Form 20-F
period 2003-12-31
FRANCE TELECOM /
filed 2004-04-16
CIK 1038143

As filed with the Securities and Exchange Commission on April 16, 2004

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 1-14712

FRANCE TELECOM

(Exact name of Registrant as specified in its charter)

Not applicable	6, place d’Alleray	French Republic
(Translation of Registrant’s	75505 Paris Cedex 15	(Jurisdiction of incorporation
name into English)	France	or organization)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share	New York Stock Exchange
Ordinary Shares, nominal value €4.00 per share*	New York Stock Exchange
American Depositary Contingent Value Rights	New York Stock Exchange
Contingent Value Rights*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares and American Depositary Contingent Value Rights pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €4.00 per share:  2,402,316,828 at December 31, 2003

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑  No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☐  Item 18  ☑

i

v

PRESENTATION OF INFORMATION

Since January 1, 2000, France Telecom publishes its consolidated financial statements in euros. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

Unless otherwise stated, translations of euros into U.S. dollars have been made at the rate of €0.7938 to $1.00 (or $1.2597 to €1.00), the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on December 31, 2003. See “Item 3. Key Information – 3.2 Exchange Rate Information” for information regarding the U.S. dollar/euro exchange rate since January 1, 1999.

Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See Note 33 of the Notes to France Telecom’s Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 (together with the Notes thereto, the “Consolidated Financial Statements”) included elsewhere in this annual report on Form 20-F for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to France Telecom and its consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

This annual report on Form 20-F contains certain information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in “Item 5. Operating and Financial Review and Prospects – 5.1.1.1 Principal Operating Results”. There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the Consolidated Financial Statements included in Item 18, including the Notes thereto.

In this annual report on Form 20-F, references to the “EU” are to the European Union, references to the “euro” or “€” are to the euro currency of the EU, references to the “United States” or “U.S.” are to the United States of America and references to “U.S. dollars” or “$” are to United States dollars.

As used herein, the terms “Company”, “France Telecom”, “France Telecom group” and the “Group”, unless the context otherwise requires, refer to France Telecom together with its consolidated subsidiaries, and “France Telecom S.A.” refers to the parent company, a French société anonyme (corporation), without its subsidiaries. References to “shares” are to France Telecom’s ordinary shares, nominal value €4.00 per share, and references to “ADSs” are to France Telecom’s American Depositary Shares, each representing one share, which are evidenced by American Depositary Receipts (“ADRs”).

As used herein, unless the context otherwise requires, the term “Orange” and “Orange Group” refers to Orange S.A. together with its consolidated subsidiaries, the term “Wanadoo” refers to Wanadoo S.A. together with its consolidated subsidiaries, the term “Equant” refers to Equant N.V. and its consolidated subsidiaries and the term “TP Group” refers to Telekomunikacja Polska S.A. (“TP S.A.”) together with its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the sections entitled “Item 3. Key Information – 3.3 Risk Factors”, “Item 4. Information on France Telecom – 4.2 Strategy” and “Item 5. Operating and Financial Review and Prospects”. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

■	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

■	fluctuations in telecommunications usage levels, including the number of access lines, traffic and customer growth;

■	competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom’s ability to retain market share in the face of competition from existing and new market entrants;

■	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of legal proceedings related to regulation;

■	the success and market acceptance of business, operating and financial initiatives (many of which are untested, particularly the “Ambition FT 2005” Plan (including the “TOP” and “15+15+15” programs)) the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

■	the impact of regulatory or competitive developments on capital outlays and France Telecom’s ability to achieve cost savings and realize productivity improvements;

■	the effect and outcome of the roll out of UMTS networks and their performance;

■	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services;

■	the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

■	the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

■	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

■	the availability, terms and deployment of capital, particularly in view of France Telecom’s debt refinancing needs;

■	changes in exchange rates;

■	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

■	risks related to information and communication technology systems generally;

■	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

■	other risks and uncertainties discussed in “Item 3. Key Information – 3.3 Risk Factors”.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

3.1 SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report on Form 20-F. The selected financial data presented below has been prepared on a basis constant with the basis of preparation used in the Consolidated Financial Statements as described in Note 2. Prior years have been reclassified as necessary for a consistent presentation. France Telecom’s Consolidated Financial Statements are prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See Note 33 of the Notes to the Consolidated Financial Statements for a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to France Telecom and a reconciliation of its net income and shareholders’ equity to U.S. GAAP.

The selected consolidated financial data as of and for each of the five years ended December 31, 1999, 2000, 2001, 2002 and 2003 are extracted or derived from the Consolidated Financial Statements, which have been audited by Ernst & Young Audit and RSM Salustro Reydel, independent auditors, for the years ended December 31, 1999, 2000, 2001 and 2002, and which have been audited by Ernst & Young Audit and Deloitte Touche Tohmatsu, independent auditors, for the year ended December 31, 2003. The Consolidated Financial Statements as of and for the year ended December 31, 1999 have been translated into euro using the fixed exchange rate for French francs and euro on January 1, 1999.

	Year ended December 31,

	2003	2003	2002	2001	2000	1999
	$(1)	(€ millions, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with French GAAP:
Sales of services and products	58,101	46,121	46,630	43,026	33,674	27,233
Operating income(2)	12,035	9,554	6,808	5,200	4,856	4,490
Interest expense, net(3)	(4,995)	(3,965)	(4,041)	(3,847)	(2,006)	(662)
Other non-operating income/(expense), net	(1,410)	(1,119)	(12,849)	(5,904)	3,957	767
Net income (loss) from integrated companies	8,453	6,710	(12,809)	(2,316)	4,975	2,965
Goodwill amortization	(2,113)	(1,677)	(2,352)	(2,531)	(1,092)	(136)
Exceptional goodwill amortization	(1,432)	(1,137)	(5,378)	(3,257)	–	–
Net income (loss)	4,039	3,206	(20,736)	(8,280)	3,660	2,768
Basic number of shares (rounded)	2,463	1,955	1,085	1,103	1,065	1,025
Diluted number of shares (rounded)	2,754	2,186	1,159	1,177	1,091	1,050
Earnings per share/ADS:
Net income (loss) per share (basic)	2.07	1.64	(16.75)	(6.58)	3.01	2.37
Net income (loss) per share (diluted)	2.02	1.60	(16.75)	(6.58)	2.97	2.34
Dividend per share(5)	–	–	–	1.00	1.00	1.00
Approximate amounts in accordance with U.S. GAAP:(6)
Net income (loss)	6,699	5,318	(33,556)	(19,278)	5,131	2,905
Earnings (loss) per share/ADS (basic)(4)	3.43	2.72	(26.70)	(14.86)	4.10	2.41
Earnings (loss) per share/ADS (diluted)(4)	3.24	2.57	(26.70)	(14.86)	4.04	2.36

	Year ended December 31,

	2003	2003	2002	2001	2000	1999
	$(1)	(€ millions, except per share data)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with French GAAP:
Intangible assets	53,404	42,392	46,086	53,152	52,338	2,131
Property, plant and equipment, net	38,593	30,635	36,268	31,728	34,623	28,964
Total assets	125,766	99,833	106,587	127,358	129,585	54,055
Short-term borrowings	1,978	1,570	10,490	11,365	25,165	2,479
Long-term debt, including current portion	60,243	47,821	60,393	56,139	38,089	14,784
Borrowings net of available cash and marketable securities	55,640	44,167	68,019	63,423	60,998	14,628
Shareholders’ equity (deficit)	15,150	12,026	(9,951)	21,087	33,157	18,903
Capital stock(7)	31,421	24,942	29,511	28,843	28,843	10,727
Approximate amounts in accordance with U.S. GAAP:(6)
Shareholders’ equity (deficit)	(588)	(467)	(26,751)	11,411	26,311	21,678
CONSOLIDATED STATEMENT OF CASH FLOWS DATA
Amounts in accordance with French GAAP:
Net cash provided by operating activities	14,263	11,322	11,839	7,076	6,613	8,109
Purchase of property, plant, equipment and intangible assets	(6,427)	(5,102)	(7,943)	(8,553)	(14,313)	(5,001)
Proceeds from sale of assets(8)	752	597	2,916	296	274	150
Cash paid for investment securities, acquired businesses, net of cash and investments in affiliates(9)	(299)	(237)	(2,228)	(4,355)	(40,561)	(2,804)
Holdings of own shares	–	–	(5,022)	(8,807)	–	–
Issuance (repayment) of short-term borrowings and long-term debt, net	(24,919)	(19,781)	(63)	5,514	39,301	(209)

(1)	In millions. The Consolidated Financial Statements are stated in euro except for 1999, which were originally stated in French francs. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 31, 2003 of €0.7938 to $1.00.
(2)	Operating income for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 includes items (€238 million, €225 million, €210 million, €199 million and €211, respectively) relating to the amortization of part of the additional provision for early retirement payments resulting from the change in 1998 and 1999 in actuarial assumptions used in calculating such provision. See Note 22 of the Notes to the Consolidated Financial Statements.
(3)	Including interest expense on TDIRA.
(4)	Earnings per ADS have been recalculated for all periods presented to reflect the 2002 stock dividend as required under U.S. GAAP, and as discussed in Note 33 of the Notes to the Consolidated Financial Statements.
(5)	In 1996, prior to France Telecom’s change of status on December 31, 1996, a payment of €686 million, which was appropriated from net income, was made to the French State. No dividend was declared after the change of status. The annual general meeting of the shareholders for the year ended December 31, 2003 authorized a payment of €0.25 per share to shareholders this year.
(6)	Amounts presented under this caption were calculated by applying the principles described in Note 33 of the Notes to the Consolidated Financial Statements.
(7)	Capital stock represents the sum of share capital and additional paid-in capital.
(8)	Includes, for 2002 and 2003, a gain from the sale of real estate of €2,550 million and €419 million.
(9)	Includes, for 2000, a cash payment of €21,693 million in connection with the acquisition of Orange plc.

	Year ended December 31,

	2003	2002	2001
OPERATING DATA
Telephones lines (standard lines and ISDN channels) at period-end (millions)(1)	49.3	49.5	40.0
ADSL lines in France at period-end (millions)	3.1	1.4	0.4
Total controlled wireless subscribers at period-end (millions)	56.2	49.9	43.2
Number of employees at period-end	218,523	243,573	211,554

(1)	For the purposes of this presentation, each ISDN channel is counted as the equivalent of one standard access line.

3.2 EXCHANGE RATE INFORMATION

Under the provisions of the Treaty on the European Union signed at Maastricht in early 1992, a European Monetary Union (“EMU”) with a single European currency, the euro, was established. On May 3, 1998, European governments and central banks announced that the following 11 member states would participate in the last stage of EMU: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxemburg, The Netherlands, Portugal and Spain. These countries have since been joined by other member states. The last stage of the EMU, which fixed exchange rates between national currencies and the European Currency Unit, and the introduction of the euro for certain purposes, began on January 1, 1999, at which time the exchange rate between the French franc and the euro was established at FF 6.55957 to €1.00 (or €0.1524 to FF 1.00).

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate.

U.S. dollars per €1.00	Year/period end rate	Average rate(1)	High	Low

Yearly amounts
1999	$1.01	$1.06	$1.18	$1.00
2000	$0.94	$0.92	$1.03	$0.83
2001	$0.89	$0.89	$0.95	$0.84
2002	$1.05	$0.95	$1.05	$0.86
2003	$1.26	$1.14	$1.26	$1.04
Monthly amounts
October 2003	$1.16	$1.17	$1.18	$1.16
November 2003	$1.20	$1.17	$1.20	$1.14
December 2003	$1.26	$1.23	$1.26	$1.20
January 2004	$1.25	$1.26	$1.29	$1.24
February 2004	$1.24	$1.26	$1.28	$1.24
March 2004	$1.23	$1.23	$1.24	$1.21
April 2004 (through April 14)	$1.19	$1.21	$1.24	$1.19

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

For information regarding the effects of currency fluctuations on France Telecom’s results, see “Item 5. Operating and Financial Review and Prospects – 5.1.1 Activity and Operating Profitability of the Group”.

3.3 RISK FACTORS

In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. These risks, or one of these risks, could have a negative effect on the business, the financial situation, or the results of operations of France Telecom. Moreover, additional risks not currently known to France Telecom, or that France Telecom currently deems immaterial, may also impair its business operations. France Telecom’s business, financial condition or results of operations could be materially adversely affected by any of these risks and investors could lose all or part of their investment.

The risks described below concern:

■	Risk factors relating to France Telecom’s business (see “– 3.3.1 Risk Factors Relating to France Telecom’s Business”);

■	Risk factors relating to the telecommunications and wireless industries (see “– 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries”);

■	Risks factors relating to financial markets (see “– 3.3.3 Risk Factors Relating to Financial Markets”); and

■	Risk factors relating to legal proceedings (see “– 3.3.4 Risk Factors Relating to Legal Proceedings”).

Risks related to France Telecom, the telecommunications industry and financial markets are described below in each of the categories by order of decreasing importance, according to France Telecom’s current assessment. The occurrence of new external or internal events may lead France Telecom to modify this order of importance in the future.

3.3.1 RISK FACTORS RELATING TO FRANCE TELECOM’S BUSINESS

France Telecom may not be able to reduce its debt. If it is unable to reduce its indebtedness, France Telecom’s cash flow may be insufficient to meet its financing needs and its ability to invest in the development of its business may be reduced.

During the period from 1999 to 2002, France Telecom achieved strong external growth at a cost of €100 billion, of which 80% was paid in cash. This led to a major increase of its net consolidated financial debt, which went from €14.6 billion at the end of 1999 to €68.0 billion at the end of 2002.

The major priority of the “Ambition FT 2005” Plan, launched in December 2002, is to reduce France Telecom’s indebtedness through an increase in capital, undertaken on April 15, 2003 for close to €15 billion and through its operational performance improvement program called “TOP”. These two elements, for the most part, allowed France Telecom to reduce its net consolidated financial debt to €44.2 billion at December 31, 2003.

Nevertheless, in the future, France Telecom may not be able to generate sufficient cash flow to further reduce its indebtedness. This situation could result from negative factors such as the following:

■	competition or decisions made by regulatory authorities that have the effect of reducing prices or revenues;

■	the slowdown of the current growth in terms of business volume (wireless activities, data base services, Internet services);

■	the decrease in business volume of older sectors (a tendency that is already being experienced in fixed line telephony);

■	obstacles to the efforts to achieve savings in terms of operating expenses before amortization and depreciation and in terms of investments in tangible and intangible assets;

■	the necessity, due to competition or technological advancement or changes in regulations, to incur operational or investment expenses that are greater than those planned.

If France Telecom does not succeed in reducing its indebtedness, its cash flow may be insufficient to meet its financing needs, including meeting scheduled repayments of its debt.

Furthermore, France Telecom’s financing agreements contain a certain number of financial covenants (see Note 20 and Note 20.4 of the Notes to the Consolidated Financial Statements). If France Telecom fails to meet its obligations arising from its financing agreements or other payment obligations, its creditors may require early repayment. Many of France Telecom’s financing agreements and its outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default or acceleration, or a failure to respect a financial covenant, may result in the acceleration of all or a significant part of France Telecom’s debt and an inability to draw upon its credit lines. France Telecom’s high level of debt, its obligations to maintain certain financial ratios and its other obligations may limit its ability to borrow additional funds and invest in the development of its business.

The “TOP” Program may not achieve the expected results, which could have a material adverse impact on France Telecom’s financial condition and results of operations.

The “TOP” operational performance improvement program strives to achieve optimal levels of performance for each of its activities and generate more than €15 billion in net cash flow over the period from 2003 to 2005.

The results of the “TOP” Program in 2003 are discussed in “Item 5. Operating and Financial Review and Prospects – 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”.

In particular, the “TOP” Program allowed France Telecom to generate approximately €6.4 billion in free cash flow excluding asset disposals (for a calculation of free cash flow excluding asset disposals and a description of the manner in which France Telecom uses it, see “Item 5. Operating and Financial Review and Prospects – 5.4.2 Liquidity” and “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Financial Measures and Financial Glossary”). France Telecom’s management uses free cash flow excluding asset disposals to analyze its ability to generate net cash available for debt repayment in the context of the “TOP” Program. Operating expenses before depreciation and amortization decreased, on a comparable basis, from €30.3 billion in 2002 to €28.8 billion in 2003, representing a decrease of close to €1.5 billion. Investments in tangible and intangible assets (excluding acquisitions of licenses) decreased, on a comparable basis, from €6.95 billion in 2002 to €5.1 billion in 2003, representing a decrease of close to €1.9 billion.

In the future, the goals of this program may not be achieved or may be delayed, which would have a material impact on the financial condition and results of operations of France Telecom. France Telecom may encounter difficulties in the implementation of the program. For example, reorganization costs may be greater than expected (from €800 million to €1 billion), especially in cases of withdrawals from certain markets (for example, the withdrawal of Orange from the Swedish market).

Furthermore, the implementation of the “TOP” Program could lead to unexpected results. For example, investments in tangible and intangible assets, and more generally, the investments made in growth sectors, may be insufficient to maintain the Group’s status as a leader, to improve networks and to develop and promote new and existing services, especially in the highly competitive sectors of wireless and Internet services.

France Telecom may not be able to successfully integrate the companies that it has acquired or to achieve planned synergies.

During 2003, France Telecom continued to pursue its integration of Equant and TP Group. France Telecom may:

■	have difficulty integrating the operations and personnel of the acquired entities;

■	fail to successfully incorporate networks or acquired technology into its network and product offerings;

■	fail to generate anticipated synergies;

■	fail to maintain uniform standards, controls, procedures and policies; or

■	fail to maintain satisfactory employee relations with acquired entities as a result of changes in management and ownership.

Any major difficulties related to the integration of these entities or other businesses acquired by France Telecom could have an adverse effect on its business, financial condition and results of operations.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not hold a controlling interest.

In some of the Group’s activities, especially in the “Orange” and “Other International” segments, France Telecom holds a non-controlling interest. Under the governing documents or agreements for certain of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of distributions require the agreement of France Telecom’s partners, and in some cases, decisions regarding these matters may be made without France Telecom’s approval. There is a risk of disagreement or deadlock or a risk that decisions contrary to the interests of France Telecom will be made. For example, following the difficulties encountered with MobilCom, France Telecom was obliged to depreciate the total amount of its investment in MobilCom in 2002.

The consolidated subsidiaries that may be impacted by the risks described above are either proportionately consolidated (as in the case of control exercised with one or more other shareholder(s)) or consolidated according to the equity method (see Note 32 of the Notes to the Consolidated Financial Statements).

Companies that are consolidated proportionately mainly include ECMS (Mobinil), a subsidiary of Orange in Egypt, which is consolidated at 71.25%, as well as operators in Mauritius (Mauritius Telecom) and Jordan (JTC), in which France Telecom has a 40% controlling interest in each.

Companies that are consolidated by the equity method (see Note 11 of the Notes to the Consolidated Financial Statements) mainly include the operating subsidiaries of BITCO/TA Orange, a subsidiary of Orange in Thailand controlled at 49%, and

Radianz, a subsidiary of Equant controlled at 49%. At December 31, 2003, following an additional depreciation, the book value of the securities of BITCO was brought to zero. Moreover, France Telecom has a 36% interest in the share capital of Tower Participations following its withdrawal from TDF and a 20% interest in the share capital of Bluebird Participations France following its withdrawal from Eutelsat.

Finally, France Telecom has non-consolidated holdings (see Note 12 of the Notes to the Consolidated Financial Statements) that could be impacted by the risks mentioned above, in particular, Orange’s interests in the share capital of ONE (17.5%, Austria) and Optimus (20%, Portugal). France Telecom fully depreciated at December 31, 2003 the value of its 27% interest in the share capital of Noos (Cable television, France).

In some cases, strategic or joint venture partners may choose not to continue their partnership. In addition, France Telecom’s arrangements with its joint venture partners may expose France Telecom to requirements for additional financing, or additional capital expenditure or investment requirements or obligations to buy or sell holdings. See Note 28 of the Notes to the Consolidated Financial Statements.

These factors could impact France Telecom’s ability to pursue its stated strategies with respect to those entities or have a material adverse effect on its results of operations or financial condition.

The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect France Telecom’s business, financial condition and results of operations.

At December 31, 2003, France Telecom had paid over €8 billion to acquire UMTS licenses in Europe (excluding minority interests, notably MobilCom). Under the terms of these licenses, France Telecom has agreed to make significant investments in its networks in order to offer new products and services. If France Telecom decided not to pursue UMTS development in certain countries, or if it was unable to meet the costs, it may incur significant costs, including revocation of the licenses, relating to its withdrawal from these markets.

For example, if Orange cannot fulfill the conditions under its UMTS licenses or obtain their modification, the licenses may be revoked and Orange may be liable for damages to the state that awarded the licenses, or to its partners in UMTS development in these countries, as well as to its creditors or its suppliers. All of these risks could have a significant negative impact on France Telecom’s financial condition and results of operations.

In addition, once its UMTS network has been launched, the costs related to the development and marketing of new products are difficult to estimate and may be very high, in particular to promote demand for UMTS services or to subsidize UMTS-compatible handsets.

France Telecom cannot be certain that the demand for UMTS products and services will justify the related high costs. Low demand, or demand with weak growth, for UMTS products and services in markets where France Telecom offers them would adversely affect its results of operations. The level of demand for UMTS products and services may be adversely affected by the failure of prior preliminary launches by France Telecom’s competitors or by the launch of alternative technologies. France Telecom will need to offset the high purchase costs of the licenses, network capital expenditures and the related amortization costs with increased revenues from customers. Furthermore, any delay in the provision of UMTS products and services resulting from problems with suppliers of components of the UMTS network, the roll out of the network, the unavailability of products compatible with UMTS services, the inability to comply with the requirements of UMTS licenses or any other factor may adversely affect revenues from UMTS services or the date from which such revenues are generated. If, in the future, France Telecom’s current estimates relating to future cash flow generated under the UMTS licenses are not met, France Telecom’s revenues could be adversely affected, and France Telecom could be required to significantly depreciate the value of its UMTS licenses and related assets recorded in its financial statements.

To the extent that France Telecom expects to generate significant cash flows from its wireless telephony subsidiaries, such as Orange and PTK Centertel, the failure by these activities to generate sufficient revenues could render France Telecom unable to meet its financing needs related to the development of UMTS or its other activities. Its financial condition and results of operations may be adversely affected.

For more information relating to the cost and value of UMTS licenses, see “Item 5. Operating and Financial Review and Prospects – 5.2.2.1 Orange Segment – Investments in Tangible and Intangible Assets”.

France Telecom recorded significant goodwill following the acquisitions it made between 1999 and 2002. Accelerated amortization of this goodwill may be required, which could have a material negative impact on France Telecom’s results.

France Telecom recorded significant goodwill in connection with its acquisitions since 1999, particularly for the acquisitions of Orange, Equant and TP Group. Goodwill amounted to approximately €26 billion at December 31, 2003. Pursuant to French generally accepted accounting principles, goodwill is amortized over a period determined at the time the goodwill is recorded.

The value of goodwill is reassessed annually and, when events and circumstances indicate that a decrease in value may occur, France Telecom depreciates this goodwill, particularly in the case of events and circumstances that include lasting material adverse changes affecting the economic environment or affecting the assumptions and objectives that were used at the time of the acquisition. For example, France Telecom depreciated its investments in Equant and in certain subsidiaries of Orange and Wanadoo in 2002 and 2003. France Telecom cannot guarantee that new events or unfavorable circumstances will not take place that would lead France Telecom to reassess the value of its goodwill and record additional significant exceptional amortization, which could have a material adverse effect on France Telecom’s revenues.

For further information relating to the exceptional amortization of goodwill, see “Item 5. Operating and Financial Review and Prospects – 5.2.3.8 Goodwill Amortization”.

France Telecom’s technical infrastructure is vulnerable to damage or interruptions caused by floods, storms, fires, power outages, war, intentional acts and other similar events. Technical network and information technology system failures may result in reduced user traffic, reduced revenue and harm to France Telecom’s reputation.

The occurrence of a natural disaster, such as the major storms in December 1999 that affected service in France at the beginning of 2000, or the flooding in southern France in 2002, and other unanticipated problems at France Telecom’s facilities or any other damage to or failure of its network could result in interruptions in its service. In 2000, such damages amounted to approximately €150 million. In certain circumstances, France Telecom has no insurance for damages to its aerial lines and must itself finance these costs. Information technology system (hardware or software) failures, human error or computer viruses could also affect the quality of its services and cause temporary service interruptions. While the risk cannot be quantified, such events could result in customer dissatisfaction and reduced traffic and revenues for France Telecom.

France Telecom will be obligated to adopt new accounting standards in 2005 that may have a material impact on its accounts and may render a comparison between financial periods more difficult.

In June 2002, the European Union adopted new regulations requiring all listed EU companies, including France Telecom, to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in their financial statements from January 1, 2005.

The IFRS norms may have a material impact on important items in the accounts and balance sheet of France Telecom. For further information on the impact of IFRS norms, see “Item 5. Operating and Financial Review and Prospects – 5.7.2 Implementation of IFRS (International Financial Reporting Standards) within the France Telecom Group”.

The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in these countries.

France Telecom has made a significant number of investments in telecommunications operators in countries in Eastern Europe, the Middle East, the Caribbean, Latin America, Asia and Africa, particularly with respect to its activities in the “Orange” and “Other International” segments.

The political, economic and legal systems of the countries in these regions of the world (as, for example, in the Ivory Coast) may evolve in an unpredictable manner. Political or economic upheaval or changes in laws may negatively affect the operations of companies in which France Telecom has invested, and may impair the value of these investments.

The downgrading of France Telecom’s debt ratings in 2001 and in 2002 by rating agencies increased the cost of its debt. Despite the ratings increases in December 2002, in 2003 and in 2004, the downgrading of its debt rating could limit its ability to borrow and may increase the cost of access to financial markets.

In October 2001, the rating agencies that evaluate France Telecom’s debt downgraded their ratings on France Telecom’s short- and long-term debt. Standard & Poor’s Ratings Services, or S&P’s, lowered its rating on France Telecom’s long-term debt from A- to BBB+, with a negative outlook, and downgraded France Telecom’s short-term debt rating from A1 to A2. Moody’s Investors Service, or Moody’s, lowered its rating of France Telecom’s long-term debt from A3 to Baa1, with a negative outlook, and downgraded its rating of France Telecom’s short-term debt from P1 to P2. Fitch Ibca downgraded its rating of France Telecom’s long-term debt from A– to BBB+ with a negative outlook, and lowered the rating of its short-term debt from F1 to F2. After the publication of France Telecom’s annual accounts in March 2002, S&P’s and Moody’s placed their respective BBB+ and Baa1 ratings of France Telecom’s long-term debt, on review for downgrade; similarly, Fitch Ibca placed its F2 rating of France Telecom’s short-term debt on review for downgrade beginning March 2002. On May 13, 2002, Moody’s also placed France Telecom’s short-term debt under review.

On June 24, 2002, Moody’s downgraded its rating of France Telecom’s long-term debt from Baa1 to Baa3 and downgraded France Telecom’s short-term debt rating from P2 to P3, with a negative outlook for the long-term debt. On June 25, 2002, S&P’s downgraded France Telecom’s long-term debt rating from BBB+ to BBB and downgraded France Telecom’s short-term debt rating from A2 to A3. S&P’s also put France Telecom’s long-term rating on review, with a negative outlook. On July 5, 2002, Fitch Ibca downgraded its rating of France Telecom’s long-term debt to BBB-, with a stable outlook, and lowered its rating of France Telecom’s short-term debt from F2 to F3. On July 12, 2002, S&P’s again downgraded its rating of France Telecom’s long-term debt from BBB to BBB-, with a stable outlook.

These ratings downgrades have limited France Telecom’s access to financial markets while it faces significant debt repayments in 2003, 2004 and 2005. According to the rating agencies, the downgrading of France Telecom’s ratings and their placement under review is due to doubts about France Telecom’s ability to execute its debt reduction plan, due to both the deterioration of market conditions in the telecommunications sector and the difficulties encountered by France Telecom in carrying out its asset disposal program. The rating agencies have also expressed concern about the possible assumption by France Telecom of MobilCom’s debt. In this regard, France Telecom recently completed, in 2003, the transactions contemplated by the MC Settlement Agreement with MobilCom (see Note 22.3 and Note 26 of the Notes to the Consolidated Financial Statements).

On December 5, 2002, after the announcement related to the launch of the “Ambition FT 2005” Plan (see “Item 4. Information on France Telecom – 4.2.1 ‘Ambition FT 2005’ Plan”) Fitch Ibca amended its outlook on France Telecom’s long-term debt from stable to positive and S&P’s confirmed its rating of France Telecom’s long-term debt at BBB- with a stable outlook. On December 9, 2002, Moody’s also confirmed France Telecom’s long-term debt rating at Baa3 with a stable outlook. On May 14, 2003, S&P’s increased its rating on France Telecom’s long-term debt from BBB- to BBB with a positive outlook and its rating on short-term debt from A-3 to A-2. On August 7, 2003, Fitch IBCA increased its rating on France Telecom’s long-term debt from BBB- with a positive outlook to BBB with a positive outlook. On September 23, 2003, Moody’s increased its outlook on the long-term debt placed at Baa3 from stable to positive, then on December 5, 2003, placed it under positive review. On February 18, 2004, S&P’s increased its rating on France Telecom’s long-term debt to BBB+ with a positive outlook. On February 19, 2004, Fitch Ibca increased its rating on France Telecom’s long-term debt to BBB+ with a positive outlook. On March 3, 2004, Moody’s increased its rating on France Telecom long-term debt to Baa2 with a positive outlook and its short-term rating to P2, with a stable outlook.

France Telecom cannot guarantee that the rating agencies will not further downgrade its credit ratings, particularly if the TOP Program does not produce the expected results or if France Telecom is unable to reduce its indebtedness.

A significant portion of the debt (€17.1 billion outstanding at the end of 2003) includes step-up provisions, or provisions that will lead to the amendment of the coupons or margins should the ratings of France Telecom change. The deterioration in the ratings of France Telecom in June and July of 2002 led to an increase in coupon bonds starting September 2002 for bonds denominated in U.S. dollars or in pounds sterling, and starting in February and March of 2003 for the other bonds (annual bonds). This can be explained by the impact of the deterioration in the ratings of France Telecom that occurred in 2002 on interest expense which was approximately €40 million in 2002, compared to €164 million in 2003.

Furthermore, France Telecom S.A.’s securitization programs require, where applicable, a rating above BB-.

France Telecom cannot guarantee that it will succeed in applying the measures adopted to reinforce or maintain its credit ratings. It also cannot guarantee that the rating agencies will deem the undertaken measures sufficient. In addition, factors outside France Telecom’s control, including factors relating to the telecommunications industry or specific countries or regions in which it operates, may affect the rating agencies’ assessment of France Telecom’s credit profile.

For information purposes, France Telecom believes that a decrease of one notch in its long-term debt rating by S&P’s and Moody’s would automatically increase its annual interest expense by approximately €90 million, based on its current level of indebtedness, and would also adversely affect its ability to access, and the conditions under which it accesses, the financial markets.

In addition, in the event of a ratings downgrade, certain derivatives contracts and certain contracts related to lease transactions with distinct third parties may be terminated or require the posting of collateral. France Telecom has already been required to post collateral for certain of these contracts.

3.3.2 RISK FACTORS RELATING TO THE TELECOMMUNICATIONS AND WIRELESS INDUSTRIES

The profound and permanent transformation of the telecommunications industry could render existing technology obsolete. A deficiency in France Telecom’s response to technological advancement could lead to the loss of customers or market share in the sectors in which France Telecom operates and could have an impact on its revenues and results of operations.

The telecommunications industry has experienced profound changes in recent years, and France Telecom believes that these changes will continue. If France Telecom fails to rapidly adapt its business to meet the developments of the telecommunications industry, it may be unable to compete effectively and its business activities, financial condition and results of operations may suffer. France Telecom may be unable to appropriately anticipate the demand for certain technologies or may not be in a position to acquire or finance the necessary licenses and intellectual property rights in time. Further, new technologies that France Telecom chooses to develop may lead to significant costs and may not be as successful as planned. As a result, France Telecom may lose customers or market share or may be obligated to undertake substantial expenditures to maintain its customers.

The intense competition of the telecommunications industry in Europe may strain France Telecom’s resources.

France Telecom faces intense competition in all areas of its business.

In the fixed line telephony business in France, which has been open to competition since January 1, 1998, France Telecom faces competition that has created a dramatic reduction in rates, as well as a reduction in its market share from 1998 through 2001. In addition, competition in the markets for regional and local calls is intensifying. The recent regulatory changes, such as the unbundling of its local loop, the preselection of operators, number portability and main distribution frame access, have increased the ease with which its customers can use the services of other telecommunications carriers instead of France Telecom’s services. In the local call sector principally, with the introduction of carrier preselection at the beginning of 2002, France Telecom lost approximately 25% of its market share at December 31, 2002. France Telecom expects a further decrease of its market share and continued decreases of rates in the fixed line services in France, where it currently enjoys the greatest market share. In addition, according to France Telecom, an increasing proportion of calls that would previously have been made over the fixed line network are now being made on mobile telephones, a process known as “fixed-wireless substitution”. The level of competition is significantly influenced by decisions of the ART, which could make decisions that would lead to further declines in rates in the fixed line telephony business. For further information regarding competition and regulatory decisions that could affect the level of competition, see “Item 4. Information on France Telecom – 4.5.3 Fixed Line, Distribution, Networks, Large Customers and Operators” and “Item 4. Information on France Telecom – 4.12.2 French Regulations”.

In addition, restructuring by certain competitors and overcapacity in the international transmissions sector could materially affect France Telecom’s results in the international transmissions business. If these conditions continue, they could negatively impact France Telecom’s results in this market. In the data transmissions market, Equant and Transpac, both subsidiaries of France Telecom, face intense competition. The success of the France Telecom group in this market will depend on the ability of Equant and Transpac to compete with the other large telecommunications operators, intellectual property and data specialists and new entrants in this market, including operators from competing networks and suppliers of Internet services or other value added services. France Telecom believes that the number of competitors, the vertical and horizontal concentration of this activity, the pressure on rates and the competition in terms of market share could increase in the future.

In the wireless telecommunications business, France Telecom faces intense competition in all of its principal markets (particularly in France and the United Kingdom) from existing and new market participants. In certain countries, France Telecom must compete with new non-traditional operators that offer wireless communications services without maintaining their own networks (known as mobile virtual network operators). Although competition based on handset subsidies has diminished in France and the United Kingdom, competition based on rates, subscription options offered, coverage and service quality remains intense. As these markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention, which could lead to higher expenses for customer loyalty initiatives. Rates for wireless communications have been declining over the past several years and may continue to decline in France Telecom’s principal markets.

France Telecom also faces competition in the market for Internet and multimedia services, particularly in France. The Internet access market is experiencing increased competition and shifting usage patterns which exert a pressure that may be influenced by regulation, particularly in France. There are few substantial barriers to entry in the Internet industry and connection costs for users and customers are low. As a result, France Telecom’s most significant competitors in this segment may be new entrants such as the French postal service that would not be burdened by the costs of modernizing older equipment. It may be very expensive for France Telecom to upgrade its networks, products and technology in order to continue to compete effectively with other competitors. Wanadoo faces competition in the printed directories market from editors that offer regional directories in France. Online directories remain highly competitive with many market participants.

Competition in any or all of France Telecom’s lines of business could lead to:

■	price erosion for France Telecom’s products and services;

■	an inability to increase market share or a loss of market share;

■	loss of existing or prospective customers and greater difficulty in retaining existing customers;

■	more rapid deployment of new technologies and obsolescence of existing technologies;

■	the increase of costs related to investments in new technologies that are necessary to retain customers and market share;

■	increased pressure on France Telecom’s profit margins, preventing it from maintaining or improving its current level of operational profitability; and

■	difficulties repaying the debt it incurred to finance its acquisitions and strategic and technological investments if it cannot generate revenues and an adequate gross margin of internal financing.

If growth in the Internet and wireless businesses slows, France Telecom’s revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect its profitability.

In recent years, France Telecom’s revenues, at a constant exchange rate, have grown in large part because of rapid expansion in its Internet and wireless communications businesses, in line with growth in the Internet and wireless markets in Europe. If these markets do not continue to expand, particularly in France and the United Kingdom, France Telecom’s revenue may not grow or may even slow, which in turn could affect its financial condition and results of operations, in particular if the revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment were to decrease.

Despite the current trend towards deregulation in France and other European countries, France Telecom continues to operate in highly regulated markets in which its flexibility to manage its business is limited.

France Telecom must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its fixed line, wireless and Internet networks and the provision of its products and services. It must also cooperate with agencies or other governmental authorities that regulate and supervise the allocation of frequency spectrum and that oversee the general competitiveness of the telecommunications market. Furthermore, France Telecom faces a number of regulatory constraints as a result of its dominant position in the fixed line telecommunications market in France, including certain obligations that lead to significant costs. For example, France Telecom is required to provide interconnection services to other operators on terms that must be approved by the regulatory authority. France Telecom is also required to have its rates for fixed line voice telephony services approved by the regulatory authority prior to implementation. France Telecom believes that, in general, it fulfills the requirements imposed by the applicable regulations, but it cannot predict the opinion of regulatory or judicial authorities, who could be asked to review or have already been asked to review France Telecom’s compliance.

Like other operators, France Telecom’s activities and operating income may be impacted significantly by legislative, regulatory and governmental changes and, in particular, by decisions made by regulatory authorities and competition authorities in relation to:

■	granting, modifying and renewing licenses (see “Item 5. Operating and Financial Review and Prospects – 5.2.2.1 Orange Segment – Investments in Tangible and Intangible Assets” for further information on the renewal of the GSM license in France);

■	rates or the possibility of extending activities to new markets;

■	network accessibility to virtual network operators and other service providers; or

■	access to third party networks.

Such decisions could significantly impact results of operations.

The following can be cited as examples of risks related to regulatory changes or decisions: the conditions for the renewal of Orange France’s GSM license and Wanadoo’s obligation to submit to the European Commission accounting information related to its broadband offers.

Regarding the first point, the GSM license granted to Orange France for a period of 15 years, from March 25, 1991, expires in March 2006. In compliance with the terms of the license, the conditions for renewing the license, like those for SFR, were defined in March 2004. The new conditions approved by the French government provide for a 1% fee per year on the revenues of wireless operators, in addition to a fee of €25 million per year. The wireless operators have agreed to continue to reduce the price of SMS text messages and will work in close cooperation with the French State, local authorities and the regulatory authority to complete the rural area coverage program and ensure 100% wireless telephony coverage for all French towns and villages. In other countries where it operates, France Telecom cannot foresee the new conditions that will be applicable within the framework of GSM licenses following their renewal, and in particular, cannot dismiss the possibility that the cost to the operator may be significantly higher than the current cost of the license fees.

Regarding the second point, within the framework of a July 2003 decision by the European Commission (see Note 29 of the Notes to the Consolidated Financial Statements) imposing a fine of €10.4 million on Wanadoo France for having abused its dominant position in the retail market for broadband Internet access by practicing predatory pricing between 2001 and October 2002 (Wanadoo filed an appeal against this decision), the European Commission has required that Wanadoo France furnish it with its operational accounts related to its broadband offers until 2006, in order to enable the Commission to verify that Wanadoo France is not engaging in predatory pricing.

Furthermore, licenses are required in most countries to provide telecommunications services and operate networks. These licenses frequently impose requirements regarding the way the operator conducts its business, including, in particular, minimum service requirements, roll out completion deadlines, and network quality and coverage.

Failure to meet these requirements could result in fines or other sanctions, including, ultimately, revocation of the licenses.

Alleged health risks of wireless communications devices could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations or litigation, that may have adverse effects on the results of operations of France Telecom.

In France, by decree dated May 3, 2002, the Health Ministry required wireless operators to provide their customers with recommendations on the use of mobile telephones and information on the remaining uncertainties relating to potential health risks. In addition, Orange signed charters of good conduct relating to the installation of transmitter sites with other operators and certain municipalities in France. On January 21, 2003, the ART published a scientific study regarding the health risks associated with wireless telephone transmitter sites and mobile telephones. The results of this study, ordered by the French National Institute for Industrial Environment and Risks (the Institut national pour l’environnement industriel et des risques, or “Ineris”), confirmed the conclusions of an independent report published in 2001, which found that “no study has been able to conclude that exposure to radio-frequency fields emitted by mobile telephones or their base stations have had a harmful influence on health”. In total, at least four scientific studies with the same conclusions, including the one mentioned above, were published in 2003.

In the United Kingdom, a study on wireless telecommunications health issues conducted by the Independent Expert Group on Mobile Phones, known as the Stewart Report, reported that to date, there is no evidence that suggests that wireless phone technologies pose a health risk for the general public. The Department of Health in the United Kingdom has nevertheless required that information be made available to customers so that they can make their own informed choices about how to use mobile phones. In the United Kingdom, Orange and other wireless network operators are promoting in-depth scientific research into wireless technology through joint financing of a program with the government of the United Kingdom. The published scientific studies concluded that no long-term health risks exist.

While to date France Telecom is not aware of any substantiation of health risks associated with wireless communication devices, actual or perceived health risks may adversely affect France Telecom’s results of operations or financial condition through a reduction in the number of customers, reduced usage per customer, exposure to potential litigation or other liability. In the event that future evidence is considered to show that health risks exist, the use of mobile phones could be subject to regulations which, for example, could limit emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on France Telecom’s operations and results of operations.

3.3.3 RISK FACTORS RELATING TO FINANCIAL MARKETS

France Telecom’s business may be affected by fluctuations in exchange rates.

A significant portion of France Telecom’s revenues and expenses are accounted for in currencies other than the euro. Over the course of 2002 and 2003, the main currencies for which France Telecom was exposed to exchange rate risk were the pound sterling, the Polish zloty and the U.S. dollar. Where appropriate, France Telecom enters into derivative instruments to hedge underlying exposures to changes in exchange rates, but France Telecom cannot guarantee that these derivative transactions will effectively or totally hedge its risks. To the extent that France Telecom has not entered into derivative instruments to cover a portion of this risk, or if its strategy of using these instruments is not successful, France Telecom’s cash flow and revenues may be affected. Derivative instruments are described in Note 20 of the Notes to the Consolidated Financial Statements.

For consolidation purposes, the balance sheets of France Telecom’s consolidated foreign subsidiaries are converted into euro using the exchange rate at the end of the period, and their income statements and cash flow charts are converted using the average exchange rate for the period. The impact of such a conversion on the balance sheet and shareholders’ equity may be significant. From one period to another, fluctuations in the average exchange rate relating to a particular currency may significantly affect the reported revenues as well as the expenses incurred in such currency, as reflected in France Telecom’s income statement, which could significantly affect its results of operations. For example, in 2003, the impact of fluctuations in the exchange rate on France Telecom’s revenues was approximately €2 billion.

France Telecom’s business may be affected by fluctuations in the financial markets, including changes in interest rates.

In the ordinary course of its business, France Telecom is exposed to financial market risks, including changes in interest rates. Where appropriate, France Telecom enters into derivative instruments to hedge underlying exposures to changes in interest rates. The derivative instruments used by France Telecom are described in Note 20 of the Notes to the Consolidated Financial Statements. France Telecom’s exposure to market risks is described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk – 11.1 Exposure to Market Risks and Financial Instruments”.

Risk factors relating to the volatility of France Telecom’s shares.

France Telecom S.A.’s share prices may fluctuate due to a number of factors, including:

■	a change in France Telecom’s credit rating, or level of indebtedness or sales of assets;

■	changes in recommendations made by financial analysts with respect to France Telecom;

■	changes in analysts’ forecasts regarding the markets in which France Telecom operates;

■	an announcement by France Telecom or one of its competitors regarding strategic partnerships, results of operations, changes in its capital structure or other important changes in activity;

■	the recruitment or departure of key employees; and

■	general stock market fluctuations.

Following the exchange offer for Orange shares completed in 2003, France Telecom held none of its own shares at December 31, 2003.

In addition, the share prices of France Telecom’s listed subsidiaries, Wanadoo, Equant and TP S.A., may fluctuate. This could impact the financial condition of France Telecom or its share price.

Future sales by the French State of its shares in France Telecom may impact France Telecom’s share price.

At December 31, 2003, the French State held, directly or indirectly, through the intermediary, ERAP, approximately 54.5% of the share capital of France Telecom. Until January 2004, the French State had the legal obligation to hold more than 50% of the share capital of France Telecom. However, French law no. 2003-1365 of December 31, 2003, relating to the public telecommunications service and to France Telecom, allows the French State to transfer its holding to private investors. If the French State decides to reduce its holding in the share capital of France Telecom, such a sale or even the perception of potential sales could impact France Telecom’s share price.

The price of France Telecom’s ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

The ADSs are quoted in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because France Telecom’s financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce France Telecom’s earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Any dividend that France Telecom might pay in the future would be denominated in euro. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights. Holders of shares wishing to exercise their voting rights must block their shares for at least five days prior to the shareholders’ meeting pursuant to French law.

In order to vote at shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by France Telecom or on France Telecom’s behalf by an agent appointed by France Telecom by 3:00 p.m. (Paris time) the day before the meeting. A holder of bearer shares must obtain a certificate (certificat d’immobilisation) from the accredited intermediary with whom the holder has deposited its shares, and the certificate must state that the shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting by 3:00 p.m. (Paris time) the day before the meeting.

Preemptive rights may be unavailable to holders of France Telecom’s ADSs.

Holders of France Telecom’s ADSs or U.S. resident shareholders may be unable to exercise preemptive rights granted to France Telecom’s shareholders, in which case holders of France Telecom’s ADSs could be substantially diluted. Under French law, whenever France Telecom issues new shares for payment in cash or in kind, France Telecom is usually required to grant preemptive rights to its shareholders. However, holders of France Telecom’s ADSs or U.S. resident shareholders may not be able to exercise these preemptive rights to acquire shares unless both the rights and the shares are registered under the Securities Act of 1933 or an exemption from registration is available.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case no value will be given for these rights.

3.3.4 RISK FACTORS RELATING TO LEGAL PROCEEDINGS

France Telecom is involved in several investigations or legal proceedings that are more fully described in Note 29 of the Notes to the Consolidated Financial Statements. France Telecom’s position as the leading operator and provider of networks and telecommunications services in France and one of the leading telecommunications operators in the world subjects it to the scrutiny of its competitors and French and European competition authorities. In addition, France Telecom is regularly involved in legal disputes with competitors as a result of its leading positions in the fixed and wireless telecommunications markets in which it operates. With the exception of the proceedings set forth in Note 29 of the Notes to the Consolidated Financial Statements, France Telecom believes that none of these proceedings, taken by itself, would have a material adverse effect on the financial condition or results of operations of the Group.

Item 4. INFORMATION ON FRANCE TELECOM

4.1 HISTORY AND DEVELOPMENT

History and Development

Formerly a part of the French Telecommunications Ministry, France Telecom was created as a legally distinct public sector operator in 1991. Since December 31, 1996 it has operated as a corporation (société anonyme) subject to French corporate law and to the specific laws that govern it. Its length of life is 99 years, except where extended or wound up early. French law no. 2003-1365 of December 31, 2003 now permits the State to hold, directly or indirectly, less than half of the majority of the capital.

France Telecom’s shares have been listed on the Premier marché of Euronext Paris S.A. and on the New York Stock Exchange (“NYSE”) since October 1997, when the French State sold 25% of its shares to the public and France Telecom employees. At December 31 2003, approximately 54.5% of France Telecom’s shares were directly or indirectly held by the French State.

France Telecom’s registered office is located at 6, Place, d’Alleray, 75505 Paris Ledex 15, and its telephone number is: + 33(0)1.44.44.22.22. France Telecom’s agent in the United States, France Telecom North America, is located at 1270 Avenue of the Americas, New York, NY 10020.

In recent years, France Telecom’s business and the regulatory and competitive environments in which it operates have undergone significant changes that have affected the structure of its revenues, as well as its business and its internal organization. All sectors of the telecommunications market in France were opened to competition as of January 1, 1998 (with the exception of the local communications sector which was opened to competition on January 1, 2002), whereas France Telecom previously had a monopoly on the provision of fixed line services. In addition, competition has evolved according to the decisions made by the French telecommunications regulator, the Autorité de Régulation des Telecommunications (“ART”).

From 1999 to 2002, France Telecom pursued a strategy designed to reinforce its competitive position in this context of deregulation and heightened competition, particularly by introducing new services and accelerating its international development through external growth. By pursuing this strategy, France Telecom extended its activities towards new areas of telecommunications services, including wireless telephony, the Internet and data transmission services in France and internationally. Also as part of this strategy, France Telecom made many strategic investments (including acquisitions, minority investments and UMTS licenses). In particular, it acquired Orange plc in 2000, Global One and Equant in 2000 and 2001, acquired interests in NTL from 1999 to 2001, in the Polish operator TP S.A. in 2000 and 2001, in MobilCom in 2000, and acquired UMTS licenses in various European countries.

For the most part, these strategic investments could not be financed through equity, which resulted in a major increase in Group debt and a reduction in the rating of France Telecom’s debt by rating agencies.

Upon his arrival at the head of France Telecom on October 2, 2002, Thierry Breton immediately commissioned a team of experts to carry out a complete review of France Telecom’s businesses and financial situation (the “State of France Telecom S.A.” mission (Mission Etat des Lieux)). The main conclusions of this study were presented to France Telecom’s board of directors on December 4, 2002:

■	from an operational perspective, France Telecom remains a competitive group with a portfolio of assets that are leaders in their principal market segments with strong brands such as France Telecom, Orange, Wanadoo and Equant. However, given France Telecom’s strong external growth and the organization put in place over the last few years, the Group has not fully exploited its real potential to improve its operating margins;

■	during the 1999-2002 period, France Telecom’s external growth cost €100 billion, approximately 80% of which was paid for in cash. Successive plans for reducing France Telecom S.A.’s debt were not implemented due to the market downturn, and the sale of assets was not sufficient to reduce levels of debt; and

■	although it was very responsive at the operational level, the Group was organized in an excessively decentralized manner. The central functions did not have enough leverage to develop potential synergies.

Based on the results of this “State of France Telecom S.A.” mission, France Telecom launched the “Ambition FT 2005” Plan for the 2003-2005 period. See “– 4.2.1 ‘Ambition FT 2005’ Plan”.

Corporate Purpose

The corporate purpose of France Telecom S.A., both in France and abroad, as amended by the Shareholders Meeting convened to approve the accounts for 2003, is:

■	to provide all electronic communication services in domestic and international relations;

■	to satisfy missions related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

■	to establish, develop and operate electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public; and

■	to provide all other services, facilities, terminal equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services.

Simplified Group Organizational Chart at December 31, 2003

The following diagram shows the main operating subsidiaries and shareholdings of France Telecom S.A. at December 31, 2003. The percentage holdings shown for each company are the percentages controlled directly or the percentage control of the operating company or, where jointly controlled, the percentage used to consolidate the company proportionately:

(1)	This diagram does not show the shareholdings in Germany (MobilCom), in Italy (Wind, sold in 2003) and in Sweden (Orange Sverige) as Orange is withdrawing from these markets.

(2)	Orange and Orascom Telecom have joint control of MobiNil. Therefore, in accordance with French GAAP, MobiNil’s financial and operational data is consolidated on a proportionate basis at 71.25% being the percentage by which France Telecom controls MobiNil.

(3)	France Telecom holds 70.6% of Wanadoo S.A.’s share capital and 71.1% of voting rights (after adjustment for treasury shares).

(4)	As part of a consortium with Kulczyk Holding.

(5)	This percentage represents the share of the capital held by France Telecom in Jordan Telecommunications Company via Jitco which holds 40.0% of Jordan Telecommunications Company which is in turn 88.0% owned by France Telecom.

4.2 STRATEGY

4.2.1 “AMBITION FT 2005” PLAN

The France Telecom management team was reorganized at the end of 2002, by first adopting a simpler organizational structure which clearly distinguishes the operating divisions and central functions with responsibility for the whole Group, and second, giving a greater degree of accountability to senior managers. This team is responsible for implementing the “Ambition FT 2005” Plan in order to fundamentally transform the France Telecom Group, based on three major priorities:

■	“TOP”: a program to improve operational performances which strives to be the motor for France Telecom to generate during the period from 2003 to 2005 more than €15 billion in net cash provided by operating activities less net cash used in investing activities. This free cash flow will be allocated to reducing debt. In operational terms, TOP’s goal is to attain a level of excellence in the performance of all processes of the company by 2005. See “– 4.2.2 ‘TOP’ Program”.

■	“15+15+15”: a plan to strengthen the Group’s financial structure:

-	more than €15 billion in net cash generated through the TOP Program and allocated to reduce debt, as described above;

-	€15 billion in additional equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, or approximately €9 billion;

-	€15 billion from refinancing the Group’s debt.

■	A strategy focused on customer satisfaction and integrated operational management of the Group’s assets which are leaders in their principal markets, with strong brands such as France Telecom, Orange, Wanadoo and Equant. France Telecom will consider divesting itself of assets with weak strategic or financial positions, or those for which majority control is impossible. It will strive to develop strategic partnerships in areas that are not part of its core business and where it cannot attain critical size on its own.

These three initiatives will be implemented in parallel, with the objective of gaining greater strategic and financial flexibility and achieving a net financial debt/operating income before depreciation and amortization ratio of between 1.5 and 2 by the end of 2005.

Confidence in France Telecom’s management and the credibility of the announced plan made it possible to refinance debt over the period from December 2002 to February 2003 in an amount of more than €14 billion.

As the financial pressures in the short–term have decreased and the preliminary results of the TOP Program have exceeded its initial objectives, the Group was able to increase its share capital by almost €15 billion on April 15, 2003. France Telecom’s liquidity crisis has therefore been resolved and its equity capital position has been strengthened.

In line with the strategy defined in the “Ambition FT 2005” Plan, France Telecom launched a public exchange offer for outstanding Orange S.A. shares it did not already own that permitted France Telecom to increase its ownership of Orange S.A.’s share capital to 98.78% upon closure of the public exchange offer. Following the public exchange offer, France Telecom launched a tender offer (offre publique de retrait) for, that will be followed by a compulsory purchase of (retrait obligatoire), the outstanding shares of Orange S.A. that it did not already hold. These offers for Orange shares were not, and will not be, extended into certain jurisdictions, including the United States. At December 31, 2003, France Telecom held 99.02% of Orange’s share capital.

At the end of 2003, the Group exceeded its expectations as a result of the TOP Program. As a result, France Telecom has generated new margins for maneuver such that it has decided to increase its efforts in terms of innovation and to launch a new growth initiatives program called the “TOP Line” Program. See “– 4.2.5 Implementing France Telecom’s Strategy – Accelerating the Growth Momentum”. The improved performance under the TOP program will still remain a major priority in the coming years.

The Group continues to streamline its asset portfolio as planned and some non-strategic assets have been sold including, Casema, Eutelsat, Wind, CTE (Salvador) and Telecom Argentina.

As a reference, net cash provided by operating activities less net cash used in investing activities, or free cash flow, amounted to €7.6 billion in 2003, compared to €0.3 billion in 2002, as shown in the table below (see “Item 5. Operating and Financial Review and Prospects – 5.4.2 Liquidity”). Excluding asset disposals and the increase in short-term marketable securities, free cash flow in 2003 amounted to €6.4 billion, compared to a cash need of €1.1 billion in 2002.

Cash flow (in € millions)	2003	2002

Net cash provided by operating activities	11,322	11,839

Net cash used in investment activities	(3,737)	(11,514)

Net cash flow provided by operating activities less cash flow used in investing activities (free cash flow)	7,585	325

Increase in short-term marketable securities linked to the capital increase(1)	1,833	0

Free cash flow excluding the increase in short-term marketable securities(1)	9,418	325

Proceeds from asset disposals	(3,046)	(1,436)

Free cash flow excluding asset disposals(1) and the increase in short-term marketable securities(2)	6,372	(1,111)

(1)	For a calculation of free cash flow excluding asset disposals and a description of the manner in which France Telecom uses it, see “Item 5. Operating and Financial Review and Prospects – 5.4.2 Liquidity” and “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Use of Non-GAAP Measures” .

(2)	Included in investment securities.

In addition, the total net consolidated debt for the purpose of the net financial debt/operating income before depreciation and amortization ratio mentioned above amounted to €44.2 billion at December 31, 2003 compared to €68.0 billion at December 31, 2002 and €63.4 billion at December 31, 2001. The measure of operating income before depreciation and amortization as determined for the purposes of the same ratio, is operating income before depreciation and amortization of assets and amortization of actuarial adjustments in the early retirement plan; it amounted to €17.3 billion in 2003 compared to €14.9 billion in 2002 and €12.3 billion in 2001. The information used to calculate this ratio is, unless otherwise expressly indicated, that provided in the Consolidated Financial Statements. The information, therefore, reflects changes to the scope of consolidation, such as the effect of asset disposals.

4.2.2 “TOP” PROGRAM

France Telecom’s return to a healthier financial situation depends above all on improvements in its operational performances. The “TOP” Program is France Telecom’s plan for improving its operational performance. It strives to help France Telecom to achieve optimal levels of performance for each of its activities and by 2005 generate more than €15 billion in net cash flow over the period from 2003 to 2005, which will be allocated to reducing the debt.

The objective initially set for 2003 was to generate at least €3 billion in free cash flow, to reduce debt. In view of the results obtained in the first half of 2003, this objective was raised to €4 billion, excluding asset disposals.

Ultimately, free cash flow in 2003, excluding asset disposals and increases in investments in cash in short-term marketable securities, amounted to approximately €6.4 billion (see “Item 5. Operating and Financial Review and Prospects – 5.4.2 Liquidity”).

Since the beginning of 2003, France Telecom has been positioning itself to meet the requirements of this program. Each member of the Executive Committee is responsible for one program. Each program is broken down into projects. There are over 150 projects in total. Each operating division therefore manages a certain number of projects specific to it.

There are also cross-company projects that encompass the different functions of the Group. These are programs concerning purchasing, investments, general overhead, working capital requirements, the information system, research and development, communication expenses, logistics, real estate and the reorganization of support functions (financial, legal, human resourses and communication).

A central control unit, reporting to the member of the Executive Committee in charge of the TOP Program, provides the operational divisions with support to help them achieve their objectives, ensures the coherence of the whole of the TOP Program, organizes reporting and warns the Executive Committee of any delays. It proposes, where necessary, corrective measures or the launching of new projects.

Along with those working directly on the projects, all of France Telecom employees have been mobilized to become involved in the TOP Program. France Telecom’s executives have a major role in mobilizing their teams. To emphasize their responsibility for the success of the program, the Executive Committee has decided to base the variable part of managers’ salaries on the results of the TOP Program.

In addition, in order to increase France Telecom’s reactivity and to accelerate its rhythm, the target results and budgets of all the divisions and functions, as well as the variable part of their managers’ salaries, will be redefined every six months.

By the end of January 2003, the projects had been launched, the managers appointed and action plans for 2003 defined. During the launch phase, priority was given to activities that would provide rapid results (for instance, the reduction of general overhead: reduced usage of external consultants and temporary employees, a new travel policy, reduction of communications expenses). The projects then entered the deployment stage entailing a restructuring of processes, a systematic attempt to share resources and the implementation of synergies striving to increase the Group’s operational performance on a long-term basis.

The following are examples of the most important projects in the TOP Program:

■	The “TOP Sourcing” project has been split into stages, each of which covers a number of categories of purchases. The two first stages covering 70% of spending and 41 and 23 commodities, respectively, were undertaken and carried out between January 2003 and January 2004. The first stage resulted in the reduction of the supplier portfolio concerned by 60%. The combination of negotiations during the first stage and the negotiations regarding commodities that are not included in the stages resulted in an impact on savings of more than €700 million for the year 2003. The target is to achieve savings of €4 billion over the period from 2003 to 2005 (see “– 4.8 Suppliers”).

■	In relation to investments, the establishment of corporate governance mechanisms, such as the investment committee, has permitted a prioritization of investments in productivity and growth programs. In terms of fixed line telephony, expenses relating to commutation and transmission capacity were reduced because of the very high technical level of the network. Investments were focused on growth sectors, such as the development of ADSL. In the wireless sector, investments were aligned with the needs of the market, leading to large investments in third generation technology in the fourth quarter of 2003. Thus, the Group’s level of investment will ensure long-term growth in key sectors.

■	In order to quickly reduce the level of operating expenses, excluding depreciation and amortization, savings were produced, two-thirds of which related to external expenses from “life-style” reductions (a new strategy concerning expenses related to travel, consulting and temporary work). The actions taken by the “savings trackers” network and the spread of good practices further contribute to more efficient management.

■	The reengineering of operational processes and the internalization of activities that were previously outsourced permit a better optimization of resources and a more efficient control over costs. For example, the streamlining of access costs at Equant, the streamlining of international traffic delivery at Orange in the United Kingdom, the improvement of maintenance operations on the fixed line network in France and the streamlining of the information system of Orange France.

■	With regards to information systems, actions undertaken within the framework of the TOP Program have three goals:

-	reduction in information system expenses of the Group;

-	implementation of a Group-wide information system;

-	establishment of governing principles for the entire Group.

Information system expenses for the Group (operating expenses, excluding depreciation, amortization and investments in tangible and intangible assets) were reduced by 20% between 2002 and 2003, which permitted the reduction of the ratio of information system expenses to revenues. To this result, a systematic analysis of the value of the principal projects was undertaken (especially for the 50 most important projects) in order to select those aspects that are the most valuable for the Group. Also, the number of projects at France Telecom S.A. was reduced by 30% in 2003, with 8% of the projects already in place at France Telecom S.A. being stopped or frozen. Finally, the convergence of the Group’s specifications within the framework of the new purchasing policy was completed.

The first stages of group-wide information system convergence have begun. For example, the publication at the end of 2003 of the urban planning for the information system for the entire Group and the decision to share applications between divisions (in the areas of collection of receivables, wireless service data platforms, billing for content services, etc.). Their roll out will continue in 2004. The concentration of calculation centers, initiated in France, allowed their reduction by a factor of two in 2003 and the concentration of operations teams. The consolidation scenario for all of Europe was envisaged over the course of the year. The consolidation of facility management in France between France Telecom S.A., Orange France and Wanadoo France was started, and the rate of standardized computer workstations went from 43% to 76% at France Telecom S.A.

The establishment, starting during the first quarter of 2003, of governing principles within the Group allowed, in particular, the precise follow-up of the execution of the information system budget for the entire Group as well as a group-wide consolidation of the budget for 2004. The consolidation at the level of the information system division in the Group of various information system activities, further reduced external expenses for the entities concerned.

■

In order to decrease advertising and communications expenses and other related activities, in relation to their 2002 levels, with an objective of decreasing costs by approximately €200 million in 2003 and approximately €600 million over the period from 2003 to 2005, an advertising investment committee is coordinating France Telecom’s policy and is refocusing expenditure on sales advertising. A committee has also been formed to examine sponsorship and to coordinate and optimize expenditure at the group level.

■	Support functions for the finance, human resources and real estate divisions are being optimized by decreasing the number of sites, pooling services and streamlining costs.

■	The priorities of the project to decrease working capital requirements are to reduce debt and inventory and to improve amounts owed to suppliers. Based on working capital requirements of €4.5 billion in 2002, the goal of achieving a reduction of at least €0.5 billion in 2003 was exceeded. The reduction in working capital requirements rose to nearly €1.3 billion in 2003.

For a detailed analysis, see “Item 5. Operating and Financial Review and Prospects – 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”.

For information regarding risks related to France Telecom’s level of indebtedness, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – The ‘TOP’ Program may not achieve the expected results, which could have a material adverse impact on France Telecom’s financial condition and results of operations”.

4.2.3 MARKET GROWTH AND USAGE TRENDS

France Telecom’s strategy is a response to the climate of change in the telecommunications sector, which is a growing market characterized by strong growth in usage.

A Growing Market

The telecommunications services market is characterized by a high rate of innovation in uses and new technologies. These services continue to increase as a proportion of GDP as indicated by the table below.

	2002 (in %)	2001 (in %)	2000 (in %)	1999 (in %)	1998 (in %)

France**	2.9	2.9	2.7	2.4	2.1

United Kingdom*	N/A	3.9	3.8	3.5	3.1

Germany*	N/A	3.1	2.7	2.4	2.3

*	Source: OECD.

**	Source: Calculation provided by the Company based on INSEE’s data.

Trends in the World Market

The world market for telecommunications services, valued at $1128 billion by Idate, grew by 5.6% in value in 2003 compared to 5.2% in 2002. Based on forecasts for the coming years, growth is expected to continue at an annual rate of approximately 5% between now and 2007 (source: Idate).

The momentum of the sector is mainly driven by the Internet (17% increase in value in 2003 and an expected 12% increase between now and 2007), wireless telephony (11% increase in value in 2003 and an expected 7% increase annually for the period from 2004 to 2007) and by data services (6% increase in 2003). The number of mobile telephones in service in 2003 exceeds the number of fixed lines: 1.3 billion mobile telephones compared to 1.2 billion fixed lines throughout the world. The number of Internet users should reach 1.1 billion by 2007 compared to 700 million in 2003 (source: Idate).

Steady Growth in Europe

In 2003, the European market continued to grow more quickly in value than the North American market (4% compared to 1%) (source: Idate). According to Idate, this difference is likely to continue over the coming years: 3.4% compared to 2.9% annually by 2007 (4.9% in France).

With an 82.5% penetration rate in 17 countries in Western Europe, wireless telephony has become the sector’s biggest segment with 46% of the market in 2003. The continued growth of wireless services will be spurred on by higher speed services (GPRS then UMTS) along with the arrival of new services (MMS, content), with expected growth of more than 4% in value per year between 2003 and 2007. However, the strongest growth will come from broadband and the Internet which will rise by more than 14% in value annually between 2003 and 2007 (source: Idate).

Germany and the United Kingdom are still the biggest markets in Europe with 21% and 18% of the Western European market (17 countries), followed by Italy and France with 14% and 13%, respectively (source: Idate).

In 2003, the French market grew by 5.2% in value. The fixed line market fell slightly by 1% while wireless telephony rose by 6.5% and the wireless penetration rate reached 65% (source: Idate). The Internet and broadband market grew very sharply by over 50% in value between 2002 and 2003, although it only accounts for 6% of the total market. France has the second largest number of broadband customers after Germany (source: Idate).

Usage Trends

The technological momentum of the telecommunications sector has put into the hands of its customers a variety of means of communication, which represent for the customers the characteristics and benefits shown in the table below:

Type of service	Main customer benefits (key words)

Fixed line telephony	Real time, reliable, low cost

Wireless telephony	Personalized, ubiquitous, modern, many functions

SMS	Personalized, private, fast, cheap, always available

Email, Internet	Always available, efficient, cheap, worldwide

Customers now use “communications” (telephone calls, SMS, e-mails, sessions on the Internet etc.) through these different means, depending on their own expectations and the properties of these tools. The number of these communications is rising strongly.

France Telecom estimates that the number of communications per French inhabitant per month has increased from 20 in 1990 (almost entirely telephone calls, with some telematics) to approximately 100 in 2002: this number includes approximately 60 fixed line or wireless telephone calls, about 20 SMS or e-mails, and over 20 Internet sessions. These estimates, which should be considered as orders of magnitude, are based on its traffic observations of its fixed line and mobile telephone subscribers and the average length of their calls, as well as surveys about Internet use. France Telecom estimates that the total number of communications per French inhabitant per month could total some 200 in 2010.

4.2.4 FRANCE TELECOM’S STRATEGIC VISION

France Telecom has a complete portfolio of activities, including fixed line, data, wireless and Internet services, covering all customer segments (consumers, small- and medium-sized businesses, multinationals) and all types of usage (personal, domestic and professional) in most situations (home, office, mobile).

France Telecom intends to take advantage of its position as leader in all areas of telecommunications in France and Poland and as leader in the United Kingdom by number of wireless customers and personal Internet users, and leader in Europe in terms of Internet connections and mobile telephones.

France Telecom’s strategy consists in using these major strengths to achieve profitable growth based on the new model for the telecommunications industry, as explained below.

A New Model for the Telecommunications Industry

During the recent period of development of new methods of communication and the gradual process of learning to use them, customers have had to adapt to extremely fragmented services. This is linked to the fact that the telecommunications industry is still organized into separate fixed line, wireless and Internet services. The terminals in each case are different, the service platforms independent and customers have to manage these differences on their own.

■	customers are required to use several mailboxes (fixed, wireless, Internet) and several address books (stored in the memories of their fixed lines, wireless phones and Internet messaging systems);

■	several identities are required for the services – telephone numbers, email addresses;

■	applications can be incompatible with those of their contacts, as is the case with instant messaging programs at present;

■	there are numerous online payment methods, which are not universally accepted by businesses.

France Telecom believes that these integration issues reduce customers’ ease of use and impede the optimization of efficiency gains from the increasingly numerous and sophisticated services and tools, resulting in a risk of a slowdown in market growth. France Telecom wants to anticipate the structural changes in the industry and introduce a new model in order to provide its customers with telecommunications services. This means integrating the networks and services in order to offer customers a single set of services regardless of the network, platform or terminal they use. Customers need to be offered terminals that are ergonomically simple and familiar. The integrated offer that meets this strategic vision will, for example, include:

■	single sign-on points;

■	messaging services that can forward messages to each other according to the customer’s instructions;

■	notification that an address book contact is present and available;

■	access to services on any access network or terminal.

This would be a major change in model which will allow customers to define and personalize their services. The services would then become multi-access. The focal point then shifts from the network to the user: the customer is at the center of his own network.

Several technological breakthroughs will encourage this revolution:

■	Widespread Use of the IP Protocol on all Networks:

The IP protocol will be the means for a greater degree of inter-operability between the various networks and types of services. This will begin to challenge the “silo-based” structure of the present networks (fixed line voice, fixed Internet and wireless) each formed of specialized terminals accessing dedicated services using separate infrastructures and platforms. It will be possible to make terminals, then platforms and services and large parts of the networks common to the various categories of services.

■	Widespread Use of Broadband:

Technologies such as ADSL, WiFi, gigabit Ethernet and UMTS currently offer or will soon offer very high speeds on all fixed or wireless networks at a competitive price.

In parallel, developments in customer terminals, such as multimedia PCs, traditional cameras and digital cameras and multimedia mobile phones with built-in cameras and game consoles, are leading to a requirement to exchange very high volumes of data, which require high speeds to provide satisfactory ease of use.

■	Mobility Everywhere:

Technology now satisfies or will soon satisfy the expectations of continuous personal communication capacity: the speed and functionality capacities of wireless networks will be considerably extended by the arrival of UMTS while local wireless technologies (WiFi) are being introduced.

■	Innovative Multi-Access Terminals:

With the appearance of innovative terminals equipped with multimedia facilities, built-in storage and operating systems, services can be made increasingly independent of the type of terminal. In parallel, technical solutions make it possible to connect various types of terminals to different types of networks. For example, a wireless phone can be connected to a fixed line network through Bluetooth, a PC can be made wireless through GPRS/UMTS or WiFi, and a television can be connected by ADSL.

Domestic networks will play a major role in this greater flexibility in the allocation of services to terminals and of terminals to networks.

■	Open Systems Making Easier Inter-Operability of Networks:

The inter-operability of networks will be made easier not just by the widespread use of the IP protocol to the networks themselves but also by the implementation of open platforms such as authentication platforms and transaction platforms, with Application program interface (API) and very flexible activation mechanisms such as web services.

France Telecom has introduced major innovations in order to make this transition from the “old world” structured around narrowband fixed line access, broadband Internet access, wireless access and data transmission networks towards a “new world” that will be organized around personal and domestic usage and corporate communications services.

In terms of the evolution in the telecommunications industry, these technological advances lead to a convergence of the businesses of Internet access providers and telecommunications operators.

■	Evolution of the Business of Internet Access Providers and Telecommunications Operators

After the introduction of the Internet, when Internet access providers searched, above all, for an economic model of the “media” type, which develops clientele through online publicity and e-commerce, it is now clear that Internet access providers must integrate their business activities with those of telecommunications operators in order to profit together from broadband services by offering:

■	new, advanced Internet services (online games, photo albums, image messaging);

■	image services (TV through ADSL, VOD);

■	advanced telephony services (personal communications, videophony);

■	advanced wireless services (Image messaging, videophony, UMTS).

Broadband access is also transforming telecommunications operators whose goal is to provide new services, such as games, voice over IP, videophony, television or a secured Internet connection for households.

These two evolutions in the business of Internet access providers and telecommunications operators lead clearly to a common development strategy for services, based on the spread of broadband access in order to meet these converging needs.

France Telecom Adapts its Strategy to the New Model of Telecommunications

France Telecom is adapting its strategy to the new model of the telecommunications industry, which is structured around the following:

■	In terms of business areas, the core areas will be wireless services and broadband access services, providing multi-service offerings;

■	In terms of services, the three services of the Group are the following:

-	“Personal services”;
-	“Home services”;
-	“Enterprise services”.

■	In terms of organization, the organization of the Group will be adapted to provide, as much as possible, services to clients by relying on strong brands (Orange and Wanadoo in particular), and on France Telecom’s brand, the ampersand symbol, which is the symbol of the Group’s identity;

■	Finally, France Telecom, as an integrated operator, benefits from the convergence of its networks and its information systems.

4.2.5 IMPLEMENTING FRANCE TELECOM’S STRATEGY

In order to implement its profitable growth strategy based on the new model for the telecommunications industry, France Telecom will first make use of the transformation undertaken in order to achieve operational excellence.

This is the purpose of the TOP Program which is not just a cost-cutting program but strives to improve France Telecom’s operational performance: efficiency of working methods, excellence in operations and excellence in customer relations.

On this basis, France Telecom intends to use its first-class portfolio of assets, its innovation potential and its strategic partnerships to successfully change the model within its sector of activity and speed up the growth momentum. See “– Accelerating the Growth Momentum”.

This profitable growth strategy is naturally defined for each market or type of service and for international operations. See “– Main Actions for Implementing France Telecom’s Strategy”.

Accelerating the Growth Momentum

In the second half of 2003, France Telecom launched a growth initiatives program called “TOP Line” to accelerate growth momentum. France Telecom is mobilizing its innovation and R&D potential and is making use of strategic partnerships to sustain this momentum and is implementing the model of an integrated operator.

The “TOP Line” Program

The “TOP Line” program includes 40 growth initiatives projects under the responsibility of the operating divisions and 15 cross-company projects striving to develop and launch new services. A member of the Executive Committee is responsible for each project. Some projects will allow France Telecom to work better as an integrated group while others relate to innovations that France Telecom intends to launch over the next few months:

■	personal communications;

■	new broadband services;

■	company networks.

The priority for personal communications is to develop usages offering greater ease of use and total fluidity between the various networks. Five projects are being conducted by France Telecom with the goal of offering its customers the ability to:

■	manage identity and authentication procedures independently of the access network (cross-company project: identity/authentification);

■	have a single address book that can be used from any terminal or service (cross-company project: address book);

■	know that an address book contact is present and available (cross-company project: contact);

■	contact someone on their chosen network or terminal regardless of which network or terminal they are being contacted on (cross-company project: availability); and

■	use simple and universal payment systems (cross-company project: payments).

With regards to new broadband services, France Telecom is already investing in its network to offer more services to view and communicate still and moving images: ADSL television, photo and video albums, personal telephony, video conferencing and video-on-demand. These services relate to the following cross-company projects: ADSL, Home Gateway, Videophony, Voice over IP and Content grouping.

For the corporate sector, innovations developed by France Telecom will allow employees on business trips to access the whole of their company’s information system, messaging system and applications with the same degree of security that they have in their offices, which is the goal of the cross-company “Office” project. France Telecom will also be extending its activities to the operation of corporate networks in order to relieve companies from a considerable increase in the operational workload. Due to widespread use of IP, companies will feel the benefits of the gradual removal of the fragmentation between private networks and public networks. Lastly, France Telecom will offer full network management services to companies on a more frequent basis.

In addition, the cross-company projects aim to facilitate the customer’s usage and training (cross-company project: Ergonomic Services) and reinforce the business performance of the Group (cross-company projects: Market analysis and segmentation; distribution tools).

Mobilizing the Group Potential for Innovation and R&D

This strategy of quickly developing our services will mobilize France Telecom’s innovation and R&D potential in all the main areas of communications technology:

■	Network technologies: very high speed transmission on fixed line networks, optimized use of the Hertz spectrum, new generations of IP networks;

■	Functional middleware: communications middleware (identity, presence, localization, contact list, profile management), security technologies, payment mechanisms, technologies to manage conditional access and rights;

■	Application middleware: development, integration and distribution of applications; development interfaces (“API”), home gateways, home networks, image processing.

All this expertise is accessible to all the France Telecom companies and provides them with a competitive advantage.

Innovation is therefore one of France Telecom’s main priorities. Accordingly, France Telecom will be increasing its R&D efforts. In terms of operating expenses before amortization and depreciation plus investments in tangible and intangible assets, these efforts should represent about 1.3% of the consolidated results of the Group in 2004 as compared to 1.1% in 2003.

Partnerships to Develop New Services and Emphasize France Telecom’s Individuality

France Telecom intends to remain focused on its core business: network deployment and operation, development and marketing of its network services and end-to-end connection services, in all fixed line or wireless technologies, all technical protocols and in all configurations of use whether in public or private networks. In addition, a fundamental aspect of its expertise is to assist customers in using its networks and services by providing the consulting and integration services required.

France Telecom intends to rely on strategic partnerships to create a competitive advantage or to integrate new technologies where a critical size to develop these advantages could not be achieved alone. The priorities of the strategic partnerships will be in four areas:

■	networks and information systems support technologies;

■	terminal equipment (for example in the wireless sector with signature devices developed by suppliers according to ergonomic specifications defined by Orange);

■	content (for example with regards to new offers on ADSL);

■	distribution channels in order to increase sales, develop customer loyalty and make it easier to learn how to use these new services.

The Integrated Operator’s Model

The integrated operator’s model has created new opportunities in the information systems and network sectors. In the information systems sector, following an initial phase in 2003 and 2004 of streamlining and simplifying under the TOP Program, the convergence of the information systems will take place in 2004 and 2005 due to the alignment of billing procedures for online content and customer service as well as to the consolidation of infrastructures and data processing centers. For the networks sector, following an initial stage of converging Fixed Line and Wireless in the transportation network, which allowed voice traffic to be on a single circuit switching network (the Time Division Multiplexing network: TDM) and data traffic on a unified ATM packet network, the new infrastructures that will be developed in the medium-term will allow voice and data traffic to be on the same infrastructure, which will lead to a reduction in investment and operating costs.

Main Actions for Implementing France Telecom’s Strategy

The Group’s strategy of profitable growth consists of basing its development on the satisfaction of the needs and expectations of our customers in three main areas:

■	“Personal services”, essentially consisting of wireless services. In this area, the key to our strategy is reinforcing the growth of Orange through an intimate knowledge of our customers, which will, in particular, permit us to offer our customers with the services that interest them to make the best of multimedia applications. See “– Reinforcing the Growth of Orange”.

■	“Home services”. The key strategy of the Group in this area consists in enhancing “Home Services” through broadband (see “– Enhancing ‘Home Services’ through Broadband”).

■	“Enterprise services”, whose goal is to satisfy the totality of the needs of companies through better solutions that combine both performance and innovation, in France and internationally (see “– Development of Enterprise Services” and “– Consolidating Equant’s Leading Position”).

This strategy is implemented internationally, through essentially internal growth and a focus on the most promising assets, in particular, the Polish operator, TP Group (see “– International Strategy”).

Reinforcing the Growth of Orange

Orange intends to reinforce its growth via three methods: customer intimacy, development of partnerships, integration and convergence.

Customer Intimacy: Offering a Unique and Differentiated Experience

After the pragmatic development of networks, winning and localizing the best customers and improving performance, Orange’s strategy is focused on a sales and marketing approach that is as close as possible to customer requirements (“Customer intimacy driving usage”). Orange strives to increase the average revenue per unit in terms of both voice and multimedia services.

Orange will continue its strategy of obtaining and localizing the best customers by focusing on the market share in value, segmenting the market in the same way for each country where it operates, new customer retention schemes and a personalized customer sales policy.

Orange wants to differentiate its services by customizing its offer to customers. Orange wants to provide all customers with a unique wireless communications service by boosting average customer use, expanding the range of communications methods, integrating images, and making MMS as successful as SMS.

Following the launch in 2003 of the Orange World portal in France and the United Kingdom, which was an important stage in the differentiation process, Orange will continue to deploy its portal in at least six other countries in 2004.

Developing Partnerships

Orange has already demonstrated in the multimedia sector its ability to make use of various partnerships to supply services through business models allowing for the remuneration of partners, such as SMS+ in France and Orange Gallery. This policy encourages the development of innovative services on GPRS networks that prefigure the services that could be offered on UMTS networks.

Orange has joined the alliance between TIM (Telecom Italia Mobile), Telefonica Moviles and T- Mobile with the objective of supplying all these customers with voice and multimedia packaged services and allowing Orange customers to access all their services in countries where Orange does not have a presence.

In the corporate market, Orange intends to strengthen its position, in particular in countries where it still has a small market share by using integrated offers such as Intranet and email access via wireless. For this purpose, Orange has established several partnerships with the market leaders such as Palm and Oracle. Orange, France Telecom and Equant are cooperating, furthermore, in order to offer virtual private network services using GPRS.

Along with portable handset manufacturers, Orange is developing an exclusive range with the Orange “signature”. This makes it possible to control and optimize the ergonomics of the handsets to facilitate the development of multimedia services.

Integration and Convergence

France Telecom’s purchase of the interests held by minority shareholders of Orange in 2003 will help it to better respond to a fundamental trend in the telecommunications market – the convergence of wireless, fixed line and Internet environments, which is a priority in France.

The planned opening of the UMTS network in the United Kingdom and then in France in 2004 should make it possible to commercially launch new multimedia mobile services with high added value as the first stage towards the convergence of services.

Orange is also investing in its network and equipment to improve all the customer services and to offer unique and innovative services by adding intelligence to the network and by securing customer information transferred to the network by wireless telephony.

The objective of the Group is to broaden the range of wireless services into a range of personal services providing customers with permanent access to their universe of communications built around fixed line, wireless, and WiFi access:

■	permanent access to personalized services;

■	contact list;

■	extended range of connectivity;

■	unique authentication.

Enhancing “Home Services” through Broadband

Developing Broadband and the Multi-Services Offer

The development of broadband brought about ADSL is a priority for the Group because it enables the development of an entire range of new “Home services”, and in particular the development of:

■	Internet access;

■	television by broadcast or by demand;

■	new communications services (videophony, voice over IP), which are producing a return on all of the capital spending already incurred in both the copper pair network and the carrier network.

France Telecom has decided to accelerate the roll out of ADSL. The goal is to have 90% of the telephone lines in France able to be connected to ADSL by the end of 2004, and 95% by the end of 2005 (compared to 79% at the end of 2003). In order to do so, France Telecom will invest €100 million more than planned in 2004 and 2005, bringing its total investment in ADSL to €700 million over the period from 2003 to 2005.

Moreover, France Telecom’s goal is to have total ADSL access, excluding unbundling, reach 4.5 million subscribers by the end of 2004. France Telecom’s goal is to have ADSL revenues greater than €1 billion in 2004 (compared to €744 million in 2003). Broadband Internet access will become the norm. The goal is to have the percentage of households connected to the Internet be greater than 40% of the total number of households connected to the Internet at the end of 2004, compared to approximately 30% at the end of 2003 (source: Data nova for 2003).

Developing Internet Access and Internet Services

The Wanadoo access strategy is based on the following two priorities:

Increasing the number of customers in Europe

Wanadoo will continue to promote the growth of Internet access through its presence in all market segments, offering innovative and reliable plans. To that end, it will make the best use of the different kinds of networks, communications channels and handsets and will be supported by an efficient distribution network.

Boosting average income per user

Wanadoo will continue its strategy aimed at expanding the number of paid access plans wherever it operates in Europe. This strategy will focus on moving Freeserve’s users without subscriptions towards unlimited Internet access plans (low speed and

ADSL), in addition to focusing on expanding the number of high speed plans in its primary markets. It will use innovative marketing solutions and techniques such as launching WiFi, ADSL modem + routers for professional customers and attractive price packages.

Services and Content

Wanadoo’s services and content strategy is built around the following two priorities:

■	localizing users and contributing to winning new customers on France Telecom’s portals and thematic sites, particularly by creating partnerships with top-rate service providers and internal expansion of its portals;

■	making the user portals more profitable first by increasing its market share of advertising through a dynamic innovation policy and second by distributing paid content and services from users (Wanadoo customers and all web-users) using the kiosk model.

Developing Innovative Services for Fixed Line Consumer Services

As part of its strategy to develop ADSL and in order to optimize the utilization of the fixed line network through innovative offers, France Telecom will first be developing price packages and localizing schemes in the fixed line sector.

Second, the goal is to increase the sale and rental of handsets for the purpose of replacing and updating household equipment and encouraging the use of services such as new ranges giving preference to handsets compatible with new services such as SMS, caller ID, and DECT cordless handsets.

This objective mainly entails increasing the attractiveness of the fixed line services by offering innovative features that make life easier (3131 last call return, auto call back, call transfer, caller number and name ID, voice mail, PCV (collect call) France, fixed line SMS, “MaLigne” TV).

Development of Enterprise Services

In a difficult economic climate, France Telecom is offering its customers solutions that combine performance and innovation.

France Telecom’s broadband service now offers companies broadband connections to their sites so they can exchange a growing amount of data quickly and safely. This service helps bring France Telecom closer to its customers, employees, partners and suppliers.

France Telecom is doing its utmost to become a corporate integrated telecoms services supplier operator: consultancy, engineering, adaptation of network infrastructures, deployment, managed WAN or LAN networks, network outsourcing, customer premises equipment integration, and user support.

To address the expectations of its corporate customers, France Telecom intends to do the following:

■	integrate the latest technologies (multi service DSL, Gigabit Ethernet, MAN, WiFi, voice over IP);

■	widely use IP as a unifying means of intra- and inter-company exchanges;

■	design an Intranet solution suitable for small- and medium-sized businesses;

■	create a complete catalogue of network services to unburden France Telecom from managing the network, spanning from equipment integration (PBX), virtual private networks to full outsourcing of infrastructure;

■	take into account all the mobility positions of the France Telecom’s employees regardless of the terminal or the network they are using or of their geographical position: solutions to connect to the France Telecom’s applications when mobile (e-mail, directories, applications, etc.) from a wireless or WiFi network;

■	offer application solutions that rely on France Telecom’s network solutions (network security services, hosting of messaging systems and websites);

■	offer businesses solutions to manage their relationships with their own customers (customer relations management, call centers);

■	develop partnerships with the leading market players to offer complete solutions.

Consolidating Equant’s Leading Position

Equant’s goal is to consolidate its position as the world leader in data services for multinational companies. To do this Equant plans to:

■	expand its network in a multimedia structure based on IP;

■	expand its product range towards services with a higher added value – IT based services;

■	expand its direct and indirect sales networks;

■	continue to improve customer relations and quality of service.

In order to implement its strategy, in early 2004 Equant announced that it was reorganizing its service expertise into five expertise centers:

■	consulting;

■	project management;

■	service management;

■	service integration;

■	managed services.

International Strategy

France, the United Kingdom and Poland are clearly considered to be vital and of definite strategic importance for France Telecom. The Group holds strong, competitive positions in these countries, which are economically sustainable and already well advanced.

In addition, France Telecom considers Europe to be its new domestic market.

In order to focus on its most strategically important and profitable assets, France Telecom began in 2003 to re-examine all its subsidiaries and shareholdings in order to decide whether to retain them depending on two types of criteria:

■	strategic criteria:

-	market growth and profitability;

-	quality and sustainability of the competitive position;

-	potential synergies with other assets; and

-	control of the company or definite opportunity to acquire control.

■	financial criteria:

-	operating income before depreciation and amortization;

-	operating income before depreciation and amortization less investments in tangible and intangible assets (excluding acquisitions of licenses);

-	impact on the rating issued by credit rating agencies, and in particular the impact on the consolidated net financial debt/operating income before depreciation and amortization ratio; and

-	potential for creating value through disposals or partnerships.

This analysis has resulted in the sale of some activities such as Casema, Eutelsat, Wind, CTE (Salvador), and Telecom Argentina.

France Telecom believes that, in any event, strengthening the competitive position of its current operations and rapidly improving the profitability of these operations are its top priorities, and that these actions will improve its attractiveness and ability to act however the European market further develops.

For information regarding risks related to the telecommunications and wireless industries, see “Item 3. Key Information – 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries”.

4.3 BUSINESS OVERVIEW

4.3.1 DESCRIPTION OF THE GROUP

Structure

The Group structure was simplified in December 2002 by creating clear distinctions between the operational divisions and the central functions. On March 30, 2004, France Telecom modified its organizational structure. The new structure is shown in the following table:

Organizational structure of France Telecom

(Divisions and Functions)

Segmentation

In the first half of 2003, France Telecom created the following six business segments in order to reflect its development and the structure of its operations according to the different activities and subsidiaries. These segments were in place for the year 2003 (see “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”).

■	The Orange segment covers all the wireless telephony activities in the world, in France and in the United Kingdom, which were transferred to Orange S.A. in 2000 following France Telecom’s acquisition of Orange plc at the end of August 2000. This segment corresponds to Orange S.A. and its subsidiaries that represent the Orange operating division.

■	The Wanadoo segment that includes Internet access services, portals, e-Merchant solutions for businesses and directories which have been combined under Wanadoo S.A. since 2000. This segment corresponds to Wanadoo S.A. and its subsidiaries that represent the Wanadoo operating division.

■	The Fixed Line, Distribution, Networks, Large Customers and Operators segment combines France Telecom’s fixed line services mainly in France and particularly fixed line telephony, services to operators, business services, cable television, the sale and rental of equipment and the support functions (including R&D services) and the Information Systems division. This segment covers the activities of the following operating divisions: Corporate Solutions (excluding Equant), Fixed Line and Distribution in France, Networks and Carriers, Information Technologies and all the central functions with responsibility for the whole Group.

■	The Equant segment covers the activities of the new Equant, formed after the merger with Global One on July 1, 2001, in corporate worldwide data transmission services. This segment comprises the Dutch company Equant N.V. and its subsidiaries. Equant is part of the Corporate Solutions division.

■	Since April 2002, the TP Group segment encompasses TP S.A., the incumbent Polish operator and its subsidiaries, including its wireless subsidiary PTK Centertel. TP Group is part of the International division.

■	The Other International segment covers other subsidiaries in the rest of the world whose main operations are fixed line telephony outside France. It also covers some of France Telecom’s wireless activities that were not transferred to its subsidiary Orange S.A. These activities are conducted by the International division.

This segmentation is systematically used in the section to follow, “– 4.3.2 Principal Activities” and more generally in the whole of this annual report on Form 20-F.

General Description of Business Segments

Orange

In August 2000, France Telecom acquired Orange plc and later merged most of France Telecom’s wireless businesses with those of Orange plc to create a European wireless operator called Orange whose parent company is Orange S.A. Orange S.A. shares have been listed on the Premier marché of Euronext Paris S.A. and on the London Stock Exchange since February 13, 2001. France Telecom held 86.3% of Orange’s capital at December 31, 2002. On September 1, 2003, France Telecom made a public exchange offer to acquire the Orange shares it did not already hold. France Telecom made an irrevocable offer to exchange Orange ordinary shares for France Telecom existing or new shares based on an exchange ratio of 11 France Telecom shares for 25 Orange shares. This offer was not extended into certain jurisdictions, including the United States. The joint prospectus issued by Orange and France Telecom described this as a natural development stage for the France Telecom groups in line with the “Ambition FT 2005” Plan.

In operational terms, the public exchange offer formed part of the ongoing strategic vision of France Telecom and was based notably on:

■	the increasing needs of France Telecom customers for integrated services on a fixed to wireless platform;

■	a growth strategy based on developing new innovative services;

■	a strong cooperation model between the various activities of France Telecom in key areas such as strategy, development of new services, customer approach and centralized purchasing.

Upon closure of the public exchange offer, France Telecom held 98.78% of the capital and voting rights of Orange.

On October 29, 2003, France Telecom filed with the CMF a tender offer (offre publique de retrait) for, that will be followed by a compulsory purchase of (retrait obligatoire), the outstanding Orange shares that it did not already hold. The offer was launched on November 20, 2003. Following an application before the Paris Court of Appeals for the cancellation of the decision of admissibility of the CMF and the approval (visa) granted by the Commission des opérations de bourse, the tender offer has been extended pending a legal ruling by the Paris Court of Appeals see “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”. Taking into account the Orange shares acquired through the tender offer, France Telecom held 99.02% of the capital and voting rights of Orange at December 31, 2003. The tender offer is not extended into, nor can it be accepted in, the U.S. or in other jurisdictions in which the offering would be illegal or subject to restrictions (see “– 4.3.2.1 Orange – General Description of Orange”).

Orange is one of the leading providers of wireless communications services worldwide. Orange owns controlling or minority interests in wireless companies that offer a broad range of voice and data communications services in 19 countries, mainly in Europe, including France and the United Kingdom.

At December 31, 2003, Orange’s controlled activities had 49.1 million customers compared to 44.4 million customers at December 31, 2002 and 39.3 million customers at December 31, 2001. Orange France is the leading wireless operator in France based on the number of active customers with a market share (including French overseas departments and territories) at December 31, 2003 of 48.8% and 49.8% at December 31, 2002 and 48.2% at December 31, 2001 (source: ART). Orange UK is the leading wireless operator in the United Kingdom based on the number of active customers with a market share of 25.6% at December 31, 2003, 27.2% at December 31, 2002 and 27.7% at December 31, 2001 (source: Orange UK, with the number of the competitors’ customers for 2003 provided by Mobile Communications). In the rest of the world, Orange had 15.1 million customers at December 31, 2003, a strong growth of 27% compared to 11.9 million customers at December 31, 2002 and 9.1 million in 2001. See “– 4.3.2.1 Orange”.

Wanadoo

France Telecom carries out most of its multimedia and Internet activities through its subsidiary Wanadoo S.A. Wanadoo is a major player on the European Internet and directories market. At December 31, 2003, Wanadoo had 9.153 million active customers (8.535 million active customers at December 31, 2002 and 6.067 million active customers at December 31, 2001) (source: Wanadoo), 17.159 million single visitors over all of its properties in December 2003 (14.352 million in December 2002) (source: Nielsen – panel Home) and 641,000 directory advertisers (638,000 in December 2002 and 650,000 in December 2001). Wanadoo is the market leader for Internet services in France and in the United Kingdom, and the second biggest in Spain and in The Netherlands (sources: Idate, ART, European Commission, Conseil de la concurrence, AFA, Interview NSS). At December 31, 2003, Wanadoo had 2.453 million broadband customers via cable and ADSL in France (compared to 1.374 million at December 31, 2002 and 545,000 at December 31, 2001) and 275,000 online advertisers in its directories (compared to 238,000 at December 31, 2002 and 202,000 at December 31, 2001) (source: Wanadoo). Wanadoo S.A. shares have been listed on the Premier marché of Euronext Paris S.A. since July 19, 2000. At December 31, 2003, France Telecom held 70.6% of Wanadoo’s shares, a control percentage of 71.1% taking into account the treasury shares. See “– 4.3.2.2 Wanadoo”.

Fixed Line, Distribution, Networks, Large Customers and Operators

The traditional network and telecommunications services in France are organized under three operating divisions:

■	Corporate Solutions: services and distribution to large businesses;

■	Fixed Line and Distribution in France: services for consumers and other businesses and the distribution network in France;

■	Networks and Carriers: telecommunications networks, including those on foreign markets, and services to telecommunications operators.

France Telecom believes that it has one of the most technologically advanced networks in the world with fully digital commutation and transmission systems. It uses a network of fully Internet based protocols designed mainly to route Internet traffic. It makes extensive use of the ADSL network, which at December 31, 2003 covered 79% of the French population, compared to 70% at December 31, 2002 and 64% at December 31, 2001 (source: France Telecom).

At December 31, 2003, France Telecom had 33.9 customers for fixed line services in France compared to 34.1 million at December 31, 2002 and 34.2 million at December 31, 2001, including 5.0 million served by the Numéris digital network compared to 4.9 million at December 31, 2002 and 4.7 million at December 31, 2001, 3.1 million customers had ADSL connections compared to 1.4 million at December 31, 2002 and 0.4 million at December 31, 2001. 8.8 million consumer customers had fixed rate service plans compared to 6.7 million at December 31, 2002 and 4.9 million at December 31, 2001. Given the strong competition in its national market, France Telecom’s market share of long distance traffic, at December 31, 2003, measured by interconnection rates, was down compared to 2002 when it was stabilized (61.8% at the end of 2003 compared to 64.3% at the end of 2002 and 64.6% at the end of 2001). Losses in the market share of local traffic were significantly reduced in 2003. France Telecom lost 5.1% of its market share of local traffic, compared to 15.9% in 2002 when competition was opened on local traffic. The market share of local traffic was 75.8% at the end of 2003, compared to 80.9% at the end of 2002 and 96.8% at the end of 2001.

France Telecom has a sales distribution network in France of approximately 620 points of sale which supply all the Group’s services.

See “– 4.3.2.3 Fixed Line, Distribution, Networks, Large Customers and Operators”.

Equant

In order to meet the data transmission needs of multinational businesses, France Telecom acquired 100% of the share capital of Global One in March 2000, and in June 2001 became the majority shareholder of Equant NV (“Equant”), a Dutch company, holding approximately 54.2% of the share capital at December 31, 2003. At December 31, 2003, Equant provided services to 220 countries and territories (as at December 31, 2002 and at December 31, 2001). The new Equant, which believes that it has completed for the most part in 2003 the merger of all the former Equant and Global One subsidiaries in other countries, is one of the leading suppliers of global IP, data, network outsourcing and application development services for multinational businesses (source: Gartner). Equant N.V.’s shares are listed on the Premier marché of Euronext Paris S.A. and on the New York Stock Exchange (NYSE). See “– 4.3.2.4 Equant”.

TP Group

In October 2000, a consortium led by France Telecom acquired a 35% holding in TP S.A. In October 2001, the consortium raised this holding to 47.5%. Following the listing of TP S.A. in November 1998 and the sales of the Polish government, it holds approximately 4% of the share capital of TP S.A., with the 48.5% remaining stake held by other private investors. TP Group is the leading telecommunications service provider in Poland (source: URTiP, the Polish regulatory authority), offering a broad range of services that include fixed line telephony, line leasing, radio communications and Internet services. TP Group is also the majority shareholder in PTK Centertel, one of three wireless operators in Poland, with the balance of PTK Centertel’s share capital (34%) being held indirectly by France Telecom. At December 31, 2003, the TP Group had 11.1 million fixed line customers (10.8 million at December 31, 2002, and 10.5 million at December 31, 2001), and 5.7 million wireless customers (4.5 million at December 31, 2002, and 2.8 million at December 31, 2001) (source: TP S.A.). TP S.A. is listed on the Warsaw Stock Exchange and the London Stock Exchange. See “– 4.3.2.5 TP Group”.

Other International

In addition to TP Group, Equant and the Orange S.A. and Wanadoo S.A. subsidiaries, France Telecom has other telecommunications activities in international markets. These activities are managed by the International Division. They mainly concern the traditional operators in countries outside Europe such as Sonatel in Senegal; CI Telcom in the Ivory Coast; JTC in Jordan and Mauritius Telecom in Mauritius. The last two companies are jointly controlled with partners and consolidated proportionately. France Telecom is also an alternative operator in Europe through UNI 2 in Spain. In accordance with the policy set forth under the “Ambition FT 2005” Plan, France Telecom is carrying out a strategic review of its activities and interests in foreign markets. In 2003, it therefore sold its operations and shareholdings in El Salvador (CTE) and in Argentina (Telecom Argentina) and is trying to withdraw from Intelig in Brazil. See “– 4.3.2.6 Other International” and “– 4.4 Divestitures”.

4.3.2 PRINCIPAL ACTIVITIES

France Telecom offers a full range of telecommunications services to consumers, businesses and telecommunications operators: fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and value-added services. France Telecom’s activities are now divided into six segments: (i) Orange, (ii) Wanadoo, (iii) Fixed Line, Distribution, Networks, Large Customers and Operators (iv) Equant, (v) TP Group and (vi) Other International. See “– 4.3.1 Description of the Group – Segmentation”.

For an analysis of revenues, operating income and tangible and intangible investments by segment, see “Item 5. Operating and Financial Review and Prospects – 5.2.2 Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment”.

For an analysis of revenues by geographic zone, see Note 4 of the Notes to the Consolidated Financial Statements.

For information regarding risks related to the telecommunications and wireless industries, see “Item 3. Key Information – 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries”.

4.3.2.1 ORANGE

General Description of Orange

Structure

In 1989, France Telecom formed a new division to manage its activities and its wireless telecommunications network. In 1991, France Telecom obtained a GSM900 license in France which was extended to GSM1800 in 1998. It started to operate its GSM900 digital network in 1992. In parallel, France Telecom began to expand its international wireless activities following the acquisition of GSM licenses and launched operations mainly in Europe.

En 1994, Microtel Communications Ltd. (“Microtel”), the predecessor of Orange plc, obtained a license to operate a digital GSM1800 network and began to operate its GSM1800 network in 1994 in the United Kingdom.

Following several transactions after which Vodafone owned the capital of Orange plc, France Telecom finalized the acquisition of Orange plc in August 2000 at a cost of €35.5 billion on a historical basis. In addition, France Telecom assumed the debt of €6.6 billion owed by a wholly-owned subsidiary of Orange plc, Orange 3G Limited, in connection with its successful bid for a UMTS license in the United Kingdom.

Following this acquisition, France Telecom merged its previous wireless telecommunications activities with those of Orange plc into a new wholly-owned group whose parent company is Orange S.A., a corporation (société anonyme) under French law. The corresponding legal transactions were finalized on December 29, 2000.

On February 13, 2001, Orange S.A. shares were listed for trading on the Premier marché of Euronext Paris S.A. and on the London Stock Exchange (LSE), following the issuance of 633 million Orange shares, representing approximately 13% of the capital of Orange S.A., at a price of €10 per share for institutional investors and of €9.50 per share for the tender offer principally targeting individuals. At December 31, 2002, France Telecom held 86.3% of Orange S.A.’s capital.

On September 1, 2003, France Telecom filed a public exchange offer to acquire the Orange shares it did not already hold. France Telecom made an irrevocable offer to exchange Orange ordinary shares for existing or new shares in France Telecom on the basis of 11 France Telecom shares for 25 Orange shares. This offer was not extended into certain jurisdictions, including the United States. The joint prospectus issued by Orange and France Telecom described this as a natural development stage for the France Telecom group in line with the “Ambition FT 2005” Plan.

In operational terms, the public exchange offer was a continuation of France Telecom’s strategic vision and was based notably on:

■	the increasing needs of France Telecom customers for integrated services on a fixed line/wireless platform;

■	a growth strategy based on developing new innovative services;

■	a strong cooperation model between the various areas of the France Telecom group in key areas such as strategy, development of new services, customer approach and centralized purchasing.

On closure of the public exchange offer, France Telecom held 98.78% of Orange’s capital and voting rights.

On October 29, 2003, France Telecom filed with the CMF a tender offer (offre publique de retrait) for, that will be followed by a compulsory purchase (retrait obligatoire) of, the remaining Orange shares that it did not hold.

The compulsory purchase price was set at €9.50 per Orange share. The transaction was approved by the CMF and the COB. On completion of this transaction, France Telecom will hold 100% of the capital of Orange and Orange shares will be delisted from Euronext Paris S.A. and the London Stock Exchange (LSE). On the basis of the number of shares in circulation on October 29, 2003, this transaction will cost France Telecom approximately €560 million. The offer was launched on November 20, 2003.

The Association for the Defense of Minority Stockholders (association de défense des actionnaires minoritaires) considered that the price offered in the tender offer was too low, and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s decision of admissibility of the tender offer followed by a compulsory purchase and against the approval of the COB of the prospectus and at the same time filed a stay of execution of the decisions of the CMF see “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”.

The Paris Court of Appeals made a ruling officially acknowledging the undertaking of the AMF to extend the period of the tender offer for Orange shares until the decision by the Paris Court of Appeals. The date of implementation of the compulsory purchase, which was to be December 4, 2003, the day before the scheduled closure of the tender offer, has therefore been postponed. Taking into account the Orange shares purchased under the terms of the tender offer, France Telecom held 99.02% of the capital and voting rights of Orange at December 31, 2003.

This document does not constitute an extension of the tender offer for Orange shares into the United States or into any other country in which such an offer would be illegal or subject to restrictions (in particular, Canada, Japan, Germany and Italy). The tender offer is not extended into, nor can it be accepted in, and no document related to the offer may be transmitted, directly or indirectly, to the United States or to any of the other countries described above, or to persons residing in the United States or in any of the other countries described above, by mail or by any other means of communication or instrumentality of commerce (in particular, without limitation, transmission by facsimile, telex, telephone, or electronic mail) or through any facilities for securities exchange of the United States or of any of the other countries described above.

Activities

Orange’s activities are mainly centered on voice transmission on digital networks using the Global System for Mobile Communications (“GSM”) norm. The company considers that it is at the forefront of developments in technology increasing the speed and efficiency of its networks. For example, the roll out of General Packet Radio Services (GPRS) has allowed Orange to successfully launch its photo messaging service and provide Internet and multimedia services via mobile phone. Most of Orange’s subsidiaries offer GPRS technology, although the content and services vary among the subsidiaries.

Orange intends to remain among the leaders of the wireless communications market through continued innovation. In particular, in association with some other wireless phone manufacturers, Orange has developed an exclusive range of mobile telephones with the Orange Signature which provide easier access to data transfer, photo messaging and generally to the multimedia services available on the Orange network.

Orange has been involved in several UMTS award procedures in Europe in order to offer third generation services when the markets, services and technologies permit. Orange’s controlled subsidiaries have been awarded UMTS licenses in France, the United Kingdom, Belgium, Denmark, Luxembourg, The Netherlands, Slovakia and Switzerland. Orange’s minority-controlled subsidiaries have been awarded UMTS licenses in Austria and Portugal.

Orange considers the expansion of third generation services to be a strategic priority and to have high growth potential in the future. During 2003, Orange invested in the deployment of its UMTS network in France, the United Kingdom and Switzerland and intends to launch commercial third generation services during 2004. Orange had already carried out tests on its third generation services at the end of 2003.

Orange continues to take a pragmatic approach with regard to its strategy towards UMTS licenses. In the United Kingdom, where competition is strong (following the entry in 2003 of a fifth competitor, Hutchison 3G) UMTS will be deployed in 2004 when commercially launched in ten major cities, main rail hubs and airports. The same procedure will apply when launched in France between now and the end of 2004. Orange strives to become a market leader in third generation services in Europe.

In March 2003, a new management team was formed at Orange. In the context of the reorganization of the France Telecom group, Solomon Trujillo, Chief Executive Officer of Orange, announced that he intended to accelerate Orange’s growth over the next three years, employing a strategy of differentiation and customer targeting. This strategy follows the announcement in December 2002 of a plan to generate net cash flow from operations, less net cash used in investing activities, of a cumulative figure of between €5 and €7 billion for the period from 2003 to 2005 by combining stricter financial objectives with stronger discipline with regards to investment and operating costs.

In accordance with this strategy, Orange decided to withdraw from the Italian market in March 2003 (see “– 4.4 Divestitures”). In addition, Orange has reduced its workforce and operating expenditure in several areas of activity, including the United Kingdom, Denmark, The Netherlands and Switzerland.

The Orange segment earned revenues of €17.941 billion in 2003 (€17.085 billion in 2002 and €15.087 billion in 2001).

At December 31, 2003, Orange had 49.1 million customers worldwide for all of its controlled activities (44.4 million customers at December 31, 2002 and 39.3 million customers at December 31, 2001).

The following tables list the countries in which Orange currently has operations, the operators, the percentage of each operator controlled by Orange, the total number of customers and the GSM900/1800/1900 frequencies it is authorized to use in each of these countries on its 2G network. Unless otherwise stated, the customer numbers refer to the number of active customers. The definition of an active customer varies according to the local market and from one subsidiary to the next, particularly for minority shareholdings.

France and the United Kingdom

Country	Operator	Percentage controlled by Orange S.A.(%)(1)	Total number of customers (in millions)			2G	3G licenses(6) allocation date/Renewal date
			At December 31, 2003	At December 31, 2002	At December 31, 2001

France	Orange France (mainland)	100.0	19.6	18.53	17.2	GSM900/1800	August 2001/ August 2021

	Orange Caraïbe	100.0	0.58	0.54	0.5	GSM900/1800	–

	Orange Réunion	100.0	0.16	0.13	0.1	GSM900/1800	–

United Kingdom	Orange UK	100.0	13.65	13.3	12.4	GSM1800	September 2000/ December 2021

Rest of World

Wholly Owned Subsidiaries and Majority Interests(5)

Country	Operator	Percentage controlled by Orange S.A.(%)(1)	Total number of customers (in millions)			2G	3G licenses(6) allocation date/Renewal date
			At December 31, 2003	At December 31, 2002	At December 31, 2001

Belgium	Mobistar	50.8	2.6	2.3	2.5	GSM900/1800	March 2001/ March 2001

Denmark	Orange Denmark	67.2	0.6	0.5	0.6	GSM1800	September 2001/ October 2021

Luxembourg	Orange Luxembourg	100.0	–	–	–	–	June 2002/ June 2017

Netherlands	Orange Nederland	100.0	1.3	1.0	1.1	GSM900/1800	July 2000/ December 2016

Rumania	Orange Romania	67.8	3.3	2.2	1.6	GSM900	–

Slovakia	Orange Slovensko	63.9	2.1	1.7	1.2	GSM900/1800	June 2002/ July 2022

Switzerland	Orange Communications S.A.	100.0	1.09	0.96	0.9	GSM1800	December 2000/ December 2016

Egypt	ECMS (MobiNil)	71.25(2)	2.1	1.6	1.4	GSM900	–

Botswana	Orange Botswana	51.0	0.16	0.1	0.1	GSM900	–

Cameroon	Orange Cameroun	70.0(3)	0.5	0.3	0.21	GSM900	–

Ivory Coast	Orange Côte d’Ivoire	85.0	0.6	0.5	0.34	GSM900/1800	–

Madagascar	Orange Madagascar	65.9(4)	0.14	0.1	0.1	GSM900	–

Dominican Republic	Orange Dominicana	86.0	0.6	0.4	0.28	GSM900	–

Minority Shareholdings(7)

Country	Operator	Percentage controlled by Orange S.A.(%)(1)	Total number of customers (in millions)			2G	3G licenses(6) allocation date/Renewal date
			At December 31, 2003	At December 31, 2002	At December 31, 2001

Austria	ONE	17.5	1.4	1.3	1.4	GSM1800	November 2000/ December 2020

Portugal	Optimus	20.2	2.0	1.9	1.9	GSM900/1800	December 2000/ January 2016

India (Mumbai)	BPL Mobile	26.0	0.85	0.6	0.38	GSM900	–

Thailand	TA Orange	48.9	1.8	1.3	–	GSM1800	–

(1)	At December 31, 2003, directly or indirectly.

(2)	Orange holds MobiNil under joint control with Orascom Telecom. Accordingly under MobiNil’s French GAAP, MobiNil’s financial and operating data are proportionally consolidated at 71.25%. MobiNil’s total customer base (at 100%) was 3 million at December 31, 2003.

(3)	France Telecom holds the remaining 30% of the shares of Orange Cameroun.

(4)	Orange holds 51% of Telsea, a holding company which owns 65.9% of Orange Madagscar. This is the percentage used in the table.

(5)	Orange owns 100% of Orange Sverige AB (Sweden) but has announced that it intends to withdraw from this market.

(6)	For more information on the cost of acquiring UMTS licenses, see “Item 5. Operating and Financial Review and Prospects – 5.2.2.1 Orange Segment”.

(7)	Orange also holds a minority interest of 28.3% in MobilCom (Germany) and has announced that it intends to withdraw from this market. Orange sold its shareholding in Wind (Italy) on July 1, 2003. (See “– 4.4 Divestitures”).

Controlled Wireless Operations in France

On December 31, 2003, France was the fourth largest market for wireless telecommunications in western Europe after Germany, Italy and the United Kingdom. The French market grew by 8% in 2003 (4.3% in 2002 and 24.6% in 2001). The penetration rate of 69.1% (64% at December 31, 2002 and 61.6% at December 31, 2001) is one of the lowest in western Europe. Nevertheless, the priority on the French market has shifted from customer acquisition to creating value and developing customer loyalty.

At December 31, 2003, Orange France had approximately 20.3 million registered customers (including French overseas departments) (19.2 million at December 31, 2002 and 17.8 at December 31, 2001) with a market share of 48.8% (49.8% at December 31, 2002 and 48.2% at December 31, 2001) (source: ART).

Prior to June 2001, Orange France offered its services under three main brands: Itinéris, OLA and Mobicarte, which have all been rebranded Orange. According to a Sofres report, at the fourth quarter, 2003, the spontaneous notoriety rate of the Orange brand was 67%. At December 31, 2003, the Orange France network covered an estimated 99% of the French population (excluding overseas departments) as in 2002 and 2001.

GSM Licenses

A GSM license was awarded to Orange France for a term of 15 years, from March 25, 1991 to March 2006. In accordance with the terms of the license, the renewal conditions of the license and that of the SFR were defined in March 2004. The new conditions approved by the French government provide for a 1% fee per year on the revenues of wireless operators, in addition to a fee of €25 million per year. The wireless operators have agreed to continue to reduce the price of SMS text messages and will work in close cooperation with the French State, local authorities and the regulatory authority to complete the rural area coverage program and ensure 100% wireless telephony coverage for all French towns and villages.

In the French overseas departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and Guiana under the Orange brand. Orange Caraïbe had approximately 577,100 customers at December 31, 2003 compared to approximately 546,300 customers at December 31, 2002 and approximately 502,000 at December 31, 2001. In early 2000, Orange Réunion launched GSM services in Réunion where it competes with the existing operator. Orange Réunion had approximately 158,000 customers at December 31, 2003 compared to 139,300 customers at December 31, 2002 and approximately 101,200 at December 31, 2001 (source: ART).

UMTS Licenses

The procedure for awarding four UMTS licenses in France was a beauty contest. Only two operators, Orange France and SFR, applied and were awarded UMTS licenses from the French State in the first call for tenders. After revision of the terms of the license, the price of each license is made up of a one-off license fee of €619 million paid by Orange France in September 2001 and an annual license fee equal to 1% of the operating revenues of the UMTS network. Following the second call for tenders for two other UMTS licenses, the final number of UMTS licenses awarded in France was three, Bouygues Telecom having obtained its license under similar conditions as Orange France and SFR. The UMTS license awarded to Orange France in August 2001 for a term of 20 years from the date of its award provides, inter alia that Orange France must roll out the UMTS network over the period from mid-2003 (58% coverage rate in voice and data at 144 Kbit/s, 7% coverage of the population at 384 Kbit/s) until mid-2009 (98% and 17% coverage of the population respectively). The ART review process of the schedules for roll out of UMTS by Orange France and SFR commenced in August 2003. The initial schedule is to be reviewed notably due to delays in the availability of network and terminal equipment. The commercial opening of Orange France’s UMTS network is now scheduled for the end of 2004. The license does not in this respect provide for any penalties. Pursuant to the French Telecommunications Law of 1996, the ART may suspend the license, reduce obligations or apply a penalty of a maximum of 3% of revenues or 5% in the event of repeated breaches in the obligations of the license.

The table below shows the main features of the French wireless telecommunications market and the activities of Orange France, including, unless otherwise stated, French overseas departments.

	At December 31,

	2003	2002	2001
Market penetration rate in France (in %)(1)	69.1	64.0	61.6

Total users in France (in millions)(1)	41.7	38.6	37.0

Service plan (in millions)	24.5	21.5	18.9

Prepaid (in millions)	17.2	17.1	18.1

Orange France registered customers (in millions)(1)	20.33	19.2	17.8

Service plan (in millions)	11.76	10.7	9.4

Prepaid (in millions)	8.57	8.5	8.4

Market share of Orange France (in %)(1)	48.8	49.8	48.2

Coverage of Orange France network (as a % of the population)(2)	99.0	99.0	99.0

(1)	Information on the penetration rate, the number of users in France and the market share is provided by ART. At December 31, 2003, Orange France had 20.33 million registered customers (including French overseas departments) and 19.8 million active customers (including French overseas departments) (18.8 million active customers at December 31, 2002 and 17.5 million active customers at December 31, 2001). The ART defines active customers as those customers who have made or received a call over the past three months, billable or not, excluding SMS (source: for active customers: ART for 2003 and 2002; estimate by Orange France for 2001 done on the basis of the method adopted by the ART in 2003 and 2002).

(2)	Excluding French overseas departments and according to Orange France estimates.

Orange France Products

Orange France offers two types of service plans, contract plans and prepaid plans targeted at different categories of users.

Contract Plans

Orange France offers two categories of contract plans: an “adjustable” contract plan and a “mobile account” contract plan. Every customer has the option to be billed per second from the first second. The adjustable plan with the Optima service is designed for the high volume users and the bill automatically adjusts to the most advantageous monthly plan from a selection of plans varying between 2 and 15 hours. The Optima service is free for the first two months. Subsequently, the subscriber can then either choose to keep the automatic adjustment feature by continuing with Optima service or choose from one of the other Orange France plans offering different price options, simply by calling customer service. In either case, the customer can change service plan from month to month at no extra charge. Orange France also offers services suited to the individual needs of students, families and businesses.

The “mobile account” contract plan is designed for occasional users. They have the choice of three options: the “one-hour mobile account”, the subscription with “mobile account” or the “SMS Orange plug with mobile account”. The one-hour mobile account is all-inclusive with automatic roll-over of unused minutes to the next month. If the fixed rate is exceeded, customers can recharge their mobile account with an additional amount if they wish to continue using their phones. The rechargeable credit on the mobile account is for an unlimited period. The mobile account contract allows users to pay a low subscription fee and buy the minutes they need by recharging an account, the mobile account, by debit/credit card, Mobicarte recharging cards or by direct debit from a bank or post office account. The SMS Orange plug with mobile account comprises 150 text messages (SMS) and one hour’s access to the exclusive Orange plug services. This system, designed to attract teenagers, also offers subscribers the opportunity to make calls by recharging their mobile account.

The adjustable plans are for a minimum period of 12 or 24 months. Customers who opt for 24 months get a discount on the fixed price. The “mobile account” offers are for a minimum period of 12 months. After the end of the minimum contract period, subscriptions can be cancelled with one-month’s prior notice.

Pre-Paid Accounts

The Orange France pre-paid service, “La Mobicarte”, is on a “no-bill, no-contract” basis.

In conjunction with the introduction of the Orange brand in France, Orange France reduced the price of Mobicarte, launched a loyalty program and offered a pre-paid roaming option for travel in Europe. Following the introduction of the euro, Orange France launched a new price plan, “the made-to-measure plan” allowing customers to choose a time slot with a 50% reduction and a new range of price increments (€15, €25 + €5 and €35 + €10) with credits for the €25 and €35 price increments.

New Orange Multimedia Products: Orange World

On October 30, 2003, Orange launched “Orange World” to meet the individual requirements of its customers and achieve sustained growth. Orange World provides customers with a personalized Orange experience throughout Europe.

The new product includes a portal of wireless multimedia services, new and simpler pricing, and a large range of handsets and Mobile Coach outside the United Kingdom. “Orange World”, announced to customers via a new worldwide advertising campaign, is unique on the market because:

■	it is accessible from a wide range of handsets and offers handsets that are particularly recommended for multimedia usage;

■	it offers the first non-voice packages including access to all navigation technologies (SMS, MMS, navigation on wireless portals, smart phones and the Internet);

■	it emphasizes content-rich services that are easily accessible through the single portal of “Orange World”;

■	it has a first time user program called Mobile Coach created by real trainers in multimedia wireless telephony throughout France.

This service is part of a new momentum in the wireless multimedia market and includes pre-paid customers who can now easily access all non-voice services. It significantly strengthens the Orange multimedia strategy initiated in May 2000 and the “Orange Sans Limite” program of June 2002. This offer is completed by the partnerships entered into with suppliers of paid content.

The “Orange World” portal, the successor to “Orange.fr”, had over 3.5 millions active users at December 31, 2003. In December 2003, 17.5 million hits were received on the “Orange World” portal home page.

At December 31, 2003, the “Orange World” package had 550,000 customers. More than 1.3 million customers accessed multimedia services through “Orange World” or “Orange Sans Limite”.

At December 31, 2003, 13.5 million Orange France customers had WAP-enabled handsets (9.5 million at December 31, 2002 and 5 million at December 31, 2001), of whom almost 3.5 million were active customers (customers who had made at least one WAP connection during the month) (2.3 million at December 31, 2002 and 1.3 million at December 31, 2001). In addition, at December 31, 2003, Orange France estimates that 5 million of its customers were using GPRS technology (0.8 million at December 31, 2002 and the GPRS had not yet been launched in 2001).

Orange Business Solutions

Orange France strives to support businesses in their day-to-day activities by offering mobile solutions that are efficient and competitive for business needs.

To this end, Orange France offers businesses:

■	voice services that include price plans suited to all forms of use, value added services to optimize equipment usage and cost monitoring and a wireless virtual private network (VPN);

■	secure data solutions that can access messaging systems, corporate information, divisional applications (Intranet) and the Internet when out of the office and which include the best GPRS and WiFi technologies available.

Sales, Distribution and Customer Service

Orange France sells its products and services through a complete range of distribution channels (source: Orange France).

■	During the year 2003, approximately 45% (41% in 2002 and 39% in 2001) of new customers were registered through the France Telecom distribution network which at December 31, 2003 included 620 points-of-sale (630 at December 31, 2002 et 650 at December 31, 2001).

■	Over the same period, 22% of the new customers in 2003 were registered in supermarkets and department stores (25% in 2002 and 27% in 2001).

■	Approximately 1,000 independent distributors (2,000 at December 31, 2002 and 2,500 at December 31, 2001) sell Orange France and its competitor products. This distribution channel accounted for 15% of the new customers registered during 2003 (16% at December 31, 2002 and 23% at December 31, 2001).

■	Orange France is expanding its own point-of-sale network. There were therefore approximately 100 “Mobistore” outlets at December 31, 2003 (110 at December 31, 2002 and 120 at December 31, 2001). They accounted for approximately 4% of new customer registrations during 2003 (6% at December 31, 2002 and 5% at December 31, 2001).

■	Orange France “Corporate” products are marketed through networks that specialize in selling corporate services: five Large Customer agencies and 25 Corporate agencies operated by France Telecom, approximately fifty business points-of-sale operated by France Telecom as well as approximately 80 independent specialized distributors.

■	Mobicarte rechargeable cards are mainly sold through retailers, principally tobacconists, and France Telecom points-of-sale (which accounted for about 8% of the sales of rechargeable cards during 2003, compared to 8% in 2002 and 8% in 2001).

Orange France customers have access to the 6,500 customer service specialists working in customer centers and France Telecom Group call centers and 7 external service providers any day of the week. Customer service facilities can also be accessed at approximately 620 France Telecom points-of-sale and approximately 110 Mobistore outlets in France. Lastly, customers can also access some customer service facilities via the mobile Internet portal Orange.fr to look at billing information and change or alter their price plan.

Controlled Wireless Operations in the United Kingdom

At December 31, 2003, in terms of the number of users, the United Kingdom was Western Europe’s third-biggest wireless market after Germany and Italy despite a leveling off in the rate of penetration of the United Kingdom market. The wireless telecommunications market in the United Kingdom grew by approximately 4.4% in 2003 after 8% in 2002 and 17% in 2001 (source: Mobile Communications).

The number of wireless users in the United Kingdom has grown almost 13.4%, in two years from 44.7 million at December 31, 2001 to approximately 49 million at December 31, 2002 and then 51.7 million at December 31, 2003, representing approximately 86.6% of the United Kingdom population (81.9% at December 31, 2002 and 75.1% at December 31, 2001).

At December 31, 2003, Orange UK had approximately 13.65 million active customers (13.3 million at December 31, 2002 and 12.4 million at December 31, 2001) (source: Orange UK) with an estimated market share of 25.6% of active customers in the United Kingdom (27.2% at December 31, 2002 and 27.7% at December 31, 2001) (source: Orange UK, with the number of the competitors’ customers provided for 2003 by Mobile Communications).

A GSM license was awarded to Orange UK for a term of 25 years from July 25, 1995 to July 2020.

Orange UK has one of the biggest mobile telephone networks in the United Kingdom. At December 31, 2003, it is estimated that the network covered approximately 99.4% of the population (99.4% at December 31, 2002 and 99.0% at December 31, 2001).

On September 1, 2000, Orange 3G Limited, a wholly-owned subsidiary of Orange UK, was awarded one of the five UMTS licenses for a period of 20 years at a cost of approximately €6.6 billion. This license covers two 10MHz spectrums and one 5MHz spectrum. For operational reasons, the license was revoked and reallocated to Orange UK. The conditions of the license provide inter alia for Orange UK to be able to supply UMTS telecommunications services to at least 80% of the United Kingdom population before December 2007. The opening of UMTS service has been planned for 2004. The UMTS license may be withdrawn in the event of a significant breach of any of these conditions. If a UMTS license is withdrawn, amended or surrendered, refunds of purchase costs are only payable under exceptional circumstances.

The table below shows the main features of the wireless telecommunications market in the United Kingdom and the activities of Orange UK:

	At December 31,

	2003	2002	2001
Market penetration rate in the United Kingdom (%)(1)	86.6	81.9	75.1

Total users in the United Kingdom (millions)(1)	51.7	49.0	44.7

Service plan (millions)(2)	16.9	15.9	13.8

Prepaid (millions)(2)	34.8	33.1	30.9

Orange UK active customers (millions)(2)	13.65	13.3	12.4

Service plan (millions)(2)	4.46	4.2	3.8

Prepaid (millions)(2)	9.19	9.1	8.6

Market share of Orange UK (%)(2)	25.6	27.2	27.7

Coverage of Orange UK network ( % of population)(2)	99.4	99.4	99.0

(1)	Information provided by Mobile Communications.

(2)	Information provided by by Orange UK for 2003, with the number of the competitors’ customers being provided by Mobile Communications; information provided by Orange UK for 2002 and 2001.

Orange UK Service Plans

Orange UK offers two types of service plans for individual customers and service plans targeted at businesses.

Personal Customers

Monthly Plans

The “Your Plan” contract offers good value to individual customers who can use the specific talk time to make calls to other wireless or fixed line networks in the United Kingdom. In addition, the introduction of numerous other options has helped to improve the flexibility of this contract and customer service: 50% extra talk time for the same price if the talk time is used exclusively for calls to Orange numbers and fixed numbers, an off-peak contract which includes 1,000 minutes per month, nights and weekends, and a full package of services.

Orange believes that it offers the best value for money in the United Kingdom and subsequently developed “Orange Value Promise”, which enables Orange to offer a wider choice of tariffs than any other network. If a customer or potential customer of Orange UK thinks that a contract being offered by a different United Kingdom operator would suit him better than one of Orange UK’s offers, Orange UK undertakes to provide him with an equivalent service on the Orange UK network and to bill this customer essentially the same as its competitors. “Orange Value Promise” offers the equivalent of a selection of non-promotional rates to customers subscribing to a monthly service contract with an O2, Vodafone or T-Mobile retailer.

Customers subscribing to a monthly service plan can normally terminate their plan giving one month’s prior notice, subject to a minimum initial period, normally 12 months.

“Pay as You Go” Plans

The Orange “Pay as you go” plan allows customers to buy a handset and call time when and as they need it. This plan does not currently include fixed costs, recharges have no expiry date and there is no minimum commitment period. There are several quick ways in which customers can recharge their account: recharges, bank cards, cash payment or using a Swipe card at a sales point, or using certain automatic distributors.

Orange now offers three “Pay as you go” service plans providing flexibility and choice. “Choose your own off-peak” offers customers competitive prices for peak hours and off-peak hours and the opportunity to choose their own range of off-peak hours. “Talk and Save” offers sliding rates geared to larger-scale users who prefer to pay for what they use. “Fixed rates all day” is a new fixed rate plan for people who want the cost of their calls to be totally transparent. There is no minimum commitment period for “Pay as you go” service plans.

Businesses

Small businesses (up to 49 employees)

Orange’s “Business Standards” is a solution specifically designed to give small businesses optimum quality-price ratio, effective support and peace of mind. Small businesses benefit from the flexibility of the “Your Plan” contract and several additional advantages: free recovery of messages on voice mail, free one-year warranty, handset replacement within 24 hours, free assistance, option of sharing talk time with colleagues and an extra line for personal calls.

Medium and large businesses (50 employees upwards)

For medium and large businesses, Orange offers a full range of flexible voice and data plans. The “Your Plan for Business” range includes rate options based on use and talk time. The rate option based on use rewards customers depending on their volume of use and the number of Orange handsets they own. Voice contracts with talk time vary from 2,000 to 10,000 minutes inclusive per month. Medium and large businesses also benefit from significant advantages on calls between users. The voice portfolio is supplemented by contracts covering international calls and use of personal handsets abroad. A range of data plans has been launched for Mobile Office Card, Office Freedom, business LAN and Internet (“free the laptop”). These plans are available separately, or in addition to, the customer’s voice contract.

Orange Business Solutions

In 2002, Orange UK launched “Orange Business Solutions”, a fully integrated business unit designed to meet the wireless needs of medium sized businesses, companies and public sector organizations. “Orange Business Solutions”, which is responsible for total end-to-end management of its customers, offers a wide portfolio of business-specific products and services, including a flexible range of voice options, Orange business messaging, wireless messaging and a whole series of other innovative wireless services.

In 2003 “Orange Business Solutions” launched several new voice and data solutions such as “Orange Link Voice & Data” and “Mobile Office Card”. “Orange Link Voice & Data” is a unique offer which enables businesses to consolidate their voice traffic, GPRS and SMS on the same link. The “Mobile Office Card” solution allows laptop users to connect to the Internet, Intranet and messaging services while on-the-move via a simple and intuitive software interface.

Orange World

In April 2003, Orange World launched its new WAP portal, featuring a new range of colors, simplified navigation and improved personalization options. As part of the “Learn” initiative, free trials were offered to customers with WAP terminals.

In November 2003, “Orange World”, the new name for Orange’s global wireless portal, was launched on WAP terminals and smart phones, in particular the SPV E200, Orange UK’s headline product. In the United Kingdom more than 500,000 clients input their personal preferences, giving them faster access to their favorite contents and establishing “Orange World” as a personalized and powerful channel of customer communication. “Orange World” offers the following benefits:

■	an increased number of wireless services including brand names such as Warner Music, Time Out, Financial Times, Maxim, EMAP and Disney, as well as access to better content services (payment through Orange);

■	a wider and continuously updated range of polyphonic ringtones, color images and java games;

■	a broader spectrum of customer options: messaging a friend, registration of a personal Web page, downloading of a card or participation in new discussion forums on “Orange World”;

■	video content coinciding with the launch of SPV1, SPV2, P800, P900 and Nokia 6600 handsets.

Telephone enquiry services were deregulated in the United Kingdom in early 2003 and Orange launched its 118 000 (national) and 11 88 80 (international) telephone enquiry service. During the first three months, 90% of Orange’s customers dialed the new numbers which replaced British Telecom’s 192 service.

At December 31, 2003, “Orange World” users accounted for approximately 1.65 million active customers (compared to 1.1 million at December 31, 2002).

Sales and Distribution

Orange UK sells its products and services in the United Kingdom through a wide range of distribution channels (source: Orange UK).

■	In 2003, Orange UK registered approximately 34% of its new customers through general retailers.

■	Approximately 100 distributors and specialist retailers offer the various types of Orange UK services and Orange “Pay as you go” cards. In 2003, these distributors and retailers accounted for approximately 36% of all new customers.

■	Orange UK distributes Orange products and services through its retail stores, which only market Orange products. In 2003, Orange UK shops accounted for approximaetly 20% of all new customers. In 2003, the number of retail stores rose to 253 compared to 245 in 2002 and 200 in 2001.

■	In 2003, the sales force managed by Orange UK Business Solutions accounted for approximately 6% of all new Orange UK customers.

■	Individuals can obtain Orange UK products and services and purchase accessories on the Orange UK website or by using long distance distribution channels, which accounted for approximately 4% of new Orange UK customers in 2003.

France Telecom’s Controlled Wireless Operations in Europe

France Telecom’s controlled wireless operations in Europe are discussed below.

Belgium

The following table shows the main characteristics of the wireless telecommunications market in Belgium and the activities of Mobistar.

	At December 31,

	2003	2002	2001
Penetration rate in Belgium (%)(1)	76.3	73.7	70.1

Total no. of users in Belgium (millions)(1)	7.9	7.6	7.2

Active Mobistar customers (millions)(2)	2.6	2.3	2.5

Mobistar market share (%)(1)	33.3	30.4	30.8

Mobistar revenues (€ millions)(2)	1,167.0	1,004.0	881.0

Mobistar network coverage (% of population)(3)	99.0	99.0	99.0

(1)	Source: Mobile Communications.

(2)	Revenues shown above include intragroup invoicing, which accounted for a total amount of €6 million in 2002 compared to €15 million in 2001, not included in the revenues published elsewhere by Mobistar S.A. Moreover, at the end of 2001, the number of customers published by Mobistar included a number of inactive prepaid customers and postpaid customers suspended for late payment. Mobistar’s 2003 and 2002 customer base excludes inactive prepaid customers and customers with suspended contracts. For comparison purposes, Mobistar would have had approximately 2.2 million customers in 2001, excluding inactive prepaid and suspended contract customers.

(3)	Information supplied by Mobistar.

Orange provides wireless services in Belgium through Mobistar. Mobistar was formed in 1995, awarded its GSM900 license in the same year and launched its services in August 1996. Orange indirectly holds 50.7% of Mobistar’s capital. The remaining 4.7% and 4.1% of the capital are held by the Belgian company Telindus and Bruficom (according to the most recent stock ownership report signed by Bruficom), with the balance of 40.5% being held by members of the public following the initial public offering of Mobistar shares on Euronext Brussels in October 1998.

Mobistar was the second operator to enter the Belgian market and had the second highest market share at December 31, 2003 (source: Mobile Communications).

In order to improve its network quality and capacity, Mobistar installed a GSM1800 network in 2001. Mobistar deployed its GPRS network with estimated 99% population coverage in January 2001. In May 2001, Mobistar was the first operator to launch a commercial GPRS services offer geared towards the Belgian business market. Mobistar has offered GPRS terminals since May 2001 and GPRS services to residential customers since August 2002. It launched MMS services in January 2003. In 2003, in collaboration with Banksys and Gemplus, Mobistar launched m-banxafe, Belgium’s first national wireless payment application (compatible with all the country’s banks). Since September 2003, Mobistar’s customers have had the option of downloading Java games on their mobiles.

Mobistar distributes its services through major retail outlets and over 100 retail shops.

During 1998, Mobistar was awarded fixed line telephony licenses and infrastructure licenses and, as a result, offers an indirect access telephone service to residential customers and small and medium businesses. Mobistar also provides fixed line telephony services, high speed data transmission services and wireless telecommunications services to businesses.

On March 2, 2001, Mobistar obtained a 20-year UMTS license from the Belgian government based on a bid of €150 million. The terms and conditions of the license provide that among other things Mobistar should deploy its network between 2005 and 2008. Mobistar fulfilled its first commitments by introducing the technology in Belgium in September 2003. This initial stage was validated by the Belgian regulator. Under the license conditions the license could be withdrawn and penalties applied if the licensee failed to meet its obligations. The next stage in the launch of UMTS for Mobistar is the roll out, before January 1, 2006, of a network covering 30% of the population. In order to reach this objective, sites have been acquired with the coverage obligation in mind, despite the constant difficulties in obtaining the necessary administrative authorizations.

Mobistar employed approximately 1,650 staff (full-time equivalent) at December 31, 2003 (approximately 1,700 at December 31, 2002 and 1,800 at December 31, 2001).

Denmark

The following table shows the main characteristics of the wireless telecommunications market in Denmark and Orange’s A/S activities.

	At December 31,

	2003	2002	2001
Penetration rate in Denmark (%)(1)	94.35	78.6	75.5

Total no. of users in Denmark (millions)(1)	5.0	4.2	4.0

Orange A/S customers (millions)(2)	0.6	0.5	0.6

Orange A/S market share (%)(1)	11.5	12.2	15.0

Orange A/S revenues (€ millions)	258.0	241	194

Orange A/S network coverage (% of population)(2)	99.0	98.0	96.0

(1)	Information provided by Mobile Communications.

(2)	Information provided by Orange A/S.

Orange provides wireless services in Denmark through its subsidiary Orange A/S. Orange A/S was formed and awarded its GSM1800 license in 1997, then started operating its services in 1998. In 2000 Orange A/S also obtained a GSM900 license, enabling it to extend its network coverage. At December 31, 2003, Orange A/S estimated that its network covered 99% of the Danish population (source: Orange A/S) and that it had a market share of approximately 12.3% with 0.6 million active customers (source: Mobile Communications).

Orange A/S was the fourth wireless operator to enter the Danish market and had the third largest market share at December 31, 2003 (source: Mobile Communications).

Orange holds 67.2% of the capital in Orange A/S, with the remaining 22.9% being held by a group of financial investors and 9.9% by Finansministeriet, the Danish Ministry of Finance.

Following an auction, Orange A/S was awarded one of four UMTS licenses at a cost of 950 million Danish kroner in September 2001 (approximately €128 million). The UTMS license is for a period of 20 years from the date of issue. Under the terms of the UTMS license, Orange A/S must achieve 30% UMTS network coverage of the Danish population at December 31, 2004 and 80% of the population at December 31, 2008. The Danish telecommunications market regulator oversees compliance with the terms and the conditions of wireless licenses in accordance with the stipulated procedures and may issue injunctions, impose daily fines and in certain circumstances revoke the license if these procedures are not observed. The license holder could incur penalties as defined by Danish law if the population coverage rate stipulated in the license is not achieved.

Orange A/S also has a high capacity national fixed line network and offers fixed line telecommunications services for businesses. According to its own estimates, Orange A/S had approximately 70,000 customers at December 31, 2003 (76,000 at December 31, 2002 and 32,000 at December 31, 2001).

Orange A/S employed approximately 740 staff (full-time equivalent) at December 31, 2003 (approximately 1,000 at December 31, 2002 and approximately 1,330 at December 31, 2001).

Luxembourg

Orange Communications Luxembourg S.A. is a wholly-owned subsidiary of Orange. It was incorporated in May 2002 and awarded a 15-year UMTS license in Luxembourg in June 2002. Two other licenses were also awarded. Orange paid an initial price of €60,000 and will have to pay low management costs and an annual license fee of 0.2% of revenues or a minimum of €200,000. Orange Communications Luxembourg S.A.’s commercial opening has been postponed and is now scheduled for August 2005. Orange Communications Luxembourg S.A., which has just started up operations, had no employees at December 31, 2003. The construction of a network will begin during the first six months of 2004. The commercial opening is planned for August 2005.

The Netherlands

The following table shows the main characteristics of the wireless telecommunications market in The Netherlands and the activities of Orange Nederland B.V.

	At December 31,

	2003	2002	2001
Penetration rate in The Netherlands (%)(1)	82.6	74.6	74.7

Total no. of users in The Netherlands (millions)(1)	13.2	11.9	11.8

Orange Nederland B.V. active customers (millions)(2)	1.3	1.0	1.1

Orange Nederland B.V. market share (%)(1)	10	8.6	9.5

Orange Nederland B.V. revenues (€ millions)	465	400	363

Orange Nederland B.V. network coverage (% of population)(2)	99.9	99.0	99.0

(1)	Information provided by Mobile Communications.

(2)	Information provided by Orange Nederland N.V.

Orange provides wireless services in The Netherlands through its wholly-owned subsidiary, Orange Nederland N.V. (formerly Dutchtone N.V.). Formed in 1997, Orange Nederland N.V. was awarded a GSM1800/EGSM license in February 1998 and started operating its network in January 1999. On March 31, 2003, Orange Nederland N.V. changed its name (abandoning Dutchtone N.V.) and rebranded its activities under the Orange name.

At December 31, 2003, according to its own estimates, Orange Nederland N.V. covered 99.9% of the population of The Netherlands (source: Orange Nederland N.V.) and had a 9.3% market share (source: Mobile Communications) with approximately 1.3 million active customers (source: Orange Nederland N.V.).

At December 31, 2003, Orange Nederland N.V. was the fifth wireless telephony operator in The Netherlands in terms of number of customers (source: Mobile Communications). Orange Nederland N.V. introduced its WAP services in October 2000 and GPRS services in December 2002. Orange Nederland N.V. markets its services through 100 retailers and 40 shops, which it owns through its subsidiary Orange Retail B.V. (formerly Dutchtone Retail B.V.).

In July 2000, Orange Nederland N.V. was awarded one of the five UMTS licenses sold, by auction, at a cost of €436 million. The term of the license is 15 years. It relates to two 10MHz spectrums and one 5MHz spectrum. The terms and conditions of the license provide that Orange Nederland N.V. must, among other things, be able to cover all cities in The Netherlands by the beginning of 2007. The license could be revoked if the licensee fails to meet its obligations.

In April 2002 Orange Nederland N.V. and T-Mobile Netherlands B.V. (formerly Ben Nederland B.V.) signed a joint venture agreement relating to the deployment, operation and maintenance of UTRAN (UMTS Radio Access Network). The Rann B.V. Joint Venture enables the two companies to share third generation network installation costs. Orange Nederland N.V. and T-Mobile Netherlands B.V. will share the network and UMTS sites on which each will offer a separate service.

Orange Nederland N.V. and Orange Retail B.V. employed approximately 1,200 staff (full-time equivalent) at December 31, 2003 (approximately 1,330 at December 31, 2002 and approximately 1,550 at December 31, 2001).

Romania

The following table shows the main characteristics of the wireless telecommunications market in Romania and the activities of Orange Romania.

	At December 31,

	2003	2002	2001
Penetration rate in Romania (%)(2)	32.5	22.8	16.8

Total no. of users in Romania (millions)(3)	7.0	5.1	3.9

Orange Romania registered customers (millions)(2)	3.3	2.2	1.6

Orange Romania market share (%)(1)	48.0	43.5	44.0

Orange Romania revenues (€ millions)	467.0	393	378

Orange Romania network coverage (% of population)(2)	95.0	95.0	94.0

(1)	Orange Romania estimate for 2003 and information provided by Mobile Communications for 2002 and 2001.

(2)	Information provided by Orange Romania.

(3)	Information provided by EIU Romania Country Forecast, August 2003.

Orange provides wireless service in Romania through its subsidiary Orange Romania. Orange Romania was formed and awarded a 15-year GSM900 license in 1996. At December 31, 2003, Orange Romania estimated that it covered approximately 95% of the Romanian population and with approximately 3.317 million active customers, had the country’s second largest market share after MobiFon/Connex, (source: Orange Romania). Orange holds 67.8% of the capital in Orange Romania, with the remaining 20.7% being held by a consortium headed by AIG and 11.5% by other minority shareholders.

Orange Romania was the fourth wireless operator to enter the Romanian market and currently ranks second on this market (source: Orange Romania estimate).

A UMTS license tender is scheduled for early 2004. Licenses will be awarded on a competitive basis. The cost of the UMTS licenses is set by the Romanian State at €35 million. Orange Romania plans to participate in the tender.

Orange Romania employed approximately 1,490 staff (full-time equivalent) at December 31, 2003 (approximately 1,380 at December 31, 2002 and approximately 1,200 at December 31, 2001).

Slovakia

The following table shows the main characteristics of the wireless telecommunications market in Slovakia and the activities of Orange Slovensko.

	At December 31,

	2003	2002	2001
Penetration rate in Slovakia (% )(1)	64	53.2	39.8

Total no. of users in Slovakia (millions)(1)	3.8	2.9	2.1

Orange Slovensko active customers (millions)(2)	2.1	1.7	1.2

Orange Slovensko market share (%)(1)	60.0	59.8	56.1

Orange Slovensko revenues (€ millions)(2)	392	315	235

Orange Slovensko network coverage (% of population)(2)	98.5	98.0	96.0

(1)	Orange Slovensko estimates for 2003 and information provided by Mobile Communications for 2002 and 2001.

(2)	Orange Slovensko estimates.

Orange provides wireless service in Slovakia through its subsidiary Orange Slovensko. Orange Slovensko was formed in 1996 and awarded its GSM900 license the same year. In August 2001, Orange Slovensko’s license was extended to GSM1800. At December 31, 2003, Orange Slovensko estimated that its network covered 98.5% of the Slovakian population and that it had the largest market share in the country with approximately 2.065 million active customers. Orange holds 63.9% of Orange Slovensko’s share capital, the remainder being held by private investors.

Orange Slovensko was the second operator to enter the Slovakian market and had the largest market share at December 31, 2003 (source: Orange Slovensko).

In addition, Orange Slovensko was awarded a UMTS license in June 2002 for approximately 1.5 billion Slovakian krone (approximately €35 million) and an annual fee of 0.08% of license-generated revenue. The UMTS license is for a period of 20 years from the date of issue. Under the terms of the license, Orange Slovensko may be required by another national operator to achieve network coverage of 20% by 2006 in order to enter into a roaming agreement with that operator.

Orange Slovensko employed approximately 1,230 staff (full-time equivalent) at December 31, 2003 (approximately 1,140 at December 31, 2002 and approximately 920 at December 31, 2001).

Sweden

Orange Sverige is a wholly-owned subsidiary of Orange. Orange Sverige was awarded a 15-year UMTS license in Sweden in December 2002. In January 2002, Orange Sverige acquired one-third of the capital of 3G Infrastructure Services A.B. (3Gis), a joint venture between Europolitan Vodafone and Hi3G specialising in UMTS infrastructure. In May 2003, Orange Sverige A.B. terminated the joint venture agreement relating to 3Gis and all associated contracts, including the 3Gis financing agreements and a guarantee granted by Orange S.A. This was done on the grounds that 3Gis would be unable to fulfil its basic commitment to UMTS network deployment in Sweden before the end of 2003, in view of the current progress of the project and the substantial changes in market conditions since the original agreements were signed.

On December 29, 2003, Orange Sverige signed a license transfer agreement with Svenska UMTS Licens II A.B. The object of the transfer concerns the licenses held by Orange Sverige, the UMTS license, as well as the permits for the use of radio frequencies. The execution of the transfer will not occur until the condition precedents have been performed, among them the prior approval of the transfer by the Swedish regulatory agency and by the competition authority.

Orange and Orange Sverige A.B. are involved in arbitration proceedings with 3Gis. See “– 4.11 Legal Proceedings” and “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”.

Orange Sverige employed four employees (full-time equivalent) at December 31, 2003 (approximately 230 at December 31, 2002 and approximately four at December 31, 2001).

Switzerland

The following table shows the main characteristics of the wireless telecommunications market in Switzerland and the activities of Orange Communications S.A.

	At December 31,

	2003	2002	2001
Penetration rate in Switzerland (%)(1)	85.1	78.9	73.3

Total no. of users in Switzerland (millions)(1)	6.1	5.7	5.4

Orange Communications S.A. active customers (millions)(2)	1.09	0.96	0.9

Orange Communications S.A. market share (%)(1)	18.0	17.0	17.1

Orange Communications S.A. revenues (€ millions)(2)	775	694	587

Orange Communications S.A. network coverage (% of population)(2)	98.6	97.8	97.0

(1)	Information provided by Mobile Communications.

(2)	Estimates of Orange Communications S.A.

Orange provides wireless services in Switzerland through its subsidiary Orange Communications S.A., which was formed in January 1998 and awarded its GSM1800 license in May 1998. At December 31, 2003, Orange Communications S.A. estimated that its network covered 98.6% of the Swiss population and that its market share was approximately 18% with 1.085 million active customers. Orange holds 100% of the capital and 100% of the voting rights in Orange Communications S.A.

Orange Communications S.A. was the third operator to enter the Swiss market and was third in terms of market share at December 31, 2003 (source: Orange Communications S.A.).

Orange Communications S.A. marketed the “24 hour tariff” in June 1999, WAP services in June 2000, “Orange Fast Data” (HSCSD) in August 2000 and its wireless Internet portal in November 2000. In 2001, Orange Communications S.A. launched rates specifically targeted at large-scale SMS users as well as the first family contract in Switzerland. Orange Communications S.A. launched its MMS service on October 24, 2002 and the SPV telephone operating on Windows® in November 2002. In 2003, Orange launched three exclusive smart phones, the SPVE100 and the SPVE200 operating on Windows, and the Handspring Treo 600. In 2003 Orange also introduced electronic recharging for prepaid customers, as well attractive rates for multimedia services users.

In December 2000, Orange Communications S.A. was awarded a 15-year UMTS license at a cost of 55 million Swiss Francs (approximately €35 million). This license relates to two 15MHz spectrums. Three other licenses were awarded to SwissCom Mobile A.G., TDC Schweiz A.G. and 3G Mobile A.G. Under the license terms Orange Communications S.A. must among other things be able to cover 50% of the population before the end of 2004. The license could be revoked if the licensee fails to meet its obligations. Penalties could be applied of up to 10% of the revenues for the year preceding the awarding of the license.

Orange Communications S.A. employed approximately 1,500 staff (full-time equivalent) at December 31, 2003 (approximately 1,600 at December 31, 2002 and approximately 1,560 at December 31, 2001).

Orange (Liechtenstein) A.G., a subsidiary of Orange Communications S.A., holds a license to operate a GSM1800 network in the Principality of Liechtenstein and operates under the brandname “Look”. Orange (Liechtenstein) A.G. and Orange Communications S.A. have a joint market share of approximately 20% (source: Orange Communications S.A. estimate). Orange (Liechtenstein) A.G. also holds a UMTS license in Liechtenstein.

Other Minority-Owned Wireless Operations in Europe

MobilCom (Germany)

Orange holds 28.3% of the capital of MobilCom. According to information provided by MobilCom, the remainder of the capital is held by the public and by a fiduciary who holds less than 5%. MobilCom was created in 1991 and its shares have been listed on the Frankfurt Stock Exchange since 1997.

MobilCom has three activities: fixed line line telephony operator, Internet service provider, through its subsidiary freenet.de A.G., and provider of wireless telecommunication services, with a recharging of the services of the four network operators in Germany.

In an auction in August 2000, MobilCom obtained a UMTS license for approximately €8.4 billion. Since then, relations between shareholders have worsened. Following the cancellation of a cooperation agreement between the shareholders on June 11, 2002 and the appointment of a mediator, a “MC Settlement Agreement” was signed on November 20, 2002 establishing a rescue plan for MobilCom and putting an end to the agreements of the France Telecom group and of MobilCom on the development of UMTS in Germany (see Note 22 of the Notes to the Consolidated Financial Statements).

MobilCom announced its decision in December 2003 to return its UMTS license to the German agency responsible for telecommunications regulation.

ONE GmbH (Austria)

The Connect Austria consortium was awarded the third Austrian wireless license in 1997. Orange holds approximately 17.5% in the capital of Connect Austria, which was renamed ONE GmbH on July 1, 2003. The other members of the consortium are the German conglomerate E.ON and the Norwegian and Danish wireless telecommunications operators, respectively Telenor and Tele Danmark.

ONE launched its digital GSM1800 service in 1998 under the “ONE” brand name. At December 31, 2003, ONE covered, according to its own estimates, 98% of the Austrian population as in 2002 and 2001. ONE had 1.4 million active customers (1.3 million active customers at December 31, 2002 and 1.4 million active customers at December 31, 2001). ONE had a total market share of 19.4% (20.1% at December 31, 2002 and 20% at December 31, 2001) compared to 43.8% for MobiKom Austria (45.1% at December 31, 2002 and 42.7% at December 31, 2001), 28.5% for T-Mobile (30.3% at December 31, 2002 and 33% at December 31, 2001), 8% for Telering (4.5% at December 31, 2002 and 4% at December 31, 2001) and 0.3% for 3 Austria. At December 31, 2003, the Austrian market had approximately 7.1 million wireless customers (6.6 million users at December 31, 2002 and 6.7 million users at December 31, 2001), i.e., a penetration rate of approximately 87.1% (82.1% at December 31, 2002 and 81.2% at December 31, 2001) (source: Mobile Communications).

ONE was awarded a 20-year UMTS license for €120 million on November 3, 2000. This license covers 2 x 5MHz spectrums. Five other licenses were awarded according to an auction procedure. The terms and conditions of the license provide, inter alia, that ONE should be able to cover 25% of the population before the end of 2003. ONE may have to pay a fine if this level of coverage of the population is not met. This was not the case as ONE fulfilled its coverage requirements prior to December 31, 2003.

Optimus (Portugal)

Orange provides wireless service in Portugal through its minority shareholding in Optimus. Optimus, formed in 1997, was awarded its GSM900 and GSM1800 licenses in the same year and opened its network in 1998.

Orange owns 20.18% of Optimus’s share capital, and 10.09% of the voting rights. The remainder of the voting rights is held as follows: 52.34% by Sonae.com, 29.76% by Thorn Finance, 2.77% by Maxistar Communicaçoes Pessoais S.A. and 5.04% by IPE Tecnologias de Informacào.

At December 31, 2003, Optimus’s network, based on its own estimates, covered approximately 99% of the Portuguese population as in 2002 and 2001. At this date, Optimus had a market share of approximately 2.0 million registered customers (1.9 million registered customers at December 31, 2002 and 1.9 million registered customers at December 31, 2001)(source: Mobile Communications).

The market penetration rate in Portugal was 97.5% at December 31, 2003 (90.5% at December 31, 2002 and 84.8% at December 31, 2001), with approximately 9.8 million wireless customers in Portugal (9.0 million customers at December 31, 2002 and 8.4 million customers at December 31,2001) (source: Mobile Communications). Optimus was the third operator to enter the Portuguese market and is the third in terms of market share with a market share of 20.5% at December 31, 2003 (20.5% at December 31, 2002 and 22.4% at December 31, 2001) compared to 30.3% for Vodafone (formerly Telecel) (32.4% at December 31, 2002 and 32.7% at December 31, 2001) and 49.2% for TMN (47.1% at December 31, 2002 and 44.9% at December 31, 2001) (source: Mobile Communications).

When the Portuguese government awarded four UMTS licenses in December 2000, Optimus was awarded a license for €100 million. The license is valid for a period of 15 years. The terms of the license provide, inter alia, that Optimus should be able to cover 20% of the population by July 1, 2005, i.e., one year after the commercial launch of services planned for July 1, 2004. If Optimus fails to fulfil the obligations set out in its license, it may be suspended or revoked.

Wind (Italy)

During the first six months of 2003, Orange provided wireless, fixed line and Internet services in Italy through its minority shareholding in Wind. Orange sold its 26.6% shareholding in Wind’s capital to Enel, the Italian national grid. Enel already held the remaining 73.4% shareholding. See “– 4.4 Divestitures”.

Wireless Operations Outside Europe (including both majority and minority interests)

These interests include MobilNil (Egypt), and other interests (excluding Egypt) described below in the alphabetical order of the countries or territories concerned.

Egypt: Orange holds 71.25% of MobilNil (MobiNil Telecommunication S.A.E.), which holds 51% of Egyptian Company for Mobile Services (“ECMS”), an operational company that operates under the MobiNil brand name. Orange holds 71.25% of MobiNil and the Egyptian group Orascom Télécom holds 28.75%. Orascom Télécom also directly holds 16.6% of ECMS. The remaining 32.4% of ECMS’s capital is listed on the Cairo and Alexandra Stock Exchange.

ECMS was established in 1998 and it was awarded its GSM900 license the same year. At December 31, 2003, based on its own estimates, ECMS’s network covered approximately 91% of Egypt’s population (approximately 91% at December 31, 2002 and approximately 86% at December 31, 2001) and ECMS estimates that it had a market share of approximately 52.4% (approximately 52.4% at December 31, 2002 and 54.5% at December 31, 2001) with approximately 3 million active customers at December 31, 2003 (2.3 million active customers at December 31, 2002 and 1.9 million at December 31, 2001), i.e., 2.1 million active customers for Orange’s share (1.6 million active customers at December 31, 2002 and 1.4 million at December 31, 2001). ECMS believes that it is the leader in this market.

Botswana: Orange has a 51% shareholding in Orange Botswana, which launched its GSM900 network in June 1998 under the name of Vista Cellular. Orange Botswana has been operating under the “Orange” brand since March 2003. Orange Botswana had approximately 163,000 active customers at December 31, 2003 (approximately 137,000 active customers at December 31, 2002 and approximately 100,000 at December 31, 2001) and held the second place in terms of market share among the two operators present in this market (second in 2002 and in 2001).

Cameroon: Orange has a 70% shareholding of Orange Cameroun (France Telecom owns the remaining 30%) which launched its GSM900 service in January 2000 under the Mobilis brand. Orange Cameroun has operated under the “Orange” brand since June 2002. Orange Cameroun had approximately 539,000 active customers at December 31, 2003 (approximately 320,000 at December 31, 2002 and approximately 210,000 at December 31, 2001). Orange Cameroun held first place in terms of market share among the two operators present in this market (first in 2002 and in 2001).

Ivory Coast: Orange has a 85% shareholding in Orange Côte d’Ivoire, which launched its GSM900 network in 1996 under the Ivoiris brand. Orange Côte d’Ivoire has operated under an GSM900/1800 license since January 2002. Orange Côte d’Ivoire has operated in the Ivory Coast under the “Orange” brand since May 2002. At December 31, 2003, Orange Côte d’Ivoire estimated that it had approximately 586,000 active customers (approximately 497,000 active customers at December 31, 2002 and approximately 340,000 at December 31, 2001). The current events in the Ivory Coast constitute a risk for Orange’s operations there.

India (Mumbai): Orange has a 26% shareholding in BPL Mobile Communications, which launched its mobile network at the end of 1995 to cover the metropolitan area of Mumbai (Bombay). BPL Cellular Holdings, which has interests in wireless, Internet and broadband services in India, owns the remainder of the capital. BPL held second place in terms of market share at December 31, 2003, among the three operators present in this market (second in 2002 and in 2001) (source: Cellular Operators Association of India). BPL Mobile estimated the number of registered customers at December 31, 2003 at 855,000 (approximately 574,000 registered customers at December 31, 2002 and approximately 380,000 at December 31, 2001).

Madagascar: Orange has a 51% shareholding in Telsea, which holds 65.9% of Orange Madagascar (formerly Société Malgache de Mobiles). Telsea launched its GSM 900 network in 1998 under the Antaris brand. Orange Madagascar has operated under the “Orange” brand since June 2003. Orange Madagascar estimated the number of its active customers at December 31, 2003 at 144,000 (approximately 99,000 active customers at December 31, 2002 and approximately 100,000 at December 31, 2001). Orange Madagascar held first place in terms of market share among the three operators present in this market (first in 2002 and in 2001) (source: EMC World Cellular Database for market shares).

Dominican Republic: Orange has a 86% shareholding in Orange Dominicana, which launched its GSM900 network in 2000 under the “Orange” brand. At December 31, 2003, Orange Dominicana estimated the number of its active customers at 562,000

(approximately 433,000 active customers at December 31, 2002 and approximately 280,000 at December 31, 2001) and that it held second place in terms of market share at December 31, 2003 among the six operators present in this market (third at December 31, 2002 and fourth at December 31, 2001).

Thailand: Orange has approximately a 49% shareholding in Bangkok Inter Teletech Company Limited (BITCO) in Thailand, which owns 99.86% of TA Orange Co. Ltd., a company that has a concession to operate a GSM1800 network. The GSM1800 network was launched completely under the Orange brand of TA Orange in Bangkok in March 2002. At December 2003, the network had approximately 1.8 million active customers (approximately 1.3 million active customers at December 31, 2002). On the same date, TA Orange ranked third in terms of market share, among the 5 operators present in the market (source: EMC World Cellular Database). TA Orange continues to develop its network in Thailand and covers 76% of the population at December 31, 2003 (70% at December 31, 2002) (source: TA Orange). In order to encourage development, Orange entered into agreements with the goal of supporting the development of BITCO/TA Orange according to the conditions described in Notes 11 and 28 of the Notes to the Consolidated Financial Statements. Furthermore, the book value of the consolidated BITCO securities was amortized and set at zero at December 31, 2003. See Notes 11 and 28 of the Notes to the Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”.

Licensing Agreements

The “Orange” brand was first launched in the United Kingdom in 1994 and has since been licensed in Europe to Orange companies in France, Denmark, The Netherlands, Romania, Slovakia, Switzerland and outside Europe in Botswana, Cameroon, Ivory Coast, Madagascar and the Dominican Republic for a period of 10 years and in Thailand for a period of 20 years. The trademark license was granted to Orange France on December 17, 2001 and it expires on December 17, 2011. Under these brand license agreements, Orange assists its licensees in promoting the brand in local markets by giving them access to material and support services. The license agreements provide that Orange UK shall retain its title to the intellectual property rights attached to the brand in consideration of a percentage of the licensees’ operating revenues. The licensee in Thailand paid an initial one time fee and shall pay an additional amount over a 10-year period. The other licensees must pay a percentage of their revenues.

Moreover, prior to the acquisition of Orange plc by France Telecom, the Orange brand was licensed to several companies of the Hutchison Group, (the previous majority shareholder of Orange plc), for its operations in Australia, Hong Kong and India, as well as to Partner Communications for its operations in Israel. These licenses are exclusive and do not generate any revenues. Apart from the agreement concerning Australia, which expires in 2013, the licenses were granted for an indefinite term. However, all these agreements may be terminated on certain terms, such as misuse of the brand or change of control.

Roaming

Roaming allows wireless customers to make and receive calls while in the coverage area of a network of which they are not a customer and to be billed for service by their home network. Wireless customers who are roaming can expect to enjoy substantially the same services, features and security while travelling as they do with their home network. Orange’s roaming service was entirely created using the GSM technical standard and policies and procedures established by the GSM Association.

Orange’s roaming policy is set in accordance with local market conditions by the individual Orange companies. The roaming rates reflect the wholesale charges between operators and the pricing policy applied by each operator for its customers.

For example, Orange UK customers may use roaming service in more than 130 countries as a result of the roaming agreements that Orange UK has signed with approximately 300 other network operators and Orange France contract customers may use roaming service in more than 160 countries as a result of roaming agreements that Orange France has signed with approximately 340 other network operators (source: Orange).

Furthermore, Orange rejoined the alliance of TIM (Telecom, Italia Mobile), Telefonica Moviles and T.Mobile with the goal of providing to all of its customers a seamless offer for voice and multimedia services and to allow an Orange customer access to its services in countries where Orange is not present.

4.3.2.2 WANADOO

Wanadoo, a subsidiary of France Telecom, which owns a 70.6% shareholding of its capital (71.1% taking into account the cancellation of treasury shares), is a major player on the European Internet and directories market with, at December 31, 2003, 9.153 million Internet access customers (8.535 million at December 31, 2002 and 6.067 million at December 31, 2001) (source: Wanadoo), 17.159 million single visitors in December 2003 (14.352 million in December 2002) (source: Nielsen – panel Home) and 641,000 directories advertisers (638,000 at December 31, 2002 and 650,000 at December 31, 2001) (source: Wanadoo). See “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”.

At December 31, 2003, Wanadoo was the leader in the Internet access service market in France and in the United Kingdom and second in Spain and in The Netherlands (sources: Idate, ART, European Commission, Conseil de la concurrence, AFA, Interview NSS). At December 31, 2003, Wanadoo had 2.453 million broadband subscribers to cable and ADSL (1.374 million at

December 31, 2002 and 545,000 at December 31, 2001) and 275,000 online advertisers in its directories (compared to 238,000 at December 31, 2002 and 202,000 at December 31, 2001) (source: Wanadoo). Wanadoo had revenues of €2.617 billion in 2003 (€2.075 billion in 2002 and €1.563 billion in 2001) and had approximately 6,670 employees at December 31, 2003 (approximately 7,000 at December 31, 2002 and approximately 4,900 at December 31, 2001).

Internet Access, Services and Content and E-commerce

Internet Access

Through its marketing innovation and its knowledge of the market, Wanadoo differentiates its offers according to the profiles of its customers, its prospects and its technological developments (switched telephonic network up to 64Kbit/s, ADSL from 128 to 1,024 Kbit/s and cable), enabling everyone to benefit from the best technology. The primary objective of Wanadoo is to encourage broadband upgrades for its customers via the success of its ADSL offers.

The offers available to Wanadoo customers include:

■	a complete range of “inclusive” packages from 5 to 100 hours in France;

■	“Free”, “Hometime” and “Anytime” lines for international services;

■	“Light”, “Standard” and “Intensive” broadband offers in slightly different models according to the country and complemented by a large range of services and customer commitments.

In all countries in which it operates, Wanadoo distributes its access offer through multiple distribution channels that are remunerated according to the services:

■	in department stores, retailers and stores specialized in IT or telecommunications;

■	by distributing free installation of CD-Rom (for instance, in movie theaters) and direct marketing;

■	by pre-loading on personal computers or modems;

■	online, via banners that allow users to download the access software.

In France, this sales network, which includes more than 3,000 sales outlets, is complemented by the distribution network of approximately 620 points of sale. In the United Kingdom, this sales network is comprised of approximately 4,350 sales outlets, including 1,300 for Lloyds Pharmacy, 250 for Orange, 200 for Littlewoods, and 1,100 for Dixons (whose distribution agreements expire respectively in February 2004 for the narrowband and in February 2005 for the broadband).

The table below shows the breakdown of customers per type of offer (in thousands of subscribers):

Breakdown of customers per type of offer (in thousands of subscribers)

Country	Offers	December 2003	December 2002	December 2001

France	Low speed	2,704	2,881	2,586

	Broadband	1,816	1,044	415

	TOTAL France	4,520	3,925	3,001

United Kingdom	Low speed	2,422	2,525	2,224

	Broadband	158	49	2

	TOTAL United Kingdom	2,580	2,574	2,246

Spain	Low speed	1,310	1,364	404

	Broadband	190	99	9

	TOTAL Spain	1,500	1,463	413

The Netherlands	Low speed	255	288	197

	Broadband	288	157	103

	TOTAL The Netherlands	543	445	300

Total(1)	Low speed	6,700	7,161	5,522

	Broadband	2,453	1,374	545

	TOTAL	9,153	8,535	6,067

Source: Wanadoo

(1)	Including: 9 thousand at December 31, 2003, 128 thousand at December 31, 2002, and 109 thousand at December 31, 2001 for Morocco and Wanadoo Belgique (until December 2002).

Services and Content

Wanadoo is the leader of the Internet in France through its two general portals, “wanadoo.fr” and “voila.fr”, and specialized sites with more than 7.975 million single visitors in France in December 2003 compared to 6.350 million in December 2002 and 4.425 million in December 2001 (source: Nielsen – panel Home). With its portals abroad, the Group totaled more than 17.159 million single visitors in December 2003 compared to 14.352 million in December 2002 (source: Nielsen – panel Home).

Creating value for the content and services offers is based on developing this audience by two main sources of income: advertising with an Internet advertising sales division and the establishment of paying services.

Online advertising

Wanadoo has an advertising sales division for each of its portals and offers its customers a complete range of advertising services. It has been able to take full advantage of the recovery of the online advertising market over the past year, with an annual growth of 50% in 2003 compared to 2002. For pan-European companies, Wanadoo also relies on an European partnership of portals, which include “Web.de” in Germany and the “Libero” portal (Wind) in Italy which together have approximately a total of thirty million single visitors (source: Nielsen). This network provides online advertising and direct marketing (e-mailing campaign).

Fee based services

The fee based services mainly include three types of services:

■	services related to access and browsing on the Internet (anti-virus PC, parental control, firewall, priority hotline);

■	services related to e-mails and more generally to communication tools (anti-virus mail, anti-spam, video messages, audio chat, SMS alerts);

■	editorial content and practical services (horoscopes, IQ tests, meetings, downloading of logos and telephone chimes for mobile telephones, video on demand, TV channels, online music, online games).

E-Merchant business

Wanadoo’s e-Merchant (or e-business) operations mainly consist of two sites:

■	“Alapage.com”, which markets cultural goods (books, CDs, DVDs and Cd-Roms) on the Internet;

■	“Marcopoly.com”, which markets capital goods (computers, hi-fi, audiovisual and household appliances) on the Internet.

Directories

The Directories group together all operations related to the publication of paper and online directories, the distribution thereof, sale of advertising space, selling of marketing data bases and creation of Web sites for advertisers.

The operations include the following services:

■	Pages Jaunes (Yellow Pages) provides access to professional subscribers (in its printed version, Internet version – “pagesjaunes.fr”, Minitel version – 3611. It is also available on WAP and WAP GPRS color);

■	The Directory – which contains non-business subscribers listed by name and location (former Pages Blanches in printed and Minitel versions);

■	“QuiDonc” (reverse phone book service on the WAP, WAP GPRS, and on the pay services of the Group’s Internet portals: “wanadoo.fr” and “voilà.fr” and also accessible from “pagesjaunes.fr”);

■	“Kompass” products (worldwide database of company information accessible via the Internet, Intranet, CD-Rom, printed version and Minitel;

■	PagesPro (business directory in printed form or via the Internet or on CD-Rom;

■	Creation of Web sites;

■	Wanadoo Data direct marketing, marketing of domestic and business data and database hosting services, computerized processing of addresses, email, data enhancement and analysis of customer data;

■	International operations (in particular QDQ media in Spain).

The directories are distributed through a large number of media that includes paper directories, the Internet, wireless telephony, Wap, GPRS, Wap or color GPRS, Minitel, CD-Rom, voice servers and interactive television.

Wanadoo estimates that the directories provide professionals with exceptional visibility and proximity to customers. In France, its local sales force of approximately 1,490 commercial advisors, which is present throughout France with 19 agencies, contacted approximately one million advertisers in 2003. Approximately 553,000 advertisers bought the advertising spaces of the 2003 editions (paper directories, Internet and Minitel) (source: Wanadoo).

The table below shows the number of advertising customers of Pages Jaunes in France in 2003, 2002 and 2001:

Service	Number of advertising customer

	2003	2002	2001
Paper Directory and Pages Jaunes	522,000	522,000	511,000

Internet Pages Jaunes	264,000	230,600	202,000

Minitel Pages Jaunes	365,800	358,000	352,000

Source: Wanadoo

Note: one advertiser could be a customer of one, two or all three of these services.

4.3.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS

This segment mainly relates to the operations carried out chiefly in France, of the operational divisions responsible for fixed line networks and services in France:

■	Corporate Solutions (excluding Equant): for services and distribution to large business services;

■	Fixed Line and Distribution in France: for services designed for the general public and other businesses and the distribution network in France;

■	Networks and Carriers: for the telecommunication networks, including services abroad and services to telecommunication operators.

At December 31, 2003, France Telecom had 33.9 million fixed lines in service in France (34.1 million at December 31, 2002 and 34.2 million at December 31, 2001), including 5.0 million that are served by the digital network integrating Numéris services (4.9 million at December 31, 2002 and 4.7 million at December 31, 2001).

At December 31, 2003, 3.1 million customers had access to ADSL (1.4 million at December 31, 2002 and 0.4 million at December 31, 2001). At the same date, 8.8 million “consumer” customers, or a proportion of 34.9%, benefited from pre-paid offers (6.7 million at December 31, 2002 and 4.9 million at December 31, 2001).

The Fixed Line, Distribution, Networks, Large Customers and Operators segment earned revenues of €21.761 billion in 2003 (€23.064 billion in 2002 and €24.054 billion in 2001), before intra-group eliminations.

Operations of the Fixed Line, Distribution, Networks, Large Customers and Operators segment mainly include:

■	fixed line telephony services offered both to the general public and to businesses (small- and medium-sized businesses and key companies);

■	other services for the general public (payphone and card services, cable television);

■	other services to businesses (data transfer services, network services and radio broadcasting services);

■	services to operators; and

■	sales and distribution operations.

Fixed Line Telephony

Fixed line telephony services include, on the one hand, basic subscription services and telephone communications services, and on the other hand, online services, broadband access to the Internet and television access.

Telephone Communication and Subscription Offers and Rates

France Telecom’s standard fixed line services are subscriptions, local and long distance telephone communications in France and international calls. France Telecom also offers its fixed line subscribers a broad range of value added services.

France Telecom rates for fixed line telephony are subject to special regulations. See “– 4.12.2 French Regulations – Rate Policy for Fixed Line Telephony”.

In early 1997, France Telecom introduced a price scale rebalancing which is still in progress. This readjustment resulted in an increase in the monthly subscription rate, a reduction in the cost of calls and, since the end of 2000, the creation of flat rate call plans.

Subscriptions

Customers are connected to the telephone network via the telephone line, for which customers are charged fixed access costs upon the installation of the line and a monthly subscription. France Telecom proposes a range of subscriptions designed to satisfy the various needs of residential, professional and business customers. The differences mainly concern service commitment levels (warranty related to the time it takes to restore the service) and the availability of services related to the line (number identification and possibility of publication in professional directories).

France Telecom adjusted its subscription rate, which increased on July 20, 2002 from €12.55 (including tax) to €13 for consumers and from €12.65 (excluding tax) to €13.10 for business contracts. The impact on revenues for 2003 was €108 million.

On August 6, 2003, pursuant to an EC community directive, the ex-directory service became free of charge, with actual application beginning August 6, 2003. This service was billed at €2.31 including tax per month. The impact on revenues was €52 million in 2003; the impact over one full year was estimated at €130 million.

National and International Calls

Telephone calls are billed either per unit or on a package basis. When telephone calls are billed per unit, the price includes a fixed cost, plus a price per minute calculated by the second. The fixed cost may be in the form of a time credit (a certain number of seconds included in the fixed cost) or a connection cost, calculated by the second as from the first second. The part billed on a time basis is based on a variable price depending on the call destinations with the application of a normal rate and a reduced rate depending on times.

The price scale for national calls (local and long distance) has not changed since 2001.

For fixed line calls to mobile telephones, France Telecom reduced its rates in 2003 as it had previously done in 2001 and 2002, in accordance with a three-year undertaking with regard to the ART. In 2001, the rate reductions concerned the rates of fixed line calls to Orange and SFR mobile telephones, by 16% in February 2001 and to Bouygues mobile telephones, by 29% in May 2001, and for a few international call destinations in July for professionals. France Telecom reduced rates on April 30, 2002, by 12.8% for residential and 7.9% for professionals to Orange and SFR mobile telephones; then by 10.3% for residential customers and 5.1% for professionals on October 8, 2002 for calls to Bouygues mobile telephones. In 2003, rates to Orange and SFR mobile telephones were reduced by 9.1% on January 14 for residential customers and 8% on February 14 for professionals; rates to Bouygues mobile telephones were reduced by 7.7% on July 1 for residential customers and by 6.4% for professionals.

On October 10, 2003, France Telecom reorganized the price scale of international calls by reducing the number of zones from 14 to 8, by establishing a pricing per second as from the first second for residentials and a single rate for professionals by eliminating off-peak times. Due to the zone readjustment that accompanies this pricing plan, France Telecom has remained competitive in the market.

In addition to the other call plans, France Telecom proposes Option Plus, which enables a customer for an additional €1.50 (including tax) per month for residentials and €1.20 (excluding tax) per month and per line for professionals and small- and medium-sized companies, to benefit from France Telecom’s most competitive rates to all its call destinations: metropolitan France, DOM-TOM (French overseas regions and territories), international and fixed line calls to mobile telephones.

For large businesses, France Telecom proposes price offers with discounts based on the volume of local calls, national long distance and international calls to and within the limits of pre-defined geographic regions and for customers of private virtual network services, discounts based on internal traffic. Large businesses can also benefit from discounts on calls made on their fixed line telephones to the mobile telephones of their employees using the Orange, SFR and Bouygues networks.

Package Plans

Since the end of 2000, France Telecom has launched monthly plans with numerous advantages for consumers: simplicity of a global offer, price and volume of usage known in advance, choice of a package within an open-ended range, no time credit, calculation by the second and validity 24 hours a day and 7 days a week. In particular, France Telecom launched the “local hours” plan on local calls in 2002 and then the “France hours” plan on local and national calls (excluding calls to mobile telephones) in July 2002.

These new plans are continuing to develop. They strive to:

■	maintain or increase the income per customer;

■	absorb the seasonal variation in use and ensure a recurrent income;

■	stimulate the average consumption per customer and the increase in range.

At the same time, France Telecom launched a range of monthly local call plans for professionals, “Local Pro Package” and for small- and medium-sized businesses a “SME Local Package” and a range of national monthly packages with “France Pro Package” and “France SME Package”. In October 2003, the range for professionals and small- and medium-sized companies was enriched with a new type of package plan, covering calls from fixed lines to mobile telephones.

The ranges for both residential and professional customers evolved in 2003 through rate reductions, through the creation of bonuses to enable customers to benefit from a call time supplement in their package, through introductory plans from 1 hour for residential customers and 2 hours for professional customers and through the extension of the range of packages up to 185 hours per month for professional customers.

Value Added Services

For residential customers, France Telecom proposes value added services: e-mail, call signal, automatic call back of the last number, call transfer, three party conversation, number identification and caller name identification. For companies, the value added services include: shortened numbers, toll-free numbers, shared cost numbers, management of calls and telephone conferences, management of bills, directory enquiries and private virtual networks with shortened numbers and network management services. The rates for these services are adjusted in relation to the customer’s needs within the various categories.

France Telecom is continuing its policy of enriching its range of services to satisfy the practical needs of its customers:

■	launch in March 2002 of the new version of the voice messaging system Top Messages, with a stock of 6.7 million voice mail boxes at the end of 2003 (5.8 million at the end of 2002 and 3.2 million at the end of 2001);

■	launch in April 2002 of the name identification service in addition to the number identification services; both services accumulated more than 4.1 million subscribers at December 31, 2003 (3.6 million at December 31, 2002);

■	launch in January 2003 of the single price call, national limited offer;

■	launch in January 2003 of the general inauguration of 3 unlimited numbers;

■	launch in May 2003 of the written mini message transfer service (SMS from fixed telephone lines);

■	launch in October 2003 of the conservation of the same number in the event of a change of operator or geographic move;

■	launch in December 2003 of the express messaging service (personalized voice messages).

To respond to the expectations of small- and medium-sized businesses, France Telecom associates the following services with its various plans:

■	price reductions on calls to preselected numbers;

■	a combined Numéris/Internet subscription;

■	special billing for directory enquiry services and keeping the same number.

France Telecom also proposes a company telephony service based on a Virtual Private Network (“Atout RPV”) to key companies. This plan offers:

■	a price component, “Atout RPV Tarif”, which proposes discounts on traffic within the company based on call volumes;

■	a service component, “Atout RPV Service”, which delivers the main functionalities of private networking of the company’s sites throughout France.

France Telecom launched the “unified VPN” in November 2003, a first offer of convergent fixed/wireless telephony, also based on a Virtual Private Network. This offer proposes a set of homogeneous and convergent company telephony services (private numbering plan, call filtering, referrals, management and remote billing services, web administration), to fixed and mobile telephones, coupled with price offers on calls from fixed or mobile telephones. It is especially designed for small – and medium – sized companies or small autonomous subsidiaries of major groups.

ISDN

France Telecom has been proposing its ISDN service to residential and professional customers since 1987 under the Numéris brand name. Numéris provides voice, data and image transmission at much higher speeds than ordinary telephone lines, while using the same medium. Numéris customers pay a fixed cost on commissioning that covers the costs of connection and a monthly subscription. The base rates of Numéris calls are the same as for standard calls.

Several offers are available. “Numéris Itoo” for residential customers and “Numéris Duo” for small businesses that allows connection to analog (telephone, fax) and digital (micro-computer) terminals. Numéris basic access for small sites and Numéris primary access for bigger sites are adapted to the connection of professionals and companies. Numéris has now reached a high penetration rate on the customer targets for which it is designed: the number of equivalent 64 Kbit/s channels amounted to 5.0 million at December 31, 2003 compared to 4.9 million at the end of 2002 and 4.7 million at the end of 2001. Since December 2001, France Telecom has offered Numéris Grand Site to businesses, a broadband voice connection on fiber optic that allows access to a reinforced offer of services with graded rates based on the number of accesses.

Online Services, Broadband Internet Access and Access to Television

Minitel/Télétel

Télétel is used to connect companies and residential customers throughout France via Minitel terminals and computers fitted with modems. Customers use their terminals to connect to the Télétel, which gives them direct access to a vast number of services designed for residential customers and companies, such as the electronic directory, reservation times and services, banking services, e-mail, weather reports, games and classified advertisements. The standard Minitel terminals are lent on request at no additional charge to subscribers to a fixed telephone line. France Telecom requests payment of a fixed monthly price for more terminals with advanced features.

Minitel is gradually losing ground to the Internet. For this reason, Télétel posted a decrease in traffic of approximately 23% in 2003 (22% in 2002 and 17% in 2001).

Audiotel

The Audiotel service consists of a number of calls to a kiosk service (no. 892, etc.) of which a part of the revenues is paid back to the service provider company. This service slowed in 2003 due to the growth in competition. France Telecom traffic was practically stable (with growth of 0.4%) while growth was 5% in 2002 and 14% in 2001.

Broadband Internet Access

France Telecom markets broadband Internet access to customers (ADSL line) and wholesale access to Internet access providers (including Wanadoo) under the name of IP ADSL.

The ADSL broadband Internet access was launched in November 1999. ADSL technology uses the copper wire telephone network and offers a bandwidth, depending on the configurations, from several hundred kilobits to several megabits. It is therefore possible to have easy access to high volume content. France Telecom proposes special ADSL services to residential customers and companies, in addition to its range of ADSL services accessible to all Internet access providers. At December 31, 2003, these services had been deployed to cover a portion of the territory representing approximately, according to France Telecom estimates, 79% of the national population (70% at December 31, 2002 and 64% at December 31, 2001). France Telecom believes, on the basis of a study published by Datanova in September 2003, that approximately 30% of households that use the Internet in France, had access to Internet through ADSL at the end of 2003.

Since the commercial launch of ADSL in 1999, the prices of France Telecom ADSL lines (retail offer of 512 Kbit/s) have decreased by 38% (not taking into account the latest decrease occurring in January 2004). The most recent decreases were in October 2002 (16.7%) and at January 1, 2004 (25% on average). They were accompanied by a substantial decrease in wholesale prices.

Television Access

To accompany and promote the development of broadband Internet in France, France Telecom launched, with TPS, an experimental television-related offer on ADSL in the Lyon metropolitan area on December 18, 2003. An extension has been planned for the Paris area in the spring of 2004 (see “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”).

Other General Public Services

Payphone and Card Services

At December 31, 2003, France Telecom had a stock of more than 192,200 public telephones (200,000 at December 31, 2002 and 214,000 at December 31, 2001), including 63,000 telephones in France installed on the public domain and subject to universal service obligations which impose 45,000 such telephones (see “– 4.12.2 French Regulations – Universal Service”). The public telephone prices are slightly higher than prices applicable to private telephones.

France Telecom proposes payment by bank card, phone card, prepaid cards and France Telecom cards in its payphones. The France Telecom card allows a user to make calls from a private telephone, public telephone booths and mobile telephones and the amount thereof can be charged to his/her fixed line telephone bill. Lastly, France Telecom proposes “Tickets de téléphone”, which are prepaid telephone cards, sold under different names, which allow users to make prepaid calls from public or private telephones in France or in several other countries by dialing a prefix and a secret code. The range of prepaid cards was drastically reorganized in June 2003, with the reorganization of international price scales and the launch of the France ticket.

Cable Television

France Telecom is an important cable television network equipment operator in France and provides cable television services to French households. France Telecom operates its own cable television network via France Telecom Câble.

France Telecom also provides dedicated cable television services to NC NumériCable, a service provider owned by Canal+ (see “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”).

Moreover, France Telecom also owns a minority shareholding in Noos, a cable television service provider which owns its own cable television network, but which also uses a part of the France Telecom network.

Households served and the number of subscribers, by cable operator, according to the most recent publication of the French Association of Multiservices Network Operators (AFORM), dated September 2003, are as follows:

Commercial plugs (in millions)	December 31, 2001	December 31, 2002	December 31, 2003	Note for 2003

France Telecom Câble	1.5	1.5	1.5	Definitive

Noos	2.8	2.9	3.0	September 30

NC Numéricâble	2.3	2.3	2.3	September 30

UPC France	1.3	1.4	1.4	September 30

Other	0.6	0.7	0.7	September 30

Total	8.4	8.8	8.8

Subscribers (in millions)	December 31, 2001	December 31, 2002	December 31, 2003	Note for 2003

France Telecom Câble	0.8	0.8	0.9	Definitive

Noos	1.0	1.1	1.1	September 30

NC Numéricâble	0.7	0.8	0.8	September 30

UPC France	0.5	0.5	0.6	September 30

Other	0.3	0.4	0.4	September 30

Total	3.3	3.6	3.7

Other Services to Companies

Services to companies mainly consist of company network services and radio broadcasting services. At the end of 2003, more than 245,000 company sites had access to high speed Internet/Intranet through different France Telecom offers (compared to 192,000 at the end of 2002 and 116,000 at the end of 2001).

Company Networks

The network services are composed of leased lines (especially Transfix services), fiber optic services, DSL company services and data network services.

Leased Lines

France Telecom leases to its professional and business customers “leased lines” that are either digital (digital Transfix lines) or analog. At December 31, 2003, France Telecom leased approximately 292,000 lines in France (327,000 at December 31, 2002 and 345,000 at December 31, 2001), of which 73% were digital Transfix lines (72% at December 31, 2002 and 70% at December 31, 2001) Although the total number of lines leased by France Telecom has decreased since 1997, its total transmission capacity has increased considerably. This trend results to a large extent from the decrease in the number of analog lines and their gradual replacement by high capacity digital lines or by other switched products such as Numéris, X 25, Frame Relay and IP. The total transmission capacity of digital lines leased by France Telecom increased by 28% in 2003 (39% in 2002 and 70% in 2001).

Subscribers to France Telecom’s leased line services pay initial connection costs in relation to the type of line rented, then a monthly subscription depending on the line (analog or digital), its capacity, its length and the term of the rental. The costs of

France Telecom leased lines have regularly decreased each year since 1998. This reduction mainly concerns digital and long distance services.

Moreover, France Telecom offers in its interconnection catalogue for 2003 “partial terminal connections” for speeds between 64 Kbit/s and 2 Mbit/s. This service allows third party operators to terminate their leased lines up to the sites of their customers throughout France. This service lowers fees between 40% to 50%, based on the speed and distance of the lines, compared to the base rates of the Transfix services.

Fiber Optic Services

France Telecom has been using fiber optic cable at the heart of its national network for several years. It is also the medium generally used to connect the sites of companies that make a strong contribution to value production and that are important nerve centers, as for instance, the registered office, the administrative center, the research and development center, the regional office and the main production sites.

At December 31, 2003, approximately 10,000 establishments had access to fiber optic cables which provide them with adaptable, evolving flows of traffic at increasingly higher speeds (approximately 7,000 at December 31, 2002 and approximately 5,500 at December 31, 2001).

Offers of transport on fiber optic cable are available throughout France, whether it is a matter of interconnecting the local networks of small and medium sized companies, backing up the data bases of large companies or supporting collaborative engineering applications between subcontractors and their customers. They propose speeds of up to several Gbit/s in standard mode.

Short distance interconnection needs are covered in all towns with a population of 20,000. Performance, rapidity, reliability, flexibility and durability are just some of the qualities of these networks (SMHD, MultiLAN, InterLAN, Intracity) that endeavor to find a solution to geographic distance. Teams and sites can thus immediately share expertise and resources everywhere.

The bandwidth that France Telecom offers telecommunications operators and suppliers of Internet services to build their networks or to support their services now has in the tens of Gbit/s.

France Telecom is continuing to develop the range of very high speed services of the new generation and deploys “Giga Ethernet” technology that allows a connection debit of 10 Gbit/s.

DSL Company Services, Satellites and WiFi Services

DSL company services allow the various sites of a company such as regional agencies, maintenance sites and commercial branches, to be interconnected through ADSL. At the end of 2003, approximately 45% of the company sites in France were connected to the Internet by ADSL.

France Telecom is launching Internet access service by satellite for companies located in areas outside the ADSL deployment plan. This solution provides permanent broadband Internet connection to the Internet. In this way, France Telecom offers companies broadband coverage for the whole of France (DSL and satellites).

Moreover, in co-operation with local communities, France Telecom has conducted several satellite + WiFi experiments to provide broadband Internet coverage to districts located in rural areas.

These experiments should lead in 2004 to solutions to complete DSL coverage, which will be available throughout the whole of France.

Data Networks

Data transmission operations mainly consist of data communication services provided to customers in France via the Transpac network and data communication services outside France and sold in France by Transpac to multinational companies based in France via an exclusive distribution agreement with Equant. The convergence of Equant/Transpac networks and services to offer customers continuity of service worldwide became operational in October 2002.

The Transpac network serves as a platform for a vast range of services to companies, including VPN IP, Internet access services, e-mail, hosting and security.

France Telecom (Transpac) offers its customers three types of services: (i) data transmission services to build company Intranets or Extranets or online services for Internet access providers, with customer services such as after sale service and the production of statistics. Various types of access are available: leased line (“transfix”), ADSL, ATM, Frame Relay, X25, PSTN/ISDN/GSM/GPRS. Various protocols are proposed and carried end-to-end; these are mainly IP and Frame Relay; (ii) Internet access services that include access to the backbone network dedicated to companies, which is inter-connected with the Internet via the heart of the

France Telecom long distance network; and (iii) services with high added value that include e-mail, security, collaborative working tools and site hosting.

Radio Broadcasting Services

France Telecom offers radio broadcasting services through GlobeCast. GlobeCast is established mainly in northern Europe, the United States and Singapore. GlobeCast operates transmission services by satellite for professional television broadcasters, company multimedia networks and Internet access providers. It has sixteen offices and teleports through which it offers a range of solutions for the transportation, distribution and broadcasting by satellite of, in particular, television and radio programs, Internet content and sports events or news.

Services to Operators

Relationships with International Operators

Payment agreements signed by operators for international communications provide that France Telecom will be paid a fee by operators that use its network to carry their international calls to France and that it will pay a fee to use the networks of other operators for calls made from France. The billing currency used is the SDR (Special Drawing Right), a basket of currencies in which the U.S. dollar and the euro have significant weight. See “Item 3. Key Information – 3.3 Risk Factors”. Payment is made in the currency chosen by the creditor operator.

Until 2000, these rates tended to decrease significantly. This trend has gradually slowed since then, in particular, for France, the other members of the European Union and the United States.

Interconnection Services

French telecommunication regulations require that France Telecom provide the interconnection of its switched public network with other operators for calls leaving the France Telecom network or incoming from the networks of competing operators.

This business area is regulated by the ART (see “– 4.12.2 French Regulations – Interconnection”). Volumes exchanged between France Telecom and the other operators are valued by rates approved by this authority.

In 2003, for voice services, prices dropped by 1% for traffic exchanged at the local switch closest to the end customer (compared to a 6% drop in 2002 and a 7.55% drop in 2001) and a 4% drop for traffic exchanged at the level of regional switches (16% in 2002 and 7.65% in 2001).

For the same services, the price for traffic exchanged at the local switch is stable in 2004 and the price for traffic exchanged at the level of regional switches dropped by 2%. Regarding the rate for volumes exchanged at the level of double transit, as from 2004, it will no longer be the subject of an ART approval procedure.

Sales and Distribution

Sales and customer services operations are conducted by three divisions, the Large Business Solutions division (for large companies), Networks and Carriers (for operator customers) and the Fixed Line and Distribution division (for all other customers).

The Fixed Line and Distribution division distributes consumer goods, in particular, via its approximately 620 points of sale located throughout France. This division is also responsible for payphones and card user services. 89% of these agencies are located in town centers and shopping centers. The Fixed Line and Distribution division also services corporate customers for voice and data transmission operations, through a company agencies network. The Corporate Solutions division is responsible for very large national and international companies, in particular via Transpac in France and Equant in the rest of the world. The Networks and Operators division distributes France Telecom products and services to third operators and suppliers of telecommunication services.

4.3.2.4 EQUANT

The Equant segment, composed of Equant and its subsidiaries, earned revenues in 2003 of €2.612 billion, before intra-group eliminations (€3.156 billion in 2002, not comparable in 2001).

General Presentation and History

Equant, one of the leading data transmission companies in the world (source: Gartner), was formed and operates under the laws of The Netherlands. It has its registered office in Amsterdam. Given its international structure, Equant has four main places of business: Paris (France), Herndon (United States), Slough (United Kingdom) and Singapore (Singapore).

France Telecom signed a series of agreements with Equant in November 2000, which provided that France Telecom would contribute Global One Communications World Holding B.V. and Global One Communications Holding B.V. to Equant in

exchange for Equant shares. Furthermore, France Telecom agreed with SITA to exchange the totality of the interest that SITA holds in the capital of Equant for France Telcom shares. For a more detailed discussion of these agreements, see Note 3 of the Notes to the Consolidated Financial Statements. Under these agreements, France Telecom became the majority shareholder of Equant on July 1, 2001, with a 54.2% shareholding and the right to appoint five out of the nine members of Equant’s supervisory board and one out of the three members of the management board as long as France Telecom owns at least 34% of Equant’s shares. France Telecom was still a majority shareholder at December 31, 2003. In this respect, Equant (Equant and its subsidiaries) has been fully consolidated in France Telecom’s financial statements since July 1, 2001.

On the closing date of these transactions, France Telecom S.A. issued a contingent value right per ordinary Equant share for Equant shareholders other than SITA Foundation and for some holders of share options and of Restricted Share Awards, contingent value rights which Equant had awarded prior to November 19, 2000. Each contingent value right held at June 24, 2004 will entitle its holder to receive a cash payment for the difference between the average price of the Equant share over a defined period and €60, within the limit of €15 per contingent value right, i.e., a maximum risk of €2.077 million, for which a full provision was recorded in its accounts at December 31, 2001.

In accordance with the contribution agreement, France Telecom transferred Global One’s operations related to data transmission services for companies to Equant, but retained Global One’s services to operators and most of its operations related to call cards.

France Telecom may not hold more than 70% of Equant shares prior to June 29, 2006, unless France Telecom acquires these shares by virtue of a (i) tender offer or (ii) in accordance with a strategic merger operation pursuant to market conditions. France Telecom may not transfer or distribute more than 25% of its shareholding in Equant prior to June 29, 2005, unless it has been approved by independent directors or other shareholders, unless the transfer is the result of a strategic merger operation involving Equant and another company in which France Telecom holds at least 34% of the voting rights.

Upon completion of this transaction, Equant terminated the joint venture agreement that it had with SITA, a co-operative established and operating under Belgian law, which groups together airlines worldwide in order to offer it telecommunication services, and replaced it with a series of agreements. A Strategic Relationship Umbrella Agreement which defines general principles governing relations between Equant and SITA was thus entered into for a period of 10 years. This agreement provides for an exclusivity period of five years during which, in particular, SITA cannot buy network services from Equant’s competitors, without the latter’s approval and Equant cannot sell network services to airline companies. The agreement may be terminated only in the event of a serious breach by the parties of their obligations. It included a minimum income clause for Equant, which is valid until June 30, 2003. After this date, the wholesale price will be determined by reference to the market price. A Network Services Agreement, which defines the terms and conditions in which Equant will supply network services to SITA, was signed for a period of 10 years. In accordance with the agreement, which is currently applicable between Equant and SITA, Equant controls and manages the network. Equant provides SITA with its range of products and services which SITA then provides globally to air carriers.

On June 26, 2001, Equant signed, via Transpac, France Telecom’s subsidiary, a series of agreements with France Telecom, which governs the relations of Equant and France Telecom in relation to terms in which Equant shall sell and supply services in France via Transpac. In 2002, Equant signed a series of final agreements with France Telecom and its subsidiaries for the supply of switched voice services. Furthermore, France Telecom undertook to pay the costs of restructuring Equant’s voice network.

Due to the numerous transactions that resulted from Equant’s merger with Global One, Equant launched an in-house reorganization in 2001. Equant now proposes products and services via a centralized organization. Equant reports on its earnings according to French accounting standards and no longer according to American standards. Equant has now completed most of the legal integration in each country of its former subsidiaries and former subsidiaries of Global One, of which integration had been planned.

The operational merger between Equant and Global One produces important synergies related to the streamlining of networks and the support and sales functions.

Activities

Through its offer of services, Equant is considered to be one of the leaders in the area of international services and data for multinational companies (source: Gartner). By offering network services and integration services, Equant assists its customers in using data networks, such that they are able to manage their operations more efficiently, reduce their costs and use data transmission to provide new services. At December 31, 2003, Equant considered that it offered outstanding geographic coverage using a seamless data network, which connected main business centers in approximately 220 countries and territories (as at December 31, 2002 and at December 31, 2001), with local support in approximately 165 countries (approximately 165 countries at December 31, 2002 and 145 countries at December 31, 2001) (source: Equant). Via the network, users can have access to their company’s data and applications and to those available via the Internet anywhere in the world. This data may be accessed either directly or by remote access using laptop computers or using other network access interfaces. Equant is increasingly endeavoring to help its customers develop solutions that use IP technologies, either by providing new services, or by proposing services currently available on the Intranet, Extranet or Internet.

Equant offers a complete portfolio of network management services based on end-to-end IP solutions and a large range of traditional data transmission services, value added services for voice and mobiles and innovative outsourcing and integration services. Equant also offers a range of management tools with which its customers can check the performance of the network and its availability and correct its defects. Among its main products are IP-VPN MPLS, used by approximately 1,000 companies at December 31, 2003 (approximately 650 at December 31, 2002) and which is fully operational in 142 countries (as in 2002 and in 2001), the Frame Relay distributed in 186 countries (185 countries at December 31, 2002 and 176 countries at December 31, 2001) and ATM distributed in 47 countries (55 countries at December 31, 2002 and 55 countries at December 31, 2001).

4.3.2.5 TP GROUP

General Presentation

In October 2000 in Poland, a consortium managed by France Telecom acquired a 35% shareholding in Telekomunikacja Polska S.A. ("TP S.A."), the Polish state-owned telecommunications operator, for an investment of approximately €4.5 billion, including €3.4 billion for France Telecom. France Telecom acquired 25% of TP S.A. and Kulczyk Holding, its Polish partner in the consortium, acquired 10% of the capital of TP S.A. Following the sale by the Polish government in 2000 and 2001 of shares of the Polish operator TP S.A., the consortium set up by France Telecom and Kulczyk Holding owned at December 31, 2003, 47.5% of TP S.A., of which France Telecom owned 33.9%.

Following the shareholders' meeting of January 26, 2002, the consortium led by France Telecom and Kulczyk Holding holds a majority of the members of the supervisory board of TP S.A. TP Group (TP S.A. and its subsidiaries), as a consequence, has been fully consolidated in France Telecom's financial statements starting April 1, 2002.

For more information on the commitments of France Telecom within the framework of its partnership with Kulczyk Holding, see Notes 22 and 28 of the Notes to the Consolidated Financial Statements.

The Telekomunikacja Polska Group ("TP Group") is the leading telecommunications group in central Europe in terms of revenues and number of customers (source: URTiP, HIF and CTU, Polish, Hungarian and Czech regulators, respectively). TP Group is the leading provider of telecommunications services in Poland (source: URTiP) and offers a large range of services that include fixed line telephony, leased lines, radio communication and data transmission, including Internet services. TP Group is also a majority shareholder of PTK Centertel, the capital of which France Telecom holds the remainder, i.e., 34%.

At December 31, 2003, TP Group had 11.1 million fixed line customers (10.8 million at December 31, 2002 and 10.5 million at December 31, 2001) and 5.7 million wireless customers (4.5 million at December 31, 2002 and 2.8 million at December 31, 2001).

TP Group had approximately 43,400 employees (full-time employees) in 2003, compared to approximately 45,200 in 2002 (figures non-inclusive of the consolidation with France Telecom at December 31, 2001). The TP Group segment earned revenues of €4.164 billion in 2003, before intra-group eliminations (€3.471 billion for the first nine months of 2002; figures non-inclusive of the consolidation in 2001).

Activities

Fixed Line Telephony Services – TP S.A.

Customers use these services to make national and international calls or calls to mobiles. When there are digital lines, TP Group offers the following services: voice messaging, call transfer, call waiting, number identification in the analog network, fast dialing (for shorter numbers), telephone conference, general limitation of calls and limitation of calls made when a monthly amount is reached.

In addition, TP Group offers its customers ISDN services. These services include, in particular, the possibility of having two telephone lines, digital quality connections, number identification and faster Internet connection. Two types of access are proposed:

■	basic access called OCTOPUS S (2B+D) for residential customers and small businesses;

■	advanced access called OCTOPUS XL (30B+D) for medium and large sized companies.

In September 2000, TP Group launched the installation of automatic debit card telephones operating on ISDN lines.

TP Group also proposes the following services: free calls, shared payment calls, universal numbers, vote by telephone and telephone cards. TP Group has been offering a voice messaging service since June 2000.

TP S.A. operates in areas of business that have been fully opened up to competition since January 1, 2003, the date on which the international communications sector was opened up to competition, while other areas of business are progressively being opened up to competition.

Leased Network

TP Group considers itself as the leading leased lines provider in Poland. These lines can be used by its customers for their own purposes or to offer telecommunication services to their customers. Currently, this network is mainly used by Polish providers of wireless telephony networks, the Ministry for Defence, the Ministry for the Interior and the Administration, financial institutions and Internet service providers.

The rental price of the TP Group network is based on two factors: the number of connections and the monthly subscription. The latter varies, in particular, in relation to the capacity or type of network. TP Group’s strategy is to increase transmission capacity of the network, while decreasing the cost of use for customers.

Wireless Telephony – PTK Centertel

PTK Centertel Sp. Z.o.o., or PTK Centertel, is the wireless subsidiary of TP S.A., which holds 66% of its capital. France Telecom holds the remaining shares (34%). PTK Centertel was awarded several licenses: a 15-year license (expiring in August 2012) in order to set up and maintain a GSM1800 digital network, a 25-year license (expiring in December 2016) in order to set up and maintain an NMT 450i analog network and a 15-year license (expiring in July 2014) in order to provide a GSM900 service. In December 2000, PTK Centertel was awarded a UMTS license for an amount of €650 million, of which €260 million has been paid and the balance of which will be paid in eighteen installments beginning in 2005. The terms and conditions of the license provide for a minimum coverage of 20% of the population. Implementation is planned for, at the latest, January 1, 2006. The UMTS license ends on January 1, 2026.

The bi-band network (GSM900 and GSM1800) covers voice and data transmission, which includes dispatch of SMS, call transfers, message services, telephone conferences, CLIP (“calling line identification presentation”) and CLIR (“calling line identification restriction”). Roaming service is also available.

At December 31, 2003, PTK Centertel entered into 288 commercial roaming agreements with operators in 224 countries such that its users can have access to the GSM900, GSM1800 and PCS1900 network when they travel.

The Polish wireless telecommunications market grew by 24% in 2003, compared to 39% in 2002 and 48% in 2001, in terms of the number of customers. PTK Centertel became the second Polish digital wireless network operator in 2003 and had 5.7 million customers at December 31, 2003, compared to 4.5 million customers at December 31, 2002 and 2.8 million customers at December 31, 2001 (source: TP S.A.).

Internet Services

Since June 1996, TP Group has been offering narrowband Internet access. It is possible to have Internet access via a national number 0-20221 for the cost of local access (or less in off-peak hours) and without subscription. Similarly, the number 0-202422 provides Internet access via the ISDN service.

In 1999, a flat rate Internet broadband access was launched, which allows voice telephone calls to be made on the same lines. In mid 2001, TP Group launched the ADSL Neostrada service.

TP Group proposes Internet services under two brands: “Neostrada” for broadband services and “Internet Numbers of TP” for narrowband services.

Broadband Internet access represents an important priority for TP Group. Broadband access via ADSL is still in a preliminary stage with 134,000 customers at December 31, 2003 (14,000 at December 31, 2002).

TP Group’s main portal is “Telekomunikacja.pl”. TP Group intends to reinforce and develop this portal. TP Group’s other portals will include links with “Telekomunikacja.pl.”

In addition, the wholly owned Internet subsidiary of TP S.A., TP Internet, offers the following services:

“Internet Biznes” is a service that consists of obtaining space on a server for Internet pages and e-mail accounts. A customer may reconfigure his space on the server, as well as his user rights, without restriction, using a simple graphic interface.

“Kolory.tpi” provides its customers with e-mail accounts, virtual Internet servers and space on the server called i-Baza.

“I-Serwer” is a rental service for allocated servers. This equipment uses the resources of the Data Center, which is owned by TP Internet.

“Konto-e-konto business package” combines all the advantages of modern bank account with diversified Internet support. The Bank Zqchodni WBK S.A. and TP Internet set up the project. At December 31 2003, TP Internet was the sole company in Poland that could simultaneously broadcast live audio/video content to 2,200 Internet users. The streaming technology used in this application is RealNetworks. TP Internet also offers Internet advertising services, including advertising campaigns on the Internet.

“Magellan.net”, a member of the TP Internet group, is specialized in the development of interactive Internet sites and multimedia presentations and offers an Internet support tool.

“Wirtualna Polska”, was acquired by TP Internet in 2001. Wirtualna Polska (Virtual Poland – WP.pl.) is a portal that is consistently cited as one of the most visited and recognized sites in Poland. Wirtualna Polska (WP.pl) considers itself the second Internet portal in Poland. The portal provides the most popular services on the Internet (e-mail, chat, p2p communicator, Internet search engine) and more than 50 information and entertainment services and e-business applications (virtual e-mail, auctions, airline ticket booking, tour operator). On February 28, 2004, the board of directors of Wirtualna Polska submitted a petition for the opening of bankruptcy proceedings before the court having jurisdiction (see “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”).

4.3.2.6 OTHER INTERNATIONAL

Europe

In Spain, France Telecom wholly owns Uni2 (Lince Telecomunicaciones). At December 31, 2003, Uni2 provided fixed line telephony services to 1.7 million customers, or 2.7 million lines, compared to 1.6 million customers, or 2.6 million lines at December 31, 2002 and 1.2 million clients, or 2.1 million lines at December 31, 2001.

In Portugal, France Telecom indirectly holds 43.3% of the capital of the fixed line telephony operator, Novis. This alternative operator offered its services to approximately 210,000 customers at December 31, 2003, compared to 115,000 customers at December 31, 2002 and 123,000 customers at December 31, 2001. In Portugal, France Telecom also indirectly holds 43.3% of Clixgest’s capital, an Internet access provider.

South America

■	France Telecom sold most of its indirect shareholding in Telecom Argentina in December 2003. See “– 4.4 Divestitures”.

■	France Telecom sold its shareholding in the consortium, which held 51% of the shares of CTE, which is the national telecommunications operator in El Salvador in October 2003. See “– 4.4 Divestitures”.

■	France Telecom indirectly holds 25% of the capital of Intelig, an alternative fixed line telephony operator for long distance national and international calls in Brazil. This operator began its operations in the first half of 2000. This specific shareholding has been transferred.

Asia and Oceania

■	France Telecom signed a partnership agreement in July 1997 with VNPT, the Vietnamese fixed line telephony operator. Under this agreement, France Telecom provides financial, technical and management assistance to the project to install new lines east of HoChiMinh City; these agreements generate off-balance sheet commitments (see Note 28 of the Notes to the Consolidated Financial Statements).

■	France Telecom set up Tahiti Nui Telecom in partnership with the Office des Postes et Télécommunications de Polynésie française (OPT), of whose it holds 34.0%, in April 2002. This company offers telephony services for international calls from French Polynesia to 55,000 fixed line customers of OPT at December 31, 2003 (53,000 customers at December 31, 2002).

■	France Telecom sold its 40% shareholding in Pramindo Ikat, a company that operates the Sumatra fixed line telephony network, in 2002. See “– 4.4 Divestitures”.

Middle East and Africa

■

France Telecom owns a 51% shareholding in Côte d’Ivoire Télécom, which is the national telecommunications network in the Ivory Coast. CI Telcom provided its fixed line telephony services on approximately 328,000 lines at December 31, 2003 compared to 333,000 lines at December 31, 2002 and 294,000 lines at December 31, 2001. This shareholding is held by the holding company, FCR Côte d’Ivoire, of which FCR is the main shareholder with 90% of the capital. The operations of

CI Telcom are affected by current events in the country, such that the value of these assets has been fully depreciated at December 31, 2002.

■	France Telecom holds a 42.3% shareholding in Sonatel, which is the national telecommunications operator in Senegal. Sonatel provided fixed line telephony services to approximately 229,000 lines at December 31, 2003, compared to 225,000 lines at December 31, 2002 and 236,000 lines at December 31, 2001. Furthermore, the wireless subsidiary of Sonatel had, at December 31, 2003, 576,000 customers, compared to 456,000 at December 31, 2002 and 302,000 at December 31, 2001.

■	France Telecom indirectly holds 40% of the shares of Jordan Telecommunications Company, which provided fixed line telephony services to approximately 632,000 lines at December 31, 2003, compared to 680,000 lines at December 31, 2002 and 667,000 lines at December 31, 2001. Furthermore, the wireless subsidiary of Jordan Telecom had, at December 31, 2003, 356,000 customers, compared to 316,000 at December 31, 2002 and 133,000 at December 31, 2001. Jordan Telecommunications Company was listed on the Amman Stock Exchange (in Jordan) in 2002.

■	France Telecom indirectly holds 40% of the capital of Mauritius Telecom, the historic operator of Mauritius. Mauritius Telecom had a stock of approximately 348,000 telephone lines at December 31, 2003, compared to 327,000 lines at December 31, 2002 and 307,000 lines at December 31, 2001. Furthermore, the wireless subsidiary of Mauritius Telecom had, at December 31, 2003, 326,000 customers, compared to 251,000 at December 31, 2002 and 184,000 at December 31, 2001.

4.4 DIVESTITURES

The main divestitures of France Telecom are described in Note 3 in the case of subsidiaries and consolidated shareholdings and under Note 12 in other cases. See Note 3 and Note 12 of the Notes to the Consolidated Financial Statements.

The divestititures refer to the following transactions:

■	For the year 2003:

-	disposals of subsidiaries and consolidated shareholdings: Casema, Eutelsat, Wind, CTE Salvador and Nortel/Telecom Argentina;

-	disposals of other shareholdings: Sprint PCS, Bull (bonds with option of conversion into new or existing shares), Immarsat.

■	For the year 2002:

-	disposals of subsidiaries and consolidated shareholdings: TPS (Télévision Par Satellite), Stellat, Pramindo Ikat and TDF.

■	For the year 2001: flotation of Orange S.A. In 2003, France Telecom made a public exchange offer, followed by a tender offer for, that will be followed by a compulsory purchase of, the shares of Orange S.A. that it did not hold. This offer was not extended into certain jurisdictions, including the United States. At December 31, 2003, France Telecom held 99.02% of Orange’s capital. See “ – 4.3.2.1 Orange – General Description of Orange”.

4.5 COMPETITION

For information regarding risks related to competition, see “Item 3. Key Information – 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries – The intense competition of the telecommunications industry in Europe may strain France Telecom’s resources”.

4.5.1 ORANGE

Orange faces significant competition from European wireless telecommunications providers, such as Vodafone, T-Mobile, mmO2, TIM (Telecom Italia Mobile), Telefónica Móviles, NTT DoCoMo and Hutchison Whampoa, all of which have international networks. In addition, Orange’s network operators face competition from national operators in each of the countries in which they operate. To the extent that use of mobile telephones is complementary to fixed line telephones, Orange also competes with fixed line telecommunications providers.

■	In France, Orange France’s main competitors are SFR and Bouygues Telecom. SFR, which is controlled by Vivendi-Universal and partially held by Vodafone, started GSM900 operations in 1992. Bouygues Telecom, which is controlled by Bouygues, has operated a GSM1800 network since 1996.

At December 31, 2003, Orange France’s market share in France (including the French overseas departments) was 48.8%, compared to 35.3% for SFR and 15.9% for Bouygues Telecom (compared to 49.8% in 2002, with 35.1% for SFR and 15.1% for Bouygues Telecom and 48.2% in 2001, compared to 33.9% for SFR and 17.9% for Bouygues Telecom in 2001) (source: ART). During 2003, the net increase in the number of Orange France customers was approximately 1.1 million of the 3.1 million new registered customers on the French market (including French overseas departments), compared to approximately 1.2 million for SFR and approximately 0.8 million for Bouygues Telecom (1.4 million for Orange France in 2002 of a total of 1.6 million new customers on the French market, compared to approximately 1 million for SFR and a decrease of approximately 0.8 million for Bouygues Telecom; 3.5 million for Orange France in 2001 of a total of 7.3 million new customers on the French market, compared to 2.4 million for SFR and 1.4 million for Bouygues Telecom) (source: ART).

The competitive landscape has been stable since the entry of Bouygues Telecom as the third GSM operator. Orange France, SFR and Bouygues Telecom have been awarded UMTS licenses for the French market. Furthermore, in December 2002, the ART dismissed Télé2’s claim for the settlement of a dispute following Orange France’s refusal to enter into a virtual wireless operator agreement with Télé2.

■	In the United Kingdom, Orange UK’s principal competitors are the three other existing GSM networks: Vodafone, O2 (wholly-owned by mmO2) and T-Mobile (wholly owned by Deutsche Telekom). All of these networks commenced their operations before Orange UK. At December 31, 2003, Orange UK estimated that it had 25.6% of the British market in terms of the number of customers compared to 27.2% at December 31, 2002 and 27.7% at December 31, 2001. At December 31, 2003, Vodafone had 23.9% of all mobile users in the United Kingdom, compared to 25.4% at the end of 2002 and 26% at the end of 2001. O2 had 24.5% of users at December 31, 2003 compared to 24.3% at the end of 2002 and 20% at the end of 2001. T-Mobile had 25.5% of users at the end of 2003, compared to 18.2% at the end of 2002 and 24% at the end of 2001 (source: Orange UK; Mobile Communications for the number of customers of Orange’s competitors).

In addition to the current wireless network operators in the United Kingdom, Orange UK will face competition from the new UMTS entrant, Hutchison 3G UK Ltd, which launched market services under the trademark “3” in March 2003. Hutchison 3G UK Ltd is owned by a consortium that is majority-controlled by Hutchison Whampoa and also includes NTT DoCoMo and KPN Mobile as shareholders. Its market share was approximately 0.5% at December 31, 2003 (source: Orange UK; Mobile Communications for the number of customers of Orange’s competitors).

In November 1999, the joint venture between the Virgin Group and Deutsche Telekom became the first mobile virtual network operator in the United Kingdom when it launched a service operating on the basis of call time purchased from One2One (now T-Mobile). At December 31, 2003, its market share was approximately 7.0% (source: Virgin Mobile).

To the extent that mobile telephones are replacing fixed line telephones, Orange UK also competes with providers of fixed line telecommunications services, including British Telecom, and operators of cable telephony systems.

On all other markets where Orange has wireless telephony operations, it faces strong competition. In most cases, Orange’s main competitors are subsidiaries or joint ventures of the other major telecommunications operators, for instance:

■	In Belgium, Mobistar competes with two other operators: Proximus, which is owned by Belgacom and Vodafone, and BASE (formerly KPNO), which is owned by KPN Mobile. At December 31, 2003, Mobistar’s market share was approximately 33.3%, Belgacom Mobile (formerly Proximus) had approximately 53.7% and BASE had 13%, compared to 30.4%, 53.8% and 15.5% at December 31, 2002 and 30.8%, 54% and 13% at December 31, 2001, respectively (source: Mobile Communications).

■	In Denmark, Orange A/S competes with three other operators: TDC Mobil, which is part of the TDC Group, Sonofon, which is controlled by the Norwegian telecommunications operator Telenor, and Telia Denmark, which is wholly-owned by the Swedish telecommunications company Telia. At December 31, 2003, Orange A/S’s market share was approximately 11.5%, compared to approximately 50.0% for TDC Mobil, 28% for Sonofon and 10.5% for Telia Denmark compared to 12.1%, 47.9%, 28.4% and 11.5% at December 31, 2002 and 15%, 50%, 26% and 9% at December 31, 2001 respectively; 3 Denmark, which began its operations in Denmark in March 2003, had a market share of approximately 0.1% at December 31, 2003 (source: Mobile Communications).

■	The Netherlands is one of the most competitive mobile telephone markets in Europe with five network operators: KPN Mobile, which is indirectly owned by KPN and NTT DoCoMo; Vodafone; Telfort, held by Dutch venture capital investors; T-Mobile, held by T-Mobile International; and Orange. At December 31, 2003, Orange Nederland N.V. had a market share of approximately 10%, KPN Mobile 39%, Vodafone 24%, Telfort 12% and T-Mobile 15%, compared to 8.6%, 42.1%, 26.3%, 10.9% and 12.1% at December 31, 2002 and 9%, 44%, 25%, 11% and 10% at December 31, 2001, respectively (source: Mobile Communications).

■	In Romania, Orange Romania competes with three other operators. Orange Romania’s market share was 48% at December 31, 2003, 43.5% at December 31, 2002 and 44.0% at December 31, 2001. Its main competitor is MobiFon/Connex, with a 48% market share at December 31, 2003 compared to a 53.1% market share at December 31, 2002 and 48% at December 31, 2001. Its second biggest competitor is Telemobile/Zapp (3% market share at December 31, 2003 compared to 1.4% market share at December 31, 2002 and 2% at December 31, 2001) and CosmoRom (2% market share at December 31, 2003 compared to 2% at December 31, 2002 and 6% at December 31, 2001) (source: Orange Romania estimate for 2003; Mobile Communications for 2002 and 2001). MobilFon/Connex is owned by Telesystem International Wireless, Vodafone and other financial investors. Telemobile/Zapp is owned by Inquam, which is controlled by the investment fund Qualcomm. CosmoRom is majority owned by Rom Telecom, the national Romanian telecom operator.

■	In Slovakia, Orange Slovensko’s current competitor is Eurotel, which is owned by Atlantic West and Slovak Telecom, which is in turn majority-owned by Deutsche Telekom. At December 31, 2003, Orange Slovensko’s market share was stable at approximately 60%, against approximately 40% for Eurotel, compared to 60% and 40% at December 31, 2002 and 56% and 44% at December 31, 2001, respectively (source: Orange Solvensko estimate for 2003; Mobile Communications for 2002 and 2001).

■	In Switzerland, Orange Communications S.A. competes with other mobile network operators, including Swisscom Mobile, which is owned by Swisscom and Vodafone, and Sunrise, controlled by TeleDanmark. At December 31, 2003, Orange Communications S.A.’s market share was approximately 18%, compared to approximately 62% for Swisscom Mobile and approximately 20% for Sunrise. At December 31, 2002, Orange Communications S.A.’s market share was approximately 17%, compared to approximately 63% for Swisscom Mobile and approximately 20% for Sunrise. At December 31, 2001, Orange Communications S.A.’s market share was approximately 17%, compared to approximately 66% for Swisscom Mobile and approximately 17% for Sunrise (source: Mobile Communications).

■	In Egypt, ECMS (Mobinil) was the first wireless operator. At December 31, 2003, ECMS was the leader in terms of market share for both the prepaid and contract markets. ECMS’s only competitor is Vodafone Egypt. At December 31, 2003, ECMS held approximately 52% of market share and Vodafone Egypt 48%. At December 31, 2002, ECMS held approximately 54% of market share and Vodafone Egypt 46% (source: ECMS’s estimate for 2003; EMC World for 2002 and 2001).

4.5.2 WANADOO

Wanadoo faces mainly local competitors in each of its European markets.

Internet Access

France

Wanadoo’s main competitors on the Internet access market in France are:

■	international Internet access providers, whether or not associated with telecommunications operators, such as AOL, T-Online (Club Internet), Tiscali and 9Telecom;

■	companies operating cable networks (Noos);

■	independent Internet access providers with national (Free) or local coverage;

■	market players that propose Internet access as a means of acquiring audiences associated with services such as banks and large retailers.

The five main players on the French market are Wanadoo, Free, AOL, Tiscali and Club Internet and their market shares are, respectively, 34%, 16%, 15%, 13% and 13% (source: Idate 2003).

Most of Wanadoo’s main competitors have focused on broadband offers (mostly ADSL). Wanadoo was one of the first operators to propose an extension of its ADSL range (128, 512 and 1,024 Kbit/s) to help move its customers and prospective customers beyond narrowband products by offering additional convenience in terms of speed and unlimited access.

United Kingdom

Wanadoo considers that its main competitors in the United Kingdom are AOL, BT (British Telecom), NTL (cable) and Tiscali, whose market shares are estimated at 20%, 17%, 13% and 6% respectively (source: Idate 2003). Freeserve (Wanadoo) holds a market share of 21% (source: Idate 2003).

Spain

In Spain, Wanadoo has to face competition primarily from Terra/Telefonica and to a lesser extent Ya.com (T-Online), Arrakis (British Telecom) as well as Tiscali (which took over AirTelnet in March 2003).

The Netherlands

The Netherlands has a relatively fragmented Internet market where Wanadoo’s main competitors are KPN, Tiscali/World Online and Zon.

Portals

Wanadoo believes that it has a strong position in these markets. Wanadoo estimated in 2003 that it held approximately 18% of the online advertising market in France, 12% in Spain and 5% in the United Kingdom and The Netherlands.

In each of its markets, Wanadoo must face numerous providers of global or local portal services, all of which belong to one of the three main categories as follows:

■	the portals of other access providers: i.e., in France, in particular AOL France, Club Internet and Free, and abroad, in particular: AOL, Terra (Spain), Planet Internet (The Netherlands) and Tiscali;

■	the portals of general sites with a large audience and search engines: in particular Yahoo!, Microsoft/MSN, Google, as well as local players like Terra (Spain);

■	other medias such as newspapers, television, radio and other advertising media (advertising displays, etc.).

Directories

In France, Wanadoo is, through its subsidiary Pages Jaunes, the leader in the directories market (source: AMR International, fall 2003). On the printed directories market, Wanadoo competes with several rival publishers, mostly in the regional directories market.

Regarding online directories, the competitors of “Pages Jaunes.fr” in France include, in particular, Iliad, Maporama, 1bis.com (Planfax), the French Post Office’s directory, Scoot, as well as the cityguides of Presse Quotidienne Régionale.

4.5.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS

In this segment, competition concerns, on the one hand, fixed line telephony services and, on the other hand, data transmission.

Fixed Line Telephony Services

France Telecom’s fixed line telephony services face strong and increasing competition in France. France Telecom’s competitors on this market are international telecommunications operators and numerous fixed line telecommunications operators as well as cable operators. France Telecom also considers that a large share of the calls that previously passed through the fixed line telephony networks, now go through wireless telecommunications networks. Despite this increase in competition, France Telecom still has a large market share in France. At December 31, 2003, France Telecom considered that its market share, measured in terms of traffic using its networks, was 61.8% of the long distance traffic (national and international calls combined) of fixed lines, compared to 64.3% at December 31, 2002 and 64.6% at December 31, 2001.

Due to the introduction of the preselection of carriers for local calls at the beginning of January 2002, France Telecom is also in competition in this market. This caused a drop in its market share of local calls which stood at 75.8% at December 31, 2003, compared to 80.9% at December 31, 2002 and 96.8% at December 31, 2001. According to France Telecom, competitors thus took over all local traffic from customers who preselected an operator other than France Telecom for long distance calls.

France Telecom’s main competitors in the fixed line consumer market are Cegetel, Tele 2 and LDCom (through 9Telecom in particular). On the business customers market, France Telecom also competes with other operators, mainly Cegetel, LDCom, MCI and Colt.

In 2003, Cegetel, which is part of the Vivendi Universal Group, absorbed Telecom Developpement, a subsidiary held in common between SNCF and Cegetel, which was responsible for the network.

Télé2 France is a subsidiary held at more than 90% by Télé2 AB, of which one of the main shareholders is the Swedish group, Kinnevik. LDCom acquired, in 2002, multiple operators, including Kaptech, 9Telecom and Belgacom France, as well as Siris, a French subsidiary of T-Systems, in 2003.

With the opening of the market, certain specialized operators have also emerged. Cable television network operators and Internet service providers may also prove to be regional competitors in the area of telephony services to residential customers. Moreover, with technological innovations, France Telecom’s competitors may provide telecommunications services to their customers without using existing telephone lines, using instead cable lines, radio telephony, satellite or access to electricity supply lines. These possibilities should have the effect of further stimulating competition.

Since January 1, 2001, France Telecom has been obliged to provide its competitors with separate access to lines that connect the end customer’s premises to the France Telecom local switch, concentrator or exchange, at prices based on the cost of the service provided. At the end of 2003, following the signature of unbundling agreements with various operators, 397 distributors were available for unbundling, in contrast to 128 distributors at the end of 2002 and 105 distributors at the end of 2001. Eleven operators were active in unbundling at the end of 2003, including, Colt, Easynet, Free and LDCom.

Data Transmission

Since January 1993, the data transmission services market has been open to competition in France. France Telecom competes with AT&T, Cable & Wireless, Cegetel, Colt, Infonet, LDCom, British Telecom (BT), MCI (formerly Worldcom), Completel and

Easynet. France Telecom considers that the geographic coverage, large capacity and the technological strength of its Transpac network puts it in a good position with respect to competitors on this market.

4.5.4 EQUANT

Equant operates in a very dynamic, highly competitive, fragmented market that is constantly changing. The wave of recoveries after the recent bankruptcies and the trend to consolidate are evidence that the telecommunications industry is in a transition phase. The market in which Equant operates is undergoing changes, and suppliers have expressed a wish to orient their operations toward services with greater added value. Equant observed a change from the supply of basic communication services, as the global provider of network services, to the supply of integration services, in order to harness value on the market.

Equant faces competition from four main types of businesses:

■	Providers of global services: Equant’s competitors in the traditional network services market are BT Global Services and Infonet. Established providers of global services provide a range of “data” services concurrent with their better established “voice” services, but are nevertheless very competitive on the high growth data transmission market. MCI is back on the market after its “Chapter 11” bankruptcy proceedings.

■	The “carrier’s carrier”: new entrants like Colt and Level 3 Communications have launched themselves on the market but do not necessarily offer end-to-end solutions. These new entrants focus more on point-to-point services or IP and on wholesale bandwidth.

■	National voice & data providers: in some of the countries in which Equant conducts its operations, it also has to compete with traditional operators. Some of these operators still have a special regulatory status and still enjoy exclusive rights on the supply of certain services. Most of them have traditionally dominated their local market.

■	“New Generation” suppliers: in the market for supplying applications and hosting, Equant competes with companies such as Corio, Akamai, Loudcloud or Exodus. Even if their business model has not stabilized, most of these companies focus on the development of applications rather than on the supply of infrastructures.

Equant also competes with equipment manufacturers, software installers and developers focusing on data networks. Moreover, Equant competes with many of its suppliers on the high growth outsourcing market. Equant considers that competitiveness in the data network services markets, integration and outsourcing markets depends a great deal on the capacity to offer a large range of reliable products and services adapted to the needs of customers and on the existence of a structure offering customer support services. As the market becomes increasingly competitive, Equant finds that prices, provision of end-to-end solutions and the quality of customer service play an increasingly important role.

Customers also seek solutions that integrate design, installation, support and even the supply and distribution of equipment. The network equipment supply and services market is fragmented both geographically and through the segmenting effects of competition. Equant’s main competitors in this area include IT services companies, IT manufacturers and network integrators such as AT&T Business Services, Electronic Data Systems Corporation, IBM, BT Global Services/Syntegra, NCR Corporation, Unisys Corporation, VANCO, Nexagent and Getronics N.V. Competition in the supply of services is mainly price-driven, whereas competition in the supply of equipment is mainly governed by the capacity to provide additional services that include design, installation and support services.

4.5.5 TP GROUP

Fixed Line Services

Telekomunikacja Polska S.A. (TP S.A.) is the largest telecommunications services provider in Poland. Fixed line telephony remains the main source of the TP Group’s income, despite growth in the revenues of wireless and data transmission operations.

In the area of fixed line services, the opening up to competition was done in phases, starting with domestic long distance communications in mid 2001 (selection and preselection of operators) and then international communications on January 1, 2003. Despite missing certain minor legislative components, the new Telecommunications Act that came into effect in October 2003 introduced numerous changes, such as opening fixed line telephony calls to mobile telephones to competition, and requiring the unbundling of access to the local loop in favor of competitors.

In this context, according to the estimates of TP Group, its market share at December 31, 2003 was the following:

■	telephone lines: approximately 90%;

■	domestic long distance communications: approximately 86%;

■	international communications: approximately 90%;

■	fixed line communications toward mobile telephones: approximately 99%.

For fixed line services, the main competitors of TP Group were the following:

■	Dialog (subsidiary of KGHM, a company whose operations are based on the production of copper and whose capital is partially held by the Polish state);

■	Energis;

■	Netia, whose capital is held by financial investors;

■	Tele 2, a subsidiary of Tele 2 AB, which is among the principal shareholders of the Swedish group, Kinnevik.

As far as access lines are concerned, the main competitors are, according to the estimates of TP Group, Dialog and Netia, with a market share of approximately 3% each. Tele2 became the most active operator in the acquisition of new customers in 2003, but the services that it proposes are principally low value added services offered to residential customers. Netia and Energis focus on professional customers.

The Polish telecommunications market is expected to consolidate in the future. Furthermore, fixed line services are in competition with wireless services, as in other European countries.

Wireless Services

Because the penetration of wireless communications in Poland is lower than the average for the European Union, TP Group believes that the potential for growth in terms of the number of users is signficant. According to TP Group, the number of users increased by 3.4 million in 2003.

PTK Centertel, which operates under the IDEA trademark, believes that it has become the second wireless operator in Poland in terms of the number of customers in 2003. At December 31, 2003, PTK Centertel’s market share in terms of the number of customers was 33%, even though there is no significant difference between the three operators: PTC (49% owned by Deutsche Telecom, 51% owned by Elektrim Telekomunikacja) and Polkomtel (owned by Vodafone, TDC and Polish companies) with a market share respectively of 36% and 31%, compared to 32%, 35% and 32.7% at December 31, 2002 and 27.8%, 37.7% and 34.4% at December 31, 2001, respectively (source: TP S.A. estimate).

PTK Centertel is the leader in net sales in subscriptions in 2003 (source: URTiP). PTK Centertel began its GSM operations in 1998, or two years later than its competitors.

There are also companies (19 at December 2003) who have obtained MVNO (mobile virtual network operator) authorizations. To date, none of them has begun wireless operations.

Internet Access

TP Group believes that it is the largest Internet services provider to residential customers and companies in Poland. TP Group began to offer narrowband Internet access in 1996 and launched a broadband Internet access service in 2000 using HIS (“Home Internet Solutions”).

At December 31, 2003, TP Group’s market share in terms of traffic was approximately 92% compared to 96% at December 31, 2002 (source: estimate of TP Group).

Competition on the ADSL market has just begun. Dialog, the biggest independent fixed line telecommunications operator, began to offer ADSL services in November 2003.

There are also companies that provide access by radio broadcast (for instance Tele2) and cable television operators (for instance Aster and UPC), in competition with TP Group on the Internet market.

4.6 RESEARCH AND DEVELOPMENT

The France Telecom group has long considered research and development (“R&D”) to be of paramount strategic importance. It continuously strives to shorten the time-to-market for newly developed products through its customer-focused research and development activities. Research and development teams work together with business units to develop targeted research projects.

France Telecom allocates considerable sums to finance its research and development. In 2003, investments in research and development, together with the personnel costs and other operating and investment expenses related to research and development, increased to €523 million (before amortization) (€616 million in 2002 and €637 million in 2001) of which €468 million were attributable to France Telecom S.A. (€536 million in 2002 and €531 million in 2001), which is essentially the core of France Telecom’s R&D. Approximately half of these costs relate to personnel costs.

The decrease in research and development expenses in 2003 was the result of the significant efforts to streamline and organize the project portfolio within the framework of the TOP Program, in close association with the operational divisions, and an increase in research and development productivity.

France Telecom currently employs approximately 3,000 engineers, scientists and researchers within France Telecom R&D, its research and development unit. In addition to its facilities in France, at December 31, 2003, France Telecom has research laboratories in Boston (United States), London (United Kingdom), Warsaw (Poland), San Francisco (United States) and Tokyo (Japan).

R&D areas identified as strategic were organized into 13 “Skills Centers” in 2003 in order to facilitate access to these areas by the business units.

In addition to registering patents and creating value for intellectual property (see “– 4.7 Intellectual Property”), France Telecom is continuously strengthening its involvement with innovative partners in France, the United Kingdom and Poland, as well as the United States and Asia.

Enhancement of services already provided by the France Telecom Group remains one of the most significant applications of R&D efforts. France Telecom R&D’s proficiency in voice technology has greatly benefited the voice portal: natural language dialogue, improved synthesized voice and new functions such as direct customer-controlled services. A new conference call service for the general public has also been launched.

New services using the Internet have also been launched, including an enhanced range of connection kits and the connection of correspondents with presence and audio communication management. Considerable effort has been made in this field in particular, to encourage higher speed services with access and to offer services deriving from the significant development of ADSL, such as providing Extense WiFi-Bluetooth mixed terminals, a television service over ADSL in partnership with TPS and a videoconferencing service for the general public.

In the business services division, the work carried out by the R&D unit has enhanced the range of services offered, such as setting up a unified VPN service, providing an increasingly high transmission rate for businesses, the Turbo DSL service for corporate customers, increasing the size of sites that can be connected with the SMHD Giga service, and developing new ways of setting up optical connections (optic fiber blowing).

In the mobile division, in addition to the continuous enhancement of the services currently available (such as the opening of MMS and localization services), intense activity is underway to prepare for the launch of the UMTS networks in the best possible conditions.

Finally, France Telecom R&D carries out significant activities to develop its “core” functions (address book, presence, reach, identity, payment methods), which will enable it to further its strategy as an integrated operator placing the customer at the center of his personal communications universe.

In addition, TP Group, as the historic Polish operator, invests in research and development. The R&D department of TP Group is now one of the areas on which the France Telecom Group’s research and development efforts are concentrated. Its principal activities include the trial of new equipment and new systems and quality control of networks. In 2003, its R&D efforts concentrated on both network and service activities. In the field of networks, apart from strengthening the traditional areas (SS7 signaling, synchronous switching, network integration), significant advances were made in improving competency in the newest fields (IP, ADSL, NGN). An essential activity consisted in the setting up of a Skills Center on SS7 signaling and on the Siemens Signaling Transfer Point as well as a Network Integration and Services Center at the TP Group’s R&D center (CBR).

In the field of services, R&D work was concentrated on switched telephone network services (SMS from fixed lines, services over Intelligent Network (IN) and to the new IP and ADSL technologies (VoIP, Centrex IP, VoDSL, Content Delivery Network (or “CDN”)). A “Service Acceptability Lab” was set up at CBR to study customer acceptability of products and services. Furthermore, two projects on integrated networks services enabled direct support to PKB (TP Group’s business division): the projects in the integrated networks and call center field were carried out in close collaboration with the Fixed Line and Distribution division in France.

4.7 INTELLECTUAL PROPERTY

4.7.1 PATENTS AND SOFTWARE

France Telecom placed greater emphasis on intellectual property, as illustrated by a significant increase in the number of new patent filings – 379 filings in 2003 for France Telecom S.A. alone (265 in 2002 and 230 in 2001), which is an increase of over 40%

compared to the previous year (15% between 2001 and 2002). These patents came primarily from France Telecom R&D (355 of the 379 new patent filings in 2003). At the end of 2003, France Telecom S.A. had a total of 6,288 patents (obtained or filed), compared to 5,741 patents at the end of 2002. France Telecom also files software patents – 292 filings with the Agence de Protection des Programmes in 2003 by France Telecom S.A., compared to 225 in 2002 and 186 in 2001. Some of these patents and registered software programs are marketed in the form of licensing agreements or through patent pools, pursuant to a policy to leverage R&D results externally. The portfolio of patents helps to protect the innovations made in the services or product offerings marketed by the divisions of the Group.

4.7.2 TRADEMARKS AND DOMAIN NAMES

France Telecom also holds intellectual property elements with great value, in the forms of trademarks and commercial names. These elements are presented below under each company which holds the corresponding rights.

France Telecom

At December 31, 2003, France Telecom S.A. had a total of 3,800 French and foreign registered trademarks. These include the name “FRANCE TELECOM” and the “NUMERIS” ampersand logo registered in most of the countries in the world, and many other trademarks registered in France and/or abroad, for example “MALIGNE”, “MALIGNE TV”, “MINITEL”, “N° AZUR”, “Nº. INDIGO”, “LISTE ROUGE”, “MON NUMERO PREFERE”, many slogans such as “IL Y A UNE VIE APRES L’ACHAT” or “NOUS SERONS LA”, as well as various logos. France Telecom S.A. has licensed the use of the “FRANCE TELECOM” trademarks and the ampersand logo to some of its subsidiaries (e.g., Orange, Wanadoo, Transpac and GlobeCast).

France Telecom S.A. has also registered a large number of domain names including “france-telecom” and “francetelecom” as generic domain names generally ending in “.com”, “.net”, “.org”, “.info” and “.biz” and in France, in “.fr” and in most of the countries where France Telecom operates or plans to begin operating. France Telecom S.A. has also reserved a number of other domain names that often correspond to registered trademarks such as “audiotel”, “minitel”, “bizao” “-12”, “netcompagnie” and “opentransit”. France Telecom places great emphasis on protecting its trademarks and domain names, and plays an active role in defending them.

Orange

In the United Kingdom, the “Orange” brand has been developed by Orange UK, a wholly-owned subsidiary of Orange, which has operated its wireless telecommunications network under the “Orange” brand since 1994. The wireless telecommunications operators authorized to use the “Orange” brand are cited in “– 4.3.2.1 Orange – Licensing Agreements”.

Since introducing its services in 1994 in the United Kingdom, Orange UK has made and continues to make substantial investments to develop the “Orange” brand (the principal components of which are the “ORANGE” name, the “Orange” logo, the color orange and the slogan, “The future’s bright, the future’s Orange” in the United Kingdom, in France and abroad. These capital expenditures have made it possible to build up an extensive brand portfolio, plus a portfolio of domain names including “orange.com”, “orange.net”, “orange.co.uk” and “orange.fr”. In addition, these expenditures have generated strong brand awareness and recognition both domestically and internationally, and have enabled the company to build up a broad high-value customer base for the Orange brand.

Wanadoo

Wanadoo is the owner and has registered a number of trademarks and domain names for a broad range of products and services in France and abroad. Wanadoo is the owner of such names as “Wanadoo”, “Pagesjaunes.fr”, “Voilà”, “Goa”, “@près l’école”, “Mappy”, “Alapage” and “Marcopoly”.

Wanadoo has also registered a large number of domain names, including “wanadoo.fr”, “wanadoo.com”, “wanadoo.net”, “voila.fr”, “voila.com”, “voila.net”, “goa.fr”, “goa.com”, “pagesjaunes.fr”, “mappy.fr”, “mappy.com”, “apreslecole.fr”, “apreslecole.com”, “apreslecole.net”, “alapage.fr”, “alapage.com”, “alapage.net”, “marcopoly.fr” and “marcopoly.com”.

Wanadoo has either registered or initiated the process to register a number of domain names for each of its websites in the countries where it operates or may be planning to operate.

Equant

Equant registered a large number of domain names including: “equant.com”, “equant.net”, “equant.co.jp”, “equant.de”, “equant.jp”, “equant.ru”, “equant.as”, “equant.bt”, “equant.ca”, “equant.cc”, “equant.ch”, “equant.co.uk”, “equant.com.ar”, “equant.com.au”, “equant.it”, “equant.li”, “equant.se”, “equant.tm”, “equant.ur”, “equant.uz”, “its.co.jp”, “sitaequant.com”, “equantsita.com”.

TP Group

At the end of 2003, the TP Group held 86 trademarks. The most important are: “tp”, “Infolinia 800”, “Telepakiety”, “Telepunkt”, “globetroter”, “jestesmy z wami!” and “Neostrada”.

The TP Group has registered more than 170 domain names. The principal domain name is “telekomunikacja.pl”. The other major domain names are “tp.pl”, “tp-ir.pl”, “jestesmyzwami.pl”, “telepunkt.pl”, “neostrada.pl”, “internetdsl.pl”, and “telecompolska.pl”.

4.8 SUPPLIERS

France Telecom obtains telecommunications equipment from all the major international equipment manufacturers and believes it is not dependent on any one of these vendors.

Under the “Ambition FT 2005” Plan and the TOP operating performance improvement program, France Telecom introduced the “TOP Sourcing” project throughout the Group in December 2002. This project, which is managed by the Executive Vice President for Sourcing, is designed to reduce total acquisition costs using a six-pronged strategy, as described below:

■	Consolidation of procurement volumes;

■	Assessment of the best price;

■	Globalization in terms of procurement;

■	Streamlining technical specifications;

■	Joint improvement of processes shared with suppliers;

■	Restructuring of supplier relationships.

The “TOP sourcing” program has been split into phases.

The first phase, from January to June 2003, covered 45% of total purchases. Priority was given to the procurement categories leading to the largest potential gains.

The principal purchasing categories in this phase are: fixed and mobile handsets, routers, DSLAM, ATM networks, radio links, copper cables, intelligent network, switch maintenance, office equipment, servers, data storage, IT services, travel and hotels, vehicles, public relations agencies and purchases of advertisement space, printing and paper and sales materials.

The examples below indicate how specifications have been streamlined:

-	a reduction from 50 to 13 in the number of data storage configurations;

-	a reduction from 68 to 30 in the number of service provider profiles in the information system;

-	a reduction from 116 to 55 in the number of wireless models purchased.

Likewise, the restructuring of the supplier portfolio generated a 60% reduction in the number of suppliers consulted for all of the procurement categories concerned.

The second phase from July 2003 to January 2004 covered 25% of total procurement.

The principal procurement categories are: BSS/interface, BAS, switching equipment, SDH, WDM, software, building maintenance and related services, call centers, consulting and audits, temporary work, transportation and storage.

At the same time, regular improvements have been recorded in procurement categories not included in the phases.

The estimated total impact of the Group’s new procurement policy in 2003 was at least approximately €700 million in savings.

4.9 SEASONALITY

In general, the business operations of France Telecom are affected by the following seasonal variations: revenues earned in the third quarter (ended September 30) are generally lower than in the other quarters of the year, due to the decline in telephone and Internet traffic in the summer months.

Furthermore, in the markets where Orange operates, the number of new customers for wireless telecommunications services is generally higher in the second half of the calendar year than in the first half, primarily because of the increase in sales during the Christmas season. For this reason, revenues from equipment sales and flat-rate packages, as well as acquisition costs for equipment provided to customers and sales commissions, are higher in the second half of the calendar year than in the first half.

4.10 PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2003, the tangible assets of the France Telecom group represented a total net book value of €30.6 billion, compared to €36.3 billion at December 31, 2002, and €31.7 billion at December 31, 2001. At December 31, 2003, the intangible assets of the France Telecom group included, first, net goodwill in the amount of €25.8 billion, compared to €27.7 billion at December 31, 2002 and €35.0 billion at December 31, 2001, and, second, other intangible assets composed primarily of licenses (€8.5 billion, compared to €9.3 billion at December 31, 2002 and €9.3 billion at December 31, 2001), trademarks (€4.4 billion, compared to €4.8 billion at December 31, 2002 and €5.0 billion at December 31, 2001), and market share (€3.2 billion, compared to €3.6 billion at December 31, 2002 and €2.7 billion at December 31, 2001).

Although none of these assets is in the public domain, the French Minister of the Economy, Finance and Industry has the power to block or to impose conditions on any sale or transfer proposed by France Telecom of any portion of its telecommunications network infrastructure considered necessary for its public service mandate. This procedure was used only once in 2001 for the sale of a network component in an overseas department, which at the time the Minister of the Economy, Finance and Industry had approved (see “Item 6. Directors, Senior Management and Employees – 6.3 Corporate Governance – Governmental and Parliamentary Oversight”).

Various fixed assets of the France Telecom group were pledged or given as collateral (see Note 28 of the Notes to the Consolidated Financial Statements).

4.10.1 NETWORKS

Over the past twenty years, France Telecom believes that its network has become one of the most technologically advanced in the world. For voice services, it has fully digital circuit switching and international switching, fully digital local call switching (consisting solely of second and third generation switching since November 2002), fully digital transmissions, national access to the Numeris ISDN network, a data packet-switching and Frame Relay network, a videotext network and an Internet access network. Since 1999, France Telecom has been developing an Internet-wide protocol network designed primarily to route high-growth Internet traffic. Its High-Speed Multi-Site Service (HSMS) offers fiber connections of up to 2.5 Gbit/s among the various sites of a single customer located in the same metropolitan region.

In 2003, the roll out of the ADSL network remained a major challenge for France Telecom, which invested over €200 million to install DSLAM equipment in its distribution frames (network nodes to which customers are connected). At December 31, 2003, 79% of the French population was covered and 3.1 million customers were connected to broadband ADSL compared to 70% at December 31, 2002 and 64% at December 31, 2001.

Data Transmission Networks

Fiber Optic Networks

With speeds of up to 10 Gbit/s, fiber optic cables surpass by far the capacity of conventional copper lines or radio links. In 2003, France Telecom installed approximately 1,500 kilometers of fiber optic cables in its regional network in France (6,100 kilometers in 2002 and 5,400 kilometers in 2001).

The new high-dense wave division multiplexing technology is now deployed on long distance networks to further increase transmission speeds up to a potential of 80 wavelengths per fiber. At December 31, 2003, 34 DWDM systems were installed in the long distance network in France (32 at December 31, 2002 and 30 at December 31, 2001) and 42 in the France Telecom European Backbone Network (46 at December 31, 2002 and 40 at December 31, 2001). Among these systems, 10 are dual-use and are used for both networks.

In addition, France Telecom offers direct fiber optic connections to business customers wishing high-speed services. At December 31, 2003, 10,748 customer distribution frames were connected by fiber optics to the France Telecom network (compared to 8,875 customer distribution frames in 2002 and 7,352 in 2001).

Synchronous Digital Hierarchy (SDH)

At December 31, 2003, France Telecom had installed on its long distance network in France over 239 synchronous digital hierarchy (SDH) transmission system links at 2.5 Gbit/s (232 at December 31, 2002 and 152 at December 31, 2001). In Europe, the number of 2.5 Gbit/s SDH transmission system links was 113 at December 31, 2003 (compared to 108 at December 31, 2002 and 54 at December 31, 2001). The relatively low-cost SDH technology can be used to create a simpler network that is easier to manage, along with increased reliability. In France, as a result of the use of a reserve network and local self-healing rings, the SDH optical network is fully protected against single cable breakdowns. France Telecom continues to develop SDH networks by installing other SDH rings as well as low-cost point-to-point systems in the lower part of the network (Network Administration 155).

Asynchronous Transfer Mode (ATM)

France Telecom is a leading player in the development of transmission technology via asynchronous transfer mode (ATM) technology. This technology simultaneously transmits data signals, text, voice, images and multimedia between access points to the network at speeds of over 155 Mbit/s. With ATM technology, France Telecom can provide better local area network (LAN) connections, better data transmission and a flexible bandwidth.

Since 1994, France Telecom has deployed an ATM backbone network capable of routing high-speed services. At December 31, 2003, this network was composed of 259 sites (422 cross-connect units, compared to 423 cross-connect units at December 31, 2002 and 401 cross-connect units at December 31, 2001). It ensures end-to-end transmission of InterLan and MultiLan services, and the transmission service, Videodyn, which provides temporary television connections. It also receives ADSL access data flows and delivers some of these flows to the IP network through a BAS interface.

Internet-Related Networks

IP Network Architecture

The France Telecom IP network architecture is built to handle a growing demand for speed and to support high-speed technologies, primarily ADSL. In order to have the appropriate capacity and quality of transmission for the number of its customers and their needs, Wanadoo uses the France Telecom IP network.

The Internet customers of the France Telecom analog and digital telephone network (Numéris) are connected through NAS (Network Access Server) installed throughout the country that carry modem connections of up to 56 Kbit/s and up to 64 Kbit/s for Numéris access. This network stopped growing in 2002. With Code 7 NAS technology, IP traffic can be routed at the local switch level, which optimizes transmission and switching costs.

ADSL customer websites are connected through DSLAM and BAS (Broadband Access Server) that offer an Internet to customer speed of 128 Kbit/s to 1 Mbit/s. For its business customers, France Telecom also offers “Turbo ADSL” access at speeds of up to 2 Mbit/s on these DSLAM.

The NAS and BAS are connected to the Wanadoo platform and to the Internet network through the national IP transport network or the backbone network that carried approximately 92 Gbit/s at the end of 2003, compared to 40 Gbit/s at the end of 2002 and 14 Gbit/s at the end of 2001. The IP network is being deployed by France Telecom technical crews, who provide 24-hour-a-day supervision seven days a week.

The France Telecom IP network is a scalable multi-access network (Autonomous System 3215), capable of handling the growth in traffic and adapting to changes in technology, due to the expertise of France Telecom R&D, the France Telecom research and development unit that evaluates and tests new technologies like the new super high-speed transmission technologies. The IP network, the design of which began in mid-1998, and the introduction of which was in February 1999, was significantly reinforced in the first half of 2000 to carry domestic IP flow and interface with the worldwide Internet.

The France Telecom worldwide Internet network (Autonomous System 5511) was built between 1997 and 1999 and connects the principal global Internet networks in different locations around the world. It is built around the latest IP switching and transmission technologies and around the high-speed transmission networks built by France Telecom in Europe (European Backbone Network) and the United States (North American Backbone Network). Because it is built on super high-speed land-based and submarine transmission links (several Gbit/s), it provides France Telecom customers with excellent Internet access.

Wanadoo Platform

The Wanadoo platform is built on a modular, secure, segmented architecture using proven market technologies designed to adapt to the growth in the number of customers and uses. This is a true industrial tool that can be used to separate the functions of development, validation and production, which in turn strengthens the quality of service offered to customers.

The production platform is supervised 24 hours a day seven days a week by a specially dedicated team. It is organized around the logic components of the Wanadoo services: network access, portals and services (Operations Support System and Business Support System). They are connected by Ethernet switches and protected by firewalls that can prevent possible attacks. The platform is connected to access networks (telephone network, Numéris, ADSL) through the France Telecom IP transport network.

This platform is composed of some 1,500 servers operating on Unix, Linux or Windows “server” versions hosting various services such as Web services, search engines, communication services, games, personal pages, news and voice mail. This design can accommodate permanent increases in capacities and number of servers in anticipation of growth in the number of customers.

The voice mail system is based on Critical Path technology, a leader in the sector. The Operations Support System manages customer authentication and access to services. It consists primarily of Radius Authentication Servers and a database containing customer data.

The real time technical management and authentication system have double protection (double mirroring) and use a database management technology and replications. The Business Support System is at the heart of the business system. It is based on the Infranet software by Portal and an Oracle database. It handles the following functions: customer management, sales management, billing and accounts receivable.

Prior to the establishment of the Business Support System, different modules processed subscriptions from different sales channels and fed the customer database. The Business Support System feeds the customer service information system, which enables telephone advisers to serve customers and initiate customer follow-up. The Marketing and Sales Information System, which also receives data from the Business Support System, is used to analyze statistical data.

In addition, technologies relating to portals and other relevant content are an indication of the wealth of services offered by Wanadoo: search engines, on-line encyclopedias, large, multi-player game platforms, mapping, telephone directories and specific regional services.

Finally, in the second half of 2001, Wanadoo initiated an international program to streamline and industrialize the most basic technical infrastructures used in its operations. This approach offers a number of advantages:

■	it allows the company to rely on millions of customers in Europe in order to benefit from economies of scale for the services that justify it;

■	it accelerates the development of new services by reducing the number of infrastructures on which they are based; and

■	it facilitates international deployment by providing the company’s best technologies to all its companies and subsidiaries.

In 2003, this program optimized costs for the network, information system and communications services, and should continue to do so in the years to come.

Wireless Telecommunications Networks

“First generation” wireless telephony networks, which were based on analog system technology, carried voice traffic only. “Second generation” networks, based on the GSM digital standard, carry data, SMS message communications, and narrow bandwidth communications. This is sufficient for basic multimedia applications.

“Third generation” wireless telephony networks should make it possible to offer fully interactive multimedia services at speeds of up to 384 Kbit/s, which would come close to those offered on fixed line networks. Improved coding and data compression technologies will lead to better voice quality and more reliable data transmission. The Universal Mobile Telecommunications System, or UMTS, is the standard adopted in Europe for these third generation or “3G” networks.

In the meantime, improved wireless network data transport services will be available to customers as a result of the introduction of technological innovations that will increase the speed and efficiency of existing GSM networks such as the General Packet Radio Service (GPRS). With this technology, most of the Orange Group operators will be able to offer multimedia services, including basic video before “3G” services are launched.

International Network

Submarine Cables

In order to accommodate the increase in telecommunications traffic, France Telecom invests in submarine cable systems. These investments may be made either by purchasing IRU (Indefeasible Rights of Use), which are acquired for a period often equal to the cable operating period, or by leasing wavelengths depending on the expected return.

In November 2003, France Telecom added additional capacities to the ECFS (East Caribbean Fiber System) and the Taino Carib system between Guadeloupe and the United States to keep up with the high-speed expansion in the French overseas departments of Guadeloupe and Martinique already served by the cable Americas 2.

France Telecom is a major member of cable projects such as: SAT-3/WASC/SAFE, the first submarine fiber optic cable connecting Europe to Africa and Asia (from Portugal to India and Malaysia by way of West Africa, South Africa and the islands of Reunion and Mauritius); Alpal 2 which connects Algeria to Spain (Palma de Majorca); the TAT 14 transatlantic system that connects the United States to Europe and which alone provides a capacity 64 times greater than that offered by existing transatlantic submarine cables before it was commissioned; Sea-Me-We3, the longest cable in the world connecting Western Europe to Southeast Asia, Eurafrica (between France, Portugal and Morocco); Ariane 2 (between France and Greece); Atlantis 2 (between

Western Europe, Africa and South America), Americas 2 (between Brazil and the United States); the Japan U.S. cables (connecting Japan and the West Coast of the United States over a distance of 21,000 kilometers); and the APCN 2 (Asia Pacific Cable Network 2, connecting Singapore to Japan and serving the Philippines, Hong Kong, China, Taiwan and South Korea), which meet all the transmission needs generated by the explosion in data and Internet traffic across the Pacific and in Asian countries.

Moreover, historically, the France Telecom cable fleet, through its subsidiary France Telecom Marine, handles the maintenance of submarine links in the North Atlantic and the Mediterranean, under the ACMA (Atlantic Cable Maintenance Agreement) and MECMA (Mediterranean Cable Maintenance Agreement) maintenance contracts. Further coverage was added recently by Safe-Sat3 cables off the coast of southern Africa. In 2003, France Telecom Marine was able to renew the ACMA and MECMA contracts that expired in late 2003 and early 2004 for periods of three and four years respectively. Recognized for the technical quality of its services, France Telecom Marine coordinated submarine cable repair operations after the May 22, 2003 earthquake in Algeria, the most extensive operation in the history of submarine cables.

Satellites

France Telecom is refocusing on its core business as a telecommunications services operator and has decided to sell its interests in satellite operators. Thus, after selling its interest in satellite network operator Stellat to Eutelsat for a total of €181 million in September 2002, France Telecom sold its entire stake (23.1%) in Eutelsat (in which it was the leading shareholder) for €447 million in April 2003. The buyer is the company, Bluebirds, which is majority-controlled by the company, Eurazeo. As a result, France Telecom, which originally bought a 20% stake in Bluebirds, now indirectly holds 4.6% of Eutelsat. See “– 4.4 Divestitures”.

France Telecom also holds 4.23% of Intelsat’s capital, whose worldwide satellite communications network carries a large number of intercontinental telephone links and transoceanic audiovisual transmissions.

France Telecom will continue to use the satellite infrastructure of these operators for its needs in terms of international links and for its telephone, data and audiovisual transmissions. In addition, France Telecom will continue to operate its own telecommunications satellite network, Telecom 2, which currently includes four satellites until the end of their operational lives, forecast for between 2004 and 2006. France Telecom will determine, at the end of this period, the manner in which it will ensure its satellite transmission needs, which are currently in decline, by extending the life of the Telecom 2D satellite through an operational phase in inclined orbit and by purchasing space on external satellite fleets. The Telecom 2 network is used to establish links for the general network with the French overseas departments and for the routing of audiovisual services marketed by its subsidiary GlobeCast, which is one of the world leaders in providing these kinds of services.

France Telecom is a supplier of wireless satellite telecommunications services through its subsidiary France Telecom Mobile Satellite Communications. It markets mainly Inmarsat (International Maritime Satellite) services especially designed for ships and aircraft, but which can also cover land-based telecommunications needs from highly isolated regions. France Telecom, which held 5% of Inmarsat’s capital sold its interest at the end of 2003. See “– 4.4 Divestitures”.

Finally, and most recently, satellite is an effective means of supplementing existing high-speed Internet access offers throughout the country. Under its commitment to develop “High-Speed for All”, France Telecom is offering new high-speed satellite Internet access services in an alternative product offering for areas currently with less coverage by ADSL connections. Distributed by the different France Telecom subsidiaries, this service is designed especially for professionals, businesses and local authorities and is available throughout continental France.

European Backbone Network (EBN)

At December 31, 2003, the France Telecom Pan-European backbone network directly connected 37 cities, including seven in France, and was interconnected with the networks of France Telecom subsidiaries and partners. Its partners also connect their customers to the basic network through their local loops, making connectivity a reality throughout Europe.

The EBN, a fiber optic network, whose wavelength capacity which grew based on demand, is designed to carry unit flows of 2.5 to 10 Gbit/s on each line, with a capacity of as much as 1.2 Tbit/s with no additional cables required. The network guarantees connections of 45 Mbit/s to 10 Gbit/s and offers a number of advantages, such as 99.95% availability, centralized network management, and customer service available 24 hours a day. End-to-end infrastructure control also contributes to easier management and greater simplicity by allowing access to international services without connecting through multiple operators.

North American Backbone Network

The France Telecom North American backbone network began operating in September 2000. It is a transmission network approximately 24,000 kilometers in length which, since April 2002, has provided commercial connections for 15 major cities in North America. It is interconnected with the main international submarine cables and with the France Telecom European backbone network through the TAT-14 (TransAtlantic-14) submarine cable. This secure backbone network, which has a capacity of up to 1.6 Tbit/s depending on demand, carries all types of traffic – Internet, data, voice and multimedia.

With this network, France Telecom can meet the needs of the Group as a whole, especially in terms of high-speed Internet needs between the United States and Europe.

Equant also uses this transmission network as support for its broad range of products and services designed for multinational corporations, especially for the following products: Equant IP VPN, Equant Internet Direct, Equant Frame Relay and Equant ATM.

This network also serves as a vehicle for a wide range of wholesale telecommunications sales services such as Open Transit Mobile, Open Transit Internet, Open Transit Bandwidth and Open Transit Voice.

Designed mainly for Internet traffic and data transmission which represent, in volume, most of the traffic between Europe and North America, the North American backbone network provided 12 10 Gbit/s lines at the end of 2003. With local supervision 24 hours a day, seven days a week, this network allows France Telecom to provide detailed information to its customers in real time on the level of service offered.

TP Group

At December 31, 2003, the TP Group had approximately 11.1 million access lines in service (10.8 million at December 31, 2002 and 10.5 million at December 31, 2001). The number of ISDN channels increased to 1.06 million at December 31, 2003, representing 9.5% of the total number of fixed lines of the TP Group.

4.10.2 REAL PROPERTY

At December 31, 2003, the real property, including equipment considered as real assets, of France Telecom was recorded on its balance sheet (net book value) in the amount of approximately €5.9 billion, compared to €6.1 billion at December 31, 2002 and €6.3 billion at December 31, 2001. These properties are used to house telecommunications facilities, research centers, customer service centers and commercial offices.

When France Telecom was converted to a French corporation on December 31, 1996, all the assets of the former public operator France Telecom were declassified from the public domain and transferred to France Telecom S.A. For a description of the relations between France Telecom and the French State, see “Item 6. Directors, Senior Management and Employees – 6.3 Corporate Governance – Governmental and Parliamentary Oversight”.

The real estate department, created in 1996, represents in France the “owner” within France Telecom. It distributes properties among the different departments. These properties are billed based on market conditions, and unused properties are sold or, failing that, rented to third parties. France Telecom expects that a certain number of its properties will become superfluous in the coming years. In November 2001, France Telecom signed a framework agreement for the sale of 473 properties for a total of €2.97 billion to two consortia of investors. At December 31, 2003, under this agreement and the amendments thereto, 409 of the 473 properties were sold for €2.6 billion. In June 2002, France Telecom signed a memorandum of understanding with another consortium of investors for the sale of an additional portfolio of 457 buildings for approximately €510 million. At December 31, 2003, under this agreement and the amendments thereto, 389 buildings were sold for a total of €419 million.

Most of the buildings sold are rented by France Telecom.

With these disposals, the vast majority of the France Telecom negotiable real estate assets in France were sold.

Furthermore, Orange, Wanadoo and Equant essentially rent the buildings that are necessary for their operations.

As for the TP Group, at December 31, 2003, Telekomunikacja Polska (TP S.A.) owned approximately 2,500 properties in Poland. The approximate total surface area of developed properties was 1.9 million square meters, and the surface area of undeveloped land was approximately 9.8 million square meters.

4.11 LEGAL PROCEEDINGS

In the normal course of business, France Telecom is involved in a certain number of judicial, arbitration and administrative proceedings.

Provisions are set aside to fund the expenses resulting from such proceedings only when they are probable and the amount can be quantified or estimated within a reasonable range. If this is the case, the amount set aside corresponds to the lowest amount in the estimated range. The amount of the provisions is based on an assessment of the level of risk on a case-by-case basis, and does not initially depend on the stage of the proceeding. However, events occurring during the proceedings may result in a reassessment of the risk.

With the exception of the proceedings described in Note 29 of the Notes to the Consolidated Financial Statements, neither France Telecom nor any of its subsidiaries are parties to any suit or arbitration proceeding (and France Telecom is not aware of any proceeding of this nature planned by governmental authorities or by third parties) which the management of France Telecom believes could reasonably have a significant negative effect on the Group’s earnings, business operations or consolidated financial condition. See “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”.

See Note 29 of the Notes to the Consolidated Financial Statements and for risks related to legal proceedings, see “Item 3. Key Information – 3.3.4 Risk Factors Relating to Legal Proceedings”.

4.12 REGULATION OF FRANCE TELECOM

The business climate in France and in the countries where France Telecom operates is becoming increasingly competitive and dynamic. France Telecom remains subject to a wide array of regulations that can have a major effect on the way it conducts its activities. The regulations that are the most important for France Telecom are European regulations insofar as EU directives are the driving force behind the regulations of Member States (see “– 4.12.1 EU Regulations”), including France (see “– 4.12.2 French Regulations”) and the United Kingdom (see “– 4.12.3 Regulations in the United Kingdom”).

For information regarding risks related to the regulatory framework applicable to France Telecom, see “Item 3. Key Information – 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries - Despite the current trend towards deregulation in France and other European countries, France Telecom continues to operate in highly regulated markets in which its flexibility to manage its business is limited”.

4.12.1 EU REGULATIONS

Member States must comply with EU legislation when enforcing their own legislation.

The institutions of the European Union have adopted a number of directives establishing an open and harmonized telecommunications market, based on two separate and complementary processes—liberalization and compatibility. An initial series of directives, adopted under Article 86 (3) (formerly 90 (3)) of the EC treaty on national monopolies, requires the deregulation of national telecommunications markets and the elimination of the monopoly rights of public operators or operators licensed before January 1, 1998. A second series of directives, adopted under Article 95 (formerly 100(A)) of the EC treaty on reconciling the legal, regulatory and administrative law of the Member States, sets the conditions for compatibility of access and the use of public telecommunications networks within Member States (“The Open Network Provision” or “ONP Directives”).

These regulations have been replaced by a new regulatory framework. The laws under this framework were passed in March 2002 and took effect on July 25, 2003. This new regulatory framework, described below, confirms the deregulation process in the telecommunications sector and expands it to include the electronic communications sector as a whole, affirming a desire to reconcile the specific regulatory framework with competition law. However, at December 31, 2003, France had only partially transposed the new regulatory framework into its domestic legislation.

Directives Governing the Deregulation of Telecommunications Services

The basic directive on the deregulation of telecommunications services was adopted on June 28, 1990. In order to complete the liberalization process, a directive adopted on March 13, 1996 requires (i) full deregulation, effective July 1, 1996, of the use of alternative infrastructures (including telecommunications railway infrastructures) used to provide all telecommunications services other than voice telephony, and (ii) the total deregulation of voice telephony and the public telecommunications infrastructure effective January 1, 1998 (subject to interim measures for some Member States, not including France).

These successive directives were replaced by Directive 2002/77/EC of September 16, 2002, which repeats the prior provisions, adding essentially all electronic satellite communications services to the scope of the directive on deregulation. Directive 2002/77/EC was supposed to have been transposed into domestic law before July 25, 2003.

Likewise, the directive on establishing a common framework for granting licenses and general authorizations in the area of telecommunications services adopted on April 10, 1997, was replaced by Directive 2002/20/EC of March 7, 2002, the “Authorization” directive, adopted on February 14, 2002, which was also to be transposed into domestic law before July 25, 2003. This directive repeals the individual licensing systems in favor of a general authorization system. Only allocations of rare resources (mainly radio frequencies and numbering) will require an individual license. Although some Member States have not yet fully transposed the new directives of the European regulatory framework, most of the regulatory authorities are already applying the principles of the “Authorization” directive in Europe. This is specifically the case with the ART in France which, in the summer of 2003, produced guidelines setting forth the use of regulations in France between July 25, 2003, the transposition date for the directives under EU law, and the date these directives were actually transposed in France.

The Former European Regulatory Framework – the “Open Network Provision” on the harmonization of telecommunications services

For the Member States that have not yet transposed the new directives, but also as long as the market analyses required by these directives and conducted by national regulatory authorities have not been completed (to date, only OFTEL has released the results of its market analyses in the United Kingdom), the ONP provisions still represent the foundation for regulations in the telecommunications industry. They are intended to bring about compatibility in technical interfaces, conditions of use and pricing principles throughout the European Union, and to guarantee objectivity, transparency and non-discrimination in access to the services provided under ONP requirements. On June 28, 1990, at the time the first of the directives on liberalization was adopted, the European Union adopted an ONP “framework” directive on providing an open telecommunications network. It was followed by other directives on leased lines in June 1992 and on voice telephony in December 1995. The ONP “framework” and ONP “leased lines” directives were revised on October 6, 1997 to adapt to full deregulation of the telecommunications market.

The interconnection directive adopted on June 30, 1997 defines the principles for pricing interconnection services and for charging the costs of universal service obligations, imposes special accounting requirements in order to avoid the artificial support of one activity by another by means of unfair crossed subsidies, sets the principles for access to essential facilities (pipes, ditches, plants and buildings) and the assigning of telephone numbers, defines the role of national regulatory authorities and institutes a common dispute resolution procedure.

Operators defined by national regulatory authorities as exercising a “significant influence over a relevant market”, must offer an interconnection to other operators on a reasonable and non-discriminatory basis. Operators are assumed to exercise a significant influence if they have over a 25% share of a particular telecommunications market in the geographic area in which they are allowed to operate. National regulatory authorities may, however, decide that an operator with a market share below 25% in the corresponding market has a significant market influence or that an operator with a market share of over 25% does not. In either case, the decision of the national regulatory authorities must take into account the ability of the operator to influence market conditions, the operator’s revenues compared to the size of the market, its control over access for end users, its access to financial resources and its experience in providing services and products on the market.

Furthermore, operators that are assumed to exert a significant influence over the interconnections market (that is the combined interconnection market, including both wireless and fixed line networks) must:

■	bill interconnection charges on a cost basis in keeping with the principles of transparency. The burden of proof that the charges result from real costs, including a reasonable rate of return on investments, falls upon the operator providing the interconnection to its facilities;

■	release an interconnection offer that must include a description of interconnection products and rates. Different interconnection rates can be set for different categories or different operators if such differences can be justified objectively based on the type of interconnection provided and/or the terms for issuing national licenses. National regulatory authorities must ensure that such differences do not distort the competition. They have the option of imposing changes on the reference interconnection offer if justified.

On February 26, 1998, the European Council adopted a directive replacing the December 1995 ONP directive on voice telephony in the context of full deregulation of telecommunications infrastructures and services effective January 1, 1998. This directive establishes the features of a universal service applicable throughout the European Union.

On September 24, 1998, the European Council and the European Parliament adopted Directive 98/61 amending Directive 97/33 on interconnection in order to provide for the portability of numbers and the preselection of a long distance carrier effective January 1, 2000. Recommendations on interconnection pricing, accounting separation, cost accounting, data packet-switching and ISDN offers (integrated services digital network) were also adopted by the Commission.

In a judgment issued December 6, 2001, the European Communities Court of Justice ruled that France had failed to meet its obligations regarding the proper transposition of Directive 97/33 on interconnection and, more specifically, had violated the regulations regarding the financing and calculation methods for universal service.

Order no. 2001-670 of July 25, 2001 amended the French Postal and Telecommunications Code to transpose the EC directives adopted in 1997 and 1998 after the French law of July 26, 1996 on telecommunications regulations. The seven directives include Directive 97/33 on interconnection.

The French Minister of the Economy, Finance and Industry has set by decree the contributions by the different operators to universal service (see “– 4.12.2 French Regulations – Universal Service”) for the years 2000, 2001 and 2002 and adjusted the contributions set for the years 1997, 1998 and 1999, taking into account the foregoing decision by the European Communities Court of Justice.

The New European Framework

The European Commission has undertaken a revision of the overall European legal framework. Four directives, published in the EC Legal Gazette (the Journal Officiel des Communautés Européennes) on March 7, 2002, replaced the previous legal framework from July 25, 2003. A new “framework” directive and several specific directives including an “Authorizations” directive described above, an “Access” directive, which essentially replaced the “Interconnection” directive, and which expands the scope to include network access, and the “Universal Service” directive, which deals with matters of consumer protection, bolstering the powers of the national regulatory authorities by giving them the option of overseeing pricing and by expanding their investigative powers over the accounts of the company responsible for universal service. The new European regulatory framework is also based on a decision adopted in March 2002 relating to the management of radioelectronic frequencies. In addition, a directive on the processing of personal data and privacy protection in the electronic communications sector was adopted on July 12, 2002. The stated goal of these changes is to introduce a new more flexible system suited to a deregulated market that will stimulate competition and, in particular, provide high-speed Internet access. The new legal system should be less restrictive and leave more room for the free play of competition. One of the guidelines adopted by the European Commission is to define significant market influence based on market analysis guidelines and calculation of power over the market. Thus, the 25% market share threshold will be replaced by a market analysis equivalent to the one conducted by competition authorities to determine whether or not there is a dominant position on a given market. The regulatory authorities will also be able to find that several operators are “jointly” in a dominant position. This dominant position will not be based on market share held, but rather on an analysis by the market regulatory authority concerned and on an evaluation of the competitive nature of the market, in accordance with the concept of joint domination. Under the new system, when a regulatory authority finds that an operator is dominant, either alone or jointly, the authority is allowed to impose the appropriate regulatory requirements in relation to the size of the market concerned.

However, proof of joint dominance must be rigorously proven, as demonstrated by the overturning of the Commission’s decision by the European Communities Court of First Instance in the case of Airtours v. First Choice.

UMTS

On December 14, 1998, the European Parliament and the Council of Ministers adopted decision no. 128/99/EC relating to the coordinated introduction in the European Union of third generation mobile telecommunications services (UMTS). The purpose of the decision was the rapid and coordinated introduction of mutually compatible UMTS networks and services within the European Union. The decision called for Member States to take all necessary steps to allow the gradual coordinated introduction of UMTS services in their countries before January 1, 2002 and to implement a UMTS licensing system before January 1, 2000. The decision also called for Member States to see to it that UMTS services are provided on compatible frequency bands in compliance with common standards. UMTS licenses granted to new entrants had to allow roaming within the European Union. Member States also were required to encourage operators to negotiate roaming agreements with each other to ensure homogenous coverage throughout the European Union.

Legislation Governing Competition

European Community competition law has three main components. The first component consists of Articles 81 and 82 of the EC treaty (formerly Articles 85 and 86).

They prohibit all unfair trade practices intended to or having the effect of restraint of trade within the European Union or affecting trade among Member States. Articles 81 and 82 apply to all companies, both public and private, and hence to France Telecom. Article 81 prohibits agreements among companies in restraint of trade within the European Union, and Article 82 prohibits the abusive use of a dominant position held by any company in a substantial part of the common market.

As an example, under Articles 81 and 82, the European Commission Competition Office opened an inquiry on July 27, 1999 into the telecommunications industry, notably roaming services, the supply and pricing of leased lines and the supply and use of local loop access. On December 11, 2002, the Commission decided to close the industry inquiry on leased lines, in that, in three years, the price of international leased lines had dropped considerably throughout the European Union. The investigation into the supplying of local loop access, as applied to France, ended in a decision by the European Commission (on July 16, 2003) condemning Wanadoo Interactive for abuse of dominant position in the form of predatory pricing on the high-speed Internet access market. Wanadoo Interactive filed an appeal with the European Communities Court of First Instance on October 2, 2003, the outcome of which is not yet known. Regarding roaming services, the European Commission is still analyzing documents it collected in July 2002 during an on-site audit at the Orange registered office.

A reform in the enforcement of Articles 81 and 82 will take effect on May 1, 2004 (the European Union expansion date). On that date, the national competition authorities and the national courts will directly enforce Articles 81 and 82, if any unfair trade practices affect trade among Member States. Furthermore, the voluntary notification system of corporate agreements to the Commission will disappear. A system of legal exception will apply to the agreements. The European Commission will refocus on the most serious violations. In addition, it will formalize its cooperation with national authorities and courts dealing with matters of competition (“European competition network”) and it will have more extensive investigative powers.

The second component of European Community competition law is the control of mergers, subject to the mandatory notification system under regulation 4064/89. Following public hearings starting in late 2001, a new set of European regulations will go into effect on May 1, 2004. It will introduce a change in the assessment test for merger operations (the merger will be reviewed from the standpoint of “significant infringement of competition” and no longer from the standpoint of “the creation or strengthening of a dominant position”) and will further strengthen the powers of the Commission. Conditions with regards to timing will also be more flexible.

The third component of European Community competition law concerns the rules on assistance granted by European Union Member States, described in Articles 87 and 88 of the EC treaty (formerly Articles 92 and 93). Article 87 of the EC treaty prohibits (subject to certain exceptions) assistance granted by European Union Member States or using their resources that affects trade among Member States, or that distorts or threatens to distort competition. Article 88 of the EC treaty calls for the European Commission to enforce Article 87 of the EC treaty, and grants the authority to the European Commission to investigate and rule on the compatibility with Article 87 of the EC treaty of the measures constituting State assistance.

On January 30, 2003, the European Commission notified the French State that an investigation was being opened on possible assistance from the French State to France Telecom. See Note 29 of the Notes to the Consolidated Financial Statements.

4.12.2 FRENCH REGULATIONS

The French legal and regulatory system described below should have been updated before July 24, 2003 in order to comply with the directives of March 2002 (see “– 4.12.1 EU Regulations – The New European Framework”). To date, most of the updates have not been implemented. However, several laws now being drafted or recently adopted reflect the new European regulations, i.e.:

■	French law no. 2003-1365 of December 31, 2003 relating to telecommunications public service obligations and to France Telecom, transposing primarily the new European regulations on providing universal service, also aimed at amending the status of France Telecom so that the French State is no longer required to own at least the majority of its capital;

■	a bill relating to confidence in the digital economy, transposing the “Electronic Commerce” directive as well as the provisions of the new framework in terms of personal data protection. This bill is before the Parliament and may be enacted in the first months of 2004;

■	a bill relating to electronic communications and audiovisual communications services, aimed at transposing the remainder of the new European framework. It may be enacted by order some time during the first half of 2004;

■	guidelines adopted by the Ministry of Industry and the ART on July 17, 2003 in order to specify the legal framework applicable in the major regulatory areas for the period between July 25, 2003 and the time the transposition laws are enacted.

Legal Framework (before transposition of the new directives)

The French telecommunications regulatory system was completely reformed by French law no. 96-659 of July 26, 1996 (Telecommunications Regulatory Act, the “LRT”), the general objective of which was to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service, and to establish an independent regulatory authority. These objectives partially reflected initiatives to deregulate telecommunications by the European Union which will continue to influence French regulations in the future. In accordance with these objectives, the LRT created the ART. The LRT was implemented through a series of detailed regulatory measures (decrees or orders) covering specific areas. The LRT established the principle of licensing based on specifications (cahier des charges) to perform the activities governed by Articles L. 33-1 (establishment and operation of public telecommunications networks) and L. 34-1 (providing public telephone service). The cahier des charges detail the obligations that apply to the service or network in question. The general conditions for the two principal types of cahier des charges have been defined by decree. The LRT also requires France Telecom to provide certain public services. More specifically, France Telecom must (i) provide certain basic telephone services throughout France (“universal service”), (ii) provide access to the integrated service digital network (ISDN), leased lines, packet data switching, advanced voice telephone services and telex (the “mandatory services”), and (iii) perform a certain number of public interest missions in the areas of defense, security and public research. These missions must be performed in accordance with the detailed provisions stipulated in cahier des charges adapted to the company, adopted by Decree no. 96-1225 of December 27, 1996 (the “Specifications”). In 2001, the LRT was supplemented by Order 2001-670 of July 25, 2001 adapting the French Intellectual Property Code and the French Postal and Telecommunications Code to European Community law. This order completed the transposition of the European “ONP” directives (see “– 4.12.1 EU Regulations”) organizing the harmonized deregulation of the telecommunications sector.

Among the modifications made by this order, the most significant include:

■

the clarification of the conditions under which an operator may be considered a significant market player, and in which markets. Although the LRT did not specify a pertinent market, four clear markets were defined: (i) the public fixed line telephony market; (ii) the leased lines market; (iii) the public wireless telephony market; and (iv) the domestic interconnection market. In addition, the 25% market share threshold above which an operator is presumed to have a significant influence is an adjustable one. The ART may decide, after consulting the French Competition Council (Conseil de la concurrence), that an operator holding less than 25% of the market share is a significant player, while deciding, on the other hand, that an operator holding more than 25% of the market share is not a significant player;

■	the easing of verification procedures of conformity for terminal equipment for telecommunications by replacing the approval system with a simplified evaluation system in accordance with essential requirements. The authorization procedure for placing telecommunications terminals on the market, i.e., approval of the terminal to be delivered by the ART, was eliminated. Equipment may now be freely placed on the market as long as it has received an approval of conformity by its manufacturer or by a recognized authority that is charged with setting the applicable norms and verifying conformity;

■	the confirmation of France Telecom as a universal service operator for directories and telephone information services and the disbanding of the independent organization that previously established and updated directories and telephone information. It provides for the publication of a decree that specifies the terms for implementing directories and universal information services (see “– Universal Service”);

■	the clarification and strengthening of the ART’s intervention authority, which provides specifically for official authority to define the terms or conditions of interconnection and access as well as the ability to set deadlines for negotiations in these matters.

Finally, certain activities of France Telecom are subject to specific regulations other than the ART. These include cable and radio broadcast operations.

Moreover, as a result of the recommendations of the French Inter-ministry Committee on the development of the territory dated December 13, 2002, legislative changes have been proposed under the draft legislation on confidence in the digital economy to allow local authorities “to perform the functions of operators” in accordance with conditions to be defined. This possibility is a response to governmental concerns about the development of telecommunications with two priorities—the coverage of “white zones” (zones not covered by the wireless telephony operators) and access to high-speed Internet.

Thus, in July 2003, wireless operators signed a national convention with the French State, elected representatives and the ART to program the extension of coverage in the country to the “white zones”. The sites in question will be covered either using the local roaming technology (a single operator operates the site and welcomes the subscribers from the other two), or using the pooling of infrastructures technique (a common pylon supports the facilities of the 3 operators).

The legislative and regulatory framework will change again with the transposition of the directives of March 7, 2002 (see “– 4.12.1 EU Regulations – The New European Framework”), particularly the adoption of the provisions stipulated in the draft legislation on electronic communications and audivisual communication services discussed above.

Moreover, guidelines were adopted on July 17, 2003 by the French Ministry of Industry and the ART to specify the legal framework to be applied to the principal regulatory areas (i.e., licenses, fees, frequencies and numbering, the obligations of powerful operators with respect to interconnection and access, rate authorization, the supply and financing of universal services and dispute resolution) during the transition period (the period between July 25, 2003 and the date of full transposition of the directives). These guideliness ensure continuity for the existing obligations, including interconnection and unbundling, and the approval of an interconnection catalogue is maintained for 2004. However, it recognizes the liberalization of the licensing system for new entrants.

Regulatory Authorities

Under the LRT, regulatory functions are divided between the minister responsible for telecommunications and the ART. The ART, which commenced operations on January 1, 1997, is a regulatory body independent of the government, with its own staff and its own budget funded partly by fees paid by operators and partly from state funds. The ART has five members who cannot be removed prior to the expiration of their terms. The chairman and two other members are appointed by the government, and one is appointed by the president of each house of parliament (the Sénat and the Assemblée Nationale). A full term for a member of the ART is six years.

The ART monitors operators’ compliance with applicable legislative and regulatory provisions under the French Postal and Telecommunications Code and their licenses. The ART can punish failure to meet these obligations by suspending the operator’s license, reducing the period of validity by up to one year, or by revoking it outright. It can also levy fines of up to 5% of the operator’s annual revenues.

The ART reviews applications for licenses to set up and operate public networks on behalf of the minister responsible for telecommunications as well as license applications to provide telephone service to the public. It also reviews applications for the licenses needed to provide public services using radio frequencies. See “– Licensing”. Starting on July 25, 2003, the system relating to authorizations was modified and the ART implemented a mechanism of prior declaration that applies to operators of networks that are open to the public and to providors of telephony service to the public that have not already obtained an individual authorization pursuant to Articles L. 33-1 and L. 34-1 of the French Postal and Telecommunications Code, and this will apply until the adoption of the bill relating to electronic communications. Operators will therefore obtain a receipt from the ART that will give them the rights and obligations associated with the authorization system.

Each year, after notice from the Conseil de la concurrence, the ART draws up the list of operators that exert a significant influence on a given market (public fixed line telephony service, leased lines, public wireless telephony service, or the national interconnection market). The process of designating operators with a significant influence with respect to interconnection and access was revised in 2003 in order to ensure the maintenance of obligations in 2004 until the adoption of the new laws pursuant to the “Access” directive that calls for the maintenance of obligations applicable before its effective date, as long as the national regulatory authority has not conducted market analyses and made corresponding decisions.

With respect to interconnection, according to the process revised in 2003 for the year 2004, the ART determines which fixed line operators must publish a technical and rate catalogue (“interconnection catalogue”). This catalogue must receive prior approval from the ART. Pending the market analysis and the definition of corresponding obligations as stipulated by the “Access” directive, the minister responsible for telecommunications and the ART renewed the process for approving the interconnection catalog under the current system inasmuch as this system ensures the continuity of the existing framework and has been endorsed by all operators. Furthermore, the interconnection Decree no. 97-188 of March 3, 1997 provides an interconnection advisory committee within the ART. The committee is primarily composed of licensed operators and chaired by the ART, which determines membership and procedures. This committee has since met regularly. Pursuant to Article L. 36-8 of the French Postal and Telecommunications Code, should there be a refusal to provide interconnection, a breakdown in business negotiations or a disagreement concerning the signature or execution of an interconnection contract or access to a telecommunications network, a disagreement on the conditions for supplying telecommunications services via the cable network, a disagreement on the possibilities and conditions of shared usage of rights of way and easements or on the sale of lists for universal directories, either party may refer the dispute to the ART. Moreover, since the order of July 25, 2001, the ART has decision-making power under the terms of Article L. 36-8 to define the terms or set the specific conditions of an interconnection agreement and to set the deadlines for the negotiation of such agreements. Under this same order, and following the publication of the universal directory decree of August 1, 2003, it can now, as stipulated in Article L. 33-4 of the French Postal and Telecommunications Code, be petitioned under Article L. 36-8 to settle disputes related to the technical and financial terms for the sale of subscriber lists for publishing a universal directory or providing universal information service. With respect to unbundled access to the local loop, the ART has the authority to modify the reference offer to access France Telecom’s local loop pursuant to the EU regulation of December 18, 2000.

The ART is responsible for implementing and managing the numbering plan, for allocating those band frequencies it has been assigned, for participating in the preparation of technical standards and for supervising the network interface declarations.

The numbering and use of frequencies are subject to payment of an annual fee, pro-rated on the basis of the first and last years of allocation in the case of frequencies.

The ART is responsible for issuing opinions on proposed laws, decrees or regulations relating to the telecommunications sector and for participating in their implementation. Together with the Minister of the Economy, Finance and Industry, and after consulting the ART, the minister responsible for telecommunications approves the rates for universal service and those for services for which there is no competition in the market. This procedure was revised in July 2003, and new Article L. 35-2 of the French Postal and Telecommunications Code, as modified by the law of December 31, 2003, will not be applicable until after publication by decree, which will determine the terms and conditions of its application and will set forth the conditions according to which the prices and the quality of universal service will be verified. In the absence of the decree, France Telecom remains subject to the obligations of price control that were applicable before the law of December 31, 2003, as provided for by this law.

The ART determines the amount of net contributions of operators and the sums due by the operators’ fund responsible for universal service obligations. The minister responsible for telecommunications designates the operators responsible for the three components of universal service covering all of the national territory (quality telephony service at a reasonable price, universal information service, universal directory in electronic and paper forms and access to public telephone booths on the public domain). However, before the designation of the operator(s) responsible for universal service at the public bidding process planned for December 31, 2004 at the latest, France Telecom continues to fulfill the public interest obligations that are applicable to it according to the applicable conditions before the promulgation of the law of December 31, 2003 (see “– Universal Service”).

Since January 1, 1997, the Agence Nationale des Fréquences (“ANFR”) has been responsible for planning, managing and monitoring the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided among eleven oversight authorities: government ministries, the ART and the Conseil Supéreur de l’Audiovisuel

(“CSA”). The ART and the CSA have the authority to redistribute the frequency bands over which they have control to users. The use of frequencies by telecommunications operators, including France Telecom, requires a usage fee. The ANFR is an administrative agency of the French government. Its board of directors is composed of representatives of radio frequency users such as certain ministries (for example, Defense or Foreign Affairs), the CSA and the ART and individual members of the industry chosen for their areas of expertise.

Licensing

The LRT stipulated that, although the telecommunications business could be operated on a free and open basis, a certain number of its activities had to be licensed. Thus, it required that any applicant that wanted to establish and operate a public network and provide public telephone service had to obtain a license from the minister responsible for telecommunications.

The future transposition of the “Authorization” directive into domestic law should, however, considerably modify this licensing system insofar as this directive stipulates that an individual license will no longer be required to enter the market. In principle, the existing licenses had to be adapted to the new framework as of July 25, 2003.

Article 17 (§ 1 and § 2) of the “Authorization” directive does, however, provide for a transitional phase that allows the national regulatory authorities to extend the licenses existing on July 25, 2003 until April 24, 2004 so long as they are not incompatible with the objectives of the “Authorization” directive in force since July 25, 2003.

Pending the adoption of the law transposing the “Authorization” directive, and in order to comply immediately with the objectives contained in this directive, the July 25, 2003 guidelines stipulate that the minister responsible for telecommunications and the ART may no longer require that operators obtain an individual license as of that date. This new rule will also apply to those operators that filed a license application before July 25, 2003, but had not yet received a response by then.

However, to ensure to operators without a formal license the security required in terms of the legal status of their activities, the ART has implemented a mechanism of prior declaration that is to be applied until the adoption of the electronic communications bill or any other legal text transposing certain provisions of the aforementioned directives. Thus, the operators will be issued a receipt by the ART that will enable them to assert rights (interconnection, rights-of-way and others) and to know their financial obligations (taxes, contribution to universal service, etc.) under the licensing plan.

The ART published the terms of the general transitional licensing system on September 16, 2003. These terms also defined the practical rules for allocation of numbering and frequency resources.

During the transitional period, the general obligations in force that are compatible with part A of the annex to the “Authorization” directive will continue to apply to operators, whether they already have an individual license or are filing their declaration after July 25, 2003.

The LRT stipulates that each license granted to public network operators or to those providing public telephony service had to include specifications (cahier des charges) defining the obligations for the network or service in question, and which contain a set of model clauses set by decree. The general obligations that continue during the transitional phase may, for example, govern the integrity of the public network that ensures communications, the confidentiality of communications, defense and public safety requirements (wiretaps), universal service (only relevant to France Telecom at present and until December 31, 2004 at the latest), the information needed to compile directories (subject to the protection of persons), interconnection, and the payment of taxes and license fees.

Until that date, licenses were issued by the minister responsible for telecommunications for a period of 15 years. These licenses were renewable and were granted for payment of an initial filing fee, and then annual fees for management and monitoring, plus, if applicable, specific fees for the allocation of numbers and frequencies. As soon as an individual license is no longer required to enter the market, the filing fee will no longer be justified under the “Authorization” directive. On the other hand, the annual management and monitoring fees will continue to be justified and, therefore, collected.

France Telecom was granted an operator’s license for public networks and to provide public telephone service under a ministry order dated March 12, 1998 (as amended by an order dated September 27, 2002 and by an order dated November 8, 2002). As indicated by the guidelines published by the ART, over the transition period, the general applicable obligations that are compatible with Part A of the annex to the “Authorization” directive continue to be applicable to France Telecom.

With respect to mobile telephones, France Telecom operated its GSM 900/1800 wireless network and provided public telephony services under a license granted on March 25, 1991 and extended to the 1800MHz band on November 17, 1998. Since August 17, 2000, following the spin-off of France Telecom’s wireless activity, Orange France has operated the same network and provides the same services under a new license issued to Orange France under the same terms and conditions, which expires on March 25, 2006. In compliance with the terms of the license, the conditions for renewing the license, like those for SFR, were defined in

March 2004. The license issued to France Telecom has been canceled. The license granted to Orange France contains, among other provisions, obligations in terms of network coverage. The new conditions approved by the French government in March 2004 provide for a 1% fee per year on the revenues of wireless operators, in addition to a fee of €25 million per year. The wireless operators have agreed to continue to reduce the price of SMS text messages and will work in close cooperation with the French State, local authorities and the ART to ensure wireless coverage for all French towns and villages. The license may be modified by the minister responsible for telecommunications, in particular, on the basis of recommendations from the ART.

The operation of certain independent networks that provide telecommunications services to one user or to a closed group of users must be licensed by the ART. Other types of independent networks are established freely. Pursuant to the “Authorization” directive, the guidelines of the ART, as well as the latest communication of the ART “relating to the practical terms and conditions of the general authorization system and the attribution of numbering and spectrum resources”, entities that wish to develop, as a multi-GFU (closed group of users, or groupe fermé d’utilisateurs), activities that are similar to those formerly authorized pursuant to Article L. 33-2 of the French Postal and Telecommunications Code, are invited to declare their activity as an independent network. The ART made a declaration form available to these entities wishing to develop independent networks which will allow the ART to identify the entity making the request and to check the independence of the declared networks.

The licenses granted by the ART to independent networks until now will remain valid according to their terms, and until the intervention of the implementing law. Pursuant to the regulatory system that is currently applicable to independent networks, operators who declare these types of networks after July 25, 2003 are not subject to the payment of fees. However, an operator of an independent network is subject, as are all frequency users, to the payment of those corresponding fees.

Special Status of France Telecom S.A.

Under the LRT, France Telecom is subject to the legislative and regulatory regime that generally applies to all telecommunications operators. Furthermore, certain provisions of the LRT expressly apply only to France Telecom. The monopoly of France Telecom ended on January 1, 1998. Finally, France Telecom is subject to obligations stipulated by the legislation governing state-owned companies.

The LRT requires France Telecom to perform certain public service missions pursuant to the detailed conditions defined in a cahier des charges (Decree no. 6-1225 of December 27, 1996). The essential element of France Telecom’s public service obligations is the provision of universal service. See “– Universal Service”. The LRT designated France Telecom as the public operator responsible for universal service, while reserving the possibility that operators from the private sector may provide universal service in the future. In addition to universal service, France Telecom was required by the LRT to provide, throughout France, the following services: ISDN services, leased lines, packet-switched data transmission, enhanced voice telephony and telex service (the “mandatory services”). Finally, like other operators, France Telecom is also required to carry out missions in the telecommunications field in the areas of national security, public research and higher education.

Rates for universal service and for services for which there is no effective competition are subject to ministerial approval, after consultation with the ART.

France Telecom had to budget at least 4% of its unconsolidated annual revenues to research and development under its cahier des charges of December 27, 1996.

The December 27, 1996 cahier des charges authorized the minister responsible for telecommunications to oppose any sale or contribution by France Telecom of any part of the telecommunications network infrastructure needed to properly execute its obligations defined by this cahier des charges.

The law of December 31, 2003 relating to telecommunications public service and to France Telecom profoundly changed the context. All of the provisions of the LRT that attributed public service missions to France Telecom were repealed. Also, the law of December 31, 2003 repealed the former provision that called for France Telecom to be subject to a cahier des charges, implicitly repealing the cahier des charges. However, the provisions of the LRT relating to universal service and mandatory services and the cahier des charges remain applicable to France Telecom until the new procedure provided for by the law to designate the operator(s) responsible for universal service is implemented (see “– Universal Service”).

Universal Service

Universal service within the framework of the LRT

The LRT provides for access for everyone to quality telephone service (referred to as “universal service”) at a reasonable price and the availability of special rate schedules for users with special needs, notably because of income level or disability, whatever their geographic location. Universal service includes telephone service to anyone requesting it, transmission of voice telephone calls, providing directory assistance and a subscriber directory in both printed and electronic forms, service for public pay phones throughout France and free transmission of emergency calls. The government must deliver a report to the parliament every four years containing proposals, if applicable, that reflect technical developments and societal needs. The report also can include new areas of universal service and revisions to mandatory services.

Under the terms of the LRT, France Telecom is the public operator responsible for providing universal service. France Telecom must provide universal service (see “– Special Status of France Telecom S.A.”) without discrimination based on geographic location. No other operator may be required to assume the obligations of universal service, but any operator that has the capacity to provide the service nationwide can request to provide universal service. The obligation to carry emergency calls free of charge applies to all providers of public telephony services.

As a provider of universal service, France Telecom is required to maintain an accounting system that determines the costs chargeable to compliance with its universal services obligations. The LRT requires that the accounting system be audited by an independent agency appointed by the ART.

The LRT instituted, through implementing decrees, two specific mechanisms to distribute the costs of providing universal service among all telecommunications operators. These mechanisms do not cover the cost of free transmission of emergency calls, which is directly assumed by public telephone service providers. Since January 1, 2000, the supplemental interconnection fee requirement has been eliminated, and the only mechanism to distribute the net cost of providing universal service is the Universal Service Fund. Every operator is required to contribute in proportion to its share of traffic, and is entitled to compensation from the Fund for all costs resulting from preferential rates applied to certain categories of customers. The minister responsible for telecommunications sets the amount to be contributed to this Fund by the operators, by determining the net costs of the universal service they are required to provide. In addition, France Telecom is compensated for the cost of providing public pay phones, universal service in terms of directory and information assistance and, since January 1, 2001, the cost of required geographic balancing.

Each year the minister responsible for telecommunications sets the net cost for providing universal service by order, based on the recommendations of the ART using a methodology, the broad outlines of which are set by decree and detailed in the decisions of the ART. As the principal universal service provider, France Telecom is a net recipient of funds from the financing mechanism. The final amounts for 1997, 1998 and 1999 were revised following an order from the European Communities Court of Justice on December 6, 2001 which found that France was not in compliance with EC provisions for financing universal service.

The ART proposed new assessments for universal service to the minister responsible for telecommunications who made them official in an order dated July 11, 2002. The net cost for universal service was fixed at zero euros for 1997, €275 million for 1998 and €111 million for 1999.

The final net cost for universal service for 2000, the year when another operator, Kertel, proposed subsidized rates, was set at €129 million. The final cost for 2001 was set at €142 million. The net budgeted cost for 2002 was assessed at €297 million.

Two decrees were adopted in 2003. One dated August 1, 2003, concerns the universal directory and sets forth the procedure for operators to compile lists and to provide these lists to the publishers of universal directories and to those who provide universal information services.

The other, dated April 10, 2003, relates to financing the service and introduces some changes in the methods for computing the cost of universal service in order to factor in all of the requests of the European Communities Court of Justice contained in its decision “C-146/00” dated December 6, 2001 (accounting for intangible benefits, revenues relating to the “liste rouge”, etc.). It also eliminated the elements that had become obsolete, such as additional compensation, and modified the method for calculating the budgeted cost for universal service by replacing the budget forecast with an interim assessment made on the basis of the last known final evaluation.

Universal service within the framework of the law of December 31, 2003

French law no. 2003-1365 of December 31, 2003 governing the public service obligations for telecommunications and France Telecom modified the framework applying to universal service for telecommunications.

Pursuant to Article L. 35-1 of the French Postal and Telecommunications Code, universal service is defined as providing the following to all:

■	quality telephone service at an affordable price that carries voice telephone calls, facsimile messages and data messages at sufficient speeds to access the Internet, from or to subscription points, as well as transmission of emergency calls without charge. The rate terms for this service include maintenance for one year, and limited service in the case of non-payment;

■	information services and a subscriber directory in both printed and electronic form;

■	access to public pay phones installed in public areas;

■	special measures for disabled end users to ensure both equal access to the aforementioned services and the affordable nature of these services; the technical and pricing terms for the universal service factor in the specific difficulties of certain categories of persons, notably because of their income level, and prohibit any discrimination based on geographic location.

An implementing decree will specify the enforcement procedures for Article L.35-1 of the French Postal and Telecommunications Code and the content of each of the components of universal service.

France Telecom is no longer named the public operator responsible for universal service. Henceforth, pursuant to Article L. 35-2 of the French Postal and Telecommunications Code, any operator willing to provide universal service throughout French territory, with the capacity to do so, may be charged with providing one of the following components of universal service: quality telephone service at an affordable price with the aforesaid characteristics, an information and directory service and access to public pay phones. The operators responsible for these components are appointed at the end of a public bidding process. If the process is not successful, the minister responsible for telecommunications will designate the operator with sufficient capacity to provide the service in question nationwide.

An implementing decree will define the conditions for the application of Article L.35-2 of the French Postal and Telecommunications Code and will establish the conditions under which the rates and quality of the universal service will be monitored.

Pursuant to Article L. 35-3 of the French Postal and Telecommunications Code, the financing of universal service is still provided by the Universal Service Fund. The operator that is required to provide the universal service will be entitled to a payment as soon as the net costs that can be charged to the required universal service represent an excessive charge. The net costs chargeable to the universal service obligations are valued on the basis of an appropriate accounting kept by the operators responsible for these obligations. These operators are audited at their expense by an independent body appointed by the ART. The market advantage derived by the operators with these obligations is factored into the net costs.

It should be noted that the net costs may not exceed the commitments made in the bidding process.

The law of December 31, 2003 modifies the formula for allocating the net cost for universal service among the operators by opting for a contribution pro-rated on the basis of the revenues earned from telecommunications services (excluding sales revenues for interconnection and access, and for services provided or invoiced on behalf of third parties). Operators whose revenues are below a threshold that will be set by a decree countersigned by the Conseil d’Etat (the French administrative supreme court) will be exempt from a contribution to finance universal service. If an operator agrees to provide universal services under the technical and pricing terms specified for the categories of subscribers mentioned in Article L. 35-1, or one of the elements in the directory or information service offer, the net cost of this service is deducted from its contribution. The aforementioned modifications will apply as of the final net cost for 2002 that must be determined before November 2, 2004. The ART determines the amount of operators’ net contributions and the amounts owed by the fund to operators with universal service obligations.

The aforementioned decree adopted by the Conseil d’Etat will establish the procedures for implementing Article L. 35-3 of the French Postal and Telecommunications Code.

Pursuant to Article L. 35-7 of the French Postal and Telecommunications Code, the French government must report to the Parliament every three years on the implementation of its provisions relating to Chapter III, Title I of Volume II of the French Postal and Telecommunications Code relating to public service obligations.

Article 9 of the law of December 31, 2003 provides that, until one or more operators are named responsible for universal service following the bidding process stipulated in Article L. 35-2 of the French Postal and Telecommunications Code, and no later than December 31, 2004, France Telecom will continue to fulfil the public service obligations for which it was responsible under the earlier terms and conditions. It also stipulates that France Telecom remains subject to price controls.

Interconnection

The operator of any public telecommunications networks exerting significant influence on the market for fixed line telephony and leased lines must publish, in detail, the technical and pricing terms on which it will provide interconnection services and must honor requests for interconnection presented by other public network operators and by public telephone service supplies, under objective, transparent and non-discriminatory conditions. As a result, France Telecom is required to provide interconnection to its competitors on the same terms as those offered to its subsidiaries. Requests for interconnection may not be refused if they are justified based on the applicant’s needs and the operator’s ability to meet those needs. Interconnection requests are governed by an agreement between the parties, which must comply with the requirements of the LRT and its implementing decrees and a copy of which must be filed with the ART. The ART has the power, after consultation with the

Conseil de la concurrence (the French competition regulatory body), to require modification of an interconnection agreement in the interest of fair competition or inter-operability of telecommunications services. Finally, in the case of an interconnection dispute, any party may request arbitration by the ART. Its decisions are binding on the operators although the operators retain a non-suspensive right of appeal.

Within the framework revised in 2003 for the designation of operators having a significant influence over the market, four relevant markets have been defined: (i) the fixed line telephony market; (ii) the leased lines market; (iii) the public wireless telephony market, and (iv) the domestic interconnection market. The constraints established by the ART differ depending on the market category in question. Public network operators exerting significant influence over the fixed line or leased line markets must publish a detailed technical and rate schedule (“interconnection catalog”). These terms are subject to prior approval by the ART. The ART is responsible, after consultation with the Conseil de la concurrence, for determining which operators are subject to this requirement. Any operator with a market share exceeding 25% in a relevant market is presumed to have a significant influence. The 25% market share threshold above which an operator is presumed to have a significant influence is flexible. The ART may decide, after consultation with the Conseil de la concurrence, that an operator with less than a 25% market share exerts a significant influence, and conversely, may also determine that an operator with more than 25% does not have a significant influence (see also section “– 4.12.1 EU Regulation – The New European Framework”). In addition to their obligation to meet interconnection needs, these operators must also honor justified requests for special access.

On July 24, 2003, the ART published the list of powerful operators for the year 2004. In continental France, Orange France and SFR were designated as powerful operators on the retail wireless telephony market and on the domestic interconnection market. France Telecom was designated as exerting a significant influence on the market for public fixed line telephony service.

France Telecom’s interconnection terms effective as of January 1, 1998 have been published in a catalog containing the principal interconnection rates, the list of interconnection access points, the conditions for connection of third-party network operators to these access points, the support services provided by France Telecom, the terms and conditions that applied to the selection of the carrier (call-by-call or preselection), the leased line interconnection to other operators and an offer of partial leased lines and end links.

The interconnection rates of an operator deemed to have significant influence on the fixed line telephony market must reflect the relevant costs. In its decision no. 02-1027 of November 5, 2002, the ART established the long-term average incremental costs as a benchmark for France Telecom’s interconnection rates by replacing the relevant average book costs used until then.

On November 13, 2003, the ART approved France Telecom’s 2004 interconnection catalog (decision no. 03-1231). The catalog’s rates are based on the long-term average incremental costs. The principal changes involve a change in the mechanism for invoicing on behalf of third parties (rate reassessment and extension of the system to send a reminder letter starting in June 2004), financial penalties on the maximum time period for activating preselection and delivery of end lines, and a reduction in some deadlines for delivering interconnection resources. The ART wanted the technical and pricing terms for transit indicated in the 2003 catalog to be maintained, pending completion of the market analysis process and a formal decision on this point.

Unbundling of the Local Loop

The local loop is the network’s physical copper line circuit that connects the main cross-connect box with the end point located on the customer’s premises.

In October 1999 in France, the ART published the results of a public hearing on fostering competition in the local telephony services market. The ART noted, in particular, the importance of unbundling the local loop in light of the growing demand for broadband data services.

A decree dated September 12, 2000 (“decree relating to the local loop”) requires dominant operators (currently only France Telecom) to honor reasonable requests for access to their local loop infrastructure. This decree, which opens the local loop to competition, became effective on January 1, 2001.

On December 18, 2000, the European Parliament and European Council adopted a regulation on unbundled access to the local loop. This regulation requires that all operators with significant influence in the provision of fixed line public telephone networks provide fully unbundled or shared access to the local copper loop by December 31, 2000.

Access to the local loop means either:

■	the incumbent operator provides access to all frequency widths in the copper metallic part of its network (full unbundled access to the local loop); or

■	the incumbent operator makes the “high” frequency band of the copper loop available to the third-party operator, while the low frequency band (telephone service) continues to be managed by France Telecom (shared access to the local loop).

Pursuant to the local loop decree, access to the local loop also includes associated services, such as the supply of the information necessary to implement access to the local loop, an offer to co-localize the equipment on France Telecom’s premises and an offer to allow the connection of this equipment to the networks of those requesting access. Access to the local loop will be provided pursuant to a private contract (convention de droit privé), which must be forwarded to the ART within ten days of its signature.

Pursuant to the local loop decree, rates for unbundled access to the local loops must be oriented towards costs. The network components must be valued on the basis of their average long-term incremental costs. Pursuant to Article D. 99-24 of the French Postal and Telecommunications Code, the ART established the nomenclature for pertinent costs and published the calculation method for average long-term incremental costs in a decision dated October 31, 2000.

The regulation adopted by the European Parliament and European Council on December 18, 2000 grants the ART the power to impose modifications on France Telecom’s reference offer for unbundled access to the local loop. The ART has exercized this power on several occasions.

France Telecom has formed two appeals before the Conseil d’Etat. One appeal is against ART decision no. 01-355 dated February 8, 2001 and decision no. 01-258 dated March 2, 2001 and the other appeal is against decision no. 02-323 dated April 16, 2002 requiring France Telecom to modify its reference offer. These appeals do not have a suspensive effect.

In a decision dated April 23, 2003, the Conseil d’Etat partially rejected the appeal formed by France Telecom against ART decision no. 01-135 dated February 8, 2001. The Conseil d’Etat decided to suspend its decision on the issue relating to the amount of rates and service access fees and cancellation fees, to await the results of expert findings that strive to “estimate the time necessary to conduct technical and administrative operations that would be justified by demand for unbundled access to the local loop or the cancellation of this access” and to “evaluate, abiding by principles related to rates and taking into account the costs cited in the arguments of the present decision and taking into account available accounting data as of February 8 and March 2, 2001, the hourly cost of France Telecom personnel used for these operations.”

Since that time, other offers have been published by France Telecom. The latest was published on December 12, 2003.

Rate Policy for Fixed Line Telephony

France Telecom’s rates for the services included in universal service (see “– Universal Service”) are governed by special regulatory requirements under the December 27, 1996 cahier des charges. These requirements stipulate that the rate policy concerning universal service must be set by a multi-year contract between France Telecom, the minister responsible for telecommunications and the Minister of the Economy, Finance and Industry. As of this date, the implementation of the LRT has resulted in the signature of a rate agreement adopted in late 1997. For a description of France Telecom’s rate policy for fixed line telephony, see “– 4.3.2.3 Fixed Line, Distribution, Networks, Large Customers and Operators – Telephone Communication and Subscription Offers and Rates”.

With respect to fixed line telephone calls made to mobile telephones, the ART hosted a round table discussion in early 1999 with the three principal French wireless operators: Orange France, SFR and Bouygues Telecom. The meeting was held to discuss the prices for calls made from fixed line telephones to mobile telephones.

On November 16, 2001, the ART published decision no. 01-970 and decision no. 01-971 concerning the level of Orange and SFR call charges and set a maximum price for 2002, 2003 and 2004. Price cuts for completing calls from these wireless operators were defined in specific terms: 15% in 2002, 15% in 2003 and 12.5% in 2004. The ART made these price cuts official through its decisions to validate the rate proposals made by Orange and SFR.

Prior to November 1, 2000, the rates for calls made to mobile telephones from a fixed line telephone were set by the wireless operator. Since that date, the rates for calls made to mobile telephones from a fixed line telephone have been set by the fixed line operator. Following this decision, and because of the reduction in call termination rates (the price that the fixed line operator pays to the wireless operator to complete the call on the wireless network), France Telecom lowered the rates for calls for the end customer and proposed a number of pricing options. See “– 4.3.2.3 Fixed Line, Distribution, Networks, Large Customers and Operators – Telephone Communication and Subscription Offers and Rates”.

Numbering

The attribution of a numbering resource is still subject to an individual decision made by the ART, according to the terms provided for by the rules relating to the national numbering plan (decision no. 98-75, dated February 3, 1998) that have remained intact given their compatibility with the “Authorization” directive.

Nevertheless, in order to take the new system of declaration into account, when an operator whose activities are subject to this system, wishes to request numbering resources, it must provide the receipt of declaration or the reference number of the authorization decision.

For activities that are not subject to this declaration system, the attribution of numbering resources remains subject to the system in effect before July 25, 2003.

The ART establishes and administers the national numbering plan which guarantees users equal and easy access to the different telecommunications networks and services and equivalent numbering formats. The ART initiated an inquiry to modify the rules for managing numbering as set forth in decision no. 98-75 of February 3, 1998, particularly with respect to assigning 3BPQs. This consultation has not yet been the subject of an inquiry report by the regulator, and has not modified the rules relating to the national numbering plan.

Since January 1, 1998, the operators required to publish an interconnection catalog (in reality, France Telecom alone) are required to allow their customers to select a long distance carrier on a call-by-call basis by entering an assigned numeric prefix when calling. Seven long distance carriers, including France Telecom, were assigned a one-digit prefix. The ART could, however, recover several of these prefixes in 2004 and initiate a consultation to determine their usage (reassignment, opening new tranches of short numbers, etc.). The other operators have a four digit prefix.

Since January 17, 2000, subscribers can opt to preselect their long distance operator. This allows them to access their operator’s network without having to use a one-digit prefix. Preselection of operators was expanded to include calls to mobile telephones in November 2000 and has been extended to local calls since early in 2002, at the choice of the carrier operator.

Since November 13, 2003, France Telecom has been marketing the “Keep your number” service throughout continental France. This service allows residential, professional or business customers to keep the use of their fixed geographic number(s) in the event of an address change within the same “basic numbering zone”. This rate is billed at €20.90 excluding VAT (€25.00 including VAT) per number maintained on single analog lines, €40.00 excluding VAT (€47.84 including VAT) per number maintained on groups of analog lines or Numéris access and €80.00 excluding VAT (€95.68 including VAT) to maintain numbers on Numéris Duo or Numéris Itoo access.

Number portability for mobile telephones has been available since June 30, 2003.

UMTS Licenses

The procedure for awarding UMTS licenses in France was described in the notice relating to “the terms and conditions for awarding licenses to introduce third-generation wireless systems in France” from the Ministry of the Economy, Finance and Industry, which was published in the French Journal Officiel on August 18, 2000. Only Orange France and SFR submitted applications and were awarded UMTS licenses by the French government. Of the four UMTS licenses, two remained unallocated at that time.

In October 2001, the French State decided to reschedule the payment of the UMTS license fees. The original €4.955 million, payable in several tranches, was replaced with the following payment schedule:

■	a lump-sum license fee of €619 million, which was paid by Orange France and SFR in September 2001; and

■	an annual license fee of 1% of UMTS sales.

On December 29, 2001, the Minister of the Economy, Finance and Industry held a second bidding process for two additional UMTS licenses (see the notice published in the French Journal Officiel on December 29, 2001). The deadline for bidders to file was May 16, 2002. Only Bouygues Telecom submitted a bid and was awarded a UMTS license by an order on December 3, 2002. At the time of this award, the government modified the cahier des charges for Orange France’s UMTS license.

Each of the three licenses is awarded for a period of 20 years and each operator will receive the same number of frequencies, i.e., 2 x 15MHz in the paired bands and 5MHz in the non-paired bands.

Furthermore, the bid specifications contained a certain number of specific minimal obligations for coverage:

■	after two years, at least 25% of the population must have access to voice transmission services and 20% of the population must have access to data transmission services;

■	after eight years, at least 80% of the population must have access to voice transmission services and 60% must have access to data transmission services.

UMTS operators that do not have a GSM network may complete their network coverage, during the first few years of deployment, as a result of national roaming between GSM and UMTS networks. They will also be able to access existing sites in the same manner as their competitors.

For information regarding risks specifically related to UMTS licenses, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business - The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect France Telecom’s business, financial condition and results of operations”.

Rights of Way and Easements

Public network operators benefit, on an equal basis, from a right of way over public roads, in consideration for a fee paid to the public domain manager under a highway permit, and provided that this right of way is not incompatible with the normal allocation of the public domain. Where they enjoy easements on private property they must obtain permission from the competent local authority and, if necessary, compensate the owners.

An operator who already benefits from a right of way or an easement may have to accept shared use of its existing facilities with other operators, to the extent that this use does not compromise, in the case of France Telecom, its own public service mission. Any disputes resulting from this situation may be submitted for arbitration to the ART, which must hold a public hearing for all interested parties. These operators may also benefit, under certain conditions and with the permission of the competent authority, from radio frequency easements to guarantee the optimal transmission of electromagnetic signals.

Limitations on Foreign Investments

Under the LRT, licenses covering the operation of public networks which involve the use of electromagnetic frequencies may not be granted to a company in which more than 20% of the share capital or voting rights are held, directly or indirectly, by foreign nationals or foreign companies. A license already granted to a company that later becomes controlled under the aforementioned conditions will be revoked. These limitations do not apply to ownership by individuals or legal entities from a Member State of the European Union, or a party to the agreement on the European Economic Space, or to states with which France has entered into reciprocity agreements.

Coordination Between the Regulatory Authorities and Competition Authorities

French competition law prohibits the abuse of a dominant market position and the distortion of competition through collusion by market participants in a particular market. Since full deregulation of telecommunications services on January 1, 1998, France Telecom is subject to these regulations in all of its businesses. The LRT provides that the Chairman of the ART must refer any unfair competition practices in the telecommunications market of which he has knowledge to the French Conseil de la concurrence. The Chairman may also seek an opinion from the Conseil de la concurrence on all other matters within its jurisdiction. The Conseil de la concurrence notifies and may seek the opinion of the ART on any matters referred to it that are within the ART’s jurisdiction.

4.12.3 REGULATIONS IN THE UNITED KINGDOM

Overview

France Telecom is engaged in various business activities in the United Kingdom. These consist mainly of wireless communications via Orange, worldwide IP and data transfer services via Equant, and Internet access following Wanadoo’s acquisition of Freeserve. The developments discussed below primarily concern wireless telephony.

The operation of a wireless telecommunications network and the provision of wireless telecommunications services in the United Kingdom are regulated by the 1984 Telecommunications Act, the 2003 Communications Act, and the 1949 and 1998 Wireless Telegraphy Act (WTA). The Director General of Telecommunications was responsible for telecommunications regulations pursuant to the Telecommunications Act and the Communications Act, and also directed the Office of Telecommunications (OFTEL), the telecommunications regulatory authority. The powers of the Director General of Telecommunications were transferred to the Office of Communications (OFCOM) on December 29, 2003. As of that date, OFCOM’s board has been responsible for regulating telecommunications in the United Kingdom. On December 29, 2003, the responsibilities of the Radiocommunications Agency, which was responsible for awarding and regulating the use of frequency spectrums under the WTA, were also transferred to the OFCOM.

The operation of a wireless telecommunications network requires a license under the WTA. Orange UK has obtained the relevant licenses to operate GSM and UMTS networks. Orange offers public wireless telephony services to its customers pursuant to the General Condition of Entitlement (GCOE) under the Communications Act. Freeserve and Equant are also licensed under the GCOE to provide telecommunications services to their customers.

In addition to applicable legislation in the United Kingdom and the terms and conditions of the licenses granted to France Telecom, United Kingdom telecommunications policy is also contained in a number of United Kingdom Government announcements and White Papers, and OFTEL advisory documents and statements. It is also subject to European legislation. The United Kingdom has transposed, or is transposing, all relevant EU telecommunications legislation.

OFTEL Market Studies

Under the new European regulatory framework implemented in the United Kingdom via the Communications Act of July 17, 2003, the national regulatory authorities in the European Union are required to conduct market studies. These studies are designed to assess whether certain players are exercising a significant influence on the market and, if this is the case, to define the obligations ex ante to be imposed on these players. In anticipation of the future regulatory framework, OFTEL launched several market studies in the spring of 2003, two of which concern the wireless telecommunications market. A third market study on international roaming is pending, since a European Commission inquiry on roaming is now in progress.

In its study of the market for wireless calls, the OFTEL concluded that no wireless operator in the United Kingdom exerted a significant influence on the market, either separately or jointly. As a result of these conclusions, the OFTEL terminated any obligations ex ante that applied to Vodafone and O2, previously considered as exerting a significant influence on the market. Thus, Vodafone and O2 will no longer be required to provide wireless communication time to independent providers.

In its study on wireless call termination rates, the OFTEL published its preliminary conclusions in May 2003 in a consultation report. The OFTEL concluded that all wireless operators in the United Kingdom exert a significant influence on the market with respect to termination rates for 2G voice calls. Consequently, the OFTEL is proposing a reduction in the Retail Price Index (“RPI”) rates of 14% RPI over three years for Orange and T-Mobile and 15% for Vodafone and O2. This proposal follows the recommendations issued by the Competition Commission after its study in 2002. The OFCOM plans to update this market study and implement the regulations in early 2004.

Creation of OFCOM

On December 12, 2000, the United Kingdom Government published a Telecommunications White Paper which included measures to change the regulatory framework of the telecommunications industry. In response to the converging nature of telecommunications, broadcasting and Internet services, the United Kingdom Government proposed that the five sector-specific regulatory bodies (OFTEL, Radiocommunications Agency, Independent Television Commission, Broadcasting Standards Commission and the Radio Authority) covering these markets be consolidated into one regulatory body for the communications sector: the Office of Communications, or OFCOM. The primary objectives were: 1) to make the United Kingdom the most dynamic and competitive communications and media market in the world; 2) to ensure universal access to a choice of diverse and high quality services; and 3) to safeguard the rights of citizens and consumers. The Communications Act, enacted on July 17, 2003, defines the regulatory framework of the British communications markets as of July 25, 2003. The principal mission of OFCOM is to protect the interests of citizens and consumers by fostering competition. On December 29, 2003, OFCOM became the national regulatory authority in the telecommunications industry after the dissolution of the OFTEL and the Radiocommunications Agency.

Under the new regulatory framework, the individual operating licenses granted under the Telecommunications Act were abolished and replaced by the GCOE, which applies to all telecommunications service providers under the Communications Act. However, the licenses and principal obligations contained in the GCOE largely reflect those previously contained in the licenses.

Spectrum Allocation

Like the other wireless network operators in the United Kingdom, Orange UK has obtained licenses under the WTA that permit operators to establish and use sending and receiving stations for wireless transmissions in the operation of their mobile networks. WTA licenses allocate portions of the radio frequency spectrum to each wireless network operator.

T-Mobile (formerly One2One) and Orange UK each received 2 x 30MHz from the 1800MHz spectrum to operate a second generation network (GSM). Vodafone and O2 UK (formerly BT Cellnet) each received 2 x 17.5MHz in the 900MHz spectrum of GSM digital networks, and another 2 x 5.75MHz in the 1800MHz spectrum. Vodafone and O2 UK relinquished 2 x 4MHz of the 900MHz spectrum by shutting down operations on their analog networks.

The United Kingdom Government adopted the WTA of 1998 to allow it to set spectrum fees at a rate above the administrative cost of managing that spectrum and to allow for spectrum auctions for future services, including UMTS. The United Kingdom Government has confirmed that the existing four wireless operators will not be subject to auctions for the continued use of their current second generation spectrum allocations.

Orange UK is one of five wireless operators licensed to provide third generation wireless services in the United Kingdom using the UMTS spectrum. The other licensees are Vodafone, O2 UK, T-Mobile and Hutchison 3G. The licenses were allocated by competitive bidding in 2000. Orange UK, O2 UK and T-Mobile have each been allocated 2 x 10MHz and 1 x 5MHz of the UMTS spectrum. Vodafone has been allocated 2 x 15MHz and Hutchison 3G has been allocated 2 x 15MHz and 1 x 5MHz of the UMTS spectrum. Hutchison 3G announced the launch of commercial third generation services in the spring of 2003.

Orange UK’s WTA licenses specify the principal technical requirements with which Orange UK must comply, including, among other obligations, the management of the sites from which radio frequencies are emitted and the use of approved equipment. Inspection obligations are also stipulated. The operation of wireless telecommunications stations can be restricted or the stations can be closed down on a temporary or permanent basis by the Secretary of State for Trade and Industry if Orange UK violates its license or if undue interference is created. Orange UK may also be required to modify or restrict its use or permanently close down radio equipment in the interests of long-term spectrum planning or in the event that a state of emergency is declared. Orange UK’s 1800MHz WTA license remains in effect until Orange UK surrenders it, subject to changes or revocation by the Secretary of State for Trade and Industry.

Following public hearings held by the Radiocommunications Agency on the policy issues surrounding the use of license-exempt spectrums for public telecommunications services, the British government enacted the Wireless Telegraphy (Exemption) Regulation 2003, which became effective on February 12, 2003. This regulation establishes a frequencies spectrum that is not licensed for commercial public access services such as WLANs and Bluetooth, and allocates additional bands for wireless equipment and broadband nomads. Orange UK believes that, with the adoption of an appropriate regulatory framework, the roll out of such technologies using license-exempt spectrums will complement the services offered over its UMTS spectrum.

Interconnection Policy

Wireless systems must connect with the telecommunications systems of other public telecommunications operators, both fixed line and wireless, in order to complete calls that do not originate or terminate on their systems. Operators’ rights and obligations to interconnection are governed by the Communications Act which transposes the EU “Interconnection” directive. If, after negotiation between the parties, certain interconnection terms cannot be agreed on by the operators, the Director General of Telecommunications (now OFCOM) may be asked to determine such terms. In addition, OFCOM has the power to review the terms of an interconnection agreement on his own initiative.

The OFTEL has determined that British Telecom and Kingston Communications (Hull) Limited exert a significant influence in the fixed line and leased line markets in which they operate. The OFTEL has also held that British Telecom exerts a significant influence on the domestic interconnection market. British Telecom and Kingston Communications (Hull) Limited are also subject to certain additional obligations. No wireless operators have been determined to exert a significant influence in the national market for interconnection and so the principles of transparency and cost orientation do not apply to the four wireless operators in the United Kingdom market. However, as noted above, the OFTEL has proposed that price controls be imposed on the wireless interconnection rates of the four operators.

Interconnection Agreement with British Telecom

Orange UK first entered into an Interconnection Agreement with British Telecom in July 1993.

Under the Interconnection Agreement, Orange UK and British Telecom are obligated to interconnect their respective telecommunications systems and keep them interconnected. Orange UK was also required to order from British Telecom, which was required to provide, enough interconnection circuits to handle projected or actual traffic. British Telecom and Orange UK must make a reasonable effort to provide sufficient switching capacity to handle the traffic volumes on each interconnection path and to guarantee that the call completion rates at peak usage periods do not fall below those normally encountered in Orange UK’s system. The interconnection agreement also provides for the leasing of fixed lines from British Telecom.

Orange UK has negotiated, or is currently negotiating, with other public telecommunications operators for direct interconnection if and when justified by call traffic. Such connections would reduce the need to route calls through British Telecom.

Price Regulation

Wireless telecommunications rates in the United Kingdom are not generally subject to the prior approval or review by regulatory authorities. Only British Telecom, as the dominant fixed line operator with a significant influence on the market because of its former monopoly, is limited by retail price restrictions imposed by OFCOM.

Portability of Wireless Numbers

Telephone number portability permits customers to keep their telephone numbers when changing telecommunications operators. Since January 1, 1999, all holders of wireless public telecommunications operator licenses have been obliged to provide and have offered portability of mobile telephone numbers on request, subject to certain conditions. In October 2001, a new industry number transfer procedure was adopted by the OFTEL, reducing the standard transfer time from 28 calendar days to seven calendar days. The OFTEL announced on December 20, 2002 that it intended to work with the telecommunications industry to improve the system of wireless number portability, in particular when a network is forced to cease operations.

Competition Act

The United Kingdom Government enacted a new Competition Act, which came into force on March 1, 2000. It grants powers to the industry-specific regulators and to the Director General of Fair Trading for the prohibition of anti-competitive agreements, concerted practices and abuses of a dominant position.

The Competition Act gives the Director General of Telecommunications (and eventually OFCOM’s Board) powers that may be exercised simultaneously with the Director General of Fair Trading concerning “commercial activities relating to telecommunications”. One effect of the Competition Act is that third parties appearing before the United Kingdom courts can bring enforcement actions directly against telecommunications operators that violate the prohibitions, and seek damages, rather than having to wait for the Director General of Telecommunications to adopt a final order to enforce the conditions of the operators’ license, as is the case under the Telecommunications Act.

The Enterprise Act was promulgated on November 7, 2002. Among other things, this act introduces several changes to the body of competition law with respect to merger rulings. In addition, the law allows a certain number of representative consumer organizations to file “super complaints” with the Office of Fair Trading, asking it to investigate any characteristic or any group of characteristics of a United Kingdom market that appears to be sufficiently harmful to the interests of consumers. To date, no consumer organization has been appointed for this purpose by the Secretary of State. The Department of Trade and Industry is responsible for establishing the criteria for appointment and beginning the nominations in 2003, at a date to be determined by the British government.

E-money Regulations

The Financial Services and Markets Act of 2000 (Regulated Activities) Amendment Order 2002, which entered into force on April 27, 2002, stipulates that providing electronic money services is a regulated activity that is to be licensed by the Financial Services Authority (FSA). Discussion continues in the United Kingdom and the European Union in order to clarify to what extent wireless services fall under the definition of electronic money for the purposes of regulatory supervision.

4.12.4 OTHER EUROPEAN REGULATION

As of December 31, 2002, France Telecom was operating in 15 European countries other than France, ten of which are EU member states. France Telecom closely follows the national legislation and regulations that these countries are now adopting to transpose the European directives to ensure that these transpositions reflect the spirit of the new directives, or the steady elimination of industry regulation ex ante.

The France Telecom group operates in two of the ten countries that will be joining the European Union on May 1, 2004 as part of its expansion. The first is Poland (through its shareholding in TP Group and PTK Centertel) and the other is Slovakia (through Orange S.A.’s shareholding in Orange Slovensko). In addition, at its meeting in Copenhagen on December 12 and 13, 2002, the European Council confirmed its intention to admit Bulgaria and Romania to the Union in 2007. In Romania, Orange has a majority shareholding in the wireless telephony operator, MobilRom. The candidate countries are obliged to adhere to a program of rapid liberalization in the telecommunications sector, in order to meet the criteria for admission to the European Union.

On April 1, 2002, the Polish telecommunications act established the URTiP as the industry’s regulatory authority. The URTiP designated TP Group, the traditional operator, as a “dominant” player in the market, which creates obligations for TP Group, which are still being negotiated, notably with respect to interconnection. Amendments to the 1998 Telecommunications Act transposing the European Union’s regulatory framework took effect on October 1, 2003. The international telecom market has been entirely deregulated since January 1, 2003. As part of the EU’s expansion, Poland did not negotiate a transition period with the EU in the telecommunications area. This means that when it gains membership on May 1, 2004, it will implement the new European directives and bring its own national laws into compliance.

4.13 INSURANCE

France has adopted an insurance plan to cover its principal risks. This insurance plan has been underwritten by major insurance and reinsurance providers to cover the risk of damages to physical assets, operating losses, transport and legal liability for third party damage linked to France Telecom’s services and corporate purposes, incurred by third parties, including customers.

There was a major premium increase in 2003 due to stricter underwriting terms imposed by the insurance and reinsurance markets.

The cost of covering France Telecom S.A. in 2003 amounted to approximately €40.4 million, €38.8 million of which was for insurance premiums. This compares with a cost of approximately €29.3 million in 2002 and approximately €20.4 million in 2001. This cost in 2003 breaks down by risk category as follows:

■	liability coverage: approximately €16.2 million;

■	auto insurance coverage: €5.5 million;

■	damage to assets and operating losses: approximately €18.7 million.

In addition to the costs paid by France Telecom S.A. are those paid by the subsidiaries covered by the Group’s insurance policies. This amount totaled approximately €13.8 million in 2003 (up from €9.9 million in 2002 and €6.7 million in 2001).

These policies are being gradually extended to cover the Group’s French and foreign subsidiaries, with the notable exception of Orange UK and Equant, which both have their own coverage. The purpose is to equalize risk coverage and streamline risk management as well as to control the corresponding insurance costs.

Since the end of 2002, given the state of the markets for insurance and reinsurance in this area, the Group self-insures its poles and open-wire lines for its telephone network against the risks posed by natural disasters.

These policies reflect the nature of the risks incurred by France Telecom and are in line with the accepted terms and conditions for groups of similar size and similar business activities worldwide, particularly with respect to guaranty limits.

France Telecom carries insurance against civil liability risks incurred from the use of substances or products that pose environmental hazards as discussed in ”– 4.14 Environmental Policy”. The risks due to the use of CFCs, Halon and PCBs are covered under the current plan, with the exception of PCBs, which have been excluded from France Telecom S.A.’s plan since April 2003. The Group did not file any claims against the insurance policies in question with respect to these risks.

France Telecom believes it maintains a level of self-insurance that is appropriate for the risks it encounters. Over the past eight years, the number of accidents affecting the above-ground network of France Telecom S.A. has not, on average, exceeded €14.4 million per year, except for exceptional disasters in terms of frequency and intensity. For example, in 2000, the damage relating to the December 1999 wind storms amounted to €150 million.

In addition, within the framework of its risk management policy, France Telecom regularly identifies risks relating to its activities through site visits in tandem with its internal engineering services and those of its principal insurers. This type of risk management allows France Telecom to detect potential risks and evaluate them to ensure that the insurance coverage in place continues to be appropriate.

4.14 ENVIRONMENTAL POLICY

France Telecom believes that its activities as a telecommunications operator present no major risks for the environment. In fact, the operations of France Telecom do not use any production process that seriously threatens rare or non-renewable resources, natural reserves (water, air), or biodiversity.

However, to meet the needs of its activities and, in particular, to operate its telephone switching centers, France Telecom does use certain facilities, products or substances that could present risks for the environment, which are subject to specific environmental regulations that, in particular, govern Classified Facilities for the Protection of the Environment (the Installations Classées pour la Protection de l’Environnement or “ICPE”), as well as the emission and disposal of waste products. These risks, which are continually the subject of in-depth study by France Telecom, have led the Group to adopt action and prevention programs.

At December 31, 2003, France Telecom identified approximately 2,450 Classified Facilities in France that are subject to declaration and 13 facilities that are subject to authorization because of the co-existence on these sites of several air conditioned facilities and/or battery charging stations. Files on all of the Classified Facilities have been filed with various French Prefects and a maintenance program has been initiated to ensure compliance with environmental legislation.

A process to identify and evaluate the risks presented by the industrial sites was completed in 2003. It also included slightly fewer than 2,000 other sites that, although they are not subject to the Classified Facilities regime, include a hydrocarbon tank.

France Telecom believes that its facilities are generally in compliance with environmental regulations. Any costs that may be necessary to bring them into compliance are not likely to have a significant impact on France Telecom’s financial position.

Some of France Telecom’s facilities include or use products or substances that may present significant environmental risks. This is the case for the CFCs contained in the cooling systems for the telephone switching centers, or the halon in the fire extinguishers. Some electric transformers also contain PCBs, the gradual elimination of which is scheduled to occur by 2007 in accordance with current legislation.

The programs to eliminate gases and toxic substances (CFCs, Halon, PCBs), along with other action plans, have been covered by a master agreement signed in 2002 with the French Environmental and Energy Control Agency (the Agence de l’environnement et de la maîtrise de l’énergie or “ADEME”). This constitutes a guarantee of their compliance with regulations.

France Telecom believes that the costs related to the implementation of these programs are not likely to have a significant impact on its financial position. However, accidents related to these products or substances could result in substantial negative consequences.

The activities of France Telecom generate the following principal waste products, for which France Telecom monitors and controls the elimination procedure: electric and electronic equipment at the end of life or coming from telephone switching centers, batteries and accumulators, cables and treated wood poles. Twelve channels have been established to manage wastes and used products. In each channel, processes have been defined for reusing, recycling and recovering materials or eliminating them using controlled industrial processes. For each category of wastes, a process of collection, followed by recycling or elimination has been implemented, most often through contracts with qualified outside service providers.

A special program has been initiated to ensure that the procedures for the collection and recycling of electrical and electronic equipment after use comply with the DEEE European Directive, which should be transposed into French law in the first half of 2004.

France Telecom believes that the costs for the implementation of these programs are unlikely to have a significant impact on its financial position.

France Telecom’s activities require the use of thermal installations such as boiler rooms and generators, which result in emissions of CO2 and greenhouse gases. After determining total energy use in 2002 (electricity and fuels) and after consolidating the management tools in 2003, an energy saving program will be initiated in 2004. With this action, France Telecom plans to contribute to limiting the production of greenhouse gases.

France Telecom believes that the costs for the implementation of these programs are unlikely to have a significant impact on its financial position.

Aerial poles and telephone lines have an impact on landscapes. France Telecom is contributing to the funds necessary to bury these telephone lines in accordance with the legislation in force on classified and protected sites and in cooperation with the local and national authorities responsible for natural and cultural heritage. These operations have led to the elimination in France of 34,000 poles and 1,400 km of cable.

France Telecom believes that the costs for the implementation of this program are unlikely to have a significant impact on its financial position.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 OVERVIEW

Evolution of the Group

A global telecommunications operator, France Telecom operates in France and internationally in each of the following areas of activity: fixed line telephony, wireless telephony, Internet and data transmission services for businesses. France Telecom currently serves 117.1 million customers worldwide.

In recent years, the European market for telecommunications has grown rapidly as a result of the culmination of a number of factors: the globalization of trade, the increasing consolidation of European markets, the rapid growth of wireless telephony, the advent and growth of the Internet and the development of data exchange.

Within this framework and in an increasingly competitive environment, from 1999 to 2002 France Telecom pursued a strategy for the development of new services and accelerated its international development through external growth with the goal of reaching critical mass in high growth markets on the European level, particularly in the wireless and Internet markets. France Telecom’s strategy is reflected in the change in composition of its revenues: in 1996, fixed line telephony in France (excluding the Internet) represented 67% of France Telecom’s consolidated revenues, while in 2003 it represented only 29%.

These strategic investments could not, for the most part, be financed through equity, leading to a significant increase of France Telecom’s debt.

Through the launch of the “Ambition FT 2005” Plan at the end of 2002, the success of the parts of this plan aimed at refinancing the Group’s debt, the strengthening of shareholders’ equity and the positive results of the TOP Program in 2003, the Group was able to loosen its financial limitations and pursue significant debt reduction.

This allowed the Group to fully dedicate itself to the development of its strategy as a global operator, through the launch of growth initiatives and by anticipating changes in the telecommunications industry.

The telecommunications market is undergoing a transformation. Customers now dispose of a broad selection of communication tools with highly developed options for use, but offers made to customers remain fragmented. Indeed, the world of telecommunications continues to be divided into distinct networks and services (fixed line, wireless, Internet). The goal of a global operator such as France Telecom is to place the customers’ concerns at the forefront of its services, in order to offer an integrated universe of communication, regardless of the handset or network used.

To achieve this, France Telecom intends, in particular, to rely upon its portfolio of key assets.

France Telecom possesses a full portfolio of activities (fixed line, wireless, Internet) which address all types of customers (consumers, small – and medium – sized businesses and multinational corporations) and uses (personal, home, professional) in a majority of environments (home, office, travel, mobility). These activities provide the Group with optimal advantages to provide customer satisfaction and to develop comprehensive offers.

Business Segments

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has identified, starting from the first six months of 2003, the following six business segments:

-	The “Orange” segment, which includes mobile telephone services worldwide, in France and in the United Kingdom, as contributed to Orange S.A. in 2000, including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

-	The “Wanadoo” segment, which includes Internet access services, portals, e-Merchant sites and directories, organized under Wanadoo S.A. since 2000.

-	The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, which includes the fixed line services of France Telecom, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, commercial agencies, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchasing) and the information system division.

-	The “Equant” segment, which includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses.

-	The “TP Group” segment, which includes since April 2002, TP S.A., the historic Polish operator and its subsidiaries, the main one being PTK Centertel for wireless activities.

-	The “Other International” segment, which includes other subsidiaries in the rest of the world, whose main activities include fixed line telephony outside France and certain mobile activities of the France Telecom Group that were not contributed to its subsidiary, Orange S.A.

Compared to the former segmentation (“Orange”, “ Wanadoo”, “Fixed line, voice and data services – France”, and “Fixed line, voice and data services – Outside France”), the change mainly consisted of reallocating entities of the segment formerly named “Fixed line, voice and data services – Outside France” to the following new segments: “Equant”, “TP Group” and “Other International”, in order to allow for a better understanding of the Group’s results of operations from its worldwide services of data transmission to businesses and as a telecommunications operator in Poland. These activities represent important strategic positions for the Group’s configuration otherwise fulfilled through its listed subsidiaries.

France Telecom’s segments evolve to reflect changes in its activities and organization.

Orange, France Telecom’s mobile telecommunications business, contributed 35.5% of the France Telecom group’s consolidated revenues in 2003, up from 33.0% in 2002 and 31.4% in 2001. The increase in this contribution is mainly due to the acquisition of Orange plc in 2000 and organic growth at Orange. Orange’s revenues consist of network revenues (revenues from voice, data and SMS generated through the use of the wireless network and including both the traffic generated by its own customers and those of other roaming operators on its network) as well as the revenues generated by the sale of equipment and other sources of revenue (such as portals, content, publicity, sales of handsets and accessories and brand licensing fees). Orange’s strategy is to increase all revenues, and in particular revenues from “non-voice” services, such as SMS, which have increased significantly over the last three years. Orange’s operating expenses include, in particular, the cost of acquiring customers and increasing their loyalty to the Orange brand. In most countries where Orange operates, the customer acquisition costs have diminished, while the customer retention costs have risen, reflecting the evolution of the Orange strategy towards a policy focused on clients (with subscription plans) who generate significant revenues rather than on the acquisition of new customers. As Orange UK’s revenues and costs are in pound sterling, exchange rate fluctuations have a significant impact on these amounts as reported in euro by France Telecom. To a lesser extent, Orange’s international activities, particularly in Egypt and Romania, are also subject to exchange rate fluctuations. In order to ensure its future growth using new technologies, Orange invested significantly to obtain licenses for UMTS services. Orange estimates that it will make investments in its network in order to roll out UMTS services over the coming years.

Wanadoo, France Telecom’s Internet business for the general public, which also includes online and paper directories, contributed 5.4% of the France Telecom group’s consolidated revenues in 2003, up from 4.1% in 2002 and 3.4% in 2001. This business has mainly grown organically, although Wanadoo has made several significant acquisitions in 2002 and 2001, including the U.K. operator, Freeserve, the directories publisher, QDQ Media, and the Internet services provider, eresMas, in Spain. Wanadoo’s revenues are generated by Internet access fees, revenues from advertising on Wanadoo’s portals and in its directories, and e-merchant sales. Revenues vary as a function of the number of active customers, in particular broadband customers and customers with subscription plans, and the total number of active users, whether or not Wanadoo customers. Operational profitability is increasing, in a context marked by Wanadoo’s efforts to sustain its growth by acquiring new clients and promoting the upgrading of clients to paid access plans and broadband.

Fixed Line, Distribution, Networks, Large Customers and Operators constitutes the core of France Telecom’s business as the historical fixed line operator in France. It contributed 41.8% of the France Telecom group’s consolidated revenues in 2003, down from 44.3% in 2002 and 50.2% in 2001. Revenues in this segment are mainly derived from (i) fixed line traffic (subscriptions and customers’ telephone communications, online services, payphone and card services), (ii) Internet access (low speed access through the switched telephone network, high speed ADSL access), (iii) data services for businesses (data networks and leased lines), (iv) marketing of equipment for fixed and wireless services, (v) cable television and (iv) operators’ services (national interconnection in France, services to international operators). The revenues vary due to the impact of several market trends, the most important of which are increased competition from other fixed line service providers, regulatory changes and the expansion of services offered. These trends have resulted in lower communication rates, in particular, for long-distance calls, decreased volumes of traffic for local and long-distance calls and, since January 1, 2001, unbundling of the local loop. The negative impact of these trends has been partially offset by increased revenues from subscriptions to newer services, such as telephone communications with low speed Internet access, today replaced by wholesale sales of ADSL services to Internet access providers. The revenues of this segment can be categorized according to three markets (general public, businesses and operators), each with different development characteristics, which facilitate an understanding of the evolution of overall revenues. As a result of the modernization of the network and a policy of streamlining and optimization boosted by the TOP Program, investment expenditures for this segment have significantly decreased over recent years. The focus has been on the areas of growth (Internet, broadband, ADSL). However, the investments are increasing to ensure the continued development of ADSL networks. France Telecom’s goal is to provide ADSL coverage for 95% of the population in France by 2005.

Equant contributed 5.0% of the France Telecom group’s consolidated revenues in 2003, in contrast to 6.1% in 2002 and 5.0% in 2001. France Telecom acquired a majority stake in Equant in 2001 through, first, the sale by France Telecom of Global One Communications World Holding BV and Global One Communications Holding BV to Equant in exchange for Equant shares and, second, through the exchange of France Telecom shares for Equant shares held by SITA (a Belgian conglomerate grouping together aerial businesses which were previously shareholders of Equant). Equant’s revenues are derived mainly from network revenues (network contracts signed with direct or indirect clients for data transmission and network support services attached to those contracts) and integration services (support activities, network engineering, and installation services and maintenance of the network equipment). Equant recently announced a growth strategy focused on the development of integrated communications services for multinational corporations. Most of Equant’s revenues and costs are in U.S. dollars and therefore exchange rate fluctuations have a significant impact on these amounts as reported in euro.

TP Group, comprehensively consolidated since April 1, 2002, contributed 9% of the France Telecom group’s consolidated revenues in 2003, in contrast to 7.4% in 2002. TP Group is the historic telecommunications operator in Poland and has become an integrated operator with significant wireless activities undertaken through PTK Centertel, and has an Internet presence through TP Internet. Revenues in this segment are mainly derived from fixed line traffic, although the percentage of revenues from wireless activities, ADSL usage and data transmission has increased. As an integrated telecommunications operator, TP Group’s revenue generation is similar to that of France Telecom’s fixed line activities and its Orange and Wanadoo segments. As TP Group’s revenues are in Polish zloty, exchange rate fluctuations impact these amounts as reported in euro.

Other International contributed 3.3% of the France Telecom group’s consolidated revenues in 2003, in contrast to 5.0% in 2002 and 10.1% in 2001. Revenues in this segment are mainly derived from fixed line traffic, in particular from Uni2 in Spain, and vary due to the same types of market trends that affect France Telecom’s fixed line activities in France. Revenues in this segment are affected by exchange rate fluctuations, since certain subsidiaries of this segment report their revenues and incur costs in currencies other than the euro.

As a result of the development of activities such as wireless communications and general public Internet, in France and abroad, in addition to the improvement of performance and the streamlining of costs (essentially through the TOP Program applied in 2003), France Telecom improved its operating profitability during the period from 2001 to 2003, and in particular in 2003. This is measured by the ratio of operating income before depreciation and amortization over total revenues and it has evolved, as indicated in the table below, both at the Group level, and at the level of each segment.

	Year ended December 31,

Operating income before depreciation and amortization / Revenues	2003	2002 (historical)	2001 (historical)
France Telecom (consolidated group)	37.5%	32.0%	28.6%
Orange segment(1)	36.7%	30.1%	21.8%
Wanadoo segment(1)	13.3%	4.4%	(4.1)%
Fixed Line, Distribution, Networks, Large Customers and Operators(1)	34.9%	31.2%	32.2%
Equant segment(1)	9.9%	6.3%	(7.4)%
TP Group segment(1)	44.7%	41.8%	—
Other International segment(1)	37.5%	32.3%	33.1%

(1)	Segment data is presented before inter-segment eliminations.

Organization of this Operating and Financial Review and Prospects

The subsequent sections of this Section 5.1, “Overview”, present (i) the principal operating results and the principal net income and debt figures for the Group for the period presented, (ii) a discussion of the results in 2003 of the Ambition FT 2005 plan, and (iii) a discussion of anticipated trends.

The following sections of this Item 5, Operating and Financial Review and Prospects, present (i) a comparison of the 2003 and 2002 periods at the Group and segment levels, (ii) a comparison of the 2002 and 2001 periods at the Group and segment levels, (iii) an analysis of the Group’s financial debt, capital resources and liquidity, (iv) a presentation of the Group’s contractual obligations and off-balance sheet arrangements, (v) critical accounting policies and estimates under French GAAP, (vi) certain complementary information, including events subsequent to period-end and information regarding implementation of International Financial Reporting Standards, (vii) information relating to U.S. Generally Accepted Accounting Principles and (viii) non-GAAP financial measures and a glossary of terms.

This section contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 27E of the U.S. Securities Exchange Act of 1934). Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the “Ambition FT 2005” Plan, including the “15 + 15 + 15” plan and the TOP Program, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors. See “Item 3. Key Information – 3.3 Risk Factors” and the “Cautionary Statement Regarding Forward-Looking Statements”.

5.1.1 ACTIVITY AND OPERATING PROFITABILITY OF THE GROUP

5.1.1.1 PRINCIPAL OPERATING RESULTS

The following table sets forth France Telecom’s revenues, operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom’s early retirement plan (“operating income before depreciation and amortization”), operating income and operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding UMTS/GSM licenses) for the years ended December 31, 2001, 2002 and 2003.

For further information regarding France Telecom’s use of the measures, “operating income before depreciation and amortization less CAPEX” and “CAPEX”, see “– 5.9 Non-GAAP Financial Measures and Financial Glossary – Use of Non-GAAP Financial Measures”.

Revenues, operating income, operating income before depreciation and amortization less CAPEX and changes in working capital requirements (trade) are management indicators which France Telecom uses to evaluate the Group’s and its divisions’ operating performance and on which it bases the performance reviews of Group executives and division managers. The measure operating income before depreciation and amortization less CAPEX is calculated to permit better evaluation of the efforts of operating divisions on the basis of investments in tangible and intangible assets excluding investments in UMTS and GSM licenses and investments financed through capital leases “investments in tangible and intangible assets excluding UMTS/GSM licenses” or “CAPEX”.

The following table sets forth the principal operating results for France Telecom for the years ended December 31, 2003, 2002 and 2001 (see Note 4 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,				Variations

	2003	2002	2002	2001	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	historical	on a comparable basis (unaudited)	historical

Revenues	46,121	44,609	46,630	43,026	3.4%	(1.1)%
Operating income before depreciation and amortization(1)	17,303	14,305	14,917	12,320	21.0%	16.0%
Operating income	9,554	6,568	6,808	5,200	45.5%	40.3%
CAPEX(1)	5,086	6,950	7,441	8,091	(26.8)%	(31.7)%
UMTS/GSM licenses	0	134	134	873	–	–
Operating income before depreciation and amortization less CAPEX(1)	12,217	7,355	7,475	4,229	66.1%	63.4%
Average number of employees (full-time equivalent)	221,657	246,251	240,145	206,184	(10.0)%	(7.7)%

(1)	See “– 5.9 Non-GAAP Financial Measures and Financial Glossary – Use of Non-GAAP Financial Measures”.

Following changes in the method of payment to distributors in 2003 aimed at adapting to market practice, certain commissions are now comparable to discounts and are consequently recorded as net from revenues. A presentation net from revenues was also adopted for the audiotel revenues of TP Group. Lastly, a change in method was implemented in 2003 for the inclusion of revenues from the sale of advertising in electronic directories, which are now spread over the duration of the advertisement posting. The overall impact of these changes on revenues in 2003 amounted to negative €127 million.

■	Figures on a historical basis

On a historical basis, France Telecom’s consolidated revenues decreased to €46.1 billion for the year ended December 31, 2003, a decrease of 1.1% compared to the year ended December 31, 2002. The change in revenues on a historical basis was marked by (i) the negative effect of exchange rates, which amounted to a loss of €2.0 billion between these two periods and (ii) the effect of the €1.5 billion growth in wireless and Internet activities, partially offset by the decrease in revenues for fixed line telephony in France. The changes in the scope of consolidation affecting the Group’s revenues between 2002 and 2003 were almost entirely offset (an overall increase of €40 million), since the effects of the consolidation of TP Group since April 1, 2002 and eresMas since November 1, 2002 were virtually absorbed by the sales of TDF on December 13, 2002, Casema on January 28, 2003, CTE Salvador on October 22, 2003 and the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002.

Operating income before depreciation and amortization grew 16.0% between 2002 and 2003, mainly as a result of the strong increase in operating income before depreciation and amortization of high growth operations (wireless, Internet, worldwide data transmission services for businesses), the growth of fixed line services in France and the consolidation of TP Group (the Polish operator TP S.A. and its subsidiaries), partially offset by the sale of TDF. The operating income before depreciation and amortization margin increased from 32.0% at December 31, 2002 to 37.5% at December 31, 2003.

Operating income showed growth of 40.3% over the same period, reflecting the combined effects of an increase in operating income before depreciation and amortization and a decrease in depreciation and amortization relating to (i) the effects of changes in the scope of consolidation, principally the sales of TDF and Casema, (ii) the effect of exchange rates and (iii) the decrease in tangible and intangible investments, particularly relating to fixed line services in France. The margin of operating income to revenues increased from 14.6% in 2002, to 20.7% in 2003.

Operating income before depreciation and amortization less CAPEX grew 63.4% as a result of growth in operating income before depreciation and amortization and the significant decrease in investments in tangible and intangible assets excluding licenses (a decrease of 31.7%), principally recorded in the “Orange” and “Fixed Line, Distribution, Networks, Large Customers and Operators” segments.

■	Figures on a comparable basis

In this “Overview” section and in the comparison of the 2003 and 2002 periods at the Group and segment levels, figures on a comparable basis at constant exchange rates are set forth for 2002 through operating income before depreciation and amortization, in order to provide a basis of comparison with the results at December 31, 2003. To this end, the actual results of the financial year ended December 31, 2003 are retained, while the results for the corresponding period of the previous year have been adjusted to reflect changes in the scope of consolidation and eliminate exchange rate effects by applying the average exchange rate used for the income statement for 2003 to the results for 2002.

We believe that this comparable basis presentation, which complies with guidance issued by the French regulator, the AMF, allows for a more meaningful analysis of changes across periods, by permitting an analysis that isolates changes in results due to underlying business drivers from the effects of changes due to exchange rate fluctuations and variations in the scope of consolidation.

For information regarding risks related to exchange rates, see “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – France Telecom’s business may be affected by fluctuations in exchange rates”.

The principal variations in the scope of consolidation were:

■	Entry in the scope of consolidation:

-	full consolidation of TP Group as of April 1, 2002, with effect from January 1, 2002 on a comparable basis; and

-	full consolidation of eresMas from November 1, 2002, (rebranded Wanadoo Espana on January 1, 2003, following the merger), with effect from January 1, 2002 on a comparable basis.

■	Withdrawals from the scope of consolidation:

-	sale of TDF on December 13, 2002, with effect from January 1, 2002 on a comparable basis;

-	transfer of ownership of the FTM Lebanon network to the Lebanese government from August 31, 2002, with effect from January 1, 2002 on a comparable basis;

-	sale of Casema on January 28, 2003, with effect from February 1, 2002 on a comparable basis; and

-	sale of the indirect holding of CTE Salvador on October 22, 2003, with effect from November 1, 2002 on the results on a comparable basis.

The following table sets forth the means of calculation, using historical figures, of figures on a comparable basis for 2002.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	46,630	14,917	6,808	7,441	7,475	240,145

Entry into the scope of consolidation:
TP Group	1,218	511	230	156	354	12,260
eresMas	59	(39)	(60)	5	(44)	0

Withdrawals from the scope of consolidation:
TDF	(695)	(286)	(163)	(138)	(148)	(4,379)
FTM Lebanon	(250)	(115)	(80)	(8)	(107)	(405)
Casema	(186)	(75)	17	(67)	(8)	(673)
CTE Salvador	(64)	(21)	(8)	(11)	(10)	(511)

Other variations(2)	(54)	(2)	8	(5)	5	(186)

Exchange rate variations(3)	(2,049)	(585)	(184)	(423)	(162)

2002 figures on a comparable basis	44,609	14,305	6,568	6,950	7,355	246,251

(1)	Contributive figures.

(2)	Including the effects of other changes in scope of consolidation and the change in method of accounting linked to treatment of revenues of online directories

(3)	Impact of the difference between the exchange rate at December 31, 2002 and December 31, 2003.

The details of exchange rate effects included in the calculation of figures on a comparable basis are as follows.

(€ millions)	Variations on a comparable basis (unaudited)

Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

U.S. Dollar	USD	(611)	20	139	(91)	110
Zloty	PLN	(586)	(245)	(110)	(150)	(95)
Pound (Sterling)	GBP	(572)	(127)	(42)	(106)	(21)
Pound (Egyptian)	EGP	(180)	(89)	(51)	(31)	(58)
Other currencies		(100)	(144)	(120)	(45)	(98)

Exchange rate variations		(2,049)	(585)	(184)	(423)	(162)

On a comparable basis, revenues increased 3.4% for the period ended December 31, 2003, mainly due to increases in wireless activities, notably internationally, and Internet activities, partially offset by a decrease in revenues from fixed line services in France.

Operating income before depreciation and amortization increased 21.0% and operating income increased 45.5%, highlighting the Group’s improved operating profitability. This growth resulted mainly from increases in wireless activities, Internet, and international activities, as well as from savings realized in the main segments, in particular fixed line services in France.

Thus, by focusing on growth sectors and continuing management improvements, the Group’s operating income before depreciation and amortization margin increased from 32.1% at December 31, 2002 on a comparable basis, to 37.5% at

December 31, 2003. The margin of operating income to revenues increased from 14.7% in 2002, on a comparable basis, to 20.7% in 2003.

Resulting from the combined effect of an increase in operating income before depreciation and amortization and a decrease of investments in tangible and intangible assets, operating income before depreciation and amortization less CAPEX rose 66.1%.

5.1.1.2 PRINCIPAL NET INCOME AND DEBT FIGURES

The following table sets forth the principal figures relating to net income for the France Telecom group for the years ended December 31, 2003, 2002 and 2001, and the discussion that follows presents a summary of the changes in related line items from the income statement as well as the change in net financial debt.

(€ millions)	Year ended December 31,

	2003	2002	2001
		historical	historical
Operating Income	9,554	6,808	5,200
Current Income from Integrated Companies	5,365	2,687	787
Net Income/(loss) from Integrated Companies	6,710	(12,809)	(2,316)
Net Income/(loss) of Consolidated Group	3,728	(20,906)	(8,994)
Net Income/(loss)	3,206	(20,736)	(8,280)

Interest expense net (not including interest expense for the perpetual bonds redeemable for shares (“titres à durée indéterminée remboursables en actions”)) was €3,688 million for the year ended December 31, 2003 compared to €4,041 million for the year earlier period. In addition, interest expense for the perpetual bonds redeemable for shares (“titres à durée indéterminée remboursables en actions”) issued in connection with the MobilCom settlement was €277 million for 2003.

Foreign exchange gain/(loss) net recorded a loss of €25 million for 2003 compared to a gain of €136 million for 2002.

The loss recorded from actuarial adjustments in France Telecom’s early retirement plan was €199 million for 2003 compared to a loss of €216 million for 2002.

Current income from integrated companies was €5,365 million for 2003, compared to €2,687 million for 2002.

Other non-operating income/(expense) amounted to a total expense of €1,119 million for 2003, compared to an expense of €12,849 million for 2002. For the year December 31, 2003, this item included disposal gains of €333 million, mainly related to sales of holdings of Telecom Argentina, CTE Salvador (an indirect holding), Inmarsat and Sprint PCS and real estate disposals. However, the main elements contributing to this post in 2003 were non-operating expense for the year which mainly consisted of restructuring costs at Orange and Equant, an adjustment of the provision for the Kulczyck put option, the depreciation of Noos, a cash payment for the perpetual bonds redeemable for shares, losses on the repurchases of France Telecom S.A. and Orange notes, and expenses in connection with sales of receivables.

In 2002, this item reflected mainly exceptional provisions and amortizations relating principally to MobilCom, NTL, Wind, a provision for the Kulczyck put, restructuring costs (including for Orange), and the depreciation of assets in the Ivory Coast. Other provision movements included, in particular, provisions of €212 million for Dutchtone, €192 million for Uni2, €145 million for Intelig, €132 million for Connect Austria and €52 million relating to the sale of Casema shares. Other non-operating income/(expenses) in 2002 also included disposal gains and losses of €941 million (principally TDF, Panafon and TPS).

Income taxes for 2003 amounted to a gain of €2,591 million compared to a loss of €2,499 million in 2002. The amount of income tax recorded for the year ended December 31, 2003 mainly reflected the exceptional deferred tax asset resulting from the operational reorganization of Orange of €2,684 million, offset by a deferred tax loss of €798 million recorded in 2003, as well as the reversal of a provision for the France Telecom S.A. consolidated tax group of €1,100 million.

Employee profit sharing amounted to an expense of €127 million in 2003, compared to an expense of €148 million in 2002.

Net income from integrated companies was €6,710 million for 2003, compared to a loss of €12,809 million for 2002.

For 2003, equity in net income from affiliates amounted to a loss of €168 million, compared to a loss of €367 million for the year earlier period.

Goodwill amortization charges (excluding exceptional amortization) amounted to an expense of €1,677 million in 2003, as compared to an expense of €2,352 million in 2002. This decrease was due to exceptional provisions for amortization of goodwill taken at December 31, 2002 and the decline of the pound sterling.

In 2003, following a review of the value of goodwill, provisions for exceptional amortization were recorded mainly for Freeserve (United Kingdom), QDQ Media (Spain), Mauritius Telecom (Mauritius), and BITCO (Thailand) and amounted to a total expense of €1,137 million. In 2002, provisions for exceptional amortization of goodwill involving Equant, OCH (Switzerland), and JTC (Jordan), amounted to a total expense of €5,378 million.

Net income of the consolidated group was €3,728 million for 2003, compared to a loss of €20,906 million in 2002.

Net income after minority interests in 2003 was €3,206 million, compared to a loss of €20,736 million in 2002.

At December 31, 2003, France Telecom’s net financial debt (gross borrowings net of cash and cash equivalents and marketable securities – see Note 16 of the Notes to the Consolidated Financial Statements and “ – 5.4.1.1 Schedule of Net Financial Debt”) was €44,167 million, compared to €49,329 million at June 30, 2003 and €68,019 million at December 31, 2002. The amount of debt reduction therefore amounted to €23,852 million compared with the level at December 31, 2002, largely due to the capital increase of €14,852 million carried out in the first six months of 2003, the €6,372 million in net cash generated by operating activities, less net cash used in investing activities (“free cash flow”)1 excluding asset disposals generated (see “ – 5.4.2 Liquidity” and “– 5.9 Non-GAAP Financial Measures and Financial Glossary – Financial Glossary”), the €3,046 million in gains on sales of investments, and the €1,517 million related to the positive effect of exchange rate fluctuations on debt in foreign currency.

For information regarding risks related to France Telecom’s level of indebtedness, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom may not be able to reduce its debt. If it is unable to reduce its indebtedness, France Telecom’s cash flow may be insufficient to meet its financing needs and its ability to invest in the development of its business may be reduced”.

Net cash provided by operating activities was €11,322 million in 2003, compared to €11,839 million in 2002. Net cash used in investing activities was €3,737 million in 2003 compared to €11,514 million in 2002. Net cash used in financing activities was €6,868 million in 2003 compared to €194 million in 2002.

5.1.2 THE “AMBITION FT 2005” PLAN

5.1.2.1 THE PRINCIPLES

On December 4, 2002, France Telecom launched the “Ambition FT 2005” Plan, which is centered primarily around the “15+15+15” plan:

■	more than €15 billion in net cash provided by operating activities less net cash used in investing activities to be generated by the TOP Program and allocated to debt reduction. The results of this program are described in further detail below (see “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”);

■	€15 billion in additional equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, i.e., approximately €9 billion. A share capital increase of over €14.8 billion (net of expenses related to the issuance and commissions) was completed during the first six months of 2003;

■	€15 billion in refinancing of the France Telecom Group’s debt. Between December 2002 and February 2003, France Telecom refinanced over €14 billion of its debt (issuances of bonds in December 2002 amounting to €2.8 billion and again in January and February 2003 amounting to €6.4 billion, in addition to the implementation in February 2003 of a new line of credit amounting to €5 billion).

These three initiatives were implemented in parallel, with the objective of achieving, by 2005, a ratio of net financial debt to operating income before depreciation and amortization of between 1.5 and 2 giving the Group greater strategic and financial flexibility by the end of 2005. At December 31, 2003, this ratio was 2.55, compared to 4.56 at December 31, 2002.

[1]	The amount of free cash flow put towards debt reduction takes into account the investment of liquidities in SICAV (see “– 5.4.2 Liquidity” and
“– 5.9 Non-GAAP Financial Measures and Financial Glossary – Financial Glossary”).

5.1.2.2 RESULTS OF THE TOP OPERATIONAL IMPROVEMENTS PROGRAM

The following table shows the reductions achieved in operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan (“operating expenses before depreciation and amortization” or “OPEX”; see “– 5.9 Non-GAAP Financial Measures and Financial Glossary – Financial Glossary”) and investments in tangible and intangible assets (excluding UMTS/GSM licenses) (“CAPEX”) between 2002 and 2003, in the context of the implementation of the TOP Program.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis(1) (unaudited)	historical	on a comparable basis (unaudited)	historical

OPEX(2)	(28,818)	(30,305)	(31,713)	1,487	2,895
CAPEX	5,086	6,950	7,441	(1,864)	(2,355)
Operating income before depreciation and amortization less CAPEX	12,217	7,355	7,475	4,863	4,742
Changes in working capital (trade)(3)	(1,278)		(992)

(1)	The calculation, using figures on a historical basis, of figures on a comparable basis is set forth above and below.

(2)	OPEX is equal to the sum of costs of goods and services sold, selling, general and administrative expenses and research and development expenses, as presented by destination on the income statement. These expenses are also followed on the basis of type of expense, as detailed below.

(3)	Changes in working capital (trade) is discussed below. See “– 5.4.2.1 Net Cash Provided by Operating Activities”.

TOP projects crossed from the launch stage to the roll-out stage. After priority given to projects delivering rapid results in the first quarter of 2003, the gradual restructuring of principal procedures delivered its first results and is being integrated at all levels of the organization to improve operating performance in a continuing manner.

The results achieved from the TOP Program during 2003 exceeded targets. These results should permit the acceleration of debt reduction for the Group, while reinforcing its growth.

France Telecom affirms its goal to generate more than €15 billion of free cash flow over the period 2003-2005, through the TOP Program. In 2003, France Telecom generated more than €6.4 billion in free cash flow excluding asset disposals (see “– 5.4.2 Liquidity”), compared to an initial goal of more than €3 billion raised to more than €4 billion excluding asset disposals.

■	Changes in operating expenses before depreciation and amortization

See “– 5.2.1.2 From Revenues to Operating Income Before Depreciation and Amortization – Operating Expenses Before Depreciation and Amortization Excluding Personnel Costs”.

Operating expenses before depreciation and amortization by type of expense is an alternative presentation to operating expenses as they are presented on the income statement by destination (cost of services and products sold, selling, general and administrative expenses and research and development expenses) – see Note 5 of the Notes to the Consolidated Financial Statements for information regarding how these presentations inter-relate. Following the implementation of the FT Ambition Plan 2005 plan, management follows Group operating expenses before depreciation and amortization by type of expense. As a result, the discussion of Group 2003 and 2002 results focuses on operating expenses before depreciation and amortization by type of expense, while the discussion by segment focuses on operating expenses before depreciation and amortization by destination.

Between 2002 and 2003, operating expenses before depreciation and amortization decreased €2,895 million.

On a comparable basis, the gains recorded for operating expenses before depreciation and amortization for the same period were approximately €1,487 million.

In 2003, operating expenses before depreciation and amortization amounted to approximately €28.8 billion, compared to €30.3 billion in 2002 on a comparable basis, or approximately 62.5% of revenues compared to approximately 67.9% for the year earlier period, an improvement of over 5 points.

The transformation in procedures and the effects of the TOP Sourcing Program (contractual renegotiations and reduction in the number of suppliers) particularly benefits operating expenses before depreciation and amortization through improvement in the selection of expenses and pooling of resources among the France Telecom Group’s divisions. Gains in operating expenses before depreciation and amortization were mainly drawn from:

-	the first results of the actions taken by “saving trackers” for the streamlining and improved allocation of general expenses, resulting in a modification of the approach to expenditure in the long-term and to a reduction in expenses relating to off-site transport, business travel and expenses relating to studies and fees;

-	the implementation of new operational processes and the internalization of certain activities leading to an improvement in the operational processes relating to the maintenance and use of networks; and

-	the restructuring of costs related to communication around advertising and a streamlining of expenses related to sponsorship.

Gains in operating expenses before depreciation and amortization were mainly derived from external purchases, which experienced a significant decrease during the years amounting to €18.0 billion in 2003, compared to €19.0 billion in 2002 on a comparable basis, representing a gain of €969 million. Among these, savings in consulting/advisory related expenses amounted to approximately €444 million and communications and advertising gains amounted to €107 million in 2003.

■	Changes in progression of investments in tangible and intangible assets excluding licenses (“CAPEX”)

Between 2002 and 2003, investments in tangible and intangible assets excluding licenses decreased €2,355 million.

On a comparable basis, the gain in investments in tangible and intangible assets excluding licenses recorded for the same period was €1,864 million. This reflected better selectivity in investments in tangible and intangible assets, the effects of the TOP Sourcing Program and support for growth sectors.

The principal contributors to the reduction of investments in tangible and intangible assets were:

-	the “Orange” segment for 42%;

-	the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for 40%;

-	the “Equant”, “TP Group” and “Other International” segments for a total of 16%; and

-	the “Wanadoo” segment for 2%.

Orange’s investments in tangible and intangible assets excluding licenses decreased as a result of the delay of investments in the UMTS network due to the insufficient maturity of the market for the launch of the 3rd generation. A “CAPEX sharing” project was commenced in order to increase the pooling of assets for investments in areas such as information systems and billing. The decreases in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment corresponded to the decrease in expenditure in areas such as the switching and transmission capacities of the network in France.

However, in line with the TOP Program, and in order to accelerate productivity and improve the selectivity of investments, expenses for investments in tangible and intangible assets excluding licenses increased in areas with strong growth potential. This was particularly the case for investments related to broadband. Investments in the ADSL network increased 31% for the Group in 2003 compared to 2002 on a comparable basis, whereas the production of ADSL lines reached 3.1 million in 2003.

As a result, the level of the Group’s investments in tangible and intangible assets excluding licenses is aimed at ensuring long-term growth in growth markets.

■	Operating income before depreciation and amortization less CAPEX

Operating income before depreciation and amortization less CAPEX increased €4,742 million between 2002 and 2003.

The results achieved under the TOP Program exceeded targets.

On a comparable basis, operating income before depreciation and amortization less CAPEX increased over 66% (approximately €4,863 million) to €12.2 billion at December 31, 2003 compared to €7.4 billion at December 31, 2002. This improvement of €4.9 billion was due to an increase of approximately €1.5 billion in revenues, approximately €1.5 billion for operating expenses before depreciation and amortization gains and approximately €1.9 billion in gains in investments in tangible and intangible assets excluding licenses.

For information regarding risks related to the TOP Program, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – The ‘TOP’ Program may not achieve the expected results, which could have a material adverse impact on France Telecom’s financial condition and results of operations”.

5.1.3 OUTLOOK

France Telecom’s objectives for 2004-2005 are supported by the growth initiatives implemented by the Group (the “Top Line” program).

The strong results of the TOP Program (see “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”) were partnered with the implementation of growth projects in order to provide benefits in all the different markets in which the Group is present. Approximately 40 growth initiative projects specific to different divisions of the Group have been launched, notably aimed at reinforcing the Group’s positions in its existing activities and fully optimizing growth drivers in order to develop new opportunities. In this perspective, France Telecom is especially committed to developing broadband services, business services, inter-operability and convergence between its fixed, wireless and Internet activities. Simultaneously, 15 group-wide initiatives will allow for increased synergies within the Group and the development of new services. These initiatives are intended to support the Group’s medium-term growth and to permit additional margins of flexibility by relying upon innovation and cooperation between all of the Group’s activities and upon the significant role of industrial partnerships and research and development.

France Telecom confirms its objectives through 2005:

-	revenue growth of 3% to 5% on a comparable basis in 2004 and 2005;

-	operating income before depreciation and amortization of more than €18 billion in 2004;

-	a target ratio for operating income before depreciation and amortization to revenues of 40% in 2005; and

-	a ratio of investments in tangible and intangible assets excluding licenses to revenues between 10% and 12% in 2004 and 2005. Investments in tangible and intangible assets excluding licenses should be more than €16 billion for the period from 2003 to 2005.

Nonetheless, the Group’s main objectives remain debt reduction and operational improvement with the TOP Program. Within this framework, 25 new projects will be launched in 2004. These objectives are:

-	the reduction of net financial debt, such that the ratio of net financial debt to operating income before depreciation and amortization is between 1.5 and 2 in 2005;

-	continued operational improvement;

-	restimulation of growth; and

-	the use of surplus cash to reduce debt, as well as to restimulate organic growth and renew a policy of making distributions to shareholders beginning in 2004. France Telecom does not currently envision any major cash acquisitions or significant share repurchases.

In addition, research and development expenses for the Group (research and development costs excluding depreciation and amortization, and investments in research and development – related tangible and intangible assets) amounted to 1.1% of revenues in 2003 and should reach 1.3% in 2004.

The development strategy for France Telecom’s “Home services”, which are centered on satisfying residential and corporate customers’ needs for innovative and easy-to-use services, is based on the rapid development of broadband.

To this end, with respect to ADSL, the goal for France is to have 90% of telephone lines able to be connected to ADSL by the end of 2004 and 95% able to be connected to ADSL by the end of 2005 (compared to 79% at the end of 2003). Total investments in ADSL will be increased to €700 million for the period 2003 through 2005. Moreover, France Telecom’s goal is to have total ADSL access in France reach 4.5 million subscribers at the end of 2004 (compared to 3.1 million at the end of 2003) and to have revenues from ADSL greater than €1 billion in 2004 (compared to €744 million in 2003).

As a result of the investments, France Telecom’s goal is to start the widespread use of 2Mbit DSL for individual customers and to launch in 2004:

■	ADSL television in Paris in the second quarter;
■	non-PC videophony in the second quarter of 2004;
■	the interoperability of videophony in the second half of 2004.

These offerings will be completed in 2005 through a DSL video offering abroad. In regards to the services aimed to provide customers with improved ease of use, France Telecom’s goal is to launch:

-	in the first half of 2004:
■	contact lists for “Home services”.

-	in the second half of 2004:
■	seamless fixed-line and wireless messaging (“Home” and “Personal”);
■	interoperability of Wanadoo and Orange instant messaging.

-	in the first half of 2005:
■	complete interoperability of contact lists.

-	in the second half of 2005:
■	contact lists based on presence.

In February 2004, Orange announced the commercialization of third generation wireless services during the second half of 2004 in approximately 20 cities in France and the United Kingdom.

Moreover, Wanadoo announced on February 11, 2004, the date on which it published its 2003 results, its goals for 2004 as follows: “In light of these encouraging results, Wanadoo can confidently set ambitious targets for 2004: one million additional broadband customers, 10 to 15% growth in consolidated revenues, an operating income growth rate two times greater than revenues growth rate.”

In addition, Equant announced on February 12, 2004, the date on which it published its 2003 results, its goals for 2004 as follows: “The environment for corporate business solutions is expected to remain challenging in 2004, particularly in the first half of 2004. As announced at the beginning of the year, Equant will actively pursue its expansion into integrated networks and IT solutions. As a global company, Equant is impacted by currency fluctuations and in 2004 will drive its operations towards a small increase in its annual revenue, an increase in its operating income before depreciation and amortization, share remuneration plan, restructuring and integration, and a positive operating free cash flow”.

See “Cautionary Statement Regarding Forward-Looking Statements”.

5.2. PRESENTATION OF 2003 AND 2002

The comparison of the 2003 and 2002 periods in this section is broken down into three main parts : (i) a presentation of Group revenues through operating income, with a discussion of Group capital expenditures and financial investments, (ii) an analysis by segment of principal operating income figures and investments in tangible and intangible assets and (iii) a presentation of Group operating income through net income.

5.2.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS OF THE GROUP

Following the launch of the “Ambition FT 2005” Plan on December 4, 2002 (see section “– 5.1.2 The ‘Ambition FT 2005’ Plan”), France Telecom set targets related in particular to the TOP operational performance improvement program, of which the anticipated results have led the Group to analyze operating expenses before depreciation and amortization on the basis of type of expense: (i) external purchases, other expenses (operating expenses before depreciation and amortization excluding personnel costs) and (ii) personnel costs.

The following table sets forth the progression from revenues to operating income and details, by type of expense, France Telecom’s total operating expenses.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	46,121	44,609	46,630	3.4%	(1.1)%

OPEX excluding personnel costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%
Personnel costs	(9,239)	(9,603)	(10,036)	(3.8)%	(7.9)%
Total OPEX(1)	(28,818)	(30,305)	(31,713)	(4.9)%	(9.1)%

Operating income before depreciation and amortization	17,303	14,305	14,917	21.0%	16.0%

Depreciation and amortization (excluding goodwill)	(7,538)	(7,537)	(7,910)	0.0%	(4.7)%
Amortization of actuarial adjustments in the early retirement plan	(211)	(199)	(199)	6.0%	6.0%
Total operating expenses	(36,567)	(38,041)	(39,822)	(3.9)%	(8.2)%

Operating income	9,554	6,568	6,808	45.5%	40.3%

Operating costs/revenues	79.3%	85.3%	85.4%

(1)	As described in 5.1.2.2. above, beginning in 2003, management follows operating expenses before depreciation and amortization on the basis of type of expense, rather than by destination. The relationship between the presentation by type of expense and presentation by destination is set forth in Note 5 of the Notes to the Consolidated Financial Statements.

The following table sets forth for 2002, the calculation, using figures on a historical basis, of figures on a comparable basis for the Group’s 2002 operating expenses.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	OPEX less personnel costs	Personnel costs	Depreciation and amortization provisions	Amortization of actuarial adjustments in the early retirement plan

2002 figures on a historical basis	(21,677)	(10,036)	(7,910)	(199)

Changes in the scope of consolidation and others	(133)	80	(28)	0

Exchange rate variation (2)	1,109	353	401	0

2002 figures on a comparable basis	(20,701)	(9,603)	(7,537)	(199)

(1)	Contributive figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

5.2.1.1 REVENUES

The following table presents for 2003 and 2002, the contributive revenues of each of the Group’s segments (excluding intra-group revenues).

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	16,393	14,793	15,410	10.8%	6.4%
Wanadoo Segment	2,470	1,961	1,935	26.0%	27.7%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	19,297	19,902	20,637	(3.0)%	(6.5)%
Equant Segment	2,283	2,371	2,842	(3.7)%	(19.7)%
TP Group Segment	4,158	4,104	3,471	1.3%	19.8%
Other International Segment	1,520	1,478	2,335	2.8%	(34.9)%

Total Group revenues	46,121	44,609	46,630	3.4%	(1.1)%

Following changes in the method of payment to distributors in 2003 aimed at adapting to market practice, certain commissions are now comparable to discounts and are consequently recorded as net from revenues. A presentation net from revenues was also adopted for the audiotel revenues of TP Group. Lastly, a change in method was implemented in 2003 for the inclusion of revenues from the sale of advertising in electronic directories, which are now spread over the duration of the advertisement. The overall impact of these changes on revenues in 2003, amounted to negative €127 million.

France Telecom’s revenues for 2003 were €46.1 billion, a decrease of 1.1% on a historical basis compared to 2002. Changes in revenues on a historical basis were affected by the negative impact of exchange rate fluctuations, which amounted to €2.049 billion. In addition, the changes in the scope of consolidation were limited to an impact of €40 million: the impact of the sales of TDF on December 13, 2002, Casema on January 28, 2003, CTE Salvador on October 22, 2003 and the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002 were more than offset by the consolidation of TP Group since April 1, 2002 and eresMas since November 1, 2002.

On a comparable basis, France Telecom’s revenues increased 3.4% in 2003 compared to 2002, reaching €46.121 billion. The increase in consolidated revenues was due to growth at Orange (10.8% on a comparable basis), which represented 35.5% of the overall revenues for 2003 and the double-digit growth of Wanadoo’s activities (26.0% on a comparable basis). These increases offset the decline in revenues from the domestic fixed line business (a decline of 3.0%). Regarding international activities, TP Group’s business increased (1.3% on a comparable basis) and Equant’s global services revenues decreased slightly (a decline of 3.7% on a comparable basis).

The total number of customers of France Telecom and its controlled companies was 117.1 million at December 31, 2003, an increase of 4.8% on a historical basis and 7.0% on a comparable basis, compared to 2002. The number of new subscribers acquired in 2003 amounted to 7.7 million on a comparable basis and were mainly derived from wireless services, which had 6.4 million new active customers in 2003, and Internet activities, which had 0.8 million new customers during 2003. The number of customers in fixed line telephony increased by 0.4 million, mainly in Poland.

The following table sets forth, for the periods ended December 31, 2003 and 2002, the Group’s revenues by segment, before inter-segment eliminations.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France	7,983	7,651	7,651	4.3%	4.3%
Orange UK	5,819	5,418	5,961	7.4%	(2.4)%
Rest of World	4,315	3,574	3,657	20.7%	18.0%
Inter-segment eliminations	(176)	(180)	(184)	2.2%	4.3%

Orange Segment	17,941	16,463	17,085	9.0%	5.0%

Access, Portals and Merchant	1,708	1,209	1,199	41.3%	42.5%
Directories	918	869	880	5.6%	4.3%
Inter-segment eliminations	(9)	(5)	(4)	(80.0)%	(125.0)%

Wanadoo Segment	2,617	2,073	2,075	26.2%	26.1%

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Calling services	3,964	4,365	4,365	(9.2)%	(9.2)%
On line services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

Consumer services	11,304	11,669	11,685	(3.1)%	(3.3)%

Fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%
Business networks	2,526	2,406	2,385	5.0%	5.9%
Other business services	842	851	1,648	(1.0)%	(48.9)%

Business services	6,695	6,788	7,560	(1.4)%	(11.4)%

Domestic interconnection	1,206	1,261	1,261	(4.3)%	(4.3)%
International operators services	574	610	610	(5.8)%	(5.8)%
Other services	1,586	1,508	1,509	5.2%	5.1%

Carrier services	3,367	3,378	3,379	(0.3)%	(0.4)%

Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	21,761	22,288	23,064	(2.4)%	(5.6)%

Equant Segment	2,612	2,632	3,156	(0.8)%	(17.2)%

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless telephony	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8%	76.7%
Inter-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group Segment	4,164	4,104	3,471	1.5%	20.0%

Other International Segment	1,621	1,559	2,427	4.0%	(33.2)%

Inter-segment eliminations	(4,595)	(4,510)	(4,648)	(1.9)%	1.1%

Group revenues	46,121	44,609	46,630	3.4%	(1.1)%

5.2.1.2 From Revenues to Operating Income Before Depreciation and Amortization

Operating Expenses Before Depreciation and Amortization Excluding Personnel Costs

Operating expenses before depreciation and amortization excluding personnel costs amounted to €19,579 million in 2003, compared to €21,677 million on a historical basis and €20,701 million on a comparable basis in 2002. The breakdown of such expenses by item is as follows:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

External purchases(1)	(18,012)	(18,981)	(19,992)	(5.1)%	(9.9)%

Of which:
– Purchases of equipment and merchandise	(3,559)	(3,460)	(3,620)	2.9%	(1.7)%
– Studies, fees, sub-contracting (excluding information technology)	(1,135)	(1,579)	(1,640)	(28.1)%	(30.8)%
– Advertising, promotions, sponsoring and brand and sponsoring communication	(1,063)	(1,170)	(1,232)	(9.1)%	(13.7)%
– Information systems	(699)	(837)	(837)	(16.4)%	(16.4)%
– Part-time and receptions	(366)	(607)	(661)	(39.7)%	(44.7)%

Other expenses	(1,567)	(1,721)	(1,685)	(8.9)%	(7.0)%

OPEX excluding personnel costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%

(1)	Net of capitalized personnel costs

On a historical basis, operating expenses before depreciation and amortization excluding personnel costs decreased 9.7% between December 31, 2002 and December 31, 2003, as compared to a slight decrease in revenues of 1.1%. This decrease in expenses reflected mainly changes in scope of consolidation, resulting principally from the sales of TDF and Casema, the transfer of ownership of the FTM Lebanon network to the Lebanese Government, as well as the effects of exchange rates amounting to over €1 billion (see the table in “– 5.1.1.1 Principal Operating Results” which sets forth for 2002, the means of calculation, using historical figures, of figures on a comparable basis).

In comparison to the figures on a comparable basis at December 31, 2002, recalculated to adjust for the effects of scope of consolidation and exchange rates, operating expenses before depreciation and amortization excluding personnel costs decreased 5.4%, as compared to a slight increase in revenues of 3.4% for the same period. The principal savings are derived from the “Fixed Line, Distribution, Networks, Large Customers and Operators” and “Equant” segments.

One of the TOP Program’s objectives is the reduction of external purchases (see “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”). External purchases decreased significantly by 9.9% on a historical basis and 5.1% on a comparable basis.

Personnel Costs

Personnel costs included in the calculation of operating income before depreciation and amortization at December 31, 2003 are net of capitalized personnel costs. Personnel costs amounted to €9,239 million in 2003 and €10,036 million on a historical basis and €9,603 million on a comparable basis in 2002.

The following table presents the calculation of personnel expenditures and personnel costs:

(€ millions)	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Wages and salaries	(6,986)	(7,535)	(7.3)%
Social charges	(2,471)	(2,705)	(8.7)%

Total personnel expenditures	(9,457)	(10,240)	(7.6)%

Capitalized personnel costs(1)	408	431	(5.3)%
Payroll taxes and other	(190)	(227)	(16.3)%

Total personnel costs	(9,239)	(10,036)	(7.9)%

(1)	Capitalized personnel costs correspond to personnel expenditures included in the cost of assets produced by France Telecom.

The analyses below are based upon personnel expenditures. The following table sets forth personnel expenditures, which does not include statutory employee profit sharing or charges relating to discounting or changes in actuarial assumptions relating to the early retirement plan:

(€ millions)	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Personnel expenditures
France Telecom S.A.	(5,436)	(5,577)	(2.5)%
Domestic subsidiaries	(1,191)	(1,401)	(15.0)%
Total France	(6,627)	(6,978)	(5.0)%
International subsidiaries	(2,830)	(3,262)	(13.2)%
Group Total	(9,457)	(10,240)	(7.6)%

	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Average number of employees (full-time equivalent)
France Telecom S.A.	111,031	117,529	(5.5)%
Domestic subsidiaries	19,069	23,532	(19.0)%
Total France	130,100	141,061	(7.8)%
International subsidiaries	91,557	99,084	(7.6)%
Group Total	221,657	240,145	(7.7)%

	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Number of employees (at December 31)
France Telecom S.A.	110,814	117,772	(5.9)%
Domestic subsidiaries	19,083	23,894	(20.1)%
Total France	129,897	141,666	(8.3)%
International subsidiaries	88,626	101,907	(13.0)%
Group Total	218,523	243,573	(10.3)%

Personnel expenditures decreased 7.6% between 2002 and 2003.

France Telecom’s average number of full-time equivalent employees decreased by 18,488 employees, a 7.7% decrease between 2002 and 2003, while the number of employees at December 31, 2003 decreased 10.3% to 25,050.

Excluding the effects of changes in the scope of consolidation, which accounted for a decrease of 8,908 employees (in particular, 4,429 employees at TDF, 2,976 employees at CTE Salvador and 731 employees at Casema), the number of employees at December 31, 2003 decreased by 16,142 employees, from 234,665 at December 31, 2002, to 218,523 at December 31, 2003. Of this decrease, 7,747 employees were located in France (of which 7,500 were employees with permanent contracts (CDI)) and 8,395 were located internationally (of which 5,400 were employees with permanent contracts (CDI)).

This decrease is in line with the estimate of 22,000 employee departures, whether through natural attrition or related to the early retirement plan, between 2003 and 2005. The departures fall within the framework of an agreement for employment and skills management signed in June 2003 with four labor unions. Over 700 employees have volunteered to leave the company to join the public sector. This trend is expected to accelerate during 2004 as a result of recent legislative changes favoring the integration of France Telecom’s public sector employees into other state organizations and defining a structure for financial assistance in their mobility.

Restructuring measures at Equant led to a decrease in headcount and a significant decrease in the need for temporary and external personnel.

External hiring was slowed dramatically during the first half of 2003 in France. It was limited to 1,060 employees, of which 770 employees were hired to support sales teams and research and development.

The use of additional part-time employees (short-term contracts and temporary workers) was significantly reduced. At December 31, 2003, the Group had employed approximately 3,500 fewer employees on short-term contracts and during the course of the year used approximately 3,300 fewer temporary employees on average.

■	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased 5.5% between 2002 and 2003. The decrease was due mainly to employee departures linked to France Telecom’s early retirement plan. Since the implementation of the early retirement plan in September 1996, 26,011 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs), including 4,413 employees in 2003.

France Telecom S.A.’s personnel expenditures decreased 2.5% between 2002 and 2003. This decrease was due mainly to a reduction in headcount, partially offset by the increase in salaries due to general public sector measures, as well as the increase in the base salaries of employees under a collective bargaining agreement and the increase in provisions in respect of profit sharing (a new agreement for 2004).

■	Subsidiaries in France

The 19.0% decrease in the average number of employees of subsidiaries in France between 2002 and 2003 was mainly due to the sale of TDF.

The variation in personnel expenditures in the French subsidiaries was mainly due to changes in headcount.

■	International subsidiaries

The 7.6% decrease in the average number of employees of international subsidiaries between 2002 and 2003 was principally the result of reductions in headcount at TP Group, Equant, CI Telecom and JTC (in addition to changes in the scope of consolidation relating to the sale of Casema and CTE Salvador).

On a comparable basis, personnel expenditures for international subsidiaries decreased 13.2% primarily due to the following:

-	the positive exchange rate effects of Equant, TP Group and Orange partially offset by the impact of the full consolidation of TP Group (which was only consolidated for nine months in 2002); and

-	a volume effect corresponding to the reduction in average headcount at a constant scope of consolidation, in particular TP Group (a decrease of 14,031 in the average number of full-time equivalent employees) and Equant (a decrease of 2,018 in the average number of full-time equivalent employees).

5.2.1.3 OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The France Telecom Group’s operating income before depreciation and amortization amounted to €17,303 million at December 31, 2003 compared to €14,917 million at December 31, 2002, representing an increase of 16.0%.

On a comparable basis, operating income before depreciation and amortization amounted to €14,305 million, at December 31, 2002, resulting in an increase of 21.0% in 2003.

5.2.1.4 FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) decreased 4.7% on a historical basis between 2002 and 2003 amounting to €7,538 million in 2003 compared to €7,910 million a year earlier.

This decrease was due primarily to the impact of positive exchange rate variations on depreciation and amortization in the Polish zloty, U.S. dollar and pound sterling, amounting to €401 million.

Changes in the scope of consolidation had a negative impact on depreciation and amortization (excluding goodwill) amounting to €29 million. The impact of the consolidation of TP Group over the full year 2003, compared with only nine months in 2002 (a loss of €281 million), was offset by the decreases resulting from withdrawals from the scope of consolidation, including the sale of TDF (€123 million), the sale of Casema (€92 million) and the transfer of ownership of the FTM Lebanon network to the Lebanese Government (€34 million).

Depreciation and amortization (excluding goodwill) reflected the impact of reductions in investments in tangible and intangible assets for the fixed line telephony business in France.

On a comparable basis, depreciation and amortization (excluding goodwill) remained stable. The decrease in depreciation and amortization (excluding goodwill) in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment was offset by increases in the “Orange” segment, particularly in France.

Amortization of actuarial adjustments in the early retirement plan

At December 31, 2003, the amortization of actuarial adjustments in France Telecom’s early retirement plan amounted to a net charge of €211 million, compared to a charge of €199 million at December 31, 2002, both on historical and comparable bases.

5.2.1.5 OPERATING INCOME

Operating income for the France Telecom Group amounted to €9,554 million at December 31, 2003, compared to €6,808 million a year earlier, an increase of 40.3%. This increase reflected primarily the improvement in operating income before depreciation and amortization between the two periods, in addition to the significant decrease in depreciation and amortization (excluding goodwill).

On a comparable basis, operating income before depreciation and amortization amounted to €6,568 million in 2002, resulting in an increase of 45.5% in 2003.

5.2.1.6 CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS

The following table sets forth capital expenditures and financial investments in 2003 and 2002:

(€ millions)	Year ended December 31,

	2003	2002
Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	5,086	7,441
Investments in UMTS and GSM licenses	0	134
Financial investments(2)	237	2,228

(1)	See Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding the repurchase of treasury shares and net of cash acquired.

Investments in tangible and intangible assets excluding UMTS/GSM licenses (CAPEX)

Investments in tangible and intangible assets excluding UMTS/GSM licenses decreased significantly between 2002 and 2003, a decrease of 31.7% on a historical basis and 26.8% on a comparable basis.

This decrease was mainly the result of:

-	changes in the scope of consolidation, such as the sales of TDF and Casema;

-	fluctuations in exchange rates, mainly for the Polish zloty, pound sterling and U.S. dollar; and

-	savings following the implementation of the TOP Program (see “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”), in particular the effects of the “TOP Sourcing” Program (the new Group purchasing policy), greater selectivity relating to investments in tangible and intangible assets and support of growth areas.

At December 31, 2003, investments in tangible and intangible assets excluding UMTS/GMS licenses amounted to €5,086 million compared with €7,441 million at December 31, 2002 on a historical basis and €6,950 on a comparable basis. The breakdown of these investments by segment is presented in the following table.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	2,362	3,142	3,281	(24.8)%	(28.0)%
Wanadoo Segment	76	107	108	(29.0)%	(29.6)%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	1,356	2,097	2,243	(35.3)%	(39.5)%
Equant Segment	248	327	392	(24.2)%	(36.7)%
TP Group Segment	883	1,051	1,045	(16.0)%	(15.5)%
Other International Segment	183	246	396	(25.6)%	(53.8)%
Inter-segment eliminations	(22)	(20)	(24)	(10.0)%	8.3%

Total Group CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

The “Orange” and “Fixed Line, Distribution, Networks, Large Customers and Operators” segments provided the most significant gains. Investments in tangible and intangible assets excluding UMTS/GSM licenses were allocated to growth areas (such as ADSL) to ensure the long-term growth of the Group’s leading activities.

The following table sets forth a breakdown of investments in tangible and intangible assets.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

Of which:
- 2nd and 3rd Generation wireless radio equipment	1,826	2,133	2,178	(14.4)%	(16.2)%
- Information systems	1,168	1,506	1,493	(22.5)%	(21.8)%
- Other networks	657	1,156	991	(43.2)%	(33.7)%
- ADSL	244	186	187	30.9%	30.5%

Investments in tangible and intangible assets excluding UMTS/GSM licenses are described further below (see “– 5.2.2 Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment”).

Acquisitions of UMTS and GSM Licenses

■	In 2003, no UMTS/GSM licenses were purchased.

■	In 2002, the Group’s investments included €134 million for the acquisition of the following wireless licenses:

-	€53 million for an additional payment for a GSM license in the Ivory Coast (“Orange” segment);

-	€35 million for the acquisition of a UMTS license in Slovakia (“Orange” segment); and

-	€46 million for the acquisition of a GSM license in Mali (Ikatel) (“Other International” segment).

Financial Investments

■	At December 31, 2003, net cash used in financial investments (excluding repurchases of treasury shares) amounted to €237 million, and principally included the following:

-	The acquisition of 0.24% of Orange’s capital following a tender offer for, followed by a compulsory purchase of Orange shares for €161 million.

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares (12.49% of the capital), raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares (see Note 25 of the Notes to the Consolidated Financial Statements). The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represents €5,652 million (or €2,026 million for exchange Treasury shares and €3,625 million for newly issued shares), based on France Telecom’s closing share price of €21.25, on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers (CMF)) published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer (offre publique de retrait) for, that will be followed by a compulsory purchase of (retrait obligatoire), the outstanding shares in Orange, at a price of €9.50 per Orange share. The tender offer was not extended into the United States and cannot be accepted by holders resident there. Under the compulsory purchase procedure, France Telecom undertook to purchase all Orange shares not tendered into the original public offer (see Note 28 of the Notes to the Consolidated Financial Statements). The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (visa) by the Commission des opérations de bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the Autorité des Marchés Financiers (AMF) – the French stock exchange regulatory authority which replaced the COB and the CMF – decided to extend the tender offer procedure period until the Paris Court of Appeals has issued its decision. Therefore the compulsory purchase – which was due to commence on December 4, 2003, the day after the planned closing of the tender offer – has been postponed. See “– 5.7.1 Subsequent Events”. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%. This document does not constitute an extension of the tender offer for Orange shares into the United States or into any other country in which such an offer would be illegal or subject to restrictions (in particular, Canada, Japan, Germany and Italy). The tender offer is not extended into, nor can it be accepted in, and no document related to the offer may be transmitted, directly or indirectly, to the United States or to any of the other countries described above, or to persons residing in the United States or in any of the other countries described above, by mail or by any other means of communication or instrumentality of commerce (in particular, without limitation, transmission by facsimile, telex, telephone, or electronic mail) or through any facilities for securities exchange of the United States or of any of the other countries described above.

-	the capital increase of Wind, subscribed for in an amount equivalent to the percentage holding (26.575%), for €35 million;

-	The purchase of minority interests in Wirtualna Polska (30.46%) for €18 million; and

-	Wanadoo’s purchase of minority interests in QDQ Media for €12 million.

■	At December 31, 2002, cash used in financial investments totaled €2,228 million (excluding repurchases of treasury shares and net of the cash acquired in connection with these investments). The principal financial investments included the following:

-	the exercise of the call option on all of NTL’s preferred shares held by financial institutions for $1.1 billion, equivalent to €1,092 million;

-	the purchase of approximately 103 million Orange shares, previously held by E.On, for €950 million, in exchange for the sale of E.On’s equity stake in OCH, formerly Orange Communications S.A., in Switzerland, to Orange S.A.. This purchase was made as part of E.On’s exercise of its put option;

-	Orange’s participation in BITCO Thailand’s capital increase for €69 million;

-	Orange’s participation in Wind’s capital increase in Italy for €48 million;

-	participation in the Novis capital increase for €26 million;

-	Wanadoo’s purchase of an additional share of the minority interest in QDQ Media for €23 million, which raised its holding to 99%;

-	Orange’s participation in the Optimus capital increase in Portugal for €20 million;

-	Orange’s acquisition of the remaining shares in Orange Communications S.A. for €16 million;

-	Wanadoo Portails’ purchase of the minority interests in Wanadoo Editions for €13 million, which raised Wanadoo Portails’ controlling stake in Wanadoo Editions to 100%;

-	the acquisition of Openet Telecom by Orange (Wirefree Services Belgium) and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

-	Wanadoo’s purchase of MyWeb, the Dutch Internet service provider, for €5 million.

Cash used in financial investments was reduced by another €155 million, equivalent to the amount of cash acquired, of which €144 million represented the TP Group’s net cash at April 1, 2002, when it was fully consolidated.

5.2.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY SEGMENT

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has identified, starting in the first six months of 2003, the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

The following table sets forth the principal operating data by segment. The figures as of and at December 31, 2002 have been restated according to the new segmentation. The segment data set forth in the following sections, unless otherwise indicated, is presented before inter-segment eliminations. In addition, the changes set forth below are calculated on the basis of data in thousands of euros, even though they are shown in millions of euros.

(€ millions)	At December 31, 2003

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,941	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121
Cost of services and products sold	(6,382)	(1,235)	(9,505)	(1,830)	(1,399)	(603)	3,731	(17,223)
Selling, general and administrative expenses	(4,965)	(1,027)	(4,214)	(524)	(897)	(408)	918	(11,117)
Research and development expenses	(16)	(8)	(451)	–	(9)	0	6	(478)
Operating income before depreciation and amortization	6,578	347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)	(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan			(211)				0	(211)
Operating income	4,265	250	4,066	(168)	890	314	(63)	9,554
CAPEX	2,362	76	1,356	248	884	183	(23)	5,086
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization – CAPEX	4,216	271	6,234	11	975	425	85	12,217
Average number of employees (full-time equivalent)	30,722	6,568	120,037	9,872	43,451	11,007	–	221,657

(€ millions)	At December 31, 2002 (on a comparable basis)

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	16,463	2,073	22,288	2,632	4,104	1,559	(4,510)	44,609
Cost of services and products sold	(5,977)	(1,037)	(10,161)	(1,860)	(1,475)	(702)	3,576	(17,636)
Selling, general and administrative expenses	(5,491)	(977)	(4,680)	(605)	(900)	(428)	975	(12,106)
Research and development expenses	(21)	(4)	(530)	0	(9)	(1)	3	(562)
Operating income before depreciation and amortization	4,974	56	6,918	167	1,719	427	44	14,305
Depreciation and amortization	(2,270)	(107)	(3,377)	(435)	(945)	(297)	(106)	(7,537)
Amortization of actuarial adjustments in the early retirement plan			(199)					(199)
Operating income	2,704	(51)	3,342	(268)	774	130	(63)	6,568
CAPEX	3,142	107	2,097	327	1,051	246	(20)	6,950
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,832	(51)	4,821	(160)	668	181	64	7,355
Average number of employees (full-time equivalent)	31,471	6,701	126,922	11,928	57,482	11,747	0	246,251

(€ millions)	At December 31, 2002 (historical)

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,085	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630
Cost of services and products sold	(6,200)	(1,016)	(10,541)	(2,232)	(1,254)	(1,027)	3,711	(18,559)
Selling, general and administrative expenses	(5,715)	(965)	(4,784)	(725)	(757)	(612)	979	(12,579)
Research and development expenses	(24)	(4)	(540)	–	(8)	(2)	2	(576)
Operating income before depreciation and amortization	5,146	90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)	(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan			(199)
Operating income	2,782	(6)	3,496	(321)	653	278	(74)	6,808
CAPEX	3,281	108	2,243	392	1,045	396	(24)	7,441
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,865	(18)	4,956	(192)	408	388	68	7,475
Average number of employees (full-time equivalent)	30,876	6,761	131,311	11,928	45,222	14,047	–	240,145

5.2.2.1 ORANGE SEGMENT

The “Orange” segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not contributed to Orange (principally Voxtel in Moldavia, FTM Lebanon, and PTK Centertel in Poland).

At December 31, 2003, Orange’s controlled subsidiaries had 49.1 million customers.

Orange analyzes its activities as follows:

-	“France”, which comprises metropolitan France, Orange Caraïbe and Orange Réunion;

-	“United Kingdom”;

-	“Rest of World”, which includes Belgium, Botswana, Cameroon, Denmark, the Dominican Republic, Egypt, the Ivory Coast, Madagascar, The Netherlands, Romania, Slovakia and Switzerland. Rest of World also includes Orange’s minority interests in Austria, India, Portugal and Thailand. The minority interest held in Wind was sold on July 1, 2003; and

-	“Support services”, which includes activities for the development of wireless services for the entire segment, in addition to general selling and administrative costs and other shared expenses.

Operating Indicators for the Orange Segment

The table below sets out the main operating indicators of the “Orange” segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	17,941	16,463	17,085	9.0%	5.0%

Network revenues	16,394	14,937	15,488	9.8%	5.8%

Operating income before depreciation and amortization	6,578	4,974	5,146	32.2%	27.8%

Operating income before depreciation and amortization/Revenues	36.7%	30.2%	30.1%

Operating income	4,265	2,704	2,782	57.7%	53.3%

CAPEX	2,362	3,142	3,281	(24.8)%	(28.0)%

Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX	4,216	1,832	1,865	130.1%	126.1%
Average number of employees (full-time equivalent)	30,722	31,471	30,876	(2.4)%	(0.5)%

The table below sets forth the calculation of figures on a comparable basis for the “Orange” segment in 2002. The changes in the scope of consolidation relate to the transfer of the wireless activity in Egypt (ECMS/Mobinil) from the “Other International” segment to the “Orange” segment from July 1, 2002, with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of full-time employees

2002 figures on a historical basis	17,085	5,146	2,782	3,281	1,865	30,876

Entry into the scope of consolidation:
Mobinil, ECMS	199	95	46	43	53	596

Other changes in scope of consolidation	(1)	0	0	0	(1)	(1)

Exchange rate variations(2)	(820)	(267)	(124)	(182)	(85)

2002 figures on a comparable basis	16,463	4,974	2,704	3,142	1,832	31,471

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

The exchange rate effects on the information on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis (unaudited)

Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

Pound (Sterling)	GBP	(543)	(135)	(53)	(105)	(31)

Pound (Egyptian)	EGP	(158)	(84)	(48)	(27)	(57)

U.S. Dollar	USD	(65)	(24)	(6)	(14)	(10)

Other currencies		(54)	(24)	(17)	(36)	13

Exchange rate variations		(820)	(267)	(124)	(182)	(85)

Revenues

The table below sets forth, for the periods ended 2003 and 2002, revenues for the Orange segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France(1)	7,983	7,651	7,651	4.3%	4.3%

Orange UK	5,819	5,418	5,961	7.4%	(2.4)%

Orange Rest of World	4,315	3,574	3,657	20.7%	18.0%

Inter segment eliminations	(176)	(180)	(184)	(2.2)%	(4.3)%

Orange revenues	17,941	16,463	17,085	9.0%	5.0%

Number of customers at December 31 (millions)	49.1	44.4	44.4	10.8%	10.8%

(1)	Includes revenues from French overseas departments through Orange Caraïbes and Orange Réunion.

On a historical basis, Orange’s revenues increased 5.0% between 2002 and 2003. This growth was partly due to the consolidation of Mobinil/ECMS, which was partially offset by the negative impact of exchange rate variations, particularly from revenues in pounds sterling, Egyptian pounds and U.S. dollars.

On a comparable basis, Orange’s revenues reached €17.9 billion at December 31, 2003, an increase of 9.0%. This increase was related to the 9.8% growth of network revenues. The increase in the number of customers (49.1 million at December 31, 2003), supported by the integration and roll-out of the Orange brand, was 10.8% in 2003. This increase was combined with a positive trend in ARPU (average annual revenue per user – see “– 5.9 Non-GAAP Financial Measures and Financial Glossary – Financial Glossary”), particularly in France and the United Kingdom, as a result of the development of “non-voice” services, which increased 24.9%, representing 12.7% of network revenues in 2003 compared to 10.7% in 2002 on a comparable basis.

■	Orange France revenues

The following table sets forth Orange France’s revenues and operating data.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	7,983	7,651	7,651	4.3%	4.3%

Total number of customers (in thousands)	20,329	19,216	19,216	5.8%	5.8%

Of which:
Contract customers (in thousands)	11,763	10,683	10,683	10.1%	10.1%

Prepaid customers (in thousands)	8,566	8,533	8,533	0.4%	0.4%

Average annual revenue per user (ARPU) (€)	379		377		0.5%
Average monthly usage per user (AUPU) (in minutes)	158		143		10.5%

Revenues for Orange France increased 4.3% at December 31, 2003 (on both a historical and comparable basis). This growth was principally due to the 5.5% increase of network revenues due to the increase in the number of active customers (an increase of 5.8%, reaching 20.3 million at December 31, 2003). Simultaneously, ARPU (average annual revenue per user) at December 31, 2003 increased for the first time during the year from €377 to €379. ARPU calculated on the basis of quarterly revenues showed growth from the second quarter of 2003. This improvement was the result of several factors:

-	the evolution of average monthly usage per user which increased 10.5% compared to an annual growth of 3.6% at December 31, 2002;

-	the effect of the increase in number of contract customers for whom ARPU is 3.4 times greater than prepaid customers. Contract customers represented 58% of the total number of active customers at December 31, 2003 compared to 56% a year earlier; and

-	the change in ARPU benefited from the progression of “non-voice” services, which accounted for 11.7% of network revenues at December 31, 2003, compared with 8.9% a year earlier.

ARPU increased despite the impact of the successive decreases of approximately 15% in the price of calls made from fixed line networks to the Orange France network, which occurred in March 2002 and January 2003. A third decrease in price of approximately 12.5% was implemented from January 2004.

In 2003, as for the preceding years, billing between mobiles operators in France was effectuated following the “Bill & Keep” arrangement.

“Bill & Keep” refers to the method by which the mobile operator bills the subscriber who makes the call for the whole amount of the outgoing call towards another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal part of the other mobile operator’s network.

Orange currently believes that mobile operators will discontinue using the “Bill & Keep” system during the first half of 2004.

Discontinuing use of the “Bill & Keep” arrangement would lead to an increase in Orange France revenues in 2004 and to the recording of charges as to the paying back of fees, for an equivalent amount.

■	Orange UK revenues

The following table sets forth revenues and operating data for Orange UK. The data presented on a comparable basis for 2002 takes into account the negative impact of the exchange rate variations in the pound sterling.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	5,819	5,418	5,961	7.4%	(2.4)%

Total number of customers (in thousands)	13,649	13,312	13,312	2.5%	2.5%

Of which:
Contract customers (in thousands)	4,457	4,238	4,238	5.2%	5.2%

Prepaid customers (in thousands)	9,192	9,074	9,074	1.3%	1.3%

Average annual revenue per user (ARPU) (€)(1)	271		259		4.6%
Average monthly usage per user (AUPU) (in minutes)	146		140		4.3%

(1)	Before October 1, 2002, revenues from incoming calls from customers who switched from Orange UK to one of the other U.K. networks, while retaining their Orange numbers (mobile number portability or “MNP”), were included in calculating Orange UK’s overall ARPU and the ARPU for contract customers. Beginning October 1, 2002, these revenues were excluded from the calculation of Orange UK’s GSM network revenues and, consequently, from total ARPU and from ARPU for contract customers.

On a historical basis, revenues for Orange UK decreased 2.4% at December 31, 2003, as a result of the negative impact of exchange rate variations in the pound sterling.

On a comparable basis excluding the effects of exchange rate variations, Orange UK’s revenues increased 7.4% on a comparable basis, corresponding to the 7.5% increase in network revenues in 2003.

This sustained growth of network revenues was the result of:

-	the 4.6% growth, as measured in pounds sterling, of ARPU. This growth was partially attributable to the development of “non-voice” services, which accounted for 15.9% of network revenues at December 31, 2003, compared with 14.3% in 2002, and for which ARPU increased 16.2% between 2002 and 2003;

-	the positive effect of the increase in the number of contract customers for whom ARPU is 4.6 times greater than for prepaid customers. Contract customers represented 32.7% of the total number of active customers at December 31, 2003 compared to 31.8% at December 31, 2002; and

-	the 2.5% increase in the number of active customers, reaching 13.6 million active customers at December 31, 2003 compared with 13.3 million a year earlier.

On July 24, 2003, call termination rates for the four wireless telephone operators in the United Kingdom were reduced by 15%.

In May 2003, the Office of Telecommunications (“OFTEL”), the regulatory authority in the United Kingdom, acting in an advisory capacity, published a proposal for a decrease in call termination rates to mobile telephones over a period of three years based on the recommendations of the British Competition Commission. The reduction is equal to the Retail Price Index of 15% per year (for Vodafone and O2) or 14% per year (for Orange and T-Mobile) from April 1, 2003 through March 31, 2006. The implementation of this three-year tariff reform was delayed.

■	Orange Rest of World revenues

The following table sets forth revenues and the number of customers for Orange Rest of World. The data presented on a comparable basis for 2002 reflects (i) the changes in scope of consolidation, in particular the transfer to Orange on July 1, 2002 of the 71.25% interest in Mobinil and (ii) the negative impact of the exchange rate variations in the Egyptian pound:

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	4,315	3,574	3,657	20.7%	18.0%

Total number of customers (in thousands)	15,161	11,839	11,839	28.1%	28.1%

On a historical basis, revenues for Orange Rest of World increased 18.0%.

On a comparable basis, revenues for Orange Rest of World increased 20.7% at December 31, 2003, which reflected the 23.1% growth in network revenues.

The growth in network revenues resulted primarily from the 28.1% increase (on a comparable basis) in the number of active customers, supported by the integration and roll-out of the Orange brand. Since January 1, 2003, the number of customers increased by 3.3 million, primarily in Romania, Egypt, Slovakia and Belgium.

On a comparable basis, the 20.7% increase in Orange Rest of World’s revenues was mainly linked to the results achieved in Belgium, Romania, Switzerland and Egypt.

Operating Expenses Before Depreciation and Amortization

The following table sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(6,382)	(5,977)	(6,200)	6.8%	2.9%

Selling, general and administrative expenses	(4,965)	(5,491)	(5,715)	(9.6)%	(13.1)%
Research and development expenses	(16)	(21)	(24)	(24.9)%	(35.0)%

The following table sets forth the calculation of operating expenses before depreciation and amortization on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(6,200)	(5,715)	(24)

Changes in the scope of consolidation	(70)	(33)	0

Exchange rate variations(2)	293	257	3

2002 figures on a comparable basis	(5,977)	(5,491)	(21)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

■	Cost of services and products sold

The cost of services and products sold in the “Orange” segment principally includes the cost of purchasing handsets and accessories, the cost of operating and maintaining the network, interconnection fees to other operators’ networks, the cost of leased connections and the cost of purchasing minutes sold by Orange’s subsidiaries that are service providers.

The cost of services and products sold in the “Orange” segment amounted to €6,383 million in 2003 compared to €6,201 million in 2002 on a historical basis, a 2.9% increase between the two years.

On a comparable basis, the cost of services and products sold increased 6.8% and was mainly due to the increase in the number of customers (particularly the increase in the cost of interconnection fees to other operators’ networks because of the increase in the number of calls and the acquisition cost of handsets sold to new customers), activities relating to maintenance of the network and a portion of the costs related to customer retention.

■	Selling, general and administrative expenses

Selling expenses for the “Orange” segment consist of commissions paid to distributors for new customers, publicity and marketing costs, costs relating to the implementation of programs for customer retention, costs related to direct sales and to the distribution of handsets and accessories, the cost of customer services, billing costs and the costs relating to bad debt. Administrative expenses for the “Orange” segment consist of financial, planning, regulatory oversight and legal expenses. They also include general expenses arising from facilities and offices, general personnel costs, on-going training and expenses for the information system.

Selling, general and administrative expenses for the “Orange” segment reached €4,965 million in 2003 compared to €5,714 million in 2002 (on a historical basis), a decrease of 13.1%.

On a comparable basis, this was a decrease of 9.6% between 2002 and 2003. As a result, selling, general and administrative expenses of the “Orange” segment as a percentage of revenues has decreased from 33.3% in 2002 to 27.7% in 2003. This decrease was due in particular to the decrease of expenses for marketing, publicity and communication, in addition to the reduction in commissions paid to distributors for the acquisition of new customers and the sale of prepaid cards (in the United Kingdom). This was partially offset by the increase in the commissions paid to distributors for the renewal of handsets resulting from the drive for retention of customers who generate higher revenues.

■	Evolution of customer acquisition and retention costs

In the majority of the countries where Orange operates, the costs of customer acquisition have decreased, in parallel with an increase in the costs of customer retention, which reflects the evolution of Orange’s markets towards commercial strategies favoring customers (contract customers) who generate higher revenues rather than towards the acquisition of new clients. The costs of customer acquisition and retention are accounted for partly in the line item “Cost of services and products sold” and partly in the line item “Selling, general and administrative expenses”.

On a comparable basis, total customer acquisition costs for the “Orange” segment decreased 14.2% between 2002 and 2003. This decrease was offset by a 44.2% increase in customer retention costs resulting from the expenses made to retain clients in a competitive environment.

On a comparable basis, the decrease of total customer acquisition costs was considerable in France (28.3%) and the United Kingdom (8.3%). This decrease was offset by the significant increase in customer retention costs (68.7% in France and 11.7% in the United Kingdom). As a percentage of the “Orange” segment’s revenues, customer acquisition and retention costs have decreased from 11.9% in 2002 to 10.9% in 2003 in France and from 14.8% in 2002 to 13.6% in 2003 in the United Kingdom. The success of the policy to migrate prepaid customers to contracts was evidenced in France by the decrease of the churn rate for contract clients. The churn rate in France decreased from 21.6% in 2002 to 18.3% in 2003. In the United Kingdom the churn rate increased from 17.5% at December 31, 2002 to 22.6% at December 31, 2003 as a result of the increased churn rate of prepaid customers.

■	Research and development expenses

Research and development expenses amounted to €16 million in 2003, compared to €24 million in 2002, decreasing 35% between the two years on a historical basis.

On a comparable basis, this was a decrease of 25% between 2002 and 2003.

Operating Income Before Depreciation and Amortization

The “Orange” segment’s operating income before depreciation and amortization grew 27.8% on a historical basis, to €6,578 million at December 31, 2003, compared to €5,146 million at December 31, 2002. This significant growth reflected the notable improvement in operating profitability across the segment, with the rate of the margin of operating income before depreciation and amortization over total revenues increasing from 30.1% at December 31, 2002, to 36.7% at December 31, 2003. This development reflected strong margin growth in Orange’s principal markets (France and the United Kingdom) and significant growth in international operations, which all produced, for the first time, positive operating income before depreciation and amortization.

On a comparable basis, the “Orange” segment’s operating income before depreciation and amortization grew by 32.2% between December 31, 2002 and December 31, 2003, to €6,578 million in 2003, compared to €4,974 million for the period one year earlier. On the same comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues increased from 30.2% at December 31, 2002, to 36.7% at December 31, 2003.

Depreciation and Amortization (excluding goodwill)

The following table sets forth the amount of depreciation and amortization (excluding goodwill) for 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(2,313)	(2,270)	(2,364)	1.8%	(2.2)%

The following table sets forth the calculation of depreciation and amortization (excluding goodwill) on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

Depreciation and amortization (excluding goodwill)
2002 figures on a historical basis	(2,364)

Changes in the scope of consolidation	(49)

Exchange rate variations(2)	143

2002 figures on a comparable basis	(2,270)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization (excluding goodwill) amounted to €2,313 million in 2003, compared with €2,364 million in 2002 (on a historical basis), a decrease of 2.2% which was mainly due to the favorable exchange rate variations, partially offset by the consolidation of the wireless activities in Egypt.

On a comparable basis, depreciation and amortization (excluding goodwill) increased 1.8% between 2002 and 2003. The provisions mainly concern network infrastructure and depend upon the level of investment.

Until the present, the amortization of intangible assets did not represent a significant element of this line item. In the future, the acquisition costs of the UMTS licenses acquired in the United Kingdom, The Netherlands, Switzerland, France, Belgium, Denmark and Slovakia, in addition to those which may be acquired in the future, will be amortized on a straight-line basis from the date at which the related network is technically ready for the commercial launch of service.

Operating Income

On a historical basis, the “Orange” segment’s operating income increased 53.3% to €4,265 million for the period ended December 31, 2003.

On a comparable basis, the increase was 57.7% and reflected the improvement in the segment’s operating profitability, despite the slight increase in provisions for depreciation and amortization of tangible and intangible fixed assets.

Investments in Tangible and Intangible Assets

■	Investments in tangible and intangible assets (excluding UMTS licenses)

Excluding UMTS and GSM licenses, investments in tangible and intangible assets by the “Orange” segment showed a significant decrease of 28.0%, to €2,362 million in 2003, compared to €3,281 million in 2002 on a historical basis.

On a comparable basis, the decrease was 24.8%. This decrease was due to the postponement of investments estimated to amount to between €7 billion and €8 billion for the three years 2003 to 2005. Orange’s strategy has remained unchanged, leading the Orange Group to offer an optimized network everywhere it operates. In addition, Orange is about to begin a new phase of investment intended to solidify its growth.

The decrease in tangible and intangible investments, which reflect the effects of the “TOP Sourcing” Program, included the following:

-	in France, expenses related to investments in tangible and intangible assets increased by 5.9%, as compared to 2002. This increase was due to unchanged second generation expenditures and initial expenditures for the development of the third generation network (UMTS);

-	in the United Kingdom, investments in tangible and intangible assets decreased significantly (34.1% decrease on a historical basis, mainly the result of exchange rate variations in the pound sterling, and 27.5% on a comparable basis), compared to December 31, 2002, reflecting a slowdown in second generation expenses while expenses for the third generation networks (UMTS) in 2003 were less significant than expected due to deferrals into 2004; and

-	Orange’s investments in tangible and intangible assets in Rest of World decreased by almost half, mainly because of the finalization of network roll-out projects in Switzerland and The Netherlands, as well as the termination of operations in Sweden.

■	Acquisitions of mobile licenses

No mobile licenses were acquired during 2003.

Acquisitions of mobile licenses in 2002 amounted to €88 million, including a €53 million additional payment for the acquisition of a GSM license in the Ivory Coast and a €35 million payment for the acquisition of a UMTS license in Slovakia.

The table below lists the acquired UMTS licenses at December 31, 2003.

Country	Company	France Telecom’s Interest(1)	Cost of the license at the date of acquisition	Awarded	Period

		(in %)	(€ billions)		(years)

The Netherlands	Orange Nederland	99.02%	0.44	July 2000	15

U.K.	Orange Personal Communications Services	99.02%	6.60	September 2000	20

Switzerland	Orange Communications S.A.	99.02%	0.04	December 2000	15

Belgium	Mobistar	50.29%	0.15	March 2001	20

France	Orange France	99.02%	0.62 plus 1% of annual UMTS revenues	August 2001	20

Denmark	Orange A/S	66.57%	0.1	September 2001	20
Slovakia	Orange Slovensko	63.25%	0.04	July 2002	20

(1)	Direct or indirect holding including the dilution following the listing of Orange S.A..

Orange does not expect to tender for new UMTS licenses involving significant costs.

“Mobile Licenses” for the “Orange” segment at December 31, 2003 principally included the net value of the licenses for the operation of GSM and UMTS networks in the United Kingdom (€6.4 billion), France (€0.6 billion) and The Netherlands (€0.4 billion).

Licenses for the operation of wireless UMTS networks will be amortized on a straight line basis from the date at which the corresponding network is technically ready for an effective launch of the service.

The postponement of the development and roll-out of the UMTS networks and services led France Telecom to review at December 31, 2003, as it did at December 31, 2002, as set forth in Note 2 of the Notes to the Consolidated Financial Statements, the present value of the UMTS license in the United Kingdom (which had a net book value of €5.8 billion at December 31, 2003). At the Orange PCS level, given the very close relationship of second generation (“2G”) and third generation (“3G”) services offerings, both from a commercial and technical point of view, this review consisted of comparing the net book value of 2G and 3G intangible assets and property, plants and equipment, with the expected cash flows over the remaining life of the UMTS license on the basis of the most recent and updated business plan, discounted at 9%. On the basis of this review, no impairment charge was necessary. The possible moderately unfavorable evolution (below 10%), of expected cash flows would lead to a depreciation of the use value of second and third generation tangible and intangible assets in the United Kingdom, including the allocated licenses.

A GSM license was awarded to Orange France for 15 years from March 25, 1991, expiring in March 2006. Pursuant to the terms of the license, the conditions for its renewal, as for SFR’s license, were defined in March 2004. The new conditions approved by the French government provide for a 1% fee per year on the revenues of wireless operators, in addition to a fee of €25 million per year. The wireless operators have agreed to continue to decrease the price of SMS text messages and will work in close cooperation with the French State, local authorities and the ART to complete the rural area coverage program and ensure 100% wireless telephony coverage for all French towns and villages. In other countries where it operates, France Telecom cannot foresee the new conditions that will be applicable within the framework of GSM licenses following their renewal, and in particular, cannot dismiss the possibility that the cost to the operator may be significantly higher than the current cost of the license fees.

The information relating to the risks regarding UMTS licenses are discussed in more detail in “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business –The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect France Telecom’s business, financial condition and results of operations”.

Operating Income Before Depreciation and Amortization Less CAPEX

Operating income before depreciation and amortization less CAPEX increased 2.3 times between 2002 (on both a historical and a comparable basis) and 2003, reaching €4,216 million.

This growth resulted from the positive trend in operating income before depreciation and amortization combined with a decrease in investments in tangible and intangible assets, excluding licenses.

5.2.2.2 WANADOO SEGMENT

France Telecom holds 71.13% of the share capital of Wanadoo.

The “Wanadoo” segment includes Internet access, portals, e-Merchant sites, and directories. These activities have been grouped within Wanadoo S.A. since 2000.

Wanadoo is a leader in the European Internet and directories market with over 9.1 million customers for Internet Access and over 641,000 directories’ advertisers at December 31, 2002. Wanadoo is the leading Internet provider in France and the United Kingdom, the second-leading in Spain and the third-leading in The Netherlands. Wanadoo has over 2.4 million cable and ADSL subscribers.

Wanadoo groups its businesses under two principle divisions:

-	“Access, Portals and e-Merchant”, and

-	“Directories”.

Operating Indicators for the Wanadoo Segment

The table below sets forth the main operating indicators of the “Wanadoo” segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,617	2,073	2,075	26.2%	26.1%
Operating income before depreciation and amortization	347	56	90	ns	ns
Operating income before depreciation and amortization / Revenues	13.3%	2.7%	4.4%
Operating income	250	(51)	(6)	ns	ns
CAPEX	76	107	108	(28.7)%	(29.5)%
Operating income before depreciation and amortization less CAPEX	271	(51)	(18)	ns	ns
Average number of employees (full-time equivalent)	6,568	6,701	6,761	(2.0)%	(2.9)%

The change in method for the calculation of revenues from the sale of advertising spots in electronic directories implemented in 2003 led to a reduction in revenues of €14 million and in operating income of €12 million. In 2003, the impact on the net income of the Group was a loss of €5 million (a loss of €8 million on the net income of the Wanadoo Group). The initial effect of this change in accounting method amounted to a reduction of €39 million of the Group share, recorded in “Other movements” in the statement of changes in shareholders’ equity at December 31, 2003 (see Note 25 of the Notes to the Consolidated Financial Statements).

The table below sets forth for 2002 the calculation of figures on a comparable basis for the “Wanadoo” segment. The variations in the scope of consolidation relate mainly to the full consolidation of eresMas on November 1, 2002 (rebranded Wanadoo Espana on January 1, 2003, following the merger), with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,075	90	(6)	108	(18)	6,761

Entry into the scope of consolidation: EresMas	59	(39)	(60)	5	(44)

Other changes in the scope of consolidation	(27)	6	15	(5)	11	(60)

Other variations(2)	(12)	(9)	(9)	0	(9)

Exchange rate variations(3)	(22)	8	9	(1)	9

2002 figures on a comparable basis	2,073	56	(51)	107	(51)	6,701

(1)	Before inter-segment eliminations.

(2)	Change in accounting method of revenues from advertising sold in electronic directories.

(3)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Revenues

The following table sets forth revenues for the “Wanadoo” segment for 2002 and 2003 and the distribution between the two divisions.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Access, portals and e-Merchant	1,708	1,209	1,199	41.3%	42.5%
Directories	918	869	880	5.6%	4.3%
Inter sub-segment eliminations	(9)	(4)	(4)	ns	ns

Wanadoo revenues	2,617	2,073	2,075	26.2%	26.1%

Of which:
– Revenues in France	1,997	1,619	1,646	23.3%	21.3%
– Revenues outside France	620	454	429	36.6%	44.5%

Number of active users(1) (in thousands)	9,153	8,416	8,535	9%	7%
Of which:
– Active users in France	4,520	3,924	3,924	15%	15%
– Active users outside France	4,633	4,492	4,611	3%	0%

(1)	Subscribers who connected at least once during the past 30 days based on figures for June.

On a historical basis, Wanadoo’s revenues grew by 26.1% between December 31, 2002 and December 31, 2003. In addition to the positive impact of the acquisition of eresMas, this growth reflected the positive impact of the growth of Internet access (particularly broadband), partially offset by the negative impact of exchange rate fluctuations. International operations contributed 23.7% to revenues from “Access, portals, and e-Merchant” during 2003, compared to 20.7% during 2002. “Access, portals and e-Merchant” activities increased 42.5% while “Directories” activities increased 4.3%.

On a comparable basis, revenues increased by 26.2% between December 31, 2002 and December 31, 2003, with growth of 41.3% in “Access, portals and e-Merchant” operations and 5.7% in the “Directories” business.

■	Revenues from “Access, portals and e-Merchant”

Revenues from “Access, portals and e-Merchant” operations increased 42.5% on a historical basis at December 31, 2003 a result of the consolidation of eresMas (rebranded Wanadoo Espana following the merger) and 41.3% on a comparable basis.

This increase was mainly due to revenues from Internet Access services, which increased 47% (€1,514 million in 2003 compared to €1,031 million in 2002). The increase in the number of broadband (ADSL and cable) users was particularly rapid, reaching approximately 2.4 million users in 2003 (27% of its European subscriber base at December 31, 2003) compared with 1.4 million a year earlier, contributing significantly to the increase in ARPU (average monthly revenue per user).

In France, the rapid development of broadband access that began in 2002 continued, with 1.8 million Wanadoo broadband subscribers in France at December 31, 2003, a 74% increase compared with 2002. ARPU for all offers increased 17.9%, reaching €17.80 per month.

In the United Kingdom, the rapid increase in access revenues was due to a growth in contract customers, which accounted for 43% at December 31, 2003 of total active customers of 2.6 million compared to 38% at December 31, 2003, out of a total of 2.57 million active customers. At December 31, 2003, Freeserve had 158,000 ADSL users compared to 49,000 a year earlier. The transformation of the customer base led ARPU for all available offers to increase to €9.10 per month, an increase of 35.8% compared to 2002.

In Spain, access revenues experienced strong growth due to the growing proportion of contract customers, which accounted for 54% of total active customers at December 31, 2003. In addition, migration from low speed access to ADSL access had a positive impact, with the number of Wanadoo ADSL subscribers in Spain reaching 190,000 at December 31, 2003, representing 12.7% of the 1.5 million active users at that date.

In The Netherlands, Wanadoo had 544,000 customers at December 31, 2003. Broadband customers represented 53.1% of the total customer base and ARPU amounted to €7.50.

Revenues from the portals business increased 18% from €117 million in 2002 to €138 million in 2003, despite the negative impact of the sale of Wanadoo Editions. Advertising revenues from Wanadoo’s portals increased significantly in 2003 despite a flat advertising market in the countries where Wanadoo operates.

Revenues from e-Merchant increased 10%, reaching €56 million in 2003 compared to €51 million in 2002, generated by steady growth in the number of orders from Alapage, which reached over 1.2 million orders, an increase of 22% compared to 2002.

■	Revenues from “Directories”

Revenues from “Directories” reached €918 million in 2003, an increase of 4.3%, on a historical basis and an increase of 5.6% on a comparable basis due to the development of online directory services in France (revenues amounted to €885 million in 2003). Revenues from online directories (including Minitel and Internet advertising and site creation) increased 8% to €221 million. Revenues from pagesjaunes.fr increased 24%.

Operating Expenses Before Depreciation and Amortization

The following table sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(1,235)	(1,037)	(1,016)	19.1%	21.6%
Selling, general and administrative expenses	(1,027)	(977)	(965)	5.1%	6.4%
Research and development expenses	(8)	(4)	(4)	125.1%	126.1%

The following table sets forth the calculation of figures on a comparable basis impacting operating expenses before depreciation and amortization by destination.

(€ millions)	Variations on a comparable basis(1) unaudited

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(1,016)	(965)	(4)

Other variations(2)	(43)	(21)	0

Exchange rate variations(3)	22	9	0

2002 figures on a comparable basis	(1,037)	(977)	(4)

(1)	Before inter-segment eliminations.

(2)	Includes changes in the scope of consolidation and changes in accounting methods for revenues from online directories.

(3)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

■	Cost of services and products sold

The cost of services and products sold for the “Wanadoo” segment amounted to €1,235 million in 2003, compared to €1,016 million in 2002 on a historical basis, an increase of 21.6% between the two years.

On a comparable basis, this was a 19.1% increase. As a percentage of revenues, cost of services and products sold decreased from 50% in 2002 to 47% in 2003 as a result of the significant efforts made to optimize costs in all activities.

Between 2002 (on a comparable basis) and 2003, the cost of goods and services sold for “Access, portals and e-Merchant” activities increased 25.6%, while revenues increased 41.3%. This improvement of the ratio of costs of services and products sold to revenues resulted from efforts made in the area of customer relations costs, the optimization of network costs for access offers and the rationalization of portal operations. In the “Directories” business, the cost of services and products sold decreased 3.1%, while revenues increased 5.7%. This variation was linked mainly to costs of paper and printing and the optimization of print runs.

■	Selling, general and administrative expenses

Selling, general and administrative expenses for the “Wanadoo” segment increased 6.4% between 2002 and 2003, reaching €1,027 million in 2003 compared to €965 million in 2002 (on a historical basis) due mainly to increased broadband sales.

On a comparable basis, this was a 5.1% increase between 2002 and 2003. As a percentage of revenues, selling, general and administrative expenses for the “Wanadoo” segment were 39% in 2003 compared to 47% in 2002. The improvement in the level of selling, general and administrative expenses for “Access, portals and e-Merchant” activities was mainly due to cost control relating to sales and marketing expenditures, within the framework of Wanadoo’s desire to pursue its growth, acquire new customers and encourage the migration of its subscriber base towards paying or broadband services.

■	Research and development expenses

Research and development expenses amounted to €8 million in 2003 compared to €4 million in 2002 on both a historical and comparable basis.

Operating Income Before Depreciation and Amortization

At December 31, 2003, Wanadoo’s operating income before depreciation and amortization increased significantly, reaching €347 million on a historical basis, compared to €90 million at December 31, 2002. On a comparable basis, operating income before depreciation and amortization increased to €347 million from €56 million at December 31, 2002. As a percentage of revenues, operating income before depreciation and amortization amounted to 13.3% in 2003, compared to 2.7% in 2002 on a comparable basis. Operating income before depreciation and amortization for “Access, portals and e-Merchant” activities improved significantly compared to December 31, 2002 (€45 million at 31 December, 2003, compared to a loss of €192 million at December 31, 2002 on a comparable basis). Operating income before depreciation and amortization for the “Directories” business increased 19.6% on a comparable basis, from €280 million in 2002 to €335 million in 2003.

Depreciation and Amortization (excluding goodwill)

The following table sets forth the amount of depreciation and amortization (excluding goodwill) for 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(97)	(107)	(96)	(8.8)%	1.3%

The following table sets forth the calculation of depreciation and amortization (excluding goodwill) on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

Depreciation and amortization (excluding goodwill)
2002 figures on a historical basis	(96)

Other variations(2)	(12)

Exchange rate variations(3)	1

2002 figures on a comparable basis	(107)

(1)	Before inter-segment eliminations.

(2)	Includes changes in the scope of consolidation and changes in the accounting method for revenues from online directories.

(3)	Impact of the differences between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization remained stable, amounting to €97 million in 2003, compared with €96 million in 2002 on a historical basis.

On a comparable basis, depreciation and amortization decreased approximately 9% between 2002 and 2003. This decrease corresponded to investments made in “Access, portals and e-Merchant” activities. In the “Directories” activities, depreciation and amortization related principally to the assets of Pages Jaunes and QDQ Media.

Operating Income

On a historical basis, operating income showed significant growth, increasing from negative €6 million at December 31, 2002, to €250 million at December 31, 2003.

Given the decrease in provisions for amortization of tangible and intangible assets of “Access, portals, and e-Merchant” activities, and the quasi-stability of the “Directories” activities, operating income experienced significant growth, increasing from negative €51 million at December 31, 2002, on a comparable basis, to €250 million at December 31, 2003.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets for the “Wanadoo” segment decreased significantly by 29.5% between 2002 and 2003, on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by approximately 28.7% between 2002 and 2003. “Access, portals and e-Merchant” activities showed a decrease of €28 million on this same basis of comparison, while investments by the “Directories” business remained virtually stable (a decrease of €3 million). The decrease for “Access, portals and e-Merchant” activities was principally due to the reduction in the production for audiovisual and game products (Wanadoo Editions was sold during the summer) and the significant structural investments made in 2002 for Wanadoo’s platforms in France, which were not renewed in 2003.

Operating Income Before Depreciation and Amortization Less CAPEX

The amount of operating income before depreciation and amortization less CAPEX showed a distinct improvement, increasing from negative €18 million on a historical basis and negative €51 million on a comparable basis at December 31, 2002 to €271 million at December 31, 2003. This increase reflected the improvement in operating income before depreciation and amortization combined with Wanadoo’s reduction in investments in tangible and intangible assets.

5.2.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, and the sale and rental of equipment, as well as support functions (including research and development services, logistics, outsourcing and purchasing) and the information system division.

Operating Indicators for the “Fixed Line, Distribution, Networks, Large Customers and Operators” Segment

The table below sets forth the main operating indicators of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	21,761	22,288	23,064	(2.4)%	(5.6)%
Operating income before depreciation and amortization	7,590	6,918	7,199	9.7%	5.4%
Operating income before depreciation and amortization/Revenues	34.9%	31.0%	31.2%
Operating income	4,066	3,342	3,496	21.6%	16.3%
CAPEX	1,356	2,097	2,243	(35.4)%	(39.6)%
Investments in UMTS/GSM licenses
Operating income before depreciation and amortization less CAPEX	6,235	4,821	4,956	29.3%	25.8%
Average number of employees (full-time equivalent)	120,037	126,922	131,311	(5.4)%	(8.6)%

The table below sets forth for 2002 the calculation of figures on a comparable basis for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment. The changes in scope of consolidation relate mainly to the sale of TDF on December 13, 2002, with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	23,064	7,199	3,496	2,243	4,956	131,311

Withdrawal from the scope of consolidation:
TDF	(731)	(285)	(162)	(138)	(147)	(4,341)

Other variations	(12)	6	6	1	6	(10)

Exchange rate variations(2)	(33)	(2)	2	(9)	6

2002 figures on a comparable basis	22,288	6,918	3,342	2,097	4,821	126,960

(1)	Before inter-segment eliminations.

(2)	Difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Revenues

Revenues from the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment is divided among three sub-segments: Consumer services, Business services and Carrier services. In addition there are “Other revenues” relating to support services, particularly Research and Development and information technology services provided to the other segments of the France Telecom Group.

The distribution of customers in the “Consumer” or “Business” markets is determined on the basis of a multi-criteria analysis based upon the value of the customer. The analysis considers the revenues generated by France Telecom from the customer, the services used, their future growth potential and, where applicable, the need for personalized customer services. “Consumer services” are designed especially for household customers, independent contractors and businesses with no more than five employees, although varying depending on the type of business. The “Business services” activity comprises services designed for businesses with more than five employees and Large Customers (companies with over 200 employees). The “Carrier services” activity corresponds to sales achieved with other telecommunications operators and third party Internet Access Providers (IAPs), and includes wireless services by satellite.

The table below sets forth the revenues for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Consumer Services	11,304	11,669	11,685	(3.1)%	(3.3)%
Business Services	6,695	6,788	7,560	(1.4)%	(11.4)%
Carrier Services	3,367	3,378	3,379	(0.3)%	(0.4)%
Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators revenues	21,761	22,288	23,064	(2.4)%	(5.6)%

On a historical basis, revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased 5.6% in 2003 compared to 2002. The decrease was mainly due to the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment was 2.4% (amounting to €527 million), due, in large part, to revenues from fixed line telephony, which represented two-thirds of the segment’s revenues.

In particular, revenues from “telephone communications” from subscriber lines decreased by 9.5% (amounting to €597 million) in 2003 (Consumer and Business services). Approximately half of this decrease corresponded to the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and in January 2003. In addition, this reflected the impact of the complementary tariff reductions related to increased discounts granted to businesses. Furthermore, revenues from telephone communications by consumers and businesses were affected by a loss of market share, particularly in the market for local traffic, which was opened to competition from January 1, 2002, although the rate of loss of France Telecom’s market share decreased significantly during 2003. France Telecom’s market share for local traffic was 75.8% in December 2003, a decrease of 5.1 points in 2003 compared to a market share loss of 15.9 points in 2002. France Telecom’s market share for long distance traffic was 61.8%, a loss limited to 2.5 points.

The decrease in revenues from telephone communications in 2003 was partially offset by the effect of the rapid development of ADSL, for which revenues from the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 87.7% in a year, reaching €695 million in 2003 (including revenues from the unbundling of lines), compared to €370 million in 2002. Including revenues from low speed consumer Internet, revenues from the Internet for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (consumers, sales to third party ISPs and the unbundling of lines) were €1,167 billion, compared to €919 million in 2002, an increase of 26.9% in a year. In addition, the 5.0% increase on a comparable basis of revenues from “business networks” was achieved due to the steady increase of data network (13.0% increase on a comparable basis), in particular revenues from services linked to Internet and Intranet for businesses, which increased 26.3% in 2003 compared with 2002.

The total number of telephone lines in France reached 33.9 million at December 31, 2003 compared to 34.1 million at December 31, 2002, a decrease of 0.6%. This number includes digital (Numeris) channels (expressed as line-equivalents, with each channel corresponding to one line), which accounted for 5.0 million lines at December 31, 2003 compared to 4.9 million at December 31, 2002, or an annual increase of 2.3%.

■ Revenues from Consumer services

The table below sets forth the revenues and other operating information for Consumer services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Telephone communications	3,964	4,365	4,365	(9.2)%	(9.2)%
Online services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

“Consumer services” revenues	11,304	11,669	11,685	(3.1)%	(3.3)%

Number of consumer telephone lines(1) (2) (in millions)	27.6	27.9	27.9	(0.9)%	(0.9)%

Voice telecommunications of consumer subscribers (in billions of minutes)	59.2	63.7	63.7	(7.1)%	(7.1)%

Number of prepaid communication subscribers(2) (in millions)	8.8	6.7	6.7	31.2%	31.2%

Consumer traffic for online services and low speed Internet access (in billions of minutes)	23.3	23.0	23.0	1.2%	1.2%

Number of consumer subscriptions to ADSL, excluding wholesales to ISPs(2) (in thousands)	1,763	1,014	1,014	74.0%	74.0%

(1)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, an increase of 1.4% compared with 2002.

(2)	At the end of the period.

Consumer subscriptions

The increase in revenues from subscription fees was principally due to price increases for subscriptions which came into effect on July 20, 2002 to reflect the rate of inflation since October 2000.

The basic monthly subscription fee was increased from €12.55, tax included, to €13.00, tax included, representing an increase of €0.45, or 3.6%. The monthly fee for small business subscribers was increased by an identical amount, increasing from €12.65, excluding tax to €13.10, excluding tax. The fee for small business “Presence” contracts increased by €0.50, increasing from €16.30, excluding tax, to €16.80, excluding tax per month. The charge for Numeris lines is, as in the past, adjusted in the “Presence” small business contract subscription. Revenues were also affected by the ongoing development of free services for standard subscriptions, such as Call Waiting, Call Forwarding, Three-Way Conferencing and Caller Identification.

These favorable developments were partially offset by the fact that the Unlisted Number option became free as of August 6, 2003, and, to a slightly lesser extent, the 0.9% decrease in the number of consumer-subscribed telephone lines.

Consumer telephone communications

Revenues from consumer telephone communications decreased 9.2% in 2003 compared to the previous year. This decrease was due to (i) the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and 2003 and (ii) the impact of the loss of market share, in particular, in the market for local traffic, which was opened to competition as of January 1, 2002.

At the same time, calling packages continued to grow rapidly, with 8.8 million subscribers at December 31, 2003, an increase of 31.2% over the previous year. Calling packages accounted for 21.2% of telephone communications revenues at December 31, 2003 compared to 12.4% at December 31, 2002.

They are responsible for the significant growth of the share of recurring revenues for consumer subscribers. In 2003, revenues from subscriptions and calling packages represented 60.4% of total revenues of subscriptions and telephone communications compared to 53.9% in 2002.

Consumer online and Internet access services

The overall increase of 14.2% in consumer online services and Internet access revenues in 2003 was mainly linked to the development and the wholesale sale of ADSL access to Wanadoo in France. The revenues for this operation have more than doubled compared to 2002, reflecting the rapid growth of ADSL. At December 31, 2003, the number of ADSL accesses sold to Wanadoo amounted to 1.535 million compared with 756,000 a year earlier.

In addition, the number of direct customer subscriptions to the “ADSL line” (range of access to France Telecom’s ADSL network, which allows subscribers to choose their own ISP) amounted to 229,000 subscribers at December 31, 2003 compared to 258,000 at December 31, 2002, a decrease of 11.2% in the number of subscribers.

Finally, revenues from “Information and operator services” increased 8.3% compared to 2002 due to an increase in calls originating from mobile telephones.

The effect of these positive developments was partially offset by (i) the 13.7% decline in revenues from telephone communications for low-speed Internet access sold to Wanadoo and (ii) the 23.9% decline in revenues from Teletel kiosk services, linked to the downward trend in Teletel traffic during the year (a 23.1% decrease).

Other consumer services

The table below sets forth information concerning other consumer services provided for the years ended December 31, 2002 and 2003, and the variations between these periods expressed in percentage changes:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Equipment sales and rentals	1,149	1,102	1,102	4.3%	4.3%
Payphones and telephone cards	453	589	589	(23.1)%	(23.1)%
Cable television	151	140	153	8.1%	(1.2)%
Other consumer products	506	586	589	(13.7)%	(14.1)%

Other consumer services revenues	2,260	2,417	2,433	(6.5)%	(7.1)%

Volume of payphone and telephone card traffic (in billions of minutes)	2.1	2.6	2.6	(18.8)%	(18.8)%
Number of payphones(1) (in thousands)	190.3	199.6	199.6	(4.7)%	(4.7)%
Number of cable network subscribers(1) (in thousands)	855	820	854	4.3%	0.1%

(1)	At the end of the period.

Equipment sales and rentals

The annual growth of 4.3% in revenues from “Equipment sales and rentals” for consumers in 2003 was related to the sustained development of sales of mobile equipment and talktime Mobicarte recharges by the distribution network of France Telecom stores in France. Sales of equipment and mobile services increased 31.4% compared to 2002 and amounted to 44% of revenues from “Equipment sales and rentals” in 2003.

At the same time, equipment rentals and maintenance of Minitels (telematic terminals) continued to experience a downward trend, while the sale of equipment of fixed line services was marked by (i) the impact of reductions in the price of ADSL modems (whose volume remained dynamic) and (ii) the decrease in sales of other equipment (in particular telephones and fax machines).

Payphones and telephone cards

Revenues for “Payphones and telephone cards” decreased 23.1% in 2003, compared to 2002, due mainly to the significant decrease of 18.8% in the overall volume of traffic in 2003 compared to 2002. Payphone traffic, particularly affected by the development of wireless services, maintained its downward trend with an annual decrease of 16%, following a decrease of 17.0% in 2002. Similarly, traffic for telephone cards (France Telecom cards and “Tickets téléphone”) decreased 25.1% in 2003, compared to a 7.9% decrease in 2002, which reflected the significant decrease in the traffic for “Tickets de téléphone”, which had previously been increasing steadily. The marketing of two “Tickets de téléphone” since January 15, 2004 to call either North Africa, or Europe and the United States, at particularly favorable rates, is expected to renew telephone card activity in 2004.

Cable television

The 1.2% decrease on a historical basis of revenues from “Cable television” in 2002 was linked to the merger on December 29, 2002 of the subsidiary Wanadoo Interactive Cable (cable ISP) with Wanadoo Interactive, whose revenues are included in the “Wanadoo” segment discussed above.

On a comparable basis, revenues from “Cable television” increased 8.1% due to (i) the 2.5% increase, on a comparable basis, in the number of subscribers and (ii) the positive evolution of the product mix resulting from the progressive shift of subscriptions to more lucrative digital offers.

Other consumer products

The 13.7% decrease in revenues from “Other consumer products” on a comparable basis related to services from the distribution network of stores in France provided to other partners of the France Telecom Group (mainly Orange France and Wanadoo Interactive) for the sale of their services. The impact of the decrease in prices for these services in 2003 was partially offset by the increase in the volume of services provided during 2003. In addition, this reflected an increase of 13.4% in other services provided by France Telecom S.A.’s call centers to these same partners.

■ Revenues from Business services

The table below sets forth the revenues and other operating information for Business services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Business fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%

Business networks	2,526	2,406	2,385	5.0%	5.9%

Other business services	842	851	1,648	(1.1)%	(48.9)%

Business services revenues	6,695	6,788	7,560	(1.4)%	(11.4)%

Number of business telephone lines(1) (2) (in millions)	5.9	5.9	5.9	0.9%	0.9%

Voice traffic of business subscribers (in billions of minutes)	21.5	23.5	23.5	(8.8)%	(8.8)%

Business traffic in online services and low speed Internet access (in billions of minutes)	19.5	17.8	17.8	9.7%	9.7%

Total number of permanent accesses to data networks(1) (in thousands)	227.0	190.5	190.5	19.2%	19.2%

Of which:
Number of accesses for Internet and Intranet(1) (in thousands)	150.6	110.4	110.4	36.5%	36.5%

Total number of leased lines to businesses	231.2	264.5	264.5	(12.6)%	(12.6)%

(1)	At the end of the period.

(2)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2003 amounted to 3.7 million, an increase of 2.9% compared with 2002.

Revenues from Business services decreased 11.4% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.4%. The 5.8% decrease in “Business fixed line telephony” revenues was partially offset by the 5.0% increase in “Business networks” revenues.

Business fixed line telephony

The 5.8% decline in revenues on a comparable basis for “Business fixed line telephony” was related to the 10.2% decrease on a comparable basis of “Business telephone communications”, partially offset by the 1.3% increase in revenues on a comparable basis from “Telephone subscriptions”.

Business telephone communications

Revenues from business telephone communications contributed almost half of the revenues from business fixed line telephony in 2003. Revenues decreased 10.2% on a comparable basis (10.1% on a historical basis) compared to the previous year. This decrease was linked to (i) the 12% decrease in the average cost of calls to mobiles due to the tariff decreases in 2002 and 2003; (ii) the effects of reduced prices resulting from volume discounts awarded to businesses, and (iii) the effect of the decrease in revenues from business telephone communications was due to the effect of a loss in market share, mainly for local traffic, which was opened to competition on January 1, 2002.

Business telephone subscriptions

“Business telephone subscriptions” amounted to approximately 40% of the revenues of “Business fixed line telephony” in 2003. The 1.3% annual increase on a comparable basis was related to (i) the increase in the subscription price on July 20, 2002 (see “– Revenues from consumer services – Consumer subscriptions”), (ii) the development of additional services such as Incoming Call Routing to the called party’s number or conference calling, and (iii) to a lesser extent, the overall 0.9% increase in the number of equivalent telephone lines which reached 5.9 million equivalent telephone lines at December 31, 2003. These positive effects were partially offset by the fact that the Unlisted Number option became a free service as of August 6, 2003.

Online business services

“Online business services” are principally comprised of the Audiotel telephone kiosk activities, which group the electronic information services available by telephone, such as home banking services and weather reports. Revenues from “online business services” decreased 9.7% compared to 2002 due to (i) the increase in fees passed on to providers of the kiosk services (these payments were accounted for as deductions from gross revenues from calls) and (ii) to a lesser extent, the 3.6% decrease in the volume of calls made from fixed line telephone subscribers.

Business networks

Revenues from business networks increased 5.0% on a comparable basis (5.9% on a historical basis). The 13.0% increase in revenues from data transmission solutions on a comparable basis (€1.9 billion in 2003) was partially offset by the 13.7% decrease in revenues from leased lines on a comparable basis (€627 million in 2003).

In data transmission solutions, Internet and Intranet-related services experienced very substantial growth (26.3% at December 31, 2003 compared to 2002) and represented 60% of the revenues from data transmission services in 2003. Revenues from Frame Relay services stabilized, while standard data transmission products (mainly the switching of X25 packages) continued on a downward trend, decreasing 10.5% at December 31, 2003 compared to the preceding year.

Similarly, the decrease in revenues from leased lines reflected the transfer of businesses towards data transmission solutions, which include services in addition to the leasing of basic infrastructure. The overall decrease in leased lines amounted to 12.6%, corresponding mainly to analog and digital low and medium speed lines, while broadband digital lines increased 2.0% compared to the preceding year.

Other business services

The following table sets forth revenues of other business services and other information for the periods ended December 31, 2002 and 2003, and the percentage changes between the two year-end periods.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Equipment sales and rentals	313	347	351	(9.9)%	(10.7)%

Audiovisual	384	364	1,142	5.5%	(66.4)%

Miscellaneous other services	145	140	155	4.1%	(6.3)%

Other business services revenues	842	851	1,648	(1.0)%	(48.9)%

Revenues from “Other business services” decreased 48.9% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.0%. The 9.9% decrease in revenues from equipment sales and rentals was partially offset by the 5.5% increase in revenues from audiovisual and other business services.

Equipment sales and rentals

The 9.9% decrease on a comparable basis from business equipment sales and rentals reflected the decline in equipment sales, in particular business commutation switches, fax machines, and videoconference and office equipment. Similarly, sales of market room equipment remained stable while rentals and maintenance of business commutation switches increased 14.9% compared to the previous year.

Audiovisual

The 66.4% decrease on a historical basis of revenues from audiovisual services in 2003 was mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, audiovisual services increased 5.5% due mainly to development of activity in Europe and Asia.

Miscellaneous other services

Revenues from miscellaneous other services decreased 6.3% on a historical basis due to the grouping of Internet services of certain subsidiaries in “Business networks”. The 4.1% increase on a comparable basis of miscellaneous other services related to Internet consultation services, engineering services and management of business networks.

■ Revenues from Carrier services

Carrier services include (i) domestic interconnection services with other domestic operators, (ii) services provided in France to international operators (incoming international traffic and transit services), (iii) “Other carrier services”, in particular the wholesale sale of ADSL access to third-party Internet access providers, data services to operators and services related to unbundling of access to telephone lines in France. In addition, it also includes backbone networks outside of France, satellite services, the laying and maintenance of submarine cables and management and network engineering .

The following table sets forth the revenues and other operating information for France Telecom’s Carrier services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Domestic interconnection (€ millions)	1,206	1,261	1,261	(4.3)%	(4.3)%

International operators services (€ millions)	574	610	610	(5.8)%	(5.8)%

Other services (€ millions)	1,586	1,508	1,509	5.2%	5.1%

Total Carrier services revenues (€ millions)	3,367	3,378	3,379	(0.3)%	(0.4)%

Domestic interconnection traffic (billions of minutes)	42.9	40.5	40.5	5.9%	5.9%

Internet interconnection traffic (billions of minutes)	33.9	30.2	30.2	12.3%	12.3%

Incoming international traffic (billions of minutes)	3.7	3.8	3.8	(3.1)%	(3.1)%

Domestic interconnection

“Domestic interconnection” revenues recorded a limited decline of 4.3% in 2003. Revenues from call termination (call traffic originating from third-party operators and Orange France), which accounted for most of domestic interconnection revenues, decreased 3.6%. The 5.9% increase in call termination traffic was more than offset by (i) the impact of the development of direct connections with commuted switch operators of third-party networks, which are less lucrative for France Telecom; and, (ii) the impact of price decreases in the 2003 interconnection catalogue that were more moderate than in previous years.

At the same time, revenues from low speed interconnection Internet access traffic, which accounted for approximately 10% of domestic interconnection revenues, decreased 10.0% in 2003. The impact of the 12.3% growth in traffic volumes was largely offset by the development of contract Internet interconnection implemented at the beginning of 2002. This resulted in significant decreases in pricing for low speed Internet access traffic compared to the traditional per-minute billing system (contract Internet interconnection enables the user to pay for interconnection in terms of number of accesses independently of the number of actual minutes).

International operators services

Revenues from “international operators services” decreased 5.8% in 2003, mainly due to the particularly strong decline in transit services (circuit leasing and re-routing of calls), which decreased 41.5% in a market segment that remains highly competitive. At the same time, revenues from incoming international traffic, which accounted for nearly half of revenues from international operators services, decreased 15.6% in 2003, due to the 9.6% average reduction in fees for incoming calls billed by France Telecom to international operators and, to a lesser extent, (i) the negative 3.7% impact of exchange rate variations compared to 2002 and (ii) the 3.1% decline in incoming international traffic compared to the previous year.

The decrease in transit services and incoming international traffic was partially offset by the development of network services provided to fixed line and wireless operators of the other segments of the France Telecom Group, in particular “Orange” and “Other International”.

Other carrier services

The following table sets forth revenues and other operating data for “Other carrier services” for the periods ended December 31, 2002 and 2003 and the variations between the two periods expressed as percentages.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Data services to operators (€ millions)	686	696	696	(1.3)%	(1.3)%

Online services and Internet access (€ millions)	265	170	170	56.1%	56.1%

Other miscellaneous services (€ millions)	634	642	643	(1.2)%	(1.4)%

Total revenues – Other carrier services (€ millions)	1,586	1,508	1,509	5.2%	5.1%

Number of connections leased to operators(1) (in thousands)	60.9	62.9	62.9	(3.2)%	(3.2)%

Number of ADSL access lines sold to third-party ISPs(1) (in thousands)	1,204.2	345.5	345.5	ns	ns

Number of unbundled lines(1) (in thousands)	275.6	6.7	6.7	ns	ns

Of which:
Number of fully unbundled lines(1) (in thousands)	3.8	1.3	1.3	186.4%	186.4%

(1)	At the end of the period.

Data services to operators

The 1.3% overall decline in 2003 in revenues from data services to operators reflected the 3.1% decline in the number of lines leased to third-party operators. The effect of the favorable mix achieved by the increasing number of digital broadband lines was partially offset by a decrease in the average duration of leased lines.

Online services and Internet access

The strong growth in revenues from online services and Internet access, which increased 56.1% in 2003, reflected the rapid development of wholesale ADSL access sales to third-party ISPs. The number of ADSL access accounts billed to third-party ISPs increased 3.5 times in one year, reaching 1.2 million access accounts at December 31, 2003 compared to 345,000 at December 31, 2002.

The impact of these increases was partially offset by the 13.4% decrease in low speed Internet access communications revenues directly billed by France Telecom to subscribers of third-party ISPs, which reflects the recent development of interconnection services especially for the Internet (revenues from billing the network operators are included in “Domestic interconnection” and “Revenues from Carrier services”).

Other miscellaneous services

The decrease in revenues from service contracts to satellite operators and, to a lesser extent, the decrease in services for the laying and maintenance of submarine cables was partially offset by (i) the sustained growth of revenues from the unbundling of telephone lines in France, (ii) the increase in revenues from backbone networks outside France (North America, Europe and Asia) and (iii) the development of wireless services by satellite, particularly in the maritime sector.

■ “Other revenues”

“Other revenues” of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment include revenues generated by: (i) the increase in value of research and development activities (revenues from licenses and software) and (ii) consulting and engineering services for information systems for telecommunications operators. In addition, “Other revenues” includes revenues from services billed to subsidiaries from the Group’s other segments, in particular (i) computing services, within the framework of the pooling of the Group’s information system services and (ii) rentals of property.

The table below sets forth the revenues for “Other revenues” of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues from Other revenues	395	453	440	(12.7)%	(10.2)%

The 12.7% decrease in revenues from “Other revenues” on a comparable basis in 2003 was due, equally, to (i) the significant decline in consulting and engineering services for information systems for telecommunications operators and (ii) the decrease in revenues from rentals of property to subsidiaries of other segments. At the same time, research and development revenues remained stable compared to the previous year, contributing approximately one quarter of the revenues of “Other revenues” in 2003. Similarly, revenues from information systems services to subsidiaries of other segments remained generally stable and represented approximately one third of “Other revenues”.

Operating Expenses Before Depreciation and Amortization

The table below sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(9,505)	(10,161)	(10,541)	(6.5)%	(9.8)%
Selling, general and administrative expenses	(4,214)	(4,680)	(4,784)	(10.0)%	(11.9)%
Research and development expenses	(451)	(530)	(540)	(14.9)%	(16.4)%

The table below sets out the calculation of operating expenses before depreciation and amortization on a comparable basis:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(10,541)	(4,784)	(540)

Changes in the scope of consolidation and others	358	96	10

Exchange rate variations(2)	22	8	0

2002 figures on a comparable basis	(10,161)	(4,680)	(530)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate December 31, 2002 and the exchange rate December 31, 2003.

■ Cost of services and products sold

Costs of services and products sold for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment amounted to €9,505 million in 2003, compared to €10,541 million in 2002 on a historical basis, a 9.8% decrease between the two years, partly due to the sale of TDF.

This decrease amounted to 6.5% on a comparable basis, a savings of €656 million. This decrease, recorded for the most part in external expenses, was the result of a significant internalization effort and can be principally attributed to an 11.5% decrease in the level of external purchases, representing a savings of €503 million. The savings included the following:

-	the total amount of purchases and payments to operators decreased, mainly due to the decline in the average cost of call termination rates for calls from mobile telephones.

-	External purchases, excluding purchases and payments to operators, decreased, mainly due to the effects of TOP projects, particularly “TOP Sourcing” in relation to the renegotiation of agreements and whose effects were evident in the following items: sub-contracting, fees, computing and merchandise purchasing.

-	A stable level of personnel costs.

See “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”.

■ Selling, general and administrative expenses

Selling, general and administrative expenses for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment amounted to €4,214 million in 2003, compared to €4,784 million in 2002 on a historical basis, an 11.9% decrease between the two years.

On a comparable basis, selling, general and administrative expenses decreased 10.0% (a savings of €466 million) between 2002 and 2003. This decrease was principally due to:

-	the decrease in external purchases, mainly as a result of cost control measures pursuant to TOP projects (computing, advertising and sponsoring).

-	the significant decrease in the level of customer provisions, principally in the Business market (project relating to debt collection and identification of disputed debt claims).

-	the decrease in the level of personnel costs, relating principally to the reduction of the workforce in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment.

See “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program”.

■ Research and development expenses

Research and development expenses amounted to €451 million in 2003, compared to €540 million in 2002, a 16.4% decrease between the periods on a historical basis.

On a comparable basis, the decrease amounted to 14.9% between 2002 and 2003. This decrease was due to the refocusing of research and development activities towards innovations with growth potential and by streamlining the portfolio of projects, particularly those of strategic interest for France Telecom. This refocusing was in addition to a strict implementation of the TOP savings plans.

France Telecom focuses its innovation strategy around growth services. To achieve this, France Telecom’s research and development is centered around:

-	the acceleration and extension of the roll-out of broadband in France, both for residential services (voice, image, electronic surveillance) and also for computing for businesses;

-	changes in the mobility of wireless activities to provide for access in any location; and

-	the introduction of systems increasing the interoperability of telecommunications services with customer management independent from networks.

Operating Income Before Depreciation and Amortization

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased 5.4% due to the sale of TDF.

On a comparable basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased 9.7% between 2002 and 2003, mainly due to the effects of the implementation of TOP projects. The savings achieved largely offset the decrease in revenues. Operating income before depreciation and amortization compared to revenues was 34.9% in 2003, compared to 31.0% in 2002 on a comparable basis.

Depreciation and Amortization (excluding goodwill) and Amortization of Actuarial Adjustments in the Early Retirement Plan

The table below sets forth the amount of depreciation and amortization (excluding goodwill) for 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(3,313)	(3,377)	(3,504)	(1.9)%	(5.4)%

Amortization of actuarial adjustments in the early retirement plan	(211)	(199)	(199)	6.2%	6.2%

The table below sets forth the calculation of depreciation and amortization (excluding goodwill) on a comparable basis:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Depreciation and amortization (excluding goodwill)	Amortization of actuarial adjustments in the early retirement plan

2002 figures in historical basis	(3,504)	(199)

Changes in the scope of consolidation and others	122	0

Exchange rate variations(2)	5	0

2002 figures on a comparable basis	(3,377)	(199)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Provisions for depreciation and amortization amounted to €3,313 million in 2003, compared to €3,504 million in 2002 on a historical basis, a decrease of 5.4%, partly due to the sale of TDF.

On a comparable basis, the decrease amounted to 1.9% between 2002 and 2003 and reflected the significant decrease in investments in tangible and intangible assets for this segment.

Operating Income

On a historical basis, operating income increased 16.3% despite the negative impact of the sale of TDF.

On a comparable basis, operating income for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 21.6%, reflecting the favorable effect of the growth in operating income before depreciation and amortization, in addition to the decrease in provisions for depreciation and amortization of tangible and intangible assets.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets by the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment declined by 39.6% on a historical basis between 2002 and 2003, and decreased by 35.4% on a comparable basis.

The significant savings in investments on a comparable basis in 2003 compared to 2002 were due to the joint effects of the policy for voluntary rationalization of investments implemented through the TOP projects and the “TOP Sourcing” Program for the optimization of contracts signed. Overall, investments decreased €742 million, or 35.4%, on a comparable basis in 2003 compared to 2002.

During 2003, network investments, which amounted to 71% of investments in tangible and intangible assets of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, decreased €351 million, or 27% on a comparable basis compared to 2002.

However, investments relating to Internet spending and broadband, a strong growth sector, increased significantly in 2003 compared to their 2002 levels. In 2003, such investments represented 35% of network investments:

-	ADSL: investments in ADSL equipment increased by €38 million, a 22% increase in one year. The ADSL customer base grew significantly, increasing by over 1.6 million users at December 31, 2003 compared to December 31, 2002 (at December 31, 2003, the customer base amounted to 3.1 million ADSL access users);

-	Other Internet-specific equipment: Similarly to ADSL, these investments remained stable during 2003, despite a decline in unit prices.

Investments for other network equipment (local loop, shared network resources, switched networks, other networks, cable networks and miscellaneous) decreased €384 million in 2003, or 38% compared to 2002. These investments related principally to “renewal” equipment.

The principal savings included the following:

-	Spending on computing decreased by €168 million, or 36%;

-	Investments in real estate decreased by €68 million, or 56% compared to 2002.

Operating Income Before Depreciation and Amortization Less CAPEX

On a historical basis, operating income before depreciation and amortization less CAPEX for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 25.8% between 2002 and 2003.

This growth was 29.3% on a comparable basis. It reflected a significant decrease in investments in tangible and intangible assets, combined with an increase in operating income before depreciation and amortization.

5.2.2.4 EQUANT SEGMENT

The “Equant” segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced the leader in the field of worldwide services of data transmission to businesses by the extent of its geographical coverage and seamless network and the diversity of its voice and data services.

At December 31, 2003, France Telecom held 54.15% of Equant’s share capital.

Operating Indicators for the “Equant” Segment

The table below sets forth the main operating indicators of the “Equant” segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,612	2,632	3,156	(0.8)%	(17.2)%
Operating income before depreciation and amortization	259	167	200	54.9%	29.3%
Operating income before depreciation and amortization/Revenues	9.9%	6.3%	6.3%
Operating income	(168)	(268)	(321)	37.1%	47.5%
CAPEX	248	327	392	(24.1)%	(36.7)%
Operating income before depreciation and amortization less CAPEX	11	(160)	(192)	106.6%	105.5%
Average number of employees (full-time equivalent)	9,872	11,928	11,928	(17.2)%	(17.2)%

The following table sets forth the calculation of figures on a comparable basis of the Equant segment in 2002, including euro/U.S. dollar exchange rate variations:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,156	200	(321)	392	(192)	11,928

Exchange rate variations(2)	(523)	(33)	53	(65)	32

2002 figures on a comparable basis	2,632	167	(268)	327	(160)	11,928

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate for U.S. dollars at December 31, 2002 and the exchange rate at December 31, 2003.

Revenues

On a historical basis, Equant’s revenues decreased 17.2% between 2002 and 2003 due to strong fluctuations in the euro/dollar exchange rate.

Equant’s revenues were relatively stable on a comparable basis between 2002 and 2003, decreasing very slightly by 0.8%.

The increase in revenues from network services and integration services was offset by the decrease in revenues from other services and revenues relating to the agreement with SITA.

Due to the exchange rate fluctuations, the following comments are presented on the basis of figures expressed in U.S. dollars as reported by Equant.

■ Network services

Equant’s network services sector comprises revenues from network agreements for data transmission with direct and indirect customers and also includes network consulting services included in the agreements.

In 2003, Equant’s revenues for network services increased 2.6% to $1,607 million. Direct sales grew by 8.3% compared with 2002. Revenues increased significantly in Western Europe, which largely offset the decrease in revenues in North America. Revenues made through indirect distribution channels decreased 19.7% in 2003 compared to 2002. This decrease was principally due to the decrease in revenues from Sprint, Deutsche Telekom and Radianz.

At December 31, 2003, Equant operated over 1,000 IPVPN customer networks, compared to 400 at December 31, 2002, demonstrating its capacity for growth in the most dynamic sector of the market.

■ Integration services

Equant’s services sector includes the company’s integration services, messaging services, hosting, security and the distribution of equipment and networks. Integration services comprise part of the consulting and network engineering activities and also installation and maintenance services of network equipment.

Total revenues for integration services increased 5.1% in 2003 compared to 2002, reaching $447 million in 2003, mainly due to the increase in revenues from the provision and deployment of equipment, which increased 23.5%. Revenues from messaging, hosting services and security increased 8.6% compared to 2002. The economic slowdown in the United States significantly impacted demand of small businesses for computer maintenance and led to a 9.7% decline in revenues from other integration services.

■ Other services

Revenues from other services decreased 6.2%, to $224 million, in 2003 compared to 2002. This decrease reflected amendments to product development agreements with France Telecom Transpac and the anticipated reduction in revenues from switched voice services.

■ SITA agreement

Revenues relating to the SITA agreement amounted to $641 million in 2003, a 10.2% decrease in 2003 compared to 2002. The termination of the guaranteed minimum revenues provision at the end of June 2003 had a significant impact on revenues from SITA. The relationship with SITA now operates within the framework of a new agreement signed on October 16, 2003, which sets the terms of price revisions.

Operating Expenses Before Depreciation and Amortization

The following table sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(1,830)	(1,860)	(2,232)	(1.7)%	(18.0)%
Selling, general and administrative expenses	(524)	(605)	(725)	(13.3)%	(27.7)%

The difference between the figures on a historical basis and on a comparable basis for 2002 relate solely to exchange rate variations linked to variations of the U.S. dollar to the euro.

■ Cost of services and products sold

Costs of services and products sold of the “Equant” segment amounted to €1,830 million in 2003, compared to €2,232 million in 2002 on a historical basis, a decrease of 18.0% between the two periods.

On a comparable basis, this decrease was 1.7%. As a percentage of revenues, the cost of services and products sold decreased to 70% of revenues in 2003, compared to 71% of revenues in 2002. The decrease in the cost of goods and services sold in 2003 related mainly to transmission and access circuit costs as well as personnel and office costs.

■ Selling, general and administrative expenses

Selling, general and administrative expenses for the “Equant” segment amounted to €524 million in 2003, compared to €725 million in 2002 on a historical basis, an improvement of 27.7% between the two years.

On a comparable basis, the improvement between 2002 and 2003 amounted to 13.3%. As a percentage of revenues, selling, general and administrative expenses decreased to 20% in 2003 from 23% in 2002.

Selling, general and administrative expenses declined mainly due to a decrease in personnel costs and site expenses relating to the restructuring and integration program implemented by Equant, in addition to a reduction of general sales and marketing expenses.

Operating Income Before Depreciation and Amortization

Equant’s operating income before depreciation and amortization experienced strong growth, increasing from €200 million at December 31, 2002, to €259 million at December 31, 2003, a 29.3% increase on a historical basis.

On a comparable basis, this growth was 54.9% (€259 million at December 31, 2003, compared to €167 million at December 31, 2002).

As a percentage of revenues, operating income before depreciation and amortization costs increased from 6.3% at December 31, 2002 to 9.9% at December 31, 2003, due to the decrease in operating expenses.

Depreciation and Amortization (excluding goodwill)

The table below sets forth the amount of depreciation and amortization (excluding goodwill) for the “Equant” segment in 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(427)	(435)	(521)	(1.7)%	(18.0)%

The difference between figures on a historical basis and on a comparable basis for 2002 relate solely to exchange rate fluctuations related to variations of the U.S. dollar to the euro.

Provisions for depreciation and amortization amounted to €427 million in 2003, compared to €521 million in 2002 on a historical basis, a decrease of 18.0%.

On a comparable basis, this change was virtually stable, amounting to a decrease of 1.7% between the periods.

Operating Income

On a historical basis, operating income registered a significant improvement, increasing from negative €321 million in 2002 to negative €168 million one year later, an increase of 47.5%.

On a comparable basis, this growth was 37.1%. As provisions for depreciation and amortization remained stable, operating income reflected the growth of operating income before depreciation and amortization.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets declined significantly, decreasing 36.7% in 2003 on a historical basis.

On a comparable basis, this decrease amounted to 24.1%. The major items of investments in tangible and intangible assets at December 31, 2003 were:

-	“network and equipment”, in the amount of €110 million;

-	“capitalized personnel costs”, in the amount of €97 million;

-	“IRUs (Indefeasible Rights of Use) and other intangible assets”, in the amount of €41 million.

Operating Income Before Depreciation and Amortization Less CAPEX

The decrease in investments and the improvement in operating income before depreciation and amortization enabled Equant to strengthen its level of operating income before depreciation and amortization less CAPEX, which became positive. It increased from negative €160 million in 2002 on a comparable basis (negative €192 on a historical basis), to €11 million in 2003.

5.2.2.5 TP GROUP SEGMENT

TP Group has been fully consolidated since April 2002. The “TP Group” segment includes TP S.A., the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile activities.

At December 31, 2003, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP S.A., of which 33.93% was held by France Telecom.

Operating Indicators for the “TP Group” Segment

The table below sets forth the main operating indicators of the “TP Group” segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	4,164	4,104	3,471	1.5%	20.0%
Operating income before depreciation and amortization	1,859	1,719	1,453	8.2%	28.0%
Operating income before depreciation and amortization/Revenues	44.7%	41.9%	41.8%
Operating income	890	774	653	15.0%	36.3%
CAPEX	884	1,051	1,045	(15.9)%	(15.4)%
Operating income before depreciation and amortization less CAPEX	975	668	408	46.1%	139.5%
Average number of employees (full-time equivalent)	43,451	57,482	45,222	(24.4)%	(3.9)%

The table below sets forth the calculation of figures on a comparable basis for the “TP Group” segment. The changes in the scope of consolidation relate to the full consolidation of TP Group from April 1, 2002, with effect on a comparable basis from January 1, 2002.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,471	1,453	653	1,045	408	45,222

Entry into the scope of consolidation:
TP Group	1,218	512	231	156	356	12,260

Exchange rate variations(2)	(585)	(246)	(110)	(150)	(96)

2002 figures on a comparable basis	4,104	1,719	774	1,051	668	57,482

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate of the Polish zloty at December 31, 2002 and the exchange rate at December 31, 2003.

Revenues

The following table sets forth revenues for the “TP Group” segment for 2002 and 2003 and the distribution of TP Group’s revenues by activity:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless services	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8%	76.7%
Inter sub-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group revenues	4,164	4,104	3,471	1.5%	20.0%

Total number of active customers (in thousands)	18,344	16,719	16,719	9.7%	9.7%

Of which:
Active fixed line customers	11,127	10,792	10,792	3.1%	3.1%
Active wireless customers	5,702	4,480	4,480	27.3%	27.3%
Active Internet customers	1,515	1,447	1,447	4.6%	4.6%

On a historical basis, revenues grew 20.0% between December 31, 2002 and December 31, 2003. This increase was marked by two particular factors with opposite effects:

-	Revenues for 2002 on a historical basis only relate to nine months of activity whereas revenues in 2003 are for the complete period.

-	The exchange rate fluctuations in the euro/Polish zloty parity had a negative impact between 2002 and 2003 (on average €1 = 3.92 zloty for the nine months of activity in 2002 and €1 = 3.84 zloty for the full year 2002, compared to €1 = 4.39 zloty in 2003).

As a result, on a comparable basis, TP Group’s revenues increased 1.5% between December 31, 2002 and December 31, 2003, to reach €4,164 million.

The 5.2% decline in revenues from fixed line services, which represented approximately 78% of TP Group’s total revenues, was more than offset by strong growth (29.1%) in revenues from wireless services of its PTK Centertel subsidiary.

■ Revenues from fixed line services

Revenues from fixed line services declined mainly due to a decrease in revenues from communications and interconnection, which was only partially offset by growing services such as data transmission, broadband Internet and services based upon intelligent networks. Communications were impacted by the opening of the long distance calling market to competition (January 2003) and of the fixed line to wireless market (October 2003), in addition to the significant decline in the cost of calls (long distance calling and fixed to wireless). Also, traffic from fixed lines was subject to competition from wireless services, particularly for local traffic. Interconnection revenues reflected the negative impact of the regulatory decrease in tariffs and the opening of the long distance calling market to competition. Finally, payphone activities also decreased as a result of the increase in use of mobile phones. These evolutions were partially offset by the increase in the cost of subscriptions, the significant growth of the Internet, in particular broadband Internet (73% increase) and the promising success of data transmission (15% increase), despite the difficult economic environment. Services to businesses on the basis of intelligent networks increased almost 20%.

■ Revenues from wireless services

The growth of revenues from wireless services was due to the rapid growth in the number of subscribers. At December 31, 2003, the number of customers was 5.702 million, an increase of 27.3% compared to December 31, 2002. PTK Centertel’s market share improved, reaching 33.0% at December 31, 2003, or almost 1 point gain in one year, while improving its customer mix. The share of contract plans in the wireless customer base, for which ARPU is four times higher than prepaid plans, also showed regular growth. At December 31, 2003, contract customers represented 44.2% of overall subscribers, compared to 39.1% one year earlier.

■ Revenues from Internet and other revenues

In addition to the very rapid growth of wireless services, TP Group benefited from strong growth in the broadband Internet market (ADSL and SDI(1)), for which the number of clients doubled in a year.

The virtual stability of revenues from this activity, excluding Internet and directories activities, was due to the rationalization of operations and refocusing of activities, in addition to a clear improvement in profitability.

Operating Expenses Before Depreciation and Amortization

The table below sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(1,399)	(1,475)	(1,254)	(5.2)%	11.6%
Selling, general and administrative expenses	(897)	(900)	(757)	(0.4)%	18.5%
Research and development expenses	(9)	(9)	(8)	0.8%	14.5%

The following table sets out the calculation of figures on a comparable basis of operating expenses before depreciation and amortization by destination:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(1,254)	(756)	(8)

Changes in the scope of consolidation	(432)	(272)	(2)

Exchange rate variations(2)	211	128	1

2002 figures on a comparable basis	(1,475)	(900)	(9)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate of the Polish zloty at December 31, 2002 and the exchange rate at December 31, 2003.

■ Cost of services and products sold

Costs of services and products sold for the “TP Group” segment amounted to €1,399 million in 2003, compared to €1,254 million in 2002 on a historical basis, an 11.6% increase due to the full consolidation of TP Group and the positive impact of exchange rate fluctuations.

On a comparable basis, the cost of services and products sold decreased 5.2%. As a percentage of revenues, the cost of services and products sold decreased to 34% in 2003 from 36% in 2002.

Costs increased solely for wireless activities, although significantly less than revenues. Savings and rationalization programs for TP S.A. and other subsidiaries achieved their results.

■ Selling, administrative and general expenses

Selling, administrative and general expenses of the “TP Group” segment amounted to €897 million in 2003, compared to €757 million in 2002 on a historical basis, an 18.5% increase between the two years due to the full consolidation of TP Group and the positive impact of exchange rate fluctuations.

On a comparable basis, this increase amounted to 0.4% between 2002 and 2003. As a percentage of revenues, selling, administrative and general expenses remained stable at 22%.

(1)	SDI: Rapid Internet access technology.

■ Research and development expenses

Research and development expenses remained stable at €9 million in 2003, compared to €8 million on a historical basis and €9 million on a comparable basis in 2002.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization for the “TP Group” segment increased significantly from €1,453 million at December 31, 2002 on a historical basis, compared to €1,859 million at December 31, 2003, an increase of 28.0%.

On a comparable basis, this increase amounted to 8.2% (€1,859 million at December 31, 2003, compared to €1,719 million at December 31, 2002).

As a percentage of revenues, operating income before depreciation and amortization increased from 41.9% at December 31, 2002, to 44.7% at December 31, 2003, due to the control of operating expenses and the reorientation of resources to growing wireless activities.

This growth was due to the cumulative effect of an increase in revenues led by the dynamic growth of wireless activities and very significant savings, particularly for fixed line activities, made as a result of the operating expenses reduction program, especially relating to real estate, transportation and equipment expenses, as well as expenses for studies, subcontracting and consulting services, and, in particular, personnel costs following gains in productivity and the subcontracting of network maintenance. The number of employees declined sharply following implementation of a reorganization plan for TP Group, resulting in a 12% decline in personnel between December 31, 2002 and December 31, 2003 and resulting in a decrease in personnel costs of almost 17%. Furthermore, interconnection fees decreased significantly.

Depreciation and Amortization (excluding goodwill)

The table below sets forth the amount of depreciation and amortization (excluding goodwill) for the “TP Group” segment for the periods ended December 31, 2002 and 2003:

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(969)	(945)	(800)	2.5%	21.1%

The following table sets forth the calculation of depreciation and amortization (excluding goodwill) on a comparable basis:

(€ millions)	Variations on a comparable basis(1) (unaudited)
Depreciation and amortization (excluding goodwill)
2002 figures on a historical basis	(800)

Changes in the scope of consolidation	(280)

Exchange rate variations(2)	135

2002 figures on a comparable basis	(945)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate of the Polish zloty at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization amounted to €969 million in 2003, compared to €800 million in 2002 on a historical basis, an increase of 21.1%.

On a comparable basis, this increase amounted to 2.5% between the two year-end periods.

Operating Income

Operating income increased significantly from €653 million in 2002 on a historical basis to €890 million one year later, a 36.3% increase.

On a comparable basis, this increase amounted to 15%. As provisions for depreciation and amortization remained virtually stable, operating income reflected the growth in operating income before depreciation and amortization.

Investments in Tangible and Intangible Assets

On a historical basis, investments in tangible and intangible assets decreased 15.4% between 2002 and 2003.

Investments in tangible and intangible assets decreased almost 15.9% on a comparable basis between 2002 and 2003.

This change reflected a reduction in investments in wireless activities by “TP Group” following significant efforts achieved for the network in 2002. In fixed line telephony, overall expenses also decreased, significantly for classic networks. This decrease was partially offset by (i) expenses made within the framework of an ambitious program for the modernization of customer relations management (implementation of “CRM”: Customer Relationship Management) and billing, and (ii) increased investments in real estate.

For other subsidiaries, investments decreased by approximately 70% on a comparable basis between 2002 and 2003.

Operating Income Before Depreciation and Amortization Less CAPEX

On a historical basis, operating income before depreciation and amortization less CAPEX increased 2.4 times between December 31, 2002 and December 31, 2003.

Operating income before depreciation and amortization less CAPEX grew 46.1% between 2002 and 2003 on a comparable basis. It increased from €668 million to €976 million, reflecting the improvement in operating income before depreciation and amortization, and the decrease in investments in tangible and intangible assets.

5.2.2.6 OTHER INTERNATIONAL SEGMENT

The “Other International” segment includes other international subsidiaries, the main activities of which are fixed line telephony services outside France as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldavia and FTM Lebanon). For information regarding risks related to integration of companies that France Telecom has acquired, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom may not be able to successfully integrate the companies that it has acquired into the Group or to achieve planned synergies” and “ – The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in these countries”.

Operating Indicators for the “Other International” Segment

The table below sets forth the main operating indicators of the “Other International” segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	1,621	1,559	2,427	4.0%	(33.2)%
Operating income before depreciation and amortization	608	427	784	42.5%	(22.5)%
Operating income before depreciation and amortization/Revenues	37.5%	27.4%	32.3%
Operating income	314	130	278	141.8%	13.3%
CAPEX	183	246	396	(25.4)%	(53.8)%
Investments in UMTS/GSM licenses	0	46	46	ns	ns
Operating income before depreciation and amortization less CAPEX	425	181	388	134.7%	9.5%
Average number of employees (full-time equivalent)	11,007	11,747	14,047	(6.3)%	(21.6)%

The table below sets forth the calculation of figures on a comparable basis for the “Other International” segment. The changes in the scope of consolidation relate to:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese government as of August 31, 2002, with effect from January 1, 2002 on a comparable basis;

-	the sale of Casema on January 28, 2003, with effect from February 2002 on a comparable basis;

-	the transfer of wireless activities in Egypt (ECMS, Mobinil) from the “Other International” segment to the “Orange” segment, as of July 1, 2002, with effect from January 1, 2002 on a comparable basis; and

-	the sale of the indirect holding of CTE Salvador on October 22, 2003, with effect from November 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,427	784	278	396	388	14,047

Withdrawal from the scope of consolidation:
FTM Lebanon	(251)	(115)	(80)	(8)	(107)	(405)
Casema	(212)	(78)	14	(68)	(10)	(673)
Mobinil, ECMS	(199)	(95)	(46)	(43)	(53)	(617)
CTE Salvador	(67)	(22)	(9)	(11)	(11)	(511)

Other changes in the scope of consolidation	(20)	(2)	(2)	1	(1)	(94)

Exchange rate variations(2)	(119)	(45)	(25)	(21)	(25)

2002 figures on a comparable basis	1,559	427	130	246	181	11,747

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

The following table sets forth the impacts of exchange rate variations in 2002 figures on a comparable basis:

(€ millions)	Variations on a comparable basis (unaudited)

Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

U.S. Dollar	USD	(58)	(25)	(13)	(8)	(17)
Pound (Egyptian)	EGP	(22)	(5)	(3)	(4)	(1)
Other currencies		(39)	(15)	(9)	(9)	(7)

Exchange rate variations		(119)	(45)	(25)	(21)	(25)

Revenues

On a historical basis, revenues from the “Other International” segment declined by 33.2%, to €1,621 million, due to significant exchange rate fluctuations, in particular for the U.S. dollar and Egyptian pound, in addition to changes in the scope of consolidation, mainly including:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002;

-	the sale of Casema on January 28, 2003;

-	the transfer to Orange of wireless operations in Egypt (Mobinil and ECMS) as of July 1, 2002; and

-	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues from the “Other International” segment grew 4.0% between December 31, 2002 and December 31, 2003. This growth was due mainly to the improvement in international fixed line services, notably with an increase in revenues of the Uni2 Group in Spain for the period ended December 31, 2003.

Operating Expenses Before Depreciation and Amortization

The table below sets forth operating expenses before depreciation and amortization for the “Other International” segment by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(603)	(702)	(1,027)	(14.1)%	(41.3)%
Selling, general and administrative expenses	(408)	(428)	(612)	(4.6)%	(33.3)%
Research and development expenses	0	(1)	(2)	ns	ns

The following table sets forth the calculation of operating expenses before depreciation and amortization on a comparable basis:

	Variations on a comparable basis(1) (unaudited)

(€ millions)	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

	(€ millions)
2002 figures on a historical basis	(1,027)	(612)	(2)

Changes in the scope of consolidation	277	159	1

Exchange rate variations(2)	48	25	0

2002 figures on a comparable basis	(702)	(428)	(1)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

■ Cost of services and products sold

Cost of goods and services sold for the “Other International” segment amounted to €603 million in 2003, compared to €1,027 million in 2002 on a historical basis, a 41.3% decrease between the two periods, due to variations in the exchange rate and scope of consolidation as detailed above.

On a comparable basis, this decrease amounted to 14.1%. As a percentage of revenues, the cost of goods and services sold decreased to 37% in 2003, compared to 45% in 2002, due to savings achieved in the subsidiaries Uni2 (Spain) and Ikatel (Mali).

■ Selling, general and administrative expenses

Selling, general and administrative expenses for the “Other International” segment amounted to €408 million in 2003, compared to €612 million in 2002 on a historical basis, a 33.3% decrease between the two periods, in particular due to variations in the exchange rate and scope of consolidation.

On a comparable basis, this decrease amounted to 4.6% between 2002 and 2003. As a percentage of revenues, selling, general and administrative expenses decreased, representing 25% of revenues in 2003 compared to 27% in 2002.

■ Research and development expenses

Research and development expenses are not significant in 2003, compared to €2 million on a historical basis and €1 million on a comparable basis in 2002.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization of the “Other International” segment at December 31, 2003 fell substantially by 22.5% on a historical basis, from €784 million at December 31, 2002 to €608 million at December 31, 2003. This decrease reflected changes in the scope of consolidation and exchange rate variations, as described above.

On a comparable basis, operating income before depreciation and amortization increased 42.5% between December 31, 2002 and December 31, 2003. This increase reflected the improved profitability of the operations of subsidiaries in fixed line telephony, such as Uni2 in Spain and CTE in El Salvador (for the period preceding its sale on October 22, 2003). As a percentage of revenues, operating income before depreciation and amortization increased from 27.4% in 2002 to 37.5% in 2003 on a comparable basis.

Depreciation and Amortization (excluding goodwill) Provision

The table below sets forth the amount of depreciation and amortization provisions (excluding goodwill) for the “Other International” segment for 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization provisions (excluding goodwill)	(294)	(297)	(506)	(1.0)%	(42.0)%

The following table sets forth the calculation of depreciation and amortization provisions (excluding goodwill) on a comparable basis:

(€ millions)	Variations on a comparable basis(1) (unaudited)

Depreciation and amortization (excluding goodwill)

2002 figures on a historical basis	(506)

Changes in scope of consolidation	189

Exchange rate variations(2)	20

2002 figures on a comparable basis	(297)

(1)	Before inter-segment eliminations.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization provisions amounted to €294 million in 2003, compared with €506 million in 2002 on a historical basis, a 42.0% decrease.

On a comparable basis, depreciation and amortization remained stable between 2002 and 2003.

Operating Income

On a historical basis, operating income increased 13.3%, from €278 million at December 31, 2002, to €314 million one year later.

On a comparable basis, operating income increased 2.4 times, increasing from €130 million at December 31, 2002, to €314 million at December 31, 2003, due to the strong improvement in operating income before depreciation and amortization combined with the relative stability of depreciation and amortization provision for tangible and intangible fixed assets. The segment benefited from the growth of subsidiaries such as CI Telecom, Uni2 and CTE Salvador (for the period preceding its sale on October 22, 2003).

Investments in Tangible and Intangible Assets

On a historical basis, the “Other International Operations” segment showed a decrease of 53.8% in investments in tangible and intangible assets between December 31, 2002 and December 31, 2003. This decrease was due in part to exchange rate variations and changes in the scope of consolidation discussed above, in particular, Mobinil / ECMS and Casema.

On a comparable basis, investments in tangible and intangible assets decreased 25.4%, from €246 million at December 31, 2002 to €183 million one year later.

Operating Income Before Depreciation and Amortization Less CAPEX

On a historical basis, the decrease in operating income before depreciation and amortization was largely offset by the decrease in capital expenditures, which resulted in an increase in operating income before depreciation and amortization less CAPEX of 9.5%.

On a comparable basis, the growth in operating income before depreciation and amortization was significantly higher due to the combination of a strong increase in operating income before depreciation and amortization and a decrease in investments in tangible and intangible assets, which resulted in operating income before depreciation and amortization less CAPEX increasing 2.3 times, from €181 million at December 31, 2002, to €425 million at December 31, 2003.

5.2.3 FROM OPERATING INCOME TO NET INCOME

The following table presents information concerning operating income through net income for the periods ended December 31, 2003 and December 31, 2002.

(€ millions)	Year ended December 31,

	2003	2002 historical

Operating income	9,554	6,808

Interest expenses net (excluding TDIRA)	(3,688)	(4,041)

TDIRA Interest Expense	(277)	–

Foreign exchange gain/(loss), net	(25)	136

Discounting of early retirement plan	(199)	(216)

Current income from integrated companies	5,365	2,687

Other non-operating income/(expense), net	(1,119)	(12,849)

Income taxes	2,591	(2,499)

Employee profit sharing	(127)	(148)

Net income/(loss) from integrated companies	6,710	(12,809)

Equity in net income/(loss) of affiliates	(168)	(367)

Goodwill amortization	(1,677)	(2,352)

Exceptional goodwill amortization	(1,137)	(5,378)

Net income/(loss) of the consolidated group	3,728	(20,906)

Minority interests	(522)	170

Net income/(loss)	3,206	(20,736)

5.2.3.1 INTEREST EXPENSES, NET AND FOREIGN EXCHANGE GAIN/(LOSS), NET

Gross borrowings less cash, cash equivalents and marketable securities (“net financial debt”) of France Telecom amounted to €44,167 million at December 31, 2003, compared to €68,019 million at December 31, 2002. Net financial debt is calculated in Note 16 of the Notes to the Consolidated Financial Statements (see “– 5.4.1.1 Schedule of Net Financial Debt”). Net financial debt included €6,838 million of convertible or exchangeable bonds, compared to €11,192 million at December 31, 2002.

Interest expenses, net (excluding TDIRA) amounted to €3,688 million in 2003, compared to €4,041 million in 2002, a decrease of €353 million in interest expense between the two periods.

However, the weighted average annual cost of France Telecom’s net financial debt increased from 5.90% at December 31, 2002, to 7.05% at December 31, 2003.

The increase in average cost was due to the following:

■	A significant portion of the bonds issued (€17.1 billion of the debt outstanding at December 31, 2003) have step-up clauses. The reductions in France Telecom’s credit rating in June and July 2002 resulted in an increase in the coupon rates (i) from September 2002 for debt securities in pound sterling and U.S. dollars, and (ii) from February and March 2003 for other indebtedness (with annual interest payments). As a result, the impact on interest expense of the rating downgrades of France Telecom in June and July 2002 was approximately €40 million in 2002, compared to €164 million in 2003. Similarly, the upgrade in S&P’s rating of France Telecom’s debt on May 14, 2003 only reduced interest expense by €5.8 million in 2003, as against estimates of €25 million and €27 million for 2004 and 2005, respectively.

■	Margins demanded by bond investors were still high at the beginning of 2003: the weighted average interest rate of the issuances in January and February 2003 was 7.30% for an average maturity of 13.75 years.

■	These issuances allowed for the extension of the average maturity of the debt and the repayment of short-term debt: including €3.1 billion at 2.50% for the Orange convertible due February 2003 and drawdowns on syndicated credit lines. The refinancing of short-term debt by long-term debt resulted in an increase in costs estimated at €218 million in 2003.

■	In 2003, France Telecom also placed an average of €4.2 billion. The difference between the interest rate on investments and the interest rate on borrowings also contributed to the increase in average cost of the debt, representing approximately €166 million.

■	The hedging from exchange rate coverage on the Polish zloty incurred an increase in interest expense of €42 million.

■	At December 31, 2003, coupon payments of approximately 3.6 billion in U.S. dollars were not hedged. The decrease of the U.S. dollar in 2003 enabled a €68 million reduction in interest expense.

The weighted average spot rate of long-term financial debt, including bank loans and exchangeable or convertible bonds, which represents the average nominal interest rate on long-term debt at a fixed date, increased from 6.07% at December 31, 2002, to 6.22% at December 31, 2003.

The average maturity of France Telecom’s net financial debt increased during 2003, rising from four years at December 31, 2002 to approximately six years at December 31, 2003. Average maturity increased for two reasons:

■	The bond issuances in January and February 2003 (€6.4 billion with an average maturity of 13.75 years) were used to repay short-term obligations (the Orange convertible bond and a portion of drawdowns on syndicated credit lines).

■	The capital increase of almost €15 billion completed during the first half of 2003 made it possible to repay short-term borrowings (debt payments, the balance of drawdowns on syndicated credit lines and commercial paper), with the balance being placed in short-term investments.

France Telecom increased the share of its fixed-rate debt, after swaps, from 72% at December 31, 2002 to 91% at December 31, 2003 (including futures).

Interest expense related to the perpetual bonds redeemable for France Telecom shares (TDIRAs), issued as part of the MobilCom settlement, of €277 million was incurred in 2003. In August 2003, in exchange for a cash payment of €438 million, the interest rate for the TDIRAs was decreased from 7% to 5.75% over 7 years. The value of this adjustment, amounting to the equivalent actuarial value of the rate decrease, was recorded in non-operating expenses.

Foreign exchange gain (loss), net for the period ended December 31, 2003 amounted to a loss of €25 million (compared to a gain of €136 million for the full year 2002). This loss was due to the conversion of debts in a currency other than that of the subsidiary concerned and resulted mainly from the depreciation of the Polish zloty against the euro (€157 million in foreign exchange loss for TP Group) and the depreciation of the Dominican peso against the U.S. dollar (loss of €72 million). These losses were almost completely offset by exchange gains on borrowings in U.S. dollars, sterling, and zloty by the parent company. France Telecom’s exposure to the risk of exchange rate fluctuations on debt is discussed in ”Item 11. Quantitative and Qualitative Disclosures about Market Risks – Exposure to Market Risks and Financial Instruments”.

France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Since most derivative financial instruments are intended to hedge against business exposures, the risks associated with these instruments are offset by the risks generated by the items covered. Information concerning derivative instruments is set forth in Note 20 of the Notes to the Consolidated Financial Statements. Derivative instruments and their fair value are set forth in Note 21 to the Consolidated Financial Statements.

5.2.3.2 CURRENT INCOME FROM INTEGRATED COMPANIES

Current income from integrated companies was €5,365 million at December 31, 2003, compared to €2,687 million at December 31, 2002.

5.2.3.3 OTHER NON-OPERATING INCOME/(EXPENSE)

At December 31, 2003, other non-operating income/(expense) amounted to an expense of €1,119 million, compared to an expense of €12,849 million at December 31, 2002. This item includes disposal gains or losses, dilution impact, other provision and reversal movements, costs of sale of receivables and dividends.

Disposal Gains and Losses

■	At December 31, 2003, disposal gains or losses amounted to €333 million and the principal divestitures related to the following transactions:

-	On December 19, 2003, France Telecom tendered to Sofora, a company jointly held with Telecom Italia, its shares of Nortel Inversora (which holds 54.7% of the capital of Telecom Argentina), which represented 25.5% of Nortel Inversora’s economic interests. On the same day, France Telecom sold 48% of Sofora’s capital to the company W of Argentina, a subsidiary of the Los W group, a significant Argentinean investor, for €97 million. France Telecom further granted W of Argentina a call option for $10,000 for the remaining 2% and received a premium of €3 million. The disposal gains amounted to €97 million for this transaction.

-	The sale of the 26% indirect holding in the share capital of CTE Salvador (through a 51% holding in the consortium Estel) for a net amount of $217 million (€197 million), producing a disposal gain of €78 million. This transaction was announced on September 9, 2003, and completed on October 22, 2003.

-	At December 31, 2003, France Telecom sold its interest in Inmarsat (5.3%) for $79 million, producing a disposal gain of €35 million.

-	The second tranche in the divestiture of real estate by France Telecom S.A. for €419 million, producing a disposal gain of €31 million.

-	On June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of $330 million (€286 million). Disposal gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction.

-	Casema was sold on January 28, 2003, for a net cash amount of €498 million, producing a disposal gain of €16 million.

-	Gains from the partial sale on September 30, 2002 of the second tranche of shares of Pramindo Ikat (15% of shares, following an initial tranche of 30% in September 2002) for €22 million, producing a disposal gain of €14 million. The third tranche of the disposal (55% of the shares) is expected in December 2004.

-	Sale of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, producing a disposal gain of €14 million.

■	Among the principal divestitures at December 31, 2002:

-	A disposal gain on the sale of TDF, which amounted to €486 million.

-	A disposal gain of the sale of Panafon, which amounted to €274 million.

-	A disposal gain on the sale of France Telecom’s interest in Télévision Par Satellite (TPS), which amounted to €177 million.

-	A disposal gain from the partial sale on September 30, 2002 of the first tranche of shares of Pramindo Ikat (30% of the shares), which amounted to €27 million.

-	A disposal loss of €41 million from the resolution in July 2002 of the off-balance sheet commitment on CCIC securities.

In addition, the gain from the dilution recorded for eresMas (rebranded Wanadoo Espana on January 1, 2003, following the merger) at Wanadoo amounted to €35 million.

Provisions and Reversal of Provision Movements

■	Excluding disposal gains, other non-operating income/(expense) included, at December 31, 2003, provisions relating notably to the following:

-	an additional provision for the Kulczyck put, linked to the purchase of TP S.A. shares, of €299 million (due mainly to the depreciation of the Polish zloty against the euro. This provision, which amounted to €571 million for 2002, was increased to €870 million for the period ended December 31, 2003).

-	in 2003, within the framework of the restructuring plan, the €125 million in NTL notes received by France Telecom following the sale of its Noos shares were cancelled in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom benefited from a pledge. At December 31, 2003, the actual value of these shares on the basis of a multi-criteria evaluation was zero and, as a result, France Telecom wrote down its entire holding.

-	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, a write-down of €73 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill.

-	in contrast, reversals of provisions mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003), of €270 million.

■	At December 31, 2002, provisions for certain foreign investments were made. They reflected the re-evaluation of the value in use of these companies within the framework of a strategic reassessment. These provisions mainly included:

-	€192 million for Uni2.

-	€212 million for Dutchtone (€183 million for the group share).

-	€132 million for Connect Austria (renamed ONE GmbH on July 1, 2003) (€114 million for the group share).

-	€30 million for Optimus (€26 million for the group share).

-	Telinvest shares for €61 million.

-	Globecast shares for €45 million.

-	Novis and Clix shares for €45 million.

Furthermore, in 2002, a provision for NTL and MSCP’s current accounts (Noos transaction) of €285 million was made and a provision of €52 million relating to the sale of Casema shares was recorded. Sprint shares were written down in an amount of €39 million and a provision relating to Intelig has been recorded in Brazil for €145 million.

Other non-operating income/(expense) also included, at December 31, 2002, exceptional provisions for €11,963 million, consisting of:

-	€7,290 million for MobilCom;

-	€1,641 million for an additional provision for NTL;

-	€1,627 million relating to Wind (€1,404 million impacting on France Telecom’s share of net income);

-	€571 million for the commitment to buy back TP S.A. shares from Kulczyk Holding;

-	€490 million (€423 million net for the group share) relating to restructuring costs within Orange, €252 million of which was related to the withdrawal from Sweden announced in December 2002; and

-	€343 million (the impact on France Telecom’s share of net income being €244 million) for the depreciation of assets in the Ivory Coast (CI Telcom and Orange Ivory Coast).

Restructuring Costs

■	At December 31, 2003, restructuring provisions and costs amounted to €305 million, involving:

-	Orange and its subsidiaries, for €129 million;

-	Costs for the restructuring and integration of Equant amounting to €105 million;

■	At December 31, 2002, restructuring costs involved:

-	Orange and its subsidiaries, for €490 million (€423 million net for the group share), of which €252 million was linked to the withdrawal from Sweden announced in December 2002;

-	Costs for the restructuring and integration of Equant, for €48 million;

Others

Other items of non-operating income/(expense) recorded at December 31, 2003 included mainly:

-	an additional amount of €431 million on the TDIRAs, net of revenues from the repurchase of the TDIRAs (see “– 5.2.3.1 Interest Expense, Net and Foreign Exchange Gain/(Loss), Net”);

-	costs related to the securitization of commercial receivables for €104 million; and

-	the loss on the repurchase of bonds by France Telecom S.A. for €106 million, following debt restructuring, and by Orange, for €35 million.

In 2002, other items of non-operating income/(expense) included:

-	costs related to the securitization of commercial receivables for €62 million;

-	expenses related to France Telecom shares of €60 million;

-	an additional expense related to the distribution of free Deutsche Telekom shares (adjustment of the price related to the transfer agreement of Deutsche Telekom shares held by France Telecom) resulted in a provision of €58 million.

5.2.3.4 INCOME TAXES

Income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

(€ millions)	Year ended December 31,

	2003	2002 historical

- Current taxes	–	14

- Deferred taxes	1,100	(1,602)

France Telecom S.A. tax group (see below)	1,100	(1,588)

- Current taxes	–	(576)

- Deferred taxes	1,861	45

Orange S.A. tax group (see below)	1,861	(531)

- Current taxes	(18)	(2)

- Deferred taxes	231	70

Wanadoo S.A. tax group (see below)	213	68

- Current taxes	0	0

- Deferred taxes	(293)	(208)

Orange UK Group	(293)	(208)

- Current taxes	(137)	(64)

- Deferred taxes	(7)	9

TP Group	(144)	(55)

- Current taxes	(8)	(85)

- Deferred taxes	(14)	25

Other French subsidiaries	(22)	(60)

- Current taxes	(187)	(200)

- Deferred taxes	63	75

Other foreign subsidiaries	(124)	(125)

Total income tax benefit (charge)	2,591	(2,499)

Of which:
– Current taxes	(350)	(913)

– Deferred taxes	2,941	(1,586)

France Telecom S.A. Consolidated Tax Group

France Telecom S.A. files a consolidated tax return for all French subsidiaries in which it owns 95% or more of the share capital.

Fiscal Year 2001:

In 2001, France Telecom S.A. and its consolidated tax group recorded a significant tax loss arising primarily from the impact of the IPO of Orange S.A. and the sale of France Telecom shares to SITA in connection with the Equant acquisition. This resulted in carryback tax credits in the amount of €1,630 million and tax loss carryforwards totaling €2,231 million.

In December 2001, France Telecom sold to a financial institution French State tax credits on carrybacks, of which €1,111 million was in exchange for bills which were cashed in 2002.

Fiscal Year 2002:

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom S.A. share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom S.A. consolidated tax group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom S.A. consolidated tax group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom S.A. tax group for the year ended December 31, 2002 amounted to €1,602 million after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

Fiscal Year 2003:

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom S.A.’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax valuation allowance.

Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity (see Note 25 of the Notes to the Consolidated Financial Statements).

Based on its budgets, business plans and financing plans that reflect the financial situation at December 31, 2003, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom S.A. and the companies within its consolidated tax group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable activity as a fixed line and mobile operator in France.

France Telecom S.A. and its main French subsidiaries were subject to a tax audit for the fiscal years 1998 and 1999. This audit is partly completed and any eventual reassessment relate mainly to timing differences in taxable amounts. The subsidiaries concerned have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom S.A. is awaiting a final decision from the tax authorities.

Orange S.A. Consolidated Tax Group

Orange S.A. and its French subsidiaries have had their own consolidated tax regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of June 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange S.A.’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

As a result of the public exchange offer, at December 31, 2003, Orange was directly and indirectly held over 95% by France Telecom S.A., a French company subject to corporate income taxes.

Therefore, as of January 1, 2004, the members of Orange’s tax group may elect to file a consolidated tax return with France Telecom S.A.. This election was filed during January 2004.

Wanadoo S.A. Consolidated Tax Group

Wanadoo S.A. and its French subsidiaries have had their own consolidated tax regime since 2001.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carry forwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax gain expected in the future as a result of the use of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans show that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses have been offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million.

During 2001 and 2002, Pages Jaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

Further to a review of the taxation methods applicable to revenues received by Wanadoo S.A. during 2000 and deducted for tax purposes under the parent-subsidiary tax regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo S.A., challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo S.A. on the purchase by two of its subsidiaries of their treasury shares. The risk relating to this tax reassessment represents the payment of an additional €18 million in tax, including late payment interest at December 31, 2003 and the possible loss of €25 million in tax loss carryforwards from 2000 used in 2002. The company has contested this reassessment but the tax authorities are maintaining their claim. Wanadoo S.A. intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company has recorded a provision for the full amount of the tax risk.

5.2.3.5 EMPLOYEE PROFIT SHARING

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The charge, calculated at December 31, 2003 according to the terms and conditions of the applicable agreement amounted to €127 million at December 31, 2003, compared to €148 million at December 31, 2002.

5.2.3.6 NET INCOME/(LOSS) FROM INTEGRATED COMPANIES

Net income/(loss) from integrated companies for the period ended December 31, 2003 was €6,710 million, compared to a loss of €12,809 million for the period ended December 31, 2002.

5.2.3.7 EQUITY IN NET INCOME/(LOSS) OF AFFILIATES

For the period ended December 31, 2003, equity in net income/(loss) of affiliates amounted to a loss of €168 million, compared to a loss of €367 million a year earlier.

This €199 million improvement was due mainly to the following:

■	The significant improvement in the equity from the net income of Wind between 2002 and 2003, which improved from a loss of €305 million to a loss of €70 million (a gain of €235 million). This gain was due to the sale of Wind completed in July 2003;

■	The improvement in the equity from the net income of BITCO/TA Orange, which improved from a loss of €80 million to a loss of €68 million (an improvement of €12 million); and

■	The impact of the full consolidation of TP Group from April 1, 2002, previously accounted for under the equity method. A loss of €6 million had been recorded at its consolidation.

Conversely, earnings of €24 million were reported on Eutelsat in 2003, compared to earnings of €70 million reported for the period ended December 31, 2002 (a negative impact of €46 million). The sale of Eutelsat was completed on April 28, 2003, and had been agreed upon on February 4, 2003.

5.2.3.8 GOODWILL AMORTIZATION

Goodwill Amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated a significant volume of goodwill. The amount of the provisions for goodwill amortization (excluding exceptional goodwill amortization) at December 31, 2003, was €1,677 million, compared to €2,352 million at December 31, 2002. Amortization, over 20 years, of such goodwill in 2003 principally involved:

■	Orange for an amount of €1,226 million, including Orange PCS for €1,030 million and OCH for €78 million;

■	Wanadoo for an amount of €241 million, including Wanadoo Espana (eresMas) for €81 million, and Freeserve for €74 million;

■	TP Group for an amount of €132 million;

■	Equant for an amount of €33 million.

The significant reduction between 2002 and 2003 was due to exceptional goodwill amortization recorded for the period ended December 31, 2002 (for Equant, OCH, and JTC, see “– Exceptional Goodwill Amortization”) and the decline of the pound sterling.

For information regarding risks related to goodwill, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom recorded significant goodwill following the acquisitions it made between 1999 and 2002. Accelerated amortization of this goodwill may be required, which could have a material negative impact on France Telecom’s results”.

Exceptional Goodwill Amortization

France Telecom conducted a review of goodwill values at December 31, 2003. Goodwill was written down by way of exceptional amortization in an amount of €1,137 million as follows:

■	Freeserve for €447 million (€318 million for the group share) bringing the net book value of the company at the closing exchange rate to €782 million for the group share. This impairment resulted from an increase in the growth potential (penetration rates, rapid expansion of broadband, development of distribution networks);

■	QDQ Media for €245 million (€174 million for the group share) bringing the net book value of the company to €17 million for the group share. The limited growth of revenues achieved, in addition to the hazards of the persisting difficult economic and competitive environment, as seen during 2003, led to a revision of the business plan in 2002;

■	Mauritius Telecom for €143 million for the group share, bringing the net book value at the closing exchange rate of Mauritius Telecom and its subsidiaries to €86 million. This impairment resulted from a revision of the business plan, particularly in relation to an unfavorable regulatory development compared to the existing regulations at the time of the acquisition of the interest (the early opening of fixed line telephony in 2003);

■	BITCO / TA Orange for €287 million. This impairment is due to the re-evaluation of the book value of BITCO shares, which were evaluated on the basis of the economic conditions imposed on TA Orange Ltd., pursuant to the concession contract it operates by. This revealed the uncertainties surrounding the opening of the telecommunications market in Thailand and the potential economic consequences for TA Orange Ltd. In addition, the book value of BITCO was brought to zero, particularly following ongoing discussions with Orange’s partners in the share capital of BITCO. See “– 5.7.1 Subsequent Events – Reductions of Orange’s stake in BITCO (Thailand)”.

In the context of goodwill review of the main sub-groups, the perpetual growth rates and discount rates applied to the expected cash flows on the basis of economic assumptions and forecasted operating conditions used by France Telecom for the main entities in each of the Group’s businesses are as follows:

	Year ended December 31,

	2003		2002
	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate

Orange	3%	9%	3%	9%
TP Group	2%	10.5%	3%	10.5%
Equant	3%	10.5%	3%	10.5%
Wanadoo – Internet	4%	11.5%	4.5%	12.5%
Wanadoo – Directories	2%	9%	3.5%	9%

The decrease in the perpetual growth rate for Pages Jaunes (Wanadoo – Directories) reflected the increase in value of the long-term effects of broadband penetration on revenues from paper directories, as was demonstrated during 2003 in those countries where a high penetration rate for broadband affected the revenues of those companies in the directories sector.

At December 31, 2003, the sensitivity of value in use to an independent change of one point in the perpetual growth rate or discount rate, compared to the excess of estimated value in use over carrying value is as follows (France Telecom group share):

	Excess of value in use over carrying value	Impact of a one point decrease/increase in the
(€ billions)		Perpetual growth rate	Discount rate

Orange	12.0	+6.4/-4.6	-7.6/+10.5
TP Group	1.0	+0.6/-0.4	-0.6/+0.8
Equant	0.1	+0.1/-0.1	-0.1/+0.2
Wanadoo – Internet	4.0	+0.4/-0.3	-0.6/+0.8
Wanadoo – Directories	2.1	+0.2/-0.2	-0.3/+0.4

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million, including Equant for €4,375 million, OCH in Switzerland for €872 million and JTC in Jordan for €131 million.

5.2.3.9 NET INCOME/(LOSS) OF THE CONSOLIDATED GROUP

Net income/(loss) of the consolidated group was €3,728 million at December 31, 2003, compared to a loss of €20,906 million at December 31, 2002.

5.2.3.10 NET INCOME/(LOSS)

Taking into consideration minority interests, which amounted to an expense of €522 million at December 31, 2003, compared to an expense of €170 million a year earlier, consolidated net income/(loss) was €3,206 million in 2003, compared to a loss of €20,736 million in 2002.

5.3. PRESENTATION OF 2002 AND 2001

The comparison of the 2002 and 2001 periods in this section is broken down into three main items : (i) a presentation of Group revenues through operating income, with a discussion of Group capital expenditures and financial investments, (ii) an analysis by segment of the principal operating income figures and investments in tangible and intangible assets and (iii) a presentation of Group operating income through net income.

5.3.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS OF THE GROUP

The following table sets forth the figures relating to revenues and operating income and details by item France Telecom’s total operating expenses:

(€ millions)	Years ended December 31,				Variations

	2002 historical	% of revenues	2001 historical	% of revenues	2002/2001 historical

Revenues	46,630		43,026		8.4%

Cost of services and products sold	(18,558)	39.8%	(17,619)	40.9%	5.3%
Selling, general and administrative expenses	(12,579)	27.0%	(12,520)	29.1%	0.5%
Research and development expenses	(576)	1.2%	(567)	1.3%	1.6%
OPEX	(31,713)	68.0%	(30,706)	71.4%	3.3%

Operating income before depreciation and amortization	14,917	32.0%	12,320	28.6%	21.1%

Depreciation and amortization	(7,910)	17.0%	(6,910)	16.1%	14.5%
Amortization of actuarial adjustments the early retirement plan	(199)	0.4%	(210)	0.5%	(5.3%)
Total operating expenses	(39,822)	85.4%	(37,826)	87.9%	5.3%

Operating income	6,808	14.6%	5,200	12.1%	30.9%

Total operating expenses as a percentage of overall revenues decreased from 87.9% at December 31, 2001, to 85.4% at December 31, 2002.

5.3.1.1 REVENUES

The following table presents for 2002 and 2001, the contributive revenues of each of the Group’s segments (excluding intra-group revenues):

(€ millions)	Years ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical

Orange segment	15,410	13,495	14.2%
Wanadoo segment	1,935	1,449	33.5%
Fixed Line, Distribution, Networks, Large Customers and Operators segment	20,637	21,595	(4.4)%
Equant segment	2,842	2,131	33.3%
TP Group segment	3,471	0
Other International segment	2,335	4,355	(46.4)%
Total Group revenues	46,630	43,026	8.4%

Revenues for the Group increased 8.4% due to the growth of wireless, international and Internet activities and despite the decline of fixed line revenues in France. The share of revenues from international activities more than doubled since December 31, 2000, reaching 41.2% at December 31, 2002, compared to 35.8% at December 31, 2001.

5.3.1.2 FROM REVENUES TO OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

Operating Expenses Before Depreciation and Amortization

Following the launch of the “Ambition FT 2005” Plan (see “– 5.1.2 The ‘Ambition FT 2005’ Plan”) on December 4, 2002, France Telecom established a set of objectives connected with the TOP operational improvements program, the expected effects of which led the Group to analyze operating expenses before depreciation and amortization by type: external purchases and other expenses, (the sum of which corresponds to operating expenses before depreciation and amortization excluding personnel costs) and personnel costs. See Note 5 to the Consolidated Financial Statements for information regarding how the presentation of operating expenses before depreciation and amortization by type relates to the presentation of such expenses by destination.

Operating expenses before depreciation and amortization excluding personnel costs amounted to €21,677 million at December 31, 2002 and included purchases of materials and merchandise in the amount of €3,620 million, payments to third-party operators in the amount of €6,758 million, studies, fees and nontechnical subcontracting in the amount of €1,640 million and costs of advertising, promotion, patronage and brand communication and sponsoring in the amount of €1,232 million.

On a historical basis, operating expenses before depreciation and amortization of actuarial adjustments of the early retirement plan increased 3.3% between 2001 and 2002, for growth in revenues of 8.4%.

Essentially, this corresponded to changes in consolidation and significant developments, including:

■	consolidation of TP Group as of April 1, 2002;

■	impact of Equant in its new consolidation as of July 1, 2001;

■	inclusion of Digita in the consolidation as of July 1, 2001;

■	consolidation of QDQ Media as of April 1, 2001;

■	full consolidation of eresMas (rebranded Wanadoo Espana as of January 1, 2003, following the merger) which occurred on November 1, 2002;

■	consolidation of Internet Telecom as of January 1, 2002; and

■	consolidation of Freeserve as of March 1, 2001.

Cost of Services and Products Sold

The cost of services and products sold included all direct and indirect production costs of supplying and maintaining services to customers, including connections, transportation, supervision and maintenance, as well as costs of services and products purchased for resale, including amounts repaid to international telecommunications operators.

The table below sets forth the change in costs of services and products sold between 2001 and 2002:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical

Cost of services and products sold	(18,558)	(17,619)	5.3%

Overall, the cost of services and products sold increased 5.3% between 2001 and 2002 on a historical basis. This increase essentially corresponded to the changes in consolidation described above, which had a negative impact on the cost of services and products sold.

In addition to the increase resulting from the impact of consolidations, other factors linked to the increase had to do with the development of:

■	the Group’s activities relating to wireless networks in the United Kingdom, France and some international subsidiaries, primarily Orange Romania and ECMS in Egypt;

■	fixed line services internationally, primarily Uni2 in Spain; and

■	international Internet activities, notably in the United Kingdom and in Spain.

This increase was partially offset by several factors, particularly:

■	gains in productivity made in the fixed line network in France; and

■	cost savings realized by Equant resulting from consolidation of the networks of Global One and Equant, which made it possible, by realizing synergies, to optimize networks costs and reduce purchases of external capacity.

Selling, General and Administrative Expenses

The table below sets forth the change in selling, general and administrative expenses between 2001 and 2002:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical

Selling, general and administrative expenses	(12,579)	(12,520)	0.5%

On a historical basis, selling, general and administrative expenses increased slightly by 0.5%. The increase resulted mainly from the consolidation effects set forth in the introduction to this section.

Aside from the increase due to consolidation effects, selling, general and administrative expenses also reflected the growth in certain activities:

■	in international wireless activities (notably Orange Communications S.A. in Switzerland and Orange Slovensko), and in France and the United Kingdom for the part excluding acquisition costs; and

■	in Internet activities.

Conversely, savings partially offset these increases. These savings reflected primarily the cost-cutting efforts made by the Group, especially:

■	the decrease in total costs of acquiring mobile telephone subscribers in the United Kingdom and in France, resulting from instituting a policy of promoting customer loyalty rather than increasing the customer base;

■	the savings made in some wireless subsidiaries, such as Dutchtone in The Netherlands, Mobistar in Belgium and Orange Denmark, explained also in part by the decrease in total costs of acquiring subscribers;

■	the cost-cutting done after the savings program was instituted, and the plan for restructuring the TP Group; and

■	the synergies realized by Equant by integrating sales forces, which made it possible to streamline Equant’s administrative and selling expenses.

Research and Development Expenses

In December 2002, research and development expenses amounted to €576 million compared to €567 million in December 2001 on a historical basis.

This maintenance of research and development expenses allowed France Telecom to better prepare itself for its future markets, principally based on the activity of its research and development center, FTR&D. With respect to the various entities of the group (branches and subsidiaries), FTR&D recentered its activity, concentrating on two areas:

■	the expansion of its activity for the international subsidiaries of the Group, such as Orange and Wanadoo; and

■	the establishment of skills centers in fields such as messaging, e-Merchant, IP networks, security, development of high speed wireless Internet technology (Wifi).

Therefore, France Telecom’s research and development activity is in line with the acceleration observed in the core of the industry since 2001.

Overall, France Telecom has continued its efforts in research and development within the Group compared to 2001, while pursuing its internationalization through cooperation with TP S.A., for example, but also through its laboratories abroad (California, Japan, London, and Boston in synergy with Orange).

Focus on Changes in Personnel Expenditures

The table below sets forth the figures relating to personnel expenditures and personnel costs:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical
Wages and salaries	(7,535)	(6,889)	9.4%
Social charges	(2,705)	(2,593)	4.3%

Total personnel expenditures	(10,240)	(9,482)	8.0%

Capitalized personnel costs(1)	431	356	(21.1)%
Taxes on salaries	(227)	(282)	(19.5)%

Total personnel costs(2)	(10,036)	(9,408)	6.7%

(1)	Capitalized personnel costs correspond to personnel expenditures included in the cost of assets produced by France Telecom.

(2)	Not including employee profit sharing. This amount corresponds to personnel costs included in operating income before depreciation and amortization.

The personnel expenditures presented below do not include statutory employee profit-sharing, or the charges relating to the updating or the change in actuarial assumptions relating to the early retirement plan:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical
Personnel expenditures
France Telecom S.A.	(5,577)	(5,644)	1.2%
Domestic subsidiaries	(1,401)	(1,285)	(9.0)%
Total France	(6,978)	(6,929)	(0.7)%
International subsidiaries	(3,262)	(2,553)	(27.8)%
Group Total	(10,240)	(9,482)	(8.0)%

	Year ended December 31,		Variations

	2003	2002	2003/2002
	historical	historical	historical
Average number of employees (full-time equivalent)
France Telecom S.A.	117,529	123,353	(4.7)%
Domestic subsidiaries	23,532	21,911	7.4%
Total France	141,061	145,264	(2.9)%
International subsidiaries	99,084	60,920	62.6%
Group Total	240,145	206,184	16.5%

	Year ended December 31,		Variations

	2003	2002	2003/2002
	historical	historical	historical
Number of employees (at December 31)
France Telecom S.A.	117,772	124,050	(5.1)%
Domestic subsidiaries	23,894	22,832	4.7%
Total France	141,666	146,882	(3.6)%
International subsidiaries	101,907	64,672	57.6%
Group Total	243,573	211,554	15.1%

The 8% increase in personnel expenditures between December 31, 2001 and December 31, 2002 was mainly due to the increase in France Telecom’s international activities.

The 16.5% increase in the Group’s average number of full-time equivalent employees was the result of a 62.6% increase that occurred internationally (mainly due to the consolidation of TP Group). The average number of full-time equivalent employees in France decreased 2.9%.

France Telecom S.A.

The average number of employees of France Telecom S.A. decreased 4.7% between 2001 and 2002. The decrease was due mainly to employee departures linked to the early retirement plan. Between the implementation of the early retirement plan in September 1996 and December 31, 2002, 21,598 people chose to accept early retirement under the plan (excluding other preexisting early departure programs), including 4,205 employees in 2002.

Total personnel expenditures of France Telecom S.A. decreased by nearly 1.2% between 2001 and 2002. This decrease was due mainly to a reduction in headcount and gains in productivity that occurred in network activities and support services, which allowed for the reassignment of personnel to fast-growing subsidiaries. The increase in profit-sharing, which resulted from the level of operating income indicators, increases in salary due to general public sector measures, and the increase in the base salaries of employees under collective bargaining, partially offset the impact of the reduction in headcount.

Subsidiaries in France

The average number of employees of subsidiaries in France, which increased by 7.4% between 2001 and 2002 (excluding the impact of the spin-off of Globecast France) was due to organic and external growth in wireless telephony and the Internet.

The change in personnel costs of subsidiaries in France was mainly due to the change in headcount.

International Subsidiaries

The 62.6% increase in the average number of employees in international subsidiaries between 2001 and 2002 reflected the increased internationalization of the Group.

This growth was primarily due to the following effects of consolidation:

■	the consolidation of TP Group as of April 1, 2002 (45,222 average number of employees); and

■	the impact of the newly consolidated Equant as of July 1, 2001 (1,932 average number of employees).

Conversely, the number of employees in the international subsidiaries reflected the impact of the equity-method consolidation of Telecom Argentina (less 7,537 average number of employees).

The personnel expenditures of the international subsidiaries increased by 27.8%, primarily due to the effects of consolidation mentioned above.

5.3.1.3 OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

Operating income before depreciation and amortization increased by 21.1% between 2001 and 2002, amounting to €14,917 million in 2002, compared to €12,320 million in 2001.

5.3.1.4 FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

Depreciation and Amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) increased 14.5% on a historical basis between 2001 and 2002.

This increase was due in large part to changes in consolidation, principally concerning:

■	the consolidation of TP Group; and

■	the impact of Equant.

This growth was partially offset by:

■	the consolidation of Telecom Argentina by the equity method; and

■	a significant decrease in depreciation and amortization of fixed assets following the sale of part of the real estate holdings.

Aside from these changes in consolidation, the increase in depreciation and amortization was mainly due to the increase in depreciation expense for wireless networks (primarily the United Kingdom, France, The Netherlands, Switzerland and Belgium). It was partially offset by the reduction in depreciation expense, notably for the fixed line telephony business in France, due to the decreased level of capital expenditure in recent years.

Amortization of Actuarial Adjustments in the Early Retirement Plan

At December 31, 2002, the amortization of actuarial adjustments in the early retirement plan was a net charge of €199 million, compared to €210 million at December 31, 2001.

5.3.1.5 OPERATING INCOME

Operating income increased 30.9% between 2001 and 2002, reaching €6,808 million in 2002 compared to €5,200 million in 2001.

5.3.1.6 CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS

The following table sets forth the capital expenditures and financial investments made in 2002 and 2001:

(€ millions)	Year ended December 31,

	2002	2001
	historical	historical
Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	7,441	8,091
Investments in UMTS and GSM licenses	134	873
Financial investments(2)	2,228	4,355

(1)	See Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding the repurchase of treasury shares and net of cash acquired.

Investments in Tangible and Intangible Assets Excluding GSM and UMTS Licenses

Investments in tangible and intangible assets excluding licenses decreased significantly between 2001 and 2002, a decrease of 8% on a historical basis. The decrease primarily resulted from reductions in investments made in the fixed line segments in France and outside of France.

At December 31, 2002, investments in tangible and intangible assets excluding licenses amounted to €7,441 million, compared to €8,091 million at December 31, 2001 on a historical basis, broken down by segment as follows:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical
Orange segment	3,281	3,356	(2.2)%
Wanadoo segment	108	111	(2.7)%
Fixed Line, Distribution, Networks, Large Customers and Operators segment	2,243	3,107	(27.8)%
Equant segment	392	436	(10.1)%
TP Group segment	1,045	0
Other International segment	396	1,081	(63.4)%
Inter-segment eliminations	(24)

Total Group CAPEX	7,441	8,091	(8.0)%

Investments in tangible and intangible assets excluding licenses are described in “Item 4. Information on France Telecom – 4.3.2 Principal Activities.”

Acquisitions of UMTS and GSM Licenses

In 2002, the Group’s investments included €134 million for the acquisition of the following wireless licenses:

■	€53 million for an additional payment for a GSM license in the Ivory Coast (“Orange” segment);

■	€35 million for the acquisition of a UMTS license in Slovakia (“Orange” segment); and

■	€46 million for the acquisition of a GSM license in Mali (Ikatel) (“Other International” segment).

In 2001, the Group’s investments included €873 million for the acquisition of the following wireless licenses:

■	€151 million for the acquisition of a UMTS license in Belgium (“Orange” segment);

■	€104 million for the acquisition of a UMTS license in Denmark (“Orange” segment); and

■	€619 million for the acquisition of a UMTS license in France (“Orange” segment).

Financial Investments

At December 31, 2002, net cash used in financial investments (excluding the purchase of treasury shares and net of cash acquired) represented a total of €2,228 million. The main financial investments were as follows:

■	the exercise of the call option on all of NTL’s preferred shares held by financial institutions for $ 1.1 billion, equivalent to €1,092 million;

■	the purchase of approximately 103 million Orange shares, previously held by E.On, for €950 million, in exchange for the sale of E.On’s equity stake in OCH, formerly Orange Communications S.A., in Switzerland, to Orange S.A.. This purchase was made as part of E.On’s exercise of its put option;

■	Orange’s participation in BITCO Thailand’s capital increase for €69 million;

■	Orange’s participation in Wind’s capital increase in Italy for €48 million;

■	participation in Novis’ capital increase for €26 million;

■	Wanadoo’s purchase of an additional share of the minority interest in QDQ Media for €23 million, which raised its holding to 99%;

■	Orange’s participation in Optimus’ capital increase in Portugal for €20 million;

■	Orange’s acquisition of the remaining shares in Orange Communications S.A. for €16 million;

■	Wanadoo Portails’ purchase of the minority interests in Wanadoo Editions for €13 million, which raised Wanadoo Portails’ controlling stake in Wanadoo Editions to 100%;

■	the acquisition of Openet Telecom by Orange (Wirefree Services Belgium) and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

■	Wanadoo’s purchase of MyWeb, the Dutch Internet service provider, for €5 million.

The cash allocated to financial investments was reduced by another €155 million, equivalent to the amount of cash acquired, of which €144 million represents the TP Group’s net cash at April 1, 2002 when it was fully consolidated.

In 2001, net cash used in financial investments included the following transactions:

■	payment to Deutsche Telekom for the purchase in 2000 of 18.9% of the capital of Wind for €2,076 million (payment recorded in other short-term debts on the balance sheet at December 31, 2000);

■	subscription in the capital increase of Wind for €190 million;

■	acquisition of an additional 8.93% of TP S.A. in Poland for €679 million, increasing the percentage of the Group’s interest from 25% to 33.93% as of October 1, 2001;

■	subscription in the capital increase of PTK Centertel in Poland for €124 million;

■	acquisition by Orange of an additional 14.75% in the Swiss wireless operator Orange Communications S.A. for €175 million, bringing Orange S.A.’s total interest to 99.75%. An additional €59 million remained outstanding for payments concerning acquisitions in 2000;

■	purchase of shares held by Motorola (25.15%) in ECMS / Mobinil for a total net cash amount of €205 million, increasing the Group’s holding to 71.25%;

■	acquisition by Orange of an additional 15% of BITCO (Thailand) for €158 million, bringing its direct holding to 49%;

■	acquisition of 49% of Digita in Finland by TDF for €125 million in cash;

■	acquisition of an additional 31% of Uni2 for €102 million, bringing the Group’s interest to 100%;

■	acquiring control of 86.7% of QDQ Media, of which 30%, or €85 million, was paid in cash, with the balance being paid for by an exchange of Wanadoo S.A. shares;

■	lastly, other less significant investments were made in France, Spain, Germany, Sweden and Portugal, allowing the Group to strengthen its competitive position in Europe.

5.3.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY SEGMENT

Until December 31, 2002, France Telecom analyzed its activity according to four segments: “Orange,” “Wanadoo,” “Fixed line, voice and data services—France” and “Fixed line, voice and data services—Outside France.”

The following table sets forth the principal operating data according to the six segments of activity defined by the Group as of the first half of 2003 and described in “Item 5. Operating and Financial Review and Prospects – 5.2.2 Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment”: “Orange,” Wanadoo,” “Fixed Line, Distribution, Networks, Large Customers and Operators,” “Equant,” “TP Group” and “Other International”. The data published for the years ended December 31, 2002 and 2001 have been restated according to the six new segments of activity to enable comparability with the year ended December 31, 2003.

(€ millions)	At December 31, 2002 (historical),

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,085	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630
Operating income before depreciation and amortization	5,146	90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)	(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan			(199)				0	(199)
Operating income	2,782	(6)	3,496	(321)	653	279	(75)	6,808
CAPEX	3,281	108	2,243	392	1,045	396	(24)	7,441
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,865	(18)	4,956	(192)	408	388	68	7,475
Average number of employees (full-time equivalent)	30,876	6,761	131,311	11,928	45,222	14,047	0	240,145

(€ millions)	At December 31, 2001 (historical),

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group(1)	Other International	Inter- segment eliminations	Group Total

Revenues	15,087	1,563	24,054	2,392		4,495	(4,565)	43,026
Operating income before depreciation and amortization	3,288	(64)	7,757	(177)		1,487	29	12,320
Depreciation and amortization	(1,848)	(89)	3,494	(324)		1,042	(113)	(6,910)
Amortization of actuarial adjustments in the early retirement plan			(210)				0	(210)
Operating income	1,440	(153)	4,053	(501)		445	(84)	5,200
CAPEX	3,356	111	3,107	436		1,081	0	8,091
UMTS/GMS licenses	873	0	0	0		0	0	873
Operating income before depreciation and amortization – CAPEX	(68)	(174)	4,650	(613)		406	28	4,229
Average number of employees (full-time equivalent)	29,970	6,588	136,335	9,996		23,295	0	206,184

(1)	TP Group has been consolidated by the full consolidation method since April 1, 2002. Consequently, there are no historical figures for TP Group in 2001.

Unless otherwise indicated, the segment information presented below is before inter-segment eliminations.

5.3.2.1 ORANGE SEGMENT

Representing 44.4 million active customers in its majority-owned subsidiaries at December 31, 2002, the “Orange” segment included most of France Telecom’s wireless activities under its subsidiary Orange S.A.

Operating Indicators for the Orange Segment

The following table sets forth the main operating indicators of the “Orange” segment at December 31, 2002 and 2001 on a historical basis.

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	17,085	15,087	13.2%
Of which network revenues	15,488	13,434	15.3%
Operating income before depreciation and amortization	5,146	3,288	56.5%
Operating income before depreciation and amortization / Revenues	30%	22%
Operating income	2,782	1,440	93.1%
CAPEX	3,281	3,356	(2.2)%
UMTS/GMS licenses	88	873	(89.9)%
Operating income before depreciation and amortization – CAPEX	1,865	(68)	ns
Average number of employees (full-time equivalent)	30,876	29,970	3.0%

The operating indicators for Orange in 2002 were affected by the transfer on July 1, 2002 of mobile activities in Egypt (Mobinil / ECMS) from the “Other International” segment to the “Orange” segment.

Revenues

On a historical basis, Orange’s revenues increased by 13.2% between 2001 and 2002. This increase was in line with the steady growth of 15.3% in network revenues, and were partially offset by a decline in equipment sales due to the increasing maturity of the markets in which Orange operates (particularly in the United Kingdom). The growth in network revenues was mainly caused by an increase in the number of customers, which is supported by the integration and roll-out of the Orange brand. At December 31, 2002, Orange’s customer base included 44.4 million active customers in its majority-owned interests, representing an increase of 13.0% in one year. The use of “non-voice” services continued to grow and generated €1.67 billion in revenues in 2002, or 10.8% of network revenues. In France, “non-voice” services represented 8.9% of network revenues, compared to 6.7% in 2001. In the United Kingdom, 14.3% of network revenues came from “non-voice” services, compared to 11.2% in 2001.

In 2002, network revenues represented 90% of Orange’s total revenues. At the same time, the favorable trend in average annual revenue per user (ARPU) was maintained, especially in France and the United Kingdom. This represented a refocusing on higher value-added users and the development of “non-voice” services such as SMS, WAP, GPRS and information on demand.

In France, the 11% increase in Orange’s revenues, linked to the sustained growth in network revenues, was primarily due to the 8% increase in the number of registered customers, which increased from 17.8 million at December 31, 2001 to 19.2 million at December 31, 2002. Revenues for Orange France were affected by the approximately 15% decrease in the price of calls from fixed line networks to the Orange France network. ARPU amounted to €377 at December 31, 2002, a 3.8% decrease during 2002 compared to an 8.0% decrease during 2001. This improvement reflected the favorable impact of the increase in the share of contract customers for whom ARPU in 2002 was 3.4 times greater than that for prepaid customers. Contract customers represented 56% of overall active users at December 31, 2002, compared to 53% a year earlier. In addition, “non-voice” ARPU grew 27%, increasing from €26 at December 31, 2001, to €33 at the end of 2002.

In the United Kingdom, Orange posted growth of 12% in 2002 compared to 2001. This increase can be explained by the increase in the number of active customers, which reached 13.3 million at December 31, 2002, compared to 12.4 million in 2001 (an increase of 7%), and by the increase in the use of data services and the emphasis on acquiring and instilling loyalty in customers who generate high revenues. The increase of revenues was due, among other things, to the increase of ARPU, which benefited from the development of “non-voice” services. Furthermore, this increase reflected the growth in average annual revenue, which increased between 2001 and 2002.

“Orange Rest of World”, which includes nearly all of Europe, experienced very rapid growth, especially in Belgium, Switzerland and Slovakia. In total, revenues from “Orange Rest of World” grew 24% at December 31, 2002 compared to the 2001 figures, reflecting primarily an increase in the number of customers, and the consolidation effect linked to the transfer of the Egyptian subsidiary (Mobinil / ECMS) to Orange.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization for the “Orange” segment increased by 56.5% on a historical basis to reach €5,146 million in 2002 compared to €3,288 million in 2001. This sharp increase reflected the increase in operating profitability throughout the segment, as the rate of margin of operating income before depreciation and amortization over network revenues increased from 24% at December 31, 2001 to 33% at December 31, 2002. In fact, the reduction in total acquisition costs and the distribution of fixed costs over a growing customer base enabled Orange to increase its operating margin.

This increase in Orange operating profitability can be explained by a significant drop in total acquisition costs, which decreased 25% in France and 17% in the United Kingdom. This reduction was partially offset by the increase in loyalty costs, which grew 48% in France and 32% in the United Kingdom.

In France, the increase in the termination rate, which rose from 20.6% to 21.6%, was due to the success of the strategy of moving prepaid customers toward contracts, and increasing the termination rate for prepaid offers. Furthermore, this increase was partially offset by the reduction in the flat-rate termination rate, partially showing the benefit of switching to the Orange brand. In the United Kingdom, the termination rate declined from 18.4% in 2001 to 17.5% in 2002.

Outside of France and the United Kingdom, the increase in operating income before depreciation and amortization reflected the improvement in profitability derived from the organic growth of Orange subsidiaries, mainly in The Netherlands, Belgium, and Denmark.

Investments in Tangible and Intangible Assets Excluding UMTS and GSM Licenses

Excluding UMTS and GSM licenses, investments in tangible and intangible assets by the “Orange” segment decreased slightly to €3,281 million at December 31, 2002, compared to €3,356 million at December 31, 2001 (a decline of 2.2%).

In France, Orange’s expenses related to investments in tangible assets decreased slightly between December 31, 2001 and December 31, 2002. This decrease was due to a drop in second generation expenditures and to minimized third generation (UMTS) expenses.

In the United Kingdom, expenses related to investments in tangible assets also decreased compared to December 31, 2001, reflecting a slowdown in second generation expenses and expenses for acquisition and preparation of sites for the third generation telecommunication networks, which were less significant than expected.

Orange’s expenses related to investments in intangible assets in Rest of World decreased significantly in certain countries, offset by the impact of the roll-out of a new network in Sweden. However, Orange discontinued its investments in Sweden following the announcement in December 2002 of its withdrawal from that market.

Investments in intangible assets in 2001 included the acquisitions of UMTS licenses in Belgium for €151 million, in Denmark for €104 million and in France for €619 million. At December 31, 2002, Orange’s investments included €53 million for a supplemental payment for the acquisition of a GSM license in the Ivory Coast, and €35 million for the acquisition of a UMTS license in Slovakia.

Operating Income Before Depreciation and Amortization Less CAPEX

Operating income before depreciation and amortization less CAPEX increased significantly between 2001 and 2002, from negative €68 million in 2001 to €1,865 million in 2002. This growth resulted from the positive trend in operating income before depreciation and amortization combined with a decrease in investments in tangible and intangible assets, excluding licenses.

5.3.2.2 Wanadoo segment

At December 31, 2002, Wanadoo included the Internet and directories activities of the France Telecom Group and targeted both the consumer and business markets. Wanadoo was the second largest Internet access provider in Europe with more than 8.5 million active subscribers at December 31, 2002 and the third largest directories group in Europe with nearly €880 million in revenues at December 31, 2002. Present throughout the entire value chain of Internet activities, Wanadoo included access offerings (dial-up Internet access, ADSL and cable), and services and content (portals, directories, e-Merchant and pay services).

Wanadoo’s activities include:

■	“Access, Portals and e-Merchant” activities and

■	“Directories”.

Operating Indicators for the Wanadoo Segment

The following table sets forth the main operating indicators for the “Wanadoo” segment at December 31, 2002 and 2001 on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	2,075	1,563	32.7%
Operating income before depreciation and amortization	90	(64)	ns
Operating income before depreciation and amortization / Revenues	4%	(4)%
Operating income	(6)	(153)	96.1%
CAPEX	108	111	(2.3)%
Operating income before depreciation and amortization – CAPEX	(18)	(174)	89.7%
Average number of employees (full-time equivalent)	6,761	6,588	2.6%

The main changes in the scope of consolidation that occurred between 2001 and 2002 concerning the Wanadoo segment were:

■	consolidation of the activities of Freeserve (United Kingdom) as of March 1;

■	consolidation of the activities of QDQ Media (Spain) as of April 1, 2001;

■	the effect of full consolidation of eresMas, which was rebranded Wanadoo Espana on January 1, 2003, following the merger on November 1, 2002;

■	the transfer of Wanadoo Services Pro to the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment as of January 1, 2002; and

■	the removal of Telelistas from the scope of consolidation, which occurred on January 1, 2002.

Revenues

At December 31, 2002, revenues for the “Wanadoo” segment increased 32.7% on a historical basis compared to December 31, 2001, due to a certain extent to the changes in the scope of consolidation indicated above. The 2.5 million increase in the number of active customers in 2002 (40.7% increase in one year) reflected partly the internal growth of 1.5 million customers, but also the contribution of 1 million customers resulting from the acquisition of the Spanish ISP eresMas, consolidated since November 2002 and rebranded Wanadoo Espana on January 1, 2003, following the merger.

The growth in revenues from access services was generated, in part, from the growth in average revenues per user (ARPU), which reflected the increasing share of more lucrative offers (ADSL and “all-inclusive” low speed packages). The number of broadband customers amounted to 1.374 million at December 31, 2002, of which 1.187 million ADSL subscribers.

The increase in revenues was due, to a large extent, to the increased expansion of “Access, portals and e-Merchant” services, which had revenues that increased 67%. Furthermore, international activities accounted for 32% of revenues from “Access, portals and e-Merchant” activities in 2002, compared to 26% in 2001.

In addition, revenues from the “Directories” sub-segment increased 4%, generated by Pages Jaunes and the impact of the consolidation of QDQ Media over the entire year.

The increase in revenues from “Access, portals and e-Merchant” activities was due mainly to the expansion in Internet access services under the effect of:

■	an annual increase in the number of active customers at December 31, 2002, of 41%;

■	the favorable change in the mix of offerings, which significantly increased the proportion of paying offerings, particularly the most profitable offerings, such as the Wanadoo Intégrales offerings (low-speed access services including a subscription fee) and high-speed offerings, specifically ADSL access. These factors led to an increase in average revenue per user (ARPU).

■	the expansion of e-Merchant activities, for which revenues increased 39% between 2001 and 2002.

At the same time, a significant portion of the increase in revenues from “Directories” activities was due to the increase in revenues from online directories in France.

Operating Income Before Depreciation and Amortization

Ahead of its expansion plan, in 2002 Wanadoo posted operating income before depreciation and amortization of €90 million, compared to negative €64 million one year earlier, on a historical basis. This increase highlighted the significant improvement in operating profitability of the “Wanadoo” segment.

The “Access, Portals and e-Merchant” sub-segment had negative operating income before depreciation and amortization, but it improved significantly by almost 43% compared to the end of December 2001 (negative €166 million at December 31, 2002 compared to negative €290 million at December 31, 2001). This increase was obtained primarily by the significant improvement in the profitability of access activities. From December 31, 2001 to December 31, 2002, the cost of services and products sold increased by 40% while revenues increased by 67%, thereby highlighting the sensitivity of the activities to volume, especially with regard to access activities. Access activities benefited from better network rates for low-speed offerings, which were partially offset by an increase in high-speed offerings and by an increase in costs specific to the access-provider function, which was less than the increase in revenues. The improvement in the profitability of “Access, Portals and e-Merchant” activities was also due to marketing and selling cost-controls, in a climate marked by the launch of high-speed offerings, which generated higher unit acquisition costs.

“Directories” activities continued to have very positive operating income before depreciation and amortization, which increased more than 21% compared to December 31, 2001 to reach €289 million in 2002. This growth highlighted the major productivity gains made in directories activities in France. Between December 31, 2001 and December 31, 2002, the cost of services and products sold decreased by 15% while revenues increased by 4%.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets of the “Wanadoo” segment decreased slightly from 2001 to 2002 (a decrease of 2.3%). The “Access, Portals and e-Merchant” sub-segment increased its level of capital spending, in production capacity particularly, to accommodate growth in the number of customers and audience, while capitalized production of audiovisual activities declined, which explains the reduction reported compared to 2001. Investments in “Directories” activities remained stable.

Operating Income Before Depreciation and Amortization Less CAPEX

Operating income before depreciation and amortization less CAPEX increased significantly by 89.5%, from negative €174 million in 2001 to negative €18 million in 2002. This increase reflected the sharp increase in operating income before depreciation and amortization combined with the stability of investments in tangible and intangible assets by Wanadoo.

5.3.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment combines the fixed line services of the France Telecom Group primarily in France, particularly fixed line telephony, services to operators, services to businesses, cable television, sale and rental of equipment, and support functions (including research and development services) and the information systems division. On December 13, 2002, France Telecom sold its holding in TDF.

The fixed line telephone activities of France Telecom were affected by the gradual opening of its various services to competition: long-distance communications were opened to competition on January 1, 1998, while the opening of the local communications market occurred on January 1, 2002. Marked at the beginning of 2002 by the impact of the automatic transfer to its competitors of the local traffic of customers who had preselected their operators, the France Telecom’s market share for local traffic was much more favorable in the second half of the year. According to France Telecom’s estimates, market share for local traffic was 80.9% in December 2002, compared to 82.7% in June 2002 and 96.8% in December 2001.

France Telecom’s market share for long-distance communications (domestic and international) stabilized in 2002 at its 2001 levels; France Telecom estimated that this was 64.3% in December 2002 compared to 64.6% in December 2001.

At the same time, the unbundling of the local loop implemented. At February 1, 2003, there were 10,440 unbundled lines including 9,027 partially unbundled lines and 1,413 fully unbundled lines. Partial unbundling allows third-party operators to market ADSL offerings.

Operating Indicators for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment

The following table sets forth the primary operating indicators for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment as of December 31, 2002 and 2001 on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	23,064	24,054	(4.1)%
Operating income before depreciation and amortization	7,199	7,757	(7.2)%
Operating income before depreciation and amortization / Revenues	31%	32%
Operating income	3,496	4,053	(13.7)%
CAPEX	2,243	3,107	(27.8)%
Operating income before depreciation and amortization – CAPEX	4,956	4,650	6.6%
Average number of employees (full-time equivalent)	131,311	136,335	(3.7)%

The changes in the scope of consolidation that occurred between 2001 and 2002 included:

■	the transfer of Wanadoo Services Pro from the “Wanadoo” segment to the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment on January 1, 2002;

■	the consolidation of Internet Telecom on January 1, 2002; and

■	the consolidation of CNTP (Compagnie Nouvelle de Traitement des Paiements) by the equity method as of July 1, 2001, and the impact of the sale of real estate on the segment.

Revenues

On a historical basis, the revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased by 4.1%.

This decrease partly reflected the following factors:

■	Since January 1, 2002, France Telecom’s market share for local traffic has been marked by the impact of the automatic transfer to competitors of the local traffic of customers who have preselected their operators. However, that decrease was much more favorable in the second half of the year: the market share of France Telecom for local traffic was 80.9% in December 2002, compared to 82.7% in June 2002 and 96.8% at the end of December 2001.

Revenues from domestic and long distance calling were also affected by the decline in the overall fixed line domestic calling market in France. France Telecom estimated the reduction in the overall volume of both local and long distance traffic to be 8% for 2002, compared to 5% for 2001; this impact translated into approximately 40% of the reduction in domestic calling revenues posted in 2002.

In turn, revenues from calls to wireless users was affected in 2002 by tariff reductions of approximately 15% for calls as of April 30, 2002, which more than offset the annual increase of 7.4% in the volume of calls. Lastly, revenues from international outgoing traffic fell by 1.4% in 2002, due to the impact of a 10% tariff reduction made in July 2001, which more than offset the 2.7% increase in the volume of traffic.

In addition, the impact of the 13.7% decrease in traffic volume of payphones and calling cards, related to the growth in wireless telephony services, was partially offset by the 6.4% increase in revenues per minute, resulting, in particular regarding payphones, from the increased share of calls to wireless telephones and international calls, which are more lucrative, while France Telecom’s share of local calls steadily decreased.

With regard to operator services, national interconnection was marked in 2002 by the growth of (i) direct connection of third-party operator networks to the subscriber switch and (ii) flat-rate interconnection of Internet access traffic, billed depending on the number of interconnected circuits, regardless of the length of calls switching from one network to another.

■	Similarly, revenues from international operator services decreased 18.0% compared to the previous year, following a decrease of 0.5% in 2001. Revenues from incoming international traffic, which represented two-thirds of the revenues from services to international operators, decreased 16.3% due to a decrease of 14.3% in the average price of fees for incoming calls billed by France Telecom to international operators and a decrease of 2.3% in the volume of incoming calls. Revenues from transit services (leasing of circuits and re-routing of calls) decreased 21.1% in 2002 compared to a decrease of 1.9% the previous year.

■	The downward trend in Minitel revenues and revenues from low-speed Internet access (directly billed by France Telecom).

The impact of those unfavorable developments was partially offset by the following increases:

■	The very sharp increase in 2002 in revenues from ADSL Internet access (excluding billing by Wanadoo) due to the rapid growth in ADSL connections. The number of ADSL accesses for consumers in France (including Wanadoo ADSL access) more than tripled, amounting to 1,359,000 at December 31, 2002 compared to 408,000 one year earlier, with an increase in this growth in the fourth quarter, thereby exceeding the goal of 1.3 million ADSL accesses activated at the end of the year.

■	Revenues from business services continued to grow steadily in 2002. This growth was due to the rapid expansion of data network solutions that incorporate management and supervision services of the networks of business customers.

Revenues from the TDF Group, which represented nearly two-thirds of total revenues from “Broadcasting and audiovisual transmission” in 2002, increased by 3.9% compared to the previous year. This increase was mainly due, in France, to (i) the growth in telecommunications site maintenance and engineering services, with the introduction of wireless operator relays on TDF’s infrastructure and (ii) the 7.8% increase in activities outside France and the strong performance of the video services studios business.

France Telecom withdrew from TDF on December 13, 2002.

The 4.1% increase in revenues from cable television in 2002 resulted from the growth of the FT Cable group, a direct subscriber services provider, which experienced an increase in revenues of 8.3% resulting from (i) the migration of analog subscriptions to more profitable digital packages and (ii) a 3.7% increase in the number of subscribers, which rose to 854,000 at December 31, 2002, from 824,000 a year earlier. This increase was partially offset by the decrease in revenues from infrastructure operator activities, due to the sale of networks to Noos (previously Lyonnaise Cable) completed at the end of May 2002.

Operating Income Before Depreciation and Amortization

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased by 7.2%. Expenses of the segment reflected the sale of real estate, which translated into a significant increase in rental charges from 2001 to 2002.

Aside from this impact, the overall level of expenses of the segment was stable from 2001 to 2002, which resulted from the following factors:

■	the reduction in payments for mobile call termination fees and international payments;

■	the decrease in external purchases, excluding payments to operators, in particular relating to external consumption and client provisions. This reduction was partially offset by the impact of the exceptional factors recorded at December 31, 2001, especially the capital gain realized on the sale of tangible assets when the cable networks were sold to Noos. Personnel costs were on the whole stable; and

■	the increase in intra-Group expenses, excluding payments to operators, in particular the purchases of mobile handsets and Mobicarte recharges with Orange, and commercial relationships between Transpac and Equant.

Operating expenses reflected productivity gains realized for network activities.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets by the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased 27.8% from December 31, 2001 to December 31, 2002.

Network investments, which accounted for more than half of the investments in tangible and intangible assets of the segment, decreased overall. Due to the rationalization and optimization of the networks, the main investments were down, except for ADSL. The most significant changes concerned:

■	the local loop, for which capital spending decreased considerably in 2002. This reduction was due to the effects of rebuilding the network during the first half of 2001 following the storm in December 1999;

■	capital expenditures connected with the switched telephone network, other specialized networks, and resources shared by these networks, which decreased significantly due to the effects of lower prices for equipment and the streamlining of investments by targeting high-speed (ADSL) infrastructures and the renovation of radio links;

■	investments in other Internet equipment were down due to the refocusing of spending on high-speed equipment, and lower prices for equipment for high-speed access services; and

■	the increase in investments in ADSL between 2001 and 2002 due to the goal of covering 80% of the population by 2003 and by increased growth in the customer base in 2002 compared to 2001, despite a drop in equipment prices.

The other tangible and intangible investment items (data processing, real estate, handsets, pay phones and intangible investments), for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment were stable. This stability reflected the decreased spending on data processing and real estate. Conversely, non-network tangible investments showed increased spending on handsets for the purpose of updating the range of handsets leased to encourage use of new services.

Operating Income Before Depreciation and Amortization Less CAPEX

Operating income before depreciation less CAPEX for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 6.6% from 2001 to 2002. This increase reflected the sharp reduction in investments in tangible and intangible assets, which was partially offset by the reduction in operating income before depreciation and amortization.

5.3.2.4 EQUANT SEGMENT

The Equant segment combines the activities of global data transmission services to businesses. Following the purchase of Global One (at the beginning of 2000), France Telecom finalized the purchase of Equant (June 2001), then immediately merged those two companies, resulting in the creation of the world leader in IP and data services for businesses. At December 31, 2002, France Telecom owned 54.2% of the new Equant entity.

Operating Indicators for the Equant Segment

The following table sets forth the main operating indicators for the “Equant” segment at December 31, 2002 and 2001, on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	3,156	2,392	31.9%
Operating income before depreciation and amortization	200	(177)	ns
Operating income before depreciation and amortization / Revenues	6%	(7)%
Operating income	(321)	(501)	35.9%
CAPEX	392	436	(10.1)%
Operating income before depreciation and amortization – CAPEX	(192)	(613)	68.7%
Average number of employees (full-time equivalent)	11,928	9,996	19.3%

Equant has been fully integrated into its new scope of consolidation, including Global One in its entirety, since July 1, 2001.

Revenues

Equant’s revenues increased 31.9% between 2001 and 2002, amounting to €3,156 million in 2002, compared to €2,392 million in 2001. This sharp increase reflected the full consolidation of Equant, as of July 1, 2001.

Excluding the impact of consolidation, Equant’s revenues decreased in 2002 compared to 2001, in a depressed economic environment. Network services continued to grow and, at the end of 2002, accounted for nearly 53% of total gross revenues. However, revenues were down due to the drop in sales in the integration services market and, to a lesser extent, the decline in gross revenues from SITA.

Operating Income Before Depreciation and Amortization

Conversely, Equant’s operating income before depreciation and amortization for 2002 showed significant improvement, increasing from negative €177 million at December 31, 2001 to €200 million at December 31, 2002. Aside from the impact of the twelve-month consolidation of Equant, this improvement was due to effective cost controls and the continuation of the initial effects of the synergies involved in the merger with Global One which resulted in an improvement in the network’s cost structure and a streamlining of all functions.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets decreased by 10.1%.

Excluding the impact of consolidation between the two years: twelve months in 2002, compared to six months in 2001, this decrease was the direct result of synergies connected with the merger, and the current slowdown of the market, which resulted in a reduction in tangible and intangible investments made with clients and control of investment costs. Expenses were primarily for adaptation of the network, as well as development of back-office and sales management systems.

Operating Income Before Depreciation and Amortization Less CAPEX

Better control of capital expenditures and an improvement in operating income before depreciation and amortization enabled Equant to improve its level of operating income before depreciation and amortization less CAPEX in 2002 compared to the end of 2001, increasing from negative €613 million in 2001, to negative €192 million in 2002.

5.3.2.5 TP GROUP SEGMENT

The “TP Group” segment has included the activities of TP S.A., the historical Polish operator and its subsidiaries, including, notably, PTK Centertel for wireless activities, since April 1, 2002. The consortium formed by France Telecom and Kulczyk Holding owns 47.5% of TP S.A., of which France Telecom holds 33.93%.

The following table sets forth the main operating indicators of the “TP Group” segment on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	3,471	–	–
Operating income before depreciation and amortization	1,453	–	–
Operating income before depreciation and amortization / Revenues	42%	–	–
Operating income	653	–	–
CAPEX	1,045	–	–
Operating income before depreciation and amortization – CAPEX	408	–	–
Average number of employees (full-time equivalent)	45,222	–	–

TP Group has been fully consolidated since April 1, 2002. Consequently, the figures presented above for 2002 correspond to nine months of activity. Furthermore, the average number of employees is adjusted by the number of months during which the TP Group was fully consolidated over the total number of months in the period.

Revenues

Revenues for TP Group were €3,471 million in 2002. Revenues from fixed line services accounted for approximately 80% of revenues for TP Group. The wireless services of the subsidiary PTK Centertel experienced rapid growth. Its market share was 32.1% in 2002, compared to 27.8% in 2001. In addition to the very rapid growth in mobile telephony, TP Group benefited from the strong growth of the Internet market.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization was €1,453 million at December 31, 2002.

To improve its operating profitability, a program to reduce operating expenses before depreciation and amortization was implemented within TP Group relating to expenses connected to consumption and services, and particularly with respect to purchases of hardware and energy.

In addition, TP Group implemented a restructuring plan, which led to a reduction in personnel costs.

Investments in Tangible and Intangible Assets

The expenses connected with investments in tangible and intangible assets amounted to €1,045 million. An optimization program was initiated in 2001.

Operating Income Before Depreciation and Amortization Less CAPEX

Operating income before depreciation and amortization less CAPEX amounted to €408 million at the end of 2002.

5.3.2.6 OTHER INTERNATIONAL SEGMENT

The “Other International” segment covers the activities conducted outside of France as an operator of fixed line telephony and data transmission, television broadcast and cable television and wireless activities not contributed to Orange (Voxtel in Moldavia and FTM Lebanon):

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	2,427	4,495	(46.0)%
Operating income before depreciation and amortization	784	1,487	(47.3)%
Operating income before depreciation and amortization / Revenues	32%	33%
Operating income	278	445	(37.6)%
CAPEX	396	1,081	(63.4)%
Investments in UMTS/GSM licenses	46	–	–
Operating income before depreciation and amortization – CAPEX	388	406	(4.4)%
Average number of employees (full-time equivalent)	14,047	23,295	(39.7)%

The main effects of changes in the scope of consolidation that occurred between 2001 and 2002 were:

■	the consolidation of Telecom Argentina by the equity method as of 21 December 2001;

■	the impact of the transfer of ownership of the FTM Lebanon network to the Lebanese government as of August 31, 2002;

■	the ceasing of the activity of Tesam as of July 1, 2001; and

■	the transfer on July 1, 2002 of wireless activities in Egypt (Mobinil / ECMS) from the “Fixed line, voice and data services - Outside of France” segment to the “Orange” segment.

Revenues

On a historical basis, revenues from the “Other International” segment decreased 46% mainly due to primarily the following consolidation effects:

■	the consolidation of Telecom Argentina by the equity method;

■	the transfer of Egyptian mobile telephone activities (Mobinil / ECMS); and

■	the removal of FTM Lebanon as a result of the transfer of ownership of its network to the Lebanese government.

Aside from those consolidation effects, the revenues of the “Other International” segment reflected the increase in fixed line services of the Group, notably Uni2 in Spain, which continued the strong growth in their revenues.

Operating Income Before Depreciation and Amortization

The operating income before depreciation and amortization at December 31, 2002 of the “Other International” segment decreased significantly compared to December 31, 2001, a decrease of 47.3%. This decrease was due notably to the changes in scope of consolidation noted above.

Excluding those effects, operating income before depreciation and amortization of the “Other International” segment reflected the growth of profitability of other subsidiaries of the segment, particularly Uni2.

Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets excluding licenses decreased significantly for the “Other International” segment (63.4%) between December 31, 2001 and December 31, 2002. This decrease was due primarily to the equity-method consolidation of Telecom Argentina and the transfer of Mobinil / ECMS to the “Orange” segment.

Aside from those effects, investments in tangible and intangible assets decreased notably due to reductions in expenditures made by other subsidiaries, such as Uni2 and Casema.

Intangible investments of the “Other International” segment included the acquisition of a GSM license in Mali (Ikatel) for an amount of €46 million.

Operating Income Before Depreciation and Amortization Less CAPEX

Operating income before depreciation and amortization less CAPEX of the “Other International” segment declined by 4.9% from 2001 to 2002, decreasing from €406 million in 2001 to €386 million in 2002, due to the drop in operating income before depreciation and amortization, which was partially offset by the reduction in investments in tangible and intangible assets.

5. 3.3 FROM OPERATING INCOME TO NET INCOME

The following table sets forth figures relating to operating income through net income for the year ended December 31, 2002. Exceptional provisions and amortization concerned MobilCom, Equant, NTL, Wind, Orange Communications S.A., the Kulczyk put, the Orange restructuring costs, the effects of the political and economic situation in the Ivory Coast, JTC (Jordan) and deferred taxes.

(€ millions)	Year ended December 31,
	2002 historical	2001 historical
Operating income	6,808	5,200
Interest expenses net (excluding TDIRA)	(4,041)	(3,847)
Foreign exchange gains/(losses), net	136	(337)
Discounting of early retirement plan	(216)	(229)
Current income from integrated companies	2,687	787
Other non-operating income/(expense), net	(12,849)	(5,904)
Income taxes	(2,499)	2,932
Employee profit sharing	(148)	(131)
Net income/(loss) from integrated companies	(12,809)	(2,316)
Equity in net income of affiliates	(367)	(890)
Goodwill amortization	(2,352)	(2,531)
Exceptional goodwill amortization	(5,378)	(3,257)
Net income/(loss) of the consolidated group	(20,906)	(8,994)
Minority interests	170	714
Net income/(loss)	(20,736)	(8,280)

5.3.3.1 INTEREST EXPENSES, NET AND FOREIGN EXCHANGE GAIN/(LOSS), NET

Interest expenses, net totalled €4,041 million in 2002 compared to €3,847 million one year earlier, an increase of €194 million. The increase in interest expenses was partly due to an increase in average net financial debt outstanding and also due to an increase in margins at issue, including an activation of the step-up of the bonds and deterioration in the conditions of the borrowing under the €15 billion line of credit following the downgrading of France Telecom’s rating.

Interest expense, net will be affected in the future by the issue of €6.1 billion in perpetual bonds redeemable for France Telecom shares (TDIRA) bearing compounded interest of 7% (reduced to 5.75% in August 2003, see “–5.2.3.1 Interest Expenses, Net and Foreign Exchange Gain/(Loss), Net).

Foreign exchange gain (loss), net in 2002 amounted to a gain of €136 million (compared to a loss of €337 million at December 31, 2001). This gain was mainly due to the foreign exchange position of the dollar.

France Telecom’s net financial debt was €68,019 million at December 31, 2002 compared to €63,423 million at December 31, 2001. It included €11,192 million in convertible or exchangeable bonds (€10,750 million at December 31, 2001).

The average maturity of the net financial debt decreased in 2002, from 4.6 years at December 31, 2001 to approximately 4 years at December 31, 2002. This reduction in average maturity was due to the small amount of bonds issued in 2002 (€3.5 billion). The rise in the weighted annual average cost of France Telecom’s net financial debt from 5.82% to 5.90% between December 31, 2001 and December 31, 2002 was due to the application of step ups to a significant share of the debt (€24.6 billion) and to the increase in margins at issue requested by bond investors. However, the rise in the average cost of the debt was limited to 8 basis points, partly due to the drop in short-term interest rates (the EURIBOR three-month fell from 4.26% in 2001 to 3.32% in 2002) and also due to the fact that the step-ups had an impact spread out over time on certain bonds (the coupon increase is not prorated, but made after the payment of the current coupon).

The spot weighted average interest rate of the long-term financial debt including bank loans and exchangeable or convertible bonds, representing the average nominal interest rate of long-term debt on a given date, increased from 5.29 % at December 31, 2001 to 6.07% at December 31, 2002.

The drop in interest rates led France Telecom to increase its share of fixed-rate debt, after swaps, from 66% at December 31, 2001 to 72% at December 31, 2002.

France Telecom’s policy is not to engage in speculative derivative transactions. Since most derivatives are entered into to hedge against business exposures and activity-related uncertainties, market risk connected with these instruments is largely offset by the risks created by the hedged items.

For information regarding risks related to interest rates, see “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – France Telecom’s business may be affected by fluctuations in the financial markets, including changes in interest rates”.

5.3.3.2 CURRENT INCOME FROM INTEGRATED COMPANIES

Current income from integrated companies was €2,687 million at December 31, 2002, compared to €787 million at December 31, 2001.

5.3.3.3 OTHER NON-OPERATING INCOME/(EXPENSE)

At December 31, 2002, other non-operating income/(expense) amounted to an expense of €12,849 million, compared to an expense of €5,904 million at December 31, 2001. This item includes capital gains or losses from sales of assets, income from dilution, other provision movements, costs of the sale of receivables and dividends and exceptional provisions.

Disposal Gains and Losses

At December 31, 2002, the principal divestitures included the capital gains realized on the sale of TDF for €486 million, the capital gains recorded for the sale of Panafon for €274 million, the capital gains made on the sale of the Group’s stake in Télévision Par Satellite (TPS) for €177 million, the capital gains made on the partial sale of Pramindo Ikat for €27 million, as well as the loss of €41 million on the July 2002 settlement of the off-balance sheet commitment on CCIC securities. Furthermore, income from dilution profit recorded for eresMas (rebranded Wanadoo Espana as of January 1, 2003, following merger) at Wanadoo totaled €35 million.

At December 31, 2001, sales of assets reflected capital gains of €1,068 million for the sale of the first part of the Group’s holding in STMicroelectronics, €401 million for Sema Group plc and €181 million for Sprint Fon, net of exchange adjustments. The sale of a first portion of the Group’s real estate assets resulted in capital gains of €705 million, net of costs. In addition, other non-operating income and expenses at December 31, 2001 included dilution income totaling €1,086 million, following Wanadoo’s acquisition of Freeserve included in the United Kingdom and QDQ Media in Spain. It also included dilution income due to the contribution of Infostrada to Wind for €934 million, and a profit of €482 million following the final valuation of Global One in connection with the merger of Global One and Equant.

Provisions and Reversals of Provision Movements

Excluding capital gains, other non-operating income/(expense) included provisions for certain foreign holdings. It related to reassessment of the useful value of these companies in connection with the strategic review in progress at December 31, 2002 and included:

-	Uni2 for €192 million;

-	Dutchtone for €212 million (€183 million for the Group share);

-	Connect Austria for €132 million (€114 million for the Group share);

-	Optimus for €30 million (€26 million for the Group share);

-	Telinvest securities for €61 million;

-	Globecast securities for €45 million; and

-	Novis and Clix securities for €45 million.

Furthermore, a provision for €285 million for NTL and MSCP current accounts relating to the Noos transaction and a provision for €52 million for the expected loss relating to the sale of Casema securities were recorded. Sprint securities were depreciated by €39 million and a provision for Intelig was recorded in Brazil in the amount of €145 million.

At December 31, 2001, other provision movements included a net write-back of €396 million of the reserve that had been made at December 31, 2000 for the Global One / Equant deal, a provision of €134 million for TESAM, and provisions relating to the realizable value of certain non-strategic foreign subsidiaries, including €141 million for Intelig.

Other

Lastly, other non-operating income and expenses at the end of December 2002 included costs related to debt and carry-back securitization operations for €62 million, costs for France Telecom S.A. securities in the amount of €60 million, and the costs of consolidation of Equant for €48 million. Furthermore, an additional cost for the distribution of free shares of Deutsche Telekom (price adjustment connected to the agreement for sale of Deutsche Telekom securities held by France Telecom) resulted in a provision for €58 million.

Exceptional Provisions

Other non-operating income and expenses, at December 31, 2002, also included exceptional provisions for €11,963 million, including:

-	€7,290 million for MobilCom (including a risk provision amounting to €7 billion to cover the risks related to the financing of the development of MobilCom’s UMTS activities, and an overall depreciation of payments made during the first half of 2002 of €290 million);

-	€1,641 million for an additional provision for NTL;

-	€1,627 million for Wind (€1,404 million for the net Group share);

-	€571 million for the commitment to buy back TP S.A. shares from Kulczyk Holding;

-	€490 million (€423 million for the net Group share) for restructuring costs within Orange; including €252 million related to the withdrawal from Sweden that was announced in December 2002; and

-	€343 million (€244 million for the net Group share) for the depreciation of assets in the Ivory Coast (CI Telcom and Orange Ivory Coast).

At December 31, 2001, exceptional provisions amounted to €9,380 million, including (i) €5,910 million in provisions for depreciation of NTL ordinary shares, preferred shares, convertible bonds and miscellaneous expenses; (ii) €2,077 million as a provision for risks and expenses relating to Equant CVRs and (iii) €1,393 million (€1,260 million for the net Group share) for the depreciation of MobilCom securities consolidated by the equity method.

5.3.3.4 INCOME TAX

France Telecom S.A. files a consolidated tax return for its French subsidiaries that are at least 95% owned.

Following the public offering and listing of Orange in February 2001, Orange S.A. and its French subsidiaries formed their own consolidated tax group as of 2002.

Following the public offering and listing of Wanadoo in July 2000, Wanadoo and its French subsidiaries formed their own consolidated tax group as of 2001.

The breakdown of the tax according to the tax consolidation groups and for the other subsidiaries is shown below:

(€ millions)	Year ended December 31,

	2002 historical	2001 historical

France Telecom S.A. tax group	(1,588)	3,862
Orange S.A. tax group	(531)	(593)
Wanadoo S.A. tax group	68	(26)
Other subsidiaries in France and outside France	(448)	(311)

Total income taxes	(2,499)	2,932

The year’s corporate income taxes are based on the application of the forecasted year-end effective tax rate on the result before tax at December 31, 2002. In France, deferred taxes are based on determined tax rates, i.e., 35.43% for 2002 and thereafter.

The decrease in the market price of the France Telecom S.A. shares in 2002 led to the recording of tax-deductible provisions in the financial statements, and the NTL and MobilCom risks led to a significant increase in the losses carried forward within the France Telecom S.A. consolidated tax group. This extended the forecasted recovery date of the deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

In this context, the application of the prudence concept, which, in accounting, prevails regarding the recognition of deferred tax assets, led to a provision (for the France Telecom S.A. consolidated tax group) for the deferred tax assets generated during 2002 (€891 million) and a provision of €1,800 million for the amount of taxes deferred at December 31, 2001. The net deferred tax charge of the France Telecom S.A. consolidated tax group amounted to €1,602 million after taking into account the tax released to the 2002 dividends (€198 million recorded in reserves). The ability to do a reversal subsequently is essentially dependent on the evaluation of the completion of the TOP Program and the completion of the capital increase.

France Telecom considered on the best of its budgets, business plans and financing plans reflecting the financial situation as of December 31, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom S.A. and the companies in its consolidated tax group would be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilities to carry forward indefinitely certain tax losses relating from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In 2001, France Telecom S.A. and its consolidated tax group showed a significant tax loss, resulting primarily from the effect of the listing of Orange S.A. and the sale of France Telecom shares to SITA in connection with the acquisition of Equant. That tax loss has generated carry-back receivables of €1,630 million and a loss that can be carried forward of €2,231 million.

In December 2001, France Telecom sold to a financial institution the carry-back receivables held on the French State, including €1,111 million in exchange for bills that were cashed under fiscal year 2002.

The breakdown of the tax on the France Telecom S.A. consolidated tax group is as follows:

(€ millions)	Year ended December 31,

	2002 historical	2001 historical

Carry-back	0	1,630
Other current taxes	14	(26)
Deferred taxes for the year	1,089	3,007
Provision for depreciation and restatement of deferred taxes	(2,691)	(750)
Effective tax of France Telecom S.A. consolidated tax group	(1,588)	3,862

France Telecom S.A. and its main French subsidiaries have been subject to a tax audit for the years 1998 and 1999. The tax audit is partly completed and the possible reassessments relate mainly to timing differences in taxable amounts. The impacted subsidiaries have communicated their comments to the authorities. At December 31, 2002, France Telecom S.A. is waiting for a final decision from the tax authorities.

5.3.3.5 EMPLOYEE PROFIT-SHARING

Pursuant to the French law of July 26, 1996 and French labor regulations, France Telecom has been subject to employee profit-sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned directly or indirectly at more than 50%.

The charge calculated according to the terms and conditions of the agreement in effect amounted to €148 million at December 31, 2002, compared to €131 million at December 31, 2001.

5.3.3.6 NET INCOME/(LOSS) FROM INTEGRATED COMPANIES

Net loss from integrated companies amounted to €12,809 million for the period ended December 31, 2002, compared to a loss of €2,316 million for the period ended December 31, 2001.

5.3.3.7 EQUITY IN NET INCOME/(LOSS) OF AFFILIATES

As of December 31, 2002, the share in Equity in net income/(loss) of affiliates amounted to a loss of €367 million, compared to a loss of €890 million one year previously.

In comparison with the equity in net income/(loss) of affiliates as of December 31, 2001, there was an improvement of €523 million which reflected primarily the following developments:

■ developments that had a positive impact on earnings:

-	the equivalency value of MobilCom, which was reduced to zero as of December 31, 2001; consequently, no share in earnings has been shown since January 1, 2002, compared to a loss of €178 million recorded for the year 2001;

-	the equivalency value of Telecom Argentina, which was reduced to zero as of December 21, 2001, after total depreciation of the company’s value; consequently, no share in earnings has been shown since January 1, 2002, compared to a loss of €178 million recorded for the year 2001;

-	the share income recorded for Eutelsat, which was consolidated by the equity method as of January 1, 2002, i.e., a positive impact of €70 million;

-	the discontinuance of consolidation of Technocom effective January 1, 2002, compared to a loss of €31 million recorded as of December 31, 2001;

-	the sale of TPS to TF1 on May 6, 2002 representing a positive impact on the earnings of companies consolidated by the equity method, in the amount of €25 million.

■ conversely, the equity in net income/(loss) of affiliates shows:

-	the significant reduction in the share in earnings of TP Group (TP S.A. and PTK Centertel in Poland) which was fully consolidated as of April 1, 2002 while it has been consolidated by the equity method since October 1, 2000, i.e., a negative impact of €45 million;

-	the share in negative earnings of TA Orange (formerly BITCO), which can be explained by the increase in costs due to the commercial launch during the first half of 2002, i.e. , a negative impact of €22 million.

5.3.3.8 GOODWILL AMORTIZATION

The amount of the provisions for goodwill amortization as of December 31, 2002 was €2,352 million, compared to €2,531 million as of December 31, 2001. Making major long-term investments in connection with the international expansion of the Group, especially in 2000, generated a large volume of goodwill. Amortization, over a 20-year period, of that goodwill in 2002 concerned primarily Orange, including Orange PCS for €1,133 million, Orange Communications S.A. in Switzerland for €129 million, Wind for €47 million and BITCO in Thailand for €17 million. The figure for Equant was €511 million, TP Group €130 million and Freeserve €97 million.

In connection with preparing the financial statements for the year 2002, the current value of goodwill, defined as the highest value between the realizable value and the value in use, underwent an annual evaluation. The degree of analysis with which France Telecom assesses the recoverable value of goodwill relating to its principal sub-groups is as follows:

-	the recoverable value of Orange is assessed at the level of the segment, resulting from the regrouping of the acquired wireless activities of Orange plc and those previously held by France Telecom;

-	the recoverable value of Equant is assessed at the level of its sub-group, in which the previously held activities of Global One have been integrated;

-	the value of Wanadoo is assessed at the level of each of its two activities: the Internet activities (present specifically in France, England and Spain) and the directories activities (present specifically in France and Spain);

-	the recoverable value of TP Group is assessed at the level of its sub-group.

France Telecom believes that this level of analysis reflects:

-	the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing);

-	the sharing by these entities of common resources (tools, R&D, management, financing); and

-	the strategic premiums accepted by France Telecom to acquire activities in order to regroup them with those held previously within coherent sub-groups benefiting from increased development potential.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using the economic assumptions and forecast operating conditions used by the management of France Telecom as follows:

-	the cash flows are those of business plans resulting from the strategic planning process, and extended over an appropriate time frame of five to ten years;

-	beyond that time frame, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;

-	the discounting of these flows is performed using rates appropriate to the nature of these activities.

Within the context of the examination of the current value of goodwill, done at the 2002 closing,

-	the business plans used reflect an appreciation in the moderated growth assumptions compared to 2001; and

-	the perpetual growth rate and discount rate were reviewed together with a spread, “discount rate less perpetual growth rate”, which increased compared to 2001 to reflect the changes in the economic conditions in the last six months of 2002 and a downward reassessment of the long-term growth hypothesis, with the special exception of Wanadoo directories due to the development of its on line activities:

		Year ended December 31,
		2002			2001
	Time frame of business plan	Discount rate	Perpetual growth rate	Spread	Discount rate	Perpetual growth rate	Spread

Orange	10 years	9%	3%	6%	9%	3.5%	5.5%
Equant	5 years	10.5%	3%	7.5%	9.5%	4%	5.5%
Wanadoo – Internet	10 years	12.5%	4.5%	8%	10%	5%	5%
Wanadoo – Directories	10 years	9%	3.5%	5.5%	8%	3%	5%
TP Group	10 years (wireless) 5 years (fixed)	10.5%	3%	7.5%	n/a (1)	n/a (1)	n/a (1)

(1)	Take-over and full consolidation of TP S.A. in April 2002.

Realized cash flows resulting from the revision of business plans and the perpetual growth rate or discount rates remained higher than the consolidated accounting values of the sub-groups’ activities with the exception of Equant for which a depreciation was recorded.

At December 31, 2002, the excess of estimated value in use over carrying value and the sensitivity of value in use to a one point change in one point of the perpetual growth rate or discount respectively is as follows (France Telecom group share):

	Excess of value in use over carrying value		Impact of a one point decrease/increase in the
(€ billions)			Perpetual growth rate		Discount rate

Orange	12.4		7.1/	(5.0)	(8.2	)/11.4
Equant	0	(1)	0.2/	(0.1)	(0.2	)/0.2
Wanadoo – Internet	5		0.5/	(0.4)	(0.7	)/0.9
Wanadoo – Directories	3.3		0.5/	(0.3)	(0.5	)/0.8
TP Group	0.3		0.6/	(0.5)	(0.7	)/0.9

(1)	After depreciation.

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million and related to:

■	Equant for an amount of €4,375 million (a net impact of €4,300 million on France Telecom’s share), bringing its book value at closing rate to €1,570 million.

■	Orange Communications S.A. (in Switzerland) in the amount of €872 million, bringing its book value to €2,321 million, following the revision of its business plan and taking into account the goodwill in the Consolidated Financial Statements of France Telecom which reflected a 100% valuation of Orange Communications S.A. on the basis of the buy-back of 42.5% of E.On’s holdings in November 2000.

■	JTC (in Jordan) for an amount of €131 million (€115 million on France Telecom’s share), bringing its book value at closing to €309 million.

5.3.3.9 NET INCOME/(LOSS) OF THE CONSOLIDATED GROUP

The net loss of the consolidated group was €20,906 million at December 31, 2002, compared to a loss of €8,994 million at December 31, 2001.

5.3.3.10 NET INCOME

Taking into consideration minority interests, which amounted to an expense of €170 million as of December 31, 2002, compared to an expense of €714 million one year previously, consolidated net loss was €20,736 million in 2002, compared to a loss of €8,280 million in 2001.

5.4. FINANCIAL DEBT, CAPITAL RESOURCES AND LIQUIDITY

This section is divided into two main parts: (i) a discussion of the Group’s financial debt and capital resources, including bonds, credit lines and cash and (ii) an analysis of liquidity, discussing net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities.

For information regarding risks related to France Telecom’s indebtedness, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom may not be able to reduce its debt. If it is unable to reduce its indebtedness, France Telecom’s cash flow may be insufficient to meet its financing needs and its ability to invest in the development of its business may be reduced”.

In addition, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – 11.1 Exposure to Market Risks and Financial Instruments” for a discussion of certain risks affecting France Telecom’s debt portfolio, including interest rate risk, foreign currency risk, liquidity risk and management of covenants.

5.4.1 FINANCIAL DEBT AND CAPITAL RESOURCES

In 2003, France Telecom accessed the bond market and issued €6.4 billion in long-term debt. At December 31, 2003, France Telecom recorded gross borrowings of €49.4 billion, including €47.8 billion in long- and medium-term debt and €1.6 billion in short-term debt. Cash and cash equivalents and marketable securities amounted to €5.2 billion in 2003, resulting in an amount of financial debt net of available cash of €44.2 billion, compared to €68.0 billion at December 31, 2002.

The amount by which debt was reduced, as compared to December 31, 2002, thus equaled €23.8 billion, driven principally by the €14.9 billion capital increase carried out in the first half of 2003, €6.4 billion in free cash flow excluding asset disposals generated over the course of the year (see “– 5.4.2 Liquidity”), €3.0 billion in proceeds from asset disposals and €1.5 billion resulting from the favorable effects of changes in exchange rates on debt in foreign currency.

The ratio of net financial debt to shareholders’ equity amounted to 3.67 at December 31, 2003.

5.4.1.1 SCHEDULE OF NET FINANCIAL DEBT

The following table provides a breakdown by category and year of maturity of gross borrowings and net financial debt, excluding accrued interest and after taking into consideration the impact of currency swaps.

(€ millions)	Year ended December 31,
	2004	2005	2006	2007	2008	2009 and beyond	2003	2002	2001

							(on a historical basis)
Long-term and medium-term borrowings	9,057	8,415	4,192	2,834	5,282	18,041	47,821	60,393	56,139

Bonds	8,129	7,763	3,761	2,377	4,980	17,475	44,485	53,286	49,001
Capital leases	46	24	23	60	21	181	355	420	73
Other long-term borrowings(1)	882	628	408	397	281	385	2,981	6,687	7,065
Other short-term debt	1,570	0	0	0	0	0	1,570	10,490	11,365

Bank loans(2)	197						197	8,024	7,619
Accrued interest on perpetual bonds redeemable for shares (TDIRA)	253						253	–	–
Treasury bills	2						2	1,058	2,369
Overdrafts	973						973	1,273	995
Other short-term borrowings	145						145	135	382

Total gross borrowings	10,627	8,415	4,192	2,834	5,282	18,041	49,391	70,883	67,504

Total cash and cash equivalents and marketable securities	5,224	0	0	0	0	0	5,224	2,864	4,081

Marketable securities	1,874						1,874	45	1,138
Cash and cash equivalents	3,350						3,350	2,819	2,943

Net financial debt	5,403	8,415	4,192	2,834	5,282	18,041	44,167	68,019	63,423

(1)	Primarily including bank loans that were long-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries.

(2)	At December 31, 2002, including €7,658 million in draw downs on France Telecom S.A.’s long-term multicurrency syndicated credit lines. The €5 billion Tranche A, maturing in 2003, was replaced by a new 3-year syndicated credit line of the same amount on February 6, 2003. The Tranche B of €10 billion matures in 2005.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark to market impact of all off-balance sheet operations with these banks. Pursuant to these agreements, the two parties (France Telecom on one side and the banks on the other) complete an evaluation each month of their off-balance sheet commitments. France Telecom may be obligated to make a collateral cash deposit based on the evaluation of its off-balance sheet position. In particular, France Telecom issued debt instruments in dollars in March 2001 and debt instruments in yen in July 2001. These debt instruments were generally hedged against exchange risks with the help of derivative instruments. The market value of these derivatives is currently negative, taking into account the sharp drop of the dollar and the yen relative to the euro (from 0.915 in March 2001 to 1.263 at the end of December 2003, for the dollar). In this manner, in 2003, the sustained fall of the dollar and the yen led to cash collateral payments by France Telecom. These payments are a function of trends in currency exchange and are not subject to particular limits in terms of amount. The amounts paid for cash collateral amounted to €910 million in 2003 (€359 million in 2002). These amounts are included under “Other long-term assets” (see Note 28.3.2 of the Notes to the Consolidated Financial Statements).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Notes 28 and 31 of the Notes to the Consolidated Financial Statements).

The table below presents net financial debt by maturity.

(€ millions)	Long- term debt of FT S.A. (1)	Long-term debt of subsidiaries	Short- term debt of FT S.A.	Short- term debt of subsidiaries	Total gross borrowings	Marketable securities of FT S.A.	Marketable securities of subsidiaries	Total net financial debt
2004	7,825	1,232	674	896	10,627	(3,068)	(2,156)	5,403
2005	7,887	528			8,415			8,415
2006	3,447	745			4,192			4,192
2007	2,182	652			2,834			2,834
2008	4,485	797			5,282			5,282
2009 and beyond	17,074	969			18,041			18,041

Total gross borrowings/Net financial debt	42,900	4,922	674	896	49,391	(3,068)	(2,156)	44,167

(1)	including convertible, exchangeable or redeemable bonds and capital leases.

The average maturity of net financial debt increased from 4 years at December 31, 2002 to approximately 6 years at December 31, 2003 (see “– 5.2.3.1 Interest Expenses, Net and Foreign Exchange Gain/(Loss), Net”).

5.4.1.2 NET FINANCIAL DEBT BY CURRENCY

The table below provides details of France Telecom’s net financial debt by currency at December 31, 2003, taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

Breakdown of net financial debt vis à vis third parties, by currency

(in euros at the closing exchange rate)
	FT S.A.	Orange	TP Group	Other	Total

EUR	36,656	220	319	173	37,368
USD	575	144	43	(262)	500
GBP	1,620	669	–	(9)	2,280
PLN	431	–	2,296	–	2,727
Other currencies	1,223	132	–	(63)	1,292

Total	40,505	1,165	2,658	(161)	44,167

5.4.1.3 BONDS

The table below provides an analysis of bonds by issuer:

(€ millions)	Year ended December 31,

	2003	2002 historical	2001 historical

France Telecom S.A. – bonds convertible, exchangeable or redeemable into shares	6,838	11,192	10,750
France Telecom S.A. – other bonds	35,072	38,351	36,985
Orange Group	512	1,140	1,164
TP Group	2,021	2,559	—
Other issuers	42	44	102

Total other bonds	37,647	42,094	38,251

Total bonds	44,485	53,286	49,001

In 2003, France Telecom accessed the bond market in order to reduce its short-term financing.

France Telecom issued an aggregate €6.38 billion in long-term bonds in January and February 2003:

■	a €1 billion issue maturing on September 28, 2007 with a 6% coupon

■	a €3.5 billion issue maturing on January 28, 2013 with a 7.25% coupon

■	a €1.5 billion issue maturing on January 28, 2003 with a 8.125% coupon

■	a £250 million (€384 million) issue maturing on December 20, 2017 with a 8% coupon (fungible with the pound sterling issue of December 2002)

In January 2004, France Telecom again accessed the bond market, in an amount of €2.48 billion:

■	€1 billion issue bearing interest at FRN to Euribor 3 months + 25 basis points, maturing on January 23, 2007

■	€750 million issue maturing on January 23, 2012 with a 4.625% coupon

■	£500 million (€726 million) issue maturing on January 23, 2034 with a 5.625% coupon

The bonds are described in further detail in Note 17 of the Notes to the Consolidated Financial Statements.

5.4.1.4 CREDIT LINES

On February 14, 2002, France Telecom entered into a €15 billion multi-currency syndicated line of credit to replace the line of credit negotiated in the context of the acquisition of Orange plc. Under the terms of this syndicated line of credit, France Telecom is obligated to maintain the financial ratios described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk – 11.1.4 Management of Covenants”. This credit line constitutes France Telecom’s principal line of credit (see Note 18 of the Notes to the Consolidated Financial Statements “Lines of Credit”).

The €5 billion tranche A of the €15 billion multi-currency syndicated credit line matured on February 14, 2003. A new €5 billion credit line maturing in 2006 was put in place. The covenants related to this credit line are described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk – 11.1.4 Management of Covenants”.

€5 billion of the unused €10 billion tranche B of the France Telecom S.A. multi-currency syndicated credit line was canceled on February 12, 2004. Bilateral 364 day renewable credit lines representing €1,800 million were set up (see Note 20.3 of the Notes to the Consolidated Financial Statements).

5.4.1.5 CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

(€ millions)	Year ended December 31,

	2003	2002 historical

Loans due within three months	334	392
Certificates of deposit	202	306
Other	455	300
Short-term investments with a maturity at origin of three months	991	998

Banks	2,359	1,821
Cash and cash equivalents	3,350	2,819

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	1,839	6
Other	35	39
Total marketable securities	1,874	45

Total cash and cash equivalents and marketable securities	5,224	2,864

Cash and cash equivalents of the Group are primarily held in the currencies of the countries where it operates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – 11.1.2 Foreign Currency Risk Management”. As a result, the cash and cash equivalents of the Group are primarily held in euros.

5.4.2 LIQUIDITY

The following table is a simplified presentation of the France Telecom Group’s consolidated statement of cash flows.

(€ millions)	Year ended December 31,

	2003	2002	2001

		historical	historical

Net cash provided by operating activities	11,322	11,839	7,076
Net cash used in investing activities	(3,737)	(11,514)	(10,824)
Net cash provided by/(used in) financing activities	(6,868)	(194)	4,726
Cash and cash equivalents and marketable securities at period-end	3,350	2,819	2,943

At the time the “FT Ambition 2005” plan was launched, France Telecom identified as one of the three components of the reinforcement of the Group’s financial structure the generation of over €15 billion in net cash provided by operating activities less net cash used in investing activities through the TOP Program. The following table shows the calculation of this indicator and provides a basis to analyze changes between 2002 and 2003.

Free cash flow excluding asset disposals is presented below as additional information for France Telecom’s investors. France Telecom believes that such information should be considered in addition to, and not as a substitute for, net cash provided by operating activities and net cash used in investing activities.

France Telecom considers free cash flow excluding asset disposals to be useful and relevant information for investors since it is the measure used by management to analyze France Telecom’s ability to generate net cash available for debt repayment in the context of the TOP Program. As described, our calculation of free cash flow excludes cash provided by asset disposals. Free cash flow excluding asset disposals, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies. See “– 5.9 Non-GAAP Financial Measures and Financial Glossary – Use of Non-GAAP Financial Measures”.

(€ millions)	Year ended December 31,

	2003	2002

		historical

Net cash provided by operating activities	11,322	11,839
Net cash used in investing activities	(3,737)	(11,514)
Free cash flow	7,585	325

Increase in short-term marketable securities linked to the capital increase(1)	1,833	0
Free cash flow, excluding the increase in short-term marketable securities	9,418	325

Proceeds from asset disposals	(3,046)	(1,436)
Free cash flow, excluding asset disposals and the increase in short-term marketable securities	6,372	(1,111)

(1)	Included in marketable securities as described in section 4.1.5 “Cash and cash equivalents and marketable securities.”

“Free cash flow” (net cash provided by operating activities less net cash used in investing activities) reached €7,585 million in 2003, as compared to €325 million in 2002.

Free cash flow was impacted, in an amount of €1,833 million, by the investment in short-term marketable securities of part of the proceeds of the €14.8 billion capital increase carried out in the first half of 2003.

Free cash flow excluding this increase in short-term marketable securities therefore amounted to €9,418 million in 2003.

Free cash flow in 2003 was also impacted by proceeds from asset disposals in an amount of €3,046 million, as compared to an impact of €1,436 million in 2002.

Excluding the increase in short-term marketable securities and proceeds from asset disposals, free cash flow amounted to €6,372 million for 2003, compared to negative €1,111 million for the year-earlier period. This strong increase reflected the dynamic operating improvements generated by TOP and a control of investments.

5.4.2.1 NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities reached €11,322 million in 2003, compared to €11,839 million in 2002 and €7,076 million in 2001.

This change was due:

■	in part to the increase in operating income before depreciation and amortization of 16%, as well as to the decrease in income tax paid,

■	and in part to the negative impact from the change in working capital requirements, which recorded a decrease of €1,242 million in 2003, compared to a decrease of €3,261 million in 2002, mainly due to the recording in 2002 of €1,111 million of gains from the sale of carry-back receivables realized in 2001 and to the net impact of sales of commercial receivables in the amount of €797 million in 2002.

Excluding this impact and other items not arising from current trade activities (i.e., other receivables and accrued expenses and other payables), the change in working capital requirements (trade) (which comprises the balance of the line items inventories, trade accounts receivable and trade accounts payable) had a positive effect on changes in net cash provided by operating activities. Working capital requirements recorded a decrease of €1,278 million in 2003, compared to a decrease of €992 million in 2002.

Sale of trade receivables

Programs for the sale of trade receivables are in place for France Telecom S.A. and for the Orange group.

These programs cover receivables existing at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, whose legal form depends on the law applicable in each country, obtain financing from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and subordinated units represent residual interests retained by the sellers in the receivables. These retained interests are intended to cover the risk of non-recovery of the sold receivables that have been removed from the balance sheet. These residual interests are recorded under “Other long-term assets.” The accounting treatment for sales of receivables is presented in Note 2 of the Notes to the Consolidated Financial Statements.

Sale of trade receivables by France Telecom S.A.

France Telecom S.A. has sold trade receivables without recourse to Fonds Commun de Créances (“FCC”). The receivables related to fixed line telephony contracts with business customers and consumers in mainland France. The contractual term of this securitization program for business customers runs through December 31, 2007 and the consumer securitization program should be renewed in 2004.

Early termination of this operation would result in a significant downgrading in the performance of the receivables portfolio and an assessment of France Telecom as equal to or inferior to BB-.

The cap on financing for this operation is €550 million concerning “business” trade receivables, and €800 million with respect to “consumer” trade receivables.

Sale of trade receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, under which the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under U.K. law.

These programs have a planned duration of five years, which can be reduced if the funding is stopped in advance.

The programs for the sale of receivables in France and the United Kingdom are subject to compliance with financial and operational clauses by Orange, which, in case of default, would result in accelerated amortization (the sales of receivables after this date are broken off). The terms of the financial clauses require that the following ratios be respected:

■	the ratio of consolidated debt to EBITDA at an annual rate(1) of the Orange group, must be equal to or less than 6.0 and the ratio of EBITDA to interest charges at an annual rate(1), must be equal to or greater than 3.0. Compliance with these ratios is verified on a quarterly basis.

■	Orange France S.A.’s ratio of net financial debt to EBITDA at an annual rate(1), must be equal to or less than 3.0 and the ratio of EBITDA to interest charges at an annual rate(1), must be equal to or greater than 4.5. Compliance with these ratios is verified on a monthly basis.

The cap on financing for this operation is €800 million.

The impact of these securitization programs is as follows:

(€ millions)	2003	2002	2001

		historical	historical
Net receivables sold	3,180	3,078	1,765
– FT S.A. consumers	1,274	1,541	1,765
– FT S.A. business customers	1,229	823
– Orange	677	714

Net residual interests	1,722	1,367	851
– Interests in FCC and deferred price	1,946	1,679	1,049
– Amortization and provisions	(224)	(312)	(198)

Translation adjustment	31	0	0

Impact on cash flow for the period (excluding costs of sale and excluding bad debt)
– For the period	(222)	797	914
– Cumulated	1,489	1,711	914

5.4.2.2 NET CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities includes purchases and sales of property, plant and equipment and intangible assets, purchases and sales of investment securities and acquired businesses (net of cash acquired or sold), investments in and sales of affiliates, as well as net changes in marketable securities and other long-term assets.

Net cash used in investing activities amounted to €3,737 million in 2003, compared to €11,514 million in 2002 and €10,824 million in 2001.

Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets correspond to investments in tangible and intangible assets including GSM and UMTS licenses (see Note 4 of the Notes to the Consolidated Financial Statements) and are presented on the consolidated statement of cash flows as net of changes in fixed assets vendors. The amount of changes in fixed assets vendors is indicated in the table of supplementary disclosures beneath the consolidated statement of cash flows.

Purchases of property, plant and equipment and intangible assets, net of changes in fixed assets vendors, decreased by nearly €2.8 billion and amounted to €5,102 million in 2003, compared to €7,943 million in 2002 (due mainly to the implementation of TOP Program, see the analysis of the decrease in CAPEX (investments in tangible and intangible assets excluding UMTS and

(1)	EBITDA, as defined in the contracts with the financial lending establishments.

GSM licenses) in “– 5.1.2.2 Results of the ‘TOP’ Operational Improvements Program” and in “– 5.2.1.6 Capital Expenditures and Financial Investments – Investments in Tangible and Intangible Assets Excluding UMTS/GSM Licenses (CAPEX)”).

In addition, proceeds from sales of real estate amounted to €419 million in 2003, compared to €2,550 million in 2002.

Acquisitions and Sales of Investment Securities and Acquired Businesses and Investments and Sales of Affiliates

Financial investments amounted to €237 million in 2003 (of which the three principal transactions were the tender offer for the shares of Orange, QDQ Media and Wind, see the discussion in “– 5.2.1.6 Capital Expenditures and Financial Investments – Financial Investments”), compared to €7,250 million in 2002 (of which €2,228 excluding repurchases of treasury shares).*

The principal transactions in 2002 included the purchase of the balance of treasury shares held by Vodafone following the Orange plc acquisition for an amount of €4,973 million, as well as the purchase for €950 million of Orange shares held by E.On as payment for the transfer to Orange of its equity interest in OCH (formerly Orange Communications S.A., in Switzerland). In addition, the exercise of the option to purchase all of the NTL preferred stock held by financial institutions amounted to €1,092 million.

In 2003, net cash used in investing activities recorded net proceeds from sales of investment securities of €3,046 million, compared to €1,436 million in 2002. These proceeds reflected principally the sale of the Wind shares for an amount of €1,537 million, Casema for an amount of €498 million, Eutelsat for an amount of €373 million, Sprint PCS for an amount of €286 million, CTE Salvador for an amount of €197 million and Telecom Argentina for an amount of €100 million. The proceeds of sales recorded in 2002 related mainly to the sale of the investment in TDF for an amount of €1,290 million (net of the investment in Tower Participations).

Net change in marketable securities and other long-term assets

In 2003, net cash used in investing activities recorded the increase in short-term marketable securities of €1,833 million, following the capital increase of €14,852 million (net of issuance costs and bank commissions) carried out in the first half (see the following paragraph). Overall, marketable securities and other long-term assets increased by €2,041 million.

5.4.2.3 NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES

Net cash used in financing activities amounted to €6,868 million in 2003, compared to €194 million in 2002, and compared to €4,726 million provided by financing activities in 2001.

These cash flows included the proceeds of the capital increase carried out in the first half of 2003 for €14,852 million (net of issuance costs and bank commissions).

The other principal financing transactions in 2003 were the following bond issuances by France Telecom S.A. (see also the discussion in “– 5.4.1.3 Bonds”):

■	bond issuance of €1 billion maturing in 2007,

■	bond issuance of €3.5 billion maturing in 2013,

■	bond issuance of 250 million in pounds sterling maturing in 2017,

■	bond issuance of €1.5 billion maturing in 2033.

In recent periods, France Telecom’s net cash used in financing activities has been impacted by the debt it incurred during the period 1999 to 2002, as described in paragraph 5.4.1. Repayments of long-term debt and decreases in bank overdrafts and short-term borrowings amounted to €27,179 million in 2003.

France Telecom believes that its working capital is sufficient for its present requirements.

*	The tender offer for Orange shares is not extended into, nor can it be accepted in, the United States or in any other country in which such an offer would be illegal or subject to restrictions (see “– 5.2.1.6 Capital Expenditures and Financial Investments – Financial Investments”).

5.5 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

France Telecom’s contractual obligations are shown below using two tabular presentations, so as to distinguish those contractual obligations that constitute off-balance sheet arrangements (for example, certain purchase obligations to fund networks).

As such, France Telecom’s off-balance sheet arrangements are discussed in part by the means of the second table below, but also through the description (by category) of off-balance sheet arrangements that follows the table.

5.5.1 CONTRACTUAL OBLIGATIONS

5.5.1.1. Contractual Obligations Reflected on the Balance Sheet

		Payments due by maturity at December 31, 2003,
(€ millions)	Note	Total	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	From January 2009

Short-term borrowings	16	1,616	1,616	-	-	-
Long-term borrowings	16	47,827	9,057	12,613	8,116	18,041
- TP S.A. credit line draw downs(1)	18	1,030	229	403	140	258
- Orange credit line draw downs(2)	18	736	471	166	54	45
- Bonds convertible, exchangeable or redeemable into shares(3)	17	6,838	3,553	3,285	-	-
- Capital leases	See below	355	46	47	81	181

Equant CVR(4)	22	2,077	2,077	-	-	-
Early retirement plan	22	4,570	803	1,806	1,279	682

Total		56,090	13,553	14,419	9,395	18,723

(1)	Amount before swap: €1,065 million.
(2)	Amount before swap: €736 million.
(3)	Maximum amounts assuming no conversion or exchange.
(4)	As part of the Equant acquisition in 2001, France Telecom issued CVRs to certain beneficiaries. This commitment has been provisioned for maximum risk since December 2001 (see Note 22 of the Notes to the Consolidated Financial Statements).

5.5.1.2. Off-Balance Sheet Contractual Obligations

The following table summarizes off-balance sheet contractual obligations, except for the complex commitments described in “– 5.5.2 Other Off-Balance Sheet Commitments” and the commitments relating to assets described in “– 5.5.3 Assets Covered by Commitments.”

	Payments due by maturity at December 31, 2003,
(€ millions)	Note	Total	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	From January 2009

Operating lease	See below	6,766	1,036	1,878	1,730	2,122

Purchase obligations(1)
- Investments re the Polish Treasury (TP Group)	See below	2,626	757	1,344	525	-
- Fixed assets	See below	826	792	27	-	7
- Other goods and services	See below	3,525	1,644	751	446	684
Commitments relating to the public service secondment plan	See below	76	38	38	-	-

Total		13,819	4,267	4,038	2,701	2,813

(1)	Off-balance sheet obligations relating to investments in non-consolidated companies are not included in this table (see “– 5.5.2.1 Commitments Related to Investment Securities”).

■	Commitments related to leases

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2003:

	At December 31, 2003,

(€ millions)	Capital leases (1),(2)	Operating leases (3)
2004	57	1,036
2005	34	958
2006	32	920
2007	68	852
2008	28	878
2009 and beyond	206	2,122

Total minimum future lease payments	425	6,766
Less interest payments	(70)	-

Net present value of minimum commitments	355	6,766

(1)	Included in the borrowings set out in Note 16 of the Notes to the Consolidated Financial Statements.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions (see “– 5.5.3.1 Assets Held Under Capital Leases).

(3)	Lease payments taking the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003 (see Note 10 of the Notes to the Consolidated Financial Statements), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business. Lease payments relating to the real estate divested as part of this program amounted to €290 million in 2003.

Lease payments under operating leases posted to the income statement in 2003 amounted to €1,211 million (€1,096 million in 2002).

■	Commitments related to network construction and operation

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these regulations requires significant investments in future years as part of network development plans in countries where a license was granted. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of valued investment programs. These include:

–	As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (See Note 3 of the Notes to the Consolidated Financial Statements), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2003, the remaining amount to be invested by TP Group under this program amounted to €2,626 million (compared to €4,066 million at December 31, 2002).

–	In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator—to provide and install new telephone lines in Ho-Chi-Minh City. The investment initially provided for was U.S. $467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed U.S. $178 million. In view of the investments already incurred, the residual amount of the commitment is estimated at approximately U.S. $84 million at December 31, 2003.

–

On July 15, 2003, Orange and the two other mobile telephone operators in France signed a National Agreement (Convention Nationale) with the French government under which they undertook to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government’s requirements for coverage of certain low population zones (so called “white zones”). An initial deployment phase concerning approximately 1,250 sites is to be completed by the end of 2004. The amount of capital expenditure which is expected to be incurred by each of the three French mobile operators for this phase is currently estimated at approximately €34 million, taking into account the French government’s contribution. The economic terms and conditions of a second deployment phase concerning approximately 1,000 additional sites between 2005 and 2006 will be agreed during the first half of 2004.

■	Commitments relating to purchase and rental of network equipment, terminals and telecommunications lines

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of terminals and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2003 relate to the following:

–	the rental of satellite transmission capacity for different engagements with maturities through 2015, depending on the contract, in an overall amount of €1,103 million.

–	the leasing of circuits by Equant in an amount of €439 million.

–	maintaining submarine cables for which France Telecom has joint ownership or user rights. These commitments amount to an overall estimated €308 million.

–	the outsourcing of certain customer services by Orange in France, in an amount of €104 million.

–	purchases of mobile telephone equipment by Orange, in an amount up to €381 million.

–	purchases of equipment relating to the deployment of Orange’s UMTS networks in France and the United Kingdom, in an amount of €130 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

■	Commitments related to the public service secondment plan

On June 5, 2003, France Telecom signed a group level agreement with union representatives relating to employment and upstream skill-set management. This agreement includes provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. As well as providing for secondment, according to the agreement France Telecom will pay (i) training costs (based on a case-by-case review), (ii) an indemnity—paid at the time of secondment—intended to compensate for the difference between total remuneration received at France Telecom and that received in the new position, where lower, over a period of two years (up to 60% of the former total annual base salary), and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four month’s remuneration. Similar provisions are included for private sector employees moving to the public sector.

Employees choosing secondment under this plan benefit from the provisions decided upon by the French government in decree no. 2003-1038 of October 30, 2003 setting down specific conditions for the secondment of France Telecom civil servants to the public sector. The decree states that where France Telecom civil servants are seconded at their request to any government or public sector establishment or service, none of the provisions in the specific bylaws regulating these establishments or services may prevent said secondment. It also sets down specific induction provisions for seconded civil servants. The decree also enables seconded civil servants to take part in competitive examinations or other procedures for promotions relating to grades and categories within their new position based on their seniority and original grade within France Telecom. It also provides that the secondment of a France Telecom civil servant is not taken into account in the determination of the number of work breaks used to calculate promotion possibilities.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 provides that France Telecom civil servants may be integrated, upon request, into national or local government public sector positions or those in the hospital sector. This integration is subject to a preliminary training period, followed by a specific secondment period. Integration is based on the qualifications of the civil servant concerned irrespective of the normal recruitment rules applicable to the public services accepting the new employees, except those for which a specific title or diploma is required. If the index obtained by the civil servant in the new service is lower than that which he held in his original position, a lump-sum indemnity will be paid by France Telecom. In this case, at the time of his integration, the France Telecom civil servant may request to pay pension contributions based on the salary on which his statutory pension contributions were based in his original position. This option is irrevocable and means that the payment of pension rights will be based on the same salary when the said salary is higher than that stated in the first paragraph of article L15 of the Civil and Military Pension Code. The administrations or organizations accepting these employees also benefit from specific financial and other measures provided by France Telecom. The conditions for the application of these provisions will be set by decrees issued by the Conseil d’Etat.

The impact of the group level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on the career development aspirations of France Telecom employees and therefore on the number of volunteers. It will also depend on the volume and type of positions offered by the various public services and whether those positions are suitable for the profiles of the secondment candidates. The consequences of the agreement will also be subject to the decisions made by the body responsible for the organization of integrations at the end of the secondment period. Finally, the number of effective secondments carried out by volunteer civil servants will also depend on the legal and regulatory provisions applicable and the recruitment policies in place within the various public service organizations.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned may be reliably measured. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

In 2003, 709 employees were seconded to the public sector, of which 544 under the procedure set up by the agreement of June 5, 2003. Payments made amounted to €10 million and a provision of €9 million was recorded at December 31, 2003 to cover the remaining payments for secondment departures at December 31, 2003. If the volume of secondments observed in the second half of 2003 remains consistent through December 31, 2005 (the expiry date for secondments under the June 5, 2003 agreement), and based on the financial measures provided for under the agreement and the costs observed in 2003, the present value of costs to be incurred would amount to approximately €76 million. For the reasons mentioned above, at December 31, 2003 France Telecom was not in a position to accurately measure the impact of this law.

5.5.2 OTHER OFF-BALANCE SHEET COMMITMENTS

5.5.2.1 Commitments Related to Investment Securities

■	Commitments to acquire or sell securities

(a) As part of the tender offer for, followed by a compulsory purchase of, the outstanding shares in Orange launched on November 20, 2003 (see Note 3 of the Notes to the Consolidated Financial Statements), France Telecom undertook to:

–	purchase all Orange shares not tendered to the offer at the price provided for during the offer and at the close thereof. At December 31, 2003, based on the number of Orange shares held by minority shareholders (47.2 million), this commitment amounted to €448 million.

–	purchase all Orange shares issued prior to the closing of the offer upon the exercise of stock options. Based on the stock options outstanding at December 31, 2003 whose exercise period started at the latest on March 31, 2004—the date on which the offer could have been closed if the legal claims to cancel the COB and CMF’s decisions were rejected (see Note 3 of the Notes to the Consolidated Financial Statements), France Telecom estimated that this commitment would amount to €669 million.

After the close of the compulsory purchase, France Telecom intends to offer certain Orange stock option holders and certain holders of Orange shares obtained upon exercise of stock options after the close of the offer, to enter into a liquidity contract no later than within three months following the publication date of the notice stating the result of the offer. The terms and conditions for the implementation of the liquidity contract are described in Note 25 of the Notes to the Consolidated Financial Statements.

(b) As part of agreements between France Telecom and its partners within common subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

–	TP S.A.

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP S.A., the consortium created by France Telecom and Kulczyk Holding has held 47.5% of TP S.A. since October 31, 2001. The Polish government has undertaken that if it sells its TP S.A. shares as part of a public offer, it will grant a priority right of purchase to the consortium in relation to 10% of TP S.A.’s capital. At December 31, 2003, the Polish government’s direct stake in TP S.A. was less than 4%. In addition the shareholders’ agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP S.A. shares: (i) France Telecom has a preemption right over any transfer of TP S.A. shares by Kulczyk Holding; (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP S.A. (held through Tele-Invest) and its additional investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of a change of control or of violation of Kulczyk Holding’s obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France

Telecom its original investment of 10% in TP S.A. and its additional investment of 3.57% until January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid. In addition, under certain conditions (the insolvency of Kulczyk Holding or default on certain of its financial commitments, failure by France Telecom to respect certain financial ratios—see Note 20 of the Notes to the Consolidated Financial Statements), the banks which financed the purchase of TP S.A. shares by Tele-Invest and Tele-Invest II—100% subsidiaries of Kulczyk Holding—can also demand that France Telecom take possession of all the shares which the banks hold as security (or their rights over these shares) at a price equal to the residual amount due under the credit agreement plus interest. This commitment amounted to €2,155 million at December 31, 2003 and the commitment at term amounts to approximately €2.5 billion.

France Telecom has recorded a provision for the difference between the commitment and the value in use of the TP S.A. shares to be received, i.e. a provision of €571 million in 2002, increased to €870 million at December 31, 2003 (See Notes 6 and 22 of the Notes to the Consolidated Financial Statements).

If the Kulczyk Holding put option had been exercised at December 31, 2003, France Telecom’s interest in TP S.A. would have increased from 33.93% to 47.50%. The main result would have been in an increase in borrowings of €2.2 billion, an increase in goodwill of €1.6 billion, and a decrease in minority interest of €0.6 billion. The provision of €870 million at December 31, 2003 would then have represented a partial write-down of the additional goodwill recognized on TP S.A.

–	Tower Participations

Pursuant to the agreements signed upon the sale of TDF and the acquisition of approximately 36% of the capital of Tower Participations SAS (See Note 3 of the Notes to the Consolidated Financial Statements), France Telecom entered into a joint commitment with the other shareholders of the company to subscribe for convertible bonds and to exercise warrants prorata to its interest in the company, if Tower Participations SAS so thinks fit. For France Telecom this represents a maximum commitment of €50 million.

–	Wirtualna Polska/TP Internet

TP Internet, a 100% subsidiary of TP S.A., has granted a put option on the shares of Wirtualna Polska S.A. held by the other shareholders. The exercise price is indexed on the number of unique users of Wirtualna Polska S.A. up to a maximum of U.S. $66.40 per share. This option can be exercised between June 1, 2005 and June 1, 2006 provided the average number of users is above 3 million in the 12 months preceding the exercise date of the option, or immediately if TP S.A. or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska S.A.’s site. In 2003, TP Internet increased its stake in Wirtualna Polska S.A. from 50% to 80.46% by purchasing additional shares at a price of U.S. $15 per share, representing a total amount of U.S. $20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP S.A. had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified. See “– 5.7.1 Subsequent Events”.

TP Internet has also granted a put option over shares of the company Parkiet Media S.A. held by the other shareholders. As 279,164 shares were purchased by TP Internet in October 2003 , this option only concerns 40,400 shares. It is exercisable for up to 50% of the shares in 2004 and 50% in 2005 at a price indexed on the sales and the net income of Parkiet Media S.A. for the year preceding the year during which the option is exercised. In 2003 the company had sales of €3 million and net income of €(0.2) million. France Telecom does not consider itself exposed to a significant risk related to this option.

–	Orange Romania

On December 19, 2003, Wirefree Services Belgium (WSB), a wholly owned subsidiary of Orange, entered into a binding share sale and purchase agreement with one of its co-shareholders in Orange Romania S.A., whereby WSB agreed to purchase 51,052,650 ordinary shares of Orange Romania S.A. (representing around 5.45% of its share capital) for a cash amount of U.S. $58.7 million, i.e. around €46 million. The completion of this transaction is subject to conditions precedent, i.e. the written consent of Orange Romania S.A.’s lenders and the notification of Orange Romania S.A. and its shareholders. The closing is expected to take place by April 30, 2004 at the latest. In the event that, within a period of 12 months following the closing date, Orange acquires shares in Orange Romania S.A. from a third-party, for a consideration in cash or tradable shares, and such acquisition price is greater than U.S. $1.15 per share in Orange Romania S.A., Orange would be obliged to pay a price adjustment to the seller equaling to the excess price per share.

–	Orange Dominicana

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable on a quarterly basis between 2003 and 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. In 2003, the company had €90 million in sales and 562,000 subscribers.

(c) France Telecom has agreed with its partners in certain companies to various clauses for the compulsory or optional transfer of shares. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert. France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom’s interests in normal negotiations between the parties in the event of the transfer clauses being applied.

–	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a process of mediation. These options are in general exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2003, the company had €392 million in sales and 2,065,000 subscribers.

–	BITCO (Thailand)

If one shareholder of BITCO claims that one of its co-shareholders has committed a material breach under the terms of the shareholders’ agreement and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to exercise a call option to buy the defaulting party’s shares at 80% of market value or exercise a put option to sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a Thai telecommunication company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present 49% stake to 50% or above. See “– 5.7.1 Subsequent Events”.

France Telecom wrote down in full the value of its stake in this company at December 31, 2003 (see Note 11 of the Notes to the Consolidated Financial Statements).

–	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2003, amounted to €978 million for 100% of the shares.

–	Sweden

Orange’s co-shareholders in 3G Infrastructure Services AB (“3Gis”), a joint venture formed by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the par value of the shares held by Orange Sverige AB in 3Gis. Following Orange’s decision to withdraw from the Swedish market, Orange’s interests in 3Gis were written down in full at December 31, 2002 (see Note 6 of the Notes to the Consolidated Financial Statements). Orange Sverige AB terminated the 3Gis joint-venture agreement as well as all other related contracts (see Note 29 of the Notes to the Consolidated Financial Statements), issued formal notice of this decision on May 8, 2003 and entered into an agreement to sell its UMTS license on December 29, 2003. See “– 5.7.1 Subsequent Events”.

–	Denmark

In the event of material default by Orange on its significant obligations under the shareholders’ agreement for Orange Holding A/S, a 67.2%-held Denmark subsidiary, the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or, where the default is notified before July 20, 2002, at a price corresponding to the higher of market value and the initial investment amount plus 15% per year. Minority shareholders notified Orange of such a default before July 20, 2002 and are claiming €127 million in damages, excluding interest (see the description of this dispute in Note 29 of the Notes to the Consolidated Financial Statements). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value.

–	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom S.N.C. has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture. The exercise price of the option is based on a contractual price formula and at December 31, 2003 was estimated to amount to some €35 million.

–	Novis/Clix

The shareholders’ agreement of the Portugal-based Clix which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put or call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise period and price determination. Therefore the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure.

Clix’s 2003 sales were €34 million and at December 31, 2003, it had 180,696 subscribers.

The shareholders’ agreement of Novis, which set out similar provisions, expired on December 31, 2003 and France Telecom has notified Sonae that it does not intend to renew the agreement.

–	Noos

France Telecom holds the right to dispose of its Noos shares if Suez sells its stake in Noos (“Tag Along”). Suez may compel France Telecom to sell its shares in Noos if: (i) Suez sells its entire interest or a major part of its interest in Noos, (ii) such a sale involves at least 50% of Noos’s share capital (“Drag Along”). Finally, Suez and Morgan Stanley Dean Witter Capital Partners IV LLC hold a pre-emptive right on these Noos shares (“Right of First Refusal”). The net book value of France Telecom’s stake in Noos was written down in full at December 31, 2003 (see Note 12 of the Notes to the Consolidated Financial Statements).

■	Commitments related to sale of investments

The asset and liability warranties generally granted by France Telecom in connection with the sale of investments are described in “– 5.5.2.2 Guarantees”. In exceptional cases, France Telecom has given or received other commitments, the most significant of which are as follows:

–	TDF

As part of the sale of Telediffusion de France (TDF), the shareholders’ agreement concluded between France Telecom, the investment funds and Caisse des Dépôts et Consignations gives control over Tower Participations SAS to the investment funds who have the majority of representatives on the Supervisory Board. In the event of non respect of contractual provisions relating to the composition of the Supervisory Board or majority rules for the general meetings of Tower Participations SAS shareholders are committed to pay a penalty of €400 million to the investment funds on a pro rata basis.

Moreover, the shareholder agreement governs shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Finally, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows:

–	between 0 and 12.5% of internal rate of return (IRR), the gain is shared pro rata to the shareholders’ contribution

–	between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR,

–	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €300 million bearing interest at 7% per annum.

–	Eutelsat

In the context of the Eutelsat divestiture, France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares (see Note 3 of the Notes to the Consolidated Financial Statements).

5.5.2.2. Guarantees

	Commitments due by maturity at December 31, 2003,
	Note	Total	Before end of	Between January	Between January	From January
			December 2004	2005 and	2007 and	2009
(€ millions)				December 2006	December 2008

Guarantees given to third parties by France Telecom
- as part of operating activities(1)	See below	322	183	36	8	95
- in relation to disposals(2)	See below	2,494	1,315	375	712	92
- as part of the TP S.A. acquisition(3)	See Note 28.2.1	2,460			2,460
- sale of carry back receivables	See below	1,706	-	-	1,706	-
- “QTE leases”	See below	1,506	-	-	-	1,506

Total		8,488	1,498	411	4,886	1,693

(1)	These concern warranties granted to cover the commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Limited guarantees.
(3)	Guarantees relating to the purchase commitment on Kulczyk shares.

■	Guarantees given in the course of business

The main commitments of France Telecom relating to borrowings are set out in Notes 16, 17 and 20 of the Notes to the Consolidated Financial Statements.

In the course of its business, the Group grants certain guarantees to third parties (financial institutions, customers, partners and government agencies). These guarantees—which are given to ensure the proper performance of contractual obligations by France Telecom S.A. or its consolidated subsidiaries in the normal course of their business—do not increase the Group’s commitments unless material minority interests exist in the subsidiaries whose obligations are guaranteed. In December 2003, France Telecom S.A. undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is $500 million. As indicated in footnote (1), this commitment is not included in the table above.

France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method on an exceptional basis. France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain subsidiaries. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned.

At December 31, 2003, the main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002, i.e. €659 million as at 31 December 2003) granted to TA Orange Company Limited (owned at 99.86% by BITCO). Under this agreement, Orange and one of its co-shareholders in BITCO:

–	have agreed to inject cash in TA Orange Company Limited up to a maximum amount of $175 million under limited circumstances (the main one being in the event of a cash shortfall in that company).

–	might incur additional funding commitments towards TA Orange Company Limited in the event of changes in the regulatory environment prevailing in Thailand and if these were combined with a cash shortfall in TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that may be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs already estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry, however uncertainties relating to the timing, nature and economic impact on TA Orange Company Limited of such changes currently exist.

–	have committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

In addition Orange must maintain control of WSB, the wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO should always be, directly or indirectly, more than 40%.

TA Orange Company Limited’ s bridge loan facility (drawn down in an amount of €638 million as at 31 December 2003) matures on March 15, 2004. TA Orange Company Limited has sought the consent of all third-party lenders in order to obtain an extension of the maturity date of the bridge loan from March 15, 2004 to June 30, 2004. In addition, TA Orange Company Limited has entered into negotiations with third-party lenders in order to substitute a long-term credit facility to the existing bridge loan facility. Under the existing sponsor support deed, Orange and one of its co-shareholders in BITCO could be requested, as part of this new financing arrangement and subject to prevailing market conditions, to provide undertakings to third-party lenders on substantially the same terms as those described above. If TA Orange Company Limited was unable to secure a new long term facility or sufficient alternative capital resources or loan facilities by the maturity date of the bridge loan, TA Orange Company Limited would be subject to a cash shortfall that could trigger the sponsors’ commitment (on a joint and several basis) to inject cash in the company up to a maximum amount of $175 million, i.e. around €139 million.

Orange has initiated discussions with its co-shareholders in BITCO, with a view to examine the possibility to reduce its current 49% shareholding in BITCO (see “– 5.7.1 Subsequent Events”). However, all the existing commitments of Orange under the financing arrangements of TA Orange Company Limited, as described above, remain in place as long as these discussions have not led all concerned parties to enter into a legally binding agreement.

In the event that Orange had to make new contributions in favour of TA Orange Company Limited, Orange’s ability to recover such contributions would depend upon several conditions, and particularly upon the commercial and financial achievements of TA Orange Company Limited.

•	Pursuant to a shareholder support agreement, Orange is required to make a shareholder contribution available to ONE GmbH (previously Connect Austria), a 17.45% owned investment, up to a maximum amount of €68 million. Orange’s obligation under this agreement will be extinguished in 2009.

•	Following the sale of Wind which became effective on July 1, 2003 (see Note 11 of the Notes to the Consolidated Financial Statements), all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares) and Enel is committed to release France Telecom from all financial commitments related to its 26.58% stake in Wind (including funding commitments and guarantees) which resulted from these agreements.

■	Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial situation.

The following table sets out the term and limits of the main guarantees granted:

(€ millions)		Guarantee ceilings and expiry dates as of December 31, 2003

Asset/investment sold	Beneficiary	Ceiling	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	Beyond January 2009

– TDF	Tower Participations and subsidiaries	645	553			92
– Eutelsat	Eurazeo Blue Birds	462			462
– KPN Orange(1)	KPN Mobile International	399	399
– Casema	Cable Acquisitions	250			250
– Stellat	Eutelsat	180		180
– Real estate	Financial institutions	168		168
– Pramindo Ikat	PT Indonesia	130	130
– France Televisions Entreprises (TPS)	TF1	129	129

(1)	This guarantee was released on February 6, 2004.

■	Sale of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7 of the Notes to the Consolidated Financial Statements, France Telecom has accepted a habitual clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

■	QTE Leases

As part of cross-leasing transactions (“QTE leases”) with different third parties, France Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments (see “– 5.5.1.2 Off-Balance Sheet Contractual Obligations”). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2003 the guarantee represented €1,506 million.

5.5.3. ASSETS COVERED BY COMMITMENTS

The table below shows the Company’s capacity to freely use its assets as at December 31, 2003.

	At December 31, 2003,

(€ millions)	Note	Total

Assets held under capital leases	See below	896

Fixed assets pledged or mortgaged(1)	See below	10,844

Collateralized assets	See below	785

Outstanding sold receivables(2)	13	1,722

Total(3)		14,247

Pledged consolidated shares(4)	See below	246

(1)	Value in the consolidated accounts of assets given as securitycapi (including pledged non-consolidated shares).
(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €788 million corresponding to assets of companies whose shares have been pledged (see below).
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

5.5.3.1 Assets Held Under Capital Leases

■	Assets held under capital leases amounted to €896 million at December 31, 2003 including €370 million relating to “in substance defeasance” operations.

■	As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom has deposited amounts equal to the present value of its rental obligations with U.K. financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s rental obligations. These funds, which totaled €1,063 million at December 31, 2003 (€1,157 million at December 31, 2002), together with the interest earned thereon, will be used to settle Orange’s rental obligations under the leases.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the table in “– 5.5.1.2 Off-Balance Sheet Contractual Obligations”. The operations resulted in a net gain which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s management.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third party liability insurance, to cover the payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency.

5.5.3.2 Pledges, Mortgages and Other Securities

■	Various fixed and current assets of the France Telecom group have been pledged or awarded as guarantees, representing an amount of €11,875 million at December 31, 2003.

Out of this total, €10,885 million concerns assets owned by Orange awarded as guarantees to financial institutions in order to guarantee the repayment of bank loans and credit lines, the used portion amounting to €736 million for the France Telecom Group (€927 million for Orange) and totaling €1,812 million for the France Telecom Group (€2,002 million for Orange) at December 31, 2003.

The main pledged assets relate to the following at December 31, 2003:

–	substantially all of Orange Holdings UK’s and its subsidiaries’ fixed assets in an amount of €8,723 million, as well as current assets and cash balances of Orange subsidiaries in the United Kingdom in an amount of €578 million. On February 4, 2004 the security over these assets was released following the cancellation of the related credit facility;

–	real estate owned by Mobistar S.A (Belgium) in an amount of €485 million, in order to guarantee the payment of a credit line which was repaid before December 31, 2003. However this guarantee has not yet been released;

–	all or part of Orange’s consolidated investments in Romania, Egypt, Cameroon, Botswana, the Dominican Republic and Madagascar and its non consolidated investments in Portugal and Sweden (i.e. the interest held by Orange Sverige AB in 3Gis exclusively) ;

–	current assets of the Orange Group in Romania.

■	As part of swaps contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2003 was €910 million (see Note 16.1 of the Notes to the Consolidated Financial Statements).

At December 31, 2003, Management considers that, to the best of its current knowledge, there are no existing commitments likely to have a material impact on the current or future financial situation of France Telecom, other than those listed above.

5.6 CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER FRENCH GAAP

France Telecom’s discussion and analysis of its financial condition and results of operations are based upon France Telecom’s Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in France. France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of its financial statements. France Telecom bases its estimates on its experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities. Due to different assumptions and situations, actual results may differ significantly from these estimates.

The selection and application of the accounting policies by France Telecom, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions of management are factors to be considered when reviewing France Telecom’s Consolidated Financial Statements.

Critical accounting policies and estimates under French GAAP

France Telecom’s management believes the critical accounting policies described below involve the most significant judgments and estimates used in the preparation of its Consolidated Financial Statements under French GAAP. For a discussion of certain critical accounting policies under U.S. GAAP, see “– 5.8 Information Related to U.S. Generally Accepted Accounting Principles (U.S. GAAP)”.

Accounting for long-lived assets

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement. As at December 31, 2003, 2002 and 2001, total Property, plant and equipment amounts to total €30.6, €36.2 and €31.7 billion and total intangibles assets (mainly telecom licences, trademarks, customer relationships and rights of use) amounts to €16.5, €18.4 and €18.2 billion.

Other intangible assets and plant, property and equipment are depreciated when the causing events and circumstances arise over the period. The determination of such impairments involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment. Among impairment indicators, France Telecom typically considers obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators. As described in Note 9 of the Notes to the Consolidated Financial Statements, such events have led France Telecom to test for impairment the United Kingdom UMTS license at December 31, 2003, as it did at December 31, 2002.

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

As indicated above, the discounted future cash flows used for determining the value in use are evaluated based on management’s forecasts. Those forecasts could differ significantly considering several factors composed primarily of:

– telecommunications market regulations;

– influence of competitors;

– evolution and utilization of new technologies;

– level of appeal of these new technologies and related services to the customers; and

– discount rate.

Goodwill

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and the liabilities assumed. Such an allocation is based on management’s judgment. The useful lives assigned to different goodwill are estimates based on management’s assumptions and defined objectives at the time of the acquisition. As of December 31, 2003, 2002 and 2001 the net book value of goodwill amounted respectively to approximately €25.8, €28.8, €38.9 billion.

The recoverable value of goodwill is subject to review annually and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

France Telecom generally analyzes recoverable value based on the grouping of activities within its principal subgroups.

France Telecom considers that this level of analysis reflects:

■	the fact that the entities have similar business or market (technology, trademark, customers, marketing),

■	the fact that the entities share common resources (IT platforms, research and development, management, financing),

■	the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub groups benefiting from increased growth potential.

For the other consolidated companies, including equity accounted companies, the recoverable value is assessed on an individual basis.

The assessment of whether or not an impairment charge is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value and the value in use.

The realizable value is determined as the best estimate of the sales value net of costs of exiting the activity within a transaction at normal market conditions. This estimate is valued on the basis of available market information taking into account particular circumstances.

Given the short term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preferences to the discounted cash flow method when assessing value in use. These are determined using economic and regulatory assumptions, including with respect to license renewal and operating conditions forecasts used by the management of France Telecom, as follows:

■	the cash flows are those of business plans issued from a process of strategic planning, over an appropriate time frame between five and 10 years,

■	beyond this time frame, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

■	the discounting of these cash flows is performed using rates deemed appropriate by management to the nature of these activities.

Where a disposal has been decided, the recoverable value is determined with reference to the realizable value.

These estimates are the basis for the evaluation of the value in use of goodwill and therefore the amount of any impairment.

However, the forecasts underlying the above estimates, could differ significantly considering several factors composed primarily of those described above.

Furthermore, as indicated in a table in Note 8 of the Notes to the Consolidated Financial Statements the value in use is sensitive to a change in the perpetual growth rate or discount rate, and the level of excess of the estimated value in use over the carrying value of the main sub-groups gives an indication of such sensitivity to an independent point of change of these factors.

As a result of changes over prior forecasts, France Telecom recorded impairments charges of goodwill amounting to €1137, €5378, €3257 million for the years ended December 31, 2003, 2002 and 2001.

Investment securities

France Telecom holds minority interests in companies having operations or technology in areas within its strategic focus. Those investments include listed securities with highly volatile share prices and non-listed securities for which fair value is difficult to estimate. At December 31, 2003, the net book value of investment securities and related receivables amounted to €1.0 billion. France Telecom’s management records an impairment charge on any such investment when the carrying value is higher than the value in use. The determination of the value in use by France Telecom’s management is based on several criteria such as market price, future development of the investment, profitability outlook, net equity and specific items for each investment. The mix of these criteria might change, depending on France Telecom’s management view of each investment’s strategic interest and given the consequences of stock market changes. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future.

Deferred taxes

As of December 31, 2003, France Telecom recorded deferred tax assets amounting to approximately €8.9 billion net of valuation allowances and deferred tax liabilities. This balance consists primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and loss carry-forwards losses mainly related to France Telecom S.A., the parent company. The realization of deferred tax assets is reviewed by France Telecom’s management using each entity’s tax results forecast based on budgets and strategic plans. Valuation allowances are recorded in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable.

The probability of utilizing the deferred tax assets might change considering several factors which are mainly composed of :

– The Group’s tax structure and the related consequences on the tax group;

– Tax qualification of the provision for impairment of the related shares;

– Tax regulations; and

– Company forecasts.

Based on these changes, the deferred tax assets of the France Telecom S.A. tax group were impaired for €1.6 billion as of December 31, 2002. Subsequently, the allowance related to those deferred tax assets was reversed by €1.1 billion as of December 31, 2003 reflecting:

– the first results of the recent implementation of the TOP program;

– integration of Orange in the tax result forecast of France Telecom S.A.

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

To estimate the expenditure that the Group is likely to bear to settle its obligation, France Telecom’s management takes into consideration all of the available information at the closing date for its Consolidated Financial Statements. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the Notes to the Consolidated Financial Statements.

Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about them is presented in the Notes to the Consolidated Financial Statements.

Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued at closing date.

5.7 ADDITIONAL INFORMATION

5.7.1 SUBSEQUENT EVENTS

Events occurring between the end of the financial period and April 16, 2004, include the following:

Debt management

In January 2004, France Telecom issued bonds in an amount of approximately €2.5 billion in three tranches, with an average maturity of 12.5 years (see Notes 17.1 and 20.3 of the Notes to the Consolidated Financial Statements).

In March and April, France Telecom also issued bonds under its Euro Medium Term Note programme in an amount of €700 million with a maturity of 18 months.

On February 6, 2004, France Telecom notified the holders of 1% bonds with exchange options for STMicroelectronics N.V. shares that it had decided to fully redeem the bonds in advance of term on March 9, 2004 at par and in cash. This will enable France Telecom to obtain increased flexibility in relation to the sale of the underlying shares from that date. Based on the number of bonds outstanding at February 6, 2004, the amount of the redemption totals €1,526 million (including accrued interest).

€5 billion of the €10 billion tranche B of France Telecom S.A.’s syndicated credit line unused at December 31, 2003 was cancelled with effect on February 12, 2004. 364-day renewable credit lines were set up in an amount of €2.0 billion (see Notes 18 and 20.3 of the Notes to the Consolidated Financial Statements).

On February 4, 2004, a credit facility totaling €1,428 million as at December 31, 2003 (drawn down in an amount of €367 million as at that date) was cancelled and the used portion was subject to an early repayment. The related security over Orange’s pledged assets in the United Kingdom and all related covenants were released as of that date (see Notes 18 and 28 of the Notes to the Consolidated Financial Statements).

Pramindo Ikat

Pt Telekomunikasi Indonésia Tbk (PT Telekom) has announced its intention to redeem in advance of term in March 2004 the promissory notes issued on the sale of PT Pramindo Ikat Nusontara (Pramindo) in August 2002 (see Note 3 of the Notes to the Consolidated Financial Statements) which mature in December 2004. Therefore, the securities of Pramindo will be transferred to PT Telekom on that date and the balance of the capital gain which has not yet been recognized will be recorded during the first half of 2004.

Release of security over the Orange group’s pledged assets

On February 4, 2004, the security over the current assets and cash balances of Orange subsidiaries in the United Kingdom was released (see Note 28.3.2 of the Notes to the Consolidated Financial Statements).

Increase of ratings of long-term debt by S&P’s, Fitch lbca and Moody’s

On February 18, 2004, S&P’s increased its rating on France Telecom’s long-term debt to BBB+ with a positive outlook. On February 19, 2004, Fitch Ibca increased its rating on France Telecom’s long-term debt to BBB+ with a positive outlook. On March 3, 2004, Moody’s increased its rating on France Telecom’s long-term debt to Baa2 with a positive outlook and its rating on France Telecom’s short-term debt to P2 with a stable outlook.

Simplified mixed public tender and exchange offer for outstanding Wanadoo shares not already held by France Telecom

On February 25, 2004, France Telecom announced a simplified mixed public tender and exchange offer for Wanadoo shares not already held by France Telecom, at an exchange ratio of seven France Telecom shares (cum dividend) to be issued plus €195 in cash for 40 Wanadoo shares (cum dividend). This principal offer is combined with two ancillary offers: a simplified public exchange offer at an exchange ratio of seven France Telecom shares (cum dividend) to be issued for every 18 Wanadoo shares (cum dividend) and a simplified public tender offer at a price of €8.86 in cash per share of Wanadoo (cum dividend). The ancillary offers can be reduced in order to maintain an overall price of which 45% is accounted for in shares of France Telecom and 55% in cash. This offer was filed with the AMF on February 25, 2004 and on February 29, 2004, Wanadoo’s board of directors unanimously recommended to Wanadoo’s shareholders to tender their shares into the offer. This document does not constitute an extension of the public offer for Wanadoo shares into the United States or into any other country in which such an offer would be illegal or subject to restrictions (in particular, without limitation, Canada, Japan, Germany, Italy, The Netherlands, Belgium, Spain, Luxembourg and Ireland). The offer is not extended into, nor can it be accepted in, and no document related to the offer may be transmitted, directly or indirectly, to the United States or to any of the other countries described above, or to persons residing in the United States or in any of the other countries described above, by mail or by any other means of communication or instrumentality of commerce (in particular, without limitation, transmission by facsimile, telex, telephone, or electronic mail) or through any facilities for securities exchange of the United States or of the other countries described above. This document does not constitute an offer to sell or purchase securities in the United States. The France Telecom shares being exchanged through this offer have not been, nor will be, registered under the United States Securities Act of 1933 and are offered uniquely outside the United States in the context of offshore transactions in compliance with Regulation S of the Securities Act. Consequently, the France Telecom shares being exchanged through this offer may not be offered or sold in the United States, absent registration or exemption from registration under the Securities Act.

Wirtualna Polska

On February 28, 2004, Wirtualna Polska S.A., a 80.34% subsidiary of TP Internet, filed for bankruptcy protection in a Polish commercial court. The court may either decide the liquidation of Wirtualna Polska S.A. or approve an arrangement proceeding. A decision from the court is expected by April 30, 2004. Based on documents provided to the court within the framework of these proceedings by Wirtualna Polska S.A.’s minority shareholders, Grabski Inwestycje Finansowe Sp. z.o.o. and Key7 Investments Sp. z.o.o., a criminal investigation was initiated by the Gdansk Prosecutor’s office. At the date hereof, this investigation is still pending.

Reduction of Orange’s stake in BITCO (Thailand)

Following the Orange Board of Directors meeting of March 8, 2004, Orange announced an agreement with its Thai partner, Charoen Pokphand/Telecom Asia (CP/TA), toward reducing its stake in their common joint venture BITCO, from 49% to 10%. The completion of this transaction is subject to the approval of TA Orange lenders under the bridge loan, which they expect to refinance within the first half of this year.

Millenium litigation

On March 15, 2004, France Telecom was served with a complaint by Millenium GmbH related to the notice initially received on December 10, 2003 (see Note 29 of the Notes to the Consolidated Financial Statements). In addition, on April 7, 2004, France Telecom was served by the district court of Kiel with the briefs of two intervenors, Obay Capital Poll Vermögensverwaltungs GmbH and Protagon Capital GmbH. The court has yet to decide whether to permit the intervention.

Memorandum of Understanding between France Telecom and Groupe Canal+ regarding cable activities

France Telecom and Groupe Canal+ announced on March 18, 2004, the signature of a Memorandum of Understanding aiming to combine their cable activities and networks (France Telecom Câble and NC Numéricable), for a total of 4.3 million wired homes and 1.7 million active customers (at December 31, 2003), with a view to enable the acquisition by new shareholders of a controlling interest in the new entity. France Telecom and Groupe Canal+ would keep a minority interest in the new entity.

This agreement is in line with France Telecom’s strategy of reducing progressively and in an orderly manner its activities in the cable industry through a concerted approach.

This Memorandum of Understanding is valid until December 31, 2004. The transaction would only be carried out after consultation of France Telecom Câble and NC Numéricable employee representatives, and will be subject to the necessary authorizations and third party rights, in particular local authorities’ rights regarding network infrastructures.

Renewal of Orange France’s GSM license

On March 19, 2004, the French government announced the conditions established for the renewal of Orange France’s GSM license for 15 years, to cover the period from 2006 to 2021. The new conditions approved by the French government provide for a 1% fee per year on the revenues of wireless operators, in addition to a fee of €25 million per year. Orange France is committed to ensuring that the increase in the cost of GSM frequencies in France from 2006 onwards will not adversely affect prices to consumers. Orange France will continue to reduce the price of SMS text messages, extending the significant rate cuts already applied to inclusive SMS packages (down by over 40% in the past two years) with a decrease in the unit price of text messages in the summer of 2004. Orange France will work in close cooperation with the French State, local authorities and the ART to complete the rural area coverage program, and ensure 100% mobile telephony coverage for all French towns and villages.

Sweden – 3GIS

On March 23, 2004, 3G Infrastructure Services (“3Gis”), 3Gis shareholders and Orange S.A. signed a Settlement Agreement whereby (i) all claims and liabilities among them regarding the construction, operation and maintenance of the UMTS infrastructure by 3Gis are fully and finally settled, including the two arbitration proceedings before the Arbitration Institute of the Stockholm Chamber of Commerce (see Note 29 of the Notes to the Consolidated Financial Statements), (ii) all existing agreements between the parties relating to 3Gis have been terminated and (iii) Orange paid to 3Gis a total amount of SEK 562 million. Such amount includes SEK 50 million representing the price to be received by Orange for the planned transfer of the license to Svenska UMTS Licens II A.B., which shall be paid back to Orange if the license transfer fails to be completed due to regulatory clearance from the competition authorities not being obtained.

Launch by France Telecom and TPS of digital-quality television over telephone lines in Paris and the greater Paris region

As France Telecom and TPS had agreed when they launched television services over fixed lines in the Lyon area on December 18, 2003, they expanded this service on March 29, 2004 to the Paris area, potentially reaching as many as 2.6 million households. This offer will soon be rolled out in other areas in France.

Adaptation of France Telecom’s organization

On March 30, 2004, France Telecom announced its decision to adapt its organizational structure to respond to the new needs of its clients and fully integrate technological change in the development and provision of its communication services offerings. Building on its core businesses of mobile and broadband, France Telecom, as an integrated communication services operator, intends to provide its personal, home and enterprise clients with a broad and consistent range of communication services, independently of the various types of networks used. Five operational divisions have been established: the Enterprise Communication Services Division, the Home Communication Services Division, the Personal Communication Services Division, the Sales and Services France Division, and the International Division. The five performance divisions, which are responsible for improving the Group’s operational performance, are as follows: the Networks, Carriers and IT Division, the Technology and Innovation Division, the Sourcing Division, the TOP Program Division, and the Content Aggregation Division. Five support functions will ensure the consistency of Group policies. In addition, a member of France Telecom’s Executive Committee has been appointed to ensure the proper coordination of the Group’s policies relating to brands and marketing. The new composition of France Telecom’s Executive Committee was effective as of its announcement.

For the first half of 2004, France Telecom financial reporting will be based on the former organization.

Lebanon

Following the cancellation by the Lebanese authorities of the procedure to award two mobile telephony licences or a management contract for the two existing networks (see Note 29 of the Notes to the Consolidated Financial Statements), a new procedure was launched in February 2004 in which Orange participated. On April 8, 2004, the Lebanese government confirmed its approval of the results of the tender selection process awarding the management of the networks currently operated by FTML and Libancell to, respectively, Detecon and MTC.

Decision by Paris Court of Appeals rendered on Orange tender offer

On April 6, 2004, the Paris Court of Appeals made a ruling in connection with the tender offer (to be followed by a compulsory purchase) filed by France Telecom for the outstanding Orange shares that it did not already hold. The Paris Court of Appeals dismissed the application by the Association for the Defense of Minority Shareholders (“ADAM”) for the cancellation of the CMF’s decision of admissibility and the approval (visa) by the COB of the prospectus.

Following this ruling, France Telecom announced its intention to finalize the tender offer for, and subsequent compulsory purchase of, Orange shares as per the terms originally outlined, in keeping with shareholders’ interests. The tender offer is not extended into, nor can it be accepted in, the U.S. or in other jurisdictions in which the offering would be illegal or subject to restrictions (see “Item 4. Information on France Telecom – 4.3.2.1 Orange – General Description of Orange“).

Directory Litigation

On April 6, 2004, the Paris Court of Appeals rejected France Telecom’s appeal contesting the decision of the Conseil de la concurrence ordering the payment of a fine of €40 million in connection with the claims filed by directory and telephone information companies (see Note 29 of the Notes to the Consolidated Financial Statements).

5.7.2 IMPLEMENTATION OF IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) WITHIN THE FRANCE TELECOM GROUP

Pursuant to regulation no. 1606/2002 and the standard IFRS 1, “Adoption of IFRS standards as an accounting rule”, the consolidated financial statements for the France Telecom Group for the year ended December 31, 2005 will be prepared on the basis of international accounting standards with a comparison to the financial statements for 2004 or 2003 (depending upon the position taken by the Securities and Exchange Commission relating to foreign issuers listed in the United States) prepared using the same accounting standards.

In order to provide the comparative data (the Group is currently working on preparing comparable data for 2004 on the basis of IAS/IFRS standards), France Telecom must prepare an initial balance sheet at January 1, 2004, the starting point for the application of the IFRS standards and the date from which the impacts of the transfer will be recorded in the assets.

Within this framework, the France Telecom Group initiated a project for conversion to international standards (IAS/IFRS) in July 2003, with the goal of identifying the main differences in accounting methods by the summer of 2004 and preparing the initial balance sheet at January 1, 2004 according to the new standards, in the second half of 2004 or at the beginning of 2005 based on IASB’s publication of the latest standards and their approval by the European Union.

This project is part of a broader program that aims to enrich management reporting and set up a new consolidation/withdrawal method common to the entire Group.

To assure the homogeneity of the accounting policies and their implementation within the Group, the IFRS conversion project is being conducted by a central team that is directing the whole project for the Group and the sub-groups.

The first phase of the project, the “diagnostic” phase, is currently underway and aims to measure the differences between the new standards and the current practice at France Telecom. This phase will be followed by implementation in terms of process/formation and information systems in 2004, particularly for the new consolidation method, in order to be operational in 2005.

The main oversight bodies in place to assure the success of the project and measure its advancement exist at three levels:

■	A Program Steering Committee with the main components of the Group and sub-groups;

■	A Technical Committee in charge of pre-evaluating the major IFRS technical options and points; and

■	A Program Strategy Committee, common to the IFRS/new consolidation and reporting projects, which includes both the executive officers and financial management.

At this stage in the project, the Group has identified the following main differences between the evaluation and presentation methods of the international standards and the accounting standards currently used by the Group, to the Group’s best knowledge, based on the level of advancement of the project (the diagnostic phase is still in progress) and the current understanding of the standards that will be applicable in 2005. In fact, certain significant standards have either not yet been published in their final versions by the IASB, such as standards relating to business combinations and asset depreciation (ED3, a revised version of IAS 36) or have not yet been approved by the European Union (IAS 32 and IAS 39 relating to accounting for securities), IFRS2 relating to payment in shares:

■	Presentation of financial statements: the international standards may significantly modify the presentation of the income statement, especially by eliminating the concept of non-operating income and expenses and reintegrating amortization of goodwill into operating income.

■	Intangible assets: part of the development costs should be capitalized pursuant to the international standards and in accordance with their criteria.

■	Valuation of intangible assets: taking into account the discussion currently in progress within the IASB as to the proposed standards for the amortization of intangible assets (revisions of standard IAS 36), France Telecom is not currently able to evaluate the differences between the new rules and the rules currently being used by the Group to prepare financial statements according to French standards.

■	Deferred taxes: contrary to the provisions of regulation CRC 99-02 relating to consolidated financial statements, standard IAS 12 requires the recording of deferred tax liabilities pertaining to intangible fixed assets recognized at the time of business combinations; in addition, it prohibits the discounting of deferred taxes.

■	Concerning the scope of consolidation, standard IAS 27 relating to consolidated financial statements and its interpretive release SIC-12 require the consolidation of all controlled subsidiaries, even if the Group does not hold an interest in the controlled entity. The conditions of the application of this interpretation are currently being reviewed by the Group. Although the Group is not yet able to estimate the differences between the new standard and the standards it currently follows, this interpretation may lead to an increase in total assets and liabilities of the Group, due primarily to the transactions resulting from commercial asset sales or guarantees (Kulczyk Holding, QTE Leases).

■	The application of the IFRS 2 standard (payment in shares) will result in the accounting for stock or purchase options granted by the Group to its employees as expenses. Only those plans issued after November 2002 would have to be restated.

■	Other standards not yet approved by the European Union (financial instruments) are likely to have an impact on the financial statements for 2005 and 2004 on a comparable basis, if they are applicable in full to companies listed in the European Union for financial periods beginning from January 1, 2005. In particular, the standards relating to financial instruments provide for the break-down of hybrid financial instruments, such as convertible bonds or TDIRAs (which would largely be assimilated to a debt instrument), into a debt portion and equity portion.

■	Lastly, the standard concerning the first adoption of IAS/IFRS contains specific provisions for the first adoption of the standards as an accounting reference point and options that are currently being studied by the Group; these relate particularly to the possible restatement of business combinations that occurred before January 1, 2004, the valuation of tangible fixed assets, the zeroing out of actuarial variances connected with pension commitments and the zeroing out of conversion variances recorded in shareholders’ equity.

For information regarding risks related to the adoption of new accounting standards, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom will be obligated to adopt new accounting standards in 2005 that may have a material impact on its accounts and may render a comparison between financial periods more difficult”.

5.7.3 INFLATION

France Telecom’s revenues in recent years have not been significantly affected by inflation.

5.8 INFORMATION RELATED TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

Summary of the principal differences between French generally accepted accounting principles (“French GAAP”) and U.S. generally accepted accounting principles (“U.S. GAAP”)

Net Income (Loss)

For the years ended December 31, 2003, 2002 and 2001, France Telecom’s net income (loss) amounted to €3.2 billion, €(20.7) billion and €(8.3) billion, respectively, under French GAAP and net income (loss) amounted to €5.3 billion, €(33.6) billion and €(19.3) billion, respectively, under U.S. GAAP. The principal differences between French GAAP and U.S. GAAP affecting France Telecom’s net income (loss) result from:

For the years ended December 31, 2003, 2002 and 2001

(i)	The valuation of goodwill under U.S. GAAP principally resulting from the adoption of SFAS 142 Goodwill and Other Intangible Assets on January 1, 2002, as applicable to France Telecom, required measuring goodwill impairment by reference to the reporting units’ (Orange and Equant) fair value which was based on their stock market price, as opposed to the value-in-use method used under French GAAP. This GAAP difference resulted in recording a material goodwill impairment charge totaling €20.8 billion in 2002 under U.S. GAAP. As of December 31, 2001, considering the difference between the net book value of Equant’s long-lived assets (primarily goodwill) which was materially higher under U.S. GAAP than under French GAAP, France Telecom recorded an impairment write-down based on Equant’s market value at December 31, 2001 amounting to €7.9 billion. As of December 31, 2002, France Telecom recorded impairment charges under French GAAP, for the write-down of goodwill and other long-lived assets totaling €4.2 billion relating to its investment in Equant, and €0.9 billion relating to its investment in Orange. Given that under U.S. GAAP impairment charges had been recorded in 2001 for Equant and as of June 30, 2002 for Orange, France Telecom reversed the €4.2 billion Equant impairment charge and the €0.9 billion Orange impairment charge recorded under French GAAP in 2002 for reconciliation purposes to U.S. GAAP. At December 31, 2003, under French GAAP, as indicated in Note 8 of the Notes to the Consolidated Financial Statements, France Telecom also recorded goodwill impairment charges totaling approximately €0.4 billion and €0.2 billion respectively for Freeserve and QDQ Media. These last two entities belong to the Wanadoo-Internet and Wanadoo-Directories reporting units, respectively, for which the first step of the goodwill impairment test was performed in November 2003 and did not indicate any impairment. Consequently, at December 31, 2003 and for reconciliation purposes to U.S. GAAP, France Telecom reversed the impairment charges (including related tax effects) related to Freeserve and QDQ Media, which were recorded under French GAAP. Refer to Note 33 of the Notes to the Consolidated Financial Statements for further discussion.

(ii)	Differences in the amortization of goodwill prior to adoption of SFAS 142 principally resulted from the higher amount of goodwill according to U.S. GAAP as compared to French GAAP. Beginning on January 1, 2002 upon adoption of SFAS 142, goodwill is no longer amortized under U.S. GAAP.

(iii)	Differences relating to intangible assets, whereby under U.S. GAAP prior to adoption of SFAS 142, brand names, trademarks and customer relationships were amortized over their expected useful lives. Beginning on January 1, 2002 upon adoption of SFAS 142, brand names and trademarks are no longer amortized, but tested for impairment under SFAS 144 Accounting for the Impairment or Disposal of Long-lived Assets. Customer relationships continue to be amortized over their expected useful lives. Additionally, interest costs associated with UMTS telecommunication licenses are capitalized during the construction period of the UMTS networks under U.S. GAAP.

(iv)	Differences resulted from gain recognition from transactions involving transfers of assets under common control, whereas under U.S. GAAP, the consideration received in excess of the historical carrying value of the assets transferred in the books of the seller is reflected as a share capital transaction (i.e. either as additional paid in capital or as a dividend). The sale of TDF in December 2002 resulted in France Telecom recording under U.S. GAAP €350 million as additional paid-in capital, and the related investment in Tower Participation SAS (TDF’s new parent company) was carried over from TDF’s historical carrying value. Under French GAAP, the gain related to the sale of TDF is deferred to the extent of the 36.2% indirect continuing ownership interest retained by France Telecom in TDF.

(v)	Differences resulted from stock-based compensation costs. Under U.S. GAAP, prior to adoption of SFAS 123 Accounting for Stock-Based Compensation on January 1, 2002, compensation costs relating to the issuance of stock options to employees was accounted for under APB 25 Accounting for Stock Issued to Employees, which requires that stock-based compensation costs be measured based on the intrinsic value of the options (the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option), and expense recognized over the options’ vesting period. Beginning on January 1, 2002 upon adoption of SFAS 123, as amended by SFAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure, stock-based compensation expense is measured based on the estimated fair value of the stock option at the date of grant, and recognized over the option’s vesting period. The impact on the 2002 consolidated financial statements resulting from the adoption of the fair value method for stock-based employee compensation under U.S. GAAP was the recognition of an additional €151 million (before taxes) in compensation expense. In addition, as discussed in Note 25 of the Notes to the Consolidated Financial Statements, under U.S. GAAP France Telecom effected a stock subscription plan in March of 2003. Due to the preferential terms of the plan, France Telecom recognized €60 million in compensation expense based on the fair value of the shares subscribed. All such compensation expense was recognized immediately upon the date of grant in June 2003. Under French GAAP, no compensation expense is measured or recognized upon the issuance of either the stock options or the stock subscription.

(vi)	Differences due to rules relating to the accounting for sale and leaseback transactions in connection with the sale of technical and office buildings pursuant to a unilateral contract for sale signed in November 2001. Under French GAAP, such transaction was recorded as a sale in 2001 with most of the subsequent leasebacks accounted for as operating leases except for a limited number of buildings recorded as capital leases mainly consisting of strategic technical buildings. Under U.S. GAAP, this transaction was recognized in 2002 as a sale and leaseback. Legal deeds were entered into for each building and recognition of the sale was deferred for a significant portion of them as such transactions did not qualify for sale-leaseback accounting under SFAS 98 Accounting for Leases and were recorded as financings while gains were amortized over the term of the operating leasebacks for those qualifying for sale-leaseback accounting. In June 2002, France Telecom entered into a similar sale and leaseback transaction, which was finalized in 2003. Under French GAAP, such sales and leasebacks were reflected as disposals with a related net gain of €31 million recognized for the year ended December 31, 2003. Under U.S. GAAP, those assets qualifying for sale-leaseback accounting (mainly office buildings) have been recorded as sales during 2003 with the resulting gains being deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

(vii)	Transfers of financial assets, that under U.S. GAAP do not meet the sales recognition criteria of SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, are treated as secured borrowings and no gain is realized.

(viii)	The changes in fair values of derivative instruments not qualifying as cash flow or foreign currency hedges are recognized directly in earnings pursuant to the requirements of SFAS 133 Accounting for Derivative Instruments and Hedging Activities.

(ix)	Differences due to the investment made in NTL which, pursuant to U.S. GAAP, is accounted for under the equity method. NTL’s loss is not limited to the value of the ordinary shares but is extended by impairment charges taken in 2001 on the value of other categories of securities held. Under French GAAP, the NTL investment was treated at cost and impairment charges were recorded partly in 2001 and partly in 2002.

(x)	The repackaging of the TDIRAs during 2003, as discussed in Note 26 of the Notes to the Consolidated Financial Statements, resulted in the recognition of a loss of €438 million for amounts paid by France Telecom to the holders of the TDIRA. Under U.S. GAAP, the terms of the repackaged TDIRA are not considered substantially different than those of the original instrument; accordingly, the loss recognized under French GAAP was reversed and the €438 million fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRA and is amortized to interest expense over a period of seven years using the effective interest method.

(xi)	Income taxes paid or income tax benefits received on gains and losses resulting from inter-company transfers of assets or businesses, such as the 2002 Wanadoo internal transfer, are deferred under U.S. GAAP.

For the year ended December 31, 2001

Provisions for probable losses resulting from the anticipated but not yet confirmed issuance of subsidiary stock as part of an acquisition or an IPO as, required by CRC 98-02, are not recorded under U.S. GAAP; instead those losses are recorded when the shares are disposed of to investors, examples include the result of the partial sale of Global One during the investment in Equant and the loss incurred during the initial public offering of Orange.

Furthermore certain expenses excluded under French GAAP from operating results, such as the impairment of goodwill, would have reduced operating income under U.S. GAAP.

Shareholders’ equity

At December 31, 2003, 2002 and 2001, France Telecom’s consolidated shareholders’ equity (deficit) amounted to €12.0 billion, €(10.0) billion and €21.1 billion, respectively under French GAAP and €(0.5) billion, €(26.8) billion and €11.4 billion, respectively, under U.S. GAAP. The principal differences between U.S. GAAP and French GAAP affecting shareholders’ equity, apart from the differences in net income, are as follows:

(i)	Other comprehensive income is included as a component of shareholders’ equity under U.S. GAAP (SFAS 130 Reporting Comprehensive Income) to record unrealized gains and losses on available-for-sale securities, unrealized gains and losses on cash flow hedges, minimum liability adjustments relating to pension plans, and foreign currency translation adjustments.

(ii)	Temporary equity is presented separately from shareholders’ equity in 2001 to record the shares issued by France Telecom to Deutsche Telekom and Vodafone-Mannesmann, which were subject to certain off-balance sheet commitments.

(iii)	Differences due to the method of determining the purchase price of certain business combinations. In particular, U.S. GAAP considers that where the payment is made in shares, fair value is established at the date when the announcement of the transaction is made as opposed to the date the transaction is completed (related to the acquisitions of Equant, Freeserve and the Orange minority interest). The principal differences were the original inclusion in the purchase price of the fair value of CVRs (related to the CVRs issued by France Telecom in connection with the acquisition of Equant); and the results of different accounting treatments for contingent payments (related to the February 28, 2001 agreement with Vodafone-Mannesmann concerning the put and call options on the France Telecom securities issued during the acquisition of Orange plc, treated as a reduction of the purchase price under French GAAP whereas under U.S. GAAP they are considered as an equity transaction).

(iv)	Under French GAAP, the TDIRA, issued on March 3, 2003, is reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders are recorded through the income statement. See Note 26 of the Notes to the Consolidated Financial Statements.

Under	U.S. GAAP, the TDIRA is reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders is recorded as interest expense. The non-detachable conversion feature embedded in the TDIRA is reflected if it becomes beneficial based on its intrinsic value as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it is amortized immediately as interest expense.

In	addition, under French GAAP, the repackaging of the TDIRAs, as discussed in Note 26 of the Notes to the Consolidated Financial Statements, resulted in recognition of a loss of €438 million for amounts paid by France Telecom to the holders of the TDIRAs.

Under	U.S. GAAP, the terms of the repackaged TDIRA are not considered substantially different than those of the original instrument. Accordingly, the loss recognized under French GAAP was reversed and the €438 million fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRA and is amortized to interest expense over a period of seven years using the effective interest rate method.

As indicated in Note 26 of the Notes to the Consolidated Financial Statements, France Telecom repurchased during the second half of the year 56,297 TDIRA. Under U.S. GAAP, the corresponding additional carrying amount (as described above), related to the repurchased TDIRA was immediately recognized as interest expense in the statement of income.

Critical Accounting Policies and Estimates Under U.S. GAAP

Other than the accounting methods described in “– 5.6 Critical Accounting Policies Under French GAAP”, management considers that the application of the following U.S. critical accounting policies, which may differ from those used for French GAAP, require reliance upon significant judgments, estimates and assumptions assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the facts and circumstances.

Revenue

Consideration Given by a Vendor to a Customer

In February 2002, the FASB Emerging Issues Task Force or EITF released EITF Issue No. 01-09 or EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. EITF 01-09 states that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement, rather than a sales and marketing expense. France Telecom has various contracts with distributors and some of these do stipulate that France Telecom shall pay commissions to these distributors. The terms of the contracts vary between channels and countries depending of the local industry practice. Considering whether a fair value for such contract is determinable, in accordance with the requirements of the EITF 01-09, requires an analysis based on assumptions and judgments reasonable under the facts and circumstances. In certain cases, France Telecom has not been able to overcome the presumption stated by the EITF 01-09, and has accordingly recorded as a reduction of the related revenue the commissions paid to the distributors.

Customer Activation Fees

France Telecom receives certain installation and activation revenues from new customers. For U.S. GAAP we defer the recognition of these revenues (and related costs) and amortize them over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turn-over. If management’s estimates are revised, material differences may result in the amount and timing of the France Telecom’s revenue for any period.

Impairment of intangible assets, goodwill, and property, plant and equipment

To assess impairment of property, plant and equipment and intangible assets being amortized under U.S. GAAP, France Telecom applies SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. If management has concluded that impairment indicators exist, France Telecom tests for impairment by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method or, when necessary or required, market based valuations. The identification of impairment indicators, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates or control premiums. If actual results differ from these estimates, or if France Telecom adjusts these estimates in future periods, operating results could be significantly affected.

As of December 31, 2001, considering the difference between the net book value of Equant’s long-lived assets (primarily goodwill) which was materially higher under U.S. GAAP than under French GAAP, mainly due to the amount attributable to the Contingent Value Rights (CVRs) and the higher value for the France Telecom shares contributed to SITA in the acquisition of Equant, an impairment review of Equant long-lived assets had been carried out in accordance with U.S. GAAP. That review resulted in an impairment write-down based on Equant’s market value at December 31, 2001 amounting to €7.9 billion.

SFAS 142, Goodwill and Other Intangible Assets became effective in 2002, and as a result, France Telecom ceased to amortize goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that goodwill of consolidated entities and intangible assets with indefinite useful lives be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a prescribed two-step process. The first step screens for potential impairment, while the second step measures the amount of impairment, if any. Under U.S. GAAP, goodwill impairment is best measured when based upon the market values of a reporting unit.

France Telecom has identified the following reporting units which will contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet and Wanadoo-Directories. France Telecom estimates fair value for Orange and Equant using the quoted market prices adjusted for an appropriate “control premium”. For Wanadoo-Internet and Wanadoo-Directories, the fair value is based on market comparables, which, when possible, are compared to recent market transactions. Due to the decreasing trends in the reporting units’ stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(16.41) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. France Telecom performed the annual goodwill impairment tests for the Orange, Wanadoo-Internet, and Wanadoo-Directories reporting units as of November 30, 2002. Based on those tests, France Telecom recorded no additional goodwill impairment charges. As noted in Note 8 of the Notes to the Consolidated Financial Statements, under French and U.S. GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002. In addition, as noted in Note 8 of the Notes to the Consolidated Financial Statements, under French GAAP and U.S. GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.2 billion relating to its investment in Mauritius Telecom as of December 31, 2003.

Investments accounted for using the equity method

To assess impairment of the carrying value of equity accounted investments, France Telecom applies APB 18, The Equity Method of Accounting for Investments in Common Stock. If management has concluded that an investment has incurred an other than temporary decline in value, a charge to earnings is recorded. In determining whether a decline in value is other than temporary and the amount of the decline, management considers several factors such as the investee’s inability to sustain an earnings capacity which would justify the carrying amount, the current fair value of the investment and other factors, such as analysis of budgets and projected discounted cash-flows, as well as, the overall economic outlook for the industry. The evaluation of these factors requires significant management judgment. If France Telecom had to rely solely on quoted market prices to determine whether certain equity method investments such as TP S.A. have incurred other than temporary declines in value, the results of such impairment assessments would differ significantly.

Deferred taxes

Under U.S. GAAP, deferred taxes are recorded for temporary differences, including net operating loss carry-forwards. In addition, under U.S. GAAP, France Telecom records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. France Telecom has considered its future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance under a determined period given current U.S. practice. In the event that France Telecom were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination were made. In the event that France Telecom were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination were made. Such adjustments have taken place in 2002 and 2003 with respect to the France Telecom S.A. tax consolidation group.

Other accruals

Under U.S. GAAP, loss contingencies are recognized in accordance with SFAS 5, Accounting for Contingencies. Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily based on the analyses of internal specialists, if available, or with the support of outside specialists, such as actuaries or legal counsel. Revision of management’s estimates of these loss contingencies may significantly affect future operating results.

Cost method investments

Under U.S. GAAP, if an investment’s fair value declines below cost, the investor must determine whether there is adequate evidence to overcome the presumption that the decline is other than temporary. Such evidence may include:

■	recoveries in fair value subsequent to the balance sheet date;

■	the investee’s financial performance and near-term prospects (as indicated by factors such as earnings trends, dividend payments, asset quality, and specific events); and

■	the financial condition and prospects for the investee’s geographic region and industry.

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

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. For France Telecom, the provisions of this Issue become effective for the six-month period beginning January 1, 2004. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). This Interpretation applies immediately to VIEs created after January 31, 2003.

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part, to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. For France Telecom, the effective date to account for VIEs created prior to February 1, 2003 is the six-month period ended June 30, 2004 (from January 1, 2004 for VIEs qualifying as Special Purpose Entities under previous guidance and from June 30, 2004 for other VIEs). FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

France Telecom assessed its variable interests in entities created or entered into after January 31, 2003, such as Bluebirds, to determine whether such entities created are considered to be VIEs and concluded that the entities created are not VIEs.

For entities created before January 31, 2003, France Telecom will be required to consolidate Tele-Invest and Tele-Invest II (see Note 28) beginning January 2004, because they are both VIEs for which France Telecom holds the majority of expected losses and is the primary beneficiary. The consolidation of Tele-Invest and Tele-Invest II is expected to present in the consolidated financial statements of France Telecom additional shares of TP Group with respect to the 190 million shares of TP Group (13.57% of TP Group) held by Tele-Invest and Tele-Invest II, and increase borrowings by approximately €2.2 billion (see Note 28.2.1 of the Notes to the Consolidated Financial Statements with respect to the France Telecom’s commitments under the Tele-Invest and Tele-Invest II credit agreements).

France Telecom also determined that QTE leases include entities that are considered VIEs. For one of these QTE leases, France Telecom is the primary beneficiary (see Note 28.2 of the Notes to the Consolidated Financial Statements). However, as France Telecom already consolidates the respective VIE, there will be no additional impact on the consolidated financial statements as of June 30, 2004. With regards to other QTE leases (see Note 28.2 of the Notes to the Consolidated Financial Statements), France Telecom is not the primary beneficiary.

In addition, France Telecom has determined that Tower Participations SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE (see Note 28.2 of the Notes to the Consolidated Financial Statements). On a stand-alone basis, France Telecom’s interest in Tower would not absorb a majority of the entity’s expected losses or expected residual returns. However, because the French government has a controlling interest in France Telecom and in another Tower investor (CDC), France Telecom and CDC are considered related parties and their interests must be aggregated. Based on preliminary assessment, it appears that the combined interests of France Telecom and CDC would absorb a majority of the expected losses of Tower. Therefore, should this preliminary conclusion be confirmed and unless the current ownership framework is restructured, France Telecom, as the holder of the larger interest in Tower, would be required to consolidate Tower. Should France Telecom consolidate Tower, the impact would be to increase France Telecom’s consolidated assets and liabilities by approximately €1.3 billion (estimated impact as of December 31, 2003) beginning June 30, 2004.

France Telecom has also evaluated the interest of its subsidiary, Orange, in BITCO (see Note 11 of the Notes to the Consolidated Financial Statements). France Telecom has determined that BITCO is a VIE. Given its commitments towards the lenders of BITCO (see Note 28.2 of the Notes to the Consolidated Financial Statements), France Telecom is deemed the primary beneficiary. In March 2004, France Telecom announced its intention to divest from BITCO, pending successful refinancing of the entity. Therefore, unless the current ownership framework is restructured prior to June 30, 2004, France Telecom will be required to consolidate BITCO. The impact of consolidating BITCO will be to increase France Telecom’s consolidated assets and liabilities by approximately €835 million (estimated impact as of December 31, 2003) beginning June 30, 2004. See “– 5.7.1 Subsequent Events”.

In addition, France Telecom is currently in the process of reviewing its investment portfolio, including associated companies and capital venture entities, as well as other arrangements, to determine whether they are variable interests in VIEs and whether France Telecom is the primary beneficiary of such VIEs. At this time, France Telecom has not identified any significant variable interests in VIEs that would require consolidation under FIN 46R other than those described above. However, it is possible that France Telecom may identify additional VIEs for which it is considered the primary beneficiary.

In May 2003 the Financial Accounting Standards Board issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of operations. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. No such instruments within the scope of this Statement were issued or modified by France Telecom since May 31, 2003 and until December 31, 2003. Financial instruments existing before May 31, 2003 are subject to this Statement beginning on January 1, 2004 for France Telecom. France Telecom is currently reviewing this Statement to measure the potential impact on its results of operations and financial position for financial instruments existing before May 31, 2003.

In May 2003, the EITF reached a consensus on EITF 01-8 Determining Whether an Arrangement Contains a Lease, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 Accounting for Leases, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

European Regulation requires that France Telecom adopt International Financial Reporting Standards (IFRS) as its primary GAAP by 2005. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time-Adoption of IFRs which provides guidance on retroactive application and outlines certain exemptions and exceptions. Based on current SEC regulation regarding the applicable periods to be presented under a comprehensive set of GAAP, France Telecom currently anticipates adopting January 1, 2003 as its transition date to IFRS, and thus to present restated 2004, and 2005 IFRS financial statements in its 2005 Form 20-F. In the meantime, France Telecom will continue to use French GAAP as its primary financial statements. France Telecom is currently assessing the impact, which could be significant, that the application of IFRS will have on its financial statements. Once all IFRS have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, France Telecom will disclose as soon as practicable the impact of such application. Upon adoption of IFRS, France Telecom will disclose in its primary financial statements, a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP.

5.9 NON-GAAP FINANCIAL MEASURES AND FINANCIAL GLOSSARY

Use of Non-GAAP Financial Measures

From time to time in this annual report on Form 20-F, in addition to figures presented in accordance with French GAAP, France Telecom discloses figures that are non-GAAP financial measures. As described in more detail below, such figures are presented as additional information for France Telecom’s investors and should not be considered as substitutes for or confused with their comparable French GAAP measures.

Free cash flow excluding asset disposals

Free cash flow excluding asset disposals is calculated as free cash flow (net cash provided by operating activities less net cash used in investing activities) excluding asset disposals and including investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

France Telecom considers free cash flow excluding asset disposals to be useful and relevant information for investors since it is the measure used by management to analyze France Telecom’s ability to generate net cash available for debt repayment in the context of the TOP Program independent of proceeds received from asset disposals. Free cash flow excluding asset disposals should be considered in addition to, and not as a substitute for, net cash provided by operating activities and net cash used in investing activities.

Free cash flow excluding asset disposals, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

Operating income before depreciation and amortization less investments in tangible and intangible assets excluding licenses

France Telecom’s management uses operating income before depreciation and amortization less investments in tangible and intangible assets excluding licenses to permit a better evaluation of its operating divisions on the basis of investments in tangible and intangible assets excluding investments in UMTS and GSM licenses and investments financed through capital leases (which are immaterial in amount). France Telecom believes that operating income before depreciation and amortization less investments in tangible and intangible assets excluding licenses provides investors with a useful tool in evaluating trends in France Telecom’s operating performance at both the Group and segment levels, in particular the progress of the Ambition FT 2005 Plan and the TOP Program.

CAPEX (investments in tangible and intangible assets excluding licenses)

CAPEX corresponds to “purchases of tangible and intangible assets excluding UMTS and GSM licenses” as set forth in Note 4 of the Notes to the Consolidated Financial Statements. The calculation below demonstrates the progression from CAPEX to purchases of property, plant and equipment and intangible assets, net of changes in fixed assets vendors.

	Year Ended December 31,

(€ millions)	2003	2002	2001

Investments in Tangible and Intangible Assets Excluding UMTS/GSM Licenses (CAPEX)	(5,086)	(7,441)	(8,090)
UMTS/GSM Licenses	0	(134)	(873)
Investments in Tangible and Intangible Assets (excluding investment financed through capital leases)	(5,086)	(7,575)	(8,963)
Changes in Fixed Assets Vendors	(16)	(368)	410
Purchases of Property, Plant and Equipment and Intangible Assets, Net of Changes in Fixed Assets Vendors	(5,102)	(7,943)	(8,553)

France Telecom’s management uses CAPEX to measure the operational efficiency of the use of capital at each segment level, without taking into account investments financed through capital leases (which are immaterial in amount), nor investments in licenses, because the amounts paid for licenses are outside management’s day-to-day control of operating investments. Using CAPEX, investors can follow the annual investment requirements for France Telecom’s business and measure its efficiency on a shorter-term basis. CAPEX should be considered in addition to, and not as a substitute for, purchases of property, plant and equipment, and intangible assets, net of changes in fixed asset vendors. CAPEX, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

Financial Glossary

ARPU – Orange: annual average revenue per user (ARPU) is calculated by dividing network revenues (outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of customers during the same period. The weighted average number of customers during a period is the average of the monthly average number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two. ARPU is expressed on revenue per customer per year basis. Orange France does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, ARPUs for France and the U.K. are not directly comparable.

ARPU – Wanadoo: annual average revenue per user (ARPU) is calculated by dividing connection revenues (subscription revenues and revenues paid by telecommunications operators for non contractual offers) for the previous 12 months by the average number of customers during the same period, divided by 12. The average number of customers during a period is the average of the monthly number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two.

AUPU – Orange: average usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the weighted average number of Orange subscribers for the same period. AUPU is expressed in minutes on a monthly basis per customer.

Average number of employees (full-time equivalent): Average number of employees working during the period, expressed on a pro-rata basis to their length of employment.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses and investments financed through capital leases. CAPEX corresponds to “purchases of tangible and intangible assets excluding UMTS and GSM licenses” as set forth in Note 4 of the Notes to the Consolidated Financial Statements. See “– Use of Non-GAAP Financial Measures”.

Figures on a comparable basis: figures at a constant exchange rate are presented for the preceding period on a comparable basis. The presentation consists in retaining the results for the current period and restating the results for the corresponding period of the previous year, in order to reflect the same scope of consolidation over comparable periods while eliminating effects of exchange rates. The effect of exchange rate fluctuations is cancelled by applying to the previous period the average exchange rates used for the income statement for the current period. For a presentation of the calculation of figures on a comparable basis for 2002, see “– 5.1.1.1 Principal Operating Results”.

Free cash flow: net cash provided by operating activities, less net cash used in investing activities.

Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals and including investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. See “– Use of Non-GAAP Financial Measures.”

Net financial debt: Gross borrowings net of cash, cash equivalents and marketable securities.

Number of employees (at December 31): Number of employees working on the last day of the period.

OPEX: Operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan (see Note 5 of the Notes to the Consolidated Financial Statements).

OPEX excluding personnel costs: Operating expenses before depreciation and amortization excluding personnel costs and comprised of external purchases and other charges.

Operating income before depreciation and amortization: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

Operating income before depreciation and amortization less CAPEX: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan less investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases. See “– Use of Non-GAAP Financial Measures”.

Orange network revenues: Orange network revenues include revenues (voice, data and text messaging) resulting from the use of the wireless network and include traffic from Orange subscribers and traffic generated by visitors. They represent the most relevant recurring revenue of the wireless activity and are directly correlative to performance indicators.

Orange subscriber acquisition cost: The sum of the expenses for the acquisition of handsets sold recorded in “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted revenues received from the sale of handsets, per new customer.

Orange subscriber retention cost: The sum of the expenses for the acquisition of handsets sold recorded in “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted revenues received from the sale of handsets, per customer who renews his or her contract with Orange.

Personnel costs: Personnel costs included in the determination of operating income before depreciation and amortization are net of capitalized personnel expenditures but include payroll taxes and other charges. See Note 5 of the Notes to the Consolidated Financial Statements.

Personnel expenditures: Personnel expenditures include capitalized personnel costs and exclude payroll taxes.

Statutory figures: statutory figures are shown before inter-segment eliminations.

TDIRA: Perpetual bonds redeemable for France Telecom shares.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 BOARD OF DIRECTORS

France Telecom S.A. is managed by a board of directors whose Chairman is vested with the broadest powers, other than those expressly attributed by law to the shareholders’ meetings and the special powers reserved for the board of directors, to act under all circumstances on behalf of France Telecom S.A., within the limits of its corporate purpose.

Legal Framework

Pursuant to Article 10-1 of French law no. 90-568 dated July 2, 1990 as amended, relating to the organization of public postal and telecommunications services and the composition of the board of directors, to which France Telecom is subject so long as the French State’s holding remains above the majority of the share capital, Article 13 of France Telecom’s bylaws provide for a board of directors composed of 21 directors, seven of whom are elected by the employees. The 14 non-employee directors include directors representing the French State, who are appointed by decree, and directors representing the other shareholders, who are elected at a shareholders’ meeting.

The French laws that specifically apply to France Telecom require that shareholders other than the French State be represented on the board of directors of France Telecom. However, neither these laws nor the bylaws of France Telecom specify the distribution of the seats of the 14 non-employee directors between the directors representing the French State and those representing the remaining shareholders. Under the general rules of French corporate law, the French State, as the majority shareholder, has the power to determine the outcome of a shareholder vote to elect directors.

The relevant provisions of French law stipulate that:

■	Directors are appointed for five-year renewable terms. If a seat becomes vacant, the replacement director occupies the seat for the remainder of the term, until the entire board of directors is reappointed.

■	The Chairman of the board of directors is appointed by decree, among directors, pursuant to a proposal from the board, and may also be dismissed by decree.

■	Directors representing the French State are named by decree and their term of office can be terminated at any time by decree.

■	Directors representing other shareholders are appointed by the shareholders’ meeting and they may be dismissed at any time by a vote of the shareholders, in accordance with the provisions of French corporate law.

■	Directors elected by the employees may be dismissed for gross negligence by decision of the Chief Justice of the District Court of Paris (Président du Tribunal de Grande Instance de Paris).

■	In the event that serious disputes prevent the administration of the company, the shareholders’ meeting has the power to dismiss all directors representing employees. Such a measure shall result in the replacement of the entire board of directors, and may not be exercised again within a period of one year.

Under French law no. 2003-1365 dated December 31, 2003, Article 10-1 of French law no. 90-568 dated July 2, 1990 is repealed as of the date on which the majority of the share capital of France Telecom is transferred to the private sector. In addition, as of such date, France Telecom shall automatically cease to be governed by the provisions of French law no. 83-675 dated July 26, 1983 and the provisions of French general corporate law regarding the election of directors and the composition and functioning of the board of directors will become applicable.

However, in accordance with Article 8-1 of French law no. 86-912 dated August 6, 1986 relating to privatization, France Telecom’s board of directors must still contain two members representing the employees and one member representing the employee shareholders if the board has fewer than 15 members, or three members representing the employees and one member representing the employee shareholders if the board has 15 or more members.

The combined ordinary and extraordinary shareholders’ meeting held on April 9, 2004 voted to amend the bylaws in order to make them compliant in the event that the French State decides to transfer the majority of the share capital of France Telecom to the private sector (see Exhibit 1.1 to this annual report on Form 20-F).

Internal Guidelines

On July 17, 2003, the board of directors adopted internal guidelines within the framework of the French Bouton report’s recommendations concerning the improvement of corporate governance for listed French companies. France Telecom’s internal guidelines are available on its website (www.francetelecom.com). A copy of the internal guidelines are attached to the report of the Chairman of the board of directors in accordance with Article 117 of French law no. 2003-706 relating to the conditions of preparing and organizing the work of the board of directors and the internal control procedures implemented by France Telecom. See ”Item 15. Controls and Procedures”. The principal provisions of the internal guidelines include the following:

Preparation and organization of the work of the board of directors

Strategic policies

The board of directors gives its opinion on all decisions relating to France Telecom’s general strategic, economic, social, financial or technological policies and supervises the implementation of these policies by management. The Chairman is responsible for implementing the strategic policies identified each year by the board of directors following study by and advice from the Strategy Committee and the Policy Committee of the board. The Chairman must obtain the authorization of the board of directors to commit France Telecom to investments or divestitures involving amounts in excess of €200 million per transaction, when such transactions are acquisitions or disposals. In addition, any investments involving amounts in excess of €20 million that are not included in France Telecom‘s strategic policies, must first be approved by the board of directors.

The Chairman informs the board of directors of any problems and, more generally, any events that could affect the implementation of a strategic policy.

Information for directors

In addition to the agenda for each meeting of the board of directors, each director shall be provided with documents that allow him or her to adopt positions with full knowledge of the facts regarding the items on the agenda.

At each board meeting, the Chairman shall report to the members the principal facts and significant events concerning the Group which have occurred since the date of the previous board meeting.

Directors may visit any France Telecom facility, or place of business in order to obtain any information required to perform their duties. To do so, directors must submit a written request to the Chairman via the secretary of the board of directors explaining the purpose of such a visit. The general secretariat of France Telecom defines the terms of access and organizes the conditions of such visits, to ensure that they do not disturb the regular operation of the facility, or place of business.

Inspection by the board of directors

The Chairman of the board of directors or the Chairman of the Audit Committee may request any inspection or verification from the board of directors (see “– 6.3 Corporate Governance – Committees of the Board of Directors”). In any case, the board of directors shall deliberate such issues within the shortest possible time.

When the board of directors decides that it should do so, it shall specifically define the purpose and methods of such an inspection in a resolution, and either conduct such an inspection itself or entrust it to one of its committees, one of its members, or a third party.

The Chairman shall define the conditions for the performance of the inspection or verification. In particular, measures will be taken to ensure that the performance of such an operation causes the least possible disruption to the Group’s business. Interviews with Group employees shall be organized when necessary.

The Chairman shall ensure that useful information for the audit or verification is provided to the person performing such inspection or verification. The person performing such an inspection or verification is not authorized to interfere with the management of the business.

On completion of the audit or verification, the findings shall be reported to the board of directors. The board shall determine the follow-up action to be taken.

Possibility of giving an assignment to a director

When the board of directors decides that it should entrust one or more of its members, or a third party, with an assignment, it will formulate the principal characteristics of such an assignment. When the persons responsible for performing the assignment are members of the board of directors, they do not take part in the vote. On the basis of such a resolution and at the Chairman’s initiative, a draft assignment letter is drawn up defining the precise purpose and duration of the assignment, setting the form of the assignment report and determining, where appropriate, the compensation due to the persons performing the assignment.

The Chairman shall submit the draft assignment letter, where appropriate, for opinion, to the Compensation, Selection and Organization Committee and to other interested board committees and shall deliver the signed assignment letter to the chairmen of these committees.

The report shall be delivered by the Chairman to the directors of France Telecom.

The board of directors shall deliberate the follow-up measures, if any, to be adopted in respect of the report

Committees of the board of directors

In order to carry out its work, the board of directors has created a number of committees (see “– 6.3 Corporate Governance – Committees of the Board of Directors”).

Meetings of the board of directors

Each year, on the Chairman’s recommendation, the board of directors sets a calendar of board meetings for the following year. This calendar sets the dates of regular board meetings (1st and 3rd quarter revenues, results for the 1st half year, meeting prior to the annual shareholders’ meeting, etc.) and, on a provisional basis subject to review, the dates to be set aside by the directors for possible additional board meetings.

The Chairman sets the agenda for each board meeting and communicates the agenda to the board members in a timely manner and through all appropriate means.

The documents that allow the directors to make a fully informed decision on the items included on the agenda set by the Chairman are transmitted by the Chairman to the directors at least 48 hours before the board meeting, except in emergency situations or where there is a need to preserve absolute confidentiality.

In any case, during any meeting, the board of directors may, in emergencies and at the proposal of the Chairman, deliberate issues not included on the agenda.

The board of directors reports once a year on its operations and reviews the proposals made in this regard by the Compensation, Selection and Organization Committee (see “– 6.3 Corporate Governance – Committees of the Board of Directors”).

The board of directors met six times during 2003. On average, 16 out of the 21 directors attended each meeting in 2003. Each board of directors meeting lasted an average of three hours.

Duties and responsibilities of directors

Confidentiality

The members of the board of directors are bound by an absolute obligation of confidentiality with respect to the discussions and resolutions of the board of directors and its committees, and information presented at the meetings. In general, the members of the board of directors are required not to disclose any such information to anyone outside the board of directors, in particular to the press.

The Chairman informs the directors of the information to be disclosed to the markets, as well as the text of statements or releases issued for this purpose in the name of France Telecom.

In the event of the demonstrated failure by a director to honor his or her confidentiality obligation, the Chairman of the board, after consulting with committee chairmen, shall report to the board on any actions, including legal actions that he intends to take as a result of this breach of confidentiality.

Independence

In the performance of his or her duties, each director must make decisions without consideration of any interest other than the interest of France Telecom.

Each director is required to inform the Chairman of any situation that could create a conflict of interest with France Telecom or one of the companies of the Group; if necessary, the Chairman shall consult the Compensation, Selection and Organization Committee on any such question. The director concerned shall then act accordingly pursuant to applicable legislation.

The members of the board of directors shall register any France Telecom shares they hold at the time they are appointed to the board, as well as any shares acquired during their tenure as board members.

Every six months, the members of the board of directors shall report to the Chairman, at his request, the information that will allow the Chairman to report to the Autorité des marchés financiers on the transactions they have executed with regard to France Telecom securities.

The members of the board of directors are prohibited from:

■	performing any transactions with respect to the securities of the listed companies of the Group as long as they have privileged information; and

■	directly or indirectly engaging in short sales with respect to such securities.

The first prohibition above applies in particular during the period in which the Group’s half-year and annual earnings and quarterly information are being prepared and presented. It also applies during special periods in which projects or transactions that justify such a prohibition are being prepared.

The Chairman shall set or confirm the start and end dates of blackout periods and shall notify the directors of such blackout periods in a timely fashion.

The Code of Ethics, as described below, specifies in particular the rules governing privileged information, and applies to the members of the board and its committees.

The Chairman shall report to the board of directors on the measures adopted to ensure that the employees of the Group who, by reason of their position, have such information and/or participate in such transactions, comply with these rules.

Diligence

In accepting a board position, each director undertakes to fully discharge the duties of the position, in particular:

■	to devote the time necessary to analyze the issues brought before the board of directors and, as applicable, the committee on which he or she serves;

■	to request any additional information he or she deems useful;

■	to ensure that the internal guidelines of the board of directors are applied;

■	to form an opinion freely before any decision, considering only the interest of France Telecom;

■	to actively participate in all meetings of the board, except when unable to do so; and

■	to formulate any proposals intended to improve the working conditions of the board and its committees.

The board of directors will continually work to improve the information provided to the shareholders. Each director, particularly through his or her contribution to the work of the board committees, must strive to achieve this objective.

Each director undertakes to resign his or her position on the board when he or she believes in good faith that he or she is no longer in a position to fully assume the duties and obligations of the position.

Evaluation of the board of directors

The Compensation, Selection and Organization Committee shall set forth proposals for the proper performance of the board of directors. At the board meeting held on July 17, 2003, the board of directors determined that it would evaluate the performance of the board once per year and would examine at this time proposals relating to board performance set forth by the Compensation, Selection and Organization Committee.

Code of Ethics

On December 3, 2003, the board of directors adopted a Code of Ethics that sets forth the values of the Group, its principles of action with respect to its customers, shareholders, employees, suppliers and competitors, and with respect to the environment and the countries in which the Group operates. The Code of Ethics is available on France Telecom’s website at www.francetelecom.com. The Code of Ethics also sets forth certain principles of behavior that each employee, director and manager of France Telecom must respect. Such principles promote honest and ethical behavior on the part of these individuals and also ensure accurate, complete and timely communication of France Telecom’s communications to the public.

In accordance with the rules in effect since 1997, the Code of Ethics reminds employees, directors and managers of the current regulations relating to market ethics and the need to precisely follow such regulations. The Code of Ethics imposes restrictions or prohibitions on transactions performed by the directors with respect to securities of France Telecom and other listed companies of the Group for which they have information not yet available to the public.

The Code of Ethics applies to each director, executive officer and employee of France Telecom.

MEMBERS OF THE BOARD

The table below sets forth the members of the board of directors as of December 31, 2003.

Name (age)	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other Positions and Offices Held Outside the France Telecom Group

Members Elected by the Annual Shareholders’ Meeting

Thierry Breton (49)

Chairman and Chief Executive Officer

Director

Chairman of the Board

of Directors

- Orange S.A.

Member of the Supervisory Board:

- Equant N.V

Chairman:

- Strategy Committee

- Policy Committee

Member:

- Compensation, Selection and Organization Committee(1)

		October 1, 2002 (Chairman since October 2, 2002)	December 19, 2005	Chairman of the Board of Directors - TSA (formerly Thomson S.A.) Director: - Thomson (formerly Thomson Multimedia) - Schneider Electric - TSA - DEXIA (Belgium) Member of the Supervisory Board: - AXA

Marcel Roulet (70)	Honorary Chairman of France Telecom Director Member: - Compensation, Selection and Organization Committee	February 25, 2003	December 19, 2005	Advisor to the Board of Directors Director: - Thomson - THALES (representative of Thomson S.A.) - CCF Chairman of the Supervisory Board: - GIMAR Finances SCA Member of the Supervisory Board: - Eurazeo

Stéphane Richard (42)	Director Member: - Audit Committee	February 25, 2003	December 19, 2005	Executive Vice President: - VEOLIA Environnement Chairman of the Supervisory Board: - NEXITY Member of the Board of Directors: - Vivendi Environnement Director: - Banque OBC - UGC S.A.

(1)	Only for Selection and Organization.

Name (age)	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other Positions and Offices Held Outside the France Telecom Group

Members Elected by the Annual Shareholders’ Meeting

Arnaud Lagardère (42)	Director Member: - Compensation, Selection and Organization Committee	February 25, 2003	December 19, 2005

Manager: - Lagardère SCA

Director:

- Lagardère SAS and

subsidiaries

- Hachette Livre

- Hachette Distribution Services

- Hachette Filipacchi Medias

- LVMH

- FIMALAC

Chairman and Chief Executive Officer:

- Hachette S.A. (Lagardère Media)

- Lagardère Capital and Management

Chairman:

- Lagardère (SAS)

- Lagardère Active (SAS) and subsidiaries

- Broadband (SAS)

- Lagardère Images (SAS)

Executive Managing Director of Lagardère Active Broadcast

Chairman of the Fondation Jean-Luc Lagardère

Chairman of the Board of Directors

- Lagardère Thèmatiques

Permanent Representative of Lagardère Acdtive Radio International

Vice President/Executive Managing

Director:

- Arjil Commandite-Arco

Vice Chairman of the Supervisory Board:

- Banque Arjil é Compagnie (SCA)

Member of the Supervisory Board:

- Virgin Stores S.A.

Manager:

- Lagardère Elevage (SARL)

Non-Executive Chairman of the Board of Directors:

- EADS NV

- EADS Participations BV

Name (age)	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other Positions and Offices Held Outside the France Telecom Group

Members Elected by the Annual Shareholders’ Meeting

Henri Martre (75)	Director Member: Strategy Committee	February 25, 2003	December 19, 2005

Honorary Chairman of Aerospatiale

Director: - Renault S.A.

- SOGEPA

- ON-X

- SOFRADIR

Chairman of the Supervisory Board:

- ESL

Member:

- Higher Council for Commercial Aviation

- Board of CEPII

- Advisory Board of the Banque de France

- Advisory Board of Agence Française for International Investments

Bernard Dufau (62)	Director Chairman: Audit Committee	February 25, 2003	December 19, 2005	Strategic Consultant Director: - Dassault Systèmes - KESA Electricals

Jean Simonin (58)	Director Member: Strategy Committee	May 26, 1998	December 19, 2005	Director: - AFTAS

Members Appointed by Decree:
Pierre-Mathieu Duhamel (47)	Director Member: Strategy Committee	January 24, 2003	December 19, 2005	Budget Director, Ministry of the Economy, Finance and Industry Director: - Air France - Electricité de France (EDF) - SNCF

Denis Samuel Lajeunesse (46)	Director Member: Strategy Committee	June 17, 2003	December 19, 2005	General Director of the State Participation Agency Director: - Air France Member: - Strategy Committee, Air France

Jean-Jacques Gagnepain (61)	Director Member: Strategy Committee	June 17, 2003	December 19, 2005	Director of Technology, Vice Ministry of Research for New Technologies

Yannick d’Escatha (55)	Director Member: Audit Committee	December 8, 1995	December 19, 2005	Chairman: - CNES Permanent Representative: - ARIANESPACE S.A. - ARIANESPACE Participations

Name (age)	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other Positions and Offices Held Outside the France Telecom Group

Members Appointed by Decree:
Jean-Pierre Jouyet (49)	Director Member: Audit Committee	October 1, 2002	December 19, 2005	Treasury Secretary, Ministry of the Economy, Finance and Industry Director: - Air France - CADES - BCEAO - FNEP Inspector: - Banque de France Government Representative: - ANCV

Jacques de Larosière (74)	Director Member: Audit Committee	May 22, 1998	December 19, 2005	Consultant: - BNP Paribas Honorary Chairman: - The Per Jacobsson Foundation - L’Observatoire de l’épargne européenne Trustee: - Reuters Founders Share Company Limited

Henri Serres (53)	Director Member: Compensation, Selection and Organization Committee	October 1, 2002	December 19, 2005	Managing Director of Information Systems Security, General Secretariat for National Defense

Members Elected by the Employees:	Position Held in the France Telecom Group	Date Appointed	Expiration of Term

Alain Baron (53)	Employee, Member of the Policy Committee	December 19, 2000	December 19, 2005
Monique Biot (53)	Employee, Member of the Policy Committee	December 19, 2000	December 19, 2005
Michel Bonneau (46)	Employee, Member of the Policy Committee	December 19, 2000	December 19, 2005
Michèle Brisson-Autret (53)	Employee, Member of the Policy Committee	December 19, 2000	December 19, 2005
Jean-Claude Desrayaud (55)	Employee, Member of the Policy Committee	April 1, 1996	December 19, 2005
Jean-Michel Gaveau (51)	Employee, Member of the Policy Committee	December 19, 2000	December 19, 2005
Sandrine Le Roy (31)	Employee, Member of the Policy Committee	June 17, 2003	December 19, 2005

Commissaire du Gouvernement(1):

Jean-Pierre Falque-Pierrotin		January 27, 2004

Members of the mission de contrôle économique et financier(2):

Charles Coppolani	Head of the mission de contrôle économique et financier	December 19, 1999	–

Didier Hüe	State Comptroller	January 22, 2002	–

(1)	The Commissaire du Gouvernement is not a member of the board of directors but attends board meetings in an advisory capacity. See “– 6.3 Corporate Governance – Governmental and Parliamentary Oversight”.

(2)	The two members of the mission de contrôle économique et financier act as consultants to the board of directors.

Independent Directors

Following a review of each of its members with regard to the independence criteria set forth in the Bouton Report, the board of directors believes that five directors may be considered independent. They are Messrs. Marcel Roulet, Stéphane Richard, Arnaud Lagardère, Henri Martre and Bernard Dufau, all of whom were elected by the shareholders’ meeting of February 25, 2003.

The other directors are either representatives of the French State or are employees of France Telecom S.A. or former employees of France Telecom S.A. within the past five years and, as such, may not be considered independent according to the Bouton Report criteria.

The criteria of independence set forth in the Bouton Report (which differ from those of the New York Stock Exchange) are set forth below. An independent director:

■	is not an employee or officer of the company, an employee or director of its parent company or of a company that it consolidates, and has not served in any of these capacities during the previous five years;

■	is not a corporate officer of a company in which the company holds, directly or indirectly, a position on the board of directors, or in which an employee designated as such or a corporate officer of the company (either presently or within the last five years) serves on the board;

■	is not a significant customer, supplier, investment banker or commercial banker of the company or its Group, or for which the company or its Group represents a significant share of business;

■	does not have close family ties with a company officer;

■	has not been an auditor of the company within the last five years;

■	has not been a director of the company for more than twelve years.

Director’s Biographies

Directors Appointed by the Shareholders’ General Meeting

Thierry Breton, 49, has been Chairman of the board of directors of France Telecom S.A. since October 2, 2002. See “– 6.2 Executive Officers”.

Marcel Roulet, 70, is the Honorary Chairman of France Telecom S.A., and served as Chairman from 1991 to 1995. Mr. Roulet was President and Chief Executive Officer of Thomson S.A. from February 1996 to March 1997, and of Thomson CSF (now Thales) from February 1996 to January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999 and serves as a business consultant. Mr. Roulet is a director of Thomson, Thales (as the representative of Thomson S.A.), and CCF, and is Chairman of the Supervisory Board of Gimar Finances. He is a member of the Supervisory Board of Eurazeo. Mr. Roulet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Stéphane Richard, 42, has been the Executive Vice President of Veolia Environnement and the Chief Executive Officer of Connex since March 2003. He was a Financial Inspector from 1987 until 1991. From 1991 until 1992, he served as Technical Advisor to the Cabinet of the Vice-Minister, Mr. Dominique Strauss-Kahn, at the Ministry of Industry and External Trade. From 1992 to 1994, Mr. Richard was the head of the finance division at Générale des Eaux. He was Chief Executive Officer of Compagnie Immobilier Phénix from 1994 to 1995. Mr. Richard was Managing Director and then Executive Vice President and Managing Director of CGIS from 1995 to 1997. From 1997 to 2003, he was Chairman and Chief Executive Officer of CGIS, which became Nexity. Mr. Richard is also Chairman of the Supervisory Board of Nexity and a member of the board of directors of Banque OBC and UGC S.A. Mr. Richard is a graduate of the Ecole des hautes études commerciales and the Ecole nationale d’administration.

Arnaud Lagardère, 42, has been manager of Lagardère SCA since March 17, 2003. In addition, Mr. Lagardère has been Chairman of Lagardère Media (the media division of Lagardère SCA) and Lagardère Active (the audiovisual branch of Lagardère Media) since 1999. A graduate of the Université Paris-Dauphine, Mr. Lagardère began his career in 1987 working with his father, Jean-Luc Lagardère. He has been Vice-Chairman of the Supervisory Board of the ARJIL bank, manager of the Emerging Activities and Electronic Media Division of Matra, and Chief Executive Officer of Lagardère SAS. In 1994, Mr. Lagardère became President and Chief Executive Officer of Grolier Inc. in the United States. After returning to France in 1998, Mr. Lagardère focused on the media activity of the group which he reorganized and consolidated. He successfully completed the divestiture of Club Internet, the acquisition of a 34% holding in Canalstat and a 27.4% stake in Multithématiques, the purchase of the Virgin Stores and, more recently, the repurchase of the publishing division of Vivendi Universal. Mr. Lagardère is a director of Lagardère SAS and certain of its subsidiaries, of Hachette S.A. and certain of its subsidiaries, of Lagardère Capital & Management, and of Canalsatellite. He is also the Executive Managing Director of Grolier Inc. and Lagardère Capital & Management. Mr. Lagardère is also Vice President and Executive Managing Director of Arjil Commandite-Arco, Vice-Chairman of the Supervisory Board of Banque Arjil & Compagnie, and manager of Nouvelles Messageries de la Presse Parisienne, HFG and Lagardère Elevage.

Henri Martre, 75, served as Chairman and Chief Executive Officer from 1983 to 1992 of Aérospatiale. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Gifas (Groupement des industries françaises aéronautiques) from 1990 to 1993, Chairman of AECMA (European Association of Aerospace Manufacturers), and Chairman of AFNOR from 1993 to 2002. An engineer, Mr. Matre is a director of Renault S.A., SOGEPA (French State holding company of EADS), On-X and SOFRADIR, and Chairman of the Supervisory Board of ESL. He is a member of various councils of the French State (Higher Council for Commercial Aviation, CEPII Board), as well as a number of associations and foundations (Vice President of the Foundation for Strategic Research, Chairman of the Japan Committee at MEDEF and Chairman of the Franco-Japanese Industrial Techniques Organization). Mr. Marte is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications. He was Délégué général pour l’armement from 1977 to 1983.

Bernard Dufau, 62, joined IBM France as an engineer in 1966 and served in various positions in marketing and management throughout France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Business Director (1983-1988) as well as General Operating Director (1998-1993) for IBM France. In 1994, he became the Managing Director of IBM Europe’s Distribution Division. Mr. Dufau served as Chairman and Chief Executive Officer of IBM France from January 1, 1995 to April 1, 2001. He has been a corporate strategic consultant since July 2001. Mr. Dufau is also a director of Dassault Systèmes and Team Partners Group. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and President of the SUPLEC Engineers Association.

Jean Simonin, 58, is the former Managing Director of the Consumer Agency of France Telecom S.A. in Toulouse. Mr. Simonin led France Telecom’s commercial activities at the DED South West from 1993 to 1996. He directed France Telecom’s commercial agency in Avignon from 1989 to 1992, and the agency in Nevers from 1986 to 1989. Prior to 1986, Mr. Simonin held various positions at France Telecom S.A. in Nevers, Cluses, Evry and Paris. He is a director of AFTAS. Mr. Simonin graduated from the Centre national des arts et métiers.

Directors Representing the State

Pierre-Mathieu Duhamel, 47, is the Budget Director at the Ministry of the Economy, Finance and Industry. He was ministerial assistant in the Budget Department of the Ministry of the Economy, Finance and Industry from 1981 to 1985. From 1985 to 1987, Mr. Duhamel was Assistant Managing Director of the Directorate of the Département des Hauts de Seine. From January 1988 to May 1988, Mr. Duhamel was joint counselor to the State Minister, the Minister of the Economy, Finance and Privatization and the Minister for the Budget. From June 1988 to October 1988, Mr. Duhamel was head of the Budget Department. From November 1988 to April 1991, Mr. Duhamel was Managing Director of the Département des Hauts de Seine. From May 1991 to April 1992, he was Deputy Director at the Paris City Hall. From May 1992 to November 1992, Mr. Duhamel was Director of Finance and Economic Affairs of the City of Paris. From December 1994 to April 1995, he served as Director of Public Accounting at the Budget Ministry. From May 1995 to February 1996, Mr. Duhamel served as Deputy Director to the Prime Minister. From March 1996 to May 1999, he was Director of Customs and Indirect Taxes. In 1999, Mr. Duhamel became General Secretary of Louis Vuitton – Moët – Hennessy, a position he occupied until April 2000. In May 2000, Mr. Duhamel was named Ministerial Financial Advisor to the French delegation to the OECD, a position he occupied until November 2002. Mr. Duhamel is on the boards of Air France, Electricité de France and SNCF. Mr. Duhamel is a graduate of the Institut d’études politiques de Paris and studied at the Ecole nationale d’administration.

Daniel Samuel Lajeunesse, 55, has been Managing Director of Agence des Participations de L’Etat within the Ministry of the Economy, Finance and Industry since 2003. He is also a member of the board of directors and the Strategy Committee of Air France. As a civil director from 1973 to 1983 in the Treasury Department of the Ministry of Finance, his responsibilities included management of State funds, financial markets and currency markets, and he was an alternate director for France with the International Monetary Fund in Washington from 1977 to 1979. From 1983 to 1985, Mr. Samuel Lajeunesse served as Deputy Director of Multilateral International Affairs within the Treasury Department. In this position, he was a member of the Monetary Committee of the EEC and co-President of the Club de Paris. In 1992, Mr. Samuel Lajeunesse became Chairman and Chief Executive Officer of Lyonnaise de Banque, a general commercial bank and subsidiary of CIC. At the same time, he served as Chairman and Chief Executive Officer of Banque de Vizille, the only commercial bank in the region and a subsidiary of Lyonnaise de Banque. In 2003, Mr. Samuel Lajeunesse was named Managing Director of the newly-formed Agence des Participations within the Ministry of the Economy, Finance and Industry. Mr. Samuel Lajeunesse is a graduate of the Institut d’études politiques de Paris and holds a Master’s degree in economics from Université de Paris-Assas. He also studied at the Ecole nationale d’administration.

Jean-Jacques Gagnepain, 61, is the Director of Technology within the Ministry for Research and New Technologies. He was an assistant at the Université de Franche Comté (1964-1973) and then a master assistant at the same university, and he worked at the National Bureau of Standards in the United States (1975-1976). In October 1976, Mr. Gagnepain joined CNRS (Laboratoire de Physique et Métrologie des Oscillateurs). In January 1978, he was named Director of the Research Laboratory at CNRS and from 1988 to 1999, he progressed from Director of Research, first class, to the top echelon within CNRS. He headed the Engineering

Sciences Department at CNRS from 1992 to 2001. From 2001 to 2003, Mr. Gagnepain served as a scientific advisor to the Délégué Général pour l’Armement, the Chairman of the National Institute of Transportation and Security Research, and Chairman of the Laboratoire Central des Ponts et Chaussées. Mr. Gagnepain received a doctorate degree in Physics in 1972.

Yannick d’Escatha, 55, has been Chairman of CNES since February 2003. He was previously Deputy Managing Director of Electricité de France. Prior to becoming Deputy Managing Director of EDF in 2000, Mr. d’Escatha held senior management positions at CEA. From 1999 to 2000, he served as Chairman of CEA-Industrie. From 1995 to 1999, he was Managing Director and Chairman of CEA-Industrie. From 1990 to 1992, he served as Director of the Advanced Technology Division. Prior to CEA, he joined Technicatome, a subsidiary of CEA, serving in various positions between 1982 and 1990, including Director of the Industrial Division, Director of the Cadarache and Aix-en-Provence branches, and Deputy Managing Director from 1987 to 1990. From 1969 to 1981, Mr. d’Escatha was a professor and researcher at the Ecole polytechnique and the Ecole nationale supérieure des mines de Paris, and he held various administrative positions within the Ministry of Industry. Mr. d’Escatha holds a DEA degree in engineering from the Université de Paris VI. He is also a graduate of the Ecole polytechnique and the Ecole supérieure des mines de Paris.

Jean-Pierre Jouyet, 49, has been Secretary of the Treasury at the Ministry of the Economy, Finance and Industry since June 24, 2000. He is also a director of Air France, CADES, BCEAO and FNEP, an advisor for Banque de France (BDF) and a government representative to the ANCV. In 1980, Mr. Jouyet was appointed Inspector of Finances at the General Inspectorate of Finances and, in 1983, General Reporter of the Tax Council mission to study measures to simplify taxation. He was Bureau Chief of the tax legislation department from 1984 to 1986, then in charge of sub-section D (revenues tax and indirect taxes) in 1988. Mr. Jouyet was Chief of Staff for Roger Fauroux, Minister for Industry and National and Regional Development from 1988 to 1991. From 1991 to 1994, Mr. Jouyet was director of the Cabinet of Jacques Delors, President of the Commission of the European Union and, from 1994 to 1995, Chief of Staff of the European Commission. From 1995 to 1997, Mr. Jouyet was a partner at the law firm of Jeantet et Associés and, from 1997 to 2000, served Deputy Chief of Staff for Prime Minister Lionel Jospin. Mr. Jouyet is a graduate of the Institut d’études politiques de Paris, and holds a DEA degree in public law. He is also a graduate of the Ecole nationale d’administration.

Jacques de Larosière, 74, is Honorary Chairman of the Per Jacobsson Foundation and the Chairman of the Observatoire de l’épargne européenne. An advisor at Paribas (which became BNP Paribas) since 1998, he is also a trustee of Reuters Founders Share Company Limited. Mr. de Larosière served as president of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. Mr. de Larosière was also Chairman of the Board of Governors, for the Group of Ten from 1990 to 1993. He was the Governor of the Banque de France from 1987 to 1993 and Managing Director of the International Monetary Fund from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’etudes politiques de Paris, and the Ecole nationale d’administration.

Henri Serres, 53, has been Managing Director of Information Systems Security at the General Secretariat for National Defense since March 2000. Mr. Serres served in the cabinet of André Giraud, Minister of Industry from 1978 to 1980 and then served as Technical Director at the Ministry of Defense from 1981 to 1986. Mr. Serres was Director of Public Radiotelephony Business at Matra Communication from 1986 to 1989. He was a director of the Department of Communications and Service Industries from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000. Mr. Serres is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Directors Elected by the Employees

Alain Baron, 53, works at France Telecom’s research and development center in Issy-les-Moulineaux. Mr. Baron has been an employee of France Telecom since 1977.

Monique Biot, 53, is a telemarketing agent at the agency in Valenciennes. Prior to her current position, Ms. Biot held various positions at France Telecom S.A. and the French postal service (PTT). She began her professional career with PTT in 1969.

Michel Bonneau, 46, was appointed the head of the personnel management team at France Telecom’s Human Resources Center in Orléans in 2000. Prior to his current position, Mr. Bonneau was Director of Human Resources at France Telecom’s UER in Orléans from 1998 to 2000. In that capacity, he was responsible for the development of expertise at a service unit in Orléans from 1997 to 1998. Prior to that position, Mr. Bonneau held various positions at PTT. Mr. Bonneau holds a degree in history from the Université François Rabelais in Tours.

Michèle Brisson-Autret, 53, has worked for the Controlling and Accounting Department of the France Telecom Group since 2002. Prior to her current position, Ms. Brisson-Autret held various positions in accounting and controlling. Ms. Brisson-Autret holds a Master’s degree in modern literature from the Université François Rabelais in Tours.

Jean-Claude Desrayaud, 55, was Director of Communications and External Relations for France Telecom’s Alps region from 1999 to 2003. Prior to that position, Mr. Desrayaud was in charge of communications for France Telecom’s Melun region from

1998 to 1999, and directed internal communications in France Telecom’s Communications division from 1994 to 1997. Prior to 1994, Mr. Desrayaud held various positions within France Telecom. Mr. Desrayaud holds a post-graduate degree in communications and human resources from the IAE in Orléans.

Jean-Michel Gaveau, 51, is supervisor of Telecommunication Lines Work at the Regional Network Unit in Rouen. He has been an employee of France Telecom since 1977.

Sandrine Le Roy, 31, is a communications manager within a union federation. She has served as Chief Project Assistant for France Telecom, ONS Communication (1994-1995) and was the editorial secretary of En Direct, the newsletter for managers, from 1995 to 1998. From 1998 to 2001, Ms. Le Roy was responsible for written media and youth and educational multimedia and served as deputy editor of Interactivité, the newsletter for the educational sector, within France Telecom’s Information Division. Ms. Le Roy holds a Master’s degree in Information and Communications, with a focus on audiovisual, from the Faculté de Lettres de Metz.

6.2 EXECUTIVE OFFICERS

The following table sets forth the names and the positions of the executive officers of France Telecom as announced on March 30, 2004.

Name (age)	Position	Date Position Assumed	Date Appointed to Executive Committee

Thierry Breton (49)	Chairman and Chief Executive Officer	October 2002	October 2002

Jacques Champeaux (56)	Senior Vice President, assisting Thierry Breton for Regulatory Affairs	March 2004	January 1996

Frank E. Dangeard (45)	Senior Executive Vice President, Financial Rebalancing and Value Creation (FT 2005)	January 2003	January 2003

Stéphane Pallez (44)	Senior Vice President, assisting Franck E. Dangeard for Financial Rebalancing and Value Creation	April 2004	April 2004

Didier Lombard (62)	Senior Executive Vice President, Technologies, Strategic Partnerships and New Usages (FT 2005)	April 2003	April 2003

Olivier Barberot (49)	Senior Executive Vice President, Development and Optimization of Human Competencies (FT 2005)	March 2003	March 2003

Didier Quillot (45)	Senior Vice President, Marketing and Branding Coordination (FT 2005), in charge of Orange France	March 2004	March 2004

Operational Divisions:

Barbara Dalibard (45)	Executive Vice President, Enterprise Communication Services	January 2003	January 2003

Olivier Sichel (36)	Executive Vice President, Home Communication Services	March 2004	January 2003

Thierry Breton (49)	Chairman of Orange, Personal Communication Services	October 2002	October 2002

Sanjiv Ahuja (47)	Executive Vice President, CEO of Orange, Personal Communication Services	March 2004	March 2004

John Alwood (52)	Executive Vice President, in charge of Orange UK	March 2004	March 2004

Michel Davancens (56)	Executive Vice President, Sales and Services France under the responsibility of Michel Combes	March 2004	January 2003

Jean-Paul Cottet (49)	Executive Vice President, International	January 2003	September 2002

Performance Divisions:

Jean-Philippe Vanot (51)	Senior Vice President, Networks, Carriers and IT	March 2004	January 2003

Pascal Viginier (46)	Senior Vice President, Technology and Innovation	March 2004	March 2004

Louis-Pierre Wenes (55)	Senior Vice President, Sourcing	January 2003	January 2003

Jean-Paul Cottet (49)	Executive Vice President, TOP Program	March 2004	September 2002

Patricia Langrand (40)	Senior Vice President, Content Aggregation	March 2004	March 2004

Support Functions:

Michel Combes (41)	Senior Vice President, Finance, Chief Financial Officer	January 2003	January 2003

Bernard Bresson (54)	Senior Vice President, Human Resources	January 2003	January 2003

Olivier Barberot (49)	Senior Executive Vice President, Management Networks and Internal Communications	March 2004	March 2003

Jean-Yves Larrouturou (42)	Senior Vice President, General Secretary	March 2004	March 2004

Marc Meyer (45)	Senior Vice President, External Communications	January 2003	January 2003

Management Biographies

Thierry Breton, 49, was appointed Chairman of the board of directors and Chief Executive Officer of France Telecom S.A. on October 2, 2002. Prior to his current position, Mr. Breton was Chairman and CEO of Thomson Multimedia S.A. from 1997 to September 2002. From 1993 to 1997, he was a member of the executive committee of the Bull Group and Vice-Chairman of the board of directors of the Bull Group beginning in November 1995. Prior to that date, Mr. Breton was Chief Executive Officer of CGI, a service development company, from 1990 to March 1993, Chief Executive Officer of Futuroscope from 1986 to 1990, and Chief Executive Officer of Forma Systems, a systems analysis and software engineering company, from 1981 to 1986. He is Chairman of the board of directors of Orange S.A. and TSA (formerly Thomson S.A.). Mr. Breton is also a director of Thomson (formerly Thomson Multimedia), Schneider Electric, TSA and Dexia (Belgium). He is a member of the Supervisory Board of AXA and Equant N.V. Mr. Breton is a graduate of the Ecole supérieure d’électricité (Supelec) Paris and the 46th session of the Institut des hautes études de défense nationale (IHEDN).

Jacques Champeaux, 56, was appointed Senior Vice President assisting Thierry Breton for Regulatory Affairs in March 2004. He had previously served as Senior Vice President in charge of the General Secretariat since January 2003. He had been Executive Vice President at the Business Division from January 1996. Prior to being appointed to this position, Mr. Champeaux held senior management positions in several of France Telecom S.A.’s subsidiaries. From 1992 to 1995, he served as chief executive officer of Cogecom (the holding company, at the time, for most of France Telecom S.A.’s subsidiaries); from 1990 through 1991, he was Chief Executive Officer of Télécom Systèmes Mobiles; from 1987 through 1989, he was Chief Executive Officer of Transpac; and from 1983 through 1987, Mr. Champeaux served as Chief Executive Officer of the Compagnie Auxiliaire des Télécommunications (France Telecom S.A.’s venture capital company). Mr. Champeaux joined France Telecom in 1971 and, until 1983, worked at the CNET, the predecessor of France Telecom Research and Development, where he was successively in charge of research for electronic switching, networks, and finally the Services Division. Mr. Champeaux is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Frank E. Dangeard, 45, was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation (FT 2005) in January 2003. Appointed Chairman of the Board of Directors of Thomson (formerly known as Thomson Multimedia) in October 2002, he joined this company in April 1997 as Deputy Managing Director and was named Vice-Chairman of the board of directors in July 2001. He is also a director of Orange S.A., Thomson (formerly known as Thomson Multimedia) and Wanadoo S.A., and a member of the Supervisory Board of Equant N.V. From September 1989 to April 1997, Mr. Dangeard was Managing Director of SBC Warburg and, from 1995, Chairman of the management board of the investment bank SBC Warburg France. From September 1986 to June 1989, he was an attorney with the firm of Sullivan & Cromwell LLP in New York and London. He is a member of the New York Bar. Mr. Dangeard is a graduate of HEC, the Institut d’études politiques de Paris and Harvard Law School.

Stéphane Pallez, 44, will be appointed Senior Vice President, assisting Franck E. Dangeard for Financial Rebalancing and Value Creation, in April 2004. Before joining France Telecom, she began her career in 1984 and spent the last 19 years with the Ministry of the Economy, Finance and Industry at the Treasury Department. Ms. Pallez was Deputy Director of European and International Affairs from 2000 to 2004. Prior to that, she was Assistant Director in charge of “French State Interests” from 1998 to 2000 and in charge of “Insurance Regulation” from 1995 to 1998. Before holding these positions, Ms. Pallez was in charge of various international and regulatory affairs, with the Treasury Department. From 1991 to 1993, she was technical adviser at the Cabinet of the Minister of the Economy and Finance. From 1988 to 1990, she was deputy director of the World Bank. Ms. Pallez is a graduate of the Institut d’études politiques de Paris and the Ecole nationale d’administration.

Didier Lombard, 62, was appointed Senior Executive Vice President of Technologies, Strategic Partnerships and New Usages (FT 2005) in April 2003. He began his career in France Telecom’s R&D in 1967 where he worked on developing a number of new products for France Telecom in relation to satellite and wireless systems. From 1988 to 1990, he was the scientific and technical director at the Ministry of Research and Technology and was then appointed general manager of industrial strategy at the Ministry of the Economy, Finance and Industry. Mr. Lombard has also served as a deputy ambassador for international investment for several years and was the Chairman of the French agency for international investment. He is also a director of Thomson. Mr. Lombard is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Olivier Barberot, 49, was appointed Senior Executive Vice President of Development and Optimization of Human Competencies (FT 2005) in March 2003 and was named head of Management Networks and Internal Communication, in March 2004. After several engineering positions held until 1985, Mr. Barberot was the General Secretary of the Futuroscope in Poitiers from 1985 to 1991, then the General Secretary of the CGI until 1993. From 1993 to 1997, he was the General Secretary of the Université Léonard de Vinci. He has been a member of Thomson’s executive committee for Human Resources since 1997. Mr. Barberot is a graduate of the Ecole des Mines de Paris.

Didier Quillot, 45, was appointed Senior Vice President, Marketing and Branding Coordination (FT 2005) in March 2004. He has responsibility for branding and marketing for the entire France Telecom group. Mr. Quillot is also Chairman and Chief Executive Officer of Orange France, heading all existing operations and future expansion in France. He has held the position of CEO of Orange France from January 2000, and was appointed Chairman in 2003. Mr. Quillot joined France Télécom Mobiles in 1994 as Chief Executive Officer of the company’s distribution subsidiary, formerly Cellway, and became in 1999 General Manager of Itineris, rebranded Orange in 2001. Prior to that, Mr. Quillot was Executive Vice President of the Canal+ group and member of the Board of Tonna Electronique, the group’s manufacturing subsidiary. Mr. Quillot is a graduate from INSA Toulouse, major in electronics engineering and also has a graduate degree in Management and International Finance from the Institut d’Administration des Entreprises.

Barbara Dalibard, 45, was appointed Executive Vice President of Enterprise Communication Services in March 2004. She had served as Executive Vice President of the Corporate Solutions Division since January 2003. Ms. Dalibard began her career with France Telecom S.A. in 1982, holding various commercial sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole normale supérieure, a qualified math teacher and a graduate of the Ecole nationale supérieure des télécommunications.

Olivier Sichel, 36, was appointed Executive Vice President of Home Communication Services in March 2004. He was appointed Executive Vice President in charge of Wanadoo in January 2003. Mr. Sichel joined France Telecom in 1998 as manager of the distribution network of the Luxembourg agency in Paris. He then directed the France Telecom agency in Neuilly-sur-Seine, which covers the northern half of the Hauts de Seine department, for two years. Since September 2000 he has been directing the e-Merchant activities of Wanadoo, including the alapage.com site for cultural goods and the Marcopoly site for equipment. Mr. Sichel, an Inspector of Finances, is a graduate of ESSEC and the Ecole nationale d’administration.

Sanjiv Ahuja, 47, was appointed Executive Vice President, Personal Communication Services, and Chief Executive Officer of Orange S.A. in March 2004. He joined Orange in April 2003 as Chief Operating Officer, reporting to the then Chief Executive Officer Sol Trujillo. In this role, he was responsible for accelerating the leverage of the Orange technology platform and on operationalizing its growth strategy. Before joining Orange, Mr. Ahuja was Chief Executive Officer of Comstellar Technologies, a California–based company focused on creating and bringing to market innovative communications technologies. He was previously President of Telcordia Technologies (formerly Bellcore), and led the growth of Telcordia into European markets. He began his career at IBM in 1979 as a software engineer. From 1987 to 1990 he managed IBM strategy for transaction processing, and from 1990 to 1994 he was responsible for IBM’s distributed network and systems business, leading IBM into the telecommunications software market globally. Mr. Ahuja has a degree in electrical engineering from Delhi University, India, and a masters in computer science from Columbia University in New York.

John Alwood, 52, was appointed Executive Vice President in March 2004, in charge of Orange UK. He joined Orange in December 2000 and is responsible for all existing operations and future expansion in the United Kingdom. John Alwood came to Orange from the Trinity Mirror Group, where he was Deputy Chief Executive and Chief Operating Officer. He joined the Mirror Group in 1992 as Finance Director, becoming Chief Executive in 1999 before its merger with Trinity plc. Prior to that, he was Finance Director at Microtel Communications, later to become Orange. He began his career in regional newspapers, moving to News International in 1980 as Chief Accountant for “The Sun” and “News of the World”, rising to Finance Director of Sky Television in 1989. John Alwood holds a B.A. (Hons) in Economics and Statistics from Exeter University, as well as being a fellow of the Institute of Chartered Accountants of England and Wales.

Michel Davancens, 56, was appointed Executive Vice President of Sales and Services France in March 2004. He was appointed Senior Vice President in charge of the Animation and Evaluation of Group Management Networks in January 2003. Mr. Davancens began his career at France Telecom in 1971 at the National Center for Telecommunications Studies prior to joining the General Telecommunications Division in the Programs and Financial Affairs department in 1977. After being assigned to the National Education Ministry in 1980, where he was assistant to the director of scientific and technical information, Mr. Davancens headed operations in Tours. From 1988 to 1991, Mr. Davancens was seconded to the Paris City Hall to head the IT and Telecommunications Division, after which he re-joined France Telecom S.A. as Executive Vice President of Information Systems. After serving as Deputy Corporate Senior Vice President for Ile de France from 1988 to 2002, Mr. Davancens took over as Director of Management of Senior Executives and Managers. Mr. Davancens is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Jean-Paul Cottet, 49, was appointed Executive Vice President of the International Division in January 2003, also in charge of the Information systems division from that date to March 2004, and was also placed in charge of the TOP Program in March 2004. Mr. Cottet began his career at France Telecom S.A. in 1980, in the Provence Alpes Operational Division in charge of the Transmission Lines department, before becoming Teletel project manager at the regional office in Marseilles and then heading the Commercial and Telematics group at the regional office in Marseilles. After serving as project manager in 1985 at the Commissariat Général au Plan (the government’s policy office) and then as technical adviser to the Cabinet of the Ministry of Postal Services and Telecommunications, Mr. Cottet assumed the reins of the Operational division of Melun in 1988. After assuming certain sales responsibilities in 1992, first in the Marketing and Sales to Professionals department and then in the Professional Accounts division of the Consumer branch, Mr. Cottet held the position of Vice President for Consumer Shareholding before becoming regional vice-president for Paris in 1998. Mr. Cottet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Jean-Philippe Vanot, 51, was appointed Senior Vice President, of Networks, Carriers and IT in March 2004. He was appointed Senior Vice President for Networks and Carriers in January 2003. Mr. Vanot has spent his entire career at France Telecom S.A., having joined the company in 1977 in the National Network Division, and he has a diverse technical and operational background. Regional Vice President in Créteil and then in Bagnolet, Mr. Vanot has occupied several divisional vice president positions at the Networks Branch since 1996, including regional Vice President in Paris. Mr. Vanot is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Pascal Viginier, 46, was appointed Senior Vice President in charge of Technology and Innovation in March 2004. Mr. Viginier began his career at France Telecom in 1981 in the IT division in various management positions. In 1986, he was then appointed as sales engineer and manager for large corporate customers. In 1990, Pascal Viginier took over as Regional Director of Operations. Mr. Viginier was appointed to Director of Strategic Planning for the Information System Division in 1994. Since 1998 he has headed France Telecom R&D. Mr. Viginier is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Louis-Pierre Wenes, 55, was appointed Senior Vice President of Sourcing in January 2003. Mr. Wenes began his career in 1972 at Matra Automobile, first as production engineer, then as Director of Quality Control. He held the post of Industrial Director at Matra Electronique from 1977 to 1981. Mr. Wenes then became Chairman and Chief Executive Officer of Comelin (printed circuits) until 1985. Mr. Wenes was Director of the German subsidiary of Matra Datavision and then Vice President of that company for Europe and eastern European countries, before joining the firm of Coopers and Lybrand in 1989, where he headed the Industry and Logistics division. Mr. Wenes was later a Vice President at Gemini Consulting from 1994 to 1996, and later still he became Vice President of A.T.Kearney Paris. Mr. Wenes is a graduate of the Ecole centrale de Paris.

Patricia Langrand, 40, was appointed Senior Vice President of Content Aggregation in March 2004. Ms. Langrand began her career with France Telecom S.A. in 1988, holding various strategic, marketing and financial management positions. In 1995, she joined the French Department of Industry, as Director of Audiovisual, Network and Multimedia Affairs. At the end of 1999, Ms. Langrand joined the Canal+ Group and was nominated Chief Technical Officer of the Group. Ms. Langrand returned to France Telecom S.A. in November 2002 to become Head of the Office of the Chairman, Thierry Breton. Ms. Langrand is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Michel Combes, 41, was appointed Senior Vice President of Group Finance and Chief Financial Officer in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in technical assistance. Mr. Combes is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Bernard Bresson, 54, was appointed Senior Vice President of Group Human Resources in January 2003 and interim Senior Executive Vice President of the Development and Optimization of Human Competencies Program from that date to March 2003.

He was previously appointed Senior Vice President Human Resources in May 2000. Prior to this position, Mr. Bresson served as Deputy Executive Director for the South West region beginning in October 1997. From 1996 to 1997, Mr. Bresson served as Assistant Director of France Telecom’s Human Resources Division; from 1988 to 1996, he led the Employment and Compensation Section of the Group’s Human Resources Division; from 1981 to 1988, he served as director of regional operations in Provence Alpes after heading the Financial Affairs and Information Services division of the same regional division. From 1978 to 1981, he worked as director of quality control and management in Lyons. Mr. Bresson joined France Telecom in 1974. He is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Jean-Yves Larrouturou, 42 , was appointed Senior Vice President, General Secretary of France Telecom in March 2004. Mr. Larrouturou joined France Telecom in 2003 after spending the last 15 years at the Ministry of the Economy, Finance and Industry. Mr. Larrouturou started at the Club de Paris and continued his career within the Treasury Division, Office of Financial Markets, then as Finance Attaché in Brussels. In 1995, he was appointed head of the Office of Capital Transactions, and in 1998, was named Assistant Director of State Financing, Banking and Monetary Division. In 2001, he was appointed Communications Director at the Ministry. Mr. Larrouturou is a graduate of the Ecole centrale de Paris, the Institut d’etudes politiques de Paris, the Ecole nationale d’administration and the Institute for Fiscal and Monetary Policy –Tokyo.

Marc Meyer, 45, was appointed Senior Vice President of Group Communications in January 2003, and named in charge of External Communications in March 2004. He was recruited by France Telecom in October 2002 as advisor to the Chairman. Mr. Meyer began his career in 1984 as parliamentary attaché to the French National Assembly, and he has also worked in communications and marketing at Bull. From March 1997 to February 2000, Mr. Meyer was Vice President in charge of communications at the Thomson group. He has been a member of the executive committee of Thomson Multimedia and Vice President in charge of Communications and entrepreneurial relations since February 2000. Mr. Meyer is a graduate of the Université Paris Sorbonne.

6.3 CORPORATE GOVERNANCE

France Telecom S.A. follows the principles of corporate governance for listed French companies set forth in the French Viénot reports of July 1995 and July 1999 and the Bouton report of September 2002. Within this framework, France Telecom S.A. has implemented key principles of corporate governance that define:

■	the responsibility and integrity of executives and directors;

■	the independence of the board of directors;

■	the transparency and disclosure of information; and

■	respect for the rights of shareholders.

France Telecom has also made an effort to take into consideration, given its unique status and the exemptions available to it as a French company, the new corporate governance rules and recommendations that have recently been enacted in the United States. These rules differ from the rules and regulations applicable in France, notably with respect to director independence and the role, structure, composition and organization of the committees of the board of directors.

Committees of the Board of Directors

Pursuant to the guidelines set out in the Viénot and Bouton Reports, the board of directors created the following four specialized committees:

	Year Created	Chairman	Members

Audit Committee	1997	Bernard Dufau(1)	Yannick d’Escatha Jean-Pierre Jouyet Jacques de Larosière Stéphane Richard(1)

Compensation, Selection and Organization Committee	1997(2)	Marcel Roulet(1)	Thierry Breton(3) Arnaud Lagardère(1) Henri Serres

Strategy Committee	2003	Thierry Breton	Pierre-Mathieu Duhamel Jean-Jacques Gagnepain Denis-Samuel Lajeunesse Henri Martre(1) Jean Simonin

Policy Committee	2003	Thierry Breton	Alain Baron Monique Biot Michel Bonneau Michèle Brisson-Autret Jean-Claude Desrayaud Jean-Michel Gaveau Sandrine Le Roy

(1)	Independent director as defined by the Bouton report.

(2)	The Compensation, Selection and Organization Committee replaced the Compensation Committee created in 1997.

(3)	Only for Selection and Organization.

The board of directors has adopted internal rules for each of these committees.

Audit Committee

Powers of the Audit Committee

The audit committee has the following duties to be performed on behalf of the board of directors:

■	review drafts of individual and consolidated, annual and half-year financial statements, as well as the drafts of management reports, activity and income tables;

■	ensure compliance with accounting rules adopted for the preparation of the individual and consolidated financial statements;

■	verify that internal information gathering and control procedures are properly applied;

■	ensure the quality and relevance of information provided to shareholders;

■	organize the procedure for selecting France Telecom’s statutory auditors and provide a recommendation to the board of directors regarding the choice of statutory auditors and their terms of compensation;

■	study on a yearly basis the respective working plans of the statutory auditors and the internal auditors and examine the internal audit report for the previous year and the list of duties for the current year;

■	examine on a yearly basis the management report on the Group’s exposure to risks, particularly financial and litigation risks, and material off-balance sheet commitments.

Audit Committee Independence

Pursuant to the internal rules of the Audit Committee, the Chairman of the Audit Committee is chosen by the board of directors, among the independent members, as defined by the Bouton Report, and the Chairman of the board of directors may not be a member of the Audit Committee.

The Audit Committee is comprised of two independent directors, as defined by the Bouton Report, and three directors appointed by the French State.

The Audit Committee shall meet as often as is deemed necessary and shall address all questions within the scope of its powers. The Audit Committee may request all documents and information necessary to fulfill its duties and ensure the realization of all internal and external audits. The Audit Committee may meet with the statutory auditors without management present when examining the draft annual and half-year accounts. All accounting and audit irregularities shall be brought to the attention of the Audit Committee.

Financial Expert

In addition to the requirement that all members of the Audit Committee have a general understanding of financial and accounting matters, the Audit Committee must also include among its members at least one person who qualifies as a “financial expert”, having served in a position equivalent to financial director, director of accounting, or auditor in a company comparable to France Telecom.

At its meeting held on December 3, 2003, the board of directors determined that the Audit Committee included at least one financial expert, Mr. Stéphane Richard.

Activity during 2003

The Audit Committee met ten times in 2003. On average, four out of five committee members participated in each meeting held during the year. The Audit Committee met regularly with the Company’s executive officers and managers of the Group Finance Department, as well as the internal audit and risk control director and the statutory auditors, in order to examine their action plans and the work that had been accomplished.

The Audit Committee’s activity in 2003 focused on the following themes:

■	Auditor Relations: Nomination of the statutory auditors to be approved by decree and examination of auditor independence principles and the rules relating to auditor services within France Telecom.

■	Internal Audit: Review of the 2002 internal audit assessment and monitoring of internal audit objectives; oversight of the 2003 internal audit program; presentation by the statutory auditors regarding aspects of the internal audit.

■	Results: Review of the draft consolidated and statutory accounts at December 31, 2002 and at June 30, 2003, as well as management presentations regarding revenues, the TOP Program and financial results.

■	Review and monitoring of material financial transactions, including the capital increase in April 2003, the public exchange offer and tender offer (offre publique de retrait) that will be followed by a compulsory purchase (retrait obligatoire) of the outstanding shares of Orange S.A. The tender offer is not extended into, nor can it be accepted in, the United States or in other countries in which such an offer would be illegal or subject to restrictions (see “Item 4. Information on France Telecom – 4.3.2.1 Orange – General Description of Orange”).

■	Review of the 2003 budget established in relation to the new organization that has been put into place.

■	Review of the Group’s financial policies and analysis of debt and liquidity.

■	Regulatory Matters: Review of the law dated August 1, 2003 on Financial Security and review of provisions of the Sarbanes-Oxley Act.

■	Adoption of the Audit Committee’s internal rules.

Compensation, Selection and Organization Committee

The duties of the Compensation, Selection and Organization Committee include submitting recommendations to the board of directors relating to the nomination of the board members, the Chairman of the board, and members of the board’s committees. The Chairman of the board informs the Compensation, Selection and Organization Committee of all nominations to the Group’s Executive Committee.

In addition, the Compensation, Selection and Organization Committee proposes the amount of directors’ fees to be submitted to the shareholders’ meeting for approval, and the method for dividing such compensation among the members of the board.

The Compensation, Selection and Organization Committee also submits proposals to the board of directors relating to compensation levels for senior executives who serve as board members and, at the Chairman of the board’s request, may be consulted for advice on the methods used for setting the compensation of the Executive Officers.

The Compensation, Selection and Organization Committee makes proposals for improving the functioning of the board of directors and for the regular updating of its internal guidelines.

The Compensation, Selection and Organization Committee met five times in 2003. On average, three committee members out of four attended each meeting held during the year.

The Compensation, Selection and Organization Committee focused on the following issues:

■	Drafting of internal rules and regulations for the board of directors and internal rules for each of the four committees of the board.

■	Adopting a Code of Ethics for the Group and ethical guidelines and regulations for market transactions.

■	Establishing a method for calculating the six-month variable portion of compensation for the Chairman and the members of the Executive Committee and determining this variable portion every six months.

■	Allocating directors’ fees for the directors appointed by the shareholders’ meeting of February 25, 2003.

Strategy Committee

The Strategy Committee is consulted on projects related to the Group’s development, changes in industrial partnerships and proposed strategic alliances. The Strategy Committee reviews projects for strategic agreements and alliances, technology and industrial cooperation, and material acquisitions and disposals of assets.

The Strategy Committee met once in 2003 to review, most notably, the plan for France Telecom’s public exchange offer for outstanding Orange shares. Five members out of seven of the Strategy Committee attended this meeting.

Policy Committee

The duties of the Policy Committee, which is composed of the seven directors representing the employees and headed by the Chairman of the board, include evaluating the company’s major economic, social and technological policies. In particular, the committee reviews the impact of regulatory changes on France Telecom’s strategy.

The Policy Committee met nine times in 2003. On average, seven out of eight committee members attended each meeting held during the year.

The Policy Committee’s activities focused on the following:

■	France Telecom’s employment policies;

■	TOP Program projects;

■	the transfer of France Telecom’s civil servants to the public sector;

■	the Group’s research and development activities;

■	reviewing draft legislation regarding France Telecom’s public telecommunications services, which was enacted into law on December 31, 2003;

■	monitoring France Telecom’s public exchange offer for outstanding Orange shares;

■	France Telecom’s financial results; and

■	growth initiatives.

When the Chairman of the board of directors cannot attend the meetings of the Policy Committee, the Policy Committee is headed by Olivier Barberot, Senior Executive Vice President of Development and Optimization of Human Competencies.

General Oversight

Pursuant to the provisions of the French Commercial Code, the Chairman of the board of directors must indicate in a report attached to the board’s management report the conditions under which the board of directors prepares and organizes its work and the internal control procedures (as defined under French law) implemented by France Telecom. In that context, France Telecom has implemented an accounting and financial system based on the system of reference of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), an internationally recognized methodology. According to the COSO system of reference, internal control should be a procedure implemented by the board of directors, the management and the employees, that is intended to provide reasonable assurance concerning the realization of objectives divided into the following categories:

■	realization and optimization of operations;

■	accuracy of financial information; and

■	compliance with applicable laws and regulations.

In 2003, France Telecom launched a Group-wide program to reinforce the effectiveness of internal controls in producing financial and accounting data, which will enable the Group to satisfy the provisions of Article 404 of the Sarbanes-Oxley Act in a timely fashion (by the end of 2005). France Telecom’s internal control procedures, which cover all of its activities, aim to provide reasonable assurance (and not a certainty) that risks will be managed and that the defined goals will be met.

Governmental and Parliamentary Oversight

As of December 31, 2003, the State held, either directly or through ERAP, 54.5% of the capital and voting rights of France Telecom S.A. French law no. 2003-1365 of December 31, 2003 authorized the transfer of the State’s interest in France Telecom S.A. from the public sector to the private sector, eliminating the obligation for the State to hold directly or indirectly more than half the share capital and adding France Telecom S.A. to the list of privatizable companies that was appended to French law no. 93-923 of July 19, 1993.

Until the date of majority of its capital is transferred to the private sector, France Telecom S.A. is subject to the following control procedures:

■	A representative of the French State (the Commissaire du Gouvernement), appointed by ministerial decree, is entitled to participate in an advisory capacity in all meetings of the board of directors of France Telecom S.A. The duty of the Commissare du Gouvernement is to assess whether the board of directors is acting in accordance with the public interest guidelines defined by the French State. Pursuant to the decree of the deputy minister of industry dated January 27, 2004, Mr. Jean-Pierre Falque-Pierrotin was named Commissaire du Gouvernement to replace Ms. Jeanne Seyvet (see “– 6.1 Board of Directors”).

■	In accordance with the legislation applicable to public sector companies, France Telecom S.A. is subject to economic and financial oversight by a committee (la mission de contrôle économique et financier), the members of which are appointed by the Minister of the Economy, Finance and Industry. This committee, which is composed of two government officials with permanent offices at France Telecom S.A.’s headquarters, can request any information and/or conduct any inquiries it may deem necessary. Its members may attend, in an advisory capacity, all meetings of the board of directors and its committees, shareholders’ meetings, and meetings of any advisory committee or body existing in France Telecom S.A. The two government representatives are currently Mr. Charles Coppolani, head of the mission de contrôle économique et financier, and Mr. Didier Hüe, State Comptroller.

■	Pursuant to French law no. 90-568 of July 2, 1990, France Telecom S.A.’s bylaws provide for the appointment by decree of a certain number of directors representing the French State (see “– 6.1 Board of Directors”).

■	In addition, the French State, as majority shareholder, is empowered to determine the result of the shareholders’ vote in the election of directors (see “– 6.1 Board of Directors”).

■	The accounts of France Telecom S.A., as well as the accounts of its majority-owned subsidiaries and of the other companies controlled by France Telecom S.A., are subject to the control of a French public accounting institution (the Cour des comptes). The Cour des comptes reviews the financial statements and issues a report on the statements and on the management of France Telecom S.A. and its majority-owned subsidiaries. The Cour des comptes is empowered to request any and all documents in relation to its mission and to conduct hearings.

In addition, parliamentary control is exercised by a high commission for postal and telecommunications public service (the Commission supérieure du service public des postes et télécommunications) which reviews the conditions under which the operators responsible for providing universal telecommunications services perform their missions. The Commission supérieure is composed of members of parliament and qualified individuals appointed by the Postal and Telecommunications Minister. The Minister is required to consult with the Commission supérieure concerning any proposed legislation relating to the postal and telecommunications sector, any draft specifications or modifications thereof for operators responsible for providing universal telecommunications services, and the decisions of operators responsible for providing universal telecommunications services concerning public service activities. The Commission supérieure holds broad inquiry and communication powers, including the power to direct the Postal and Telecommunications Minister to undertake inquiries on operators responsible for providing universal telecommunications services. Pursuant to French law no. 2003-1365 of December 31, 2003, any operator that accepts to provide a component of universal telecommunications services over the entire French territory and is capable of maintaining it may be obligated to provide such service by the Postal and Telecommunications Minister following a request for bids by one or more operators responsible for providing universal services and, at the latest December 31, 2004 (see “Item 4. Information on France Telecom – 4.12.2 French Regulations – Universal Service”).

The Postal and Telecommunications Minister may also submit any issues relating to the telecommunications industry generally for review by a national postal and telecommunications council (the Conseil national des postes et télécommunications). The Conseil national is composed of members of the Commission supérieure described above, representatives of the French State, national consumer associations, postal and telecommunications service operators, and local governments and trade unions.

6.4 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

6.4.1 COMPENSATION AND BENEFITS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate amount of compensation and other benefits, excluding employer charges, paid by France Telecom S.A. and the companies that it controls, as defined by Article L.233-16 of the French Commercial Code, during the financial year 2003 to persons who are, at December 31, 2003, or who were, during the year ended December 31, 2003, members of the board of directors or the Executive Committee of France Telecom S.A. (41 individuals in all) was €11,796,634. The amount paid in employer charges by France Telecom S.A. for 2003 was €4,780,896.

The aggregate amount of total compensation and benefits of any kind paid to each director was as follows:

Directors of France Telecom S.A.	Compensation and other benefits paid by France Telecom S.A. (gross amounts excluding employer charges) (employer charges)		Compensation and other benefits paid by controlled subsidiaries of France Telecom S.A. (gross amounts excluding employer charges) (employer charges)

	2003	2002	2003	2002
Thierry Breton	1,347,374 (1)	223,403 (2)	–	–
	(355,781)	(62,514)	–

Bernard Dufau	–	–	–	–

Arnaud Lagardère	–	–	–	–

Henri Martre	–	–	–	–

Stéphane Richard	–	–	–	–

Marcel Roulet	–	–	–	–

Jean Simonin	15,863 (3)	59,704	–	–
	(5,144)	(20,462)	–	–

Pierre Mathieu Duhamel	–	–	–	–

Yannick d’Escatha	–	–	–	–

Jean Jacques Gagnepain	–	–	–	–

Jean-Pierre Jouyet	–	–	–	–

Jacques de Larosière	–	–	–	–

Denis Samuel Lajeunesse	–	–	–	–

Henri Serres	–	–	–	–

Alain Baron	30,152	30,982	–	–
	(14,800)	(14,428)	–	–

Monique Biot	27,137	26,431	–	–
	(13,364)	(13,035)	–	–

Michel Bonneau	33,704	31,302	–	–
	(14,677)	(14,147)	–	–

Michèle Brisson-Autret	64,049	59,528	–	–
	(23,514)	(23,370)	–	–

Jean-Claude Desrayaud	67,777	63,567	–	–
	(21,391)	(20,765)	–	–

Jean-Michel Gaveau	24,872	30,398	–	–
	(11,961)	(11,668)	–	–

Sandrine Le Roy	21,257 (4)		–	–
	(10,703)		–	–

(1)	Including the 2002 variable contribution paid in 2003.

(2)	As of the date of his appointment, for the period from October 2 to December 31, 2002.

(3)	For the period from January 1 to March 31, 2003, the date on which Mr. Simonin retired.

(4)	As of the date of her election, for the period from June 26 to December 31, 2003.

Former Directors of France Telecom S.A. (in 2003)	Term ended	Compensation and other benefits paid by France Telecom S.A. (gross amounts excluding employer charges) (employer charges)			Compensation and other benefits paid by controlled subsidiaries of France Telecom S.A. (gross amounts excluding employer charges) (employer charges)

		2003		2002	2003	2002
Sophie Mahieux	January 24, 2003	–		–	–	–
		–		–	–	–

Jean-Paul Bechat	February 24, 2003	–		–	–	–
		–		–	–	–

Didier Bureau	February 24, 2003	–		–	–	–
		–		–	–	–

Pierre-François Couture	February 24, 2003	–		–	–	–
		–		–	–	–

Jean-Luc Tavernier	February 24, 2003	–		–	–	–
		–		–	–	–

Bertrand Schneiter	February 24, 2003	–		–	–	–
		–		–	–	–

Alain Costes	August 29, 2003	–		–	–	–
		–		–	–	–

Pierre Gadonneix	June 25, 2003	–		–	–	–
		–		–	–	–

René Dupy	May 26, 2003	54,114 (17,814	(1) )	94,479 (42,693)	– –	– –

(1)	For the period from January 1 to May 26, 2003.

The shareholders’ meeting of France Telecom S.A. held on May 27, 2003 decided to set the amount of director’s fees to be allocated to the members of the board of directors elected by the shareholders’ meeting for 2003 at €250,000. Directors representing the French State or employees do not receive any compensation for their office or in respect of their participation in board committees. They are only reimbursed for expenses associated with their membership on the board of directors and its committees. Mr. Thierry Breton has waived receiving these director’s fees.

Benefits in kind include the use of vehicles and telephone services during the financial year in addition to legal assistance on personal matters and financial and estate planning.

The total amount of the reserves created by France Telecom S.A. and its subsidiaries for retirement funds or funds for a similar purpose for the benefit of the directors and executive officers of France Telecom S.A. was €2,256,422 in 2003.

The contracts of certain executive officers, including Messrs. Frank E. Dangeard, Jean-Yves Gouiffès, Michel Combes, Jacques Champeaux, Marc Meyer, Louis-Pierre Wenes and Olivier Barberot contain clauses regarding a severance package providing for a maximum of 15 months’ total gross annual salary, with an additional 6 months’ notice of discharge i.e., 21 months total of gross annual salary, or the possibility of early retirement.

No director or executive officer received a signing bonus in 2003.

In 2003, the executive officers were eligible for a variable compensation component, or bonus, the target amount of which was 50% of the base salary, as follows:

■	One-third was linked to a financial objective calculated for the consolidated France Telecom group consisting, for the first six months of 2003, of the TOP indicator “Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan less investments in tangible and intangible assets excluding licenses plus improvement in working capital requirements” and, for the second six months of 2003, the weighted average of revenues (35%), operating income (30%) and the TOP indicator described above (35%);

■	One-third was linked to a financial objective calculated at the level of executive officer responsibility; and

■	One-third was linked to individually established objectives.

The first two parts of this bonus may result, if targets are exceeded, with an increase in amount reaching a maximum of 66.6% of the base salary.

Pursuant to the decisions of the board of directors, Mr. Thierry Breton receives a gross annual income of €900,000. Mr. Breton is also eligible for a bonus, the target amount of which is 50% of his base salary, entirely based on the achievement of certain financial objectives, described above, calculated at the consolidated level for the France Telecom group, and, if certain targets are exceeded, may reach a maximum of 66.6% of his base salary. In the event of termination or departure, Mr. Breton would receive a severance payment equal to 21 months of his most recent gross annual income, pursuant to a decision by the board of directors.

Pursuant to a decision of the board of directors, he benefits from a retirement plan (promesse de retraite) with defined benefits that will be paid to him when his other retirement plans have been paid out but not before he turns 60 years of age. The Compensation, Selection and Organization Committee is responsible for reviewing the provisions of its implementation.

Mr. Thierry Breton subscribes to the France Telecom group’s supplemental contingency fund (regime de prévoyance complémentaire). He has a chauffeured company car and may call upon the services of legal or financial consulting firms within the scope of his position of up to a limit of one hundred hours per year. In 2003, the value of these in-kind benefits amounted to €10,124.

The Compensation, Selection and Organization Committee shall consider and propose every six months to the board of directors the parameters for calculating Mr. Thierry Breton’s bonus for the following six-month period, and shall propose the amount of the bonus for the past six-month period based directly on France Telecom’s financial results.

6.4.2 SHARE OWNERSHIP BY DIRECTORS AND OFFICERS

Each director appointed by the shareholders’ meeting (apart from the director representing the employee shareholders) and, from the time the majority of the share capital is transferred to the private sector, each director representing employees, shall own at least one share in France Telecom.

As of December 31, 2003, to France Telecom’s knowledge, the members of the board of directors and the Executive Committee of France Telecom S.A. held a total of 101,956 shares representing less than 0.01% of the capital of France Telecom S.A.

6.4.3 STOCK OPTIONS FOR NEW AND/OR EXISTING SHARES

France Telecom S.A. does not have a stock option plan for new and/or existing shares.

To the extent that the officers and directors of France Telecom S.A. are also officers and directors of one or more subsidiaries of France Telecom S.A., including Orange S.A., Equant N.V. and Wanadoo S.A., they may receive stock subscription and/or purchase options from those companies. Information related to options allotted to these individuals, where appropriate, by Wanadoo S.A. is included in Wanadoo’s annual report (document de référence).

6.4.4 AGREEMENTS WITH CERTAIN RELATED PARTIES

No agreements subject to the prior authorization of the board of directors pursuant to Article L. 225-38 of the French Commercial Code were entered into during the financial year ended December 31, 2003.

However, the agreement entered into prior to January 1, 2000 with the French government, which provides for France Telecom S.A. to make available certain members of its personnel to certain ministries and to the office of the President of the Republic, remained in force. In the year ending December 31, 2003, France Telecom S.A. billed a total amount of €3.4 million, excluding taxes, to the various government departments involved.

6.5 EMPLOYEES

Personnel Trends

At December 31, 2003, the France Telecom group employed 218,523 persons worldwide (243,573 persons at December 31, 2002 and 211,554 persons at December 31, 2001).

The headcount at December 31, 2003, 2002, and 2001 was as follows:

Number of Employees at December 31,

	2003			2002			2001
	France	Internat.	Total	France	Internat.	Total	France	Internat.	Total
Orange	7,613	24,876	32,489	7,915	24,487	32,402	7,296	23,594	30,890

Wanadoo	4,467	1,984	6,451	4,610	2,598	7,208	4,668	2,317	6,985

Fixed Line, Distribution, Networks, Large Customers and Operators	117,741	2,052	119,793	129,037	2,664	131,701	134,806	1,610	136,416

Equant		9,547	9,547		11,112	11,112		13,777	13,777

TP Group		42,155	42,155		47,981	47,981	0	0	0

Other International	76	8,012	8,088	104	13,065	13,169	112	23,374	23,486

Total	129,897	88,626	218,523	141,666	101,907	243,573	146,882	64,672	211,554

Inc. short-term contracts	1,883			5,588			Not available

In 2003, the headcount was reduced by 25,050 employees. This decline can be explained as follows:

■	8,344 employees following company disposals;

■	3,700 employees on short-term employment contracts;

■	5,300 employees in international subsidiaries;

■	7,700 employees in France, primarily due to early retirements, retirements and transfers of civil servants to public services.

The principal measures taken to manage employment in the Group are as follows:

■	A Deployment Committee composed of senior managers was set up to direct outside recruiting. Recruitment was limited to approximately 1,000 in 2003, primarily for sales activities and R&D (2,700 in 2002 and over 4,000 in 2001).

■	A framework agreement for employment and provisional skills management was signed in June 2003 with four labor organizations. It stipulates:

-	periodic consultation with union organizations before committing to plans involving organizational changes, operations, work processes, etc.;

-	follow-up intercompany transfers and transfers to public services;

-	implementation of regional mobility offices and a national mobility support agency.

Implementation of this framework agreement reduced reliance on legal plans for downsizing in the subsidiaries. Only EGT and Wanadoo Portails have implemented such plans to protect jobs, using the possibility of job reclassifications within the Group. Employees with Wanadoo Interactive and reclassified employees of Wanadoo Portails were integrated into Wanadoo France or the Group.

■	The internalization of activities was reinforced under the TOP Program. Over 7,500 France Telecom S.A. employees now perform activities that were previously contracted out, thereby helping to reduce the Group’s external expenses.

■	The training department set up a single training bank to optimize the resources allocated to the training and development of the skills needed to boost the professionalism and qualification of employees. This training bank matches requests made by training representatives to what the Group’s in-house trainers can offer in France. When the resources are not available in-house, the training bank, together with the purchasing department, references the best outside training services for the Group in France.

A guide to the Group’s businesses was compiled and circulated throughout France Telecom S.A. and its French subsidiaries to aid management in planning jobs and skills. The following table shows the distribution of Group employees in France by nature of employment at December 31, 2003:

%

Commercial	46
Innovation and Outlook	3
Management and Support	15
Multimedia production	1
Technical Information	8
Technical Networks	2
Other areas	25

Total	100

■	The early retirement plan in force since 1996 has enabled more than 26,000 people to leave France Telecom. In 2003, more than 4,400 people left the company under the program.

At the international level, in addition to the sales of companies completed during the year, the Group’s different companies adapted their work forces to the needs of their markets:

■	pursuant to the labor contract, TP Group reduced its head count in Poland by 5,800 employees under commitments made by France Telecom when it acquired TP S.A.;

■	Equant cut over 1,500 jobs in the various countries where it does business;

■	Orange (outside France) increased its personnel in the United Kingdom and Romania. It reduced staffing in Switzerland, Sweden and Denmark and its total workforce remained stable;

■	Wanadoo (outside France) reduced its force by 600 jobs, notably in Spain.

For 2004, the employment trend within France Telecom in France will depend on the number of civil servants who want to transfer to public services. The measures taken by the French government to facilitate this transfer should result in a very significant increase in the number of candidates (nearly 300 civil servants left France Telecom in 2002 and over 700 in 2003).

The consequences of the French law of August 21, 2003 reforming retirement departures or early retirement are difficult to assess. However, France Telecom believes that the number of civil servants who meet the conditions for early retirement and will accept a package is likely to be as high as ever.

The Group will continue to optimize its organizational structure abroad, notably by better cross-company use of the support functions of its various companies. TP Group will continue its restructuring efforts by entering into negotiations to extend the labor contract formed within TP Group. Orange will again increase the number of employees to staff its growth and Wanadoo should remain unchanged.

In 2004, the Group’s workforce should decrease by at least 6%, both in France and abroad.

Labor Policy

In order to expand and anchor an earnings culture, France Telecom rewards the individual motivation and responsibility of its employees through a competitive compensation plan. This program must enable the Group to retain the people key to its success and to significantly reward those who participate in the TOP Program. Since managers have a major role in mobilizing their teams, the Executive Committee decided to base their variable compensation on the results of the program. See “Item 4. Information on France Telecom – 4.2.2 ‘TOP’ Program”.

The table below details the breakdown by socio-professional category of the Group’s employees in France at December 31, 2003:

%

Managers	18
Middle Managers	14
Supervisors	18
Employees and Technicians	50

Total	100

Labor-management negotiations:

■	The agreement covering implementation of the French National Telecommunications Collective Bargaining Agreement (CCNT in French) was signed on February 13, 2003 by the CFDT, a French labor confederation. It adapts, for private sector workers, the CCNT’s provisions to the specific characteristics and employee management methods in force today at France Telecom S.A.

■	The job skills and management planning agreement was signed on June 5, 2003 by the CFDT, the CFE-CGC, the CFTC and FO, all French labor organizations. This agreement anticipates changes in employment by developing employees’ careers within the Group and towards government posts. The agreement also institutes a stronger labor-management dialog within France Telecom S.A., which will precede organizational changes within the competent forums.

■	The wage agreement was signed on February 21, 2003 by the CFDT, the CFTC and the FO.

■	The profit-sharing agreement was signed on April 25 by the CFDT, the CFE-CGC, the CFTC and FO. It is designed to include all employees uniformly in the company’s success. The agreement was negotiated and implemented nationwide.

■	The agreement to encourage the employment of the disabled was signed on July 4 by the CFDT, the CFTC and the CFE-CGC.

6.5.1 PROFIT SHARING

Incentive Payments

France Telecom S.A. has entered into five incentive payment plans with its employees since 1992. The incentive payment plan covering 2003, 2004 and 2005 provides for an incentive payment if the annual Operating Performance Indicator (“IPO”) target is reached. The IPO is a national indicator that measures the collective contribution to France Telecom’s operating performance through increases in revenues, reductions in expenses, optimization of investments and improvements in working capital. An incentive payment is made if the customer service quality indicators are reached and if the IPO target is exceeded.

The incentive payment plan is a national plan for all of the employees of France Telecom S.A.

The following table sets forth the total incentive amounts under this plan over the past five years.

	Year

(€ millions)	1999	2000	2001	2002	2003
Incentive payments by France Telecom S.A.	60	95	102	100	159	*

*	Preliminary amount corresponding to the provision at December 31, 2003.

Profit Sharing

France Telecom entered into a group profit-sharing agreement on November 19, 1997 with four of its unions (CFDT, CFTS, CGC and FO). The agreement applies to employees of France Telecom S.A. and of its majority-held French subsidiaries.

The special profit-sharing reserve of the Group is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a special formula (an exemption amendment was signed on June 29, 2001). The special reserve is distributed to eligible employees, with 20% of the amount based on employment and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in France Telecom S.A.’s group savings plan and are not available for five years.

The following table shows the total profit-sharing amounts distributed by the Group under this plan over the past five years.

	Year

(€ millions)	1999	2000	2001	2002	2003
Special profit-sharing reserve distributed Group-wide	135	145	122	100	115

6.5.2 GROUP SAVINGS PLAN

On May 24, 2003, the board of directors of France Telecom S.A. decided to proceed with: (i) a capital increase through the issuance of new shares reserved for current and former employees who were members of France Telecom S.A.’s group savings plan and to new participants of this plan who had been with France Telecom S.A. for at least three months, and who were employees of any of the Group companies on the last day of the subscription period. The shares were offered at a price of

€15.46 per share (corresponding to the average share price for the 20 trading days preceding April 22, 2003); and (ii) a capital increase through capitalization of reserves or premiums through the free allotment to subscribers of cash shares on the basis of one bonus share for every three shares subscribed, up to a maximum subscription limit of €9,500.

The subscription period was open from June 12, 2003 to June 24, 2003, inclusive. Subscriptions were made through the collective employee shareholding fund (Fonds communs de placement d’entreprise (FCPE)).

These shares were issued on July 28, 2003 by decision of the Chairman of the board of directors. Participants in the company savings plan (PEE) subscribed to 5,596,476 cash shares and were allotted 1,754,152 free shares, for a total number of 7,350,628 new shares of France Telecom S.A. The new shares thus created bore dividends as of January 1, 2003 and were assimilated with existing shares as of the listing date.

6.5.3 OPTIONS

France Telecom S.A. does not have a stock option plan for new and/or existing stock.

After the close of the tender offer (offre publique de retrait) that will be followed by a compulsory purchase (retrait obligatoire) for the outstanding shares of Orange, France Telecom intends to offer certain holders of Orange stock options, as well as certain participants in Orange employee shareholder plans, to enter into a liquidity contract no later than three months following the date of publication of the notice stating the results of the offer.

In accordance with accounting rules, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for shares of France Telecom and be considered as diluting instruments from October 7, 2003, the closing date of the public exchange offer for Orange shares, provided that their exercise price multiplied by 25/11 does not exceed the market trading price for France Telecom shares at December 31, 2003.

In consideration of Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash amount equal to the exchange value of the number of France Telecom shares corresponding to the exchange ratio, as such exchange value will be determined by reference to an average market trading price of France Telecom shares over a period of 20 trading days, calculated over a period prior to the transfer of Orange shares, pursuant to the liquidity contract or (iii) a combination of shares and cash.

The shares will be exchanged on the basis of the exchange ratio of the exchange offer, or 11 France Telecom shares for 25 Orange shares, adjusted, if necessary, as a result of changes in France Telecom’s shareholders’ equity or share capital.

6.5.4 CIVIL SERVANTS; CIVIL SERVANT PENSION REGIME

On December 31, 2003, a majority of the employees of France Telecom S.A. were civil servants. As such, they are entitled to specific legal protection and a substantial portion of their compensation is determined by the French State.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1 MAJOR SHAREHOLDERS

At December 31, 2003, the share capital of France Telecom S.A. totaled €9,609,267,312, divided into 2,402,316,828 shares, each with a par value of €4. Each share carries one vote.

The table below indicates the distribution of share capital and voting rights in France Telecom S.A. at December 31, 2003:

Distribution of Capital at December 31, 2003,

Holder	Number of Shares		%
French State	671,786,275		27.96

ERAP	638,216,466		26.57

Total of French State and ERAP	1,310,002,741		54.53

Public	1,038,051,893		43.21

Employees(1)	54,262,194		2.26

Total	2,402,316,828	(2)	100.00

(1)	Includes only employees holding France Telecom S.A. registered shares directly or through a company savings plan.

(2)	Between January 1, 2004 and February 23, 2004, 987 new shares were created following the conversion of 81 convertible bonds increasing the total number of outstanding shares to 2,402,317,815 at February 23, 2004.

As of December 31, 2003, to the knowledge of France Telecom S.A., the members of the board of directors and the Executive Committee of France Telecom S.A. together held 101,956 shares representing less than 0.01% of France Telecom S.A.’s capital.

To France Telecom’s knowledge, no shareholder other than the French State or ERAP held, directly or indirectly, more than 5% of the capital or voting rights at December 31, 2003.

The estimated number of shareholders, based on the last survey of identifiable bearer securities conducted on November 12, 2003, is approximately 1.7 million.

Changes in Major Shareholders over the Past Three Years

To France Telecom S.A.’s knowledge, the major changes in shareholding that have occurred over the last three years were the result of:

■	The share capital transactions described in the previous section and, in particular, the subscription by ERAP of 638,216,466 shares in the context of the capital increase of April 15, 2003;

■	The repurchase by France Telecom S.A. on March 25, 2002 of 49,729,861 shares held by the Vodafone group following the contribution of Orange plc securities to France Telecom S.A. in August of 2000;

■	The transfer by Deutsche Telekom of 20,492,292 shares, representing its entire equity interest in France Telecom S.A., to institutional investors on June 19, 2002; and

■	The delivery on October 24, 2003 by France Telecom S.A. of 95,363,219 existing France Telecom S.A. shares to Orange S.A. shareholders, for the shares acquired in the public exchange offer. The public exchange offer was not extended into certain jurisdictions, including the United States.

The distribution of the share capital on the dates of the shareholders’ meetings of France Telecom S.A. has evolved as follows in terms of percentage of equity interest:

	Shareholders’ Meeting Convened to Approve the Accounts for the Financial Year Ended December 31, 2000 (May 31, 2001)		Shareholders’ Meeting Convened to Approve the Accounts for the Financial Year Ended December 31, 2001 (May 28, 2002)		Shareholders’ Meeting of February 25, 2003		Shareholders’ Meeting Convened to Approve the Accounts for the Financial Year Ended December 31, 2002 (May 27, 2003)		Shareholders’ Meeting of October 6, 2003

	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights

French State	55.5	59.7	55.4	60.6	56.4	61.5	30.2	31.6	30.1	31.5

ERAP	–	–	–	–	–	–	28.7	30.0	28.6	29.9

Public	28.4	30.4	30.6	33.5	32.3	35.2	34.9	36.4	34.9	36.4

Employees(1)	3.2	3.4	3.1	3.3	3.0	3.3	1.9	2.0	2.1	2.2

Deutsche Telekom	1.8	1.9	1.8	1.9	–	–	–	–	–	–

Vodafone Group	4.3	4.6	–	–	–	–	–	–	–	–

SITA	–	–	0.6	0.7	–	–	–	–	–	–

France Telecom S.A.	6.8	–	8.5	–	8.3	–	4.3	–	4.3	–

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Includes only employees holding registered shares directly or under a company savings plan.

7.2 SHAREHOLDERS’ AGREEMENTS

To France Telecom S.A.’s knowledge, there is no agreement, pact, or any other contract between its shareholders concerning their equity interest in France Telecom S.A.

In addition, France Telecom S.A. is party to a number of agreements, the most important of which are mentioned in the appropriate sections of Items 4 and 5 of this annual report on Form 20-F. These agreements do not contain clauses that could, as of this date, have a significant impact on the financial situation and the results of France Telecom S.A., with the exception of those described in this annual report on Form 20-F. Any potential off-balance sheet commitments linked to these equity interests appear in Note 28 of the Notes to the Consolidated Financial Statements. The most significant agreements relate to TP S.A., BITCO and TDF.

7.3 RELATED PARTY TRANSACTIONS

7.3.1 TRANSACTIONS WITH THE FRENCH STATE

Agreements with the State

While the French State’s various agencies constitute France Telecom S.A.’s largest customer group, because these various agencies generally have their own specific telecommunications needs, policies and purchasing practices, France Telecom S.A. does not view the French State as comprising a single customer and, as a practical matter, treats the various agencies as separate customers.

In 2003, France Telecom S.A. received from certain government agencies a total sum of €4.9 million (before tax) under agreements providing for the assignment of certain France Telecom S.A. employees to the office of the President of the Republic, certain ministries, and a number of other governmental agencies.

As part of its public service telecommunications obligations, France Telecom S.A. is required to provide specific services to certain governmental agencies (see “Item 4. Information on France Telecom – 4.12.1 French Regulations – Special Status of France Telecom S.A.”). France Telecom S.A. provides telecommunications services to governmental agencies under standard market conditions. The Public Service Charter (Charte du Service Public) provides that France Telecom S.A. will be fairly compensated for such services.

Following the separation of France Telecom and the Postal Service (La Poste) in 1987, France Telecom entered into a number of agreements with La Poste, which specifically provide for a sharing of personnel and real estate.

7.3.2 RELATIONSHIPS WITH SUBSIDIARIES

France Telecom has established framework agreements with its listed subsidiaries Orange, Wanadoo and Equant. France Telecom has also entered into a number of agreements with its subsidiaries or affiliated companies, regarding, notably, assistance and the licensing of brands. In addition, financial agreements exist between France Telecom and most of its subsidiaries. France Telecom believes that these agreements were entered into at arm’s length under normal market terms.

Orange

Relationship Agreement

On January 17, 2001, France Telecom and Orange entered into an agreement designed to regulate their ongoing relationship (the “Relationship Agreement”). This agreement will remain in force as long as France Telecom holds more than 50% of Orange S.A.’s capital France Telecom may terminate the agreement if the shares of Orange cease to be listed on the Premier marché of Euronext Paris S.A. and the Official List of the United Kingdom Listing Authority. The agreement provides, among other things, that:

■	all transactions entered into by a member of Orange must be judged solely on merit and according to the best interests of all Orange shareholders;

■	all transactions between the France Telecom group and Orange (including trading relationships) must reflect market conditions and be executed under normal commercial terms;

■	France Telecom and Orange must make all reasonable efforts to avoid any conflict of interest that may arise between their respective groups;

■	Orange will provide France Telecom with all financial information that France Telecom may reasonably request in accordance with the internal Financial Reporting requirements of the France Telecom group and for the purpose of establishing the Group’s financial statements. France Telecom must keep this information confidential;

■	the primary purpose of Orange’s business is to provide worldwide wireless telecommunications network services, the sale and marketing of wireless voice and wireless data communications products and services and multimedia and multi-device access to these products and services;

■	France Telecom will have the right to propose the appointment of four out of the ten members of the board of directors, including the chairman;

■	France Telecom does not intend to establish an activity that competes with the wireless telecommunications activity of Orange; if France Telecom acquires companies with activities similar to those of Orange, France Telecom will do what it can to allow Orange to acquire those activities under equivalent conditions, unless such a transfer cannot be made for legal or practical reasons. In the event that an Orange activity becomes convergent with the activity of France Telecom and results in competition between the two groups, France Telecom and Orange will discuss in good faith the development and continuation of this convergent activity on a common basis; and

■	Orange will conduct its financial policy in close collaboration with France Telecom; in particular, if Orange wishes to increase its level of debt, it must first consult France Telecom and, should France Telecom have surplus funds that would allow it to lend these funds under better conditions than those that Orange could obtain, Orange will obtain the financing through France Telecom.

Other Agreements between Orange and France Telecom

In order to benefit from the brand image of France Telecom, Orange has entered into a trademark licensing agreement that allows Orange to use the figurative France Telecom trademark both in France and abroad, as of January 1, 2002. This license has been granted for an annual royalty of 0.13% of the gross revenues of Orange France and some of its French subsidiaries realized from third parties (“external revenues”). The contract was amended on January 1, 2004 to fix the remuneration to 0.06% of the “external revenues” of Orange France and some of its French subsidiaries.

In order to benefit also from the experience of France Telecom in the internal management of its administrative, legal, financial and accounting departments, Orange signed two agreements with France Telecom, effective January 1, 2002 for advice and assistance services. The first agreement was entered into for the benefit of Orange and its French subsidiaries in consideration for an annual remuneration equal to 0.37% of gross “external revenues” of Orange, Orange France, and certain French subsidiaries. The second agreement was entered into for the benefit of Orange and certain foreign subsidiaries in consideration of an annual fee of 0.10% of the gross “external revenues” earned by certain foreign subsidiaries of Orange. An amendment to these contracts was signed, with effect from January 1, 2003 to amend the fee to 0.47% of the gross “external revenues” earned by Orange, Orange France and certain French subsidiaries, and to 0.20% of the gross “external revenues” earned by certain foreign subsidiaries of Orange.

These contracts were amended a second time, with effect from January 1, 2004, to increase the remuneration to 0.49% of the “external revenues” of Orange France and some of its French subsidiaries and to 0.22% of the “external revenues” of certain direct and indirect foreign subsidiaries of Orange.

The purpose of these contracts is to invoice back to Orange the use of the France Telecom trademark (ampersand and trademark) under the License Agreement and charges related to shared central corporate services for the subsidiaries of the France Telecom group (divisions of human resources, law, finances, purchasing and relations with public authorities).

These contracts are also intended to invoice back to Orange the actual costs paid by France Telecom in the areas covered by the contracts. The percentages stipulated in the contracts were calculated on the basis of the real costs projected for all annual services in relation to the projected sales of the France Telecom group (France and International). The rates obtained in this way are applied to the sales revenues budgeted by Orange. These contracts are in accordance with the provisions of the Relationship Agreement.

France Telecom believes that these contracts were entered into and executed under normal market conditions.

Financing Agreements

Orange will be able to use France Telecom’s borrowing capacity to obtain bank loans and issue debt securities, and then lend the net proceeds to Orange. France Telecom has no obligation to provide Orange with sources of liquidity or capital resources, with the exception of certain credit facilities. In addition, the loan agreements must reflect market conditions.

Orange France

Before Orange France became a subsidiary of Orange S.A. on August 22, 2000, there were contracts or agreements between France Telecom and France Telecom Mobiles, the predecessor of Orange France, which governed internal services within France Telecom. These agreements reflected market conditions. Since August 22, 2000, these contracts have gradually been adapted to the new framework for contractual relations between France Telecom and Orange France. A number of new agreements have already been signed, and other are being negotiated. In the meantime, a master amendment was established for all contracts between France Telecom and France Telecom Mobiles. This amendment provides that each of these contracts will remain in force until the signature of the corresponding new contract between France Telecom and Orange France and amends, for each contract, the provisions governing payments for services provided, settlement of disputes, liability and insurance. The agreements between France Telecom and Orange France are not intended to be replaced by contracts signed by France Telecom and Orange S.A. The agreements between France Telecom and Orange France comply with the principles defined by the Relationship Agreement. France Telecom believes that these agreements have been entered into and are being executed under normal market conditions.

The principal agreements are:

■	an interconnection agreement, effective February 6, 2001, governing access to the public switched telephone network and the links for public digital wireless service, and defines the terms and conditions for connection with the fixed line network of France Telecom; the terms of this agreement are non-discriminatory and provide for interconnection on the same bases as stipulated in agreements with other operators;

■	various master agreements that define the terms for reinvoicing services performed on the Orange France GSM network by personnel of France Telecom not attached to Orange France, including:

-	the master agreement governing services on the radio sub-system equipment (BSS) of the Orange France network (formerly Itinéris); this agreement defines the maintenance services for the BSS system equipment for the Orange France network, the organization of these operations, and the payment for the services;

-	the master agreement on the maintenance of switching circuits (MSC); under this agreement, France Telecom is responsible for the repair and preventive maintenance of certain MSC switches;

-	the master agreement that defines a partnership for the deployment of radio sites and the quality of coverage for the Orange France network (formerly Itinéris).

■	various marketing agreements between Orange France and France Telecom;

■	an agreement to supply a turnkey telephone information service (712) with direct dial and the related services; in addition to providing call connection or telephone directory information, the service transmits the information requested through SMS mini-messages to the subscriber to the Orange France network;

■	various agreements between France Telecom Recherche & Développement (FT R&D) and Orange France that define the general conditions under which FT R&D agrees to perform research and development services on behalf of Orange France;

■	a logistics service agreement signed in February 2003 with France Telecom Terminaux for services, which include purchasing negotiations for terminals and supplying the distribution network;

■	various agreements with France Telecom/Development Branch/Information Systems Division (FT/DVSI);

■	two service contracts related to technical equipment storage of Orange in dedicated space and a protocol regarding the occupation of buildings occupied by France Telecom.

Wanadoo

In order to benefit from the public recognition of France Telecom, Wanadoo entered into a licensing agreement with France Telecom, permitting Wanadoo to use the ampersand symbol of France Telecom, both in France and abroad, starting from January 1, 2003. This license was given in consideration of an annual fee of 0.13% of the gross “external revenues” realized by certain of Wanadoo’s French subsidiaries with third parties.

Also, in order to benefit from the experience of France Telecom in the internal management of its administrative, legal, financial and accounting services, Wanadoo entered into two assistance contracts with France Telecom, with effect from January 1, 2003. One of the contracts was for the benefit of Wanadoo and its French subsidiaries in consideration for an annual fee of 0.47% of the gross “external revenues” earned by certain of Wanadoo’s French subsidiaries, and the other of the contracts was for the benefit of Wanadoo and its foreign subsidiaries in consideration for an annual fee of 0.20% of the gross “external revenues” earned by certain of Wanadoo’s foreign subsidiaries.

Amendments, which would have effect from January 1, 2004, are being drafted. These amendments will modify the percentages mentioned above in order to take into account the projected budgets for 2004.

The goal of these contracts is the recharging of the operating costs related to France Telecom’s brand (the ampersand symbol) through the licensing agreement, and of the expenses related to the central corporate services that are shared by the subsidiaries of the France Telecom group (divisions of human resources, law, finances, purchasing and relations with public authorities).

These contracts also strive to recharge the actual costs incurred by France Telecom in the areas covered by these contracts. The percentages indicated in the contracts were calculated from the real forecast costs for all of the services on a yearly basis over the forecast revenues of the France Telecom group (in France and internationally). The resulting ratios are applied to the revenues budgeted by Wanadoo.

Wanadoo has entered into a series of agreements with France Telecom and its subsidiaries under market conditions, the principal terms of which are described below:

■	Agreement for the distribution and marketing of Wanadoo products and services through the network of France Telecom agencies. An agreement was signed on June 1, 1997 between France Telecom and Wanadoo Interactive, a subsidiary of Wanadoo, to define the terms and conditions under which France Telecom sells, distributes and promotes Wanadoo products and services through France Telecom sales offices, in the name and on behalf of Wanadoo France.

In consideration for the sale, distribution and promotion of Wanadoo products and services performed by France Telecom, Wanadoo France undertakes to assist the France Telecom sales agencies with promotional campaigns, to provide quality after-sales service, and to pay a commission to France Telecom for each of the products or services distributed and to each of the promotional operations conducted.

This agreement was signed for a period of one year, and may be tacitly renewed each year.

■	Contracts related to the France Telecom network. In order to attain the transmission capacity and quality required for the growing number of customers and their needs, Wanadoo uses the France Telecom IP network. The services are performed under market conditions.

The services provided by France Telecom are invoiced at market conditions. The contracts are regularly updated to take into account changes in France Telecom’s offers and to include the reduction in rates resulting primarily from France Telecom’s new interconnection price catalogues.

■	Contracts related to the international networks. In the countries where it is an access provider, Wanadoo uses the networks of the subsidiaries or local facilities of France Telecom. The services are provided under market conditions. This is the case in Spain.

■	Advertising and delegated printing agreements between France Telecom and Pages Jaunes. Since its formation, the business of Pages Jaunes (formerly ODA) has been advertising for the France Telecom directories. In addition, France Telecom has assigned to Pages Jaunes the design, production and distribution of its directories since May 1999.

When France Telecom transferred the directory printing operations to Pages Jaunes, the advertising and printing agreements were modified in June 2000 and now cover only the White Pages paper and electronic directories (3611).

■	Financing agreements. France Telecom has entered into cash financing agreements with Wanadoo. These are signed for 12 months and may be tacitly renewed, or they may be cancelled at any time subject to a one-month notice. In addition, selling group agreements are signed for three months, and may be tacitly renewed.

■	Scientific and technological collaboration agreements. FT R&D has signed a number of agreements with Wanadoo to organize scientific and technological collaboration.

■	Leases and sub-lease agreements. Wanadoo has signed leases or sub-lease agreements with France Telecom for all of the rentals provided by France Telecom. These agreements are organized on the principle of transparently reinvoicing the rent and related fees to each occupant, based on its share of the occupied space.

■	Bonus and profit-sharing agreements. Wanadoo is part of the profit-sharing agreement enforced within the France Telecom group (see ”Item 6. Directors, Senior Management and Employees – 6.5.1 Profit Sharing”).

■	Other agreements. Under market conditions the entities of the France Telecom group have signed other agreements with Wanadoo, particularly dealing with the call centers.

Equant

Before the merger of Equant and Global One, France Telecom had signed a number of service agreements with Global One through its various subsidiaries and divisions. Most of these agreements were assumed by Equant.

On November 19, 2000, France Telecom signed a series of agreements with Equant resulting in the formation of the new Equant group. These agreements provided for, among other items, the sharing of certain restructuring costs resulting from the merger of Equant and Global One. Equant and France Telecom also agreed to share responsibility for the management of their respective customer bases. In general, Equant offers its services to multinational firms and other companies outside France, while France Telecom offers its data transmission services to companies in France. The agreement of the Equant independent directors is required before Equant can enter into any major contract with France Telecom or one of its subsidiaries other than within the normal framework of its operations and under normal market conditions. Approval from Equant’s independent directors is also required when the Equant supervisory board has to approve certain amendments to the bylaws and for dividend payments.

On June 29, 2001, France Telecom, Equant and SITA signed agreements that replaced the existing joint-venture agreement between SITA and Equant. Under the terms of the new contract with SITA, Equant manages and controls the network and contributes its portfolio of products and services to SITA, which has an exclusive agreement to market them with the air transport community.

In addition, France Telecom and Equant signed a series of agreements that define the conditions under which France Telecom provides various services to Equant and under which Equant buys from France Telecom its transmission capacity, IP and voice services. Equant also supplies its transmission, voice and IP services and support services to France Telecom in the countries in which France Telecom has no established presence. These contracts will remain in force as long as France Telecom holds at least 34% of Equant’s capital. These contracts are established under normal market conditions, with the exception of voice services, the costs of which are primarily paid by France Telecom, which assumes responsibility for this activity.

The principal agreements between Equant and France Telecom are as follows:

■	Equant has signed with Transpac, a France Telecom subsidiary, three series of agreements (the “Transpac Umbrella Agreement”, the “Affiliation Agreement” and the “Reseller Agreements”) that govern commercial relations in France, under the terms of which Transpac is the exclusive distributor of Equant in France and, in this capacity, undertakes to earn a level of sales revenues each year;

■	there are also contracts dealing with the network, under the terms of which Equant and France Telecom mutally supply transmission capacities and IP services in the countries in which their partner is not present or has only a small presence;

■	finally, the contracts between France Telecom and Global One assumed by Equant involve two distribution agreements under the terms of which Equant markets the sale of phone cards on behalf of France Telecom in a certain number of countries and traffic carrier activities (services to other operators) outside France, in both cases in consideration for 0.5% of the revenues earned; these agreements, which were scheduled to expire at December 31, 2002, were maintained, for the phone card activities, until the operational withdrawal of France Telecom from this business and the agreements for the traffic carrier activities were partially extended under a new contract.

All of these agreements concern the following segments:

■	the distribution in France of Equant products and services by Transpac, which is governed by an exclusive distribution agreement;

■	the distribution outside France of Transpac products and services by Equant, which is governed by an exclusive distribution agreement;

■	the terms and conditions for the production in France of products and services sold to customers outside France;

■	Equant’s purchase of network capacity and IP services from France Telecom Longue Distance and the supply of support services by Equant;

■	the transfer of the switched voice services business to France Telecom and the responsibilities of the two companies during the transition period;

■	the transfer of the “carriers & cards” operations to France Telecom and the conditions for managing these activities after the transfer.

Other Related Party Transactions

France Telecom holds a minor interest in several satellite consortia, such as Intelsat (up to a maximum of approximately 5% of the share capital), from which it purchases satellite transmission services. France Telecom believes that these contracts were signed and are being executed under normal market conditions.

Item 8. FINANCIAL INFORMATION

8.1 FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this annual report on Form 20-F. France Telecom’s fiscal year ends on December 31.

8.2 LEGAL PROCEEDINGS

See “Item 4. Information on France Telecom – 4.11 Legal Proceedings” and Note 29 of the Notes to the Consolidated Financial Statements.

For information regarding risks related to legal proceedings, see “Item 3. Key Information – 3.3.4 Risk Factors Relating to Legal Proceedings”.

8.3 DIVIDENDS POLICY

The dividends distributed over the last five financial years (excluding tax credits) were as follows:

	Dividend Per Share (€)	Total Dividend (€)

1998	1.00	1,024,614,561

1999	1.00	1,024,614,561

2000	1.00	1,074,954,829

2001	1.00	1,055,588,601

2002	–	–

2003	0.25	600,579,207	(1)

(1)	Excluding distribution relating to the shares to be issued as consideration for the capital contribution of Wanadoo shares.

Pursuant to the announcement by France Telecom of its intention to renew a distribution policy beginning in 2004, the annual shareholders’ meeting held on April 9, 2004 approved the distribution of €0.25 per share for 2003.

Within the framework of the mixed tender offer filed on February 25, 2004 for Wanadoo shares, the board of directors decided on February 23, 2004 to propose the distribution of €0.25 for each share to be issued in connection with the public offer for Wanadoo shares within a maximum limit of €35 million, and subject to the express condition precedent of the payment and delivery of the shares issued in connection with the offer. The mixed tender offer relating to Wanadoo shares is not being extended into certain jurisdictions, including the United States and other countries where such an offering is illegal or subject to restrictions (i.e., Canada, Japan, Germany, Italy, Belgium, The Netherlands, Spain, Luxembourg and Ireland) (see ”Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”).

Payment of dividends is assured by Euroclear France.

Future dividends will depend on France Telecom S.A.’s ability to generate profits, its profit situation, its financial position, and on any other factor deemed relevant by the board of directors.

Dividends not claimed within five years of the date of payment revert to the French State.

On March 3, 2003, France Telecom S.A. issued two tranches of perpetual notes redeemable for shares (TDIRAs). See Note 22.3 of the Notes to the Consolidated Financial Statements. If no dividend has been approved by the shareholders or if no interim dividend has been decided by the board of directors for a period of 12 months prior to a scheduled interest payment date, France Telecom S.A. has the right to postpone the payment of the interests due on that date. Interest thus deferred will itself bear interest at the Euribor 12-month rate. The deferred interest must be paid in full – including the related accrued interest – at the interest payment date following any decision to distribute a dividend or interim dividend, and before redemption of the TDIRAs. The shareholders’ meeting of France Telecom S.A. held on May 27, 2003 decided not to pay dividends for 2002, and France Telecom S.A. decided to defer payment of the interest due for 2003 (see Note 26 of the Notes to the Consolidated Financial Statements).

Item 9. THE OFFER AND LISTING

The principal trading market for the shares is Euronext Paris S.A., where the shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the shares. The shares are traded on the Premier marché of Euronext Paris S.A., under ISIN code FR0000133308 (formerly the SICOVAM code), and are included in the “CAC 40 Index” (a widely followed index of 40 major stocks). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the New York Stock Exchange under the symbol “FTE”. BNP Paribas holds the share registry for France Telecom and the Bank of New York acts as depositary for the ADSs.

For information regarding risks related to France Telecom’s shares and ADSs, see “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – Risk factors relating to the volatility of France Telecom’s shares” and “– The price of France Telecom’s ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate” and “– Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights. Holders of shares wishing to exercise their voting rights must block their shares for at least five days prior to the shareholders’ meeting pursuant to French law” and “– Preemptive rights may be unavailable to holders of France Telecom’s ADSs”.

9.1 TRADING PRACTICES AND PROCEDURES ON EURONEXT PARIS S.A.

Effective September 22, 2000, upon successful completion of an exchange offer, the ParisBourse SBF S.A. (“SBF”), the Amsterdam Exchanges and the Brussels Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Brussels Stock Exchanges and the Amsterdam Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform (“NSC”), with central clearinghouse (“Clearing 21®”), settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, Euronext Paris S.A. retains responsibility for the admission of shares to Euronext Paris S.A.’s trading markets as well as the regulation of those markets.

Securities approved for listing by Euronext Paris S.A. are traded in one of three markets. The securities of most large public companies are listed on the Premier marché, with the Second marché available for small- and medium-sized companies. Trading on the Nouveau marché was introduced in 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also managed and operated by Euronext Paris S.A.

9.2 THE PREMIER MARCHE

The Premier marché is a regulated market managed and operated by Euronext Paris S.A.

Admission to the Premier marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris S.A. In addition, companies applying for listing on the Premier marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Securities listed on the Premier marché of Euronext Paris S.A. are traded through authorized financial institutions that are members of Euronext Paris S.A. Trading takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m., during which transactions are recorded but not executed, with a closing auction at 5:30 p.m. and a trading-at-last phase from 5:30 p.m. through 5:40 p.m. during which transactions are executed at the closing price. Euronext Paris S.A. has introduced continuous electronic trading during trading hours for most actively traded securities. Euronext Paris S.A. publishes a daily official price list that includes, among other things, price information on listed securities.

France Telecom’s shares are placed in the category “Continu”, which includes the most actively traded securities.

Trading in securities listed on the Premier marché may be suspended by Euronext Paris S.A. if quoted prices exceed certain price limits defined by the relevant regulations. In particular, if the quoted price of a “Continu” security varies by more than 10% from the reference price (which is generally the previous day’s closing price or the opening price for the trading session), trading may be suspended for up to four minutes. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. If the quoted price of a “Continu” security varies by more than 2% from the last quoted price, trading may be suspended for up to 4 minutes. On its own initiative or upon justifiable request of the issuer, Euronext Paris S.A. may also suspend trading of a security listed on the Premier marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des marchés financiers (the regulatory authority over French stock exchanges) may also suspend trading.

Since September 25, 2000, all trading on the Premier marché of Euronext Paris S.A. is settled on a cash-settlement basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Ordre stipulé à Règlement Différé or “OSRD”). The OSRD allows stockholders to benefit from certain leverage and other special features of the previous monthly settlement market (marché à règlement mensuel) and is only available for trades in securities which either have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million on Euronext Paris S.A. and that are cited in a list published by Euronext Paris S.A. Investors in shares eligible for OSRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. France Telecom’s shares are eligible for the OSRD service.

Ownership of equity securities traded on a deferred settlement basis considered to have been transferred only after they have been registered in the purchaser’s account. If the sale of securities executed on a deferred settlement basis takes place during the month preceding when a dividend is paid, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the Premier marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier marché are cleared through Clearing 21® and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

France Telecom’s shares have been included in the CAC 40, the principal index published by Euronext Paris S.A., since November 12, 1997. The CAC 40 index is the main benchmark for Euronext Paris. The CAC 40 index tracks a sample of 40 stocks selected among the top 100 market capitalization and the most active stocks listed on Euronext Paris, and it is the underlying asset for options and futures contracts. The base value is 1,000 at December 31, 1987.

On December 1, 2003, the CAC 40 index shifted to free-float weightings. As of this date, the CAC 40 weightings are based on free float capitalization instead of total market capitalization.

France Telecom’s shares could be removed from the CAC 40 at any time, as is the case for any other company included in this index, and the exclusion or the announcement thereof could cause increased volatility of the market price of France Telecom’s common shares.

9.3 TRADING HISTORY OF FRANCE TELECOM’S SECURITIES LISTED ON THE NEW YORK STOCK EXCHANGE

France Telecom S.A. Shares

France Telecom S.A. shares are traded on the Premier marché of Euronext Paris S.A. (ISIN code: FR 0000133308) and in the form of American Depositary Shares (ADS) on the New York Stock Exchange (Code 35177Q10).

The published share prices reflect the evolution of France Telecom’s total stock market capitalization and are therefore automatically adjusted to account for the increase in the number of shares composing the share capital.

The table below tracks the changes on a monthly basis in the share price and trading volume for the shares of France Telecom S.A. on the Premier marché of Euronext Paris S.A. and the ADSs on the New York Stock Exchange.

	Euronext Paris S.A.		New York Stock Exchange

	High	Low	High	Low
	(€)		($)
1999	115.00	54.21	134.50	67.00
2000	189.65	78.46	209.94	80.75
2001	87.99	23.38	93.40	25.44
2002	41.71	5.85	43.25	6.84
First Quarter	41.71	24.38	43.25	24.2
Second Quarter	30.57	7.45	30.95	8.8
Third Quarter	14.51	5.85	16.25	6.84
Fourth Quarter	18.99	6.02	21.44	7.01
2003	24.45	14.55	28.75	18.32
First Quarter	21.65	14.55	27.00	18.32
Second Quarter	22.83	18.20	26.18	22.08
Third Quarter	24.45	19.73	27.34	22.65
Fourth Quarter	23.00	19.80	28.75	23.16
October 2003	22.28	19.98	26.02	23.60
November 2003	21.75	19.80	25.88	23.16
December 2003	23.00	21.03	28.75	25.62
January 2004	25.00	22.64	31.56	28.49
February 2004	24.15	21.82	30.10	27.20
March 2004	22.73	20.18	28.23	24.47
April 2004 (through April 14)	21.90	20.80	26.62	24.84

*	Source: Euronext Paris S.A. and Bloomberg.

The following table sets forth the trading history of the contingent value rights issued by France Telecom in the context of the acquisition of Equant. For more information on CVRs, see Note 22.2 of the Notes to the Consolidated Financial Statements and “Item 4. Information on France Telecom – 4.3.2.4 Equant”.

	Euronext Paris S.A.		New York Stock Exchange

	High	Low	High	Low
	(€)		($)
2002
First Quarter	12.72	11.40	10.75	10.12
Second Quarter	12.80	11.51	12.05	10.41
Third Quarter	12.90	11.92	12.43	11.77
Fourth Quarter	13.58	12.22	14.10	12.26
2003
First Quarter	14.30	13.41	15.46	14.70
Second Quarter	14.53	14.20	16.90	15.85
Third Quarter	14.68	14.15	16.90	15.90
Fourth Quarter	14.81	14.64	18.35	17.05
October 2003	14.73	14.64	17.20	16.80
November 2003	14.77	14.72	17.40	16.62
December 2003	14.81	14.75	18.35	17.40
January 2004	14.91	14.78	18.78	18.18
February 2004	14.98	14.88	19.12	18.45
March 2004	14.99	14.97	18.47	17.90
April 2004 (through April 14)	14.98	14.96	18.30	17.61

Source: Euronext Paris S.A. and Bloomberg.

On April 14, 2004, the last reported price per share on Euronext Paris S.A. was €20.80 and the last reported price per ADS on the New York Stock Exchange was $24.84.

As of March 10, 2004, 6,570,442 ADSs were outstanding and there were 44 holders of record of ADSs. The depositary for the ADS program is The Bank of New York. As of December 31, 2003, there were also 43 holders of record in the United States of France Telecom’s shares.

9.4 PURCHASE BY FRANCE TELECOM OF ITS OWN SHARES

The board of directors may, within the limits and conditions set by law, purchase France Telecom S.A. shares on the market.

In its sixth resolution, the combined ordinary and extraordinary shareholders’ meeting held on May 27, 2003 authorized the board of directors, with powers to sub-delegate according to the conditions set by law, to repurchase shares of France Telecom S.A. up to a limit of 10% of the share capital, over a period of 18 months ending on November 27, 2004.

This share repurchase program was made public in an information memorandum (“note d’information”) which received visa no. 03-0369 dated May 6, 2003 from the French Commission des opérations de bourse, which has since merged with the Conseil des marchés financiers and the Conseil de discipline de la gestion financière to form a new authority, the Autorité des marchés financiers or AMF.

On the basis of this authorization, the board of directors proceeded to carry out the following transactions:

■	Given the legal obligation that existed at the time to maintain the French State’s interest in France Telecom S.A. at a level above 50%, calculated on a fully diluted basis, the board of directors, in its meeting held on February 25, 2003, cancelled 3 million treasury shares representing 0.25% of France Telecom S.A.’s share capital before cancellation, prior to the issuance of perpetual notes redeemable for France Telecom S.A. shares, as described in Note 22.3 of the Notes to the Consolidated Financial Statements, and authorized by the combined ordinary and extraordinary shareholders’ meeting held on February 25, 2003. This cancellation was announced in legal publications, a Euronext Paris notice, and a monthly statement to the Autorité des marchés financiers, which published this information.

■	On October 24, 2003, France Telecom S.A. delivered 95,363,219 existing France Telcom S.A. shares in exchange for Orange S.A. shares acquired as part of a public exchange offer, at an exchange ratio of 11 France Telecom S.A. shares for 25 Orange S.A. shares (see Note 3 of the Notes to the Consolidated Financial Statements). This offer was not extended into certain jurisdictions, including the United States.

Following this transaction, France Telecom S.A. no longer holds any of its own shares.

The combined ordinary and extraordinary shareholders’ meeting held on April 9, 2004 approved a new resolution authorizing the board of directors, with powers to sub-delegate, to repurchase shares of France Telecom S.A. up to a limit of 10% of the share capital, over a period of 18 months ending on October 9, 2005.

This share repurchase program was made public in an information memorandum (“note d’information”) which received visa no. 04-182 from the AMF on March 22, 2004.

According to the terms of this program, the maximum purchase price may not exceed €50 per share, while the minimum sale price may not be less than €14.5 per share.

The purposes of this repurchase program are (i) to participate in buying and selling of shares according to market conditions or to stabilize market prices; (ii) to allocate shares to employees under a profit-sharing plan or a company or group savings plan, or under a voluntary joint employee savings plan; (iii) to deliver shares following the exercise rights attached to securities giving rights to France Telecom shares, or pursuant to liquidity contracts, through conversion, exchange, reimbursement, presentation of a warrant or any other manner; (iv) to implement a share purchase plan for employees under conditions set out by law; (v) to hold, sell, or, in general, transfer repurchased shares, notably by exchanging or remitting them in the context of external growth transactions or, generally, when an asset and financial management policy is implemented; or (vi) to cancel all or part of the repurchased shares pursuant to the sixteenth resolution of the combined ordinary and extraordinary shareholders’ meeting held on February 25, 2003.

9.5 TRADING IN FRANCE TELECOM’S OWN SHARES

Under COB Regulation no. 90-04, as amended, France Telecom may not trade in its shares for the purpose of manipulating the market and trading should under no circumstance aim at hindering the regular functioning of the market or misleading third parties. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

■	trades must be executed on behalf of the company by only one intermediary in each trading session or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries in each trading session provided that the issuer is able to ensure an appropriate coordination between these intermediaries;

■	any block trades may not be made at a price above the current market price; and

■	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

Since France Telecom’s shares are continuously quoted (cotation en continu), a trade must meet the following requirements to be considered valid:

■	the trade must not influence the determination of the quoted price before opening of trading, at the first trade of the shares, at the reopening of trading following a suspension either individual or general or after a trading reserve (reservation), or, as applicable, in the last half hour of any trading session or at the fixing of the closing price. This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF;

■	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

■	the trade must not account for more than 25% of the total daily trading volume on the Premier marché in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like France Telecom’s shares, are eligible for the deferred settlement service (Ordres stipulés à règlement différé – OSRD). This requirement neither applies to (i) trades in blocks of shares nor (ii) trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

However, there are two periods during which France Telecom is not permitted to trade in its own securities:

■	the 15-day period before the date on which France Telecom makes its consolidated or annual accounts public; and

■	the period beginning on the date at which France Telecom becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition and the fairness of the exchange ratio.

After making an initial purchase of France Telecom’s own shares, France Telecom must file monthly reports with the AMF, the regulatory authority over French stock exchanges that contain specific information about subsequent transactions. The AMF makes this information available to the public.

Item 10. ADDITIONAL INFORMATION

10.1 BYLAWS

For France Telecom’s registry and number, as well as its corporate purpose, please see “Item 4. Information on France Telecom – 4.1 History and Development” and refer to “Article 2. Corporate Purposes” of the bylaws (statuts) as amended by France Telecom’s Shareholders’ Meeting on April 9, 2004, attached as Exhibit 1.1 to this annual report on Form 20-F.

The information below is a summary of the material information concerning France Telecom’s share capital, together with material provisions of applicable French law and its bylaws, as amended by France Telecom’s Shareholders’ Meeting on April 9, 2004. An unofficial English translation of the bylaws is included as an exhibit to this document. You may obtain copies of France Telecom’s bylaws in French from France Telecom, 6, Place d’Alleray, 75505 Paris Cedex 15, France. Please refer to those full documents for additional details.

Board of Directors

For a complete discussion of directors’ powers under French law and France Telecom’s bylaws, please see “Item 6. Directors, Senior Management and Employees – 6.1 Board of Directors”.

Shareholders’ Meetings

Shareholders’ meetings are composed of all shareholders whose shares are paid up and have been registered prior to the date of the meeting under the following conditions:

■	In order to attend, vote by mail or be represented at the meetings, holders of bearer shares or shares registered in an account not held by France Telecom S.A. must submit a certificate issued by the intermediary holding their account verifying the non-transferability of the shares until the date of the meeting, at the locations indicated in the notice of meeting, no later than 3 p.m. (Paris time) the day before the meeting.

■	In order to attend, vote by mail, or be represented at the meetings, owners of shares registered in an account held by France Telecom S.A. must have their shares registered in their account held by France Telecom S.A. by 3 p.m. (Paris time) on the day before the meeting.

The board of directors may shorten or eliminate the deadline for receiving the certificates of non-transferability described above.

Access to shareholders’ meetings is open to shareholders, and to their registered proxies and representatives with simple proof of capacity and identity. If it sees fit to do so, the board of directors may send personalized letters of admission to shareholders and require them to produce these letters at the meeting.

In accordance with the French Commercial Code, there are three types of shareholders’ general meetings: ordinary, extraordinary and special.

Ordinary general meetings of shareholders are those meetings called to make any and all decisions that do not amend the bylaws.

Ordinary general meetings of shareholders are required for matters such as:

■	electing, replacing and removing directors,

■	appointing independent auditors,

■	approving the annual and Consolidated Financial Statements,

■	declaring dividends or authorizing dividends to be paid in shares, and

■	issuing debt securities.

The ordinary meeting is convened at least once a year within six months of the end of each fiscal year to approve the accounts for the year in question or, in case of postponement, within the period established by court order.

On the preliminary notice of meeting, the meeting may validly deliberate only if the shareholders present or represented or voting by mail represent at least one-fourth of the shares with voting rights. Upon the second notice, no quorum is required. The meeting approves resolutions by a majority of votes held by the shareholders present, represented, or voting by mail.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to France Telecom’s bylaws, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

■	changing France Telecom’s name or corporate purpose,

■	increasing or decreasing France Telecom’s share capital,

■	creating a new class of equity securities,

■	authorizing the issuance of investment certificates or securities convertible or exchangeable or otherwise giving rights to equity securities, or

■	the voluntary liquidation of France Telecom.

Extraordinary general meetings of shareholders may not, however, increase shareholder commitments, subject to transactions resulting from a properly performed consolidation of shares.

Subject to the legal provisions governing capital increases performed through the capitalization of reserves, profits or share premiums, the deliberations of the extraordinary meeting shall be valid only if the shareholders present, represented or voting by mail represent one-third of all voting rights on the preliminary notice of meeting, or one-fourth on the second notice. If the second quorum is not reached, the second meeting may be postponed to a date no later than two months after the date on which it was called.

Subject to the same reservation, the meeting approves any resolution by a two-thirds majority of the shareholders present, represented, or voting by mail.

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

Annual Ordinary Meetings

The French Commercial Code requires France Telecom’s board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (the French Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, France Telecom’s independent auditors or a court-appointed agent may call the meeting. In a bankruptcy, France Telecom’s liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

■	one or several shareholders holding at least 5% of France Telecom’s share capital,

■	any interested party in emergency situations,

■	the workers committee in emergency situations, or

■	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of France Telecom.

The notice of a meeting must state the agenda for that meeting.

Notice, Agenda and Conduct of Shareholders’ Meetings

Annual shareholders’ meetings are called in accordance with French law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting. In accordance with French corporate law, France Telecom must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des Annonces Légales Obligatoires (the “BALO”). The preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice should be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of the meeting, the preliminary agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a statement that the shareholders have a period of 10 days starting from publication of the notice to send proposals for new resolutions.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, France Telecom must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which France Telecom is registered as well as in the BALO, with prior notice having been given to the AMF.

In general, shareholders can only vote on matters included in the agenda for the meeting. In an exception to this rule, shareholders may vote on the dismissal of directors and various other matters even though they have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be submitted to the board of directors within 10 days of the publication of the preliminary notice in the BALO by:

■	one or several shareholders upon proof of a holding of a specified percentage of shares depending on the share capital amount of the company considered (as of December 31, 2003, 0.5%, taking into account France Telecom’s share capital on December 31, 2003),

■	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of France Telecom’s voting rights, or

■	the Worker’s Committee.

The board of directors must submit these resolutions to a vote of the shareholders. These resolutions must be brought to the shareholders’ attention prior to the scheduled meeting to which they will be submitted.

In addition to a shareholder’s right to certain information regarding France Telecom, any shareholder may, during the two weeks preceding a meeting of shareholders, submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions during the general meeting.

An attendance sheet containing the information required by law shall be kept at each shareholders’ meeting.

Shareholders’ meetings are chaired by the Chairman of the board of directors or, in his or her absence, by a director appointed for this purpose by the board of directors. Failing the above, the meeting itself shall elect a chairman.

The duties of teller shall be performed by the two members of the meeting, who are present and accept such duties, who represent, either on their own behalf or as proxies, the largest number of votes.

The officers shall name a secretary, who does not have to be a shareholder.

The mission of the officers is to verify, certify and sign the attendance sheet, to ensure the proper conduct of debates, to settle any incidents occurring during the meeting, to count the votes cast and ensure their legality and to prepare the minutes of the meeting.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be delivered and certified as required by law.

Attendance and Voting at Shareholders’ Meetings

The board of directors organizes, subject to legal and regulatory requirements, the participation and vote of shareholders at the meeting, assuring, in particular, the efficacy of the means of identification.

Each share confers on the shareholder the right to one vote. There is no clause in the bylaws for double or multiple voting rights for France Telecom S.A. shareholders. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and France Telecom’s bylaws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at a general meeting.

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

Proxy forms and postal vote forms will be sent to any shareholder on request. In order to be counted, such proxies must be received together with a document attesting to their status as a shareholder, either on paper or via means of telecommunications, at France Telecom’s registered office, or at any other address indicated on the notice convening the meeting by 3:00 p.m. (Paris time) the day before the meeting. Transmission methods are specified by the board of directors in the notice of meeting. The board of directors may shorten or eliminate the deadline for receiving such votes or proxies. A shareholder may grant proxies to his or her spouse or to another shareholder or, if the shareholder is a corporation, to a legal representative. Alternatively, the shareholder may send France Telecom a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

Representation of Non-French Residents

A shareholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “– 10.3. Form, Holding and Transfer of Shares – Holding of Shares”) if:

■	the registration of such intermediary, in the form of a collective account or in several individual accounts, has been made with France Telecom’s accredited account administrator,

■	such intermediary has declared, when opening one or several accounts with the accredited account administrator, that it is an intermediary holding shares on someone’s behalf, under conditions imposed by law, and

■	such intermediary represents that, upon France Telecom’s or the accredited account administrator’s request, it will disclose the identity of the non-resident holders of the shares whose voting rights are exercised.

An intermediary who complies with the above-mentioned requirements may transmit the relevant proxies pertaining to the shares for which they have received a general power of attorney. However, such voting rights or proxies will not be taken into account if the intermediary has not registered or has not disclosed the identity of the non-resident holders of the shares for whom such voting rights or proxies are exercised.

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

Dividends

The methods for the payment of dividends approved by the shareholders’ meeting are defined by the meeting or, failing that, by the board of directors. However, cash dividends must be paid within a maximum of nine months after the close of the financial year, unless extended by court order.

The ordinary shareholders’ meeting has the option to grant each shareholder, for all or part of the dividends distributed, an option between payment of the dividend in cash or in shares, subject to legal requirements. Prior authorization by the shareholders’ meeting is required for dividends or interim dividends paid in the form of shares.

When a balance sheet established during or at the end of a period and certified by an auditor shows that France Telecom S.A., since the end of the previous financial year, after recognizing the necessary depreciation and amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves as required by law or the bylaws, and including any retained earnings, has earned a profit, then interim dividends may be issued before approval of the financial statements for the year. The amount of such interim dividends may not exceed the amount of the profits so defined.

Dividends not claimed within five years after the payment date will be deemed to expire.

Legal Reserve

The income statement, which summarizes the income and expenses for the financial year, shows, after deduction of depreciation and amortization and provisions, the profit or loss for the year.

Of the earnings for the financial year less prior losses, if any, at least 5% is set aside to fund the legal reserve. This withdrawal ceases to be mandatory when the reserve reaches one-tenth of the share capital; it resumes when, for any reason, the legal reserve falls below this one-tenth figure.

Distributable profits consist of the profits for the year, less prior losses, plus the amounts to be placed in reserves as required by law or the bylaws, plus retained earnings. The shareholders’ meeting may withdraw from these earnings any sums it deems appropriate to allocate to any optional reserves or to carry forward to the next financial year.

Moreover, the shareholders’ meeting may decide to distribute sums taken from reserves at its disposal, expressly indicating the reserve items from which such withdrawals are made. However, dividends will first be taken from the distributable earnings for the year.

Except in the case of a capital reduction, no distribution may be made to shareholders when shareholders’ equity is or would, as a result of said distribution, be less than the amount of capital plus reserves which the law or the bylaws prohibit from being distributed. The re-evaluation variance may not be distributed; it may be incorporated, in whole or in part, in the capital.

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

Interim Dividends

In addition, if France Telecom has earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, France Telecom’s board of directors may distribute interim dividends to the extent of the distributable income without shareholder approval, subject to French corporate law and regulations.

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

10.2 CHANGES IN SHARE CAPITAL

As of December 31, 2003, the share capital of France Telecom S.A was €9,609,267,317, divided into 2,402,316,828 fully paid-up shares, each with a nominal value of €4.

Each share confers the right to its proportional share in the profit and assets of France Telecom S.A.

The share capital of France Telecom S.A. may be increased, reduced or amortized under the conditions provided for by law.

According to the statutory provisions, changes to the share capital cannot result in the State’s loss of the direct or indirect holding of the majority of the share capital. However, French law no. 2003-1365 of December 31, 2003 eliminated the requirement that the State hold, directly or indirectly, more than half of the share capital and the combined ordinary and extraordinary shareholders’ meeting held on April 9, 2004 voted to conform Article 7 of the bylaws to the new legal provisions.

Increases in Share Capital

As provided by the French Commercial Code, France Telecom’s share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in France Telecom’s share capital may be effected by:

■	issuing additional shares,

■	increasing the nominal value of existing shares, or

■	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected by issuing such securities:

■	for cash,

■	for assets contributed in kind,

■	upon conversion, exchange or redemption of securities convertible, redeemable or exchangeable into France Telecom’s shares,

■	upon the exercise of stock options, share warrants or other similar securities comprising rights to subscribe for France Telecom’s shares,

■	by capitalization of profits, reserves or share premiums,

■	subject to various conditions, in satisfaction of debt incurred by France Telecom, or

■	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases affected by an increase in the nominal value of shares require unanimous approval of the shareholders unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “– 10.1. Bylaws – Shareholders’ Meetings”.

The shareholders may delegate to the board of directors the right to carry out any increase in share capital previously authorized by the shareholders. The board of directors may further delegate this right to France Telecom’s Chairman.

Under the French Commercial Code, if the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide (except when it consecutively follows a contribution in kind or when it results from an earlier issue of securities giving right to the allocation of securities representing a percentage of share capital) whether to proceed with a capital increase reserved to employees of France Telecom and its subsidiaries and whether to delegate to the board of directors the right to carry out such reserved capital increase.

In the event of a capital increase, the minimum portion required by law of shares issued for cash must be paid at the time of subscription. Partially paid-up shares shall be deemed registered shares until fully paid-up. Payment of the balance may be divided into one or more installments as decided by the board of directors within a maximum period of five years from the date the capital increase becomes final.

Calls for payment shall be sent to subscribers by registered letter with return receipt sent at least 15 days in advance of any scheduled payment date. Payments may be made either at the registered office or any other location indicated for this purpose.

If the shareholder fails to pay for the shares at the dates set by the board of directors, any sums due shall automatically accrue interest at the legal interest rate as of the due date, without prejudice to other remedies and sanctions provided for by law, including, in particular, France Telecom S.A.’s right to sell shares on which the payments due have not been made.

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

Preferential Subscription Rights

According to the French Commercial Code, if France Telecom issues new shares or other securities giving a right, directly or indirectly, to new shares issued for cash, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require France Telecom to give priority treatment to those shareholders. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights, if they have not previously waived these rights. These rights may also be listed on the Euronext Paris S.A. or any relevant stock exchange.

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

Holding of Shares

In accordance with the provisions of the French Monetary and Financial Code (Code monétaire et financier) concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. France Telecom maintains a share account with Euroclear France S.A. for all shares in registered form, which is administered by BNP Paribas. In addition, France Telecom maintains separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder account shows that they are so held. France Telecom S.A. is also entitled, with respect to shares in registered form, to request at any time from the intermediary registered on behalf of the owners of the shares residing abroad to disclose the identity of the holders of such shares. BNP Paribas, as a matter of course, issues confirmations (attestation d’inscriptions en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account, which the accredited intermediary maintains with Euroclear France S.A. That account is separate from France Telecom’s share account with Euroclear France S.A. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France S.A.

In order to identify the holders of shares in bearer form, France Telecom S.A. is entitled, subject to the applicable legal and regulatory provisions, to request at any time and at its expense, from the agency responsible for clearing shares, as applicable, the name, nationality, year of birth or year of incorporation and address of any such holders of shares that confer immediate or future voting rights in its shareholders’ meetings, as well as the number of shares held by each of them and, where appropriate, any restrictions on such shares. Such identification shall apply, in particular, to the holders of shares outside French territory.

After examination of the list sent to France Telecom S.A. by the clearing agency, France Telecom S.A. is entitled to request, either from this agency or directly from the persons on this list whom France Telecom S.A. believes may be registered as intermediaries for third parties residing abroad, the information stipulated in the previous paragraph concerning the owner of the shares.

As long as France Telecom S.A. believes that certain holders of bearer or registered shares, whose identity has been reported to it, are holders on behalf of third-party owners of such shares, it shall be entitled to ask said holders to disclose the identity of the owners of such shares according to the conditions defined above.

Under the French Commercial Code, shares owned by any non-French resident may be held on their behalf in a collective account or in several individual accounts by an intermediary. The intermediary must declare his position as intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in general meetings by this intermediary.

In accordance with the French Commercial Code, any entity holding more than 2.5% of France Telecom’s share capital or voting rights must disclose, upon France Telecom’s request, the identity of any individual or entity holding, directly or indirectly, more than 33 1/3% of its share capital or the attached voting rights.

When an individual or legal entity that has received such a request pursuant to the foregoing provisions fails to disclose the information so requested within the legal and regulatory time frames, or has provided incomplete or erroneous information concerning its capacity or that of the owners of the securities, the share or securities giving immediate or future rights to the capital, for which said person has been registered, shall be deprived of the right to vote in any shareholders’ meeting until identification has been provided, and the payment of any corresponding dividends shall be deferred until such date.

Transfer of Shares

France Telecom’s bylaws do not contain any restrictions relating to the transfer of shares, other than those provided for by law, regulation or statute.

Registered shares must be converted into bearer form before being transferred on Euronext Paris S.A. and, accordingly, must be registered in an account maintained by an accredited intermediary. For trades on Euronext Paris S.A., a tax assessed on the price at which the securities were traded (impôt sur les opérations de bourse) is payable at a rate of 0.30% on transactions of up €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

France Telecom S.A., as holder of a license allowing it to establish and operate public telecommunications networks using radioelectric frequencies (autorisation d’établissement et d’exploitation de réseaux), is subject to the provisions of Article L. 33-1 III of the French Postal and Telecommunication Code (Code des postes et télécommunications), which prohibits the direct or indirect holding or acquisition of over 20% of its share capital or voting rights by foreign persons, subject to international treaties to which France is a party containing a reciprocity clause applicable to the telecommunications sector. A foreign person is considered to be any individual of foreign nationality and any entity in which the majority of capital is not held, either directly or indirectly, by individuals or legal entities of French nationality. These provisions are not applicable to individuals or legal entities who are nationals of a member state of the European Union or of a State that is party to the agreement on the European Economic Community (the Espace économique européen).

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as France Telecom, or that increases or decreases its shareholding or voting rights fall below any of those percentages, must notify the company and the AMF within five trading days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. This information is brought to the public’s attention. A shareholder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The shareholder will not regain these voting rights until two years following the date that it notifies the AMF of having crossed this threshold. Also, a shareholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of France Telecom’s chairman, any of its shareholders or the AMF, and may be subject to criminal penalties and fines.

In addition, provisions have been included in France Telecom’s bylaws to the effect that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than 0.5% of France Telecom’s share capital, voting rights or securities issued representing shares, must notify France Telecom within 5 trading days by registered mail, return receipt requested, of the number of shares and the voting rights it holds. The same notification requirement applies to each subsequent increase, including 5% and over, or decreases in ownership of 0.5% or whole multiples of 0.5%. If a person does not comply with this notification requirement, one or more shareholders holding 0.5% or more of France Telecom’s share capital or voting rights may require a shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meeting for two years following the date on which the owner complies with the notification requirement.

To permit shareholders to give the notice required by French law, France Telecom must publish information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of France Telecom’s annual general meeting in the BALO within 15 calendar days after this meeting and inform the AMF thereof. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, France Telecom must publish the number of votes then available in the BALO within 15 calendar days of this change and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to The Bank of New York notifications regarding shares represented by ADRs and The Bank of New York will forward the notification to France Telecom and to the AMF as soon as practicable. The French Commercial Code and the COB regulations (COB regulations remain effective until the AMF adopts its own regulations) impose additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company either through shares or ADSs. These persons must file a report with the company and the AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. This information is brought to the public’s attention. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding crossing of thresholds.

Under CMF regulations (CMF regulations remain effective until the AMF adopts its own regulations), and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company (including, for these purposes, all securities convertible into or exchangeable for equity securities).

In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of France Telecom’s Chairman, any shareholder or the AMF, and may be subject to criminal penalties and fines.

Liquidation Rights

If France Telecom is liquidated, any assets remaining after payment of France Telecom’s debts, liquidation expenses and all of France Telecom’s remaining obligations will be distributed first to repay in full the nominal value of France Telecom’s shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Purchase of France Telecom’s Own Shares

Under the French Commercial Code, France Telecom may not issue shares to itself. However, France Telecom may purchase its own shares in the limited cases described in “Item 9. The Offer and Listing – 9.5 Trading in France Telecom’s Own Shares”.

Ownership of Shares by Non-French Persons

Under the French Commercial Code, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code as implemented by Decree no. 2003-196 dated March 7, 2003, a person who is not a resident of the European Union (“EU”) is not required to obtain a prior authorization (autorisation préalable), before acquiring a controlling interest in a French company (with exceptions regarding certain sensitive economic areas, such as defense, public health, etc.). However, both EU and non-EU residents must file an administrative notice (déclaration administrative), with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Violations of this administrative notice requirement are sanctioned by a fine of €750.

However, France Telecom, as holder of a license allowing it to establish and operate national networks (autorisation d’établissement et d’exploitation de réseaux), is subject to the provisions of Article L. 33-1 of the French Postal and Telecommunications Code. This provision prohibits foreign persons or entities from holding, directly or indirectly, more than 20% of the share capital and/or voting rights of a company holding such a license, subject to international treaties applicable to telecommunications provided that such treaties include reciprocity provisions.

See “Item 4. Information on France Telecom – 4.12.2 French Regulations – Special Status of France Telecom S.A.”.

10.4 EXCHANGE CONTROLS AND OTHER LIMITATIONS ON PAYMENTS TO SECURITY HOLDERS

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by France Telecom to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident, such as dividends payments, be handled by an authorized intermediary bank. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

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

In particular, you should be aware that the French Budget Law for 2004 (no. 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005. However, French non-individual shareholders will no longer be entitled to use the avoir fiscal as of January 1, 2005.

Although yet unclear, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to the refund of the avoir fiscal with respect to distributions paid until December 31, 2004. Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund), should be entitled to a refund of the précompte, if any, that France Telecom will pay in cash on distributions it will make in 2004.

In addition, the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

Taxation on Sale or Disposal of Shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of France Telecom if both of the following apply to you:

■	you are not a French resident for French tax purposes, and

■	you have held not more than 25% of France Telecom dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives.

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

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends from French companies in 2003, they were generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal attached to dividends paid in 2003 is equal to:

■	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime, or

■	10% of the dividend paid for the other shareholders.

In addition, if the distribution of dividends by a French company in 2003 gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% were generally entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by such company.

As indicated below, the précompte is a tax that is currently paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

Pursuant to the French Budget Law for 2004, French resident individual shareholders will generally be entitled to the avoir fiscal in respect of dividends to be distributed by France Telecom until December 31, 2004, while French corporate shareholders will not. However, the avoir fiscal will be available to such individual shareholders only if the distributed amounts qualify as “dividends” under French corporate law. In that respect, their attention is drawn to the fact that the amount that France Telecom will be distributing in 2004 does not fall under the corporate definition of “dividends” and, therefore, such distribution will not carry any avoir fiscal.

Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves) paid to non-residents and shareholders who are not resident in France are not eligible for the avoir fiscal. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether. Certain tax treaties further provide for a refund of the avoir fiscal to such non-residents, provided that the distribution carries an avoir fiscal.

Although unclear, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal or, as the case may be, a refund of the précompte to non-French residents (see paragraph below relating to the précompte), should continue to apply to distributions paid until December 31, 2004.

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia	Iceland	Malta	South Korea	French Territoires
Austria	India	Mauritius	Spain	d’Outre-Mer and
Belgium	Israel	Mexico	Sweden	Other:
Bolivia	Italy	Namibia	Switzerland	Mayotte
Brazil	Ivory Coast	The Netherlands	Togo	New Caledonia
Burkina Faso	Japan	New Zealand	Turkey	Saint-Pierre et
Canada	Latvia	Niger	Ukraine	Miquelon
Estonia	Lithuania	Norway	United Kingdom
Finland	Luxembourg	Pakistan	United States
Gabon	Malaysia	Senegal	Venezuela
Ghana	Mali	Singapore

Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

■	a lower rate of withholding tax, generally 15%, and

■	a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

If the arrangements provided for by any of the above-listed treaties apply to a shareholder, and so long as the avoir fiscal is still available, France Telecom will withhold tax from the dividend at the lower rate, provided that the shareholder establishes, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, France Telecom must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

The Précompte

Provided the distributed dividends carry any avoir fiscal, a French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes, before December 31, 2004, dividends out of:

■	profits which have not been taxed at the ordinary corporate income tax rate, or

■	profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is equal to 50% of the net dividends before withholding tax.

With regard to dividends distributed in 2003, a shareholder that is not a French resident for French tax purposes will generally obtain a refund of all or part of the précompte, if any, France Telecom actually paid in cash, net of applicable withholding tax, in two cases:

■	if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal, or

■	if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the avoir fiscal.

However, as mentioned above, it is unclear whether such non-resident shareholder will be entitled to the refund of the précompte, if any, that France Telecom shall pay on distributions to be made in 2004.

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

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your shares of France Telecom if both of the following apply to you:

■	you are not a French resident for the purpose of French taxation, and

■	you own less than 10% of France Telecom capital stock, either directly or indirectly, provided your shares do not enable you to exercise influence on France Telecom.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

10.5.2 TAXATION OF U.S. INVESTORS

The following is a general summary of certain material U.S. federal income tax and French tax consequences of owning and disposing of France Telecom shares or ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

■	You own, directly, indirectly or by attribution, less than 10% of the outstanding share capital or voting power of France Telecom,

■	You are any one of the following: an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; a U.S. corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust,

■	You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “U.S.-France Income Tax Treaty”) under the “Limitation on Benefits” article of that treaty,

■	You hold your shares or ADSs of France Telecom as capital assets, and

■	Your functional currency is the U.S. dollar.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds France Telecom shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your France Telecom shares or ADSs.

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, brokers or dealers in securities or currencies, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation and persons holding their shares or ADSs as part of a hedging transaction, straddle or conversion transaction, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this report. Furthermore, this discussion is based upon current U.S. and French law and practice. This summary is subject to any changes to U.S. or French law or practice occurring after the date hereof, and such changes may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to France Telecom and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with its terms.

Holders of shares or ADSs of France Telecom should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership and disposition of such shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Withholding Tax and Avoir Fiscal

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends from French companies in 2003, they were generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal attached to dividends paid in 2003 is equal to:

■	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime, or

■	10% of the dividend paid for the other shareholders.

In addition, if the distribution of dividends by a French company in 2003 gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% were generally entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by such company.

As indicated below, the précompte is a tax which is currently paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

As described under French taxation above, and provided that the distribution carries an avoir fiscal, French individual residents will generally be entitled to the avoir fiscal in respect of dividends to be distributed by France Telecom until December 31, 2004, while French corporate shareholders will not.

Under French domestic law, French companies must normally deduct a 25% French withholding tax from dividends (including distributions from share capital premium insofar as the company has distributable reserves) paid to non-residents, and shareholders who are not resident in France are not eligible for the avoir fiscal. Under the U.S.-France Income Tax Treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

With regard to distributions that carry an avoir fiscal made by French companies in 2003, additional provisions apply if you are considered an “eligible” U.S. holder of shares or ADSs. With regard to any such distributions, you are considered “eligible” if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

■	You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France Income Tax Treaty,

■	You are a U.S. corporation, other than a regulated investment company,

■	You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States, or

■	You are a partnership, estate or trust that is a resident of the United States for purposes of the U.S.-France Income Tax Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1 or point 2 above.

Although unclear, the provisions of the U.S.-France Income Tax Treaty relating to the transfer of the avoir fiscal or the refund of the précompte, as the case may be, should continue to apply to distributions paid to U.S. holders of France Telecom shares until December 31, 2004. Therefore, assuming that non-resident individual shareholders will remain entitled to the transfer of the avoir fiscal for distributions to be made in 2004, an individual holder that is a resident of the United States as defined pursuant to the provisions of the Treaty and whose ownership of France Telecom shares is not connected with a permanent establishment in France should remain “eligible” with respect to distributions to be made by France Telecom in 2004, provided, however, that such distributions carry an avoir fiscal.

If you are an eligible U.S. holder, France Telecom withholds tax from your dividend at the reduced rate of 15%, provided that you previously establish that you are a resident of the United States under the U.S.-France Income Tax Treaty in accordance with the following procedures:

■	You must complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights.

■	If you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete, before the dividend payment date, a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

1.	You are a resident of the United States for purposes of the U.S.-France Income Tax Treaty,

2.	Your ownership of France Telecom’s shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France,

3.	You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,

4.	You fulfill all the requirements under the U.S.-France Income Tax Treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal, and

5.	You claim the reduced rate of withholding tax and payment of the avoir fiscal.

Dividends paid to a U.S. holder that is not an eligible U.S. holder but that is entitled to the reduced rate of withholding tax, should be subject to French withholding tax at the reduced rate of 15%, provided, however, that such holder files French Treasury Form RF1 BEU No. 5053 (or any other form that may replace such form) before the date of payment of the dividends. If you have not completed the relevant form or, where applicable, the five-point certificate before the dividend payment date, France Telecom shall deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

If you are an eligible U.S. holder, and so long as the avoir fiscal exists, you may also be entitled to a payment from the French Treasury equal to the avoir fiscal, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships, estates or trusts, the partners, beneficiaries or grantors must make the attestation.

Specific rules apply to the following:

■	Tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and

■	various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. However, such entities may currently claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, less withholding tax on such amount, provided that they own, directly or indirectly, less than 10% of France Telecom’s capital and they satisfy the filing requirements specified in Internal Revenue Service regulations. Please note that tax-exempt U.S. pension funds and other tax-exempt entities will be treated like any other corporate shareholders with regard to the suppression of the avoir fiscal, and thus, will no longer be entitled to their partial avoir fiscal with respect to dividends that France Telecom will pay as of January 1, 2004.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

The forms or the certificate, together with its respective instructions, will be provided by the depositary to all U.S. Holders of ADSs registered with the depositary and are also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any distribution (including distributions out of share capital premium) and any related avoir fiscal (including any French tax withheld) will be included in your gross income as dividend income when any such payment is received by you (or the depositary, if you hold ADSs). Dividends paid by France Telecom will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

Further, for U.S. federal income tax purposes, the amount of any dividend paid in euro (including any French tax withheld) will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France Income Tax Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.-France Income Tax Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you alternatively may choose to deduct all foreign taxes paid by you in a particular year as an itemized deduction.

The Précompte

Provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes, before December 31, 2004, dividends out of:

■	profits which have not been taxed at the ordinary corporate income tax rate, or

■	profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is equal to 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you generally may obtain a refund from the French tax authorities of any précompte paid by French companies with respect to dividends distributed to you in 2003. However, it is unclear whether, if you are not entitled to the avoir fiscal on distributions to occur in 2004, you will nonetheless be able to obtain a refund of any précompte that France Telecom shall pay with respect to the dividends that France Telecom will distribute in 2004.

Under the U.S.-France Income Tax Treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte which France Telecom actually pays in cash, but not to any précompte which France Telecom pays by off-setting French and/or foreign tax credits.

To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

For U.S. federal income tax purposes, the gross amount of the précompte will be included in your gross income as dividend income in the year you receive it. It generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro (including any French withholding taxes) will be equal to the U.S. dollar value of the euro amount on the date the précompte is included in income which, for a U.S. holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the précompte is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Taxation of Capital Gains

If you are a resident of the United States for purposes of the U.S.-France Income Tax Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the shares or ADSs and your basis (determined in U.S. dollars) in the shares or ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

Deposits or withdrawals of shares by you for ADSs will not be subject to U.S. federal income tax.

Recent U.S. Tax Law Changes Applicable to Individuals

Under 2003 U.S. tax legislation, some U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France Income Tax Treaty) which provides for the exchange of information.

We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. Holders of our shares and ADSs meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

French Estate and Gift Taxes

Under the “Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

■	you are domiciled in France at the time of making the gift or at the time of your death, or

■	you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

The French wealth tax generally does not apply to shares or ADSs if the holder is a “resident” of the United States for purposes of the U.S.-France Income Tax Treaty.

Taxation of Amounts Received by U.S. Holders Pursuant to the Attribution of Warrants

For U.S. federal tax purposes the gross amount of cash received by you in connection with the distribution of warrants to shareholders on March 24, 2003 (including the full amount of any cash received as a result of the sale by the Depositary of entitlements to warrants on your behalf) will be includible in your gross income in full as dividend income when the payment is received by you (or when received by the Depositary, in the case of payments received in respect of the ownership of ADSs). In the event that warrants (rather than cash) were distributed to any person who is subject to U.S. income taxation in respect of income from France Telecom shares, the distribution of warrants likewise will be a taxable dividend to such person in an amount equal to the value thereof.

The amount of any such distribution paid in euro will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the distribution is received by you, in the case of shares, or the Depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to it into U.S. dollars on the date of receipt, you will have a basis in that foreign currency equal to the U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the distribution is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

The gross amount of cash received by you in connection with the attribution of warrants will generally not be subject to any French taxation.

United States Information Reporting and Backup Withholding

Dividend payments made to you and proceeds paid from the sale, exchange, redemption or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must furnish Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.6 WHERE YOU CAN FIND MORE INFORMATION

France Telecom is subject to the informational requirements of the Exchange Act, and files periodic reports and other information with the Commission. France Telecom has filed and will continue to file its annual reports on Form 20-F and its interim reports on Form 6-K. You may read all or any portion of that information without charge at, and obtain copies thereof at prescribed rates from, the public reference facilities of the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A. The public may obtain information on the operation of the Commission’s public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission. These filings are also available to the public from commercial document retrieval services.

Corporate documents that are made available to shareholders as required by applicable law may be read at France Telecom’s offices at 208, rue Raymond Losserand, 75014 Paris, France, Department of Legal and Fiscal Affairs. Michel Combes, Senior Vice President, Finance, is the person responsible for financial information at France Telecom.

10.7 DOCUMENTS ON DISPLAY

The documents filed by France Telecom with the Commission can be read at the Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or on the Commission’s Internet site at http://www.sec.gov.

10.8 MATTERS RELATED TO AUDITORS

Statutory Auditors

Ernst & Young Audit was appointed by Government decree on September 18, 1991. Ernst & Young Audit’s term was renewed by interdepartmental decree on May 14, 1997 and again on May 27, 2003, for a period of six years.

Deloitte Touche Tohmatsu was appointed by Government decree on May 27, 2003 for a period of six years. Deloitte Touche Tohmatsu’s term will expire at the close of the shareholders’ meeting convened to approve the accounts for the year ended December 31, 2008.

Deputy Statutory Auditors

Auditex and BEAS were appointed by Government decree on May 27, 2003 for a period of six years.

Their terms will expire at the close of the shareholders’ meeting convened to approve the accounts for the year ended December 31, 2008.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1 EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risk related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily linked to changes in interest rates and exchange rates, France Telecom uses a variety of financial instruments within the limits set by management as to their potential impact on the statement of income, with the objective of optimizing the cost of its financing.

For information regarding risks related to exchange rates and interest rates, see “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – France Telecom’s business may be affected by fluctuations in exchange rates” and “– France Telecom’s business may be affected by fluctuations in the financial markets, including changes in interest rates”.

11.1.1 INTEREST-RATE RISK MANAGEMENT

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

Derivatives

The following table provides details of outstanding derivatives at December 31, 2003 taken into account in the calculation of the average spot rate:

(€ millions)	Due in less than 1 yr	Due between 1 and 5 yrs	Due beyond 5 yrs	Notional amount(1)

Instruments used to hedge long-term debt
Swaps paying fixed rate and receiving variable rate	117	2,323	–	2,440
Swaps paying variable rate and receiving fixed rate	123	1,167	45	1,335
Swaps paying variable rate and receiving variable rate	–	50	229	279
Swaps of structured issuances against payment of variable rate	–	282	–	282

Caps(1)	–	877	–	877

Instruments used to hedge short-term debt	–	–	–	–
Short-term swaps used for investment	–	–	–	0

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes
Swaps used to hedge long-term debt	805	2,100	–	2,905
Short-term swaps used for investment	–	–	–	0
3 month Euribor contract	974	–	–	974
Interest rate collar (purchase of cap / sale of floor)	–	500	–	500
Caps	–	1,099	–	1,099

(1)	see Note 21 of the Notes to the Consolidated Financial Statements concerning the fair value of off-balance sheet financial instruments

At December 31, 2003, France Telecom had a notional amount of €2,905 million in swaps, €500 million in collars, €1,099 million in caps and €974 million in Euribor sales contracts, which respect France Telecom’s hedging policy, but do not qualify as hedges for accounting purposes.

Analysis of gross borrowings by interest rate

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest-rate and currency swaps:

(€ millions)	Year ended December 31,

	2003	2002 historical

Bonds and bank loans(1)
Less than 5%	7,224	11,958
Between 5 and 7%	14,065	18,250
Between 7 and 9%	17,038	11,024
Higher than 9%	2,085	5,717

Total fixed rate	40,412	46,949
(Weighted average spot rate: 6.45% at Dec. 30, 2003; 6.18% at Dec. 31, 2002)
Total variable rate	7,054	13,024
(Weighted average spot rate: 4.88% at Dec. 30, 2003; 5.68% at Dec. 31, 2002)

Total bonds and bank loans	47,466	59,973
(Weighted average spot rate: 6.22% at Dec. 30, 2003(2); 6.07% at Dec. 31, 2002)
Capital leases	355	420

Total long-term borrowings	47,821	60,393
Short-term borrowings excluding bank credit balances	597	9,217
(Weighted average spot rate: 2.94% at Dec. 30, 2003; 4.25% at Dec. 31, 2002)
Bank credit balances	973	1,273

Total short-term borrowings	1,570	10,490

Total borrowings, gross	49,391	70,883

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable in shares.

(2)	6.21% after taking into account swaps qualifying as trading.

Management of fixed rate/variable rate debt

At December 31, 2003, 91% of France Telecom’s net financial debt was at fixed rates (including the impact of futures), compared with 99% at June 30, 2003 and 72% at December 31, 2002.

France Telecom’s fixed rate/variable rate position is also calculated on a forward looking basis for the next three years, based on France Telecom’s estimations relating to changes in net financial debt.

The capital increase carried out in April 2003 initially enabled France Telecom to repay its short-term debt. Subsequently, as interest rates were particularly low, France Telecom increased the fixed rate portion of its net financial debt.

Analysis of the Group’s sensitivity to changes in interest rates

■ Sensitivity of interest expense

At December 31, 2003, 91% of the Group’s net financial debt was at fixed rates. A 1% increase in interest rates would result in:

-	a €52 million increase in interest expense due on net financial debt at variable rates, after swaps which qualify as hedge.

-	an €11 million reduction in interest expense due to recording changes in the market value of the off-balance sheet portfolio which does not qualify as a hedge for accounting purposes (an increase of €10 million).

Based on a constant amount of debt and a constant management policy, a 1% rise in rates would result in a total €41 million increase in interest expense.

■	Sensitivity of net financial debt

A 1% increase in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.7 billion, which represents approximately 4% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

11.1.2 FOREIGN CURRENCY RISK MANAGEMENT

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on these commercial transactions is limited. Cash flow in pounds sterling and Polish zloty have steadily increased, notably due to the TOP Program. In order to hedge the exchange rate risk at a consolidated level, France Telecom S.A. increased its exposure in pounds sterling and Polish zloty. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings. See “Item 5. Operating and Financial Review and Prospects – 5.4.1.2 Net Financial Debt by Currency”.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom S.A., Orange and the TP Group.

	Currency							(€ millions)

	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	10% exchange rate fluctuation

France Telecom S.A.	(686)	(2,030)	(683)	(212)				(2,080)	(144)
TP Group	(43)						(319)	(353)	(37)
Orange	(212)			7	6	7	26	(136)	(19)
Other	190							150	(19)

Total (currency)	(751)	(2,030)	(683)	(205)	6	7	(293)	(2,419)

Total (euros)	(595)	(431)	(969)	(132)	1	1	(293)	(2,419)	(219)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom S.A. and TP Group, i.e. a 10% decrease in the value of the euro against the U.S. dollar, pound sterling and the Swiss franc, as well as a 10% increase in the euro against the Polish zloty.

For Orange, the selected assumptions are, on the one hand, a 10% decrease in the Slovak crown against the euro, a 10% decrease in the Romanian Lei, the Egyptian pound and the Dominican peso against the U.S. dollar, and on the other hand a 10% decrease in the U.S. dollar against the Lebanese pound.

These unfavorable exchange rate movements would result in a foreign exchange loss of €219 million.

11.1.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	Strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	A plan for improving operational performance;

-	Extending debt maturities: between December 2002 and February 2003, France Telecom refinanced €9.2 billion of debt with an average maturity of 11.3 years. A new €5 billion credit line with a three-year term was put in place in February 2003 replacing a credit line of the same amount with a shorter maturity. In January 2004, France Telecom refinanced €2.5 billion of debt with an average maturity of 12.5 years.

The capital increase and the net cash flows generated by operating activities, less net cash used in investing activities, including the divestiture of non-strategic assets, enabled France Telecom to decrease its net financial debt. Due to this decrease, together with the bond issuances of December 2002 and February 2003, the average maturity of borrowings was extended from four years at December 31, 2002 to approximately six years at December 31, 2003.

■ Liquidity position

At December 31, 2003, the liquidity position as detailed below approximates €20.5 billion; long-term borrowings due in 2004 were estimated to be €9 billion (see Note 16 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,

	2003	2002 historical

Available draw downs on the €15 billion credit line, reduced to €10 billion in 2003(1)	10,000	8,750
Available draw downs on the €5 billion credit line	5,000	–
Available draw downs on bilateral credit lines	–	450
Available draw downs on the multi-currency credit line	1,108	0
Authorized overdrafts	150	150

France Telecom S.A. credit facilities not utilized at year-end	16,258	9,350

Cash and cash equivalents and marketable securities	5,224	2,864
Bank credit balances	(973)	(1,273)

Liquidity position at year-end	20,509	10,941

Cancellation of €5 billion credit line	(5,000)
New €1,800 million bilateral credit lines	1,800

Liquidity position reflecting post-closing events	17,309

(1)	€5 billion credit line canceled with effect on February 12, 2004, 364 day renewable bilateral credit lines representing an amount of €1,800 million were set up (see Note 18 of the Notes to the Consolidated Financial Statements).

■ Credit Rating

At the date of preparing the financial statements, France Telecom S.A.’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA

Long-term debt	BBB	Baa3	BBB
Outlook	positive	positive	positive
Short-term debt	A2	P3	F2

On May 14, 2003, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB- to BBB with a positive outlook and France Telecom’s short-term rating from A-3 to A-2. On August 7, 2003, Fitch IBCA upgraded France Telecom’s long-term debt rating from BBB- with a positive outlook to BBB with a positive outlook. On September 23, 2003, Moody’s upgraded France Telecom’s long-term Baa3 rating from stable to positive and then on December 5, 2003 it was put on review for a possible upgrade.

At December 31, 2003, a large portion of bond issuances (€17.1 billion at December 31, 2003) had step-up clauses.

Standard & Poor’s upgrading of France Telecom’s rating resulted in a 25 basis-point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2003 for the U.S. dollar and pound sterling denominated bonds issued in March 2001. This explains why the positive impact of the Standard & Poor’s rating upgrade was €5.8 million in 2003, compared to an estimated €25.2 million for 2004.

For information regarding risks related to France Telecom’s indebtedness, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom may not be able to reduce its debt. If it is unable to reduce its indebtedness, France Telecom’s cash flow may be insufficient to meet its financing needs and its ability to invest in the development of its business may be reduced”.

11.1.4 MANAGEMENT OF COVENANTS

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom S.A. and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

*	EBITDA as defined in the agreements with the financial institutions.

France Telecom is, moreover, bound by the following specific commitments with regard to ratios:

■ France Telecom S.A. €15 billion syndicated credit line

In connection with France Telecom S.A.’s €15 billion syndicated credit line, of which the €5 billion tranche A has reached maturity, as well as the new €5 billion credit line, it undertook to respect the following financial ratios (see Note 18 to the Consolidated Financial Statements):

The ratio of EBITDA* to net interest expense must be greater than or equal to the following:

December 31, 2003	June 30, 2004	December 31, 2004	June 30, 2005	December 31, 2005

3.25	3.25	3.25	3.50	4

The ratio of net financial debt to EBITDA* must be less than or equal to the following:

December 31, 2003	June 30, 2004	December 31, 2004	June 30, 2005	December 31, 2005

4.50	4.25	3.75	3.5	3

The ratio calculations are based on the consolidated financial statements prepared under the French GAAP in effect as of the contract dates. EBITDA* is calculated on a rolling 12 month basis, by using data restated for acquisitions and disposals that took place within the preceding 12 months.

■ Receivable Securitization Programs of France Telecom S.A. and Orange

Several amortization scenarios are possible for France Telecom S.A.’s receivables securitization programs: (i) standard amortization on the contractual maturity date of the programs at December 31, 2003 or December 31, 2007 (with renewable maturity), depending on the programs, (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and coverage of interest costs for Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is stopped in order to progressively repay the holders of beneficial interests with cash received.

■ Sale of Future State Receivables

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

■ Kulczyk Holding’s Purchase of Shares in TP S.A.

The financing of Kulczyk Holding’s purchase of shares in TP S.A. (see Note 28 of the Notes to the Consolidated Financial Statements) is subject to the same financial ratios as France Telecom S.A.’s €5 billion syndicated credit line. This financing may also become due if Kulczyk Holding becomes insolvent or defaults on its financial covenants.

■ TP Group

TP Group has undertaken to respect certain financial ratios and targets which were renegotiated in the first half of 2003. The principal ratio to be respected is TP Group’s (formerly TP S.A.’s) ratio of net financial debt to EBITDA, which must be less than or equal to 3 (formerly 2.5). The calculation of this ratio is established on the basis of international accounting standards and EBITDA1 is calculated on a rolling 12 months basis.

At December 31, 2003 the ratios calculated met the conditions required.

No other significant clauses exist concerning compliance with financial ratios, other than those described above.

For information regarding risks related to France Telecom’s indebtedness, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom’s Business – France Telecom may not be able to reduce its debt. If it is unable to reduce its indebtedness, France Telecom’s cash flow may be insufficient to meet its financing needs and its ability to invest in the development of its business may be reduced”.

11.2 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments are presented in Note 21 of the Notes to the Consolidated Financial Statements.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which are applied coefficients which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

11.3 MARKET RISK ON SHARES

France Telecom exchanged all of the treasury shares it held (approximately 95 million shares) for the Orange shares it acquired in the public exchange offer (see “Item 5. Operating and Financial Review and Prospects – 5.2.1.6 Capital Expenditures and Financial Investments – Financial Investments”). At the close of that transaction, France Telecom no longer held any treasury shares.

France Telecom has also acquired options to purchase France Telecom shares for an amount of €9 million, exercisable for 40 million shares at a price of €58.55 per share. These options are intended to partially cover the France Telecom bonds maturing in 2005 which are exchangeable for France Telecom shares.

For information regarding risks related to France Telecom’s shares, see “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – Risk factors relating to the volatility of France Telecom’s shares”.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of France Telecom’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective to ensure that material information relating to France Telecom and its consolidated subsidiaries was made known to them by others within the company.

In 2003, France Telecom implemented, and is currently in the process of implementing, additional measures relating to its internal control procedures over financial reporting in order to meet new requirements under French law and in preparation for the additional requirements of the rules implemented under the Sarbanes-Oxley Act of 2002. The measures include the following:

■	A group-wide program was launched in 2003 to reinforce the effectiveness of internal controls in producing financial and accounting data (see “Item 6. Directors, Senior Management and Employees – 6.3 Corporate Governance – General Oversight”);

■	A Financial Information Committee was established in 2003 in order to ensure the integrity and accuracy of information and compliance with applicable laws and regulations; and

■	A project was introduced in 2003 that is designed to meet the new IFRS regulatory requirements, expand the Group’s reporting procedures on management by division, create a single consolidating and reporting system and improve the level of integration of the consolidating and reporting system with upstream systems.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

France Telecom’s board of directors has determined that a member of its Audit Committee, Mr. Stéphane Richard, is an Audit Committee financial expert as defined in Item 16A of Form 20-F.

Item 16B. CODE OF ETHICS

France Telecom’s board of directors has adopted a Code of Ethics that applies to all France Telecom employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of France Telecom’s Code of Ethics is available on France Telecom’s website at www.francetelecom.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Audit and RSM Salustro Reydel served as France Telecom’s independent auditors for the years ended on December 31, 2001 and 2002, for which audited financial statements appear in this annual report on Form 20-F. Upon expiration of its term as one of France Telecom’s independent auditors, RSM Salustro Reydel was not reappointed at the end of the shareholders’ meeting convened to approve the accounts for the year ended on December 31, 2002.

Deloitte Touche Tohmatsu and Ernst & Young Audit served as France Telecom’s auditors for the year ending on December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit, Deloitte Touche Tohmatsu and RSM Salustro Reydel to France Telecom in 2003 and 2002.

	2003		2002

	(€ millions)		(€ millions)
	Ernst & Young Audit	Deloitte Touche Tohmatsu	Ernst & Young Audit	RSM Salustro Reydel
Audit Fees	13.7	10.9	17.0	5.3
Audit-Related Fees	2.6	1.8	5.1	0.4
Tax Fees	2.1	0.1	4.5	—
Other Fees	0.1	1.3	2.4	—
Sub-Total	18.5	13.0	29.0	5.7
Consulting fees paid to French consulting entity(1)	—	1.1	—	—
Total Fees	18.5	14.1	29.0	5.7

(1)	These fees concern consulting activities with respect to customers services and cost-cutting which were provided by a consulting entity in the process of being separated in France.

“Audit Fees” are the aggregate fees billed by France Telecom’s independent auditors for the audit of France Telecom’s individual and consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are the aggregate fees billed by France Telecom’s independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of France Telecom’s financial statements and are not reported under “Audit Fees”. “Audit-Related Fees” include consultations concerning financial accounting and reporting standards; internal control reviews; and audits of employee pension and benefit plans.

“Tax Fees” are the aggregate fees billed by France Telecom’s independent auditors for professional services related to tax compliance, and tax consultations, including assistance in connection with tax audits.

“Other Fees” are the aggregate fees billed by France Telecom’s independent auditors for training services, treasury control reviews and process improvement and advice.

Audit Committee Pre-Approval Policies and Procedures

France Telecom’s Audit Committee organizes the procedure for selecting the external auditors and provides a recommendation to the board of directors regarding their appointment and their terms of compensation. The Audit Committee also examines auditor independence principles and rules relating to auditor services within France Telecom, and studies on a yearly basis the working plans of the external auditors and the scope of the audit.

All audit and non-audit services provided by external auditors must be pre-approved by the Audit Committee. In 2003, the Audit Committee pre-approved all the services provided by France Telecom’s external auditors as part of the selection process of the statutory auditors. At the end of 2003, the Audit Committee adopted the “Audit and Non-Audit Services Pre-approval Policy” for future periods. This policy requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by the external auditors. Pre-approval fee levels for all services to be provided by the external auditors are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services are approved up to a specific amount within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee.

Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Financial Statements

Item 19. LIST OF EXHIBITS

1.1	Bylaws (statuts), as amended at the shareholders’ meeting of April 9, 2004, of France Telecom.

*2.1	Credit agreement for €5 billion dated February 6, 2003 among France Telecom and the several parties named therein.

**2.2	Credit agreement for €15.0 billion dated February 14, 2002, among France Telecom and the several parties named therein.

***2.3	Indenture dated March 14, 2001, between France Telecom and, inter alia, Citibank, NA as Trustee.

4.1	Extracts of the minutes of the board of directors meeting of April 2, 2003 and July 28, 2003 describing the compensation of Mr. Thierry Breton, Chairman and Chief Executive Officer of France Telecom.

8.0	Subsidiaries of France Telecom (see Note 32 of the Notes to the Consolidated Financial Statements).

10.1	Consent of Deloitte Touche Tohmatsu as auditors of France Telecom.

10.2	Consent of Ernst & Young Audit as auditors of France Telecom.

10.3	Consent of RSM Salustro Reydel as auditors of France Telecom.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to France Telecom’s Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on March 21, 2003.
**	Incorporated by reference to France Telecom’s Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Commission on June 28, 2002.
***	Incorporated by reference to France Telecom’s Annual Report on Form 20-F for the year ended December 31, 2000, as filed with the Commission on May 29, 2001.

Glossary of Technical Terms

3BPQ: Relates to all short four-digit telephone numbers commencing with the number 3.

ADSL (Asymmetric Digital Subscriber Line): ADSL is a technology that permits high-volume data transmission across traditional telephone networks (most commonly access to the Internet) via paired copper cable (the most common type of telephone line found in buildings).

Application program interface (API): A programming interface between an operating system and an application, consisting in some basic low level functions specified by the operating system, well documented and made public, and enabling the programming of “higher level” applications based on the operating system.

ATM (Asynchronous Transfer Mode): Asynchronous transfer mode (ATM) is a broadband multiplexing technology that utilizes connected packets (ATM packets) to carry different types of traffic with guaranteed quality.

Autonomous System (AS): A group of IP routers handled by a single administrative entity using the communal routing protocol (Internet Gateway Protocol), and identified using a unique Autonomous System Number (ASN).

Backbone: Fiber optic backbone transmission network for long distance and very high capacity (see DWDM and SDH).

BAS (Broadband Access Server): Broadband access grouper which collects incoming and outgoing traffic to DSLAMs and ensures the interconnection with the operator’s IP network. The BAS is an essential element of an operator’s ADSL network. The grouping equipment handles the management of user sessions (authentification, traffic control, etc.) and the concentration of Internet traffic.

Bit: Abbreviation of BInary digiT. A unit of information codified in a binary (0 or 1) manner used by digital systems.

Bluetooth: Bluetooth is a wireless transmission technology that enables the construction of mid-volume (approx. 700 kbits/s) personal networks, most notably point-to-point exchanges between fixed and mobile devices (PCs, PDAs, telephones, wireless headphones, printers). This technology allows for wireless connectivity between hardware via radio bandwidths of 2.4 GHz over distances of approximately 10 meters.

Broadband: Transmission technology in which a single medium (wire) can carry several channels at once. Term used to describe high speed networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connections provided from at least 128 Kbps downstream).

Centrex: Service enabling one or more businesses to use a public automatic switch while benefitting from all the services available on a PABX (Private automatic switch for businesses).

CFCs (Chlorofluorocarbons): chemical substances used as refrigerating gases in cooling systems and switches.

CLIP (Calling Line Identity Presentation): Caller’s number is identified.

CLIR (Calling Line Identity Restriction): Caller’s number is not revealed. A service through which the requestor prohibits (on a call by call or permanent basis) his number from being sent to the person receiving the call.

Content Delivery Network (CDN): Network of off-site cache servers (or proxy cache) ensuring the delivery, on an IP network, of significant data flux and high consumptions of passing bandwidth to handle increases in load that a central server could not manage.

Cross-connect: Telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber to transfer them to the local telephone switch.

DCS 1800 (Digital Cellular System 1800) or GSM 1800: Wireless operating system using the GSM standard applied to the 1800Mhz wavelength and adapted to micro-cellular networks.

DECT (Digital European Cordless Telephone): European wireless standard on the 1880-1900 Mhz wavelength, using digital compression.

Dense Wavelength Division Multiplexing (DWDM): A technology of transmission consisting of multiplexing wavelengths in a fiber optic and enabling the very high speed (up to 10 Gigabits per second) transfer of information on long distance networks.

DRM (Digital Rights Management): DRM is a technology that enables the secure distribution, advertisement and sale of digital content (media, documents, software), particularly on the Internet by protecting copyrights, and allows editors to maintain contact with users. In most instances, this protection is achieved through the encryption of digital content support and the limitation of access to only those people who have acquired a proper license.

DSL (Digital Subscriber Line): Technologies enabling the use of copper cables connecting subscribers of Public Switched Telephone Networks to complete broadband transfers of digital packets. See ADSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulating of subscribers ADSL modems and the first level of aggregation of data transmissions on IP networks. The equipment also serves to filter voice and data. Installed at the level of local cross-connect, they generally manage between 100 and 2,000 subscribers.

DWDM: See Dense Wavelength Division Multiplexing.

Ethernet: A technology for local networks connections originally developed by Xerox, by which computers are connected by a combination of network interface cards installed on each PC and by coaxial cables which link the work stations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may, at any moment, initiate a transmission.

Extranet: The distant interconnection of several Intranets. These are available to a restricted group of subscribers, connected to the Intranet using the Internet. As an example, this is the case for nomadic employees, providers, etc.

Frame relay: A data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard destined to facilitate the interconnection of networks. It enables the simultaneous connection, by statistical multiplexing, of several communications using a single access and permits high speeds.

Gbits or Gigabits per second: Billions of bits transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): Second generation mobile communication system (2.5 G) that allows for volumes of up to 150 Kbits/s.

GSM (Global System for Mobile): European standard for digital mobile networks.

HSCSD (High-Speed Circuit-Switched Data Service): GSM circuit switches data transfer at high-volume.

Integrated Service Digital Network (ISDN): Public digital network allowing the transfer of different kinds of information at 64 Kbit/s: data, voice and video. France Telecom’s commercial name is Numeris.

Intelligent Network (IN): Concept of network architecture aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This principal lies on the installation of the service logic and data on a central computer, which manages the switches.

Internet Access Provider (IAP): A company that provides access to the Internet to individual subscribers, businesses and corporations.

Internet Protocol (IP): One of two principal communication protocols between networks (the other protocol is ATM), in particular Internet and Intranet. IP is a specific transfer protocol based upon the principle of packet commutation.

Intranet: A local network that uses the same protocols and technology as the Internet, but which relies on a private set of computers and is not open to all Internet users. Examples include Intranets used by companies or by certain communities.

IP: see Internet Protocol.

Kbit/s or Kilobit per second: Thousands of bits transferred per second on a transmission network. See bit.

Local Area Network (LAN): Local business or corporation networks enabling work stations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: Section of the telephone network connecting the local telephone switch to individual subscribers’ homes.

Local Switch: A switch also known as a subscriber switch in the Public Switched Telephone Networks, which permits the completion of local calls. Subscribers are directly linked to the switch by a subscriber-linking unit. For national or international calls, local switches rely on higher level switches, called Transit Switches (TS).

Long Distance Network: Public or private network covering a very large geographic scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

Mbit/s or Megabit per second: Millions of bits transferred per second on a transmission network. See bit.

Metropolitan Area Network (MAN): Broadband transmission networks with a limited geographic spread usually the size of a city or region.

Middleware: Layer of software between the operating system and the applications. This enables the provision of services, which do not exist in the operating system and serves as an abstract base for programming applications.

MMS (Multimedia Messaging Service): This service is an extension of SMS and e-mail. It allows the user to send multimedia documents.

Multiplexing: Technique to simultaneously transfer several communications on a same transmission channel.

Multi-Protocol Label Switching (MPLS): A project standard of the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of and resolve construction and protocol issues relating to the Internet. The MPLS improves efficiency and network speed allowing routers to transfer information along pre-defined paths depending in the level of quality required.

Multi-site Broadband Service: Solution for a company to connect several sites in a single city or region to transfer voice, data and picture information at speeds reaching 2.5 Gbits. This solution relies on a doubled and dedicated local loop to ensure maximum security.

MVNO (Mobile Virtual Network Operator): Operators that do not build and operate their own mobile network, but instead have access to the networks of one or more mobile operators and offer their own branded services to customers using another operator’s network.

Network Access Server (NAS): Sideline IP network equipment for the concentration of telephone modem accesses to the switched telephone network and connection to the IP network.

Next Generation Network (NGN): Networks based on a project to implement the technologies used for Data transfers and the Internet to provide all the services currently provided by the Public Switched Telephone Network.

Outsourcing: Service agreement between a company and an operator consisting in the transfer of the management of all the telecommunication or computing needs.

PABX or PBX (Private Automatic Branch eXchange): Private business switch.

PCBs (Polychlorinated Biphenyls): Chemical products used in certain electric installations particularly power generators and capacitors.

Public Switched Telephone Network: Voice transfer network consisting of handsets, subscriber lines, circuits and switches. Also used to access certain data services.

Roaming: Roaming allows wireless customers to make and receive calls while in the coverage area of a network of which they are not clients and to be billed for such service by their home network. A prime example of which is the use of a wireless device abroad on another operator’s network.

Semaphore Signal code 7: The exchange of information necessary to the management of a telephone call (completion and break, maintenance and supervision and billing) completed in a digital form by a distinct network to the one used for the call itself.

Single Visitor: Entity (individual or software), having consulted at least once a web site during a specific period. Internet servers record IP addresses of each visitor. Regardless of the number of pages viewed by the same visitor on a particular site, the server will only record one unique visitor.

SMS (Short Message Service): Two-way short message service.

SS7: See Semaphore Signal code 7

Switches: Telephone call management systems with three functions: Interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (billing, operation and maintenance).

Synchronous Digital Hierarchy (SDH): Standard of very high speed fiber optic transmission which enables the transport of packets of information at various speeds in a secure manner and ease their management.

Tbit/s or Terabit per second: Trillions of bits transferred per second on a transmission network. See bit.

UMTS (Universal Mobile Telecommunication System): Third generation mobile system (3G) that allows high volume communication (2 Mbits/s in symmetrical volume) on frequency bands of 1.9 to 2.2 GHz.

Unbundling: The obligation for operator-owners of local loops to provide to a third party operator pairs of bare copper wires. The third party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers with its own network. A housing of the equipment is also offered to third parties, in addition to the unbundling.

UTRAN (UMTS Terrestrial Radio Access Network): UMTS access network.

Virtual Mobile Operator: See MVNO.

Virtual Private Network (VPN): A group of logically organized communication resources of the Public Switched Telephone Network which are offered by providers to clients as a private network.

Voice over DSL (VoDSL): Transport of voice services (in packets) using DSL technology.

Voice over Internet Protocol (VoIP): Transport of voice services using IP technology.

WAP (Wireless Application Protocol): A protocol that optimizes Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): See Dense Wavelength Division Multiplexing.

Wide Area Network (WAN): Network spanning several buildings or a town. See MAN.

WiFi (Wireless-Fidelity): Technology enabling the connection of wireless components using radio waves in the 2.4 GHz wavelength. Application of Ethernet technology in the radio area, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances of up to 10 meters.

Wireless Local Area Network (WLAN): Wireless Local Area Network. See LAN, WiFi.

X 25: Standardized communication protocol permitting the establishment of a link between two pieces of equipment using a network known as a “packet switch”. The Transpac network was the first public X.25 network open to the world using this technology.

FRANCE TELECOM

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of France Telecom:

We have audited the accompanying consolidated balance sheet of France Telecom and subsidiaries (“the Group”) as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of France Telecom and its subsidiaries at December 31, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in Note 33 to the consolidated financial statements.

Neuilly-sur-Seine and Paris, France

February 12, 2004 (except for Note 33 for which the date is April 7, 2004)

/s/ DELOITTE TOUCHE TOHMATSU	/s/ ERNST & YOUNG AUDIT
Represented by
Christian Chiarasini

INDEPENDENT AUDITORS’ REPORT

The Directors and Shareholders

France Telecom

We have audited the accompanying consolidated balance sheets of France Telecom as of December 31, 2002, and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of France Telecom at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 33 to the consolidated financial statements.

Paris, France March 4, 2003
RSM SALUSTRO REYDEL	ERNST & YOUNG Audit

Represented by	Represented by
Guy Stievenart and Jean-Michel Charpentier	Gabriel Galet

FRANCE TELECOM

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts in millions, except per share data)			Year ended December 31,

	Note	2003 $	2003 €	2002 €	2001 €
Sales of services and products		58,101	46,121	46,630	43,026
Cost of services and products sold (excluding items shown separately below)		(21,697)	(17,223)	(18,558)	(17,619)
Selling, general and administrative expenses		(14,005)	(11,117)	(12,579)	(12,520)
Research and development expenses		(602)	(478)	(576)	(567)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		21,797	17,303	14,917	12,320

Depreciation and amortization (excluding goodwill)		(9,496)	(7,538)	(7,910)	(6,910)
Amortization of actuarial adjustments in the early retirement plan	22	(266)	(211)	(199)	(210)

Operating income		12,035	9,554	6,808	5,200

Interest expenses, net (excluding perpetual bonds redeemable for shares - TDIRA)	16	(4,646)	(3,688)	(4,041)	(3,847)
Interest expense on TDIRA	26	(349)	(277)	-	-
Foreign exchange gain/(loss), net		(31)	(25)	136	(337)
Discounting of early retirement plan	22	(251)	(199)	(216)	(229)

Current income from integrated companies		6,759	5,365	2,687	787

Other non-operating income/(expense), net	6	(1,410)	(1,119)	(12,849)	(5,904)
Income taxes	7	3,264	2,591	(2,499)	2,932
Employee profit-sharing		(160)	(127)	(148)	(131)

Net income/(loss) from integrated companies		8,453	6,710	(12,809)	(2,316)

Equity in net income/(loss) of affiliates	11	(212)	(168)	(367)	(890)
Goodwill amortization	8-11	(2,113)	(1,677)	(2,352)	(2,531)
Exceptional goodwill amortization	8-11	(1,432)	(1,137)	(5,378)	(3,257)

Net income/(loss) of the consolidated group		4,696	3,728	(20,906)	(8,994)

Minority interest	24	(657)	(522)	170	714

Net income/(loss)		4,039	3,206	(20,736)	(8,280)

Earnings per share (in euros)

Earnings per share
- basic
published		2.07	1.64	(19.11)	(7.51)
comparable(1)				(16.75)	(6.58)

- diluted
published		2.02	1.60	(19.11)	(7.51)
comparable(1)				(16.75)	(6.58)

(1)	see note 25

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003, 2002 AND 2001

(Amounts in millions)		At December 31,

	Note	2003 $	2003 €	2002 €	2001 €

ASSETS

Goodwill, net	8	32,550	25,838	27,675	34,963
Other intangible assets, net	9	20,854	16,554	18,411	18,189
Property, plant and equipment, net	10	38,693	30,635	36,268	31,728
Investments accounted for under the equity method	11	258	205	2,564	8,912
Non-consolidated investments, net	12	1,316	1,045	1,418	3,240
Other long-term assets, net	13-16	3,995	3,171	2,501	1,936
Deferred income taxes, net	7	9,986	7,927	3,903	5,369

Total long-term assets		107,552	85,375	92,740	104,337

Inventories, net		650	516	696	900
Trade accounts receivable, less provisions (1,325 at December 31, 2003, 1,625 at December 31, 2002)	13	4,811	3,819	5,474	7,596
Deferred income taxes, net	7	1,800	1,429	416	1,102
Prepaid expenses and other current assets	14	4,372	3,470	4,397	6,653
Receivable from divestment of real estate					2,689
Marketable securities	19	2,361	1,874	45	1,138
Cash and cash equivalents	19	4,220	3,350	2,819	2,943

Total current assets		18,214	14,458	13,847	23,021

TOTAL ASSETS		125,766	99,833	106,587	127,358

LIABILITIES AND SHAREHOLDERS’ EQUITY

Share capital: 2,402,316,828 shares with a par value of €4		12,105	9,609	4,761	4,615
Additional paid-in capital		19,316	15,333	24,750	24,228
Retained earnings/(losses carried forward)		(11,639)	(9,239)	(5,434)	4,682
Net income/(loss) for the period		4,039	3,206	(20,736)	(8,280)
Foreign currency translation adjustment		(8,671)	(6,883)	(3,315)	844
Own shares				(9,977)	(5,002)

Shareholders’ equity	25	15,150	12,026	(9,951)	21,087

Minority interests	24	7,516	5,966	9,780	8,101

Non-refundable funds and equivalents	26	6,650	5,279

Bonds	16	45,800	36,356	42,489	48,554
Other long- and medium-term debt, less current portion	16	3,033	2,408	4,409	5,989
Other long-term liabilities	22	7,541	5,986	14,978	8,663

Total long-term liabilities		56,374	44,750	61,876	63,206

Current portion of long- and medium-term debt	16	11,410	9,057	13,495	1,596
Bank overdrafts and other short-term borrowings	16	1,978	1,570	10,490	11,365
Trade accounts payable		9,282	7,368	8,503	8,631
Accrued expenses and other payables	22	11,388	9,040	7,395	7,259
Other current liabilities	22	1,736	1,378	1,712	2,481
Deferred income taxes, net	7	295	234	87	374
Deferred income	15	3,987	3,165	3,200	3,258

Total current liabilities		40,076	31,812	44,882	34,964

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		125,766	99,833	106,587	127,358

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY—YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts in millions of euros, except per share data)

	Number of shares issued	Share Capital	Additional paid-in capital	Retained earnings	Foreign curr. translation adjustment	Treasury shares	Total

Balance at January 1, 2001	1,153,831,943	4,615	24,228	6,408	59	(2,153)	33,157

Net loss for the year 2001				(8,280)			(8,280)

Movements in holdings of treasury shares (note 25)				(1,271)		(2,849)	(4,120)

Appropriation of earnings				(1,075)			(1,075)

Translation adjustment (note 25)					785		785

Other movements (note 25)				620			620

Balance at December 31, 2001	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net loss for the year 2002				(20,736)			(20,736)

Movements in capital (note 25)	36,326,781	146	522				668

Movements in holdings of treasury shares (note 25)						(4,975)	(4,975)

Appropriation of earnings				(1,056)			(1,056)

Translation adjustment (note 25)					(4,152)		(4,152)

Other movements (note 25)				(780)	(7)		(787)

Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206

Capital increase (FT Ambition Plan) (note 25)	1,037,205,725	4,149	10,691				14,840

Employee share issue (note 25)	7,350,628	29	58				87

Capital reduction through cancellation of treasury shares held (note 25)	(3,000,000)	(12)	(300)			312	0

Capital increase further to public tender offer for Orange shares (note 25)	170,600,523	682	2,910				3,592

FT treasury shares transferred to Orange shareholders as payment for Orange shares (note 25)						9,665	9,665

impact of the loss on the exchange of shares on the Orange public tender offer (note 25)				(7,638)			(7,638)

Tax impact on the loss on the exchange of shares on the Orange public tender offer (note 25)				1,963			1,963

Capital increase on bond conversions (note 25)	1,228	0	0				0

Allocation of France Telecom SA’s statutory earnings (note 25)			(22,776)	22,776			0

Translation adjustment (note 25)					(3,614)		(3,614)

Other movements (note 25)				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	15,333	(6,033)	(6,883)	0	12,026

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS—YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts in millions)		Year ended December 31,

	Note	2003 $	2003 €	2002 €	2001 €

OPERATING ACTIVITIES
Net income/(loss)		4,039	3,206	(20,736)	(8,280)

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill	8-11	13,041	10,352	15,639	12,698
Net loss/(gain) on sales of real estate		(39)	(31)		(705)
Net loss/(gain) on sales of tangible and intangible assets		(58)	(46)	(37)	(92)
Net loss/(gain) on sales of other assets	6	(389)	(309)	(960)	(2,093)
Change in other provisions	6	(503)	(399)	13,119	7,860
Undistributed earnings of affiliates		213	169	369	841
Deferred income taxes	7	(3,705)	(2,941)	1,586	(2,090)
Interest expense on TDIRA	26	319	253	-
Minority interests	24	658	522	(170)	(714)
Unrealized exchange rate gain (1)		(895)	(710)	-	-
Other non-monetary items		18	14	(232)	(19)

Change in working capital (trade)
Decrease/(increase) in inventories (net)		165	131	193	341
Decrease/(increase) in trade accounts receivable		1,852	1,470	1,219	(628)
Increase/(decrease) in trade accounts payable		(407)	(323)	(420)	(588)

Change in working capital (non-trade)
Net impact of sales of commercial receivables	13	(280)	(222)	797	914
Net impact of sales of future receivables	22			(82)	690
Net impact of sales of carry back receivables	7			1,111	(1,111)
Decrease/(increase) in other receivables		378	300	542	(1,974)
Increase/(decrease) in accrued expenses and other payables		(144)	(114)	(99)	2,026

Net cash provided by operating activities		14,263	11,322	11,839	7,076

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (3)	9-10	(6,427)	(5,102)	(7,943)	(8,553)
Proceeds from sale of real estate	10	528	419	2,550	-
Proceeds from sales of property, plant and equipment and intangible assets		224	178	366	296
Purchase of own shares	3-25			(5,022)	(8,807)
Orange SA IPO proceeds					6,102
Purchase of Orange SA shares: exercise of E.On put option	3			(950)	-
Exercise of the call option on NTL preferred shares	12			(1,092)	-
Change in net cash following the full consolidation of TP Group				144	-

Cash paid for investment securities and acquired businesses, net of cash acquired (of which €(161) million for Orange public buy out offer)	3	(254)	(202)	(184)	(1,071)
Investments in affiliates	11	(44)	(35)	(146)	(3,284)
Sale of TDF sub-group and investment in Tower Participations	3			1,290	-
Net impact of the sale of Wind shares	3	1,936	1,537
Net impact of the sale of Casema shares	3	627	498	-	-
Sale of Eutelsat and investment in BlueBirds	3	470	373	-	-
Proceeds on the sale of Sprint PCS shares	12	360	286	-	-
Proceeds from sales of investment securities and businesses, net of cash transferred	3-11	443	352	146	4,524
Decrease/(increase) in marketable securities and other long-term assets	19	(2,571)	(2,041)	(673)	(31)

Net cash used in investing activities		(4,708)	(3,737)	(11,514)	(10,824)

The accompanying notes are an integral part of the consolidated financial statements

(Amounts in millions)			Year ended December 31,

	Note	2003 $	2003 €	2002 €	2001 €

FINANCING ACTIVITIES
Issuance of long-term debt	16	9,320	7,398	4,394	37,244
Repayment of long-term debt	16	(22,802)	(18,100)	(3,380)	(18,174)
Increase/(decrease) in bank overdrafts and short-term borrowings	16	(11,437)	(9,079)	(1,077)	(13,556)
Net change in cash collateral (2)	16	(694)	(551)	-
Non-refundable funds and equivalents	26	(1,000)	(794)
UMTS vendor financing	22	(669)	(531)	271	234
Capital increase	25	18,763	14,894	-
Minority shareholders’ contributions		17	14	70	181
Dividends paid to minority shareholders	25	(150)	(119)	(77)	(128)
Dividends paid	25		0	(395)	(1,075)

Net cash provided by/(used in) financing activities		(8,652)	(6,868)	(194)	4,726

Net increase in cash and cash equivalents		903	717	131	978
Effect of changes in exchange rates on cash and cash equivalents		(234)	(186)	(255)	(75)
Cash and cash equivalents at beginning of period		3,551	2,819	2,943	2,040

Cash and cash equivalents at end of period		4,220	3,350	2,819	2,943

(1) Changes were previously recorded under “Decrease/(increase) in other receivables” for €(434) million for the year ended December 31, 2002 and €(392) million for the year ended December 31, 2001.

(2)  Changes were previously reported under “Decrease/(increase) in other receivables/Increase (decrease) in accrued expenses and other payables” for €(587) million for the year ended December 31, 2002 and €228 million for the year ended December 31, 2001.

Supplementary disclosures
(3)Increase/(decrease) in fixed assets vendors		(20)	(16)	(368)	410

Cash paid during the period for
. Interest		(4,710)	(3,739)	(3,681)	(3,695)
. Income taxes		(409)	(325)	(959)	(610)
. Interest on perpetual bonds redeemable for shares (TDIRA)		(30)	(24)

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These financial statements were presented to the Board of Directors on February 11, 2004

NOTE 1 - DESCRIPTION OF BUSINESS

The France Telecom Group (“France Telecom”), including in particular its publicly listed subsidiaries Orange, Wanadoo, TP Group (the Polish telecommunications operator TP SA and its subsidiaries) and Equant, is one of the leading telecommunications operators in the world and the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles according to rule 99-02 of the Comité de la Réglementation Comptable (CRC).

2.1 FIRST TIME APPLICATION OF NEW ACCOUNTING STANDARDS AND REGULATIONS

Financial Security Law

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. The French National Accounting Council (“Conseil National de la Comptabilité”) is currently reviewing the amendments required to CRC rule 99-02 in relation to the new law’s terms and conditions of application. Therefore, France Telecom is currently reviewing the possible impact of the Financial Security Law and the assessment will be completed once these terms and conditions have been defined. Although France Telecom is not currently able to estimate the differences between the new law and the rules currently applied by France Telecom, the changes could increase the total of the Group’s assets and liabilities, particularly due to the transactions carried out under the receivables securitization programs (as described in Note 13) or guarantees given (Kulczyk Holding, QTE Lease (as described in Note 28.2).

CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. France Telecom has chosen not to apply this rule in its December 31, 2003 financial statements.

CRC rule 03-07 of December 12, 2003 relating to the first time application of the accounting method by asset component and amending the transitional application rules set forth under CRC rule 02-10 for major repairs

In accordance with CRC rule 00-06 (on liabilities), CRC rule 02-10 and CRC rule 03-07, provisions for major repairs are subject to transitional application rules until January 1, 2005. These rules distinguish between two categories of major repairs:

■	expenditures aiming to fully or partly replace existing fixed assets,

■	expenditures scheduled over a number of years through major repair or revision plans in accordance with the applicable laws or regulations or with the standard procedures of the company with the sole aim of verifying the good working order of plant or equipment and maintaining it, without extending its useful life beyond that originally assessed.

For expenses in the first category, i.e. asset replacement, as rule CRC 02-10 had not been adopted at January 1, 2002, for 2003 and 2004 companies may either maintain their previous accounting treatment or use the component approach. For the second category of expenditure, companies may either record a provision for major repairs or use the method of accounting for assets by component.

France Telecom has chosen not to account for assets by component in its December 31, 2003 financial statements. Based on the nature of the Group’s business, France Telecom is not exposed to material expenditure under the second category mentioned above. Therefore, for the year ended December 31, 2003 the application of the rule did not have any material impact on France Telecom’s net income or shareholders’ equity.

Recommendation 03-R-01 of April 1, 2003 from the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation is applicable from January 1, 2004 with earlier adoption possible from January 1, 2003. It establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. France Telecom is currently reviewing the practical implications of this recommendation within France Telecom for its application as at January 1, 2004.

CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. CRC rule 03-05 is applicable to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. France Telecom chose not to apply this rule in its financial statements for the year ended December 31, 2003. However, as France Telecom already applies similar terms and conditions to those set out in the rule, its application should not have a material impact on net income or shareholders’ equity.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. It applies to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. France Telecom chose not to apply this rule in its financial statements for the year ended December 31, 2003. However, as France Telecom already applies similar terms and conditions to those set out in the rule, its application should not have a material impact on net income or shareholders’ equity.

CNC Recommendation 03-R-02 of October 21, 2003 relating to environmental issues

This recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001 relating to the “recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies”. The CNC recommendation is applicable to accounting periods commenced from January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities but aims to achieve greater harmonization of the type of environmental disclosures made by different companies.

2.2 PRESENTATION OF THE FINANCIAL STATEMENTS AND EARNINGS PER SHARE DATA

The consolidated financial statements are prepared in euros.

■	Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan are broken down by destination as follows:

-	the cost of services and products sold represents the cost of services and products sold during the accounting period;

-	selling, general and administrative expenses reflect, respectively, the expenses resulting from the actions undertaken by the company to sell its products and services, and the expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);

-	research costs include original work organized and conducted to gain understanding and new scientific or technical knowledge. Development costs include the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of materials, appliances, products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.

■	Operating income before depreciation and amortization (REAA) represents the difference between revenues and operating expenses before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan. Operating income corresponds to REAA after depreciation, amortization and provisions, and amortization of actuarial adjustments in the early retirement plan.

■	The costs resulting from the discounting of the Group’s commitments under the French early retirement plan and from the French legal employee profit sharing plan are presented as two separate line items in the consolidated statement of income after operating income.

■	“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).

■	The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.

■	Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.

■	In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

France Telecom discloses both basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments at the year end and the liquidity contract that France Telecom has undertaken to establish for Orange option holders (see the liquidity contract section below). Diluted earnings per share are calculated based on consolidated net income adjusted for the financial impact of dilutive instruments and their effect on employee profit-sharing, net of the related tax effect. When the earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the case of capital increase made at a price lower than the market price, in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares held recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

2.3 CONSOLIDATION PRINCIPLES

The main consolidation principles are as follows:

■	Subsidiaries which France Telecom controls, either directly or indirectly, are fully consolidated;

■	Investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

■	Investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% interest), are accounted for under the equity method;

■	Material inter-company balances and transactions are eliminated in consolidation.

Translation of financial statements of foreign subsidiaries

Except for companies in countries with hyper-inflationary economies, the financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros as follows:

■	assets and liabilities are translated at the year-end rate;

■	items in the statement of income are translated at the average rate for the year;

■	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are re-measured into their functional currency, prior to translating into euros, using the following method:

■	monetary balance sheet items are translated at the year-end rate;

■	non-monetary items are translated at the historical rate;

■	items in the statement of income are translated at the average rate for the year except for charges to and reversals of depreciation, amortization and provisions, which are translated at the historical rate;

■	the translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries re-measured as described above are then translated into euros using the method applied to all foreign subsidiaries of France Telecom.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading “Goodwill” for fully and proportionally consolidated entities and is included in the heading “Investments accounted for under the equity method” for entities over which France Telecom exercises significant influence.

Goodwill related to foreign companies is recorded as an asset in the functional currency of the foreign company.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of, which is removed from the balance sheet at the time the partial disposal is recorded, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

France Telecom carries out a review of the recoverable value of goodwill at least annually and more frequently when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

France Telecom generally analyses recoverable value based on the grouping of its activities within its principal sub groups:

■	Acquired mobile activities of Orange plc and those held previously by France Telecom;

■	Equant activities;

■	Wanadoo internet activities;

■	Wanadoo directory activities;

■	TP Group activities.

France Telecom considers that this level of analysis reflects:

■	the fact that the entities concerned have similar businesses or markets (technology, trademarks, customers, marketing),

■	the fact that the entities share common resources (IT platforms, R&D, management, financing),

■	the strategic premiums accepted by France Telecom to acquire these activities in order to group them with those held previously within coherent sub groups in order to benefit from increased growth potential.

For other consolidated companies, including equity accounted companies, recoverable value is assessed on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm’s length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions, regulations, license renewals and operating conditions forecasts used by the management of France Telecom, as follows:

■	the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe of between 5 and 10 years,

■	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

■	the cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 OTHER ACCOUNTING METHODS

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period, except for those hedged by currency swap contracts and those arising on liabilities effectively hedged by assets in the same currency.

Revenue recognition

France Telecom’s principal sources of revenue are recognized as follows:

■	Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

■	Revenues from incoming and outgoing traffic are recognized when the service is rendered;

■	Revenues from sales of telecommunications equipment - net of discounts and similar commissions granted to distributors - and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

■	Revenues from Internet advertising are recognized over the period that services are provided. Since 2003, the same applies to revenues from the sale of advertisements in electronic directories. Revenues from advertisements in printed directories are recognized when directories are published;

■	Revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use - IRU) are recorded in the income statement on a straight-line basis over the duration of the contract.

■	Revenues from value added services are presented net of payments to the providers of these services when the service provider is responsible for the contents thereof and for determining the price paid by the subscriber.

The change of method applied in 2003 relating to the accounting treatment of the sale of advertisements in electronic directories led to a reduction of €14 million in sales, and of €12 million in operating income. The cumulative impact of this change in method of (€39 million) (Group share) has been recorded in other movements within shareholders’ equity at December 31, 2003 (see note 25).

Barter transactions on goods or services

Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services either provided or received, whichever is more readily determinable in the circumstances, whether or not the goods bartered are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the company with other third parties in identical conditions and that have a reliably measurable fair value. If a reliable estimation of fair value is not possible, the transaction is valued either at the book value of the asset given in the exchange or at a nil value.

Customer acquisition and retention costs

Customer acquisition and retention costs are expensed as incurred.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred. Advertising costs amounted to €1,063 million for the year ended December 31, 2003 (€1,232 million in 2002).

Research and development

Research and development costs are expensed as incurred.

Website development costs

Website development costs are capitalized when all of the following conditions are met:

■	the website has serious chances of being technically successful,

■	the company intends to complete the website in order to use it or sell it,

■	the company has the ability to use or sell the website,

■	the website will generate future economic benefits,

■	the relevant resources (technical, financial and others) are available to the company to complete the development of the website and to use or sell it,

■	the company has the ability to reliably measure the expenditures attributable to the website during its development.

Website development costs are expensed as incurred or capitalized depending on the development stage of the sites:

■	upstream research costs are expensed as incurred,

■	costs related to the development and creation of the design are capitalized if they meet the definition criteria for an asset,

■	costs incurred following completion of the website are expensed except if they allow the website to generate additional future economic benefits and if the attributable costs can be measured reliably.

Trade accounts receivable

France Telecom does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Commercial receivables sold to third parties under securitization programs in accordance with the applicable laws in the different countries concerned, are derecognized from the balance sheet when:

(i)	legal title to the receivables is transferred,

(ii)	France Telecom has given no guarantees in relation to the receivables,

(iii)	France Telecom has made no recourse commitment in relation to the receivables,

(iv)	France Telecom is neither a partner nor a shareholder of the purchaser, and does not exercise any decision-making or management powers within the purchaser’s business.

Residual interests held in divested receivables under varying forms (subordinated units, deferred consideration, etc.) are recorded under “Other long-term assets, net”. Impairments in value of such interests, determined based on the risk of non-recovery of the receivables divested, are presented as a reduction in “Other long-term assets, net” and movements are recorded as “selling, general and administrative expenses”. Costs of divesting receivables are recorded in non-operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and highly liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable realizable value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account future revenue expected from new subscriptions arising from mobile handset sales. Cost represents either acquisition or production cost and is generally determined using the weighted-average method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized; they are subject to impairment tests (see below – Impairment of long-lived assets).

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the date on which the network concerned is technically ready for the effective marketing of services. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due at the granting of the license. According to the ruling of the CNC’s Comité d’Urgence, the variable portion of these royalties (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an expense in the period incurred. Interest expenses related to financing mobile telephone licenses, such as UMTS licenses, are expensed when France Telecom is committed to them.

Purchases of transmission capacity on land and submarine cables (IRUs) are capitalized and amortized over the forecasted useful life. Income from the sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at net values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as expenses incurred for improving the capacity of equipment.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives:

Buildings and leasehold improvements	10 to 30 years

Switching, transmission equipment and other network equipment	5 to 10 years

Cables and public infrastructure	15 to 20 years

Computers and software (excluding network software)	3 to 5 years

Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the property, plant and equipment financed and, consequently, are recognized in the income statement on the basis of the rhythm of consumption of the economic benefits expected from the corresponding assets.

Finance leases

Assets financed under leases which transfer the risks and rewards of ownership to France Telecom are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt. Leases are classified as finance leases if they fulfill any one of the following conditions:

–	the lease transfers ownership of the asset to the lessee by the end of the lease term,

–	the lessee has the option to purchase the asset and the conditions of the option are such that its is reasonably certain at the inception of the lease that the option will be exercised,

–	the lease term represents the major part of the estimated economic life of the leased asset,

–	the present value of the minimum lease payments is close to the fair value of the leased asset.

Where France Telecom transfers the risks and rewards of ownership of an asset to a third party under a lease, the asset concerned is treated in the same way as if it had been sold.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of France Telecom or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at cost, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon management’s analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders’ equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured by applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares, except if net deferred tax assets were recognized at the same time as tax losses carry-forwards of these companies.

Debt issuance costs

Debt issuance costs are capitalized and amortized over the term of the related debt instrument.

Costs of capital increases

In accordance with opinion 2000-D issued by the Comité d’Urgence du CNC, the external costs directly related to capital increases are deducted from the additional paid in capital, net of any tax savings generated. Other costs are expensed as incurred.

Non refundable funds and equivalents

When, based on the terms of the contract or on the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the option of the lender or if it is redeemable for equity instruments, this instrument is shown under the heading Non refundable funds and equivalents.

The perpetual bonds redeemable for shares (TDIRA) issued on March 3, 2003 by France Telecom are included under this heading.

Treasury shares transactions

Treasury shares held by France Telecom are recorded at acquisition cost as a reduction in shareholders’ equity, except for those held for share price stabilization transactions or for the purpose of attribution to holders of stock options (including under the liquidity contract), which are recorded as marketable securities. Gains and losses on disposals of treasury shares recorded as a reduction in shareholders’ equity are recorded in consolidated retained earnings net of tax and, where applicable, net of any related discounting provision. In the consolidated financial statements of France Telecom SA, provisions recorded for impairment of treasury shares held within investment securities, as well as provisions for risk relating to commitments to repurchase treasury shares, are eliminated in consolidation.

Derivatives

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, caps and floors, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Gains and losses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the losses and gains on the underlying transaction being hedged:

■	Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;

■	Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;

■	Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain transactions in compliance with France Telecom’s hedging policy do not qualify as hedge transactions for accounting purposes. Such transactions are evaluated as follows:

■	For operations on organized markets, margin calls are recorded directly in the statement of income.

■	Net unrealized losses on over-the-counter instruments are fully provided for.

■	Unrealized gains on over-the-counter instruments are recorded upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the period-end, France Telecom has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of France Telecom or from public commitments having created a legitimate expectation on the part of such third parties that France Telecom will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that France Telecom will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

Securitization of future receivables

Sales of future receivables are recorded as a liability in the balance sheet.

Pension obligations and similar benefits

The following principles are applied for each main type of obligation:

■	Pension plan for French civil servants:

Civil servants employed by France Telecom are eligible to receive retirement benefits from the defined benefit pension plan for civil servants and military personnel, which is administered by the French State.

The “France Telecom Law” (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for pension or other plans of other civil servants.

■	Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55. This indemnity declines progressively to zero as the age at which they elect to retire approaches the normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (See Note 22). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary date of the plan in the consolidated statement of income in the year of change, and on a pro rata basis over future service periods until the end of the plan as personnel opt for early retirement.

■	Other retirement plans

Where defined benefit plans exist, the actuarial cost of commitments is accounted for each year over the service life of the employees. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

The costs relating to defined benefit plans are recorded in the year incurred.

■	Retirement indemnities and related obligations

In certain countries, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

■	Post-retirement benefits other than pensions

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

Stock option plans

Grants of share subscription options and share purchase options are not recorded in the consolidated income statement.

Shares of subsidiaries issued upon exercise of subscription options granted to employees are recorded as a share capital increase, based on the exercise price of the options, creating a dilution impact in France Telecom’s financial statements. When a dilution loss is probable and quantifiable, a provision is recorded.

With regard to purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the stock option plans are provided for when it is probable that the options will be exercised.

Liquidity contract

Holders of Orange stock options may receive France Telecom shares under the liquidity contract that France Telecom undertook to implement for their benefit, subject to certain conditions (see Note 25). The impact of this agreement is taken into account in the calculation of diluted earnings per share.

France Telecom is unable to determine if either new or existing France Telecom shares will be granted to the option holders in accordance with the liquidity contract or whether a cash payment will be made.

The purpose of the liquidity contract is to provide Orange option holders liquidity that is similar to what they had originally. It also results in the acquisition of future minority interests in Orange that may be created when the signatories of the liquidity contract exercise their options. Therefore, by analogy with the accounting treatment applicable to contingent value rights certificates (“CVRs”) that are deemed “attractive” under Recommendation no. 98-B issued by the CNC’s Comité d’Urgence, all payments made under the liquidity contract, irrespective of their form, will be recorded when the Orange option holders exercise their options.

2.5 USE OF ESTIMATES

France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with French generally accepted accounting principles requires the management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

NOTE 3 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

YEAR ENDED DECEMBER 31, 2003

Main acquisitions

Acquisition of Orange SA shares through public offers

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares, raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares (see Note 25). The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represents €5,652 million, based on France Telecom’s closing share price of €21.25, on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers (CMF)) published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer (offre publique de retrait) for, followed by a compulsory purchase of (retrait obligatoire) the outstanding shares in Orange, at a price of €9.50 per Orange share. The tender offer was not extended into the United States and cannot be accepted by holders resident there. Under the compulsory purchase procedure, France Telecom undertook to purchase all Orange shares not tendered into the original public offer (see Note 28). The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (visa) by the Commission des Opérations de Bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the Autorité des Marchés Financiers (AMF) - the French stock exchange regulatory authority which replaced the COB and the CMF - decided to extend the tender offer procedure period until the Paris Court of Appeals has issued its decision. Therefore the compulsory purchase - which was due to commence on December 4, 2003, the day after the planned closing of the tender offer - has been postponed. The Court of Appeals is expected to issue its decision at the end of the first quarter of 2004. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

At December 31, 2003, the goodwill corresponding to France Telecom’s additional 12.73% stake in Orange SA amounted to €2,790 million.

Main divestitures

Casema

In accordance with the agreement signed on December 24, 2002, France Telecom sold on January 28, 2003 100% of Casema to a group of financial investors made up of Carlyle, Providence Equity and GMT Communication Partners. The transaction valued the company, excluding borrowings, at €665 million.

This amount, paid in a cash upon completion of the transaction, was partly allocated to repay bank borrowings amounting to €163 million at the time of the sale, including termination indemnities. The remaining amount of €502 million was allocated to settle the current account loans granted by France Telecom to Casema.

The net impact on cash of this transaction for France Telecom amounted to €498 million. The net gain on disposal before tax recognized in 2003 amounted to €16 million.

Eutelsat

On April 28, 2003, France Telecom sold its 23.11% stake in Eutelsat to BlueBirds Participations SARL (“BlueBirds”), in accordance with an agreement signed on February 4, 2003 with Eurazeo. This transaction valued France Telecom’s interest at €447 million. France Telecom reinvested €74 million to acquire 20% of BlueBirds, whose controlling shareholder is Eurazeo. Other financial investors also acquired interests to become minority shareholders of BlueBirds.

The net cash proceeds generated by France Telecom as a result of the disposal amounted to €373 million. The net pre tax gain amounted to €87 million, of which €14 million was recognized in 2003, representing the difference between the gain on disposal and the amount reinvested in BlueBirds, with the remaining balance being recorded as deferred income.

On distribution of the proceeds resulting from future divestment by BlueBirds of its Eutelsat shares, Eurazeo and the other financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% Internal Rate of Return (“IRR”). Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the remaining proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. Finally, the remaining proceeds are shared by all shareholders.

France Telecom accounts for its investment in BlueBirds using the equity method. The carrying amount of its investment totals €52 million, which represents the amount of its investment net of the deferred gain on the 20% interest still indirectly held in Eutelsat. France Telecom’s interest in the net income of this company varies in relation to changes in France Telecom’s rights relating to Bluebirds’ net assets. This treatment is consistent with the preferential payment rights held by France Telecom and B shareholders. As France Telecom has no financial obligations towards Bluebirds and since a portion of the gain on disposal has been deferred, the risk for France Telecom is nil.

In addition, France Telecom benefits from various rights - notably preemption rights and the right to receive fairness opinions - aimed at protecting its financial investment.

Wind

On July 1, 2003, France Telecom sold its interest in Wind to Enel. The disposal proceeds amounted to €1,537 million, broken down as €1,362 million of cash consideration for the 26.58% stake in Wind and €175 million representing the reimbursement of the shareholders’ loan granted to Wind.

At June 30, 2003, based on the final terms of the sale transaction, the provision for risk on Wind amounting to €303 million was reversed and a €33 million impairment provision was recognized in relation to France Telecom’s Wind shares. The €270 million difference between these two amounts was recorded under non-operating income in 2003 (See Note 6).

The acquisition contract contained a condition under which France Telecom benefits from a price increase if, before December 31, 2004, Enel sells all or some of its Wind shares for a price valuing 100% of Wind’s net assets at over €5 billion.

As a result of this operation, all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares). Enel has undertaken to release France Telecom from all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guaranties given) that resulted from these agreements.

CTE Salvador

In accordance with an agreement entered into on September 8, 2003, France Telecom sold its stake in the historical El Salvador-based operator CTE Salvador on October 22, 2003 for €197 million. The net pre-tax disposal gain recognized in the accounts amounted to €78 million.

Nortel/Telecom Argentina

On December 19, 2003, France Telecom sold to Sofora - a company jointly held with Telecom Italia - Nortel Inversora shares representing 25.5% of the latter’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group - a major Argentinean investor - for €97 million. France Telecom also granted W de Argentina a call option on its remaining 2% interest in Sofora at a price of US$ 10,000 in return for a premium of €3 million. The net pre-tax disposal gain recognized in the accounts amounted to €97 million.

France Telecom did not grant any guarantees relating to the shares sold or the underlying assets.

YEAR ENDED DECEMBER 31, 2002

Full consolidation of the TP Group

At the April 2002 General Shareholders’ Meeting, the France Telecom/Kulczyk Holding consortium appointed the majority of the Supervisory Board members of TP SA. The TP Group (TP SA and its subsidiaries) has therefore been fully consolidated in France Telecom’s financial statements since April 1, 2002. Before that date, TP Group was accounted for using the equity method.

(in millions of euros)	1st block(1)	2nd block(2)	Total

Purchase price	3,431	679	4,110

Fair value of assets and liabilities acquired (Group share)	(1,196)	(389)	(1,585)

Goodwill	2,235	290	2,525

(1)	Acquisition of 25% in October 2000.
(2)	Acquisition of 8.93% in September 2001.

The revaluation of TP Group’s assets led to a valuation of customer relationships for Fixed Line, Internet and Mobile Services (€1,099 million at December 31, 2002), and the TP trademark (€204 million at December 31, 2002). The trademark was valued using the present value of royalties that would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of the controlling interest and the margin generated by these customers.

In accordance with CRC rule 99-02, the share of the revaluation of assets and liabilities attributable to the first block of shares, on the basis of the values used for the second block, was directly recorded in reserves for €243 million (See Note 25).

Main acquisitions

Orange SA - Exercise of the put option by E.On Group

In accordance with a put and call option contract dated November 2000 and amended in January 2002, on June 5, 2002 the E.On Group exercised its put option to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the sale of its interest in Orange Communications SA (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounted to €410 million at December 31, 2002 and is being amortized over 20 years (See Note 8). Following this operation, France Telecom owned 86.29% of Orange SA at December 31, 2002.

eresMas

In July 2002, Wanadoo signed an agreement with the telecommunications operator Auna related to the acquisition of 100% of the Spanish Internet access provider and portal eresMas Interactiva (hereafter referred to as “eresMas”), through an exchange for Wanadoo shares. On October 24, 2002, the General Meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

As payment for this contribution, Wanadoo issued 53,622 thousand shares. The dilutive impact for France Telecom was 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The preliminary goodwill generated on this transaction amounted to €283 million at December 31, 2002 and is being amortized over 20 years from November 1, 2002.

Following the revaluation of eresMas assets, the final goodwill amount at December 31, 2003 totaled €255 million (see Note 8). At January 1, 2003, Wanadoo España was merged into eresMas, renamed Wanadoo España.

Main divestitures

TPS (Télévision Par Satellite)

In accordance with an agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002, for €128.7 million. The disposal gain amounted to €177 million, taking into account previously recorded results.

Stellat

In accordance with an agreement signed on August 5, 2002, France Telecom sold satellite owner Stellat to Eutelsat in September 2002.

Prior to this divestiture, France Telecom had purchased from Europe*Star its shares in Stellat. After taking into consideration this purchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the 2002 consolidated income statement was not material.

Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo) - the fixed line Indonesian telephone operator (in which France Telecom held 40%) - sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of Pramindo shares by the shareholders is to be performed in three steps:

•	30% of the shares in September 2002,

•	15% in September 2003, and

•	55% in December 2004.

The pre-tax gain recognized in 2002 on the sale of the 30% of the shares amounted to €27 million.

The sale price for France Telecom amounted to US$147 million. Settlement was made in 2002 through a cash payment and promissory notes. France Telecom sold without recourse US$103 million of its notes on the Indonesian market in December 2002 and the remainder in January 2003.

TDF

Pursuant to an agreement signed on July 25, 2002, France Telecom sold its entire interest in the TDF Group to the holding company Tower Participations SAS in December 2002. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed to a share capital increase in Tower Participations SAS. The amount subscribed was €100 million, bringing France Telecom’s interest in Tower Participations SAS to 36%. France Telecom also subscribed €150 million to a convertible bonds issue launched by Tower Participations France, a subsidiary of Tower Participations SAS. This convertible bonds subscription was made on a pro rata basis to France Telecom’s stake in the capital of Tower Participations SAS. It represents France Telecom’s share in the shareholders’ financing of the TDF acquisition. France Telecom has not contracted any obligation which could result in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis to its interest, in the form of convertible bonds and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of current accounts amounted to €1.3 billion. The pre tax gain recorded in the income statement amounted to €486 million representing the 63.8% effectively divested.

The shares of the new holding structure controlled by the financial investors were as follows at December 31, 2002:

•	investment funds - 44.2%

•	France Telecom through Cogecom - 36.2%

•	Caisse des Dépôts et Consignations - 19.6%.

The shareholders’ agreement between the parties gives control over Tower Participations SAS to the investment funds that have the majority of the representative members on the Supervisory Board. In the event of a failure to respect contractual provisions relating to the composition of the Supervisory Board or majority rules for the general meetings of Tower Participations SAS, shareholders are committed to pay a penalty of €400 million to the investment funds on a pro rata basis. The shareholder agreement specifies shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

On subsequent divestiture of Tower Participations France shares, the shareholders have committed to share the gain on their investment according to specific conditions (See Note 28).

Tower Participations SAS has been accounted for by the equity method since December 31, 2002.

YEAR ENDED DECEMBER 31, 2001

Main acquisitions

Equant

Following the Extraordinary General Meeting of Equant on June 27, 2001, and in accordance with an agreement concluded in November 2000, France Telecom carried out the following transactions on June 29, 2001:

•	Acquisition of 67,950,000 Equant common shares from the SITA Foundation in exchange for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share, resulting in consideration of €1,739 million based on the share price at June 29, 2001 of €56.3.

•	Investment of US$ 1 billion (€1,179 million) through subscription for 10 million newly issued Equant convertible preference shares. Each preference share has the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the date of subscription; and

•	Contribution to Equant in exchange for 80,617,348 newly issued Equant common shares, of 100% of the share capital of Global One Communications World Holding BV and Global One Communications Holding BV, with France Telecom retaining certain activities previously performed by Global One. The fair value of this contribution was determined on the basis of discounted future cash flows of US$5,168 million (€6,094 million), including contributed cash amounting to US$300 million.

As a result of these transactions, France Telecom owned, at June 29, 2001 54.27% of the newly combined Equant company.

Under the terms of the agreement, within a two-year period, France Telecom is to pay back to Equant:

•	50% of costs related to the preservation of employment or the cancellation of employment contracts for certain employees of the newly combined Equant company;

•	Restructuring and integration costs other than those relating to employees, up to a maximum of US$210 million.

On the basis of these elements, the purchase accounting for Equant at historical rates is as follows:

(in millions of euros)

Contribution of Global One	6,094
Proceeds from subscription of the 10 million Equant preference shares, paid in cash	1,179
	7,273
Minority interests, corresponding to Equant shareholders	45.73%	3,326
Acquisition of Equant common shares from the SITA Foundation		1,739
Restructuring, integration and associated acquisition costs		369

Preliminary acquisition cost		5,434

Fair value of net assets acquired		634

Goodwill		4,800

The goodwill arising on this transaction amounted to €4,800 million (US$4,071 million) and is being amortized over periods not exceeding 20 years as from July 1, 2001. In the second half of 2001, exceptional amortization was taken on the acquisition and restructuring costs associated with the purchase of Equant (see Note 8).

TP SA

Under a new agreement signed on September 5, 2001 between the Polish government and the consortium led by France Telecom, France Telecom and Kulczyk Holding, its partner in the consortium, increased their interests in TP SA by 8.93% and 3.57% respectively for a total of PLN 3,656 million (€950 million), of which PLN 2,612 million (€679 million) were paid by France Telecom. Following this operation, the consortium held 47.5% of TP SA, of which 33.93% was held by France Telecom. Until December 31, 2002, the consortium held a call option on 2.5% of TP SA’s capital. This option was not exercised. In addition, put and call options were agreed between Kulczyk Holding and France Telecom relating to Kulczyk Holding’s stake in TP SA and to Kulczyk Holding’s financing of its acquisition of TP SA shares (see Note 28).

The goodwill relating to this additional investment amounted to €290 million at December 31, 2002 (€213 million at December 31, 2001) and is being amortized over 20 years from October 1, 2001. The investment in TP SA was accounted for under the equity method from October 1, 2000 to April 1, 2002 and since that date it has been fully consolidated.

Freeserve

In December 2000, Wanadoo SA made an offer for the entire share capital of Freeserve, the main Internet service provider in the United Kingdom. The offer was carried out in March 2001 based on 0.225 of a new Wanadoo share for each Freeserve share. The number of shares issued amounted to 230,069,681, resulting in a purchase price of €2,078 million.

The goodwill arising on this transaction amounted to €1,886 million and is being amortized over a 20-year period from March 1, 2001.

QDQ Media (formerly Indice Multimedia)

On December 18, 2000, Wanadoo agreed to acquire the entire share capital of Indice Multimedia, the second largest directory operator in Spain. At the General Meeting of March 22, 2001, and in accordance with the agreement, Wanadoo acquired 86.71% of the capital of Indice Multimedia by issuing 20,325,444 shares, representing €190 million, and through a cash payment of €80.5 million. In addition, put options on the remainder of the shares were granted to employees (for cash) and to certain shareholders, in cash and Wanadoo shares.

The acquisition of Indice Multimedia gave rise to goodwill of €318 million.

Wind

On October 11, 2000, France Telecom and Enel reached an agreement relating to Enel’s acquisition of Infostrada and its commitment to merge Wind and Infostrada.

Under the agreement, and following an Extraordinary General Meeting held on July 30, 2001 which approved a capital increase reserved for Enel as consideration for the contribution of Infostrada, France Telecom’s interest was reduced from 43.4% to 26.58% in the new entity. The effect of this operation was a dilution gain of €934 million. The legal merger between Wind and Infostrada took place on January 1, 2002.

Main divestitures

Orange SA Initial Public Offering (IPO)

In February 2001, France Telecom sold 636 million existing Orange SA shares, representing 13.24% of the total number of existing shares and voting rights in Orange SA, through a public offer to private and institutional investors as well as employees. The net proceeds from these offers amounted to €6.1 billion.

From February 13, 2001, Orange SA shares are listed on the Premier Marché of Euronext Paris SA and on the London Stock Exchange. This operation had no material impact on consolidated income before tax for 2001, given that a provision of €1,773 million to cover the expected loss was recorded in the financial statements for the year ended December 31, 2000.

Following this offering and the transfer to E.On of 102.7 million Orange SA shares as consideration for 42.5% of Orange Communications SA (Switzerland), acquired in November 2000, France Telecom owned 84.2% of Orange SA at December 31, 2001.

NOTE 4 - SEGMENT INFORMATION

From the first half of 2003, in order to better reflect the France Telecom Group’s evolution and the structure of its operations by its various activities and subsidiaries, France Telecom has defined the six following business segments:

■	The “Orange” segment, which includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange SA in 2000 - including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

■	The “Wanadoo” segment, which includes Internet Access, Portals, e-Merchant and Directories activities transferred to Wanadoo SA in 2000.

■	The “Fixed line, Distribution, Networks, Large customers and Operators” segment, which includes the France Telecom Group’s fixed line services mainly in France, in particular fixed line telephony, services to operators, services to business, cable TV, sales outlets, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchases) and the information systems division.

■	The “Equant” segment, which includes the activities of the new Equant company, created following the merger with Global One on July 1, 2001 in the field of worldwide services of data transmission to businesses.

■	The “TP Group” segment, which since April 2002 includes TP SA, the historical Polish operator, and its subsidiaries, the main one being PTK Centertel for mobile operations.

■	The “Other International” segment, which includes France Telecom’s other international subsidiaries, whose main activities are fixed line telephone activities outside France and some of France Telecom’s mobile operations that were not contributed to its subsidiary Orange SA.

The modification compared to the former segmentation (“Orange”, “Wanadoo”, “Fixed line, voice and data services - France” and “fixed line, voice and data services - outside France”) mainly consisted of reallocating entities of the segment formerly named “fixed line, voice and data services - outside France” to the following new segments: “Equant”, “TP Group” and “Other International”, in order to allow for a better understanding of the France Telecom Group’s operational results by splitting out its worldwide business data transmission activity, and its Polish telecommunications operator activity. These activities represent important strategic positions in the France Telecom Group’s organization and are carried out by listed subsidiaries.

France Telecom’s business segments develop in line with changes in its activities and organization.

France Telecom evaluates the performance of each segment and allocates resources based on the segment’s contribution to France Telecom’s cash flow. This is determined notably on the basis of operating income before depreciation and amortization (REAA) (defined as operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan) and on the basis of investments made by the segment.

The “Elimination and other items” column includes inter-segment transaction eliminations and other non-material items used for reconciling data with France Telecom’s consolidated financial statements.

The table below sets out the main operating indicators per segment for the years ended December 31, 2003, 2002 and 2001. Published information related to the years ended December 31, 2002 and 2001 has been restated in accordance with the six new segments in order to ensure comparability with the year ended December 31, 2003.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International(7)	Eliminations and other items	Total France Telecom

At December 31, 2003
Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales(3)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan				(211)					(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	(9,554)

Purchases of tangible and intangible assets
- UMTS and GSM licenses
- excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
- financed through capital leases	-		-	-	-	-	-	-	-

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086
- of which tangible assets (see Note 10)									5,009
- of which intangible assets (see Note 9)									77

Average number of employees(1)	30,722		6,568	120,037	9,872	43,451	11,007		221,657

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)		Other International(7)	Eliminations and other items	Total France Telecom

At December 31, 2002
Total sales	17,085	(2)	2,075	23,064	3,156	3,471		2,427	(4,648)	46,630

Of which Orange network sales(3)	15,488

Operating income/(loss) before depreciation and amortization (REAA)(4)	5,146		90	7,199	200	1,453		784	45	14,917
Depreciation and amortization	(2,364)		(96)	(3,504)	(521)	(800)		(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan				(199)						(199)

Operating income/(loss)	2,782		(6)	3,496	(321)	653		278	(74)	6,808

Purchases of tangible and intangible assets
- UMTS and GSM licenses	88		-	-	-	-		46	-	134
- excluding UMTS and GSM licenses	3,281		108	2,243	392	1,045		396	(24)	7,441
- financed through capital leases	27		-	3	-	-		57	-	87

Total acquisitions	3,396		108	2,246	392	1,045		499	(24)	7,662
- of which tangible assets (see Note 10)										7,421
- of which intangible assets (see Note 9)										241

Average number of employees(1)	30,876		6,761	131,311	11,928	45,222	(6)	14,047	-	240,145

(1)	Average full time equivalents.

(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of terminals and accessories and trademark royalties.

(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(4)	Operating income before depreciation and amortization, representing operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.

(6)	In 2002, TP’s average full time equivalent is prorated by the number of months TP Group was fully consolidated divided by the total number of months in the period.

(7)	At July 1, 2002, mobile activities in Egypt were transferred from Other International to the Orange segment.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group	Other International	Eliminations and other items	Total France Telecom

At December 31 2001
Total sales	15,087	(2)	1,563	24,054	2,392		4,495	(4,565)	43,026

Of which Orange network sales(3)	13,434

Operating income/(loss) before depreciation and amortization (REAA)(4)	3,288		(64)	7,757	(177)		1,487	29	12,320
Depreciation and amortization	(1,848)		(89)	(3,494)	(324)		(1,042)	(113)	(6,910)
Amortization of actuarial adjustments in the early retirement plan				(210)					(210)

Operating income/(loss)	1,440		(153)	4,053	(501)		445	(84)	5,200

Purchases of tangible and intangible assets
- UMTS and GSM licenses	873		-		-		-		873
- excluding UMTS and GSM licenses	3,356		111	3,107	436		1,081	-	8,091
- financed through capital leases	-		-	15	-		1	-	16

Total acquisitions	4,229		111	3,122	436		1,082		8,980
- of which tangible assets (see Note 10)									7,811
- of which intangible assets (see Note 9)									1,169

Average number of employees(1)	29,970		6,588	136,335	9,996		23,295		206,184

(1)	Average full time equivalents.

(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of terminals and accessories and trademark royalties.

(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(4)	Operating income before depreciation and amortization, representing operating income before amortization and depreciation, including impairment losses on long lived assets and before amortization of actuarial adjustments in the early retirement plan.

(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.

For 2003, the TP Group segment included twelve months of activity, compared with nine months in 2002. This is due to the TP Group being fully consolidated since April 1, 2002 (See Note 3).

At December 31, 2001, the Equant segment included the Equant businesses merged with Global One as from the second half of the year (see Note 3).

Geographical breakdown

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Contribution to consolidated sales	46,121	46,630	43,026
France	27,060	27,403	27,626
United Kingdom	6,045	6,240	5,521
Poland	4,158	3,471	-
Other(6)	8,858	9,516	9,879

Tangible and intangible assets(1)	47,189	54,679	49,917
France(2)	16,735	18,733	20,431
United Kingdom(3)	15,715	17,203	18,163
Poland(4)	7,173	8,582	-
Other(5) & (6)	7,566	10,161	11,323

(1)	Excluding goodwill.

(2)	Including the UMTS license (€629 million) and all shared network structures, notably the European backbone.

(3)	Including €5,812 million for the UMTS licenses at December 31, 2003. Changes in values of these licenses are due to currency movements.

(4)	Including €347 million for the UMTS licenses at December 31, 2003. Changes in values of these licenses are mainly due to currency movements.

(5)	Including €567 million for the UMTS licenses at December 31, 2003. Changes in values of these licenses are mainly due to currency movements.

(6)	Includes all companies of the Equant Group.

NOTE 5 - OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan – that are included in “Costs of services and products sold”, “Selling, general and administrative expenses” and “Research and development expenses”– can be analyzed as follows by principal type of expense:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Personnel costs	9,239	10,036	9,408
Other operating expenses	19,579	21,677	21,298

Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	28,818	31,713	30,706

of which :
- cost of services and products sold	17,223	18,558	17,619
- selling, general and administrative expenses	11,117	12,579	12,520
- research and development expenses	478	576	567

Personnel costs break down as follows:

	Year ended

(in millions of euros, except number of employees)	December 31, 2003	December 31, 2002	December 31, 2001
Average number of employees (1) (full time equivalents)	221,657	240,145	206,184

- Wages and salaries	6,986	7,535	6,889
- Social charges	2,471	2,705	2,593

Total personnel expenditure	9,457	10,240	9,482

- Capitalized personnel costs (2)	(408)	(431)	(356)
- Payroll taxes and other	190	227	282

Total personnel costs	9,239	10,036	9,408

(1)	Of whom approximately 43.4% were civil servants at December 31, 2003, 42% at December 31, 2002 and 51.6% at December 31, 2001. Due to the full consolidation of TP Group from April 1, 2002, its average number of employees is prorated based on 3 months out of 6 at June 30, 2002 and 9 months out of 12 at December 31, 2002.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

Net of capitalized personnel costs, personnel costs included in operating income before depreciation and amortization (REAA) for the period ended December 31, 2003 amount to €9,239 million versus €10,036 million in 2002 and €9,408 million in 2001.

NOTE 6 - OTHER NON-OPERATING INCOME (EXPENSE), NET

		Year ended

(in millions of euros)	Note	December 31, 2003	December 31, 2002	December 31, 2001
Perpetual bonds redeemable for France Telecom shares (TDIRA)	26	(431)	-	-
MobilCom	22	-	(7,290)	(1,393)
NTL	12 and 14	-	(1,926)	(5,910)
Noos	12 and 14	(125)	-	-
Wind	3 and 11	270	(1,627)	-
Orange restructuring provisions and costs	22	(129)	(490)	-
Other restructuring provisions and costs		(176)	(50)	(87)
Commitment signed with Kulczyk Holding to buy TPSA shares	22	(299)	(571)	-
Ivory Coast (1)		9	(343)	-
Equant CVR provision	22	-	-	(2,077)
Other provision movements (2)		(186)	(1,303)	(694)
Disposal gains or losses (3)		333	941	2,576
Dilution impact (4)		1	34	1,993
Cost of receivables sales		(104)	(62)	(503)
Loss on bond buybacks		(141)	-	-
Equalization payments on termination of interest rate swaps and collars		(58)	-	-
Dividends received		14	18	262
Other		(97)	(180)	(71)

Total		(1,119)	(12,849)	(5,904)

(1)	In 2002: a €343 million (€244 million for the Group share and €99 million for minority interests) relating to the impact of the political and economic situation in Ivory Coast on the value of France Telecom’s assets in the country (Orange Côte-d’Ivoire and CI Telecom)

(2)	Other provision movements primarily include:
-	In 2003: a €73 million write-down of BITCO shares (see Note 11).
-	In 2002: (i) a €212 million increase relating to Dutchtone; (ii) a €192 million increase relating to Uni2 ; (iii) a €145 million increase relating to Intelig; (iv) a €132 million increase relating to ONE GmbH (formerly Connect Austria); (v) a €52 million increase relating to the sale of Casema.
-	In 2001: (i) a net reversal of €396 million from the provision set up at December 31, 2000 relating to the Equant/Global One transaction; (ii) a €134 million increase relating to TE.SA.M; (iii) provisions relating to the realizable value of certain non-strategic foreign subsidiaries, including €141 million relating to Intelig.

(3)	Disposal gains and losses include:
-	In 2003: (i) the gain on the second real estate disposal program (€31 million – see Note 10); (ii) gains on disposals of consolidated subsidiaries (see Note 3): Eutelsat (€14 million), Casema (€16 million), CTE Salvador (€78 million), Nortel/ Telecom Argentina (€97 million); (iii) gains on disposals of non-consolidated companies (see Note 12): Sprint (€19 million), Inmarsat (€35 million).
-	In 2002: the gain on the disposal of the TDF sub-group (€486 million – see Note 3); the gain on the sale of France Telecom’s interest in Panafon (€274 million); (iii) the gain on the sale of France Telecom’s interest in TPS (€177 million – see Note 3), (iv) the gain on the unwinding of the CCIC off-balance sheet commitment (€41 million) for an outlay of €477 million.
-	In 2001: (i) the gain on the disposal of France Telecom’s interest in Sema Group plc (€401 million); (ii) gains on the disposal of the interests in Sprint FON (€181 million) and FT1CI/STMicroelectronics (€1,068 million), and a €482 million gain further to the determination of Global One’s fair value when the company was transferred to Equant; (iii) the €705 million gain, net of expenses, on the sale of office and technical buildings to a consortium of investors in 2001.

(4)	Dilution impact includes:
-	In 2002, a €35 million gain relating to the acquisition of eresMas;
-	In 2001, (i) a €1,086 gain relating to the Indice Mulitmedia and Freeserve transactions ; (ii) a €934 million gain on the transfer of Infostrada to Wind.

NOTE 7 - INCOME TAXES

7.1 FRANCE TELECOM GROUP TAX PROOF

Income taxes for 2003 are based on the application of the effective tax rate on pre-tax profit at December 31, 2003. In France, deferred taxes are calculated based on enacted tax rates, i.e. 36.43% for 2001 and 35.43% for 2002 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Consolidated net income/(loss) before tax	1,137	(18,407)	(11,927)
Statutory tax rate	35,43%	35,43%	36,43%
Theoretical tax	(403)	6,522	4,345

Income/(loss) from affiliates accounted for under the equity method	(59)	(130)	(324)
Goodwill amortization	(997)	(2,739)	(2,109)
Other	4,050	(6,152)	1,020

Effective tax	2,591	(2,499)	2,932

In addition to the impact of goodwill amortization and income from companies accounted for under the equity method, significant reconciling elements of the tax proof are :

■	In 2003:

-	A tax gain of €2,684 million resulting from the reorganization of Orange’s operations.

-	For the FT SA consolidated tax group, a €1,100 million net deferred tax gain, relating primarily to a reversal of the deferred tax asset valuation allowance.

-	A €357 million provision reversal of the deferred tax asset valuation allowance relating to the Wanadoo consolidated tax group, concerning tax losses carried forward at December 31, 2002.

■	In 2002:

-	A €2,691 million addition to the deferred tax asset valuation allowance, net of the impact of discounting, relating to the FT SA consolidated tax group.

-	Impairments recognized under non-operating expense in the second half of 2002 on some subsidiaries (notably Wind for €1.6 billion), which did not result in the recognition of deferred tax assets.

-	Deferred tax assets related to tax losses carried forward by the Wanadoo SA consolidated tax group, which were fully provided for (see above).

■	In 2001:

-	Impact of the difference between the values determined for accounting and tax purposes in relation to Orange floated shares.

-	Dilution gains relating to Wanadoo and Wind.

-	Impact of income generated by the transfer of Global One to Equant.

7.2 INCOME TAX BENEFIT (CHARGE)

The income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
- Current taxes	-	14	1,604
- Deferred taxes	1,100	(1,602)	2,258
France Telecom SA tax group (see below)	1,100	(1,588)	3,862

- Current taxes	-	(576)	(582)
- Deferred taxes	1,861	45	(11)
Orange SA tax group (see below)	1,861	(531)	(593)

- Current taxes	(18)	(2)	(34)
- Deferred taxes	231	70	8
Wanadoo SA tax group (see below)	213	68	(26)

- Current taxes	-	-	-
- Deferred taxes	(293)	(208)	(11)
Orange UK Group	(293)	(208)	(11)

- Current taxes	(137)	(64)	-
- Deferred taxes	(7)	9	-
TP Group	(144)	(55)	-

- Current taxes	(8)	(85)	(39)
- Deferred taxes	(14)	25	(141)
Other French subsidiaries	(22)	(60)	(180)

- Current taxes	(187)	(200)	(107)
- Deferred taxes	63	75	(13)
Other foreign subsidiaries	(124)	(125)	(120)

Total income tax benefit (charge)	2,591	(2,499)	2,932
Of which :
- Current taxes	(350)	(913)	842
- Deferred taxes	2,941	(1,586)	2,090

■	FT SA tax consolidation group

France Telecom SA files a consolidated tax return for all French subsidiaries of which it owns 95% or more.

2001

In 2001, France Telecom SA and its consolidated tax group recorded a significant tax loss arising primarily from the impact of the IPO of Orange SA and the sale of France Telecom shares to SITA in connection with the Equant acquisition. This resulted in carryback tax credits in the amount of €1,630 million and tax loss carryforwards totaling €2,231 million.

In December 2001, France Telecom sold to a financial institution French State tax credits on carrybacks, of which €1,111 million was in exchange for bills which were cashed in 2002.

2002

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom SA share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom SA consolidated tax group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom SA consolidated tax group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax group for the year ended December 31, 2002 amounted to €1,602 million after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

2003

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom S.A.’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax valuation allowance.

Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity (see Note 25).

Based on its budgets, business plans and financing plans that reflect the financial situation at December 31, 2003, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable activity as a fixed line and mobile operator in France.

France Telecom SA and its main French subsidiaries were subject to a tax audit for the fiscal years 1998 and 1999. This audit is partly completed and any eventual reassessment relate mainly to timing differences in taxable amounts. The subsidiaries concerned have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom SA is awaiting a final decision from the tax authorities

■	Orange SA consolidated tax group

Orange SA and its French subsidiaries have had their own consolidated tax regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of June 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the Public Exchange Offer, at December 31, 2003 Orange was directly and indirectly held over 95% by France Telecom SA, a French company subject to corporate income taxes.

Therefore, as of January 1, 2004, the members of Orange’s tax group may elect to file a consolidated tax return with France Telecom SA.

This election was filed during January 2004.

■	Wanadoo SA consolidated tax group

Wanadoo SA and its French subsidiaries have had their own consolidated tax regime since 2001.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carry forwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax gain expected in the future as a result of the use of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans show that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses have been offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million.

During 2001 and 2002, Pages Jaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

Further to a review of the taxation methods applicable to revenues received by Wanadoo SA during 2000 and deducted for tax purposes under the parent-subsidiary tax regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo SA, challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo SA on the purchase by two of its subsidiaries of their treasury shares. The risk relating to this tax reassessment represents the payment of an additional €18 million in tax, including late payment interest at December 31, 2003 and the possible loss of €25 million in tax loss carryforwards from 2000 used in 2002. The company has contested this reassessment but the tax authorities are maintaining their claim. Wanadoo SA intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company has recorded a provision for the full amount of the tax risk.

7.3 BALANCE SHEET TAX POSITION

The balance sheet tax position breaks down as follows by type of temporary difference:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002
Early retirement plan	1,282	1,385
Impairment of long-lived assets	80	384
Temporarily non-deductible provisions and tax loss carryforwards	8,377	5,280
Other deferred tax assets	447	691
Excess tax depreciation and reglemented provisions	(358)	(338)
Other deferred tax liabilities	(120)	(120)
Valuation allowance and discounting	(2,841)	(3,472)

Sub-total France Telecom SA tax group	6,867	3,810

- Tax loss carryforwards	2,335	10
- Other	(418)	46
Orange SA tax group(1)	1,917	56

- Tax loss carryforwards(2)	351	479
- Other	(2)	(392)
Wanadoo SA tax group	349	87

Other subsidiaries	(241)	(33)

Deferred taxes of the France Telecom group (net of valuation allowances of €5,721 million at December 31, 2003 and €7,504 million at December 31, 2002)	8,892	3,920

(1)	Including €1,886 million in deferred tax assets generated by the Orange operational reorganization (net of the amount used in the year).
(2)	Including tax loss carryforwards arising before entry into the Wanadoo SA tax group

Apart from the amounts relating to the France Telecom SA tax group, the valuation allowance and discounting provision relating to deferred tax assets primarily concerns the tax loss carry forwards of foreign subsidiaries, in an amount of €2,880 million.

The Group’s net position is presented as follows in the balance sheet:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002

Long-term net deferred tax assets	7,927	3,903
Short-term net deferred tax assets	1,429	416
Long-term net deferred tax liabilities	(230)	(312)
Short-term net deferred tax liabilities	(234)	(87)

Total	8,892	3,920

NOTE 8 - GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principle goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	Year ended

	December 31, 2003			December 31, 2002	December 31, 2001
(in millions of euros)	Cost(1)	Accumulated amortization	Net book value	Net book value	Net book value

Orange	26,529	(5,054)	21,475	21,499	24,490

Orange PCS	20,214	(3,373)	16,841	19,342	21,870
Orange Communications SA (Switzerland)	2,442	(1,165)	1,277	1,452	2,401
Orange SA	3,200	(66)	3,134	400	-
Other Orange	673	(450)	223	305	219

Equant	4,931	(4,417)	514	655	6,290

Wanadoo	3,266	(1,495)	1,771	2,843	2,908

Freeserve	1,710	(669)	1,041	1,683	1,898
QDQ Media (formerly Indice Multimedia)	358	(288)	70	313	311
Wanadoo España(2) (3)	581	(231)	350	458	247
Pages Jaunes	319	(87)	232	247	263
Other Wanadoo	298	(220)	78	142	189

TP Group	2,127	(354)	1,773	2,195	-

JTC	340	(210)	130	141	295
Mauritius	163	(163)	-	160	203
Other	618	(443)	175	182	777

Total	37,974	(12,136)	25,838	27,675	34,963

(1)	Goodwill in foreign currency is converted at the year-end rate.

(2)	At January 1, 2003, Wanadoo España was merged into eresMas and renamed Wanadoo España.

(3)	Including €255 million relating to eresMas’ goodwill (at cost) from 2002 (see Note 3).

Movements in the net book value of goodwill are as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	27,675	34,963	36,049
Acquisitions(1)	2,893	850	8,027
Divestitures	(55)	(95)	(6,489)
Effect of fully consolidating TP Group (see Note 3)	-	2,564	-
Amortization	(1,643)	(2,233)	(2,195)
Exceptional amortization	(850)	(5,247)	(560)
Translation adjustment	(2,172)	(2,733)	296
Reclassifications and other	(10)	(394)	(165)

Closing balance	25,838	27,675	34,963

(1)	Including in 2003, the acquisition of Orange S.A. shares leading to goodwill of €2,790 million (see Note 3)

The impact of the principal acquisitions and divestitures, as well as the full consolidation of the TP Group, are described in Note 3.

In December 2001, divestitures related to the decrease in goodwill generated by Orange’s IPO and to the transfer of Global One to Equant.

The goodwill amortization charges (excluding exceptional amortization) relating to fully or proportionally consolidated companies are as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Orange	(1,194)	(1,300)	(1,366)
Orange PCS	(1,030)	(1,133)	(1,157)
Other Orange	(164)	(167)	(209)

Equant / Global One(3)	(33)	(492)	(377)

Wanadoo	(256)	(256)	(248)

TP Group(1)	(132)	(99)	-

Other	(28)	(86)	(204)

Total(2)	(1,643)	(2,233)	(2,195)

(1)	Fully consolidated since April 1, 2002.

(2)	Excluding exceptional amortization.

(3)	At December 31, 2001, Equant (for the period of July 1 to December 31) and Global One (12 months).

Exceptional goodwill amortization can be analyzed as follows:

At December 31, 2003, goodwill was written down by way of exceptional amortization as follows: Freeserve in the amount of €447 million (€318 million group share) reducing the company’s net book value at the year-end exchange rate to €782 million group share; QDQ Media in the amount of €245 million (€174 million group share) reducing the company’s net book value to €17 million group share; Mauritius Telecom in the amount of €143 million group share, reducing the net book value of Mauritius Telecom and its subsidiaries to €86 million at the year-end exchange rate.

At December 31, 2002, goodwill generated on the successive acquisitions of Global One and Equant was written down by way of an exceptional amortization charge in the amount of €4,244 million and goodwill relating to Radianz was also written down (see Note 11), representing a charge of €4,375 million (€4,300 million group share). Consequently, Equant’s book value - translated into euros at the year-end exchange rate - was reduced to €1,570 million, group share at December 31, 2002.

Goodwill relating to Orange Communications SA was written down by way of exceptional amortization in the amount of €872 million (€872 million group share). This brought its group share book value to €2,321 million (including current accounts) at December 31, 2002. An exceptional write-down was also recorded in relation to JTC in the amount of €131 million (€115 million group share) bringing its book value - translated into euros at the 2002 year-end exchange rate - to €309 million, group share.

At December 31, 2001, exceptional amortization was recorded to write down goodwill relating to Ananova and Wildfire (€211 million) and the new Equant/Global One group in an amount corresponding to restructuring costs and additional costs included in the acquisition price (€349 million).

Translation adjustments result from the recording in foreign currency of goodwill relating to non-euro zone companies. The exchange rate adjustments recorded in 2003 are primarily due to the impact of exchange-rate movements in the pound Sterling (€1,592 million), the Polish zloty (€311 million), the Swiss franc (€96 million), and the US dollar (€108 million) against the euro.

Translation adjustments recorded in 2002 resulted mainly from exchange-rate movements in the pound sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the euro.

In connection with the review of goodwill concerning the main sub groups, the perpetual growth rates and discount rates applied to expected cash flows on the basis of economic assumptions and forecasted operating conditions used by France Telecom are as follows for the main entities in each of the Group’s businesses:

	Year ended

	December 31, 2003		December 31, 2002
	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate

Orange	3%	9%	3%	9%
TP Group	2%	10,5%	3%	10,5%
Equant	3%	10,5%	3%	10,5%
Wanadoo – Internet	4%	11,5%	4,5%	12,5%
Wanadoo – Directories	2%	9%	3,5%	9%

At December 31, 2003, the sensitivity of value in use to an independent change of one point in the perpetual growth rate or discount rate, compared to the excess of estimated value in use over carrying value is as follows (France Telecom group share):

	Excess of estimated value in use over carrying value	Impact of one point increase/decrease in the

(in billions of euros)		Perpetual growth rate	Discount rate
Orange	12	+6.4/-4.6	-7.6/+10.5
TP Group	1.0	+0.6/-0.4	-0.6/+0.8
Equant	0.1	+0.1/-0.1	-0.1/+0.2
Wanadoo – Internet	4.0	+0.4/-0.3	-0.6/+0.8
Wanadoo – Directories	2.1	+0.2/-0.2	-0.3/+0.4

NOTE 9 - OTHER INTANGIBLE ASSETS

	As of

	December 31, 2003			December 31, 2002	December 31, 2001
(in millions of euros)	Cost	Accumulated amortization	Net book value	Net book value	Net book value

Telecommunications licenses	9,318	(804)	8,514	9,309	9,304
Patents and rights of use	551	(292)	259	432	782
Trademarks	4,469	(65)	4,404	4,811	4,965
Customer relationships	3,204	-	3,204	3,560	2,688
Other intangible assets	653	(480)	173	299	450

Total	18,195	(1,641)	16,554	18,411	18,189

Movements in the net book values of telecommunication licenses, trademarks and customer relationships between December 31, 2002 and December 31, 2003 were mainly due to movements in exchange rates (see below).

Movements in the net book value of other intangible assets were as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Opening balance	18,411	18,189	16,289
Acquisitions of UMTS licenses	-	134	884
Acquisitions of other intangible assets	77	107	285
Impact of acquisitions and divestitures (see Note 3)	(35)	1,957	716
Divestments	(8)	(25)	(31)
Amortization and provisions	(354)	(368)	(382)
Translation adjustment	(1,507)	(1,344)	352
Reclassifications and other	(30)	(239)	76

Closing balance	16,554	18,411	18,189

At December 31, 2003, “Telecommunications licenses” primarily related to the net book value of UMTS and GSM mobile network operating licenses in the United Kingdom (€6.4 billion), in France (€0.6 billion), in Poland (€0.4 billion) and in the Netherlands (€0.4 billion).

The UMTS licenses to operate mobile networks will be amortized on a straight line basis from the date on which the network is technically ready to market services.

The postponement in deploying the UMTS network and services led France Telecom to review at December 31, 2003 - as it did at December 31, 2002 - the present value of the United Kingdom UMTS license (see Note 2). At December 31, 2003, the latter’s net book value amounted to €5.8 billion. At the Orange PCS level, given the extremely close technical and commercial links between the second and third generation services offerings, this review consisted of comparing the net book value of second and third generation intangible assets and property, plant and equipment with the expected cash flows over the remaining life of the UMTS license, on the basis of the most recent business plan, discounted at 9%. This review did not reveal the need for an impairment charge.

The GSM license granted to Orange France for a period of 15 years from March 25, 1991 expires in March 2006. Under the terms of this license, the renewal conditions will be defined in March 2004 at the latest. The French Telecommunications Regulation Authority (the ART) issued a request for comments in relation to this issue in July 2003, based on a renewal scenario with retention of the current frequency attributions.

“Patents and rights of use” include mainly patents and cable usage rights.

Net “Trademarks” relates mainly to the Orange trademark for an amount of €4,002 million, TP Group trademarks for €170 million and Equant trademarks for €230 million.

“Customer relationships” relate mainly to Orange in the United Kingdom, TP Group in Poland and Equant for amounts of €1,697 million, €914 million and €279 million respectively.

In 2002, the impact of acquisitions and divestitures related mainly to the first full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

The translation adjustment for 2003 primarily concerns the negative impact of GB pound sterling exchange rate changes on intangible assets in the United Kingdom (€1,034 million), the negative impact of Polish zloty exchange rate changes on intangible assets in Poland (€256 million) and the negative impact of the weaker US dollar against the euro (€122 million). The translation adjustment for 2002 related mainly to the impact of changes in GB pound sterling on UK intangible assets.

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

	As of

	December 31, 2003			December 31, 2002	December 31, 2001
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value

Land and buildings	10,837	(4,938)	5,899	6,129	6,301
Switching and transmission equipment	24,072	(18,509)	5,563	7,622	7,254
Cables and public infrastructure	24,054	(14,998)	9,056	10,730	8,461
Other network equipment	11,817	(5,670)	6,147	6,683	5,365
Computer and terminal equipment	9,184	(5,970)	3,214	3,543	3,138
Other tangible assets	2,618	(1,862)	756	1,561	1,209

Total	82,582	(51,947)	30,635	36,268	31,728

Changes in the net book value of property, plant and equipment are as follows:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	36,268	31,728	34,623
Acquisitions of property, plant and equipment (1)	5,009	7,421	7,811
Impact of acquisitions and divestitures	(1,100)	6,738	(1,605)
Sale of real estate	(381)	98	(1,963)
Retirements and other sales	(130)	(334)	(286)
Depreciation and provisions	(7,184)	(7,542)	(6,613)
Translation adjustment	(1,801)	(1,598)	189
Reclassifications and other	(46)	(243)	(428)

Closing balance	30,635	36,268	31,728

(1)	Including €0.1 million financed through capital leases at December 31, 2003 and €87 million at December 31, 2002.

The impact of acquisitions and divestitures relates mainly to:

-	in 2003: the divestiture of Casema (€676 million) and to the sale of the Salvador sub-group (€399 million).

-	in 2002: the full consolidation of TP Group (€7.4 billion), and the divestiture of the TDF sub group for €672 million.

In 2001, France Telecom sold 409 buildings as part of the first tranche of a divestiture transaction, for which it recorded a disposal gain, net of related expenses, of €705 million under non-operating income. The proceeds from the sale of this first tranche (€2.6 billion) were received in 2002.

A second divestiture transaction was carried out in the six months ended June 30, 2003, resulting in the sale of 389 assets. A disposal gain of €31 million, net of related expenses, was recorded under non-operating income. The proceeds from the sale, totaling €419 million, were received in the year ended December 31, 2003.

France Telecom is committed to re-lease these buildings through 6-9 year operating leases, except for certain assets to be vacated in the short-term (see Note 28).

The translation adjustments for the year ended December 31, 2003 related mainly to movements in the Polish zloty, the GB pound sterling and the US dollar against the euro totaling €(975) million, €(288) million and €(163) million respectively.

The translation adjustments for the year ended December 31, 2002 related mainly to movements in the Polish zloty, the GB pound sterling and the US dollar against the euro.

NOTE 11 - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

11.1 CARRYING VALUE OF EQUITY ACCOUNTED INVESTMENTS

The carrying values of France Telecom’s investments in affiliates are as follows (in millions of euros):

			As of

Company	Main activity	% control Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

TPSA(1)	Telephone operator in Poland	-	-	-	4,552

PTK Centertel(2)	Mobile telephone operator in Poland	-	-	-	164

Tower Participations SAS (3)	Broadcasting and audiovisual transmission	36.0	86	100	-

Wind Infostrada(4)	Telephone operator in Italy	-	-	1,596	3,349

BITCO / TA Orange Company Ltd	Mobile telephone operator in Thailand	49.0	0	406	460

Radianz	Equant subsidiary	49.0	47	97	301

Eutelsat(5)	Satellite organization	-	-	350	-

BlueBirds Participations France(6)	Satellite organization	20.0	52	0	-

Nortel / Telecom Argentina		-	-	0	0

Other		-	20	15	86

Total			205	2,564	8,912

(1) and	(2) The Polish entities TPSA and PTK Centertel, accounted for by the equity method until March 31, 2002 have been fully consolidated since April 1, 2002.

(3)	Tower Participations SAS, a holding company for TDF, has been accounted for under the equity method since December 31, 2002 following France Telecom’s purchase in its capital (see Note 3).

(4)	Wind was sold on July 1, 2003 (see below and Note 3)

(5)	Eutelsat was accounted for under the equity method since January 1, 2002. This investment was sold during the six months ended June 30, 2003 (see Note 3).

(6)	BlueBirds Participations France, which holds 23.1% of Eutelsat, has been accounted for under the equity method since May 1, 2003 following France Telecom’s purchase of a 20% stake in its capital (see Note 3).

Wind (Italy)

As part of the strategic investment review carried out at December 31, 2002, France Telecom reassessed the value in use of Wind. On the basis of a multi-criteria approach, an impairment charge of €1,695 million was recorded. Of this amount €371 million was recorded through shareholders’ equity (including €320 million group share) - corresponding to the revaluation reserve previously recorded through shareholders’ equity (see Note 25) - and €1,324 million was recognized under non operating expenses (€1,142 million group share). This write-down was primarily allocated to intangible assets recorded by Wind after its combination with Infostrada. An additional €303 million provision for risks relating to Wind was recorded at December 31, 2002 in other liabilities.

On March 20, 2003, France Telecom and Orange, its co-shareholder in Wind, approved an increase in Wind’s capital, decided by Wind’s Board of Directors on March 7, 2003. The capital increase totaled €133 million, with France Telecom’s share representing €35 million, corresponding to its 26.58% interest in Wind.

On March 20, 2003, France Telecom signed an agreement with Enel in order to sell its 26.58% stake in Wind to Enel. The transaction was completed on July 1, 2003, following regulatory approval obtained on June 16, 2003 (see Note 3).

Telecom Argentina (Argentina)

Since December 21, 2001, Telecom Argentina has been accounted for using the equity method. Its value under equity accounting was subsequently reduced to nil.

On December 19, 2003, France Telecom sold its stake to W de Argentina, which forms part of the Los W Group (see Note 3).

BITCO (Thailand)

In January 2001, Orange entered into a shareholders’ agreement with its partners in BITCO, whereby the parties to this agreement are committed to bring financial, technical and commercial support to BITCO, in accordance with the law and regulations applicable in Thailand, in order to roll out a mobile telecommunication network and provide related services under the Orange brand name in Thailand. BITCO owns 99.86% of TA Orange Company Ltd, a company holding a concession to operate a GSM 1800 network in Thailand. The full commercial launch of the Orange branded activities of TA Orange Company Ltd took place in March 2002.

The commitments of Orange arising from the shareholders’ agreement dated January 2001 and from the Sponsor Support Deed dated February 2002, in relation to TA Orange Company Limited’s financing arrangements, are described in Note 28. Orange has initiated discussions with its co-shareholders in BITCO, with a view to reviewing the possibility of reducing its current 49% shareholding in BITCO. However, all the existing commitments of Orange under TA Orange Limited’s financing agreements (see Note 28) remain in place as long as the parties do not enter into a new legally binding arrangement.

At June 30, 2003, Orange had reassessed the fair value of its investment in BITCO based on the economic conditions imposed on TA Orange Company Ltd by the concession agreement under which it currently operates. In light of the uncertainties surrounding the establishment of a competitive regime for the telecommunications industry in Thailand and their potential economic consequences on TA Orange, Orange had recorded a total impairment charge of €287 million against goodwill and a depreciation of equity accounted investment of €40 recorded as a non-operating expense for the six months ended June 30, 2003. At December 31, 2003, Orange has reassessed the fair value of its investment, in light of its on-going discussions with its co-shareholders in BITCO (see above) and recorded an additional depreciation of €33 million, bringing the net book value of BITCO shares down to zero.

BITCO financial data for the year ended December 31, 2003 (unaudited):

Year ended

(in millions of euros)	December 31, 2003
Balance sheet
- current assets	129
- long-term assets	706
- short-term debt	(772)

Net assets	63

Orange’s share in net assets (49%)(1)	31

Income statement
- Revenues	253
- Operating income	(99)
- Net financial expenses	(41)

Net income	(140)

Orange’s share of net income (49%)	(69)

(1)	The carrying amount of the BITCO shares held by Orange had been written down to zero at December 31, 2003 (see above).

BlueBirds

(See Note 3)

11.2	CHANGES IN THE NET BOOK VALUE OF INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

	As of

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Opening balance	2,564	8,912	10,506
Investments in affiliates, including share capital increases (see below)	87	260	1,208
Impact of transferring Infostrada to Wind	-	-	934
Transfer to investment securities(1)	(34)	(51)	(786)
Net provision for impairment of equity-accounted investments(2)	(100)	(1,711)	(839)
Wind shareholder advance	32	-	-
Impact of acquisitions, divestitures and reclassifications (see below)	(1,828)	(4,039)	1,326
Equity in net income/(loss) of affiliates	(168)	(367)	(890)
Goodwill amortization(3)	(34)	(119)	(336)
Exceptional amortization of goodwill(4)	(287)	(131)	(2,697)
Dividends received	(2)	(2)	49
Translation adjustment(5)	(25)	(188)	437

Closing balance	205	2,564	8,912

(1)	In 2003, the TP Group’s stake in Eutelsat was reclassified to investment securities.
(2)	Primarily including for 2003, €(73) million relating to BITCO and TA Orange Company Ltd and €(33) million relating to Wind. For 2002, €(1 695) million relating to Wind and €(15) million relating to Novis.
(3)	Including a €23 million charge relating to Wind in 2003.
(4)	In 2003, €(287) million relating to BITCO and in 2002, €(131) million relating to Radianz.
(5)	Including, for 2002, €(122) million relating to TP SA before it was fully consolidated on April 1, 2002 and €(25) million relating to BITCO and TA Orange Company Ltd.

At December 31, 2003, additional investments and capital increases relate mainly to accounting for BlueBirds under the equity method from May 1, 2003 for €52 million and an increase in Wind’s capital for €35 million. At December 31, 2002, investments and capital increases mainly included (i) accounting for Tower Participations SAS under the equity method since December 31, 2002 for €100 million following the Group’s investment in this company, and the sale to Tower Participations of 100% of TDF’s shares, (ii) an increase in the capital of BITCO / TA Orange Company Ltd for €69 million.

At December 31, 2003, the impact of acquisitions and divestitures primarily concerned the sales of Wind (€1,537 million) and Eutelsat (€339 million).

At December 31, 2002, the impact of acquisitions and divestitures concerned mainly: (i) the Polish entities TP SA for €(4,404) million and PTK Centertel for €(148) million, accounted for under the equity method until March 31, 2002 and fully consolidated from April 1, 2002, (ii) the first-time consolidation of Eutelsat for €280 million; and (iii) the deconsolidation of TPS representing €67 million following its sale (See Note 3).

11.3	GOODWILL RELATED TO INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At December 31, 2003, the net book value of the major goodwill items was as follows:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
TP SA(1)	-	-	2,574
Wind(2)	-	823	867
Radianz(3)	0	0	155
BITCO / TA Orange Company Ltd(4)	0	300	331
Other	2	-	29

Total	2	1,123	3,956

(1)	The Polish telephone operator has been fully consolidated since April 1, 2002 (see Note 3)
(2)	Company sold during 2003 (see Note 3)
(3)	In 2002 exceptional goodwill amortization related to Radianz - an Equant subsidiary - in the amount of €131 million, in connection with the review of Equant’s value in use (see Note 8)
(4)	In 2003 the goodwill on BITCO /TA Orange Company Limited was fully amortized.

11.4	INCOME/(LOSS) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
TP SA(1)	-	6	65
Eutelsat(2)	24	70	-
BITCO / TA Orange Company Ltd	(68)	(80)	(58)
MobilCom	-	-	(178)
Wind(2)	(70)	(305)	(358)
Nortel / Telecom Argentina(2)	-	-	(178)
Other companies	(54)	(58)	(183)

Total	(168)	(367)	(890)

(1)	For three months in 2002, (fully consolidated from April 1, 2002 - see Note 3).
(2)	Companies sold during 2003 (see Note 3)

NOTE 12 - OTHER INVESTMENT SECURITIES

France Telecom’s main investments in non-consolidated companies are as follows:

		As of

	December 31, 2003				December 31, 2002	December 31, 2001
(in millions of euros)	% interest	Cost	Provisions for impairment in value	Net book value	Net book value	Net book value
Bull SA and other instruments	16.9	438	(438)	0	0	0
MobilCom(1)	28.3	0	0	0	0	-
Sprint PCS	-	-	-	-	267	306
Panafon	-	-	-	-	-	35

Main listed companies		438	(438)	0	267	341

FT1CI	36.2	462	0	462	462	464
Satellite organizations(2)		101	(3)	98	94	335
Optimus(1)	20.2	143	(31)	112	112	122
ONE GmbH (1) (formerly Connect Austria)	17.5	220	(125)	95	90	112
Noos	27.0	125	(125)	0	0	-
NTL(4)	-	-	-	-	0	1,369

Main unlisted companies		1,051	(284)	767	758	2,402

Other companies(3)		546	(268)	278	393	497

Total		2,035	(990)	1,045	1,418	3,240

(1)	Orange’s ownership interest in its investments. France Telecom’s ownership interests in Orange were 99.02% and 86.29% in 2003 and 2002, respectively.
(2)	Inmarsat, Intelsat and Eutelsat in 2001, Inmarsat and Intelsat in 2002 and Intelsat and Eutelsat (TP Group’s interest) in 2003.
(3)	Including 2003 disposals of Hutchinson (owned by Orange), STSN (owned by Equant) and Pramindo Ikat (15% - see Note 3).
(4)	NTL was listed in 2001.

BULL

On December 5, 2003, France Telecom sold all of its OCEANEs (bonds convertible or exchangeable for new or existing shares) in the IT group Bull, for a total amount of €9.8 million. The gross value of these bonds totaled €32.8 million and was provisioned in full. France Telecom re-iterated its support of Bull’s restructuring plan, issued on November 20, 2003, and maintained its commitment to invest up to €7.5 million when the plan has been approved. Under the agreement, the sale is conditional upon the plan being set up by June 30, 2004. Recognition of the related capital gain of €9.8 million (adjustable under an earn-out clause) has therefore been deferred until that date.

MobilCom

The MobilCom investment was reclassified in other investment securities in 2002 for its value under equity accounting which had been taken down to zero in 2001 ( see Note 22.3 description of the relations with MobilCom) .

Sprint PCS

On June 20, 2003, France Telecom sold its 5.5% interest in the US-based telecommunications operator, Sprint PCS, for an amount of US$ 330 million (€286 million). The pre-tax capital gain arising on this sale, net of currency effects, amounted to €19 million.

FT1CI/ST Microelectronics

At the end of 2001, France Telecom issued notes exchangeable for STMicroelectronics (STM) shares for a nominal value of €1.5 billion (see Note 17). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent adjustment of the exchange ratio (see Note 31).

On July 29, 2002, France Telecom issued for an amount of €442 million, 21,138,723 notes redeemable for STM shares from January 2, 2004 (see Note 17). The number of STM shares which France Telecom will deliver to the holders of the notes will be a maximum of 26.42 million (representing the balance of its indirect stake in STM) and a minimum of 20.13 million, depending on the share price at the maturity date of August 6, 2005. If the price exceeds €21.97 at maturity, France Telecom would have 6.3 million STM shares available for divestment on the market.

The STM shares underlying the notes issued have been placed in escrow and will be transferred to France Telecom through the exercise of call options granted by STH II. As part of the agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares transferred to holders of the exchangeable notes.

Satellite organizations/Inmarsat

On December 31, 2003 France Telecom sold its 5.3% interest in Inmarsat for US$79 million (€64 million). The pre-tax gain on this sale amounted to €35 million.

NTL

At the beginning of 2002, NTL began to implement a financial restructuring process and set up a business plan based on a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL proposed a financial restructuring plan and filed for bankruptcy protection in a US bankruptcy court. On September 5, 2002, this plan, previously approved by the bondholders of NTL, and by France Telecom, was also approved by the bankruptcy court. This plan took effect on January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communications Corp. (now NTL Incorporated), grouping the UK and Irish operations and NTL Incorporated (now NTL Europe, Inc), grouping the continental Europe networks, with the exception of the 27% interest in Suez Lyonnaise Telecom (Noos).

In accordance with this plan, France Telecom received the following in exchange for its NTL ordinary and preferred shares and for payment of US$25 million:

■	6,040,347 NTL Incorporated warrants exercisable until January 10, 2011, giving the right to 10.68% of NTL Incorporated’s ordinary shares (before dilution) at an exercise price of US$309.88 per share. At December 31, 2003, these warrants were recorded under “Other long-term assets, net” in the amount of €11.5 million. At December 31, 2003 the market value of these warrants was €46 million.

■	376,910 ordinary shares in NTL Europe Inc. (representing 1.9% of NTL Europe Inc.’s ordinary shares before dilution), which are not publicly traded. These shares are recorded under “Other companies” in the above table. The amount is not material.

Noos

At the beginning of 2003, under NTL’s restructuring plan (see above), NTL securities amounting to €125 million - received by France Telecom following its sale of Noos shares - were cancelled in exchange for the 27% stake NTL held in Noos since the 2001 sale, which were pledged for the benefit of France Telecom. The present value of these shares - calculated at December 31, 2003 based on a multi-criteria valuation approach - is zero and therefore France Telecom wrote down its interest in the company in full.

NOTE 13 - TRADE ACCOUNTS RECEIVABLE, LESS PROVISIONS

Programs for the sale of commercial receivables are in place for France Telecom SA and for the Orange group.

These programs cover receivables existing at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, whose legal form depends on the law applicable in each country, obtain financing from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and subordinated units represent residual interests retained by the sellers in the receivables. These retained interests are intended to cover the risk of non-recovery of the sold receivables that have been removed from the balance sheet. These residual interests are recorded under “Other long-term assets”. The accounting treatment for sales of receivables is presented in Note 2.

Sale of commercial receivables by FT SA

France Telecom SA has sold commercial receivables without recourse to Fonds Commun de Créances (“FCC”). The receivables related to fixed line telephony contracts with business customers and consumers in mainland France. The contractual term of this securitization program for business customers runs through December 31, 2007 and the consumer securitization program should be renewed in 2004.

Sale of commercial receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, under which the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under UK law.

These programs have a planned duration of 5 years, which can be reduced if the funding is stopped in advance.

The impact of these securitization programs is as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Net receivables sold	3,180	3,078	1,765
FT SA consumers	1,274	1,541	1,765
FT SA business customers	1,229	823	-
Orange	677	714	-

Net residual interests	1,722	1,367	851
Interests in FCC and deferred price	1,946	1,679	1,049
Amortization and provisions	(224)	(312)	(198)

Translation adjustment	31	0	0

Impact on cash flow for the period (excluding costs of sale and excluding bad debt)
For the period	(222)	797	914
Cumulated	1,489	1,711	914

NOTE 14 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

This item primarily includes:

■	At December 31, 2003, deductible VAT (€1.3 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.3 billion), prepaid expenses relating both to operating activities (€0.4 billion) and to financial elements (€0.3 billion). NTL debt securities received by France Telecom included under this heading at December 31, 2002 have been cancelled as a result of the exchange of the 27% stake in Noos owned by NTL since the 2001 sale (see Note 12).

■	At December 31, 2002, deductible VAT (€1.4 billion), income tax advances (€0.3 billion), borrowing issuance costs to be amortized (€0.3 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial elements (€0.2 billion). At the same date, prepaid expenses and other current assets also included €125 million corresponding to NTL debt securities, net of related provisions, following payment received from Morgan Stanley Dean Witter Private Equity.

■	At December 31, 2001, the short-term portion of the debt securities amounting to €1,187 million received in payment for France Telecom’s 2001 sale of its 49.9% share in Noos to Morgan Stanley Dean Witter Private Equity and NTL Inc. (22.9% and 27% respectively).

NOTE 15 - DEFERRED INCOME

Deferred income notably includes:

■	amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and telephone packages (€1.5 billion at December 31, 2003 and €1.3 billion at December 31, 2002);

■	advertising revenue from telephone directories (€ 0.5 billion at December 31, 2003 and €0.3 billion at December 31, 2002);

■	civil engineering services relating to the transfer of cable networks (€ 0.6 billion at both December 31, 2003 and 2002).

NOTE 16 -	GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

16.1 – SCHEDULE OF GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates should take into account changes occurring after the year-end.

Year ended December 31

(in millions of euros)	Note	2004	2005	2006	2007	2008	2009 and beyond	Total over one year	At Dec. 31, 2003	At Dec. 31, 2002	At Dec. 31, 2001

Long-term borrowings
Bonds	17	8,129	7,763	3,761	2,377	4,980	17,475	36,356	44,485	53,286	49,001
Capital leases		46	24	23	60	21	181	309	355	420	73
Other long-term borrowings(2)		882	628	408	397	281	385	2,099	2,981	6,687	7,065

Total		9,057	8,415	4,192	2,834	5,282	18,041	38,764	47,821	60,393	56,139

Other short term debt
Bank loans(1)		197						-	197	8,024	7,619
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		253						-	253	-	-
Treasury bills		2						-	2	1,058	2,369
Overdrafts		973						-	973	1,273	995
Other short-term borrowings		145						-	145	135	382

Total		1,570	-	-	-	-	-	-	1,570	10,490	11,365

Total gross borrowings	A	10,627	8,415	4,192	2,834	5,282	18,041	38,764	49,391	70,883	67,504

Marketable securities	19	1,874						-	1,874	45	1,138
Cash and cash equivalents	19	3,350						-	3,350	2,819	2,943

Total cash and cash equivalents and marketable securities	B	5,224	-	-	-	-	-	-	5,224	2,864	4,081

Total gross borrowings, net of cash and cash equivalents and marketable securities at year end	A-B	5,403	8,415	4,192	2,834	5,282	18,041	38,764	44,167	68,019	63,423

(1)	At December 31, 2002, including €7,658 million in draw downs on France Telecom SA’s long-term multicurrency syndicated credit lines. The €5 billion Tranche A, maturing in 2003, was replaced by a new 3-year syndicated credit line of the same amount on February 6, 2003. The Tranche B of €10 billion matures in 2005.
(2)	Primarily including bank loans that were long-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries.

Breakdown of gross borrowings, net of cash and cash equivalents and marketable securities by maturity
	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002		December 31, 2001
2002	-	-		8,880
2003	-	21,121		13,152
2004	5,403	10,277		9,581
2005	8,415	9,972		9,715
2006	4,192	4,869		3,940
2007	2,834	1,942		18,155	(1)
2008	5,282	19,838	(1)	-
2009 and beyond	18,041	-		-

Total	44,167	68,019		63,423

(1)	At December 31, 2002, maturing in 2008 and beyond ; at December 31, 2001, maturing in 2007 and beyond.

At December 31, 2003, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 7.05% (5.90% in 2002).

The covenants on France Telecom’s borrowings and credit lines are presented in Note 20.4.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark to market impact of all off-balance sheet operations with these banks. In 2001, France Telecom issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for euros. The rise of the euro resulted in a sharp decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €910 million in 2003 (€359 million in 2002). These amounts are included under “Other long-term assets” (see Note 28.3.2).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Notes 28 and 31).

16.2 –	GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES BY CURRENCY

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2).

Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency

(in euros at the year-end exchange rate)

	FT SA	Orange	TP Group	Other	Total
EUR	36,656	220	319	173	37,368
USD	575	144	43	(262)	500
GBP	1,620	669	-	(9)	2,280
PLN	431	-	2,296	-	2,727
Other currencies	1,223	132	-	(63)	1,292

Total	40,505	1,165	2,658	(161)	44,167

NOTE 17 - BONDS

The table below provides an analysis of bonds by issuer:

	Note	As of

(in millions of euros)		December 31, 2003	December 31, 2002	December 31, 2001
France Telecom SA – bonds convertible, exchangeable or redeemable into shares	17.1	6,838	11,192	10,750
France Telecom SA – other bonds	17.1	35,072	38,351	36,985
Orange Group	17.2	512	1,140	1,164
TP Group	17.3	2,021	2,559	-
Other issuers		42	44	102

Total bonds		44,485	53,286	49,001

17.1 FRANCE TELECOM SA

The table below gives details of other outstanding bonds at December 31, 2003 issued by France Telecom SA, excluding accrued interest and before taking into account the impact of interest or currency swaps:

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)						Year ended
Currency	Amount issued (1)		Original maturity	Interest rate (%)		December 31, 2003	December 31, 2002	December 31, 2001

EUR	3,082	(2)	2003	2.500	(2)	-	3,082	3,082
FRF	13,322	(3)	2004	2.000	(3)	2,030	2,030	2,030
EUR	623	(4)	2004	4.125	(4)	-	623	623
EUR	1,523	(5)	2004	1.000	(5)	1,523	1,523	1,523
EUR	3,492	(6)	2005	4.000	(6)	2,843	3,492	3,492
EUR	442	(7)	2005	6.750	(7)	442	442	0

Total bonds convertible, exchangeable or redeemable in shares						6,838	11,192	10,750

(1)	In millions of currency.

(2)	Bond redeemed in cash in February 2003.

(3)	Bond with a face value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 12.17 France Telecom shares per bond, i.e. a conversion price of €65.735 per share, subject to adjustment.

(4)	Bond with a face value of €1,000, exchangeable for Panafon shares between January 8, 2000 and November 29, 2004 at a ratio of 69.9574 shares for one bond, i.e. a conversion price of €14.29 per share. On July 22, 2003, France Telecom proceeded with an early redemption of these bonds at par.

(5)	Bond with a face value of €1,000, exchangeable for STMicroelectronics shares at a ratio of 19.6986 shares per bond, i.e. a conversion price of €50.765 per share, subject to adjustment (see Note 12). On February 6, 2004 France Telecom notified the bondholders that it intends to proceed with an early redemption of these bonds in full at par value in cash on March 9, 2004. The redemption price will be €1,002.27 per bond, for a total amount of €1,526 million (including accrued interest) based on the number of bonds currently outstanding.

(6)	Bond with a face value of €1,000, exchangeable for France Telecom shares at a ratio of 17.08 France Telecom shares per bond, i.e. a conversion price of €58.548 per share, subject to adjustment.

(7)	Bond with a face value of €20.92 redeemable in STMicroelectronics shares between January 2, 2004 and July 27, 2005.

Other bonds

(in millions of euros)				Year ended
Currency	Amount issued(1)	Maturity	Interest rate	December 31, 2003	December 31, 2002
FRF(5)	1,500	2004	5.750	229	229

EUR	3,500(4)	2004	5.750	3,450	3,450

JPY	50,000(4)	2004	1.000	370	402

EUR	1,000	2005	6.125	990	1,000

EUR	2,750(4)	2005	5.000	2,466	2,750

GBP	500	2005	7.000	497	769

FRF(5)	2,000	2005	4.800	305	305

FRF(5)	1,000(2)	2005	1.000	152	152

CHF	1,000(4)	2006	4.500	428	689

USD	2,000(4)	2006	7.200	1,584	1,907

FRF	4,500(4)	2006	6.250	686	686

FRF(5)	6,000	2007	5.750	907	915

EUR(7)	1,000	2007	6.000	1,000

EUR(6)	3,650(4)	2008	6.750	3,330	3,650

FRF(5)	3,000	2008	5.400	457	457

FRF	900	2008	4.600 until 03/13/02 then TEC10(3) less 0.675%	69	137

USD	500	2008	6.000	396	477

FRF(5)	1,500(3)	2009	TEC 10(3)	229	229

EUR	2,500	2009	7.000	2,500	2,500

FRF(5)	3,000	2010	5.700	457	457

EUR	1,400	2010	6.625	1,400	1,400

USD	3,500(4)	2011	7.750	2,680	3,337

GBP	600(4)	2011	7.500	830	922

EUR(7)	3,500	2013	7.250	3,500

GBP(8)	500	2017	8.000	709	384

GBP	450	2020	7.250	638	692

USD	2,500	2031	8.500	1,978	2,382

EUR(7)	1,500	2033	8.125	1500

Bonds maturing at December 31, 2003				-	7,085

Currency swaps				1,335	988

Total other bonds issued by France Télécom SA				35,072	38,351

(1)	In millions of currency.

(2)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and covered by a swap of the same amount, which indexes this debt on PIBOR.

(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(4)	Bonds with coupons subject to revision in case of changes in credit rating.

(5)	These bonds, initially denominated in French francs, have been converted into euros.

(6)	Of which €150 million issued in 2002.

(7)	Issued during 2003.

(8)	Of which GBP 250 million issued in 2003.

France Telecom’s bonds at December 31, 2003 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2003 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

In addition, France Telecom issued the following bonds in January 2004:

(in millions of euros)

Currency	Amount issued(1)	Maturity	Interest rate (%)	Amount issued

EUR	1,000	2007	Euribor 3 month +0.250%	1,000
EUR	750	2012	4,625	750
GBP	500	2034	5,625	726

Total				2,476

(1)	In millions of currency

17.2 ORANGE GROUP

The table below provides details at December 31, 2003 of outstanding bonds issued by the Orange Group, before taking into account the impact of interest or currency swaps:

(in millions of euros)					As of

Currency	Amount issued(1)		Maturity	Interest rate (%)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

USD	197	(3)	2006	8.750	32	188	224
EGP	340		2007	12.250	31	51	-
GBP	197	(2)	2008	8.625	-	303	324
USD	18	(2)	2008	8.000	-	18	21
EUR	94	(2)	2008	7.625	-	94	94
GBP	150		2009	8.875	213	231	247
USD	263		2009	9.000	208	251	298

Currency swaps					28	4	(44)

Total bonds issued by the Orange Group					512	1,140	1,164

(1)	In millions of currency

(2)	On June 30, 2003 Orange Plc exercised its option for early redemption of its bonds maturing in August 2008. The bonds were redeemed on August 1, 2003 based on the contractual price.

(3)	On July 18, 2003 Orange plc launched a tender offer to purchase for cash its bonds due in 2006. This offer was completed on August 26, 2003.

Orange Plc’s bonds are redeemable at maturity and no specific guarantees have been granted in relation to their issuance. In addition, certain bonds may be redeemed in advance, at Orange Plc’s request.

17.3 TP GROUP

The table below provides details at December 31, 2003 of outstanding bonds issued by the TP Group before taking into account the impact of interest or currency swaps:

(in millions of euros)				As of

Currency	Amount issued(1)	Maturity	Interest rate (%)	December 31, 2003	December 31, 2002

PLN	200	2003	-	-	50
USD	200	2003	7.125	-	191
EUR	500	2004	6.125	500	500
PLN	300	2005	7.250	64	75
EUR	500	2006	6.625	500	500
EUR	475	2007	6.500	475	475
USD	800	2008	7.750	633	763

Currency swaps				(151)	5

Total bonds issued by the TP Group				2,021	2,559

(1)	In millions of currency

NOTE 18 - CREDIT LINES

At December 31, 2003, France Telecom had the following principal bilateral and syndicated credit lines:

	As of December 31, 2003

	Currency		Amounts in currency (in millions)	Amounts in euros (in millions)		Amount drawn down(8) (in millions of euros)

France Telecom SA bilateral credit lines
Bank overdrafts	EUR		150	150		-

France Telecom SA syndicated credit lines
Long-term	MC	(1)	10,000	10,000
Long-term	MC	(1)	5,000	5,000		-
Short-term	MC	(2)	1,400	1,108		-

Orange bilateral credit lines
Short-term	EUR		91	91		-
Short-term	SKK		4,520	110		89
Long-term(4)	USD		151	119		119
Other Orange				42		27

Orange syndicated credit lines
Long-term(4)	USD		84	67		67
Long-term(4)	XAF		52,550	80		80
Long-term(4)	EGP		587	76		76
Long-term(4)	GBP	(3)	1,006	1,428		367	(7)

TP Group bilateral credit lines
Long-term(4)	EUR		612	612		612
Long-term(4)	USD		69	55		55
Long-term and short-term(4)	PLN		1,115	237	(5)	205

TP Group syndicated credit lines
Long-term(4)	EUR		400	400		-
Long-term and short-term(4)	PLN		906	193	(6)	193

(1)	Multi-currency facilities, denominated in euro equivalents, including a €10 billion tranche A with a maturity date of 2005 and a €5 billion Tranche B with a maturity date of 2006.

(2)	Multi-currency, denominated in US$ equivalents, maturing in 2004

(3)	Amortizable facility, maturing in 2004. This line was cancelled on February 4, 2004 (see Notes 28 and 31).

(4)	At December 31, 2003, draw downs on these credit lines are included under “Other long-term borrowings” (see Note 16.1)

(5)	Including PLN 88 million (€ 19 million) in short-term debt.

(6)	Including PLN 43 million (€9 million) in short-term debt

(7)	Draw downs on these credit lines are classified as the short-term portion of “Other long-term borrowings” (see Note 16.1).

(8)	Before the impact of currency swaps

The €5 billion tranche A of the multi-currency syndicated credit line matured on February 14, 2003. A new €5 billion credit line maturing in 2006 was put in place.

€5 billion of the unused €10 billion tranche B of the France Telecom SA multi-currency syndicated credit line was canceled on February 12, 2004. Bilateral 364 day renewable credit lines representing €1,800 million were set up (see Note 20.3).

NOTE 19 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002
Loans due within three months	334	392
Certificates of deposit	202	306
Other	55	300

Short-term investments with a maturity at origin of three months	991	998

Banks	2,359	1,821

Cash and cash equivalents	3,350	2,819

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	1,839	6
Other	35	39

Total marketable securities	1,874	45

Total cash and cash equivalents and marketable securities	5,224	2,864

NOTE 20 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

20.1 INTEREST-RATE RISK MANAGEMENT

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

20.1.1 DERIVATIVES

The following table provides details of outstanding derivatives at December 31, 2003 taken into account in the calculation of the average spot rate:

	Due in less than 1 yr	Due between 1 and 5 yrs	Due beyond 5 yrs	Notional amount(1)

(in millions of euros)

Instruments used to hedge long-term debt

Swaps paying fixed rate and receiving variable rate	117	2,323	-	2,440

Swaps paying variable rate and receiving fixed rate	123	1,167	45	1,335

Swaps paying variable rate and receiving variable rate	-	50	229	279

Swaps of structured issuances against payment of variable rate	-	282	-	282

Caps	-	877	-	877

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes

Swaps used to hedge long-term debt	805	2,100	-	2,905

3 month Euribor contract	974	-	-	974

Interest rate collar (purchase of cap / sale of floor)	-	500	-	500

Caps	-	1,099	-	1,099

(1)	see Note 21 concerning the fair value of off-balance sheet financial instruments

20.1.2 ANALYSIS OF GROSS BORROWINGS BY INTEREST RATE

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest-rate and currency swaps:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002
Bonds and bank loans (1)
Less than 5%	7,224	11,958
Between 5 and 7%	14,065	18,250
Between 7 and 9%	17,038	11,024
Higher than 9%	2,085	5,717

Total fixed rate	40,412	46,949
(Weighted average spot rate: 6.45% at Dec. 31, 2003; 6.18% at Dec. 31, 2002)
Total variable rate	7,054	13,024
(Weighted average spot rate: 4.88% at Dec. 31, 2003; 5.68% at Dec. 31, 2002)

Total bonds and bank loans	47,466	59,973
(Weighted average spot rate: 6.22% at Dec. 31, 2003 (2); 6.07% at Dec. 31, 2002)
Capital leases	355	420

Total long-term borrowings	47,821	60,393

Short-term borrowings excluding bank credit balances	597	9,217
(Weighted average spot rate: 2.94% at Dec. 31, 2003; 4.25% at Dec. 31, 2002)
Bank credit balances	973	1,273

Total short-term borrowings	1,570	10,490

Total borrowings, gross	49,391	70,883

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable in shares.

(2)	6.21% after taking into account swaps qualifying as trading.

20.1.3 MANAGEMENT OF FIXED RATE/VARIABLE RATE DEBT

At December 31, 2003, 91% of France Telecom’s gross borrowings net of cash and cash equivalents and marketable securities was at fixed rates (including the impact of futures), compared with 99% at June 30, 2003 and 72% at December 31, 2002.

France Telecom’s fixed rate/variable rate position is also calculated on a forward looking basis for the next three years, based on France Telecom’s estimations relating to changes in gross borrowings net of cash and cash equivalents, and marketable securities.

The capital increase carried out in April 2003 initially enabled France Telecom to repay its short-term debt. Subsequently, as interest rates were particularly low, France Telecom increased the fixed rate portion of its gross borrowings net of cash and cash equivalents, and marketable securities.

20.1.4 ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

■	Sensitivity of interest expense

At December 31, 2003, 91% of the Group’s gross borrowings net of cash and cash equivalents, and marketable securities was at fixed rates. A 1% increase in interest rates would result in:

–	a €52 million increase in interest expense due on gross borrowings net of cash and cash equivalents and marketable securities at variable rates, after swaps which qualify as hedge.

–	an €11 million reduction in interest expense due to recording changes in the market value of the off-balance sheet portfolio which does not qualify as a hedge for accounting purposes.

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a total €41 million increase in interest expense.

■	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% increase in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.7 billion, which represents approximately 4% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

20.2 FOREIGN CURRENCY RISK MANAGEMENT

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on these commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: FT SA, Orange and the TP Group.

	Currency

	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	€ millions 10% exchange rate fluctuation

FT SA	(686)	(2,030)	(683)	(212)				(2,080)	(144)
TP Group	(43)						(319)	(353)	(37)
Orange	(212)			7	6	7	26	(136)	(19)
Other	190							150	(19)

Total (currency)	(751)	(2,030)	(683)	(205)	6	7	(293)	(2,419)

Total (euros)	(595)	(431)	(969)	132	1	1	(293)	(2,419)	(219)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom and TP Group, i.e. a 10% decrease in the value of the euro against the dollar, pound sterling and the Swiss franc, as well as a 10% increase in the euro against the zloty.

For Orange, the selected assumptions are, on the one hand, a 10% decrease in the Slovak crown against the euro, a 10% decrease in the Romanian Lei, the Egyptian pound and the Dominican peso against the dollar, and on the other hand a 10% decrease in the dollar against the Lebanese pound.

These unfavorable exchange rate movements would result in a foreign exchange loss of €219 million.

The following table provides, for the off-balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom Group, details on the notional amounts of currencies to be delivered and received. Issues in US dollar, yen and sterling were mainly converted into euros (by France Telecom SA) and zloty (by TP Group):

Currency

(1)	EUR	USD	JPY	GBP	PLN	Other currency	Total euro equivalent (in millions)(2)

Asset leg of currency swaps	291	4,569	52,000	600	9,122	23	7,108
Liability leg of currency swaps(3)	(7,547)	(807)	-	(189)	(776)	-	(8,618)
Currency to be received on forward currency contracts	2,907	4,423	-	783	-	303	7,851
Currency to be delivered on forward currency contracts	(4,840)	(714)	-	(662)	(2,030)	(1,139)	(7,943)
Currency options	-	-	-	-	-	-	-

Total	(9,189)	7,471	52,000	532	6,316	(813)	(1,602)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

(2)	In euro equivalent.

(3)	Excluding delayed start currency swaps representing €(425) million.

20.3 Liquidity risk management

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

–	Strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

–	A plan for improving operational performance;

–	Extending debt maturities: between December 2002 and February 2003, France Telecom refinanced €9.2 billion of debt with an average maturity of 11.3 years. A new €5 billion credit line with a three-year term was put in place in February 2003 replacing a credit line of the same amount with a shorter maturity. In January 2004, France Telecom refinanced €2.5 billion of debt with an average maturity of 12.5 years (see Note 17.1).

The capital increase and the net cash flows generated by operating activities, less net cash used in investing activities, including the divestiture of non-strategic assets, enabled France Telecom to decrease its gross borrowings, net of cash and cash equivalents and marketable securities. Due to this decrease, together with the bond issuances of December 2002 and February 2003, the average maturity of borrowings was extended from 4 years at December 31, 2002 to approximately 6 years at December 31, 2003.

At December 31, 2003, the liquidity position as detailed below approximates €20.5 billion; long-term borrowings due in 2004 were estimated to be €9 billion (see Note 16).

	As of

(in millions of euros)	December 31, 2003	December 31, 2002
Available draw downs on the €15 billion credit line, reduced to €10 billion in 2003 (see Note 18)(1)	10,000	8,750
Available draw downs on the €5 billion credit line (see Note 18)	5,000	-
Available draw downs on bilateral credit lines (See Note 18)	-	450
Available draw downs on the multi-currency credit line	1,108	0
Authorized overdrafts (see Note 18)	150	150

France Telecom SA credit facilities not utilized at year-end	16,258	9,350

Cash and cash equivalents and marketable securities (see Note 19)	5,224	2,864
Bank credit balances (see Note 16)	(973)	(1,273)

Liquidity position at year end	20,509	10,941

Cancellation of €5 billion credit line	(5,000)
New €1,800 million bilateral credit lines	1,800

Liquidity position reflecting post-closing events	17,309

(1)	€5 billion credit line canceled with effect on February 12, 2004, 364 day renewable bilateral credit lines representing an amount of €1,800 million were set up (see Note 18).

At the date of preparing the financial statements, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB	Baa3	BBB

Outlook	positive	positive	positive

Short-term debt	A2	P3	F2

On May 14, 2003, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB- to BBB with a positive outlook and France Telecom’s short-term rating from A-3 to A-2. On August 7, 2003, Fitch IBCA upgraded France Telecom’s long-term debt rating from BBB- with a positive outlook to BBB with a positive outlook. On September 23, 2003, Moody’s upgraded France Telecom’s long-term Baa3 rating from stable to positive and then on December 5, 2003 it was put on review for a possible upgrade.

At December 31, 2003, a large portion of the debt (€17.1 billion of the outstanding balance) had step-up clauses.

Standard & Poor’s upgrading of France Telecom’s rating will result in a 25 basis-point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2003 for the US dollar and pound sterling denominated bonds issued in March 2001. This explains why the positive impact of the Standard & Poor’s rating upgrade was €5.8 million in 2003, compared to an estimated €25.2 million for 2004.

20.4 MANAGEMENT OF COVENANTS

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom SA and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

France Telecom is, moreover, bound by the following specific commitments with regard to ratios:

In connection with France Telecom S.A.’s €15 billion syndicated credit line, of which the €5 billion tranche A has reached maturity, as well as the new €5 billion credit line, it undertook to respect the following financial ratios (see Note 18):

The ratio of EBITDA1 to net interest expense must be greater than or equal to the following:

-	December 31, 2003: 3.25

-	June 30, 2004: 3.25

-	December 31, 2004: 3.25

-	June 30, 2005: 3.50

-	December 31, 2005: 4

The ratio of net debt to EBITDA1 must be less than or equal to the following:

-	December 31, 2003: 4.50

-	June 30, 2004: 4.25

-	December 31, 2004: 3.75

-	June 30, 2005: 3.5

-	December 31, 2005: 3

The ratio calculations are based on the consolidated financial statements prepared under the French GAAP in effect as of the contract dates. EBITDA1 is calculated on a rolling 12 month basis, by using data restated for acquisitions and disposals that took place within the preceding 12 months.

Several amortization scenarios are possible for France Telecom SA’s receivables securitization programs (see Note 13): (i) standard amortization on the contractual maturity date of the programs at December 31, 2003 or December 31, 2007 (with renewable maturity), depending on the programs, (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and coverage of interest costs for Orange France and Orange SA)(see Note 13). If these ratios are not respected, the sale of receivables is stopped in order to progressively repay the holders of beneficial interests with cash received.

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

The financing of Kulczyk Holding’s purchase of shares in TP SA (see Note 29) is subject to the same financial ratios as France Telecom SA’s €5 billion syndicated credit line. This financing may also become due if Kulczyk Holding becomes insolvent or defaults on its financial covenants.

(1)	EBITDA as defined in the agreements with the financial institutions.

TP Group has undertaken to respect certain financial ratios and targets which were renegotiated in the first half of 2003. The principal ratio to be respected is TP Group’s (formerly TP SA’s) ratio of net debt to EBITDA1, which must be less than or equal to 3 (formerly 2.5). The calculation of this ratio is established on the basis of international accounting standards and EBITDA1 is calculated on a rolling 12 months basis.

At December 31, 2003 the ratios calculated met the conditions required.

20.5 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments are presented in Note 21.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which are applied coefficients which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

20.6 MARKET RISK ON SHARES

France Telecom exchanged all of the treasury shares it held (approximately 95 million shares) for the Orange shares it acquired in the public exchange offer. At the close of that transaction, France Telecom no longer held any treasury shares.

France Telecom has also acquired options to purchase France Telecom shares for an amount of €9 million, exercisable for 40 million shares at a price of €58.55 per share. These options are intended to partially cover the France Telecom bonds maturing in 2005 which are exchangeable for France Telecom shares.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings as well as trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the year end. For other investments, France Telecom considers, using available information, that their market value is not less than the carrying value.

	As of

(in millions of euros)	December 31, 2003		December 31, 2002
Financial instruments (assets)	Book value	Fair value	Book value	Fair value

Marketable securities	1,874	1,911	45	45
Investments in non-consolidated companies	1,045	2,064	1,418	2,050

The market value of long-term debt was determined using:

–	The present value of future cash flows, discounted using rates available to France Telecom at the end of the year for instruments with similar terms and maturities;

–	The quoted market value for convertible, exchangeable and indexed bonds.

	As of

(in millions of euros)	December 31, 2003		December 31, 2002
Financial instruments (liabilities)	Book value	Fair value	Book value	Fair value

Bank overdrafts and other short-term loans (1) (2)	1,570	1,570	10,490	10,490
Long-term loans (1) (2)	47,821	52,107	60,393	62,090

(1)	After taking into account the effect of currency swaps

(2)	The book and market values presented exclude accrued interest.

The fair values of currency and interest rate swaps were estimated by discounting the expected future cash flows using market exchange rates and related year-end interest rates over the remaining life of the contract.

The fair value of over-the-counter options was estimated using option-pricing tools recognized by the market.

(in millions of euros)	As of
	December 31, 2003			December 31, 2002
Off-balance sheet financial instruments	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Interest rate caps	1,976	2	6	1,258	1	(3)
Interest rate collars (caps and floors)	500	(5)	(5)	2,950	-	(27)
Interest rate swaps(1)	7,241	(60)	10	16,778	(467)	(351)
Futures	974	2	2	22,514	(58)	(58)

Currency swaps	9,043	(1,118)	(947)	12,569	(1,054)	(690)
Forward currency contracts	7,943	(105)	(106)	6,675	(224)	(217)
Currency options	-	-	-	262	(8)	(1)

Panafon options	623	-	-	-	-	-
Swaptions	200	-	2	-	-
Options on shares	2,342	7	3	623	-	2

Total	30,669	(1,277)	(1,035)	63,629	(1,810)	(1,345)

(1)	Market value of swaps includes accrued interest.

The book value of off-balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange rate gains or losses already accounted for in France Telecom’s financial statements. The difference between book and market values represents the unrealized gain or loss on off-balance sheet derivative instruments.

NOTE 22 - PROVISIONS AND OTHER LIABILITIES

■	Provisions for risks and charges and other long-term liabilities are as follows:

		As of

(in millions of euros)	Note	December 31, 2003	December 31, 2002	December 31, 2001

Pension and other post-retirement benefit obligations	22.1	3,226	3,569	3,773
Equant CVR(1)	22.2	-	2,077	2,077
MobilCom	22.3	-	6,715	-
Kulczyk / TPSA off-balance sheet commitments	22.4	870	571	-
Restructuring provisions (total):	22.5	127	122	(2)
- Orange		88	122	(2)
- Equant		37	-	(2)
- Other companies		2	-	(2)

Other long-term provisions(2)		1,060	784	1,272

Sub-total long-term provisions		5,283	13,838	7,122
Long-term deferred taxes		230	312	330
Other long-term liabilities		473	828	1,211

Total		5,986	14,978	8,663

(1*)	reclassified in short-term liabilities (see table below)

(2)	at December 31, 2001, “Other long-term provisions” included restructuring provisions

■	Provisions for risks and charges and other short-term liabilities are as follows:

		As of

(in millions of euros)	Note	December 31, 2003	December 31, 2002	December 31, 2001

Pension and other post-retirement benefit obligations	22.1	844	747	-
Equant CVR(1)	22.2	2,077	0	646
MobilCom	22.3	201	0	-
Restructuring provisions (total):	22.5	204	353	-
- Provision for Orange Sweden withdrawal		64	72
- Other Orange entities		58	81
- Equant		14	106
- Other companies		68	94
Other short-term provisions(2)		944	1,158	1,446

Sub-total short-term provisions		4,270	2,258	2,092

Accrued expenses		4,770	5,137	5,167

Sub-total short-term provisions and accrued expenses		9,040	7,395	7,259

Other short-term liabilities		1,378	1,712	2,481

Total		10,418	9,107	9,740

(1)	Classified in provisions and other long-term liabilities in 2002 (see table above).

(2)	Includes restructuring provisions at December 31, 2001.

Movements in long and short-term provisions for risks and charges break down as follows:

(in millions of euros)	January 1, 2003	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification and other	December 31, 2003

Pension and other post-retirement benefit obligations	4,316	503	(741)	(14)	6	4,070
Equant CVR	2,077	-		-	-	2,077
MobilCom	6,715	-	(6,246)	-	(268)	201
Kulczyk/ TPSA off-balance sheet commitments	571	299	-	-	-	870
Restructuring provisions (total):	475	253	(413)	(30)	46	331
- Provision for Orange Sweden withdrawal	72	-	(25)		17	64
- Other Orange entities	203	58	(77)	(29)	(9)	146
- Equant	106	175	(228)		(2)	51
- Other companies	94	20	(83)	(1)	40	70
Other provisions for risks and charges	1,942	619	(296)	(294)	33	2,004

Total provisions for risks and charges	16,096	1,674	(7,696)	(338)	(183)	9,553
- Long-term	13,838	1,213	(6,242)	(90)	(3,436)	5,283
- Short-term	2,258	461	(1,454)	(248)	3,253	4,270

The impact of increases and reversals of provisions on the income statement can be analyzed as follows:

	Year ended December 31, 2003

(in millions of euros)	Increases	Reversals of provisions(releases)	Other	Total

Operating loss/(income)	667	(171)	-	496
Non-operating and financial items	1,007	(167)	-	840

Total impact on the income statement	1,674	(338)		1,336

22.1 PENSION AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

	As of

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Early retirement plan	3,620	3,910	4,095
Post-retirement benefits other than pensions	156	158	149
Retirement bonuses and other plans	294	248	175

Total pension and other post-retirement benefit obligations	4,070	4,316	4,419
- Long-term	3,226	3,569	3,773
- Short-term	844	747	646

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Plan data (in millions of euros)
Actuarial value of the plan obligation at the beginning of the year	4,318	4,611	4,823
Actuarial adjustment during the year(1)	164	91	51
Discounting effect	198	216	229
Payments made	(700)	(601)	(492)

Actuarial value of the plan at year end	3,980	4,317	(4,611)
Actuarial adjustment not yet amortized	(360)	(407)	(516)

Accrued early retirement liability	3,620	3,910	(4,095)

Assumptions
Success rate of the plan	97%	95%	94%
Discount rate	5%	5%	5%

Analysis of the cost for the year
Discount charge	199	216	229
Amortization of actuarial adjustment	212	199	210

Cost for the year	410	415	439

Impact of changes in success rate on actuarial value
1% increase	85	98	27
1% decrease	(23)	(23)	(29)

(1)	Actuarial assumptions are reviewed on an annual basis. The discount rate for 2004 onwards is unchanged. The success rate of the plan has been revised upwards, to 97% for 2004. The rate of salary increases applied for 2003 and 2002 was 2%.

The impact of the revision of actuarial assumptions is accounted for as described in “Early Retirement Plan for French civil servants”, in Note 2.

Early retirement payments made under the plan since it was launched on September 1, 1996 amount to €3,044 million of which €700 million were paid in 2003.

The August 21, 2003 law relating to pension plans provides for several specific clauses applicable to France Telecom civil servant employees. The new law states that civil servants will benefit from pension plan conditions from the date they joined the early retirement plan. Consequently, for civil servants who joined the early retirement plan before January 1, 2004 and who will retire between that date and December 31, 2008, the pension benefits will be calculated on conditions in force before January 1, 2004. For civil servants joining the plan between January 1, 2004 and December 31, 2006 and who will retire between 2004 and 2006, the pension will be calculated in accordance with regulations in force at the date of their entry into the retirement plan. The increase in the success rate of the plan shows reflects the impact of this law.

Post-retirement benefits other than pensions

The discounted liability for post-retirement benefits, amounting to €156 million at December 31, 2003 (€158 million at December 31, 2002) was determined using a discount rate of 5%.

22.2 EQUANT CVR PROVISION

On July 2, 2001, France Telecom issued 138,446,013 contingent value rights certificates (“CVR”) to all Equant shareholders other than the SITA Foundation and to certain holders of stock options and restricted share awards granted by Equant before November 19, 2000. Each CVR gives the holder the right to receive a cash payment a maximum of seven trading days after the third anniversary of the completion of the Equant transaction on June 29, 2004), which represents the difference (if negative) between the average Equant share price for a defined period and €60, limited to a maximum of €15 per CVR. Movements in market prices have resulted in the market value of the CVRs since issue corresponding to a payment of the CVR at maturity. At December 31, 2001, France Telecom recorded a provision for the maximum risk, amounting to €2,077 million.

22.3 MOBILCOM

MobilCom has been accounted for using the equity method since November 1, 2000, following France Telecom’s acquisition of 28.5% of its share capital.

At December 31, 2001, a reexamination of the outlook for the mobile telephony market in Germany led France Telecom to depreciate through exceptional amortization the entire goodwill on the MobilCom shares, amounting to €2,509 million, to depreciate the value under equity accounting amounting to €839 million (see Note 12) and to depreciate as a matter of prudence certain assets for €544 million (including notably the current account of France Telecom with MobilCom).

At June 30, 2002, France Telecom recorded a €7 billion provision for risk, intended to cover the risks related to the financial commitment linked to the development of MobilCom’s UMTS activities, and to depreciate in full the €290 million in loans granted during the first half of 2002.

After the announcement of France Telecom’s withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable it to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with the included parties, a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of its offer to purchase their loans, the members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, thus preventing the immediate bankruptcy of MobilCom.

As part of the support plan for MobilCom organized at the initiative and under the control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions led to the signature of the MC Settlement Agreement on November 20, 2002, which stipulates the freeze of UMTS activities of MobilCom. In addition the plan includes a plan for saving the historic activities of MobilCom, financed by an aggregate bank loan of €162 million guaranteed by the German Federal Government and the Land of Schleswig-Holstein.

Pursuant to the MC Settlement Agreement and the three agreements (the “Assignement and Subscription Agreements”) signed on November 30, 2002 between France Telecom and certain MobilCom creditors who had granted the company loans for credit facilities, including: (i) the members of the Senior Interim Facility banking syndicate; (ii) Ericsson Credit AB; and (iii) Nokia OYJ.

-	France Telecom repurchased the loans granted by the members of the banking syndicate and the equipment suppliers (approximately €6 billion), and waived these loans as well as the shareholder loans granted to MobilCom in the previous two years (approximately €1 billion), i.e. a total of approximately €7 billion,

-	The general shareholders meeting of MobilCom held on January 27, 2003 approved the plan to save the historic activities of MobilCom, the freeze of UMTS activities as well as the waiver by MobilCom of all claims against the France Telecom group, with the MobilCom shares held by Mr Gerhard Schmid and Millenium to be placed in a trust with a commitment that the plan to save MobilCom would be approved at a general shareholders meeting,

-	The general shareholders meeting of France Telecom on February 25, 2003 authorized the issuance of perpetual bonds redeemable into shares of France Telecom (the “TDIRA”) reserved for the members of the banking syndicate and the equipment suppliers. Following this authorization, France Telecom proceeded with the issuance of TDIRA on March 3, 2003 in an amount of €6,072,940,500, of which €4,820,931,000 to the banking syndicate and €1,252,009,500 to Nokia and Ericsson (see Note 26);

-	Mr. Gerhard Schmid waived any claims against the France Telecom group (including Orange) and vice versa,

-	MobilCom waived any claims against the France Telecom group (including Orange) and vice versa,

-	France Telecom committed to contributing to the costs of freezing the UMTS activities of MobilCom:

(i)	By granting MobilCom a credit facility for a maximum amount of €248 million (such amount was set at €370 million before June 26, 2003, as described below), valid until December 31, 2003. France Telecom has waived the repayments of the amounts due under this facility, .

(ii)	By granting an indemnity to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, for a total amount of €210 million (payments are spread out until January 31, 2006).

-	France Telecom benefits from a clause of return to better fortune on the UMTS assets of MobilCom (including the license), allowing France Telecom to recover 90% of the proceeds from an eventual sale of any UMTS asset by MobilCom.

In February 2003, Gerhard Schmid filed for personal bankruptcy and the Flensburg tribunal appointed a legal administrator. This procedure could lead to the contesting of the transfer of the MobilCom shares of Gerhard Schmid to the trust and of his waiver of any claims against the group France Telecom, including Orange. Between March 15 and June 30, 2002, Gerhard Schmid sought five times to exercise his option to sell to France Telecom 21.6 million shares in MobilCom which he held pursuant to agreements with France Telecom at prices to be determined by experts, which could be in excess of current market prices for those shares. If Gerhard Schmid’s waivers were invalidated, he could make a claim for the price of the shares based on his put option or he could allege damages and interest against France Telecom for lost share value arising from an alleged wrongful termination by France Telecom of the Cooperation Framework Agreement containing the original agreements between France Telecom, M. Gerhard Schmid and MobilCom. France Telecom believes that Gerhard Schmid’s waiver is valid and that any claims he or the legal administrator may make are unfounded.

Minority shareholder suits have also been filed in Germany in February 2003 by MobilCom shareholders contesting the resolutions adopted by the MobilCom shareholders’ meeting on January 27, 2003 relating to the approval of the MC Settlement Agreement and the election of certain Supervisory Board members. France Telecom believes that the outcome of the litigation will not affect the validity of the MC Settlement Agreement.

On May 12, 2003, MobilCom Multimedia GmbH signed an agreement (the “Sale and Purchase Agreement on UMTS Network Assets”) with E-Plus, which became effective on June 26, 2003, providing for the sale of UMTS assets (other than the license). Following this divestiture, the credit facility limit granted to MobilCom was reduced from €370 million to €248 million. In the context of this sale, France Telecom granted E-Plus a guarantee (for a maximum amount of €50 million) related to the potential financial obligations of MobilCom Multimedia GmbH toward E-Plus for vendor guarantees granted under the Sale and Purchase Agreement on UMTS Network Assets.

On November 14, 2003, Gerhard Schmidt informed the France Telecom Group that he was contesting the validity of his waiver of any claims against France Telecom (including Orange). France Telecom considers that Gerhard Schmidt’s arguments are unfounded.

At December 31, 2002, the €6,715 million provision corresponded to the the best estimate on the basis of the agreements with MobilCom, the Senior Interim Facility banks and the equipment suppliers, of the MobilCom risk for France Telecom, given the assessment of its legal position with respect to the different claims which could be made against it. Of this amount, €6,246 million was utilized during 2003 as follows:

■	€6,073 million related to the waiver granted to MobilCom of the loans previously held by the banking syndicate and the equipment suppliers

■	€173 million for the facility granted to MobilCom.

€268 million was reclassified on the course of the first half of 2003 as other debt, corresponding to:

■	€210 million for the indemnity granted to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, of which €80 million was outstanding at December 31, 2003, and

■	€58 million related to the facility granted to MobilCom in relation with the closing of UMTS activities.

On December 10, 2003, France Telecom was given notice that Millenium GmbH—a company controlled by Mrs Schmid-Sindram—intends to apply to the Kiel court to claim damages in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and concerns France Telecom’s relations with MobilCom between 2000 and 2003 under an alleged “domination agreement” . Millenium GmbH intends to claim that France Telecom was responsible for losses caused to MobilCom resulting in particular from its commitment in relation to UMTS, its resulting debt and its sudden withdrawal from UMTS. Millenium GmbH claims that it has suffered losses of €40 million.

In addition, on December 15, 2003 France Telecom was informed that Mrs. Schmid-Sindram and Mr. Marek also intend to apply to the Flensburg court for a claim against France Telecom based on substantially the same facts, in their capacity as MobilCom shareholders. The plaintiffs intend to claim compensation for their MobilCom shares based on a price of between €200 and €335 per share.

22.4 KULCZYK HOLDING

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (see Note 28).

Kulczyk Holding holds a put option to sell to France Telecom its 13.57 % stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest and less dividends paid. The amount of this commitment represented approximately €2.2 billion at December 31, 2003.

In 2002, France Telecom recorded a €571 million provision for the difference between the commitment and the value in use of the TP SA shares to be received. At December 31, 2003, the provision was increased to €870 million of which €299 million were recorded as an expense in 2003, mainly due to the fall of the zloty against the euro.

22.5 RESTRUCTURING PROVISIONS

At December 31, 2003, restructuring provisions amounted to €331 million and mainly included:

(i) For Orange:

■	Restructuring costs in the amount of €146 million. This amount primarily includes €21 million in personnel costs, €57 million in indemnities for termination of advertising contracts and €61 million for closing down sites (exit costs and penalties for canceling tenancy agreements).

■	€64 million in costs relating to the withdrawal from Sweden—mainly for covering legal commitments.

(ii) For Equant, €51 million mainly including:

■	€37 million in costs related to site closures (exit costs and penalties for canceling tenancy agreements).

■	€11 million in personnel costs

The €253 million increase in provisions recorded in 2003 mainly relates to an additional provision to cover reorganization costs in connection with the operational performance improvement plans. These costs break down as €58 million for Orange and €175 million for Equant.

Provisions used in 2003 totaled €413 million, mainly breaking down as follows:

■	€102 million for the Orange Group;

■	€73 million for TP;

■	€228 million for Equant.

22.6 OTHER LONG-TERM LIABILITIES

At December 31, 2003, this heading notably included:

■	Fixed assets supplier payables in the amount of €326 million (€325 million at December 31,2002).

■	Deferred income for a total amount of €122 million (€142 million at December 31, 2002) relating to Orange plc. This deferred income relates to the net credits arising from in-substance early extinguishment (“In substance defeasance”) of draw-downs under finance leases (see Note 28), which is recognized in income over the life of the lease on a straight-line basis.

Moreover, vendor financing amounting to €287 million at December 31, 2002 was reclassified as short-term liabilities due to its maturity date.

NOTE 23 - STOCK OPTION PLANS

–	France Telecom SA has not set up any stock option plans.

However, France Telecom announced that, upon completion of the tender offer for, followed by a compulsory purchase of, the outstanding shares in Orange, it will offer to enter into a liquidity contract (the “liquidity contract”) with certain holders of Orange share options within three months after the publication date of the notice stating the results of the offer subject to certain conditions (see Note 25). Orange shares covered by this liquidity contract and acquired by the participants upon exercise of their Orange share options will be exchanged for France Telecom S.A. shares at an exchange ratio of 11 France Telecom S.A. shares (or for a cash amount or a combination of shares and cash, at the sole discretion of France Telecom S.A.) for 25 Orange shares. If participants do not sign the liquidity contract, they may still exercise their share options and receive Orange shares.

–	Orange SA, Equant NV and Wanadoo SA have granted stock options to management and employees.

Outstanding options represent respectively 2.39%, 2.94% and 2.16% of the share capital of these companies.

Details of these plans are provided hereafter.

23.1 ORANGE STOCK OPTION PLANS

The stock option plans described hereafter have been approved by the company’s Board of Directors of the company and were applicable during 2003, 2002 and 2001:

■	Stock option plan (France)

The Orange Share Option Plan is designed for employees and executive directors of Orange subsidiaries who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares of the company are granted to eligible persons.

■	International Sharesave Plan

The Orange International Sharesave Plan is designed for employees and executive directors of Orange subsidiaries. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons. The options can be exercised after an eligible employee has agreed to save a fixed monthly amount with authorized institutions for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

■	Stock option plan (International)

The International Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who reside outside France, principally in the United Kingdom. Six tranches exist, each with a different vesting period.

In accordance with the accelerated vesting period provisions of the International Share Option plan and as a result of the Exchange Offer, 19,243,156 options, with initial three-year cliff vesting period, have become exercisable for a period of 6 months starting from 20 November 2003, i.e. the beginning of the public and compulsory buy-out period. If such options have not been exercised by 20 May 2004, they will revert back to their initial vesting schedule.

■	Stock option plan (United-States)

The Orange US Share Option Plan is a qualifying share option plan for employees and executive directors of the company’s subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Information relating to Orange SA’s employee stock option plans is as follows:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	111,403,926	€8.84

Granted	20,722,609	€7.42
Stock option plan (France)	8,113,320	€7.43
“Sharesave Plan” (International – 3 years UK)	300,459	£4.53
“Sharesave Plan” (International – 3 years Netherlands)	-	-
“Sharesave Plan” (International – 5 years UK)	-	-
Stock option plan (International)	12,243,230	€7.43
Stock option plan (United States)	65,600	€7.43

Exercised	(8,555,394)	€7.19
Stock option plan (France)	-	-
“Sharesave Plan” (International – 3 years UK)	(73,818)	£4.45
“Sharesave Plan” (International – 3 years Netherlands)	(570)	€6.14
“Sharesave Plan” (International – 5 years UK)	(50,999)	£4.43
Stock option plan (International)	(8,194,603)	€7.21
Stock option plan (United States)	(235,404)	€6.92

Cancelled, Returned, Lapsed	(8,516,525)	€8.27
Stock option plan (France)	(1,002,060)	€8.91
“Sharesave Plan” (International – 3 years UK)	(861,291)	£4.31
“Sharesave Plan” (International – 3 years Netherlands)	(57,733)	€6.14
“Sharesave Plan” (International – 5 years UK)	(485,332)	£4.43
Stock option plan (International)	(5,325,755)	€8.71
Stock option plan (United States)	(784,354)	€8.24

Options outstanding at the end of the year	115,054,616	€8.72

Details of outstanding options at December 31, 2003 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2003

Stock option plan (France)	42,695,872	11	€8.66	413,245
Stock option plan (International - 3 years UK)	3,393,712	17	£4.14	44,934
Stock option plan (International - 3 years - Netherlands)	173,883	27	€6.14	-
Stock option plan (International - 5 years - UK)	1,656,594	27	£4.43	22,770
Stock option plan (International)	65,105,784	4	€8.94	41,055,188
Stock option plan (United States)	2,028,771	1	€9.54	1,807,636

Total	115,054,616	8	€8.72	43,343,773

The options outstanding at December 31, 2003 represented 2.39% of the shares issued by Orange SA at that date.

In addition, the Orange consolidated subsidiaries, Mobistar S.A. and ECMS have each set up stock options plans as described below:

■	Mobistar S.A.

Mobistar has granted stock options to certain employees in the form of stock warrants (BSA). 778,220 BSA – representing 1.23% of Mobistar S.A.’s share capital (after dilution) – were outstanding at December 31, 2003 (797,953 at December 31, 2002). The exercise price of a BSA is €34.15. 57,830 BSA expire in July 2005 with the remaining 720,390 expiring in July 2008. BSA may only be exercised during predefined one month periods between January 2004 and July 2008 at follows:

–	Beneficiaries my exercise up to 50% of their BSA in January 2004,

–	Beneficiaries may exercise up to 75% of their BSA in September 2004,

–	All of the BSA may be exercised in July 2005. The BSA which expire in July 2008 may also be exercised in January 2006, September 2006, January 2007, September 2007 and July 2008.

■	ECMS

ECMS granted 479,000 stock purchase options to its employees during 2003 and acquired treasury shares in order to comply with the requirements of this plan. The options may be exercised between February 20, 2006 and February 20, 2010 at an exercise price of 37 Egyptian pounds per option.

23.2 EQUANT STOCK OPTION PLANS

The stock option plans approved by the Board of Directors of Equant are described below:

Equant adopted a Stock Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants took effect on July 21, 1998 for all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers, and its supervising directors. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to Equant or employees of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the employment contract.

In some countries, Equant has adopted a phantom plan rather than an actual stock option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning stock options without involving the actual transfer of options or shares.

On May 25, 2001, Equant offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. This was subject to the completion of the France Telecom transaction, which occurred on June 29, 2001. As a result of the ‘Option Buyback’ Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options .

On June 29, 2001 all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in Equant paying US$0.5 million in social charges during the year ended December 31, 2001.

On March 27, 2002, Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

At December 31, 2002, Equant had granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from US$0.00 to US$117.81 and vesting periods from July 21, 2000 to October 23, 2006.

In 2003, Equant granted 285,974 options at a weighted average exercise price of US$6.52.

The different option plans granted by Equant to its employees (including the restricted share awards) are summarized below:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	8,655,642		€20.45

Granted	285,974		€5.16
Stock option plans	285 974		$6.52

Exercised	(33,340)		€2.88
Stock option plans	(33,340)		$3.64

Cancelled, returned, lapsed	(293,253)		€16.11
Stock option plans	(293,253)		$20.35

Options outstanding at the end of the year	8,615,023	$ €	21.02 16.64

Details of outstanding options at December 31, 2003 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2003

Stock option plans	8,615,023	32	€16.64	3,645,769

Total	8,615,023	32	$21.02	3,645,769

The number of options outstanding at December 31, 2003 represented 2.94 % of shares issued by Equant NV at that date.

23.3 WANADOO STOCK OPTION PLANS

The different stock option plans approved by Wanadoo’s Board of Directors and in force during 2003 are summarized as follows:

■	2000 stock option plan

This plan is designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. It includes two tranches, one with and one without performance conditions. Exercise of the second tranche options is subject to the following performance conditions:

–	if growth in Wanadoo’s shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, then only 50% of the shares can be exercised;

–	if this growth is between 80% and 100%, then 66.66% of the options can be exercised;

–	if this growth is between 100% and 120%, then 83.3 % of the options can be exercised;

–	if this growth is over 120%, then 100% of the options can be exercised.

–	the other options can be exercised three years after their grant date but can only be sold four years after that date.

■	Stock option plans of April and November 2001

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. The options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date. The exercise of options granted to the members of the Management Committee of the Wanadoo group is subject to the following performance conditions:

–	15% of the options will be available if the Wanadoo share performance exceeds that of Eurostoxx Telecommunications;

–	15% of the options will be available if the Wanadoo share performance equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro);

–	50% of the options will be available if proforma operating income before amortization and depreciation of Wanadoo based on a constant scope of consolidation was positive in the fourth quarter of 2002;

–	20% of the options will be available without conditions.

■	Stock option plans of June and November 2002

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. All options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date.

■	Freeserve stock option plans of March 2001

This plan exclusively concerns subscription options attributed to Freeserve employees. It provides for the exercise of the options as follows:

–	10% - 6 months after the date of grant

–	10% - 12 months after the date of grant

–	40% - 24 months after the date of grant

–	40% - 36 months after the date of grant

■	Freeserve stock option plan of November 2001

This plan exclusively concerns subscription options attributed to Freeserve employees. It breaks down into two different plans.

The first plan concerns 583,182 options exercisable as follows:

–	50% - 22 months after the date of grant

–	50% - 34 months after the date of grant

The second plan concerns 156,706 options exercisable as follows:

–	50% - 19 months after the date of grant

–	50% - 31 months after the date of grant.

■	Freeserve stock option plans of June and November 2002

These plans exclusively concern subscription options granted to Freeserve employees. It provides for exercise of the options as follows:

–	50% - 24 months after the date of grant

–	50% - 36 months after the date of grant

■	2003 stock option plan

This plan concerns employees and executive directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but may only be sold or transferred 4 years after their grant date.

The different stock option plans granted to employees are summarized below:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	30,412,012	€7.43

Granted	5,400,000	€6.48
2003 stock option plan	5,400,000	€6.48

Exercised	-	-

Cancelled, returned, lapsed	(3,485,057)	€6.16
2000 stock option plan	(68,000)	€19.00
Freeserve stock option plan March 2001	(1,824,234)	€6.12
2001 stock option plan	(412,500)	€6.00
Freeserve stock option plan November 2001	(252,286)	€6.00
2002 stock option plan	(301,000)	€5.40
2002 Freeserve stock option plan	(619,037)	€5.40
2003 stock option plan	(8,000)	€6.48

Options outstanding at the end of the year	32,326,955	€7.41

Details of outstanding options at December 31, 2003 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Nov. 30, 2003

2000 stock option plan	3,741,000	7	€19.00	-
Freeserve stock option plan March 2001	2,041,569	1	€6.12	1,224,941
2001 stock option plan	10,654,500	16	€6.00	-
Freeserve stock option plan November 2001	678,440	4	€6.00	339,220
2002 stock option plan	8,581,000	30	€5.40	-
2002 Freeserve stock option plan	1,238,446	12	€5.40	-
2003 stock option plan	5,392,000	48	€6.48	-

Total	32,326,955	22	€7.41	1,564,161

The number of options outstanding at December 31, 2003 represented 2.16% of Wanadoo SA’s issued shares at that date.

NOTE 24 - MINORITY INTERESTS

Changes in minority interests are as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	9,780	8,101	2,036
Net income/(loss) for the period	522	(170)	(714)
Issuance of share capital to minority interests	(52)	23	74
Effect of acquisitions and divestitures	(3,226)	2,747	6,802
Appropriation of prior period net income/(loss)	(120)	(77)	(128)
Translation adjustment	(836)	(799)	31
Other	(102)	(45)	-

Closing balance	5,966	9,780	8,101

At December 31, 2003, minority interests related mainly to Orange SA and its subsidiaries for an amount of €673 million, TP Group for an amount of €2,507 million, Wanadoo for €1,449 million and Equant for €965 million. The change in translation adjustment is mainly due to the exchange rate variations of the Polish Zloty and the pound sterling.

At December 31, 2002, minority interests related mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP Group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million.

At December 31, 2001, minority interests related mainly to Orange SA and its subsidiaries for an amount of €4,204 million, Equant/Global One for an amount of €1,532 million and Wanadoo for €1,507 million.

In 2003, the effect of acquisitions and divestitures primarily reflects the purchase of minority interests in Orange—representing €2,962 million—further to France Telecom’s public exchange offer for Orange shares (see Note 3).

In 2002, the effect of acquisitions and divestitures related mainly to the change in the method of consolidation of TP Group (see Note 3) for €3,011 million and to the purchase of approximately 2% of minority interests in Orange SA following the exercise of a put option by E.On amounting to €(539) million (See Note 3) and to the dilution of France Telecom’s interest in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

In 2001, the effect of acquisitions and divestitures related mainly to the IPO concerning approximately 13% of the capital of Orange, the Equant/Global One transactions and the dilution in France Telecom’s interest in Wanadoo on the Freeserve and Indice Multimedia acquisitions (see Note 3), as well as Nortel/Telecom Argentina being accounted for using the equity method.

NOTE 25 - SHAREHOLDERS’ EQUITY

At December 31, 2003, the share capital of France Telecom amounted to €9,609,267,312, made up of 2,402,316,828 ordinary shares with a par value of €4 each. For the year ended December 31, 2003, the weighted average number of ordinary shares outstanding amounted to 1,955,369,526 and the weighted average number of ordinary and dilutive shares amounted to 2,186,414,015. French law number 2003-1365 of December 31, 2003 authorized the transfer of the French State’s stake in France Telecom from the public sector to the private sector and removed the requirement for the State to directly, or indirectly hold over half of the Company’s capital. France Telecom was also added to the list of companies for which privatization is possible set out in the appendix to law number 93-923 of July 19, 1993. At December 31, 2003, the French State owned directly, and indirectly through ERAP 54.53% of France Telecom’s share capital.

Changes in share capital

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003, the Board of Directors has the authority for a period of 26 months to proceed with the issuance of ordinary shares, with or without preferred subscription rights for existing shareholders, or of instruments giving access to France Telecom share capital, representing a maximum nominal capital increase of €30 billion.

During 2003, in addition to the TDIRA issuance (see Note 26) the authorization was used as follows:

■	France Telecom increased its share capital through the issuance of 1,037,205,725 new shares with a par value of €4. Following this issuance, the number of shares issued reached 2,224,364,449 and the Company’s share capital amounted to €8,897,457,796. This capital increase was carried out through grants of stock purchase warrants (“bons de souscription d’actions” or “BSA”) with a parity of one BSA per France Telecom share held. 20 BSAs gave holders the right to subscribe to 19 shares at a price of €14.50 per share. France Telecom, having announced that the BSAs granted to its 95,363,219 treasury shares would not be exercised or sold, 1,091,795,500 BSAs were exercised (5 BSAs have not been exercised due to the parity applicable). France Telecom entered into a collateral contract with a bank syndicate which committed the bank syndicate to acquire and exercise all outstanding BSA. At the end of the subscription period, the shares issued were placed on the market in the course of a placement with bookbuilding and the difference between the placement price and the subscription price, i.e. €4.275 per BSA, was paid to the BSA holders selling their BSA. The gross amount of the rights issue totaled €15,039 million. Taking into account the issuance costs and bank fees (€200 million), the net proceeds from the capital increase amounted to €14,839 million.

■	On February 25, 2003 the Board of Directors decided to cancel 3 million France Telecom shares (representing €312 million) over the first six months of 2003 in connection with the TDIRA issuance authorized by the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003.

■	In June 2003, France Telecom launched an employee share issue. On July 28, 2003 the Chairman noted that at the end of the subscription period 5,596,476 shares payable in cash had been subscribed, and a further 1,754,152 free shares had been granted to the subscribers, representing a total of 7,350,628 new shares for an amount of €87 million.

■	On October 17, 2003, France Telecom issued 170,600,523 shares with a par value of €4 thus increasing the number of shares in issue to 2,402,315,600 and the share capital to €9,609,262,400 in order to finance the acquisition of Orange shares as part of the exchange offer (see Note 3), in addition to the 95,363,219 treasury shares used (see below). Based on the market price of the France Telecom share on October 16, 2003—the date on which the Conseil de Marchés Financiers published the results of the exchange offer—the gross amount of the capital increase was €3,625 million. Issuance costs and bank fees amounted to €32 million.

■	At December 31, 2003, the capital of France Telecom SA included 1,228 shares issued further to the conversion of 101 convertible bonds during the year, at a ratio of 12.17 shares for one bond. These bonds had a face value of €800.05 and were issued at par in November 1998. At December 31, 2003, 2,536,878 of the bonds were outstanding. They matured on January 1, 2004 and holders have been able to redeem their bonds since January 2, 2004.

During the year ended December 31, 2002, France Telecom:

■	increased its share capital through the issuance of 33,687,956 new shares with a par value of €4 representing €134.8 million, in order to partially distribute the 2001 dividend in the form of shares, including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, representing a total of €527.6 million.

■	carried out an employee share issue representing 2,298,125 shares at a price of €22.85 to which is added the 2,381,416 shares granted free to subscribers, i.e. a total of 4,679,541 new shares with a par value of €4 for an amount of €18.7 million. The issuance premium amounted to €33.8 million after employer contributions and the discount linked to shares issued free to subscribers.

■	as part of the same operation, bought back 2,160,593 shares from the Fonds Commun de Placement d’Entreprise for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in share capital and issuance premium amounted to €8.1 million and €38.5 million respectively.

In 2001, there were no movements in share capital.

Dilutive instruments

	As of

	December 31, 2003	December 31, 2002 Comparable	December 31, 2002 Published

Weighted average shares outstanding - basis	1,955,369,526	1,237,922,590	1,085,071,591
Convertible bonds (See Note 16)	85,803,753	84,275,665	73,869,829
Perpetual bonds redeemable for shares (TDIRA) (See Note 26)	141,786,988	0	0
Liquidity contract	3,453,748	-	-

Weighted average shares outstanding - diluted	2,186,414,015	1,322,198,255	1,158,941,420

Potential dilutive ordinary shares include notes convertible into France Telecom shares issued in 1998 and 2001 (see Note 17), perpetual bonds redeemable into France Telecom shares (TDIRA) issued in March 2003 (see Note 26) and certain Orange stock subscription options (see conditions set out above). The weighted average numbers of outstanding shares for the years ended December 31, 2003 and 2002 have been adjusted to take into account the capital increases carried out during the period January 1 through December 31, 2003 at a price lower than the market price in order to ensure comparability of earnings per share information disclosed in the financial statements.

At the end of the tender offer, followed by a compulsory purchase of, the outstanding shares in Orange, France Telecom has announced that it will offer Orange stock option holders and holders of Orange shares obtained upon exercise of stock options the possibility of entering into a liquidity contract within three months following the publication date of the notice stating the result of the offer.

Orange shares covered by the liquidity contract would be automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non transferability period.

The signatories to the liquidity contract would undertake not to exercise their options before the end of any tax or social security non-transferability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares would be exchanged based on the exchange ratio applicable in the tender offer, i.e. 11 France Telecom shares for 25 Orange shares, adjusted where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

In accordance with accounting rules, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price multiplied by 25/11 does not exceed the market price of France Telecom shares at December 31, 2003.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value shall be determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

France Telecom reserves the right not to propose the liquidity contract in countries where it would be likely to jeopardize the tax or social security benefits related to existing plans or where, pursuant to the regulations or public offerings of securities or other similar regulations, it could lead to significant costs for Orange or France Telecom. France Telecom will consider implementing a similar procedure in favor of those who, as a result, would not be able to benefit from the liquidity contract.

Treasury shares

At the General Shareholders’ Meeting held on May 28, 2002, the Company’s shareholders authorized the Board of Directors from this date to purchase France Telecom shares representing up to 10% of the capital. This authorization was renewed for 18 months at the General Shareholders’ Meeting held on May 27, 2003. The General Shareholders’ Meeting held on October 6, 2003 amended the minimum sale price of shares under the share buyback program.

During the year ended December 31, 2003:

■	France Telecom used 95,363,219 existing treasury shares to in exchange for Orange shares under the public exchange offer (see Note 3), in addition to the 170,600,523 new shares issued (see above). This transaction resulted in a gross increase in shareholders’ equity of €9,665 million, less a €5,675 million capital loss, net of a €1,963 million tax impact, i.e. a net increase in consolidated shareholders’ equity of €3,990 million. Further to the public exchange offer, France Telecom no longer holds any of its treasury shares.

During the year ended December 31, 2002:

■	Acquisitions of treasury shares represented 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 of 49.74 million shares representing the remaining shares held by Vodafone for an amount of €4.973 billion and the July 31, 2002 purchase of 2.16 million shares from Company mutual funds (“Fonds Commun de Placement d’Enterprise”) for €49.4 million, as part of the employee share issue (see above).

■	Further to the employee share issue and the Company’s purchase of 2.16 million of its treasury shares (see above), on September 12, 2002 the Board of Directors decided to cancel 2,040,716 shares.

■	No treasury shares were divested during the year.

■	Put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

■	After these transactions, France Telecom had no off balance sheet commitments related to treasury shares.

During the year ended December 31, 2001:

■	Acquisitions of treasury shares represented 64.6 million shares at an average price of €103.37, resulting mainly from two purchases in March 2001 concerning 64.1 million shares from Vodafone for an amount of €6.65 billion.

■	Divestitures of treasury shares amounted to 31.5 million shares at an average price of €56.71, including the contribution to the SITA foundation of 30.9 million shares for the acquisition of Equant (see Note 3). The result of these sales was offset against consolidated reserves for an amount of €1,271 million, net of tax (€778 million).

Dividends

No dividend was distributed for 2002. The total dividend distributed for 2001 amounted to €1,056 million, of which €660 million was distributed in the form of shares (see above). The cash payment was made on July 8, 2002.

Other movements in shareholders’ equity

Other movements in shareholders’ equity in 2003 represented a net reduction of €170 million including a €39 million negative impact resulting from the change in accounting method applicable to electronic directories (see Note 2).

At December 31, 2002, other movements in shareholders’ equity totaled a €780 million reduction, primarily representing:

•	a €320 million write-down of the revaluation provision relating to Wind Infostrada formerly recorded as part of shareholders’ equity (See Note 11)

•	a €243 million reduction representing France Telecom’s share in the revaluation of the assets and liabilities of TP to fair value at April 1, 2002, relating to the first block of TP shares (See Note 3);

•	a €198 million reduction corresponding to the tax on dividends distributed (See Note 7).

Foreign currency translation adjustment

The €3,614 million reduction in shareholders’ equity recorded under “Translation adjustment” at December 31, 2003 primarily concerns Orange PCS (a €2,002 million reduction), TP SA (a €558 million reduction) and the Equant sub-group (a €249 million reduction).

Out of the total €3,614 million reduction, €2,142 million concerns goodwill, including €1,471 million relating to Orange PCS, €310 million to TP SA and €109 million to Equant.

Shareholders’ equity in the single company accounts of France Telecom SA

At December 31, 2003, the shareholders’ equity in the single company accounts of France Telecom SA amount to €23.8 billion after taking into account the loss at December 31, 2003 of €3.1 billion.

Moreover, on May 27, 2003 the General Shareholders’ Meeting decided to allocate €22,776 million of the parent company’s 2002 net loss to additional paid-in capital.

NOTE 26 - NON-REFUNDABLE FUNDS AND EQUIVALENTS

In accordance with the Assignment and Subscription Agreements, the February 25, 2003 Ordinary and Extraordinary Shareholders’ Meeting of France Telecom authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRA), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors (See Note 23.3).

On March 3, 2003, France Telecom issued 430,705 perpetual bonds redeemable for shares of France Telecom (TDIRA) with a nominal value of €14,100 each, for €6,072,940,500 of which €4,820,931,000 was reserved for the banking syndicate and €1,252,009,500 for Nokia and Ericsson.

The TDIRA have an initial interest rate of 7% from their issuance date until December 31, 2009 inclusive and are indexed on Euribor +3% thereafter. These rates could be revised to 6.5% and Euribor 3 months + 2.5% if, among various conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s ratings respectively. Where no dividend payment is voted in the General Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay the payment of the coupon. Such deferred interest will itself accrue interest based on the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full—including the related accrued interest—at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. Such interest costs are expensed on an annual basis in the income statement. Where their payment is deferred, identified interest and/or capitalized interest will be included in liabilities but not in the “non-refundable funds and equivalents” line.

France Telecom’s General Shareholders’ Meeting on May 27, 2003 decided not to pay dividends for the year ended December 31, 2002. France Telecom decided to defer the payment of interest due on the TDIRA for 2003, representing an amount of €253 million at December 31, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010 provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is higher than 125% of the redemption price), using the following conversion ratio: 351.672 shares for one TDIRA with a nominal value of €14,100 (the initial ratio of 300 shares per TDIRA was adjusted in April 2003 to take into account the capital increase which occurred in that month). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the TDIRA redemption rate allocated to the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRA were listed on the Premier Marché (international issuances) of Paris Euronext and the information memorandum was approved with a warning by the Commission des Opérations de Bourse on February 24, 2003 under visa n°03-092. The initial subscribers have agreed not to sell their securities up to the earlier of the date that falls six months after any capital increase carried out by France Telecom through a public offer, on June 30, 2004.

On August 25, 2003 France Telecom and the TDIRA holders agreed to change the conditions applicable to the payment of interest on the TDIRA in order to align them with market conditions following interest rate spread decreases applied to France Telecom since its share capital increase. Following this amendment, the TDIRA bear interest at 5.75% from their issuance date until December 31, 2009 inclusive (instead of 7% as initially agreed) and at Euribor +3% thereafter (unchanged compared to the initial interest conditions as described above). These two rates could be revised to 5.25% (instead of 6.5% as per the initial interest conditions) and Euribor 3 months + 2.5% thereafter (unchanged compared to the initial interest conditions detailed above) if, amongst various conditions, France Telecom’s rating reaches Baal and BBB+ according to Moody’s and Standard & Poor’s ratings respectively. This set of amendments required France Telecom to pay an additional amount of €438 million to TDIRA holders, which was recorded as a non-operating expense in the second half of 2003.

In addition to the change in the interest on the TDIRA, the term of the commitment by the holders not to sell these securities on the market was extended from October 15, 2003 (the initial deadline) to June 30, 2004.

During the second half of 2003, France Telecom bought back 56,297 of the TDIRA. 54,524 TDIRA were bought back from holders of the “Bank Tranche” for an average price equivalent to 99.24% of the nominal value of the bonds excluding accrued interest and 1,773 TDIRA were bought back from holders of the “Supplier Tranche” for an average price equivalent to 99.19% of the nominal value of the bonds excluding accrued interest.

The amount paid out corresponding to the nominal value of the TDIRA bought back totaled €794 million and the income recorded in the income statement amounted to €7 million.

At December 31, 2003 the remaining TDIRA recorded under “Non-refundable funds and equivalents” amounted to €5,279 million.

NOTE 27 - RELATED PARTY TRANSACTIONS

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided at market prices. Subsequent to the separation of France Telecom and the French postal services (La Poste) in 1987, a number of transactions have subsisted, relating particularly to personnel and shared properties.

The transactions and balances summarized below arose in the ordinary course of business between France Telecom and related parties:

Amounts receivable from related parties

(in millions of euros)	As of
Related party	December 31, 2003	December 31, 2002	December 31, 2001
La Poste	56	47	50
Satellite organizations(1)	—	128	92
Sprint(2)	—	—	20
Thomson(3)	26	—	—
Tower Participations SAS	4	—	—

Amounts payable to related parties

(in millions of euros)	As of
Related party	December 31, 2003	December 31, 2002	December 31, 2001
AXA(3)	21	—	—
La Poste	28	36	30
Satellite organizations(1)	—	140	147
Sprint(2)	—	—	10
Thomson(3)	7	—	—
Tower Participations SAS	18	—	—

Material transactions with related parties

(in millions of euros)		As of
Related party	Type of transaction	December 31, 2003	December 31, 2002	December 31, 2001
AXA(3)	Expenses	(29)	-	-
	Income	5	-	-

La Poste	Jointly managed services	56	42	71

Satellite organizations(1)	Expenses	-	(120)	(248)
	Income	-	20	50

Sprint(2)	Expenses	-	-	(7)
	Income	-	-	38

Thomson (3)	Expenses	(13)	-	-
	Income	22	-	-

Tower Participations SAS	Expenses	(55)	-	-
	Income	23	-	-

(1)	The satellite organizations (Eutelsat, Inmarsat and Intelsat) have not been considered as related parties since 2003.
(2)	Sprint has not been considered as a related party since 2002
(3)	From 2003, related parties include companies for which the Chairman of France Telecom’s Board of Directors is a member of the managing bodies. The figures shown for these related parties are estimated.

Moreover, in 2002, specific agreements were reached with MobilCom as part of the freeze of its UMTS activities (see Note 22), NTL as part of its restructuring plan (see Note 12), and Caisse des Dépôts as part of the TDF divestment (see Note 3).

NOTE 28 - CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

28.1 CONTRACTUAL OBLIGATIONS

28.1.1 Contractual obligations reflected on the balance sheet

		Payments due by maturity at December 31, 2003
(in millions of euros)	Note	Total	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	From January 2009

Short-term borrowings	16	1,616	1,616	-	-	-
Long-term borrowings	16	47,827	9,057	12,613	8,116	18,041
- TP SA credit line draw downs(1)	18	1,030	229	403	140	258
- Orange credit line draw downs(2)	18	736	471	166	54	45
- Bonds convertible, exchangeable or redeemable into shares(3)	17	6,838	3,553	3,285	-	-
- Capital leases	See below	355	46	47	81	181

Equant CVR(4)	22	2,077	2,077	-	-	-
Early retirement plan	22	4,570	803	1,806	1,279	682

Total		56,090	13,553	14,419	9,395	18,723

(1)	Amount before swap: €1,065 million.
(2)	Amount before swap: €736 million.
(3)	Maximum amounts assuming no conversion or exchange.
(4)	As part of the Equant acquisition in 2001, France Telecom issued CVRs to certain beneficiaries. This commitment has been provisioned for maximum risk since December 2001 (see Note 22).

28.1.2 Off balance sheet contractual obligations

The following table summarizes off balance sheet contractual obligations, except for the complex commitments described in Note 28.2 and the commitments relating to assets described in Note 28.3.

	Payments due by maturity at December 31, 2003
(in millions of euros)	Note	Total	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	From January 2009

Operating lease	See below	6,766	1,036	1,878	1,730	2,122

Purchase obligations(1)
- Investments re the Polish Treasury (TP Group)	See below	2,626	757	1,344	525	-
- Fixed assets	See below	826	792	27	-	7
- Other goods and services	See below	3,525	1,644	751	446	684
Commitments relating to the public service secondment plan	See below	76	38	38	-	-

Total		13,819	4,267	4,038	2,701	2,813

(1)	Off balance sheet obligations relating to investments in non-consolidated companies are not included in this table (see Note 28.2.1).

■	Commitments related to leases

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2003:

	As of December 31, 2003

(in millions of euros)	Capital leases (1),(2)	Operating leases (3)
2004	57	1,036
2005	34	958
2006	32	920
2007	68	852
2008	28	878
2009 and beyond	206	2,122

Total minimum future lease payments	425	6,766
Less interest payments	(70)	-

Net present value of minimum commitments	355	6,766

(1)	Included in the borrowings set out in note 16.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions (see note 28.3.1).

(3)	Lease payments taking the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003 (see Note 10), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business. Lease payments relating to the real estate divested as part of this program amounted to €290 million in 2003.

Lease payments under operating leases posted to the income statement in 2003 amounted to €1,211 million (€1,096 million in 2002).

■	Commitments related to network construction and operation

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these regulations requires significant investments in future years as part of network development plans in countries where a license was granted. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of valued investment programs. These include:

–	As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (See Note 3), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2003, the remaining amount to be invested by TP Group under this program amounted to €2,626 million (compared to €4,066 million at December 31, 2002).

–	In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator—to provide and install new telephone lines in Ho-Chi-Minh City. The investment initially provided for was US$ 467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$ 178 million. In view of the investments already incurred, the residual amount of the commitment is estimated at approximately US$ 84 million at December 31, 2003.

–	On July 15, 2003, Orange and the two other mobile telephone operators in France signed a National Agreement (Convention Nationale) with the French government under which they undertook to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government’s requirements for coverage of certain low population zones (so called ‘white zones’). An initial deployment phase concerning approximately 1,250 sites is to be completed by the end of 2004. The amount of capital expenditure which is expected to be incurred by each of the three French mobile operators for this phase is currently estimated at approximately €34 million, taking into account the French government’s contribution. The economic terms and conditions of a second deployment phase concerning approximately 1,000 additional sites between 2005 and 2006 will be agreed during the first half of 2004.

■	Commitments relating to purchase and rental of network equipment, terminals and telecommunications lines

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of terminals and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2003 relate to the following:

–	the rental of satellite transmission capacity for different engagements with maturities through 2015, depending on the contract, in an overall amount of €1,103 million.

–	the leasing of circuits by Equant in an amount of €439 million.

–	maintaining submarine cables for which France Telecom has joint ownership or user rights. These commitments amount to an overall estimated €308 million.

–	the outsourcing of certain customer services by Orange in France, in an amount of €104 million.

–	purchases of mobile telephone equipment by Orange, in an amount up to €381 million.

–	purchases of equipment relating to the deployment of Orange’s UMTS networks in France and the United Kingdom, in an amount of €130 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

■	Commitments related to the public service secondment plan

On June 5, 2003, France Telecom signed a group level agreement with union representatives relating to employment and upstream skill-set management. This agreement includes provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. As well as providing for secondment, according to the agreement France Telecom will pay (i) training costs (based on a case-by-case review), (ii) an indemnity—paid at the time of secondment—intended to compensate for the difference between total remuneration received at France Telecom and that received in the new position, where lower, over a period of two years (up to 60% of the former total annual base salary), and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four month’s remuneration. Similar provisions are included for private sector employees moving to the public sector.

Employees choosing secondment under this plan benefit from the provisions decided upon by the French government in decree no. 2003-1038 of October 30, 2003 setting down specific conditions for the secondment of France Telecom civil servants to the public sector. The decree states that where France Telecom civil servants are seconded at their request to any government or public sector establishment or service, none of the provisions in the specific bylaws regulating these establishments or services may prevent said secondment. It also sets down specific induction provisions for seconded civil servants. The decree also enables seconded civil servants to take part in competitive examinations or other procedures for promotions relating to grades and categories within their new position based on their seniority and original grade within France Telecom. It also provides that the secondment of a France Telecom civil servant is not taken into account in the determination of the number of work breaks used to calculate promotion possibilities.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 provides that France Telecom civil servants may be integrated, upon request, into national or local government public sector positions or those in the hospital sector. This integration is subject to a preliminary training period, followed by a specific secondment period. Integration is based on the qualifications of the civil servant concerned irrespective of the normal recruitment rules applicable to the public services accepting the new employees, except those for which a specific title or diploma is required. If the index obtained by the civil servant in the new service is lower than that which he held in his original position, a lump-sum indemnity will be paid by France Telecom. In this case, at the time of his integration, the France Telecom civil servant may request to pay pension contributions based on the salary on which his statutory pension contributions were based in his original position. This option is irrevocable and means that the payment of pension rights will be based on the same salary when the said salary is higher than that stated in the first paragraph of article L15 of the Civil and Military Pension Code. The administrations or organizations accepting these employees also benefit from specific financial and other measures provided by France Telecom. The conditions for the application of these provisions will be set by decrees issued by the Conseil d’Etat.

The impact of the group level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on the career development aspirations of France Telecom employees and therefore on the number of volunteers. It will also depend on the volume and type of positions offered by the various public services and whether those positions are suitable for the profiles of the secondment candidates. The consequences of the agreement will also be subject to the decisions made by the body responsible for the organization of integrations at the end of the secondment period. Finally, the number of effective secondments carried out by volunteer civil servants will also depend on the legal and regulatory provisions applicable and the recruitment policies in place within the various public service organizations.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned may be reliably measured. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

In 2003, 709 employees were seconded to the public sector, of which 544 under the procedure set up by the agreement of June 5, 2003. Payments made amounted to €10 million and a provision of €9 million was recorded at December 31, 2003 to cover the remaining payments for secondment departures at December 31, 2003. If the volume of secondments observed in the second half of 2003 remains consistent through December 31, 2005 (the expiry date for secondments under the June 5, 2003 agreement), and based on the financial measures provided for under the agreement and the costs observed in 2003, the present value of costs to be incurred would amount to approximately €76 million. For the reasons mentioned above, at December 31, 2003 France Telecom was not in a position to accurately measure the impact of this law.

28.2 OTHER OFF BALANCE SHEET COMMITMENTS

28.2.1 Commitments related to investment securities

■	Commitments to acquire or sell securities

(a) As part of the tender offer for, followed by a compulsory purchase of, the outstanding shares in Orange launched on November 20, 2003 (see Note 3), France Telecom undertook to:

–	purchase all Orange shares not tendered to the offer at the price provided for during the offer and at the close thereof. At December 31, 2003, based on the number of Orange shares held by minority shareholders (47.2 million), this commitment amounted to €448 million.

–	purchase all Orange shares issued prior to the closing of the offer upon the exercise of stock options. Based on the stock options outstanding at December 31, 2003 whose exercise period starts at the latest on March 31, 2004—the date on which the offer could be closed if the legal claims to cancel the COB and CMF’s decisions are rejected (see Note 3), this commitment would amount to €669 million.

France Telecom has also announced that, after the close of the offer, it will offer Orange stock option holders and holders of Orange shares obtained upon exercise of stock options after the close of the offer, to enter into a liquidity contract no later than within three months following the publication date of the notice stating the result of the offer. The terms and conditions for the implementation of the liquidity contract are described in Note 25.

(b) As part of agreements between France Telecom and its partners within common subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

–	TP S.A.

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding has held 47.5% of TP SA since October 31, 2001. The Polish government has undertaken that if it sells its TP SA shares as part of a public offer, it will grant a priority right of purchase to the consortium in relation to 10% of TP SA’s capital. At December 31, 2003, the Polish government’s direct stake in TP SA was less than 4%. In addition the shareholders’ agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding; (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its additional investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of a change of control or of violation of Kulczyk Holding’s obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its additional investment of 3.57% until January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid. In addition, under certain conditions (the insolvency of Kulczyk Holding or default on certain of its financial commitments, failure by France Telecom to respect certain financial ratios—see Note 20), the banks which financed the purchase of TP SA shares by Tele-Invest and Tele-Invest II—100% subsidiaries of Kulczyk Holding—can also demand that France Telecom take possession of all the shares which the banks hold as security (or their rights over these shares) at a price equal to the residual amount due under the credit agreement plus interest. This commitment amounted to € 2,155 million at December 31, 2003 and the commitment at term amounts to approximately €2.5 billion.

France Telecom has recorded a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002, increased to €870 million at December 31, 2003 (See Notes 6 and 22).

If the Kulczyk Holding put option had been exercised at December 31, 2003, France Telecom’s interest in TP SA would have increased from 33.93% to 47.50%. The main result would have been in an increase in borrowings of €2.2 billion, an increase in goodwill of €1.6 billion, and a decrease in minority interest of €0.6 billion. The provision of €870 million at December 31, 2003 would then have represented a partial write-down of the additional goodwill recognized on TP SA.

–	Tower Participations

Pursuant to the agreements signed upon the sale of TDF and the acquisition of approximately 36% of the capital of Tower Participations SAS (See Note 3), France Telecom entered into a joint commitment with the other shareholders of the company to subscribe for convertible bonds and to exercise warrants prorata to its interest in the company, if Tower Participations SAS so thinks fit. For France Telecom this represents a maximum commitment of €50 million.

–	Wirtualna Polska/TP Internet

TP Internet, a 100% subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA held by the other shareholders. The exercise price is indexed on the number of unique users of Wirtualna Polska SA up to a maximum of US$66.40 per share. This option can be exercised between June 1, 2005 and June 1, 2006 provided the average number of users is above 3 million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska SA’s site. In 2003, TP Internet increased its stake in Wirtualna Polska SA from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified and it is seeking to enter into negotiations with the minority shareholders to purchase their shares.

TP Internet has also granted a put option over shares of the company Parkiet Media SA held by the other shareholders. As 279,164 shares were purchased by TP Internet in October 2003 , this option only concerns 40,400 shares. It is exercisable for up to 50% of the shares in 2004 and 50% in 2005 at a price indexed on the sales and the net income of Parkiet Media SA for the year preceding the year during which the option is exercised. In 2003 the company had sales of €3 million and net income of €-0.2 million. France Telecom does not consider itself exposed to a significant risk related to this option.

–	Orange Romania

On December 19, 2003, Wirefree Services Belgium (WSB), a wholly owned subsidiary of Orange, entered into a binding share sale and purchase agreement with one of its co-shareholders in Orange Romania S.A., whereby WSB agreed to purchase 51,052,650 ordinary shares of Orange Romania S.A. (representing around 5.45% of its share capital) for a cash amount of US$58.7 million, i.e. around €46 million. The completion of this transaction is subject to conditions precedent, i.e. the written consent of Orange Romania S.A.’s lenders and the notification of Orange Romania S.A. and its shareholders. The closing is expected to take place by April 30, 2004 at the latest. In the event that, within a period of 12 months following the closing date, Orange acquires shares in Orange Romania S.A. from a third-party, for a consideration in cash or tradable shares, and such acquisition price is greater than US$1.15 per share in Orange Romania S.A., Orange would be obliged to pay a price adjustment to the seller equaling to the excess price per share.

–	Orange Dominicana

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable on a quarterly basis between 2003 and 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. In 2003, the company had €90 million in sales and 562,000 subscribers.

(c) France Telecom has agreed with its partners in certain companies to various clauses for the compulsory or optional transfer of shares. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert. France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom’s interests in normal negotiations between the parties in the event of the transfer clauses being applied.

–	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a process of mediation. These options are in general exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2003, the company had €392 million in sales and 2,065,000 subscribers.

–	BITCO (Thailand)

If one shareholder of BITCO claims that one of its co-shareholders has committed a material breach under the terms of the shareholders’ agreement and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to exercise a call option to buy the defaulting party’s shares at 80% of market value or exercise a put option to sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a Thai telecommunication company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present 49% stake to 50% or above.

France Telecom wrote down in full the value of its stake in this company at December 31, 2003 (see Note 11).

–	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2003, amounted to €978 million for 100% of the shares.

–	Sweden

Orange’s co-shareholders in 3G Infrastructure Services AB (“3Gis”), a joint venture formed by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the par value of the shares held by Orange Sverige AB in 3Gis. Following Orange’s decision to withdraw from the Swedish market, Orange’s interests in 3Gis were written down in full at December 31, 2002 (see Note 6). Orange Sverige AB terminated the 3Gis joint-venture agreement as well as all other related contracts (see Note 29), issued formal notice of this decision on May 8, 2003 and entered into an agreement to sell its UMTS license on December 29, 2003 .

–	Denmark

In the event of material default by Orange on its significant obligations under the shareholders’ agreement for Orange Holding A/S, a 67.2%-held Denmark subsidiary, the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or, where the default is notified before July 20, 2002, at a price corresponding to the higher of market value and the initial investment amount plus 15% per year. Minority shareholders notified Orange of such a default before July 20, 2002 and are claiming €127 million in damages, excluding interest (see the description of this dispute in Note 29). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value.

–	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom S.N.C. has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture. The exercise price of the option is based on a contractual price formula and at December 31, 2003 was estimated to amount to some €35 million.

–	Novis/Clix

The shareholders’ agreement of the Portugal-based Clix which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put or call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise period and price determination. Therefore the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure.

Clix’s 2003 sales were €34 million and at December 31, 2003, it had 180,696 subscribers.

The shareholders’ agreement of Novis, which set out similar provisions, expired on December 31, 2003 and France Telecom has notified Sonae that it does not intend to renew the agreement.

–	Noos

France Telecom holds the right to dispose of its Noos shares if Suez sells its stake in Noos (“Tag Along”). Suez may compel France Telecom to sell its shares in Noos if: (i) Suez sells its entire interest or a major part of its interest in Noos, (ii) such a sale involves at least 50% of Noos’s share capital (“Drag Along”). Finally, Suez and Morgan Stanley Dean Witter Capital Partners IV LLC hold a pre-emptive right on these Noos shares (“Right of First Refusal”). The net book value of France Telecom’s stake in Noos was written down in full at December 31, 2003 (see Note 12).

■	Commitments related to sale of investments

The asset and liability warranties generally granted by France Telecom in connection with the sale of investments are described in Note 28.2.2. In exceptional cases, France Telecom has given or received other commitments, the most significant of which are as follows:

–	TDF

As part of the sale of Telediffusion de France (TDF), the shareholders’ agreement concluded between France Telecom, the investment funds and Caisse des Dépôts et Consignations gives control over Tower Participations SAS to the investment funds who have the majority of representatives on the Supervisory Board. In the event of non respect of contractual provisions relating to the composition of the Supervisory Board or majority rules for the general meetings of Tower Participations SAS shareholders are committed to pay a penalty of €400 million to the investment funds on a pro rata basis.

Moreover, the shareholder agreement governs shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Finally, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows:

–	between 0 and 12.5% of internal rate of return (IRR), the gain is shared pro rata to the shareholders’ contribution

–	between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR,

–	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €300 million bearing interest at 7% per annum.

–	Eutelsat

In the context of the Eutelsat divestiture, France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares (see Note 3).

28.2.2 Guarantees

	Commitments due by maturity at December 31, 2003
	Note	Total	Before end of	Between January	Between January	From January
			December 2004	2005 and	2007 and	2009
(in millions of euros)				December 2006	December 2008

Guarantees given to third parties by France Telecom
- as part of operating activities(1)	See below	322	183	36	8	95
- in relation to disposals(2)	See below	2,494	1,315	375	712	92
- as part of the TPSA acquisition(3)	See Note 28.2.1	2,460			2,460
- sale of carry back receivables	See below	1,706	-	-	1,706	-
- “QTE leases”	See below	1,506	-	-	-	1,506

Total		8,488	1,498	411	4,886	1,693

(1)	These concern warranties granted to cover the commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Limited guarantees.

(3)	Guarantees relating to the purchase commitment on Kulczyk shares.

■	Guarantees given in the course of business

The main commitments of France Telecom relating to borrowings are set out in notes 16, 17 and 20.

In the course of its business, the Group grants certain guarantees to third parties (financial institutions, customers, partners and government agencies). These guarantees—which are given to ensure the proper performance of contractual obligations by France Telecom SA or its consolidated subsidiaries in the normal course of their business—do not increase the Group’s commitments unless material minority interests exist in the subsidiaries whose obligations are guaranteed. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is USD 500 million. As indicated in footnote (1), this commitment is not included in the table above.

France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method on an exceptional basis. France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain subsidiaries. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned.

At December 31, 2003, the main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002, i.e. €659 million as at 31 December 2003) granted to TA Orange Company Limited (owned at 99.86% by BITCO). Under this agreement, Orange and one of its co-shareholders in BITCO:

–	have agreed to inject cash in TA Orange Company Limited up to a maximum amount of USD 175 million under limited circumstances (the main one being in the event of a cash shortfall in that company).

–	might incur additional funding commitments towards TA Orange Company Limited in the event of changes in the regulatory environment prevailing in Thailand and if these were combined with a cash shortfall in TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that may be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs already estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry, however uncertainties relating to the timing, nature and economic impact on TA Orange Company Limited of such changes currently exist.

–	have committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

In addition Orange must maintain control of WSB, the wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO should always be, directly or indirectly, more than 40%.

TA Orange Company Limited’ s bridge loan facility (drawn down in an amount of €638 million as at 31 December 2003) matures on March 15, 2004. TA Orange Company Limited has sought the consent of all third-party lenders in order to obtain an extension of the maturity date of the bridge loan from March 15, 2004 to June 30, 2004. In addition, TA Orange Company Limited has entered into negotiations with third-party lenders in order to substitute a long-term credit facility to the existing bridge loan facility. Under the existing sponsor support deed, Orange and one of its co-shareholders in BITCO could be requested, as part of this new financing arrangement and subject to prevailing market conditions, to provide undertakings to third-party lenders on substantially the same terms as those described above. If TA Orange Company Limited was unable to secure a new long term facility or sufficient alternative capital resources or loan facilities by the maturity date of the bridge loan, TA Orange Company Limited would be subject to a cash shortfall that could trigger the sponsors’ commitment (on a joint and several basis) to inject cash in the company up to a maximum amount of USD 175 million, i.e. around €139 million.

Orange has initiated discussions with its co-shareholders in BITCO, with a view to examine the possibility to reduce its current 49% shareholding in BITCO. However, all the existing commitments of Orange under the financing arrangements of TA Orange Company Limited, as described above, remain in place as long as these discussions have not led all concerned parties to enter into a legally binding agreement.

In the event that Orange had to make new contributions in favour of TA Orange Company Limited, Orange’s ability to recover such contributions would depend upon several conditions, and particularly upon the commercial and financial achievements of TA Orange Company Limited.

•	Pursuant to a shareholder support agreement, Orange is required to make a shareholder contribution available to ONE GmbH (previously Connect Austria), a 17.45% owned investment, up to a maximum amount of €68 million. Orange’s obligation under this agreement will be extinguished in 2009.

•	Following the sale of Wind which became effective on July 1, 2003 (see Note 11), all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares) and Enel is committed to release France Telecom from all financial commitments related to its 26.58% stake in Wind (including funding commitments and guarantees) which resulted from these agreements.

■	Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial situation.

The following table sets out the term and limits of the main guarantees granted:

(in millions of euros)		Guarantee ceilings and expiry dates as of Dec. 31, 2003

Asset/investment sold	Beneficiary	Ceiling	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	Beyond January 2009

– TDF	Tower Participations and subsidiaries	645	553			92
– Eutelsat	Eurazeo Blue Birds	462			462
– KPN Orange(1)	KPN Mobile International	399	399
– Casema	Cable Acquisitions	250			250
– Stellat	Eutelsat	180		180
– Real estate	Financial institutions	168		168
– Pramindo Ikat	PT Indonesia	130	130
– France Televisions Entreprises (TPS)	TF1	129	129

(1)	This guarantee was released on February 6, 2004.

■	Sale of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7, France Telecom has accepted a habitual clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

■	QTE Leases

As part of cross-leasing transactions (“QTE leases”) with different third parties, France Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments (see Note 28.1.2). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2003 the guarantee represented €1,506 million.

28.3 ASSETS COVERED BY COMMITMENTS

The table below shows the Company’s capacity to freely use its assets as at December 31, 2003.

	December 31, 2003

(in millions of euros)	Note	Total

Assets held under capital leases	See below	896

Fixed assets pledged or mortgaged(1)	See below	10,844

Collateralized assets	See below	785

Outstanding sold receivables(2)	13	1,722

Total(3)		14,247

Pledged consolidated shares(4)	See below	246

(1)	Value in the consolidated accounts of assets given as securitycapi (including pledged non-consolidated shares).
(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €788 million corresponding to assets of companies whose shares have been pledged (see below).
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

28.3.1 Assets held under capital leases

■	Assets held under capital leases amounted to €896 million at December 31, 2003 including €370 million relating to “in substance defeasance” operations.

■	As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s rental obligations. These funds, which totaled €1,063 million at December 31, 2003 (€1,157 million at December 31, 2002), together with the interest earned thereon, will be used to settle Orange’s rental obligations under the leases.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the table in Note 28.1.2. The operations resulted in a net gain which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s management.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third party liability insurance, to cover the payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency.

28.3.2 Pledges, mortgages and other securities

■	Various fixed and current assets of the France Telecom Group have been pledged or awarded as guarantees, representing an amount of €11,875 million at December 31, 2003.

Out of this total, €10,885 million concerns assets owned by Orange awarded as guarantees to financial institutions in order to guarantee the repayment of bank loans and credit lines, the used portion amounting to €736 million for the France Telecom Group (€927 million for Orange) and totaling €1,812 million for the France Telecom Group (€2,002 million for Orange) at December 31, 2003.

The main pledged assets relate to the following at December 31, 2003:

–	substantially all of Orange Holdings UK’s and its subsidiaries’ fixed assets in an amount of €8,723 million, as well as current assets and cash balances of Orange subsidiaries in the United Kingdom in an amount of €578 million. On February 4, 2004 the security over these assets was released following the cancellation of the related credit facility;

–	real estate owned by Mobistar S.A (Belgium) in an amount of €485 million, in order to guarantee the payment of a credit line which was repaid before December 31, 2003. However this guarantee has not yet been released;

–	all or part of Orange’s consolidated investments in Romania, Egypt, Cameroon, Botswana, the Dominican Republic and Madagascar and its non consolidated investments in Portugal and Sweden (i.e. the interest held by Orange Sverige AB in 3Gis exclusively) ;

–	current assets of the Orange Group in Romania.

■	As part of swaps contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2003 was €910 million (see Note 16.1).

At December 31, 2003, Management considers that, to the best of its current knowledge, there are no existing commitments likely to have a material impact on the current or future financial situation of France Telecom, other than those listed above.

NOTE 29 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, a provision is recorded to provide for the lower end of the range. The amount of the provisions recorded is based on a case by case assessment of the risk level and does not simply depend on the stage of the legal proceedings. However, events arising during the proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, neither France Telecom nor its subsidiaries are parties to any legal or arbitration proceedings (and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties) for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, its activity or its consolidated financial position.

A total of €432 million has been recorded in France Telecom’s accounts by way of provisions to cover the litigation set out below.

Litigation related to competition law

A certain number of claims have been issued by competitors against France Telecom for alleged abuse of dominant position and anti-competitive behavior, particularly in countries where the Group is the historical operator, such as in France or Poland.

With regard to the claims lodged for abuse of dominant position, plaintiffs generally claim all available sanctions under the law, including the termination of anti-competitive practices and fines from the competition authorities, and plaintiffs or other competitors may also claim damages in the proceedings. With regard to competition law, the national and European community antitrust laws provide for fines that can, in theory and in the worst case scenario, amount to as much as 10% of the revenue generated during the period of the violation.

European Commission procedures and requests for information

■	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. France Telecom considers that this procedure will not be continued. In the absence of any formal inquiry proceedings, France Telecom considers that the three-year statutory limitation period should apply, even if the European Commission has not issued a formal decision.

■	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages.

Lyonnaise Cable joined the proceedings as plaintiff in February 1998. In 2000 and 2001, the European Commission requested factual information from France Telecom who provided said information. Since this date, to France Telecom’s knowledge, there have been no further developments with respect to this matter.

■	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo Interactive of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack X-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed Internet access market between March 2001 and October 2002. Wanadoo paid this fine and lodged an appeal against this decision to the European Court on October 2, 2003.

■	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure mainly relates to the financial measures announced by the French State on December 4, 2002. On that date the State announced that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan. The inquiry also covers the French business (“taxe professionnelle”) special tax regime resulting from France Telecom’s historical legal status since 1991. The Commission has not ruled out that the various measures examined gave France Telecom an advantage that constitutes State aid.

France Telecom believes that the participation of the French State, in its capacity as a majority shareholder, in the company’s action plan is consistent with that of an informed private investor and does not include any elements of State aid. The European Commission has appointed an expert whose mission includes valuing any benefits obtained by France Telecom as a result of this transaction.

With respect to the French business tax (“taxe professionnelle”), until last year, France Telecom was historically subject to a special regime. Although the Company is now subject to direct local taxes under the general tax regime, France Telecom believes that the special tax regime to which it was previously subject did not constitute State aid.

The opening of an investigation procedure does not prejudice the final decision of the Commission.

If at the conclusion of the investigation, the Commission concludes that there was State Aid, it could either authorize the aid, subject to certain conditions and obligations, or declare the aid incompatible with the common market and order the reimbursement of the benefit received, if it has already been granted. To date, France Telecom is not aware of the conditions and obligations which could be imposed by the Commission.

The Commission received observations from France Telecom’s competitors which it forwarded to the French government, which in turn provided responses thereto. These observations related to the issues examined as part of the procedure but also to matters relating to other subjects which do not concern the procedure such as regulatory issues, the regime relating to the employment and pensions of civil services, the universal service etc. The Commission sent additional questions to the French government or requests for further details relating to the issues examined as part of the procedure and the other subjects mentioned by France Telecom’s competitors such as the financing of pensions or universal service.

Competition court procedures

■	On November 18, 1998, NumériCâble applied to the French Competition Council (Conseil de la concurrence) concerning the determination of the fee paid to France Telecom for usage of cable networks for broadcasting. NumériCâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision were rejected. The Conseil de la concurrence continued its investigation into the substance of the case in June 2003. No decision is expected in this case before the end of 2004.

■	On November 16, 1999 AOL and Cegetel filed a complaint with the Conseil de la concurrence claiming injunctions relating to promotional offers on Wanadoo’s all inclusive Internet access packages known as “Les integrales”. AOL and Cegetel argued that such offers included predatory prices and a discount for joint purchase, leading to a price dumping effect on the Internet access market. The Conseil de la concurrence rejected AOL and Cegetel’s claim for injunctions and the two companies subsequently withdrew their case. The case was therefore closed by the Conseil de la concurrence in October 2003.

■	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (“ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of services offered. In addition, 9Telecom filed with the Conseil de la concurrence a request for a fine against France Telecom for failure to apply the February 18, 2000 decision. In July 2001, the Conseil de la concurrence resolved to issue a stay on the ruling to allow for an additional inquiry. This additional examination took place through hearings involving France Telecom and Wanadoo Interactive in December 2001. An additional report was issued by the Conseil de la concurrence in June 2003, which concluded that France Telecom had not respected the injunction pronounced on February 18, 2000. France Telecom has filed its response to this report and the Conseil de la concurrence is expected to issue its decision in the first quarter of 2004.

■

T-Online, an Internet subsidiary of Deutsche Telekom, applied to the Conseil de la concurrence in relation to alleged abuse by France Telecom of its dominant positions on the high-speed Internet market. On February 27, 2002, the Conseil de la concurrence suspended the marketing and sale of Wanadoo Interactive’s eXtense (Internet ADSL) packages in France Telecom’s sales outlets until July 4, 2002. This order was upheld by a decision of the Paris Court of Appeal dated April 9, 2002. Under this ruling, the suspension would be lifted if France Telecom provided, and two Internet access providers accepted, an extranet server that would allow for the mass marketing of their own high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had indeed fulfilled its obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions by Liberty Surf.

An investigation is currently underway into the substance of these two cases. On January 20, 2003, the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales outlets. France Telecom is accused of having financially benefited its subsidiary, of having engaged in harmful practices, and having used the information it holds as supplier of fixed line services to promote the marketing of its subsidiary’s services. France Telecom responded in March 2003 to these complaints.

■	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom for restrictive practices and abuse of dominant position. TENOR accuses France Telecom of implementing practices that hinder the rerouting of international calls. Following the first complaint notice dated April 10, 2001, to which France Telecom had responded, a supplementary notice of complaint was sent to France Telecom on June 30, 2003. These complaints are lodged against France Telecom S.A. and Orange, considered as a sole company as defined by competition law, as well as Cegetel, SFR and Bouygues Telecom. In this document, the plaintiff claims that the prices offered to small and large business markets from April 1999 to date for fixed line to mobile calls are lower than the related costs, and protests against the installation of mobile boxes and radio cases which can transform fixed line to mobile calls into mobile-to-mobile calls. France Telecom filed its reply to these claims on September 30, 2003.

■	On September 12, 2003 France Telecom was ordered by the Conseil de la concurrence to pay a fine of €40 million. This order came further to a claim filed by Foneca and Scoot—directory and telephone information companies—that France Telecom had not respected an injunction issued by the Paris Court of Appeal in July 1999 (in the Filetech case) whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner. The Conseil considered that the prices which France Telecom amended in 1999 and 2002 were still not cost-based and that this prevented competition. France Telecom paid the fine and appealed against this decision to the Paris Court of Appeal on October 22, 2003. The decision issued by the Conseil de la concurrence could lead to claims for damages from other operators providing information services.

■	In December 2003, Free and LD Com applied to the Conseil de la concurrence claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of France Telecom’s television offers over telephone lines. The first hearing for this case is scheduled for March 3, 2004.

■	On February 2, 2004 Wanadoo was served notice of an application made by AOL to the Conseil de la concurrence relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and is claiming an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers as well as the related price promotions and advertising campaigns.

■	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities. The European Commission is carrying out an inquiry on international roaming charges, which is mainly focusing on the United Kingdom. However, the Commission has not launched any formal procedure and the inquiry’s timeline remains uncertain. In France, the competition authorities have launched an inquiry on mobile markets. The inquiry is still at a very early stage. In Switzerland, the competition authorities opened an investigation into call termination charges. The investigation is still at an early stage. As highlighted above, these proceedings are generally at an early stage and no assurance can be given as to their outcome.

Civil proceedings

■	On April 16, 1997, a German court of appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

■	Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York federal appeal court definitively rejected the claims of Group/address.

Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was ordered to pay a fine of FRF 10 million and to give access to the directory data at request using a cost based tariff. France Telecom’s appeal to cancel this decision and a further appeal to the High Court have been rejected.

As part of a parallel procedure, on June 13, 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases, and to commission an expert enquiry. This enquiry is still in progress. Group/address is claiming damages of €159.1 million. France Telecom considers that the claims made by Group/address are unfounded.

■	In January 2002, France Telecom and Wanadoo Interactive were summoned before the Nanterre Commercial Court by Mangoosta’s liquidator and a number of that company’s other shareholders. The total claim amounted to some €170 million, which, according to the plaintiffs, represents compensation for losses allegedly suffered by Mangoosta and the other shareholders as a result of France Telecom and Wanadoo abusing their dominant position in the ADSL markets, and reimbursement for the shareholders’ capital investments. Conclusions in response were filed in July 2002 and the plaintiffs have obtained a series of reports since then. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unsubstantiated.

■	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel who accused the Company of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages. By way of a ruling of January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel has appealed against this ruling and has increased the valuation of its total loss to €61.7 million.

On January 7, 2003 France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9 Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its prefix 8, non-compliance with which is subject to a fine of €100 per breach.” . France Telecom was also ordered to pay €7 million in damages to 9 Telecom and has lodged an appeal against the ruling.

Finally, France Telecom was summoned before the court by Télé 2 in relation to the same issue on August 11, 2003. Télé2 claimed €75 million in damages and asked the court to order France Telecom to cease all of the practices of which it was accused and to systematically propose its offers through the prefix 8. Proceedings are currently under way before the Paris Commercial Court and a decision is expected in the first quarter of 2004.

■	On December 10, 2003, France Telecom was given notice that Millenium GmbH—a company controlled by Mr. Schmid-Sindram—intends to apply to the Kiel court to claim damages in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and concerns France Telecom’s relations with MobilCom between 2000 and 2003 under an alleged “domination agreement” (see Note 22.3). Millenium GmbH intends to claim that France Telecom was responsible for losses caused to MobilCom resulting in particular from its commitment in relation to UMTS, its resulting debt and its sudden withdrawal from UMTS. Millenium GmbH claims that it has suffered losses of €40 million.

In addition, on December 15, 2003 France Telecom was informed that Mrs. Schmid-Sindram and Mr. Marek also intend to apply to the Flensburg court for a claim against France Telecom based on substantially the same facts, in their capacity as MobilCom shareholders. The plaintiffs intend to claim compensation for their MobilCom shares based on a price of between €200 and €335 per share.

■	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming damages of approximately €57 million. Although the outcome of this litigation cannot be determined with any certainty at this stage, Wanadoo considers that the claims are unfounded.

Administrative litigation

■	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is unsubstantiated for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. On March 28, 2003 the Administrative Court ruled that it did not have jurisdiction to hear the case and transferred it to the highest French administrative court, the Conseil d’Etat. However, the Conseil d’Etat referred the case back to the Paris Administrative Court on a definitive basis.

■	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state operated roads, and particularly the annual amount of fees paid by the operators for the use of state operated motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has wider consequences and applies to all operators. The annual amount of fees paid by France Telecom based on the rates set by the abolished decree, amounts to approximately €50 million. To France Telecom’s knowledge, a new decree is being prepared by the government. However, at December 31, 2003 it was not possible to determine the financial impact of these new regulations.

International Arbitration

■	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and its competitor in advance of term. The termination took effect on August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and had claimed compensation from them. FTML rejected these allegations in arbitration proceedings at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties—and not only those already lodged with the ICC—will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract under which FTML would operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. The contract was extended several times and will terminate on March 31, 2004 unless a further extension is agreed upon. At the same time, on December 20, 2002, the Lebanese government initiated a procedure to award two mobile telephony licenses or a management contract for the two existing networks. However, this procedure was cancelled by the Lebanese government in 2004 and a new procedure is expected to be launched based on new specifications.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with the UNCITRL arbitration rules, FTML and FTMI valued their claims at May 15, 2003 against the Lebanese government at around US$952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, the arbitrators determining the extension of the BOT contract for frequency pollution reasons. In September 2003 the Lebanese government notified the parties that it was claiming around €1,445 million for breach of the BOT contract.

■	On December 22, 2000, an application for arbitration was made to the International Chamber of Commerce by the minority shareholders of Orange Holding A/S in relation to a dispute with France Telecom, Orange and its wholly-owned subsidiary, Wirefree Services Denmark (WSD). The application was brought in accordance with the Framework Agreement signed in order to transfer to Wanadoo the mass market Internet activities of Orange A/S (wholly owned by Orange Holding A/S). The minority shareholders were claiming damages of €118 million.

The Arbitration decision was issued on March 31, 2003 and France Telecom was ordered to pay the applicants €57.3 million in damages and interest from January 19, 2001 and to pay part of their legal fees. On April 30, 2003, France Telecom met its obligations and paid a total amount of approximately €70.5 million.

■	On July 19, 2003, the minority shareholders in Orange Holding A/S submitted a request for arbitration against Wirefree Services Denmark A/S (“WSD”), the owner of a 67.23% shareholding in Orange Holding A/S, and France Telecom Mobiles International S.A. (“FTMI”), a wholly owned subsidiary of France Telecom, as the sponsor of Orange Holding A/S, alleging that WSD and FTMI were in material breach of their essential obligations under the shareholders’ agreement and associated agreements relating to Orange Holding A/S following publication by the company of an announcement relative to its continued commercialization of fixed line activities. The minority shareholders claim that WSD should comply with their put right and purchase their 32.77% shareholding in Orange Holding A/S at the higher of market value and the initial cost of their investment plus 15% per annum, since they had notified the default before July 20, 2002 (see Note 28). The price claimed for their shares of Orange Holding A/S amounts to DKK 948 million (€127 million as at December 31, 2003) plus a carrying cost of 15% per annum between the capital increase or share purchase and the date of exercise of the put right.

This arbitration proceeding is at a very early stage. Though no assurance can be given as to its outcome, WSD and FTMI consider that there has been no material breach of their obligations under the shareholders’ agreement, hence the conditions allowing the minority shareholders in Orange Holding A/S to validly exercise their put right are not met.

■	Orange Sverige AB terminated the joint venture agreement in 3Gis and all contracts connected thereto (and formally notified this decision on May 8, 2003), including a loan agreements to 3Gis and a guarantee granted by Orange SA, on the grounds that 3Gis will be unable to fulfill its fundamental obligation to roll-out the UMTS infrastructure in Sweden by the end of 2003 in light of the present status of the roll-out and due to significant changes in the market conditions prevailing in Sweden since the initial agreement date.

Consequently, on July 21, 2003, Orange Sverige AB requested the Arbitration Institute in Stockholm to order 3Gis to repay the SEK 525 million (€58 million as at 31 December 2003) shareholder loan, plus interest intended to give 3Gis the means to fulfill its obligations to roll-out the UMTS infrastructure.

On 16 May 2003, 3Gis submitted a request for arbitration against Orange alleging that Orange Sverige AB and Orange S.A. had failed to make certain payments to 3Gis in accordance with the loan agreement and the guarantee granted by Orange S.A. The aggregate sum claimed by 3Gis amounts to SEK 475 million (€52 million as at December 31, 2003) plus interest.

At December 31, 2003 the two proceedings were at a very early stage and no assurance can be given as to the financial consequences of their outcome.

■	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA for an amount of €280 million. The outcome of this procedure cannot be determined at present.

NOTE 30 - DIRECTORS’ COMPENSATION

The aggregate gross amount (excluding employer social security payments) of remuneration and benefits paid by France Telecom SA and the companies it controls to members of the Board of Directors or Executive Committee of France Telecom SA at the end of December 2003, totaled €11,796,634 million.

France Telecom’s Annual General Meeting held on May 27, 2003 decided to set at €250,000 the amount of attendance fees paid to members of the Board of Directors elected by the shareholders for 2003. Directors representing employees or the government do not receive any compensation for their position, but expenses for attendance at Board Meetings are reimbursed.

NOTE 31 - SUBSEQUENT EVENTS

The subsequent events until February 11, 2004 are as follows:

Debt management

–	In January 2004, France Telecom issued bonds in an amount of approximately €2.5 billion in three tranches, with an average maturity of 12.5 years (see notes 17.1 and 20.3).

–	On February 6, 2004, France Telecom notified the holders of 1% bonds with exchange options for STMicroelectronics N.V. shares that it had decided to fully redeem the bonds in advance of term on March 9, 2004 at par and in cash. This will enable France Telecom to obtain increased flexibility in relation to the sale of the underlying shares from that date. Based on the number of bonds outstanding at February 6, 2004, the amount of the redemption totals €1,526 million (including accrued interest).

–	€5 billion of the €10 billion tranche B of France Telecom SA’s syndicated credit line unused at December 31, 2003 was cancelled with effect on February 12, 2004. 364 day renewable credit lines were set up in an amount of €1,800 million (see Notes 18 and 20.3).

–	On February 4, 2004, a credit facility totaling €1,428 million as at 31 December 2003 (drawn down in an amount of €367 million as at that date) was cancelled and the used portion was subject to an early repayment. The related security over Orange’s pledged assets in the United Kingdom and all related covenants were released as of that date (see Notes 18 and 28).

Pramindo Ikat

Pt Telekomunikasi Indonésia Tbk (PT Telekom) has announced its intention to redeem in advance of term in March 2004 the promissory notes issued on the sale of PT Pramindo Ikat Nusontara (Pramindo) in August 2002 (see Note 3) which mature in December 2004. Therefore, the securities of Pramindo will be transferred to PT Telkom on that date and the balance of the capital gain which has not yet been recognized will be recorded during the first half of 2004.

Release of security over the Orange group’s pledged assets

On February 4, 2004, the security over the current assets and cash balances of Orange subsidiaries in the United Kingdom was released (see Note 28.3.2)

NOTE 32 - LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2003

The main changes in consolidation scope in the year ended December 31, 2003 are set out in Notes 3 and 11

Company			Country

France Telecom SA	Parent company		France

Orange Segment

Fully consolidated companies
Company	% interest	% control	Country

Orange SA	99.02	99.02	France
Orange Int. Developments	99.02	100.00	Bahamas
Wirefree Services Belgium	99.02	100.00	Belgium
Mobistar Corporate Solutions	50.29	100.00	Belgium
Mobistar	50.29	50.79	Belgium
Mobistar Affiliates	50.29	100.00	Belgium
Mobinvest	89.12	90.00	Belgium
Orange Botswana	50.50	51.00	Botswana
Orange Cameroun	99.32	100.00	Cameroon
Orange Côte d’Ivoire	84.17	85.00	Ivory Coast
Orange A/S	66.57	100.00	Denmark
Orange Holding A/S	66.57	67.23	Denmark
Orange World Services	99.02	100.00	Denmark
Wirefree Services Denmark	99.02	100.00	Denmark
Orange World	99.02	100.00	USA
Wildfire Communications	99.02	100.00	USA
Orange Ventures 1	99.02	100.00	USA
Orange Services US	99.02	100.00	USA
Inventmobile	100.00	100.00	France
Mobile et Permission	99.02	100.00	France
Orange Caraïbes	99.02	100.00	France
Orange Distribution	99.02	100.00	France
Orange France	99.02	100.00	France
Orange Réunion	99.02	100.00	France
Orange Réunion Invest	99.02	100.00	France
Orange Promotions	99.02	100.00	France
Orange International SAS	99.02	100.00	France
Orange Supports & Consulting	99.02	100.00	France
Rapp 6	99.02	100.00	France
Telsea Investments	60.30	75.50	Mauritius
Orange Madagascar	39.74	65.90	Madagascar
Castle Worldwide Finance	99.02	100.00	Netherlands
Orange Nederland	99.02	100.00	Netherlands
Orange Retail BV	99.02	100.00	Netherlands
Orange International BV	99.02	100.00	Netherlands
Wirefree Services Nederland	99.02	100.00	Netherlands
Orange Dominicana	85.16	86.00	Dominican Republic
Orange Romania	67.15	67.81	Romania
Ananova	99.02	100.00	UK
Orange plc	99.02	100.00	UK
Orange 3G	99.02	100.00	UK
Orange Cellular Services	99.02	100.00	UK
Orange Direct	99.02	100.00	UK

Orange Segment

Fully consolidated companies
Company	% interest	% control	Country
Orange Euromessage Ltd	99.02	100.00	UK
Orange Global	99.02	100.00	UK
Orange Holdings and subsidiaries	99.02	100.00	UK
Orange Holdings (UK)	99.02	100.00	UK
Orange Mobile Data	99.02	100.00	UK
Orange Ocean	99.02	100.00	UK
Orange Overseas Holdings n°2 and subsidiaries	99.02	100.00	UK
Orange Paging (UK)	99.02	100.00	UK
Orange Personal Communications Services	99.02	100.00	UK
Orange Retail Ltd	99.02	100.00	UK
Orange Ventures Management	99.02	100.00	UK
Orangedot	99.02	100.00	UK
The Point Telecommunications	99.02	100.00	UK
Orange Slovensko	63.25	63.88	Slovakia
Orange Sverige	99.02	100.00	Sweden
Orange Communications SA (“OCH”)	99.02	100.00	Switzerland

Proportionally consolidated companies
Company	% interest	% control	Country
Egyptian Company for Mobile Services (ECMS)	36.00	71.25	Egypt
MobiNil Services (MMEA)	35.97	71.25	Egypt
MobiNil for Telecommunications	70.55	71.25	Egypt
MobiNil Invest	36.00	71.25	Egypt
Darty France Télécom	49.51	50.00	France
Rann BV	49.51	50.00	Netherlands

Equity accounted companies
Company	% interest	% control	Country
Newstakes (in liquidation)	24.76	25.00	USA
Bangkok Inter Teletech Company (BITCO)	48.52	49.00	Thailand
TA Orange Company	48.45	48.93	Thailand

Wanadoo segment

Fully consolidated companies
Company	% interest	% control	Country
Wanadoo SA	71.13	71.13	France
Wanadoo International	71.13	100.00	Belgium
Autocity Network	68.53	96.34	Spain
Click Viajes	71.13	100.00	Spain
Wanadoo España (merger of Wanadoo España into eresMas, renamed Wanadoo España	71.13	100.00	Spain
QDQ Media (formerly Indice Multimedia)	71.13	100.00	Spain
Rincon del Vago	64.01	89.99	Spain
eresMas Inc.	71.13	100.00	USA
FIT Production	71.13	100.00	France
Kompass France	71.13	100.00	France
Marcopoly	71.13	100.00	France
Nordnet	71.13	100.00	France
Pages Jaunes	71.13	100.00	France
Wanadoo Data	71.13	100.00	France
Wanadoo E-Merchant	71.13	100.00	France
Wanadoo France (formerly Wanadoo Interactive)	71.13	100.00	France
Wanadoo Maps	71.13	100.00	France
Freeserve Servicos de Internet	71.13	100.00	Madeira
Maroc Connect	71.13	100.00	Morocco
Kompass Nederland	71.13	100.00	Netherlands
Wanadoo Nederland	71.13	100.00	Netherlands
Freeserve holding	71.13	100.00	UK
Icircle (Babyworld.com)	71.13	100.00	UK
Freeserve.com	71.13	100.00	UK
Freeserve Auctions	71.13	100.00	UK
Intracus	71.13	100.00	UK
Freeserve Investment	71.13	100.00	UK
F3B Property Company	71.13	100.00	UK

Equity accounted companies
Company	% interest	% control	Country
Europortal Jumpy	35.57	50.00	Spain
Eurodirectory	35.57	50.00	France

Fixed line, Distribution, Networks, Large customers and Operators segment

Fully consolidated companies
Company	% interest	% control	Country
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
Atlas Services Denmark	100.00	100.00	Denmark
Etrali Spain	100.00	100.00	Spain
Etrali North America	100.00	100.00	USA
FT Corporate Solution	100.00	100.00	USA
FTLD USA	100.00	100.00	USA
FT Participations US	100.00	100.00	USA
FTP Holding	100.00	100.00	USA
Globecast N.A	100.00	100.00	USA
Almerys	64.00	64.00	France
Alwino	100.00	100.00	France
Atrium 3	100.00	100.00	France
ATP Egora	100.00	100.00	France
Axilog	100.00	100.00	France
Cogecom	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Etrali France	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
FT Câble	99.69	99.69	France
FT Câble Atlantique	99.69	100.00	France
FT Capital Development	100.00	100.00	France
France Télécom EGT	100.00	100.00	France
FT Encaissements	99.99	99.99	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC	100.00	100.00	France
FT Terminaux	100.00	100.00	France
FT Transmissions Audiovisuelles	100.00	100.00	France
Francetel	100.00	100.00	France
GIE Innovacom	57.62	57.62	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Intelmatique	100.00	100.00	France
Rapp 10	100.00	100.00	France
Rapp 26	100.00	100.00	France

Fixed line, Distribution, Networks, Large customers and Operators segment

Fully consolidated companies
Company	% interest	% control	Country
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Setib	99.99	99.99	France
Sofrecom	100.00	100.00	France
Solicia	100.00	100.00	France
TD Com	100.00	100.00	France
Telinvest and subsidiaries	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Chamarel Marine Services	100.00	100.00	Mauritius
Etrali SRL	100.00	100.00	Italy
Globecast Italie	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
Global One Communication Network	100.00	100.00	Japan
Régie T Mexico	75.00	75.00	Mexico
FT Network Services Norway	100.00	100.00	Norway
Dutchtone Group	100.00	100.00	Netherlands
FT Services Nederland	100.00	100.00	Netherlands
TFN	100.00	100.00	Netherlands
Glocall	100.00	100.00	Netherlands
Newsforce and subsidiaries	100.00	100.00	Netherlands
FTLD Czech	100.00	100.00	Czech Republic
FT Network Services UK	100.00	100.00	UK
FT Participations UK	100.00	100.00	UK
Etrali UK	100.00	100.00	UK
Globecast N.E	100.00	100.00	UK
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
Globecast Asie	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland

Fixed line, Distribution, Networks, Large customers and Operators segment

Proportionally consolidated companies
Company	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast España S.L.	50.72	50.72	Spain

Equity accounted companies
Company	% interest	% control	Country
CNTP	33.99	33.99	France
Tower Participations SAS and subsidiaries	35.98	35.98	France
Bluebird Participations France	20.00	20.00	France
Equant segment

Fully consolidated companies
Company	% interest	% control	Country
Equant NV and subsidiaries	54.15	54.15	Netherlands
Equant Holdings US and subsidiaries	54.15	100.00	USA
Equant Inc	54.15	100.00	USA
Equant SA and subsidiaries	54.15	100.00	France
Equant Telecommunications	54.15	100.00	France
Gobal One Communications SA	50.90	100.00	France
Equant Network Services International	54.15	100.00	Ireland
Equant Network Systems	54.15	100.00	Ireland
Equant Finance BV and subsidiaries	54.15	100.00	Netherlands
EGN BV and subsidiaries	54.15	100.00	Netherlands
Equant Holdings UK	54.15	100.00	UK
Equant Network Services	54.15	100.00	UK

Equity accounted companies
Company	% interest	% control	Country
Radianz	26.53	49.00	USA

TP Group segment

Fully consolidated companies
Company	% interest	% control	Country
TPSA	33.93	47.50	Poland
Incenti	17.30	51.00	Poland
ORE	33.93	100.00	Poland
OTO Lublin	33.93	100.00	Poland
Parkiet Media	33.74	99.45	Poland
PTK Centertel	56.39	100.00	Poland
TP Ditel	33.93	100.00	Poland
TP Edukacja i Wypoczynek	33.93	100.00	Poland
TP Emitel	33.93	100.00	Poland
TP Internet and subsidiaries	33.93	100.00	Poland
TP Invest and subsidiaries	33.93	100.00	Poland
TP Sircom	33.93	100.00	Poland
TP Teltech	33.93	100.00	Poland
TPSA Finance	33.93	100.00	Poland
TPSA Eurofinance	33.93	100.00	Poland
Wirtualna Polska	27.30	80.46	Poland

Other International segment

Fully consolidated companies
Company	% interest	% control	Country
CI-Telcom	45.90	51.00	Ivory Coast
Catalana	75.00	75.00	Spain
Uni2	100.00	100.00	Spain
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Services	100.00	100.00	France
Rincom	100.00	100.00	Mauritius
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	30.71	72.55	Mali
Voxtel	53.61	54.90	Moldavia
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
FCR Vietnam PTE	74.00	74.00	Vietnam

Proportionally consolidated companies
Company	% interest	% control	Country
Telecom Mauritius	40.00	40.00	Mauritius
Cell Plus	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
JTC	35.20	40.00	Jordan
Mobilecom	35.20	40.00	Jordan

Equity accounted companies
Company	% interest	% control	Country
Intelig	25.00	25.00	Brazil
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

NOTE 33 - SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the euro which was € 0.7938 for each U.S. dollar at December 31, 2003. This rate is the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the euro amounts could have been, or could be, converted to U.S. dollars at that rate on December 31, 2003 or at any other rate.

Computation of operating income before depreciation and amortization

Operating income before depreciation and amortization is computed as the sum of operating income before amortization and depreciation and impairment losses of long-lived assets, and before amortization of actuarial adjustments in the early retirement plan, previously included in “special items, net”. Operating income before depreciation and amortization is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. Operating income before depreciation and amortization may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate operating income before depreciation and amortization identically, the presentation of operating income before depreciation and amortization contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with US GAAP.

NOTE 33A - SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY                      ACCEPTED IN THE UNITED STATES AND FRANCE

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

Stock-based compensation (A)

As noted in Note 23 to these consolidated financial statements, certain France Telecom subsidiaries (Equant, Orange and Wanadoo) have issued various stock-based compensation plans. In addition, France Telecom effected a stock subscription plan which was made available to all eligible employees of France Telecom.

In accordance with French GAAP, France Telecom does not record any compensation charges when stock options are granted. If France Telecom’s subsidiaries issue new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an adjustment to additional paid-in capital. If France Telecom’s subsidiaries repurchase shares on the open market or deliver shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated statement of operations. In 2000, France Telecom recorded a provision for the financing of the Orange SA shares for which France Telecom committed to make available under a Restricted Share Plan (“RSP”) to key employees of Orange plc who are still serving Orange on the first, second, and third anniversary of the acquisition of Orange plc. At December 31, 2003, such provision has been fully reversed.

Under U.S. GAAP, prior to January 1, 2002, France Telecom accounted for those stock-based compensation plans under the recognition and measurement provisions of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based employee compensation cost recorded prior to 2002 was based on the intrinsic value (the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option), and recognized over the vesting period. Compensation cost under the RSP discussed above was also recognized over the vesting period. For the years ended December 31, 2003, 2002 and 2001, compensation expense for the RSP totaled € 30 million, € 37 million, and € 37 million, respectively. As of December 31, 2003 the impact on shareholders’ equity under US GAAP for the compensation charge related to the RSP is nil.

Stock subscription plan

As discussed in Note 25 to these consolidated financial statements, France Telecom effected a stock subscription plan in March of 2003 which was made available to all eligible employees of France Telecom. Due to the preferential terms of the plan in the form of a discounted exercise price relative to the market price at the date of grant, along with the offering of an additional free share of France Telecom stock for every three shares purchased, the plan is considered compensatory under U.S. GAAP. Therefore, France Telecom recognized € 60 million in compensation expense based on the fair value of the shares subscribed. All such compensation expense was recognized immediately upon the date of grant in June 2003. Under French GAAP, no compensation expense or receivable from shareholders was recognized in conjunction with the stock subscription plan. The capital increase was recognized when the shares were issued.

Accelerated vesting

As a result of the acquisition of a majority of the remaining Orange shares (see Note 3 to these financial statements), certain Orange employee share options became immediately vested. Under U.S. GAAP, the accelerated vesting results in the immediate recognition of any unamortized compensation expense related to these options. For the period ended December 31, 2003, total compensation expense recognized for such accelerated vesting totaled € 15 million.

Liquidity Agreement

As discussed in Notes 2 and 23 to these consolidated financial statements, France Telecom intends to offer liquidity agreements that allow certain Orange option holders to exchange their options for shares in France Telecom upon exercise of such options. Under French GAAP, no compensation expense was recognized in conjunction with this agreement.

Under U.S. GAAP, the offer to exchange the options is treated as a modification of the original stock option award. This modification resulted in the recognition of additional compensation cost for the incremental value of the new award over the old award at the modification date. For non-vested Orange options at the date of modification, the related additional compensation expense totaling € 3 million will be amortized over the remaining service period. For fully-vested Orange options, the aggregate incremental fair value of € 1 million was recognized immediately as compensation expense.

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

	For the years ended December 31,

	2003	2002	2001

(millions of euros, except per share data)

Net income (loss), as reported, U.S. GAAP	5,318	(33,556)	(19,278)

Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effect	239	115	37

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards), net of related tax effect	(239)	(115)	(96)

Pro forma net income (loss), U.S. GAAP	5,318	(33,556)	(19,337)

Earnings per share:

Basic – as reported	2.72	(26.70)	(14.86)

Basic – pro forma	2.72	(26.70)	(14.90)

Diluted – as reported	2.57	(26.70)	(14.86)

Diluted – pro forma	2.57	(26.70)	(14.90)

The weighted-average fair values at date of grant for France Telecom’s parent company and subsidiaries common stock options granted during 2003, 2002 and 2001 were € 3.21, € 2.79 and € 3.54, respectively, and were estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied for 2003, 2002, and 2001, respectively: (i) expected volatility rates of 49.6%, 45.2%, and 36.6%, (ii) expected lives of 5.0 years in 2003, and 4.8 years in 2002 and 4.9 years in 2001, (iii) expected dividend yields of 0.0% for 2001 and 2002 and 0.1% for 2003, and (iv) weighted-average risk-free interest rates of 3.18%, 4.25% and 4.70%, for 2003, 2002 and 2001, respectively.

Business combinations

The following describes the differences between French and US GAAP in relation to business combinations.

The accounting for goodwill differs from French to US GAAP for various reasons which include but are not limited to the following: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP the date of the signed agreement, or public announcement, and under French GAAP the date of the closing, (ii) the recognition in purchase accounting under US GAAP of deferred tax liabilities in connection with certain intangible assets such as brand names, trademarks or customers lists, which increases the amount of goodwill under US GAAP, (iii) the inclusion of certain put and call arrangements considered as contingent consideration under French GAAP and recorded as an additional component of purchase price consideration under US GAAP, (iv) the amortization of goodwill which is required under French GAAP but ceased under US GAAP upon adoption of SFAS 142 Goodwill and Other Intangible Assets, and (v) the timing and measurement of goodwill impairment and vi) the accounting for acquired minority interests of consolidated subsidiaries.

France Telecom adopted SFAS 141 Business Combinations which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.

Acquisition of Orange SA minority interest (B)

As discussed in Note 3, following a public exchange offer, France Telecom acquired a majority of the remaining Orange SA (“Orange”) shares not already held by France Telecom. Under French GAAP the fair value of the France Telecom shares exchanged as consideration, totaling € 5.7 billion, for the remaining Orange shares was determined based on the quoted market price of the France Telecom shares on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financières) published the results of the exchange offer. Under US GAAP, the fair value of the France Telecom shares was determined based on the average quoted market price of France Telecom shares for a period three days prior to, and three days subsequent to, the date the acquisition was announced. As a result, under US GAAP, the fair value of the France Telecom common shares exchanged as part of the purchase consideration totaled € 5.9 billion.

Under French GAAP, the acquisition of the remaining Orange shares is not accounted for using the purchase method and the excess of the purchase price over the carrying value of the Orange minority interest is recognized as goodwill. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest in Orange to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. In addition, France Telecom acquired the remaining Orange shares through a series of two purchases: the first being the exchange offer that closed on October 24, 2003 and the second being the cash tender offer that was scheduled to close on December 4, 2003, and has been extended pending a legal ruling by the Paris Court of Appeals.

This document does not constitute an extension of the tender offer for Orange shares into the United States of America or into any other country in which such an offer would be illegal or subject to restrictions (in particular, Canada, Japan, Germany and Italy). The tender offer is not extended into, nor can it be accepted in, and no document related to the offer may be transmitted, directly or indirectly, to the United States or to any of the other countries described above, or to persons residing in the United States or in any of the other countries described above, by mail or by any other means of communication or instrumentality of commerce (in particular, without limitation, transmission by facsimile, telex, telephone or electronic mail) or through any facilities for securities exchange of the United States of America or of any the other countries described above.

Under US GAAP, a specific assessment of goodwill is required for each purchase transaction. However, due to the short period of time between the closing of the exchange offer and the scheduled closing of the cash tender offer, the collective purchase of the Orange shares was considered as a single transaction for purposes of the allocation of the total purchase price to the assets acquired and liabilities assumed, including goodwill.

France Telecom incurred direct costs for outside consultants associated with the business combination, particularly with respect to the issuance of France Telecom shares. Under French GAAP, these fees are not expensed and are offset against additional paid in capital.

Under US GAAP, these fees are considered part of the cost of the business combination. Accordingly, approximately € 33 million of these fees were reclassified from equity and recognized as goodwill.

France Telecom is in the process of determining the fair value of the assets acquired and liabilities assumed, in accordance with SFAS 141. Due to the nature of the transaction and the complexity of valuation of certain identifiable intangible assets, such as the GSM and UMTS licenses, the purchase price allocation has not been finalized.

The following table reflects the unaudited pro-forma results of France Telecom as if the acquisition of the remaining Orange shares had taken place at the beginning of the periods ended December 31, 2002 and 2003 (under French GAAP).

	2003	2002

(million of euros, except per share data)

Pro forma operating income	9,554	6,808

Pro forma net income (loss)	3,335	(21,139)

Pro forma earnings per share – Basic	1,7	(19.5)

Pro forma earnings per share – Basic corrected		(17.1)

Pro forma earnings per share – Diluted	1.5	(19.5)

Pro forma earnings per share – Diluted corrected		(17.1)

Accounting for goodwill—non amortization and impairment (B)

Effective January 1, 2002, France Telecom adopted SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Amortization periods for intangible assets with finite lives are no longer limited to 40 years. Our trade names are considered as indefinite-lived assets, as defined in SFAS 142, and therefore are not subject to amortization beginning in January 2002. Additionally, changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill, combined with the effect of stopping amortization of goodwill as of the date of adoption, resulted in an approximate impact on income from operations of € 2.6 billion (€ 2.3 billion relating to goodwill, and € 0.3 billion relating to other intangibles) before tax, and before impairment of goodwill, for the twelve months ended December 31, 2002.

SFAS 142 requires that goodwill and intangible assets of consolidated entities with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with indefinite lives are required to be tested for impairment by comparing the carrying value of the assets to their fair value. If the carrying value is determined to be in excess of fair value, the asset is considered impaired. Goodwill is tested using a prescribed two-step process following allocation of goodwill to France Telecom’s reporting units. The first step screens for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. The second step is performed by estimating the fair values of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets, to estimate the implied fair value of the reporting unit’s goodwill. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the implied fair value, it is considered impaired.

France Telecom identified the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet, and Wanadoo-Directories. For the purpose of performing its goodwill impairment testing under SFAS 142, France Telecom estimates fair value for Orange and Equant using the quoted market prices adjusted for an appropriate control premium. For Wanadoo-Internet and Wanadoo-Directories, the fair value is based on market comparables. In preparation for the adoption of Statement 142, France Telecom had performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on those tests, no significant impairment was recorded at January 1, 2002 as a cumulative effect of change in accounting principle. Due to the decreasing trends in the reporting units’ stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(16.41) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. There is no further requirement to perform the annual goodwill impairment test for the Equant reporting unit given that all its goodwill under US GAAP has been written-off.

France Telecom performed its annual goodwill impairment tests for the Orange, Wanadoo-Internet, and Wanadoo-Directories reporting units as of November 30, 2002 and 2003. Based on those tests, France Telecom recorded no additional goodwill impairment charges for the year ended December 31, 2003. The application of SFAS 142, subsequent to its first application on January 1, 2002, has resulted in material differences between net income and shareholders’ deficit presented under US GAAP and those presented under French GAAP, according to which France Telecom’s individual and consolidated accounts are prepared as required by French law.

Under French GAAP, and as noted in Note 8 to these consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.9 billion relating to Orange Communications SA which is part of the Orange reporting unit as of December 31, 2002. Given that under US GAAP, the Orange reporting unit goodwill is reviewed for impairment under SFAS 142 which resulted in a €19.7 billion impairment charge recorded during the first half of 2002, France Telecom reversed, for reconciliation purposes to US GAAP, the €0.9 billion goodwill impairment charge recorded under French GAAP.

Under French and US GAAP, also as noted in Note 8 to these consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “Other”.

Under French and US GAAP, also as noted in Note 8 to these financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.2 billion relating to its investment in Mauritius Telecom as of December 31, 2003. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “Other”.

At December 31, 2003, under French GAAP, as indicated in Note 8, France Telecom also recorded goodwill impairment charges totaling approximately € 0.4 billion and € 0.2 billion respectively for Freeserve and QDQ Media. These last two entities belong to the Wanadoo-Internet and Wanadoo-Directories reporting units, respectively, for which step one of goodwill impairment was performed in November 2003 and did not indicate any impairment. Consequently, at December 31, 2003 and for reconciliation purposes to US GAAP, France Telecom reversed the impairment charges (including related tax effects) related to Freeserve and QDQ Media, which were recorded under French GAAP.

The carrying values of goodwill under US GAAP for the reporting units noted above are as follows:

(in billions of euros)	Orange	Equant	Wanadoo- Internet	Wanadoo- Directories	Other	Total

Balance as of January 1, 2002	29.5	1.2	2.7	0.6	1.3	35.3

Goodwill acquired during year	—	—	0.3	—	—	0.3

Impairment losses	(19.7)	(1.1)	—	—	(0.1)	(20.9)

Other	0.2	—	—	—	(0.6)	(0.4)

Currency translation effect on goodwill	(1.7)	(0.1)	(0.1)	—	(0.1)	(2.0)

Balance as of December 31, 2002	8.3	—	2.9	0.6	0.5	12.3

Goodwill acquired during year	1.0	—	—	—	—	1.0

Impairment losses	—	—	—	—	(0.2)	(0.2)

Currency translation effect on goodwill	(0.7)	—	(0.2)	—	—	(0.9)

Balance as of December 31, 2003	8.6	—	2.7	0.6	0.3	12.2

The above goodwill amounts relating to non-euro operations reflect the translation to the euro.

Amortization of intangible assets (C)

Under French GAAP, certain acquired intangible assets such as brand names, trademarks and customer relationships are not amortized.

As mentioned above, under US GAAP, brand names and trademarks with indefinite lives are no longer amortized, beginning on January 1, 2002. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses. Licenses currently in use are amortized over an average life of 15 years, whereas licenses related to networks that are under development (representing approximately 88% of all licenses), are not currently amortized.

The aggregate intangible assets amortization expense for the twelve month periods ended December 31, 2003 and 2002 were € 594 million and € 794 million, respectively.

The estimated intangible assets amortization expense for each of the following 5 years is presented below:

Estimated Annual Amortization Expense:	(€ in millions )

2004	572

2005	314

2006	128

2007	122

2008	119

Excluded from the estimated amortization expense table above, is the future amortization of certain UMTS licenses currently being prepared for use. The carrying amount of these UMTS licenses totaled € 8.1 billion as of December 31, 2003. These licenses have an estimated remaining useful life of between 12 and 19 years as of December 31, 2003, depending on when the licenses expire. The table below summarizes the estimated annual amortization expense for each of the next five years, based on presently anticipated dates for putting the UMTS licenses in use, as of December 31, 2003.

Estimated Amortization Expense:	(€ in millions )

2004	428

2005	465

2006	509

2007	509

2008	509

The following table presents the impact of SFAS 142 on net income (loss) and on earnings (loss) per share had the standard been in effect for the year ended December 31, 2001.

(million of euros, except per share data)	Year ended December 31,

	2003	2002	2001 (1)

Reported net income (loss) as adjusted for US GAAP	5,318	(33,556)	(19,278)

Add back amortization, net of tax:

Goodwill (net of minority interest)	—	—	2,831

Equity method excess basis	—	—	2,394

Trademarks	—	—	178

Workforce	—	—	24

Net income (loss) as adjusted for US GAAP, after amortization add-back	5,318	(33,556)	(13,851)

Basic earnings (loss) per share:

Reported net income (loss), adjusted for US GAAP	2.72	(26.70)	(14.86)

Goodwill (net of minority interest)	—	—	2.18

Equity method excess basis	—	—	1.84

Trademarks	—	—	0.14

Workforce	—	—	0.02

Net income (loss) as adjusted for US GAAP, after amortization add-back	2.72	(26.70)	(10.68)

Diluted earnings (loss) per share:

Reported net income (loss), adjusted for US GAAP	2.57	(26.70)	(14.86)

Goodwill (net of minority interest)	—	—	2.18

Equity method excess basis	—	—	1.84

Trademarks	—	—	0.14

Workforce	—	—	0.02

Net income (loss) as adjusted for US GAAP, after amortization add-back	2.57	(26.70)	(10.68)

(1)	In the column above, Equant’s goodwill impairment totaling €7,940 million recorded in 2001 in accordance with SFAS 121 is not added back.

Step acquisitions of equity method investees (D)

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

Under US GAAP, the settlement of the put and call arrangement is considered as an equity transaction and accordingly, there is no subsequent adjustment to the purchase price of Orange plc.

Orange IPO loss (F)

As required under French GAAP, France Telecom recorded in the second half of 2000 an allowance for the loss which was to be incurred in February 2001 as a result of the initial public offering of Orange.

Under US GAAP, France Telecom incurred a loss in the first half of 2001 as a result of the Orange initial public offering. The loss differs from that recognized under French GAAP due to the higher carrying value of the investment in Orange plc under US GAAP (principally due to the Orange plc acquisition cost difference noted above).

Purchase of additional Orange shares held by E.On

Under French GAAP, upon settlement of the E.On put option on shares of Orange SA in June 2002, France Telecom recorded the additional investment in Orange at the amount of consideration paid to the counterparty.

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

Under US GAAP, the loss on the transaction was recognized on June 29, 2001 at the time the contribution of Global One to Equant as part of the acquisition of Equant was consummated.

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

Equant – CVR and impairment of long-lived assets (I)

Accounting for CVR

Under French GAAP, in the determination of the purchase price, no value is ascribed to the Contingent Value Right (“CVR”) until the CVR is eventually paid. However, given movements in CVR market values in 2001 and early 2002, France Telecom considered that the probable payment of the CVR would not be recoverable based on the value in use of the Equant investment as derived from its business plan and consequently recorded a provision of € 2,077 million at December 31, 2001, representing the maximum payment to be made by France Telecom at maturity (June 2004).

Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed (November 19, 2000) using an option-pricing model. Any subsequent changes to the value of the CVR are reflected in earnings. France Telecom reversed the provision noted above under French GAAP since the CVR’s changes in value since November 19, 2000 have been reflected in earnings. An additional € 173 million charge related to changes in the value of the CVR was recognized under US GAAP for the year ended December 31, 2003.

Accounting for long-lived assets

Under French GAAP, as of December 31, 2001 France Telecom reviewed the recoverability of long-lived assets of Equant in accordance with the method described in Note 2 to these consolidated financial statements. That review did not cause an impairment on tangible and intangible assets to be recorded under French GAAP. As of December 31, 2001, considering the difference between the net book value of Equant’s long-lived assets which was materially higher under US GAAP than under French GAAP, mainly due to the amount attributable to the CVRs and the higher value for the France Telecom shares contributed to SITA, an impairment review of Equant long-lived assets had been carried out in accordance with US GAAP. That review resulted in an impairment write-down based on Equant’s market value at December 31, 2001 amounting to € 7,940 million.

Under French GAAP, and as discussed in Note 8 to these consolidated financial statements, France Telecom recorded impairment charges as of December 31, 2002 for the write-down of goodwill and other long-lived assets totaling € 4,244 million relating to its investment in Equant. Given that under US GAAP, Equant’s long-lived assets had been written down in 2001, for reconciliation purposes to US GAAP, France Telecom reversed the € 4,244 million impairment charge recorded under French GAAP.

Sale of TDF (J)

Under French GAAP, as described in Note 3 to these consolidated financial statements, a € 486 million pre-tax gain was recognized to the extent of the 63.8% ownership interest in TDF disposed of during 2002. 36.2% of the total gain on the sale of TDF was deferred, as a result of the simultaneous investment by France Telecom in Tower Participation SAS, TDF’s new parent company.

Under US GAAP, a pre-tax gain of € 495 million was recognized representing the portion of the gain related to third parties, whereas to the extent of the sale to CDC, a party under common control with France Telecom, a € 350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value.

Investment in NTL (K)

Under French GAAP, France Telecom’s investment in NTL ordinary shares, preferred shares and convertible notes had been written down to zero by additional provisions recorded in 2002 amounting to € 1.7 billion.

Under US GAAP, France Telecom’s investment in NTL’s common shares was carried under the equity method. As of December 31, 2001, given the amount of NTL’s accumulated net losses, all NTL common shares, convertible notes, and preferred shares held by France Telecom and by financial institutions (which were parties to put and call options with France Telecom) had been fully provided for in 2001, in order of seniority by the excess equity losses incurred. Consequently, given that no additional obligations existed, no additional losses were required to be recorded in 2002 under US GAAP relating to the NTL investment, and the € 1.7 billion provision recorded under French GAAP, as noted above, was reversed for US GAAP purposes. As a result, no resulting reconciling item remained in the reconciliation of shareholders’ equity to US GAAP as of December 31, 2002.

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

The adoption of SFAS 133 on January 1, 2001, resulted in a cumulative reduction to income before tax of € 46 million (resulting in an increase to income of € 23 million after tax) and a cumulative reduction of OCI before tax of € 164 million (€ 160 million after tax). The reduction of earnings before tax was mostly attributable to derivatives embedded in certain debt instruments and to losses related to derivative instruments not designated as hedging instruments. The reduction of OCI was mostly attributable to cash flow hedges of forecasted issuance of fixed rate debt and to swap contracts used to hedge variable-rate borrowings.

Since a €70 million unrealized loss related to available-for-sale securities hedges was recorded in OCI prior to the adoption of SFAS 133, total accumulated OCI is comprised of accumulated losses before tax in the amount of € 234 million as of January 1, 2001.

For the year ended December 31, 2001, excluding the transition adjustment noted above, France Telecom recorded a profit before tax of € 141 million (€ 60 million after tax) pursuant to the provisions of SFAS 133, comprising:

■	€ 29 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. Those instruments, designated under French GAAP as foreign currency hedges of certain investments held by France Telecom, do not qualify as hedges under the provisions of SFAS 133;

■	€ 74 million profit which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of the ineffectiveness of certain derivative instruments designated as hedges under SFAS 133; and

■	€ 38 million profit including the fair value of the put and call options held by E.On on Orange shares (102.7 million shares).

For the year ended December 31, 2002, France Telecom recorded a profit before tax of € 179 million (€40 million after tax) pursuant to the provisions of SFAS 133, comprising:

■	€ 65 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. Those instruments, designated under French GAAP as foreign currency hedges of certain investments held by France Telecom, do not qualify as hedges under the provisions of SFAS 133;

■	€ 511 million gain which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133; and

■	€ 397 million loss from settlement of the put and call options held by E.On on Orange shares (102.7 million shares).

For the year ended December 31, 2003, France Telecom recorded a loss before tax of € 203 million ( € 124 million after tax) pursuant to the provisions of SFAS 133, which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133.

For the years ended December 31, 2001, excluding the transition adjustment noted above, December 31, 2002, and December 31 2003 France Telecom recorded an increase in OCI of € 105 million (€69 million after tax), a decrease in OCI of €12 million (€11 million after tax, and an increase in OCI of € 66 million (€ 44 million after tax) respectively, comprising of changes in fair values of instruments designated as cash flow hedges and the impact of reallocating certain foreign currency hedges.

As of December 31, 2003, 2002 and 2001, total accumulated OCI comprising of accumulated losses before tax relating to derivative instruments on hedging activities amounted to € 74 million, € 141 million and € 129 million respectively (€ 49 million, € 93 million and € 82 million accumulated losses after tax, respectively). France Telecom estimates that € 19 million of net derivative losses included in OCI as of December 31, 2003 will be reclassified into earnings within the next twelve months.

As of December 31, 2003, 2002, and 2001 derivative instruments recorded as assets at fair value totaled € 224 million, € 433 million and € 1,112 million, respectively, while derivative instruments recorded as liabilities at fair value totaled € 1,481 million, € 1,844 million, and €1,410 respectively.

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

Under US GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). Substantially all of France Telecom’s investments in marketable securities are classified as available-for-sale whereby unrealized gains and losses are excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income and cannot be reversed until the security is disposed of. The remainder of France Telecom’s marketable securities belong to the first category, trading securities, which are recorded at market value, and adjustments to market value are recorded immediately in earnings. Valuations for publicly traded marketable securities and investment securities must be conducted by comparison with the market value as of the reporting period end. France Telecom has no held-to-maturity securities.

Investment in Wind Infostrada (N)

As noted in Notes 6 and 11 to these consolidated financial statements, a provision of € 1,324 million relating to France Telecom’ss investment in Wind Infostrada was recorded in income under French GAAP as of December 31, 2002. Under US GAAP given that the carrying value of the investment in Wind Infostrada was higher than under French GAAP, an additional € 61 million impairment charge was recorded for US GAAP purposes.

As of December 31, 2003, a reversal of provision of € 270 million relating to its investment in Wind Infostrada was recorded through income under French GAAP. Under US GAAP, this reversal of provision was decreased by € 26 million.

As described in Note 3 to these consolidated financial statements, France Telecom’s investment in Wind Infostrada was sold as of July 1, 2003. Given that the carrying value of Wind Infostrada was adjusted under US GAAP to the one calculated for French GAAP purpose, there is no further difference between French and US GAAP regarding the net financial impact of the sale of this investment.

Transfers of financial assets

Sale of carryback (O)

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

Under US GAAP, such deposits and lease obligations are shown as individual assets and liabilities on the consolidated balance sheet.

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

Sale and leaseback of real estate (P)

Under French GAAP, as described in Note 10 to these consolidated financial statements, sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) have been reflected as disposals with a related net gain recorded as of December 31, 2001.

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

In June 2002, as noted in Note 10 of these financial statements, a second set of sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) was initiated and effected during 2003. Under French GAAP, such sales and leasebacks were reflected as disposals with a related net gain of € 31 million recognized for the year ended December 31, 2003.

Under US GAAP, those assets qualifying for sale-leaseback accounting (mainly office buildings) have been recorded as sales during 2003 with the resulting gains being deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

Capitalization of interest costs – mobile telecommunication licenses (Q)

Under French GAAP, interest costs incurred in connection with mobile telecommunication licenses such as UMTS licenses are expensed as incurred by France Telecom.

Under US GAAP, these interest costs are capitalized along with the interest costs related to other capital expenditures incurred in order for telecommunications networks to be ready for their intended use.

Adjustments relating to the 1996 quasi-reorganization and change of status (R)

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

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital. Differences remaining related to the net assets recognized under French GAAP and US GAAP continue to be reflected as a reconciling item on the reconciliation of shareholders’ equity.

Accounting for perpetual bonds mandatorily redeemable in shares of France Telecom (TDIRA)

Under French GAAP, the TDIRA, issued on March 3, 2003, is reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders is recorded through the income statement. See Note 26 to the Consolidated Financial Statements.

Under US GAAP, the TDIRA is reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders is recorded as interest expense through the income statement. The non-detachable conversion feature embedded in the TDIRA is reflected if it becomes beneficial based on its intrinsic value as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it is amortized immediately as interest expense.

Repackaging of TDIRA (S)

In addition, under French GAAP, the repackaging of the TDIRAs, as discussed in Note 26, resulted in recognition of a loss of € 438 million for amounts paid by France Telecom to the holders of the TDIRAs.

Under US GAAP, the terms of the repackaged TDIRA are not considered substantially different than those of the original instrument. Accordingly, the loss recognized under French GAAP was reversed and the € 438 million fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRA and is amortized to interest expense over a period of seven years using the effective interest rate method.

As indicated in Note 26 to these consolidated financial statements, France Telecom repurchased during the second half of the year 56,297 TDIRA. Under US GAAP, the corresponding additional carrying amount (as described above), related to the repurchased TDIRA was immediately recognized as interest expense in the statement of income.

Temporary equity (T)

France Telecom shares held by Mannesmann-Vodafone were subject to put and call options, which were later replaced with repurchase agreements (see Note E). In addition, Deutsche Telekom held a put option on France Telecom shares requiring France Telecom to purchase back its own shares.

Under French GAAP, France Telecom shares issued are reflected in shareholders’ equity, and the off-balance sheet engagements disclosed in the footnotes. Under US GAAP, the amount at which the remaining shares are to be repurchased by France Telecom is presented separately from shareholders’ equity as temporary equity.

As of December 31, 2002 and 2003 there were no amounts classified as temporary equity, given that all agreements had been settled.

Deferred taxes (U)

For French GAAP purposes, deferred tax assets related to the France Telecom SA tax group in France have been recognized considering expected future taxable income over the next eight years. Additionally, consistent with French GAAP, France Telecom recorded deferred tax balances on a present value basis.

Under US GAAP, deferred taxes are recorded on an undiscounted basis. As a result, the related allowance has been reversed. Further, considering their specific timing of reversal and in compliance with U.S. practice, certain deferred tax assets were provided for.

In addition, under US GAAP, in connection with the acquisition of the remaining minority interest in Orange, certain previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Such release of approximately € 2.4 billion was recognized as a reduction of goodwill.

Earnings per share (V)

Under French GAAP, when computing earnings per share (EPS), stock dividends are treated on a pro rata basis similarly to capital increases.

Under US GAAP, the stock dividend issued in June 2002 is fully included in the computation of basic and diluted earnings (loss) per share. The basic and diluted earnings (loss) per share for the prior periods presented have to be adjusted to reflect the effect of the stock dividend. In addition, as discussed in Note 25 to these consolidated financial statements, the rights issue whose exercise price at issuance was less than the market value of France Telecom’ common stock contained a bonus element similar to a stock dividend. Accordingly, basic and diluted earnings (loss) per share for prior periods have been adjusted retroactively to reflect such bonus element.

Diluted earnings per share is also adjusted to reflect the exercise of less than 100% owned consolidated subsidiary stock options, so long as such exercise is not anti-dilutive. Dilutive earnings per share also reflects the dilutive effect of any debt convertible into shares of France Telecom common stock, including the dilutive effect of the liquidity agreement.

Below is a reconciliation of basic and diluted earnings per share under U.S. GAAP :

	For the year ended

	December 31, 2003			December 31, 2002			December 31, 2001

(millions, except per share amounts)	Net income (loss)	Weighted average shares outstanding	Earnings per share	Net income (loss)	Weighted average shares outstanding	Earnings per share	Net income (loss)	Weighted average shares outstanding	Earnings per share

	Numerator	Denominator		Numerator	Denominator		Numerator	Denominator

Basic EPS	5.318	1.955	2.72	(33.556)	1.257	(26.70)	(19.278)	1,297	(14.86)

Effect of dilutive securities	dilutive	dilutive		anti dilutive	anti dilutive		anti dilutive	anti dilutive

Diluted EPS	5.611	2.186	2.57	(33.556)	1.257	(26.70)	(19.278)	1,297	(14.86)

Consolidation methods

The principles covering the scope of consolidation under French GAAP are set forth in Note 2 to the consolidated financial statements. Under this policy, companies in which France Telecom and other shareholders have agreed to exercise joint control over significant financial operating policies are accounted for using the proportionate consolidation method.

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, or companies that are controlled, based on voting or other rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom is deemed to exercise significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method or cost method under French GAAP, are included in the consolidated financial statements using the equity method.

This difference in accounting policy has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for French GAAP.

Telecom Argentina

Telecom Argentina was the most significant investment accounted for under the proportionate method. As discussed in Note 11 to these consolidated financial statements, beginning on December 21, 2001 France Telecom ceased accounting for its investment in Telecom Argentina under the proportionate consolidation method and started accounting for it under the equity method. As discussed in Note 3, France Telecom sold a majority of its interest in Telecom Argentina during 2003. Accordingly, as of December 19, 2003, France Telecom could no longer exercise significant influence and therefore ceased accounting for its investment in Telecom Argentina using the equity method. The approximate effects from using the proportionate method on the reported consolidated income and cash flows statements for the year ended December 31, 2001 is presented below

(in million of euros)	2001

Statement of income data

Sales of services and products	1,792

Operating income	178

Financial charges	(126)

Net income (loss) before minority interest	(197)

France Telecom’s share of net income (loss )	(204)

Statement of cash flows data

Cash flows provided by operating activities	235

Cash flows used in investing activities	(252)

Cash flows used in financing activities	(16)

For the year ended December 31, 2003, the approximate effects on the consolidated financial statements from applying the proportionate consolidation method of accounting to other investments that would be accounted for under the equity method under US GAAP, have resulted in an impact on the French GAAP consolidated assets of € 1,017 million (or 1.0%), operating income of € 173 million (or 1.8%), and on operating cashflows of € 285 million (or 2.5%).

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

	As of

(in million of euros)	December 31, 2003	December 31, 2002

Balance sheet data

Current assets	1,202	1,102

Long-term assets	8,998	10,810

Current liabilities	1,689	1,720

Long-term liabilities	2,774	3,550

Net assets	5,737	6,642

France Telecom’s share of net assets (including equity method excess basis)	3,193	3,806

Statement of income data	For the year ended December 31, 2003	For the period from April 1, 2002 to December 31, 2002

Sales of services and products	4,158	3,471

Operating income	890	647

Financial charges	(282)	(236)

Net income before minority interest	149	129

France Telecom’s share of net income (including equity method excess basis)	94	(24)

Statement of cash flows data

Cash flows provided by operating activities	1,531	1,080

Cash flows used in investing activities	(883)	(808)

Cash flows used in financing activities	(376)	(89)

The quoted market value of France Telecom’s investment in TP Group was approximately € 1.5 billion as of December 31, 2003.

Reconciliation of net income and comprehensive income to US GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from French to US GAAP and in the components of shareholders’ equity for US GAAP purposes. The following is a reconciliation of net income (loss) as reported in the consolidated statements of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the years ended December 31, 2001, 2002 and 2003:

		Year ended December 31,

		2003	2003	2002	2001

(million of euros, except per share data)		$	€	€	€

	Notes

Net income (loss) as reported in the consolidated statement of income		4,039	3,206	(20,736)	(8,280)

Adjustments to conform to US GAAP

Stock-based compensation and Orange RSP	A	(225)	(179)	(151)	(37)

Compensation expense related to stock subscription	A	(76)	(60)	—	—

Impairment of goodwill	B	(195)	(155)	(20,034)	—

Amortization of goodwill	B	2,537	2,014	2,268	(114)

Amortization of intangible assets	C	(668)	(530)	(655)	(894)

Step acquisitions	D	—	—	—	205

Orange IPO loss	F	—	—	—	(2,339)

Sale of a partial interest in Global One	G	—	—	—	(634)

Acquisition of Freeserve	H	—	—	—	265

Equant – CVR and impairment of long-lived assets	I	(218)	(173)	4,008	(6,231)

Sale of TDF	J	—	—	9	—

Investment in NTL	K	—	—	1,648	(2,446)

Derivative instruments and hedging activities	L	(258)	(203)	179	95

Valuation of marketable securities and investment securities	M	62	49	—	(26)

Investment in Wind	N	(33)	(26)	(61)	—

Sale of carry back	O	(101)	(80)	(74)	346

Sale and leaseback of real estate	P	15	12	63	(695)

Capitalization of interests – mobile telecommunication licenses	Q	486	386	282	262

Adjustments relating to the 1996 quasi reorganization and change of status	R	136	108	347	122

Repackaging of TDIRAs	S	452	359	—	—

Other		(19)	(15)	—	9

Deferred taxes (including effect on the above adjustments)	U	763	605	(649)	1,114

Net income (loss) as adjusted for US GAAP		6,699	5,318	(33,556)	(19,278)

Earnings (loss) per share as adjusted for US GAAP

— Basic	V	3,43	2.72	(26.70)	(14.86)

— Diluted	V	3,23	2.57	(26.70)	(14.86)

Net income (loss) as adjusted for US GAAP		6,699	5,318	(33,556)	(19,278)

		Year ended December 31,

		2003	2003	2002	2001

(million of euros, except per share data)		$	€	€	€

	Notes

Other Comprehensive Income

Unrealized gains (losses) on securities (net of related taxes)		23	18	(835)	(267)

Reclassification adjustment for gains realized in income (net of related taxes)				(420)	(210)

Unrealized losses on derivative instruments and hedging activities (net of related taxes)		55	44	(11)	(91)

Minimum pension liability adjustment (net of related taxes)		(1)	(1)	(7)	—

Foreign currency translation adjustment (net of related taxes)		(3,521)	(2,795)	(3,925)	1,689

Comprehensive income (loss)		3,255	2,584	(38,754)	(18,157)

Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered as operating expenses under US GAAP. The reclassification of these expenses which include employee profit sharing, the effect of discounting the early retirement liability, restructuring provisions and write-down of investments, as well as the amortization and impairment of goodwill, would have reduced operating income under US GAAP. In addition, certain US GAAP adjustments such as the impairment of goodwill and other long-lived assets, the amortization of other intangible assets, the accounting for stock-based compensation, and the carving out of the TP Group as a consolidated subsidiary under French GAAP for presentation as an equity investment under US GAAP, would have impacted operating income under US GAAP.

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Year ended December 31,

	2003	2002	2001

(million of euro)

Operating income as reported in the consolidated statement of income	9,554	6,808	5,200

Reclassifications and adjustments to conform to US GAAP

Goodwill impairment	(463)	(21,129)	—

Goodwill amortization – amortization of intangible assets	(479)	(598)	(3,088)

Long-lived assets impairment	—	—	(9,406)

Employee profit sharing	(117)	(148)	(131)

Discount of early retirement liability	(199)	(216)	(229)

Stock-based compensation	(239)	(151)	—

Consolidation of TP Group under French GAAP	(879)	(647)	—

Restructuring charges (classified as non-operating under French GAAP)	(305)	(540)	—

Provision for investments	(116)	(904)	—

Other US GAAP reclassifications and adjustments	79	(11)	(373)

Operating income (loss) under US GAAP	6,836	(17,536)	(8,027)

Under US GAAP, and for the year ended December 31, 2002, the loss provision relating to the Mobilcom settlement for € 7.3 billion, as discussed in Note 22 to these consolidated financial statements, would have been included as part of “Equity in net income of affiliates” in the US GAAP consolidated statement of income.

Major assets and liabilities under US GAAP

As a result of the impacts of the quasi-reorganization in 1996, the equity accounting of TP Group, and other US GAAP adjustments described above, the major assets and liabilities captions which differ under US GAAP from those reported in the consolidated balance sheets at December 31, 2002 and 2003 are summarized as follows:

	December 31, 2003		December 31, 2002

	As Reported	US GAAP	As reported	As reported

(million of euros)

Assets

Goodwill, net	25,838	12,183	27,675	12,276

Other intangible assets	16,554	13,845	18,411	15,336

Property, plant and equipment	30,635	26,033	36,268	30,232

Investment securities	1,045	784	1,418	1,393

Net deferred tax assets (current and long term)	8,892	8,989	3,920	116

Liabilities

Bank overdrafts and other short term borrowings	1,570	1,497	10,490	10,278

Long-term debt (including current portion)	47,821	52,499	60,393	59,790

Net indefeasible rights of use (IRUs) totaling € 215 million and € 175 million as of December 31, 2002 and 2003, respectively, classified under French GAAP as intangible assets, have been reclassified as tangible assets in the US GAAP balance sheets presented above.

As of December 31, 2002 and 2003, the impact of consolidating the TP Group under French GAAP has been eliminated in the US GAAP column above to reflect the TP Group as an equity investment accounted for under APB18.

As described previously, the TDIRAs are classified as long-term debt under US GAAP. The carrying amount under US GAAP of these financial instruments totaled € 4,921 million as of December 31, 2003, including the net impact of the repackaging of TDIRA (see (S)).

Major cash flow items under US GAAP

The following table discloses significant differences in cash flow line items from French GAAP to US GAAP for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2003		2002		2001
	As reported	US GAAP	As reported	US GAAP	As reported	US GAAP

(million of euros)

Net cash provided by operating activities	11,322	10,536	11,839	9,966	7,076	7,055

Net cash used in investing activities	(3,737)	(3,245)	(11,514)	(5,259)	(10,824)	(4,004)

Net cash provided by (used in) financing activities	(6,868)	(6,845)	(194)	(4,759)	4,726	(2,071)

Effect of changes in exchange rates on cash and cash equivalents	(186)	(136)	(255)	(237)	(75)	(77)

Cash and cash equivalents at beginning of period	2,819	2,654	2,943	2,943	2,040	2,040

Cash and cash equivalents at end of period	3,350	2,963	2,819	2,654	2,943	2,943

The major differences noted in the above consolidated cash flow statements for the year ended December 31, 2001 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for € 8,807 million from investing to financing activities under US GAAP.

The major differences noted in the above consolidated cash flow statements for the year ended December 31, 2002 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for € 4,974 million from investing to financing activities under US GAAP. In addition, approximately € 1,111 million in cash provided by the sale of investments, was reclassified from operating to investing activities under US GAAP. As of December 31, 2002, the impact of consolidating the TP Group under French GAAP has been eliminated in the US GAAP column above to reflect the TP Group as an equity investment accounted for under APB 18.

For the year ended December 31, 2003, there is no major difference noted in the above consolidated statements of cash flows except the impact of the consolidation under equity of TP for US GAAP purposes.

Reconciliation of shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity (deficit) as reported in the consolidated balance sheet as adjusted for the approximate effects of the application of US GAAP as of December 31, 2001, 2002 and 2003:

		At December 31,

			2003		2003		2002		2001

(In millions)		$		€		€		€

	Notes

Shareholders’ equity (deficit) as reported in the consolidated balance sheet			15,150		12,026		(9,951)		21,087

Adjustments to conform to US GAAP

Stock-based compensation and Orange RSP cost	A		—		—		30		67

Compensation expense related to stock subscription	A		—		—		—		—

Impairment of goodwill	B		(23,361)		(18,544)		(19,983)		—

Amortization of goodwill	B		4,728		3,753		1,957		(209)

Acquisition of Orange minority interest	B		413		328		—		—

Amortization of intangible assets	C		(2,604)		(2,067)		(1,700)		(1,172)

Step acquisitions	D		115		91		109		(320)

Adjustment on Orange plc acquisition cost	E		3,998		3,174		3,439		3,649

Acquisition of Freeserve	H		304		241		261		265

Equant – CVR and impairment of long-lived assets	I		(71)		(56)		345		(4,618)

Sale of TDF	J		394		313		313		—

Investment in NTL	K				—		—		(1,737)

Derivative instruments and hedging activities	L		(156)		(124)		38		(289)

Valuation of marketable securities and investment securities	M		79		63		(9)		1,734

Investment in Wind*	N		(110)		(87)		(61)		—

Sale of carry back	O		241		191		272		346

Sale and leaseback of real estate	P		(671)		(533)		(547)		(695)

Capitalization of interests — mobile telecommunication licenses	Q		1,258		999		653		417

Adjustments relating to the 1996 quasi reorganization and change of status	R		(229)		(182)		(289)		(637)

Repackaging of TDIRAs	S		452		359		—		—

France Telecom shares issued to Mannesmann-Vodafone	T		—		—		—		(4,974)

France Telecom shares owned by Deutsche Telekom	T		—		—		—		(920)

Other			(151)		(120)		(6)		—

Deferred taxes (including effect on the above adjustments)	U		(368)		(292)		(1,622)		(583)

Shareholders’ equity (deficit) as adjusted for US GAAP			(588)		(467)		(26,751)		11,411

* This line only includes the difference between French GAAP and US GAAP for the carrying value in Wind Infostrada. The net impact to equity for all the adjustments related to the sale of Wind is nil as of December 31, 2003.

Currency translation effects between French and US GAAP are included in the individual reconciliation line items above.

The components of shareholders’ equity for US GAAP purposes as of December 31, 2003, 2002 and 2001 are as follows:

	At December 31,

	2003	2002	2001

(million of euros)

Share capital	9,609	4,761	4,615

Additional paid-in capital	36,412	27,537	26,586

Retained earnings	(41,079)	(46,397)	(11,417)

Own shares including those bought back from Vodafone	—	(9,977)	(5,002)

France Telecom shares issued to Mannesmann-Vodafone	—	—	(4,974)

France Telecom shares owned by Deutsche Telekom	—	—	(920)

Accumulated Other Comprehensive Income

Unrealized gains on securities:

Net unrealized gains, net of related taxes	18	—	1,255

Unrealized gains and losses on cash flow hedges, net of related taxes	(49)	(93)	(82)

Minimum pension liability adjustment, net of related taxes	(8)	(7)	—

Foreign currency translation adjustment, net of related taxes	(5,370)	(2,575)	1,350

Accumulated Other Comprehensive Income	(5,409)	(2,675)	2,523

Total shareholders’ equity (deficit) as adjusted for US GAAP	(467)	(26,751)	11,411

Cash and stock dividends (including tax related costs) paid in 2002 totaled approximately € 1.3 billion. The net increase in additional paid-in capital for the year ended December 31, 2002 relates primarily to the capital increase/stock dividend in the first half of 2002, the contribution of capital from the sale of TDF, and to the accounting for stock-based compensation.

A capital increase of € 14,840 million was recorded in the first half of 2003 which resulted in an increase of € 4,149 million in share capital and €10,691 million in additional paid-in capital.

In addition, as noted in Note 25 and pursuant to the May 27, 2003 shareholders’ meeting, it was decided to allocate the 2002 France Telecom’s statutory net loss of € 22,776 million from retained earnings to additional paid in capital. Under US GAAP, this allocation has been reclassified back to retained earnings.

Temporary equity

The following table discloses the difference in temporary equity from French GAAP to US GAAP at December 31, 2001, 2002 and 2003:

		At December 31,

	Note

		2003	2002	2001

(million of euros)

Temporary equity as reported in the consolidated balance sheet		—	—	—

France Telecom shares issued to Mannesmann-Vodafone	T	—	—	4,974

France Telecom shares owned by Deutsche Telekom	T	—	—	920

Temporary equity as adjusted for US GAAP		—	—	5,894

As discussed above, there were no temporary equity amounts at December 31, 2002 and 2003.

Additional SEC and US GAAP disclosures

Revenue

Below is a discussion of the primary differences between US GAAP and French GAAP in France Telecom’s accounting for revenue recognition. Any such revenue differences for TPSA (see discussion above) are reflected under US GAAP through France Telecom’s application of the equity method for its investment in TPSA.

Electronic directories

Under French GAAP, as discussed in Note 2.4 to these consolidated financial statements, France Telecom changed its accounting for the recognition of revenue of advertisements and listings for electronic directories published over the Internet. Effective January 1, 2003, France Telecom started recognizing such revenue ratably over the term of the contract, as opposed to when the directory was published on the internet. The cumulative effect of this change resulted in an adjustment of €39 million which was recorded directly to shareholders’ equity.

Under US GAAP, France Telecom recorded the cumulative impact of €39 million to the statement of operations. The impact of the recognition of such revenue ratably over the term of the contract was not material for the years ended December 31, 2001, 2002.

Activation fees

Under French GAAP, activation fees and certain other one-time charges are recognized as revenue when billed. Under US GAAP, France Telecom is deferring such activation fees and certain other one-time charges and amortizing them over the average life of the related service period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized, resulting in no impact on net income. For the years ended December 31, 2001, 2002, and 2003 revenue is increased by € 33 million, € 76 million and € 50 million, respectively.

Distributor commission

Under US GAAP, certain distributor commissions are recognized as a reduction to revenue, as opposed to classification as an expense (and therefore with no adjustment on net income). Under US GAAP, such reclassification reduced revenue by € 675 million, € 442 million and € 451 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Asset retirement obligations

Under US GAAP, effective January 1, 2003, France Telecom adopted SFAS No. 143 Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Standard applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of assets. Under this standard, a liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the assets useful life.

Due to new environmental regulation established in 2002, France Telecom has an asset retirement obligation associated with the removal and the disposal of telephone poles. To account for this obligation pursuant to the initial application of SFAS 143,

France Telecom recorded a cumulative effect of change in accounting principle of € 21 million as a decrease to income. In addition, France Telecom recorded an asset retirement obligation of approximately € 144 million. Below is a reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations as of December 31, 2003.

(million of euros)	Year ended December 31, 2003

Balance – January 1, 2003	—

Initial adoption entry	140.5

Liabilities incurred during the period	2.7

Liabilities settled in the current period	(2.5)

Accretion expense	3.2

Balance – December 31, 2003	143.9

On a pro forma basis, had France Telecom applied the provisions of the statement as of January 1, 2000, the amount of the asset retirement obligation would have been nil and € 140.5 as of December 31, 2001 and 2002, respectively. If SFAS 143 were applied retroactively, the impact on the US GAAP consolidated statement of income under would not be material.

Under French GAAP, France Telecom accounted for its obligation related to the telephone poles in the same manner as under US GAAP. Accordingly, no reconciling difference appears in the US GAAP reconciliation.

Restructuring provisions

Under French GAAP, prior to January 1, 2003, France Telecom recorded restructuring liabilities during the period when decisions were made by the appropriate level of management. This did not result in any differences between French GAAP and the US GAAP provisions of EITF 94-3 Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

Under US GAAP starting January 1, 2003, France Telecom applied SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities to all new plans initiated after this.

This Statement requires that a liability for costs associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring. France Telecom applied similar accounting treatment for restructuring costs and related provisions under French GAAP starting January 1, 2003.

Orange – withdrawal from Sweden

■	In December 2002, Orange announced its decision to withdraw from the Swedish market in direct response to the pressure placed upon it by the UMTS license requirements and current market conditions. In connection with this decision, Orange significantly reduced the size of its operations with a redundancy program affecting its 234 employees.

■	This program was initiated at the end of 2002 and implemented, for most eligible employees, during the first half of 2003. Total restructuring reserves recorded in connection with Orange’s withdrawal from Sweden amounted to € 11 million at December 31, 2003 (of which, € 1 million employee termination benefits, € 9 million for site termination and € 1 million in other restructuring costs, compared to € 30 million at December 31, 2002 (of which, € 12 million for employee termination benefits (234 staff, of which 32 management and 202 non-management), € 18 million for site termination and other property related provisions.

Orange – other restructuring

■	As at December 31, 2001, the restructuring reserve of € 42 million consisted primarily of € 32 million of employee termination benefits related to downsizing activities in Denmark for € 19 million corresponding to 184 employees to be terminated (17 management and 167 non-management) and in the Netherlands for € 13 million corresponding to 284 employees to be terminated (10 management and 274 non-management).

■	During 2002, pre-existing restructuring activities were expanded in Denmark and in the Netherlands and a restructuring plan was implemented in OPCS (United Kingdom).

As of December 31,2002 the € 41 million employee termination benefits provision related primarily to:

- Denmark for € 15 million corresponding to 260 employees to be terminated (40 management and 220 non-management),

- the Netherlands for € 13 million corresponding to 153 employees to be terminated (9 management and 144 non-management) and

- the United Kingdom for € 6 million corresponding to 165 employees to be terminated (46 management and 119 non-management). This downsizing was completed in early 2003.

■	In 2003, restructuring activities continued at OPCS.

New plans were implemented :

- in Switzerland (Orange Communications SA) (254 employees, of which 20 management and 234 non-management),

- in the United States (Wildfire) (79 employees of which 14 management and 65 non-management) and

- in the United Kingdom (Orange plc) (106 employees of which 22 management and 84 non-management)

The new 2003 plans were nearly completed by the end of 2003.

■	Contract termination costs relate to long-term advertising contracts with content providers in France for which the amount Orange is committed to pay exceeds the economic benefits received by Orange, the exit from sponsorship activities and the termination of certain advertising contracts.

■	Property related costs consist primarily of leased property that is vacant or sublet to third parties, as a result of restructuring activities undertaken in the United Kingdom and the United States, and for which rental received from the subleases is less than that paid by Orange under the primary leases.

For the years ended December 31, 2003, 2002 and 2001, under US GAAP, restructuring costs related to Orange that were charged to the income statement totaled € 60 million, € 184 million, and € 42 million, respectively.

Equant – restructuring and integration of Equant, Global One and SITA Equant network Joint Venture

■	In 2001, France Telecom commenced integrating the operations of Equant and Global One and the SITA assets. Under the terms of an agreement between France Telecom and Equant, the two companies agreed to share certain restructuring and integration costs. Employee termination benefits include severance and contractual benefits determined in accordance with an approved plan, and also the costs for outplacement services, medical and supplemental vacation. For the years ended December 31, 2001, 2002 and 2003, Equant identified 898, 1050 and 686 positions to be eliminated, respectively. France Telecom does not expect to incur further costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture, except for the settlement of long-term lease obligations that may be finalized at a different amounts to those already expensed.

Equant – strategic reorganization

■	During 2003, Equant announced a change of its strategic focus to put additional resources into its integrated services businesses and at the same time it reorganized various internal support functions to make them more efficient.

■	For the year ended December 31, 2003, 80 people had been notified that they would be made redundant as a result of this process and Equant had accrued € 6 million in respect of these costs. The costs of this reorganization are likely to continue into 2004.

■	For the year ended December 31, 2003 restructuring costs related to Equant (expensed or accrued) charged to the France Telecom income statement totaled € 110 million.

The analysis of the restructuring provision under US GAAP for the year ended December 31, 2003, 2002, and 2001 is set out in the table below:

		Year ended December 31, 2002	Current year expense, net	Cash payments & Other settlements	Business Combination	Adjustments	Year ended December 31, 2003

(€ millions)
Orange	Employee termination benefits	12	—	(11)	—	—	1

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	18	—	(9)	—	—	9

	Other	—	1	—	—	—	1

	Orange withdrawal from Sweden	30	1	(20)	—	—	11

	Employee termination benefits	41	30	(56)	—	6	21

	Contract termination costs	66	(2)	(14)	—	(2)	48

	Property reorganization costs	57	24	(14)	—	(6)	61

	Other	8	7	—	—	(7)	8

	Orange Restructuring	172	59	(84)	—	(9)	138

	Subtotal Orange	202	60	(104)	—	(9)	149

Equant	Employee termination benefits	17	73	(75)	—	(2)	13
	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	20	37	(16)	—	(5)	36

	Other	—	—	—	—	—	—

	Subtotal Equant	37	110	(91)	—	(7)	49

Other	Employee termination benefits	5	50	(46)	—	6	15

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	—	—	—	—	—	—

	Other	—	—	—	—	—	—

	Subtotal Other	5	50	(46)	—	6	15

TOTAL		244	220	(241)	—	(10)	213

		Year ended December 31, 2001	Current year expense, net	Cash payments & Other settlements	Business Combination	Adjustments	Year ended December 31, 2002

(€ millions)
Orange	Employee termination benefits	—	12	—	—	—	12

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	—	18	—	—	—	18

	Orange withdrawal from Sweden	—	30	—	—	—	30

	Employee termination benefits	32	32	(23)	—	—	41

	Contract termination costs	—	66	—	—	—	66

	Property reorganization costs	—	58	—	—	(1)	57

	Other	10	(2)	—	—	—	8

	Orange Restructuring	42	154	(23)	—	(1)	172

	Subtotal Orange	42	184	(23)	—	(1)	202

Equant	Employee termination benefits	27	31	(38)	—	(2)	17

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	42	9	(25)	—	(5)	20

	Other	—	—	—	—	—	—

	Subtotal Equant	69	39	(63)	—	(7)	37

Other	Employee termination benefits	5	11	(11)	—	—	5

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	—	—	—	—	—	—

	Other	—	—	—	—	—	—

	Subtotal Other	5	11	(10)	—	—	5

TOTAL		116	234	(96)	—	(8)	244

		Year ended December 31, 2000	Current year expense, net	Cash payments & Other settlements	Business Combination	Adjustments	Year ended December 31, 2001

(€ millions)
Orange	Employee termination benefits	—	32	—	—	—	32

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	—	—	—	—	—	—

	Other	—	10	—	—	—	10

	Subtotal Orange	—	42	—	—	—	42

Equant	Employee termination benefits	—	36	(27)	16	1	27

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	—	40	(11)	14	—	42

	Other	—	2	(2)	—	—	—

	Subtotal Equant	—	78	(40)	30	1	69

Other	Employee termination benefits	4	5	(4)	—	—	5

	Contract termination costs	—	—	—	—	—	—

	Property reorganization costs	—	—	—	—	—	—

	Other	—	—	—	—	—	—

	Subtotal Other	4	5	(4)	—	—	5

TOTAL		4	125	(44)	30	—	116

For the years ended December 31, 2003, 2002 and 2001, restructuring charges consist of the following :

(€ millions)	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Orange	(60)	(184)	(42)

Equant	(110)	(39)	(78)

Other	(50)	(11)	(5)

Subtotal US GAAP	(220)	(234)	(125)

Write-off of assets	(99)	(216)	—

Sweden financial guarantee	—	(58)

Other reconciling entries	14	(32)	—

Restructuring costs under French GAAP	(305)	(540)	(125)

The primary classification differences between French GAAP (see Note 22) and US GAAP related to restructuring costs are as follows:

■	TPSA is consolidated for French GAAP purposes, whereas France Telecom’s investment in TPSA is accounted for using the equity method under US GAAP. As such, disclosure related to the TPSA restructuring have not been reflected in the table above.

■	As it relates to Equant, accrued costs regarding restructuring are included in the table above under US GAAP, whereas the accrued costs related to integration costs and certain write-down of assets included in the French GAAP disclosure are not classified as restructuring costs under US GAAP.

■	Accrued costs related to certain write-down of assets included in the French GAAP disclosure are not classified as restructuring costs under US GAAP.

■	The Sweden financial guarantee is classified as a restructuring cost under French GAAP, whereas the such guarantee is not classified as a restructuring cost under US GAAP.

■	Under French GAAP, restructuring costs (including costs related to the TOP program) are classified as non-operating expenses. Under US GAAP, all such restructuring costs are classified within operating income.

Valuation allowances under French GAAP

Details of assets valuation allowances under French GAAP recorded during the past three years are as follows:

	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes(1)	Balance at end of period

(million of euros)
Year ended December 31, 2001

Valuation allowances relating to:

Marketable securities	—	2	—	2

Trade accounts receivable	1,406	335	(266)	1,475

Inventories	112	67	34	213

Investment securities	1,734	4,599	100	6,433

Deferred tax assets	1,966	1,747	59	3,772

Other assets	42	847	204	1,093

Year ended December 31, 2002

Valuation allowances relating to:

Marketable securities	2	1	1	4

Trade accounts receivable	1,475	63	87	1,625

Inventories	213	(11)	(61)	141

Investment securities	6,433	2,785	(37)	9,181

Deferred tax assets	3,772	3,800	(70)	7,502

Other assets	1,093	768	130	1,991

Year ended December 31, 2003

Valuation allowances relating to:

Marketable securities	4	—	(1)	3

Trade accounts receivable	1,625	(263)	(37)	1,325

Inventories	141	3	(19)	125

Investment securities	9,181	(8,114)	(73)	994

Deferred tax assets (including actualisation) TBC	7,502	(1,781)		5,721

Other assets	1,991	(1,625)	3	368

(1)	Mainly includes translation adjustments and effect of acquisitions and divestitures.

NOTE 33B - RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. For France Telecom, the provisions of this Issue become effective for the six-month period beginning January 1, 2004. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). This Interpretation applies immediately to VIEs created after January 31, 2003.

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. For France Telecom, the effective date to account for VIEs created prior to February 1, 2003 is the six-month period ended June 30, 2004 (from January 1, 2004 for VIEs qualifying as Special Purpose Entities under previous guidance and from June 30, 2004 for other VIEs). FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

France Telecom assessed its variable interests in entities created or entered into after January 31, 2003, such as Bluebirds, to determine whether such entities created are considered to be VIEs and concluded that the entities created are not VIEs.

For entities created before January 31, 2003, France Telecom will be required to consolidate Tele-Invest and Tele-Invest II (see Note 28) beginning 2004, because they are both VIEs for which France Telecom holds the majority of expected losses and is the primary beneficiary. The consolidation of Tele-Invest and Tele-Invest II is expected to present in the consolidated financial statements of France Telecom additional shares of TP Group with respect to the 190 million shares of TP Group (13.57% of TP Group) held by Tele-Invest and Tele-Invest II, and increase borrowings by approximately €2.2 billion (see Note 28.2.1 with respect to the France Telecom’s commitments under the Tele-Invest and Tele-Invest II credit agreements).

France Telecom also determined that QTE leases include entities that are considered VIEs. For one of these QTE leases, France Telecom is the primary beneficiary (see Note 28.2). However, as France Telecom already consolidates the respective VIE, there will be no additional impact on the consolidated financial statements as of June 30, 2004. With regards to other QTE leases (see Note 28.2), France Telecom is not the primary beneficiary.

In addition, France Telecom has determined that Tower Participations SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE (See Note 28.2). On a stand-alone basis, France Telecom’s interest in Tower would not absorb a majority of the entity’s expected losses or expected residual returns. However, because the French government has a controlling interest in France Telecom and in another Tower investor (CDC), France Telecom and CDC are considered related parties and their interests must be aggregated. Based on preliminary assessment, it appears that the combined interests of FT and CDC would absorb a majority of the expected losses of Tower. Therefore, should this preliminary conclusion be confirmed and unless the current ownership framework is restructured, France Telecom, as the holder of the larger interest in Tower, would be required to consolidate Tower. Should France Telecom consolidate Tower, the impact would be to increase France Telecom’s consolidated assets and liabilities by approximately €1.3 billion beginning June 30, 2004 (estimated impact as of December 31, 2003).

France Telecom has also evaluated the interest of its subsidiary, Orange, in BITCO (see Note 11). France Telecom has determined that BITCO is a VIE. Given its commitments towards the lenders of BITCO (see Note 28.2), France Telecom is deemed the primary beneficiary. In March 2004, France Telecom announced its intention to divest from BITCO, pending successful refinancing of the entity. Therefore, unless the current ownership framework is restructured prior to June 30, 2004, France Telecom will be required to consolidate BITCO. The impact of consolidating BITCO will be to increase France Telecom’s consolidated assets and liabilities by approximately € 835 million (estimated impact as of December 31, 2003) beginning June 30, 2004.

In addition, France Telecom is currently in the process of reviewing its investment portfolio, including associated companies and capital venture entities, as well as other arrangements, to determine whether they are variable interests in VIEs and whether France Telecom is the primary beneficiary of such VIEs. At this time, France Telecom has not identified any significant variable interests in VIEs that would require consolidation under FIN 46R other than those described above. However, it is possible that France Telecom may identify additional VIEs for which it is considered the primary beneficiary.

In May 2003 the Financial Accounting Standards Board issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The objectives of this Statement will result in a more complete depiction of an entity’s liabilities and equity and thereby to assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of income. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. No such instruments within the scope of this Statement were issued or modified by France Telecom from May 31, 2003 and until December 31, 2003. Financial instruments existing before May 31, 2003 are subject to this Statement beginning on January 1, 2004 for France Telecom. France Telecom is currently reviewing this Statement to measure the potential impact on its results of operations and financial position for financial instruments existing before May 31, 2003.

In May 2003, the EITF reached a consensus on EITF 01-8 Determining Whether an Arrangement Contains a Lease, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 Accounting for Leases, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

European Regulation requires that France Telecom adopt International Financial Reporting Standards (IFRS) as its primary GAAP by 2005. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time-Adoption of IFRs which provides guidance on retroactive application and outlines certain exemptions and exceptions. Based on proposed SEC regulations regarding the applicable periods to be presented under a comprehensive set of GAAP, France Telecom currently anticipates adopting January 1, 2004 as its transition date to IFRS, and thus to present restated 2004, and 2005 IFRS financial statements in its 2005 Form 20-F. However, based on current SEC regulations, France Telecom would be required to adopt January 1, 2003 as its transition date. In the meantime, France Telecom will continue to use French GAAP for its primary financial statements. France Telecom is currently assessing the impact, which could be significant, that the application of IFRS will have on its financial statements. Once all IFRS have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, France Telecom will disclose as soon as practicable the impact of such application. Upon adoption of IFRS, France Telecom will disclose in its primary financial statements a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and US GAAP.

NOTE 33C - SUBSEQUENT EVENTS

Events having occurred between the end of the financial period and February 11, 2004 are mentioned in Note 31 of the Notes to the Consolidated Financial Statements. Events occurring between February 11, 2004 and April 16, 2004, include the following:

Debt management

In March and April 2004, France Telecom issued bonds under its Euro Medium Term Note programme in an amount of €700 million with a maturity of 18 months.

Increase of ratings of long-term debt by S&P’s, Fitch lbca and Moody’s

On February 18, 2004, S&P’s increased its rating on France Telecom’s long-term debt to BBB+ with a positive outlook. On February 19, 2004, Fitch Ibca increased its rating on France Telecom’s long-term debt to BBB+ with a positive outlook. On March 3, 2004, Moody’s increased its rating on France Telecom’s long-term debt to Baa2 with a positive outlook and its rating on France Telecom’s short-term debt to P2 with a stable outlook.

Simplified mixed public tender and exchange offer for outstanding Wanadoo shares not already held by France Telecom

On February 25, 2004, France Telecom announced a simplified mixed public tender and exchange offer for Wanadoo shares not already held by France Telecom, at an exchange ratio of seven France Telecom shares (cum dividend) to be issued plus €195 in cash for 40 Wanadoo shares (cum dividend). This principal offer is combined with two ancillary offers: a simplified public exchange offer at an exchange ratio of seven France Telecom shares (cum dividend) to be issued for every 18 Wanadoo shares (cum dividend) and a simplified public tender offer at a price of €8.86 in cash per share of Wanadoo (cum dividend). The ancillary offers can be reduced in order to maintain an overall price of which 45% is accounted for in shares of France Telecom and 55% in cash. This offer was filed with the AMF on February 25, 2004 and on February 29, 2004, Wanadoo’s board of directors unanimously recommended to Wanadoo’s shareholders to tender their shares into the offer. This document does not constitute an extension of the public offer for Wanadoo shares into the United States or into any other country in which such an offer would be illegal or subject to restrictions (in particular, without limitation, Canada, Japan, Germany, Italy, The Netherlands, Belgium, Spain, Luxembourg and Ireland). The offer is not extended into, nor can it be accepted in, and no document related to the offer may be transmitted, directly or indirectly, to the United States or to any of the other countries described above, or to persons residing in the United States or in any of the other countries described above, by mail or by any other means of communication or instrumentality of commerce (in particular, without limitation, transmission by facsimile, telex, telephone, or electronic mail) or through any facilities for securities exchange of the United States or of the other countries described above. This document does not constitute an offer to sell or purchase securities in the United States. The France Telecom shares being exchanged through this offer have not been, nor will be, registered under the United States Securities Act of 1933 and are offered uniquely outside the United States in the context of offshore transactions in compliance with Regulation S of the Securities Act. Consequently, the France Telecom shares being exchanged through this offer may not be offered or sold in the United States, absent registration or exemption from registration under the Securities Act.

Wirtualna Polska

On February 28, 2004, Wirtualna Polska S.A., a 80.34% subsidiary of TP Internet, filed for bankruptcy protection in a Polish commercial court. The court may either decide the liquidation of Wirtualna Polska S.A. or approve an arrangement proceeding. A decision from the court is expected by April 30, 2004. Based on documents provided to the court within the framework of these proceedings by Wirtualna Polska S.A.’s minority shareholders, Grabski Inwestycje Finansowe Sp. z.o.o. and Key7 Investments Sp. z.o.o., a criminal investigation was initiated by the Gdansk Prosecutor’s office. At the date hereof, this investigation is still pending.

Reduction of Orange’s stake in BITCO (Thailand)

Following the Orange Board of Directors meeting of March 8, 2004, Orange announced an agreement with its Thai partner, Charoen Pokphand/Telecom Asia (CP/TA), toward reducing its stake in their common joint venture BITCO, from 49% to 10%. The completion of this transaction is subject to the approval of TA Orange lenders under the bridge loan, which they expect to refinance within the first half of this year.

Millenium litigation

On March 15, 2004, France Telecom was served with a complaint by Millenium GmbH related to the notice initially received on December 10, 2003 (see Note 29 of the Notes to the Consolidated Financial Statements). In addition, on April 7, 2004, France Telecom was served by the district court of Kiel with the briefs of two intervenors, Obay Capital Poll Vermögensverwaltungs GmbH and Protagon Capital GmbH. The court has yet to decide whether to permit the intervention.

Memorandum of Understanding between France Telecom and Groupe Canal+ regarding cable activities

France Telecom and Groupe Canal+ announced on March 18, 2004, the signature of a Memorandum of Understanding aiming to combine their cable activities and networks (France Telecom Câble and NC Numéricable), for a total of 4.3 million wired homes and 1.7 million active customers (at December 31, 2003), with a view to enable the acquisition by new shareholders of a controlling interest in the new entity. France Telecom and Groupe Canal+ would keep a minority interest in the new entity.

This agreement is in line with France Telecom’s strategy of reducing progressively and in an orderly manner its activities in the cable industry through a concerted approach.

This Memorandum of Understanding is valid until December 31, 2004. The transaction would only be carried out after consultation of France Telecom Câble and NC Numéricable employee representatives, and will be subject to the necessary authorizations and third party rights, in particular local authorities’ rights regarding network infrastructures.

Renewal of Orange France’s GSM license

On March 19, 2004, the French government announced the conditions established for the renewal of Orange France’s GSM license for 15 years, to cover the period from 2006 to 2021. The new conditions approved by the French government provide for a 1% fee per year on the revenues of wireless operators, in addition to a fee of €25 million per year. Orange France is committed to ensuring that the increase in the cost of GSM frequencies in France from 2006 onwards will not adversely affect prices to consumers. Orange France will continue to reduce the price of SMS text messages, extending the significant rate cuts already applied to inclusive SMS packages (down by over 40% in the past two years) with a decrease in the unit price of text messages in the summer of 2004. Orange France will work in close cooperation with the French State, local authorities and the ART to complete the rural area coverage program, and ensure 100% mobile telephony coverage for all French towns and villages.

Sweden – 3GIS

On March 23, 2004, 3G Infrastructure Services ("3Gis"), 3Gis shareholders and Orange S.A. signed a Settlement Agreement whereby (i) all claims and liabilities among them regarding the construction, operation and maintenance of the UMTS infrastructure by 3Gis are fully and finally settled, including the two arbitration proceedings before the Arbitration Institute of the Stockholm Chamber of Commerce (see Note 29 of the Notes to the Consolidated Financial Statements), (ii) all existing agreements between the parties relating to 3Gis have been terminated and (iii) Orange paid to 3Gis a total amount of SEK 562 million. Such amount includes SEK 50 million representing the price to be received by Orange for the planned transfer of the license to Svenska UMTS Licens II A.B., which shall be paid back to Orange if the license transfer fails to be completed due to regulatory clearance from the competition authorities not being obtained.

Launch by France Telecom and TPS of digital-quality television over telephone lines in Paris and the Paris region

As France Telecom and TPS had agreed when they launched television services over fixed lines in the Lyon area on December 18, 2003, they expanded this service on March 29, 2004 to the Paris area, potentially reaching as many as 2.6 million households. This offer will soon be rolled out in other areas in France.

Adaptation of France Telecom’s organization

On March 30, 2004, France Telecom announced its decision to adapt its organizational structure to respond to the new needs of its clients and fully integrate technological change in the development and provision of its communication services offerings. Building on its core businesses of mobile and broadband, France Telecom, as an integrated communication services operator, intends to provide its personal, home and enterprise clients with a broad and consistent range of communication services, independently of the various types of networks used. Five operational divisions have been established: the Enterprise Communication Services Division, the Home Communication Services Division, the Personal Communication Services Division, the Sales and Services France Division, and the International Division. The five performance divisions, which are responsible for improving the Group’s operational performance, are as follows: the Networks, Carriers and IT Division, the Technology and Innovation Division, the Sourcing Division, the TOP Program Division, and the Content Aggregation Division. Five support functions will ensure the consistency of Group policies. In addition, a member of France Telecom’s Executive Committee has been appointed to ensure the proper coordination of the Group’s policies relating to brands and marketing. The new composition of France Telecom’s Executive Committee was effective as of its announcement.

For the first half of 2004, France Telecom financial reporting will be based on the former organization.

Lebanon

Following the cancellation by the Lebanese authorities of the procedure to award two mobile telephony licenses or a management contract for the two existing networks (see Note 29 of the Notes to the Consolidated Financial Statements), a new procedure was launched in February 2004. On April 3, 2004, the Lebanese authorities announced the results of the tender selection process and offered Detecon to manage one of the two existing networks. As of April 7, 2004, France Telecom still awaits the confirmation by the Lebanese authorities whether Detecon will manage the network currently operated by FTML or the network currently operated by Libancell.

Decision by Paris Court of Appeals rendered on Orange tender offer

On April 6, 2004, the Paris Court of Appeals made a ruling in connection with the tender offer (to be followed by a compulsory purchase) filed by France Telecom for the outstanding Orange shares that it did not already hold. The Paris Court of Appeals dismissed the application by the Association for the Defense of Minority Shareholders (“ADAM”) for the cancellation of the CMF’s decision of admissibility and the approval (visa) by the COB of the prospectus.

Following this ruling, France Telecom announced its intention to finalize the tender offer for, and subsequent compulsory purchase of, Orange shares as per the terms originally outlined, in keeping with shareholders’ interests. The tender offer is not extended into, nor can it be accepted in, the U.S. or in other jurisdictions in which the offering would be illegal or subject to restrictions (see “Item 4. Information on France Telecom – 4.3.2.1 Orange – General Description of Orange”).

Directory Litigation

On April 6, 2004, the Paris Court of Appeals rejected France Telecom’s appeal contesting the decision of the Conseil de la concurrence ordering the payment of a fine of €40 million in connection with the claims filed by directory and telephone information companies (see Note 29 of the Notes to the Consolidated Financial Statements).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 16, 2004

FRANCE TELECOM

By:	/s/ Michel Combes

Name: Michel Combes Title: Chief Financial Officer