Form 20-F
period 2004-12-31
FRANCE TELECOM /
filed 2005-05-17
CIK 1038143

As filed with the Securities and Exchange Commission on May 17, 2005

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 1-14712

FRANCE TELECOM

(Exact name of Registrant as specified in its charter)

Not applicable	6, place d’Alleray	French Republic
(Translation of Registrant’s	75505 Paris Cedex 15	(Jurisdiction of incorporation
name into English)	France	or organization)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share	New York Stock Exchange
Ordinary Shares, nominal value €4.00 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €4.00 per share: 2,467,333,426 at December 31, 2004

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

Item 17  ☐  Item 18  ☒

i

PRESENTATION OF INFORMATION

Since January 1, 2000, France Telecom has published its consolidated financial statements in Euros. Solely for the convenience of the reader, this annual report on Form 20-F (“Form 20-F”) contains translations of certain Euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

Unless otherwise stated, translations of Euros into U.S. dollars have been made at the rate of €0.7387 to $1.00 (or $1.3538 to €1.00), the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on December 31, 2004. See “Item 3. Key Information – 3.2 Exchange Rate Information” for information regarding the U.S. dollar/Euro exchange rate since January 1, 2000.

Unless otherwise indicated, the financial information contained in this Form 20-F has been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See Note 33 of the Notes to France Telecom’s Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 (together with the Notes thereto, the “Consolidated Financial Statements”) included elsewhere in this Form 20-F for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to France Telecom and its consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

This Form 20-F contains certain information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in “Item 5. Operating and Financial Review and Prospects – 5.1.1.1 Principal Operating Results”. There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the Consolidated Financial Statements included in Item 18, including the Notes thereto.

In this Form 20-F, references to the “EU” are to the European Union, references to the “Euro” or “€” are to the Euro currency of the EU, references to the “United States” or “U.S.” are to the United States of America and references to “U.S. dollars” or “$” are to United States dollars.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the sections entitled “Item 3. Key Information – 3.3 Risk Factors”, “Item 4. Information on France Telecom – 4.2 Strategy”, generally in “Item 5. Operating and Financial Review and Prospects” and particularly in “Item 5. Operating and Financial Review and Prospects – 5.1.3 Outlook”. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

■	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

■	fluctuations in telecommunications usage levels, including the number of access lines, traffic and customer growth;

■	competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom’s ability to retain market share in the face of competition from existing and new market entrants;

■	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of legal proceedings related to regulation;

■	the success and market acceptance of operating and financial initiatives (such as the “Ambition FT 2005” Plan (which includes the “TOP” and “TOP Line” programs)) as well as business and strategic initiatives based on the integrated operator business model, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

■	the impact of regulatory or competitive developments on capital outlays and France Telecom’s ability to achieve cost savings and realize productivity improvements;

■	the effect and outcome of the roll out of UMTS networks and their performance;

■	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services;

■	the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

■	the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

■	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

■	the availability, terms and deployment of capital, particularly in view of France Telecom’s debt refinancing needs;

■	changes in exchange rates;

■	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

■	risks related to information and communication technology systems generally;

■	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

■	other risks and uncertainties discussed in “Item 3. Key Information – 3.3 Risk Factors”.

The forward-looking statements contained in this document speak only as of the date of this Form 20-F and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

3.1 SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. The selected financial data presented below has been prepared on a basis constant with the basis of preparation used in the Consolidated Financial Statements as described in Note 2. Prior years have been reclassified as necessary for a consistent presentation. France Telecom’s Consolidated Financial Statements are prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. See Note 33 of the Notes to the Consolidated Financial Statements for a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to France Telecom and a reconciliation of its net income and shareholders’ equity to U.S. GAAP.

The selected consolidated financial data as of and for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004 are extracted or derived from the Consolidated Financial Statements, which have been audited by Ernst & Young Audit and RSM Salustro Reydel, independent auditors, for the years ended December 31, 2000, 2001 and 2002, and which have been audited by Ernst & Young Audit and Deloitte & Associés, independent auditors, for the year ended December 31, 2003 and 2004.

(€ millions, except per share data)	Year ended December 31,
	2004	2004	2003	2002	2001	2000
	$(1)
CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with French GAAP:
Sales of services and products	63,838	47,157	46,121	46,630	43,026	33,674
Operating income(2)	14,653	10,824	9,554	6,808	5,200	4,856
Interest expense, net(3)	(4,599)	(3,397)	(3,965)	(4,041)	(3,847)	(2,006)
Other non-operating income/(expense), net	153	113	(1,119)	(12,849)	(5,904)	3,957
Net income (loss) from integrated companies	7,182	5,305	6,710	(12,809)	(2,316)	4,975
Goodwill amortization	(2,420)	(1,788)	(1,677)	(2,352)	(2,531)	(1,092)
Exceptional goodwill amortization	(703)	(519)	(1,137)	(5,378)	(3,257)	–
Net income (loss)	3,769	2,784	3,206	(20,736)	(8,280)	3,660
Basic number of shares (rounded)	2,444	2,444	1,955	1,085	1,103	1,065
Diluted number of shares (rounded)	2,482	2,482	2,186	1,159	1,177	1,091
Earnings per share/ADS:
Net income (loss) per share (basic)	1.54	1.14	1.64	(16.75)	(6.58)	3.01
Net income (loss) per share (diluted)	1.52	1.12	1.60	(16.75)	(6.58)	2.97
Dividend per share(5)	0.65	0.48	0.25	–	1.00	1.00
Approximate amounts in accordance with U.S. GAAP:(6)
Net income (loss)	4,006	2,959	5,318	(33,556)	(19,278)	5,131
Earnings (loss) per share/ADS (basic)(4)	1.64	1.21	2.72	(26.70)	(14.86)	4.10
Earnings (loss) per share/ADS (diluted)(4)	1.61	1.19	2.57	(26.70)	(14.86)	4.04

(€ millions, except per share data)	Year ended December 31,
	2004	2004	2003	2002	2001	2000
	$(1)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with French GAAP:
Intangible assets	56,464	41,710	42,392	46,086	53,152	52,338
Property, plant and equipment, net	39,304	29,034	30,635	36,268	31,728	34,623
Total assets	130,398	96,325	99,833	106,587	127,358	129,585
Short-term borrowings	5,261	3,886	1,570	10,490	11,365	25,165
Long-term debt, including current portion	58,893	43,504	47,821	60,393	56,139	38,089
Borrowings net of available cash and marketable securities	59,480	43,938	44,167	68,019	63,423	60,998
Shareholders’ equity (deficit)	21,228	15,681	12,026	(9,951)	21,087	33,157
Capital stock(7)	30,518	22,544	24,942	29,511	28,843	28,843
Approximate amounts in accordance with U.S. GAAP:(6)
Shareholders’ equity (deficit)	5,454	4,029	(467)	(26,751)	11,411	26,311
CONSOLIDATED STATEMENT OF CASH FLOWS DATA
Amounts in accordance with French GAAP:
Net cash provided by operating activities	17,352	12,818	11,322	11,839	7,076	6,613
Purchase of property, plant, equipment and intangible assets	(7,060)	(5,215)	(5,102)	(7,943)	(8,553)	(14,313)
Proceeds from sale of assets(8)	269	199	597	2,916	296	274
Cash paid for investment securities, acquired businesses, net of cash and investments in affiliates(9)	(685)	(506)	(237)	(2,228)	(4,355)	(40,561)
Holdings of own shares	–	–	–	(5,022)	(8,807)	–
Issuance (repayment) of short-term borrowings and long-term debt, net	(8,562)	(6,325)	(19,781)	(63)	5,514	39,301

(1)	In millions. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 31, 2004 of €0.7387 to $1.00.

(2)	Operating income for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 includes items (€225 million, €210 million, €199 million, €211 and €0, respectively) relating to the amortization of part of the additional provision for early retirement payments resulting from the change in 1998 and 1999 in actuarial assumptions used in calculating such provision. Per Note 2 and Note 22.3 of the Notes to the Consolidated Financial Statements, due to a change in accounting principles under French GAAP as of January 1, 2004, the actuarial gains and losses not recognized prior to 2004, are recognized for €502 million in reduction in equity and for €502 million in increase in provisions.

(3)	Including interest expense on TDIRA.

(4)	Earnings per ADS have been recalculated for all periods presented to reflect the 2002 stock dividend as required under U.S. GAAP.

(5)	The annual general meeting of the shareholders for the year ended December 31, 2003 and December 31, 2004 authorized a payment of €0.25 per share and €0.48 per share, respectively, to shareholders.

(6)	Amounts presented under this caption were calculated by applying the principles described in Note 33 of the Notes to the Consolidated Financial Statements.

(7)	Capital stock represents the sum of share capital and additional paid-in capital.

(8)	Includes, for 2002 and 2003, a gain from the sale of real estate of €2,550 million and €419 million.

(9)	Includes, for 2000, a cash payment of €21,693 million in connection with the acquisition of Orange plc.

	Year ended December 31,
OPERATING DATA	2004	2003	2002
Telephones lines (standard lines and ISDN channels) at period-end (millions) (1)	49.7	49.3	49.5
ADSL lines in France at period-end (millions) (2)	6.3	3.3	1.4
Total controlled wireless subscribers at period-end (millions)	63.3	56.2	49.9
Number of employees at period-end	206,524	218,523	243,573

(1)	For the purposes of this presentation, each ISDN channel is counted as the equivalent of one standard access line.

(2)	Including unbundled lines.

3.2 EXCHANGE RATE INFORMATION

Fluctuations in the exchange rate between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this Form 20-F. No representation is made that the Euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – France Telecom business may be affected by fluctuations in exchange rates”

U.S. dollars per €1.00	Year/period end rate	Average rate(1)	High	Low
Yearly amounts
2000	$0.94	$0.92	$1.03	$0.83
2001	$0.89	$0.89	$0.95	$0.84
2002	$1.05	$0.95	$1.05	$0.86
2003	$1.26	$1.14	$1.26	$1.04
2004	$1.35	$1.24	$1.36	$1.18
Monthly amounts
November 2004	$1.33	$1.30	$1.33	$1.27
December 2004	$1.35	$1.34	$1.36	$1.32
January 2005	$1.30	$1.31	$1.34	$1.30
February 2005	$1.33	$1.30	$1.33	$1.28
March 2005	$1.30	$1.32	$1.34	$1.29
April 2005	$1.29	$1.29	$1.31	$1.28
(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

For information regarding the effects of currency fluctuations on France Telecom’s results, see “Item 5. Operating and Financial Review and Prospects – 5.1.1 Activity and Operating Profitability of the Group”.

3.3 RISK FACTORS

In addition to the other information contained in this Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. These risks, or any one of them, could have a negative effect on the business, the financial condition, or the results of operations of France Telecom. Moreover, additional risks not currently known to France Telecom, or risks that France Telecom currently deems immaterial, may have a similar adverse effect and investors could lose all or part of their investment.

The risks described below concern:

■	Risk factors relating to France Telecom’s business (see “– 3.3.1 Risk Factors Relating to France Telecom’s Business”);

■	Risk factors relating to the telecommunications and wireless industries (see “– 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries”); and

■	Risks factors relating to financial markets (see “– 3.3.3 Risk Factors Relating to Financial Markets”).

Risks related to France Telecom, the telecommunications industry and financial markets are described below by category, in order of decreasing importance, according to France Telecom’s current assessment. The occurrence of new external or internal events may lead France Telecom to modify this order of importance in the future.

3.3.1 RISK FACTORS RELATING TO FRANCE TELECOM’S BUSINESS

France Telecom may not be able to reduce its debt. If this is the case, France Telecom’s cash flow may be insufficient to meet its financing needs and its ability to invest in the development of its business may be reduced.

During the period from 1999 to 2002, France Telecom achieved strong external growth at a cost of approximately €100 billion, of which 80% was paid in cash. This led to a significant increase in its net consolidated financial debt, which went from €14.6 billion at the end of 1999 to €68 billion at the end of 2002.

The major priority of the “Ambition FT 2005” Plan (see “Item 4. Information on France Telecom – 4.2.1 ‘Ambition FT 2005’ Plan”) launched in December 2002 is to reduce France Telecom’s net financial debt, measured by French GAAP, by at least €30 billion between the end of 2002 and the end of 2005. This is to be achieved through (i) the increase in share capital of almost €15 billion undertaken on April 15, 2003 and (ii) France Telecom’s operational performance improvement program (“TOP”) which is intended to generate more than €15 billion in net cash flow over the period 2003 to 2005.

The objective of the “Ambition FT 2005” plan is thus to achieve a net consolidated financial debt/operating income before depreciation and amortization ratio of less than 2 by the end of 2005, which would enable the Group to achieve greater strategic and financial flexibility.

This ratio is to be calculated according to French GAAP and takes into account the consolidation of certain previously off-balance sheet items (Tele Invest and Tele Invest II and vehicles used in the context of receivables securitization programs).

The change in this ratio is shown below:

	2004	2003	2002
Ratio of net consolidated financial debt/operating income before depreciation and amortization	2.41	2.55	4.56

In order to achieve growth and a reduction in indebtedness, France Telecom is implementing a profitable growth strategy based on the integrated operator model and the strategic actions described under “4.2.5 Implementing France Telecom’s strategy”.

Nevertheless, in the future, France Telecom may not be able to generate sufficient cash flow to further reduce its indebtedness. This situation could result from negative factors such as the following:

■	competition or decisions made by regulatory authorities that have the effect of reducing prices or revenues;

■	the slowdown of the current growth in terms of business volume (wireless activities, data transmission, Internet services);

■	the decrease in business volume of older sectors (a tendency that is already being experienced in fixed line telephony);

■	the inability to achieve savings in terms of operational expenses before amortization and depreciation and intangible and tangible investments;

■	the necessity, due to competition or technological advancement or changes in regulations, to incur greater than forecast operational or investment expenses.

If France Telecom does not succeed in reducing its indebtedness, its cash flow may be insufficient to meet its financing needs, including meeting scheduled repayments of its debt. France Telecom’s borrowing capacity and ability to invest in the development of its business could also be limited.

Since France Telecom’s establishment of a new syndicated credit line in 2004 and the repayment in October 2004 and January 2005 of the credit facilities used in the financing of Tele Invest and Tele Invest II (representing 10% and 3.57%, respectively, of the capital in the Polish operator TP S.A.), the Group no longer has any syndicated credit lines containing clauses that require certain ratios to be maintained in relation to France Telecom’s net consolidated financial debt.

The “TOP” Program may not achieve the expected results, which could have a material adverse impact on France Telecom’s financial condition and results or the way these are evaluated by the financial markets.

The “TOP” operational performance improvement program strives to achieve optimal levels of performance for each of France Telecom’s activities and to generate more than €15 billion in net cash provided by operating activities less net cash used in investing activities over the period from 2003 to 2005.

The results of the “TOP” program in 2004 are discussed more fully in “Item 5. Operating and Financial Review and Prospects – 5.1.2.2 Results of the “TOP” Operational Improvements Program”.

In 2003, the “TOP” program made it possible to generate €6.4 billion in free cash flow, excluding asset disposals.

In 2004, the “TOP” program enabled France Telecom to generate €2.9 billion in free cash flow, excluding asset disposals.

Free cash flow, excluding asset disposals, generated in 2004 takes into account the impact of the repurchase of minority shareholdings in Wanadoo and Orange, in an amount of €2.8 billion, as well as the impact of paying an amount of €2 billion in respect of the Equant CVRs (certificats de valeur garantie). Moreover, the repurchase of Tele Invest (the vehicle representing 10% of the share capital in the Polish operator TP S.A.) in October 2004, for an amount of €1.9 billion, was treated for accounting purposes as a reimbursement of debt, since that company had been included within the consolidated subsidiaries as at January 1, 2004 as a result of a change in accounting practices.

These items have not altered the goal of generating a minimum of €15 billion in free cash flow through the “TOP” program over the period 2003 to 2005.

The goals of this program may not be achieved or may be delayed, which would have a material impact on France Telecom’s financial condition and results of operations or the way these are evaluated by the financial markets.

France Telecom may encounter difficulties in the implementation of the program. For example, reorganization costs may be greater than the forecast of between €800 million and €1 billion that was taken into account in the “TOP” program. Reorganization costs and provisions amounted to €305 million in 2003 and €181 million in 2004, i.e. an aggregate figure over the two financial years of €486 million.

Furthermore, the implementation of the “TOP” program could lead to indirect and adverse results, particularly if tangible and intangible investments, and more generally, the investments made in growth sectors, turn out to be insufficient to maintain the Group’s status as a leader, to improve networks and to develop and promote new and existing services, especially in the highly competitive sectors of wireless and Internet services.

France Telecom’s strategy of profitable growth is based on the implementation of the integrated operator model. The core activities of this model are wireless and broadband activities, which form the basis of a multi-service offering. If France Telecom is unsuccessful in implementing the integrated operator model, particularly the full reintegration of Orange and Wanadoo, or if it only partially succeeds, its business, financial condition and results of operations could be adversely affected.

France Telecom’s strategy of profitable growth is based on the implementation of the integrated operator model. The core activities of this model are wireless and broadband activities, which form the basis of a multi-service offering.

In order to implement this strategy, France Telecom launched offers in 2003 to acquire the shares in Orange S.A. that it did not already hold. As a result of these offers, since April 2004 France Telecom has held 100% of the share capital and voting rights of Orange S.A. From an operational standpoint, this transaction was justified by the creation of strong cooperation between the Group’s various business activities, in key areas such as strategy, development of new services, customer approach and centralized purchasing, in order to respond to the growing needs of France Telecom’s customers with regard to innovative and integrated services on a combined fixed line wireless platform.

Similarly, in order to integrate Wanadoo’s access and portal services into France Telecom and improve the Group’s position in the broadband market, France Telecom launched public offers in 2004 to acquire the Wanadoo S.A. shares it did not already hold. As a result of these transactions, Wanadoo S.A. became wholly– owned by France Telecom in July 2004. Wanadoo S.A. and Wanadoo France, which principally acted as Internet access providers, were merged into France Telecom S.A. in September 2004.

The Group’s strategy, strengthened by the integration of Orange and Wanadoo, essentially involves the integration of networks and services in order to offer its customers an integrated multi-service broadband service by mobilizing the Group’s potential in the fields of innovation and R&D and also by relying on partnerships (see “Item 4. Information on France Telecom – 4.2 Strategy”).

The success of this strategy therefore depends in particular on the following elements:

-	the ability to develop, put in place and market innovative, integrated, “multi-network” and “multi-terminal” services such as: “single-sign-on”, single or interoperable messaging systems and access to services irrespective of the access network or terminal;

-	the ability to take full advantage of broadband service potential,

-	the ability to pool the various networks, information systems, service platforms, shared service centers and call centers.

In any event, the successful complete integration of Orange and Wanadoo remains a key factor for the success of France Telecom’s strategy, particularly with regard to the elements listed above. If France Telecom is unsuccessful in implementing this integrated operator model, or if it only partially succeeds, its business, financial condition and results of operations could be adversely affected.

France Telecom may not succeed, in whole or in part in integrating the companies that it has acquired into the Group or in achieving planned synergies.

During 2004, France Telecom continued the process of integrating the acquired companies into the Group and realizing anticipated synergies. France Telecom may:

■	have difficulty integrating the operations and personnel of the acquired entities;

■	fail to successfully incorporate networks or acquired technology into its network and product offerings;

■	fail to generate anticipated synergies;

■	fail to maintain uniform standards, controls, procedures and policies; or

■	fail to maintain satisfactory relations with employees of acquired entities as a result of changes in management and ownership.

Successful integration of Equant and TP S.A. is particularly important for the successful implementation of the Group’s strategy.

With regard to Equant, 54.1% of which was held by France Telecom at December 31, 2004 and which has been fully consolidated since July 2001, France Telecom planned, at the time of the acquisition in 2001, to achieve certain synergies within three years that would enable operating costs to be reduced by $300 million and savings of around $75 million investment expenses per year. Those synergies were achieved in 2003.

In order to accelerate the implementation of the unified strategy for the corporate market that is consistent with the integrated operator model, on February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant to acquire all of Equant’s assets and liabilities. If this transaction is completed, France Telecom may not succeed, in whole or in part, in resolving Equant’s structural problems through a more complete integration of Equant within the Group and the reversal of the profitability of its business. For more information on France Telecom’s acquisition of all of Equant’s assets and liabilities, see Note 31 “Subsequent events” of the Notes to the Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects – 5.7.1 Subsequent Events”.

With regard to the TP Group, the consortium led by France Telecom has held a majority of the members of TP S.A.’s Supervisory Board since the beginning of 2002. Consequently, France Telecom has fully consolidated the TP Group in its financial statements since April 2002 and has caused its standards, controls and procedures to be applied to the extent they are compatible with the governing principles applicable to TP S.A. Following the acquisition in October 2004 from its partner, Kulczyk Holding, of the TP S.A. shares held by Tele Invest (corresponding to 10% of TP S.A.’s share capital) and Tele Invest II in January 2005 (corresponding to 3.57% of TP S.A.’s share capital), France Telecom directly holds 47.5% in the share capital and voting rights of TP S.A.

Any major difficulties related to the integration of Equant or the TP Group or other businesses acquired by France Telecom could have an adverse effect on its business, financial condition and results of operations.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not hold a controlling interest.

In some of the Group’s activities, especially in the “Orange” and “Other International” segments, France Telecom holds a non-controlling interest. Under the documents or agreements governing certain of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of dividend distributions require the agreement of France Telecom’s partners, and in some cases, decisions regarding these matters may be made without France Telecom’s approval.

There is a risk of disagreement or deadlock or that decisions contrary to the interests of France Telecom will be made. For example, following the difficulties encountered with MobilCom, in which France Telecom held a 28.3% interest, France Telecom was obliged to depreciate the total amount of its investment in MobilCom in 2002. These risks could notably have an impact on the subsidiaries referred to below.

In the companies that are proportionately consolidated, France Telecom generally shares control with another shareholder. These companies include Mobinil, a subsidiary of Orange in Egypt, which is consolidated at 71.25%, as well as operators in Mauritius (Mauritius Telecom) and Jordan (JTC), in both of which France Telecom has a 40% controlling interest. At December 31, 2004, France Telecom had not experienced any particular difficulty in applying the agreements entered into with the other shareholder or shareholders of these companies.

With regard to the other companies, which are consolidated using the equity method or which constitute non-consolidated holdings, the main risks relating to France Telecom’s non-controlling interest concern the following companies.

France Telecom holds a 20% interest in the share capital of Bluebird Participations France following its withdrawal from Eutelstat. At December 31, 2004, France Telecom had not experienced any particular difficulty in the fulfillment of the agreement entered into with other shareholders of Bluebird Participations.

France Telecom has a non-consolidated shareholding, through Orange, in the share capital of ONE (17.5%, Austria). France Telecom also holds, through Orange, a non-consolidated shareholding in the share capital of Optimus (a 20% interest, approximately 10% of the voting rights, Portugal). At December 31, 2004, France Telecom had not experienced any particular difficulty in the fulfillment of the agreements entered into with the other shareholders of these companies or in its relations with them.

Moreover, in December 2004, France Telecom undertook to sell its subsidiary, France Télécom Câble, and its cable networks in connection with an overall agreement for the disposal of the cable activities of France Telecom, the Canal+ Group and TDF. In the event that this transaction proceeds, France Telecom will retain a 20% interest in the share capital of the resulting new company to be created. (See Note 28 “Contractual obligations and off-balance sheet commitments” of the Notes to the Consolidated Financial Statements).

Lastly, the following shareholdings, previously consolidated by the equity method or not consolidated, were sold in 2004: the holdings in NOOS and Radianz and Orange’s interest in the share capital of BITCO (Thailand), which was reduced from 49% to 10%. In the BITCO transaction, Orange was fully released from its obligations and undertakings under the revolving credit facility (crédit relais) entered into by TA Orange in 2002. In January 2005, the interest in the share capital of Tower Participations, which owns TDF, was sold. See Note 3 “Main acquisitions and divestitures of companies and changes in scope of consolidation”, Note 28 “Contractual obligations and off-balance sheet commitments” and Note 31 “Subsequent events” of the Notes to the Consolidated Financial Statements.

The occurrence of the risks relating to certain subsidiaries and joint ventures in which France Telecom shares control or does not hold a controlling interest, the main examples of which have been mentioned above, could have an impact on France Telecom’s ability to pursue its stated strategies with respect to those entities or have a material adverse effect on its financial results or financial condition.

The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect France Telecom’s business, financial condition and results.

As at December 31, 2004, France Telecom had paid over €8 billion to acquire UMTS licenses in Europe (excluding acquisition of minority interests, notably MobilCom). Under the terms of these licenses, France Telecom has agreed to make significant investments in its networks in order to be able to offer new products and services. If France Telecom decided not to pursue UMTS development in certain countries, or if it was unable to meet the costs, its withdrawal from these markets may result in significant costs and its licenses could be revoked. In addition, if Orange cannot fulfill the conditions under its UMTS licenses or obtain their modification, the licenses may be revoked and Orange may be liable for damages to the state that awarded the license, or to its partners in UMTS development in these countries, as well as to its creditors or its suppliers. All of these risks could have a material adverse impact on France Telecom’s financial condition and results.

Lastly, once its UMTS network has been launched, the costs related to the development and marketing of new products are difficult to estimate and may be very high, in particular in order to promote demand for UMTS services or to subsidize UMTS-compatible handsets.

France Telecom cannot be certain that the demand for UMTS products and services will justify the related high costs. Low demand, or demand with weak growth, for UMTS products and services in markets where France Telecom offers them would adversely affect its financial results. The level of demand for UMTS products and services may be adversely affected by the launch of alternative technologies.

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

To the extent that France Telecom expects to generate significant cash flows from its wireless telephony subsidiaries, such as Orange and PTK Centertel, the failure by these activities to generate sufficient revenues could render France Telecom unable to meet its financing needs in relation to the development of UMTS or its other activities. Its financial condition and results may be adversely affected.

France Telecom recorded significant goodwill following the acquisitions it made between 1999 and 2002. Accelerated amortization of this goodwill may be required, which could have a material adverse effect on France Telecom’s results.

France Telecom recorded significant goodwill in connection with its acquisitions since 1999, particularly for the acquisitions of Orange, Equant and TP Group. Goodwill amounted to approximately €26 billion at December 31, 2004.

Pursuant to French generally accepted accounting principles, goodwill is amortized over a period determined at the time the goodwill is recorded. The value of the goodwill is reassessed annually and, when events and circumstances indicate that a decrease in value may occur, France Telecom amortizes this goodwill, particularly in the case of events and circumstances which involve lasting material adverse changes affecting the economic environment or affecting the assumptions and objectives that were used at the time of the acquisition. For example, France Telecom amortized its investments in Equant and in certain subsidiaries of Orange and Wanadoo in 2002, 2003 and 2004. France Telecom cannot guarantee that new events or unfavorable circumstances will not take place that would lead France Telecom to reassess the value of its goodwill and record additional significant exceptional amortization, which could have a material adverse effect on France Telecom’s revenues.

For further information relating to the exceptional amortization of goodwill, see “Item 5. Operating and Financial Review and Prospects – 5.2.3.8.2 Exceptional goodwill amortization” and “5.7.2 Information related to IFRS (International Financial Reporting Standards)”.

France Telecom’s technical infrastructure is vulnerable to damage or interruptions caused by floods, storms, fires, power outages, war, terrorism, intentional acts and other similar events. Technical network and information technology system failures may result in reduced user traffic, reduced revenues and harm to France Telecom’s reputation.

The occurrence of a natural disaster, such as the major storms in December 1999 that affected service in France at the beginning of 2000, or the flooding in southern France in 2002, and other unanticipated problems at France Telecom’s facilities or any other damage to or failure of its network could result in interruptions to its service. In 2000, such damage amounted to approximately €150 million. In certain circumstances, France Telecom has no insurance for damages to its aerial lines and must finance these damages itself. Information technology system (hardware or software) failures, human error or computer viruses could also affect the quality of its services and cause temporary service interruptions. Currently, there is an increased risk of failure of the information system due to the acceleration of the implementation of new services or new applications relating to invoicing and customer relations management. In particular, incidents may occur during the course of installing new applications or new software. France Telecom detected a slowing in the transit of some telephone traffic for around twenty-four hours between October 30 and 31, 2004 that disrupted several thousand calls. While the risk cannot be quantified, such events could result in customer dissatisfaction and reduced traffic and revenues for France Telecom.

The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in these countries.

France Telecom has invested in telecommunications operators in countries in Eastern Europe, the Middle East, Asia and Africa, particularly with respect to its activities in the “Orange” and “Other International” segments.

The political, economic and legal systems of the countries in these regions of the world may evolve in an unpredictable manner, as was the case in the Ivory Coast. Political or economic upheaval or changes of law may adversely affect the operations of companies in which France Telecom has invested, and may impair the value of these investments.

France Telecom is involved in enquiries, legal proceedings and disputes with regulatory authorities, competitors and/or other parties. France Telecom cannot guarantee that the outcome of some or all of those proceedings will not have a material impact on its results of operations or financial condition.

France Telecom’s position as the main operator and provider of networks and telecommunications services in France and one of the leading telecommunications operators worldwide, attracts the attention of competitors and French as well as European competition authorities. In addition, France Telecom is frequently involved in legal proceedings with its competitors due to its preeminent position in their market. The main proceedings in which France Telecom is involved are described in Note 29 “Litigation and claims” of the Notes to the Consolidated Financial Statements. France Telecom cannot guarantee that the outcome of some or all of those proceedings will not have a material adverse impact on its financial condition or results of operations.

The downgrading of France Telecom’s debt ratings in 2001 and in 2002 by rating agencies increased the cost of its debt. Although its ratings were increased in December 2002 as well as in 2003, 2004 and 2005, the downgrading of its debt rating could limit its ability to borrow and may increase the cost of access to financial markets.

In October 2001, the rating agencies that evaluate France Telecom’s debt downgraded their ratings on France Telecom’s short- and long-term debt. They continued to downgrade these ratings until mid-2002. According to the rating agencies, the downgrading of France Telecom’s ratings was due to doubts about France Telecom’s ability to carry out its debt reduction plan, due to both the deterioration of market conditions in the telecommunications sector and the difficulties encountered by France Telecom in its asset disposal program. The rating agencies have also expressed concern about the possible assumption by France Telecom of MobilCom’s debt. In this regard, France Telecom completed, in early 2003, the transactions contemplated by the “MC Settlement Agreement” with MobilCom” (see Note 22.3 “Provisions and other liabilities. MobilCom” and Note 26 “Non-refundable funds and equivalents” of the Notes to the Consolidated Financial Statements).

These ratings downgrades limited France Telecom’s access to financial markets at a time when it needed to meet significant debt repayments in 2003, 2004 and 2005 and increased the average cost of its debt.

A significant portion of the €12.8 billion debt outstanding at the end of December 2004 includes step-up provisions, i.e. provisions that will lead to the amendment of the interest rates or margins should the ratings of France Telecom change. The deterioration in the ratings of France Telecom in June and July of 2002 led to an increase in interest rates starting September 2002 for bonds denominated in U.S. dollars or in pounds sterling, and starting in February and March of 2003 for the other bonds (annual interest payments). The deterioration in the ratings of France Telecom that occurred in 2002 had a delayed impact on interest expenses, as illustrated by the increase in interest expenses of approximately €40 million in 2002, compared to €164 million in 2003.

Furthermore, France Telecom S.A.’s securitization programs require, where applicable, a rating above BB-. Finally, in the event of a ratings downgrade, certain derivative contracts and certain contracts related to lease transactions with third parties may be terminated or may require cash collateral to be given. France Telecom has already been required to give additional security cash collateral for certain of these contracts.

Following the announcement of the launch of the “Ambition FT 2005” plan (see “Item 4. Information on France Telecom – 4.2.1 ‘Ambition FT 2005’ Plan”) in December 2002, the rating agencies waited some time before re-evaluating their ratings for France Telecom, and from May 2003 they started to increase ratings. At March 1, 2005, the long-term debt ratings were A- with a positive outlook, Baa1 with a stable outlook and A- with a stable outlook by Standard & Poor’s Rating Services (“S&P’s”), Moody’s Investor Service (“Moody’s”) and Fitch Ibca, respectively.

The step-downs triggered by the successive improvements in France Telecom’s ratings in May 2003 by S&P’s, then in February 2004 by S&P’s and in March 2004 by Moody’s, made it possible to reduce interest expenses for 2004 by approximately €61 million as compared to 2003.

France Telecom cannot guarantee that its credit ratings will not be downgraded again by the rating agencies, particularly in the event that the “TOP” program does not produce the anticipated results or in the event France Telecom fails to reduce its debt.

France Telecom cannot guarantee that it will succeed in applying the measures adopted to reinforce or maintain its credit ratings. It also cannot guarantee that the rating agencies will deem the measures undertaken sufficient. In addition, factors outside France Telecom’s control, including factors relating to the telecommunications industry or specific countries or regions in which it operates, may affect the rating agencies’ assessment of France Telecom’s credit profile.

For information purposes, France Telecom believes that a decrease of one notch in its long-term debt rating by S&P’s and Moody’s would automatically increase its annual interest expense by approximately €43 million, based on its current level of indebtedness, and would also adversely affect its ability to access, and the conditions of access to, the financial markets.

France Telecom will adopt new accounting standards in 2005 that may have a material impact on its accounts and may render a comparison between financial periods more difficult.

In June 2002, the European Union (“EU”) adopted new regulations requiring all listed EU companies, including France Telecom, to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in their financial statements from January 1, 2005.

The IFRS norms may have a significant impact on important items in the accounts and balance sheet of France Telecom. For further information on the impact of IFRS norms, see “Item 5. Operating and Financial Review and Prospects – 5.7.2 Information related to IFRS (International Financial Reporting Standards)”.

3.3.2 RISK FACTORS RELATING TO THE TELECOMMUNICATIONS AND WIRELESS INDUSTRIES

The profound and permanent transformation of the telecommunications industry could render existing technology obsolete. A deficiency in France Telecom’s response to technological advancement could lead to the loss of customers or market share in the sectors in which France Telecom operates and could have an adverse impact on its revenues and financial results.

The telecommunications industry has experienced profound changes in recent years, and France Telecom believes that these changes will continue. If France Telecom fails to rapidly adapt, at a reasonable cost, its structure, business, networks and services to respond to the developments of the telecommunications industry and then expectations of its customers, it may be unable to compete effectively and its business activities, financial condition and results may suffer. France Telecom may be unable to appropriately anticipate the demand for certain technologies or may not be in a position to acquire or finance the necessary licenses and intellectual property rights in time. Further, new technologies that France Telecom chooses to develop may lead to significant costs and may not be as successful as planned. As a result, France Telecom may lose customers or market share or may be obliged to undertake substantial expenditure in order to retain its customers.

The intense competition of the telecommunications industry in Europe may strain France Telecom’s resources.

France Telecom faces intense competition in all areas of its business. In addition, certain competitors constitute or form part of major international telecommunications services groups.

For further information regarding competition within each of the business segments in which the France Telecom group operates, see “Item 4. Information on France Telecom – 4.6 Competition”.

In the fixed line telephony business in France, which has been open to competition since January 1, 1998, France Telecom faces competition that has created a dramatic reduction in rates, as well as a reduction in its market share. Recent regulatory changes, such as the unbundling of its local loop, the pre-selection of operators, number portability and access to the distribution frame, have increased the ease with which its customers can use the services of other telecommunications carriers instead of France Telecom’s services. In particular, with the introduction of carrier pre-selection at the beginning of 2002, France Telecom lost approximately 29% of its market share in the local call sector at December 31, 2004. France Telecom expects a further decrease of its market share and continued decreases of rates in the fixed line services in France, where it currently enjoys the greatest market share. In addition, according to France Telecom, an increasing proportion of calls that would previously have been made over the fixed line network are now being made on mobile telephones (“fixed-wireless” substitution). Similarly, telephone calls which had been carried via the switched telephone network, will increasingly be carried via Internet (“Voice over IP”), including over cable networks. The level of competition is significantly influenced by decisions of the ART, the French telecommunications regulator, which could make decisions that would lead to further rate cuts in the fixed line telephony business. For further information regarding regulatory decisions that could affect the level of competition, see “4.13.2 French regulations”. France Telecom also faces competition in the market for Internet and multimedia services, particularly in France. The Internet access market is experiencing increased competition and shifting usage patterns, particularly with the strong development of broadband, which exert a pressure that may be influenced by regulation, particularly in France. In France, the main competitors in respect of general consumers’ services (fixed line telephony, Internet, broadband) are Tele 2, Cegetel and 9 Telecom, and in respect of broadband Internet access, Free (Iliad Group), AOL, Tiscali and T-on-Line.

In addition, restructuring by certain competitors and overcapacity in the international transmissions sector could materially affect France Telecom’s results in the international transmissions business. If these conditions continue, they could adversely impact France Telecom’s results in this market. In the data transmissions market, Equant and Transpac, both subsidiaries of France Telecom, face intense competition. The success of the France Telecom group in this market will depend on the ability of Equant and Transpac to compete with the other large telecommunications operators, IP and data specialists and new entrants in this market, including operators from competing networks and suppliers of Internet services or other high value added services. France Telecom believes that the number of competitors, the vertical and horizontal concentration of this activity, the pressure on rates and the competition in terms of market share could increase in the future. The main competitors in respect of corporate customers’ are Cegetel, LD COM, MCI, Colt and BT / Infonet.

In the wireless telecommunications business, France Telecom faces intense competition in all of its principal markets (particularly in France and the United Kingdom) from existing and new market participants. France Telecom’s position in comparison with its competitors is mainly dependent upon rates, quality of service, variety of services offered, adaptation to customers’ needs and the nature of innovation. In France, the competing wireless operators are SFR (of which Vodafone is a minority shareholder) and Bouygues Télécom. In the United Kingdom, the main competitors are Vodafone, MMO2 and T-Mobile. In addition, in certain countries, and particularly in France and the United Kingdom, France Telecom must compete with new non-traditional operators that offer wireless communications services without maintaining their own networks (known as mobile virtual network operators). Although competition based on handset subsidies has diminished in France and the United Kingdom, competition based on rates, subscription options offered, coverage and service quality remains intense. As these markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention, which could lead to higher expenses for customer loyalty initiatives. Rates for wireless communications have been declining over the past several years and may continue to decline in France Telecom’s principal markets.

PagesJaunes faces competition in the printed directories market from editors that offer regional directories in France. The market for online directories remains highly competitive with many market participants.

Competition in any or all of France Telecom’s lines of business could lead to:

■	price and profits erosion for France Telecom’s products and services;

■	an inability to increase market share or a loss of market share;

■	loss of existing or prospective customers and greater difficulty in retaining existing customers;

■	more rapid deployment of new technologies and obsolescence of existing technologies;

■	the increase of costs related to investments in new technologies that are necessary to retain customers and market share;

■	increased pressure on France Telecom’s profit margins, preventing it from maintaining or improving its current level of operational profitability; and

■	difficulties repaying the debt it incurred to finance its acquisitions and strategic and technological investments if it cannot generate sufficient profits and cash flow.

If growth in the Internet and wireless businesses slows, France Telecom’s revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect its profitability.

In recent years, the growth in France Telecom’s revenues, at a constant exchange rate, has been due in a large part to the rapid expansion in its Internet and wireless communications businesses, in line with growth in the Internet and wireless markets in Europe.

For further information regarding trends in France Telecom’s revenues and its components in 2004 and 2003, see “Item 5. Operating and Financial Review and Prospects – 5.2.1.1 and 5.3.1.1 Revenues”, for 2004 and 2003, respectively.

If these markets do not continue to expand, particularly in France and the United Kingdom, France Telecom’s revenue may not grow or may even decrease, which in turn could affect its financial condition and results, in particular if the revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment were to decrease again.

For further information regarding Idate’s medium-term forecasts, see “Item 4. Information on France Telecom – 4.2.3 A growing market”.

Despite the current trend towards deregulation in France and other European countries, France Telecom continues to operate in highly regulated markets in which its flexibility to manage its business is limited.

France Telecom must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its fixed line, wireless and Internet networks and the provision of its products and services. It must also cooperate with agencies or other governmental authorities that regulate and supervise the allocation of frequency spectrums and that oversee the general competitiveness of the telecommunications market. Furthermore, France Telecom faces a number of regulatory constraints as a result of its dominant position in the fixed line telecommunications market in France, including certain obligations that lead to significant costs. For example, France Telecom is required to provide interconnection services to other operators on terms that must be approved by the regulatory authority, to provide local loop access at prices approved by the regulatory authority and to have its rates for fixed line voice telephony services approved by the regulatory authority prior to implementation. France Telecom believes that, in general, it fulfills the requirements imposed by the applicable regulations, but it cannot predict the any opinions that may be expressed by regulatory or judiciary authorities, which could be asked to review or which have already been asked to review France Telecom’s compliance.

Like other operators, France Telecom’s activities and operating income may be impacted significantly by legislative, regulatory or government policy changes and, in particular, by decisions made by regulatory authorities and competition authorities in relation to:

■	granting, modifying and renewing licenses;

■	rates or the possibility of extending activities to new markets;

■	network access for virtual network operators and other service providers; or

■	access to third-party networks.

Such decisions could significantly and adversely impact France Telecom’s financial results.

In France, following the adoption of the French law of July 9, 2004 setting out the new provisions of the French Postal and Electronic Communications Code, there are no longer any specific provisions in respect of France Telecom as such. However, the telecommunications regulatory authority (the ART) is required to draw up a list of the relevant retail and wholesale markets in which it can enforce remedies. Pending the findings of those analyses in 2005, France Telecom continues to be subject to essentially the same regulatory obligations as before with regard to the supply of the products and services in respect of which it has been deemed to hold a dominant position. France Telecom must still therefore comply with the obligation to provide interconnection services to other operators on terms and conditions that for 2005 are still to be approved by the ART, as well as the obligation to provide local loop access at prices approved by the ART, and the obligation to submit prices for fixed line telephony services for prior approval by the ministry which oversees these matters (in consultation with the ART) before implementing such prices.

On completion of the market analysis, the ART will be able to apply a range of obligations, relating to wholesale and retail services, to operators that have been deemed to exert a significant influence on the markets analyzed.

In this respect, it will be entitled to impose remedies on operators that exert a significant influence on the wholesale markets, such as the publication of a standard term offer, access to components of networks and related resources, and accounting separation for certain interconnection or access activities. With regard to retail rates, the ART will be able to prohibit bundling found to be wrongful, impose rates reflecting costs, or strictly contest the implementation of a rate. Therefore, the regulator possesses tools that could enable it to increase the burden of regulatory constraints on France Telecom.

In addition, the ART now possesses greater powers of control since it will be able to conduct on-site and document discovery (sur pièce) investigations in the context of carrying out its objectives, and for such purpose will have access to premises or means of transport used for professional purposes during opening hours or working hours, whereas previously these options were reserved for investigating criminal offenses only. Moreover, in the context of the exercise of its sanctioning powers, the ART will now be able to order protective measures without giving any prior formal notice. Where a breach is detected that might result in serious loss, it will be able to refer the matter to the President of the litigation division of the Conseil d’Etat who may order the operator to comply with the applicable rules and, where necessary, make the order subject to a penalty for non-compliance.

Overall, the regulatory, investigative and sanctioning powers allocated to the ART have been strengthened, which may have a material adverse impact on France Telecom’s business and results of operations.

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

For further information regarding regulations, see “Item 4. Information on France Telecom – 4.13 Regulations”.

Alleged health risks in relation to wireless communications devices could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations or litigation, that may have adverse effects on the financial results of France Telecom.

In some countries in which France Telecom conducts its wireless telephony business, doubts have been expressed as to the possible health risks to humans caused by exposure to radio-frequency emissions or electromagnetic fields emitted by mobile telephones and wireless transmitter sites, at exposure levels lower than the existing permitted thresholds.

While to date France Telecom is not aware of any substantiation of health risks associated with wireless telephony, actual or perceived health risks may have a material adverse effect on France Telecom’s results of operations or financial condition through a reduction in the number of customers, reduced usage per customer, exposure to potential litigation or other reasons. In the event that future evidence is considered to show that health risks do exist, the use of mobile phones could be subject to regulations which, for example, could limit emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on France Telecom’s operations and performance.

In 2002, several scientific studies were published in France. They came to the same conclusion, namely that there was no proof that exposure to radio-frequency fields emitted by mobile telephones or their base stations has a harmful influence on health. In April 2003, the Agence Française de Sécurité Sanitaire Environnementale (the “AFSSE”) issued an opinion on wireless telephony. That opinion indicated that there was no demonstrable risk involved in living near to a base station, and that there was no cause to invoke the “principle of precaution” (principe de précaution) in such respect. With regard to the use of mobile telephones, the AFSSE considered that the “principle of precaution” should be applied and again recommended that research be continued, taking into account the existing doubts regarding the biological studies. In October 2003, the French Health Ministry required wireless network operators to provide their customers with recommendations on the use of mobile telephones and information on the existing uncertainties relating to potential health risks. In April 2004, Orange France signed, together with other wireless operators and the Association of Mayors of France, a “Guide des bonnes pratiques” (good practice guide) for the installation of transmitter sites.

In the United Kingdom, a study on wireless telecommunications health issues conducted by the Independent Expert Group on Mobile Phones, known as the Stewart Report, reported that to date there is no evidence that suggests that wireless phone technologies pose a health risk for the general public. The Department of Health in the United Kingdom has nevertheless required that information be made available to customers so that they can make their own informed choices about how to use mobile phones. In the United Kingdom, Orange and other wireless network operators are promoting in-depth scientific research into wireless technology through the joint financing with the United Kingdom government of a research program. In 2004, scientific research publications continued to confirm the findings of the Stewart Report. Scientific research is still being carried out on this subject.

In 2005, publication of scientific research findings on these issues is expected. As indicated above, such publications may have a material adverse effect on France Telecom’s financial results or financial condition.

France Telecom cannot be certain that medical research in the future will dismiss all and any link between radio-frequency emissions and health risks.

3.3.3 RISK FACTORS RELATING TO FINANCIAL MARKETS

France Telecom’s business may be affected by fluctuations in exchange rates.

A significant portion of France Telecom’s revenues and expenses are accounted for in currencies other than the Euro. Over the course of financial years 2002, 2003 and 2004, the main currencies for which France Telecom was exposed to exchange rate risk were the pound sterling, the Polish zloty and the U.S. dollar. Where appropriate, France Telecom enters into derivative instruments to hedge underlying exposures to changes in exchange rates, but France Telecom cannot guarantee that these derivative transactions will effectively or totally hedge its risks. To the extent that France Telecom has not entered into derivative instruments to cover a portion of this risk, or if its strategy of using these instruments is not successful, France Telecom’s cash flow and revenues may be adversely affected. Derivative instruments are described in Note 20 “Exposure to market risks” of the Notes to the Consolidated Financial Statements.

For consolidation purposes, the balance sheets of France Telecom’s consolidated foreign subsidiaries are converted into Euro using the exchange rate at the end of the period, and their income and cash flow statements are converted using the average exchange rate for the period. The impact of such a conversion on the balance sheet and shareholders’ equity may be significant. From one period to another, fluctuations in the average exchange rate relating to a particular currency may significantly affect the reported revenues as well as the expenses incurred in such currency, as reflected in France Telecom’s income statement, which could significantly affect its financial results. For example, based on data for 2004, the theoretical impact of fluctuations in the exchange rate corresponding to a depreciation of 10% (in relation to the Euro) of all currencies in which the Group’s subsidiaries operate, would have resulted in a drop of 3.0% in consolidated revenues, 2.4% in operating income before depreciation and amortization and 1.9% in the “TOP” indicator of operating income before depreciation and amortization less tangible and intangible investments excluding licenses.

France Telecom’s business may be affected by fluctuations in the financial markets, including changes in interest rates.

In the ordinary course of its business, France Telecom is exposed to financial market risks, especially changes in interest rates. Where appropriate, France Telecom enters into derivative instruments to hedge underlying exposures to changes in interest rates, but France Telecom cannot guarantee that such derivatives transactions will effectively or completely hedge such risk. To the extent that France Telecom has not entered into any derivative instruments to hedge some of that risk, or if its strategy of using such instruments does not succeed, France Telecom’s cash flow and results of operations could be adversely affected.

The derivative instruments used by France Telecom are described in Note 20 “Exposure to market risks” of the Notes to the Consolidated Financial Statements. France Telecom’s exposure to market risks is described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk – 11.1 Exposure to market risks and financial instruments”.

The price of France Telecom’s shares may be volatile.

France Telecom S.A.’s share price may fluctuate due to a number of factors, including:

■	a change in France Telecom’s credit rating, or level of indebtedness or sales of assets;

■	changes in financial analysts’ recommendations regarding France Telecom;

■	changes in analysts’ forecasts regarding the markets in which France Telecom operates;

■	an announcement by France Telecom or one of its competitors regarding strategic partnerships, financial results, changes in capital structure or other important changes in activity;

■	the recruitment or departure of key employees; and

■	general stock market fluctuations.

Following the exchange offer for Orange shares completed in 2003, France Telecom held none of its own shares at December 31, 2003. It held none of its own shares at December 31, 2004.

In addition, the share prices of France Telecom’s listed subsidiaries, Equant, TP S.A., PagesJaunes and Mobistar may fluctuate. This could negatively impact the financial condition of France Telecom or its share price.

Future sales by the French State of its shares in France Telecom may impact France Telecom’s share price.

At December 31, 2004, the French State held, directly or indirectly through the intermediary of the ERAP, 42.25% of the share capital of France Telecom. Until January 2004, the French State had the legal obligation to hold more than 50% of the share capital of France Telecom. However, French law number 2003-1365 of December 31, 2003, relating to the public telecommunications service obligations and to France Telecom, allowed the French State to transfer its holding to private investors. In September 2004, the French State and the ERAP sold 10.85% of France Telecom’s share capital, which led to France Telecom being transferred to the private sector. In addition, in January 2005 the French State sold an additional 1.2% interest in capital to the employees under a reserved offer . If the French State decides to further reduce its shareholding in France Telecom, such a sale by the French State, or even the perception that such a sale is imminent, could have an adverse impact on France Telecom’s share price.

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

In order to participate in any general meeting, owners of shares registered in an account must have their shares registered in their name in a shareholder account maintained by France Telecom or on France Telecom’s behalf by an agent appointed by France Telecom by no later than 3:00 p.m. (Paris time) the day before the meeting. Owners of bearer shares must obtain a certificate (certificat d’immobilisation) from the accredited intermediary with whom the holder has deposited its shares, and the certificate must state that the shares are not transferable until the time fixed for the meeting. The owner must deposit this certificate at the place specified in the notice to convene for meeting by no later than 3:00 p.m. (Paris time) the day before the meeting.

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

Item 4. INFORMATION ON FRANCE TELECOM

4.1 HISTORY AND DEVELOPMENT

Formerly a part of the French Telecommunications Ministry, France Telecom S.A. was created as a public sector operator on January 1, 1991. Having subsequently been changed into a société anonyme (French corporation) under French law n° 96-660 of July 26, 1996, France Telecom S.A. is governed by French law on sociétés anonymes, subject to the specific laws that apply to it (see “Item 10 Additional information” and “Item 4.13 Regulations”). Its period of incorporation is 99 years, except where extended or wound up early.

France Telecom’s shares have been listed on the Eurolist of Euronext Paris S.A. and on the New York Stock Exchange (“NYSE”) since October 1997, when the French State sold 25% of its shares to the public and France Telecom employees (see “Item 9. The offer and Listing”). In September 2004, the French State sold 10.85% of the capital of France Telecom which resulted in the transfer of France Telecom to the private sector. As of December 31, 2004, the French State held, directly or indirectly, 42.25% of France Telecom’s capital. France Telecom’s registered office is located at 6, Place d’Alleray, 75015 Paris, and its telephone number is: + 33(0)1.44.44.22.22. France Telecom’s agent in the United States, France Telecom North America, is located at 1270 Avenue of the Americas, New York, NY 10020.

In recent years, France Telecom’s business and the regulatory and competitive environments in which it operates have undergone significant changes that have affected the structure of its revenues, as well as its business and its internal organization. All sectors of the telecommunications market in France were opened to competition as of January 1, 1998 (with the exception of the local communications sector which was opened to competition on January 1, 2002), whereas France Telecom previously had a monopoly on the provision of fixed line services. In addition, competition has evolved according to the decisions made by the French telecommunications regulator, the Autorité de Régulation des Telecommunications (the “ART”).

In the context of this deregulation and heightened competition, from 1999 to 2002 France Telecom pursued a strategy of introducing new services and accelerating its international development through external growth. By pursuing this strategy, France Telecom extended its activities towards new areas of telecommunications services, including wireless telephony, the Internet and data transmission services in France and internationally. Also as part of this strategy, France Telecom made many strategic investments (acquisitions, minority investments, UMTS licenses). In particular, it acquired Orange plc. in 2000, Global One and Equant in 2000 and 2001, acquired interests in NTL between 1999 and 2001, in the Polish operator TP S.A. in 2000 and 2001 and in MobilCom in 2000, and it acquired UMTS licenses in various European countries.

For the most part, these strategic investments could not be financed through equity, which resulted in a significant increase in Group debt and a downgrading of France Telecom’s debt rating by rating agencies.

Upon his appointment as the head of France Telecom on October 2, 2002, Thierry Breton immediately commissioned a team of experts to carry out a complete review of the France Telecom group’s businesses and financial situation (the “State of France Telecom S.A.” mission (“Mission Etat des Lieux”)).

Based on the results of this “State of France Telecom S.A.” mission and with effect from December 5, 2002, France Telecom launched the “Ambition FT 2005” Plan for the 2003-2005 period.

4.2 STRATEGY

4.2.1 “AMBITION FT 2005” PLAN

The France Telecom management team was reorganized at the end of 2002, firstly adopting a simpler organizational structure which clearly distinguishes the operating divisions and the central functions with responsibility for the whole Group, and secondly, by giving a greater degree of accountability to senior managers. This team is responsible for implementing the “Ambition FT 2005” Plan in order to fundamentally transform the France Telecom group, based on three major priorities:

■	“TOP”: a program to improve operational performances which strives to free up more than €15 billion in net cash generated by operating activities less net cash used in investing activities during the period from 2003 to 2005. This free cash flow will be allocated to reducing debt. In operational terms, “TOP”‘s goal is to attain a level of excellence in the performance of all processes of the company by 2005. See “Item 4.2.2 ‘TOP’ Program”.

■	“15+15+15”: a plan to strengthen the Group’s financial structure:

-	more than €15 billion in net cash generated through the “TOP” program and allocated to reduce debt, as described above;

-	€15 billion in additional equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding or approximately €9 billion;

-	€15 billion from refinancing the Group’s debt.

■	A strategy focused on customer satisfaction and integrated operational management of the Group’s assets which are leaders in their principal markets with strong brands such as France Telecom, Orange, Wanadoo and Equant. The Group will consider divesting itself of assets with weak strategic or financial positions, or those for which majority control is impossible. It will strive to develop strategic partnerships in areas that are not part of its core business and where it cannot attain critical mass on its own.

These three initiatives will be implemented in parallel, with the objective of gaining greater strategic and financial flexibility and achieving a net financial debt/operating income before depreciation and amortization (see “Item 5.9 Non-GAAP Measures and Financial Glossary”) ratio of between 1.5 and 2 by the end of 2005.

Confidence in France Telecom’s management and the credibility of the announced plan made it possible to refinance debt over the period from December 2002 to February 2003 in an amount of more than €14 billion.

As the financial pressures in the short term have decreased and the preliminary results of the “TOP” program have exceeded its initial objectives, the Group was able to increase its share capital by almost €15 billion on April 15, 2003. France Telecom’s liquidity crisis has therefore been resolved and its equity capital position has been strengthened.

The implementation of the “TOP” program has enabled substantial cash flows (free cash flow) to be generated in 2003 amounting to €6.4 billion excluding asset disposals. As a result of anticipated results being exceeded since 2003, France Telecom has generated new margins for maneuver such that it has decided to increase its efforts in terms of innovation and to launch a new growth initiatives program called the “TOP Line” program. See “Item 4.2.5.1 Accelerating the momentum of growth and integration”.

In line with the strategy defined in the “Ambition FT 2005” Plan, France Telecom launched a public exchange offer (offre publique d’échange) in September 2003 and subsequently in November 2003, a tender offer (offre de retrait) followed by a compulsory purchase of Orange S.A. shares it did not already hold. On completion of such operations and since April 2004, France Telecom has held 100% of Orange S.A.’s share capital.

In February 2004, with a view to integrating the Wanadoo access and portal services into France Telecom and improving the Group’s position in the broadband market, France Telecom launched a public share exchange tender offer (offre publique d’achat et d’échange) for the Wanadoo S.A. shares it did not already hold, and subsequently in June 2004, a tender offer followed by a compulsory purchase. On completion of these operations and as of July 2004, France Telecom held 100% of Wanadoo S.A.’s share capital. Wanadoo S.A. and Wanadoo France, which principally acted as Internet access providers, were merged into France Telecom in September 2004.

In total, these operations resulted, at the level of cash flows for 2004, in a €2.8 billion investment to repurchase the minority interests in Orange and Wanadoo.

Moreover, the shares in PagesJaunes S.A., whose business falls within the Directories sector, were listed and admitted to trading on the Premier Marché (now Eurolist) of Euronext Paris in July 2004. That operation enabled France Telecom to realize, in July 2004, income from asset disposals of €1.4 billion. As of December 31, 2004, France Telecom held 62.0% of PagesJaunes S.A.’s capital (see “Item 5.7.1 Subsequent Events”).

In 2004, free cash flow, excluding asset disposals (see “Item 5.9 Non-GAAP Measures and Financial Glossary – Use of Non-GAAP Measures”), amounted to €2.9 billion. This amount takes into account the impact of the repurchase of minority interests in Orange and Wanadoo (€2.8 billion) and the exceptional payment of €2 billion in connection with payment of the Equant contingent value rights.

The improved performance under the “TOP” program will remain a major priority in the coming years.

Moreover, the Group continues to streamline its asset portfolio as planned. Some non-strategic assets were sold in 2003, including Casema, Eutelsat, Wind, CTE (Salvador) and Telecom Argentina. During 2004, the following shareholdings or subsidiaries were sold: a 28% shareholding in the capital of NOOS, a decrease from 49% to 10% of the shareholding of BITCO (Thailand), Orange Denmark, a 49% shareholding of Radianz (a subsidiary of Equant) and the disposal of 3.3% of the capital in STMicroelectronics.

The disposals relating to NOOS and BITCO were made for a symbolic amount. The other disposals (principally Orange Denmark, Radianz and STMicroelectronics) produced overall income of €1.3 billion.

In addition, France Telecom undertook in 2004 to sell France Telecom Câble and its cable networks, which required various approvals to be obtained, as well as its residual indirect 36% interest in TDF. This transaction was finalized at the end of January 2005.

Overall, in connection with the “Ambition FT 2005” Plan, France Telecom was able in 2003 and 2004 to reduce the level of net debt and improve the ratio of net debt to operating income before depreciation and amortization (see “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Financial Glossary”), in line with the target level for a ratio of less than 2 by the end of 2005 (see chart below). France Telecom has specified its objective of reducing net financial debt, based on French GAAP, by at least €30 billion between the end of 2002 and the end of 2005.

	2004	2003	2002
Net financial debt (in billions of €)(1)	43.9	44.2	68.0

Operating income before depreciation and amortization (in billions of €)(1)	18.3	17.3	14.3

Ratio of Net financial debt to Operating income before depreciation and amortization	2.41	2.55	4.56

(1)	See “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Financial Glossary”

This ratio is established and based on French GAAP, and net financial debt at December 31, 2004 takes into account the consolidation in 2004 of certain items previously shown off-balance sheet (Tele Invest and Tele Invest II, which respectively held 10% and 3.57% of the Polish operator TP S.A.’s capital, and the vehicles used in the context of receivables securitization programs, amounting to a total of €3.7 billion).

For reference purposes, the following chart sets out an analysis of cash flows for the financial years 2002, 2003 and 2004.

Cash flow (in millions of Euro)	2004	2003	2002
Net cash provided by operating activities	12,818	11,322	11,839

Net cash used in investment activities(1)	(5,564)	(3,737)	(11,514)

Net cash provided by operating activities less net cash used in investing activities (Free cash flow)	7,254	7,585	325

Change in short-term marketable securities(2)	(1,601)	1,833	0

Free cash flow, excluding the change in short-term marketable securities(2) (3)	5,653	9,418	325

Proceeds from asset disposals	(2,716)	(3,046)	(1,436)

Free cash flow excluding sales of asset disposals	2,937	6,372	(1,111)

(1)	In 2004, investment transactions include, in particular:

-	€2,015 million for the repayment of the Equant CVR; and

-	€2,842 million in connection with the repurchase of minority interests in Orange (€469 million) and Wanadoo (€2,373 million).

(2)	Investing net cash in SICAVs (short term marketable securities) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short term marketable securities are nevertheless considered as cash and included in this amount (see “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Use of Non-GAAP Measures”).

(3)	See “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Use of Non-GAAP Measures”

For more information on changes in net financial debt and cash flow, see “Item 5.4 Financial debt and capital resources, liquidity and cash-flows”.

4.2.2 “TOP” PROGRAM

France Telecom’s return to a healthier financial situation depends above all on improvements in its operational performances. The “TOP” program is France Telecom’s plan for improving its operational performance. It strives to enable the France Telecom group to achieve optimal levels of performance for each of its activities by 2005 and to generate more than €15 billion in free cash flow over the period from 2003 to 2005, which will be allocated to reducing debt.

Since the beginning of 2003, France Telecom has been positioning itself to complete this program. Each member of the Executive Committee is responsible for one program. Each program is broken down into projects. Each operating division therefore manages a certain number of projects specific to it.

There are also cross-company projects that encompass the different functions of the Group. These are programs concerning purchasing, investments, general overheads, working capital requirements, the information system, research and development, communication expenses, logistics and real estate.

A central steering unit, initially reporting to the Chief Financial Officer, and which has become a Division in its own right since April 2004, provides the operational divisions with support to help them achieve their objectives, ensures the coherence of the whole of the “TOP” program, organizes reporting and informs the Executive Committee of any deviations. It proposes, where necessary, corrective measures or the launching of new projects.

Along with those working directly on the projects, all of France Telecom’s employees have been mobilized to become involved in the “TOP” program. France Telecom’s executives have a major role in mobilizing their teams. To emphasize their responsibility for the success of the program, the Executive Committee has decided to base the variable part of managers’ salaries principally on the results of the “TOP” program. In addition, in order to increase France Telecom’s reactivity and to accelerate its rhythm, the target results and budgets of all the divisions and functions, as well as the variable part of their managers’ salaries, are redefined every six months.

During the launch phase, at the beginning of 2003, priority was given to activities that would provide rapid results (for instance, the reduction of general overheads: reduced usage of external consultants and temporary employees, a new travel policy, reduction of communications expenses). The projects then entered, from the beginning of 2004, the deployment stage entailing a restructuring of processes, a systematic attempt to share resources and the implementation of synergies with the goal of increasing the Group’s operational performance on a long-term basis.

The main “TOP” Program projects

The following are examples of the most significant projects in the “TOP” program:

■	In connection with purchases, the “TOP Sourcing” project has dealt with more than €9 billion in purchases relating to 80 categories of purchases. This resulted in the reduction of the portfolio of the suppliers concerned by nearly 70% and led to savings of more than €700 million for 2003; the figure for 2004 is estimated at around €1,700 million. The target is to achieve savings of €4 billion over the period from 2003 to 2005 (see “Item 4.9 Suppliers”).

■	In relation to investments, the establishment of corporate governance mechanisms, such as the investment committees, has allowed investments in productivity and growth programs to be prioritized. Investment expenditure was focused on growth sectors, such as the development of ADSL and investments in the 2G and 3G wireless sector. Thus, the Group’s level of investment will ensure long-term growth in key sectors.

■	In order to quickly reduce the level of operational expenses, excluding depreciation and amortization, savings were produced from external expenses, due in particular to “life-style” reductions (a new strategy concerning expenses related to travel, consulting and temporary work). The actions taken by the “savings trackers” network and the spread of best practices further contribute to more efficient management.

■	The “reengineering” of operational processes and the internalization of activities that were previously outsourced allows for a better optimization of resources and a more efficient control over costs. Examples include the streamlining of access costs at Equant, the streamlining of international traffic delivery at Orange in the United Kingdom, the improvement of maintenance operations on the fixed line network in France and the streamlining of the information system of Orange France. Furthermore, certain “lean management” programs have been put in place in connection with network intervention; subsequently, this measure has been deployed in the customer on-site assistance units (unités d’intervention), in particular by making use of portable tools (outils nomades) to optimize the technicians’ rounds. Transpac also used this method. In connection with networks, Networks Planning Groups (NPG) have been set up in 10 countries to optimize investments and network operating costs.

■	With regard to information systems, actions undertaken within the framework of the “TOP” program since the beginning of 2003 have been continued, and emphasize increasingly those projects that align information systems with the integrated operator strategy.

Information system expenses for the Group (part of operational expenses excluding depreciation and amortization of tangible and intangible investments) were maintained in 2004 at a level similar to that for 2003 (an increase of 3%), itself a reduction of 20% as compared to 2002. Taking into account the growth in revenues, the ratio of information system expenses to revenues fell very slightly.

Under “TOP”, a specific convergence program was launched with regard to information systems and networks, entitled “TOP IT&Network (IT&N)”. At the beginning of 2004, the “Free Oxygen” exercise made it possible to reallocate nearly €80 million in information system investments towards convergence projects and information systems for new services such as ADSL television or Voice over IP. In order to direct the convergence of information systems at the Group level, “IS alignment committees” decide on the priorities for the convergence of business and information systems for the main functional areas, as well as the major phases for such convergence. These committees reviewed the four main areas of application in 2004: CRM (customer relationship management), invoicing, delivery of services and network management.

Simultaneously, the concentration and reduction in the number of projects at France Telecom S.A. continued (a decrease of 10% in 2004 as compared to 2003) and 4% of the projects already in place at France Telecom S.A. were stopped or frozen in 2004.

The concentration of calculation centers has increased substantially (the number of calculation centers in France decreased by 30% in 2004 and the program was launched elsewhere in Europe, particularly in Poland). The program will continue in 2005, especially in relation to Orange. The consolidation of facility management in France, particularly between France Telecom S.A. and Orange France, has continued, and the rate of standardized computer workstations exceeded 80% in France.

■	The priorities of the project to decrease working capital requirements are to reduce receivables and inventories and to control supplier debts. Based on operating working capital requirements of €4.5 billion in 2002, the reduction in working capital requirements (see “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Financial Glossary”) was €1.3 billion in 2003 and €0.7 billion in 2004, i.e. an aggregate of €2 billion by the end of 2004 compared with the objective to decrease operating working capital requirements by €1.5 billion for the entire period from 2003 to 2005.

Main Group-wide transformation programs

During the first half of 2004, to strengthen responses to changes in customer requirements, in the first instance, as well as to accelerate the synergy of the various Group business segments, the “TOP” projects were restructured into four main Group-wide transformation programs based around four themes: Marketing and Branding, Customer Facing, IT&Network (IT&N), and Support Functions.

■	The aim of the “Marketing and Branding” program is to develop the integrated operator strategy through a marketing and branding policy based on the convergence of products and services. It defines converging products and services, the branding structure for the entire Group, and customer segmentation. It contributes towards establishing the Group’s customer relations policy.

■	The “Customer Facing” program is the transformation program for the Group’s customer relations policy. Its goal is to set up a single customer relations policy for the integrated Group and to achieve excellence in this domain. It aims to offer superior quality of service, simplify access to products and services, develop a deep understanding of the client, reduce the time involved in bringing products and services to market while minimizing the costs of distribution and service channels.

■	The “IT&N” program develops solutions for networks and information systems and provides a framework for the integrated operator by promoting the development of new converging services. The objective is to improve the services offered to customers and thus provide France Telecom with a competitive edge. It aims to extract maximum benefit from the synergies within the Group in relation to information system applications, service platforms, network operation and purchases from other operators. It also establishes the Group governing principles applicable to both networks and information systems.

■	The “Support Functions” program allows the support functions (Human Resources, Finance, Communications, Legal, Real Estate, Purchasing, Supplies, Logistics) to guarantee coherence within the Group, while minimizing costs. Their goal is to provide services to the operating divisions while striving to pool services, achieve excellence and act as a business partner on a daily basis by contributing their expertise. The program defines a target structure for those functions based, in particular, on examples taken from other groups of a similar size and whose activities resemble those of France Telecom. It closely analyzes the key procedures required in terms of efficiency, speed and cost. Finally, it determines the action plans needed to develop skills in such areas.

■	At the close of 2004, a fifth program, “Innovation Everywhere”, was launched for the purpose of encouraging innovation throughout the Group apart from Research and Development, technology and marketing. The aim of the program is to showcase management and results of innovation within the Group, add to existing activities, make managers more accountable with regard to innovation, encourage and value innovative behaviors in all areas and propose, experiment with and implement new methods.

For a detailed analysis of the “Results of the “TOP” Operational Improvements Program”, see “Item 5.1.2.2 (see also “Item 3.3.1 Risk Factors Relating to France Telecom’s Business – The ‘TOP’ Program may not achieve the expected results”).

4.2.3 A GROWING MARKET

France Telecom’s strategy is a response to the climate of change in the telecommunications service sector, which is a growing market underpinned by a high rate of innovation and use of new technologies.

According to EUROSTAT estimates, the proportion of Gross Domestic Product or GDP represented by overall telecommunications expenditure (services and equipment) has tended to stabilize in recent years, which would indicate that telecommunications service activities are growing at a rate comparable to that of GDP.

	2004	2003	2002
European Union (15 countries)	3.2%	3.2%	3.1%

Germany	3.0%	3.0%	2.9%

France	2.5%	2.5%	2.6%

United Kingdom	3.7%	4.0%	3.3%

Italy	3.2%	3.2%	3.1%

Japan	4.3%	4.3%	4.3%

United States	3.9%	3.3%	3.4%

Source: EUROSTAT “structural indicators “, 2005.

Annual data regarding expenditure on material, equipment, software and other services relating to telecommunications, as a percentage value of GDP (gross domestic product).

Trends in the world market

The world market for telecommunications services, valued at $1,098 billion by Idate, grew by 6% in value in 2004 compared to 6.6% in 2003. Based on forecasts for the coming years, growth is expected to continue at an annual rate of approximately 5% between now and 2008 (source: Idate).

The momentum of the sector is mainly driven by Internet and data services (14.4% increase in value in 2004 and an expected annual 12.1% increase for the period from 2005 to 2008), and wireless telephony (12.6% increase in value in 2004 and an expected 7.7% increase annually for the period from 2005 to 2008). The number of mobile telephones in service exceeds the number of fixed lines. In 2004, there were 1.6 billion mobile telephones compared to 1.2 billion fixed telephone lines throughout the world (Idate estimate).

Steady growth in Europe

In 2004, the European market continued to grow more quickly in value than the North American market (4.1% increase compared to 2.3% increase, according to Idate). Idate believes that this trend should continue in 2005 (3.5% increase in Western Europe compared to a 2.5% increase in the United States). Wireless telephony has become the sector’s biggest segment in Europe with 52.4% of the market in 2004 (46% in 2003). The continued growth of wireless services will be spurred on by higher speed services (GPRS then UMTS) along with the arrival of new services (MMS, content), with expected growth of more than 4.4% in value per year between 2005 and 2008. However, the Internet and broadband should remain the most dynamic segment with an average growth rate estimated at 8.4% per annum between 2005 and 2008 for all five principal Western European countries (source: Idate).

Germany and the United Kingdom are still the biggest markets in Europe (with 21.7% and 17.1% of the Western European market, which included 17 countries), followed by France and Italy (with 14% and 13.3% respectively) (source: Idate).

4.2.4 FRANCE TELECOM’S STRATEGIC VISION

France Telecom has a complete portfolio of activities, including fixed line, data, wireless and Internet services, covering all customer segments (consumers, small and medium sized businesses, multinationals) and all types of usage (personal, domestic and professional) in most situations (home, office, mobile).

France Telecom intends to take advantage of its position as leader in France and Poland and its leading positions in the United Kingdom by number both of wireless customers and personal Internet users, as well as in Europe in these same areas. France

Telecom’s strategy consists in using these major strengths to achieve profitable growth based on the new model for the telecommunications industry, as explained below, while implementing the integrated operator model.

4.2.4.1 A NEW TELECOMMUNICATIONS INDUSTRY MODEL

During the recent period of development of new methods of communication and the gradual process of learning to use them, customers have had to adapt to extremely fragmented services. This is linked to the fact that the telecommunications industry is still compartmentalized among fixed line, wireless and Internet services. The terminals in each case are different, the service platforms independent and customers have to manage these differences on their own:

■	customers are required to use several mailboxes (fixed, wireless, Internet) and several address books (stored in the memories of their fixed lines, wireless phones and Internet messaging systems);

■	several “identities” are required for the services (telephone numbers, e-mail addresses);

■	applications can be incompatible with those of their contacts (as is currently the case with instant messaging programs); and

■	there are numerous online payment methods, which are not universally accepted by businesses.

France Telecom believes that these integration issues reduce customers’ ease of use and impede the optimization of efficiency gains from the increasingly numerous and sophisticated services and tools, resulting in a risk of a slowdown in market growth. France Telecom wants to anticipate the structural changes in the industry and introduce a new model for providing its customers with telecommunications services. This means integrating networks and services in order to offer customers a single set of services regardless of the network, platform or terminal they use. Customers need to be offered terminals that are ergonomically simple and familiar. The integrated offer that meets this strategic vision will, for example, include:

■	single sign-on points;

■	messaging services that can forward messages to each other according to the customer’s instructions;

■	notification that an address book contact is present and available; and

■	access to services on any access network or terminal.

This would be a major change in model which will allow customers to define and personalize their services. The services would then become multi-access. The focal point then shifts from the network to the user: the customer is at the center of his own network.

Several technological breakthroughs will encourage this revolution:

■	Widespread use of the IP protocol on all networks

The IP protocol will be the means for a greater degree of inter-operability between the various networks and types of services. This will begin to challenge the “silo-based” structure of the present networks (fixed line voice, fixed Internet and wireless) each formed from specialized terminals accessing dedicated services using separate infrastructures and platforms. It will be possible to make terminals, then platforms and services and large parts of the networks common to the various categories of services.

■	Widespread use of broadband

Technologies such as ADSL, Wi-Fi, gigabit Ethernet and UMTS currently offer very high speeds on all fixed or wireless networks at a competitive price.

In parallel, developments in customer terminals, such as multimedia PCs, digital cameras and camcorders, multimedia mobile phones with built-in cameras and game consoles, are leading to the need to exchange very high volumes of data, which require high speeds to provide satisfactory ease of use.

■	Mobility everywhere

Technology now satisfies the expectations of continuous personal communication capacity: the speed and functionality capacities of wireless networks will be considerably extended by the commissioning of UMTS while local wireless technologies (Wi-Fi) are being introduced.

■	Innovative multi-access terminals

With the appearance of innovative terminals equipped with multimedia facilities, built-in storage and operating systems, services can be made increasingly independent of the type of terminal. In parallel, technical solutions make it possible to connect various types of terminals to different types of networks. For example, a wireless phone can be connected to a fixed line network through Bluetooth, a PC can be made wireless through GPRS/UMTS or Wi-Fi, and a television can be connected by ADSL.

Domestic networks will play a major role in this greater flexibility in the allocation of services to terminals and of terminals to networks.

■	Open systems facilitating inter-operability of networks

The inter-operability of networks will be made easier, not just by the widespread use of the IP protocol by the networks themselves, but also by the implementation of open platforms such as authentication platforms and transaction platforms, with Application Program Interface (API) and very flexible activation mechanisms such as web services.

France Telecom has introduced major innovations in order to make this transition from the “old world”, structured around narrowband fixed line access, broadband Internet access, wireless access and data transmission networks, towards a “new world” that will be organized around personal usage, domestic usage and corporate communications services.

In terms of the evolution in the telecommunications industry, these technological advances lead to a convergence of the businesses of Internet access providers and telecommunications operators.

■	Evolution of the business of Internet access providers and telecommunications operators

After the introduction of the Internet, when Internet access providers sought, above all, a “media” economic model which develops clientele through online publicity and e-commerce, it is now clear that Internet access providers must integrate their business activities with those of telecommunications operators in order to profit together from broadband services by offering:

-	new, advanced Internet services (online games, photo albums, image communications);

-	image services (Television through ADSL, video-on-demand);

-	advanced telephony services (personal communications, videophone); and

-	advanced wireless services (Image messaging, videophone, UMTS).

Broadband access is also transforming telecommunications operators whose goal is to provide new services, such as games, Voice over IP, videophone, television or a secured Internet connection for households.

These two evolutions in the business of Internet access providers and telecommunications operators lead clearly to a common development strategy for services, based on the spread of broadband access in order to meet these converging needs.

4.2.4.2 FRANCE TELECOM ADOPTS THE MODEL OF AN INTEGRATED OPERATOR

France Telecom is adapting its strategy to the new model of the telecommunications industry. The strategy, based on the model of the integrated telecommunications services operator, is structured around the following poles:

■	In terms of business activity areas, the core areas will now be wireless services and broadband access services, providing multi-service offerings;

■	In terms of services, the three services of the Group are the following:

-	“Personal services”;

-	“Home services”;

-	“Enterprise services”.

■	In terms of organization, the Group was restructured in March 2004 (see “Item 4.3.2 Structure of the France Telecom group”) with the creation of five operating divisions (Enterprise Communications Services, or “Enterprise”; Home Communications Services, or “Home”; Personal Communications Services, or “Personal”; Sales and Services France; International) and in 2004 it repurchased the minority shareholdings of Orange S.A. and Wanadoo S.A, merged Wanadoo S.A. and Wanadoo France into France Telecom S.A., and effected the IPO of PagesJaunes (62% of which was held by France Telecom S.A. at December 31, 2004).

■

The integrated operator’s model is primarily based on the establishment of an integrated and efficient network and information system in terms of cost and quality of service. In connection with information systems, following an initial phase of streamlining and simplification under the “TOP” program in 2003 and 2004, the convergence of the information system is in the process of being completed due to the alignment of billing procedures for online content and customer relationship management (CRM) procedures as well as the consolidation of infrastructures and data processing centers. In connection with networks, following an initial stage of converging fixed line and wireless telephony in the transportation networks, which allowed voice traffic to be carried on a single-circuit switching network and data traffic on a unified ATM packet network, the new infrastructures being developed will allow voice and data traffic to be carried on the same infrastructure, which will lead to a reduction in investment and operating costs.

■	In addition, in its role as integrated operator France Telecom relies on:

-	a focus on Research and Development, innovation and content aggregation, which affects all the customer and network divisions, in order to make available to the Group’s customers, at the most opportune moment, products and services that represent cutting-edge technical and commercial innovation;

-	a sales and services force that constitutes a single interface for customers and promotes innovative services while simultaneously minimizing costs through the pooling of services (call centers and customer services),

-	support functions (Human Resources and Finance) that ensure coherence at the Group level, while also minimizing costs.

■	Through its customer divisions (“Personal”, “Home” and “Enterprise”), France Telecom, as an integrated operator, is gradually putting in place a unified segmentation of its customer base. It is developing and offers its customers services based primarily on its core activities: wireless technology and broadband, by exploiting the results of group-wide projects designed to offer greater ease of use and total fluidity between various networks (see “Item 4.2.5.1 Accelerating the momentum of growth and integration: The “TOP Line” program”).

■	Finally, France Telecom is implementing outside France (with priority given to strategic countries such as Poland and the United Kingdom) the methods, techniques and services that it has developed in France in connection with the integrated operator model.

See “Item 3.3.1 France Telecom’s strategy of profitable growth is based on the implementation of the integrated operator model”.

4.2.5 IMPLEMENTING FRANCE TELECOM’S STRATEGY

In order to implement its profitable growth strategy based on the new model for the telecommunications industry, France Telecom will first make use of the transformation undertaken in order to achieve operational excellence.

This is the purpose of the “TOP” program, which is not just a cost-cutting program, but strives to improve France Telecom’s operational performance (efficiency of working practices, excellence in operations and excellence in customer relations) and fundamentally transform the company with a view to implementing the integrated operator model.

On this basis, France Telecom intends to use its first-class portfolio of assets, its innovation potential and its strategic partnerships to successfully implement its integrated operator model and accelerate the momentum of growth. See “Item 4.2.5.1 Accelerating the momentum of growth and integration”.

This profitable growth strategy is naturally defined for each market or type of service and for international operations. See “Item 4.2.5.2 Main actions for implementing France Telecom’s strategy”.

4.2.5.1 ACCELERATING THE MOMENTUM OF GROWTH AND INTEGRATION

In the second half of 2003, France Telecom launched a growth initiatives program called “TOP Line” to accelerate the momentum of growth. In order to sustain this momentum, France Telecom is mobilizing its innovation and R&D potential, relying on strategic partnerships and implementing the model of an integrated operator.

The “TOP Line” program

The “TOP Line” program includes about 50 growth initiatives projects under the responsibility of the operating divisions and 13 cross-company projects striving to develop and launch new services. A member of the Executive Committee is responsible for each project. Some projects will allow France Telecom to work better as an integrated group while other projects relate to innovations that France Telecom will be launching in specific areas such as personal communications, new broadband services, and implementation of company-wide networks.

The priority for personal communications is to develop applications offering greater ease of use and total fluidity between the various networks. Five projects are being conducted with the goal of offering customers new services:

■	management of identity and sign-on procedures independent of the access network (cross-company project: identity/sign-on);

■	a single address book that can be used from any terminal or service (cross-company project: address book);

■	notification that an address book contact is present and available (cross-company project: contact (présence));

■	ability to contact someone on their chosen network or terminal regardless of which network or terminal they are being contacted on (cross-company project: availability); and

■	simple and universal payment systems (cross-company project: payments).

In the new broadband services field, France Telecom is investing in its network to offer more services to view and communicate still and moving images: ADSL television, photo and video albums, personal telephony, video conferencing and video-on-demand. These services relate to the following cross-company projects: multi-service ADSL, Home Gateway (implemented in 2004 under the name “Livebox”), Videophone, Voice over IP, DRM and Content aggregation.

For the corporate sector, innovations developed by France Telecom will allow employees on business trips to access the whole of their company’s information system, messaging system and applications, with the same degree of security that they have in their offices. France Telecom is also extending its activities to the operation of internal corporate networks in order to relieve companies from a considerable increase in the operational workload. Due to widespread use of IP, companies will feel the benefits of the gradual removal of the fragmentation between private networks and public networks. Lastly, France Telecom will offer full network management services to companies on a more frequent basis.

Mobilizing the Group potential for innovation and R&D (see “Item 4.7 Research and development”)

This strategy of quickly developing its services is mobilizing the Group’s innovation and R&D potential in all the main areas of communications technology:

-	Network technologies: very high speed transmission on fixed line networks, optimized use of the Hertz spectrum, new generations of IP networks;

-	Functional middleware: communications middleware (identity, presence, localization, contact list, profile management), security technologies, payment mechanisms, technologies to manage conditional access and rights; and

-	Application middleware: development, integration and distribution of applications; development interfaces (“API”), home gateways, home networks, image processing.

All this expertise is accessible to all the France Telecom companies and provides them with a competitive advantage.

Innovation is therefore one of the Group’s main priorities. Accordingly, France Telecom will be increasing its R&D efforts. In terms of operational expenses before amortization and depreciation plus tangible and intangible investments, these efforts should represent about 1.5% of the consolidated revenues of the Group in 2005 as compared to approximately 1.3% in 2004 and approximately 1.1% in 2003.

Partnerships to develop new services and emphasize France Telecom’s individuality

France Telecom intends to remain focused on its core business: network deployment and operation, development and marketing of its network services and end-to-end connection services, in all fixed line or wireless technologies, all technical protocols and in all configurations of use whether in public or private networks. In addition, a fundamental aspect of France Telecom’s expertise is to assist customers in using its networks and services by providing the consulting and integration services required.

France Telecom intends to rely on strategic partnerships to create a competitive advantage, or to integrate new technologies where a critical size to develop these advantages could not be achieved alone. The priorities of the strategic partnerships will be in four areas:

-	networks and information systems support technologies;

-	terminal equipment (for example in the wireless sector with signature devices developed by suppliers according to ergonomic specifications defined by Orange);

-	content (for example with regard to new offers on ADSL); and

-	distribution channels, in order to increase sales, develop customer loyalty and make it easier to learn how to use these new services.

4.2.5.2 MAIN ACTIONS FOR IMPLEMENTING FRANCE TELECOM’S STRATEGY

The Group’s strategy of profitable growth consists of basing its development on the satisfaction of the customers’ needs and expectations in three main areas:

■	“Personal services”, essentially consisting of wireless services. In this area, the key to France Telecom’s strategy is reinforcing the growth of personal communications services through an intimate knowledge of customers’ needs, with a view to offering them the services that interest them to make the best of multimedia applications. See “Item 4.2.5.2.1 Reinforcing the growth of personal communications services (“Personal services”)”.

■	“Home services”, provided predominantly in the customer’s home. The key strategy of the Group in this area consists in enhancing such services through broadband (see “Item 4.2.5.2.2 “Enhancing home communications services (“Home services”) through broadband”).

■	“Enterprise services”, whose goal is to satisfy the totality of the needs of companies through better solutions that combine both performance and innovation, in France and internationally (see “Item 4.2.5.2.3 Development of enterprise communications services (“Enterprise services”)” and “Item 4.2.5.2.4 Equant’s successful integration”).

This strategy is implemented internationally, mainly through internal growth and a focus on the most promising assets, in particular, the strategic asset constituted by the Polish operator, TP Group (see “Item 4.2.5.2.5 International strategy”).

4.2.5.2.1 Reinforcing the growth of personal communications services (“Personal services”)

In increasingly competitive markets, the personal communications services (or “Personal services”) division, which encompasses the entire Orange subsidiary, aims to reinforce its growth through three methods: intimate knowledge of the customer’s requirements, new services available in wireless broadband, and strengthening of the Group’s excellent operational performance by way of integration and convergence of services.

In depth knowledge of customer needs: Offering a unique and differentiated experience

After the pragmatic development of networks, winning and securing the loyalty of the best customers and improving performance, the “Personal” strategy is focused on a sales and marketing approach that is as close as possible to customer requirements. Orange’s goal is to increase the average revenue per user in terms of both voice and multimedia services and to continue its strategy of obtaining and retaining customers by focusing on the most valuable markets.

In order to achieve this, the “Personal” division applies a standardized segmentation strategy based on analysis of customer needs in all countries in which the division operates. It enables the specific range of needs of each customer to be taken into account, from the definition and specification of handsets to the services offered. Together with portable handset manufacturers, in 2004 the “Personal” division thus developed an exclusive range (“Orange Signature”) with optimized ergonomics to facilitate the use of multimedia services. More than 20 exclusive “Signature Devices” handset models have been launched on the market. They represented more than 25% of new handsets sold in 2004. The “Orange Signature” program now extends to all types of handsets in order to provide Orange customers with a unique user experience.

This differentiation policy also appears in the “Orange World” multimedia services portal through a customized and customizable approach (23% of Orange World customers have personalized their home page) and a rich and dynamic editorial line.

Arrival of broadband in wireless telephony – a new growth sector

The Personal division has launched its broadband services in France and the United Kingdom (“Orange Intense” in France). The Personal division, believes that the best approach combines various means of cordless access so that each customer receives the highest level of service depending on his or her location and the terminal being used. The Personal division combines its wireless broadband telephony strategy with UMTS, EDGE and Wi-Fi technologies.

The Personal division thus positions wireless telephony as a new medium which offers more images, sounds and live relays. In France, it is already possible via UMTS technology to watch television using one’s mobile telephone (11 channels). Orange has demonstrated in the multimedia sector its ability to make use of various partnerships to supply services through business models allowing for the remuneration of partners, such as “SMS+” in France and Orange Gallery. This policy encourages the development of innovative services on its networks.

In the corporate market, the Personal division intends to strengthen its position, in particular through the use of integrated offers such as Intranet and e-mail access via wireless telephony. The Group therefore launched, in 2004, a personal services solution providing corporate customers with permanent access to their universe of communications, built around fixed line, wireless or Wi-Fi access: “Orange Business Everywhere”.

Operational excellence through integration and convergence: “One Orange within One FT”

France Telecom’s repurchase of all the minority interests in Orange S.A. improves integration within the Group. The Personal division actively contributes to all group-wide company programs, making it possible to realize the integrated operator strategy.

Orange is investing in its network and equipment to improve all customer services and offer unique and innovative services by adding intelligence to the network. This policy is applied in a pragmatic manner using standardized and shared infrastructures and platforms within the France Telecom Group and between the various Orange operations.

Amongst the new services, video telephony is representative of a new generation of converging services which are available and can be operated over all of France Telecom’s networks: wireless services via Orange Intense, fixed line services via MaLigneVisio and Internet via Wanadoo Visio.

4.2.5.2.2 Enhancing home communications services (“Home services”) through broadband

The development of broadband is the foundation of the new integrated services offered by the Group and is a major priority for the Group because it enables the development of an entire range of new “Home services”, particularly Internet access, broadcast or on-demand television and new communications services (videophone, Voice over IP), while producing a return on all of the capital spending already incurred in both the local loop and the backbone network.

4.2.5.2.2.1 The “broadband for everyone” plan and new uses for broadband

The “broadband for everyone” plan

The “broadband for everyone” plan announced by France Telecom’s Chairman aims to make broadband technologies available throughout all of France. The objective regarding ADSL coverage, which reached 90% at the end of 2004, has been broadened and accelerated to provide broadband coverage to 96% of the population by the end of 2005 and 100% coverage by the end of 2006. In order to implement this strategy in areas which are too far away from a telephone exchange to receive ADSL, France Telecom launched alternative cordless technologies coupling Wi-Fi or satellite, as well as Wimax, a technology combining Wi-Fi and Wireless IP.

The growth of the ADSL base is expected to continue at a high rate. Broadband Internet access will become the norm in France. The goal is for more than 65% of all households connected to the Internet to be connected via broadband at the end of 2005, compared to approximately 50% at the end of 2004.

In addition, the Group is continuing the strong expansion of ADSL in Spain, the United Kingdom and the Netherlands by putting together an offering based on unbundling and capitalizing on the development of new services implemented in France.

This strong growth of broadband enables France Telecom to develop a whole range of new services (the “Home services”) developed around the “Livebox” home gateway, including:

-	new communications services: videophone via MaLigne Visio and Voice over IP;

-	Internet access and access to all multimedia entertainment and information services,; and

-	television by broadcast or on demand via MaLigne TV.

All household communications controlled via “Livebox”

In July 2004, France Telecom launched “Livebox”, a new version of the “home gateway” which, connected to the fixed line telephone socket, provides broadband access for household communications services. Whether surfing the Internet, watching television via ADSL, communicating via videophone, or playing networked games, each person is able to take advantage, with the greatest of ease and safety, of multimedia equipment, Voice over IP telephony, personal computers, televisions, cine-cameras and video game consoles.

Equipped with an ADSL modem and Ethernet, Wi-Fi and Bluetooth communication interfaces, “Livebox” adapts to all types of terminals and constitutes a single means of access to a world of entertainment, uses and services, etc, that is at the forefront of the latest technologies.

“Livebox”, which evolved in connection with the “TOP Line ‘gateway +’” project and which involved all entities within the Group, is the central piece of equipment around which the integrated operator home services have been developed.

New communications services

In the second half of 2004, France Telecom launched MaLigne Visio, which enables a person speaking on an ordinary telephone line to see persons to whom he or she is speaking through a videophone (a new generation of “telephone” incorporating a camera and a screen). This service is already available to approximately 75% of the French population throughout mainland France at the same price as that for premium flat rate offers (offres d’abondance) on Public Switched Telephone Networks.

This service constitutes one of the first examples of France Telecom’s strategy as an integrated operator. In this respect, it is possible to “videophone” Wanadoo broadband web users that subscribe to Wanadoo Visio or users of Orange Intense, a third-generation wireless telephony service provided by Orange and launched at the end of 2004 via the UMTS network.

Moreover, the first Voice over IP services were launched starting in August 2004 with two pricing options: unlimited use or single price call. These Voice over IP services have been very successful given that, by the end of 2004, Wanadoo had approximately 144,000 customers.

Internet access and access to all content services

In parallel with extended coverage, France Telecom offers upgrades to significantly higher speed services of up to 8 Mbit/s (soon to be increased to 16 Mbit/s) that include ancillary services such as anti-spam and anti-virus services (the “débitMax” option).

Centered around ADSL, traditional Internet usage (i.e. access to content, communications services (e-mail and chat), online games and storage of personal content such as a digital Photo Album) will be enriched by greater interactivity through the use of Voice and video over IP.

In addition, customers will have direct access to content and multimedia services via MaLigne Visio: weather reports, sport and cinema information, assistance with school work entertainment and horoscopes.

Television by broadcast or on demand via MaLigne TV

The “MaLigne TV” service was launched at the end of December 2003 in Lyon and has been available in Paris since the end of March 2004. MaLigne TV gives access, via an ADSL line, to a multi-channel television package provided by TPS or Canal Satellite and makes it possible to watch on-demand programs on television while using the telephone or broadband Internet. In 2005, a video on-demand service will be added to that service.

At the end of 2004, 75,000 customers had already chosen this form of pay television. France Telecom foresees strong development of these services which will be available to around 10 million households by the end of 2005.

Working towards a range of multi-service offerings

Higher ADSL speeds allow the various services described above to be made available. As a result of the merger of France Telecom and Wanadoo, they can be offered simultaneously and in an integrated manner. The customer will therefore be able to chose between a range of multi-service offerings and will in time be able to enhance them by adding new options such as:

■	On October 15, 2004, the Home division launched a service coupling access to MaLigne TV with access to compatible ADSL Internet with the Voice over IP service mentioned above, and

■	On December 15, 2004, the Home division launched a service coupling MaLigne Visio with ADSL Internet access.

4.2.5.2.2.2 Developing innovative offers for fixed line consumer services

Besides its strategy to develop ADSL, and in order to optimize the utilization of the fixed line network through innovative offers, France Telecom has developed new loyalty-building price packages that are based around four main poles (innovation, premium flat rate services (abondance), simplicity and transparency), through the most comprehensive range of unlimited voice communications on the market, including the “Single Price Call” (“l’Appel à Prix Unique”) (unique in France) and new integrated services such as the voice-recognition address book “Mes Contacts”.

In connection with premium flat rate services (abondance), in order to meet the specific communication use needs of each type of household, France Telecom launched the “l’illimité voix RTC” (unlimited Public Switched Telephone Networks) range for three, five, ten, twenty or all numbers, twenty four hours a day and seven days a week, or evenings from 6:00 pm onwards and week-ends.

In the voice communications field, France Telecom’s customers are price and quality conscious. France Telecom selects the technology that best meets their requirements with a seamless voice-Internet package (Public Switched Networks or Telephone Voice over IP). It guarantees the convergence of offerings and pricing and assists its customers by providing them with the best products as and when they become available on the market.

Concurrently, France Telecom’s goal is to increase the sale and rental of handsets for the purpose of replacing and updating household equipment and encouraging the use of services. The new ranges give preference to handsets compatible with new services (such as SMS, caller ID, etc.) and DECT cordless handsets. Thus, in partnership with Alcatel, Siemens and Sagem, six new handsets with color screens were launched in June 2004. The videophone handsets have been on sale and available for rental since November 2004.

4.2.5.2.3 Development of enterprise communications services (“Enterprise services”)

In a difficult economic climate, France Telecom is offering its customers solutions that combine performance and innovation.

France Telecom’s broadband service offers companies broadband connections to their sites so they can exchange a growing amount of data quickly and securely. This service helps bring the company closer to its customers, employees, partners and suppliers.

France Telecom, as an integrated operator, supplies corporate customers with all telecommunications services such as consultancy, engineering, adaptation and roll-out of network infrastructures, managed WAN or LAN networks, network outsourcing, equipment integration and user support.

To address the expectations of its corporate customers, France Telecom uses the following axes:

■	integrating the latest technologies (multi-service DSL, Gigabit Ethernet, MAN, Wi-Fi, Voice over IP);

■	using IP widely as a unifying means of intra- and inter-company exchanges;

■	designing an Intranet solution suitable for small- and medium-sized businesses;

■	creating a complete catalogue of network services so that the company does not need to manage the network, ranging from equipment integration (PBX) and virtual private networks to full outsourcing of infrastructure;

■	taking into account all the possibilities for mobility of the company’s employees, regardless of the terminal or the network they are using or their geographical position: solutions to connect to the company’s applications when mobile (e.g. e-mail, directories, applications, etc.) from a wireless or Wi-Fi network; enlargement of the customer base using “Business Everywhere” solutions;

■	offering application solutions that rely on France Telecom’s network solutions (network security services, hosting of messaging systems and websites);

■	offering businesses solutions to manage their relationships with their own customers (customer relations management, call centers); and

■	developing partnerships with the leading market players to offer complete solutions.

4.2.5.2.4 Achieving Equant’s integration

France Telecom announced on February 10, 2005, that it had signed a definitive agreement with Equant for the acquisition by France Telecom of all of the assets and liabilities of Equant for an aggregate amount of €578 million for the portion not owned by France Telecom. The transaction is still subject to certain conditions including the approval of Equant’s shareholders at an extraordinary general meeting of shareholders.

This transaction represents a further stage in France Telecom’s strategy as integrated operator, by making it possible to:

■	accelerate the implementation of a unified strategy for the corporate market that is consistent with the integrated operator model;

■	make the most of Equant’s key assets: an international customer base, worldwide distribution and networks, unmatched quality of service and acknowledged leadership in IP VPN technology, and

■	meet the changing needs of corporate customers through the deployment of integrated solutions and services, converging offerings and infrastructures and a single customer interface.

If this transaction is completed, France Telecom believes that it will represent a long-term response to the structural challenges faced by Equant as an independent entity, and will enable France Telecom to reaffirm its commitment to its corporate customers and to consolidate its leadership in this market.

For more information regarding France Telecom’s acquisition of the totality of Equant’s assets and liabilities, see Note 31, “Subsequent events” in the Notes to the Consolidated Financial Statements and “Item 5.7.1 Subsequent Events”.

4.2.5.2.5 International strategy

France, the United Kingdom and Poland are clearly considered to be vital and of high strategic importance for France Telecom. The Group has a strong competitive presence in these countries, which are economically stable and in which the Group is already well advanced in terms of the goals described above.

In addition, France Telecom considers Europe to be an extension of its domestic market.

In order to focus on its most strategically important and profitable assets, in 2003 France Telecom began to re-examine all its subsidiaries and shareholdings in order to decide whether to keep them, applying two types of criteria:

■	strategic criteria:

-	market growth and profitability;

-	quality and sustainability of the competitive position;

-	potential synergies with other assets; and

-	control of the company or any definite opportunity to acquire control.

■	financial criteria:

-	operating income before depreciation and amortization;

-	operating income before depreciation and amortization less tangible and intangible investments (excluding acquisitions of licenses) (see “Item 5. Operating and Financial Review and Prospects – 5.9 Non-GAAP Measures and Financial Glossary – Use of Non-GAAP Measures”);

-	impact on the rating issued by credit rating agencies, and in particular the impact on the consolidated net debt/operating income before depreciation and amortization ratio; and

-	potential for creating value through disposals or partnerships.

This analysis resulted in the sale, in 2003, of activities such as Casema, Eutelsat, Wind, CTE (El Salvador), and Telecom Argentina. In 2004, France Telecom disposed of Orange Danemark and reduced its holding in BITCO (Thailand) to 10%.

France Telecom believes that, in any event, strengthening the competitive position of its current operations and rapidly improving the profitability of these operations are its top priorities, and that these actions will improve its attractiveness and ability to act in the event of further development of the European market (see “Item 3. Key Information – 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries”).

4.3 GENERAL INFORMATION

Before analysing the Group’s main activities (see “Item 4.4 Principal Activities”), this section includes:

-	a chart of all the Group’s customers (customers of controlled companies) at December 31, 2004, at which date they totalled nearly 125 million (see Item “4.3.1 Chart of All the Group’s Customers (Controlled Companies)”);

-	the structure of the France Telecom Group, in its form as revised in March 2004 (section 4.3.2);

-	a simplified Group organizational chart at December 31, 2004, limited to the principal operating subsidiaries at that date (section 4.3.3),

-	a description of the segments, as they are used in this 2004 Form 20-F, presented in the same order and containing the same information as in the 2003 Form 20-F and as they were used for the reporting of the Group in 2004. The segmentation will be adapted in 2005 according to changes in the Group’s structure and operations. See “Item 4.3.4 Description of Segments”.

4.3.1 CHART OF ALL THE GROUP’S CUSTOMERS (CONTROLLED COMPANIES)

At December 31, 2004 France Telecom serviced nearly 125 million customers. The chart of all the Group’s customers (in thousands) at December 31, 2004 is set out below for controlled companies:

At December 31, 2004 (in thousands)
Wireless services
France	21,241
Europe (outside France)	35,103
The world (outside Europe)	6,972
Total	63,315

Fixed line services
France	33,784
Europe (outside France)	15,050
The world (outside Europe)	867
Total	49,700

Internet services
France	5,038
Europe (outside France)	5,983
The world (outside Europe)	54
Total	11,075

Cable
France	872
Total

France	60,935
Europe (outside France)	56,135
The world (outside Europe)	7,892
Total	124,962

Definitions of customer types are set out below for each category of service:

Wireless services customers

Wireless services customers are deemed to be customers if they own a SIM card or hold a prepaid card and have made at least one call and who have not exceeded the date after which they are contractually precluded from receiving calls.

Fixed line telephony services customers

This number is the aggregate of standard analog lines and ISDN access lines in service (including fully unbundled lines), each ISDN channel being treated as one line. ISDN stands for Integrated Services Digital Network.

Internet access customers

Internet access customers are deemed to be customers if they have taken out a paid monthly subscription (under a fixed price plan) or if they actively use a free access account, i.e. access customers having registered activity during the last month as identified by actual consumption.

Cable network customers

This number is the aggregate of customers holding a subscription to television and/or Internet services via cable.

4.3.2 STRUCTURE OF THE FRANCE TELECOM GROUP

The Group structure was simplified in December 2002 by distinguishing between operational divisions and central functions with responsibility for the whole of the Group. The Group’s structure was revised in March 2004 in order to implement the strategy of the integrated communications services operator. This structure is made up of five operating divisions, five activities divisions and support functions.

In connection with its two major business activities, wireless telephony and broadband, France Telecom, in its role as integrated operator offering communications services, intends to provide its individual, home or corporate customers with an extensive and consistent range of services regardless of the various types of existing networks.

The five operating divisions are focused around customer needs and corresponding markets.

■	The Enterprise Communications Services Division (“Enterprise”) is responsible for the development and sale of communications services to corporate customers throughout the world. It notably includes Equant.

■	The Home Communications Services Division (“Home”) is responsible for the development of all home-based communications services including, in particular, broadband services via fixed line telephony in Europe.

■	The Personal Communications Services Division (“Personal”) is responsible for the development of communications services aimed at individuals via wireless media. It includes the whole of the Orange subsidiary.

■	The Sales and Services France Division is responsible for the distribution within France of all of the Group’s products intended for the consumer and small- and medium-sized business markets. It also represents the Group in communications with the local authorities.

■	The International Division is responsible for the monitoring and development of the TP S.A. Group and other subsidiaries of the Group abroad, excluding foreign subsidiaries of Orange, Equant and PagesJaunes, as well as any subsidiaries connected to the Wanadoo brand.

The five activity divisions are responsible for improving the Group’s operational performance.

■	The Networks, Operators and Information System Division: in accordance with recent and future technological advances, this division incorporates network and information systems activities. More specifically, it is responsible for the development and management of France Telecom’s networks, all types of technologies included, for the sale of services to third-party operators and for the development and maintenance of all the Group’s information systems.

■	The Research and Development Division, which is comprised principally of France Telecom R&D, is responsible for the activity of the Group’s research programs and promotion of intellectual property. It plays a driving role in all innovation developments.

■	The Purchasing Division is responsible for optimizing purchasing and operating expenses relating to investment.

■	The “TOP” Program Division is responsible for implementing the “TOP” program and ensures that it is properly applied within the Group.

■	The Content Grouping Division is in charge of partnerships with content suppliers and is responsible for coordinating the development of related technological platforms.

The five support functions service the operating divisions and the activity divisions and ensure the coherence of the Group’s policies (Finance, Human Resources, Animation and Evaluation of Group Management Networks and Internal Communications, General Secretary, External Communications). Taking into account the strategic importance of regulation, the regulatory group reports directly to the Chairman and Chief Executive Officer.

In addition, in March 2004 a member of the Executive Committee was put in charge of ensuring coordination of Group policies relating to: marketing and branding in accordance with the “Ambition FT 2005” plan, as an extension of the establishment of the “FT 2005 missions” relating to financial rebalancing and value creation; technologies, strategic partnerships and new uses; as well as the development and optimization of human resource skills.

4.3.3 SIMPLIFIED GROUP ORGANIZATIONAL CHART AS AT DECEMBER 31, 2004

The following diagram shows the main operating subsidiaries and shareholdings of France Telecom S.A. as at December 31, 2004. The percentage holdings shown for each company are the percentages controlled directly or the percentage control of the relevant operating company or, where jointly controlled, the percentage used for the proportional integration in connection with the consolidation.

(1)	Orange and Orascom Telecom have joint control of MobiNil. Therefore, in accordance with French GAAP, MobiNil’s financial and operational data is consolidated on a proportionate basis at 71.25%, the percentage of MobiNil controlled by France Telecom.

(2)	At the end of 2004, Uni2 absorbed Wanadoo España.

(3)	This percentage represents the share of the capital held by France Telecom in Jordan Telecommunications Company through Jitco, which holds 40.0% of Jordan Telecommunications Company and which is itself 88.0% owned by France Telecom.

4.3.4 DESCRIPTION OF SEGMENTS

In the first half of 2003, France Telecom created the following six business segments (which are used throughout the Form 20-F) in order to reflect the Group’s development and the structure of operations on the basis of the different activities and subsidiaries:

-	Orange;

-	Wanadoo;

-	Fixed Line, Distribution, Networks, Large Customers and Operators;

-	Equant;

-	TP Group, and

-	Other International.

■	“Orange” segment

The “Orange” segment covers all wireless telephony activities (in France, the United Kingdom and the rest of the world), which were transferred to Orange S.A. in 2000 following France Telecom’s acquisition of Orange plc. at the end of August 2000. This segment corresponds to Orange S.A. and its subsidiaries that as of March 2004 constitute the Personal Communications Services (or “Personal”) division. Following a public exchange offer (offre publique d’échange) launched in September 2003, and a subsequent tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire), since April 2004 France Telecom owns all of the capital and voting rights of Orange S.A. Orange is one of the leading providers of wireless communications services worldwide. Orange owns controlling or minority interests in wireless telecommunications companies operating in 15 countries around the world, mainly in Europe (including France and the United Kingdom).

The “Orange” segment is divided into four components: Orange France, Orange UK, Orange Rest of World and Support Functions.

-	Orange France is the leading wireless operator in France based on the number of active customers, with market share (including French overseas departments and territories) at December 31, 2004 of 47.7% (source: ART).

-	Orange UK is one of the leading wireless operators in the United Kingdom based on the number of active customers at December 31, 2004, with market share of approximately 24% as estimated by Orange UK.

-	Orange Rest of World comprises the activities of Orange’s subsidiaries in the following countries: Belgium, the Netherlands, Romania, Slovakia, Switzerland, Egypt, Botswana, Cameroon, Ivory Coast, Madagascar and the Dominican Republic. Orange has withdrawn from Sweden and Luxembourg, and it sold off its Danish subsidiary, Orange A/S, in October 2004.

■	“Wanadoo” segment

The “Wanadoo” segment brings together activities relating firstly to “Access, Portals and e-merchants”, and secondly to “Directories”, both of which were grouped within Wanadoo S.A. and its subsidiaries as of Wanadoo S.A.’s incorporation and subsequent IPO in 2000. These activities fall within the Home Communications Services Division (or “Home” division).

In February 2004, in order to integrate Wanadoo’s access and portal services within France Telecom and improve the Group’s position in the broadband market, France Telecom launched a public share exchange tender offer (offre publique d’achat et d’échange) for the Wanadoo S.A. shares it did not already hold, and in June 2004, a subsequent tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire). Upon completion of such offers and as of July 2004, France Telecom owned all of Wanadoo S.A.’s share capital. Wanadoo S.A. and Wanadoo France, each of which principally acted as an Internet access provider, were merged into France Telecom S.A. in September 2004. Their business activity constitutes the essential activity of the sub-segment “Access, Portals and e-merchant”.

Moreover, the shares in PagesJaunes S.A. were listed and admitted to trading on the Premier Marché of Euronext Paris in July 2004. France Telecom held 62.0% of the share capital of PagesJaunes Group (the new name of PagesJaunes S.A.) as at December 31, 2004. The business activities of PagesJaunes Group and its subsidiaries essentially correspond to the sub-segment “Directories”. See “Item 5.7.1 Subsequent Events “.

■	“Fixed Line, Distribution, Networks, Large Customers and Operators” segment

The activities of telecommunications services operator in France (excluding wireless services and Internet access, which fall under the two preceding segments) make up the core activities of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment. They fall within three operating divisions (Enterprise Communications Services; Home Communications Services; Sales and Services France) or the five activity divisions (Networks, Operators and Information System; Research and Development; Purchasing; “TOP” Program; Content Grouping) or support functions. These services are mainly performed by France Telecom S.A.

■	“Equant” segment

In order to meet the data transmission needs of multinational businesses, France Telecom acquired 100% of the share capital of Global One in March 2000, and in June 2001, became the majority shareholder of Equant N.V. (“Equant”), a Dutch company, holding approximately 54.1% of the share capital at December 31, 2004. At that time, Equant provided services to 220 countries and territories. Equant is one of the leading suppliers worldwide of global IP, data, network outsourcing and application development services for multinational businesses (source: Gartner). Equant N.V.’s shares are listed on the Eurolist market of Euronext Paris S.A. and on the New York Stock Exchange (NYSE).

In order to accelerate the implementation of a unified strategy for the corporate market in accordance with the integrated operator model, on February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant for France Telecom to acquire all of Equant’s assets and liabilities. If this transaction is completed, France Telecom believes that it will provide a long-term response to the structural challenges faced by Equant as a stand-alone entity, and will enable France Telecom to reaffirm its commitment to its corporate customers and consolidate its leadership in this market. For more information regarding France Telecom’s acquisition of all of Equant’s assets and liabilities, see Note 31 “Subsequent events” in the Notes to the Consolidated Financial Statements and section 7.1 “Recent events”.

■	“TP Group” segment

In October 2000, a consortium led by France Telecom acquired a 35% holding in TP S.A, the parent company of the Telekomunikacja Polska S.A. Group (“TP Group”). In October 2001, the consortium increased this holding to 47.5%. Following the IPO of TP S.A. in November 1998 and sales by the Polish government, the Polish government holds approximately 4% of the share capital of TP S.A. The remaining 48.5% is held by other private investors. The Polish partner in the consortium, Kulczyk Holding, sold to France Telecom the TP S.A. shares held by Tele Invest and Tele Invest II, approximately 10% of TP S.A.’s share capital in October 2004, and the balance of its interest in TP S.A.’s share capital, (3.57%) in January 2005. Since the end of January 2005, France Telecom therefore directly holds 47.5% of TP S.A.’s share capital. TP Group forms part of the “International” Division.

TP Group is the leading telecommunications service provider in Poland (source: URTiP, the Polish regulatory authority), offering a broad range of services that include fixed line telephony, line leasing, radio communications and Internet services. TP Group is also the majority shareholder in PTK Centertel, one of three wireless operators in Poland, with the balance of PTK Centertel’s share capital (34%) being held by France Telecom. TP S.A. is listed on the Warsaw Stock Exchange and the London Stock Exchange.

■	“Other International” segment

In addition to TP Group, Equant, the Orange S.A. and PagesJaunes S.A. subsidiaries and subsidiaries under the Wanadoo brand, France Telecom carried out telecommunications activities in international markets. These activities are managed by the International Division. They mainly concern the incumbent operators in countries outside Europe, such as Sonatel in Senegal; CI Telcom in the Ivory Coast; JTC in Jordan and Mauritius Telecom in Mauritius. These last two companies are jointly controlled with partners and consolidated proportionately. France Telecom is also an alternative operator in Europe through Uni2 in Spain. In accordance with the policy set forth under the “Ambition FT 2005” Plan, France Telecom is carrying out a strategic review of its activities and interests in foreign markets. In 2003, it sold its operations and shareholdings in El Salvador (CTE), in the Netherlands (Casema) and in Argentina (Telecom Argentina).

4.4 PRINCIPAL ACTIVITIES

4.4.1 ORANGE

4.4.1.1 GENERAL DESCRIPTION OF ORANGE

4.4.1.1.1 History and development

In 1989, France Telecom formed a new division to manage its wireless telecommunications network and activities.

In 1991, France Telecom obtained a GSM900 license (which uses the Global System for Mobile Communications, or GSM, norm), in France which was extended to GSM1800 in 1998. It began operating its GSM900 digital network in 1992. France Telecom concurrently began to expand its international wireless activities, after acquiring GSM licenses, and launched operations, mainly in Europe.

En 1994, Microtel Communications Ltd., the predecessor of Orange plc., obtained a license to operate a digital GSM1800 network and began operating its GSM1800 network in 1994 in the United Kingdom.

After several transactions following which Vodafone owned the share capital of Orange plc., France Telecom finalized the acquisition of Orange plc. in August 2000 at a cost of €35.5 billion on a historical basis. In addition, France Telecom assumed the debt of €6.6 billion owed by a wholly-owned subsidiary of Orange plc., Orange 3G Limited, in connection with obtaining a third-generation license based on UMTS technology in the United Kingdom.

Following this acquisition, France Telecom merged its existing wireless telecommunications activities with those of Orange plc. into a new wholly-owned group whose parent company is Orange S.A., a corporation (société anonyme) formed under French law. The associated legal transactions were finalized in December 2000.

In February 2001, Orange S.A. shares were listed for trading on the Premier marché of Euronext Paris S.A. and on the London Stock Exchange (LSE), following the offer of approximately 13% of the capital of Orange S.A. At December 31, 2002, France Telecom held 86.3% of Orange S.A.’s capital. In September 2003, France Telecom filed a public exchange offer (offre publique d’échange) to acquire the Orange shares it did not already hold. This transaction, which was a natural stage of development for the France Telecom group in line with the “Ambition FT 2005” Plan was aimed at:

-	better satisfying the growing needs of France Telecom customers for integrated services on a fixed line/wireless platform;

-	developing a growth strategy based on developing new innovative services; and
-	implementing a strong cooperative model between the various business activities of the France Telecom Group in key areas such as strategy, development of new services, customer relationship management and centralized purchasing.

As a result of the public exchange offer, and subsequent tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire), since April 2004 France Telecom has held 100% of the capital and voting rights in Orange S.A.

4.4.1.1.2 Activities

Orange’s activities are mainly centered around voice transmission on digital networks using the GSM norm. The company believes that it is at the forefront of developments in technology increasing the speed and efficiency of its networks. For example, the roll-out of the General Packet Radio Services (“GPRS”) system has allowed Orange to successfully launch its photo messaging service and provide Internet access and multimedia services via mobile phones. Most of Orange’s subsidiaries offer GPRS technology, although content and services vary among the subsidiaries.

Orange intends to remain one of the leaders of the wireless communications market through continued innovation. In particular, in association with several mobile phone manufacturers, Orange has developed an exclusive range of mobile telephones (the “Orange Signature”) which provide easier access to data transfer, photo messaging and generally to the multimedia services available on the Orange network.

Orange has been involved in several UMTS license attribution processes in Europe in order to offer third-generation services. Orange’s controlled subsidiaries hold UMTS licenses in France, the United Kingdom, Belgium, the Netherlands, Romania, Slovakia and Switzerland. Orange’s minority-controlled subsidiaries have been awarded UMTS licenses in Austria and Portugal.

Orange believes that the expansion of third-generation services is a strategic priority with high growth potential in the future. Orange is striving to become a market leader in third-generation services in Europe. In 2003 and 2004, Orange invested in the deployment of its UMTS network, and launched new services based, in particular, on this network in France (the “Orange Intense” services) and the United Kingdom, prior to the end of 2004 as scheduled. In addition, Orange deployed the EDGE technology on certain of its European networks.

The Orange segment had revenues of €19.7 billion in 2004 (€17.9 billion in 2003 and €17.1 billion in 2002). At December 31, 2004, Orange had 54 million customers worldwide for all of its controlled activities (49.1 million customers at December 31, 2003 and 44.4 million customers at December 31, 2002).

The following tables list the countries in which Orange currently has operations, the operators, the percentage of each operator held by Orange, the total number of customers and the frequencies it is authorized to use in each of these countries for its activity. Unless otherwise stated, the number of customers refers to the number of active customers. The definition of an active customer varies according to the local market and by subsidiary, particularly for minority shareholdings.

France and the United Kingdom
Country	Operator	Percentage controlled by Orange S.A.(%)(1)		Total number of customers at December 31, (in millions)			2G licenses	3G licenses(5) Allocation date/Renewal date

				2004	2003	2002
France	Orange France (mainland)	100.0		20.5	19.6	18.5	GSM900/1800	August 2001/ August 2021

	Orange Caraïbe	100.0		0.6	0.6	0.5	GSM900/1800	–

	Orange Réunion	100.0		0.2	0.2	0.1	GSM900/1800	–

United Kingdom	Orange UK	100.0		14.2	13.6	13.3	GSM1800	September 2000/ December 2021

Rest of the World
Country	Operator	Percentage controlled by Orange S.A.(%)(1)		Total number of customers at December 31, (in millions)			2G licenses	3G licenses(5) Allocation date/Renewal date

				2004	2003	2002
Belgium	Mobistar	50.4		2.8	2.6	2.3	GSM900/1800	March 2001/ March 2021

Netherlands	Orange Nederland	100.0		1.7	1.3	1.0	GSM900/1800	July 2000/ December 2016

Romania	Orange Romania	73.3		4.9	3.3	2.2	GSM900	–

Slovakia	Orange Slovensko	63.9		2.4	2.1	1.7	GSM900/1800	June 2002/ July 2022

Switzerland	Orange Communications S.A.	100.0		1.1	1.1	1.0	GSM1800	December 2000/ December 2016

Egypt	MobiNil	71.25	(3)	2.9	2.1	1.6	GSM900	–

Botswana	Orange Botswana	51.0		0.2	0.2	0.1	GSM900	–

Cameroon	Orange Cameroun	70.0	(4)	0.7	0.5	0.3	GSM900	–

Ivory Coast	Orange Côte d’Ivoire	85.0		0.8	0.6	0.5	GSM900/1800	–

Madagascar	Orange Madagascar	65.9	(5)	0.2	0.1	0.1	GSM900	–

Dominican Republic	Orange Dominicana	86.0		0.7	0.6	0.4	GSM900	–

Minority shareholdings(2)
Country	Operator	Percentage controlled by Orange S.A.(%)(1)	Total number of customers at December 31, (in millions)			2G licenses	3G licenses(5) Allocation date/Renewal date

			2004	2003	2002
Austria	ONE	17.5	1.5	1.5	1.3	GSM1800	November 2000/ December 2020
Portugal	Optimus	20.2	2.1	2.0	1.9	GSM900/1800	December 2000/ January 2016
(1)	At December 31, 2004, directly or indirectly.

(2)	Orange also holds a minority interest of 28.3% in MobilCom (Germany) and has announced its intention to withdraw from the German market. It sold its holding in Italy (Wind, 2003), Luxembourg, and Sweden (2004). Orange sold its shareholding in its business in Denmark on October 11, 2004 and reduced its interest in TA Orange (Thailand) from 48.9% to 10% in September, 2004. Orange sold its shareholding in India (Bombay) in November, 2004.

(3)	Orange jointly controls MobiNil with Orascom Telecom. Accordingly under French GAAP, MobiNil’s financial and operating data are proportionally consolidated at 71.25%. MobiNil’s total customer base (at 100%) was 4 million at December 31, 2004.

(4)	France Telecom holds the remaining 30% of the shares of Orange Cameroun.

(5)	Orange holds 51% of Telsea, a holding company which owns 65.9% (percentage appearing in the table) of Orange Madagascar.

4.4.1.2 CONTROLLED WIRELESS OPERATIONS IN FRANCE

The table below shows the main features of the French wireless telecommunications market and the activities of Orange France including, unless otherwise stated, French overseas departments.

	At December 31,
	2004	2003	2002
Market penetration rate in France (in %)(1)	73.9	69.1	64.0

Total users in France (in millions)(1)	44.6	41.7	38.6

Service plan (in millions)(1)	27.4	24.5	21.5

Prepaid (in millions)	17.2	17.2	17.1

Orange France registered customers (in millions)(1)	21.3	20.3	19.2

Service plan (in millions)(1)	12.9	11.7	10.7

Prepaid (in millions)	8.4	8.6	8.5

Market share of Orange France (in %)(1)	47.7	48.8	49.8

Coverage of Orange France network (as a% of the population)(2)	99.0	99.0	99.0
(1)	Information on the penetration rate, the number of users in France and the market share is provided by ART. At December 31, 2004, Orange France had 21.3 million registered customers (including French overseas departments) and 20 million active customers (including French overseas departments) (19 million active customers at December 31, 2003 and 18.8 million active customers at December 31, 2002). The ART defines active customers as those who have made or received a call over the past three months, whether billable or not, excluding SMS (source for active customers: ART).

(2)	According to Orange France estimates, excluding French overseas departments.

On December 31, 2004, France was the fourth largest market for wireless telecommunications in Western Europe after Germany, Italy and the United Kingdom. The French market grew by 6.8% in 2004 (8% in 2003 and 4.3% in 2002).

The penetration rate of 73.9% (69.1% at December 31, 2003 and 64% at December 31, 2002) is still one of the lowest in Western Europe (Source: Mobile Communications). This figure is explained by the high penetration rate of fixed line telephones in

France. Nevertheless, the priority for Orange France in the French market has shifted from customer acquisition to creating value and developing customer loyalty.

At December 31, 2004, Orange France had approximately 21.3 million registered customers, including French overseas departments, (20.3 million at December 31, 2003 and 19.2 million at December 31, 2002) with a market share of 47.7% (48.8% at December 31, 2003 and 49.8% at December 31, 2002) (Source: ART).

Prior to June 2001, Orange France offered its services under three main brands: Itinéris, OLA and Mobicarte, which have all been rebranded “Orange”. According to Orange France, the spontaneous brand recognition of the “Orange” brand was 87% as of the fourth quarter 2004. At December 31, 2004, the Orange France network covered an estimated 99% of the French population (excluding overseas departments) the same as in 2003 and 2002.

GSM licenses

Orange France holds a GSM license issued for a term of 15 years, from March 25, 1991 to March 2006.

In accordance with the terms of the license, the renewal conditions of the Orange France license (as well as that of SFR, its main competitor) should be set two years in advance, i.e.: no later than March 2004. To this end, a request for comments was issued by ART in July 2003 on the basis of the retention of the currently awarded frequency allocations upon renewal.

Orange France was informed of the renewal conditions on March 25, 2004, by the French Telecommunications Minister. The main changes, which come into force on March 25, 2006, and which also apply to SFR, are as follows: an obligation to provide direct coverage to 98% of the population and an obligation to provide 99% full coverage by providing coverage to undeveloped areas (zones blanches) in addition to standards specifying the quality and availability of the enhanced network, particularly with regard to data transmission. The frequency usage fee will be composed of a fixed amount of €25 million per annum and a variable amount equal to 1% of revenues realized using such frequencies. Moreover, certain new obligations will apply to all wireless operators: obligations to provide local mayors and the public with information on the setting up of radio transmission facilities, services for the disabled, measures against theft of handsets and the obligation to systematically inform the subscriber, free of charge, of the handset unlocking procedure at the latest at the end of a period of the customer’s contract period, where applicable, and in any event not exceeding a period of six months.

With regard to covering undeveloped areas, France Telecom signed the July 15, 2003 convention which sets out the first phase of this operation: coverage of approximately 1,800 communes (French local districts) with financing shared among the wireless operators and the local authorities. A supplemental agreement was executed on July 13, 2004 relating to the second phase of this operation and concerns approximately 1,200 communes with financing provided solely by the wireless operators.

In the French overseas departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and Guyana under the Orange brand. Orange Caraïbe had 593,000 customers at December 31, 2004, compared to 577,000 customers at December 31, 2003 and 546,000 customers at December 31, 2002. In early December 2000, Orange Réunion launched GSM services in Réunion where it competes with the existing operator. At December 31, 2004, Orange Réunion had 177,000 customers compared to 159,000 customers at December 31, 2003 and 139,000 customers at December 31, 2002 (source: ART).

UMTS licenses

Four UMTS licenses were awarded in France by way of a beauty contest. Only two operators, Orange France and SFR, applied. They were awarded UMTS licenses from the French State in the first round for tenders. After reviewing the terms of each license, the price was set at a one-off license fee of €619 million paid by Orange France in September 2001 and an annual license fee equal to 1% of the operating revenues from the UMTS network. Only Bouygues Télécom submitted a bid following the second call for tenders for two other UMTS licenses. Therefore, a total of three UMTS licenses were awarded in France, Bouygues Telecom having obtained its license under similar conditions to Orange France and SFR. The UMTS license awarded to Orange France in August 2001 was for a term of 20 years from the date of its award. This provides, inter alia, that Orange France must roll out the UMTS network from mid-2003 (58% coverage rate in voice and data at 144 Kbit/s, 7% coverage of the population at 384 Kbit/s) through mid-2009 (98% and 17% coverage of the population respectively). The ART review of the schedules for roll out of UMTS by Orange France and SFR, notably due to delays in the availability of network and terminal equipment, started in August 2003. The ART published its findings on its website in March 2004 together with the revised obligations applicable to Orange France and SFR:

-	on the basis of the industrial circumstances surrounding the development of UMTS, no sanction procedure will be applied to Orange France and SFR; and

-	the commercial launch must commence no later than December 31, 2004, with a target roll-out of 58% coverage of the population by the end of 2005.

The revised obligations will be included in the individual authorizations to be issued by the ART to Orange France and SFR once the new regulatory framework has been implemented in full.

4.4.1.2.1 Orange France products

Orange France offers two types of service plans: contract plans (paid in arrears), and prepaid plans targeted at different categories of users.

Contract plans

Orange France offers two categories of contract plans: an “adjustable” contract plan and a “mobile account” contract plan. Every customer has the option to be billed per second starting from the first second. The adjustable plan with the “Optima” service is designed for high volume users and the bill automatically adjusts to the most advantageous monthly plan, from a selection of plans varying between 2 and 15 hours. The Optima service is free for the first two months. The subscriber can then either choose to keep the automatic adjustment feature by continuing with the Optima service, or choose from one of the other Orange France plans offering different price options, simply by calling customer service. In either case, the customer may change service plans from month to month at no extra charge. Orange France also offers services tailored to the individual needs of students, families and businesses.

The “mobile account” contract plan is designed for occasional users. These users have the choice of three options: the “one-hour mobile account service plan”, the “subscription with mobile account” or the “SMS Orange plug with mobile account service plan”. The one-hour mobile account service plan is all-inclusive with automatic roll-over of unused minutes to the next month.

If the fixed rate is exceeded, customers may recharge their mobile account with an additional amount if they wish to continue using their phones. Credit charged to a mobile account is valid for an unlimited period. The subscription with mobile account contract allows users to pay a low subscription fee and buy the minutes they need by recharging an account (the mobile account) by debit/credit card, Mobicarte recharging cards or by direct debit from a bank or post office account. The SMS Orange plug with mobile account service plan targeted specifically at young users, comprises 150 Short Message System (SMS) text messages and one hour’s access to the exclusive Orange plug services (budget management services, information and practical services, and support). This system, designed to attract teenagers, also offers subscribers the opportunity to make calls by recharging their mobile account.

The adjustable plans are for a minimum period of 12 or 24 months. Customers who opt for 24 months get a discount on the subscription rate. The “mobile account” offers are for a minimum period of 12 months. After the end of the minimum contract period, subscriptions can be cancelled with one month’s prior notice.

Pre-paid accounts

The Orange France pre-paid service, “La Mobicarte”, is offered on a “no-bill, no-contract” basis.

In conjunction with the introduction of the “Orange” brand in France, Orange France reduced the price of Mobicarte, launched a loyalty program and offered a pre-paid roaming option for travel in Europe. Following the introduction of the Euro, Orange France launched a new price plan, “the made-to-measure plan” allowing customers to choose a time slot with a 50% price reduction and a new range of credit recharge amounts (€15, €25 + €5 and €35 + €10) with free credits for the €25 and €35 credit recharge amounts.

New Orange multimedia products: Orange World

At the end of October 2003, Orange launched “Orange World”, a multimedia package including a service portal, a choice of two monthly service plan prices (€6 and €10) and a wide range of handsets. Orange World offers easy access to multimedia services and makes it possible to browse the Orange World portal and the Internet via mobile telephone. The Orange World service plans also include SMS and MMS.

In June 2004, three new service plan prices (costing €20, €60 and €120 per month, respectively) were added with a view to encouraging usage via laptop computers and wireless broadband connections via Wi-Fi hotspots. Orange World also offers the possibility of paying on a consumption basis, which will enable the customer to be billed monthly on the basis of his/her actual usage measured in Kilo-octets.

During 2004, the “Orange World” portal expanded through the launch of new services including video, on-line diaries (Blog) or the “Rencontres (Lonely Hearts)” and “Top/pas Top (rating)” columns, and through entering into of partnerships, particularly in the fields of reality television and sports. The launch of a third generation network that offers very high speeds also contributed to the emergence of new applications. The portal therefore provides access to a broad portfolio of services-related content:

-	video makes it possible to keep up-to-date with news headlines via mobile telephone, view sports events such as football, and watch video clips or even film trailers;

-	in June 2004, Orange launched a new service on Orange World: the Blog. The Blog is a multimedia version of a personal diary. Community services such as Chat or Blog enables customers to keep in touch or meet new people;

-	finally, in 2004, through the partnership strategy pursued in 2004, Orange World enables its customers to share in major sporting and media events such as “Stars Wars”, “Premier League” and “Champions League”, the “Davis Cup”, “Roland Garros” and “Star Academy”;

-	the launch of the UMTS network at the end of 2004 now enables Orange customers to watch live television (“TV Live”) and to have access to an ever-increasing number of videos through the Orange World third generation portal;

As at December 31, 2004, Orange had approximately 1.7 million customers who subscribed to Orange World or “Orange sans limite” (unlimited access) options and approximately 4 million customers using multimedia services.

Orange Intense

On December 9, 2004, Orange France launched the “Orange Intense” range of plans for “mobile” use of third generation wireless telephones and “PC Orange Intense” for use from a personal computer.

The “Orange Intense” plans consist of a voice and video (visio) call credit and a Multimedia Pass including a usage credit for sending SMS (up to 100), MMS (up to 25) or data transfers (up to 25 Mo of data). The range consists of four voice and video call monthly plans: three hours for €55; five hours for €75; ten hours for €125 and twenty hours for €195. All these plans provide free voice calls to both fixed line telephone numbers and Orange mobiles after the first three minutes of the call. This range was launched as a limited series, to 50,000 customers. As part of the launch, another limited series plan was offered to 10,000 customers. For €99, customers receive five hours of voice and video calls, the Multimedia Pass and free calls to all Orange mobile and fixed line telephone numbers.

The “PC Orange Intense” range consists of three data transfer monthly plans of three hours for €24; ten hours for €50 and twenty four hours for €90.

Orange business solutions

Orange France strives to support businesses – very small, small and medium sized businesses, large businesses or multinationals – in their day-to-day activities by offering mobile solutions that are efficient and competitive for business needs.

To this end, Orange France offers businesses:

■	voice services that include plans suited to all forms of use:

•	management services to help optimize management of the mobile phone base and to contain costs;

•	value added services such as a wireless virtual private network (Orange VPN) and a unified fixed line/wireless VPN service, in addition to a walkie-talkie service, Talk Now;

■	wireless data solutions that enable e-mails to be received on mobile phones and PDA’s: “Orange bureau” (Orange office), Orange’s Blackberry, secure services via laptop computer to facilitate mobile working with the Business Everywhere service (which provides access to messaging systems, corporate information, Intranet, divisional applications and the Internet and which incorporates GPRS, Wi-Fi, and since September 2004, third generation technology);

•	machine-to-machine services, and

•	after-sales service dedicated to businesses.

4.4.1.2.2 Sales, distribution and customer service

Orange France sells its products and services in mainland France through a complete range of distribution channels:

-	the France Telecom distribution network which, at December 31, 2004, included 663 points-of-sale (620 at December 31, 2003 and 630 at December 31, 2002);

-	supermarkets and department stores; and

-	approximately 1,500 independent distributors.

Orange France is expanding its own point-of-sale network. There were approximately 150 “Mobistore” outlets at December 31, 2004 (100 at December 31, 2003 and 110 at December 31, 2002). Orange France “Enterprise” services are marketed through networks that specialize in selling services to corporate customers: five Large Customer agencies and eleven Corporate agencies operated by France Telecom as well as approximately 80 independent speciality distributors.

Mobicarte rechargeable cards are mainly sold through retailers: principally through tobacconists, and France Telecom points-of-sale.

Orange France customers have access to the 6,500 customer service specialists working in customer centers operated by the France Telecom Group (Orange France and France Telecom) and by external service providers any day of the week. Customer service facilities can also be accessed at France Telecom points-of-sale and Mobistore outlets.

Lastly, subscribers can also access customer service facilities via the Orange mobile Internet portal to see billing information and to alter or switch their price plan.

4.4.1.3 CONTROLLED WIRELESS OPERATIONS IN THE UNITED KINGDOM

The table below shows the main features of the wireless telecommunications market in the United Kingdom and the activities of Orange UK:

	At December 31,
	2004	2003	2002
Market penetration rate in the United Kingdom (%)(1)	101.1	89.15	81.9

Total users in the United Kingdom (millions)(1)	60.4	53.2	49.0

Service plan (millions)(2)	20.1	16.9	15.9

Prepaid (millions)(2)	40.3	34.8	33.1

Orange UK active customers (millions)(1)	14.2	13.65	13.3

Service plan (millions)(2)	4.7	4.5	4.2

Prepaid (millions)(2)	9.5	9.2	9.1

Market share of Orange UK (%)(1)	23.55	25.6	27.2

Coverage of Orange UK network (% of population)(2)	99.4	99.4	99.4
(1)	Source: Mobile Communications.

(2)	Information provided by Orange UK.

At December 31, 2004, in terms of the number of users, the United Kingdom was Western Europe’s second-biggest wireless market after Germany. The wireless telecommunications market in the United Kingdom grew by approximately 13.5% in 2004 after 4.4% in 2003 and 8% in 2002 (source: Mobile Communications).

The number of mobile phone users in the United Kingdom has grown by approximately 23% in two years from 49 million at December 31, 2002 to approximately 53.2 million at December 31, 2003 and then 60.2 million at December 31, 2004, representing approximately 101.1% of the United Kingdom population (89.15% at December 31, 2003 and 81.9% at December 31, 2002).

At December 31, 2004, Orange UK had approximately 14.22 million active customers (13.65 million at December 31, 2003 and 13.3 million at December 31, 2002) (source: Orange UK) with a market share of 23.55% of active customers in the United Kingdom (25.6% at December 31, 2003 and 27.2% at December 31, 2002) (source: Mobile Communications for 2003 and 2002).

GSM and UMTS Licenses

A GSM license was awarded to Orange UK in February 1994 and continues on an annual rolling basis.

Orange UK has one of the biggest mobile telephone networks in the United Kingdom. At December 31, 2004, According to Orange UK, the network covered approximately 99.4% of the population (99.4% at December 31, 2003 and 99.4% at December 31, 2002).

On September 1, 2000, Orange 3G Limited, a wholly-owned subsidiary of Orange UK, was awarded one of five UMTS licenses for a period of 20 years at a cost of approximately €6.6 billion. This license covers two 10MHz bands of spectrum and one band of 5MHz spectrum. For operational reasons, the license was revoked and reallocated to Orange UK. The conditions of the license provide, inter alia, for Orange UK to be able to supply UMTS telecommunications services to at least 80% of the United Kingdom population before December 2007. The UMTS license may be withdrawn in the event of a significant breach of any of these conditions. If a UMTS license is withdrawn, amended or surrendered, refunds of purchase costs are only payable under exceptional circumstances.

The Orange UK 3G network went live in July 2004 with the launch of the Mobile Office Card for businesses. In December 2004, Orange delivered 3G to consumers giving customers access to a broad integrated UK 2G/3G network, the choice of a wide range of handsets, exclusive video entertainment and information services through Orange World, fast access to the mobile Internet and e-mail, easy-to-understand pricing and dedicated customer service support.

4.4.1.3.1 Orange UK service plans

Orange UK offers two types of service plans for individual customers and service plans targeted at businesses. The service plans targeted at businesses are described below under “Orange Business Solutions”.

Personal customers

Monthly Plans

The “Your Plan” contract is designed for individual customers who use the talk time included in the plan to make calls to other wireless or fixed line networks in the United Kingdom. In addition, numerous other options have been developed to provide greater customer choice – an off-peak contract which includes 1,000 minutes per month, or Orange Premier which offers a premium service to higher users. In addition, packages of text, multimedia messaging, roaming and international calls are available.

Orange believes that it offers the best value for money in the United Kingdom, and has developed the “Orange Value Promise”, which enables Orange to offer a wider choice of tariffs than any other network. If a customer or potential customer of Orange UK thinks that a contract being offered by a different United Kingdom operator would suit him better than one of Orange UK’s offers, Orange UK undertakes to provide him with an equivalent service on the Orange UK network and to bill this customer essentially the same as its competitors. “Orange Value Promise” offers the equivalent of a selection of non-promotional tariffs to customers subscribing to a monthly service contract with an O2, Vodafone or T-Mobile retailer.

Customers subscribing to a monthly service plan can normally terminate their plan giving one month’s prior notice, subject to a minimum initial period, normally 12 months.

“Pay as you go” plans

The Orange “Pay as you go” plan allows customers to buy a handset and airtime as and when they need it. This plan does not currently include any fixed costs, top-ups have no expiry date and there is no minimum commitment period. There are several quick ways in which customers can top-up their account: credit or debit card, cash payment, ATM, swipe card or voucher.

Orange now offers three “Pay as you go” service plans providing flexibility and choice. “Choose your own off-peak” offers customers competitive rates for peak and off-peak hours and the opportunity to choose from a range of off-peak time bands. “Talk and save” offers sliding rates geared to larger-scale users. While “Fixed rates all day” provides simple flat rates for calls across call types throughout the day. These service plans are supplemented by Orange “Extras”, a series of value bundles offering customers the opportunity to bulk buy text, voice or Orange World access at a reduced rate. Orange “Extras” must be used within one month of purchase but there is no minimum commitment period for any of the “Pay as you go” service plans.

Orange Business Solutions

In 2002, Orange UK launched “Orange Business Solutions”, a fully integrated business unit designed to meet the wireless needs of medium -sized businesses, key companies and public sector organizations. “Orange Business Solutions”, which is responsible for total end-to-end management of its customers, offers a wide portfolio of business-specific products and services, including a flexible range of voice options, Orange business messaging, wireless messaging and a whole series of other innovative wireless services. Orange also supports the needs of small businesses, offering voice and simple data services to enable effective mobile working.

During 2004, Orange launched the 3G network with the 3G Mobile Office Card for all business customers. The Mobile Office Card allows laptop users to connect wirelessly to the internet, e-mail and company systems up to seven times faster than a fixed-line dial-up Internet connection. Business Solutions customers now also have access to European M2M Connect, the product was launched across the UK, France and Belgium during 2004, allowing customers to make use of the web based platform for machine to machine communications. Talk Now was launched for Business Solutions customers providing push to talk style functionality on the Handspring Treo 600 handset. In 2004 small business customers benefited from the launch of enhanced e-mail solutions with the launch of consultancy services and the launch of PC Messenger providing a desk-top based text messaging platform.

Orange UK provides a full range of flexible voice and data service plans to meet the needs of all businesses. This includes shared talk plans, flat rate data packages including GPRS and UMTS and international roaming packages.

Orange World

Orange has developed a broad portfolio of content accessible through the Orange World portal – all of which can be personalized to ensure that it is relevant for the customer. Entertainment and information services include Sky News video feeds (updated every five hours); exclusive video clips from films such as Star Wars films; film trailers and movie clips from cinema blockbusters; music and ring-tone downloads from Warner music, EMI, BMG, Universal Music, Ministry of Sound; console-style games including Tom Clancy’s Splinter Cell, EA Sports™ FIFA 2005 and Tiger Woods PGA® Tour 2005; exclusive inside access to Chelsea, Everton, Liverpool as well as a host of other football clubs; and practical applications such as Traffic TV. This latter service, launched exclusively by Orange and developed in conjunction with Trafficmaster and regional road transport agencies, gives customers a comprehensive picture of traffic conditions on the UK’s motorways and trunk roads and direct access to videos of road conditions from selected motorway CCTV cameras across the UK.

At December 31, 2004, “Orange World” users accounted for approximately 2.4 million active customers (compared to 1.6 million at December 31, 2003).

4.4.1.3.2 Sales and distribution

Orange UK sells its products and services in the United Kingdom through a wide range of distribution channels:

■	Orange UK retail stores, which only market Orange and France Telecom products. In 2004, the number of retail stores rose to 264 compared to 253 in 2003 and 245 in 2002.

■	General retailers continued to register a significant proportion of new Orange customers.

■	Distributors and specialist retailers offer the various types of Orange UK services and Orange “Pay as you go” cards along with services and products. In 2004, there were approximately 90 such outlets carrying Orange UK services and products.

■	A dedicated sales force managed by Orange UK Business Solutions to acquire and retain corporate customers.

■	Customers can also obtain Orange UK products and services and purchase accessories on the Orange UK website, “www.orange.co.uk”.

4.4.1.4 FRANCE TELECOM’S CONTROLLED WIRELESS OPERATIONS IN EUROPE

4.4.1.4.1 Belgium

The following table shows the main characteristics of the wireless telecommunications market in Belgium and the activities of Mobistar.

	At December 31,
	2004	2003	2002
Penetration rate in Belgium (%)(1)	82.5	76.0	73.7

Total number of users in Belgium (millions)(1)	8.5	7.8	7.6

Active Mobistar customers (millions)(1)	2.8	2.6	2.3

Mobistar market share (%)(1)	33.5	33.4	30.3

Mobistar revenues (millions of Euros)	1,344	1,167	1,004

Mobistar network coverage (% of population)(2)	99.0	99.0	99.0
(1)	Information supplied by Mobile Communications.
(2)	Information supplied by Mobistar.

Orange provides wireless services in Belgium through Mobistar. Mobistar was formed in 1995, awarded its GSM900 license in the same year and launched its services in August 1996. At December 31, 2004, Orange indirectly held 50.38% of Mobistar’s capital.

The remaining capital is held by the Belgian company Telindus (4.63%) and by Bruficom (4.03%) (according to the most recent stock ownership report signed by Bruficom), with the balance of 40.97% being held by members of the public following the initial public offering of Mobistar shares on Euronext Brussels in October 1998.

Mobistar was the second operator to enter the Belgian market and had the second highest market share at December 31, 2004 (source: Mobile Communications).

In order to improve its network quality and capacity, Mobistar installed a GSM1800 network in 2001. Mobistar rolled-out its GPRS network with estimated 99% population coverage in January 2001. In May 2001, Mobistar was the first operator to launch a commercial GPRS services offer geared towards the Belgian business market. Mobistar has offered GPRS terminals since May 2001 and GPRS services to home customers since August 2002. It launched MMS services in January 2003. In 2003, in collaboration with Banksys and Gemplus, Mobistar launched m-banxafe, Belgium’s first national wireless payment application (compatible with all the country’s banks). Since September 2003, Mobistar’s customers have had the option of downloading Java games on their mobiles.

Mobistar distributes its services through major retail outlets and over 100 specialized retail shops.

During 1998, Mobistar was awarded fixed line telephony licenses and infrastructure licenses and, as a result, offers an indirect access telephone service to individuals and to small- and medium -sized businesses. Mobistar also provides fixed line telephony services, high speed data transmission services and wireless telecommunications services to businesses.

On March 2, 2001, Mobistar obtained a 20-year UMTS license from the Belgian government based on a bid of €150 million. The terms and conditions of the license provide that among other things Mobistar should roll-out its network between 2005 and 2011. Mobistar fulfilled its first commitments by introducing the technology in Belgium in September 2003. This initial stage was validated by the regulator. Under the license conditions, the license could be withdrawn and penalties applied if the licensee fails to meet its obligations. The next stage in the launch of UMTS for Mobistar is the roll out, before January 1, 2006, of a network covering 30% of the population. In order to reach this objective, sites have been acquired to fulfill the coverage obligation despite recurring difficulties in obtaining the necessary administrative authorizations.

4.4.1.4.2 Denmark

During the first nine months of 2004, Orange provided wireless and fixed line services in Denmark through its subsidiary Orange A/S. The transfer to TeliaSonera of 100% of the shares in Orange’s business in Denmark was completed on October 11, 2004 subsequent to the signing of a share purchase agreement on July 7, 2004. Upon completion, a brand transition agreement was signed which allows TeliaSonera to use the Orange brand for a period of 12 months. See “Item 4.5 Divestitures”.

4.4.1.4.3 Luxembourg

Orange Communications Luxembourg S.A. is a wholly-owned subsidiary of Orange. It was incorporated in May 2002 and awarded a fifteen year UMTS license in Luxembourg in June 2002. Two other licenses were also awarded at that time. Orange paid an initial price of €60,000. Following the arrival of a fourth market player (Voxmobile), Orange determined that the Luxembourg market was becoming too small to hold four operators. Orange therefore decided to withdraw from Luxembourg and the Minister for Telecommunications was informed of, and duly noted, this decision. The legal entity, Orange Communications Luxembourg will be closed in 2005.

4.4.1.4.4 The Netherlands

The following table shows the main characteristics of the wireless telecommunications market in the Netherlands and the activities of Orange Nederland B.V.

	At December 31,
	2004	2003	2002
Penetration rate in the Netherlands (%)(1)	93.7	82.9	74.6

Total number of users in the Netherlands (millions)(1)	15.0	13.3	11.9

Orange Nederland N.V. active customers (millions)(1)	1.7	1.3	1.0

Orange Nederland N.V. market share (%)(1)	11.3	10.0	8.6

Orange Nederland N.V. revenues (millions of Euros)	592	465	400

Orange Nederland N.V. network coverage (% of population)(2)	99.9	99.9	99.0
(1)	Source: Mobile Communications.
(2)	Information provided by Orange Nederland N.V.

Orange provides wireless services in the Netherlands through its wholly-owned subsidiary, Orange Nederland N.V. Formed in 1997, Orange Nederland N.V. was awarded a GSM1800/EGSM license in February 1998 and started operating its network in January 1999. On March 31, 2003, Orange Nederland N.V. changed its name (abandoning Dutchtone N.V.) and rebranded its activities under the Orange name.

At December 31, 2004, according to its own estimates, Orange Nederland N.V. covered 99.9% of the population of the Netherlands (source: Orange Nederland N.V.) and had a 11.6% market share (source: Mobile Communications/Orange Nederland estimate) with approximately 1.8 million active customers (source: Orange Nederland N.V.).

At December 31, 2004, Orange Nederland N.V. is one of five key players in the competitive wireless telephony market in the Netherlands. The implementation of Orange services such as Orange World, of signature devices, the strong Orange brand and a focus on customer service, have helped to establish growth in terms of controlled subscribers of 35% from December 31, 2003 to December 31, 2004, which has been the highest in the market.

Orange Nederland N.V. owns 45 shops and also runs an on-line shop.

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

In April 2002 Orange Nederland N.V. and T-Mobile Netherlands B.V. entered into a joint venture for the deployment, operation and maintenance of UTRAN (UMTS Radio Access Network). The joint venture was incorporated under the name Rann B.V. Recent technical developments allowing greater synergies with existing 2G sites have resulted in the decision to dissolve the joint venture and to follow an independent strategy for the roll out of the UMTS network. Rann B.V. is currently in liquidation.

4.4.1.4.5 Romania

The following table shows the main characteristics of the wireless telecommunications market in Romania and the activities of Orange Romania.

	At December 31,
	2004	2003	2002
Penetration rate in Romania (%)(1)	45	31.55	22.75

Total number of users in Romania (millions)(1)	10.3	7.0	5.1

Orange Romania registered customers (millions)(1)	4.9	3.3	2.2

Orange Romania market share (%)(1)	48	47.1	43.5

Orange Romania revenues (millions of Euros)	624	467	393

Orange Romania network coverage (% of population)(2)	96.5	95.0	95.0
(1)	Information provided by Mobile Communications for 2002 and 2003. 2004 figures provided by Orange Romania.
(2)	Information provided by Orange Romania.

Orange provides wireless services in Romania through its subsidiary Orange Romania. Orange Romania was formed and awarded a 15-year GSM900 license in 1996. At December 31, 2004, Orange Romania estimated that it covered approximately 96.5% of the Romanian population and, with approximately 4.9 million active customers, had the country’s first largest market share before MobiFon/Connex. Orange holds 73.26% of the capital in Orange Romania, with the remaining 20.67% being held by a consortium headed by AIG and 6.07% by other minority shareholders.

Orange Romania was the fourth wireless operator to enter the Romanian market and currently ranks first on this market.

The Ministry of Communications and Information Technology issued on August 30, 2004 an invitation to bid for the award of 3G 15-year licenses. On November 12, 2004, the first two winners were announced, i.e. Orange Romania and Mobifon (Connex). Minimum coverage is required for Bucharest and 10 cities by 2011. The spectrum release fee is US$ 35 million. A yearly fee for spectrum usage is payable of €1.2 million per block of FDD frequencies and €0.6 million per block of TDD frequencies is also due.

4.4.1.4.6 Slovakia

The following table shows the main characteristics of the wireless telecommunications market in Slovakia and the activities of Orange Slovensko.

	At December 31,
	2004	2003	2002
Penetration rate in Slovakia (% )(1)	76.9	68.3	53.2

Total number of users in Slovakia (millions)(1)	4.1	3.7	2.9

Orange Slovensko active customers (millions)(1)	2.4	2.1	1.7

Orange Slovensko market share (%)(1)	57.0	56.1	59.8

Orange Slovensko revenues (millions of Euros)	480	392	315

Orange Slovensko network coverage (% of population)(2)	99	98.5	98.0
(1)	Mobile Communications for 2002 and 2003. 2004 figures provided by Orange Slovensko.
(2)	Orange Slovensko estimates.

Orange provides wireless service in Slovakia through its subsidiary Orange Slovensko. Orange Slovensko was formed in 1996 and awarded its GSM900 license the same year. In August 2001, Orange Slovensko’s license was extended to GSM1800. At December 31, 2004, Orange Slovensko estimated that its network covered 99% of the Slovakian population and that it had the largest market share in the country with approximately 2.4 million active customers. Orange holds 63.9% of Orange Slovensko’s share capital, the remainder being held by private investors.

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

4.4.1.4.7 Sweden

Orange Sverige owned a 15-year UMTS license in Sweden, which was awarded in December 2002. In May 2003, Orange Sverige A.B. terminated the joint venture agreement with Europolitan Vodafone and Hi3G, relating to 3Gis and all associated contracts, that it had entered into in January 2002. Following such termination, the parties started an arbitration which was settled by means of an agreement signed on March 23, 2004. On December 29, 2003, Orange Sverige signed a license transfer agreement with Svenska UMTS License II A.B. The object of the transfer concerns the licenses held by Orange Sverige, the UMTS license, as well as the permits for the use of radio frequencies. The execution of the transfer did not occur following the refusal by the Swedish Regulator to approve the said transfer. Subsequently, Orange Sverige asked the regulator to revoke its license, which was done in November 2004.

4.4.1.4.8 Switzerland

The following table shows the main characteristics of the wireless telecommunications market in Switzerland and the activities of Orange Communications S.A.

	At December 31,
	2004	2003	2002
Penetration rate in Switzerland (%)(1)	87.7	84.8	78.9

Total number of users in Switzerland (millions)(1)	6.3	6.1	5.7

Orange Communications S.A. active customers (millions)(2)	1.1	1.1	1.0

Orange Communications S.A. market share (%)(1)	18.0	17.8	16.9

Orange Communications S.A. revenues (millions of Euros)	834	775	694

Orange Communications S.A. network coverage (% of population)(2)	98.7	98.6	97.8
(1)	Source: Mobile Communications.
(2)	Estimates of Orange Communications S.A.

Orange provides wireless services in Switzerland through its subsidiary Orange Communications S.A., which was formed in January 1998 and awarded its GSM1800 license in May 1998. At December 31, 2004, Orange Communications S.A. held a market share of 18% with 1.14 million active customers and estimated that its network covered 98.7% of the Swiss population. Orange holds 100% of the capital and 100% of the voting rights in Orange Communications S.A.

Orange Communications S.A. was the third operator to enter the Swiss market and was third in terms of market share at December 31, 2004 (source: Mobile Communications).

In December 2000, Orange Communications S.A. was awarded a 15-year UMTS license at a cost of 55 million Swiss francs (approximately €35 million). This license relates to two 15MHz spectrums. Three other licenses were awarded to SwissCom Mobile A.G., TDC Schweiz A.G. and 3G Mobile A.G. Under the license terms, Orange Communications S.A. must, inter alia, be able to cover 50% of the population before the end of 2004, which has been achieved. The license could have been revoked if the licensee had failed to meet its obligations. Penalties could have been applied of up to 10% of the revenues for the year preceding the awarding of the license. There is now no risk of having to pay any penalty, or of the license being revoked.

4.4.1.4.9 Liechtenstein

Orange (Liechtenstein) A.G., a subsidiary of Orange Communications S.A., holds a license to operate a GSM1800 network in the Principality of Liechtenstein and operates under the brand name “Look”. Orange (Liechtenstein) A.G. and Orange Communications S.A. estimate that they have a joint market share of approximately 20%. Orange (Liechtenstein) A.G. also holds a UMTS license in Liechtenstein.

4.4.1.5 OTHER MINORITY-OWNED WIRELESS OPERATIONS IN EUROPE

4.4.1.5.1 MobilCom (Germany)

Orange holds 28.3% of the capital of MobilCom. According to information provided by MobilCom, the remainder of the capital is held by the public and by a fiduciary who holds less than 5%. MobilCom was created in 1991 and its shares have been listed on the Frankfurt Stock Exchange since 1997.

MobilCom is developing its activities in fixed line telephony, in providing Internet access, through its subsidiary freenet.de A.G., and in wireless telephony, by reselling the services of the four network operators in Germany.

For the description of relations between France Telecom and Mobilcom, see Note 22 (Point 22.5) of the Notes to the Consolidated Financial Statements.

4.4.1.5.2 ONE GmbH (Austria)

The ONE consortium was awarded the third Austrian wireless license in 1997. Orange holds approximately 17.5% of the share capital of ONE GmbH. The other members of the consortium are the German conglomerate E.ON and the Norwegian and Danish wireless telecommunications operators, respectively Telenor and Tele Danmark.

ONE launched its digital GSM1800 service in 1998 under the “ONE” brand name. At December 31, 2004, ONE covered, according to its own estimates, 98% of the Austrian population, the same coverage as in 2003 and 2002. ONE had 1.5 million active customers at December 31, 2004 (1.5 million active customers at December 31, 2003 and 1.3 million active customers at December 31, 2002). At December 31, 2004, ONE had a total market share of 19.2% (20.2% at December 31, 2003 and 20.1% at December 31, 2002) compared to 41.2% for MobiKom Austria (43.2% at December 31, 2003 and 45.1% at December 31, 2002), 25.6% for T-Mobile (27.9% at December 31, 2003 and 30.3% at December 31, 2002), 11.6% for Telering (8.6% at December 31, 2003 and 4.5% at December 31, 2002) and 2.4% for 3 Austria (0.3% at December 31, 2003) (source: Mobile Communications). At December 31, 2004, the Austrian market had approximately 7.8 million wireless customers (7.3 million users at December 31, 2003 and 6.7 million users at December 31, 2002), i.e., a penetration rate of approximately 95.5% (89.5.1% at December 31, 2003 and 82.2% at December 31, 2002) (source: Mobile Communications).

ONE was awarded a twenty-year UMTS license on November 20, 2000 in consideration of a usage fee of €120 million. Under the license, ONE was required to provide 25% coverage of the population by December 31, 2003, which requirement has been satisfied, and 50% coverage by December 2005. Failure to comply will result in financial penalties or in the license being revoked.

4.4.1.5.3 Optimus (Portugal)

Orange provides wireless services in Portugal through its minority shareholding in Optimus. Optimus, formed in 1997, was awarded its GSM900 and GSM1800 licenses in the same year and opened its network in 1998.

Orange owns 20.18% of Optimus’s share capital, and 10.09% of the voting rights. The remainder of the voting rights is held as follows: 52.34% by Sonae Telecom SGPS S.A., 29.76% by 093X, Comunicações Celulares S.A., 2.77% by Maxistar Communicações Pessoais S.A. and 5.04% by Parpublica, Participações Publicas, SGPS.

At December 31, 2004, Optimus’s network, based on its own estimates, covered approximately 99% of the Portuguese population, the same coverage as in 2003 and 2002. At the same date, Optimus had approximately 2.1 million registered customers (2.0 million registered customers at December 31, 2003 and 1.9 million registered customers at December 31, 2002) (source: Mobile Communications).

The market penetration rate in Portugal was 106.4% at December 31, 2004 (97.5% at December 31, 2003 and 90.5% at December 31, 2002), with approximately 10.6 million wireless customers in Portugal (9.7 million customers at December 31, 2003 and 9.0 million customers at December 31, 2002) (source: Mobile Communications). Optimus was the third operator to enter the Portuguese market and is third in terms of market share with a market share of 20.0% at December 31, 2004 (20.5% at December 31, 2003 and 20.5% at December 31, 2002) compared to 32.5% for Vodafone (formerly Telecel) (30.1% at December 31, 2003 and 32.4% at December 31, 2002) and 47.5% for TMN (48.1% at December 31, 2003 and 47.1% at December 31, 2002) (source: Mobile Communications).

When the Portuguese government awarded four UMTS licenses in December 2000, Optimus was awarded one for €100 million. The license is valid for a period of 15 years. The terms of the license provide, inter alia, that Optimus must cover 20% of the population by July 1, 2005. If Optimus fails to fulfill the obligations set out in its license, the license may be suspended or revoked.

4.4.1.6 OTHER INTERESTS IN WIRELESS OPERATIONS OUTSIDE EUROPE

Majority interests

Egypt: Orange holds 71.25% of MobilNil (MobiNil Telecommunication S.A.E.), which in turn holds 51% of Egyptian Company for Mobile Services (“ECMS”), an operating company that operates under the MobiNil brand name. Orange holds 71.25% of MobiNil and the Egyptian group Orascom Telecom and holds 28.75%. Orascom Telecom also directly holds 16.6% of ECMS. The remaining 32.4% of ECMS’s capital is listed on the Cairo and Alexandria Stock Exchange.

ECMS was established in 1998 and was awarded its GSM900 license the same year. At December 31, 2004, based on its own estimates, ECMS’s network covered approximately 91% of Egypt’s population, the same coverage as at December 31, 2003 and at December 31, 2002). ECMS estimates that it had a market share of approximately 53.6% (approximately 52.4% at December 31, 2003 and at December 31, 2002) with approximately 4 million active customers at December 31, 2004 (3 million active customers at December 31, 2003 and 2.3 million active customers at December 31, 2002), i.e., 2.9 million active customers for Orange’s share (2.1 million active customers at December 31, 2003 and 1.6 million at December 31, 2002). ECMS believes that it is the leader in this market. (Source for 2003 and 2002: EMC World Cellular Database. Source for 2004: the company’s estimates).

Botswana: Orange has a 51% shareholding in Orange Botswana, which launched its GSM900 network in June 1998 under the name of Vista Cellular. Orange Botswana has been operating under the “Orange” brand since March 2003. Orange Botswana had approximately 194,000 active customers at December 31, 2004 (approximately 163,000 active customers at December 31, 2003 and approximately 137,000 active customers at December 31, 2002) and held second place in terms of market share among the two operators present in this market (second in 2003 and 2002) (Source for 2003 and 2002: EMC World Cellular Database. Source for 2004: the company’s estimates).

Cameroon: Orange holds a direct 70% shareholding in Orange Cameroon (France Telecom owns the remaining 30%) which launched its GSM900 service in January 2000 under the Mobilis name. Orange Cameroon has operated under the “Orange” brand since June 2002. Orange Cameroon had approximately 748,000 active customers at December 31, 2004 (approximately 539,000 active customers at December 31, 2003 and approximately 320,000 at December 31, 2002). Orange Cameroon held first place in terms of market share among the two operators present in this market (also first in 2003 and 2002) (Source for 2003 and 2002: EMC World Cellular Database. Source for 2004: the company’s estimates).

Ivory Coast: Orange has an 85% shareholding in Orange Côte d’Ivoire, which launched its GSM900 network in 1996 under the Ivoiris brand. Orange Côte d’Ivoire has operated the GSM900/1800 license since January 2002. Orange Côte d’Ivoire has operated in the Ivory Coast under the “Orange” brand since May 2002. At December 31, 2004, Orange Côte d’Ivoire had approximately 845,000 active customers (approximately 586,000 active customers at December 31, 2003 and approximately 497,000 active customers at December 31, 2002) and held first place in terms of market share among the three operators present in this market (first in 2003 and 2002) (source for 2004: EMC World Cellular Database). The current events in the Ivory Coast constitute a risk for Orange’s operations there. (See Item 3.3.1 The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in these countries”).

Madagascar: Orange has a 51% shareholding in Telsea, which holds 65.9% of Orange Madagascar (formerly Société Malgache de Mobiles). Telsea launched its GSM 900 network in 1998 under the Antaris name. Orange Madagascar has operated under the “Orange” brand since June 2003. Orange Madagascar had approximately 169,000 active customers at December 31, 2004 (144,000 active customers at December 31, 2003 and approximately 99,000 active customers at December 31, 2002). Orange Madagascar held second place in terms of market share among the three operators present in this market (first in 2003 and in 2002). (Source for 2003 and 2002: EMC World Cellular Database. Source for 2004: the company’s estimates).

Dominican Republic: Orange has a 86% shareholding in Orange Dominicana, which launched its GSM900 network in 2000 under the “Orange” brand. At December 31, 2004, Orange Dominicana estimated the number of its active customers at approximately 704,000 active customers (approximately 562,000 active customers at December 31, 2003 and approximately 433,000 active customers at December 31, 2002) and that it held second place in terms of market share at December 31, 2004 among the six operators present in this market (second place at December 31, 2003 and third place at December 31, 2002). (Source for 2003 and 2002: EMC World Cellular Database. Source for 2004: the company’s estimates).

In January 2005, Orange’s co-shareholder gave notice that it intended to exercise its option to sell its 14% shareholding in the capital of Orange Dominicana. The option price will be determined by an independent bank.

Minority interests

Thailand: On September 29, 2004, following an agreement entered into on March 2, 2004, Orange and its co-shareholders finalized the disposal of 39% of Orange’s shareholding in Bangkok Inter Teletech Company Limited (BITCO) in Thailand for one (1) Thai baht. Orange, therefore, reduced its shareholding in the capital of BITCO from 49% to 10%. BITCO owns 99.86% of TA Orange Co. Ltd., a company that has a concession to operate a GSM1800 network. In connection with that transaction, Orange was released from its obligations and undertakings under the revolving credit facility (crédit relais) entered into by TA Orange in 2002 (see Note 28 “Contractual obligations and off-balance sheet commitments” of the Notes to the Consolidated Financial Statements).

Furthermore, the book value of the BITCO securities consolidated under the equity method was amortized and set at zero at December 31, 2003.

India (Mumbai): In November 2004, Orange sold its 26% shareholding in the capital of BPL Mobile Communications. BPL Mobile Communications had launched its wireless network at the end of 1995 in the metropolitan area of Mumbai.

4.4.1.7 LICENSING AGREEMENTS

The “Orange” brand was first launched in the United Kingdom in 1994 and has since been licensed in Europe to Orange companies in France, the Netherlands, Romania, Slovakia, Switzerland and outside Europe in Botswana, Cameroon, Ivory Coast, Madagascar and the Dominican Republic for a period of 10 years. In Thailand, following the disposal of part of Orange’s indirect interest in TA Orange to True (formerly known as TelecomAsia), a new trademark license was granted to TA Orange for a transitional period of three years commencing September 29, 2004. In Denmark, following the sale of Orange’s wireless operations to TeliaSonera, a new trademark license was granted to Holmbladsgade 139 A/S for a 12 month transitional period commencing October 11, 2004. These licenses in Thailand and Denmark generate no income.

Under these “Orange” brand licensing agreements, Orange assists its licensees in promoting the brand in local markets by giving them access to equipment and support services. The licensing agreements provide that Orange UK shall retain its title to the intellectual property rights attached to the brand and receive a percentage of the licensees’ operating income.

Moreover, prior to the acquisition of Orange plc. by France Telecom, the “Orange” brand was licensed to several companies in the Hutchison Group (the previous majority shareholder of Orange plc.), with respect to its operations in Australia and India, as well as to Partner Communications with respect to its operations in Israel. These licenses are exclusive and do not generate any income. Apart from the agreement concerning Australia, which expires in 2013, the licenses were granted for an indefinite term. However, all these agreements may be terminated on certain terms, such as misuse of the brand or change of control.

4.4.1.8 ROAMING

Roaming allows wireless customers to make and receive calls while in the coverage area of a network to which they are not a subscriber and to be billed for this service by their home network. Wireless customers who are roaming can expect to enjoy substantially the same services, features and security while traveling as they do with their home network. Orange’s roaming service was entirely created using the GSM technical standard and policies and procedures established by the GSM Association.

Orange’s roaming policy is set in accordance with local market conditions by the individual Orange companies. The roaming rates reflect the wholesale charges between operators and the pricing policy applied by each operator for its customers. Orange is gradually rolling out flat rate roaming tariffs through its European operations. These flat rates provide greater clarity to the end-users and allow customers to better understand and predict their roaming expenditure. Orange is proactively approaching the business market with innovative roaming proposals adapted to the needs of each major account.

Over the last year Orange has provided a high level of seamless customer service on its European networks. Customers now have seamless access to their voice mail, whilst traveling, on the Orange networks and receive calling line identification for incoming calls. Orange has delivered this seamless customer experience through its close cooperation with France Telecom Network, Operators and Information System Division which ensures high quality interconnection amongst the Orange operations. Orange is progressively expanding both the footprint and range of seamless services with a primary focus on the Freemove Alliance partners.

By virtue of the Orange roaming strategy, of which the involvement in the Freemove Alliance is a significant driving force, Orange has been able to maintain healthy growth in its total roaming revenue. The increasing roaming usage by prepaid customers as well as growing SMS and GPRS roaming continue to contribute to this growth.

In view of the ongoing challenges of the wholesale roaming market, Orange is currently charging, across Europe, one of the lowest GPRS roaming wholesale prices in a determined move to encourage data roaming within the industry.

Orange is focusing on boosting usage and achieving seamless customer experiences in its non-European operations across the globe with the aim of achieving a quality of service similar to that in Europe during the course of 2005.

4.4.2 WANADOO

In 2000, France Telecom grouped its business activities as a provider of Internet service, portals and e-merchant with its directories business, both in France and abroad, within a company known as Wanadoo S.A., using the brand name encompassing the Internet service provider activities. Wanadoo S.A. was listed on the Premier Marché (now Eurolist) of Euronext Paris in July 2000 by way of a capital increase subscribed to by the public and representing 10% of its capital.

At December 31, 2003, following certain external growth activities achieved principally through increases in Wanadoo S.A.’s share capital, France Telecom held 70.6% of the capital and 71.1% of the voting rights in Wanadoo S.A.

In February 2004, with a view to integrating Wanadoo’s access and portal services within France Telecom and to improving the Group’s position on the broadband market, France Telecom launched a public share exchange tender offer (offre publique d’achat et d’échange) for the Wanadoo S.A. shares it did not already hold, and subsequently, in June 2004, a tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire). On completion of such activities and as of July 2004, France Telecom owned all of Wanadoo S.A.’s share capital. Wanadoo S.A. and Wanadoo France, which principally acted as Internet access providers, were merged into France Telecom in September 2004.

Moreover, the shares in PagesJaunes S.A., whose business activities fall within the “Directories” sub-segment, were listed on the Premier Marché of Euronext Paris in July 2004. Following that operation, France Telecom held 62% of the capital in PagesJaunes Group (the new name of PagesJaunes S.A.). See “Item 5.7.1 Subsequent Events”.

Activities within the “Wanadoo” segment comprise the following:

-	firstly, “Access, Portals and e-merchant” activities, that are now carried out within France Telecom S.A. or its subsidiaries, particularly the foreign subsidiaries using the “Wanadoo” brand; and

-	secondly, directory activities carried out by PagesJaunes Group. and its subsidiaries.

4.4.2.1 ACCESS, PORTALS AND E-MERCHANT

The Internet service provider activities (access, content, services and e-merchant) of the company that was formerly Wanadoo are still carried on by France Telecom under the Wanadoo brand.

Wanadoo estimates that it has the largest market share of the European Internet broadband market in terms of subscribers. The growth in the number of Wanadoo’s customers and single visitors is set out in the following table:

Wanadoo	December 2004		December 2003	December 2002	Source
Number of Internet customers in Europe (in millions active customers)	9.5		9.15	8.5	France Telecom

Number of broadband subscribers in Europe (in millions)	4.4		2.45	1.4	France Telecom

Number of single visitors (in millions)	18.9	(1)	17.16	14.3	Nielsen - Panel Home

(1)	December 2004 (except the Netherlands which was at June 2004)

At December 31, 2004, Wanadoo was the leader in the Internet service provider market in France and in the United Kingdom and second in Spain and in the Netherlands (sources: Idate). According to France Telecom’s estimates, this ranking is still valid in December 2004.

Internet access

Through its marketing innovation and its knowledge of the market, Wanadoo differentiates its services according to the profiles of its customers and potential customers, and technological developments (switched telephonic network up to 64Kbit/s, ADSL, cable and launch of the satellite surf pack in November 2004 for areas not covered by DSL), enabling everyone to benefit from the best technology.

The primary objective of the Group is to encourage broadband upgrades for its customers via the success of its ADSL offers. The speed offered via ADSL access increased vastly in 2004 with the launch of a new 2Mb/s service in June, followed by the launch of the “eXtense DébitMax” package in November that offers the maximum speed available via ADSL (up to 8 Mb/s) depending on the technical specifications of each line.

The choices available to Wanadoo customers include:

■	in France, a narrowband unlimited access service (“Wanadoo accès libre”) and a complete range of “inclusive” packages from five to 100 hours in France;

■	“Pay-as-you-go” and “Anytime” for international narrowband services;

■	broadband offers based on slightly different modes according to the country and complemented by a large range of services and customer commitments.

The rates indicated in the following paragraphs were those in use at the end of 2004.

In France, in order to encourage all web users to sign on for broadband, Wanadoo lowered the prices for its broadband eXtense range by on average €5 per month on October 12, 2004. This price reduction applied to all Wanadoo customers. The range, which boasts eight service packages complemented by the “débitMax” option, meets varying needs at prices ranging from €19.90 including tax/per month (the 12 month “eXtense 512k/5 Go Fidélité”) to €39.90 including tax/per month (“débitMax”).

In the United Kingdom, Wanadoo UK offers 1Mb/s broadband with three options: a maximum of monthly traffic of 2 Gibabits for £17.99 per month, of 6 Gigabits for £22.99 per month and 30 Gigabits for £27.99 per month. Customers who are not eligible for 1Mb/s can access 512kb/s.

In all countries in which it operates, Wanadoo distributes its access offer through multiple distribution channels that are remunerated according to the services provided:

■	in department stores, retailers and stores specialized in IT or telecommunications;

■	by distributing free installation CD-Roms (for instance, in movie theaters) and direct marketing;

■	by pre-loading on personal computers or modems; and

■	online, via banners that allow users to download the access software.

In France, this sales network, which represents 4,500 sales outlets (mass retailing and computer retailers), is complemented by the distribution network of 663 France Telecom points of sale at December 31, 2004, France Telecom call centers, direct sales and partnerships with computer manufacturers.

In the United Kingdom, this sales network comprises just over 4,500 sales outlets, including 1,300 for Lloyds Pharmacy and 251 for Orange.

The table below shows the breakdown of customers per type of offer (in thousands of subscribers):

Breakdown of customers per type of offer (in thousands of subscribers)
Country	Offers	December 2004	December 2003	December 2002
France	Low speed	2,069	2,704	2,881

	Broadband	2,969	1,816	1,044

	France	5,038	4,520	3,925

United Kingdom	Low speed	1,790	2,422	2,525

	Broadband	569	158	49

	United Kingdom	2,359	2,580	2,574

Spain	Low speed	1,059	1,310	1,364

	Broadband	379	190	99

	Spain	1,438	1,500	1,463

The Netherlands	Low speed	176	255	288

	Broadband	454	288	157

	The Netherlands	630	543	445

Total(1)	Low speed	5,094	6,700	7,161

	Broadband	4,371	2,453	1,374

	Total	9,464	9,153	8,535

Source: Wanadoo

(1)	Including: 9,000 at December 31, 2003 and 128,000 at December 31, 2002 for Morocco and Wanadoo Belgique.

Services and content

France Telecom is the leader of the Internet market in France primarily through its “Wanadoo.fr” and “PagesJaunes.fr” portals with approximately 9.7 million single visitors in France in December 2004 compared to 8.0 million in December 2003 and 6.35 million in December 2002 (source: Nielsen – Panel Home). With its portals abroad, the Group had more than 18.9 million single visitors in December 2004 (June 2004 data for the Netherlands) compared to 17.2 million in December 2003 (source: Nielsen –Panel Home).

The content and services value creation is based on exploiting the audience potential by the use of two essential income sources: advertising with an Internet advertising sales division and the establishment of paying services.

Online advertising

Wanadoo has an advertising sales division for each of its portals. For pan-European campaigns, Wanadoo also relies on a European partnership of portals, which include the “Web.de” portal in Germany and the “Libero” portal (Wind) in Italy. This network provides online advertising and direct marketing (e-mailing campaigns).

Fee based services

Growth of the fee-based services is centered around three main poles:

■	Communications services with several major innovations in 2004:

•	telephony via personal computer launched in April 2004 with free calls between computers and three monthly price packages for calls from computers to fixed line telephones and mobile phones in France and abroad (respectively costing €5, €10 and €15 including tax);

•	a Voice over IP service that was marketed from July 12, 2004 and baptized “Wanadoophone”, enables customers to have a second VoIP telephone line, with a specific phone number, for calling fixed line numbers in metropolitan France (local and national calls). Use of this service requires a dedicated telephone and a “Livebox” (Modem Wi-Fi, see “Item 4.4.3.1 Fixed line telephony”). Two price options are available: pricing on a call-by-call basis for €5 tax inclusive per month and €0.13 per call or an unlimited call plan for €20 tax inclusive per month;

•	videophone via a personal computer called “Wanadoovisio” (launched on July 12, 2004), enables customers to communicate, free of charge, via their computers with other computers equipped with a Webcam and speakers and, since December 15, 2004, with fixed line telephony correspondents possessing dedicated videophones and subscribing to MaLigne Visio (see “Item 4.4.3.1 Fixed line telephony”); and

•	new Wanadoo options facilitate communications such as shared space between users of the same Wanadoo account, the Booster option which speeds up the display of web pages and the “Domicile Plus” option for business users who wish to use their Wanadoo access both at home and at work.

■	Protection services: anti-virus, anti-spam, firewall, parental control, and coupling of protection options.

■	Entertainment services:

-	practical services: horoscopes, quizes and IQ tests, “lonely hearts”, directories and classified advertisements; and

-	game services: video on-demand, games options (“Jeux Wanadoo” launched in June 2004 with more than sixty downloadable games, and “Option Juniors” comprised of content packages for children), partnership with Microsoft in the field of interconnected games consoles (Xbox Live), downloading of ring tones, logos and music.

E-Merchant business

Wanadoo’s e-merchant (or e-business) operations mainly consist of two websites:

-	“Alapage.com”, which markets cultural goods (books, CDs, DVDs and CD-Roms) on the Internet; and

-	“Marcopoly.com”, which markets equipment (computers, hi-fi, audio-visual and household appliances) on the Internet.

4.4.2.2 PAGESJAUNES

Directory services are provided by PagesJaunes (renamed PagesJaunes Group in December 2004) and its subsidiaries and are grouped into two units: PagesJaunes in France and PagesJaunes International and its subsidiaries.

PagesJaunes in France

The services provided by PagesJaunes relate to the publication and distribution of directories, sales of advertising space in paper and online directories, services involving the creation and hosting of web sites, as well as the publication of “PagesPro” business directories, sales of on-demand access and of “QuiDonc” reverse phone directory services, and the publishing of the “Europages” European business directory. The company’s income is mainly generated via the sale of advertising space in its paper directories and online services.

During 2004, 583,836 advertisers used at least one of the PagesJaunes media for the purpose of promoting sales of their products and services, i.e. approximately 20% of the corresponding market.

The company’s paper directory activity includes the “PagesJaunes” directory and “l’Annuaire” (telephone directory). PagesJaunes is the publisher of the “PagesJaunes” directory (classified by category) and has signed an advertising sales agreement with France Telecom with regard to “l’Annuaire” (telephone directory classified alphabetically). France Telecom has granted PagesJaunes exclusive rights to canvass and collate the advertising to be incorporated within “l’Annuaire” and the alphabetically classified PagesJaunes 3611 (Minitel) service as well as the technical design, implementation and lay out of such advertising. This agreement is valid until December 31, 2009. Pursuant to that agreement, PagesJaunes is responsible for billing and collecting from the advertisers the cost of the advertising they have subscribed for and acts as agent in such respect (PagesJaunes is liable to France Telecom for the payment of all published advertisements regardless of any inability to pay on the part of the customers).

In addition to its paper directory services, PagesJaunes also provides online services since the launch in 1985 of PagesJaunes 3611 on Minitel. This service has been enhanced by the launch of the “pagesjaunes.fr” web site in 1997 and the development in the same year of a service involving the creation and hosting of web sites. The availability of the PagesJaunes service on Minitel from 1985 has helped both users and advertisers to become familiar with an online telephone directory service. This familiarity then worked in favor of the development of “pagesjaunes.fr”. In 2004, 420,941 advertisers used the PagesJaunes’ online services.

The table below shows the growth in numbers of advertisers and average revenues per advertiser during the last three years:

	2004	2003	2002
Total number of advertisers(1)	583,836	561,180	560,453

Advertisers in paper directories (“PagesJaunes” or “l’Annuaire” telephone directories)	550,504	532,041	531,270

Advertisers using online services	420,941	401,610	391,842

Of which advertisers using pagesjaunes.fr at the end of December (and as a percentage of the total number of advertisers)	307,953	267,175	231,806

	52.7%	47.6%	41.4%

(1)	The number of advertisers includes all advertisers for the relevant year, including those having purchased advertising space in a PagesJaunes media via an advertising agency. These figures are different from those previously provided by Wanadoo in that Wanadoo counted all businesses acting through an advertising agency as a single advertiser.

International and subsidiaries

These are the services provided by the different subsidiaries of the company, which mainly consist in the publication of consumer directories outside France, development of “Kompass” directories in Europe and the development of activities ancillary to publication of directories (such as the geographical “Mappy” services and direct marketing of “Wanadoo Data”). In 2004, the International and Subsidiaries services provided by PagesJaunes entities accounted for total revenues of €75.7 million, i.e. 7.7% of the PagesJaunes Group’s consolidated revenues for 2004.

In Spain, QDQ Media, which was set up in 1997, offers paper directories and online services. In order to market the advertising space in its various media, QDQ Media developed a sales force operating on the ground and, subsequently, from 2001, a telesales unit, which together currently employ approximately 500 people.

QDQ Media, as a directory publisher, currently holds second place in terms of revenues in Spain (source: AMR International, The European Telephone Directory Market, Autumn 2003) and had 74,311 advertisers at the end of 2004.

PagesJaunes, through its subsidiaries, holds the “Kompass” concession in France, Spain, Belgium and Luxembourg. In each of these four countries, PagesJaunes subsidiaries hold sole rights to the “Kompass” brand and classifications, the publication and marketing of advertising space in the “Kompass” directories and the sale of such directories.

Set up in 1999, Wanadoo Data specializes in direct marketing. Wanadoo Data commercializes files characterized as individuals or corporate customers for multi-channel canvassing campaigns (post, telephone, e-mailing, SMS). Wanadoo Data also offers engineering services for processing marketing databases (standardization of postal addresses, de-duplication, cancellation of out-of-date addresses and incorporation of new addresses, enhancement, statistical analyses, geomarketing and hosting services).

Mappy S.A. (formerly Wanadoo Maps), set up in 1995, is currently a major player in online geographical services. Mappy S.A.’s activities center around two product lines: online geographical services and town photographs which are a natural addition to online directories and which encourage growth in their customer audience.

4.4.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS

This segment mainly relates to the operations carried out, chiefly in France, by the operating divisions responsible for fixed line services in France:

■	Enterprise Communications Services (excluding Equant): for the development and sales of communications services to corporate customers;

■	Home Communications Services: for all communications services in the home, particularly including broadband services;

■	Sales and Services France: for distributing all the Group’s products in France in the consumer and small and medium sized businesses market;

as well as by the five performance divisions (Networks, Carriers and IT; Research and Development; Sourcing; “TOP” Program and Content Aggregation), and finally by the support functions.

At December 31, 2004, France Telecom had 33.8 million fixed lines in service in France (33.9 million at December 31, 2003 and 34.1 million at December 31, 2002), including approximately 5 million that are served by the Numéris integrated services digital network. At December 31, 2004, 6.3 million customers had access to ADSL (3.3 million at December 31, 2003 and 1.4 million at December 31, 2002). At the same date, 10.6 million residential customers (i.e.: a proportion of 41.9%) had entered into contracts with France Telecom for a service plan or for a new subscription price package (“Le Plan” or “Plan Pro”) (9.0 million at December 31, 2003, i.e.: 35.7%, not available in 2002).

The Fixed Line, Distribution, Networks, Large Customers and Operators segment earned revenues of €21.7 billion in 2004 (€21.8 billion in 2003 and €23.1 billion in 2002), before elimination of intra-Group transactions.

Operations of the Fixed Line, Distribution, Networks, Large Customers and Operators segment mainly include:

■	fixed line telephony services offered both to the general public and to Enterprises (small- and medium-sized businesses and key companies);

■	other services for the general public (payphone and card services, cable television);

■	other services to businesses (company network services and radio broadcasting services);

■	services to carriers; and

■	sales and distribution operations.

4.4.3.1 FIXED LINE TELEPHONY

Fixed line telephony services include (i) network access services and telephone communications services, (ii) online and broadband Internet access services and (iii) the new fixed line services: the integrated operator’s images and multi-service packages, mentioned in this section, even where they combine Wanadoo Internet services with fixed line telephony offers.

4.4.3.1.1 Telephone communication and access offers and services

France Telecom’s standard fixed line services are subscriptions, local and long distance telephone communications in France and international calling. France Telecom also offers its fixed line subscribers a broad range of value added services.

France Telecom’s rates for fixed line telephony are subject to special regulations. See “Item 4.13.2.8 Rate policy for fixed line telephony”.

In early 1997, France Telecom introduced a price tariff rebalancing program which is still in progress. This rebalancing program resulted in an increase in the monthly subscription rate, a reduction in call rates (rate catalogue or options), and the creation of flat rate call plans.

Following the Universal Service call for tender issued by the French State last November, France Telecom was designated as “Universal Service operator” by Government decree of March 4, 2005.

That designation provides, with regard to the period 2005 through 2008, for:

-	a gradual increase in the subscription rate of 23% in order to align itself with the European average and to finance network growth for the benefit of everyone, with the first stage increasing the monthly rate from €13 to €13.99, tax included, in March 2005;

-	an immediate reduction by 7% of the subsidized subscription; and

-	a reduction of at least 26% in call rates over the relevant period.

In response to certain requests made by the ART and the French Government, France Telecom gave certain additional undertakings with a view to contributing towards fostering competition in the sector by way of new wholesale subscription and broadband resale offers, as well as measures aimed at improving the competitiveness of unbundled access:

-	the unbundling commissioning costs will go from €78.7 exclusive of tax to €50 with regard to full unbundled access and to €55 exclusive of tax with regard to partial unbundling;

-	an undertaking has been given to achieve a quality of service for total unbundling that is in line with that for partial unbundling. A list of indicators could be established and communicated to the ART from June 1, 2005, in order to measure the progress that has been made in this respect;

-	the wholesale offer regarding resale of the subscriptions will be transmitted to the ART before the end of September 2005 with a view to achieving actual implementation before the end of the first quarter in 2006 and the ADSL wholesale offer enabling the end customer to benefit from a broadband service without having to pay a subscription, will be put in place in 2005; and

-	an undertaking to provide the ART with a new standard offer regarding total unbundling before June 1, 2005. France Telecom has noted that the ART has imposed a condition that France Telecom must reduce the monthly rate by €1 exclusive of tax by the beginning of the summer.

For 2004, the applicable rates are described in the following paragraphs.

4.4.3.1.1.1 Subscriptions and services

Access to the telephone network is provided via the telephone line, for which customers are charged fixed access costs upon the installation of the line and a monthly subscription in consideration of line maintenance and the supply of basic services (inclusion in the telephone directory, access to high quality customer services, use of France Telecom’s exclusive services such as, for example, voice-mail, restricted calling line identification on a call by call basis and itemized billing). New services are added on a regular basis.

■	Connection to the telephone network

On June 30, 2003, a single line installation rate was created which put an end to the reduced rate that was previously used for certain types of connection (line renewal within six months in premises which have already been previously equipped).

Call out costs are also billed where the installation of a line requires the onsite presence of a technician. The network access price includes, where the customer’s premises do not already possess them, the provision of one (or two) telephone sockets. Call out charges are billed in the following three cases:

-	no lines are connected to the customer’s premises;

-	the customer requests extra lines or sockets; and

-	the internal lines servicing the customer’s premises are defective.

■	Subscription to the telephone service

France Telecom proposes a range of subscriptions designed to satisfy the various needs of residential, professional and business customers.

The differences mainly concern service commitment levels (warranties related to the time it takes to restore service) and the availability of services related to the line (number identification, for example, or possibility of publication in professional directories).

In April 2004, the range of business contracts was enhanced by the addition of a new contract, the Professional Services Contract, which automatically includes a vast range of services together with a choice of two additional services (to be selected, for example, from caller name identification, a voice-recognition address book, a call transfer, or a call waiting services).

France Telecom last adjusted its subscription rate on July 20, 2002, by increasing it from €12.55 (including tax) to €13 (including tax) for consumers and from €12.65 (excluding tax) to €13.10 (excluding tax) for business contracts.

■	Telephone directory service

France Telecom manages the directory database containing directory information and details of all customers that have subscribed to the operator’s fixed line telephone services and publishes the paper telephone directory (“l’Annuaire”) and the electronic telephone directory (3611 – classified alphabetically). France Telecom has entrusted the advertising sales of “l’Annuaire” and the electronic telephone directory to PagesJaunes. See “Item 4.4.2.2 PagesJaunes”. In 2004, France Telecom continued to carry out its universal service obligations with regard to the telephone directory pending the selection of an operator following the call for tenders.

Moreover, France Telecom commercializes this telephone directory database (excluding unlisted customer phone numbers) for the purposes of publication of directories and/or telephone enquiry services, as well as for telemarketing.

■	Value added services

France Telecom continues its policy of developing services some of which result in the payment of a monthly subscription that contributes to subscription revenues. Thus, for personal customers, France Telecom has for several years now offered value added services such as answering services, call waiting, automatic call back of the last number, call transfer, three-way calling, caller number identification and caller name identification:

-	The main pay services available on subscription are call transfer, call waiting, caller name identification and caller number identification (launched in April 2002). The last two services had an aggregate of five million subscribers at December 31, 2004.

-	The “Moving home” (relocation) service and the “Keep your number” service, both launched in October 2003 and extended to the French overseas departments in March 2004, and the “New number message” service, are also very popular with customers. In 2004, they were requested by approximately 600,000 customers.

-	Innovative services have been launched over the last two years: fixed line SMS in May 2003 and complemented in February 2004 by a fixed price mini-message package, with an unlimited length call package in October 2004, an express messaging service (personalized voice messages) in December 2003 and “Mes Contacts” (a voice-recognition address book associated with an access link to Internet or Minitel) in September 2004.

■	Offers and services aimed at corporate customers

For corporate customers, France Telecom offers shortened numbers, toll-free numbers, shared cost numbers, management of calls and telephone conferences, management of bills, new number messages, retention of same number, and private virtual networks with shortened numbers and network management services. The rates for these services are adjusted in relation to the the various categories of customer’s needs.

4.4.3.1.1.2 National and international calls

Telephone calls are billed either per call according to their duration or on a package basis.

France Telecom continues to develop its package plans and has instituted new diversified pricing packages to meet the varying types of usage and to increase customer loyalty.

■	Calls billed according to duration under the reference price scale

When telephone calls are billed per call, the price includes a fixed cost, plus a price calculated by the second. The fixed cost may be in the form of a time credit (a certain number of seconds included in the fixed cost) or a call connection cost, calculated by the second as from the first second. The part billed on a time basis is based on a variable price depending on the call destinations with the application of a normal rate and a reduced rate depending on the time of day.

Apart from calls made to mobile phones, the reference price scale has not changed significantly over the last few years. On the other hand, new packages have become available.

Reference price scale

The price scale for domestic calls (local and long distance) has not changed since 2001.

In October 2003, France Telecom reorganized the price scale of international calls by reducing the number of zones from 14 to eight and by establishing a pricing per second as from the first second (with the introduction of a call connection cost) for home customers and a single rate for professionals by eliminating off-peak times.

In 2004, as in previous years, France Telecom continued to lower the cost of calls to mobile telephones: on January 1, 2004, for calls to mobile telephones on the Orange and SFR networks and, on March 1, 2004, for calls to mobile telephones on the Bouygues Télécom network.

■	New price packages

In June 2004, France Telecom launched “Le Plan”, a new package enabling the customer to benefit from the most advantageous rates for calls to all destinations (mainland France, French overseas departments and international calls and for calls to mobile telephones) for a monthly subscription rate of €1.50 (including tax). The rate applies to calls made round-the-clock and seven days a week (except for calls made to mobile telephones which vary according to the time of day) with a call connection cost. This package replaces “Option Plus”. A “Plan Pro” was also launched in August 2004 for professional customers.

In addition, France Telecom is launching new innovative pricing packages for customers wanting to spend an unlimited time on calls:

-	“L’Appel à Prix Unique” (single price call), launched in 2003 and revised in July 2004, for calls to fixed line telephones in mainland France, allows customers to make calls for €0.13 (including tax) for a period of two hours in the evenings, the week-end and public holidays, for a subscription of €5 (including tax)/per month.

-	“Les Illimités” (unlimited length calls), launched in June 2004, are a range of price packages enabling customers to make calls of an unlimited duration to telephone numbers in Metropolitan France (either to a limited number of telephone numbers or to all telephone numbers) for a fixed amount. These packages vary in form from round-the-clock, in the evenings or at the week-end and range from €9 (including tax) per month for three numbers during the evenings and week-ends to €33 (including tax) for “L’illimité tous numéros 24/24” (unlimited length calls to all numbers twenty four hours a day).

For large businesses, France Telecom proposes price offers with discounts based on the volume of local calls, long distance national and international calls to and within the limits of pre-defined geographic regions and for customers of private virtual network services, discounts based on internal traffic. Large businesses can also benefit from discounts on calls made on their fixed line telephones to the mobile telephones of their employees using the Orange, SFR and Bouygues networks.

■	Package plans

Since the end of 2000, France Telecom has launched monthly plans with numerous advantages for the general consumer: simplicity of a global service, price and volume of usage known in advance, choice of a package within an open-ended range, no time credit, calculation by the second and validity 24 hours a day and seven days a week.

These plans strive to:

■	maintain or increase the income generated per customer;

■	absorb the seasonal variation in use and ensure a recurrent income; and

■	boost average consumption per customer and the increase in range.

This range of plans is being diversified, broadened and reduced in price.

Following the “Heures locales” (local airtime) plan and the “Heures France” (France airtime) plan (in 2000), France Telecom launched the “Heures” (airtime) plan in February 2004, and subsequently, the “Heures vers les mobiles” (mobile telephone airtime) plan in May 2004, a range extended to four plans in August 2004 running from 30 minutes to five hours. A range of international plans for calls to Algeria, Morocco and Tunisia (the “Heures Maghreb” (Maghreb airtime) plan) and for calls to Europe and North America, was launched in October 2004.

The range of monthly local call plans for professionals includes: the “Forfait Local Pro” (local professional package) and the “Forfait Local PME” (local call package for small and medium sized businesses), a range of national monthly packages with “Forfait France Pro” and “Forfait France PME”, package plans covering calls to mobile telephones (since October 2003, with an extension of the range in January and September 2004). In September 2004, the prices for these professional packages were lowered. The “Forfaits Pros Europe et Amérique du Nord” (European and North American pro package) was launched in May 2004.

Overall in the general consumer market, the success of the package plans with the customers continues to rise: 10.6 million customers had adopted them by the end of December 2004. Such plans result either in a monthly subscription allowing customers to benefit from a specific price package or in a fixed amount of calls. The evolution of the rate of contract based on package plans is as follows:

	December 2004	September 2004	June 2004	March 2004	December 2003	September 2003	June 2003	March 2003
Rate of contract based on package plans	41.9%	40.8%	39.7%	37.8%	35.7%	32.6%	31.3%	28.9%

To respond to the expectations of small and medium sized businesses, France Telecom associates the following services with its various plans:

-	price reductions on calls to pre-selected numbers;

-	distinct billing for “New number message” and “Keep your number” services.

France Telecom also proposes a company telephony service based on a Virtual Private Network (“Atout RPV”) to key companies. This plan offers:

-	a price component, “Atout RPV Tarif”, which proposes discounts on traffic within the company based on call volumes;

-	a service component, “Atout RPV Service”, which delivers the main functionalities of private networking of the company’s sites throughout France.

France Telecom launched the “unified VPN” in November 2003, a first offer of convergent fixed/wireless telephony, also based on a Virtual Private Network. This plan offers a set of homogeneous and convergent business telephony services (private numbering plan, call filtering, referrals, management and additional billing services, web administration), to fixed and mobile telephones, coupled with price offers on calls from fixed or mobile telephones. It is especially designed for small and medium sized companies or small autonomous subsidiaries of major groups.

4.4.3.1.1.3 ISDN

France Telecom has been proposing its ISDN (integrated services digital network) service to residential and professional customers since 1987 under the Numéris brand name. Numéris provides voice, data and image transmission at much higher speeds than ordinary telephone lines, while using the same medium. Numéris customers pay a fixed cost on commissioning that covers the costs of connection and a monthly subscription. The base rates of Numéris calls are the same as for standard calls.

In the residential customers’ market, where ADSL has taken over, Numéris continues to be offered and proves to be useful for customers located in areas not yet covered by ADSL. For professionals, “Numéris Accès de base” (basic access) enables PABX to be connected and the use of telephony PABX facilities continues to grow. “Numéris accès primaire” (primary access) for bigger sites is designed for businesses. Since December 2001, France Telecom has offered “Numéris Grand Site” to businesses, a broadband fiber optic voice connection that allows access to a wider range of services with a rate that reduces as use increases. Numéris has now achieved its target expansion level with regard to the customer categories for which it was intended and has approximately 5 million customers.

4.4.3.1.2 Online services and broadband Internet access

Minitel/Teletel

Minitel is an online service accessible via the Teletel network which enables publishers of services to circulate content with added value and to be remunerated each time content is viewed according to the length of time spent viewing it. Access to Minitel services has diversified over recent years:

-	range of dedicated terminals, for sale or hire (Minitel mark 1 terminals still held by customers were given to them free of charge, though France Telecom continues to retrieve them);

-	browsers for personal computers, including France Telecom’s “i-minitel” browser which will shortly be broadband compatible; and

-	high speed access (Internet protocol) on the www.minitel.com portal, and via broadband on Wanadoo.

The terminal base is currently spread equally between dedicated terminals (4.2 million) and computers equipped with a browser (4.2 million).

Minitel is gradually losing ground to the Internet (decrease in traffic of 26% in 2004, 23% in 2003 and 21% in 2002), but it is a useful tool that retains a large customer base. Banking and stock exchange services are still the most frequently used by consumers, followed by a multitude of practical day-to-day services (weather, transport, itineraries, ticket sales, car and motorbike price index, games of chance, messaging systems and directories).

Teletel’s kiosk model, that was instrumental in the development of online services, has been extended to the Internet since, in 2004, France Telecom launched the “kiosque MaLigne” that allows web users to download Internet content against payment on their France Telecom bill: a web user who subscribes to France Telecom is thus able to purchase music and/or games services regardless of his/her Internet service provider.

The Audiotel service consists of a number of calls to a kiosk service (e.g.: number “892”) of which a part of the revenues is paid back to the service provider company. This service has grown in 2004 thanks to strong resistance to competition. France Telecom traffic showed growth of 1.7% whereas growth was slow in 2003 at 0.4% and stood at 5% in 2002.

In May 2004, France Telecom launched a service for its corporate customers called “Numéros Magiques” which is a new range of telephone numbers which are very easy to memorize. This service enables corporate customers to stand out in their client relations by prioritizing simplicity of contact and highlighting their brand.

Operator enquiries

■	Universal directory enquiries

As part of its universal service obligations, France Telecom provides a national directory enquiries service via operator that is currently reached through dialing the number “12”. The basic service consists of supplying information on the basis of two separate items of information: a surname or corporate name and a region. Additional services are offered on a paid option basis that enable customers:

-	to be connected to the required correspondent;

-	to make more than one request for information (up to fourteen telephone numbers per call); and

-	to request reverse searches (identification of a correspondent from a given telephone number).

France Telecom’s “12” dial-up service received around 140 million calls in 2004 from fixed line telephones and payphones. The distribution of customers falls broadly around 50% for residential customers and 50% for business and corporate customers.

■	International directory enquiries

France Telecom also provides an international directory enquiries service via operator that is reached through dialing the number “3212”. This service provides information on the basis of two items of information in almost all countries throughout the world as well as being able to connect the caller to the required correspondent in numerous countries. France Telecom’s “3212” dial-up service received just under three million calls in 2004.

Broadband Internet access

France Telecom markets broadband Internet access to customers (ADSL via MaLigne) and wholesale access sold to Internet access providers, including Wanadoo, under the name of IP ADSL.

The capacity of this bandwidth continues to increase: currently 8 Mb/s (making it possible for Wanadoo to launch its débitMax option on November 22, 2004), 24 Mb/s using ADSL 2+, which was already available in certain areas of Paris at the end of 2004. It is therefore possible to have easy access to high volume content.

The following table shows the percentage of population covered by ADSL services:

	2004	2003	2002
Coverage of national territory in % of the population	90%	79%	70%

Source: France Telecom

Retail sales (ADSL “MaLigne” service) show a steady drop against the development of packaged services (ADSL access with subscription to an Internet service provider) which have more appeal to customers. See “Item 4.4.2.1 Access, Portals and e-merchant”.

4.4.3.1.3 New fixed line consumer services: video and integrated operator’s multi-services offers

At the end of 2003, France Telecom launched a television service on ADSL, initially limited to certain regions. In 2004, coverage for this service was extended to more regions within France and the first integrated services were launched. Customers were consequently able to access, through a single product offering, various services such as Internet, telephony, television and images. This is the first step towards achieving the aim of providing access to an extremely easy to use multi-services network that allows household terminals to be easily connected. The multi-service gateway, Livebox, is being marketed for that very purpose.

Livebox, a “multi-service gateway” at home

Launched in August 2004, Livebox is a household gateway connected to the fixed line telephone socket, enabling various types of household terminals to be connected to broadband through various communication interfaces: Wi-Fi, Ethernet and Bluetooth. It is thus possible to:

■	connect several personal computers simultaneously and wirelessly to broadband Internet;

■	use telephony over IP (VoIP);

■	receive television via ADSL, where the Livebox is linked to a television decoder unit; and

■	play online with a games console.

It is equipped with a Bluetooth port which will allow the use of a mobile phone. The Wi-Fi function is integrated and adjustable in order to keep up with changes in Wi-Fi standards, and includes a reinforced protection function. It is compatible with ADSL 2+ speeds. Sold at €99 (including tax) or rented out at €3 (including tax) per month, it has been a great commercial success. At December 31, 2004, the number of Livebox France Telecom rented out in France stands at 234,000.

Livebox was also launched in the United Kingdom in August 2004 and, at the end of 2004, was still the only product of this type on the British market. In October 2004, it was launched in Spain and the Netherlands.

“MaLigne TV” and multi-service package: Internet, television

To accompany and promote the development of broadband Internet in France, France Telecom launched, with TPS, an experimental television-related offer on ADSL in the Lyon metropolitan area on December 18, 2003. This offer was extended to Paris and certain local districts within the Parisian region from the Spring of 2004 in partnership with TPS and the Canal+ group.

In addition, France Telecom has commercialized, since October 15, 2004, a multi-service package that makes it possible, via the telephone socket:

■	to connect the Internet on France Telecom’s broadband (512K, 1Mb, 2Mb) and, for example, to access Internet videophone, online games and photo album;

■	to receive TPS or Canal+ Group packages via a digital quality connection, and access on-demand cinema and television services.

This service is available to customers who have the option of subscribing to the “MaLigne TV” service, namely more than 5 million households with regard to the TPSL service and more than 3 million households with regard to “Canal+ Numérique” and “CANALSATDSL” services. The lowest price for this service is €32.90 per month (including the initial TPSL fixed cost) plus €3 per month for the rental of the Livebox (recommended option for access).

“MaLigne Visio”

Launched on November 16, 2004, MaLigne Visio enables a person speaking on an ordinary telephone line to see the person he/she is speaking to via his/her videophone (a new generation of telephone incorporating a camera and a screen). It can also be used to make and receive voice calls, by all traditional fixed line or mobile telephones, and to communicate with users of other videophone services provided by the Group (Wanadoo Visio and Orange Intense).

The customer must be located in an area covered by ADSL and will receive a new number commencing with “08 73 2”. Since December 15, this service is offered in association with broadband Internet. The service consists of four fixed monthly price packages for an unlimited number of calls to one, three or five telephone numbers or all telephone numbers, from between €19.90 (including tax) per month and €33 (including tax) per month.

4.4.3.1.4 Other general public services

4.4.3.1.4.1 Payphone and card services

With the growth of mobile telephones, payphone and card service activities are steadily decreasing.

This trend has led France Telecom to gradually reduce the number of public telephones as shown in the following table:

	2004	2003	2002
Number of public telephones	183,000	192,000	200,000

France Telecom nevertheless maintains 63,000 telephones installed on public highways, in compliance with and far exceeding its universal service obligations of providing 49,000 (according to the current universal service criteria for local districts with a population of less than 10,000).

The costs of calls made from public telephones are slightly higher than prices applicable to calls made from private telephones. The costs of national calls (local, long-distance and fixed line calls to mobile telephones within France and the within French overseas departments) was altered in August 2004 in the following manner:

-	withdrawal of pricing relating to Peak / Off Peak time slots;

-	simplification of call durations pricing; and

-	alignment of pricing for calls made to mobile telephones with pricing for national calls.

France Telecom allows its customers who wish to use payphones to pay by various means. The most frequent method of payment is by “télécarte” (a prepaid phonecard equipped with an electronic chip for exclusive payphone use, which comes in a range of three different “Télécartes”: with 25, 50 and 120 Telecom Units). Other means of payment are by bank card and France Telecom cards, with which the cost of the call is subsequently charged to the customer’s fixed line telephone bill, and “tickets téléphones” (encoded prepaid telephone cards).

Call services using cards, from any fixed line telephone whatsoever, are also offered: the France Telecom card allows a user to make calls from a fixed line telephones in France, from abroad (“France Direct” service) and from mobile telephones using the Orange and SFR networks to fixed line telephones, mobile telephones and payphones; calls are billed to the fixed line telephone account of the person owning the France Telecom card or to a bank card (“CB Phone” service).

“Tickets telephones” allow users to make prepaid calls in France, from fixed line telephones or payphones, by dialing a prefix and a secret code. The market for this activity is highly competitive, especially with regard to international calls, which has resulted in France Telecom lowering its prices in the first half of 2004.

4.4.3.1.4.2 Cable television

France Telecom has commenced operations to sell France Télécom Câble and its cable networks. See Note 28 “Contractual obligations and off-balance sheet commitments”, point 28.2.2.2, of the Notes to the Consolidated Financial Statements.

4.4.3.2 OTHER SERVICES TO COMPANIES

Other services to companies mainly consist of company network services and radio broadcasting services. At the end of 2004, more than 285,000 company sites had access to high speed Internet/Intranet through various France Telecom packages (compared to 245,000 at the end of 2003 and 192,000 at the end of 2002).

4.4.3.2.1 Company networks

Company network services are composed of data network services, DSL company services, fiber optic services and leased lines (especially Transfix services).

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

France Telecom offers its customers various types of services:

(i) data transmission services to build company Intranets or Extranets, or online services for Internet access providers, with customer services such as after sale service and the production of statistics. Various types of access are available: leased line (“Transfix”), ADSL, ATM, Frame Relay, X.25, PSTN/ISDN/GSM/GPRS. Various protocols are proposed and carried end-to-end; these are mainly IP and Frame Relay protocoles. Since 2003 there has been a significant shift in data transmission services from Transfix access to DSL.

(ii) Internet access services that include access to the backbone network dedicated to companies, which is inter-connected with global Internet via the heart of the France Telecom long distance network.

DSL company services, satellite and Wi-Fi services

DSL company services allow the various sites of a company such as regional agencies, maintenance sites and commercial branches, to be interconnected through ADSL. At the end of 2004, approximately 63% of company sites in France were connected to the Internet by ADSL (compared with 45% in 2003).

For areas that are not connected to ADSL, France Telecom has a wide range of access to broadband Internet via satellite and Wi-Fi and provides, in collaboration with the local authorities, broadband coverage to local districts located in rural areas.

These solutions are now available throughout the whole of France and supplement DSL coverage.

Fiber optic services

France Telecom has been using fiber optic cable at the heart of its national network for several years. It is also the medium generally used to connect the sites of companies that strongly contribute to a value chain production process and that are important nerve centers, such as the registered office, the administrative center, the Research and Development center, the regional office and the main production sites.

At December 31, 2004, approximately 2,000 establishments had access to fiber optic cables which provide them with adaptable, evolving flows of data at increasingly higher speeds (approximately 10,000 at December 31, 2003 and 7,000 at December 31, 2002).

Offers of transport on fiber optic cable are available throughout France, whether it is a matter of interconnecting the local networks of small and medium sized companies, remotely backing up the data bases of large companies or supporting collaborative engineering applications between subcontractors and their customers. They propose speeds of up to several Gbit/s in standard mode.

Short distance interconnection needs are covered in all towns with a population of 10,000. Performance, speed, reliability, flexibility and durability are just some of the qualities of these networks (SMHD, MultiLAN, InterLAN, Intracity) that endeavor to find a solution to geographic distance. Teams and sites can thus immediately share expertise and resources everywhere. The volume of services interconnecting local networks for small and medium sized companies grouped together under the InterLAN range have grown steadily in 2004.

The bandwidth that France Telecom offers telecommunications operators and suppliers of Internet services to build their networks or to support their services is now available in tens of Gbit/s.

France Telecom is continuing to develop the range of very high speed new generation services and deploys “Giga Ethernet” technology that allows a connection speed of 10 Gbit/s. At December 31, 2004, these services were available in ten built-up areas.

In 2004, France Telecom launched a new plan for equipping the territory with broadband for the benefit of all sizes of companies. This service relates to the providing business parks (zones d’activités économiques) with broadband and very high speed broadband by way of connecting certain targeted areas.

Leased lines

France Telecom leases “leased lines” to its professional and business customers that are either digital (digital Transfix lines) or analog. At December 31, 2004, France Telecom leased approximately 246,000 lines in France (292,000 at December 31, 2003 and 327,000 at December 31, 2002), of which 73% were digital Transfix lines (73% at December 31, 2003 and 72% at December 31, 2002). Although the total number of lines leased by France Telecom has decreased since 1997, its total transmission capacity has increased considerably. This trend results to a large extent from the decrease in the number of analog lines and their gradual replacement by high capacity digital lines or by other switched products such as Numéris, X 25, Frame Relay and IP.

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

Innovative services with high added value

In addition, France Telecom develops innovative services with high added value centered around its customers’ concerns and requirements:

(i) Access by itinerant employees to their company environment when on the move. In 2004, France Telecom launched an integrated range of itinerant user services for corporate customers called “Business Everywhere”. These services enable unified itinerant user access by linking all the France Telecom group’s networks. They include user telephone support services, a single bill and secure access.

(ii) Services relating to information systems. More specifically, France Telecom is developing security, hosting and e-mail services, as well as collaborative working tools.

(iii) Customer relations management. France Telecom has a wide range of corporate customer services for managing incoming and outgoing contacts. In October 2004, France Telecom added to its range by launching a modular, turn-key service in hosted mode enabling small and medium sized businesses to progressively manage all their customer contacts irrespective of the means of communication used (telephone, fax, e-mails, chat, SMS or call-back)

(iv) Total or partial outsourcing of company communication services. This activity consists in operating all or part of its corporate customers’ fixed line or wireless communication services – voice, data, images – over a long period, and in accompanying such services by a collection of additional services ranging from advice to providing assistance. During 2004, France Telecom won several contracts for the total or partial outsourcing of company communication services.

(v) The advent of voice-data convergence via Internet protocol. In 2004, France Telecom launched a comprehensive range of telephony over Internet protocol services (Voice over IP) for corporate customers. This range is made up of two new turn-key services for the small sites of large companies and for small and medium sized companies and industries, and tailor-made services for large companies and multinationals:

■	The e-telephony over Equant IP VPN access service enables large companies with small sites to access private telephony services such as the unified messaging system, rerouting of calls and centralized network management without having to invest in a PABX.

■	The e-telephony Internet Pack is the first integrated (voice and data) service for small and medium sized companies and industries and small sites of large companies that wish to access Internet and telephone over IP via one and the same network. Through this service, the companies are provided with business broadband access (guaranteed Internet speeds and Voice over IP), an unlimited national calls package and Internet services such as electronic mailbox, anti-virus protection, additional IP addresses, web site hosting and a domain name.

■	On a parallel with these “turn-key” offers for small sites of large companies and small and medium sized companies and industries, France Telecom offers large companies an integrated solution that covers all phases involved in the development of a company telephony network over IP: audit, technical-economic engineering, operating assistance or total delegation.

4.4.3.2.2 Radio broadcasting services

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

4.4.3.3 SERVICES TO CARRIERS

4.4.3.3.1 Relationships with international carriers

Payment agreements signed by carriers for international communications provide that France Telecom will be paid a fee by carriers that use its network to carry their international calls to France and that it will pay a fee to use the networks of other carriers for calls made from France. The billing currency used is the SDR (Special Drawing Right), a basket of currencies in which the U.S. dollar and the Euro have significant weight (see “Item 3. Key Information – 3.3.3 Risk Factors Relating to Financial Markets – France Telecom’s business may be affected by fluctuations in exchange rates”). Payment is made in the currency chosen by the creditor carrier.

Until 2000, these rates tended to decrease significantly. This trend has gradually slowed down since then, in particular, for France, the other members of the European Union and the United States.

4.4.3.3.2 Interconnection services

French telecommunication regulations require that France Telecom provide the interconnection of its switched public network with other operators for calls leaving the France Telecom network or incoming from the networks of competing operators.

This business area is regulated by the ART (see “Item 4.13.2.6 Interconnection”). Volumes exchanged between France Telecom and the other operators are valued by rates approved by this authority.

In 2004, for voice services, prices have been maintained at the 2003 rates with respect to traffic exchanged at the local switch closest to the end customer compared to a 1% drop in 2003 and a 6% drop in 2002, whereas prices dropped 2% with respect to traffic exchanged at the level of regional switches (4% in 2003 and 16% in 2002). Regarding the rate for volumes exchanged at the level of double transit, it was no longer the subject of an ART approval procedure in 2004.

4.4.3.4 SALES, DISTRIBUTION AND CUSTOMER SERVICE

Under the new Group structure in place since the end of March 2004, the Sales and Services France Division is responsible for the distribution of all products and services of the Group intended for the residential consumer and small and medium sized companies market.

Residential consumer goods are distributed via various channels including, in particular:

■	a network of 663 points of sale at the end of 2004 (620 at the end of 2003 and 640 at the end of 2002) spread throughout France. A program to densify and re-localize the shop network was launched in 2004 to increase commercial presence in town centers and shopping malls;

■	the in-house customer contact centers within France Telecom that specialize in sales and distance customer relations;

■	self-service channels via a voice portal (the “3000” dial-up service) and an Internet portal (“francetelecom.com”),

■	a network of local retailers (tobacconists and news agents), mainly distributing prepaid fixed line products (telephone cards, “tickets telephones”) and prepaid mobile telephone products (top-up airtime products).

The Sales and Services France Division provides extensive customer services including an after-sales enquiry service that is available free of charge seven days a week and 24 hours a day (the “1013”/”1015” dial-up services), on-site technical assistance and a customer support service in connection with their usage of France Telecom products and services (installation, assistance).

Corporate customers, other than Large Customers, are also serviced by the Sales and Services France Division, with respect to both voice and data transmission operations, through a network of 11 company agencies covering the whole of France.

The Enterprise Communications Services Division is responsible for very large national and international companies, in particular via Transpac in France and Equant in the rest of the world.

The Networks, Operators and Information Systems Division distributes France Telecom products and services to other carriers and suppliers of telecommunication services.

4.4.4 EQUANT

The Equant segment, composed of Equant and its subsidiaries, earned revenues in 2004 of €2.35 billion, before taking into account intra-group transactions (€2.6 billion in 2003 and €3.15 billion in 2002).

4.4.4.1 HISTORY AND DEVELOPMENT

Equant, one of the leading data transmission companies in the world (source: Gartner), was formed and operates under the laws of the Netherlands. It has its registered office in Amsterdam. Given its international structure, Equant has four main places of business: Paris, Herndon (United States), Slough (United Kingdom) and Singapore.

France Telecom signed a series of agreements with Equant in November 2000, which provided that France Telecom would sell Global One Communications World Holding B.V. and Global One Communications Holding B.V. to Equant in exchange for Equant shares. Furthermore, France Telecom agreed with SITA to exchange SITA’s entire shareholding in Equant for France Telcom shares. Under these agreements, France Telecom became the majority shareholder of Equant on July 1, 2001, with a 54.1% shareholding and the right to appoint five out of the nine members of Equant’s supervisory board and one out of the three members of the management board as long as France Telecom owns at least 34% of Equant’s shares. France Telecom was still a majority shareholder at December 31, 2004.

In this respect, Equant (Equant and its subsidiaries) has been fully consolidated in France Telecom’s financial statements since July 1, 2001.

On the closing date of these transactions, France Telecom S.A. issued a contingent value right per ordinary Equant share for Equant shareholders other than SITA Foundation and for some holders of share options and “Restricted Share Awards” which Equant had awarded prior to November 19, 2000. The contingent value rights were paid in July 2004 for an overall amount of €2,015 million.

In accordance with the business transfer agreement, France Telecom transferred Global One’s operations related to data transmission services for companies to Equant, but retained Global One’s services to carrier and most of its operations related to call cards.

France Telecom may not hold more than 70% of the shares in Equant N.V. listed on the New York Stock Exchange and on Euronext Paris prior to June 29, 2006, unless France Telecom acquires these shares (i) by virtue of a tender offer or (ii) in accordance with a strategic merger operation pursuant to market conditions. France Telecom may not transfer or distribute more than 25% of its shareholding in Equant prior to June 29, 2005, unless it has been approved by independent directors or other shareholders, unless the transfer is the result of a strategic merger operation involving Equant and another company in which France Telecom holds at least 34% of the voting rights.

Upon completion of this transaction, Equant terminated the joint venture agreement which linked it with SITA, a co-operative established and operating under Belgian law, which groups together airlines worldwide, in order to offer telecommunication services to these airlines, and replaced it with a series of agreements. A Strategic Relationship Umbrella Agreement which defined general principles governing relations between Equant and SITA was thus entered into for a period of ten years. This agreement provides for an exclusivity period of five years during which, in particular, SITA may not buy network services from Equant’s competitors, without the latter’s approval and Equant may not sell network services to airline companies. The agreement may be terminated only in the event of a serious breach by the parties of their obligations. It included a minimum income clause for Equant, which was valid until June 30, 2003. After this date, the wholesale prices are determined by reference to the market price. A Network Services Agreement, which defines the terms and conditions in which Equant will supply network services to SITA, was signed for a period of ten years. In accordance with the agreement, which is currently applicable between Equant and SITA, Equant controls and manages the network. Equant provides SITA with its range of products and services which SITA then provides globally to air carriers.

On June 26, 2001, Equant signed, via Transpac, France Telecom’s subsidiary, a series of agreements with France Telecom, which govern the relationship between Equant and France Telecom in relation to the terms on which Equant shall sell and supply services in France via Transpac. In 2002, Equant signed a series of agreements with France Telecom for the supply of multilateral switched voice network services, whilst France Telecom took responsibility for the operational and financial side of restructuring such network. In October 2004, Equant and France Telecom signed an agreement concerning the transfer to Equant of responsibility for the operational and financial side, previously exercised by France Telecom, of the multilateral voice network.

Equant has completed the legal integration in each country of its former subsidiaries and former subsidiaries of Global One, for which integration had been planned. Moreover, the operational merger between Equant and Global One has produced important synergies related to the streamlining of networks and the support and sales functions. Scheduled synergies were completed as early as 2003.

In 2004, Equant altered its structure in order to facilitate the conception, supply and management of the integrated solutions and services that it offers to multinational companies. Equant’s business is structured around two divisions, each liable for its own operating account: “Equant Network Services”, responsible for traditional network services, and “Equant Solutions and Services”, responsible for advanced services. Moreover, in 2004, Equant launched a transformation program, for which the Chief

Operating Officer was responsible, aimed at reducing network costs by optimizing structures and by focalizing the company’s resources on its transformation into a company geared towards supplying services and solutions.

In order to accelerate the implementation of a unified strategy for the corporate market in accordance with the integrated operator model, on February 10, 2005, France Telecom announced that it had signed a final agreement with Equant under which France Telecom would acquire the totality of Equant’s assets and liabilities, for a total amount of €578 million for the share not yet owned by France Telecom. The transaction is still subject to certain conditions including obtaining the approval of Equant’s shareholders which needs to be given during an extraordinary general meeting of the shareholders. If this transaction is completed, France Telecom considers that it will constitute a long-term solution to the structural challenges faced by Equant as an independent entity, and will enable France Telecom to reaffirm its commitment to its corporate customers and to consolidate its leadership in this market. For more information regarding France Telecom’s acquisition of the totality of Equant’s assets and liabilities, see Note 31 “Subsequent events” in the Notes to the Consolidated Financial Statements and “Item 5.7.1 Subsequent Events”.

4.4.4.2 ACTIVITIES

Through its offer of services, Equant is considered to be one of the leaders in the area of international services and transmission of data for multinational companies (source: Gartner). Equant’s worldwide communication network and strong strategic partnerships effectively enable Equant to provide services to its customers throughout the world. At December 31, 2004, Equant considered that it offered outstanding geographic coverage by using a seamless data transmission network. At that date, Equant operated five comprehensive customer services centers and seven hosting centers, and had local support centers based in 299 towns, in 149 countries or territories, compared to 165 countries or territories at the end of 2003 and the end of 2002 (source: Equant).

Via the Equant network, users can have access to their company’s data and applications and to those available via the Internet anywhere in the world. This data may be accessed either directly or by remote access using laptop computers or using other network access interfaces. Equant is increasingly endeavoring to help its customers develop solutions that use IP technologies, either by providing new services, or by proposing services currently available on the Intranet, Extranet or Internet. Equant offers a complete portfolio of network management services based on end-to-end IP solutions and an extensive range of traditional data transmission services, value added services for voice and mobiles and innovative outsourcing and integration services. Equant also offers a range of management tools with which its customers can check the performance of the network and its availability and correct its defects.

Among its main products are, in particular:

-	its IP-VPN MPLS products and services, used by more than 1,300 companies at December 31, 2004 (compared to approximately 1,000 at the end of 2003 and approximately 700 at the end of 2002); these products are available in 146 countries and territories at the end of 2004 (compared to 142 in 2003 and 2002);

-	its Frame Relay products and services, distributed in 148 countries at the end of 2004 (compared to approximately 185 countries at the end of 2003 and 2002);

-	its ATM products and services, distributed in 52 countries at December 31, 2004 (47 in 2003 and 46 in 2002).

Equant places emphasis on solutions that are specifically adapted to each of its corporate customers. Such solutions include outsourcing, dedicated complex solutions and the combining of advisory services, engineering and project management.

Integrated services aimed at multinational companies include, in particular, messaging systems, provision of server infrastructure and safety and security services.

4.4.5 TP GROUP

4.4.5.1 GENERAL PRESENTATION

In October 2000, a consortium led by France Telecom acquired a 35% holding in TP S.A, the parent company of the Telekomunikacja Polska S.A. Group (“TP Group”). In October 2001, the consortium raised this holding to 47.5%. Following the listing of TP S.A. on the stock exchange in November 1998 and sales by the Polish government, the Polish government holds approximately 4% of the share capital of TP S.A., with the 48.5% remaining stake held by other private investors. The Polish partner in the consortium, Kulczyk Holding, sold to France Telecom the shares in TP S.A. held by Tele Invest and Tele Invest II, i.e.: respectively around 10% of TP S.A.’s share capital, in October 2004, and the balance of its interest in TP S.A.’s share capital, i.e. 3.57%, in January 2005. France Telecom has therefore directly held 47.5% of TP S.A.’s share capital since the end of January 2005. TP Group forms part of the “International” Division.

Following the shareholders’ meeting of January 26, 2002, the consortium of France Telecom and Kulczyk Holding has a majority of the members of the supervisory board of TP S.A. TP Group (TP S.A. and its subsidiaries) has consequently been fully consolidated in France Telecom’s financial statements starting April 1, 2002.

TP Group is the leading telecommunications group in Central Europe in terms of revenues and number of customers (source: URTiP, HIF and CTU, Polish, Hungarian and Czech regulators, respectively). TP Group is the leading provider of telecommunication services in Poland (source: URTiP) and offers a large range of services that include fixed line telephony, leased lines, radio communication and data transmission, including Internet services. TP Group is also a majority shareholder (with a 66% interest) of PTK Centertel, one of three wireless operators in Poland, with the remaining 34% balance of PTK Centertel’s share capital being held indirectly by France Telecom.

At December 31, 2004, TP Group had 11.4 million fixed lines (11.1 million at December 31, 2003, and 10.8 million at December 31, 2002) and 7.4 million wireless customers (5.7 million at December 31, 2003, and 4.5 million at December 31, 2002) (source: TP S.A.).

TP Group had approximately 36,800 employees (average number of full-time employees) in 2004, compared to approximately 43,400 in 2003 and 45,200 in 2002.

TP Group segment revenues, before eliminations of intra-group transactions, amounted to €4.1 billion in 2004, as compared to €4.2 billion in 2003, in historical data. For more information on TP Group segment revenues, see “Item 5.2.2.5.2 and 5.3.2.5.2 of the annual report on form 20-F for 2004 and 2003 respectively.

4.4.5.2 ACTIVITIES

Market environment

Poland’s telecommunications market is the largest in Central Europe; it remains, however, significantly under-penetrated compared to other markets in the region. Fixed-line penetration at the end of 2004 was 33.1%, which compares with an EU average of 50% (TP Group estimate) and rates in other states like Hungary and the Czech Republic of 35,5% and 34,4%

respectively (source: 10th Implementation report by the European Commission). In the mobile segment, Poland’s penetration rate was 62%, compared to 85% in Hungary and 99% in the Czech Republic (source: 10th Implementation report by the European Commission, PTK Centertel).

The telecom sector is expected to be among the main beneficiaries of Poland’s EU membership. Indeed, the Polish telecom market is by far the largest sector among the 10 new member states; it has been estimated to account for up to 30% of the aggregate value of their telecom sectors.

TP Group strategy

The main strategic initiatives for the coming years are as follows:

■	Fixed-line – improvement in customer service, marketing and distribution, introduction of loyalty programmes and offers;

■	Mobile – increasing the subscriber base and improving share of the mobile market revenue; and

■	Multimedia – increased penetration of Internet access lines, especially ADSL to residential customers.

In order to build a long-lasting relationship with its customers, TP Group structures its operations in line with France Telecom Group global strategy with focus on the following segments: Home (services for residential customers, especially fixed line telephony, multimedia, Internet access), Enterprise (telecommunication services for business customers including fixed line telephony, data transmission and leased-lines, value added services) and Personal (services based on mobile technologies).

4.4.5.2.1 Fixed line telephony services – TP S.A.

TP SA offers a range of fixed line voice telephony services to 11.4 million lines. In addition to fixed-line traditional telephony services, TP Group offers the following services: toll free calls/free phone, split charge calls, universal numbers, and tele/videoconferencing.

In the period between October 2002 and March 2003, TP S.A. conducted a proactive digitalization program aimed at providing customers with the benefits of digital networks and ISDN access. At the same time, the number of analog lines has been increased, providing more room for expansion of ADSL and Internet access.

TP S.A. is steadily introducing new telephony products in order to stabilize fixed-line traffic market share and to stimulate usage, such as: new unlimited tariff plans (offering a discount or free minutes of call-time at weekends and during off-peak hours), communication packages (telepakiety), as well as, free minutes included in the ISDN access subscriptions.

Several of these strategic initiatives have allowed TP to improve its competitive position and to defend its market share in the fixed-line voice segment.

Data transmission services

TP S.A. offers complex data transmission solutions for businesses, based on a wide range of data transmission services (standard and non-standard offers). TP S.A. provides reliable and secure connections for customers between their domestic branches and units located in foreign countries. TP also offers additional services and features such as: permanent virtual connections (PVC), virtual private networks (VPN), Internet and Extranet access and traffic management. Certificate of quality (“TP Service level agreement”) for data transmission guarantees stable quality of data transmission in accordance with contracted parameters (time of failure removal, maximum number of faults in data transmission, etc.).

Internet access dedicated for business customers is provided in many options by Frame Relay/ ATM protocols and xDSL technology. At the end of 2004, TP is launching, in co-operation with Equant, an IP VPN service based on MPLS platform in order to build a secure and comprehensive VPN portfolio according to current business expectations.

Leased network

TP Group considers itself as the leading leased lines provider in Poland. These lines can be used by its customers for their own purposes or to offer telecommunication services to their customers. Currently, this network is mainly used by Polish providers of wireless telephony networks, the Ministry for Defense, the Ministry for the Interior and the Polish Authorities, financial institutions and Internet access providers.

The rental price of the TP Group fixed line network is based on two factors: the number of end users and the monthly subscription rate, which depends on the amount of capacity provided and the type of network. TP Group’s strategy is to increase transmission capacity of the network, while decreasing the cost of use for customers.

4.4.5.2.2 Wireless telephony – PTK Centertel

PTK Centertel Sp. Z.o.o., (hereinafter referred to as “PTK Centertel”), is the wireless subsidiary of TP S.A., which holds 66% of its capital. France Telecom holds the remaining shares (34%). PTK Centertel was granted four licenses for the provision of telecommunication services: a 15-year license (expiring in August 2012) in order to set up and maintain a GSM1800 digital network, a 25-year license (expiring in December 2016) in order to set up and maintain an NMT 450i analogue network and a 15-year license (expiring in July 2014) in order to provide a GSM900 service. In December 2000, PTK Centertel was granted a UMTS license for the amount of €650 million, of which €260 million has been paid and the balance of which will be paid in eighteen installments beginning in 2005. In accordance with the terms and conditions of the UMTS license, PTK Centertel is obliged to provide a minimum coverage of 20% of the population by the UMTS services until the end of 2007. Implementation is planned for, at the latest, January 1, 2006. The UMTS license expires on January 1, 2023. The dual-band network (GSM900 and GSM1800) covers voice and data transmission, which includes dispatch of SMS, MMS, call transfers, answering services, telephone conferences, CLIP (“calling line identification presentation”) and CLIR (“calling line identification restriction”). Roaming service is also available.

On January 17, 2005 PTK Centertel was issued with a certificate of entry in the telecommunications undertakings register issued by the President of the Office of Telecommunications and Post Regulation. In accordance with the certificate, PTK Centertel is authorized to perform the following business telecommunication activities:

-	Provision of telecommunication services in NMT 450 MHz network;

-	Provision of telecommunication services in GSM 900 MHz network;

-	Provision of telecommunication services in GSM1800 MHz network;

-	Provision of telecommunication services in UMTS 2 GHz network;

-	Data transmission service; and

-	Leasing telecommunication lines.

At December 31, 2004, PTK Centertel entered into 335 commercial roaming agreements with operators in 174 countries such that its users can have access to the GSM900, GSM1800 and PCS1900 network when they travel. The Polish wireless telecommunications market grew by 33% in 2004, 25% in 2003, compared to 39% in 2002, in terms of the number of customers. PTK Centertel became the Polish second wireless network operator in 2003 and strengthened its second position in 2004 with 7.4 million customers as at December 2004 compared to 5.7 million customers as at December 31, 2003 and 4.5 million customers at December 31, 2002 (source: TP Group).

4.4.5.2.3 Internet services

Since June 1996, TP Group has been offering narrowband Internet access. Customers may access Internet via a national number for the cost of local access (or less in off-peak hours) without any additional subscription fee. In 1999, a flat rate Internet broadband access was launched. In the first quarter of 2001, TP Group launched the ADSL Neostrada service.

TP Group offers Internet services under several brands: “neostrada tp” for residential ADSL services, “Dostep do Internetu DSL tp” for business ADSL services, “SDI tp” for residential and business low-end broadband services (115 kbps downstream and upstream), “Internet Numbers tp” for narrowband no subscription (pay-as-you-go) services and “Pakiety Internetowe tp” (“Internet Bundles tp”) – narrowband call packs.

Broadband Internet access via ADSL represents an important priority for TP Group. Broadband Internet access via ADSL is growing very rapidly: 14,000 customers at December 31, 2002, 134,000 at December 31, 2003 and 631,000 subscribers at December 31, 2004 (source: TP Group). TP’s substantial growth in broadband contributed significantly to the overall Polish market growth. According to the statistics from an independent research company, Poland was the most dynamic broadband economy in the world, with an increase of over 80% in broadband customers during the first half of 2004 (source: Point-Topic Ltd).

TP Group’s website is “tp.pl”. TP Group intends to reinforce and develop this site. TP Group’s other websites include links with “tp.pl.”.

In addition, the wholly-owned Internet subsidiary of TP S.A., TP Internet, offers the following services:

■	“Internet Biznes” is a hosting service for websites and e-mail accounts designed for business customers. A customer may reconfigure his space on the server, as well as his user rights, without restriction, using a simple graphic interface.

■	“I-Serwer” is a rental service for allocated servers. This equipment uses the resources of the Data Center, which is owned by TP Internet.

■	“Web advertising” and “Web designing” are designing and production services.

TP Internet also provides multimedia content, including audio/videobroadcasting over Internet and offers Contact Center services as well as electronic signature. (Source: TP S.A.)

“Wirtualna Polska” (Virtual Poland – WP.pl.) is an Internet portal that provides services on the Internet and was acquired by TP Internet in 2001. On April 9, 2004, Wirtualna Polska S.A. was declared bankrupt.

4.4.6 OTHER INTERNATIONAL

Europe

In Spain, France Telecom directly and indirectly wholly owns Uni2. At December 31, 2004, Uni2 provided fixed line telephony services to 2.1 million customers, or 3 million lines, compared to 1.7 million customers at December 31, 2003, or 2.7 million lines and 1.6 million customers at December 31, 2002, or 2.6 million lines. At the end of 2004, Uni2 absorbed Wanadoo España.

In Portugal, France Telecom indirectly holds 43.3% of the capital of the fixed line telephony operator, Novis. This alternative operator offered its services to approximately 204,000 customers at December 31, 2004 compared to 210,000 customers at December 31, 2003 and 115,000 at December 31, 2002. In Portugal, France Telecom also indirectly holds 43.3% of Clixgest’s capital, an Internet service provider.

South America

■	France Telecom indirectly holds 25% of the capital of Intelig, an alternative fixed line telephony operator for long distance national and international calls in Brazil. This operator began its operations in the first half of 2000. This specific shareholding has been transferred.

Asia and Oceania

■	France Telecom signed a partnership agreement in July 1997 with VNPT, the Vietnamese fixed line telephony operator. Under this agreement, France Telecom provides financial, technical and management assistance to the project to install new lines east of HoChiMinh City; these agreements generate France Telecom’s off-balance sheet commitments (see Note 28 “Contractual obligations and off-balance sheet commitments” of the Notes to the Consolidated Financial Statements).

■	France Telecom set up Tahiti Nui Telecom in partnership with the Office des Postes et Télécommunications de Polynésie française (OPT), of whose it holds 34.0%, in April 2002. This company offers telephony services for international calls from French Polynesia to 54,000 fixed line customers of OPT at December 31, 2004 compared to 55,000 at December 31, 2003 (53,000 customers at December 31, 2002).

Middle East and Africa

■	France Telecom owns a 51% shareholding in Côte d’Ivoire Télécom, which is the national telecommunications network in the Ivory Coast. CI Telcom provided its fixed line telephony services on 225,000 lines at December 31, 2004 compared to 328,000 lines at December 31, 2003 and 333,000 lines at December 31, 2002. This shareholding is held by the holding company, FCR Côte d’Ivoire, of which FCR is the main shareholder with 90% of the capital. The operations of CI Telcom are affected by current events in the country, such that the value of these assets has been fully depreciated at December 31, 2004. See “Item 3.3.1 The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in these countries”.

■	France Telecom holds a 42.3% shareholding in Sonatel, which is the very first telecommunications operator in Senegal. Sonatel provided fixed line telephony services to 245,000 lines at December 31, 2004 compared to 229,000 lines at December 31, 2003 and 225,000 lines at December 31, 2002. Furthermore, the wireless subsidiary of Sonatel had, at December 31, 2004, 781,000 customers compared to 576,000 customers at December 31, 2003 and 456,000 at December 31, 2002.

■	France Telecom indirectly holds 40% of the shares of Jordan Telecommunications Company, which provided fixed line telephony services to approximately 638,000 lines at December 31, 2004 compared to 632,000 lines at December 31, 2003 and 680,000 lines at December 31, 2002. Furthermore, the wireless subsidiary of Jordan Telecom had, at December 31, 2004, 455,000 customers compared to 356,000 customers at December 31, 2003 and 316,000 at December 31, 2002. Jordan Telecommunications Company was listed on the Amman Stock Exchange (in Jordan) in 2002.

■	France Telecom indirectly holds 40% of the capital of Mauritius Telecom, the historic operator in Mauritius. Mauritius Telecom had a stock of approximately 354,000 telephone lines at December 31, 2004, compared to 348,000 lines at December 31, 2003 and 327,000 lines at December 31, 2002. Furthermore, the wireless subsidiary of Mauritius Telecom had, at December 31, 2004, 380,000 customers compared to 326,000 customers at December 31, 2003 and 251,000 at December 31, 2002.

4.5 DIVESTITURES

The main divestitures of France Telecom are described in the Notes to the Consolidated Financial Statements under Note 3 “Main acquisitions of companies, disposals and changes to group” in the case of subsidiaries and consolidated shareholdings and under Note 12 “Other investment securities” in other cases (see those Notes).

The divestitures refer to the following transactions:

■	For the financial year 2002:

-	disposals of subsidiaries and consolidated shareholdings: TPS (Télévision Par Satellite), Stellat, Pramindo Ikat and TDF.

■	For the financial year 2003:

-	disposals of subsidiaries and consolidated shareholdings: Casema, Eutelsat, Wind, CTE Salvador and Nortel/Telecom Argentina;

-	disposals of other shareholdings: Sprint PCS, Bull (bonds with option of conversion into new or existing shares), Immarsat.

■	For the financial year 2004:

-	disposals of subsidiaries and consolidated shareholdings: IPO of PagesJaunes (France Telecom held 62% of the capital at December 31, 2004); disposal of the 100% interest in Orange A/S (Denmark); disposal of Equant’s 49% shareholding in Radianz; and reduction from 49% to 10% of the shareholding in the capital of BITCO (Thailand).

-	disposals of other shareholdings: disposal of a 27% interest in the capital of NOOS; disposal of 30 million shares in STMicroelectronics, representing 3.3% of the capital in that company.

In addition, France Telecom undertook, in November 2004, to sell all its equity interests in Tower Participations SAS, the parent company of TDF, representing a 36% indirect interest in TDF’s capital: this disposal was completed at the end of January 2005. In December 2004, France Telecom undertook to sell its subsidiary France Télécom Câble and its cable networks.

See Note 28 “Contractual obligations and off-balance sheet commitments” (commitments to acquire or sell share interests) and Note 31 “Subsequent events” in the Notes to the Consolidated Financial Statements.

4.6 COMPETITION

In France, France Telecom continued to hold the position of market leader in all high growth sectors, namely the wireless and broadband sectors. The fixed line telephony market was marked essentially by the rise of broadband access, as well as by the very high increase in unbundling throughout 2004 and the appearance of the first full unbundling offerings. Dynamic growth in the wireless sector in France was confirmed in 2004 with the launch of the third generation of UMTS mobile telephones and the emerging of the first mobile virtual network operators’ offerings.

In Poland, TP S.A. retained its dominant position in the fixed line telephony market. In the United Kingdom, where the wireless market penetration rate is very high, Orange holds a leading position in a market that remains highly competitive.

See “Item 3.3.2 The intense competition of the telecommunications industry in Europe may strain France Telecom’s resources”.

4.6.1 ORANGE

Orange faces significant competition from European or international wireless telecommunications providers, such as Vodafone, T-Mobile, mmO2, TIM (Telecom Italia Mobile), Telefónica Móviles, NTT DoCoMo and Hutchison Whampoa, all of which have international networks. In addition, Orange faces competition from national operators in each of the countries in which it operates. To the extent that use of mobile telephones is complementary to fixed line telephones, Orange also competes with fixed line telecommunications providers.

France: Orange France’s main competitors are SFR and Bouygues Telecom. SFR, which is controlled by Vivendi-Universal and partially owned by Vodafone, started GSM900 operations in 1992. Bouygues Telecom, which is controlled by Bouygues, has operated a GSM network since 1996. In mid-2004, two virtual wireless network operators launched their services: Omer Télécom, which uses the Orange France GSM network in Brittany and Loire Atlantique (under the Breizh mobile brand name), and Débitel, which uses the SFR network.

The competitive landscape has been marked in 2004 by the arrival of these virtual operators, and by the commercial launch of Orange France’s and SFR’s UMTS, firstly for corporate users and subsequently for the general consumer at the end of the year. Orange France, SFR and Bouygues Télécom are the three operators which hold UMTS licenses in the French market.

The following table shows the market shares of each of the network operators in France.

	2004	2003	2002
Orange	47.7%	48.8%	49.8%

SFR	35.5%	35.3%	35.1%

Bouygues Telecom	16.8%	15.9%	15.1%

Source: ART

The following table shows annual growth in the customer base for each operator in the French market (including the French overseas departments).

	2004	2003	2002
Orange	0.92 million	1.1 million	1.4 million

SFR	1.10 million	1.2 million	1 million

Bouygues Telecom	0.84 million	0.8 million	0.8 million

Source: ART

United Kingdom: Orange UK’s principal competitors in the United Kingdom are the three other existing operators of wireless communications networks, Vodafone, O2 (wholly-owned by mmO2) and T-Mobile (wholly owned by Deutsche Telekom). All of them commenced their operations before Orange UK.

In addition to the current wireless network operators in the United Kingdom, Orange UK also faces competition from the new UMTS entrant, Hutchison 3G UK Ltd, which launched its services in March 2003 under the brand name “3” Hutchison 3G UK Ltd is owned by a consortium that is majority-controlled by Hutchison Whampoa and also includes NTT DoCoMo and KPN Mobile as shareholders.

In November 1999, a joint venture between the Virgin Group and Deutsche Telekom became the first virtual wireless network operator in the United Kingdom when it launched its service, purchasing airtime from One2One (currently T-Mobile). Virgin completed its IPO in July 2004 and operates under a new supply agreement with T-Mobile.

To the extent that wireless devices are substituted for fixed line telephones, Orange UK also competes with fixed line telephony operators, including British Telecom, and operators of cable network telephony systems. British Telecom has also launched its own wireless operation, BT Mobile, which is a virtual wireless operator network hosted on the Vodafone network.

The UK market is one of the most saturated and competitive in Europe with the prospect of additional virtual operators launching in 2005.

The following table shows the market shares of each of the network operators in the UK:

	2004	2003	2002
Orange	23.6%	25.64%	26.9%

Vodafone	22.7%	23.85%	24.6%

O2	23.5%	24.52%	23.5%

T-Mobile (including Virgin Mobile figures)	26.0%	25.55%	25.0%

3 UK	4.1%	0.43%	–

Source: Mobile Communications magazine.

In all other markets where Orange has wireless telephony operations, it faces strong competition. In most cases, Orange’s main competitors are subsidiaries or joint ventures owned by the other major telecommunications operators.

Belgium: Mobistar competes with two other operators: Belgacom Mobile (formerly known as Proximus), which is owned by Belgacom and Vodafone, and BASE (formerly KPNO), which is owned by KPN Mobile.

The following table shows the market shares of each of the network operators in Belgium:

	2004	2003	2002
Mobistar	33.5%	33.40%	30.35%

Belgacom Mobile	49.4%	53.65%	53.85%

BASE	17.1%	12.95%	15.80%

Source: Mobile Communications magazine

The Netherlands: the Dutch market is one of the most competitive mobile telephone markets in Europe with five network operators: KPN Mobile, which is indirectly owned by KPN and NTT DoCoMo; Vodafone; Telfort, held by Dutch venture capital investors; T-Mobile, held by T-Mobile International, and Orange. The following table shows the market shares of each of the network operators in the Netherlands:

	2004	2003	2002
KPN Mobile	36.5%	38.84%	42.08%

Vodafone	23.0%	24.12%	26.28%

Telfort	14.1%	12.07%	10.91%

Orange	11.3%	10.0%	8.58%

T-Mobile	15.1%	14.98%	12.15%

Source: Mobile Communications magazine

Romania: Orange Romania competes with three other operators. MobilFon/Connex is owned by Telesystem International Wireless, Vodafone and other financial investors. Telemobile/Zapp is owned by Inquam, which is owned by Qualcomm. CosmoRom is majority owned by Rom Telecom, the national Romanian telecom operator.

The following table shows the market shares of each of the network operators in Romania:

	2004	2003	2002
Telemobil	3.30%	2.7%	1.4%

Connex GSM	47.94%	49.0%	53.1%

Orange	47.96%	47.1%	43.5%

Cosmoron	0.80%	1.2%	2.0%

Source: Mobile Communications magazine for 2003 and 2002, Orange Romania’s estimate for 2004 figures.

Slovakia: Orange Slovensko’s current competitor is Eurotel, which is wholly-owned by Slovak Telecom, which is in turn majority-owned by Deutsche Telekom.

The following table shows the market shares of each of the network operators in Slovakia:

	2004	2003	2002
Eurotel	42.98%	43.9%	40.2%

Orange	57.02%	56.1%	59.8%

Source: Mobile Communications magazine for 2003 and 2002 figures. Orange Slovensko’s estimate for 2004 figures.

Switzerland: Orange Communications S.A. competes with other wireless network operators, including Swisscom Mobile, which is owned by Swisscom and Vodafone, and Sunrise, owned by TeleDanmark.

The following table shows the market shares of each of the network operators in Switzerland:

	2004	2003	2002
Swisscom	63.2%	62.04%	63.3%

Sunrise	18.8%	20.19%	19.7%

Orange	18.0%	17.77%	17.0%

Source: Mobile Communications magazine

Egypt: ECMS (Mobinil) was the first wireless operator in Egypt. At December 31, 2004, ECMS held the largest market share, for both the prepaid and contract markets. ECMS’s only competitor is Vodafone Egypt.

The following table shows the market shares of each of the network operators in Egypt:

	2004	2003	2002
ECMS	53.7%	52%	54%

Vodafone	46.2%	48%	46%

Source: EMC World for 2003 and 2002, ECMS for 2004

4.6.2 WANADOO

In this section, France Telecom’s competition is analyzed with regard to Internet access, Portals and Directories. Such competition involves mainly the domestic competitors in each of the relevant European markets.

Internet access

France

Wanadoo’s main competitors in the Internet access market in France are:

■	international Internet access providers, whether or not associated with telecommunications operators, such a AOL, T-Online (Club Internet), Tiscali and 9Telecom;

■	companies operating cable networks (NOOS);

■	independent Internet access providers with national (Free) or local coverage; and

■	market players that propose Internet access as a means of acquiring audiences associated with services such as banks and large retailers.

In mid-2004, the respective market shares of the main players on the Internet market in France were as follows:

Wanadoo	Free	AOL	Tiscali	Club Internet	Others
42%	15%	12%	11%	9%	11%

(source: Idate mid-2004)

Competition in the Internet market has now shifted to broadband, with competitors offering a significant reduction in prices for ADSL access as a result of the expansion in unbundling, the availability of upgraded speeds, and the combining access with Voice over IP products (Free, 9Telecom and Tiscali). Free and 9Telecom have also launched a “triple play” package (Internet, Voice over IP and television via ADSL).

Wanadoo continues to lead the broadband market with a market share of approximately 47% in mid-2004, according to Idate.

Wanadoo	Free	AOL	Tiscali	Télé2	9 Télécom	T Online	NOOS	Others
47%	15%	7%	7%	6%	5%	4%	4%	5%

Broadband market share (source: Idate mid-2004)

Wanadoo’s ADSL market share is estimated at 46% at the end of 2004 (source: France Telecom).

United Kingdom

The majority of the Internet market in the United Kingdom uses analogue or “dial-up” access (more than 60% of the market in December 2004, source: France Telecom). The broadband market breaks down into cable access (31.5%) and ADSL access (68.5%) (source: France Telecom).

Wanadoo leads the market in the United Kingdom with a market share of 19% in mid-2004, according to Idate.

In mid-2004, the respective market shares held by the main players in the UK Internet market were as follows:

Wanadoo	BT	AOL UK	Tiscali UK	NTL	Telewest	Others
19%	19%	17%	13%	10%	6%	16%

(Source: Idate mid-2004)

Wanadoo UK’s ADSL market share is estimated at 14% at the end of 2004 (source: France Telecom).

Spain

Wanadoo is the second highest Internet narrowband and broadband service provider with the incumbent operator, Telefonica, in first place, and holds an overall market share of 26% according to Idate (for mid-2004).

In mid-2004, the respective market shares held by the main players in the Spanish Internet market (according to Idate) were as follows:

Téléfonica	Wanadoo Espana	T Online Ya Com	Auna	ONO cableuropa	Others
38%	26%	6%	5%	4%	21%

With a 14% market share in ADSL, Wanadoo constitutes the primary challenge to Telefonica’s position (source: CMT and Wanadoo).

The Netherlands

In the Netherlands, Wanadoo is the second largest Internet service provider across the entire narrowband and broadband sectors with a 12% market share, behind KPN which holds 31% (source: Idate mid-2004).

In the Netherlands, Internet penetration is very high and broadband accounts for over 60% of the Internet base.

In mid-2004, the respective market shares held by the main players in the Dutch broadband Internet market were as follows:

KPN	Wanadoo	Essent-Kabelcom	UPC Chello	Versatel/Zonnet	Multikabel	Others
26%	16%	14%	14%	6%	4%	20%

(source: Idate mid-2004)

Wanadoo Nederland’s ADSL market share is estimated at 15% at the end of 2004 (source: France Telecom).

Portals

France Telecom believes that it has a strong position in these markets with the Wanadoo brand and estimated in 2004 that it held approximately 19% of the online advertising market in France.

In each of its markets, the Group faces numerous providers of global or local portal services, all of which belong to one of the three main categories listed as follows:

■	the portals of other access providers: i.e., in France, AOL France, Club Internet and Free in particular; and abroad, AOL, Terra (Spain), Planet Internet (the Netherlands) and Tiscali in particular;

■	the portals of general sites with a large audience and search engines: in particular Yahoo!, Microsoft/MSN, Google, as well as local players like Terra (Spain); and

■	other media such as newspapers, television, radio and other advertising media (advertising displays).

Directories

The competitive environment in which PagesJaunes operates is far wider than competition from other general consumer or business directories alone. In effect, all consumers are able to access, via the Internet, a considerable amount of content and services to supplement or replace the services provided by PagesJaunes, and owing to the sophistication of mobile telephones, are also able to access extended electronic listing functions. In addition, the PagesJaunes services have to compete with paper directories, directory enquiries (by telephone) and all other forms of press media which list business services.

Thus, the main competitors of PagesJaunes in France are:

-	electronic or paper listings that are able to store telephone numbers;

-	directory enquiries (by telephone) services provided by fixed line or wireless telecommunications operators, i.e.: principally Bouygues Télécom and SFR outside the France Telecom group;

-	free newspapers and journals (particularly Comareg and Spir Communication media, “20 Minutes” and “Métro”);

-	Internet search engines (particularly “Google”, “Voilà”, “Yahoo!” and “MSN”);

-	thematic Internet portals and trading sites (“ViaMichelin.com”, “Webcity.fr”, “Seloger.com”, “Ebay.fr”, “Voyages-sncf.com”, “Hotels.com” and “Kelkoo.com”), and

-	other publishers of printed or online directories (particularly “Bottin – l’Annuaire Soleil”, “U Corsu” and “Iliad”) as well as town directories and local guides which have also developed on the Internet.

In Spain, the directories market in Spain is dominated by TPI, a subsidiary of the initial operator, Telefonica. It also includes, in addition to QDQ Media, certain regional players including, in particular, Guia Color (Castille-Léon), Tu Distrito (Province of Malaga) and Guiaraba (Alava).

4.6.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS

In this section, the competition involves, on the one hand, fixed line telephony services and, on the other hand, data transmission.

Fixed line telephony services

■	In France, France Telecom’s main fixed line telephony competitors are:

-	Telecommunication network operators.

•	These operators are able to carry customers’ local, national and international long-distance calls by using the France Telecom network interconnection services. Their customers can opt for call-by-call selection or pre-selection of carrier. 64% of households that use an alternative operator use automatic number pre-selection (source: Baromètre Euroscope Consumer de Datanova, September 2004). At the end of the second quarter in 2004, 5 million customers had opted for pre-selection and 2.8 million for call-by-call selection (the ART’s Observatoire des marchés for the second quarter of 2004).

The France Telecom’s main competitors in the fixed line general consumer market are Télé2, Cégetel and 9Telecom (an LDCom operator). In the corporate customer market, the main competitors are Cégetel, 9 Telecom, British Telecom, Completel, MCI and Colt.

France Telecom’s market share, in proportion to the traffic using its networks, remains high, with only a slight down-turn in 2004.

France Telecom’s market share	2004	2003	2002
Local	71.3%	75.8%	80.9%

Long-distance	59.6%	61.8%	64.3%

Source: France Telecom

•	These network operators can also provide their customers with a network access service, either through unbundling of the local loop or through alternative local loops. This service is more specifically aimed at the corporate customer market.

Unbundling saw a significant increase in 2004: 1.6 million unbundled lines at December 31, 2005, which represents nearly six times the figure for December 31, 2004 (source: ART “Tableau de bord du dégroupage”, fourth quarter of 2004) and in respect of which the vast majority concerns partial unbundling (94% at December 31, 2004). However, full unbundling is starting to take off with 95,000 lines at December 31, 2004. At the end of 2004, unbundled areas extend to over 50% of the population (source: ART “Tableau de bord du dégroupage”, fourth quarter of 2004).

Full unbundling must allow alternative operators using this system to provide their customers with a single bill including the telephone line subscription fee, telephone calls and broadband services (Internet access, television via ADSL and VoIP).

	12/31/2004	12/31/2003	12/31/2002
Number of distribution frames available for unbundling	893	397	128

Number of unbundled lines (in millions)	1,591	273

This trend is explained mainly by the rate of unbundling prices that are significantly lower than the European average (see the following chart – source: France Telecom).

Shared unbundling tariffs in Europe	Full unbundling tariffs in Europe
In Euros per month excluding tax as of December 1, 2004	In Euros per month excluding tax as of December 1, 2004

-	In France, there are very few cable operators in the fixed line telephony market: only UPC have developed a telephony via cable service that remains stable, with 58,800 telephone subscribers declared by this company at March 31, 2004 (source: AFORM). NOOS, following its alliance with UPC, has nevertheless announced the launch of its Voice over IP products for 2005.

-	Internet access providers are entering the fixed line telephony market with Voice over IP products offered in addition to their Internet access service: Free, Tiscali and 9 Telecom.

■	Data transmission

Since January 1993, the data transmission services market has been open to competition in France. In that market, France Telecom competes with AT&T, Cable & Wireless, Cegetel, Colt, Infonet, 9 Telecom, British Telecom (BT), MCI (formerly Worldcom) and Completel. France Telecom considers that the geographic coverage, the tremendous capacity and the technological strength of its network puts it in a good position with respect to competitors on this market.

4.6.4 EQUANT

Equant operates in a very dynamic, highly competitive, fragmented market that is constantly changing. The wave of company recoveries after recent bankruptcy procedures and the trend to consolidate seen in the second half of 2004 and at the beginning of 2005, show that the telecommunication services sector has entered a transition phase. The market in which Equant operates is undergoing numerous changes: in particular, equipment suppliers have expressed their intention to orient their offerings toward services with greater added value. Equant has observed that the market is moving away from the supply of basic communication services to the supply of integration services, with market players seeking to grasp greater added value. Equant is also faced with increased competition from competitors that would not normally have been classed as traditional telecommunications operators. The competitive environment is becoming increasingly complex, to the extent that boundaries between the world of telecommunications and that of information systems are being eradicated. Information system companies are endeavoring to extend their skills to operating networks, whereas network operators are extending their range of services to service integration. In addition, equipment suppliers, whilst continuing to act as partners to network operators, are diversifying into other areas within the telecommunications sector.

Equant faces competition from five main types of businesses:

■	Global telecommunications services operators: long-established competitors in the network services market are the following companies: ATT Business Services, BT Global Services and Infonet. Such companies offer a comprehensive range of data transmission services to supplement their more traditional voice services. In the growing data transmission market, they are becoming increasingly offensive competitors.

■	Transmission infrastructure operators: new entrants, such as Colt and Level 3, have launched themselves on the market but do not necessarily offer end-to-end solutions with as wide a geographical coverage as Equant. These new entrants focus primarily on point-to-point network services or IP and on wholesale bandwidth.

■	National voice & data transmission operators: in some of the countries in which Equant operates, it also has to compete with the original operators. Some of these operators still have a special regulatory status and still enjoy exclusive rights as to the supply of certain services. Most of them have a tradition of dominating their local telecommunications market.

■	“New suppliers”: Equant competes with “new suppliers” of services constituted by telecommunications equipment suppliers, installation companies (installateurs) and telecommunications software manufacturers that are setting up in the data transmission market. Equant is also faced with competition from a number of these “new suppliers” on the growing telecommunication services outsourcing market. As the market is becoming increasingly competitive, Equant expects factors such as: prices, end-to-end solutions and focalization on quality of service, to play an increasingly important role on its markets.

■	System integrators and outsourcing companies: Customers also seek solutions that integrate design, installation and support of network and office services, as well as the supply and distribution of network and office equipment. In these areas, the market is fragmented both geographically and at the level of competitors’ activities. The main categories of competitor with regard to the supply of such services include:

-	IT services companies;

-	IT and office equipment suppliers;

-	outsourcing service companies;

-	virtual network operators,

-	network integrators.

These competitors include companies such as: Electronic Data Systems (EDS), IBM Global Services, BT Global Services, NCR, Unisys and Hewlett Packard. In connection with the supply and installation of equipment, competition is mainly price-driven, whereas with regard to telecommunications network integration and office services, competition depends more on the capacity to provide additional services such as network design and installation, as well as support services.

4.6.5 TP GROUP

Fixed line voice services

TP S.A. is the largest telecommunication services provider in Poland. Fixed line telephony remains the main source of the TP Group’s income, despite growing revenues from wireless operations and the Internet. The opening of fixed line services to competition was completed in several phases. In mid-2001, pre-selection of operators was introduced for domestic long distance calls. In January 2003, pre-selection was introduced for international long distance calls. In October 2003, fixed to mobile calls were opened up to competition for prefix services and in March 2004, fixed to mobile call pre-selection was allowed. Local calls were opened to competition for twelve numbering zones in December 2004. The amendment of the French telecommunications act that came into effect in October 2003 introduced numerous changes, such as opening up the fixed to mobile sector to competition, and requiring the unbundling of local loop access in favor of competitors.

As Poland did not negotiate a transition period with the EU in the telecommunications sector, it was obliged to implement the European directives and bring its national laws into compliance with European law in that area. The new French telecommunication act, which entered into force on September 3, 2004, aims at incorporating European directives into national law.

As of December 31, 2004, TP’s market share in proportion to the traffic using its networks was as follows:

■	telephone line access: approximately 89%;

■	local calls: 99.7%;

■	domestic long distance calls: 80.0%;

■	international long distance calls: 70.2%; and

■	fixed to mobile calls: 76.6%.

In the fixed line telephony sector, the TP Group’s main competitors are as follows:

■	Netia, whose capital is held by financial investors;

■	Dialog (subsidiary of KGHM, a state-owned copper producer, whose share capital is partially held by the Polish state);

■	Energis; and

■	Tele 2, a subsidiary of Tele 2 AB.

The main infrastructure competitors are, according to TP Group estimates, Netia and Dialog, with a market share of approximately 3% each. In the fixed line telephony sector, TP also competes with Tele2, a virtual network provider which became the most active operator in terms of acquiring new customers in 2003 and 2004, but the services it offers are principally low value added services offered to home customers. Netia and Energis focus on business customers. Some consolidation of the Polish telecommunication market is expected in the future.

Mobile services

PTK Centertel, which operates under the IDEA trademark, began its GSM operations in 1998, which is two years later than its competitors. In 2003, PTK Centertel became the second wireless operator in Poland in terms of number of customers (Source: PTK Centertel, Polkomtel, PTC). The other wireless telephony operators are PTC (49% owned by Deutsche Telecom and 51% owned by Elektrim Telekomunikacja) and Polkomtel (owned by Vodafone, TDC and Polish companies).

The following table shows the market share of the various wireless telephony operators in Poland at December 31:

	2004	2003	2002

PTK Centertel	32%	33%	32%

PTC	37%	36%	35%

Polkomtel	31%	32%	33%

Source: PTK Centertel estimates

There are also companies (21 as at December 31, 2004) who have obtained MVNO (Mobile Virtual Network Operator) authorizations. To date, none of them have begun wireless operations.

Internet access

TP Group considers itself to be the largest Internet services provider to individuals and companies in Poland. However, the broadband market is becoming more competitive. Dialog and Netia, fixed line telecommunications operators, began to offer ADSL services to their own customers in November 2003 (Dialog) and in April 2004 (Netia). The strongest competitors on the broadband market are CATV operators, and especially Aster City, UPC and Multimedia Polska.

TP has a significant market share in the individual customer narrowband market: at December 31, 2004, TP Group’s market share in terms of retail traffic was approximately 93%, compared to 92% at December 31, 2003.

4.7 RESEARCH AND DEVELOPMENT

In 2003, since innovations constitute a strategic priority for the Group’s development, France Telecom decided to increase its research and development (“R&D”) activities with the aim of providing customers with integrated and innovative services more rapidly. Thus in 2004, the Group devoted 1.3% of its revenues to R&D costs, i.e. an increase of 20% compared to 2003.

Such investments, together with personnel costs and other operating and investment expenses related to research and development, increased to €593 million (before amortization) in 2004 (€505 million in 2003 and €610 million in 2002) of which €565 million were attributed to France Telecom S.A. (€466 million in 2003 and €545 million in 2002), essentially within the R&D Division. Approximately half these costs relate to personnel costs.

France Telecom’s R&D division was restructured in June 2004. Under the responsibility of the Senior Vice President for Research and Development, it consists of six R&D centers structured around integrated services and convergent networks, with management overseeing all the international laboratories, five steering functions and three vertical support functions.

France Telecom currently counts approximately 4,200 persons focused on innovation. In addition to its facilities in France, at December 31, 2004, France Telecom had six research laboratories abroad in order to take advantage of the local environment in which they are established.

Thus, the San Francisco laboratory (United States of America) focuses on key fields such as: wireless technologies, broadband, emerging technologies, identity and messaging services and web services. The Boston laboratory, located next to the MIT (Massachusetts Institute of Technology) on the East Coast of the United States, specializes in production of multimedia based on multimodal applications and multipublication. The London laboratory (United Kingdom) is developing its expertise on the convergence of fixed line and wireless technology at the heart of the network. The Tokyo laboratory (Japan) serves to monitor the major Internet broadband developments in Japan in order to identify the possibility of technological transfers to Europe. In June 2004, France Telecom entered into a strategic partnership with China Telecom with a view to creating a joint France Telecom/China Telecom laboratory in Southern China. On a parallel with this, another laboratory, inaugurated in November 2004, was set up in Peking. It will rely on the dynamism of the Chinese telecommunications market and on the breeding ground of local talent in order to satisfy the needs of business entities and acquire recognition as a world class R&D center.

Lastly, the TP R&D center in Warsaw (CBR) has a dual mission: to globally satisfy the needs of the integrated operator, TP, as well as the Group’s needs in connection with the information system, optical access and information processing.

Strong co-operation currently exists between the divisions of France Telecom S.A. and those of the TP Group to pool R&D activities. R&D activities within the TP Group are concentrated both on the network (IP, NGN and ADSL) and services (VoIP, CDN).

In addition to registering patents and creating value for intellectual property (see “Item 4.8 Intellectual Property”), France Telecom is continuously strengthening its involvement with innovative partners particularly in France, the United Kingdom and Poland, as well as the United States and Asia.

In 2004, the R&D Division recruited 100 new PhD students (namely twice the annual average for the three preceding years), bringing the number of PhD students carrying out research in its laboratories to 200. On completion of their doctorates, nearly a third of them will be recruited within the Group’s R&D teams. In November 2004, France Telecom signed a framework research agreement with the French Ecole Normale Supérieure. Two areas of research are concerned in particular: information technology and electronic voting systems.

In 2004, the R&D Division substantially contributed to the following cross-company initiatives of the Group:

■	validation of VoIP terminals (ITC Voice+);

■	in-house development of the “Livebox” in conjunction with partners (Gateway +);

■	monitoring and recommendation of the Group’s strategy in the “Liberty” initiative in order to offer the customer a single identification service (Identity +);

■	development of the Instant Messaging platform for the Group and “Mes Contacts” (Community +);

■	recommendation of security and protection solutions (Office +);

■	integration of solutions regarding payment for the Group’s products (Payment +);

■	definition of a multi-DRM benchmark platform (DRM +).

With regard to the “MaLigne Visio” service, the R&D Division has been responsible for coordinating all developments in the Group’s videophony services so as to ensure their immediate interactivity from the time they are launched (Videotelephony +).

The “eXtense DébitMax” service was launched in November 2004 which provides Wanadoo customers with a very fast broadband Internet connection with a maximum speed on ADSL of up to 8 Mbit/s. Prior to launch, the feasibility of the service was validated by the R&D Division under the DxDSL4 project.

Enhancement of services already provided by the Group remains one of the most significant applications of R&D efforts. As a result of France Telecom R&D’s proficiency in voice technology, the PagesJaunes reverse directory service (“3288 Quidonc”) has been equipped with voice synthesis since the Spring of 2004. Similarly, voice recognition has been incorporated within Orange’s “888” messaging system.

Services enhanced by images are now available, such as browsing within virtual representations of towns in 3D, or Wanadoo’s “Vidéomessages”. The “TélénetCité” service enables local authorities to produce and supply local populations with Rich Media indexed content.

As for wireless technology, in conjunction with assisting Orange with deployment and operations (checking network and terminal equipment, designing roll-out models and developing engineering and network optimization tools), the R&D Division is preparing to upgrade speeds with the introduction of HSDPA and is contributing to the development of future solutions in this area (participation in the Wimax forum).

The R&D Division plays an active part in the explosion of service packages based on ADSL (VoIP, “MaLigne TV” and “MaLigne Visio”) by contributing to technological advances in xDSL (ADSL2+, VDSL, VDSL2, etc.), to the optimization of existing technology, and by preparing the necessary changes to the network architecture (FTTH and Giga Ethernet data collection).

In developing the home gateway, “LiveBox”, the R&D Division has applied, in particular, its expertise in processing VoIP and voice quality.

Its command of optical technology has enabled the R&D Division to provide the Divisions responsible for Networks and Enterprises with appropriate network and service solutions in connection with the plan to provide business parks with optical access.

In addition to wire-based access providing isolated customers with broadband connections, the R&D Division is carrying out certain research regarding fixed line radio access (Wimax technology).

In December 2004, in connection with core networks, France Telecom conducted an optical transmission experiment, in conjunction with Alcatel and Deutsche Telekom, with a capacity of one Terabit per second on an existing France Telecom network connection. The increase in speed via an optical channel makes it possible to increase the capacity of the network whilst reducing cost through better integration of network equipment. This experiment shows the potential of France Telecom’s fiber optic infrastructure, leading the way to a future gradual evolution in the network.

Finally, service platform operations concern laying down the infrastructure (for example, shared service platforms for Orange) and developing the components necessary for the services of an integrated operator: services relating to presence, localization and contacts. Over and above this, the purpose of urbanizing services is to enable the integrated operator to control service platforms, gateways and terminals with a view to ultimately creating a single service platform for the Group.

4.8 INTELLECTUAL PROPERTY

4.8.1 PATENTS AND SOFTWARE

France Telecom has continued to place greater emphasis on intellectual property. The number of new patent filings has continued to rise: 425 filings in 2004 for France Telecom S.A. alone (379 in 2003 and 265 in 2002), which is an increase of 12% compared to the previous year (43% between 2002 and 2003). These patents came primarily from the R&D Division (411 of the 425 new patent filings in 2004). At the end of 2004, France Telecom S.A. had a total of 6,643 patents (obtained or filed), compared to 6,288 patents at the end of 2003. France Telecom also files software patents – 320 filings with the Agence de Protection des Programmes in 2004 by France Telecom S.A., compared to 292 in 2003 and 225 in 2002. Some of these patents and registered software programs are marketed in the form of licensing agreements or through patent pools, pursuant to a policy to leverage R&D results externally. The portfolio of patents helps to protect the innovations made in the services or product offerings marketed by the divisions of the Group.

4.8.2 TRADEMARKS, DOMAIN NAMES, COPYRIGHTABLE DESIGNS, DRAWINGS AND PATTERNS

France Telecom also holds intellectual property rights of substantial value, in the form of trademarks, domain names, and copyright of designs, drawings and patterns. These rights are described below for each company respectively.

France Telecom S.A.

At December 31, 2004, France Telecom S.A. had a total of 4,000 French and foreign registered trademarks. These include the name “FRANCE TELECOM” and the “NUMERIS” logo registered in most of the countries in the world, and many other trademarks registered in France and/or abroad, for example “MALIGNE”, “MALIGNE TV”, “MINITEL”, “N° AZUR”, “Nº INDIGO”, “LISTE ROUGE”,

“MON NUMERO PREFERE”, many slogans such as “IL Y A UNE VIE APRES L’ACHAT” or “NOUS SERONS LA”, various logos, as well as the portfolio of Wanadoo trademarks such as “WANADOO”, “VOILA”, “EXTENSE”, “POSITIVE GENERATION”, “LIVEBOX” and domain names following the legal mergers completed on September 1, 2004. France Telecom S.A. has licensed the use of the “FRANCE TELECOM” trademarks and the logo to some of its subsidiaries (e.g., Orange, Transpac and GlobeCast).

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

France Telecom S.A. has registered copyright to certain designs, drawings and patterns in France and abroad including, for example, the designs for the Livebox, certain telephone boxes or booths and telephone apparatus.

Orange

In the United Kingdom, the “Orange” brand has been developed by Orange UK, a wholly-owned subsidiary of Orange, which has operated its wireless telecommunications network under the “Orange” brand since 1994. The wireless telecommunications operators authorized to use the “Orange” brand are cited in section 4.4.1.7 “Licensing agreements”.

Since introducing its services in 1994 in the United Kingdom, Orange has made and continues to make substantial investments to develop the “Orange” brand (the principal components of which are the “ORANGE” name, the “Orange” logo, the color orange and the slogan, “The future’s bright, the future’s Orange” in the United Kingdom, in France and abroad. These capital expenditures have made it possible to build up an extensive brand portfolio, plus a portfolio of domain names including “orange.com”, “orange.net”, “orange.co.uk” and “orange.fr”. In addition, these expenditures have generated strong brand awareness and recognition, and have enabled the company to build up a broad high-value customer base for the Orange brand.

Equant

Equant registered a large number of domain names including: “equant.com”, “equant.net”, “equant.co.jp”, “equant.de”, “equant.jp”, “equant.ru”, “equant.as”, “equant.bt”, “equant.ca”, “equant.cc”, “equant.ch”, “equant.co.uk”, “equant.com.ar”, “equant.com.au”, “equant.it”, “equant.li”, “equant.se”, “equant.tm”, “equant.ur”, “equant.uz”, “its.co.jp”, “sitaequant.com”, “equantsita.com”.

PagesJaunes

PagesJaunes owns well-known trademarks registered both in France, where its leading trademarks are, in particular, “PAGES JAUNES”, “PAGES BLANCHES”, “PAGES PRO” and “QUIDONC” associated with its advertising slogans “DEMANDEZ, C’EST TROUVE” and “CREATEUR D’ESPACES DE PROXIMITE”, and also abroad with, for example, the “MAPPY” trademark.

In addition to its trademarks, PagesJaunes has created a large portfolio of domain names. In particular, it has registered the following domain names: “pagesjaunes.fr”, “pagesblanches.fr”, “pagespro.com”, “quidonc.com”, “mappy.com”, “planresto.com” and “ruescommercantes.com” in their numerous forms.

PagesJaunes has also registered designs, drawings and patterns in France and abroad such as, for example, the graphic design for its PagesJaunes business directory.

TP Group

At the end of 2004, the TP Group held 92 trademarks. The most important are: “tp”, “Infolinia 800”, “Telepakiety”, “Telepunkt”, “globetroter”, “jestesmy z wami!”, “Neostrada”, “blekitna linia tp 9393”, “blekitna linia 9390 biznes” and “www.tp.pl”. The TP Group has registered more than 100 domain names. The principal domain name is “tp.pl”. The other major domain names are “telekomunikacja.pl”, “tp-ir.pl”, “jestesmyzwami.pl”, “telepunkt.pl”, “neostrada.pl”, “internetdsl.pl”, and “telecompolska.pl”.

4.9 SUPPLIERS

France Telecom purchases its telecommunications equipment from all major international manufacturers and believes it is not dependent on any of them.

As part of the “Ambition FT 2005” Plan and the “TOP” operating improvement program, France Telecom introduced the “TOP Sourcing” project throughout the Group in December 2002. This project, which is managed by the Senior Vice President for Sourcing and Performance Improvement, is designed to reduce “total acquisition costs” using a six-pronged strategy, as described below:

-	consolidation of procurement volumes;

-	assessment of the best price;

-	globalization in terms of procurement;

-	streamlining technical specifications;

-	joint improvement of processes shared with suppliers; and

-	restructuring of supplier relationships.

The “TOP sourcing” program has been split into three phases spread out over the period from January 2003 to the end of 2004, which covered more than €9 billion in purchases beginning with the procurement categories offering the largest potential gains.

The first phase from January 2003 to June 2003 covered the following purchasing categories: fixed and mobile handsets, routers, DSLAM, ATM networks, radio links, copper cables, intelligent network, switch maintenance, office equipment, servers, data storage, IT services, travel and hotels, vehicles, public relations agencies and purchases of advertisement space, printing and paper and sales materials.

The second phase from July 2003 to January 2004 covered the following purchasing categories: mobile telephone base stations, switching equipment, transmission equipment, software, building maintenance and related services, call centers, consulting and audit, temporary work, transportation and storage.

The third phase from January 2004 to December 2004 covered the following purchasing categories: optic cables, GPRS equipment, technical environment, server and data storage equipment maintenance, market research and financial and insurance services.

In connection with the procurement strategy implemented during these phases, technical specifications have been streamlined. The following are a few examples of this:

-	a reduction from 50 to 13 in the number of data storage configurations;

-	a reduction from 68 to 30 in the number of service provider profiles in the information system;

-	a reduction to 55 in the number of mobile handset types purchased (with no impact on the variety of models on offer); and

-	the streamlining of the all properties surfaces to be cleaned up and the putting in place of national specifications regarding cleaning frequency for each type of surface.

Likewise, the restructuring of the supplier portfolio generated an approximate 70% reduction in the number of suppliers for all of the procurement categories concerned. This reduction was achieved on the basis of various criteria which, in addition to price, included quality, reactivity, localization and compliance with ethical and environmental standards. Moreover, in order to better meet customer expectations, France Telecom gives preference to suppliers that stand out for their high added value. To that end, France Telecom has implemented an ongoing assessment and evaluation program relating to the performance of its suppliers irrespective of the type of products and services provided. These internal measures have been in full operation since mid-2004.

Furthermore, in connection with the restructuring of supplier relations, certain strategic partnerships have been entered into with eight suppliers.

At the same time, regular improvements have been recorded in procurement categories not included in the phases, as a result of the general effect on all purchasing of the procurement process common to the Group and determined in connection with “Top Sourcing”.

The estimated aggregate impact of the Group’s new procurement policy at the end of 2004 is approximately €2,400 million in savings: €700 million in 2003 and €1,700 million in 2004.

4.10 SEASONALITY

In general, France Telecom’s business operations are not affected by any major seasonal variations. However, the revenues generated from fixed line telephony in the third quarter (ended September 30) is generally lower than in the other quarters, due to the fall in telephone traffic over the summer months.

Furthermore, in the markets where Orange operates, the number of new customers for wireless telecommunications services is generally higher in the second half of the calendar year than in the first half, primarily because of the increase in sales during the Christmas season. Consequently, revenues generated from the sale of equipment and packages, as well as the costs incurred in ordering equipment for customers and sales commissions, are higher in the second half of the calendar year than in the first half.

4.11 TANGIBLE AND INTANGIBLE ASSETS

At December 31, 2004, the tangible assets of the France Telecom group represented a total net book value of €29 billion compared to €30.6 billion at December 31, 2003 and €36.3 billion at December 31, 2002. At December 31, 2004, the intangible assets of the France Telecom group included, first, net goodwill in the amount of €25.8 billion, compared to €25.8 billion at

December 31, 2003 and €27.7 billion at December 31, 2002, and, second, other intangible assets composed primarily of licenses (€8 billion compared to €8.5 billion at December 31, 2003 and €9.3 billion at December 31, 2002), trademarks (€4.3 billion compared to €4.4 billion at December 31, 2003 and €4.8 billion at December 31, 2002), and subscriber base (€3.2 billion compared to €3.2 billion at December 31, 2003 and €3.6 billion at December 31, 2002).

In spite of the fact that none of these assets are in the public domain, the French Minister of Economy, Finance and Industry has the power to block or impose conditions on any proposed sale or transfer of any part of France Telecom’s telecommunications network which is considered necessary for its public service mandate. This procedure was only used once in 2001 for the sale of a network component in a French overseas department, and the Minister of Economy, Finance and Industry granted its approval.

Various fixed assets of the France Telecom group were pledged or given as collateral (see Note 28 “Contractual obligations and off-balance sheet commitments” of the Notes to the Consolidated Financial Statements).

4.11.1 NETWORKS

France Telecom considers that the performance and quality levels of its network are at their best, as a result of the use of the latest technologies, the skills of its research and operations staff, and the ongoing level of investments.

4.11.1.1 DATA TRANSMISSION NETWORKS

4.11.1.1.1 Fiber optic networks

With speeds of up to 10 Gbit/s, fiber optic cables by far exceed the capacity of conventional copper lines or radio links. In 2004, France Telecom installed approximately 3,500 kilometers of fiber optic cables in its regional network in France (1,500 kilometers in 2003 and 6,100 kilometers in 2002).

The new Dense Wavelength Division Multiplexing technology (DWDM) is now deployed on long distance networks to further increase the speed of transmission to a potential of 80 wavelengths per fiber. At December 31, 2004, 36 DWDM systems were installed in the long distance network in France (compared to 34 at December 31, 2003 and 32 at December 31, 2002) and 42 in the France Telecom European Backbone Network (compared to 42 at December 31, 2003 and 46 at December 31, 2002).

Among these systems, 10 are for dual purposes and are hence used for both networks.

In addition, France Telecom offers direct fiber optic connections to business customers wishing to benefit from high-speed broadband services. At October 31, 2004, 12,686 customer distribution frames were connected by fiber optics to the France Telecom network (compared to 10,748 optical customer distribution frames in 2003 and 8,875 in 2002).

4.11.1.1.2 Synchronous digital hierarchy (SDH)

At December 31, 2004, France Telecom had installed on its long distance network in France over 253 synchronous digital hierarchy (SDH) transmission links at 2.5 Gbit/s (239 at December 31, 2003 and 232 at December 31, 2002). In Europe, the number of 2.5 Gbit/s SDH transmission links was 119 at December 31, 2004 (compared to 113 at December 31, 2003 and 108 at December 31, 2002). The relatively low-cost SDH technology can be used to create a simpler network that is easier to manage, and more reliable. In France, through the use of a reserve network and local self-protected rings, the SDH optical network is fully protected against single cable breakdowns. France Telecom continues to develop SDH networks by installing other SDH rings as well as low-cost point-to-point systems in the lower part of the network.

4.11.1.1.3 Asynchronous transfer mode (ATM)

France Telecom is a leading player in the development of transmission technology via asynchronous transfer mode (ATM) technology which simultaneously transmits data signals, text, voice, images and multimedia between access points to the network at speeds of over 155 Mbit/s.

France Telecom has deployed an ATM backbone network capable of routing high-speed services. At December 31, 2004, this network was composed of 280 sites (448 cross-connect units, compared to 422 cross-connect units at December 31, 2003 and 423 cross-connect units at December 31, 2002). It ensures end-to-end transmission of InterLan and MultiLan services, part of the Videodyn transmission service, which provides temporary television connections. It also receives ADSL access data flows and delivers some of these flows to the IP network through a BAS interface.

4.11.1.2 INTERNET-RELATED NETWORKS

4.11.1.2.1 Broadband access

The roll-out of the ADSL network has remained a major challenge in 2004 for France Telecom which has invested more than €140 million, in addition to the €200 million it invested in 2003, to install the DSLAM equipment in its distribution frames (network nodes to which customers are connected).

At December 31, 2004, the number of “subscriber connection nodes” open to ADSL stood at 6,356, compared to 3,394 at December 31, 2003 and 2,082 at December 31, 2002.

At December 31, 2004, 90% of the French population was covered and 4.7 million customers were connected to ADSL broadband, compared to 79% at December 31, 2003 and 70% at December 31, 2002.

The aim of the “Business park plan” is to provide corporate customers with high- speed broadband connections: 100% coverage for symmetrical 2 Mbit/s and speeds ranging up to 100 Mbit/s for the Gigabit Ethernet product offerings, and to provide the two thousand largest business parks in France with high speed broadband connections over a total period of three years (2005 to 2007).

4.11.1.2.2 IP network architecture

The France Telecom IP network is built so as to handle the growing demand for speed and to support broadband technologies, such as primarily ADSL. In order to have the capacity and quality of transmission necessary to respond to the number of customers and their needs, Wanadoo uses the France Telecom IP network.

ADSL customer websites are connected to the BAS (Broadband Access Server) through the DSLAM with a downlink speed (Internet to customer) of 128 Kbit/s, subject to the maximum speed permitted by the line as determined by the situation of the line between the customer’s home and the NRA (subscriber connection nodes). For its business customers, France Telecom also offers “Turbo ADSL” access at speeds of up to 2 Mbit/s on these DSLAM.

The NAS and BAS are connected to the Wanadoo platform and to the Internet network through the national IP transport network or the backbone network, which carried more traffic at the end of 2004 than at the end of 2003 (111 Gbit/s compared to 92 Gbit/s at the end of 2003 and 40 Gbit/s at the end of 2002). The IP network is being deployed by France Telecom technical crews, who provide 24-hour-a-day supervision seven days a week.

The France Telecom IP network is an evolving multi-access network (Autonomous System 3215), capable of handling the growth in traffic and adapting to changes in technology, due to the expertise of France Telecom R&D, that evaluates and tests new technologies like the new super high-speed transmission technologies. The France Telecom worldwide Internet network (Autonomous System 5511) connects the principal global Internet networks in different locations around the world. It is built around the latest IP switching and transmission technologies in Europe and is noteworthy in having reduced its footprint since the end of 2003, resulting in a maximized concentration of traffic outlet points. Because it is built on super high-speed land-based and submarine transmission links (several Gbit/s), it provides France Telecom customers with excellent Internet access.

4.11.1.2.3 Wanadoo platform

The Wanadoo platform is built on a modular, secure, segmented infrastructure which uses proven market technologies designed to adapt to the increasing number of customers and uses. It is a true industrial tool that can be used to separate the functions of development, testing and production, which in turn strengthens the quality of service offered to customers.

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

This platform is composed of servers operating on Unix, Linux or Windows “server” versions hosting various services such as web services, search engines, communication services, games, personal pages, news and voice mail. This design can accommodate permanent increases in capacities and in the number of servers, in anticipation of growth in the number of customers. The voice mail system is based on Critical Path technology, a leader in the sector. The Operations Support System manages customer authentication and access to services. It consists primarily of Radius Authentication Servers and a database containing customer data.

The real time technical management and authentication system have double mirroring and use a database management technology and replications. The Business Support System is at the heart of the business system. It is based on Portal’s Infranet software and an Oracle database. It performs the following functions: customer management, sales management, billing and accounts receivable.

Various modules process subscriptions details from different sales channels and feed the customer database before reaching the Business Support System. The Business Support System feeds the customer service information system, which enables telephone advisers to serve customers and initiate customer follow-up. The Marketing and Sales Information System, which also receives data from the Business Support System, is used to analyze statistical data.

In addition, technologies relating to portals and their content are an indication of the range of services offered by Wanadoo: search engines, on-line encyclopedias, large multi-player game platforms, mapping, telephone directories and specific regional services.

Finally, in the second half of 2001, Wanadoo initiated an international program to streamline and industrialize the most basic technical infrastructures used in its operations. This approach offers a number of advantages:

■	it allows the company to access millions of customers in Europe in order to benefit from economies of scale for the services that justify it;

■	it accelerates the development of new services by reducing the number of infrastructures on which they are based; and

■	it facilitates international deployment by providing the company’s best technologies to all its companies and subsidiaries.

In addition, this program makes it possible to optimize costs for the network, information system and communications services.

4.11.1.3 WIRELESS TELECOMMUNICATIONS NETWORKS

“First generation” mobile networks, which were based on analogue system technology, carried voice traffic only. “Second generation” networks, based on the GSM digital standard, further facilitate SMS message and narrow bandwidth communications. This is sufficient for basic multimedia applications.

“Third generation” mobile networks, often called “3G” or “UMTS”, make it possible to offer fully interactive multimedia services at speeds of up to 384 Kbit/s. Improved coding and data compression technologies will lead to better voice quality and more reliable data transmission.

At the same time, improved data transport services are available to customers as a result of the introduction of technological innovations that increase the speed and efficiency of existing GSM networks such as the General Packet Radio Service (GPRS). With this technology, most of the Orange Group operators were able to offer multimedia services, including basic video, before the launch of the third generation “3G” services EDGE and UMTS.

4.11.1.4 INTERNATIONAL NETWORK

4.11.1.4.1 Submarine cables

In order to accommodate the increase in telecommunications traffic, France Telecom is investing in submarine cable systems.

These investments may be made either by purchasing IRU (Indefeasible Rights of Use), which are acquired for a period often equal to the cable operating period, or by leasing wavelengths depending on the expected return.

In 2004, France Telecom added additional capacities to the ECFS (East Caribbean Fiber System), Taino Carib and Americas II systems between Guadeloupe, Martinique, Guyana and the United States to keep up with the rise in broadband in the French overseas departments. In March 2004, France Telecom signed the Construction and Maintenance Agreement for the Sea-Me-We4 cable connecting Southern Europe to Singapore through the Middle East, in order to accommodate growing demand on this axis, particularly with respect to the Internet and data market.

Moreover, France Telecom is streamlining its submarine cable base by closing down cables which have become obsolete in view of the demand in bandwidth, or which have become too expensive in terms of maintenance costs.

4.11.1.4.2 Satellites

France Telecom is refocusing on its core business as a telecommunications services operator and has decided to sell its interests in satellite operators. These disposals are being spread out over a two-year period. In September 2004, TP SA sold its 2.3%

interest in Eutelsat. At the end of 2004, France Telecom sold its interest in New Skies Satellites to the Blackstone investment fund which took over the entire company. Lastly, at the end of 2004, France Telecom sold its 5.4% interest in Intelsat. With the completion of this latter transaction, France Telecom had sold all its interests in satellite operators with the exception of the 4.6% interest that it still holds indirectly in Eutelsat through its 20% interest in Bluebird’s share capital.

France Telecom will continue to use the satellite operators’ infrastructure for its needs in terms of international telephone links and data and audiovisual requirements. France Telecom moreover operates its own telecommunications satellite network, Telecom 2, which includes three satellites following the removal of Télécom 2B from orbit at the end of 2004.

The reduction in satellite transmission needs has lead France Telecom to streamline its teleports in metropolitan France and the French overseas departments. In metropolitan France, the operations of the space telecommunications centers have been grouped together within the main center which is currently the Bercenay en Othe teleport, following the closure of the Pleumeur Bodou teleport and the sale of the Rambouillet site to Eutelsat in September 2004. Similarly, in the French overseas departments, the connection of the West Indies and Reunion to the submarine network cables, has lead to the closure of the Trois Ilets site in Martinique (whilst still retaining the Destrellan site in Guadeloupe) and to the closure of one of the two sites on Reunion Island. Mayotte Island, which is not connected by submarine cable, remains linked solely by satellite whereas French Guyana has kept its Cayenne and Kourou sites as well as the sites operating inland.

4.11.1.4.3 European backbone network (EBN)

At December 31, 2004, the France Telecom Pan-European backbone network directly connected 33 cities (37 in 2003), including seven in France, and was interconnected with the networks of France Telecom subsidiaries and partners. Its partners also connect their customers to the basic network through their local loops, making connectivity a reality within Europe.

The EBN, a fiber optic network, whose wavelength capacity has grown according to demand, is designed to carry unit flows of 2.5 to 10 Gbit/s on each line, with a capacity of as much as 1.2 Tbit/s with no additional cables required. The network guarantees connections of 45 Mbit/s to 10 Gbit/s and offers a number of advantages, such as 99.95% availability, centralized network management, and customer service available 24 hours a day. End-to-end infrastructure control also contributes to easier management and greater simplicity by allowing access to international services without connecting through multiple operators.

4.11.1.4.4 North American backbone network

On December 27, 2004, France Télécom Longue Distance USA and Level 3 executed a contract under which France Telecom sold its transmission network in the United States (the NABN) to Level 3 and undertook to purchase a large proportion of its transmission requirements from Level 3 over the following three years. On February 22, 2005, France Télécom transferred title in the NABN to Level 3. France Telecom is thus continuing its strategy of streamlining and reducing costs whilst continuing to guarantee the same quality of service to all its customers. Supervision and maintenance of the network will be carried out by Level 3. NABN traffic will progressively migrate to the Level 3 network between April and September 2005. France Telecom will retain its IP, voice and signaling assets in the United States, as well as those relating to the servicing (or backhaul) of the TAT 14, the supervision and maintenance of which will continue to be directed from France but implemented by teams in the United States.

As a result of this agreement with Level 3, France Telecom will continue to provide its retail (Residential and Corporate companies) and wholesale (Carriers) customers with the same range of services.

4.11.2 REAL PROPERTY

At December 31, 2004, France Telecom’s real property, including equipment considered as real assets, was recorded in its balance sheet (net book value) at a figure of approximately €5.4 billion, compared to €5.9 billion at December 31, 2003 and €6.1 billion at December 31, 2002. These properties are used to house telecommunications facilities, research centers, customer service centers, premises for commercial use and offices.

When France Telecom was incorporated on December 31, 1996, all the assets of the former public operator France Telecom were declassified from the public domain and transferred to France Telecom S.A.

The real estate department, created in 1996, represents in France the “owner” within France Telecom. It distributes properties among the different departments. These properties are billed based on market conditions, and unused properties are sold or, failing that, rented to third parties. France Telecom expects that a certain number of its properties will become superfluous in the coming years.

In 2002, France Telecom sold 409 properties to a consortium of investors for €2.6 billion. In 2003, it sold 389 properties to another consortium for a total of €419 million. Most of the buildings sold are rented by France Telecom. With these disposals, the vast majority of the France Telecom negotiable real estate assets in France were sold.

Furthermore, Orange, Equant and other subsidiaries essentially rent the buildings that are necessary for their operations.

As for the TP Group, at December 31, 2004, TP S.A. owned approximately 2,500 properties in Poland. The approximate total surface area of developed properties was 1.4 million square meters, and the surface area of undeveloped land was approximately 0.4 million square meters.

4.12 LEGAL PROCEEDINGS

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

With the exception of the proceedings described in Note 29 “Litigation and claims” of the Notes to the Consolidated Financial Statements, neither France Telecom nor any of its subsidiaries are parties to any suit or arbitration proceeding (and France Telecom is not aware of any proceedings of this nature planned by governmental authorities or by third parties) which the management of France Telecom reasonably believes could have a significant negative effect on the Group’s earnings, business operations or consolidated financial condition.

In connection with the arbitration proceedings, referred to the Arbitration Tribunal in 2002 and triggered under the Franco-Lebanese convention on the reciprocal promotion and protection of investment and the United Nations Commission on International Trade Law arbitration rules, the Arbitration Tribunal concerned notified its decision to the parties on February 22, 2005. The dispute referred to the Arbitration Tribunal concerned the Build, Operate and Transfer (BOT) contract of FTML (a company in which France Telecom holds a 66.66% interest) and, more specifically, its early termination in 2001 and the consequences of such termination. The Arbitration Tribunal upheld the main claims submitted by France Telecom, through its two subsidiaries, FTML and FTMI, and set the amount to be paid to FTML by way of indemnity at $266 million. In addition, the Arbitration Tribunal declared itself to have jurisdiction with regard to the debt-collection order issued by the Lebanese Republic in April 2000 and held FTML not liable to pay the $300 million demanded in such respect.

See “Item 3.3.1—France Telecom is involved in enquiries, legal proceedings and disputes with the regulatory authorities, competitors and/or other parties”, as well as Note 29 “Litigation and claims” of the Notes to the Consolidated Financial Statements.

4.13 REGULATIONS

The business climate, in France and in the countries where France Telecom operates, is becoming increasingly competitive and dynamic. France Telecom and the business sectors in which it operates continue to be subject to numerous regulations that can have a major effect on the way France Telecom conducts its activities.

The regulations that are the most important for France Telecom are European regulations, insofar as EU directives are the driving force behind the regulation of the Member States, the French legislation and regulatory system and United Kingdom regulations.

See “Item 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries”.

4.13.1 EU REGULATIONS RELATING TO ELECTRONIC COMMUNICATIONS

Member States must comply with EU legislation when enforcing their own legislation.

The institutions of the European Union have adopted a number of directives establishing an open and harmonized telecommunications market, based on two separate and complementary processes: liberalization and compatibility. An initial series of directives, adopted under Article 86 (3) (formerly 90 (3)) of the EC treaty on national monopolies requires the deregulation of national telecommunications markets and the elimination of the monopoly rights of public operators or operators licensed before January 1, 1998. A second series of directives, adopted under Article 95 (formerly 100(A)) of the EC treaty on reconciling the legal, regulatory and administrative law of the Member States, sets the conditions for compatibility of access and the use of public telecommunications networks within Member States (“The Open Network Provision” or “ONP Directives”).

These regulations have been replaced by a new regulatory framework. The laws under this framework were passed in March 2002 and took effect on July 25, 2003. This new regulatory framework, described below, confirms the deregulation process in the telecommunications sector and expands it to include the electronic communications sector as a whole, affirming a desire to reconcile the specific regulatory framework with competition law. France has transposed the new regulatory framework into its domestic legislation by adopting notably:

-	French law n° 2003-1365 of December 31, 2003, relating to the telecommunications public service obligations and to France Telecom;

-	French law n° 2004-575 of June 21, 2004, concerning confidence in the digital economy; and

-	French law n° 2004-669 of July 9, 2004, relating to electronic communications and audiovisual communications services.

4.13.1.1 DIRECTIVES GOVERNING THE DEREGULATION OF TELECOMMUNICATIONS SERVICES

The basic directive on the deregulation of telecommunications services was adopted on June 28, 1990. In order to complete the liberalization process, a directive adopted on March 13, 1996 requires (i) full deregulation, effective July 1, 1996, of the use of alternative infrastructures (including telecommunications railway infrastructures) used to provide all telecommunications services other than voice telephony, and (ii) the total deregulation of voice telephony and the public telecommunications infrastructure effective January 1, 1998.

These successive directives were replaced by Directive 2002/77/EC of September 16, 2002, which repeats the existing provisions, adding essentially all electronic satellite communications services to the scope of the directive on deregulation.

Likewise, the directive on establishing a common framework for granting licenses and general authorizations in the area of telecommunications services adopted on April 10, 1997, was replaced by Directive 2002/20/EC of March 7, 2002, the “Authorization” directive, adopted on February 14, 2002. This directive repeals the individual licensing systems in favor of a general authorization system. Only allocations of rare resources (mainly radio frequencies and numbering) will require an individual license. Although some Member States have not yet fully transposed the new directives of the European regulatory framework, most of the regulatory authorities are already applying the principles of the “Authorization” directive in Europe.

4.13.1.2 THE FORMER EUROPEAN REGULATORY FRAMEWORK – THE “OPEN NETWORK PROVISION” DIRECTIVES ON THE HARMONIZATION OF TELECOMMUNICATIONS SERVICES

For the Member States that have not yet implemented the new directives, the ONP provisions still represent the foundation for regulations in the telecommunications industry, as long as the market analyses required by these directives and conducted by national regulatory authorities have not been completed. The ONP provisions are intended to bring about compatibility in technical interfaces, conditions of use and pricing principles throughout the European Union, and to guarantee objectivity, transparency and non-discrimination in access to the services provided under ONP requirements.

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

Within this former framework, operators are assumed to exercise a significant influence if they have over a 25% share of a particular telecommunications market in the geographic area in which they are allowed to operate. Furthermore, operators that are assumed to exert a significant influence over the interconnections market (that is the combined interconnection market, including both wireless and fixed line networks) must:

■	bill interconnection charges on the basis of cost, in keeping with the principles of transparency. The burden of proof that the charges result from real costs, including a reasonable rate of return on investments, falls upon the operator providing the interconnection to its facilities;

■	release an interconnection offer that must include a description of interconnection products and rates. Different interconnection rates can be set for different categories or different operators if such differences can be justified objectively based on the type of interconnection provided and/or the terms for issuing national licenses. National regulatory authorities must ensure that such differences do not distort the competition. They have the option of imposing changes on the interconnection reference offer if justified.

On February 26, 1998, a new directive replaced the December 1995 ONP directive on voice telephony in the context of full deregulation of telecommunications infrastructures and services effective January 1, 1998. This directive establishes the features of universal service applicable throughout the European Union.

On September 24, 1998, the Conseil des ministres and the European Parliament adopted Directive 98/61 amending Directive 97/33 on interconnection in order to provide for the portability of numbers and the pre-selection of a long distance carrier effective January 1, 2000. Recommendations on interconnection pricing, accounting separation, cost accounting, data packet-switching and ISDN offers (integrated services digital network) were also adopted by the Commission.

Order number 2001-670 of July 25, 2001 amended the French Postal and Telecommunications Code to implement the EC directives adopted in 1997 and 1998 after the French law of July 26, 1996 on telecommunications regulations. The seven directives include Directive 97/33 on interconnection.

The French Minister of Economy, Finance and Industry has set by decree the contributions by the different operators to universal service (see “Item 4.13.2.5 Universal service”) for the years 2000, 2001 and 2002 and adjusted the contributions set for the years 1997, 1998 and 1999, taking into account the decision dated December 6, 2001, by the European Communities Court of Justice.

4.13.1.3 THE NEW EUROPEAN FRAMEWORK FOR ELECTRONIC COMMUNICATIONS REGULATIONS

The European Commission has undertaken a revision of the overall European legal framework for electronic communications. Four directives, published in the EC Legal Gazette (the Journal Officiel des Communautés Européennes) on March 7, 2002 have replaced the previous legal framework with effect from July 25, 2003: a new “framework” directive and several specific directives including the “Authorizations” directive described above; an “Access” directive, which essentially replaced the “Interconnection” directive, and which expands the scope to include network access; and the “Universal Service” directive, which deals with matters of consumer protection, bolstering the powers of the national regulatory authorities by giving them the option of overseeing pricing and by expanding their investigative powers over the accounts of the company responsible for universal service. The new European regulatory framework is also based on a decision adopted in March 2002 relating to the management of radio frequencies. In addition, a directive on the processing of personal data and privacy protection in the electronic communications sector was adopted on July 12, 2002. The stated goal of these changes is to introduce a new more flexible system suited to a deregulated market that will stimulate competition and, in particular, provide high-speed Internet access. The new legal system should be less restrictive and leave more room for the free play of competition. One of the guidelines adopted by the European Commission is to define significant market influence based on market analysis guidelines and calculation of power over the market. Thus, the 25% market share threshold will be replaced by a market analysis equivalent to the one conducted by competition authorities to determine whether or not there is a dominant position in a given market. The regulatory authorities will also be able to rule that several operators are “jointly” in a dominant position.

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

However, joint dominance must be rigorously proven, as demonstrated in the case of Airtours v. First Choice where the Court of First Instance of the European Communities overturned the Commission’s decision.

Only the markets that meet the following three criteria may be analyzed and regulated in an ex ante manner:

-	the regulator must primarily come across excessive and permanent barriers to entry irrespective of whether they constitute structural, legal or regulatory barriers;

-	the second criterion consists of listing only those markets whose structures do not show any sign of moving towards a true state of competitiveness; and

-	the third criterion lies in the inability of competition law alone to remedy the relevant shortcomings of the market.

Thus, on February 11, 2003, the Commission adopted a guideline concerning the relevant product and services markets in the electronic communications sector likely to be subject to a regulation ex ante. In that guideline, the Commission lists eighteen markets, including six retail markets covering fixed line telephony and leased lines, and twelve wholesale markets covering fixed line and wireless access and interconnection, the domestic international roaming market and radio broadcasting services. In practice, that list of relevant markets corresponds to markets that are already regulated, but which are more finely segmented, save with respect to the last two markets which have only just been added to the list of regulated markets for the industry.

The national regulatory authority must analyze each of the eighteen markets, and define their perimeters in terms of products and services and in terms of geographical structure. It may, if necessary, add other markets provided they satisfy the three criteria required for the regulation to apply ex ante. The analysis of the regulatory authority is then notified to the Commission, which has a right to reject the definition of relevant markets and the market power analysis. However, the Commission is not entitled to interfere with the regulatory measures chosen by the national regulatory authority.

When a national regulatory authority judges that a company has a significant influence on one of the relevant markets, it will impose on the company at least a regulatory obligation.

Where a retail market is concerned, the obligations imposed must be relevant to the problem identified, and must be proportional and justified. They may include price control to the extent of overseeing prices or modulating prices according to costs or prices on comparable markets, with a view to protecting the end-user’s interests whilst simultaneously encouraging competition.

Where a wholesale market is concerned, the national regulatory authority may impose obligations relating to transparency, non-discrimination, accounting separation and access to specific network resources, and carry out price controls with obligations relating to the cost accounting system. Any other obligation must be notified to the European Commission, which makes sure that it is relevant, proportional and justified. In relation to this last criteria, the Commission once again has a right of veto.

Given the workload that such analyses represent, but also the delayed implementation the new regulatory framework by certain Member States, the Commission is unlikely to revise its guidelines on relevant markets before the end of 2005.

4.13.1.4 UMTS

On December 14, 1998, the European Parliament and the Council of Ministers adopted decision 128/99/EC relating to the coordinated introduction in the European Union of third generation wireless telecommunications services (UMTS). The purpose of the decision was the rapid and coordinated introduction of mutually compatible UMTS networks and services within the European Union. The decision called for Member States to take all necessary steps to allow the gradual and coordinated introduction of UMTS services in their countries before January 1, 2002 and to implement a UMTS licensing system before January 1, 2000. The decision also called for Member States to see that UMTS services were provided on compatible frequency bands in compliance with common standards. UMTS licenses granted to new entrants had to allow roaming within the European Union. Member States also were required to encourage operators to negotiate roaming agreements with each other to ensure homogenous coverage throughout the European Union.

After a few delays in the roll-out of UMTS, caused mainly by the need to resolve certain technical problems, the third generation (“3G”) services were introduced during the course of 2004.

4.13.1.5 FREQUENCY MANAGEMENT

In conjunction with the new European regulatory framework, the European Commission set up a radio spectrum management committee and a high level group responsible for European Community policy on radio spectrums. The Commission’s aim is, on the one hand, to ensure greater harmonization of frequency management within the European Union and, on the other, to shift policy decision-making relating to frequency management from the Member States to the European Commission. Nevertheless, the Member States still have certain room for maneuver regarding frequency usage in connection with measures that are required for maintaining law and order and public security, as well as defense.

The current trend is for frequency deregulation. The European Commission therefore published Guideline 2003/203/EC relating to the harmonization of R-LAN access on frequency bands 2.4 GHz and 5 GHZ, recommending that the allocation of such frequencies be subject to general authorization rather than requiring an individual license. Similarly, the high level group is starting to define the regulatory terms concerning the institution of a second market for frequencies, i.e.: the principles which are to apply to the sale of user rights for frequency bands to third parties.

4.13.1.6 INTERNET REGULATIONS

The scope of the new European regulatory framework had been extended to apply to all electronic communications networks and services which, in particular, include the Internet networks. However, the introduction of ex ante rules must first be justified by the existence of structural barriers to entry, by the lack of market dynamism and by the inability of competition law to remedy shortcomings of the market. Neither the European Commission nor any of the national regulatory authorities have identified any Internet-related markets capable of being regulated in an ex ante manner. Only the markets relating to Internet access are the subject of market analyses, with in particular certain regulatory obligations concerning Internet access via the switched telephone network and xDSL technology broadband access.

More generally, management of the Internet is under the control of the ICANN (Internet Corporation for Assigned Names and Numbers). This organization is particularly concerned with guaranteeing a certain level of system stability and a greater level of security.

Problems concerning the right to personal privacy (in relation to SPAM for example) are governed by the “Data Protection” directive. Problems concerning copyright are dealt with under the “Copyright” directive. Until now, network operators have been able to limit their liability in the event of fraud or hosting harmful sites, but they are generally required to cooperate with the legal authorities where such problems are identified, and to take preventative action where necessary.

4.13.1.7 E-COMMERCE

The “e-commerce” directive 2000/31/EC of June 8, 2000, is intended to ensure free circulation of services within the European Union. It applies to all Information Society services, but only concerns those companies that are established within the European Union. This directive supports the country of origin principle, i.e. that companies are subject to the laws of the country in which they operate, even where they have commercial dealings with residents of other Member States. In particular, it limits the liability of intermediaries where their activity is confined to carrying information, provided they do not alter the information transmitted.

4.13.1.8 COPYRIGHT

On May 22, 2001, the European Union adopted a directive (2001/29/EC) specifically relating to copyright applied in information company services, which is in addition to the general rules described in the “e-commerce” directive. It defines, in particular, the right of reproduction, with a general authorization to reproduce, where reproduction is of a temporary nature for the purpose of facilitating the transmission of content and does not have any impact on the economic value of the content, the right of public disclosure which is a right exclusive to the originator, or the right of distribution which is also under the originator’s sole control. This directive has been supplemented by another directive (2004/48/EC of April 29, 2004) relating to respect for intellectual property rights which describes the measures, procedures and redress needed to ensure respect for intellectual property rights.

4.13.1.9 LEGISLATION GOVERNING COMPETITION

European Community competition law has three main components. The first component consists of Articles 81 and 82 of the EC treaty (formerly Articles 85 and 86).

They prohibit all unfair trade practices intended to, or having the effect of, restraint of trade within the European Union or effecting trade among Member States. Articles 81 and 82 apply to all companies, both public and private. Article 81 prohibits agreements among companies in restraint of trade within the European Union, and Article 82 prohibits the abusive use of a dominant position held by any company in a substantial part of the common market.

As an example, under Articles 81 and 82, the European Commission Competition Office opened an inquiry on July 27, 1999 into the telecommunications industry, notably concerned with roaming services, the supply and pricing of leased lines and the supply and use of local loop access.

On December 11, 2002, the Commission decided to close the industry inquiry on leased lines, given that, over the course of three years, the price of international leased lines had dropped considerably throughout the European Union. The investigation into the supplying of local loop access, as applied to France, ended in a decision by the European Commission (on July 16, 2003) condemning Wanadoo Interactive for abuse of dominant position in the form of predatory pricing on the high-speed Internet access market. Wanadoo Interactive filed an appeal with the European Communities Court of First Instance on October 2, 2003, the outcome of which is not yet known. As regards roaming services, the European Commission is still analyzing the documents it collected in July 2002 during an on-site audit at the Orange registered office.

A reform in the enforcement of Articles 81 and 82 came into effect on May 1, 2004 (the European Union expansion date). Since that date, the national competition authorities and the national courts directly enforce Articles 81 and 82, if any unfair trade practices affect trade among Member States. Furthermore, the voluntary notification system of corporate agreements to the

Commission has disappeared. A system of legal exception will apply to the agreements. It is now therefore up to the companies themselves to evaluate the extent to which their proposed agreements constitute a restraint of trade in order to ensure the compliance ex ante of such proposed agreements with competition regulations.

Since May 2004, the European Commission refocused on the most serious violations, particularly with regard to cartels. In addition, it formalized its cooperation with national authorities and courts dealing with matters of competition (the “European competition network”), and it also has more extensive investigative powers.

The second component of European Community competition law is the control of mergers, subject to the mandatory notification system under regulation 4064/89. Following public hearings which commenced in late 2001, a new set of European regulations came into force on May 1, 2004. It introduced a change in the assessment test for merger operations (the merger is now reviewed from the standpoint of “significant infringement of competition” and no longer from the standpoint of “the creation or strengthening of a dominant position”) and further strengthens the powers of the Commission. Conditions with regard to timing are also more flexible.

The third component of European Community competition law concerns the rules on assistance granted by European Union Member States, described in Articles 87 and 88 of the EC treaty (formerly Articles 92 and 93). Article 87 of the EC treaty prohibits (subject to certain exceptions) assistance granted by European Union Member States on using their resources in a way that affects trade among Member States or that distorts or threatens to distort competition. Article 88 of the EC treaty calls for the European Commission to enforce Article 87 of the EC treaty, and grants authority to the European Commission to investigate and rule on the compatibility with Article 87 of the EC treaty of the measures constituting State assistance.

On January 30, 2003, the European Commission notified the French State that an investigation was being opened in relation to possible assistance from the French State to France Telecom. The Commission gave certain decisions following this investigation in July 2004. (See Note 29 “Litigation and claims” of the Notes to the Consolidated Financial Statements with regard to both of these points).

4.13.2 FRENCH REGULATIONS

Regulation of the industry is essentially based on the French Postal and Electronic Communications Code (the “CPCE”) which consolidates all French legal and regulatory provisions applicable to the electronic communications sector. The French Postal and Telecommunications Code which previously applied was amended on various occasions in order to transpose into French law the European Community directives mentioned above by way of the CPCE in its current form. However, the majority of the implementing decrees have not yet been published and the market analyses on which the ART will seek to rely in order to enforce certain remedies on the wholesale or retail markets previously reviewed, have still not been brought to a successful conclusion, save for those relating to wireless call termination. These changes were made through the legislation listed below:

■	French law number 2003-1365 of December 31, 2003 relating to telecommunications public service obligations and to France Telecom, primarily transposes the new European regulations on providing universal service. Its purpose is also to change France Telecom’s status so that the French State is no longer required to own at least the majority of its capital.

■	French law number 2004-575 of June 21, 2004, concerning confidence in the digital economy, transposes the “e-Commerce” directive as well as the provisions of the new framework for personal data protection.

■	French law number 2004-669 of July 9, 2004, relating to electronic communications and audio-visual communications services, aims to transpose the remainder of the new European framework.

■	French decree number 2004-1222 of November 17, 2004, relating to public service obligations and the financing of universal service electronic communications which amends the French Postal and Electronic Communications Code.

■	French decree number 2004-1301 of November 26, 2004, relating to provisions applicable to dominant operators exerting a significant influence over an electronic communications market sector pursuant to Articles L.37-1 to L.38-3 of the CPCE.

4.13.2.1 LEGAL FRAMEWORK

During the first market deregulation phase (1990-1998), the French Postal and Telecommunications Code then in force was fundamentally reformed by French law number 96-659 of July 26, 1996 (Loi de Réglementation des Télécommunications or the “LRT”), the general objectives of which were to create a framework for a fully competitive telecommunications market, to ensure the provision of universal telecommunications service, and to establish an independent telecommunications regulatory authority. In accordance with these objectives, the LRT created the ART. The LRT established the principle of licensing, based on specifications (cahier des charges), to perform the activities governed by Articles L. 33-1 (establishment and operation of public telecommunications networks) and L. 34-1 (provision of a public telephone service). The LRT also required France Telecom to provide certain public services. More specifically, France Telecom had to: (i) provide certain basic telephone services throughout France (“universal service”); (ii) provide access throughout France to the integrated service digital network (ISDN), leased lines, packet data switching, advanced voice telephony services and telex (the “mandatory services”); and (iii) perform a certain number of public interest objectives in the areas of defense, security and public research. These objectives were to be performed in accordance with the detailed provisions contained in the specifications (cahier des charges) specifically relating to companies, implemented by Decree number 96-1225 of December 27, 1996 (the “Specifications”). In 2001, the LRT was supplemented by Order 2001-670 of July 25, 2001 adapting the French Intellectual Property Code and the French Postal and Telecommunications Code to European Community law. This order completed the transposition of the European “ONP” directives which organized the harmonized deregulation of the telecommunications sector. Mainly as a result of implementing French law 2004-669 of July 9, 2004, the transposition of the telecom provisions adopted on March 7, 2002, has been completed. The French law of July 9, 2004 transposes the new European Community regulatory framework and fundamentally reworks the entire legal framework applicable to the telecommunications, Internet and audio-visual industries. It harmonizes the legal system governing all electronic communications networks and sets up new regulatory instruments for those markets.

The most significant modifications made in connection with this transposition are set out below:

■	Modifications to the legal system governing the creation and operation of networks and the provision of services, with two objectives:
-	simplification of procedures and harmonization of regulations; and

-	withdrawal of the previous requirement for individual authorizations for certain activities (L.33-1: establishment and operation of public networks, L.33-2: establishment of certain “intelligent” networks, L.34-1: provision of a public telephone service, L.34-4: provision of a public cable network telephone service). Henceforth, the regulations are no longer authorization-based, but rather based on a system of simple declarations to be made to the ART. Operators that currently hold authorizations granted prior to July 25, 2003, are deemed to have complied with the declaration requirements under the law’s interim provisions. The principal change relates to the transfer of all categories into a single category under the new Article L.33-1 of the CPCE: establishment and operation of public networks and provision of public electronic communications services. The definition of an operator is thus widened to include electronic communications.

The CPCE defines electronic communications as “broadcasts, transmissions or reception of signs, signals, writing, images or sounds by electromagnetic means”.

■	The ART’s powers of intervention are based on its prior determination of the relevant markets and its designation of the dominant operators in such markets. Once the relevant markets have been determined, it is up to the ART to draw up a report identifying the operators who exert a significant influence over such markets. The ART may require the operators identified to comply with a number of obligations with a view to achieving the regulatory policy objectives (principally the emergence and maintenance of effective competition between operators).

■	The industry obligations that may result from the market analyses can only take effect to the extent that they stem from an analysis revealing a real absence of competition in the market segments identified. As a priority, such obligations concern services supplied by operators to other operators, specifically—wholesale interconnection and access services (Article L.38 of the CPCE). In the event that interconnection and access obligations prove to be insufficient to achieve the aims of the regulatory provisions, operators that exert a significant influence over a retail market can be required to comply with obligations in connection with their retail services. Once the market analyses have been successfully completed, price control will no longer be carried out by the ministry after consultation with the ART, but directly by the ART where market conditions so require, or it concerns a rate in relation to universal service.

■	The regulator’s ex post powers are reinforced. For example, in relation to the initiation and exercise of the investigative procedures, the ART’s powers have been reinforced and now enable its representatives to have access to the operators’ premises, grounds, vehicles and personal residence (Article L.32-4 of the CPCE) in connection with a standard investigation. Consequently, a certain symmetry can be seen in these forms and powers compared with procedures investigating criminal offences.

Finally, certain activities of France Telecom are subject to specific regulations other than those for which the ART is responsible. This concerns, in particular, audiovisual activities which are governed by the Conseil Supérieur de l’Audiovisuel.

Moreover, as a result of the recommendations of the French Inter-ministry Committee on the Development of the Territory dated December 13, 2002, Article 50 of the French law 2004-575 of June 21, 2004, has introduced an article (Article L.1425-1) into the Code Général des Collectivités Territoriales (French Local Government General Code) under which local governments and their pooling are permitted to establish and operate certain infrastructures and electronic communications networks within their territory which are permitted to make available to independent operators or network users. Subject to first informing the ART and to complying with free competition principles, the local authorities are permitted to act as an operators’ operator. Local governments and their affiliated bodies are also permitted, where appropriate, to supply electronic communications services directly to the end user once a report has been drawn up recording the inadequacy of appropriate private initiatives to meet the needs of the end users.

In connection with such activities, the local authorities are entitled to make their infrastructures or telecommunications networks available to operators for less than the cost price, or to off-set, by way of subsidies, any shortfall arising as a result of certain public service obligations created in connection with delegated public services or a public market.

This possibility is a response, in particular, to governmental concerns about the development of telecommunications, with two priorities concerning coverage of “undeveloped zones” (zones not covered by the wireless telephony operators) and access to broadband Internet.

Within this context, in July 2003, wireless operators signed a national convention with the French State, elected representatives and the ART to plan the extension of coverage within France to the “undeveloped zones”. The sites in question will be covered either by using local roaming technology (a single operator operates the site and carries communications from subscribers to the other two operators), or by using the infrastructure pooling technique (a common pylon supports the facilities of the three operators).

4.13.2.2 REGULATORY AUTHORITIES

Under French law 2004-669 of July 9, 2004, authority over regulation of electronic communications is reassigned to the ART. The ART, which began operations on January 1, 1997, is a regulatory body independent of the government, with its own staff and its own budget (funded partly by fees paid by operators and partly from State funds). The ART has five members who cannot be removed prior to expiry of their term of appointment. The chairman and two members are appointed by the government, and two further members are appointed by the president of the Sénat and the president of the Assemblée Nationale (the two French houses of parliament) respectively. The full term for a member of the ART is six years and is not renewable.

The ART monitors operators’ compliance with applicable legislative and regulatory provisions pursuant to the CPCE and their licenses. The ART can punish failure to meet these obligations by suspending the operator’s license, reducing the period of validity by up to one year, or by revoking it outright. It can also levy fines of up to 3% of the operator’s annual revenue, or 5% for recurring offences. Where a serious and immediate breach of industry regulations has been committed, the ART can order the application of protective measures without giving any prior formal notice pursuant to Article L.36-11 of the CPCE. In addition, where a breach might result in serious loss to an operator or to the entire market, the chairman of the ART can request the President of the litigation division of the Conseil d’Etat, ruling in summary proceedings, to order the party responsible to comply with the rules and, as the case may be, to make the order subject to a penalty for non-compliance. Under Article L.33-1 of the CPCE, the ART henceforth reviews the declarations in the same form, irrespective of whether they relate to the operation of public networks, the provision of a public telephone service, or the supply of electronic communications services to the public. It also reviews applications for the licenses needed to provide public services using radio frequencies. See “Item 4.13.2.3 Licensing”. Operators will consequently be given a declaration receipt by the ART setting out their rights and informing them of the obligations associated with the regime enacted under Article L.33-1 of the CPCE. Within the new framework, the ART draws up the list of relevant markets. Once it has analyzed the state and foreseeable trends in competition in these markets, and after consulting with the Conseil de la concurrence, the ART establishes the list of operators that are deemed to be exerting a significant influence on each such market.

On the conclusion of these analyses, and provided that the remedy is proportionate to the regulatory objectives, the ART will be entitled to require the relevant operators in the wholesale markets to publish a detailed technical and rates catalogue for interconnection or access where they are bound by non-discrimination obligations, to make changes to this catalogue, to supply interconnection or access services under non-discriminatory conditions, and to grant reasonable requests for access to certain network components or related resources.

In the event that these remedies are deemed to be insufficient, the ART can impose measures on the retail services of operators that exert a significant influence over the analyzed retail markets.

Pending the market analyses and the definition of corresponding obligations as stipulated by the “Access” directive, the ART, in accordance with the transitional provisions enacted under Article 133 of French law 2004-669 of July 9, 2004, has renewed the procedure for approving France Telecom’s interconnection catalogue under the current regime to the extent that this regime ensures the continuity of the existing framework and has been endorsed by all operators. The technical services and rates in the interconnection catalogue for 2004 have therefore been renewed, under decision n°04-1000, in the same form for 2005 pending the implementation of the remedies provided for under Article L.38 of the CPCE.

Furthermore, the interconnection decree n° 97-188 of March 3, 1997 provides for the creation of an interconnection advisory committee within the ART. The committee is primarily composed of licensed operators and chaired by the ART which determines its membership and procedures. This committee has since met regularly. Pursuant to Article L. 36-8 of the CPCE, in the event of a refusal to provide interconnection, a breakdown in business negotiations or a disagreement concerning the signing or execution of an agreement for interconnection or access to a telecommunications network, a disagreement on the existence and conditions of shared usage of rights of way and easements or on the sale of lists for universal directories, either party may refer the dispute to the ART. In connection with this procedure, the ART can obtain technical advice or carry out evaluations. Moreover, the ART also has the power to define, within the arbitration procedure framework specified under Article L. 36-8 of the CPCE, the technical and pricing terms and conditions applicable to activities carried out by electronic communications operators, or to the establishment, making available or sharing of electronic communication networks and infrastructures by local government, as specified under Article L.1425-1 of the French Local Government General Code.

Lastly, pursuant to Article L.34 of the CPCE, it can be specifically petitioned under Article L. 36-8 to settle disputes related to the technical and financial terms and conditions for the sale of subscriber lists for the purpose of publishing a universal directory or providing a universal information service. As regards unbundled access to the local loop, the ART has the authority to modify the reference terms for access to France Telecom’s local loop pursuant to the EU regulation of December 18, 2000.

The ART is responsible for implementing and managing the numbering plan, for allocating the band frequencies it has been assigned, for participating in the preparation of technical standards and for supervising the network interface declarations.

The attribution and use of frequencies are subject to the payment of an annual fee, pro-rated by reference to the first and last years of allocation in the case of frequencies.

The ART is responsible for issuing opinions on proposed laws, decrees and/or regulations relating to the electronic communications sector and for participating in their implementation. Pending the designation of operators deemed to be exerting a significant influence over each of the relevant retail markets, and pending the adoption of the decree implementing Article L.35-2 in relation to price control of the rates for universal service, the minister responsible for telecommunications, together with the Minister of the Economy, Finance and Industry, and after consulting the ART, approved in 2004 the rates for universal service and for services for which there is no competition in the market. The decree of January 31, 2005 has committed the ART for the price control of the rates for the universal service. Pursuant to this decree, the ART approved at February 3, 2005 the rates of new France Télécom services connected with the universal service. The ART determines the amount of the operators’ net contributions and the sums due from the fund to those operators which are subject to the universal service obligations. The minister responsible for telecommunications designates the operators responsible for the three components of universal service covering all of the national territory (quality telephony service at a reasonable price, universal information service, universal directory in electronic and paper forms and access to public telephone booths in public areas). However, pending the designation of the operator(s) responsible for universal service on completion of the public bidding process specified under French decree 2004-1222 of November 17, 2004, France Telecom continued in 2004 to fulfill the public interest obligations for which it is responsible under the conditions which applied before the promulgation of the law of December 31, 2003 (see “Item 4.13.2.5 Universal service”).

Since January 1, 1997, the Agence Nationale des Fréquences (“ANFR”) has been responsible for planning, managing and monitoring the usage of radio frequencies and for co-ordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided among eleven oversight authorities: government ministries, the ART and the Conseil Supéreur de l’Audiovisuel (“CSA”). The ART and the CSA have the authority to allocate to users the frequency bands over which they have control. The use of frequencies by telecommunications operators, including France Telecom, requires a usage fee. The ANFR is an administrative agency of the French government. Its board of directors is composed of representatives of radio frequency users such as certain ministries (for example, Defense or Foreign Affairs), the CSA and the ART and individual members of the industry chosen for their areas of expertise.

4.13.2.3 PROVISION OF LICENSES

Since July 25, 2003 (the date by which the European Community “Authorization” directive had to be transposed), and in order to avoid any contradiction between national standards and European Community standards that are in full force and effect, the establishment and operation of public networks and the provision of public electronic communications services (which extend the perimeter of participants treated as operators under the regulations to cover the activities of Internet access providers) are unrestricted subject to making a prior ordinary declaration to the ART. This declaration regime was formally introduced into domestic regulations on July 9, 2004, by Article L.33-1 of the CPCE. Since then, operators are given a receipt for their declaration enabling them to assert their rights (interconnection, rights-of-way and others) and to know their financial obligations (taxes, contribution to universal service, etc.). A company acquires its legal status as an “operator” on the date on which its declaration is registered as being in order by the Authority.

Moreover, the legislator (Article 133) has indicated that legal entities governed by Article L.33-1, whose activities were not subject to the grant of a license under the previous framework, are required to submit their declarations to the ART within six months from the publication of the French law of July 9, 2004 (by January 10). Legal entities that already hold licenses authorizing their activities, such as France Telecom, are deemed to have satisfied this declaration requirement.

However, a declaration is not required with regard to the establishment and operation of internal networks open to the public or with regard to the provision of public electronic communications services on such networks. Since the decree defining the terms and conditions of the application of Article L.33-1 of the CPCE, as well as the mandatory information that is to be included in the declaration, has not yet been published, the form provided by the ART under the transitional provisions is still to be used.

Under the previous framework, each license granted to public network operators or providers of public telephony services had to include specifications defining the obligations for the network or service in question, and containing a set of standard clauses set by decree.

Licenses were issued by the minister responsible for telecommunications for a period of 15 years.

These licenses were renewable and were granted in return for payment of an initial filing fee, followed by annual fees for management and monitoring, if applicable, specific fees for the allocation of numbers and frequencies. Given individual licenses are no longer required in order to enter the market, the filing fee is no longer justified in accordance with the “authorization” directive. On the other hand, the annual management and monitoring fees continue to be justified and, therefore, collected.

France Telecom was granted an operator’s license for public networks and the provision of a public telephone service pursuant to a ministry order dated March 12, 1998 (as amended by an order dated September 27, 2002 and by an order dated November 8, 2002). As indicated in the guidelines published by the ART, over the transition period the general applicable obligations that are compatible with Part A of the annex to the “authorization” directive will continue to be applicable to France Telecom.

With respect to mobile telephones, France Telecom operated its GSM 900/1800 wireless network and provided public telephony services under a license granted on March 25, 1991. This was extended to the 1800MHz band on November 17, 1998. Since August 17, 2000, following the spin-off of France Telecom’s wireless activity, Orange France has operated under a new license, for the same network to provide the same services. This license was issued under the same terms and conditions as the one for France Telecom and expires on March 25, 2006. In accordance with the license terms, the terms for renewing the Orange France license (as with the SFR license) should be defined two years in advance, i.e.: no later than March 2004. A consultation procedure was launched by the ART in July 2003 for this purpose based on a renewal scenario which would preserve the frequency allocations already in effect. The terms of renewal were notified to Orange France on March 25, 2004 by the minister responsible for telecommunications (cf. publication in the Bulletin Officiel (French Legal Gazette) for June 20, 2004). The main changes, which take effect as of March 25, 2006, and which will also apply to SFR, are as follows: obligations to provide direct network coverage to 98% of the population and to provide 99% blanket coverage by including coverage of un-developed areas, providing an enhanced indication of the quality and availability of the network particularly with regard to data transmission. In addition, the frequency usage fee will consist of a fixed amount of €25 million and a variable amount equal to 1% of revenues generated from such frequencies. Moreover, certain new obligations will apply to all wireless operators: obligations to provide the public and Mayors with information on the setting up of radio transmission facilities, services for the disabled, anti-theft measures for handsets and the obligation to systematically inform the subscriber, free of charge, of the handset unlocking procedure at the end of a period not exceeding the customer’s commitment period, (where applicable, and in any case not exceeding six months). The licenses granted by the ART to independent networks up to now remain valid until their expiry date, or until the taking effect of the implementing law. Since such time, the operators are no longer required to declare this type of networks and in any event, since July 25, 2003, have ceased to be subject to the payment of fees in such respect. However, the specific allocation of frequencies to a user continues to be conditional on a license from the ART and is subject to the payment of the corresponding fees irrespective of the requesting party’s capacity, provided the latter is eligible for such resources.

4.13.2.4 SPECIAL STATUS OF FRANCE TELECOM S.A.

France Telecom is subject to the legislative and regulatory regime that applies to all electronic communications operators.

France Telecom’s monopoly terminated on June 1, 1998. Since the implementation of the French law of December 31, 2003, the provisions relating exclusively to France Telecom have ceased to apply. France Telecom is also subject to obligations stipulated by the legislation governing state-owned companies.

The LRT required France Telecom to perform certain public service objectives pursuant to the detailed conditions defined in specifications (Decree number 96-1225 of December 27, 1996). The essential element of France Telecom’s public service obligations was the provision of a universal service. See “Item 4.13.2.5 Universal service”.

The French law of December 31, 2003, relating to the telecommunications universal service and to France Telecom, repealed the provisions of the LRT that required France Telecom to perform public service objectives. Also, the law of December 31, 2003 repealed the former provision that called for France Telecom to be subject to specifications, implicitly repealing the specifications. Consequently, France Telecom is no longer considered as the public operator under the new CPCE, unlike the French Post Office which retains its status as the public operator. However, the provisions of the LRT relating to universal service and mandatory services and the provisions of the specifications that relate to universal service obligations, remain applicable to France Telecom until December 31, 2004. Similarly, the obligations relating to price control will continue to apply to services falling within universal service until publication of the decree implementing Article L.35-2 concerning the telecommunications regulatory authority’s price control procedures in relation to operators responsible for universal service (see “Item 4.13.2.5 Universal service”) and until the designation of operators that are deemed to be exerting a significant influence over the various relevant markets in respect of rates that are not subject to any competition.

4.13.2.5 UNIVERSAL SERVICE

In connection with universal service and its financing as determined by the ART, each year the minister responsible for telecommunications issues an order specifying the net cost for providing a universal service based on the evaluation of the ART. The ART’s evaluation is based on a methodology, the broad outlines of which are established by decree and detailed in the decisions of the ART. As the principal universal service provider, France Telecom is a net recipient of funds from the financing mechanism.

The final amounts payable for 1997, 1998 and 1999 were revised following order C-146/00 of the European Communities Court of Justice on December 6, 2001, which found that France was not in compliance with EC provisions for financing universal service.

The ART proposed new assessments for universal service to the minister responsible for telecommunications who formalized them in an order dated July 11, 2002. The net cost for universal service was fixed at zero Euros for 1997, €275 million for 1998 and €111 million for 1999.

The final net cost for universal service for 2000, the year when another operator, Kertel, proposed subsidized rates, was set at €129 million. The final cost for 2001 was set at €142 million. The final net cost for universal service for 2002 was set at €125 million following a decision made by the ART on December 21, 2004.

Two decrees were adopted in 2003. One dated August 1, 2003 concerns the universal directory and sets out the procedure for the compilation of lists by operators and the provision of these lists to the publishers of universal directories and to those who provide universal information services.

The other, dated April 10, 2003, relates to financing the service and introduces some changes in the methods for computing the cost of universal service in order to take into account the provisions of the aforementioned European Communities Court of Justice order: accounting for intangible benefits and income relating to the “liste rouge” (unlisted phone numbers). It also eliminates the elements that had become obsolete, such as additional compensation, and modifies the method for calculating the budgeted cost for universal service by replacing the budget forecast with an interim assessment made on the basis of the last known final evaluation.

Universal service within the framework of the law of December 31, 2003

French law number 2003-1365 of December 31, 2003, relating to the telecommunications universal service obligations and to France Telecom modified the framework applying to universal service for telecommunications. French decree number 2004- 1222 of November 17, 2004 which relates to public service obligations, financing universal service electronic communications and amending the CPCE, has clarified the manner in which the provisions of the French law of December 31, 2003 are to be applied.

Pursuant to Article L. 35-1 of the CPCE, universal service is defined as providing the following to everyone:

■	quality affordable telephone services providing voice telephone calls, facsimile messages and data messages at speeds sufficient to allow access to the Internet, from or to subscription points, as well as transmission of emergency calls without charge. The rate conditions for this service include maintenance for one year, and limited service in the case of non-payment;

■	information services and a subscriber directory in both printed and electronic form;

■	access to public pay phones installed in public areas;

■	special measures for disabled end users to ensure (i) equal access to the aforementioned services and (ii) the affordable nature of these services. The technical and pricing terms for the universal service take the specific difficulties of certain categories of persons into account, in particular their income level, and prohibit any discrimination based on geographic location.

Pursuant to Article L. 35-2 of the CPCE, any operator willing to, and capable of providing universal service throughout French territory may be given the responsibility of providing one of the following components of universal service: quality telephone services at affordable prices with the aforementioned characteristics, an information and directory service and access to public pay phones. The operators responsible for these various components are appointed at the end of a public tender process.

A Government decree of March 3, 2005 entitled France Telecom to provide the components of the universal service specified in article L35-1 of the CPCE. France Telecom is in charge for a four years period of the “telephone services” and “access to public pay phones” components of the universal service. France Telecom is in charge for a two years period of universal directories and universal information services, in the prospect that new companies will enter this market.

Pursuant to Article R.20-30-12 of the CPCE this tender process is set out, specifying the minimum obligations incumbent upon the operator responsible for providing the relevant component of universal service. These obligations apply particularly in relation to the quality of service; the information to be provided by applicants (including, where applicable, their net cost for providing the relevant component of universal service); and the criteria for selecting the operator responsible for the relevant component of universal service. The term of appointment for the universal service obligations may not exceed five years.

If the tender process is not successful, the minister responsible for telecommunications will appoint an operator with sufficient capacity to provide the service in question nationwide. Under Article R.20-30-11 of the CPCE, the rates for services relating to the provision of a component of universal service are to be set by the operator responsible for the component in question. These rates should be determined in accordance with the principles of transparency, non-discrimination and cost orientation, and such that they are not dependent on the type of use to which the service is put by the users, to the extent it does not affect the terms and conditions for providing the service. Rates for universal service must respect the equality principle. In particular, they must be computed in such a way as to avoid any discrimination based on the user’s geographical location. The operator must inform the minister for electronic communications and the ART of its rates at least eight days prior to their entry into force and must draw up a universal service rate catalogue and, where applicable, the prices for any mandatory services.

With regard to the component relating to the provision of quality telephone services at an affordable price, the operator responsible must specify, in its price catalogue, the terms on which certain subscribers experiencing exceptional difficulties are connected together with the corresponding rates. The ART can require such an operator to offer an option allowing payment of the connection costs in installments.

Pursuant to Article L. 35-3 of the CPCE, the financing of universal service is still provided by the Universal Service Fund. The operator is required to provide the universal service will be entitled to a payment as soon as the net costs attributable to the universal service obligations represent an excessive charge. The net costs attributable to the universal service obligations are valued on the basis of an information system and the appropriate accounting practices maintained by the operators responsible for these obligations.

The relevant elements of the information system and accounting practices are audited at their expense by an independent body appointed by the ART. The market advantage derived by the operators with these obligations is factored into the net costs.

It should be noted that the net costs can not exceed the commitments undertaken in the tender process.

French law 2003-1365 of December 31, 2003 has modified the formula for allocating the net cost for universal service among the operators by opting for a contribution pro-rated on the basis of the revenues earned from electronic communications services excluding (i) revenues generated from interconnection and access services and from services provided or invoiced on behalf of third party operators and (ii) revenues generated in connection with the routing or broadcasting of radio and television services, as well as from operating community aerials. With regard to product packages combining radio or television services with electronic communication services, the amount of the operator’s contribution is computed on a pro-rated basis of the revenues relating to electronic communications alone. To calculate the amount of each operator’s contribution, an allowance of € five million is deducted from the annual revenue figure computed in this way. If an operator agrees to provide universal service under the technical and pricing terms specified for the categories of subscribers mentioned in Article L. 35-1 of the CPCE, or one of the directory or information service elements, the net cost of this service is deducted from its contribution. The modifications introduced by the French law of December 31, 2003 relating to the formula for allocating the cost of universal service, will apply from the final net cost for 2002 as set by the ART on December 21, 2004 (Decision 04-1068). The ART determines the amount of operators’ net contributions and the amounts owed by the fund to operators with universal service obligations.

Pursuant to Article L. 35-7 of the CPCE, the French government must submit a report to the Parliament prior to March 1, 2005 (and every three years thereafter) on the implementation of the provisions relating to Chapter III, Title I of Volume II of the CPCE regarding public service obligations. This report consists of an analysis and detailed assessment for each user category of the cost of all electronic communications services, including those not referred to in this chapter such as wireless telephony and Internet access.

Following the publication of French decree n° 2005-75 of January 31, 2005, which amended the CPCE, the ART is now responsible for the price control of the rates for universal service. According to the new provisions incorporated within Article R.20-30-11 of the CPCE, the ART is :

-	entitled to provide a long-term framework for the universal telephone service, to issue public notices and/or to contest the implementation of rates for the directory and directory enquiry services components, and for the public payphone component of universal service within one month of the disclosure of such rates.

-	responsible for overseeing transparency and direction of the rates for universal service toward costs. Consequently, it approved France Telecom’s pricing decision in respect of the reassessment of rates for access to directory enquiry services from subscribers’ telephones and from payphones. Notice n° 05-0128 of February 3, 2005, accordingly acknowledges the validity of the 12.4% increase in the access rate from a fixed line telephone and the 66.7% increase from a payphone. Likewise, notice n° 05-0127 of the same date considers that the reduction in the “subsidized subscription rates”, the long-term increase in the “main subscription rates”, the increase in “commissioning costs” and the changes in the national telephone call rates, comply with the principles laid down by the CPCE.

4.13.2.6 INTERCONNECTION

Article L.32 of the CPCE, in the form enacted under French law n° 2004-669 of July 9, 2004, defines interconnection as a particular type of access corresponding to “the physical and logical linking of public networks operated by the same operator or by different operators”.

Article L.33-1 of the CPCE provides that the establishment and operation of public networks and the provision of public electronic communications services can be required to comply with rules governing interconnection and access. The latter are the subject of a private contract provided to the ART on its request. Public network operators grant the interconnection requests of other public network operators that are made with a view to providing public electronic communications services.

A request for interconnection may not be refused if such request is justified on the basis of (i) the applicant’s needs and (ii) the operator’s ability to meet the request. Any refusal by the operator to provide an interconnection, must be justified.

The ART has the authority to alter the terms and conditions relating to interconnection (or access) in an objective, transparent, non-discriminatory and proportionate manner. It may intervene on its own initiative with a view to achieving the fundamental objectives entrusted to it1, after consulting with the Conseil de la concurrence and the public and notification to the European

Commission and relevant authorities of the other Member States of the European Economic Community. It may also intervene at the request of a party in order to settle a dispute. Article L.36-8 of the CPCE provides that any decision taken by the ART in such connection is open to a non-suspensive right of appeal.

Over and above general regulatory provisions applicable to all public networks and to providers of electronic communications services, the ART has the right to require compliance with certain additional obligations – i.e.: remedies – in certain markets deemed to be relevant owing to the existence of durable barriers to entry, the lack of signs of movement towards the practice of effective competition and/or the inadequacy of the law ex post in resolving competition problems. At present, the European Commission has identified eighteen relevant markets, including some which relate specifically to interconnection: the wholesale markets of telephone call origination and telephone call termination from a fixed position, as well as transit over the telephone network. It has also identified the mobile call origination and termination markets as well as the wireless roaming market.

Obligations applicable to a company found to be in a dominant position in one of these markets must be enforced in a manner that is non-discriminatory, transparent and proportionate to the nature of the competition problem identified in the relevant market. These obligations may be access obligations (obligations to provide a service), non-discrimination obligations, transparency obligations (in particular to provide a standard offer), accounting separation obligations, price control obligations and cost accounting obligations. It is up to the regulator to define and justify which obligations it considers necessary, as the case may be, to impose on a company that it has found to be in a dominant position.

On November 2, 2004, the ART notified the findings of its analysis of the mobile call termination market to the Commission. At the end of November 2004, no final decision had been published, so it could be considered whether, at this stage, the ART found that all the mobile operators are dominant in their call termination markets, including Orange France, Orange Caraïbe and Orange Réunion.

[1]	Fundamental regulatory objectives defined by Article L.32-1, in particular the practising of free, fair and effective competition or even the interoperability of networks to allow users end-to-end communication.

As regards the wholesale fixed line interconnection markets, the findings of the market analyses are not yet known, and the ART will not be in a position to take any decision on this matter before January 1, 2005. Consequently, the ART has positioned itself within the transition framework governed by Article 27 of the framework directive and Article 133, section II, of French law 2004-669, in order to expressly retain in force the obligation under Article L.34-8 II of the French Postal and Telecommunications Code. This obligation requires France Telecom “to publish […] a technical and pricing connection catalogue approved in advance by the Telecommunications Regulatory Authority”. France Telecom has presented an interconnection catalogue valid from January 1, 2005 to the ART which approved it on November 26, 2004. This catalogue repeats without amendment the terms of the 2004 interconnection catalogue in accordance with the ART’s recommendations. The ART considered the terms of the 2004 catalogue to be equitable. The terms of this catalogue will apply until the end of 2005 at the latest, or until the provision by France Telecom of new terms complying with the various obligations which will be binding on it once the analysis of the corresponding relevant market has been completed.

4.13.2.7 UNBUNDLING OF THE LOCAL LOOP

The local loop is the installation that connects the end point of the network located on the customer’s premises to the main distribution frame box or to any other equivalent installation of a fixed line electronic communications public network.

In October 1999 in France, the ART published the results of a public hearing on fostering competition in the local telephony services market. A decree dated September 12, 2000 (“decree relating to the local loop”) and a regulation dated December 18, 2000 by the European Parliament and the Council required dominant operators (currently only France Telecom) to allow access to the local loop infrastructure with effect from December 31, 2001.

Access to the local loop means either:

■	access to all frequency widths in the copper loop (full unbundled access to the local loop); or

■	third-party operator access to the “high” frequency spectrum of the copper loop, while the low frequency spectrum (telephone service) continues to be managed by France Telecom (shared access to the local loop).

Pursuant to the local loop decree, access to the local loop also includes associated services, such as the supply of the information necessary to implement access to the local loop, an offer to co--localize the equipment on France Telecom’s premises and an offer to allow the connection of this equipment to the networks of those requesting access.

Access to the local loop will be provided pursuant to a private contract, which must be forwarded to the ART within ten days of its signing.

Pursuant to the local loop decree, rates for unbundled access to the local loops must be directed towards costs.

The network components must be valued on the basis of their average long--term incremental costs. Pursuant to Article D. 99-24 of the French Postal and Telecommunications Code, the ART established the guidelines for relevant costs and published the calculation method for average long-term incremental costs in a decision dated October 31, 2000.

The European Parliament and Council’s regulation of December 18, 2000 grants the ART the power to impose amendments to France Telecom’s standard term offer for unbundled access to the local loop. The ART has exercised this power on several occasions.

France Telecom has filed two appeals with the Conseil d’Etat. One appeal is against ART decision n° 01-355 dated February 8, 2001 and decision n° 01-258 dated March 2, 2001 and the other appeal is against decision n° 02-323 dated April 16, 2002 requiring France Telecom to amend its standard term offer. These appeals do not have a suspended effect.

In a decision dated April 23, 2003, the Conseil d’Etat partially rejected the appeal filed by France Telecom against ART (decision n° 01-135 dated February 8, 2001). The Conseil d’Etat decided to suspend its decision on the dispute relating to the amount of rates and service access fees and cancellation fees in order to await the results of expert findings intended to “estimate the time necessary to conduct technical and administrative operations that would be justified by a request either for unbundled access to the local loop or for the cancellation of this access” and “to evaluate, in accordance with principles for determining rates and taking into account the costs cited in the arguments of the present decision and taking into account the accounting data available as of February 8 and March 2, 2001, the hourly cost of France Telecom personnel used in these operations.”

Within the new regulatory framework, the local loop access market is included in the list of relevant markets that the ART must examine under the procedure described in Article L.37-1 of the CPE; the procedure is currently underway and should be finalized during 2005.

Pursuant to the undertaking given at the time of the notification to the ART of its pricing decision with regard to the increase in the monthly subscription rate, on February 1, 2005 France Telecom lowered the commissioning costs of unbundling (FAS).

4.13.2.8 RATE POLICY FOR FIXED LINE TELEPHONY

In light of the transitional provisions provided under Article 133 of French law 2004-669 of July 9, 2004, France Telecom’s rates for the services included in universal service (see “Item 4.13.2.5 Universal service”) are governed by the ART as from the date of adoption of the decree implementing Article L.35-2 of the CPCE. The provisions of French decree n° 2005-75 of January 31, 2004 stipulate that the rates for universal service are henceforth controlled by the ART with regard to the three components of universal service defined by the legislator. For a description of France Telecom’s rate policy on fixed line telephony, see “Item 4.4.3.1.1 Telephone communication and access offers and services”. The decree implementing Article L.35-2 of the CPCE, as published on January 31, 2005, provides that the ART has a right to contest the rates for universal service, as well as the right to establish a long-term framework for such rates. Rates other than those relating to universal service will no longer be subject to the 1996 specifications. Nevertheless, under the transitional provisions of the law of July 9, 2004, those rates not related to universal service that have been approved, remain in the same form as before until implementation of any remedies that the ART might impose on the retail market pursuant to Article L.38-1 of the CPCE. Where the ART considers, on completing the analysis of the relevant markets, that the remedies in the wholesale market are insufficient to guarantee, in particular, an environment of general competitiveness and fair competition for the benefit of users, it is able, in the light of Article L.38-1 of the CPCE and French decree n° 2004-1301 of November 26, 2004 relating to the provisions applicable to operators exerting a significant influence over an electronic communications market sector, to require the relevant operators to provide any appropriate information allowing the pricing plans to be assessed. The ART then has the right to contest the implementation of certain rates by way of the appropriate decision.

With respect to the rates for fixed line telephone calls made to mobile telephones, the ART hosted a round table discussion in early 1999 with the three principal French wireless operators: Orange France, SFR and Bouygues Telecom.

On November 16, 2001, the ART published decision number 01-970 and decision number 01-971 relating to the level of Orange France and SFR call termination charges and set a maximum price for 2002, 2003 and 2004. Price cuts for terminating calls from these mobile operators were defined in specific terms: 15% in 2002, 15% in 2003 and 12.5% in 2004. The ART made these price cuts official through its annual decisions to validate the rate proposals made by Orange and SFR.

Prior to November 1, 2000, the rates for calls made to mobile telephones from a fixed line telephone were set by the mobile operator. Since that date, the rates for calls made to mobile telephones from a fixed line telephone have been set by the fixed line operator. Following this decision, and owing to the reduction in call termination rates (the price that the fixed line operator pays to the mobile operator to complete the call on the mobile network), France Telecom lowered the rates for calls for the end customer and proposed a number of pricing options. See “Item 4.4.3.1.1 Telephone communication and access offers and services”. Following the first market analysis conducted on the mobile call termination market, the ART required the three metropolitan mobile operators (decision n°s 04-937, 04-938 and 04-939 of December 9, 2004) to lower their wholesale rates for fixed line calls to mobile telephones by 36% over two years. At the same time, it issued a favorable opinion on December 9, 2004 (notice 04-1074) regarding France Telecom’s pricing decisions passing on to customers the entire call termination decrease of the three metropolitan mobile operators on January 17, 2005.

4.13.2.9 NUMBERING

The attribution of numbering resources to operators is subject to an individual license issued by the ART according to the terms provided for by the rules relating to the national numbering plan (decision n° 98-75, dated February 3, 1998).

The ART establishes and manages the national numbering plan which guarantees users equal and easy access to the different electronic communications networks and services and equivalent numbering formats. The ART initiated a vast public consultation on October 27, 2004 in order to modify the rules for managing numbering as set forth in decision n° 98-75 of February 3, 1998. This consultation could lead to the amendment of the rules relating to management of the national numerotization program plan during the course of 2005.

Operators deemed to exert a significant influence over the market for connections to fixed line public telephone networks, which is currently the case for France Telecom, are required to allow their customers to select a long distance carrier on a call-by-call basis by entering an assigned numeric prefix when calling.

Since January 1, 1998, seven long distance carriers, including France Telecom, were assigned a one-digit prefix. At the end of 2004, three of these prefixes were returned to the ART. The ART has not yet announced the use to which it might put these newly reacquired resources (reassignment and/or opening new tranches of short numbers) in the future. The other operators which prefer their network to be selected on a call-by-call basis to carry their customers calls and which have not obtained a one-digit prefix, have been allocated a four digit prefix.

Since January 17, 2000, subscribers can opt to pre-select their long distance operator. This allows them to access their operator’s network without having to use a one-digit or four digit prefix. Pre-selection of operators was expanded to include calls to mobile telephones in November 2000 and has been extended to local calls since early in 2002, at the choice of the carrier operator.

Since November 13, 2003, France Telecom has been marketing the “Keep your number” service throughout continental France. This service allows residential, professional or business customers to keep the use of their fixed geographic number(s) in the event of an address change within the same “basic numbering zone”. This service is billed at €20.90 excluding VAT (€25.00 including VAT) per number retained on single analog lines, €40.00 excluding VAT (€47.84 including VAT) per number retained on groups of analog lines or Numéris access and €80.00 excluding VAT (€95.68 including VAT) to retain numbers on Numéris Duo or Numéris Itoo access.

Pursuant to the injunction issued by the Conseil d’Etat in its order of June 25, 2004, the ART has issued three decisions dated January 27, 2005, dedicating the tag number 118XYZ to voice directory enquiry services that enable the name and location of a user within metropolitan France to be obtained and setting out the terms for the withdrawal of services commercially available on other numbers such as “12”. Decision n° 05-61 provides that all directory enquiry services falling within this sphere of activity should henceforth conduct their activities under this numbering format. The new numbers in the tranche 118XYZ will be allocated on May 11, 2005 by drawing lots (ART decision n° 05-62) limited to ten resources per group, and will be available for marketing on November 2, 2005. Services provided under the former numbering format should be withdrawn from commercial operations no later than April 3, 2006 (decision n° 05-63).

Number portability for mobile telephones has been available since June 30, 2003. The ART, which hopes to improve this service for the benefit of the consumer, has initiated a public enquiry with market players. A summary of the results of this enquiry was made public on December 22, 2004. Orange France has anticipated the short coming developments, and implemented, as from October 5, 2004, a material reduction in the time required for number transfer from two months to one month and in the time required for confirmation of the number transfer from 15 to 3 days for its general consumer and business customers under fixed packages and prepaid plans.

4.13.2.10 UMTS LICENSES

The procedure for awarding UMTS network installation and operation licenses in France was described in the notice relating to “the terms and conditions for awarding licenses to introduce third-generation wireless systems in metropolitan France” issued by the Ministry of the Economy, Finance and Industry, which was published in the French Journal Officiel on August 18, 2000.

Orange France and SFR submitted the only applications and were awarded UMTS licenses by the French government. Of the four UMTS licenses, two remained unallocated at that time.

In October 2001, the French State decided to reschedule the payment of the UMTS license fees. The original €4,955 million, payable in a number of tranches, was replaced with the following payment schedule:

■	a lump-sum license fee of €619 million, which was paid by Orange France and SFR in September 2001; and

■	an annual license fee of 1% of UMTS revenues.

On December 29, 2001, the Minister of the Economy, Finance and Industry held a second bidding process for the two additional UMTS licenses (see the notice published in the French Journal Officiel on December 29, 2001). Bouygues Telecom submitted the only bid and was awarded a UMTS license by an order dated December 3, 2002. At the time of this award, the government modified the specifications for Orange France’s UMTS license.

Each of the three licenses is awarded for a period of 20 years and each operator will receive the same number of frequencies, i.e. 2 x 15MHz in the paired bands and 5MHz in the non-paired bands.

Furthermore, the bid specifications contained certain de minimis obligations in terms of coverage:

■	after two years, at least 25% of the population must have access to voice transmission services and 20% of the population must have access to data transmission services; and

■	after eight years, at least 80% of the population must have access to voice transmission services and 60% must have access to data transmission services.

ART’s revision of the timetables for roll-out of Orange France’s and SFR’s UMTS networks, resulting in particular from the delays relating to availability of network equipment and terminals, started in August 2003. In March 2004, ART made public the following amendments that are to be made to the UMTS licenses applying to Orange France and SFR:

-	taking into consideration the industrial circumstances surrounding the development of UMTS, no sanction procedures will be instituted against Orange France and SFR for the delay in roll-out; and

-	commercial launch is required no later than December 31, 2004, with target deployment to cover 58% of the population by the end of 2005.

The revised obligations will be included in the individual licenses which are to be issued by ART to Orange France and SFR once the new regulatory framework has been fully transposed.

See “Item 3.3.1 The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect France Telecom’s business, financial condition and results”.

4.13.2.11 RIGHTS OF WAY AND EASEMENTS

Each public network operator benefits from a right of way over public roads and other non-road public property, in consideration for a fee paid to the public domain manager under a highway permit or a lease agreement, provided that this right of way is not incompatible with the normal use of such public roads or other property. In order to benefit from easements over private property, the public network operators must obtain permission from the competent local authority and, if necessary, compensate the owners. The competent local authority may refuse public network operators this right of way in order to ensure compliance with critical demands, protection of the environment and compliance with town planning regulations.

An operator who already benefits from a right of way or an easement may have to share use of its existing facilities with other operators, to the extent that this use does not compromise the occupying operator’s own public service objectives. Any disputes resulting from such a situation may be submitted for arbitration to ART, which is then obliged to hold a public consultation with all interested parties. Public network operators may also benefit, under certain conditions and with the permission of the competent authority, from radio frequency easements to guarantee the optimal transmission of electromagnetic signals.

4.13.2.12 COORDINATION BETWEEN THE REGULATORY AUTHORITIES AND COMPETITION AUTHORITIES

French competition law prohibits the abuse of a dominant market position and the distortion of competition through collusion by market participants in a particular market. Since full deregulation of telecommunications services on January 1, 1998, France Telecom has been subject to these French competition laws in all areas of its businesses. In this context, the new French Postal and Electronic Communications Code reaffirms the Article L.36-10 provisions of the former code pursuant to which the Chairman of ART must refer any abuse of a dominant market position and any unfair competition practices in the electronic communications sector, of which he has knowledge, to the French Conseil de la concurrence. The Chairman may also seek an opinion from the Conseil de la concurrence on all other matters within its jurisdiction. The Conseil de la concurrence gives notice to, and may seek the opinion of, ART on any matter referred to it in the electronic communications sector that is within ART’s jurisdiction. Similarly, in connection with any market analyses undertaken, ART must, after having considered the state and foreseeable evolution of competition in such markets, submit to the Conseil de la concurrence for its opinion a list of operators that it deems to be exerting a significant influence over each of the markets. At present, the Conseil de la concurrence has only issued opinions concerning the mobile call termination market (in notice n° 04-A-17 of October 14, 2004) and the wholesale and retail broadband markets (in notice n° 05-A-03 of January 31, 2005). The opinion of the Conseil de la concurrence was sought, on January 5, 2005, with regard to ART’s analysis of the wholesale and retail fixed line telephony markets.

4.13.2.13 REGULATIONS RELATING TO E-COMMERCE

The French law of June 21, 2004 concerning confidence in digital economy (the “digital economy law”) adapts French law to take account of the development of the digital economy and aims to increase confidence in the use of new technology. This law sets out the regulations governing liability of hosting entities and in particular concerns e-commerce and cryptology.

This law came into effect on June 23, 2004, and provides an independent legal system governing all internet services. Article 1 of that law creates a specific category of internet services: online public communications services.

The digital economy law establishes new regulations governing the liability of technical service providers which apply to hosting entities and internet access providers.

It specifies that providers of technical internet services have no general obligation to oversee the content of the information they transmit or store. Civil liability arises solely where despite having actual knowledge of unlawful information or of an unlawful activity, or knowledge of facts or circumstances as a result of which unlawful information or activity is apparent, a provider of technical internet services refrains from taking any action to withdraw the relevant data or fails to make access to such data impossible. With respect to criminal liability, hosting entities will only be held liable where, in full knowledge of the facts, they fail to take any prompt action to cease the circulation of unlawful information or fail to see that the unlawful activity ceases.

At the same time, hosting entities are required to inform the relevant authorities promptly of any such unlawful content and activities. In practice, this provision increases liability of technical service providers without actually imposing any general surveillance obligation on hosting entities.

In addition, the law places several new obligations on web site publishers since publishers, who act in a professional capacity, must provide all their identification details (name, corporate name, address and telephone number of the hosting entity, etc.), and publishers acting in a non-professional capacity must clearly show the details of the hosting entity.

The digital economy law extends the notion of e-commerce to:

-	business activities by which a person or entity offers or is responsible for the remote supply, via electronic means, of goods and/or services; and

-	activities consisting of supplying online information, commercial communications or search, access or data recovery tools, access to a communications network or tools for hosting information.

In this regard, consumer protection is reinforced by requiring sellers to provide precise details of their identity and by the creation of certain principles that make it possible to guarantee the validity of electronic contracts (such as checking the consumer’s order by way of providing a summary of terms prior to acceptance, the sending of a receipt acknowledging the order and the retention by the seller of a written record of the transaction).

The law transposes the provisions of the European directive of July 12, 2002, relating to the processing of personal data and the right to personal privacy, into the electronic communications sector. It provides, for the consumer’s benefit, a stricter control over canvassing procedures, particularly where they are carried out electronically.

With regard to e-advertising, the digital economy law requires individuals and legal entities that place advertisements to identify themselves to the web user. In addition, it puts all sales canvassing via electronic means under the “opt-in” system, thereby requiring the prior consent of the party being approached.

The provisions of the CPCE are thus extended to cover e-commerce (Article L.34-5) in relation to the prohibition against direct canvassing via an automated calling system, fax machine or e-mail using the details, in whatever form, of any individual who has not given his/her prior consent (at the time of a direct sale of a product or service, as the case may be) to receiving direct canvassing via such means.

With regard to cryptology, the lifting of certain restrictions on its use is accompanied by measures aimed at preventing any parallel use for criminal purposes. The digital economy law allows complete freedom in relation to encryption methods and cryptology services whilst simultaneously strengthening the public authorities’ resources for combating any use of cryptology that constitutes an offence.

All restrictions have been lifted on all encryption methods whatsoever, the importing, supply and exporting of encryption methods used for signature functions, as well as the repeal of the authorization system for supplying other encryption methods in favor of the requirement for a declaration to the French Prime Minister. This is accompanied by regulations increasing the liability of providers of confidential services in the event of a breach of integrity or any undermining of the availability of transformed data.

Administrative penalties of up to two years’ imprisonment and €30,000 in fines may be imposed on providers of cryptology services who do not comply with the de minimis declaration obligations.

4.13.3 REGULATIONS IN THE UNITED KINGDOM

4.13.3.1 OVERVIEW

France Telecom is engaged in various business activities in the United Kingdom. These consist mainly of mobile communications through Orange UK, worldwide IP and data transfer services via Equant and internet access via Wanadoo UK. The developments discussed below primarily concern mobile telephony.

The operation of a mobile telecommunications network and the provision of mobile telecommunications services in the United Kingdom are regulated by the 1984 Telecommunications Act, the 2003 Communications Act, and the 1949 and 1998 Mobile Telegraphy Acts (WTA). The Director General of Telecommunications was responsible for telecommunications regulation pursuant to the Telecommunications Act and the Communications Act, and also directed the Office of Telecommunications (OFTEL), the telecommunications regulatory authority. The powers of the Director General of Telecommunications were transferred to the Office of Communications (OFCOM) on December 29, 2003. Since then, OFCOM’s board has been responsible for regulating telecommunications in the United Kingdom. On December 29, 2003, the responsibilities of the

Radiocommunications Agency, which was responsible for awarding and regulating the use of frequency spectrums under the WTA, were also transferred to OFCOM.

The operation of a mobile telecommunications network requires a license under the WTA. Orange UK has obtained the relevant licenses to operate GSM and UMTS networks. Under the new regulatory framework, the individual licenses granted under the Telecommunications Act were abolished and replaced by a general declaration of approval (the General Condition of Entitlement or “GCOE”) that applies to all communications services under the Communications Act. Orange offers mobile telephony services to its customers pursuant to the GCOE. Wanadoo UK and Equant are also authorized under the GCOE to provide telecommunications services to their customers.

In addition to applicable legislation in the United Kingdom and the terms and conditions of the licenses granted to France Telecom, United Kingdom telecommunications policy is also contained in a number of United Kingdom government announcements and White Papers, and OFCOM advisory documents and statements. France Telecom is also subject to European legislation. The United Kingdom has transposed, or is in the course of transposing, all relevant EU telecommunications legislation.

4.13.3.2 OFCOM MARKET STUDIES

Under the new European regulatory framework implemented in the United Kingdom via the Communications Act of July 17, 2003, the national regulatory authorities in the European Union are required to conduct market studies. These studies are designed to assess whether certain players are exercising a significant influence on the market and, if this is the case, to define the ex ante obligations to be imposed on these players. In spring 2003, the OFTEL launched several market studies, two of which concern the mobile telecommunications market.

In its study of the market for mobile calls, the OFTEL concluded that no mobile operator in the United Kingdom exerted a significant influence on the market, either individually or in concert. As a result of these conclusions, the OFTEL consequently terminated, on October 3, 2003, any ex ante obligations that applied to Vodafone and O2, who were previously considered as exerting a significant influence on the market. Vodafone and O2 are no longer subject to the ex ante obligation of providing mobile communication time to independent providers.

In its study on fixed line to mobile call termination rates, the OFCOM published its final conclusions on June 1, 2004. The OFCOM concluded that all mobile operators in the United Kingdom exert a significant influence on the market with respect to termination rates for voice calls. Consequently, the OFCOM applied a price control on 2G voice call termination rates. Orange UK and T-Mobile were requested to ensure that their termination rates did not exceed 6.31 pence per minute during the period running from September 1, 2004 to March 31, 2005. Vodafone and O2 were required not to exceed a termination rate set at 5.63 pence per minute. These four operators will be the subject of a further price control for the period covering April 1, 2005 to March 31, 2006. The OFCOM must conduct a new study on the fixed line to mobile call termination market in 2005 in order to determine which remedies under the regulations are to be applied after March 31, 2006.

4.13.3.3 SPECTRUM ALLOCATION

Like the other mobile network operators in the United Kingdom, Orange UK obtained licenses under the WTA that permit operators to establish and use sending and receiving stations for mobile transmissions in the operation of their mobile networks. WTA licenses allocate portions of the radio frequency spectrum to each mobile network operator.

T-Mobile (formerly One2One) and Orange UK each received a 2 x 30MHz spectrum within the 1800MHz band in order to operate a second generation network (GSM). Vodafone and O2 UK (formerly BT Cellnet) each received a 2 x 17.5MHz band of spectrum within the 900MHz band, in addition to another 2 x 5.75MHz spectrum in the 1800MHz band for the operation of their GSM networks. Vodafone and O2 UK returned 2 x 4MHz of the 900MHz spectrum.

The United Kingdom Government adopted the WTA of 1998 to allow it to set spectrum fees at a rate above the administrative cost of managing that spectrum and to allow for spectrum auctions for future services, including UMTS. The United Kingdom Government has confirmed that the existing four mobile operators will not be subject to auctions for the continued use of their current GSM spectrum allocations.

Orange UK is one of five mobile operators licensed to provide third generation mobile services in the United Kingdom using the UMTS spectrum. The other licensees are Vodafone, O2 UK, T-Mobile and Hutchison 3G. The licenses were allocated following a competitive bidding process in 2000. Orange UK, O2 UK and T-Mobile have each been allocated a 2 x 10MHz and 1 x 5MHz band within the UMTS spectrum. Vodafone was allocated a 2 x 15MHz band and Hutchison 3G was allocated a 2 x 15MHz and a 1 x 5MHz band of the UMTS spectrum. Hutchison 3G announced the launch of commercial third generation services in the spring of

2003. Orange UK, Vodafone and T-Mobile launched a card data access service during the summer of 2004 and further launched additional third generation services in the last quarter of 2004. Hutchison 3G is not currently offering any card data access service in the mobile 3G market in the United Kingdom.

Orange UK’s WTA licenses specify the principal technical requirements with which Orange UK must comply, including, among other things, the management of radio frequency emission sites and the use of equipment that complies with the requirements listed in the directive concerning electromagnetic compatibility (89/336/EC). Inspection obligations are also stipulated. The operation of mobile telecommunications stations may be restricted or the stations may be closed on a temporary or permanent basis by the Secretary of State for Trade and Industry if Orange UK violates its license or if undue interference is created. Orange UK may also be required to modify or restrict its use or permanently abandon radio equipment in the interests of long-term spectrum planning or in the event that a state of emergency is declared. Orange UK’s 1800MHz WTA license remains in effect until Orange UK surrenders it, subject to changes or revocation by the Secretary of State for Trade and Industry.

Following public hearings held by the Radiocommunications Agency on the policy issues surrounding the use of license-exempt spectrums for public telecommunications services, the British government enacted the Wireless Telegraphy (Exemption) Regulation 2003, which came into force on February 12, 2003. This Regulation establishes a frequencies spectrum that is not subject to individual licensing and can be used for commercial public access services such as WLANs and Bluetooth. In addition, the Regulation allocates additional bands for mobile equipment and broadband nomads. Orange UK believes that, with the adoption of an appropriate regulatory framework, the roll out of such technologies using license-exempt spectrums will complement the services offered by its UMTS spectrum. In 2004, the OFCOM initiated a deregulation process in connection with radiocommunications (public wireless, private mobile radio (PMR), wireless local loop, radio broadcasting, aeronautical and maritime, etc.) In particular, the OFCOM carried out consultations on the themes of frequency deregulation (for example, for wireless local loop and private mobile radio services, in addition to general principles applicable to mobile telephones) and frequency pricing.

4.13.3.4 INTERCONNECTION POLICY

Wireless systems must connect with the telecommunications systems of other public telecommunications operators, both fixed line and mobile, in order to handle calls that do not originate or terminate on their systems. Operators’ rights and obligations with regard to interconnection are governed by the Communications Act which transposes the EU “Interconnection” directive. If, after negotiation between the parties, certain interconnection terms cannot be agreed on by the operators, the OFCOM may be asked to determine such terms. In addition, OFCOM has the power to review the terms of an interconnection agreement on his own initiative.

4.13.3.5 INTERCONNECTION AGREEMENT WITH BRITISH TELECOM

Orange UK first entered into an Interconnection Agreement with British Telecom in July 1993.

Under the Interconnection Agreement, Orange UK and British Telecom are obliged to interconnect their respective telecommunications systems and keep them interconnected. Orange UK was also required to seek from British Telecom, (which was required to provide), enough interconnection circuits to handle projected or actual traffic. British Telecom and Orange UK must make a reasonable effort to provide sufficient switching capacity to handle the traffic volumes on each interconnection path and to guarantee that the call termination rates at peak usage periods do not fall below those normally encountered in Orange UK’s system. The interconnection agreement also provides for the leasing of fixed lines from British Telecom.

Orange UK has negotiated, or is currently negotiating, with other public telecommunications operators for direct interconnection if and when justified by call traffic. Such interconnections would reduce the need to route calls through British Telecom.

4.13.3.6 PRICE REGULATION

With the exception of the wholesale wireless call termination rates, all other wholesale or retail wireless telecommunications rates are not generally subject to the prior approval or review by regulatory authorities in the United Kingdom. Only British Telecom, as the dominant fixed line operator with a significant influence on the market (on account of its former monopoly), is limited by retail price restrictions imposed by OFCOM.

4.13.3.7 OFCOM “STRATEGIC REVIEW”

At the beginning of 2004, the OFCOM commenced an in depth sector analysis with a view to revising the current regulatory framework and adapting it to the new electronic communications networks and services. It is therefore coming up with regulations for voice over IP (Internet Protocol) services, regulations applicable to the new BT networks (21st Century Network by BT), the development of universal service in the United Kingdom and the creation of value in the local loop infrastructures, etc. In the light of the consultations in progress, the OFCOM envisages simplifying the industry regulations by limiting the markets to which the ex ante regulation applies, to a few wholesale markets covering access and interconnection.

4.13.3.8 COMPETITION ACT

The UK Government enacted a new Competition Act, which came into force on March 1, 2000. It grants powers to the industry-specific regulators and to the Director General of Fair Trading to prohibit anti-competitive agreements, concerted practices and abuses of a dominant position.

The Competition Act gives the OFCOM’s Board powers that may be exercised simultaneously with the Director General of Fair Trading concerning “commercial activities relating to telecommunications”. One effect the Competition Act has is that third parties appearing before the United Kingdom courts may bring enforcement actions directly against telecommunications operators that violate the prohibitions, and may seek damages.

The Enterprise Act came into force on November 7, 2002. Among other things, this act introduces several changes to the body of competition law with respect to concentration rulings. In addition, the law allows certain representative consumer organizations (National Consumer Council, Consumers’ Association and National Association of Citizens Advice Bureau) to file “super complaints” with the Office of Fair Trading, asking it to investigate any characteristic or any group of characteristics of a UK market that appears to be sufficiently harmful to the interests of consumers.

4.13.3.9 E-MONEY REGULATIONS

The Financial Services and Markets Act of 2000 (Regulated Activities) Amendment Order 2002, which came into force on April 27, 2002, stipulates that providing electronic money services is a regulated activity that is to be licensed by the Financial Services Authority (FSA). Discussion continues in the UK and the EU in order to clarify to what extent wireless services fall under the definition of electronic money for the purposes of regulatory supervision.

4.13.4 OTHER EUROPEAN REGULATION

As of December 31, 2004, France Telecom was operating in 24 European countries other than France, 17 of which are EU member states. France Telecom closely follows the national legislation and regulations that these countries are now adopting to transpose the European directives to ensure that these transpositions reflect the spirit of the new directives, i.e. the steady elimination of industry ex ante regulation.

As part of its expansion, the France Telecom group operates in two of the ten countries that joined the EU on May 1, 2004. The first is Poland (through its shareholding in TP Group and PTK Centertel) and the other is Slovakia (through Orange S.A.’s shareholding in Orange Slovensko). In addition, at its meeting in Copenhagen on December 12 and 13, 2002, the European Council confirmed its intention to admit Bulgaria and Romania to the Union in 2007. In Romania, Orange has a majority shareholding in the mobile operator, MobilRom. The candidate countries are obliged to adhere to a program of rapid deregulation in the telecommunications sector, in order to meet the criteria for admission to the European Union.

In Poland, on April 1, 2002, the Polish telecommunications act established the URTiP as the industry’s regulatory authority.

The URTiP designated TP Group, the historical operator, as a “dominant” player in the market, which resulted in various obligations for TP Group, in particular with respect to interconnection. As part of the EU’s expansion, Poland did not negotiate a transition period with the EU in the area of telecommunications. This means that when it gains membership on May 1, 2004, it must implement the new European directives and bring its own national laws into compliance. To this end, a new law regarding telecommunications and transposing the EU regulatory framework directives of 2003, came into force on September 3, 2004.

4.14 INSURANCE

France Telecom has adopted an insurance plan to cover its principal risks. This insurance plan has been underwritten by major insurance and reinsurance providers to cover the risk of damages to physical assets, operating losses (including transportation risks) and legal liability for third party damage (including customers) linked to France Telecom’s services and corporate purposes.

There was a substantial premium increase in 2003 due to stricter underwriting terms imposed by the insurance and reinsurance markets.

The cost of insuring France Telecom S.A. in 2004 amounted to approximately €32.5 million, €30.55 million of which was for insurance premiums. This compares with a cost of approximately €40.4 million in 2003 and approximately €29.3 million in 2002. This cost in 2004 is broken down by risk category as follows:

■	liability coverage: approximately €10.5 million;

■	automobile insurance coverage: €4.1 million;

■	damage to assets and operating losses: approximately €17.85 million.

In addition to the costs paid by France Telecom S.A. are those paid by the subsidiaries covered by the Group’s insurance policies. This amount totaled approximately €10.15 million in 2004 (€13.8 million in 2003 and €9.9 million in 2002).

These policies are being gradually extended to cover the Group’s French and foreign subsidiaries. The purpose is to make better use of insurance coverage and streamline risk management in addition to controlling the corresponding insurance costs. A certain number of subsidiaries have not yet benefited from the application of these programs (notably Orange UK and Equant which have their own full or partial insurance coverage). With regard to the subsidiaries falling outside the Group’s insurance plan, the overall cost of the insurance premiums for covering their corporate risks is estimated to be approximately €22 million for 2004.

For the last three years, given the state of the markets for insurance and reinsurance in this area, the Group has self-insured its poles and open-wire lines of its telephone network against the risks posed by natural disasters.

These policies reflect the nature of the risks incurred by France Telecom and are in line with the current terms and conditions of the insurance market for groups of a similar size and with similar business activities worldwide, particularly with respect to guarantee limits.

France Telecom carries insurance against civil liability risks incurred from the use of substances or products that pose environmental hazards as discussed in section 4.18 “Risk factors”. The risks due to the use of CFCs, Halon and PCBs are covered under the current plan, with the exception of PCBs, which have been excluded from France Telecom S.A.’s plan since April 2003. No claim has been filed by the Group under the relevant insurance policies with respect to these risks.

France Telecom maintains a level of self-insurance that is appropriate for the risks it encounters. Over the past nine financial years, the number of accidents affecting the above-ground network of France Telecom S.A. has not, on average, exceeded €13.2 million per year, except for disasters that are exceptional in terms of frequency and intensity. For example, in 2000, the damage relating to the December 1999 wind storms amounted to €150 million.

At the end of 2004, France Telecom began to work on modeling the risks of the above-ground network which were damaged by storms, in order to acquire an in depth understanding of its exposure to such risks.

In addition, within the framework of its risk management policy, France Telecom regularly identifies risks relating to its activities through site visits in tandem with its internal engineering services and those of its principal insurers. This type of risk management allows France Telecom to detect and evaluate potential risks to ensure that the insurance coverage in place continues to be appropriate.

4.15 ENVIRONMENTAL POLICY

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. France Telecom does not engage in any production processes which create a significant threat to rare or non-renewable resources, natural resources (water, air) or to biodiversity.

However, France Telecom uses, in the course of its activities, certain equipment, products and substances which may be hazardous to the environment (even on a minor scale) and which are subject to specific regulation. For example, there are certain sites that have been classified by the French government for protection of the environment (installations classées pour la protection de l’environnement (ICPE)), in addition to the production and the elimination of waste.

These risks are continually subject to in-depth analysis by France Telecom and have led to the adoption of action plans and preventive measures.

The main risks related to France Telecom’s activities and the evaluations and preventive measures adopted by France Telecom for each risk are detailed below.

Facilities classified for the protection of the environment

To meet the needs of its operations and, in particular, to operate its telephone switching centers, France Telecom operates certain facilities, including, in particular, air conditioning facilities, battery charging stations and transformers that are subject to the French legislation on Classified Facilities for the Protection of the Environment.

Legislation requires that an operator either obtain from the authorities an authorization to operate such a facility, or that it submit an initial declaration. The survey completed in 2004 identified a base of 2,501 classified facilities subject to a declaration and 13 requiring an authorization from the local authorities (autorisation préfectorale). All of the declarations regarding these protected sites were filed and a maintenance program has been launched. France Telecom believes that its facilities are generally in compliance with environmental regulations. Any costs that may be necessary to bring them into compliance are not likely to have a significant impact on France Telecom’s financial position.

Furthermore, in relation to the monitoring of Legionnaire’s Disease in 2004, of the 125 air-refrigerating towers owned by France Telecom S.A., located at 53 sites, none was reported to be in excess of the health standard in terms of contamination.

Use of substances or products presenting a risk to the environment

Certain facilities use regulated products or substances. This applies to CFC gases in air-conditioning systems. The halon used in the fire extinguishers and sprinkler systems was removed at the end of 2003, pursuant to applicable regulations. Certain electrical transformers also use polychlorinated biphemyl (PCBs) which will be progressively eliminated by 2010 as required by regulations. The programs for the elimination of toxic products (CFCs and PCBs) were the subject of a framework agreement signed in 2002 with the French Ministry for Ecology and Sustainable Development, which ensures their conformity with applicable regulations.

France Telecom believes that the costs related to the implementation of these programs are not likely to have a significant impact on its financial position. However, accidents related to these products or substances could have substantial negative consequences.

Treatment and disposal of waste

France Telecom’s activities generate “non-household” waste for which recycling is closely controlled, such as (end-of-life) waste electrical and electric equipment batteries and storage cells, cables and treated wooden poles, etc. Twelve channels have been created for waste management. In each of the channels, the collection procedures of products at end-of-life have been defined, as have the evaluation, recycling or disposal processes, according to industry standards implemented by the appropriate businesses.

A specific program has been launched to ensure the conformity of procedures for the collection and recycling of electrical equipment and electronics at end-of-life following the European WEEE “Waste of electrical and electronic equipment” Directive. The transposition of the directive to French law is expected to occur in the beginning of 2005 and to be applicable from the beginning of August 2005.

Energy

France Telecom’s activities require the use of thermal facilities such as heating facilities and power generators, each of which emit CO² and greenhouse gases. The survey in 2002 and 2003 of the overall consumption of energy (electricity and fuel) will be completed in 2005 by a measure of the global consumption of energy (electricity and fuel) during 2005. Following the consolidation in 2004 of steering tools, an energy savings program will be launched in 2005. In addition to complying with the regulatory expectations regarding this type of facility, through this program, France Telecom expects to contribute to limiting the production of greenhouse gases. However, France Telecom will not, initially, directly participate in the emissions exchange programs resulting from the application of the Kyoto Protocol in Europe.

Classified and protected sites

Poles and overhead cables have an impact on landscapes. France Telecom participates in efforts necessary to put underground its telephone lines at classified and protected sites, pursuant to the applicable legislation, and in conjunction with the local and national authorities responsible for natural heritage and culture.

Biodiversity

Hollow metallic poles are dangerous for certain species of cave-dwelling birds and animals that can be trapped in them. Some of the blockers that have been installed over the years at the top of the posts have been displaced, during storms for example.

France Telecom has opted to include in all its maintenance visits, which take place over a 6-year cycle, a systematic verification of the existence of these blockers. This will enable all metallic poles to be visited and blockers to be replaced, where necessary.

Environmental management system

To ensure proper environmental management and the development of the aforementioned action plans, an environmental management system, in conformity with international standards such as ISO 14000, was implemented within several operational units, some of which have already obtained certification (France Telecom Marine in 2000 and the Champagne Ardenne Regional Management in 2003) and was extended during 2003 and 2004 to other units which are currently awaiting certification.

The general expansion of the implementation of the Environmental management system is planned in France during 2005, across the entire scope of each Regional Office of France Telecom S.A. and to the other entities in the Group from the end of 2005.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 OVERVIEW

Evolution of the Group

The France Telecom Group, with its principal subsidiaries Orange, the TP Group (the Polish telecommunications operator TP S.A. and its subsidiaries), Equant and the PageJaunes Group, offers its consumers, business customers and other telecommunications operators, a broad selection of services ranging from fixed line and wireless telephony, data transmission, Internet and multimedia services and other value-added services. France Telecom currently serves 125 million customers worldwide.

In recent years, the European market for telecommunications has grown rapidly as a result of the culmination of a number of factors: the globalization of trade, the increasing consolidation of European markets, the rapid growth of wireless telephony, the advent and growth of the Internet and the development of data exchange.

Against this background and in an increasingly competitive environment, France Telecom pursued, from 1999 to 2002, a strategy for the development of new services and accelerated its international development through external growth with the goal of reaching critical mass in high growth markets on the European level, particularly in the wireless and Internet markets. These strategic investments could not, for the most part, be financed through equity, leading to a significant increase of France Telecom’s debt.

Following the launch of the “Ambition FT 2005” Plan at the end of 2002, the success of the plan in meeting the objectives of refinancing the Group’s debt and strengthening shareholders’ equity, as well as the positive results of the TOP Program (see section 5.1.2 The “Ambition FT 2005” Plan) in improving operations in 2003 and 2004, the Group gained greater freedom from its financial limitations and pursued significant debt reduction.

This has allowed the Group to fully dedicate itself to the development of its strategy as an integrated global operator, by anticipating changes in the telecommunications industry.

The telecommunications market is currently undergoing a transformation. Customers now possess a broad selection of communication tools with highly developed options for use, however offers made to customers remain fragmented. Indeed, the world of telecommunications continues to be divided into distinct networks and services (fixed line, wireless, Internet). The goal of a global operator such as France Telecom is to place the customers’ concerns at the forefront of its services, in order to offer an integrated universe of communication, regardless of the handset or network used. As an integrated operator, France Telecom’s objective is based on the convergence of fixed line, wireless and Internet services.

France Telecom possesses a full portfolio of activities (fixed line, wireless, Internet) which address all types of customers (consumers, small- and medium-sized businesses and multinational corporations) and uses (personal, home, professional) for most environments (home, office, travel, mobility). These activities provide the Group with optimal advantages to meet customer expectations and develop comprehensive offers of communication services.

This integrated operator strategy materialized at the end of 2003 and in 2004 following the acquisition of minority shareholder interests in Orange and Wanadoo, the integration of Wanadoo into France Telecom S.A., the implementation of a new organization for the Group pursuant to this strategy, and the sustained launch of new services. These include a new range of offers for residential services, acceleration of the roll-out of very high-speed Internet for businesses, the launches of the “Internet-Television Mutiservice” offer (television service through ADSL), “MaLigne Visio” (a service to provide video-conferencing capabilities on a regular telephone line), “Orange Intense” (the offer by Orange for third-generation services, which will enable Orange Intense subscribers to communicate by video-conference to subscribers of MaLigne Visio and Wanadoo Visio) and ADSL 2+ (very high speed Internet services up to 18 Mbit/s).

Furthermore, a significant change in France Telecom’s shareholders occurred in 2004. On September 7, 2004, the French State sold 10.85% of its shareholding in France Telecom, held directly, and indirectly through ERAP, a public industrial and commercial state entity. The sale was completed by means of a private placement on September 1, 2004 to qualified investors in France and institutional investors outside of France. At December 31, 2004, the French State held directly, or indirectly through ERAP, 42.24% of France Telecom’s share capital compared with 54.53% at December 31, 2003.

Principal results for 2004

2004 was characterized by the growth of the Group’s activities, improvement of operational performance, and the reinforcement of the financial strength of the Group.

■	Growth of the Group’s activities

In 2004, revenues of the France Telecom Group reached €47.2 billion. The revenues of the Group increased by 2.2% on a historical basis from 2003, compared to a decrease of 1.1% on a historical basis between 2002 and 2003. This growth in 2004 results notably from the following:

-	the dynamism of mobile activities, with 63.3 million clients for the Group, an increase of 13.9%, of which Orange accounted for 54 million clients, and a sustained growth of Orange’s revenues of 9.6% on a historical basis;

-	the success of broadband in France and Europe, with 6.3 million ADSL lines in France, 5.1 million broadband clients for the Group in Europe (increase of 88% in one year) and 260,000 Livebox units sold in Europe.

-	the sustained decrease of revenues from fixed line activities in France, which in 2004 was limited to 0.4% on a historic basis, compared to a decrease in 2003 of 5.6% on a historic basis, due to the expansion of broadband usage and new offerings: MaLigne TV totalled 75,000 clients, new offers for calling packages accounted for 617,000 clients for unlimited offers and 1.1 million clients for “The Plan”;

-	the implementation of France Telecom’s integrated operator strategy, structured around three poles of usage (“Personal services”, “Home services” and “Enterprise services”) and sustained by a voluntary policy of partnerships and Research & Development that translates into the launch of successful offerings.

■	Acceleration of operational performance

The improvement of operational performance in 2004 reflects the effectiveness of the TOP program (see section 4.1.2 “The ‘Ambition FT 2005’ Plan”) that translated into an increase of 1.2% on a historical basis in one year in the margin of operating income before depreciation and amortization1 to revenues, and 6.7% in two years on a historical basis, to 38.7%:

-	operating income before depreciation and amortization reached €18.3 billion in 2004, an increase of 5.5% on a historical basis;

-	operating income before depreciation and amortization less investments in tangible and intangible assets excluding licenses[2] increased by 7.5% on a historical basis to €13.1 billion for 2004;

-	operating income reached €10.8 billion in 2004, an increase of 13.3% on a historical basis.

■	Reinforcement of financial strength

Net income reached €2.8 billion at December 31, 2004 (compared to €3.2 billion at December 31, 2003). It includes notably an income tax charge on the companies of €2 billion in 2004, compared to a tax gain of €2.6 billion in 2003.

France Telecom continued its initiatives to reduce its level of indebtedness, and the net financial debt of the Group decreased by €24.1 billion over the last two years. At December 31, 2004, net financial debt was €43.9 billion, compared to €44.2 billion at December 31, 2003 and €68.0 billion at December 31, 2002.

The ratio of net financial debt to operating income before depreciation and amortization was 2.41 at December 31, 2004, compared to 2.55 at December 31, 2003 and 4.56 at December 31, 2002. Furthermore, the ratio of net financial debt3 to shareholders’ equity has also declined, reaching 2.80 at December 31, 2004 compared to 3.67 at December 31, 2003.

Business segments

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has identified, starting from the first six months of 2003, the following six business segments:

-	the “Orange” segment, which includes mobile telephone services worldwide, in France and in the United Kingdom, as contributed to Orange S.A. in 2000, including Orange plc from its date of acquisition by France Telecom at the end of August 2000;

-	the “Wanadoo” segment, which includes Internet access services, portals, e-Merchant sites and directories, organized under Wanadoo S.A. since 2000;

-	the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, which includes the fixed line services of France Telecom, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, commercial agencies, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchasing) and the information system division;

[1]	See section 5.1.1.1 “Principal operating results” and section 5.9.2 “Financial glossary”.
[2]	See section 5.1.1.1 “Principal operating results” and section 5.9.1 “Use of Non-GAAP financial measures”.
[3]	See section 5.1.1.2 “Principal net income and financial debt figures” and section 5.9.2 “Financial glossary”.

-	the “Equant” segment, which includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses;

-	the “TP Group” segment, which includes since April 2002, TP S.A., the historic Polish operator and its subsidiaries, the main one being PTK Centertel for wireless activities;

-	the “Other International” segment, which includes other subsidiaries in the rest of the world, whose main activities include fixed line telephony outside France and certain mobile activities of the France Telecom Group that were not contributed to its subsidiary, Orange S.A.

As a result of the dynamism of activities such as wireless communications and the broadband, in addition to the improvement of performance and the streamlining of costs (essentially through the TOP Program applied since 2003), France Telecom improved its operating profitability during the period from 2002 to 2004. This is measured by the ratio of operating income before depreciation and amortization over total revenues and it has evolved, as indicated in the table below, both at the Group level, and at the level of each segment.

	Year ended December 31,
	2004	2003	2002
Operating income before depreciation and amortization / Revenues		historical	historical
France Telecom (consolidated group)	38.7%	37.5%	32.0%
Orange segment(1)	38.2%	36.7%	30.1%
Wanadoo segment(1)	11.5%	13.3%	4.4%
Fixed Line, Distribution, Networks, Large Customers and Operators(1)	36.7%	34.9%	31.2%
Equant segment(1)	4.5%	9.9%	6.3%
TP Group segment(1)	44.9%	44.7%	41.8%
Other International segment(1)	33.3%	37.5%	32.3%
(1)	Segment data is presented before inter-segment eliminations.

France Telecom’s segments evolve to reflect changes in its activities and organization.

Organization of this Operating and Financial Review and Prospects

The subsequent sections of this Section 5.1, “Overview”, present (i) the principal operating results and the principal net income and debt figures for the Group for the period presented, (ii) a discussion of the results of the Ambition FT 2005 plan, and (iii) a discussion of anticipated trends.

The following sections of this Item 5, Operating and Financial Review and Prospects, present (i) a comparison of the 2004 and 2003 periods at the Group and segment levels, (ii) a comparison of the 2003 and 2002 periods at the Group and segment levels, (iii) an analysis of the Group’s financial debt, capital resources and liquidity, (iv) a presentation of the Group’s contractual obligations and off-balance sheet arrangements, (v) critical accounting policies and estimates under French GAAP, (vi) certain complementary information, including events subsequent to period-end and information regarding implementation of International Financial Reporting Standards, (vii) information relating to U.S. Generally Accepted Accounting Principles, (viii) non-GAAP financial measures and (ix) a glossary of terms.

This section contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 27E of the U.S. Securities Exchange Act of 1934). Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success and market acceptance of operating and financial initiatives as well as business and strategic initiatives based on the integrated operator business model, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors. See “Item 3. Key Information – 3.3 Risk Factors” and the “Cautionary Statement Regarding Forward-Looking Statements”.

The information presented below relating to each of the segments is, unless otherwise stated, provided before deduction of intra-group transactions. In addition, changes shown below are calculated on the basis of information in thousands, despite being shown rounded in millions.

5.1.1 ACTIVITY AND OPERATING PROFITABILITY OF THE GROUP

5.1.1.1 PRINCIPAL OPERATING RESULTS

The following table sets forth France Telecom’s revenues, operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom’s early retirement plan (“operating income before depreciation and amortization”), operating income and the measure of operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding UMTS/GSM licenses) for the years ended December 31, 2004, 2003 and 2002.

For further information regarding France Telecom’s use of the measures, “operating income before depreciation and amortization less CAPEX” and “CAPEX”, see section 5.9.1 “Use of Non-GAAP financial measures”.

Revenues, operating income, the measure of operating income before depreciation and amortization less CAPEX and changes in working capital requirements (trade) are management indicators which France Telecom uses to evaluate the operating performance of the Group and its divisions and on which it bases the performance reviews of Group executives and division managers. The measure of operating income before depreciation and amortization less CAPEX is calculated to permit better evaluation of the efforts of operating divisions on the basis of investments in tangible and intangible assets excluding non-recurring investments (UMTS/GSM licenses) and investments financed through capital leases (“investments in tangible and intangible assets excluding UMTS/GSM licenses” or “CAPEX”).

The following table sets forth the principal operating statistics for France Telecom for the years ended December 31, 2004 and 2003 (see Note 4 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,				Variations
	2004	2003	2003	2002	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	historical	on a comparable basis (unaudited)	historical

Revenues	47,157	45,278	46,121	46,630	4.1%	2.2%
Operating income before depreciation and amortization(1)	18,261	16,998	17,303	14,917	7.4%	5.5%
Operating income before depreciation and amortization/Revenues	38.7%	37.5%	37.5%	32.0%

Operating income	10,824	9,632	9,554	6,808	12.4%	13.3%
Operating income/Revenues	23.0%	21.3%	20.7%	14.6%

CAPEX(1)	5,127	4,972	5,086	7,441	3.1%	0.8%
CAPEX/Revenues	10.9%	11.0%	11.0%	16.0%
UMTS/GSM licenses	8	0	0	134

Operating income before depreciation and amortization less CAPEX(1)	13,134	12,026	12,217	7,475	9.2%	7.5%

Average number of employees (full-time equivalent)	204,826	218,602	221,657	240,145	(6.3)%	(7.6)%
(1)	See section 5.9.2 “Financial glossary”.

■	Information on a historical basis

On a historical basis, France Telecom’s consolidated revenues reached €47.2 billion in 2004, an increase of 2.2% compared to 2003. The change in revenues on a historical basis reflects the growth of the Group’s activities in 2004, particularly in wireless and Internet activities. The decline in revenues for fixed line telephony in France was largely contained in 2004, with the decrease limited to 0.4%. Conversely, the changes in the scope of consolidation affecting the Group’s revenues between 2003 and 2004 amounted to a decrease of €418 million following the sales of CTE Salvador on October 22, 2003, Orange Denmark on October 11, 2004, Menatel on September 25, 2004 and Casema on January 28, 2003. There were no significant additions to the scope of consolidation of France Telecom between 2003 and 2004. In addition, the negative effect of exchange rates on income amounted to €368 million, relating mainly to the US dollar, the zloty and the Egyptian pound, between the two periods.

Operating income before depreciation and amortization grew by 5.5% in one year reaching €18.3 billion in 2004. This growth was mainly the result of the strong increase in operating income before depreciation and amortization of wireless and domestic fixed line services in France. These beneficial effects were partially offset by the decrease of operating income before depreciation and amortization of other segments which were significantly affected by (i) withdrawals from the scope of consolidation, particularly in relation to international activities (mainly CTE Salvador), (ii) the reduced sales volume of Equant, which operates in a highly competitive market for global communication services for businesses and (iii) unfavorable exchange rate fluctuations for TP Group and Equant. The margin of operating income before depreciation and amortization increased 1.2 points from 37.5% in 2003 to 38.7% in 2004.

Operating income grew by 13.3%, reaching €10.8 billion, over the same period, amplifying the increase in operating income before depreciation and amortization, principally due to:

-	the decrease in depreciation and amortization of fixed line activities in France, as a result of the significant decrease in tangible and intangible assets excluding UMTS and GSM licenses prior to 2004;

-	the absence of amortization of the actuarial adjustments to the early retirement plan in 2004, pursuant to the application of Recommendation R-03-01 of April 1, 2003 of the, French National Accounting Council relating to accounting and evaluation methods for retirement packages and other personnel benefits. The Recommendation led to the qualification of early retirement plans for employees as compensation for departure plans, and the actuarial adjustments ( with respect to the early retirement plan) still to be amortized being deducted from shareholders’ equity (see Note 2 of the Notes to the Consolidated Financial Statements);

-	the positive impact of exchange rate fluctuations on depreciation and amortization, particularly in relation to Equant and TP Group; and

-	the positive impact of the sale of CTE Salvador, Orange Denmark, FIT Production and Wanadoo Editions on depreciation and amortization.

These factors fully offset the beginning of the depreciation of the UMTS licenses of Orange UK since March 1, 2004 (amounting to €272 million in 2004), and Orange France since April 1, 2004 (amounting to €27 million in 2004). Consequently, the margin of operating income over revenues increased by 2.3 points from 20.7% in 2003 to 23.0% in 2004.

The measure of operating income before depreciation and amortization less CAPEX increased by 7.5%, reaching €13.1 million as a result of growth in operating income before depreciation and amortization and the increase in investments in tangible and intangible assets excluding licenses being limited to 0.8% between 2003 and 2004.

■	Figures on a comparable basis

In order to allow investors to follow year-on-year changes in the Group’s activities, and to comply with the guidance issued by the Autorité des Marchés Financiers (AMF, the French regulator), figures on a comparable basis have been presented. To this end, the results of the most recent financial year are retained but the results of the preceding year are adjusted in order to present, for comparable periods, financial data with a comparable scope of consolidation and comparable exchange rates.

France Telecom provides details relating to the impact of changes in the scope of consolidation and the exchange rate on its key operational indicators, which allows the effects of the underlying activity itself to be identified.

The method used consists of applying the scope of consolidation of 2004 as well as the average exchange rate used for the income statement for 2004 to the 2003 figures.

The changes in the scope of consolidation were due almost entirely to withdrawals, including in particular the following:

-	sale of Casema on January 28, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of Menatel on September 25, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of Wanadoo Editions on September 30, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of the indirect holding in CTE Salvador on October 22, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of FIT Production on April 24, 2004, with effect from April 1, 2003 on a comparable basis; and

-	sale of Orange Denmark on October 11, 2004, with effect from October 1, 2003 on a comparable basis.

The following table sets forth the transition of figures on a historical basis to figures on a comparable basis for the 2003 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	46,121	17,303	9,554	5,086	12,217	221,657

CTE Salvador	(267)	(138)	(78)	(14)	(124)	(2,148)
Orange Denmark	(60)	(17)	0	(14)	(3)	(178)
Menatel	(39)	(9)	(4)	(2)	(7)	(297)
Casema	(20)	(7)	1	(2)	(5)	(127)
FIT Production	(17)	(16)	(1)	(9)	(7)	(8)
Wanadoo Editions	(4)	16	28	(9)	25	(65)
Other	(11)	4	6	(3)	7	(232)
Total changes in the scope of consolidation	(418)	(167)	(48)	(53)	(114)	(3,055)

Amortization of actuarial adjustments of the early retirement plan(2)	0	0	211	0	0	–
Rights to reductions(3)	(57)	(57)	(57)	0	(57)	–
Other(4)	0	0	(39)	0	0	–
Total other variations	(57)	(57)	115	0	(57)	–

Exchange rate fluctuations(5)	(368)	(81)	11	(61)	(20)	–

2003 figures on a comparable basis	45,278	16,998	9,632	4,972	12,026	218,602
(1)	Contributive figures.

(2)	Impact of €211 million from the amortization of actuarial adjustments of the early retirement plan (see section 5.2.1.4.2 “Amortization of actuarial adjustments in the early retirement plan”).

(3)	The €57 million expense relating to customer French loyalty programs, subject to entering into a new duration contract period granted by Orange, pursuant to the decision of October 13, 2004 of the Urgent Issues Taskforce relating to the accounting methods for price deduction and inkind benefits (products or services) granted by companies to their customers (see Note 2 of the Notes to the Consolidated Financial Statements). The impact on operating income for 2004 was a cost of €73 million.

(4)	Of which a negative impact on operating income, in the amount of €42 million from the consolidation of vehicles used in the context of receivables securitization programs (see Note 2 of the Notes to the Consolidated Financial Statements).

(5)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

The impact of exchange rate fluctuations on the calculation of figures on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

US Dollar	USD	(263)	(15)	45	(34)	19
Zloty	PLN	(119)	(53)	(25)	(25)	(28)
Pound (Sterling)	GBP	121	34	17	15	19
Pound (Egyptian)	EGP	(54)	(29)	(18)	(9)	(20)
Other currencies		(53)	(18)	(8)	(8)	(10)

Exchange rate fluctuations		(368)	(81)	11	(61)	(20)

On a comparable basis, revenues increased by 4.1% in 2004, due mainly to significant increases in wireless activities (notably internationally) and Internet activities and, to a lesser extent, the increase recorded for international activities and TP Group. The increase in revenues largely offsets the decrease in revenues from fixed line services in France, which only fell by 0.3% in 2004, compared with 2.4% in 2003 on a comparable basis.

Operating income before depreciation and amortization increased by 7.4% and operating income increased 12.4%, highlighting the Group’s improved operating profitability in 2004. This growth resulted mainly from increases in wireless activities, above all internationally, as well as the improvement of profitability for fixed line services in France.

Thus, by focusing on growth sectors and by improving its operating profitability, the Group increased its operating income before depreciation and amortization margin by over one point to 38.7% in 2004. The margin of operating income to revenues increased by 1.7 points from 21.3% in 2003 to 23.0% in 2004.

The increase in operating income before depreciation and amortization fully offsets the increase of investments in tangible and intangible assets (which increased by 3.1%), and the measure of operating income before depreciation and amortization less CAPEX rose by 9.2% during the period.

5.1.1.2 PRINCIPAL NET INCOME AND FINANCIAL DEBT FIGURES

■	Evolution of net income

The following table sets forth the principal figures relating to net income for the France Telecom Group for the years ended December 31, 2004, 2003 and 2002 and the discussion that follows presents a summary of the changes in related line items from the income statement as well as the change in net financial debt.

(Euro millions)	Year ended December 31,
	2004	2003	2002
		historical	historical
Operating income	10,824	9,554	6,808
Operating Income of Integrated Companies	7,459	5,365	2,687
Net Income from Integrated Companies	5,305	6,710	(12,809)
Net Income of Consolidated Group	3,002	3,728	(20,906)
Net Income	2,784	3,206	(20,736)

Interest expense, net (not including interest expense for the perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or TDIRAs)) was €3,089 million in 2004, compared to €3,688 million a year earlier, an improvement of €599 million. This improvement was mainly due to the decrease of average net financial debt during 2004, which reduced interest expense by approximately €350 million. In addition, interest expense for the perpetual bonds redeemable for shares (TDIRAs) issued in connection with the MobilCom settlement was €308 million in 2004, compared with €277 million in 2003. This increase was due to the fact that in 2004, interest expense for the perpetual bonds redeemable for shares (TDIRAs) included in interest accrued during 2004 and the interest capitalized in 2003.

A net foreign exchange gain of €180 million was recorded in 2004, compared with a loss of €25 million in 2003, which resulted from the increase in value of the zloty compared to the Euro (€126 million gain for TP Group), as well as from Orange Dominicana (€55 million gain) following the implementation during the second half of 2004 of the accounting guidelines for hyperinflation (see Note 2 of the Notes to the Consolidated Financial Statements).

Following the expense recorded for actuarial adjustments in France Telecom’s early retirement plan which was €148 million in 2004, compared with €199 million for 2003, operating income of integrated companies amounted to €7,459 million in 2004, compared to €5,365 million in 2003.

Other non-operating income amounted to €113 million in 2004, compared with an expense of €1,119 million for 2003. In 2004, this item included disposal gains and losses amounting to €644 million (mainly from STMicroelectronics, which contributed €241 million, and PagesJaunes following the listing of 36.93% of its share capital in July 2004 for €201 million net of expenses), in addition to a gain from results of €51 million and dividends of €25 million. During the second half of 2004, Equant’s short- and medium-term perspectives continued to decline compared to the first half, so a write-down of Equant’s tangible and intangible assets, on a pro rata basis in relation to net book value, was recorded in the amount of €483 million (€261 million for the group share). Other items included provisions for expenses and restructuring totaling €181 million, the payment of €51 million for the put option of TP SA shares from Kulczyk Holdings, expenses related to the exercise of Wanadoo purchasing coupons by France Telecom SA (which amounted to €44 million) a provision of €36 million for the depreciation of assets in the Ivory Coast, a sum excluding other provisions and writebacks, net of €295 million (see section 5.2.3.3 “Other non-operating income/(expense)”), and bond buyback losses with respect to Orange SA and its subsidiaries amounting to €28 million.

In 2003, other non-operating expenses amounted to €1,119 million. This item included disposal gains of €333 million, mainly related to sales of holdings of Telecom Argentina, CTE Salvador, Inmarsat, Sprint PCS, as well as real estate. Non-operating expenses mainly consisted of provisions and restructuring costs recorded by Orange and Equant, an adjustment of the provision for the Kulczyk put option, the depreciation of Noos, a cash payment for the perpetual bonds redeemable for shares, losses on the repurchases of France Telecom S.A. and Orange bonds, and expenses in connection with sales of receivables.

In 2004, the income tax liability amounted to €1,998 million, compared to a tax credit of €2,591 million a year earlier. In 2004, the France Telecom S.A. consolidated tax group was composed of the following entities: (i) Orange and its domestic subsidiaries, which were part of the Orange S.A. consolidated tax group before the public exchange offer (offre publique d’exchange) and (ii) subsidiaries belonging to the former Wanadoo S.A. consolidated tax group (excluding PagesJaunes and its domestic subsidiaries), with the merger of France Telecom S.A. and Wanadoo S.A. retroactive as of January 1, 2004. In 2004, the deferred income tax charge for the France Telecom consolidated tax group was composed of (i) the use of the Orange France tax loss carry forwards amounting to €1,056 million, (ii) the use of the tax loss carry forwards remaining from the former France Telecom consolidated tax group, amounting to €252 million, (iii) the loss of the Wanadoo S.A. and Wanadoo France tax loss carry forwards of €309 million, (iv) the release of provisions for impairment and discounting amounting to €1,038 million, and changes during the period of €281 million and (v) the impact of the change in the deferred tax rate on the tax loss carry forwards of Orange France and the former France Telecom consolidated tax group amounting to €230 million.

Employee profit-sharing amounted to an expense of €269 million in 2004, compared to an expense of €127 million in 2003.

Net income from integrated companies was €5,305 million in 2004, compared to €6,710 million for 2003.

For 2004, equity in net income from affiliates was not significant, amounting to a gain of €4 million, compared with a loss of €168 million for the previous year.

Goodwill amortization charges (excluding exceptional amortization) amounted to an expense of €1,788 million in 2004, as compared to an expense of €1,677 million in 2003. This increase was mainly due to goodwill amortization charges related to the repurchase of minority interests in Orange and Wanadoo in 2003 and 2004.

During the first half of 2004, a total impairment by way of an exceptional amortization of Equant’s goodwill was recorded, amounting to a total expense of €519 million (€519 million for the group share). The decline of revenues, in addition to the uncertainties that develop in difficult market and competition circumstances such as those seen during the first half of 2004, resulted in a reassessment of the company’s prospects. In addition, during the second half of 2004, its short- and medium-term prospects continued to decline, as a result, a write-down of Equant’s tangible and intangible assets (on a pro rata basis in relation to the net book value) was recorded in the amount of €483 million (€261 million for the group share).

In 2003, provisions for exceptional amortization amounted to a total expense of €1,137 million and were recorded mainly for Wanadoo UK (formerly Freeserve) (€447 million), BITCO/Orange TA Company Ltd. (€287 million), QDQ Media (€245 million) and Mauritius Telecom (€143 million).

Net income of the consolidated group was €3,002 million in 2004, compared to €3,728 million for 2003.

As a result of minority interests amounting to €218 million in 2004, compared to €522 million in 2003, the Group’s consolidated net income was €2,784 million in 2004, compared with €3,206 in 2003.

■	Evolution of financial debt

France Telecom’s net financial debt (gross borrowings net of cash and cash equivalents and marketable securities – see Note 16 of the Notes to the Consolidated Financial Statements and section 5.4.1 “Evolution of Net Financial Debt”) was €43,938 million at December 31, 2004, compared to €44,167 million a year earlier. The slight decrease of €0.2 billion compared to December 31, 2003 mainly reflects the positive impacts of:

-	the net cash generated by operating activities, less net cash used in investing activities excluding asset disposals[1] (“free cash flow”) generated during 2004, amounting to €2.9 billion (see section 5.4.3 “Liquidity and cash flows” and section 5.9.1 “Use of Non-GAAP financial measures”). This was specifically offset in 2004 by (i) the acquisition, as part of the implementation of the integrated operator strategy, of all the minority interests of Wanadoo S.A. and the outstanding minority interests of Orange SA, a total of €2.8 billion (see section 5.2.1.6.3. “Financial Investments”) and (ii) the settlement of the Equant contingent value rights certificates (CVRs) for €2 billion (see Note 22 of the Notes to the Consolidated Financial Statements);

-	the proceeds of sales of asset disposals amounting to €2.7 billion, including in particular PagesJaunes, for €1.4 billion.

[1]	Free cash flow excluding asset disposals takes into account the investment of cash in short-term marketable securities (SICAV de trésorerie). See section 5.4.3 “Liquidity and cash flows” and section 5.9.1 “Use of Non-GAAP financial measures”.

These favorable factors for the reduction of the level of indebtedness were partially offset in 2004 by:

-	the impact of the consolidation of Tele Invest and Tele Invest II, amounting to €2.3 billion, and the vehicles used in the context of receivables securitization programs amounting to €1.5 billion as a result of a modification of accounting practices (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements);

-	the distribution of €0.7 billion to France Telecom S.A. shareholders in 2003;

-	the interest expense for the perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions) of €0.3 billion and the negative impact of exchange rate fluctuations on debt amounting to €0.1 billion;

-	other miscellaneous expenses amounting to €0.5 billion.

The ratio of net financial debt to shareholders’ equity amounted to 2.80 at December 31, 2004, compared with 3.67 at December 31, 2003.

For information regarding risks related to France Telecom’s level of indebtedness, see section 3.3.1 “Risk Factors Relating to France Telecom’s Business”.

Net cash provided by operating activities was €12,818 million in 2004, compared to €11,322 million in 2003. Net cash used in investing activities was €5,564 million in 2004 compared to €3,737 million in 2003. Net cash used in financing activities was €7,423 million in 2004 compared to €6,868 million in 2003.

5.1.2 THE “AMBITION FT 2005” PLAN

5.1.2.1 PRINCIPLES

On December 4, 2002, France Telecom launched the “Ambition FT 2005” Plan, the second stage of which relates to the strengthening of the Group’s financial structure with the “15+15+15” plan:

-	more than €15 billion in net cash provided by operating activities less net cash used in investing activities to be generated by the “TOP” program (Total Operational Performance) and will be allocated to debt reduction. The results of this program are described in further detail below;

-	€15 billion in additional shareholders’ equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, i.e., approximately €9 billion. A share capital increase of €14.9 billion was completed during the first six months of 2003;

-	€15 billion in refinancing of the France Telecom Group’s debt. Between December 2002 and February 2003, France Telecom refinanced over €14 billion of its debt (issuances of bonds in December 2002 amounting to €2.8 billion and again in January and February 2003 amounting to €6.4 billion, in addition to the implementation in February 2003 of a new line of credit amounting to €5 billion).

These three initiatives were implemented in parallel, with the objective of achieving, by 2005, a ratio of net financial debt to operating income before depreciation and amortization of less than 2 giving the Group greater strategic and financial flexibility by the end of 2005. At December 31, 2004, this ratio was 2.41, compared to 2.55 at December 31, 2003 and 4.56 at December 31, 2002.

5.1.2.2 RESULTS OF THE “TOP” OPERATIONAL IMPROVEMENTS PROGRAM

The following table shows the changes in operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan (“operating expenses before depreciation and amortization” or “OPEX”; see section 5.9.2 “Financial glossary”) and investments in tangible and intangible assets (excluding GSM and UMTS licenses) (“CAPEX”) between 2003 and 2004, in the context of the implementation of the TOP Program.

Operating expenses before depreciation and amortization (operating expenses excluding labor costs and labor costs) by type of expense is an alternative presentation to operating expenses presented by destination (cost of services and products sold, selling, general and administrative expenses, and research and development expenses) – see Note 5 of the Notes to the Consolidated Financial Statements.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis(1) (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	47,157	45,278	46,121	1,879	1,036
OPEX (excluding commercial expenses)(2)	(22,811)	(22,825)	(23,304)	14	493
Commercial expenses (2)	(6,085)	(5,455)	(5,514)	(630)	(571)
Total OPEX(3)	(28,896)	(28,280)	(28,818)	(616)	(78)

Operating income before depreciation and amortization	18,261	16,998	17,303	1,263	958
Operating income before depreciation and amortization/Revenues	38.7%	37.5%	37.5%

CAPEX	5,127	4,972	5,086	155	41

Operating income before depreciation and amortization less CAPEX	13,134	12,026	12,217	1,108	917

Change in working capital requirements (decrease)	(736)		(1,278)
(1)	The calculation, using figures on a historical basis, of figures on a comparable basis is set forth above and below.

(2)	Commercial expenses are external charges related to purchases of handsets, to distribution commissions and to advertising expenses (see section 5.9.2 “Financial glossary” and Note 5 of the Notes to the Consolidated Financial Statements).

(3)	OPEX is equal to the sum of costs of goods and services sold, selling, general and administrative expenses and research and development expenses, as presented by destination on the income statement. These expenses are also followed on the basis of type of expense, as detailed below (see section 5.9.2 “Financial glossary” and Note 5 of the Notes to the Consolidated Financial Statements).

The TOP program is intended to improve the Group’s operating performance. The goal is to maximize the Group’s performance in each of its activities (in relation to competing operators) by 2005 and produce, between 2003 and 2005, over €15 billion of free cash flow to be used for debt reduction.

Since the beginning of 2003, the Group has taken steps to achieve this goal by creating several programs, each implemented at the appropriate level according to the Group’s structure. In addition, group-wide projects involving multiple functions within the Group were established. Such programs relate to purchasing, network investments, general expenses, working capital requirements, information technology, research and development, communication expenses, logistics and real estate.

In order to accelerate the pace of progress, France Telecom launched during the second half of 2003 a growth initiative program called “TOP Line”, which consists of approximately 50 growth projects managed by the operating divisions and 13 group-wide programs aimed at developing and rolling out new services.

During the first half of 2004, in order to bolster the understanding of changing customer needs and accelerate the work done on the synergies of the various segments of the Group’s activities, the TOP program projects were reorganized into four group-wide projects centered on four themes: marketing and branding, the interaction of activity and customers, networks and information systems, and shared group functions.

The implementation of the TOP program produced in 2004, as in 2003, significant free cash flow. Free cash flow excluding asset disposals1 generated in 2004 amounted to €2.9 billion. Despite being reduced in 2004 by the acquisition of minority interests in

[1]	Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals. Investment of cash in short-term marketable securities (SICAV de trésorerie), is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. See section 5.4.3 “Liquidity and cash flows”.

Wanadoo and Orange and the repayment of Equant’s CVRs for a total amount of €4.7 billion, free cash flow excluding asset disposals reflects the pursuit of improvement in operating profitability, better control over investment expenses relating to tangible and intangible assets excluding licenses, due to the TOP program, in addition to a reduction in interest expense (see section 5.4.3 “Liquidity and cash flows”). As a result of surpassing the projected results since 2003, France Telecom has been able to establish new margins for maneuvering, enabling it to emphasize its innovation effort and launch the plan to accelerate growth with the “TOP Line” program.

■	Changes in operating expenses before depreciation and amortization

As compared with the 2.2% increase of revenues on a historical basis, operating expenses before depreciation and amortization remained relatively stable in 2004 with a limited increase of 0.3%.

During the launch phase of the TOP program, priority was granted to those projects which would provide the quickest results (reduction in general expenses including reduced recourse to external consultants and part-time workers, a new secondment policy, and a reduction of communication expenses). The projects then began a roll-out phase, which required the renewal of procedures, the systematic search and pooling of resources in addition to the implementation of synergies to concretely improve the Group’s operating profitability. Due to the effects of the “TOP” and “TOP Line” programs, operating expenses before depreciation and amortization have improved in 2004 (an increase of 2.2% on a comparable basis) compared with the growth of revenues (an increase of 4.1% on a comparable basis), thus enabling the Group to develop further maneuverability and better compete in growth sectors. As a percentage of revenues, the share of operating expenses before depreciation and amortization decreased by 1.2 points from 2003 to 2004 on both a comparable basis and a historical basis. Through improved control over operating expenses before depreciation and amortization as well as the renewed growth of revenues, the percentage of operating expenses before deprecation and amortization compared to revenues improved, on a historical basis, from 68% in 2002, to 62.5% in 2003 and 61.3% in 2004.

As an absolute value, the increase in operating expenses before depreciation and amortization recorded in 2004 is related to the increase in commercial expenses2 which reflects the Group’s efforts, in a heightened competitive environment, to retain its existing customer bases, to acquire new customers and to invest in growth (see section 5.2.1.2.1 “Operating expenses before depreciation and amortization excluding labor costs”).

The transformation in procedures and the effects of the TOP program therefore benefit operating expenses before depreciation and amortization through improvement in the selection of expenses and pooling of resources at Group levels. Beyond the TOP program, which continued to be developed within the context of the first phase of the “15+15+15” Plan, France Telecom has solidified its goal of re-launching growth with the “TOP Line” program.

See also section 5.2.1.2.1 “Operating expenses before depreciation and amortization excluding labor costs”.

■	Changes in investments in tangible and intangible assets excluding licenses

On a historical basis, investments in tangible and intangible assets excluding licenses increased by 0.8% in 2004, amounting to €5.1 billion.

On a comparable basis, the increase in investments in tangible and intangible assets excluding licenses was of 3.1% between 2003 and 2004. In line with the TOP Program, and in order to accelerate productivity and consistent with greater selectivity of investments, expenses for investments in tangible and intangible assets, excluding licenses, increased in areas with strong growth potential. This was particularly the case for investments relating to third-generation wireless networks (UMTS). On a comparable basis, investments relating to third-generation equipment and infrastructures increased by 8.6% in 2004 compared with 2003. Overall, second and third-generation wireless equipment and infrastructures amounted to an investment of €2.0 billion in 2004, an 8.5% increase from 2003.

The increase of tangible and intangible investments, excluding licenses, was nevertheless contained in 2004, which is explained in part by the effects of negotiations conducted within the framework of the “TOP Sourcing” project, which enabled purchases to be made at lower prices, and with greater selectivity of investments in tangible and intangible assets. Another key factor is the very significant impact of the major reductions of purchase prices for UMTS and ADSL equipment, within the context of a very rapid deployment of the UMTS network coverage in the United Kingdom and in France, compounded by the extremely rapid acceleration of ADSL coverage in France, due primarily to the “Innovative Departments” program encouraged by the Group and the roll-out of the “Very high speed Internet transmission for businesses” plan in the economic zoning areas (zones d’activité économiques). In the field of ADSL, the improvement in the penetration rate enables the Group to benefit from more widespread use of broadband equipment.

[2]	Commercial expenses: external expenditures relating to purchases of handsets, to distribution commissions and to advertising expenses. See Note 5 of the Notes to the Consolidated Financial Statements and section 5.9.2 “Financial glossary”.

Due to the optimization of investments and to the positive impact of its purchase strategy, which is particularly sensitive to new technologies, France Telecom also accelerated the roll-out of its broadband networks (fixed and wireless) without increasing the level of its total expenses. This accounts for an increase of 88% in the number of ADSL lines in 2004, the launch by Orange of its third-generation services (UMTS) for the general public in France and the United Kingdom and the acceleration of the roll-out of UMTS and EDGE services in France and on other European wireless networks.

Investments in tangible and intangible assets excluding licenses accounted for 10.9% of revenues of the Group in 2004, in line with the stated objective of France Telecom for 2004. In 2003, the percentage was 11.0%.

See also section 5.2.1.6.1 “Investments in tangible and intangible assets, excluding GSM and UMTS licenses.”

■	Operating income before depreciation and amortization less CAPEX

On a historical basis, the measure of operating income before depreciation and amortization less CAPEX increased by €917 million between 2003 and 2004, reaching €13.1 billion in 2004.

On a comparable basis, the measure of operating income before depreciation and amortization less CAPEX rose by 9.2%, an increase of over €1.1 billion between the two periods. Other than the increase in revenues, this improvement was due to the Group’s close management of its operating expenses and investments in tangible and intangible assets excluding licenses.

■	Change in working capital requirements

The statement of consolidated cash flows showed the positive impact of a change in working capital requirements (which were €650 million in 2004) following a positive impact of €1,242 million in 2003. Under the influence of the project to reduce working capital requirements that was launched pursuant to the “TOP” plan, the positive change in working capital requirements amounted to €736 million in 2004, mainly because of the reduction of outstanding customer accounts of €561 million. The improvement of working capital requirements in 2004 comes in addition to the improvement already achieved in 2003 and amounts to a decrease of more than €2 billion over the past two years.

For information regarding risks related to the TOP Program, see section 3.3.1 “Risk Factors Relating to France Telecom’s Business”.

5.1.3 OUTLOOK

■	Objectives of the Group

Having rapidly achieved reductions in operating expenses and optimization of investments, France Telecom developed the second phase of the TOP program with a view to generating structural gains in performance through the transformation of fundamental procedures and strengthening of Group synergies. France Telecom’s objectives through 2005 are supported by the joint pursuit of the “TOP” operational improvements program and the “TOP Line” growth acceleration program.

Thus, France Telecom confirms its objectives for 2005 (on the basis of French GAAP):

-	revenue growth between 3% and 5% on a comparable basis;

-	operating income before depreciation and amortization in excess of €19 billion;

-	a ratio of investments in tangible and intangible assets, excluding licenses, to revenues reaching to the top of the range between 10% to 12% in 2005.

To implement its profitable growth strategy in the changing environment of the telecommunications industry, France Telecom will principally rely on its ongoing transformation to achieve operational excellence. This is the purpose of the “TOP” program, which is not simply a program for the reduction of expenses, but rather a program seeking to improve the operational performance of France Telecom (more efficient work processes, functional excellence and customer service excellence), in addition to being a program for the in-depth transformation of France Telecom in order to implement the integrated operator strategy. Accordingly, France Telecom intends to rely on its portfolio of key assets, innovative potential and on strategic partnerships to succeed in implementing its integrated operator strategy and to accelerate its growth. During 2005, the Group’s priorities remain:

-	the reduction of net financial debt, such that the ratio of net financial debt to operating income before depreciation and amortization be less than 2 in 2005, on the basis of French GAAP;

-	continued operational improvement;

-	renewed investments in profitable growth.

Furthermore, research and development expenses for the Group (research and development costs excluding depreciation and amortization, plus investments in tangible and intangible assets related to research and development) as a percentage of revenues of the Group are projected to reach 1.5% in 2005 (compared to 1.3% in 2004 and 1.1% in 2003).

With respect to wireless technology in France, pursuant to the commitments made by Orange for the renewal of its GSM license in March 2004, the goal is to achieve by 2007 market coverage of 100% of the 36,000 communities and major transport hubs. In addition, Orange will supplement its UMTS technology with EDGE technology, which should result in complementary broadband coverage by spring 2005 for 85% of the population.

With respect to ADSL, total investments should reach €700 million for the period 2003 to 2005. Moreover, in January 2004, pursuant to the “Broadband for all” project commenced in June 2003, France Telecom announced a new voluntary initiative (the “Innovative Departments” charter) to accelerate and broaden the roll-out of broadband services in France. The project obtained the support of the majority of French regions (départements) following the signing of 70 agreements during 2004. Having reached its objective of 90% broadband coverage by the end of 2004, France Telecom intends to increase the coverage to 96% by the end of 2005, and by the end of 2006 100% of telephone switching centers in France should have broadband capacities. Finally, before the end of the first half of 2005, ADSL 2+ will be rolled out over France Telecom’s entire domestic broadband network, increasing the transfer rate to 16 megabits per second or more in the best circumstances.

In addition, efforts to accelerate and extend the Very High Speed (“Trés Haut Débit”) service plan for businesses will amount to an additional €250 million in France Telecom’s investments between 2005 and 2007, resulting in almost €1 billion in supplemental investment for broadband and over €3 billion in combined investments made by France Telecom for its networks in France over the period 2005-2007.

France Telecom has established the following objectives for 2006-2007 on the basis of French GAAP:

-	Sustained revenue growth of between 3% and 5% on a comparable basis;

-	Growth in operating income before depreciation and amortization greater than the growth in revenues;

-	A ratio of CAPEX to revenues of approximately 12%; and

-	A ratio of net financial debt to operating income before depreciation and amortization of between 1.5 and 2.

■	Equant

■	Acquisition by France Telecom of all the assets and liabilities of Equant

France Telecom announced on February 10, 2005 that it had signed a definitive agreement with Equant for the acquisition by France Telecom of all of the assets and liabilities of Equant, its 54.1% subsidiary specialized in global communications services for businesses, for a total aggregate consideration of €578 million for the portion not already held by France Telecom. The agreement’s final terms have been approved at France Telecom’s Board of Directors meeting of February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for the Equant minority shareholders. At this meeting, the preliminary report from the college team comprised of one Dutch and one French legal expert was presented and confirmed, after carrying out the requisite due diligence, the conformity of the transaction with the corporate governance rules, applicable regulations (particularly securities regulations) and the corporate interests of France Telecom and Equant.

The acquisition would be followed by a distribution of the purchase proceeds to Equant’s shareholders.

The Transaction remains subject to certain conditions, including approval by Equant’s shareholders at an Extraordinary General Meeting. France Telecom has agreed to vote at this shareholders’ meeting in favor of the transaction, which will require a simple majority for approval. In view of these conditions, the transaction should be completed and distributions paid to shareholders no sooner than May 2005. The shares of Equant NV will subsequently be delisted from the Eurolist market of Euronext Paris and NYSE, and Equant NV will be liquidated.

The distribution to Equant’s shareholders will not be subject to withholding tax in the Netherlands.

France Telecom believes that this transaction, if completed, will provide it with the opportunity to accelerate the implementation of its integrated operator strategy in the business services market, and constitutes a long-term response to the structural challenges facing Equant as a stand-alone entity.

■	Equant’s objectives

Equant is facing a very challenging 2005.

In order to ensure its recovery and future success, Equant has defined its immediate priorities, strengthened its management team and implemented a new structure and strong company values to stimulate the commitment and ambition of its employees.

Three priorities have been determined: a drastic reduction in cash flow consumption, the development of profitable growth and the development of partnerships. These priorities are implemented by a strengthened management team including a new CEO (Chief Executive Officer), a new CFO (Chief Financial Officer), and a COO (Chief Operating Officer) dedicated to the operating performance of the company. Additional positions were also created: Global Sourcing, Cash Generation and Sales Efficiency.

Equant has implemented a two tier structure with two business divisions (Equant Network Services and Equant Solutions & Services) in addition to four sales channels (Americas, Europe, Middle-East and Africa, Asia Pacific and indirect channels), reporting directly to the CEO.

Strong corporate values have been established to stimulate the commitment of employees: team spirit and solidarity, transparency, speed of delivery, commitment to the achievement of established goals, and ambition.

These priorities are designed to bring real benefits to Equant’s customers: a financially stable supplier, strengthened customer service and innovative solutions.

■	PagesJaunes Group

■	Sale of 8% of the share capital of the PagesJaunes Group

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital of PagesJaunes Group (that it held directly) to institutional investors through an accelerated placement for a price of €440.5 million, as a result of which France Telecom’s holding of PageJaunes Group was reduced to 54%.

■	PagesJaunes Group’s objectives

The financial goals of PagesJaunes are:

-	growth of consolidated revenues of 5% to 7% during 2005;

-	growth of more than 10% of consolidated operating income before depreciation and amortization in 2005, excluding telephone information services in 2005;

-	achievement of the stated objective of reaching stable operating income before depreciation and amortization for QDQ Media by the end of 2006; and

-	confirmation of the goal to distribute all of the 2005 net income from operating activities of PagesJaunes.

The goal with respect to a distribution should not be interpreted as a commitment by PagesJaunes Group; any future dividends will depend on PagesJaunes Group’s results, its financial position and any other factor that the Board of Directors and PagesJaunes Group’s shareholders may deem appropriate.

See “Cautionary Statement Regarding Forward-Looking Statements”.

5.2. PRESENTATION OF 2004 AND 2003

The comparison of the 2004 and 2003 periods in this section is broken down into three main items : (i) a presentation of Group revenues through operating income, with a discussion of Group capital expenditures and financial investments, (ii) an analysis by segment of the principal operating income figures and investments in tangible and intangible assets and (iii) a presentation of Group operating income through net income.

5.2.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS OF THE GROUP

Following the launch of the “Ambition FT 2005” Plan on December 4, 2002 (see section 5.1.2 “The ‘Ambition FT 2005’ Plan”), France Telecom set targets related in particular to the TOP operational performance improvement program. The anticipated results of the program have led the Group to analyze operating expenses before depreciation and amortization on the basis of type of expense: (i) external charges, operating expenses before depreciation and amortization excluding labor costs, other expenses and (ii) labor costs (see section 5.9.2 “Financial glossary”).

The following table sets forth the restatement of revenues to operating income and details (by type of expense) France Telecom’s total operating expenses (see Note 5 of the Notes to the Consolidated Financial Statements) for the years ended December 31, 2004 and 2003.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	47,157	45,278	46,121	4.1%	2.2%

OPEX excluding labor costs	(20,022)	(19,181)	(19,579)	4.4%	2.3%
Labor costs	(8,874)	(9,099)	(9,239)	(2.5)%	(4.0)%
Total OPEX	(28,896)	(28,280)	(28,818)	2.2%	0.3%

Operating income before depreciation and amortization	18,261	16,998	17,303	7.4%	5.5%

Depreciation and amortization (excluding goodwill)	(7,437)	(7,366)	(7,538)	1.0%	(1.3)%
Amortization of actuarial adjustments in the early retirement plan	0	0	(211)	ns	ns
Total operating expenses	(36,333)	(35,646)	(36,567)	1.9%	(0.6)%

Operating income	10,824	9,632	9,554	12.4%	13.3%

Operating expenses/Revenues	77.0%	78.7%	79.3%

The following table sets forth the transition of operating expense figures on a historical basis to figures on a comparable basis for the 2003 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	OPEX less labor costs	Labor costs	Depreciation and amortization provisions	Amortization of actuarial adjustments in the early retirement plan

2003 figures on a historical basis	(19,579)	(9,239)	(7,538)	(211)

Changes in the scope of consolidation and other Exchange rate fluctuations(2)	200 198 (4)	51 89	79 93	211 0	(3)

2003 figures on a comparable basis	(19,181)	(9,099)	(7,366)	0
(1)	Contributive figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

(3)	See section 5.2.1.4.2 “Amortization of actuarial adjustments in the early retirement plan” and Note 2 of the Notes to the Consolidated Financial Statements.

(4)	Including a €42 million expense from the consolidation of vehicles used in the context of receivables securitization programs (see Note 2 of the Notes to the Consolidated Financial Statements).

5.2.1.1 REVENUES

France Telecom’s revenues for 2004 amounted to €47.2 billion, increasing 2.2% on a historical basis compared with the preceding year. The increase in revenues on a historical basis is affected by (i) the negative impact of exchange rate fluctuations of €368 million in 2004, of which €119 million related to the Polish zloty and €263 million to the US dollar. In addition, the negative impact of changes in the scope of consolidation and other items amounted to €418 million in 2004. This was mainly due to the impact of the sales of CTE Salvador on October 22, 2003, Orange Denmark on October 11, 2004, Menatel on September 25, 2003 and Casema on January 28, 2003.

On a comparable basis, revenues in 2004 increased by 4.1% compared with 2003. The increase of consolidated revenues was driven by the growth of Orange (increasing by 10.4%) and Wanadoo (increasing by 9.9%). The sustained growth of wireless and Internet activities largely offsets a contained decrease of revenues from fixed line services in France (a decrease of 0.3%). TP Group’s activities increased slightly (1.6%), and those of the other subsidiaries within the Other International segment increased by 6.0%, while global services provided by Equant declined by 1.2% on a comparable basis.

The total number of customers of France Telecom and its controlled companies amounted to 124.9 million at December 31, 2004, an increase of 6.7% on a historical basis and 7.4% on a comparable basis compared with a year earlier. The number of additional customers between December 31, 2004 and December 31, 2003 amounted to approximately 8 million on a historical basis (almost 2.6 million during the first half of 2004) and was due principally to wireless services, with almost 7.1 million additional active clients (2.1 million during the first half of 2004). The Internet recorded slight growth of almost 0.304 million active clients. Fixed line services recorded an increase of 0.436 million customers, mainly from subsidiaries in the “Other International” segment.

The following table sets forth, for the periods ended December 31, 2004 and 2003, the Group’s revenues by segment, before elimination of inter-segment transactions. The item “Eliminations and Other” includes the elimination of inter-segment transactions and other non-material factors necessary for the reconciliation with the consolidated financial statements of France Telecom. In addition, the changes set forth below are calculated on the basis of data in thousands of Euros, even though they are shown rounded to millions of Euros.

(Euro millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France	8,601	7,930	7,983	8.5%	7.7%
Orange UK	6,137	5,932	5,819	3.5%	5.5%
Orange Rest of World	5,096	4,122	4,315	23.6%	18.1%
Inter-segment eliminations	(167)	(175)	(176)	4.4%	5.1%

Orange Segment	19,667	17,809	17,941	10.4%	9.6%

Access, Portals and e-Commerce	1,879	1,687	1,708	11.3%	10.0%
Directories	984	917	918	7.3%	7.3%
Inter-segment eliminations	(9)	(7)	(9)	ns	ns

Wanadoo Segment	2,854	2,597	2,617	9.9%	9.1%

Subscription fees	4,079	4,105	4,106	(0.6)%	(0.7)%
Calling services	3,580	3,978	3,964	(10.0)%	(9.7)%
On-line services and Internet access	1,015	902	973	12.6%	4.3%
Other consumer services	2,192	2,299	2,260	(4.7)%	(3.0)%

Consumer services	10,866	11,284	11,304	(3.7)%	(3.9)%

Business fixed line telephony	3,011	3,327	3,327	(9.5)%	(9.5)%
Business networks	2,509	2,531	2,526	(0.9)%	(0.7)%
Other business services	874	848	842	3.1%	3.8%

Business services	6,394	6,706	6,695	(4.7)%	(4.5)%

Domestic interconnection	1,242	1,219	1,206	2.0%	3.0%
International operators services	658	570	574	15.4%	14.5%
Other services	2,039	1,576	1,586	29.4%	28.6%

Carrier services	3,940	3,365	3,367	17.1%	17.0%

Other revenues	481	394	395	21.9%	21.7%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	21,681	21,749	21,761	(0.3)%	(0.4)%

Equant Segment	2,346	2,374	2,612	(1.2)%	(10.2)%

Fixed line services	2,981	3,157	3,250	(5.6)%	(8.3)%
Wireless services	1,246	996	1,025	25.2%	21.6%
Other services	73	68	76	8.1%	(3.0)%
Inter-segment eliminations	(195)	(180)	(187)	(8.4)%	(4.2)%
TP Group Segment	4,106	4,041	4,164	1.6%	(1.4)%
Other International Segment	1,346	1,270	1,621	6.0%	(17.0)%
Eliminations and other	(4,843)	(4,562)	(4,595)	(6.2)%	(5.4)%
Group revenues	47,157	45,278	46,121	4.1%	2.2%

5.2.1.2 FROM REVENUES TO OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

5.2.1.2.1 Operating expenses before depreciation and amortization excluding labor costs

Operating expenses before depreciation and amortization excluding labor costs amounted to €20,022 million in 2004, compared to €19,579 million in 2003 on a historical basis and €19,181 on a comparable basis. The breakdown of such expenses by item is as follows:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

External charges(1)(2)	(18,617)	(17,589)	(18,012)	5.8%	3.4%

Commercial expenses(2)	(6,085)	(5,455)	(5,514)	11.6%	10.4%
Of which:
Purchases of merchandise	(3,349)	(3,014)	(3,054)	11.1%	9.7%
Distribution commissions	(1,659)	(1,391)	(1,396)	19.3%	18.9%
Advertising, communication and sponsorship	(1,077)	(1,049)	(1,063)	2.6%	1.3%
Other external charges(2)	(12,532)	(12,134)	(12,498)	3.3%	0.3%

Other expenses	(1,405)	(1,592)	(1,567)	(11.7)%	(10.4)%

OPEX excluding labor costs	(20,022)	(19,181)	(19,579)	4.4%	2.3%
(1)	Net of capitalized labor costs.

(2)	See section 5.9.2 “Financial glossary”.

On a historical basis, operating expenses before depreciation and amortization, excluding labor costs increased by 2.3% between 2003 and 2004.

On a comparable basis with 2003, operating expenses before depreciation and amortization, excluding labor costs increased by 4.4%. This increase was mainly due to the increase of commercial expenses (11.6% on a comparable basis), which reflects the Group’s efforts, in a highly competitive environment, to develop customer loyalty in the existing customer base, acquire new customers and invest in growth.

Other external expenses increased slightly on a comparable basis to 3.3%, while revenues grew 4.1%, reflecting efforts to control expenditure within the framework of the TOP plan (see section 5.1.2.2 “Results of the ‘TOP’ operational improvement program”).

5.2.1.2.2 Labor costs

Labor costs included in the determination of operating income before depreciation and amortization in 2004 are net of capitalized labor costs. Labor costs amounted to €8,874 million in 2004 compared to €9,239 million in 2003 on a historical basis, and €9,099 million on a comparable basis.

The following table presents, for the years ended December 31, 2004 and 2003, the calculation from personnel expenditure to labor costs:

(€ millions)	Year ended December 31,		Variations
	2004	2003	2004/2003
		historical	historical
Wages and salaries	(6,695)	(6,986)	(4.2)%
Social charges	(2,392)	(2,471)	(3.2)%

Total personnel expenditure	(9,087)	(9,457)	(3.9)%

Capitalized labor costs(1)	444	408	8.8%
Payroll taxes and other	(231)	(190)	21.6%

Total labor costs	(8,874)	(9,239)	(4.0)%
(1)	Capitalized labor costs correspond to labor costs included in the cost of assets produced by France Telecom.

Labor costs do not include statutory employee profit-sharing or charges relating to discounting or changes in actuarial assumptions relating to the early retirement plan.

The following table presents, for the years ended December 31, 2004 and 2003, the distribution of the Group’s labor costs among France Telecom S.A., its domestic subsidiaries and its international subsidiaries:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
Labor costs		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

France Telecom S.A.	(5,262)	(5,340)	(5,332)	(1.5)%	(1.3)%
Domestic subsidiaries	(1,038)	(1,135)	(1,147)	(8.5)%	(9.5)%
Total France	(6,300)	(6,475)	(6,479)	(2.7)%	(2.8)%

International subsidiaries	(2,574)	(2,625)	(2,760)	(1.9)%	(6.7)%
Group Total	(8,874)	(9,099)	(9,239)	(2.5)%	(4.0)%

The following table presents, for the years ended December 31, 2004 and 2003, the average number of Group employees (full-time equivalent) in France Telecom S.A., its domestic subsidiaries and its international subsidiaries:

	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
Average number of employees (full-time equivalent)(1)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

France Telecom S.A.	106,875	111,136	111,031	(3.8)%	(3.7)%
Domestic subsidiaries	16,894	18,908	19,069	(10.7)%	(11.4)%
Total France	123,769	130,044	130,100	(4.8)%	(4.9)%

International subsidiaries	81,057	88,558	91,557	(8.5)%	(11.5)%
Group Total	204,826	218,602	221,657	(6.3)%	(7.6)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD) – see section 5.9.2 “Financial glossary”.

The following table presents, for the years ended December 31, 2004 and 2003, the number of Group employees in France Telecom S.A., its domestic subsidiaries and its international subsidiaries:

	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
Number of employees (at December 31)(1)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

France Telecom S.A.	107,847	110,913	110,814	(2.8)%	(2.7)%
Domestic subsidiaries	17,026	18,867	19,083	(9.8)%	(10.8)%
Total France	124,873	129,780	129,897	(3.8)%	(3.9)%

International subsidiaries	81,651	87,526	88,626	(6.7)%	(7.9)%
Group Total	206,524	217,306	218,523	(5.0)%	(5.5)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD) – see section 5.9.2 “Financial glossary”.

The following analysis is based on labor costs for the periods ended December 31, 2004 and 2003:

-	The Group’s number of employees (at December 31) decreased by 11,999 employees (10,782 on a comparable basis) between December 31, 2003 and 2004. This decline of 11,999 employees includes 5,024 employees in France (4,907 on a comparable basis) and 6,975 employees internationally (5,875 on a comparable basis);

-	The average number of employees (full-time equivalent) of the Group decreased by 6.3%, or 16,831 employees, between 2003 and 2004 on a historical basis;

Changes in the scope of consolidation accounted for the decrease of 3,056 full-time equivalent employees, principally due to the sale of CTE Salvador (2,005 employees) and Menatel (297 employees);

On a comparable basis, the decrease in the average number of full-time equivalent employees of the Group essentially results from the TP Group (6,471 average full-time equivalent employees), France Telecom S.A. (4,261 average full-time equivalent employees), the Other International segment (959 average full-time equivalent employees) and Equant (462 average full-time equivalent employees);

-	During the same period, labor costs of the Group decreased by 2.5% on a comparable basis (4.0% on a historical basis) from €9,099 million in 2003 on a comparable basis (amounting to 20.1% of revenues) to €8,874 million in 2004 (amounting to 18.8% of revenues).

This 2.5% decrease on a comparable basis can be explained as follows:

-	A decrease of 6.3% due to the volume effect linked to the decrease of the workforce (number of employees full-time equivalent); and

-	A structural effect, representing an increase of 4%, which reflects the variation between the average cost and the actual recorded cost relating to staff arrivals and departures;

-	An increase of 2.4% due to the increase in the average unit cost excluding the impact of a decrease in the number of employees.

■	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased by 3.8% between 2004 and 2003 on a comparable basis. The decrease was due mainly to employee departures linked to France Telecom’s early retirement plan. Since the implementation of the early retirement plan in September 1996, 30,206 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs). Between 2003 and 2004, France Telecom S.A. experienced 4,195 departures in early retirement, 2,192 definitive departures and 711 moves to employment in the public sector.

France Telecom S.A.’s labor costs decreased by 1.3% between 2004 and 2003 on a historical basis. This decrease was due mainly to a reduction in the headcount, partially offset by the increase in salaries due to general public sector measures, as well as the increase in the base salaries of employees under a collective bargaining agreement and the inclusion of the labor costs of Wanadoo and Cofratel following their merger into France Telecom S.A.

■	Domestic subsidiaries

In 2004, the 8.5% decrease in labor costs of domestic subsidiaries was mainly due to the 10.7% decrease of the average headcount, which amounts to a decrease of 2,014 full-time equivalent employees (on a comparable basis).

■	International subsidiaries

The 8.5% decrease in the average number of employees in the international subsidiaries between 2004 and 2003 on a comparable basis was mainly due to the reduction of the headcount of TP Group (6,471 full-time equivalent employees), the subsidiaries of the Other International segment (959 full-time equivalent employees), mainly from Côte d’Ivoire Télécom in the Ivory Coast (272 employees), JTC in Jordan (251 employees) and FTM Lebanon (238 employees), in addition to those from Equant (462 employees).

Labor costs for the international subsidiaries decreased by 1.9% on a comparable basis. This limited decrease was principally due to the increase of the average unit cost (i) by 3.7% for TP Group as a result of both the increase in salaries and the average cost of personnel entering being higher than the average cost of personnel exiting, which reflects the higher level of skill of the recruited personnel and (ii) by the 1.4% increase in the average unit cost at Equant.

5.2.1.3 OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The France Telecom Group’s operating income before depreciation and amortization amounted to €18,261 million in 2004, compared with 17,303 million in 2003, an increase of 5.5% on a historical basis.

On a comparable basis, operating income before depreciation and amortization was €16,998 million in 2003. The increase on a comparable basis of the operating income before depreciation and amortization was therefore 7.4% in 2004 compared with 2003.

The margin rate, calculated by expressing operating income before depreciation and amortization as a percentage of revenues, increased from 37.5% in 2003 (on both a historical basis and a comparable basis) to 38.7% in 2004.

5.2.1.4 FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

5.2.1.4.1 Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) decreased by 1.3% on a historical basis, reaching €7,437 million in 2004, compared with €7,538 a year earlier.

This decrease corresponds mainly to exchange rate fluctuations (primarily relating to the zloty and the US dollar), the positive impacts of which amount to €93 million for depreciation and amortization.

Changes in the scope of consolidation and other affected depreciation and amortization positively for €79 million, mainly due to the sale of CTE Salvador (€60 million).

On a comparable basis, depreciation and amortization were virtually stable (increasing by 1.0%). The decrease in depreciation and amortization of the Fixed Line, Distribution, Networks, Large Customers and Operators segment resulting from the decline of investments in the years prior to 2004, offset the increase in the Orange segment, particularly in the United Kingdom, for which the impact of the amortization of the Orange UK UMTS license has been recorded since March 1, 2004. Amortization is occurring over 18 years and represents an expense of €27.2 million per month. The amortization of the Orange France UMTS license began on April 1, 2004 and amounts to an expense of €3 million per month, over the course of 17 years and five months (see Note 9 of the Notes to the Consolidated Financial Statements).

5.2.1.4.2 Amortization of actuarial adjustments in the early retirement plan

In 2004, the amortization of actuarial adjustments in the early retirement plan is no longer included on the income statement pursuant to the application of Recommendation R-03-01 of April 1, 2003 of the National Accounting Council, which is applicable from January 1, 2004 and relates to accounting and valuation methods for pension commitments and similar benefits. The actuarial differences in the early retirement plan still to be amortized at December 31, 2003 were included in shareholders’ equity at January 1, 2004 for an amount (net of taxes) of €325 million. In 2003, amortization of actuarial adjustments amounted to an expense of €211 million on a historical basis.

5.2.1.5 OPERATING INCOME

Operating income for the France Telecom Group amounted to €10,824 million during 2004, compared with €9,554 million during 2003, an increase of 13.3% on a historical basis. This growth reflects the improvement of operating income before depreciation and amortization, the absence of amortization of actuarial adjustments in the early retirement plan in 2004, and the impact of the decrease in depreciation and amortization.

On a comparable basis, operating income amounted to €9,632 million in 2003. The increase of operating income on a comparable basis was 12.4% in 2004.

The margin rate, calculated by expressing operating income as a percentage of revenues, increased from 20.7% in 2003 (21.3% on a comparable basis) to 23.0% in 2004.

5.2.1.6 CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS

The following table sets forth capital expenditures and financial investments for the years ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,
	2004	2003	2003
		on a comparable basis (unaudited)	historical

Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	5,127	4,972	5,086
Investments in UMTS/GSM licenses	8	0	0

Financial investments(2)	4,894	–	237
(1)	See Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding the purchases of treasury shares and net of cash acquired.

5.2.1.6.1 Investments in tangible and intangible assets excluding UMTS/GSM licenses

Investments in tangible and intangible assets excluding GSM and UMTS licenses increased by 0.8% on a historical basis and 3.1% on a comparable basis.

This increase reflects the growth of investments, particularly in the Orange segment, the Fixed Line, Distribution, Networks, Large Customers and Operators segment, and the Wanadoo segment, which offset the decreases in the TP Group segment and the Equant segments, in addition to the effects of the exchange rate fluctuations (a decrease of €61 million) and variations of the scope of consolidation such as the sales of CTE Salvador (a decrease of €14 million), Orange Denmark (a decrease of €14 million) and Wanadoo Editions (decrease of €9 million).

In 2004, investments in tangible and intangible assets excluding GSM and UMTS licenses amounted to 5,127 million, compared to €5,086 million in 2003 on a historical basis and €4,972 million on a comparable basis. The breakdown of investments by segment is as follows:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	2,433	2,338	2,362	4.1%	3.0%
Wanadoo Segment	127	58	76	120.9%	67.4%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	1,439	1,353	1,356	6.3%	6.2%
Equant Segment	189	226	248	(16.1)%	(23.7)%
TP Group Segment	717	858	884	(16.4)%	(18.8)%
Other International Segment	223	160	183	38.9%	21.7%
Inter-segment eliminations	(1)	(21)	(23)	95.2%	95.7%

Total Group CAPEX	5,127	4,972	5,086	3.1%	0.8%

The following table breaks down investments in tangible and intangible assets:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

CAPEX	5,127	4,972	5,086	3.1%	0.8%

Of which:
Second and third-generation wireless radio equipment	1,964	1,810	1,826	8.5%	7.6%
Information systems	1,210	1,148	1,168	5.3%	3.6%
Other networks	722	640	657	12.8%	9.9%
ADSL	223	242	244	(8.0)%	(8.4)%

Investments in tangible and intangible assets excluding GSM and UMTS licenses are detailed below. See section 5.2.2 “Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment.” See also section 5.1.2.2 “Results of the ‘TOP’ Operational Improvements Program”.

Investments related to the second and third-generation wireless networks increased by 7.6% during 2004 on a historical basis and 8.5% on a comparable basis. This increase is mainly due to the roll-out of the third-generation (UMTS) network and EDGE technology.

The 8.4% decrease of ADSL investments between 2003 and 2004 on a historical basis (8.0% decrease on a comparable basis) was due to a favorable “price effect” and the greater use of existing equipment.

The increase in investments in other networks, 9.9% on a historical basis and 12.8% on a comparable basis, relates mainly to renewal equipment and to investments relating to unbundling (local loop, technical environment).

5.2.1.6.2 Acquisitions of UMTS and GSM licenses

In 2004, the Group’s investments include €8 million for the acquisition of wireless licenses, in respect of which €7 million corresponds to an extension of the DCS 1800 GSM license held by the Orange subsidiary in the Dominican Republic.

In 2003, no wireless licenses were acquired.

5.2.1.6.3 Financial investments

■	In 2004, net cash used in financial investments amounted to a total of €4,894 million and principally related to the following transactions:

-	the acquisition for €2,373 million of the minority interests of Wanadoo. This transaction was achieved in two steps: (i) the partial acquisition of Wanadoo’s minority interests following a mixed public tender and exchange offer (offre publique mixte), consisting partly of cash, completed in May 2004 and amounting to €1,820 million. Following the completion of the offer, France Telecom held 95.94% of Wanadoo’s share capital, and (ii) the acquisition of the outstanding Wanadoo shares for €553 million subsequent to the tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire) completed on July 26, 2004. Following this offer, France Telecom S.A. holds 100% of Wanadoo S.A. ‘s share capital. In addition, France Telecom S.A. effected a merger of Wanadoo S.A. (see Note 3 of the Notes to the Consolidated Financial Statements);

-	the payment of Equant’s CVRs for €2,015 million;

-	acquisitions of the remaining minority interests in Orange (0.98% in order to achieve a 100% holding, thereby completing the transactions begun in October and November of 2003 with the public exchange offers (offres publique d’échange) followed by the purchase (retrait) of Orange shares by France Telecom S.A for €469 million (see Note 3 of the Notes to the Consolidated Financial Statements).

■	In 2003, net cash used in financial investments (excluding purchases of treasury shares) amounted to €237 million, and principally included the following:

-	the acquisition of 0.24% of Orange’s capital following a public exchange offer launched in October 2003 for, followed by a tender offer (November 2003) of, Orange shares for €161 million, thus increasing France Telecom’s holding of Orange’s share capital to 99.02% at December 31, 2003 (see Note 3 of the Notes to the Consolidated Financial Statements and 5.3.1.6.3 “Financial Investments”);

-	the capital increase of Wind, subscribed for in an amount equivalent to the holding (26.58%), for €35 million;

-	the purchase of minority interests in Wirtualna Polska (30.46%) for €18 million; and

-	Wanadoo’s purchase of minority interests in QDQ Media for €12 million.

5.2.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY

SEGMENT

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has defined, as of June 30, 2003, the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

The following tables set forth the principal operating data by segment. The figures at December 31, 2004 and 2003 are provided in accordance with the new segmentation. The segment data set forth in the following sections, unless otherwise indicated, is presented before elimination of inter-segment transactions. The item “Elimination and Other” includes the elimination of inter-segment transactions and other non-material factors necessary for the reconciliation with the consolidated financial statements of France Telecom. In addition, the changes set forth below are calculated on the basis of data in thousands of Euros, even though they are shown rounded to millions of Euros.

(Euro millions)	At December 31, 2004
	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Total Group

Revenues	19,667	2,854	21,681	2,346	4,106	1,346	(4,843)	47,157

Cost of services and products sold	(6,982)	(1,114)	(9,065)	(1,815)	(1,308)	(536)	3,682	(17,138)
Selling, general and administrative expenses	(5,163)	(1,394)	(4,115)	(424)	(943)	(362)	1,206	(11,194)
Research and development expenses	(7)	(19)	(545)	0	(10)	0	18	(564)
Operating income before depreciation and amortization	7,515	327	7,956	107	1,845	448	63	18,261

Depreciation and amortization	(2,737)	(70)	(2,970)	(381)	(973)	(214)	(92)	(7,437)
Amortization of actuarial adjustments in the early retirement plan	–	–	–	–	–	–	–	–
Operating income	4,778	257	4,986	(274)	872	234	(29)	10,824

CAPEX	2,433	127	1,439	189	717	223	(1)	5,127
UMTS/GMS licenses	7					1	0	8
Operating income before depreciation and amortization less CAPEX	5,082	200	6,517	(82)	1,128	225	64	13,134

Average number of employees (full-time equivalent)	31,259	6,333	113,550	9,410	36,826	7,448	0	204,826

(€ millions)	At December 31, 2003 (on a comparable basis)
	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Total Group

Revenues	17,809	2,597	21,749	2,374	4,041	1,270	(4,562)	45,278

Cost of services and products sold	(6,352)	(1,227)	(9,430)	(1,676)	(1,357)	(491)	3,695	(16,838)
Selling, general and administrative expenses	(4,958)	(1,016)	(4,236)	(476)	(867)	(335)	920	(10,968)
Research and development expenses	(15)	(8)	(449)		(9)		7	(474)
Operating income before depreciation and amortization	6,484	346	7,634	222	1,808	444	60	16,998

Depreciation and amortization	(2,284)	(69)	(3,341)	(389)	(940)	(216)	(127)	(7,366)
Amortization of actuarial adjustments in the early retirement plan	–	–	–	–	–	–	–	–
Operating income	4,200	277	4,293	(167)	868	228	(67)	9,632

CAPEX	2,338	58	1,353	226	858	160	(21)	4,972
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization less CAPEX	4,146	288	6,281	(4)	950	284	81	12,026

Average number of employees (full-time equivalent)	30,542	6,446	120,038	9,872	43,297	8,407	0	218,602

(€ millions)	At December 31, 2003 (on a historical basis)
	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Total Group

Revenues	17,941	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Cost of services and products sold	(6,382)	(1,235)	(9,505)	(1,830)	(1,399)	(603)	3,731	(17,223)
Selling, general and administrative expenses	(4,965)	(1,027)	(4,214)	(524)	(897)	(408)	918	(11,117)
Research and development expenses	(16)	(8)	(451)	–	(9)	0	6	(478)
Operating income before depreciation and amortization	6,578	347	7,590	259	1,859	608	62	17,303

Depreciation and amortization	(2,313)	(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan			(211)					(211)
Operating income	4,265	250	4,066	(168)	890	314	(63)	9,554

CAPEX	2,362	76	1,356	248	884	183	(23)	5,086
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization less CAPEX	4,216	271	6,234	11	975	425	85	12,217

Average number of employees (full-time equivalent)	30,722	6,568	120,037	9,872	43,451	11,007	–	221,657

5.2.2.1 ORANGE SEGMENT

The Orange segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not contributed to Orange (principally Voxtel in Moldava, FTM Lebanon, and PTK Centertel in Poland).

At December 31, 2004, Orange’s controlled subsidiaries had 54.0 million customers.

Orange organizes its activities into four categories:

-	“France”, which comprises metropolitan France, Orange Caraïbe and Orange Réunion;

-	“United Kingdom”;

-	“Rest of World”, which includes international subsidiaries other than the United Kingdom (Belgium, Botswana, Cameroon, Denmark, the Dominican Republic, Egypt, the Ivory Coast, Madagascar, the Netherlands, Romania, Slovakia and Switzerland). The sale of Orange Denmark, a 100% subsidiary of Orange, to a leading Scandinavian wireless operator, TeliaSonera, was completed on October 11, 2004. Rest of World also includes Orange’s minority interests in Austria, India, Portugal and Thailand. On September 29, 2004, Orange sold 39% of its BITCO (Thailand) shares, reducing its holding from 49% to 10%. On December 2, 2004, Orange sold its 26% shareholding of BPL Mobile Communications Ltd. in India; and

-	“Shared Functions”, which includes activities related to the development of wireless services for the entire segment, in addition to shared and general selling and administrative costs and other shared expenses.

5.2.2.1.1 Operating indicators for the Orange segment

The table below presents the main operating indicators of the Orange segment for the years ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	19,667	17,809	17,941	10.4%	9.6%
Network revenues	18,090	16,325	16,394	10.8%	10.3%

Operating income before depreciation and amortization	7,515	6,484	6,578	15.9%	14.2%
Operating income before depreciation and amortization/Revenues	38.2%	36.4%	36.7%
Operating income	4,778	4,200	4,265	13.8%	12.0%
Operating Income/Revenues	24.3%	23.6%	23.8%

CAPEX	2,433	2,338	2,362	4.1%	3.0%
CAPEX / Revenues	12.4%	13.1%	13.2%
Investments in UMTS/GSM licenses	7	0	0

Operating income before depreciation and amortization less CAPEX	5,082	4,146	4,216	22.6%	20.5%

Average number of employees (full-time equivalent)	31,259	30,542	30,722	2.3%	1.7%

The following table sets forth the transition of figures for the Orange segment on a historical basis to figures on a comparable basis for the 2003 financial year. The impacts concern the sale of Orange Denmark, sold on October 11, 2004 (with effect from October 1, 2003 on a comparable basis), a change in accounting method that occurred in 2004, as well as exchange rate fluctuations:

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	17,941	6,578	4,265	2,362	4,216	30,722

Changes in the scope of consolidation and other variations:	(117)	(73)	(56)	(14)	(60)	(180)
Of which:
Changes in the scope of consolidation	(61)	(16)	1	(14)	(3)	(180)
Other variations (2)	(57)	(57)	(57)	0	(57)	0
Exchange rate fluctuations (3)	(15)	(21)	(9)	(10)	(10)	0

2003 figures on a comparable basis	17,809	6,484	4,200	2,338	4,146	30,542
(1)	Before elimination of inter-segment transaction figures.

(2)	Other: decrease of €57 million relating to loyalty programs, subject to entering into a new contract period granted by Orange, pursuant to the decision of October 13, 2004, of the French Urgent Issues Taskforce relating to the accounting methods for volume-based or time-based sales incentives (rebates, free or discounted goods and services) granted by companies to their customers (see Note 2 of the Notes to the Consolidated Financial Statements). The impact on operating income for 2004 was a cost of €73 million.

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

The exchange rate effects on the information on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

Pound (Sterling)	GBP	113	35	19	15	20

Pound (Egyptian)	EGP	(54)	(29)	(18)	(9)	(20)

US Dollar	USD	(42)	(19)	(11)	(10)	(9)

Other currencies		(32)	(8)	1	(6)	(1)

Exchange rate fluctuations		(15)	(21)	(9)	(10)	(10)

5.2.2.1.2 Revenues of the Orange segment

The following table sets forth the revenues of the Orange segment for the periods ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France(1)	8,601	7,930	7,983	8.5%	7.7%

Orange UK	6,137	5,932	5,819	3.5%	5.5%

Orange Rest of World	5,096	4,122	4,315	23.6%	18.1%

Inter segment eliminations	(167)	(175)	(176)	4.4%	5.1%

Orange revenues	19,667	17,809	17,941	10.4%	9.6%

Number of customers at December 31 (in millions)	53,965	48,563	49,139	11.1%	9.8%
(1)	Includes revenues from French overseas departments through Orange Caraïbes and Orange Réunion.

On a historical basis, the Orange segment’s revenues increased by 9.6% from the year ended December 31, 2003 as compared to the year ended December 31, 2004. This growth was partly offset by the negative impact of exchange rate fluctuations, particularly from revenues in Egyptian pounds and US dollars. The exchange rate fluctuations in pound sterling generated a positive impact in 2004.

On a comparable basis, the Orange segment’s revenues reached €19.7 billion for the year ended December 31, 2004, an increase of 10.4% as compared to the year ended December 31, 2003. Network revenues (see the definition in section 5.9.2 “Financial glossary”) grew by 10.3% on a historical basis, and 10.8% on a comparable basis, due to the increase in the number of customers (54.0 million at December 31, 2004). This growth, reflecting the positive impacts of the programs for the integration and roll-out of the Orange brand implemented in 2003, was 11.1% for the year ended December 31, 2004. In addition, ARPU, average revenue per user, (see the definition in section 5.9.2 “Financial glossary”) also had a favorable impact, particularly in France and the United Kingdom, as a result of the development of “non-voice” services (see the definition in section 5.9.2 “Financial glossary”), which increased by 26.0%, representing 14.6% of network revenues during 2004, compared to 12.8% on a comparable basis for 2003.

5.2.2.1.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses

■	Operating income before depreciation and amortization

The Orange segment’s operating income before depreciation and amortization grew by 14.2% on a historical basis, reflecting the strong growth in margin in the principal markets, despite a general environment of intensified competitive pressure. On the same historical basis, the margin rate of operating income before depreciation and amortization to revenues increased from 36.7% in 2003 to 38.2% in 2004.

On a comparable basis, the Orange segment’s operating income before depreciation and amortization experienced growth of 15.9% from the year ended December 31, 2003 as compared to the year ended December 31, 2004, reaching €7,515 million for 2004, compared to €6,484 million for 2003. On the same basis of figures on a comparable basis, the margin rate of operating income before depreciation and amortization compared to revenues increased from 36.4% on December 31, 2003 to 38.2% on December 31, 2004.

■	Operating income

On a historical basis, operating income recorded growth of 12.0%, reaching €4,778 million for the year ended December 31, 2004. On a comparable basis, this growth was 13.8% and reflected the improvement in the segment’s operating profitability, despite the increase in depreciation and amortization of the tangible and intangible fixed assets due to the beginning of the third-generation license and network (UMTS) depreciation in France and the United Kingdom from the second quarter of 2004 (see Note 9 of the Notes to the Consolidated Financial Statements).

■	Investments in tangible and intangible assets excluding licenses

Excluding UMTS and GSM licenses, the Orange segment’s investments in tangible and intangible assets increased by 4.1% on a comparable basis (3.0% on a historical basis), reaching €2,433 million for the year ended December 31, 2004.

5.2.2.1.4 Orange France component

5.2.2.1.4.1 Operating indicators of the Orange France component

The following table presents the main operating indicators of the Orange France component for the periods ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	8,601	7,930	7,983	8.5%	7.7%
Network revenues	8,063	7,371	7,371	9.4%	9.4%

Operating income before depreciation and amortization	3,923	3,396	3,450	15.5%	13.7%
Operating income before depreciation and amortization/Revenues	45.6%	42.8%	43.2%

Operating income	3,099	2,695	2,748	15.0%	12.7%
Operating income/Revenues	36.0%	34.0%	34.4%

CAPEX	1,046	851	851	22.9%	22.9%
CAPEX/Revenues	12.2%	10.7%	10.7%
Investments in UMTS/GSM licenses	0	0	0

Operating income before depreciation and amortization less CAPEX	2,877	2,545	2,599	13.0%	10.7%

Average number of employees (full-time equivalent)	7,627	7,619	7,619	0.1%	0.1%

5.2.2.1.4.2 Revenues of the Orange France component

The following table presents the revenues and operating data for the Orange France component:

	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	8,601	7,930	7,983	8.5%	7.7%

Total number of customers (in thousands)	21,241	20,329	20,329	4.5%	4.5%
Of which:
Contract customers (in thousands)	12,876	11,763	11,763	9.5%	9.5%
Prepaid customers (in thousands)	8,365	8,566	8,566	(2.3)%	(2.3)%
Average annual revenue per user (ARPU)(1) (in €)	393	379	379	3.7%	3.7%
Average monthly usage per user (AUPU)(1) (in minutes)	175	158	158	10.8%	10.8%

(1)	See section 5.9.2 “Financial glossary”.

Revenues increased by 7.7% for the year ended December 31, 2004 on a historical basis and by 8.5% on a comparable basis. This growth was principally due to the 9.4% increase in network revenues, due to the significant increase in the number of customers (4.5%, reaching 21.2 million at the end of December 2004) and growth of ARPU. In 2004, ARPU increased by 3.7%, rising from €379 to €393. This improvement resulted in particular from the following factors:

-	the change of average monthly usage per user, AUPU, (see the definition in section 5.9.2 “Financial glossary”), which increased by 10.8% during the year ended December 31, 2004;

-	the effect of the increase in the number of contract customers, whose ARPU is 3.2 times greater than that of prepaid customers. Contract customers represented 61% of the total number of active customers at December 31, 2004, compared to 58% a year earlier;

-	the change in ARPU benefited from the development of “non-voice” services, which accounted for 13.9% of network revenues for the year ended December 31, 2004, compared with 11.7% a year earlier.

ARPU increased despite the impact of a decrease of approximately 12.5% in the price of calls made from fixed line networks to the Orange France network, which occurred in January 2004.

In 2004, as in previous years, billing between mobile operators in France was conducted on the basis of the “Bill & Keep” arrangement.

“Bill & Keep” (literally “billed and kept”) refers to the method by which a mobile operator bills the subscriber who makes the call for the entire amount of the outgoing call towards another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal portion of the other mobile operator’s network.

The “Bill & Keep” system was terminated on January 1, 2005.

Discontinuing use of the “Bill & Keep” arrangement will lead to an increase in the Orange France component’s revenues and to an increase in call termination charges, for a virtually equivalent amount.

5.2.2.1.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange France component

■	Operating income before depreciation and amortization

Total subscriber acquisition costs (see section 5.9.2 “Financial glossary”) increased by 18.2% from 2003 on both a historical and a comparable basis. On a historical basis, subscriber retention costs (see section 5.9.2 “Financial glossary”), resulting from expenses incurred to maintain the client base in a competitive market, remain virtually stable (+0.7%). On a comparable basis, these costs decreased by 11.7%, due to a reduction in the volume of customers upgraded to other offerings.

Subscriber acquisition and retention costs accounted for 11.0% of revenues during 2003 on a historical basis (11.7% on a comparable basis) and 11.2% during 2004. The policy to migrate prepaid customers to contracts was reflected in the decrease of the churn rate (see section 5.9.2 “Financial Glossary”) for contract clients. The churn rate for contract customers decreased from 11.5% for the year ended December 31, 2003 to 10.5% for the year ended December 31, 2004 while the churn rate for prepaid customers increased from 27.2% to 31.3%.

Overall, operating expenses before depreciation and amortization went from €4,534 million in 2003 to €4,679 million, an increase of 3.2% on both a historical and a comparable basis, and revenues increased by 8.5% on a comparable basis (7.7% on a historical basis).

Operating income excluding depreciation and amortization for Orange France grew by 13.7% on a historical basis, rising from €3,450 million to €3,923 million for the year ended December 31, 2004. On a comparable basis, it increased by 15.5%. This strong growth reflects the improvement in operating profitability achieved by the Orange France component, with the margin rate of operating income before depreciation and amortization compared to revenues increasing from 43.2% at December 31, 2003 on a historical basis (42.8% on a comparable basis) to 45.6% at December 31, 2004.

■	Operating income

The amortization of assets has increased by 17.5% on both a historical and a comparable basis. This increase is largely a reflection of the depreciation of the third-generation (UMTS) license and network from April 1, 2004. The license amounts to €629 million and will depreciate over 17 years and 5 months. The depreciation costs for the year ended December 31, 2004 were €27 million (see Note 9 of the Notes to the Consolidated Financial Statements).

Operating income increased by 12.7% on a historical basis, increasing from €2,748 million for the year ended December 31, 2003 to €3,099 million for the year ended December 31, 2004. On a comparable basis, operating income grew by 15.0%. This strong growth reflects the improvement in operating profitability achieved by the Orange France component with the margin rate of operating income as a proportion of revenues increasing from 34.4% at December 2003 on a historical basis (34.0% on a comparable basis) to 36.0% at December 2004.

■	Investments in tangible and intangible assets excluding GSM/UMTS licenses

Excluding UMTS and GSM licenses, the investments in tangible and intangible assets recorded an increase of 22.9%, reaching €1,046 million for the year ended December 31, 2004, compared to €851 million for the year ended December 31, 2003 (both on a historical and a comparable basis). This growth reflects the beginning of the roll-out of the third-generation (UMTS) network, as well as the intensification of the existing network in the territories partially or not covered by Orange France.

5.2.2.1.5 Orange UK component

5.2.2.1.5.1 Operating indicators for the Orange UK component

The following table sets forth the main operating indicators of the Orange UK component at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	6,137	5,932	5,819	3.5%	5.5%
Network revenues	5,550	5,323	5,221	4.3%	6.3%

Operating income before depreciation and amortization	1,993	2,012	1,972	(0.9)%	1.1%
Operating income before depreciation and amortization/Revenues	32.5%	33.9%	33.9%

Operating income	939	1,264	1,238	(25.7)%	(24.1)%
Operating income/Revenues	15.3%	21.3%	21.3%

CAPEX	573	769	754	(25.4)%	(24.0)%
CAPEX/Revenues	9.3%	13.0%	13.0%
Investments in UMTS/GSM licenses	0	0	0

Operating income before depreciation and amortization less CAPEX	1,420	1,244	1,218	14.2%	16.6%

Average number of employees (full-time equivalent)	11,941	11,382	11,382	4.9%	4.9%

5.2.2.1.5.2 Revenues of the Orange UK component

The following table sets forth revenues of the Orange UK component as well as operating data. The data on a comparable basis for 2003 include the impact of exchange rate fluctuations of the pound sterling:

	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	6,137	5,932	5,819	3.5%	5.5%

Total number of customers (in thousands)	14,221	13,649	13,649	4.2%	4.2%
Of which:
Contract customers (in thousands)	4,707	4,457	4,457	5.6%	5.6%
Prepaid customers (in thousands)	9,514	9,192	9,192	3.5%	3.5%
Average annual revenue per user (ARPU)(1)(in £)	273	271	271	0.7%	0.7%
Average monthly usage per user (AUPU)(1) (in minutes)	146	146	146	0.0%	0.0%
(1)	See section 5.9.2 “Financial glossary”.

On a historical basis, revenues increased by 5.5% at December 31, 2004, principally as a result of the positive impact of the pound sterling exchange rate fluctuations

On a comparable basis, the 3.5% increase of revenues was mainly attributable to the 4.3% increase of network revenues.

The sustained growth of network revenues is the result of:

-	growth of 0.7%, in pounds sterling, of ARPU. This increase was aided by the development of non-voice services, which accounted for 17.6% of revenues at December 31, 2004 compared to 15.9% at December 31, 2003;

-	growth of 4.2% in the number of active customers, reaching 14.2 million at December 31, 2004, compared with 13.6 million in the previous year.

On June 1, 2004, the Office of Communications (“OFCOM”), the telecommunications regulatory authority in the United Kingdom, issued its decision requesting Orange, T-Mobile, O2 and Vodafone to lower their call termination rates for wireless calls. The wireless operators must ensure that their call termination rates do not exceed the average price of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) for the period from September 1, 2004 to March 31, 2006. The reduction in the rate will amount to a decrease of approximately 32% in termination call rates for the mobile network (incoming traffic).

5.2.2.1.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Orange UK component

■	Operating income before depreciation and amortization

On a historical basis, subscriber acquisition costs increased by 28.5% and subscriber retention costs increased by 42.8% in 2004. On a comparable basis, subscriber acquisition costs increased by 26.0% in 2004. Subscriber retention costs, aimed at maintaining the number of customers in a competitive market, increased 40.1%. As a percentage of revenues, subscriber acquisition and retention costs increased from 13.6% at December 31, 2003 (on both a historical and a comparable basis) to 17.2% at December 31, 2004.

The 22.6% increase in the churn rate at December 31, 2003 (compared with 25.4% at December 31, 2004), reflects a heightened competitive market in 2004 compared to the previous year, due to the increase in the termination rate of prepaid offers (from 26.5% in 2003 to 30.5% in 2004). The termination rate of contract packages, however, remained virtually stable (from 23.5% in 2003 to 23.9% in 2004).

Overall, operating expenses before depreciation and amortization amounted to €4,144 million during 2004, compared with €3,846 million at the end of December 2003, an increase of 7.7% on a historical basis (5.7% on a comparable basis).

Operating income before depreciation and amortization increased by 1.1% on a historical basis. On a comparable basis it decreased 0.9%, reaching €1,993 million at December 31, 2004 compared with €2,012 million at December 31, 2003. On the same comparable basis, the margin of operating income before depreciation and amortization compared to revenues amounted to 32.5% at December 31, 2004 and 33.9% at the end of 2003.

■	Operating income

On a comparable basis, operating income for the Orange UK component decreased by 25.7% (24.1% on a historical basis) reaching €939 million at December 31, 2004, compared with €1,264 million at December 31, 2003. This decline reflects the decrease of operating income before depreciation and amortization combined with the growth of depreciation and amortization of fixed assets.

Depreciation and amortization increased by 40.7% on a comparable basis (43.5% on a historical basis). The increase is related principally to the beginning of the depreciation of the third-generation UMTS network and license since March 1, 2004. The UMTS license is depreciated over a residual period of 18 years, on a straight-line basis, and depreciation costs at December 31, 2004 were €272 million (see Note 9 of the Notes to the Consolidated Financial Statements).

■	Investments in tangible and intangible assets excluding GMS and UMTS licenses

On a historical basis, investments in tangible and intangible assets excluding GMS and UMTS licenses amounted to €754 million at December 31, 2003, compared with €573 at December 31, 2004, a decrease of 24.0%.

On a comparable basis, the decrease amounted to 25.4% and mainly corresponds to (i) a decrease in investment expenses during 2004, following a first phase of significant investments during 2003 and (ii) the decline in capital expenditures on third-generation (UMTS) equipment and infrastructures.

5.2.2.1.6 Rest of World component

5.2.2.1.6.1 Operating indicators of the Rest of World component

The table below sets forth the operating indicators of the Rest of World component at December 31, 2003 and 2004. The data on a comparable basis for 2003, presented below takes into account the impact of exchange rate fluctuations, particularly with regard to the Egyptian pound, the American dollar and the Dominican peso (in particular rate fluctuations following implementation of the hyperinflation accounting method during the second half of 2004). Changes in the scope of consolidation were related to the sale of Orange’s subsidiary in Denmark, sold on October 11, 2004 with effect from October 1, 2003, in the consolidated financial statements.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues(1)	5,096	4,122	4,315	23.6%	18.1%
Network revenues(2)	4,639	3,757	3,928	23.5%	18.1%

Operating income before depreciation and amortization(2)	1,972	1,400	1,479	40.8%	33.3%
Operating income before depreciation and amortization/Revenues	38.8%	34.1%	34.4%

Operating income(2)	1,134	597	634	90.0%	79.0%
Operating income/Revenues	22.3%	14.5%	14.7%

CAPEX(2)	779	680	719	14.7%	8.5%
CAPEX/Revenues	15.3%	16.5%	16.7%
Investments in UMTS/GSM licenses	7	–	–	ns	ns

Operating income before depreciation and amortization less CAPEX(2)	1,193	720	760	65.5%	56.8%

Average number of employees (full-time equivalent)(2)	11,020	10,745	10,923	2.6%	0.9%
(1)	Includes €14 million of revenues from Orange Shared Functions for 2004 and €33 million for 2003, on both a comparable and historical basis. Data as published by France Telecom Group.

(2)	Data from the Orange Rest of World component excluding Orange Group Shared Functions.

5.2.2.1.6.2 Revenues of the Rest of World component

The following table sets forth revenues and the number of customers for the Orange Rest of World component.

	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Rest of World Revenues(1) (€ millions)	5,096	4,122	4,315	23.6%	18.1%

Total number of subscribers (in thousands)	18,503	14,585	15,161	26.9%	22.0%
(1)	Includes €14 million of revenues from Orange Group Shared Functions for 2004 and €33 million for 2003, on both a comparable and historical basis. Data as published by France Telecom Group.

On a historical basis, revenues increased by 18.1%. On a comparable basis, revenues increased by 23.6% at December 31, 2004, which reflects the 23.5% increase of in network revenues.

This largely reflected the 26.9% increase (on a comparable basis) of the number of active customers, which reflected the roll-out of the Orange brand in 2003. Since December 31, 2003, the number of subscribers has increased by 3.9 million, principally in Romania, Egypt, Slovakia and the Netherlands.

The growth on a comparable basis of 23.6% of the Orange Rest of World component’s revenues is related to the results achieved in Belgium, Romania, the Netherlands and Egypt.

In Belgium, revenues grew by 15.2%, reaching €1,344 million at December 31, 2004, from €1,167 million at December 31, 2003 (on both a historical and comparable basis). ARPU increased by 5.8% compared to 2003, reaching €440 at December 31, 2004. The number of customers for the Mobistar group increased by 8.8% (totaling 2.8 million customers) during 2004.

In the Netherlands, revenues increased by 27.3% (on both a historical and comparable basis), reaching €592 million at December 31, 2004. ARPU declined by 13.4% compared to 2003, amounting to €348 at December 31, 2004. The number of Orange Netherlands customers increased by 28.3% (reaching 1.7 million customers) at December 31, 2004.

The sale of Orange’s subsidiary in Denmark was completed on October 11, 2004. Between the first nine months of 2004 and the first nine months of 2003, Orange Denmark’s revenues increased by 3.6%, reaching €202 million at September 30, 2004 compared with €195 million at September 30, 2003.

In Switzerland, revenues increased by 9.4%, reaching €834 million at December 31, 2004 on a comparable basis (an increase of 7.7% on a historical basis). ARPU was €683 at December 31, 2004, compared to €712 at December 31, 2003 (on a historical basis). The number of Orange Switzerland customers increased by 4.8% (reaching 1.1 million customers) at December 31, 2004.

In Romania, revenues increased by 47.0%, reaching €624 million at December 31, 2004 on a comparable basis (an increase of 33.6% on a historical basis). ARPU declined to €148 at December 31, 2004, compared to €169 at December 31, 2003, a decrease of 12.4% on a historical basis. The number of Orange Romania customers increased by 48.9% (reaching 4.9 million customers) at December 31, 2004.

In Slovakia, revenues increased by 18.2%, reaching €480 million at December 31, 2004 on a comparable basis (an increase of 22.5% on a historical basis). ARPU increased 5.6%, reaching €209 at December 31, 2004, from €198 at December 31, 2003, on a historical basis. The number of Orange Slovensko customers increased by 14.3% (reaching 2.4 million customers) at December 31, 2004.

In Egypt, revenues grew by 35.2%, reaching €430 million at December 31, 2004 on a comparable basis (an increase of 15.5% on a historical basis). ARPU declined to €167 at December 31, 2004, compared to €194 at December 31, 2003 on a historical basis. The number of ECMS (a subsidiary of which 71.25% was held at December 31, 2004) customers increased by 34.3% (attaining 2.9 million customers) at December 31, 2004.

Other subsidiaries include Orange Ivory Coast, Orange Cameroon, Orange Madagascar, Orange Dominicana and Orange Botswana. Globally, revenues from these subsidiaries increased 57.9%, reaching €581 million at December 31, 2004 on a comparable basis (an increase of 43.8% on a historical basis). The number of customers for all of the companies increased by 29.9% (attaining 2.7 million customers) during 2004.

5.2.2.1.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Rest of World component

■	Operating income before depreciation and amortization

Subscriber acquisition costs increased by 17.8% on a historical basis and 22.8% on a comparable basis in 2004. Subscriber retention costs, aimed at maintaining the number of clients in a competitive market, increased by 62.9% on a historical basis and 61.9% on a comparable basis. Subscriber acquisition and retention costs, as a percentage of revenues, increased from 9.6% at December 31, 2003 on a historical basis, and 9.8% on a comparable basis, to 10.7% at December 31, 2004.

Overall, operating expenses before depreciation and amortization amounted to €3,115 million at December 31, 2004, compared to €2,820 million at December 31, 2003 on a historical basis (€2,704 million on a comparable basis), an increase of 10.5% (15.2% on a comparable basis).

On a historical basis, operating income before depreciation and amortization grew by 33.3%, going from €1,479 million in 2003, to €1,972 million in 2004.

Operating income before depreciation and amortization grew by 40.8%, reaching €1,972 million at December 31, 2004, compared with €1,400 million at December 31, 2003 on a comparable basis. On this same comparable basis, the margin rate of operating income before depreciation and amortization as a percentage of revenues amounted to 38.8% at December 31, 2004, compared to 34.1% at December 31, 2003.

■	Operating income

On a historical basis, operating income grew by 79.0%, going from €634 million in 2003, to €1,134 million in 2004.

Operating income increased by 90.0%, reaching €1,134 million at December 31, 2004, compared to €597 million at December 31, 2003 (on a comparable basis). This growth reflects the sustained growth of operating income before depreciation and amortization for the Orange Rest of World component, compounded by virtually stable depreciation and amortization (excluding goodwill) of investments in tangible and intangible assets.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, investments in tangible and intangible assets excluding UMTS and GSM licenses were €719 million in 2003 as compared to €779 million in 2004, representing a growth of 8.5%.

Investments in tangible and intangible assets excluding GSM and UMTS licenses amounted to €779 million at December 31, 2004, compared to €680 million at December 31, 2003, an increase of 14.7% between the two periods on a comparable basis. During 2004, expenses relating to the extension of a second-generation GSM license amounted to €7 million. The expenses related to the purchase of 1800MHZ frequencies for Orange’s subsidiary in the Dominican Republic, for the purpose of increasing the roaming capture rate for visitors connecting to the Orange Dominicana wireless network to make and receive calls.

5.2.2.1.7 Orange Group Shared Functions of the Orange segment

Shared Functions concern activities relating to the development of the Orange brand, products and services, as well as group-wide operating expenses attributable to Orange and its subsidiaries.

5.2.2.1.7.1 Operating indicators for the Shared Functions component

The following table sets forth the principal operating indicators of the Shared Functions component of the Orange segment at December 31, 2003 and 2004.

(Euro millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Operating income before depreciation and amortization	(373)	(324)	(323)	(15.1)%	(15.3)%

Depreciation and amortization	(21)	(31)	(32)	33.7%	33.9%

Operating income	(394)	(355)	(355)	(10.9)%	(10.9)%

CAPEX	35	39	38	(10.1)%	(9.9)%
Investments in UMTS/GSM licenses

Operating income before depreciation and amortization less CAPEX	(408)	(363)	(361)	(12.4)%	(13.0)%

Average number of employees (full-time equivalent)	671	796	798	(15.7)%	(15.9)%

5.2.2.1.7.2 Operating income before depreciation and amortization and operating income of the Shared Functions component

The decrease in operating income before depreciation and amortization and in operating income is due principally to the increase in costs connected to (i) the enhancement of the Orange brand, aimed at improving its visibility and image through sponsorship (for example, Catamaran and Formula 1) and advertising campaigns, and (ii) the development of Orange products and services, such as platforms enabling distribution of content, emails and MMS (multimedia messages).

5.2.2.2 WANADOO SEGMENT

On September 1, 2004 Wanadoo S.A. and Wanadoo France merged with France Telecom following the acquisition of the Wanadoo S.A. minority interests (see Note 3 of the Notes to the Consolidated Financial Statements).

In addition, 36.93% of the share capital of PagesJaunes was listed on the French stock exchange (see Note 3 of the Notes to the Consolidated Financial Statements).

Wanadoo is a major player in the European Internet and directories market with, at December 31, 2004, approximately 9.5 million Internet access clients, including more than 4.3 million ADSL and cable subscribers, and more than 333,000 directory advertisers. Wanadoo has over 4.3 million broadband (ADSL and cable) subscribers. Wanadoo is the leading Internet access provider in France and the United Kingdom; it is the second largest in Spain (broadband) and third largest in the Netherlands (broadband).

Wanadoo activities are divided into two components:

-	“Access, Portals and e-Commerce” activities; and

-	“Directories” activities.

5.2.2.2.1 Operating indicators for the Wanadoo segment

The following table sets forth the main operating indicators of the Wanadoo segment at December 31, 2003 and 2004:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	Historical	on a comparable basis (unaudited)	historical

Revenues	2,854	2,597	2,617	9.9%	9.1%

Operating income before depreciation and amortization	327	346	347	(5.5)%	(5.9)%
Operating income before depreciation and amortization / Revenues	11.5%	13.3%	13.3%

Operating income	257	277	250	(7.1)%	2.8%
Operating income/Revenues	9.0%	10.7%	9.5%

CAPEX	127	58	76	120.9%	67.4%
CAPEX/Revenues	4.4%	2.2%	2.9%

Operating income before depreciation and amortization less CAPEX	200	288	271	(30.7)%	(26.4)%

Average number of employees (full-time equivalent)	6,333	6,446	6,568	(1.8)%	(3.6)%

The following table sets forth the transition of figures for the Wanadoo segment on a historical basis to figures on a comparable basis for the 2003 financial year. The changes in the scope of consolidation relate principally to the sales of Wanadoo Belgique (Belgium) Wanadoo Editions and FIT Productions:

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	2,617	347	250	76	271	6,568
Changes in the scope of consolidation	(27)	0	28	(18)	19	(122)
Other variations(2)	0	(1)	(1)	0	(2)
Exchange rate fluctuations(3)	7	0	0	0	0	0
2003 figures on a comparable basis	2,597	346	277	58	288	6,446
(1)	Before elimination of inter-segment transactions.

(2)	Change in accounting method regarding revenues from advertising sold in electronic directories.

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

5.2.2.2.2 Revenues of the Wanadoo segment

The following table sets forth the breakdown of revenues between the two components of the Wanadoo segment:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Access, Portals and e-Commerce	1,879	1,687	1,708	11.3%	10.0%
Directories	984	917	918	7.3%	7.3%
Inter-segment eliminations	(9)	(7)	(9)	ns	ns

Wanadoo revenues	2,854	2,597	2,617	9.9%	9.1%

Of which:
Revenues in France	2,164	1,976	1,997	9.5%	8.4%
Revenues outside France	690	621	620	11.1%	11.3%

Number of active users(1) (in thousands)	9,464	9,144	9,153	3.5%	3.4%
Of which:
Active users in France	5,038	4,520	4,520	11.5%	11.5%
Active users outside France	4,427	4,624	4,633	(4.3)%	(4.4)%
(1)	Subscribers who connected at least once during the past 30 days.

On a historical basis, revenues of the Wanadoo segment increased by 9.1% during 2004. This growth mainly reflected the positive impact of the growth of Internet access (particularly broadband). International activities contributed 24.2% of the revenues of the Wanadoo segment in 2004, compared to 23.7% in 2003. The Access, Portals and e-Commerce component increased by 10.0%, while the Directories component increased by 7.3% on a historical basis.

On a comparable basis, activity increased by 9.9% between December 31, 2003 and 2004, including growth of 11.3% in the Access, Portals and e-Commerce component and 7.3% in the Directories component.

5.2.2.2.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the Wanadoo segment

■	Operating income before depreciation and amortization

On a historical basis, operating income before depreciation and amortization of the Wanadoo segment decreased by 5.9%, from €347 million at December 31, 2003 to €327 million at December 31, 2004. On a comparable basis, operating income before depreciation and amortization dropped from €346 million to €327 million, a decrease of 5.5%. At December 31, 2004, operating income before depreciation and amortization amounted to 11.5% of revenues, compared to 13.3% at December 31, 2003.

■	Operating income

On a historical basis, operating income increased by 2.8% from €250 million at December 31, 2003 to €257 million at December 31, 2004. On a comparable basis, this amounted to a decrease of 7.1% and reflected the decline of operating income before depreciation and amortization compounded by the 1.3% increase of depreciation and amortization of tangible and intangible assets.

■	Investments in tangible and intangible assets

On a historical basis, investments in tangible and intangible assets of the Wanadoo segment increased significantly by 67.4% in 2004. On a comparable basis, the increase amounted to 120.9%.

5.2.2.2.4 Access, Portals and e-Commerce component

5.2.2.2.4.1 Operating indicators of the Access, Portals and e-Commerce component

The following table presents operating indicators of the Access, Portals and e-Commerce component at December 31, 2004 and 2003:

(Euro millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	1,879	1,687	1,708	11.3%	10.0%

Operating income before depreciation and amortization	(23)	45	45	ns	ns
Operating income before depreciation and amortization/Revenues	(1.2)%	2.7%	2.7%

Operating income	(81)	(10)	(38)	ns	ns
Operating income/Revenues	(4.3)%	(0.6)%	(2.2)%

CAPEX	118	45	64	159.8%	84.9%
CAPEX/Revenues	6.3%	2.7%	3.7%

Operating income before depreciation and amortization less CAPEX	(141)	0	(18)	ns	ns

Average number of employees (full-time equivalent)	1,915	2,039	2,161	(6.1)%	(11.4)%

5.2.2.2.4.2 Revenues of the Access, Portals and e-Commerce component

The following table sets forth operating income and operating data for the Access, Portals and e-Commerce component, as well as information relating to its business activity:

(Euro millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues of Access, Portals and e-Commerce	1,879	1,687	1,708	11.3%	10.0%

Number of active subscribers (in thousands)	9,464	9,144	9,153	3.5%	3.4%
Of which:
Broadband customers (ADSL and cable (in thousands))	4,371	2,452	2,453	78.2%	78.2%
Customers outside France (in thousands)	4,427	4,624	4,633	(4.3)%	(4.4)%
Overall connectivity ARPU(1) (in Euro)	14	–	13	–	5.2%
Broadband connectivity ARPU(1) (in Euro)	23	–	27	–	(15.7)%
(1)	See section 5.9.2 “Financial Glossary.”

In 2004, revenues increased by 10.0% on a historical basis and by 11.3% on a comparable basis.

This increase was mainly generated by revenues from “Internet Access services”. The increase of revenues from “access” was mainly the result of the 3.5% growth in the base of active customers (an additional 320,000 customers), especially growth in the number of broadband (ADSL and cable) customers. The number of such customers increased from 2.45 million customers at December 31, 2003 to 4.37 million at December 31, 2004 (an increase of approximately 46% in its European customer base). This growth was based on the acquisition of new customers but also on the migration of Wanadoo customers to broadband offers from narrowband. The annual fluctuations in the base of broadband customers expressed on a quarterly basis was 415,000 during the first quarter of 2004, 398,000 during the second, 399,000 during the third and 706,000 during the fourth. The increase in customer base, and the shift in mix to higher priced offers, explains the increase in revenues as well as the ARPU (average monthly revenue per subscriber) of all offers, which increased by 5.2%. Conversely, the intense competition, in particular with regard to broadband, contributed to the decline in the ARPU of broadband offers (a decline of 15.7% in 2004).

In France, the rapid development of broadband access that began in 2002 continued, with 3.0 million Wanadoo broadband subscribers in France at December 31, 2004, a 63% increase compared with December 31, 2003. The combined ARPU for all offers reached €17.60 per month in December 2004, compared with €17.80 per month at December 2003, mainly as a result of price pressure on the market.

In the United Kingdom, the rapid increase in access revenues was due mainly to a growth in subscription customers, particularly ADSL. The base of ADSL customers was 0.57 million at December 31, 2004, compared to 0.41 million at December 31, 2003, accounting for 24% of total active customers (2.4 million) at December 31, 2004, compared to almost 7% in the previous year (2.6 million). The development of the Wanadoo UK (ex-Freeserve) broadband customer base partially offset the decrease in the global customer base (0.221 million). Moreover, the transformation of the customer base resulted in an ARPU for all offers combined reaching €10.90 at December 31, 2004, an increase of 19% compared to the same period in 2003.

In Spain, the total customer base for all offers also decreased although at the same time the broadband customer base virtually doubled to 379,000 customers, compared to 190,000 a year earlier. The broadband share of the customer base increased from 12% in 2003 to 26% in 2004. This transformation of the customer base increased the ARPU from €10.10 at the end of 2003, to €10.60 at the end of 2004.

In the Netherlands, Wanadoo had 630,000 customers at the end of December 2004. Broadband customers represented 72% of the total customer base. ARPU for all offers combined amounted to €8.20 at the end of December 2004, an increase of 9.6% compared with the previous year.

Revenues from e-Commerce activities, including alapage.com and marcopoly.com, amounted to €67 million at December 31, 2004, compared to €63 million at December 31, 2003, a 6.5% increase. The beneficial effects of the implementation of a market place intermediation platform and the development of a downloading offer have largely offset the occasional slowdown of the growth rate due to the refocusing in 2004 on consumer online sales (mostly cultural products, essentially high technology and recreation).

5.2.2.2.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the Access, Portals and e-Commerce component

■	Operating income before depreciation and amortization

Operating expenses excluding depreciation and amortization amounted to €1,902 million at December 31, 2004, compared to €1,663 million at December 31, 2003 (on a historical basis), an increase of 14.4%. On a comparable basis, the increase was 15.8% and related to the 78% increase of the broadband customer base, as much through the acquisition of new customers as through the migration from narrowband offers to broadband offers. The acquisition of a broadband customer is characterized by the cost of purchasing modems, the fees for accessing the service and higher commissions than those paid to acquire a narrowband customer. Operating expenses before depreciation and amortization also recorded a negative impact of €30 million related to the rebranding of Wanadoo UK (ex-Freeserve), which took place during the first half of 2004.

Operating income before depreciation and amortization for the Access, Portals and e-Commerce component declined from an income of €45 million at December 31, 2003 (on both a historical and comparable basis) to an operating loss of €23 million at December 31, 2004. This was due to:

-	the transformation of the customer base to broadband customers who generate a higher ARPU in a context of high acquisition costs to win over those customers;

-	the decline of the narrowband customer base and the related margin.

This decline was partially offset by economies of scale related to the increase in the customer base, as well as to cost control.

As a percentage of revenues, operating income before depreciation and amortization changed from 2.7% in 2003 (on both a historical and a comparable basis) to negative 1.2% in 2004.

■	Operating income

Operating income/loss declined from a loss of €38 million at December 31, 2003 (on a historical basis) and a loss of €10 million on a comparable basis, to a loss of €81 million at December 31, 2004.

■	Investments in tangible and intangible assets

On a historical basis, investments in tangible and intangible assets recorded a significant increase of 84.9%, reaching €118 million at December 31, 2004, compared to €64 million at December 31, 2003. The impact of the sale of FIT Production and Wanadoo Editions amounted to a total of €17 million.

On a comparable basis, investments in tangible and intangible assets increased by 159.8% in 2004. This increase is related primarily to (i) the modems leased to broadband subscribers and (ii) the investments necessary for the launching of “Voice over IP” offers.

5.2.2.2.5 Directories component

The Directories component includes all the activities relating to the publishing of printed and on-line directories, their distribution, the sale of advertising space, the selling of marketing data and the creation of Internet sites for advertisers.

The activities include the following services:

-	PagesJaunes, providing access to professional subscribers (PagesJaunes in its printed version, Internet version pagesjaunes.fr, PagesJaunes Minitel 3611, PagesJaunes is also available on WAP and WAP GPRS color);

-	the Directory, enabling an alphabetical search of an individual or a company (formerly White Pages);

-	Qui Donc (reverse research directory present on the WAP service and WAP GRPS color, in the paying services on the Group’s Internet Portals: wanadoo.fr and “voila.fr” and also accessible from pages.jaunes.fr and quidonc.fr);

-	Kompass products (worldwide database of company information accessible on the Internet, Intranet, CD-Rom, printed media and Minitel);

-	PagesPro (professional printed directory on the Internet or on CD-Rom);

-	Internet website creation;

-	Wanadoo Data (direct marketing, marketing of files concerning individuals and businesses and hosting services for data bases, for computer processing of addresses, emailing, data improvement and analysis of customer files);

-	activities abroad, especially QDQ in Spain (sale of advertising in the printed directory “la Guia Util” and on the Internet at qdq.com);

-	Mappy (formerly Wanadoo maps, online geographical services and services that provide photographs of municipalities/cities).

5.2.2.2.5.1 Operating indicators of the Directories component

The following table sets forth the operating indicators for the Directories component:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	984	917	918	7.3%	7.3%

Operating income before depreciation and amortization	413	334	335	23.7%	23.2%
Operating income before depreciation and amortization/Revenues	42.0%	36.4%	36.5%

Operating income	403	322	322	25.3%	25.0%
Operating income/Revenues	41.0%	35.1%	35.1%

CAPEX	8	11	11	(27.5)%	(27.5)%
CAPEX/Revenues	0.8%	1.2%	1.2%

Operating income before depreciation and amortization less CAPEX	406	323	324	25.4%	24.9%

Average number of employees (full-time equivalent)	4,233	4,259	4,268	(0.6)%	(0.8)%

5.2.2.2.5.2 Revenues of the Directories component

The following table sets forth, revenues for the Directories component for 2003 and 2004:

	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Directories revenues (€ millions)	984	917	918	7.3%	7.3%

Number of Internet advertisers (in thousands)	333	278	278	19.8%	19.8%

Revenues for the Directories component amounted to €984 million at December 31, 2004, an increase of 7.3%, compared with December 31, 2003 on both a historical and comparable basis. This growth was due to:

-	the improvement of the offer for both printed directories and online services, as a result of the successful launching of innovative advertising formats;

-	the increase in average revenues per advertiser;

-	the acquisition of new customers;

-	the increase in tariffs, to a lesser extent.

■	PagesJaunes in France

Revenues for PagesJaunes, in France, amounted to €908 million at December 31, 2004 compared to €848 million at December 31, 2003 (on a comparable basis), an increase of 7.2%. The improvement in PagesJaunes France’s activities led by the 22.2% increase in revenues from online services and an increase of 4.0% in printed directories, partially offset by the decline in revenues from other activities:

-	revenues for printed directories increased from €595 million at December 31, 2003 to €619 at December 31, 2004 (on a comparable basis), as a result of the launching of new advertising formats for the printed directories (publication of a pocket edition for Paris in May 2004, in particular) and the development of advertising products resembling local posters.

-	revenues for online services amounted to €255 million at December 31, 2004, compared to €208 million at December 21, 2003 (on a comparable basis) and accounted for almost 28% of revenues for PagesJaunes in France for 2004, compared with 25% in 2003. This growth results principally from the 55% increase in revenues of pages.jaunes.fr during that period, from the enhancement of product lines such as the “Totem” poster offers from pages.jaunes.fr, as well as an increase in tariffs that was lower than the increase in visitors. The average number of monthly visitors to pages.jaunes.fr rose from 21.3 million in 2003 to 31.9 million in 2004, an annual increase of 50%.

-	revenues from other activities decreased from €44 million at December 31, 2003 to €35 million at December 31, 2003 (on a comparable basis) a drop of 21.2% due to the significant decrease in sale prices imposed on France Telecom in September 2003 for the sale of on-demand access.

■	International activities and other subsidiaries

Revenues for international activities and for the other subsidiaries improved by 8.4% compared to the end of 2003, reaching €76 million on a comparable basis at December 31, 2004. This growth was principally due to the improvement in revenues of the subsidiary QDQ Media in Spain:

-	revenues for QDQ Media improved 13.9% at December 31, 2004, reaching almost €37 million, compared to the end of 2003, on a comparable basis. This growth results from the development of the average revenue per advertiser on the printed version and the doubling of revenues from qdq.com’s Internet activities;

-	revenues from other subsidiaries, including Kompass France, Wanadoo Data and Mappy, which increased by 3.8% between 2003 and 2004, reaching €39 million.

5.2.2.2.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the Directories component

■	Operating Income before depreciation and amortization

Operating income before depreciation and amortization increased by 23.7% on a comparable basis (23.2% on a historical basis), from €334 million at December 31, 2003, to €413 million at December 31, 2004. This improvement was achieved essentially (i) from the sustained growth of revenues, and (ii) better control over publication costs (paper, printing and distribution of the directories), as well as by making better use of the pagination of the directories, economies of scale on purchases of paper and print costs and (iii) a favorable “price effect” on paper.

In Spain, QDQ confirmed its recovery, taking advantage of its revenue growth and its restructuring plan, which was completed at the beginning of 2004. In relation to revenues, operating income before depreciation and amortization increased from 36.5% on a historical basis (36.4% on a comparable basis) at December 31, 2003 to 42.0% at December 31, 2004, an increase of approximately 5 points.

■	Operating income

On a historical basis, operating income increased by €81 million, from €322 million at December 31, 2003 to €403 million at December 31, 2004, an increase of 25.0% (25.3% on a comparable basis).

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets remain very low on a structural basis at the Group level. Between December 31, 2003 and December 31, 2004, investments in tangible and intangible assets of this component decreased by 27.5%, from €11 million on a historical and comparable basis at the end of 2003 to €8 million at the end of 2004, which represents less than 1% of revenues.

❖❖❖❖❖

5.2.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The Fixed Line, Distribution, Networks, Large Customers and Operators segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchasing), and the information system component.

5.2.2.3.1 Operating indicators for the fixed line, distribution, networks, large customer and operators segment

The following table presents operating indicators for the Fixed line, distribution, networks, large customer and operators segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	21,681	21,749	21,761	(0.3)%	(0.4)%

Operating income before depreciation and amortization	7,956	7,634	7,590	4.2%	4.8%
Operating income before depreciation and amortization/Revenues	36.7%	35.1%	34.9%

Operating income	4,986	4,293	4,066	16.1%	22.6%
Operating income/Revenues	23.0%	19.7%	18.7%

CAPEX	1,439	1,353	1,356	6.3%	6.2%
CAPEX/Revenues	6.6%	6.2%	6.2%

Operating income before depreciation and amortization less CAPEX	6,517	6,281	6,234	3.7%	4.5%

Average number of employees (full-time equivalent)	113,550	120,038	120,037	(5.4)%	(5.4)%

The following table sets forth the transition of figures for the Fixed Line, Distribution, Networks, Large Customers and Operators segment on a historical basis to figures on a comparable basis for the 2003 financial year. As there were virtually no changes in the scope of consolidation, the impact on the figures on a comparable basis relate mainly to changes in accounting methods and exchange rate fluctuations:

(€ millions)	Variations(1) on a comparable basis
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	21,761	7,590	4,066	1,356	6,234	120,037

Changes in the scope of consolidation	(1)	1	1	(1)	2	0
Other changes(2)	(1)	(2)	168	(1)	(1)	1
Exchange rate fluctuations(3)	(10)	45	58	(1)	46	0

2003 figures on a comparable basis	21,749	7,634	4,293	1,353	6,281	120,038
(1)	Before elimination of inter-segment transaction figures.

(2)	Of which, (i) a positive impact on operating income of €211 million from the amortization of actuarial adjustments of the early retirement plan (see section 5.2.1.4.2 “Amortization of actuarial adjustments in the early retirement plan”), and (ii) a negative impact on operating income of €39 million from the consolidation of vehicles used in the context of receivables securitization programs (see Note 2 of the Notes to the Consolidated Financial Statements).

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

5.2.2.3.2 Revenues from the fixed line, distribution, networks, large customers and operators segment

The following table sets forth revenues for the Fixed Line, Distribution, Networks, Large Customer and Operators segment for the years ended December 31, 2004 and 2003, in addition to the variation between the periods, expressed as percentages:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Consumer Services	10,866	11,284	11,304	(3.7)%	(3.9)%
Business Services	6,394	6,706	6,695	(4.7)%	(4.5)%
Carrier Services	3,940	3,365	3,367	17.1%	17.0%
Other revenues	481	394	395	21.9%	21.7%

Fixed Line, Distribution, Networks, Large Customers and Operators revenues	21,681	21,749	21,761	(0,3)%	(0,4)%

Revenues from the Fixed Line, Distribution, Networks, Large Customers and Operators segment decreased by 0.3% on a comparable basis in 2004 (0.4% on a historical basis). The significant improvement compared to the preceding year (a decrease of 2.4% for 2003 on a comparable basis) was related to the rapid development of ADSL access and the unbundling of broadband telephone lines. At December 31, 2004, the total number of customers with access to ADSL and unbundled lines (including partially and completely unbundled lines) amounted to 6.3 million compared to 3.3 million a year earlier, an increase of 89%.

At the same time, revenues from traditional telephone services (subscriptions and calling packages) in the Consumer and Business markets recorded a decrease of 6.6% on a comparable basis (6.5% on a historical basis), principally linked to the 8.8% decrease in the volume of telephone traffic (switched voice services), reflecting both the loss of market share and the market decline in terms of interconnections. With regard to local traffic, France Telecom’s market share amounted to 71.3% in December 2004, compared to 75.8% in 2003, a decline of 4.5 points in 2004. On the long-distance communications market, France Telecom’s market share amounted to 59.6% in December 2004, compared with 61.8% in December 2003, which reflects an annual decline of 2.2 points in 2004. Similarly, the global market for telephone communications, measured by interconnection rates, experienced a decline of 4.2% in 2004.

Revenues from telephone subscriptions in the Consumer and Business markets decreased 1.1% on a comparable basis (1.3% on a historical basis) as a result of the negative impact resulting from the unlisted number option becoming a free service as of August 6, 2003 and the 0.5% decrease in the number of telephone lines (excluding completely unbundled lines). At December 31, 2004, the number of telephone lines reached 33.7 million compared with 33.9 million at December 31, 2003. The effects were partially offset by the regular development of additional options and services that are complementary to the standard subscription.

Including completely unbundled lines, the number of telephone lines totalled 33.8 million at December 31, 2004, an annual decrease of 0.2%, following a decrease of 0.6% in 2003.

5.2.2.3.2.1 Revenues from Consumer Services

The following table sets forth revenues and other operating data for Consumer Services for the years ended December 31, 2004 and 2003, in addition to the variation between the two expressed as a percentage:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Subscription fees	4,079	4,105	4,106	(0.6)%	(0.7)%
Telephone communications	3,580	3,978	3,964	(10.0)%	(9.7)%
Online services and Internet access	1,015	902	973	12.6%	4.3%
Other consumer services	2,192	2,299	2,260	(4.7)%	(3.0)%

Consumer services revenues	10,866	11,284	11,304	(3.7)%	(3.9)%

Number of consumer telephone lines(1) (2) (in millions)	27.5	–	27.6	–	(0.6)%

Voice traffic of consumer subscribers (in billions of minutes)	53.9	–	59.2	–	(8.8)%

Number of prepaid communication subscriptions and price plans(2) (in millions)	10.6	–	9.0	–	17.2%
Of which:
Number of prepaid communication subscribers(2) (in millions)	8.7		8.8		(1.4)%

Consumer traffic for online services and narrowband Internet access (in billions of minutes)	21.0	–	23.3	–	(10.0)%

Number of Consumer subscriptions to ADSL(2) (in thousands)	2,933	–	1,738	–	68.8%
(1)	This number includes analog (standard) lines (excluding completely unbundled lines) and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, a decrease of 1.5%.

(2)	At the end of the period.

■	Consumer subscriptions

The 0.6% decrease on a comparable basis of consumer subscriptions (0.7% on a historical basis) is due to the unlisted number option becoming a free service as of August 6, 2003 and the 0.6% decline in the number of telephone lines. These effects were partially offset by the regular development of additional options and services complementary to the standard subscription.

■	Consumer telephone communications

Revenues from consumer telephone communications decreased by 10.0% during 2004 on a comparable basis (9.7% on a historical basis). This decrease was due to:

-	the 8.8% decrease in call volume, as a result of both a decrease of France Telecom’s market share and the decline in the overall market based on interconnections;

-	the impact of successive decreases in the average cost of calls to wireless numbers (in July 2003 and March 2004 for calls made to Bouygues Telecom numbers, and in January 2004 for calls to Orange and SFR) compounded by the weaker growth of calls to wireless numbers generally.

Simultaneously, offers for calling packages continued to grow rapidly and accounted for 10.6 million customers at December 31, 2004 (calling packages and subscriptions), particularly due to the success of the unlimited calling offers and “le Plan” launched in June 2004. Calling packages (including unlimited packages) accounted for 28.5% of consumer telephone communications revenues in 2004, compared to 21.2% in 2003, thereby enabling the share of recurring revenues from consumer subscribers to grow significantly. In 2004, revenues from subscriptions and calling packages amounted to 66.6% of all revenues for subscriptions and consumer telephone communications, compared with 60.4% in 2003 and 53.9 in 2002.

■	Online services and consumer Internet access

The 12.6% overall increase in 2004 of revenues from online services and consumer Internet access was linked to the development of wholesale sales of ADSL access to Wanadoo France and to a lesser extent direct sales of ADSL as part of digital television offers and videoconferencing through the telephone. At December 31, 2004, the number of consumer ADSL accesses sold amounted to 2.933 million compared with 1.738 million a year earlier. The impact of this development was partially offset by the decline in the number of narrowband Internet offers and the decrease in revenues from the Teletel data communication kiosk services, reflecting the downward trend of telematic traffic, which decreased by 26.2% in 2004.

■	Other consumer services

Revenues from other consumer services decreased 4.7% on a comparable basis (a decrease of 3.0% on a historical basis) during 2004 due mostly to the 16.6% decrease in revenues from payphone services and telephone card services, which reflected the 19.8% decrease in the traffic volume for these services. The remainder of the decrease related to revenues from the network distribution services of the agencies in France, furnished to other partners of the France Telecom Group (principally Orange France and Wanadoo France) for the marketing of their services.

Revenues from “equipment sales and rentals” remained stable compared to the previous year. The increase in sales of wireless equipment (handsets, accessories and Mobicarte recharges) offset the downturn in the sale and rental of equipment for fixed line services.

Revenues from cable television increased by 5.7% on both a historical and comparable basis, with 2.0% growth in the number of subscribers (872,000 at December 31, 2004, compared with 855,000 a year earlier).

5.2.2.3.2.2 Revenues from business services

The following table sets forth revenues and operating data for business services for the years ended December 31, 2004 and 2003, in addition to the variations between the periods expressed as percentages:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Business fixed line telephony	3,011	3,327	3,327	(9.5)%	(9.5)%

Business networks	2,509	2,531	2,526	(0.9)%	(0.7)%

Other business services	874	848	842	3.1%	3.8%

Business services revenues	6,394	6,706	6,695	(4.7)%	(4.5)%

Number of business telephone lines(1)(2) (in millions)	5.9	–	5.9	–	(0.0)%

Voice traffic of business subscribers (in billions of minutes)	19.6	–	21.5	–	(8.5)%

Business traffic in online services and low speed Internet access (in billions of minutes)	13.3	–	19.5	–	(31.8)%

Total number of permanent accesses to data networks(1) (in thousands)	235.2	–	227.0	–	3.6%

Of which:
Number of IP-VPN accesses(1) (in thousands)	169.5	–	150.6	–	12.5%

Total number of leased lines to businesses(1) (in thousands)	189.0	–	231.2	–	(18.3)%
(1)	At the end of the period.

(2)	This number includes analog (standard) lines (excluding completely unbundled lines) and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2004 was 3.8 million, an annual increase of 0.7% compared with 2003.

■	Business fixed line telephony

The 9.5% decline in revenues for business fixed line telephony during 2004 (on both a historical and comparative basis) was related to (i) the 15.8% decrease on a comparable basis of revenues from business telephone communications (a decrease of 15.3% on a historical basis), (ii) the 2.7% decrease on a comparable basis of revenues from business subscriptions (a decrease of 3.3% on a historical basis), and (iii) the 1.6% decrease on a comparable basis (1.5% on a historical basis) of revenues from online business services.

Revenues from business telephone communications contributed approximately half of the revenues from business fixed line telephony in 2004. The decrease of 15.8% on a comparable basis recorded in 2004 was linked to:

-	the effect of the decrease in the cost of calls to wireless numbers which occurred in 2003 and 2004, and the effects of discounted pricing for businesses; and

-	the decrease in call volume as a result of both a decrease of France Telecom’s market share and the decline in the overall market based on interconnections.

Business telephone subscriptions amounted to approximately 44% of the revenues from business fixed line telephony in 2004. The 2.7% decrease in revenues from Business subscriptions (on a comparable basis) was related to the unlisted number option becoming a free service on August 6, 2003 and to the implementation of more attractive offers with volume discounts in more densely populated zones. Moreover, the number of equivalent telephone lines, which amounted to 5.9 million at December 31, 2004, remained stable compared to 2003.

Online business services are primarily composed of the Audiotel telephone kiosk activities, which include electronic information services available by telephone, such as home banking services and weather reports. Revenues from online business services decreased by 1.6% during 2004. The increase in fees passed on to providers of the telephone kiosk services (such fees are deducted from the gross call revenues) was partially offset by the 1.7% increase in traffic volume.

■	Business networks

Revenues from business networks decreased by 0.9% on a comparable basis (a decrease of 0.7% on a historical basis). The 10.4% decrease in revenues from leased lines (€561 million at December 31, 2004) was largely offset by a 0.8% increase in revenues for data network solutions (€1,823 million in 2004) and growth of 29.9% (on a comparable basis) of other business services which reached €125 million in 2004.

The 10.4% decrease in revenues from leased lines reflected the migration of businesses toward network data solutions integrating additional services to the leasing of simple infrastructures. Between the end of December 2003 and the end of December 2004, the overall annual decrease in lines leased by businesses was 18.3%, which relates to analog and digital low and medium speed lines, and in particular, 64-128 kilobits per second lines. These lines are being progressively replaced by DSL access for businesses. Moreover, there has been growth in very high speed services, promoted by the Interlan range of products, which offers an interconnection service to locally managed networks.

As regards data network solutions, an acceleration in the phenomenon of migration in technologies has occurred. The managed data networks increased by 4% in 2004. Within these networks, there has been a decrease in traditional data network products (principally, the switching of X25 packets), more than offset by the strong growth in IP-VPN products.

The 29.9% increase on a comparable basis of other business services is related to the rapid development of outsourcing, which increased significantly by 48% in 2004.

■	Other business services

Revenues from other business services recorded a total increase of 3.1% during 2004 on a comparable basis. The increase in revenues from equipment sales and rentals (mainly business switches and videoconferencing equipment) and from distribution commissions relating to sales completed on behalf of other entities within the France Telecom Group was partially offset by the downturn in audiovisual activities in France.

5.2.2.3.2.3 Revenues from carrier services

Network and operator services include (i) interconnection operations in France with other domestic operators, (ii) services provided in France to international operators (completion of calls from incoming international traffic and transit services), and (iii) other networks and operator services, including, in France, wholesale sales of ADSL access to third-party Internet access providers and data services to operators and services related to the unbundling of telephone lines in France. In addition, it includes backbone networks outside of France, satellite services, the laying and maintenance of submarine cables and management and network engineering.

The following table sets forth the revenues and principal operating indicators for the network and operator component for the years ended December 31, 2004 and 2003, in addition to the variations between the periods expressed as percentages:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Domestic interconnection	1,242	1,219	1,206	2.0%	3.0%

International operator services	658	570	574	15.4%	14.5%

Other carrier services	2,039	1,576	1,586	29.4%	28.6%

Carrier services revenues	3,940	3,365	3,367	17.1%	17.0%

Domestic voice interconnection traffic (in billions of minutes)	48.6	–	42.9	–	13.1%

Internet interconnection traffic (in billions of minutes)	27.2	–	33.9	–	(19.7)%

Incoming international traffic (in billions of minutes)	3.9	–	3.7	–	7.1%

Number of ADSL access lines sold to third-party IAPs including inter-company sales(1) (in thousands)	1,769	–	1,320	–	34.0%

Number of unbundled lines(1) (in thousands)	1,591	–	276	–	ns
Of Which:
Number of Partially unbundled lines(1) (in thousands)	1,496	–	272	–	ns
Number of fully unbundled lines(1) (in thousands)	95	–	4	–	ns
(1)	At the end of the period.

Revenues relating to networks and operators increased by 17.1% during 2004 on a comparable basis (17% on a historical basis), due to the strong growth in the unbundling of telephone lines and in wholesale sales of ADSL access lines. Added to this was the growth in services to international operators, and, to a lesser extent, revenues from domestic interconnection.

■	Domestic interconnection

Revenues from domestic interconnection increased by 2.0% during 2004, due to strong growth in traffic to special numbers, or the use by France Telecom customers of numbers assigned to data gatherers by third-party operators (for example, the consultation of weather services and traffic conditions).

Concurrently, interconnection revenues for narrowband offers decreased by 27.8% annually, thus explaining the 19.7% decline in traffic volume. This is also the result of the rapid migration to broadband use of the Internet and the increasing share of Internet interconnection offers, which are more appealing than regular billing by duration.

Revenues from fixed to wireless interconnections also decreased significantly (by 26.3%), as a result of the decrease in the cost of wireless call termination since April 1, 2004 and the direct interconnection of wireless operators in Réunion Island.

Finally, revenues from national interconnection of “voice” traffic, which amounted to 70% of the total revenues for domestic interconnection, increased by 0.9%. The impact of the decreases in the domestic interconnection rates and the development of a direct link to the subscriber switching systems of third-party operators (less profitable for France Telecom) were more than offset by the 13.1% increase in the volume of traffic.

■	International operator services

Revenues from international operator services increased by 15.4%, mainly due to the very significant growth of revenues from transit services (leases of circuits and forwarding of calls) related to the implementation of an aggressive marketing strategy since the second half of 2003. Transit services with subsidiaries in the other international and Orange segments have equally experienced growth during 2004, increasing by 3.6%.

At the same time, revenues from incoming traffic, which accounted for approximately 40% of the revenues from International Operator Services in 2004, decreased by 3.8%. The impact of the decrease in the average price of the fees for incoming calls billed by France Telecom to international operators was partially offset by the impact of the 7.1% growth in incoming international traffic.

■	Other network and operator services

The	29.4% increase on a comparable basis (a 28.6% increase on a historical basis) in revenue from Other Network and Operator services was mainly generated by:

-	sustained growth of wholesale sales of ADSL access to third-party Internet access providers. The number of ADSL accesses sold to third-party Internet access providers increased by 33.3% in a year, reaching 1.5 million accesses at December 31, 2004 compared with 1.1 million accesses at December 31, 2003;

-	the rapid development of unbundled telephone lines: at December 31, 2004 the number of unbundled lines amounted to 1.6 million (of which 95,000 were completely unbundled). A year earlier there were 276,500 lines (of which 3,800 were completely unbundled);

-	the growth in data services to operators generated by the development of very high speed connections on fiber optic cables and by Turbo DSL access.

The impact of this rapid growth was partially offset by the decrease in revenues from service contracts with satellite operators as a result of France Telecom’s gradual withdrawal from its aerospace activities, and in services related to the laying and maintenance of underwater cables, a highly competitive sector.

5.2.2.3.2.4 Other revenues

Other revenues of the Fixed Line, Distribution, Networks, Large Customers and Operators segment include revenues generated by (i) the increase in value of research and development activities (revenues from licenses and software) and (ii) information system consulting and engineering services for telecommunications operators. In addition, other revenues includes revenues from services billed to subsidiaries from other segments for services, in particular (i) computing services, as part of the pooling of the Group’s information systems and (ii) property rentals.

The table below sets forth the revenues for the other revenues component for the periods ended December 31, 2004 and 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues from Other revenues	481	394	395	21.9%	21.7%

The 21.9% increase on a comparable basis of revenues from other revenues in 2004 (21.7% on a historical basis) was:

-	linked to the development of computer services for the subsidiaries of other segments and, to a lesser extent, to revenues from the rental of premises to those subsidiaries; and

-	partially offset by the significant decline in information system consulting and engineering activities for telecommunication operators;

At the same time, research and development revenues remained at a level comparable to that of the preceding six-month period and totalled approximately 24% of revenues from other revenues for 2004.

5.2.2.3.3 Operating income before depreciation and amortization, operating income and investments in tangible and intangible assets of the fixed line, distribution, networks, large customers and operators segment

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization for the Fixed Line, Distribution, Networks, Large Customers and Operators segment in 2003 amounted to €14,170 million on a historical basis, and €14,115 million on a comparable basis, compared with €13,725 million in 2004 representing a decrease of 3.1% on a historical basis and 2.8% on a comparable basis.

On a comparable basis, the decrease, a savings of €390 million, was mainly the result of:

-	the decrease of labor costs essentially related to the decline in the headcount of the Fixed Line, Distribution, Networks, Large Customers and Operators segment;

-	the decline of external charges due to the reduction of purchases and payments to operators.

These savings were partially offset by the increase:

-	of commercial expenses resulting from the increase of commissions and distribution subsidies (indirect sales channels) and the renewed effort in advertising and promotions. These expenses were related to the launch of new fixed line offers;

-	in the amount of the rents, following transactions for the sale of property assets during 2002 and 2003, in addition to the increase of such rents; and

-	outsourcing, which reflects the efforts to strengthen the call centers which ensure after-sale and customer services.

Operating income before depreciation and amortization for this segment increased by 4.8% on a historical basis and by 4.2% on a comparable basis. The savings achieved offset the decrease in revenues. Operating income before depreciation and amortization as a percentage of revenues increased from 34.9% at the end of December 2003 on a historical basis, and 35.1% on a comparable basis, to 36.7% at the end of December 2004.

■	Operating income

On a historical basis, operating income increased by 22.6%, reaching €4,986 million at December 31, 2004. This strong growth reflected the improvement in operating profitability of the segment and the fact that the actuarial adjustments to the early retirement plan were not amortized because of the change in accounting methods which occurred at the beginning of 2004. On a comparable basis, operating income for the Fixed Line, Distribution, Networks, Large Customers and Operators segment increased by 16.1%.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets increased in 2004 by 6.2% on a historical basis, reaching €1,439 million (an increase of 6.2% on a comparable basis). Overall, investments in 2004 increased by €86 million. This increase relates primarily to investments for information technology equipment, real estate and unbundling.

The most significant investments showing an increase (on both a historical and a comparable basis) at December 31, 2004 were:

-	information technology: increased by €27 million, or 9.0%, as a result of the pooling (the rollout of information management) of part of the Group’s IT management and purchasing; and

-	real property: increased by €30 million, or 56.9%. This growth was tied to the launch of a plan to relocate and group the sales agencies.

During 2004, network investments, which amounted to 66% of investments in tangible and intangible assets of the Fixed Line, Distribution, Networks, Large Customers and Operators segment, decreased by €15 million, or 1.5% compared to 2003 on both a historical and comparable basis. This decline was due to:

-	the 26.9% decrease in the level of investments relating to the Internet and broadband during 2004. They represented 26% of network investments at the end of December 2004 as compared to 35% at the end of December 2003, on both a historical and comparable basis. This change was due to the decrease in the unit price of ADSL equipment between 2001-2004, as well as to the increase of the penetration rate, which has provided a beneficial occupancy of broadband equipment. The strong growth in the ADSL customer base amounted to more than 1.6 million at December 31, 2004, compared to December 31, 2003. The customer base with ADSL access (excluding unbundling) was about 4.7 million at the end of December 2004.

-	the €38 million increase in investments for other network equipment (local loop, shared network resources, fixed switching network, other networks, cable networks and miscellaneous) or 13.1% in 2004 on both a historical and comparable basis. This increase was mainly due to the acceleration of the unbundling activity (local loop, technical environment) and relates particularly to renewal equipment linked to the roll-out of broadband networks.

❖❖❖❖❖

5.2.2.4 EQUANT SEGMENT

The Equant segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced one of the leaders in the field of global communications services for multinationals. Equant combines its expertise in network services – with a presence in 220 countries and territories and locally based assistance in more than 149 countries – with an extensive value-added offer enabling it to provide integrated and personalized solutions.

At December 31, 2004, France Telecom held 54.13% of Equant’s share capital.

The Equant segment groups its activities into the following areas:

-	network services, including, in particular, direct sales and indirect sales through Radianz, Deutsche Telekom, Sprint and other distribution channels;

-	integration services including (i) services related to the supply and deployment of equipment, (ii) email, hosting and security services, and (iii) other integration services;

-	the convergence and affiliation fees, principally, the supply of voice services and rendering of services to France Telecom Transpac;

-	the SITA contract, an exclusivity contract with SITA (an entity responsible for coordinating the needs of airline companies and airports), which contained a clause guaranteeing minimum revenue until June 30, 2003.

5.2.2.4.1 Operating indicators for the Equant segment

The following table sets forth the principal operating indicators of the Equant segment at December 31, 2004 and 2003:

(Euro millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,346	2,374	2,612	(1.2)%	(10.2)%

Operating income before depreciation and amortization	107	222	259	(51.9)%	(58.8)%
Operating income before depreciation and amortization/Revenues	4.5%	9.3%	9.9%

Operating income	(274)	(167)	(168)	(64.3)%	(62.6)%
Operating income/Revenues	(11.7)%	(7.0)%	(6.4)%

CAPEX	189	226	248	(16.1)%	(23.7)%
CAPEX/Revenues	8.1%	9.5%	9.5%

Operating income before depreciation and amortization less CAPEX	(82)	(4)	11	ns	ns

Average number of employees (full-time equivalent)	9,410	9,872	9,872	(4.7)%	(4.7)%

The following table sets forth the transition of figures for the Equant segment on a historical basis to figures on a comparable basis for the 2003 financial year, including Euro/US dollar exchange rate fluctuations:

(Euro millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	2,612	259	(168)	248	11	9,872

Exchange rate fluctuations(2)	(238)	(37)	1	(22)	(15)	0

2003 figures on a comparable basis	2,374	222	(167)	226	(4)	9,872
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

5.2.2.4.2 Revenues for the Equant segment

On a historical basis, revenues decreased by 10.2%, amounting to €2,346 million in 2004 due to the significant fluctuations in the Euro/US dollar exchange rate.

Revenues decreased by 1.2% on a comparable basis from 2003, reflecting the decline in Equant’s network services revenues, only partially offset by increases in other lines of business.

To eliminate the impact of exchange rate fluctuations, the following comments are based on figures expressed in US dollars, as reported by Equant.

Accordingly, as at December 31, 2004, the Equant segment’s revenues amounted to US$2,914 million, a decrease of 1.2% as compared to 2003. This decline was due to the following factors:

-	the decrease in revenues from network services, reflecting severe ongoing pricing pressures in the connectivity market, as well as the impact of customers moving away from legacy data products towards cheaper IP-based products;

-	a significant increase in revenues from integration services and convergence solutions and fee activities during 2004, as Equant’s transformation to a provider of integrated communications solutions has gathered pace and strengthened its position with regard to value-added services for multinational businesses;

-	the reduction in revenues from the SITA contract, largely reflecting the impact of the expiration of the minimum guaranteed revenue clause on June 30, 2003.

■ Revenues from network services

Revenues from the network services line of products is generated by network agreements entered into through direct and indirect distribution channels and also includes related consulting services included in the agreements.

In 2004, revenues for network services decreased by 6.5% to US$1,502 million. Revenues increased in Europe, which only partially offset the decrease in revenues in North America, as customers moved to lower cost IP solutions. The strong pricing pressures observed in 2003 continued in 2004.

Revenues generated by direct sales (including sales with France Télécom Transpac) decreased by 4.5% in 2004 compared to 2003 and amounted to US $1,287 million, whereas revenues generated by indirect distribution channels decreased by 17% to US $215 million during the same period. The decrease in revenues was principally due to Sprint, Deutsche Telekom and Radianz.

Equant has proceeded with the extension of its IP-VPN network after the integration of access by satellite and access by DSL technology, thereby enabling it to increase its customer base. Accordingly, in 2004, the number of DSL connections increased from 688 to 2,305. At December 31, 2004, Equant provided DSL services in 55 countries, demonstrating its capacity for growth in the most dynamic sector of the market.

■ Revenues from integration services

The Equant segment’s integration services line of products is comprised of integration services, email/messaging services, hosting services, security services and the distribution of equipment for networks. Integration services include network engineering activities and installation and maintenance services relating to network equipment.

Revenues for integration services increased by 24.6% during 2004 (US$594 million) as compared to 2003, mainly due to a 38.8% increase in revenues from the provision and deployment of equipment, with strong growth in Europe, the Middle East and Africa. Messaging, Hosting and Security revenues grew by 12.9% in 2004 as compared with 2003, benefiting from increased activity outside France and the positive effects of currency movements on the Equant segment. Revenues from other integration services increased by 19.9%, reflecting the capacity of Equant to integrate services in its product offers, despite the decrease in revenues from desk-top maintenance services, notably in the United States.

■ Revenues from convergence and affiliation fees

Revenues from convergence solutions and fees amounted to US $268 million for the year ended December 31, 2004, an increase of 19.4% compared to the year ended December 31, 2003. This growth reflected the increase in revenues from voice services, which typically form a significant element of outsourcing solutions, as well as an increase in fees generated from France Télécom Transpac for the use of its network.

With a view to increasing its IP-VPN customer base, Equant is continuing to pursue the international development of “voice over IP” services, intended for businesses, thereby offering them an integrated network and a common means of access.

■ Revenues from the SITA agreement

Revenues relating to the SITA agreement amounted to US $550 million, a 14.2% decrease compared to revenues for the year ended December 31, 2003. Revenues from SITA were principally impacted by (i) the termination of the guaranteed minimum revenue clause and (ii) the movement of clients towards less costly Internet solutions.

5.2.2.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Equant segment

The differences between the figures on a historical basis at December 31, 2003 and the figures at December 31, 2004 on a comparable basis relate solely to exchange rate fluctuations in the US dollar compared to the Euro.

■ Operating income before depreciation and amortization

On a historical basis, operating income before depreciation and amortization decreased by 58.8% from €259 million for the year ended December 31, 2003 to €107 million for the year ended December 31, 2004.

On a comparable basis, operating income before depreciation and amortization decreased by 51.9% from €222 million for the year ended December 31, 2003 to €107 million for the year ended by December 31, 2004. Accordingly, as a percentage of revenues, operating income before depreciation and amortization decreased 4.8 points amounting to 4.5% for 2004 (compared to 9.3% in 2003 on a comparable basis). This change reflected a decrease in revenues from historical data product lines, only partially offset by a reduction in selling, general and administrative costs, labor costs and other operational expenses.

Significant direct cost savings (for example, international, national, and data termination costs fell by 10.2% during 2004) were achieved. Furthermore, (i) increased costs required to provide additional equipment sales, (ii) a change in the revenue mix as Equant expands its outsourcing capabilities, and (iii) the impact of the end of the SITA minimum revenue guarantee also contributed to a decrease in the margin rate for operating income before depreciation and amortization.

■ Operating income

On a historical basis, operating income decreased from an operating loss of €168 million for the year ended December 31, 2003 to an operating loss of €274 million a year later, a decrease of 62.6%.

On a comparable basis, operating loss increased by 64.3%. This increased loss reflected the reduction in operating income before amortization, partially compensated by a 2% reduction (accounting for €8 million) in depreciation and amortization of tangible and intangible assets.

■ Investments in tangible and intangible assets

Investment in tangible and intangible assets has declined significantly: on a historical basis, it declined by 23.7% from €248 million at December 31, 2003 to €189 million at December 31, 2004.

On a comparable basis, this decrease amounted to 16.1%. The most significant tangible and intangible investment items at December 31, 2004 were:

-	“other networks” for a total €89 million, a decrease of 11.0%;

-	“software licenses” for a total of €5 million, a decrease of 74.5%; and

-	“indefeasible right of use” for a total of €6 million, a decrease of 83.6%.

5.2.2.5 TP GROUP SEGMENT

TP Group has been fully consolidated since April 2002. The TP Group segment includes TP S.A., the historic Polish operator, PTK Centertel, for mobile operations, and other subsidiaries.

At December 31, 2004, the consortium formed by France Telecom and Kulczyk Holding held 47.5% of TP S.A.

5.2.2.5.1 Operating indicators for the TP Group segment

The following table sets forth the principal operating indicators of the TP Group segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	4,106	4,041	4,164	1.6%	(1.4)%

Operating income before depreciation and amortization	1,845	1,808	1,859	2.0%	(0.8)%
Operating income before depreciation and amortization/Revenues	44.9%	44.7%	44.7%

Operating income	872	868	890	0.5%	(2.0)%
Operating income/Revenues	21.2%	21.5%	21.4%

CAPEX	717	858	884	(16.4)%	(18.8)%
CAPEX/Revenues	17.5%	21.2%	21.2%

Operating income before depreciation and amortization less CAPEX	1,128	950	975	18.7%	15.5%

Average number of employees (full-time equivalent)	36,826	43,297	43,451	(14.9)%	(15.2)%

The following table sets forth the transition of figures for the TP Group segment on a historical basis to figures on a comparable basis for the 2003 financial year. The changes in the scope of consolidation result from the exit from the scope of consolidation of Wirtualna Polska from April 1, 2004, with effect from April 1, 2003 in the comparable accounts.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	4,164	1,859	890	884	975	43,451

Withdrawal from the scope of consolidation	(4)	2	4	(0)	2	(154)
Exchange rate fluctuations(2)	(119)	(53)	(26)	(25)	(28)	0

2003 figures on a comparable basis	4,041	1,808	868	858	950	43,297
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate of the Polish zloty in 2003 and the average exchange rate of the zloty in 2004.

5.2.2.5.2 Revenues from the TP Group segment

The following table sets forth revenues from the TP Group segment by activity:

(Euro millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Fixed line services	2,981	3,157	3,250	(5.6)%	(8.3)%
Wireless services	1,246	996	1,025	25.2%	21.6%
Other services	73	68	76	8.1%	(3.0)%
Inter-segment eliminations	(195)	(180)	(187)	(8.4)%	(4.2)%

TP Group revenues	4,106	4,041	4,164	1.6%	(1.4)%

Total number of active customers (in thousands)
Of which:
Fixed line customers	11,362	11,118	11,127	2.2%	2.1%
Wireless customers	7,440	5,702	5,702	30.5%	30.5%
Broadband Internet customers (ADSL + SDI(1))	684	240	238	185.0%	187.4%
(1)	SDI: high speed Internet access technology.

The exchange rate fluctuations in the Euro/Polish zloty had a negative impact between 2004 and 2003 (on average €1 = 4.52 zloty for the twelve months of activity in 2004 compared to €1 = 4.39 zloty in 2003).

As a result of depreciation of the Polish zloty, TP Group’s revenues for 2004 declined by 1.4% on a historical basis to €4,106 million.

On a comparable basis, TP Group revenues for the year 2004 increased by 1.6%, from €4,041 million in 2003 to €4,106 million in 2004. The increase was attributable to (i) 25.2% growth in revenues for the mobile segment and (ii) 8.1% growth in revenues for other subsidiaries, partially compensated by the 5.6% decline in revenues for the fixed line segment.

■ Revenues from fixed line services

Revenues from fixed line services amounted to €2,981 million at December 31, 2004, compared to €3,250 million the preceding year on a historical basis, and €3,157 million on a comparable basis. This decline was mainly due to a decrease in fixed voice revenues (mainly voice traffic), which was partially offset by growing revenues from services such as broadband Internet access, data transmission and leased lines as well as slight increase in wholesale activities.

TPSA experienced declines in voice traffic and installation revenues, which was partially offset by the increase in monthly subscription revenues and interconnection revenues. Lower voice traffic revenues were mainly an effect of (i) increasing fixed-to-mobile substitution and (ii) decline of TP market share, following the market liberalization in the “international long distance” segment in January 2003 and the fixed to mobile sector in October 2003. In addition, revenues from fixed line voice services were impacted by a significant decline in the retail prices of fixed to mobile calls (in February 2003, June 2003 and November 2004) as well as reduction of “international long distance” call prices (in May 2004 and December 2004).

The new and successful fixed line offers, which were launched in November 2003, with higher monthly fees and free minutes have also impacted the revenues mix by lowering traffic revenues and increasing subscription revenues. The growing popularity of the new offer is expected to allow TP to maintain its market share in the voice market.

TP benefited from significant growth of the ADSL customer base by almost 0.5 million as compared to 2003 (from 134 thousand to 631 thousand customers). As a result, TP broadband access revenues in 2004 were almost four times higher than in 2003.

Total data services (including broadband and narrowband, data transmission, and leased lines revenues) delivered double-digit growth of 11.5% percent in 2004, contributing 14.1% to TPSA’s revenues as compared to 11.9% in 2003.

■ Revenues from wireless services

In 2004, revenues from mobile service amounted to €1,246 million and increased by 25.2% as compared to 2003 (21.6% on a historical basis). The increase primarily resulted from 30.5% growth of the PTK Centertel subscriber base. From December 31, 2003, the number of mobile subscribers increased by 1.74 million to 7.44 million as at December 31, 2004.

Since December 31, 2003, PTK Centertel has acquired approximately 716 thousand new contract customers. In order to strengthen its position in the contract segment, PTK Centertel launched a new innovative tariff offer, the flat rate “Jedna idea”, in November 2004.

As a result of fierce competition in the prepaid segment, PTK Centertel reported market share declines in the prepaid segment in the first half of 2004. The new prepaid offer launched in June, 2004 has reversed the trend, and since the third quarter of 2004 PTK Centertel has managed to improve its market share. PTK Centertel’s market share increased from 29.0% in the second quarter to 29.5% in the third quarter and 30.9% in fourth quarter of 2004. The prepaid subscribers’ base increased by 1,026 thousand from December 31, 2003 and amounted to 4,207 thousand as at December 31, 2004 (over one million new subscribers were acquired in the second half of 2004).

As at December 31, 2004, PTK Centertel had 32.0% market share, compared to 32.8% as at December 31, 2003, and maintained the second market position despite the introduction of the new mobile brand “Heyah” by one of its competitors.

■ Revenues from other services

On a historical basis, revenues from other services decreased by 3.0%, to €73 million in 2004, as compared to €76 million in 2003.

In 2004, revenues from other services increased by 8.1% on a comparable basis over 2003 and amounted to €73 million.

5.2.2.5.3 Operating expenses before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the TP Group segment

■ Operating income before depreciation and amortization

Operating income before depreciation and amortization for the TP Group segment decreased from €1,859 million in 2003 on a historical basis to €1,845 million in 2004, a decrease of 0.8%.

On a comparable basis, operating income before depreciation and amortization increased by 2.0% (€1,845 million in 2004, compared to €1,808 million in 2003).

As a percentage of revenues, operating income before depreciation and amortization increased slightly from 44.7% in 2003 (on both a historical and a comparable basis) to 44.9% in 2004.

This was mainly due to the following factors:

-	significant growth in wireless activities accompanied by strict control of fixed costs (similar to the 2003 level) and of variable costs, mainly purchases of terminals and accessories (goods purchased for resale) as well as lower average subscriber acquisition costs (25.5% decrease in 2004);

-	reduction of operating expenses within fixed line operations, mainly related to personnel costs, property and transportation costs as well as decreases in service fees and inter-operator costs. The number of employees declined further following implementation of the restructuring plan and resulted in a 16% workforce reduction of TP S.A. in 2004 as well as a decrease in personnel costs of over 14.4%.

-	improved results recorded by other TP Group subsidiaries.

■ Operating income

On a historical basis, the TP Group segment’s operating income recorded a 2.0% decrease, reaching €872 million as at December 31, 2004 compared to €890 million in 2003.

On a comparable basis, operating income increased by 0.5%, which was lower than the 2.0% growth of operating income before depreciation and amortization, due to the increase in depreciation and amortization expenses. Such expenses increased by 3.4% in 2004, mainly in the mobile segment as a consequence of significant second-generation (GSM) mobile network investments completed in 2002 and 2003.

■ Investments in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, investments in tangible and intangible assets, excluding GSM and UMTS licences, decreased by 18.8%, reaching €717 million as at December 31, 2004 compared to €890 million as at December 31, 2003.

On a pro forma basis, investments in tangible and intangible assets, excluding GSM and UMTS licenses, fell by 16.4% and accounted for 17.5% of revenues in 2004 against 21.2% in 2003.

Between 2003 and 2004 there was a major reduction of overall investments in fixed line activities. This was mainly attributable to lower network and property investments as well as lower IT software and IT license expenditures.

Reductions in investments in 2004 in comparison to 2003 were also reported by mobile operations (in 2002 and 2003 significant investments were made in second-generation mobile networks) and other subsidiaries (due to the implementation of asset optimization programs).

5.2.2.6 OTHER INTERNATIONAL sEGMENT

The Other International segment includes France Telecom’s remaining subsidiaries in the rest of the world, the main activities of which are fixed line telephony services outside France, as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldava, FTM Lebanon, Ikatel in Mali, Sonatel Mobile in Senegal and Mobilecom in Jordan).

5.2.2.6.1 Operating indicators for the Other International segment

The table below sets forth the main operating indicators of the Other International segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	1,346	1,270	1,621	6.0%	(17.0)%

Operating income before depreciation and amortization	448	444	608	1.0%	(26.3)%
Operating income before depreciation and amortization/Revenues	33.3%	35.0%	37.5%

Operating income	234	228	314	2.6%	(25.7)%
Operating income/Revenues	17.4%	17.9%	19.4%

CAPEX	223	160	183	38.9%	21.7%
CAPEX/Revenues	16.6%	12.6%	11.3%
Investments in UMTS/GSM licenses	1	0	0	—	—

Operating income before depreciation and amortization less CAPEX	225	284	425	(20.5)%	(46.9)%

Average number of employees (full-time equivalent)	7,448	8,407	11,007	(11.4)%	(32.3)%

The following table sets forth the transition of figures for the Other International segment on a historical basis to figures on a comparable basis for the 2003 financial year. The changes in the scope of consolidation are:

-	the sale of Casema on January 28, 2003, with effect in the figures on a comparable basis from January 1, 2003;

-	the sale of the public telephone activity in Egypt (Menatel) on September 25, 2003, with effect in the figures on a comparable basis from January 1, 2003; and

-	the sale of the indirect holding in CTE Salvador on October 22, 2003, with effect in the figures on a comparable basis from January 1, 2003.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	1,621	608	314	183	425	11,007
Withdrawal from the scope of consolidation:
CTE Salvador	(269)	(138)	(78)	(14)	(123)	(2,005)
Menatel	(39)	(9)	(4)	(2)	(6)	(297)
Casema	(20)	(7)	1	(2)	(5)	(127)
Total withdrawal from the scope of consolidation	(328)	(154)	(81)	(18)	(136)	171

Other changes in the scope of consolidation	0	4	4	(1)	5	0

Exchange rate fluctuations(2)	(23)	(14)	(9)	(4)	(10)	0

2003 figures on a comparable basis	1,270	444	228	160	284	8,407
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

The following table sets forth the impact of exchange rate fluctuations on a comparable basis:

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX

US Dollar	USD	(4)	(5)	(4)	(2)	(3)
Other currencies		(19)	(9)	(5)	(2)	(7)

Exchange rate fluctuations		(23)	(14)	(9)	(4)	(10)

5.2.2.6.2 Revenues from the Other International segment

On a historical basis, revenues from the Other International segment declined by 17.0%, to €1,346 million, due to significant changes in the scope of consolidation, including the following:

-	the sale of Casema on January 28, 2003;

-	the sale of the payphone operations in Egypt (Menatel) on September 27, 2003, with effect as of January 1, 2003 in the comparable basis figures;

-	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues increased by 6.0% during 2004. This growth was due mainly to (i) growth in wireless services in Mali and in Senegal and to a lesser extent in Jordan and Moldava, generated by the 44.1% growth of the customer base and (ii) the sustained growth of fixed line services in Senegal. This development was partially offset by the decline in revenues of fixed line services in Spain and the Ivory Coast.

At December 31, 2004, the Other International segment had approximately 4.9 million customers, almost 3.0 million of which in the fixed line customer base and 1.9 million in the active wireless base, an overall increase of 21.5% compared with 2003. This increase reflects the 44.1% increase in the number of active wireless customers and the 10.4% increase in the number of fixed line customers (principally from Uni2).

In Mali, revenues of the wireless subsidiary Ikatel, which commenced its activities at the beginning of 2003, have virtually tripled (€63 million in 2004, compared with €24 million in 2003 on both a historical and comparable basis). This increase reflects the strong growth in the number of clients, which increased almost two-fold between December 2003 and December 2004. They represent approximately 18% of the active wireless customer base of the Other International segment, or 336,000 customers at December 31, 2004.

In Moldava, revenues from Voxtel virtually doubled. It increased from €24 million at December 31, 2003 on a historical basis and €22 million on a comparable basis to €41 million at December 31, 2004. Voxtel’s customer base amounted to 458,000 active customers at December 21, 2004.

In the Ivory Coast, revenues from Côte d`Ivoire Télécom decreased by 9.5% in 2004 on both a historical and comparable basis. Concurrently, the fixed line customer base amounted to 225,000 customers at the end of 2004 (a decrease of 33% compared with 2003) and thus represented almost 8% of the Other International segment, compared with 12% in 2003. In November 2004, the disruptions related to the unstable political situation did not result in any damaged assets, but activity was very significantly reduced in the last two months of 2004.

Revenues from Uni2 in Spain decreased by 8.8% (€399 million in 2004 compared with €437 million in 2003 on both a historical and comparable basis), due to (i) the decline of bulk sales of telephone traffic, (ii) the increased unbundling of the local loop, which was partially offset, by (iii) the growth of Internet activities, particularly “dual play” offers (Internet and telephone). In addition, the number of Uni2 customers increased by 20.7% compared with 2003 reaching 2.1 million at December 31, 2004.

5.2.2.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Other International segment

■	Operating income before depreciation and amortization

Compared to 2003 (on a historical basis), operating income before depreciation and amortization decreased substantially by 26.3%, from €608 million to €448 million at December 31, 2004. This decrease reflected changes in the scope of consolidation and exchange rate fluctuations, as described above. As a percentage of revenues, operating income before depreciation and amortization decreased by 4.2 points compared to December 2003 on a historical basis (33.3% in 2004 compared with 37.5% in 2003).

On a comparable basis, operating income before depreciation and amortization increased by 1.0% in 2004. This increase reflects the improved profitability of the operations of subsidiaries in wireless telephony, such as Ikatel (Mali), Sonatel Mobiles (Senegal) and Voxtel (Moldava), partially offset by the decline of fixed line services in Spain and the Ivory Coast. As a percentage of revenues, operating income before depreciation and amortization decreased by two points compared to December 2003 on a comparable basis (33.3% in 2004 compared with 35.0% in 2003).

■	Operating income

On a historical basis, operating income decreased by 25.7%, to €234 million in 2004, as compared with €314 million in 2003. This decrease reflected principally changes in the scope of consolidation and exchange rate fluctuations, as described above.

On a comparable basis, operating income increased slightly by 2.6%, from €228 million at December 31, 2003 to €234 million one year later, due to the relative stability of operating income before depreciation and amortization, compounded by the significant decline (0.8%) of depreciation and amortization of tangible and intangible assets. This decrease was mainly due to the reduction of depreciation and amortization of tangible and intangible assets of Uni2 and Côte d’Ivoire Télécom, partially offset by increases in Mali, Senegal and Jordan.

The segment also saw an increase (on a comparable basis) in operating income from the Moldavan subsidiary Voxtel (€21 million in 2004 compared with €7 million in 2003) and from Ikatel (€34 million in 2004 compared with €7 million in 2003).

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets increased by 21.7% on a historical basis, reaching €223 million at December 31, 2004, compared with €183 million at December 31, 2003, primarily as a result of the €56 million increase in the investments of Uni2 in Spain at the end of 2004 (€78 million at the end of 2004, compared with €22 million in 2003). This increase was partially offset by the impact of the sales of CTE Salvador, Casema and Menatel. On a comparable basis, the increase amounted to 38.9% and reflected the increased expenditure of Uni2 (19.5% of its revenues in 2004, compared with 5.0% a year earlier), related to the local loop unbundling development, for the account of Wanadoo España, which is offset by the decline of the Ikatel investments, which had made significant investments in 2003 as a result of the commencement of its operations.

5.2.3 FROM OPERATING INCOME TO NET INCOME

The following table presents information concerning operating income through net income of the France Telecom Group for the periods ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,
	2004	2003 historical

Operating income	10,824	9,554

Interest expenses, net (excluding TDIRA)	(3,089)	(3,688)
TDIRA interest expense	(308)	(277)
Foreign exchange gain/(loss), net	180	(25)
Discounting of early retirement plan	(148)	(199)

Current income from integrated companies	7,459	5,365

Other non-operating income/(expense), net	113	(1,119)
Income taxes	(1,998)	2,591
Employee profit-sharing	(269)	(127)

Net income/(loss) from integrated companies	5,305	6,710

Equity in net income/(loss) of affiliates	4	(168)
Goodwill amortization	(1,788)	(1,677)
Exceptional goodwill amortization	(519)	(1,137)

Net income/(loss) of the consolidated group	3,002	3,728

Minority interests	(218)	(522)

Net income/(loss)	2,784	3,206

5.2.3.1 INTEREST EXPENSE, NET AND FOREIGN EXCHANGE GAIN/(LOSS), NET

■	Interest expense, net

Interest expense, net excluding TDIRA amounted to €3,089 million in 2004, compared to €3,688 million a year before, a gain of €599 million between the two periods. The change in France Telecom’s financial debt less cash, cash equivalents and marketable securities (or net financial debt) is described below (see section 5.4.1 “Evolution of net financial debt”).

The weighted average annual cost of France Telecom’s net financial debt decreased from 7.05% in 2003 to 6.58% in 2004. The main reasons for the decrease were:

-	the average net financial debt outstanding decreased by approximately €5.3 billion during 2004 compared with 2003, contributing approximately €350 million to the decrease in interest expense;

-

during 2003, the average amount of investments outstanding increased due to the €14.9 billion share capital increase. The interest received on these investments, at a rate significantly lower than the average cost of the financial debt, contributed to the increase of net financial expense during 2003. The decrease in the average amount of investments in 2004 led to a decrease in net interest expense of approximately €100 million compared to 2003;

-	the lower financing rate for new loans in 2004 or newly consolidated debt in 2004, compared to the rates of loans falling due in 2004, resulted in a saving of approximately €70 million in 2004;

-	the improvement in France Telecom’s rating in May 2003 and again in February and March 2004 had a positive impact through the €12.8 billion in outstanding indebtedness with step-up provisions which contributed to the decrease of interest expense in 2004 in the amount of approximately €61 million, compared with €6 million in 2003;

-	since part of the interest on the US dollar loan at 8.5% due in 2031 was not hedged, the decline of the US dollar in 2004 led to a reduction in interest expense of approximately €39 million compared with 2003;

-	conversely, the increase in the rates by the Polish central bank had a negative impact on the cost of the debt in zloty, resulting in an increased interest expense of the France Telecom Group estimated at approximately €27 million.

Moreover, the interest expense related to the TDIRAs, issued in connection with the MC Settlement Agreement signed on November 20, 2002 with MobilCom, in addition to three agreements (the Assignment and Subscription Agreements) signed on November 30, 2002 by members of the banking syndicate and the equipment creditors of MobilCom, amounted to €308 million in 2004 compared to €277 million for 2003. The increase was due to the fact that in 2004 interest expense associated with the TDIRA related to the interest for 2004 and the capitalized interest in 2003. In August 2003, in exchange for a cash payment of €431 million (net of proceeds on repurchases of TDIRA), the rate of interest on the TDIRAs was reduced from 7% to 5.75% over 7 years.

■	Foreign exchange gain/(loss), net

Foreign exchange gain/(loss), net for 2004 amounted to an accounting gain of €180 million (compared to an accounting loss of €25 million for 2003). The gain, resulting mainly from the conversion of debt recorded in a different currency to the currency of the relevant subsidiary, is attributable primarily to the strengthening of the zloty against the Euro (€126 million exchange rate gain for the TP Group) and Orange Dominicana (€55 million exchange rate gain), following the implementation during the second half of 2004 of the hyperinflation treatment (see Note 2 of the Notes to the Consolidated Financial Statements). In relation to the foreign exchange gain/(loss), net for France Telecom S.A., the losses on the zloty were offset by the gains on the US dollar and the pound sterling. France Telecom’s exposure to foreign currency risk on its financial debt can be found below (see section 11.1 “Exposure to market risks and financial instruments”).

■	Exposure to risks from the market and financial instruments

France Telecom’s policy is not to engage in speculative derivative transactions. Since most derivatives are entered into to hedge against business exposures and activity-related uncertainties, the risks connected to these financial instruments are compensated for by the risks engendered by the items subject to the hedge. Additional information about the derivative instruments is set forth in Note 20 of the Notes to the Consolidated Financial Statements (“Exposure to Risks from the Market and Financial Instruments”). The derivative instruments and their fair value are set forth in Note 21 of the Notes to the Consolidated Financial Statements (Fair Value of Financial Instruments).

5.2.3.2 CURRENT INCOME FROM INTEGRATED COMPANIES

After the negative impact of the discounting of the early retirement plan which was €148 million in 2004, (compared to a negative impact of €199 million a year earlier) current income from the integrated companies amounted to €7,459 million in 2004, compared to €5,365 million in 2003.

5.2.3.3 OTHER NON-OPERATING INCOME/(EXPENSE)

In 2004, other non-operating income amounted to €113 million, compared to an expense of €1,119 million in 2003. This item includes capital gains or losses from sales of assets, provisions and provision write-backs, restructuring costs, losses on the repurchase of securities, costs related to the assignment/transfer of receivables, income from dilution and dividends paid.

Other non-operating income/(expenses) are set forth in Note 6 of the Notes to the Consolidated Financial Statements.

5.2.3.3.1 Capital gains and losses from the sale of assets

In 2004, capital gains and losses from the sale of assets amounted to €644 million. The principal transactions in 2004 relate to:

-	the indirect sale, by France Telecom on December 3, 2004, of its entire available holding of STMicroelectronics as at this date, or 3.3% of the company’s share capital (see Notes 3, 12 and 17 of the Notes to the Consolidated Financial Statements). This transaction generated a capital gain of €241 million;

-	the listing in July 2004 of 36.93% of the share capital of PagesJaunes. The recognized capital gain was limited to the difference in the percentage of PagesJaunes shares listed (38% before share capital increase reserved for employees concurrently to the offer) and the percentage of PagesJaunes shares acquired by the purchase of the minority interests of Wanadoo (29.10% excluding dilution), a difference of 9.14%, amounting to €201 million net of expenses;

-	the sale by Equant, pursuant to the agreement signed on October 21, 2004, of its 49% holding in Radianz, accounted for under the equity method, for a capital gain of €73 million;

-	the sale of the third and last tranche of unconsolidated securities held in Pramindo Ikat (30% of the shares delivered in September 2002, 15% in September 2003 and finally 55% in March 2004) for a capital gain of €50 million during 2004;

-	the sale on September 27, 2004 of the outstanding shares of Eutelsat (2.34% of the share capital) held by TP S.A., for a capital gain of €23 million;

-	the sale by Orange on October 11, 2004 of its entire operations in Denmark, operated through Orange A/S, for a capital gain of €22 million;

-	the sale by France Telecom on June 15, 2004 of its 27% unconsolidated holding in Suez-Lyonnaise Telecom (Noos) to Suez for the price of one Euro. The value of this holding had been reduced to zero in the books of France Telecom as at December 31, 2003;

-	the sale by Orange, completed on September 29, 2004 of 39%, of its share holding in BITCO for 1 Thai baht, reducing Orange’s share holding in BITCO from 49% to 10%.

Among the main sales in 2003 were:

-	on December 19, 2003, France Telecom sold to Sofora (a company jointly held with Telecom Italia) Nortel Inversora shares representing 25.5% of Nortel Inversora’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group, a major Argentinean investor, for €97 million. France Telecom also granted W de Argentina a call option (for US$10,000) on its remaining 2% interest in return for a premium of €3 million. The disposal gain amounted to €97 million;

-	the sale on October 22, 2003 by France Telecom of its indirect holding in the share capital of CTE Salvador (through a 51% holding in the consortium Estel) for €197 million (US$217 million). The disposal gain amounted to €78 million;

-	the sale by France Telecom of its shareholding in Inmarsat (5.3%) for US$79 million, with a disposal gain of €35 million;

-	the second tranche in the divestiture of real estate sold by France Telecom S.A. for €419 million, producing a capital gain of €31 million;

-	on June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of US $330 million (€286 million). Capital gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction;

-	Casema was sold on January 28, 2003, for a net cash amount of €498 million, producing a capital gain of €16 million;

-	gains from the sale on September 30, 2003 of the second tranche of shares of Pramindo Ikat (15% of shares, following an initial tranche of 30% in September 2002) for €22 million, producing a capital gain of €14 million;

-	sale by France Telecom of its 23.11% holding of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, producing a capital gain of €14 million;

5.2.3.3.2 Provisions and reversal of provisions

■	Excluding disposal gains or losses, other non-operating income/(expense), included, in particular, other provisions and write-backs. In 2004, this item relates to the following:

-	a provision for the write-down of Equant’s tangible and intangible assets in the amount of €483 million. During the second half of 2004, Equant’s short- and medium-term perspectives continued to decline compared to the first half. A write-down of Equant’s tangible and intangible assets, distributed on a pro rata basis of the net accounting values was recorded in the amount of €483 million (€261 million for the group share). See section 5.2.3.8.2 “Exceptional goodwill amortization” and Notes 6, 8, 9 and 10 of the Notes to the Consolidated Financial Statements.

-	a provision of €36 million for the write-down of assets in the Ivory Coast;

-	a provision of €42 million in connection with the first application of the IAS 19 standard relating to different employee benefit packages;

-	provision write-backs related to MobilCom in the amount of €121 million, Uni2 in the amount of €95 million, a remaining provision of €62 million following the payment related to Equant’s CVRs and the Teleinvest securities in the amount of €61 million.

■	In 2003, the main provisions and provision write-backs related to:

-	an additional provision relating to the sale option on the Kulczyck put, related to the purchase of TP S.A. shares, of €299 million due mainly to the depreciation of the Polish zloty against the Euro;

-	in 2003, within the framework of the restructuring plan, the €125 million in NTL notes received by France Telecom following the sale of its Noos shares were cancelled in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom benefited from a pledge. At December 31, 2003, the actual value of these shares on the basis of a multi-criteria evaluation was zero and, as a result, France Telecom wrote down its entire holding;

-	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, a write-down of €73 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill; and

-	conversely, reversals of provisions mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003), of €270 million.

5.2.3.3.3 Restructuring costs

In 2004, restructuring provisions and costs amounted to €181 million, and related in particular to:

-	€72 million for the Fixed Line, Distribution, Networks, Large Customers and Operators segment;

-	€34 million for the TP Group;

-	costs for the restructuring and integration of Equant amounting to €28 million;

-	€24 million for Wanadoo and its subsidiaries; and

-	€16 million for Orange and its subsidiaries.

In 2003, restructuring provisions and costs amounted to €305 million and related principally to Orange and its subsidiaries, for €129 million, in addition to costs for the restructuring and integration of Equant amounting to €105 million.

5.2.3.3.4 Other

Finally, other items of non-operating income/(expense) in 2004 included mainly:

-	an additional amount of €57 million granted to the personnel of the Group as part of the offer to subscribe for France Telecom shares (see Notes 25 and 31 of the Notes to the Consolidated Financial Statements);

-	the payment of €51 million in compensation for the agreement to purchase TP S.A. shares from Kulczyk Holding;

-	the acquisition for €48 million of the minority interests of Orange Denmark in exchange for the withdrawal of all ongoing claims (see Note 29 of the Notes to the Consolidated Financial Statements);

-	a provision of €44 million regarding the exercise of Wanadoo purchasing coupons by historic shareholders of Wanadoo who held their securities without interruption;

-	the loss on the repurchase of bonds relating to Orange and its subsidiaries for €28 million;

-	income from dilution of €51 million and dividends received of €25 million.

In 2003, other items of non-operating income/(expense) included mainly:

-	a cash payment on the TDIRAs of €431 million, net of revenues from the repurchase of the TDIRAs (see section 5.2.3.1 “Interest expense, net and foreign exchange gain/(loss), net”);

-	the loss on the repurchase of bonds by France Telecom S.A. for €106 million, following debt restructuring, and by Orange for €35 million.

-	costs related to the securitization of commercial receivables for €104 million; and

-	dividends received amounting to €14 million.

5.2.3.4 INCOME TAXES

In 2004, France Telecom’s income tax liability amounted to €1,998 million, compared to a gain of €2,591 million a year earlier. The income tax split between the tax consolidation group and the other subsidiaries is as follows:

(€ millions)	Year ended December 31,
	2004	2003 historical

- Current taxes	(67)	0
- Deferred taxes	(1,090)	1,100
Former France Telecom S.A. tax consolidation group	(1,157)	1,100

- Current taxes	–	0
- Deferred taxes	–	1,861
Former Orange S.A. tax consolidation group(1)	–	1,861

- Current taxes	–	(18)
- Deferred taxes	–	231
Former Wanadoo S.A. tax consolidation group(1)(2)	–	213

- Current taxes	(67)	–
- Deferred taxes	(1,090)	–
France Telecom S.A. tax group (2004 structure) – see below	(1,157)	–

- Current taxes	(189)	0
- Deferred taxes	(8)	(293)
Orange UK Group	(197)	(293)

- Current taxes	(71)	(137)
- Deferred taxes	(45)	(7)
TP Group	(116)	(144)

- Current taxes	(149)	(8)
- Deferred taxes	0	(14)
Other French subsidiaries	(149)	(22)

- Current taxes	(393)	(187)
- Deferred taxes	14	63
Other foreign subsidiaries	(379)	(124)

Total income tax benefit/(charge)	(1,998)	2,591
Of which:
- Current taxes	(869)	(350)
- Deferred taxes	(1,129)	2,941
(1)	Included in the France Telecom tax consolidation group at January 1, 2004.

(2)	PagesJaunes was removed from this tax consolidation group in January 2004 following its initial public offering.

5.2.3.4.1 France Telecom S.A. tax consolidation group

At December 31, 2004, the France Telecom S.A. tax consolidation group comprised:

-	all Orange entities in France, which belonged to the former Orange SA tax group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom S.A., have joined the France Telecom tax consolidation group in accordance with their right to choose;

-	companies included in the former Wanadoo SA tax group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom S.A. and Wanadoo S.A. has retroactive effect from January 1, 2004. Deferred tax assets amounting to €309 million relating to the tax losses carried forward by Wanadoo S.A. prior to the effective date of the merger, and which cannot be used by the merged entity, were cancelled at December 31, 2004.

The deferred tax charge for the France Telecom S.A. tax group mainly consists of:

-	the utilization of Orange France tax loss carryforwards, amounting to €(1,056) million;

-	the utilization of tax loss carryforwards relating to the former France Telecom tax consolidation group, amounting to €(252) million;

-	the loss of Wanadoo S.A. and Wanadoo France tax loss carryforwards, in an amount of €(309) million;

-	reversals of valuation allowances and discounting provisions in an amount of €1,038 million, and cash flows for the year in an amount of €281) million;

-	the impact of the change in deferred tax rates (34.93% for 2005 and 34.43% for 2006 and thereafter) on tax loss carryforwards relating to Orange France and the former France Telecom tax consolidation group, amounting to €(230) million.

The discount rate used to calculate the deferred tax asset discounting provision was 4.5% (compared with 5.5% previously). The impact of this rate change works out at €261 million for the new tax consolidation group at December 31, 2004.

Based on its budgets, business plans and financing plans that reflect the financial position at December 31, 2004, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom S.A. and the companies within its tax consolidation group will be recovered due to the taxable income expected in the coming years as part of its regularly profitable fixed line and mobile business in France.

The tax audit of France Telecom and its main French subsidiaries for fiscal years 1998 and 1999 is now complete. The reassessments relate mainly to timing differences in taxable amounts. The subsidiaries concerned have set out their comments to the tax authorities. With respect to the tax consolidation group, France Telecom lodged a claim with the tax authorities on July 15, 2004 challenging the reassessments issued for €97 million. At the same date, the Group paid €217 million in respect of reassessments with which it concurred.

The French entities have set aside a €2 million provision in connection with the special tax on long-term capital gains, as set forth in the Amending Finance Law for 2004.

■	Financial Year 2003

Taking into account the impact of the capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom S.A.’s tax consolidation group, France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax asset valuation allowance. Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

■	Financial Year 2002

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom S.A. share price, which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom S.A. tax consolidation group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom S.A. tax consolidation group recorded a valuation allowance for deferred tax assets generated during the period, and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom S.A. tax consolidation group for the year ended December 31, 2002 amounted to €1,602 million, after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

5.2.3.4.2 Former Orange S.A. tax consolidation group

Orange S.A. and its French subsidiaries have had their own tax consolidation regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange S.A.’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization.

Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on movements in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2004, over 95% of Orange S.A. was directly or indirectly held by France Telecom S.A., a French company subject to corporate income taxes. Therefore, since January 1, 2004, the members of Orange’s tax consolidation group have filed consolidated tax returns with France Telecom S.A. This election was filed during January 2004. France Telecom S.A. and Orange S.A. have drawn up an agreement under which France Telecom S.A. undertakes to pay over to Orange S.A. the tax savings resulting from the use of Orange S.A.’s tax loss carryforwards against taxable profits generated by the companies which previously belonged to Orange S.A.’s tax consolidation group. This amount would be paid over to Orange at the time the related corporate income taxes are paid.

5.2.3.4.3 Former Wanadoo S.A. tax consolidation group

Wanadoo and its French subsidiaries have had their own tax consolidation regime since 2001. The Wanadoo tax consolidation group was terminated on January 1, 2004, following the merger of Wanadoo into France Telecom.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carryforwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax savings expected in the future as a result of the utilization of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans showed that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses were offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million. Further to a review of taxation methods applicable to revenues received by Wanadoo S.A. during 2000 and deducted for tax purposes under the parent-subsidiary regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo S.A., challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo S.A. on the purchase by two of its subsidiaries of their treasury shares. According to the tax authorities, the tax losses reported in 2000 no longer existed further to the reassessment, and as Wanadoo had utilized part of these losses in 2001, an additional amending reassessment was issued on November 24, 2004 in respect of fiscal year 2001. The company has contested the principle of these reassessments, as well as the amounts specified in relation to 2000 and 2001. As France Telecom has subrogated Wanadoo in its rights and obligations, it intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company had recorded a provision for the tax risk, based on the estimated additional tax payable of €19 million, including late payment interest.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

5.2.3.5 EMPLOYEE PROFIT-SHARING

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit-sharing requirements since January 1, 1997. The profit-sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The expense, calculated at December 31, 2004 pursuant to the terms and conditions of the applicable agreement, amounted to €269 million compared to €127 million at December 31, 2003.

5.2.3.6 NET INCOME FROM INTEGRATED COMPANIES

Net income from integrated companies for the period ended December 31, 2004 was €5,305 million, compared to €6,710 million for the period ended December 31, 2003.

5.2.3.7 EQUITY IN NET INCOME OF AFFILIATES

In 2004, equity in net income of affiliates was virtually insignificant (amounting to a gain of €4 million), compared to a loss of €168 million a year earlier. This €172 million improvement was due mainly to:

-	the impact of the sale of Wind on July 1, 2003, which was formerly accounted for by the equity method. A loss of €70 million had been recorded in 2003;

-

the share of the zero income recorded with regard to BITCO / TA Orange Company Ltd. in 2004, compared to a loss of €68 million in 2003. Following the freezing of the value of the securities in the first half of 2004, a provision was reversed in the amount of the losses recorded by BITCO / TA Orange Company Ltd. for 2004. In addition, the sale by Orange of 39% of BITCO’s shares at a price of 1 Thai baht was concluded on September 29, 2004, decreasing Orange’s interest in BITCO’s share capital from 49% to 10%;

-	improvement in the share of net income of Radianz, a subsidiary of Equant, which went from a loss of €36 million in 2003 to income of €5 million in 2004. Pursuant to the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz at the end of 2004.

Conversely, the results of companies accounted for by the equity method are affected by the sale of Eutelsat completed on April 28, 2003, with regard to which a profit of €24 million had been recorded for the first half of 2003.

5.2.3.8 GOODWILL AMORTIZATION

5.2.3.8.1 Goodwill amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated a significant volume of goodwill. The amount of provision for goodwill amortization (excluding exceptional goodwill amortization) at December 31, 2004, was €1,788, compared to €1,677 million at December 31, 2003. Amortization of such goodwill, essentially over a period of 20 years, in 2004 principally involved:

-	Orange for an amount of €1,348 million (including goodwill amortization for Dutchtone Group BV), including Orange PCS for €1,057 million, Orange S.A. for €168 million and OCH for €77 million;

-	Wanadoo for an amount of €245 million, including Wanadoo España (formerly eresMas) for €76 million, and Wanadoo UK (formerly Freeserve) for €63 million, and Wanadoo S.A. for €51 million;

-	TP Group for an amount of €153 million.

The increase between 2003 and 2004 was mainly due to:

-	the amortization of the goodwill related to the repurchase of minority interests of Orange, as part of the public exchange offer (offre publique d`echange) in October 2003, the tender offer (offre publique de retrait) of November 2003, followed by the compulsory purchase (retrait obligatoire), completed in April 2004;

-	the amortization of the goodwill related to the repurchase of minority interests of Wanadoo, following the mixed public tender and exchange offer (offre publique mixte) in May 2004, and the public tender offer (offer publique de retrait) followed by the compulsory purchase (retrait obligatoire) in July 2004;

-	the full consolidation since January 1, 2004 of Tele Invest and Tele Invest II, entities of Kulczyk Holding which have acquired shares of TP S.A. as a result of a change in accounting methods (see Notes 2 and 3 of the Notes to the Consolidated Financial Statements); and

-	the depreciation of the pound sterling compared to the Euro.

5.2.3.8.2 Exceptional goodwill amortization

During the first half of 2004, goodwill relating to Equant was fully written down by way of exceptional amortization in an amount of €519 million (€519 million for the Group share). The decrease in Equant’s revenues, in addition to risks associated with the continuing difficult economic and competitive environment (such as occurred during the first half of 2004), led to a review of the company’s outlook.

In addition, during the second half of 2004, short- and medium-term prospects continued to decline. An impairment of Equant’s tangible and intangible assets, distributed on a pro rata basis of the net accounting values, was recorded in the amount of €483 million (€261 million for the group share—see Notes 6, 8, 9 and 10 of the Notes to the Consolidated Financial Statements).

In 2003, provisions for exceptional amortization amounted to a total expense of €1,137 million and were mainly recorded for Wanadoo UK (formerly Freeserve) for €447 million (€318 million for the group share), BITCO / TA Orange Company Ltd. for €287 million, QDQ Media for €245 million (€174 million for the group share) and Mauritius Telecom for €143 million for the group share.

5.2.3.9 NET INCOME OF THE CONSOLIDATED GROUP

Net income of the consolidated Group was €3,002 million in 2004, compared to an amount of €3,728 million for 2003.

5.2.3.10 NET INCOME

Taking into consideration minority interests, which amounted to €218 million in 2004, compared to €522 million a year earlier, consolidated net income, Group share was €2,784 million in 2004, compared to €3,206 million for 2003.

5.3. PRESENTATION OF 2003 AND 2002

The comparison of the 2003 and 2002 periods in this section is broken down into three main items : (i) a presentation of Group revenues through operating income, with a discussion of Group capital expenditures and financial investments, (ii) an analysis by segment of the principal operating income figures and investments in tangible and intangible assets and (iii) a presentation of Group operating income through net income.

5.3.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS OF THE GROUP

The following table sets forth France Telecom’s revenues, operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom’s early retirement plan (“operating income before depreciation and amortization”), operating income and the measure of operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding UMTS/GSM licenses) for the years ended December 31, 2003 and 2002.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	46,121	44,609	46,630	3.4%	(1.1)%
Operating income before depreciation and amortization	17,303	14,305	14,917	21.0%	16.0%
Operating income before depreciation and amortization/Revenues	37.5%	32.1%	32.0%

Operating income	9,554	6,568	6,808	45.5%	40.3%
Operating income/Revenues	20.7%	14.7%	14.6%

CAPEX	5,086	6,950	7,441	(26.8)%	(31.7)%
CAPEX/Revenues	11.0%	15.6%	16.0%

UMTS/GSM licenses	0	134	134	–	–
Operating income before depreciation and amortization less CAPEX	12,217	7,355	7,475	66.1%	63.4%

Average number of employees (full-time equivalent)	221,657	246,251	240,145	(10.0)%	(7.7)%

The following table sets forth the transition of figures on a historical basis to figures on a comparable basis for the 2002 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	46,630	14,917	6,808	7,441	7,475	240,145

Entry into the scope of consolidation:
TP Group	1,218	511	230	156	354	12,260
EresMas	59	(39)	(60)	5	(44)	0

Withdrawals from the scope of consolidation:
TDF	(695)	(286)	(163)	(138)	(148)	(4,379)
FTM Lebanon	(250)	(115)	(80)	(8)	(107)	(405)
Casema	(186)	(75)	17	(67)	(8)	(673)
CTE Salvador	(64)	(21)	(8)	(11)	(10)	(511)

Other variations(2)	(54)	(2)	8	(5)	5	(186)

Exchange rate variations(3)	(2,049)	(585)	(184)	(423)	(162)

2002 figures on a comparable basis	44,609	14,305	6,568	6,950	7,355	246,251
(1)	Contributive figures.
(2)	Including the effects of other changes in scope of consolidation and the change in method of accounting linked to treatment of revenues of online directories.
(3)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

The impact of exchange rate fluctuations on the calculation of figures on a comparable basis are as follows.

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

U.S. Dollar	USD	(611)	20	139	(91)	110
Zloty	PLN	(586)	(245)	(110)	(150)	(95)
Pound (Sterling)	GBP	(572)	(127)	(42)	(106)	(21)
Pound (Egyptian)	EGP	(180)	(89)	(51)	(31)	(58)
Other currencies		(100)	(144)	(120)	(45)	(98)

Exchange rate variations		(2,049)	(585)	(184)	(423)	(162)

The following table sets forth, for the years ended December 31, 2003 and 2002, the progression from revenues to operating income and break down, by type of expense, France Telecom’s total operating expenses (see Note 5 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002

	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	46,121	44,609	46,630	3.4%	(1.1)%

OPEX excluding labor costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%
Labor costs	(9,239)	(9,603)	(10,036)	(3.8)%	(7.9)%
Total OPEX	(28,818)	(30,305)	(31,713)	(4.9)%	(9.1)%

Operating income before depreciation and amortization	17,303	14,305	14,917	21.0%	16.0%

Depreciation and amortization (excluding goodwill)	(7,538)	(7,537)	(7,910)	0.0%	(4.7)%
Amortization of actuarial adjustments in the early retirement plan	(211)	(199)	(199)	6.0%	6.0%
Total operating expenses	(36,567)	(38,041)	(39,822)	(3.9)%	(8.2)%

Operating income	9,554	6,568	6,808	45.5%	40.3%

Operating expenses/Revenues	79.3%	85.3%	85.4%

The following table sets forth the transition of operating expense figures on a historical basis to figures on a comparable basis for the 2002 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	OPEX less labor costs	Labor costs	Depreciation and amortization provisions	Amortization of actuarial adjustments in the early retirement plan

2002 figures on a historical basis	(21,677)	(10,036)	(7,910)	(199)

Changes in the scope of consolidation and others	(133)	80	(28)	0
Exchange rate fluctuations(2)	1,109	353	401	0

2002 figures on a comparable basis	(20,701)	(9,603)	(7,537)	(199)
(1)	Contributive figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

5.3.1.1 REVENUES

Following changes in the method of payment to distributors in 2003 aimed at adapting to market practice, certain commissions are now comparable to discounts and are consequently recorded as a reduction of revenues. A reduction of revenues was also adopted for the Audiotex revenues of the TP Group segment. Lastly, a change in method was implemented in 2003 for the inclusion of revenues from the sale of advertising in electronic directories, which are now spread over the duration of the advertisement. The overall impact of these changes on revenues in 2003 was to decrease revenues by €127 million.

France Telecom’s revenues for 2003 were €46.1 billion, a decrease of 1.1% on a historical basis compared to 2002. Changes in revenues on a historical basis were affected by the negative impact of exchange rate fluctuations, which amounted to €2.05 billion. In addition, changes in the scope of consolidation were limited to an impact of €40 million: the impact of the sales of TDF on December 13, 2002, Casema on January 28, 2003, and CTE Salvador on October 22, 2003, as well as the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002 were more than offset by the consolidation of TP Group since April 1, 2002 and Wanadoo España (formerly eresMas) since November 1, 2002.

On a comparable basis, France Telecom’s revenues increased by 3.4% in 2003 compared to 2002. The increase in consolidated revenues was due to growth of the Orange segment (9.0% on a comparable basis), and the double-digit growth of the Wanadoo segment’s activities (26.2% on a comparable basis). These increases offset the decline in revenues from the domestic fixed line business (a decline of 2.4%). Regarding international activities, the TP Group segment’s business increased (1.5% on a comparable basis) and the Equant segment’s global services revenues decreased slightly (a decline of 0.8% on a comparable basis).

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

The following table sets forth for 2003 and 2002, the Group’s revenues by segment, before elimination of inter-segment transactions.

The item “Eliminations and Other” includes the elimination of inter-segment transactions and other non-material factors necessary for the reconciliation with the consolidated financial statements of France Telecom. In addition, the changes set forth below are calculated on the basis of data in thousands of Euros, even though they are shown rounded to millions of Euros.

(Euros millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France	7,983	7,651	7,651	4.3%	4.3%
Orange UK	5,819	5,418	5,961	7.4%	(2.4)%
Rest of World	4,315	3,574	3,657	20.7%	18.0%
Inter-segment eliminations	(176)	(180)	(184)	2.2%	4.3%

Orange Segment	17,941	16,463	17,085	9.0%	5.0%

Access, Portals and e-Commerce	1,708	1,209	1,199	41.3%	42.5%
Directories	918	869	880	5.6%	4.3%
Inter-segment eliminations	(9)	(5)	(4)	(80.0)%	(125.0)%

Wanadoo Segment	2,617	2,073	2,075	26.2%	26.1%

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Calling services	3,964	4,365	4,365	(9.2)%	(9.2)%
On-line services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

Consumer services	11,304	11,669	11,685	(3.1)%	(3.3)%

Business fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%
Business networks	2,526	2,406	2,385	5.0%	5.9%
Other business services	842	851	1,648	(1.0)%	(48.9)%

Business services	6,695	6,788	7,560	(1.4)%	(11.4)%

Domestic interconnection	1,206	1,261	1,261	(4.3)%	(4.3)%
International operator services	574	610	610	(5.8)%	(5.8)%
Other services	1,586	1,508	1,509	5.2%	5.1%

Carrier services	3,367	3,378	3,379	(0.3)%	(0.4)%

Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	21,761	22,288	23,064	(2.4)%	(5.6)%

Equant Segment	2,612	2,632	3,156	(0.8)%	(17.2)%

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless telephony	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8%	76.7%
Inter-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group Segment	4,164	4,104	3,471	1.5%	20.0%

Other International Segment	1,621	1,559	2,427	4.0%	(33.2)%

Eliminations and other	(4,595)	(4,510)	(4,648)	(1.9)%	1.1%

Group revenues	46,121	44,609	46,630	3.4%	(1.1)%

5.3.1.2 FROM REVENUES TO OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

5.3.1.2.1 Operating expenses before depreciation and amortization excluding labor costs

Operating expenses before depreciation and amortization excluding labor costs amounted to €19,579 million in 2003, compared to €21,677 million on a historical basis and €20,701 million on a comparable basis in 2002. Such expenses include:

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

External charges(1) (2)	(18,012)	(18,981)	(19,992)	(5.1)%	(9.9)%

Commercial expenses(2)	(5,514)	(5,482)	(5,767)	0.6%	(4.4)%
Of which:
Purchases of merchandise	(3,054)	(2,891)	(3,007)	5.7%	1.6%
Distribution commissions	(1,396)	(1,422)	(1,528)	(1.8)%	(8.6)%
Advertising, communications, sponsorship	(1,063)	(1,170)	(1,232)	(9.1)%	(13.7)%
Other external charges(2)	(12,498)	(13,499)	(14,225)	(7.4)%	(12.1)%

Other expenses	(1,567)	(1,721)	(1,685)	(8.9)%	(7.0)%

OPEX excluding labor costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%
(1)	Net of capitalized labor costs

(2)	See section 5.9.2 “Financial glossary”.

On a historical basis, operating expenses before depreciation and amortization excluding labor costs decreased by 9.7% between 2002 and 2003, as compared to a slight decrease in revenues of 1.1%. This decrease in expenses mainly reflected changes in the scope of consolidation, resulting principally from the sales of TDF and Casema, the transfer of ownership of the FTM Lebanon network to the Lebanese Government, and the effects of exchange rate fluctuations amounting to over €1 billion (see the table in section 5.1.1.1 “Principal operating results” which sets forth for the financial year 2002, the means of calculation, using historical figures, of figures on a comparable basis).

Comparing the figures on a comparable basis for 2002, and restated to account for the effects of scope of consolidation and exchange rates, operating expenses before depreciation and amortization excluding labor costs decreased by 5.4%, as compared to an increase in revenues of 3.4% for the same period. The principal savings were derived from the Fixed Line, Distribution, Networks, Large Customers and Operators segment and the Equant segment.

One of the TOP Program’s objectives is the reduction of external charges (see section 5.1.2.2 “Results of the `TOP’ operational improvements program”). External charges decreased significantly by 9.9% on a historical basis and by 5.1% on a comparable basis.

5.3.1.2.2 Labor costs

Labor costs included in the calculation of operating income before depreciation and amortization in 2003 are net of capitalized labor costs. Labor costs amounted to €9,239 million in 2003 and €10,036 million on a historical basis and €9,603 million on a comparable basis in 2002.

The following table presents, for the periods ended December 31, 2002 and 2003, the calculation of personnel expenditure and labor costs:

(€ millions)	Year ended December 31,		Variations
	2003	2002	2003/2002
	historical	historical	historical
Wages and salaries	(6,986)	(7,535)	(7.3)%
Social charges	(2,471)	(2,705)	(8.7)%

Total personnel expenditure	(9,457)	(10,240)	(7.6)%

Capitalized labor costs(1)	408	431	(5.3)%
Payroll taxes and other	(190)	(227)	(16.3)%

Total labor costs	(9,239)	(10,036)	(7.9)%
(1)	Capitalized labor costs correspond to labor costs included in the cost of assets produced by France Telecom.

The analyses below are based upon labor costs. Labor costs do not include statutory employee profit-sharing or charges relating to discounting or changes in actuarial assumptions relating to the early retirement plan.

The following table sets forth for 2003 and 2002, the distribution of labor costs of France Telecom among France Telecom S.A., the domestic subsidiaries and the international subsidiaries.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
Labor costs	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	(5,332)	(5,438)	(5,431)	(1.9)%	(1.8)%
Domestic subsidiaries	(1,147)	(1,128)	(1,388)	1.7%	(17.4)%
Total France	(6,479)	(6,565)	(6,819)	(1.3)%	(5.0)%

International subsidiaries	(2,760)	(3,038)	(3,218)	(9.2)%	(14.2)%
Group Total	(9,239)	(9,603)	(10,036)	(3.8)%	(7.9)%

The following table sets forth for 2003 and 2002, the average number of employees (full-time equivalent) of France Telecom among France Telecom S.A., the domestic subsidiaries and the international subsidiaries at December 31.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
Average number of employees (full-time equivalent)(1)	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	111,031	117,590	117,529	(5.6)%	(5.5)%
Domestic subsidiaries	19,069	19,570	23,532	(2.6)%	(19.0)%
Total France	130,100	137,160	141,061	(5.1)%	(7.8)%

International subsidiaries	91,557	109,091	99,084	(16.1)%	(7.6)%
Group Total	221,657	246,251	240,145	(10.0)%	(7.7)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD), see section 5.9.2 “Financial glossary”.

The following table sets forth for 2003 and 2002, the number of employees (end of period) of France Telecom among France Telecom S.A., the domestic subsidiaries and the international subsidiaries at December 31.

	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
Number of employees (at December 31)(1)	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

France Telecom S.A.	110,814	117,832	117,772	(6.0)%	(5.9)%
Domestic subsidiaries	19,083	19,812	23,894	(3.7)%	(20.1)%
Total France	129,897	137,644	141,666	(5.6)%	(8.3)%

International subsidiaries	88,626	97,021	101,907	(8.7)%	(13.0)%
Group Total	218,523	234,665	243,573	(6.9)%	(10.3)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD), see section 5.9.2 “Financial glossary”.

The following analysis is made on the basis of labor costs for the periods ended December 31, 2003 and 2002.

-	The number of France Telecom employees at December 31, 2003 decreased by 10.3% to 25,050 on a historical basis;

Excluding the impact of changes in the scope of consolidation, which accounted for a decrease of 8,908 employees (in particular, 4,429 employees at TDF, 2,976 employees at CTE Salvador and 731 employees at Casema), the number of employees at December 31, 2003 decreased by 16,142 employees, from 234,665 at December 31, 2002, to 218,523 at December 31, 2003. Of this decrease, 7,747 employees were located in France (of which 7,500 were employees with permanent contracts (CDI)) and 8,395 were located internationally (of which 5,400 were employees with permanent contracts (CDI)).

-	On a historical basis, the average number of full-time equivalent employees decreased by 18,488 employees, a 7.7% decrease between 2003 and 2002. Changes in the scope of consolidation amounted to a decrease of 6,132 full-time employees, principally resulting from the divestitures of TDF (4,379 employees), Casema (673 employees) and CTE Salvador (511 employees).

On a comparable basis, the decrease in the average number of full-time equivalent employees was 24,594, which amounts to a 10.0% decrease. This decrease resulted principally from TP Group (14,031 average full-time equivalent employees), France Telecom S.A. (6,473 full-time equivalent employees) and Equant (2,018 full-time equivalent employees).

This decrease was in line with the estimate of 22,000 employee departures, whether through natural attrition or related to the early retirement plan, between 2003 and 2005. The departures fell within the framework of an agreement for employment and skills management signed in June 2003 with four labor unions. Over 700 employees had volunteered to leave the company to join the public sector. This trend was expected to accelerate during 2004 as a result of recent legislative changes favoring the integration of France Telecom’s public sector employees into other state organizations and defining a structure for the financial assistance of their mobility.

Restructuring measures at Equant led to a decrease in the headcount and a significant decrease in the need for temporary and external personnel.

External hiring was slowed dramatically during the first half of 2003 in France. It was limited to 1,060 employees, of which 770 employees were hired to support sales teams and research and development.

The use of additional part-time employees (short-term contracts and temporary workers) was significantly reduced. At December 31, 2003, the Group employed approximately 3,500 fewer employees on short-term contracts and, during the course of the year, used approximately 3,300 fewer temporary employees on average.

During the same period, labor costs decreased by 3.8% on a comparable basis (7.9% on a historical basis), from €9,603 million in 2002 (on a comparable basis) to €9,239 million in 2003.

The 3.8% decrease on a comparable basis was the result of:

-	a 7.3% decrease due to the volume effect linked to the decrease in the average number of employees and the average cost of departures actually recorded;

-	An increase of 3.5%, due to the increase in the average unit cost excluding the impact of a decrease in the number of employees.

■	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased by 5.5% between 2002 and 2003 on a historical basis. The decrease was due mainly to employee departures linked to France Telecom’s early retirement plan. Since the implementation of the early retirement plan in September 1996, 26,011 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs), including 4,413 employees in 2003.

On a historical basis, France Telecom S.A.’s labor costs decreased by 1.7% between 2002 and 2003. This decrease was due mainly to a reduction in the headcount, partially offset by the increase in salaries due to general public sector measures, as well as the increase in the base salaries of employees under a collective bargaining agreement and the increase in provisions in respect of profit-sharing (a new agreement for 2004).

■	Subsidiaries in France

The 19.0% decrease on a historical basis in the average number of employees of subsidiaries in France between 2002 and 2003 was mainly due to the sale of TDF.

The 17.3% decrease in labor costs in the French subsidiaries in 2004 on a historical basis was mainly due to changes in the headcount.

■	International subsidiaries

The 7.6% decrease in the average number of employees of international subsidiaries between 2002 and 2003 was principally the result of reductions in the headcount at TP Group, Equant, Côte d’Ivoire Telecom and JTC (in addition to changes in the scope of consolidation relating to the sale of Casema and CTE Salvador).

On a historical basis, labor costs for international subsidiaries decreased by 14.2% primarily due to the following:

-	the positive exchange rate effects of Equant, TP Group and Orange partially offset by the impact of the full consolidation of TP Group (which was only consolidated for nine months in 2002); and

-	a volume effect corresponding to the reduction in average headcount on a constant Group structure basis, in particular TP Group (a decrease of 14,031 in the average number of full-time equivalent employees) and Equant (a decrease of 2,018 in the average number of full-time equivalent employees).

5.3.1.3 OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The France Telecom Group’s operating income before depreciation and amortization amounted to €17,303 million in 2003 on a historical basis compared to €14,917 million in 2002, representing an increase of 16.0%.

On a comparable basis, operating income before depreciation and amortization amounted to €14,305 million, at December 31, 2002 resulting in an increase of 21.0% in 2003.

5.3.1.4 FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

5.3.1.4.1 Depreciation and amortization

Depreciation and amortization (excluding goodwill) decreased by 4.7% on a historical basis between 2002 and 2003 amounting to €7,538 million in 2003, compared to €7,910 million a year earlier.

This decrease was due primarily to the impact of positive exchange rate fluctuations on the Polish zloty, US dollar and pound sterling, amounting to €401 million.

Changes in the scope of consolidation had a negative impact on depreciation and amortization (excluding goodwill) amounting to €29 million. The impact of the consolidation of TP Group over the full year 2003, compared with only nine months in 2002 (a loss of €281 million), was offset by the decreases resulting from withdrawals from the scope of consolidation, including the sales of TDF (€123 million) and Casema (€92 million) and the transfer of ownership of the FTM Lebanon network to the Lebanese Government (€34 million).

Depreciation and amortization (excluding goodwill) reflected the impact of reductions in investments in tangible and intangible assets for the fixed line telephony business in France.

On a comparable basis, depreciation and amortization (excluding goodwill) remained stable. The decrease in depreciation and amortization (excluding goodwill) in the Fixed Line, Distribution, Networks, Large Customers and Operators segment was offset by increases in the Orange segment, particularly in France.

5.3.1.4.2 Amortization of actuarial adjustments to the early retirement plan

In 2003, the amortization of actuarial adjustments to France Telecom’s early retirement plan amounted to a net charge of €211 million, compared to a charge of €199 million in 2002, both on historical and comparable bases.

5.3.1.5 OPERATING INCOME

Operating income for the France Telecom Group amounted to €9,554 million in 2003, compared to €6,808 million a year earlier, an increase of 40.3%. This increase reflected primarily the improvement in operating income before depreciation and amortization between the two periods, in addition to the significant decrease in depreciation and amortization (excluding goodwill).

On a comparable basis, operating income before depreciation and amortization amounted to €6,568 million in 2002, resulting in an increase of 45.5% in 2003.

5.3.1.6 CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS

The following table sets forth capital expenditures and financial investments in 2003 and 2002:

(€ millions)	Year ended December 31,
	2003	2002	2002
	historical	on a comparative basis (unaudited)	historical

Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	5,086	6,950	7,441
Investments in UMTS/GSM licenses	0	134	134

Financial investments(2)	237	–	2,228
(1)	See Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding the repurchase of treasury shares and net of cash acquired.

5.3.1.6.1 Investments in tangible and intangible assets excluding UMTS/GSM licenses

Investments in tangible and intangible assets excluding UMTS/GSM licenses decreased significantly between 2002 and 2003, for a decline of 31.7% on a historical basis and 26.8% on a comparable basis.

This decrease was mainly the result of:

-	changes in the scope of consolidation, such as the sales of TDF and Casema;

-	fluctuations in exchange rates, mainly for the Polish zloty, pound sterling and US dollar; and

-	savings following the implementation of the “TOP Program” (see section 5.1.2.2 “Results of the TOP, operational improvements program”), in particular the effects of the TOP Sourcing Program (the new Group purchasing policy), greater selectivity relating to investments in tangible and intangible assets and support of growth areas.

In 2003, investments in tangible and intangible assets excluding UMTS/GMS licenses amounted to €5,086 million, compared with €7,441 million in 2002 on a historical basis and €6,950 million on a comparable basis. The breakdown of these investments by segment is presented in the following table.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	2,362	3,142	3,281	(24.8)%	(28.0)%
Wanadoo Segment	76	107	108	(29.0)%	(29.6)%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	1,356	2,097	2,243	(35.3)%	(39.5)%
Equant Segment	248	327	392	(24.2)%	(36.7)%
TP Group Segment	883	1,051	1,045	(16.0)%	(15.5)%
Other International Segment	183	246	396	(25.6)%	(53.8)%
Inter-segment eliminations	(22)	(20)	(24)	(10.0)%	8.3%

Total Group CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

The Orange segment and the Fixed Line, Distribution, Networks, Large Customers and Operators segment provided the most significant gains. Investments in tangible and intangible assets excluding UMTS/GSM licenses were allocated to growth areas (such as ADSL) to ensure the long-term growth of the Group’s leading activities.

The following table breaks down investments in tangible and intangible assets.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

Of which:
Second and third-generation wireless radio equipment	1,826	2,133	2,178	(14.4)%	(16.2)%
Information systems	1,168	1,506	1,493	(22.5)%	(21.8)%
Other networks	657	1,156	991	(43.2)%	(33.7)%
ADSL	244	186	187	30.9%	30.5%

Investments in tangible and intangible assets excluding UMTS/GSM licenses are described further below (see section 5.3.2 “Analysis of operating income and investments in tangible and intangible assets by segment”).

5.3.1.6.2 Acquisitions of UMTS and GSM licenses

In 2003, no UMTS/GSM licenses were purchased.

In 2002, the Group’s investments included €134 million for the acquisition of the following wireless licenses:

-	€53 million for an additional payment for a GSM license in the Ivory Coast (Orange segment);

-	€35 million for the acquisition of a UMTS license in Slovakia (Orange segment); and

-	€46 million for the acquisition of a GSM license in Mali (by the subsidiary Ikatel) (Other International segment).

5.3.1.6.3 Financial investments

■	In 2003, net cash used in financial investments (excluding repurchases of treasury shares) amounted to €237 million, and principally included the following:

-	The acquisition of 0.24% of Orange’s capital following a tender offer for, followed by a compulsory purchase of, Orange shares for €161 million.

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares (12.49% of the capital), raising its interest to 4,758,984,293 shares, representing approximately 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares. The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represents €5,652 million (or €2,026 million for the Treasury shares exchanged and €3,625 million for the newly issued shares), based on France Telecom’s closing share price of €21.25, on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers (CMF)) published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire) for the outstanding shares in Orange, at a price of €9.50 per Orange share. The tender offer was not extended into the United States and could not be accepted by holders resident there. The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the cancellation of the approval (visa) by the Commission des opérations de bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the Autorité des Marchés Financiers (AMF) – the French stock exchange regulatory authority which replaced the COB and the CMF – decided to extend the tender offer procedure period until the issuance by the Paris Court of Appeals of its decision. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

-	the capital increase of Wind, subscribed for in the amount equivalent to the holding of such company (26.575%), for €35 million;

-	The purchase of minority interests in Wirtualna Polska (30.46% of the share capital) for €18 million; and

-	Wanadoo’s purchase of minority interests in QDQ Media for €12 million.

■	In 2002, cash used in financial investments totaled €2,228 million (excluding purchases of treasury shares and net of the cash acquired in connection with these investments). The principal financial investments included the following:

-	the exercise of the call option on all of NTL’s preferred shares held by financial institutions for $1.1 billion, equivalent to €1,092 million;

-	the purchase of approximately 103 million Orange shares, previously held by E.On, for €950 million, in exchange for the sale of E.On’s equity stake in Orange Communications S.A., in Switzerland, to Orange S.A This purchase was made as part of E.On’s exercise of its put option;

-	Orange’s participation in BITCO Thailand’s capital increase for €69 million;

-	Orange’s participation in Wind’s capital increase in Italy for €48 million;

-	participation in the Novis capital increase for €26 million;

-	Wanadoo’s partial purchase of minority interests in QDQ Media for €23 million, which raised its holding to 99%;

-	Orange’s participation in the Optimus capital increase in Portugal for €20 million;

-	Orange’s acquisition of the remaining shares in Orange Communications S.A. for €16 million;

-	Wanadoo Portails purchase of the remaining minority interests in Wanadoo Editions for €13 million, which raised Wanadoo Portails’ controlling stake in Wanadoo Editions to 100%;

-	the purchase of Openet Telecom by Orange (Wirefree Services Belgium) and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in the implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

-	Wanadoo’s purchase of MyWeb, the Dutch Internet access provider, for €5 million.

Cash used in financial investments was reduced by another €155 million, equivalent to the amount of cash acquired, of which €144 million represented the TP Group’s net cash at April 1, 2002, when it was fully consolidated.

5.3.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY SEGMENT

The following tables set forth the principal operating data by reference to six business segments defined by the Group, starting in the first six months of 2003 and described in section 5.2.2 “Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment”: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

The 2002 figures have been restated according to the new segmentation.

(€ millions)	At December 31, 2003 (historical)
	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,941	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Cost of services and products sold	(6,382)	(1,235)	(9,505)	(1,830)	(1,399)	(603)	3,731	(17,223)
Selling, general and administrative expenses	(4,965)	(1,027)	(4,214)	(524)	(897)	(408)	918	(11,117)
Research and development expenses	(16)	(8)	(451)	0	(9)	0	6	(478)
Operating income before depreciation and amortization	6,578	347	7,590	259	1,859	608	62	17,303

Depreciation and amortization	(2,313)	(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan	–	–	(211)	–	–	–	–	(211)
Operating income	4,265	250	4,066	(168)	890	314	(63)	9,554

CAPEX	2,362	76	1,356	248	884	183	(23)	5,086
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization less CAPEX	4,216	271	6,234	11	975	425	85	12,217

Average number of employees (full-time equivalent)	30,722	6,568	120,037	9,872	43,451	11,007	–	221,657

(€ millions)	At December 31, 2002 (on a comparable basis)
	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	16,463	2,073	22,288	2,632	4,104	1,559	(4,510)	44,609

Cost of services and products sold	(5,977)	(1,037)	(10,161)	(1,860)	(1,475)	(702)	3,576	(17,636)
Selling, general and administrative expenses	(5,491)	(977)	(4,680)	(605)	(900)	(428)	975	(12,106)
Research and development expenses	(21)	(4)	(530)	0	(9)	(1)	3	(562)
Operating income before depreciation and amortization	4,974	56	6,918	167	1,719	427	44	14,305

Depreciation and amortization	(2,270)	(107)	(3,377)	(435)	(945)	(297)	(106)	(7,537)
Amortization of actuarial adjustments in the early retirement plan	–	–	(199)	–	–	–	–	(199)
Operating income	2,704	(51)	3,342	(268)	774	130	(63)	6,568

CAPEX	3,142	107	2,097	327	1,051	246	(20)	6,950
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization less CAPEX	1,832	(51)	4,821	(160)	668	181	64	7,355

Average number of employees (full-time equivalent)	31,471	6,701	126,922	11,928	57,482	11,747	–	246,251

(€ millions)	At December 31, 2002 (historical)
	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,085	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630

Cost of services and products sold	(6,200)	(1,016)	(10,541)	(2,232)	(1,254)	(1,027)	3,711	(18,559)
Selling, general and administrative expenses	(5,715)	(965)	(4,784)	(725)	(757)	(612)	979	(12,579)
Research and development expenses	(24)	(4)	(540)	0	(8)	(2)	2	(576)
Operating income before depreciation and amortization	5,146	90	7,199	200	1,453	784	45	14,917

Depreciation and amortization	(2,364)	(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	–	–	(199)	–	–	–	–	(199)
Operating income	2,782	(6)	3,496	(321)	653	278	(74)	6,808

CAPEX	3,281	108	2,243	392	1,045	396	(24)	7,441
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization less CAPEX	1,865	(18)	4,956	(192)	408	388	68	7,475

Average number of employees (full-time equivalent)	30,876	6,761	131,311	11,928	45,222	14,047	–	240,145

5.3.2.1 ORANGE SEGMENT

With 49.1 million active customers within its controlled subsidiaries at December 31, 2003, the Orange segment brought together in 2003 the vast majority of France Telecom’s wireless activities in France, the United Kingdom and worldwide, other than those wireless activities not integrated with Orange (principally Voxtel in Moldava, FTM Lebanon and PTK Centertel in Poland).

5.3.2.1.1 Operating indicators for the Orange segment

The table below sets out, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Orange segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	17,941	16,463	17,085	9.0%	5.0%
Network revenues	16,394	14,937	15,488	9.8%	5.8%

Operating income before depreciation and amortization	6,578	4,974	5,146	32.2%	27.8%
Operating income before depreciation and amortization/Revenues	36.7%	30.2%	30.1%

Operating income	4,265	2,704	2,782	57.7%	53.3%
Operating income/Revenues	23.8%	16.4%	16.3%

CAPEX	2,362	3,142	3,281	(24.8)%	(28.0)%
CAPEX/Revenues	13.2%	19.1%	19.2%
Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX	4,216	1,832	1,865	130.1%	126.1%

Average number of employees (full-time equivalent)	30,722	31,471	30,876	(2.4)%	(0.5)%

The following table sets forth the transition of figures for the Orange segment on a historical basis to figures on a comparable basis for the 2002 financial year. The impacts relate to the transfer of the wireless activity in Egypt (ECMS, Mobinil) from the other International segment to the Orange segment from July 1, 2002, with effect from January 1.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	17,085	5,146	2,782	3,281	1,865	30,876

Entry into the scope of consolidation: Mobinil, ECMS	199	95	46	43	53	596

Other changes in scope of consolidation	(1)	0	0	0	(1)	(1)

Exchange rate fluctuations(2)	(820)	(267)	(124)	(182)	(85)

2002 figures on a comparable basis	16,463	4,974	2,704	3,142	1,832	31,471
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate for 2002 and the average exchange rate for 2003.

The effects of exchange rate fluctuations on the information on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis(1) (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX

Pound (Sterling)	GBP	(543)	(135)	(53)	(105)	(31)
Pound (Egyptian)	EGP	(158)	(84)	(48)	(27)	(57)
US Dollar	USD	(65)	(24)	(6)	(14)	(10)
Other currencies		(54)	(24)	(17)	(36)	13

Exchange rate fluctuations		(820)	(267)	(124)	(182)	(85)

5.3.2.1.2 Revenues of the Orange segment

The table below sets forth the 2003 and 2002 revenues for the Orange segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France(1)	7,983	7,651	7,651	4.3%	4.3%
Orange UK	5,819	5,418	5,961	7.4%	(2.4)%
Orange Rest of World	4,315	3,574	3,657	20.7%	18.0%
Inter-segment eliminations	(176)	(180)	(184)	2.2%	4.3%

Orange revenues	17,941	16,463	17,085	9.0%	5.0%

Number of customers at December 31 (in millions)	49.1	44.4	44.4	10.8%	10.8%

(1)	Includes revenues from French overseas departments through Orange Caraïbes in the French West Indies and Orange Réunion.

On a historical basis, the Orange segment’s revenues increased by 5.0% between 2002 and 2003. This growth was due in part to the consolidation of Mobinil/ECMS, which was partially offset by the negative impact of exchange rate fluctuations, particularly from revenues in pounds sterling, Egyptian pounds and U.S. dollars.

On a comparable basis, revenues reached €17.9 billion in 2003, an increase of 9.0%. This increase was related to the 9.8% growth of network revenues. The increase in the number of customers (49.1 million at December 31, 2003), supported by the integration and roll-out of the Orange brand, was 10.8% in 2003. This increase was combined with a positive trend in ARPU (average annual revenue per user – see section 5.9.2 “Financial glossary”), particularly in France and the United Kingdom, as a result of the development of “non-voice” services, which increased by 24.9%, representing 12.7% of network revenues in 2003 compared to 10.7% in 2002 on a comparable basis.

5.3.2.1.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange segment

■	Operating income before depreciation and amortization

In the majority of the countries where Orange operates, the costs of subscriber acquisition had decreased, in parallel with an increase in the costs of subscriber retention, which reflected the evolution of Orange’s markets towards commercial strategies favoring customers (contract customers) who generated higher revenues rather than towards the acquisition of new clients.

On a historical basis, total subscriber acquisition costs decreased by 18.0% (14.2% on a comparable basis) between 2002 and 2003. This decrease was offset by a 37.3% increase (44.2% on a comparable basis) in subscriber retention costs resulting from the expenses made to retain clients in a competitive environment.

Operating income before depreciation and amortization grew by 27.8% on a historical basis, to €6,578 million in 2003, compared to €5,146 million in 2002. This significant growth reflected the notable improvement in operating profitability across the segment, with the rate of the margin of operating income before depreciation and amortization over total revenues increasing from 30.1% in 2002, to 36.7% in 2003. This development reflected strong margin growth in Orange’s principal markets (France and the United Kingdom) and significant growth in international operations, which all produced, for the first time, positive operating income before depreciation and amortization.

On a comparable basis, operating income before depreciation and amortization grew by 32.2% between 2002 and 2003, to €6,578 million in 2003, compared to €4,974 million for the period one year earlier. On the same comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues increased from 30.2% in 2002 to 36.7% in 2003.

■	Operating income

On a historical basis, the Orange segment’s operating income increased by 53.3% to €4,265 million in 2003.

On a comparable basis, the increase was 57.7% and reflected the improvement in the segment’s operating profitability, despite the slight increase in provisions for depreciation and amortization of tangible and intangible fixed assets, which was principally due to the depreciation of the network’s infrastructures.

Previously, the amortization of intangible assets did not have a significant impact on this line item. In the future, the acquisition costs of the UMTS licenses acquired in the United Kingdom, the Netherlands, Switzerland, France, Belgium, Denmark and Slovakia, in addition to those which may be acquired in the future, will be amortized on a straight-line basis from the date at which the related network is technically ready for the commercial launch of the service.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

Excluding GMS and UMTS licenses, investments in tangible and intangible assets showed a significant decrease of 28.0%, to €2,362 million in 2003, compared to €3,281 million in 2002 on a historical basis.

On a comparable basis, the decrease was 24.8%. This decrease was due to the postponement of investments compared to expenditure estimated at between €7 billion and €8 billion for the three years 2003 to 2005. Orange’s strategy has remained unchanged, leading Orange to offer an optimized network everywhere in all the countries where it operates.

■	UMTS and GMS licenses

No mobile licenses were acquired during 2003.

Acquisitions of mobile licenses in 2002 amounted to €88 million, including a €53 million additional payment for the acquisition of a GSM license in the Ivory Coast and a €35 million payment for the acquisition of a UMTS license in Slovakia.

The table below lists the acquired UMTS licenses at December 31, 2003.

Country	Company	France Telecom’s Interest(1)	Cost of the license at the date of acquisition	Awarded	Period
		(in %)	(€ billions)		(years)
the Netherlands	Orange Nederland	99.02%	0.44	July 2000	15
the United Kingdom	Orange Personal Communications Services	99.02%	6.60	September 2000	20
Switzerland	Orange Communications S.A.	99.02%	0.04	December 2000	15
Belgium	Mobistar	50.29%	0.15	March 2001	20
France	Orange France	99.02%	0.62 plus 1% of annual UMTS revenues	August 2001	20
Denmark	Orange A/S	66.57%	0.10	September 2001	20
Slovakia	Orange Slovensko	63.25%	0.04	July 2002	20

(1)	Direct or indirect holding including the dilution following the listing of Orange S.A.

5.3.2.1.4 Orange France component

5.3.2.1.4.1 Operating indicators for Orange France

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Orange France component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	7,983	7,651	7,651	4.3%	4.3%
Network revenues	7,371	6,989	6,989	5.5%	5.5%

Operating income before depreciation and amortization	3,450	2,862	2,862	20.5%	20.5%
Operating income before depreciation and amortization/Revenues	43.2%	37.4%	37.4%

Operating income	2,748	2,196	2,196	25.1%	25.1%
Operating income/Revenues	34.4%	28.7%	28.7%

CAPEX	851	803	803	6.0%	6.0%
CAPEX/Revenues	10.7%	10.5%	10.5%		%
Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX	2,599	2,058	2,058	26.3%	26.3%

Average number of employees (full-time equivalent)	7,619	7,833	7,833	(2.7)%	(2.7)%

5.3.2.1.4.2 Revenues of Orange France

The following table sets forth, for the periods ended December 31, 2002 and 2003, the Orange France component’s revenues and operating data.

	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	7,983	7,651	7,651	4.3%	4.3%

Total number of customers (in thousands)	20,329	19,216	19,216	5.8%	5.8%
Of which:
Contract customers (in thousands)	11,763	10,683	10,683	10.1%	10.1%
Prepaid customers (in thousands)	8,566	8,533	8,533	0.4%	0.4%
Average annual revenue per user (ARPU)(1) (in €)	379		377		0.5%
Average monthly usage per user (AUPU)(1) (in minutes)	158		143		10.5%

(1)	See section 5.9.2 “Financial glossary”.

Revenues increased by 4.3% in 2003 (on both a historical and comparable basis). This growth was principally due to the 5.5% increase of network revenues due to the increase in the number of active customers (a 5.8% increase, reaching 20.3 million at December 31, 2003). Simultaneously, ARPU (average annual revenue per user) in 2003 experienced its first year-on-year increase from €377 to €379. ARPU calculated on the basis of quarterly revenues showed growth from the second quarter of 2003. This improvement was the result of several factors:

-	the change in the average monthly usage per user, which increased by 10.5% compared to annual growth of 3.6% in 2002;

-	the effect of the increase in the number of contract customers, with an ARPU 3.4 times greater than prepaid customers. Contract customers represented 58% of the total number of active customers in 2003 compared to 56% a year earlier; and

-	the change in ARPU benefited from the progression of “non-voice” services, which accounted for 11.7% of network revenues in 2003, compared with 8.9% a year earlier.

ARPU increased despite the impact of the successive decreases of approximately 15% in the price of calls made from fixed line networks to the Orange France network, which occurred in March 2002 and January 2003. A third decrease in price by approximately 12.5% took place from January 2004.

In 2003, as previous years, billing between mobile operators in France was performed following the “Bill & keep” arrangement.

“Bill & Keep” (literally “billed and kept”) refers to the method by which the mobile operator bills the subscriber who makes the call for the whole amount of the outgoing call towards another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal part of the other mobile operator’s network.

5.3.2.1.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange France component

■	Operating income before depreciation and amortization

On both a historical and a comparable basis, total subscriber acquisition costs decreased 28.3% between 2002 and 2003. This decrease was offset by the 68.7% increase in expenses resulting from subscriber retention costs in a competitive market.

As a percentage of the Orange France component’s revenues, subscriber acquisition and retention costs have decreased from 11.9% in 2002 to 10.9% in 2003. The success of the policy to migrate prepaid customers to contracts was evidenced in France by the decrease of the churn rate for contract clients. The churn rate in France decreased from 21.6% in 2002 to 18.3% in 2003.

Overall, operating expenses before depreciation and amortization decreased by 5.3% (on both a historical and a comparable basis) from €4,789 million in 2002 to €4,534 million in 2003, while revenues increased by 4.3%.

Operating income before depreciation and amortization increased by 20.5% on both a historical and a comparable basis reaching €3,450 million in 2003 from €2,862 million in 2002. This significant increase reflected the increase in the operational profitability of the Orange France component, with the rate of the margin of operating income before depreciation and amortization in relation to total revenues increasing from 37.4% in 2002 to 43.2% in 2003 (on both a historical and a comparable basis).

■	Operating income

Depreciation and amortization (excluding goodwill) increased by 5% from €666 million in 2002 to €702 million in 2003 (on both a historical and a comparable basis).

Operating income increased by 25.1% from €2,196 million in 2002 to €2,748 million in 2003 (on both a historical and a comparable basis).

■	Investments in tangible and intangible assets excluding UMTS and GSM licenses

Investments in tangible and intangible assets excluding UMTS and GSM licenses increased by 5.9% reaching €851 million in 2003, compared to €803 in 2002 (on both a historical and a comparable basis). This increase was due to stable second-generation network (GSM) expenses and initial expenses for the development of the third-generation network (UMTS).

5.3.2.1.5 Orange United Kingdom component

5.3.2.1.5.1 Operating indicators for Orange United Kingdom

The following table sets forth, for the periods ended December 31, 2002 and 2003, the principal operating indicators of the Orange UK component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	5,819	5,418	5,961	7.4%	(2.4)%
Network revenues	5,221	4,858	5,345	7.5%	(2.3)%

Operating income before depreciation and amortization	1,972	1,637	1,801	20.5%	9.5%
Operating income before depreciation and amortization/Revenues	33.9%	30.2%	30.2%

Operating income	1,238	907	998	36.5%	24.0%
Operating income/Revenues	21.3%	16.7%	16.7%

CAPEX	754	1,040	1,145	(27.5)%	(34.1)%
CAPEX/Revenues	13.0%	19.2%	19.2%
Investments in UMTS/GSM licenses	0	0	0	ns	ns

Operating income before depreciation and amortization less CAPEX	1,218	596	656	104.3%	85.7%

Average number of employees (full-time equivalent)	11,382	11,437	11,437	(0.5)%	(0.5)%

5.3.2.1.5.2 Revenues of Orange United Kingdom

The following table sets forth revenues and operating data for the Orange UK component. The data presented on a comparable basis for 2002 takes into account the negative impact of the exchange rate fluctuations in the pound sterling.

	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002

	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	5,819	5,418	5,961	7.4%	(2.4)%
Total number of customers (in thousands)	13,649	13,312	13,312	2.5%	2.5%
Of which:
Contract customers (in thousands)	4,457	4,238	4,238	5.2%	5.2%
Prepaid customers (in thousands)	9,192	9,074	9,074	1.3%	1.3%
Average annual revenue per user (ARPU) (in £)(1)(2)	271		259		4.6%
Average monthly usage per user (AUPU) (in minutes)(1) (2)	146		140		4.3%
(1)	See section 5.9.2 “Financial glossary”.

(2)	Before October 1, 2002, revenues from incoming calls from customers who switched from Orange UK to one of the other UK networks, while retaining their Orange numbers (mobile number portability or “MNP”), were included in calculating Orange UK’s overall ARPU and the ARPU for contract customers. Beginning October 1, 2002, these revenues are excluded from the calculation of Orange UK’s GSM network revenues and, consequently, from total ARPU and from ARPU for contract customers.

On a historical basis, revenues decreased by 2.4% in 2003, as a result of the negative impact of exchange rate fluctuations in the pound sterling.

On a comparable basis and excluding the effects of exchange rate fluctuations, revenues increased by 7.4% on a comparable basis, corresponding to the 7.5% increase in network revenues in 2003.

This sustained growth in network revenues was the result of:

-	the 4.6% growth, as measured in pounds sterling, in ARPU. This growth was partially attributable to the development of “non-voice” services, which accounted for 15.9% of network revenues in 2003, compared with 14.3% in 2002. ARPU increased by 16.2% between 2002 and 2003;

-	the positive effect in 2004 of the increase in the number of contract customers, with an ARPU 4.6 times greater than for prepaid customers. Contract customers represented 32.7% of the total number of active customers in 2003 compared to 31.8% in 2002; and

-	the 2.5% increase in the number of active customers, reaching 13.6 million active customers at December 31, 2003 compared with 13.3 million a year earlier.

On July 24, 2003, call termination rates for the four wireless telephone operators in the United Kingdom were reduced by 15%.

In May 2003, the Office of Telecommunications (OFTEL), the regulatory authority in the United Kingdom, acting in an advisory capacity published a proposal for a decrease in call termination rates to mobile telephones over a period of three years based on the recommendations of the British Competition Commission. The reduction is equal to the Retail Price Index less 15% per year (for Vodafone and O2) or 14% per year (for Orange and T-Mobile) from April 1, 2003 through March 31, 2006. The implementation of this three-year tariff reform was delayed, and it is unlikely that it will become effective during the period from April 1, 2003 through March 31, 2004. As a result, on December 19, 2003, OFTEL published another proposal for a decrease in call termination rates from April 1, 2004 through March 31, 2006, with a more pronounced reduction during the first year and an additional reduction equal to the Retail Price Index less 11% for the second year. If these proposals do not change at the end of the advisory period, they may come into effect during the period from April 1, 2004 through March 31, 2005.

5.3.2.1.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the United Kingdom component

■	Operating Income Before Depreciation and Amortization

On a historical basis, subscriber acquisition costs decreased by 16.7% (a decrease of 8.3% on a comparable basis) between 2002 and 2003. Subscriber retention costs resulting from increased expenditure to retain customers in a competitive market increased by 1.7% on a historical basis, and by 11.7% on a comparable basis. As a percentage of revenues, acquisition and retention costs decreased from 14.8% in 2002 (on both a historical and a comparable basis) to 13.6% in 2003.

The churn rate increased from 17.5% in 2002 to 22.6% in 2003. This increase was the result of the growth in the churn rate of prepaid offers partially offset by the near stability of the churn rate of subscriptions.

Overall, operating expenses before depreciation and amortization amounted to €3,846 million in 2003 compared to €4,161 million in 2002 on a historical basis (€3,781 million on a comparable basis), representing a 7.6% decrease (a 1.7% increase on a comparable basis).

Operating income before depreciation and amortization increased by 9.5% on a historical basis. On a comparable basis, this increase is 20.5%, reaching €1,972 million in 2003 from €1,637 million in 2002. On a comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues was 33.9% in 2003 compared with 30.2% in 2002.

■	Operating income

On a historical basis, operating income grew by 24.0% in 2003, to €1,238 million, as compared to €998 million in 2002.

On a comparable basis, operating income increased by 36.5%, reaching €1,238 million in 2003 compared with €907 million in 2002. This development reflects the improved operational profitability compounded by virtually stable depreciation and amortization of tangible and intangible assets.

Between 2003 and 2002, depreciation and amortization of assets increased by 0.7% on a comparable basis and decreased 8.5% on a historical basis.

■	Investments in tangible and intangible assets excluding UMTS and GSM licenses

In the United Kingdom, investments in tangible and intangible assets decreased significantly (by 34.1% on a historical basis, mainly the result of exchange rate fluctuations in the pound sterling, and by 27.5% on a comparable basis) compared to 2002, reflecting a slowdown in second-generation network (GSM) expenses while expenses for the third-generation network (UMTS) in 2003 were less significant than expected due to deferrals into 2004.

5.3.2.1.6 Orange Rest of World component

5.3.2.1.6.1 Operating indicators for Orange Rest of World

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Orange Rest of World component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues(1)	4,315	3,574	3,657	20.7%	18.0%
Network revenues(2)	3,928	3,191	3,258	23.1%	20.6%

Operating income before depreciation and amortization(2)	1,479	856	880	72.8%	68.1%
Operating income before depreciation and amortization/Revenues	34.4%	24.0%	24.1%

Operating income(2)	634	(6)	(3)	ns %	ns %
Operating income/Revenues	14.7%	(0.2)%	(0.1)%

CAPEX(2)	719	1,229	1,262	(41.5)%	(43.0)%
CAPEX/Revenues	16.7%	34.4%	34.5%
Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX(2)	760	(373)	(382)	ns %	ns %

Average number of employees (full-time equivalent) (2)	10,923	11,317	10,722	(3.5)%	1.9%
(1)	Including €33 million in revenues from the Shared Functions component of the Orange segment in 2003, €42 million in 2002 on a historical basis, €40 million on a comparable basis. Data as published by the France Telecom Group.

(2)	Data from the Orange Rest of World component excluding Shared Functions.

5.3.2.1.6.2 Revenues of Orange Rest of World component

The following table sets forth revenues and the number of customers for the Orange Rest of World component. The data presented on a comparable basis for 2002 reflects (i) the changes in scope of consolidation, in particular the transfer to Orange on July 1, 2002 (effective as at January 1, 2002) of the 71.25% interest in Mobinil and (ii) the negative impact of the exchange rate fluctuations in the Egyptian pound:

	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)(1)	4,315	3,574	3,657	20.7%	18.0%

Total number of customers (in thousands)	15,161	11,839	11,839	28.1%	28.1%
(1)	Including €33 million in revenues from the Shared Functions component of the Orange segment in 2003, €42 million in 2002 on a historical basis, €40 million on a comparable basis. Data as published by the France Telecom Group.

On a historical basis, revenues for the Orange Rest of World component increased by 18.0%.

On a comparable basis, revenues for the Orange Rest of World component increased by 20.7% in 2003, which reflected the 23.1% growth in network revenues.

The growth in network revenues resulted primarily from the 28.1% increase (on a comparable basis) in the number of active customers, supported by the integration and roll-out of the Orange brand. Since January 1, 2003, the number of customers increased by 3.3 million, primarily in Romania, Egypt, Slovakia and Belgium.

On a comparable basis, the 20.7% increase in the Orange Rest of World component’s revenues was mainly linked to the results achieved in Belgium, Romania, Switzerland and Egypt.

5.3.2.1.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange Rest of World component

■	Operating income before depreciation and amortization

Between 2002 and 2003, subscriber acquisition costs increased by 6.6% on a historical basis (12.8% on a comparable basis). The subscriber retention costs resulting from expenses incurred to maintain the number of customers in a competitive market increased by 85.1% on a historical basis (90.3% on a comparable basis). As a percentage of revenues, the overall subscriber acquisition and retention costs increased from 9.1% in 2002 (8.8% on a comparable basis) to 9.5% in 2003.

Overall, operating expenses before depreciation and amortization amounted to €2,820 million in 2003, compared with €2,768 million in 2002 on a historical basis (€2,711 million on a comparable basis), an increase of 1.9% (4.0% on a comparable basis), coupled with an increase of 18.0% in revenues (20.7% on a comparable basis).

On a historical basis, operating income before depreciation and amortization grew by 68.1% in 2003, to €1,479 million, as compared to €880 million in 2002.

Operating income before depreciation and amortization increased by 72.8%, reaching €1,479 million in 2003, compared with €856 million in 2002 (on a comparable basis). This progression was due to positive operational profitability generated by all the international subsidiaries, and in particular, by the significant increase of operating income before depreciation and amortization in Belgium, Switzerland, Romania and Egypt. On a comparable basis, the margin of operating income over total revenues amounted to 34.4% in 2003, compared with 24.0% in 2002.

■	Operating income

The Orange Rest of World component operating income increased significantly compared with 2002 (€634 million in 2003 compared with a €3 million loss in 2002 on a historical basis, and a €6 million loss on a comparable basis). This increase primarily reflected, the continued growth of operating income before depreciation and amortization of the component, in addition to the decrease of depreciation and amortization of tangible and intangible assets (€845 million in 2003 compared with €882 million in 2002 on a historical basis, and €863 million on a comparable basis).

■	Investments in tangible and intangible assets excluding UMTS and GSM licenses

Investments in tangible and intangible assets excluding UMTS and GSM licenses decreased by 43% on a historical basis (42% on a comparable basis) between 2003 and 2002, amounting to €719 million in 2003, compared with €1,262 million in 2002 (€1,229 million on a comparable basis). Orange Rest of World’s investments in tangible and intangible assets in the Orange Rest of World component decreased by almost half, mainly because of the finalization of network roll-out projects in Switzerland and the Netherlands, as well as the termination of operations in Sweden.

5.3.2.1.7 Shared Group functions of the Orange segment

The Shared Group Functions component comprises those activities relating to the development of the Orange brand and the company’s products and services, in addition to the group-wide operating expenses of Orange and its subsidiaries.

5.3.2.1.7.1 Operating indicators for the Shared Group Functions component

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Shared Group Functions component of the Orange segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Operating income before depreciation and amortization	(323)	(381)	(396)	15.0%	18.3%

Depreciation and amortization	(32)	(12)	(13)	(158.6)%	(135.6)%

Operating income	(355)	(392)	(409)	9.7%	13.4%

CAPEX	38	70	71	(44.3)%	(45.4)%
Investments in UMTS/GSM licenses	0	0	0

Operating income before depreciation and amortization less CAPEX	(361)	(450)	(467)	19.5%	22.4%

Average number of employees (full-time equivalent)	798	884	884	(9.7)%	(9.7)%

5.3.2.1.7.2 Operating income before depreciation and amortization and operating income of the Shared Group Functions component

The improvement in operating income before depreciation and amortization and operating income was mainly due to the reduction of the costs relating to the development of the Orange brand and products as well as marketing expenses.

❖❖❖❖❖

5.3.2.2 WANADOO SEGMENT

At December 31, 2003 France Telecom held 71.13% of the share capital of Wanadoo.

5.3.2.2.1 Operating indicators for the Wanadoo segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Wanadoo segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,617	2,073	2,075	26.2%	26.1%

Operating income before depreciation and amortization	347	56	90	ns	ns
Operating income before depreciation and amortization / Revenues	13.3%	2.7%	4.4%

Operating income	250	(51)	(6)	ns	ns
Operating income/Revenues	9.5%	(2.4)%	(0.3)%

CAPEX	76	107	108	(28.7)%	(29.5)%
CAPEX/Revenues	2.9%	5.1%	5.2%

Operating income before depreciation and amortization less CAPEX	271	(51)	(18)	ns	ns

Average number of employees (full-time equivalent)	6,568	6,701	6,761	(2.0)%	(2.9)%

The change in method for the calculation of revenues from the sale of advertising spots in electronic directories implemented in 2003 led to a reduction in revenues of €14 million and in operating income of €12 million. In 2003, the impact on the net income of the France Telecom Group was a loss of €5 million (a loss of €8 million on the net income of the Wanadoo group). The initial effect of this change in accounting method amounted to a reduction of €39 million of the Group share, recorded in “Other movements” in the statement of changes in shareholders’ equity at December 31, 2003.

The following table sets forth the transition of figures for the Wanadoo segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in the scope of consolidation relate mainly to the full consolidation of eresMas on November 1, 2002 (renamed Wanadoo España on January 1, 2003, following the merger), with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,075	90	(6)	108	(18)	6,761

Entry into the scope of consolidation: EresMas	59	(39)	(60)	5	(44)
Other changes in the scope of consolidation	(27)	6	15	(5)	11	(60)
Other variations(2)	(12)	(9)	(9)	0	(9)
Exchange rate fluctuations(3)	(22)	8	9	(1)	9

2002 figures on a comparable basis	2,073	56	(51)	107	(51)	6,701
(1)	Before elimination of inter-segment transaction figures.

(2)	Change in accounting method of revenues from advertising sold in electronic directories.

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

5.3.2.2.2 Revenues of the Wanadoo segment

The following table sets forth revenues for the Wanadoo segment for the periods ended December 31, 2003 and 2002 and the breakdown between the two divisions.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002

	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Access, Portals and e-Commerce	1,708	1,209	1,199	41.3%	42.5%
Directories activities	918	869	880	5.6%	4.3%
Inter-segment eliminations	(9)	(4)	(4)	ns	Ns

Wanadoo revenues	2,617	2,074	2,075	26.2%	26.1%

Of which:
Revenues in France	1,997	1,619	1,646	23.3%	21.3%
Revenues outside France	620	454	429	36.6%	44.5%

Number of active users(1) (in thousands)	9,153	8,416	8,535	8.8%	7.2%
Of which:
Active users in France	4,520	3,924	3,924	15.2%	15.2%
Active users outside France	4,633	4,492	4,611	3.1%	0.5%

(1)	Subscribers who connected at least once during the past 30 days.

On a historical basis, Wanadoo’s revenues grew by 26.1% between 2002 and 2003. In addition to the positive impact of the acquisition of Wanadoo España (formerly eresMas), this growth reflected the positive impact of the growth of Internet access

(particularly broadband), partially offset by the negative impact of exchange rate fluctuations. International operations contributed 23.7% to Wanadoo revenues segment during 2003, compared to 20.7% during 2002. The Access, Portals and e-Commerce components activities increased by 42.5% while the Directories component’s activities increased by 4.3%.

On a comparable basis, revenues increased by 26.2% between 2002 and 2003, with growth of 41.3% in the Access, Portals and e-Commerce component’s operations and 5.6% in the Directories component’s business.

5.3.2.2.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Wanadoo segment

■	Operating income before depreciation and amortization

In 2003, Wanadoo’s operating income before depreciation and amortization increased significantly, reaching €347 million compared to €90 million in 2002 on a historical basis. On a comparable basis, operating income before depreciation and amortization increased to €347 million from €56 million in 2002. As a percentage of revenues, operating income before depreciation and amortization amounted to 13.3% in 2003, compared to 2.7% in 2002 on a comparable basis.

■	Operating income

On a historical basis, operating income increased significantly from a loss of €6 million in 2002 to an income of €250 million in 2003. This progression reflected the sustained growth of operating income before depreciation and amortization segment’s in conjunction with the virtual stability of depreciation and amortization of tangible and intangible assets, which amounted to €97 million in 2003, compared to €96 million in 2002 (on a historical basis).

As a result of the decrease in depreciation and amortization of tangible and intangible assets on a comparable basis, operating income increased considerably from a loss of €51 million in 2002, to a gain of €250 million in 2003.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets for the Wanadoo segment decreased significantly by 29.5% between 2002 and 2003 on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by approximately 28.7% between 2002 and 2003.

5.3.2.2.4 Access, Portals and e-Commerce component

5.3.2.2.4.1 Operating indicators for the Access, Portals and e-Commerce component

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Access, Portals and e-Commerce component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	1,708	1,209	1,199	41.3%	42.5%

Operating income before depreciation and amortization	45	(192)	(166)	123.6%	127.3%
Operating income before depreciation and amortization/Revenues	2.7%	(15.9)%	(13.9)%

Operating income	(38)	(282)	(246)	86.6%	84.6%
Operating income/Revenues	(2.2)%	(23.3)%	(20.5)%

CAPEX	64	91	92	(29.9)%	(30.8)%
CAPEX/Revenues	3.7%	7.5%	7.7%

Operating income before depreciation and amortization less CAPEX	(18)	(283)	(258)	93.5%	92.9%

Average number of employees (full-time equivalent)	2,161	2,263	2,323	(4.5)%	(7.0)%

5.3.2.2.4.2 Revenues from Access, Portals and e-Commerce

Revenues from Access, Portals and e-Commerce operations increased by 42.5% on a historical basis at December 31, 2003 as a result of the consolidation of eresMas (renamed Wanadoo España following the merger) and by 41.3% on a comparable basis.

This increase was mainly due to revenues from Internet Access services, which increased by 47% (€1,514 million in 2003 compared to €1,031 million in 2002). The increase in the number of broadband (ADSL and cable) users was particularly marked, exceeding 2.4 million users in 2003 (27% of its European subscriber base at December 31, 2003) compared with 1.4 million a year earlier, contributing significantly to the increase in ARPU (average monthly revenue per user).

In France, the rapid development of broadband access that began in 2002 continued, with 1.8 million Wanadoo broadband subscribers in France at December 31, 2003, a 74% increase compared with 2002. The ARPU for all offers increased by 17.9%, reaching €17.80 per month.

In the United Kingdom, the rapid increase in access revenues was due to growth in contract customers, which accounted for 43% of total active customers (2.6 million) at December 31, 2003 compared to 38% at December 31, 2002, out of a total of 2.57 million active customers. At December 31, 2003, Wanadoo UK (formerly Freeserve) had 158,000 ADSL users compared to 49,000 a year earlier. The transformation of the customer base led ARPU for all available offers to increase to €9.10 per month, an increase of 35.8% compared to 2002.

In Spain, access revenues increased significantly due to the growing proportion of contract customers, which accounted for 54% of total active customers at December 31, 2003. In addition, migration from low-speed access to ADSL access had a positive impact, with the number of Wanadoo ADSL subscribers in Spain reaching 190,000 at December 31, 2003, representing 12.7% of the 1.5 million active users at that date.

In the Netherlands, Wanadoo had 544,000 customers at December 31, 2003. Broadband customers represented 53.1% of the total customer base and ARPU amounted to €7.50.

Revenues from the portals business increased by 18% from €117 million in 2002 to €138 million in 2003, despite the negative impact of the sale of Wanadoo Editions. Advertising revenues from Wanadoo’s Portals increased significantly in 2003 despite a flat advertising market in the countries where Wanadoo operates.

e-Commerce revenues increased by 10%, reaching €56 million in 2003 compared to €51 million in 2002, generated by steady growth in the number of orders from alapage.com, reaching over 1.2 million orders, an increase of 22% compared to 2002.

5.3.2.2.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Access, Portals and e-Commerce component

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization for Access, Portals and e-Commerce activities improved significantly compared to 2002 (by €45 million in 2003, compared to a loss of €166 million on a historical basis or a loss of €192 million in 2002 on a comparable basis). This was the result of (i) the effect of the growth of revenues, enabling a better absorption of the partially-fixed production costs, (ii) the rationalization of portal operations and (iii) cost control relating to sales and marketing expenditures, as part of Wanadoo’s desire to pursue its growth, acquire new customers and encourage the migration of its subscriber base towards paying or broadband services.

Within Access services, the improvement in profitability was partially offset by the higher costs for broadband services, which are newer and have been less profitable to date than low-speed subscriptions.

Operating income before depreciation and amortization, as a percentage of revenues for the Access, Portals and e-Commerce component, increased from negative 13.9% in 2002 (on a historical basis or negative 15.9% on a comparable basis) to 2.7% in 2003. This increase reflected the marked improvement of operating profitability in all of the Internet activities and particularly the access businesses in each of the countries where Wanadoo operates.

■	Operating income

On a historical basis, operating income increased by €208 million, from a loss of €246 million in 2002 (or a loss of €282 million on comparable basis) to a loss of €38 million in 2003. This progression reflected the significant growth of operating income before depreciation and amortization in addition to the virtual stability of depreciation and amortization of tangible and intangible assets (€83 million in 2003, compared with €80 million in 2002 on a historical basis or a loss of €91 million on a comparable basis).

■	Investments in tangible and intangible assets

Between 2002 and 2003, investments in tangible and intangible assets decreased by €28 million on both a historical and comparable basis. The decrease in the Access, Portals and e-commerce component is principally due to the reduction of the in-house production of audiovisual e-Commerce products and games (Wanadoo Editions was sold during the summer) and the significant structural investments made during 2002 for Wanadoo platforms in France, which were not renewed in 2003.

5.3.2.2.5 Directories component

5.3.2.2.5.1 Operating indicators for the Directories component

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Directories component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	918	869	880	5.6%	4.3%

Operating income before depreciation and amortization	335	280	289	19.5%	15.8%
Operating income before depreciation and amortization/Revenues	36.5%	32.2%	32.9%

Operating income	322	265	274	21.6%	17.6%
Operating income/Revenues	35.1%	30.5%	31.1%

CAPEX	11	14	14	(20.7)%	(20.7)%
CAPEX/Revenues	1.2%	1.6%	1.6%

Operating income before depreciation and amortization less CAPEX	324	266	275	21.6%	17.6%

Average number of employees (full-time equivalent)	4,268	4,282	4,282	(0.3)%	(0.3)%

5.3.2.2.5.2 Revenues from Directories activities

In 2003, revenues from Directories activities reached €918 million, an increase of 4.3% on a historical basis and an increase of 5.6% on a comparable basis, due to the development of online directory services in France (corresponding to revenues in the amount of €885 million in 2003). Revenues from online directories (including Minitel and Internet) and site creation increased by 8% to €221 million, (of which 24% for pagesjaunes.fr ).

5.3.2.2.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets the Directories component

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization for the Directories component increased by 15.8% on a historical basis (19.5% on a comparable basis), from €289 million in 2002 (€280 million on a comparable basis) to €335 million in 2003.

Operating expenses before depreciation and amortization remained virtually stable, amounting to €583 million in 2003, compared with €591 million (on a historical basis) and €589 million (on a comparable basis) in 2002. As a percentage of revenue, operating expenses before depreciation and amortization decreased from 67.2% in 2002, on a historical basis, to 63.5% in 2003. This improvement was principally due to better management of editorial expenses (paper, printing and distribution of directories), in addition to the optimization of print runs.

As a percentage of revenue, operating income before depreciation and amortization increased from 32.2% in 2002 on a comparable basis (32.9% on a historical basis) to 36.5% in 2003, an increase of more than 4 points.

■	Operating income

On a historical basis, operating income increased by €48 million, from €274 million in 2002 to €322 million in 2003, a 17.6% increase. On a comparable basis, the increase was 21.6%.

■	Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets remained virtually unchanged (€11 million in 2003, compared with €14 million in 2002 on both a historical basis and comparable basis).

5.3.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The Fixed Line, Distribution, Networks, Large Customers and Operators segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, and the sale and rental of equipment, as well as support functions (including research and development, logistics and purchasing services) and the information system division.

5.3.2.3.1 Operating indicators for the Fixed Line, Distribution, Networks, Large Customers and Operators segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Fixed Line, Distribution, Networks, Large Customers and Operators segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	21,761	22,288	23,064	(2.4)%	(5.6)%

Operating income before depreciation and amortization	7,590	6,918	7,199	9.7%	5.4%
Operating income before depreciation and amortization/Revenues	34.9%	31.0%	31.2%

Operating income	4,066	3,342	3,496	21.6%	16.3%
Operating Income/Revenues	18.7%	15.0%	15.2%

CAPEX	1,356	2,097	2,243	(35.4)%	(39.6)%
CAPEX/Revenues	6.2%	9.4%	9.7%

Operating income before depreciation and amortization less CAPEX	6,235	4,821	4,956	29.3%	25.8%

Average number of employees (full-time equivalent)	120,037	126,922	131,311	(5.4)%	(8.6)%

The following table sets forth the transition of figures for the Fixed Line, Distribution, Networks, Large Customers and Operators segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in scope of consolidation relate mainly to the sale of TDF on December 13, 2002, with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	23,064	7,199	3,496	2,243	4,956	131,311

Withdrawal from the scope of consolidation: TDF	(731)	(285)	(162)	(138)	(147)	(4,341)
Other variations	(12)	6	6	1	6	(10)
Exchange rate fluctuations(2)	(33)	(2)	2	(9)	6

2002 figures on a comparable basis	22,288	6,918	3,342	2,097	4,821	126,960
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

5.3.2.3.2 Revenues for the Fixed Line, Distribution, Networks, Customers and Operators segment

Revenues from the Fixed Line, Distribution, Networks, Customers and Operators segment are divided into three markets: Consumer services, Business services and Carrier services. In addition there are Other revenues relating to support services, particularly Research and Development and information technology services provided to the other segments of the France Telecom Group.

The distribution of customers in the Consumer or Business markets is determined using a multi-criteria analysis based upon customer value. The analysis considers the revenues generated by France Telecom from the customer, the services used to future growth potential and, where applicable, the need for personalized customer services. Consumer services are designed especially for household customers, independent contractors and businesses with no more than five employees, although this may vary significantly depending on the type of business. The Business services are designed for businesses with more than five employees and to the Accounts (companies with over 200 employees). The Carrier Activities correspond to sales achieved with other telecommunications operators and third-party Internet Access Providers (IAPs), and include wireless services by satellite.

The table below sets forth the revenues for the Fixed Line, Distribution, Networks, Large Customers and Operators segment for the periods ended December 31, 2002 and 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Consumer services	11,304	11,669	11,685	(3.1)%	(3.3)%
Business services	6,695	6,788	7,560	(1.4)%	(11.4)%
Carrier activities	3,367	3,378	3,379	(0.3)%	(0.4)%
Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators revenues	21,761	22,288	23,064	(2.4)%	(5.6)%

On a historical basis, revenues decreased by 5.6% in 2003 compared to 2002. The decrease was mainly due to the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues was 2.4% (amounting to €527 million), due, in large part, to revenues from fixed line telephony services, which represented two-thirds of the segment’s revenues.

In particular, revenues from subscriber line telephone communications decreased by 9.5% (amounting to €597 million) in 2003 (consumer and business services). Approximately half of this decrease corresponded to the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and 2003. In addition, this reflected the impact of the complementary tariff reductions related to increased discounts granted to businesses. Furthermore, revenues from telephone communications by consumers and businesses were affected by a loss of market share, particularly in the market for local traffic, which was opened to competition from January 1, 2002, although the rate of loss of France Telecom’s market share decreased significantly during 2003. France Telecom’s market share for local traffic was 75.8% in December 2003, a decrease of 5.1 points in 2003 compared to a market share loss of 15.9 points in 2002. France Telecom’s market share for long distance traffic was 61.8%, a loss limited to 2.5 points.

The decrease in revenues from telephone communications in 2003 was partially offset by the effect of the rapid development of ADSL, for which revenues from the segment increased by 87.7% in year, reaching €695 million in 2003 (including revenues from the unbundling of lines), compared to €370 million in 2002. Including revenues from low speed Internet, Internet revenues for the Fixed Line, Distribution, Networks, Large Customers and Operators segment (consumers, sales to third-party IAPs and the unbundling of lines) were €1,167 billion, compared to €919 million in 2002, an increase of 26.9% in one year. In addition, the 5.0% increase on a comparable basis of revenues from business networks was achieved due to the steady increase of data network solutions (13.0% increase on a comparable basis), in particular revenues from services linked to Internet and Intranet for businesses, increased 26.3% in 2003 compared with 2002.

The total number of telephone lines in France reached 33.9 million at December 31, 2003 compared to 34.1 million at December 31, 2002, a decrease of 0.6%. This number includes digital (Numeris) channels (expressed as line-equivalents, with each channel corresponding to one line), which accounted for 5.0 million-lines at December 31, 2003 compared to 4.9 million at December 31, 2002, or an annual increase of 2.3%.

5.3.2.3.2.1 Revenues from Consumer Services

The table below sets forth the revenues and other operating information for Consumer Services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Telephone communications	3,964	4,365	4,365	(9.2)%	(9.2)%
Online services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

Consumer services revenues	11,304	11,669	11,685	(3.1)%	(3.3)%

Number of consumer telephone lines(1)(2) (in millions)	27.6	27.9	27.9	(0.9)%	(0.9)%

Voice traffic of consumer subscribers (in billions of minutes)	59.2	63.7	63.7	(7.1)%	(7.1)%

Number of prepaid communication subscribers(2) (in millions)	8.8	6.7	6.7	31.2%	31.2%

Consumer traffic for online services and low speed Internet access (in billions of minutes)	23.3	23.0	23.0	1.2%	1.2%

Number of Consumer subscriptions to ADSL, excluding wholesales to IAPs(2) (in thousands)	1,763.2	1,013.6	1,013.6	74.0%	74.0%
(1)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, an increase of 1.4% compared with 2002.

(2)	At the end of the period.

■	Consumer subscriptions

The increase in revenues from subscription fees was principally due to price increases for consumer subscriptions which came into effect on July 20, 2002 to reflect the rate of inflation since October 2000.

The basic monthly subscription fee was increased from €12.55, all tax included, to €13.00, all tax included, representing an increase of €0.45, or 3.6%. The monthly fee for small business subscribers was increased by an identical amount, increasing from €12.65, excluding tax, to €13.10, excluding tax. The fee for small business “Presence” contracts increased by €0.50, from €16.30, excluding tax, to €16.80, excluding tax per month. The charge for Numeris lines is, as in the past, adjusted in the “Presence” small business contract subscription.

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

■	Consumer telephone communications

Revenues from consumer telephone communications decreased by 9.2% in 2003 compared to the previous year. This decrease was due to (i) the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and 2003 and (ii) the impact of the loss of market share, in particular, in the market for local traffic, which was opened to competition as of January 1, 2002.

At the same time, calling packages continued to grow rapidly, with 8.8 million subscribers at December 31, 2003, an increase of 31.2% over the previous year. Calling packages accounted for 21.2% of consumer telephone communications revenues at December 31, 2003 compared to 12.4% at December 31, 2002.

They are responsible for the significant growth in the share of recurring revenues for consumer subscribers. In 2003, revenues from subscriptions and calling packages represented 60.4% of total revenues of subscriptions and consumer telephone communications compared to 53.9% in 2002.

■	Consumer online and Internet access services

The overall increase in revenues of 14.2% in Consumer online and Internet access services in 2003 was mainly linked to the development of the wholesale sale of ADSL access to Wanadoo in France. The revenues for this operation have more than doubled compared to 2002, reflecting the rapid growth of ADSL. At December 31, 2003, the number of ADSL accesses sold to Wanadoo amounted to 1,535 million compared with 756,000 a year earlier.

In addition, the number of direct customer subscriptions to the “ADSL line” (access to France Telecom’s ADSL network, which allows subscribers to choose their own IAP) amounted to 229,000 subscribers at December 31, 2003 compared to 258,000 at December 31, 2002, a decrease of 11.2% in the number of subscribers.

Finally, revenues from information and operator services increased by 8.3% compared to 2002 due to an increase in calls originating from mobile telephones.

The effect of these positive developments was partially offset by (i) the 13.7% decline in revenues from telephone communications for low-speed Internet access sold to Wanadoo and (ii) the 23.9% decline in revenues from Teletel kiosk services, linked to the downward trend in Teletel traffic during the year (a 23.1% decrease).

■	Other consumer services

On a historical basis, revenues from other consumer services decreased by 7.1%.

On a comparable basis, the 6.5% decrease of Other consumer services was mainly due to the payphone and telephone cards services for which revenues decreased by 23.1% (on a comparable basis) in 2003 compared with 2002. This decline reflects the 18.8% decrease in the overall volume of traffic. The remainder of the decrease relates to services provided by the distribution network of stores in France and furnished to other partners of the France Telecom Group (principally Orange France and Wanadoo Interactive) to market their services.

The annual growth of 4.3% in revenues from equipment sales and rentals for consumers in 2003 was related to the sustained development of sales of mobile equipment and talktime Mobicarte recharges by the distribution network of France Telecom stores in France. Sales of equipment and mobile services increased by 31.4% compared to 2002 and amounted to 44% of revenues from equipment sales and rentals in 2003.

5.3.2.3.2.2 Revenues from business services

The table below sets forth the revenues and other operating information for business services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Business fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%
Business networks	2,526	2,406	2,385	5.0%	5.9%
Other business services	842	851	1,648	(1.1)%	(48.9)%

Business services revenues	6,695	6,788	7,560	(1.4)%	(11.4)%

Number of business telephone lines(1)(2) (in millions)	5.9	5.9	5.9	0.9%	0.9%
Voice traffic of business subscribers (in billions of minutes)	21.5	23.5	23.5	(8.8)%	(8.8)%
Business traffic in online services and low speed Internet access (in billions of minutes)	19.5	17.8	17.8	9.7%	9.7%

Total number of permanent accesses to data networks(1) (in thousands)	227.0	190.5	190.5	19.2%	19.2%
Of which:
Number of accesses for Internet and Intranet(1) (in thousands)	150.6	110.4	110.4	36.5%	36.5%

Total number of leased lines to businesses(1) (in thousands)	231.2	264.5	264.5	(12.6)%	(12.6)%
(1)	At the end of the period.

(2)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2003 amounted to 3.7 million, an increase of 2.9% compared with 2002.

Revenues from business services decreased by 11.4% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.4%. The 5.8% decrease in business fixed line telephony revenues was partially offset by the 5.0% increase in Business Networks revenues.

■	Business fixed line telephony

The 5.8% decline in revenues on a comparable basis (a 5.7% decrease on a historical basis) for business fixed line telephony was related to the 10.2% decrease on a comparable basis of telephone communications, partially offset by the 1.3% increase in revenues on a comparable basis from telephone subscriptions.

Revenues from business telephone communications contributed almost half of the revenues from business fixed line telephony in 2003. Revenues decreased by 10.2% on a comparable basis (10.1% on a historical basis) compared to the previous year. This decrease was linked to (i) the 12% decrease in the average cost of calls to mobiles due to the tariff decreases in 2002 and 2003; (ii) the effects of reduced prices resulting from volume discounts awarded to businesses, and (iii) the effect of a loss in market share, mainly for the local traffic market, which was opened to competition on January 1, 2002.

Business telephone subscriptions amounted to approximately 40% of the revenues of business fixed line telephony in 2003. The 1.3% annual increase on a comparable basis was related to (i) the increase in the subscription price on July 20, 2002 (see “Revenues from Consumer Services – Consumer Subscriptions”), (ii) the development of additional services such as Incoming Call Routing to the called party’s number or conference calling, and (iii) to a lesser extent, the overall 0.9% increase in the number of equivalent telephone lines which reached 5.9 million equivalent telephone lines at December 31, 2003. These positive effects were partially offset by the fact that the Unlisted Number option became a free service as of August 6, 2003.

Online business services are principally comprised of the Audiotel telephone kiosk activities, which group the electronic information services available by telephone, such as home banking services and weather reports. Revenues from online business services decreased by 9.7% compared to 2002 due to (i) the increase in fees passed on to providers of kiosk services (these payments were accounted for as deductions from gross revenues from calls) and (ii) to a lesser extent, the 3.6% decrease in the volume of calls made from fixed line telephone subscribers.

■	Business networks

Revenues from business networks increased by 5.0% on a comparable basis (5.9% on a historical basis). The 13.0% increase in revenues from data network solutions on a comparable basis (€1.9 billion in 2003) was partially offset by the 13.7% decrease of revenues from leased lines on a comparable basis (€627 million in 2003).

For data network solutions, Internet and Intranet-related services experienced very substantial growth (26.3% in 2003 compared to 2002) and represented 60% of the revenues from data services in 2003. Revenues from frame relay services stabilized, while standard data products (mainly the switching of X25 packages) continued on a downward trend, falling 10.5% in 2003 compared to the preceding year.

Similarly, the decrease in revenues from leased lines reflected the transfer of businesses towards data solutions, which include services in addition to the leasing of the basic infrastructure. The overall decrease in leased lines amounted to 12.6%, corresponding mainly to analog and digital low and medium speed lines, while broadband digital lines increased by 2.0% compared to the preceding year.

■	Other business services

Revenues from other business services decreased by 48.9% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.1%. The 9.9% decrease in revenues from equipment sales and rentals was partially offset by the 5.5% increase in “Audiovisual” revenues and the 4.1% increase in “other business services”.

5.3.2.3.2.3 Revenues from carrier services

Carrier services include (i) domestic interconnection services in France with other domestic operators, (ii) services provided in France to international operators (incoming international traffic and transit services), (iii) other carrier services, in particular the wholesale sale of ADSL access to third-party Internet access providers, data services to operators and services related to the unbundling of telephone lines in France. In addition, it also includes backbone networks outside France, satellite services, the laying and maintenance of submarine cables and management and network engineering.

The following table sets forth the revenues and other operating information for France Telecom’s Carrier Services for the periods ended December 31, 2002 and 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Domestic interconnection	1,206	1,261	1,261	(4.3)%	(4.3)%
International operators services	574	610	610	(5.8)%	(5.8)%
Other carrier services	1,586	1,508	1,509	5.2%	5.1%

Total carrier services revenues	3,367	3,378	3,379	(0.3)%	(0.4)%

Domestic interconnection traffic (in billions of minutes)	42.9	40.5	40.5	5.9%	5.9%

Internet interconnection traffic (in billions of minutes)	33.9	30.2	30.2	12.3%	12.3%

Incoming international traffic (in billions of minutes)	3.7	3.8	3.8	(3.1)%	(3.1)%

■	Domestic interconnection

Domestic interconnection revenues recorded a limited decline of 4.3% in 2003. Revenues from call termination (call traffic originating from third-party operators and Orange France), which accounted for most of the domestic interconnection revenues, decreased by 3.6%. The 5.9% increase in call termination traffic was more than offset by (i) the impact of the development of direct connections with commuted switch operators of third-party networks, which were less lucrative for France Telecom; and, (ii) the impact of price decreases in the 2003 interconnection catalogue that were more moderate than in previous years.

At the same time, revenues from low speed interconnection Internet access traffic, which accounted for approximately 10% of domestic interconnection revenues, decreased by 10.0% in 2003. The impact of the 12.3% growth in traffic volumes was largely offset by the development of contract Internet interconnection implemented at the beginning of 2002. This resulted in significant decreases in pricing for low-speed Internet access traffic compared to the traditional per-minute billing system (contract Internet interconnection enables the user to pay for interconnection in terms of the number of accesses independently of the number of actual minutes).

■	International operators services

Revenues from International Operators Services decreased by 5.8% in 2003, mainly due to the particularly strong decline in transit services (circuit leasing and re-routing of calls), which decreased by 41.5% in a market segment that remains highly competitive. At the same time, revenues from incoming international traffic, which accounted for nearly half of revenues from international operators services, decreased by 15.6% in 2003, due to the 9.6% average reduction in fees for incoming calls billed by France Telecom to international operators and, to a lesser extent, (i) the negative impact of exchange rate fluctuations, amounting to 3.7%, compared to 2002 and (ii) the 3.1% decline in incoming international traffic compared to the previous year.

The decrease in transit services and incoming international traffic was partially offset by the development of network services provided to fixed line and wireless operators of the other segments of the France Telecom Group, in particular Orange and Other International.

■	Other carrier services

On a comparable basis, other carrier services increased by 5.2% (a 5.1% increase on a historical basis) due to the rapid development of wholesale ADSL access sales to third-party IAPs. The number of ADSL access accounts billed to third-party IAPs increased 3.5 times in one year, reaching 1.2 million access accounts at December 31, 2003 compared to 345,000 at December 31, 2002. In addition, Other carrier services also benefited from (i) the sustained growth of revenues from the unbundling of telephone lines in France, (ii) the increase in revenues from backbone networks outside France (North America, Europe and Asia) and (iii) the development of wireless services by satellite, particularly in the maritime sector.

These increases were partially offset by (i) a decrease of 1.3% in revenues for Data services to operators, reflecting a decrease of 3.1% in the number of lines leased to third-party operators, (ii) a decrease in the revenues from satellite operator service contracts and (iii) to a lesser extent, a decrease in submarine cable installation and maintenance services.

5.3.2.3.2.4 Other revenues

Other revenues of the Fixed Line, Distribution, Networks, Large Customers and Operators segment include revenues generated by: (i) the increase in the value of research and development activities (revenues from licenses and software) and (ii) consulting and engineering services for information systems for telecommunications as part of operators. In addition, other revenues include revenues from services billed to subsidiaries from the Group’s other segments, in particular (i) computing services, within the framework of the pooling of the Group’s information system services and (ii) property rentals.

The table below sets forth the revenues for other revenues of the Fixed Line, Distribution, Networks, Large Customers and Operators segment for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(Euro millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues from Other revenues	395	453	440	(12.7)%	(10.2)%

Other revenues recorded a 10.2% decrease on a historical basis.

The 12.7% decrease in revenues from other revenues on a comparable basis in 2003 was due, equally, to (i) the significant decline in consulting and engineering services for information systems for telecommunications operators and (ii) the decrease in revenues from property rentals to subsidiaries of other segments. At the same time, research and development revenues remained stable compared to the previous year, contributing approximately one quarter of other revenues in 2003. Similarly, revenues from information systems services to subsidiaries of other segments remained generally stable and represented approximately one-third of revenues from Other Revenues.

5.3.2.3.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the fixed line, distribution, networks, large customers and operators segment

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization amounted to €14,171 million in 2003, compared to €15,865 million at December, 31 2002 on a historical basis, a 10.7% decrease between the two years, partly due to the sale of TDF.

This decrease amounted to 7.8% on a comparable basis, a saving of €1,201 million. This decrease was principally attributable to a 20.2% decrease in the level of external charges, representing a saving of €763 million (on a comparable basis). The savings included the following:

-	the total amount of purchases and payments to operators decreased, mainly due to the decline in the average cost of call termination rates for calls from mobile telephones.

-	External charges, excluding purchases and payments to operators, decreased, mainly due to the effects of the TOP Program, particularly TOP Sourcing in relation to the renegotiation of agreements and the effects of which were evident in the following items: sub-contracting, fees, computing, merchandise purchasing, advertising and sponsorship.

The decline of labor costs mainly due to a reduced headcount.

Bad debts declined significantly, mainly with respect to businesses (site work recovery and identification of claims in commercial litigation).

On a historical basis, operating income before depreciation and amortization increased by 5.4% due to the sale of TDF.

On a comparable basis, operating income before depreciation and amortization increased by 9.7% between 2002 and 2003, mainly due to the effects of the implementation of TOP projects. The savings achieved largely offset the decrease in revenues. Operating income before depreciation and amortization compared to revenues was 34.9% in 2003, versus 31.0% in 2002 on a comparable basis and 31.2% on a historical basis.

■	Operating income

On a historical basis, operating income increased 16.3% despite the negative impact of the sale of TDF.

On a comparable basis, operating income increased by 21.6%, which reflected the favorable effect of the growth in operating income before depreciation and amortization, in addition to the decrease in provisions for depreciation and amortization of tangible and intangible assets.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets declined by 39.6% on a historical basis between 2002 and 2003, and decreased by 35.4% on a comparable basis.

The significant savings in investments on a comparable basis in 2003 compared to 2002 were due to the joint effects of the policy for voluntary rationalization of investments implemented through the TOP Program and the implementation of the TOP Sourcing Program for the optimization of contracts signed. Overall, investments decreased €742 million, or 35.4%, on a comparable basis in 2003 compared to 2002.

During 2003, network-related investments, amounting to 71% of investments in tangible and intangible assets of the Fixed Line, Distribution, Networks, Large Customers and Operators segment, decreased by €351 million, or 27% on a comparable basis compared to 2002. However, investments relating to Internet spending and broadband, a strong growth sector, increased significantly in 2003 compared to their 2002 levels. In 2003, such investments represented 35% of network investments:

-	ADSL: investments in ADSL equipment increased by €38 million, a 22% increase in one year. The ADSL customer base grew significantly, increasing by over 1.6 million users at December 31, 2003 compared to December 31, 2002 (at December 31, 2003, the customer base amounted to 3.1 million ADSL access users);

-	Other Internet-specific equipment: similarly to ADSL, these investments remained practically stable during 2003, despite a decline in unit prices.

Investments for other network equipment (local loop, shared network resources, switched networks, other networks, cable networks and miscellaneous) on a comparable basis decreased by €384 million in 2003, or 38% compared to 2002. These investments related principally to “renewal” equipment.

The principal savings included notably the following:

-	IT costs expenditure decreased by €168 million, or 36%;

-	Investments in real estate decreased by €68 million, or 56% compared to 2002.

❖❖❖❖❖

5.3.2.4 EQUANT SEGMENT

The Equant segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced the leader in the field of worldwide data transmission to businesses by the extent of its geographical coverage and seamless network and the diversity of its voice and data services.

At December 31, 2003, France Telecom held 54.15% of Equant’s share capital.

5.3.2.4.1 Operating indicators for the Equant segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Equant segment.

(Euro millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,612	2,632	3,156	(0.8)%	(17.2)%

Operating income before depreciation and amortization	259	167	200	54.9%	29.3%
Operating income before depreciation and amortization/Revenues	9.9%	6.3%	6.3%

Operating income	(168)	(268)	(321)	37.1%	47.5%
Operating Income/Revenues	(6.4)%	(10.2)%	(10.2)%

CAPEX	248	327	392	(24.1)%	(36.7)%
CAPEX/Revenues	9.5%	12.4%	12.4%

Operating income before depreciation and amortization less CAPEX	11	(160)	(192)	106.6%	105.5%

Average number of employees (full-time equivalent)	9,872	11,928	11,928	(17.2)%	(17.2)%

The following table sets forth the transition of figures for the Equant segment on a historical basis to figures on a comparable basis for the 2002 financial year, including Euro/US dollar exchange rate fluctuations:

(Euro millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,156	200	(321)	392	(192)	11,928

Exchange rate fluctuations(2)	(523)	(33)	53	(65)	32

2002 figures on a comparable basis	2,632	167	(268)	327	(160)	11,928
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average US exchange rate in 2002 and the average exchange rate in 2003.

5.3.2.4.2 Equant segment revenues

On a historical basis, revenues decreased by 17.2% between 2002 and 2003 due to strong fluctuations in the Euro/US dollar exchange rate.

Equant’s revenues were relatively stable on a comparable basis between 2002 and 2003, decreasing very slightly by 0.8%.

The increase in revenues from network and integration services was offset by the decrease in revenues from other services and revenues relating to the agreement with SITA.

Due to the exchange rate fluctuations, the following comments are presented on the basis of figures expressed in US dollars as reported by Equant.

■	Revenues from network services

The Equant segment’s network services sector comprises revenues from network agreements for data transmission with direct and indirect customers and also includes network consulting services included in those agreements.

In 2003, revenues for network services increased by 2.6% to US$1,607 million. Direct sales grew by 8.3% compared with 2002. Revenues increased significantly in Western Europe, which largely offset the decrease in revenues in North America. Revenues made through indirect distribution channels decreased by 19.7% in 2003 compared to 2002. This decrease was principally due to the decrease in revenues from Sprint, Deutsche Telekom and Radianz.

At December 31, 2003, Equant operated over 1,000 IP-VPN customer networks, compared to 400 at December 31, 2002, demonstrating its capacity for growth in the most dynamic sector of the market.

■	Revenues from integration services

The Equant segment’s integration services activities include the company’s integration services, messaging services, hosting, security and the distribution of equipment and networks. Integration services comprise part of the consulting and network engineering activities and also installation and maintenance services of network equipment.

Total revenues for integration services increased by 5.1% in 2003 compared to 2002, reaching US$447 million in 2003, mainly due to the increase in revenues from the provision and deployment of equipment, which increased by 23.5%. Revenues from messaging, hosting services and security increased by 8.6% compared to 2002. The economic slowdown in the United States significantly impacted demand of small businesses for computer maintenance and led to a 9.7% decline in revenues from other integration services.

■	Revenues from other services

Revenues from other services decreased by 6.2%, to US$224 million, in 2003 compared to 2002. This decrease reflected amendments to product development agreements with France Telecom Transpac and the anticipated reduction in revenues from switched voice services.

■	Revenues from the SITA agreement

Revenues relating to the SITA agreement amounted to US$641 million in 2003, a 10.2% decrease in 2003 compared to 2002. The termination of the guaranteed minimum revenues provision at the end of June 2003 had a significant impact on revenues from SITA. The relationship with SITA now operates within the framework of a new agreement signed on October 16, 2003, which sets the terms of price revisions.

5.3.2.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Equant segment

The difference between the figures on a historical basis and on a comparable basis for 2002 relates solely to the US dollar/Euro exchange rate fluctuations.

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization amounted to €2,354 million in 2003, compared to €2,956 million in 2002 on a historical basis, a decrease of 20.36% (4.5% on a comparable basis) between the two periods.

As a percentage of revenues, operating expenses before depreciation and amortization decreased to 90% of revenues in 2003, compared to 94% of revenues in 2002 on both a historical basis and comparable basis. The decrease is related to a decline in (i) transmission and access circuit costs, in (ii) labor and sites costs resulting mainly from the restructuring and integration plan implemented by Equant and (iii) reduction of general sales and marketing expenses.

Operating income before depreciation and amortization experienced strong growth, increasing from €200 million in 2002, to €259 million in 2003, a 29.3% increase on a historical basis. On a comparable basis, this growth was 54.9% (€259 million in 2003, compared to €167 million in 2002).

As a percentage of revenues, operating income before depreciation and amortization costs increased from 6.3% in 2002 (both on a historical and a comparable basis) to 9.9% in 2003, due to the decrease in operating expenses.

■	Operating income

On a historical basis, operating income registered a significant improvement, increasing from a loss of €321 million in 2002 to a loss of €168 million one year later, an increase of 47.5% (37.1% on a comparable basis). This reflected an increase in operating income before depreciation and amortization and a decrease of 18.0% in provisions for depreciation and amortization, which amounted to €427 million in 2003, compared to €521 million in 2002 on a historical basis.

On a comparable basis, this growth was 37.1%. As provisions for depreciation and amortization remained stable, operating income reflected the growth of operating income before depreciation and amortization.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets declined significantly, decreasing by 36.7% in 2003 on a historical basis.

On a comparable basis, this decrease amounted to 24.1%. The major items of investments in tangible and intangible assets during 2003 were:

-	“network and equipment”, in the amount of €110 million;

-	“capitalized labor costs”, in the amount of €97 million;

-	“Indefeasible Rights of Use” and “other intangible assets”, in the amount of €41 million.

❖❖❖❖❖

5.3.2.5 TP GROUP SEGMENT

TP Group has been fully consolidated since April 2002. The TP Group segment includes TP S.A., the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile activities.

At December 31, 2003, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP S.A., of which 33.93% was held by France Telecom.

5.3.2.5.1 Operating indicators for the TP Group segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the TP Group segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	4,164	4,104	3,471	1.5%	20.0%

Operating income before depreciation and amortization	1,859	1,719	1,453	8.2%	28.0%
Operating income before depreciation and amortization/Revenues	44.7%	41.9%	41.8%

Operating income	890	774	653	15.0%	36.3%
Operating Income/Revenues	21.4%	18.9%	18.8%

CAPEX	884	1,051	1,045	(15.9)%	(15.4)%
CAPEX/Revenues	21.2%	25.6%	30.1%

Operating income before depreciation and amortization less CAPEX	975	668	408	46.1%	139.5%

Average number of employees (full-time equivalent)	43,451	57,482	45,222	(24.4)%	(3.9)%

The following table sets forth the transition of figures for the TP Group segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in the scope of consolidation relate to the full consolidation of TP Group from April 1, 2002, with effect on a comparable basis from January 1, 2002.

(Euro millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,471	1,453	653	1,045	408	45,222

Entry into the scope of consolidation:
TP Group	1,218	512	231	156	356	12,260
Exchange rate fluctuations(2)	(585)	(246)	(110)	(150)	(96)

2002 figures on a comparable basis	4,104	1,719	774	1,051	668	57,482

(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate of the zloty in 2002 and the average exchange rate in 2003.

5.3.2.5.2 Revenues of the TP Group segment

The following table sets forth revenues for the TP Group segment at December 31, 2002 and 2003 and the breakdown of the TP Group segment’s revenues by activity:

(Euro millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002

	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless services	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8	76.7%
Inter-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group revenues	4,164	4,104	3,471	1.5%	20.0%

Total number of active customers (in thousands)	18,344	16,719	16,719	9.7%	9.7%
Of which:
Fixed line customers	11,127	10,792	10,792	3.1%	3.1%
Wireless customers	5,702	4,480	4,480	27.3%	27.3%
Internet customers	1,515	1,447	1,447	4.6%	4.6%

On a historical basis, revenues grew by 20.0% between 2002 and 2003. This increase was marked by two particular factors with opposite effects:

-	Revenues for 2002 on a historical basis only relate to nine months of activity whereas revenues in 2003 are for the complete period.

-	The Euro/Polish zloty exchange rate fluctuations had a negative impact between 2002 and 2003 (on average €1 = 3.92 zloty for the nine months of activity in 2002 and €1 = 3.84 zloty for the full year 2002, compared to €1 = 4.39 zloty in 2003).

As a result, on a comparable basis, revenues increased by 1.5% between 2002 and 2003, to €4,164 million.

The 5.2% decline in revenues from fixed line services, which represented approximately 78% of the TP Group segment’s total revenues, was more than offset by strong growth (29.1%) in revenues from wireless services of its PTK Centertel subsidiary.

■	Revenues from fixed line services

Revenues from fixed line services declined mainly due to a decrease in revenues from communications and interconnection, which was only partially offset by growing services such as data transmission, broadband Internet and services based on intelligent networks. Communications were impacted by the opening of the long distance calling market to competition (January 2003) and the fixed line to wireless market (October 2003), in addition to the significant decline in the cost of telephone calls (long distance calling and fixed to wireless). Also, traffic from fixed lines was subject to competition from wireless services, particularly for local traffic. Interconnection revenues reflected the negative impact of the regulatory decrease in tariffs and the opening of the long distance calling market to competition. Finally, payphone activities also decreased as a result of the increase in the use of mobile phones. These developments were partially offset by the increase in the cost of subscriptions, the significant growth of the Internet, in particular broadband Internet (73% increase) and the promising success of data transmission (15% increase), despite the difficult economic environment. Services to businesses on the basis of intelligent networks increased almost 20%.

■	Revenues from wireless services

The growth of revenues from wireless services was due to the rapid growth in the number of subscribers. At December 31, 2003, the number of customers was 5,702 million, an increase of 27.3% compared to December 31, 2002. PTK Centertel’s market share improved, to 33.0% at December 31, 2003, representing almost 1 point gain in one year, while improving its customer mix. The share of contract plans in the wireless customer base, for which ARPU is four times higher than prepaid plans, also showed regular growth. At December 31, 2003, contract customers represented 44.2% of overall subscribers, compared to 39.1% one year earlier.

■	Revenues from Internet and other revenues

In addition to the very rapid growth of wireless services, the TP Group segment benefited from the strong growth in the broadband Internet market from ADSL and SDI (Rapid internet access technology) technologies, for which the number of clients doubled in a year.

The virtual stability of revenues from this activity, excluding Internet and directories activities, was due to the rationalization of operations and the refocusing of activities, in addition to a clear improvement in profitability.

5.3.2.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the TP Group segment

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization increased significantly from €1,453 million in 2002 on a historical basis (€1,719 on a comparable basis), compared to €1,859 million in 2003, an increase of 28.0% (8.2% on a comparable basis).

This growth was due to the cumulative effect of (i) an increase in revenues led by the dynamic growth of wireless activities and (ii) very significant cost savings, particularly for fixed line activities, as a result of the operating expenses reduction program, especially relating to real estate, transportation and equipment expenses, as well as expenses for studies, subcontracting and consulting services, and, in particular, labor costs following gains in productivity and the subcontracting of network maintenance. The number of employees declined sharply following implementation of a reorganization plan for TP Group, resulting in a 12% decrease in personnel between December 31, 2002 and December 31, 2003 and resulting in a fall in labor costs of almost 17%. Furthermore, interconnection fees decreased significantly.

As a percentage of revenues, operating income before depreciation and amortization increased from 41.8% in 2002 on a historical basis (41.9% on a comparable basis), to 44.7% in 2003, due to the control of operating expenses.

■	Operating income

Operating income increased significantly from €653 million in 2002 on a historical basis to €890 million in 2003, a 36.3% increase.

On a comparable basis, this increase amounted to 15%. As depreciation and amortization of tangibles and intangibles remained virtually stable (€969 million at December 31, 2003 compared with €945 million at December 31, 2002, a 2.5% increase on a comparable basis), operating income reflected the growth of operating income before depreciation and amortization.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, investments in tangible and intangible assets decreased by 15.4% between 2002 and 2003.

Investments in tangible and intangible assets decreased by almost 15.9% on a comparable basis between 2002 and 2003.

This change reflected a reduction in investments in wireless activities by the TP Group segment following significant efforts made in the network in 2002. In fixed line telephony, overall expenses also decreased, significantly for classic networks. This decrease was partially offset by (i) expenses made within the framework of an ambitious program for the modernization of customer relations management (implementation of “CRM”: Customer Relationship Management) and billing, and (ii) increased investments in real estate.

For other subsidiaries, investments decreased by approximately 70% on a comparable basis between 2002 and 2003.

❖❖❖❖❖

5.3.2.6 OTHER INTERNATIONAL SEGMENT

The Other International segment includes France Telecom is other international subsidiaries, the main activities of which are fixed line telephony services outside France as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldava and FTM Lebanon, Ikatel in Mali, Sonatel Mobile in Senegal and Mobilecom in Jordan).

5.3.2.6.1 Operating indicators for the Other International segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Other International segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	1,621	1,559	2,427	4.0%	(33.2)%

Operating income before depreciation and amortization	608	427	784	42.2%	(22.5)%
Operating income before depreciation and amortization/Revenues	37.5%	27.4%	32.3%

Operating income	314	130	278	142.1%	13.2%
Operating Income/Revenues	19.4%	8.3%	11.4%

CAPEX	183	246	396	(25.4)%	(53.8)%
CAPEX/Revenues	11.3%	15.8%	16.3%
Investments in UMTS/GSM licenses	0	46	46	ns	ns

Operating income before depreciation and amortization less CAPEX	425	181	388	134.9%	9.4%

Average number of employees (full-time equivalent)	11,007	11,747	14,047	(6.3)%	(21.6)%

The following table sets forth the transition of figures for the Other International segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in the scope of consolidation relate to:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese government as of August 31, 2002, with effect from January 1, 2002 on a comparable basis;

-	the sale of Casema on January 28, 2003, with effect from February 1, 2002 on a comparable basis;

-	the transfer of wireless activities in Egypt (ECMS, Mobinil) from the Other International segment to the Orange segment, as of July 1, 2002, with effect from January 1, 2002 on a comparable basis; and

-	the sale of the indirect holding in CTE Salvador on October 22, 2003, with effect from November 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,427	784	278	396	388	14,047

Withdrawal from the scope of consolidation:
FTM Lebanon	(251)	(115)	(80)	(8)	(107)	(405)
Casema	(212)	(78)	14	(68)	(10)	(673)
Mobinil, ECMS	(199)	(95)	(46)	(43)	(53)	(617)
CTE Salvador	(67)	(22)	(9)	(11)	(11)	(511)

Other changes in the scope of consolidation	(20)	(2)	(2)	1	(1)	(94)

Exchange rate fluctuations(2)	(119)	(45)	(25)	(21)	(25)

2002 figures on a comparable basis	1,559	427	130	246	181	11,747
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

The following table sets forth the impacts of exchange rate fluctuations :

(€ millions)		Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

US Dollar	USD	(58)	(25)	(13)	(8)	(17)
Pound (Egyptian)	EGP	(22)	(5)	(3)	(4)	(1)
Other currencies		(39)	(15)	(9)	(9)	(7)

Exchange rate fluctuations		(119)	(45)	(25)	(21)	(25)

5.3.2.6.2 Revenues for the Other International segment

On a historical basis, revenues declined by 33.2%, to €1,621 million, due to significant exchange rate fluctuations, in particular for the US dollar and Egyptian pound, in addition to changes in the scope of consolidation, mainly including:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002;

-	the sale of Casema on January 28, 2003;

-	the transfer to Orange of wireless operations in Egypt (Mobinil and ECMS) as of July 1, 2002; and

-	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues grew 4.0% between 2002 and 2003. This growth was due mainly to the improvement in international fixed line services, notably with an increase in revenues of the Uni2 Group in Spain during 2003.

5.3.2.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Other International segment

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization decreased by 38.4% (10.7% on a comparable basis) amounting to €1,012 million in 2003, compared with €1,642 million in 2002 on a historical basis (€1,133 million on a comparable basis).

Operating income before depreciation and amortization in 2003 fell substantially by 22.5% on a historical basis, from €784 million in 2002 to €608 million between the two periods. This decrease reflected changes in the scope of consolidation and exchange rate fluctuations, as described above.

On a comparable basis, operating income before depreciation and amortization increased 42.2% between 2002 and 2003. This increase reflected the improved profitability of the operations of subsidiaries in fixed line telephony, such as Uni2 in Spain and CTE in El Salvador (for the period preceding its sale on October 22, 2003). As a percentage of revenues, operating income before depreciation and amortization increased from 32.3% in 2002 on a historical basis (27.4% on a comparable basis) to 37.5% in 2003.

■	Operating income

On a historical basis, operating income increased by 13.3%, from €278 million at December 31, 2002, to €314 million one year later.

On a comparable basis, operating income increased 2.4 times, increasing from €130 million at December 31, 2002, to €314 million at December 31, 2003, due to the strong improvement in operating income before depreciation and amortization combined with the relative stability of depreciation and amortization for tangible and intangible fixed assets. The segment benefited from the growth of subsidiaries such as Côte d’Ivoire Telecom, Uni2 and CTE Salvador (for the period preceding its sale on October 22, 2003).

■	Investments in tangible and intangible assets: excluding GSM and UMTS licenses

On a historical basis, the Other International segment showed a decrease of 53.8% in investments in tangible and intangible assets between 2002 and 2003. This decrease was due in part to the exchange rate fluctuations and changes in the scope of consolidation discussed above, in particular, Mobinil / ECMS and Casema.

On a comparable basis, investments for tangible and intangible fixed assets decreased by 25.4%, from €246 million in 2002 to €183 million in 2003.

5.3.3 FROM OPERATING INCOME TO NET INCOME

The following table presents information concerning operating income through net income of the France Telecom Group for the periods ended December 31, 2003 and December 31, 2002.

(€ millions)	Year ended December 31,
	2003	2002
	historical	historical
Operating income	9,554	6,808

Interest expenses, net (excluding TDIRA)	(3,688)	(4,041)
TDIRA interest expense	(277)	0
Foreign exchange gain/(loss), net	(25)	136
Discounting of early retirement plan	(199)	(216)

Current income from integrated companies	5,365	2,687

Other non-operating income/(expense), net	(1,119)	(12,849)
Income taxes	2,591	(2,499)
Employee profit-sharing	(127)	(148)

Net income/(loss) from integrated companies	6,710	(12,809)

Equity in net income/(loss) of affiliates	(168)	(367)
Goodwill amortization	(1,677)	(2,352)
Exceptional goodwill amortization	(1,137)	(5,378)

Net income/(loss) of the consolidated group	3,728	(20,906)

Minority interests	(522)	170

Net income/(loss)	3,206	(20,736)

5.3.3.1 INTEREST EXPENSE, NET AND FOREIGN EXCHANGE GAIN/(LOSS), NET

Gross borrowings less cash, cash equivalents and marketable securities (“net financial debt”) of France Telecom amounted to €44,167 million at December 31, 2003, compared to €68,019 million at December 31, 2002. Net financial debt included €6,838 million of convertible or exchangeable bonds, compared to €11,192 million at December 31, 2002.

Interest expenses, net (excluding TDIRA) amounted to €3,688 million in 2003, compared to €4,041 million in 2002, a decrease of €353 million between the two periods.

However, the weighted average annual cost of France Telecom’s net financial debt increased from 5.90% at December 31, 2002, to 7.05% at December 31, 2003.

The increase in average cost was due to the following:

-	A significant portion of the bonds issued (€17.1 billion of the outstanding debt at December 31, 2003) have step-up clauses. The reductions in France Telecom’s credit rating in June and July 2002 resulted in an increase in the interest rates (i) from September 2002 for debt securities in pound sterling and US dollars, and (ii) from February and March 2003 for other debts (with annual interest payments). As a result, the impact on interest expense of FT’s downgraded rating in June and July 2002 was approximately €40 million in 2002, compared to €164 million in 2003. Similarly, the upgrade in Standard & Poor’s rating of France Telecom’s debt on May 14, 2003 only reduced interest expense by €6 million in 2003.

-	Margins demanded by bond investors were still high at the beginning of 2003: the weighted average interest rate of the issuances in January and February 2003 was 7.30% for an average maturity of 13.75 years.

-	These issuances allowed for the extension of the average maturity of the debt and the repayment of short-term debt: including €3.1 billion at 2.50% for the Orange convertible bond due February 2003 and drawdowns on syndicated credit lines. The refinancing of short-term debt by long-term debt resulted in an increase in costs estimated at €218 million in 2003.

-	In 2003, France Telecom also placed an average of €4.2 billion. The difference between the interest rate on investments and the interest rate on borrowings also contributed to the increase in the average cost of the debt, representing approximately €166 million.

-	The exchange rate hedging transaction on the Polish zloty incurred an increase in interest expense of €42 million.

-	At December 31, 2003, interest rate payments of approximately US$3.6 billion were not hedged. The decrease of the US dollar in 2003 enabled a €68 million reduction in interest expense.

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

The average maturity of France Telecom’s net financial debt increased during 2003, rising from four years at December 31, 2002 to approximately six years at December 31, 2003. Average maturity increased for two reasons:

-	The bond issuances in January and February 2003 (€6.4 billion with an average maturity of 13.75 years) were used to repay short-term obligations (the Orange convertible bond and a portion of drawdowns on syndicated credit lines).

-	The capital increase of almost €15 billion completed during the first half of 2003 made it possible to repay short-term borrowings (debt payments, the balance of drawdowns on syndicated credit lines and commercial paper), with the balance being placed in short-term investments.

France Telecom increased the share of its fixed-rate debt, after swaps, from 72% at December 31, 2002 to 91% at December 31, 2003 (including futures).

Interest expense of €277 million was incurred in 2003, relating to the perpetual bonds redeemable for France Telecom shares (TDIRAs), issued as part of the MobilCom settlement. In August 2003, in exchange for a cash payment of €431 million (excluding proceeds from the repurchase of TDIRAs), the interest rate for the TDIRAs was decreased from 7% to 5.75% over 7 years. The value of this adjustment, amounting to the equivalent actuarial value of the rate decrease, was recorded in non-operating expenses.

The foreign exchange loss, net for the period ended December 31, 2003 amounted to €25 million (compared to a gain of €136 million for the full year 2002). This loss was due to the conversion of debts in a currency other than that of the subsidiary concerned and resulted mainly from the depreciation of the Polish zloty against the (€157 million foreign exchange loss for TP Group) and the depreciation of the Dominican peso against the US dollar (loss of €72 million). These losses were almost completely offset by exchange gains on borrowings in US dollars, pound sterling, and zloty by the parent company. France Telecom’s exposure to the risk of exchange rate fluctuations on debt is discussed in section 11.1 “Exposure to Market Risks and Financial Instruments”.

France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Since most derivative financial instruments are intended to hedge against business exposures, the risks associated with these instruments are offset by the risks generated by the items covered. Information concerning derivative instruments is set forth in Note 20 of the Notes to the Consolidated Financial Statements, “Exposure to Market Risks and Derivative Instruments”. Derivative instruments and their fair value are set forth in Note 21 to the Consolidated Financial Statements, “Fair Value of Financial Instruments”.

5.3.3.2 CURRENT INCOME FROM INTEGRATED COMPANIES

Current income from integrated companies was €5,365 million at December 31, 2003, compared to €2,687 million at December 31, 2002.

5.3.3.3 OTHER NON-OPERATING INCOME/(EXPENSE)

At December 31, 2003, other non-operating expense amounted to €1,119 million, compared to €12,849 million at December 31, 2002. This item includes: disposal gains or losses, other provisions and reversal of provisions, restructuring costs, losses on repurchases of shares, the costs of sale of receivables, dilution impact and dividends.

5.3.3.3.1 Disposal gains and losses

At December 31, 2003, disposal gains or losses amounted to €333 million and the principal divestitures related to the following transactions:

-	on December 19, 2003, France Telecom transferred to Sofora, a company jointly held with Telecom Italia, its shares of Nortel Inversora (which holds 54.7% of the capital of Telecom Argentina), which represented 25.5% of Nortel Inversora’s economic interests. On the same day, France Telecom sold 48% of Sofora’s capital to W de Argentina, a subsidiary of the Los W group, a significant Argentinean investor, for €97 million. France Telecom further granted W de Argentina a call option for $10,000 for the remaining 2% and received a premium of €3 million. The disposal gains amounted to €97 million for this transaction.

-	the sale of the 26% indirect holding in the share capital of CTE Salvador (through a 51% holding in the consortium Estel) for a net amount of $217 million (€197 million), this produced a disposal gain of €78 million. This transaction was announced on September 9, 2003, and completed on October 22, 2003.

-	at December 31, 2003, France Telecom sold its interest in Inmarsat (5.3%) for $79 million, this produced a disposal gain of €35 million.

-	the second tranche in the divestiture of real estate by France Telecom S.A. for €419 million, this produced a disposal gain of €31 million.

-	on June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of $330 million (€286 million). Disposal gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction.

-	casema was sold on January 28, 2003, for a net cash amount of €498 million, this produced a disposal gain of €16 million.

-	gains from the partial sale on September 30, 2002 of the second tranche of shares of Pramindo Ikat (15% of shares, following an initial tranche of 30% sold in September 2002) for €22 million, this produced a disposal gain of €14 million.

-	sale of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, this produced a disposal gain of €14 million.

Among	the principal divestitures at December 31, 2002:

-	a disposal gain on the sale of TDF, which amounted to €486 million.

-	a disposal gain of the sale of Panafon, which amounted to €274 million.

-	a disposal gain on the sale of France Telecom’s interest in Télévision Par Satellite (TPS), which amounted to €177 million.

-	a disposal gain on the partial sale on September 30, 2002 of the first tranche of shares of Pramindo Ikat (30% of the shares), which amounted to €27 million.

-	a disposal loss of €41 million from the outcome in July 2002 of the off-balance sheet commitment on CCIC securities.

In addition, the dilution gain recorded for eresMas (renamed Wanadoo Espana on January 1, 2003, following the merger) at Wanadoo amounted to €35 million.

5.3.3.3.2 Provisions and reversal of provisions

Excluding disposal gains, other non-operating income/(expense) included, at December 31, 2003, provisions relating notably to the following:

-	an additional provision (of €299 million) for the sale option over Kulczyk, linked to the purchase of TP S.A. shares (due mainly to the depreciation of the Polish zloty against the Euro; this provision, which amounted to €571 million for 2002, was increased to €870 million for the period ended December 31, 2003).

-	in 2003, within the framework of the restructuring plan, in the amount of €125 million in NTL notes received by France Telecom following the sale of its Noos shares were cancelled in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom benefited from a pledge. At December 31, 2003, the actual value of these shares on the basis of a multi-criteria assessment was zero and, as a result, France Telecom wrote down its entire holding.

-	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, an impairment down of €73 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill.

-	in contrast, reversals of provisions of €270 million mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003).

At December 31, 2002, provisions for certain foreign investments were made. They reflected the re-evaluation of the value in use of these companies within the framework of the ongoing strategic reassessment. These provisions mainly included:

-	€192 million for Uni2.

-	€212 million for Dutchtone (€183 million for the group share).

-	€132 million for Connect Austria (renamed One GmbH on July 1, 2003) (€114 million for the group share).

-	€30 million for Optimus (€26 million for the group share).

-	Telinvest shares for €61 million.

-	Globe Cast shares for €45 million.

-	Novis and Clix shares for €45 million.

Furthermore, in 2002, a provision for NTL and MSCP’s current accounts (Noos transaction) of €285 million was made and a provision of €52 million relating to the sale of Casema shares was recorded. Sprint shares were written down in an amount of €39 million and a provision relating to Intelig has been recorded in Brazil for €145 million.

Other non-operating income/expense also included, at December 31, 2002, exceptional provisions for €11,963 million, which consisted of:

-	€7,290 million for MobilCom;

-	€1,641 million for an additional provision for NTL;

-	€1,627 million relating to Wind (€1,404 million impacting France Telecom’s share of net income);

-	€571 million for the commitment to purchase TP S.A. shares from Kulczyk Holding;

-	€490 million (€423 million net for the group share) relating to restructuring provisions and costs within Orange, €252 million of which was related to the withdrawal from Sweden announced in December 2002; and

-	€343 million (the impact on France Telecom’s share of net income being €244 million) for the write-down of assets in the Ivory Coast (Côte d’Ivoire Télécom and Orange Côte d’Ivoire).

5.3.3.3.3 Restructuring costs

At December 31, 2003, restructuring provisions and costs which amounted to €305 million, involved:

-	Orange and its subsidiaries, for €129 million;

-	Costs for the restructuring and consolidation of Equant amounting to €105 million;

At December 31, 2002, restructuring costs involved:

-	Orange and its subsidiaries, for €490 million (€423 million net for the group share), of which €252 million was linked to the withdrawal from Sweden announced in December 2002;

-	Costs for the restructuring and consolidation of Equant, for €48 million;

5.3.3.3.4 Other

Other items of non-operating income/(expense) recorded at December 31, 2003 mainly included:

-	an additional amount of €431 million on the TDIRAs, net of revenues from the repurchase of the TDIRAs (see section 5.2.3.1 “Interest expenses, net and foreign exchange gain/(loss), net”);

-	costs related to the sale of commercial receivables for €104 million; and

-	the loss on the repurchase of bonds by France Telecom S.A. for €106 million, following debt restructuring, and by Orange, for €35 million.

At December 31, 2002, other items of non-operating income/(expense) included:

-	costs related to the sale of commercial receivables for €62 million;

-	expenses related to France Telecom shares of €60 million;

-	an additional expense related to the distribution of free Deutsche Telekom shares (adjustment of the price related to the transfer agreement of Deutsche Telekom shares held by France Telecom) resulted in a provision of €58 million.

5.3.3.4 INCOME TAXES

The Income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

(€ millions)	Year ended December 31,
	2003 historical	2002 historical

- Current taxes	0	14

- Deferred taxes	1,100	(1,602)
France Telecom S.A. tax group (2003 scope of consolidation)	1,100	(1,588)

- Current taxes	0	(576)

- Deferred taxes	1,861	45
Orange S.A. tax group	1,861	(531)

- Current taxes	(18)	(2)

- Deferred taxes	231	70
Wanadoo S.A. tax group	213	68

- Current taxes	0	0

- Deferred taxes	(293)	(208)
Orange UK Group	(293)	(208)

- Current taxes	(137)	(64)

- Deferred taxes	(7)	9
TP Group	(144)	(55)

- Current taxes	(8)	(85)

- Deferred taxes	(14)	25

Other domestic subsidiaries	(22)	(60)

- Current taxes	(187)	(200)

- Deferred taxes	63	75

Other foreign subsidiaries	(124)	(125)

Total income tax benefit/(charge)	2,591	(2,499)

Of which:
- Current taxes	(350)	(913)

- Deferred taxes	2,941	(1,586)

5.3.3.4.1 France Telecom S.A. consolidated tax group

France Telecom S.A. files a consolidated tax return for all French subsidiaries in which it owns 95% or more of the share capital.

■	Financial Year 2003

Taking into account the impact of its capital increase on its financing plan and its taxable income for the coming years, as well as the future consolidation of the Orange companies within France Telecom S.A.’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax valuation allowance.

Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

Based on its budgets, business plans and financing plans that reflected the financial situation at December 31, 2003, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom S.A. and the companies within its group can be recovered due to the taxable-income expected in the coming years as part of its regularly profitable activity as a fixed line and mobile operator in France.

France Telecom S.A. and its main French subsidiaries were subject to a tax audit for the fiscal years 1998 and 1999. This audit was partly completed and any reassessments related mainly to timing differences in taxable amounts. The subsidiaries concerned have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom S.A. is awaiting a final decision from the tax authorities.

■	Financial Year 2002

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

■	Financial Year 2001

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

5.3.3.4.2 Orange S.A. consolidated tax group

Orange S.A. and its French subsidiaries have had their own consolidated tax regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

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

Further to the public exchange offer, at December 31, 2003, Orange was directly and indirectly held at over 95% by France Telecom S.A., a French company subject to corporate income taxes.

Therefore, as of January 1, 2004, the members of Orange’s tax group elected to join the consolidated tax group of France Telecom S.A. This election was filed during January 2004.

5.3.3.4.3 Wanadoo S.A. consolidated tax group

Wanadoo S.A. and its French subsidiaries have had their own regime since 2001.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carry forwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax gain expected in the future as a result of the use of tax losses. Taxable income forecasts based on Wanadoo’s business plans show that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses have been offset against the taxable profits generated by the French tax group during the fiscal year 2003, resulting in a deferred tax charge of €85 million.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

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

5.3.3.5 EMPLOYEE PROFIT-SHARING

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit-sharing requirements since January 1, 1997. The profit-sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The charge, calculated at December 31, 2003 according to the terms and conditions of the applicable agreement amounted to €127 million at December 31, 2003, compared to €148 million at December 31, 2002.

5.3.3.6 NET INCOME FROM INTEGRATED COMPANIES

Net income from integrated companies for the period ended December 31, 2003 was €6,710 million, compared to a loss of €12,809 million for the period ended December 31, 2002.

5.3.3.7 EQUITY IN NET INCOME OF AFFILIATES

For the period ended December 31, 2003, equity in net income of affiliates amounted to a loss of €168 million, compared to a loss of €367 million a year earlier.

This €199 million improvement was due mainly to the following:

-	The significant improvement in the equity from the net income of Wind between 2002 and 2003, which improved from a loss of €305 million to a loss of €70 million (a gain of €235 million). This gain was due to the sale of Wind completed in July 2003;

-	The improvement in the equity from the net income of BITCO/TA Orange Company Ltd, which improved from a loss of €80 million to a loss of €68 million (an improvement of €12 million); and

-	The impact of the full consolidation of TP Group from April 1, 2002, previously accounted for under the equity method. A loss of €6 million had been recorded at its consolidation.

Conversely, earnings of €24 million were reported on Eutelsat in 2003, compared to earnings of €70 million reported for the period ended December 31, 2002 (a negative impact of €46 million). The sale of Eutelsat was completed on April 28, 2003, and had been entered into on February 4, 2003.

5.3.3.8 GOODWILL AMORTIZATION

5.3.3.8.1 Goodwill amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated significant goodwill. The amount of the provisions for goodwill amortization (excluding exceptional goodwill amortization) at December 31, 2003 was €1,677 million, compared to €2,352 million at December 31, 2002. Amortization, over 20 years, of such goodwill in 2003 principally involved:

-	Orange for an amount of €1,226 million, including Orange PCS for €1,030 million and OCH for €78 million;

-	Wanadoo for an amount of €241 million, including Wanadoo España (formerly eresMas) for €81 million, and Wanadoo UK (formerly Freeserve) for €74 million;

-	TP Group for an amount of €132 million;

-	Equant for an amount of €33 million.

The significant reduction between 2002 and 2003 was due to exceptional goodwill amortization recorded for the period ended December 31, 2002 (for Equant, OCH, and JTC) and the decline of the pound sterling.

5.3.3.8.2 Exceptional goodwill amortization

France Telecom conducted a review of goodwill values at December 31, 2003. Goodwill was written down by way of exceptional amortization in an amount of €1,137 million as follows:

-	Wanadoo UK (formerly Freeserve) for €447 million (€318 million for the group share) bringing the net book value of the company at the closing exchange rate to €782 million for the group share. This impairment resulted from an increase in the growth potential (penetration rates, rapid expansion of broadband, development of distribution networks);

-	QDQ Media for €245 million (€174 million for the group share) bringing the net book value of the company to €17 million for the group share. The limited growth of revenues achieved, in addition to the hazards of the persisting difficult economic and competitive environment, as seen during 2003, led to a revision of the business plan in 2002;

-	Mauritius Telecom for €143 million for the group share, bringing the net book value at the closing exchange rate of Mauritius Telecom and its subsidiaries to €86 million. This impairment resulted from a revision of the business plan, particularly in relation to an unfavorable regulatory development compared to the existing regulations at the time of the acquisition of the interest (the early opening of fixed line telephony in 2003);

-	BITCO / TA Orange Company Ltd for €287 million. This impairment is due to the re-evaluation of the book value of BITCO shares, which were assessed on the basis of the economic conditions imposed on TA Orange Company Ltd., pursuant to the concession contract it operated in 2003. This revealed the uncertainties surrounding the opening of the telecommunications market in Thailand and the potential economic consequences for TA Orange Company Ltd. In addition, the book value of BITCO was reduced to zero, particularly following ongoing discussions with Orange’s partners in the share capital of BITCO Company.

In the context of the goodwill review of the main sub-groups, the perpetual growth and discount rates applied to the expected cash flows on the basis of economic assumptions and forecast operating conditions used by France Telecom for the main entities in each of the Group’s businesses are as follows:

Period ended	December 31, 2003		December 31, 2002
	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate
Orange	3%	9%	3%	9%
TP Group	2%	10.5%	3%	10.5%
Equant	3%	10.5%	3%	10.5%
Wanadoo – Internet	4%	11.5%	4.5%	12.5%
Wanadoo – Directories	2%	9%	3.5%	9%

The decrease in the perpetual growth rate for PagesJaunes (Wanadoo – Directories) reflected the increase in the value of the long-term effects of broadband penetration on revenues from paper directories, as was demonstrated during 2003 in those countries where a high broadband penetration rate affected the revenues of directories sector companies.

At December 31, 2003, the sensitivity of value in use to an independent change in the perpetual growth rate or discount rate (one point), compared to the excess of estimated value in use over book value is as follows (France Telecom group share):

		Impact of a one point decrease/increase in the
(€ billions)	Excess of value in use over book value	Perpetual growth rate	Discount rate
Orange	12.0	+ 6.4 / - 4.6	- 7.6 / + 10.5
TP Group	1.0	+ 0.6 / - 0.4	- 0.6 / + 0.8
Equant	0.1	+ 0.1 / - 0.1	- 0.1 / + 0.2
Wanadoo – Internet	4.0	+ 0.4 / -0.3	- 0.6 / + 0.8
Wanadoo – Directories	2.1	+ 0.2 / - 0.2	- 0.3 / + 0.4

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million, including Equant for €4,375 million, OCH in Switzerland for €872 million and JTC in Jordan for €131 million.

5.3.3.9 NET INCOME OF THE CONSOLIDATED GROUP

Net income of the consolidated group was €3,728 million at December 31, 2003, compared to a loss of €20,906 million at December 31, 2002.

5.3.3.10 NET INCOME

Taking into consideration minority interests, which amounted to an expense of €522 million at December 31, 2003, compared to an expense of €170 million a year earlier, consolidated net income was €3,206 million in 2003, compared to a loss of €20,736 million in 2002.

5.4. FINANCIAL DEBT AND CAPITAL RESOURCES, LIQUIDITY AND CASH FLOWS

5.4.1 EVOLUTION OF NET FINANCIAL DEBT

At December 31, 2004, France Telecom’s gross financial debt amounted to €47.4 billion, of which €43.5 billion in long- and medium- term debt and €3.9 billion in short-term debt. Cash, cash equivalents and marketable securities amounted to €3.5 billion at December 31, 2004 resulting in an amount of financial debt net of available cash of €43.9 million, compared with €44.2 million at December 31, 2003.

Compared to December 31, 2003, net financial debt remained stable at December 31, 2004 (decreasing €0.2 billion), mainly due to:

-	free cash flow excluding asset disposals[1] generated during 2004, amounting to €2.9 billion (see section 5.4.3 “Liquidity and cash flows”). This was specifically offset during 2004 by (i) the acquisition, as part of the strategy to become an integrated operator, of all the minority interests of Wanadoo S.A. for €2.4 billion, and the outstanding minority interests of Orange SA, for €0.5 million, totalling €2.8 billion (see section 5.2.1.6.3 “Financial Investments”), and (ii) the payment of €2 billion relating to Equant’s CVRs (certificats de valeur garantie) (see Note 22 of the Notes to the Consolidated Financial Statements); and

-	the proceeds of sales of interests amounting to €2.7 billion, including in particular PagesJaunes, amounting to €1.4 billion.

These favorable factors for the reduction in the level of financial indebtedness were partially offset in 2004 by:

-	the impact of the consolidation of Tele Invest and Tele Invest II, amounting to €2.3 billion, and of vehicles used in the context of receivables securitization programs amounting to €1.5 billion, as a result of a modification of accounting methods (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements);

-	the distribution of €0.7 billion to shareholders of France Telecom S.A. in 2003;

-	the interest expense for the TDIRAs of €0.3 billion and the negative impact of exchange rate fluctuations on debt amounting to €0.1 billion; and

-	other miscellaneous elements amounting to €0.5 billion.

In 2003, the reduction in net financial debt amounted to €23.8 billion, which was principally due to the €14.9 billion capital increase carried out in the first half of 2003, free cash flow excluding disposals1 of €6.4 billion generated over the course of the year, proceeds from sales of investments amounting to €3.0 billion and the favorable effects of exchange rate fluctuations on debt in foreign currency, which amounted to €1.5 billion.

The average cost of the France Telecom Group’s net financial debt amounted to 6.58% in 2004, compared with 7.05% in 2003 (see section 5.2.3.1 “Interest expenses, net and foreign exchange gain/(loss)”).

The ratio of net financial debt to operating income before depreciation and amortization was 2.41 at December 31, 2004, compared to 2.55 at December 31, 2003. Furthermore, the ratio of net financial debt to shareholders’ equity amounted to 2.80 at December 31, 2004, compared with 3.67 at December 31, 2003.

5.4.2 FINANCIAL DEBT AND CAPITAL RESOURCES

This section is divided into three main parts: (i) a discussion of the evolution of the Group’s financial debt, (ii) a discussion of the Group’s financial debt and capital resources, including bonds, credit lines and cash and (iii) an analysis of liquidity, discussing net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities.

For information regarding risks related to France Telecom’s indebtedness, see section 3.3.1 “Risk Factors Relating to France Telecom’s”.

In addition, see section 11.1 “Exposure to market risks and financial instruments” for a discussion of certain risks affecting France Telecom’s debt portfolio, including interest rate risk, foreign currency risk, liquidity risk and management of covenants.

[1]	Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals. Investment of cash in short-term marketable securities (SICAV de trésorerie) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. See section 5.4.3 “Liquidity and cash flows.”

5.4.2.1 SCHEDULE OF NET FINANCIAL DEBT

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after the year-end.

(Euro millions)							Year ended December 31,
Maturities	2005	2006	2007	2008	2009	2010	2004	2003	2002
						and beyond	(on a historical basis)
Bonds	4,947	3,760	3,427	5,075	3,879	15,951	37,039	44,485	53,286
Capital leases(1)	69	71	101	60	68	463	832	355	420
Other long-term borrowings(2)	2,462	1,537	970	271	182	211	5,633	2,981	6,687

Total	7,478	5,368	4,498	5,406	4,129	16,625	43,504	47,821	60,393

Short-term borrowings
Bank loans	75	–	–	–	–	–	75	197	8,024
Accrued interest on perpetual bonds redeemable for shares (TDIRA)	548	–	–	–	–	–	548	253	–
Treasury bills	1,293	–	–	–	–	–	1,293	2	1,058
Bank overdrafts	346	–	–	–	–	–	346	973	1,273
Other short-term borrowings	1,624	–	–	–	–	–	1,624	145	135

Total	3,886	0	0	0	0	0	3,886	1,570	10,490

Total gross borrowings	11,364	5,368	4,498	5,406	4,129	16,625	47,3	49,391	70,883

Marketable securities(3)	249	–	–	–	–	–	249	1,874	45
Cash and cash equivalents	3,203	–	–	–	–	–	3,203	3,350	2,819

Total cash and cash equivalents and marketable securities	3,452	0	0	0	0	0	3,452	5,224	2,864

Total gross borrowings, net of cash and cash equivalents and marketable securities at year-end	7,912	5,368	4,498	5,406	4,129	16,625	43,938	44,167	68,019

(1)	At December 31, 2004, including €495 million relating to the payments outstanding under Orange’s capital lease in the UK (€23 million at December 31, 2003). In the second half of 2004, Orange in the UK received a total of €462 million relating to amounts deposited with UK financial institutions representing the net present value of its commitments under its 1997 capital lease. Previously, this resulted in the offset of the deposit amount and the capital lease obligation, as the operation was similar in substance to an early extinguishment of capital lease commitments. The “in substance defeasance operations” relating to capital leases entered into in 1995 by Orange in the UK remain in force at December 31, 2004 (see Note 28 of the Notes to the Consolidated Financial Statements).

(2)	Primarily including bank loans that were long-term and medium-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries. This line includes ETMN (Euro Medium Term Notes) issued in 2004 for a total amount of €3.5 billion.

(3)	Including short-term investments in mutual funds (“SICAV de trésorerie” and “Fonds communs de placement”) amounting to €238 million at December 31, 2004 and €1,839 million at December 31, 2003, representing a decrease of €1,601 million year-on-year.

The consolidation of securitization vehicles (see Note 2 of the Notes to the Consolidated Financial Statements) at December 31, 2004) had the following impact on borrowings:

-	an increase of €1,460 million in “Other short-term borrowings”,

-	an increase of €41 million in cash and cash equivalents.

The consolidation of Tele Invest and Tele Invest II (see Note 2 of the Notes to the Consolidated Financial Statements) and the purchase by Cogecom on October 12, 2004 of TP SA shares held by Tele Invest for an amount of €1,902 million had the following impact on borrowings:

-	an increase of €2,155 million in gross borrowings further to the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (no impact on cash),

-	the repayment by Tele Invest of its €1,902 million debt (cash impact).

At December 31, 2004, Tele Invest II’s borrowings amounted to €349 million.

France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market change of all off-balance sheet operations with these banks. France Telecom has issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for Euros. In 2004, the rise of the Euro resulted in a decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €1,129 million in 2004 (€910 million in 2003). These amounts are included under “Other long-term assets” (see Note 28.2.4 of the Notes to the Consolidated Financial Statements).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for financial institutions to cover bank loans and credit lines (see Note 28 of the Notes to the Consolidated Financial Statements) to the Consolidated Financial Statements.

The following table presents the schedule of net financial debt by maturity at December 31, 2004:

(Euro millions)
	Long-term debt		Short-term debt		Total gross borrowings	Marketable securities		Total net financial debt
Maturity	FT S.A.(1)	Subsidiaries(2)	FT S.A.	Subsidiaries(3)		FT S.A.	Subsidiaries
2005	6,770	708	2,153	1,733	11,364	(1,541)	(1,911)	7,912
2006	4,645	723			5,368			5,368
2007	3,747	751			4,498			4,498
2008	4,469	937			5,406			5,406
2009	3,975	154			4,129			4,129
2010 and beyond	15,642	983			16,625			16,625

Total financial debt (gross /net)	39,248	4,256	2,153	1,733	47,390	(1,541)	(1,911)	43,938
(1)	Including convertible, exchangeable or redeemable bonds and capital leases.

(2)	Including €349 million for the consolidation of Tele Invest II (see Notes 2, 3 and 16 of the Notes to the Consolidated Financial Statements).

(3)	Including €1,419 million for the consolidation of vehicles used in the context of receivables securitization programs of France Telecom S.A. and Orange (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements).

The average maturity of net financial debt decreased in 2004, from approximately 6 years at December 31, 2003, to approximately 5.6 years at December 31, 2004. This decrease was due to the fact that the loan repayments made during 2004 were financed both by the sale of investments and issues of bonds principally with short maturity dates such as: issues of treasury notes, a floating-rate note maturing in 3 years from January 2004 and private Euro Medium Term Notes with maturities generally less than or equal to two years.

5.4.2.2 NET FINANCIAL DEBT BY CURRENCY

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2 of the Notes to the Consolidated Financial Statements).

(Euro millions)
Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency

(equivalent value in millions of Euros at the year-end exchange rate)	FT S.A.	TP Group	Other		Total
EUR	36,244	258	1,580	(1)	38,082
USD	220	16	(260)		(24)
GBP	1,643	–	844	(2)	2,487
PLN	495	1,667	–		2,162
Other currencies	1,258	–	(27)		1,231

Total	39,860	1,941	2,137	(3)	43,938

(1)	Including the impact of consolidating the securitization vehicles of France Telecom SA (€787 million) and Orange France (€371 million).

(2)	Including the impact of consolidating the securitization vehicle of Orange UK (€261 million).

(3)	Including €1,133 million relating to Orange.

5.4.2.3 BONDS AND OTHER LONG TERM DEBT

■	Bonds

The table below provides an analysis of bonds by issuer:

(Euro millions)	December 31, 2004	December 31, 2003	December 31, 2002
France Telecom S.A. – bonds convertible, exchangeable or redeemable into shares	1,592	6,838	11,192

France Telecom S.A. – other bonds	33,264	35,072	38,351
TP Group	2,112	2,021	2,559
Other issuers(1)	71	554	1,184

Total other bonds	35,447	37,647	42,094

Total bonds	37,039	44,485	53,286
(1)	Including Orange: €29 million at December 31, 2004, €512 million at December 31, 2003, and €1,140 million at December 31, 2002.

During 2004, France Telecom issued the following bonds:

-	€1 billion floating-rate issue bearing interest at Euribor 3 months + 25 basis points, maturing in 2007;

-	€750 million fixed-rate issue maturing in 2012 with a 4.625% coupon;

-	£500 million (€726 million at issuance and €709 at December 31, 2004) fixed-rate issue maturing in 2034 with a 5.625% coupon; and

-	€1.15 billion issue of OCEANEs (bonds convertible or exchangeable for new or existing shares).

In addition, France Telecom proceeded to repay the following four loans in 2004:

-	On March 9, 2004, France Telecom S.A. redeemed, in advance of maturity, all outstanding bonds that were exchangeable into shares of STMicroelectronics, at par value, for an aggregate cash consideration of €1,523 million;

-	On March 14, 2004, France Telecom S.A. redeemed bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003;

-	On April 1, 2004, France Telecom S.A. completed paying off the outstanding bond redeemable in France Telecom shares for €2,030 million. The reimbursement was at par; and

-	On December 13, 2004, France Telecom redeemed, in advance of maturity, bonds that were exchangeable into shares of France Telecom for €2,843 million.

The bonds are described in further detail in Note 17 to the Consolidated Financial Statements.

■	Long term debt

Issuances of EMTNs with maturities in 2005, 2006 and 2009 were completed in 2004, amounting to a total value of €3.5 billion.

Additionally, pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less one share of TPSA’s capital, which was previously held by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling the latter to fully repay its borrowing of the same amount. As indicated in Note 2, the interest in Tele Invest, which had been consolidated since January 1, 2004, was deconsolidated upon completion of this transaction (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements).

5.4.2.4 CREDIT LINES

■	France Telecom S.A.

All of France Telecom S.A.’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year.

On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA. This line of credit is divided into two tranches: one €2.5 billion tranche maturing in 2005 and renewable for a further one year period, and one €7.5 billion tranche maturing in 2009. This new credit line is not subject to any specific covenants.

The financial terms and conditions of the credit lines evolve in line with France Telecom’s credit rating according to Standard & Poor’s and Moody’s and Fitch. The credit lines were issued at the following initial terms and conditions:

	Amount (in Euros)	Maturity	Penalty for non- utilization	Margin
Tranche 1	€2.5 billion	364 days, renewable	8 basis points	27.5 basis points
Tranche 2	€7.5 billion	5 years	11.5 basis points	35 basis points

There was no change in the terms specified above in 2004.

No amount was drawn down under this credit line in 2004.

■	Orange

On February 4, 2004, a credit facility totaling €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion subject to early repayment. All pledges over assets held by Orange in the United Kingdom and all of the related covenants were released as of that date (see Note 28 of the Notes to the Consolidated Financial Statements).

■	Tele Invest II

On January 17, 2005, Tele Invest II repaid its credit facility at the time of the exercise by Kulczyk of the put option on its 3.57% interest in TP SA’s capital (see Note 31 of the Notes to the Consolidated Financial Statements).

5.4.2.5 CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

(Euro millions)	At December 31, 2004	At December 31, 2003
Loans due within three months	239	334
Certificates of deposit	840	202
Treasury bills	339	–
Other	547	455
Short-term investments with an initial maturity of less than three months	1,965	991

Banks	1,238	2,359
Total cash and cash equivalents	3,203	3,350

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	238	1,839
Other	11	35
Total marketable securities	249	1,874

Total cash and cash equivalents and marketable securities	3,452	5,224

Cash and cash equivalents of the Group are primarily held in the currencies of the countries where it operates (see section 11.1.2 “Foreign currency risk management”). As a result, the cash and cash equivalents of the Group are primarily held in Euros.

5.4.3 LIQUIDITY AND CASH FLOWS

The following table sets forth a simplified presentation of the France Telecom Group’s consolidated statement of cash flows for 2004, 2003 and 2002 (for more detailed information, see “Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002”):

(Euro millions)	Year ended December 31,
	2004	2003	2002
		historical	historical

Net cash provided by operating activities	12,818	11,322	11,839
Net cash used in investing activities	(5,564)	(3,737)	(11,514)
Net cash used in financing activities	(7,423)	(6,868)	(194)

At the time the “FT Ambition 2005” plan was launched, France Telecom identified as one of the three components of the reinforcement of the Group’s financial structure the generation of over €15 billion in net cash provided by operating activities less net cash used in investing activities through the “TOP” (“Total Operational Performance”) program for operating improvements. The following table shows the calculation of this indicator and provides a basis to analyze changes between 2002, 2003 and 2004:

(€ millions)	Year ended December 31,
	2004		2003	2002
			historical	historical

Net cash provided by operating activities	12,818		11,322	11,839
Net cash used in investing activities	(5,564	)(1)	(3,737)	(11,514)
Free cash flow	7,254		7,585	325

Change in short-term marketable securities(2)	(1,601)		1,833	0
Free cash flow, excluding the changes in short-term marketable securities	5,653		9,418	325

Proceeds from sales of investment securities	(2,716)		(3,046)	(1,436)
Free cash-flow, excluding sales of investment securities and the changes in short-term marketable securities	2,937		6,372	(1,111)
(1)	In 2004, investment transactions include in particular €2,015 million for the repayment of the Equant CVRs. (see Note 22 of the Notes to the Consolidated Financial Statements).

(2)	Included in marketable securities as described in section 5.4.2.5 “Cash and cash equivalents and marketable securities.” Investing net cash in SICAVs (short-term marketable securities) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

“Free cash flow” (net cash provided by operating activities less net cash used in investing activities) amounted to €7.3 billion in 2004, which was slightly lower than in 2003 (€7.6 million). Free cash flow was impacted, by the payment of €2 billion relating to Equant’s CVRs (certificats de valeur garantie) (see Note 22 of the Notes to the Consolidated Financial Statements).

Free cash flow excluding the changes in short-term marketable securities and proceeds from the sales of investment securities therefore amounted to €2.9 billion in 2004, compared with €6.4 billion in 2003 and a loss of €1.1 billion in 2002. In addition to the payment of €2 billion relating to Equant’s CVRs (certificats de valeur garantie), the decrease in free cash flow excluding asset disposals1 reflects the acquisition of the minority interests of Wanadoo and Orange for €2.8 billion.

Free cash flow excluding asset disposals is presented below as additional information for France Telecom’s investors. France Telecom believes that such information should be considered in addition to, and not as a substitute for, net cash provided by operating activities and net cash used in investing activities.

France Telecom considers free cash flow excluding asset disposals to be useful and relevant information for investors since it is the measure used by management to analyze France Telecom’s ability to generate net cash available for debt repayment in the context of the TOP Program. As described, France Telecom’s calculation of free cash flow excludes cash provided by asset disposals. Free cash flow excluding asset disposals, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies (see section 5.9.1 “Use of Non-GAAP financial measures”).

Furthermore, the acquisition of Tele Invest in 2004, which amounted to approximately 10% of TP S.A.’s share capital, is accounted for in net cash used in financing activities as a repayment of a loan, following the consolidation of Tele Invest and Tele Invest II due to a change of the applicable accounting method (see Notes 2, 3 and 16 of the Notes to the Consolidated Financial Statements). This transaction gave rise to a payment of €1.9 billion in 2004.

5.4.3.1 NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities reached €12,818 million in 2004, compared with €11,322 million in 2003 and €11,839 million in 2002. This €1.5 billion increase between 2003 and 2004 was mainly due to the following:

-	firstly, the increase in operating income before depreciation and amortization of 5.5%, the improvement of the exchange rate fluctuations, the decrease of interest expenses and also during 2004, the absence of a one-time event in 2003 (payment in August 2003 of a premium of €431 million, net of the proceeds on the repurchase of TDIRAs, in exchange for a reduction in the interest rate on the TDIRAs); and

1	Free cash flow excluding asset disposals: net cash provided by operating activities, less net cash used in investing activities excluding asset disposals. Investment of cash in short-term marketable securities (SICAV de trésorerie) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

-	secondly, the negative impact of the evolution in the change in global working capital requirements between 2003 and 2004. In 2004, the change in global working capital requirements had a positive impact on net cash provided by operating activities, amounting to €650 million, but less than in 2003 (€1,242 million). Under the influence of the project to reduce working capital requirements launched pursuant to the “TOP” plan, the positive change of working capital requirements amounted to €736 million in 2004, principally by the reduction of trade accounts receivables of €561 million. The improvement of working capital requirements in 2004 is in addition to the improvement already achieved in 2003 and amounts to a decrease of more than €2 billion over the past two years.

At December 31, 2004, the net amount of receivables sold was €2,870 million, compared with €3,143 million at December 31, 2003, and net residual interest amounted to €1,465 million, compared with €1,718 million at December 31, 2003.

5.4.3.2 NET CASH USED IN INVESTING ACTIVITIES

Net cash used investing activities includes purchases and sales of property, plant and equipment and intangible assets, purchases and sales of investment securities and acquired businesses (net of cash acquired or sold), investments in and sales of affiliates, as well as net changes in marketable securities and other long-term assets.

Net cash used in investing activities amounted to €5,564 million in 2004, compared with €3,737 million in 2003 and €11,514 million in 2002.

■	Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets correspond to investments in tangible and intangible assets including GSM and UMTS licenses and are presented on the consolidated statement of cash flows as net of changes in fixed assets vendors. The amount of changes in fixed asset vendors is indicated in the table of supplementary disclosures beneath the consolidated statement of cash flows.

Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors, remained generally stable reaching €5,215 in 2004, compared to €5,102 million in 2003 (see section 5.1.2.2 “The Results of the ‘TOP’ Operating Improvements Program” and section 5.2.1.6.1 “Investments in tangible and intangible investments excluding UMTS/GSM licenses”).

In addition, no proceeds from sales of real estate were recorded in 2004, as opposed to 2003 (€419 million).

■	Acquisitions and sales of investment securities and subsidiaries and investments and sales in affiliates

Financial investments amounted to €4,894 million in 2004, compared with €237 million in 2003 and related principally to (i) the acquisition of all the minority interests of Wanadoo S.A. for €2,373 million in addition to the outstanding minority interests of Orange S.A. for €469 million and (ii) the payment of €2,015 million for Equant’s CVRs (certificats de valeur garantie) (see section 5.2.1.6.3 “Financial Investments”).

In 2003, the main transactions related to the partial acquisition of the minority interests of Orange following the compulsory purchase offering for €161 million, the capital increase of Wind for €35 million, in addition to the acquisition of the minority interests of Wirtualna Polska for €18 million and QDQ Media for €12 million (see section 5.2.1.6.3 “Financial Investments”).

Furthermore, the proceeds of sales of investment securities, net of cash flow transferred amounted to €2,716 million in 2004 (compared with €3,046 million in 2003), of which €1,443 million primarily related to PagesJaunes, €610 million to Orange Denmark, €472 million to STMicroelectronics, €89 million to Radianz and €51 to Eutelsat (remaining group share of the shares held by TP S.A.).

By comparison, the proceeds of sales of investment securities in 2003, net of cash flow transferred, related principally to sales of shares of Wind for €1,537 million, Casema for an amount of €498 million, Eutelsat for an amount of €373 million, Sprint PCS for an amount of €286 million, CTE Salvador for an amount of €197 million and Telecom Argentina for an amount of €100 million.

■	Net change in marketable securities and other long-term assets

In 2004, marketable securities and other long term assets decreased overall by €1,630 million, compared with an increase of €2,041 million in 2003, which was related to the €1,833 million increase in short-term marketable securities (SICAV de trésorerie), following the share capital increase of €14,894 million completed during the first half of 2003.

The decline in 2004 is essentially due to the change in marketable securities, particularly short-term marketable securities, which fell by €1,601 million.

5.4.3.3 NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES

Net cash used in financing activities amounted to €7,423 million, compared to €6,868 million in 2003 and €194 million in 2002.

The principal financing transactions in 2004 were repayments of long-term debt amounting to €13,009 million. The main repayments of long-term debt in 2004 were:

-	redemption of bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003;

-	redemption for €2,843 million, in advance of maturity, of bonds that were exchangeable into shares of France Telecom.

-	paying off the outstanding bonds redeemable in France Telecom shares for €2,030 million. The reimbursement was at par; and

-	redemption, in advance of maturity, of all outstanding bonds that were exchangeable into shares of STMicroelectronics, at par value, for an aggregate cash consideration of €1,523 million.

In addition, Tele Invest proceeded at the end of 2004 to repay its debt amounting to €1,902 million (see section 5.4.2.3 “Bonds and other long-term debt” and Notes 2, 3 and 16 of the Notes to the Consolidated Financial Statements).

Conversely, the main issuances of long term debt during 2004 were:

-	issuances of EMTNs with maturities in 2005, 2006 and 2009 amounting to a total value of €3.5 billion;

-	debt offerings in January 2004 including a €1 billion bond issue maturing in 2007; a €750 million bond issue maturing in 2012 and a £500 million (€726 million at issuance and €709 at December 31, 2004) bond issue maturing in 2034; and

-	€1.15 billion issue of OCEANEs (bonds convertible or exchangeable for new or existing shares) in September 2004.

In addition, the distribution paid in 2004 to shareholders of France Telecom S.A. for the 2003 financial year amounted to €0.7 billion.

In 2003, net cash used in financing activities included repayments of long term debts in addition to the bank overdraft facilities and short-term loans for a total of €27,179, which was mainly due to the proceeds of the share capital increase during the first half of 2003 amounting to €14,894 million. In addition, long term bond issues amounted to €7,398 million in 2003.

5.5. CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

5.5.1 CONTRACTUAL OBLIGATIONS REFLECTED ON THE BALANCE SHEET

			Payments due by maturity at December 31, 2004
(€ millions)	Note/ Section of the Notes to the Consolidated Financial Statements		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Short-term borrowings	16		3,887	3,887
Long-term borrowings	16		43,504	7,478	9,866	9,535	16,625
- TP SA credit line draw-downs(1)	18		572	125	152	118	177
- Orange credit line draw-downs(2)	18		260	79	99	57	25
- Bonds convertible, exchangeable or redeemable into shares(3)	17		1,592	442		1,150
- Capital leases	22.2.1 a	)	832	69	172	128	463

Early retirement plan	22		3,760	880	1,640	947	293

Total			51,151	12,245	11,506	10,482	16,918
(1)	Amount before swap: €557 million.

(2)	Amount before swap: €260 million.

(3)	Maximum amounts assuming no conversion or exchange.

5.5.2 OFF-BALANCE SHEET CONTRACTUAL OBLIGATIONS AND COMMITMENTS

At December 31, 2004, Management considers that, to the best of its knowledge, there are no existing commitments, other than those described below, likely to have a material impact on the current or future financial position of France Telecom.

5.5.2.1 INVESTMENT, PURCHASE AND LEASING COMMITMENTS

			Payments due by maturity at December 31, 2004
(Euro millions)	Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Operating lease commitments	a	)	6,133	921	1,715	1,607	1,890
Investment commitments	b	)
- TP Group investments			2,216	503	1,713
- Other investments			1,206	961	176	65	4
Commitments related to the purchase and leasing of goods and services	c	)	3,278	1,581	984	329	384

Total			12,833	3,966	4,588	2,001	2,278

a) Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable capital and operating leases at December 31, 2004:

	At December 31, 2004
(Euro millions)	Capital leases(1) & (2)	Operating leases(3)
2005	69	921
2006	71	870
2007	101	845
2008	60	818
2009	68	789
2010 and beyond	463	1,890

Total minimum future lease payments	832	6,133
Less interest payments	63

Net present value of minimum commitments	769	6,133
(1)	Included in the borrowings set out in Note 16 of the Notes to Consolidated Financial Statements.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions. (See section 5.5.3 “Assets covered by commitments”).

(3)	Lease payments taking the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003, France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €310 million at December 31, 2004.

Lease payments under operating leases posted to the statement of income in 2004 amounted to €1,113 million (€1,211 million in 2003).

b) Investment commitments

France Telecom’s investment commitments primarily relate to the development of its networks.

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the above table, imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of Orange’s 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards governmental and/or regulatory authorities.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand access to high-speed Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require significant investments by France Telecom in future years. These investments fall within the scope of the current rollout of the high-speed network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

■	TP Group

As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (see Note 3 of the Notes to the Consolidated Financial Statements), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2004, the remaining amount to be invested by TP Group under this program amounted to €2,216 million (compared to €2,626 million at December 31, 2003).

■	Orange

-	Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands and Switzerland. At December 31, 2004, these commitments amounted to €253 million.

-	On July 15, 2003, Orange France SA and the two other mobile telephone operators in France signed a National Agreement (“Convention Nationale”) with the French government, the Association of French mayors, the French administrative départements and the French Telecommunications regulator (“ART”) under which they undertook to provide network coverage for certain low population zones (so called “white zones”). This agreement provides for a second phase of deployment covering approximately 1,000 additional sites between 2005 and 2007. The terms and conditions of this second phase of deployment were outlined in a letter sent to Orange France SA by the French Telecommunications Minister on March 25, 2004, as part of the GSM license renewal process which is currently underway (see below), and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will bear the cost of this second phase of deployment in its entirety. The amount of related expenditure expected to be incurred by each of the three French mobile operators is estimated at between €55 million and €70 million. Total commitments relating to the rollout of the network to the “white zones” in France are estimated at €86 million for the two deployment phases.

■	FCR Vietnam

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator - to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was US$467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$178 million. Taking into account the investments already made, the residual amount of the commitment is estimated at approximately US$78 million at December 31, 2004.

c) Commitments related to the purchase and leasing of goods and of services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of handsets and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2004 relate to the following:

-	the leasing of satellite transmission capacity for different commitments with maturities up until 2015, depending on the contract, in an overall amount of €977 million;

-	the leasing of circuits by Equant in an amount of €361 million;

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €314 million;

-	the leasing of transmission capacity by Orange in an amount of €205 million;

-	purchases of mobile telephony equipment by Orange for approximately €168 million;

-	the outsourcing of certain customer services by Orange in France, in an amount of €120 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s Management considers that these commitments do not give rise to a material risk.

5.5.2.2 OTHER OFF-BALANCE SHEET COMMITMENTS

5.5.2.2.1 Guarantees

	Commitments due by maturity at December 31, 2004
(€ millions)	Section		Total/ Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010

Guarantees given to third parties by France Telecom
- as part of the ordinary course of business(1)	a	)	157	58	11	72	16
- in relation to disposals(2)	b	)	1,934	191	384	1,265	94
- sale of carry-back receivables	c	)	1,706			235	1,471
- “QTE” leases	d	)	1,396				1,396

Total			5,193	249	395	1,572	2,977

(1)	These concern warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Limited guarantees.

a) Guarantees given as part of the ordinary course of business

The main commitments of France Telecom relating to borrowings are set out in Notes 16, 17 and 20 of the Notes to Consolidated Financial Statements.

France Telecom grants certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in section 5.5.3 “Assets covered by commitments”. Although they are not shown in the table above, any material guarantees granted by the Group to cover the commitments of consolidated subsidiaries are disclosed in this section when there are minority interests involved. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is US$500 million.

On an exceptional basis, France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method. At December 31, 2004, the amount of such guarantees was not material.

France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain non-consolidated companies or companies accounted for by the equity method. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned. At December 31, 2004, the amount of such guarantees is no longer material. At December 31, 2003, the two main guarantees given were as follows:

■	In February 2002, Orange and one of its co-shareholders in Bitco entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002), granted to TA Orange Company Limited (99.86%-owned by Bitco). Under this agreement, Orange and one of its co-shareholders in Bitco had agreed to inject cash in TA Orange Company Limited up to a maximum amount of US$175 million. Upon completion of the disposal of part of its shareholding in Bitco on September 29, 2004 (see Note 3 of the Notes to the Consolidated Financial Statements), Orange was fully released from all its obligations and commitments in connection with the bridge loan facility granted to TA Orange Company Limited in 2002.

■	Pursuant to a shareholder support agreement, established in connection with the financing agreements of ONE GmbH, Orange undertook to make a shareholder contribution available to ONE GmbH (a 17.45%-owned investment) if so required as a result of a decline in ONE GmbH’s financial health. The maximum amount of the contribution was set at €68 million. This obligation, due to be extinguished in 2009, has been cancelled following the refinancing of ONE GmbH, arranged on October 21, 2004.

b) Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the term and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 31, 2004
(€ millions) Asset/Investment sold	Beneficiary	Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
- TDF(1)	Tower Participations and subsidiaries	645			553	92
- Eutelsat	Eurazeo BlueBirds	462			462
- Casema	Cable Acquisitions	250			250
- Stellat	Eutelsat	180	180
- Real estate	Financial institutions	168	135	33
- Pramindo Ikat(2)	PT Indonesia	123		123
- Orange Denmark	TeliaSonera	90		90
(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at the end of 2009), as well as in connection with certain major sites (expiring at end-2005 or end-2006, depending on the guarantee).

(2)	Since August 15, 2004, most guarantees given have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.

As part of the 2002 sale of the controlling interest in Télédiffusion de France (TDF) (see Note 3 of the Notes to the Consolidated Financial Statements and section 5.5.2.2.3 “Commitments relating to additional purchase consideration and sharing of capital gains”), the shareholders’ agreement between France Telecom, Caisse des Dépôts et Consignations and certain investment funds gave control of Tower Participations SAS to the investment funds, which had the majority of representatives on the Supervisory Board. Shareholders agreed that in the event of failure to comply with contractual obligations relating to the composition of the Supervisory Board and/or majority rules for shareholders’ meetings of Tower Participations SAS, they would pay a penalty of €400 million to the investment funds on a pro rata basis. This commitment expired upon completion of the divestment by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31 of the Notes to the Consolidated Financial Statements).

c) Sale of carry-back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for fiscal years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7 of the Notes to the Consolidated Financial Statements, France Telecom has accepted a standard clause relating to the existence of receivables sold and is committed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3-year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

d) “QTE” leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has leased out and then leased back certain items of telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and are therefore not shown in the table detailing minimum future lease payments (see section 5.5.2.1 “Investment, Purchase and Leasing Commitments”). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2004, the guarantee represented €1,396 million.

5.5.2.2.2 Commitments to acquire or sell securities

	Maximum commitments due by maturity at December 31, 2004(1)
(€ millions)	Section	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Commitments to acquire or subscribe to securities	a)	560	556	4	0	0
Commitments to sell securities	b)	871	871	0	0	0
Reciprocal conditional commitments(2)	c)	777	777	0	0	0

(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date.

(2)	Maximum amount for France Telecom.

a)	Commitments to acquire or subscribe to securities

As part of agreements between France Telecom and its partners within jointly held subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

■	Orange Dominicana (see Note 31 of the Notes to the Consolidated Financial Statements)

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable during the first month of each quarter from 2003 to 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. At December 31, 2004, the company posted €155 million in sales and had 704,000 subscribers.

■	Wirtualna Polska/TP Internet

TP Internet, a wholly-owned subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA - 80.46%-owned by TP Internet - held by the other shareholders. The exercise price is indexed to the number of unique users of Wirtualna Polska, up to a maximum of US$66.40 per share. This option can be exercised either between June 1, 2005 and June 1, 2006, provided the average number of users exceeds three million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska’s site. In 2003, TP Internet increased its stake in Wirtualna Polska from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified. In February 2004, Wirtualna Polska filed for bankruptcy protection under Polish law and in April 2004, a Polish Commercial Court announced that the company had gone bankrupt, although it indicated the possibility that an out-of-court settlement may be reached with the company’s creditors (see Note 29 of the Notes to the Consolidated Financial Statements).

■	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom SNC has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture of its own volition. The exercise price of the option is based on a contractual price formula.

■	TDF

Pursuant to the agreements signed in 2002 upon the sale of Télédiffusion de France (TDF) and the acquisition of approximately 36% of the capital of Tower Participations SAS (see Note 3 of the Notes to the Consolidated Financial Statements), France Telecom entered into a joint commitment with the other shareholders of the company to purchase convertible bonds and to exercise equity warrants prorata to its interest in the company, if Tower Participations SAS deems it necessary. For France Telecom this represented a maximum commitment of €50 million. The commitment expired upon completion of the sale by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31 of the Notes to the Consolidated Financial Statements).

■	TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, France Telecom and Kulczyk Holding created a consortium. From October 31, 2001, this consortium owned 47.5% of TP SA, of which 33.93% was held by France Telecom and 13.57% by Kulczyk Holding (held through TeleInvest and TeleInvest II).

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less 1 share of the capital of TP SA on October 12, 2004 (see Note 3 of the Notes to the Consolidated Financial Statements) and the remaining 3.57% on January 17, 2005 (see Note 31 of the Notes to the Consolidated Financial Statements). As a result of these transactions, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

The Polish government has undertaken to grant a priority right of purchase to the consortium in the maximum amount of 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2004, less than 4% of TP SA’s capital was directly held by the Polish government.

■	STMicroelectronics NV (“STM”)

STMicroelectronics Holding NV – or “STH” – (see Note 12 of the Notes to the Consolidated Financial Statements) holds an option (“the Option”) granting it the right under certain circumstances to indirectly purchase preference shares at their par value, enabling it to obtain the majority of the voting rights in STMicroelectronics N.V. (“STM”). A new agreement was signed by STH’s direct and indirect shareholders on March 17, 2004 concerning their indirect shareholding in STM. At the date of said agreement, France Telecom indirectly held the following shares (see Note 12 of the Notes to the Consolidated Financial Statements):

–	30 million STM shares previously underlying a bond exchangeable for STM shares due to mature on December 17, 2004 (see Note 17 of the Notes to the Consolidated Financial Statements), and redeemed on March 9, 2004;

–	26.42 million shares underlying notes redeemable for STM shares maturing on August 6, 2005 (the “Equity Note”). These shares correspond to the maximum number of STM shares that France Telecom may grant to holders of the Equity Note (the exact number of shares to be granted will depend on the price of the shares at the date the Equity Note matures and will amount to at least 20.13 million shares if the price of STM shares exceeds €21.97 at said date).

Under the agreement, France Telecom undertook to:

(i) finance the exercise of the Option if STH were to exercise said Option after December 31, 2004 pro rata to its indirect interest in STM but not including the shares underlying the Equity Note. On December 3, 2004, STH carried out a block sale of the 30 million eligible STM shares on behalf of France Telecom (see Note 3 of the Notes to the Consolidated Financial Statements). Accordingly, France Telecom no longer has any commitments in this respect.

(ii) finance the exercise of the Option if STH were to exercise the Option after redemption of the Equity Note in proportion to the number of STM shares it still held at said date. This would concern a maximum of 6.3 million shares assuming the share price exceeds €21.97 at maturity. France Telecom does not consider the risk to which it is exposed under this agreement to be material.

b)	Commitment to sell securities

■	Cable activities

On December 21, 2004, France Telecom undertook to sell its subsidiary France Telecom Câble, together with its cable networks, to a consortium comprising the fund manager Cinven and the cable operator ALTICE. The transaction fell within the scope of a global agreement concerning the sale of the cable operations of France Telecom, the CANAL+ Group and TDF, and is subject to the approval of the European Union competition authorities, as well as the agreement of the local authorities in which the networks operated by France Telecom Câble and NC NUMERICABLE are located, in particular with the non-exercise of their preemption right.

The sale price will total €351 million for France Telecom. This amount may be adjusted, where appropriate, to reflect the number of networks effectively transferred. France Telecom and the CANAL+ Group will each retain an interest of approximately 20% in the new company, representing an investment of approximately €37 million for each company.

■	TDF

On November 8, 2004, France Telecom undertook to sell its entire 36% interest in Tower Participations SAS, to investment funds managed by Chaterhouse Development and CDC Entreprises Equity Capital, and to Caisse des Dépôts. This transaction was completed on January 27, 2005.

Pursuant to the agreements entered into in 2002, a portion of the financial gain generated on this transaction may be transferred to the other shareholders when they subsequently sell their shares (see section 5.5.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”, and Note 31 of the Notes to the Consolidated Financial Statements).

■	Intelsat

On August 16, 2004, Intelsat, 5.44%-owned by France Telecom, entered into an agreement with Zeus Holdings (“Zeus”) providing for a merger between Zeus and Intelsat and the simultaneous withdrawal of all of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per Intelsat share. This agreement was approved by Intelsat’s shareholders in the Shareholders’ Meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Notes 12 and 31 of the Notes to the Consolidated Financial Statements).

c)	Reciprocal conditional commitments

France Telecom has agreed, with its partners in certain companies, to various clauses for the compulsory or optional transfer of securities. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of the clauses provide for the determination of a transfer price on the basis of market value, generally set by a professional expert. France Telecom considers that the spread of values is too wide to be relevant, due to the start-up status of many of the companies concerned, and that their publication would be prejudicial to France Telecom’s interests in standard negotiations between the parties in the event of the transfer clauses being applied. At December 31, 2004, France Telecom’s commitments in this respect were as follows:

■	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36.12% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a mediation process. These options are generally exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2004, Orange Slovensko posted sales of €480 million and had 2,361,000 subscribers.

■	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change of control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2004, amounted to €1,574 million for 100% of the shares.

■	Clix

The shareholders’ agreement of the Portugal-based Clix, which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put and call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise conditions and price determination. Therefore, the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure. At December 31, 2004, Clix posted sales of €24 million and had 47,861 subscribers.

5.5.2.2.3 Commitments relating to additional purchase consideration and sharing of capital gains

In the context of agreements to acquire or sell securities, France Telecom has, in exceptional cases, undertaken to pay additional purchase consideration and/or waive part of the resulting capital gain after completion of the transaction concerned.

■	TDF

Within the scope of the sale of the controlling interest in Télédiffusion de France (TDF) in 2002, the shareholders’ agreement specifies shareholder liquidity rights, setting out certain preemption, joint exit and joint divestment rights.

Furthermore, upon future divestment of the shares of Tower Participations and Tower Participations France, the shareholders have a commitment, which was amended in the agreement signed on November 8, 2004 and performed on January 27, 2005, to share the gain on their investment as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to the shareholders’ interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million.

■	Eutelsat

In the context of the Eutelsat divestment (see Note 3 of the Notes to the Consolidated Financial Statements), France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. Eurazeo and the financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% IRR. Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. The remaining proceeds are distributed among all shareholders.

BlueBirds’ share in the extraordinary dividends paid by Eutelsat to its shareholders in December 2004 was paid over in full to BlueBirds’ “B shareholders”.

■	Orange Romania

On February 27, 2004, WSB, a wholly-owned subsidiary of Orange, acquired 5.46% of the share capital of Orange Romania SA from one of its co-shareholders for a cash amount of US$58.7 million, pursuant to an agreement signed on December 19, 2003. If Orange acquired shares in Orange Romania from a third party within 12 months following the completion of the transaction in return for a cash consideration or listed shares, and if the acquisition price of these shares exceeds US$1.15 per Orange Romania SA share, Orange would be obliged to pay an additional purchase consideration to the seller equal to the premium per share.

■	TP SA

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004 (see section 5.5.2.2.2a), on January 18, 2005 France Telecom paid Kulczyk Holding a lump sum indemnity of €51 million. At December 2004, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% to be acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

5.5.2.2.4 Commitments related to employees other than pension and similar commitments

■	Commitments related to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. (i) to pay the recruiting body for the first four months’ during which the employee concerned is seconded; (ii) pay an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimburse the new employer up to the amount of the additional cost payable in the form of employer’s contributions further to the secondment; and (iv) reimburse the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law), remained consistent with the volume of secondments in 2004, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €276 million.

■	Individual rights to training

Regarding individual rights to training for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 585,184 hours at December 31, 2004. The employees concerned have not made a claim for any of these hours.

In accordance with the accounting policies set out in Note 2 of the Notes to the Consolidated Financial Statements, no provisions were recognized relating to individual rights to training in France Telecom’s financial statements at December 31, 2004.

5.5.3 ASSETS COVERED BY COMMITMENTS

The table below shows France Telecom’s capacity to freely use its assets at December 31, 2004.

(€ millions)	December 31, 2004 Total
Assets held under capital leases	789

Fixed assets pledged or mortgaged(1)	1,410

Collateralized current assets	160

Outstanding sold receivables(2)	2,870

Total(3)	5,229

Pledged consolidated shares(4)	96

(1)	Value in the consolidated financial statements of assets given as security (including pledged non-consolidated shares).
(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €288 million corresponding to assets of companies whose shares have been pledged.
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

Assets held under capital leases amounted to €789 million at December 31, 2004, including €298 million relating to “in substance defeasance” operations carried out by Orange in the UK.

As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations.

At December 31, 2004, these funds totaled €558 million, compared with €1,063 million at December 31, 2003. In 2004, the financial institutions repaid funds in the amount of €462 million relating to the capital lease agreement concluded in 1997 (see Note 16 of the Notes to the Consolidated Financial Statements), further to a first demand guarantee of €504 million granted by Orange to the financial institutions in order to secure its obligations under the 1997 capital lease agreement. The remaining amount deposited with these institutions (€558 million), and the related interest, will be used to settle Orange’s obligations under the 1995 lease agreement.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly, the related capital lease obligations are not shown in the table in section 5.5.2.1 “Investment, purchase and leasing Commitments. The operations resulted in a net gain, which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s Management (see Note 22 of the Notes to the Consolidated Financial Statements).

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third-party liability insurance to cover the payments under the 1995 capital leases, should the deposit banks become insolvent.

Various fixed and current assets of the France Telecom Group have been pledged or given as security, representing an amount of €1,570 million at December 31, 2004, compared to €11,875 million at December 31, 2003. The pledges relating to these fixed and current assets owned by Orange’s subsidiaries in the United Kingdom, Romania and Belgium, were released in 2004 for an amount of €10.3 billion, following the repayment of bank loans and credit facilities.

At December 31, 2004, the main pledged assets concerned certain of Orange’s consolidated investments in Egypt, Botswana and the Dominican Republic and its non-consolidated investments in Portugal and Moldova.

As part of swap contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2004 was €1,129 million.

Pursuant to the accounting treatment of vehicles used in the context of accounts receivable securitization programs described in Note 2 of the Notes to the Consolidated Financial Statements, outstanding sold receivables amounted to €2,870 million at December 31, 2004.

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

Accounting for long-lived assets

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement. As at December 31, 2004, 2003 and 2002, total Property, plant and equipment amounts to total €29.0 billion, €30.6 billion and €36.3 billion and total intangibles assets (mainly telecom licences, trademarks, customer relationships and rights of use) amounts to €15.9 billion, €16.6 billion and €18.4 billion.

Other intangible assets and plant, property and equipment are depreciated when the causing events and circumstances arise over the period. The determination of such impairments involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment. Among impairment indicators, France Telecom typically considers obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators. As described in Note 9 of the Notes to the Consolidated Financial Statements, such events have led France Telecom to test for impairment the assets necessary to the operations in the United Kingdom, including the UMTS license, at December 31, 2004, 2003, and 2002.

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

As indicated above, the discounted future cash flows used for determining the value in use are evaluated based on management’s forecasts. Those forecasts could differ significantly considering several factors composed primarily of:

-	telecommunications market regulations;

-	influence of competitors;

-	evolution and utilization of new technologies;

-	level of appeal of these new technologies and related services to the customers; and

-	discount rate.

Goodwill

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and the liabilities assumed. Such an allocation is based on management’s judgment. The useful lives assigned to different goodwill are estimates based on management’s assumptions and defined objectives at the time of the acquisition. As of December 31, 2004, 2003 and 2002 the net book value of goodwill amounted respectively to approximately €25.8, €25.8, €28.8 billion.

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

France Telecom generally analyzes recoverable value based on the grouping of activities within its principal subgroups. France Telecom considers that this level of analysis reflects:

-	the fact that the entities have similar business or market (technology, trademark, customers, marketing),

-	the fact that the entities share common resources (IT platforms, research and development, management, financing),

-	the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub groups benefiting from increased growth potential.

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

Given the short term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preferences to the discounted cash flow method when assessing value in use. These are determined using economic and regulatory assumptions, including with respect to license renewal and operating conditions forecasts used by the management of France Telecom, as follows:

-	the cash flows are those of business plans issued from a process of strategic planning, over an appropriate time frame between five and 10 years,

-	beyond this time frame, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

-	the discounting of these cash flows is performed using rates deemed appropriate by management to the nature of these activities.

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

As a result of changes over prior forecasts, France Telecom recorded impairments charges of goodwill amounting to €519, €1137, €5378million for the years ended December 31, 2004, 2003 and 2002.

Investment securities

France Telecom holds minority interests in companies having operations or technology in areas within its strategic focus. Those investments include listed securities with highly volatile share prices and non-listed securities for which fair value is difficult to estimate. At December 31, 2004, the net book value of investment securities and related receivables amounted to €0.8 billion. France Telecom’s management records an impairment charge on any such investment when the carrying value is higher than the value in use. The determination of the value in use by France Telecom’s management is based on several criteria such as market price, future development of the investment, profitability outlook, net equity and specific items for each investment. The mix of these criteria might change, depending on France Telecom’s management view of each investment’s strategic interest and given the consequences of stock market changes. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future.

Deferred taxes

As of December 31, 2004, France Telecom recorded deferred tax assets amounting to approximately €8.1 billion net of valuation allowances and deferred tax liabilities. This balance consists primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and loss carry-forwards losses mainly related to France Telecom S.A., the parent company. The realization of deferred tax assets is reviewed by France Telecom’s management using each entity’s tax results forecast based on budgets and strategic plans. Valuation allowances are recorded in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. The probability of utilizing the deferred tax assets might change considering several factors which are mainly composed of :

-	The Group’s tax structure and the related consequences on the tax group;

-	Tax qualification of the provision for impairment of the related shares;

-	Tax regulations; and

-	Company forecasts.

Based on these changes, the deferred tax assets of the France Telecom S.A. tax group were impaired for €2.7 billion as of December 31, 2002. Subsequently, the allowance related to those deferred tax assets was reversed by €1.0, €1.1 billion as of December 31, 2004 and 2003 reflecting:

-	the results of the implementation of the TOP program;

integration of Orange in the tax result forecast of France Telecom S.A.

Allowances for doubtful accounts

France Telecom maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. France Telecom specifically analyzes accounts receivable, along with historical bad debt experience, customer creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Accrued liabilities and other accruals

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

5.7. ADDITIONAL INFORMATION

5.7.1 SUBSEQUENT EVENTS

Events that occurred since December 31, 2004 and that have an impact on the Consolidated Financial Statements are mentioned in Notes 31 and 33C of the Notes to the Consolidated Financial Statements. Other events that have occurred since December 31, 2004 include the following:

■	Appointment of Mr. Didier Lombard as Chairman and Chief Executive Officer of France Telecom

Following the resignation of Mr. Thierry Breton, the Board of Directors of France Telecom, on February 27, 2005, appointed Mr. Didier Lombard as Director as well as Chairman and Chief Executive Officer of France Telecom upon recommendation of the Compensation, Selection and Organization Committee of the Board of Directors.

Mr. Lombard paid tribute to Thierry Breton in stating that he had “directed the Group’s financial recovery, finalized the reintegration into the Group of strategic assets and formulated a clear vision that will shape the Group’s strategy and development for several years to come.” Didier Lombard further stated that: “In the future, together with the management and employees of the France Telecom Group, we are determined to pursue our integrated-operator strategy, to make even faster progress in implementing our vision in service of our clients, and to continue along the path of operational excellence in furtherance of our financial commitments.”

On April 22, 2005, the shareholders’ meeting approved Mr. Lombard’s appointment as a director and decided to renew the term of his office for a period of 5 years (see “Item 6. Directors, Senior Management and Employees – 6.1.2 Composition of the board of directors”).

■	First quarter 2005 revenues and key operational indicators

On April 28, 2005, France Telecom announced its first quarter 2005 revenues and key operational indicators.

Firstly, in order to more effectively reflect its organization and the evolution of its activities on the different markets, France Telecom has defined four new segments since January 1, 2005:

-	The Personal segment, grouping all of the activities for mobile services in France, the UK, Poland and the Rest of World;

-	The Home segment, covering activities for fixed telecommunications services (fixed telephony, internet services, operator services) and revenues from distribution and support functions provided to other France Telecom group segments;

-	The Enterprise segment, for business services in France and global services;

-	The Directories segment, consolidating the activities of the PagesJaunes Group subsidiary.

France Telecom’s financial statements are now presented in accordance with International Financial Reporting Standards.

First quarter 2005 consolidated revenues

(€ millions)	First quarter 2005	First quarter 2004 historical	% change First quarter 05/ First quarter 04 historical
Total Revenues	11,621	11,230	3.5

Revenues by segment
1 - PERSONAL	5,328	4,894	8.9
Personal France	2,328	2,013	15.7
Personal UK	1,361	1,422	(4.3)
Personal Poland	357	272	31.4
Personal Rest of World	1,325	1,228	7.9
Eliminations	(43)	(41)	6.7

2 - HOME	5,581	5,594	(0.2)
Home France	4,407	4,512	(2.3)
Consumer services	2,422	2,497	(3.0)
Carrier services	1,376	1,382	(0.4)
Other Home revenues in France	610	633	(3.7)
Home Poland	789	725	8.8
Home Rest of World	419	393	6.7
Eliminations	(35)	(36)	(3.5)

3 - ENTERPRISE	1,943	2,079	(6.5)
Business Fixed line telephony in France	705	768	(8.2)
Business networks in France	677	704	(3.9)
Other Business services in France	131	149	(12.0)
Global services	542	563	(3.8)
Eliminations	(111)	(106)	5.3

4 - DIRECTORIES	200	183	9.1

Inter-segments Eliminations	(1,432)	(1,520)	(5.8)

The France Telecom Group’s consolidated revenues rose to €11.62 billion at March 31, 2005, compared with €11.23 billion at March 31, 2004, representing an increase of 3.5%. The growth in revenues benefits from the favorable impact of exchange rates (€138 million in the first quarter of 2005) and the impact of the decision to end the Bill & Keep mechanism for Orange France (€201 million). On the other hand, revenues are adversely impacted by changes in the scope of consolidation, principally relating to the disposal of Orange Denmark.

Furthermore, revenues for the first quarter of 2005 were adversely affected by the impact of the reduction in costs for mobile call termination, in France and the UK, in addition to one billing day less in 2005 compared with the first quarter of 2004.

The gross operating margin* increased to €4.38 billion in the first quarter of 2005, up 3.3% on the first quarter of 2004, representing a ratio of gross operating margin to revenues of 37.7%, confirming the Group’s ability to balance growth and profitability. The gross operating margin ratio before commercial expenses rose to 49.6%.

In the first quarter of 2005, CAPEX increased significantly (an increase of 30.9% compared with the same period in 2004) and represented 10.0% of revenues. Indeed, the Group launched the rapid deployment of broadband, both fixed and mobile, notably with the launch of EDGE (to open at mid-year, with the objective to cover 85% of the French population). In most of the other European countries in which Orange is present, UMTS and/or EDGE openings are planned for mid-2005 at the latest.

On broadband Internet, the Group is broadening and expanding its technological (RE-ADSL, ADSL 2+) and commercial (digital TV via ADSL, VoIP, multiplay offers) offering in France. In Spain, the UK and the Netherlands, France Telecom is rolling out unbundled packages. In Poland, the Group continues to rapidly develop its ADSL offering.

*	Gross operating margin : revenues minus external purchases, other operating expenses (net of other operating income) and personnel costs (salaries and charges). Personnel costs presented in gross operating margin do not include employee profit-sharing and share-based compensation.

The priority given by France Telecom to developing its customer base and the dynamism of the Group, illustrated by the launch of a number of innovative offers in the first quarter of 2005, make it possible to confirm a favorable underlying trend for the development of its activities. France Telecom’s integrated operator model will be strengthened in 2005, notably through the acceleration of the five key transformation programs: Innovation Everywhere, Marketing & Brand, Customer Facing, IT & Network, and Support Functions.

The objectives for 2005 are maintained. Transposed into IFRS GAAP, these objectives are :

-	Growth in pro forma sales revenues of + 3% to + 5%;

-	Gross operating margin : over EUR 18.5 billion;

-	Ratio of CAPEX to sales revenues : in the upper range of 10% to 12%;

-	Ratio of net debt to gross operating margin : below 2.5 at the end of 2005.

Personal segment

	At March 31, 2005	At March 31, 2004
Personal France
Number of customers (in millions)	21,305	20,371
of which, contract customers (%)	60.9%	58.6%
Global ARPU (contract and prepaid products)(in €)	430	382
Global AUPU (minutes)	169	156
Percentage of data services (% of network revenues)	14.8%	12.8%

Personal UK
Number of customers (in millions)	14,334	13,820
of which, contract customers (%)	33.6%	32.6%
Global ARPU (contract and prepaid products)(in £)	270	273
Global AUPU (minutes)	142	143
Percentage of data services (% of network revenues)	19.3%	17.3%

Personal Poland
Number of customers (in millions)	8,021	6,011
of which, contract %	42.8%	45.9%

Personal Rest of the World
Number of customers (in millions)	20,734	16,822

Total Personal
Number of customers (in millions)	64,394	57,024

Revenues in the Personal segment increased by 8.9% to € 5.33 billion in the first quarter 2005. This increase was driven by the sustained growth of the subscriber base. The acceleration seen at the end of 2004 has continued, with 1.7 million new customers in the first quarter of 2005.

In addition, the launch of Orange broadband offers at the end of 2004, enabling the optimum use of multimedia services, is already showing success, with 52,000 customers in France at March 31, 2005. This is reflected in an ARPU figure of € 105 per month for 3G customers in France.

Orange France revenues totaled € 2.33 billion at March 31, 2005, representing a 15.7% increase against a backdrop of increased competition (notably a reduction in prices for SMS and MVNO agreements). The customer base grew by 4.6% year to year (64,000 new customers compared with 42,000 new customers in the first quarter of 2004); the percentage of contract customers rose to 60.9%, up from 58.6% the previous year. ARPU rose to € 430 at March 31, 2005, with the average monthly use up 8.3% to 169 minutes. Data services now account for 14.8% of network revenues compared with 12.8% at March 31, 2004, an increase of 22.8% compared to March 31, 2004.

Orange UK revenues were € 1.36 billion at March 31, 2005, down 4.3%: the impact of the reduction in the price of mobile call terminations introduced on September 1, 2004, has been offset in part by the first results of the action plan launched in 2004, enabling the Group to grow its subscriber base (an increase of 3.7% in one year), with stronger growth in the number of contract customers (an increase of 6.8%). Thus, the percentage of contract customers rose to 33.6% at March 31, 2005 compared with

32.6% one year earlier (and 33.1% at December 31, 2004), and ARPU for contract customers remained at £574 over the period. Data services now account for 19.3% of network revenues compared with 17.3% at March 31, 2004.

Personal Poland revenues rose to € 357 million, up 31.4%. The Group saw very strong growth in its subscriber base (an increase of 33.4% at March 31, 2004), accelerating in the first quarter of 2005, with 581,000 new customers compared with 309,000 in the first quarter of 2004. The global market share was 32.7% at the end of March 2005, up from 32.2% at year-end 2004.

Personal Rest of World revenues totaled € 1.33 billion, representing an increase of 7.9%. The growth of the subscriber base was driven primarily by Romania (an increase of 46.5%), Egypt (an increase of 40.4%) and Slovakia (an increase of 12.0%).

Home segment

	At March 31, 2005	At March 31, 2004	Variation
Home France
Number of broadband connections (ADSL and unbundled lines) (thousand)	7,184	4,115	74.6%
Total number of ADSL accesses (thousand)	5,150	3,659	40.8%
Of which, France Telecom ADSL consumer accesses	3,364	2,042	64.7%
Of which, third-party ISPs and other accesses	1,787	1,617	10.5%
Total number of unbundled lines (thousand)	2,033	456	345%
Of which, partial	1 882	450	318%
Of which, total	151	6	n.s.

Number of residential telephone lines In France (thousand)	27,419	27,613	(0.7)%
Access-related services (million subscriptions)	9.5	8.2	16%
Market share of local calls (%)	70.9%	75.2%
Market share of long-distance calls (%)	58.1%	59.4%
Number of customers for IP Voice services (thousand)	245	n.s.

Home Poland
Number of fixed telephony customers	11,349	11,278	0.6%
Number of broadband Internet customers	838	244	243%

Home Rest of World
Number of broadband accesses (thousand)	1,682	745	126%
UK	717	192	273%
Spain	485	204	138%
Netherlands	479	350	37%

Home segment revenues amounted to € 5.58 billion, down 0.2% in relation to the first quarter of 2004. The impact of the rapid development of broadband Internet in Europe has to some extent offset the downturn in traditional telephone services in France and Poland. In a year, the number of broadband customers in Europe has practically doubled, rising to 5.9 million at March 31, 2005 compared with 3.1 million at March 31, 2004 (5.1 million at December 31, 2004).

Home France

Consumer Service revenues were down 3%, linked to the 12.6% fall in revenues on residential telephone calls, with an 8.9% reduction in telephone traffic volume (switched voice), reflecting the losses in market share and the downturn of the overall fixed telephony market (measured at interconnection). The market share for residential customers on local traffic was 70.9% in March 2005, down from 73.3% in December 2004 (75.2% in March 2004); on long distance traffic, the market share for residential customers was 58.1% in March 2005 versus 59.4% in December (59.4% in March 2004). Furthermore, revenues on residential telephone calls have been impacted by price cuts, notably for calls to mobiles, introduced in January 2005.

These unfavorable trends have been offset in part by the 9.3% increase in revenues on Online and Internet Services, generated by the rapid development of Wanadoo’s broadband consumer ADSL services, with 3.4 million subscribers at March 31, 2005 compared with 2.0 million one year earlier. In addition, the market share on new ADSL customers has also improved, up from 43.7% in the fourth quarter of 2004 to 49% in the first quarter of 2005. The number of Livebox units distributed also saw very strong growth: 416,000 at March 31, 2005 compared with 234,000 at December 31, 2004, representing an increase of 78% in the first quarter of 2005.

Carrier Services revenues remained largely stable on the whole, down 0.4% on the first quarter of 2004. Domestic Operator Services have seen strong growth (17.1%), generated by the development of the unbundling of telephone lines and, to a lesser extent, the increase in data transport services provided to operators.

The total number of ADSL access points in France (including unbundled lines) rose to 7.2 million at March 31, 2005 from 4.1 million at March 31, 2004, representing nearly 3.1 million additional ADSL access points brought into service in one year (including 890,000 in the first quarter of 2005 alone).

The effect of this growth has been countered by the downturn (13.2%) of Other Operator Services, linked to the lower level of revenues generated with other segments (notably with the Enterprise segment) and reflecting the reduction in the average price per unit and the lower volumes billed (telephone traffic and leased lines).

Home Poland

Home Poland revenues are up 8.8% linked to the favorable impact of the Zloty exchange rate when comparing the figures for the first quarter of 2005 and the first quarter of 2004.

The impact of growing competitive pressure on the market for telephone calls has been offset in part by the very rapid development of broadband Internet services. The number of broadband Internet customers increased to 838,000 at March 31, 2005 compared with 244,000 at March 31, 2004, combined with a significant improvement in market share (72.5% at March 31, 2005 versus 63.8% the previous year).

Furthermore, the number of telephone lines remained stable (11.35 million customer lines at March 31, 2005).

Home Rest of World

Home Rest of World revenues rose 6.7%, reflecting the rapid development of broadband Internet services in the UK, Spain and the Netherlands. The number of subscribers to broadband Internet services in these three countries reached 1.7 million, representing annual growth of 126%.

Enterprise segment

Activity indicators (thousand)	At March 31, 2005	At March 31, 2004	Variation
Number of business telephone lines (in France)	5,930	5,919	0.2%
Number of permanent access points for managed data networks (in France) Percentage of permanent xDSL connections	254 56%	229 38%	11%
Number of users for mobile data (in France)	341	265	29%

Number of IP-VPN access points (including global services)	134	78	72%

In the Enterprise segment, revenues were down 6.5% at March 31, 2005 to €1.94 billion, reflecting the transformation of Enterprise segment activities and the impact of the on-going technological migration.

Fixed telephony services in France, down by 8.2%, were one of the main factors behind this trend. While the number of business telephone lines remained stable, revenues on telephone calls were impacted by falling traffic volumes (loss of market share and downturn of the interconnection market, linked notably to the development of alternative local loops) and the reduction in call prices.

Business network services in France were down by 3.9%, marked by the rapid migration of technologies: the number of IP-VPN access points practically doubled in a year, with 38% of permanent accesses for business networks at March 31, 2005 compared with 22% the previous year. At the same time, mobile data services, such as Business Everywhere, saw sustained growth, with 341,000 Business Everywhere users at March 31, 2005, representing annual growth of 29%.

Revenues from global services are down 3.8% over last year (linked to the change in the Euro/dollar exchange rate).

Directories segment

Revenues in the Directories segment rose to €200 million, up 9.1%

In France, PagesJaunes’ customer base increased 21% at the end of March 2005. The strong development of online directories continued, with revenues reaching €68.7 million. At the same time, revenues from paper-based directories amounted to € 103.8 million.

The revenues generated in international markets and other subsidiaries amounted to €22.8 million at the end of March 2005. Specifically, Spain recorded a strong increase in business in the first quarter of 2005 (QDQ Media), with this growth driven by the rapid development of online services.

5.7.2 INFORMATION RELATED TO IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

PRELIMINARY GUIDANCE ON DIFFERENCES BETWEEN IFRS AND FRENCH GAAP

In accordance with European Union Regulations, France Telecom is required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005, and one year of comparative IFRS statements will be prepared for the period beginning January 1, 2004 (date of transition to IFRS). The Committee of European Securities Regulators has recommended that selected IFRS financial information be disclosed in advance of publication of such IFRS financial statements. In line with this recommendation, France Telecom is providing a summary of certain of the expected differences in the preparation of its consolidated financial statements on the basis of IFRS. Other items may arise due to new pronouncements from the International Accounting Standards Board (IASB) or pronouncements that are not endorsed by the E.U. commission prior to the preparation of its December 31, 2005 consolidated financial statements, which can result in modification of the following guidance. More detailed information including preliminary reconciliation of France Telecom consolidated financial statements prepared under French GAAP to IFRS is available on France Telecom’s website at www.francetelecom.com.

General

In accordance with IFRS 1, assets and liabilities are to be recognized and measured in France Telecom’s consolidated balance sheets and consolidated income statements under IFRS in accordance with the relevant IFRS standards. Compliance with IFRS standards is mandatory as of December 31, 2005, the date on which France Telecom’s annual consolidated financial statements under IFRS will be prepared for the first time.

On the first-time adoption of IFRS, the carrying amounts of the assets and liabilities from the consolidated balance sheet reported in accordance with French GAAP as of December 31, 2003, must be measured retrospectively in the IFRS opening consolidated balance sheet on the basis of those IFRS standards that are in force as of December 31, 2005. However, IFRS 1 provides for exemptions from this basic principle in certain cases, some which are described below.

The results that will be reported under IFRS will differ in many respects from France Telecom’s results that historically have been presented under French GAAP.

The differences in accounting principles between IFRS and French GAAP which France Telecom expects will have a significant impact on its financial condition and results of operations, and certain of the exemptions provided by IFRS 1 that France Telecom expects to use in measuring its IFRS opening consolidated balance sheet, are summarized below.

Accounting options and exemptions selected by the Group for the preparation of the preliminary opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1 – First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS. The Group has opted to apply the following options and exemptions provided for in IFRS 1:

Business combinations

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate business combinations that occurred before January 1, 2004.

IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment (see below).

Cumulative translation differences

Cumulative translation differences for all foreign operations have been transferred to retained earnings at January 1, 2004. This adjustment has no impact on opening shareholders’ equity at that date. In the opening IFRS balance sheet at January 1, 2004, the cumulative translation adjustment is therefore equal to zero. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include later translation differences.

Cumulative actuarial gains and losses on pension and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet, in accordance with the option proposed by IFRS 1. This treatment was also applied in the 2004 French GAAP consolidated financial statements.

Measurement of certain items of property, plant and equipment and intangible assets at fair value

In the opening IFRS balance sheet at January 1, 2004, the Group has opted to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for:

-	Certain properties held by TP Group, which have been measured at fair value, in line with the option provided by IFRS 1, that allows certain property, plant and equipment to be recorded at fair value in the opening balance sheet.

-	Certain items of property, plant and equipment held by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996. These fair values, determined at December 31, 1996, were used as the assets’ deemed cost at that date.

Stock options and other share-based payments

The Group has opted to apply IFRS 2 (Share-based Payment) retrospectively to equity-settled and cash-settled option plans. Consequently, IFRS 2 has been applied to all share-based plans, including those dated prior to November 7, 2002.

Positions taken by France Telecom on issues that are still being analyzed by the International Financial Reporting Interpretations Committee (IFRIC) or the Conseil national de la comptabilité (CNC), the French standard-setter

In the absence of standards or interpretations applicable to the transactions described below, management has used its judgment to define and apply the most appropriate accounting methods. For important issues, the Group referred the matter to the international accounting standard-setters. The Group’s judgment-based interpretations are as follows.

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in IAS or IFRS and the Group has therefore referred the issue to the IFRIC for advice on the most appropriate accounting treatment. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Commitments to purchase minority interests (put options)

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Loyalty programs

IFRS does not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of programs, the Group defers part of the invoiced revenue over the customer rights acquisition period based on the fair value of these obligations. The CNC is currently examining the accounting treatment of these programs under IFRS, under the aegis of IFRIC.

Discount on shares granted to employees

The Group considers that the grant date for the discount on shares granted to employees corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC press release dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets the announcement date as being the grant date defined in IFRS 2 – Share-based Payment.

According to generally accepted practice under U.S. GAAP (SFAS 123) which is similar to the treatment of share-based payments under IFRS 2, the fair value is measured at the end of the subscription period.

Discussion of the main French GAAP – IFRS Divergences

Scope of consolidation

Under French GAAP, subsidiaries which France Telecom controls, either directly or indirectly, are fully consolidated, including situations where the control results from other than ownership of shares. Under IFRS, the criteria for consolidation is determined under IAS 31 – Interests in Joint Ventures, IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation: Special Purpose Entities. Subsidiaries that are exclusively controlled by France Telecom, directly or indirectly, must be fully consolidated, including cases where control does not result from the ownership of shares.

Commitments to purchase minority interests (put options)

Under French GAAP, written put options are carried off balance sheet unless there is a risk of an outflow of resources with no symmetrical economic benefits. However, under IFRS, commitments to buy out minority interests and put options granted to minority shareholders are recognized in debt and as a reduction in minority interests, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation.

Furthermore, where the amount of the commitment exceeds the value of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA. In subsequent periods, any changes in the fair value of the commitments are recognized through the income statement.

France Telecom SA tax loss carryback receivables

Under French GAAP, the sales by France Telecom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the credits from the balance sheet. From the perspective of IFRS, this accounting treatment does not comply with IAS 18 – Revenue. Consequently, the carryback credits will be reinstated in the opening IFRS balance sheet at January 1, 2004 and a corresponding liability will also be recognized for the same amount.

Hybrid financial instruments

The convertible bonds (OCEANE) and bonds redeemable for shares (TDIRA) issued by France Telecom in 2004 and 2003 are compound financial instruments (according to IAS 32) that include a debt component and an equity component. IAS 32 will have the effect of recording a part or all of these convertible bonds or notes as of January 1, 2004 in shareholders’ equity. Under French GAAP, the convertible bonds (OCEANE) are recorded in debt and the bonds redeemable for shares (TDIRA) are reflected under “non-refundable funds and equivalents”, between debt and equity.

Customer list amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under U.S. GAAP as corresponding to the value of customer lists, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognized in the French GAAP accounts – which were not amortized – have been reclassified as customer lists and recorded net of amortization.

Revenue

Changes in the recognition and presentation of revenue are discussed below:

Activation fees

With regard to the treatment of connection fees, the main difference between French GAAP and IFRS is the way in which such up-front fees for telecommunications services will be recognized. Under French GAAP, the up-front fees generally are recognized as revenue on the date on which a line is activated. Under IFRS, the up-front fees are to be accrued over the average duration of the customer relationship.

Free months offered

Under French GAAP, revenues from free months of service offered to customers in conjunction with a promotion are recognized when billed. Under IFRS, France Telecom recognizes such revenues ratably over the term of the contract.

Gross versus net reporting

Under French GAAP, certain revenues earned through special rate numbers, hosted either by France Telecom or an alternative operator, are recorded on a gross basis. Under IFRS, revenue-sharing arrangements (premium rate numbers, audiotel, special number for Internet dial-up) are recognized net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Distributor commissions

Under IFRS, when equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Goodwill amortization and intangible assets

Under French GAAP, goodwill and certain intangible assets are amortized over their estimated economic useful lives, and tested for impairment as well. Under IFRS, goodwill and certain intangible assets are not amortized, but are reviewed for impairment annually. Furthermore, as mentioned above, in accordance with the exemption provided for in IFRS 1, the Group has opted not to restate business combinations recorded prior to January 1, 2004. Goodwill in the opening IFRS balance sheet equals the French GAAP goodwill as of January 1, 2004.

Furthermore, under French GAAP customer lists recognized during a business combination are not amortized. Under IFRS, customer relationships are amortized over the expected contractual relationship, which is between 4 and 5 years in most cases.

With regard to business combinations occurring after January 1, 2004, separately identifiable intangibles may be recognized under IFRS which are not recognized under French GAAP. This variation in treatment will, in turn, affect the amount of amortization expense recognized in subsequent periods. In addition, under French GAAP, no deferred tax is recorded on such intangibles.

Deferred taxes

Under French GAAP, deferred taxes are discounted and deferred tax liabilities are not recognized on intangible assets acquired in business combinations. However, under IAS 12 – Income Taxes, deferred taxes are not discounted and deferred tax liabilities are recognized on all intangible assets acquired in business combinations (i.e. trademarks and customer list).

Development costs

Under French GAAP, research and development costs are generally expensed as incurred. However, IFRS requires the capitalization of a part of the development costs that are currently expensed when incurred as an intangible asset, but only if IAS 38 criteria are met. The costs capitalized will be amortized over the estimated useful life, generally not to exceed three years.

Re-measurement of financial assets at fair value

Under French GAAP, financial assets held for trading and available for sale are stated at the lower of cost and fair value. However, under IFRS, these assets are measured at fair value through profit or loss. Gains and losses arising from re-measurement at fair value are recognized in profit for assets held for trading and in equity for available-for-sale assets. In addition, when there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off to profit or loss.

Derivative instruments and interest rate and currency hedges

Under French GAAP, derivatives are treated as off-balance sheet elements. In accordance with IAS 39 – Financial Instruments: Recognition and Measurement, derivative instruments are recognized in the balance sheet and measured at fair value. Financial instruments that fulfill the documentation and effectiveness criteria, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its debt. Certain derivatives designated as hedges of identified underlyings (fixed rate debt) qualify as fair value hedges, because changes in the fair value of the derivative offset changes in the fair value of the underlying debt. Other derivatives qualify as cash flow hedges (of floating rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is recorded in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge foreign currency debt. Under French GAAP, the underlying debt is measured at the period-end at the hedging rate, and the related derivative is maintained off-balance sheet. Under IFRS, the debt is measured at the period-end rate, with the related derivative recorded at fair value on the balance sheet, and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value.

Debt issuance costs, issue and redemption premiums

Under French GAAP, issuance costs are capitalized and amortized on a straight line basis over the term of the related debt instrument. However, under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. Furthermore, these costs are amortized over the term of the related debt instrument by the effective interest method (as opposed to the straight-line method under French GAAP).

Stock options and employee share issues

Stock options

Under French GAAP, no compensation expense is recognized on stock option grants. However, Under IFRS, the application of IFRS 2 – Share-based Payment, results in the recognition of compensation expense for stock options granted to employees.

Employee share issues

Under IFRS, the compensation expense (concerning current and former France Telecom Group employees) has been determined based on the fair value of the rights to shares at the grant date, taking into account the restriction period.

In-substance defeasance

Under French GAAP, the deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Telecom SA and Orange under cross-leases with separate third parties (QTE lease) are netted against one another. However, under IFRS, the deposits and lease commitments are reported separately under assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net debt.

Presentation of financial statements

The application of IAS 1 (as revised December 2003) and, to a lesser extent, the application of IAS 14 – Segment Reporting and IFRS 5– Non-current Assets Held for Sale and Discontinued Operations will have significant consequences on the manner of the presentation and classification of items within France Telecom’s financial information.

The application of IAS 7 – Cash Flow Statements, will have limited impacts on cash flows from operating, investing and financing activities, when compared to French GAAP.

Under IFRS, the income statement will present expenses according to their nature.

Certain amounts presented as exceptional income and expense, and non-operating in the consolidated statement of income under French GAAP, will be treated as operating income and expenses under IFRS.

Reporting under IFRS will also result in different segment presentations and other disclosures in the financial statements.

5.7.3 INFLATION

France Telecom’s revenues were not materially affected in recent years by inflation.

5.8 INFORMATION RELATED TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

Summary of the principal differences between French generally accepted accounting principles (“French GAAP”) and U.S. generally accepted accounting principles (“U.S. GAAP”)

Net Income (Loss)

For the years ended December 31, 2004, 2003, and 2002, France Telecom’s net income (loss) amounted to €2.8 billion, €3.2 billion, and €(20.7) billion, respectively, under French GAAP and net income (loss) amounted to €3.0 billion, €5.3 billion, and €(33.6) billion, respectively, under U.S. GAAP. The principal differences between French GAAP and U.S. GAAP affecting France Telecom’s net income (loss) result from:

(i) The valuation of goodwill under U.S. GAAP principally resulting from the adoption of SFAS 142 Goodwill and Other Intangible Assets on January 1, 2002, as applicable to France Telecom, required measuring goodwill impairment by reference to the reporting units’ (Orange and Equant) fair value which was based on their stock market price, as opposed to the value-in-use method used under French GAAP. This GAAP difference resulted in recording a material goodwill impairment charge totaling €20.8 billion in 2002 under U.S. GAAP. As of December 31, 2002, France Telecom recorded impairment charges under French GAAP, for the write-down of goodwill and other long-lived assets totalling €4.2 billion relating to its investment in Equant, and €0.9 billion relating to its investment in Orange. Given that under U.S. GAAP impairment charges had been recorded in 2001 for Equant and as of June 30, 2002 for Orange, France Telecom reversed the €4.2 billion Equant impairment charge and the €0.9 billion Orange impairment charge recorded under French GAAP in 2002 for reconciliation purposes to U.S. GAAP. At December 31, 2003, under French GAAP, as indicated in Note 8 of the Notes to the Consolidated Financial Statements, France Telecom also recorded goodwill impairment charges totalling approximately €0.4 billion and €0.2 billion respectively for Freeserve and QDQ Media. These last two entities belong to the Wanadoo-Internet and Wanadoo-Directories reporting units, respectively, for which the first step of the goodwill impairment test was performed in November 2003 and did not indicate any impairment. Consequently, at December 31, 2003 and for reconciliation purposes to U.S. GAAP, France Telecom reversed the impairment charges (including related tax effects) related to Freeserve and QDQ Media, which were recorded under French GAAP. Refer to Note 33 of the Notes to the Consolidated Financial Statements for further discussion. During the year ended December 31, 2004, France Telecom recorded a €0.5 billion impairment relating to goodwill at Equant, under French GAAP. As the goodwill at Equant under US GAAP had previously been written off, this impairment was reversed for US GAAP purposes.

(ii) Differences in the amortization of goodwill prior to adoption of SFAS 142 principally resulted from the higher amount of goodwill according to U.S. GAAP as compared to French GAAP. Beginning on January 1, 2002 upon adoption of SFAS 142, goodwill is no longer amortized under U.S. GAAP.

(iii) Differences relating to intangible assets, whereby under U.S. GAAP prior to adoption of SFAS 142, brand names, trademarks and customer relationships were amortized over their expected useful lives. Beginning on January 1, 2002 upon adoption of SFAS 142, brand names are no longer amortized, but tested for impairment under SFAS 142. Customer relationships continue to be amortized over their expected useful lives. Additionally, interest costs associated with UMTS telecommunication licenses are capitalized during the construction period of the UMTS networks under U.S. GAAP.

(iv) Differences resulted from gain recognition from transactions involving transfers of assets under common control, whereas under U.S. GAAP, the consideration received in excess of the historical carrying value of the assets transferred in the books of the seller is reflected as a share capital transaction (i.e. either as additional paid in capital or as a dividend). The sale of TDF in December 2002 resulted in France Telecom recording under U.S. GAAP €350 million as additional paid-in capital, and the related investment in Tower Participation SAS (TDF’s new parent company) was carried over from TDF’s historical carrying value. Under French GAAP, the gain related to the sale of TDF is deferred to the extent of the 36.2% indirect continuing ownership interest retained by France Telecom in TDF. The gains related to the sale of TDF have been reversed in the December 2004 accounts upon the adoption of FIN 46, Consolidation of Variable Interest Entities.

(v) Differences resulted from stock-based compensation costs. Under U.S. GAAP, prior to adoption of SFAS 123 Accounting for Stock-Based Compensation on January 1, 2002, compensation costs relating to the issuance of stock options to employees was accounted for under APB 25 Accounting for Stock Issued to Employees, which requires that stock-based compensation costs be measured based on the intrinsic value of the options (the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option), and expense recognized over the options’ vesting period. Beginning on January 1, 2002 upon adoption of SFAS 123, as amended by SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure, stock-based compensation expense is measured based on the estimated fair value of the stock option at the date of grant, and recognized over the option’s vesting period. The impact on the 2002 consolidated financial statements resulting from the adoption of the fair value method for stock-based employee compensation under U.S. GAAP was the recognition of an additional €151 million (before taxes) in compensation expense. In addition, as discussed in Notes 23 and 25 of the Notes to the Consolidated Financial Statements, under U.S. GAAP France Telecom effected a stock subscription plan or stock purchase plans in 2003 and 2004. Due to the preferential terms of the plan, France Telecom recognized €XXX million and €60 million in compensation expense based on the fair value of the shares subscribed in 2004 and 2003, respectively. All such compensation expense was recognized immediately upon the date of grant. Under French GAAP, no compensation expense is measured or recognized upon the issuance of either the stock options or the stock subscription.

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

(xi) Differences in the treatment of unamortized actuarial gains and losses due to new French GAAP accounting guidance enacted during the year ending December 31, 2004. Under French GAAP, the unamortized actuarual gains and losses were recognized directly in shareholders equity, whereas under US GAAP, these gains and losses continue to be amortized over the employees’ remaining service life.

(xii) Due to the first time adoption of FIN 46R, Consolidation of Variable Interest Entities, under US GAAP during the year ending December 31, 2004, certain entities were consolidated under US GAAP for the first time. Entities consolidated under FIN 46R for the first time upon adoption of this statement included Tele-Invest, Tele-Invest II, Tower, and BITCO. The impact of adoption on the financial statements, recorded as a cumulative effect of change in accounting principle, was to decrease net income and shareholders’ equity by €647 million and €934 million, respectively, for the year ended December 31, 2004.

(xiii) Differences due to revenue recognition between French GAAP and US GAAP. Under French GAAP, due to the new guidance released during 2004 regarding volume-based and time-based incentives or loyalty-based programs, France Telecom began to accrue for incentives associated with contracts with a renewal obligation in a similar manner to contracts without a renewal obligation. Under US GAAP, France Telecom accounts for such sales incentives in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, and thereby recognizes such sales incentives at the later of when the related revenue is recognized or when the offer is made.

Under French GAAP, when free months are offered to customers in conjunction with a promotion, France Telecom recognizes such revenues when billed. Under US GAAP, France Telecom follows the guidance prescribed by SAB 104, Revenue Recognition, and recognizes such revenues ratably over the term of the contract.

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

For the year ended December 31, 2004, the above items have increased US GAAP net income by € 128 million and have increased US GAAP equity by € 323 million.

(xiv) Income taxes paid or income tax benefits received on gains and losses resulting from inter-company transfers of assets or businesses, such as the 2002 Wanadoo internal transfer, are deferred under U.S. GAAP.

Furthermore, certain expenses excluded under French GAAP from operating results, such as the impairment of goodwill, would have reduced operating income under U.S. GAAP.

Shareholders’ equity

At December 31, 2004, 2003 and 2002, France Telecom’s consolidated shareholders’ equity (deficit) amounted to €15.7 billion, €12.0 billion, and €(10.0) billion, respectively under French GAAP and €4.0 billion, €(0.5) billion, and €(26.8) billion, respectively, under U.S. GAAP. The principal differences between U.S. GAAP and French GAAP affecting shareholders’ equity, apart from the differences in net income, are as follows:

(i) Other comprehensive income is included as a component of shareholders’ equity under U.S. GAAP (SFAS 130 Reporting Comprehensive Income) to record unrealized gains and losses on available-for-sale securities, unrealized gains and losses on cash flow hedges, minimum liability adjustments relating to pension plans, and foreign currency translation adjustments.

(ii) Differences due to the method of determining the purchase price of certain business combinations. In particular, U.S. GAAP considers that where the payment is made in shares, fair value is established at the date when the announcement of the transaction is made as opposed to the date the transaction is completed (related to the acquisitions of Equant, Freeserve and the Orange minority interest). The principal differences were the original inclusion in the purchase price of the fair value of CVRs (related to the CVRs issued by France Telecom in connection with the acquisition of Equant); and the results of different accounting treatments for contingent payments (related to the February 28, 2001 agreement with Vodafone- Mannesmann concerning the put and call options on the France Telecom securities issued during the acquisition of Orange plc, treated as a reduction of the purchase price under French GAAP whereas under U.S. GAAP they are considered as an equity transaction).

(iii) Under French GAAP, the TDIRA, issued on March 3, 2003, is reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders are recorded through the income statement. See Note 26 of the Notes to the Consolidated Financial Statements.

Under U.S. GAAP, the TDIRA is reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders is recorded as interest expense. The nondetachable conversion feature embedded in the TDIRA is reflected if it becomes beneficial based on its intrinsic value as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it is amortized immediately as interest expense.

In addition, under French GAAP, the repackaging of the TDIRAs, as discussed in Note 26 of the Notes to the Consolidated Financial Statements, resulted in recognition of a loss of €438 million for amounts paid by France Telecom to the holders of the TDIRAs.

Under U.S. GAAP, the terms of the repackaged TDIRA are not considered substantially different than those of the original instrument. Accordingly, the loss recognized under French GAAP in 2003 was reversed and the €438 million fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRA and is amortized to interest expense over a period of seven years using the effective interest rate method. As indicated in Note 26 of the Notes to the Consolidated Financial Statements, France Telecom repurchased 9,220 and 56,297 TDIRAs, during 2004 and 2003, respectively. Under U.S. GAAP, the corresponding additional carrying amount (as described above), related to the repurchased TDIRA was immediately recognized as interest expense in the statement of income.

(iv) Under US GAAP, as France Telecom was not in a position to settle certain stock compensation plans with equity shares as of December 31, 2004, the plans were considered to be cash settled. As such, € 153 million was reclassified from equity to short term liabilities in order to accrue for France Telecom’s potential obligation under the plans.

(v) Under US GAAP, an additional minimum liability is required to be charged to other comprehensive income for pension plans when the accumulated benefit obligation (ABO) exceeds the fair value of the plan assets. As of December 31, 2004, this adjustment results in a total of €106 million or €70 million net of tax, being recorded against equity.

Critical Accounting Policies under US GAAP

Other than the accounting methods described in “– 5.6 Critical Accounting Policies Under French GAAP”, management considers that the application of the following U.S. critical accounting policies, which may differ from those used for French GAAP, require reliance upon significant judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the facts and circumstances.

Revenue

Consideration Given by a Vendor to a Customer

In February 2002, the FASB Emerging Issues Task Force or EITF released EITF Issue No. 01-09 or EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. EITF 01-09 states that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement, rather than a sales and marketing expense. France Telecom has various contracts with distributors and some of these do stipulate that France Telecom shall pay commissions to these distributors. The terms of the contracts vary between channels and countries depending of the local industry practice. Considering whether a fair value for such contract is determinable, in accordance with the requirements of EITF 01-09, requires an analysis based on assumptions and judgments reasonable under the facts and circumstances. In certain cases, France Telecom has not been able to overcome the presumption stated by EITF 01-09, and has accordingly recorded as a reduction of the related revenue the commissions paid to the distributors.

Customer Activation Fees

France Telecom receives certain installation and activation revenues from new customers. For U.S. GAAP France Telecom defers the revenue (and related costs) and recognize them over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turn-over. If management’s estimates are revised, material differences may result in the amount and timing of France Telecom’s revenue for any period.

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

SFAS 142, Goodwill and Other Intangible Assets became effective in 2002, and as a result, France Telecom ceased to amortize goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that goodwill of consolidated entities and intangible assets with indefinite useful lives be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a prescribed two-step process. The first step of the SFAS 142 test compares the fair value of the reporting unit with the unit’s carrying amount, including goodwill. The fair value of the reporting unit is typically estimated using discounted cash flow methods, market based valuations, and market capitalization’s adjusted for control premiums. If the reporting unit’s carrying amount is greater than its fair value, an impairment may be present and the second step must be completed to measure the potential impairment. The second step measures the amount of impairment, if any, by comparing the implied fair value of the reporting unit’s goodwill to the carrying amount of the reporting units goodwill.

France Telecom has identified the following reporting units which will contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet and Wanadoo-Directories. France Telecom estimates the fair value for Orange and Wanadoo-Internet using a discounted cash flow approach and comparisons to other companies. For Equant and Wanadoo-Directories, the fair value is based on discounted cash flows, market comparables, and market capitalizations adjusted for an appropriate control premium.

Due to the decreasing trends in the reporting units’ stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(16.41) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. France Telecom performed the annual goodwill impairment tests for the Orange, Wanadoo-Internet, and Wanadoo-Directories reporting units as of November 30, 2002. Based on those tests, France Telecom recorded no additional goodwill impairment charges. As noted in Note 8 of the Notes to the Consolidated Financial Statements, under French and U.S. GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002. In addition, as noted in Note 8 of the Notes to the Consolidated Financial Statements, under French GAAP and U.S. GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.2 billion relating to its investment in Mauritius Telecom as of December 31, 2003. Furthermore, as also noted in Note 8 of the Notes to the Consolidated Financial Statements, under French GAAP, France Telecom recorded goodwill impairment charges totalling approximately €0.5 billion relating to Equant’s goodwill. Consequently, at December 31, 2004, for reconciliation purposes to U.S. GAAP, France Telecom reversed the impairment charge as the Equant goodwill had already been fully written-off under U.S. GAAP.

Investments accounted for using the equity method

To assess impairment of the carrying value of equity accounted investments, France Telecom applies APB 18, The Equity Method of Accounting for Investments in Common Stock. If management has concluded that an investment has incurred an other than temporary decline in value, a charge to earnings is recorded. In determining whether a decline in value is other than temporary and the amount of the decline, management considers several factors such as the investee’s inability to sustain an earnings capacity which would justify the carrying amount, the current fair value of the investment and other factors, such as analysis of budgets and projected discounted cash-flows, as well as the overall economic outlook for the industry. The evaluation of these factors requires significant management judgment. If France Telecom had to rely solely on quoted market prices to determine whether certain equity method investments such as TP S.A. have incurred other than temporary declines in value, the results of such impairment assessments would differ significantly. As of December 31, 2004, the carrying value of TP S.A. was € 5.4 billion, compared to a quoted market value of € 3.2 billion.

Cost method investments

Under U.S. GAAP, if an investment’s fair value declines below cost, the investor must determine whether there is adequate evidence to overcome the presumption that the decline is other than temporary. Such evidence may include:

■	recoveries in fair value subsequent to the balance sheet date;

■	the investee’s financial performance and near-term prospects (as indicated by factors such as earnings trends, dividend payments, asset quality, and specific events); and

■	the financial condition and prospects for the investee’s geographic region and industry

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

Pensions

The pension benefit obligation and expense for the defined benefit pension plans are based on the selection of certain assumptions used by France Telecom’s external actuaries in calculating such amounts. Those assumptions are described in Note 33 of the Notes to the Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of France Telecom’s plan assets is invested in equity securities. The equity markets may experience volatility, which could affect the value of its pension plan assets. Actual results that differ from France Telecom’s assumptions are accumulated and amortized over future periods and therefore could affect its recognized expense and recorded obligation in such future periods. Its assumptions are based on actual historical experience external data regarding compensation and discount trend rates. While France Telecom believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect its pension obligation and its future expense.

5.9 NON-GAAP FINANCIAL MEASURES AND FINANCIAL GLOSSARY

5.9.1. USE OF NON-GAAP FINANCIAL MEASURES

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

■	Free cash flow excluding asset disposals

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

■	Operating income before depreciation and amortization less investments in tangible and intangible assets excluding licenses

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

■	CAPEX (investments in tangible and intangible assets excluding licenses)

CAPEX corresponds to “purchases of tangible and intangible assets excluding UMTS and GSM licenses” as set forth in Note 4 of the Notes to the Consolidated Financial Statements. The calculation below demonstrates the progression from CAPEX to purchases of property, plant and equipment and intangible assets, net of changes in fixed assets vendors.

	Year Ended December 31,
(€ millions)	2004	2003	2002
		historical	historical

Investments in Tangible and Intangible Assets Excluding UMTS/GSM Licenses (CAPEX)	(5,127)	(5,086)	(7,441)
UMTS/GSM Licenses	(8)	0	(134)
Investments in Tangible and Intangible Assets (excluding investment financed through capital leases)	(5,135)	(5,086)	(7,575)
Changes in Fixed Assets Vendors	(80)	(16)	(368)
Purchases of Property, Plant and Equipment and Intangible Assets, Net of Changes in Fixed Assets Vendors	(5,215)	(5,102)	(7,943)

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

5.9.2. FINANCIAL GLOSSARY

ARPU – Orange: annual average revenue per user (ARPU) is calculated by dividing network revenues (outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of customers during the same period. The weighted average number of customers during a period is the average of the monthly average number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two. ARPU is expressed on a revenue per customer per year basis. Orange France does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network (“Bill & Keep” principle) as in some other markets, in particular the United Kingdom. As a consequence, ARPUs for France and the U.K. are not directly comparable.

ARPU – Wanadoo: annual average revenue per user (ARPU) is calculated by dividing connection revenues (subscription revenues and revenues paid by telecommunications operators for non-contractual offers) for the previous 12 months by the average number of customers during the same period, divided by 12. The average number of customers during a period is the average of the monthly number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two.

AUPU – Orange: average usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the weighted average number of Orange subscribers for the same period. AUPU is expressed in minutes on a monthly basis per customer.

Average number of employees (full-time equivalent): Average number of employees working during the period, expressed on a pro-rata basis to their length of employment, including employees with permanent contracts and those with fixed-term contracts.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses and investments financed through capital leases (see Note 4 of the Notes to the Consolidated Financial Statements and section 5.9.1 “Use of Non-GAAP financial measures).

Churn Rate: enables to measure the number of customers leaving the Group’s network. Churn rate is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from its network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections) for the previous 12 months by the weighted average number of its customers over the same period.

External Charges: external charges include:

-	Commercial expenses: external expenditure relating to purchases of handsets, distribution commissions and advertising expenses (see Note 5 of the Notes to the Consolidated Financial Statements);

-	Other external charges: external expenditure including purchases and payments to operators, overheads, operational and technical maintenance outsourcing fees, costs relating to property and information systems, and purchases of equipment (see Note 5 of the Notes to the Consolidated Financial Statements).

Figures on a comparable basis: figures at a constant exchange rate are presented for the preceding period on a comparable basis. The presentation consists in retaining the results for the current period and restating the results for the corresponding period of the previous year, in order to reflect the same scope of consolidation over comparable periods while eliminating effects of exchange rates. The effect of exchange rate fluctuations is neutralized by applying to the previous period the average exchange rates used for the income statement for the current period.

Free cash flow: net cash provided by operating activities, less net cash used in investing activities. Short-term marketable securities (SICAV de trésorerie) are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow, these short-term marketable securities are nevertheless considered as cash and included in this amount.

Free cash flow excluding asset disposals: net cash provided by operating activities, less net cash used in investing activities, excluding proceeds from sales of investment securities. Short-term marketable securities (SICAV de trésorerie) are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount (see section 5.9.1 “Use of Non-GAAP financial measures”).

Labor costs: Labor costs included in the determination of operating income before depreciation and amortization are net of capitalized labor costs but include payroll taxes and other charges. (see Note 5 of the Notes to the Consolidated Financial Statements).

Net financial debt: Gross borrowings net of cash, cash equivalents and marketable securities.

Non-Voice Services: revenues from non-voice services amounting to all the wireless services revenues excluding those generated by voice services. For example, they include revenues generated by text messaging (SMS) and multimedia messaging (MMS), data transmission (WAP, GPRS and 3G), in addition to charges billed to the customer for data content (ringtones downloading, sporting scores etc.), telemetry, wireless portals and their content.

Number of employees (at December 31): The number of employees working on the last day of the period, including employees with permanent contracts and those with fixed-term contracts.

Operating income before depreciation and amortization: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan, or operating income before depreciation and amortization.

Operating income before depreciation and amortization less CAPEX: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan less investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases (see section 5.9.1 “Use of Non-GAAP financial measures).

Operating working capital requirements: net inventories, plus trade accounts receivable (prior to securitisation), less trade accounts payable (excluding fixed production). See “Consolidated Statements of Cash Flows”.

OPEX: Operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan (see Note 5 of the Notes to the Consolidated Financial Statements).

OPEX excluding labor costs: Operating expenses before depreciation and amortization excluding labor costs and comprised of external charges and other charges.

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

Other external charges: see External Charges.

Personnel expenditures: Personnel expenditures include capitalized labor costs and exclude payroll taxes (see Note 5 of the Notes to the Consolidated Financial Statements).

Commercial expenses: see External Charges.

Statutory figures: statutory figures are shown before elimination of inter-segment transactions.

TDIRA: Perpetual bonds redeemable for France Telecom shares.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 BOARD OF DIRECTORS

France Telecom S.A. is managed by a board of directors, which decides France Telecom’s business policies and monitors their implementation by management. Subject to the powers expressly attributed by law to the shareholders’ meetings and within the limits of France Telecom’s corporate purpose, the board examines any issue relating to the proper functioning of France Telecom and deliberates on matters which concern it. In particular, it takes all decisions relating to the company’s major strategic, economic, employment, financial and technological policies.

6.1.1 LEGAL FRAMEWORK

For as long as the French State held more than the majority of France Telecom’s share capital, pursuant to the provisions of French law no. 90-568 dated July 2, 1990 relating to the organization of public postal and telecommunications services regarding the composition of the board of directors, and of French law no. 83-675 dated July 26, 1983 relating to the democratization of the public sector, France Telecom’s bylaws provided for a board of directors consisting of 21 directors, seven of whom to be elected by the employees. The 14 non-employee directors included directors representing the French State appointed by decree and directors representing the other shareholders appointed by the shareholders’ meeting.

Following the transfer of the majority of France Telecom S.A.’s share capital to the private sector in September 2004 (see “Item 7.1- Major Shareholders”), the provisions of French general corporate law regarding the election of directors and the composition and operation of the board of directors have become applicable.

In accordance with Article 8-1 of French law no. 86-912 dated August 6, 1986 relating to privatizations, France Telecom’s board of directors must still consist of at least two members representing the employees and one member representing the employee shareholders if the board has less than fifteen members, or three members representing the employees and one member representing the employee shareholders if the board has fifteen or more members. In addition, pursuant to the French decree-law of October 30, 1935, the board of directors must include representatives of the State in proportion to the latter’s shareholding in France Telecom. See – “Composition of the board of directors” below.

6.1.2 COMPOSITION OF THE BOARD OF DIRECTORS

The composition of the board of directors has changed following the transfer of the majority of France Telecom’s share capital to the private sector in September 2004. As at the date of this Form 20-F, the board of directors has the following composition:

-	seven members appointed by the shareholders’ meeting, including Mr. Didier Lombard who was appointed by the board of directors on February 27, 2005 to replace Mr. Thierry Breton, subject to the approval of this appointment by the shareholders’ meeting held on April 22, 2005 (see “Item 5.7.1 Subsequent Events”). On April 22, 2005, the shareholders’ meeting decided to renew the terms of these seven directors for a period of five years beginning during the first board of directors’ meeting to be held on or after December 19, 2005.

-	the representatives of the French State, the number of which was reduced to five pursuant to the French decree-law of 1935 in proportion to the number of France Telecom shares held by the French State. These five directors were appointed by decree of the Minister of the Economy, Minister of Finance and Industry dated September 7, 2004.

-	three directors representing the employees, two of whom were elected on November 9, 2004 in the first round of the election with the third being elected in the second round of the election on November 25, 2004; all took office during the board meeting of December 3, 2004.

-	one director representing the employee shareholders appointed by the shareholders’ meeting held on April 22, 2005.

The table below sets forth the names, offices and other positions of the members of the board of directors as at the date of this Form 20-F:

Name	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other offices and positions held outside the France Telecom Group
Members elected by the Shareholders’ Meeting
Didier Lombard	Chairman and Chief Executive Officer of France Telecom Chairman of the Board of Directors of Orange S.A. Chairman of the Strategy Committee and Policy Committee of France Telecom	February 27, 2005	Date of the annual shareholders’ meeting held in 2010 or 2011(1)	Director of Thomson Member of the Supervisory Board: - STMicroelectronics N.V. - Radiall
Marcel Roulet	Honorary Chairman and Director of France Telecom Chairman of the Compensation, Selection and Organization Committee of France Telecom Board observer (Censeur) of PagesJaunes Group	February 25, 2003	Date of the annual shareholders’ meeting held in 2010 or 2011(1)	Business Consultant Director: - Thomson - THALES (representative of Thomson S.A.) - CCF Chairman of the Supervisory Board of GIMAR Finances SCA Member of the Supervisory Board of Eurazeo
Bernard Dufau	Director of France Telecom Chairman of the Audit Committee of France Telecom	February 25, 2003	Date of the annual shareholders’ meeting held in 2010 or 2011(1)	Strategic Consultant Director: - Dassault Systèmes - KESA Electricals
Arnaud Lagardère	Director of France Telecom Member of the Compensation, Selection and Organization Committee of France Telecom	February 25, 2003	Date of the annual shareholders’ meeting held in 2010 or 2011(1)

Manager and General Partner of Lagardère SCA

Director:

-  Lagardère Ressources S.A.S

-  Hachette Livre (S.A.)

-  Hachette Distribution Services (S.A.)

-  Hachette Filipacchi Medias

-  LVMH-Moët Hennessy Louis Vuitton (S.A.)

-  FIMALAC

Chairman and Chief Executive Officer of Hachette S.A.

(Lagardère Media)

Chairman:

-  Lagardère (S.A.S.)

-  Lagardère Active (S.A.S.)

-  Lagardère Active Broadband (S.A.S.)

-  Lagardère Capital et Management (S.A.S.)

Name	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other offices and positions held outside the France Telecom Group

-  Fondation Jean-Luc Lagardère

-  Lagardère Thématiques (S.A.)

Deputy Chairman of Lagardère Active Broadcast (S.A. governed by the laws of Monaco)

Chairman and Chief Executive Officer of Arjil Commanditée-Arco (S.A.)

Vice Chairman of the Supervisory Board of Banque Arjil & Compagnie (S.C.A.)

Member of the Supervisory Board of Virgin Stores (S.A.)

Manager of Lagardère Elevage (S.A.R.L.)

Chairman of the Board of European Aeronautic Defence and Space Company (EADS NV) and EADS Participations B.V. Permanent representative of Lagardère Active Publicité on the Board of Directors of Lagardère Active Radio International Permanent representative of Hachette S.A. on the Management Committee of SEDI TV-TEVA (SNC) Chairman of the Club des Entreprises Paris 2012 (Association under the French law of 1901) Chairman of the Association Amis de Paris Jean-Bouin C.A.S.G. (Association under the French law of 1901)

Henri Martre	Director of France Telecom Member of the Strategy Committee of France Telecom	February 25, 2003	Date of the annual shareholders’ meeting held in 2010 or 2011	Chairman of the Supervisory Board of ESL Vice-Chairman of the Supervisory Board of KLM Director: - Renault S.A. - SOGEPA - ON-X Member of the Executive Committee of SOFRADIR

Name	Position Held in the France Telecom Group	Date Appointed		Expiration of Term	Other offices and positions held outside the France Telecom Group
					Manager of SOCOGIT (SARL) Member: - Higher Council for Commercial Aviation - Board of CEPII - Advisory Board of the Banque de France - Board of the French Agency for International Investments
Stéphane Richard	Director of France Telecom Member of the Audit Committee of France Telecom	February 25, 2003		Date of the annual shareholders’ meeting held in 2010 or 2011	Executive Vice President of VEOLIA Environnement Director: - NEXITY - APRR - Banque OBC - UGC S.A.
Jean Simonin	Director of France Telecom Member of the Strategy Committee	May 26, 1998		Date of the annual shareholders’ meeting held in 2010 or 2011	Director of AFTAS
Members appointed by decree:
Pierre-Mathieu Duhamel	Director of France Telecom Member of the Strategy Committee of France Telecom	January 24, 2003	(2)	September 6, 2009	Budget Director, Ministry of the Economy, Finance and Industry Director: - Air France-KLM - Electricité de France (EDF) - SNCF
Jean-Pierre Jouyet	Director of France Telecom Member of the Strategy Committee of France Telecom	October 1, 2002	(2)	September 6, 2009	Ambassador for international economic affairs Chairman of the Club de Paris
Jacques de Larosière	Director of France Telecom Member of the Audit Committee of France Telecom	May 22, 1998	(2)	September 6, 2009	Consultant for BNP Paribas Member: - Advisory Board of AIG - Advisory Board of Fitch Honorary Chairman of L’Observatoire de l’épargne européenne Honorary Co-Chairman of Eurofi

Name	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other offices and positions held outside the France Telecom Group
Denis Samuel-Lajeunesse	Director of France Telecom Member of the Audit Committee of France Telecom	June 17, 2003(2)	September 6, 2009	General Director of the State Holdings Agency (Agence des Participations de l’Etat) Director: - Alstom - CNP - Gaz de France - Thalès
Henri Serres	Director of France Telecom Member of the Compensation, Selection and Organization Committee of France Telecom	October 1, 2002(2)	September 6, 2009

Managing Director of Information Systems Security, General Secretariat for National Defense

French representative on the Board of Directors of the European Network and Information Security Agency (ENISA)

Members representing the employees
Alain Baron	Director of France Telecom Member of the Policy Committee of France Telecom	November 9, 2004	November 8, 2010	–
René Bernardi	Director of France Telecom Member of the Policy Committee of France Telecom	November 25, 2004	November 8, 2010	–
Jean-Michel Gaveau	Director of France Telecom Member of the Policy Committee of France Telecom	November 9, 2004	November 8, 2010	–
Member representing the employees shareholders
Stéphane Tierce	Director of France Telecom	April 22, 2005	Date of the annual shareholders’ meeting held in 2010	–
(1)	The term of such directors shall expire at the end of a period of five years beginning during the first board of directors’ meeting to be held on or after December 19, 2005. If this meeting is held in the year 2005, the term will expire at the end of the annual shareholders’ meeting held in 2010 ; if this meeting is held in the year 2006, the term will expire at the end of the annual shareholders’ meeting held in 2011.
(2)	Following the transfer of the majority of the share capital of France Telecom to the private sector, these directors were newly appointed by decree of the Ministry of the Economy, Finance and Industry dated September 7, 2004.

Biographies of Directors

Directors appointed by the Shareholders’ Meeting

Didier Lombard, 63, has been the Chairman and Chief Executive Officer of France Telecom S.A. since February 27, 2005. See section 6.1.6 “Executive Officers”.

Marcel Roulet, 71, is the Honorary Chairman of France Telecom S.A., and served as Chairman from 1991 to 1995. Mr. Roulet was Chairman and Chief Executive Officer of Thomson S.A. from February 1996 to March 1997, and of Thomson CSF (now Thalès) from February 1996 to January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999 and serves as a business consultant. Mr. Roulet is a director of Thomson, Thalès (as the representative of Thomson S.A.), and CCF, and is Chairman of the Supervisory Board of Gimar Finances S.C.A. He is a member of the Supervisory Board of Eurazeo. He is also an observer on the Board of Directors of PagesJaunes Groupe. Mr. Roulet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Stéphane Richard, 43, has been the Executive Vice President of Veolia Environnement and the Chief Executive Officer of Connex since March 2003. He was Inspector of Finances from 1987 until 1991. From 1991 until 1992, he served as Technical Advisor to the Cabinet of the Vice-Minister, Mr. Dominique Strauss-Kahn, at the Ministry of Industry and External Trade. From 1992 to 1994, Mr. Richard was chargé de mission at the finance division of Générale des Eaux. He was Chief Executive Officer of Compagnie Immobilière Phénix from 1994 to 1995. Mr. Richard was Managing Director and then Executive Vice President and Managing Director of CGIS from 1995 to 1997. From 1997 to 2003, he was Chairman and Chief Executive Officer of CGIS (Compagnie Générale d’Immobíliér et de Service), which became Nexity. Mr. Richard is also a member of the Boards of Directors of Nexity, Autoroutes Paris Rhin-Rhône, UGC S.A. and Banque OBC. Mr. Richard is a graduate of the Ecole des hautes études commerciales and the Ecole nationale d’administration.

Arnaud Lagardère, 43, has been Manager and general partner of Lagardère SCA since March 17, 2003. In addition, Mr. Lagardère has been Chairman and Chief Executive Officer of Lagardère Média (the media division of Lagardère SCA) since 1999 and Chairman of Lagardère Active (the audio-visual branch of Lagardère Média), Lagardère Images and Deputy Chairman of Lagardère Active Broadcast since 2001. In 2003, he became Chairman of the Board of Directors of the European Aeronautic Defence and Space Company (EADS NV) and EADS Participation B.V. A graduate of the Université Paris-Dauphine, Mr. Lagardère began his career in 1987 working with his father, Jean-Luc Lagardère. He has successively been Vice-Chairman of the Supervisory Board of the ARJIL bank, manager of the Emerging Activities and Electronic Media Division of Matra, and Chief Executive Officer of Lagardère S.A.S. In 1994, Mr. Lagardère became Chairman and Chief Executive Officer of Grolier Inc. in the United States. After returning to France in 1998, Mr. Lagardère focused on the media activity of the group which he reorganized and consolidated. He successfully completed the divestiture of Club Internet, the acquisition of a 34% holding in Canalstat and a 27.4% stake in Multithématiques, the purchase of the Virgin Stores and, more recently, the purchase of the publishing division of Vivendi Universal. Mr. Lagardère is a director of Hachette Livre S.A., Hachette Distributions Services (S.A.), Hachette Filipacchi Médias (S.A.) and Lagardère Ressources (S.A.S.), and a member of the Supervisory Board of Virgin Stores. He has been Chairman and Chief Executive Office of Lagardère Capital & Management and a director of France Telecom (S.A.), Moët Hennessy Louis Vuitton (LVMH) (S.A.) and Fimalac (S.A.) since 2003. He is also Chairman and Chief Executive Officer of Arjil Commanditée-Arco, Vice-Chairman of the Supervisory Board of Banque Arjil & Compagnie, and Manager of Lagardère Elevage. Arnaud Lagardère is also Chairman of the Fondation Jean-Luc Lagardère, Chairman of the corporate club supporting Paris’s bid to organize the 2012 Olympic Games, Chairman of the Amicale du Club Jean-Bouin C.A.S.G., and director of the Club Paris Jean-Bouin C.A.S.G. He is member of the Honorary Committee of France-China and member of the Information Technology Strategy Committee since 2004.

Henri Martre, 76, served as Chairman and Chief Executive Officer from 1983 to 1992 of Aérospatiale. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Gifas (Groupement des industries françaises aéronautiques et spatiales) from 1990 to 1993, Chairman of AECMA (European Association of Aerospace Manufacturers), and Chairman of AFNOR from 1993 to 2002. An engineer, Mr. Martre is a director of Renault S.A., SOGEPA (French State holding company of EADS), On-X, member of the Executive Committee of SOFRADIR, and Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various councils of the French State (Higher Council for Commercial Aviation, CEPII Board), an advisory board (Banque de France) as well as a number of associations and foundations (Vice President of the Foundation for Strategic Research, Chairman of the Japan Committee at MEDEF and Chairman of the Franco-Japanese Industrial Techniques Organization). Mr. Martre is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He was Délégué général pour l’armement from 1977 to 1983.

Bernard Dufau, 63, joined IBM France as an engineer in 1966 and served in various positions in marketing and management throughout France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Business Director (1983-1988) as well as General Operating Director (1998-1993) for IBM France. In 1994, he became the Managing Director of IBM Europe’s Distribution Division. Mr. Dufau served as Chairman and Chief Executive Officer of IBM France from January 1, 1995 to April 1, 2001. He has been a corporate strategic consultant since July 2001. Mr. Dufau is also a director of Dassault Systèmes and KESA Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and president of the SUPLEC Engineers Association.

Jean Simonin, 59, is a Mayor and Vice Chairman of an urban community. A former Managing Director of the Consumer Agency of France Telecom S.A. in Toulouse, Mr. Simonin led France Telecom’s commercial activities at the DED South West from 1993 to 1996. He is a director of AFTAS. Mr. Simonin graduated from the Centre national des arts et métiers.

Directors representing the State

Pierre-Mathieu Duhamel, 48, is the Budget Director at the Ministry of the Economy, Finance and Industry. He was ministerial assistant in the Budget Department of the Ministry of the Economy, Finance and Industry from 1981 to 1985. From 1985 to 1987, Mr. Duhamel was Assistant Managing Director of the Directorate of the Département des Hauts de Seine. From January 1988 to May 1988, Mr. Duhamel was joint counselor to the State Minister, the Minister for the Economy, Finance and Privatization and the Minister for the Budget. From June 1988 to October 1988, Mr. Duhamel was head of the Budget Department. From November 1988 to April 1991, Mr. Duhamel was Managing Director of the Département des Hauts de Seine. From May 1991 to April 1992, he was Deputy Director at the Paris City Hall. From May 1992 to November 1992, Mr. Duhamel was Director of Finance and Economic Affairs of the City of Paris. From December 1994 to April 1995, he served as Director of Public Accounting at the Budget Ministry. From May 1995 to February 1996, Mr. Duhamel served as Deputy Director to the Prime Minister. From March 1996 to May 1999, he was Director of Customs and Indirect Taxes. In 1999, Mr. Duhamel became General Secretary of Louis Vuitton – Moët – Hennessy, a position he held until April 2000. In May 2000, Mr. Duhamel was named Ministerial Financial Advisor to the French delegation to the OECD, a position he occupied until November 2002. Mr. Duhamel is on the boards of Air France-KLM, Electricité de France and SNCF. Mr. Duhamel is a graduate of the Institut d’études politiques de Paris and studied at the Ecole nationale d’administration.

Jean-Pierre Jouyet, 50, is Ambassador for international economic affairs and Chairman of the Club de Paris. In 1980, Mr. Jouyet was appointed Inspector of Finances at the General Inspectorate of Finances and, in 1983, General Reporter of the Tax Council mission to study measures to simplify taxation. He was Bureau Chief of the tax legislation department from 1984 to 1986, then in charge of sub-section D (revenues tax and indirect taxes) in 1988. Mr. Jouyet was Chief of Staff for Roger Fauroux, Minister for Industry and National and Regional Development from 1988 to 1991. From 1991 to 1994, Mr. Jouyet was director of the Cabinet of Jacques Delors, President of the Commission of the European Union and, from 1994 to 1995, Chief of Staff of the European Commission. From 1995 to 1997, Mr. Jouyet was a partner at the law firm of Jeantet et Associés and, from 1997 to 2000, served Deputy Chief of Staff for Prime Minister Lionel Jospin. Mr. Jouyet is a graduate of the Institut d’études politiques de Paris, and holds a DEA degree in public law. He is also a graduate of the Ecole nationale d’administration.

Jacques de Larosière, 75, is Honorary Chairman of the Observatoire de l’épargne européenne and co-Chairman of Eurofi. He is also a member of the Advisory Boards of AIG and Fitch. He has served as an advisor to Paribas (which became BNP Paribas) since 1998 and as Chairman of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. Mr. de Larosière was also Chairman of the Board of Governors for the Group of Ten from 1990 to 1993. He was the Governor of the Banque de France from 1987 to 1993 and Managing Director of the International Monetary Fund from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry, including Treasury Director. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’etudes politiques de Paris, and the Ecole nationale d’administration.

Daniel Samuel-Lajeunesse, 56, has been Managing Director of the State Holdings Agency (Agence des Participations de L’Etat) within the Ministry of the Economy, Finance and Industry since 2003. He is also a director of Alstom, CNP, Gaz de France and Thalès. As a Civil Administrator from 1973 to 1983 in the Treasury Department of the Ministry of Finance, his responsibilities included management of State funds, financial markets and currency markets. He was also an alternate director for France with the International Monetary Fund in Washington from 1977 to 1979. From 1983 to 1985, Mr. Samuel-Lajeunesse served as Deputy Director of Multilateral International Affairs within the Treasury Department, then between 1985 and 1986 as Deputy Director in charge of the State holdings within the same department. In 1986, Mr Samuel-Lajeunesse was appointed Director of International Affairs within the Treasury Department. In this position, he was a member of the Monetary Committee of the EEC and co-Chairman of the Paris Club. In 1992, Mr. Samuel Lajeunesse became Chairman and Chief Executive Officer of Lyonnaise de Banque, a general commercial bank and subsidiary of CIC. At the same time, he served as Chairman and Chief Executive Officer of Banque de Vizille, the only commercial bank in the region and a subsidiary of Lyonnaise de Banque. In 2003, Mr. Samuel-Lajeunesse was named Managing Director of the newly-formed Agence des Participations within the Ministry of the Economy, Finance and Industry. Mr. Samuel-Lajeunesse is a graduate of the Institut d’études politiques de Paris and holds a Master’s degree in economics from Université de Paris-Assas. He also studied at the Ecole nationale d’administration.

Henri Serres, 54, has been Managing Director of Information Systems Security at the General Secretariat for National Defense since March 2000. He was appointed as French representative for the European Network and Information Security Agency (ENISA) in 2004. Mr. Serres served in the cabinet of André Giraud, Minister of Industry from 1978 to 1980 and then served as Technical Director at the Ministry of Defense from 1981 to 1986. Mr. Serres was Director of Public Radiotelephony Business at

Matra Communication from 1986 to 1989. He was a director of the Department of Communications and Service Industries at the Industry Division from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000. Mr. Serres is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Directors elected by the employees

Alain Baron, 54, works at France Telecom’s research and development center in Issy-les-Moulineaux. Mr. Baron has been an employee of France Telecom since 1977.

René Bernardi, 47, is Chairman of the Association @toukolo (organizing holidays for children of France Telecom employees) since May 2004. Mr. Bernardi previously held various senior trade union roles between 1992 and 2004 in Drôme, the Rhône Alpes region and in the post and telecommunications trade union federation. He started his career with France Telecom in 1977 in the National Network Division and organized the customer problem tracking activity at the Main Operations Unit in Montélimar from 1988 to 1992.

Jean-Michel Gaveau, 52, is supervisor of Telecommunication Lines Work at the Regional Network Unit in Rouen. He has been an employee of France Telecom since 1977.

Director representing the employee shareholders

Stéphane Tierce, 36, is in charge of prepaid offers and services at Orange France, where he was previously marketing manager for banking and financial services. From 1999 to 2001, Mr. Tierce was marketing manager for Internet banking within the Banking and Finance department of France Telecom’s Enterprise Division. Mr. Tierce is an engineer and graduate of the Ecole Nationale Supérieure des Arts et Métiers.

6.1.3 INDEPENDENT DIRECTORS

The board of directors stated during its meeting of March 3, 2004 that five directors may be considered independent according to the criteria of the Medef/AFEP Report of October 2003 on corporate governance for listed companies. They are Marcel Roulet, Stéphane Richard, Arnaud Lagardère, Henri Martre and Bernard Dufau, all of whom are directors elected by the shareholders’ meeting of February 25, 2003.

The other directors are either representatives of the French State or are employees of France Telecom S.A. or former employees of France Telecom S.A. within the past five years and, as such, may not be considered independent according to the Medef/AFEP Report criteria.

The criteria of independence set forth in the Medef/AFEP Report are enumerated below. An independent director:

■	is not an employee or officer of the company, an employee or director of its parent company or of a company that it consolidates, and has not served in any of these capacities during the previous five years;

■	is not an officer of another company in which the company holds, directly or indirectly, a position on the board of directors, or in which an employee designated as such or an officer of the company (either presently or within the last five years) serves on the board;

■	is not a significant customer, supplier, commercial banker or investment banker of the company or its group, or for which the company or its group represents a significant share of business;

■	does not have close family ties with a company officer;

■	has not been an auditor of the company within the last five years;

■	has not been a director of the company for more than twelve years.

6.1.4 INTERNAL GUIDELINES

On July 17, 2003, the board of directors adopted internal guidelines within the framework of the Bouton report’s recommendations concerning the improvement of corporate governance for listed companies. France Telecom’s internal guidelines are available on its website (www.francetelecom.com, under the heading “our organization/board of directors”). In addition, a copy of the internal guidelines is attached to the report of the Chairman of the board of directors made in accordance with Article L. 225-37 of the French Commercial Code relating to the conditions of preparing and organizing the work of the board of directors and the internal control procedures implemented by the company, which is attached to this Form 20-F. The principal provisions of the internal guidelines include the following:

Preparation and organization of the work of the board of directors

Strategic policies

The board of directors presides over all decisions relating to the company’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by management. The Chairman is responsible for implementing the strategic policies identified each year by the board of directors after examination and advice by the Strategy Committee and the Policy Committee of the board. The Chairman must obtain the authorization of the board of directors to engage the company in investments or divestitures involving amounts in excess of €200 million per transaction, when such transactions are acquisitions or disposals. In addition, any investment greater than €20 million that does not fall within the company’s strategic policies must first be approved by the board of directors.

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

At each board meeting, the Chairman reports to the members the principal facts and significant events concerning the Group which have occurred since the date of the previous board meeting.

Directors may visit any France Telecom S.A. facility, or place of business in order to obtain any information required to perform their duties. To do so, directors must submit a written request to the Chairman via the secretary of the board of directors explaining the purpose of such a visit. The general secretariat of France Telecom defines the terms of access and organizes the conditions of such visits, to ensure that they do not disturb the smooth functioning of the place of business.

Inspection by the board of directors

The Chairman of the board of directors or the Chairman of the audit committee informs the board of directors of any inspection or verification (see section 6.1.2 “Committees of the Board of Directors”). In any case, the board of directors shall deliberate on such issues within the shortest possible time.

When the board of directors decides that it should do so, it specifically defines the purpose and methods of such an inspection in a resolution, and either conducts such an inspection itself or entrusts it to one of its committees, one of its members, or a third party.

The Chairman shall define the conditions for the performance of the inspection or verification. In particular, measures are taken to ensure that the performance of such an operation causes the least possible disruption to the Group’s activity. Interviews with Group employees shall be organized when necessary.

The Chairman shall ensure that useful information for any inspection or verification is provided to the person performing such inspection or verification. The person performing such an inspection or verification is not authorized to interfere with the management of the business.

On completion of the inspection or verification, the findings are reported to the board of directors. The board determines any follow-up action to be taken.

Possibility of giving an assignment to a director

When the board of directors decides that it should entrust one or more of its members, or a third party, with an assignment, it will formulate the principal characteristics of the assignment. When the persons responsible for performing the assignment are members of the board of directors, they do not take part in the vote. On the basis of such a resolution and at the Chairman’s initiative, a draft assignment letter is drawn up defining the precise purpose and duration of the assignment, setting the form of the assignment report and determining, where appropriate, the compensation due to the persons performing the assignment.

The Chairman shall submit the draft assignment letter, where appropriate, for opinion to the Compensation, Selection and Organization Committee and to other interested board committees and shall deliver the signed assignment letter to the chairmen of these committees.

The report shall be delivered by the Chairman to the directors of the company.

The board of directors shall consider the follow-up measures, if any, to be adopted in respect of the report.

Committees of the board of directors

In order to carry out its work, the board of directors has created a number of committees (see “Item 6.3 Corporate Governance – Committees of the board of directors”).

Meetings of the board of directors

Each year, on the Chairman’s recommendation, the board of directors sets a calendar of board meetings for the following year.

This calendar sets the dates of regular board meetings (relating to the first and third quarter revenues, results for the first six months of the year, a meeting prior to the annual shareholders’ meeting, etc.) and, on a provisional basis subject to review, the dates to be set aside by the directors for possible additional board meetings.

The Chairman sets the agenda for each board meeting and communicates the agenda to the board members in a timely manner and through all appropriate means.

The documents that allow the directors to make fully informed decisions on the items included on the agenda set by the Chairman are transmitted by the Chairman to the directors at least 48 hours before the board meeting, except in emergency situations or where there is a need to preserve absolute confidentiality.

In any case, during any meeting the board of directors may, in emergencies and upon recommendation of the Chairman, deliberate issues not included on the agenda.

The board of directors reports once a year on its operations and reviews the proposals made in this regard by the Compensation, Selection and Organization Committee (see – “Evaluation of the board of directors” below).

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

The Chairman informs the directors of the information to be disclosed to the markets, as well as the text of statements issued for this purpose in the name of France Telecom S.A.

In the event of a demonstrated failure by a director to honor his or her confidentiality obligation, the Chairman of the board, after consulting with committee chairmen, shall report to the board on any actions, including legal actions, that he intends to pursue as a result of this breach of confidentiality.

Independence

In the performance of his or her duties, each director must make decisions independently of any interest other than that of the company.

Each director is required to inform the Chairman of any situation that could create a conflict of interest with the company or one of the companies of the Group; if necessary, the Chairman shall consult the Compensation, Selection and Organization Committee on any such question. The director concerned shall then act accordingly pursuant to applicable legislation. In accordance with the provisions of Articles L. 225-38 and L. 225-40 of the French Commercial Code, any agreement other than an agreement relating to daily operations and entered into under normal conditions, directly or through an intermediary between the company and, in particular, one of its directors, must be submitted for the prior approval of the board of directors. The interested party may not take part in the vote for the requested approval.

The members of the board of directors shall register in their own name any France Telecom shares of the company they hold at the time they are appointed to the board, as well as any shares acquired during their tenure as board members.

Moreover, in accordance with the provisions of Article 222-14 of the AMF’s new General Regulation (implementing Article L. 621-18-2 of the French Monetary and Financial Code), France Telecom informed its directors that it is under the obligation to notify the AMF and disclose to the public by means of a press release, within five days of trading following receipt of the interested party’s declaration, purchases, disposals, subscriptions and exchanges of France Telecom’s financial instruments and transactions carried out in relation to these instruments by other financial instruments, realized by members of the board of directors and persons having close personal relations with them in accordance with the conditions that shall be defined by a government (Conseil d’Etat) decree.

The members of the board of directors are prohibited from:

■	performing any transactions with respect to the securities of the listed companies of the Group as long as they have confidential information; and

■	directly or indirectly engaging in short sales with respect to such securities.

The first prohibition above applies, in particular, during the period in which the Group’s half-year and annual earnings as well as quarterly information are being prepared and presented. It also applies during special periods during which projects or transactions that justify such a prohibition are being prepared.

The Chairman shall set or confirm the start and end dates of the above-mentioned periods and shall notify the directors of such periods in a timely fashion.

The Code of Ethics, as described below, specifies in particular the rules governing confidential information and applies to the members of the board and its committees.

The Chairman shall report to the board of directors on the measures adopted to ensure that the employees of the Group, who by reason of their position have such information and/or participate in such transactions, comply with these rules.

Diligence

In accepting a board position, each director undertakes to fully discharge the duties of the position, in particular:

■	to devote the time necessary to analyze the issues brought before the board of directors and, as applicable, the committee on which he or she serves;

■	to request any additional information he or she deems useful;

■	to ensure that the internal guidelines of the board of directors are applied;

■	to form an opinion freely before any decision, considering only the interest of the company;

■	to actively participate in all meetings of the board, except when unable to do so; and

■	to devise any proposals which may improve the working conditions of the board and its committees.

The board of directors will continually work to improve the information communicated to shareholders. Each director, particularly through his or her contribution to the work of the board committees, must strive to achieve this objective.

Each director undertakes to resign his or her position on the board when he or she believes in good faith that he or she is no longer in a position to fully assume the obligations of the position.

6.1.5 ACTIVITY OF THE CURRENT BOARD OF DIRECTORS

During the 2004 financial year, the board of directors met 16 times. On average, 16 of the 21 directors attended the board meetings in 2004. The average board meeting lasted three hours. In general, one or more board committees met prior to the meeting in order to prepare its deliberations.

The board’s main activities were as follows:

■	Review of the accounts and results: the board of directors approved the annual and half-year corporate and consolidated accounts, management reports and agreements with related parties. It examined quarterly revenues and key results. It approved the reports and resolutions submitted to the shareholders’ meeting and the replies to the shareholders’ written questions. It examined the budget for 2004. In addition, the board of directors was presented with an update regarding the progress and impact of the projects relating to the implementation of the IFRS accounting standards and the US Sarbanes-Oxley Act.

■	Review and approval of strategic operations: the board of directors deliberated or was informed regarding the following offers or transactions: offer for Orange shares, offer for Wanadoo shares, IPO of PagesJaunes S.A., merger of Wanadoo S.A. and Wanadoo France within France Telecom S.A., disposal of Orange Denmark, disposal of the cable network activity, indirect disposal of shares in STMicroelectronics.

■	Corporate governance: the board of directors examined the internal guidelines of the board committees and the implementation of the Ethics Committee. It examined the report drawn up by the Chairman in accordance with Article L. 225-37 of the Commercial Code relating to the conditions for preparing and organizing the board of directors’ work and the internal control procedures.

The board of directors was informed of the changes to France Telecom’s structure at the end of March 2004. In September 2004, it deliberated on the actions to be taken following the transfer of France Telecom to the private sector (arrangements for exercising general management, election of directors representing the employees).

■	Strategic and regulatory issues: the board of directors was presented with an update regarding strategic or regulatory issues and, in particular, the French law of December 31, 2003 relating to public service obligations imposed on the telecommunications industry and to France Telecom, the “Broadband” strategy and the communication presented during the Investor Day in June 2004.

6.1.6 EVALUATION OF THE BOARD OF DIRECTORS

The Compensation, Selection and Organization Committee sets forth proposals for the proper functioning of the board of directors. At the board meeting held on July 17, 2003, the board of directors determined that it would evaluate the functioning of the board once per year and would examine at that time proposals relating to the functioning of the board set forth by the Compensation, Selection and Organization Committee.

During its meeting held on December 13, 2004, the board of directors examined the Compensation, Selection and Organization Committee’s proposals with a view to examining the functioning of the board of directors, and asked the Compensation, Selection and Organization Committee to carry out, with the General Secretariat’s assistance, work relating to evaluation of the board’s composition, organization and functioning.

The first stage of evaluation of the board shall involve a questionnaire (composition of the board, role and powers, functioning of the board, etc.) and an analytical form. During the second stage, one-on-one meetings with each of the directors shall be held to enable, in particular, the directors to comment on and complete the responses given in their questionnaire. A summary of these meetings shall be drawn up and submitted to the Chairman of the Compensation, Selection and Organization Committee. A report shall be made to the board of directors during the first six months of 2005 to allow it to discuss its functioning and suggest options for improving the board’s functioning.

6.1.7 CODE OF ETHICS

On December 3, 2003, the board of directors adopted a Code of Ethics (available on France Telecom’s website at www.francetelecom.com, under the heading “corporate responsibility/ethics”). The Code of Ethics applies to each director, manager and employee of France Telecom.

It sets forth the values of the Group, its principles of action with respect to its customers, shareholders, employees, suppliers and competitors, as well as the environment and the countries in which the Group operates.

The Code of Ethics also sets forth certain principles of behavior that each employee, director and manager of France Telecom must respect. Such principles promote honest and ethical behavior on the part of these individuals and also accurate, complete and timely communication of information to the public.

In accordance with the rules in effect since 1997, the Code of Ethics reiterates the current standards and rules relating to market ethics and the need to comply completely with them. The Code of Ethics imposes certain preventive measures and, in particular, prohibitions on transactions carried out by “permanent insiders” (in particular, by directors and officers), for certain periods of time relating to securities of France Telecom S.A. and the other listed companies of the Group.

Reporting of misconduct and fraud

The Code of Ethics stipulates that France Telecom must ensure that measures exist in all Group entities to enable employees to report offenses or frauds of which they are aware, and that such reports are appropriately and promptly handled.

In accordance with these principles, France Telecom implemented a warning system enabling employees to report, through a message system, offenses or frauds of which they may become aware. This system has been operational since January 2005. A procedure has been established in order to ensure that such alerts are processed independently and that the protection of the employees is guaranteed.

6.2 EXECUTIVE OFFICERS

6.2.1 CHAIRMAN OF THE BOARD OF DIRECTORS

Appointment and revocation

The general corporate law now applicable to France Telecom provides that the Chairman shall be appointed by the Board of Directors from among its members who are natural persons, by a majority vote and that the Chairman may be removed at any time by decision of the Board.

Powers of the Chairman of the Board of Directors

The Chairman of the board of directors shall represent the board of directors. He shall organize and direct the board’s work, which he shall report on to the shareholders’ meeting. He shall ensure the proper functioning of the governing bodies of France Telecom S.A. and, in particular, that the directors are able to carry out their duties.

In accordance with Article 29-1 of French law no. 90-568 of July 2, 1990, as amended, and, with effect from the transfer of the majority of the company’s share capital to the private sector, with Article 29-2, the Chairman of the board of directors has the power to appoint and manage the civil servants employed by the company.

6.2.2 GENERAL MANAGEMENT

France Telecom’s by-laws provide that with effect from the transfer of the majority of the company’s share capital to the private sector, the company’s general management shall be exercised under the responsibility of, either the Chairman of the board of directors (who shall then assume the title of Chairman and Chief Executive Officer) or, if applicable, by another person appointed by the board of directors and holding the title of Chief Executive Officer.

The board of directors shall decide between these two arrangements for the exercise of general management. In its meeting held on September 7, 2004, the board of directors opted to combine the offices of Chairman and Chief Executive Officer, without any restrictions on powers other than those set forth in Article 1 of the internal guidelines of the board.

Article 1 provides that the Chairman must obtain the authorization of the board to engage the company in investments or divestitures involving amounts in excess of €200 million per transaction, when such transactions are acquisitions or disposals. In addition, any investment greater than €20 million that does not fall within the company’s strategic policies must first be approved by the board of directors.

The Chairman and Chief Executive Officer implements France Telecom S.A.’s strategy in accordance with the policies decided by the board of directors. He represents the company in its relations with third parties.

The Chairman and Chief Executive Officer is granted the widest powers to act on behalf France Telecom S.A. in all circumstances. He exercises his powers within the limits of the corporate purpose and subject to the powers expressly attributed by law to the shareholders’ meetings and the board of directors.

The Chairman and Chief Executive Officer may delegate a portion of his powers to as many agents as he deems appropriate.

The Chairman and Chief Executive Officer implemented a delegation of powers and signatures for each member of the Executive Committee. Each member of the Executive Committee then established its own delegations within his or her area of responsibility.

Following the resignation of Mr. Thierry Breton, the Board of Directors meeting of February 27, 2005 appointed Mr. Didier Lombard as Chairman and Chief Executive Officer of France Telecom ((see “Item 5.7.1 – Subsequent Events”).

6.2.3 DELEGATED MANAGING DIRECTOR (DIRECTEUR GÉNÉRAL DÉLÉGUÉ)

At the proposal of the Chairman and Chief Executive Officer, the board of directors may appoint one or more individuals to assist the Chairman and Chief Executive Officer with the title of Delegated Managing Director (Directeur Général Délégué). The maximum number of Delegated Managing Directors is five. In agreement with the Chairman and Chief Executive Officer, the board of directors determines the extent and duration of the powers granted to the Delegated Managing Directors.

To date, the board of directors of France Telecom S.A. has not appointed any Delegated Managing Directors.

6.2.4 EXECUTIVE COMMITTEE

The following table sets forth the names of the members of the executive committee of France Telecom and their position as at the date of this Form 20-F.

Name (age)	Position	Date Position Assumed	Date Appointed to Executive Committee
Didier Lombard (63)	Chairman and Chief Executive Officer	February 2005	April 2003

Jacques Champeaux (57)	Senior Vice President assisting Didier Lombard for Regulatory Affairs	March 2004	January 1996

Olivier Barberot (50)	Senior Executive Vice President, Development and Optimization of Human Competencies	March 2003	March 2003

Didier Lombard (63)	Technologies, Strategic Partnerships and New Usages	April 2003	April 2003

Marc Fossier (48)	Senior Vice President, Group Chief Technology Officer	June 2004	September 2000

Michel Combes (42)	Senior Executive Vice President, Financial Rebalancing and Value Creation	February 2005	January 2003

Stéphane Pallez (45)	Senior Vice President, assisting Michel Combes in Financial Rebalancing and Value Creation	April 2004	April 2004

Didier Quillot (46)	Senior Vice President, Marketing and Branding Coordination, in charge of Orange France	March 2004	March 2004

Operational Divisions:

Barbara Dalibard (46)	Executive Vice President, Enterprise Communication Services	January 2003	January 2003

Olivier Sichel (37)	Executive Vice President, Home Communication Services	March 2004	January 2003

Didier Lombard (63)	Chairman of Orange, Personal Communication Services	February 2005	April 2003

Sanjiv Ahuja (48)	Executive Vice President, Personal Communication Services, CEO of Orange	March 2004	March 2004

Michel Davancens (57)	Executive Vice President, Sales and Services France	March 2004	January 2003

Jean-Paul Cottet (50)	Executive Vice President, International	January 2003	September 2002

Performance Divisions:

Jean-Philippe Vanot (52)	Senior Vice President, Networks, Carriers and Information Technology	March 2004	January 2003

Pascal Viginier (47)	Senior Vice President, Research & Development	March 2004	March 2004

Louis-Pierre Wenes (56)	Senior Vice President, Sourcing	January 2003	January 2003

Jean-Paul Cottet (50)	Executive Vice President, TOP Program	March 2004	September 2002

Name (age)	Position	Date Position Assumed	Date Appointed to Executive Committee

Patricia Langrand (41)	Senior Vice President, Content Aggregation	March 2004	March 2004

Support Functions:

Michel Combes (42)	Senior Executive Vice President, Finance, Chief Financial Officer	January 2003	January 2003

Olivier Barberot (50)	Senior Executive Vice President, Management Networks and Internal Communications	March 2004	March 2003

Bernard Bresson (55)	Senior Vice President, Human Resources	January 2003	January 2003

Jean-Yves Larrouturou (43)	Senior Vice President, General Secretary	March 2004	March 2004

Marc Meyer (46)	Senior Vice President, External Communications	January 2003	January 2003

Didier Lombard, 63, was appointed Chairman and Chief Executive Officer of France Télécom on February 27, 2005. He was appointed Senior Executive Vice President of Technologies, Strategic Partnerships and New Usages in April 2003. He began his career in France Telecom’s R&D in 1967 where he worked on developing a number of new products for France Telecom in relation to satellite and wireless systems. From 1988 to 1990, he was the scientific and technical director at the Ministry of Research and Technology and then acted as general manager of industrial strategy at the Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his nomination, Mr. Lombard also served as an ambassador for international investment for several years and was the Chairman of the French agency for international investment. He is also a director of Thomson and a member of the Supervisory Boards of STMicroelectronics and Radial. Mr. Lombard is a graduate of the Ecole polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is an Officer of the French Ordre National de la Légion d’Honneur and a Commander of the French Ordre National du Mérite.

Jacques Champeaux, 57, was appointed Senior Vice President assisting the Chairman and Chief Executive Officer for Regulatory Affairs in March 2004. He was appointed General Secretary in January 2003 and previously held the office as Corporate Senior Vice President of the Business Division since January 1996. Prior to being appointed to these positions, Mr. Champeaux held senior management positions in several of France Telecom S.A.’s subsidiaries. From 1992 to 1995, he served as Chief Executive Officer of Cogecom (the holding company, at the time, for most of France Telecom S.A.’s subsidiaries); from 1990 through 1991, he was Chief Executive Officer of Telecom Systèmes Mobiles; from 1987 through 1989, he was Chief Executive Officer of Transpac; and from 1983 through 1987, Mr. Champeaux served as Chief Executive Officer of the Compagnie Auxiliaire des Telecommunications (France Telecom S.A.’s venture capital company). Mr. Champeaux joined France Telecom in 1971 and, until 1983, worked at the CNET, the predecessor of France Telecom Research and Development, where he was successively in charge of research for electronic switching, networks, and finally the Services Division. Mr. Champeaux is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a Knight of the French Ordre National de la Légion d’Honneur and of the French Ordre National du Mérite.

Olivier Barberot, 50, was appointed Senior Executive Vice President of Development and Optimization of Human Competencies in March 2003 under the “Ambition FT 2005” Plan and was named head of Management Networks and Internal Communication in March 2004. After several engineering positions held until 1985, Mr. Barberot was the General Secretary of the Futuroscope in Poitiers from 1985 to 1991, then the General Secretary of the CGI until 1993. From 1993 to 1997, he was the General Secretary of the Université Léonard de Vinci. He was Director of Human Resources and a member of the Executive Committee of the Thomson Group (formerly Thomson Multimedia) between July 1997 and March 2003. Mr. Barberot is a graduate of the Ecole des Mines de Paris.

Marc Fossier, 48, was appointed Senior Vice President, Group Chief Technology Officer in June 2004. He joined France Telecom in 1988 as Head of the Industry Division at the Directorate of Industrial Procurement and International Affairs. From 1991 to 1995, he served as Head of the Chairman and CEO’s Joint Office. From 1996 to 2000, he was in charge of the Public Payphone and Card Services Division. From 2000 to 2004, he was respectively Group Executive Vice President, Head of the Consumer Wireline Services Division, in charge of Public Affairs at the Group level and Senior Vice President, Technologies, Strategic Partnerships and New Usages. Mr Fossier began his career as Special Advisor to the Director General for Industry (Ministry of

Industry) from 1984 to 1986 and as Special Advisor to the French Minister of Education from 1986 to 1988. Mr Fossier is a graduate of the Ecole polytechnique and Ecole des Mines. He is a Knight of the French Ordre National du Mérite.

Michel Combes, 42, was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation in February 2005. He was appointed Senior Vice President of Group Finance and Chief Financial Officer in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in industrial engineering. Michel Combes is Chairman of the Board of Directors of PagesJaunes and Chairman of the Supervisory Board of ASSYSTEM-BRIME. Mr. Combes is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Stéphane Pallez, 45, was appointed Senior Vice President assisting the Senior Executive Vice President in charge of Financial Rebalancing and Value Creation in April 2004. Prior to joining France Telecom, Stéphane Pallez was Head of the Department for European and International Affairs at the Treasury Department of the Ministry of the Economy, Finance and Industry, Chairman of the Club de Paris and Director of the European Investment Bank between 2000 and 2004. During her career at the Treasury Department, she held the position of Deputy in charge of State Holdings between 1998 and 2000 and Deputy Director for Insurance. Between 1991 and 1993, she was a technical advisor on industrial matters to the Cabinet of the Minister of Economy and Finance, successively Pierre Béregovoy then Michel Sapin. Between 1988 and 1990, she was a Substitute Director at the World Bank in Washington D.C. Stéphane Pallez is a graduate of the Institut d’études politiques de Paris (1980) and Ecole nationale d’administration (1984). She is a Knight of the French Ordre National du Mérite.

Didier Quillot, 46, was appointed Senior Vice President for Marketing and Branding Coordination in March 2004. Didier Quillot is also Chairman and Chief Executive Officer of Orange France. He joined France Telecom Mobiles in 1994 as Managing Director of France Telecom Mobile Services (France), formerly Cellway, and became Managing Director of France Telecom Mobile (Itineris) in 1999. He previously worked for the Canal+ Group as Vice-Chairman and Director or Tonna Electronique, the Group’s industrial subsidiary. Didier Quillot is an electronic engineering graduate of INSA in Toulouse and is a graduate in management and international finance of the Institut d’Administration des Entreprises de Paris. Didier Quillot is a Knight of the French Ordre National du Mérite.

Barbara Dalibard, 46, was appointed Executive Vice President of Enterprise Communication Services in April 2004. She had served as Executive Vice President of the Corporate Solutions Division since January 2003. Ms. Dalibard began her career with France Telecom S.A. in 1982, holding various commercial sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole normale supérieure, a qualified maths teacher and a graduate of the Ecole nationale supérieure des Telecommunications.

Olivier Sichel, 37, was appointed Executive Vice President of Home Communication Services in March 2004. In January 2003, he was appointed Executive Vice President in charge of Wanadoo. Mr. Sichel joined France Telecom in 1998 as manager of the distribution network of the Luxembourg agency in Paris and then managed the France Telecom agency in Neuilly-sur-Seine for two years, which covers the northern half of the Hauts de Seine. Since September 2000, he managed Wanadoo’s e-Commerce activities, including the “alapage.com” site for cultural goods and the Marcopoly site for equipment. Mr. Sichel, an Inspector of Finances, is a graduate of ESSEC and the Ecole nationale d’administration.

Sanjiv Ahuja, 48, was appointed Executive Vice President of Personal Communication Services at France Telecom and Chief Executive Officer of Orange S.A in March 2004. He joined Orange in April 2003 as Chief Operating Officer. Before joining Orange, Sanjiv Ahuja was Chief Executive Officer of Comstellar Technologies, a company developing and marketing new communication technologies. He previously held the office as Chairman of Telcordia Technologies (formerly Bellcore), the largest worldwide provider in support and network software systems and consulting and engineering services for the Telecommunications sector. Sanjuv Ahuja is an electrotechnics graduate from the University of Delhi and holds a Masters in Computing from the University of Columbia in New York.

Michel Davancens, 57, was appointed Executive Vice President of Sales and Services France in March 2004. He was appointed to the Executive Committee in January 2003, when he was in charge of Group Management Networks. Mr. Davancens began his career at France Telecom in 1971 at the National Center for Telecommunications Studies prior to joining the General Telecommunications Division in the Programs and Financial Affairs department in 1977. After being assigned to the National Education Ministry in 1980, where he was assistant to the director of scientific and technical information, Mr. Davancens headed operations in Tours. From 1988 to 1991, Mr. Davancens was seconded to the Paris City Hall to head the IT and Telecommunications Division, after which he re-joined France Telecom S.A. as Executive Vice President of Information Systems. After serving as Deputy Corporate Senior Executive Vice President for Ile de France from 1988 to 2002, Mr. Davancens took over as Vice President of Management of Senior Executives and Managers. Mr. Davancens is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications and holds a post-graduate diploma in information technology. He is a Knight of the French Ordre National de la Légion d’Honneur and an Officer of the French Ordre National du Mérite.

Jean-Paul Cottet, 50, was appointed Executive Vice President of the International Division and the TOP Program in April 2004. Mr. Cottet began his career at France Telecom S.A. in 1980, in the Provence Alpes Operational Division in charge of the Transmission Lines department, before becoming Teletel project manager at the regional office in Marseille and then heading the Commercial and Telematics group at the regional office in Marseilles. After serving as project manager in 1985 at the Commissariat Général au Plan (the government’s policy office) and then as technical adviser to the Cabinet of the Ministry of Postal Services and Telecommunications in 1986, Mr. Cottet assumed the reins of the Operational division of Melun in 1988. After heading from 1992 the Professional Marketing and Sales Department then the Professional Accounts division of the Consumer branch, Mr. Cottet held the position of Vice President for Consumer Shareholding in 1995 at the time of the IPO of France Telecom before becoming regional vice-president for Paris (1998-2002). He was appointed Senior Vice President for Communications and External Relations in 2002, then Corporate Senior Vice President of the Information Systems Division and International Division in January 2003. Mr. Cottet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a Knight of the French Ordre National du Mérite.

Jean-Philippe Vanot, 52, was appointed Senior Vice President of Networks, Carriers and IT in March 2004. He was in charge of Networks & Carriers since January 2003. Jean-Philippe Vanot has spent his entire career at France Telecom S.A., having joined the company in 1977 in the National Network Division, and he has a diverse technical and operational background. Regional vice-president in Créteil and then in Bagnolet, Mr. Vanot has occupied several divisional vice president positions at the Networks Branch since 1996 (International Networks Vice President, Longue Distance Networks Vice President and Regional Vice President for Paris). Jean-Philippe Vanot is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a Knight of the French Ordre National du Mérite.

Pascal Viginier, 47, was appointed Senior Vice President of Research and Development in March 2004. Pascal Viginier started his career with France Telecom’s Central Computing Department in 1981. He joined the Group’s Large Accounts Department in charge of commercial relations with the largest companies in 1986 as a commercial engineer. In 1989, he became head of the commercial unit in charge of the services and transports sector. In 1990, he was appointed as Regional Vice President for Narbonne, where he managed all France Telecom’s operational units in the Aude and Pyrénées Orientales regions. He was subsequently transferred to the Information Systems Division in Paris in 1994 and took up a more strategic position as Section Manager for the management and consistency of Information Systems at France Telecom. Since 1998, driving the new strategic policies, he was successively Vice President at CNET, France Telecom R&D and then the R&D Division of France Telecom. Pascal Viginier is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications, as well as the Institut d’Administration des Entreprises. He is an Officer of the French Ordre National du Mérite.

Louis-Pierre Wenes, 56, was appointed Senior Vice President of Sourcing and Performance Improvement in January 2003, which became the Sourcing division in March 2004. Mr. Wenes began his career in 1972 at Matra Automobile, first as production engineer, then as Vice President of Quality Control. He held the post of Industrial Director at Matra Electronique from 1977 to 1981. Mr. Wenes then became Chairman and Chief Executive Officer of Comelin (printed circuits) until 1985. Mr. Wenes was Director of the German subsidiary of Matra Datavision and then Vice President of that company for Europe and eastern European countries, before joining the firm of Coopers and Lybrand in 1989, where he headed the Industry and Logistics division. Mr. Wenes was then appointed Vice President at Gemini Consulting from 1994 to 1996, before being appointed Vice President of A.T.Kearney Paris, a position which he held until now. Mr. Wenes is a graduate of the Ecole centrale de Paris.

Patricia Langrand, 41, was appointed Senior Vice President of Content Aggregation in March 2004. Patricia Langrand started her career with France Telecom in 1988. Up until 1995, she held various strategic management positions in the Financial Division and then the Strategy Division. From 1996 to 1999, she continued her career with the Industrial Strategy Department of the Ministry of the Economy, Finance and Industry, as Assistant Vice President in charge of consumer electronics and audio-visual and subsequently networks and multimedia. She joined the Canal+ Group as Vice President of New Technologies and Technical Vice President of the Group in 1999. In November 2002, she joined Thierry Breton to head his Cabinet. Patricia Langrand is a graduate of Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Bernard Bresson, 55, was appointed Senior Vice President of Human Resources in January 2003. He was appointed Director of Human Resources in May 2000. From January 2003 to April 2004, he also held the position as interim Corporate Senior Vice President of the Development and Optimization of Human Competencies Program. Prior to his current position, Mr. Bresson served as Deputy Executive Director for the South West region beginning in October 1997. From 1996 to 1997, Mr. Bresson served as Assistant Director of France Telecom’s Human Resources Division; from 1988 to 1996, he led the Employment and Compensation Section of the Group’s Human Resources Division; from 1981 to 1988, he served as director of regional operations in Provence Alpes after heading the Financial Affairs and Information Services division of the same regional division. From 1978 to 1981, he worked as director of quality control and management in Lyon. Mr. Bresson joined France Telecom in 1974 at the Operational Division in Annecy, where he was in charge of the Lines and Transmissions Department. He is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a Knight of the French Ordre National de la Légion d’Honneur.

Jean-Yves Larrouturou, 43, has held the position of Senior Vice President, General Secretary of France Telecom since March 2004. He joined France Telecom in May 2003 after 15 years working at the Ministry of the Economy, Finance and Industry. Jean-Yves Larrouturou started his career at the Club de Paris in 1988 and pursued his career in the Financial Markets Section of the Treasury Department in 1990 and subsequently in 1993 as Financial Attaché in Brussels. In 1995, he was placed in charge of the Capital Operations Section and the Sub-Division of State Financing, Banking and Monetary Affairs in 1998. In 2001, he was appointed Communications Director of the Ministry. Jean-Yves Larrouturou is a graduate of the Ecole centrale de Paris, the Institut d’études politiques de Paris, the Ecole nationale d’administration and the Institute for Fiscal and Monetary Policy of Tokyo.

Marc Meyer, 46, was appointed Senior Vice President of External Communications in March 2004. He joined France Telecom in October 2002 as advisor to the Chairman. Mr. Meyer began his career in 1984 as parliamentary attaché to the French National Assembly, and he has also worked in communications and marketing at Bull. From March 1997 to February 2000, Mr. Meyer was Vice President in charge of communications at the Thomson group. He has been a member of the executive committee of Thomson Multimedia and Vice President in charge of Communications and entrepreneurial relations since February 2000. Mr. Meyer is a graduate of the Université Paris Sorbonne.

6.3 CORPORATE GOVERNANCE

France Telecom S.A. follows the principles of corporate governance for listed companies set forth in the French Medef/AFEP report of October 2003 and, in particular, the key principles of corporate governance that define:

■	the responsibility and integrity of executives and directors;

■	the independence of the board of directors;

■	the transparency and dissemination of information; and

■	respect for the rights of shareholders.

Within its unique legal framework, France Telecom has endeavored to implement the recommendations of this report, notably through the board of directors’ adoption of internal guidelines during its meeting held on July 17, 2003, which set forth the guiding principles relating to its operation and the terms for performing its duties.

Pursuant to the provisions of Article L.225-237 of the French Commercial Code, the Chairman of the board of directors must indicate in a report annexed to the board’s management report the conditions under which the board of directors prepares and organizes its work and the internal control procedures implemented by the Company. This report is annexed to this Form 20-F. In addition, it is available on France Telecom’s website (www.francetelecom.com, under the heading corporate “responsibility/governance”). It will be mailed upon request by contacting France Telecom’s registered office.

6.3.1 COMMITTEES OF THE BOARD OF DIRECTORS

Pursuant to the guidelines set out in the Medef/AFEP Report, the board of directors created the following four specialized committees:

	Year Created		Chairman	Members
Audit Committee	1997		Bernard Dufau(1)	Denis Samuel-Lajeunesse Jacques de Larosière Stéphane Richard(1)
Compensation, Selection and Organization Committee	2003	(2)	Marcel Roulet(1)	Arnaud Lagardère(1) Henri Serres
Strategy Committee	2003		Didier Lombard	Pierre-Mathieu Duhamel Jean-Pierre Jouyet Henri Martre(1) Jean Simonin
Policy Committee	2003		Didier Lombard	Alain Baron René Bernardi Jean-Michel Gaveau
(1)	Independent director as defined by the Medef/AFEP Report.

(2)	The Compensation, Selection and Organization Committee replaced the Compensation Committee created in 1997.

The board of directors has adopted internal guidelines for each of these committees.

Audit Committee

Duties of the Audit Committee

The audit committee performs the following duties on behalf of the board of directors:

■	review drafts of corporate and consolidated annual and half-year financial statements, as well as the drafts of management reports and reports on activity levels and results;

■	ensure compliance with accounting rules adopted for the preparation of the corporate and consolidated financial statements;

■	verify that internal information gathering and control procedures are properly applied;

■	ensure the quality and relevance of information disclosed to shareholders;

■	organize the procedure for selecting France Telecom’s statutory auditors and provide a recommendation to the board of directors regarding the choice of statutory auditors and their terms of compensation;

■	study on a yearly basis the respective working plans of the statutory auditors and the internal auditors and examine the internal audit report for the previous year and the list of duties for the current year;

■	examine on a yearly basis the management report on the Group’s exposure to risks, particularly financial and litigation risks, and material off-balance sheet commitments.

Audit Committee Independence

Pursuant to the internal rules of the Audit Committee, the Chairman of the Audit Committee is chosen by the board of directors, among the independent members, as defined by the Medef/AFEP Report, and the Chairman of the board of directors may not be a member of the Committee.

The Audit Committee is comprised of two independent directors, as defined by the Medef/AFEP Report, and two directors appointed by the French State.

The Audit Committee shall meet as often as is deemed necessary and shall address all questions within the scope of its powers. The Audit Committee may request all documents and information necessary to fulfill its duties and ensure the realization of all internal and external audits. The Audit Committee may meet with the statutory auditors without the presence of executives when examining the draft annual and half-year accounts. All accounting and audit irregularities shall be brought to the attention of the Audit Committee.

Financial Expert

In addition to the requirement that all members of the Audit Committee have an understanding of financial and accounting matters, the Audit Committee must also include among its members at least one person who qualifies as a “financial expert”, having served in a position equivalent to financial director, director of accounting, or auditor in a company comparable to France Telecom.

At its meeting held on December 3, 2003, the board of directors recorded that the Audit Committee included at least one financial expert, Mr. Stéphane Richard.

Activity during 2004

The Audit Committee met 15 times in 2004. The Audit Committee met regularly with the Company’s executive officers and the principal managers of the Group Finance Department, as well as the internal audit and risk control director and the statutory auditors, in order to examine their action plans and the work that had been accomplished.

The Audit Committee notably examined the following issues in 2004:

■	budgets for 2004 and the second half of 2004;

■	corporate and consolidated accounts for 2003 and management report;

■	report on the board of directors’ activities and internal control for the 2003 financial year;

■	report on the accounts closing by the statutory auditors;

■	distribution to the shareholders in relation to the 2003 financial year;

■	half-yearly accounts;

■	revenues and main results for the first and third quarters of 2004;

■	reconciliation between the accounts based on U.S. GAAP and French GAAP for the annual and half-year accounts and the Form 20-F;

■	review of off-balance sheet commitments and litigation;

■	work schedule for the internal audit for 2004;

■	update on the progress, key options and foreseeable impact of the IFRS accounting standards and the project launched to apply the Sarbanes-Oxley Act;

■	planned offers relating to the repurchase of minority interests in Orange and Wanadoo;

■	planned disposals (Orange Denmark, cable network) and transactions with France Telecom’s minority partners in BITCO (Thailand) and TP SA (Poland, with the partner Kulczyk Holding); and

■	update on proceedings and investigations by the European Commission.

Compensation, Selection and Organization Committee

The duties of the Compensation, Selection and Organization Committee include submitting recommendations to the board of directors relating to the appointment of the board members, the Chairman of the board, and members of the board’s committees. The Chairman of the board informs the Compensation, Selection and Organization Committee of all appointments to the Group’s Executive Committee.

In addition, the Compensation, Selection and Organization Committee proposes to the Board of Directors the amount of directors’ fees to be submitted to the shareholders’ meeting for approval, and the method for dividing such compensation among the members of the board.

The Compensation, Selection and Organization Committee also submits proposals to the Board of Directors relating to compensation levels for company officers and, at the Chairman of the Board’s request, may be consulted for advice on the methods used to determine the compensation of the members of the Executive Committee.

The Compensation, Selection and Organization Committee makes proposals for improving the functioning of the board of directors and for the regular updating of its internal guidelines (see “Item 6.1.1 Board of Directors”).

The Compensation, Selection and Organization Committee met six times in 2004. It examined the established objectives and arrangements for calculating the variable component of the Chairman’s compensation for each relevant half-year, identified the independent directors and examined the Group’s new organization at the end of March and the appointment of the new members of the Executive Committee.

Strategy Committee

The Strategy Committee is consulted on projects related to the Group’s development, changes in industrial partnerships and proposed strategic alliances. The Strategy Committee reviews projects for strategic agreements, technology and industrial alliances and cooperation, and material acquisitions and disposals of assets. The Strategy Committee met twice in 2004 to review the action to be taken following France Telecom’s successful public offer for Wanadoo as well as the disposal of Orange A/S (Orange Denmark) to TeliaSonera AB.

Policy Committee

The duties of the Policy Committee, which is composed of the directors elected by and representing the employees, and headed by the Chairman of the board, include evaluating the company’s major economic, employment and technological policies. In particular, the committee reviews the impact of regulatory changes on the company’s strategy.

Following the modification of the by-laws with respect to the composition of the board of directors resulting from the transfer by the French State of the majority of France Telecom’s share capital to the private sector and the election of directors by and representing the employees in November 2004, insofar as the provisions of the French law of July 26, 1983 relating to the democratization of the public sector no longer apply to France Telecom, the Compensation, Selection and Organization Committee proposed to the board of directors on December 13, 2004 the amendment of Article 3 of the Policy Committee’s internal guidelines in order to stipulate that the latter “is composed of directors elected by and representing the employees and any other individual invited to participate by its Chairman”. The board of directors accepted this proposal.

The Policy Committee met eight times in 2004. It examined certain information issues relating to the budget for 2004, the corporate and consolidated accounts for 2003, the employment report for 2003, the amended by-laws submitted for approval at the shareholders’ meeting, the Group’s new organization (end of March), the half-year accounts, the IFRS accounting standards and other strategic operations or issues (offers relating to Orange and Wanadoo, the disposal of Orange Denmark, strategic actions relating to the Voice over Internet Protocol and “unlimited calling” offers).

When the Chairman of the board of directors cannot attend the meetings of the Policy Committee, it is headed by Olivier Barberot, Executive Director, Development and Optimization of Human Competencies Program.

6.3.2 GOVERNMENTAL AND PARLIAMENTARY OVERSIGHT

Until the adoption of French law no. 2003-1365 of December 31, 2003 and decree no. 2004-387 of May 3, 2004, the French State was required to hold, directly or indirectly, more than half of the share capital of France Telecom S.A. In this context, France Telecom S.A. was subject to various State control procedures. Moreover, France Telecom S.A.’s auditors were appointed by Government decree and the composition of the board of directors was determined by specific rules (see section 6.1.1 “Board of Directors”).

Following the transfer by the French State of 10.85% of the share capital of France Telecom S.A. on September 7, 2004, these specific procedures no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the board of directors must still include representatives of the French State pro rata to the number of France Telecom shares held by the State. In addition, the French State, in its capacity as principal shareholder, has in practice (given the low level of participation in shareholders’ meetings and the absence of other significant shareholding blocks) the power to determine the outcome of the shareholders’ vote for the election of directors and, more generally, for any issue put to a vote at a shareholders’ meeting.

6.3.3 SIGNIFICANT DIFFERENCES BETWEEN FRANCE TELECOM’S CORPORATE GOVERNANCE PRACTICES AND THE NEW YORK STOCK EXCHANGE STANDARDS APPLYING TO U.S. COMPANIES

France Telecom has endeavored to take into account the New York Stock Exchange corporate governance standards.

However, as a non-US company, France Telecom is not obliged to comply with the majority of these rules and may choose to follow rules applicable in France.

The table below discloses the significant ways in which France Telecom`s corporate governance practices differ from those required for U.S. companies.

NYSE Standards	Corporate Governance Practices of France Telecom
Board Independence

France Telecom has chosen to follow the criteria for independence used in France in the Rapport Medef/AFEP (October 2003). The Rapport Medef/AFEP criteria provide that one-third of board members should be “independent”. According to these criteria, five members (out of the total of 15 current board members) are independent.

France Telecom has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria of independence as provided in the Rapport Medef/AFEP are set forth in “Item 6.1.3 – Independent Directors”.

Executive Sessions/ Communications with the Presiding Director or Non-Management Directors

French law does not require (and France Telecom does not provide for) non-management directors to meet regularly without management and nothing requires non-management directors to meet alone in an executive session at least once a year. However, if the directors decide to meet in such session, they may do so.

French law does not mandate (and France Telecom does not provide for) a method for interested parties to communicate with the presiding director or non-management directors.

Nominating/ Corporate Governance/ Compensation Committee

France Telecom has a combined Nominating/ Corporate Governance/ Compensation Committee which is called the Compensation, Selection and Organization Committee and consists of three directors.

These committees meet the recommendations of the Rapport Medef/AFEP, but differ from those of the NYSE in relation to the independence of members, given that the definitions are not the same. In terms of internal mechanics, while the committees have written Charters, they do not comply with all the requirements of the NYSE.

Audit Committee

France Telecom`s Audit Committee meets the criteria of the Rapport Medef/AFEP, requiring two-thirds of its members to be independent.

France Telecom includes two representatives of the French government who do not meet the definition of independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, as permitted by Rule 10A-3(b)(1)(iv)(E) relating to foreign government representatives.

France Telecom’s audit committee is responsible for organizing the procedure for selecting the statutory auditors. It makes a recommendation to the board of directors regarding their choice and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by the shareholders meeting.

According to its Charter, France Telecom`s Audit Committee has the authority to engage advisors and determine appropriate funding for payment of compensation to an accounting firm for an audit or other service.

France Telecom intends to comply with all other applicable requirements by July 31, 2005.

Equity Compensation Plans	Under French law, France Telecom must obtain shareholder approval at a general meeting of shareholders in order to adopt an equity compensation plan.

Adoption and disclosure of corporate governance guidelines

France Telecom has adopted corporate governance guidelines (règlement intérieur, available on its website at www.francetelecom.com) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	France Telecom has adopted a code of conduct (Charte de déontologie) to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

6.3.4 AGREEMENTS WITH CERTAIN RELATED PARTIES

Four agreements subject to the prior authorization of the board of directors pursuant to Article L. 225-38 of the French Commercial Code were entered into during the financial year ended December 31, 2004.

In addition, the agreement entered into prior to January 1, 2000 with the French government, which provides for France Telecom S.A. to make available certain members of its personnel to certain ministries and to the office of the President of the Republic, is no longer considered as an agreement requiring prior authorization in view of the changes to its features and the fact that its status is as an ordinary course agreement.

Moreover, due to the absorption of its subsidiary Wanadoo on September 1, 2004, France Telecom S.A. took over the agreements entered into by Wanadoo during the financial year 2004 and preceding financial years that require prior authorization.

6.4 COMPENSATION OF DIRECTORS AND OFFICERS

6.4.1 COMPENSATION AND BENEFITS OF DIRECTORS AND OFFICERS

The aggregate amount of compensation, all benefits and fees of any kind, excluding employer charges, paid by France Telecom S.A. and the companies that it controls, as defined by Article L.233-16 of the French Commercial Code, for the financial year ended December 31, 2004 to persons who are, at December 31, 2004, or who were, during the year ended December 31, 2004, members of the board of directors or the Executive Committee of France Telecom S.A. (45 individuals in all) was €12,205,997. The corresponding amount paid in employer charges by France Telecom S.A. for the financial year 2004 was €5,421,993.

The aggregate amount of total compensation and benefits of any kind paid to each director was as follows:

	Compensation and other benefits paid by France Telecom S.A. (Gross amounts in Euros excluding employer charges) (employer charges)
Directors of France Telecom S.A.	Basic			Variable		Incentive		Benefits in kind		Fees
	2004	2003		2004	2003	2004	2003	2004	2003	2004	2003
Marcel Roulet	–	–		–	–	–	–	–	–	38,000	0

Bernard Dufau	–	–		–	–	–	–	–	–	42,000	0

Arnaud Lagardère	–	–		–	–	–	–	–	–	23,000	0

Henri Martre	–	–		–	–	–	–	–	–	26,500	0

Stéphane Richard	–	–		–	–	–	–	–	–	34,500	0

Jean Simonin	–	15,863 (5,144	(1) )	–	–	–	–	–	–	29,000	0

Pierre-Mathieu Duhamel	–	–		–	–	–	–	–	–	–	–

Jean-Pierre Jouyet	–	–		–	–	–	–	–	–	–	–

Jacques de Larosière	–	–		–	–	–	–	–	–	–	–

Denis Samuel-Lajeunesse	–	–		–	–	–	–	–	–	–	–

Henri Serres	–	–		–	–	–	–	–	–	–	–

Alain Baron	26,117	30,107		–	–	1,207	–	114	45	–	–
	(12,809)	(14,800)		–	–	–	–	–	–	–	–

René Bernardi (2)	4,420 (2)	–		–	–	–	–	35	–	–	–
	(1,534)	–		–	–	–	–	–	–	–	–

Jean Michel Gaveau	21,029	24,148		–	–	1,006	679	114	45	–	–
	(10,290)	(11,961)		–	–	–	–	–	–	–	–
(1)	For the period from January 1 to March 31, 2003, the date on which Mr. Simonin retired.

(2)	As of the date he took office, i.e., November 25 to December 31, 2004.

The directors did not receive any compensation or benefits from controlled companies in 2003 or 2004, except for Mr. Marcel Roulet who received €15,000 from PagesJaunes Group in 2004 (€5,000 in 2003) as board observer of the company.

The gross aggregate amount of compensation and all benefits paid during the 2004 financial year to all former directors whose office terminated in 2004 or 2005 is as follows:

	Compensation and other benefits paid by France Telecom S.A. (Gross amounts in Euros excluding employer charges) (employer charges)
Former Directors of France Telecom S.A.	Basic		Variable			Incentive		Benefits in kind		Fees
	2004	2003	2004		2003	2004	2003	2004	2003	2004	2003
Thierry Breton	900,000 (378,247)	900,000 (355,781)	517,100		437,250	–	–	5,191	10,124	–	–

Yannick d’Escatha	–	–	–		–	–	–	–	–	–	–

Jean-Jacques Gagnepain	–	–	–		–	–	–	–	–	–	–

Monique Biot	18,182 (1)	26,073	–		–	1,071	1,018	81	45	–	–
	(9,265)	(13,364)	–		–	–	–	–	–	–	–

Michel Bonneau	21,028 (1)	29,836	1,004		2,850	1,272	777	229	240	–	–
	(10,320)	(14,677)	–		–	–	–	–	–	–	–

Michèle Brisson-Autret	37,920 (1)	53,427	6,343		9,271	1,863	1,111	229	240	–	–
	(16,234)	(23,514)	–		–	–	–	–	–	–	–

Jean-Claude Desrayaud	27,048 (1)	52,892	16,581	(2)	14,645	1,939	0	229	240	–	–
	(11,704)	(21,391)	–		–	–	–	–	–	–	–

Sandrine Le Roy	23,659 (1)	18,885	1,020		1,480	1,306	866	81	27	–	–
	(6,972)	(10,703)	–		–	–	–	–	–	–	–
(1)	For the period from January 1 to September 7, 2004, date of end of term of office following transfer of the Company to private sector.

(2)	Including €12,442 end-of-career retirement bonus.

Pursuant to a decision of the shareholders’ meeting of France Telecom S.A. held on May 27, 2003, whereby the amount of attendance fees to be allocated to board members was fixed at €250,000 per year, the board of directors of February 11, 2004, after consulting the Compensation, Selection and Organization Committee, decided to set the amount of fees to be allocated to the directors elected by the shareholders’ meeting for the year 2003 at €193,000. These fees were paid in February 2004.

The board of directors of January 26, 2005 decided to set the amount of fees to be allocated to the directors elected by the shareholders’ meeting for the year 2004 at € 210,500. These fees were paid in February 2005.

According to the distribution rules relating to directors’ fees deliberated upon by the Board meeting of April 2, 2003, directors shall receive a fixed amount of €10,000 per year and a variable amount based on attendance at board and committee meetings and duties performed within such committees.

Mr. Thierry Breton has waived his right to receive these fees.

Directors representing the French State or employees do not receive any compensation for their office or in respect of their participation in board committees. They are only reimbursed for expenses associated with their membership on the board of directors and its committees.

As at December 31, 2004, the provision set aside in the accounts in relation with the total amount of the retirement commitments (contractual retirement indemnity and additional defined benefits retirement pension) for the benefit of the members of the executive committee was €16,431,266.

The contracts of certain executive officers (Messrs. Michel Combes, Jacques Champeaux, Marc Meyer, Louis-Pierre Wenes, Olivier Barberot and Ms. Stéphane Pallez) provide for a severance package equal to a maximum of 15 months’ total gross salary, with an additional maximum six months’ notice i.e., a maximum of 21 months’ total gross salary, or the possibility of early retirement.

No director or executive officer received a signing bonus in 2004.

In 2004, the executive officers were eligible for a variable compensation component, the target amount of which was 50% of the base salary, as follows:

■	one-third was linked to a financial objective, referred to as Group Solidarity, calculated for the consolidated France Telecom Group constituting the weighted average of revenues (35%), operating income (30%) and the TOP indicator “operating result before depreciation of tangible and intangible assets excluding licenses and improvement of working capital requirements” (35%);

■	one-third was linked to a financial objective, referred to as Group Responsibility, calculated at the level of executive officer responsibility; and

■	one-third was linked to individually-established objectives.

The first two parts of this variable compensation may result, if targets are exceeded, in an increase in an amount reaching a maximum of 66.6% of the basic salary.

Pursuant to the decisions of the board of directors, Mr. Thierry Breton received a gross annual income of €900 000. Mr. Breton was also eligible for variable compensation, the target amount of which was 50% of his base salary, based entirely on the achievement of certain financial objectives, described above, calculated at the consolidated level for the France Telecom Group, which (if certain targets were exceeded) could reach a maximum of 66.6% of his basic salary.

The Compensation, Selection and Organization Committee shall consider and propose every six months to the board of directors the parameters for calculating the variable compensation of the Chairman and Chief Executive Officer for the following six-month period, and shall propose the amount of the variable compensation for the past six-month period based directly on France Telecom’s financial results.

Pursuant to a decision of the Board of directors, Mr. Thierry Breton is entitled to a defined benefits retirement plan (promesse de retraite à prestation définie) or any other solution providing the same guarantees, the terms of which shall be proposed by the Compensation Committee. This retirement pension shall be paid to him when his other retirement plans are paid out but not before age 60.

Mr. Thierry Breton was also covered by the France Telecom Group’s supplemental insurance policy (regime de prévoyance complémentaire). He had a company car and was able to call upon the services of legal consulting firms within the scope of his position. He was granted a telephone line package. In 2004, the total value of all these benefits in kind amounted to €5,191.

Mr. Thierry Breton was not granted any stock subscription and/or purchase options since his appointment as Chairman of France Telecom.

Mr. Thierry Breton did not receive any compensation upon termination of employment in February 2005.

At their meeting on March 7, 2005, the board of directors decided that the terms of the compensation to be received by Mr. Didier Lombard as from the day of his appointment as Chairman and Chief Executive Officer are equivalent to those of Mr. Thierry Breton (see Exhibit 4.1).

6.4.2 SHARE OWNERSHIP BY DIRECTORS AND OFFICERS

In accordance with the French Commercial Code and the bylaws of France Telecom S.A., the members of the board of directors of France Telecom S.A. (including its Chairman) elected by the shareholders’ meeting and those representing the employees shall each hold at least one France Telecom S.A. share.

The combined ordinary and extraordinary shareholders’ meeting held on September 1, 2004 authorized the board of directors to grant stock options to members of staff or executive officers (mandataires sociaux) (within the meaning of Article L. 225-185 of the French Commercial Code) giving right to subscribe for or acquire shares of France Telecom S.A. See “Item 10.2 Share capital authorized and not issued and securities giving rights to capital”.

As at the date of this Form 20-F, France Telecom S.A. has not used this authorization. However, certain members of the Executive committee hold a number of options granted by Wanadoo before its merger with France Telecom S.A. As a result of the merger which was completed on September 1, 2004, these options now give rights to shares of France Telecom S.A. A similar situation exists with respect to options granted by Orange. See “Item 6.5.4 Stock options”.

As at January 31, 2005, to France Telecom’s knowledge, the directors and executive officers of France Telecom S.A. held a total of 172,298 shares, representing less than 0.01% of the capital of France Telecom S.A. As at April 30, 2005, to France Telecom’s knowledge, none of the directors and executive officers held individually 1% or more of the shares of France Telecom S.A.

6.4.3 LOANS AND GUARANTEES GRANTED TO DIRECTORS AND OFFICERS

No loan or guarantee has been granted by a company in the Group to the members of the board of directors or executive officers.

6.5 EMPLOYEES

6.5.1 HUMAN RESOURCES

Personnel trends

At December 31, 2004, the France Telecom group employed 206,524 persons worldwide (218,523 persons at December 31, 2003 and 243,573 persons at December 31, 2002).

The headcount at December 31, 2004, 2003, and 2002 is broken down as follows:

Number of employees at December 31,
	2004			2003			2002
	France	International	Total	France	International	Total	France	International	Total
Orange	7,810	25,160	32,970	7,613	24,876	32,489	7,915	24,487	32,402

Wanadoo	4,602	1,455	6,057	4,467	1,984	6,451	4,610	2,598	7,208

Fixed Line, Distribution, Networks, Large Customers And Operators	112,390	2,014	114,404	117,741	2,052	119,793	129,037	2,664	131,701

Equant		9,385	9,385		9,547	9,547		11,112	11,112

TP Group		36,333	36,333		42,155	42,155		47,981	47,981

Other International	71	7,304	7,375	76	8,012	8,088	104	13,065	13,169

Total	124,873	81,651	206,524	129,897	88,626	218,523	141,666	101,907	243,573

Including short-term contracts			3,145			1,883			5,588

In 2004, the number of staff fell by 11,999 employees. This reduction is broken down as follows:

-	6,975 from international subsidiaries;

-	5,024 in France, primarily due to early retirements, retirements and transfers of civil servants to public services.

Established in 2003, the Group’s Redeployment Committee (comprised of senior managers) continued to exercise a very tight control over outside recruitments in France during 2004. Compared to 2003, the Committee approved nearly twice the number of outside recruitments, i.e.: 2,213 outside recruitments at the end of 2004, principally in the fields of customer relations and innovation. Such recruitments include, in particular, more than 400 employees hired for part-time work in connection with the opening of new shops and with the setting up of a work management to increase the business hours available to receive the customers.

Since the start of the early retirement scheme (congés de fin de carrière) in 1996, more than 30,200 persons (including 4,200 in 2004) have left under that scheme.

Following the decision to create a Home Customers Services Division within the Group, the subsidiaries Wanadoo S.A. and Wanadoo France were merged within France Telecom S.A. on September 1, 2004, which gave rise to the execution of an adaptation agreement designed to outline the terms and conditions under which 800 relevant employees would be integrated within France Telecom S.A.

The subsidiary Cofratel was merged within France Telecom S.A. during the first half of 2004.

In 2004, the policy of actively transferring civil servants to public services continued. In addition, on-going support measures and increased resources were implemented above the levels of 2003. Five decrees facilitating transfers of France Telecom’s personnel to public services were published in September and October 2004, the impact of which will most likely be felt in 2005. More than 900 transfers were made in 2004.

The main change in the perimeter of the Group that occurred during 2004 relates to the withdrawal of Orange Denmark.

Abroad, the various Group companies adapted their headcount to meet their market requirements:

■	TP Group reduced its headcount in Poland by approximately 5,800 employees, as scheduled;

■	Equant reduced its headcount by approximately 160 employees in the various countries in which the company operates;

■	Orange (excluding France) increased its overall headcount by approximately 280 employees. Employee numbers have increased in Romania, Slovakia and in Cameroon, and have decreased in Switzerland and Belgium. Orange Denmark has left the Group following the disposal of Orange A/S,

■	Wanadoo (excluding France) has decreased its headcount by approximately 500 employees, particularly in Spain.

Optimization of the Group’s structure will continue at an international level, in particular by pooling and making better use of the support functions in the various companies.

Training, activities and skills

A “single training bank” was set up in 2003, the main aim of which is to optimize the resources allocated to training and development of the skills needed to boost the professionalism and qualification of employees. This training bank matches requests made by training representatives to what the Group’s in-house trainers can offer in France. When the resources are not available in-house, the training bank, together with the purchasing department, references the best outside training services for the Group in France.

The resources allocated in this manner are handled through the training services internalization committee which is one of the training bank’s tools. Thus in 2004, within the perimeter of France Telecom S.A. and French unlisted subsidiaries, more than 40% of training courses on new major projects were dealt with in-house. With regard to outside purchasing, suppliers are referenced through a Reference Committee acting in conjunction with the Purchasing Department. In 2004, all referencing will have been reviewed, on each occasion, and extended to the wider Group.

In order to compile the appropriate information with which to control jobs and skills, the guide to the Group’s businesses (initially compiled and circulated in 2003 in the French entities) was supplemented in 2004 by a job table at Group level. Implementation of that table within the various companies began in July 2004 and should be completed in March 2005. At the end of December 2004, 98% of employees within the France and 83% of employees worldwide were codified under “Group jobs”.

The following table shows the distribution of Group employees in France by the nature of employment as of December 31, 2004:

%
Commercial	45
Innovation and Outlook	3
Management and Support	15
Multimedia production	1
Technical Information	8
Technical Networks	26
Other areas	2

Total	100

Skills bunchs have been defined since September 2004, in particular in connection with sales, R&D, information technology and networks. Their purpose is to offer and develop programs aimed at optimising and adapting skills relating to the transformation of the business model in the relevant field.

The aims of the skills forums, available group-wide, are to pool good practices and accelerate the implementation of operational actions.

The purpose of the skills forum for sales, the pilot for this new measure, is to reinforce the dynamism of this type of skills by using overt examples meant to demonstrate the importance that the company places on providing support for its shop sales activity and on customer service via the telephone.

Labor policy

The table below details the breakdown by socio-professional category of the Group’s employees in France at December 31, 2004:

%
Managers	20
Middle Managers	14
Supervisors	18
Employees and Technicians	48

Total	100

In order to expand and consolidate an earnings culture, France Telecom rewards the individual responsibility and the performance of its employees through a competitive compensation plan. This program must enable the Group to reward employees who have put a great deal of work into achieving targets necessary for the Group to succeed, especially those who combine skills essential to the company with a high level of performance.

Managers (who play a major role in mobilizing their teams) receive variable compensation based on the results of the Group’s major programs (“TOP” and “TOP Line”).

Labor-management negotiations have resulted in the following agreements:

■	Wage agreement dated February 16, 2004 (France Telecom S.A. perimeter), signed by the CFDT, the CFTC and FO (all French labor confederations).

■	The agreement covering the establishment of the European Group Committee was signed on April 14, 2004 (Group perimeter) by the CFDT, the CFTC, the CFE-CGC, the CGT, FO and SUD, as well as by all fifteen representatives authorized by the Group’s European subsidiaries. It aims to institute labor-management discussions at a European level since the Group employs a staff of 60,000 in Europe, excluding France.

■	The amendment to the profit sharing agreement dated April 23, 2004 (France Telecom S.A. perimeter) signed by the CFDT, the CFTC, the CFE-CGC and FO.

■	The agreement relating to professional equality between men and women dated April 28, 2004 (France Telecom S.A. perimeter) signed by the CFDT, the CFTC, the CGT, FO and SUD. This agreement affirms the intention to promote professional equality between men and women, in particular in connection with job and training accessibility, career prospects and work management.

■	The agreement relating to the setting up and operation of the Employees’ Representative Bodies dated July 13, 2004 (France Telecom S.A. perimeter) signed by the CFTC, the CFE-CGC, the CGT and FO. This agreement illustrates the intention of labor-management to set up fully functional employee representative bodies similar to those in other French companies and to encourage dynamic labor-management discussions at all levels of the company.

■	The agreement relating to labor union rights and resources and the execution of labor laws dated July 13, 2004 (France Telecom S.A. perimeter) signed by the CFDT, the CFTC, the CFE-CGC and FO. This agreement provides the labor unions with the rights and resources to maintain and enhance labor-management discussions and reaffirms that the representative labor unions at company level are management’s most appropriate contacts.

6.5.2 INCENTIVE AND PROFIT-SHARING AGREEMENTS

Incentive Payments

France Telecom S.A. has entered into five incentive payment plans with its employees since 1992. The incentive payment plan covering the years 2003, 2004 and 2005 provides for an incentive payment if the annual Operating Performance Indicator (“IPO”) target is reached. The IPO is a country-wide indicator that measures the collective contribution to France Telecom’s operating performance through increases in revenues, reductions in expenses, optimization of investments and improvements in working capital. An incentive payment is made if the customer service quality indicators are reached and if the IPO target is exceeded.

The incentive payment plan is a single, country-wide agreement applicable to all employees of France Telecom S.A.

The following table sets forth the total incentive amounts under this plan over the past five years.

	Financial Year
(in millions of Euros)	2004		2003	2002	2001	2000
Incentive payments by France Telecom S.A.	147	*	149	113	102	95

*	Preliminary amount corresponding to the reserve made in the accounts at December 31, 2004.

Profit-sharing

France Telecom entered into a group profit-sharing agreement on November 19, 1997 with four of its unions (CFDT, CFTS, CGC and FO). The agreement applies to employees of France Telecom S.A. and of its majority-held French subsidiaries.

The special profit-sharing reserve of the Group is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a special formula (an exemption amendment was signed on June 29, 2001). It is based on the operating income less interest expenses of each relevant subsidiary. The special reserve is distributed to eligible employees, with 20% of the amount based on employment and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in France Telecom S.A.’s group savings plan and are not available for five years.

The following table shows the total profit-sharing amounts distributed by the Group under this plan over the past five years.

	Financial Year
(in millions of €s)	2004	2003	2002	2001	2000
Special profit-sharing reserve distributed Group-wide	264	115	100	122	145

6.5.3 GROUP SAVINGS PLAN

Following the French State’s disposal of 267.7 million existing shares in France Telecom, representing 10.85% of the share capital, on September 7, 2004 through private placement to qualified investors in France and institutional investors outside of France, in accordance with Article 11 of the French law no. 86-912 of August 6, 1986 relating to privatizations, the French State launched an offer reserved for employees and former employees of France Telecom S.A. and its subsidiaries in which France Telecom holds directly or indirectly more than 50% of the share capital, and agents and former agents encompassed by Article 32-1 of the French law no. 90-568 of July 2, 1990. This offer was of 29.7 million shares representing 10% of the total shares sold (including shares offered to employees and former employee of France Telecom and its subsidiaries as set forth above).

The terms of the operation were ratified by a ministerial order issued by the Minister of the Economy, Finance and Industry dated September 3, 2004. A prospectus, certified by the AMF on November 15, 2004 under number 04-895, related to the offer. The shares were offered at a per share price of €15.24, corresponding to 80% of the sale price for France Telecom shares sold by the State in the private placement (i.e., €19.05 per share).

The subscription period was open from December 1 to 13, 2004 (inclusive). Following this subscription period, 28.6 million shares were purchased, of which 16.2 million were invested in the Group Savings Plan and 12.4 million in share accounts other than the Group Savings Plan. The payment and delivery of these shares took place on January 20, 2005.

6.5.4 STOCK OPTIONS

The combined ordinary and extraordinary shareholders’ meeting held on September 1, 2004 authorized the board of directors to grant stock options for new and/or existing shares to members of staff or executive officers (mandataires sociaux) (within the meaning of Article L. 225-185 of the French Commercial Code) until November 1, 2007. See section 3.2.3 “Share capital authorized and not issued and securities issued giving rights to capital”.

As at the date of this Form 20-F, France Telecom S.A. has not exercised this authorization.

However, certain employees of the France Telecom Group have benefited from stock subscription and/or purchase options granted by some listed subsidiaries of France Telecom (Orange S.A., Wanadoo S.A., Equant N.V. and Mobistar S.A.) The various stock option plans of the subsidiaries of France Telecom are set forth in Note 23 of the Notes to the Consolidated Financial Statements as at December 31, 2004.

With regards to options granted by Orange and Wanadoo, following France Telecom’s repurchase of securities held by minority shareholders and the delisting of the shares of these two companies, the options have either been coupled with a liquidity contract in the case of Orange or assumed by France Telecom in the case of Wanadoo.

Assumption of Wanadoo stock options

Within the framework of the mixed public offer relating to Wanadoo shares that was authorized by the Autorité des marchés financiers on March 9, 2004, France Telecom S.A. undertook to ensure the liquidity of shares resulting from the exercise of the share subscription options of Wanadoo that were not contributed to the offer, according to a Wanadoo share valuation mechanism based on the exchange ratio for the offer (seven France Telecom shares for 18 Wanadoo shares).

This undertaking, which was effective as of the closing of the offer on April 19, 2004, resulted, upon the merger of Wanadoo S.A. and France Telecom S.A. on September 1, 2004, in the assumption by France Telecom S.A. of Wanadoo’s commitments to holders of share options at a ratio of of seven France Telecom shares for 18 Wanadoo shares, subject to any additional adjustments that may occur following future financial operations. As at December 31, 2004, 10,285,794 options were outstanding with a weighted average exercise price of €19.71.

Key dates of the Wanadoo option plans assumed by France Telecom

Option plans granted by Wanadoo	Plan 2000	Plan March 2001 (UK)		Plan April 2001	Plans November 2001		Plans June 2002		Plans November 2002		Plan 2003		TOTAL
Date of the shareholders’ meeting authorizing the plan	06/22/2000	06/22/2000		06/22/2000	06/22/2000		06/22/2000		06/22/2000		06/22/2000

Date of the board meeting granting the options	07/18/2000	03/21/2001		04/02/2001	11/26/2001		06/04/2002		11/26/2002		11/26/2003

Total number of options granted (1)	1,655,954	2,178,683		4,322,611	691,129		3,808,015		434,467		2,099,893		15,190,752

1st possible exercise date	07/18/2005	09/21/2001	(2)	04/02/2004	06/26/2003	(3)	06/04/2004	(4)	11/26/2004	(5)	11/26/2006

Term	07/18/2010	03/21/2011		04/02/2011	11/26/2011		06/04/2012		11/26/2012		11/26/2013

Exercise price (1)	48.86	€15.74		€15.43	€15.43		€13.89		€13.89		€16.66	€

Total number of options exercised as at 12/31/2004(1)	0	738,055		741,778	179,413		149,965		16,305		0		1,825,516

Total number of options cancelled as at 12/31/2004 (1)	254,289	1,432,303		504,529	249,867		516,767		78,524		43,163		3,079,442

Total number of outstanding options as at 12/31/2004 (1)	1,401,665	8,325		3,076,304	261,849		3,141,283		339,638		2,056,730		10,285,794
(1)	After conversion to France Telecom options, based on the 7/18 ratio exchange.

(2)	10% of the options became exercisable as at September 21, 2001, 10% as at March 21, 2002, 40% as at March 21, 2003 and 40% as at March 21, 2004.

(3)	5% of the options became exercisable as at June 26, 2003, 23% as at September 26, 2003, 5% as at June 26, 2004, 23% as at September 26, 2004 and 44% as at November 26, 2004.

(4)	8% of options became exercisable as at June 4, 2004. The remaining 92% will become exercisable as at June 4, 2005.

(5)	13.5% of options became exercisable as at November 26, 2004. The remaining 86.5% will become exercisable as at November 26, 2005.

Grants and exercise during the 2004 financial year

No stock subscription or purchase options were granted in 2004.

The total number of options exercised in 2004 pursuant to the plans granted by Wanadoo (after conversion of the Wanadoo options to France Telecom options) by the ten employees in the France Telecom Group who exercised the most options, amounted to 497,500 options representing the same number of France Telecom shares.

Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of the shares of Orange, France Telecom S.A. offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options following the offer, the possibility of entering into a liquidity contract.

The Orange shares covered by the liquidity contract are automatically transferred to France Telecom S.A. either upon the exercise by the holder of their related options or at the end of the lock-up period in respect of the options that had already been exercised. The shares are exchanged on the basis of the exchange ratio existing during the public exchange offer adjusted where necessary on the basis of changes to the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, pursuant to standard practices, i.e. 0.445 France Telecom shares for one Orange share at December 31, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares; (ii) a cash payment equal to the value of the corresponding number of France Telecom shares on the basis of the exchange rate ratio such that the value is determined by reference to the average trading rate of France Telecom shares over the 20 trading days preceding the implementation of the transfer of Orange shares, in accordance with the terms of the liquidity contract, or (iii) a combination of cash and shares. At December 31, 2004, 98,938,143 Orange options were outstanding with a weighted average exercise price of €8.77.

Key dates of the Orange option plans

Option plans granted by Orange	Plans February 2001		Sharesave Plan Orange UK (5 years)	Sharesave Plan Orange UK (3 years)	Plan October 2001 (A)		Plan October 2001 (B)		Sharesave Plan Orange UK (3 years)	Plan May 2002		Sharesave Plan Orange UK (3 years)
Date of the shareholders’ meeting authorizing the plan	12/29/2000		12/29/2000	12/29/2000	12/29/2000		12/29/2000		12/29/2000	12/29/2000		12/29/2000

Date of the board meeting granting the options	02/12/2001		03/21/2001	03/21/2001	10/24/2001		10/24/2001		12/04/2001	05/15/2002		05/15/2002

Total number of options granted	75,009,447	(1)	4,037,379	2,356,097	1,305,334	(2)	11,096,825	(3)	563,503	24,496,332	(4)	1,349,694

1st possible exercise date	05/04/2001		06/01/2006	06/01/2004	02/12/2002		03/01/2002		01/01/2005	10/01/2002		07/01/2005

Term	02/12/2011		11/30/2006	11/30/2004	10/24/2011		10/24/2011		06/30/2005	05/15/2012		12/31/2005

Exercise price	10.00		€4.43	£4.98	£10.00		€8.91		€5.16	£6.35		€3.17	£

Total number of options exercised as at 12/31/2004	1,995,591		79,734	823,669	42,444		3,097,868		15,717	7,677,326		37,707

Total number of options cancelled as at 12/31/2004	17,215,932		2,545,724	1,523,563	139,929		2,394,314		359,791	2,817,956		503,451

Total number of outstanding options as at 12/31/2004	55,797,924		1,411,921	8,865	1,122,961		5,604,643		187,995	14,001,050		808,536
(1)	Of which 0.4 million became exercisable in 2001, 7.2 million in 2002, 7 million in 2003 and 59.6 million as at February 12, 2004.

(2)	Of which 1.2 million became exercisable only as at October 24, 2004.

(3)	Of which 1.5 million became exercisable in 2002, 1.5 million in 2003 and 8 million as at October 24, 2004.

(4)	Of which 4.1 million became exercisable as at May 15, 2003, 4.1 million as at May 15, 2004 and 15.5 million may be exercised as at May 15, 2005.

Option plans granted by Orange	Plans December 2002		Sharesave Plan Orange UK (3 years)	Sharesave Plan Orange Nederland (5 years)	Plan May 2003 (A)		Plan May 2003 (B)	Sharesave Plan Orange UK (3 years)	TOTAL
Date of the shareholders’ meeting authorizing the plan	12/29/2000		12/29/2000	12/29/2000	12/29/2000		12/29/2000	12/29/2000
Date of the board meeting granting the options	12/20/2002		12/20/2002	12/20/2002	05/13/2003		05/13/2003	05/13/2003
Total number of options granted	2,968,240	(5)	1,269,754	232,186	18,722,150	(6)	1,700,000	300,459	145,407,400
1st possible exercise date	05/01/2003		03/01/2005	03/01/2006	05/13/2004		03/01/2005	07/01/2006
Term	12/20/2012	(7)	08/31/2005	08/31/2006	05/13/2013	(8)	05/13/2013	12/31/2006
Exercise price	€7.23		£3.93	€6.14	€7.43		€7.38	£4.53
Total number of options exercised as at 12/31/2004	748,616		9,952	1,565	2,605,328		0	422	17,135,939
Total number of options cancelled as at 12/31/2004	333,397		382,656	72,219	944,352		0	100,034	29,333,318
Total number of outstanding options as at 12/31/2004	1,886,227		877,146	158,402	15,172,470		1,700,000	200,003	98,938,143
(5)	Of which 0.6 million became exercisable as at December 20, 2003, 0.6 million as at December 20, 2004 and 1.6 million will become exercisable as at December 20, 2005.

(6)	Of which 3.4 million were exercisable as at December 31, 2004, 2.8 million may be exercised as of May 13, 2005 and 12.2 million will become exercisable as at May 13, 2006.

(7)	67,200 options expiring on December 20, 2014.

(8)	423,900 options expiring on December 13, 2015.

Grants and exercise during the 2004 financial year

No stock subscription or purchase options were granted in 2004.

The total number of Orange options exercised in 2004 by the ten employees or former employees in the France Telecom Group, who exercised the most options, amounted to 1,966,373 options, representing 875,036 France Telecom shares based on the adjusted exchange ratio of 0.445 France Telecom shares for one Orange share as at December 31, 2004.

6.5.5 CIVIL SERVANTS; CIVIL SERVANT PENSION REGIME

On December 31, 2004, a majority of the employees of France Telecom S.A. were civil servants. As such, they are entitled to specific legal protection and a substantial portion of their compensation is determined by the French State.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1 MAJOR SHAREHOLDERS

At December 31, 2004, the share capital of France Telecom S.A was €9,869,333,704, divided into 2,467,333,426 fully paid-up shares1, each with a nominal value of €4.

Distribution of Share Capital and voting rights at January 31, 2005(1):

Holder	Number of Shares and voting rights	%
French State	543,133,294	22.01

ERAP	470,499,986	19.07

Total of French State and ERAP	1,013,633,280	41.08

Public	1,381,283,181	55.98

Employees(2)	72,416,965	2.94

Total	2,467,333,426	100.00
(1)	Includes the offer reserved for employees and former employees of France Telecom by the French State for which settlement occurred on January 20, 2005 (see. “Item 6.5.3 Group Savings Plan”).

(2)	Includes only employees holding France Telecom S.A. registered shares directly or through a company savings plan, and those shares purchased in the offering by the French State reserved for employees, which cannot be freely sold until January 20, 2007.

As of January 31, 2005, to the knowledge of France Telecom S.A., the members of the board of directors and the Executive Committee of France Telecom S.A. together held 172,298 shares representing less than 0.01% of France Telecom S.A.’s share capital.

To France Telecom’s knowledge, no shareholder other than the French State or ERAP held, directly or indirectly, more than 5% of the capital or voting rights at December 31, 2004.

The estimated number of shareholders, based on the last survey of identifiable bearer securities conducted on November 12, 2003, is approximately 1.8 million.

Changes in Major Shareholders over the Past Three Years

To France Telecom S.A.’s knowledge, the major changes in shareholding that have occurred over the last three years were the result of:

■	the repurchase by France Telecom S.A. on March 25, 2002 of 49,729,861 shares held by the Vodafone group following the contribution of Orange plc securities to France Telecom S.A. in August of 2000;

■	the transfer by Deutsche Telekom of 20,492,292 shares, representing its entire equity interest in France Telecom S.A. to institutional investors on June 19, 2002;

■	the share capital transactions described in the previous section and, in particular, the subscription by ERAP for 638,216,466 shares in the context of the capital increase of April 15, 2003;

■	the transfer by France Telecom S.A. on October 24, 2003 of 95,363,219 existing France Telecom S.A. shares to Orange S.A. shareholders in consideration for Orange S.A. shares acquired in the public exchange offer;

■	The sale by the French State of 267,716,480 shares in France Telecom S.A. (amounting to 10.85% of the share capital) held directly or indirectly through ERAP, by means of a private placement with qualified investors in France and institutional investors outside of France on September 7, 2004; and

■	The additional sale by the French State of 28,652,981 shares pursuant to an offer reserved to employees and former employees of France Telecom for which settlement occurred on January 20, 2005.

The distribution of the share capital on the dates of the shareholders’ meetings of France Telecom S.A. has evolved as follows in terms of percentage of equity interest:

	Shareholders’ Meeting Convened to Approve the Accounts for the Financial Year Ended December 31, 2001 (May 28, 2002)		Shareholders’ Meeting of February 25, 2003		Shareholders’ Meeting Convened to Approve the Accounts for the Financial Year Ended December 31, 2002 (May 27, 2003)		Shareholders’ Meeting of October 6, 2003		Shareholders’ Meeting Convened to Approve the Accounts for the Financial Year Ended December 31, 2003 (April 9, 2004)		Shareholders’ Meeting of September 1, 2004
	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights	Shares	Voting Rights
French State	55.4	60.6	56.4	61.5	30.2	31.6	30.1	31.5	27.9	27.9	27.9	27.9

ERAP					28.7	30.0	28.6	29.9	26.6	26.6	26.6	26.6

Public	30.6	33.5	32.3	35.2	34.9	36.4	34.9	36.4	43.2	43.2	43.2	43.2

Employees(1)	3.1	3.3	3.0	3.3	1.9	2.0	2.1	2.2	2.3	2.3	2.3	2.3

Deutsche Telekom	1.8	1.9

SITA	0.6	0.7

France Telecom S.A.	8.5	–	8.3	–	4.3	–	4.3	–	–	–	–	–

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
(1)	Includes only employees holding registered shares directly or under a company savings plan.

Individuals or Legal Entities exercising or that may exercise Control over France Telecom S.A.

Except for the French State, which held directly or indirectly 41.1% of the share capital and voting rights at the date of this Form 20-F, no individual or legal entity, directly or indirectly, individually, jointly or in concert, exercises or can exercise control over France Telecom S.A.

7.2 SHAREHOLDERS’ AGREEMENTS

To France Telecom S.A.’s knowledge, there is no agreement, pact or any other contract between its shareholders concerning their equity interest in France Telecom S.A.

In addition, France Telecom S.A. is party to a number of agreements, the most important of which are mentioned in the appropriate sections of Chapters 4 and 5 of this document. These agreements do not contain clauses that could, as of this date, have a significant impact on the financial situation and results of France Telecom S.A., with the exception of those described in this document. Any potential off-balance sheet commitments linked to equity interests appear in Note 28 of the Notes to the Consolidated Financial Statements.

7.3 RELATED PARTY TRANSACTIONS

7.3.1 TRANSACTIONS WITH THE FRENCH STATE

The French State’s various agencies constitute France Telecom’s largest customer group. France Telecom provides the French State with telecommunications services at market prices.

France Telecom also performs, at the French State’s request, various public service obligations specified in articles L.35 and L.35-6 of the French Postal and Telecommunications Code, and receives a fair remuneration.

7.3.2 RELATIONSHIPS WITH SUBSIDIARIES

France Telecom S.A. entered into agreements with some of its most important subsidiaries. These include framework agreements (notably with Equant), numerous assistance and brand licensing agreements and agreements relating to services performed in France. In addition, financial agreements exist between France Telecom and most of its subsidiaries. France Telecom believes that these agreements were entered into at arm’s length according to standard market practice. The following subsections describe the main agreements and contracts in force in 2004 between France Telecom S.A. and its most important subsidiaries. They are set out in order of segments applicable in 2004.

Orange

In order to benefit from the brand image of France Telecom, Orange S.A. entered into a trademark licensing agreement with France Telecom that allows Orange to use the France Telecom ampersand symbol both in France and abroad, as of January 1, 2002. This license was granted in consideration of an annual royalty set at 0.06% for 2004 of the revenues excluding tax earned by Orange France and some of its direct and indirect French subsidiaries from companies outside the France Telecom group (and designed hereafter as “gross external revenues”).

In order to benefit from the experience of France Telecom in the internal management of its administrative, legal, financial and accounting departments, Orange S.A entered into two agreements with France Telecom for advice and assistance services. The first agreement was entered into for the benefit of Orange S.A. and its French subsidiaries in consideration of an annual remuneration set at 0.49% of the gross “external revenues” for 2004, earned by Orange, Orange France and some of its direct and indirect French subsidiaries. The second agreement was entered into for the benefit of Orange S.A. and some of its foreign subsidiaries in consideration for an annual fee set at 0.22% of the gross “external revenues” for 2004, earned by certain direct and indirect foreign subsidiaries of Orange.

The purpose of these contracts is re-invoicing: (i) the operational expenses related to France Telecom’s brand (the ampersand symbol and trademark) through the licensing agreement; and (ii) the expenses related to the central corporate services that are shared by the subsidiaries of the France Telecom group (human resources, legal, finance, tax and purchasing divisions and relations with public authorities). These contracts are also intended to re-invoice Orange for the actual costs paid by France Telecom in the areas covered by the contracts. The percentages stipulated in the contracts were calculated on the basis of the real costs projected for all annual services in relation to the forecast revenues of the France Telecom group (France and internationally). The resulting ratios are applied to the sales revenues budgeted for by Orange. France Telecom believes that these contracts were entered into and performed under normal market conditions.

Before Orange France became a subsidiary of Orange S.A. in August 2000, there were contracts or agreements between France Telecom and France Telecom Mobiles, the predecessors of Orange France, which governed the provision of internal services within France Telecom. These agreements reflected the market conditions. Since August 22, 2000, these contracts have been gradually redefined between France Telecom S.A. and Orange France. France Telecom believes that these agreements are entered into under normal market conditions.

The principal agreements are:

■	an interconnection agreement, effective February 6, 2001, governs access to the public switched telephone network and delivery of the links for public digital wireless service, and defines the terms and conditions for connection with the fixed line network of France Telecom. The terms of this agreement are non-discriminatory and provide for interconnection on the same bases as stipulated in agreements with other operators;

■	various master agreements that define the terms for re-invoicing services performed on the Orange France GSM network by personnel of France Telecom not attached to Orange France, including:

-	the master agreement governing services on the radio sub-system equipment of the Orange France network (formerly Itinéris). This agreement defines the equipment maintenance services for these sub-systems of the Orange France network, the organization of these operations, and the payment for the services;

-	the master agreement on the maintenance of switching circuits. Under this agreement, France Telecom is responsible for the repair and preventive maintenance of some of these switches;

-	the master agreement that defines a partnership for the deployment of radio sites and the quality of coverage for the Orange France network (formerly Itinéris).

■	various marketing agreements between Orange France and France Telecom S.A.;

■	an agreement to supply a turnkey telephone information service (712) with direct call connection and related services. In addition to providing such a call connection or telephone directory information, the supplied service consists in sending the information requested by SMS messages to the subscriber to the Orange France network;

■	various agreements between France Telecom Recherche & Développement (FT R&D) and Orange France that define the general conditions under which FT R&D agrees to perform research and development services on behalf of Orange France;

■	a logistics service agreement signed in February 2003 with France Telecom Terminaux for services which include the conduct of purchasing negotiations for terminals and the supply of the distribution network;

■	various agreements with France Telecom in relation to the information system;

■	two service contracts related to storage of Orange’s technical equipment in dedicated space and an agreement regarding the occupation of buildings occupied by France Telecom.

Wanadoo and PagesJaunes

In order to benefit from the brand recognition of France Telecom, Wanadoo entered into a trademark licensing agreement with France Telecom, permitting Wanadoo to use the ampersand symbol of France Telecom, both in France and abroad, starting from January 1, 2003. This license was given in consideration of an annual fee set at 0.06% of the “gross external revenues” realized from third parties by certain of Wanadoo’s French direct and indirect subsidiaries for 2004.

In addition, in order to benefit from the experience of France Telecom in the internal management of its administrative, legal, financial and accounting services, Wanadoo entered into two consulting and assistance agreements with France Telecom, with effect from January 1, 2003. One of the agreements was for the benefit of Wanadoo and its French subsidiaries in consideration for an annual fee set at 0.49% of the “gross external revenues” earned by certain of Wanadoo’s French direct and indirect subsidiaries for 2004. The other agreement was for the benefit of Wanadoo and certain of its foreign subsidiaries in consideration for an annual fee set at 0.22% of the “gross external revenues” earned by certain of Wanadoo’s foreign direct and indirect subsidiaries for 2004.

Following the 2004 merger between France Telecom S.A., Wanadoo S.A. and Wanadoo France, these agreements were renewed for all of Wanadoo’s French and international subsidiaries which were not merged with France Telecom S.A., in addition to PagesJaunes and its French and foreign subsidiaries.

The aim of these agreements is the re-invoicing of: (i) the operational expenses related to France Telecom’s brand (the ampersand symbol and trademark) through the trademark licensing agreement; and (ii) the expenses related to the central corporate services that are shared by the subsidiaries of the France Telecom group (human resources, legal, finance, tax and purchasing divisions and relations with public authorities).

These agreements are also intended to re-invoice the actual costs incurred by France Telecom in the areas covered by these agreements. The percentages indicated in the agreements were calculated on the basis of the real forecast costs for all of the services on a yearly basis in relation to the forecast revenues of the France Telecom group (in France and internationally). These percentages are applied to the budgeted revenues of the former subsidiaries of Wanadoo that were not merged in addition to PagesJaunes and its subsidiaries.

In addition, France Telecom and PagesJaunes are bound by certain agreements relating to directory data and directories, which are discussed below. France Telecom believes that these contracts contain market standard terms.

In June 2000, France Telecom entered into an agreement with PagesJaunes for the use of directory data in directory publication. This agreement was valid until the end of 2004 and is automatically renewable for an additional two one year periods. Under this agreement, PagesJaunes has a non-exclusive and non--transferable right to use the database of France Telecom’s fixed line telephone service’s subscribers. This database is updated daily under a requirement to use its best endeavors with regard thereto, for the sole purposes of directory enquiry and directory publication services, in whatever form, and in consideration of an amount calculated according to the number of times the database is used (fixed amount per use). This agreement falls under the obligation binding upon all operators (including France Telecom) to disclose the list of all their subscribers to any person intending to publish a directory or provide a directory enquiry service, on non-discriminatory terms and conditions and at a rate reflecting the costs of the service rendered. The rates were set pursuant to the September 2003 decisions of the Conseil de la concurrence and the ART.

In addition, in March 2004, France Telecom entered into a contract with Wanadoo Data, a subsidiary of PagesJaunes Group, for making France Telecom directory data available for direct marketing or market research purposes. This contract is, with effect from September 2004, implicitly renewable for periods of one year. Wanadoo Data’s main rights under this contract are the right to use the France Telecom directory data and to receive a weekly update of such data.

Under an advertising sales agreement originally entered into in 1967, France Telecom granted PagesJaunes exclusive rights to canvass and collate the advertising to be incorporated within “l’Annuaire” (telephone directory) and the alphabetically classified PagesJaunes 3611 (Minitel) service, as well as the technical design, implementation and laying out of such advertising. This agreement, which has been amended several times, was replaced by a November 2002 agreement, valid until December 31, 2009, and thereafter implicitly renewable for periods of five years. Pursuant to that agreement, PagesJaunes is responsible for billing and collecting the cost of the advertising from the advertisers and also acts as agent in this respect (PagesJaunes is liable for the payment of all published advertisements regardless of any inability to pay on the part of the customers). France Telecom fixes the advertising rates applicable to each publication after consulting PagesJaunes. PagesJaunes is remunerated for such advertising sales activity by way of a commission computed on advertising space revenues excluding tax billed to the advertisers. For each accounting year, such commission is calculated as follows: 45% for amounts up to €65 million; 55% for amounts from €65 million to €100 million, and 65% for amounts above €100 million.

Under a June 2000 agreement with France Telecom PagesJaunes is responsible for the manufacturing, distribution and promotion necessary for “l’Annuaire” and the alphabetically classified PagesJaunes 3611 service. France Telecom, as publisher of

“l’Annuaire”, sets the perimeters for the list of telephone subscribers, for the type of information entered for each subscriber and for the distribution list. With regard to “l’Annuaire” France Telecom approves proposals made by PagesJaunes with regard to the design, the publication timetable and the terms and conditions regarding the distribution of the printed version, the provision of the electronic version, the advertising campaigns, the advertising products to be included and rates for such products and also the establishment any new developments. France Telecom gives to PagesJaunes all the content requirements of “l’Annuaire” that relate to France Telecom. This agreement was valid until December 31, 2004 and is automatically renewable for a period equal to the initial term unless one of the parties gives notice twelve months prior to expiry of the then current term. Under the agreement, all production costs, both internal and external, for “l’Annuaire” and the alphabetically classified PagesJaunes 3611 service are deducted from the editorial fee payable to France Telecom. Following the granting by Government Decree of March 4, 2005 of the Universal Service responsibility to France Telecom for, among others, information services and universal directory, France Telecom and PagesJaunes are currently discussing the implementation of the agreement signed in May 2004 which dictates the terms of their relationship in the event of such designation.

Equant

Before the merger of Equant and Global One, France Telecom signed a number of service agreements with Global One through its various subsidiaries and divisions. Most of these agreements were assumed by Equant.

On November 19, 2000, France Telecom signed a series of agreements with Equant resulting in the formation of the new Equant group. These agreements provided for, among other things, the sharing of certain restructuring costs resulting from the merger of Equant and Global One. Equant and France Telecom also agreed to share responsibility for the management of their respective customer bases. In general terms, Equant offers its services to multinational firms and other companies outside France, while France Telecom offers its data transmission services to companies within France. The agreement of the Equant independent directors is required before Equant can enter into any major contract with France Telecom or one of its subsidiaries other than within the normal framework of its operations and under normal market conditions. Approval from Equant’s independent directors is also required when the Equant supervisory board has to approve certain amendments to the by-laws and any dividend payments.

On June 29, 2001, France Telecom, Equant and SITA signed agreements that replaced the existing joint-venture agreement between SITA and Equant. Under the terms of the new contract with SITA, Equant manages and controls the network and contributes its portfolio of products and services to SITA, which has an exclusive agreement to market such products and services to the air transport community.

In addition, France Telecom and Equant signed a series of agreements that define the conditions under which France Telecom provides various services to Equant and under which Equant buys from France Telecom its transmission and IP capacity. Equant also supplies its transmission and IP services and support services to France Telecom in the countries in which France Telecom has no established presence. These agreements will remain in force as long as France Telecom holds at least 34% of Equant’s capital. These contracts are entered into under normal market conditions.

Finally, an agreement between France Telecom and Equant, giving to France Telecom the responsibility to manage the multi-lateral switched voice network, was terminated as of August 31, 2004. From this date, the responsibility of the network management was transferred to Equant under new agreements currently under discussions. As part of this new arrangements, France Telecom will provide to Equant support functions and call termination services under normal market conditions.

The principal agreements between Equant and France Telecom are as follows:

■	Equant has signed three series of agreements with Transpac, a France Telecom subsidiary (the “Transpac Umbrella Agreement”, the “Affiliation Agreement” and the “Reseller Agreements”) that govern commercial relations in France, under the terms of which Transpac is the exclusive distributor of Equant in France and, in this capacity, undertakes to generate a minimum level of sales revenues each year;

■	there are also contracts dealing with the network, under the terms of which Equant and France Telecom mutually supply transmission capacities and IP services to each other in the countries in which the other is not present or has only a small presence;

■	finally, the contracts between France Telecom and Global One assumed by Equant involve two distribution agreements under the terms of which Equant markets the sale of phone cards on behalf of France Telecom in various countries and traffic carrier activities (services to other operators) outside France, in both cases in consideration for 0.5% of the revenues earned. These agreements, which were scheduled to expire on December 31, 2002, were maintained, in respect of the phone card activities, until the operational withdrawal of France Telecom from this business and the agreements for the traffic carrier activities were partially extended under a new contract.

All of these agreements concern the following areas:

■	the distribution in France of Equant products and services by Transpac, which is governed by an exclusive distribution agreement;

■	the distribution outside France of Transpac products and services by Equant, which is governed by an exclusive distribution agreement;

■	the terms and conditions for the production in France of products and services sold to customers outside France;

■	Equant’s purchase of network capacity and IP services from France Telecom and the supply of support services by Equant;

■	the transfer of the switched voice services business to France Telecom and the responsibilities of the two companies during the transition period;

■	the transfer of the “carriers & cards” operations to France Telecom and the conditions for managing these activities after the transfer.

In order to benefit from the brand recognition of France Telecom, Equant has entered into a trademark licensing agreement with France Telecom, permitting Equant to use the ampersand symbol of France Telecom, both in France and abroad, starting from January 1, 2004. This license was granted in consideration of an annual fee of 0.06% of the “gross external revenues” realized from third parties by Equant’s French direct and indirect subsidiaries.

Also, in order to benefit from the experience of France Telecom in the internal management of its administrative, legal, financial and accounting services, Equant has entered into an assistance and consulting agreement with France Telecom, with effect from January 1, 2004. This agreement is for the benefit of Equant’s subsidiaries in consideration for an annual fee set at 0.22% of the “gross external revenues” earned by Equant’s direct and indirect subsidiaries.

The goal of these agreements is the re-invoicing of the operational expenses related to (i) France Telecom’s brand (the ampersand symbol and trademark) through the licensing agreement and (ii) the expenses related to the central corporate services that are shared by the subsidiaries of the France Telecom group (human resources, legal, finance and purchasing divisions and relations with public authorities). These agreements also strive to re-invoice the actual costs incurred by France Telecom in the areas covered by these agreements. The percentages indicated in the agreements were calculated on the basis of the real forecast costs for all of the services on a yearly basis in relation to the forecast revenues of the France Telecom group (in France and internationally).

France Telecom believes that these contracts are entered into and performed under normal market conditions.

TP Group

In order to benefit from the brand recognition of France Telecom, TP S.A. has entered into a trademark licensing agreement with France Telecom, permitting TP S.A. to use the ampersand symbol of France Telecom, both in France and abroad, starting from May 31, 2004. This license was granted in consideration of an annual fee of 0.06% of the gross “external revenues” realized from third parties by TP S.A.

Item 8. FINANCIAL INFORMATION

8.1 FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this Form 20-F. France Telecom’s fiscal year ends on December 31.

8.2 LEGAL PROCEEDINGS

See “Item 4. Information on France Telecom – 4.11 Legal Proceedings” and Note 29 of the Notes to the Consolidated Financial Statements.

For information regarding risks related to legal proceedings, see “Item 3. Key Information – 3.3.1 Risk Factors Relating to France Telecom`s Business”.

8.3 DIVIDENDS POLICY

The dividends distributed over the last five financial years (excluding tax credits) were as follows:

Dividend for Financial Year:	Dividend Per Share (€)		Total Dividend (€)
1999	1.00		1,024,614,561

2000	1.00		1,074,954,829

2001	1.00		1,055,588,601

2002	–		–

2003	0.25		600,579,207	(2)

2004	0.48	(1)	1,184,320,044	(3)
(1)	Subject to the approval of the annual general shareholders’ meeting.

(2)	Excluding distributions relating to the shares to be issued as consideration for the capital contribution of Wanadoo shares.

(3)	On the basis of the number of shares as at December 31, 2004 (see “Item 2.1 - Share Capital”).

The board of directors decided on February 9, 2005 to propose the distribution of a dividend of €0.48 per share for the financial year 2004.

In 2003, France Telecom made a distribution of €0.25 for each share. Within the framework of the mixed tender offer for Wanadoo shares launched on February 25, 2004, France Telecom also distributed €0.25 for each share issued in connection with the public offer for Wanadoo shares up to a maximum of €35 million, and subject to the express condition precedent of the payment and delivery of the shares issued in connection with the offer.

Payment of dividends is assured by Euroclear France.

Future dividends will depend on France Telecom S.A.’s ability to generate profits, its financial position, and on any other factor deemed relevant by the board of directors. France Telecom wishes to progressively bring its distribution policy nearer that of other European telecommunications companies.

Dividends not claimed within five years of the date of payment revert to the French State.

On March 3, 2003, France Telecom S.A. issued two tranches of perpetual notes redeemable for shares (TDIRAs). See section 3.2.3 “Share capital authorized and not issued and securities issued giving rights to capital”. If no dividend has been approved by the shareholders or if no interim dividend has been decided by the board of directors for a period of 12 months prior to a scheduled interest payment date, France Telecom S.A. has the right to postpone the payment of the interest due on that date. Interest thus deferred will itself bear interest at the Euribor 12-month rate. The deferred interest must be paid in full – including the related accrued interest – at the interest payment date following any decision to distribute a dividend or interim dividend, and before redemption of the TDIRAs (see Note 26 of the Notes to the Consolidated Financial Statements).

Item 9. THE OFFER AND LISTING

The principal trading market for the shares is Euronext Paris S.A., where the shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the shares. The shares are included in the “CAC 40 Index” (a widely followed index of 40 major stocks). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the New York Stock Exchange. BNP Paribas holds the share registry for France Telecom and the Bank of New York acts as depositary for the ADSs.

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

TRADING HISTORY OF FRANCE TELECOM’S SECURITIES LISTED ON THE NEW YORK STOCK EXCHANGE

France Telecom S.A. Shares

France Telecom S.A. shares are traded on the Eurolist (formerly the Premier marché) of Euronext Paris (ISIN code: FR 0000133308) and in the form of American Depositary Shares (ADSs) on the New York Stock Exchange under the symbol “FTE” (Code 35177Q10).

The published share prices reflect the evolution of France Telecom’s total stock market capitalization and are therefore automatically adjusted to account for the increase in the number of shares composing the share capital.

The table below tracks the changes on a monthly basis in the share price and trading volume for the shares of France Telecom S.A. on the Eurolist market of Euronext Paris S.A. and the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Paris S.A.				New York Stock Exchange
	Price		Trading Volume (daily average)		Price		Trading Volume (daily average)
	High	Low	Securities	Capital	High	Low	Securities	Capital
	(€)			(€)	(US $)			(US $)
November 2004	23.70	21.75	8,934,932	203,544,053	31.38	28.24	137,138	4,057,228

December 2004	24.79	23.17	8,174,588	196,730,026	33.48	31.59	162,891	5,299,659

January 2005	24.98	22.92	9,541,494	229,175,044	32.44	29.91	176,900	5,569,520

February 2005	24.99	22.56	10,187,860	243,025,872	31.77	30.09	115,337	3,594,247

March 2005	23.51	22.25	8,146,210	186,668,351	30.95	29.5	135,514	4,099,705

April 2005	23.41	22.17	7,810,158	178,048,291	30.04	28.8	146,310	4,315,999

Sources:	Euronext Paris and Bloomberg

The table below shows annual changes in the price of France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange from 2000 to 2004.

	Euronext Paris S.A. (Price €)		New York Stock Exchange (Price US$)
	High	Low	High	Low
2000	189.65	78.46	209.94	80.75

2001	87.99	23.38	93.40	25.44

2002	41.71	5.85	43.25	6.84

2003	24.45	14.55	28.75	18.32

2004	25.00	18.01	33.48	22.25
Sources	: Euronext Paris and Bloomberg

The table below shows quarterly changes in the price of France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange in 2003 and 2004.

	Euronext Paris S.A. Price €		New York Stock Exchange Price US$
	High	Low	High	Low
First Quarter 2003	21.65	14.55	27.00	18.32

Second Quarter 2003	22.83	18.20	26.18	22.08

Third Quarter 2003	24.45	19.73	27.34	22.65

Fourth Quarter 2003	23.00	19.80	28.75	23.16

First Quarter 2004	25.00	19.84	31.50	24.47

Second Quarter 2004	22.30	18.01	26.62	22.25

Third Quarter 2004	21.73	18.81	25.85	23.24

Fourth Quarter 2004	24.79	21.75	33.48	25.63

First Quarter 2005	24.99	22.25	32.44	29.50
Sources:	Euronext Paris and Bloomberg

Item 10. ADDITIONAL INFORMATION

10.1 GENERAL INFORMATION ABOUT THE COMPANY – BY-LAWS

10.1.1 COMPANY NAME AND REGISTERD OFFICE

“France Telecom”

6, place d’Alleray, 75015 Paris

10.1.2 LEGAL STATUS AND APPLICABLE LAW

France Telecom, which was formerly part of the French Postal and Telecommunications Ministry, was formed as a public operator on January 1, 1991. Having become a société anonyme pursuant to French law no. 96-660 of July 26, 1996, France Telecom S.A. is governed by French corporate law, subject to specific laws governing the Company, particularly French law no. 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, as amended by French law no. 96-660 of July 26, 1996 and by French law no. 2003-1365 of December 31, 2003. France Telecom is also regulated by its by-laws.

The transfer from the public sector to the private sector of France Telecom S.A., authorized by decree no. 2004-387 of May 3, 2004 issued pursuant to French law no. 2003-1365 of December 31, 2003, took place on September 7, 2004 following the sale by the French state of 10.85% of France Telecom S.A.’s share capital.

The regulations applicable to France Telecom S.A. as an operator are set forth in section 4.13 “Regulations”.

10.1.3 DATE OF INCORPORATION AND DURATION

France Telecom S.A. was incorporated for a duration of 99 years from December 31, 1996. Barring early liquidation or extension, the company will expire on December 31, 2095.

10.1.4 CORPORATE PURPOSE

France Telecom S.A.’s corporate purpose, in France and abroad, in conformity with the French Postal and Telecommunications Code, is:

■	to provide all electronic communication services in internal and international relations;

■	to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

■	to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

■	to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

■	to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

■	to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

■	to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means;

■	and, more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the business of France Telecom S.A.

10.1.5 TRADE REGISTER AND APE CODE

Trade Register no.: 380 129 866 R.C.S. Paris

APE Code: 642 C

10.1.6 CONSULTATION OF LEGAL DOCUMENTS

All shareholders are entitled to access the documents necessary to allow them to have full knowledge of relevant facts and make an informed judgment concerning the management and operation of France Telecom S.A.

The nature of these documents and the conditions under which they are mailed or made available are set by law.

All of the legal documents relating to France Telecom S.A. which must be provided to shareholders, as required by applicable regulations, may be consulted at the Legal Department of France Telecom S.A., 208, rue Raymond Losserand, 75014 Paris.

10.1.7 FINANCIAL YEAR

The financial year is twelve months, beginning January 1 and ending December 31 of each year.

10.1.8 DETERMINATION, ALLOCATION AND DISTRIBUTION OF EARNINGS – DIVIDEND PAYMENT CONDITIONS – INTERIM DIVIDENDS

Allocation of Earnings

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

Distributable profits consist of the profits for the year, less prior losses, plus the amounts to be placed in reserves as required by law or the by-laws, plus retained earnings. The shareholders’ meeting may withdraw from these earnings any sums it deems appropriate to allocate to any optional reserves or to carry forward to the next financial year.

Moreover, the shareholders’ meeting may decide to distribute sums taken from reserves at its disposal, expressly indicating the reserve items from which such withdrawals are made. However, dividends shall first be taken from the distributable earnings for the year.

Except in the case of a capital reduction, no distribution may be made to shareholders when shareholders’ equity is or would, as a result of such a distribution, be less than the amount of capital plus reserves which the law or the by-laws prohibit from being distributed. The re-evaluation variance may not be distributed; it may be incorporated, in whole or in part, into the capital.

Payment of Dividends – Interim Dividends

The terms and conditions for the payment of dividends approved by the shareholders’ meeting are determined by the meeting or, in lieu thereof, by the board of directors. However, cash dividends must be paid within a maximum of nine months after the close of the financial year, unless extended by court order.

The ordinary shareholders’ meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividend in cash or in shares, subject to any legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the year when the balance sheet established during or at the end of a financial year and certified by an auditor, shows that the company has made a profit since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the by-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire.

10.1.9 SHAREHOLDERS’ MEETINGS

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings are composed of all shareholders whose shares are paid up and have been registered in an account prior to the date of the meeting in accordance with the following conditions:

■	In order to attend, vote by mail or be represented at the meetings, owners of bearer shares or shares registered in an account not held by France Telecom S.A. must deposit a certificate issued by the intermediary holding their account, confirming the non-transferability of the shares until the date of the meeting, at the locations indicated in the notice of meeting, by no later than 3 p.m. (Paris time) the day before the meeting.

■	In order to attend, vote by mail, or be represented at the meetings, owners of shares registered in an account held by France Telecom S.A. must have their shares registered in such company-held account by no later than 3 p.m. (Paris time) on the day before the meeting.

The board of directors may shorten or eliminate the deadline for the receipt of the certificates of non-transferability described above.

Access to shareholders’ meetings is open to shareholders, and to their proxies and representatives registered upon simple proof of their status and identity. If it sees fit to do so, the board of directors may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications that allow identification shall be deemed present for the calculation of quorum and majority of shareholders’ meetings.

The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or by proxy by granting a proxy to their spouse or to another shareholder in order to be represented at a shareholders’ meeting.

Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy together with a document attesting to their status as a shareholder, either by hard copy or via other means of telecommunications, until 3 p.m. (Paris time) the day before the meeting. Transmission methods are set forth by the board of directors in the notice of meeting and the notice to attend.

The board of directors may shorten or eliminate the deadline for receipt of such votes or proxies.

Shareholders who are not resident in France may be represented at a shareholders’ meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Meetings

Shareholders’ meetings are convened by the board of directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered offices or any other location indicated in the notice to convene.

Notices must be given at least 15 days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting and, if applicable, the second postponed meeting, must be called at least six days in advance in the same manner as used for the first notice.

Agenda and Conduct of the Shareholders’ Meetings

The agenda of the shareholders’ meeting shall appear in the notice to convene for meeting and is set by the author of the notice.

The shareholders’ meeting may only deliberate on the items on the agenda.

One or more shareholders representing the percentage of capital required by law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of proposed resolutions on the agenda.

An attendance sheet containing the information required by law shall be kept at each shareholders’ meeting.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a director appointed for this purpose by the board of directors; failing which, the meeting itself shall elect a chairman.

Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

The officers shall name a secretary, who does not have to be a shareholder.

The mission of the meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the meeting, check the votes cast and ensure their legality and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

Ordinary Shareholders’ Meeting

Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend the by-laws. An ordinary meeting shall be convened at least once a year within six months of the end of each financial year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order.

On the first convocation, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-quarter of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of the by-laws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the deliberations of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-third of all shares entitled to vote when convened for the first time, or one-fourth when convened for the second time. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called.

Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

Conditions for exercising voting rights

In all shareholders’ meetings, each shareholder who is participating at such meetings has the same number of votes as shares held or represented, with no further limitations other than those stipulated by law. There is no clause in the by-laws for double or multiple voting rights for France Telecom S.A. shareholders.

Representation of Non-French Residents

A shareholder who is not a French resident may be represented at a shareholders’ meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “–Item 10.1.”) if:

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

10.1.10 FORM, HOLDING AND TRANSFER OF SHARES

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

Violations of this administrative notice requirement are sanctioned by a fine of €750. (this amount may be multiplied by 5 if the violation is made by a legal entity).

Transfer and Conveyance of Shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

Declaration of Statutory Threshold Requirements

In addition to the legal obligation to report to France Telecom S.A. and the AMF when the thresholds of 5%, 10%, 20%, 33 1/3%, 50% and 66 2/3% of the share capital or voting rights are crossed, any individual or legal entity, acting alone or in concert with others, that acquires, directly or indirectly (as defined by Articles L. 233-7 et seq. of the French Commercial Code) a number of shares, voting rights or securities representing shares equal to 0.5% of the share capital or voting rights in France Telecom S.A., must report the total number of shares, voting rights and securities giving rights to the share capital that such person or entity holds via registered mail with return receipt to France Telecom S.A. within five trading days after registration of the securities which enabled the holder to reach or cross the threshold.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the share capital or voting rights so requests at a shareholders’ meeting.

Identification of Shareholders

France Telecom S.A. may at any time, including by request to the central depository that operates the account for issuance of its securities, use all statutory or regulatory provisions that allow it to identify holders of securities that confer immediate or future voting rights in its shareholders’ meetings, and to obtain information about the number of securities held by each of them and any restrictions that might be attached to the securities; this identification concerns in particular the holders of similar securities outside French territory.

France Telecom S.A. is also entitled, with respect to shares in registered form, to request at any time that the intermediary registered on behalf of the owners of the shares residing abroad disclose the identity of the owners of such shares.

10.2 GENERAL INFORMATION ABOUT THE SHARE CAPITAL

10.2.1 SHARE CAPITAL

At December 31, 2004, the share capital of France Telecom S.A was €9,869,333,704, divided into 2,467,333,426 fully paid-up shares1, each with a nominal value of €4.

Each share confers the right to its proportional share in the profit and assets of France Telecom S.A.

France Telecom S.A.’s share capital may be increased, decreased or amortized in accordance with the provisions of the law.

10.2.2 PURCHASE BY FRANCE TELECOM S.A. OF ITS OWN SHARES

The board of directors may, within the limits and conditions set by law, purchase France Telecom S.A. shares on the market.

In its nineteenth resolution, the combined ordinary and extraordinary shareholders’ meeting held on April 22, 2005 authorized the board of directors, with powers to sub-delegate in accordance with the provisions of the law, to repurchase shares of France Telecom S.A. up to a limit of 10% of the share capital, for a period of 18 months ending on October 22, 2006. This resolution terminated the unused portion of the authorization to repurchase shares granted by the shareholders’ meeting of April 9, 2004, as amended by the shareholders’ meeting of September 1, 2004.

This share repurchase program was made public in an information memorandum (“note d’information”) which received visa no. 05-220 from the Autorité des marchés financiers on April 6 2005. It is consistent with European regulations applying the European “Market Abuse” directive relating to share repurchases (which entered into force on October 13, 2004).

According to the terms of this program, the maximum purchase price may not exceed €40 per share, while the minimum sale price may be no less than €14.50 per share.

The purposes of this repurchase program are:

■	to allocate shares to employees of the France Telecom group, in particular as part of (i) the company’s profit sharing, (ii) any purchase or free share allocation plan for the benefit of employees under the conditions provided by law, in particular by Articles L. 443-1 et seq. of the French Labor Code, or (iii) any stock purchase option plan for the benefit of employees and company managers or certain of them, including former holders of stock options of Wanadoo shares under the conditions provided in the twelfth resolution of the shareholders meeting of September 1, 2004, (iv) liquidity agreements signed between France Telecom and the holders of shares or stock options of Orange, as well as to carry out all hedging relating to these transactions, under the conditions provided by the market authorities and at the times so determined by the board of directors or the person acting by delegation of the board,

■	to deliver shares upon the exercise of the rights attached to securities giving access by any means, immediately or in the future, to shares of the company, as well as to carry out all hedging as a result of the obligations of France Telecom related to these securities, under the conditions provided by the market authorities and at the times so determined by the board of directors or the person acting by delegation of the board.

■	market-making in the secondary market or the liquidity of the France Telecom share by a financial services intermediary pursuant to a liquidity agreement compliant with the Code of ethics approved by the AMF,

1	This amount includes 218,658 new shares issued upon exercise in 2004 of options granted by Wanadoo which were assumed by France Telecom following its merger with Wanadoo. The issuance of theses shares was recorded by the Board of Directors at its meeting on January 26, 2005.

■	to keep shares for subsequent exchange or payment as part of possible external growth transactions,

■	to reduce the capital of the Company in accordance with the thirty-seventh resolution of the shareholders meeting of April 22, 2005,

■	to implement any market practice that may be approved by law or by the AMF.

Within the framework of the previous program granted by the shareholders’ meeting of April 9, 2004, on December 6, 2004 France Telecom repurchased 34 shares to meet the request for anticipated conversion of two France Telecom 4% bonds due November 29, 2005. France Telecom did not repurchase any other shares pursuant to this program during 2004 and therefore held none of its own shares at December 31, 2004.

10.2.3 SHARE CAPITAL AUTHORIZED AND NOT ISSUED AND SECURITIES ISSUED GIVING RIGHTS TO CAPITAL

Share Capital Authorized and Not Issued

Since 1998, the shareholders’ meeting of France Telecom S.A. has authorized the board of directors to increase the share capital of France Telecom S.A., including in cases of tender or exchange offers, through the issuance of shares or other securities within certain limitations. These shares and securities may be issued, at the discretion of the board of directors, with or without preemptive subscription rights. If there are no shareholders’ preemptive subscription rights, a priority period may be granted to existing shareholders.

The combined ordinary and extraordinary shareholders’ meeting held on April 22, 2005 renewed for a period of 26 months the authorizations granted to the board of directors to issue shares and other securities with or without preemptive subscription rights, including in cases of tender or exchange offers.

The shareholders’ meeting held on April 22, 2005 also renewed the authorization granted to the board of directors by the shareholders meeting of September 1, 2004 to issue shares reserved for holders of shares or stock options of Orange who are signatories of a liquidity contract with France Telecom S.A. In addition, it authorized the board of directors to issue option-based liquidity instruments reserved for the same beneficiaries.

The maximum nominal amount of capital share increases that may be carried out pursuant to these authorizations was capped to € 8 billion by the shareholders meeting.

In accordance with French law, the shareholders’ meeting granted the board of directors a new authorization for a capital increase to benefit members of the France Telecom group savings plan (PEE).

In addition, the combined ordinary and extraordinary shareholders’ meeting held on September 1, 2004, authorized the board of directors (i) to issue shares upon exercise of stock options granted by Wanadoo as a result of the assumption of Wanadoo’s commitments towards holders of such stock options following the merger with Wanadoo, and (ii) for a period of 38 months beginning on September 1, 2004, to grant stock options to members of staff or executive officers (mandataires sociaux) (within the meaning of Article L. 225-185 of the French Commercial Code) giving right to subscribe for or acquire a number of shares representing no more than 2% of France Telecom’s share capital at September 1, 2004.

The following table sets forth the authorizations granted to the board of directors to issue shares and other securities giving access to ordinary shares as at the date of this Form 20-F.

Nature of the Authorization	Maximum Amount of the Capital Increase Authorized	Date Authorized	Validity of the Authorization
Authorization to issue ordinary shares and securities giving access to ordinary shares, with shareholders’ preferential subscription rights.	€4,000,000,000(1)	Shareholders’ meeting of April 22, 2005(2)	26 months, until June 22, 2007

Authorization to issue ordinary shares and securities giving access to ordinary shares, without shareholders’ preferential subscription rights.	€4,000,000,000(1)	Shareholders’ Meeting of April 22, 2005(2)	26 months, until June 22, 2007

Nature of the Authorization	Maximum Amount of the Capital Increase Authorized	Date Authorized	Validity of the Authorization
Authorization to issue ordinary shares and securities giving access to ordinary shares, in the event of a public exchange offer initiated by France Telecom S.A.	€4,000,000,000(1)	Shareholders’ Meeting of April 22, 2005(2)	26 months, until June 22, 2007

Authorization to issue ordinary shares and securities giving access to ordinary shares, in consideration for contributions in kind granted to France Telecom S.A. and comprised of equity securities or securities giving access to share capital	10% of France Telecom S.A.’s share capital at April 22, 2005	Shareholders’ Meeting of April 22, 2005	26 months, until June 22, 2007

Authorization to issue ordinary shares, as a result of the issuance by France Telecom S.A.’s subsidiaries of securities giving access to ordinary shares of France Telecom S.A.	€4,000,000,000(1)	Shareholders’ Meeting of April 22, 2005(2)	26 months, until June 22, 2007

Authorization to issue shares reserved for holders of shares or stock options of Orange who are signatories of a liquidity contract with France Telecom S.A.	€400,000,000	Shareholders’ meeting of April 22, 2005(3)	18 months, until October 22, 2006

Authorization to increase the share capital by capitalization of reserves, profits or premiums.	€2,000,000,000	Shareholders’ meeting of April 22, 2005(2)	26 months, until June 22, 2007

Authorization to issue shares upon exercise of stock options of Wanadoo, as a result of the assumption of Wanadoo’s commitments towards holders.	€48,000,000	Shareholders’ Meeting of September 1, 2004	Duration of the Wanadoo option plans.

Authorization to increase capital to benefit the members of the France Telecom group savings plan (PEE).	€1,000,000,000	Shareholders’ meeting of April 22, 2005(3)	26 months, until June 22, 2007

Authorization to grant stock options to members of staff or executive officers (mandataires sociaux)	2% of France Telecom S.A.’s share capital at September 1, 2004.	Shareholders’ Meeting of September 1, 2004	38 months, until November 1, 2007

(1)	These amounts are not cumulative.

(2)	This authorization terminates, to the extent of the unused fraction, the delegation granted by the shareholders’ meeting held on February 25, 2003.

(3)	This authorization terminates, to the extent of the unused fraction, the delegation granted by the shareholders’ meeting held onSeptember 1, 2004.

Securities Giving Access to Share Capital

This section describes all the securities that give rights to the share capital of France Telecom S.A.

As at December 31, 2004, the maximum potential dilution that may result from the conversion of the perpetual notes redeemable for France Telecom S.A. shares issued in March of 2003, the bonds convertible or exchangeable into new or existing shares of France Telecom S.A. issued in September 2004 and the stock options granted by Wanadoo, which were assumed by France Telecom S.A., is 6.97% of share capital and voting rights based on the number of shares comprising the share capital of France Telecom S.A. at December 31, 2004. Taking into account the stock options issued by Orange, the maximum potential dilution at December 31, 2004 is 8.49% of share capital and voting rights.

-	Bonds Convertible into New France Telecom S.A. Shares – November 1998

In November 1998, France Telecom S.A. issued, at par, 2,538,543 bonds convertible into France Telecom S.A. shares, with a nominal value of €800.05, amounting to a total value of €2,031 million. The bonds were convertible between December 7, 1999 and January 1, 2004, based on an initial ratio of 10 shares per bond which became 12.17 shares per bond on December 31, 2003, following the changes in the share capital of France Telecom S.A

The bonds were listed for trading on the Premier marché of Euronext Paris S.A. This transaction was the subject of an information memorandum (“note d’information”) which received a visa (no. 98-943) from the Commission des opérations de bourse on November 28, 1998.

These bonds reached maturity on January 1, 2004 and were delisted at the close of trading on December 31, 2003. The holders had a period of three months, until March 31, 2004, to request conversion or reimbursement at par. At that date, 81 additional bonds were presented for conversion, resulting in the creation of 987 France Telecom S.A. shares. All of the remaining bonds were reimbursed at par.

-	Bonds Exchangeable for Existing France Telecom S.A. Shares – November 2001

France Telecom S.A. issued on November 29, 2001, 3,492,000 bonds exchangeable for existing France Telecom S.A. shares, with a nominal value of €1,000 per bond, for a total amount of €3,492,000,000 maturing on November 29, 2005.

Each bond entitled the holder to exercise, at any time on or after November 29, 2001, an option to exchange the bonds for existing France Telecom S.A. shares. These exchangeable bonds were listed on the Luxembourg Stock Exchange.

On November 8, 2004, France Telecom S.A. announced its intention to reimburse at par the 2,843,000 bonds still outstanding. Holders of such bonds had until December 2, 2004, to exercise their right to exchange the bonds at a ratio of 17.2944 shares per bond. Two bonds were exchanged resulting in the delivery to their holder of 34 shares of France Telecom S.A. The remaining bonds were reimbursed on December 13, 2004 at par, together with accrued interest, for a price of €1,001.53 each.

-	Perpetual Notes Redeemable for New France Telecom S.A. Shares – March 2003

In the context of the settlement of various disputes related to the German wireless telephone service provider MobilCom Holding GmbH (“MobilCom”), in which France Telecom S.A. holds 28.3% of the share capital, France Telecom S.A. entered into three agreements on November 30, 2002 (the “Assignment and Subscription Agreements”) with certain creditors of MobilCom that had granted it loans or credit facilities, i.e., (i) the members of the Senior Interim Facility banking syndicate, (ii) Ericsson Credit AB and (iii) Nokia OYJ.

Pursuant to these agreements, the combined ordinary and extraordinary shareholders’ meeting held on February 25, 2003 authorized the board of directors, with powers to sub-delegate in accordance with the provisions of the law, to issue perpetual bonds redeemable into France Telecom S.A. shares (TDIRA) reserved for the members of the Senior Interim Facility banking syndicate and for Ericsson Credit AB and Nokia OYJ.

On March 3, 2003, the Chairman of the board of directors, pursuant to a delegation of authority by the board of directors on February 25, 2003, proceeded with the issue at par of 430,705 TDIRAs, with a nominal value of €14,100 each, for a total value of €6,072,940,500, of which:

■	341,910 TDIRAs were reserved for the members of the Senior Interim Facility banking syndicate (“Bank Tranche”); and

■	88,795 TDIRAs were reserved for Ericsson Credit AB and Nokia OYJ (“Supplier Tranche”).

With the exception of the adjustment mechanisms for the redemption ratio, the TDIRAs of both the Bank Tranche and the Supplier Tranche have identical features. However, because they cannot be assimilated, these notes are listed for trading as two separate issues on the Eurolist (formerly Premier marché) of Euronext Paris S.A. The listing of these notes was covered in a prospectus approved by the Commission des opérations de bourse with specific warnings on February 24, 2003 under no. 03-092. This document is available on the website of the Autorité des marchés financiers at www.amf-france.org and at France Telecom S.A.’s website at www.francetelecom.com.

Following adjustment of the initial conversion ratio in order to take into account the capital increase on April, 15, 2003, and the distribution to shareholders taken from the share premium account by France Telecom S.A in May 2004, the TDIRAs are redeemable for new France Telecom S.A. shares at a ratio of 355.8959 shares for one TDIRA with a nominal value of €14,100, equivalent to a redemption price of €39.62 per share, (i) at any time after their issue at the holder’s option; or (ii) at France Telecom S.A.’s initiative from March 3, 2010, provided the average closing price of the shares for the preceding consecutive 20 days of trading, taken from 40 days during which the shares are listed, is greater than 125% of the redemption price.

The TDIRAs carry interest at 5.75% from the date of issue until December 31, 2009 inclusive, then at the three-month Euribor rate plus 300 basis points thereafter (see note 26 of the Notes to the Consolidated Financial Statements).

Taking into account the TDIRAs repurchased by France Telecom S.A. during 2003 and 2004 (see Note 26 of the Notes to the Consolidated Financial Statements), 365,188 TDIRAs remained outstanding as of December 31, 2004, of which:

■	278,166 from the Bank Tranche, redeemable (subject to possible adjustments in the redemption ratio) for 98,998,139 new France Telecom S.A. shares; and

■	87,022 from the Supplier Tranche, redeemable (subject to possible adjustments in the redemption ratio) for 30,970,773 new France Telecom S.A. shares.

-	Bonds Convertible and/or Exchangeable into New or Existing Shares of France Telecom S.A. – September 2004

Further to a resolution of the board of directors on September 1, 2004 and decisions of the Chief Executive Officer on September 1 and 2, 2004, France Telecom S.A. issued 445,564 bonds convertible and/or exchangeable into new or existing France Telecom S.A. shares maturing on January 1, 2009, with a nominal value of €2,581 per bond, for a total amount of €1,150,000,684.

Each bond bears interest at a rate of 1.60% per annum and entitles the holder to request at any time from October 20, 2004 until the seventh day of trading preceding the normal or anticipated maturity date, the attribution of France Telecom S.A. shares at a ratio of one hundred (100) shares per bond, subject to adjustments necessary in the event of other financial transactions completed by France Telecom S.A.

France Telecom S.A. may at its discretion remit new shares or existing shares, or a combination of the two.

France Telecom S.A. has undertaken to the lead underwriters of the accelerated offer of the shares offered by the French State and ERAP (see section 3.3.2 “Changes in Major Shareholders over the Past Three Years”) and to the underwriters of the bonds not to issue, offer or sell, for a period of 270 days, shares or other securities giving access to the share capital of France Telecom without the approval of such underwriters. This undertaking is subject to certain exceptions, including issues or transfers related to acquisition transactions or external growth, those for employees or issues or transfers of a cumulative maximum of 20 million shares. A similar undertaking has been given by the French State and ERAP to the underwriting syndicate responsible for the private placement of the shares sold by the French State and ERAP.

The bonds are listed on the Eurolist of Euronext Paris S.A. under the code ISIN FR0010113357.

-	Options to Subscribe for and Purchase Shares

At the date of this Form 20-F, France Telecom S.A. has not implemented any share subscription and/or purchase plans. However, within the framework of the mixed public offer relating to Wanadoo shares that was authorized by the Autorité des marchés financiers on March 9, 2004, France Telecom S.A. undertook to ensure the liquidity of shares resulting from the exercise of the share subscription options of Wanadoo that were not contributed to the offer, according to a Wanadoo share valuation mechanism based on the exchange ratio for the offer (seven France Telecom shares for 18 Wanadoo shares).

This undertaking, which was effective as of the closing of the offer on April 19, 2004 resulted, upon the merger of Wanadoo S.A. and France Telecom S.A. on September 1, 2004, in the assumption by France Telecom S.A. of Wanadoo’s commitments to holders of Wanadoo share options at a ratio of seven France Telecom shares for 18 Wanadoo, shares subject to any additional adjustments that may occur following future financial operations. At December 31, 2004, 10,285,794 options were outstanding with a weighted average exercise price of €19.71.

In addition, upon completion of the tender offer followed by a compulsory purchase of the shares of Orange, France Telecom S.A. offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options following the offer, the possibility of entering into a liquidity contract.

The Orange shares covered by the liquidity contract are automatically transferred to France Telecom S.A. either upon the exercise by the holder of their related options or at the end of the lock-up period in respect of the options that had already been exercised. The shares are exchanged on the basis of the exchange ratio existing during the public exchange offer adjusted where necessary on the basis of changes to the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, pursuant to standard practices, i.e. 0.445 France Telecom shares for one Orange share at December 31, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares; (ii) a cash payment equal to the value of the corresponding number of France Telecom shares on the basis of the exchange rate ratio such that the value is determined by reference to the average trading rate of France Telecom shares over the 20 trading days preceding the implementation of the transfer of Orange shares, in accordance with the terms of the liquidity contract, or (iii) a combination of cash and shares. At December 31, 2004, 98,938,143 Orange options were outstanding with a weighted average exercise price of €8.77.

10.2.4 AUTHORIZATION TO ISSUE DEBT SECURITIES

On November 16, 2004, France Telecom renewed its Euro Medium Term Notes issue program of €30 billion. The program was authorized by the Autorité des marchés financiers under visa no. P.04-201.

Pursuant to the terms of Article L. 228-40 of the French Commercial Code resulting from Ordinance no. 2004-604 of June 24, 2004, the authorization to issue bonds or similar securities is now the responsibility of the board of directors, unless the by-laws reserve this power to the shareholders’ meeting (which is not the case in the by-laws of France Telecom S.A.) or the shareholders’ meeting resolves to use such power.

Pursuant to these new provisions, the board of directors at their meeting of October 27, 2004, resolved to authorize the Chairman and Chief Executive Officer to issue, on one or more occasions, at his sole discretion, in France, abroad and/or on the international market, bonds or similar securities, notably fixed-term or perpetual subordinated bonds, or any other securities that confer, in a single issue, the same right of claim against France Telecom S.A., with or without warrants giving the right to the allotment, acquisition or subscription of other bonds, similar securities or other securities conferring such a claim right against France Telecom S.A. The terms and conditions of this authorization are identical to the authorization granted by the shareholders’ meeting held on May 28, 2002, valid for a period of 5 years and capped at €30 billion. However, since this cap had already been used at October 27, 2004, the board of directors chose to cap its authorization at €15 billion. This authorization is valid for one year from the day of the decision by the board.

At January 31, 2005, the total value of the debt securities (bonds and EMTN) issued on the basis of this authorization amounted to €1,100 million.

In light of this decision, the shareholders’ meeting held on April 22, 2005 decided to terminate, to the extent of the unused fraction, the authorization granted to the board of directors on May 28, 2002.

10.2.5 CHANGES IN SHARE CAPITAL

The table below indicates the changes in the share capital of France Telecom S.A. over the last five years up to December 31, 2004:

Date	Change in Capital Stock		Capital Stock Value	Total Number of Shares Outstanding
	Par Value	Premium
January 20, 2000 Conversion of bonds(1)	€5,360	€101,847	€4,098,463,604	1,024,615,901

August 22, 2000 Contribution in kind(2)	€516,806,968	€17,597,277,260	€4,615,270,572	1,153,817,643

January 10, 2001 Conversion of bonds(3)	€57,200	€1,086,875	€4,615,327,772	1,153,831,943

July 8, 2002 Payment of dividend in shares(4)	€134,751,824	€527,553,391	€4,750,079,596	1,187,519,899

July 31, 2002 Capital increase reserved for members of company savings plan (PEE)(5)	€18,718,164	€43,319,656	€4,768,797,760	1,192,199,440

September 12, 2002 Cancellation of treasury shares(6)	€(8,162,864)	–	€4,760,634,896	1,190,158,724

February 25, 2003 Cancellation of treasury shares(7)	€(12,000,000)	–	€4,748,634,896	1,187,158,724

April 15, 2003 Capital increase through a public offering(8)	€4,148,822,900	€10,690,635,974	€8,897,457,796	2,224,364,449

July 28, 2003 Capital increase reserved for members of company savings plan (PEE)(9)	€29,402,512	€57,119,007	€8,926,860,308	2,231,715,077

October 17, 2003 Public exchange offer for Orange shares(10)	€682,402,092	€2,910,309,016	€9,609,262,400	2,402,315,600

December 31, 2003 Conversion of bonds(11)	€4,912	€75,893	€9,609,267,312	2,402,316,828

April 9, 2004 Conversion of bonds(12)	€4,580	€70,621	€9,609 271,892	2,402,317,973

April 29, 2004 Exchange offer for shares of Wanadoo(13)	€259,187,180	€1,073,196,515	€9,868,459,072	2,467,114,768

December 31, 2004 Exercise of stock options(14)	€874,632	€2,426,026	€9,869,333,704	2,467,433,426
(1)	Recognition of the issue of 1,340 new shares, with a par value of €4 each, following the request to convert 134 convertible bonds issued in the bond issue of November 28, 1998.

(2)	Issue of 129,201,742 new shares approved by the shareholders’ meeting held on August 22, 2000, each with a par value of €4, in favor of the Vodafone Group as compensation for the contribution to France Telecom S.A. of securities in the English company Orange plc, with a par value of 20 pence each, representing around 45% of its (issued) share capital, for a total value of €18,114,084,228.40.

(3)	Recognition of the issue of 14,300 new shares with a par value of €4 each following the request for conversion in 2001 of 1,430 convertible bonds issued in the bond issue of November 28, 1998.

(4)	Issue of 33,687,956 new shares with a par value of €4 each at the price of €19.66 per share, pursuant to the decision of the combined ordinary and extraordinary shareholders’ meeting held on May 28, 2002 to give shareholders the option to receive the dividend of €1 for the financial year 2001 in cash or in shares. The price of €19.66 corresponds to 90% of the average opening price of shares listed on the Premier marché of Euronext Paris S.A. during the twenty trading days prior to May 28, 2002, minus the net dividend amount.

(5)	Issue of 4,679,541 new shares reserved for the members of the France Telecom Group company savings plan (2,298,125 shares of which were subscribed at a unit price of €22.85 and 2,381,416 were freely attributed) decided by the board of directors of France Telecom S.A. on May 28, 2002 and recognized by the decision of the Chairman of the board of directors on July 31, 2002.

(6)	Capital reduction through the cancellation of 2,040,716 treasury shares decided by the board of directors on September 12, 2002. These shares, which were purchased by France Telecom S.A. through the 2002 FT Reinvestment FCPE, consisted of the rights that current and former employees belonging to France Telecom S.A.’s company savings plan decided to reinvest at the time of their subscription for new cash shares in July of 2002.

(7)	Capital reduction through cancellation of 3,000,000 shares decided by the board of directors on February 25, 2003 prior to the issue of perpetual notes redeemable for France Telecom S.A. shares.

(8)	Issue of 1,037,205,725 new shares through the free attribution of warrants to subscribe for shares (BSAs) at the rate of one BSA per share held; 20 BSAs held entitled the holder to subscribe to 19 shares at the unit price of €14.50. As the BSAs assigned to 95,363,219 treasury shares were neither exercised nor resold by France Telecom S.A., 1,091,795,500 BSAs were exercised (5 BSAs were not exercised due to the exchange ratio used). Pursuant to an underwriting agreement, a banking consortium purchased and exercised all of the BSAs that had not been exercised. At the end of the subscription period, the shares thus issued were placed on the market with bookbuilding, and the difference between the placement price and the subscription price, i.e., €4.275 per BSA, was paid out to BSA sellers. The gross amount of the capital increase was €15,039,483,012. Taking into account issue costs and bank commissions, the net proceeds from the capital increase were €14,839,458,874.

(9)	Issue of 7,350,628 new shares reserved for members of the France Telecom S.A. Group’s company savings plan (of which 5,596,476 shares subscribed at a unit price of €15.46 and 1,754,152 shares were freely attributed at a ratio of 1 share for every 3 shares subscribed, with a maximum subscription limit of €9,500) as decided by the Chairman of the board of directors upon delegation by the board of directors on March 24, 2003, and recognized by decision of the Chairman of the board of directors on July 28, 2003.

(10)	Issue of 170,600,523 new shares to supplement the delivery of 95,363,219 existing France Telecom S.A. shares in exchange for Orange S.A. shares in a public exchange offer approved by the board of directors on August 31, 2003 at an exchange ratio of 11 France Telecom S.A. shares for 25 Orange S.A. shares. Based on the France Telecom S.A. closing share price of October 16, 2003, the date on which the results of the exchange offer were published by the CMF, the gross amount of the capital increase was €3,625,261,114. Taking into account issue costs and bank commissions, the net proceeds of the capital increase were €3,592,711,107.

(11)	Recognition of the issue of 1,228 new shares following the request for conversion, during 2003, of 101 convertible bonds issued as part of the November 28, 1998 bond issue.

(12)	Recognition of the issue of 1,145 new shares following the request for conversion, during 2004, of 94 convertible bonds issued as part of the November 28, 1998 bond issue.

(13)	Issue of 64,796,795 new shares to redeem the Wanadoo S.A. shares in the public exchange offering of February 25, 2004, including an exchange of 7 France Telecom shares for 18 Wanadoo S.A. shares. On the basis of the exchange rate of the France Telecom S.A. share on April 28, 2004, the date at which the decision of the Autorité des marchés financiers recorded the end of the offer, the gross value and the increase of share capital amounted to €1,344,533,496. Including issue fees and banking commissions, the net proceeds of the share capital increase were €1,332,383,695.

(14)	Recognition of the issue of 218,658 new shares following the exercise in 2004 of stock options of Wanadoo, which were assumed by France Telecom S.A. following its merger with Wanadoo completed on September 1, 2004.

10.3 EXCHANGE CONTROLS AND OTHER LIMITATIONS ON PAYMENTS TO SECURITY HOLDERS

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

10.4 TAXATION

10.4.1 FRENCH TAXATION

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

In particular, you should be aware that the French Budget Law for 2004 (no. 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to individual and non-individual shareholders as of January 1, 2005. Moreover, from January 1, 2005, non-individual shareholders will no longer be entitled to use the avoir fiscal attached to dividends paid on or before December 31, 2004.

In addition, the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied on France Telecom at the rate of 25% of the net dividends before withholding tax paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% (1.1% as from January 1, 2006) of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 (€4,000 as from January 1, 2006) per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves) paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld at the appropriate treaty rate.

Under some treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%. Under some tax treaties, the withholding tax is eliminated altogether.

If the arrangements provided for by any of such treaties apply to a shareholder, France Telecom will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, France Telecom must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the refund of excess tax paid.

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

10.4.2 TAXATION OF U.S. INVESTORS

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

Assuming the depositary complies with its obligations, U.S. holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs.

Holders of shares or ADSs of France Telecom should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership and disposition of such shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Withholding Tax and Avoir Fiscal

As indicated above, the French Budget Law for 2004 (no. 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to individual and non-individual shareholders as of January 1, 2005. As of January 1, 2005, non-individual shareholders will no longer be entitled to use the avoir fiscal attached to dividends paid on December 31, 2004.

In addition, the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied on France Telecom at the rate of 25% of the net dividends before withholding tax paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

Under French domestic law, French companies must normally deduct a 25% French withholding tax from dividends (including distributions from share capital premium insofar as the company has distributable reserves) paid to non-residents. Under the U.S.-France Income Tax Treaty, such withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

Dividends paid to a U.S. holder that is entitled to the reduced rate of withholding tax, should be subject to French withholding tax at the reduced rate of 15%, provided, however, that such holder files the applicable form(s) before the date of payment of the dividends. If you have not completed the relevant form(s) before the dividend payment date, France Telecom shall deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

The French Budget Law for 2004 grants a tax credit equal to 50% of the dividend capped at €115 for single individuals and €230 for couples taxed jointly. The French tax authorities have not yet formally indicated whether an individual, U.S. tax resident who would have been entitled to a refund of the avoir fiscal pursuant to the provisions of the U.S.-France Tax Treaty will be entitled to receive a payment equal to this new tax credit (less any withholding tax to be levied).

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

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as the above-mentioned U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Any French withholding tax refund is generally expected to be paid within 12 months after the holder of shares or ADSs files the applicable form(s). However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

The relevant forms will be provided by the depositary to all U.S. Holders of ADSs registered with the depositary and are also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all forms completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any distribution (including distributions out of share capital premium and including any French tax withheld but not including the equalization tax, if any) will be included in your gross income as dividend income when any such payment is received by you (or the depositary, if you hold ADSs). Dividends paid by France Telecom will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

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

French withholding tax imposed on the dividends you receive at 15% under the U.S.-France Income Tax Treaty will be treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to applicable limitations, or you alternatively may choose to deduct all foreign taxes paid by you in a particular year as an itemized deduction. U.S. Holders should consult their tax advisers concerning the foreign tax credit implications of the receipt of a dividend from France Telecom.

Noncorporate U.S. Holders are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty that provides for the exchange of information (such as the U.S.-France Income Tax Treaty).

France Telecom currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. Holders of its shares and ADSs meet certain requirements. Some of the eligibility requirements are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

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

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized and your basis (determined in U.S. dollars) in the shares or ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

If you receive euro on the sale or other disposition of ADSs or shares, you will realize an amount equal to the U.S. dollar value of the euro on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the euro received equal to the U.S. dollar value of the euro on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the euro into U.S. dollars for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

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

United States Information Reporting and Backup Withholding

Dividend payments made to you and proceeds paid from the sale, exchange, redemption or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must furnish Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.5 DOCUMENTS ON DISPLAY

France Telecom is subject to the informational requirements of the Exchange Act, and files periodic reports and other information with the Commission. France Telecom has filed and will continue to file its Form 20-F and its interim reports on Form 6-K. You may read all or any portion of that information without charge at, and obtain copies thereof at prescribed rates from, the public reference facilities of the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A. The public may obtain information on the operation of the Commission’s public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission. These filings are also available to the public from commercial document retrieval services.

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

11.1.1 INTEREST-RATE RISK MANAGEMENT

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in Euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

11.1.1.1 DERIVATIVES

The following table provides details of outstanding derivatives at December 31, 2004 taken into account in the calculation of the average spot rate:

(in millions of Euros)	Due in less than 1 year	Due between 1 and 5 years	Due in more than 5 years	Notional amount(1)
Instruments used to hedge long-term debt
Swaps paying fixed rate and receiving variable rate	1,684	95	0	1,779
Swaps paying variable rate and receiving fixed rate	49	1,025	0	1,074
Swaps paying variable rate and receiving variable rate	50	279	0	329
Swaps of structured issues against payment of variable rate	152	110	0	262
Caps	–	450	0	450

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes

Trading swaps	500	1,125	355	1,980
Short-term swaps	629	–	0	629
Swaps hedging future issues	–	990	0	990
Interest rate collars (purchase of cap/sale of floor)	–	500	0	500
Caps	1,000	2,120	0	3,120

(1)	See Note 21 of the Notes to the Consolidated Financial Statements concerning the fair value of off-balance sheet financial instruments

11.1.1.2 ANALYSIS OF GROSS BORROWINGS BY INTEREST RATE

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest rate and currency swaps:

(in millions of Euros)	At December 31, 2004	At December 31, 2003
Bonds, bank loans and other long-term debt(1)
Less than 5%	2,422	7,224
Between 5% and 7%	14,006	14,065
Between 7% and 9%	12,481	17,038
Higher than 9%	2,130	2,085
Total fixed rate	31,039	40,412
(Weighted average spot rate: 6.77% at Dec. 31, 2004; 6.45% at Dec. 31, 2003)

Total variable rate	11,633	7,054
(Weighted average spot rate: 4.28% at Dec. 31, 2004; 4.88% at Dec. 31, 2003)

Total	42,672	47,466
(Weighted average spot rate: 6.09% at Dec. 31, 2004(2) ; 6.22% at Dec. 31, 2003)

Capital leases	832	355
Total long-term borrowings	43,504	47,821

Short-term borrowings excluding bank credit balances	3,540	597
(Weighted average spot rate: 2.66% at Dec. 31, 2004; 2.94% at Dec. 31, 2003)
Bank overdrafts	346	973
Total short-term borrowings	3,886	1,570

Total borrowings, gross	47,390	49,391
(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable into shares.

(2)	Same rate after taking into account swaps qualifying as trading.

11.1.1.3 MANAGEMENT OF FIXED RATE/VARIABLE RATE DEBT

The fixed rate portion of France Telecom’s gross borrowings after swaps decreased from 91% at December 31, 2003 to 73.5% at December 31, 2004, reflecting the fact that in 2004 repayments were mainly due on fixed-rate borrowings and that new borrowings were primarily issued at a variable rate: a €1 billion Floating Rate Notes (FRN) issue in January 2004, issues of treasury notes (of which €1,293 million remains outstanding at December 31, 2004), and a €3.5 billion private EMTN issue in 2004.

11.1.1.4 ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

■	Sensitivity of financial charges

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-	derivatives that do not qualify for hedge accounting represent 3.5% of gross borrowings net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €16 million in financial charges;

-	30% of net borrowings after taking into account any swaps designated as hedges (excluding swaps qualifying as trading) were issued at variable rates. A sudden 1% rise in interest rates would lead to an increase of approximately €133 million in financial charges.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €117 million in financial charges.

■	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% rise in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.8 billion, which represents 3.7% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

11.1.2 FOREIGN CURRENCY RISK MANAGEMENT

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom SA, Orange and TP Group.

	Currency							Euro millions
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into Euros	10% exchange rate fluctuation

FT S.A.	(409)	(2,022)	(949)	(194)	(4,558)	(10)		(2,881)	(320)
TP Group	(16)						(258)	(270)	29
Orange	(91)				0	0	72	5	(14)

Total (currency)	(516)	(2,022)	(949)	(194)	(4,558)	(10)	(186)	(3,146)	–

Total (Euros)	(379)	(495)	(1,346)	(126)	(613)	(1)	(186)	(3,146)	(305)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the Euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso.

These unfavorable exchange rate movements would result in a foreign exchange loss of €305 million.

11.1.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	a plan for improving operational performance;

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €11.7 billion with an average initial maturity of approximately 12.3 years at December 31, 2004;

-	OCEANE bonds issued for an amount of €1.15 billion with an average initial maturity of approximately 4.3 years at December 31, 2004 (see Note 17 of the Notes to the Consolidated Financial Statements);

-	EMTNs issued for an amount of €3.6 billion with an average initial maturity of approximately 1.9 years at December 31, 2004;

-	credit lines: after having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004 and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This new credit facility includes a 364-day renewable €2.5 billion tranche, and a €7.5 billion tranche with a maturity of 5 years (see Note 18 of the Notes to the Financial Statements).

■ Liquidity position

At December 31, 2004, the liquidity position as detailed below approximates €14 billion. Long-term borrowings due in 2005 are estimated at €7.5 billion (see Note 16 of the Notes to the Financial Statements).

(in millions of Euros)	At December 31, 2004	At December 31, 2003
Available draw-downs on the €10 billion credit line, reduced to €5 billion in 2004(1)	0	10,000
Available draw-downs on the €5 billion credit line(1)	0	5,000
Available draw-downs on the multi-currency credit line(1)	0	1,108
Available draw-downs on the new syndicated credit line(1)	10,000	0
Authorized overdrafts	150	150

France Telecom S.A. credit facilities(1)	10,150	16,258

Amounts not utilized under the Group’s other main credit facilities(2) (see Note 18 of the Notes to the Financial Statements)	719	0

Cash and cash equivalents and marketable securities (see Note 19 of the Notes to the Financial Statements)	3,452	5,224
Bank overdrafts (see Note 16 of the Notes to the Financial Statements)	(346)	(973)

Liquidity position at year-end	13,975	20,509
(1)	All of France Telecom S.A.’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year. On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA (see Note 18 of the Notes to the Financial Statements).

(2)	Amount decreased by €22 million corresponding to the amount not drawn down by Tele Invest II at December 31, 2004 (see Note 18 of the Notes to the Financial Statements) which was no longer available for draw-down after repayment by Tele Invest II of its credit facility on January 17, 2005 (see Note 31 of the Notes to the Financial Statements).

■	France Telecom’s credit ratings

At the date the 2004 financial statements were finalized, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-
Outlook	positive	positive	stable
Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and its short-term debt rating from P-3 to P-2. In addition, on June 14, 2004, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

A portion of the debt (€12.8 billion of the outstanding balance at December 31, 2004) includes step-up clauses.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 18, 2004 results in a 25-basis point decrease in interest rates for the bonds with time-lag step-up clauses, beginning with the interest payments in February 2004 for the Swiss franc denominated bonds issued in January 2001 and the interest payments in March 2004 for the US dollar, Euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €22 million before tax for 2004.

Moody’s upgrading of France Telecom’s rating on March 3, 2004 will result in a 25 basis point decrease in bonds with time-lag step-up clauses, beginning with the interest payments in March 2004 for bonds denominated in Euros and pound sterling issued in March 2001 and the interest payments in September 2004 for the US dollar denominated bonds issued in March 2001.

The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before taxes) of the upgrade by Moody’s is estimated to be only €13 million for 2004.

11.1.4 MANAGEMENT OF COVENANTS

■	Commitments with regard to ratios

Further to the new €10 billion syndicated credit line set up on June 22, 2004, which replaced all of France Telecom SA credit lines in force at December 31, 2003 or put in place in the first quarter of 2004, the company’s credit lines or borrowings are no longer subject to any specific covenants covering compliance with financial ratios.

However, most loans taken out by subsidiaries provide for a commitment to comply with specific financial ratios. The Group remains bound by the following commitments, in particular:

-	Certain financial ratios must be respected in connection with Orange’s receivables securitization programs (e.g. ratios of indebtedness and interest cover with respect to Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

-	TP SA has undertaken to respect certain financial ratios and targets, notably TP Group’s ratio of net debt to EBITDA,1 which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards, including certain contractual adjustments. EBITDA1 is calculated on a rolling 12-month basis.

At December 31, 2004, the ratios as calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP S.A., in respect of which France Telecom granted a guarantee (see Note 28 of the Notes to the Consolidated Financial Statements) was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP S.A. shares in October 2004 (see Note 3 of the Notes to the Consolidated Financial Statements) and January 2005 (see Note 31 of the Notes to the Consolidated Financial Statements), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in financial position

Most of France Telecom’s financing agreements, including in particular the new €10 billion syndicated credit line set up on June 22, 2004, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.’s bilateral credit lines, are not subject to cross default or early repayment clauses in the event of a material adverse change in the financial position of the borrower. The accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.: (i) standard repayment scenarios on the contractual maturity date of the programs at December 31, 2007 (renewable maturity); and (ii) accelerated repayment, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

11.2 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments, are presented in Note 21.

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

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

11.3 MARKET RISK ON SHARES

In 2003, France Telecom acquired options to purchase France Telecom shares for an amount of €9 million, which were intended to cover in part – and up to December 13, 2004 – the bonds exchangeable for France Telecom shares maturing in 2005. At December 31, 2004, these options had not been exercised and the bonds were redeemed in advance of term on December 13, 2004 (see Note 17.1 of the Notes to the Consolidated Financial Statements). At December 31, 2004, France Telecom SA no longer holds any options to purchase its own shares.

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

In 2004, France Telecom continued a group-wide program to reinforce the effectiveness of internal control in the production of financial and accounting data launched in 2003.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Audit and RSM Salustro Reydel served as France Telecom’s independent auditors for the year ended on December 31, 2002, for which audited financial statements appear in this annual report on Form 20-F. Upon expiration of its term as one of France Telecom’s independent auditors, RSM Salustro Reydel was not reappointed at the end of the shareholders’ meeting convened to approve the accounts for the year ended on December 31, 2002.

Deloitte & Associés and Ernst & Young Audit served as France Telecom’s auditors for the years ending on December 31, 2004 and 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Deloitte & Associés to France Telecom in 2004 and 2003.

	2004		2003
	Ernst & Young Audit	Deloitte & Associés	Ernst & Young Audit	Deloitte & Associés
Audit fees	19.3	17.2	13.7	10.9
Audit-Related Fees	3.7	2.4	2.6	1.8
Tax Fees	1.6	0.1	2.1	0.1
Other Fees	0.0	0.0	0.1	0.2
Sub-total	24.6	19.7	18.5	13.0
Consulting fees paid to French consulting entity(1)	0.0	0.0	0.0	1.1
Total Fees	24.6	19.7	18.5	14.1
(1)	These fees concern consulting activities with respect to customers services and cost-cutting which were provided by a consulting entity which was disposed of in early 2004.

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

Audit Committee Pre-Approval Policies and Procedures

France Telecom’s Audit Committee organizes the procedures for selecting the external auditors and provides a recommendation to the board of directors regarding their appointment and the terms of their compensation. The Audit Committee also examines auditor independence principles and rules relating to auditor services within France Telecom, and studies on a yearly basis the working plans of the external auditors and the scope of the audit.

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

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The only purchase made during 2004 on behalf of France Telecom or any “affiliated purchaser,” as defined in §240.10b-18(a)(3) was made on December 6, 2004 when France Telecom repurchased 34 shares to meet the requests for anticipated conversions of two France Telecom 4% bonds due November 29, 2005.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Financial Statements

France Telecom	Page
Independent Auditors’ Report of Ernst & Young Audit and Deloitte & Associés dated February 10, 2005 (except for Note 33, dated May 12, 2005)	F-1

Independent Auditors’ Report of Ernst & Young Audit and RSM Salustro Reydel dated March 4, 2003	F-2

Consolidated Statements of Income for the Years Ended December 31, 2004, 2003 and 2002	F-3

Consolidated Balance Sheets at December 31, 2004, 2003 and 2002	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2004, 2003 and 2002	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002	F-6

Notes to the Consolidated Financial Statements	F-8
Note 1—Description of business
Note 2—Summary of significant accounting policies
Note 3—Main acquisitions and divestitures of companies and changes in scope of consolidation
Note 4—Segment information
Note 5—Operating expenses
Note 6—Other non-operating income/(expense), net
Note 7—Income taxes
Note 8—Goodwill relating to consolidated subsidiaries
Note 9—Other intangible assets
Note 10—Property, plant and equipment
Note 11—Investments accounted for under the equity method
Note 12—Other investment securities
Note 13—Trade accounts receivable, less provisions
Note 14—Prepaid expenses and other current assets
Note 15—Deferred income
Note 16—Gross borrowings, cash and cash equivalents and marketable securities
Note 17—Bonds
Note 18—Credit lines
Note 19—Cash and cash equivalents and marketable securities
Note 20—Exposure to market risks and financial instruments
Note 21—Fair value of financial instruments
Note 22—Provisions and other liabilities
Note 23—Stock option plans
Note 24—Minority interests
Note 25—Shareholders’ equity
Note 26—Non refundable funds and equivalents
Note 27—Related party transactions
Note 28—Contractual obligations and off balance sheet commitments
Note 29—Litigation and claims
Note 30— Directors’ compensation
Note 31—Subsequent events
Note 32—List of consolidated companies and affiliates at December 31, 2004
Note 33—Supplemental disclosures

Item 19. LIST OF EXHIBITS

1.1	Bylaws (statuts) of France Telecom, as amended at the shareholders’ meeting of April 22, 2005.
2.1	Syndicated credit agreement for €10 billion dated June 22, 2004 among France Telecom and the several parties named therein.
2.3*	Indenture dated March 14, 2001, between France Telecom and, inter alia, Citibank, NA as Trustee.
4.1	Extracts of the minutes of the board of directors meeting of March 7, 2005 describing the compensation of Mr. Didier Lombard, Chairman and Chief Executive Officer of France Telecom.
8.0	Subsidiaries of France Telecom (see Note 32 of the Notes to the Consolidated Financial Statements).
10.1	Consent of Deloitte & Associés as auditors of France Telecom.
10.2	Consent of Ernst & Young Audit as auditors of France Telecom.
10.3	Consent of RSM Salustro Reydel as auditors of France Telecom.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
*	Incorporated by reference to France Telecom’s Annual Report on Form 20-F for the year ended December 31, 2000, as filed with the Commission on May 29, 2001.

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

ART (Autorité de regulation des télécommunications): French telecommunications regulatory authorities.

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

BAS (Broadband Access Server): Broadband access grouper which collects incoming and outgoing traffic to DSLAMs and ensures the interconnection with the operator’s IP network. The BAS is an essential element of an operator’s ADSL network. The grouping equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Bit: Abbreviation of BInary digiT. A unit of information codified in a binary (0 or 1) manner used by digital systems.

Blackberry: Wireless technology developed by Research In Motion (RIM) allowing personal assistants to continuously access and synchronize with the user’s e-mail.

Blog: Abbreviation for Weblog. Personal journal website, which essentially includes news that is published on a regular basis and is often arranged in anti-chronological order and contains external links.

Bluetooth: Bluetooth is a wireless transmission technology that enables the construction of medium-speed (approx. 700 kbits/s) and short-range personal networks, most notably point-to-point exchanges between fixed and mobile devices (PCs, PDAs, telephones, wireless headphones, printers). This technology allows for wireless connectivity between hardware via radio bandwidths of 2.4 GHz over distances of approximately 10 meters.

Broadband: Transmission technology in which a single medium (wire) can carry several channels at once. Term used to describe high speed networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connections provided from at least 128 Kbps downstream).

Centrex: Service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (Private automatic switch for businesses).

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

Cross-connect: Intelligent patch panel that creates connections from any port to any other port on the device by mean of a fully programmable path between all the ports.

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

Distribution frame: Telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber to transfer them to the local telephone switch.

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

DWDM: See Dense Wavelength Division Multiplexing.

Edge (Enhanced Data Rates for GSM Evolution): Radio technology constituting the intermediary stage between GRPS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with a nominal rates of up to 380 Kbits/s and effective rates of up to four times faster than GPRS.

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

FDD (Frequency Division Duplex): Means of allocating UMTS frequencies, which consists in assigning a distinct frequency channel for the uplink (from the mobile terminal to the base station) and another for the downlink (base station to the mobile terminal).

Frame relay: A data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard destined to facilitate the interconnection of networks. It enables the simultaneous connection, by statistical multiplexing, of several communications using a single access and permits high speeds.

Gateway: Interface making communication possible between two different networks. Some gateways are two-way and some are one-way.

Gbits or Gigabits per second: Billions of bits transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): Second generation mobile communication system (2.5 G) that allows for nominal volumes of up to 170 Kbits/s and effective volumes of approximately 50 Kbit/s.

GSM (Global System for Mobile Communications): European standard for second generation mobile telephones that operate in the 900 – 1800 MHz frequency bands.

Hotspot: Wi-Fi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptop computer, personal assistant) with wireless Internet connection with a rate of 11 or 54 Mbit/s depending on the Wi-Fi standard used (see Wi-Fi).

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

IP: see Internet Protocol.

IP Telephony: see Voice over IP.

Java: a programming language created by Sun and derived from C++ language. It allows small standalone applications (called “applets”) to be created, which run under different operating systems and may be inserted in an HTML document.

Kbit/s or Kilobit per second: Thousands of bits transferred per second on a transmission network. See bit.

Livebox: Terminal sold by France Télécom, which offers broadband modem, router and Wi-Fi and Bluetooth wireless access point functions and provides broadband Internet connection, television and Voice over IP.

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

MHz: Measure of frequency corresponding to one million cycles per second of an electric current (radio frequency) or a clock speed for microprocessors (computer).

Middleware: Layer of software between the operating system and the applications. This enables the provision of services, which do not exist in the operating system and serves as an abstract base for programming applications.

MMS (Multimedia Messaging Service): This service is an extension of SMS and e-mail. It allows the user to send multimedia documents through GPRS and UTMS mobile telephone networks and terminals.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. Livebox is the multiplay solution offered by France Télécom.

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

NRA: Subscriber connection nodes or switch towards which telephone lines of subscribers are directed.

Outsourcing: Service agreement between a company and an operator consisting in the transfer of the management of all the telecommunication or computing needs.

PABX or PBX (Private Automatic Branch eXchange): Private business switch.

PCBs (Polychlorinated Biphenyls): Chemical products used in certain electric installations particularly power generators and capacitors.

PDA (Portable Digital Assistant: A handheld computer with a memory size ranging up to several megabytes and a touch-sensitive screen, often using a stylus to input data. The PDA is mainly used for calendar, address book and memoranda functions, but technological progress has enabled advanced, office or multimedia functions to be incorporated (player for mp3, images, videos and sometimes a telephone).

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

Router: Interconnection gateway between several servers installed on a network node, whose function is to optimize the transmission of data and give users access to all available services on this network.

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

SMS (Short Message Service): Two-way short message service.

Spam: Flooding numerous users’ e-mail accounts by sending unsolicited “junk” electronic messages to promote products or services.

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

TDD (Time Division Duplexing): Means of allocating UMTS frequencies, which consists in allocating distinct time slots for the uplink (from the mobile terminal to the base station) and the downlink (base station to the mobile terminal) on the same frequency channel.

Transpac: see X 25.

UMTS (Universal Mobile Telecommunication System): Third generation mobile system (3G) that allows high volume communication (2 Mbits/s in symmetrical volume) on frequency bands of 1.9 to 2.2 GHz.

Unbundling: The obligation for operator-owners of local loops to provide to a third party operator pairs of bare copper wires. The third party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers with its own network. A housing of the equipment is also offered to third parties, in addition to the unbundling. The unbundling of the local loop can be shared or full. Shared unbundling enables the third party operator to offer a broadband service on the highest frequency spectrum of the local loop, whereas the operator-owner continues to provide the subscription and telephone service on the lowest frequency spectrum. Full unbundling allows the third party operator to control and use the full frequency spectrum of the local loop and provide telephone as well as broadband services.

UTRAN (UMTS Terrestrial Radio Access Network): UMTS access network.

Virtual Mobile Operator: See MVNO.

Virtual Private Network (VPN): A group of logically organized communication resources of the Public Switched Telephone Network which are offered by providers to clients as a private network.

Videophony: Technique consisting in telephoning and visualizing the person called on the screen, displaying photos, videos and using MMS services, by transmitting sound and images in real-time through a telephone line using a videophone. France Télécom’s videophony offer is “Maligne visio”.

VOD (Video on Demand): Option for selecting digital video content and downloading it from a computer or television onto a central server.

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

WDM (Wavelength Division Multiplexing): See Dense Wavelength Division Multiplexing.

Wide Area Network (WAN): Network spanning several buildings or a town. See MAN.

Wi-Fi (Wireless-Fidelity): Technology enabling the connection of wireless components using radio waves in the 2.4 GHz wavelength at a rate of 11MBit/s (standard 802.11b) or 54 Mbit/s (standard 802.11g). By extending Ethernet protocol in the radio area, Wi-Fi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances of up to 10 meters.

WiMax: Wireless broadband transmission standard operating at 70 Mbit/s (standard 802.16), which enables several Wi-Fi access points to connect to a fiber optic network and therefore increase the range of the Wi-Fi networks. With a nominal range of 50km, it should enable the development of city networks (MAN) based on unique access points over the long term.

Wireless Local Area Network (WLAN): Wireless Local Area Network. See LAN, Wi-Fi.

X 25: Standardized communication protocol permitting the establishment of a link between two pieces of equipment using a network known as a “packet switch”. The Transpac network was the first public X.25 network open to the world using this technology.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of France Télécom:

We have audited the accompanying consolidated balance sheets of France Télécom and its subsidiaries (the “Group”) as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and change in stockholders’ equity, for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of France Télécom and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in France.

Without qualifying the above opinion, we draw your attention to the following points presented in the notes to the financial statements with respect to:

■ The change in accounting method described in Note 2.1 regarding the accounting for and measurement of pension obligations and similar benefits, the consolidation of certain entities, and the accounting treatment for reductions of price or free products or services granted by companies to their customers, required respectively by the provisions of CNC Recommendation 2003-R01 of April 1, 2003, the provisions of CRC Regulation 04-03 of May 4, 2004, and the provisions of Opinion No. 2004-E of October 13, 2004 issued by the Urgent Issues Task force (“Comité d’Urgence”),

■ The European Commission decision with respect to the special French business tax regime as described in Note 29, which specifies that the request formulated by the European Commission qualifies as a contingent liability as defined by Article 212-4 of French Chart of Accounts.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by
Christian Chiarasini

Neuilly sur Seine and Paris, France

February 10, 2005 (except for Note 33 for which the date is May 12, 2005)

INDEPENDENT AUDITORS’ REPORT

The Directors and Shareholders

France Telecom

We have audited the accompanying consolidated balance sheet of France Telecom as of December 31, 2002, and the related consolidated statement of income, change in shareholders’ equity and cash flow, for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in France and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of France Telecom at December 31, 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for the year in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 to the extent summarized in Note 33 to the consolidated financial statements.

/s/ RSM SALUSTRO REYDEL	/s/ ERNST & YOUNG Audit
Represented by	Represented by
Guy Stievenart and Jean-Michel Charpentier	Gabriel Galet

Paris, France

March 4, 2003

FRANCE TELECOM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED	STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions, except per share data)		Year ended December 31,
	Note	2004	2003	2002
Sales of services and products	4	47,157	46,121	46,630
Cost of services and products sold (excluding items shown separately below)	5	(17,138)	(17,223)	(18,558)
Selling, general and administrative expenses	5	(11,194)	(11,117)	(12,579)
Research and development expenses	5	(564)	(478)	(576)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		18,261	17,303	14,917

Depreciation and amortization, excluding goodwill	9-10	(7,437)	(7,538)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	22		(211)	(199)

Operating income		10,824	9,554	6,808

Interest expenses, net (excluding perpetual bonds redeemable for shares – TDIRA)	16	(3,089)	(3,688)	(4,041)
Interest expense on TDIRA	26	(308)	(277)	–
Foreign exchange gain/(loss), net		180	(25)	136
Discounting of early retirement plan	22	(148)	(199)	(216)

Current income from integrated companies		7,459	5,365	2,687

Other non-operating income/(expense), net	6	113	(1,119)	(12,849)
Income taxes	7	(1,998)	2,591	(2,499)
Employee profit-sharing		(269)	(127)	(148)

Net income/(loss) from integrated companies		5,305	6,710	(12,809)

Equity in net income/(loss) of affiliates	11	4	(168)	(367)
Goodwill amortization	8-11	(1,788)	(1,677)	(2,352)
Exceptional goodwill amortization	8-11	(519)	(1,137)	(5,378)

Net income/(loss) of the consolidated group		3,002	3,728	(20,906)

Minority interests	24	(218)	(522)	170

Net income/(loss)		2,784	3,206	(20,736)

Earnings per share (in Euros)
Earnings per share
- basic
published		1.14	1.64	(19.11)

- diluted
published		1.12	1.60	(19.11)

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004, 2003 AND 2002

(Amounts in million of Euros)		At December 31,
	Note	2004	2003	2002
ASSETS

Goodwill, net	8	25,806	25,838	27,675
Other intangible assets, net	9	15,904	16,554	18,411
Property, plant and equipment, net	10	29,034	30,635	36,268
Investments accounted for under the equity method	11	174	205	2,564
Non-consolidated investments, net	12	760	1,045	1,418
Other long-term assets, net	2	1,635	3,171	2,501
Deferred income taxes, net	7	7,118	7,927	3,903

Total long-term assets		80,431	85,375	92,740

Inventories, net		579	516	696
Trade accounts receivable, less provisions	13	6,599	3,819	5,474
Deferred income taxes, net	7	1,431	1,429	416
Prepaid expenses and other current assets	14	3,833	3,470	4,397
Marketable securities	19	249	1,874	45
Cash and cash equivalents	19	3,203	3,350	2,819

Total current assets		15,894	14,458	13,847
TOTAL ASSETS		96,325	99,833	106,587
LIABILITIES AND SHAREHOLDERS’ EQUITY

Share capital		9,869	9,609	4,761
Additional paid-in capital		12,675	15,333	24,750
Retained earnings/(losses carried forward)		(3,137)	(9,239)	(5,434)
Net income/(loss) for the period		2,784	3,206	(20,736)
Foreign currency translation adjustment		(6,510)	(6,883)	(3,315)
Treasury shares				(9,977)

Shareholders' equity	25	15,681	12,026	(9,951)

Minority interests	24	4,052	5,966	9,780

Non-refundable funds and equivalents	26	5,149	5,279

Bonds	16	32,092	36,356	42,489
Other long- and medium-term debt, less current portion	16	3,934	2,408	4,409
Other long-term liabilities	22	4,458	5,986	14,978

Total long-term liabilities		40,484	44,750	61,876

Current portion of long- and medium-term debt	16	7,478	9,057	13,495
Bank overdrafts and other short-term borrowings	16	3,886	1,570	10,490
Trade accounts payable		7,786	7,368	8,503
Accrued expenses and other payables	22	7,142	9,040	7,395
Other current liabilities	22	790	1,378	1,712
Deferred income taxes, net	7	285	234	87
Deferred income	15	3,592	3,165	3,200

Total current liabilities		30,959	31,812	44,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		96,325	99,833	106,587

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of Euros, except per share data)

	Number of shares issued	Share capital	Additional paid-in capital	Retained earnings	Foreign cur. translation adjustment	Treasury shares	Total
Balance at January 1, 2002	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net loss for the year 2002				(20,736)			(20,736)
Movements in capital	36,326,781	146	522				668
Movements in holdings of treasury shares						(4,975)	(4,975)
Distribution				(1,056)			(1,056)
Translation adjustment					(4,152)		(4,152)
Other movements				(780)	(7)		(787)

Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206
Capital increase (FT Ambition Plan)	1,037,205,725	4,149	10,691				14,840
Employee share issue	7,350,628	29	58				87
Capital reduction through cancellation of treasury shares	(3,000,000)	(12)	(300)			312	–
Capital increase further to public tender offer for Orange shares	170,600,523	682	2,910				3,592
FT treasury shares transferred to Orange shareholders as payment for Orange shares						9,665	9,665
Impact of the loss on the exchange of shares on the Orange public tender offer				(7,638)			(7,638)
Tax impact on the loss on the exchange of shares on the Orange public tender offer				1,963			1,963
Capital increase on bond conversions	1,228	–	–				–
Allocation of France Telecom SA's statutory earnings			(22,776)	22,776			–
Translation adjustment					(3,614)		(3,614)
Other movements				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	15,333	(6,033)	(6,883)	–	12,026

Net income for the year 2004				2,784			2,784
Allocation of France Telecom SA's statutory earnings			(3,116)	3,116			–
Capital increase further to public exchange offer for Wanadoo shares	64,796,795	259	1,085				1,344
Costs relating to the Wanadoo capital increase			(12)				(12)
Capital increase further to the exercise of Wanadoo stock options	218,658	1	2				3
Translation adjustment					610		610
Distribution			(617)				(617)
Effect of changes in accounting methods for the early retirement plan, net of income taxes				(325)			(325)
Effect of consolidating Tele Invest and Tele Invest II				203	(269)		(66)
Effect of changes in accounting methods for certain customer retention programs for mobile telephones				(195)			(195)
Capital increase on bond conversions	1,145	–	–				–
Other movements				97	32		129

Balance at December 31, 2004	2,467,333,426	9,869	12,675	(353)	(6,510)	–	15,681

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS—YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions of Euros)			Year ended December 31,
	Note		2004	2003	2002
OPERATING ACTIVITIES
Net income/(loss)			2,784	3,206	(20,736)

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation of property, plant and equipment, intangible assets and goodwill	8 à 11		9,744	10,352	15,639
Provision for impairment of Equant tangible and intangible assets	6-9-10		483	–	–
Net loss/(gain) on sales of real estate			–	(31)	–
Net loss/(gain) on sales of tangible and intangible assets			(49)	(46)	(37)
Net loss/(gain) on sales of other assets	6		(695)	(309)	(960)
Change in other provisions	6		(1,503)	(399)	13,119
Undistributed earnings of affiliates			(3)	169	369
Deferred income taxes	7		1,129	(2,941)	1,586
Interest expense on TDIRA	26		295	253	–
Minority interests	24		218	522	(170)
Unrealized exchange rate gains (1)			(235)	(710)	–
Other non-monetary items			–	14	(232)

Change in working capital (trade)
Decrease/(increase) in inventories (net)			(65)	131	193
Decrease/(increase) in trade accounts receivable			561	1,470	1,219
Increase/(decrease) in trade accounts payable			240	(323)	(420)

Change in working capital (non-trade)
Net impact of sales of commercial receivables	2		–	(222)	797
Net impact of sales of future receivables			–	–	(82)
Net impact of sales of carry back receivables			–	–	1,111
Decrease/(increase) in other receivables			(400)	300	542
Increase/(decrease) in accrued expenses and other payables			314	(114)	(99)
Net cash provided by operating activities	(a	)	12,818	11,322	11,839

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (3)	9-10		(5,215)	(5,102)	(7,943)
Proceeds from sale of real estate	10		–	419	2,550
Proceeds from sale of property, plant & equipment and intangible assets			199	178	366
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	3		(2,373)	–	–
Payment of Equant CVRs	22		(2,015)	–	–
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	3		(469)	(161)	–
Purchase of treasury shares	3-25		–	–	(5,022)
Purchase of Orange SA shares: exercise of E. On put option	3		–	–	(950)
Exercise of the call option on NTL preferred shares			–	–	(1,092)
Change in net cash following the full consolidation of TP Group			–	–	144

Cash paid for investment securities and acquired business, net of cash acquired			(23)	(41)	(184)
Investments in affiliates	11		(14)	(35)	(146)
Proceeds on the sale of PagesJaunes shares	3		1,443	–	–
Proceeds on the sale of Orange Denmark shares	3		610	–	–
Proceeds on the sale of STM shares	3		472	–	–
Net impact of the sale of Wind shares	3		–	1,537	–
Net impact of the sale of Casema shares	3		–	498	–
Sale of Eutelsat and investment in BlueBirds	3		–	373	–
Proceeds on the sale of Sprint PCS shares	12		–	286	–
Sale of TDF sub-group and investment in Tower Participations	3		–	–	1,290
Proceeds from sales of investment securities and businesses, net of cash transferred	3-11-12		191	352	146
Decrease/(increase) in marketable securities and other long-term assets	19		1,630	(2,041)	(673)
Net cash used in investing activities	(b	)	(5,564)	(3,737)	(11,514)

FRANCE TELECOM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Euros)			Year ended December 31,
	Note		2004	2003	2002
Financing activities
Issuance of long-term debt	16		7,987	7,398	4,394
Repayment of long-term debt	16		(13,009)	(18,100)	(3,380)
Repayment of Tele Invest debt	2-3-16		(1,902)	–	–
Increase/(decrease) in bank overdrafts and short-term borrowings	16		599	(9,079)	(1,077)
Decrease/(increase) in cash collateral (2)	16		(219)	(551)	–
Non refundable funds and equivalents (TDIRA)	26		(130)	(794)	–
UMTS vendor financing			–	(531)	271
Capital increase	25		–	14,894	–
Minority shareholders' contributions			105	14	70
Dividends paid to minority shareholders	25		(144)	(119)	(77)
Dividends paid	25		(710)	–	(395)

Net cash used in financing activities	(c	)	(7,423)	(6,868)	(194)

Increase/(decrease) in cash and cash equivalents	(d)=(a)+(b)+(c	)	(169)	717	131

Effect of changes in interest rates on cash and cash equivalents			22	(186)	(255)
Cash and cash equivalents at beginning of period			3,350	2,819	2,943

Cash and cash equivalents at end of period			3,203	3,350	2,819
(1) Changes were previously recorded under "Decrease/(increase) in other receivables" for €(434) million for the year ended December 31, 2002.

(2)  Changes were previously recorded under "Decrease/(increase) in other receivables/Increase (decrease) in accrued expenses and other payables" for €(587) million for the year ended December 31, 2002.

Supplementary disclosures
(3)Increase/(decrease) in fixed asset vendors			(80)	(16)	(368)

Cash paid during the period for:
. Interest			(3,251)	(3,739)	(3,681)
. Income taxes			(769)	(325)	(959)
. Interest on perpetual bonds redeemable for shares (TDIRA)			(14)	(24)	–

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These financial statements were presented to the Board of Directors on February 9, 2005.

NOTE 1 - DESCRIPTION OF BUSINESS

The France Telecom Group (“France Telecom”), including in particular its main subsidiaries Orange, TP Group (the Polish telecommunications operator TP SA and its subsidiaries), Equant and PagesJaunes, is one of the leading telecommunications operators in Europe and the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles according to Standard 99-02 of the French Accounting Standards Committee (“Comité de la Réglementation Comptable” -CRC).

2.1 First-time application of new accounting standards and regulations

Scope of consolidation

CRC Standard 04-03 of May 4, 2004

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting provision that eliminates the requirement of owning shares in a controlled company in order for the company to be consolidated. This accounting provision amended the provisions of CRC Standard 04-03 applicable from January 1, 2004, and led France Telecom to fully consolidate at January 1, 2004 Tele Invest and Tele Invest II, companies belonging to the Kulczyk Holding consortium which acquired TPSA shares, and vehicles used in the context of receivables securitization programs.

The first-time application of this Standard to Tele Invest and Tele Invest II led to a €519 million reduction in minority interests (see Note 24), corresponding to the 13.57% interest these companies held in TPSA, a €699 million increase in goodwill net of amortization (see Note 8), a €66 million decrease in consolidated shareholders’ equity including translation adjustments (see Note 11), and a €2,155 million increase in gross borrowings for the Group (see Note 16). The impact of this consolidation in 2004 was a charge of €43 million in respect of the amortization of goodwill, €99 million in financial charges and no charges to the provision for risk recognized in a prior accounting period (€870 million at December 31, 2003), which was written back to shareholders’ equity at January 1, 2004. This consolidation did not impact the interim balances in the cash flow statement.

At January 1, 2004, the first-time application of this Standard to the Group’s securitization programs led to: (i) an increase of €3,143 million in “Trade accounts receivable, less provisions” due to the inclusion of receivables sold under this heading; a decrease of €1,718 million in “Other long-term assets, net” corresponding to net residual interest, and an increase of €41 million in marketable securities, and (ii) under liabilities, an increase of €1,462 million in “Other short-term borrowings” and an increase of €4 million in shareholders’ equity. The Group has also recorded €50 million in financial charges and a simultaneous decrease in the costs of receivables sales (see Note 6). The consolidation of the Group’s securitization vehicles at January 1, 2004 was confirmed by Opinion 2004-D of October 13, 2004 issued by the Urgent Issues Taskforce (Comité d’Urgence”), regarding the consolidation of Fonds communs de créances (mutual funds) and foreign entities.

At December 31, 2004, the net amount of receivables sold was €2,870 million, compared with €3,143 million at December 31, 2003, and net residual interest amounted to €1,455 million, compared with €1,718 million at December 31, 2003.

Personnel

Recommendation 03-R.01 of April 1, 2003 of the French National Accounting Board (“Conseil National de la Comptabilité”—CNC) relating to the rules for accounting for and the measurement of pension obligations and similar benefits and CNC statement of July 22, 2004 specifying terms and conditions for first-time application

This Recommendation establishes rules relating to the accounting treatment and measurement of pension obligations and is applicable from January 1, 2004. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social security charges and tax contributions. At January 1, 2004, France Telecom’s accounting and measurement of pension obligations and similar benefits were in compliance with this Recommendation.

The application of these rules has led to a €325 million reduction in shareholders’ equity net of the tax effect, including €302 million relating to early retirement programs for civil servants classified under “Employment termination benefits”, and €23 million relating to early retirement programs for contractual employees also included under this heading. In previous periods, these benefits were classified as pension obligations. The CNC’s statement issued in the second half of 2004 also led the Group to book additional actuarial adjustments as a deduction from shareholders’ equity in an amount of €18 million.

Comité d’Urgence Opinion 2004-F of October 13, 2004, relating to the accounting treatment of individual rights to training (“Droit individuel à la formation” - DIF).

This Opinion considers expenditure incurred in respect of employees’ individual rights to training as consideration for employees’ future, and not past, services, and therefore as a short-term obligation under the CRC Standard on liabilities.

As a result, where an agreement has been reached between the Company and the employee on a forthcoming training schedule, any expenditure incurred in this respect is recorded as a current expense, and no provision is recognized, although the credit of training hours available will be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed.

In certain limited cases, such as a claim for individual training leave (“CIF”), resignation or dismissal, where these expenses cannot be treated as consideration for future services, a provision is recognized in the related period as soon as the obligation towards the employee becomes more probable than not in accordance with the CRC Standard on liabilities.

In accordance with these provisions, Note 28 to the financial statements discloses training rights still to be claimed by employees.

Volume-based or time-based incentives and loyalty programs

Comité d’Urgence Opinion 2004-E of October 13, 2004 relating to the accounting treatment of volume-based or time-based sales incentives (rebates, free or discounted goods and services) granted by companies to their customers

This Opinion, effective immediately, sets out the rules for accounting for volume-based or time-based incentives (rebates, free or discounted goods and services) granted by companies to their customers. The scope of this opinion includes sales incentives based either on time or volume which grant benefits to be redeemed in the future by the customer. The nature of the award can either be a reduction of price or a free product or service. In light of this recent interpretation, all existing programs within France Telecom under which benefits or reductions are granted to customers have been reviewed. As a result, loyalty programs with a contract renewal obligation which compels customers to commit for a further term are now treated in a similar way to loyalty programs without contract renewal obligations, for which an accrual was recognized against revenues. The impact net of the tax effect on shareholders’ equity at January 1, 2004 was €(195) million. In the 2004 statement of income, the impact is €(73) million on operating income and €(48) million on net income for the year.

Assets

Standards applicable from January 1, 2004

CRC Standard 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

This Standard sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization of such costs. CRC Standard 03-05 is applicable to financial years commenced since January 1, 2004. However, as France Telecom already applies similar terms and conditions to those set out in the Standard, its application should not have a material impact on net income or shareholders’ equity.

CNC Recommendation 03-R-02 of October 21, 2003 relating to environmental issues

This Recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001 relating to the “recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies”. The CNC Recommendation is applicable to accounting periods commenced since January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities, but aims at achieving greater harmonization of the type of environmental disclosures made by different companies.

Standards applicable from January 1, 2005

The afore-mentioned CRC Standards, set for first-time application on January 1, 2005, were drawn up with the aim of harmonizing French accounting standards with International Financial Reporting Standards (IFRS). As the France Telecom Group will publish its consolidated financial statements under IFRS from January 1, 2005, the Group did not choose an early application of these standards.

CRC Standard 2004-06 of November 23, 2004 relating to the definition, accounting treatment and measurement of assets.

This Standard endorses the provisions of CNC Opinion 2004-15 of June 23, 2004 relating to the definition, accounting treatment and measurement of assets. This Opinion was drawn up with a view to bringing French accounting standards into line with IFRS (IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, IAS 2 Inventories and IAS 23 Borrowing Costs).

CRC Standard 02-10 of December 12, 2002 on depreciation, amortization and impairment of assets

This Standard redefines the notions of depreciation, amortization and impairment and indicates the circumstances when an impairment test should be performed on property, plant and equipment and intangible assets.

Tax

Comité d’Urgence Opinion no. 2005-A on the accounting treatment of the exceptional 2.5% tax on long-term capital gain special reserves (article 37 of the amended French Finance law no. 2004-1485 of December 30, 2004).

The Comité d’Urgence issued an Opinion on accounting for the exceptional 2.5% tax on long-term capital gain special reserves. France Telecom recognized a provision in accordance with this Opinion for an amount of €2 million (see Note 7).

2.2 Presentation of the financial statements and earnings per share data

The consolidated financial statements are prepared in Euros.

■	Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan are broken down by function as follows:

-	the cost of services and products sold represents the cost of services and products sold during the accounting period;

-	selling, general and administrative expenses reflect, respectively, the expenses resulting from the actions undertaken by the Company to sell its products and services, and the expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);

-	research costs include original work organized and conducted to gain understanding and new scientific or technical knowledge. Development costs include the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of materials, appliances, products, processes, systems or new or highly improved services, based on research findings or knowledge acquired.

■	Operating income before depreciation and amortization (“REAA”) represents the difference between revenues and operating expenses before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan. Operating income corresponds to REAA after depreciation, amortization and provisions, and amortization of actuarial adjustments in the early retirement plan.

■	The costs resulting from the discounting of the Group’s commitments under the French early retirement plan and from the French legal employee profit-sharing plan are presented as two separate line items in the consolidated statement of income after operating income.

■	“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions set aside in respect of investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes items which are considered material in relation to the scope of ordinary activity (real estate, commercial receivables, etc).

■	The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.

■	Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.

■	In the statement of cash flows, changes in bank overdrafts and in marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

France Telecom discloses both basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments at the year-end, including any stock options subject to the liquidity contract that France Telecom has established for Orange option holders, and the Wanadoo options (see Note 25.4). Diluted earnings per share are calculated based on consolidated net income adjusted for the financial impact of dilutive instruments and their effect on employee profit-sharing, net of the related tax effect. When the earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

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

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the Euro—except those subsidiaries operating in hyperinflationary economies—are translated into Euros as follows:

■	assets and liabilities are translated at the year-end rate;

■	items in the statement of income are translated at the average rate for the year;

■	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with high levels of inflation, but whose functional currency is not hyperinflationary, are re-measured into their functional currency, prior to translating into Euros, using the following method:

■	monetary balance sheet items are translated at the year-end rate;

■	non-monetary balance sheet items are translated at the historical rate;

■	items in the statement of income are translated at the average rate for the year except for charges to and reversals of depreciation, amortization and provisions, which are translated at the historical rate;

■	the translation adjustment resulting from the use of these different rates is recorded in the statement of income as an exchange gain or loss.

The financial statements of subsidiaries re-measured into their functional currency as described above are then translated into Euros using the method applied to other foreign subsidiaries of France Telecom which do not operate in countries with high levels of inflation.

The financial statements of foreign subsidiaries operating in countries with high levels of inflation, and whose functional currency is hyper-inflationary, are adjusted for inflation prior to translating into Euros, as follows:

■	non-monetary balance sheet, statement of income and cash flow items are adjusted for inflation based on the change in a general price index from the date of acquisition to the balance sheet date;

■	the gain or loss on the subsidiary’s net monetary position during the accounting period (determined on the basis of the change in the price index over the same period) is recognized in the statement of income as an exchange gain or loss;

■	the differences resulting from the application of the index of prices in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries previously adjusted for inflation as described above are subsequently translated into Euros as follows:

■	assets, liabilities, statement of income and cash flow items are translated at the year-end rate;

■	the translation gains and losses resulting from the use of the year-end exchange rate to translate assets and liabilities presented in the opening balance sheet are recorded as a separate component of shareholders’ equity.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods based on the income, cost or market value.

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

France Telecom generally analyses recoverable value based on the grouping of its activities within its principal sub-groups:

■	acquired mobile activities of Orange plc and those held previously by France Telecom;

■	Equant activities;

■	activities of Wanadoo relating to the Internet segment;

■	Wanadoo directory activities;

■	TP Group activities.

France Telecom considers that this level of analysis reflects:

■	the fact that the entities concerned have similar businesses or markets (technology, trademarks, customers, marketing);

■	the fact that the entities share common resources (IT platforms, R&D, management, financing);

■	the strategic premiums accepted by France Telecom to acquire these activities in order to group them with those held previously within coherent sub-groups in order to benefit from increased growth potential.

For other consolidated companies and equity accounted companies, recoverable value is assessed on an individual basis.

In order to determine whether or not an impairment loss should be recognized, the consolidated carrying value of the activity is compared with its recoverable value. Recoverable value is the higher of realizable value or the value in use.

Realizable value is determined as the best estimate of the selling price of an asset in an arm’s length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is determined on the basis of available market information taking into account specific circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom mainly uses the discounted cash flow method when assessing value in use. Discounted cash flows are determined using assumptions regarding economic conditions, regulations, license renewals and operating conditions forecasts used by the Management of France Telecom, as follows:

■	the cash flows used are based on business plans resulting from the planning process, over an appropriate timeframe of between 5 and 10 years;

■	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;

■	cash flows are discounted using rates appropriate to the nature of the activities concerned.

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

Revenue recognition

France Telecom’s principal sources of revenue are recognized as follows:

■	revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

■	revenues from incoming and outgoing traffic are recognized when the service is rendered;

■	revenues from sales of telecommunications equipment—net of discounts and similar commissions granted to distributors—and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

■	revenues from Internet advertising are recognized over the period that services are provided. Since 2003, the same applies to revenues from the sale of advertisements in electronic directories. Revenues from advertisements in printed directories are recognized when directories are published;

■	revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the statement of income on a straight-line basis over the duration of the contract;

■	revenues from value added services are presented net of payments to the providers of these services when the service provider is responsible for the contents thereof and for determining the price paid by the subscriber (shared revenue services).

Barter transactions on goods or services

Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services either provided or received, whichever is more readily determinable in the circumstances, irrespective of whether or not the goods bartered are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Company with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value.

Customer acquisition and retention costs

Customer acquisition and retention costs, other than those incurred in connection with the customer loyalty program, are expensed as incurred.

When retention costs form part of a loyalty program, commitments relating to these programs are deducted from revenues as and when the related rights are acquired by the customer. From January 1, 2004, in accordance with CNC Standard 2004-E of October 13, 2004, loyalty programs with a contract renewal obligation which compels customers to commit for a further term are now treated in a similar way to loyalty programs without contract renewal obligations.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred and amounted to €1,077 million for the year ended December 31, 2004 (€1,063 million in 2003).

Research and development

Research and development costs are expensed as incurred.

Website development costs

Website development costs are capitalized when all of the following conditions are met:

■	the website has serious chances of being technically successful;

■	the company intends to complete the website in order to use or sell it;

■	the company has the ability to use or sell the website;

■	the website will generate future economic benefits;

■	the relevant resources (technical, financial and others) are available to the company to complete the development of the website and to use or sell it;

■	the company has the ability to reliably measure the expenditures attributable to the website during its development.

Website development costs are expensed as incurred or capitalized depending on the development stage of the sites:

■	upstream research costs are expensed as incurred;

■	costs related to the development and creation of the design are capitalized if they meet the definition criteria for an asset;

■	costs incurred following completion of the website are expensed except if they allow the website to generate additional future economic benefits and if the attributable costs can be measured reliably.

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

Since January 1, 2004, entities to which commercial receivables are transferred under securitization programs have been consolidated.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and short-term investments with maturities of generally three months or less at the time of purchase. They are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable realizable value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value, taking into account future revenue expected from new subscriptions relating to mobile handset sales. Cost represents either acquisition or production cost and is generally determined using the weighted average cost method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized, but are subject to impairment tests (see below – Impairment of long-lived assets).

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the date on which the network concerned is technically ready for the effective marketing of services. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. Pursuant to the Opinion issued by the CNC’s Comité d’Urgence, the variable portion of these royalties (equal to 1% of the eligible sales generated by the third generation network) will be expensed as incurred. Financial charges related to financing mobile telephone licenses, such as UMTS licenses, are expensed as incurred.

Indefeasible Right of Use (IRU) is the right to use cable or transmission capacity (on land and submarine cables) for a specific period of time. IRUs are capitalized if France Telecom benefits from the right to use a specific portion of the underlying asset and if the period of time covered by such right represents the major part of the economic life of the underlying asset. IRUs that do not meet these requirements are accounted for as service agreements.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991 upon the creation of France Telecom as a public sector operator were recorded at net values in the balance sheet jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Property, plant and equipment acquired since that date are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as expenses incurred for improving the capacity of equipment.

Costs of dismantling and removing assets and restoring sites on which assets are located are included in the cost of the corresponding fixed assets.

Accrued interest on borrowings taken out to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repair and maintenance costs are expensed as incurred, except to the extent that they increase productivity or extend the useful life of an asset.

Depreciation of property, plant and equipment is calculated on the basis of the pattern in which the related asset’s future economic benefits are expected to be consumed. On this basis, the straight-line method is generally used with the following useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network software)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the property, plant and equipment financed and, consequently, are recognized in the statement of income according to the pattern in which the related asset’s future economic benefits are expected to be consumed.

Finance leases

Assets financed under leases which transfer the risks and rewards of ownership to France Telecom are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt. Leases are classified as finance leases if they fulfill any one of the following conditions:

–	the lease transfers ownership of the asset to the lessee by the end of the lease term;

–	the lessee has the option to purchase the asset and the conditions of the option are such that it is reasonably certain at the inception of the lease that the option will be exercised;

–	the lease term represents the major part of the estimated economic life of the leased asset;

–	the present value of the minimum lease payments is close to the fair value of the leased asset.

Where France Telecom transfers the risks and rewards of ownership of an asset to a third party under a lease, the asset concerned is treated in the same way as if it had been sold.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.), their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of future economic benefits expected to flow from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and operating condition forecasts used by the Management of France Telecom or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

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

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carryforwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured by applying the tax rates enacted at the balance sheet date, as applicable at the time the temporary difference is expected to reverse. Deferred tax assets and liabilities are discounted when the effect of discounting is material and the timing of reversals can be estimated reliably.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges related to these shares, except if net deferred tax assets were recognized at the same time as tax loss carryforwards of these companies.

Debt issuance costs

Debt issuance costs are capitalized and amortized over the term of the related debt instrument.

Costs of capital increases

In accordance with Opinion 2000-D issued by the CNC’s Comité d’Urgence, the external costs directly related to capital increases are deducted from the additional paid-in capital, net of any tax savings generated. Other costs are expensed as incurred.

Non refundable funds and equivalents

When, based on the terms of the contract or on the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the option of the lender or if it is redeemable for equity instruments, this instrument is shown under the heading “Non-refundable funds and equivalents.”

The perpetual bonds redeemable for shares (“TDIRA”) issued on March 3, 2003 by France Telecom are included under this heading.

Treasury share transactions

Treasury shares held by France Telecom are recorded at acquisition cost as a reduction in shareholders’ equity, except for those held for share price stabilization transactions or for the purpose of attribution to holders of stock options (including under the liquidity contract), which are recorded as marketable securities. Gains and losses on disposals of treasury shares recorded as a reduction in shareholders’ equity are recorded in consolidated retained earnings net of tax and, where applicable, net of any related discounting provision. In the statutory financial statements of France Telecom SA, provisions recorded for impairment of treasury shares held within investment securities, as well as provisions for risk relating to commitments to repurchase treasury shares, are eliminated in consolidation.

Derivatives

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, caps and floors, foreign exchange futures contracts on organized forward markets, forward exchange contracts, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Gains and losses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the losses and gains on the underlying transaction being hedged:

■	differences between interest receivable and interest payable on swaps, caps and floor designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to financial charges;

■	initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to financial charges. Subsequent gains and losses generated on these contracts due to exchange rate fluctuations are recorded as exchange rate adjustments resulting from the item hedged;

■	gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain transactions in compliance with France Telecom’s hedging policy do not qualify as hedge transactions for accounting purposes. Such transactions are evaluated as follows:

■	for operations on organized markets, margin calls are recorded directly in the statement of income;

■	net unrealized losses on over-the-counter instruments are fully provided for;

■	unrealized gains on over-the-counter instruments are recorded only upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the year-end, France Telecom has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

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

Contingent liabilities, representing obligations which are neither probable nor certain at the year-end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

In accordance with the transitional provisions established by CRC Standard 00-06 on liabilities, CRC Standard 02-10 and CRC Standard 03-07, applicable up to January 1, 2005, provisions for major repairs can be divided into two categories:

-	expenditure intended to fully or partly replace existing fixed assets;

-	expenditure scheduled for multi-annual major repair or overhaul plans, in accordance with the applicable laws or regulations or with the Company’s standard procedures, with the sole aim of verifying the proper working order of assets and providing maintenance services without extending the useful life of the assets beyond that originally assessed.

As regards the first category of expenditure, France Telecom capitalizes the cost of replacing existing assets. France Telecom is not exposed to the second category of expenditure in a material amount.

Securitization of future receivables

Sales of future receivables are recorded as a liability in the balance sheet.

Pension obligations and similar benefits

■	Post-employment benefits

-	Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the pension plan for civil servants and military personnel, which is administered by the French State.

The “France Telecom Law” – or “FT” law (French law no. 96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for pension or other plans of other civil servants.

-	Retirement indemnities and related obligations

In certain countries, legislation requires that lump sum retirement indemnities be paid to employees at certain periods or at retirement based upon their years of service. The actuarial cost of this obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

-	Other retirement plans

Where defined benefit plans exist, the actuarial cost of the related obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

The costs relating to defined benefit plans are expensed as incurred.

-	Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, healthcare cover and various other benefits to retirees. France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

■	Other long-term benefits

Other long-term benefits that could be granted by France Telecom consist primarily of long-service awards and long-term paid leave which are estimated on the basis of actuarial assumptions. France Telecom records the estimated actuarial cost of these commitments over the active life of the employees concerned.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

■	Employment termination benefits

-	Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years’ service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55. This indemnity declines progressively as the age at which they elect to retire approaches the normal retirement age.

This scheme, which was previously classified as a defined benefit pension plan, has been reclassified as employment termination benefits in accordance with new French accounting standards.

The amount booked as a provision in respect of France Telecom’s liability under this scheme is determined based on actuarial assumptions (see Note 22).

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

-	Other employment termination benefits

Where applicable, other employment termination benefits are also determined on an actuarial basis and a provision charged against income for the amount of the related obligation.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

Stock option plans

Grants of share subscription options and share purchase options are not recorded in the consolidated statement of income.

-	Plans managed by France Telecom Group subsidiaries

Shares of subsidiaries issued upon exercise of subscription options granted to employees are recorded as a share capital increase, based on the exercise price of the options, creating a dilution impact in France Telecom’s financial statements. When a dilution loss is probable and quantifiable, a provision is recorded.

With regard to share purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social security charges relating to stock option plans are provided for by the subsidiaries concerned when it is probable that the options will be exercised.

2.5 Use of estimates

France Telecom’s reported financial position and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by Management and the sensitivity of the reported results to circumstances and assumptions used by Management, are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with French generally accepted accounting principles requires the Management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets, investment securities as well as the description of liquidity.

NOTE 3 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES AND CHANGES IN

SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the year ended December 31, 2004 are as follows:

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

■	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (“offre publique mixte simplifiée d’achat et d’échange”) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.94% of the outstanding shares of Wanadoo. In exchange for those shares, France Telecom issued 64,796,795 new France Telecom shares (see Note 25), representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (“Conseil des Marchés Financiers” – CMF) published the results of the offer, and €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (“offre publique de retrait”) followed by a compulsory purchase procedure (“retrait obligatoire”) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

As indicated in Notice 2004-2409 issued by Euronext Paris SA on July 9, 2004, the Wanadoo shares were withdrawn from the Premier marché of Euronext Paris SA on July 26, 2004. As announced during the offer, the merger of Wanadoo SA into France Telecom was approved at the Ordinary and Extraordinary meeting of France Telecom shareholders on September 1, 2004.

The goodwill corresponding to the additional 29.10% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,238 million and is being amortized over 20 years.

■	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004 based on the initial terms and conditions. As indicated in Notice 2002-1120 issued by Euronext Paris SA on April 6, 2004, the Orange shares were withdrawn from the Premier marché of Euronext Paris SA, as well as from the London Stock Exchange, on April 23, 2004.

The number of Orange shares finally acquired by France Telecom up to December 31, 2004 through the compulsory purchase procedure and the liquidity contract totaled 55,767,974 shares (at a cost of €469 million), increasing France Telecom’s ownership in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 0.98% of Orange SA shares acquired by France Telecom amounted to €221 million and is being amortized over 20 years.

Main divestitures

■	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. At December 31, 2003, the value of this investment had been written down to zero in France Telecom’s 2003 financial statements. France Telecom offered no contractual guarantees as part of the disposal agreement.

■	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (“Autorité des Marché Financiers” - AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.93% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €201 million.

■	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco - True Corporation Public Company Limited (formerly Telecom Asia) and CP Group - on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 11).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.86%-owned subsidiary (see Note 28).

■	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €22 million. Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million (see Note 28).

■	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters - its partner in the joint venture - for US$110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million.

■	STMicroelectronics

On March 9, 2004, France Telecom redeemed all notes exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004 (see Note 17). Subsequently, the Group carried out a block sale of the 30 million shares initially underlying these notes on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital (see Note 12). The net impact on cash of this transaction for France Telecom amounted to €472 million and the net gain on disposal before tax was €241 million.

At December 31, 2004 France Telecom indirectly held (via FT1CI – see Note 12) 26.42 million STM shares underlying notes redeemable for STM shares maturing on August 6, 2005 (see Notes 17 and 28).

Main changes in the scope of consolidation (see Note 2)

The main changes in the scope of consolidation result from the application of CRC Standard 04-03 dated May 4, 2004 (see Note 2).

Additionally, pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less one share of TPSA’s capital, which was previously held by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling the latter to fully repay its borrowing of the same amount. As indicated in Note 2, the interest in Tele Invest, which had been consolidated since January 1, 2004, was deconsolidated upon completion of this transaction.

YEAR ENDED DECEMBER 31, 2003

Main acquisitions

■	Acquisitions of Orange SA shares through public offers

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares, raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those

Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares. The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represented €5,652 million, based on France Telecom’s closing share price of €21.25 on October 16, 2003, the date on which the Conseil des Marchés Financiers published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer for the outstanding shares in Orange, followed by a compulsory purchase, at a price of €9.50 per Orange share. The tender offer was not extended to the United States and could not be accepted by holders resident there. The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeal for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (“visa”) by the Commission des Opérations de Bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the French stock exchange regulatory authority (“Autorité des Marchés Financiers “ -AMF) - which replaced the COB and the CMF - decided to extend the tender offer procedure period until the Paris Court of Appeal had issued its decision. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

At December 31, 2003, goodwill corresponding to France Telecom’s additional 12.73% stake in Orange SA amounted to €2,790 million.

Main divestitures

■	Casema

In accordance with the agreement signed on December 24, 2002, France Telecom sold on January 28, 2003 100% of Casema to a group of financial investors made up of Carlyle, Providence Equity and GMT Communication Partners. The transaction valued the company, excluding borrowings, at €665 million.

This amount, paid in cash upon completion of the transaction, was partly allocated to repay bank borrowings amounting to €163 million at the time of the sale, including termination indemnities. The remaining amount of €502 million was used to settle the current account loans granted by France Telecom to Casema.

The net impact on cash of this transaction for France Telecom amounted to €498 million. The net gain on disposal before tax recognized in 2003 amounted to €16 million.

■	Eutelsat

On April 28, 2003, France Telecom sold its 23.11% stake in Eutelsat to BlueBirds Participations SARL (“BlueBirds”), in accordance with an agreement signed on February 4, 2003 with Eurazeo. This transaction valued France Telecom’s interest at €447 million. France Telecom reinvested €74 million to acquire 20% of BlueBirds, whose controlling shareholder is Eurazeo. Other financial investors also acquired interests to become minority shareholders of BlueBirds. The net cash proceeds generated by France Telecom as a result of the disposal amounted to €373 million. The net pre-tax gain amounted to €87 million, of which €14 million was recognized in 2003, representing the difference between the gain on disposal and the amount reinvested in BlueBirds, with the remaining balance being recorded as deferred income.

On distribution of the proceeds resulting from future divestment by BlueBirds of its Eutelsat shares, Eurazeo and the other financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% Internal Rate of Return (“IRR”). Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the remaining proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. Finally, the remaining proceeds will be shared by all shareholders.

France Telecom accounts for its investment in BlueBirds using the equity method. The carrying amount of its investment totals €52 million, which represents the amount of its investment net of the deferred gain on the 20% interest still indirectly held in Eutelsat. France Telecom’s interest in the net income of this company varies in relation to changes in France Telecom’s rights relating to BlueBirds’ net assets. This treatment is consistent with the preferential payment rights held by France Telecom and B shareholders. As France Telecom has no financial obligations towards Bluebirds, and since a portion of the gain on disposal has been deferred, the risk for France Telecom is nil.

In addition, France Telecom benefits from various rights - notably preemption rights and the right to receive fairness opinions - aimed at protecting its financial investment.

■	Wind

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

■	CTE Salvador

In accordance with an agreement entered into on September 8, 2003, France Telecom sold its stake in the historical El Salvador-based operator CTE Salvador on October 22, 2003 for €197 million. The net pre-tax disposal gain recognized in the accounts amounted to €78 million.

■	Nortel/Telecom Argentina

On December 19, 2003, France Telecom sold to Sofora - a company jointly held with Telecom Italia - Nortel Inversora shares representing 25.5% of the latter’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group - a major Argentinean investor - for €97 million. France Telecom also granted W de Argentina a call option on its remaining 2% interest in Sofora at a price of US$10,000 in return for a premium of €3 million. The net pre-tax disposal gain recognized in the accounts amounted to €97 million.

France Telecom did not grant any guarantees relating to the shares sold or the underlying assets.

YEAR ENDED DECEMBER 31, 2002

■	Full consolidation of the TP Group

At the April 2002 General Shareholders’ Meeting, the France Telecom/Kulczyk Holding consortium appointed the majority of the Supervisory Board members of TP SA. TP Group (TP SA and its subsidiaries) has therefore been fully consolidated in France Telecom’s financial statements since April 1, 2002. Before that date, TP Group was accounted for under the equity method.

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

In accordance with CRC Standard 99-02, the share of the revaluation of assets and liabilities attributable to the first block of shares, on the basis of the values used for the second block, was directly recorded in reserves for €243 million (See Note 25).

Main acquisitions

■	Orange SA - Exercise of the put option by E.On Group

In accordance with a put and call option contract dated November 2000 and amended in January 2002, the E.On Group exercised its put option on June 5, 2002 to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the sale of its interest in Orange Communications SA (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounted to €410 million at December 31, 2002 and is being amortized over 20 years (see Note 8). Following this operation, France Telecom owned 86.29% of Orange SA at December 31, 2002.

■	eresMas

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

Following the reevaluation of ereMas assets, the final goodwill amount at December 31, 2003 totaled €255 million (see Note 8). At January 1, 2003, Wanadoo España was merged into eresMas, renamed Wanadoo España.

Main divestitures

■	TPS (Télévision Par Satellite)

In accordance with an agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002 for €128.7 million. The disposal gain amounted to €177 million, taking into account previously recorded results.

■	Stellat

In accordance with an agreement signed on August 5, 2002, France Telecom sold satellite owner Stellat to Eutelsat in September 2002.

Prior to this divestiture, France Telecom had purchased from Europe*Star its shares in Stellat. After taking into consideration this purchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the 2002 consolidated statement of income was not material.

■	Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo) - the fixed line Indonesian telephone operator (in which France Telecom held 40%) - sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of Pramindo shares by the shareholders was performed in three steps:

•	30% of the shares were delivered in September 2002;

•	15% in September 2003; and

•	55% in March 2004.

The pre-tax gain recognized in 2002 on the sale of 30% of the shares amounted to €27 million.

The sale price for France Telecom amounted to US$147 million. Settlement was made in 2002 through a cash payment and promissory notes. France Telecom sold without recourse US$103 million of its notes on the Indonesian market in December 2002 and the remainder in January 2003.

■	TDF

Pursuant to an agreement signed on July 25, 2002, France Telecom sold its entire interest in the TDF Group to the holding company Tower Participations SAS in December 2002. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed to a share capital increase in Tower Participations SAS. The amount subscribed was €100 million, bringing France Telecom’s interest in Tower Participations SAS to 36%. France Telecom also subscribed €150 million to a convertible bonds issue launched by Tower Participations France, a subsidiary of Tower Participations SAS. This convertible bonds subscription was made on a pro rata basis to France Telecom’s stake in the capital of Tower Participations SAS. It represented France Telecom’s share in the shareholders’ financing of the TDF acquisition. France Telecom did not enter into any obligation which could result in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis to its interest, in the form of convertible bonds and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of current accounts amounted to €1.3 billion. The pre-tax gain recorded in the statement of income amounted to €486 million, representing the 63.8% effectively divested.

The shares of the new holding structure controlled by the financial investors were distributed as follows at December 31, 2002:

•	Investment funds - 44.2%

•	France Telecom through Cogecom - 36.2%

•	Caisse des Dépôts et Consignations - 19.6%.

Tower Participations SAS has been accounted for by the equity method since December 31, 2002.

NOTE 4 - SEGMENT INFORMATION

In order to better reflect the structure of its operations by its various activities and subsidiaries, France Telecom has defined the six following business segments: “Orange”, “Wanadoo”, “Fixed line, Distribution, Networks, Large customers and Operators”, “Equant”, “TP Group” and “Other International”.

France Telecom’s business segments develop in line with changes in its activities and organization.

France Telecom evaluates the performance of each segment and allocates resources based on the segment’s contribution to France Telecom’s cash flow. This is determined notably on the basis of operating income before depreciation and amortization or “REAA” (defined as operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan), and on the basis of investments made by the segment.

The “Eliminations and other items” column includes eliminations of inter-segment transactions and other non-material items used for reconciling data with France Telecom’s consolidated financial statements.

4.1 Breakdown by segment

The table below sets out the main operating indicators per segment for the years ended December 31, 2004, 2003 and 2002.

(in millions of Euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and other items	Total France Telecom
At December 31, 2004
Total sales	19,667	(2)	2,854	21,681	2,346	4,106	1,346	(4,843)	47,157

Of which Orange network sales(3)	18,090

Operating income/(loss) before depreciation and amortization (REAA)(4)	7,515		327	7,956	107	1,845	448	63	18,261
Depreciation and amortization	(2,737)		(70)	(2,970)	(381)	(973)	(214)	(92)	(7,437)
Amortization of actuarial adjustments in the early retirement plan(6)	–		–	–	–	–	–	–	–

Operating income/(loss)	4,778		257	4,986	(274)	872	234	(29)	10,824

Purchases of tangible and intangible assets
- UMTS and GSM licenses	7		–	–	–	–	1	–	8
- excluding UMTS and GSM licenses	2,433		127	1,439	189	717	223	(1)	5,127
- financed through capital leases	24		–	24	–	–	–	–	48

Total acquisitions	2,464		127	1,463	189	717	224	(1)	5,183

Average number of employees(1)	31,259		6,333	113,550	9,410	36,826	7,448	–	204,826
At December 31, 2003
Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales(3)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan(6)	–		–	(211)	–	–	–	–	(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	9,554

Purchases of tangible and intangible assets
- UMTS and GSM licenses	–		–	–	–	–	–	–	–
- excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
- financed through capital leases	–		–	–	–	–	–	–	–

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086

Average number of employees(1)	30,722		6,568	120,037	9,872	43,451	11,007	–	221,657

(1)	Average full-time equivalents
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of handsets and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.
(6)	See Note 2.

(in millions of Euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and other items	Total France Telecom
At December 31, 2002
Total sales	17,085	(2)	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630

Of which Orange network sales(3)	15,488		–	–	–	–	–	–	–

Operating income/(loss) before depreciation and amortization (REAA)(4)	5,146		90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)		(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan(6)	–		–	(199)	–	–	-	–	(199)

Operating income/(loss)	2,782		(6)	3,496	(321)	653	278	(74)	6,808

Purchases of tangible and intangible assets
- UMTS and GSM licenses	88		–	–	–	–	46	–	134
- excluding UMTS and GSM licenses	3,281		108	2,243	392	1,045	396	(24)	7,441
- financed through capital leases	27		–	3	–	–	57	–	87

Total acquisitions	3,396		108	2,246	392	1,045	499	(24)	7,662

Average number of employees(1)	30,876		6,761	131,311	11,928	45,222	14,047	–	240,145

(1)	Average full-time equivalents.
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of handsets and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation, and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.
(6)	See Note 2.

Components of the Wanadoo segment

The Wanadoo segment is comprised of two components – “Wanadoo Internet Access, Portals and e-Merchant” and “Directories”, which respectively comprise the following:

-	activities relating to Internet access provision, portals and e-commerce; and

-	the publishing of paper and electronic directories, primarily under the PagesJaunes trademark.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of Euros except for employees)	Access, portals and e-merchant	Directories	Other Wanadoo	Wanadoo Total
At December 31, 2004
Total sales	1,879	984	(9)	2,854

Operating income/(loss) before depreciation and amortization (REAA)(1)	(23)	413	(63)	327
Depreciation and amortization	(58)	(10)	(2)	(70)
Operating income/(loss)	(81)	403	(65)	257

Purchases of tangible and intangible assets (excluding licenses and capital leases)	118	8	1	127

Average number of employees(2)	1,915	4,233	185	6,333
At December 31, 2003
Total sales	1,708	918	(9)	2,617

Operating income/(loss) before depreciation and amortization (REAA)(1)	45	335	(33)	347
Depreciation and amortization	(83)	(13)	(1)	(97)
Operating income/(loss)	(38)	322	(34)	250

Purchases of tangible and intangible assets (excluding licenses and capital leases)	64	11	1	76

Average number of employees(2)	2,161	4,268	139	6,568
At December 31, 2002
Total sales	1,199	880	(4)	2,075

Operating income/(loss) before depreciation and amortization (REAA)(1)	(166)	288	(32)	90
Depreciation and amortization	(80)	(15)	(1)	(96)
Operating income/(loss)	(246)	273	(33)	(6)

Purchases of tangible and intangible assets (excluding licenses and capital leases)	92	14	2	108

Average number of employees(2)	2,323	4,282	156	6,761

(1)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation of tangible and intangible assets.

(2)	Average full-time equivalents.

4.2 Geographical breakdown

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Contribution to consolidated sales	47,157	46,121	46,630
France	27,625	27,060	27,403
United Kingdom	6,401	6,045	6,240
Poland	4,090	4,158	3,471
Other(6)	9,041	8,858	9,516

Tangible and intangible assets(1)	44,938	47,189	54,679
France(2)	15,596	16,735	18,733
United Kingdom(3)	15,190	15,715	17,203
Poland(4)	7,956	7,173	8,582
Other(5) & (6)	6,196	7,566	10,161

(1)	Excluding goodwill.

(2)	Including the UMTS license (€602 million) amortized since April 1, 2004, for which the amortization expense at December 31, 2004 was €27 million, and all shared network structures, notably the European backbone.

(3)	Including €5,539 million for the UMTS license at December 31, 2004, amortized since March 1, 2004. Changes in value of this license are due to currency movements, as well as an amortization expense of €272 million at December 31, 2004.

(4)	Including €400 million for the UMTS license at December 31, 2004. Changes in value of this license are mainly due to currency movements.

(5)	Including €465 million for the UMTS licenses at December 31, 2004. Changes in value of these licenses are mainly due to currency movements.

(6)	Includes all companies of the Equant group.

NOTE 5 - OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan, included in “Costs of services and products sold”, “Selling, general and administrative expenses” and “Research and development expenses”, can be analyzed as follows by nature:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	28,896	28,818	37,713

By nature
Of which:
- personnel costs	8,874	9,239	10,036
- external charges	18,617	18,012	19,992
- other operating expenses	1,405	1,567	1,685

By function
Of which:
- cost of services and products sold	17,138	17,223	18,558
- selling, general and administrative expenses	11,194	11,117	12,579
- research and development expenses	564	478	576

External charges (net of capitalized personnel costs) break down as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
External charges (net of capitalized personnel costs)	18,617	18,012	19,992
Commercial expenses(1)	6,085	5,514	5,767
Other external charges(2)	12,532	12,498	14,225

(1)	Commercial expenses include purchases of handsets, retail fees and commissions and advertising expenses.

(2)	Other external charges include purchases and payments to operators, overheads, operational and technical maintenance outsourcing fees, costs relating to furniture and computers, and purchases of equipment.

Personnel costs break down as follows:

	Year ended
(in millions of Euros, except number of employees)	December 31, 2004	December 31, 2003	December 31, 2002
Average number of employees(1) (full time equivalents)	204,826	221,657	240,145

- Wages and salaries	6,695	6,986	7,535
- Social security charges	2,392	2,471	2,705

Total personnel expenditure	9,087	9,457	10,240

- Capitalized personnel costs(2)	(444)	(408)	(431)
- Payroll taxes and other	231	190	227

Total personnel costs	8,874	9,239	10,036

(1)	Of whom approximately 42.5% were civil servants at December 31, 2004, 43.4% at December 31, 2003 and 42% at December 31, 2002.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

NOTE 6 - OTHER NON-OPERATING INCOME/(EXPENSE), NET

		Year ended
(in millions of Euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
Orange restructuring provisions and costs		(16)	(129)	(490)
Equant restructuring provisions and costs		(28)	(105)	(48)
TP Group restructuring provisions and costs		(34)	(5)	–
Other restructuring provisions and costs		(103)	(66)	(2)
Commitment signed with Kulczyk Holding to buy TPSA shares	28	(51)	(299)	(571)
Ivory Coast		(36)	9	(343)
Wanadoo vouchers(1)		(44)	–	–
Other provision movements(2)		174	(186)	(1,303)
Disposal gain - PagesJaunes	3	201	–	–
Disposal gain - STMicroelectonics	3	241	–	–
Other disposal gains and losses(3)		202	333	941
Dilution impact		51	1	34
Cost of receivables sales(4)	2	–	(104)	(62)
Loss on bond buybacks		(28)	(141)	–
Equalization payments on termination of interest rate swaps and collars		–	(58)	–
Dividends received		25	14	18
Provision for impairment of Equant tangible and intangible assets(5)	6-8-9-10	(483)	–	–
Perpetual bonds redeemable for France Telecom shares (TDIRA)		–	(431)	–
MobilCom	22	121	–	(7,290)
NTL		–	–	(1,926)
Noos		–	(125)	–
Wind		–	270	(1,627)
Other(6)		(79)	(97)	(180)

Total		113	(1,119)	(12,849)

(1)	Charges related to Wanadoo vouchers granted to the historical shareholders of Wanadoo who had held their shares since the initial public offering of Wanadoo on a continuous basis.

(2)	At December 31, 2004, other provision movements primarily include reversals of provisions amounting to: €95 million related to UNI2, €62 million following the payment related to Equant CVRs (see Note 22), and €61 million related to Telinvest. This item also includes an amount of €42 million charged to a provision to cover changes in commitments under various employee benefit schemes.

(3)	At December 31, 2004, other disposal gains and losses notably included a €73 million gain arising from the sale of Radianz, a €50 million gain on the sale of non-consolidated interests in Pramindo Ikat, and a €22 million gain relating to the disposal of the consolidated subsidiary, Orange Denmark.

(4)	Securitization vehicles were fully consolidated at January 1, 2004 (see Note 2).

(5)	At December 31, 2004, France Telecom booked an impairment charge of €483 million on Equant tangible and intangible assets.

(6)	Including, at December 31, 2004, €(57) million corresponding to the employers’ contribution in the context of the France Telecom share offer for Group employees (see Notes 25 and 31).

NOTE 7 - INCOME TAXES

7.1 France Telecom Group tax proof

Income taxes for 2004 are based on the application of the effective tax rate on pre-tax profit at December 31, 2004. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.93% for 2005 and 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Consolidated net income/(loss) before tax	5,000	1,137	(18,407)
Statutory tax rate	35.43%	35.43%	35.43%
Theoretical tax	(1,771)	(403)	6,522

Income/(loss) from affiliates accounted for under the equity method	2	(59)	(130)
Goodwill amortization	(817)	(997)	(2,739)
Other	588	4,050	(6,152)

Effective tax	(1,998)	2,591	(2,499)

In addition to the impact of goodwill amortization and income from companies accounted for under the equity method, the reconciled items mainly include:

■	In 2004:

-	The loss of €(309) million in tax loss carryforwards relating to Wanadoo SA and Wanadoo France following their merger with FT SA,

-	Reversals of valuation allowances and discounting provisions for €1,038 million relating to France Telecom SA (€877 million) and Orange (€161 million).

■	In 2003:

-	A tax gain of €2,684 million resulting from the reorganization of Orange’s operations.

-	For the FT SA tax consolidation group, a €1,100 million net deferred tax gain, relating primarily to a reversal of the deferred tax asset valuation allowance.

-	A €357 million reversal of the deferred tax asset valuation allowance relating to the Wanadoo tax consolidation group, concerning tax losses carried forward at December 31, 2002.

■	In 2002:

-	A €2,691 million addition to the deferred tax asset valuation allowance, net of the impact of discounting, relating to the FT SA tax consolidation group.

-	Impairments recognized under non-operating expense in the second half of 2002 on some subsidiaries (notably Wind for €1.6 billion), which did not result in the recognition of deferred tax assets.

-	Deferred tax assets related to tax losses carried forward by the Wanadoo SA tax consolidation group, which were fully provided for.

7.2 Income tax benefit/(charge)

The income tax split between the tax consolidation group and the other subsidiaries is as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
- Current taxes	(67)	0	14
- Deferred taxes	(1,090)	1,100	(1,602)
Former France Telecom SA tax consolidation group	(1,157)	1,100	(1,588)

- Current taxes	–	0	(576)
- Deferred taxes	–	1,861	45
Former Orange SA tax consolidation group(2)	–	1,861	(531)

- Current taxes	–	(18)	(2)
- Deferred taxes	–	231	70
Former Wanadoo SA tax consolidation group(1) & (2)	–	213	68

- Current taxes	(67)	–	–
- Deferred taxes	(1,090)	–	–
FTSA tax consolidation group (2004 structure)-see below	(1,157)	–	–

- Current taxes	(189)	0	0
- Deferred taxes	(8)	(293)	(208)
Orange UK Group	(197)	(293)	(208)

- Current taxes	(71)	(137)	(64)
- Deferred taxes	(45)	(7)	9
TP Group	(116)	(144)	(55)

- Current taxes	(149)	(8)	(85)
- Deferred taxes	0	(14)	25
Other French subsidiaries	(149)	(22)	(60)

- Current taxes	(393)	(187)	(200)
- Deferred taxes	14	63	75
Other foreign subsidiaries	(379)	(124)	(125)

Total income tax benefit/(charge)	(1,998)	2,591	(2,499)
Of which:
- Current taxes	(869)	(350)	(913)
- Deferred taxes	(1,129)	2,941	(1,586)

(1)	PagesJaunes was removed from this tax consolidation group in January 2004 following its initial public offering.

(2)	Included in the France Telecom tax consolidation group at January 1, 2004.

■	France Telecom tax consolidation group

At December 31, 2004, the France Telecom SA tax consolidation group comprised:

-	all Orange entities in France, which belonged to the former Orange SA tax consolidation group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

-	companies included in the former Wanadoo SA tax consolidation group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA has retroactive effect from January 1, 2004. €309 million in deferred tax assets relating to the tax losses carried forward by Wanadoo SA prior to the effective date of the merger, and which cannot be used by the merged entity, were cancelled at December 31, 2004.

The deferred tax charge for the France Telecom SA tax consolidation group mainly consists of:

-	the utilization of Orange France tax loss carryforwards, amounting to €(1,056) million;

-	the utilization of tax loss carryforwards relating to the former France Telecom tax consolidation group, amounting to €(252) million;

-	the loss of Wanadoo SA and Wanadoo France tax loss carryforwards, in an amount of €(309) million;

-	reversals of valuation allowances and discounting provisions in an amount of €1,038 million, and flows for the year in an amount of €(281) million;

-	the impact of the change in deferred tax rates (34.93% for 2005 and 34.43% for 2006 and thereafter) on tax loss carryforwards relating to Orange France and the former France Telecom tax consolidation group, amounting to €(230) million.

The discount rate used to calculate the deferred tax asset discounting provision was 4.5% (compared with 5.5% previously). The impact of this rate change works out at €261 million for the new tax consolidation group at December 31, 2004.

Based on its budgets, business plans and financing plans that reflect the financial position at December 31, 2004, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom SA and the companies within its tax consolidation group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable fixed line and mobile business in France.

The tax audit of France Telecom and its main French subsidiaries for fiscal years 1998 and 1999 is now complete. The reassessments relate mainly to timing differences in taxable amounts. The subsidiaries concerned have set out their comments to the tax authorities. With respect to the tax consolidation group, France Telecom lodged a claim with the tax authorities on July 15, 2004 challenging €97 million of the reassessments issued. At the same date, the Group paid €217 million in respect of reassessments with which it concurred.

The French entities have set aside a €2 million provision in connection with the special tax on long-term capital gains, as set forth in the amending Finance Law for 2004.

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom SA’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax asset valuation allowance. Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom SA share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom SA tax consolidation group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom SA tax consolidation group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax consolidation group for the year ended December 31, 2002 amounted to €1,602 million, after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

■	Former Orange SA tax consolidation group

Orange SA and its French subsidiaries have had their own tax consolidation regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax consolidation group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax consolidation group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2004 over 95% of Orange SA was directly or indirectly held by France Telecom SA, a French company subject to corporate income taxes. Therefore, since January 1, 2004, the members of Orange’s tax consolidation group have filed consolidated tax returns with France Telecom SA. This election was filed during January 2004. France Telecom SA and Orange SA have drawn up an agreement under which France Telecom SA undertakes to pay over to Orange SA the tax savings resulting from the use of Orange SA’s tax loss carryforwards against taxable profits generated by the companies which previously belonged to Orange SA’s tax consolidation group. This amount would be paid over to Orange at the time the related corporate income taxes are paid.

■	Former Wanadoo SA tax consolidation group

Wanadoo and its French subsidiaries have had their own tax consolidation regime since 2001. The Wanadoo tax consolidation group was terminated on January 1, 2004, following the merger of Wanadoo into France Telecom.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carryforwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax savings expected in the future as a result of the utilization of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans showed that the tax consolidation group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses were offset against the taxable profits generated by the French tax consolidation group during 2003, resulting in a deferred tax charge of €85 million.

Further to a review of taxation methods applicable to revenues received by Wanadoo SA during 2000 and deducted for tax purposes under the parent-subsidiary regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo SA, challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo SA on the purchase by two of its subsidiaries of their treasury shares. According to the tax authorities, the tax losses reported in 2000 no longer existed further to the reassessment, and as Wanadoo had utilized part of these losses in 2001, an additional amending reassessment was issued on November 24, 2004 in respect of fiscal year 2001. The Company has contested the principle of these reassessments, as well as the amounts specified in relation to 2000 and 2001. As France Telecom has subrogated Wanadoo in its rights and obligations, it intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the Company had recorded a provision for the tax risk, based on the estimated additional tax payable of €19 million, including late payment interest.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

7.3 Balance sheet tax position

The balance sheet tax position breaks down as follows by type of temporary difference:

	At
(in millions of Euros)	December 31, 2004	December 31, 2003
Early retirement plan	1,190	1,282
Impairment of long-lived assets	197	80
Temporarily non-deductible provisions and tax loss carryforwards	9,074	8,377
Other deferred tax assets	596	447
Excess tax depreciation and regulated provisions	(270)	(358)
Other deferred tax liabilities	(123)	(120)
Valuation allowance and discounting	(2,320)	(2,841)

Sub-total France Telecom SA tax consolidation group	8,344	6,867

- Tax loss carryforwards	-	2,335
- Other	-	(418)
Orange SA tax consolidation group(1)	-	1,917

- Tax loss carryforwards	-	351
- Other	-	(2)
Wanadoo SA tax consolidation group(1)	-	349

Other subsidiaries	(280)	(241)

Deferred taxes of the France Telecom group (net of valuation allowances of €5,255 million at December 31, 2004 and €5,721 million at December 31, 2003)	8,064	8,892
(1)	The Orange and Wanadoo tax consolidation groups have been included in the France Telecom tax consolidation group since January 1, 2004.

Apart from the amounts relating to the new France Telecom SA tax consolidation group, the valuation allowance and discounting provision relating to deferred tax assets primarily concern the tax loss carryforwards of foreign subsidiaries, in an amount of €2,935 million. The Group’s net position is presented as follows in the balance sheet:

	At
(in millions of Euros)	December 31, 2004	December 31, 2003
Long-term net deferred tax assets	7,118	7,927
Short-term net deferred tax assets	1,431	1,429
Long-term net deferred tax liabilities	(200)	(230)
Short-term net deferred tax liabilities	(285)	(234)

Total	8,064	8,892

NOTE 8 - GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of Euros)	Cost(1)	Accumulated amortization	Net book value	Net book value	Net book value

Orange	26,510	(6,243)	20,267	21,475	21,499

Orange PCS	19,991	(4,389)	15,602	16,841	19,342
Orange SA(2)	3,421	(234)	3,187	3,134	400
Orange Communications SA (Switzerland)	2,466	(1,253)	1,213	1,277	1,452
Other Orange(3)	632	(367)	265	223	305

Equant	4,573	(4,573)	0	514	655

Wanadoo	3,796	(1,390)	2,406	1,771	2,843

France Telecom SA (formerly Wanadoo SA and Wanadoo France)(4)	1,294	(101)	1,193	–	–
Wanadoo UK	1,710	(730)	980	1,041	1,683
Wanadoo España(5)	0	0	0	350	458
PagesJaunes	198	(64)	134	232	247
QDQ Media (formerly Indice Multimedia)	358	(292)	66	70	313
Other Wanadoo	236	(203)	33	78	142

TP Group(6)	3,380	(704)	2,676	1,773	2,195

Uni2(5)	718	(444)	274	0	0
JTC	340	(222)	118	130	141
Mauritius	141	(141)	0	0	160
Other(3)	411	(346)	65	175	182

Total	39,869	(14,063)	25,806	25,838	27,675

(1)	Goodwill in foreign currency is converted at the year-end rate.

(2)	Including €221 million in goodwill resulting from the tender offer followed by the compulsory purchase procedure and the liquidity contract.

(3)	Including goodwill relating to Dutchtone Group BV included under “Other” in 2003 and presented on the “Other Orange” line at December 31, 2004.

(4)	Including €1,238 million arising on the acquisition of minority interests in Wanadoo SA in 2004 and €56 million for prior years relating to Wanadoo SA and Wanadoo France. Goodwill arising on these two companies in 2002 and 2003 is presented on the Wanadoo line.

(5)	Goodwill relating to Wanadoo España was transferred to Uni2 further to the merger of Wanadoo España into Uni2 at December 31, 2004.

(6)	Including, at December 31, 2004, €829 million (gross value), and €(178) million in accumulated amortization charged since the date of acquisition in respect of the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (see Notes 2 and 3).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	25,838	27,675	34,963
Acquisitions(1)	1,488	2,893	850
Divestitures(2)	(309)	(55)	(95)
Effect of consolidating Tele Invest and Tele Invest II(3)	699	–	–
Effect of fully consolidating TP Group	–	–	2,564
Amortization	(1,786)	(1,643)	(2,233)
Exceptional amortization	(519)	(850)	(5,247)
Translation adjustment	423	(2,172)	(2,733)
Reclassifications and other	(28)	(10)	(394)

Closing balance	25,806	25,838	27,675
(1)	Including, in 2004: the purchase of Wanadoo SA shares generating goodwill of €1,238 million, and the acquisition of Orange SA shares further to the tender offer and compulsory purchase procedure and the related liquidity contract, giving rise to goodwill of €221 million.

(2)	Including, in 2004: €222 million relating to the sale of Orange Denmark, further to the transfer to Orange Denmark of a portion of the goodwill relating to OPCS, and €85 million relating to the flotation of 36.93% of PagesJaunes’ capital.

(3)	Including, at January 1, 2004: €829 million (gross value) and €(130) million in accumulated amortization charged since the date of acquisition up to December 31, 2003 in connection with the consolidation at January 1, 2004 of Tele Invest and Tele Invest II (see Notes 2 and 3).

The goodwill amortization charges (excluding exceptional amortization) relating to fully or proportionally consolidated companies are as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Orange(1)	(1,348)	(1,194)	(1,300)
Orange PCS	(1,057)	(1,030)	(1,133)
Other Orange(1)	(291)	(164)	(167)

Equant / Global One(2)	(15)	(33)	(492)

Wanadoo	(245)	(256)	(256)

TP Group(3)	(153)	(132)	(99)

Other(1)	(25)	(28)	(86)

Total	(1,786)	(1,643)	(2,233)
(1)	Including amortization of goodwill relating to Dutchtone Group BV, included under “Other” in 2003 and presented on the “Other Orange” line at December 31, 2004.

(2)	Excluding exceptional amortization.

(3)	Fully consolidated since April 1, 2002.

In the first half of 2004, goodwill relating to Equant was written down in full by way of an exceptional amortization charge of €519 million (€519 million group share). In addition, an impairment charge was taken on Equant’s tangible and intangible assets in the second half of 2004. The impairment charge - allocated in proportion to the net book values of the underlying assets – was recognized for a total amount of €483 million (261 million group share) (see Notes 6, 9 and 10).

At December 31, 2003, goodwill was written down by way of exceptional amortization as follows: Freeserve in the amount of €447 million (€318 million group share), reducing the company’s net book value at the year-end exchange rate to €782 million group share; QDQ Media in the amount of €245 million (€174 million group share), reducing the company’s net book value to €17 million group share; Mauritius Telecom in the amount of €143 million group share, reducing the net book value of Mauritius Telecom and its subsidiaries at the year-end exchange rate to €86 million at December 31, 2003.

At December 31, 2002, goodwill generated on the successive acquisitions of Global One and Equant was written down by way of an exceptional amortization charge in the amount of €4,244 million, and goodwill relating to Radianz was also written down (see Note 11), representing a charge of €4,375 million (€4,300 million group share). Consequently, Equant’s book value - translated into Euros at the year-end exchange rate - was reduced to €1,570 million (group share) at December 31, 2002.

Goodwill relating to Orange Communications SA was written down by way of exceptional amortization in the amount of €872 million (€872 million group share). This brought its group share book value to €2,321 million (including current accounts) at December 31, 2002. An exceptional write-down was also recorded in relation to JTC in the amount of €131 million (€115 million group share), bringing its book value – translated into Euros at the 2002 year-end exchange rate – to €309 million, group share.

Translation adjustments result from the recording in foreign currency of goodwill relating to non-Euro zone companies. The translation adjustments recorded in 2004 related mainly to the impact of exchange rate fluctuations against the Euro in the pound sterling (€42 million) and Polish zloty (€357 million).

Translation adjustments recorded in 2003 were primarily due to the impact of exchange rate fluctuations in the pound sterling (€1,592 million), the Polish zloty (€311 million), the Swiss franc (€96 million), and the US dollar (€108 million) against the Euro.

Translation adjustments recorded in 2002 were primarily due to the impact of exchange rate fluctuations in the pound sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the Euro.

NOTE 9 - OTHER INTANGIBLE ASSETS

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of Euros)	Cost	Accumulated amortization	Net book value	Net book value	Net book value

Telecommunications licenses	9,269	(1,223)	8,046	8,514	9,309
Patents and rights of use	493	(313)	180	259	432
Trademarks	4,473	(153)	4,320	4,404	4,811
Subscriber base	3,341	(109)	3,232	3,204	3,560
Other intangible assets	510	(384)	126	173	299

Total	18,086	(2,182)	15,904	16,554	18,411

Movements in the net book values of telecommunication licenses, trademarks and subscriber bases between December 31, 2003 and December 31, 2004 were mainly due to exchange rate fluctuations (see below) and to the amortization of UMTS licenses.

Movements in the net book values of other intangible assets were as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002

Opening balance	16,554	18,411	16,189
Acquisitions of UMTS licenses	–	–	134
Acquisitions of other intangible assets	72	77	107
Impact of acquisitions and divestitures (see Note 3)	(140)	(35)	1,957
Divestments	(2)	(8)	(25)
Amortization and provisions	(550)	(354)	(368)
Impairment of Equant intangible assets(1)	(229)	–	–
Translation adjustment	195	(1,507)	(1,344)
Reclassifications and other	4	(30)	(239)

Closing balance	15,904	16,554	18,411
(1)	At December 31, 2004, France Telecom booked an impairment charge against Equant intangible assets in an amount of €229 million, allocated in proportion to the net book values of the underlying assets (see Notes 6, 8 and 10).

At December 31, 2004, “Telecommunications licenses” primarily related to the net book value of UMTS and GSM mobile network operating licenses in the United Kingdom (€6.1 billion), in France (€0.6 billion), in Poland (€0.5 billion) and in the Netherlands (€0.4 billion).

The UMTS licenses to operate mobile networks are amortized on a straight-line basis from the date on which the network is technically ready to market services. Amortization therefore commenced in the United Kingdom on March 1, 2004 and in France on April 1, 2004. The total amount of amortization charged at December 31, 2004 in relation to these licenses was €272 million for the United Kingdom and €27 million for France.

At the Orange PCS level, given the extremely close technical and commercial links between the second and third generation services offerings, impairment tests on the UMTS license in the UK consisted of comparing the net book value of second and third generation intangible assets and property, plant and equipment with the expected cash flows over the remaining life of the UMTS license (see Note 2). These tests did not reveal the need for an impairment charge.

The GSM license granted to Orange France for a period of 15 years from March 25, 1991 expires in March 2006.

On March 25, 2004, Orange France SA received a letter from the French Telecommunications Ministry setting out the main terms and conditions applicable to the renewal of the company’s GSM license as from March 26, 2006, the license renewal date. Within the framework set out by the Telecommunications Ministry, Orange France SA will pay a fixed annual fee of €25 million plus a variable amount representing 1% of Orange France’s future GSM sales, for a period of 15 years as from March 26, 2006. All of the terms and conditions relating to the GSM license renewal are currently under discussion with the French Telecommunications Regulation Authority (ART) and the final provisions are expected to be confirmed during 2005.

“Patents and rights of use” include mainly patents and cable usage rights.

Net “Trademarks” relates mainly to the Orange trademark for an amount of €4,001 million, TP Group trademarks for €195 million and Equant trademarks for €124 million, after the €89 million impairment charge recognized in 2004.

The net “Subscriber base” item relates mainly to Orange in the United Kingdom for €1,696 million, TP Group in Poland for €1,052 million, and Equant for €150 million, after the € 109 million impairment charge recognized in 2004.

The translation adjustment for 2004 primarily concerns the impact of pound sterling exchange rate changes on intangible assets in the United Kingdom €10 million, the impact of Polish zloty exchange rate changes on intangible assets in Poland €227 million and the negative impact of the US dollar exchange rate changes on intangible assets in the United States (€40 million).

The translation adjustment for 2003 primarily concerns the negative impact of pound sterling exchange rate changes on intangible assets in the United Kingdom (€1,034 million), the negative impact of Polish zloty exchange rate changes on intangible assets in Poland (€256 million) and the negative impact of the weaker US dollar against the Euro (€122 million).

The translation adjustment for 2002 related mainly to the impact of changes in pound sterling exchange rates on intangible assets in the United Kingdom.

The impact of acquisitions and divestitures in 2004 relates mainly to the sale of Orange Denmark, representing €125 million.

In 2002, the impact of acquisitions and divestitures related mainly to the initial full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of Euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value

Land and buildings	11,248	(5,875)	5,373	5,899	6,129
Switching and transmission equipment	24,038	(19,372)	4,666	5,563	7,622
Cables and public infrastructure	24,851	(15,985)	8,866	9,056	10,730
Other network equipment	13,391	(7,082)	6,309	6,147	6,683
Computer and terminal equipment	9,556	(6,339)	3,217	3,214	3,543
Other tangible assets	2,693	(2,090)	603	756	1,561

Total	85,777	(56,743)	29,034	30,635	36,268

Changes in the net book value of property, plant and equipment are as follows:

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	30,635	36,268	31,728
Acquisitions of property, plant and equipment(1)	5,111	5,009	7,421
Impact of acquisitions and divestitures(2)	(250)	(1,100)	6,738
Sale of real estate	–	(381)	98
Retirements and other sales	(145)	(130)	(334)
Depreciation and provisions	(6,887)	(7,184)	(7,542)
Impairment of Equant tangible assets(3)	(254)	–	–
Translation adjustment(4)	810	(1,801)	(1,598)
Reclassifications and other	(14)	(46)	(243)

Closing balance	29,034	30,635	36,268

(1)	Including €48 million financed through capital leases at December 31, 2004.

(2)	Primarily representing: in 2004 the sale of Orange Denmark; in 2003, the sale of Casema (€676 million), and Salvador (€399 million), as well as the sale of 389 buildings (€419 million); in 2002, the full consolidation of TP Group (€7.4 billion), and the divestiture of the TDF sub group (€672 million).

(3)	At December 31, 2004, France Telecom booked an impairment charge against Equant tangible assets in an amount of €254 million, allocated in proportion to the net book values of the underlying assets (see Notes 6 and 9).

(4)	The translation adjustments in 2004 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the Euro totaling €829 million, €5 million and €(33) million, respectively at December 31, 2004. The translation adjustments in 2003 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the Euro totaling €(975) million, €(288) million and €(163) million, respectively at December 31, 2003. The translation adjustments for the year ended December 31, 2002 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the Euro.

NOTE 11 - INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

11.1 Carrying value of equity accounted investments

The carrying values of France Telecom’s investments in affiliates are as follows (in millions of Euros):

Company	Main activity	% control Dec. 31, 2004	December 31, 2004	December 31, 2003	December 31, 2002

Tower Participations SAS(1)	Broadcasting and audiovisual transmission	36.00	93	86	100

Wind Infostrada(2)	Telephone operator in Italy	–	0	0	1,596

Bitco/TA Orange Company Ltd(3)	Mobile telephone operator in Thailand	–	–	0	406

Radianz(4)	Equant subsidiary	–	0	47	97

Eutelsat(5)	Satellite organization	–	0	0	350

BlueBirds Participations France(6)	Satellite organization	20.0	52	52	0

Other			29	20	15

Total			174	205	2,564
(1)	Tower Participations SAS, a holding company for TDF, has been accounted for under the equity method since December 31, 2002 following France Telecom’s purchase of a stake in the company.

(2)	France Telecom sold its 26.58% stake in Wind in July 2003 (see Note 3).

(3)	On September 29, 2004, France Telecom reduced its interest in Bitco from 49% to 10%. At December 31, 2003, following a reassessment of the fair value of its shares, France Telecom wrote down the net book value of its Bitco equity-accounted shares to zero (see Notes 3 and 12).

(4)	Equant sold its 49% interest in Radianz to Reuters on October 21, 2004 (see Note 3).

(5)	Eutelsat was accounted for under the equity method from January 1, 2002. The majority of this holding was sold in 2003 (see Note 3). The residual interest held by TP Group was sold in 2004.

(6)	BlueBirds Participations France, which holds 23.1% of Eutelsat, has been accounted for under the equity method since May 1, 2003 following France Telecom’s purchase of a 20% stake in its capital (see Note 3).

11.2 Changes in the net book value of investments accounted for under the equity method

(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	205	2,564	8,912
Investments in affiliates, including share capital increases	0	87	260
Transfer to investment securities(1)	–	(34)	(51)
Net provision for impairment of equity-accounted investments(2)	–	(100)	(1,711)
Wind shareholder advance	–	32	–
Impact of acquisitions, divestitures and reclassifications(3)	(33)	(1,828)	(4,039)
Equity in net income/(loss) of affiliates	4	(168)	(367)
Goodwill amortization(4)	(2)	(34)	(119)
Exceptional amortization of goodwill(5)	–	(287)	(131)
Dividends received	(2)	(2)	(2)
Translation adjustment(6)	2	(25)	(188)

Closing balance	174	205	2,564
(1)	In 2003: TP Group’s stake in Eutelsat was reclassified to investment securities. In 2002, the interest held in Pramindo for €(42) million and in Technocom for €(9) million were reclassified to investment securities.
(2)	Primarily including for 2003, €(73) million relating to Bitco and TA Orange Company Ltd and €(33) million relating to Wind. For 2002, €(1,695) million relating to Wind and €(15) million relating to Novis.
(3)	Reflecting, in 2004: the sale of Radianz for €(52) million in October, the purchase of an additional 50% interest in SG EuroDirectory for €13 million in November, the reclassification of the negative value of Clix and Novis shares to a provision for €5 million; in 2003: the sale of Wind for €(1,537) million and Eutelsat for €(359) million; and in 2002: the effect of fully consolidating the Polish entities TP SA and PTK Centertel as from April 1, 2002 for €(4,552) million, the first-time consolidation of Eutelsat for €280 million and the deconsolidation of TPS further to its sale, for €67 million.
(4)	Including in 2003, a €(23) million charge relating to Wind and in 2002, €(47) million relating to Wind, €(31) million relating to TP Group and €(17) million relating to Bitco.
(5)	In 2003, €(287) million relating to Bitco and in 2002, €(131) million relating to Radianz.
(6)	Including, for 2002: €(122) million relating to TP SA before it was fully consolidated on April 1, 2002, and €(25) million relating to Bitco and TA Orange Company Ltd.

11.3 Goodwill related to investments accounted for under the equity method

At December 31, 2004, the net book value of the major goodwill items was as follows:

	At
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
Wind(1)	–	–	823
Radianz(2)	–	0	0
Bitco/TA Orange Company Ltd(3)	–	0	300
Other(4)	12	2	–

Total	12	2	1,123
(1)	Company sold during 2003 (see Note 3).
(2)	Company sold during 2004 (see Note 3).
(3)	The goodwill on Bitco/TA Orange Company Limited was fully amortized in 2003.
(4)	Acquisitions of shares in other companies gave rise to goodwill of €12 million in 2004.

11.4 Income/(loss) from companies accounted for under the equity method

	Year ended
(in millions of Euros)	December 31, 2004	December 31, 2003	December 31, 2002
TP SA(1)	–	–	6
Eutelsat(2)	–	24	70
Bitco / TA Orange Company Ltd(3)	–	(68)	(80)
Wind(2)	–	(70)	(305)
Tower Participations SAS	7	(13)
Radianz(3)	5	(36)
Clix	(3)
Novis	(6)	(5)
Other	1	0	(58)

Total	4	(168)	(367)
(1)	For three months in 2002 (fully consolidated from April 1, 2002) - see Note 3.

(2)	Companies sold during 2003 (see Note 3).

(3)	Companies sold in full or in part in 2004 (see Note 3).

NOTE 12 - OTHER INVESTMENT SECURITIES

France Telecom’s main investments in non-consolidated companies are as follows:

		At
	December 31, 2004				December 31, 2003	December 31, 2002
(in millions of Euros)	% interest	Cost	Provisions for impairment in value	Net book value	Net book value	Net book value
Bull SA and other instruments	10.1	445	(398)	47	0	0
Sprint PCS		–	–	–	–	0
MobilCom	28.3	0	0	0	0	267

Main listed companies		445	(398)	47	0	267

FT1CI	21	216	0	216	462	462
Satellite organizations(1)	5.4	67	(3)	64	98	94
Optimus (Portugal)	20.2	142	0	142	112	112
ONE GmbH (formerly Connect Austria)	17.5	225	(127)	98	95	90
Bitco (Thailand)	10.0	0	0	0	–	–
Noos		0	0	–	0	0

Main unlisted companies		650	(130)	520	767	758

Other		342	(149)	193	278	393

Total		1,437	(677)	760	1,045	1,418

(1)	Intelsat (5.44%) in 2004; Intelsat, Inmarsat and Eutelsat (TP Group’s interest) in 2003; Inmarsat and Intelsat in 2002.

BULL

On December 5, 2003, France Telecom sold all of its OCEANEs (bonds convertible or exchangeable for new or existing shares) in the IT group Bull, for a total amount of €9.8 million, adjustable under an earn-out clause. The gross value of these bonds totaled €32.8 million and was provided in full. The corresponding capital gain was recognized in the statement of income in 2004 as the sale contained a suspensive clause based on the implementation of Bull’s restructuring plan. In March 2004, the resale of the OCEANEs by the purchaser led France Telecom to receive additional proceeds of €1.8 million.

As part of Bull’s financial restructuring plan and in accordance with its support thereof announced in 2003, France Telecom invested €6.9 million in a share issue carried out by Bull. Further to these transactions, France Telecom’s interest in Bull has been increased to 10.1%.

Based on the outlook for Bull’s continuing activity, this stake is now recorded in France Telecom’s balance sheet at its market value of €47.4 million at December 31, 2004.

Sprint PCS

On June 20, 2003, France Telecom sold its 5.5% interest in the US-based telecommunications operator, Sprint PCS, for an amount of US$ 330 million (€286 million). The pre-tax capital gain arising on this sale, net of exchange rate fluctuation, amounted to €19 million.

MobilCom

France Telecom’s interest in MobilCom was reclassified in other investment securities in 2002 for its value under equity accounting which had been written down to zero in 2001 (see description of France Telecom’s relations with MobilCom set out in Note 22.5). The interest in MobilCom is included under “Investments in non-consolidated companies” as France Telecom has no representatives on MobilCom’s Management bodies.

FT1CI/ST Microelectronics

At January 1, 2004, France Telecom held 36.2 % of FT1CI, with the remaining stake held by Areva. FT1CI itself held 50% of STMicroelectronics Holding (“STH”), with the rest of that company’s capital held by the Italian-based Finmecanica. STH in turn held a 34.5% stake in STMicroelectronics N.V. (“STM”). France Telecom therefore had a total indirect interest in STM of approximately 6.3%.

On March 9, 2004, France Telecom redeemed all bonds exchangeable for STM shares which were due to mature on December 17, 2004 (see Note 17). On December 3, 2004, STH carried out a block sale on behalf of France Telecom of the 30 million STM shares initially underlying these bonds. France Telecom therefore indirectly sold the entirety of its available holding in STM at that date, representing 3.3% of STM’s capital. As part of this sale, FT1CI bought back from France Telecom 19.3% of its own capital, corresponding to the STM shares indirectly sold by France Telecom.

Therefore, at December 31, 2004, France Telecom held 21% of FT1CI, corresponding to 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005 (see Note 28).

Satellite organizations

New Skies Satellites (NSS)

On November 2, 2004, NSS, which is 2.9%-owned by France Telecom, sold all of its assets and liabilities to the Blackstone group, having received the approval of its shareholders. The sale agreement provides that the sale price must be fully paid over to NSS’s shareholders. France Telecom’s portion of this amount totaled US$27 million (€22 million). 95% of the sale price was paid on November 16, 2004, representing €21 million and the balance is due to be paid to the shareholders in February 2005. The pre-tax gain on this sale amounted to €3 million.

Intelsat

On August 16, 2004, Intelsat – 5.4%-owned by France Telecom – entered into an agreement with Zeus Holdings (“Zeus”), held by financial funds, providing for a merger between the two companies and the simultaneous withdrawal of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per share. This agreement was approved by Intelsat’s shareholders in the shareholders’ meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Note 31).

Inmarsat

On December 31, 2003 France Telecom sold its 5.3% interest in Inmarsat for US$79 million (€64 million). The pre-tax gain on this sale amounted to €35 million.

Eutelsat

On September 27, 2004, TPSA sold its 2,34 % interest in Eutelsat. The pre-tax gain on this sale amounted to €23 million.

Optimus (Portugal)

OPTIMUS is not consolidated as Orange holds only 10.09% of its voting rights.

Bitco (Thailand)

On September 29, 2004, Orange reduced its interest in Bitco from 49% to 10% (see Notes 3 and 28).

Noos

At the beginning of 2003, under NTL’s restructuring plan (see above), NTL securities amounting to €125 million - received by France Telecom following its sale of Noos shares - were cancelled in exchange for the 27% stake NTL held in Noos since the 2001 sale, which were pledged for the benefit of France Telecom. At December 31, 2003, the present value of these shares, based on a multi-criteria valuation approach, was zero and therefore France Telecom wrote down its interest in the company in full.

At December 31, 2004, France Telecom sold all of its Noos shares and the related provision was written back in full.

Pramindo Ikat

On December 31, 2004, France Telecom sold all of its shares in the non-consolidated company, Pramindo Ikat. The capital gain on this sale amounted to €50 million.

NOTE 13 - TRADE ACCOUNTS RECEIVABLE, LESS PROVISIONS

The main change in this item in 2004 was due to the consolidation of the Group’s securitization vehicles at January 1, 2004 (see Note 2).

At December 31, 2004, the gross value of trade accounts receivable was €7,975 million. Provisions set aside in respect of this item amounted to €1,376 million (€1,325 million at December 31, 2003 and €1,625 million at December 31, 2002), representing a net trade receivables amount of €6,599 million. Provisions are based on an individual or statistical assessment of the risk of non-recovery (see Note 2).

As regards assets covered by commitments, at December 31, 2004, outstanding sold receivables amounted to €2,870 million (see Note 28.3).

NOTE 14 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

This item primarily includes:

■	At December 31, 2004, deductible VAT (€1.5 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.2 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial items (€0.2 billion).

■	At December 31, 2003, deductible VAT (€1.3 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.3 billion), prepaid expenses relating both to operating activities (€0.4 billion) and to financial items (€0.3 billion). NTL debt securities received by France Telecom included under this heading at December 31, 2002 were cancelled as a result of the exchange of the 27% stake in Noos owned by NTL since the 2001 sale.

■	At December 31, 2002, deductible VAT (€1.4 billion), income tax advances (€0.3 billion), borrowing issuance costs to be amortized (€0.3 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial items (€0.2 billion). At the same date, prepaid expenses and other current assets also included €125 million corresponding to NTL debt securities, net of related provisions, following payment received from Morgan Stanley Dean Witter Private Equity.

NOTE 15 - DEFERRED INCOME

Deferred income notably includes:

■	At December 31, 2004, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.9 billion), advertising revenue from telephone directories (€0.5 billion), and civil engineering services relating to the transfer of cable networks (€0.5 billion).

■	At December 31, 2003, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.5 billion), advertising revenue from telephone directories (€0.5 billion), and civil engineering services relating to the transfer of cable networks (€0.6 billion).

■	At December 31, 2002, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.3 billion), advertising revenue from telephone directories (€0.3 billion), and civil engineering services relating to the transfer of cable networks (€0.6 billion).

NOTE 16 -	GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

16.1 Schedule of gross borrowings, cash and cash equivalents and marketable securities

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after the year-end.

(in millions of Euros)		Maturities
	Note	2005	2006	2007	2008	2009	2010 and beyond	Total over one year	At Dec. 31, 2004	At Dec. 31, 2003	At Dec. 31, 2002
Long-term borrowings
Bonds	17	4,947	3,760	3,427	5,075	3,879	15,951	32,092	37,039	44,485	53,286
Capital leases(1)		69	71	101	60	68	463	763	832	355	420
Other long-term borrowings(2)		2,462	1,537	970	271	182	211	3,171	5,633	2,981	6 687

Total		7,478	5,368	4,498	5,406	4,129	16,625	36,026	43,504	47,821	60 393

Short-term borrowings
Bank loans		75	–	–	–	–	–	–	75	197	8,024
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		548	–	–	–	–	–	–	548	253	–
Treasury bills		1,293	–	–	–	–	–	–	1,293	2	1,058
Bank overdrafts		346	–	–	–	–	–	–	346	973	1,273
Other short-term borrowings		1,624	–	–	–	–	–	–	1,624	145	135

Total		3,886							3,886	1,570	10,490

Total gross borrowings	A	11,364	5,368	4,498	5,406	4,129	16,625	36,026	47,390	49,391	70,883

Marketable securities(3)	19	249	–	–	–	–	–	–	249	1,874	45
Cash and cash equivalents	19	3,203	–	–	–	–	–	–	3,203	3,350	2,819

Total cash and cash equivalents and marketable securities	B	3,452	–	–	–	–	–	–	3,452	5,224	2,864

Total gross borrowings, net of cash and cash equivalents and marketable securities at year-end	A-B	7,912	5,368	4,498	5,406	4,129	16,625	36,026	43,938	44,167	68,019

(1)	At December 31, 2004, including €495 million relating to the payments outstanding under Orange’s capital lease in the UK (€23 million at December 31, 2003). In the second half of 2004, Orange in the United Kingdom received a total of €462 million relating to amounts deposited with UK financial institutions representing the net present value of its commitments under its 1997 capital lease. Previously, this resulted in the offset of the deposit amount and the capital lease obligation, as the operation was similar in substance to an early extinguishment of capital lease commitments. The “in substance defeasance operations” relating to capital leases entered into in 1995 by Orange in the UK remain in force at December 31, 2004 (see Note 28).
(2)	Primarily including bank loans that were long-term and medium-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries. This line includes ETMN (Euro Medium Term Notes) issued in 2004 for a total amount of €3.5 billion.
(3)	Including short-term investments in mutual funds (“SICAV de trésorerie” and “Fonds communs de placement”) amounting to €238 million at December 31, 2004 and €1,839 million at December 31, 2003, representing a decrease of €1,601 million year-on-year.

The consolidation of securitization vehicles (see Note 2) at December 31, 2004 had the following impact on borrowings:

-	an increase of €1,460 million in “Other short-term borrowings”,

-	an increase of €41 million in cash and cash equivalents.

The consolidation of Tele Invest and Tele Invest II (see Note 2) and the purchase by Cogecom on October 12, 2004 of TP SA shares held by Tele Invest for an amount of €1,902 million had the following impact on borrowings:

-	an increase of €2,155 million in gross borrowings further to the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (no impact on cash),

-	the repayment by Tele Invest of its €1,902 million debt (cash impact).

At December 31, 2004, Tele Invest II’s borrowings amounted to €349 million.

Breakdown of gross borrowings, net of cash and cash equivalents and marketable securities by maturity (in millions of Euros)
December 31, 2004		December 31, 2003

		Before end-December 2004	5,403
Between January and December 2005	7,912	Between January and December 2005	8,415
Between January and December 2006	5,368	Between January and December 2006	4,192
Between January and December 2007	4,498	Between January and December 2007	2,834
Between January and December 2008	5,406	Between January and December 2008	5,282
Between January and December 2009	4,129	January 2009 and beyond	18,041
January 2010 and beyond	16,625

Total	43,938	Total	44,167

At December 31, 2004, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 6.58% (7.05% in 2003).

Covenants

The covenants on France Telecom’s borrowings and credit lines are presented in Note 20.4.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. France Telecom has issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for Euros. In 2004, the rise of the Euro resulted in a decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €1,129 million in 2004 (€910 million in 2003). These amounts are included under “Other long-term assets” (see Note 28.2.4).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Note 28).

16.2 Gross borrowings, cash and cash equivalents and marketable securities by currency

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2).

Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency

(equivalent value in millions of Euros at the year-end exchange rate)
	FT SA	TP Group	Other		Total
Euro	36,244	258	1,580	(1)	38,082
USD	220	16	(260)		(24)
GBP	1,643	-	844	(2)	2,487
PLN	495	1,667	-		2,162
Other currencies	1,258	-	(27)		1,231

Total	39,860	1,941	2,137	(3)	43,938

(1)	Including the impact of consolidating the securitization vehicles of France Telecom SA (€787 million) and Orange France (€371 million).
(2)	Including the impact of consolidating the securitization vehicle of Orange UK (€261 million).
(3)	Including €1,133 million relating to Orange.

NOTE 17 - BONDS

The table below provides an analysis of bonds by issuer:

(in millions of Euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
France Telecom SA – bonds convertible, exchangeable or redeemable into shares	17.1	1,592	6,838	11,192
France Telecom SA – other bonds	17.1	33,264	35,072	38,351
TP Group	17.2	2,112	2,021	2,559
Other issuers(1)		71	554	1,184

Total bonds		37,039	44,485	53,286

(1)	Including Orange: €29 million at December 31, 2004, €512 million at December 31, 2003, and €1,140 million at December 31, 2002.

17.1 France Telecom SA

The tables below give details of outstanding bonds at December 31, 2004 issued by France Telecom SA, excluding accrued interest and before taking into account the impact of interest or currency swaps:

Bonds convertible, exchangeable or redeemable into shares

(in millions of Euros)						Year ended
Currency	Amount issued(1)		Original maturity	Interest rate (%)		December 31, 2004	December 31, 2003	December 31, 2002
Euro	3,082	(2)	2003	2.500	(2)	-	-	3,082
FRF	13,322	(3)	2004	2.000	(3)	-	2,030	2,030
Euro	623	(4)	2004	4.125	(4)	-	-	623
Euro	1,523	(5)	2004	1.000	(5)	-	1,523	1,523
Euro	3,492	(6)	2005	4.000	(6)	-	2,843	3,492
Euro	442	(7)	2005	6.750	(7)	442	442	442
Euro	1,150	(8)	2009	1.600	(8)	1,150	-	-

Total bonds convertible, exchangeable or redeemable into shares						1,592	6,838	11,192

(1)	In millions of currency.

(2)	Bond redeemed in cash in February 2003.

(3)	Bond with a face value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 12.17 France Telecom shares per bond, i.e. a conversion price of €65.735 per share, subject to adjustment. On April 1, 2004, France Telecom SA redeemed the total amount outstanding on this bond convertible into France Telecom shares at par.

(4)	Bond with a face value of €1,000, exchangeable for Panafon shares between January 8, 2000 and November 29, 2004 at a ratio of 69.9574 shares per bond, i.e. a conversion price of €14.29 per share. On July 22, 2003, France Telecom proceeded with an early redemption of these bonds at par.

(5)	Bond with a face value of €1,000, exchangeable for STMicroelectronics shares at a ratio of 19.6986 STMicroelectronics shares per bond, i.e. a conversion price of €50.765 per share, subject to adjustment. On March 9, 2004, France Telecom SA proceeded with an early redemption of all of these bonds at par through a cash payment.

(6)	Bond with a face value of €1,000, exchangeable for France Telecom shares at a ratio of 17.2944 France Telecom shares per bond, i.e. a conversion price of €57.82 per share, subject to adjustment. On December 13, 2004, France Telecom redeemed all of these bonds at par in advance of term.

(7)	Bond with a face value of €20.92 redeemable in STMicroelectronics shares between January 2, 2004 and July 27, 2005.

(8)	Bond with a face value of €2,581 convertible or exchangeable into new or existing France Telecom shares (OCEANE) from October 20, 2004 at a rate of 100 France Telecom shares per bond, i.e. a conversion price of €25.81 per share, subject to adjustment.

Other bonds

(in millions of Euros)				Year ended
Currency	Amount issued(1)	Maturity	Interest rate	December 31, 2004	December 31, 2003
Euro	1,000	2005	6.125	990	990
Euro	2,750(4)	2005	5.000	2,466	2,466

GBP	500	2005	7.000	497	497

FRF(5)	2,000	2005	4.800	305	305

FRF(5)	1,000(2)	2005	1.000	146	152

CHF	1,000(4)	2006	4.500	432	428

USD	2,000(4)	2006	7.200	1,468	1,584

FRF(5)	4,500	2006	6.250	686	686

FRF(5)	6,000	2007	5.750	907	907

Euro	1,000	2007	6.000	1,000	1,000

Euro(6)	1,000	2007	3-month Euribor +0.250%	1,000	–

Euro	3,650(4)	2008	6.750	3,330	3,330

FRF(5)	3,000	2008	5.400	457	457

FRF(5)	900	2008	4.600 up to 03/13/02 then TEC10(3) less 0.675%	69	69

USD	500	2008	6.000	367	396

FRF(5)	1,500	2009	TEC10(3) less 0.75%	229	229

Euro	2,500	2009	7.000	2,500	2,500

FRF(5)	3,000	2010	5.700	457	457

Euro	1,400	2010	6.625	1,400	1,400

USD	3,500(4)	2011	7.750	2,485	2,680

GBP	600(4)	2011	7.500	830	830

Euro(6)	750	2012	4.625	750	–

Euro	3,500	2013	7.250	3,500	3,500

GBP	500	2017	8.000	709	709

GBP	450	2020	7.250	638	638

USD	2,500(4)	2031	8.500	1,834	1,978

Euro	1,500	2033	8.125	1,500	1,500

GBP(6)	500	2034	5.625	709	–

Bonds maturing at December 31, 2004					4,049

Currency swaps				1,603	1,335

Total other bonds issued by France Telecom SA				33,264	35,072

(1)	In millions of currency.

(2)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.

(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(4)	Bonds with coupons subject to revision in case of changes in credit rating.

(5)	These bonds, initially denominated in French francs, have been converted into Euros.

(6)	Issued during 2004.

France Telecom SA’s bonds at December 31, 2004 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2004 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

17.2 TP Group

The table below provides details at December 31, 2004 of outstanding bonds issued by the TP Group, before taking into account the impact of interest or currency swaps:

(in millions of Euros)				Year ended
Currency	Amount issued(1)	Maturity	Interest rate (%)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

PLN	200	2003	–	–	–	50
USD	200	2003	7.125	–	–	191
Euro	500	2004	6.125	–	500	500
PLN	300	2005	7.250	73	64	75
Euro	500	2006	6.625	500	500	500
Euro	475	2007	6.500	475	475	475
USD	800	2008	7.750	587	633	763
Euro	300	2011	4.625	300	–	–

Currency swaps				177	(151)	5

Total bonds issued by TP Group				2,112	2,021	2,559

(1)	In millions of currency.

NOTE 18 - CREDIT LINES

At December 31, 2004, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2004
	Currency	Amounts in currency (in millions)	Amounts in Euros (in millions)	Amounts drawn down(1) (in millions of Euros)
France Telecom SA authorized overdrafts
Bank overdrafts	Euro	150	150	–

France Telecom SA syndicated credit lines
Long-term and short-term	Euro	10,000	10,000	–

Orange bilateral credit lines
Short-term	SKK	4,520	117	15
Short-term	Euro	57	57	-
Long-term(2)	USD	90	66	66
Other Orange(2)		–	32	31

Orange syndicated credit lines
Long-term(2)	USD	51	38	38
Long-term(2)	XAF	47,313	72	72
Long-term(2)	EGP	439	53	53

Tele Invest II bilateral credit lines
Long-term(2)	Euro	371	371	349

TP Group bilateral credit lines
Long-term(2)	Euro	419	419	419
Long-term(2)	USD	58	43	43
Long-term and short-term(2)	PLN	839	205	95

TP Group syndicated credit lines
Long-term	PLN	200	49	–
Long-term	Euro	400	400	–

(1)	Before the impact of currency swaps.

(2)	At December 31, 2004, draw-downs on these credit lines are included under “Other long-term borrowings” (see Note 16.1).

18.1 France Telecom SA

All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year.

On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA. This line of credit is divided into two tranches: one €2.5 billion tranche maturing in 2005 and renewable for a further one year period, and one €7.5 billion tranche maturing in 2009. This new credit line is not subject to any specific covenants.

The financial terms and conditions of the credit lines evolve in line with France Telecom’s credit rating according to Standard & Poor’s, Moody’s and Fitch. The credit lines were issued at the following initial terms and conditions:

	Amount (in Euros)	Maturity	Penalty for non-utilization	Margin
Tranche 1	€2.5 billion	364 days, renewable	8 basis points	27.5 basis points
Tranche 2	€7.5 billion	5 years	11.5 basis points	35 basis points

There was no change in the terms specified above in 2004.

No amount was drawn down under this credit line in 2004.

18.2 Orange

On February 4, 2004, a credit facility totaling €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion subject to early repayment. All pledges over assets held by Orange in the United Kingdom and all of the related covenants were released as of that date (see Note 28).

18.3 Tele Invest II

On January 17, 2005, Tele Invest II repaid its credit facility at the time of the exercise by Kulczyk of the put option on its 3.57% interest in TP SA’s capital (see Note 31).

NOTE 19 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	At
(in millions of Euros)	December 31, 2004	December 31, 2003
Loans due within three months	239	334
Certificates of deposit	840	202
Treasury bills	339	–
Other	547	455

Short-term investments with an initial maturity of less than three months	1,965	991

Banks	1,238	2,359

Total cash and cash equivalents	3,203	3,350

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	238	1,839
Other	11	35

Total marketable securities	249	1,874

Total cash and cash equivalents and marketable securities	3,452	5,224

NOTE 20 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

20.1 Interest rate risk management

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in Euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by Management.

20.1.1 Derivatives

The following table provides details of outstanding derivatives at December 31, 2004 taken into account in the calculation of the average spot rate:

	Due in less than 1 yr	Due between 1 and 5 yrs	Due in more than 5 years	Notional amount(1)
(in millions of Euros)
Instruments used to hedge long-term debt

Swaps paying fixed rate and receiving variable rate	1,684	95	–	1,779

Swaps paying variable rate and receiving fixed rate	49	1,025	–	1,074

Swaps paying variable rate and receiving variable rate	50	279	–	329

Swaps of structured issuances against payment of variable rate	152	110	–	262

Caps	–	450	–	450

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes

Trading swaps	500	1,125	355	1,980

Short-term swaps	629	–	–	629

Swaps hedging future issues	–	990	–	990

Interest rate collars (purchase of cap/sale of floor)	–	500	–	500

Caps	1,000	2,120	–	3,120

(1)	See Note 21 concerning the fair value of off-balance sheet financial instruments

20.1.2 Analysis of Gross Borrowings by Interest Rate

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest rate and currency swaps:

	At
(in millions of Euros)	December 31, 2004	December 31, 2003
Bonds, bank loans and other long-term debt(1)
Less than 5%	2,422	7,224
Between 5% and 7%	14,006	14,065
Between 7% and 9%	12,481	17,038
Higher than 9%	2,130	2,085

Total fixed rate	31,039	40,412
(Weighted average spot rate: 6.77% at Dec. 31, 2004; 6.45% at Dec. 31, 2003)
Total variable rate	11,633	7,054
(Weighted average spot rate: 4.28% at Dec. 31, 2004; 4.88% at Dec. 31, 2003)

Total	42,672	47,466
(Weighted average spot rate: 6.09% at Dec. 31, 2004 (2) ; 6.22% at Dec. 31, 2003)
Capital leases	832	355

Total long-term borrowings	43,504	47,821

Short-term borrowings excluding bank credit balances	3,540	597
(Weighted average spot rate: 2.66% at Dec. 31, 2004; 2.94% at Dec. 31, 2003)
Bank overdrafts	346	973

Total short-term borrowings	3,886	1,570

Total borrowings, gross	47,390	49,391

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable into shares.

(2)	Same rate after taking into account swaps qualifying as trading.

20.1.3 Management of Fixed Rate/Variable Rate Debt

The fixed rate portion of France Telecom’s gross borrowings after swaps decreased from 91% at December 31, 2003 to 73.5% at December 31, 2004, reflecting the fact that in 2004, repayments were mainly due on fixed rate borrowings and that new borrowings were primarily issued at a variable rate: a €1 billion Floating Rate Notes (FRN) issue in January 2004, issues of treasury bills (of which €1,293 million remains outstanding at December 31, 2004), and a €3.5 billion private EMTN issue in 2004.

20.1.4 Analysis of the Group’s Sensitivity to Changes in Interest Rates

■	Sensitivity of financial charges

France Telecom’s derivative instruments are analysed according to whether or not they are eligible for hedge accounting:

–	derivatives that do not qualify for hedge accounting represent 3.5% of gross borrowings net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €16 million in financial charges;

-	30% of net borrowings after taking into account any swaps designated as hedges (excluding swaps qualifying as trading) were issued at variable rates. A sudden 1% rise in interest rates would lead to an increase of approximately €133 million in financial charges.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €117 million in financial charges.

■	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% rise in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.8 billion, which represents 3.7% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

20.2 Foreign Currency Risk Management

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom SA, Orange and TP Group.

	Currency
	USD	PLN	GBP	CHF	DKK	SEK	€	Total Converted into Euros	€ millions 10% exchange rate fluctuation

FT SA	(409)	(2,022)	(949)	(194)	(4,558)	(10)	–	(2,881)	(320)
TP Group	(16)	–	–	–	–	–	(258)	(270)	29
Orange	(91)	–	–	–	–	–	72	5	(14)

Total (currency)	(516)	(2,022)	(949)	(194)	(4,558)	(10)	(186)	(3,146)	–

Total (Euros)	(379)	(495)	(1,346)	(126)	(613)	(1)	(186)	(3,146)	(305)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the Euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso.

These unfavorable exchange rate movements would result in a foreign exchange loss of €305 million.

The following table provides details of the notional amounts of currencies to be delivered and received relating to off-balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom Group. Issues in US dollars, yen and sterling have been mainly converted into Euros (by France Telecom SA) and zloty (by TP Group):

Currency						Other currencies
	€	USD	JPY	GBP	PLN	Total Euro equivalent

Asset leg of currency swaps	1,181	6,325	2,000	600	–	–	6,690
Liability leg of currency swaps	(6,506)	(25)	–	–	(11,078)	–	(9,237)
Currency to be received on forward currency contracts	3,046	3,292	9,800	1,506	–	137	7,806
Currency to be delivered on forward currency contracts	(4,622)	(665)	(1,700)	(891)	(2,030)	(976)	(7,860)
Currency options	129	50	–	–	(661)	(19)	(14)

Total(1)	(6,772)	8,977	10,100	1,215	(13,769)	(858)	(2,615)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

20.3 Liquidity Risk Management

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003,

-	a plan for improving operational performance,

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €11.7 billion with an average maturity at origin of around 12.3 years at December 31, 2004;

-	OCEANE bonds issued for an amount of €1.15 billion with an average maturity at origin of around 4.3 years at December 31, 2004 (see Note 17);

-	EMTNs issued for an amount of €3.6 billion with an average maturity at origin of around 1.9 years at December 31, 2004;

-	credit lines: after having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004 and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This new credit facility includes a 364-day renewable €2.5 billion tranche, and a €7.5 billion tranche with a maturity of 5 years (see Note 18).

At December 31, 2004, the liquidity position as detailed below approximates €14 billion. Long-term borrowings due in 2005 are estimated at €7.5 billion (see Note 16).

	At
(in millions of Euros)	December 31, 2004	December 31, 2003
Available draw-downs on the €10 billion credit line, reduced to €5 billion in 2004(1)	–	10,000
Available draw-downs on the €5 billion credit line(1)	–	5,000
Available draw-downs on the multi-currency credit line(1)	–	1,108
Available draw-downs on the new syndicated credit line(1)	10,000	–
Authorized overdrafts	150	150

France Telecom SA credit facilities(1)	10,150	16,258

Amounts not utilized under the Group’s other main credit facilities(2) (see Note 18)	719

Cash and cash equivalents and marketable securities (see Note 19)	3,452	5,224
Bank overdrafts (see Note 16)	(346)	(973)

Liquidity position at year-end	13,975	20,509

(1)	All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year. On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA (see Note 18).

(2)	Amount less €22 million corresponding to the amount not drawn down by Tele Invest II at December 31, 2004 (see Note 18) which was no longer available for draw-down after repayment by Tele Invest II of its credit facility on January 17, 2005 (see Note 31).

France Telecom’s credit ratings

At the date the financial statements were finalized, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-

Outlook	positive	positive	stable

Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and its short-term debt rating from P-3 to P-2. In addition, on June 14, 2004, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

A portion of the debt (€12.8 billion of the outstanding balance at December 31, 2004) includes step-up clauses.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 18, 2004 results in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2004 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2004 for the US dollar, Euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €22 million before tax for 2004.

Moody’s upgrading of France Telecom’s rating on March 3, 2004 will result in a 25 basis point decrease in bonds with time-lag step-up clauses, beginning with the coupons in March 2004 for bonds denominated in Euros and pound sterling issued in March 2001 and the coupon in September 2004 for the US dollar denominated bonds issued in March 2001.

The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before taxes) of the upgrade by Moody’s is estimated to be only €13 million for 2004.

20.4 Management of covenants

■	Commitments with regard to ratios

Further to the new €10 billion syndicated credit line set up on June 22, 2004, which replaced all France Telecom SA credit lines in force at December 31, 2003 or put in place in the first quarter of 2004, the Company’s credit lines or borrowings are no longer subject to any specific covenants covering compliance with financial ratios.

However, most loans taken out by subsidiaries provide for a commitment to comply with specific financial ratios. The Group remains bound by the following commitments, in particular:

–	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (e.g. ratios of indebtedness and interest cover with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

–	TP SA has undertaken to respect certain financial ratios and targets, notably TP Group’s ratio of net debt to EBITDA[1], which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards, including certain contractual adjustments. EBITDA[1] is calculated on a rolling 12-month basis.

At December 31, 2004, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 28) was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 (see Note 3) and January 2005 (see Note 31), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in financial position

Most of France Telecom’s financing agreements, including in particular the new €10 billion syndicated credit line set up on June 22, 2004, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or early repayment clauses in the event of a material adverse change in the financial position of the borrower. The accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA: (i) standard repayment scenarios on the contractual maturity date of the programs at December 31, 2007 (renewable maturity); and (ii) accelerated repayment, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

20.5 Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments, are presented in Note 21.

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

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

(1)	EBITDA as defined in the agreements with the financial institutions.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

20.6 Market Risk on Shares

In 2003, France Telecom acquired options to purchase France Telecom shares for an amount of €9 million, which were intended to cover in part - and up to December 13, 2004 - the bonds exchangeable for France Telecom shares maturing in 2005. At December 31, 2004, these options had not been exercised and the bonds were redeemed in advance of term on December 13, 2004 (see Note 17.1). At December 31, 2004, France Telecom SA no longer holds any options to purchase its own shares.

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

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the year-end. For other investments, France Telecom considers, based on available information, that their market value is not less than the carrying value.

(in millions of Euros)	At
	December 31, 2004		December 31, 2003
Financial instruments (assets)	Book value	Fair value	Book value	Fair value
Marketable securities	249	263	1,874	1,911
Investments in non-consolidated companies	760	1,235	1,045	2,064

The market value of long-term debt was determined using:

-	the present value of future cash flows, discounted using rates available to France Telecom at the end of the year for instruments with similar terms and maturities;

-	the quoted market value for convertible, exchangeable and indexed bonds.

(in millions of Euros)	At
	December 31, 2004		December 31, 2003
Financial instruments (liabilities)	Book value	Fair value	Book value	Fair value
Bank overdrafts and other short-term loans(1)	3,886	3,875	1,570	1,570
Long-term loans(1)	43,504	47,958	47,821	52,107

(1)	After taking into account the effect of currency swaps. The book and market values presented exclude accrued interest.

The fair values of currency and interest rate swaps were estimated by discounting the expected future cash flows using market exchange rates and related year-end interest rates over the remaining life of the contract.

The fair values of over-the-counter options were estimated using option-pricing tools recognized by the market.

(in millions of Euros)	At

	December 31, 2004			December 31, 2003

Off-balance sheet financial instruments	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Interest rate caps	3,570	8	8	1,976	2	6
Interest rate collars (caps and floors)	834	(3)	(3)	500	(5)	(5)
Interest rate swaps(1)	6,708	(56)	2	7,241	(60)	10
Futures	–	–	–	974	2	2

Currency swaps	9,672	(1,749)	(1,800)	9,043	(1,118)	(947)
Forward currency contracts	8,103	(54)	(54)	7,943	(105)	(106)
Currency options	171	(2)	(2)	–	–	–

Panafon options	–	–	–	623	–	–
Swaptions	–	–	–	200	–	2
Options on shares	–	–	–	2,342	7	3
Warrants	11	11	18	–	–	–

Total	29,069	(1,845)	(1,831)	30,669	(1,277)	(1,035)

(1)	Market value of swaps includes accrued interest.

The book value of off-balance sheet derivative instruments includes accrued interest, balancing cash adjustments and premiums paid or received, and provisions for interest rate risk relating to instruments that do not qualify for hedge accounting, as well as exchange rate gains or losses already accounted for in France Telecom’s financial statements. The difference between book and market values represents the unrealized gain or loss on off-balance sheet derivative instruments.

NOTE 22 - PROVISIONS AND OTHER LIABILITIES

22.1 Provisions for risks and charges and other long-term liabilities are as follows:

(in millions of Euros)		At
	Note	December 31, 2004	December 31, 2003	December 31, 2002
Early retirement plans (French civil servants and contractual employees)(1)	22.3	2,625	2,817	3,197
Other retirement indemnities and related amounts	22.3	639	409	372
Equant CVR(2)	22.4	–	–	2,077
MobilCom	22.5	–	–	6,715
Kulczyk/TP SA off-balance sheet commitments	22.6	–	870	571
Provisions for restructuring (total)	22.7	79	127	122
- of which Orange restructuring provisions		45	88	122
- of which Equant restructuring provisions		34	37	–
- of which restructuring provisions for other companies		0	2	–
- of which TP Group restructuring provisions		0	–	–
Provisions for claims and litigation(3)	29	15	14	–
Provisions for dismantling and restoring sites(4)	22.9	337	176	–
Other long-term provisions		187	870	784

Sub-total long-term provisions		3,882	5,283	13,838

Long-term deferred income taxes		200	230	312
Other long-term liabilities		376	473	828

Total		4,458	5,986	14,978

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified under employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Classified in short-term liabilities at December 31, 2003 (see table below)

(3)	Provisions for claims and litigation were included in other long-term provisions at December 31, 2002.

(4)	Provisions for dismantling and restoring sites were included in other long-term provisions at December 31, 2002.

22.2 Provisions for risks and charges and other short-term liabilities are as follows:

(in millions of Euros)		At
	Note	December 31, 2004	December 31, 2003	December 31, 2002
Early retirement plans (French civil servants and contractual employees)(1)	22.3	893	803	713
Other retirement indemnities and related amounts	22.3	84	41	34
Equant CVR	22.4	0	2,077	0
MobilCom	22.5	80	201	0
Provisions for restructuring (total)	22.7	133	204	353
- of which provision for Orange Sweden withdrawal		5	64	72
- of which restructuring provisions for other Orange entities		33	58	81
- of which Equant restructuring provisions		8	14	106
- of which TP Group restructuring provisions		37	55	83
- of which restructuring provisions for other companies		50	13	11
Provisions for claims and litigation(2)	29	409	450	–
Provisions for dismantling and restoring sites(2)	22.9	1	5
Other short-term provisions		464	489	1,158

Sub-total short-term provisions		2,064	4,270	2,258

Accrued expenses		5,078	4,770	5,137

Sub-total short-term provisions and accrued expenses		7,142	9,040	7,395

Other short-term liabilities		790	1 378	1,712

Total		7,932	10,418	9,107

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified as employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Provisions for claims and litigation were included in “Other short-term provisions” at December 31, 2002.

(3)	Provisions for dismantling and restoring sites were included in other short-term provisions at December 31, 2002.

Movements in long- and short-term provisions for risks and charges break down as follows:

(in millions of Euros)	Note	January 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification and other	December 31, 2004

Early retirement plans(1) (French civil servants and contractual employees)	22.3	3,620	156	(791)	(4)	537 (2)	3,518
Other retirement indemnities and related amounts	22.3	450	116	(62)	(51)	270 (3)	723
Equant CVR	22.4	2,077		(2,015)	(62)		0
MobilCom	22.5	201			(121)		80
Provisions for claims and litigation	29	464	56	(82)	(22)	8	424
Provisions for dismantling and restoring sites	22.9	181	67	(30)	(5)	125	338
Kulczyk/TPSA off-balance sheet commitments	22.6	870				(870)
Restructuring provisions (total):	22.7	331	155	(225)	(59)	10	212
- Provision for Orange Sweden withdrawal		64	1	(60)			5
- Other Orange entities		146	48	(53)	(56)	(7)	78
- Equant		51	28	(44)		7	42
- TP Group		55	37	(55)	(3)	3	37
- Other companies		15	41	(13)	0	7	50
Other provisions for risks and charges		1,359	210	(267)	(344)	(307)	651

Total provisions for risks and charges		9,553	760	(3,472)	(668)	(227)	5,946
- Long-term		5,283	391	(154)	(328)	(1,310)	3,882
- Short-term		4,270	369	(3,318)	(340)	1,083	2,064

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified as employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	The application of CNC Recommendation no. 2003-RR.01 at January 1, 2004 resulted in a €502 million adjustment to the opening balance of provisions, relating to the reclassification of early retirement plans as employment termination benefits; the difference arises due to the reclassification of other provisions for risks and charges as early retirement plans.

(3)	Including €150 million relating to France Telecom SA’s time savings account (“compte épargne temps”) and €33 million in historic actuarial gains and losses.

The impact of increases and reversals of unused provisions on the statement of income can be analyzed as follows:

(in millions of Euros)	Year ended December 31, 2004
	Increases	Reversals of provisions (releases)	Other	Total
Operating income/(loss)	417	(148)	0	269
Non-operating and financial items	343	(520)	0	(177)

Total impact on the statement of income	760	(668)		92

22.3 Pension And Other Post-Retirement Benefit Obligations

(in millions of Euros)	Employment termination benefits		Post-employment benefits
	Early retirement plan	Other employment termination benefits	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits	Total
Change in benefit obligation
Defined Benefit Obligation (DBO) at the beginning of the period	4,157	19	255	237	194	251	5,113
- Service cost			20	14	3	5	42
- Interest cost	148	1	13	13	9	4	188
- Employee contributions			6				6
- Amendments			(6)	1			(5)
- Curtailments/settlements			(1)	(4)	(35)	(10)	(50)
- Actuarial losses/(gains)	8	1	33	12	41	1	96
- Benefits paid	(795)	(5)	(16)	(16)	(8)	(9)	(849)
- Changes in Group structure:
- Acquisitions/disposals
- Other (exchange differences)			(3)	2	2	10	11
- DBO at the end of the period: (A)	3,518	16	301	259	206	252	4,552
- DBO at the end of the period in respect of employee benefit plans that are wholly or partly funded			298	28			326
- DBO at the end of the period in respect ofemployee benefit plans that are wholly unfunded	3,518	16	3	231	206	252	4,226

Change in plan assets
- Fair value of plan assets at the beginning of the period			146	2			148
- Actuarial return on plan assets			12				21
- Employer contributions			24		1	9	24
- Employee contributions			6				6
- Curtailments/settlements			(1)				(1)
- Benefits paid			(16)	(1)			(17)
- Changes in Group structure:			(4)				(4)
- Acquisitions/disposals
- Other (exchange differences)			(2)				(2)
- Fair value of plan assets at the end of the period: (B)			165	1			166

Reconciliation of funded status
- Funded status of plans (A) – (B)	3,518	16	137	258	206	252	4,387
- Unrecognized actuarial gains/(losses)			(41)	(15)	(41)		(97)
- Unrecognized prior service cost				(54)	5		(49)
- Asset ceiling adjustment
Provision/(assets)	3,518	16	96	189	170	252	4,241
- Of which short-term provisions (assets)	893	9	9	18	16	32	977
- Of which long-term provisions (assets)	2,625	7	87	171	154	220	3,264

	Employment termination benefits		Post-employment benefits
(in millions of Euros)	Early retirement plan	Other employment termination benefits	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits	Total
- Service cost			20	14	3	5	42
- Interest cost	148	1	13	13	9	5	189
- Expected return on plan assets			(10)				(10)
- Actuarial (gains)/losses	8	1				1	10
- Amortization of unrecognized prior service cost				6	(1)		5
- Impact of curtailments/settlements				(4)	(36)	(11)	(51)
- Asset ceiling adjustment

Net Periodic Pension Cost	156	2	23	29	(25)		185

Change in provisions (assets)
- Provision/(asset) at beginning of period	4,157	19	98	173	201	251	4,899
- Net Periodic Pension Cost	156	2	23	29	(25)		185
- Contributions paid by the employer		(5)	(24)				(29)
- Benefits directly paid by the employer	(795)		(1)	(15)	(8)	(9)	(828)
- Changes in Group structure: Acquisitions/disposals
- Other (exchange differences)				2	2	10	14

- Provision/(asset) at end of period	3,518	16	96	189	170	252	4,241

An amount of €186 million was expensed in the year in respect of defined contribution plans.

The assumptions used for the Eurozone (representing over 90% of France Telecom’s liability) are as follows:

–	Discount rate: 4.5% long-term rate; short-term rate of between 3.75% and 4%, depending on the maturity of the plan

–	Inflation rate: 2%

–	Expected long-term increase in salaries: 2%

–	Expected return on plan assets: 5%

–	The success rate of the early retirement plan was revised downwards to 96% in 2005 versus 97% in 2004.

22.4 Equant CVR Provision

The payment relating to the contingent value rights certificates (CVR) was made on July 8, 2004 in the amount of €2,015 million.

22.5 MobilCom

For reasons of prudence, at December 31, 2001, a reexamination of the outlook for the mobile telephony market in Germany led France Telecom to write down its current account with MobilCom in the amount of €478 million.

At June 30, 2002, France Telecom recorded a €7 billion provision for risk, intended to cover the risks related to the financial commitment linked to the development of MobilCom’s UMTS activities, and wrote down in full the €290 million in loans granted during the first half of 2002.

Pursuant to the MC Settlement Agreement signed on November 20, 2002 with MobilCom, and the three agreements (the “Assignment and Subscription Agreements”) signed on November 30, 2002 with members of the banking syndicate and MobilCom’s equipment suppliers:

-	France Telecom repurchased at their nominal value the loans granted by the members of the banking syndicate and the equipment suppliers (approximately €6 billion), and waived these loans as well as the shareholder loans granted to MobilCom in the previous two years (approximately €1 billion), i.e. a total of approximately €7 billion;

-	the Shareholders’ Meeting of MobilCom held on January 27, 2003 approved the plan to save the historic activities of MobilCom, the freeze of UMTS activities as well as the waiver by MobilCom of all claims against the France Telecom Group;

-	the Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the issuance of perpetual bonds redeemable into France Telecom shares (TDIRA) reserved for members of the banking syndicate and the equipment suppliers (see Note 26);

-	Mr. Gerhard Schmid waived any claims against the France Telecom Group (including Orange) and vice versa;

-	MobilCom waived any claims against the France Telecom Group (including Orange) and vice versa;

-	France Telecom committed to contributing to the costs of freezing the UMTS activities of MobilCom:

(i)	by granting MobilCom a credit facility for a maximum amount of €248 million (such amount was set at €370 million before June 26, 2003, as described below), valid until December 31, 2003. France Telecom has waived the repayments of the amounts due under this facility;

(ii)	by granting an indemnity to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, for a total amount of €210 million (payments are spread out until January 31, 2006).

-	France Telecom benefits from a return to better fortune clause on MobilCom’s UMTS assets (including the license), allowing it to recover 90% of the proceeds from an eventual potential sale of any UMTS asset by MobilCom.

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

The €6,715 million provision set aside at December 31, 2002 was used as follows:

-	€6,073 million relating to the waiver granted to MobilCom of the loans previously held by the banking syndicate and the equipment suppliers;

-	€173 million relating to the facility granted to MobilCom.

€268 million of this amount was reclassified in the first half of 2003 as other debt, corresponding to:

-	€210 million for the indemnity granted to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, of which €80 million was outstanding at December 31, 2003; and

-	€58 million related to the facility granted to MobilCom in relation with the closure of UMTS activities.

France Telecom reversed €121 million of the MobilCom provision - amounting to €201 million at end-December 2003 - further to a year-end review of the specific risks to which it is exposed at end-December 2004. The remaining balance of the provision is therefore €80 million.

Furthermore, a number of claims against France Telecom brought before German courts are currently in progress. These claims are described in Note 29.

22.6 Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding were bound by different commitments.

Kulczyk Holding held a put option to sell to France Telecom SA its 13.57 % stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest and less dividends paid.

In 2003, France Telecom recorded a €870 million provision for the difference between the amount of the commitment and the value in use of the TP shares to be received. Further to the consolidation of Tele Invest and Tele Invest II, the provision was written back through shareholders’ equity at January 1, 2004.

22.7 Restructuring provisions

At December 31, 2004, restructuring provisions amounted to €212 million and mainly included:

■	For Orange:

-	restructuring costs in the amount of €78 million. This amount primarily includes €13 million in personnel costs, €4 million in indemnities for termination of advertising contracts and €59 million for site closures (exit costs and penalties for canceling tenancy agreements);

-	€5 million in costs relating to the withdrawal from Sweden—mainly for covering legal commitments.

■	For Equant, €42 million mainly including:

-	€39 million in costs related to site closures (exit costs and penalties for canceling tenancy agreements);

-	€3 million in personnel costs.

The €155 million increase in provisions recorded in 2004 mainly relates to an additional provision to cover reorganization costs in connection with the operational performance improvement plans. These costs break down as €48 million for Orange and €28 million for Equant.

Reversals of provisions used in 2004 totaled €225 million, mainly breaking down as follows:

-	€113 million for the Orange Group;

-	€55 million for TP;

-	€44 million for Equant.

In addition, a €56 million unused provision was reversed. €38 million of this amount corresponded to provisions set aside for risks previously identified on advertising contracts and contracts providing for the acquisition of audiovisual rights relating to Orange in France, which were no longer needed due to the effective commercial launch of UMTS services in France in 2004. The remaining €18 million of the reversed amount corresponded to provisions set aside for various real estate risks (related to vacant premises or premises sub-let to third parties, but where the rent received from these sub-tenants proved to be lower than the costs borne by Orange under the main rental agreement). Part of the amount of these provisions was no longer justified in 2004 due to the increase in estimated rental income from the sub-tenants.

22.8 Other long-term liabilities

At December 31, 2004, this heading notably included:

-	fixed assets supplier payables in the amount of €257 million (€326 million at December 31, 2003);

-	an amount of €116 million (€122 million at December 31, 2003) consisting of the net gain on “in substance defeasance” operations carried out in connection with draw-downs under capital leases (see Note 28), which will be recognized in income on a straight-line basis over the term of the lease agreements. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the Company’s Management.

22.9 Provisions For Dismantling and Restoring Sites

The measurement of the provision depends on dismantling costs (per unit for telephone poles and public phones, per site for mobile antennae) incurred by France Telecom to meet its commitments with respect to the environment and annual forecasts of dismantling assets (“deposes d’actif”) for telephone poles and public telephones and estimated departures from sites (“departs estimés des sites”) for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current fiscal year and extrapolated for future years using the best estimate of future trends in prices, inflation, etc. These costs are discounted at a risk-free rate. Forecasts of estimated departures from sites or asset returns may be revised in light of future changes in regulations or technological requirements.

The provision for dismantling and restoring sites primarily consisted of the following items at the year-end:

-	costs of dismantling telephone poles (€140 million).

-	costs of dismantling public telephones (€40 million).

-	costs of restoring mobile telephony antennae sites (€137 million).

NOTE 23 - STOCK OPTION PLANS

France Telecom SA has not set up any stock option plans.

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, the Company’s shareholders authorized the Board of Directors to grant stock options in France Telecom to employees or executive directors up to November 1, 2007.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees stock options prior to 2004. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, along with a breakdown of the plans.

Equant NV granted its executive directors and employees new stock option plans in 2004. A breakdown of these plans is given below.

23.1 Wanadoo Stock Option Plans

Transfer of Wanadoo stock options

In connection with the public exchange offer for Wanadoo shares, approved by the Autorité des marchés financiers on March 9, 2004, France Telecom undertook to guarantee the liquidity of the shares issued following the exercise of Wanadoo stock options that were not tendered to the offer. The valuation mechanism under this guarantee was based on the ratio of exchange used for the public exchange offer, representing 7 France Telecom shares for 18 Wanadoo shares.

This commitment, which took effect as of the closing of the offer on April 19, 2004, resulted in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom SA on September 1, 2004, at a ratio of 7 France Telecom shares for 18 Wanadoo shares, subject to adjustments that may be made further to subsequent financial transactions.

The Wanadoo stock options benefiting from the liquidity commitment have been treated as France Telecom stock options as from April 19, 2004, in accordance with accounting policies. From that date, they are also considered as dilutive instruments provided that their exercise price multiplied by 18/7 is lower than the France Telecom share price at December 31, 2004 (see Note 25).

The different stock option plans approved by Wanadoo’s Board of Directors that were in force during the year ended December 31, 2004 and were transferred to France Telecom SA at the time of the merger are summarized below:

■	2000 stock option plan

This plan is designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK (formerly Freeserve). It includes two tranches, one with and one without performance conditions. Exercise of the second tranche options is subject to the following performance conditions:

-	if growth in France Telecom’s shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, only 50% of the shares can be exercised;

-	if this growth is between 80% and 100%, then 66.66% of the options can be exercised;

-	if this growth is between 100% and 120%, then 83.3% of the options can be exercised;

-	if this growth is over 120%, then 100% of the options can be exercised;

-	the other options can be exercised three years after their grant date but can only be sold four years after that date.

■	Stock option plans of April and November 2001

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK. The options for subscription of shares can be exercised three years after their grant date but can only be sold four years after that date. The exercise of options granted to the members of the Management Committee of the Wanadoo group in the context of the April 2001 stock option plan was subject to a number of performance conditions relating to the performance of Wanadoo shares and operating results. The Board of Directors of July 7, 2004 noted that these conditions had been duly met. Therefore, all of these options are available without conditions.

■	Stock option plans of June and November 2002

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK. All share subscription options can be exercised three years after their grant date but can only be sold four years after that date.

■	Wanadoo UK stock option plan of March 2001

This plan exclusively concerns subscription options attributed to Wanadoo UK employees. It provides for the exercise of the options as follows:

–	10% - 6 months after the date of grant;

–	10% - 12 months after the date of grant;

–	40% - 24 months after the date of grant;

–	40% - 36 months after the date of grant.

■	Wanadoo UK stock option plans of November 2001

This plan exclusively concerns subscription options attributed to Wanadoo UK employees. It breaks down into two different plans.

In the first plan, the options are exercisable as follows:

–	50% - 22 months after the date of grant;

–	50% - 34 months after the date of grant.

In the second plan, the options are exercisable as follows:

–	50% - 19 months after the date of grant;

–	50% - 31 months after the date of grant.

■	Wanadoo UK stock option plans of June and November 2002

These plans exclusively concern subscription options granted to Wanadoo UK employees. They provide for the exercise of the options as follows:

–	50% - 24 months after the date of grant;

–	50% - 36 months after the date of grant.

■	2003 stock option plan

This plan concerns employees and executive directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but can only be sold four years after that date.

The different stock option plans granted to employees are summarized below:

	Number of options	Weighted average exercise price per share
Options outstanding at the beginning of the year	32,326,955	€7.41

Conversion into France Telecom options (7/18)(1)	12,554,718	€19.06

Granted	–	–
2000 stock option plan	–	–
Wanadoo UK March 2001 stock option plan	–	–
2001 stock option plan	–	–
Wanadoo UK November 2001 stock option plan	–	–
2002 stock option plan	–	–
Wanadoo UK 2002 stock option plan	–	–
2003 stock option plan	–	–

Exercised	1,825,516	€15.41
2000 stock option plan	–	–
Wanadoo UK March 2001 stock option plan	738,055	€15.74
2001 stock option plan	741,778	€15.43
Wanadoo UK November 2001 stock option plan	179,413	€15.43
2002 stock option plan	–	–
Wanadoo UK 2002 stock option plan	166,270	€13.89
2003 stock option plan	–	–

Cancelled, returned, lapsed	443,408	€18.96
2000 stock option plan	52,845	€48.86
Wanadoo UK March 2001 stock option plan	47,252	€15.74
2001 stock option plan	102,408	€15.43
Wanadoo UK November 2001 stock option plan	29,853	€15.43
2002 stock option plan	134,527	€13.89
Wanadoo UK 2002 stock option plan	36,471	€13.89
2003 stock option plan	40,052	€16.66

Options outstanding at the end of the year	10,285,794	€19.71

(1)	The figure 12,554,718 results from the conversion of Wanadoo stock options into France Telecom stock options at a ratio of 7 France Telecom shares to 18 Wanadoo shares. The total number of France Telecom shares obtained by each option holder was rounded down to the nearest whole number pursuant to the decision of the Shareholders’ Meeting of September 1, 2004.

Outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
2000 stock option plan	1,401,665	7	€48.86	–
Wanadoo UK March 2001 stock option plan	8,325	–	€15.74	8,325
2001 stock option plan	3,290,941	–	€15.43	3,290,941
Wanadoo UK November 2001 stock option plan	47,212	–	€15.43	47,212
2002 stock option plan	3,202,177	6	€13.89	–
Wanadoo UK 2002 stock option plan	278,744	6	€13.89	185,829
2003 stock option plan	2,056,730	23	€16.66	–

Total	10,285,794	7	€19.71	3,532,307

The options outstanding at December 31, 2004 represented 0.4% of the shares issued by France Telecom SA at that date. As Wanadoo SA has been dissolved, the table above indicates France Telecom SA shares.

23.2 ORANGE STOCK OPTION PLANS

Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of outstanding Orange shares, France Telecom offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options, the possibility of entering into a liquidity contract.

Orange shares covered by the liquidity contract are automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period for options already exercised.

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security non-transferability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.445 France Telecom share for 1 Orange share at December 31, 2004, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

In accordance with accounting policies, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.445 does not exceed the market price of France Telecom shares at December 31, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value is determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

The stock option plans described hereafter have been approved by the Company’s Board of Directors and were applicable during 2003, 2002 and 2001:

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

The International Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who reside outside France, principally in the United Kingdom, but also in Slovakia and Switzerland. Six tranches exist, each with a different vesting period.

■	Stock option plan (United States)

The Orange US Share Option Plan is a qualifying share option plan for employees and executive directors of Orange’s subsidiaries in the United States. Two tranches exist, each with a different vesting period.

Orange SA’s various employee stock option plans can be summarized is as follows:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	115,054,616	€8.72

Granted	–	–
Stock option plan (France)	–	–
“Sharesave Plan” (International – 3 years UK)	–	–
“Sharesave Plan” (International – 3 years Netherlands)	–	–
“Sharesave Plan” (International – 5 years UK)	–	–
Stock option plan (International)	–	–
Stock option plan (US)	–	–

Exercised	(8,546,003)	€7.76
Stock option plan (France)	–	–
“Sharesave Plan” (International – 3 years UK)	(813,481)	£4.93
“Sharesave Plan” (International – 3 years Netherlands)	(995)	€6.14
“Sharesave Plan” (International – 5 years UK)	(28,227)	£4.43
Stock option plan (International)	(7,587,503)	€7.86
Stock option plan (United States)	(115,797)	€6.73

Cancelled, returned, lapsed	(7,570,470)	€9.05
Stock option plan (France)	(776,435)	€8.74
“Sharesave Plan” (International – 3 years UK)	(497,686)	£4.20
“Sharesave Plan” (International – 3 years Netherlands)	(14,486)	€6.14
“Sharesave Plan” (International – 5 years UK)	(216,446)	£4.43
Stock option plan (International)	(5,296,373)	€9.37
Stock option plan (United States)	(769,044)	€9.92

Options outstanding at the end of the year	98,938,143	€8.77

Details of outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
Stock option plans (France)	41,919,437	4	€8.66	280,799
Stock option plans (International - 3 years - UK)	2,082,545	10	£3.81	218,684
Stock option plans (International - 3 years - Netherlands)	158,402	15	€6.14	2,052
Stock option plans (International - 5 years - UK)	1,411,921	16	£4.43	34,726
Stock option plans (International)	52,221,908	1	€9.06	41,331,860
Stock option plans (US)	1,143,930	0.5	€9.58	1,099,494

Total	98,938,143	3	€8.77	42,967,615

The number of options outstanding at December 31, 2004 represented 2.05% of the shares issued by Orange SA at that date.

In addition, the Orange consolidated subsidiaries, Mobistar SA and ECMS, have each set up stock option plans as described below:

■	Mobistar SA

Mobistar SA has granted stock options to certain employees in the form of stock warrants (“BSA”). At December 31, 2004, 255,826 were outstanding, (778,770 at December 31, 2003). In January and February 2004, 286,149 BSA were exercised and 231,371 in September 2004. The exercise price of a BSA is €34.15. 15,137 BSA expire in July 2005 with the remaining 240,689 expiring in July 2008. BSA may only be exercised during predefined one-month periods between January 2004 and July 2008, as follows:

-	Beneficiaries were able to exercise up to 50% of their BSA in January 2004.

-	Beneficiaries were also able to exercise up to 75% of their BSA in September 2004.

-	All of the BSA may be exercised in July 2005. The BSA which expire in July 2008 may also be exercised in January 2006, September 2006, January 2007, September 2007 and July 2008.

■	ECMS

ECMS granted 479,000 stock purchase options to its employees during 2003 and acquired treasury shares in order to comply with the requirements of this plan. The options may be exercised between February 20, 2006 and February 20, 2010, at an exercise price of 37 Egyptian pounds per option.

23.3 Equant stock option plans

The stock option plans approved by the Board of Directors of Equant are described below:

Equant adopted a Stock Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants took effect on July 21, 1998 for all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of the LNO group that SITA transfers to Equant or employees of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the employment contract.

In some countries, Equant has adopted a phantom plan rather than an actual stock option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning stock options without involving the actual transfer of options or shares.

On May 25, 2001, Equant offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. The Option Buyback was conditional upon the completion of the transaction with France Telecom, which was finalized on July 29, 2001. As a result of the Option Buyback, Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options.

On June 29, 2001, all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in Equant paying US$0.5 million in social security charges during the year ended December 31, 2001.

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

In 2003, Equant granted 363,974 options at an average weighted price of €6.17. 75,974 options were granted on April 1, 2003 at a price of €4.46, 200,000 options were granted on June 9, 2003 at a price of €6.45, 10,000 options were granted on July 23, 2003 at a price of €5.62 and 78,000 options were granted on December 11, 2003 at a price of €7.21.

In 2004, Equant granted 1,626,641 options at a price ranging from €3.28 to €8.43, as detailed below:

–	78,000 options were granted on January 1, 2004 at a price of €7.21, exercisable between January 1, 2005 and January 1, 2014. One third of the options may be exercised after one year, two thirds of the options may be exercised after two years and 100% of the options may be exercised after three years.

–	150,000 options were granted on February 26, 2004 at a price of €8.43, exercisable between February 26, 2005 and February 26, 2014. 25% of the options may be exercised after one year, 50% after two years, 75% after three years and 100% after four years.

–	1,190,000 options were granted on March 1, 2004 at a price of €8.25, exercisable between March 1, 2005 and March 1, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years, with the exception of 32,916 options which may only be exercised in full after a period of three years.

–	10,000 options were granted on March 15, 2004 at a price of €7.53, exercisable between March 15, 2005 and March 15, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years, with the exception of 5,870 options which may only be exercised in full after a period of three years.

–	91,641 options were granted on April 1, 2004 at a price of €7.89, exercisable between April 1, 2005 and April 1, 2014. One third of the options may be exercised after one year, two thirds after two years and 100 % after three years.

–	12,000 options were granted on April 22, 2004 at a price of €7.39, exercisable between April 22, 2005 and April 22, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years.

–	70,000 options were granted on July 22, 2004 at a price of €5.02, exercisable between July 22, 2005 and July 22, 2014. 25% of the options may be exercised after one year, 50% after two years, 75% after three years and 100% after four years.

–	25,000 options were granted on March 15, 2004 at a price of €3.28, exercisable between October 26, 2005 and October 26, 2014. One third of the options may be exercised after one year, two thirds after two years and 100 % after three years.

The different option plans granted by Equant to its employees (including the restricted share awards) are summarized below:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	7,815,390	$ €	20.23 16.01

Granted	1,626,641	$ €	10.33 7.96

Exercised	(103,704)	$ €	27.00 20.81

Cancelled, returned, lapsed	(1,545,420)	$ €	25.95 20.00

Options outstanding at the end of the year	7,792,907	$ €	16.94 13.47

Details of outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price		Number of options exercisable at Dec. 31, 2004
Stock options plans	7,792,907	19	$ €	16.94 13.47	3,483,831

Total	7,792,907	19	$ €	16.94 13.47	3,483,831

The number of options outstanding at December 31, 2004 represented 2.66% of shares issued by Equant NV at that date.

NOTE 24 - MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	5,966	9,780	8,101
Net income/(loss) for the period	218	522	(170)
Issuance of share capital to minority interests	2	(52)	23
Effect of acquisitions and divestitures	(2,117)	(3,226)	2,747
Appropriation of prior period net income/(loss)	(144)	(120)	(77)
Translation adjustment	283	(836)	(799)
Other	(156)	(102)	(45)

Closing balance	4,052	5,966	9,780

At December 31, 2004, minority interests related mainly to TP Group for an amount of €2,567 million, Orange subsidiaries for €599 million, Equant for €411 million, and PagesJaunes for €138 million. The effect of acquisitions and divestitures primarily reflects the purchase of minority interests - representing €(1,259) million - further to France Telecom’s public tender offer for Wanadoo shares (see Note 3), €(198) million further to the compulsory purchase of outstanding shares in Wanadoo, €(248) million further to the tender offer followed by the compulsory purchase of Orange shares (see Note 3), and €(519) million reflecting the impact of consolidating Tele Invest and Tele Invest II at January 1, 2004 (see Note 2).

At December 31, 2003, minority interests related mainly to Orange SA and its subsidiaries for an amount of €673 million, TP Group for an amount of €2,507 million, Wanadoo for €1,449 million and Equant for €965 million. The change in translation adjustment is mainly due to the exchange rate variations of the Polish zloty and the pound sterling. The effect of acquisitions and divestitures primarily reflected the purchase of minority interests in Orange – representing €2,962 million - further to France Telecom’s public exchange offer for Orange shares (see Note 3).

At December 31, 2002, minority interests related mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP Group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million. The effect of acquisitions and divestitures related mainly to the change in the method of consolidation of TP Group (see Note 3) for €3,011 million and to the purchase of approximately 2% of the minority interests in Orange SA following the exercise of a put option by E.On amounting to €(539) million (see Note 3) and to the dilution of France Telecom’s interest in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

NOTE 25 - SHAREHOLDERS’ EQUITY

At December 31, 2004, the share capital of France Telecom amounted to €9,869,333,704, made up of 2,467,333,426 ordinary shares with a par value of €4 each. For the year ended December 31, 2004, the weighted average number of ordinary shares outstanding amounted to 2,444,046,190, and the weighted average number of ordinary and dilutive shares amounted to 2,482,499,469.

French decree no. 2004-387 of May 3, 2004, issued pursuant to law no. 2003-1365 of December 31, 2003, authorized the transfer of France Telecom from the public sector to the private sector. On September 7, 2004, the French State sold 267,716,480 existing France Telecom shares, representing 10.85% of France Telecom’s share capital. These shares were held either directly or indirectly through ERAP, an industrial and commercial public undertaking. Following this sale, the French State launched a share offer reserved for employees and former employees of the France Telecom Group pursuant to the French law of August 6, 1986 on privatization (see Note 31).

At December 31, 2004, the French State owned directly, and indirectly through ERAP, 42.24% of France Telecom’s share capital.

25.1 Changes in share capital

During 2004:

■	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

■	On April 29, 2004, France Telecom issued 64,796,795 new shares in exchange for the Wanadoo shares tendered to the public exchange offer.

■	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options. These options were exercised between September 27, 2004 and December 31, 2004. The exercise - during said period - of the Wanadoo stock options transferred to France Telecom (see Note 23.1) resulted in the creation of 218,658 France Telecom shares, as noted by the Board of Directors on January 26, 2005.

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

During the year ended December 31, 2003, in addition to the TDIRA issuance (see Note 26), the authorization was used as follows:

■	France Telecom increased its share capital through the issuance of 1,037,205,725 new shares with a par value of €4. Following this issuance, the number of shares issued reached 2,224,364,449 and the Company’s share capital amounted to €8,897,457,796. This capital increase was carried out through grants of stock purchase warrants (BSA) at a ratio of one BSA per France Telecom share held. 20 BSA gave holders the right to subscribe to 19 shares at a price of €14.50 per share. Further to France Telecom’s announcement that the BSA allocated to its 95,363,219 treasury shares would not be exercised or sold, 1,091,795,500 BSA were exercised (five BSA were not exercised due to the ratio applicable). France Telecom entered into a collateral contract with a bank syndicate which committed the bank syndicate to acquire and exercise all outstanding BSA. At the end of the subscription period, the shares issued were placed on the market in the course of a placement with bookbuilding and the difference between the placement price and the subscription price, i.e. €4.275 per BSA, was paid to the BSA holders selling their BSA. The gross amount of the rights issue totaled €15,039 million. Taking into account the issuance costs and bank fees (€200 million), the net proceeds from the capital increase amounted to €14,839 million.

■	On February 25, 2003 the Board of Directors decided to cancel 3 million France Telecom treasury shares (representing €312 million) over the first six months of 2003 in connection with the TDIRA issuance authorized by the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003.

■	In June 2003, France Telecom launched an employee share issue. On July 28, 2003 the Chairman noted that at the end of the subscription period, 5,596,476 shares payable in cash had been subscribed, and a further 1,754,152 free shares had been granted to the subscribers, representing a total of 7,350,628 new shares for an amount of €87 million.

■	On October 17, 2003, France Telecom issued 170,600,523 shares with a par value of €4 each, thus increasing the number of shares in issue to 2,402,315,600 and the share capital to €9,609,262,400 in order to finance the acquisition of Orange shares as part of the exchange offer (see Note 3), in addition to the 95,363,219 treasury shares remitted (see below). Based on the market price of the France Telecom share on October 16, 2003 (€21.25) - the date on which the Conseil des Marchés Financiers published the results of the exchange offer - the gross amount of the capital increase was €3,625 million. Issuance costs and bank fees amounted to €32 million.

■	At December 31, 2003, the capital of France Telecom included 1,228 shares issued further to the conversion of 101 convertible bonds during the year, at a ratio of 12.17 shares per bond. These bonds had a face value of €800.05 and were issued at par in November 1998. At December 31, 2003, 2,536,878 bonds were outstanding. They matured on January 1, 2004 and holders have been able to redeem their bonds since January 2, 2004.

During the year ended December 31, 2002, France Telecom:

■	Increased its share capital through the issuance of 33,687,956 new shares with a par value of €4 each, representing €134.8 million, in order to distribute part of the 2001 dividend in the form of shares, including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, representing a total of €527.6 million.

■	Carried out an employee share issue representing 2,298,125 shares

■	at a price of €22.85, plus the 2,381,416 shares granted free to subscribers, i.e. a total of 4,679,541 new shares - with a par value of €4 each - for an amount of €18.7 million. The issuance premium amounted to €33.8 million after employer contributions and the discount linked to shares issued free to subscribers.

■	As part of the same operation, France Telecom bought back 2,160,593 shares from Company mutual funds (“‘Fonds Commun de Placement d’Entreprise “) for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in the share capital and issuance premium amounted to €8.1 million and €38.5 million, respectively.

25.2 Treasury shares

During the year ended December 31, 2004:

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of April 9, 2004, the Company’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital. This authorization was given for a period of 18 months - from the date of the meeting up to October 9, 2005 - pursuant to the share buyback program approved by the Autorité des marchés financiers on March 22, 2004 under no. 04- 182.

Under this program, on December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

France Telecom did not purchase any other shares in 2004 in the context of this program and therefore holds no treasury shares at December 31, 2004.

During the year ended December 31, 2003:

■	France Telecom used 95,363,219 existing treasury shares to exchange for Orange shares under the public exchange offer (see Note 3), in addition to the 170,600,523 new shares issued (see above). This transaction resulted in a gross increase in shareholders’ equity of €9,665 million, less a €5,675 million capital loss, net of a €1,963 million tax impact, i.e. a net increase in consolidated shareholders’ equity of €3,990 million. Further to the public exchange offer, France Telecom did not hold any treasury shares at December 31, 2003.

During the year ended December 31, 2002:

■	Acquisitions of treasury shares represented 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 of 49.74 million shares representing the remaining shares held by Vodafone for an amount of €4.973 billion and the July 31, 2002 purchase of 2.16 million shares from Fonds Commun de Placement d’Entreprise for €49.4 million, as part of the employee share issue (see above).

■	Further to the employee share issue and the Company’s purchase of 2.16 million of its treasury shares (see above), on September 12, 2002 the Board of Directors decided to cancel 2,040,716 shares.

■	No treasury shares were divested during the year.

■	Put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

■	After these transactions, France Telecom had no off-balance sheet commitments related to treasury shares at December 31, 2002.

25.3 Total Number Of Shares Potentially Available For Issue

The table below shows the weighted average number of shares potentially available for issue based on the instruments in force at December 31, 2004.

	Dec. 31, 2004	Dec. 31, 2003
Perpetual bonds redeemable for shares –TDIRA(1) (see Note 26)	132,601,144	141,786,988
OCEANE bonds	14,648,679
Other convertible bonds(2)	–	85,803,753
Orange liquidity contract (see Note 23)	44,027,474	50,624,031
Wanadoo stock options transferred (see Note 23)	7,214,125	–

Total	198,491,422	278,214,772

25.4 Instruments Included In The Calculation Of Diluted Earnings Per Share

Based on the instruments detailed in Note 25.3, the table below lists the instruments that were effectively included in the calculation of diluted earnings per share.

Instruments included in the calculation of diluted earnings per share	Dec. 31, 2004	Dec. 31, 2003
Weighted average shares outstanding – basic	2,444,046,190	1,955,369,526
Perpetual bonds redeemable for shares –TDIRA(1) (see Note 26)	–	141,786,988
OCEANE bonds	14,648,679	–
Other bonds convertible/exchangeable into shares(2)	–	85,803,753
Orange liquidity contract (see below)	18,860,297	3,453,748
Wanadoo stock options transferred (see below)	4,944,303	–

Weighted average shares outstanding – diluted(1) & (2)	2,482,499,469	2,186,414,015

(1)	The perpetual bonds redeemable for shares (TDIRA) were anti-dilutive and were not included in the calculation of diluted earnings per share at December 31, 2004

(2)	At December 31, 2004, France Telecom no longer had any bonds convertible and exchangeable into shares. The bonds issued in 1998 and 2001 had been redeemed in full at December 31, 2004.

As regards the Orange liquidity contract, the number of potential shares effectively included in the calculation of diluted earnings per share is determined as follows: for each plan falling within the scope of the liquidity contract, an exchange ratio representing 1 Orange share for 0.445 France Telecom SA share (see Note 23) is applied to the exercise price of the options. This amount is compared to the France Telecom SA share price at December 31, and if lower, it is considered to be in the interests of the option holders to exercise their options. Accordingly, all options relating to the stock option plan are deemed to have been converted into France Telecom SA shares. The following calculation is then applied to stock option plans meeting the afore-mentioned conditions:

Number of options x [France Telecom SA share price – (exercise price of the options x exchange ratio)/France Telecom SA share price] = Number of potentially dilutive shares.

For the calculation of the number of potentially dilutive instruments regarding Wanadoo stock options a pro rata rate is applied from April 19, 2004, the date on which the public exchange offer for Wanadoo shares was closed (see Note 23).

25.5 Distributions

France Telecom’s Shareholders’ Meeting of April 9, 2004 approved the distribution of an amount of €0.25 for each France Telecom share outstanding at the date of said Meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The cash payment was paid on May 7, 2004.

25.6 First-Time Adoption Of New Accounting Standards

The application of CNC Recommendation 03-R-01 on employee benefits led to the reclassification of early retirement plans as employment termination benefits, resulting in a decrease of €503 million in consolidated retained earnings, or €325 million excluding tax (see Note 2).

At January 1, 2004, the impact on consolidated retained earnings of consolidating securitization vehicles, as well as Tele Invest and Tele Invest II (see Notes 2 and 3), was as follows:

-	an increase of €4 million relating to FT SA and Orange securitization vehicles (see Note 2),

-	a decrease of €(66) million relating to Tele Invest and Tele Invest II, corresponding to (i) €(524) million in cumulative financial charges incurred by Tele Invest and Tele Invest II at January 1, 2004; (ii) €(155) million in goodwill amortization relating to TP SA; (iii) €12 million in other changes in shareholders’ equity; (iv) a €(269) million change in cumulative translation adjustment at January 1, 2004; and (v) €870 million relating to the reversal of the provision set aside in respect of Kulczyk’s put option (see Note 22).

The application of Comité d’Urgence Opinion no. 2004-E of October 13, 2004 on the accounting treatment of volume-based or incentives granted by companies to their customers led to a net decrease of €195 million in retained earnings at January 1, 2004.

25.7 Foreign Currency Translation Adjustment

At December 31, 2004, the €610 million increase in shareholders’ equity recorded under “Translation adjustment” primarily concerns TP SA (€664 million).

Out of the total €610 million increase, €426 million concerns goodwill, including €357 million relating to TP SA and €43 million relating to Orange PCS.

At December 31, 2003, the (€3,614 million) reduction in shareholders’ equity recorded under “Translation adjustment” primarily concerned Orange PCS ( a €2,002 million reduction), TP SA (a €558 million reduction) and the Equant sub-group (a €249 million reduction).

Out of the total (€3,614 million) reduction, (€2,142 million) concerned goodwill, including (€1,471 million) relating to Orange PCS, (€310 million) to TP SA and (€109 million) to Equant.

NOTE 26 - NON-REFUNDABLE FUNDS AND EQUIVALENTS

In accordance with the Assignment and Subscription Agreements, the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRA), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors (See Note 22.3).

On March 3, 2003, France Telecom issued 430,705 perpetual bonds redeemable for shares of France Telecom (TDIRA) with a nominal value of €14,100 each, representing a total amount of €6,072,940,500, of which €4,820,931,000 was reserved for the banking syndicate (the “Bank Tranche”) and €1,252,009,500 for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRA had an initial interest rate of 7% from their issuance date until December 31, 2009 inclusive and were indexed on Euribor +3 % thereafter. These rates could be revised to 6.5% and Euribor 3 months +2.5 % if, among other conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s, respectively. Where no dividend payment is voted in the Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment date, France Telecom can delay the payment of the coupon. Such deferred interest will itself accrue interest based on the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. Such interest costs are expensed on an annual basis in the statement of income. Where their payment is deferred, identified interest and/or capitalized interest will be included in liabilities but not in the “non-refundable funds and equivalents” line.

France Telecom’s Shareholders’ Meeting of May 27, 2003 decided not to pay dividends for the year ended December 31, 2002 and France Telecom decided to defer the payment of interest due on the TDIRA for 2003, representing an amount of €253 million at December 31, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is higher than 125% of the redemption price), using the following conversion ratio: 355.8959 shares for one TDIRA with a nominal value of €14,100 (the initial ratio of 300 shares per TDIRA was adjusted in April 2003 and May 2004 to take into account France Telecom’s capital increase and distribution of premiums). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the TDIRA redemption rate allocated to the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRA were listed on the Premier Marché (international issuances) of Euronext Paris and the information memorandum was approved with a warning by the Commission des Opérations de Bourse on February 24, 2003 under visa n°03-092. The initial subscribers agreed not to sell their securities up to the earlier of the date that falls six months after any capital increase carried out by France Telecom through a public offer, and June 30, 2004.

On August 25, 2003 France Telecom and the TDIRA holders agreed to change the conditions applicable to the payment of interest on the TDIRA in order to align them with market conditions following interest rate spread decreases applied to France Telecom since its share capital increase. Following this amendment, the TDIRA bear interest at 5.75% from their issuance date until December 31, 2009 inclusive (instead of 7% as initially agreed) and at Euribor +3% thereafter (unchanged compared to the initial interest conditions described above). These two rates could be revised to 5.25% (instead of 6.5% as per the initial interest conditions) and Euribor 3 months + 2.5% thereafter (unchanged compared to the initial interest conditions detailed above) if, among other conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s, respectively. This set of amendments required France Telecom to pay an additional amount of €438 million to TDIRA holders, which was recorded as a non-operating expense in the second half of 2003.

In addition to the change in the interest on the TDIRA, the term of the commitment by the holders not to sell these securities on the market was extended from October 15, 2003 (the initial deadline) to June 30, 2004.

During the second half of 2003, France Telecom bought back 56,297 of the TDIRA. 54,524 were bought back from the holders of the “Bank Tranche” and 1,773 TDIRA were bought back from holders of the “Supplier Tranche”.

During the second half of 2004, France Telecom bought back 9,220 of the TDIRA from the holders of the “Bank Tranche”. Further to this transaction, the “Bank Tranche” has decreased from 287,386 TDIRA to 278,166 TDIRA.

At December 31, 2004, the remaining TDIRA recorded under “Non-refundable funds” amounted to €5,149 million.

Following the decision of France Telecom’s Shareholders’ Meeting held on April 9, 2004 to pay dividends for 2003, on January 3, 2005, the Company paid out a total of €548.4 million, including €296 million in interest due in 2004 and €252.4 million in respect of interest deferred in 2003.

NOTE 27 - RELATED PARTY TRANSACTIONS

The related party transactions summarized below mainly concern material transactions carried out in the ordinary course of business with (i) companies accounted for under the equity method; (ii) companies where the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee; and (iii) La Poste. Subsequent to the separation of France Telecom and the French postal services (La Poste) in 1987, a number of transactions have subsisted, relating particularly to personnel and shared properties.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided at market prices.

Amounts receivable from related parties

(in millions of Euros)	At
Related party	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	6	4	–
AXA	6	–	–
Thomson	16	26	–
La Poste	54	56	47

Amounts payable to related parties

(in millions of Euros)	At
Related party	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	16	18	–
AXA	4	21	–
Thomson	4	7	–
La Poste	49	28	36

Material transactions with related parties

(in millions of Euros)		At
Related party	Type of transaction	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	Expenses	(62)	(55)	–
	Income	11	23	–

AXA	Expenses	(14)	(29)	–
	Income	21	5	–

Thomson	Expenses	(15)	(13)	–
	Income	16	22	–

La Poste	Jointly managed services	84	56	42

NOTE 28 - CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

28.1 Contractual Obligations Reflected on the Balance Sheet

			Payments due by maturity at December 31, 2004
(in millions of Euros)	Note/ Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Short-term borrowings	16		3,887	3,887
Long-term borrowings	16		43,504	7,478	9,866	9,535	16,625
- TP SA credit line draw-downs(1)	18		572	125	152	118	177
- Orange credit line draw-downs(2)	18		260	79	99	57	25
- Bonds convertible, exchangeable or redeemable into shares(3)	17		1,592	442		1,150
- Capital leases	22.2.1 a	)	832	69	172	128	463

Early retirement plan	22		3,760	880	1,640	947	293

Total			51,151	12,245	11,506	10,482	16,918
(1)	Amount before swap: €557 million

(2)	Amount before swap: €260 million

(3)	Maximum amounts assuming no conversion or exchange.

28.2 Off-balance Sheet Contractual Obligations and Commitments

At December 31, 2004, Management considers that, to the best of its knowledge, there are no existing commitments, other than those described below, likely to have a material impact on the current or future financial position of France Telecom.

28.2.1 Investment, Purchase and Leasing Commitments

			Payments due by maturity at December 31, 2004
(in millions of Euros)	Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Operating lease commitments	a	)	6,133	921	1,715	1,607	1,890
Investment commitments	b	)
- TP Group investments			2,216	503	1,713
- Other investments			1,206	961	176	65	4
Commitments related to the purchase and leasing of goods and services	c	)	3,278	1,581	984	329	384

Total			12,833	3,966	4,588	2,001	2,278

a)	Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable capital and operating leases at December 31, 2004:

	At December 31, 2004
(in millions of Euros)	Capital leases(1) & (2)	Operating leases(3)
2005	69	921
2006	71	870
2007	101	845
2008	60	818
2009	68	789
2010 and beyond	463	1,890

Total minimum future lease payments	832	6,133
Less interest payments	63

Net present value of minimum commitments	769	6,133

(1)	Included in the borrowings set out in Note 16.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions (see Note 28.3 below).

(3)	Lease payments taking the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003, France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €310 million at December 31, 2004.

Lease payments under operating leases posted to the statement of income in 2004 amounted to €1,113 million (€1,211 million in 2003).

b)	Investment commitments

France Telecom’s investment commitments primarily relate to the development of its networks.

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the above table, imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of Orange’s 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards governmental and/or regulatory authorities.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand access to high-speed Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require significant investments by France Telecom in future years. These investments fall within the scope of the current rollout of the high-speed network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

■	TP Group

As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (see Note 3), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2004, the remaining amount to be invested by TP Group under this program amounted to €2,216 million (compared to €2,626 million at December 31, 2003).

■	Orange

-	Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands and Switzerland. At December 31, 2004, these commitments amounted to €253 million.

-	On July 15, 2003, Orange France SA and the two other mobile telephone operators in France signed a National Agreement (“Convention Nationale”) with the French government, the Association of French mayors, the French administrative départements and the French Telecommunications regulator (“ART”) under which they undertook to provide network coverage for certain low population zones (so called “white zones”). This agreement provides for a second phase of deployment covering approximately 1,000 additional sites between 2005 and 2007. The terms and conditions of this second phase of deployment were outlined in a letter sent to Orange France SA by the French Telecommunications Minister on March 25, 2004, as part of the GSM license renewal process which is currently underway (see below), and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will bear the cost of this second phase of deployment in its entirety. The amount of related expenditure expected to be incurred by each of the three French mobile operators is estimated at between €55 million and €70 million. Total commitments relating to the rollout of the network to the “white zones” in France are estimated at €86 million for the two deployment phases.

■	FCR Vietnam

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator - to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was US$467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$178 million. Taking into account the investments already made, the residual amount of the commitment is estimated at approximately US$78 million at December 31, 2004.

c)	Commitments related to the purchase and leasing of goods and of services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of handsets and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2004 relate to the following:

-	the leasing of satellite transmission capacity for different commitments with maturities up until 2015, depending on the contract, in an overall amount of €977 million;

-	the leasing of circuits by Equant in an amount of €361 million;

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €314 million;

-	the leasing of transmission capacity by Orange in an amount of €205 million;

-	purchases of mobile telephony equipment by Orange for approximately €168 million;

-	the outsourcing of certain customer services by Orange in France, in an amount of €120 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s Management considers that these commitments do not give rise to a material risk.

28.2.2 Other off-balance sheet commitments

28.2.2.1 Guarantees

	Commitments due by maturity at December 31, 2004
(in millions of Euros)	Section		Total/ Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Guarantees given to third parties by France Telecom
- as part of the ordinary course of business(1)	a	)	157	58	11	72	16
- in relation to disposals(2)	b	)	1,934	191	384	1,265	94
- sale of carry-back receivables	c	)	1,706			235	1,471
- “QTE” leases	d	)	1,396				1,396

Total			5,193	249	395	1,572	2,977

(1)	These concern warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Limited guarantees.

a)	Guarantees given as part of the ordinary course of business

The main commitments of France Telecom relating to borrowings are set out in Notes 16, 17 and 20.

France Telecom grants certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in section 28.3 (“Assets covered by commitments”). Although they are not shown in the table above, any material guarantees granted by the Group to cover the commitments of consolidated subsidiaries are disclosed in this note when there are minority interests involved. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is US$500 million.

On an exceptional basis, France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method. At December 31, 2004, the amount of such guarantees was not material.

France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain non-consolidated companies or companies accounted for by the equity method. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned. At December 31, 2004, the amount of such guarantees is no longer material. At December 31, 2003, the two main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in Bitco entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002), granted to TA Orange Company Limited (99.86%-owned by Bitco). Under this agreement, Orange and one of its co-shareholders in Bitco had agreed to inject cash in TA Orange Company Limited up to a maximum amount of US$175 million. Upon completion of the disposal of part of its shareholding in Bitco on September 29, 2004 (see Note 3), Orange was fully released from all its obligations and commitments in connection with the bridge loan facility granted to TA Orange Company Limited in 2002.

•	Pursuant to a shareholder support agreement, established in connection with the financing agreements of ONE GmbH, Orange undertook to make a shareholder contribution available to ONE GmbH (a 17.45%-owned investment) if so required as a result of a decline in ONE GmbH’s financial health. The maximum amount of the contribution was set at €68 million. This obligation, due to be extinguished in 2009, has been cancelled following the refinancing of ONE GmbH, arranged on October 21, 2004.

b)	Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the term and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 31, 2004
(in millions of Euros) Asset/Investment sold	Beneficiary	Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
- TDF(1)	Tower Participations and subsidiaries	645			553	92
- Eutelsat	Eurazeo BlueBirds	462			462
- Casema	Cable Acquisitions	250			250
- Stellat	Eutelsat	180	180
- Real estate	Financial institutions	168	135	33
- Pramindo Ikat(2)	PT Indonesia	123		123
- Orange Denmark	TeliaSonera	90		90

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at the end of 2009), as well as in connection with certain major sites (expiring at end-2005 or end-2006, depending on the guarantee).

(2)	Since August 15, 2004, most guarantees given have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.

As part of the 2002 sale of the controlling interest in Télédiffusion de France (TDF) (see Notes 3 and 28.2.2.3), the shareholders’ agreement between France Telecom, Caisse des Dépôts et Consignations and certain investment funds gave control of Tower Participations SAS to the investment funds, which had the majority of representatives on the Supervisory Board. Shareholders agreed that in the event of failure to comply with contractual obligations relating to the composition of the Supervisory Board and/or majority rules for shareholders’ meetings of Tower Participations SAS, they would pay a penalty of €400 million to the investment funds on a pro rata basis. This commitment expired upon completion of the divestment by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31).

c)	Sale of carry-back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for fiscal years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7, France Telecom has accepted a standard clause relating to the existence of receivables sold and is committed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3-year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

d)	“QTE” leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has leased out and then leased back certain items of telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and are therefore not shown in the table detailing minimum future lease payments (see Note 28.2.1). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2004, the guarantee represented €1,396 million.

28.2.2.2 Commitments to acquire or sell securities

	Maximum commitments due by maturity at December 31, 2004(1)
(in millions of Euros)	Section	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Commitments to acquire or subscribe to securities	a)	560	556	4	0	0
Commitments to sell securities	b)	871	871	0	0	0
Reciprocal conditional commitments(2)	c)	777	777	0	0	0

(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date.

(2)	Maximum amount for France Telecom.

a)	Commitments to acquire or subscribe to securities

As part of agreements between France Telecom and its partners within jointly held subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

•	Orange Dominicana (see Note 31)

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable during the first month of each quarter from 2003 to 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. At December 31, 2004, the company posted €155 million in sales and had 704,000 subscribers.

•	Wirtualna Polska/TP Internet

TP Internet, a wholly-owned subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA - 80.46%-owned by TP Internet - held by the other shareholders. The exercise price is indexed to the number of unique users of Wirtualna Polska, up to a maximum of US$66.40 per share. This option can be exercised either between June 1, 2005 and June 1, 2006, provided the average number of users exceeds three million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska’s site. In 2003, TP Internet increased its stake in Wirtualna Polska from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified. In February 2004, Wirtualna Polska filed for bankruptcy protection under Polish law and in April 2004, a Polish Commercial Court announced that the company had gone bankrupt, although it indicated the possibility that an out-of-court settlement may be reached with the company’s creditors (see Note 29).

•	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom SNC has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture of its own volition. The exercise price of the option is based on a contractual price formula.

•	TDF

Pursuant to the agreements signed in 2002 upon the sale of Télédiffusion de France (TDF) and the acquisition of approximately 36% of the capital of Tower Participations SAS (see Note 3), France Telecom entered into a joint commitment with the other shareholders of the company to purchase convertible bonds and to exercise equity warrants prorata to its interest in the company, if Tower Participations SAS deems it necessary. For France Telecom this represented a maximum commitment of €50 million. The commitment expired upon completion of the sale by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31).

•	TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, France Telecom and Kulczyk Holding created a consortium. From October 31, 2001, this consortium owned 47.5% of TP SA, of which 33.93% was held by France Telecom and 13.57% by Kulczyk Holding (held through TeleInvest and TeleInvest II).

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less 1 share of the capital of TP SA on October 12, 2004 (see Note 3) and the remaining 3.57% on January 17, 2005 (see Note 31). As a result of these transactions, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

The Polish government has undertaken to grant a priority right of purchase to the consortium in the maximum amount of 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2004, less than 4% of TP SA’s capital was directly held by the Polish government.

•	STMicroelectronics NV (“STM”)

STMicroelectronics Holding NV – or “STH” – (see Note 12) holds an option (“the Option”) granting it the right under certain circumstances to indirectly purchase preference shares at their par value, enabling it to obtain the majority of the voting rights in STMicroelectronics N.V. (“STM”). A new agreement was signed by STH’s direct and indirect shareholders on March 17, 2004 concerning their indirect shareholding in STM. At the date of said agreement, France Telecom indirectly held the following shares (see Note 12):

–	30 million STM shares previously underlying a bond exchangeable for STM shares due to mature on December 17, 2004 (see Note 17), and redeemed on March 9, 2004;

–	26.42 million shares underlying notes redeemable for STM shares maturing on August 6, 2005 (the “Equity Note”).These shares correspond to the maximum number of STM shares that France Telecom may grant to holders of the Equity Note (the exact number of shares to be granted will depend on the price of the shares at the date the Equity Note matures and will amount to at least 20.13 million shares if the price of STM shares exceeds €21.97 at said date).

Under the agreement, France Telecom undertook to:

(i) finance the exercise of the Option if STH were to exercise said Option after December 31, 2004 pro rata to its indirect interest in STM but not including the shares underlying the Equity Note. On December 3, 2004, STH carried out a block sale of the 30 million eligible STM shares on behalf of France Telecom (see Note 3). Accordingly, France Telecom no longer has any commitments in this respect.

(ii) finance the exercise of the Option if STH were to exercise the Option after redemption of the Equity Note in proportion to the number of STM shares it still held at said date. This would concern a maximum of 6.3 million shares assuming the share price exceeds €21.97 at maturity. France Telecom does not consider the risk to which it is exposed under this agreement to be material.

b)	Commitment to sell securities

•	Cable activities

On December 21, 2004, France Telecom undertook to sell its subsidiary France Telecom Câble, together with its cable networks, to a consortium comprising the fund manager Cinven and the cable operator ALTICE. The transaction fell within the scope of a global agreement concerning the sale of the cable operations of France Telecom, the CANAL+ Group and TDF, and is subject to the approval of the European Union competition authorities, as well as the agreement of the local authorities in which the networks operated by France Telecom Câble and NC NUMERICABLE are located, in particular with the non-exercise of their preemption right.

The sale price will total €351 million for France Telecom. This amount may be adjusted, where appropriate, to reflect the number of networks effectively transferred. France Telecom and the CANAL+ Group will each retain an interest of approximately 20% in the new company, representing an investment of approximately €37 million for each company.

•	TDF

On November 8, 2004, France Telecom undertook to sell its entire 36% interest in Tower Participations SAS, to investment funds managed by Chaterhouse Development and CDC Entreprises Equity Capital, and to Caisse des Dépôts. This transaction was completed on January 27, 2005.

Pursuant to the agreements entered into in 2002, a portion of the financial gain generated on this transaction may be transferred to the other shareholders when they subsequently sell their shares (see section 28.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”, and Note 31).

•	Intelsat

On August 16, 2004, Intelsat, 5.44%-owned by France Telecom, entered into an agreement with Zeus Holdings (“Zeus”) providing for a merger between Zeus and Intelsat and the simultaneous withdrawal of all of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per Intelsat share. This agreement was approved by Intelsat’s shareholders in the Shareholders’ Meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Notes 12 and 31).

c)	Reciprocal conditional commitments

France Telecom has agreed, with its partners in certain companies, to various clauses for the compulsory or optional transfer of securities. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of the clauses provide for the determination of a transfer price on the basis of market value, generally set by a professional expert. France Telecom considers that the spread of values is too wide to be relevant, due to the start-up status of many of the companies concerned, and that their publication would be prejudicial to France Telecom’s interests in standard negotiations between the parties in the event of the transfer clauses being applied. At December 31, 2004, France Telecom’s commitments in this respect were as follows:

•	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36.12% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a mediation process. These options are generally exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2004, Orange Slovensko posted sales of €480 million and had 2,361,000 subscribers.

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change of control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2004, amounted to €1,574 million for 100% of the shares.

•	Clix

The shareholders’ agreement of the Portugal-based Clix, which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put and call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise conditions and price determination. Therefore, the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure. At December 31, 2004, Clix posted sales of €24 million and had 47,861 subscribers.

28.2.2.3 Commitments relating to additional purchase consideration and sharing of capital gains

In the context of agreements to acquire or sell securities, France Telecom has, in exceptional cases, undertaken to pay additional purchase consideration and/or waive part of the resulting capital gain after completion of the transaction concerned.

•	TDF

Within the scope of the sale of the controlling interest in Télédiffusion de France (TDF) in 2002, the shareholders’ agreement specifies shareholder liquidity rights, setting out certain preemption, joint exit and joint divestment rights.

Furthermore, upon future divestment of the shares of Tower Participations and Tower Participations France, the shareholders have a commitment, which was amended in the agreement signed on November 8, 2004 and performed on January 27, 2005, to share the gain on their investment as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to the shareholders’ interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million.

•	Eutelsat

In the context of the Eutelsat divestment (see Note 3), France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. Eurazeo and the financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% IRR. Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. The remaining proceeds are distributed among all shareholders.

BlueBirds’ share in the extraordinary dividends paid by Eutelsat to its shareholders in December 2004 was paid over in full to BlueBirds’ “B shareholders”.

•	Orange Romania

On February 27, 2004, WSB, a wholly-owned subsidiary of Orange, acquired 5.46% of the share capital of Orange Romania SA from one of its co-shareholders for a cash amount of US$58.7 million, pursuant to an agreement signed on December 19, 2003. If Orange acquired shares in Orange Romania from a third party within 12 months following the completion of the transaction in return for a cash consideration or listed shares, and if the acquisition price of these shares exceeds US$1.15 per Orange Romania SA share, Orange would be obliged to pay an additional purchase consideration to the seller equal to the premium per share.

•	TP SA

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004 (see Note 28.2.2.2 a), on January 18, 2005 France Telecom paid Kulczyk Holding a lump sum indemnity of €51 million. At December 2004, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% to be acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

28.2.2.4 Commitments related to employees other than pension and similar commitments

•	Commitments related to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. (i) to pay the recruiting body for the first four months’ during which the employee concerned is seconded; (ii) pay an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimburse the new employer up to the amount of the additional cost payable in the form of employer’s contributions further to the secondment; and (iv) reimburse the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law), remained consistent with the volume of secondments in 2004, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €276 million.

•	Individual rights to training

Regarding individual rights to training for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 585,184 hours at December 31, 2004. The employees concerned have not made a claim for any of these hours.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to individual rights to training in France Telecom’s financial statements at December 31, 2004.

28.3 Assets covered by commitments

The table below shows France Telecom’s capacity to freely use its assets at December 31, 2004.

(in millions of Euros)	December 31, 2004 Total
Assets held under capital leases	789
Fixed assets pledged or mortgaged(1)	1,410
Collateralized current assets	160
Outstanding sold receivables(2)	2,870

Total(3)	5,229

Pledged consolidated shares(4)	96

(1)	Value in the consolidated financial statements of assets given as security (including pledged non-consolidated shares).
(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €288 million corresponding to assets of companies whose shares have been pledged.
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

Assets held under capital leases amounted to €789 million at December 31, 2004, including €298 million relating to “in substance defeasance” operations carried out by Orange in the UK.

As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations.

At December 31, 2004, these funds totaled €558 million, compared with €1,063 million at December 31, 2003. In 2004, the financial institutions repaid funds in the amount of €462 million relating to the capital lease agreement concluded in 1997 (see Note 16), further to a first demand guarantee of €504 million granted by Orange to the financial institutions in order to secure its obligations under the 1997 capital lease agreement. The remaining amount deposited with these institutions (€558 million), and the related interest, will be used to settle Orange’s obligations under the 1995 lease agreement.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly, the related capital lease obligations are not shown in the table in Note 28.2.1. The operations resulted in a net gain, which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s Management (see Note 22).

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third-party liability insurance to cover the payments under the 1995 capital leases, should the deposit banks become insolvent.

Various fixed and current assets of the France Telecom Group have been pledged or given as security, representing an amount of €1,570 million at December 31, 2004, compared to €11,875 million at December 31, 2003. The pledges relating to these fixed and current assets owned by Orange’s subsidiaries in the United Kingdom, Romania and Belgium, were released in 2004 for an amount of €10.3 billion, following the repayment of bank loans and credit facilities.

At December 31, 2004, the main pledged assets concerned certain of Orange’s consolidated investments in Egypt, Botswana and the Dominican Republic and its non-consolidated investments in Portugal and Moldova.

As part of swap contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2004 was €1,129 million.

Pursuant to the accounting treatment of vehicles used in the context of accounts receivable securitization programs described in Note 2, outstanding sold receivables amounted to €2,870 million at December 31, 2004.

NOTE 29 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, a provision is recorded to provide for the lower end of the range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. However, events arising during legal proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings (and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties) for which the Management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At December 31, 2004, a total of €424 million was recorded in France Telecom’s accounts by way of provisions to cover all of the litigation proceedings in which it is involved.

Litigation related to competition law

A certain number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the Competition court (“Conseil de la Concurrence”), plaintiffs generally claim all available sanctions under the law, including the termination of anti-competitive practices combined with daily penalties and fines that can, in theory and in the worse case scenario, amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for the harm allegedly caused by France Telecom’s anti-competitive behavior.

European Commission procedures and requests for information

■	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Telecom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

■	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

■	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack eX-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court at Luxembourg. A ruling is expected to be handed down in the first half of 2005.

During the first six months of 2004, the European Commission and the Directorate General for Competition (DGCCRF) carried out inquiries at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these inquiries were carried out.

■	Since 2001, the European Commission has been carrying out an inquiry on the invoicing of roaming charges in European member states, which is mainly focusing on the United Kingdom and Germany. In July 2004, the Commission launched formal proceedings against Vodafone and O2 in the United Kingdom. However, no formal proceedings have been initiated against Orange. The timeline for the Commission’s inquiry remains uncertain.

■	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (“taxe professionelle”) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, from which it benefited from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the above-mentioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. Although the Commission had indicated that its decision would be announced by November 2004, no such announcement had been made by February 9, 2005.

France Telecom believes that:

-	The participation of the French State—in its capacity as a majority shareholder—in the Company’s action plan is consistent with the conduct of an informed private investor and does not amount to State aid. The expert advice commissioned by France Telecom from independent advisors supports this position.

-	The special business tax regime also does not constitute State aid. In fact, this tax regime—established in July 1990—led to France Telecom being massively overtaxed by more than €1.7 billion.

Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal security recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced.

After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (“passif éventuel”) as defined under article 212-4 of the French Chart of Accounts.

Competition court procedures

■	On November 18, 1998, Numéricâble applied to the Conseil de la concurrence concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision were rejected. The Conseil de la concurrence reopened its investigation into the substance of the case in June 2003.

■	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (“ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of services offered. 9Telecom filed with the Conseil de la Concurrence an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom is currently considering filing a further appeal with the French Supreme Court (“Cour de Cassation”). Competitors may file claims for damages against France Telecom in the next few months.

At the same time, in the context of its ongoing investigation into the substance of the case, the Conseil de la concurrence has indicated that it believes that France Telecom unfairly restricted access to its local network by competitors and therefore distorted competition on the retail and upstream high-speed ADSL Internet markets. France Telecom responded to these claims in November 2004 and a decision may be announced in 2005.

■	In 1999, T-Online, an Internet subsidiary of Deutsche Telekom, applied to the Conseil de la Concurrence in relation to alleged abuse by France Telecom of its dominant position on the high-speed Internet market. Following this application, in 2002 the Conseil de la concurrence suspended the marketing and sale of Wanadoo’s eXtense (Internet ADSL) packages in France Telecom’s sales outlets. Under this ruling, the suspension would be lifted if France Telecom provided, and two Internet access providers accepted, an extranet server that would allow for the mass marketing of their own high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had duly fulfilled its obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions made by Liberty Surf. During the investigation into the substance of the case, on January 20, 2003 the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales outlets. In a decision handed down on December 21, 2004, the Conseil de la concurrence dismissed all such complaints. At the end of January 2005, T-Online filed an appeal against this decision with the Paris Court of Appeal.

■	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Conseil de la concurrence. In a decision dated October 14, 2004, the Conseil de la concurrence ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On November 20, 2004, France Telecom lodged an appeal against this decision with the Paris Court of Appeal.

■	On September 12, 2003, France Telecom was ordered by the Conseil de la concurrence to pay a fine of €40 million. This order came further to a claim filed by Foneca and Scoot—directory and telephone information companies—that France Telecom had not respected an injunction issued by the Paris Court of Appeal in July 1999 (in the Filetech case), whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner. The Conseil considered that the prices which France Telecom amended in 1999 and 2002 were still not cost-driven and that this prevented competition. France Telecom paid the fine in November 2003, and on April 6, 2004, the Paris Court of Appeal rejected the application lodged by France Telecom against the Conseil’s decision. France Telecom has decided not to lodge any further appeals.

■	In December 2003, Free and Iliad, and subsequently LD Com and 9Telecom, applied to the Conseil de la concurrence claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Conseil de la concurrence ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Conseil ordered France Telecom to separately bill video content and ADSL-video services. However, the Conseil refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Appeal Court cancelled the provisional measures ordered by the Conseil de la concurrence. LD Com has filed a further appeal against this decision with the Cour de Cassation.

■	On February 2, 2004, Wanadoo was served notice of an application made by AOL to the Conseil de la concurrence relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Conseil de la concurrence rejected this application for an injunction. An investigation is to be carried out into the substance of the case according to a timeline that has not yet been defined. In its decision, the Conseil de la concurrence held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to high-speed Internet services and therefore help to develop Internet services in France. Although the outcome of this investigation into the substance of the case cannot be predicted with any certainty, France Telecom considers that the claims are unfounded.

■	In July 2004, Bouygues Caraibes filed a complaint with the Conseil de la concurrence along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Conseil de la concurrence issued four injunctions against Orange Caraibe, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibe, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions.

■	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities:

In France, an inquiry was opened in February 2004 further to a complaint filed by UFC – Que Choisir against mobile operators for collective abuse of dominant position with regard to SMS services.

Inquiries were also conducted by the Directorate General for Competition (DGCCRF) in the second half of 2003 further to a complaint by UFC – Que Choisir on prices applied to voice calls and at the instigation of the Conseil de la concurrence, on roaming tariffs applicable in French overseas departments (“DOM”). In November 2004, the Conseil de la concurrence notified Orange France, SFR and Bouygues of claims against them alleging restrictive practices in the retail mobile telephony market. Orange France is in the process of drafting pleadings challenging the economic and legal grounds for such claims.

In Switzerland, the Competition Commission is currently investigating mobile call termination charges. The investigation was launched at the end of 2002 and its findings are expected to be announced in 2005. The Swiss competition authorities also opened a preliminary inquiry into SMS/MMS termination fees in early 2004.

These proceedings are generally at an early stage and France Telecom does not consider that it can provide any assurance as to their outcome.

■	TP SA is currently undergoing a number of investigations conducted by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot be determined.

Civil proceedings

■	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York Federal Court of Appeal definitively rejected the US claims. Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to cancel this decision and a further appeal to the French Supreme Court have been rejected.

As part of a parallel procedure, on June 13, 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases, and to commission an expert enquiry. This enquiry is still in progress. Group/address is claiming damages of €151.9 million. France Telecom considers that the claims made by Group/address are unfounded.

■	In January 2002, France Telecom and Wanadoo France (formerly Wanadoo Interative) were summoned before the Nanterre Commercial Court by Mangoosta’s liquidator and a number of that company’s shareholders. The total claim amounted to approximately €170 million, which, according to the plaintiffs, represents compensation for losses allegedly suffered by Mangoosta and its shareholders as a result of France Telecom and Wanadoo abusing their dominant position in the French ADSL markets, as well as reimbursement for the shareholders’ capital investments. The parties have since resolved their dispute.

■	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel who accused France Telecom of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages. By way of a ruling on January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel appealed against this ruling and increased the valuation of its total loss to €61.7 million. The parties have since resolved their dispute.

On January 7, 2003, France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its 8 prefix, subject to a fine of €100 per breach of this order.” France Telecom was also ordered to pay €7 million in damages to 9Telecom and lodged an appeal against the ruling. The parties have since resolved their dispute.

Finally, France Telecom was summoned before the court by Télé2 in relation to the same issue on August 11, 2003. Télé2 claimed €75 million in damages. In a ruling handed down on May 28, 2004, the Paris Commercial Court ordered France Telecom to pay €15 million in damages to Télé2. No provisional execution has yet been ordered. The parties have since resolved their dispute.

■	On March 15, 2004, France Telecom was given notice that Millenium GmbH, a company controlled by Mrs. Schmid-Sindram, had lodged a claim for damages before the Kiel court in its capacity as former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and alleges that France Telecom “dominated” MobilCom without having formally signed a “domination agreement”, and obliged MobilCom to enter into commitments causing it to incur substantial losses that were never compensated. The plaintiff alleges that the losses suffered result primarily from MobilCom’s commitment in relation to UMTS, its resulting debt and its withdrawal from UMTS operations. Millenium GmbH claims that, for the same reasons, France Telecom is responsible for the seizure of MobilCom shares by Millenium GmbH’s creditors, prompted by the sharp fall in the stock price. Millenium GmbH is claiming overall losses of €40 million (€50 per share held before the asset seizure). According to MobilCom, the €50 per share represents the portion of damages that should be paid by France Telecom.

Two of MobilCom’s minority shareholders have filed a voluntary joinder application with respect to the Millenium claim. France Telecom and Millenium have both opposed these applications. The power to authorize or reject the application lies with the court.

On May 7, 2004, France Telecom received notice that Mrs. Schmid-Sindram and Mr. Marek had lodged a claim against France Telecom with the Flensburg court in their capacity as MobilCom shareholders. In the context of a special share valuation procedure permitted under German law, the plaintiffs claimed compensation for every MobilCom share held by the public, based on a value of between €200 and €335 per share.

On May 19, 2004, MobilCom’s shareholders’ meeting rejected two draft resolutions which concerned respectively carrying out an in-depth review of the MC Settlement Agreement entered into between France Telecom and MobilCom on November 20, 2002, and obliging MobilCom to file a claim against France Telecom, alleging that France Telecom in its capacity as dominant shareholder compelled MobilCom to sign the MC Settlement Agreement, thus causing MobilCom to suffer substantial losses. Several minority shareholders have applied to the court for an order canceling the decision to reject these resolutions. Under German law, provided that a minimum percentage of the company’s capital is represented, it is also possible for certain minority shareholders to file claims with the German courts to enforce the afore-mentioned draft resolutions which were rejected by the shareholders’ meeting of May 19, 2004.

France Telecom considers that these claims are unfounded. In particular, France Telecom believes that the Cooperation Framework Agreement signed with MobilCom on March 23, 2000 did not amount to a “domination agreement” and that France Telecom did not have a de facto dominant relationship with Mobilcom as there was no control mechanism between the two companies. However, if the German courts were to find in favor of all or part of these claims, this could have a significant adverse affect on the financial position and earnings of the Group.

On December 23, 2004, France Telecom was informed that the administrator of Mr. Schmid’s personal bankruptcy intended to apply to the Frankfurt courts for wrongful termination of the Cooperation Framework Agreement. The claim would be based on the fact that (i) the MC Settlement Agreement was signed allegedly in breach of the Cooperation Framework Agreement and that Mr. Schmid’s consent was obtained by force; and (ii) that Mr. Schmid’s agreement to waive his rights to take legal action against France Telecom was never countersigned and in any event was obtained by force with no consideration.

Based on the above, Mr. Schmid’s legal administrator intends to claim €4.26 billion in damages, plus a currently unquantified amount of late payment interest and incidental damages.

In addition to this claim, Mrs. Schmid-Sindram has filed a further application with the Flensbourg court claiming €50,000 from France Telecom and seeking an order to oblige MobilCom to bring proceedings against France Telecom for damages of €3.7 billion.

France Telecom is challenging each of these claims and believes that they are unfounded.

■	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

■	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online is basing its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and is requesting €52 million in damages. The loss allegedly suffered by T-Online results from the loss of low rate subscribers who could have subscribed to one of T-Online’s offers instead of Wanadoo’s high-speed offer, and its failure to capture customers seeking high-speed Internet services. France Telecom considers that T-Online has not shown any grounds for the losses it is claiming to have suffered.

■	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, 9Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Court for unfair competition (mainly defamation and parasitism) and/or trademark infringement. In an initial ruling in summary proceedings further to the claim lodged by Free, the Paris Commercial Court ordered France Telecom not to repeat the advertising campaign in question. In two summary hearings relating to the trademark infringement, handed down on December 17, 2004 by the Paris Regional Court, Cegetel and 9Telecom’s claims for injunctions were rejected, as the court felt that based on its initial analysis, there seemed to be no serious grounds for a trademark infringement claim. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to almost €101 million at December 31, 2004. France Telecom considers that these claims are unfounded.

■	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €411 million. Although the outcome of this dispute is uncertain, France Telecom considers that Suberdine was responsible for the unlawful termination of their business relationship and therefore that its claims are unfounded.

Administrative litigation

■	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the Paris Administrative Court’s decision.

■	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state-operated roads, and particularly the annual amount of fees paid by the operators for the use of state-operated motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has wider consequences and applies to all operators. The annual amount of fees paid or provided for by France Telecom based on the rates set by the abolished decree amounts to approximately €60 million for 2004. A new decree is being drafted by the government; however, at December 31, 2004, it was not possible to determine the financial impact of this new regulation.

■	In April 2002, Scoot and Fonecta France asked the French Telecommunications Regulatory Authority (“ART”) to modify the national telephone numbering system to eliminate the number “12” for information services and to introduce an identical 3BPQ-type format to all operators providing information services, including France Telecom. Following the authorities’ implicit rejections of their request, Fonecta and Scoot applied to the Conseil d’Etat in August 2002 and September 2002, respectively. On June 28, 2004, the Conseil d’Etat gave ART six months within which to define the terms and conditions for attributing same-format numbers to all operators offering telephone information services and to revise the telephone numbering system in order to eliminate the number “12” for telephone information services, subject to a transitional period where appropriate. After a consultation process involving other market players, on January 27, 2005 the ART adopted three decisions defining the new framework for operating information service using a 118XYZ numbering format. Further to these decisions, the attribution of the new numbers to the applicant operators will be decided by the drawing of lots and all telephone information services will be launched at the same time on November 2, 2005. The new numbering formats will co-exist with the previous numbers, including the number “12”, until April 3, 2006.

International Arbitration

■	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and its competitor in advance of term. The termination took effect on August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and in April 2000, had issued a payment notice to both companies claiming US$300 million in provisional compensation. FTML rejected these allegations in arbitration proceedings at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003 with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties - and not only those already lodged with the ICC - will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract under which FTML would operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. The contract was extended several times and terminated on May 31, 2004. At the same time, in February 2004, the Lebanese government launched a new procedure – following cancellation of the previous procedure – to award two mobile telephony licenses or a management contract for the two existing networks, in which Orange participated. On April 8, 2004, the Lebanese government ratified the outcome of the tendering process following which the management of the networks operated by FTML and Libancell was transferred to, respectively, the Detecon/FAL Holding consortium and MTC as from June 1.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with the UNCITRAL arbitration rules, FTML and FTMI valued their claims against the Lebanese government at May 15, 2003 at around US$952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, on the understanding that the arbitrators would make the final determination of the length of the extension of the BOT contract based on frequency pollution. In September 2003, the Lebanese government notified the parties that it was claiming around US$1,445 million for breach of the BOT contract.

At the procedural hearings which took place between March 29 and April 8, 2004, the Lebanese government specified that this amount did not include the US$300 million claimed under the recovery mandate (“mandat de recouvrement”) issued in April 2000 as it considered that the arbitration tribunal did not have jurisdiction to determine the validity of that notice.

The arbitration decision is expected in the first quarter of 2005.

■	A settlement agreement was signed with the minority shareholders of Orange A/S in Denmark on April 27, 2004. This agreement resulted, on the one hand, in the full and final settlement of all outstanding claims brought before the Danish courts and the International Chamber of Commerce, and on the other, in the transfer of the 32.77% interest held by minority shareholders to Orange, as well as the termination of the shareholders’ agreement and of all other such agreements in existence. Orange paid an amount of €47.5 million in respect of this settlement (see also Note 28).

■	A settlement agreement was signed on March 23, 2004 by Orange and its partners in the capital of 3G Infrastructure Services (“3Gis”), ending all outstanding litigation, including two arbitration proceedings before the Arbitration Institute of the Stockholm Chamber of Commerce, initiated by Orange Sverige AB and 3Gis, respectively. Furthermore, in accordance with the settlement agreement, all current contracts relating to 3Gis entered into between the parties are deemed to have terminated and Orange paid 3Gis a total of SEK 562 million (€62 million). However, as the sale of Orange’s license to Svenska UMTS Licens II A.B has not been approved by the Swedish regulator and given the fact that this disposal gain was included in the calculation of the sum paid by Orange, an amount of SEK 50 million (i.e; €5.5 million) was paid back to Orange.

■	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties until January 2009. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA. At December 31, 2004, DPTG was claiming an amount of €218 million plus interest corresponding to the period up to June 30, 2002, and had asked the Arbitration Court to determine the revenues due for the period thereafter. An expert inquiry is currently in progress, and the outcome of this procedure cannot be determined at present.

■	At the same time as the decision was handed down by a Polish Commercial Court within the scope of bankruptcy proceedings relating to Wirtualna Polska (see Note 28), Wirtualna Polska’s minority shareholders initiated a number of civil proceedings against TP SA, TP Internet and a number of corporate officers from these companies and from Wirtualna Polska. Based on the documents presented to the court by the minority shareholders within the scope of these bankruptcy proceedings, the prosecutor’s office in Gdansk launched an inquiry relating to alleged acts committed by corporate officers of Wirtualna Polska. This inquiry is currently in progress. However, at this stage, no charges have been brought against any of those involved in the proceedings.

The minority shareholders of Wirtualna Polska have also lodged a claim with the Court of Arbitration of the Polish Chamber of Commerce to obtain the right to exercise ahead of term the put option granted by TP Internet on their shares in Wirtualna Polska. They are alleging that TP SA launched an Internet portal competing with the portal set up by Wirtualna Polska, and therefore breached a non-competition clause in the shareholders’ agreement. They are claiming a price of US$66.40 for each of their 873,485 Wirtualna Polska share. TP Internet however considers that the early exercise of the option is not justified.

NOTE 30 - DIRECTORS’ COMPENSATION

The aggregate gross amount (excluding employer social security payments) of all remuneration, benefits and attendance fees paid by France Telecom SA and the companies it controls to members of the Board of Directors or Executive Committee of France Telecom SA at December 31, 2004 or during the 2004 fiscal year, totaled €12,205,997 (€11,796,634 at December 31, 2003).

By virtue of a decision of the Shareholders’ Meeting of May 27, 2003 pursuant to which the amount of allocable attendance fees was set at €250,000 per year, the Board of Directors’ meeting of February 11, 2004, after a consultation process with the Compensation, Appointments and Organization Committee, decided to set at €193,000 the amount of attendance fees allocated to members of the Board of Directors elected by the shareholders in respect of 2003. These attendance fees were paid in February 2004. The Board of Directors’ meeting of January 26, 2005 set at €210,500 the amount of attendance fees allocated to members of the Board of Directors elected by the shareholders in respect of 2004. These attendance fees will be paid in February 2005.

Thierry Breton has waived his right to receive attendance fees.

The total amount of pension commitments (statutory retirement benefits and additional defined benefit obligations) accrued for in the financial statements at December 31, 2004 regarding members of France Telecom’s Executive Committee amounted to €16,431,266.

NOTE 31 - SUBSEQUENT EVENTS

In addition to the post-balance sheet events described in other sections of this report, the main subsequent events are as follows:

■	Sale of TDF

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million (see Notes 28.2.2.2, “Commitments to acquire and sell securities” and 28.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”).

■	Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. The funds will be made available to the shareholders in exchange for their share certificates in February 2005. As part of this operation, France Telecom is selling its entire interest in Intelsat (5.4%) for an amount of US$164 million.

■	Kulczyk Holding/Tele Invest (see Note 28)

As part of the agreement signed on October 4, 2004 between France Telecom and Kulczyk Holding, Kulczyk Holding undertook that its subsidiary, Tele Invest II, exercise its put option on its 3.57% interest in TP SA between January 10 and January 15, 2005. In accordance with this commitment, Tele Invest II exercised this option on January 10, 2005 and the share transfer took place on January 17, 2005 at a price of €350.2 million.

■	Equant

On January 22, 2005, France Telecom made a proposal to the Supervisory and Management Boards of Equant NV, a company listed on the Paris and New York stock exchanges, to purchase all of the assets and liabilities of Equant NV for an amount of €1,231 million, including €564 million corresponding to the portion not held by France Telecom. This amount would be increased by the sums to be paid to holders of Equant NV stock options granted to the employees of the Equant group. Following the acquisition, the proceeds of the sale would be distributed in cash to Equant shareholders (subject to withholding taxes and any other applicable duties and taxes). Following the distribution of the sale proceeds, Equant NV would be delisted and dissolved. In the context of this transaction, France Telecom indicated that its objective was to acquire all of Equant’s businesses and not to proceed with a sale.

France Telecom’s proposal would allow it to speed up the implementation of its strategy to become an integrated operator on the B2B market, and France Telecom estimates that the implementation of the transaction would offer a long-term solution to the structural challenges faced by Equant as an independent entity.

This transaction is currently the subject of negotiations between France Telecom and Equant NV. The completion of the transaction is subject to the approval of Equant’s Management and Supervisory Boards, including the unanimous approval of its independent members, as well as the shareholders of Equant NV, voting in an Extraordinary Shareholders’ Meeting (scheduled for May 2005) subject to simple majority voting rules, France Telecom having the right to vote.

The Association for the Defense of Minority Shareholders (ADAM) has announced that it sent a letter to the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on January 31, 2005 asking them to specify the extent to which French rules apply in the context of public offers.

Despite a better-than-expected cash position at the end of 2004, the continuing decline in Equant’s results forecasted in 2005 and subsequent years has prompted the latter to request a US$250 million credit line from France Telecom to enable it to meet its financing requirements up to 2006. This credit line was put in place on February 9, 2005.

■	Orange Dominicana

On January 31, 2005, Orange’s co-shareholder in Orange Dominicana SA, CVI, notified that it intended to exercise the put option on its 14% interest (see Note 28). Pursuant to the agreements, the exercise price will be determined by an independent bank.

■	Orange France

Up to December 31, 2004, French mobile telephone operators did not rebill (products and services) termination fees on mobile-to-mobile calls. As from January 1, 2005, further to interconnection agreements signed by operators, these fees will be rebilled, leading to a corresponding increase in revenues from traffic and interconnection costs for Orange France.

■	Share offer to France Telecom employees

Following the September 7, 2004 sale by the French State of its 267.7 million France Telecom shares, representing 10.85% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer relates to 29.7 million shares, representing 10% of the total number of shares sold.

The share offer was approved by the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on November 15, 2004 under visa no. 04-895. The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 to December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

■	Favorable opinion issued by ART in relation to France Telecom’s request for pricing changes

On February 3, 2005, the French Telecommunications Regulatory Authority (Autorité de Régulation des Télécommunications – ART) found in favor of France Telecom’s request of February 2, 2005 concerning certain pricing changes. The changes, effective as from March 3, 2005, concern an increase in the main subscription charge, connection fees, and fees for accessing information services, and a reduction of social subscription fees and local and national call charges (change in cost per minute, merging of regional (“Tarifs de voisinages”) and local charge bands and replacement of call credit by a connection fee). In its favorable opinion dated January 21, 2005, the ART set out certain conditions relating to the publication of a reference offer by France Telecom for the sale of its subscription offering on a wholesale basis, a reduction in access fees for unbundling services, a reduction in the recurring monthly total unbundling fee, and the quality of unbundling services. France Telecom has confirmed that it will comply with these conditions.

NOTE 32 - LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2004

The main changes in consolidation scope in the year ended December 31, 2004 are set out in Notes 3 and 11.

Company			Country
France Telecom SA	Parent company		France

Orange Segment
Fully consolidated companies
Company	% interest	% control	Country

Orange Shared Group Function
Orange SA	100.00	100.00	France
Orange Int. Developments	100.00	100.00	Bahamas
Wirefree Services Belgium	100.00	100.00	Belgium
Orange World Services	100.00	100.00	Denmark
Wirefree Services Denmark	100.00	100.00	Denmark
Orange World	100.00	100.00	USA
Orange Ventures 1	100.00	100.00	USA
Orange Services US	100.00	100.00	USA
Orange International SAS	100.00	100.00	France
Orange International BV	100.00	100.00	Netherlands
Wirefree Services Nederland	100.00	100.00	Netherlands
Ananova	100.00	100.00	UK
Orange Brand Services	100.00	100.00	UK
Orange Direct	100.00	100.00	UK
Orange Holdings and subsidiaries	100.00	100.00	UK
Orange Ocean	100.00	100.00	UK
Orange Overseas Holdings n°2 and subsidiaries	100.00	100.00	UK
Orange Ventures Management	100.00	100.00	UK
Orangedot	100.00	100.00	UK
Orange plc	100.00	100.00	UK
Orange Slovakia Services Ltd	100.00	100.00	UK

Orange International
Mobistar Corporate Solutions	50.37	100.00	Belgium
Mobistar	50.37	50.37	Belgium
Mobistar Affiliates	50.37	100.00	Belgium
Orange Botswana	51.00	51.00	Botswana
Orange Cameroun	100.00	100.00	Cameroon
Orange Côte d’Ivoire	85.00	85.00	Ivory Coast
Orange A/S	100.00	100.00	Denmark
Orange Holding A/S	100.00	100.00	Denmark
Telsea Investments	60.80	75.50	Mauritius
Orange Madagascar	40.07	65.90	Madagascar
Castle Worldwide Finance	100.00	100.00	Netherlands
Orange Nederland	100.00	100.00	Netherlands
Orange Retail BV	100.00	100.00	Netherlands
Orange Dominicana	86.00	86.00	Dominican Republic
Orange Romania	73.27	73.27	Romania
Orange Global	100.00	100.00	UK
Orange Slovensko	63.88	63.88	Slovakia
Orange Sverige	100.00	100.00	Sweden
Orange Communications SA (“OCH”)	100.00	100.00	Switzerland

Orange segment
Fully consolidated companies

Company	% interest	% control	Country

Orange France
FCC Récolte	100.00	100.00	France
Mobile et Permission	100.00	100.00	France
Orange Caraïbes	100.00	100.00	France
Orange Distribution	100.00	100.00	France
Orange France	100.00	100.00	France
Orange Réunion	100.00	100.00	France
Orange Réunion Invest	100.00	100.00	France
Orange Promotions	100.00	100.00	France
Orange Supports & Consulting	100.00	100.00	France
Rapp 6	100.00	100.00	France

Orange UK
Orange Cellular Services	100.00	100.00	UK
Orange 3G	100.00	100.00	UK
Orange Holdings	100.00	100.00	UK
Orange Paging	100.00	100.00	UK
Orange Personal Communications Services	100.00	100.00	UK
Orange Retail Ltd	100.00	100.00	UK
Trust of receivables Orange	100.00	100.00	UK
The Point Telecommunications	100.00	100.00	UK
Proportionally consolidated companies

Company	% interest	% control	Country

Orange International
Irisnet	25.19	50.00	Belgium
Egyptian Company for Mobile Services (ECMS)	36.36	51.03	Egypt
MobiNil Services (MMEA)	36.33	71.25	Egypt
MobiNil for Telecommunications	71.25	71.25	Egypt
MobiNil Invest	36.36	71.25	Egypt
Rann BV	50.00	50.00	Netherlands

Orange France
Darty France Telecom	50.00	50.00	France

Wanadoo segment
Fully consolidated companies

Company	% interest	% control	Country
Wanadoo Internet Access, portals and e.commerce
Autocity Network	96.34	96.34	Spain
Click Viajes	100.00	100.00	Spain
Rincon del Vago	100.00	100.00	Spain
eresMas Inc.	100.00	100.00	USA
Nordnet	100.00	100.00	France
Marcopoly	100.00	100.00	France
Wanadoo E-Merchant	100.00	100.00	France
Freeserve Servicos de Internet	100.00	100.00	Maderia
Wanadoo Nederland	100.00	100.00	Netherlands
Freeserve holding	100.00	100.00	UK
Icircle (Babyworld.com)	100.00	100.00	UK
Freeserve.com	100.00	100.00	UK
Freeserve Auctions	100.00	100.00	UK
Intracus	100.00	100.00	UK
Freeserve Investment	100.00	100.00	UK
F3B Property Company	100.00	100.00	UK

Wanadoo Directories
QDQ Media (formerly Indice Multimedia)	62.00	100.00	Spain
Kompass France	62.00	100.00	France
PagesJaunes	62.00	62.00	France
Wanadoo Data	62.00	100.00	France
Mappy (formerly Wanadoo Maps)	62.00	100.00	France
Equity accounted companies

Company	% interest	% control	Country
Wanadoo Internet Access, portals and e.commerce
Europortal Jumpy	50.00	50.00	Spain

Wanadoo Directories
SG Eurodirectory	62.00	100.00	France

Fixed line, Distribution, Networks, Large customers and Operators segment
Fully consolidated companies

Company	% interest	% control	Country
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
Atlas Services Denmark	100.00	100.00	Denmark
Etrali Spain	100.00	100.00	Spain
Etrali North America	100.00	100.00	USA
FT Corporate Solution	100.00	100.00	USA
FTLD USA	100.00	100.00	USA
FT Participations US	100.00	100.00	USA
FTP Holding	100.00	100.00	USA
Globecast NA	100.00	100.00	USA
Almerys	64.00	64.00	France
Atrium 3	100.00	100.00	France
Cogecom	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Etrali France	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
FCC Titricom 1.2	100.00	100.00	France
FCC Titricom 1.3	100.00	100.00	France
FT Câble	99.69	99.69	France
FT Câble Atlantique	99.69	100.00	France
FT Capital Development	100.00	100.00	France
France Telecom EGT	100.00	100.00	France
FT Encaissements	99.99	99.99	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo GL	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC	100.00	100.00	France
FT Terminaux	100.00	100.00	France
Globecast Holding	100.00	100.00	France
Francetel	100.00	100.00	France
GIE Innovacom	57.62	57.62	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Intelmatique	100.00	100.00	France
Rapp 26	100.00	100.00	France
Telefact	69.53	69.53	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Setib	99.99	99.99	France
Sofrecom	100.00	100.00	France
Solicia	100.00	100.00	France
TD Com	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong

Fixed line, Distribution, Networks, Large customers and Operators segment
Fully consolidated companies

Company	% interest	% control	Country
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Chamarel Marine Services	100.00	100.00	Mauritius
Etrali SRL	100.00	100.00	Italy
Globecast Italie	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
Global One Communication Network	100.00	100.00	Japan
Régie T Mexico	75.00	75.00	Mexico
FT Network Services Norway	100.00	100.00	Norway
Dutchtone Group	100.00	100.00	Netherlands
FT Services Nederland	100.00	100.00	Netherlands
TFN	100.00	100.00	Netherlands
FTMSC BV	100.00	100.00	Netherlands
Newsforce and subsidiaries	100.00	100.00	Netherlands
Tele Invest II	100.00	100.00	Poland
FTLD Czech	100.00	100.00	Czech Republic
FT Network Services UK	100.00	100.00	UK
FT Participations UK	100.00	100.00	UK
Etrali UK	100.00	100.00	UK
Globecast NE	100.00	100.00	UK
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
Globecast Asie	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland

Fixed line, Distribution, Networks, Large customers and Operators segment
Proportionally consolidated companies

Company	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast Australie	50.00	50.00	Australia
Globecast España SL	50.72	50.72	Spain

Equity accounted companies

Company	% interest	% control	Country
Tower Participations SAS and subsidiaries	35.98	35.98	France
BlueBird Participations France	20.00	20.00	France
Equant segment
Fully consolidated companies

Company	% interest	% control	Country
Equant NV and subsidiaries	54.13	54.13	Netherlands
Equant Holdings US and subsidiaries	54.13	100.00	USA
Equant Inc	54.13	100.00	USA
Equant SA and subsidiaries	54.13	100.00	France
Equant Telecommunications	54.13	100.00	France
Global One Communications SA	50.90	100.00	France
Equant Network Services International	54.13	100.00	Ireland
Equant Network Systems	54.13	100.00	Ireland
Equant Finance BV and subsidiaries	54.13	100.00	Netherlands
EGN BV and subsidiaries	54.13	100.00	Netherlands
Equant Holdings UK	54.13	100.00	UK
Equant Network Services	54.13	100.00	UK

TP Group segment
Fully consolidated companies

Company	% interest	% control	Country
TPSA	47.50	47.50	Poland
TPSA Eurofinance France SA	47.50	100.00	France
Incenti	24.22	51.00	Poland
ORE	47.50	100.00	Poland
OTO Lublin	47.50	100.00	Poland
Parkiet Media	47.24	99.45	Poland
PTK Centertel	65.35	100.00	Poland
TP Ditel	47.50	100.00	Poland
TP Edukacja i Wypoczynek	47.50	100.00	Poland
TP Emitel	47.50	100.00	Poland
TP Internet and subsidiaries	47.50	100.00	Poland
TP Invest and subsidiaries	47.50	100.00	Poland
TP Sircom	47.50	100.00	Poland
TP Teltech	47.50	100.00	Poland
TPSA Finance	47.50	100.00	Poland
TPSA Eurofinance	47.50	100.00	Poland
Contact Center SP z.o.o.	47.50	100.00	Poland

Other International segment
Fully consolidated companies

Company	% interest	% control	Country
CI-Telcom	45.90	51.00	Ivory Coast
Catalana	75.00	75.00	Spain
Uni2	100.00	100.00	Spain
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FT Services	100.00	100.00	France
Rincom	100.00	100.00	Mauritius
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	29.63	70.00	Mali
Voxtel	53.86	54.90	Moldova
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
FCR Vietnam PTE	74.00	74.00	Vietnam
Proportionally consolidated companies

Company	% interest	% control	Country
Telecom Mauritius	40.00	40.00	Mauritius
Cell Plus	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
JTC	35.20	40.00	Jordan
Mobilecom	35.20	40.00	Jordan
Equity accounted companies

Company	% interest	% control	Country
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

NOTE 33 - SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the Euro which was € 0.7387 for each U.S. dollar at December 31, 2004. This rate is the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Euro amounts could have been, or could be, converted to U.S. dollars at that rate on December 31, 2004 or at any other rate.

Computation of operating income before depreciation and amortization

Operating income before depreciation and amortization is computed as the sum of operating income before amortization and depreciation and impairment losses of long-lived assets, and before amortization of actuarial adjustments in the early retirement plan, previously included in “special items, net”. Operating income before depreciation and amortization is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with U.S. GAAP, or a measure of profitability or liquidity. Operating income before depreciation and amortization may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate operating income before depreciation and amortization identically, the presentation of operating income before depreciation and amortization contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with U.S. GAAP.

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

Stock-based compensation (A)

As discussed in Note 23 to these consolidated financial statements, certain France Telecom subsidiaries (Equant, Orange and Wanadoo) have various stock-based compensation plans. In accordance with French GAAP, France Telecom does not record any compensation charges when stock options are granted. If France Telecom’s subsidiaries issue new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an adjustment to additional paid-in capital. If France Telecom’s subsidiaries repurchase shares on the open market or deliver shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated statement of operations.

Under U.S. GAAP, France Telecom accounts for those stock-based compensation plans under the recognition and measurement provisions of SFAS 123, Accounting for Stock Based Compensation (“SFAS 123”) . For the years ended December 31, 2004, 2003 and 2002, compensation expense for the Restricted Share Plan “RSP”, under which France Telecom has financed Orange SA shares and committed to make these available to key employees of Orange plc, totaled nil, € 30 million and € 37 million, respectively. As of December 31, 2004 the impact on shareholders’ equity under U.S. GAAP for the compensation charge related to the RSP is nil.

The weighted-average fair values at date of grant for France Telecom’s parent company and subsidiaries common stock options granted during 2004, 2003 and 2002 were € 4.55, € 3.21 and € 2.79, respectively, and were estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied for 2004, 2003, and 2002, respectively: (i) expected volatility rates of 66.0%, 49.6%, and 45.2%, (ii) expected lives of 5.0 years, 5.0 years and 4.8 years, (iii) expected dividend yields of 0.0%, 0.1%, and 0.0% and (iv) weighted-average risk-free interest rates of 4.17%, 3.18% and 4.25%.

Orange liquidity contracts

As discussed in Note 23 to these consolidated financial statements, France Telecom offered liquidity contracts that allow certain Orange option holders to exchange their options for shares in France Telecom upon exercise of such options. Under French GAAP, no compensation expense was recognized in conjunction with this agreement.

Under U.S. GAAP, the offer to exchange the options is treated as a modification of the original stock option award. This modification resulted in the recognition of additional compensation cost for the incremental value of the new award over the old award at the modification date. For non-vested Orange options at the date of modification, the related additional compensation expense totaling € 3 million will be amortized over the remaining service period. For fully-vested Orange options, the aggregate incremental fair value of € 1 million was recognized immediately as compensation expense as of December 31, 2003.

Beginning March 9, 2004, the date France Telecom decided to purchase Wanadoo’s minority interest, France Telecom was not in a position to settle the Orange liquidity agreement with the option holders other than by cash settlement. As of December 31, 2004, France Telecom is still in this situation, and therefore, determined the option plan should be treated as a cash settled plan as of December 31, 2004. Accordingly, under U.S. GAAP €153 million has been reclassified from equity to short-term liabilities regarding the potential obligation.

Wanadoo liquidity commitments

As discussed in Note 23 to these consolidated financial statements, France Telecom offered liquidity commitments that allow Wanadoo option holders to exchange their options for shares in France Telecom upon exercise of such options. Under French GAAP, no compensation expense was recognized in conjunction with this offer.

Under U.S. GAAP, the offer to exchange the Wanadoo options is treated as a modification of the original stock option award. This modification resulted in the recognition of additional compensation cost for the incremental value of the new award over the old award at the modification date. For non-vested Wanadoo options at the date of modification, the additional compensation expense totaling € 1 million will be amortized over the remaining service period. For fully-vested Wanadoo options, the aggregate incremental fair value of approximately € 2 million was recognized immediately as expense.

Beginning March 9, 2004, the date France Telecom decided to purchase Wanadoo’s minority interest, France Telecom was not in a position to settle the Wanadoo liquidity commitment with option holders other than by cash settlement. Subsequently, at a general shareholders meeting held during September 2004, the Wanadoo options were replaced by France Telecom stock options, which are to be settled in shares of France Telecom. Accordingly, the Wanadoo stock option plans are deemed to be equity settled as September 2004.

Stock subscription and purchase plans

As discussed in Note 31 to these consolidated financial statements, France Telecom’s principal shareholder (the French State) effected a stock purchase plan during the year ending December 31, 2004 which was made available to all eligible employees and retirees of France Telecom. Due to the preferential terms of the plan in the form of a discounted exercise price relative to the market price at the date of grant, along with the offering of an additional free share of France Telecom stock for every three shares purchased, the plan is considered compensatory under U.S. GAAP. In addition, employees will receive a “bonus share” if they hold their purchased shares for a minimum holding period. In the event of forfeiture of the “bonus share”, the fair value of the shares will be recognized as income in the period of forfeiture. Under U.S. GAAP France Telecom recognized € 424 million as of December 31, 2004 in compensation expense, including compensation for all potential “bonus shares”, based on the fair value of the shares issued at the grant date, deemed to be the end of the subscription period. All such compensation expense was recognized in the second half of 2004. Under French GAAP, compensation expense was recognized in conjunction with the stock subscription plan for €57 million as of December 31, 2004. As these shares were previously issued and outstanding, there is no effect on France Telecom’s capital structure.

In conjunction with the PagesJaunes initial public offering (“IPO”), all eligible employees of France Telecom were offered preferential terms of subscription in the form of discounted shares relative to the offering price of the stock. Due to the nature of the plan, it was considered compensatory under U.S. GAAP. Therefore, France Telecom recognized € 16 million as of December 31, 2004 in compensation expense based on the fair value of the shares subscribed. All such compensation expense was recognized immediately in July 2004. Under French GAAP, no compensation expense was recognized in conjunction with the stock subscription plan. There was no effect on France Telecom’s capital structure as a result of this transaction.

As discussed in Note 25 to these consolidated financial statements, France Telecom effected a stock subscription plan in March of 2003 which was made available to all eligible employees of France Telecom. Due to the preferential terms of the plan in the form of a discounted exercise price relative to the market price at the date of grant, along with the offering of an additional free share of France Telecom stock for every three shares purchased, the plan was considered compensatory under U.S. GAAP. Therefore, France Telecom recognized € 60 million as of December 31, 2003 in compensation expense based on the fair value of the shares subscribed. All such compensation expense was recognized immediately in June 2003. Under French GAAP, no compensation expense or receivable from shareholders was recognized in conjunction with the stock subscription plan. The capital increase was recognized when the shares were issued.

Business combinations

The following describes the main differences between French and U.S. GAAP in relation to business combinations.

The accounting for goodwill differs from French to U.S. GAAP for various reasons which include, but are not limited to the following: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under U.S. GAAP the date of the signed agreement, or public announcement, and under French GAAP the date of the closing, (ii) the recognition in purchase accounting under U.S. GAAP of deferred tax liabilities in connection with certain intangible assets such as brand names, trademarks or customers lists, which increases the amount of goodwill under U.S. GAAP, (iii) the inclusion of certain put and call arrangements considered as contingent consideration under French GAAP and recorded as an additional component of purchase price consideration under U.S. GAAP, (iv) the amortization of goodwill which is required under French GAAP but ceased under U.S. GAAP upon adoption of SFAS 142, Goodwill and Other Intangible Assets (“FAS 142”), (v) the timing and measurement of goodwill impairment and (vi) the accounting for acquired minority interests of consolidated subsidiaries.

France Telecom adopted SFAS 141, Business Combinations (“SFAS 141”), which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.

Acquisition of Orange SA minority interest (B)

As discussed in Note 3, following a public exchange offer, France Telecom acquired a majority of the remaining Orange SA (“Orange”) shares not already held by France Telecom. France Telecom acquired the remaining Orange shares through a series of two purchases: the first being the exchange offer that closed on October 24, 2003, which included cash consideration of € 161 million, and the second being the compulsory purchase offer that closed on April 23, 2004. The number of Orange shares definitively acquired by France Telecom through the compulsory purchase and liquidity contract through December 31, 2004 was 55,767,974 (for a consideration of €469 million), increasing France Telecom’s ownership in Orange to 100%. In connection with the business combination, France Telecom incurred direct costs for outside consultants, particularly with respect to the issuance of France Telecom shares.

Under French GAAP, the fair value of the France Telecom shares exchanged as consideration, totaling € 5.7 billion, for the remaining Orange shares was determined based on the quoted market price of the France Telecom shares on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers) published the results of the exchange offer. In addition, the acquisition of the remaining Orange shares is not accounted for using the purchase method and the excess of the purchase price over the carrying value of the Orange minority interest is recognized as goodwill. Furthermore, the fees paid to outside consultants in connection with the business combination are not expensed, but are offset against additional paid in capital under French GAAP.

Under U.S. GAAP, the fair value of the France Telecom shares was determined based on the average quoted market price of France Telecom shares for a period three days prior to, and three days subsequent to, the date the acquisition was announced. As a result, under U.S. GAAP, the fair value of the France Telecom common shares exchanged as part of the purchase consideration totaled € 5.9 billion. In addition, France Telecom is required to allocate the cost of the acquired remaining interest in Orange to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. Furthermore, a specific assessment of goodwill is also required for each purchase transaction under U.S. GAAP. However, due to the short period of time between the closing of the exchange offer and the scheduled closing of the cash tender offer, the collective purchase of the Orange shares was considered as a single transaction for purposes of the allocation of the total purchase price to the assets acquired and liabilities assumed, including goodwill. With regard to the fees paid to outside consultants in connection with the business combination, these fees are considered part of the cost of the business combination. Accordingly, approximately € 33 million of these fees were reclassified from equity and recognized as goodwill under U.S. GAAP.

In addition, under U.S. GAAP, in connection with the acquisition of the remaining minority interest in Orange, certain previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Such release of approximately € 2.4 billion was recognized as a reduction of goodwill.

It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their U.S. GAAP carrying values, except for certain intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price has been allocated as follows:

(millions of Euros)	Orange
Purchase price consideration	6,609
Book value of net assets acquired	2,906
Less: Recorded intangible assets	1,851

Tangible book value of net assets acquired	1,055
Remaining purchase price adjustments:

Deferred tax valuation adjustment	2,437
Customer lists	1,495
Licenses	1,038
Brand names	541
Deferred taxes, on adjustments	(401)

Goodwill	444

The brand names are not amortized as they are indefinite lived intangible assets. The customer lists and licenses are amortized over their expected useful lives.

Acquisition of Wanadoo SA minority interest (B)

As discussed in Note 3 to these consolidated Financial Statements, following a public tender and exchange offer, France Telecom acquired a majority of the remaining Wanadoo SA (“Wanadoo”) shares not already held by France Telecom. France Telecom exchanged 64,796,795 shares of France Telecom and € 1.8 billion in cash through the public tender and exchange offer, that closed on May 3, 2004. On June 29, 2004, France Telecom filed a draft public tender offer followed by a compulsory purchase (offre publique de retrait suivie d’un retrait obligatoire) related to the remaining outstanding Wanadoo shares at a price of €8.86 per share (dividend attached), which closed on July 26, 2004 and resulted in cash consideration of approximately € 0.6 billion . In connection with the business combination, France Telecom incurred direct costs for outside consultants, particularly with respect to the issuance of France Telecom shares.

Under French GAAP the fair value of the France Telecom shares exchanged as consideration, totaling € 1.3 billion, for the remaining Wanadoo shares was determined based on the quoted market price of the France Telecom shares on April 28, 2004, the date on which the French Financial Markets Council published the results of the exchange offer. In addition, the acquisition of the remaining shares is not accounted for using the purchase method and the excess of the purchase price over the carrying value of the Wanadoo minority interest is recognized as goodwill. Approximately € 22 million in direct costs were incurred for outside consultants, of which € 10 million (after tax) of the fees paid to outside consultants were considered part of the business combination, and € 12 million of the fees were offset against additional paid in capital under French GAAP.

Under U.S. GAAP, the fair value of the France Telecom shares was determined based on the average quoted market price of France Telecom shares for a period of three days prior to, and three days subsequent to, the date the acquisition of the remaining Wanadoo shares was announced. As a result, under U.S. GAAP, the fair value of the France Telecom common shares exchanged as part of the purchase consideration totaled € 1.4 billion. In addition, France Telecom is required to allocate the cost of the acquired remaining interest in Wanadoo to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Furthermore, a specific assessment of goodwill is also required for each transaction. However, due to the short period of time between the closing of the exchange offer and the closing of the cash tender offer and compulsory purchase, the collective purchase of the Wanadoo shares was considered as a single transaction for the purposes of the allocation of the total purchase price to the assets acquired and liabilities assumed, including goodwill. With regard to the fees paid to outside consultants in connection with the business combination, these fees are considered part of the cost of the business combination. Accordingly, the € 12 million of the fees which were offset against additional paid in capital under French GAAP were reclassified from equity and recognized as goodwill under U.S. GAAP.

It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their U.S. GAAP carrying values, except for certain intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price has been allocated as follows:

(millions of Euros)	Wanadoo
Purchase price consideration	3,819
Book value of net assets acquired	1,879
Less: Recorded intangible assets	4

Tangible book value of net assets acquired	1,875
Remaining purchase price adjustments:
Customer lists	503
Brand names	261
Deferred taxes, on adjustments	(265)

Goodwill	1,445

The brand names are not amortized as they are indefinite lived intangible assets. The customer lists are amortized over their expected useful lives.

Approximately € 926 million of goodwill from the acquisition of the minority interest was allocated to the Wanadoo- Directory reporting unit. Due to the fact that this portion of the Wanadoo- Directory business (“PagesJaunes”) was sold through an initial public offering (“IPO”) immediately following the purchase business combination, no goodwill from the acquisition of the minority interest remains allocated to the Wanadoo- Directory business unit as of December 31, 2004.

The following table reflects the unaudited pro-forma results of France Telecom as if the acquisition of both the remaining Orange shares and Wanadoo shares had taken place at the beginning of the periods ended December 31, 2004, 2003 and 2002 (under French GAAP).

(million of Euros, except per share data)	2004	2003	2002
Pro forma operating income	10,824	9,554	6,808

Pro forma net income (loss)	2,713	3,115	(21,258)

Pro forma earnings per share – Basic	1.11	1.59	(19.59)

Pro forma earnings per share – Diluted	1.09	1.42	(19.59)

Accounting for goodwill—non amortization and impairment (B)

Effective January 1, 2002, France Telecom adopted SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Amortization periods for intangible assets with finite lives are no longer limited to 40 years. France Telecom’s brand names are considered as indefinite-lived assets, as defined in SFAS 142, and therefore are not subject to amortization beginning in January 2002. Additionally, changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill, combined with the effect of stopping amortization of goodwill as of the date of adoption, resulted in an approximate impact on income from operations of € 2.6 billion (€ 2.3 billion relating to goodwill, and € 0.3 billion relating to other intangibles) before tax, and before impairment of goodwill, for the twelve months ended December 31, 2002.

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

France Telecom identified the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet, and Wanadoo-Directories. For the purpose of performing its goodwill impairment testing under SFAS 142, France Telecom estimated the fair value of the reporting units using various methods, including, where appropriate, using a discounted cash flow approach, comparisons to other companies, market comparables, and market capitalizations adjusted for an appropriate control premium. In preparation for the adoption of Statement 142, France Telecom had performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on those tests, no significant impairment was recorded at January 1, 2002 as a cumulative effect of change in accounting principle. Due to the decreasing trends in the reporting units’ stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(16.41) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. There is no further requirement to perform the annual goodwill impairment test for the Equant reporting unit given that all its goodwill under U.S. GAAP has been written-off.

France Telecom performed its annual goodwill impairment tests for the Orange, Wanadoo-Internet, and Wanadoo-Directories reporting units as of November 30, 2004, 2003 and 2002. Based on those tests, France Telecom recorded no additional goodwill impairment charges for the related fiscal years. The application of SFAS 142, subsequent to its first application on January 1, 2002, has resulted in material differences between net income and shareholders’ deficit presented under U.S. GAAP and those presented under French GAAP.

Under French GAAP, and as noted in Note 8 to these annual consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.9 billion relating to Orange Communications SA, which is part of the Orange reporting unit, as of December 31, 2002. Given that under U.S. GAAP, the Orange reporting unit goodwill is reviewed for impairment under SFAS 142 which resulted in a €19.7 billion impairment charge recorded during the first half of 2002, France Telecom reversed, for reconciliation purposes to U.S. GAAP, the €0.9 billion goodwill impairment charge recorded under French GAAP.

Under French and U.S. GAAP, also as noted in Note 8 to these annual consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “Other” for the period ending December 31, 2002.

Under French and U.S. GAAP, also as noted in Note 8 to these annual consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.2 billion relating to its investment in Mauritius Telecom as of December 31, 2003. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “Other” for the period ending December 31, 2003.

At December 31, 2003, under French GAAP, as indicated in Note 8 to these annual consolidated financial statements, France Telecom also recorded goodwill impairment charges totaling approximately € 0.4 billion and € 0.2 billion, respectively, for Freeserve and QDQ Media. These last two entities belong to the Wanadoo-Internet and Wanadoo-Directories reporting units, respectively, for which step one of goodwill impairment was performed in November 2003 and did not indicate any impairment. Consequently, at December 31, 2003 and for reconciliation purposes to U.S. GAAP, France Telecom reversed the impairment charges (including related tax effects) related to Freeserve and QDQ Media, which were recorded under French GAAP.

At December 31, 2004, under French GAAP, as indicated in Note 8 to these annual consolidated financial statements, France Telecom recorded a goodwill impairment charge totaling approximately € 0.5 billion relating to Equant’s goodwill. Consequently, at December 31, 2004, for reconciliation purposes to U.S. GAAP, France Telecom reversed the impairment charge as the Equant goodwill has already been fully written-off under U.S. GAAP.

The carrying values of goodwill under U.S. GAAP for the reporting units noted above are as follows:

(billions of Euros)	Orange	Equant	Wanadoo- Internet	Wanadoo- Directories	Other	Total
Balance as of January 1, 2002	29.5	1.2	2.7	0.6	1.3	35.3

Goodwill acquired during year	–	–	0.3	–	–	0.3

Impairment losses	(19.7)	(1.1)	–	–	(0.1)	(20.9)

Other	0.2	–	–	–	(0.6)	(0.4)

Currency translation effect on goodwill	(1.7)	(0.1)	(0.1)	–	(0.1)	(2.0)

Balance as of December 31, 2002	8.3	–	2.9	0.6	0.5	12.3

Goodwill acquired during year	1.0	–	–	–	–	1.0

Impairment losses	–	–	–	–	(0.2)	(0.2)

Currency translation effect on goodwill	(0.7)	–	(0.2)	–	–	(0.9)

Balance as of December 31, 2003	8.6	–	2.7	0.6	0.3	12.2

Goodwill acquired during year	(0.6)	–	0.5	0.8	0.2	0.9

Reclassifications	0.1	–	(0.5)	–	0.4	–

PagesJaunes IPO	–	–	–	(0.9)	–	(0.9)

Balance as of December 31, 2004	8.1	–	2.7	0.5	0.9	12.2

The above goodwill amounts relating to non-Euro operations reflect the translation to the Euro.

Amortization of intangible assets (C)

Under French GAAP, certain acquired intangible assets such as brand names and customer relationships are not amortized.

As mentioned above, under U.S. GAAP, brand names with indefinite lives are no longer amortized, beginning on January 1, 2002. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses. Licenses currently in use are amortized over an average life of 15 years, whereas licenses related to networks that are under development are not currently amortized. As discussed in Note 9 to these consolidated financial statements, the Orange UK and Orange France UMTS licenses have been amortized since March 1, 2004 and April 1, 2004, respectively. The carrying amount of the brand names under U.S. GAAP are € 4,112 million and € 3,865 million at December 31, 2004 and 2003, respectively.

The aggregate intangible assets amortization expense for the twelve month periods ended December 31, 2004, 2003 and 2002 were € 1,161 million, € 594 million and € 794 million, respectively.

The estimated intangible assets amortization expense for each of the following 5 years is presented below, for existing intangible assets as of December 31, 2004:

Estimated Annual Amortization Expense:	(Euro in millions )
2005	1,105

2006	907

2007	907

2008	880

2009	855

Excluded from the estimated amortization expense table above is the future amortization of certain UMTS licenses currently being prepared for use. The carrying amount of these UMTS licenses totaled € 0.5 billion as of December 31, 2004. These licenses have an estimated remaining useful life of between 12 and 19 years as of December 31, 2004, depending on when the licenses expire. The table below summarizes the estimated annual amortization expense for each of the next five years, based on presently anticipated dates for putting the UMTS licenses in use, as of December 31, 2004.

Estimated Amortization Expense:	(€ in millions )
2005	17

2006	40

2007	40

2008	40

2009	40

Step acquisitions of equity method investees (D)

Under French GAAP, the acquisition of an additional interest in an equity method investee triggers a revaluation of the historical investment prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under U.S. GAAP, the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged.

Adjustment on Orange plc acquisition cost (E)

Under French GAAP, the settlement of the put and call arrangement with Vodafone on February 28, 2001, has been reflected as contingent consideration and the purchase price of Orange plc has been reduced accordingly.

Under U.S. GAAP, the settlement of the put and call arrangement is considered as an equity transaction and accordingly, there is no subsequent adjustment to the purchase price of Orange plc.

Purchase of additional Orange shares held by E.On

Under French GAAP, upon settlement of the E.On put option on shares of Orange SA in June 2002, France Telecom recorded the additional investment in Orange at the amount of consideration paid to the counterparty.

Under U.S. GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.On put option. The put option had been accounted for at fair value under SFAS 133 (see Note 33(I)).

Acquisition of Freeserve (F)

Under French GAAP, the value of the Wanadoo shares issued to Freeserve’s shareholders was derived from the weighted average price of Wanadoo shares during the exchange period, which occurred in February 2001.

Under U.S. GAAP, the first date on which the number of Freeserve shares became fixed without subsequent revision was the measurement date. Since the ratio of exchange was fixed at the date the agreement was signed (December 6, 2000), a period of several days before and after such agreement was signed was used to measure the value of the Freeserve shares. Consequently under U.S. GAAP, the resulting cost of acquisition and goodwill were higher as compared to French GAAP.

Equant – Contingent Value Right (“CVR”) and impairment of long-lived assets (G)

Accounting for CVR

Under French GAAP, in the determination of the purchase price, no value is ascribed to the CVR until the CVR is eventually paid. However, given movements in CVR market values in 2001 and early 2002, France Telecom considered that, based on the value in use of the Equant investment per its business plan, it was probable that the payment of the CVR would not be recoverable. Consequently, France Telecom recorded a provision of € 2,077 million at December 31, 2001, which represented the maximum payment to be made at maturity. The CVR payment was made on July 8, 2004 for € 2,015 million.

Under U.S. GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed (November 19, 2000) using an option-pricing model. Subsequent changes to the value of the CVR have been reflected in earnings. France Telecom reversed the provision noted above under French GAAP, since the CVR’s changes in value since November 19, 2000 have been reflected in earnings. Additional charges of € 28 million, € 173 million, and €234 million, related to changes in the value of the CVR were recorded during the years ended December 31, 2004, 2003 and 2002, respectively.

Accounting for long-lived assets

Under French GAAP, and as discussed in Note 8 to these consolidated financial statements, France Telecom recorded impairment charges as of December 31, 2002 for the write-down of goodwill and other long-lived assets totaling € 4,244 million relating to its investment in Equant. Also, as discussed in Notes 6 and 8 of these consolidated financial statements, additional impairment charges for the write-down of goodwill and other intangibles and long-lived assets were recorded under French GAAP totaling € 519 and € 483 million, respectively, for the year ended December 31, 2004. Given that under U.S. GAAP, certain of Equant’s intangible assets, long-lived assets and goodwill had been written off previously, for reconciliation purposes to U.S. GAAP , France Telecom reversed the € 519 million goodwill impairment charge recorded under French GAAP for the year ended December 31, 2004 (see Note 33(B)), and reduced the other intangibles and long-lived asset impairment charge by € 198 million, net of minority interest. The Equant goodwill balance is nil under both French GAAP and U.S. GAAP as of December 31, 2004.

Investment in NTL (H)

Under French GAAP, France Telecom’s investment in NTL ordinary shares, preferred shares and convertible notes had been written down to zero by additional provisions recorded in 2002 amounting to € 1.7 billion.

Under U.S. GAAP, France Telecom’s investment in NTL’s common shares was carried under the equity method. As of December 31, 2001, given the amount of NTL’s accumulated net losses, all NTL common shares, convertible notes, and preferred shares held by France Telecom and by financial institutions (which were parties to put and call options with France Telecom) had been fully provided for in 2001, in order of seniority by the excess equity losses incurred. Consequently, given that no additional obligations existed, no additional losses were required to be recorded in 2002 under U.S. GAAP relating to the NTL investment, and the € 1.7 billion provision recorded under French GAAP, as noted above, was reversed for U.S. GAAP purposes. As a result, no resulting reconciling item remained in the reconciliation of shareholders’ equity to U.S. GAAP as of December 31, 2002.

Financial instruments

Derivative Instruments and Hedging Activities (I)

The French GAAP accounting for derivative and hedging instruments is disclosed in Note 2 to these consolidated financial statements.

Under U.S. GAAP, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in the income statements when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

For the year ended December 31, 2002, France Telecom recorded a profit before tax of € 179 million (€40 million after tax) pursuant to the provisions of SFAS 133, comprising:

■	€ 65 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. Those instruments, designated under French GAAP as foreign currency hedges of certain investments held by France Telecom, do not qualify as hedges under the provisions of SFAS 133;

■	€ 511 million gain which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133; and

■	€ 397 million loss from settlement of the put & call options held by E.On on Orange shares (102.7 million shares).

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

For the year ended December 31, 2004, France Telecom recorded a loss before tax of € 17 million ( € 17 million after tax) pursuant to the provisions of SFAS 133, which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133.

For the years ended December 31, 2002, 2003 and 2004 France Telecom recorded a decrease in OCI of € 12 million (€ 11 million after tax), an increase in OCI of € 66 million (€ 44 million after tax) and a decrease in OCI of € 55 million (€ 36 million after tax) respectively, comprised of changes in fair values of instruments designated as cash flow hedges and the impact of reallocating certain foreign currency hedges.

As of December 31, 2002, 2003 and 2004, total accumulated OCI relating to derivative instruments on hedging activities amounted to € 141 million, € 74 million and € 129 million, respectively (€ 93 million, € 49 million and € 85 million accumulated losses after tax, respectively). France Telecom estimates that € 28 million (€ 19 million after tax) of derivative losses included in OCI as of December 31, 2004 will be reclassified into earnings within the next twelve months.

As of December 31, 2002, 2003, and 2004 derivative instruments recorded as assets at fair value totaled € 433 million, € 224 million and € 173 million, respectively, while derivative instruments recorded as liabilities at fair value totaled € 1,844 million, € 1,481 million, and 1,778 million respectively.

Valuation of marketable securities and investment securities (J)

In accordance with French GAAP, France Telecom’s policy is to value marketable securities, at the lower of aggregated cost or market value. Investment securities are stated at cost and an allowance is recorded when recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the value in use of the investment increases. Unrealized gains on marketable securities and investment securities are not recognized.

Under U.S. GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). Substantially all of France Telecom’s investments in marketable securities are classified as available-for-sale whereby unrealized gains and losses are excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income and cannot be reversed until the security is disposed of. The remainder of France Telecom’s marketable securities belong to the first category, trading securities, which are recorded at market value, and adjustments to market value are recorded immediately in earnings. Valuations for publicly traded marketable securities and investment securities must be conducted by comparison with the market value as of the reporting period end. France Telecom has no held-to-maturity securities.

Investment in Wind Infostrada (K)

As noted in Notes 6 and 11 to these consolidated financial statements, a provision of € 1,324 million relating to France Telecom’s investment in Wind Infostrada was recorded in income under French GAAP as of December 31, 2002. Given that the carrying value of the investment in Wind Infostrada was higher under U.S. GAAP than under French GAAP, an additional € 61 million impairment charge was recorded for U.S. GAAP purposes.

As of December 31, 2003, a reversal of provision of € 270 million relating to its investment in Wind Infostrada was recorded through income under French GAAP. Under U.S. GAAP, this reversal of provision was decreased by € 26 million.

As described in Note 3 to these consolidated financial statements, France Telecom’s investment in Wind Infostrada was sold as of July 1, 2003. Given that the carrying value of Wind Infostrada was adjusted under U.S. GAAP to the one calculated for French GAAP purpose, there is no further difference between French and U.S. GAAP regarding the net financial impact of the sale of this investment.

Transfers of financial assets (L)

Sale of carryback

Under French GAAP, France Telecom sold its 2000 and 2001 anticipated carry back receivables to a bank. This transaction was recognized as a transfer of financial asset.

Under U.S. GAAP, such transaction does not meet all the requirements for a transfer of financial asset and was accounted for as a secured borrowing.

Defeasance of finance leases

Under French GAAP, deposits and lease obligations recognized under the defeased leases entered into by Orange in 1995, 1996 and 1999 have been netted.

Under U.S. GAAP, such deposits and lease obligations are shown as individual assets and liabilities on the consolidated balance sheet.

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

Under U.S. GAAP, this transaction does not qualify as a sale of future revenues and accordingly is accounted for as a secured borrowing for all periods presented.

Accounts receivable securitization programs

As discussed in Note 2 to these consolidated financial statements, due to a change in French GAAP accounting regulations, France Telecom was required to fully consolidate the vehicles used in the context of accounts receivable securitization programs, resulting in an increase of € 4 million in shareholders equity under French GAAP.

Under U.S. GAAP, these accounts receivable securitization programs meet the requirements for a transfer of financial assets, and as such are not recognized in the balance sheet.

Sale and leaseback of real estate (M)

Under French GAAP, certain sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) have been reflected as disposals with a related net gain recorded as of December 31, 2001.

Under U.S. GAAP, this transaction was not consummated in 2001 and consequently, no gain had been recognized as of December 31, 2001. During 2002, upon the legal transfer of property, those assets qualifying for sale-leaseback accounting under U.S. GAAP (mainly office buildings) have been recorded as sales with the resulting gains deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

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

Pension obligations and similar benefits (N)

As discussed in Note 2 to these consolidated financial statements, due to a recommendation from the CNC (Conseil National de la Comptabilite) regarding pension obligations under French GAAP, France Telecom recognized a € 325 million decrease in shareholders equity during the year ending December 31, 2004, net of tax, due to the immediate recognition of unamortized actuarial gains and losses.

Under U.S. GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses continue to be amortized over the employee’s remaining service period.

Also under U.S. GAAP, an additional minimum pension liability should be charged to other comprehensive income when the accumulated benefit obligation (ABO) exceeds the fair value of the plan assets. As the ABO exceeded the fair value of the plan assets at December 31, 2004, France Telecom recorded an additional minimum pension liability for U.S. GAAP purposes. This adjustment results in a total of € 106 million (€ 70 million, net of tax) being recorded against a component of equity (“other comprehensive income”) as of December 31, 2004. Under French GAAP, an additional minimum pension liability is not required to be recognized.

Capitalization of interest costs – mobile telecommunication licenses (O)

Under French GAAP, interest costs incurred in connection with mobile telecommunication licenses such as UMTS licenses are expensed as incurred by France Telecom.

Under U.S. GAAP, these interest costs are capitalized along with the interest costs related to other capital expenditures incurred in order for telecommunications networks to be ready for their intended use. Consequently, once the UMTS licenses are operational, the capitalized interest associated with licenses is depreciated accordingly.

Adjustments relating to the 1996 quasi-reorganization and change of status (P)

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded at values determined in accordance with the Opening Balance Sheet jointly approved by the Telecommunications Ministry and the Ministry of the Economy and Finance rather than at historical cost, which is required by U.S. GAAP. France Telecom has not been able to quantify the effect of the difference in this accounting treatment since, prior to France Telecom becoming a public sector operator effective January 1, 1991, sufficiently detailed historical-cost asset records were not maintained.

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

Under U.S. GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital. Differences remaining related to the net assets recognized under French GAAP and U.S. GAAP continue to be reflected as a reconciling item on the reconciliation of shareholders’ equity.

Accounting for perpetual bonds mandatorily redeemable in shares of France Telecom (TDIRA)

Under French GAAP, the TDIRA, issued on March 3, 2003, is reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders is recorded through the income statement. See Note 26 to the Consolidated Financial Statements.

Under U.S. GAAP, the TDIRA is reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date. The related return owed to their holders is recorded as interest expense through the income statement. The non-detachable conversion feature embedded in the TDIRA is reflected if it becomes beneficial based on its intrinsic value at the time of conversion, as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it is amortized immediately as interest expense.

Repackaging of TDIRA (Q)

In addition, under French GAAP, the repackaging of the TDIRAs, as discussed in Note 26, resulted in recognition of a loss of € 438 million for amounts paid by France Telecom to the holders of the TDIRAs for the year ended December 31, 2003.

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

As indicated in Note 26 to these consolidated financial statements, France Telecom repurchased 56,297 TDIRA and 9,220 TDIRA during the years ended December 31, 2003 and 2004, respectively. Under U.S. GAAP, the corresponding additional carrying amount, related to the repurchased TDIRA was immediately recognized as interest expense in the statement of income.

Variable interest entities and related transactions

FIN 46R (R)

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

For entities created before January 31, 2003, France Telecom consolidated Tele-Invest and Tele-Invest II beginning January 1, 2004, under both French GAAP (as discussed in Note 2 to these annual consolidated financial statements) and U.S. GAAP, because they are both VIEs for which France Telecom holds the majority of expected losses and is the primary beneficiary. Due to differences between the treatment of the first time consolidation in French GAAP and U.S. GAAP, a €(107) million adjustment was included in the cumulative effect of a change in accounting principle in the statement of operations.

France Telecom also determined that cross-leasing transactions with different third parties in the case of Qualified Technical Equipment (“QTE”) leases include entities that are considered VIEs. For one of these QTE leases, France Telecom is the primary beneficiary. However, as France Telecom already consolidates the respective VIE, there was no additional impact on the consolidated financial statements for the year ended December 31, 2004. With regards to other QTE leases, France Telecom is not the primary beneficiary.

In addition, France Telecom has determined that the Tower Participation SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE. On a stand-alone basis, France Telecom’s interest in Tower would not absorb a majority of the entity’s expected losses or expected residual returns. However, because the French government has a significant interest in France Telecom as of 2004, and in another Tower investor (CDC), France Telecom and CDC are considered related parties and their interests must be aggregated. As of 2004 the combined interests of FT and CDC absorbed a majority of the expected losses of Tower. Therefore, France Telecom, as the holder of the larger interest in Tower, consolidated Tower during the year ended December 31, 2004 under U.S. GAAP, however it is not consolidated under French GAAP. With the application of FIN46R, the initial gain on the sale of TDF, recognized in December 2002 under both Topic 5-U of SAB 81 and EITF 01-02 (see Note S below), was reversed and included in the cumulative effect of a change in accounting principle. As a consequence, the impact of the first consolidation under FIN46R of Tower was (i) to increase France Telecom’s consolidated assets and liabilities by approximately €1.1 billion, including an increase in France Telecom’s consolidated debt by approximately €1.7 billion, and to (ii) decrease France Telecom’s consolidated net income by €0.5 billion. As of December 31, 2004, France Telecom has classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and has determined that it meets the definition of a disposal group as defined by SFAS 144. The 2002 discontinued operations amount includes the gain recognized on the sale of TDF to third party investors, as discussed in Note S below.

France Telecom has also evaluated the interest of its subsidiary, Orange, in BITCO. France Telecom has determined that BITCO is a VIE. Given its commitments towards the lenders of BITCO, France Telecom is deemed the primary beneficiary and consolidated the entity as of June 30, 2004 under U.S. GAAP, however it is not consolidated under French GAAP. During September 2004, France Telecom entered into a sale and purchase agreement to dispose of 39% of their holdings in BITCO. As a result of the sale of all but 10% of France Telecom’s holdings in BITCO, France Telecom was no longer deemed the primary beneficiary of BITCO, and has thus accounted for their investment under the cost method for U.S. GAAP as of December 31, 2004.

Due to the adoption of FIN 46R, a charge related to the above adjustments was recorded as a cumulative effect of a change in accounting principle for € (0.6) billion in the statement of operations during the year ending December 31, 2004 in accordance with U.S. GAAP.

Sale of TDF (S)

Under French GAAP, as described in Note 3 to these annual consolidated financial statements, a € 486 million pre-tax gain was recognized during 2002 to the extent of the 63.8% ownership interest in TDF disposed of during 2002. 36.2% of the total gain on the sale of TDF was deferred, as a result of the simultaneous investment by France Telecom in Tower Participation SAS, TDF’s new parent company.

Under U.S. GAAP in 2002, per Topic 5-U of SAB 81 and EITF 01-02, a € 495 million pre-tax gain, net of fee, was recognized representing the portion of the gain related to third parties, whereas to the extent of the sale to CDC, a party under common control with France Telecom, a € 350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value. As mentioned in Note R above, this gain has been reversed and included in the cumulative effect of change in accounting principle during the year ending December 31, 2004 in conjunction with the FIN 46R analysis.

Revenue recognition (T)

As discussed in Note 2 to these consolidated financial statements, under French GAAP, due to the new guidance released during 2004 regarding volume-based and time-based incentives or loyalty based programs, France Telecom began to accrue for incentives associated with contracts with a renewal obligation in a similar manner to contracts without a renewal obligation. Under U.S. GAAP, France Telecom accounts for such sales incentives in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, and thereby recognizes such sales incentives upon the renewal of the customer.

Under French GAAP, when free months are offered to customers in conjunction with a promotion, France Telecom recognizes such revenues when billed. Under U.S. GAAP, France Telecom follows the guidance prescribed by SAB 104, Revenue Recognition, and recognizes such revenues ratably over the term of the contract.

Under French GAAP, activation fees and certain other one-time charges are recognized as revenue when billed. Under U.S. GAAP, France Telecom is deferring such activation fees and certain other one-time charges and amortizing them over the average life of the related customer relationship period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized, resulting in no impact on net income.

For the year ended December 31, 2004, the above items have increased U.S. GAAP net income by € 128 million and have increased U.S. GAAP equity by € 323 million.

Also refer to “Additional SEC and U.S. GAAP Disclosures – Revenue” for a further discussion on France Telecom’s revenue recognition policies under U.S. GAAP.

Deferred taxes (U)

For French GAAP purposes, deferred tax assets related to the France Telecom SA tax group in France have been recognized considering expected future taxable income. Additionally, consistent with French GAAP, France Telecom recorded deferred tax balances on a present value basis.

Under U.S. GAAP, deferred taxes are recorded on an undiscounted basis. As a result, the related discount allowance has been reversed. Further, considering their specific timing of reversal and in compliance with U.S. practice, certain deferred tax assets were provided for.

In addition, under U.S. GAAP, in connection with the acquisition of the remaining minority interest in Orange, certain previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Such release of approximately € 2.4 billion was recognized as a reduction of goodwill as of December 31, 2003.

Earnings per share (V)

Under French GAAP, when computing earnings per share (“EPS”), stock dividends are treated on a pro rata basis similarly to capital increases.

Under U.S. GAAP, the stock dividend issued in June 2002 is fully included in the computation of basic and diluted earnings (loss) per share. In addition, as discussed in Note 25 to these consolidated financial statements, the previous years rights issue whose exercise price at issuance was less than the market value of France Telecom’ common stock contained a bonus element similar to a stock dividend. Accordingly, basic and diluted earnings (loss) per share for prior periods have been adjusted retroactively to reflect such bonus element.

Diluted earnings per share is also adjusted to reflect the exercise of less than 100% owned consolidated subsidiary stock options, so long as such exercise is not anti-dilutive. Diluted earnings per share also reflects the dilutive effect of any debt convertible into shares of France Telecom common stock, including the dilutive effect of the liquidity agreement.

The following table reconciles the numerators and denominators used to calculate the basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002. The prior year amounts have been adjusted for the discontinued operation presentation during the current year.

(millions of Euros, except per share data)	For the year ended December 31,
	2004	2003	2002
Net Income
Basic income (loss) available to common shareholders from continuing operations	3,593	5,331	(34,122)
Effect of dilutive securities	4	280	–

Dilutive income (loss) available to common shareholders from continuing operations	3,597	5,611	(34,122)

Weighted Average shares
Basic weighted average shares outstanding	2,444	1,955	1,257
Effect of dilutive securities	38	231	–

Dilutive weighted average shares outstanding	2,482	2,186	1,257

Basic EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	1.47	2.73	(27.15)
Discontinued operations	–	(0.01)	.45
Cumulative effect of change in accounting principles	(0.26)	–	–

Net income (loss)	1.21	2.72	(26.70)

Diluted EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	1.45	2.57	(27.15)
Discontinued operations	–	–	.45
Cumulative effect of change in accounting principles	(0.26)	–	–

Net income (loss)	1.19	2.57	(26.70)

Consolidation methods

The principles covering the scope of consolidation under French GAAP are set forth in Note 2 of these annual consolidated financial statements. Under this policy, companies in which France Telecom and other shareholders have agreed to exercise joint control over significant financial operating policies are accounted for using the proportionate consolidation method. In addition, subsidiaries which France Telecom controls, either directly or indirectly, are fully consolidated, including situations where the control results from other than ownership of shares.

For U.S. GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, or companies that are controlled, based on voting or other rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom is deemed to exercise significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method or cost method under French GAAP, are included in the consolidated financial statements using the equity method.

In addition, as noted in Note 33(R) to these consolidated financial statements, under U.S. GAAP, FIN 46R prescribes that certain entities are to be consolidated since France Telecom is deemed the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such investments.

For the year ended December 31, 2004, the approximate effects on the consolidated financial statements from applying certain consolidation methods for accounting for other investments that would be accounted for under the equity method under U.S. GAAP , have resulted in an impact on the French GAAP consolidated assets of € 1,514 million (1.57%), operating income of € 344 million (or 3.18%), and on operating cashflows of € 513 million (or 4.0%). This difference in accounting policy has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for French GAAP.

TP Group

Under French GAAP, and as noted in Note 3 to these consolidated financial statements, the TP Group (TP S.A. and its subsidiaries, or TPSA) was fully consolidated in the France Telecom financial statements beginning on April 1, 2002. France Telecom’s share of the TP Group results, as noted in the table below, is primarily impacted by the goodwill amortization in French GAAP.

Under U.S. GAAP, France Telecom’s investment in TPSA (representing approximately 43.93% of TPSA’s voting common stock or 47.5% after consolidation of Tele-Invest II) is accounted for as an equity investment under APB 18. France Telecom also holds a 34% investment directly in PTK, an entity held at 66% by TPSA and consolidated by TPSA. Due to the adoption of FIN 46R under U.S. GAAP as of January 1, 2004 France Telecom consolidated Tele-Invest and Tele-Invest II, two holding companies owning 190 million shares in TPSA. Considering these additional shares, France Telecom still holds less than 50% of the total voting shares of the TP Group, and therefore continues to apply the equity method of accounting for its investment.

The approximate effects on the reported France Telecom consolidated balance sheet, statement of income, and cash flows from consolidating TPSA are presented below (French GAAP).

	As of
(million of Euros)	December 31, 2004	December 31, 2003
Balance sheet data

Current assets	1,539	1,202

Long-term assets	10,640	8,998

Current liabilities	1,486	1,689

Long-term liabilities	2,885	2,774

Net assets	7,808	5,737

France Telecom’s share of net assets	5,238	3,193

(millions of Euros)	For the year ended December 31, 2004	For the year ended December 31, 2003	For the period from April 1, 2002 to December 31, 2002
Statement of income data

Sales of services and products	4,090	4,158	3,471

Operating income	872	890	647

Financial charges	(238)	(282)	(236)

Net income before minority interest	444	149	129

France Telecom’s share of net income (after goodwill amortization and minority interest)	170	(36)	(24)

Statement of cash flows data

Cash flows provided by operating activities	1,669	1,531	1,080

Cash flows used in investing activities	(636)	(883)	(808)

Cash flows used in financing activities	(759)	(376)	(89)

The quoted market value of France Telecom’s investment in TP Group was approximately € 3.2 billion as of December 31, 2004.

Reconciliation of net income and comprehensive income to U.S. GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from French to U.S. GAAP and in the components of shareholders’ equity for U.S. GAAP purposes. The following is a reconciliation of net income (loss) as reported in the consolidated statements of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of U.S. GAAP for the years ended December 31, 2004, 2003 and 2002:

(in millions, except per share data)		Year ended December 31,
	Notes	2004	2004	2003	2002
		$	€	€	€

Net income (loss) as reported in the consolidated statement of income		3,769	2,784	3,206	(20,736)

Adjustments to conform to U.S. GAAP

Stock-based compensation and Orange RSP	A	(161)	(119)	(179)	(151)

Compensation expense related to stock subscription and purchase plans	A	(501)	(370)	(60)	–

Impairment of goodwill	B	703	519	(155)	(20,034)

Amortization of goodwill	B	2,683	1,982	2,014	2,268

Amortization of intangible assets	C	(1,007)	(744)	(530)	(655)

Equant – CVR and impairment of long-lived assets	G	230	170	(173)	4,008

Investment in NTL	H	–	–	–	1,648

Derivative instruments and hedging activities	I	(23)	(17)	(203)	179

Valuation of marketable securities and investment securities	J	(125)	(92)	49	–

Investment in Wind	K	–	–	(26)	(61)

Transfer of financial assets	L	11	8	(80)	(74)

Sale and leaseback of real estate	M	79	58	12	63

Pension obligations	N	(367)	(271)	–	–

Capitalization of interests – mobile telecommunication licenses	O	32	24	386	282

Adjustments relating to the 1996 quasi reorganization and change of status	P	102	75	108	347

Repackaging of TDIRAs	Q	(81)	(60)	359	–

FIN 46R	R	(876)	(647)	–	–

Sale of TDF	S	–	–	–	9

Revenue recognition	T	173	128	–	–

Other		(15)	(11)	(15)	–

Deferred taxes (including effect on the above adjustments)	U	(620)	(458)	605	(649)

Net income (loss) as adjusted for U.S. GAAP		4,006	2,959	5,318	(33,556)

Net income (loss) as adjusted for U.S. GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax		4,864	3,593	5,331	(34,122)

Discontinued operations, after tax	R	18	13	(13)	566

Cumulative effect of change in accounting principle, after tax	R	(876)	(647)	–	–

Net income (loss) as adjusted for U.S. GAAP		4,006	2,959	5,318	(33,556)

Earnings (loss) per share as adjusted for U.S. GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax

— Basic	V	1.99	1.47	2.73	(27.15)

— Diluted	V	1.96	1.45	2.57	(27.15)

Earnings (loss) per share as adjusted for U.S. GAAP after discontinued operations and cumulative effect of change in accounting principle, after tax

— Basic	V	1.64	1.21	2.72	(26.70)

— Diluted	V	1.61	1.19	2.57	(26.70)

	Year ended December 31,
	2004	2004	2003	2002
(in millions)	$	€	€	€
Net income (loss) as adjusted for U.S. GAAP	4,006	2,959	5,318	(33,556)

Other Comprehensive Income

Unrealized gains (losses) on securities (net of related taxes)	41	30	18	(835)

Reclassification adjustment for gains realized in income (net of related taxes)	–	–	–	(420)

Unrealized losses on derivative instruments and hedging activities (net of related taxes)	(49)	(36)	44	(11)

Minimum pension liability adjustment (net of related taxes)	(84)	(62)	(1)	(7)

Foreign currency translation adjustment (net of related taxes)	914	675	(2,795)	(3,925)

Comprehensive income (loss)	4,828	3,566	2,584	(38,754)

Under French GAAP, certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered as operating expenses under U.S. GAAP. The reclassification of these expenses which include employee profit sharing, the effect of discounting the early retirement liability, restructuring provisions and write-down of investments, as well as the amortization and impairment of goodwill, would have reduced operating income under U.S. GAAP. In addition, certain U.S. GAAP adjustments such as the impairment of goodwill and other long-lived assets, the amortization of other intangible assets, the accounting for stock-based compensation, and the adjustment for the TP Group from a consolidated subsidiary under French GAAP to the presentation as an equity investment under U.S. GAAP, would have impacted operating income under U.S. GAAP.

Reclassifications and adjustments to conform operating income to U.S. GAAP are summarized as follows:

	Year ended December 31,
	2004	2003	2002
(millions of Euros)
Operating income as reported in the consolidated statement of income	10,824	9,554	6,808

Reclassifications and adjustments to conform to U.S. GAAP

Goodwill impairment	–	(463)	(21,129)

Amortization of intangible assets	(682)	(479)	(598)

Long-lived assets impairment	(127)	–	–

Employee profit sharing	(266)	(117)	(148)

Discount of early retirement liability	(148)	(199)	(216)

Stock-based compensation	(569)	(239)	(151)

Consolidation of TP Group under French GAAP	(860)	(879)	(647)

Consolidation of Tower under U.S. GAAP	197	–	–

Restructuring charges (classified as non-operating under French GAAP)	(147)	(305)	(540)

Provision for investments	111	(116)	(904)

Revenue recognition	120	–	–

Sale of PagesJaunes	168	–	–

Sale of Orange Denmark	122	–	–

Other U.S. GAAP reclassifications and adjustments	(43)	79	(11)

Operating income (loss) under U.S. GAAP	8,700	6,836	(17,536)

Under U.S. GAAP, and for the year ended December 31, 2002, the loss provision relating to the Mobilcom settlement for € 7.3 billion, as discussed in Note 22 to these annual consolidated financial statements, would have been included as part of “Equity in net income of affiliates” in the U.S. GAAP consolidated statement of income.

Major assets and liabilities under U.S. GAAP

As a result of the impacts of the quasi-reorganization in 1996, the equity accounting of TP Group, consolidation of certain entities under FIN 46R beginning in 2004, and other U.S. GAAP adjustments described above, the major assets and liabilities captions which differ under U.S. GAAP from those reported in the consolidated balance sheets at December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004		December 31, 2003
(millions of Euros)	As Reported	U.S. GAAP	As reported	U.S. GAAP
Assets

Goodwill, net	25,806	12,173	25,838	12,813

Other intangible assets	15,904	14,756	16,554	13,845

Property, plant and equipment	29,034	24,691	30,635	26,033

Investment securities	760	502	1,045	784

Net deferred tax assets (current and long term)	8,062	6,814	8,892	8,989

Liabilities

Bank overdrafts and other short term borrowings	3,886	2,344	1,570	1,497

Long-term debt (including current portion)	43,504	49,366	47,821	52,499

Net indefeasible rights of use (IRUs) totaling € 166 million and € 175 million as of December 31, 2004 and 2003, respectively, classified under French GAAP as intangible assets, have been reclassified as tangible assets in the U.S. GAAP balance sheets presented above. IRU’s are capitalized as part of long-term assets if France Telecom has the right to use the total capacity from the specific underlying assets and if the IRU lease term is greater than 75% of the economic life of the underlying asset. IRU’s that do not meet these criteria are accounted for as service contracts.

As of December 31, 2004 and 2003, the impact of consolidating the TP Group under French GAAP has been eliminated in the U.S. GAAP column above to reflect the TP Group as an equity investment accounted for under APB18.

As described previously, the TDIRAs are classified as long-term debt under U.S. GAAP. The carrying amount under U.S. GAAP of these financial instruments totaled € 4,850 million as of December 31, 2004, including the net impact of the repackaging of TDIRA (see (Q)).

Major cash flow items under U.S. GAAP

The following table discloses significant differences in cash flow line items from French GAAP to U.S. GAAP for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004		2003		2002
(millions of Euros)	As reported	U.S. GAAP	As reported	U.S. GAAP	As reported	U.S. GAAP
Net cash provided by operating activities	12,818	11,508	11,322	10,536	11,839	9,966

Net cash used in investing activities	(5,564)	(5,058)	(3,737)	(3,245)	(11,514)	(5,259)

Net cash provided by (used in) financing activities	(7,423)	(6,701)	(6,868)	(6,845)	(194)	(4,759)

Effect of changes in exchange rates on cash and cash equivalents	22	(60)	(186)	(136)	(255)	(237)

Cash and cash equivalents at beginning of period	3,350	2,963	2,819	2,654	2,943	2,943

Cash and cash equivalents at end of period	3,203	2,652	3,350	2,963	2,819	2,654

The major differences noted in the above consolidated cash flow statements for the year ended December 31, 2002 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for € 4,974 million from investing to financing activities under U.S. GAAP. In addition, approximately € 1,111 million in cash provided by the sale of investments, was reclassified from operating to investing activities under U.S. GAAP. As of December 31, 2002, the impact of consolidating the TP Group under French GAAP has been eliminated in the U.S. GAAP column above to reflect the TP Group as an equity investment accounted for under APB 18.

For the years ended December 31, 2004 and 2003, there are no major differences noted in the above consolidated statements of cash flows except the impact of the consolidation under the equity method of TP for U.S. GAAP purposes for the years ending December 31, 2004 and 2003, and the consolidation of Tower under U.S. GAAP for the year ended December 31, 2004.

Reconciliation of shareholders’ equity to U.S. GAAP

The following is a reconciliation of shareholders’ equity (deficit) as reported in the consolidated balance sheet as adjusted for the approximate effects of the application of U.S. GAAP as of December 31, 2004, 2003 and 2002:

(In millions)		At December 31,
	Notes	2004	2004	2003	2002
		$	€	€	€

Shareholders’ equity (deficit) as reported in the consolidated balance sheet		21,228	15,681	12,026	(9,951)

Adjustments to conform to U.S. GAAP

Stock-based compensation and Orange RSP cost	A	(207)	(153)	–	30

Compensation expense related to stock subscription and purchase plans	A	–	–	–	–

Impairment of goodwill	B	(24,340)	(17,980)	(18,544)	(19,983)

Amortization of goodwill	B	7,699	5,687	3,753	1,957

Acquisition of Orange minority interest	B	444	328	328	–

Acquisition of Wanadoo minority interest	B	145	107	–	–

Amortization of intangible assets	C	(3,857)	(2,849)	(2,067)	(1,700)

Step acquisitions	D	135	100	91	109

Adjustment on Orange plc acquisition cost	E	4,295	3,173	3,174	3,439

Acquisition of Freeserve	F	326	241	241	261

Equant – CVR and impairment of long-lived assets	G	102	75	(56)	345

Derivative instruments and hedging activities	I	(242)	(179)	(124)	38

Valuation of marketable securities and investment securities	J	(34)	(25)	63	(9)

Investment in Wind*	K	(118)	(87)	(87)	(61)

Transfer of financial assets	L	273	202	191	272

Sale and leaseback of real estate	M	(646)	(477)	(533)	(547)

Pension obligations	N	195	144

Capitalization of interests — mobile telecommunication licenses	O	1,384	1,022	999	653

Adjustments relating to the 1996 quasi reorganization and change of status	P	(143)	(106)	(182)	(289)

Repackaging of TDIRAs	Q	403	298	359	–

Sale of TDF	S	420	310	313	313

Revenue recognition	T	437	323	–	–

Other		58	43	(120)	(6)

Deferred taxes (including effect on the above adjustments)	U	(1,239)	(915)	(292)	(1,622)

Shareholders’ equity (deficit) as adjusted for U.S. GAAP before cumulative effect of change in accounting principles		6,719	4,963	(467)	(26,751)

Cumulative effect of change in accounting principle, after tax	R	(1,264)	(934)	–	–

Shareholders’ equity (deficit) as adjusted for U.S. GAAP		5,454	4,029	(467)	(26,751)
*	This line only includes the difference between French GAAP and U.S. GAAP for the carrying value in Wind Infostrada. The net impact to equity for all the adjustments related to the sale of Wind is nil as of December 31, 2004 and 2003.

Currency translation effects between French and U.S. GAAP are included in the individual reconciliation line items above.

The components of shareholders’ equity for U.S. GAAP purposes as of December 31, 2004, 2003 and 2002 are as follows:

	At December 31,
(millions of Euros)	2004	2003	2002

Share capital	9,868	9,609	4,761

Additional paid-in capital	37,698	36,412	27,537

Retained earnings	(38,736)	(41,079)	(46,397)

Own shares including those bought back from Vodafone	–	–	(9,977)

Accumulated Other Comprehensive Income

Unrealized gains on securities:

Net unrealized gains, net of related taxes	48	18	–

Unrealized gains and losses on cash flow hedges, net of related taxes	(85)	(49)	(93)

Minimum pension liability adjustment, net of related taxes	(70)	(8)	(7)

Foreign currency translation adjustment, net of related taxes	(4,694)	(5,370)	(2,575)

Accumulated Other Comprehensive Income	(4,802)	(5,409)	(2,675)

Total shareholders’ equity (deficit) as adjusted for U.S. GAAP	4,029	(467)	(26,751)

Cash and stock dividends (including tax related costs) paid in 2002 totaled approximately € 1.3 billion. The net increase in additional paid-in capital for the year ended December 31, 2002 relates primarily to the capital increase/stock dividend in the first half of 2002, the contribution of capital from the sale of TDF, and to the accounting for stock-based compensation.

A capital increase of € 14,839 million was recorded in the first half of 2003 which resulted in an increase of € 4,149 million in share capital and €10,691 million in additional paid-in capital.

In addition, pursuant to shareholders’ meetings, it was decided to allocate the 2003 and 2002 France Telecom statutory net losses of € 3,116 million and € 22,776 million, respectively, from retained earnings to additional paid in capital. Under U.S. GAAP, this allocation has been reclassified back to retained earnings.

Additional SEC and U.S. GAAP disclosures

Revenue

Below is a discussion of the primary differences between U.S. GAAP and French GAAP in France Telecom’s accounting for revenue recognition. Any such revenue differences for TPSA (see discussion above) are reflected under U.S. GAAP through France Telecom’s application of the equity method for its investment in TPSA.

General U.S. GAAP revenue recognition criteria

France Telecom enters into transactions to sell products, services and multiple element arrangements that may include any combination thereof. France Telecom evaluates revenue recognition for these transactions using the following basic criteria (collectively called the Revenue Recognition Criteria):

Evidence of an arrangement: Before revenue is recognized, France Telecom must have evidence of an agreement with the customer reflecting the terms and conditions to deliver products or services.

Delivery: For products, delivery is considered to occur when the equipment is shipped and title and risk of loss have been transferred. For services, delivery is considered to occur when the contracted services are provided.

Fixed or determinable fee: If a portion of the arrangement fee is not fixed or determinable, France Telecom recognizes that amount as revenue when the amount becomes fixed or determinable

Collection is deemed probable: Collection is deemed probable if France Telecom expects the customer to be able to pay amounts under the arrangement as those amounts become due. If it is determined that collection is not probable, revenue is recognized when collection becomes probable (generally upon cash collection).

Electronic directories

Under French GAAP, as discussed in Note 2.4 to these annual consolidated financial statements, France Telecom changed its accounting for the recognition of revenue of advertisements and listings for electronic directories published over the Internet. Effective January 1, 2003, France Telecom started recognizing such revenue ratably over the term of the contract, as opposed to when the directory was published on the internet. The cumulative effect of this change resulted in an adjustment of €39 million which was recorded directly to shareholders’ equity.

Under U.S. GAAP, France Telecom recorded the cumulative impact of €(39) million to the statement of operations. The impact of the recognition of such revenue ratably over the term of the contract was not material for the year ended December 31, 2002.

Free months offered

Under French GAAP, when free months are offered to customers in conjunction with a subscription, France Telecom recognizes such revenues when billed. Under U.S. GAAP, France Telecom follows the guidance prescribed by SAB 104, Revenue Recognition, and recognizes such revenues ratably over the term of the contract. For the year ended December 31, 2004 revenues and shareholders equity have been increased by € 26 million.

Activation fees

Under French GAAP, activation fees and certain other one-time charges are recognized as revenue when billed. Under U.S. GAAP, France Telecom is deferring such activation fees and certain other one-time charges and amortizing them over the average life of the related customer relationship period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized, resulting in no impact on net income. For the years ended December 31, 2004, 2003, and 2002 revenues have been decreased by € 88 million, and increased by € 50 million and € 76 million, respectively.

Distributor commission

Under U.S. GAAP, certain distributor commissions are recognized as a reduction to revenue, as opposed to classification as an expense (and therefore with no adjustment on net income), unless France Telecom receives an identifiable benefit from the payment, and the fair value of this benefit can be measured. Under U.S. GAAP, such reclassification reduced revenues by € 345 million, € 451 million and € 442 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Gross versus net reporting

Under French GAAP, certain revenues earned through special rate numbers, hosted either by France Telecom or an alternative operator, are recorded on a gross basis. Under U.S. GAAP, following the guidance of EITF 99-19, Reporting revenue Gross as a Principle versus Net as an Agent, certain amounts have been reclassified from expenses to a reduction of revenues as they are reported on a net basis under U.S. GAAP. Under U.S. GAAP, such reclassification reduced revenues by € 337 million for the year ended December 31, 2004.

Consideration received from a vendor

Under French GAAP, certain funds received through third party suppliers to provide for advertising are recorded as revenues. Under U.S. GAAP, following the guidance of EITF 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor, certain amounts have been reclassified from revenue to a reduction in cost of sales, as no identifiable benefit is received. Such reclassification reduced revenues by € 15 million, for the year ended December 31, 2004.

Loyalty programs

Due to new accounting guidance enacted in the current year described in Note 2 to these consolidated financial statements, under French GAAP, certain sales incentive programs for customers with renewal options are accrued for over the customers subscription period. Under U.S. GAAP, France Telecom accounts for such sales incentives in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, and thereby recognizes such sales incentives upon the renewal of the customer. For the year ended December 31, 2004, revenues have been increased by € 73 million, for such treatment.

Multiple element arrangements

Under French GAAP and U.S. GAAP, in certain circumstances, France Telecom enters into revenue arrangements and are therefore obligated to deliver to customers multiple products and/or services (i.e. handset and services). In these transactions, the total revenue to be earned under the arrangement is allocated among the various elements based on their relative fair value. In certain transactions, the allocation is based on France Telecom specific objective evidence of fair value, which is generally the price charged when that element is sold separately. France Telecom recognizes revenue related to the delivered products or services only if: (1) the above revenue recognition criteria are met; (2) any undelivered products or services are not essential to the functionality of the delivered products or services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; (4) France Telecom has an enforceable claim to receive the amount due in the event they do not deliver the undelivered products or services; and (5) as discussed above, there is evidence of the fair value for each of the undelivered products or services.

Asset retirement obligations

Under U.S. GAAP, effective January 1, 2003, France Telecom adopted SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Standard applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of assets. Under this standard, a liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the assets useful life.

As discussed in Note 22 to these consolidated financial statements, due to new environmental regulations established in 2002, France Telecom has an asset retirement obligation associated with the removal and the disposal of telephone poles and other items. Under French GAAP, France Telecom accounted for its obligation related to the telephone poles and other items in the same manner as under U.S. GAAP. Accordingly, no reconciling difference appears in the U.S. GAAP reconciliation. The only difference between the French GAAP and U.S. GAAP accrual relates to the consolidation method of TP Group for € 10 million.

Restructuring provisions

Under French GAAP, France Telecom records restructuring liabilities during the period when decisions were made by the appropriate level of management and were announced publicly. This did not result in any differences between French GAAP and the U.S. GAAP provisions of EITF 94-3, Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

Under U.S. GAAP, starting January 1, 2003, France Telecom applied SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, to all new plans initiated after this date.

This Statement requires that a liability for costs associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

Orange – withdrawal from Sweden

■	In December 2002, Orange announced its decision to withdraw from the Swedish market in direct response to the pressure placed upon it by the UMTS license requirements and current market conditions. In connection with this decision, Orange significantly reduced the size of its operations with a redundancy program affecting its 234 employees.

■	This program was initiated at the end of 2002 and implemented, for most eligible employees, during the first half of 2003. Total restructuring reserves recorded in connection with Orange’s withdrawal from Sweden amounted to € 11 million at December 31, 2003 (of which, € 1 million employee termination benefits, € 9 million for site termination and € 1 million in other restructuring costs), compared to € 30 million at December 31, 2002 (of which, € 12 million for employee termination benefits (234 staff, of which 32 management and 202 non-management), € 18 million for site termination and other property related provisions).

■	Total restructuring reserves recorded in connection with Orange’s withdrawal from Sweden amounted to € 5 million at December 31, 2004 (of which € 1 million employee termination benefits, € 3 million for site termination, and € 1 million in other restructuring costs), compared to € 11 million at December 31, 2003 (of which, € 1 million employee termination benefits, € 9 million for site termination and € 1 million in other restructuring costs).

Orange – other restructuring

■	During 2002, pre-existing restructuring activities were expanded in Denmark and in the Netherlands and a restructuring plan was implemented in OPCS (United Kingdom).

As of December 31, 2002 the € 41 million employee termination benefits provision related primarily to:

-	Denmark for € 15 million corresponding to 260 employees to be terminated (40 management and 220 non-management),

-	the Netherlands for € 13 million corresponding to 153 employees to be terminated (9 management and 144 non-management) and

-	the United Kingdom for € 6 million corresponding to 165 employees to be terminated (46 management and 119 non-management). This downsizing was completed in early 2003.

■	In 2003, restructuring activities continued at OPCS.

New plans were implemented during 2003:

-	in Switzerland (Orange Communications SA) (254 employees, of which 20 management and 234 non-management),

-	in the United States (Wildfire) (79 employees of which 14 management and 65 non-management) and

-	in the United Kingdom (Orange plc) (106 employees of which 22 management and 84 non-management)

The new 2003 plans were nearly completed by the end of 2003.

As of December 31, 2004, the € 17 million employee termination benefits provision related primarily to:

-	the United Kingdom for € 13 million corresponding to 46 employees to be terminated (of which 15 management and 31 non-management)

-	France for € 4 million corresponding to 33 employees to be terminated (of which 1 management and 32 non-management).

■	Property related costs consist primarily of leased property that is vacant or sublet to third parties, as a result of restructuring activities undertaken in the United Kingdom and the United States, and for which rental received from the subleases is less than that paid by Orange under the primary leases.

For the years ended December 31, 2004, 2003, and 2002, under U.S. GAAP, restructuring costs related to Orange that were charged to the income statement totaled € 49 million, € 62 million, and € 118 million, respectively.

Equant – restructuring and integration of Equant, Global One and SITA Equant network Joint Venture

■	In 2001, France Telecom commenced integrating the operations of Equant and Global One and the SITA assets. Under the terms of an agreement between France Telecom and Equant, the two companies agreed to share certain restructuring and integration costs. Employee termination benefits include severance and contractual benefits determined in accordance with an approved plan, and also the costs for outplacement services, medical and supplemental vacation. For the years ended December 31, 2001, 2002 and 2003, Equant identified 898, 1050 and 686 positions to be eliminated, respectively. France Telecom does not expect to incur further costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture, except for the settlement of long-term lease obligations that may be finalized at a different amounts to those already expensed.

Equant – 2003 strategic reorganization

■	During 2003, Equant announced a change of its strategic focus to put additional resources into its integrated services businesses and, at the same time, it reorganized various internal support functions to make them more efficient.

■	For the year ended December 31, 2003, 80 people had been notified that they would be made redundant as a result of this process and Equant had accrued € 6 million in respect of these costs.

■	For the year ended December 31, 2003 restructuring costs related to Equant (expensed or accrued) charged to the France Telecom income statement totaled € 110 million.

For the years ended December 31, 2004, 2003, and 2002, under U.S. GAAP, restructuring costs related to Equant that were charged to the income statement totaled € 28 million, € 110 million, and € 39 million, respectively.

Equant – 2004 strategic reorganization

■	In the year ended December 31, 2004, 163 people had been notified that they would be made redundant and the Company had incurred € 28 million in respect of these costs.

Although management has not yet committed to any other plans, it is likely that there will be further strategic reorganizations in 2005.

Other – restructuring

■	For the year ended December 31, 2004, the other restructuring charges relate to employees termination benefits at Wanadoo and France Telecom SA, as well as property related costs consisting of leased property that is vacant. For the years ended December 31, 2004, 2003, and 2002, under U.S. GAAP, Other restructuring related that were charged to the income statement totaled € 106 million, € 50 million, and € 11 million, respectively.

The analysis of the restructuring provision under U.S. GAAP for the years ended December 31, 2004, 2003, and 2002 is set out in the table below:

(Euro millions)		Year ended December 31, 2003	Current year expense, net	Cash payments & Other settlements	Adjustments	Year ended December 31, 2004
Orange	Employee termination benefits	1	–	–	–	1

	Property reorganization costs	9	4	(10)	–	3

	Other	1	–	–	–	1

	Orange withdrawal from Sweden	11	4	(10)	–	5

	Employee termination benefits	21	20	(20)	(4)	17

	Property reorganization costs	61	20	(25)	–	56

	Other	8	5	(5)	(8)	—

	Orange Restructuring	90	45	(50)	(12)	73

	Subtotal Orange	101	49	(60)	(12)	78

Equant	Employee termination benefits	13	28	(44)	11	8

	Property reorganization costs	36	–	–	(2)	34

	Other	–	–	–	–	–

	Subtotal Equant	49	28	(44)	9	42

Other	Employee termination benefits	15	106	(76)	5	50

	Property reorganization costs	–	–	–	–	–

	Other	–	–	–	–	–

	Subtotal Other	15	106	(76)	5	50

TOTAL		165	183	(180)	2	170

(Euro millions)		Year ended December 31, 2002	Current year expense, net	Cash payments & Other settlements	Adjustments	Year ended December 31, 2003
Orange	Employee termination benefits	12	–	(11)	–	1

	Property reorganization costs	18	–	(9)	–	9

	Other	–	1	–	–	1

	Orange withdrawal from Sweden	30	1	(20)	–	11

	Employee termination benefits	41	30	(56)	6	21

	Property reorganization costs	57	24	(14)	(6)	61

	Other	8	7	–	(7)	8

	Orange Restructuring	106	61	(70)	(7)	90

	Subtotal Orange	136	62	(90)	(7)	101

Equant	Employee termination benefits	17	73	(75)	(2)	13

	Property reorganization costs	20	37	(16)	(5)	36

	Other	–	–	–	–	–

	Subtotal Equant	37	110	(91)	(7)	49

Other	Employee termination benefits	5	50	(46)	6	15

	Property reorganization costs	–	–	–	–	–

	Other	–	–	–	–	–

	Subtotal Other	5	50	(46)	6	15

TOTAL		178	222	(227)	(8)	165

(Euro millions)		January 1, 2002	Current year expense, net	Cash payments & Other settlements	Adjustments	Year ended December 31, 2002
Orange	Employee termination benefits	–	12	–	–	12

	Property reorganization costs	–	18	–	–	18

	Orange withdrawal from Sweden	–	30	–	–	30

	Employee termination benefits	32	32	(23)	–	41

	Property reorganization costs	–	58	–	(1)	57

	Other	10	(2)	–	–	8

	Orange Restructuring	42	88	(23)	(1)	106

	Subtotal Orange	42	118	(23)	(1)	136

Equant	Employee termination benefits	27	31	(38)	(2)	17

	Property reorganization costs	42	9	(25)	(5)	20

	Other	–	–	–	–	–

	Subtotal Equant	69	39	(63)	(7)	37

Other	Employee termination benefits	5	11	(11)	–	5

	Property reorganization costs	–	–	–	–	–

	Other	–	–	–	–	–

	Subtotal Other	5	11	(10)	—	5

TOTAL		116	168	(96)	(8)	178

For the years ended December 31, 2004, 2003 and 2002, restructuring charges consist of the following :

(millions of Euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Orange	(49)	(62)	(118)

Equant	(28)	(110)	(39)

Other	(106)	(50)	(11)

Subtotal U.S. GAAP	(183)	(222)	(168)

Write-off of assets	–	(99)	(216)

Sweden financial guarantee	(4)	–	(58)

Other reconciling entries	6	16	(98)

Restructuring costs under French GAAP	(181)	(305)	(540)

The primary classification differences between French GAAP (see Note 22) and U.S. GAAP related to restructuring costs are as follows:

■	TPSA is consolidated for French GAAP purposes, whereas France Telecom’s investment in TPSA is accounted for using the equity method under U.S. GAAP. As such, disclosure related to the TPSA restructuring have not been reflected in the table above.

■	As it relates to Equant, accrued costs regarding restructuring are included in the table above under U.S. GAAP, whereas the accrued costs related to integration costs and certain write-down of assets included in the French GAAP disclosure are not classified as restructuring costs under U.S. GAAP.

■	Accrued costs related to certain write-down of assets included in the French GAAP disclosure are not classified as restructuring costs under U.S. GAAP.

■	The Sweden financial guarantee is classified as a restructuring cost under French GAAP, whereas such guarantee is not classified as a restructuring cost under U.S. GAAP.

■	Under French GAAP, restructuring costs (including costs related to the TOP program) are classified as non-operating expenses. Under U.S. GAAP, all such restructuring costs are classified within operating income.

Pension plan disclosures

Pension Measurement Date

France Telecom sponsors the CFC, defined benefit pension plans, and other post-retirement benefit plans for its employees and retirees. The measurement date utilized for these plans was December 31, 2004.

CFC Benefits

In accordance with the Company’s policy, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years of service, may opt for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55. This amount of the indemnity progressively declines as the age, at which, they elect to retire approaches the normal retirement age.

Pension Benefits

France Telecom has defined benefit pension plans and defined contribution plans covering its employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation or a monthly retirement benefit amount. The expense recognized in connection with the defined contribution plans totaled €186 million in 2004.

France Telecom’s investments include a mix of equities and fixed income investments, which are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity and fixed-income investments. France Telecom’s asset allocations are determined on a plan by plan basis either by the insurer or the pension fund based on funding constraints specific to each plan and local market practice.

The following table reflects France Telecom’s pension plan asset allocations by asset category as of December 31, 2004:

Equity securities	65.9%
Debt securities	23.7%
Real estate	0.1%
Other	10.3%

Total	100.0%

The overall expected long-term rate of return on plan assets has been determined on a plan by plan basis by taking into account the expected rate of return on each category of assets within the portfolio. The expected rate of return on each category of assets within the portfolio is evaluated by considering inflation trends, long-term interest rates, and related risk premium studies. These factors are then combined and compared to the market consensus in determining the expected long-term rate of return assumption.

For pension plans with accumulated benefit obligations (ABO) that exceed plan assets, the benefit obligation, ABO and fair value of plan assets of those plans were €538.8 million, €468.2 million, and €156.4 million, respectively, as of December 31, 2004.

Other Postretirement Benefits

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, healthcare cover and various other benefits to retirees. France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees

Projected benefit payments for all three plans in aggregate as of December 31, 2004 are estimated as follows:

(millions of Euros)
2005	929
2006	965
2007	761
2008	603
2009	441
2010-2014	535

The following table contains the accumulated benefit obligation and reconciliation’s of the changes in the benefit obligation, the changes in the plan assets and the funded status of the plans as of December 31, 2004.

(millions of Euros)	CFC Plan	Pensions	Other post- employment benefits
Accumulated Benefit Obligation	3,370	452	–

Change in Benefit Obligation
Benefit obligation at January 1	4,157	492	177
Service cost	–	32	3
Interest cost	150	25	8
Employee contributions	–	6	–
Curtailments / settlements	–	(2)	(35)
Actuarial (gains) or losses	8	46	41
Benefits paid	(797)	(36)	(7)
Currency translation adjustment	–	(9)	–

Benefit obligation at December 31	3,518	554	187

Change in plan assets
Fair value of plan assets at January 1	–	148	–
Actual return on plan assets	–	12	–
Employer contributions	–	28	–
Employee contributions	–	6	–
Curtailments/ settlements	–	(1)	–
Benefits paid	–	(20)	–
Currency translation adjustment	–	(8)	–

Fair value of plan assets at December 31	–	165	–

Reconciliation of funded status
Funded status	(3,518)	(389)	(187)
Unrecognized actuarial (gains) and losses	235	76	40
Unrecognized prior service cost	–	55	(5)

Net amount recognized	(3,283)	(258)	(152)

Amounts recognized in the statement of financial position
Accrued liabilities	(3,370)	(328)	(152)
Intangible assets	–	51	–
Other comprehensive income	87	19	–

Net amount recognized	(3,283)	(258)	(152)

Weighted average assumptions
Discount rate at January 1	4.00%	5.17%	5.00%
Discount rate at December 31	3.75%	4.91%	4.50%
Expected return on plan assets	NA	6.34%	N/A
Rate of compensation increase	2.00%	2.85%	1.99%

The following table contains the components of net periodic benefit cost as of December 31, 2004.

(millions of Euros)	CFC Plan	Pensions	Other post- employment benefits
Components of net periodic benefit cost
Service cost	–	33	3
Interest cost	150	25	8
Expected return on plan assets	–	(10)	–
Amortization of actuarial (gains) or losses	275	2	(1)
Amortization of unrecognized prior service cost	–	6	–
Effects of settlements/curtailments	–	(1)	(36)

Net periodic benefit cost	425	55	(26)

Assets held for sale

As of December 31, 2004, France Telecom determined that Tower and certain other assets and disposal groups will be sold during the following year, and have met the criteria of SFAS 144 to be classified as held for sale. The sale of Tower took place in January 2005. Due to the classification of Tower and certain other assets as held for sale, € 1,425 million of assets and liabilities have been classified as held for sale on the consolidated balance sheet as of December 31, 2004.

As Tower has been classified as held for sale as of December 31, 2004, and the activities of Tower have been deemed to be a separate component of France Telecom with distinguished operational and financial activities, Tower does represent discontinued operations under U.S. GAAP. As such, the reconciliation of net income to U.S. GAAP and earnings per share amounts have reflected this classification for the current year and prior years.

Valuation allowances under French GAAP

Details of assets valuation allowances under French GAAP recorded during the past three years are as follows:

(millions of Euros)	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes(1)	Balance at end of period
Year ended December 31, 2002

Valuation allowances relating to:

Marketable securities	2	1	1	4

Trade accounts receivable	1,475	63	87	1,625

Inventories	213	(11)	(61)	141

Investment securities	6,433	2,785	(37)	9,181

Deferred tax assets	3,772	3,800	(70)	7,502

Other assets	1,093	768	130	1,991

Year ended December 31, 2003

Valuation allowances relating to:

Marketable securities	4	–	(1)	3

Trade accounts receivable	1,625	(263)	(37)	1,325

Inventories	141	3	(19)	125

Investment securities	9,181	(8,114)	(73)	994

Deferred tax assets	7,502	(1,781)		5,721

Other assets	1,991	(1,625)	3	368

Year ended December 31, 2004

Valuation allowances relating to:

Marketable securities	3	(3)	–	–

Trade accounts receivable	1,325	(172)	223 (2)	1,376

Inventories	125	(19)	(2)	104

Investment securities	994	(317)	–	677

Deferred tax assets	5,721	(466)	–	5,255

Other assets	368	(105)	(87)	176

(1)	Mainly includes translation adjustments and effect of acquisitions and divestitures.

(2)	Due mainly to the reconsolidation of certain securitization programs under French GAAP.

NOTE 33B - RECENT ACCOUNTING PRONOUNCEMENTS

EITF 04-01 – Accounting for Pre-existing Relationships between the Parties to a Business Combination

In September 2004, the EITF reached a final consensus on EITF Issue 04-01 Accounting for Pre-existing Relationships between the Parties to a Business Combination (“EITF 04-01”), that consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. The guidance was applicable for France Telecom for business combinations and goodwill impairment tests completed after October 13, 2004. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 153 - Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29

In December 2004, the Financial Accounting Standards Board issued SFAS 153, Exchanges of Non-Monetary Assets an Amendment of APB Opinion No. 29(“SFAS 153”). This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 123R - Share Based Payment

In December 2004, the Financial Accounting Standards Board released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (“SFAS 123R”). FAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. France Telecom plans to early adopt the provisions of SFAS 123R beginning January 1, 2005. France Telecom will transition to SFAS 123R using the modified prospective approach. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FIN 47- Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143

In March 2005, FASB Interpretation No. 47– Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143 (“FIN 47”), was released, which clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, (“FAS 143”). FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for France Telecom for the fiscal year ending December 31, 2005. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

NOTE 33 C - SUBSEQUENT EVENTS

Events which occurred between December 31, 2004 and February 9, 2005, the date the financial statements were presented to the board of directors, are mentioned in Note 31 of the Notes to The Consolidated Financial Statements. The main subsequent events having occurred since February 9, 2005 are as follows:

Increase of long-term debt rating by the rating agencies Standard & Poor’s and Moody’s

On February 10, 2005, Standard & Poor’s increased its long-term rating of France Telecom to A- with a positive outlook.

On February 24, 2005, Moody’s increased its long-term rating of France Telecom to Baa1 with a stable outlook.

Acquisition of all of Equant’s assets and liabilities

France Telecom announced on February 10, 2005 that it had signed a definitive agreement with Equant for the acquisition by France Telecom of all of the assets and liabilities of Equant, its 54.1% subsidiary specialized in global communications services for businesses, for a total aggregate consideration of €578 million for the portion not already held by France Telecom. The agreement’s final terms were approved at France Telecom’s Board of Directors meeting of February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for the Equant minority shareholders. At this meeting, the preliminary report from the college team comprised of one Dutch and one French legal expert was presented and confirmed, after carrying out the requisite due diligence, the conformity of the transaction with the corporate governance rules, applicable regulations (particularly securities regulations) and the corporate interests of France Telecom and Equant.

The transaction remains subject to certain conditions, including approval by Equant’s shareholders at an extraordinary general meeting to be held on May 24, 2005. On April 25, 2005, a shareholders’ circular for this general meeting was submitted to the Securities and Exchange Commission as a report on Form 6-K. France Telecom has agreed to vote at this shareholders’ meeting in favor of the transaction, which will require a simple majority for approval.

The asset sale is expected to be completed within the first six months of 2005 and the liquidation of Equant as soon as practicable thereafter, although the finalization of the liquidation will likely occur several months after the asset sale and the subsequent liquidating distribution. As promptly as practicable after the completion of the asset sale, the proceeds of the asset sale will be distributed to Equant shareholders.

The shares of Equant NV will subsequently be delisted from the Eurolist market of Euronext Paris and the New York Stock Exchange. After its liquidation, Equant will terminate the registration of its ordinary shares under the Exchange Act and suspend its reporting obligations thereunder.

France Telecom believes that this transaction, if completed, will provide it with the opportunity to accelerate the implementation of its integrated operator strategy in the business services market, and constitutes a long-term response to the structural challenges facing Equant as a stand-alone entity.

Sale of 8% of the capital in the PagesJaunes Group

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital, of PagesJaunes Group (that it held directly) to institutional investors through an accelerated placement for a price of €440.5 million, as a result of which France Telecom’s holding of PageJaunes Group was reduced to 54%. The settlement and delivery of these shares was completed on February 15, 2005.

Sale of cable activities

Further to the announcement of the transaction on December 22, 2004, on March 31, 2005 France Telecom, the CANAL+ Group and TDF completed the sale of their cable operations to a consortium comprising the fund manager Cinven and the cable operator Altice (see Note 28.2.2.2).

In connection with this transaction, France Telecom committed not to engage in the distribution of audiovisual programs through cable networks (excluding in particular ADSL) for a period of two years.

Orange’s launch of EDGE offer in France

On April 8, 2005, Orange announced a new step as part of the deployment of its mobile broadband telephone offer throughout France for all its customers with the launch of its EDGE network, which enables speeds of up to 200 Kbytes per second. Added to the existing Wi-Fi and 3G networks, Orange stated that EDGE now completed the national coverage to form the first fully integrated mobile broadband network in France.

Increased stake in Orange Romania

On April 14, 2005, France Telecom announced the signing of an agreement with a group of minority shareholders in Orange Romania to acquire their shares for a total cash consideration of US$ 523 million. Following the completion of the transaction, France Telecom’s stake in Orange Romania will increase from its current level of 73.27% to 96.63%.

MVNO agreement with Tele2

On April 14, 2005, Orange announced the signature of a Mobile Virtual Network Operator (MVNO) agreement with Tele2. This agreement provides for rates based on the “retail minus” principle and an operational and architecture model identical to the MVNO agreements already signed, as the Tele2 MVNO owns no network elements. Along with those already signed by Orange, it is expected to significantly increase wireless penetration in France, and stimulate a stronger, more dynamic market in line with the objectives of the public authorities, the French Telecommunications Regulatory Authority (ART), and the Conseil de la concurrence.

Sale of MobilCom shares

On May 2, 2005, France Telecom announced the sale of a 27.3% stake in MobilCom AG to Texas Pacific Group (TPG), a US private equity fund, for a total cash consideration of € 265 million. Following the sale France Telecom will continue to own 1% in MobilCom.

This transaction reflects the withdrawal of France Telecom from the German residential and mobile market and is a part of the Group’s regular portfolio review in view of its optimization.

Litigation

Competition law cases

On March 14, 2005, the French Competition Council (Conseil de la concurrence) decided to close its investigation into the substance of the case brought by Numéricâble concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting.

On April 12, 2005, the Paris Court of Appeal overruled the decision of the Conseil de la concurrence dated October 14, 2004 ordering France Telecom and SFR to pay fines of €18 million and €2 million, respectively, in connection with the complaint filed by the TENOR association of operators for restrictive practices on the B2B fixed-line-to-mobile communications market. France Telecom is therefore entitled to reimbursement of the fine paid to the French Treasury in December 2004.

Other Litigation

On February 22, 2005, the Arbitration Tribunal convened in 2002 in connection with proceedings brought under the France-Lebanon Treaty for mutual support and protection of investment, as well as under the UNCITRAL arbitration rules, notified its decision to the parties. The dispute before the Arbitration Tribunal related to the BOT contract (Build, Operate and Transfer) of FTML (66% of which is held by France Telecom) and in particular to its early termination in 2001 and the consequences of such termination. The Arbitration Tribunal accepted the main claims made by France Telecom, through its two subsidiaries FTML and FTMI, and awarded US$266 million to FTML in damages. In addition, the Arbitration Tribunal declared that it was competent to rule on the recovery mandate (“mandat de recouvrement”) issued by the Republic of Lebanon in April 2000 and ruled that FTML was not liable for the US$300 million claimed in this respect.

On March 29, 2005, the Court of Arbitration of the Polish Chamber of Commerce ruled that the minority shareholders of Wirtualna Polska were entitled to exercise ahead of term the put option granted by TP Internet on their shares in Wirtualna Polska. The total price to be paid for the shares by TP Internet is 221 million zloty. On April 26, 2005, TP Internet appealed before the Civil Court against such decision.

On April 22, 2005, MobilCom shareholders, at the request of certain minority shareholders, adopted a resolution at their shareholders’ meeting aimed at enforcing claims against France Telecom as a result of and in connection with MobilCom’s withdrawal from the UMTS business and France Telecom’s withdrawal from financing MobilCom, and the execution of the MC Settlement Agreement dated November 20, 2002. The shareholders’ meeting attempted to appoint a special representative to enforce such claims. In the event that this appointment is valid and enforceable, this representative will have six months from the date of the resolution to examine whether or not to file a lawsuit against France Telecom.

During the shareholders’ meeting, France Telecom (through its subsidiary ASP) objected to this resolution and, based on its analysis of the facts available, it intends to file a motion opposing the resolution in due course.

During the shareholders’ meeting, the management of Mobilcom cautioned the shareholders that acceptance of any resolution to enforce claims against France Telecom could be construed as a challenge of the enforceability of the MC Settlement Agreement, which was intended to settle various outstanding claims and protect France Telecom from further legal claims. Such an action could thus give France Telecom the right to renounce its own waiver of any claim for the reimbursement of the loans granted to MobilCom by the members of the banking syndicate and the equipment suppliers, which were repurchased by France Telecom at their nominal value pursuant to the MC Settlement Agreement and the shareholder loans that France Telecom granted to MobilCom. These loans amounted in total to approximately € 7 billion. France Telecom is prepared to take the actions described above in the event any such claim is brought against it.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 17, 2005

FRANCE TELECOM

By:	/s/ Michel Combes
Name: Michel Combes Title: Chief Financial Officer