Form 20-F
period 2005-12-31
FRANCE TELECOM /
filed 2006-05-22
CIK 1038143

As filed with the Securities and Exchange Commission on May 22, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 1-14712

FRANCE TELECOM

(Exact name of Registrant as specified in its charter)

Not applicable	6, place d’Alleray	French Republic
(Translation of Registrant’s	75505 Paris Cedex 15	(Jurisdiction of incorporation
name into English)	France	or organization)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share	New York Stock Exchange
Ordinary Shares, nominal value €4.00 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer ’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €4.00 per share: 2,603,059,797 at December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☐  Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

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

Unless otherwise stated, translations of Euros into U.S. dollars have been made at the rate of €0.8445 to $1.00 (or $1.1842 to €1.00), the noon buying rate in New York City for cable transferts in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on December 30, 2005. See Item 3. “Key Information – 3.2 Exchange Rate Information” for information regarding the U.S. dollar/Euro exchange rate since January 1, 2001.

Unless otherwise indicated, the financial information contained in this Form 20-F has been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union, which differs in certain significant respects from U.S. GAAP. See Note 38 to the consolidated financial statements included elsewhere in this Form 20-F for a description of the principal differences between IFRS and U.S. GAAP, as they relate to France Telecom and its consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

This Form 20-F contains certain information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in “Item 5. Operating and Financial Review and Prospects – 5.1.2.1 Principal Operating Data”. There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 18, including the Notes thereto.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the sections entitled 5.1.4 “Outlook: The NExT program and trends for 2006”. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

■	the success and market acceptance of the “NExT (New Experience in Telecommunications) Program” and other strategic initiatives based on the integrated operator business model, as well as operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

■	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

■	fluctuations in telecommunications usage levels, including the number of access lines, traffic and customer growth;

■	competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom’s ability to retain market share in the face of competition from existing and new market entrants;

■	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of legal proceedings related to regulation;

■	the impact of regulatory or competitive developments on capital outlays and France Telecom’s ability to achieve cost savings and realize productivity improvements;

■	the effect and outcome of the roll out of UMTS networks and their performance;

■	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services;

■	risks related to information and communication technology systems generally;

■	the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

■	the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

■	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

■	the availability, terms and deployment of capital, particularly in view of France Telecom’s debt refinancing needs;

■	exchange rates fluctuations;

■	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

■	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

■	other risks and uncertainties discussed in section 3.3 “Risk Factors” of this document.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

3.1 SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS for the years ended December 31, 2004 and 2005 and in accordance with French GAAP for the years ended December 31, 2001, 2002, 2003 and 2004. IFRS differ in certain significant respects from U.S. GAAP. See Note 38 to the consolidated financial statements for a discussion of the principal differences between IFRS and U.S. GAAP as they relate to France Telecom and a reconciliation of its net income and shareholders’ equity to U.S. GAAP.

The selected financial information presented below relating to the years ended December 31, 2004 and 2005, is extracted or derived from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés, for the years ended December 31, 2004 and 2005.

Periods prior to 2004 (except required U.S. GAAP information) are not presented as such financial information was prepared in accordance with French GAAP and, pursuant to SEC Release 33-8567, ‘‘First-Time Application of International Financial Reporting Standards,’’ is not required to be included because it is not comparable to the IFRS information provided below. See Note 37 to the consolidated financial statements for more information on the conversion from French GAAP to IFRS.

CONSOLIDATED STATEMENT OF INCOME

(millions of euros, except share data)	2005	2005	2004		2003	2002	2001
	$(2)
Amounts in accordance with IFRS
Net revenues	58,067	49,038	46,158		n.a	n.a	n.a
Gross operating margin	21,807	18,416	17,923		n.a	n.a	n.a
Operating income/(loss)	13,362	11,284	9,312		n.a	n.a	n.a
Finance costs, net	(3,974)	(3,356)	(3,625)		n.a	n.a	n.a
Net income attributable to equity holders of
France Telecom S.A.	6,760	5,709	3,017		n.a	n.a	n.a
Net income per share /(loss) - basic	2.70	2.28	1.23	(1)	n.a	n.a	n.a
Net income per share /(loss) - per share - diluted	2.70	2.20	1.22	(1)	n.a	n.a	n.a
Amounts in accordance with US GAAP
Net income (loss)	6,746	5,697	2,959		5,318	(33,556)	(19,278)
Earning (loss) per share / ADS (basic)(1)	2.70	2.28	1.21	(1)	2.71	(26.62)	(14.82)
Earning (loss) per share / ADS (diluted)(1)	2.59	2.19	1.19	(1)	2.56	(26.62)	(14.82)

CONSOLIDATED BALANCE SHEET

(millions of euros)	2005	2005	2004	2003	2002	2001
	$(2)
Amounts in accordance with IFRS
Intangible assets, net (3)	62,275	52,591	43,221	n.a	n.a	n.a
Property, plant and equipment, net	33,831	28,570	26,502	n.a	n.a	n.a
Total assets	129,485	109,350	98,963	n.a	n.a	n.a
Net financial debt	56,656	47,846	49,822	n.a	n.a	n.a
Equity attributable to equity holders of France
Telecom S.A.	29,437	24,860	14,451	n.a	n.a	n.a
Amounts in accordance with US GAAP
Shareholders’ equity (deficit)	15,572	13,150	4,029	(467)	(26,751)	11,411

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of euros)	2005	2005	2004	2003	2002	2001
	$(2)
Amounts in accordance with IFRS
Net cash provided by operating activities	15,837	13,374	12,697	n.a	n.a	n.a
Net cash used in investing activities	(13,827)	(11,677)	(5,591)	n.a	n.a	n.a
Purchases of property, plant and equipment and intangible assets	(7,273)	(6,142)	(5,141)	n.a	n.a	n.a
Net cash used in financing activities	(1,018)	(860)	(7,346)	n.a	n.a	n.a
Cash and cash equivalents at end of year	4,851	4,097	3,153	n.a	n.a	n.a
RATIOS
(millions of euros)	2005	2005	2004	2003	2002	2001
	$(2)
Dividend per share for the year	1.18	1.00	0.48	0.25	–	1.00
(1)	Earnings per share calculated on a comparable basis.
(2)	In millions. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 30, 2005 of €0.8445 to $1.00.
(3)	Includes goodwill and the other intangible assets.

OPERATIONAL DATA

	2005	2004	2003	2002
Number of fixed telephone lines (in millions)	49.2	49.6	49.3	49.5
Number of wireless customers of controlled entities (in millions)	84.3	62.7	56.2	49.9
Number of ADSL lines in France* (in millions)	9.4	6.3	3.3	1.4
Number of employees (workforce end of period, in thousands)	203,008	206,485	218,523	243,573
*	including unbundled lines and wholesale sales to third party ISPs

3.2 EXCHANGE RATE INFORMATION

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the

Consolidated Financial Statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Item 3. “Key Information – 3.3.3 Risk Factors Relating to the Financial Markets – France Telecom’s performance and cash flow are exposed to fluctuations in exchange rates”.

U.S. dollars per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2001	$0.8901	$0.8909	$0.9535	$0.8370
2002	$1.0485	$0.9495	$1.0485	$0.8594
2003	$1.2597	$1.1411	$1.2597	$1.0361
2004	$1.3538	$1.2478	$1.3625	$1.1801
2005	$1.1842	$1.2400	$1.3476	$1.1667
Monthly amounts
October 2005	$1.1995	$1.2022	$1.2148	$1.1914
November 2005	$1.1790	$1.1789	$1.2067	$1.1667
December 2005	$1.1842	$1.1861	$1.2041	$1.1699
January 2006	$1.2158	$1.2126	$1.2287	$1.1980
February 2006	$1.1925	$1.1940	$1.2197	$1.1860
March 2006	$1.2139	$1.2028	$1.2197	$1.1886
April 2006	$1.2624	$1.2273	$1.2624	$1.2091
May 2006 (through May 19, 2006)	$1.2750	$1.2748	$1.2888	$1.2607
(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5. “Operating and Financial Review and Prospects – 5.1.2 Business and Profitability of the Group”.

3.3 RISK FACTORS

In addition to the other information contained in this Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. These risks, or any one of them, could have an adverse effect on the business, financial condition or the results of operations of France Telecom. Moreover, additional risks not currently known to France Telecom, or risks that France Telecom currently deems immaterial, may have a similar adverse effect and investors could lose all or part of their investment.

The risks described below concern:

■	Risks related to France Telecom (see section 3.3.1);

■	Risks related to the telecommunications sector (see section 3.3.2);

■	Risks related to financial markets (see section 3.3.3);

Risks related to France Telecom, the telecommunications industry and financial markets are described below by category, in order of decreasing importance, according to France Telecom’s current assessment. The occurrence of new external or internal events may lead France Telecom to modify this order of importance in the future.

3.3.1 RISKS RELATED TO FRANCE TELECOM

France Telecom’s profitable growth strategy is based on establishing an integrated operator business model in connection with the NExT (New Experience in Telecommunications) program, which covers the period 2006-2008. If France Telecom failed to implement this integrated operator model in connection with the NExT program, or if it failed to integrate it completely, or if the development of integrated and convergent services failed to meet customer expectations, then the objectives of the NExT program may not be achieved, and the business, the financial position and the results of France Telecom would be adversely affected.

France Telecom’s strategy of profitable growth is based on the implementation of an integrated operator model. The core activities of this model are mobile and broadband activities, which form the basis of a multi-service offering. (See section 4.2 “Strategy”)

For the period 2006-2008, this strategy of the Group is now implemented as part of the NExT (New Experience in Telecommunications) program. This program, which was unveiled in June 2005, is a three-year transformation program designed to provide access by the Group’s customers to a universe of enriched and simplified services and to enable the Group to pursue its transformation into an integrated operator. The purpose of the NExT program is to make France Telecom the operator of reference for the new telecommunications services in Europe.

The success of this strategy and of the NExT program is contingent on the following: Relevance to customer expectations of the growth strategy for the integrated and convergent services offering;

-	The ability to develop, put in place and market innovative, integrated, “multi-network” and “multi-handset” services, shifting from a network access approach to a services access approach;

-	The ability to take full advantage of the services potential offered by Broadband, through constant innovation in terms of telecommunications services, customer services and network services;

-	The ability to make full use of the Group’s drivers of growth and efficiency: Research and Development and strategic partners; centralized strategic marketing; launching convergent offers;

-	The ability to implement the new brand policy, based on a simplification of the branding system and the use of a single brand name (Orange) for mobile, fixed broadband, television on ADSL, multi-services offers and the Enterprise market. This simplification may encounter reluctance on the part of the customers attached to the brands previously used;

-	The ability to pool the different networks, information systems, services platforms, shared services centers, and call centers by enhancing the integration of the Group in all areas;

-	The ability to carry out the accelerated transformation of the Group’s structures, operating procedures and cost structure, with savings on purchasing and network costs;

-	The ability to upgrade the Group’s skills, thanks in particular to the “ACT” (Anticipation and Skills for Transformation) program and to proceed, notably in France, with the hiring (6,000 new hires) and redundancies (22,000) planned.

If France Telecom failed to implement this integrated operator model in connection with the NExT program, or if it failed to implement it completely, or if the development of integrated and convergent services failed to meet customer expectations, then the objectives of the NExT program may not be achieved, and the business, the financial position and the results of France Telecom would be adversely affected.

In order to make the implementation of its integrated operator strategy fully effective, in 2004 and 2005, France Telecom acquired all the equity and assets of Orange, Wanadoo and Equant. If France Telecom failed to thoroughly integrate these entities and activities to implement the Group’s strategy, then its business, its financial performance and its results could be adversely affected.

In connection with its integrated operator strategy, in 2004 France Telecom bought the minority interests of Orange S.A. and Wanadoo S.A., and then merged Wanadoo S.A. and Wanadoo France, whose main business was that of Internet access provider, with France Telecom S.A. in September 2004. In May 2005, France Telecom also acquired all Equant’s assets and liabilities.

France Telecom’s success in fully integrating these entities and activities is a key factor in the success of its integrated operator strategy, especially in key areas such as:

-	strategic marketing,

-	the development of new services, especially convergent offers,

-	brand policy,

-	pooling of networks, information systems, services platforms, and,

-	centralized purchasing.

Owing to its broad geographic coverage, the full integration of Equant could entail special problems regarding the running of the business and the application of the Group’s rules and procedures.

If France Telecom failed to thoroughly integrate these entities and activities (Orange, Wanadoo, and Equant) perfectly to implement the Group’s strategy, its activities, financial performance and results could be adversely affected.

France Telecom may not succeed, in whole or in part in integrating the companies that it has acquired into the Group or in achieving the planned synergies.

In November 2005, France Telecom acquired nearly 80% of the mobile operator Amena in Spain for 6.4 billion euros. This deal paves the way for a top-ranking operator to be established in Spain with the merger of the third largest mobile operator and the second largest ADSL operator. In addition, France Telecom aims to achieve synergies of more than 1.1 billion euros in current value with a positive impact on net cash flows of around 130 million euros per year from 2008 on.

In January 2005, France Telecom acquired the remainder of the stock in Polish operator TP S.A. held by its partner Kulczyk. Since that date, France Telecom has held directly 47.5% of the equity and the voting rights of TP S.A. As part of its strategy, France Telecom continues to consolidate TP Group and to have its standards, controls and procedures applied, while complying with the governance rules applicable to TP S.A. In particular, in 2005, TP Group adopted the Orange brand for its mobile activities.

Amena and TP Group are strategic assets for the Group. Successfully consolidating Amena and achieving the synergies planned, as well as the continued consolidation of TP Group, are therefore major challenges for the success of the NExT program.

In the process of consolidating the companies acquired and realizing the anticipated synergies, France Telecom could, however, in the case of Amena, TP Group or other companies acquired by it:

■	have difficulty integrating the operations and personnel of the acquired entities;

■	fail to successfully incorporate networks or acquired technology into its network and product offerings;

■	fail to implement in those companies the marketing strategy and brand policy set under the NExT program.;

■	fail to generate the anticipated synergies;

■	fail to maintain uniform standards, controls, procedures and policies; or

■	fail to maintain satisfactory relations with the employees of the acquired entities as a result of changes in management and ownership.

Any major difficulties related to the consolidation of Equant or the TP Group or other businesses acquired by France Telecom could have an adverse effect on its business, financial position and results.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not hold a controlling interest.

In some of the Group’s activities, France Telecom has an interest that does not give it control.

Under the documents or agreements governing certain of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of dividend distributions require the agreement of France Telecom’s partners, and in some cases, decisions regarding these matters may be made without France Telecom’s approval. For example, after the problems encountered with MobilCom, 28.3% of whose equity was held by France Telecom, the Group had to depreciate fully its investment in MobilCom in 2002.

Such risks may involve the following companies specifically, in which France Telecom shares control with another shareholder: ECMS (Mobinil), a subsidiary of Orange in Egypt, which is consolidated at 71.25%, as well as operators in Mauritius (Mauritius Telecom) and Jordan (JTC), in both of which France Telecom has a 40% controlling interest. In addition, France Telecom owns a minority interest in telecommunications companies in Europe such as ONE (17.5%, Austria, mobile business) and Sonaecom (23.7%, Portugal, mobile, fixed and Internet). Lastly, when it divested from Eutelsat, France Telecom owned 20% of the equity in Bluebird Participations on December 31, 2005.

The occurrence of the risks relating to certain subsidiaries and joint ventures in which France Telecom shares control or does not hold a controlling interest, the main examples of which have been mentioned above, could have an impact on France Telecom’s ability to pursue its stated strategies with respect to those entities or have a material adverse effect on its financial results or financial position.

France Telecom is involved in inquiries, legal proceedings and disputes with regulatory authorities, competitors and/or other parties. Developments in or the outcome of some or all of these proceedings could have a significant impact on its results or its financial position.

France Telecom’s position as the main operator and provider of networks and telecommunications services in France and one of the leading telecommunications operators worldwide, attracts the attention of competitors and French as well as European competition authorities. In addition, France Telecom is frequently involved in legal proceedings with its competitors due to its preeminent position in their market. For proceedings before the competition authorities, the maximum amount of the fines prescribed by law is 10% of the consolidated revenues of the responsible company. In 2005, the competition authorities imposed on France Telecom two fines of €40 million and €80 million for unfair trade practices and abuse of dominant position and a fine of €256 million for collusion. These three decisions are now being appealed. The main proceedings in which France Telecom is involved are described in Note 33 “Litigation and claims” of the Notes to the Consolidated Financial Statements. Developments in or the outcome of some or all of the proceedings underway could have a significant impact on its results or its financial position.

France Telecom’s technical infrastructure is vulnerable to damage or interruptions caused by floods, storms, fires, power outages, war, acts of terrorism, intentional misdeeds and other similar events. Technical network and information technology system failures may result in reduced user traffic, reduced revenues and harm to France Telecom’s reputation.

A natural catastrophe, like the December 1999 storms, which disrupted service in France in early 2000, and other unexpected occurrences affecting its facilities or any other damage or failure of its networks may lead to service disruptions. In 2000, such damage amounted to approximately 150 million euros. In certain circumstances, France Telecom has no insurance for damage to its aerial lines in certain conditions and must finance this damage itself. Information technology system (hardware or software) failures, human error or computer viruses could also affect the quality of its services and cause temporary service interruptions. Currently, there is an increased risk of failure of the information system due to the acceleration of the implementation of new services or new applications relating to invoicing and customer relations management. In particular, incidents may occur during the course of installing new applications or new software. While the risk cannot be quantified, such events could result in customer dissatisfaction and reduced traffic and revenues for France Telecom.

France Telecom recorded significant goodwill following the acquisitions it made between 1999 and 2002. Impairment of this goodwill liable to have a material adverse effect on France Telecom’s results may be recorded in the accounts.

France Telecom has recorded significant goodwill in connection with its acquisitions since 1999, particularly for the acquisitions of Orange, Equant and TP Group. Goodwill amounted to approximately €33.7 billion at December 31, 2005.

Pursuant to IFRS, the current value of the goodwill is reassessed annually and, when events and circumstances indicate that a decrease in value may occur, France Telecom impairs this goodwill, particularly in the case of events and circumstances which involve lasting material adverse changes affecting the economic environment or affecting the assumptions and objectives used at the time of the acquisition. For example, France Telecom impaired its investments in Equant and in some subsidiaries of Orange and Wanadoo in 2002, 2003 and 2004. France Telecom cannot guarantee that new events or adverse circumstances will not occur that would cause France Telecom to review the current value of its goodwill and to record significant new impairments which could have a material adverse effect on France Telecom’s results.

In addition, in reviewing the current value of goodwill, France Telecom conducts impairment tests on groups of cash-generating units, i.e. at the level at which the Group receives the return on investment in goodwill. These groups of cash-generating units, which correspond either to business activities or to countries, are liable to be modified based on changes in the Group’s structure. Furthermore, with the possibility that new rules will be adopted for a definition of business segments, the Group may have to modify the groups currently defined. Such changes would have an impact on the results of impairment tests and therefore on the impairments recorded.

For more information on impairment of goodwill, see section 5.2.2.4 “Impairment of goodwill”.

The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in those countries.

France Telecom has made investments in telecommunications companies in countries in Eastern Europe, the Middle East, Asia and Africa. These companies contribute significantly to the growth of the Group. The political, economic and legal systems of the countries in these regions of the world may evolve in an unpredictable manner, as was the case in Ivory Coast. Furthermore, some changes planned, which should have a positive or stabilizing influence on France Telecom’s business and results, such as the adoption of the euro by Poland and Slovakia and Romania’s entry into the European Union, could be delayed. Such political or economic changes and some legislative changes could harm the business of the companies in which France Telecom has invested. This could affect the value of those investments or France Telecom’s results.

If France Telecom failed to meet the commitments made under its UMTS licenses, its licenses could be withdrawn or it could be charged penalties, which would have an adverse effect on its business, its results or its financial position.

Under the terms of its UMTS licenses, France Telecom has agreed to make significant investments in its networks in order to be able to offer new products and services. In addition, if France Telecom were unable to meet those commitments or have them changed, the licenses could be revoked and France Telecom could in certain cases be liable for damages to the State that awarded the license, or to its partners in UMTS development in these countries, as well as to its creditors or its suppliers. All of these risks could have a material adverse impact on France Telecom’s financial position and results.

France Telecom’s debt rating in 2001 and 2002 was downgraded by rating agencies, affecting the cost of its debt. Despite the fact that the rating was upgraded from 2003 to 2005, the lowering of the debt rating may limit France Telecom’s borrowing capacity and raise the cost of its access to the capital markets.

In 2001 and 2002, the rating agencies evaluating France Telecom’s debt lowered their ratings on its short and long-term debt owing to their doubts concerning the ability of France Telecom to implement its debt reduction policy.

As a large part of the debt has step-ups, i.e. coupon or margin revision clauses in the event of a change in France Telecom’s rating, the downgrading of the France Telecom rating resulted in an increase in bond coupons. The downgrading of France Telecom’s rating in 2002 increased its interest expense by around €40 million in 2002 and €164 million in 2003.

Furthermore, France Telecom S.A.’s securitization programs require, where applicable, a rating above BB-. In the event of a ratings downgrade, certain derivative contracts and certain contracts related to cross-transactions for leases with third parties may be terminated or may require cash collateral to be given. France Telecom has already been required to give additional security cash collateral for certain of these contracts.

After the “Ambition FT 2005” Plan was launched in 2002 and successfully implemented, the rating agencies raised France Telecom’s debt rating from 2003. At March 1, 2006, the long-term debt ratings were A- with a positive outlook, A3 with a stable outlook and A- with a stable outlook by Standard & Poor’s Rating Services (“S&P’s”), Moody’s Investor Service (“Moody’s”) and Fitch Ibca, respectively.

Activating the step-downs following the successive improvements in ratings from 2003 to 2005 resulted in a reduction in 2004 interest expense of around 61 million euros compared with 2003 and a reduction in 2005 interest expense of around 73 million euros compared with 2004.

France Telecom cannot guarantee that its credit risk will not be downgraded again by the rating agencies, particularly in the event that the NExT program does not produce the anticipated results or in the event that France Telecom fails to reduce its debt. In addition, factors outside France Telecom’s control, including factors relating to the telecommunications industry or specific countries or regions in which it operates, may affect the rating agencies’ assessment of France Telecom’s credit profile.

For information purposes, France Telecom believes that a decrease of one notch in its long-term debt rating by S&P’s and Moody’s would automatically increase its annual interest expense by approximately 38 million euros, based on its current level of indebtedness, and would also adversely affect its ability to access, and the conditions of access to, the financial markets.

France Telecom applied the new IFRS accounting standards in 2005, which forced it in some cases to take positions to apply in the absence of specific information from the standardization agencies.

In June 2002, the European Union adopted new regulations requiring all listed companies, including France Telecom, to apply IFRS (International Financial Reporting Standards) to their accounts starting on January 1, 2005. In some cases, in the absence of specific information from the standardization agencies, France Telecom had to take positions, which are mentioned in Note 2 to the consolidated financial statements. France Telecom cannot guarantee that those positions will be confirmed by those standardization agencies, or, as the case may be, by market authorities. In addition, the comparability of France Telecom’s accounts with those of other companies may be affected by the accounting options or methods adopted by each company as part of the first application of IFRS.

Environmental risks

France Telecom believes that its activities as a telecommunications operator present no major risks for the environment. In fact, the operations of France Telecom do not use any production process that seriously threatens scarce or non-renewable resources, natural resources (water, air), or biodiversity (see “section 4.13 “Environmental policy”).

However, France Telecom uses some facilities, products or substances that are liable to pose a danger or disadvantage for the environment. The corresponding risks have led to the adoption of prevention programs.

Generally, France Telecom applies the accounting rules relating to environmental liabilities and in particular those concerning provisions for regeneration and dismantling of sites, in accordance with current legislation and regulations. However, France Telecom cannot exclude the possibility of a change in legislation or regulations that would require it to incur additional expenditure and to set aside larger provisions in this respect.

3.3.2 RISKS RELATED TO THE TELECOMMUNICATIONS SECTOR

The thorough transformation of the telecommunications sector is gathering pace, which could make existing technology obsolete. A deficiency in France Telecom’s appropriate response to technological advancement could lead to the loss of customers or market share in the sectors in which France Telecom operates and could have an adverse impact on its revenues and financial results.

The telecommunications industry has undergone profound changes in the past few years, and France Telecom believes these changes are occurring at a faster pace, particularly with the development of Voice over IP. If France Telecom fails to rapidly adapt, at a reasonable cost, its structure, business, networks and technologies (including the technologies acquired from third parties thanks to patents and licenses), and its services to respond to the developments of the telecommunications industry and to the expectations of its customers, it may be unable to compete effectively and its business activities, financial condition and results may suffer. Furthermore, the new technologies that France Telecom chooses to develop may engender significant costs and may turn out not to be as successful as anticipated. Therefore, France Telecom could lose customers or market share or be required to incur substantial costs to keep its customers.

The intense competition in the telecommunications industry in Europe may strain France Telecom’s resources.

France Telecom faces intense competition in all areas of its business. For further information regarding competition within each of the business segments in which the France Telecom Group operates, see section 4.6 “Competition”.

In the mobile telecommunications business, France Telecom faces intense competition in all of its principal markets (particularly in France and the United Kingdom) from existing and new market participants. France Telecom’s position in comparison with its competitors is mainly dependent upon rates, quality of service, variety of services offered, adaptation to customers’ needs and the nature of innovation. In addition, in certain countries, and particularly in France and the United Kingdom, France Telecom must compete with new virtual mobile network operators entering the market that offer mobile communications services on third-party networks. Although competition based on handset subsidies has diminished in France and the United Kingdom, competition based on rates, subscription options offered, coverage and service quality remains intense. As these markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention, which could lead to higher expenses for customer loyalty initiatives. Mobile call prices have dropped in the past few years and may continue to fall on the main markets in which France Telecom does business, especially due to decisions by national regulatory authorities on lower call termination prices.

In the French market for fixed telephony services, France Telecom is facing competition which has resulted in a massive lowering of rates, as well as a reduction in its market share. Recent changes in regulations, such as the unbundling of the local loop, the pre-selection of operators, and the portability of numbers, have made it easier for customers to use the services offered by rival operators. Furthermore, France Telecom expects a further decrease of its market share and continued rate decreases in the fixed-line sector in France, where it currently enjoys the greatest market share. In addition, according to France Telecom, an increasing proportion of calls that would previously have been made over the fixed-line network are now being made on mobile telephones (“fixed-mobile” substitution). Similarly, telephone calls which had been carried via the switched telephone network will increasingly be carried via the Internet (“Voice over IP”). The arrival on the electronic communications market of Internet market players such as Yahoo, Google, MSN, and Skype is contributing to this trend. Similar changes are being observed in Poland, which affect TP Group. France Telecom also faces competition in the market for Internet and multimedia services, particularly in France. In the Internet access provider market, the sharp growth of broadband has fostered more competition. This is resulting in pressure to lower prices, which may be influenced by regulations, especially in France.

In the enterprise communication services market, France Telecom faces intense competition. The success of the France Telecom group in this market will depend on its ability to compete with the other large telecommunications operators, IP and data specialists, and new arrivals in this market, including operators from competing networks and Internet service providers or other high value-added services. France Telecom believes that the number of competitors, the vertical and horizontal concentration of this activity, the pressure on rates and the competition in terms of market share could increase in the future.

PagesJaunes faces competition in the printed directories sector from publishers that offer regional directories in France, while the market for online directories remains highly competitive with many market participants.

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

If the growth in revenues from mobile telephony and the Internet slows down, and if revenues from fixed-line calls continue to fall, France Telecom’s revenues may fail to increase or may even drop, which would harm its profitability.

In recent years, the growth in France Telecom’s revenues, on a like-for-like basis, has been due in a large part to the rapid expansion in its Internet and mobile communications businesses, in line with growth in the Internet and mobile markets in Europe.

If these markets do not continue to expand, particularly in France, Poland, the United Kingdom and Spain, France Telecom’s revenue may not grow or may even decrease, which in turn could affect its financial condition and results, in particular if the revenues of the fixed-line services were to continue to decrease.

For more information on changes in France Telecom’s revenue and its components in 2005, see section 5.2.1.1 “Revenues”.

France Telecom continues to do business in highly regulated markets, where it has reduced maneuverability to manage its activities, and where it is experiencing increased regulatory pressure.

France Telecom must comply with a whole series of regulatory requirements relating to the supply of its products and services, and with oversight by regulatory authorities, which are responsible for making certain that effective competition is maintained on the electronic communications markets. Furthermore, France Telecom faces a number of regulatory constraints as a result of its dominant position in the fixed-line telecommunications market in France and Poland, including certain obligations that lead to significant costs. For example, France Telecom is required to provide interconnection services to other operators under terms that must be approved by the regulatory authority, to provide local loop access at prices approved by the regulatory authority, and to have its rates for fixed-line voice telephony services approved by the regulatory authority prior to implementation. France Telecom believes that, in general, it fulfills the requirements imposed by the applicable regulations, but it cannot predict any assessments that may be made by regulatory or judicial authorities, which could be asked to review or which have already been asked to review France Telecom’s compliance.

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

Furthermore, in the European Union, the national laws enacted pursuant to EU directives provide for the national regulatory authorities to draw up a list of relevant markets for which they will perform market analyses. After analyzing the markets, the national regulatory authorities will be entitled to impose remedies on operators that exert significant market power. In relation to wholesale markets, such remedies may include publication of a standard offer, access to network components and related resources, and accounting separation for certain interconnection or access activities. With regard to retail prices, the national regulatory authorities will be able to prohibit bundling considered to be unreasonable, impose prices reflecting costs, or strictly oppose the implementation of a rate. Therefore, the regulator possesses tools that could enable it to increase the burden of regulatory constraints on France Telecom. Owing to their position in some markets, France Telecom S.A. in France and TP Group in Poland are particularly likely to be affected by greater regulatory pressure.

In France, ARCEP is endowed with oversight and sanction powers in that it may conduct targeted on-site investigations in connection with its missions and can issue injunctions without prior notice.

Overall, the regulatory, investigative and sanctioning powers allocated to national regulatory authorities have been strengthened, which may have a material adverse impact on France Telecom’s business and results.

Furthermore, licenses are required in most countries to provide telecommunications services and operate networks. These licenses frequently impose requirements regarding the way the operator conducts its business, including, in particular, minimum service requirements, roll-out completion deadlines, and network quality and coverage. Non-compliance with these obligations could result in fines and other sanctions up to and including the withdrawal of licenses awarded.

For further information regarding regulations, see section 4.7 “Regulations”.

Alleged health risks in relation to mobile communications devices could lead to decreased mobile communications usage or increased difficulty in obtaining sites for radio bases or litigation, which may have adverse effects on the financial results of France Telecom.

In some countries in which France Telecom conducts its mobile telephony business, concerns have been expressed in recent years as to the possible health risks to humans caused by exposure to radio-frequency emissions or electromagnetic fields emitted by mobile telephones and mobile transmission sites, at exposure levels lower than the existing permitted thresholds. These concerns have been relayed by opinion campaigns but at present they do not reflect the opinion of the experts in the countries in which France Telecom does business.

While to date France Telecom is not aware of any health risks associated with mobile telephony, potential health risks or risks perceived by the public may have a material adverse effect on France Telecom’s results or financial position through a reduction in the number of customers, reduced usage per customer, a slowdown in the deployment of transmission sites, exposure to potential litigation or other reasons, including acts of vandalism at transmission sites. In the event that future evidence is considered to show that health risks do exist, the use of mobile phones could be subject to regulations which, for example, could limit emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on France Telecom’s operations and performance.

In April 2003, the Agence Française de Sécurité Sanitaire Environnementale (the “AFSSE”) issued an opinion on mobile telephony. That opinion indicated that there was no demonstrable risk involved in living near to a base station, and that there was no cause to invoke the “principle of precaution” (principe de précaution) in such respect. With regard to the use of mobile telephones, the AFSSE considered that the “principle of precaution” should be applied and again recommended that research be continued, taking into account the existing doubts regarding the biological studies. In October 2003, the French Health Ministry required mobile network operators to provide their customers with recommendations on the use of mobile telephones and information on the existing uncertainties relating to potential health risks. In April 2004, Orange France signed, together with other mobile operators and the Association of Mayors of France, a “Guide des bonnes pratiques” (good practice guide) for the installation of transmitter sites. In May 2005, AFSSE reviewed and updated its position based on the progress of worldwide scientific research. This position reinforces the opinions expressed in 2003, described above.

The effect of mobile telephony on children is a recurring issue in some countries where Orange operates. In a statement issued in July 2005, the World Health Organization (WHO) confirmed its position that in fact there are no harmful effects on health due to radio frequencies below the thresholds defined in 1998 by the International Commission for Protection from Non-ionizing Radiation. These thresholds include a safety margin for the protection of the public, including children.

Scientific research findings on these issues should be published in 2006. France Telecom cannot be certain that these publications or that medical research in general, will dismiss any link between radio frequency emissions and health risks. If such a link were discovered, it could have an adverse impact on France Telecom’s business and performance.

3.3.3 RISKS RELATED TO FINANCIAL MARKETS

France Telecom’s performance and cash flow are exposed to fluctuations in exchange rates.

■	A significant portion of France Telecom’s revenues and expenses are accounted for in currencies other than the euro. The main currencies for which France Telecom is exposed to a significant foreign exchange risk are the British pound, the Polish zloty and the US dollar. Fluctuations in the average exchange rate of a particular currency from one period to another can have a marked effect on revenues as well as expenses in that currency, which could significantly affect France Telecom’s results. For example, based on 2005 data, the theoretical effect of a 10% depreciation against the euro of all the currencies in which the Group’s subsidiaries do business would have meant a 3.2% reduction in consolidated revenues and a 2.7% reduction in the gross operating margin.

■	In addition, France Telecom manages the exchange risk of commercial transactions (involved in operations) and financial transactions (involved in borrowing) under the conditions set out in Note 24 to the consolidated financial statements “Exposure to market risks and financial instruments: management of currency risks”. The currency risk on commercial transactions is limited since France Telecom’s activities around the world are conducted by subsidiaries that for the most part operate in their own country. France Telecom usually hedges the exchange risk on loan issues. However, since borrowing is not hedged in its entirety, France Telecom is exposed to an exchange risk on financial transactions in the event of a fall in the value of the euro against other currencies, especially the dollar, the zloty, the pound sterling and the Swiss franc. A fall of 10% in the value of the euro against all the other currencies would result in an exchange loss of an estimated 57 million euros for all the entities of the Group bearing the main exchange risks (France Telecom S.A., Orange and TP Group).

Generally, France Telecom enters into derivative instruments to hedge underlying exposures to changes in exchange rates, but France Telecom cannot guarantee that these derivative transactions will effectively or totally hedge its risks. To the extent that France Telecom has not entered into any derivative instruments to hedge some of that risk, or if its strategy of using such instruments does not succeed, France Telecom’s cash flow and results could be adversely affected.

■	For the purposes of consolidation, the assets and liabilities of the foreign subsidiaries are converted to euros at the year-end exchange rate. This conversion, which does not affect the income statement, has an impact on consolidated balance sheet items, assets and liabilities, against the lines for shareholders’ equity currency translation differences, for amounts that may be significant.

In this respect, the following table presents the amount of net assets before and after factoring in net financial debt, with a breakdown by currency, in million euros at December 31, 2005 (unaudited data).

Breakdown of assets, liabilities and net assets by currency
At December 31, 2005 (in million euros)	EUR	GBP	PLN	USD	CHF	Other currencies	Total non- euro currencies	Total
Assets per currency(1)	43,926	19,029	6,880	2,199	1,819	2,430	32,357	76,283

Liabilities per currency(2)	39,305	5,775	2,894	(61)	386	(453)	8,541	47,846

Net assets per currency	4,621	13,254	3,986	2,260	1,433	2,883	23,816	28,437
(1)	The figure for assets per currency represents the net assets for each currency excluding components contributing to net financial debt.

(2)	The figure for liabilities per currency represents the net financial debt contributed by each currency, as presented in Note 19.5 to the consolidated financial statements.

EUR refers to the euro, GBP pound sterling, PLN the Polish zloty, USD the US dollar, and CHF the Swiss franc.

The figure for assets per currency (net assets excluding components contributing to net financial debt) in currencies other than the euro, primarily pound sterling and the zloty, came to 32.4 billion euros at December 31, 2005, representing 42% of net assets excluding debt. A 10% depreciation of all currencies other than the euro would have resulted in a 3.2 billion euro reduction in net assets excluding debt, down 4.2%.

The figure for liabilities per currency at December 31, 2005 represents the net financial debt contributed by each currency after management, in other words after factoring in any derivative instruments put in place, as presented in Note 19.5 to the consolidated financial statements. For currencies other than the euro, this primarily concerns the pound sterling and the zloty. On this date, it came to 8.5 billion euros, representing 18% of net financial debt. A 10% appreciation in relation to the euro for all currencies other than the euro would have resulted in a 0.9 billion euro increase in net financial debt recorded on the balance sheet, up 1.8%.

The figure for net assets in currencies other than the euro came to 23.8 billion euros at December 31, 2005. A 10% depreciation of all of these currencies in relation to the euro would have resulted in, due to the conversion of currencies into euros, without any impact on the income statement or cash flow, a 2.4 billion euro reduction in net assets, down 8.2%.

France Telecom’s business may be affected by fluctuations in the financial markets, including changes in interest rates.

In the ordinary course of its business, France Telecom is exposed to trends in the financial markets, especially changes in interest rates. Where appropriate, France Telecom enters into derivative instruments to hedge underlying exposures to changes in interest rates, but France Telecom cannot guarantee that such derivatives transactions will effectively or completely hedge such risk. To the extent that France Telecom has not entered into any derivative instruments to hedge some of that risk, or if its strategy of using such instruments does not succeed, France Telecom’s cash flow and results of operations could be adversely affected.

Managing interest rate risk and analyzing the sensitivity of the Group’s position to changes in interest rates are described in Note 24.1 to the consolidated financial statements “Exposure to market risks and financial instruments: management of currency risks”.

There are risks relating to the volatility of France Telecom’s share price.

France Telecom S.A.’s share price may fluctuate due to a large number of factors, including:

■	a change in France Telecom’s credit rating, or level of indebtedness or sales of assets;

■	changes in financial analysts’ recommendations regarding France Telecom;

■	changes in analysts’ forecasts regarding the sector in which France Telecom operates;

■	an announcement by France Telecom or one of its competitors regarding strategic partnerships, financial results, changes in capital structure or other important changes in activity;

■	the recruitment or departure of key employees; and

■	general stock market fluctuations.

France Telecom did not own any of its own shares at December 31, 2004. It did not own any at December 31, 2005.

In addition, the share prices of France Telecom’s listed subsidiaries, particularly TP S.A., PagesJaunes and Mobistar may fluctuate. This could negatively impact France Telecom’s financial position or its share price.

Future sales by the French State of its shares in France Telecom may impact France Telecom’s share price.

At December 31, 2005, the French State held, directly or indirectly through the ERAP, 32.45% of the share capital of France Telecom (see section 7.1.2 “Direct or indirect control over France Telecom”). If the French State decides to further reduce its shareholding in France Telecom, such a sale by the French State, or even the perception that such a sale is imminent, could have an adverse impact on France Telecom’s share price.

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

Item 4. INFORMATION ON FRANCE TELECOM

4.1 HISTORY AND DEVELOPMENT

4.1.1 LEGAL NAME AND COMMERCIAL NAME

“France Telecom”

4.1.2 REGISTRATION LOCATION AND NUMBER

Trade Register No. 380 129 866 R.C.S. Paris

APE Code: 642 C

4.1.3 DATE OF INCORPORATION AND DURATION

France Telecom S.A. was incorporated as a French société anonyme on December 31, 1996 for a term of 99 years from that date. Barring early liquidation or extension, the Company will expire on December 31, 2095.

4.1.4 REGISTERED OFFICE, LEGAL FORM AND GOVERNING LAW

6, place d’Alleray, 75015 Paris

Telephone: +33-1 44 44 22 22

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

The transfer from the public sector to the private sector of France Telecom, authorized by decree No. 2004-387 of May 3, 2004 issued pursuant to French law No. 2003-1365 of December 31, 2003, took place on September 7, 2004 following the sale by the French state of 10.85% of France Telecom share capital.

The regulations applicable to France Telecom as an operator are set forth in section 4.7 “Regulations”.

4.1.5 IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY’S BUSINESS

France Telecom has been listed on the Euronext Paris Eurolist Market and on the New York Stock Exchange since October 1997, the date on which the French State sold 25% of the shares it held to the public and to France Telecom employees. At December 31, 2005, the State held, directly or indirectly, 32.45% of the capital of France Telecom.

In recent years, France Telecom’s business and the regulatory and competitive environments in which it operated have experienced significant changes that have affected the composition of its revenues, its businesses and its internal organization. All segments of the telecommunications sector in France have been opened up to competition since January 1, 1998 (with the exception of local communications, which were opened up to competition on January 1, 2002), while previously France Telecom held a monopoly on the provision of fixed telephony services. In addition, competition has evolved in keeping with decisions adopted by the Electronic and Postal Communications Regulation Authority (Autorité de régulation des communications électroniques et des postes, “ARCEP”).

In this context of deregulation and increased competition, from 1999-2002 France Telecom pursued a strategy of developing new services and accelerated its international development through external growth. By pursuing this strategy, France Telecom extended its activities towards new services, such as mobile telephony, the Internet, and data transmissions services in France and internationally. In this context, France Telecom has made numerous strategic investments (acquisitions, minority investments, UMTS licenses). In particular, it acquired Orange plc. in 2000, Global One and Equant in 2000 and 2001, acquired interests in NTL between 1999 and 2001, in the Polish operator TP S.A. in 2000 and 2001, and in MobilCom in 2000, as well as the acquisition of UMTS licenses in different European countries.

For the most part, these strategic investments were unable to be financed by share issues. This led to a significant increase in the Group’s debt and to a downgrading of the rating assigned to France Telecom’s debt by rating agencies.

Mr. Thierry Breton, appointed to head up France Telecom in October 2002, immediately commissioned a team of experts to perform a complete review of the Group’s activity and financial situation (the “State of France Telecom” audit) (Mission Etat des lieux)). Taking into account the results of these inventories, in December 2002 France Telecom launched the “Ambition FT 2005” plan, in order to fundamentally transform the Group, over the period from 2003-2005, based on three major priorities:

■	The “TOP” operational improvement program;

■	The strengthening of the Group’s financial structure;

■	A strategy focused on customer satisfaction and integrated operational management of the Group’s assets.

See section 4.2.1 “From the “Ambition FT 2005” plan to the “NExT” program” below.

The launching of the “Ambition FT 2005” plan in late 2002, the success of the parts of this plan involving the refinancing of the Group’s debt and the strengthening of equity, and the good results of the “TOP” operational improvement plan obtained by 2003 allowed the Group to reduce the financial pressure, pursue significant debt reduction, and devote itself fully to developing its strategy as an integrated global operator in anticipation of the changes in the telecommunications industry.

This integrated operator strategy materialized at the end of 2003 notably with the acquisition of the entirety of the stakes of the minority shareholders of Orange and of Wanadoo, the acquisition of the entirety of the assets and liabilities of Equant, the purchase of minority interests in the subsidiaries of Orange (Romania, Slovakia, and Dominican Republic), the integration of Wanadoo into France Telecom S.A., the implementation of a new organization for the Group consistent with this strategy, and the sustained launch of new services.

At the same time, France Telecom streamlined its portfolio of assets, selling non-strategic assets, such as the following subsidiaries or holdings:

-	in 2003: Casema, Eutelsat, Wind, CTE (Salvador), Telecom Argentina;

-	in 2004: Noos, decrease to 10% of the interest in the capital of BITCO (Thailand), Orange Denmark, Radianz (Equant holding), ST Microelectronics (3.3% of the capital);

-	in 2005: Tower Participations (the company holding TDF), Intelsat, cable network businesses, MobilCom AG.

Finally, PagesJaunes Group, the Group’s directories subsidiary, was listed on the stock market (Euronext Paris) in 2004. In 2005, 8% of the capital was sold, with France Telecom’s interest in the capital of PagesJaunes Group being brought down to 54%.

To follow up on the Ambition FT 2005 plan, in June 2005 France Telecom presented the Group’s program for 2006 – 2008. The “NExT” (New Experience in Telecommunications) program is a program for transformation over three years which aims to make France Telecom the benchmark operator in new telecommunications services in Europe.

In this context, France Telecom acquired close to 80% of the capital of Spanish mobile operator Amena in November 2005 for 6.4 billion euros. This transaction allows the France Telecom group to strengthen its integrated operator strategy in Europe and to be in a position henceforth to launch convergent offers based on fixed and mobile broadband in another key European market.

4.2 STRATEGY

For a definition of financial terms, especially free cash flow, organic cash flow, net financial debt and gross operating margin (GOM), see section 5.10 “Financial Glossary”.

4.2.1 FROM THE “AMBITION FT 2005” PLAN TO THE “NEXT” PROGRAM

The “Ambition FT 2005” plan

In December 2002, France Telecom launched the “Ambition FT 2005” plan, in order to fundamentally transform the Group, over the 2003-2005 period, giving preference to three major priorities:

■	A “TOP” operational improvement plan, with the aim of freeing up over 15 billion euros in free cash flow (net cash provided by operating activities, less net cash used in investing activities) over the 2003-2005 period and to attain excellence in the performance of all company procedures by 2005.

■	A strengthening of the Group’s financial structure, with the “15 + 15 + 15” plan:

-	Over 15 billion euros in net cash flow, generated thanks to the “TOP” program;

-	15 billion euros in strengthened equity: a capital increase of 14.9 billion euros was made by April 2003;

-	15 billion euros in Group debt refinancing: the debt refinancing was carried out during the period between December 2002 and February 2003 for over 14 billion euros.

■	A strategy focusing on customer satisfaction and integrated operational management of the Group’s assets, leaders on their principal markets. In addition, the Group decided to sell assets in a weak strategic and financial position and to develop strategic partnerships in areas that do not derive from its core business and where it cannot achieve critical size alone.

These three initiatives were implemented in parallel with the objective of reaching by the end of the year 2005 a ratio of net financial debt to gross operating margin (GOM) of under 2.5 under IFRS, giving the Group greater strategic and operational flexibility.

The financial objectives of the “Ambition FT 2005” plan were achieved, both in terms of the generation of available cash flow, as well as in terms of the improvement of the ratio of net financial debt to gross operating margin (GOM). The free cash flow, accrued over the 2003-2005 period, generated thanks to the “TOP” program, reached over 16.6 billion euros, compared to the target of over 15 billion euros. The ratio of net financial debt to GOM reached 2.48 at December 31, 2005, taking into account the GOM of Amena over 12 months in 2005.

The “NExT” program

France Telecom presented the Group’s program for 2006 – 2008 on June 29, 2005. The “NExT” (New Experience in Telecommunications) program is a three-year transformation program that will give the Group’s customers access to a universe of enriched and simplified services and that will allow the Group to pursue its integrated operator strategy supported by a renewed model of profitable growth. The “NExT” program aims to make France Telecom the benchmark operator for new telecommunications services in Europe, in terms of innovation, quality of service, and economic performance.

Based on a complete portfolio of services and solutions, on its mastery of all networks and its capacity for integrated innovation, France Telecom intends to develop a new world of services in the area of everyday communication, information and entertainment, as well as business services, to respond to the expectations of all customers (general public, professionals, companies, local governments), in all situations (mobile, home, office) and regardless of the network, the platform or the terminal used.

Four major stakes structure the strategy for the NExT program over the 2005-2008 period:

■	To switch from a logic of access to networks to a logic of access to services;

■	To innovate in terms of telecoms services, customer services and network services;

■	To strengthen the Group’s integration;

■	To develop the Group’s capabilities.

Acceleration of the implementation of the “NExT” program in 2006

In 2006, France Telecom is going to accelerate its transformation around 3 axes:

■	tighter control of the business with:

-	the creation of a Group Management Committee of nine people given the task of the creation of organic cash flow and the achievement of the twenty key objectives of the “NExT” program;

-	and the implementation of integrated management of business units by country;

■	an accelerated transformation of France Telecom with:

-	the deep transformation of the Group’s structures and methods of functioning;

-	the adjustment of the cost structure;

-	and the mobilization of capabilities within key areas for the Group, with the “ACT” (Anticipation and Capabilities for the Transformation) program;

■	and an acceleration of the placement of convergent offerings on the market, with:

-	an integrated structure for steering offers : Group Strategic Marketing;

-	and a powerful tool for determining and launching offers: a “Technocenter” with 1,500 dedicated people, operational as of January 1, 2006.

The major objectives of the “NExT” program

The “NExT” program has defined twenty major objectives in six separate areas: Revenues and finance, Products and services, Subscriber base, Customer relations, Efficiency and performance, and Human Resources. Among these objectives, the main operational and financial objectives of the “NExT” program for 2008 are the following:

■	Revenues and finance:

-	maintain the generation of organic cash flow;

-	generate over 400 million euros in revenues from direct content sales;

-	generate over 30% of Enterprise revenues in ICT services.

■	Products and services:

-	roll out the dedicated portal for Group customers in Europe ;

-	generate 5% to 10% of revenues from convergent offerings;

-	include over 30% of handsets under the “Orange” brand in the Group’s global mobile terminal base;

-	accelerate innovation by allocating up to 2% of revenues on Research and Development.

■	Subscriber base:

-	over 85 million mobile subscribers in 2008, in addition to Amena subscribers (10.3 million as of December 31, 2005)

-	over 12 million mobile broadband customers in 2008;

-	over 1 million “Business Everywhere” customers in 2008;

■	Customer relations:

-	implement the new brand policy in 2006.

■	Efficiency and performance:

-	generate 2 billion euros in total gains over the 2006-2008 period on purchasing and support functions;

-	achieve savings on network and information system expenses representing a gain of 2 points in the ratio of gross operating margin to revenues.

■	Human Resources:

-	implement the mobilization of Group capabilities within the “ACT” program.

In addition, the debt reduction target is confirmed with a ratio of net financial debt to GOM less than 2 by the end of 2008.

By nature, these objectives are subject to numerous risks and uncertainties, which may lead to differences between announced objectives and actual results. The most important risks are set forth in Chapter 3.3, “Risk Factors.”

Steering of the transformation and mobilization of capabilities

In order to ensure the success of the NExT program, France Telecom is implementing rigorous steering of the transformation, adapting its human resources and mobilizing and developing its capabilities.

Steering the transformation

A member of the Group Management Committee is in charge of steering the Group’s transformation and of guiding the team dedicated to “NExT Transformation”. In giving priority to the integration of networks and to the integration of countries, which must be done between now and the end of the year 2006, “NExT Transformation” is carrying out the following actions:

-	support and reporting of business transformation actions within the divisions to put into effect the NExT program;

-	evaluation of transformation projects (around 650 projects identified);

-	identification, strong support and follow-up of critical projects (about 50 high-impact projects requiring steering at the Group level).

Adaptation of Human Resources

France Telecom is adapting its human resources to the needs deriving from the changes in its businesses and the transformation of its organization:

-	shortening the decision-making circuits and decreasing hierarchical levels;

-	redeployment toward customer service skills;

-	strengthening of training actions, with the support of in-house schools for skills;

-	implementation of incentive measures geared to the achievement of the NExT program objectives;

-	recruitment of new talent (6,000 hires expected in France over the 2006-2008 period).

At the same time, France Telecom foresees 22,000 departures in France and an overall decrease of 17,000 in staff group-wide.

The “ACT”: Anticipation and Capabilities for the Transformation program

The goal of the ACT program is to mobilize and develop the Group’s capabilities through the implementation of the following four actions:

Act: Opportunities: The Group will make available to all employees information that is as complete as possible on the business activities existing within the Group; their likely progress; the location of jobs; the opportunities offered by the Group’s international scope; the possible opportunities outside the Group.

Act: Development: A Commitment to Personal Development (EDP) will allow each employee to formalize his career path as constructed with his manager; the employee’s commitment to the development of his skills and mobility; the company’s commitment to follow-up solutions. Development Spaces: dedicated human resources teams, will advise the employees who so wish on the subject of career advancement and on the project of internal mobility, international mobility or even departure from the company (spin-offs, mobility toward civil service, etc).

Act: Management: Managers will be evaluated more on their ability to communicate, train and develop their teams. They must ensure that each one of their staff fits in with this personal project procedure.

Act: Solutions: The Group is going to guarantee significant follow-up to those who commit to a project in line with its strategy, whether it is within or outside the Group, including in particular an increase in training actions.

4.2.2 A MARKET UNDERGOING FUNDAMENTAL TRANSFORMATION

France Telecom’s strategy falls within the context of the changing telecommunications services sector.

The telecommunications and, more broadly speaking, on-line communication and entertainment industry is experiencing a deep transformation, which is the result of strong technological innovation and which translates into a strong evolution of service offers, usages and competitive interplay.

France Telecom considers that the chief components of this transformation, described below, concern:

-	changing technologies: widespread use of the IP protocol, broadband and mobile services; the development of multi-access terminals and interoperable networks;

-	changing usages: the growth of the consumption of audiovisual content, abundance, personalization of usage contexts and services;

-	changing industry structures and strategies: evolution of ISP businesses and telecoms operators, increasing competitive pressure due to the entry of new players.

■	Widespread use of the IP protocol on all networks

The IP protocol will be the means for a greater degree of inter-operability between the various networks and types of services. This will begin to challenge the “silo-based” structure of current networks (fixed voice, fixed Internet and mobile) each made up of specialized terminals accessing dedicated services using separate infrastructures and platforms. It will be possible to make terminals, then platforms and services and large parts of the networks common to the various categories of services. As IP becomes generalized on all networks, use of the Internet and of more and more evolved forms of digital communication and entertainment will thus be widespread among all customers.

■	Widespread use of broadband

Technologies such as ADSL, Wi-Fi, Gigabit Ethernet and UMTS currently offer very high speeds on all fixed or mobile networks at competitive prices.

■	Mobility everywhere

Technology now satisfies the expectations of continuous personal communication capacity: the speed and functionality capacities of mobile networks are being considerably extended by the commissioning of UMTS while local mobile technologies (Wi-Fi) are being introduced on an increasing number of sites.

■	Innovative multi-access terminals

With the appearance of innovative terminals equipped with multimedia facilities, constantly increasing storage capabilities and built-in operating systems, services can be made increasingly independent of the type of hardware. In parallel, technical solutions make it possible to connect various types of hardware to different types of networks.

Domestic networks will play a major role in this greater flexibility in the allocation of services to hardware and of hardware to networks.

■	Open systems facilitating network inter-operability

Network interoperability will be facilitated not only by the generalization of the IP protocol to networks themselves, but also by implementation of open platforms (for example: authentication platforms, transaction platforms), having announced application program interfaces (API) and very flexible activation mechanisms (for example, Web services).

■	The consumption of audio/video digital content from telecommunications networks

With the increasing digitalization of audiovisual content and the fast development of compression techniques, content is circulating more and more over fixed line or mobile telecommunications networks at competitive prices, whether it involves watching television, listening to the radio, or receiving on-demand video or music.

■	The new forms of consumption

The fast spread of IP and broadband favors the emergence of new forms of consumption. Uses are thus becoming richer and richer and evolving toward abundance: abundance of communication minutes in contract packages up to unlimited minutes, increased fixed line and mobile network speed, greater diversity of services. More and more, these offerings will be provided in an integrated manner by “triple play” (fixed voice, Internet, TV) or “quadruple play” (plus mobile) operators.

■	The personalization of usage contexts and services

With the fast dissemination of IP, fixed and mobile broadband networks and open systems, users are in a position to thoroughly personalize their services, their usage environment, their utilization context and their content, which they can find on all fixed line or mobile networks.

■	Evolution of the business of Internet service providers and telecommunications operators

In terms of evolution in the telecommunications industry, these technological advances and these changes in the forms of consumption are leading to a convergence of the businesses of Internet service providers (ISP) and telecommunications operators.

■	Increasing competitive pressure

With the increasing deregulation of telecommunications markets, numerous players of a different nature are investing in the market. Thus, in the fixed network segment, numerous low-cost ISPs and operators are developing quickly, making the most of the fast deployment of access splitting and resale. In the mobile market, MVNO are now heavyweight players in most geographical markets. Finally, players in the Internet world have plans to develop strongly in the communication and content services market on an unregulated basis.

4.2.3 THE STRATEGY OF FRANCE TELECOM: A NEW EXPERIENCE IN TELECOMMUNICATIONS

In this market undergoing a fundamental transformation, France Telecom is basing its strategy on the integrated telecommunications services operator model.

■	An integrated operator strategy

The objective of this integrated operator strategy is to create value through the implementation of the following integrated operator actions:

-	Offering convergent services, access to a single services portal, personalized terminals with shared ergonomics, allowing for added value in the offers made to customers and greater customer loyalty;

-	A unified overall appearance (“look & feel”) for services, which improves the adoption and utilization of new communication tools, facilitates personalization of services and choices by customers, and develops uses;

-	In customer relations, the implementation of unified customer support, providing for a seamless customer experience and “one stop shopping”;

-	Better knowledge of customer practices and a segmented approach to customers overall, allowing for increasing revenues and reducing “churn”;

-	Improved end-to-end service quality even if several networks are put into play to provide a service;

-	Economies of size and synergies thanks to improved reciprocity in all areas (optimization of network capabilities and service platforms, customer relations and support functions) and economies of scale through higher purchasing volumes allowing for obtaining better prices.

■	A new generation of telecommunications services

Going from a network-access logic to a service-access logic, France Telecom is offering its customers a “New Experience in Telecommunications,” thanks to a new generation of telecoms services.

France Telecom’s aim is to respond in an integrated manner to customer needs in all its communication universes: at home (Home), at work (Enterprise) or while traveling (Personal). This service strategy is based on:

-	offering complete telecommunications services, including a seamless integrated Fixed, mobile and Internet networks experience, abundance offers, an integrated communication suite of France Telecom terminals;

-	content and “Live services” offers, including music, video, TV and offered games on all the Group’s platforms, and an entire range of services for everyday life, with exclusive offers for Group customers in certain cases;

-	offers and complete solutions offering business customers throughout the world all multimedia IP communication services;

-	a high level of quality of service and customer relations, thanks to a single integrated Group customer relations policy.

To invent and implement this new generation of services, France Telecom is relying, in the framework of the NExT program, on the following levers:

-	Research and Development and strategic partnerships;

-	Centralized strategic marketing;

-	The launching of convergent offers;

-	A new brand policy;

-	The integration of networks, information systems and service platforms.

4.2.3.1 Research and development and strategic partnerships

■	Increased effort in Research and Development to offer the best of technology

As both a telecommunications services provider and a network operator, France Telecom’s ambition is to provide its customers with the best of technology, as soon as it is available, all while taking into account future technological generations. For this purpose, France Telecom has decided to increase its Research and

Development effort. In terms of operating expenses before amortization and depreciation plus tangible and intangible investments, these efforts represented 1.5% of the consolidated Group revenues in 2005 (as compared to 1.3% in 2004 and 1.1% in 2003). France Telecom’s objective is to reach up to 2% of revenues by 2008. The R&D division will contribute to network integration, the enrichment of services and to the offering of new services, through its developments, as well as through its contribution to the Technocenter and to the implementation of strategic partnerships.

■	Strategic partnerships to develop new services and accentuate the difference

France Telecom intends to remain focused on its core business: network deployment and operation, development and marketing of its network services and end-to-end connection services, in all fixed line or mobile technologies, all technical protocols and all configurations of use: public networks and private networks. In addition, a fundamental aspect of France Telecom’s expertise is to assist customers in using its networks and services by providing the consulting and integration services they require.

France Telecom has decided to rely on strategic partnerships to forge a competitive edge for itself or to integrate new technologies, whenever the critical size to develop these advantages cannot be achieved alone. The priorities of the strategic partnerships will be in four areas:

-	networks and information systems support technologies;

-	hardware (for example in the mobile sector, with signature devices developed by suppliers according to ergonomic specifications defined by Orange);

-	content (for example with regard to new offers on ADSL); and

-	distribution channels, in order to increase sales, develop customer loyalty and make it easier to learn how to use these new services.

4.2.3.2 Centralized strategic marketing

To ensure greater fluidity in product development and faster transfer of R&D developments to the market, the Chairman of France Telecom decided to create the Strategic Marketing division.

This division will have the responsibility of carrying out all actions necessary for the implementation and launching of integrated operator offers, in particular convergent offers through the creation of a central group-wide function.

Its area of responsibility covers three axes:

-	Provide an advanced vision of the market in summary form, taking into account both potential technological advances as well as market changes, determining overall segmentation and group-wide initiatives (Group-wide Projects, Strategic Partnerships);

-	Determining the NExT convergent offers and ensuring their development and placement on the market through the Technocenter, as described below;

-	Ensuring the coordination of roadmaps for the development of Group products and their placement on the market, through a Strategic Marketing Committee gathering together the different divisions.

The development of new products and services will be entrusted to the Technocenter, organized around joint teams, who will manage the offering’s development cycles. Each 3-partner team (“3 PTeam”) will be comprised of three leaders:

-	a Product Leader who will manage the marketing aspects and interface with the business segments and who will be the head of this “3P Team”;

-	a Development Leader, who will be responsible for the entire development phase;

-	an Implementation Leader, responsible for the product, who will be in charge of the implementation of network and information system resources.

The heads of the different marketing, network and information systems, and the sales and services divisions, will be gathered together within one team, which will allow for closer coordination and greater quality in determining offers, saving time in product development, and making marketing and after-sales service easier.

4.2.3.3 Launching convergent offers

Convergent offers are the essence of the New Experience in Telecommunications. Besides commercial convergence (single contract, single customer service and single invoice), they provide customers with a seamless experience of communication services (voice, e-mail, SMS, IM) and call handling services (voice messaging, address book, presence), regardless of the access (fixed, mobile or Internet) and the network used (RTC, ADSL, mobile). The perceived value thus created, enriched by surplus rate components (for example, unlimited calls between the members of the same family), will allow the Group to create value by utilizing the following levers:

-	Growth of average revenue per user (ARPU), thanks to enriched offerings;

-	Market growth: for example, the “Mobile & Connected” product, coupling fixed b broadband and mobile access, allows for developing the ADSL market with customers who do not want a fixed line for voice (product without telephone subscription);

-	Customer loyalty :

-	The fully convergent “Homezone” product (fixed, mobile and Internet) will allow the customer to use a single terminal;

-	The “Family Talk” product, launched successfully among a limited number of users, allows a “group of close users” to make unlimited calls within the group using France Telecom fixed lines and Orange mobile phones.

-	Growth of the customer base, through differentiation deriving from convergent products and related new products.

Convergent products are aimed first of all to multi-equipped customers (Fixed Line – Mobile – Internet), the number of which continues to grow in the countries where the Group is established in Europe, due to high rates of mobile penetration and the strong growth of ADSL penetration. France Telecom estimates than in France, multi-equipped customers (Fixed Line – Mobile – Internet) constitute the population with the highest ARPU (around 120 euros per month): these customers represent about 24% of households, but around 44% of the value of the general consumer telecommunications market.

4.2.3.4 A new branding policy

The objective of the project to change the Group’s branding system, NExT Branding, is to simplify this branding and make it consistent with the NExT vision.

The NExT Branding project aims to give a boost to the integrated operator model and to provide tangible proof of the convergence of products and services thanks to a single commercial brand, to simplify and homogenize the customer experience, to fortify commercial brands in order to strengthen offers vis-à-vis the competition, and to optimize marketing and communication costs. France Telecom believes that this project also represents a managerial vector for building an integrated Group and achieving its transformation.

The studies carried out among customers to prepare the project have enabled France Telecom to make several ascertainments. Firstly, in France, in Poland and in the other countries where the Group holds an historical operator position, the strong relationship between the historical brand and the customers must be maintained over the long term. Next, of all the brands in the portfolio, Orange is the one that has the greatest potential for expansion in all countries. Finally, for the Business market, where the need for integrated products is strong, a single brand can be implemented throughout the world.

In June 2005, France Telecom set and announced the following principles of the new branding policy.

In France, Poland, Senegal, Ivory Coast and Jordan, a pragmatic approach will be implemented, by operating the historical brand (France Telecom, TP, Sonatel, Côte d’Ivoire Télécom, and Jordan Telecom) together with the Orange brand.

Orange will be used as the sole commercial brand for mobile, broadband, ADSL television and multi-service offerings and will become the commercial brand for the Business market in all countries.

The implementation of the new branding policy is a project within the framework of the NExT program, for which responsibility has been entrusted to a member of the Group Management Committee, in charge of the “Brand evolution” assignment.

4.2.3.5 The integration of networks, the information system and service platforms

The integration of networks, the information system and service platforms is indispensable for the development of all continual access products on the different fixed or mobile accesses that a customer has, and to ensure end-to-end quality service, meeting customer expectations and at a better cost. This network and information system integration strategy will be implemented with the following actions:

■	France Telecom will deploy a new multi-service Broadband structure (NGN) capable of transporting voice or data services for fixed or mobile uses. This new network will gradually replace traditional networks;

■	France Telecom will pursue its ambitious strategy of increasing network speed. The objective is to achieve 100% Broadband coverage in France. Fiber optics, as well as Giga Ethernet networks will be progressively deployed;

■	When it comes to information systems, in connection with the integrated operator strategy, service platforms will be designed to allow for offering convergent services and unified customer service. Their development will be based on the reciprocity of applications (invoicing, content management) which are common to the Group’s three business segments and to all countries;

■	The information system infrastructures will be streamlined: the number of data processing centers will be reduced significantly, and the use of computer servers and office tools will be reorganized.

4.2.4 MAIN ACTIONS FOR IMPLEMENTING THE GROUP’S STRATEGY

The Group’s profitable growth strategy, based on the integrated operator model, aims to satisfy customer needs and expectations, in three areas:

-	personal communication services, essentially mobile;

-	residential communications services, rendered essentially at customers’ homes (“Home services”);

-	enterprise communication services.

This strategy will be available internationally, in connection with the NExT program, which, after the acquisition of Amena in November 2005, does not require a major acquisition in Europe.

4.2.4.1 Strengthening the growth of Personal Communication Services

On more and more competitive markets, the Personal Communication Services (or “Personal”) division intends to strengthen its growth by continuing to develop interpersonal communication revenues and by relying on the development of broadband on mobile services as the new growth sector.

Continuing to develop interpersonal communication revenues by offering customers more abundant usage

Interpersonal communication is the “Personal” core business. To date, 90% of “Personal” revenues come from interpersonal communication services, which include voice and other services, such as SMS, MMS, videotelephony and e-mail.

After the network development phase, the conquest of new customers and the improvement of performance, in a market where penetration has become significant, the “Personal” strategy remains focused on the growth of its core business, interpersonal communication, and on customer loyalty. The Personal division is relying for that on a marketing and commercial approach using a segmentation based on an analysis of customer needs. This segmentation allows for taking into account the specifics of each major customer segment and responding to it with offerings that allow for developing usages and recurrent revenues, for example, in associating terminal and service specifically for each customer segment.

This strategy for ARPU growth is being implemented by ongoing innovation in terms of rates, including major abundance (and even unlimited usage) contracts for calls, whether voice or SMS, toward certain numbers chosen by the customer or at certain times of day. These “Yield Management” methods allow for offering the customer an strong increase in his usages for a slight increase in his monthly bill and, make the best customers loyal.

In addition, the “Orange Signature” program (Co-development of terminals where “Personal” defines ergonomics) has currently been extended to all types of terminals, including 3G, EDGE, and Wi-Fi. These terminals allow for ease of use of Orange services and the customer may, by changing the terminal, find the same usage ergonomics, as well as service continuity, by using fixed-access broadband.

Mobile broadband services – a new growth sector

The Personal division has launched its broadband services in France and the United Kingdom (“Orange Intense” in France). This broadband offering uses the different mobile broadband access technologies available, such as UMTS, EDGE and Wi-Fi, to offer the customer an entire range of new usages on a range of handsets that will gradually replace 2G handsets.

This increase in access speed allows content accessible through GPRS to be accessed with greater ease and faster communications, but above all it allows for developing new services: thus the MMS offer communications enriched with personal content, visiotelephony replaces simple telephone communication, and new usages – breakthroughs from second-generation mobile telephony – appear, such as mobile TV (already 52 channels are available on mobile in France) or mobile music.

In the multimedia sector, Orange has demonstrated its ability to make use of various partnerships to supply services through business models allowing for the remuneration of partners, such as “Orange Gallery,” SMS +, and Partnerships with M6, for example. This policy furthers the development of innovative services and even the emergence of new business segments, such as mobile TV (Creation of specific channels, broadcasts solely for mobiles: “Mobisodes”).

Other new services, such as mobile payments and geographically located services, enrich the offering of broadband services.

In the corporate market, the Personal division continues to strengthen the value of its offerings, in particular through the use of integrated products such as Intranet and e-mail access via mobile. Thus the Group’s “Business Everywhere” offer, a personal services solution, built around fixed, mobile or WI-FI access, giving Business customers continual access to their communications universe, is developing very rapidly, since it is ideally suited to meet corporate demand for continuous connectivity.

The implementation of operational excellence through integration and convergence

“Personal” is actively contributing to all the transverse programs allowing for building an integrated operator strategy within the Group, in particular in the development of convergent products: Multiple-access fixed, mobile and Internet solutions products; new voice convergence offers (“Family talk” in France); business products (“Business Everywhere”); concerted marketing actions (“Madonna,” “King Kong”); single and integrated customer relations for fixed line and mobile customers.

4.2.4.2 Making France Telecom a benchmark in the Residential Communications Services sector

In the home communication services sector, France Telecom is developing its offerings in three integrated services universes:

-	communications services;

-	access to digital information and entertainment content;

-	practical life services;

based on the development of broadband and the fast spread of Livebox.

Communications services

In the person-to-person communications services sector, the strategy followed by the Home Communication Services division is to develop:

-	Abundance offers:

One year after having innovated with fixed-line “unlimited plans,” France Telecom has become the first operator to offer unlimited domestic, European and North American fixed-to-fixed and fixed-to-mobile with its “100% unlimited” rate plan, and it has continued to simplify its rate plans, by launching “Atout Téléphone” in August 2005, a new range of telephony for all with unlimited or customized formulas. This product has met with great success with over one million customers by late October 2005.

-Integrated	products, based on the interoperability of networks and services:

■	Visiophony on all networks, for all customers with three compatible solutions (MaLigne Visio, Orange Visio and Wanadoo Visio), which communicate with each other, for example, to exchange photos, videos or share their environment with their interlocutor.

■	Livecom, the first PC communications software, integrating visiophony, unlimited ADSL telephony and instant messaging. The Livecom software suite allows for calling friends and family at any time, whether they are reachable on their PC, 2G or 3G mobile or visiophone. It offers surfers dual or multiple multimedia communications options in real time via 3 means of communication: audio, visual and text (instant messaging, SMS or e-mail).

■	FamilyTalk, the first convergence product for the family (and launched in a limited series): an unlimited 24/7 offering between a family’s fixed and mobile handsets.

Access to digital information and entertainment content

In the fixed-line sector, the increase in speed and the progress made in image coding now allow for offering broadcast television and an entire range of new services associated with ADSL access: MaLigne TV allows access from a fixed line to the wealth of digital TV through TPS or Canal + Group clusters, to TNT channels and to a catalogue of over 1,000 hours of audiovisual programs on demand (VOD).

With the digitalization of content, the Group is enriching its product line by offering a range of new services:

-	France Telecom/MaLigne TV launched the first digital television recording service by telephone hookup with “Mon Magnéto”, an innovative digital recording service on the hard drive of a decoder (PVR: Personal Video Recorder) exclusively by ADSL.

-	In the music sector, LiveMusic allows for mobile transfer of music between a hi-fi unit and a PC via Livebox.

-	The transfer of photos allows for photos taken with a mobile phone to be arranged with a single click in the family photo album on the PC via the Photoblog service.

Practical life services

Practical life services involve all areas of individual or community life: citizenship, health, transportation, housing, online purchases, safety, education, personal services, and local communities.

Innovation in communications technologies and broadband ADSL connection, due to its continuous nature, allows for developing new home security or remote personal assistance services.

Thus the first mobile local medical assistance service is being experimented with in Issy-Les- Moulineaux, an innovation made possible thanks to the know-how of the Group and collaboration with Axa Assistance. France Telecom will soon launch a home maintenance service – an offering combining MaLigne Visio with a cluster of services – allowing for keeping ties with personal contacts and having access to social and medical services.

For local communities, France Telecom is launching the “Plan 3 fois 10” (3 times 10 plan): 10 services today, 10 services tomorrow and 10 services for the future. The first ten services, such as TéléNetCité, Intr@local, Intra Cité and Pack Surf Wi-Fi, are intended to aid them in their internal management or their economic development and to further the development of services for citizens.

In the home security sector, LiveZoom, a Livebox-related offering, allows for home surveillance through a mobile phone or a PC.

As in content, France Telecom will not do everything but will be everywhere, relying on very diversified partnerships with the best players in the sectors involved.

The development of broadband and fast spread of Livebox – the basis for the development of these new services – are a major priority for the Group

The growth of the ADSL base continues at a fast pace, and Internet access via broadband is progressively becoming the norm in France: at the end of 2005, the number of ADSL broadband access and split lines reached 9.4 million, an increase of 49% compared to 2004. In the General Public ADSL broadband market in France overall, the number of France Telecom customers reached 4.5 million, for a market share of 47.5%.

In 2005, new advances were achieved in access technologies, and the entire broadband network’s switch to ADSL2+ thus gives access at speeds reaching up to 18Mbits/s.

This strategy to increase speed is also being deployed internationally in all the countries where the Group is a fixed-network operator: in Poland, but also in the countries where France Telecom is a new entrant in fixed telephony, such as Spain, the United Kingdom and the Netherlands, by building its offering on the basis of unbundling and capitalizing on the developments in new services made in France.

This strong growth of broadband allows France Telecom to develop the entire range of “Home services” around the “Livebox” domestic gateway.

Livebox is the Group’s first integrated pan-European product, around which household digital services are being developed: it allows for connecting all home communication services to broadband for surfing the Internet, watching TV, telephoning on IP, communicating by visiophone or gaming on the network and accessing Liveservices. Livebox is thus becoming the cornerstone of “Home Networking,” the point of convergence for equipment and technologies, and the key for access to home broadband services.

4.2.4.3 Developing Enterprise Communication Services

France Telecom believes it sets itself apart from its competitors with its integrated operator strategy, the geographical coverage of its actions both in France and in Europe with all possible extensions thanks to the Equant network, and its maintaining a significant investment in R&D in the service of its customers.

The Enterprise Communication Services division is focusing on the following objectives for 2008:

-	being a leader in the transformation to IP;

-	being present with customers wherever they are;

-	following up on the changes in customer businesses by developing service actions.

Being a leader in the transformation to IP

Large companies are gradually migrating their voice and data networks to IP infrastructures. Packages giving access to voice and data services and to communicating applications solutions are being offered to them to accompany the integration of VoIP into their networks. France Telecom is also offering them network management services, either on their own site or on a dedicated or shared centralized platform (IP Centrex type solutions).

For small- to mid-sized companies, packaged offerings are being designed to satisfy their needs, such as the Business Livebox, as well as extended virtual private networks.

Being present for customers wherever they are

The Group’s offering to implement this strategy is based around two major types of products: international network products thanks to the international network and to Equant’s presence in over 200 countries, as well as convergent Fixed-Mobile “Business Everywhere” offerings that help serve customers’ needs for mobility.

To accompany the development of its customers in France, Spain, Belgium, Poland, the United Kingdom and the Netherlands, France Telecom offers telecommuting or roaming employees solutions allowing them to connect securely to an IP network and thus to access their company’s business applications remotely using various technologies (Wi-Fi, xDSL, 3G, GPRS, RNIS or telephone line) and different types of terminals (PC, PDA). These “Business Everywhere Multimedia” products have the benefit of a continuous bilingual hot line.

The convergence of the networks supported by France Telecom thus enables it to offer integrated Fixed and Mobile services, such as Business Talk.

Accompanying the change in customer businesses by developing service activities

To meet business customers’ needs and take into account the changes in their businesses, France Telecom is developing its service segments. The Group is offering to take charge for its customers of all or part of their communications infrastructure management with Voice, Data and Mobile outsourcing services, for end-point and contact center equipment. It is also offering consulting, project management and specific services, and is developing application services for systems critical to customers’ businesses (Intermediation, CRM, IT).

Depending on a company’s business and its organization, France Telecom is offering package solutions adapted to each case.

In keeping with this strategy, in May 2005 France Telecom acquired all the assets and liabilities of Equant. The integration of Equant’s activities is part of the transformation undertaken by the Group to offer integrated services focused on the needs of companies. It allows France Telecom to reaffirm its commitment to its business customers and to consolidate its leadership on this market:

-	by accelerating the implementation of a unified strategy for the business market that is consistent with the integrated operator model;

-	by making the most of Equant’s advantages: an international customer base, worldwide distribution and networks, unmatched quality of service and acknowledged leadership in IP VPN and VoIP technology; and

-	by responding to changes in business customers’ needs thanks to the launch of new IP offerings (including “Business Everywhere” in Europe), the development of unified products for all markets, and the deployment of integrated solutions and services, convergent offerings and infrastructures, and a single customer interface.

4.2.4.4 International strategy

France, the United Kingdom and Spain, following the acquisition of Amena, along with Poland, are clearly considered to be essential and strategic for France Telecom. France Telecom considers that the positions it holds in these countries are strong from a competitive standpoint, economically sustainable, and that they constitute a well-advanced platform for the implementation of the NExT program. Furthermore, France Telecom considers Europe to be an extension of its domestic market.

In order to focus on its most strategically important and profitable assets, in 2003 France Telecom began to re-examine all its subsidiaries and shareholdings in order to decide whether to keep them, applying two types of criteria: strategic criteria (market growth and profitability, quality and sustainability of the competitive position, potential synergies with other assets, control of the company or indisputable possibility of acquiring control), and financial criteria (gross operating margin, impact on the rating assigned by rating agencies, potential for realization of the value by sale or partnership).

This analysis led to the divestment of a certain number of assets in 2003 (Casema, Eutelsat, Wind, CTE-Salvador, Telecom Argentina), in 2004 (Orange Denmark, decrease to 10% of the interest in BITCO-Thailand) and in 2005 (MobilCom).

Conversely, in May 2005 France Telecom acquired all the assets and liabilities of Equant in order to accelerate the implementation of its integrated operator strategy on the business services market. France Telecom bolstered its interest in the capital of Orange Romania (increasing the holding to 96.8% in April 2005) and in November 2005 bought up the minority interests in Orange Slovensko, a company now held outright by the Group.

In addition, France Telecom sold to Telekomunikacja Polska (TP) the interest of 34% that it held in the capital of PTK Centertel, the mobile subsidiary of TP. Following this transaction, France Telecom retained its interest of 47,5% in TP, which now holds 100% of its mobile telephony subsidiary PTK Centertel. This transaction, which will have no impact on France Telecom’s consolidated net financial debt, will allow TP to deploy its integrated operator strategy while retaining the flexibility necessary to its future distribution policy. It creates value both for the shareholders of France Telecom as well as for those of TP.

The optimization of the Group’s portfolio of assets will be continued within the framework of the NExT program.

Following the acquisition of Amena in Spain, the Group believes that there is no need for a major acquisition in Europe to implement the NExT program.

The Group will continue to selectively and prudently examine opportunities in countries with strong growth potential, bearing in mind the strategic and financial criteria determined in connection with the NExT program. Overseas growth opportunities must therefore:

-	allow for improving the Group’s growth profile;

-	have a positive impact on free cash flow per share;

-	not call the Group’s debt reduction objectives into question;

-	have no negative impact on the dividend distribution policy.

France Telecom believes that, in any event, strengthening the competitive position of its current operations and rapidly improving the profitability of these operations are its top priorities, and that these actions will improve its attractiveness and ability to act in the event of any further development of the European market.

Acquisition of Amena

In November 2005, France Telecom acquired close to 80% of the shares of Auna Operadora de Telecomunicaciones S.A. (“Auna”) holding 97.9% of Retevision Movil S.A., a mobile operator whose trade name is Amena. France Telecom will subsequently proceed to merge Auna, Retevision Movil S.A. and France Telecom España (which groups together the Group’s fixed-line and Internet businesses in Spain under the Wanadoo brand). Following these transactions, France Telecom will hold 75 to 80% of the new entity.

The acquisition of Amena makes a significant contribution to the Group’s development and growth program and allows France Telecom to strengthen its integrated operator strategy in Europe. France Telecom is now in a position to launch fixed and mobile broadband-based convergent solutions in an additional key market, which is one of the most attractive in Europe with potential growth in the value of mobile that exceeds the European average. For its integrated approach in Spain France Telecom is going to use a single strong brand: “Orange”.

4.3 PRESENTATION OF THE BUSINESS

4.3.1 OVERVIEW

The France Telecom Group, with its principal subsidiaries Orange, Amena (the Spanish mobile operator acquired in November 2005), the TP Group (the Polish telecommunications operator TP S.A. and its subsidiaries), Equant and the PageJaunes Group, offers its consumers, business customers and other telecommunications operators a broad selection of services ranging from fixed-line and mobile telephony, data transmission, Internet and multimedia services and other value-added services.

France Telecom provides services today to close to 145.2 million customers throughout the world (see section 4.3.1.1 “Table of all the Group customers).

France Telecom is adapting its organization in order to implement its strategic objectives. Thus, the Group’s organization was modified in January 2006, in order to speed up the implementation of the NExT program (see section 4.3.1.2 “Organization of the France Telecom group”).

In order to reflect the Group’s development and the structure of its businesses, starting January 1, 2005, France Telecom set up four business segments. The Group’s businesses are presented in the 2005 annual report on Form 20-F for each of the business segments described in section 4.3.1.4 “Business segments.”

4.3.1.1 Table of all the Group’s customers

By December 31, 2005, France Telecom serviced nearly 145.2 million customers. The table of all the Group’s customers (in thousands) at December 31, 2005 is set out below for its controlled companies:

At December 31 in thousands
Mobile
France	22,430
Europe (outside France)	51,155
World (outside Europe)	10,730
Total	84,316

Fixed-line
France	33,727
Europe (outside France)	14,567
World (outside Europe)	906
Total	49,200

Internet
France	5,914
Europe (outside France)	5,694
World (outside Europe)	63
Total	11,671

Total
France	62,071
Europe (outside France)	71,416
World (outside Europe)	11,699
Overall total	145,187

Definitions of customer types are set out below for each category of service:

Mobile services customers

Mobile services customers are deemed to be customers if they own a SIM card or hold a prepaid card and have made at least one call and who have not exceeded the date after which they are contractually precluded from receiving calls.

Fixed-line telephony services customers

This number is the aggregate of standard analog lines and ISDN access lines in service (including fully unbundled lines), each ISDN channel being treated as one line (ISDN: Integrated services digital network).

Internet access customers

Internet access customers are deemed to be customers if they have taken out a paid monthly subscription (under a fixed price plan) or if they actively use a free access account, i.e. access customers having registered activity during the last month as identified by actual consumption.

4.3.1.2 Organization of the France Telecom Group

On January 30, 2006, France Telecom announced the decision by Didier Lombard, Chief Executive Officer, to change the organization of his management team to focus it on the Group’s transformation and on its operational performance, in connection with the acceleration of the implementation of the NExT program. The steering of the Group is now provided by a limited Group Management Committee.

The Group Management Committee chaired by Chief Executive Officer Didier Lombard is composed of:

-	Sanjiv Ahuja, General Manager of Orange, also in charge of businesses in the United Kingdom and International;

-	Olivier Barberot, in charge of Human Resources;

-	Barbara Dalibard, in charge of the Enterprise division;

-	Jean-Yves Larrouturou, Company Secretary;

-	Gervais Pellissier, in charge of Finance and business in Spain;

-	Georges Penalver, in charge of Strategic Marketing;

-	Jean-Philippe Vanot, in charge of Networks, Operators & Information Systems;

-	Louis-Pierre Wenes, in charge of the NExT Transformation and of business in France.

In the context of the NExT program, France Telecom will change its organization. For each country or geographic region where the Group is present, a member of the Group Management Committee will be charged with the supervision of operational and financial performance and the implementation of strategy and restructuring programs for the Group and with monitoring the creation of an organization consistent with the consolidated operating strategy and with the position of the Group on the markets in question.

The Group’s overall organization comprises operating divisions, professional divisions and support functions.

The operating divisions are focused around customer needs and corresponding markets.

The Personal Communication Services division is responsible for the development of communications services aimed at individuals via mobile media. It includes the whole of the Orange subsidiary.

The Home Communication Services division is responsible for the development of all home-based communications services including, in particular, fixed-line broadband services in Europe.

The Enterprise Communication Services division is responsible for the development and sale of communications services to business customers throughout the world. It notably includes Equant.

The Content division is in charge of partnerships with content providers and is responsible for coordinating the development of related technological platforms.

The France Sales and Services division is responsible for the distribution within France of all the Group’s products intended for the consumer and small- and medium-sized business markets. It also represents the Group in communications with local authorities.

The International division is responsible for overseeing and developing the TP SA group and its foreign subsidiaries, outside Europe, which operate fixed-line and mobile businesses within a single country, in general as a historical operator (primarily: Sonatel in Senegal, Orange Côte d’Ivoire (in Ivory Coast) and CI Telcom; Jordan Telecom; and Mauritius Telecom).

The professional divisions are responsible for improving the France Telecom group’s operational performance.

The Networks, Operators and Information Systems division: in accordance with recent and future technological advances, this division incorporates network and information systems activities. More specifically, it is responsible for the development and management of France Telecom’s networks, all types of technologies included, for the sale of services to third-party operators and for the development and maintenance of all the France Telecom group’s information systems.

The Research and Development division, which is comprised principally of France Telecom R&D, is responsible for the activity of the France Telecom group’s research programs and maximizing the benefit of its intellectual property. It plays a driving role in all innovation developments.

The Technologies division is responsible for disseminating innovation within the France Telecom Group, guiding it, in due time, toward customer needs and furthering the initiatives, processes and procedures to spur innovation within the group.

The support functions, serving the operating divisions and activity divisions, ensure the consistency of the Group’s policies (Finance, Human Resources, Company Secretariat, External Communication, Regulations and Procurement).

Finally, to bolster the Group’s internationalization, an International Strategy Development unit is responsible for analyzing opportunities for international development, and a Group Cohesiveness and Internationalization unit is responsible for identifying new talent throughout the Group and facilitating the sharing of best practices between all the entities. A third unit is responsible for guiding the Brand Evolution for the France Telecom group within the framework of the NExT program.

4.3.1.3 FT GROUP SIMPLIFIED ORGANIZATIONAL CHART as at December 31, 2005

The following diagram shows the main operating subsidiaries and shareholdings of France Telecom S.A. as at December 31, 2005. The percentage holdings shown for each company are the percentages controlled directly or the percentage of control of the relevant operating company or, where jointly controlled, the percentage used for the proportional integration in connection with the consolidation.

(1)	Mobinil is a company 71.25% owned by the France Telecom Group and 28.75% by Orascom Telecom. Since all decisions must be approved jointly by both partners on the Mobinil Board of Directors, Mobinil is proportionately consolidated. Mobinil owns 51% of the capital of the operational company ECMS.
(2)	France Telecom has the power to appoint a majority of the members of the TP S.A. Supervisory Board.
(3)	Following the amendment to the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated since July 1, 2005. Before this date, France Telecom’s interest in Sonatel and its subsidiaries was consolidated under the proportionate method.
(4)	This percentage corresponds to the portion of the capital held by France Telecom in Jordan Telecommunications Company through Jitco, which owns 40.0% of Jordan Telecommunications Company, and which in turn is 88.0% owned by France Telecom.

4.3.1.4 Business segments

In order to reflect the Group’s development and the structure of its business, starting January 1, 2005, France Telecom set up the following four business segments:

-	the “Personal Communication Services” segment groups together the mobile telecommunications businesses in France, the United Kingdom, Spain, Poland and the Rest of the World. It also includes all the Orange and Amena subsidiaries, as well as the mobile telephony businesses of TP Group (along with its subsidiary PTK Centertel) and other companies in the Group internationally;

-	the “Home Communication Services” segment groups together the fixed-line telecommunications services businesses (fixed-line telephony, Internet, services to operators) and the distribution activities and support functions provided to other business segments of the France Telecom group. It corresponds to the activities previously included in the “Fixed line, Distribution, Networks, Large Customers and Operators” segment (not including business services in France) and in the Wanadoo subsidiary, as well as the fixed-line telephony and Internet businesses of TP Group and other companies in the Group internationally;

-	the “Enterprise Communication Services” segment groups together communications services for companies in France and services for companies worldwide. It groups together the business services in France previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as worldwide services (the Equant subsidiary’s activities);

-	the “Directories” segment includes the PagesJaunes Group business, previously included in the Wanadoo subsidiary.

The Group’s business activities are presented in the 2005 Form 20-F, in this order, for each of these business segments.

4.3.2 PERSONAL COMMUNICATION SERVICES

4.3.2.1 General introduction

4.3.2.1.1 History

In 1989, France Telecom formed a new division to manage its mobile telecommunications network and activities.

In 1991, France Telecom obtained a license using the GSM (Global System for Mobile Communications) standard GSM900 in France, expanding to GSM1800 in 1998. It began to operate its GSM900 digital network in 1992. At the same time, France Telecom undertook the international development of its mobile activities thanks to the acquisition of GSM licenses and to the launch of operations, primarily in Europe.

Orange

In 1994, Microtel Communications Ltd., the predecessor of Orange plc, obtained a license to operate a digital GSM1800 network and began operating its GSM1800 network in 1994 in the United Kingdom.

In 2001, France Telecom acquired Orange plc for a total purchase price of 35.5 billion euros at the historical price and grouped its preexisting mobile telecommunications activities together with those of Orange plc within a new wholly-owned group, whose parent company is Orange S.A., a corporation (société anonyme) under French law.

In February 2001, Orange S.A. shares were listed for trading on the Premier marché of Euronext Paris and on the London Stock Exchange, following the offering on the market of approximately 13% of the capital of Orange S.A.

In order to better satisfy the growing needs of France Telecom customers for integrated services on a fixed-mobile platform and in order to implement a model of close cooperation between the Group’s different activities, France Telecom launched a simplified public exchange offer in September 2003 for the Orange shares that it did not hold.

As a result of the public exchange offer, and subsequent tender offer (offre publique de retrait) followed by a compulsory purchase procedure (retrait obligatoire), since April 2004 France Telecom has held 100% of the capital and voting rights in Orange S.A.

Poland (PTK Centertel)

In October 2000, a consortium led by France Telecom acquired a 35% holding in TP S.A, the parent company of the Telekomunikacja Polska S.A. Group (“TP Group”). Then, in October 2001, the consortium increased this holding to 47.5%. The consortium’s Polish partner, Kulczyk Holding, sold to France Telecom all the TP S.A. shares held by its subsidiaries Tele Invest and Tele Invest II, part in October 2004 and the balance in January 2005. Therefore, since late January 2005, France Telecom has held 47.5% of the capital of TP S.A.

TP S.A. was a majority shareholder (with a 66% interest) of PTK Centertel, one of three mobile operators in Poland, with the remaining 34% of PTK Centertel’s share capital being held by France Telecom.

In October 2005, in order to strengthen TP Group’s integrated operator strategy, France Telecom sold to TP S.A. its 34% interest in the capital of PTK Centertel. As of that date, TP S.A. holds 100% of the capital of its mobile subsidiary.

Spain (Amena)

In November 2005, France Telecom acquired close to 80% of the shares of Auna, which holds 97.9% of Retevision Movil S.A., a mobile operator under the trade name of “Amena”. France Telecom will next proceed to merge Auna, Retevision Movil S.A. and France Telecom España (which groups together the Group’s fixed-line and Internet businesses in Spain under the Wanadoo brand). As a result of these transactions, the France Telecom group will hold 75 to 80% of the new entity. This transaction, which fully observes the cash flow utilization criteria set forth in the NExT program, puts France Telecom in a position to launch convergent offerings based on fixed and mobile broadband in a key additional market.

4.3.2.1.2 Overview of activities

The “Personal Communication Services” business segment groups together mobile telecommunications services activities in France, the United Kingdom, Spain, Poland and the Rest of the World, and also includes licensing agreements and roaming. Each of these activities is described below. In addition, it includes all of Orange and its subsidiaries, Amena, and the mobile telephony activities of TP Group (along with its subsidiary PTK Centertel) and of other companies in the Group internationally.

These activities are focused primarily on voice and data transmission on digital networks using the GSM standard. In order to enrich its services, France Telecom has deployed the General Packet Radio Services (“GPRS”) system on its networks in most of the subsidiaries, along with the EDGE technology in some of its networks in Europe.

Orange has been involved in several UMTS license attribution processes in Europe in order to offer third-generation services. Orange’s controlled subsidiaries hold UMTS licenses in France, the United Kingdom, Spain (with Amena), Belgium, the Netherlands, Romania, Slovakia and Switzerland. In addition, a UMTS license has been attributed to PTK Centertel in Poland.

France Telecom considers the development of mobile broadband and third-generation services as a strategic priority and as a business with strong growth potential and wants to be a leader for these services in Europe.

France Telecom also intends to remain on the cutting edge of developments in the mobile telecommunications market by pursuing a systematic innovation policy, in particular by offering enriched, simplified and convergent services and by continuing to rely on an exclusive line of mobile telephones known as “Orange Signature”.

The “Personal Communication Services” segment made revenues of 23.5 billion euros in 2005 (20.5 billion euros in 2004). At December 31, 2005, France Telecom had 84.3 million mobile customers worldwide for all its controlled businesses (62.7 million customers at December 31, 2004).

The following tables provide the list of countries in which France Telecom is currently established, the operators, the percentage of interest held in each operator, the total number of customers and the licenses obtained in each country.

France United Kingdom Poland Spain			Total number of customers controlled by France Telecom (in millions)
Country	Operator	Share of interest controlled (in %)	December 31, 2005	December 31, 2004	December 31, 2003	2G Licenses	3G Licenses Attribution date / Renewal date
France	Orange France(1)	100.0	22.6	21.3	20.3	GSM900/1800	August 2001/ August 2021
United Kingdom	Orange UK	100.0	14.9	14.2	13.6	GSM1800	September 2000 / December 2021
Spain	Amena	79.4	10.3	9.3	8.2	GSM900/1800	March 2000 / April 2020
Poland	PTK Centertel	100	9.9	7.4	5.7	GSM900/1800	December 2000 / January 2023

(1)	Including MVNO. Excluding MVNO, the number of Orange France customers was 22.4 million.

Rest of the world				Total number of customers controlled by France Telecom (in millions)
Country	Operator	Share of interest controlled (in %)		December 31, 2005		December 31, 2004	December 31, 2003	2G Licenses	3G Licenses Attribution date / Renewal date
Belgium	Mobistar	50.18		2.9		2.8	2.6	GSM900/1800	March 2001 / March 2021
The Netherlands	Orange Nederland	100		2.0	(1)	1.7	1.3	GSM900/1800	July 2000 / Dec. 2016
Romania	Orange Romania	96.82		6.8		4.9	3.3	GSM900	March 2005 / March 2020
Slovakia	Orange Slovensko	100		2.5		2.4	2.1	GSM900/1800	June 2002 / July 2022
Switzerland	Orange Communications S.A.	100		1.2		1.1	1.1	GSM1800	December 2000 / Dec. 2016
Moldavia	Voxtel	54.9		0.7		0.5	0.3	GSM900	–
Egypt	MobiNil/ECMS	71.25	(2)	4.8		2.9	2.1	GSM900	–
Botswana	Orange Botswana	51		0.3		0.2	0.2	GSM900	–
Cameroon	Orange Cameroun	100		1.0		0.75	0.5	GSM900	–

Rest of the world				Total number of customers controlled by France Telecom (in millions)
Country	Operator	Share of interest controlled (in %)		December 31, 2005	December 31, 2004	December 31, 2003	2G Licenses	3G Licenses Attribution date / Renewal date
Ivory Coast	Orange Côte d’Ivoire	85		1.3	0.85	0.6	GSM900/1800	–
Madagascar	Orange Madagascar	65.9	(3)	0.3	0.2	0.1	GSM900	–
Dominican Republic	Orange Dominicana	100		1.0	0.7	0.6	GSM900	–
Senegal	Sonatel Mobiles	42.3		1.0	0.3	0.2	GSM900/1800	–
Mali	Ikatel	42.3		0.6	0.1	0.1	GSM900	–
Jordan	Mobilecom	40.0	(4)	0.3	0.2	0.1	GSM900	–
Mauritius	CellPlus	40.0	(5)	0.2	0.15	0.1	GSM900/1800

(1)	Including MVNO. Excluding MVNO, the number of Orange Nederland customers was 1.9 million.

(2)	Orange and Orascom Telecom jointly control MobiNil, which owns 51% of the capital of the operating company ECMS. Accordingly, under IFRS accounting standards, the financial and operating data of MobiNil/ECMS are proportionally consolidated at 71.25%. The total customer base of MobiNil (at 100%) was 6.7 million at December 31, 2005.

(3)	Orange holds 60.8% of Telsea, a holding company that owns 65.9% (percentage appearing in the table) of Orange Madagascar.

(4)	France Telecom controls 40% of operator Jordan Telecom, which itself controls 100% of its mobile subsidiary Mobilecom. Accordingly, under IFRS accounting standards, Mobilecom’s financial and operating data are proportionally consolidated at 40%. The total customer base of Mobilecom (at 100%) was 660,000 at December 31, 2005.

(5)	France Telecom controls 40% of operator Mauritius Telecom, which itself controls 100% of its subsidiary CellPlus. Accordingly, under IFRS accounting standards, CellPlus’s financial and operating data are proportionally consolidated at 40%. The total customer base of CellPlus (at 100%) was 394,000 at December 31, 2005.

4.3.2.2 France

The table below shows the main features of the French mobile telecommunications market and the activities of Orange France, including, unless otherwise stated, the French overseas departments.

	At December 31
	2005	2004	2003
Market penetration rate in France (in %)(1)	79.7	73.9	69.1

Total number of users in France (in millions)(1)	48.1	44.6	41.7

Service plan in France (millions)(1)	30.5	27.4	24.5

Prepaid in France (millions)(1)	17.5	17.2	17.2

Orange France registered customers (in millions)(2)	22.6	21.3	20.3

Orange France service plan, metropolitan France (in millions)(3)	13.8	12.9	11.7

Orange France prepaid, metropolitan France (in millions)(3)	8.6	8.4	8.6

Orange France market share (%)(2)	47.1	47.7	48.8

Orange France network coverage (in % of the population)(4)	99.0	99.0	99.0

(1)	Source: ARCEP.

(2)	Source: Orange France, including MVNO. The number of Orange France customers excluding MVNO was 22.4 million.

(3)	Orange France, excluding MVNO.

(4)	According to Orange France estimates, excluding French overseas departments.

At December 31, 2005, France was the fourth largest market for mobile telecommunications in Western Europe after Germany, Italy and the United Kingdom (source: EMC Database). The growth of the French market in 2005 was 8% (6.8% in 2004 and 8% in 2003).

The penetration rate of 79.7% (73.9% at December 31, 2004 and 69.1% at December 31, 2003), lower than the European average, can be explained by three major specific features of the French market:

-	demographic and geographic features: France is characterized by low average density of 106 inhabitants per km2 and by strong regional disparities (12 regions out of 22 have a density of less than 55 inhabitants per km2; 51.8% of the country has a density of less than 30 inhabitants/km2, and 22.8% of the country is mountainous). According to ARCEP, the penetration rate for two of the three main French regions in terms of population is greater than the European average;

-	the penetration of fixed-line telephony is higher than the European average;

-	the rate for multiple equipment is low in France: 6% compared to 18% on average in Europe.

At December 31, 2005, Orange France had approximately 22.6 million registered customers (including MVNO) (21.3 million at December 31, 2004 and 20.3 million at December 31, 2003) with a market share of 47% (47.7% at December 31, 2004 and 48.8% at December 31, 2003) (source: ARCEP). Excluding MVNO, the number of customers of Orange France was 22.4 million at December 31, 2005.

The priority for Orange France has gone from acquiring customers to creating value and loyalty.

The Orange brand, present in France since June 2001, benefited from a spontaneous recognition rate of 87% in the fourth quarter of 2005.

At December 31, 2005, the Orange France network covered an estimated 99% of the French population (excluding French overseas departments), the same as in 2004 and 2003.

GSM licenses

Orange France holds a GSM license initially issued for a term of 15 years starting on March 25, 1991 and renewed for a further term of 15 years from March 25, 2006. The main conditions for the renewal of this license which also apply to SFR, are as follows: an obligation to provide direct coverage to 98% of the population and an obligation to provide 99% full coverage by providing coverage to undeveloped areas (zones blanches) in addition to standards specifying the quality and availability of the enhanced network, particularly with regard to data transmission. The frequency usage fee will be composed of a fixed amount of 25 million euros per annum and a variable amount equal to 1% of the revenues made using such frequencies. Moreover, certain new obligations will apply to all mobile operators: informing the public and Mayors of the installation of radiocommunication facilities, services for the disabled, anti-theft measures for handsets and the obligation to systematically inform the subscriber, free of charge, of the handset unlocking procedure at the end of a period not exceeding the customer’s commitment period (where applicable, and in any case not exceeding six months).

With regard to covering undeveloped areas, France Telecom signed the July 15, 2003 convention which sets out the first phase of this operation: coverage of approximately 1,800 communes (French local districts) with financing shared among the mobile operators and the local authorities. A supplemental agreement was executed on July 13, 2004 relating to the second phase of this operation and concerns approximately 1,200 communes with financing provided solely by the mobile operators.

In the French overseas departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and Guyana under the Orange brand. Orange Caraïbe had around 600,000 customers at December 31, 2005, compared to around 593,000 customers at December 31, 2004 and around 577,000 at December 31, 2003. In December 2000, Orange Réunion launched its GSM services in the island of La Réunion, where it is competing with the existing operator. At December 31, 2005, Orange Réunion had around 229,000 customers, compared to about 177,000 customers at December 31, 2004 and about 159,000 at December 31, 2003 (source: ARCEP).

UMTS licenses

Four UMTS licenses were awarded in France by a selection process. Only two operators, Orange France and SFR, applied. They were awarded UMTS licenses from the French government in the first round of tenders. After reviewing the terms of each license, the price was set at a one-off license fee of 619 million euros paid by Orange France in September 2001 and an annual license fee equal to 1% of the operating revenues from the UMTS network. Only Bouygues Telecom submitted a bid under the second call for tenders for two other UMTS licenses. Therefore, a total of three UMTS licenses were awarded in France, Bouygues Telecom having obtained its license under similar conditions to Orange France and SFR. The UMTS license awarded to Orange France in August 2001 was for a term of 20 years from the date of its attribution. This stipulates, among other conditions, that Orange France must deploy the UMTS network from mid-2003 (58% coverage rate in voice and data at 144 Kbit/s, 7% coverage of the population at 384 Kbit/s) through mid-2009 (98% and 17% coverage of the population respectively). The ART review of the schedules for the deployment of UMTS by Orange France and SFR, notably due to delays in the availability of network and terminal equipment, started in August 2003. ART (which became ARCEP) published its findings on its website in March 2004 together with the revised obligations applicable to Orange France and SFR:

-	taking into account the industrial circumstances surrounding the development of UMTS, no sanction procedure will be applied to Orange France and SFR;

-	commercial launch is required no later than December 31, 2004, with target deployment to cover 58% of the population by the end of 2005.

The revised obligations will be included in the individual licenses which are to be issued by ARCEP to Orange France and SFR once the new regulatory framework has been fully transposed.

4.3.2.2.1 Orange France products

Orange France offers four major types of products aimed at different categories of users: contract plans, commitment-free plans, the new Orange World multimedia product, as well as, for businesses, the Orange Business Solutions products.

Contract plans

Orange France offers two types of contract plans:

Blocked service plans allow young people from 11 to 25 years old to stay completely within their budgets:

The Orange Zap service plan, especially designed for adolescents, offers reduced rates during certain time slots (after school and during school vacations).

The M6 mobile by Orange service plan, intended more particularly for 18 to 25-year-olds, offers unlimited evening calls from 8:45 p.m. until midnight to Orange and M6 mobiles, which represents over 21 million telephone numbers. Since October 2005, unlimited television has been offered 24/7 on a blocked service plan with access to the M6 Music Hits channel.

These service plans are blocked upon reaching the threshold, but may be recharged by bankcard, by “mobicarte”, or by the “Recharge me” function.

At-will service plans include three product lines offered according to usage and including unlimited KDO:

Orange Classique, which includes 3 service plans (1 hour, 2 hour, and 4 hour) that are adjustable or can be carried over, plus unlimited calls to 3 Orange numbers;

Orange Intense, a choice between 7 service plans (from 1 hour to 10 hours) with SMS or Mo included, unlimited televideo on weekends and unlimited calls to 3 Orange numbers;

Orange Pro, a series of 7 service plans (from 3 hours to 20 hours) fully inclusive for business and personal use, with unlimited daytime calls.

Customers can switch service plans and product lines at any time.

Orange Intense

On October 27, 2005, Orange France launched a new line of service plans and now offers mobile broadband access in all its products. The Orange Intense line is now the benchmark product for offering multimedia to all customers, regardless of the form of mobile chosen (2G, Edge or 3G).

The new Orange Intense plans consist of a voice and video communication credit and a multimedia package including a usage credit for sending SMS (up to 40 SMS), MMS (up to 13 MMS) or datatransfers (up to 10 Mo). Television and video are free on weekends. The new product line consists of 7 monthly voice and video plans: 1 hour at 26 euros, 2 hours at 35 euros, 3 hours at 43 euros, 4 hours at 51 euros, 6 hours at 67 euros, 8 hours at 83 euros, and 10 hours at 99 euros. All these service plans offer free voice and video calls to 3 Orange numbers 24/7.

Commitment-free plans

Orange offers two types of commitment-free products, where per-second rates apply as of the first second:

Mobicarte is based on the “no bill – no subscription ” principle. This product gives access to all handsets in the Orange line. The recharge line is the largest on the market, with 11 products ranging from 5 euros to 100 euros, and up to 50 euros in bonus offers. In 2005, the Mobicarte product was enriched with options allowing for cheaper calling (unlimited weekends, unlimited evenings, unlimited daytime). Since November 2005, Mobicarte customers have had access to 3G and video.

Orange Initial is the simplest form of mobile telephony access, without recharging. This formula offers a subscription for making and receiving calls for 7 euros/month and a flat rate of 0.45 euros/min for all calls to fixed-line and mobile numbers.

Orange multimedia products: Orange World

Orange World offers simplified access to multimedia services, such as television, music, video and visio.

In 2005, two major milestones marked Orange World:

■	the launch of 3G, in December 2004: the arrival of mobile broadband with mobile television, video, music and visio;

■	the launch of Edge, in June 2005, which marked the beginning of a new stage in mobile broadband providing multimedia access to close to 90% of the French population.

The Orange World product relies on two exclusive partnerships:

■	sports through the national soccer (Ligue 1) partnership;

■	film through Star Wars, King Kong, etc;

■	music with Madonna and Jamiroquaï, etc;

■	the Tour de France, the French Open tennis tournament, etc.

Orange World offers a line of 5 monthly products (from 3 euros to 30 euros) and a wide selection of handsets.

On November 29, 2005, the first multimedia convergent product (Internet/mobile) was launched under the name “Mes Services Perso” (“My Personal Services”). It allows customers with an Orange service plan and a Wanadoo broadband subscription to enjoy the following services:

-	a single price plan for sending 65 SMS from mobile (or via Orange.fr) or the Wanadoo portal;

-	access to Wanadoo messaging on the Orange World portal without prior programming;

-	dialogue between Livecom and Orange Messenger instant messaging;

-	the synchronization of their mobile repertoire on the Wanadoo portal.

The “Mes Services Perso” option is a limited series, marketed at the price of 7 euros per month.

At December 31, 2005, Orange had around 1.5 million customers holding an Orange World option or a Pass (for Orange Intense customers) and over 4 million active customers on the Orange World portal.

Orange Business Solutions

Orange France’s objective is to accompany all companies on a daily basis (very small companies, small- to medium-sized companies, large companies or multinationals) helping them develop their efficiency and competitiveness through mobile solutions. Thus, Orange France offers them:

■	a wide range of voice solutions:

-	services to help optimize management of the mobile phone base and to contain costs;

-	added-valued services, such as the mobile virtual private network (Orange VPN) and a unified fixed/mobile VPN product (Business Talk).

■	mobile data solutions allowing for receiving e-mails on mobile and PDA (Orange Blackberry, Orange Bureau, Orange Mail), or solutions for working while traveling via a laptop with the Business Everywhere product. It allows for access to messaging, company information, Intranet, business applications and the Internet, and includes GPRS, EDGE, 3G and Wi-Fi technologies.

■	machine-to-machine services, and

■	after-sales service dedicated to businesses.

4.3.2.2.2 Sales, distribution and customer service

In Metropolitan France, Orange France sells its products and services through a comprehensive range of distribution circuits:

■	on December 31, 2005, the France Telecom distribution network included 712 points-of-sale (663 on December, 2004 and 620 on December 31, 2003) ;

■	supermarkets and large stores;

■	approximately 1,200 independent distributors.

Orange France has also developed its own points-of-sale network: 175 “Mobistore” shops were open on December 31, 2005 (150 on December 31, 2004 and 100 on December 31, 2003).

Orange France “Entreprises” offerings are marketed by networks specializing in sales of services to businesses. There are five Agences Grands Comptes and eleven Agences Entreprises of France Telecom, and approximately 80 independent specialized distributors.

Mobicarte recharges are available mainly from retailers, such as tobacco shops and France Telecom points-of-sale.

7,500 customer advisors work for Orange in France 7 days per week. These specialists are located in the customer centers of the France Telecom group (Orange France and France Telecom), and at the outside service providers.

Customer service is also available in the France Telecom points-of-sale and Mobistore shops.

Finally, subscribers can access some customer service functions via the mobile Internet portal or the Orange voice servers. They may view information about their bills, change their service plans or choose new ones.

4.3.2.3 United Kingdom

The table below shows the main features of the mobile telephone market in the UK and the operations of Orange UK.

	On December 31
	2005	2004	2003
Market penetration rate in the United Kingdom (%)(1)	110.6	101.1	89.15

Total number of users in the United Kingdom (in millions)(1)	66.0	60.4	53.2

Service plan in the United Kingdom (in millions)(2)	21.2	19.9	16.9

Prepaid in the United Kingdom (in millions)(2)	44.8	40.3	34.8

Orange UK active customers (in millions)(2)	14.9	14.2	13.65

Orange UK service plan (in millions)(2)	5.0	4.7	4.5

Orange UK prepaid (in millions)(2)	9.9	9.5	9.2

Orange UK market share (%)(1)	22.1	23.55	25.6

Orange UK network coverage (in % of the population)(2)	99.4	99.4	99.4
(1)	Source: Mobile Communications.

(2)	Source: Orange UK.

On December 31, 2005, the United Kingdom was, in terms of number of users, the second largest mobile telephone market in western Europe after Germany. The mobile telephone market in the United Kingdom grew by about 9.3% in 2005, after 13.8% in 2004 and 4.4% in 2003 (source: Mobile Communications).

The number of mobile telephone users in the United Kingdom grew by approximately 24% in two years, from 53.2 million users on December 31, 2003 to 60.4 million on December 31, 2004 then to 66.0 million on December 31, 2005, which represents approximately 110.6% of the population of the United Kingdom (101.1% on December 31, 2004 and 89.15% on December 31, 2003).

On December 31, 2005, Orange UK counted with approximately 14.9 million active customers (14.2 million on December 31, 2004 and 13.65 million on December 31, 2003) (source: Orange UK) with a market share estimated at approximately 22.1% of active customers in the United Kingdom (23.55% on December 31, 2004 and 25.6% on December 31, 2003) (source: Mobile Communications).

GSM and UMTS licenses

A GSM license was granted to Orange UK in February 1994 and remains in force on the basis of an annual renewal.

Orange UK holds one of the largest mobile telephone networks in the United Kingdom. On December 31, 2005, according to Orange UK, the network covered approximately 99.4% of the population (99.4% on December 31, 2004 and 99.4% on December 31, 2003).

On September 1, 2000, Orange 3G Limited, a subsidiary held 100% by Orange UK, was awarded one of the five UMTS licenses for a period of twenty years, at a cost of approximately 6.6 billion euros. This license covers the two 10 MHz spectrums and one 5 MHz spectrum. For operational reasons, the license was revoked and reassigned to Orange UK. Among other requirements, the terms of the license require Orange UK to be able to provide UMTS telecommunications services to at least 80% of the United Kingdom before December 2007. The UMTS license may be revoked in the event of a significant deviation from one of these terms. If a UMTS license is revoked, amended or abandoned, the purchase cost will only be reimbursed in exceptional circumstances.

The Orange UK third generation network was officially opened in July 2004 with the launching of the “Mobile Office Card” PC card for businesses. In December 2004, Orange opened the third generation network to all users.

4.3.2.3.1 Orange UK products

Orange UK offers two kinds of offers for individuals and special offers for businesses referred to as “Orange Business Solutions”.

For individuals

Monthly service plan

The “Your Plan” service plan is designed for individuals who can use its inclusive communication time to make calls to other fixed-line or mobile networks in the United Kingdom. Moreover, numerous other offerings were introduced to provide a larger choice to customers – for example a package for off-peak times including 1,000 minutes per month, Orange Premier offering a Premium service to the biggest users. Moreover, bundled offerings of SMS, MMS and roaming services and international services are also available.

Orange believes it offers an excellent quality/price ratio to the United Kingdom and has consequently developed the “Orange Value Promise” by which Orange is able to offer a larger choice of rates than any other competing network. If a customer or potential customer of Orange UK believes that a service plan proposed by another British operator is better than one of the Orange UK offerings, Orange UK shall provide to that person an equivalent service at the same price. The “Orange Value Promise” offers customers who subscribe to a monthly service plan at an O2, Vodafone or T-Mobile retailer, an equivalent offering from a selection of non-promotional rates offered.

Customers who have subscribed to a monthly service plan may theoretically cancel their contract with one month’s advance notice, subject to an initial period which is generally twelve months.

“Pay as you go” service plans

Orange “Pay as you go” service plans allow customers to buy a handset and call time when they need it depending on the amount of time they wish to have. This service plan does not currently include fixed fees. A

“Recharge” has no expiration date and there is no minimum commitment period. Customers have several ways to quickly recharge their accounts: recharges, bank cards, payments in cash or with “Swipe” cards at a point-of-sale, or the use of some automated teller machines.

In 2005, Orange UK significantly overhauled its “Pay as you go” plan. These changes include the creation of a new simplified base rate called “Same Rates 24/7” with a “Bonus Top-Up” bonus system that offers customers free call time, calculated on the additional amount purchased in the preceding month. Moreover, Orange launched a new rate that offers customers free bundled transmissions, also calculated on the additional amount purchased in the preceding month. Orange also recently launched an instant voice messaging service “PAYG 3G” called “Talk Now”.

These service plans are completed by “Orange Extras”, which offer customers the opportunity to purchase text, voice, or access Orange World at a reduced price. “Orange Extras” must be used within a specific time (one day, one week, one week-end, one month, etc.) starting from purchase but there is no time commitment for any of the “Pay as you go” service plans.

Orange Business Solutions

In 2002, Orange UK launched “Orange Business Solutions”, a completely integrated business entity to respond to the mobile telephone needs of medium-size businesses, large companies and public-sector organizations. “Orange Business Solutions” which is responsible for complete end-to-end management of its customers, offers a large portfolio of specific products and services for businesses, including a flexible range of voice options, Orange business messaging, mobile messaging and a complete series of other innovative mobile services. Orange also responds to the needs of small businesses by offering voice and data transmission services to facilitate mobile work.

In 2004, Orange launched the third generation network with the “3G Mobile Office Card” PC card for business customers. The Mobile Office Card allows users of laptop computers to connect to the Internet by mobile link, to access e-mail and the systems of their companies as much as seven times faster than by a switched fixed-line. Business Solutions customers now also have access to “European M2M Connect”. This product was launched in the United Kingdom, France and Belgium in 2004, and allows customers to use a web-based platform for communication between computers. “Talk Now” was launched for Business Solutions customers by providing a “Push to talk”-style function (communication with a group of users using a single button) on the Handspring Treo 600 terminal. In 2004, small business customers benefited from the launch of e-mail solutions improved by advisory services and “PC Messenger” services for sending text messages from a desktop computer

Orange UK also provides a complete and flexible range of voice and data service plans for businesses. These are service plans including communication, and combinations of data communication service plans including international roaming packages, GPRS and UMTS.

Orange World

Orange UK has developed a large portfolio of contents accessible from the Orange World portal that can be customized according to customer needs. Entertainment and information services including “Sky News” and sports videos (updated every five hours); exclusive selections of video films such as “Star Wars”; scrolling news and video clips of big movie hits; music downloads and ring tones from “Warner Music”, “EMI”, “Sony/BMG”, “Universal Music”, and “Ministry of Sound”; console-style games such as “Splinter Cell” by Tom Clancy, and Doom and classic titles such as “Tetris” and “Pac-Man”; exclusive backstage access to the Chelsea, Manchester City and Liverpool clubs as well as 80 other soccer clubs; and practical applications such as “Traffic TV”. This last service provides customers with an overview of the traffic conditions on motorways and intercity routes in the United Kingdom as well as direct video access to traffic conditions from selected motorway cameras throughout the United Kingdom.

On December 31, 2005, Orange World users represented about 2.8 million active customers (compared to 2.4 million on December 31, 2004).

4.3.2.3.2 Sales, distribution and customer service

Orange UK sells its products and services in the United Kingdom through a complete range of distribution circuits:

-	Orange UK shops that only sell Orange and France Telecom products. In 2005, the number of shops increased to 291, compared to 264 in 2004 and 253 in 2003.

-	Non-specialized retailers that continue to record a significant number of new Orange customers.

-	Specialized distributors and retailers offering different kinds of Orange UK services and Orange “Pay as you go” cards as well as other products and services. In 2005, there were about 83 of these points-of-sale offering Orange UK services and products.

A specialized sales force managed by Orange UK Business Solutions to acquire and retain corporate customers.

Customers may also obtain Orange products and services and buy accessories at the Orange UK site: www.orange.co.uk.

4.3.2.4 Spain

In November 2005 France Telecom acquired nearly 80% of the shares of Auna, that holds 97.9% of Retevision Movil S.A., a mobile operator whose corporate name is “Amena”. The remaining 2.1% of the capital of Retevision Movil S.A. is owned by Caja de Cataluña. France Telecom will next merge Auna, Retevision Movil S.A. and France Telecom España (which includes, under the brand Wanadoo, the fixed-line and Internet operations of the Group in Spain). When these operations are completed, the France Telecom group will hold 75 to 80% of the new entity. This operation, that fully complies with the criteria for the use of cash defined as part of the NExT program, positions France Telecom to launch convergent offerings based on fixed-line and mobile broadband services in an additional key market.

The table below shows the main features of the mobile telephone market in Spain and the Amena operations.

	On December 31
	2005	2004	2003
Market penetration rate in Spain (%)(1)	105.3	89.1	92.8

Total number of users in Spain (in millions)(1)	42.0	38.3	37

Service plan (in millions)(2)	NA	18.6	15.6

Prepaid (in millions)(2)	NA	20.6	21.9

Amena active customers (in millions)(2)	10.3	9.3	8.2

Service plan (in millions)(2)	5.0	4.3	3.5

Prepaid (in millions)(2)	5.3	5.0	4.7

Amena market share (%)(3)	23.7	24.2	22.1

Amena network coverage (in % of the population)(2)	98.8	98.5	97
(1)	Source: Mobile Communications for 2004 and 2003, figures for 2005 provided by Amena and figures published by competitors.

(2)	Information provided by Amena.

(3)	Source: Mobile Communications for 2004 and 2003. Estimates provided by Amena for 2005.

Amena is one of three mobile telephone operators in Spain, with Telefónica Móviles (Movistar) and Vodafone. On December 31, 2005, Amena estimated that it was third in this market with 10.3 million subscribers (9.3 million on December 31, 2004 and 8.2 million on December 31, 2003) (source: Mobile Communications for 2004 and 2003, and Amena for 2005) and a market share of 23.7% (24.2% on December 31, 2004 and 22.1% on December 31, 2003) (source: Mobile Communications).

Amena obtained the third GSM license in June 1998 and launched its network in January 1999 under the brand “Amena”, thus ending the Telefónica and Vodafone duopoly in mobile telephone that previously controlled the market. In less than 7 years, Amena conquered market share thanks to its innovative sales and promotional policies, strong brand recognition and targeted offerings in the residential market and especially in the youth segment. Amena has been able to increase the value of its loyal subscribers while continuing to take market share from the competition. Amena builds customer loyalty by implementing CRM tools that allow it to measure and evaluate the behavior of its customers by developing new products and services, and by improving the performance of its operations by reinforcing the GSM network.

The Amena network today covers nearly 99% of the Spanish population.

Four UMTS licenses were granted in March 2000, by competitive bid offer, to Amena, Telefónica Móviles España, Vodafone, and Xfera. Initially, the 3G license holders had to launch their services in August 2001. However, given the lack of 3G handsets and the virtual inexistence of infrastructure equipment, the Government deferred the launch date to June 2002. It was envisioned at the time of the launch that the 3G networks would cover the sixteen largest cities in Spain (equal to 25% of the population). However, in December 2002, a new deadline was granted for launching services, and the UMTS was effectively launched on the Spanish market in 2004, during the first quarter of 2004 for Amena.

More than 40 companies received licenses to launch mobile services using networks of other operators (MVNO). No contract with these operators has been entered into as of this date.

Amena Products

Amena provides mobile telephone services that target the residential market and the business market.

The residential market

Prepaid accounts

For customers choosing prepaid plans, Amena offers a large range of rates (“Tarjetas”), targeted according to the various market needs (24-hour same rate, peak/off-peak times rates, special youth rates, etc).

The customer may also choose to take advantage of preferential rates for frequently-called numbers, or even decide to have an Amena number that will only be billed €0.03 per minute. The company launched the possibility of paying for a certain number of minutes (“Módulos”) for a set amount, with the offer including extended promotional periods.

There are numerous ways to recharge the prepaid card, by combining classic “scratch” cards, automated teller machines and call centers.

Package service plans

Package service plans allow customers to obtain lower prices when a minimum monthly use is guaranteed. Special rates are offered, for example for off-peak times, as well as a special rate for very young users.

Following the example of prepaid service plans, the customer may choose advantageous rates for the three most frequently called numbers, select an Amena customer that will only be billed €0.03 per minute, or other options.

For the two segments, a comprehensive loyalty program has been implemented for renewal of handsets “Renove sin puntos”, offering significant discounts on market prices.

The offering for this market is based on the optimization of both utility and leisure services, and on a reduction in the total number of services. The objective is that customers may better understand the services that are available. The offering is thus designed to ensure user-friendliness and transparency, and to allow clients to easily try the various services offered. Amena data services include SMS, MMS, WAP, “information alerts” via SMS and MMS and other services including functions for chat, tunes and pictures, video games and music.

Business market

For the business market, Amena adapts its offering to different needs, uses, types of calls, number of lines and other features of businesses.

Custom solutions have been specifically developed for various sectors (e.g. real estate, shipping) and are offered in partnership with other companies (software developers and others).

As far as data services are concerned, receiving e-mails is the most commonly requested service. This is the reason why a complete range of handsets and technical solutions are offered to satisfy the particular customer needs. Other data services are information services, video calls, Internet or Intranet access.

As for the residential market, a comprehensive customer loyalty program allows renewal of handsets “Renove sin puntos” with significant discounts on market prices.

4.3.2.5 Poland

The table below shows the main features of the mobile telephone market in Poland and the activities of PTK Centertel, the mobile subsidiary of TP Group, wholly-owned by TP S.A.:

	On December 31
	2005	2004	2003
Market penetration rate in Poland (%)(1)	77	60	45

Total number of users in Poland (in millions)(1)	29.2	23.1	17.5

Service plan in Poland (in millions)(2)	11.3	9.6	7.9

Prepaid in Poland (in millions)(2)	17.9	13.5	9.5

PTK Centertel active customers (in millions)(2)	9.9	7.4	5.7

PTK Centertel service plan (in millions)(2)	4.0	3.2	2.5

PTK Centertel prepaid (in millions)(2)	5.9	4.2	3.2

PTK Centertel market share (%)(3)	34	32	33

PTK Centertel network coverage (% of population)(2)	99.5	99.35	99.14
(1)	Source: Mobile Communications for 2004 and 2003, figures for 2005 provided by PTK Centertel.

(2)	Information provided by PTK Centertel.

(3)	Source: Mobile Communications for 2004 and 2003. Estimates provided by PTK Centertel for 2005.

PTK Centertel Sp. z.o.o., (hereinafter “PTK”), is the wholly-owned mobile subsidiary of TP S.A.

PTK obtained four licenses for the provision of telecommunication services: a 15-year license (expiring in August 2012) to operate a GSM1800 digital network, a 25-year license (expiring in December 2016) to operate an NMT 450i analogue network and a 15-year license (expiring in July 2014) to provide a GSM900 service.

In December 2000, PTK obtained a UMTS license for 650 million euros, of which 260 million have been paid-off and the balance of which will be spread out in 18 payments starting in 2005. In compliance with the general conditions of the UMTS license, PTK must provide the UMTS services to at least 20% of the population by the end of 2007. PTK launched commercial UMTS services in November 2005. The UMTS services serve five main urban areas, including Warsaw, and this coverage will be systematically enlarged. The UMTS services are available both for residential customers and business customers.

The GSM dual band network (GSM900 and GSM1800) provides voice and data transmission, including sending SMS, MMS, call transfers, telephone conferences, caller identification and display, and caller identification restriction. Roaming services are also available.

The UMTS network allows better quality services and connections to be offered, and provides access to multimedia services that require high-speed data transmission.

In January 2005, PTK obtained a certificate to register in the “registry of obligations of telecommunications businesses” created by the President of the Office of Telecommunications and Post Regulations. In accordance with the certificate, PTK Centertel is authorized to perform the following telecommunication activities:

■	Provision of telecommunication services in NMT 450 network;

■	Provision of telecommunication services in GSM 900 network;

■	Provision of telecommunication services in GSM 1800 network;

■	Provision of telecommunication services in UMTS 3 G network;

■	Data transmission service; and

■	Leased networks

In April 2005, PTK and Orange Brand Services Ltd signed a brand license agreement, according to which PTK acquired the rights to operate under the Orange brand. PTK launched the Orange global brand in September 2005. In compliance with this contract, PTK paid operating fees of 1.6% of its operating income for the complete use of the Orange brand, as well as the benefits of the roaming and interconnection agreements, the technology, signature handsets, and Orange support services.

On December 31, 2005, PTK had acquired 358 roaming agreements with operators located in 175 countries, thus allowing its users to have access to GSM900, GSM1800 and PCS1900 when traveling outside Poland.

PTK became the second largest Polish mobile network operator in 2003 and reinforced its position in 2004 and 2005 with 9.9 million customers on December 31, 2005 (compared to 7.4 million on December 31, 2004 and 5.7 million on December 31, 2003 (source: Mobile Communications).

The dynamism of the growth of revenues enabled PTK to reach second place in 2005 in terms of value of market share, with a share of 33%.

4.3.2.6 Rest of the world

4.3.2.6.1 Belgium

The following table shows the main characteristics of the mobile telecommunications market in Belgium and the activities of Mobistar.

	On December 31
	2005	2004	2003
Penetration rate in Belgium (%)(1)	85.9	82.5	76.0

Total number of users in Belgium (in millions)(1)	8.8	8.5	7.8

Mobistar active customers (in millions)(2)	2.9	2.8	2.6

Mobistar market share (%)(1)	33.25	33.5	33.4

Mobistar revenues (in millions of euros)	1,453	1,344	1,167

Mobistar network coverage (% of population)(2)	99.0	99.0	99.0
(1)	Source: Mobile Communications.

(2)	Information provided by Mobistar.

Orange provides mobile services in Belgium through Mobistar. Mobistar was formed in 1995, awarded its GSM900 license in the same year and launched its services in August 1996. On December 31, 2005, Orange held 50.18% of Mobistar’s capital. The remaining capital is held by the Belgian company Telindus (4.62%), in the process of acquisition by the historic Belgian operator Belgacom, with the balance of 45.20% being held by members of the public following the initial public offering of Mobistar shares on Euronext Brussels in October 1998.

Mobistar was the second operator to enter the Belgian market and had the second highest market share on December 31, 2005 (source: Mobile Communications).

To improve the quality and the capacity of its network, Mobistar set up a GSM1800 network in 2001. Mobistar implemented its GPRS network with an estimated coverage of 99% of the population, in January 2001. In May 2001, Mobistar was the first operator to launch an offering of commercial GPRS services for the Belgian business market. Mobistar has offered GPRS handsets since May 2001 and GPRS services to residential customers since August 2002. Mobistar launched MMS services in January 2003.

Mobistar distributes its services through major retail outlets and over 100 specialized retail shops.

During 1998, Mobistar was awarded fixed-line telephone licenses and infrastructure licenses and, as a result, offers an indirect access telephone service to individuals and to small- and medium- sized businesses. Mobistar also provides fixed-line telephone services, data transmission services and mobile telecommunications services to businesses.

In March 2001, Mobistar obtained a 20-year UMTS license from the Belgian government based on a bid of 150 million euros. The conditions of the license require that Mobistar should, among other requirements, operate its network between 2005 and 2011. Mobistar met its first commitments by introducing the technology in Belgium as of September 2003. This first stage was validated by the regulator. Under the license conditions, the license could be revoked and penalties applied if the licensee fails to meet its obligations. The next stage in the launch of UMTS for Mobistar is the implementation, before January 1, 2006, of a network covering 30% of the population. In order to reach this objective, sites have been acquired to fulfill the coverage obligation despite recurring difficulties in obtaining the necessary administrative authorizations.

4.3.2.6.2 The Netherlands

The following table shows the main characteristics of the mobile telecommunications market in the Netherlands and the activities of Orange Nederland N.V.

	On December 31
	2005	2004	2003
Penetration rate in the Netherlands (%)(1)	102.1	93.7	82.9

Total number of users in the Netherlands (in millions)(1)	16.3	15	13.3

Orange Nederland N.V. active customers (in millions)(2)	2.0	1.7	1.3

Orange Nederland N.V. market share (%)(1)	12.1	11.3	10.0

Orange Nederland N.V. revenues (in millions of euros)(2)	635	592	465

Orange Nederland N.V. network coverage (% of population)(2)	99.9	99.9	99.9
(1)	Source: Mobile Communication, including MVNO.

(2)	Source: Orange Nederland N.V.

Orange provides mobile services in the Netherlands through its wholly-owned subsidiary, Orange Nederland N.V. Formed in 1997, Orange Nederland N.V. was awarded a GSM 1800 license in February 1998 and launched its operations in January 1999. On March 31, 2003, Orange Nederland N.V. changed its name (abandoning Dutchtone N.V.) and rebranded its activities under the Orange name.

On December 31, 2005, according to its own estimates, Orange Nederland N.V. covered 99.9% of the population of the Netherlands and had a 12.1% market share with approximately 2.0 million active customers (source: Mobile Communications).

On December 31, 2005, Orange Nederland N.V. was one of four key operators in the competitive wireless telephone market in the Netherlands. The implementation of Orange services such as Orange World and Orange signature handsets, the strength of the Orange brand and the focus on customer service, have all made it possible to achieve 16% growth in controlled subscribers from December 31, 2004 to December 31, 2005, the highest rate in the market.

Orange Nederland N.V. owns 53 shops and also runs an Internet point-of-sale.

In July 2000, Orange Nederland N.V. was awarded one of the five UMTS licenses offered for tender, at a cost of 436 million euros. The term of the license is 15 years. The license covers two 10 MHz spectrums and one 5 MHz spectrum. The conditions of the license require that Orange Nederland N.V. must, among other requirements, be able to cover all cities in the Netherlands by the beginning of 2007. The license could be revoked should Orange Nederland N.V. fail to meet this requirement.

4.3.2.6.3 Romania

The following table shows the main characteristics of the mobile telecommunications market in Romania and the activities of Orange Romania.

	On December 31
	2005	2004	2003

Penetration rate in Romania (%)(1)	59	45	31.55

Total number of users in Romania (in millions)(1)	13.2	10.3	7.0

Orange Romania registered customers (in millions)(2)	6.8	4.9	3.3

Orange Romania market share (%)(1)	52	48.3	47.1

Orange Romania revenues (in millions of euros)	870	624	467

Orange Romania network coverage (% of population)(2)	96.6	96.5	95.0
(1)	Source: Mobile Communications for 2003 and 2004. Figures for 2005 provided by Orange Romania.

(2)	Source: Orange Romania.

Orange operates mobile services in Romania through its subsidiary Orange Romania. Orange Romania was formed and was awarded a GSM900 license for a period of 15 years in 1996. On December 31, 2005, Orange

Romania was estimated as covering approximately 96.6% of the Romanian population and, with 6.8 million active customers, held the largest market share ahead of MobiFon/Connex. Orange holds 96.82% of Orange Romania’s share capital, the remainder being held by minority share holders.

Orange Romania was the fourth mobile operator to enter the Romanian market and believes that it currently ranks first on this market.

Following an invitation to tender launched in August 2004, licenses lasting 15 years were awarded to Orange Romania and Mobifon (Connex) in November 2004. A minimum coverage is required for Bucharest and ten large cities in 2011. The license cost 35 million US dollars. Annual operating fees in the amount of 1.2 million euros per FDD frequency block and 0.6 million euros per TDD frequency block are also due.

4.3.2.6.4 Slovakia

The following table shows the main characteristics of the mobile telecommunications market in Slovakia and the operations of Orange Slovensko.

	On December 31
	2005	2004	2003
Penetration rate in Slovakia (%)(1)	82.0	78.2	68.3

Total number of users in Slovakia (in millions)(1)	4.4	4.3	3.7

Orange Slovensko active customers (in millions)(2)	2.5	2.4	2.1

Orange Slovensko market share (%)(1)	56.2	55.3	56.1

Orange Slovensko revenues (in millions of euros)	556	480	392

Orange Slovensko network coverage (% of population)(2)	99.3	99	98.5
(1)	Source: Mobile Communications.

(2)	Source: Orange Slovensko.

Orange operates mobile services in Slovakia through its subsidiary Orange Slovensko. Orange holds 100% Orange Slovensko’s capital, following the repurchase of minority shares in November 2005. Orange Slovensko was formed in 1996 and was awarded its GSM900 license in the same year. In August 2001, Orange Slovensko’s license was extended to GSM1800. On December 31, 2005, Orange Slovensko estimated that its network covered 99.3% of the Slovakian population and that it had the largest market share in the country with approximately 2.5 million active customers.

In addition, Orange Slovensko was awarded a UMTS license in June 2002 for approximately 1.5 billion Slovakian kroners (approximately 35 million euros) and an annual operating fee of 0.08% of license-generated revenues. The UMTS license is granted for a period of 20 years from the date of award. Under the conditions of the license, Orange Slovensko may be required by another national operator to achieve network coverage of 20% by December 31, 2006, in order to enter into a roaming agreement with that operator.

4.3.2.6.5 Switzerland

The following table shows the main characteristics of the mobile telecommunications market in Switzerland and the operations of Orange Communications S.A.

	On December 31
	2005	2004	2003
Penetration rate in Switzerland (%)(1)	95.5	87.7	84.8

Total number of users in Switzerland (in millions)(1)	6.9	6.2	6.1

Orange Communications S.A. active customers (in millions)(2)	1.2	1.1	1.1

Orange Communications S.A. market share (%)(1)	18.2	18.2	17.8

Orange Communications S.A. revenues (in millions of euros)	875	834	775

Orange Communications S.A. network coverage (% of population)(2)	99.3	98.7	98.6
(1)	Source: Mobile Communications.

(2)	Source: Orange Communications S.A.

Orange operates in Switzerland through its subsidiary Orange Communications S.A. that was formed in January 1998 and obtained its GSM1800 license in May 1998. Orange holds 100% of Orange Communications S.A.’s capital and 100% of its voting rights. On December 31, 2005, Orange Communications S.A. held a market share of approximately 18.2% with 1.2 million of active customers and estimated that its network covered 99.3% of the Swiss population.

Orange Communications S.A. was the third operator to enter the Swiss market and was third in terms of market share on December 31, 2005 (source: Mobile Communications).

In December 2000, Orange Communications S.A. was awarded a 15-year UMTS license at a cost of 55 million Swiss francs (approximately 35 million euros). This license covers two 15 MHz spectrums. Three other licenses were awarded to SwissCom Mobile A.G., TDC Schweiz A.G. and 3G Mobile A.G. The license conditions require that Orange Communications S.A. should, among other requirements, be able to cover 50% of the population before the end of 2004, a condition that has been satisfied. There is presently no risk of having to pay any penalty, or of the license being revoked.

4.3.2.6.6 Moldova

The following table shows the main characteristics of the mobile telecommunications market in Moldova and the operations of Voxtel.

	On December 31
	2005	2004	2003
Penetration rate in Moldova (%)(1)	26.6	19.0	-

Total users in Moldova (in millions)(1)	1.16	0.84	0.53

Voxtel customers (in millions)(1)	0.67	0.46	0.29

Voxtel market share (%)(1)	57.6	54.4	54.6

Voxtel network coverage (%)(2)	87.4	84.4	79.9
(1)	Source: Mobile Communications.

(2)	Information provided by Voxtel.

Orange is active in Moldavia through its subsidiary Voxtel, which was formed in 1998 and which obtained its license in the same year. In 2003, the license was extended to GSM 1800 MHz. France Telecom and Orange Romania own 51% and 3.9% of the equity respectively.

4.3.2.6.7 Other controlled mobile operations, outside Europe

Egypt: Orange holds 71.25% of MobilNil (MobiNil Telecommunication S.A.E.), which in turn holds 51% of Egyptian Company for Mobile Services (ECMS), an operating company that operates under the MobiNil brand name. Orange holds 71.25% of MobiNil and the Egyptian group Orascom Telecom holds 28.75%. Orascom Telecom also directly holds 16.6% of ECMS. The remaining 32.4% of ECMS’s capital is listed on the Cairo and Alexandria Stock Exchange.

ECMS was established in 1998 and was awarded its GSM900 license the same year. On December 31, 2005, according to ECMS estimates, its network covered approximately 94% of the population of Egypt, compared to 91% on December 31, 2004, the same as on December 31, 2003. ECMS estimates that it held a market share of 55.1% on December 31, 2005 (approximately 53.75% on December 31, 2004 and 52.4% on December 31, 2003) with approximately 6.7 million active customers on December 31, 2005 (4.0 million active customers on December 31, 2004 and 3 million active customers on December 31, 2003), that is 4.8 million active customers for the Orange proportional share (2.9 million active customers on December 31, 2004 and 2.1 million on December 31, 2003). ECMS believes that it is the leader in this market (source: Informa Telecoms & Media’s World Cellular Information Service).

Botswana: Orange has a 51% shareholding in Orange Botswana, which launched its GSM900 network in June 1998 under the name of Vista Cellular. Orange Botswana has been operating under the Orange brand since March 2003. Orange Botswana had approximately 244,000 active customers on December 31, 2005 (approximately 194,000 active customers on December 31, 2004 and approximately 163,000 active customers on December 31, 2003) and held second place in terms of market share among the two operators present in this market (second in 2004 and 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

Cameroon: Orange Cameroon is 99.5% owned by the France Telecom Group. Orange Cameroon launched its GSM900 service in January 2000 under the name Mobilis. Orange Cameroon has operated under the Orange brand since June 2002. Orange Cameroon had approximately 943,000 active customers on December 31, 2005 (approximately 748,000 active customers on December 31, 2004 and approximately 539,000 on December 31, 2003). Orange Cameroon held second place in terms of market share among the two operators present in this market (second in 2004 and first in 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

Ivory Coast: Orange has an 85% shareholding in Orange Côte d’Ivoire, which launched its GSM900 network in 1996 under the Ivoiris brand. Since January 2002, Orange Côte d’Ivoire has operated under a GSM900/1800 license. Since May 2002, Orange Côte d’Ivoire has operated in the Ivory Coast under the Orange brand. Orange Côte d’Ivoire had approximately 1.3 million active customers on December 31, 2005 (approximately 844,000 active customers on December 31, 2004 and approximately 586,000 active customers on December 31, 2003) and held first place in terms of market share among the three operators present in this market (first in 2004 and 2003) (source: Informa Telecoms & Media’s World Cellular Information Service). The current events in the Ivory Coast constitute a risk for Orange’s operations there (see section 3.3 “Risk factors”).

Madagascar: Orange has a 51% shareholding in Telsea, which holds 65.9% of Orange Madagascar (formerly Société Malgache de Mobiles). Telsea launched its GSM 900 network in March 1998 under the Antaris brand. Orange Madagascar has operated under the Orange brand since June 2003. Orange Madagascar had approximately 279,000 active customers on December 31, 2005 (169,000 active customers on December 31, 2004 and approximately 144,000 active customers on December 31, 2003). Orange Madagascar held first place in terms of market share among the two operators present in this market (first in 2004 and 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

Dominican Republic: Orange has a 100% shareholding in Orange Dominicana, which launched its GSM900 network in November 2000 under the Orange brand. Minority interests representing 14% of the capital were repurchased in September 2005. On December 31, 2005, Orange Dominicana estimated it had approximately 950,000 active customers (approximately 704,000 active customers on December 31, 2004 and approximately 562,000 active customers on December 31, 2003) and occupied second place in terms of market share on December 31, 2005 among the five operators present in the market (second place on December 31, 2004 and on December 31, 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

Other controlled mobile operations:

Senegal: Sonatel Mobiles SA, wholly-owned by Sonatel SA which is 42.3% held by France Telecom, operates under the brand Alizé. Sonatel Mobiles SA was formed in 1999, using a GSM license awarded to Sonatel SA in 1996. On December 31, 2005, according to Sonatel Mobiles SA estimates, the network of this latter covered approximately 54% of the populated area of Senegal. On December 31, 2005, Sonatel Mobiles SA estimates that it held a market share of approximately 58.8% (about 69.6% at 31 December 2004 and 76% on December 31, 2003) with approximately 982,000 customers on December 31, 2005 (approximately 780,000 customers on December 31, 2004 and approximately 576,000 customers on December 31, 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

The competition is represented by the company Sentel, a subsidiary of the Millicom International group.

Mali: Ikatel SA, a subsidiary owned 69.6% by Sonatel SA, operates under the brand Ikatel. Ikatel SA started its commercial operations in 2003 following the award of a license in 2002 by the Mali government for fixed-line, mobile and Internet operations. On December 31, 2005, Ikatel SA estimated that it held a mobile services market share of approximately 71.3% (approximately 83.2% on December 31, 2004 and approximately 70% on December 31, 2003) with approximately 561,000 customers on December 31, 2005 (approximately 336,000 customers on December 31, 2004 and approximately 184,000 customers on December 31, 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

Jordan: In 2000, MobileCom (Petra Jordanian Mobile Telecommunications Co.), a wholly-owned subsidiary of the operator Jordan Telecom, itself controlled 40% by France Telecom, was the second GSM operator to enter the mobile telephone market in Jordan, after 5 years of exclusive service by the operator Fastlink (an MTC company). MobileCom introduced GRPS and MMS services in the middle of 2002, and limited EDGE coverage in 2004.

MobileCom counts more than 615 sites in the country, and provides coverage to 99.7% of the population and 58.7% of the territory.

On December 31, 2005, MobileCom held a market share of approximately 22.6% (approximately 27.8% on December 31, 2004 and 27.2% on December 31, 2003) with approximately 660,000 customers on December 31, 2005 (approximately 455,000 customers on December 31, 2004 and approximately 352,000 customers on December 31, 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

In April 2004, Xpress, a company held by Jordanian and Saudi shareholders was the third to enter the market, using iDEN technology, and in June 2005, Umniah was the fourth and last GSM operator to enter the Jordanian market. It was a joint-venture between a Jordanian businessman and Kuwaiti investors (Global).

Mauritius: Cellplus Mobile Communications Ltd, formed in March 1996, is a wholly-owned subsidiary of Mauritius Telecom, an operator 40% controlled by France Telecom. Cellplus Mobile Communications Ltd was the second operator to enter the mobile telephone market in Mauritius, after seven years of exclusive presence of Emtel (a common company incorporating Millicom and a local company). Emtel introduced its GSM services in November 1999 and its 3G mobile telephone service in November 2004. MTML, a subsidiary of the Indian operator MTNL, is due to enter the mobile market in early 2006.

Cellplus Mobile Communications Ltd. obtained a license and began its commercial operations in October 1996. The company conducts its operations on GSM 900 MHz and GSM 1800 MHz frequency bands and has provided GPRS service since December 2004. Cellplus counts more than 165 sites in the country, and provides coverage to 99% of the population, and over 98% of the territory. Cellplus is the only operator that provides coverage to Rodrigue Island, an island belonging to Mauritius. Today, Cellplus employs 180 workers and is the leader in the local mobile market, with a market share of 65.2% on December 31, 2005 (69% on December 31, 2004 and 65% on December 31, 2003), and with approximately 394,000 customers on December 31, 2005 (approximately 380,000 at December 31, 2004 and approximately 326,000 on December 31, 2003) (source: Informa Telecoms & Media’s World Cellular Information Service).

4.3.2.6.8 Mobile operations : Other participations

Austria: ONE

The following table shows the main characteristics of the mobile telecommunications market in Austria and the operations of ONE.

	On December 31
	2005	2004	2003

Penetration rate in Austria (%)(1)	104.7	95.5	89.5

Total users in Austria (in millions)(1)	8.6	7.8	7.3

ONE active customers (in millions)(1)	1.8	1.5	1.5

ONE market share (%)(1)	20.7	19.0	20.2
(1)	Source: Mobile Communications.

Orange holds an interest of approximately 17.5% in ONE GmbH capital. The other members of the consortium are the German conglomerate E.ON and the Norwegian and Danish mobile telecommunications operators, respectively Telenor and TDC.

The ONE consortium was awarded the third Austrian mobile license in 1997. ONE launched its digital GSM1800 service in 1998 under the brand ONE. On December 31, 2005, the ONE network covered, according to its own estimates, approximately 98% of the population. On December 31, 2005, ONE counted with 1.8 million active customers. On December 31, 2005, ONE held a 20.7% share of the total market and occupied the third place in terms of market share. Mobilkom Austria held a market share of 39.5%, T-Mobile held a 24.2% share of the total market, Telering held a 12.1% share of the total market and 3Austria held a 3.6% share of the total market.

ONE was awarded a 20-year UMTS license on November 20, 2000 in consideration of an operating fee of 120 million euros.

Portugal: Sonaecom / Optimus

In November 2005, the France Telecom group contributed to Sonaecom the investments (20.18% of capital and 10.09% of voting rights) that it held in the capital of Optimus, the third Portuguese mobile operator, as well as in the capital of Novis (43.33%, fixed operations) and of Clixgest (43.33%, Internet operations). France Telecom thus no longer has direct investment in these subsidiaries of Sonaecom, but now holds 23.7% of Sonaecom’s capital.

On December 31, 2005, the Sonaecom network, through its subsidiary Optimus covered, according to its own estimates, approximately 99% of the Portuguese population. At that date, Optimus had approximately 2.4 million registered customers (2.1 million registered customers on December 31, 2004 and 2.0 million registered customers on December 31, 2003) (source: Mobile Communications).

The market penetration rate in Portugal was 116.2% on December 31, 2005 (106.4% on December 31, 2004 and 97.4% on December 31, 2003), with approximately 11.6 million mobile customers in Portugal (10.6 million customers on December 31, 2004 and 9.7 million customers on December 31, 2003) (source: Mobile Communications). Optimus was the third operator to enter the Portuguese market and is the third in terms of market share with a market share of 20.4% on December 31, 2005 (20.1% on December 31, 2004 and 20.5% on December 31, 2003) (source: Mobile Communications).

When the Portuguese government awarded four UMTS licenses in December 2000, Optimus acquired a license for 100 million euros. The term of the license is 15 years. The conditions of the license required that, among other requirements, Optimus must cover 24.7% of the population from then until June 4, 2005. This objective has been largely exceeded with a population coverage reaching nearly 48% at the transmission rate of 128 kbps.

4.3.2.7 Licensing agreements

The brand “Orange” was first launched in the United Kingdom in 1994 and has since been licensed to 18 mobile telecommunications operators. In Europe, the Orange brand is currently licensed to Orange companies operating in the United Kingdom, France, the Netherlands, Romania, Slovakia and Switzerland, as well as to PTK Centertel, a subsidiary of the TP Group in Poland. Outside of Europe, the Orange brand has been licensed to Orange companies in Botswana, Cameroon, Ivory Coast, Madagascar, the Dominican Republic and to companies outside Orange in Australia, India, Israel and Thailand.

Under these Orange brand licensing agreements, Orange assists its licensees in promoting the brand in national markets by providing them with support services and giving them access to other resources of the brand.

4.3.2.8 Roaming

Roaming allows mobile customers to make and receive calls while in the coverage area of a network to which they are not subscribers and to be billed for this service by their home network. Mobile customers who are roaming can expect to enjoy substantially the same services, features and security while traveling as they do with their home networks. Orange’s roaming service was entirely created using the GSM technical standard and the policies and procedures established by the GSM Association.

Orange’s roaming policy is set in accordance with local market conditions by the individual Orange companies. The roaming rates charged to customers reflect the wholesale charges between operators and the pricing policy applied by each operator for its customers. Orange is gradually rolling out flat-rate roaming tariffs through its European operations. These flat rates provide greater clarity to the end-users and allow customers to better understand and predict their roaming expenses. Orange is proactively approaching the market with innovative roaming offers adapted to the needs of each major account category.

Orange brings a high level of service continuity to its networks for its clients in Europe. While traveling, customers now have seamless access to their voice mail on the Orange networks and can receive caller line identification for incoming calls. Orange delivers this continuous customer service on its networks through its close cooperation with France Telecom’s Network Operators and Information System Division which provides interconnection with the Orange networks. Orange is progressively expanding its footprint and range of services consistently, primarily through the Freemove Alliance.

In view of the ongoing challenges of the wholesale roaming market, Orange is currently charging one of the lowest GPRS roaming wholesale prices in Europe, in a determined move to encourage data roaming within the industry.

Orange is focusing on boosting usage and offering seamless customer experiences in its non-European operations across the globe with the aim of achieving a quality of service similar to that which will be available in Europe in 2006.

4.3.3 HOME COMMUNICATION SERVICES

Home communication services segment include the fixed telecommunications service (fixed-line telephone, Internet services, operator services) in France, Poland and the rest of the world, as well as the distribution operations and support functions provided to other segment of the France Telecom Group.

Home communication services operations realized net revenues of 22.5 billion euros in 2005 (22.4 billion euros in 2004), before intra-Group eliminations.

The operations in this sector are carried out in three geographical areas:

-	France: with the operations conducted mainly by the following operational divisions:

■	Home communication services: for all communications services at home, particularly including broadband services;

■	Sales and Services France: for distributing all the Group’s products in France in the consumer and small- and medium- sized business market; as well as by:

■	the Content division, business divisions (Networks, Operators and Information Systems; Research and Development; Technologies), and the support functions.

-	Poland, with the fixed-line and Internet operations of the TP Group (TP S.A. and its subsidiaries), except for mobile operations.

-The	rest of the world, with mainly the subsidiaries France Telecom Espaňa, Wanadoo UK, Wanadoo Nederland in Europe, as well as, outside Europe, the non-mobile operations of Sonatel in Senegal, Côte d’Ivoire Télécom in the Ivory Coast, Jordan Telecom in Jordan and Mauritius Telecom in Mauritius.

In the Home communication services segment, France Telecom’s strategy in Europe primarily consists of offering an enhanced range of services based on ADSL broadband and the rapid spread of Livebox. This strategy has resulted in the integration of Wanadoo within France Telecom S.A. and the acquisition of a leader position in the ADSL market in Europe.

In February 2004, with a view to integrating Wanadoo’s access and portal services within France Telecom and to improving the Group’s position on the broadband market, France Telecom launched a public tender and exchange offer for the Wanadoo S.A. shares it did not already hold, and subsequently, in June 2004, a public tender offer followed by a compulsory purchase procedure. In July 2004, at the end of these operations, France Telecom held all the capital of Wanadoo S.A. The companies Wanadoo S.A. and Wanadoo France, whose main operations were to supply Internet access, were merged within France Telecom in September 2004.

In the ADSL access market in Europe, France Telecom counted 7.4 million customers on December 31, 2005. On September 30, France Telecom held first place in Europe and second place world-wide with 6.6 million customers (source: DATAXIS).

The table below shows the breakdown of France Telecom’s ADSL customers per type of offer (in thousands of subscribers) for all European countries where France Telecom operates.

Country	2005	2004	2003
France	4,457	2,927	1,738

United Kingdom	906	569	158

Netherlands	331	267	118

Spain	563	379	190

United Kingdom / Spain / Netherlands	1,800	1,215	466

Poland	1,144	631	133

Total	7,401	4,773	2,337

The activities of the Home communication services segment are described below:

4.3.3.1 France

The operations of the “Home communication services” segment in France include the following:

■	fixed-line telephone services offered to consumers (residential and small businesses not included in the small and medium-size business market);

■	Internet access operations offered to the consumers, henceforth carried out within France Telecom S.A. in France;

■	other consumer services (payphone and card services, gateway and e-commerce services);

■	services to operators; and

■	sales and distribution operations.

On December 31, 2005, France Telecom counted in France on the consumer market 26.9 million fixed-line service lines (27.5 million on December 31, 2004 and 27.6 million at December 2003). On December 31, 2005, 9.4 million lines used ADSL (6.3 million on December 31, 2004 and 3.3 million on December 31, 2003), sold by France Telecom or by other operators and providers of Internet access.

France Telecom is accelerating its Broadband Plan for regional coverage. The following table shows the percentage of the population covered by ADSL services in France:

	2005	2004	2003	2002
Coverage of national territory in % of the population	97%	90%	79%	70%
Source:	France Telecom

4.5 million customers have subscribed to an ADSL offer from France Telecom, which held a 47.5% share of the ASDL market (2.9 million on December 31, 2004, i.e. a 46.8% market share, 1.7 million on December 31, 2003, i.e. a market share of 52.1%). “Livebox”, a France Telecom multi-service gateway reached 1.6 million on December 31, 2005 (0.2 million on December 31, 2004).

4.3.3.1.1 Home communication services for the General Public

France Telecom’s standard fixed-line services are subscriptions, local and long-distance telephone communications in France and international calls. France Telecom also offers its fixed-line subscribers a broad range of value-added services. France Telecom also offers narrowband Internet services and an extended range of broadband services on ADSL. Beyond Internet services, France Telecom offers new ASDL online services like Voice over IP, television on ADSL and videophone.

Fixed-line service offers have significantly changed since mid-2004, with the growing number of ADSL customers and the increase in available ADSL speed. The speed proposed for access by ADSL has significantly increased in 2004 and 2005, with the launch of “eXtense DébitMax” offer in November 2004, which proposes the maximum available ADSL speed according to the technical characteristics of each line, able to reach up to 8 Mb/s, and up to 18Mb/s with the launch of “Débitmax2” in the Paris sites in December 2004, extended to 14 large cities in May 2005.

France Telecom’s rates for fixed-line telephone are subject to special regulations. Under the universal service call for tender issued by the French State last November, France Telecom submitted a global proposal on January 10, 2005. The ART indicated its approval of that proposal and reported its decision in February 2005.

That proposal provides, with regard to the period 2005-2008, for:

■	a gradual increase in the subscription tariff of 23%, in order to align with the European average and to finance network, with the first stage increasing the monthly rate from 13 euros to 13.99 euros, including VAT, in March 2005;

■	an immediate reduction by 7% of the subsidized subscription; and

■	a reduction of at least 26% in call rates over the relevant period.

In response to certain requests made by ARCEP (the new name for ART) and the French Government, France Telecom gave certain additional undertakings with a view to contributing towards fostering competition in the sector by way of new wholesale subscription and broadband resale offers, as well as measures aimed at improving the competitiveness of unbundled access:

■	the unbundling commissioning costs went from 78.7 euros excluding VAT to 50 euros excluding VAT for full unbundled access, and to 55 euros excluding VAT for partial unbundling;

■	in conformity with the undertaking made on January 10, 2005, a new standard offer for total unbundling was sent to ARCEP and published on July 27, 2005, recording a reduction by 1 euro exclusive of VAT of the rate for total unbundling;

■	the undertaking has been made to achieve a quality of service for total unbundling that is in line with that for partial unbundling. A list of indicators was communicated to ARCEP on June 1, 2005, in order to measure the progress that has been made in this respect. France Telecom publishes its tableau de bord (management chart) of technical service quality, which is a first in Europe. The average time for completion of unbundling is much shorter than the contractual times;

■	the wholesale offer for resale of the subscriptions was transmitted to ARCEP with a view to implementation by April 1, 2006 and the ADSL wholesale offer enabling end customers to access a broadband service without having to pay for a subscription is being developed.

4.3.3.1.1.1 Subscriptions and services

Access to the telephone network is provided via the telephone line, for which customers are charged fixed access costs upon the installation of the line and a monthly subscription for line maintenance and supply of basic services (inclusion in the telephone directory, access to high-quality customer service, use of France Telecom’s exclusive services such as, for example, voice-mail, restricted calling line identification on a call by call basis and itemized billing). New services are added on a regular basis.

■	Connection to the telephone network

Telephone line connection fees were raised from 46.12 euros including VAT to 55.00 euros including VAT in March 2005, at the same time as the subscription rate.

Call out costs are also billed where the installation of a line requires the onsite presence of an engineer. The network access price includes, where the customer’s premises do not already have them, the supply of one (or two) telephone sockets. Call out charges are billed in the following three cases:

-	when no lines are connected to the customer’s premises;

-	when the customer requests extra lines or sockets; and

-	when the internal lines servicing the customer’s premises are defective.

■	Subscription to the telephone service

France Telecom offers a range of subscriptions designed to satisfy the various needs of residential, professional and business customers.

The differences mainly concern service commitment levels (warranties related to service restoration time) and the availability of line-related services (number identification, for example, or the possibility of publication in business directories).

In April 2004, the range of business contracts was enhanced by the addition of a new contract, the Professional Services Contract, which automatically includes a large range of services together with a choice of two additional services to be selected (for example, from caller name identification, voice-recognition address book, call transferring or call waiting services).

In March 2005, the price of the subscription increased by 7.6%. The price rose from 13.00 euros including VAT to 13.99 euros including VAT for individuals, with company subscriptions dropping by 7.28%, from 7.00 euros to 6.49 euros including VAT. The subscription for professional contracts remained unchanged at 13.10 euros before tax.

Starting on October 1, 2005, the general conditions for telephone subscriptions sales were modified, the minimum commitment time for opening a telephone line was reduced by half, from 12 to 6 months. More flexibility was introduced to allow customers wishing to subscribe to an offering for total unbundling to terminate their subscriptions without incurring any penalties.

■	Telephone directory service

As a fixed-line telephone operator, France Telecom manages the database containing the directory information of its subscribers. This database, subject to subscribers’ rights for the protection of contact information, is provided to directory services suppliers and publishers of directories that request it.

France Telecom markets this database for different purposes, notably direct marketing, data improvement, and helping safeguard human lives through the emergency services SAMU (mobile emergency services), Fire Protection districts and Police.

In addition, France Telecom provides publishing assistance for alphabetical directory media, i.e. the Annuaire® (white pages published per department) and the number 3611 for alphabetical searching.

By the decree of March 3, 2005, France Telecom was designated, for 2 years, to provide, as part of the universal service, a universal directory (printed and electronic) and a universal directory service.

For information on the contractual relationship between France Telecom and the PagesJaunes Group regarding directories, see the item on the PagesJaunes Group in section 7 “Organization chart”.

■	Value-added services

France Telecom is continuing its policy of developing services, some of which result in the payment of a monthly subscription that contributes to subscription revenues. Thus, for personal customers, France Telecom has for several years now offered value-added services such as answering services, call waiting, automatic call redial of the last number, call transfer, three-way calling, caller number display and caller name display, moving services such as number retention.

The offer continues to add innovative services: having offered fixed-line SMS, and the directory “Mes contacts” (my contacts, a voice recognition address-book), associated with Internet or minitel access, France Telecom launched “Fun Tones” in June 2005, a call tone customization service, available on Orange mobiles and fixed lines.

10.4 million customers subscribed for an added-value service on December 31, 2005 (9.2 million on December 31, 2004 and 7.9 million on December 31, 2003).

4.3.3.1.1.2 Calling services

Telephone calls are billed either per unit according to their duration or on a package basis. France Telecom is also continuing to develop new offers to meet changing uses and different consumer profiles.

■	Calls billed according to duration based on the reference price scale (general rate)

When telephone calls are billed per unit, the price includes a fixed cost (connection cost), plus a price calculated per second.

The fixed cost is usually a call connection cost, calculated per second from the first second, or less often as a time credit (a certain number of seconds included in the fixed cost). The portion billed on a time basis is based on a variable price depending on the call destinations with the application of a normal rate and a reduced rate depending on the time of day.

Reference price scale (general rate)

In October 2003, France Telecom reorganized the price scale of international calls by reducing the number of zones from fourteen to eight and by establishing pricing per second from the first second (with the introduction of a call connection cost).

In early 2004, France Telecom began reducing the cost of calls to mobiles in metropolitan France.

In March 2005, France Telecom began reorganizing the pricing scale for local and national calls, which resulted in a price-per-minute reduction for calls:

-	the price/minute including VAT of local calls went from 0.018 to 0.014 euros in non-peak times (22.2% reduction) and from 0.033 to 0.028 euros in peak times (15.2% reduction);

-	the price/minute including VAT of national calls went from 0.061 to 0.053 euros in non-peak times (13.1% reduction) and from 0.091 to 0.078 euros in peak times (14.3% reduction);

and by two rate simplification measures:

-	removal of the time credit, replaced by a call connection fee;

-	removal of proximity zones, which are aligned with the price of local calls, i.e. a reduction of 45.9% during peak hours and 40% during off-peak hours.

In January 2005, as in previous years, France Telecom continued to lower the cost of calls to mobile telephones: to Orange, SFR and Bouygues Telecom mobiles, and the time credit was replaced by a call connection fee. The rates were reduced for home customers, for business customers and corporations.

In April 2005, the rates for communications to mobiles in the overseas departments were also reduced.

■	Pricing plans for Home customers

The France Telecom catalogue includes pricing plans that have been improved over time: “Heures locales” (local airtime), “Heures France” (France airtime), “Heures Antilles” (Antilles airtime), “Heures Guyane” (Guyana airtime), “Heures Tropique France” (France Tropical airtime), “Heures vers Mobiles” (To mobiles airtime), “Heures” (airtime), as well as price/minute offers (“Le Plan” and “Appel à prix unique” (one price call).

In June 2004, France Telecom launched unlimited offers allowing customers to make calls of unlimited duration to telephone numbers in metropolitan France (either to a limited number of telephone numbers or to all telephone numbers) for a fixed amount. These packages vary from round-the-clock, in the evenings or at the week-end. In January 2005, France Telecom extended the unlimited offering concept to calls from fixed lines to mobiles, with the limited series “Mes illimités vers mobiles” (my unlimited calls to mobiles).

The price of these packages including calls to mobiles were reduced in January 2005, as were the general prices for calls to mobiles.

In August 2005, France Telecom simplified its pricing by launching “Atout Téléphone” (telephone advantage), a new range including four unlimited packages, two of them including a package of minutes to fixed lines, mobiles, Europe and North America, and a package offering a price/minute reduction, for a monthly subscription:

-	“100% Illimité” (100% unlimited): at 79 euros including VAT per month, unlimited to all fixed lines and mobiles, everywhere in France, including to the overseas departments, Europe and North America (series limited to 150,000 customers);

-	“100% Illimité soir et week-end” (100% unlimited evening and week-end): at 59 euros including VAT per month, same call destinations as “100% Illimité”.

These two first offers were launched in June 2005 in a series limited to 150,000 customers.

-	“Illimité + 120” (unlimited + 120): at 49 euros including VAT per month, unlimited to all fixed lines in France, plus 120 minutes to all mobiles in France, fixed line and mobiles in the French overseas departments, Europe and North America.

-	“Illimité + 120 soir et week-end” (unlimited + 120 evening and week-end): at 29 euros including VAT per month, same call destinations as “Illimité + 120”.

-	“Atout + 240” (advantage + 240): at 17 euros including VAT, 240 minutes included to all fixed lines and mobiles in France, including the French overseas departments, in Europe and in North America, plus more competitive prices for communications outside the package.

-	“Atout +120” (advantage + 120): at 9 euros including VAT, 120 minutes included to all fixed lines and mobiles in France, including the French overseas departments, in Europe and in North America. And advantageous prices for communications outside the package.

-	“Atout” (advantage): for 2 euros including VAT, very advantageous prices to fixed lines everywhere in France, to mobiles in metropolitan France and to Europe and North America.

■	Pricing plans for Business customers

A range of “forfaits Pro” (pro packages) also exists for businesses: local packages, national packages, packages to mobiles, packages to Europe and North America.

The range has been supplemented by “Plans Pro” and “Illimités Pro” offers.

■	Change in the rate of contract-based plans

Overall, on December 31, 2005, in the consumer market, package plans had been adopted by 11.6 million customers, including the 830,000 subscriptions to VoIP packages sold by France Telecom. Such plans are either monthly subscriptions giving customers a specific price package or a fixed amount of calls. The change in the rate of contract-based package plans is as follows (including VoIP offers):

	December 2005	December 2004	December 2003
Rate of contract- based package plans	46.8%	42.5%	35.7%
Number of customers (in millions)	11.6	10.7	9.0

4.3.3.1.1.3 Online services and Broadband Internet Access

France Telecom offers online services on the Télétel (Minitel) network, Internet access services and multimedia services and communication via ADSL.

Minitel and kiosks

Minitel is an online service accessible via the Télétel network which enables publishers of services to distribute content with added value and be remunerated each time the content is viewed according to the length of time spent viewing it. Access to Minitel services has diversified over recent years:

-	a range of dedicated terminals, for sale or rental (Minitel 1 terminals still held by customers were transferred to them free of charge, though France Telecom continues to service them);

-	browsers for personal computers, including France Telecom’s “i-minitel” browser which has been broadband-compatible since April 2005, for all subscribers;

-	broadband access on the www.minitel.com portal and on Wanadoo.

The terminal base is currently spread equally between dedicated terminals (3.6 million) and computers equipped with a browser (3.1 million).

Minitel is gradually losing ground to the Internet (a 33% decrease in traffic in 2005, down 25% in 2004, and 21% in 2003), but it is a useful and secure tool that retains a large customer base. Banking and stock exchange services are still the most frequently used by consumers, followed by a multitude of practical day-to-day services (weather, transport, itineraries, ticket sales, car and motorbike price index, games of chance, messaging systems and directories).

The Télétel kiosk model that has allowed the development of online services has been continued on the Internet because all parties involved in the web, including Internet access providers and Minitel and Internet content providers in June 2005 launched the “Internet plus” association to develop added-value services and facilitate the purchase of web content, using standardized platforms for payment via the Internet.

Internet Access

For its innovative marketing and knowledge of the market, France Telecom, under the brand Wanadoo, differentiates its offers based on client profiles and the prospects for technological evolution, allowing each customer to benefit from the best technology: fixed-telephone networks up to 64 Kbit/s, ADSL speeds from 512k up to 18Mb/s (Max2+), satellite surf packs and Wi-Fi surf packs, launched in November 2004 for areas not covered by DSL, 512k extended broadband launched in June 2005 that allows an extension of ADSL eligibility (Re-ADSL technology).

The number one objective of the Group is to promote the “increase in speed” of its customers to allow them to use multimedia content and services. The strong growth in the number of France Telecom broadband subscribers, that reached 4.5 million on December 31, 2005 (including TV and monoplay videophony customers), reflects the success of its ADSL service offers. France Telecom has been successful in growing its ASDL market share from 46.5% on December 31, 2004 to 47.5% on December 31, 2005, in a competitive but very active environment, marked by the growth of total unbundling.

The offers presented to Wanadoo customers include the following:

-	narrowband internet offers “Wanadoo accès libre” (Wanadoo free access) and a complete range of “inclusive” packages from five hours to unlimited 24 hours in France;

-	broadband Internet offers, that are developing with the increase in speed: the range was simplified during 2005, with three speeds currently commercialized at the end of 2005: 512 kbit/s, Max to 8 Mbit/s, and Max2+ up to 18 Mbit/s, and was reorganized in the new range Multimedia Broadband, launched on August 18, 2005, a range that includes custom multimedia services (see below for the Multimedia Broadband range).

Services for Internet users

Specific services offered for Internet users:

■	Online services on the Wanadoo portal, reformulated in the “Livecom” offer in June 2005. Livecom is a communication software that allows all modes of communication to all types of terminals (PC, mobile telephone, fixed-line telephone, videophone and Orange Intense telephone): videophony; ADSL telephony; instant messaging. The software and calls to other “Livecom” users are free of charge. Packages including a webcam and communication credits are additionally sold. To call correspondents equipped with a fixed-line telephone, a mobile telephone or a videophone or from an “Orange Intense” mobile, four communication credits (from 5 to 35 euros including VAT) may be purchased online.

■	New Wanadoo options that facilitate communications such as shared space between users of the same Wanadoo account, the “Booster” option which speeds up web page display and the “Domicile Plus” option for business users who wish to use their Wanadoo access both at home and at work.

■	Wanadoo Protection services: anti-virus, anti-spam (elimination of unsolicited messages), firewall, parental control, and coupling of protection options.

Multimedia Broadband

Wanadoo Multimedia Broadband is a new range of multimedia services launched in August 2005 for Wanadoo broadband customers, based on modularity. Customers first choose the Internet package that suits them best, then fill their basket with the multimedia services of their choice.

The Multimedia Broadband range includes the following services, the prices indicated being those in force in late 2005:

Broadband Internet Package:

512kb/s Internet for 24.90 euros including VAT/month (19.90 euros including VAT, promotional price) or “Internet Max” (up to 8Mb/s) for 29.90 euros including VAT/month (24.90 euros including VAT, promotional price) or “ Internet Max2+” (up to 18Mb/s) for 39.90 euros including VAT/month (29.90 euros including VAT, promotional price). Promotional prices at launch renewed from November 8, 2005 to January 18, 2006.

By acquiring a “Livebox” (rentable for 3 euros including VAT/month), customers may also choose the multimedia services of their choice:

Digital television with “MaLigne TV” (my line) for an additional 7 euros including VAT per month (offered for one year on subscription to a “bouquet TV TPS” or “Canal+”), also providing access to movie services and television on demand.

Unlimited Broadband telephone: for an additional 10 euros including VAT per month, this offer allows customers to have a VoIP additional telephone line and to make an unlimited number of calls to fixed local or national numbers.

Unlimited videophony: for an additional 15 euros including VAT per month, this offer allows customers to call and see their correspondents using a videophone connected to the “Livebox”. This is therefore both an unlimited telephone service and a videophone service.

Customers also receive support for their installation (with two free calls to technical support).

Customers subscribing to the “triple play” offer (Internet, Telephone, TV) received the promotional installation for 1 euro including VAT until January 18, 2006.

France Telecom also markets access to broadband independent of Wanadoo Internet access (“MaLigne” ADSL) and “MaLigne TV” service (16 euros including VAT/month) and “MaLigne Visio” (four offerings from 19.90 euros including VAT to 33 euros including VAT/per month) for non-Internet clients, on an ADSL line.

However, retail sales (ADSL “MaLigne” service) show a steady drop with the development of packaged services (ADSL access with subscription to an Internet service provider) which have more appeal to customers.

The growth of multiservice offers has been rapid with 830 thousand VoIP customers and 200 thousand MaLigne TV clients at the end of December 2005 (150 thousand VoIP customers and 69 thousand MaLigne TV customers at the end of 2004).

“Livebox”, a “multi-service gateway” at home

Launched in August 2004, “Livebox” is the heart of the broadband strategy of the Home division. Livebox is a household gateway connected to the fixed-line telephone socket, enabling various types of household terminals to be connected to broadband through various communication interfaces: Wi-Fi, Ethernet and Bluetooth. It is thus possible to:

-	connect several personal computers simultaneously and wirelessly to broadband Internet; use telephone over IP (VoIP);

-	receive television via ADSL, as “Livebox” can be linked to a television decoder unit; and play online with a games console.

It is equipped with a Bluetooth port which allows the use of a mobile phone. The Wi-Fi function is integrated and adjustable in order to keep up with changes in Wi-Fi standards, and includes a reinforced protection function. It is compatible with ADSL 2+ speeds and costs 3 euros including VAT per month to rent.

“Livebox” has been a huge commercial success. On December 31, 2005, the number of “Liveboxes” rented by France Telecom in France was as high as 1.6 million and its deployment has strongly increased in the second half of 2005.

“Liveservices”, new broadband services for the home

France Telecom has created a new universe of communication services with “Liveservices”. “Liveservices” are a range of innovative broadband services, that are used to connect home multimedia devices (fixed line or mobile telephone, videophone, camera, television, Hi-Fi stereo system) via broadband using the “Livebox”.

These “Liveservices” have been pre-marketed in the Hauts de Seine and Marseille areas since June 2005: “Livephone”, a mobile broadband telephone, allows customers to obtain information without turning on their computers, “Livezoom” allows customers to find out remotely what is happening at home using a wireless camera connected to the “Livebox”, “Live télésurveillance” is a partnership with a telemonitoring operator, “Livemusic” is used to listen to radio or MP3 files from a personal computer to the Hi-Fi stereo system, “Transfert Photo” is used to post photos taken with a mobile telephone on a Wanadoo photoblog via the “Livebox”, without using a computer.

Sales of “Liveservices” began on January 24, 2006.

New convergent services: fixed-mobile

In 2005, France Telecom launched convergent services between the Internet and mobiles, thus developing its integrated operator strategy:

■	“Family Talk”, launched in June 2005, an unlimited telephone service offer (7/24) within a closed group of users made up of a fixed line and three Orange mobiles belonging to the same home, reserved for the first 50,000 subscribers. For 39 euros including VAT per month, with an introductory offer of 29.90 euros for the first two months, all fixed line to mobile, Orange mobiles to each other and Orange mobile to fixed-line calls are included.

■	“Mes services perso” (my personal services), launched in December 2005, is an innovative offer that allows customers to access multimedia services from their Orange mobile handsets and on the Internet from the Wanadoo.fr portal: access to Wanadoo messaging, SMS transmission from Wanadoo.fr or Orange.fr portals, or from mobiles, instant messaging, synchronization of the mobile handset with a personal online Wanadoo address book (“Mes Contacts” – my contacts) or on Orange.fr (“Mon répertoire” – my address book).

4.3.3.1.1.4 Other consumer services

The other Consumer services include:

-	public phone and phone card services

-	information services

-	internet portals and e-commerce activities.

Public phone and phone card services

With the growth of mobile telephones, public phone and phone card service activities are steadily decreasing.

This trend has led France Telecom to gradually reduce the number of public telephones as shown in the following table:

	2005	2004	2003
Public telephones (on December 31)	180,000	189,000	198,000

However, France Telecom maintained 116,000 telephones installed on public highways in the third quarter of 2005, of which 41,000 were installed as part of the Universal Service (which sets the equipment requirement at 1 telephone booth for local districts with populations of less than 1,000 and two booths for more).

The prices for calls made from public telephones are slightly higher than prices applicable to calls made from private telephones. The pricing grid for national calls (local, long-distance and fixed-line calls to mobile telephones within France) was amended in August 2004 in the following manner:

-	suspension of pricing relating to peak/off-peak time slots (in metropolitan France);

-	simplification of call time pricing; and

-	alignment of the send frequency of the first pulse (20s) and the send frequency of the subsequent pulses (45s) to mobiles with that of national calls.

The prices for international calls from public telephones were modified in August 2005 and the prices for calls from public telephones in French overseas departments to international fixed lines and mobiles were modified on October 22, 2005.

France Telecom allows its customers who wish to use payphones to pay by various methods. The most frequent method of payment is by “télécarte” (a prepaid phone card equipped with an electronic chip for exclusive payphone use, which comes in a range of two “Télécartes” with 50 and 120 Telecom Units). Other methods of payment are available: bank card and France Telecom cards, in which the cost of the call is charged to the customer’s fixed-line telephone bill, prepaid telephone cards with codes (including the France Telecom “Ticket Téléphone”).

Call services using cards, from any fixed-line telephone, are also offered: the France Telecom card allows a user to make calls from fixed-line telephones in France, from abroad (“France Direct” service) and from mobile telephones using the Orange and SFR networks to fixed-line telephones, mobile telephones and payphones; calls are billed to the fixed-line telephone account of the person owning the France Telecom card or to a bank card (“CB Phone” service).

“Tickets téléphones” allow users to make prepaid calls from France, from fixed-line telephones or public telephones, by dialing a prefix and a secret code. The market for this service is highly competitive, especially for international calls, which resulted in France Telecom lowering its prices in March 2005.

Telephone information services

2005 saw the implementation, under the auspices of ARCEP, of the process for revising the telephone numbering system for access to telephone information services:

-	the decision of ART (French Telecommunications Regulatory Authority) on January 27 dedicating a new numbering format using 118 XYZ numbers to access telephone information services, replacing the existing numbers.

-	the award, in June 2005, by drawing of lots, of new information numbers using 118 XYZ to different entities. Four numbers were awarded to France Telecom, 118 712, 118 711, 118 710 and 118 810.

-	on November 2, 2005, the commercial launch of 118 XYZ services, and the start of the transition period extending to April 3, 2006, when the “12” and numbers with a format other than 118 XXX can no longer be used commercially.

■	New directory information services

As part of new regulatory and contract provisions, on November 2, France Telecom and Orange, backed by their experience in providing directory services, launched a complete range of new telephone information services, focusing on quality of service and customer relations as well as the transparency of the offer and rates.

■	the number “118 712” is an added-value operator service, available 24 hours per day, seven days per week, from fixed-line and mobile telephones at the price of 1.12 euros per call (except from payphones), not including the variable communication cost of mobile operators. It may be used to obtain:

-	up to three items of information, including fixed-line telephone numbers, postal addresses of businesses or individuals, mobile numbers and electronic addresses of customers who have chosen to subscribe for this service, reverse research (identification of names from telephone numbers) as well as the possibility of being connected with the desired correspondents.

-	mobile customers may receive confirmation via SMS containing information on the nearest subway station for the cities of Paris, Lyon, and Marseille. This service will be progressively enlarged.

Two other numbers, adapted to the specific needs of customers, complete the range of services:

■	the number “118 710” is an innovative service using voice recognition and synthesis technology accessible from a France Telecom fixed line. Up to three items of information can be obtained per call. It is billed at a price of 0.56 euros including VAT from the first successful search.

■	the number “118 810” is a service designed for businesses or offices that, for cost control, wish to block the call connection function. Up to three items of information can be obtained from a France Telecom fixed line. The cost is 1.12 euros per call.

■	Universal service for directory enquiries

By decree of March 3, 2005, France Telecom was designated Universal Service provider for national directory enquiries for two years. In conformity with the transition procedures set by ARCEP, this national directory enquiries service via operators remains accessible by dialing “12” in the transition period, until April 3, 2006, at the latest.

The number “118 711”, started on November 2, 2005, is designed to fulfill the France Telecom universal service commitments. The basic service includes the provision of two separate items of directory information on the basis of a surname or corporate name and a region. The services are available from fixed-line or mobile terminals at a price of 0.90 euros including VAT, not including the communication cost that varies depending on the mobile operator.

Additional services are offered on a paid-option basis that enable customers from a France Telecom fixed line to:

-	be connected to the desired correspondent;

-	make more than one request for information (up to fourteen telephone numbers per call); and

-	request reverse searches (identification of a correspondent from a given telephone number).

■	International directory enquiries

France Telecom also provides an international directory enquiries service via operator that is reached by dialing the number “3212”. This service provides two items of information in almost all countries throughout the world as well as being able to connect the caller to the required correspondent in numerous countries.

Portals and e-merchant

France Telecom represents France’s leading Internet access portal provider in terms of its number of visitors, with Wanadoo portals in France visited by 12.8 million Internet users in December 2005 (11.7 million in December 2004 and 11.0 million in December 2003) (source: Nielsen – Home & Work Panel).

Value creation on content and services is based on harnessing audience potential through two essential income sources:

■	Online advertising, with an Internet advertising sales activity for the Wanadoo portal and a number of other sites on which advertising is managed by Wanadoo (Voila, Cityvox, Mappy, iFRANCE, EMW, Sports.fr). This enables advertisers to reach 66% of Internet users via the Wanadoo Advertising Network (source: Nielsen – Home & Work Panel).

■	Fee-based services, with practical services: horoscopes, quizzes and IQ tests, “lonely hearts”, directories and classified advertisements. These services also include fun services: video-on-demand, games options (“Jeux Wanadoo” launched in June 2004 with more than sixty downloadable games, and “Option Juniors” with content packages for children), partnership with Microsoft on interconnected games consoles (Xbox Live), ring-tone, logo and music downloads.

For pan-European campaigns, Wanadoo is also able to draw on a European partnership of portals, which include the “Web.de” portal in Germany and the “Libero” portal (Wind) in Italy. This network provides online advertising and direct marketing (emailing campaigns).

E-merchant business: “alapage.com”

Wanadoo’s e-merchant (or e-commerce) activities used to be carried out based on two sites: “Alapage.com” and “Marcopoly.com” have been incorporated by France Telecom into the Sales and Services France division. In order to strengthen the Group’s marketing capabilities on the French market, the activities have been merged and realigned under one dedicated brand – Alapage – which encompasses a comprehensive cultural, high-tech and leisure offering.

To do so, Marcopoly and Phenix Editions, which were fully-owned subsidiaries of Wanadoo e-merchant SA, were dissolved in January 2005, without liquidation, with all of their assets and liabilities transferred over to Wanadoo e-merchant, with this company becoming FT e-commerce in July 2005, trading under the Alapage brand.

Alapage’s business is benefiting from a favorable market context linked to the development of broadband in France along with growth in e-commerce. The alapage.com site was visited by 3.3 million single visitors in December 2005 (source: Nielsen/NetRatings).

4.3.3.1.2 Operator services

4.3.3.1.2.1 Relations with international carriers

Under payment agreements signed by carriers for international calls, France Telecom will be paid a fee by carriers that use its network to transfer their international calls to France and it will in turn pay a fee to use the networks of other carriers for calls made from France. The billing currency used is the SDR (Special Drawing Right), a basket of currencies dominated by the US dollar and euro (see section 3.3.3 “Risk factors”). Payments are made in the currency chosen by the creditor carrier.

These rates decreased significantly up until 2000. Since then, this trend has gradually slowed down, notably for France, other members of the European Union and the United States.

4.3.3.1.2.2 Interconnection services

French telecommunication regulations require France Telecom to provide for the interconnection of its switched public network with other operators for calls leaving the France Telecom network, or incoming calls from the networks of competing operators.

This sector is regulated by the French telecommunications regulator (ARCEP). Volumes exchanged between France Telecom and other operators are valued based on rates approved by this body.

For voice services in 2003, the reduction in call rates was set at 1% with respect to traffic exchanged at the local switch closest to the end customer, compared with a 6% reduction in 2002 and 7.5% in 2001, and 4% for traffic exchanged at regional switch level (16% in 2002 and 7.6% in 2001).

For the same services in 2004, the rate for traffic exchanged at the local switch closest to the end customer remained stable while the rate for regional switch level exchanges fell 2%.

In 2005, this rate remained unchanged for both local and regional switch traffic.

As regards the rate for volumes exchanged at the double transit level, this has not been covered by an ARCEP accreditation procedure since 2004.

4.3.3.1.3 Sales, distribution and customer service

The Sales and Services France division is responsible for customer relations on all of the Group’s products and services intended for general consumers and small and medium-size businesses.

The Enterprise Communication Services division handles very large national and international businesses, notably through Equant, for the rest of the world.

The Networks, Operators and Information Systems Division distributes France Telecom products and services to other carriers and telecommunications service providers.

Residential consumer goods are distributed via various channels, including:

■

a network of 700 France Telecom stores at the end of 2005 (663 at the end of 2004 and 620 at the end of 2003) spread throughout France. The program launched in 2004 to relocate and increase the density of the network of stores with a view to strengthening the Group’s commercial presence in town centers and shopping malls is bearing fruit, with an increase in the number of sales outlets and above all their proximity to clients. In this way, France Telecom is working to improve its presence alongside its customers.

■	France Telecom’s in-house customer contact centers, specializing in sales and remote customer relations, manage customer accounts and provide after-sales or remote assistance services. These centers cover mobile, fixed and Internet products.

■	self-service channels based on a voice portal (the “3000” dial-up service) and an Internet portal (“francetelecom.com”), This portal allows customers to access the dedicated “customer section” for all of the France Telecom Group’s products and services. It also enables customers to discover the various solutions offered by France Telecom, Orange and Wanadoo and order them directly online. Lastly, this dedicated section gives customer various options for tracking their bills electronically in line with their needs.

■	a network of local retailers (tobacconists and newsagents), mainly distributing prepaid fixed line products (telephone cards, “tickets telephones”) and prepaid mobile telephone products (top-up airtime products).

The Sales and Services France Division provides extensive customer services including an after-sales enquiry service that is available free of charge 24 hours a day, seven days a week (the “1013”/”1015” dial-up services), on-site technical assistance and a customer support service in connection with their use of France Telecom products and services (installation, assistance). The Internet portal also enables customers to have access to a wide range of information to facilitate their use of products, allowing them to configure their equipment and correct certain problems online.

Corporate customers, other than key accounts, are also handled by the Sales and Services France division on voice, mobile and data transmission operations, with services delivered through a network of 11 company agencies covering the whole of France. These agencies have dedicated sales representatives for a given portfolio of clients as well as a network of telephone advisers who are on hand to inform customers about the products and services available, the status of their orders and the quality of service on their facilities. In addition, France Telecom’s Internet site makes it possible for businesses to manage their contracts and order additional products or services in real time.

4.3.3.2 Poland

Fixed-line and Internet access services

TP Group offers a range of fixed telephony services including local, long-distance and international calls as well as fixed to mobile calls and narrowband and broadband Internet access.

From October 2002 to March 2003, TP rolled out an active digitalization program aimed at providing the customers with the benefits of digital networks and ISDN access. At the same time, the number of analog lines increased, paving the way for the further development of Internet access services and ADSL. By the end of 2005, TP had more than 11 million access lines.

In order to stabilize the fixed voice revenues, TP Group has developed a new tariffs plan (NTP), with either a discount or free minutes call-time at the weekend and during off-peak hours, and aiming to encourage customers to switch over from standard pricing packages to monthly packages generating higher revenues. TP Group strongly promoted this new tariffs plan over 2005.

In addition, over the first half of 2005, TP Group introduced a free-call service for 60 minutes of local and national calls, further strengthening the appeal of its new tariffs plan. As such, these offers became the packages most frequently taken out by TP’s customers in 2005, and the majority of customers who were previously on standard subscriptions have now changed over to the new price plan. By the end of 2005, more than 3.5 million customers had subscribed for the tariffs plan. The percentage of revenues represented by monthly packages out of the total amount of fixed telephony revenues came to 46% at the of end 2005.

The overall level of revenues (ARPU) among subscribers with the new price plan is higher than for standard packages due to the fact that these subscribers generate a higher level of traffic and make much less use of the preselected numbers’ service.

The increase in revenue streams from broadband traffic represents a key strategic objective with a view to stabilizing revenues on the fixed business. In 2001, TP Group launched its ADSL broadband Internet access service under the neostrada tp brand. The broadband Internet customer base has grown very quickly: 14,000 customers at December 31, 2002; 134,000 at December 31, 2003; 631,000 at December 31, 2004 and 1,144,000 at December 31, 2005.

At the end of December 2005, around 93% of TP Group lines were eligible for ADSL connections, offering strong potential for future growth.

The current ADSL offering has been ramped up from a first access based on 128 kbps to higher speeds of up to 6,144 kbps. The most widespread ADSL option is neostrada tp at 128 kbps, which was introduced in 2004. In order to step up the migration over to more advanced products and increase the unit revenues generated, TP Group launched a program to promote ADSL at 512 kbps in June 2005 and introduced a new 256 kbps option in August 2005. In October 2005, TP launched a special offer for customers taking out a contract for 24 months with a monthly subscription of 1.22 złoty (around €0.30) for the first six months. TP aims to continue migrating its ADSL customers over to the highest neostrada tp options over the next two years in order to provide them with new multimedia services that require greater bandwidth.

In December 2005, TP launched Livebox tp based on the Livebox model, with a Wi-Fi connection. In the near future, the Livebox tp product will also be able to offer customers voice-over-IP telephony and ADSL-based television services.

In 2005, TP Group developed its web site (“tp.pl”) with a range of new features such as customer access to their personal accounts, enabling them to order products online or check the status of their payments.

The same year, TP Group bought out the minority interests in Wirtualna Polska, which runs Poland’s second most popular internet portal (“wp.pl”) in terms of visitors.

Furthermore, the Internet subsidiary controlled by TP Group – TP Internet – offers contact services centre (telesales, help desk, infolines) as well as an electronic signature.

Business services

In the Enterprise Communication Services segment, TP Group launched a number of new fixed telephony services in 2005, lowered installation fees, rolled out a new per-second billing plan in addition to new call packages for business clients.

The new services have been designed in order to move traffic revenues over to access revenues, while increasing the level of satisfaction among its customers and building their loyalty. In 2005, TP Group developed a new VOIP technology-based offering for corporate customers. It results in the constant increase of customer satisfaction indicator for all voice services.

TP Group offers complex data transmission solutions for businesses and provides reliable and secure connections for business customers in order to connect up their various sites located in Poland and elsewhere. TP Group also offers a range of additional services such as: permanent virtual connections, virtual private networks, Internet and Extranet access, and traffic management. The service level agreement for data transmission guarantees a constant level of quality for transmission, based on various contractual indicators (repair time, maximum number of faults on data transmission, etc.).

Internet access services for business customers are provided in a range of options based on frame relay transmission, ATM protocols and the xDSL technology.

At the end of 2004, TP Group, in conjunction with Equant, launched its IP VPN service – one of the most technologically advanced services available on the Polish market.

In 2005, TP Group was the first company in Poland to introduce a new type of service – Business Everywhere – enabling business users to connect up to their IT networks from anywhere in Poland, with a wide range of access options, from switched access to ADSL and the use of EDGE and UMTS technologies.

Lastly, TP Group represents one of Poland’s leading leased line providers. These lines may be used by clients for their own needs or for the provision of telecommunications services for their own customers. At present, such lines are primarily used by Polish mobile telephone network providers, the Polish Ministry of Defense, the Polish Interior Ministry and other Polish authorities, as well as by financial institutions and Internet access providers. The price for leasing lines is based on two factors: the number of end users and the monthly subscription rate (which depends on the capacity provided and the type of network used). TP Group’s strategy aims to increase the network’s transmission capacity, while decreasing the cost of use for customers.

4.3.3.3 Rest of the world

Europe

Outside of France and Poland, France Telecom’s subsidiaries from the Home communication services segment are: France Telecom Espaňa, an alternative operator in Spain (formerly Uni2) and an Internet access provider under the Wanadoo brand; Wanadoo UK, an Internet access provider operating under the Wanadoo brand in the United Kingdom; Wanadoo Nederland, an Internet access provider in the Netherlands. In line with the NExT program, these activities will be marketed under the Orange brand.

In all of these countries, the Group is focusing primarily on unbundling its services, developing broadband packages on ADSL in addition to convergence solutions made possible by France Telecom’s position as an integrated operator in each country.

■	Wanadoo UK launched its unbundling offering in 2005. In November, for customers in unbundled areas, it launched an Internet connection service offering up to 8 Mbit/s for £14.99 the first six months and then £17.99. Customers in areas that have not been unbundled are able to enjoy speeds of up to 2 Mbit/s.

   For other customers, Wanadoo UK offers a 2 Mbit/s broadband Internet package for £17.99 as well as its “Pay as you go” free access ranges and “Anytime” packages for narrowband Internet access.

   “Wireless and Talk”, with a second IP telephone line behind the Livebox for GBP 4 per month (with six months free), launched in the first half of 2005, has been a resounding success. At December 31, 2005, Wanadoo UK had around 80,000 active customers on this product.

   A combined offering with Orange UK has been available since the third quarter of 2005, with an exclusive offer for Orange customers to sign up for broadband Internet access with Wanadoo for £9.99.

■	In Spain, France Telecom España is continuing to develop its unbundling program and has already migrated 29% of its ADSL customer base over to unbundled lines.

   It offers narrowband and ADSL-based broadband Internet services and represents Telefonica’s main rival in Spain for Internet access. Drawing on its position as a fixed operator and Internet access provider, France Telecom España is offering “Naveghable” services combining Internet access with switched pre-selected telephone access. In this case, its Internet access offerings are based on a broadband package with ADSL (up to 20 Mbit/s for 20 euros including VAT up until January 31, 2006 and then 42 euros per month in unbundled areas), an innovative pay-as-you-go ADSL access service (for 6 euros including VAT per month plus 0.03 euros per minute), or a narrowband package (for 9.9 euros including VAT per month). The majority of France Telecom España’s broadband customers have taken out a “Naveghable” package. At December 31, 2005, France Telecom España had one million active fixed telephony customers, including “Naveghable” clients.

■	In the Netherlands, Wanadoo Nederland focused its efforts on deploying unbundled services in 2005, with the launch of a service in September combining an ADSL Internet access with speeds of up to 20 Mbit/s (ADSL2+) with unlimited IP telephony for 27.50 euros (including VAT) for the first year (and then €29.95), including Livebox rental costs.

In all the countries in which it operates, the Group distributes its access offering through a range of distribution channels, with their payments depending on the services provided:

■	in department stores, retailers and stores specialized in IT or telecommunications;

■	by distributing free installation CD-ROMs (for instance, in movie theaters) and direct marketing;

■	by pre-loading on personal computers or modems;

■	online, via banners that allow users to download the access software.

In the United Kingdom, this sales network comprises around 3,550 sales outlets, including 1,500 for Lloyds Pharmacy and 264 for Orange.

The following table presents a detailed breakdown of the Internet customer base for each type of service (in thousand subscribers) for the European countries in which France Telecom is present (excluding France and Poland):

Country	Offers	December 2005	December 2004	December 2003
United Kingdom	Narrowband	1,145	1,790	2,423

	Broadband	906	569	158

	United Kingdom	2,051	2,359	2,580

Spain	Narrowband	728	1,059	1,310

	Broadband	563	379	190

	Spain	1,291	1,438	1,500

Netherlands	Narrowband	116	176	255

	Broadband	506	454	288

	The Netherlands	622	630	543

Total	Narrowband	1,989	3,025	3,987

	Broadband	1,975	1,402	636

	Total	3,964	4,427	4,624
Source:	France Telecom

Outside Europe

Latin America

■	France Telecom indirectly holds a 25% equity stake in Intelig, an alternative fixed line telecoms operator for long distance national and international calls in Brazil. This operator began operations in the first half of 2000. This specific shareholding is likely to be sold.

Asia and Oceania

■	France Telecom signed a partnership agreement in July 1997 with VNPT, a Vietnamese fixed line telecoms operator. Under the terms of this agreement, France Telecom provides financial, technical and management assistance in relation to a project to install new lines east of Ho Chi Minh City.

■	In April 2002, France Telecom set up Tahiti Nui Telecom in partnership with the Office des Postes et Télécommunications de Polynésie française (OPT), in which it holds a 34.0% stake. This company offers telecoms services for international calls from French Polynesia to 54,000 fixed line customers of OPT as of December 31, 2005.

Middle East and Africa

■	France Telecom owns a 51% controlling interest in Côte d’Ivoire Télécom, which is the national telecommunications operator in the Ivory Coast. CI Telecom provided fixed line telecoms services for 244,000 lines as of December 31, 2005 compared with 225,000 lines as of December 31, 2004 and 328,000 lines at December 31, 2003. CI Telecom’s business is affected by local current events, which led to the full write-down of this asset as of December 31, 2004.

■	France Telecom holds a 42.3% interest in Sonatel, which was the very first telecommunications operator in Senegal. Sonatel provided fixed line telecoms services to 267,000 lines at December 31, 2005, compared with 245,000 at December 31, 2004 and 229,000 at December 31, 2003.

■	France Telecom indirectly holds a 40% stake in Jordan Telecommunications Company, which provided fixed telephony services on nearly 628,000 lines at December 31, 2005, compared with 638,000 lines at December 31, 2004 and 632,000 lines at December 31, 2003. Jordan Telecommunications Company was floated on the Amman (Jordan) stock market in 2002.

■	France Telecom indirectly holds a 40% stake in Mauritius Telecom, the historic operator in Mauritius. Mauritius Telecom operated approximately 357,000 telephone lines at December 31, 2005 compared with 354,000 lines at December 31, 2004 and 348,000 lines at December 31, 2003.

4.3.4 ENTERPRISE COMMUNICATION SERVICES

The Enterprise communication services segment groups together services for businesses in France and worldwide (Equant).

4.3.4.1 France

Enterprise communication services in France cover business fixed line telephony services, business network services and other business services.

4.3.4.1.1 Business fixed line telephony

The fixed line telephony services include: i) access and access services, ii) telephone calls, iii) online services.

4.3.4.1.1.1 Access and access services

Access to the telephone network is provided via the telephone line, for which customers are charged fixed access costs when lines are installed, in addition to a monthly subscription for line maintenance and the basic services supplied (listing in the telephone directory, access to high-quality customer services, use of France Telecom’s exclusive services such as voice mail, restricted calling line identification on a call-by-call basis and itemized billing). New services are added on a regular basis.

■	Connection to the telephone network

Charges for being connected up the telephone network include a basic connection charge, callout costs for technicians, if required for the installation of the line, and any specific installation costs linked to the customer’s configuration.

For example, callout costs are charged in the following three cases:

-	no lines are connected to the customer’s premises;

-	the customer requests extra lines or sockets; and

-	the internal lines servicing the customer’s premises are defective.

■	Subscription to the telephone service

France Telecom offers a range of subscriptions designed to meet the various needs of professional and business customers.

The differences primarily concern service commitment levels (guarantees relating to the time required to restore services) and the availability of services linked to the line (for example, number identification or the possibility of publication in professional directories).

In April 2004, the range of business contracts was further developed, with the addition of a new contract – Professional Services Contract – that automatically includes a vast range of services together with a choice of two additional services to be selected, for example, from caller name identification, a voice-recognition address book (“Mes Contacts”), a call transfer, or a call-waiting service.

■	Services

For corporate customers, France Telecom is able to offer shortened numbers, toll-free numbers, shared-cost numbers, call and telephone-conference management, invoice management, new-number messages, the option to retain the same number, and private virtual networks with shortened numbers in addition to network management services. The rates for these services are adjusted in relation to the various categories of customer’s needs.

■	Numéris (ISDN)

France Telecom has been offering its ISDN (integrated services digital network) service to professional customers since 1987, under the Numéris brand. Numéris provides voice, data and image transmission at much higher speeds than ordinary telephone lines, while using the same medium. Numéris customers pay a fixed cost on commissioning that covers the costs of connection and a monthly subscription. The base rates for Numéris calls are the same as for standard calls.

“Numéris Accès de base” (basic access) enables customers to connect up PBXs, and use of PBX telephony facilities has continued to grow. Numéris Accès Primaire (primary access) is intended for the largest business sites. Since December 2001, France Telecom has offered “Numéris Grand Site”, a broadband fiber-optic voice connection that allows customers to access a wider range of services with a rate that reduces as use increases.

4.3.4.1.1.2 National and international calls

Telephone calls are billed either per call based on their duration or on a package basis.

France Telecom has continued to develop its package plans and created new diversified pricing packages, including premium flat rate offers for unlimited calls, designed to meet the various user profiles and increase customer loyalty.

■	Calls billed on the basis of their duration under the reference price scale

When telephone calls are billed per call, the price includes a fixed cost and a price calculated by the second. The fixed cost may be in the form of a time credit (a certain number of seconds included in the fixed cost) or a call connection cost, calculated per second as of the first second. The part billed on a time basis is based on a variable price that depends on call destinations, with a normal rate and a discount rate depending on the time of day.

Reference price scale

The Enterprise Rates correspond to the basic rates for business and professional clients with Business Contracts, Business Services Contracts, Business Presence Contracts and Business Numéris Contracts. Since it was introduced at January 1, 1998, the Enterprise Rate has seen a number of pricing and geographical changes, with the latest incorporated in May 2005. The Enterprise Rate works with discounted offers tailored to each client.

The Balance Rate offers a specific pricing structure including a fixed call connection charge for each destination in addition to a price per second depending on the pricing region in question.

The French telecommunications regulator ARCEP has defined a plan to reduce fixed-mobile call charges that has been reflected in France Telecom’s rates. In January 2005 and January 2006, as well as in 2004, France Telecom reduced its rates for calls to Orange, SFR and Bouygues Télécom mobiles.

■	New price packages

The range of monthly local call plans for professionals includes: the “Forfait Local Pro” (local professional package) and the “Forfait Local PME” (local call package for small and medium-size businesses), a range of national monthly packages with “Forfait France Pro” and “Forfait France PME”, package plans covering calls to mobile telephones (since October 2003, with an extension of the range in January and September 2004). In September 2004, the prices for these professional packages were lowered. The “Forfaits Pros Europe et Amérique du Nord” (European and North American pro package) was launched in May 2004.

At the end of the first half of 2005, France Telecom:

(i)	enhanced its “Illimité Pro/PME” package.

The analog line-based “Illimité Pro/PME” (unlimited call package for professionals and small and medium-size businesses) package now offers customers unlimited calls 24 hours a day and seven days a week to any landlines in Metropolitan France for 30 euros excluding VAT per month per line, with 40 minutes of calls to all mobiles included, irrespective of the operator in Metropolitan France.

The Illimité Pro/PME package on a basic Numéris access now offers customers the opportunity to subscribe for unlimited calls 24 hours a day and seven days a week to any landlines in Metropolitan France for 60 euros excluding VAT per month per access, with 80 minutes of calls to all mobiles included, irrespective of the operator in Metropolitan France.

Up until December 31, 2005, new subscribers were able to benefit from an offer for two months at a promotional price of €20 per month per line instead of €30 for the “L’Illimité Pro/PME” package on analog lines or €40 per month per access instead of €60 for “L’Illimité Pro/PME” on a basic Numéris access.

(ii) Rates for professional/SME Europe and North America packages have been reduced by up to 22%. This represents a range of 10 call rates making it possible to call any landline in the Near Europe and North America regions. These calls account for over 50% of the volume of minutes for calls outside of France. These rates apply 24 hours a day, seven days a week, without any time credit or connection charges. Calls are therefore billed to the nearest second.

At the same time, customers using the professional/small and medium-size business Europe and North America packages can also take out the “L’Illimité Pro/PME” package.

(iii) Fixed-line rates have been reduced for professionals and very small businesses with the new Plans Pro packages. These offer a range of attractive price plans, designed specifically for professionals and very small businesses. The aim is to enable customers to benefit from highly attractive rates for all their calls from landlines to any landline or mobile in France and abroad. Customers are able to select their level of consumption from the six options available in this range, from €10 up to €100. Their calls are charged at the corresponding price for the call plan selected with a minimum monthly charge corresponding to this plan.

To meet the expectations of small and medium-size businesses, France Telecom combines the following services with its various plans:

-	discount prices on calls to pre-selected numbers;

-	distinct billing for “New Number Message” and “Keep-Your-Number” services.

France Telecom also offers a company telephony service based on a Virtual Private Network (“Atout RPV”) for key account companies. This plan is based on:

-	a price component, “Atout RPV Tarif”, which offers discounts on traffic within the company based on call volumes;

-	a service component, “Atout RPV Service”, which delivers the main private networking functionality for the company’s sites throughout France.

■	Convergence

France Telecom launched its “unified VPN” service in November 2003, a first convergent fixed/mobile telephony solution based on a Virtual Private Network. This plan offers a set of homogeneous and convergent business telephony services (private numbering plan, call filtering, transfers, management and additional billing services, web administration) on fixed and mobile telephones, combined with price offers on calls from fixed or mobile telephones. It is especially designed for small and medium-size businesses or small independent subsidiaries of major groups.

In 2004, France Telecom continued to enhance its range of Internet Protocol (IP) telephony solutions with the launch of two new turnkey services for the small sites of large businesses and for small and medium-size businesses and industries (the e-telephony service for access and the e-telephony Internet pack) in addition to tailor-made services for large companies and multinationals.

In 2005, France Telecom continued to capitalize on its positioning as an integrated operator, offering convergent services such as the Business Talk range for small and medium-size businesses and industries, the first “2–in-1” offer for convergent services on the French market, with integrated fixed and mobile services. The Business Talk pack simplifies the management of fixed and mobile telecoms, while making it easier for customers to use their fixed and mobile telephones thanks to a simple and attractive pricing plan, call analysis tools and a unified fixed and mobile voicemail service for users.

France Telecom is able to offer the following services for small and medium-size businesses:

-	Business Pack IP Centrex, which offers all the functions of a PBX without having to have any such equipment onsite, includes various convergent services such as a unified messaging system, while making it possible to keep telephone numbers and prioritize voice flows;

-	Business Talk IP PBX, which combines the provision of equipment with consulting and integration services for IP communications systems with, if necessary, the integration of convergence services such as the unified messaging system;

-	Business Pack Internet, which is designed for companies that want to keep their PBX or IPBX onsite.

The range of services available for multi-site large businesses and multinationals has also been enhanced with:

-	Business Talk IP PBX, which combines the provision of equipment with consulting, integration and operational services for IP communications systems, with the option for total delegation of sets to France Telecom. It is important to note that this solution is independent from the virtual private network provider used;

-	Business Talk IP, which includes PBX and IPBX connections up to the IP VPN network, unlimited internal voice traffic, external voice traffic managed by France Telecom, the option to keep telephone numbers, and access to emergency services on sites equipped only with IP handsets, an Enterprise quality of service, centralized voice management and personalized reporting charts.

4.3.4.1.1.3 Online services

The Audiotel service is based on offering numbers for calls to a kiosk service (e.g.: “892” number), part of the revenues from which are paid back to the service provider company. In 2005, France Telecom’s traffic levels were down 6% after an increase of 1.7% in 2004 and 0.4% in 2003.

In May 2004, France Telecom launched its “Numéros Magiques” service, with a new range of telephone numbers that are very easy to remember. This service enables corporate customers to stand out in their customer relations by highlighting how easy it is to contact them and showcasing their brand.

4.3.4.1.2 Enterprise network services

Enterprise network services include i) infrastructure services, ii) managed data services, iii) mobility solutions and iv) innovative services offering high value-added.

4.3.4.1.2.1 Infrastructure services

■	Leased lines

France Telecom is able to offer its professional and business customers leased lines that are either digital (digital Transfix lines) or analog. At December 31, 2005, France Telecom had around 196,000 leased lines in France, compared with approximately 245,5000 at December 31, 2004 and 291,500 at December 31, 2003). Although the total number of lines leased by France Telecom has decreased since 1997, its total transmission capacity has increased considerably. Leased lines are gradually being replaced by DSL technologies. At December 31, 2005, DSL and leased lines accounted for 67% and 33% respectively of access points for data transmission services, compared with 51% and 49% respectively at December 31, 2004.

Subscribers to France Telecom’s leased-line services pay initial connection costs in relation to the type of line rented, then a monthly subscription depending on the line (analog or digital), its capacity, its length and the term of the rental. The rates for France Telecom’s leased lines have steadily fallen each year since 1998, with this reduction seen on both digital and long distance services.

■	DSL business, satellite and Wi-Fi services

DSL business services make it possible for the various sites of a company such as regional branches, maintenance sites and commercial offices, to be interconnected based on DSL technologies. At December 31, 2005, some 77% of business sites in France were connected up to the Internet using ADSL, compared with approximately 63% at the end of 2004 and 45% in 2003.

For areas that are not connected up to DSL, France Telecom has a wide range of access options for broadband Internet via satellite, Wi-Fi and WiMax and provides, in conjunction with the local authorities, broadband coverage to districts in rural areas. For instance, France Telecom is able to offer the Pack Surf WiFi, an alternative broadband Internet access solution for local authorities and businesses located in areas without any ADSL coverage.

These solutions are now available throughout the whole of France, supplementing DSL coverage.

■	Fiber-optic services

France Telecom has been using fiber-optic cable at the heart of its national network for several years now. It is also the medium that is generally used to connect the sites of companies that strongly contribute to a value chain production process and that represent important nerve centers, such as their head office, administrative center, research and development center, regional offices and main production sites.

Transport services on fiber-optic cable are available throughout France for interconnecting the local networks of small and medium-size companies, remotely backing up the databases of large companies or supporting collaborative engineering applications between subcontractors and their customers. They offer speeds of up to several gbps as standard.

Short-distance interconnection needs are covered in all towns with a population of 10,000. France Telecom also offers a range of historical services such as SMHD, MultiLAN and InterLAN. The Intracité product, which is intended for local authorities, has continued to evolve and be adapted to new technologies.

France Telecom is pursuing efforts to develop its new generation range of very high-speed services, with the deployment of the Giga Ethernet technology making it possible to achieve connection speeds of up to 10 gbps.

In 2004, France Telecom launched a new plan for equipping the country with broadband for the benefit of all company sizes. This plan aims to connect business parks (zones d’activités économiques) up to broadband and very high-speed broadband services thanks to fiber-optic connections in certain targeted areas.

In November 2005, France Telecom announced the launch in France of the Ethernet LINK interconnection service for multi-site large businesses with data centers. This enables them to interconnect their key sites (head office, business centers, R&D centers) with their data centre and transport information flows for all of the company’s applications:

■	business-critical real-time flows (flux legacy, ERP, CAO, PAO) ;

■	voice flows for traditional telephony and ToIP/VoIP ;

■	data flows for professional use (messaging system, Internet, Intranet, groupware applications).

Drawing on France Telecom’s optical network spanning two million kilometers of fiber optics, Ethernet LINK is available throughout metropolitan France.

In line with moves to step up the deployment of very high-speed broadband services in 2,000 business parks, in October 2005, France Telecom announced the launch of its guaranteed symmetrical 2 Mbit/s broadband access service for corporate clients based on the same price throughout France, including the Business Internet access and IP VPN services available since December 1, 2005:

■	Internet access, with a guaranteed speed of 2 Mbit/s end-to-end on the network and a guarantee to restore access in the event of an incident, enables symmetrical connections to the Internet for sending and receiving large email files, Internet access to shared areas, intranet sites or any applications online. These include security, backup, shared messaging, domain name and hosting services, specially adapted to the needs of corporate clients.

■	Access via an IP VPN, with guaranteed speeds and service restoration times, enabling multi-site businesses to optimize IT exchanges for both companies and local authorities, including voice over IP and intra-company calls. The organization’s IT network can also be accessed by mobile users thanks to the Business Everywhere solution.

4.3.4.1.2.2 Managed data services

Data transmission operations primarily involve data communication services provided to customers in France and data-communication services provided outside of France and marketed in France by France Telecom to multinational companies based in France, under an exclusive distribution agreement with Equant.

The Enterprise IP network serves as a platform for a wide range of services, including IP VPN, Internet access services, email, hosting and security.

France Telecom is able to offer its customers various types of services:

(i) leased lines are gradually being replaced by DSL technologies that make it possible to offer customers Internet (IP network) or Intranet (VPN) access services. Various services are available, with customers using the Group’s Frame Relay, X.25 or Global Intranet services progressively migrating over to Intranet-enabled solutions such as IP VPN and Oléane VPN. France Telecom also offers Internet services through Oléane Open and Oléane Power.

(ii) Internet access services that include access to the companies’ dedicated backbone network, which is interconnected with the global Internet via the core of France Telecom’s long distance network.

4.3.4.1.2.3 Mobility solutions

In 2004, France Telecom launched an integrated range of itinerant-user services for corporate customers called “Business Everywhere”. These services enable unified itinerant-user access by linking all the France Telecom Group’s networks together. They include user telephone support services, a single bill and secure access. The France Telecom Group further strengthened this range with the launch of Business Everywhere for PDAs in 2005. Business Everywhere is available via a dedicated user interface that can be accessed from any network (WiFi, ADSL, GPRS, Edge, 3G or STN) from any PC or PDA, making it possible to access the client company’s messaging systems and business applications.

At December 31, 2005, France Telecom had 408,000 Business Everywhere users in France, representing an increase of 27% in relation to December 31, 2004.

4.3.4.1.2.4 Innovative services with high added value

France Telecom is developing a range of innovative services with high added value in order to:

-	accompany its customers in the transformation of their communications systems over to IP;

-	meet their needs in terms of security and the management of their business-critical applications, which require 24-7 availability;

-	offer its customers a range of services with a view to designing, building and managing their service platforms.

(i) Integration services. France Telecom offers end-to-end integration services ranging from WAN to LAN, PBX, and even the client’s handsets. In line with moves to accompany its customers in their migration over to IP and their use of the new systems, France Telecom is implementing a range of solutions to enable businesses to progressively migrate conventional PBXs over to leading-edge IP communications services, including coherent and global service level agreements (SLAs). France Telecom is able to provide integration services through onsite teams and online support solutions.

(ii) Management of clients’ business-critical applications. In line with the convergence of telecommunications and information systems, France Telecom is able to offer services linked to information systems by positioning itself on critical applications.

France Telecom accompanies clients on highly critical communicating service platforms: messaging system, security, customer relations management platforms, machine to machine, groupware tools. France Telecom is able to host, manage and operate these platforms on behalf of clients, offering ASP-mode applications for small and medium-size businesses and local authorities.

Thanks to the interbank exchange platforms hosted by its subsidiary SETIB, France Telecom is able to offer secure flow management, dynamic virtual card and telepayment services.

France Telecom also offers a range of tools for healthcare professionals enabling them to implement secure third-party payer systems. Indeed, Almerys operates information exchanges between healthcare professionals, mutual insurers, welfare agencies and insurance companies.

In November 2005, France Telecom launched Oléane Back-up, a turnkey online backup solution that can be integrated into its secure IP network and Internet services for businesses. Oléane Back-up makes it possible for small and medium-size businesses to automatically back up their data in total confidentiality at two geographically-remote data centers.

(iii) Customer relationship management. France Telecom has a wide range of corporate customer services for managing incoming and outgoing contacts (toll free and special rate numbers). Indeed, France Telecom offers a range of tailor-made multi-channel contact solutions designed to enable businesses to progressively manage all of their customer contacts irrespective of the means of communication used (telephone, fax, email, chat, SMS, call-back, virtual call centers, voice-recognition services). France Telecom is supplementing its range with a turnkey offering for small and medium-size businesses.

(iv) Professional services. France Telecom offers its customers a range of services to enable them to evaluate, design, build and manage their service platforms with one dedicated contact. These support services range from the audit phase through to advice on design, implementation and operations and the complete outsourcing of these solutions. For example, France Telecom is able to carry out LAN audits or onsite evaluations for its customers.

Total or partial outsourcing of company communication services. This activity involves:

-	transforming, migrating and operating all or part of companies’ fixed or mobile communications services – voice, data, image – in order to provide a highly effective global communications infrastructure while simplifying management and providing end-to-end service-level agreements;

-	integrating the entire range of innovations in terms of uses and technologies for the client throughout the contract in order to optimize its communications infrastructure and enable it to differentiate itself in relation to its own customers;

-	accompanying these solutions with a range of services, from advice to deployment and assistance.

Over the last two years, France Telecom has won several contracts for the total or partial outsourcing of company communication services.

4.3.4.1.3 Other business services

Other business services concern broadcasting services in addition to services for financial sector businesses, provided by Globecast and Etrali respectively.

Globecast

France Telecom offers radio broadcasting services through GlobeCast. GlobeCast has worldwide reach with its 21 offices and 15 technical centers broadcasting video and multimedia content on its satellite and fiber-optic network on behalf of television and radio broadcasters, businesses, government institutions and sales outlets networks. GlobeCast is able to offer “ingest” services that make it possible to digitalize and distribute content on all types of network or platform, such as satellite television, cable networks, mobile video, ADSL TV and even streaming on workstations.

Etrali

One of the global market leaders according to its estimates, Etrali provides connectivity solutions, systems and services designed to enable the international financial community to manage its voice and data communications between trading rooms and their integration into the client company’s information system. Etrali is the main partner of more than 1,600 trading rooms in 45 countries. Its customer base is primarily made up of banking institutions, financial companies and brokers and, to a lesser extent, international industrial businesses and companies linked to the transportation of goods and people, security and energy. Etrali’s strategy for providing integrated communications solutions for the financial industry is based on the following three offerings:

■	Etradeal systems and terminals: Etrali allows its clients to choose and maintain control over their technology by offering them a secure, rapid and reliable trading platform compatible with the TDM and/or IP environments thanks to its Etradeal system;

■	Etr@net connectivity service: Etrali offers its customers and partners a range of secure voice and data transmission solutions, making it possible to interconnect several sites via TDM or IP gateways while ensuring a unified administration and supervision system, and offering traders the possibility of being able to find their usual working configuration whichever site they may be working out of;

■	service offering: Etracare makes it possible to manage all of the phases in the communications platform lifecycle, from its design through to its development and deployment, maintenance and administration.

4.3.4.2 Global business services

The France Telecom Group’s global business services are provided by Equant and its subsidiaries.

Thanks to its portfolio of solutions, Equant is recognized as one of the market leaders for international telecommunications services for multinational businesses (source: Gartner). Indeed, Equant’s worldwide communication network and strategic partnerships enable it to provide services to its customers around the world. At December 31, 2005, Equant believed that it offered an unparalleled level of regional coverage. On this same date, Equant was running its customer services out of three main centers based in Rio de Janeiro (Brazil), Delhi (India) and Cairo (Egypt), offering a range of support services 24 hours a day, seven days a week for all of its customers worldwide. At December 31, 2005, Equant offered local support in 166 countries or territories (source: Equant).

Equant combines its expertise on network services with a broad range of value-added services, making it possible to provide global, integrated and personalized communications solutions. These solutions are based on network services that enable users/employees to access their information systems, applications and messaging systems. Network services include conventional data transmission services (ATM, Frame Relay) as well as end-to-end IP services. Equant’s network services notably include the MPLS IP VPN solution, which was being used by over 1,300 client companies at the end of December 2004 and 2005 (compared with around 1,000 at the end of 2003 and 700 at the end of 2002) and was available in 146 countries and territories at the end of 2005 (compared with 146 at the end of 2004 and 142 in 2003 and 2002). Equant’s networks transmit data, voice and video.

Equant ramped up and harmonized the connectivity of its customers in 2005, even for their smallest sites, with the launch of its range of Small Office Solutions. These solutions are based on three levels of DSL services designed to enable customers to improve performance while optimizing the level of support that they require at their various sites thanks to their global virtual private network.

Equant also offers a range of management tools to enable its customers to control and optimize network performance and availability. Since 2005, Equant has rolled out a general service aimed at optimizing network performance (Application Performance Analysis), enabling its customers to:

■	improve network design,

■	accelerate network installation and deployment,

■	look into network development scenarios,

■	build up better knowledge of their network infrastructure.

Since 2003, in response to changes in customer demands, Equant has provided more value-added services in the form of personalized solutions incorporating security, messaging systems, groupware, maintenance and customer-relations management, initialized by consulting phases. These personalized solutions are intended to simplify the integration and management of the client’s telecommunications and IT infrastructure in a secure and optimum way.

In addition to all of the intrinsically secured services offered by Equant, a range of additional security services are available, such as antivirus and SPAM protection for email systems as well as archive management. In 2005, 360,420 users were protected by the Equant Messaging Protection Suite.

Equant sells, installs and integrates network equipment such as routers, PBXs and LANs for its clients. In line with its global support services for customers, Equant also offers PC fleet management services.

In 2005, Equant continued to develop its range of convergent services, notably for IP telephony, enabling its customers to:

■	improve their productivity and flexibility,

■	develop new uses such as groupware tools,

■	converge their resources.

Lastly, in addition to conventional solutions such as network, equipment-maintenance or sale services, Equant is able to offer its multinational key account clients a comprehensive outsourcing offering for their communications services. This concerns the outsourcing of telecommunications infrastructures – voice, data, and image – as well as messaging system and security services or even the management and optimization of third-party contracts. Outsourcing may also involve taking on clients’ in-house IT teams and taking over the company’s communications equipment and assets. This represents a response to a need among key account clients, which want to be able to count on a strategic partner in the increasingly critical field of business communications.

4.3.5 DIRECTORIES

Directory activities are carried out by the PagesJaunes Group and its subsidiaries, grouped together in two divisions: PagesJaunes in France and PagesJaunes International and its subsidiaries.

PagesJaunes in France

The services provided by PagesJaunes relate to the publication and distribution of directories, sale of advertising space in paper-based and online directories, services involving the creation and hosting of web sites, as well as the publication of “PagesPro” business directories, sales of on-demand access and of “QuiDonc” reverse phone directory services, and the publishing of the “Europages” European business directory. The company’s income is mainly generated via the sale of advertising space in its paper directories and online services.

During 2005, 619,513 advertisers used at least one of the PagesJaunes media for the purpose of promoting sales of their products and services, representing approximately 21% of the corresponding market.

The company’s paper directory business includes the “PagesJaunes” directory and “l’Annuaire” (telephone directory). PagesJaunes is the publisher of the “PagesJaunes” directory (classified by category) and has signed an advertising sales agreement with France Telecom with regard to “l’Annuaire” (telephone directory classified alphabetically). France Telecom has granted PagesJaunes exclusive rights to canvass and collate the advertising to be incorporated into “l’Annuaire” and the alphabetically classified PagesJaunes 3611 (Minitel) service as well as the technical design, implementation and layout of such advertising. Under this agreement, PagesJaunes is responsible for billing and collecting from advertisers the cost of the advertising that they have subscribed for, and acts as the agent in this respect (PagesJaunes is liable to France Telecom for the payment of all published advertisements regardless of any customer’s failure to pay). France Telecom has put in place a distributorship contract for use of the universal printed directory for PagesJaunes, accompanied by an assignment contract for the “L’Annuaire” brand for a total of €12 million. These contracts are effective as of January 1, 2006. In line with moves to set up the universal directory, the PagesJaunes Group has decided to reposition the “L’Annuaire” directory in 2006 thanks to a new editorial and advertising offering.

In addition to its paper-based directory services, PagesJaunes has also offered online services since the launch of PagesJaunes 3611 on Minitel in 1985. Since then, this offering has been enhanced with the launch of the “pagesjaunes.fr” Internet site in 1997 and the development of an Internet site hosting and creation service the same year as well as the mobile Internet launch of pagesjaunes.fr in 2001. The introduction of the PagesJaunes service on Minitel in 1985 contributed to familiarizing both users and advertisers with the concept of an online directory service. This familiarization in turn facilitated the development of pagesjaunes.fr. and 445,866 advertisers used PagesJaunes online services in 2005, with 339,553 on the pagesjaunes.fr site. The pagesjaunes.fr site is pursuing a growth strategy based on developing its features, enhancing its content and optimizing relations

When the French directory enquiries market was deregulated, PagesJaunes launched its own telephone-based information service on November 2, 2005 (PagesJaunes 118 008) throughout France. It will therefore be one of the operators in this sector.

The following table presents changes in the number of advertisers over the last three years:

	2005	2004	2003
Total number of advertisers(1)	619,513	583,836	561,180

Advertisers in paper directories (“PagesJaunes” or “l’Annuaire” telephone directories)	575,435	550,504	532,041

Advertisers using online services	445,866	420,941	401,610

Of which:
- advertisers using pagesjaunes.fr at the end of December	339,553	307,953	267,175

- as a percentage of the total number of advertisers	54.8%	52.7%	47.6%
(1)	The number of advertisers includes all advertisers for the relevant year, including those having purchased advertising space in a PagesJaunes media via an advertising agency. These figures are different from those previously provided by Wanadoo in that Wanadoo counted all businesses acting through an advertising agency as a single advertiser.

International and Subsidiaries

These services are provided by the company’s various subsidiaries, primarily involving the publication of consumer directories outside France, the development of “Kompass” directories in Europe and the development of activities to supplement the publication of directories (such as geographical services on “Mappy” and direct marketing with “Wanadoo Data”). In 2005, the International and Subsidiaries services provided by PagesJaunes business units generated €108.9 million in revenues, representing 10.3% of the PagesJaunes Group’s consolidated revenues for 2005.

In Spain, QDQ Media, which was set up in 1997, offers paper directories and online services. In order to market advertising space in its various media, QDQ Media developed a field-based sales force, followed by a telesales unit in 2001. Together, they currently employ approximately 450 people.

QDQ Media is Spain’s second-biggest directory publisher in terms of revenues (source: AMR International, The European Telephone Directory Market, Fall 2003) and had 78,300 advertisers at the end of 2005.

PagesJaunes, through its subsidiaries, holds the “Kompass” concession in France, Spain, Belgium and Luxembourg. In each of these four countries, PagesJaunes subsidiaries hold sole rights to the “Kompass” brand and classifications, the publication and marketing of advertising space in the “Kompass” directories and the sale of such directories.

Set up in 1999, Wanadoo Data specializes in direct marketing. Wanadoo Data markets files characterized as individuals or corporate customers for multi-channel canvassing campaigns (mail, telephone, email, SMS). Wanadoo Data also offers engineering services for the processing of marketing databases (standardization of postal addresses, de-duplication, cancellation of out-of-date addresses and incorporation of new addresses, enhancement, statistical analyses, geomarketing and hosting services). In February 2005, the PagesJaunes Group further strengthened its direct marketing offering by taking over e-sama, a company specializing in database hosting and customer relationship management (CRM) services. Wanadoo Data’s business combination with e-Sama has enabled the PagesJaunes Group to double the size of its direct marketing business.

Mappy S.A. (formerly Wanadoo Maps), set up in 1995, is currently a major player for online geographical services. Mappy S.A.’s activities center around two product lines: online geographical services and town photographs, which represent a natural addition to online directories and which encourage growth in their customer audience.

In accordance with the Group’s intentions as announced when it was floated on the stock market, the PagesJaunes Group has finalized the acquisition of Edicom from France Telecom. Edicom is the leading directory publisher in Morocco and generated €4 million in revenues in 2004. Edicom has been consolidated as of July 1, 2005.

4.4 ISSUER DEPENDENCY IN RELATION TO PATENTS

None.

4.5 DIVESTITURES

The main divestitures of France Telecom are described in the Notes to the Consolidated Financial Statements under Note 4 “Main acquisitions and disposals, and other changes in the scope of consolidation”.

The divestitures refer to the following transactions:

■	For the financial year 2004:

-	disposals of subsidiaries and consolidated shareholdings: IPO of PagesJaunes (France Telecom held 62% of the capital at December 31, 2004); disposal of the 100% interest in Orange A/S (Denmark); disposal of Equant’s 49% shareholding in Radianz; and reduction from 49% to 10% of the shareholding in the capital of BITCO (Thailand).

-	disposals of the other shareholdings: disposal of a 27% interest in the capital of NOOS; disposal of 30 million shares in STMicroelectronics, representing 3.3% of the capital in that company.

■	For the financial year 2005:

-	disposals of subsidiaries and consolidated shareholdings: Sale of cable activities, including France Telecom Cable subsidiary; sale of 8% of the capital of PagesJaunes (France Telecom held 54% of the capital at December 31, 2005).

-	disposals of other shareholdings: delivery of STMicroelectronics shares following the 2002 issue of bonds exchangeable for STMicroelectronics shares (France Telecom no longer holds any ST Microelectronics shares); sale of MobilCom Shares (after this disposal, France Telecom continues to own 1% of MobilCom); Sale of interest in Tower Participations; Sale of the entirety of the stake in Intelsat.

4.6 COMPETITION

4.6.1 PERSONAL COMMUNICATION SERVICES

Orange faces significant competition from European or international mobile telecommunications providers, such as Vodafone, T-Mobile, TIM (Telecom Italia Mobile), Telefónica Móviles, NTT DoCoMo and Hutchison Whampoa, all of which have international networks. In addition, Orange faces competition from national operators in each of the countries in which it operates. Insofar as mobile telephone use supplements fixed line telephones, Orange is also competing with fixed line telecommunications providers.

4.6.1.1 France

Orange’s main competitors in France are SFR and Bouygues Telecom. SFR, which is controlled by Vivendi-Universal and partially owned by Vodafone, started GSM900 operations in 1992. Bouygues Télécom, which is controlled by Bouygues, has operated a GSM network since 1996. Orange, SFR and Bouygues Télécom are the three operators with UMTS licenses on the French market. A fourth license is still available.

The beginning of 2005 was marked by the adoption of divergent strategies by the three network operators for the deployment of high-speed networks.

■	Orange decided on a complementary approach for its networks, deploying 3G and Edge in order to offer national coverage combined with continuity for services.

■	SFR has positioned itself only on 3G.

■	Bouygues Telecom has positioned itself only on Edge.

At December 31, 2005, the French market had 13 mobile telephone brands. In addition to the three network operators – Orange, SFR and Bouygues Telecom – new MVNO agreements or licenses resulted in the commercial launch of six new brands in 2005, namely:

■	Futur Telecom, MVNO using the SFR network, launched on February 3, 2005

■	9 Office Mobile, MVNO using the SFR network, launched on June 7, 2005

■	M6 Mobile by Orange, licensing agreement between M6 and Orange, launched on June 9, 2005

■	Tele2 Mobile, MVNO using the Orange network, launched on June 17, 2005

■	Coriolis, MVNO using the SFR network, launched on June 21,2005

■	NRJ Mobile, MVNO using the SFR network, launched on November 2, 2005.

In 2004, two MVNO agreements and one license were granted, resulting in the commercial launch of three new mobile telephone brands in France:

■	Debitel Mobile, MVNO using the SFR network, launched in June 2004

■	Breizh Mobile, MVNO using the Orange network, launched in July 2004

■	Universal Mobile, licensing agreement with Bouygues Telecom.

Transatel, the market’s first MVNO, was launched in June 2001.

The following table shows the market shares of the various network operators in France:

	At December 31,
	2005	2004	2003
Orange	46.6%	47.3%	48.8%

SFR	36.1%	35.9%	35.3%

Bouygues Telecom	17.3%	16.8%	15.9%
Source: Mobile Communications

4.6.1.2 United Kingdom

The main rivals of Orange UK are the other three mobile telephone network operators: Vodafone, O2 (fully-owned subsidiary of Telefonica) and T-Mobile (fully-owned subsidiary of Deutsche Telekom). All of them commenced their operations before Orange UK.

In addition to the three current mobile network operators in the United Kingdom, Orange UK also faces competition from a newcomer on the UMTS market – Hutchison 3G UK Ltd, which launched its services in March 2003 under the brand name “3”. Hutchison 3G UK Ltd is owned by a consortium in which Hutchison Whampoa has a controlling majority interest.

In November 1999, a joint venture between the Virgin Group and Deutsche Telekom became the first virtual mobile network operator in the United Kingdom when it launched its service, purchasing airtime from One2One (currently T-Mobile). Virgin completed its IPO in July 2004 and is operating under a new supply agreement with T-Mobile. Other virtual mobile network operators are also operating on the UK market.

The following table shows the market shares of each network operator in the UK:

	At December 31,
	2005	2004	2003
Orange	22.1%	23.55%	25.6%

Vodafone	22.4%	22.7%	23.85%

O2	24.2%	23.5%	24.5%

T-Mobile (including Virgin Mobile figures for 2003)	26.0%	26.05%	25.55%

3 UK	5.3%	4.1%	0.4%

Source: Mobile Communications.

4.6.1.3 Spain

Amena is competing with two other operators: Telefonica Moviles, a subsidiary of Telefonica, and Vodafone’s Spanish subsidiary.

Each one of these operators has both a GSM and UMTS license.

The following table shows the market shares of each network operator in Spain:

	At December 31,
	2005	2004	2003
Amena	23.7%	24.2%	22.0%

Telefonica Mobiles	47.5%	49.6%	53.1%

Vodafone	28.8%	26.2%	24.9%
Source:	Mobile Communications

In addition, there is now a new player on the Spanish mobile telephone market – Xfera. Created specifically to compete in order to obtain a 3G license, this company does not yet have any commercial operations, but is expected to begin operations on the market in 2006.

There are no plans for the arrival of a new GSM operator on the Spanish market.

Lastly, more than 40 companies have been awarded licenses in order to launch telephone operations using other operators’ networks (MVNO). No such contracts have however been concluded to date with operators. The Spanish regulatory authorities announced in February 2006 that they intend to ask existing operators to offer “reasonable rates” for MVNOs.

4.6.1.4 Poland

PTK, which has been trading since September 2005 under the Orange brand, began its GSM operations in 1998, some two years after its rivals. In 2003, PTK became the second biggest mobile telephone network operator in Poland in terms of the number of customers (source: PTK). The other mobile telephony operators are PTC (49% owned by Deutsche Telecom and 51% owned by Elektrim Telekomunikacja) and Polkomtel (owned by Vodafone, TDC and various Polish companies).

The following table shows the market shares of each network operator in Poland:

	At December 31,
	2005	2004	2003
PTK	33.8%	32.2%	32.7%

Polkomtel	30.6%	30.4%	31.6%

PTC	35.6%	37.4%	35.7%
Source:	Mobile Communications

At December 31, 2005, 21 companies were granted authorizations to perform MVNO activities. To date, none of them have launched operations. Three of them – Tele2 Polska Sp. z o.o., Premium Internet S.A. and E-Telko Sp. z o.o. – have received a numbering plan.

In May 2005, the Polish regulatory authorities (URTiP) granted a fourth UMTS license to Netia Mobile (Netia Mobile is a consortium made up of the fixed telephone operator Netia and Nowator, a financial investor).

In July 2005, the URTiP granted 3.6 -3.8 GHz frequencies to the following companies: Netia Globe SA, Netia Swiat S.A., and NASK.

4.6.1.5 Rest of the world

The following tables indicate the market shares of network operators in the main countries in which France Telecom is present as at December 31.

Belgium: Mobistar is competing with two other operators: Belgacom Mobile (formerly Proximus), which is owned by Belgacom and Vodafone, and BASE (formerly KPNO), which is owned by KPN Mobile.

	At December 31,
	2005	2004	2003
Mobistar	33.25%	33.5%	33.4%

Belgacom Mobile	48.0%	49.4%	53.65%

BASE	18.8%	17.1%	12.95%
Source:	Mobile Communications

The Netherlands: the Dutch market is one of the most competitive mobile telephone markets in Europe with five network operators: KPN Mobile, which is indirectly owned by KPN and NTT DoCoMo; Vodafone; Telfort, owned by KPN since its takeover in October 2005; T-Mobile, owned by T-Mobile International, and Orange.

	At December 31,
	2005	2004	2003
KPN Mobile	50.6%	50.9%	38.8%

Vodafone	22.9%	22.8%	24.1%

Telfort (figures included under KPN Mobile)	–	–	12.1%

Orange	12.1%	11.3%	10.0%

T-Mobile	14.4%	15.0%	15.0%
Source:	Mobile Communications

Romania: Orange Romania is competing with three other operators. MobilFon/Connex is owned by Telesystem International Wireless, Vodafone and other financial investors. Telemobile/Zapp is owned by Inquam, which in turn is owned by Qualcomm. Cosmote Romania is majority owned by Rom Telecom, the national Romanian operator.

	At December 31,
	2005	2004	2003
Telemobil	2.8%	2.7%	2.7%

Connex GSM	44.9%	48.1%	49.0%

Orange	51.6%	48.3%	47.1%

Cosmote Romania	0.7%	0.9%	1.2%
Source:	Mobile Communications

Slovakia: Orange Slovensko’s current competitor is T-Mobile (Eurotel), which is wholly-owned by Slovak Telecom, which is in turn majority-owned by Deutsche Telekom.

	At December 31,
	2005	2004	2003
T-Mobile (Eurotel, GSM)	43.8%	44.7%	43.8%

Orange	56.2%	55.3%	56.2%
Source:	Mobile Communications

Switzerland: Orange Communications S.A. is competing with other mobile network operators, including Swisscom Mobile, which is owned by Swisscom and Vodafone, and Sunrise, owned by TeleDanmark.

	At December 31,
	2005	2004	2003
Swisscom	62.8%	62.7%	62.0%

Sunrise	18.9%	19.1%	20.2%

Orange	18.2%	18.2%	17.8%
Source:	Mobile Communications

Moldova: Voxtel was the first operator to enter the Moldavian market and at December 31, 2005, was the leading operator in terms of market share, with 670,000 clients and a market share of around 58%.

	At December 31,
	2005	2004	2003
Voxtel	57.6%	54.4%	52.4%

Interdnestrcom	8.2%	10.1%	13.6%

Moldcell	34.3%	35.5%	33.9%
Source:	Mobile Communications

Egypt: ECMS (Mobinil) was the first mobile operator in Egypt. At December 31, 2005, ECMS held the largest market share on both the prepaid and contract markets. ECMS’s only competitor is Vodafone Egypt.

	At December 31,
	2005	2004	2003
ECMS	55.1	53.7	52%

Vodafone	44.9	46.3	48%
Source:	Informa Telecoms & Media’s World Cellular Information Service

4.6.2 HOME COMMUNICATION SERVICES

4.6.2.1 France

In 2005, the competitive environment saw a number of major changes, marked by a convergence in terms of the services offered and by the first signs of consolidation. All the leading telecommunications operators, Internet access providers and cable operators have adopted a multiplay strategy, aiming to offer a wide range of products and services combining telephony (STN and/or IP), broadband Internet and television and video-on-demand services.

Most of the telecommunications network operators and Internet access providers are investing in unbundling their local loops.

The market has also started to consolidate, with Tiscali’s takeover by Telecom Italia (Alice in France) in March 2005, the acquisition of Noos by UPC in April 2005 and the merger between Neuf Telecom and Cegetel, which was finalized in August 2005.

Telephony, Internet access and multi-services

In France, France Telecom’s main fixed line telephony competitors are:

■	telecommunications network operators, positioned on fixed-line telephony, Internet access and multiplay offerings.

These operators are able to carry customers’ local, national and international long-distance calls using the France Telecom network’s interconnection services. Their customers can select their carrier on a call-by-call basis or have a pre-selected carrier. At the end of the third quarter of 2005, 6.2 million customers had opted for pre-selection and 2.5 million for call-by-call selection (the ARCEP’s Observatoire des marchés for Q3 2005).

France Telecom’s main rivals for STN voice services on the general retail market are Tele2 and Neuf Cegetel.

France Telecom’s market share, measured based on the level of traffic using its networks, remains high, with only a slight downturn seen.

	At December 31,
France Telecom’s consumer market share	2005	2004	2003
Local	69.5%	73.3%	77.1%

Long-distance	58.7%	59.4%	61.0%
Source:	France Telecom

■	Internet access providers, offering narrowband Internet, broadband Internet, voice over IP and multiplay services.

Competition on the Internet market has now moved over to broadband, with a significant reduction in ADSL access prices offered by the Group’s rivals, as a result of the development of unbundling, accompanied by an increase in the speeds offered. DSL lines now represent around 65% of Internet connections (source: Data-Nova, Baromètre Novascope Consumer, September 2005).

Most of the players on the market have a voice over IP offering to supplement their broadband access services: Neuf Cegetel (under the two brands – Neuf Telecom and Cegetel), Telecom Italia (Alice), T-Online (Club internet), AOL, Tele2.

Free and Neuf Telecom have been offering a triple play package (Internet, voice over IP, ADSL television) since 2004, while Alice launched its TV offering in November 2005.

Against this backdrop of highly active competitors, Wanadoo has confirmed its position as the market leader for broadband, improving its ADSL market share in 2005 in relation to 2004 thanks to the success of “Livebox” and its new multi-service range.

According to Idate, the broadband market shares of the various operators were as follows mid-2005:

Wanadoo	Free	Neuf Cegetel	AOL	Telecom Italia France (Alice)	Tele2	T Online (Club Internet)	UPC	Others
44%	16%	12%	6%	6%	4%	3%	3%	6%

Broadband market shares (source: Idate mid-2005)

Wanadoo’s ADSL market share was estimated at 47.5% in December 2005, representing an increase of one percentage point in relation to December 2004 (46.5%)(source: France Telecom).

■	operators unbundling the local loop: almost all Internet access providers and network operators have decided to invest in their infrastructures in order to migrate over towards unbundling.

2005 saw unbundling programs continue to be rolled out, with 2.82 million lines unbundled at December 31, 2005 (source: ARCEP unbundling report at December 31, 2005).

Full unbundling saw strong growth in 2005, driven in part by the migration of partially unbundled customers, with 592,000 lines at December 31, 2005 (source: ARCEP unbundling report at December 31, 2005). France has the highest number of unbundled DSL lines in Europe (source: ARCEP).

At the end of 2005, unbundled areas covered 54% of the French population (source: ARCEP unbundling report at December 31, 2005).

The two main unbundling operators in France are Neuf Cegetel, with 1,257,000 unbundled DSL lines, and Iliad /Free, with 883,000 unbundled DSL lines at the end of Q2 2005 (source: Dataxis).

Full unbundling enables alternative operators and Internet access providers using this system to provide their customers with a single bill including the telephone line subscription fee, telephone calls and broadband services (Internet access, ADSL television and VoIP).

	At December 31,
Number of distribution frames and unbundled lines	2005	2004	2003
Number of distribution frames available for unbundling	1,107	893	397

Number of lines unbundled (thousand) – partially and fully.	2,820	1 591	273
(source:	ARCEP)

This trend notably reflects the level of unbundling prices, which are significantly lower than the European average (see the following chart – source: France Telecom). Idate Digiworld – August 2005).

2005 unbundling rates (in euros per month excluding VAT)	Spain	Germany	United Kingdom	The Netherlands	France	Italy
Full	11.4	10.7	9.7	9.6	9.5	6.0

Partial	3.0	2.4	1.9	1.9	1.8	2.8

■	cable operators, which have been grouped together around two main players since the merger of Noos and UPC in 2005: UPC-Noos and NC Numéricâble. They are less present in France than in other countries, covering 26% of homes at the end of 2004 (source: Idate mid-2005) compared with 42% in Spain, 50% in the UK and 82% in the Netherlands. They offer TV, broadband Internet and cable-based telephony services.

On the whole, cable operators are not particularly well represented on the French fixed-line telephony market, with a total of 105,000 subscribers at the end of Q3 2005 (source: ARCEP, Observatoire des marchés, Q3 2005).

Portals

France Telecom has strong positions on its markets thanks to the Wanadoo brand. Wanadoo Publicité, Wanadoo’s advertising sales division is the French market leader in terms of audience figures, with a reach of 66% (December 2005, source: Nielsen -Home & Work Panel), and in terms of advertising revenues, with a 16.4% share of the online advertising market (source: TNS Média Intelligence H2 2005).

The Group is competing with numerous providers of global or local portal services, all of which belong to one of the three main categories outlined below:

■	the portals of other access providers: i.e. in France, notably Free, AOL France and Club Internet.

■	the portals of general sites with a large audience and search engines: notably Microsoft/MSN, Google and Yahoo!

■	other media such as newspapers, television, radio and other advertising media (advertising displays).

4.6.2.2 Poland

At December 31, 2005, TP Group had the following market shares in terms of traffic on the consumer and enterprise segments:

■	Telephone line access: approximately 89.6%;

■	Local calls: 82.3%;

■	Domestic calls: 74.1%;

■	International calls: 64.2%;

■	Fixed-line to mobile: 74.6%.

In the fixed-line telephony segment, TP Group’s main rivals are as follows:

■	Netia, company owned by institutional investors;

■	Dialog (subsidiary of KGHM, national copper producing company, part of the capital of which is held by the Polish State);

■	Multimédia Polska (previously TeleNet);

■	Tele 2 (subsidiary of the Swedish firm Tele 2 AB).

TP Group’s main competitors with telecommunications infrastructures are Netia and Dialog, whose market shares come out at 3.3% and 3.6% respectively (TP Group estimates). Netia and Energis are focused on business clients. For fixed-line telephony, TP is also competing against Tele2, a virtual network operator focused on residential clients.

Internet

According to TP Group estimates, it is the leading Internet service provider in Poland for both residential and corporate clients. TP Group is a pivotal player on the narrowband Internet market. At December 31, 2005, TP Group’s retail market share in terms of traffic was approximately 94%, compared with 92.6% at December 31, 2004. TP has also retained a significant market share on broadband communications, with 71.1% at the end of 2005 compared with 74% at the end of December 2004. However, the broadband market is becoming more competitive. Dialog and Netia both started to offer ADSL to their own customers in November 2003 and April 2004 respectively. The main rivals on the broadband market are the cable network operators and more specifically: UPC, the Aster Group and Multimedia Polska. Various small-scale access and local access networks providers are also a very widespread in Poland.

4.6.2.3 Rest of the world

United Kingdom

In the United Kingdom, the Internet market has moved toward broadband, with over 50% of Internet connections made through broadband access in mid-2005. DSL customers represent 71% of total broadband. Complete unbundling is late, with only 1% of DSL lines unbundled, compared to 29% in France (Idate Digiworld mid-2005).

Competition is very active in Broadband, with 2005 having been marked by a price war and by the plan for the merger of two cable operators, NTL and Telewest, who together control some 29% of the total broadband market (source: Idate, August 2005).

Ten or so players are active in “double play” (Voice and Internet), including Wanadoo with its Wireless & Talk offering launched in 2005, which had 80,000 customers activated at December 31, 2005. Some participants offer a “triple play” (Internet/Voice/TV).

Wanadoo is among the main challengers to BT in the United Kingdom Internet market, with a market share of 14% in June 2005 (source Idate) .

In mid-2005, the respective market shares held by the main players in the UK Internet market were as follows:

BT	Wanadoo	AOL UK	Tiscali UK	NTL	Telewest	Other
25%	10%	12%	8%	18%	11%	16%
(source:	Idate mid-2005)

Wanadoo UK’s ADSL market share was estimated at 13% in December 2005 (source: France Telecom)

Spain

In Spain, 75% of Internet customers are broadband, with DSL access representing 78% of broadband access, while only 9% of DSL lines are unbundled (source: Idate, mid-2005)

Consolidation is underway in the broadband market, with several movements occurring in 2005: after the merger between Wanadoo España and Uni2 in late 2004, cable operators ONO and Auna merged (acquisition by ONO completed November 4, 2005), T-Online acquired Albura’s infrastructure, and Tele2 acquired that of Comunitel.

In Spain, however, most operators offer “double play,” that is voice + Internet, following the example of France Telecom, which initiated this offering in 2004. Cable operators and Telefónica have voice/ Internet/ TV “triple play” offerings

Wanadoo is the second-largest Internet narrowband and broadband service provider, after the incumbent operator, Telefónica, and holds an overall market share of 25% according to Idate (as of mid-2005).

In mid-2005, the respective market shares of the main players on the Internet market in France were as follows:

Telefónica and Terra Lycos	Wanadoo España	T - Online Ya.Com	Auna	ONO Cableuropa	Others
54%	14%	4%	11%	9%	8%

(source Idate mid-2005)

With a 16% ADSL market share in December 2005, Wanadoo is Telefónica’s most serious ADSL challenger (source: France Telecom).

The Netherlands

In the Netherlands, Internet penetration is very high and broadband accounts for over 72% of the Internet base. DSL access represented 61% of the broadband base in mid-2005 and unbundling is occurring quite rapidly, with 25% of DSL access unbundled (source: Idate Digiworld, mid-2005).

“Double play” (Internet + voice) and “triple play” offerings are already present in the Dutch market.

In the Netherlands, Wanadoo is the second largest Internet service provider across both the narrowband and broadband segment, with a 12% market share, behind KPN which holds 37% (source: Idate mid-2005).

In mid-2005, the respective market shares held by the main players in the Dutch broadband Internet market were as follows:

KPN	Wanadoo	Essent- Kabelcom	UPC Chello	Versatel/ Zonnet	Multikabel	Others
31%	13%	13%	12%	5%	4%	22%

(source: Idate mid-2005)

Wanadoo Nederland’s ADSL market share was estimated at 14% in December 2005 (source: France Telecom).

4.6.3 ENTERPRISE COMMUNICATION SERVICES

4.6.3.1 France

Competition in France in the fixed telephony, network services, and other enterprise services markets is constantly developing. France Telecom is facing increased competition from a small number of telephone operators that are, however, already well-established, and other players who are not among the traditional competitors, because of the conversion of the telecommunications infrastructure activity toward services.

The voice market share of France Telecom’s businesses, measured as traffic using its networks, remains high. We have noted a slowing of the decline in this market share since the third quarter of 2005.

In France, France Telecom’s main Business market competitors are:

-	Generalist telecommunications operators such as NeufCegetel, which offer voice and data services and are primarily aimed at the general public market.

-	Alternative domestic local-loop operators, such as Colt and Completel, positioned in the voice and data transmission services market in France and aimed at multinational enterprises, are now showing greater aggressiveness in the small and medium-sized business sector.

These network operators (generalist and alternative domestic) may provide customers with network access service, either through unbundling from the local loop, or through alternative local loops. Complete unbundling should allow alternative operators to offer single billing to their customers for all telecommunications services provided. Unbundling increased significantly in 2005, with 23,836 lines unbundled at December 31, 2005, compared to 8,156 at December 31, 2004.

-	Global telecommunications services operators, such as BT/Infonet, AT&T Enterprise services, MCI, and Vanco, which offer services with a strong network and data component to multinational enterprise customers. These operators are able to carry customers’ local, national and international long-distance calls by using the France Telecom network interconnection services. In the growing French IP market, these companies are engaging in highly targeted offensives. France Telecom believes that its network’s geographic coverage, capacity and technological strength afford it a good position in relation to its competitors.

-	“Co-opetitors”, network integrators and managed service providers, who are active in the Enterprise market in France. In areas where the market is very fragmented and where France Telecom’s leadership is not well-established, France Telecom is expecting that factors such as price, end-to-end solutions, reliability, security levels, and a focus on service quality will play a growing role. France Telecom is facing “coopetition” from companies such as Telindus, NextiraOne, AmecSpie, Getronics, and Dimension Data, who operate with a multi-supplier approach.

-	Businesses specializing in the deployment and supply of managed services, outsourcers, and system integrators, such as IBM Global Services, EDS, HP Services, and ATOS. Businesses need simplicity, given increasingly complex technology. France Telecom is focusing on assisting its customers in transforming their communications systems to IP and providing services that go beyond the audit and advising phase, to the design, deployment and management of their telecommunications applications.

The main categories of services on which these companies have positioned themselves as France Telecom competitors include the following:

■	network integration;

■	outsourcing/TMA (Third-party Maintenance Application);

■	consulting/engineering;

■	infrastructure management.

Moreover, in the mobile market, joint ventures between mobile operators and integrators are starting to offer cellular data transmission solutions to start-up businesses.

4.6.3.2 World services

Equant is operating in a very dynamic, highly competitive, fragmented, and constantly changing market in which equipment suppliers are enriching their offerings with services that include additional value added.

Equant recognizes that the market is changing from supplying traditional telecommunications services toward “all IP” and the offering of network convergence services and IT (Information Technology): integration services, managed services, IT infrastructure services, customer relations management, and machine-to-machine communications. Indeed, Equant finds itself facing increasing competition from companies that do not fall within the traditional competitive structure of the telecommunications operators. The competitive environment is becoming increasingly complex, to the extent that boundaries between the world of telecommunications and that of information systems are being eradicated. Information system companies are endeavoring to extend their skills to operating networks, while network operators are extending their range of services to service integration. In addition, equipment suppliers, whilst continuing to act as partners to network operators, are diversifying into other areas within the telecommunications sector.

Equant faces competition from five main types of businesses:

■	Global telecommunications services operators: long-established competitors in the network services market include the following companies: SBC/ATT, Verizon/MCI, BT/Infonet, T System, Colt. Such companies offer a comprehensive range of data transmission services to supplement their more traditional voice services. In addition, virtual operators, such as Vanco, are offering to put together and advise third-party operator services located in different countries.

■	Domestic voice & data transmission operators: in some of the countries in which Equant operates, it also has to compete with the uncumbent operators. Some of these operators still have a special regulatory status and still enjoy exclusive rights as to the supply of certain services. Most of them have a tradition of dominating their local telecommunications market.

■	System integrators and outsourcing companies: Customers also seek solutions that integrate design, installation and support of network and office services, as well as the supply and distribution of network and office equipment. In these areas, the market is fragmented both geographically and at the level of competitors’ activities. The main categories of competitor with regard to the supply of such services include:

(i) Computer services and service outsourcing companies, such as IBM Global Services, Accenture, EDS, Cap Gemini, Wipro and TCS. These companies offer a range of services, some of which only compete with the Equant product portfolio, which may lead to one-time cooperation on certain deals. Equant is seeking to develop strong partnerships with some of these players.

(ii) Network integrators and managed services suppliers: In these areas, where the market is very fragmented, Equant must address, on the one hand, small local players, and on the other hand, larger companies engaged in international activities, such as Telindus, NextiraOne, Getronics, or Dimension Data. Competition depends more on the ability to build the value chain by providing additional services, such as designing and implementing networks, as well as support services.

(iii) IT and office equipment suppliers: Here again, the market is often fragmented and local, even if players such as Computacenter are trying to develop multinational offerings. In developed countries, competition in this sector is primarily price-oriented, and several players are experiencing difficulties.

4.6.4 DIRECTORIES

The competitive environment in which the PagesJaunes Group operates is far wider than competition from other general consumer or business directories alone. This is because all consumers are able to access, via the Internet, a considerable amount of content and services to supplement or replace the services provided by PagesJaunes and, owing to the sophistication of mobile telephones, are also able to access extended electronic listing functions. In addition, the PagesJaunes services have to compete with paper directories, directory enquiries (by telephone) and all other forms of press media which list enterprise services.

Thus, the main competitors of PagesJaunes in France are:

-	electronic or paper listings that are able to store telecommunication numbers;

-	telephone-based directory enquiries, which have strongly evolved since deregulation of the information market;

-	free newspapers and journals (particularly Comareg and Spir Communication media, “20 Minutes” and “Métro”);

-	Internet search engines (particularly “Google”, “Voilà”, “Yahoo!” and “MSN”);

-	thematic Internet portals and trading sites (“ViaMichelin.com”, “Webcity.fr”, “Seloger.com”, “Ebay.fr”, “Voyages-sncf.com”, “Hotels.com” and “Kelkoo.com”), and

-	other publishers of printed or online directories (particularly “Bottin – l’Annuaire Soleil”, “U Corsu” and “Iliad”) as well as town directories and local guides which have also developed on the Internet.

In Spain, the directories market is dominated by TPI, a subsidiary of the original operator, Telefónica. It also includes, in addition to QDQ Media, certain regional players including, in particular, Guia Color (Castille-Léon), Tu Distrito (Province of Malaga) and Guiaraba (Alava).

4.7 REGULATION

The environment in which the France Telecom group has commercial activities, in France and in other European Union countries, remains strongly marked by the application of sectoral regulation that should gradually give way to the application of a single body of common competition law.

This section presents, first of all, the European regulatory and legal framework applicable to the Group’s activities. It then details its characteristics in the four countries where the Group primarily operates: France, the United Kingdom, Poland, and Spain.

4.7.1 APPLICABLE EUROPEAN LAWS AND REGULATIONS

The Group’s activities are specifically affected by the regulation of electronic communications, regulation of the information society, laws relating to competition, and regulations relative to frequency management.

4.7.1.1 European regulations on electronic communications

4.7.1.1.1 History of sector regulation

In Europe, the telecommunications sector, which was characterized by State monopolies that held exclusive and special rights, has experienced a strong movement toward deregulation, similar to that which occurred in the United States in the 1950s.

The philosophy underlying this trend toward deregulation is based on two objectives: on the one hand, it is based on the principle of liberalization, i.e., the opening of all services to competition, while abrogating the existing exclusive and special rights to services and terminals; and on the other hand, it emphasizes the principle of harmonization of the conditions for the opening of the public network to competition, known under the acronym ONP, for Open Network Provision. It was the 1987 Green Paper which, thanks to its clear view of the prospects for a European market and the resources to be implemented, paved the way for telecommunications liberalization in Europe.

This liberalization process, which began in 1988 with the implementation of terminal equipment liberalization, was then staggered over ten years. It became completely effective in 1998, when the process was completed with the liberalization of voice telephony.

It gave rise to the implementation of regulations specific to the sector applying a priori to the dominant players. An initial set of directives corresponding to Article 86 of the EC Treaty was aimed at establishing competition in all telecommunications services and lifting all exclusive and special rights, while a second package, corresponding to Article 95 of the EC Treaty, established the base rules for network access according to the criteria of objectivity, transparency, non-discrimination, and cost-based fees. This process of liberalization produced concrete results and was successful in creating a very open market.

This initial framework was limited to ensuring a smooth transition from a monopoly system to a full competition system. In order to accelerate its development, since 1999, through numerous studies and consultations in the sector, the European Commission has sought to define the relevant directions to be taken in order to review the ONP regulatory framework. The objectives and challenges of this re-examination consist of the strengthening of European competition through proper development of the Information Society within a competitive and dynamic global environment.

4.7.1.1.2 The current European regulatory framework

The current European regulatory framework, which followed the ONP framework, was adopted in 2002 and had to be transposed into the positive laws of the Member States prior to July 25, 2003.

This framework confirms that the telecommunications sector liberalization process has been effective and has fostered creation of the conditions for effective competition within the telecommunications sector during the course of the transition from a monopoly situation to full competition. Its approach is that the convergence of the telecommunications, media, and information technology sectors implies that all transmission networks and related services should be subject to a single regulatory framework, while explicitly excluding content from this sectoral regulation. In addition, the framework promotes a rapprochement between sector-specific law and competition law with a view to a gradual removal of sector-specific law, provided that effective competition is established.

It consists of a “Framework” directive (2002/21/EC) and four specific directives: “Authorizations” (2002/20/EC), “Access” (2002/19/EC), “Universal service” (2002/22/EC), and “Privacy and electronic communications” (2002/58/EC).

The “Framework” directive defines the foundations for the basic principles and rules to be applied with a view to completing harmonization of the internal market. Its purpose is to implement a new system that is more flexible and better adapted to a liberalised market, and which will stimulate competition.

With a view to harmonization of the internal market, this directive sets forth the general objectives and regulatory principles relating to promoting competition, developing the internal market, and protecting the interests of European Union citizens. It includes the tasks of the national regulatory authorities (NRA), and specifically their role and jurisdiction when defining the market, analyzing the relevant markets, and identifying players with significant market power, which are necessary before being able to decide whether to impose regulatory obligations.

This process of analyzing the relevant markets is the pivot for applying sector regulation. The list of relevant markets is defined within a recommendation (2003/311/EC) provided for in the “Framework” directive. To be eligible within the list of relevant markets, a market must meet all the following three criteria:

-	the existence of a high and non-transitory barrier to entry, whether of a structural, legal, or regulatory kind;

-	a market structure that is not a precursor to a situation of effective competition;

-	competition law alone is not capable of correcting market failures.

The current recommendation covers 18 markets: seven retail markets and 11 wholesale markets. It will be reviewed at the end of 2006.

In case of lack of effective competition in a given market, the NRA must identify players with significant market power.

The definition used within this framework is equivalent to the notion of dominant position as defined by the case law of the Court of Justice and Court of First Instance of the European Communities.

When a player has significant market power, the NRA may impose regulatory obligations on it provided that these are justified and proportionate to the identified problem. For a retail market, the NRA uses the obligations provided for in the “Universal service” directive. Its control is aimed at ensuring that the rates applied do not restrict competition, while at the same time protecting the interests of end users. For a wholesale market, the NRA chooses the appropriate obligation(s) from within the “Access” directive.

The European Commission, which the NRAs must notify of their proposed decisions, may exercise its power of veto over the market definition and the designation of a business as having significant market power. Since 2003, the European Commission has exercised this right several times.

The directive provides that Member States ensure that effective national mechanisms allow all users or all businesses that provide networks and/or electronic communications services and that are affected by a decision taken by an NRA, to file an appeal through an agency independent of the interested parties. Member States must ensure that the grounds of the case are duly taken into consideration and that there is an effective appeals mechanism.

The purpose of the “Authorization” directive is to create a legal framework that ensures freedom to provide electronic communications networks and services The general authorization system has been chosen to replace the prior system of granting individual authorizations. This general authorization gives businesses that offer networks and electronic communication services to the public the right to negotiate interconnection.

However, this directive authorizes maintaining individual authorizations for the use of radio frequencies and numbers, when deemed necessary.

The purpose of the “Access” directive is to establish a regulatory framework for relations between network and services suppliers, which favors the establishment of lasting competition and ensures the interoperability of electronic communications services while seeking benefits for consumers, in accordance with internal market principles. It defines the rights and obligations of businesses seeking to obtain interconnection and/or access. To this end, it assigns to NRAs the authority and responsibility to encourage adequate access and interconnection and the interoperability of services while promoting economic efficiency, by favoring lasting competition and seeking maximum benefits for end users.

This directive provides to NRAs that have declared an operator as having significant market power in a relevant wholesale market after a market analysis, a list of regulatory obligations, from which they may select regulatory measures that are appropriate and proportionate to the problem they are seeking to eliminate: obligations of transparency, non-discrimination, accounting separation, access to specific network resources and their use, price controls, and the implementation of a cost accounting system. This possible choice of appropriate obligations is new with regard to the former framework in which the NRAs did not have this flexibility.

The initial results of the market analyses underway within all Member States show that this flexibility has rarely been used by NRAs, who, rather, tend to decide on the application of all obligations in a given market.

The “Universal service” directive is aimed at ensuring the availability, throughout the entire European Union, of good quality services accessible to the public through effective competition and choice, addressing cases where the needs of end users are not properly met by the market. Its text covers multiple objectives and includes provisions concerning:

-	universal service obligations covering a minimum set of services of a specific quality accessible to all end users at an affordable price;

-	the regulatory control of companies with market power in the relevant retail markets as defined in the recommendation on relevant markets;

-	and the protection of user interests and rights.

Universal service obligations concern providing access in a fixed position, providing telephone information and directory services, providing public pay telephones, and implementing specific measures favoring handicapped users.

The scope of universal service was to be reviewed by the deadlines stipulated in the universal service directive. Following a public consultation held between May and July 2005, the Commission published its final report in April 2006. The Commission decided not to propose any change in the scope of universal service at the present time, while indicating that it would continue to address the question in the context of the general regulatory review which is starting in 2006.

This directive also defines the obligations an NRA may impose on a business, because of its power in a relevant retail market, in terms of price controls as well as the obligation to select and pre-select operators. In turn, the number portability obligation is imposed on all businesses, whether powerful in a market or not, since this obligation is applied with a view to protecting consumer interests.

The “Privacy and electronic communications” directive applies to the processing of personal data within the framework of providing electronic communications services accessible to the public on public communications networks in the European Union. It sets the conditions by which traffic data may be stored and processed, specifically to prepare subscriber invoices and interconnection payments. It defines the services to be rendered to subscribers if they wish, such as detailed billing, the display or blocking of callers or connected lines, and automatic call forwarding. It also makes registration in a subscriber directory contingent upon prior and free information to subscribers. With regard to the use of automated calling systems without human intervention, faxes, or electronic mail direct prospecting purposes, the directive provides for the “opt-in” principle.

All European Union Member States must satisfy Community directives, specifically by transposing this European corpus to their national levels.

As of late 2005, certain Member States had not completely transposed the European regulatory framework into their domestic laws, and the European Commission initiated infringement proceedings against several Member States for failure to transpose or incorrect transposition. In addition, many NRAs have not completed the market analyses they are to carry out, and some of them have not yet begun sending their analyses to the European Commission. Finally, the NRAs, although subject to the same regulatory framework, are developing a wide range of behaviours, which at times leads to a lack of regulatory harmonization within the European Union.

Between now and the end of 2006, the Commission must review the recommendation relative to the list of relevant markets, which sets the effective scope of application of sector-specific law. In addition, the current regulatory framework must also be reviewed. Reflection on this matter began in late 2005, with the launch of a consultation process.

4.7.1.2. Regulation of the Information Society

The applicable regulatory framework is more extensive than the sole sector framework for electronic communication in that it also includes “Information Society” regulation. Unlike telecommunications regulation, which aims to regulate the specific sector, the Information Society framework is above all designed to facilitate development of the internal market for services. It offers a harmonized framework to stimulate formation of the internal market and the deployment of new services. It covers consumer protection, the economic environment for business, relations between companies and between companies and consumers, and is based on the principle of country of origin, to prevent companies in one European Union Member State that provide services in another State from being penalized by different regulations.

The European Commission has been concerned with the emergence of the Information Society since the early 1990s (1994 White Paper on Growth, Competitiveness and Employment). In 1999, the first e-Europe action plan was launched with a view to the 2000 Lisbon Summit, which gave rise to a second action plan for the 2002-2005 period. The e-Europe initiative was aimed at facilitating the transition to the digital era by, initially, accelerating penetration of the Internet and, secondly, promoting the deployment of broadband networks.

In 2005, these initiatives were replaced by the i2010 plan to contribute to the follow-up of the Lisbon process. This plan marks a pragmatic shift, by replacing support for the supply side, as provided for in the two e-Europe plans, with various types of demand-side stimulation, specifically favoring the development of services (including content but also government services), and all forms of innovative business plans by the players in question.

4.7.1.2.1 Internet Regulations

Internet services and networks are not, in principle, subject to specific regulation. Nevertheless, the new European regulatory framework, by extending its scope of application to all electronic communications networks and services, tends to include them de facto. However, content services and certain services specific to the Information Society are not regulated through this new regulatory framework. Neither the European Commission nor any of the national regulatory authorities have identified any Internet-related markets capable of being regulated in an ex-ante manner.

In general, technical management of the Internet is under the control of the ICANN (Internet Corporation for Assigned Names and Numbers). This organization is particularly concerned with ensuring a stable system and a greater level of security.

4.7.1.2.2 Protection of privacy and security

Problems regarding privacy, specifically protection from unsolicited commercial communications, are subject to the “privacy and electronic communications” directive.

As regards retaining data, in April 2005, at the initiative of Member States, the European Union Council proposed a framework decision to lengthen the period for data retention in the context of anti-crime measures. This included the obligation to retain certain data for purposes of research, confirmation, and the pursuit of criminal violations. This framework decision by the Council provided that data must be retained for one year after its creation, but that any Member State may call for longer periods, up to 48 months, or shorter periods (six months), justifying these choices with the Commission. The Commission reacted to this plan by proposing a directive limiting this period to only one year, and six months for electronic communications using IP. It also provided for Member States to contribute to covering additional costs incurred as a result of the directive’s obligations, which were not included in the Council plan.

4.7.1.2.3 Electronic commerce

The “e-commerce” directive 2000/31/EC is intended to ensure free circulation of services within the European Union. This text aims to harmonize national provisions applicable to Information Society services involving the internal market, the establishment of suppliers, commercial communications, electronically-based agreements, the responsibility of intermediaries, codes of conduct, out-of-court settlement of disputes, jurisdictional appeals, and cooperation between Member States. It applies to all Information Society services, but only concerns those companies that are established within the European Union. This directive supports the country of origin principle, i.e. that companies are subject to the laws of the country in which they operate, even where they have commercial dealings with residents of other Member States. In particular, it defines the liability of intermediaries (access providers, hosts) when their activity is confined to carrying information, provided they do not alter the information transmitted.

4.7.1.2.4 Copyright

The European Union adopted Directive 2001/29/EC, specific to copyrights and related rights in the Information Society. It proposes the harmonization of property rights (rights of reproduction, distribution, and public communication), exceptions to these rights (specifically relating to partial and temporary reproduction), as well as a legal framework covering technical measures for protecting and identifying works. This directive has been supplemented by another directive relating to respect for intellectual property rights, 2004/48/EC, which describes the measures, procedures, and redress needed to ensure respect for intellectual property rights.

4.7.1.2.5 Audiovisual services

In 2004, after initial consultations in 2003, the European Commission followed up its review of the “Television Without Frontiers” directive (Directive 89/552/EEC), to take into consideration significant changes occurring both in technology (specifically digitalization and Internet television services) and the markets. The consultations covered the future scope of audiovisual services, rules concerning advertising and commercial communications, the protection of minors and human dignity, the right to information and short extracts, as well as cultural diversity. In December 2005, the European Commission released an initial draft directive. This draft introduced the concept of audiovisual media service and defined broadcasting as a linear audiovisual media service. Harmonized base rules would apply to all audiovisual services (protection of minors and human dignity, the right to information and to short extracts), but only linear services (broadcasting) would be subject to additional obligations, specifically in terms of production support (quotas). Advertising regulations would be relaxed, and product placement authorized.

4.7.1.3 Laws Governing Competition

European Community competition law has three main components.

Articles 81 and 82 of the EC Treaty constitute the first component. They prohibit all unfair trade practices intended to, or having the effect of, restraint of trade within the European Union or affecting trade among Member States. Articles 81 and 82 apply to all companies, both public and private. Article 81 prohibits agreements among companies in restraint of competition within the European Union, and Article 82 prohibits the abusive use of a dominant position held by one or more companies in a substantial part of the common market.

As an example, in July 2001, under Articles 81 and 82, the European Commission General Office for Competition launched an inquiry into the telecommunications sector concerning “roaming”.

The investigation into the supplying of local loop access, as applied to France, ended in a decision by the European Commission (on July 16, 2003) fined Wanadoo Interactive for abuse of dominant position in the form of predatory pricing on the high-speed Internet access market. The Court of first Instance of the European Communities (CFI), through which an appeal against the Community decision was filed on October 2, 2003, has not yet handed down its ruling. As regards roaming services, the European Commission is still analyzing the documents it collected in July 2001 during an on-site audit at the Orange registered office.

Since the entry into force of the reform of the application of Articles 81 and 82, the national competition authorities and national jurisdictions directly apply to all provisions of Articles 81 and 82, since anti-competitive practices affect trade between Member States. Furthermore, the voluntary notification system of corporate agreements to the Commission has disappeared. A system of legal exception will apply to the agreements. It is now therefore up to the companies themselves to evaluate the extent to which their proposed agreements constitute a restraint of trade in order to ensure the compliance ex-ante of such proposed agreements with competition regulations.

Since May 2004, the European Commission refocused on the most serious violations, particularly with regard to cartels. It also formalized its cooperation with the national authorities and jurisdictions relating to competition matters (“European competition network”). It has extensive powers of investigation.

The second component of Community competition law is merger control, subject to the mandatory notification system of Regulation 139/2004. This regulation, which entered into force on May 1, 2004, specifically introduced a change in the test for evaluating merger operations (the merger is now examined from the standpoint of “significantly affecting competition” and no longer from the standpoint of “creating or strengthening a dominant position”) and strengthening the Commission’s authority. Conditions with regard to timing are also more flexible. France Telecom’s takeover of Amena (Spain) was examined from the standpoint of this new regulation, and authorized unconditionally.

The third component of European Community competition law concerns the rules on State aid by European Union Member States, described in Articles 87 and 88 of the EC Treaty. Article 87 of the EC treaty prohibits (subject to certain exceptions) State aid by European Union Member States or using their resources, that affects trade among Member States or that distorts or threatens competition. Article 88 calls for the European Commission to enforce Article 87, and grants authority to the European Commission to investigate and rule on the compatibility with Article 87 of measures constituting State aid.

The European State aid policy is subject to a reform that is underway. Specifically, a proposal of measures relating to State aid for innovation was published in September 2005 and is the subject of a public consultation.

The investigation opened on January 30, 2003 by the European Commission, on aid by the French State to France Telecom, and the decisions taken by the Commission in August 2004 following this investigation, are mentioned in Note 33 “Litigation and claims” in the notes to the Consolidated Financial Statements.

4.7.1.4 Frequency management

Within the framework of the new European electronic communications regulation, the European Commission set up a committee to manage the radio spectrum (RSCOM) and a high-level Radio Spectrum Policy Group (RSPG), to assist in its frequency-related activities.

■	Thus, the Commission, through the intermediary of the RSCOM, issues orders on a specific subject to the CEPT (Conférence Européenne des Administrations des Postes et Télécommunications, or European Conference of Postal and Telecommunications Administrations), which studies their technical aspects, and prepares a report as well as any decision the RSCOM may translate into a European decision binding on the Union’s Member States. Subjects discussed in 2005 included the harmonized use of 24-GHz automobile radar, 5-GHz RLANs (Radio Local Area Networks), and the 2.5-2.7 GHz band by the IMT 2000-UMTS.

■	Through the RSPG, the Commission is launching prospective studies concerning changes in the use of the spectrum. After public consultation, the RSPG prepared a report, also called an Opinion, on the conclusions, based on which the Commission undertakes the follow-up measures it deems appropriate. In 2005, the RSPG examined the use of frequencies released during the transition from analogue broadcasting to digital, implementation of the secondary market for frequencies, the European strategy for the Global Radio Communications Conference 2007 (CMR 2007), and the implementation of convergence through WAPECS (Wireless Access Policies for Electronic Communication Systems).

■	The Commission also issues communications to the European Council and Parliament on its own initiative. These include the i2010 frequencies component, the results of the application of the spectrum decision, as well as two communications relating to the analogue-digital transition of broadcasting.

The Commission seeks to promote the liberalization of frequency management, on the one hand, by favoring technological neutrality in the use of a frequency band, and on the other hand, by introducing market mechanisms to the processes of allocating and trading spectrum.

On December 14, 1998, the European Parliament and the Council of Ministers adopted Decision 128/99/EC relating to the coordinated introduction in the European Union of third-generation mobile telecommunications services (UMTS). The decision provided that Member States must take all necessary measures to allow the coordinated and progressive introduction of UMTS services on their territory before January 1, 2002, and specifically implement a system of UMTS authorizations before January 1, 2000. The decision also provided that Member States must ensure that the provision of UMTS services be organized in harmonized frequency bands, consistent with common standards.

The Commission, under a mandate entrusted to the CEPT, and subjected to public hearings, decided in 2005 to produce a Decision that would harmonize the use of the 2.5-2.7 GHz band, and specifically to extend the UMTS capacity.

4.7.2 FRENCH LEGISLATIVE AND REGULATORY SYSTEM

The French legislative and regulatory system defines the legal framework within which the Group operates in France; the regulatory authorities which oversee this framework; France Telecom’s role vis-à-vis universal service; electronic communications regulation, specifically as it results from the transposition of the new European framework; and frequency management.

4.7.2.1 Legal framework

The electronic communications sector is primarily governed by the Electronic Postal and Telecommunications Code (CPCE), which covers all French legislative and regulatory provisions applying to electronic communications, and which transposes the European directives into French law.

Other laws also govern the framework of France Telecom’s activities, specifically those concerning e-commerce and the protection of personal data.

4.7.2.1.1 Legal framework concerning electronic communications

French law follows directly from the European regulations previously mentioned, in that it gradually incorporates the European directives in matters of telecommunications liberalization.

During the first market liberalization phase (1990-1998), the French Postal and Telecommunications Code then in force was fundamentally reformed by French Law 96-659 of July 26, 1996 (Loi de Réglementation des Télécommunications or the “LRT”), the general objectives of which were to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service, and to establish an independent regulatory authority. In accordance with these objectives, the LRT created the ART (Autorité de Régulation des Télécommunications, or Telecommunications Regulation Authority). In 2001, the LRT was supplemented by Order 2001-670 of July 25, 2001 adapting the French Intellectual Property Code and Postal and Telecommunications Code to European Community law. This order completed the transposition of the European “ONP” directives that organized the harmonized opening of the telecommunications sector.

The adoption of Law 2004-669 of July 9, 2004 relative to electronic communications and audiovisual communications services, which transposes into French law the main elements of the 2002 telecommunications package, led to a global and in-depth recasting of the entire legal framework for telecommunications, the Internet, and audiovisual media. It harmonizes the legal system governing all electronic communications networks and sets up new regulatory instruments for those markets.

In May 2005, the ART became ARCEP, the Autorité de Régulation des Communications Électroniques et des Postes (Electronic Communications and Postal Regulation Authority), within the framework of Law 2005-516 concerning the regulation of postal activities, which also assigns to ARCEP responsibility for regulating these activities.

The major points of the current legal framework are analyzed below.

■	The system applying to network establishment and operation, and to the provision of services, is now a simple declaration system that replaces the previous system of individual authorizations. This prior system required individual authorization for certain activities (Article L.33-1, establishment and operation of public networks, Article L.33-2, establishment of certain independent networks, L.34-1, provision of a public telephone service, L.34-4, provision of a public cable network telephone service). The new Article L.33-1 sets the obligations for each category of declared operators, whether for establishing and operating public networks, providing a telephone service to the public, or providing electronic communications services to the public. The definition of an operator has thus been expanded to include electronic communications. Once a declaration has been sent to ARCEP, operators are sent an acknowledgement of receipt of their declaration permitting them, for the services relevant to them, to assume the rights (interconnection, access to scarce resources, rights of way, etc.), and obligations (payments, obligation of access and interconnection, contribution to the financing of universal service, etc.). A company acquires its legal status as an operator on the date on which its declaration is registered as being compliant by ARCEP.

■

Within the framework of its regulatory mission, ARCEP is specifically responsible for performing an analysis of the relevant markets (based on the February 2003 European Commission recommendation) and identifying operators having significant market power. ARCEP may impose a number of obligations on the latter, with a view to achieving the regulatory policy objectives (specifically the emergence and maintenance of effective competition between operators), provided that the proposed remedies are well-founded and proportionate to these objectives.

As a priority, such sector obligations address services supplied by operators to other operators, specifically wholesale interconnection and access services (Article L.38 of the CPCE). They may only apply to retail services if the remedies imposed on wholesale services are deemed insufficient to fulfill the objectives set by Article L.32-1 of the CPCE.

The provisions applying to operators exercising significant market power over interconnection and access were defined in a decree of November 26, 2004 (Decree 2004-1301). Its provisions include the principles governing interconnection and access agreements (network security and operation, maintenance of network integrity, service interoperability, data protection), and include mandatory references to appear in interconnection and access agreements (commercial and financial relations, information transfer, etc).

■	Local authorities and their affiliated bodies may now establish and operate on their territory the electronic communications networks and infrastructures which they may provide to operators or users of independent networks, pursuant to Article 50 of Law 2004-575 of June 21, 2004, which introduced Article L.1425-1 of the Code Général des Collectivités Territorial (General Local Government Code). Subject to first informing ARCEP and to complying with competition principles, the local authorities are permitted to act as an operator’s operator. Local governments and their affiliated bodies are also permitted, where appropriate, to supply electronic communications services directly to end users once a report has been drawn up indicating the inadequacy of appropriate private initiatives to meet the needs of end users.

In connection with such activities, the local authorities are entitled to make their telecommunications network infrastructures available to operators for less than the cost price, or to offset, by way of subsidies, any shortfall arising as a result of public service obligations created in connection with delegated public services or a public market.

■	Each public network operator benefits, under equal conditions, from a right of way over public roads and other non-road public property, in consideration of a fee paid to the public domain manager under a highway permit or a lease agreement, provided that this right of way is not incompatible with the normal use of such public roads or other property. In order to benefit from easements over private property, public network operators must obtain permission from the competent local authority and, if necessary, compensate the owners. The competent local authority may refuse public network operators this right of way in order to ensure compliance with critical demands, protection of the environment, and compliance with town planning regulations.

An operator who already benefits from a right of way or an easement may have to share use of its existing facilities with other operators, to the extent that this use does not compromise the occupying operator’s own public service objectives. Any disputes resulting from sharing infrastructures are submitted for arbitration to ARCEP, which is then obliged to hold a public consultation with all interested parties. Public network operators may also benefit, under certain conditions and with the permission of the competent authority, from radio frequency easements to guarantee the optimal transmission of radiocommunication signals.

4.7.2.1.2 Legal framework for the “Information Society”

Law 2004-575 of June 21, 2004 concerning confidence in the digital economy (LCEN) adapts French law to take account of the development of the digital economy and aims to increase confidence in the use of new technology. This law, which transposes Directive 2000/31/EC of June 8, 2000 concerning certain legal aspects of Information Society services, specifically e-commerce, defines the responsibility for Internet access suppliers and hosts, and specifically deals with e-commerce and encryption.

The LCEN creates a distinct legal framework for all Internet services. It specifies that providers of technical internet services have no general obligation to oversee the content of the information they transmit or store. However, the absence of a general oversight obligation is compatible with targeted, temporary oversight activity requested by the judicial authorities.

Pursuant to Article 6 of the LCEN, hosts cannot be held civilly liable for activities or information stored at the request of a recipient of these services, if they had no actual knowledge of their illegal nature or of facts and circumstances that would appear to indicate this illegal nature or if, when they were informed of it, they acted promptly to remove or block access to such data. Moreover, these same hosts can only be held criminally liable if they had actual knowledge of the illegal activity or information or if, when they were made aware of it, they did not act promptly to remove or block access to such information. This liability system does not apply when the recipient of the service acts under the authority or control of the host.

Given the general public interest in combatting speech that justifies crimes against humanity, incitement to racial hatred, and child pornography, access providers and hosts must take action against disseminating the violations mentioned in parts five and eight of Article 24 of the Law of July 29, 1881 on freedom of the press, and Article 227-23 of the Criminal Code. To this end, they must implement an easily accessible and visible system allowing everyone to inform them of this type of data. They also have the obligation, on the one hand, to promptly inform the competent public authorities of all illegal activities reported to them in which the recipients of their services engage, and on the other hand, to publicize the measures they take against illegal activities.

The law also places several new burdens on website publishers.

Thus, pursuant to Article 6.III of the LCEN, individuals publishing an online communications service on a non-professional basis are required to note on their website their name and address or the name and address of their host, if they wish to remain anonymous. In turn, legal entities and individuals publishing websites for business purposes must note on their website their exact contact information and the name of the director or co-director of the publication, as well as the name and address of their host. To this end, hosts and access providers must provide online service publishers with the technical means to meet their identification obligations.

Section II of the LCEN defines the rules applying to e-commerce.

Article 14 of the LCEN defines e-commerce as an economic activity by which a person offers or provides goods or services remotely and electronically. Also entering into the scope of e-commerce are services such as providing online information, commercial communications, and tools for data research, access and recovery, access to a communications network, or information hosting, even when not compensated by those who receive it.

In this regard, consumer protection is reinforced by requiring sellers to provide precise details of their identity and by the creation of certain principles that make it possible to guarantee the validity of electronic contracts (such as checking the consumer’s order by way of providing a summary of terms prior to acceptance, the sending of a receipt acknowledging the order, and retention by the seller of a written record of the transaction). It provides, for the consumer’s benefit, a stricter control over direct canvassing procedures, particularly where they are carried out electronically.

With regard to e-advertising, the LCEN requires individuals and legal entities that place advertisements to identify themselves to the web user. In addition, it puts all sales canvassing via electronic means under the “opt-in” system, thereby requiring the prior consent of the party being approached.

The provisions of the CPCE (Article L.34-5) are thus extended to cover e-commerce in relation to the prohibition against direct canvassing via an automated calling system, fax machine or e-mail using the details, in whatever form, of any individual who has not given his/her prior consent (at the time of a direct sale of a product or service, as the case may be) to receiving direct canvassing via such means.

With regard to encryption, the lifting of certain restrictions on its use is accompanied by measures aimed at preventing any parallel use for criminal purposes. The LCEN allows complete freedom in relation to encryption methods and services whilst simultaneously strengthening the public authorities’ resources for combating any use of encryption that constitutes an offence.

All restrictions have been lifted on all encryption methods whatsoever, the importing, supply and exporting of encryption methods used for signature functions, as well as the repeal of the authorization system for supplying other encryption methods in favor of a requirement to make a declaration to the French Prime Minister. This is accompanied by regulations increasing the liability of providers of confidential services in the event of a breach of integrity or any undermining of the availability of transformed data.

Administrative penalties of up to two years’ imprisonment and 30,000 euros in fines may be imposed on providers of encryption services who do not comply with the minimum declaration obligations.

Law 2004-801 of August 6, 2004 on protecting individuals with regard to the processing of personal data, and amending Law 78-17 of January 6, 1978 relative to information technology, files, and freedoms, supplements the transposition of Directive 95/46/EC. This law strengthens the rights of individuals over their data, contributes to simplifying reporting requirements in matters of risk data processing, and provides the CNIL with more significant intervention authority. The new information technology and freedoms law thus strengthens the rights of individuals over their data, requiring those responsible for data processing to provide more detailed information on the data processing they perform. The right of challenge in matters of canvassing is now enshrined in law and the conditions for exercising rights of access and rights to data correction are defined. Regarding the simplification of requirements, the declaration system becomes the common law system, with the CNIL’s prior control being limited solely to processes involving a specific risk or threat to individual rights and freedoms. Finally, the CNIL’s intervention powers have been strengthened. The CNIL may also apply monetary penalties of up to 150,000 euros for the first proven violation, and 300,000 euros or 5% of last year’s total revenue, net of taxes, in the case of a company. Finally, warnings issued by the CNIL may be made public, and it may order that the penalties applied are published in publications, newspapers and other media designated by it, with the expenses being charged to the penalized parties. Law 2004-669 of July 9, 2004 defines the rules applying to the protection of personal data and also ensures the transposition of Directive 2002/58/EC on data protection in the domain of electronic communications. Electronic communications operators, specifically parties whose activity involves offering access to the public to online communication services, must delete or render anonymous any traffic-related data. For purposes of research, verification, and the pursuit of criminal violations, however, this data must be retained for a maximum of one year solely to allow it to be provided to the judicial authorities. This data may also be retained for purposes of billing and payment for electronic communications services, as well as for network security. Retained data may not under any circumstances include the content of correspondence exchanged or information consulted within the framework of such communications. Plans to define and harmonize the conditions for retaining data are currently being discussed at the European level. In this regard, Law No. 2006-64 of January 23, 2006 on anti-terrorism measures, containing various provisions relative to security and border controls, defines electronic communications operators, including businesses offering connections to the public for online communication, and authorizes police anti-terrorism units to administratively communicate certain technical data retained by electronic communications operators. These provisions have been declared as unconstitutional.

In 2005, Internet access providers were at the heart of major debates on the filtering and pirating of musical works. These debates ended in November 2005 with commitments by Internet access providers to offer free parental control software, within six months, to prevent children from accessing violent, racist, or sexually-oriented sites, and to allow adolescents to surf the Internet in complete safety. In the area of protection of intellectual property rights, a bill on copyright and related rights is currently being discussed in the Parliament.

4.7.2.2 Regulatory Authorities

Law 2004-669 of July 9, 2004 provides for a redistribution of regulatory powers over the French electronic communications sector in favor of ARCEP (Autorité de Régulation des Communications Électroniques et des Postes, or Electronic Communications and Postal Regulatory Authority). ARCEP is a regulatory body independent of the government, with its own staff and its own budget, funded partly by fees and taxes paid by operators and partly from State funds. ARCEP consists of seven members who cannot be removed prior to expiry of their term of appointment. The Chairman and two other members are appointed by the government, and the four other members are appointed by the President of the Senate and the President of the National Assembly (the two French houses of parliament), respectively. The full term of office is six years and is not renewable.

ARCEP monitors operators’ compliance with applicable legislative and regulatory provisions pursuant to the CPCE, and their licenses. ARCEP can punish failure to meet these obligations by suspending the operator’s license, reducing the period of validity (by up to one year), or by revoking authorization outright. It can also levy fines of up to 3% of the operator’s annual revenue, or 5% for recurring offences. Where a serious and immediate breach of industry regulations has been committed, it can order application of protective measures without giving any prior formal notice pursuant to Article L.36-11 of the CPCE. In addition, where a breach might result in serious loss to an operator or to the entire market, the Chairman of ARCEP can request the President of the litigation division of the Conseil d’Etat, ruling in summary proceedings, to order the party responsible to comply with the rules and, as the case may be, to make the order subject to a penalty for non-compliance. Under Article L.33-1 of the CPCE, ARCEP henceforth reviews the declarations in the same form, irrespective of whether they relate to the operation of networks open to the public, the provision of a telephone service to the public, or the supply of electronic communications services to the public. It also reviews applications for the licenses needed to provide public services using radio frequencies. Within the new framework, ARCEP draws up the list of relevant markets. Once it has analyzed the state and foreseeable trends in competition on these markets, and after consulting with the Conseil de la concurrence, ARCEP establishes the list of operators that are deemed to be exerting a significant influence on each such market.

On the conclusion of these analyses, and provided that the remedy is proportionate to the regulatory objectives, ARCEP will be entitled to require the relevant operators in wholesale markets to publish a detailed technical and rates schedule for interconnection or access where they are bound by non-discrimination obligations, to make changes to such a schedule, to supply interconnection or access services under non-discriminatory conditions, and to grant reasonable requests for access to certain network components or related resources.

In the event that these remedies are deemed to be insufficient, ARCEP can impose measures on the retail offerings of operators that exert significant influence over the analyzed retail markets.

Following the market analyses performed by ARCEP, it identified France Telecom as an operator exercising significant market power, and imposed obligations on it, such as non-discrimination as well as cost-based pricing. This is the case, for example, of Decision 05-0571 of September 28, 2005 relative to fixed telephony markets.

Furthermore, Interconnection Decree No. 97-188 of March 3, 1997 provides for the creation of an interconnection advisory committee within ARCEP. The committee, which meets regularly, is primarily composed of licensed operators and chaired by ARCEP which determines its membership and procedures. Pursuant to Article L.36-8 of the CPCE, in the event of a refusal to provide interconnection or access, a breakdown in business negotiations or a disagreement concerning the signing or execution of an agreement for interconnection or access to a telecommunications network, a disagreement on the existence and conditions of shared usage of rights of way and easements, or on the sale of lists for universal directories, either party may refer the dispute to ARCEP. In connection with this procedure, ARCEP can obtain technical advice or carry out evaluations. Moreover, ARCEP also has the power to define, within the arbitration procedure framework specified under Article L.36-8 of the CPCE, the technical and pricing terms and conditions applicable to activities carried out by electronic communications operators, or the establishment, provision, or sharing of electronic communication networks and infrastructures by local government, as specified under Article L.1425-1 of the French Local Government General Code.

Lastly, pursuant to Article L.34 of the CPCE, ARCEP can be specifically petitioned under Article L.36-8 to settle disputes related to the technical and financial terms and conditions for the sale of subscriber lists for the purpose of publishing a universal directory or providing a universal information service.

ARCEP is responsible for implementing and managing the public numbering plan, allocating the frequency bands it has been assigned, participating in the preparation of technical standards, and supervising the network interface declarations. It assigns scarce frequency and numbering resources in a non-discriminatory and transparent fashion.

ARCEP is responsible for issuing opinions on proposed laws, decrees, and regulations relating to the electronic communications sector and for participating in their implementation. The Minister responsible for electronic communications, together with the Minister of the Economy, Finance, and Industry, is responsible for approving service rates only for services not yet subject to the corresponding market analysis. With regard to services regulated after a market analysis, ARCEP has a veto right over the rates for these services under Article D.315 of the CPCE. ARCEP determines the value of operators’ net contributions and the amounts owed by the fund to operators with universal service obligations.

Since January 1, 1997, the Agence Nationale des Fréquences (“ANFR”) has been responsible for planning, managing and monitoring the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided among eleven oversight authorities: government ministries, ARCEP, and the Conseil Supérieur de l’Audiovisuel (“CSA”). ARCEP and the CSA have the authority, in turn, to allocate to users the frequency bands over which they have control. The use of frequencies by telecommunications operators, including France Telecom, requires a usage fee. The ANFR is an administrative agency of the French government. Its board of directors is composed of representatives of radio frequency users such as certain ministries (for example, Defense or Foreign Affairs), the CSA, and ARCEP, and individual members of the industry chosen for their areas of expertise.

Regarding cooperation between the regulatory authorities and competition authorities, the CPCE (Article L.36-10) states that ARCEP Chairman must notify the Competition Council (Conseil de la concurrence) of abuses of dominant position and any practice impeding the free exercise of competition of which it might be aware in the electronic communications sector. The ARCEP Chairman may also seek an opinion from the Competition Council on all other matters within its jurisdiction. The Competition Council may obtain the opinion of ARCEP on any practice of which it is notified in the electronic communications sector that falls within its scope of competence. Similarly, within the framework of the analyses carried out, ARCEP, after considering the status and anticipated changes in competition in these markets, must send the list of operators it deems capable of exercising a significant influence in each market, for the opinion of the Competition Council.

4.7.2.3 Role of France Telecom in relation to Universal Service

French law 2003-1365 of December 31, 2003, relating to telecommunications universal service obligations and to France Telecom, modified the framework applying to universal service for telecommunications. Its application conditions were defined by Decree 2004-1222 of November 17, 2004 relative to public service obligations and the financing of universal service for electronic communications.

Pursuant to Article L.35-1 of the CPCE, universal service is defined as providing the following to everyone:

-	a quality telephone service at an affordable price providing voice telephone calls, facsimile messages and data messages at speeds sufficient to allow access to the Internet, from or to subscription points, as well as transmission of emergency calls without charge. The rate conditions for this service include maintenance for one year, and limited service in the case of non-payment;

-	a directory enquiries service and a subscriber directory in both printed and electronic form;

-	access to public pay phones installed in public areas;

-	special measures for disabled end users to ensure (i) equal access to the aforementioned services and (ii) the affordable nature of these services. The technical and pricing terms for the universal service take the specific difficulties of certain categories of persons into account, in particular their income level, and prohibit any discrimination based on geographic location.

Pursuant to Article L.35-2 of the CPCE, any operator willing to, and capable of providing them throughout French territory may be given the responsibility of providing one of the following components of universal service: a quality telephone service at an affordable price with the aforementioned characteristics, a directory and enquiries service, and access to public pay phones. The operators responsible for these various components are appointed at the end of a public tender process.

This procedure was established through the adoption of three decisions, dated March 3, 2005, naming France Telecom as the operator responsible for supplying the three universal service components:

-	telephone service for four years;

-	public pay phone service for four years;

-	universal directory and enquiries service for two years.

Each of these decisions sets out the terms and conditions with which France Telecom must comply.

With regard to the component relating to the provision of a quality telephone service at an affordable price, the operator responsible (France Telecom) must specify, in its price schedule, the terms under which certain subscribers are connected in case of exceptionally difficult conditions, together with the corresponding rates. ARCEP can require such an operator to offer an option allowing payment of the connection costs in instalments.

For universal directory and information services, Decree 2005-606 of May 27, 2005 defines the conditions for registering subscribers in the directories. A customer must be able to refuse, through his operator, to appear in its directory (“opt out”), while for mobile telephony, the customer must inform his operator if he wishes to be registered in its directory (“opt in”).

Pursuant to Article L.35-3 of the CPCE, the financing of universal service is still provided by the Universal Service Fund. An operator required to provide universal service will be entitled to a payment as soon as the net costs attributable to the universal service obligations represent an excessive charge. The net costs attributable to the universal service obligations are calculated on the basis of an information system and of the appropriate accounting practices maintained by the operators responsible for these obligations.

This universal service financing is set by ARCEP. Each year, a decision sets the net cost of universal service obligations, as well as each operator’s contribution to the universal service fund. Thus, in its decision 05-0917 of October 28, 2005, ARCEP determined that the final net cost for 2004 is 33.3 million euros.

French law 2003-1365 of December 31, 2003 modified the formula for allocating the net cost for universal service among the operators by opting for a contribution pro-rated on the basis of the revenues earned from electronic communications services excluding (i) revenues generated from interconnection and access services and from services provided or invoiced on behalf of third-party operators and (ii) revenues generated in connection with the routing or broadcasting of radio and television services, as well as from operating community aerials. With regard to product packages combining radio or television services with electronic communication services, the amount of the operator’s contribution is computed on a pro-rated basis of the revenues relating to electronic communications alone. To calculate the amount of each operator’s contribution, an allowance of five million euros is deducted from the annual revenue figure computed in this way. If an operator agrees to provide universal service under the technical and pricing terms specified for the categories of subscribers mentioned in Article L.35-1 of the CPCE, or one of the directory or information service elements, the net cost of this service is deducted from its contribution.

Following the publication of French decree No. 2005-75 of January 31, 2005, which amended the CPCE, ARCEP is now responsible for the control of the rates for universal service. According to the new provisions introduced in Article R.20-30-11 of the CPCE, it is entitled to set a long-term structure for the universal telephone service, and to issue a public notice or challenge the implementation of rates in the telephone service component if they have not been subject to a long-term structure, and the directory, enquiries service, and public telephony components of the universal service within one month after notification.

Regarding tariff control, ARCEP approved France Telecom’s pricing decision in respect of the reassessment of rates for access to directory enquiries from subscribers’ telephones and from pay phones. Notice No. 05-0128 of February 3, 2005 accordingly acknowledges the validity of the 12.4% increase in the access price from a fixed line telephone and the 66.7% increase from a pay phone. Likewise, Notice No. 05-0127 of the same date considers that the reduction in the “subsidized subscription rates”, the long-term increase in the “main subscription rates”, the increase in “commissioning costs”, and the changes in the national telephone call rates, comply with the principles laid down by the CPCE.

4.7.2.4 Regulation of electronic communications

The regulation of electronic communications is now largely the product of decisions taken by ARCEP following the market analyses it performed within the context of the European regulatory framework and its transposition into French law: it involves the markets associated with fixed-line broadband services, markets associated with fixed-line narrow-band services, and mobile markets.

Still remaining, however, are markets for which ARCEP has not yet performed a market analysis and where previous regulations continue to apply: this is specifically the case for leased lines. Finally, certain specific aspects of the regulation are not a result of the market analysis, in the Community sense: the management of numbering and changes in directory enquiries.

4.7.2.4.1 Markets associated with broadband offers

ARCEP has completed the process of analyzing broadband markets. Based on this analysis, which was confirmed by the Conseil de la concurrence and the European Commission, France Telecom is not subject to a priori control of retail offers to residential and business markets. Obligations are imposed on three wholesale markets. One of them, Market 12 bis, is not included on the list of 18 markets identified by the European Commission in its recommendation.

Market 11

In decision 05-275 dated May 19, 2005, ARCEP named France Telecom as an operator exercising significant market power over the wholesale market for access to the local copper loop and the local copper sub-loop. Decision 05-277 defines the obligations applying to France Telecom, specifically the publication of a reference offer one month after the notification on June 27, 2005; France Telecom published its reference offer on July 27, 2005. This offer falls within the scope of the existing services. The main innovations involve implementation of a service dedicated to small sites, the principle of mutualization of distant colocation between operators, and the publication of service quality indicators corresponding to unbundling, Market 12 offerings, and France Telecom retail offerings. The publication of indicators corresponding to wholesale offerings began in June 2005 and the first publication to include retail offerings is dated October 2005. France Telecom also undertook negotiations with operators with a view to developing a fiber-optic offering between the local exchanges of the France Telecom network.

Regarding the local loop price, on December 15, upon completing the public consultation process and after validation by the European Commission, ARCEP published Decision No. 05-0834 defining the method of evaluating the copper connection. In applying this decision, France Telecom published a new version of the reference offer for unbundling, changing the price for complete unbundling from 9.5 to 9.29 euros/month.

Pursuant to an order dated February 25, 2005, the Conseil d’État cancelled ARCEP’s Decision 02-323 of April 16, 2002 that sets the rates for access to the local loop, since ARCEP committed a legal error by breaching the obligation to publish the long run incremental cost method (LRIC) applying to it under Article D. 99-24 of the CPCE. The Conseil d’État ruled that in this case it was appropriate to repeal the principle of retroactive effectiveness of a disputed cancellation and thus imposed a time restriction on the effects of the cancellation. To determine the consequences of this cancellation, in March 2005 ARCEP published a new method of calculating LRIC relative to access to the local loop (Decision 05-0267).

Market 12

In its decision 05-278 of May 19, 2005, ARCEP named France Telecom as an operator exercising significant market power for regional-level broadband wholesale offerings. Decision 05-280 of May 19, 2005 sets the obligations for which France Telecom is responsible, specifically publication of a reference offer one month after notification of its decision. This offer specifically provides for delivery of broadband traffic in ATM and IP mode, as well as accounting for the specific natures of the residential and business retail markets. It contains an access component (from the end customer to the DSLAM) and a collection component extending from the DSLAM to the operator’s delivery point. ARCEP’s decision provides that the prices for services must reflect costs while guaranteeing they are not predatory.

Following notification of these decisions on June 27, 2005, France Telecom published a reference offer on July 27, 2005. A new version was published on September 5, 2005 to take into consideration the introduction of ADSL 2+.

Market 12B

In its Decision 05-281, ARCEP deemed as relevant the market for national-level broadband wholesale offerings. ARCEP decided that France Telecom exercises significant market power over this market. From a price standpoint, France Telecom is required to not engage in predatory pricing.

This decision also called for the implementation of an internal protocol between the France Telecom Home and ROSI divisions for residential broadband retail offerings.

This decision was effective one month after its notification, which occurred on September 23, 2005.

The draft decision had been subject to numerous comments by the European Commission. Specifically, it required ARCEP to reduce its duration of application from three years to one year. A new analysis of this market must be performed in 2006. It must specifically include the consequences of the Neuf Telecom/ Cegetel merger, which comprises a significant share of this declining market.

4.7.2.4.2 Markets associated with fixed, narrow-band services

Following the analysis of the relevant fixed telephony markets by ARCEP, France Telecom was declared an operator exercising significant market power over all retail markets (markets 1 to 6) and wholesale markets (markets 8, 9, and 10).

Markets 1 to 6

Over the fixed-line retail markets:

market 1: residential telephone access

market 2: professional telephone access

market 3: residential domestic telephone calls

market 4: residential international telephone calls

market 5: professional domestic telephone calls

market 6: professional international telephone calls

France Telecom is subject to the following obligations:

non-discrimination

prohibition on abusive bundling of access and communications services prohibition on applying excessive prices and cancellation fees cost accounting.

Under the new regulatory framework, retail rates are no longer approved by the relevant Ministry, and France Telecom must notify ARCEP before implementing any rates for its access and communications offerings in markets 1 to 6.

In markets for “professional telephone access,” “professional domestic telephone calls,” and “professional international telephone calls,” prior notification obligations are replaced by the obligation to provide information a posteriori for offerings involving total annual revenue in excess of 500,000 euros. This information includes a quarterly list of new agreements entered into and a report on certain conditions of current agreements during the previous calendar year (validity period of the agreement, total revenue, number of lines, and call volume).

The Authority defined markets 1 and 2 as corresponding to access used primarily for telephony (PSTN, potentially VoIP on naked ADSL), for both residential and professional markets. By contrast, access to multi- service offerings (broadband internet – telephony – television) offered to the general public, which are not primarily used for telephone service, are not included in this market and are therefore not subject to sector-specific regulation.

In the professional market, all IP telephone service offerings based on virtual private networks are excluded from Market 2, while telephone access components provided on leased line services are included in this same market.

“Voice over broadband” (VOB) telephone calls using Voice over IP technology over a network with speed greater than 128 kbit/s are considered substitutable for telephone communications on PSTN and are included in the telephone communications market (markets 3, 4, 5 and 6). Only Voice over Internet (VoI) communications with service quality not guaranteed by the supplier are excluded from these markets.

The obligations imposed on the PSTN retail market do not apply to VOB communications because the Authority believes that, unlike the telephone access market, there are numerous wholesale offerings that guarantee replicability of a VoIP service from France Telecom offered within the framework of multi-service offerings.

France Telecom therefore has no VOB obligation other than those resulting from competition law: prohibition on practicing “squeeze” with regard to underlying wholesale offerings, and prohibition of the practice of predatory pricing.

If France Telecom were to market ADSL access used primarily to offer a telephone service (naked ADSL offering), it might become subject to new obligations.

Markets 8 – 9 – 10

In wholesale fixed telephony markets:

Market 8: call origination,

Market 9: call termination,

Market 10: transit,

France Telecom was declared an operator holding market power and is subject to the following obligations:

Fulfill reasonable requests for interconnection and access

Non-discrimination (pricing or technical conditions, among operators requesting interco)

Transparency (consisting of the publication of a reference offer)

Accounting separation (between France Telecom’s various activities applying to the various markets)

Price control and cost orientation of most services.

France Telecom must also publish a reference interconnection offer consistent with the old interconnection catalogue, which must specifically include the following services:

Carrier selection

Call origination offering

Call termination offering

Collection of narrow-band Internet traffic

Transit offering

As well as the access and interconnection services necessary to the operator’s activity (pay-per-use – colocation – in span – connection link).

Major changes with respect to the interconnection schedule concern the following:

integration of the inter-operator transit service which was, up to now, provided within the framework of interconnection agreements the requirement to publish a set of relevant service quality indicators applying to the offering’s main services, to be based on a penalty system that encourages compliance.

Moreover, even though the obligations imposed apply initially to the provision of services in TDM mode, France Telecom must address requests for interconnection on VoIP interfaces in accordance with the principle of technological neutrality.

On the transit market, the Authority has identified:

Intra-territorial transit, which is a transit service provided within a given territory (metropolitan France – Guyana – Guadeloupe – Martinique – Mayotte – Réunion)

Inter-territorial transit, which is a transit service provided between two of the aforementioned territories (in addition to Saint-Pierre et Miquelon).

Regarding the provision of single transit, which forms part of the intra-territorial transit market, France Telecom must not apply excessive or predatory rates, until December 31, 2006, must temporarily apply rates reflecting costs.

International transit market

The European Commission and ARCEP have not defined the wholesale international transit market as relevant, since there are alternative infrastructures and competition is satisfactory. All obligations that currently apply to these services, particularly that of cost orientation, are therefore removed.

Wholesale Subscription Resale Offer

As a precondition for ARCEP’s approval of a series of three annual retail telephone subscription increases, France Telecom undertook to implement a wholesale telephone subscription resale offering. This offering was released on April 1, 2006, as France Telecom had announced in September 2005.

In its analysis of fixed telephony markets, a wholesale subscription offering is one of the measures which ARCEP required France Telecom to introduce. ARCEP also indicated that it would hold a future consultation on the methods for pricing the wholesale subscription offering. France Telecom’s new wholesale subscription offering takes the form of a reference offer, making it possible for ARCEP to intervene to impose changes to the offer.

Wholesale ADSL Offer Without Subscription

In line with commitments made in Q1 2005 (see Section 5.1.1.5.2 “Principal Rate Changes”), on April 13, 2006 France Telecom published a wholesale ADSL offering without subscription (ADSL Only, better known as naked DSL). This offering forms part of the wholesale ADSL access reference offer for third-party operators.

Markets for geographic call termination on fixed alternative networks

The Authority has performed a specific analysis of the geographic call termination market on fixed alternative networks, and believes that each operator has significant market power over the market for calls which terminate on geographic numbers in its own network.

The Authority has imposed on each operator obligations of access, non-discrimination, transparency, and prohibition on applying excessive rates.

4.7.2.4.3 Mobile call termination market

On November 2, 2004, ARCEP notified the findings of its analysis of the mobile call termination market to the Commission. In its decisions of December 9, 2004, ARCEP identified Orange France, SFR, and Bouygues Télécom in metropolitan France as having market power over their own mobile network, and specifically imposed on them the following obligations as of January 1, 2005:

-	to abandon the so-called “Bill and keep” system, which, for mobile operators, consisted of not billing call terminations between one another;

-	to publish a reference interconnection and access offer relative to voice call termination, not subject to approval by the Authority;

-	to comply with the requirement of accounting separation and the requirement of cost accounting for access and interconnection relative to voice call termination;

-	to follow a price framework for their voice call termination from 2005 to 2007: for Orange France and SFR, 12.5 euro cents in 2005 and 9.5 euro cents in 2006; for Bouygues Télécom 14.79 euro cents in 2005, and 11.24 euro cents in 2006; subsequently, for 2007, the price framework will be defined by ARCEP.

Concerning the overseas départements, ARCEP, in its decisions of January 2005, identified all overseas operators as having market power, and imposed on Orange Caraïbe and SRR call termination price reductions of 49% in the three years 2005 to 2007.

Concerning the market for access and mobile call origination, a draft decision by ARCEP aimed at declaring a position of joint dominance of mobile network operators and requiring them to meet reasonable requests for access was withdrawn at the request of the European Commission, so that developments involving the arrival of new market participants (the MVNOs) may be taken into consideration. ARCEP must notify the Commission of its new analysis of the situation before the end of 2006 and is currently working on developing indicators to allow it to monitor market changes more closely.

Concerning the international roaming market, ARCEP has collected information from operators. Its analysis of this market is expected in coming months.

ARCEP has also just published a draft decision on a new relevant market that had not been identified by the Commission – that of SMS termination. According to this draft, each mobile operator has significant market power in the SMS termination market in its network, and would assume obligations of access and interconnection, transparency, non-discrimination, price control (cost-orientation), and cost accounting. After public consultation (in October 2005), the draft decision was submitted to the Competition Council (in January 2006) and then must be communicated to the other Member States and to the Commission, which has a veto right, as this market was not one which it identified.

4.7.2.4.4 Leased line markets

Markets 7 (minimum set of leased lines), 13 (wholesale supply of terminating segments of leased lines) and 14 (wholesale supply of segments of leased lines on the inter-urban circuit) have not yet been subject to an ARCEP decision following market analysis. The old regulatory framework is likely to continue to apply to offerings of leased lines in the first half of 2006.

With regard to the retail market (Market 7), upon completion of the ARCEP analysis, the operators identified as exercising significant market power over all or part of the market for the supply of a minimum set of leased lines mentioned in Article 18 of Directive 2002/22/EC will be required (Article L.38-2 of the CPCE) to provide these lines under technical and price conditions set by decree. These specifically include the publication of information relating to technical specifications, rates, and conditions for supplying the lines (Article D. 370). These conditions must be objective, transparent, and non-discriminatory (Article D. 371). The rates for the leased lines must comply with the principle of cost orientation and be set according to transparent rules (Article D. 377).

4.7.2.4.5 Numbering

The grant of numbering resources to operators is subject to an individual license issued by ARCEP according to the terms provided for by the management rules relating to the national numbering plan (Decision 98-75 of February 3, 1998).

Operators deemed to exert significant market power for connections to fixed-line public telephone networks, which is the case for France Telecom, are required to allow their customers to select a long distance operator on a call-by-call basis by entering an assigned numeric prefix.

Since January 1, 1998, seven long distance operators, including France Telecom, were assigned a one-digit prefix. At year-end 2004, three of these prefixes were returned to ARCEP. ARCEP has not yet issued an opinion on the use to which it might put these newly available resources (reassignment and/or opening of new ranges of short numbers) in the future. The other operators that prefer their network to be selected on a call-by-call basis to carry their customers’ calls, and which have not obtained a one-digit prefix, have been allocated a four-digit prefix.

Since January 17, 2000, subscribers can opt to pre-select their long distance operator. This allows them to access their operator’s network without having to use a one-digit or four-digit prefix. Pre-selection of operators was expanded to include calls to mobile telephones in November 2000 and has been extended to local calls since early 2002, at the choice of the operator carrier.

Since November 13, 2003, France Telecom has been marketing the “Keep your number” service throughout metropolitan France. This service allows residential, professional or business customers to keep the use of their fixed geographic number(s) in the event of an address change within the same “basic numbering zone”. This service is billed at 20.90 euros excluding VAT (25.00 euros including VAT) per number retained on single analogue lines, 40.00 euros excluding VAT (47.84 euros including VAT) per number retained on groups of analogue lines or Numéris access and 80.00 euros excluding VAT (95.68 euros including VAT) to retain numbers on Numéris Duo or Numéris Itoo access.

Regarding mobile telephones, number portability has been available since June 30, 2003. After one year of operation ARCEP, acknowledging the technical success of the portability of mobile numbers but noting its poor take-up, launched a public consultation with market participants by making proposals to lighten the procedures in the short and medium terms. A summary of the results of this consultation was released on December 22, 2004. Harmonization efforts were undertaken between ARCEP and all fixed and mobile operators, specifically to define the conditions for implementing medium-term changes: a one-stop process for customers and direct routing of calls to transferred numbers through a centralized base. Article 59 of Law 2005-882 of August 2, 2005 set the maximum period between the customer’s request and effective transfer of the number at 10 days, unless expressly requested by the subscriber. Application Decree 2006-82 including the implementation schedule was published on January 28, 2006.

ARCEP establishes and manages the national numbering plan which guarantees users equal and easy access to the various electronic communications networks and services and equivalent numbering formats. ARCEP held a broad public consultation in October, 2004 to change the rules for managing numbering established by Decision 98-75 of February 3, 1998. This consultation led to changes in the management rules for the numbering plan. Thus, on December 15, 2005, ARCEP opened a new range Z (09) for non-geographic conversational services. A migration period from the existing 087 to the new range Z is anticipated.

4.7.2.4.6 Directory enquiries

In a decision dated June 25, 2004, the Conseil d’État ruled that maintaining the “12” numbering restricted the exercise of fair competition. Pursuant to this decision, ARCEP took three decisions dated January 27, 2006 dedicating the range of numbers 118 XYZ to voice directory enquiries, allowing a national user’s name and location to be obtained, and setting the conditions for the commercial closure of access to directory enquiries previously provided through the old numbering formats (12 and 712, respectively, for France Telecom and Orange). Decision 05-61 provides that all directory enquiry services falling within this sphere of activity should henceforth conduct their activities under this numbering format. The international information service rendered via 3212 by France Telecom is not required to be migrated.

New numbers in the 118 XYZ range were subject to attribution on June 14, 2005 by random drawing (ARCEP Decision 05-0505) limited to 10 resources for a single group. The numbers attributed to France Telecom are 118 710 (voice recognition), 118 711 (universal information service), 118 712 (value-added service), and 118 810 (business service).

The opening of services under new 118 XYZ numbering formats was therefore effective November 2, 2005. “12” and “712” ceased commercial operation on April 3, 2006, with their technical closure being scheduled for April 3, 2007 (Decision 05-63).

4.7.2.5 Frequency management

Within the new regulatory context, the procedures for awarding frequencies are defined by Article 42-2 of the CPCE: “selection is based on a bid tender using criteria for the conditions of use”, “the minister may stipulate that one of the selection criteria is the amount of the royalty”.

As a result, selection via a single auction mechanism does not appear to be authorities, as demonstrated by the preparation of the procedure to award BLR licenses in the 3.4-3.6 GHz band.

In addition, the CPCE authorizes (Article L42-3) the partial or total transfer of a frequency use license. The implementing decree for this new possibility was adopted at the end of 2005.

4.7.2.5.1 Frequencies for fixed-line services

The conditions for awarding frequency bands to France Telecom for the fixed-line service that it uses are established in several decisions of the ARCEP, and their use is described in an annual report to ARCEP in compliance with the specifications attached to France Telecom’s operator license.

The replacement of these decisions with a single text is currently being studied by ARCEP. Likewise, a study on modifying the principles for setting the amount of royalties to use the spectrum (currently based on a Decree of February 3, 1993) is in progress.

Applications without licenses, RLAN

Like the possibility already offered for the DECT, the connection of terminal equipment, which does not use frequencies specifically assigned to their user, to a public telecommunications network is authorized under appropriate conditions for use. Thus, the Group (among others) has the possibility of deploying RLAN/WiFi networks in France for public access. All the bands designated for these applications in Europe will be open in France at the end of 2005, but it will be necessary to wait until 2010 to benefit from use conditions identical to the rest of Europe because of temporary restrictions imposed by the Armed Forces.

4.7.2.5.2 Frequencies for mobile services

For GSM mobile services, France Telecom operated its GSM900/1800 mobile network and provided public phone services under a license initially issued for a 15-year period on March 25, 1991 (expanded to the 1800 MHz band in November 1998). Since August 2000, following the spin-off of France Telecom’s mobile activity, it is now Orange France that operates the same network and provides the same services under a new license issued to Orange France with the same terms and conditions, renewed for a 15-year period as of March 25, 2006. The conditions for renewing this license are described in Section 6.2.2.2 Orange France.

The procedures and the decisions awarding UMTS licenses in metropolitan France, as well as the current revision of the conditions, are also described in section 6.2.2.2 Orange France.

4.7.3 LEGISLATIVE AND REGULATORY CONDITIONS IN THE UNITED KINGDOM

France Telecom is engaged in various business activities in the United Kingdom. These consist mainly of mobile communications through Orange UK, internet access via Wanadoo, worldwide IP and data transfer services via Equant. The development described below primarily cover mobile telephony and Internet access services.

4.7.3.1 Legal framework

The operation of a mobile telecommunications network and the provision of mobile telecommunications services in the United Kingdom, as well as Internet access services, are regulated by the 1984 Telecommunications Act, the 2003 Communications Act, and the 1949 and 1998 Wireless Telegraphy Acts (WTA).

In addition to the applicable British legislation and the conditions stipulated in the licenses awarded to France Telecom, the policy of the United Kingdom in telecommunications is also set forth in a number of regulatory and advisory documents and declarations from OFCOM.

Regulatory Authorities

In the United Kingdom, OFCOM is the regulatory authority for the communications industries which regulates fixed-line and mobile telecommunication services, television and frequencies. Pursuant to the 2003 Communications Act, the role of OFCOM is to:

i. defend the interests of citizens in the communications sector;

ii. defend consumer interests in the markets in question by promoting competition.

The Department of Trade and Industry is responsible for the telecommunications policy, while the Ministry of State for electronic business and competition is responsible for the policy governing companies that offer communication and data services.

In the area of competition, OFCOM and the Office of Fair Trading (OFT) handle the following areas:

-	OFCOM encourages competition in communications activities and provides assistance in consolidations (Section 369 of the 2003 Communications Act);

-	the Competition Commission is responsible for investigating consolidations and the markets and principal regulated industries.

Licenses

The operation of a mobile telecommunications network requires a license under the Wireless Telegraphy Act. Orange UK has obtained the relevant licenses to operate GSM and UMTS networks. Under the new regulatory framework, the individual licenses granted under the Telecommunications Act were abolished and replaced by general licensing conditions (the “General Conditions of Entitlement” or “GCOE”) that apply to all communications services under the Communications Act. Orange UK offers mobile telephony services to its customers pursuant to the GCOE. Wanadoo UK and Equant are also authorized under the GCOE to provide communication networks and services to their customers.

The Information Society

In the United Kingdom, the Electronic Commerce Regulations 2002, which transposes Directive 2000/31/EC, establishes the limits of responsibility of service providers in the information society. Service providers are not responsible for the information transmitted, provided that the service providers are not the source of the transmission, do not select the recipient of the transmission, and do not select or modify the information transmitted. No general obligation to control the information recorded or transmitted has been stipulated, with the exception of special cases.

The Data Protection Act 1998 and the Privacy and Electronic Communications Regulations 2003, which transpose the directives on protecting data, stipulate sanctions for failure to meet the obligations (£5,000 maximum). A company executive may be held liable in the event of a violation. Any person who suffers an injury because of failure to comply with the obligations to protect data may be eligible for indemnification.

Unsolicited communications are regulated in the United Kingdom by the Privacy and Electronic Communications Regulations 2003, and by the Distance Selling Regulations 2000, the Electronic Commerce Regulations 2002 and the British Code of Advertising and Sales Promotion.

With regards to the obligation of communications suppliers to retain data, the Anti-Terrorism, Crime and Security Act of 2001 stipulates an obligation to retain data to protect national security, to prevent or detect organized crime, or to investigate offenses related to national security. A voluntary code of practices concerning the retention of communication data has been in place since January 2004.

The Financial Services and Markets Act of 2000 (Regulated Activities) Amendment Order 2002, which took effect on April 27, 2002, stipulates that providing electronic money services is a regulated activity that is to be licensed by the Financial Services Authority (FSA). Wanadoo UK has obtained a certificate to issue electronic money.

Discussion continues in the UK and the EU in order to clarify to what extent mobile services fall under the definition of electronic money.

The Competition Act, which took effect on March 1, 2000, gives the regulatory authorities powers for their own sectors and to the Director General of Fair Trading to prohibit anti-competitive agreements, concerted practices and abuses of a dominant position. The Competition Act gives the OFCOM’s Board powers that may be exercised simultaneously with the Director General of Fair Trading concerning “commercial activities relating to telecommunications”. The Competition Act also allows third parties to initiate enforcement actions directly in the UK courts against telecommunications operators that do not comply with the rules of competition, and to seek damages.

The Enterprise Act, which as promulgated on November 7, 2002, amends the competition rules governing concentrations. In addition, the law allows certain representative consumer organizations (National Consumer Council, Consumers’ Association and National Association of Citizens Advice Bureau) to file “super complaints” with the Office of Fair Trading, asking it to investigate any characteristic or any group of characteristics of a UK market that appear to be sufficiently harmful to consumer interests. The OFT may also refer a matter to the Competition Commission if it possesses elements that would suggest that an element or a combination of elements in a market for goods or services in the UK prevents, limits, or hurts competition for the supply or acquisition of goods and services in all or part of the United-Kingdom.

4.7.3.2 Analysis of the market and ex ante regulations

The new regulatory framework for networks and electronic communications services entered into force in the United Kingdom on July 25, 2003 via the Communications Act of July 17, 2003, which transposes the five new community directives intended to create harmonized regulations in Europe. As required by the new regulatory framework, OFCOM has conducted analyses of the relevant markets for mobile and fixed-line communications.

Mobile communications

-	Access and mobile call market (market 15) - The OFCOM has concluded that no mobile operator in the United Kingdom held a significant position, individually or jointly, in the market. As a result of these conclusions, on October 3, 2003, OFCOM eliminated the ex-ante obligations applicable to Vodafone and O2, previously considered to exercise a dominant position in the market. Vodafone and O2 are, therefore, no longer subject to the obligation to provide mobile communication time to alternative operators.

-	Wholesale mobile network termination market (market 16) - In its analysis of the termination rates for fixed-line to mobile calls, OFCOM published its conclusions on June 1, 2004. OFCOM concluded that all mobile operators in the United Kingdom each holds market power for calls terminating on their network. Consequently, OFCOM applied a price control on 2G voice call termination rates. Orange UK and T-Mobile were also asked to make sure that their termination price did not exceed 6.31 pence per minute over the period from September 1, 2004 to March 31, 2005. Vodafone and O2 were forced not to exceed a termination price set at 5.63 pence per minute. These four operators will be subject to new price controls for the period from April 1, 2005 to March 31, 2006. In June 2005, OFCOM proposed maintaining the existing price control without change until March 31, 2007, on the basis of a revised CMILT model.

-	National market for wholesale supply of international roaming (market 17) - In 2005, OFCOM conducted preliminary studies for a market analysis scheduled in 2006.

-	Conditions relating to national roaming - Vodafone and O2 accepted licensing conditions allowing them to supply 2G national roaming services to 3G newcomers (H3G). National roaming conditions were defined as part of the transition to the new regulatory framework in July 2003. In July 2004, OFCOM published a consultation that proposed a suspension of the national roaming conditions. In November 2004, H3G asked OFCOM to postpone any decision on those conditions, pending the results of the H2G bid tender. Finally, on March 1, 2005, OFCOM revised its initial position and decided that its decision could be deferred for the moment.

Fixed-line communications

-	Call origination on the public telephone network (market 8) - In August 2005, OFCOM adopted its final decision on this market, declaring that all fixed-line electronic communication networks open to the public held significant positions in the market to supply their termination services and that BT, Kingston and the other operators had to provide call terminations to other operators on the basis of a reasonable request.

-

Call termination on individual public telephone networks (market 9) - It was also in August 2005 that OFCOM adopted its final decision establishing that all public communication fixed-line operators held a significant position in the market for call termination on their networks. BT, Kingston and the other fixed-line operators have to provide call termination services on their networks to other operators on the basis of a reasonable request. BT and Kingston also have the following obligations: cost orientation of call terminations, accounting separation, non-discrimination, publication of a reference offer, notification of rates 90 days before a change.

-	Wholesale unbundling market (market 11) - In December 2004, OFCOM published its final decision on the results of its analysis of the wholesale market for access to the local loop. Among other obligations, OFCOM imposed network access on reasonable request and an obligation to migrate customers, non-discrimination, cost orientation based on LRIC+ (long run incremental costs plus a mark-up for common costs), a reference offer, notification of charges, terms and conditions, and technical information, quality of service. OFCOM also set a regulated process to handle requests for new products.

-	Wholesale broadband market (market 12) - In May 2004, OFCOM published its final decision based on the results of its market analysis. The decision imposes the following obligations on BT: network access on a reasonable request, non-discrimination, publication of a reference offer, notification of costs, terms and conditions, technical information, accounting separation, and a regulated process to handle requests related to new products.

Strategic Review

At the beginning of 2005, OFCOM completed its analysis of the telecommunications sector in order to revise the current regulatory framework and adapt it to new electronic communications networks and services. OFCOM proposed a regulatory agreement with BT in order to ensure genuinely equivalent treatment among alternative operators and BT’s own “Retail” Division in supplying regulated products. One of the objectives of this agreement is to concentrate the regulations on the products considered to be “enduring economic bottlenecks” and to eliminate regulations where competition is effective. In addition, the agreement is intended to set up equitable and transparent arrangements in the area of access and interconnection with the new BT network (BT’s next generation 21st Century Network), currently being developed.

In this context, BT will have to provide a set of wholesale products to operators and to BT Retail on an equivalent basis (‘equivalence of input’). This includes identical products, rates and processes applicable to all consumers for a certain number of products, including full unbundling, shared access, IP Streaming offers and IP based bitstream for December 31, 2005. OFCOM is in this way planning to simplify the applicable sector regulations progressively in order to reduce the scope of application of the ex-ante regulations based on the relevant market analysis, to regulate only those products considered to be enduring economic bottlenecks. These discussions are also being held in the context of the “next generation network”.

Wholesale subscription sale

In October 2005, OFCOM published its evaluation of the BT wholesale subscription offer, and considered that this offer could be considered adequate (‘fit-for-purpose’) and that, as a result, the retail price control for BT could be reduced, from RPI—RPI to RPI +0% (RPI is the annual growth rate of the consumer price index). This decision is in line with OFCOM’s general approach that where there is a satisfactory level of competition in the wholesale market, the regulation of the corresponding retail markets can be reduced or eliminated. An inquiry scheduled for the spring of 2006 will reexamine the situation.

Status of VoIP services

In September 2004, OFCOM published a report on its approach to new voice services, including VoIP services, and proposed the implementation of light regulations for these services. It proposed that operators make available specific numbers and numbers in the 056 form for the new voice services, a co-regulation approach to ensure a balance between the protection of the consumer and the advantages of reduced regulation; it also proposed a revision of the current obligations in order to respect the principle of proportionality and to offer 999 services without having to apply the obligations associated with traditional telephone services. OFCOM will issue a decision on these questions early in 2006.

Numbering

In September 2004, OFCOM found that the assignment of geographic numbers was appropriate for the “new voice services”, including VoIP services, and also decided that geographic numbers in the form 056 would be reserved for mobile electronic communication services.

Regarding number portability and VoIP, OFCOM decided in January 2005 that number portability would be authorized only for the new voice services that correspond to telecommunication services offered to the public and apply the same obligations.

In June 2005, OFCOM published a position on the alternative solutions to number portability in the United Kingdom, establishing that the costs of the centralized data base allowing the routing of portable numbers had to be justified and that a more robust solution should be adopted for portability in the context of the “next-generation network” environment.

4.7.3.3 Frequencies

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

Orange UK’s WTA licenses specify the principal technical requirements with which Orange UK must comply, including, among other things, the management of radio frequency emission sites and the use of equipment that complies with the requirements listed in the directive concerning electromagnetic compatibility (89/336/EC). Inspection obligations are also stipulated. The operation of mobile telecommunications stations may be restricted or the stations may be closed on a temporary or permanent basis by OFCOM if there is a violation of the license or undue interference is created. Orange UK may also be required to modify or restrict its use or permanently abandon radio equipment in the interests of long-term spectrum planning or in the event that a state of emergency is declared. The 1800MHz license awarded to Orange UK under the WTA remains in force until Orange UK surrenders it or OFCOM withdraws it.

OFCOM may withdraw a license only for the following reasons: failure to comply with the conditions of the license, non-payment of royalties, national security, compliance by the UK with a community or international obligation, management of the frequency spectrum provided that, in this last case, the withdrawal is made within the notice period of one year in writing and OFCOM has considered all relevant elements.

Orange UK’s UMTS license is valid until December 31, 2021, unless Orange abandons it or it is withdrawn by OFCOM. OFCOM may withdraw the license only in the following cases: failure to comply with the conditions of the license, non-payment of royalties, national security, and UK compliance with a community or international obligation.

Following public hearings held by the Radiocommunications Agency concerning the regulations governing the use of the spectrum not subject to licensing for public telecommunications services, the british Government enacted the Wireless Telegraphy (Exemption) Regulation 2003, which came into force on February 12, 2003. This regulation defines frequencies spectrum not subject to individual licensing, which may be used for public commercial services such as Bluetooth and WLAN, and allocates additional bands for mobile and roaming broadband devices.

The Wireless Telegraphy Spectrum Trading Regulations 2004, which authorizes the resale of the spectrum for certain licenses, entered into effect in December 2004. In January 2005, OFCOM initiated a process to deregulate the use of the spectrum. An increase in the flexibility of use of the frequency bands and the adoption of market mechanisms to award and transfer them constitute the main components of the strategy developed by OFCOM. A 5-year calendar describing the radiocommunication services progressively included in this modification of the regulatory framework was established. At the end of this plan in 2010, 71% of the spectrum should be managed using this new approach.

In February 2005, OFCOM published a position on the future rates for WTA licenses, based on the application of “administered incentive prices” on the radio spectrum, reflecting the opportunity cost of using the spectrum, which are designed to encourage efficient use of the spectrum.

In July 2005, OFCOM published an interim decision pursuant to its program to revise the January 2005 framework applicable to frequencies. OFCOM’s approach to assigning the spectrum would consists of awarding licenses using a competitive procedure, to provide for a minimum licensing period, and to assign licenses on a technological neutral basis. OFCOM has not yet made a decision about the application of its new framework to existing GSM and UMTS licenses. OFCOM is expected to consult further on these issues in 2006.

In October 2005, OFCOM published its objectives for auctioning spectra for the 412-414 MHz bands, paired with 422-424 MHz (portion of the bands previously used by Dolphin for PAMR applications) for the summer of 2006. OFCOM is proposing that these bands be offered on a neutral basis in terms of technology and services, and that the licenses awarded may be resold. OFCOM also launched an inquiry on the specific conditions for awarding this spectrum.

In November 2005, OFCOM published proposed decisions to auction spectra for the 1781.7-1785MHz bands paired with 1876.7-1880MHz before March 31, 2006.

4.7.4 POLISH LEGISLATION AND REGULATIONS

4.7.4.1 Legal framework

The law on telecommunications of July 16, 2004, which became effective on September 3, 2004, the secondary laws adopted for the implementation of this law and, without prejudice to the new provisions, the laws adopted to implement the previous Law of July 21, 2000 on telecommunications form the basic legal acts regulating telecommunication activities in Poland. The operations of the Telekomunikacja Polska group are also defined by the provisions of the Law of December 15, 2000 on Competition and Consumer Protection. Moreover, since May 1, 2004, the date Poland joined the European Union, the Group’s operations are also governed by the European regulations that apply directly.

Under the July 2000 telecommunications act, the Chairman of the Telecommunications and Postal Regulatory Authority (“URTiP”) granted 88 telecommunications licenses in August 2004. The Chairman of the URTiP was notified of the provision of services that do not require a license. With the July 2004 telecommunications act, the provision of telecommunications services now requires a simple declaration to the Register of telecommunications operators, which is managed by the Chairman of the URTiP. Operators that have licenses or notified their business pursuant to the old telecommunication law were all registered ex officio.

The purpose of the new provisions is to reduce barriers to entering the telecommunications market, to increase the number of competitors and competition among them.

Regulatory Authorities

In Poland, the competent telecommunications authorities are as follows:

■	the Ministry of Transport and Construction, which is responsible for telecommunications and proposes laws;

■	the Office of Electronic Communications (which replaces the Telecommunications and Postal Regulatory Authority – URTiP) has been responsible since January 14, 2006 for enforcing the regulatory framework in the postal sector, telecommunications, frequency management, and some duties of the National Broadcast Council;

■	the Competition and Consumer Protection Authority (UOKiK) is responsible for eliminating anti-competitive practices, monitoring concentrations, and protecting the consumer.

Licenses

Pursuant to the Law of July 16, 2004 on telecommunications, Telekomunikacja Polska (TP) has been registered since October 1, 2004 in the Register of telecommunications operators for the following activities:

-	Public telecommunications networks, including fixed-line network, data transmission network, radio and wireless signal transmission, Inmarsat and VSAT networks, digital networks (ISDN, DSL) and mobile networks (450MHz), as well as the use of the capacities for Intelsat, Eutelsat, Intersputnik, Inmarsat and New Skies satellite systems, the operation of the POLKOM 400 email server (X.400 technology),

-	Telecommunications services, leased lines, capacity segments of the aforementioned satellite systems, data transmission services, Internet access services, ISDN services, VSAT network services, etc.

Pursuant to the same law of July 16, 2004, PTK Centertel has been registered since October 1, 2004 in the Register of telecommunications operators for the following activities:

-	operating telecommunications networks and other infrastructures governed by the following standards: NMT (450MHz), GSM (900MHz), DCS (1800MHz) and UMTS (2GHz),

-	providing telecommunications services on the aforementioned networks.

At the time the new telecommunications laws took effect, the frequencies awarded to PTK Centertel under the license granted under the previous telecommunications law were confirmed within the new regulatory context.

Pending the implementation of new rules defining the operators holding a significant market power pursuant to the telecommunications laws of July 16, 2004, the rules applicable to PTK Centertel under the telecommunications law of July 21, 2000 are being maintained, pursuant to the interim provisions of Article 221.

In addition, pursuant to the decision of the Chairman of the URTiP on September 9, 2003, PTK Centertel must launch UMTS services no later than January 1, 2006.

In December 2005, PTK Centertel met the obligations resulting from the licenses it was awarded and the obligations resulting from the notification to the Register of Operators and the law on telecommunications.

Universal service

In August 2005, the URTiP launched a bid tender to select telecommunications companies that could offer all universal service services throughout the country and on certain of the 49 numbering zones. TP participated in the bid tender, whose deadline took place at November 30, 2005.

The information society

The law on electronic provisions of services of July 18, 2002 transposed the directive 2000/31/CE on electronic commerce. This law defines the obligations of service providers in the area of electronic services, defines the limits of responsibility of the service providers offering electronic services, and the rules for the protection of the personal information of the persons using these services. The law stipulates that providers of electronic communication services are not responsible for the data transmitted provided that the services providers are not the source of the transmission, do not select the recipient of the transmission, and do not select or modify the data transmitted.

The framework governing the protection of personal data is defined by the law on the protection of personal data of August 29, 1997, amended in 2002. The 2004 telecommunications law also stipulates certain rules governing the protection and retention of data.

4.7.4.2 Regulations for electronic communications

Regulations in force

The regulatory framework applicable in Poland was initially defined by the law on telecommunications adopted in 2000.

That law introduced complete liberalization of telecommunications in Poland, requiring authorization from the regulatory authorities to provide telecommunications services or file a simple notification in some cases. Within this framework, the pre-selection of the carrier, number portability, the obligation for accounting transparency, unbundling of the local loop to the benefit of alternative operators, entered into effect on October 1, 2003.

The provisions governing TP fall within the jurisdiction of the Chairman of the URTiP under the law on telecommunications of July 21, 2000. The decisions of the URTiP Chairman remain in force until the implementation of new decisions on the definition of significant market power (SMP), pursuant to the law on telecommunications of July 16, 2004, and pursuant to the interim provisions of Article 221. Under the aforementioned decisions, TP holds SMP in the following markets: fixed-line telephone services, leased lines, interconnection services. In this context, TP must comply with specific regulatory obligations.

The telecommunications law provides that obligations may be imposed on operators in a dominant position. Thus, the other operators and service providers, including virtual operators, may request access to the network of operators in a dominant position. Operators that have a significant market power may not refuse connection to their network to an alternative operator that is legally operating a telecommunications network. The Chairman of the URTiP may request an amendment of the rates proposed by the SMP operators. Pursuant to the European Commission’s recommendation concerning relevant markets, market analysis must be performed on the 18 relevant markets identified. Market analyses must be performed before any new remedy is applied.

The changes of 2004 were intended to continue the liberalization of telecommunications in Poland and to align the Polish telecommunications market with the EU market by transposing into national law the new telecommunications regulatory package of 2002. In particular, the new law on telecommunications introduced an obligation to communicate retail rates to the URTiP for approval, a series of obligations for providing access to telecommunications networks, and a stable basis for the development of the activities of virtual operators.

Analysis of the Relevant Markets

Under the telecommunications law, the Chairman of the URTiP began to analyze the 18 relevant markets in January 2005. The most complete analyses are currently:

-	access and outgoing calls on the mobile public telephone networks (market 15);

-	access to the public telephone network in a fixed location for residential customers (market 1); and

-	access to the public telephone network in a fixed location for business customers (market 2).

The results of these analyses will have a significant impact on the liberalization of the telecommunications market in Poland, given that there is currently no competition in the two markets for public network access. For market 15, the URTiP has begun to draft a decision defining a significant market power and proposing remedies.

Pursuant to the earlier telecommunications law, the URTiP has made decisions establishing that Telekomunikacja Polska holds a significant market power in fixed-line telephony services, in the national market for leased lines, and in the interconnection market, while PTK-Centertel holds a significant market power in the national market for public mobile telephony services. In addition, the URTiP, in coordination with the Competition Authority (“UOKiK”), adopted a decision establishing that PTK Centertel is in a dominant position in the interconnection market. The Group has appealed this decision.

4.7.4.3 Numbering and frequencies

Numbering and frequency resources were assigned to TP via licenses dated December 5, 2000 and February 28, 2001. The modifications and new assignments of numbering and frequencies requested by TP will be decided by the URTiP. PTK Centertel holds 4 licenses for an NMT 450 network for a period extending from 1991 to 2016, a GSM network in the 900 (1999-2014) and 1800 MHz (1997-2012) bands, and a UMTS network (2004-2023). A procedure to award additional frequencies in the 1800 MHz bands, in which PTK Centertel participated, was launched on February 22, 2005, but has not yet been completed.

PTK Centertel also provides data services in 170 Hotspots using WiFi networks, the use of which does not require individual authorization.

A bid tender for three frequencies in the 3.6-3.8 GHz band was also launched in 2005 to allow the broadband access offering.

The sale of frequencies between spectrum users within a secondary market is not currently authorized.

4.7.5 SPANISH LEGISLATION AND REGULATIONS

4.7.5.1 Legal framework

The European regulatory package on electronic communications was transposed in Spain by the general telecommunications law (Law 32/2003 of November 3, 2003), and by Royal Decree 2296/2004 of December 10, 2004 regarding electronic communications markets and access to the numbering network, and Royal Decree 424/2005 of April 15, 2005 governing the supply of electronic communications services, universal service obligations, and the rights of users.

Regulatory Authorities

The Secretary of State for Telecommunications and the Information Society (Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información, ‘SETSI’), which is part of the Ministry of Industry, Tourism and Commerce, is responsible for the promotion and programming of activities relating to telecommunications, the information society, and audiovisual services. The SETSI also has jurisdiction on regulations to protect consumers.

The Telecommunications Market Commission (Comision del Mercado de las Telecomunicaciones - CMT), created by Royal Decree-Law 6/1996 of June 7, 1996, is attached to the Ministry of Industry, Tourism and Commerce. As the national regulatory authority responsible for the telecommunications and audiovisual sectors (excluding content), the CMT’s role is to protect competition. The CMT is also responsible for (i) imposing or removing ex-ante obligations on operators with a significant market position within the new regulatory framework and the enforcement of those obligations; (ii) the resolution of disputes over access and interconnection; (iii) the definition of interoperability obligations; and (iv) the determination of universal service costs and financing if necessary.

Licenses

The individual licenses to supply telecommunications networks and services under the previous regulatory framework have been adapted to the new framework, which now stipulates a simple notification to the CMT, and registration in a specific register. However, the use of rare resources, such as frequencies, continues to justify the awarding of individual licenses (bid tenders and licenses from the Ministry of Tourism and Commerce) and restrictions in terms of the number of stakeholders.

and registration in a specific register. However, the use of rare resources, such as frequencies, continues to justify the awarding of individual licenses (bid tenders and licenses from the Ministry of Tourism and Commerce) and restrictions in terms of the number of stakeholders.

The Information Society

In Spain, Law 34/2000 of July 11, 2002 respecting the information society and electronic commerce defines the obligations and limits of responsibility applicable to the information society service providers regarding the information transmitted. In cases of illicit content, and effective knowledge of the illicit nature, service providers must intervene promptly to withdraw or make access to this data impossible. No general obligation to control the data transmitted or stored is imposed, except in specific cases. The law stipulates sanctions and fines for violations of these provisions.

The regulatory framework applicable to data protection in Spain is based on law 15/1999 respecting the protection of personal data and order 999/1999 on security measures. Sanctions are stipulated depending on the gravity of the violation. Moreover, the general telecommunications law stipulates that electronic communication services operators guarantee the secrecy of communications.

In terms of obligations to retain data, law 34/2000 on the information society provides for a retention period of twelve months, which is currently under discussion, in particular because of current European proposals. The provisions applicable to service providers still have to be specified (ex. types of data to be kept, retention periods, financial compensation for the costs incurred).

In the area of intellectual property rights, the Spanish government in April 2005 adopted a plan to fight illegal activities to protect intellectual property rights on the Internet. An ad hoc commission will be created to monitor this plan. In addition, two proposed laws transposing the European directives 2001/29/CE and 2004/48/CE are currently being adopted in Spain.

Competition law

The telecommunications sector is governed by Law 16/1989 of July 17, 1989, amended by Law 53/2002 of December 30, 2002. In this area, the system in place has two levels. The Department to Defend Competition (Servicio de Defensa de la Competencia) analyzes complaints, conducts the necessary research and determines, within one year, whether the dispute brought to its attention raises competition problems. Once the facts have been established and an initial legal evaluation has been completed by the Department, the complaint is submitted to the Competition Authority (Tribunal de Defensa de la Competencia) for a detailed legal analysis and decision. The Tribunal is an administrative body with quasi-judicial responsibilities, attached to the Ministry of the Economy. Appeals are filled with the Audiencia Nacional (Sala de lo Contencioso-administrativo de la Audiencia Nacional).

4.7.5.2 Regulations for electronic communications

The royal decree respecting the relevant markets, network access and numbering was published on December 30, 2004 in the official gazette. This decree, passed to implement the general telecommunications law, became effective on December 31, 2004. In particular, it defines the procedures applicable to market analyses, it lists the ex-ante regulatory obligations that may be imposed on the operators that exert a significant influence on the wholesale and retail markets, and defines the conditions for network access and interconnection.

Application regulations

The 2003 general telecommunications law, which transposed the framework directive, maintains all the regulatory obligations applicable to the operators in a significant position as long as the market analyses have not been performed. As a result, the obligations for unbundling the local loop, indirect access, interconnection and wholesale offers imposed on Telefonica on the basis of its dominant position are being maintained until the completion of the market analyses in the context of the new regulatory framework.

Voice over IP status

The SETSI has defined a new category of electronic communication services for the services that use IP technology, “mobile voice services with multimedia functionalities”, for which the obligations are more flexible than those imposed on operators of public telephone services. The interconnection rules must still be defined by the CMT.

Market analyses

The CMT informed the European Commission about the analyses notably concerning the “9” and “16” markets in September 2005, and recently launched a series of national consultative processes on other markets. With regard to market analyses that have not yet been carried out, the obligations in place remained based on the previous regulatory framework.

-	Call termination on public telephone networks in a fixed position (market 9)

In September 2005, the CMT informed the European Commission of a proposed decision regarding this market. The CMT proposed imposing the following obligations on Telefonica: cost based call termination charges, accounting separation, access and use of specific network facilities, transparency obligation, reference offer, obligation for non-discrimination. The investigative phase is in process at the European Commission.

-	Mobile access and outgoing calls (market 15)

In January 2006, the European Commission endorsed the CMT’s proposal to consider the three mobile operators – Telefonica Moviles, Vodafone and Amena – in a position of joint dominance, and imposed on them an obligation to respond to the reasonable requests for access from the MVNO. The Spanish regulator will have to carefully monitor developments in this market.

-	Voice call termination on mobile networks (market 16)

In September 2005, the CMT informed the Commission of its proposed decision regarding this market. The CMT proposed designating the three mobile operators (Telefónica Móviles, Vodafone and Amena) as holding a significant position on their networks. However, the CMT proposed regulating mobile terminations only for calls coming from fixed networks, excluding mobile to mobile calls. In its comments, the European Commission felt that this distinction was not justified. The European Commission is currently conducting the investigation phase.

Numbering

Royal decree 2296/2004 of December 10, 2004 defines the framework applicable to numbering. To supply Voice over IP services, two types of numbers may be used: specific geographic numbers allowing limited mobility within one rate zone and non-geographic numbers that allow mobility throughout Spain. Number portability is not authorized with geographic numbers associated with public telephone services.

4.7.5.3 Frequencies

The 2003 general telecommunications law defines the regulatory framework applicable to frequency assignments and allocations. It also provides for the creation of a Frequency Agency (Agencia Estatal de Radiocomunicaciones), which is responsible for managing the use of public frequencies. The Ministry of Industry, Tourism and Commerce, via the SETSI, controls the Agency, which has not yet been set up. As a result, it is the ministry that currently manages questions related to the radio spectrum. The royal decree on using the spectrum was amended in 2005, primarily for the protection of consumers and the conditions for providing services.

The annual royalties for the use of frequencies are established on the basis of coefficients published in the finance law in December of each year. The finance law for 2005 (Law 2/2004 of December 27, 2004) set the coefficients used to calculate the royalties related to mobile, fixed-line and audiovisual services for the use of the frequencies.

In June 2005, the Minister of Industry, Tourism and Commerce auctioned 10 MHz in the 900 MHz GSM extension bands for providing 2G services. Telefónica Móviles was awarded a 4 MHz block, and Amena two 3 MHz blocks. For the two 3 MHz blocks awarded to Amena, the first will be available in January 2006, the second at the end of 2006. User rights were awarded for a period of 15 years. Telefónica Móviles and Amena have agreed to invest 834 million euros in their network over the next two years.

A new frequency plan took effect on June 29, 2005. The new plan releases the 454.350-456.200/464.350-466.200 MHz bands for use reserved for mobile PMR/PAMR systems (including CDMA 2000), in compliance with CEPT decision ECC/DEC/(04) 06, and reserves the 2500-2690 MHz bands for 3G mobile telephony use (as of January 2008), based on market needs. This regulation does not authorize migration to the UMTS technology in the GSM bands.

4.8 SUPPLIERS

France Telecom purchases its telecommunications equipment from all major international manufacturers and believes it is not dependent on any one vendor.

As part of the “Ambition FT 2005” Plan and the “TOP” operating improvement program, France Telecom introduced the “TOP Sourcing” project throughout the Group in December 2002. This project, led by the Executive Director for Purchasing and Performance Improvement is intended to reduce total “acquisition costs”.

The “TOP sourcing” program has been split into five phases extending from January 2003 to the end of 2005, which handled more than 11 billion euros in purchases beginning with the procurement categories offering the largest potential gains.

The first phase extended from January 2003 to June 2003, the second phase from July 2003 to January 2004, and the third from January to December 2004.

In the last two phases in 2005, some of the categories already dealt with during the previous three phases were restructured, adding: voice over IP, accessories for fixed-line and mobile handsets, optical multiplexing systems, IP switches, corporate telephone fleet services, and events organization.

In connection with the procurement strategy implemented during these phases, technical specifications and processes were streamlined. The following are a few examples:

■	the use of a unique catalogue of accessories covering fixed-line, mobile and multimedia terminals;

■	the choice of 3 suppliers of new generation Sim cards offering new services;

■	globalization of 1200 individual maintenance contracts per year into a single copier contract;

■	a streamlined portfolio of IT service providers for each application area through service packages

The restructuring of the supplier portfolio also resulted in a reduction of nearly 75% in the number of suppliers for all relevant purchasing categories, while maintaining a stable portfolio and leaving room for small and medium-sized businesses in both France and other European countries from which France Telecom obtains supplies. This reduction was achieved on the basis of various criteria which, in addition to price, included quality, reactivity, localization and compliance with ethical and environmental standards. Moreover, in order to better meet customer expectations, France Telecom gives preference to suppliers that stand out for their high added value. To that end, France Telecom has implemented an ongoing assessment and evaluation program relating to the performance of its suppliers irrespective of the type of products and services provided. These internal measures have been in full operation since mid-2004.

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

The estimated total impact of the group’s new purchasing policy at the end of 2005, measured on the basis of 2002 prices in accordance with the objectives of the TOP program, was about 4800 million euros in savings: 700 millions euros for 2003, 1,700 million euros for 2004, and 2,400 million euros for 2005.

4.9 INSURANCE

France Telecom has adopted an insurance plan to cover its principal risks. This insurance plan has been underwritten by major insurance and reinsurance providers to cover the risk of damages to physical assets, operating losses (including transportation risks) and civil legal liability related to operations and the corporate purpose which could be caused to third parties (including customers).

The cost of insuring France Telecom S.A. in 2005 amounted to approximately 21.5 million euros, 20.1 million euros of which was for insurance premiums (compared with a cost of about 32.5 million euros in 2004 and 40.4 million euros in 2003). This amount breaks down by risk category as follows:

■	liability coverage: approximately 9.6 million euros;

■	automobile insurance coverage: approximately 4.3 million euros;

■	coverage for damage to assets and operating losses: approximately 7.6 million euros.

In addition to the costs paid by France Telecom S.A. are those paid by the subsidiaries covered by the Group’s insurance policies. This amount totaled approximately 11.84 million euros in 2005 (10.15 million euros in 2004 and 13.8 million euros in 2003).

These policies are being gradually extended to cover the Group’s French and foreign subsidiaries to harmonize coverage and control management as well as to control the corresponding insurance costs. A large number of subsidiaries have benefited from the expansion of the Group’s programs. For the others, the consolidation process continues (Equant still has it own program and Orange UK is gradually being included under the corporate programs).

These policies reflect the nature of the risks incurred by France Telecom and are in line with the current terms and conditions of the insurance market for groups of a similar size and with similar business activities worldwide, particularly with respect to guarantee limits.

For the last several years, given the state of the insurance and reinsurance markets, the Group has self-insured the poles and open-wire lines of its telephone network against the risks posed by natural disasters.

France Telecom maintains a level of self-insurance that is appropriate for the risks it encounters. Over the past ten financial years, the number of accidents affecting the above-ground network of France Telecom S.A. has not, on average, exceeded 12.3 million euros per year, except for disasters that are exceptional in terms of frequency and intensity (for example, the storm damage in December 1999).

In 2005, France Telecom began to work on modeling the risks to the above-ground network from storms in order to acquire an in depth understanding of its exposure to such risks.

The results of this work did not reveal any benefit from covering this risk through a financial instrument. However, France Telecom continues to monitor these risks and continues its analyses for a possible transfer.

Moreover, as part of its risk management policy, France Telecom regularly organizes on-site inspections conducted in partnership with the internal engineering departments and those of its main insurers.

This type of risk management is designed to allow France Telecom to detect and evaluate potential risks to ensure that the insurance coverage in place continues to be adequate. However, France Telecom may not detect all risks to its business and insurance coverage could prove to be inadequate.

4.10 PROPERTY, PLANT AND EQUIPMENT

4.10.1 NETWORKS

4.10.1.1 Data transmission networks

4.10.1.1.1 Fiber optic networks

With speeds of up to 10 Gbit/s, fiber optic cables by far exceed the capacity of conventional copper lines or radio links. In 2005, France Telecom installed approximately 7,262 kilometers of fiber optic cables in its regional network in France (3,500 kilometers in 2004, 1,500 kilometers in 2003, and 6,100 kilometers in 2002).

The new Dense Wavelength Division Multiplexing technology (DWDM) is now deployed on long distance networks to further increase the speed of transmission to a potential of 80 wavelengths per fiber. As of December 31, 2005, 41 DWDM systems were installed on the long-distance network in France, compared with 36 at December 31, 2004 and 34 at December 31, 2003. In addition, France Telecom offers direct fiber optic connections to business customers wishing to benefit from very high-speed internet services. At December 31, 2005, 14,729 customer distribution frames were connected by fiber optics to the France Telecom network (compared with 12,686 optical distribution frames at the end of 2004 and 10,748 at the end of 2003).

4.10.1.1.2 Synchronous digital hierarchy (SDH)

At December 31, 2005, France Telecom had installed on its long distance network in France over 346 synchronous digital hierarchy (SDH) transmission 2.5 Gbit/s links (253 at December 31, 2004 and 239 at December 31, 2003). In Europe, the number of 2.5 Gbit/s SDH transmission links was 120 at December 31, 2005 (compared to 119 at December 31, 2004 and 113 at December 31, 2003). The relatively low-cost SDH technology can be used to create a simpler network that is easier to manage, and more reliable. In France, through the use of a reserve network and local self-protected rings, the SDH optical network is fully protected against single cable breakdowns. France Telecom continues to develop SDH networks by installing other SDH rings as well as low-cost point-to-point systems in the lower part of the network.

4.10.1.1.3 Asynchronous transfer mode (ATM)

France Telecom is a leading player in the development of transmission via asynchronous transfer mode (ATM) technology which simultaneously transmits data signals, text, voice, images and multimedia between access points on the network at speeds of over 155 Mbit/s.

France Telecom has deployed an ATM backbone network capable of routing high-speed services. As of December 31, 2005, this network was composed of 292 sites (457 cross-connect units, compared with 448 cross-connect units at the end of 2004 and 422 at December 31, 2003). It ensures end-to-end transmission of the InterLan and MultiLan and the Videodyn transmission services which supplies temporary television connections. It also receives ADSL access data flows and delivers some of these flows to the IP network through a BAS interface.

4.10.1.1.4 Internet-related networks

4.10.1.1.4.1 Broadband access

The roll-out of the ADSL network remained a major challenge in 2005 for France Telecom which invested 125 million euros to install DSLAM equipment in its distribution frames (network nodes to which customers are connected).

As of December 31, 2005, the number of “subscriber connection nodes” (NRA) open to ADSL was 9,731, up from 6,356 at year-end 2004 and 3,394 at December 31, 2003.

At December 31, 2005, 97% of the French population was covered and 6.5 million customers were connected to ADSL broadband, compared to 90% in 2004, 79% at December 31, 2003, and 70% at December 31, 2002.

The purpose of the Business Park plan (Zones d’Activités Économiques, EAZ) is to bring very high speed internet to businesses with 100% coverage for symmetrical 2 Mbit/s and speeds up to 100 Mbits/s for the ethernet Gigabit offers.

4.10.1.1.4.2 IP network architecture

The France Telecom IP network is built to meet the growing demand for speed and to support broadband technologies, primarily ADSL.

ADSL customer sites are connected via DSLAM and BAS (Broadband Access Server) offering a downlink speed (Internet to customer) from 128 Kbit/s to the maximum speed allowed by the line based on the distance of the line between the customer’s home and the NRA (subscriber connection node). For its business customers, France Telecom also offers “Turbo ADSL” access at speeds of up to 2 Mbit/s on these DSLAM.

The NAS and BAS are connected to the Wanadoo platform and the Internet network via the national IP transmission network or the backbone network, which transmitted traffic at the end of 2005 that was up sharply to 168 Gbit/s from 111 Gbit/s at the end of 2004 and 100 Gbit/s at the end of 2003. The IP network is deployed by the France Telecom technical teams, who provide 24-hour-a-day supervision, seven days a week.

Since 2005, some innovative offers, such as Ma Ligne TV, use an ethernet access technology.

The France Telecom IP network is an evolving multi-access network (Autonomous System 3215), capable of handling the growth in traffic and adapting to changes in technology, thanks to the expertise of France Telecom R&D which evaluates and tests new technologies like the new very high-speed transmission technologies. The France Telecom worldwide Internet network (Autonomous System 5511) connects the principal global Internet networks in different locations around the world. It is built on the latest IP transmission and switching technologies. In Europe, it has been reduced in size since the end of 2003, which resulted in a concentration of the traffic bypass points. Built on very high-speed terrestrial and undersea links (several Gigabit/s), it gives France Telecom customers excellent Internet connectivity and protects against major risks on other major Internet networks. The traffic carried at the end of 2005 totaled 178 Gbit/s, which makes it, according to France Telecom’s estimates, the largest European network and one of the great traffic carriers in the world.

4.10.1.1.4.3 Wanadoo platform

The Wanadoo platform is built on a modular, secure, segmented infrastructure which uses proven market technologies designed to adapt to the increasing number of customers and uses. It separates the functions of development, testing and production, which in turn strengthens the quality of service offered to customers.

The production platform is supervised 24 hours a day seven days a week by a specially trained team. The architecture is organized around the logic components of the Wanadoo services: access networks, portals and services (Operations Support System and Business Support System). They are connected by Ethernet switches and protected by firewalls that can prevent possible attacks. The platform is connected to access networks (telephone network, Numéris, ADSL) through the France Telecom IP transport network.

This platform is composed of servers operating on Unix or Linux or Windows “server” versions hosting the various services: Web servers, search engines, communication services, games, personal pages, news, voice mail. This design can accommodate permanent increases in capacities and in the number of servers, in anticipation of growth in the number of customers. The voice mail system is based on Critical Path technology, a leader in the sector. The Operations Support System manages customer authentication and access to services. It consists primarily of Radius Authentication Servers and a database containing customer data.

The real-time authentication and technical management system has double mirroring and uses a database management technology and replications. The Business Support System is at the heart of the business system. It is based on Portal’s Infranet software and an Oracle database. It performs the following functions: customer management, sales management, billing and accounts receivable.

Various modules process subscription details from different sales channels and feed the customer database before reaching the Business Support System. The Business Support System feeds the customer service information system, which enables telephone advisers to serve customers and initiate customer follow-up. The Marketing and Sales Information System, which also receives data from the Business Support System, is used to analyze statistical data.

In addition, technologies relating to portals and the related content are adapted to the broad variety of services offered by Wanadoo: search engines, on-line encyclopedias, massive multi-player game platforms, mapping, directories and specific regional services.

Finally, France Telecom implemented an international program to streamline and industrialize its most basic technical infrastructures for its business as an Internet access provider in Europe. This approach offers a number of advantages:

■	it allows the company to access millions of customers in Europe in order to benefit from economies of scale for the services that justify it;

■	it accelerates the development of new services by reducing the number of infrastructures on which they are based; and

■	it facilitates international deployment by providing the company’s best technologies to all its companies and subsidiaries.

This program make it possible to optimize costs for the network, information system, along for communication services.

4.10.1.2 Mobile telecommunications networks

Orange France operates a second generation (2G) mobile network that meets GSM, GPRS and Edge standards and a mobile network meeting the UMTS standard. The corresponding frequency bands are 2x12.5 MHz in GSM 900, 2x23.6 MHz in GSM 1800, 2x15 MHz for UMTS (in FDD mode) and 5 MHz non-paired (in TDD mode).

The architecture of Orange France’s GSM, GPRS/Edge and 3G networks comply with the international standards of the ETSI and the 3GPP. The specific mobile equipment and the signalling network are deployed using the transmission infrastructures of the France Telecom group.

These two networks allow the Group to offer voice services, SMS, MMS, access to the Orange portal, data transfer offers, videostreaming, TV, and videophony.

The Edge network reaches speeds of about one hundred kbit/s (depending on radio and terminal conditions) in the downstream direction (from network to terminal).

The UMTS network also offers videophony at 64 kbit/s, and even faster data transmission services that can reach 384 kbit/s in the downstream direction and 64 kbit/s to 128 kbit/s upstream, depending on the geographic area.

For Business Mobile broadband, the Edge and UMTS networks are completed by a network of 10,000 WiFi hotspots.

The GSM network covered 99% of the population at the end of 2005. The Edge and UMTS networks offered mobile broadband coverage to 93% of the population at the end of 2005.

4.10.1.3 International network

4.10.1.3.1 Submarine cables

In order to accommodate the increase in telecommunications traffic, France Telecom is investing in submarine cable systems.

These investments may be made either by purchasing IRU (Indefeasible Rights of Use), which are acquired for a period often equal to the cable operating period, or by leasing wavelengths depending on the expected return.

In 2005, France Telecom added additional capacities to the ECFS (East Caribbean Fiber System), Taino Carib and Americas II systems between Guadeloupe, Martinique, Guyana and the United States to keep up with the rise in broadband in the French overseas departments.

In November 2005, the Sea-Me-We4 cable connecting southern Europe to Singapore through the Middle East was placed in service. France Telecom’s investment will meet growing demand on this axis, particularly in the data and Internet market.

Moreover, France Telecom is streamlining its submarine cable base by closing down cables that have become obsolete in view of the demand for bandwidth, or which have become too expensive in terms of maintenance costs.

4.10.1.3.2 Satellites

France Telecom is refocusing on its core business as a telecommunications services operator and has sold most of its stakes in satellite operators.

France Telecom will continue to use the satellite operators’ infrastructure for its needs in terms of international telephone links and data and audiovisual requirements. France Telecom also operates its own network of two Telecom 2 telecommunications satellites after the shutdown of Telecom 2B in 2004 and Telecom 2A in 2005.

The reduction in satellite transmission needs has led France Telecom to streamline its teleports in metropolitan France and the French overseas departments. In metropolitan France, the activity of the space telecommunications centers was transferred to the Bercenay-en-Othe teleport. Similarly, in the French overseas departments, the connection of the West Indies and Reunion to the submarine cable networks led to the closure of the Trois-Ilets site in Martinique (retaining the Destrellan site in Guadeloupe) and to the closure of one of the two sites on Reunion Island. Mayotte Island, which is not connected by submarine cable, is linked only by satellite whereas French Guyana has kept its Cayenne and Kourou sites as well as the inland operating sites.

4.10.1.3.3 European Backbone Network (EBN)

At December 31, 2005, the France Telecom European backbone network directly connected 33 cities (33 in 2004), including seven in France, and was interconnected with the networks of France Telecom subsidiaries and partners. These partners also connect their customers to the basic network through their local loops, making connectivity a reality in Europe.

The EBN, a fiber optic network, whose wavelength capacity has grown according to demand, is designed to carry unit flows of 2.5 to 10 Gbit/s on each line, with a capacity of as much as 1.2 Tbit/s with no additional cables required. The network guarantees connections from 45 Mbit/s to 10 Gbit/s and offers a number of advantages, including 99.95% availability, centralized network management, and customer services available 24 hours a day. End-to-end infrastructure control also contributes to easier management and greater simplicity by allowing access to international services without connecting through multiple operators.

4.10.1.3.4 North American backbone network

In December 2004, France Telecom Long Distance USA and Level 3 signed a contract under which France Telecom sold its transmission network in the United States (the NABN) to Level 3 and agreed to purchase a large proportion of its transmission requirements from Level 3 over the following three years.

France Telecom is thus continuing its strategy of streamlining and reducing costs whilst continuing to guarantee the same quality of service to all its customers. At the end of the transaction in February 2005, France Telecom transferred ownership of the NABN to Level 3, which has supervised and maintained the network since that date. The NABN traffic was progressively moved to the Level 3 network. France Telecom retains its IP, voice and signaling assets in the United States, as well as those relating to the servicing (or backhaul) of the TAT 14, the supervision and maintenance of which will continue to be directed from France, but implemented by teams in the United States.

Under this agreement with Level 3, France Telecom continues to offer the same range of services to all its customers, including operators.

4.10.2 REAL PROPERTY

At December 31, 2005, France Telecom’s real property, including equipment considered real assets, was recorded in its balance sheet (net book value) at the amount of approximately 3.2 billion euros, compared with 5.5 billion euros at December 31, 2004 and 5.9 billion euros at December 31, 2003. These properties are used to house telecommunications facilities, research centers, customer service centers, premises for commercial use and offices.

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

In 2002, France Telecom sold 409 properties to a consortium of investors for 2.6 billion euros. In 2003, it sold 389 properties to another consortium for a total of 419 million euros. Most of the buildings sold are rented by France Telecom. With these disposals, the vast majority of the France Telecom negotiable real estate assets in France were sold.

Furthermore, Orange, Equant and other subsidiaries essentially rent the buildings that are necessary for their operations.

As for the TP group, TP S.A. owned approximately 2,500 properties in Poland at December 31, 2005. The approximate total surface area of developed properties was 1.7 million square meters, and the total surface area of undeveloped and developed land was approximately 13 million square meters.

4.11 RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY

The expansion of the R&D effort, decided in 2003, continued in 2005. Thus in 2005, the Group devoted 1.5% of its revenues to R&D expenditures, i.e. an increase of 19.9% over 2004. In 2004: R&D accounted for 1.3% of revenues, up 17.3% in relation to 2003.

This effort, which includes labor costs and other operating and investment expenses related to research and development, totaled 716 million euros (excluding amortization and depreciation) in 2005 (597 million euros in 2004 on a comparable basis under IFRS; 509 million euros in 2003) 671 million of which at France Telecom S.A. (570 million euros in 2004, 469 million in 2003), essentially within the R&D Division. Approximately 51% of these costs were labor costs (2004: 52%, 2003: 56%).

Workforce

At December 31, 2005, France Telecom employed 3,896 engineers, scientists and researchers within its R&D division (2004: 3,625, 2003: 3,053) for a total R&D labor force (including support) of 4,437 (2004: 4,222; 2003: 3,764).

Organization

Under the responsibility of an executive director, the R&D division consists of six R&D centers (the organization of which is based on that of other divisions) with one department consisting of the international laboratories, five steering units and three vertical support units.

Implementation of the NExT strategy

The R&D Division plays a driving role in the integrated operator strategy by contributing, through its innovations, to the integration of the networks, an expansion of communication, information and infotainment services, the offer of new everyday services, and an increase in the value of business services. The Division is also involved in setting up Explorations and the Technocentre with a view to improving the overall effectiveness of the innovation process.

In the consumer sector, the R&D Division develops convergent offers, new services for 3G telephony, content and entertainment offers. The R&D Division participated in the launch of the VoIP offers (Telephony+) in France, Spain, England, Netherlands and Italy. In 2005, Wanadoo launched the “Livecom” communications suite offered free to all Internet users that integrates videophony, telephony, SMS and instant messaging. R&D is developing new home services around the Livebox, like Livezoom which allows a user to see his home when away thanks to a Wi-FI camera connected to the LiveBox. For content, the MaLigne TV offer has been enriched with the VoD services (digital retransmission). Improving the quality and simplicity of customer relations has also been a top priority.

In the business segments, the R&D Division is developing services linked to the migration over to IP for telephony and hosting services, while guaranteeing the interoperability of offers: access to the company’s intranet from PDAs and Smartphones (Business Everywhere on PDA), audioconference services or telephone conference services without reservations or subscription (Réunion Flash), the LiveBox Pro for very small businesses.

The R&D Division uses its expertise in voice interactions, word, sound, image and multimedia technologies in the IP communications sector IP (VoIP, IPTV). For content and information services, R&D strengthens its expertise in the Search domain by focusing on aspects that differentiate an operator.

On access networks and core networks, developments are focused on higher speeds, the convergence of fixed-line and mobile networks, the unification of the network order with the preparation of the IMS, and the control of service quality.

The quality of France Telecom’s R&D was recognized in 2005, when it received the Best Innovator award, in the Innovation and Technology category, an award that recognizes the most innovative companies.

Globalization of R&D

In addition to its facilities in France, France Telecom had six research laboratories abroad at December 31, 2005 in order to take advantage of the local environment in which they are established.

The laboratory in San Francisco (USA), a unique region because of the concentration of high tech skills and capital, focuses on key areas such as: mobile technologies, broadband, emerging routing technologies, identity and messaging services and web services. The Boston Laboratory located next to MIT on the East coast produces multimedia service prototypes based on the concepts of multi-modality and multipublication. The London laboratory (United Kingdom) is developing its expertise on the convergence of fixed line and mobile technology at the heart of the network. The lab in Tokyo (Japan) tracks major developments in usages and technologies in Japan and Korea in broadband and mobile Internet and identifies opportunities for technology transfers. The Beijing laboratory relies on the dynamic Chinese telecommunications market and on this breeding ground for local talent to meet the needs of the business segments in areas like terminals and open source software applications.

Lastly, the TP R&D center in Warsaw has a dual mission: to meet all needs of the integrated operator TP, as well as the Group’s needs in information systems, optical access and information processing.

Partnerships

The teams of the R&D Division contribute to the Group’s strategic partnerships and develops partnerships with manufacturers like Fujitsu based on Grid Computing or with Hitachi, Alcatel and Solace among others. In addition, partnerships in China are enabling the R&D Division to anticipate changes in terminals.

Relations with universities

In 2005, the R&D division employed 305 doctoral and post-doctoral students on all its sites, which is double the number in 2003. More than 100 new theses were started in 2005. Upon completing their doctoral degrees, nearly one third of the students coming out of FT R&D are recruited under permanent contracts within group teams, primarily in R&D. The partnership agreements with universities and academic institutes have been substantially expanded. In this area, the Group finalized a master agreement with the French CNRS, which completes the large number of agreements signed in previous years (with the INRIA, Supélec, Ecole Normale Supérieure, etc.)

Collaborative research

France Telecom partners in R&D programs in France (RNRT, RNTL, RNTS) and Europe (IST, EUREKA, EURESCOM), but also in China and the USA.

France Telecom’s partners contribute expertise that enhances the scope of the research projects; additional financing from governments and the European Commission also supplement the R&D Division’s own financing.

In France, France Telecom also participates in the competition complexes aimed to developing synergies around innovative projects, the Group is involved in 7 complexes, including 5 international or globally oriented centers.

Patents and Licensing

France Telecom has continued to place greater emphasis on intellectual property. The number of new patent filings has continued to rise: The France Telecom group filed 530 patents in 2005 (454 in 2004 and 415 in 2003), an increase of 17% over the previous year (9% between 2003 and 2004). These patents originated primarily within the R&D Division of France Telecom SA (466 of the 530 net patents filed in 2005) and from certain subsidiaries or Divisions of the Group.

At the end of 2005, the France Telecom Group had a portfolio of 7,794 patents (issued or filed) compared with 6,965 patents at the end of 2004. France Telecom also registers software: 365 filings with the Program Protection Agency in 2005 for France Telecom S.A., up from 320 in 2004 and 292 in 2003.

As part of a policy to license R&D results, some of these patents are licensed through programs such as the program for Turbocodes, which apply to the 3G mobile networks, or through “patent pools” for patents that correspond to standards (MP3, MPEG, DVB etc). The Group also creates value for software, such as the e-conf software for videoconferencing on PC or the mobile network engineering tools.

The portfolio of patents helps to protect the innovations made in the services or product offerings marketed by the divisions of the Group.

Management of technological shareholdings

GPT (management of technological shareholdings) consolidates within the R&D division venture capital companies (FTTI, Technocom and Innovacom3), management companies (Innovacom Gestion and GIE Innovacom) in which France Telecom participates, and the holding company France Telecom Capital Développement.

This last company (FTCD), a wholly owned subsidiary of France Telecom, holds three types of funds:

-	Corporate funds, such as FTTI, which was set up to create value for France Telecom’s intellectual property in exchange for stakes in tech start-ups;

-	funds under management open to third parties (Technocom, Innovacom 3,4 and 5). Innovacom Gestion, approved by the French Stock Exchange Regulatory Authority (Autorité des Marchés Financiers) in 2000, manages the portfolio on behalf of third parties;

-	external funds (US, Canada, Japan), managed by third parties, in which FTCD has acquired a stake.

4.12 SEASONALITY

In general, France Telecom’s business operations are not affected by any major seasonal variations. However, the revenues generated from fixed line telephony in the third quarter (ended September 30) is generally lower than in the other quarters, due to the fall in telephone traffic over the summer months.

Furthermore, in the Personal Communication Services markets, the number of new mobile customers for telecommunications services is generally higher in the second half of the calendar year than in the first half, primarily because of the increase in sales during the Christmas season. Consequently, revenues generated from the sale of equipment and packages, as well as the costs incurred in ordering equipment for customers and sales commissions, are higher in the second half of the calendar year than in the first half.

4.13 ENVIRONMENTAL POLICY

4.13.1 GENERAL ENVIRONMENTAL POLICY

France Telecom’s environmental policy is based on a continuing improvement program designed, first, to reduce the impacts of its activities, products and services on the natural environment and, second, to contribute to the development of telecommunications solutions that promote a sustainable development approach by society, municipalities, industry, commerce and services.

This policy is backed by the 1996 signature of the Environmental Charter, which was extended in 2004 with the signature of the Sustainable Development Charter of the European Telecommunication Network Operators (ETNO), as well as by France Telecom’s signature in 2000 of the Global Compact.

In addition, France Telecom participates in the work of the Global e-Sustainability Initiative (GeSi) group which brings together telecommunications operators and manufacturers, under the sponsorship of the United Nations Program for the Environment (UNPE), to promote information and communication technologies in the service of sustainable development.

4.13.2 ENVIRONMENTAL RISK ANALYSIS APPROACH

The France Telecom group believes that its operations as a telecommunications operator present no major risks for the environment. In fact, these activities use no production process that seriously impacts rare or non-renewable resources, natural resources (air, water) or biodiversity. See section 3.3.1 “Risks related to France Telecom” and section 3.3.2 “Risks related to the telecommunication sector”.

However, the France Telecom group does use certain facilities, products or substances that may present environmental risks (although minor), some of which are governed by specific regulations. First are the Installations Classified for the Protection of the Environment (ICPE) in France, and the production and elimination of wastes for all the countries in which the France Telecom group operates.

These risks are continually analyzed in detail by the France Telecom group and have led to the adoption of preventive and action programs.

For legionnaires’ disease in France, no case of contamination exceeding the standard was found in 2005 on the 110 air-coolant towers of France Telecom S.A., located on 46 sites, and in only one case was the regulatory threshold exceeded.

The principal risks of the operations and the evaluation programs and preventive measures adopted by France Telecom for each of these risks are described below.

■	Facilities Classified for the Protection of the Environment (ICPE)

This law requires that the operator either obtains an operating permit from the government or that it files a prior declaration with the authorities.

The identification completed in 2005, based on the nomenclature modified in December 2004, identified 2,390 ICPE subject to declaration and 17 that require authorization from the prefecture. Applications for all ICPEs have been filed with the prefecture and a maintenance program has been launched.

■	Use of substances or products presenting risks for the environment

Certain installations use regulated products or substances. This is the case for Chlorofluorocarbons (CFCs) or other refrigerant fluids contained in air conditioning systems.

The elimination of halon used in fire sprinkling systems was achieved at the end of 2003 as required by the regulations in France.

Certain electrical transformers also contain polychlorinated biphenyls (PCBs) which are being progressively eliminated and will be completed in 2010 as required by current legislation in France.

■	Waste treatment and disposal of waste

The operations of the France Telecom group generate wastes, and the recycling procedures are closely monitored: electrical and electronic equipment wastes, batteries, cables and poles of treated wood.

France Telecom has begun to set up a specific program in France to ensure that the procedures to collect and recycle electrical and electronic equipment after use comply with the provisions of the European directive on Electrical and Electronic Equipment Waste, which was transposed into French law in July 2005.

■	Energy

France Telecom’s activities require the use of thermal facilities such as furnaces and generators, which emit CO2 and greenhouse gases. In France, the identification of total energy consumption (electricity and fuels) initiated in 2002 and 2003 was completed in 2005. After consolidating management tools in 2004, a savings program was started in 2005. In addition to complying with regulatory requirements for this type of installation, France Telecom S.A. intends to use this program to limit the production of greenhouse gases. However, as France Telecom S.A. has no site eligible for the emission quota trading system, it is not currently participating directly in emissions quota trading developed in Europe pursuant to the Kyoto agreement.

■	Classified and protected sites

Telephone poles and aerial lines have an impact on landscapes. France Telecom S.A. is participating in the work necessary to bury telephone lines as required by current legislation on classified and protected sites in France, in coordination with the national and local authorities responsible for natural and cultural heritage.

■	Biodiversity

Hollow metal poles present a danger for certain types of birds and cave-dwelling animals, which can be trapped inside. Some of the guards that have been installed over the years at the top of these poles have come off, for example during bad weather. In France, France Telecom S.A. has decided to include in its maintenance inspections, which are performed on a six-year cycle, a systematic verification that these guards are still in place. This will ensure that all metal poles have been inspected and that missing guards have been replaced.

■	Electromagnetic fields

The wireless base stations in France and the United Kingdom comply with the standards of the International Commission on Non-Ionising Radiation Protection (ICNIRP) and, for France, with Decree 2002-775 of May 3, 2002. In the United Kingdom, the sites were audited by the public authorities, and the highest emissions value was 522 times lower than the ICNIRP limit, with most of the sites presenting average values of 10,000 to 100,000 times lower than this limit. See section 3.3.2 “Risks related to the telecommunications sector”.

4.13.3 ENVIRONMENTAL MANAGEMENT SYSTEM (EMS)

To ensure control of environmental management and the development of the action program described above, an Environmental Management System (EMS), which complies with international standards (such as ISO 14001) has been established within pilot regional units and is being progressively expanded to other regional units. This program will be completed for France at the end of 2006.

The deployment of this Environmental Management System will continue progressively in the other entities of the Group (including international) until the end of 2008.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following sections of this Item 5, Operating and Financial Review and Prospects, present, (i) an overview of the France Telecom group, (ii) an analysis of the Group’s income statement and capital expenditures, (iii) an analysis of the Group’s operating income and capital expenditures on tangible and intangible assets by business segment, (iv) an analysis of the Group’s cash flows, capital resources and financial debt, (v) a presentation of the Group’s off-balance sheet commitments and contractual obligations, (vi) critical accounting policies and estimates under International Financial Reporting Standards as adopted in the European Union, (vii) certain additional information, including events subsequent to period-end and inflation, (viii) information relating to U.S. Generally Accepted Accounting Principles (U.S. GAAP), (ix) non-GAAP financial measures, and (x) a glossary of financial terms. There are no differences between International Financial Reporting Standards as adopted in the European Union (IFRS) and International Financial Standards as published by the IASB, as applied by France Telecom.

The U.S. Securities and Exchange Commission (“SEC”) has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under International Financial Reporting Standards to file two years rather than three years of statements of earnings, changes in equity and cash flows prepared in accordance with International Financial Reporting Standards. Fiscal 2005 is France Telecom’s first year of reporting under IFRS. This annual report on Form 20-F has been prepared in accordance with the SEC accommodation.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated information from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions.

Detailed disclosure on the mandatory exceptions applicable to France Telecom and the optional exemptions taken are provided within Note 37 to the consolidated financial statements.

This section contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 27E of the U.S. Securities Exchange Act of 1934). Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success and market acceptance of operating and financial initiatives as well as business and strategic initiatives based on the integrated operator business model, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors (see section 3.3 “Risk factors” and the “Cautionary Statement Regarding Forward-Looking Statements”).

5.1 OVERVIEW

The subsequent sections of this Section 5.1 “Overview”, present, (i) general information relating to the France Telecom group, (ii) the principal operating data and the key data on net income and net financial debt for the Group for the period presented, (iii) a discussion of the results of the Ambition FT 2005 plan, and (iv) a discussion of anticipated trends.

5.1.1 GENERAL INFORMATION

5.1.1.1 Development of the Group

The France Telecom group, with its main subsidiaries Orange, Amena (the Spanish mobile operator acquired in November 2005), TP Group (Polish telecommunications operator TP S.A. and its subsidiaries), Equant, and PagesJaunes Group offers its private customers, businesses, and other telecommunications operators a wide range of services covering fixed and mobile communications, data transmission, Internet and multimedia as well as other value-added services. France Telecom presently serves 145 million customers worldwide.

In recent years, demand in the European telecommunications market has grown rapidly under the combined impact of several factors: the globalization of trade, the growing integration of the European markets, the rapid growth in mobile telephony, the arrival and growth of the Internet and the development of data exchanges.

Against this backdrop and within a context of growing competition, during the period from 1999 to 2002, France Telecom pursued a strategy of developing new services and accelerated its international growth via acquisitions with the objective of very rapidly reaching critical mass across Europe in high-growth markets, particularly the mobile and Internet markets. These strategic investments for the most part could not be financed by shares, causing a significant increase in the debt of the Group.

The launch of the “Ambition FT 2005” plan at the end of 2002, the success of the elements of this program for refinancing of the Group’s debt and strengthening of its equity, and the positive results of the “TOP” operational improvement program (see section 5.1.3.2 “Results of the TOP operational improvements program”) lessened the financial burden and allowed a sharp reduction of the Group’s financial debt. This means the Group can now devote itself fully to developing its strategy as an integrated global operator by anticipating changes in the telecommunications industry.

The telecommunications market is in the midst of an upheaval. Customers can now access a wide variety of communications tools that have led to a surge in uses, but the services offered to them remain fragmented. Indeed the world of telecommunications is still organized into separate networks and services (fixed, mobile, and Internet). The goal of a global operator like France Telecom is to put the concerns of the customer at the heart of its services in order to offer an integrated communications universe independent of the handset or network that he uses. The vision of France Telecom, an integrated operator, is based on the convergence of the fixed, mobile, and Internet networks.

France Telecom has a full portfolio of businesses (fixed, mobile, and Internet) focused on all customer segments (consumers, small and medium-sized businesses, and multinational corporations) and uses (personal, home, and business) in most contexts (home, office, travel, and mobile). With these assets, it believes it is in the best position to meet customer needs and to develop an integrated communications offer.

This integrated operator strategy became a reality at the end of 2003 with:

-	the acquisition of the minority interests of Orange S.A., Wanadoo S.A., Equant, Orange Romania and Orange Slovakia, and the consolidation of Wanadoo S.A. within France Telecom S.A.;

-	the launch, on June 29, 2005 of the Group’s plan for 2006 – 2008. The “NExT” (New Experience in Telecommunications) program is a program for a transformation over three years that will enable the Group’s customers to access a universe of enhanced and simplified services and will allow the Group to pursue its transformation as an integrated operator with a new profitable growth model. The “NExT” program is aimed at making France Telecom the leading operator for new telecommunications services in Europe (see section 5.1.4.1. “The NExT program (New Experience in Telecommunications”).

The implementation of NExT, launched during the second half of 2005, has resulted in:

-	growth in the broadband customer base, with firstly over one million customers with mobile broadband packages in France, with the EDGE and UMTS technologies, with a six month lead over the provisional planning schedule at year-end 2005 and, secondly, the rank of leading European operator in number of ADSL lines;

-	the launch of convergent offers and the enhancement of existing offers for consumers and businesses;

-	and the installation of the principal levers for the transformation: the creation of an interdepartmental strategic marketing team and the launch of the training and skills development program for Group employees: ACT (Anticipation and Skills for the Transformation);

-	adaptation of the Group’s organizational structure to reflect the integrated operator strategy;

-

the acquisition of nearly 80% of the Spanish mobile operator Amena for 6.4 billion euros in cash. This transaction strengthened the image of the France Telecom group as an integrated operator in Europe, which is now in a position to launch convergent offers based on fixed-line and wireless broadband in an additional key European market. This acquisition also gives the Group a balanced profile of assets in Europe: now, there is no need for an additional major acquisition in Europe to deploy the “NExT” program. In 2006 France Telecom plans to merge Auna, Retevision Movil S.A. and France Telecom España (which holds the Group’s fixed and Internet activities in Spain under the Wanadoo brand). Amena has been fully consolidated since the date of purchase of the company on November 8, 2005 (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements);

-	and the steady introduction of new offers.

Finally, the shareholding structure of France Telecom changed significantly in 2005. After selling a direct and indirect 10.9% equity stake in France Telecom S.A. on September 7, 2004, the French government sold a further 6.2% direct and indirect stake in France Telecom S.A. on June 9, 2005. This sale was carried out via a private placement with qualified investors in France and institutional investors outside France, and was followed by an offering reserved for employees, pursuant to the laws governing privatization. The settlement and delivery of the shares offered by the French State to the employees took place on November 7, 2005. Finally, a capital increase was completed to finance part of the acquisition of nearly 80% of Amena, for which settlement and delivery took place on September 26, 2005. As a result of all these transactions, as at December 31, 2005, the French State held 32.45% of France Telecom S.A., directly and indirectly through ERAP, a state-owned industrial and commercial establishment, compared with its interest of 42.24% at December 31, 2004 (see Note 30 to the consolidated financial statements).

5.1.1.2 Transition to IFRS (International Financial Reporting Standards)

Commencing in 2005, the France Telecom group is presenting its consolidated financial statements in accordance with IFRS (International Financial Reporting Standards). As a result, comments in this annual report on Form 20-F are made on the basis of the consolidated financial statements under IFRS with comparative figures for 2004 prepared under the same standards (see Notes 1 and 2 to the consolidated financial statements).

5.1.1.3 Principal results for 2005

■	6.2% growth in revenues on an historical basis and 2.5% on a comparable basis over 2004, to 49 billion euros

¡	Significant success in 2005 in a rapidly changing market

Accelerating technological changes, competitive pressure and the regulatory environment led the Group’s revenues to grow 2.5% on a comparable basis (see definition in section 5.10 “Financial glossary” and section 5.1.2.1.2 “Data on a comparable basis”) over 2004, to 49 billion euros in 2005.

¡	Sharp increase in the Group’s fixed-line and wireless broadband customer base

Against this backdrop, France Telecom recorded an excellent commercial performance in 2005 and, within the framework of NExT (see section 5.1.4.1 “The NExT program (New Experience in Telecommunications)”) built a sound foundation for continued growth, based especially on:

-	a sharp increase of 34.5% in the wireless customer base on an historical basis, with 84.3 million customers at December 31, 2005, compared with 62.7 million customers at December 31, 2004;

-	the strong momentum in wireless broadband, with more than 1.5 million customers for the Group at December 31, 2005, up from 24,000 at December 31, 2004;

-	the success of broadband Internet with 1.8 million Liveboxes distributed by the Group at December 31, compared with 253,000 at December 31, 2004;

-	France Telecom’s share in the fast-growing Voice over IP market, with 830,000 customers in France at December 31, 2005.

¡	Launch of the first convergent offers and first tangible successes from the NExT program

At December 31, 2005, the results of the “NExT” program included:

-	deployment of MaLigne TV, with 200,000 customers in France at December 31, 2005, nearly three times the number at December 31, 2004 (69,000);

-	launch of convergent offers (Family Talk, Business Talk, Mobile & Connected);

-	development of innovative content offers and VoD “Video on Demand” (4.5 million requests in December 2005 in France for Orange, Wanadoo and MaLigne TV) and partnership with Warner Music.

■	Strong operational performance in 2005, with net income almost doubling over the 2004 figure

The principal results for 2005 were:

-	gross operating margin (hereinafter GOM, see definition in section 5.10 “Financial glossary”) of 18.4 billion euros in 2005, up 2.8% on an historical basis (0.8% on a comparable basis) over 2004;

-	a ratio of GOM to revenues of 37.6% in 2005 compared with 38.2% in 2004 on a comparable basis (38.8% on an historical basis), primarily reflecting major investments to win and retain customers;

-	operating income of 11.3 billion euros in 2005, up 21.2% over 2004 on a historical basis;

-	a ratio of investments in tangible and tangible assets excluding GSM and UMTS licenses and excluding finance leases (referred to hereinafter as investments in tangible and intangible assets excluding licenses, or CAPEX, see definition in section 5.10 “Financial glossary”, section 5.9 “Use of non-GAAP financial measures” and Note 3 to the consolidated financial statements), to revenues of 12.3% in 2005, compared with 11.3% in 2004 on a comparable basis (11.1% on an historical basis);

-	net income attributable to the shareholders of France Telecom S.A. nearly doubled to 5.7 billion euros, up from 3.0 billion euros in 2004;

-	net cash provided by operating activities reached 13.4 billion euros and net cash used in investing activities amounted 11.7 billions euros;

-	generation of 7.5 billion euros in organic cash flow (see definition in section 5.10 “Financial glossary” and section 5.9 “Use of non-GAAP financial measures”). France Telecom uses organic cash flow as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see definition in section 5.10 “Financial glossary”) and excluding income from the sale of investment securities and businesses (net of cash transferred);

-	a ratio of net financial debt (see definition in section 5.10 “Financial glossary”) to GOM of 2.48 (on the basis of a restated GOM including the GOM from the Spanish mobile operator Amena over 12 months in 2005, see section 5.9 “Use of non-GAAP financial measures”), which is lower than the 2.50 target set by the Group under the “TOP” program, and net financial debt of 47.846 billion euros at December 31, 2005.

5.1.1.4 New business segments

France Telecom decided to adapt its organization in order to better respond to the new needs of its customers and to fully integrate technological developments for the expansion and marketing of its communications services.

Thus, France Telecom has defined the following four business segments effective as from January 1, 2005:

-	“Personal Communication Services” (referred to hereinafter as PCS) covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the World. This segment includes the entire Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group (with its subsidiary PTK Centertel) and that of other international companies in the Group;

-	“Home Communication Services” (referred to hereinafter as HCS) covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution activities and from the support functions provided to other segments of the France Telecom group. This item corresponds to the activities previously included in the segment “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (other than services to businesses in France) and in the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group;

-	“Enterprise Communication Services” (referred to hereinafter as ECS) covering corporate communications services in France and worldwide services to enterprises. This segment covers the services to enterprises in France previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant);

-	“Directories” corresponding to the activities of the PagesJaunes Group previously included in the subsidiary Wanadoo.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s GOM.

Segment results correspond to operating income, excluding gains and losses on disposals of assets and the share of the profits or losses of associates not directly related to the segment concerned.

Data relating to the business segments in the following sections is assumed to be stated prior to elimination of inter-segment transactions, unless stated otherwise. In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

The following table shows the revenues of the France Telecom group by business segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Year ended December 31		Changes
Revenues	2005	2004 historical basis	05/04 historical basis
Personal Communication Services (PCS)	23,535	20,564	14.4%
Home Communication Services (HCS)	22,534	22,440	0.4%
Enterprise Communication Services (ECS)	7,785	8,235	(5.5)%
Directories	1,061	978	8.5%
Eliminations	(5,877)	(6,059)	3.0%
Total Group	49,038	46,158	6.2%

In a transition phase marked by the accelerated transformation of the Group, a temporary slowdown in growth, and a more intense competitive context, the ratio of GOM to revenues declined 1.2 point on an historical basis, from 38.8% in 2004 to 37.6% in 2005.

5.1.1.5 Principal regulatory and rate changes

The environment in which the France Telecom group operates, both in France and the other countries of the European Union, continues to be strongly affected by the application of sector-specific regulations. In particular, the rates charged by France Telecom for some of its services are set or set or affected by the decisions of the National Regulatory Authorities (NRA). This section describes a number of decisions made in 2005 by those authorities or by France Telecom pursuant to its regulatory obligations, which could have a significant impact on its results. In addition to the major regulatory and rate changes described in this section of the annual report on Form 20-F, the regulatory context is described in section 4.7 “Regulations”.

For information regarding risks related to the telecommunications sector, see section 3.3.2 “Risks related to the telecommunications sector”.

5.1.1.5.1 Principal regulatory changes

In the European Union, the national laws adopted for the application of European Union directives stipulate that the NRA must establish a list of relevant markets for which they conduct market analyses. At the end of those analyses, the NRA’s may impose on operators that exert a significant influence on the markets a series of obligations for wholesale and retail services, including, in some cases, controls on France Telecom tariffs. The principal changes in this area are described below.

■	Wireless call termination market in France

In its decisions of December 9, 2004, following its analysis of the wireless call termination market, the Autorité de Régulation des Télécommunications (ART, which became the Autorité de Régulation des Postes et Communications Eléctroniques – ARCEP on May 21, 2005) designated Orange France, SFR and Bouygues Télécom in mainland France as having market power over their own mobile network and imposed the following obligations on the companies as of January 1, 2005 to:

-	withdraw from the “Bill & Keep” arrangement, under which the wireless operators did not invoice their call terminations to each other;

-	publish an interconnection and access reference offer for voice call termination;

-	meet an obligation for accounting separation and an obligation to account for the costs of access and interconnection services for voice call termination;

-	and comply with a rate framework for voice call termination from 2005 to 2007: for Orange France and SFR, 12.5 euro cents excluding tax in 2005 and 9.5 euro cents excluding tax in 2006; for Bouygues Télécom, 14.79 euro cents ex-tax in 2005 and 11.24 euro cents ex-tax in 2006. The rate framework for 2007 is to be defined at a later date by the ARCEP.

For the overseas French departments, the ARCEP, in its decisions of January 2005, designated all the overseas operators as powerful and imposed call termination rate cuts on Orange Caraïbe and SRR of -49% over the three years from 2005 to 2007.

■	Wholesale wireless network termination market in the United Kingdom

In its analysis of the fixed-to-mobile call termination rates, Office of Communications (Ofcom) published its final conclusions on June 1, 2004. Ofcom concluded that all the wireless operators in the United Kingdom have a significant position in the market for calls terminating on their respective networks.

As a result, Ofcom imposed price controls on terminations for 2G “voice” calls. Orange United Kingdom and T-Mobile were asked to ensure that their termination rates did not exceed 6.31 pence per minute during the period from September 1, 2004 to March 31, 2006. Vodafone and O2 were required not to exceed a termination rate set at 5.63 pence per minute. In June 2005, Ofcom proposed maintaining the existing price controls without change until March 31, 2007, on the basis of a revised Long Run Incremental Costs (LRIC) model.

■	Wholesale SMS termination market in France

In January 2006, the ARCEP also published a draft decision on a new relevant market, the SMS termination market. Based on this draft, each wireless operator would have a series of obligations, particularly rate control. The ARCEP is proposing to set an initial cap of about 2.5 euro cents per SMS, as soon as the decisions relating to its market analysis take effect. After taking into consideration the observations of the Competition Council, the ARCEP must submit the draft to the European Commission, which will have a veto right as this market was not identified by it.

■	Telephone enquiries in France

In an order of June 25, 2004, the Council of State ruled that maintaining the “12” numbering could restrict the exercise of fair competition. Noting this order, the ARCEP adopted three decisions on January 27, 2005 dedicating the number segment 118 XYZ to voice information services that would allow obtaining the name and location of a user on national territory, and defining the terms and conditions for the commercial closure of the access to information services previously provided via the old number format (12 and 712 respectively for France Telecom and Orange).

The new numbers from the 118 XYZ segment were awarded on June 14, 2005 by random drawing limited to 10 resources for a single group. The numbers allocated to France Telecom are 118 710 (voice recognition), 118 711 (universal information service), 118 712 (value-added service), and 118 810 (business service).

Services under the new 118 XYZ numbering formats took effect on November 2, 2005. The 12 and 712 will continue their activity until April 3, 2006 at the latest, the date commercial service must end. In addition, on November 3, 2005 PagesJaunes Group launched its own telephone enquiry number, 118 008, throughout France. This offering enhances the service portfolio of PagesJaunes Group.

■	Financing universal service in France

Pursuant to Article L. 35-3 of the Postal and Electronic Communications Code (CPCE), universal service continues to be financed by the universal service fund. A payment to the operator subject to universal service obligations is due once its net costs for its universal service obligations represent an excessive charge. The net costs chargeable to universal service obligations are valued on the basis of an accounting system kept by the operators responsible for these obligations and audited by an independent agency on behalf of the ARCEP.

This financing of universal service is set by the ARCEP. Every year, a decision specifies the net cost of the universal service obligations, as well as the contribution from each operator to the universal service fund. Thus, in its decision 05-0917 of October 28, 2005 the ARCEP determined that the definitive net cost for 2004 was 33.283 million euros.

5.1.1.5.2 Principal rate changes

In the bid tender for Universal Service launched by the State in November 2004, France Telecom presented a global proposal on January 10, 2005 on which the ARCEP issued a favorable opinion, after which France Telecom made a decision on new rates in February 2005.

This proposal provided for the following over the period from 2005 – 2008:

-	a progressive increase of 23% in the subscription rate to bring it closer to the European average and finance the development of the service-to-all network, with the first stage raising the monthly rate from 13 euros including tax to 13.99 euros including tax in March 2005;

-	an immediate cut of 7% in the subsidized subscription;

-	and a cut of at least 26% in calling rates over the period from 2005 to 2008.

In response to the wishes expressed by the ARCEP and the French Government, France Telecom made additional commitments to contribute to the competitive development of the sector with new wholesale subscription and broadband service offers and measures designed to improve the competitiveness of unbundling, which included:

-	unbundling commissioning costs dropped from 78.7 euros excluding tax to 50 euros excluding tax for full unbundling and to 55 euros excluding tax for partial unbundling;

-	transmitting to ARCEP by September 2005 a wholesale subscription resale offering for implementation by the end of Q1 2006. France Telecom confirmed the release of its wholesale subscription offering on April 1, 2006, as announced in September 2005.

-	publishing a wholesale offering for ADSL without subscription. On April 13, 2006, France Telecom published its ADSL Only offering (better known as naked DSL), incorporated in the wholesale ADSL access reference offer for third-party operators.

-	pursuant to the commitment made on January 10, 2005, a new reference offer on full unbundling was transmitted to the ARCEP and published on July 27, 2005, introducing a decrease of 1 euro excluding tax in the rate for total unbundling.

■	Rates for subscription and connection to the telephone network in France

On March 3, 2005, the price for the main subscription rose 7.6%, rising from 13 euros including tax to 13.99 euros including tax for individuals, while the social subscription dropped 7.28%, from 7 euros including tax to 6.49 euros including tax. The subscription for professional contracts remained unchanged at 13.10 euros excluding tax.

As of October 1, 2005, the general terms for the sale of telephone subscriptions were also modified. The minimum commitment period for opening a telephone line was reduced by half, dropping from 12 to 6 months. Greater flexibility was also introduced to allow a customer who wants to subscribe to a full unbundling offer to terminate his subscription without penalty during the minimum period.

The telephone line activation fees were raised from 46.12 euros including tax to 55 euros including tax on March 3, 2005, at the same time as the rate for the main subscription.

■	Reference rate grid (general rate) in France

¡	Local and national fixed-line call rates

On March 3, 2005, France Telecom completely restructured the rate grid for local and national calls, resulting in a drop in per-minute rates:

-	the per-minute rate for a local call dropped from 1.8 to 1.4 euro cents including tax in off-peak hours (a decline of 22.2%), and from 3.3 to 2.8 euro cents including tax in peak periods (a decline of 15.2%);

-	and the per-minute rate for national calls dropped from 6.1 to 5.3 euro cents including tax in off-peak hours (a decline of 13.1%), and from 9.1 to 7.8 euro cents including tax in peak periods (a decline of 14.3%).

Two new measures were taken along with these reductions in order to simplify rates:

-	the elimination of time credit, which was replaced by a connect charge of 7.8 euro cents including tax for a local call and 10.5 euro cents including tax for a national call;

-	and the elimination of neighboring zones, which are aligned on per-minute rates for local calls, representing a reduction of 45.9% in peak periods and 40% in off-peak periods.

Rate adjustments were also made on March 3, 2005 for both subscriptions and calls in the Overseas Departments (DOM).

¡	Fixed-to-mobile call rates

On January 17, 2005, as in previous years, telephone rates for calls from fixed lines to mobile phones applied by France Telecom continued to fall. From mainland France, the per-minute rates for fixed-line calls to mainland France mobile phones fell as follows:

-	to Orange and SFR, from 21 to 15.2 euro cents including tax in peak periods (a decline of 27.6%), and from 10 to 7.9 euro cents including tax in off-peak periods (a decline of 21%);

-	and to Bouygues Télécom, from 25 to 19.9 euro cents including tax in peak periods (a decline of 20.4%), and from 13 to 9.9 euro cents including tax in off-peak periods (a decline of 23.8%).

In addition the time credit was replaced by a connect charge of 17.9 euro cents including tax, whatever the mobile operator and the hour. Rates dropped for residential customers, for professionals and for businesses. Rates for calls to mobile phones in the Overseas Departments (DOM) also declined in May 2005.

On January 2, 2006, France Telecom again cut the telephone rates for French-fixed-to mobile calls (including the DOM) for all customers. Per-minute rates for fixed-line calls from mainland France to French mobile phones dropped, i.e.:

-	to Orange and SFR, from 15.2 to 10.9 euro cents including tax in peak periods (a decline of 28.2%), and from 7.9 to 6 euro cents including tax in off-peak periods (a cut of 24.1%);

-	and to Bouygues Télécom, from 19.9 to 14.6 euro cents including tax in peak periods (a decline of 26.6%), and from 9.9 to 7.9 euro cents including tax in off-peak periods (a decline of 20.2%).

The connect charge remained stable at 17.9 euro cents including tax. Rates were also reduced for fixed-line calls to mobile phones for mainland France-DOM, DOM-mainland France, intra-DOM, and inter-DOM calls. Professional and business customers of France Telecom received these cuts as of January 3, 2006.

The rates for fixed-to-mobile calls are also expected to drop in 2007. The new reduction will be decided by the ARCEP, which will set the amount in 2006.

5. 1.2 BUSINESS AND PROFITABILITY OF THE GROUP

5.1.2.1 Principal operating data

Revenues, the gross operating margin (hereinafter referred to as the GOM, see definition in section 5.10 “Financial glossary”), operating income, tangible and intangible investments excluding GSM and UMTS licenses and excluding finance leases (hereinafter referred to as CAPEX, see definition in section 5.10 “Financial glossary” and section 5.9 “Use of non-GAAP financial measures”), and the indicator of the gross operating margin less CAPEX (hereinafter referred to as GOM – CAPEX indicator, see definition in section 5.10 “Financial glossary” and section 5.9 “Use of non-GAAP financial measures”) are presented in the table below for 2004 and 2005.

Revenues, GOM, operating income, the GOM – CAPEX indicator, and the change in operating working capital requirements (see definition in section 5.10 “Financial glossary”) constitute the operating indicators that the Group uses to monitor operational performance and the performance of its divisions, and they serve as the basis for the performance evaluations of Group executive management and the managers of these divisions. In order to better evaluate the efforts of the operating divisions, the GOM – CAPEX indicator is calculated on the basis of tangible and intangible capital expenditures excluding capital expenditures in GMS and UMTS licenses and excluding finance leases.

For the years ending December 31, 2005 and 2004, the following table presents the main operating data for the France Telecom group (see Note 3 to the consolidated financial statements).

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
Revenues	49,038	47,841	46,158	2.5%	6.2%

GOM(2)	18,416	18,264	17,923	0.8%	2.8%
GOM / Revenues	37.6%	38.2%	38.8%

Operating income	11,284	–	9,312	–	21.2%
Operating income /Revenues	23.0%	–	20.2%

CAPEX(2)and(3)	6,045	5,384	5,134	12.3%	17.7%
CAPEX / Revenues	12.3%	11.3%	11.1%
UMTS / GSM licenses	97	7	7	ns	ns

GOM – CAPEX(2)and(3)	12,371	12,880	12,789	(4.0)%	(3.3)%

Average number of employees (full-time equivalent)(2)	196,452	204,191	203,780	(3.8)%	(3.6)%
(1)	See section 5.1.2.1.2 “Data on a comparable basis”. For the income statement, the data on a comparable basis are established up to the GOM. For the items between the GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.
(2)	See definition in section 5.10 “Financial glossary”.
(3)	See section 5.9 “Use of non-GAAP financial measures”.

5.1.2.1.1 Data on a historical basis

■	Net revenues

On an historical basis, consolidated revenues for France Telecom were 49,038 million euros in 2005, an increase of 6.2% over 2004. The growth in revenues on an historical basis reflects the strong growth in Personal Communication Services, which recorded higher revenues in all sub-segments, except in the United Kingdom, where revenues remained stable and, to a lesser extent, the growth in Home Communication Services and Directories. The growth in wireless telephony includes the impact of the withdrawal from the “Bill & Keep” mechanism at January 1, 2005 (see section 5.1.2.1.2 “Data on a comparable basis”), which contributed 846 million euros to the increase in revenues between 2004 and 2005. In addition, currency variations had a positive impact of 476 million euros on the Group’s revenues, primarily tied to the change in the Polish zloty between the two periods. Finally, changes in the scope of consolidation favorably impacted the change in Group revenues between 2004 and 2005 and totaled 376 million euros, based on the acquisition of the Spanish mobile operator Amena on November 8, 2005 (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements) and the full consolidation of Sonatel and its subsidiaries on July 1, 2005, which were partially offset by the disposals of Orange Denmark on October 11, 2004 and of France Telecom Câble (FTC) on March 31, 2005. On the other hand, the revenues of the France Telecom group were negatively affected by the decline in revenues from Enterprise Communication Services, primarily from Enterprise fixed-line telephony in France, which was marked by a downward trend in traffic and lower call prices.

■	Gross operating margin

On an historical basis, GOM totaled 18,416 million euros in 2005, an increase of 2.8% over 2004. With the transition to IFRS, the GOM now includes non-recurring income and expenses: in 2005, GOM includes a fine of 256 million euros levied by the Competition Council on Orange France, as well as a provision reversal of

199 million euros related to the Group’s activities in Lebanon (see Note 33 to the consolidated financial statements). The increase in GOM between 2004 and 2005 reflects the growth in mobile services in Rest of the World, Poland and Spain (because of the acquisition of the Spanish mobile operator Amena), but also from fixed-line operations in France and, to a lesser extent, Directories. Between 2004 and 2005, the increase in the Group’s GOM reflected both i) the positive impact of currency variations, which total 229 million euros, primarily because of the favorable change in the Polish zloty, and ii) the positive effect of consolidation and other changes, which had a total impact of 112 million euros between the two periods. These positive effects in 2005 were partially offset by a drop in the GOM of Enterprise Communication Services in France, primarily because of lower sales in this segment.

In a transition phase marked by the accelerated transformation of the Group, a temporary slowdown in growth, and a more intense competitive context, the ratio of GOM to revenues declined 1.2 point on an historical basis, from 38.8% in 2004 to 37.6% in 2005.

■	Operating income

On an historical basis, operating income rose 21.2% between 2004 and 2005 to 11,284 million euros in 2005, enhancing the operational performance of the GOM, primarily because of:

-	the significant decline in depreciation and amortization, with a positive impact of 956 million euros between 2004 and 2005. This reduction was driven by (i) the end of depreciation on a large number of tangible assets in the HCS France sub-segment, (ii) the substantial reduction in capital expenditures on tangible and intangible assets excluding licenses recorded before 2004 for the entire Group, (iii) the end of the amortization of several of the Group’s subscriber bases (Orange United Kingdom, TP S.A., Equant, OCH), (iv) the extension of the useful life of certain categories of non-current assets (see section 5.1.2.1.2 “Data on a comparable basis” and Note 2 to the consolidated financial statements), and (v) the impact of the impairment of Equant’s tangible and intangible assets recognized in 2004;

-	the substantial increase in gains (losses) on disposal of assets in 2005, which amounted to a 1,475 million euros gain, compared to a 922 million euros gain in first half 2004 (see Notes 4 and 8 to the consolidated financial statements).

In 2005, income from disposal of assets consisted of (i) income of 1,476 million euros from the sale of equity interests, primarily in PagesJaunes Group (a 386 million euros gain), Tower Participations SAS, the company holding TDF (a 377 million euros gain), MobilCom AG (a 265 million euros gain), the delivery of STMicroelectronics shares to redeem bonds with an exchange option for STMicroelectronics shares (a 162 million euros gain), the minority interests in Optimus, Novis and Clix, which were sold to their parent company Sonaecom in exchange for a 23.7% stake in that company (a 113 million euros gain), the externalization of the gain on the sale of Eutelsat in 2003 (a 74 million euros gain), Intelsat (a 51 million euros gain), the cable activities for 18 million euros and other sales of securities for 30 million euros, (ii) income on the sale of tangible and intangible assets of 43 million euros, and (iii) other items for a 44 million euros loss.

In 2004, the disposal of assets resulted in (i) income of 667 million euros from the sale of equity interests, including STMicroelectronics for 249 million euros, PagesJaunes Group for 199 million euros, Radianz for 73 million euros, the third and final tranche of the Pramindo Ikat securities for 57 million euros, Orange Denmark for 38 million euros, and other securities sales for 51 million euros, (ii) a positive dilution result of 51 million euros, (iii) income of 46 million euros from the sale of tangible and intangible assets, and (iv) other items for a total of 158 million euros, essentially related to the liquidation of companies, including 61 million euros for Telinvest;

-	the decline in the impairment on goodwill, which amounted to an expense of 11 million euros in 2005 compared with an expense of 534 million euros in 2004 (see Note 7 to the consolidated financial statements). In 2004, impairment on the Equant goodwill was recorded in the amount of 534 million euros. The reduction in revenues generated and the risks linked to the persistence of a difficult economic and competitive environment, as seen in first half 2004, led to a revision of the outlook for the company;

-

and a reduction in the expense for share-based compensation, which was a charge of 178 million euros in 2005 compared with a charge of 399 million euros in 2004 (see Note 27 to the consolidated financial statements). In 2005, the expenses for share-based compensation included (i) an offering from the State reserved for employees for 120 million euros (in 2004, the share-based compensation expenses included two employee offers for 263 million euros, including one State offering of 247 million euros), and (ii) expenses resulting from the valuation of stock options and the valuation of bonus share allotments of shares of France Telecom or subsidiaries granted to Group employees at a cost of 58 million euros (versus a cost of 136 million euros in 2004).

These items entirely offset the unfavorable impact of the following:

-	the increase in the impairment of non-current assets, which totaled an expense of 568 million euros in 2005 compared with an expense of 179 million euros in 2004 (see Note 7 to the consolidated financial statements). In 2005, the impairment on non-current assets included primarily a depreciation of 345 million euros on the Amena brand and a depreciation of 191 million euros on the Equant brand following the decision to replace them with the Orange brand as part of the “NExT” program (see section 5.1.4.1. “The NExT (New Experience in Telecommunications) program”. In 2004, a depreciation on the Equant tangible and intangible assets in the amount of 184 million euros was booked because of the deterioration in the second half of 2004 in the short and medium-term outlook for Equant from the first half of 2004;

-	the increase in restructuring costs, which totaled a cost of 454 million euros in 2005 compared with a cost of 181 million euros in 2004 (see Note 9 to the consolidated financial statements). In 2005, the restructuring cost included (i) a charge of 182 million euros related to the early retirement plan and contributions in the amount of 83 million euros to the Works Council for the retirement plan, (ii) restructuring plans expense for 137 million euros (compared with a charge of 156 million euros in 2004), including 60 million euros for Equant and 15 million euros for Côte d’Ivoire Télécom, and (iii) the public service secondment costs for 52 million euros (up from a cost of 25 million euros in 2004);

-	and the increase in employee profit-sharing, which totaled a cost of 382 million euros in 2005, compared with an expense of 280 million euros in 2004, primarily coming from France Telecom S.A.

The 1,972 million euro increase in operating income between 2004 and 2005 reflects the improvement in the GOM coupled with the combined impact of a drop in depreciation and amortization, an increase in income from asset disposals and a reduction in impairment of goodwill between the two periods, and was partially offset by the increase in the impairment of non-current assets and the cost of restructurings. Finally, the ratio of operating income to revenues rose 2.8 points to 23.0% in 2005 compared with 20.2% in 2004.

■	Change in GOM – CAPEX indicator

On an historical basis, the increase of 17.7% in capital expenditures on tangible and intangible assets excluding licenses (an increase of 911 million euros) combined with a 2.8% increase in GOM (an increase of 493 million euros) resulted in a 3.3% decline in the GOM – CAPEX indicator between 2004 and 2005 to equal 12,371 million euros in 2005.

5.1.2.1.2 Data on a comparable basis

To allow investors to track the annual change in the Group’s businesses, data on a comparable basis are presented. The transition from historical data to data on a comparable basis consists of retaining the results for the year ended and restating the previous year in order to present, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. France Telecom provides the details of the impacts of changes in method, scope of consolidation and exchange rates on its key operational indicators, thus allowing the effects of the underlying business activity itself to be identified. The method used is to apply to the data for 2004 the methods and the scope of consolidation for 2005 as well as the average currency rates used for the income statement for 2005. The data on a comparable basis are not intended to replace the historical data for the year ended or previous periods.

The following table shows, for 2004, the transition from historical data to data on a comparable basis for the principal operating indicators of the France Telecom group.

(millions of euros)	Transition from historical data to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees

Data on historical basis at December 31, 2004	46,158	17,923	(7,990)	5,134	12,789	203,780

Amena	496	116	(65)	119	(3)	368
Full consolidation of Senegalese subsidiaries(1)	115	72	(18)	36	36	448
International subsidiaries of PCS Rest of world and HCS Rest of World	31	14	(3)	4	10	168
Directory subsidiaries	23	6	(1)	–	6	231
Other	23	7	(3)	32	(25)	501
Total Newly consolidated companies	688	215	(90)	191	24	1,716
Orange Denmark	(194)	(28)	57	(12)	(16)	(543)
France Telecom Câble (FTC)	(101)	(26)	18	(18)	(8)	(493)
Other	(17)	1	1	(4)	5	(269)
Total Companies no longer consolidated	(312)	(53)	76	(34)	(19)	(1,305)
Total Changes in scope of consolidation	376	162	(14)	157	5	411

Bill & Keep(2)	846	(43)	–	–	(43)	–
Review of useful life of non-current assets(3)	–	–	290	–	–	–
Other	(15)	(7)	–	4	(11)	–
Total Other changes	831	(50)	290	4	(54)	–

Exchange rate fluctuations(4)	476	229	(135)	89	140	–

Data on comparable basis at December 31, 2004	47,841	18,264	(7,849)	5,384	12,880	204,191
(1)	Impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005, effective July 1, 2004 in the data on a comparable basis (see paragraph below).
(2)	Impact of the end of the “Bill & Keep” arrangement as of January 1, 2005, effective on January 1, 2004 in the comparable data (see paragraph below).
(3)	Impact of the review of useful life of non-current assets carried out in conjunction with the preparation of the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS (see paragraph below).
(4)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

■	Changes in scope of consolidation and other changes

¡	Changes in scope of consolidation

The main changes in the scope of consolidation included in the transition from the historical data to the data on a comparable basis are as follows:

-	first, newly consolidated companies with:

-	the acquisition of the Spanish mobile operator Amena on November 8, 2005 (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), effective November 1, 2004 in the data on a comparable basis;

-	the full consolidation of Sonatel and its subsidiaries on July 1, 2005, effective July 1, 2004 in the data on a comparable basis. Pursuant to the amendment to the shareholders’ agreement with the government of Senegal, Sonatel is fully consolidated as of July 1, 2005. Before that date, France Telecom’s stake in Sonatel was proportionately consolidated (see Notes 4 and 36 to the consolidated financial statements). Sonatel (HCS Rest of World sub-segment) Sonatel Mobiles and Ikatel (PCS Rest of World sub-segment) are fully consolidated;

-

the inclusion within the scope of consolidation of the controlled or significantly influenced entities of the international subsidiaries Wanadoo Jordan, Télécom Vanuatu Ltd (HCS Rest of World sub-segment) and Getesa (PCS Rest of World sub-segment) on January 1, 2005, effective January 1, 2004 in the data on a comparable basis, and of the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd (HCS Rest of World sub-segment) on November 1, 2005, effective November 1, 2004 in the data on a comparable basis; the consolidation of the entities controlled or significantly influenced is the result of the application of IFRS;

-	and the inclusion in the scope of consolidation of the controlled or significantly influenced entities of several subsidiaries within the Directories segment, with the additions of Eurodirectory, Kompass Belgique, Editus Luxembourg and Edicom on January 1, 2005, effective on January 1, 2004 in the data on a comparable basis, as well as the acquisition of e-sama on February 1, 2005, effective February 1, 2004 in the data on a comparable basis; the consolidation of the entities controlled or significantly influenced is the result of the application of IFRS.

-	and second, withdrawals from the scope of consolidation with:

-	the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

-	the sale of France Telecom Cable (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis.

¡	Other changes

The main other changes included in the transition from data on a historical basis to data on a comparable basis are as follows:

-	termination of the “Bill & Keep” arrangement as of January 1, 2005, effective January 1, 2004 on a comparable basis. In 2004, as in preceding years, billing between mobile operators in France was governed by the “Bill & Keep” arrangement. “Bill & Keep” was the method under which the mobile operator billed the caller for the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal of the other operator’s mobile network. The “Bill & Keep” arrangement was terminated on January 1, 2005; this was reflected in 2005 by an increase in revenues and by a an amount of service fees and interoperator costs slightly higher than revenues;

-	and the review of useful life of non-current assets. In connection with the preparation of the Group’s consolidated financial statements for the year ended December 31, 2005 in accordance with IFRS, a Group-wide project to review useful life of non-current assets was completed. In 2005, the main impacts of this review conducted in the Group companies were an extension of the useful life of certain categories of non-current assets and a reduction in depreciation and amortization (see Note 2 to the consolidated financial statements).

■	Exchange rate fluctuations

The following shows the exchange rate fluctuations for 2004 included in the transition from historical data to data on a comparable basis for the France Telecom group.

(millions of euros)	Transition from historical data to data on a comparable basis (unaudited)
		Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX

Polish zloty	PLN	508	234	(140)	87	147
Pound sterling	GBP	(50)	(14)	12	(5)	(9)
Egyptian pound	EGP	31	15	(4)	4	11
US Dollar	USD	(2)	–	–	–	–
Other currencies		(11)	(6)	(3)	3	(9)

Exchange rate fluctuations(1)		476	229	(135)	89	140
(1)	Impact of exchange rate fluctuations between the average exchange rate for the 2004 and the average exchange rate for 2005.

■	Revenues

On a comparable basis, revenues rose 2.5% between 2004 and 2005, primarily due to the growth in Personal Communication Services, which recorded revenue growth in all segments and, to a lesser extent, the growth in Directories. On the other hand, the Group’s revenues in 2005 were negatively impacted firstly by the drop in revenues from Enterprise Communication Services, due primarily to enterprise fixed-line telephony in France, which was marked by a downward trend in traffic and the reduction in calling prices and secondly, by the decline in Home Communication Services tied to the decline in traditional fixed-line services in Poland and France and the effect of the replacement of fixed-line telephony by wireless telephony in Poland.

■	Gross Operating Margin

On a comparable basis, the growth of GOM between 2004 and 2005 was 0.8%, highlighting the continued operational profitability of the Group in 2005. This growth was driven by the growth in the GOM of the mobile activities in Rest of the World and Poland, as the change in the GOM for wireless services in France between the two periods was impacted by a fine levied by the Competition Council against the three wireless operators in France, including a fine of 256 million euros for Orange France (see Note 33 to the consolidated financial statements). The growth in the Group’s GOM also reflects the increase in the GOM of fixed-line services in France and, to a lesser extent, Directories. The improvement in the GOM of Home Communication Services includes the positive impact of a reversal of a provision of 199 million euros relating to the Group’s Lebanon-based business (see Note 33 to the consolidated financial statements) and was bolstered by the policy of strict control of Group operating expenses. However, the growth in these segments was partially offset by a decline in the GOM of Home Communication Services in Poland driven by the drop in traditional fixed-line services and the replacement of fixed-line telephony by wireless, and the decline in Enterprise Communication Services in France, resulting primarily from the downturn in sales in the segment in 2005.

On a comparable basis, the ratio of GOM to revenues dropped 0.6 point from 38.2% in 2004 to 37.6% in 2005. In a transition phase marked by the accelerated transformation within the Group and a tougher competitive context, France Telecom made a substantial commercial investment in 2005 to win and retain customers.

■	GOM – CAPEX indicator

On a comparable basis, the increase of 12.3% in capital expenditures on tangible and intangible assets excluding licenses (an increase of 661 million euros) combined with a 0.8% rise in GOM (an increase of 152 million euros) drove down the GOM - CAPEX indicator by 4.0% between 2004 and 2005 to 12,371 million euros in 2005.

5.1.2.2 Key data on net income and net financial debt

5.1.2.2.1 Net income

For the years ended December 31, 2005 and 2004, the following table presents the key data relating to the France Telecom group net income.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Operating income	11,284	9,312

Finance costs, net	(3,356)	(3,625)
Income tax	(1,568)	(2,477)
Consolidated net income after tax	6,360	3,210

Minority interests	(651)	(193)
Net income attributable to the equity of France Telecom S.A.	5,709	3,017

Finance costs totaled an expense of 3,356 million euros in 2005, up 269 million euros over 2004 (a cost of 3,625 million euros). This improvement was driven by a reduction in net financial expenses, resulting in a gain of 576 million euros between 2004 and 2005, partially offset by the deterioration in foreign exchange earnings (down 291 million euros) and by the increase in the discounting effect (an expense of 16 million euros) between the two periods. The decrease in net finance costs is due primarily to the combined effect of the reduction in the average net financial debt outstanding (see definition in section 5.10 “Financial glossary”), which totaled 8.2 billion euros between the two periods and the decline in the weighted average cost of the net financial debt, which dropped from 6.79% in 2004 to 6.46% in 2005 (see section 5.1.2.2.2 “Change in net financial debt”).

After recognition of the income tax involving a charge of 1,568 million euros in 2005, compared with a charge of 2,477 million euros one year earlier, the net income for the consolidated entity was 6,360 million euros in 2005, up from 3,210 million euros in 2004.

The increase in minority interests between 2004 (a charge of 193 million euros) and 2005 (a charge of 651 million euros) primarily reflects the acquisition of the minority interests in Equant, the sale of 44.9% of PagesJaunes Group in 2004 and 2005 as well as improved results from some companies of the France Telecom group and the optimization of its portfolio of assets.

As a result of all these factors, the net income attributable to the shareholders of France Telecom S.A. rose from 3,017 million euros in 2004 to 5,709 million euros in 2005.

5.1.2.2.2 Change in net financial debt

The net financial debt of France Telecom (see the definition in section 5.10 “Financial glossary”) amounted to 47.8 billion euros at December 31, 2005 compared with 49.8 billion euros at December 31, 2004 and 56.7 billion euros at January 1, 2004 (see section 5.4.3.2. “Net financial debt” and Notes 19 and 37 to the consolidated financial statements).

The reduction in net financial debt was 2 billion euros from December 31, 2004, under the effect of:

-	organic cash flow of 7.5 billion euros (see definition in section 5.10 “Financial glossary” and section 5.9 “Use of non-GAAP financial measures”) generated in 2005 (see section 5.4.1 “Liquidity and Cash flows”). France Telecom uses organic cash flow as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see definition in section 5.10 “Financial glossary”) and excluding income from the sale of investment securities and businesses (net of cash transferred);

-	income of 1.6 billion euros from the sale of investment securities and businesses;

-	the deconsolidation of the tax loss carryforward for the 2001 tax year, following the restructuring of the contract for the sale of this tax loss carryforward in June 2005 for 1.3 billion euros;

and the negative impact of:

-	the acquisition of nearly 80% of the Spanish mobile operator Amena (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements) for 6.0 billion euros net of cash acquired, including 3.1 billion euros financed by debt (2.9 billion euros were financed by the capital increase completed in September 2005);

-	consolidation of Amena’s debt in the amount of 2.8 billion euros at December 31, 2005;

-	acquisitions of investment securities and businesses (net of the cash acquired), excluding Amena, for 1.6 billion euros;

-	the dividends paid by France Telecom S.A. for 1.2 billion euros;

and other items for 0.3 billion euros.

The net financial debt to equity ratio came to 1.68 at December 31, 2005, compared to 2.82 at December 31, 2004.

The ratio of net financial debt to GOM was 2.60 at December 31, 2005. On the basis of a restated GOM that integrates the GOM from the Spanish mobile operator Amena over twelve months in 2005 (see section 5.9 “Use of non-GAAP financial measures”) this ratio was 2.48, a ratio less than the 2.50 target set by the Group under the “TOP” program. This ratio was 2.78 at December 31, 2004.

For information regarding risks related to France Telecom’s level of indebtedness, see section 3.3.1 “Risk factors relating to France Telecom”.

5.1.3 THE “AMBITION FT 2005” PLAN

5.1.3.1 Summary of Principles

On December 4, 2002, France Telecom launched the “Ambition FT 2005” plan, the second phase of which relates to the strengthening of the financial structure of the group with the “15 + 15 + 15” plan:

-

more than 15 billion euros in net cash provided by operating activities, less net cash used in investing activities (hereinafter referred to as free cash flow; see definition in section 5.10 “Financial glossary”), to be generated under the “TOP” (Total Operational Performance) program and earmarked to be allocated to a reduction of financial debt. Between 2003 and 2004 alone, the “TOP” program generated more than 15 billion euros in free cash flow, excluding changes in short-term marketable securities (SICAVs) under French GAAP, allowing France Telecom to achieve its objective in advance (see section 5.1.3.2.3 “TOP Program: objectives achieved”);

-	a 15 billion euro increase in equity capital. A capital increase of 14.9 billion euros was executed in the first half of 2003, with the State shareholder participating in the amount of its interest for approximately 9 billion euros;

-	15 billion euros in refinancing the Group’s debt. Since December 5, 2002, France Telecom has:

-	issued 14.3 billion euros in bonds, with an average initial maturity of about 11.9 years;

-	issued 1.15 billion euros in OCEANEs (Bonds Convertible or Exchangeable for New or Existing Shares), with an average initial maturity of about 4.3 years (see Note 21 to the consolidated financial statements);

-	issued 5.1 billion euros in EMTN (Euro Medium Term Notes) with an average initial maturity of about 2 years;

-	and restructured its credit lines: after extending in 2003 the maturity of the 5 billion 3-year syndicated credit line, in the first half of 2004, France Telecom totally restructured its syndicated and bilateral lines of credit by canceling the lines existing at December 31, 2003 or contracted in the first quarter of 2004 and establishing a new syndicated line of 10 billion euros on June 22, 2004. This line of credit was cancelled on June 20, 2005 when a new syndicated line of credit for 8 billion euros was established (see Note 22 to the consolidated financial statements).

These three actions were implemented in parallel with the objective of achieving by year end 2005 a ratio of debt to GOM lower than 2.5, providing the Group with greater strategic and financial flexibility.

5.1.3.2 Results of the “TOP” operational improvements program

The “TOP” (Total Operational Performance) program, as presented on December 4, 2002, was implemented for the period from 2003 – 2005. Because the consolidated financial statements of the France Telecom group are presented under IFRS in 2005 (see section 5.1.1.2 “Transition to International Financial Reporting Standards (IFRS)” and Note 1 to the consolidated financial statements), it is not possible to present aggregate data over this entire period, as the items are not directly comparable. As a result, the results from the “TOP” program are presented below in two parts: the report on the 2004 – 2005 period under IFRS and the report for 2003 – 2004 under French GAAP.

5.1.3.2.1 Results of the “TOP” program for 2004 – 2005 under IFRS

The following table shows the change in operating expenses (operating expenses included in the calculation of the GOM, referred to below as OPEX (see definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements), and in capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases (referred to hereinafter as capital expenditures in tangible and intangible assets excluding licenses or CAPEX (see definition in section 5.10 “Financial glossary”, section 5.9 “Use of non-GAAP financial measures” and Note 3 to the consolidated financial statements), and shows, for the years ended December 31, 2005 and 2004 the results, under IFRS, of the “TOP” program for the France Telecom group over the period from 2004 – 2005.

Results of the “TOP” program over 2004 – 2005 under IFRS

(millions of euros)		Years ended December 31
	2005	2004	2004
		comparable basis (unaudited)	historical basis
Revenues	49,038	47,841	46,158

OPEX(1) excluding commercial expenses	(24,111)	(23,667)	(22,511)
Commercial expenses(1)	(6,511)	(5,910)	(5,724)
Total OPEX	(30,622)	(29,577)	(28,235)

GOM	18,416	18,264	17,923
GOM / Revenues	37.6%	38.2%	38.8%

CAPEX	6,045	5,384	5,134
CAPEX / Revenues	12.3%	11.3%	11.1%

GOM – CAPEX	12,371	12,880	12,789

Change in operating working capital requirements(1)and(2)	783	–	796
(1)	See definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.
(2)	A positive amount signifies an improvement in the operating working capital requirements (positive impact on cash flows). A negative amount signifies a deterioration in the operating working capital requirements (negative impact on cash flows).

■	Change in operating expenses (under IFRS)

On an historical basis, the 8.4% increase in operating expenses between 2004 and 2005 primarily includes (i) the impact of the end of the “Bill & Keep” arrangement at January 1, 2005 (see section 5.1.2.1.2 “Data on a comparable basis”), which resulted in 2005 in an increase in service fees and inter-operator costs of 889 million euros, (ii) the negative impact of foreign exchange fluctuations, tied primarily to the change in the Polish zloty, which totaled 247 million euros, and (iii) the negative impact of changes in the scope of consolidation, which represented 214 million euros, resulting primarily from the acquisition of the Spanish mobile operator Amena.

On a comparable basis, the increase in operating expenses was 3.5% between 2004 and 2005.

During the “TOP” launch phase, priority was given to actions that delivered rapid results (see section 5.1.3.2.2 “Results of the TOP program over 2003 – 2004 under French GAAP”). The projects then entered the deployment phase involving changes to procedures, a systematic attempt to share resources, and the implementation of synergies to achieve ongoing improvements in the Group’s operational performance. In the transition phase, marked by the accelerated transformation of the Group and a temporary slowdown in growth, France Telecom made a major commercial investment in 2005. The increase in commercial expenses (see definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements) between 2004 and 2005 reflects the Group’s efforts, in a more intense competitive context, to retain existing customers, win new customers and invest in growth. Commercial expenses, which represented 21.3% of operating expenses in 2005, were focused mainly on Personal Communication Services, which totaled 78.8% of these expenses, particularly in the United Kingdom (29.7%) and France (22.2%), and on Home Communication Services in France.

■	Change in capital expenditures in tangible and intangible assets excluding licenses (under IFRS)

On an historical basis, the Group’s capital expenditures in tangible and intangible assets excluding licenses rose 17.7% between 2004 and 2005 to total 6,045 million euros in 2005. On a comparable basis, the increase in capital expenditures excluding licenses was 12.3% between the two periods.

In line with the logic of the “TOP” program, and in order to accelerate productivity and improve the selectivity of investments, capital expenditures in tangible and intangible assets excluding licenses rose in the high-growth sectors and reflect the rapid deployment of broadband services, both wireless with investments in the EDGE and UMTS networks, and fixed-line with expenditures in ADSL.

On a comparable basis, wireless network capital expenditures (excluding licenses) and fixed network capital expenditures totaled 2,206 million euros and 1,438 million euros respectively in 2005, up 5.1% and 11.8% respectively over 2004, driven primarily by:

-	higher expenses for 2nd and 3rd generation mobile networks reflecting the extension of the second generation network and the investments in EDGE technology within the high-growth wireless subsidiaries in the Rest of the World (primarily in Switzerland, Belgium, Romania, Slovakia) and the ongoing rapid deployment of wireless broadband using the UMTS technology within the PCS United Kingdom sub-segment;

-	and the development of the broadband networks, driven by an increase in broadband uses and the growth in the number of broadband customers in France, Spain and the United Kingdom, with the increase in capital expenditures on ADSL.

The strong jump in investments in information systems and customer service platforms was driven by the development of the “Voice over IP” technology and value-added services (content offers such as music and television) within the fixed-line and wireless activities, both in France and internationally.

On a comparable basis, the rise in other capital expenditures excluding GSM and UMTS licenses between 2005 and 2004 primarily reflects the increase in:

-	expenditures on handsets, the result of the success of the Livebox and MaLigne TV offer;

-	and investments in the program to relocate and improve France Telecom’s stores.

In addition, the Group’s deliberate investment policy, combined with strong involvement by local partners, contributed to the deployment of the broadband network throughout France and allowed the Group to bring ADSL line eligibility at the end of 2005 to 96% of the population.

With optimized investments within the “TOP” program and the favorable effects of the purchasing policy, which are particularly important in new technologies, France Telecom achieved a leverage effect and accelerated the deployment of its broadband networks, both fixed-line and wireless: the number of ADSL lines connected in France at December 31, 2005 was up 49% from December 31, 2004, making France Telecom the leading European operator in number of ADSL lines, Orange’s launch of its EDGE-based offer for businesses and consumers in France, accelerated UMTS and EDGE deployment in France and in the other European wireless networks.

In 2005, capital expenditures in tangible and intangible assets excluding licenses represented 12.3% of revenues, versus 11.3% on a comparable basis and 11.1% on an historical basis in 2004.

■	Change in the GOM – CAPEX indicator (under IFRS)

On an historical basis, the GOM – CAPEX indicator dropped 3.3%, (418 million euros) between 2004 and 2005 to reach 12,371 million euros in 2005.

On a comparable basis, the increase of 12.3% in capital expenditures in tangible and intangible assets excluding licenses (an increase of 661 million euros) combined with the 0.8% increase in GOM (an increase of 152 million euros) resulted in a drop in the GOM – CAPEX indicator of 4.0% between 2004 and 2005 to 12,371 million euros in 2005.

■	Change in operating working capital requirements (under IFRS)

The consolidated statement of cash flows shows a positive impact from the change in the total working capital requirements (see definition in section 5.10 “Financial glossary”) of 997 million euros in 2005, after an improvement of 569 million euros in 2004.

Driven by the reduction in the total working capital requirements initiated under the “TOP” program, the change in the operating working capital requirements (see definition in section 5.10 “Financial glossary”) was a positive 783 million euros in 2005, after an improvement of 796 million euros recorded in 2004.

5.1.3.2.2 Results of the “TOP” program over 2003 – 2004 under French GAAP

The following table shows the change in operating expenses before depreciation and amortization and actuarial adjustments in the early retirement plan (referred to hereinafter as operating expenses before depreciation and amortization or OPEX), and the change in capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases (referred to hereinafter as tangible and intangible investments excluding licenses or CAPEX), and shows, for the years ended December 31, 2004, 2003 and 2002, the results under French GAAP of the “TOP” program for the France Telecom group over the period of 2003 and 2004.

Results of the “TOP” program over 2003 – 2004 under French GAAP

(millions of euros)	Years ended December 31
	2004	2003	2002
	historical basis	historical basis	historical basis
Revenues	47,157	46,121	46,630

OPEX(1) excluding commercial expenses	(22,811)	(23,304)	(25,946)
Commercial expenses(2)	(6,085)	(5,514)	(5,767)
Total OPEX	(28,896)	(28,818)	(31,713)

Operating income before depreciation & amortization(3)	18,261	17,303	14,917
Operating income before depreciation & amortization / Revenues	38.7%	37.5%	32.0%

CAPEX	5,127	5,086	7,441
CAPEX / Revenues	10.9%	11.0%	16.0%

Operating income before depreciation & amortization – CAPEX	13,134	12,217	7,476

Change in operating working capital requirements(4)	736	1,278	992
(1)	Operating expenses before depreciation and amortization and actuarial adjustments in the early retirement plan.
(2)	External purchases related to purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional, and sponsoring expenses.
(3)	Operating income before depreciation and amortization and actuarial adjustments in the early retirement plan.
(4)	A positive amount signifies an improvement in the operating working capital requirements (positive impact on cash flows). A negative amount signifies a degradation in the operating working capital requirements (negative impact on cash flows).

During the launch phase of the “TOP” program, priority was given to actions that produced rapid results: a reduction in general and administrative expenses with a decline in consulting fees and external subcontracting, a new travel policy, a reduction in advertising expenditures, etc. By achieving better than projected results in 2003, France Telecom generated new margins for maneuver which allowed it to intensify its efforts in innovation and to launch a plan to accelerate growth with the “TOP Line” program.

■	Change in operating expenses before depreciation and amortization (under French GAAP)

As a result of the dual strategy to control operating expenses before depreciation and amortization and relaunch revenue growth, operating expenses before depreciation and amortization as a percentage of revenues fell, on an historical basis, from 68% in 2002 to 62.5% in 2003, and to 61.3% in 2004.

Thus, by positioning itself in growth sectors and continuing to improve its operational profitability, the Group raised its ratio of operating income before depreciation and amortization and actuarial adjustments in the early retirement plan (hereinafter referred to as operating income before depreciation and amortization) to revenues by 6.7 points between 2002 and 2004, from 32.0% in 2002 to 37.5% in 2003, then to 38.7% in 2004, on an historical basis.

■	Change in capital expenditures in tangible and intangible assets excluding licences (under French GAAP)

As a result of optimized investments under the “TOP” program and the favorable impact of the purchasing policy, which is particularly sensitive in new technologies, capital expenditures in tangible and intangible assets excluding licenses (CAPEX) dropped substantially in 2003 and 2004 from 2002, as the Group improved the selectivity of its investments. While the ratio of CAPEX to revenues was 16.0% in 2002, the Group kept this ratio at about 11% in 2003 and 2004 on an historical basis. Thus, by implementing the logic of the “TOP” program, while controlling total expenses, France Telecom was able to boost capital expenditures excluding licenses in the sectors with strong growth potential (2nd and 3rd generation wireless equipment and infrastructures, ADSL, etc.).

■	Change in the operating income before depreciation and amortization – CAPEX indicator (under French GAAP)

As a result of the Group’s control under the “TOP” program of its operating expenses before depreciation and amortization and CAPEX excluding GSM/UMTS licenses, the operating income before depreciation and amortization margin – CAPEX indicator rose 63.4% between 2002 and 2003 and 7.5% between 2003 and 2004 on an historical basis.

■	Change in operating working capital requirements (under French GAAP)

The consolidated statement of cash flows shows a positive impact from the change in total working capital requirements of 1,242 million euros in 2003 and 650 million euros in 2004. Primarily driven by the work to reduce total working capital requirements initiated under the “TOP” program, the change in operating working capital requirements was a positive 1,278 million euros in 2003 and 736 million euros in 2004, principally because of the decline in trade accounts receivable. Thus, operating working capital requirements declined 2,078 million euros over two years.

5.1.3.2.3 “TOP” Program: objectives achieved

■	Free cash flow

When it launched the “Ambition FT 2005” plan, as one of the three components to strengthen the Group’s financial structure, France Telecom set the target to generate over 15 billion euros in net cash provided by operating activities, less net cash used in investing activities (hereinafter free cash flow, see definition in section 5.10 “Financial glossary”), due to the “TOP” operational improvement program.

The following table shows, for the years ended December 31, 2005 and 2004, the results for this indicator under IFRS for the France Telecom group over the period from 2004 – 2005.

Free cash flow generated over 2004 – 2005 under IFRS

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities(1)	(11,677)	(5,591)
Free cash flow	1,697	7,106

Change in short-term marketable securities (SICAVs)(2)	–	(1,601)
Free cash flow excluding change in short-term marketable securities (SICAVs)	1,697	5,505
(1)	In 2004, investing activities included 2,015 million euros to settle the Equant CVR’s (Contingent Value Rights Certificates).
(2)	The investment of cash equivalents in short-term marketable securities is considered from an accounting point of view as a cash flow used in investing activities. To calculate free cash flow excluding changes in marketable securities (SICAV de trésorerie), these marketable securities (SICAV de trésorerie) are considered cash equivalents and are included in the calculation.

Free cash flow generated in 2005 totaled 1.7 billion euros under IFRS. After achieving the objectives of the “TOP” program, the Group was able to accelerate the implementation of its integrated operator strategy in 2005, with substantial financial investments (7.6 billion euros, including 6.0 billion euros for the acquisition of the Spanish wireless operator Amena) and to invest in growth with a significant increase in the Group’s capital expenditures in the business sectors driving growth (see section 5.1.3.2.1 “Results of the TOP program over 2004 – 2005 under IFRS”).

The following table shows, for the years ended December 31, 2004 and 2003, the results for this indicator under French GAAP for the France Telecom group over the period from 2003 – 2004.

Free cash flow generated over 2003 – 2004 under French GAAP

(millions of euros)	Years ended December 31
	2004	2003
	historical basis	historical basis
Net cash provided by operating activities	12,818	11,322
Net cash used in investing activities(1)	(5,564)	(3,737)
Free cash flow	7,254	7,585

Change in short-term marketable securities (SICAVs)	(1,601)	1,833
Free cash flow excluding change in short-term marketable securities (SICAVs)	5,653	9,418
(1)	In 2004, investing activities included 2,015 million euros for the payment of the Equant CVR’s (Contingent Value Rights certificates).

As a result of the implementation of the “TOP” program, over 15 billion euros in free cash flow excluding changes in marketable securities (SICAV de trésorerie) were generated between 2003 and 2004, under French GAAP, allowing France Telecom to meet its target ahead of schedule.

■	Ratio of net financial debt to GOM

In the second phase of the “Ambition FT 2005” plan to strengthen the Group’s financial structure, France Telecom simultaneously conducted the three actions of the “15+15+15” plan (see section 5.1.3.1 “Statement of principles”) to achieve, at the end of 2005, a net financial debt to GOM ratio lower than 2.5, giving the Group greater strategic and financial flexibility by this date.

The following table shows, for the years ended December 31, 2005 and 2004, the change in the net financial debt to GOM ratio for the France Telecom group over the period 2004 – 2005 under IFRS.

Net financial debt to GOM ratio over 2004 – 2005 under IFRS

(millions of euros)	Years ended December 31
	2005	2004
		historical basis

Net financial debt / GOM(1)	2.48	2.78
(1)	GOM restated integrating the GOM of the Spanish wireless operator Amena over twelve months in 2005 (see section 5.3.1.1.3 “Personal Communication Services Spain (PCS Spain)” and section 5.9 “Use of non-GAAP financial measures”).

The following table shows, for the years ended December 31, 2004, 2003 and 2002, the change in the ratio of net financial debt to operating income before depreciation and amortization margin for the France Telecom group over the period from 2003 – 2004 under French GAAP.

Ratio of net financial debt to operating income before depreciation and amortization margin over 2003 – 2004 under French GAAP

(millions of euros)	Years ended December 31
	2004	2003	2002
	historical basis	historical basis	historical basis

Net financial debt / Operating income before depreciation and amortization	2.41	2.55	4.56

Under French GAAP, the ratio of net financial debt to the operating income before depreciation and amortization, which was 4.56 at December 31, 2002, was reduced to 2.55 at December 31, 2003, then to 2.41 at December 31, 2004.

The debt reduction and improvement in operational profitability achieved over the last three years generated a net financial debt to GOM ratio of 2.48 for France Telecom at December 31, 2005 under IFRS (on the basis of a GOM restated including the GOM of the Spanish mobile operator Amena over twelve months in 2005, see section 5.9 “Use of non-GAAP financial measures”), a level lower than the 2.50 target set by the Group in the “TOP” program. This ratio was 2.78 as of December 31, 2004 under IFRS.

■	Change in operating working capital requirements

As a result of the work to reduce total working capital requirements initiated within the “TOP” program, the change in operating working capital requirements was a positive 783 million euros in 2005, after the improvement of 796 million euros recorded in 2004 under IFRS. In 2003, the change in operating working capital requirements was a positive 1,278 million euros under French GAAP (see section 5.1.3.2.2 “Results of the “TOP” program for the period 2003 – 2004 under French GAAP”).

■	Summary of the “TOP” program

Thus, the objectives of the “TOP” program were met, while the Group made major acquisitions to implement its integrated operator strategy, the largest of which was the acquisition of the Spanish wireless operator Amena in November 2005 for 6.4 billion euros (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements”), as well as the acquisitions of the minority interests in Orange S.A., Wanadoo S.A., and Equant.

The success of the “TOP” program, which reduced the financial constraints, allowed the Group to prepare the following step: the transformation of the Group to an integrated operator, but also to make investments. This new phase, which again requires in-depth work, is particularly necessary because the telecommunications market is seeing accelerated technological changes. The goal of the “NExT” program is to drive the transformation of the France Telecom group into the reference player in telecommunications services.

5.1.4 OUTLOOK : The “NExT” PROGRAM AND TRENDS FOR 2006

On June 29, 2005, France Telecom introduced the Group’s 2006 – 2008 Program. The “NExT” Program (“New Experience in Telecommunications”) is a three-year transformation program that will allow the Group’s customers to access a universe of enriched and simplified services and will allow the Group to pursue its transformation as an integrated operator supported by a renewed model of profitable growth. The “NExT” program is intended to make France Telecom the benchmark for new telecommunications services in Europe.

5.1.4.1 The “NExT” Program (New Experience in Telecommunications)

■	NExT: simplicity, innovation, performance

The innovations announced on June 29, 2005 include:

-	a single portal: in 2006, France Telecom will roll out a dedicated portal to provide its customers with a simplified interface and a unified customer experience when accessing the Group’s services. This portal, adapted to each customer, can be accessed using a variety of terminals, not only computers. The single portal will be a simple and practical interface for all services of the France Telecom group;

-	unified customer service: France Telecom plans to provide a unified customer support service by the end of 2006, with a single point of contact for all offerings. The Group will also launch a customer loyalty program in the near future;

-	an adapted and simplified brand architecture: In France, Poland and all other countries where the Group operates as the historic operator, France Telecom will deploy a pragmatic approach leveraging both legacy brands (France Telecom, TP etc) and Orange. Over the next 18 months, Orange is set to become the Group’s international commercial brand for mobile, broadband and multi-play offers, as well as for the entire Enterprise Communication Services segment. The company’s name remains unchanged.

Through the “NExT” program, to foster the rapid development of integrated offerings and convergent services, the Group will implement:

-	unified network management in each country;

-	the adaptation of its information systems to further increase reactivity;

-	strategic marketing for the Group based on a new innovation center and joint product development to shorten the time to place its new services on the market.

■	NExT: new convergent and innovative services

France Telecom is introducing a whole new world of services in the area of communication, “infotainment” and everyday life. The “NExT” program includes the introduction of a number of very concrete services reflecting the Group’s strategy. For example, new convergent offers for both consumers and businesses were already launched in 2005 or will be rolled out in 2006: new communication services (Family Talk, LiveCom, Livephone, Mobile & Connected etc), new information and entertainment services (Photo Transfer, LiveMusic etc), new services for everyday life (LiveZoom, Home Care, Mobivisit etc), new business services (launch of the new generation Business Everywhere Multimedia etc).

■	Accelerated implementation of the “NExT” program in 2006

In 2006, France Telecom will accelerate its transformation, focusing on three priorities:

-	tighter control of the business, with:

-	the creation of a nine-member Group Management Committee focused on generating organic cash flow and the achievement of twenty key objectives of the “NexT” program;

-	the implementation of integrated management of the businesses by country;

-	accelerated transformation of the enterprise, with:

-	an in-depth transformation of the Group’s structures and operating methods;

-	an adapted cost structure;

-	and the mobilization of skills in key areas for the Group with the “ACT” program (Anticipation and Skills for the Transformation);

-	and accelerated marketing of convergent offers, with

-	an integrated management structure: the Group Strategic Marketing Unit;

-	and a powerful tool for the definition and launch of new offers: a “Technocenter with 1,500 dedicated team members, which has been operational since January 1, 2006.

■	NExT: ambitious objectives

The “NExT” program has defined twenty major objectives in six separate areas: Revenues and finance, Products and services, Subscriber base, Customer relations, Efficiency and performance, and Human Resources. Among these objectives, the main operational and financial objectives of the “NExT” program for 2008 are the following:

¡	Revenues and finance

-	maintain the generation of organic cash flow,

-	generate over 400 million euros in revenues from direct content sales,

-	generate over 30% of Enterprise revenues in ICT services.

¡	Products and services

-	roll out the dedicated portal for Group customers in Europe,

-	generate 5% to 10% of revenues from convergent offers,

-	include over 30% of handsets under the “Orange” brand in the Group’s global mobile terminal base,

-	accelerate innovation by allocating up to 2% of revenues on research and development (research and development expenses excluding amortization, plus capital expenditures in research and development). This ratio was 1.5% in 2005.

¡	Subscriber base

-	over 85 million mobile customers in 2008, in addition to Amena customers (10.3 million at December 31, 2005).

-	over 12 million mobile broadband customers in 2008,

-	over one million “Business Everywhere” customers in 2008.

¡	Customer relations

-	implement the new brand policy in 2006.

¡	Efficiency and performance

-	generate 2 billion euros in total gains over the 2006-2008 period on purchasing and support functions;

-	achieve savings on network and information system expenses, representing a gain of 2 points in the ratio of GOM to revenues.

¡	Human resources

-	implement the mobilization of Group capabilities within the “ACT” program (Anticipation and Competencies for the Transformation).

In addition, the debt reduction target is confirmed with a ratio of net financial debt to GOM less than 2 by the end of 2008.

For information regarding risks related to the “NExT” program, see section 3.3.1 “Risk factors relating to France Telecom”.

5.1.4.2 France Telecom trends for 2006

The increasing pace of technological changes, competitive pressures, and the changing regulatory environment that characterised 2005 will continue in 2006. In France, there will be significant rate adjustments: reduction in prices for fixed and fixed-to-mobile calls, reduction in mobile call termination rates and SMS prices. Overall, price adjustments will have a negative impact on consolidated revenues. By contrast, revenue growth will be driven by the growth factors in the NExT program as follows:

-	development and increase in speed of ADSL;

-	extension of the subscriber base and uses for Livebox;

-	rapid expansion of mobile broadband and increase in the number of mobile subscribers, in particular outside of Western Europe;

-	development of content offers and launch of convergent offers.

Furthermore, Amena will be consolidated over the full year of 2006, compared with 2 months in 2005.

Against this backdrop, France Telecom is stepping up its transformation and investing in growth while at the same time safeguarding profitability.

In order to drive forward its development strategy more quickly, more responsively and more effectively, France Telecom will step up its transformation in 2006, based on 3 key areas of focus:

-	tighter control over the business:

-	more rapid transformation of the organisation, operating methods and cost structure of the Group, in particular savings in purchasing and network costs and pursuit of headcount reductions in France, at a similar rate to that of preceding years;

-	boosting the effectiveness of marketing and bringing to market convergence offerings more rapidly.

In 2006, France Telecom will invest in growth by strengthening its marketing and sales efforts in highly competitive markets and by investing significantly.

Overall, the Group aims to balance growth and profitability and, as its major objective, to achieve organic cash flow of 7 billion euros in 2006.

By nature, these objectives are subject to numerous risks and uncertainties which may lead to differences between the announced objectives and actual results. The most significant risks are stated in section 3.3 “Risk factors” (see also the “Cautionary Statement Regarding Forward-Looking Statements”).

5.2 ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

This section presents a comparison of the 2005 and 2004 periods for the Group. This section is divided into four main parts: (i) a presentation of revenues through GOM, (ii) a presentation of GOM through operating income, (iii) a presentation of operating income through net income, and (iv) a discussion of capital expenditures, including financial investments.

5.2.1 FROM GROUP NET REVENUES TO GROSS OPERATING MARGIN

The following chart shows the transition from revenues to GOM, detailing by type the operating expenses included in the GOM of the France Telecom group, for the years ended December 31, 2005 and 2004, with:

-	operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as OPEX excluding labour expenses (wages and employee benefit expenses), see definition in section 5.10 “Financial glossary”), including external purchases (see definition in section 5.10 “Financial glossary”) and other operating income and expenses (see Note 6 to the consolidated financial statements);

-	and labour expenses (wages and employee benefit expenses, see definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements).

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	49,038	47,841	46,158	2.5%	6.2%

OPEX(1) excluding labour expenses (wages and employee benefit expenses)	(21,860)	(20,669)	(19,385)	5.8%	12.8%
External purchases(1)	(20,149)	(19,169)	(17,870)	5.1%	12.8%
Other operating income and expenses	(1,711)	(1,500)	(1,515)	14.0%	12.9%
Labour expenses (wages and employee benefit expenses)(1)	(8,762)	(8,908)	(8,850)	(1.6)%	(1.0)%
Total OPEX	(30,622)	(29,577)	(28,235)	3.5%	8.4%

GOM	18,416	18,264	17,923	0.8%	2.8%
(1)	See definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.

The following table shows for 2004 the transition from data on an historical basis to data on a comparable basis for the operating expenses included in the France Telecom group GOM (see also section 5.1.2.1.2 “Data on a comparable basis”).

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	OPEX excluding labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM

Data on historical basis at December 31, 2004	46,158	(19,385)	(8,850)	17,923

Changes in scope of consolidation	376	(224)	10	162
Other changes(1)	831	(881)	–	(50)
Foreign exchange fluctuations(2)	476	(179)	(68)	229

Data on a comparable basis at December 31, 2004	47,841	(20,669)	(8,908)	18,264
(1)	Impact primarily of the termination of the “Bill & Keep” system on January 1, 2005, effective January 1, 2004 on a comparable basis.
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

5.2.1.1 Revenues

Revenues for France Telecom for 2005 amounted to 49,038 million euros, up 6.2% over the previous year on a historical basis. The change in revenues between 2004 and 2005 on a historical basis is marked by the favorable impact of changes in the scope of consolidation and other changes that amount to 1,207 million euros, principally relating to the following:

-	the impact of the end of the “Bill & Keep” system on January 1, 2005, effective January 1, 2004 in the data on a comparable basis (see section 5.1.2.1.2 “Data on a comparable basis”), representing a positive impact of 846 million euros;

-	the positive impact of newly consolidated companies for 688 million euros, consisting primarily of the impact of the acquisition of the Spanish wireless operator Amena for 496 million euros, the impact of the full consolidation of the Senegalese subsidiaries for 115 million euros, and the impact of the consolidation of several subsidiaries within the sub-segments PCS Rest of World and HCS Rest of World and the Directories sector for 54 million euros;

-	partially offset by the negative impact of companies no longer consolidated for 312 million euros, with the sale of Orange Denmark for 194 million euros and the sale of France Telecom Câble (FTC) for 101 million euros.

In addition, the positive impact of foreign exchange fluctuations represented an impact of 476 million euros in 2004, the positive impact of 508 million euros on the Polish zloty, and 31 million euros on the Egyptian pound, which largely offset the unfavorable effect of the change in the pound sterling (50 million euros).

On a comparable basis, revenues for 2005 rose 2.5%. The increase in the Group’s revenues was driven by growth in Personal Communication Services (up 7.4%), generated by a sharp rise in the number of customers. This growth in mobile phone activities more than offsets a limited decline in Home Communication Services revenues (1.2%), with the drop in traditional fixed-line consumer services partially offset by growth in broadband Internet usage. Revenues from the Enterprise Communication Services segment, which dipped 5.4%, reflect the underlying decline in business services in France, while Directory activities rose by 6.0%.

The number of France Telecom customers through controlled companies totaled nearly 145.2 million at December 31, 2005 (including 10.3 million customers for the Spanish wireless operator Amena), an increase of 16.9% on an historical basis. The number of additional subscribers between December 31, 2005 and December 31, 2004 was 21.0 million on an historical basis, primarily in mobile phone services, which recorded nearly 21.64 million additional active customers. The number of Internet customers was up slightly with 0.604 million. The number of customers in fixed telephony dropped slightly (down 0.359 million customers). In addition, there was a decline of 0.872 million cable subscribers because of the sale of France Telecom Câble (FTC) in the first quarter of 2005. On a comparable basis, the number of Group customers rose 8.9% between December 31, 2005 and December 31, 2004.

The following table shows the revenues of the France Telecom group by business sector for the years ended December 31, 2005 and 2004. Data relating to the business segments in the following paragraphs is assumed, except where otherwise stated, to be prior to elimination of inter-segment transactions. The item “eliminations” includes the elimination of inter-segment transactions and other non-significant items necessary for reconciliation with the Group’s accounts. In addition, the changes below are calculated on the basis of data in thousands of euros, although presented in millions of euros, so some amounts may not total correctly due to rounding.

(millions of euros)	Years ended December 31			Changes
Revenues	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
PCS France	9,773	9,217	8,365	6.0%	16.8%
PCS United Kingdom	5,832	5,786	5,833	0.8%	(0.0)%
PCS Spain	536	496	–	8.0%	–
PCS Poland	1,598	1,402	1,247	13.9%	28.1%
PCS Rest of World	5,991	5,170	5,290	15.9%	13.3%
Eliminations	(195)	(159)	(171)	(22.2)%	(13.9)%

Personal Communication Services (PCS)	23,535	21,913	20,564	7.4%	14.4%

Subscription fees	4,173	4,007	4,007	4.2%	4.2%
Calling services	3,106	3,580	3,580	(13.2)%	(13.2)%
Online and Internet access services	1,534	1,293	1,293	18.6%	18.6%
Other consumer services	864	896	1,006	(3.5)%	(14.1)%
Consumer Services	9,677	9,776	9,886	(1.0)%	(2.1)%

Services to Domestic Carriers	2,675	2,516	2,516	6.3%	6.3%
Other Carrier Services	2,829	3,075	3,061	(8.0)%	(7.6)%
Carriers services	5,504	5,591	5,577	(1.6)%	(1.3)%

Other HCS in France	2,537	2,547	2,539	(0.4)%	(0.1)%

HCS France	17,718	17,914	18,002	(1.1)%	(1.6)%

HCS Poland	3,141	3,380	3,011	(7.0)%	4.3%

HCS Rest of World	1,837	1,671	1,584	9.9%	16.0%

Eliminations	(162)	(164)	(157)	1.2%	(3.0)%

Home Communication Services (HCS)	22,534	22,800	22,440	(1.2)%	0.4%

Business fixed-line telephony in France	2,695	2,965	2,965	(9.1)%	(9.1)%
Business Networks in France	2,680	2,757	2,757	(2.8)%	(2.8)%
Other Business services in France	565	593	600	(4.7)%	(5.9)%
Global services	2,317	2,345	2,346	(1.2)%	(1.2)%
Eliminations	(471)	(432)	(432)	(9.1)%	(9.0)%

Enterprise Communication Services (ECS)	7,785	8,227	8,235	(5.4)%	(5.5)%

Directories	1,061	1,001	978	6.0%	8.5%

Eliminations	(5,877)	(6,100)	(6,059)	3.7%	3.0%

Total Group	49,038	47,841	46,158	2.5%	6.2%

5.2.1.2 Operating expenses

5.2.1.2.1 Operating expenses excluding labour expenses (wages and employee benefit expenses)

Excluding labour expenses (wages and employee benefit expenses), the operating expenses included in the GOM totaled 21,860 million euros in 2005, compared with 19,385 million euros in 2004 on an historical basis and 20,669 million euros on a comparable basis. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses.

On an historical basis, this represents an increase of 12.8%, notably reflecting the impact of the decision to end the “Bill & Keep” system as of January 1, 2005, which resulted in an increase in the amount of service fees and interoperator costs in 2005.

On a comparable basis, these expenses were up 5.8% and reflect the increase in external purchases, primarily commercial expenses (see definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements), and other operating income and expenses.

The following table presents a breakdown of operating expenses excluding labour expenses (wages and employee benefit expenses) by type for the France Telecom group for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical basis
External purchases(1)	(20,149)	(19,169)	(17,870)	5.1%	12.8%

Commercial expenses(1)	(6,511)	(5,910)	(5,724)	10.2%	13.7%
Purchases of handsets and other products sold	(3,538)	(3,391)	(3,363)	4.3%	5.2%
Retail fees and commissions	(1,777)	(1,396)	(1,277)	27.3%	39.1%
Advertising, promotional and sponsoring expenses	(1,196)	(1,123)	(1,084)	6.5%	10.4%
Other external purchases(1)	(13,638)	(13,259)	(12,146)	2.9%	12.3%

Other operating income and expenses	(1,711)	(1,500)	(1,515)	14.0%	12.9%

OPEX(1) excluding labour expenses (wages and employee benefit expenses)	(21,860)	(20,669)	(19,385)	5.8%	12.8%
(1)	See definition in section 5.10 “Financial glossary” and note 6 to the consolidated financial statements.

5.2.1.2.1.1 External purchases

External purchases totaled 20,149 million euros in 2005 compared with -17,870 million euros in 2004 on an historical basis and 19,169 million euros on a comparable basis.

On a comparable basis, external purchases were up 5.1%. This growth was primarily driven by the 10.2% increase in commercial expenses, reflecting the Group’s efforts in an increasingly competitive environment to build loyalty among existing customer bases, win new customers and invest in growth.

Other external purchases (see definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements) were up slightly, rising 2.9% on a comparable basis. The increase in service fees and interoperator costs and IT expenses was largely offset by the drop in general and administrative costs generated by the “TOP” program.

5.2.1.2.1.2 Other operating income and expenses

In 2005, other operating income and expenses amounted to an expense of 1,711 million euros compared to an expense of 1,515 million euros on an historical basis and an expense of 1,500 million euros on a comparable basis in 2004, an increase of 12.9% on an historical basis and 14.0% on a comparable basis.

On both an historical and comparable basis, this change primarily reflects the impact of the following:

-	the fine from the Competition Council on three mobile operators in France, including 256 million euros for Orange France (Personal Communication Services segment, see Note 33 to the consolidated financial statements);

-	the Competition Council fine in the ADSL broadband sector in the amount of 80 million euros (see Note 33 to the consolidated financial statements);

-	and the reversal of the 199 million euros provision on the Group’s operations in Lebanon (Home Communication Services sector, see Note 33 to the consolidated financial statements).

5.2.1.2.2 Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM are net of capitalized labour expenses (see definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements). They do not include employee profit-sharing (see section 5.2.2.1 “Employee profit-sharing”) and share-based compensation (see section 5.2.2.2 “Share-based compensation”)

Labour expenses (wages and employee benefit expenses) totaled 8,762 million euros in 2005, compared with 8,850 million euros on an historical basis and 8,908 million euros on a comparable basis in 2004.

■	Number of employees (active employees at end of period)

The following table presents the number of employees at December 31, 2005 and 2004 (active employees at end of period, see definition in section 5.10 “Financial glossary”) for the France Telecom group, broken down between France Telecom S.A., the French subsidiaries and the international subsidiaries.

(millions of euros)	Years ended December 31			Changes
Number of employees	2005	2004	2004	05/04	05/04
(active employees at end of period)(1)		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
France Telecom S.A.	104,661	107,847	107,836	(3.0)%	(2.9)%
Subsidiaries in France	16,313	16,561	17,144	(1.5)%	(4.8)%
Total France	120,974	124,408	124,980	(2.8)%	(3.2)%

International subsidiaries	82,034	84,894	81,505	(3.4)%	0.6%
Total Group	203,008	209,302	206,485	(3.0)%	(1.7)%
(1)	See definition in section 5.10 “Financial glossary”.

The number of Group employees (active employees at the end of the period) declined between 2005 and 2004 by 3,477 people on an historical basis (a decline of 6,294 on a comparable basis). On an historical basis, this decline reflects a decrease of 4,006 persons in France (a decrease of 3,434 on a comparable basis), which was partially offset by an increase of 529 international employees (a decrease of 2,860 persons on a comparable basis).

■	Average number of employees (full-time equivalent)

The following table presents, for the years ended December 31, 2005 and 2004, the average number of employees (full-time equivalent, see definition in section 5.10 “Financial glossary”) for the France Telecom group, broken down between France Telecom S.A., the French subsidiaries and the international subsidiaries.

(millions of euros)	Years ended December 31			Changes
Average number of employees	2005	2004	2004	05/04	05/04
(full-time equivalent)(1)		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
France Telecom S.A.	102,234	106,745	106,875	(4.2)%	(4.3)%
Subsidiaries in France	16,159	16,495	16,894	(2.0)%	(4.4)%
Total France	118,393	123,240	123,769	(3.9)%	(4.3)%

International subsidiaries	78,059	80,951	80,011	(3.6)%	(2.4)%
Total Group	196,452	204,191	203,780	(3.8)%	(3.6)%
(1)	See definition in section 5.10 “Financial glossary”.

The average number of Group employees between 2005 and 2004 (full-time equivalent) dropped by 7,328 persons on an historical basis, a decline of 3.6%.

The changes in scope of consolidation (see section 5.1.2.1.2 “Data on a comparable basis”) represent an increase of 411 employees (full-time equivalent) because of the acquisition of the Spanish wireless operator Amena (368 employees, full-time equivalent), the impact of the full consolidation of the Senegalese subsidiaries (448 employees full-time equivalent), the impact of the consolidation of several subsidiaries in the Directories segment (231 employees, full-time equivalent), several entities in Research & Development (186 employees full-time equivalent) and Wirtualna Polska in Poland (200 employees full-time equivalent). These increases were partially offset by the sale of Orange Denmark (a decrease of 543 employees full-time equivalent) in the rest-of-world area, and France Telecom Câble (FTC) in France (a decrease of 493 employees, full-time equivalent).

On a comparable basis, the loss of 7,739 employees (full-time equivalent) in the Group, a decline of 3.8% between 2005 and 2004, originated primarily in the Home Communication Services (a decrease of 8,680 full-time equivalent employees), including a loss of 5,084 employees in France and 3,140 employees in Poland, and in the Enterprise Communication Services segment for a decrease of 215 full-time equivalent, including 96 employees at Equant. These reductions were partially offset by the increase in the average number of employees (full-time equivalent) within the Personal Communication Service segment (944 employees full-time equivalent) and the Directories segment (213 employees full-time equivalent).

The average number of employees (full-time equivalent) at France Telecom S.A. declined between 2005 and 2004 by 4.3% on an historical basis (-4,641 full-time equivalent employees) and by 4.2% on a comparable basis (-4,511 full-time equivalent employees). This reduction notably reflects the impact of staff departures under the early retirement plan. A total of 34,588 people have opted for this system since it was introduced in September 1996 (excluding other pre-existing early retirement plans). Between December 31, 2005 and December 31, 2004, France Telecom S.A. recorded 4,382 staff departures on early retirement, and 2,798 permanent departures (excluding early retirement). In addition, 739 employees were transferred to the public sector in 2005.

■	Labour expenses (wages and employee benefit expenses)

The following table presents the breakdown of the Group’s labour expenses (wages and employee benefit expenses) between France Telecom S.A., the French subsidiaries, and the international subsidiaries for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
Labour expenses	2005	2004	2004	05/04	05/04
(wages and employee benefit expenses)(1)		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical basis
France Telecom S.A.	(5,168)	(5,243)	(5,212)	(1.4)%	(0.8)%
Subsidiaries in France	(996)	(1,026)	(1,083)	(2.9)%	(8.0)%
Total France	(6,164)	(6,269)	(6,296)	(1.7)%	(2.1)%

International subsidiaries	(2,598)	(2,638)	(2,555)	(1.5)%	1.7%
Total Group	(8,762)	(8,908)	(8,850)	(1.6)%	(1.0)%
(1)	See definition in section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.

Between 2004 and 2005, labour expenses (wages and employee benefit expenses) for the Group declined 1.0% on an historical basis (a drop of 1.6% on a comparable basis), falling from 8,850 million euros representing 19.2% of revenues in 2004 (8,908 million euros on a comparable basis representing 18.6% of revenues) to 8,762 million euros and 17.9% of revenues in 2005.

This 1.6% reduction on a comparable basis can be analyzed as follows:

-	a 3.8% decrease for the volume effect, related to the decline in average number of employees;

-	a 0.8% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures;

-	a 1.4% increase for the change in the average unit cost.

France Telecom S.A. saw its labour expenses (wages and employee benefit expenses) fall 0.8% on an historical basis and 1.4% on a comparable basis in 2005. This decrease primarily reflects the reduction in staffing levels, offset in part by (i) the increase in salaries due to general measures for civil servants and basic salaries for employees covered by the national collective wage agreement, (ii) the effects resulting from implementation of the statutory unemployment insurance system for non-civil servant staff and the introduction in 2005 of a contribution to financing the Works’ Councils, and (iii) the impact of a change in the rules applicable for calculating the apprenticeship tax.

5.2.1.2.3 Gross operating margin

On an historical basis, the GOM for the France Telecom group amounted to 18,416 million euros in 2005, compared with 17,923 million euros in 2004, an increase of 2.8%.

On a comparable basis, the GOM rose 0.8% from 18,264 million euros in 2004 to 18,416 million euros in 2005.

Finally, the ratio of GOM to revenues moved from 38.8% on an historical basis and 38.2% on a comparable basis in 2004, to 37.6% in 2005.

5.2.2 FROM GROUP GROSS OPERATING MARGIN TO OPERATING INCOME

The following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical	comparable basis(1) (unaudited)	historical basis
GOM	18,416	18,264	17,923	0.8%	2.8%

Employee profit-sharing	(382)	–	(280)	–	36.4%
Share-based compensation	(178)	–	(399)	–	(55.4)%
Depreciation and amortization	(7,034)	(7,849)	(7,990)	(10.4)%	(12.0)%
Impairment of goodwill	(11)	–	(534)	–	(97.9)%
Impairment of non-current assets	(568)	–	(179)	–	ns
Gains (losses) on disposal of assets	1,475	–	922	–	(60.0)%
Restructuring costs	(454)	–	(181)	–	150.8%
Share of profits (losses) of associates	20	–	30	–	33.3%

Operating income	11,284	–	9,312	–	21.2%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

5.2.2.1 Employee profit-sharing

Pursuant to the French law of July 26, 1996 and French labour regulations, France Telecom has had an employee profit-sharing system since January 1, 1997, enabling employees to share in the company’s growth. The profit-sharing agreement, signed with staff representatives and unions, applies to French subsidiaries in which the Group has a direct or indirect interest of over 50%.

The expense calculated for 2005 in accordance with the terms and conditions of the agreement in effect came to an expense of 382 million euros, compared with an expense of 280 million euros for 2004, and breaks down as follows:

-	Home Communication Services for 253 million euros (156 million euros in 2004);

-	Personal Communication Services for 75 million euros (72 million euros in 2004);

-	Directories for 33 million euros (30 million euros in 2004);

-	Enterprise Communication Services for 21 million euros (22 million euros in 2004).

5.2.2.2 Share-based compensation

The charge for share-based compensation includes the share offerings reserved for employees, the charge for the value of stock options, and the charge for the value of bonus share allotments of shares of France Telecom or the subsidiaries granted to Group employees.

The expense for share-based compensation was 178 million euros in 2005, down from an expense of 399 million euros in 2004 (see Note 27 to the consolidated financial statements), and reflects an expense related to:

-	Home Communication Services for 92 million euros (212 million euros in 2004);

-	Personal Communication Services for 45 million euros (124 million euros in 2004);

-	Enterprise Communication Services for 21 million euros (38 million euros in 2004);

-	Directories for 20 million euros (25 million euros in 2004).

In 2005, the expense for share-based compensation for the France Telecom group in the amount of 178 million euros includes:

-	the French State offering reserved for the current and former employees of the France Telecom group following the State’s sale of 6.2% of the capital stock of France Telecom S.A. on June 9, 2005, representing a charge of 120 million euros (see Note 27 to the consolidated financial statements);

-	and the expense for the valuation of the stock options for 58 million euros.

In 2004, share-based compensation expense was 399 million euros and included:

-	the State offering reserved for the current and former employees of the France Telecom group following the State’s sale of 10.9% of the capital stock of France Telecom S.A. on September 7,2004, a charge of 247 million euros (see Note 27 to the consolidated financial statements);

-	the PagesJaunes group offering reserved for France Telecom group employees following the PagesJaunes group flotation in July 2004, representing an expense of 16 million euros (see Note 27 to the consolidated financial statements);

-	and the charge representing the valuation of stock options for 136 million euros.

5.2.2.3 Depreciation and amortization

In 2005, depreciation and amortization were 7,034 million euros, while in 2004, this item amounted to 7,990 million euros on an historical basis and 7,849 million euros on a comparable basis. Thus, this item was down 12.0% on an historical basis and 10.4% on a comparable basis between the two periods.

On an historical basis, the decline of 956 million euros in depreciation and amortization charges between 2004 and 2005 reflects:

-	the positive impact of the review of useful life of non-current assets. For the closing of the Group’s consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS, a Group-wide project to review the useful life of non-current assets was completed. The principal impacts in 2005 of this review conducted in the Group were an extension of the useful life of certain types of non-current assets and a decrease in depreciation and amortization (see Note 2 to the consolidated financial statements). The impact of the transition from data on an historical basis to data on a comparable basis for 2004 was a positive 290 million euros;

-	and the negative impact of currency fluctuations, related primarily to the Polish zloty, which amounted to 135 million euros, and of changes in the scope of consolidation for 14 million euros.

On a comparable basis, depreciation and amortization dropped by 815 million euros between 2004 and 2005, reflecting:

-	the end of the depreciation of a considerable number of non-current assets within the HCS France sub-segment;

-	the significant decline in capital expenditures in tangible and intangible assets excluding licenses before 2004 for the entire Group;

-	the end of the amortization of several of the Group’s subscriber bases (Orange UK, TP S.A., Equant, OCH);

-	and the impact of the impairment of Equant tangible and intangible non-current assets booked in 2004 (see section 5.2.2.5 “Impairment of non-current assets” and Notes 7, 13 and 14 to the consolidated financial statements).

5.2.2.4 Impairment of goodwill

Impairment of goodwill totaled a charge of 11 million euros in 2005, down from a charge of 534 million euros in 2004 (see Note 7 to the consolidated financial statements).

In 2005, the impairment of goodwill expense in the amount of 11 million euros was booked for Wirtualna Polska. On September 8, 2005, TP group acquired 19.5% of Wirtualna Polska for 55 million euros in cash, raising its stake from 80.5% to 100% (see Notes 4 and 33 to the consolidated financial statements). The goodwill expense on this transaction in the amount of 22 million euros at December 31, 2005, was depreciated in the amount of 11 million euros.

In 2004, impairment on Equant goodwill was recorded in the amount of 534 million euros. The reduction in revenues generated and the risks linked to the persistence of a difficult economic and competitive environment, as seen in first half 2004, led to a revision of the outlook for the company.

5.2.2.5 Impairment of non-current assets

The impairment of non-current assets, net of reversal of provisions, amounted to an expense of 568 million euros in 2005, compared with an expense of 179 million euros in 2004 (see Note 7 to the consolidated financial statements).

In 2005, a charge of 568 million euros was recognized for impairment of non-current assets, and included a depreciation of 345 million euros for the Amena brand and a depreciation of 191 million euros on the Equant brand following the decision to replace those brands with the Orange brand as part of the “NExT” program (see section 5.1.4.1. “The NExT (New Experience in Telecommunications) program”.

In 2004, impairment of non-current assets in the amount of 179 million euros was recognized, primarily reflecting:

-	depreciation on Equant tangible and intangible non-current assets in the amount of 184 million euros as a result of the second-half deterioration (compared with the first half of 2004) in the short and medium-term outlook for Equant (see Notes 13 and 14 to the consolidated financial statements);

-	depreciation of the assets held in the Ivory Coast in the amount of 37 million euros;

-	depreciation of the assets of TP group in the amount of 33 million euros;

-	and a reversal of provisions for 95 million euros on the assets of France Telecom España.

5.2.2.6 Gains (losses) on disposal of assets

In 2005, asset disposals resulted in a gain of 1,475 million euros, up from a gain of 922 million euros in 2004 (see Notes 4 and 8 to the consolidated financial statements). In 2005, gains from asset disposals essentially reflects gains of 1,476 million euros on the sale of equity interests, which primarily include:

-	the disposal on February 10, 2005, of an 8% interest in PagesJaunes group for 440.5 million euros in an accelerated placement offering with institutional investors. Following this operation, France Telecom S.A.’s interest in the PagesJaunes group came to 54%. This disposal generated 386 million euros in pre-tax income;

-	the disposal on January 27, 2005, of the entire stake in Tower Participations SAS, the company holding TDF, representing 36.2% of the capital for a total of 400 million euros, in accordance with the agreement dated November 8, 2004. This operation represented a pre-tax gain of 377 million euros (see Notes 15 and 32 to the consolidated financial statements);

-	the sale announced on May 2, 2005, of almost the entire stake in MobilCom AG (27.3%) for 265 million euros. At the end of this transaction, France Telecom holds a residual interest of 1% in MobilCom AG. The pre-tax income from this transaction totaled 265 million euros (see Notes 15, 16 and 33 to the consolidated financial statements);

-	the delivery of shares of STMicroelectronics stock to redeem bonds exchangeable for STMicroelectronics shares. Following the France Telecom issue on August 6, 2002 of bonds exchangeable for shares of STMicroelectronics N.V., France Telecom amortized all bonds still outstanding on August 6, 2005 (maturity date) by the delivery on August 11, 2005 of STMicroelectronics shares, based on an exchange ratio of 1.25 STMicroelectronics share per bond, pursuant to the terms of the bonds. At the end of this operation, France Telecom no longer held any STMicroelectronics shares. The value of the securities delivered was 366 million euros, and the pre-tax income from this transaction totaled 162 million euros (see Notes 15, 21 and 31 to the consolidated financial statements);

-	the sale on November 15, 2005, of the minority interests of 20.18% held in Optimus (3rd largest mobile operator in Portugal), and 43.33% in Novis (fixed telephony) and Clix (Internet), to their parent company Sonaecom, in exchange for 23.7% of the capital of Sonaecom. The securities exchange was valued at 250 million euros on the basis of the market price on the date of the transaction, and the pre-tax gain on this sale was 113 million euros (see Notes 15, 31 and 32 to the consolidated financial statements);

-	the recognition of previous deferred gain on the sale of Eutelsat in 2003 for 74 million euros (see Notes 15 and 32 to the consolidated financial statements);

-	the disposal on January 28, 2005 of the entire stake in Intelsat, representing 5.4% of the capital, for a total of 115 million euros. This operation is in line with the definitive implementation of the merger between Intelsat and Holding Zeus, as announced by Intelsat on January 28, 2005. This disposal generated 51 million euros in pre-tax net income (see Note 16 to the consolidated financial statements);

-	the disposal on March 31, 2005, following the announcement of the operation on December 22, 2004, of France Telecom Câble (FTC) and the cable networks owned by the France Telecom group and operated by France Telecom Câble (FTC) or NC Numéricâble, a subsidiary of the Canal+ group, for a total of 311 million euros (net amount of a shareholders’ loan of 37 million euros granted by France Telecom to Ypso Holding). This operation formed part of the joint sale by France Telecom, the Canal+ group and TDF of their cable network activities to the Ypso consortium. In addition, France Telecom and Canal+ group each hold 20% in Ypso for a non-significant amount. The pre-tax income from this transaction totaled 18 million euros (see Notes 32 and 35 to the consolidated financial statements);

-	and the intra-group sale of the 34% interest held in PTK Centertel. On November 4, 2005, TP S.A. acquired 34% of PTK Centertel from FT Mobiles International (FTMI), a wholly-owned subsidiary of France Telecom, raising its stake in PTK Centertel to 100%. France Telecom’s stake in PTK Centertel dropped from 65.3% at December 31, 2004 to 47.5% at December 31, 2005. This transaction is an internal reclassification of shares consolidated within the France Telecom group. It allows TP group to deploy its integrated operator strategy, while increasing its capital and maintaining the flexibility needed for its future distribution policy.

In 2005, income from asset disposals also included a gain from the sale of tangible and intangible assets in the amount of 43 million euros and a positive dilution impact of 4 million euros.

In 2004, the gain on asset disposals was 922 million euros, essentially representing a gain on the sale of equity interests in the amount of 667 million euros for the following:

-	the indirect sale by France Telecom on December 3, 2004, of the entire stake in STMicroelectronics available on that date, i.e. 3.3% of the capital, for 472 million euros. The pre-tax gain amounted to 249 million euros;

-	the July 2004 flotation of 36.9% of PagesJaunes Group for 1,443 million euros. The sale income booked was limited to the difference between the percentage of PagesJaunes stock offered and the percentage of PagesJaunes stock acquired via the acquisition of the minority interests of Wanadoo (29.1% excluding dilution), and amounted to 199 million euros net of costs;

-	Equant’s sale, pursuant to the agreement signed on October 21, 2004, of its 49% interest in Radianz, an equity associate, for 89 million euros, which generated a pre-tax gain of 73 million euros;

-	the sale of the third and final block of unconsolidated shares of Pramindo Ikat (30% of the shares delivered in September 2002, 15% in September 2003 and, finally, 55% in March 2004), which generated a pre-tax gain of 57 million euros in 2004;

-	the sale by Orange on October 11, 2004, of 100% of its operations in Denmark performed through Orange A/S for 610 million euros. The pre-tax gain totaled 38 million euros;

-	France Telecom’s sale on June 15, 2004, of its unconsolidated 27% stake in Suez-Lyonnaise Télécom (Noos) to Suez for the price of one euro. This stake was valued at zero in the France Telecom accounts at January 1, 2004;

-	the sale by Orange, which was finalized on September 29, 2004, of 39% of the BITCO shares at the price of 1 Thai baht, reducing Orange’s interest in BITCO from 49% to 10%;

-	and other stock sales for a total amount of 51 million euros.

In 2004, the gain from asset disposals also included positive dilution impact in the amount of 51 million euros, a gain of 46 million euros from the sale of tangible and intangible non-current assets, and other items for a total of 158 million euros, primarily related to the liquidation of companies, including the reversal of a 61 million euro provision for Telinvest.

5.2.2.7 Restructuring costs

In 2005, restructuring costs net of restructuring provision reversals totaled a cost of 454 million euros, compared with a cost of 181 million euros in 2004 (see Note 9 to the consolidated financial statements), chiefly concerning:

-	the early retirement plan cost for 182 million euros, and the contributions to the Works’ Council for the early retirement plan in the amount of 83 million euros (see Notes 2, 28 and 32 to the consolidated financial statements);

-	restructuring plans costs totaling 137 million euros, which includes 60 million euros for Equant, 15 million euros for Côte d’Ivoire Télécom, 4 million euros for France Telecom España, 2 million euros for TP group and 1 million euros for Orange and its subsidiaries;

-	and the costs for civil service secondment in the amount of 52 million euros (see Note 32 to the consolidated financial statements).

In 2004, restructuring costs, net of provision reversals, represented a cost of 181 million euros, and included the following:

-	restructuring plans costs in the amount of 156 million euros, including 34 million euros for TP group, 28 million euros for Equant, 26 million euros for France Telecom España and 16 million euros for Orange and its subsidiaries;

-	costs for civil service secondment totaling 25 million euros.

5.2.2.8 Share of profits (losses) of associates

In 2005, the share of profits from associates consolidated by the equity method was a gain of 20 million euros, including 44 million euros for BlueBirds (see Note 15 to the consolidated financial statements), compared with a gain of 30 million euros in 2004, composed primarily of the 26 million euro share in the net income of STMicroelectronics.

5.2.2.9 Operating income

France Telecom recorded operating income of 11,284 million euros in 2005, up 21.2% from 9,312 million euros in 2004. This 1,972 million euros increase reflects the improved GOM plus the combined effect of the drop in depreciation and amortization, the increase in gains from asset disposals, and a decline in impairment of goodwill between the two periods, and was partially offset by the increase in the impairment on non-current assets and restructuring costs.

5.2.3 FROM GROUP OPERATING INCOME TO NET INCOME

The following table presents the breakdown from the France Telecom S.A. operating income to net income for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Operating income	11,284	9,312

Net interest expense	(3,045)	(3,621)
Foreign exchange gain (loss)	(147)	144
Discounting expense	(164)	(148)
Finance costs, net	(3,356)	(3,625)

Income tax	(1,568)	(2,477)
Consolidated net income after tax	6,360	3,210

Minority interests	(651)	(193)
Net income attributable to France Telecom S.A. equity holders	5,709	3,017

5.2.3.1 Finance costs, net

The finance costs, net totaled 3,356 million euros in 2005, an improvement of 269 million euros over 2004 (3,625 million euros). This improvement is the result of lower net interest expenses, i.e. a gain of 576 million euros between 2004 and 2005, partially offset by the deterioration in foreign exchange loss (291 million euros) and by an increase in the discounting effect (16 million euros) between the two periods (see Note 10 to the consolidated financial statements).

France Telecom’s policy is not to engage in speculative transactions when using financial derivatives instruments (see Item 11. “Quantative and Qualitative Disclosures About Market Risk” and Note 24 to the consolidated financial statements).

■	Net interest expense

Net interest expense totaled 3,045 million euros in 2005 compared with an expense of 3,621 million euros the previous year, representing an improvement of 576 million euros between the two periods. The change in France Telecom’s net financial debt is described in section 5.4.3.1 “Change in net financial debt “.

This improvement primarily reflects the combined impact of the decline in the average net financial debt outstanding, which was 8.2 billion euros between the two periods, and the reduction in the weighted average cost of the net financial debt, which dropped from 6.79% in 2004 to 6.46% in 2005 (for details on the calculation of the weighted average cost of net financial debt, see section 5.4.3.2.2 “Weighted average cost of net financial debt”).

The principal reasons for the decline in net financial interest between 2004 and 2005 were:

-	the average amount of outstanding net financial debt fell 8.2 billion euros in 2005 from 2004, contributing approximately 553 million euros to the reduction in net interest expense;

-	the improved rating for France Telecom in February and March 2004, then again in February and June 2005, had a positive impact through the 11.3 billion euros outstanding indebtness with step-up provisions (excluding the perpetual bonds redeemable for shares – “TDIRA”) containing step ups, contributing approximately 73 million euros to the decline in net financial expense;

-	the decline in the change in the fair value of the commitments to purchase minority interests, which represented a non-monetary finance charge of 19 million euros in 2005, compared with a non-monetary finance charge of 69 million euros in 2004, thereby contributing 50 million euros to the drop in net financial expense between the two periods;

-	the renegotiation of the 10 billion euro syndicated line of credit on June 22, 2004 allowed prepayment of the origination fees for this line in the amount of 35 million euros in 2004, fees that did not exist in 2005;

-	the amortization difference on the cash-flow hedge payments between 2004 and 2005 contributed 32 million euros to the decline in net interest expense between the two periods (non-monetary impact);

-	lower interest rates on the new bonds issued in 2005 compared with the interest rate on loans maturing over the same period saved approximately 15 million euros in net financial interest in 2005.

Conversely, the following elements had a negative impact on net interest expense in 2005:

-	the restructuring of the contract for the sale of the tax loss carryforward for 2001 led to an extraordinary non-monetary financial charge of 147 million euros corresponding to the end of the installments for pre-paid financial interest (see Note 31 to the consolidated financial statements);

-	the purchase of perpetual bonds redeemable for shares – (“TDIRA”) for 50 million euros.

■	Foreign exchange gains (losses)

In 2005, this item was a loss of 147 million euros versus a gain of 144 million euros in 2004. This foreign exchange result comes from the revaluation of the open currency borrowing positions.

In 2005, the foreign exchange loss recorded for France Telecom S.A. was 119 million euros, primarily due to the following: (i) the appreciation of the US Dollar against the euro, generating an exchange loss of 62 million euros on a relatively stable open borrowing position; (ii) a loss of 32 million euros on the pound sterling following the Group’s decision in 2005 to cover UK operations economically; and (iii) a loss of 12 million euros due to the appreciation of the Polish zloty against the euro. In addition, Orange Romania contributed 27 million euros to the Group’s foreign exchange loss in 2005.

In 2004, the foreign exchange gain of 144 million euros was generated by the appreciation of the Polish zloty against the euro (96 million euro gain for TP group) and by Orange Dominicana (gain of 56 million euros), primarily because of the implementation in the second half of 2004 of a hyperinflationist treatment. The currency loss recorded on the Polish zloty was offset by the currency gain realized on the US dollar and the pound sterling in the foreign exchange gains for France Telecom S.A.

■	Discounting expense

The discounting effect represented a total expense of 164 million euros in 2005, compared with an expense of 148 million euros the previous year (see Notes 26 and 28 to the consolidated financial statements).

5.2.3.2 Income tax

The income tax charge in 2005 came to 1,568 million euros, compared with 2,477 million euros the previous year.

The following table shows the breakdown of income tax for the tax consolidation group and for the other subsidiaries of the France Telecom group for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
France Telecom S.A. tax group	(1,245)	(1,808)
Current taxes	–	(70)
Deferred taxes	(1,245)	(1,738)

United Kingdom tax group	33	(102)
Current taxes	(2)	(189)
Deferred taxes	35	87

Amena tax group	131	–
Current taxes	–	–
Deferred taxes	131	–

PagesJaunes S.A. tax group(1)	(147)	(148)
Current taxes	(149)	(150)
Deferred taxes	2	2

TP Group(2)	(94)	(114)
Current taxes	(163)	(71)
Deferred taxes	69	(43)

Other subsidiaries	(246)	(305)
Current taxes(3)	(376)	(375)
Deferred taxes	130	70

Tax benefit /charge	(1,568)	(2,477)
Current taxes	(690)	(855)
Deferred taxes	(878)	(1,622)
(1)	Tax group formed at January 1, 2005.
(2)	TP Group is not eligible for the tax consolidation regime.
(3)	At December 31, 2005, includes: Mobistar for a charge of 124 million euros, Orange Romania for a charge of 61 million euros, Orange Côte d’Ivoire for a charge of 39 million euros, ECMS for a charge of 27 million euros, Orange Slovensko for a charge of 32 million euros and Orange Cameroon for a charge of 27 million euros.
Includes in 2004: Mobistar for a charge of 106 million euros, Orange Romania for 63 million euros, ECMS for a charge of 54 million euros, Orange Côte d’Ivoire for a charge of 32 million euros, Orange Slovensko for a charge of 25 million euros and Orange Cameroon for a charge of 21 millions euros.

As of December 31, 2005, the France Telecom S.A. tax consolidation group included:

-	the Orange entities in France which, prior to the public exchange offer, belonged to the former Orange S.A. tax consolidation group. These entities, which are now over 95% held by France Telecom S.A. have joined the tax consolidation group in accordance with their option rights;

-	and the entities of the former Wanadoo S.A. tax consolidation group (excluding PagesJaunes S.A. and its French subsidiaries) insofar as the effective date of the merger between France Telecom S.A. and Wanadoo S.A. is retroactive to January 1, 2004.

France Telecom S.A. and about ten of its direct or indirect subsidiaries, including the PagesJaunes sub-group, have been the subject of a tax audit by the French tax administration since January 2006.

In 2005, the deferred tax charge of the France Telecom S.A. tax consolidation group consisted primarily of the following:

-	the use of tax loss carryforwards for 1,811 million euros, including a 1,012 million euros charge for the former Orange S.A. tax consolidation group;

-	and the recognition of deferred tax assets over the period in the amount of 778 million euros because of a reappraisal of their recoverability.

In 2004, the deferred tax charge of the France Telecom S.A. tax consolidation group consisted primarily of the following:

-	the use of tax loss carryforwards in the amount of 1,308 million euros, a 1,056 million euros charge of which was from the former Orange S.A. tax consolidation group;

-	the recognition of deferred tax assets of 272 million euros over the period;

-	the elimination of tax loss carryforwards of Wanadoo S.A. and Wanadoo France for 309 million euros;

-	and a charge due to the effects of the change in the income tax rate in France in the amount of -230 million euros.

5.2.3.3 Net income

Net income for the France Telecom consolidated group amounted to 6,360 million euros in 2005, compared with 3,210 million euros in 2004.

The increase in minority interests between 2004 -193 million euros and 2005 -651 million euros primarily reflects the acquisition of the Equant minority interests, the sale of 44.9% of the PagesJaunes Group in 2004 and 2005, and the improved net incomes for certain companies of the France Telecom group and the optimization of its asset portfolio.

Finally, the net income attributable to France Telecom S.A. equity holders rose from 3,017 million euros in 2004 to 5,709 million euros in 2005.

5.2.4 GROUP CAPITAL EXPENDITURES

5.2.4.1 Capital expenditures

The following table presents the France Telecom group’s capital expenditures for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
CAPEX	6,045	5,384	5,134	12.3%	17.7%
CAPEX / Revenues	12.3%	11.3%	11.1%

GSM / UMTS licenses	97	7	7	ns	ns

Financial investments(1)	7,603	–	4,937	–	54.0%
(1)	See definition in section 5.10 “Financial Glossary”.

5.2.4.1.1 Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) rose to 6,045 million euros in 2005, compared with 5,134 million in 2004 on an historical basis, an increase of 17.7%. This increase includes the positive effect of exchange rate fluctuations (89 million euros) on CAPEX, as well as changes in the scope of consolidation and other changes (161 million euros) on tangible and intangible assets excluding licenses. On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 12.3% between the two periods.

The following table shows capital expenditures on tangible and intangible assets excluding licenses by business segment for the France Telecom group for the years ended December 31, 2005 and 2004 (see Note 3 to the consolidated financial statements).

(millions of euros)	Years ended December 31			Changes
CAPEX	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Personal Communication Services (PCS)	3,130	2,889	2,695	8.3%	16.2%
Home Communication Services (HCS)	2,537	2,103	2,051	20.6%	23.7%
Enterprise Communication Services (ECS)	370	386	388	(3.9)%	(4.2)%
Directories	12	6	8	84.2%	50.0%
Eliminations	(4)	–	(8)	–	50.0%

Total Group	6,045	5,384	5,134	12.3%	17.7%

The following table presents a breakdown of capital expenditures on tangible and intangible assets excluding licenses by item for the France Telecom group for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
CAPEX	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Mobile networks (excluding licenses)	2,206	2,099	1,490	5.1%	48.1%
Fixed-line networks	1,438	1,286	1,282	11.8%	12.2%
IT and customer service platforms	1,506	1,363	1,491	10.5%	1.0%
Other	895	636	871	40.7%	2.8%
- of which Livebox	179	38	–	ns	–

Total Group	6,045	5,384	5,134	12.3%	17.7%

In 2005, network investments in wireless networks (excluding licenses) and in fixed-line networks rose by 5.1% and 11.8% respectively from 2004 on a comparable basis, driven primarily by the following:

-	the increase in expenditures on 2nd and 3rd generation wireless networks, reflecting the extension of the 2nd generation network and investments in EDGE technology within the high-growth mobile subsidiaries in the Rest of the World (Switzerland, Belgium, Romania, and Slovakia) and the continued rapid deployment of mobile broadband using UMTS technology within the PCS United Kingdom sub-segment;

-	and the development of the broadband networks due to the increase in broadband usages and the growth in the number of broadband customers in France, Spain and the United Kingdom, primarily the rise in ADSL expenditures.

The sharp rise in expenditures on IT systems and customer service platforms reflects the development of the “Voice over IP” technology and value-added services (content offers, such as music and television) within the fixed-line and wireless businesses in France and abroad.

The increase in other capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses between 2005 and 2004 on a comparable basis is due primarily to the increase in the following items:

-	expenditures on terminals, driven by the success of the Livebox and MaLigne TV offer;

-	and expenditures on the program to relocate and renovate the France Telecom stores.

See also section 5.1.3.2.1 “Results of the TOP program for the 2004-2005 period under IFRS”,

5.2.4.1.2 GSM and UMTS licenses

In 2005, acquisitions of mobile licenses totaled 97 million euros. These expenditures were primarily related to the acquisition of additional GSM frequencies by ECMS in Egypt for 64 million euros and the acquisition of a UMTS license by Orange Romania for 28 million euros.

In 2004, an extension of the GSM license obtained by the Orange subsidiary in the Dominican Republic for 7 million euros was the only mobile license acquisition for the year.

5.2.4.1.3 Financial investments

Financial investments (see the definition in section 5.10 “Financial Glossary”) include the acquisition of investment securities and businesses, net of the cash acquired, and investments in companies accounted for by the equity method.

The main acquisitions are described in Note 4 to the consolidated financial statements.

In 2005, the cash flows allocated to financial investments totaled 7,603 million euros, primarily for the following transactions:

-	the acquisition of nearly 80% of the Spanish wireless operator Amena for 6,038 million euros, net of the cash acquired;

Under the terms of an agreement signed on July 29, 2005 with the Auna shareholders, on November 8, 2005, France Telecom acquired 79.4% of the Auna stock for 6.4 billion euros in cash. This company holds 97.9% of Retevision Movil S.A., a wireless operator that markets under the “Amena” brand name. This transaction enhanced France Telecom’s integrated operator strategy in Europe, and positioned it to launch convergent offers based on fixed-line and wireless broadband in an additional key European market.

In 2006, France Telecom intends to merge Auna, Retevision Movil S.A. and France Telecom España (which incorporates the Group’s fixed and Internet activities in Spain under the Wanadoo brand).

-	the acquisition of all the minority interests in Equant for 590 million euros;

On February 10, 2005, France Telecom announced that it had signed a firm agreement with Equant N.V. to acquire all of Equant’s assets and liabilities, its 54.1% subsidiary specializing in global communication services for multinational corporations, for a total of 590 million euros (including 12 million euros in acquisition costs) for the share not already held. The sale of the assets was concluded on May 25, 2005 for 578 million euros and Equant N.V. was wound up on December 31, 2005.

France Telecom believes that this operation will give it the opportunity to ramp up the implementation of its integrated operator strategy in the business services market and will represent a long-term response to the structural challenges facing Equant as an independent entity;

-	the acquisition of all minority interests in Orange Slovensko for 502 million euros. On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko for 502 million euros in cash from a group of minority shareholders, increasing its stake from 63.9% to 100.0%;

-	the partial acquisition of minority interests in Orange Romania for 404 million euros. On April 13, 2005, France Telecom acquired 23.5% of Orange Romania for 404 million euros in cash from a group of minority shareholders, increasing its stake from 73.3% to 96.8%;

-	the acquisition of all minority interests in Wirtualna Polska for 55 million euros. On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska for 55 million euros in cash, raising its stake from 80.5% to 100.0% (see section 5.2.2.4 “Impairment of goodwill” and Note 33 to the consolidated financial statements);

-	the acquisition of all minority interests in Orange Dominicana for 30 million euros. On September 8, 2005, France Telecom acquired 14.0% of Orange Dominicana for 30 million euros in cash from a group of minority shareholders, increasing its stake from 86.0% to 100.0%;

-	the acquisition of Sonaecom securities through a share exchange. On November 15, 2005, France Telecom exchange its minority interests in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom, via a capital increase reserved for France Telecom. At the end of this operation, France Telecom held 23.7% of this company’s capital (see section 5.2.2.6 “Income from asset disposals” and Note 31 to the consolidated financial statements). The restructuring of France Telecom’s shareholding structure within the Sonaecom Group and the implementation of this strategic partnership will enable Sonaecom to further strengthen its integrated operator policy and benefit from France Telecom’s experience in this sector.

In 2004, cash flows used in financing activities represented 4,937 million euros and mainly concerned the following transactions:

-	the acquisition of all minority interests in Wanadoo S.A. for 2,373 million euros. This transaction was completed in two phases with (i) the partial acquisition of the minority interests in Wanadoo S.A. following the mixed public tender offer (a portion in cash) completed in May 2004 for 1,820 million euros (including 15 million euros in acquisition costs), which raised France Telecom’s stake in Wanadoo S.A. at the end of this offer (which included a share exchange) to 95.9%, and (ii) the acquisition of the remaining minority interests in Wanadoo S.A. for 553 million euros following the public tender offer followed by a compulsory purchase procedure on July 26, 2004. At the end of this offer, France Telecom S.A. held 100% of Wanadoo S.A. On September 1, 2004, France Telecom merged with and absorbed Wanadoo S.A.;

-	the payment for the Equant CVR’s (contingent value rights certificates) in the amount of 2,015 million euros;

-	the acquisition of all minority interests in Orange S.A. for 469 million euros, corresponding to 1.0% of the capital in order to hold 100%, after the finalization of the compulsory purchase, thus completing the transactions initiated in October and November 2003 with the public exchange offers, then the public tender offer.

5.2.4.2 Investment commitments

Investment commitments are described in Note 32 to the consolidated financial statements.

5.2.4.3 Investment projects

Future investment programs are targeted on investments similar to those made in previous years. In 2006, the France Telecom group has set an objective for the ratio of capital expenditures excluding licenses to revenues of approximately 13%.

■	Mobile broadband

In mobile coverage, Orange continued its strong mobilization and support to the State and local communities within the “White Zones” project for areas not yet served by mobile telephony. This vast program is the result of an unprecedented cooperative effort between public and private players to expand GSM wireless telephony to 99% of the population under a policy to equip the country by the end of 2007. By the end of the program, nearly 3,000 additional communities will be covered, which represents over 2,000 sites opened throughout France with local roaming (a single operator installs the telecom antennas and equipment and welcomes the customers of the other two operators on its network) or by pooling infrastructures (one infrastructure is shared by several operators; each operator on the site installs its own telecom antennas and equipment which service its customers), thus guaranteeing accessibility to the service whichever operator is selected.

In addition, by combining EDGE and UMTS technologies, Orange is taking a new step in its wireless broadband strategy. Between 2005 and 2006, Orange will have invested over 200 million euros to upgrade its entire GSM network to EDGE. For Orange, these efforts generated one million customers for its wireless broadband offers based on the EDGE and UMTS technologies by the end of 2005, six months ahead of projections. By the end of 2006, Orange is projecting that about 2.5 million customers will be using its wireless broadband services through its complementary EDGE, 3G and WiFi networks.

■	Internet broadband

France Telecom expects to spend over 3 billion euros between 2005 and 2007 to expand and optimize its network, including one billion euros to deploy broadband networks in France. This effort, combined with strong participation from local partners, is contributing to the deployment of the broadband network throughout France and, at the end of 2005, the Group had provided eligibility for ADSL lines to 96% of the population. Now the leading European operator in number of ADSL lines, France Telecom expects, in close collaboration with local partners, to equip 100% of its connection points and make 98% of its lines in France eligible for ADSL by the end of 2006. At the same time, France Telecom has made a commitment to develop alternative solutions like the wired or satellite Pack-Surf WiFi for zones not yet served by ADSL.

With its commitment to the deployment of broadband access and the expansion of usages, and its extensive European coverage, France Telecom continues to implement its integrated operator strategy within the “NExT” program, with the goal of becoming the benchmark in new telecommunications services in Europe (see section 5.1.4.1. “The NExT program (New Experience in Telecommunications)”.

5.3 ANALYSIS OF OPERATING INCOME AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS BY BUSINESS SEGMENT

This section presents a comparison of the 2005 and 2004 periods with an analysis by business segment of the principal operating income figures and capital expenditures on tangible and intangible assets.

In order to reflect the changes in the Group and the structure of its operations based on its different businesses, as of January 1, 2005, France Telecom defined the following four business segments: “Personal Communication Services” (PCS), “Home Communication Services” (HCS), “Enterprise Communication Services” (ECS) and “Directories”.

The tables below show the breakdown of the principal operating indicators by segment. The data published for 2005 and 2004 reflect the new segmentation.

(millions of euros)				Year ended December 31, 2005
	PCS	HCS	ECS	Directories	Eliminations & unallocated items	Group Total

Revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
external	22,576	17,986	7,428	1,048	–	49,038
inter-segment	959	4,548	357	13	(5,877)	–

GOM	8,471	7,538	1,949	463	(5)	18,416

Employee profit-sharing	(75)	(253)	(21)	(33)	–	(382)
Share-based compensation	(45)	(92)	(21)	(20)	–	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	–	(11)	–	–	–	(11)
Impairment of non-current assets	(363)	(14)	(191)	–	–	(568)
Gains (losses) on disposal of assets	–	–	–	–	–	1,475
Restructuring costs	(1)	(380)	(73)	–	–	(454)
Share of profits (losses) of associates	(15)	35	–	–	–	20

Operating income						11,284
allocated by business segment	4,536	3,707	1,166	400	–	9,809
not allocable	–	–	–	–	1,475	1,475

CAPEX	3,130	2,537	370	12	(4)	6,045
UMTS / GSM licenses	97	–	–	–	–	97

GOM – CAPEX	5,341	5,001	1,579	451	(1)	12,371

Average number of employees (full-time equivalent)	35,080	139,886	16,809	4,677	–	196,452

(millions of euros)				Year ended December 31, 2004
Comparable basis(1) (unaudited)	PCS	HCS	ECS	Directories	Eliminations & unallocated items	Group Total
Revenues	21,913	22,800	8,227	1,001	(6,100)	47,841
external	20,841	18,161	7,851	988	–	47,841
inter-segment	1,072	4,639	376	13	(6,100)	–

GOM	8,225	7,602	2,024	413	–	18,264

Employee profit-sharing	–	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–
Depreciation and amortization	(3,394)	(3,789)	(656)	(10)	–	(7,849)
Impairment of goodwill	–	–	–	–	–	–
Impairment of non-current assets	–	–	–	–	–	–
Gains (losses) on disposal of assets	–	–	–	–	–	–
Restructuring costs	–	–	–	–	–	–
Share of profits (losses) of associates	–	–	–	–	–	–

Operating income						–
allocated by business segment	–	–	–	–	–	–
not allocable	–	–	–	–	–	–

CAPEX	2,889	2,103	386	6	–	5,384
UMTS / GSM licenses	7	–	–	–	–	7

GOM – CAPEX	5,336	5,499	1,638	407	–	12,880

Average number of employees (full-time equivalent)	34,137	148,566	17,024	4,464	–	204,191
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

(millions of euros)				Year ended December 31, 2004
Historical basis	PCS	HCS	ECS	Directories	Eliminations & unallocated items	Group Total
Revenues	20,564	22,440	8,235	978	(6,059)	46,158
external	19,521	17,814	7,858	965	–	46,158
inter-segment	1,043	4,626	377	13	(6,059)	–

GOM	8,076	7,401	2,039	407		17,923

Employee profit-sharing	(72)	(156)	(22)	(30)	–	(280)
Share-based compensation	(124)	(212)	(38)	(25)	–	(399)
Depreciation and amortization	(3,388)	(3,935)	(657)	(10)	–	(7,990)
Impairment of goodwill	–	–	(534)	–	–	(534)
Impairment of non-current assets	(5)	10	(184)	–	–	(179)
Gains (losses) on disposal of assets	–	–	–	–	–	922
Restructuring costs	(15)	(134)	(32)	–	–	(181)
Share of profits (losses) of associates	–	17	12	1	–	30

Operating income						9,312
allocated by business segment	4,472	2,991	584	343	–	8,390
not allocable	–	–	–	–	922	922

CAPEX	2,695	2,051	388	8	(8)	5,134
UMTS / GSM licenses	7	–	–	–	–	7

GOM – CAPEX	5,381	5,350	1,651	399	8	12,789

Average number of employees (full-time equivalent)	34,197	148,336	17,014	4,233	–	203,780

5.3.1 PERSONAL COMMUNICATION SERVICES (PCS)

The “Personal Communication Services” segment (PCS) includes mobile telephone services in France, the United Kingdom, Spain, Poland, and the rest of the world.

The Personal Communication Services segment consists of five sub-segments:

-	the PCS France sub-segment, which includes the subsidiaries Orange in metropolitan France, Orange Caraïbes and Orange Réunion;

-	the PCS United Kingdom sub-segment, with the Orange subsidiary in the United Kingdom;

-	the PCS Spain sub-segment, with the subsidiary Amena;

-	the PCS Poland subsidiary, with the subsidiary PTK Centertel;

-	the “Rest of the World,” which includes the international subsidiaries outside of the United Kingdom, Spain and Poland; i.e. Belgium, the Netherlands, Switzerland, Romania, Slovakia, Egypt, Moldavia, the Dominican Republic, Cameroon, Botswana, Madagascar, Ivory Coast, Senegal, Mali and Jordan. The Rest of the World sub-segment also includes the Orange minority interests in Austria and Portugal.

5.3.1.1 From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Personal Communication Services (PCS)

The following table analyzes the principal operating data for Personal Communication Services (PCS) for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	23,535	21,913	20,564	7.4%	14.4%

GOM	8,471	8,225	8,076	3.0%	4.9%
GOM / Revenues	36.0%	37.5%	39.3%

CAPEX	3,130	2,889	2,695	8.3%	16.2%
CAPEX / Revenues	13.3%	13.2%	13.1%
UMTS / GSM licenses	97	7	7	ns	ns

GOM – CAPEX	5,341	5,336	5,381	0.1%	(0.7)%

Average number of employees (full-time equivalent)	35,080	34,137	34,197	2.8%	2.6%

Total number of subscribers(1) (thousands)	84,315	72,590	62,671	16.2%	34.5%
(1)	At the end of the period, including the number of customers for the Spanish wireless operator Amena in 2005 and 2004 on a comparable basis (see section 5.3.1.1.3 “Personal Communication Services Spain (PCS Spain)”).

The following table shows for 2004 the principal restatements related to the transition from data on an historical basis to data on a comparable basis for the Personal Communication Services (PCS) segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on historical basis at December 31, 2004	20,564	8,076	(3,388)	2,695	5,381	34,197

Changes in scope of consolidation	387	137	(17)	159	(22)	(60)
Other changes(1)	832	(40)	31	–	(40)	–
Foreign exchange fluctuations(2)	130	52	(20)	35	17	–

Data on comparable basis at December 31, 2004	21,913	8,225	(3,394)	2,889	5,336	34,137
(1)	Impact primarily of the termination of the “Bill & Keep” mechanism as of January 1, 2005, effective on a comparable basis as of January 1, 2004 (see section 5.1.2.1.2 “Data on a comparable basis”).
For depreciation and amortization: positive impact of 31 million euros from the review of useful life of non-current assets performed at the closing of the Group’s consolidated accounts for the year ended December 31, 2005 under IFRS (see section 5.1.2.1.2 “Data on a comparable basis and Note 2 to the consolidated financial statements).
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

The impacts generated by the transition from data on an historical basis to data on a comparable basis primarily come from:

-	termination of the “Bill & Keep” mechanism as of January 1, 2005, effective January 1, 2004 on a comparable basis (see section 5.3.1.1.1.2 “Revenues of PCS France”);

-	the acquisition of the Spanish wireless operator Amena on November 8, 2005, effective November 1, 2004 on a comparable basis;

-	the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

-	currency fluctuations, primarily on the Polish zloty, pound sterling and Egyptian pound;

-	and the full consolidation of the Sonatel Mobiles and Ikatel from July 1, 2005, effective July 1, 2004 in the data on a comparable basis (see section 5.1.2.1.2 “Data on a comparable basis”).

The following table shows for 2004 the foreign exchange fluctuations included in the transition from data on an historical basis to data on a comparable basis for the Personal Communication Services (PCS) segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
		Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX
Polish zloty	PLN	155	58	(22)	28	30
Pound sterling	GBP	(46)	(14)	12	(5)	(9)
Egyptian pound	EGP	31	15	(4)	4	11
Other currencies		(10)	(7)	(6)	8	(15)

Foreign exchange fluctuations(1)		130	52	(20)	35	17
(1)	Impact of exchange rate fluctuations between the average exchange rate in 2004 and the average exchange rate in 2005.

5.3.1.1.1 Personal Communication Services France (PCS France)

5.3.1.1.1.1 Operating data for PCS France

The following table sets forth the key operating data for PCS France for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	9,773	9,217	8,365	6.0%	16.8%

GOM	3,636	3,702	3,682	(1.8)%	(1.2)%
GOM / Revenues	37.2%	40.2%	44.0%

CAPEX	968	1,093	1,048	(11.4)%	(7.7)%
CAPEX / Revenues	9.9%	11.9%	12.5%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	2,669	2,610	2,633	2.3%	1.3%

Average number of employees (full-time equivalent)	7,043	7,006	7,038	0.5%	0.1%

Total number of subscribers(1) (thousands)	22,430	21,241	21,241	5.6%	5.6%
Number of contract customers(1) (thousands)	13,855	12,876	12,876	7.6%	7.6%
Number of prepaid customers(1) (thousands)	8,575	8,365	8,365	2.5%	2.5%

ARPU(2) (in €)	424	428	387	(0.9)%	9.7%
AUPU(2) (in minutes)	175	168	168	4.2%	4.2%
(1)	End of period.
(2)	See definition in section 5.10 “Financial Glossary”.

5.3.1.1.1.2 Revenues for PCS France

On an historical basis, revenues for the PCS France sub-segment grew by 16.8% in 2005. This growth was driven by the positive impact induced by the end of the “Bill & Keep” mechanism as of January 1, 2005. In fact, until December 31, 2004, invoicing between wireless operators was performed under the “Bill & Keep” system.

“Bill & Keep” was the method under which the mobile operator billed the caller for the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal of the other operator’s mobile network. The end of this mechanism on January 1, 2005 resulted in an increase in revenues for the PCS France sub-segment and the payment of fees to operators in an amount slightly greater than revenues. Thus, to be comparable with the data for 2005, the data on a comparable basis for 2004 take into account the end of the “Bill & Keep” mechanism.

On a comparable basis, revenues rose 6.0% during 2005.

This growth was primarily related to the 4.0% increase in network revenues (see definition in section 5.10 “Financial glossary”), generated by the substantial jump in the number of customers (5.6%, to total over 22.4 million customers as of December 31, 2005), including more than 1 million broadband customers recruited during the first year of marketing, and by the growth in equipment revenues (see definition in section 5.10 “Financial glossary”).

This improvement was the result of the following factors:

-	the increase in equipment revenues generated by the decrease in the value of the loyalty point for the “Change Your Mobile Program” (handset upgrade loyalty program), representing a positive impact of 80 million euros;

-	the effect of the increase in the number of contract subscribers (0.98 million customers acquired between December 31, 2004 and December 31, 2005), for whom the ARPU (see definition in section 5.10 “Financial glossary”) is more than three times higher than that of prepaid customers. Contract customers represented 61.8% of the total number of customers at December 31, 2005 compared with 60.6% one year earlier);

-	and the positive trend in average usage per user (AUPU) (see definition in section 5.10 “Financial Glossary”), which rose 4.2%, and the growth in non-voice services as a percentage of revenues (see definition in section 5.10 “Financial glossary”), which now represent 14.0% of the network’s revenues, compared with 12.7% at December 31, 2004 on a comparable basis.

Overall, ARPU was negatively impacted by a decrease of approximately 16.3% in the price of calls made from fixed line networks to mobile phones on January 1, 2005.

5.3.1.1.1.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS France

■	Gross operating margin

Overall, operating expenses included in the GOM increased from 4,684 million euros in 2004 to 6,136 million euros in 2005, an increase of 31.0% on an historical basis. This increase is primarily due to the end of the “Bill & Keep” mechanism on January 1, 2005, which resulted in higher service fees and inter-operator costs in 2005 than in 2004. On a comparable basis, operating expenses totaled 5,515 million euros in 2004 compared with 6,136 million euros in 2005, an increase of 11.3%. This change was driven by: (i) an increase in IT expenses, (ii) the payment of the fine levied by the Competition Council on three wireless operators in France, including 256 million euros for Orange France (see Note 33 to the consolidated financial statements), and (iii) the increase in costs resulting from business growth (primarily service fees and inter-operator costs and network expenses), which offset the savings achieved on general expenses.

The acquisition costs (see definition in section 5.10 “Financial glossary”) of the PCS France sub-segment rose 5.8% between 2004 and 2005 on an historical basis and 6.6% on a comparable basis. Customer retention costs (see definition in section 5.10 “Financial glossary”) declined 23.1% on an historical basis and 19.9% on a comparable basis because of the reduction in the value of the loyalty point for the Change Your Mobile Program, partially offset by the increase in other retention costs required to retain customers in a more competitive environment.

Acquisition and customer retention costs as a percentage of revenues dropped from 11.6% in 2004 on an historical basis (10.3% on a comparable basis) to 9.3% in 2005.

The GOM for the PCS France sub-segment dropped 1.2% on an historical basis from 3,682 million euros in 2004 to 3,636 million euros in 2005. On a comparable basis, this decline was 1.8%.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Excluding GSM and UMTS licenses, capital expenditures on tangible and intangible assets for PCS France declined 7.7% to total 968 million euros in 2005, compared with 1,048 million euros in 2004 on an historical basis. On a comparable basis, this decline of 11.4% primarily reflects the decrease in 2005 in capital expenditures for deployment of the UMTS network (most of the investments were made in 2004), which offset the increase in capital expenditures to expand the existing second generation network in areas that had only slight coverage or were not covered by Orange in France and EDGE technology.

5.3.1.1.2 Personal Communication Services United Kingdom (PCS UK)

5.3.1.1.2.1 Operating data for PCS UK

The following table sets forth the main operating indicators for PCS UK for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical basis
Revenues	5,832	5,786	5,833	0.8%	(0.0)%

GOM	1,651	1,859	1,843	(11.2)%	(10.4)%
GOM / Revenues	28.3%	32.1%	31.6%

CAPEX	582	579	573	0.5%	1.5%
CAPEX / Revenues	10.0%	10.0%	9.8%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	1,069	1,280	1,270	(16.5)%	(15.8)%

Average number of employees (full-time equivalent)	11,929	11,941	11,941	(0.1)%	(0.1)%

Total number of subscribers(1) (thousands)	14,858	14,221	14,221	4.5%	4.5%
Number of contract subscribers(1) (thousands)	4,978	4,707	4,707	5.8%	5.8%
Number of prepaid customers(1) (thousands)	9,880	9,514	9,514	3.8%	3.8%

ARPU(2) (in £)	263	274	274	(4.0)%	(4.0)%
AUPU(2) (in minutes)	144	144	144	–	–
(1)	End of period.
(2)	See definition in section 5.10 “Financial Glossary”.

5.3.1.1.2.2 Revenues for PCS UK

On an historical basis, revenues for PCS United Kingdom remained stable, totaling 5,832 million euros in 2005. This change reflects the negative impact of foreign exchange fluctuations in the pound sterling, which offset the underlying growth of the business of PCS United Kingdom.

On a comparable basis, the growth in revenues in the PCS UK sub-segment was 0.8%. Revenues excluding equipment rose 0.4%, while equipment revenues surged 9.8%.

PCS United Kingdom recorded growth of 4.5% in the total number of customers between December 31, 2004 and December 31, 2005 (more than 0.6 million net additions over the period) to over 14.8 million active customers at December 31, 2005, up from 14.2 million the year before, driven by the growth in the number of contract customers (0.271 additional customers between the two periods).

The total number of customers rose between December 31, 2004 and December 31, 2005. However, the 0.4% change in revenues excluding equipment revenues was generated by:

-	the impact of the reduction in the price of mobile call termination rates introduced on September 1, 2004. On June 1, 2004, the Office of Communications (Ofcom), the regulatory authority for telecommunications in the United Kingdom, published its decision requiring Orange United Kingdom, T-Mobile, O2 and Vodafone to lower their mobile call termination rates. These mobile operators must ensure that their termination rates do not exceed the average rate of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) from September 1, 2004 through to March 31, 2006. Excluding this rate reduction, growth in revenues excluding equipment would have been 4.9% rather than 0.4%;

-	and a tougher competitive environment that impacted the ARPU (primarily because of the decline in Voice ARPU) for prepaid customers, which totaled 109 pounds sterling at December 31, 2005, compared with 123 pounds sterling one year earlier.

These declines were only partially offset by the 11.6% growth in revenues from non-voice services, driven by the rise in the use of multimedia messages (MMS) and data services, primarily by contract customers.

In addition, the rise in equipment revenues is related to the 11.0% growth in the number of migrations from prepaid offers to postpaid or upgrade offers and the 14.6% growth in the number of new customers, which generally offset the 3.3% drop in the average sale price for a mobile handset. The impact of this decline is reflected in the hike in acquisition and customer retention costs (see section below).

5.3.1.1.2.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS UK

■	Gross operating margin

En 2005, the increase in acquisition costs for the PCS United Kingdom sub-segment was 27.9% on an historical basis and 29.0% on a comparable basis because of higher average commissions to distributors and the number of sales agreements. The average acquisition cost per new customer rose from 95.3 pounds sterling in 2004 to 107.2 pounds sterling in 2005, because of the 17.3% jump in the average acquisition cost of contract customers, which offset the decline in this cost for prepaid customers (6.8%).

Customer retention costs, aimed at maintaining the number of clients in a competitive market, increased by 9.7% on an historical basis and by 10.5% on a comparable basis. This change was generated by an increase in the number of migrations from prepaid offers to postpaid or upgrade offers. The average customer retention cost per migrated customer dropped 0.4% to 154.4 pounds sterling in 2005, and reflects the lower cost for prepaid offers, partially offset by the increase in this cost for contract customers.

Thus, acquisition and retention costs as a percentage of revenues rose, from 18.1% in 2004 on an historical basis and 21.9% on a comparable basis in 2005.

The churn rate (see definition in section 5.10 “Financial glossary”) was up 1.5 points (25.4% at December 31, 2004 compared to 26.9% at December 31, 2005), reflecting an increase of 1.7 points in prepay churn (30.5% at December 31, 2004 versus 32.2% at December 31, 2005) and a virtually unchanged contract churn (23.9% at December 31, 2004 compared to 23.8% at December 31, 2005).

Operating expenses for the PCS UK sub-segment totaled 4,180 million euros during 2005, compared with 3,989 million euros in 2004, an increase of 4.8% on an historical basis (6.5% on a comparable basis).

GOM for the PCS UK sub-segment decreased by 10.4% on an historical basis. On a comparable basis, GOM dropped 11.2% to reach 1,651 million euros in 2005, down from 1,859 million euros in 2004. On this same comparable basis, the ratio of GOM to revenues was 28.3% in 2005, down from 32.1% in 2004.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

On an historical basis, capital expenditures on tangible and intangible assets excluding UMTS and GSM licenses fell by 1.5% to 582 million euros in 2005.

On a comparable basis, capital expenditures rose 0.5%, reflecting the increase in capital expenditures related to 3rd generation mobile equipment and infrastructures (UMTS), which offset the decline in capital expenditures excluding mobile networks, particularly IT expenses.

5.3.1.1.3 Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish wireless operator Amena in November 2005 (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), this company, which forms the PCS Spain sub-segment, was fully consolidated over the last two months of 2005. Therefore, for the operating data shown in the table below, the 2004 data on a comparable basis also covers the last two months of 2004.

For information, for the twelve months of 2005, revenues for PCS Spain amounted to 3,212 million euros, the GOM was 1,005 million euros and capital expenditures on tangible and intangible assets excluding licenses represented 552 million euros.

5.3.1.1.3.1 Operating data for PCS Spain

The following table shows the principal operating data for the PCS Spain sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	536	496	–	8.0%	–

GOM	109	116	–	(6.2)%	–
GOM / Revenues	20.2%	23.3%

CAPEX	133	119	–	11.3%	–
CAPEX / Revenues	24.8%	24.1%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	(24)	(4)	–	ns	–

Average number of employees (full-time equivalent)	368	368	–	–	–

Total number of subscribers(1) (thousands)	10,301	9,275	–	11.1%	–
Number of contract customers(1) (thousands)	4,997	4,271	–	17.0%	–
Number of prepaid customers(1) (thousands)	5,304	5,004	–	6.0%	–

ARPU(2) (in €)	301	–	–	–	–
AUPU(2) (in minutes)	120	106	–	13.2%	–
(1)	End of period.
(2)	See definition in section 5.10 “Financial Glossary”.

5.3.1.1.3.2 Revenues for PCS Spain

On a comparable basis, revenues for the PCS Spain sub-segment rose 8.0% during the last two months of 2005 to total 536 million euros.

This growth was generated by the 11.1% jump in the number of customers (a total number of 10.3 million at December 31, 2005) which generally offset the negative impact of 14 million euros related to the decline in the price of call terminations on wireless networks.

This improvement in network revenues was driven by:

-	the impact of the growing number of contract customers (205 thousand customers acquired in the last two months of 2005), on which the ARPU is 3 times higher than for prepaid customers (481 euros for contracts, compared with 131 euros for prepaid offers). In addition, contract customers represented 48.5% of the total number of customers at December 31, 2005, up from 46.0% one year earlier;

-	and the improvement in the AUPU, which rose 13.2% (120 minutes in 2005 compared with 106 minutes in 2004 on a comparable basis).

5.3.1.1.3.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS Spain

■	Gross operating margin

Acquisition and retention costs for PCS Spain rose 29.7% on a comparable basis over the last two months of 2005. This movement primarily reflects the increase in new customers over the period.

Customer acquisition and retention costs as a percentage of revenues rose from 20.7% for the last two months of 2004 to 24,9% for the last two months of 2005. The churn rate for contract customers declined to 21.5% for

2005, compared to 24.0% for 2004. The total churn rate also dropped between the two periods (23.8% for 2005 compared with 25.8% for 2004).

Generally, operating expenses included in the GOM rose 12.3% on a comparable basis, up from 381 million euros in 2004 (last two months of the year) to 428 million euros in 2005 (last two months of the year).

The GOM for PCS Spain dropped 6.2% on a comparable basis to 109 million euros in 2005, down from 116 million euros in 2004. This change was primarily driven by the negative impact of 10 million euros because of lower call termination prices on wireless networks.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Capital expenditures excluding GSM and UMTS licenses on a comparable basis climbed 11.3% to reach 133 million euros over the last two months of 2005. This change is the result of the continued deployment of the third generation network (UMTS) and the expansion of the existing network in areas that had been only slightly covered or were not covered by Amena in Spain.

5.3.1.1.4 Personal Communication Services Poland (PCS Poland)

5.3.1.1.4.1 Operating data for PCS Poland

The following table shows the principal operating data for the PCS Poland sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	1,598	1,402	1,247	13.9%	28.1%

GOM	604	522	464	15.8%	30.2%
GOM / Revenues	37.8%	37.2%	37.2%

CAPEX	309	249	222	24.1%	39.5%
CAPEX / Revenues	19.4%	17.8%	17.8%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	295	273	242	8.2%	21.7%

Average number of employees (full-time equivalent)	3,121	2,743	2,743	13.8%	13.8%

Total number of subscribers(1) (thousands)	9,919	7,440	7,440	33.3%	33.3%
Number of contract customers(1) (thousands)	4,035	3,234	3,234	24.8%	24.8%
Number of prepaid customers(1) (thousands)	5,884	4,207	4,207	39.9%	39.9%

(1)	End of period.

5.3.1.1.4.2 Revenues for PCS Poland

On an historical basis, revenues for the PCS Poland sub-segment rose 28.1% to total 1,598 million euros in 2005. This growth reflects the impact of 155 million euros related to the favorable change in the average exchange rate of the Polish zloty between 2004 and 2005.

On a comparable basis, the revenue growth of 13.9% was generated primarily by the rapid rise in the number of PTK Centertel subscribers: as of December 31, 2005, there were over 9.9 million, or an increase of about 33% compared to December 31, 2004.

The growth of the mobile market in Poland (29.2 million mobile customers at December 31, 2005 against 23.1 million the previous year) was mainly due to the growth in the number of prepaid customers (in the first half of 2005 these represented 59.3% of total net additions against 56.5% for the previous year). The market penetration rate rose from 60.3% at December 31, 2004 to 76.7% at December 31, 2005.

In addition, PTK Centertel continues to hold a leading position in terms of net additions (40.3% at December 31, 2005) and to enhance its market share for all offers combined and for each type of offer. Accordingly:

-	overall market share was 33.9% at December 31, 2005, or 1.7 points higher than the previous year;

-	the post-paid market share totaled 35.6% at December 31, 2005, compared with 33.7% at December 31, 2004;

-	and the market share for prepaid offers rose from 31.2% at December 31, 2004 to 32.9% to December 31, 2005.

The combined effect of the PTK Centertel offers rebranding to Orange on September 15, 2005 and the launch of new innovative wireless services and offers allowed PTK Centertel to maintain its leadership position in contract customers. Thus, PTK Centertel’s market share for additional contract customers acquired over the period was 45.8% at December 31, 2005.

5.3.1.1.4.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS Poland

■	Gross operating margin

The GOM for PCS Poland surged from 464 million euros in 2004 on an historical basis and 522 million euros on a comparable basis to 604 million euros in 2005, representing growth of 30.2% on an historical basis and 15.8% on a comparable basis.

On a comparable basis, this growth was due to the increase in revenues, largely offsetting the 12.9% rise in operating expenses. This change was generally the result of the 41.6% increase in service fees and inter-operator costs generated by (i) the growth in interconnection traffic, (ii) the rise in roaming expenses, and (iii) the increase in the number of SMS.

As a result GOM as a percentage of revenues rose from 37.2%, on an historical basis and comparable basis in 2004 to 37.8% in 2005.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

On an historical basis, capital expenditures excluding GSM and UMTS licenses rose 39.5% to total 309 million euros in 2005.

Over the same period, capital expenditures rose 24.1% on a comparable basis, primarily reflecting higher expenditures for the deployment of the EDGE and UMTS technologies on the networks and the extension of the 2nd generation network coverage. The ratio of Capex excluding GSM and UMTS licenses to revenues was 19.4% in 2005 compared with 17.8% in 2004 (on an historical and comparable basis).

5.3.1.1.5 Personal Communication Services Rest of World (PCS Rest of world)

5.3.1.1.5.1 Operating data for PCS Rest of world

The following table shows the principal operating data for the PCS Rest of World sub-segment for the periods ended December 31, 2005 and 2004.

(million of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	5,991	5,170	5,290	15.9%	13.3%

GOM	2,471	2,026	1,980	22.0%	24.8%
GOM / Revenues	41.2%	39.2%	37.4%

CAPEX	1,138	848	815	34.1%	39.6%
CAPEX / Revenues	19.0%	16.4%	15.4%
UMTS / GSM licenses	97	7	7	ns	ns

GOM – CAPEX	1,333	1,177	1,165	13.2%	14.4%

Average number of employees (full-time equivalent)	12,044	11,409	11,804	5.6%	2.0%

Total number of subscribers(1) (thousands)	26,807	20,413	19,768	31.3%	35.6%
(1)	End of period.

5.3.1.1.5.2 PCS Rest of World Revenues

Revenues for the PCS Rest of World sub-segment rose 13.3% on an historical basis to total 5,991 million euros in 2005. This change includes the negative impact of 132 million euros resulting from changes in the scope of consolidation and other changes, which were partially offset by the favorable impact of foreign exchange fluctuations, primarily on the Egyptian pound (an increase of 21 million euros). The changes in the scope of consolidation included:

-	the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

-	the full consolidation of Sonatel Mobiles and Ikatel from July 1, 2005, effective July 1, 2004 on a comparable basis (see section 5.1.2.1.2 “Data on a comparable basis”);

-	and the inclusion in the scope of consolidation of entities controlled or under the significant influence of the international subsidiary Getesa on January 1, 2005, effective January 1, 2004 on a comparable basis.

On a comparable basis, revenues grew 15.9%, driven by the total increase of 31.3% in the number of active customers and by the dynamic growth in the subsidiaries, particularly in Romania, Belgium, Egypt, Slovakia, Switzerland and the Netherlands.

Revenues in Belgium, totaled 1,453 million euros in 2005, up from 1,345 million euros in 2004, an increase of 8.0% (on both an historical and comparable basis). The ARPU was 456 euros at December 31, 2005. The number of Mobistar customers grew 2.4% to total 2.9 million customers at December 31, 2005.

In Switzerland, revenues grew 5.0% on an historical basis (5.8% on a comparable basis) reaching 876 million euros in 2005. ARPU was 696 euros at December 31, 2005. The number of Orange Switzerland customers rose 9.8%, totaling 1.2 million customers at December 31, 2005.

In Romania, revenues grew 39.1% on an historical basis (39.2% on a comparable basis), reaching 870 million euros in 2005. ARPU was 144 euros at December 31, 2005. The number of Orange Romania customers rose 38.2%, to total 6.8 million customers at December 31, 2005.

In the Netherlands, revenues grew 8.3%, on both an historical and comparable basis, reaching 635 million euros in 2005. ARPU was 295 euros at December 31, 2005. The number of Orange Nederland customers rose 12.5%, reaching 1.9 million customers at December 31, 2005.

In Slovakia, revenues grew 15.7%, on an historical basis (11.5% on a comparable basis), reaching 556 million euros in 2005. ARPU was 218 euros at December 31, 2005. The number of Orange Slovensko customers rose 6.7%, reaching 2.5 million customers at December 31, 2005.

In Egypt, revenues grew 25.3% on a historical basis (16.9% on a comparable basis) reaching 539 million euros in 2005. ARPU totaled 137 euros at December 31, 2005. The number of ECMS customers (consolidated at 71.25% as of December 31, 2005) rose 66.7%, to total 4.8 million customers at December 31, 2005.

Other subsidiaries include Orange Ivory Coast, Orange Dominicana, Orange Cameroon, Sonatel Mobiles in Senegal, Mobilecom in Jordan, Voxtel in Moldova, Ikatel in Mali, Orange Madagascar, Orange Botswana and Cell Plus in Mauritius. These subsidiaries recorded revenue growth of 8.5% on an historical basis and 28.6% on a comparable basis to total 1,063 million euros in 2005. The total number of customers for all these companies surged by 68.6% on an historical basis and 44.9% on a comparable basis, representing a total of more than 6.6 million customers as of December 31, 2005.

5.3.1.1.5.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS Rest of World

■	Gross operating margin

On an historical basis, the operating expenses for the PCS Rest of world sub-segment increased 6.7% on an historical basis, reaching 3,521 million euros in 2005.

On a comparable basis, expenses were up 12.0% because of the increase in operating expenses, excluding labour expenses (wages and employee benefit expenses), principally in Belgium, Romania, and Switzerland and in the growing subsidiaries in the Dominican Republic and Egypt. The increases reflected the following items:

-	service fees and interoperator costs, up 14.1% due to the growth of mobile traffic;

-	commercial expenses up 12.1%, due to the increase in the number of customers, primarily in Switzerland, the Dominican Republic, Romania and the African subsidiaries;

-	real estate expenses.

The GOM for PCS Rest of World rose 24.8% on an historical basis to total 2,471 million euros in 2005, compared with 1,980 million euros in 2004. On a comparable basis, the GOM was up 22.0%. The ratio of GOM to revenues equaled 41.2% in 2005, compared with 37.4% in 2004 on an historical basis and 39.2% on a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets excluding GSM and UMTS licenses totaled 1,138 million euros for 2005, against 815 million euros for 2004, representing a 39.6% increase between the two periods on an historical basis (34.1% on a comparable basis). The expenditures were made to deploy EDGE and UMTS technologies on the networks (particularly in Switzerland, Belgium, Romania and Slovakia) and to extend the 2nd generation network.

■	GSM and UMTS licenses

In 2005, expenditures to acquire mobile licenses represented 97 million euros. They were made to acquire additional GSM frequencies, by ECMS in Egypt for 64 million euros, and the acquisition of a 3rd generation license (UMTS technology) by Orange Romania for 28 million euros.

In 2004, an extension of the GSM license obtained by the Orange subsidiary in the Dominican Republic for 7 million euros (historical basis) was the only mobile license acquisition for the period.

5.3.1.2 From gross operating margin to operating income for Personal Communication Services (PCS)

The table below shows, for the years ended December 31, 2005 and 2004, the progression from GOM to operating income and details the total operating expenses included between the GOM and operating income in the PCS segment.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	8,471	8,225	8,076	3.0%	4.9%

Employee profit-sharing	(75)	–	(72)	–	4.2%
Share-based compensation	(45)	–	(124)	–	(63.7)%
Depreciation and amortization	(3,436)	(3,394)	(3,388)	1.2%	1.4%
Impairment of goodwill	–	–	–	–	–
Impairment of non-current assets	(363)	–	(5)	–	ns
Gains (losses) on disposal of assets	–	–	–	–	–
Restructuring costs	(1)	–	(15)	–	(93.3)%
Share of profits (losses) of associates	(15)	–	–	–	–

Operating income	4,536	–	4,472	–	1.4%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

5.3.1.2.1 Depreciation and amortization for PCS

On an historical basis, depreciation and amortization increased 1.4%, reaching 3,436 million euros in 2005.

On a comparable basis, amortization and deprecation rose from 3,394 million euros in 2004 to 3,436 million euros in 2005. This change reflects the increase in depreciation and amortization within the PCS France sug-segment related to the substantial capital expenditures made in 2004 (primarily in EDGE and UMTS technologies), and in the PCS Spain sub-segment because of the start of amortization of the Amena customer base in 2005. This offset the decline in depreciation and amortization within PCS United Kingdom due to the end of the amortization of the Orange UK subscriber base.

5.3.1.2.2 Other operating expenses included between GOM and operating income for PCS

Other operating expenses included between the GOM and operating income are described, for the Group, in section 5.2.2 “From Group gross operating margin to operating income”.

5.3.1.2.3 Operating income for PCS

Operating income for the Personal Communication Services business segment totaled 4,536 million euros for 2005, compared with 4,472 million euros in 2004, on an historical basis. This 64 million euros increase between the two periods was generated by the combined impact of the growth in the GOM and the decrease in share-based compensation (an expense of 45 million euros in 2005 compared with an expense of 124 million euros in 2004), which largely offset depreciation and amortization and the impairment of non-current assets (a charge of 363 million euros in 2005 compared with a charge of 5 million euros in 2004).

5.3.2 HOME COMMUNICATION SERVICES (HCS)

The “Home Communication Services” segment (HCS) is composed of fixed telecommunications services (fixed telephony, Internet services, operator services) and the distribution activities and shared functions provided to the other segments of the France Telecom group.

Home Communication Services is composed of three sub-segments:

-	the HCS France sub-segment;

-	the HCS Poland sub-segment, consisting primarily of the subsidiary TP S.A.;

-	and the Rest of the world sub-segment, composed of the international subsidiaries outside Poland, primarily, Spain, Senegal, Ivory Coast, Mauritius and Jordan for fixed services, and Wanadoo Spain, Wanadoo United Kingdom and Wanadoo Netherlands for the Internet and ADSL broadband business.

5.3.2.1 From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Home Communication Services (HCS)

The following table provides the principal operating data for the Home Communication Services (HCS) segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	22,534	22,800	22,440	(1.2)%	0.4%

GOM	7,538	7,602	7,401	(0.8)%	1.9%
GOM / Revenues	33.5%	33.3%	33.0%

CAPEX	2,537	2,103	2,051	20.6%	23.7%
CAPEX / Revenues	11.3%	9.2%	9.1%

GOM – CAPEX	5,001	5,499	5,350	(9.1)%	(6.6)%

Average number of employees (full-time equivalent)	139,886	148,566	148,335	(5.8)%	(5.7)%

The following table shows for 2004 the main restatements made for the transition from data on an historical basis to data on a comparable basis for the Home Communication Services (HCS) segment.

(millions of euros)	Transition from data on historical basis to data on comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on historical basis at December 31, 2004	22,440	7,401	(3,935)	2,051	5,350	148,335

Changes in scope of consolidation	(4)	21	4	(2)	23	313
Other changes(1)	(2)	5	259	(2)	7	(82)
Foreign exchange fluctuations(2)	366	175	(117)	56	119	–

Data on comparable basis at December 31, 2004	22,800	7,602	(3,789)	2,103	5,499	148,566
(1)	For depreciation and amortization: Impact of the review of useful life of non-current assets, conducted as part of preparing the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS (see section below and Note 2 to the consolidated financial statements).
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

The principal changes in the scope of consolidation and other changes included in the transition from data on an historical basis to data on a comparable basis for the Home Communication Services (HCS) segment are:

-	the review of useful life of non-current assets. In order to prepare the Group’s consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS, a Group-wide project to review the useful life of non-current assets was completed. The principal impacts in 2005 of this Group-wide review were an extension of the useful life of certain categories of non-current assets and a decrease in depreciation and amortization (see Note 2 to the consolidated financial statements);

-	sale of France Telecom Câble (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis;

-	the full consolidation of the Sonatel company from July 1, 2005, effective July 1, 2004 in the data on a comparable basis (see section 5.1.2.1.2 “Data on a comparable basis”);

-	and the inclusion in the scope of consolidation of the entities controlled or under the significant influence of the international subsidiaries Wanadoo Jordan and Télécom Vanuatu Ltd on January 1, 2005, effective on January 1, 2004 in the data on a comparable basis, and of the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd on November 1, 2005, effective on November 1, 2004 in the data on a comparable basis. The consolidation of the entities controlled or under significant influence is the result of the application of the IFRS.

The following table shows, for 2004, the foreign exchange fluctuations included in the transition from data on an historical basis to data on a comparable basis for Home Communication Services (HCS).

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
		Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX
Polish zloty	PLN	373	177	(118)	59	118
Pound sterling	GBP	(3)	–	–	–	–
Other currencies		(4)	(2)	1	(3)	1

Foreign exchange fluctuations(1)		366	175	(117)	56	119
(1)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

5.3.2.1.1 Home Communication Services France (HCS France)

5.3.2.1.1.1 Operating data for HCS France

The following table shows the principal operating data for the HCS France sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

GOM	5,920	5,748	5,763	3.0%	2.7%
GOM / Revenues	33.4%	32.1%	32.0%

CAPEX	1,805	1,383	1,403	30.5%	28.7%
CAPEX / Revenues	10.2%	7.7%	7.8%

GOM – CAPEX	4,114	4,365	4,360	(5.7)%	(5.6)%

Average number of employees (full-time equivalent)	101,593	106,677	107,076	(4.8)%	(5.1)%

5.3.2.1.1.2 Revenues for HCS France

The following table shows the revenues, by product line, of the HCS France sub-segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Consumer services	9,677	9,776	9,886	(1.0)%	(2.1)%
Carrier services	5,504	5,591	5,577	(1.6)%	(1.3)%
Other HCS in France	2,537	2,547	2,539	(0.4)%	(0.1)%

HCS France revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

■	Revenues for HCS France

The following table shows revenues and the principal business indicators for Consumer Services in the HCS France sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Subscription fees	4,173	4,007	4,007	4.2%	4.2%
Calling services	3,106	3,580	3,580	(13.2)%	(13.2)%
Online and Internet access services	1,534	1,293	1,293	18.6%	18.6%
Sub-total Consumer fixed-line services	8,813	8,880	8,880	(0.8)%	(0.8)%
Other Consumer services	864	896	1,006	(3.5)%	(14.1)%

Revenues for Consumer Services	9,677	9,776	9,886	(1.0)%	(2.1)%

Number of Consumer telephone lines(1) (millions)	26.9	–	27.5	–	(2.0)%

“Voice” telephone traffic of Consumer subscribers(2) (billions of minutes)	49.0	–	53.9	–	(9.2)%

Number of rate offers subscribed (call packages and rate plans(3) (millions)	11.6	–	10.7	–	8.7%

Packages as % of total customers (3)and(4)	46.8%	–	42.5%	–	–

Number of Consumer subscribers to ADSL broadband uses(5) (millions)	4.5	–	2.9	–	52.3%

Number of subscribers to Multiservice offers (thousands):
Number of leased “Livebox”(5)	1,559		234	–	ns
Number of subscribers to “Voice over IP” services(5)	830	–	150	–	ns
Number of subscribers to ADSL TV offers(5)	200	–	69	–	189.8%
(1)	End of period. This figure includes standard analog lines (except for full unbundled lines) and Numéris channels (ISDN), each basic access Numéris channel being accounted for as two lines. The number of Consumer market Numéris channels totaled 1,073 million as of December 31, 2005 versus 1,099 million as of December 31, 2004, or an annual decrease of 2.4%.
(2)	Excluding “Voice over IP” traffic.
(3)	End of period, including “Voice over IP” service offerings.
(4)	The packages rate is defined as the ratio between the number of contracted rate offers and the number of active customers.
(5)	End of period.

Consumer Fixed-line Services include Consumer Subscription Fees, Consumer Calling Services and Online and Internet Access Services. Revenues for Consumer fixed-line services dropped 0.8% in 2005 from the previous year on an historical basis and a comparable basis. The ARPU (see definition in section 5.10 “Financial glossary”) for Consumer fixed-line services remained stable at 27.0 euros in 2005 compared with 26.9 euros in 2004. The effect of the rapid growth in ADSL broadband services and the impact of the rate increase for basic telephone subscription fees on March 3, 2005, more than offset the drop in revenues for Consumer Calling Services.

¡	Consumer subscription fees

The 4.2% increase in revenues of Consumer Subscription Fees (on an historical and comparable basis) is primarily due to the impact of the 7.6% increase in the home telephone subscription which took effect on March 3, 2005. Added to this is the regular increase in revenues from rate options and services in addition to the basic subscription. These favorable effects were partially offset by the impact of the 2.0% drop in the number of phone lines related to the development of full unbundling, the revenues from which are accounted for under Carrier services.

¡	Consumer calling services

In 2005, Consumer calling services revenues declined 13.2% (on an historical and comparable basis). This was due to:

-	the impact of the cuts in the price of calls to mobile phones (made in March 2004 for Bouygues Télécom and in January 2005 for calls to all Orange, SFR and Bouygues Télécom mobiles), and the rate reductions applied to the general rates simultaneously with the increase in the subscription fee rate on March 3, 2005;

-	the decline in the total switched telephone traffic market (measured to the inter-connection), which intensified in the fourth quarter of 2005 under the effect of the growth in “Voice over IP” services”;

-	and market share losses in switched network (RTC) telephone calls. However, these losses were lower than those recorded the previous year because of the success of the new line of rate offers (the “Atout” line) launched on August 24, 2005, which includes unlimited call packages.

The packages rate (ratio between the number of rate offers subscribed and the number of active customers) improved substantially, particularly in the second half of 2005, and was 46.8% at December 31, 2005, up from 42.5% at December 31, 2004. The 4.3 point improvement over a year was generated by the growth in ADSL “Voice over IP” services and the success of the “Atout” line for the switch network (RTC).

¡	Consumer Online and Internet Access Services

The 18.6% jump in revenues for Consumer online and Internet Access Services (on both an historical and comparable basis) was driven by the rapid growth in ADSL broadband services, which was partially offset by rate cuts. There were 4.458 million Consumer subscribers for ADSL broadband usages at December 31, 2005, up from 2.927 million customers one year earlier, an increase of 52.3% in one year.

The growth in high-speed ADSL access was supplemented by:

-	the number of leased Livebox gateways, which totaled 1.559 million at December 31, 2005 compared with 0.234 million one year earlier;

-	the “Voice over IP” offer, which is sold in the form of an option in addition to broadband Internet subscription, had 830,000 customers at December 31, 2005 compared with 150,000 at December 31, 2004;

-	ADSL television, which also grew rapidly, with 199,591 customers at December 31, 2005 compared with 68,880 one year earlier;

-	and the application services that supplement basic services, particularly the anti-virus and anti-spam security offers, which also expanded rapidly.

The impact of the development of broadband ADSL uses was partially offset by:

-	the continued decline in the number of low-speed Internet customers as they migrated to ADSL broadband. There were 1.510 million low-speed customers at December 31, 2005, down from 2.069 million a year earlier;

-	and the downward trend for revenues from the Télétel kiosque.

¡	Other Consumer services

The 14.1% drop in revenues for “Other Consumer services” on an historical basis largely reflects the impact of the sale of France Telecom Câble (FTC) on March 31, 2005. On a comparable basis, the decline in revenues for Other Consumer Services was 3.5%. It was related to the 24.8% drop in public phone traffic and card services and the downward trend in the telephone leasing activity, with the number of leased terminals (excluding Livebox gateways) falling by 19.1% in one year. These negative results were partially offset by the strong growth in revenues from portals and content services (online advertising on the Wanadoo portals). Revenues from the sale of terminals remained stable overall: the growth in sales of DECT terminals driven by the rapid growth of “Voice over IP” services offset the erosion of sales prices.

■	Revenues for carrier services

Carrier services include: (i) Domestic Carrier Services, consisting of interconnection in France with other domestic operators, wholesaling of ADSL access to third-party ISPs, data services to operators, and services linked to unbundled telephone lines, and (ii) Other Carrier services, which include services provided to international operators (call termination for incoming international traffic and transit services). They also include satellite services, the laying and maintenance of underwater cables, network management and engineering services.

The following table shows revenues and the principal business indicators for Carrier Services in the HCS France sub-segment, for periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Domestic carrier services	2,675	2,516	2,516	6.3%	6.3%
Other carrier services	2,829	3,075	3,061	(8.0)%	(7.6)%

Carrier service revenues	5,504	5,591	5,577	(1.6)%	(1.3)%

Domestic interconnection “voice” traffic (billions of minutes)	54.8	–	48.6	–	12.8%

Internet interconnection traffic (billions of minutes)	17.5	–	27.2	–	(35.7)%

Incoming international traffic (billions of minutes)	4.1	–	3.9	–	5.1%

Wholesale sale of ADSL accesses to third-party ISPs(1) (thousands)	1,614	–	1,490	–	8.3%

Number of unbundled telephone lines(1) (thousands)	2,827	–	1,591	–	77.7%
Number of partially unbundled lines(1) (thousands)	2,229	–	1,496	–	49.0%
Number of fully unbundled lines(1) (thousands)	598	–	95	–	ns
(1)	End of period.

Revenues from Carrier Services decreased 1.3% on a historical basis and 1.6% on a comparable basis. The 6.3% increase in Domestic Carrier Services (on an historical and comparable basis) was offset by the drop in Other Carrier Services (down 7.6% on an historical basis and 8% on a comparable basis).

¡	Domestic carrier services

The growth of 6.3% in revenues for Domestic Carrier Services is essentially related to the rapid development of the ADSL broadband market, particularly the unbundling of telephone lines, the number of which almost doubled in one year with 2.827 million (including 597,900 totally unbundled lines) compared with 1.591 million at December 31, 2004 (95,000 fully unbundled lines). At the same time, revenues from the wholesale sale of ADSL accesses to third-party ISPs grew 3.8% as a result of the growth in the number of ADSL accesses sold to third-party ISPs, which totaled 1.614 million accesses at December 31, 2005, up from 1.490 million at December 31, 2004.

Domestic interconnection revenues remained stable in 2005 from the previous year (down 0.3%): the impact of the growth in domestic interconnection “voice” traffic was offset by the substantial decline in “low-speed Internet” interconnection traffic. Finally, revenues from data services to operators (leased lines and Turbo DSL services) rose 5.7%, driven by intra-group sales because of the growth of Orange broadband services in France (EDGE and UMTS technologies).

¡	Other Carrier services

The 7.6% drop on an historical basis (8.0% decrease on a comparable basis) in revenues from Other Carrier Services largely corresponds to the decrease in revenues from services provided to other segments (lower telephone traffic and lower prices linked in particular to call terminations to mobiles). Services provided to other business segments represented 69% of the revenues for the other networks and operators services sub-segment in 2005. Revenues generated by service contracts to satellite operators also fell because of France Telecom’s gradual withdrawal from its space activities.

The impact of these drops was partially offset by the 11.2% growth on an historical basis and 6.4% on a comparable basis in revenues from “international carrier services” tied to the sharp increase in transit services (circuit leasing and call rerouting) recorded in the second half of 2005, while revenues from incoming international calls was impacted by the drop in average royalty prices.

Finally, undersea cable installation and maintenance services remained stable in 2005 compared with the previous year.

■	Revenues from Other Home Communication Services in France

Revenues for Other Home Communication Services in France amounted to 2,537 million euros in 2005 compared with 2,547 million euros in 2004, a drop of 0.1% on an historical basis and 0.4% on a comparable basis.

About three-quarters (73.4% in 2005) of the revenues from Other Home Communication Services in France consists of the income generated by services provided to other business segments, particularly distribution commissions, IT services within the framework of the pooling of the Group’s information systems, and leasing premises.

External revenues consisted of:

-	online commerce, sales and leasing of equipment (excluding the equipment included in the “Personal Communication Services” segment and the Consumer Fixed Services item), customer services such as directory enquiries and home customer support;

-	revenues from developing Research & Development activities (revenues from licenses and software);

-	IT consulting and engineering services for telecommunications operators.

5.3.2.1.1.3 Gross operating margin and capital expenditures on tangible and intangible assets for HCS France

■	Gross operating margin

Operating expenses for the HCS France sub-segment in 2005 totaled 11,798 million euros, compared with 12,239 million euros in 2004 on an historical basis and 12,165 million euros on a comparable basis. Expenses declined 3.6% on an historical basis and 3.0% on a comparable basis.

On a comparable basis, this 367 million euros decrease was primarily due to:

-	lower external purchases, primarily because of the reduction in service fees and inter-operator costs reflecting the decline in the volume of purchases and wireless call termination rate;

-	a decline in other operating income and expenses largely due to non-recurring income (reversal of a 199 million euros provision relating to the Group’s operations in Lebanon, see Note 33 to the consolidated financial statements);

-	and the reduction in labour expenses (wages and employee benefit expenses), primarily because of the drop in the number of employees in the HCS France sub-segment.

These decreases are partially offset by an increase in:

-	other external purchases because of higher expenses for content purchases (soccer, music and fee-based services);

-	and IT and network expenses, primarily due to pooling part of the Group’s IT services and to an increase in technical outsourcing as part of the program to strengthen service quality implemented in the second half of 2004.

The GOM for the HCS France sub-segment rose 2.7% on an historical basis and 3.0% on a comparable basis to total 5,920 million euros in 2005. The ratio of GOM to revenues rose from 32.0% in 2004 on an historical basis and 32.1% on a comparable basis to 33.4% in 2005.

■	Capital expenditures on tangible and intangible assets

Capital expenditures for the HCS France sub-segment jumped 28.7% on an historical basis and 30.5% on a comparable basis to total 1,805 million euros in 2005.

This increase of 422 million euros on a comparable basis primarily reflects the capital expenditures made for information systems, network expansion and restructuring, and customer service platforms.

On this same comparable basis, the principal increases in capital expenditures in 2005 were:

-	IT equipment and programs up 141 million euros, or 49.2%, related to the pooling of a part of the Group’s IT management and purchasing;

-	network equipment and infrastructures (including the increase in expenditures on ADSL), which rose 8.9% or 71 million euros. This change was essentially linked to the deployment of broadband networks, the growth in high-speed use (TV on ADSL, ADSL 2+, etc.), which require an extension or even restructuring of the existing network;

-	customer service platforms (after sales, quality), up 73 million euros.

5.3.2.1.2 Home Communication Services Poland (HCS Poland)

5.3.2.1.2.1 Operating data for HCS Poland

The following table shows the principal operating data of the HCS Poland sub-segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	3,141	3,380	3,011	(7.0)%	4.3%

GOM	1,406	1,581	1,404	(11.1)%	0.1%
GOM / Revenues	44.7%	46.8%	46.6%

CAPEX	448	537	478	(16.5)%	(6.2)%
CAPEX / Revenues	14.3%	15.9%	15.9%

GOM – CAPEX	958	1,045	926	(8.3)%	3.4%

Average number of employees (full-time equivalent)	31,097	34,237	33,966	(9.2)%	(8.4)%

Number of fixed-line telephony customers(1) (thousands)	11,155	11,362	11,362	(1.8)%	(1.8)%
Number of broadband Internet customers(1) (ADSL+SDI(2)) (thousands)	1,168	684	684	70.6%	70.6%

(1)	End of period.
(2)	SDI: rapid Internet access technology.

5.3.2.1.2.2 Revenues for HCS Poland

The currency rates between the Polish zloty and the euro fluctuated favorably between 2004 and 2005 (on average: 1 euro = 4.02 Polish zlotys for the twelve months of activity in 2005 compared with 1 euro = 4.52 zlotys for the same period in 2004).

Therefore, due to the appreciation of the Polish zloty, revenues for the HCS Poland sub-segment rose 4.3% on an historical basis to 3,141 million euros in 2005.

On a comparable basis, revenues for the HCS Poland sub-segment fell 7.0%. This decrease was primarily due to a decline in “voice” revenues (mainly voice traffic), which was offset only in part by (i) increased revenues from growing services such as broadband Internet access and data transmission, and (ii) the increase, to a lesser extent, of wholesale business.

The decline in telephone traffic revenue is due in particular to (i) the growing effect of the fixed-to-mobile substitution, (ii) the Polish operator’s market share decrease following market liberalization (all destinations), and (iii) the challenging competitive environment.

HCS Poland continued the migration of its customers from the traditional initial offers to the New Tariff Plans (launched in 2004) which have a higher subscription rate. Thus, at December 31, 2005, there were more than 3.5 million customers who had opted for the New Tariff Plans. This had the effect of increasing the percentage of customers subscribing to one of these new plans out of the total number of home customers. In addition to the slower decline in traffic (switched voice) and the growth in the percentage of revenues from subscriptions (49% of “voice” revenues in 2005, up from 41% in 2004), the success of these new plans increasingly helped TP S.A. to defend its market share in voice services.

In addition, revenues for broadband Internet access in the HCS Poland sub-segment soared 71% in 2005 on a comparable basis, drawn by the increase of 484 thousand broadband customers in 2005 (1.17 million broadband customers at December 31, 2005 up from 0.684 million one year earlier). This positive trend allowed TP S.A. (i) to maintain a leading position in the broadband market in Poland, with a market share of

71% as of December 31, 2005, and (ii) to generally offset the drop in low-speed revenues, thus generating a 24% increase in total revenues for Internet services in 2005.

Finally, data transmission services (including low and high-speed Internet, data transmission and leased lines), up 15% in 2005, represented 17% of total HCS Poland sub-segment revenues in 2005, against 13% in 2004.

5.3.2.1.2.3 Gross operating margin and capital expenditures on tangible and intangible assets for HCS Poland

■	Gross operating margin

The GOM for HCS Poland rose 0.1% on an historical basis, from 1,404 million euros in 2004 to 1,406 million euros in 2005. This change reflects the positive impact of the currency fluctuations related to the Polish zloty between 2004 and 2005.

On a comparable basis, the GOM fell 11.1% to total 1,406 million euros in 2005. This change was driven primarily by lower revenues, only partially offset by the substantial savings made on costs through the ongoing program to cut operating expenses. On a comparable basis, these gains were primarily achieved in:

-	labour expenses (wages and employee benefit expenses), which fell 10.1% because of a reduction in the number of employees (active employees at year-end) as a result of the restructuring plan, which resulted in a 9.2% reduction in the average number of employees (full-time equivalent) between 2004 and 2005;

-	subcontracting costs, consulting fees and other general expenses;

-	and interconnection charges because of a decline in fixed-line to mobile traffic and wholesale sales, and in the connection rates.

GOM as a percentage of revenues dropped from 46.6% in 2004 on a historical basis and 46.8% on a comparable basis to 44.7% in 2005.

■	Capital expenditures on tangible and intangible assets

On an historical basis, capital expenditures on tangible and intangible assets decreased by 6.2% to reach 448 million euros in 2005, and by 16.5% on a comparable basis. On a comparable basis, this change was driven by (i) the effort to optimize investments in networks and IT purchases (software and licenses) and (ii) lower capital expenditures in 2005 after making the majority of the investments in customer relations management tools in 2004. As a result, the ratio of capital expenditures on tangible and intangible assets to revenues dropped 1.6 point (on both an historical and comparable basis) to equal 14.3% in 2005.

5.3.2.1.3 Home Communication Services (HCS for Rest of World)

5.3.2.1.3.1 Operating data for HCS Rest of World

The following table shows the main operating data for the HCS Rest of World sub-segment at December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	1,837	1,671	1,584	9.9%	16.0%

GOM	213	273	233	(22.0)%	(8.8)%
GOM / Revenues	11.6%	16.3%	14.7%

CAPEX	284	183	168	54.8%	69.0%
CAPEX / Revenues	15.4%	11.0%	10.6%

GOM – CAPEX	(71)	90	65	(179.0)%	ns

Average number of employees (full-time equivalent)	7,196	7,652	7,293	(6.0)%	(1.3)%

Number of broadband Internet customers(1) (thousands)	1,975	1,402	1,402	40.9%	40.9%
(1)	End of period.

5.3.2.1.3.2 Revenues for HCS Rest of World

Revenues for the HCS Rest of World sub-segment rose 16.0% on an historical basis to total 1,837 million euros in 2005, primarily because of the changes in the scope of consolidation (positive impact of 93 million euros), which generally offset the negative effect of foreign exchange fluctuations (6 million euros), which included:

-	the full consolidation of Sonatel from July 1, 2005 (previously held at 42.33%), effective July 1, 2004 in the data on a comparable basis (see section 5.1.2.1.2 “Data on a comparable basis”);

-	and the inclusion in the scope of consolidation of the entities controlled or under the significant influence of the international subsidiaries Wanadoo Jordan and Télécom Vanuatu Ltd on January 1, 2005, effective January 1, 2004 in the data on a comparable basis, and the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd on November 1, 2005, effective November 1, 2004 on a comparable basis. The consolidation of the entities controlled or under significant influence is the result of the application of the IFRS.

On a comparable basis, revenues in the HCS Rest of World sub-segment increased by 9.9%, going from 1,671 million euros in 2004 to 1,837 million euros in 2005. This change primarily reflects the growth of the European subsidiaries, in particular Spain and the United Kingdom, associated with the rapid development of broadband Internet. To a lesser extent, this positive change is due to the growth in Sonatel’s revenues in Senegal.

In Spain, revenues for France Telecom España (646 million euros in 2005 compared with 560 million euros in 2004, on both an historical and comparable basis) rose 15.3% related to the growth in the number of Internet broadband customers. The number of these customers rose from 379 thousand at December 31, 2004 to 563 thousand at December 31, 2005, an increase of 48.6%. The percentage of broadband customers in the total Internet customer base rose from 26.1% at December 31, 2004 to 43.6% at December 31, 2005. The overall customer base went from 1.453 million customers to 1.291 million, a drop of 11.1%.

In the United Kingdom, revenues for Wanadoo UK grew 12.7% on an historical basis, rising from 377 million euros in 2004 to 425 million euros in 2005. On a comparable basis, revenues were up 13.6%, from 374 million euros in 2004 to 425 million euros in 2005. The proportion of broadband customers soared to 44.2% as of December 31, 2005 from 24.1% at December 31, 2004. The number of customers rose from 569 thousand customers to 906 thousand at December 31, 2005, a surge of 59.3%. During the same period, the overall customer base went from 2.359 million customers to 2.051 million customers, for a drop of 13%, reflecting the erosion in low-speed customers.

In Senegal, Sonatel revenues surged 93.3% on an historical basis to total 229 million euros in 2005. This sharp increase in historical data primarily reflects the full consolidation of Sonatel from July 1, 2005 (which had previously been proportionately consolidated at 42.33%). On a comparable basis, the 13.5% growth in revenues reflects the increase in traffic, particularly fixed-line to mobiles. Furthermore, a pre-paid offer was developed to complete the Sonatel offer, which also extended its coverage (“Rural Program” obligation). Thus, the number of fixed-line telephony customers jumped 157% on an historical basis and 8.8% on a comparable basis to more than 266 thousand customers as of December 31, 2005.

In Ivory Coast, revenues for Côte d’Ivoire Télécom slumped 11.4% (on both an historical and comparable basis) to total 158 million euros in 2005. This trend was due to the slowdown in economic activity because of the unstable political situation since November 2004 and to the cut in rates made at the end of 2004. On the other hand, the company’s customers increased to nearly 244 thousand at December 31, 2005, up from 225 thousand at December 31, 2004, a year-on-year increase of 8.6%.

In Jordan, JTC’s revenues declined 2.1% (on both, historical and comparable basis) to 115 million euros in 2005. At the same time, the number of fixed-line customers fell to 251 thousand at December 31, 2005, down 1.5% from the end of 2004.

In the Netherlands, revenues for Wanadoo NL rose 21.9% (on both an historical and a comparable basis) to total 81 million euros in 2005, compared with 66 million euros in 2004. The number of broadband customers rose 11.4%, from 454 thousand customers at December 31, 2004 to 506 thousand customers at December 31, 2005. The proportion of broadband customers rose from 72.1% to 81.4% over the same period. The overall customer base dropped 1.3% to 622 thousand customers at December 31, 2005 compared to around 630 thousand customers at December 31, 2004.

5.3.2.1.3.3 Gross operating margin and capital expenditures on tangible and intangible assets for HCS Rest of World

■	Gross operating margin

The GOM for the HCS Rest of World sub-segment dropped from 233 million euros in 2004 to 213 million euros in 2005, a decline of 8.8% on an historical basis.

On a comparable basis, the 22.0% decline between the two periods was driven by:

-	the deterioration in the GOM of Wanadoo UK because of the growth in the number of broadband customers, along with high customer acquisition costs and commercial expenses for broadband offers;

-	the decrease in the GOM of Côte d’Ivoire Télécom, primarily generated by the significant slowdown of activities because of the unstable political situation in the country since November 2004;

-	and the decline in Sonatel’s GOM in Senegal due to an increase in operating expenses (service fees and inter-operators costs) that was higher than the growth in revenues.

These declines were partially offset by the improved operating profitability of France Telecom España in Spain, linked to growth in broadband Internet activity and the cost-cutting and restructuring plans that began to bear fruit over the second half of 2004 and in 2005;

■	Capital expenditures on tangible and intangible assets

Capital expenditures on tangible and intangible assets for the HCS Rest of World sub-segment totaled 284 million euros in 2005, compared with 168 million euros in 2004 on an historical basis.

On a comparable basis, capital expenditures on tangible and intangible assets rose 54.8%. This increase of 100 million euros between the two periods is largely due to capital expenditure growth at France Telecom España in Spain (up 37 million euros), at Wanadoo in the United Kingdom (36 million euros increase) and at Wanadoo in the Netherlands (10 million euros increase).

In these three countries, the growth of almost 41% in the broadband customer base (a total customer base of close to 1.975 million for ADSL accesses at December 31, 2005) is the main reason for the growth in capital expenditures on:

-	capitalized broadband terminals;

-	continued unbundling of the local loop in Spain;

-	and the deployment of “Voice over IP”-related network infrastructures in the Netherlands, the commercial launch of which in April 2005 explains the significant growth in tangible asset expenditures in 2005.

In this way, the ratio of capital expenditures on tangible and intangible assets to revenues for HCS Rest of World rose from 10.6% in 2004 on an historical basis (11.0% on a comparable basis) to 15.4% in 2005.

5.3.2.2 Gross operating margin to operating income in Home Communication Services (HCS)

The table below shows the progression from GOM to operating income and details total operating expenses included between GOM and operating income for the ECS segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	7,538	7,602	7,401	(0.8)%	1.9%

Employee profit-sharing	(253)	–	(156)	–	62.2%
Share-based compensation	(92)	–	(212)	–	(56.6)%
Depreciation and amortization	(3,116)	(3,789)	(3,935)	(17.8)%	(20.8)%
Impairment of goodwill	(11)	–	–	–	–
Impairment of non-current assets	(14)	–	10	–	ns
Gains (losses) on disposal of assets	–	–	–	–	–
Restructuring costs	(380)	–	(134)	–	183.6%
Share of profits (losses) of associates	35	–	17	–	105.9%

Operating income	3,707	–	2,991	–	23.9%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

5.3.2.2.1 HCS depreciation and amortization

In 2005, depreciation and amortization totaled 3,116 million euros, compared with -3,935 million euros on an historical basis and 3,789 million euros on a comparable basis in 2004. Thus, this item dropped 20.8% on an historical basis and 17.8% on a comparable basis between the two periods.

On an historical basis, the decline of 819 million euros in depreciation and amortization between 2004 and 2005, includes:

-	the positive impact of the review of useful life of non-current assets. The principal impacts in 2005 of this review conducted through the Group were an extension of the useful life of certain categories of non-current assets and a reduction in depreciation and amortization (see Note 2 to the consolidated financial statements). The impact generated by the transition from historical data to data on a comparable basis was 259 million euros in 2004 for the HCS France sub-segment;

-	and the negative impact of exchange rate fluctuations, which amounted to 117 million euros between the two periods, related primarily to the change in the Polish zloty, was partially offset by changes in the scope of consolidation for 4 million euros, due primarily to the sale of the France Telecom Câble (FTC) cable business and the impact of the full consolidation of the Senegalese subsidiaries.

On a comparable basis, depreciation and amortization dropped 673 million euros between 2004 and 2005, reflecting the end of the amortization of:

-	a significant number of non-current assets within HCS France;

-	and the TP S.A. subscriber base (HCS Poland sub-segment).

5.3.2.2.2 Other operating expenses included between the gross operating margin and operating income of HCS

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.2.2 “From Group gross operating margin to operating income”.

5.3.2.2.3 HCS Operating income

The operating income for Home Communication Services (HCS) totaled 3,707 million euros in 2005, an increase of 23.9% over 2,991 million euros in 2004 on an historical basis. This change of 716 million euros between the two periods includes in particular the combined effect of the growth in GOM and the decrease in depreciation and amortization, which largely offset the increase in restructuring costs (an expense of 380 million euros in 2005, versus an expense of 134 million euros in 2004) and employee profit-sharing (a charge of 253 million euros in 2005, as against a charge of 156 million in 2004).

5.3.3 ENTERPRISE COMMUNICATION SERVICES (ECS)

The “Enterprise Communication Services” segment (ECS) groups together the communication services to businesses in France and the global services of the Equant subsidiary.

5.3.3.1 From revenues to gross operating margin in Enterprise Communication Services (ECS)

5.3.3.1.1 Operating data for ECS

The following table shows the principal operating data for the Enterprise Communication Services segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	7,785	8,227	8,235	(5.4)%	(5.5)%

GOM	1,949	2,024	2,039	(3.7)%	(4.4)%
GOM / Revenues	25.0%	24.6%	24.8%

CAPEX	370	386	388	(3.9)%	(4.2)%
CAPEX / Revenues	4.8%	4.7%	4.7%

GOM – CAPEX	1,579	1,638	1,651	(3.6)%	(4.5)%

Average number of employees (full-time equivalent)	16,809	17,024	17,014	(1.3)%	(1.2)%

The following table shows, for 2004, the principal restatements made in the transition from data on an historical basis to data on a comparable basis for Enterprise Communication Services (ECS) segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at December 31, 2004	8,235	2,039	(657)	388	1,651	17,014

Changes in scope of consolidation	(7)	1	1	(1)	2	(124)
Other changes	–	(16)	–	–	(16)	134
Foreign exchange fluctuations(1)	(1)	–	–	(1)	1	–

Data on a comparable basis at December 31, 2004	8,227	2,024	(656)	386	1,638	17,024
(1)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

5.3.3.1.2 Revenues for ECS

The following table shows revenues and the principal business indicators for the Enterprise Communication Services segment, for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Business fixed-telephony in France	2,695	2,965	2,965	(9.1)%	(9.1)%
Business Networks and other Business services in France	3,245	3,350	3,357	(3.1)%	(3.3)%
Global services	2,317	2,345	2,346	(1.2)%	(1.2)%
Eliminations	(471)	(432)	(432)	(9.1)%	(9.0)%

Revenues for Enterprise Communication Services	7,785	8,227	8,235	(5.4)%	(5.5)%

Number of business phone lines in France(1)and(2) (millions)	5.9	–	5.9	–	(0.3)%

Business “voice” telephone traffic in France (billions of minutes)	17.2	–	19.6	–	(12.4)%

Business traffic in low-speed online and Internet access services in France (billions of minutes)	8.3	–	13.3	–	(37.5)%

Total number of permanent accesses to data networks in France(1)and(3) (thousands)	285.6	–	243.9	–	17.1%
including Number of IP-VPN accesses(1)and(3) (thousands) excluding Oléane	128.7	–	71.0	–	81.3%

Total number of leased lines to Businesses in France(3) (thousands)	72.5	–	97.0	–	(25.3)%

Number of Business Everywhere mobile services users in France(1) (thousands)	407.8	–	321.7	–	26.8%
(1)	End of period.
(2)	This figure includes standard analog lines (not including completely unbundled lines) and the Numéris (ISDN) channels, each Numéris channel being accounted for as one line. It does not include completely unbundled telephone lines.
(3)	Access by customers outside the France Telecom group, excluding carriers market.

Revenues for the Enterprise Communication Services segment were down by 5.5% on an historical basis and by 5.4% on a comparable basis, to 7,785 million euros in 2005. The drop in Business Fixed Telephony in France and the impact on Business Networks of current technological migrations toward IP and DSL media were partially offset by growth in business services activities. In the context of the transformation of its activity toward IP technology and services, the Enterprise Communication Services segment is increasingly meeting the demand for:

-	fixed-line to mobile convergent offers,

-	mobility solutions,

-	and innovative services, such as integration services, consulting, project management, critical application management for customers, partial or total outsourcing of business communication services.

■	Revenues from business fixed telephony in France

Revenues for Business fixed-telephony in France (which includes Business Calling Services, Business Subscription Fees and Business Online Services) totaled 2,695 million euros in 2005. This was down 9.1% (on historical and comparable basis), driven by the drop in revenues from Business Calling Services and, to a lesser extent, the decline in revenues from Business Subscription Fees and Business Online Services.

Revenues for Business Calling Services (i.e. 46% of Business Fixed Telephony revenues for 2005) declined 14.6% on an historical basis and 17.3% on a comparable basis, generated by:

-	the 12.4% reduction in Business Calling Services (a decline in both the market measured to the interconnection and a drop in France Telecom’s market shares, primarily on local communications and fixed-line calls to mobiles, with a slowdown seen in the second half of 2005);

-	and the impact of price cuts (due primarily to discounts granted to companies on communications and to rate decreases occurring at the beginning of the year on fixed-to-mobile communications).

Revenues for Business Subscription Fees (48% of the revenues for Business Fixed- line Telephony in France in 2005) declined 2.2% on an historical basis and 1.4% on a comparable basis. The number of equivalent business phone lines dropped slightly from the previous year, with 5.9 million equivalent lines at December 31, 2005, with Numéris lines gradually replaced by IP accesses as part of its transformation.

Business Online Services represent the bulk of the activity of the Audiotel telephone kiosk, which offers electronic information services accessible by telephone, as well as home banking and weather services. Revenues for Business online services dropped 16.1% on an historical basis in 2005 compared to 2004. This decline was primarily driven by the downturn in Audiotel traffic.

■	Revenues from Enterprise Networks and other Enterprise services in France

Revenues for Business Networks and Other Business Services in France totaled 3,245 million euros in 2005. Revenues fell 3.3% on an historical basis and 3.1% on a comparable basis, primarily related to the decline in revenues for Business Networks in France.

Revenues for Business Networks in France (83% of the revenues of Business Networks and Other Business Services in France in 2005) amounted to 2,680 million euros in 2005. Revenues fell 2.8% on an historical and comparable basis, primarily related to technological migrations, which resulted in:

-	a 12.2% drop in revenues on leased lines acquired by clients outside the France Telecom group (564 million euros in 2005), which reflects the migration of businesses toward more recent technologies. The drop in the overall volume of leased lines by Businesses was 25.3% at the end of December 2005 compared with the end of December 2004 on low- and medium-speed analog and leased lines, in particular 64-128 kbit/second lines. Some of these lines are being replaced with IP on DSL accesses, the number of which is growing rapidly. At December 31, 2005, the share of permanent data network accesses utilizing DSL technology reached 67%, compared to 51% one year earlier. In addition, revenues for very high-speed services (with MAN Ethernet and Ethernet LINK which offer the flexibility, security and performance of a private Ethernet network) were up, offsetting the drop in revenues from traditional leased lines);

-	revenues from external customers for data network solutions (1,506 million euros in 2005) posted a decrease of 0.7%, while the increase in the number of permanent data network accesses accelerated in 2005 to reach 17.1% at December 31, 2005 (compared to annual growth of 8.5% at December 31, 2004). The slight drop in revenues reflects the impact of changes in the product mix with a growing share observed for IP VPN solutions since 2004. At October 31, 2005, the number of IP VPN accesses represented 45% of the total number of permanent data network accesses compared to 29% one year earlier. The growth in revenues from IP VPN solutions in 2005 almost totally offset the decline in revenues from legacy managed data network products like Frame Relay or X.25.

Revenues for Other Business services in France include network application services, engineering and support services, as well as integrated network services. The growth of these services in 2005 reflects the development of outsourcing activities, added-value services and mobility solutions. In this regard, the number of users of Business Everywhere roaming services in France reached 408 thousand at December 31, 2005, an increase of 26.8% compared to December 31, 2004.

Revenues from Other Business Services in France totaled 565 million euros in 2005 (17% of the revenues of Business Networks and Other Business Services in France in 2005), down 5.9% on an historical basis and 4.7% on a comparable basis. Revenues for low-speed Internet access declined sharply in 2005 from the previous year. At the same time, revenues from broadcasting activities, which represented 11% of the revenues of Business Networks and Other Business Services in France in 2005, remained stable, while equipment revenues (particularly market room equipment for the financial community) surged 12.7%.

■	Revenues from Enterprise Global Services

Enterprise global services dropped 1.2% on an historical basis and on a comparable basis, and amounted to 2,317 million euros in 2005. As the impact of currency fluctuations was negligible, this change (both on an historical and a comparable basis) was driven by the decrease in revenues from network services, which was partially offset by the growth in revenues for solutions and services.

¡	Network services

On a comparable basis, the drop in revenues from network services is the result of:

-	the 4.6% decline in revenues for IP network services and data between 2004 and 2005. This change reflects continued price pressures and disconnections from legacy network service technologies as customer demand increasingly moves toward lower cost IP solutions. Revenues generated by IP services was greater in 2005 than the revenues on older technologies (X.25, X.28, Frame Relay and ATM) compared with 2004;

-	and the growth of 11.1% between 2004 and 2005 in revenues from “voice” and video.

¡	Service activities

The growth in revenues from service activities between 2004 and 2005 reflects the success of the strategy to expand added-valued services to provide global, integrated and customized communications solutions to multinational corporations.

Revenues from professional services, which include sales related to project management services, service management and certain consulting services, surged 22.2% in 2005 on a comparable basis, up in all regions.

Revenues on IT services, which include e-mail services, hosting and security, rose 5.3% on a comparable basis in 2005 over 2004, with the American continent, Europe and Asia Pacific recording steady growth.

Revenues generated by integration services, i.e. the revenues related to site maintenance services, and the sales related to equipment supply and deployment, remained stable between 2004 and 2005 on a comparable basis.

5.3.3.1.3 Gross operating margin for ECS

In 2005, the GOM reached 1,949 million euros, a drop of 4.4% on an historical basis. On a comparable basis, the GOM declined 3.7%. Thus, the ratio of GOM to revenues fell 0.4 point on a comparable basis to 25.0% in 2005.

The drop in the GOM was driven by the downturn in revenues from Fixed-line Telephony in France and Networks in France, partially offset by the savings achieved on service fees and inter-operator costs, generated by (i) lower traffic volumes combined with a cut in fixed-line to mobile call termination rates, and (ii) a reduction in access costs and international and national network costs for Enterprise global Services within a program to streamline operating expenses.

5.3.3.2 From gross operating margin to operating income and capital expenditures on tangible and intangible assets for Enterprise Communication Services (ECS)

The following table shows, for the periods ended December 31, 2005 and 2004, the movement from GOM to operating income, detailing the total operating expenses included between GOM and operating income for the ECS segment.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	1,949	2,024	2,039	(3.7)%	(4.4)%

Employee profit-sharing	(21)	–	(22)	–	(4.5)%
Share-based compensation	(21)	–	(38)	–	(44.7)%
Depreciation and amortization	(477)	(656)	(657)	(27.3)%	(27.4)%
Impairment of goodwill	–	–	(534)	–	ns
Impairment of non-current assets	(191)	–	(+184)	–	3.8%
Gains (losses) on disposal of assets	–	–	–	–	–
Restructuring costs	(73)	–	(32)	–	128.1%
Share of profits (losses) of associates	–	–	12	–	ns

Operating income	1,166	–	584	–	99.7%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

5.3.3.2.1 Depreciation and amortization for ECS

In 2005, depreciation and amortization totaled 477 million euros, down 27.4% on an historical basis and 27.3% on a comparable basis. On both an historical and comparable basis, this decrease, representing primarily the decrease in depreciation and amortization within global communication services, reflects the combined effect of optimized investments in recent years and the depreciation of the asset base recorded in 2004.

5.3.3.2.2 Other operating expenses included between gross operating margin and operating income for ECS

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.2.2 “Group gross operating margin to operating income”.

5.3.3.2.3 Operating income for ECS

Operating income for the Enterprise Communication Services (ECS) segment soared 99.7%, from 584 million euros in 2004 to 1,166 million euros in 2005. This growth between the two periods reflects the impact of the decrease in depreciation and amortization combined with the absence of impairment of goodwill in 2005 compared with an expense of 534 million euros in 2004.

5.3.3.2.4 Capital expenditures on tangible and intangible assets for ECS

Capital expenditures on tangible and intangible assets totaled 370 million euros in 2005, down 4.2% from 2004 on an historical basis and 3.9% on a comparable basis.

5.3.4 DIRECTORIES

The “Directories” segment corresponds to the PagesJaunes Group’s activities in the publication of printed and online directories, their distribution, the sale of advertising space, the sale of marketing databases, and the creation of Internet sites for advertisers.

The activities of the Directories segment are based firstly on PagesJaunes in France, and as well as its international operations, particularly QDQ in Spain and its other subsidiaries (direct marketing and geographic services).

5.3.4.1 From revenues to gross operating margin for Directories

5.3.4.1.1 Operating data for Directories

The table below shows the key operating data for the Directories segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	1,061	1,001	978	6.0%	8.5%

GOM	463	413	407	12.1%	13.7%
GOM / Revenues	43.7%	41.3%	41.6%

CAPEX	12	6	8	84.2%	50.0%
CAPEX / Revenues	1.1%	0.6%	0.8%

GOM – CAPEX	451	407	399	11.0%	13.0%

Average number of employees (full-time equivalent)	4,677	4,464	4,233	4.8%	10.5%

Number of Internet advertisers (thousands)	381	333	333	14.4%	14.4%

The following table shows, for 2004, the principal restatements related to the transition from historical data to data on a comparable basis for the Directories segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at December 31, 2004	978	407	(10)	8	399	4,233

Changes in scope of consolidation and others	23	6	–	(2)	8	231
Foreign exchange fluctuations(1)	–	–	–	–	–	–

Data on a comparable basis at December 31, 2004	1,001	413	(10)	6	407	4,464
(1)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

As currency fluctuations were almost zero, the main differences between the data on an historical basis and on a comparable basis result from changes in the scope of consolidation.

5.3.4.1.2 Revenues for Directories

Revenues for Directories totaled 1,061 million euros, representing an increase of 8.5% in 2005 over 2004 on an historical basis. This growth was driven by changes in the scope of consolidation, which had a positive impact of 23 million euros on revenues. These changes reflect the consolidation of the entities controlled or under significant influence by various subsidiaries within the Directories segment, with:

-	the consolidation of Eurodirectory, Kompass Belgique, Editus Luxembourg and Edicom on January 1, 2005, effective on January 1, 2004 in the data on a comparable basis; the consolidation of the entities controlled or under significant influence are the result of the application of the IFRS;

-	and the acquisition of e-sama on February 1, 2005, effective on February 1, 2004 in the data on a comparable basis.

On a comparable basis, the 6.0% growth in revenues was generated by the following elements:

-	an improved product offer both in printed directories and online services, due to the successful launching of innovative advertising formats;

-	increase in average revenues per advertiser;

-	acquisition of new customers;

-	and the rate increase driven by audience growth.

■	Revenues for PagesJaunes in France

The revenues of PagesJaunes in France totaled 956 million euros in 2005, up from 904 million euros in 2004 (both on an historical basis and a comparable basis), an increase of 5.8%. The growth in PagesJaunes business was driven by the 12.0% growth in revenues from Online Services and by the 3.1% rise from Printed Directories.

Revenues for Printed Directories advanced from 619 million euros in 2004 (both historical and comparable bases) to 638 million euros in 2005, under the combined effect of the growth in advertising products related to local display and a rate increase.

Revenues for Online Services rose 12% to total 285 million euros in 2005 versus 255 million euros in 2004 (on an historical and comparable basis) and represented 29.8% of PagesJaunes revenues in France in 2005 compared with 28.2% in 2004. The engine of this growth was primarily the 39% increase in the revenues of pagesjaunes.fr over the period as a result of an expanded product offering and an increase in the number of advertisers. Average revenues per advertiser rose 23.5% to 631 euros in 2005, based on audience growth and an expanded product offering, like the “Totem” display offers and advertising products related to local Internet advertising (“e-pub”). Since November 2004, the enhancement of the product line of the entry-level “En savoir +” (“Find out more”) offer contributed to higher customer loyalty and the growth of revenues in 2005. This innovative product integrates features like audience tracking that can be consulted by the advertiser and, since November 2005, free telephone contact (“click to talk”). The number of advertisers on pagesjaunes.fr rose 10.3% to 339,553 advertisers as of December 31, 2005. In addition, the average number of monthly visits to pagesjaunes.fr surged from 36 million in December 2004 to 48.7 million one year later, an increase of 35.3%.

Revenues from “Other Activities”, which include the revenues from the telephone information (not significant in 2005) rose from 30 million euros in 2004 on an historical and comparable basis to 33 million euros in 2005.

■	Revenues for International Activities and other subsidiaries

The revenues recorded by the International Activities and other subsidiaries sub-segment totaled 109 million euros in 2005, an increase of 42.4% over 2004 on an historical basis and 9.4% on a comparable basis. This growth on a comparable basis was driven primarily by the increase in revenues for the QDQ Media subsidiary in Spain.

Revenues from the Directories that give access to individual subscribers, including the activities of QDQ Media, Editus in Luxembourg and Edicom in Morocco totaled 53 million euros, an increase of 44.1% in 2005 on an historical basis and 10.2% on a comparable basis. This growth derives from the increase in average revenues per advertiser on printed media and the near doubling of revenues from the qdq.com Internet activities.

Revenues from Kompass Activities in France, Belgium and Luxembourg reached 29 million euros in 2005, a growth of 25.6% in historical data and 7.1% on a comparable basis.

Revenues from “Direct marketing and geographic services”, including Wanadoo Data, e-sama and Mappy, totaled 27 million euros for 2005, growing 62.0% on an historical basis and 10.6% on a comparable basis.

5.3.4.1.3 Gross operating margin for Directories

The GOM for the Directories segment posted growth of 13.7% on an historical basis (12.1% on a comparable basis), climbing from 407 million euros in 2004 to 463 million euros in 2005. On a comparable basis, this improvement was primarily driven by the steady growth in revenues and control of publishing costs (paper, printing and distribution of the directories).

In particular, QDQ Media in Spain confirmed its turnaround, benefiting from revenue growth and controlled recovery. The ratio of GOM to revenues for Directories rose from 41.6% on an historical basis (41.3% on a comparable basis) in 2004, to 43.7% in 2005, a 2.1 point improvement.

5.3.4.2 From gross operating margin to operating income and capital expenditures on tangible and intangible assets for Directories

The table below shows the progression from GOM to operating income for the years ended December 31, 2005 and 2004, and details the total operating expenses included between the GOM and operating income for the Directories segment.

(millions of euros)	Year ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	463	413	407	12.1%	13.7%

Employee profit-sharing	(33)	–	(30)	–	10.0%
Share-based compensation	(20)	–	(25)	–	(20.0)%
Depreciation and amortization	(10)	(10)	(10)	–	–
Impairment of goodwill	–	–	–	–	–
Impairment of non-current assets	–	–	–	–	–
Gains (losses) on disposal of assets	–	–	–	–	–
Restructuring costs	–	–	–	–	–
Share of profits (losses) of associates	–	–	1	–	ns

Operating income	400	–	343	–	16.6%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

5.3.4.2.1 Depreciation and amortization for Directories

Depreciation and amortization totaled 10 million euros in 2005, almost stable from the previous year (historical basis and comparable basis).

5.3.4.2.2 Other operating expenses included between GOM and operating income for Directories

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.2.2 “Group gross operating margin to operating income”.

5.3.4.2.3 Operating income for Directories

Operating income for the Directories segment improved by 16.6%, at 400 million euros in 2005, recording the combined effect of growth in revenues and the GOM.

5.3.4.2.4 Capital expenditures on tangible and intangible assets for Directories

Capital expenditures for the Directories segment remain structurally insignificant. They rose from 8 million euros in 2004 on an historical basis and 6 million euros on a comparable basis to 12 million euros in 2005, representing 1.1% of revenues. This increase was generated primarily by the upgrading of the Publishing Information System for PagesJaunes in France.

5.4 CASH FLOWS, CAPITAL RESOURCES AND FINANCIAL DEBT

This section is divided into three main parts: (i) an analysis of the Group’s liquidity and cash flows, discussing net cash provided by operating activities, net cash used in investing activities, net cash used in financing activities, and cash and cash equivalents at end of year, (ii) a presentation of the Group’s financial debt and financing resources.

5.4.1 LIQUIDITY AND CASH FLOWS

The following table shows the simplified consolidated cash flows for the France Telecom group for the periods ending December 31, 2005 and 2004 (for further details, see the “Consolidated Statement of Cash Flows” in the consolidated financial statements).

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities	(11,677)	(5,591)
Net cash used in financing activities	(860)	(7,346)

Net change in cash and cash equivalents	837	(240)

Effect of exchange rates changes on cash and cash equivalents	107	23
Cash and cash equivalents at beginning of year	3,153	3,370

Cash and cash equivalents at end of year	4,097	3,153

Net cash provided by operating activities totaled 13,374 million euros in 2005, an improvement of 677 million euros over 2004 (12,697 million euros). Net cash used in investment activities totaled 11,677 million euros in 2005, based primarily on the acquisition of the Spanish mobile operator Amena (see section 5.2.4.1.3 “Financial investments”), compared with only 5,591 million euros in 2004. Finally, net cash used in financing activities represented a need for 860 million euros in 2005, compared to a need for 7,346 million euros in 2004.

The table below calculates the organic cash flow indicator for the France Telecom group for the years ended December 31, 2005 and 2004. France Telecom uses organic cash flow (see definition in section 5.10 “Financial glossary” and section 5.9 “Use of non-GAAP financial measures”) as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see definition in section 5.10 “Financial glossary”) and excluding proceeds from the sale of other investment securities and businesses (net of cash transferred).

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities	(11,677)	(5,591)

Cash paid for investment securities (net of cash acquired) and investments in associates	7,603	2,922
Payment of Equant Contingent Value Rights certificates (CVRs)	–	2,015
Proceeds from sale of other investment securities and businesses (net of cash transferred)	(1,595)	(2,715)
Change in marketable securities and other long-term assets	(224)	(1,640)

Organic cash flow	7,481	7,688

Organic cash flow amounted to 7,481 million euros in 2005, compared with 7,688 million euros in 2004. Meeting the objectives of the “TOP” program (see section 5.1.3.2.3 “TOP Program: objectives achieved”)

accelerated the implementation of the Group’s integrated operator strategy in 2005, with significant financial investments (7,603 million euros, including 6,038 million euros for the acquisition of the Spanish wireless operator Amena, see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), but also allowed the Group to invest in growth with a substantial increase in capital expenditures on tangible and intangible assets in the business segments driving growth (see section 5.2.4.1.1 “Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses”).

Moreover, France Telecom’s acquisition on January 17, 2005 of 3.57% of TP S.A. (until then held by Tele Invest II), and its acquisition on October 12, 2004 of 10% minus one share of TP S.A. capital (until then held by Tele Invest), appears in the accounts in net cash used in financing activities as repayment of a loan following the consolidation of Tele Invest and Tele Invest II in 2004. These transactions resulted in a payment of 351 million euros for Tele Invest II in 2005, and a payment of 1,902 million euros for Tele Invest in 2004 (see section 5.4.1.3.2 “Borrowings, redemption and other repayments”).

The principal transactions for 2005 that had no impact on cash flows are described in Note 31 to the consolidated financial statements.

5.4.1.1 Net cash provided by operating activities

Net cash provided by operating activities totaled 13,374 million euros in 2005, an increase of 677 million euros over 2004 (12,697 million euros). This change results primarily from:

-	the 2.8% increase in the GOM between the two periods, representing a positive impact of 493 million euros;

-	the positive impact of the change in total working capital requirements (see definition in section 5.10 “Financial glossary”) between 2004 and 2005, for 428 million euros. In effect, the change in total working capital requirements had a positive impact of 997 million euros on net cash flows generated by operating activities in 2005, after a positive impact of 569 million euros in 2004.

As a result, in particular, of the work to reduce total working capital requirements initiated as part of the “TOP” program, the change in operating working capital requirements (see definition in section 5.10 “Financial glossary”) was a positive 783 million euros in 2005. This improvement in 2005 was in addition to the improvement already achieved in 2004 (positive impact of 796 million euros), representing a decrease of 1,579 million euros over the last two years;

-	and the negative impact of the increase in payments made for the early retirement plan in the amount of 127 million euros.

5.4.1.2 Net cash used in investing activities

Net cash used in investing activities include acquisitions and disposals of tangible and intangible assets (net of the change in non-current asset suppliers), acquisitions and sales of investment securities and businesses (net of the cash acquired or transferred), investments in associates (net of the cash acquired or transferred), and the change in marketable securities and other assets.

Net cash used in investing activities totaled 11,677 million euros in 2005, compared with 5,591 million euros in 2004.

5.4.1.2.1 Acquisitions and sales of tangible and intangible assets

Acquisitions and disposals of tangible and intangible assets include the acquisitions of tangible and intangible assets (capital expenditures on tangible and intangible assets including the GSM and UMTS licenses and excluding investments financed through finance leases) (see Note 3 to the consolidated financial statements), the change in non-current asset suppliers, and the gain on disposals of tangible and intangible assets.

Acquisitions of tangible and intangible assets rose substantially to an amount of 6,142 million euros in 2005 from an amount of 5,141 million euros in 2004 (see section 5.2.4.1.1 “Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses”).

The change in amounts due to fixed asset suppliers was a positive amount of 34 million euros in 2005, compared to a negative amount of expense of 67 million euros in 2004.

Proceeds on the disposal of tangible and intangible assets amounted to 215 million euros in 2005, compared to 199 million euros in 2004.

5.4.1.2.2 Acquisitions and sales of investment securities and investments in associates

Financial investments in 2005 amounted to 7,603 million euros, compared to 4,937 million euros in 2004 (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements).

In 2005, the principal financial investments were the acquisition of nearly 80% of the Spanish mobile operator Amena for 6,038 million euros net of cash acquired, the purchase of all the minority interests in Equant for 590 million euros and in Orange Slovensko for 502 million euros, and the partial acquisition of the minority interests in Orange Romania for 404 million euros.

In 2004, the principal financial investments were the purchase of all the minority interests in Wanadoo S.A. for 2,373 million euros and in Orange S.A. for 469 million euros, as well as the payment of the Equant CVR’s (Contingent Value Rights Certificates) for 2,015 million euros.

In addition, income from the disposal of investment securities and businesses, net of the cash transferred, totaled 1,595 million euros in 2005, compared with 2,715 million euros in 2004 (see Note 4 to the consolidated financial statements).

In 2005, income from the sale of investment securities and businesses, net of cash transferred, primarily came from PagesJaunes Group for 440 million euros, Tower Participations SAS, the company holding TDF, for 400 million euros, France Telecom Câble (FTC) and the cable networks of the France Telecom Group for 311 million euros, MobilCom AG for 265 million euros and Intelsat for 115 million euros.

In 2004, most of the income from the sale of investment securities and businesses, net of cash transferred, came from PagesJaunes Group for 1,443 million euros, Orange Denmark for 610 million euros, STMicroelectronics for 472 million euros and Radianz for 89 million euros.

5.4.1.2.3 Change in securities and other assets

In 2005, marketable securities and other assets decreased by 224 million euros, after a reduction of 1,640 million euros in 2004.

5.4.1.3 Net cash used in financing activities

Net cash used in financing activities include bond issues and redemptions and other repayments and other financing operations. The net cash used in financing activities generally represented a need for 860 million euros in 2005, compared to a need for 7,346 million euros in 2004.

5.4.1.3.1 Bond issues

Borrowings in 2005 represented 4,132 million euros, including 2,485 million euros for bond issues and 1,647 million euros for other borrowings, compared to 7,983 million euros in 2004, which included 3,922 million euros for bond issues and 4,061 million euros for other borrowings (see Note 19 to the consolidated financial statements).

In 2005, borrowings totaling 4,132 million euros primarily included:

-	bond issues completed in October 2005 to finance a portion of the acquisition of nearly 80% of the Spanish wireless operator Amena, which included a 1 billion euro bond issue maturing in 2010 and a 1 billion euro bond issue maturing in 2015;

-	the issue in November 2005 of bonds for 350 million pounds sterling (517 million euros on the date of the issue) maturing in 2025;

-	and EMTN (Euro Medium Term Notes) issues maturing in 2007 and 2008 for 1.5 billion euros.

The primary issues in 2004, which totaled 7,983 million euros, were:

-	bonds issued by France Telecom S.A. on January 23, 2004, with bonds of 1 billion euros maturing in 2007, bonds for 750 million euros maturing in 2012, and bonds for 500 million pounds sterling (726 million euros at the time of issue) maturing in 2034;

-	issues of EMTN (Euro Medium Term Notes) maturing in 2005, 2006 and 2009 for 3.5 billion euros;

-	and an issue of bonds exchangeable or convertible to shares (OCEANEs) for 1.15 billion euros in September 2004.

The management of the related covenants is described in Note 24.4 to the consolidated financial statements.

5.4.1.3.2 Bond and other redemptions

Bond redemptions made in 2005 represented 7,017 million euros, including 4,736 million euros for bond issues and 2,281 million euros for other borrowings, compared with 13,076 million euros in 2004, which included 8,384 million euros for bonds and 4,692 million euros for other borrowings (see Note 19 to the consolidated financial statements).

In 2005, the following redemptions totaling 7,017 million euros were made:

-	redemptions of bonds at par by France Telecom S.A. in the amount of 4.4 billion euros;

-	redemptions of EMTN (Euro Medium Term Notes) reaching maturity for 1.7 billion euros.

In addition, under finance leases signed in 1995 and 1997 for the in substance defeasance operation of Orange in the United Kingdom, Orange had deposited amounts equivalent to the present value of its lease commitments with British financial institutions in order to secure the letters of credit issued by those institutions to the lessors to guarantee the leasing commitments. The repayment in 2005 of the in substance defeasance deposit in the amount of 574 million euros, which is classified as a prepayment of the finance lease commitments, had the effect of simultaneously canceling the deposit and the finance lease commitment (see Notes 17, 19 and 32 to the consolidated financial statements).

Finally, on January 17, 2005, France Telecom acquired 3.57% of the capital of TP S.A. which had been held until that date by Tele Invest II. The price paid to Tele Invest II by France Telecom was 351 million euros and allowed Tele Invest II to repay its debt in full (see Note 22 to the consolidated financial statements).

In 2004, a total of 13,076 million euros was repaid on the following:

-	the redemption of March 14, 2004 of a bond issue with a nominal value of 3,500 million euros;

-	the early redemption of a bond exchangeable for France Telecom shares in the amount of 2,843 million euros on December 13, 2004;

-	the repayment of a bond convertible into France Telecom shares in the amount of 2,030 million euros on April 1, 2004; the bond was redeemed at par;

-	and the early redemption of all the bonds with an option for exchange for STMicroelectronics shares at par and in cash in the amount of 1,523 million euros on March 9, 2004.

In addition, on October 12, 2004, France Telecom acquired 10% minus one share of TP S.A. held until that date by Tele Invest. The price paid by France Telecom to Tele Invest totaled 1,902 million euros and allowed Tele Invest to pay its debt in the same amount in full.

5.4.1.3.3 Other financing operations

Bank overdrafts and short-term loans declined by 134 million euros in 2005, after increasing by 607 million euros in 2004. In addition, the deposits and other financial assets related to the debt dropped by 493 million euros in 2005, after rising by 219 million euros in 2004.

Other financing operations in 2005 also included a capital increase for a total of 2,997 million euros, including 2,957 million euros, net of issue costs, for the financing of a portion of the acquisition of nearly 80% of the Spanish mobile operator Amena (see Note 30 to the consolidated financial statements).

Finally, dividends paid totaled 1,626 million euros in 2005, including 1,184 paid by France Telecom S.A. and 442 million euros paid to minority shareholders, compared to a total of 815 million euros in 2004, representing 710 million euros paid by France Telecom S.A. and 105 million euros paid to minority shareholders. Contributions from minority shareholders totaled 16 million euros in 2005, compared to 107 million euros in 2004.

5.4.1.4 Cash and cash equivalents

Cash and cash equivalents increased by 944 million euros between 2004 and 2005, rising from 3,153 million euros at December 31, 2004 to 4,097 million euros at December 31, 2005. The net change in cash and cash equivalents between the two dates is related to an increase of 837 million euros and to the impact of exchange fluctuations on cash and cash equivalents in the amount of 107 million euros.

5.4.2 TOTAL EQUITY

Equity capital rose 10,755 million euros, from 17,683 million euros at December 31, 2004, (including 14,451 million euros attributable to equity holders of France Telecom S.A.), to 28,438 million euros at December 31, 2005 (including 24,860 million euros attributable to equity holders of France Telecom S.A. (see Note 30 to the consolidated financial statements).

The increase in equity capital attributable to equity holders of France Telecom S.A. originates primarily in (i) the net income from 2005 in the amount of 5,709 million euros, (ii) the capital increase of 2,957 million euros, net of issue fees, completed in September 2005 to finance a portion of the acquisition of nearly 80% of the Spanish wireless operator Amena (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), (iii) the positive impact of unrealized currency gains and losses equal to 1,380 million euros, including 730 million in goodwill, (iv) the sale of the PTK Centertel shares to TP S.A. for 634 million euros (see section 5.2.2.6 “Income from asset disposals”), and (v) minus the distribution of dividends in the amount of 1,184 million euros.

5.4.3 FINANCIAL DEBT AND FINANCING RESOURCES

For information regarding risks related to France Telecom’s indebtedness, see section 3.3.1 “Risk factors relating to France Telecom”.

In addition, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of certain risks affecting France Telecom’s debt portfolio, including interest management of the rate risk, foreign currency risk, liquidity risk, covenant risk, credit risk, and management of the market risk on shares.

5.4.3.1 Change in net financial debt

France Telecom’s net financial debt (see definition in section 5.10 “Financial glossary”) amounted to 47.8 billion euros as of December 31, 2005, down from 49.8 billion euros at December 31, 2004 (see Note 19 to the consolidated financial statements) and 56.7 billion euros at January 1, 2004 (see Note 37 to the consolidated financial statements).

Thus, the net financial debt was reduced by 2 billion euros from December 31, 2004, under the effect of the following:

-	the organic cash flow of 7.5 billion euros generated in 2005 (see section 5.4.1. “Liquidity and cash flow” and section 5.9 “Use of non-GAAP financial measures”);

-	the income from sales of investment securities and businesses totaling 1.6 billion euros (see section 5.4.1.2.2 “Acquisitions and sales of investment securities and businesses, and investments in associates”);

-	and the deconsolidation of the tax loss carryforward for the 2001 tax year, following the restructuring of the contract for the sale of this tax loss carryforward in June 2005 for 1.3 billion euros (see Notes 19, 31, and 32 to the consolidated financial statements);

and the negative impact of:

-	the acquisition of nearly 80% of the Spanish wireless operator Amena (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements) for 6.0 billion euros net of cash acquired, including 3.1 billion euros financed by debt (with 2.9 billion euros financed by the capital increase in September 2005);

-	the consolidation of Amena’s debt representing 2.8 billion euros as of December 31, 2005;

-	acquisitions of investment securities and businesses (net of cash acquired), excluding Amena, for 1.6 billion euros (see section 5.4.1.2.2 “Acquisitions and sales of investment securities and businesses, and investments in associates”);

-	and the payment of the dividends for France Telecom S.A. in the amount of 1.2 billion euros;

and other miscellaneous items for 0.3 billion euros.

The net financial debt to equity ratio came to 1.68 at December 31, 2005, compared to 2.82 at December 31, 2004.

The ratio of net financial debt to GOM was 2.48 at December 31, 2005 (on the basis of a GOM restated to include the GOM of the Spanish mobile operator Amena over twelve months in 2005, see section 5.9 “Use of non-GAAP financial measures”), which represents a ratio of under 2.50 in line with the objective set by the Group under the “TOP” program. This ratio was 2.78 as of December 31, 2004.

5.4.3.2 Net financial debt

5.4.3.2.1 Structure and schedule for net financial debt

The table below provides a breakdown of net financial debt by composition and maturity.

(millions of euros)	Periods ended December 31
Repayment schedule	2006	2007	2008	2009	2010	2011 and beyond	Total due in more	Total 2005	Total 2004
							than 1 year		historical basis
Bonds	3,292	3,350	4,854	3,788	2,839	19,387	34,218	37,510	39,089
Bank loans	2,306	2,323	1,545	1,101	373	246	5,588	7,894	5,564
Finance lease liabilities(1)	40	60	62	68	218	1,255	1,663	1,703	1,709
Impact of derivatives, liabilities(2)	571	58	230	270	2	523	1,083	1,654	2,056
Accrued interest(3)	1,396	–	–	–	–	–	–	1,396	1,172
Treasury bills	1,209	–	–	–	–	–	–	1,209	1,293
Bank overdrafts	166	–	–	–	–	–	–	166	346
Other financial liabilities(4)	1,609	2	–	–	–	82	84	1,693	4,216

Gross financial debt (a)	10,589	5,793	6,691	5,227	3,432	21,493	42,636	53,225	55,445

Impact of derivatives, financial assets	64	30	28	5	15	61	139	203	240
Cash collateral paid	–	–	–	–	–	639	639	639	1,129
Other financial assets	–	–	–	–	–	233	233	233	760
Marketable securities	39	–	–	–	–	–	–	39	240
Cash and cash equivalents	4,097	–	–	–	–	–	–	4,097	3,153

Subtotal (b)	4,200	30	28	5	15	933	1,011	5,211	5,522

Effective portion of cash flow hedges(5) (c)	(2)	(2)	(12)	–	–	(152)	(166)	(168)	(101)

Net financial debt (a)-(b)+(c)	6,387	5,761	6,651	5,222	3,417	20,408	41,459	47,846	49,822
(1)	Finance lease liabilities primarily include the following:
-	Liabilities associated with Orange United Kingdom in-substance defeasance operations, totaling 1,214 million euros at December 31, 2005 (1,174 million euros at December 31, 2004), for which final settlement payments due after 2017. At of December 31, 2004, 564 million euros of this liability was offset by guarantees deposited with UK financial institutions representing the net present value of the finance lease commitments signed in 1995. These guarantee deposits were reimbursed in 2005 following the establishment of a first demand guarantee;
-	Orange Switzerland’s liability related to QTE leases, amounting to 146 million euros at December 31, 2005 (127 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17 to the consolidated financial statements);
-	France Telecom S.A.’s liability related to QTE leases, amounting to 80 million euros at December 31, 2005 (69 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17 to the consolidated financial statements).
(2)	This item includes, as of December 31, 2005, the valuation of the price guarantee given to the Amena minority shareholders (see Note 4 to the consolidated financial statements).
(3)	This line includes the interest accrued on the perpetual bonds redeemable for shares (TDIRA) for 281 million euros. This accrued interest was presented on the line “Other financial liabilities” at December 31, 2004 in the amount of 548 million euros.
(4)	The following items are included in this caption:
-	a carryback liability, amounting to 229 million euros at December 31, 2005 (1,508 million euros at December 31, 2004), corresponding to the contra entry recorded in relation to the recognition in assets of the carryback receivable sold (see Notes 11, 17, 31 and 32 to the consolidated financial statements). This claim does not meet the criteria for derecognition;

-	the gross debt of the vehicles in the commercial debt sale programs of France Telecom S.A., Orange France and Orange United Kingdom (1,210 million euros at December 31, 2005 and 1,460 million euros at December 31, 2004);
-	and the commitments to purchase minority interests (73 million euros at December 31, 2005 and 547 million euros at December 31, 2004). As of December 31, 2005, these commitments were 24 million euros for Orange Madagascar and 49 million euros for Amena. As of December 31, 2004, these commitments were primarily 500 million euros for Orange Slovensko, 21 million euros for Orange Madagascar and 19 million euros for Orange Dominicana (see Note 32 to the consolidated financial statements).
(5)	The Group has set up cash-flows that are eligible for hedge accounting. These future cash flows are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

5.4.3.2.2 Weighted average cost of net financial debt

At December 31, 2005, the weighted average cost of financial debt was 6.46%, against 6.79% at December 31, 2004.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

5.4.3.2.3 Average maturity of the net financial debt

The average maturity of the net financial debt, excluding the perpetual bonds redeemable for shares (TDIRA) rose in 2005. It was approximately 6.4 years at December 31, 2005 compared to about 5.6 years at December 31, 2004. This increase is primarily due to the Group’s refinancing using long-term loans (4 billion euros issued with an average residual maturity of 7 years) to replace France Telecom S.A. loans reaching maturity.

5.4.3.2.4 Covenants

The commitments and covenants on borrowings and credit lines of France Telecom group are presented in Note 24 to the consolidated financial statements.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. The Group has issued borrowings denominated in foreign currencies (USD, CHF, JPY and GBP) which were generally swapped for euros. In 2005, the rise in the US dollar resulted in an improvement in the market value of off-balance sheet currency hedges, leading to a fall in cash collateral paid out, to 639 million euros at December 31, 2005 from 1,129 million euros at December 31, 2004. These amounts are included under “Other non-current financial assets and derivatives” (see Notes 17 and 32 to the consolidated financial statements).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32 to the consolidated financial statements).

5.4.3.2.5 Contribution to net financial debt by currency

The global operations of France Telecom are conducted by subsidiaries which operate primarily in their own country. As a result, the exposure of its subsidiaries to the currency risk on commercial transactions remains limited (see Note 24.2 to the consolidated financial statements).

The following table shows the distribution by currency and contributor to the net financial debt.

(millions of euros)			Year ended December 31, 2005
(equivalent value at closing rate)	FT S.A.	TP Group	Amena	Other	Total
EUR	35,511	(342)	2,834	1,302	39,305
USD	189	(175)	–	(75)	(61)
GBP	4,281	–	–	1,494	5,775
CHF	391	–	–	(5)	386
PLN	256	2,639	–	(1)	2,894
Other currencies	(48)	–	–	(266)	(314)

Subtotal	40,580	2,122	2,834	2,449	47,985

Effective portion of cash flow hedges and rate effect	(109)	(30)	–	–	(139)

Total	40,471	2,092	2,834	2,449	47,846
(1)	Including 1,170 million euros in net financial debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK.

5.4.3.3 Bonds, bank loans and derivatives

Bonds, bank loans and derivative instruments are described in Notes 21, 22 and 23 respectively to the consolidated financial statements.

5.4.3.4 Cash, cash equivalents and marketable securities

The cash, cash equivalents and marketable securities of the France Telecom group can be analyzed as follows:

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
France Telecom S.A.	1,685	970
TP Group	287	707
Others	198	289
Cash equivalents (a)	2,170	1,966

Banks (b)	1,927	1,187
Total Cash and Cash equivalents (a)+(b)=(c)	4,097	3,153

Marketable securities (d)	39	240

Total Cash, cash equivalents and marketable securities (c)+(d)	4,136	3,393

5.5 OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2005, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this section, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides details of estimated future payments under commitments outstanding at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

(millions of euros)		Payments due by maturity at December 31, 2005
	Note to the consolidated financial statements	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Gross financial debt(1)	19	53,225	10,589	12,484	8,659	21,493
o/w: Credit line drawdowns(2)	22	3,834	918	1,395	1,362	159
Bonds convertible, exchangeable and redeemable into shares and TDIRAs(3)	21	4,909			1,074	3,835
Finance leases	19	1,703	40	122	286	1,255
Commitments to purchase minority interests (put options)(4)	19	73	49			24
Amena price guarantee	4	258			258
Early retirement plans	28	3,089	976	1,364	679	70
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs	30	1,312			97	1,215

Total		57,626	11,565	13,848	9,435	22,778
(1)	Not including interest payments.
(2)	Before accounting for the impact of financial instruments.
(3)	Maximum amounts assuming no conversion or exchange.
(4)	At December 31, 2005, this item mainly reflected the commitment to purchase 0.61% of Amena, and at December 31, 2004, the commitments to purchase minority interests in Orange Slovensko and Orange Dominicana (see Note 4 to the consolidated financial statements).

5.5.1 INVESTMENT, PURCHASE AND LEASING COMMITMENTS

(millions of euros)		Payments due by maturity at December 31, 2005
	Note to the consolidated financial statements	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Operating lease commitments(1)	32.1.1	7,097	1,084	2,038	1,740	2,235

Investment commitments	32.1.2
- TP Group investments		1,556		1,556
- Other investments(2)		1,167	746	413	3	5

Commitments related to the purchase and leasing of goods and services(3)	32.1.3	3,469	1,719	907	389	454

Total		13,289	3,549	4,914	2,132	2,694
(1)	Including 714 million euros in respect of Amena.
(2)	Including 383 million euros in respect of Amena.
(3)	Including 206 million euros in respect of Amena.

5.5.1.1 Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2005:

(millions of euros)	At December 31, 2005
	Finance leases(1)	Operating leases(2)
2006	126	1,084
2007	128	1,041
2008	133	997
2009	150	933
2010	159	807
2011 and beyond	1,564	2,235

Total minimum future lease payments	2,260	7,097

Less interest payments	(557)	–

Net present value of minimum commitments	1,703	7,097
(1)	Included in liabilities (see Note 19 to the consolidated financial statements).
(2)	Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, France Telecom undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 298 million euros at December 31, 2005.

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2005 amounted to 1,147 million euros (1,113 million euros for the year ended December 31, 2004).

5.5.1.2 Investment commitments

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities.

France Telecom may also be required to pay further fixed or variable user fees on expiry of these licenses.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand the network coverage of broadband Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require investments by France Telecom in future years. These investments, which have not been included in the table above, fall within the scope of the current rollout of the broadband network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

■	TP Group investments

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2005, the amount remaining to be invested by TP Group under this program amounted to 1,556 million euros (compared to 2,216 million euros at December 31, 2004).

■	Other investments

Amena is committed to investing 316 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain.

Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands, Switzerland, Slovakia, Romania and Spain. At December 31, 2005, these commitments represented an amount of 224 million euros (253 million euros at December 31, 2004).

Within the scope of the National Agreement (“Convention Nationale”) with the French government, and its subsequent amendment, signed respectively on July 15, 2003 and June 13, 2004, Orange France and the two other mobile operators in France undertook to provide network coverage for certain low population zones (so called “white zones”). At December 31, 2005, this commitment represented an amount of 62 million euros (86 million euros at December 31, 2004).

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT – the Vietnamese fixed telephony operator – to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was USD 467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed USD 178 million. After deduction of the investments already made, the residual amount of the commitment is estimated at approximately USD 33 million (28 million euros) at December 31, 2005 (USD 78 million, i.e. 57 million euros, at December 31, 2004).

5.5.1.3 Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2005, relate to the following:

-	the leasing of transmission capacity for an overall amount of 1,457 million euros, of which 933 million euros related to satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 210 million euros;

-	purchases of mobile telephony equipment for an aggregate amount of 360 million euros;

-	and the outsourcing of customer services amounting to 133 million euros.

As the financial risks relating to leases are generally offset by revenue generated with the clients, and as purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

5.5.2 GUARANTEES

(millions of euros)		Commitments due by maturity at December 31, 2005
	Note to the consolidated financial statements	Total/ Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Guarantees given to third parties by France Telecom
- in the ordinary course of business(1)	32.2.1	53	39	2	1	11
- in relation to disposals(2)	32.2.2	1,831	337	832	659	3
- sale of carry-back receivables	32.2.3	235	–	–	235	–
- France Telecom SA QTE leases	32.2.4	1,803	–	168	23	1,612

Total		3,922	376	1,002	918	1,626
(1)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Capped guarantees.

5.5.2.1 Guarantees given in the ordinary course of business

France Telecom’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22 to the consolidated financial statements.

France Telecom provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 to the consolidated financial statements (“Assets covered by commitments”). No material guarantees have been granted by France Telecom to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

5.5.2.2 Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom is subject to standard warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

(millions of euros)		Guarantee ceilings by maturity at December 31, 2005
	Beneficiary	Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Asset/investment sold
- TDF(1)	Tower Participations and subsidiaries	651			651
- Eutelsat(2)	Eurazeo/BlueBirds	462		462
- Casema(3)	Cable Acquisitions	250		250
- Pramindo Ikat(4)	PT Indonesia	139	139
- Orange Denmark(5)	TeliaSonera	91		91
- Cable activities	Ypso	77	77
(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at end-2009), and certain major sites (expiring at end-2006).
(2)	The guarantee given concerns only the ownership of the shares sold.
(3)	Since July 1, 2004, the only asset and liability guarantees outstanding were given in relation to taxation and certain specific guarantees (expiring at end-2008).
(4)	Since August 15, 2004, most guarantees have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.
(5)	Since October 11, 2005, the only asset and liability guarantees outstanding were in relation to taxation and competition law (expiring at end-2007).

5.5.2.3 Sale of carryback receivables

As part of the sale of carryback receivables arising from the decision to carry back tax losses for 2000 (235 million euros) and 2001 (1,471 million euros), France Telecom is subject to a standard clause relating to the existence of receivables sold.

Furthermore, for the 2000 carryback receivables, France Telecom has agreed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a three-year period from June 30, 2006. The same commitments were originally agreed for the 2001 carryback, but are no longer applicable following the signing of a supplemental agreement in June 2005 between France Telecom and the credit institution concerned.

5.5.2.4 France Telecom SA QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2005, these guarantees represented 1,803 million euros.

5.5.3 COMMITMENTS IN RESPECT OF SECURITIES

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt (see above).

5.5.3.1 Commitments to purchase shares of entities that are not fully consolidated

At December 31, 2005, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities. At that date, the main commitments concerned TDF and STMicroelectronics NV (see Note 4 to the consolidated financial statements).

(millions of euros)	Maximum commitments due by maturity at December 31, 2005
	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Conditional commitments to acquire or subscribe to securities(1)	479				479
(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2005, the principal commitment concerned Mobinil:

■	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the exercise price corresponds to the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with the calculation terms detailed in the shareholders’ agreement. In the event of a change of control, the exercise price corresponds to 115% of the market value. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. On this basis, France Telecom’s maximum commitment would amount to 420 million euros.

5.5.3.2 Commitments to sell securities

At December 31, 2005, there are no firm commitments to sell securities as part of current disposal programs. At December 31, 2004, the main commitments concerned France Telecom’s cable activities, TDF and Intelsat (see Note 4 to the consolidated financial statements).

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries. At December 31, 2005, France Telecom’s main commitments in this respect were as follows:

■	Sonaecom

The shareholders’ agreements between France Telecom and Portugal-based Sonae, a shareholder of Sonaecom, allow for the exercise of call options by Sonae or put options by France Telecom in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. These options are generally exercisable at a price based on the market price. Their exercise terms and conditions and basis for calculation are defined in the shareholders’ agreement. In the event that Sonae sold more than 80% of its interest in Sonaecom before the end of the three-year period covered by the strategic partnership agreement, France Telecom could be required to sell its own stake at the same price. The reciprocal conditional commitments that existed in respect of Clix, France Telecom and Sonae prior to the exchange of Sonaecom shares (see Note 4 to the consolidated financial statements) have expired.

■	Ypso

Following the disposal by France Telecom of its cable network activities to the Ypso consortium, France Telecom holds a 20% stake in Ypso. France Telecom’s interest in Ypso is subject to a put option, which may be exercised in part between March 31, 2008 and March 31, 2009, and in full between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom for one year from January 2010. These options expired in January 2006, following France Telecom’s sale of its stake in Ypso (see Notes 4 and 35 to the consolidated financial statements).

5.5.3.3 Other commitments

■	TDF

At the time of the sale of Tower Participations and Tower Participations France on January 27, 2005, the shareholders agreed to share the net gain on their disposal as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to each shareholder’s interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of 221 million euros bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of 400 million euros at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is 53 million euros. This deferred gain was recognized in “Other non-current liabilities” (see Note 29 to the consolidated financial statements).

■	Eutelsat

In the context of the Eutelsat disposal in 2003, France Telecom entered into an agreement with Eurazeo and the financial investors BlueBirds (20%-owned by France Telecom) related to the preferential distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. In accordance with this agreement, BlueBirds paid a 112 million euros dividend to France Telecom on July 4, 2005. Given the amount of dividends paid out to other BlueBirds shareholders in 2004 and 2005, the preferential distribution mechanism no longer applies, and the next dividends to be paid will be split proportionately among the shareholders according to their stake. This dividend payment led to the recognition by France Telecom of the deferred gain of 74 million euros generated on the sale of Eutelsat in 2003.

■	TP SA

In accordance with the agreement signed on October 4, 2004, France Telecom acquired 13.57% of TP SA from Kulczyk Holding during 2004 and 2005 (see Note 4 to the consolidated financial statements), and on January 18, 2005 paid Kulczyk Holding a lump-sum indemnity of 51 million euros (see Notes 18 and 24 to the consolidated financial statements). At December 31, 2005, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56 per share. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over the said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed 110 million euros.

The Polish State has undertaken to grant a preferential right of purchase to the consortium for up to 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2005, less than 4% of TP SA’s capital was directly held by the Polish government.

5.5.4 COMMITMENTS RELATING TO EMPLOYEES OTHER THAN PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

■	Commitments relating to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity – paid at the time of the employee’s secondment – intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2005, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 244 million euros, of which 22 million euros is covered by a provision at December 31, 2005 (see Note 28 to the consolidated financial statements).

■	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 871,548 hours at December 31, 2005. The employees concerned have not claimed any of these hours.

In accordance with the accounting policies set out in Note 2 to the consolidated financial statements, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements at December 31, 2005.

5.5.5 ASSETS COVERED BY COMMITMENTS

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2005.

(millions of euros)		At December 31, 2005	At December 31, 2004
	Note to the consolidated financial statements	Total	Total
Assets held under finance leases	32.5.1	693	789
Non-current pledged or mortgaged assets	32.5.2	740	1,410
Collateralized current assets		104	160
Outstanding sold receivables(1)		2,736	2,870

Total(2)		4,273	5,229

Pledged consolidated shares(3)		61	96
(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(2)	Including 118 million euros corresponding to assets of companies whose shares have been pledged.
(3)	This item relates to Orange Botswana and Orange Dominicana shares, valued on the basis of the percentage of shares pledged, and based on their contribution to consolidated net assets in the Group’s balance sheet.

5.5.5.1 Assets held under finance leases

The amount of assets held under finance leases includes, notably, 330 million euros in respect of Orange UK’s in-substance defeasance operation at December 31, 2005 (298 million euros in 2004). As part of finance lease agreements concluded in 1995 and 1997, Orange UK deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations. At December 31, 2004, the financial institutions refunded 462 million euros relating to the 1997 agreement, in respect of which Orange gave a first demand guarantee to the institutions in an amount of 504 million euros. At December 31, 2005, the financial institutions refunded the 558 million euros deposit relating to the 1995 agreement, in respect of which Orange gave the institutions a first demand guarantee to the institutions in an amount of 675 million euros.

5.5.5.2 Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

(millions of euros)	At December 31, 2005
	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,865	0%
Property, plant and equipment, net	22	28,570	0%
Other financial and non-current assets	718	1,506	48%
Other(1)	0	45,330	0%

Total non-current assets	740	94,271	1%
(1)	This item includes net goodwill relating to interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2005, the main pledged assets consisted of:

-	639 million euros in cash collateral given in connection with swap contracts, compared with 1,129 million euros in 2004 (see Note 19.4 to the consolidated financial statements);

-	79 million euros of other financial assets pledged, mainly in the France Telecom SA and FT Marine entities, compared with 138 million euros in 2004;

-	and 22 million euros of other property, plant and equipment assets pledged, mainly in relation to Orange Botswana, compared with 143 million euros in 2004.

5.6 CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

France Telecom’s discussion and analysis of its financial condition and results of operations are based upon France Telecom’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union at December 31, 2005. There are no differences between International Financial Reporting Standards as adopted by the European Union (“IFRS”) and International Financial Reporting Standards as published by the IASB, as applied by France Telecom. France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of its financial statements. France Telecom bases its estimates on its experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities. Actual results may differ significantly from these estimates.

The selection and application of the accounting policies by France Telecom, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions of management are factors to be considered when reviewing France Telecom’s consolidated financial statements.

France Telecom’s management believes the critical accounting policies described below involve the most significant judgments and estimates used in the preparation of its consolidated financial statements under IFRS and US GAAP. See Note 2 to the consolidated financial statements for a discussion of France Telecom’s significant accounting policies and changes in estimates under IFRS.

Accounting for long-lived assets

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement. As at December 31, 2005 and 2004, under IFRS, total Property, plant and equipment amounted to 28.6 billion euros and 26.5 billion euros, respectively, and total intangibles assets (mainly telecom licences, trademarks, customer relationships and rights of use) amounted to 18.9 billion euros and 15.6 billion euros, respectively. Other intangible assets and property, plant and equipment are depreciated on a basis that reflects the order in which their future economic benefits are expected to be consumed.

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period, an impairment loss is recognized. The determination of such impairments involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment. Among impairment indicators, France Telecom typically considers obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators.

When impairment is deemed necessary in the light of those indicators, the recoverable value of the group of assets, or cash-generating-unit (“CGU”), is estimated by France Telecom’s management. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Each CGU or group of CGUs is tested for impairment by comparing its recoverable amount to its net book value to determine which long-lived assets, other than goodwill, are impaired. When an asset or a group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

As indicated above, the discounted future cash flows used for determining the value in use are evaluated based on management’s forecasts. Those forecasts could differ significantly from actual results due to many factors, including:

-	telecommunications market regulations;

-	influence of competitors;

-	evolution and utilization of new technologies;

-	level of appeal of these new technologies and related services to the customers; and

-	discount rate.

To assess impairment of property, plant and equipment and definite lived intangible assets being amortized under US GAAP, France Telecom applies SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. If management has concluded that impairment indicators exist, France Telecom tests for impairment by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method or, when necessary or required, market based valuations. The identification of impairment indicators, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates or control premiums. If actual results differ from these estimates, or if France Telecom adjusts these estimates in future periods, operating results could be significantly affected.

Goodwill

The determination of goodwill is dependent on the allocation of the purchase price over the Group’s corresponding equity in the fair value on the underlying assets acquired and the liabilities assumed at the date of acquisition. Such allocation is based on management’s judgment. As of December 31, 2005 and 2004, under IFRS, the net book value of goodwill amounted to approximately 33.7 billion euros and 27.6 billion euros, respectively.

Under both IFRS and US GAAP, goodwill is not amortized but is reviewed for impairment at least annually. However, there may be differences in the recognition and amount of impairment charges between IFRS and US GAAP due to differences in purchase price allocations and the carrying amount of a cash-generating-unit (“CGU”) under IFRS and a reporting unit under US GAAP.

Under IFRS, this review is performed at the CGU or Group of CGU level or whenever an indication of impairment exists. Such events or circumstances of impairment indication include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition. If some of the goodwill allocated to a CGU was acquired in a business combination during the current annual period, the CGU is tested for impairment before the end of the current period.

Impairment testing is required to be performed either at the level of each CGU to which goodwill has been assigned or at the level of a group of CGUs within a business or geographical segment that represent the lowest level at which management monitors the return on investment of these acquisitions. A one-step impairment test is performed. To determine whether goodwill has been impaired, the carrying value of the assets and liabilities of the CGU or group of CGUs is compared to its recoverable amount. The impairment loss is recognized as the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation must be made on a pro rata basis.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows:

-	cash flow projections are based on the five-year business plan;

-	cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next two years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market; and

-	the cash flows obtained are discounted using the appropriate rates for the type of business and the countries concerned.

If the business is intended to be sold, the recoverable amount is determined based on the best estimate of the fair value less costs to sell.

These estimates are the basis for the evaluation of the value in use of goodwill and therefore the amount of any impairment. However, the forecasts underlying the above estimates, could differ significantly considering several factors composed primarily of those described above.

Furthermore, as indicated in a table in Note 7 and Note 12 of the Notes to the consolidated financial statements the value in use is sensitive to a change in the perpetual growth rate or discount rate, and the level of excess of the estimated value in use over the carrying value of the CGU or group of CGUs gives an indication of such sensitivity of these factors. As a result of changes over prior forecasts, under IFRS, France Telecom recorded impairment of goodwill amounting to 11 million euros and 534 million euros for the years ended December 31, 2005 and 2004, respectively.

Under US GAAP, SFAS 142 requires that goodwill of consolidated entities be tested for impairment using a prescribed two-step process. Intangible assets with indefinite useful lives are tested for impairment using only the first-step in this process. The first step of the SFAS 142 test compares the fair value of the reporting unit with the unit’s carrying amount, including goodwill. The fair value of the reporting unit is typically estimated using discounted cash flow methods, market based valuations, and market capitalization’s adjusted for control premiums. If the reporting unit’s carrying amount is greater than its fair value, an impairment may be present and the second step must be completed to measure the potential impairment. The second step measures the amount of impairment, if any, by comparing the implied fair value of the reporting unit’s goodwill to the carrying amount of the reporting units goodwill.

During 2005, France Telecom continued to implement its integrated telecommunications services operator model. Because of this transition, the way in which the company views its operations has changed. As a result and due also to internal reorganizations, the reporting segments have changed from 2004. The defined reporting segments are: Personal, Home, Enterprise, Directory. In connection with these changes, France Telecom has identified the following reporting units which will contain the most significant portions of the outstanding balance of goodwill: Personal, Equant, Enterprise not including Equant, Directory France, Directory Spain, Home France, Home UK, Home Spain and Home Netherlands. France Telecom estimates the fair value of the reporting units using a discounted cash flow approach and comparisons to other companies.

For a discussion of differences between IFRS and US GAAP in accounting for goodwill, see section 5.8 “Information Related to U.S. Generally Accepted Accounting Principles (“US GAAP”)”.

Income taxes

France Telecom is subject to income taxes in numerous jurisdictions. The determination of income taxes for each jurisdiction requires a specific calculation of the expected actual income tax exposure as well as an analysis of the deferred tax on temporary differences between the tax bases of assets and liabilities and their carrying amounts at the enacted tax rates. Significant management judgement is required in determining actual and deferred income taxes.

As of December 31, 2005 and 2004, France Telecom recorded deferred tax assets amounting to approximately 7.3 billion euros and 7.5 billion euros, respectively, net of deferred tax liabilities. These balances consist primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and loss carry-forwards losses mainly related to France Telecom S.A., the parent company. The realization of deferred tax assets is reviewed by France Telecom’s management using each entity’s tax results forecast based on budgets and strategic plans. Deferred tax assets are recognized only when their recovery is considered as probable. The probability of recovering the deferred tax assets might change considering several factors which are mainly composed of the following:

-	Companies with a history of losses which have not yet begun to utilize tax loss carryforwards;

-	Companies which do not expect to utilize losses within the timeframe allowed by tax regulations;

-	Companies which are unable to assess whether there is sufficient probability that they will utilize tax loss carryforwards, due to forecasts and uncertainties as to the economic environment;

-	Tax losses which exist, but which are uncertain to be used against future taxable income due to risks of differing interpretations with regard to the application of tax legislation.”

At December 31, 2005, unrecognized deferred tax assets for France Telecom Group amounted to 7.5 billion euros.

Allowances for doubtful accounts

France Telecom maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. France Telecom specifically analyses accounts receivable, along with historical bad debt experience, customer creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Revenue recognition

Customer activation fees

France Telecom receives certain installation and activation revenue from new customers. These revenues are recognized on a straight-line basis over the expected service period. The estimation of the expected service period is based on historical customer turnover. If there is a change in management’s estimates, material differences may result in the amount and timing of revenues recognized for a given period.

Multiple-element arrangements

France Telecom considers sales of packaged mobile and internet as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. The determination of the fair values is complex as some of the elements are price sensitive, and thus, volatile in a competitive marketplace. Revisions to the estimates of these fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, and may therefore affect future operating results.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the average expected life of the contractual relationship. If there is a change in management’s estimates of the average expected life of the contractual relationship, material differences may result in the amount and timing of revenues recognized for a given period.

Derivatives fair value

Derivative financial instruments, mainly including instruments used in France Telecom’s hedging strategy and derivatives embedded in certain acquisition contracts, are recorded at fair value. Unrealized gains and losses for the majority of these derivatives, which do not qualify as hedges are reflected in earnings. Fair values are based on listed market prices, where possible. If listed market prices are not available, fair value is based on other relevant factors, including banker price quotations and price quotations for similar instruments traded in different markets. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments, as well as time value and yield curve or volatility factors underlying the positions.

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

Pensions

The pension benefit obligation and expense for the defined benefit pension plans are based on the selection of certain assumptions used by France Telecom’s external actuaries in calculating such amounts. Those assumptions are described in Note 26 of the Notes to the consolidated financial statements and include, among others, the discount rate, expected rate of return on plan assets and annual rate of increase in future compensation levels. A portion of France Telecom’s plan assets is invested in equity securities. The equity markets may experience volatility, which could affect the value of its pension plan assets. The assumptions concerning the expected rate of return on plan assets consider long-term historical returns, asset allocation and future estimates of long-term investment returns.

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

Share based payment

France Telecom has various types of share based compensation plans for employees. The fair value of stock options, employee share issues and share grants without consideration is determined at the grant date. The fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions. Those assumptions are described in Note 27 to the consolidated financial statements and include, among others expected volatility, the expected option term and the expected dividend payout rate. The assumption of volatility has been set by reference to the implied volatility of options available on France Telecom shares in the open market and in light of historical patterns of volatility, whereas the expected option term is estimated by observing general option holder behaviour and actual historical terms of France Telecom option programs. Changes in valuation assumptions may significantly affect the expense recorded in the income statement.

Provisions, Contingent Liabilities and Contingent Assets

Under IFRS, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities. The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or to present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability are disclosed in the notes to the financial statements.

5.7 ADDITIONAL INFORMATION

5.7.1 SUBSEQUENT EVENTS

For information regarding significant events that occurred between the closing date and February 13, the date on which the financial statements for 2005 were approved by the Board of Directors, see Note 35 to the consolidated financial statements.

The main events having occurred since February 13, 2006 are as follows:

Acquisitions

In March 2006, pursuant to undertakings made in November 2005 when it acquired 79.4% of the shares of Auna, France Telecom acquired an additional 0.6% of the share capital of Auna (now France Telecom Operadores de Telecomunicaciones S.A.) from minority shareholders for 49 million euros, bringing its stake to 80.0% of the share capital. In addition, France Telecom Operadores de Telecomunicaciones S.A. has acquired 1.4% of the shares of Retevision Movil S.A., a mobile operator doing business under the trade name “Amena”, for 106 million euros, bringing its stake to 99.3%.

In April 2006, France Telecom acquired from Arab Bank an additional 12% interest in Jitco for an amount of 60 million euros. Following this transaction, France Telecom owns 100% of Jitco which in turn holds 40% of Jordan Telecommunications Company.

Bond issues

In March 2006, France Telecom issued fixed-rate bonds for an amount of Swiss francs 400 million (256 million euros), maturing in six years with a coupon of 2.75%.

On May 17, 2006, France Telecom announced a 250 million pounds sterling fixed-rate bond issue, maturing in six years with a coupon of 5.50%.

License renewal

In March 2006, the GSM license held by Orange France since 1991 was renewed for a further term of 15 years. The frequency usage fee is composed of a fixed amount of 25 million euros per annum and a variable amount equal to 1% of the revenues made using such frequencies.

Financial results

On April 27, 2006, France Telecom announced its first quarter 2006 revenues and key operational indicators. A press release was submitted to the Commission on the same day as a report on Form 6-K.

Litigation

See section 8.2 “Litigation and Arbitration”.

5.7.2 INFLATION

The revenues from the operations of France Telecom have not been significantly impacted by inflation in recent years.

5.8 INFORMATION RELATED TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

5.8.1 Summary of the principal differences between International Financial Reporting Standards (“IFRS”) and U.S. generally accepted accounting principles (“US GAAP”).

The results of France Telecom are reported under IFRS and differ from the results under US GAAP. A more detailed discussion and quantification of significant differences between IFRS and US GAAP applicable to the consolidated financial statements may be found in Note 38. The differences between IFRS and US GAAP that have a significant impact on France Telecom’s net income and shareholders’ equity are summarized below. Other differences may arise in future years, resulting from new transactions or the adoption of new accounting standards.

Net income

For the years ended December 31, 2005 and 2004, France Telecom’s net income amounted to 5.7 billion euros and 3.0 billion, respectively, under IFRS and net income amounted to 5.7 billion euros and 3.0 billion euros, respectively, under US GAAP. The principal differences between IFRS and US GAAP affecting France Telecom’s net income primarily result from the following:

(i) Revenue recognition

There are reconciling items between revenue recognition under IFRS and US GAAP.

Customer activation fees

France Telecom receives certain installation and activation revenue from new customers. Under IFRS, these revenues are recognized on a straight-line basis over the expected service period. The estimation of the expected service period is based on historical customer turnover.

Until January 1, 2005, under US GAAP, activation fees and certain other one-time charges were deferred and recognized over the average life of the related customer relationship. As of January 1, 2005, France Telecom changed its accounting policy for such costs, to expensing them as incurred. This change in accounting treatment under US GAAP resulted in an adjustment of (713) million euros, which has been recorded as a cumulative effect of change in accounting policy during the year ended December 31, 2005.

Loyalty programs

Due to an interpretation released by the French standard setter (the “CNC”) that was released during 2004 regarding volume-based and time-based incentives or loyalty-based programs, under IFRS, France Telecom began to accrue for incentives associated with contracts with a renewal obligation in a similar manner to contracts without a renewal obligation.

Under US GAAP, France Telecom accounts for such sales incentives in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, and thereby recognizes such sales incentives upon the renewal of the customer.

(ii) FIN 46R

Due to the first time adoption of FIN 46R, Consolidation of Variable Interest Entities, under US GAAP during the year ending December 31, 2004, certain entities were consolidated under US GAAP for the first time. The impact of adoption on the financial statements, recorded as a cumulative effect of change in an accounting principle, was to decrease net income by 647 million euros for the year ended December 31, 2004.

The adoption of FIN 46R resulted in a difference between IFRS and US GAAP primarily as a result of the consolidation of Tower under US GAAP. Tower was not consolidated under IFRS as there is no requirement under SIC 12, as there is under FIN 46R, to increase investment interest as a result of interests held by parties under common control. This investment was disposed of during the year ended December 31, 2005, and as such, France Telecom no longer holds an interest in Tower.

(iii) Sale of investments

In November 2005, France Telecom sold its investment in PTK-Centertel to TP Group, a fully consolidated company under IFRS. Under IFRS, as TP Group is fully consolidated, the shares of PTK-Centertel were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP Group.

Under US GAAP, TP Group is accounted for as an equity method investment in accordance with APB 18. Sale recognition was deemed appropriate and as TP Group is an equity method investment under US GAAP, recognition of the gain was limited to the extent of the assets effectively “sold,” i.e. 52.5% (100% less 47.5% ownership), or 517 million euros.

(iv) Sale of TDF

Under IFRS, no adjustment was made to the historical gain recognition on the sale of TDF, which took place in 2002, involving transfers of assets under common control. Under IFRS, the gain related to the sale of TDF remains deferred to the extent of the 36.2% continuing indirect ownership interest retained by France Telecom in TDF.

Under US GAAP, consideration received in excess of the historical carrying value of the assets transferred in the books of the seller is reflected as a share capital transaction (i.e. either as additional paid in capital or as a dividend). In accordance with US GAAP, the sale of TDF in December 2002 resulted in France Telecom recording 350 million euros as additional paid-in capital, and the related investment in Tower Participation SAS (TDF’s new parent company) was carried over from TDF’s historical carrying value. In December 2004, the gains related to the sale of TDF have been reversed upon the adoption of FIN 46, Consolidation of Variable Interest Entities and included in the cumulative effect of change in accounting principle. Tower was disposed of in 2005 and consequently, the gain on the sale was recognized through discontinued operations as of December 31, 2005.

(v) Goodwill

Under both IFRS and US GAAP, goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. There may be differences in the recognition and amount of impairment charges between IFRS and US GAAP due to differences in the carrying amount of a cash-generating-unit (“CGU”) under IFRS and a reporting unit under US GAAP.

Under IFRS, a one-step impairment test is performed. US GAAP requires that goodwill be tested for impairment using a two-step approach at the reporting unit level.

During the year ended December 31, 2004, under IFRS, France Telecom recorded a goodwill impairment charge of approximately 0.5 billion euros relating to goodwill at Equant. Consequently, at December 31, 2004, for reconciliation purposes to US GAAP, France Telecom reversed the impairment charge as the goodwill at Equant had previously been written off under US GAAP.

During the year ended December 31, 2005, France Telecom recorded an impairment charge of approximately 0,1 billion euros relating to the goodwill of Directory Spain. There was no impairment charge under IFRS. This difference between IFRS and US GAAP is a result of a higher carrying value under US GAAP at December 31, 2005, and a change in the company’s reporting units.

Under IFRS, France Telecom’s investment in TP Group is fully consolidated in the France Telecom financial statements. Under US GAAP, TP Group is accounted for under the equity method of accounting. As such, an impairment test was performed in accordance with APB 18. Consequently, in 2005, France Telecom recorded an impairment charge of 0.1 billion euros.

(vi) Intangible assets other than goodwill

Under IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of (271) million euros and (301) million euros to the consolidated net income as reported under IFRS for the year ended December 31, 2005 and 2004, respectively. These differences between IFRS and US GAAP are mainly a result of a difference in carrying value, the basis in valuation and impairment charges.

(vii) Pension obligations and other employee benefits

There are differences in the treatment of unamortized actuarial gains and losses between IFRS and US GAAP. Under IFRS, following the transitional provisions of IFRS 1, France Telecom recognized 325 million euros of unrecognized actuarial gains and losses against shareholders equity as of January 1, 2004, net of tax. Under US GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses continue to be amortized over the employee’s remaining service period.

(viii) Sale and leaseback of real estate

In 2002, as part of a divestment program, France Telecom entered into sale leaseback transactions with respect to various real estate transactions consisting of both regular office buildings and office buildings combined with equipment.

The historical accounting under French GAAP is considered to be consistent with IFRS. As such, no adjustments have been made to these sales and leasebacks, which were deemed to be operating leases of real estate properties. The sales were reflected as disposals and the related net gain was recorded in the year of disposal.

Under US GAAP, the transactions not qualifying for sale-leaseback accounting were recorded as financings. When the sale was recorded the resulting gains were deferred and amortized over the remaining lease terms.

(ix) Share based payment

Under IFRS, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Under US GAAP, France Telecom adopted the provisions of SFAS 123R, Share Based Payment (revised 2004) (“SFAS 123R”), as of January 1, 2005, and accounted for stock option plans under SFAS 123, Stock Based Compensation (“SFAS 123”), prior to January 1, 2005. Under SFAS 123, employee stock options grants made by France Telecom were expensed over the related option vesting period based on the fair value at the date the options were granted using the Black-Scholes model. Liquidity contracts were measured using the intrinsic value method. The effect of the change from applying the original provisions of SFAS 123 to adoption of SFAS 123R resulted in additional expenses under US GAAP of approximately (8) million euros, which has been recognized in the share based payment line item during the year ended December 31, 2005.

The reconciling difference between IFRS and US GAAP impacting net income is primarily related to the accounting for employee share offers. France Telecom’s principal shareholder (the French State) affected employee stock purchase plans during the years ended December 31, 2005 and 2004, which were made available to all eligible employees and retirees of France Telecom.

Under IFRS, at the grant date, which France Telecom considers to be the date on which the main terms of the employee share offer were announced, the fair value of stock options, employee share issues and share grants without consideration is determined at the grant date. The fair value of employee share offers are recorded immediately in personnel costs, with an adjustment to equity. Other share-based payments are recognized as personnel costs on a straight-line basis over the vesting period and in equity for equity-settled plans or in debt for cash-settled plans.

Under US GAAP France Telecom recognized 122 million euros and 424 million euros as of December 31, 2005 and 2004, respectively, in compensation expense, including compensation for all potential “bonus shares”, based on the fair value of the shares issued at the grant date, which was determined to be the end of the subscription period. All such compensation expense was recognized in the second halves of 2005 and 2004. As these shares were previously issued and outstanding, there is no effect on France Telecom’s capital structure.

Except for the differences noted above, there are no remaining material differences between accounting for share based payment in accordance with SFAS 123R and as recognized under IFRS applicable to France Telecom for the year ended December 31, 2005.

(x) Derivative instruments and hedging activities

Following the adoption of IFRS on January 1, 2004, certain derivatives were designated as cash flow hedges that did not qualify for hedge accounting under US GAAP. Under US GAAP, the changes in fair values of derivative instruments not qualifying as cash flow or foreign currency hedges are recognized directly in earnings pursuant to the requirements of SFAS 133 Accounting for Derivative Instruments and Hedging Activities.

France Telecom has also designated certain derivatives as partial fair value hedges under IFRS that do not qualify for hedge accounting under US GAAP.

In addition, in certain cases, derivatives are designated as fair value hedges under both IFRS and US GAAP. However, the date of hedge qualification has resulted in a timing difference between IFRS and US GAAP.

(xi) Accounting for bonds redeemable into shares of France Telecom

Under IFRS, certain financial instruments comprise both a liability component and an equity component. This includes France Telecom’s perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs). Under US GAAP, the TDIRAs and OCEANEs are reflected as debt at their nominal value at the issuance date.

Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in an increased US GAAP net income by 101 million euros and 114 million euros for the periods ended December 31, 2005 and 2004, respectively.

The TDIRAs were repackaged during the year ended December 31, 2003. IFRS 1 allowed France Telecom not to apply the IAS 39 provisions to the repackaged debt.

Under US GAAP, the terms of the repackaged TDIRAs were not considered substantially different than those of the original instrument. Accordingly, under US GAAP the 438 million euros fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRAs. This fee is amortized to interest expense over a period of seven years using the effective interest rate method. The impact for the years ended December 31, 2005 and 2004 has reduced US GAAP income by (63) million euros and (60) million euros, respectively. This impact is reduced by the adjustment relating to the amortized cost from the split accounting under IFRS.

As a consequence and as indicated in Note 21 to the Consolidated Financial Statements, France Telecom repurchased 17,270 TDIRAs and 9,220 TDIRAs during the years ended December 31, 2005 and 2004, respectively. The corresponding additional carrying amount, related to the repurchased TDIRA was immediately recognized as interest expense in the consolidated statement of income, included in the figures mentioned above.

(xii) Deferred taxes

The deferred tax differences between IFRS and US GAAP net income is primary a result of the reconciling adjustments as of December 31, 2005 and 2004.

Shareholders’ equity

At December 31, 2005 and 2004, France Telecom’s consolidated shareholders’ equity (deficit) amounted to 24.9 billion euros and 14.5 billion euros, respectively under IFRS and 13.2 billion euros and 4.0 billion euros, respectively, under US GAAP. The principal differences between US GAAP and IFRS affecting shareholders’ equity, apart from the differences in net income, are as follows:

(i) Historical business combinations

France Telecom had entered into various business combinations prior to the January 1, 2004 date of adoption of IFRS. Under IFRS, these business combinations have not been restated to confirm with the requirements of IFRS 3, Business Combinations, as permitted by the exemption provided by IFRS 1, which France Telecom elected to apply. As a result of the accounting treatment for such transactions under IFRS and US GAAP, and more significantly, due to the transitional provisions of IFRS 1, historical adjustments are reflected in the reconciliation to US GAAP.

These historical adjustments are discussed in detail in Note 38.1 to the Consolidated Financial Statements.

(ii) Other business combinations

The primary differences between IFRS and US GAAP in relation to business combinations as a result of the IFRS 1 exemption election are: (i) a different measurement date, which is used in valuing the securities issued in purchase transactions: typically under US GAAP, the date of the signed agreement or public announcement, and under IFRS the date of exchange, (ii) the treatment in purchase accounting of certain identifiable assets and liabilities, (iii) the treatment of contingent consideration in the cost of the business combination, (iv) the measurement of goodwill impairment as described in Note 38.1(D) to the Consolidated Financial Statements, and (v) the accounting for acquired minority interests of consolidated subsidiaries as described in Note 38.1(E) and Note 38.1(M) to the Consolidated Financial Statements.

The impact of these differences on acquisitions made by France Telecom in 2005 is discussed in detail in Note 38.1(B) to the Consolidated Financial Statements.

(iii) Goodwill

Prior to the adoption of IFRS on January 1, 2004, France Telecom amortized goodwill in accordance with French GAAP. Under US GAAP, goodwill is not amortized, but tested for impairment on an annual basis. Therefore, the reconciliation to US GAAP reflects an adjustment of approximately 9.6 billion euros.

In addition, the US GAAP accounts reflect historical goodwill impairments of approximately (26.0) billion euros, relating primarily to an impairment charge to the Orange reporting unit in 2002 of (19.7) billion euros in the first half of 2002.

There may also be differences in the recognition and amount of impairment charges between IFRS and US GAAP due to differences in the carrying amount of a cash-generating-unit (“CGU”) under IFRS and a reporting unit under US GAAP.

(iv) Capitalization of interest costs

Under IFRS, France Telecom has elected not to capitalize any interest costs.

Under US GAAP, interest costs incurred on qualifying capital expenditures (primarily UMTS licenses), which require a period of time in order for such assets to be ready for their intended use, are capitalized. Once the assets are operational, the capitalized interest associated with the asset is depreciated accordingly. The respective amounts of interest capitalized net of amortization for the years ended December 31, 2005 and 2004 were (30) million euros and 20 million euros. The capitalization of interests costs under US GAAP results in an adjustment on shareholders’ equity of 1,233 million euros and 1,212 million euros as of December 31, 2005 and 2004 respectively.

(v) Accounting for bonds redeemable into shares of France Telecom

As noted previously, under IFRS, France Telecom’s TDIRAs and OCEANEs comprise both a liability component and an equity component. Under US GAAP, the TDIRAs and OCEANEs are reflected as debt at their nominal value at the issuance date.

Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in a US GAAP adjustment of shareholders’ equity of 171 million euros and 70 million euros for the periods ended December 31, 2005 and 2004, respectively.

(vi) Intangible assets other than goodwill

As previously discussed, under IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of (888) million euros and (671) million euros to consolidated shareholders’ equity as reported under IFRS for the year ended December 31, 2005 and 2004, respectively, as a result of the differences between IFRS and US GAAP described above under “Net Income.”

(vii) Deferred taxes

Due to the reconciling adjustments between IFRS and US GAAP, deferred tax differences of approximately (226) million euros and (806) million euros have been recognized in shareholders’ equity under US GAAP as of December 31, 2005 and 2004, respectively. The increase is mainly due to the tax effect of the change in accounting policy regarding customer activation fees.

In addition, upon the transition to IFRS in accordance with the authorized exemption for the non-restatement of past business combinations, the deferred taxes recognized on certain business combinations within the opening IFRS balance sheet have been maintained as a direct reduction to equity for approximately 1.2 billion euros. Under US GAAP, such adjustments have been recorded against goodwill.

In 2003, in connection with the acquisition of the remaining minority interest in Orange SA, approximately 2.4 billion euros of previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Under US GAAP, the release was recognized as a reduction of goodwill. Under the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP.

(viii) Share based payment

As previously discussed, prior to the adoption of SFAS 123R under US GAAP, there were differences in valuation of share based payment between IFRS and US GAAP. The reconciling differences between IFRS and US GAAP impacting shareholders’ equity is primarily related to the accounting for liquidity contracts and employee share offers.

Liquidity contracts

As of December 31, 2004, the liability recognized under the liquidity contracts, that were cash settled, was measured using the fair value method under IFRS 2 and the intrinsic value method under SFAS 123, resulting in a difference between IFRS and US GAAP of approximately 129 million euros on shareholders’ equity. Upon adoption of SFAS 123R, the contracts were measured using the binomial model and as a result, there were no longer significant differences in accounting for share based payment between US GAAP and IFRS.

Except for the differences noted above, there are no remaining material differences between accounting for share based payment in accordance with SFAS 123R and as recognized under IFRS applicable to France Telecom for the year ended December 31, 2005.

(ix) Pension obligations and other employee benefits

Shareholders’ equity is primarily impacted by differences between IFRS and US GAAP in the accounting for the Company’s early retirement plan and recognition of a minimum pension liability.

Under IFRS, the early retirement plan in France is treated as a termination benefit and changes in actuarial assumptions are fully charged to the income statement. Under US GAAP, the early retirement plan in France does not qualify for termination benefit accounting treatment and is accounted for as a post-employment benefit with actuarial gains and losses recognized over the remaining service period (ending in 2006).

In addition, under US GAAP, an additional minimum pension liability should be charged to other comprehensive income when the accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets. Under IFRS, the recognition of an additional minimum pension liability is not required for pension obligations.

5.8.2 Recent accounting pronouncements

Recent IFRS accounting pronouncements

France Telecom has decided not to adopt early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

-	IFRS 7, “Financial Instruments - Disclosures”, which is applicable from January 1, 2007;

-	IAS 19, “Amendment to IAS 19 - Employee Benefits”, applicable as from January 1, 2006;

-	IAS 39, “Cash Flow Hedge Accounting of Forecast Intragroup Transactions,” applicable from January 1, 2006;

-	IFRIC 6, “Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment,” effective for accounting years beginning on or after December 1, 2005; and

-	IFRIC 7, “Applying the Restatement Approach under IAS 29 - Financial Reporting in Hyperinflationary Economies,” applicable for financial years beginning after March 2006. The provisions of IFRIC 7 would not apply at December 31, 2005.

France Telecom is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on its financial statements. The Group is not impacted by interpretations IFRIC 2, “Members’ Shares in Co-operative Entities and Similar Instruments”, and IFRIC 5, “Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.”

IFRIC 8 – Scope of IFRS 2

In January 2006, the International Accounting Standards Board issued IFRIC 8, The Scope of IFRS 2 (“IFRIC 8”). IFRIC 8 clarifies that the accounting standard IFRS 2, Share based payment, applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. The Interpretation explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRIC 8 is effective for France Telecom for the period beginning January 1, 2007. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

IFRIC 9 – Reassessment of Embedded Derivatives

In March 2006, the International Accounting Standards Board issued IFRIC 9, Reassessment of Embedded Derivatives (“IFRIC 9”). IFRIC 9 concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for France Telecom for the period beginning January 1, 2007. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

Recent US GAAP accounting pronouncements

SFAS 155 - Accounting for Certain Hybrid Financial Instruments

In February 2006, the Financial Accounting Standards Board issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statement No. 133, Accounting for Derivcative Instruments and Hedging Activities (“SFAS 133”), and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for France Telecom for the period beginning January 1, 2007. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

SFAS 154 - Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS 3

In June 2005, the Financial Accounting Standards Board issued SFAS 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS 3(“SFAS 154”). This Statement replaces Opinion 20 and SFAS 3, and changes the requirements for the accounting for and reporting of a change in an accounting principles. APB Opinion No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles. SFAS 154 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

FSP No. APB 18-1 - Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence

In July 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The FSP states that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective for France Telecom as of the first reporting period beginning after July 12, 2005. Upon adoption of this FSP, any amount of an investee’s equity adjustments for OCI recorded in the shareholders’ equity of the investor, relating to an investment for which the reporting entity no longer has an ability to exercise significant influence, should be offset against the carrying value of the investment. The amount that is offset should not include any items of accumulated OCI, relating to unrealized gains and losses recorded in accordance with Statement 115, that are recorded by an investor for an investment that is accounted for as an available-for-sale security in accordance with Statement 115 upon adoption of this FSP. If comparative financial statements are provided for earlier periods, those financial statements shall be retrospectively adjusted to reflect application of the provisions of this FSP. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

EITF 05-5 - Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)

In June 2005, the Emerging Issues Task Force reached a final consensus on issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). This Issue addresses Altersteilzeit (ATZ) in Germany, which is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. Although established by law, the actual arrangement between employers and employees is negotiated. Although this Issue addresses specific features in ATZ arrangements, the consensus reached in the Issue may apply to other types of arrangements with the same or similar terms. EITF 05-5 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on its the consolidated results of operations, financial position, and cash flows

FSP No. SFAS 13-1 - Accounting for Rental Costs Incurred during a Construction Period

In October 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses rental costs incurred during and after a construction period and concluded that such costs are for the right to control the use of a leased asset during and after construction of a lessee asset. The Staff noted that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. FSP SFAS 13-1 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 115-1 and No. SFAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP SFAS 115-1 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

France Telecom does not expect other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC to have a material impact on France Telecom’s present or future consolidated financial statements.

5.9 NON-GAAP FINANCIAL MEASURES

From time to time in this annual report on Form 20-F, in addition to figures presented in accordance with International Financial Reporting Standards (IFRS), France Telecom discloses figures that are non-GAAP financial measures. As described in more detail below, such figures are presented as additional information for France Telecom’s investors and should not be considered as substitutes for or confused with their comparable International Financial Reporting Standards (IFRS) measures.

■	Capital expenditures on tangible and intangible assets excluding licenses (CAPEX)

CAPEX corresponds to investments in property, plant and equipment and intangible assets excluding GSM and UMTS licenses as set forth in Note 3 of the Notes to the consolidated financial statements. The calculation below demonstrates the progression from CAPEX to purchases of property, plant and equipment and intangible assets.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Investments in property, plant and equipment and intangible assets excluding GSM and UMTS licenses (CAPEX)	6,045	5,134
GSM and UMTS licenses	97	7

Purchases of property, plant and equipment and intangible assets	6,142	5,141

France Telecom’s management uses CAPEX to measure the operational efficiency of the use of capital at each business segment level, without taking into account investments financed through finance leases (which are immaterial in amount), nor investments in licenses, because the amounts paid for licenses are outside management’s day-to-day control of operating investments. Using CAPEX, investors can follow the annual investment requirements for France Telecom’s business and measure its efficiency on a shorter-term basis. CAPEX should be considered in addition to, and not as a substitute for, purchases of property, plant and equipment, and intangible assets. CAPEX, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

■	Gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding licenses (CAPEX) indicator (GOM - CAPEX indicator)

France Telecom’s management uses the indicator of gross operating margin (GOM, see definition in section 5.10 “Financial glossary”) less capital expenditures on tangible and intangible assets excluding licenses (CAPEX) to permit a better evaluation of its operating divisions on the basis of capital expenditures on tangible and intangible assets excluding investments in GSM and UMTS licenses and investments financed through finance leases (which are immaterial in amount). France Telecom believes that GOM - CAPEX indicator provides investors with a useful tool in evaluating trends in France Telecom’s operating performance at both the Group and business segment levels.

■	Organic cash flow

Organic cash flow corresponds to the net cash provided by operating activities, less net cash used in investing activities, excluding proceeds from sale of investment securities and excluding acquisitions of investment securities and financial assets.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities	(11,677)	(5,591)

Cash paid for investment securities (net of cash acquired) and investments in associates	7,603	2,922
Payment of Equant Contingent Value Rights certificates (CVRs)	–	2,015
Proceeds from sale of other investment securities and businesses (net of cash transferred)	(1,595)	(2,715)
Change in marketable securities and other long-term assets	(224)	(1,640)

Organic cash flow	7,481	7,688

Organic cash flow also corresponds to the net cash provided by operating activities, minus acquisitions of tangible and intangible assets, net of the change in non-current asset suppliers and net of the income from the disposal of tangible and intangible assets.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697

Purchases of property, plant and equipment and intangible assets	(6,142)	(5,141)
Increase (decrease) in amounts due to fixed asset suppliers	34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	215	199

Organic cash flow	7,481	7,688

France Telecom considers organic cash flow to be useful and relevant information for investors since it is used by management as an indicator of operational performance to measure the cash flow generated by business operations (net cash provided by operating activities, minus acquisitions of tangible and intangible assets) excluding proceeds from sale of investment securities and excluding acquisitions of investment securities and financial assets. Organic cash flow should be considered in addition to, and not as a substitute for, net cash provided by operating activities and net cash used in investing activities. Organic cash flow, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

■	Ratio of net financial debt to gross operating margin (GOM) for 2005

The ratio of net financial debt (see definition in section 5.10 “Financial glossary”) to GOM for 2005 is calculated on the basis of a restated GOM including the GOM from the Spanish mobile operator Amena over 12 months in 2005.

Under the terms of an agreement signed on July 29, 2005 with the Auna shareholders, on November 8, 2005, France Telecom acquired nearly 80% of the Spanish mobile operator Amena (see section 5.2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements). This company, which forms the Personal Communication Services Spain (PCS Spain) sub-segment, was fully consolidated over the last two months of 2005.

(millions of euros)	Years ended December 31, 2005
Net financial debt(1)	47,846

(a) GOM of the group	18,416
(b) of which GOM of Amena (2 months)	109
(c) GOM of Amena over 12 months	1,005
(a-b+c) Restated GOM including the GOM of Amena over 12 months	19,312

Net financial debt(1) / Restated GOM including the GOM of Amena over 12 months	2.48

(1)	See definition in section 5.10 “Financial glossary”.

5.10 FINANCIAL GLOSSARY

ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.

ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

AUPU – Orange AUPU – (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.

Average number of employees (full-time equivalent): average number of active employees over the period, prorated by their work time, including permanent and temporary contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease (see section 5.9 “Non-GAAP financial measures” and Note 3 to the consolidated financial statements).

Change in operating working capital requirements: change in net inventories, plus change in trade accounts receivable, plus change in trade accounts payable.

Change in total working capital requirements: change in operating working capital requirements, plus change in other receivables, plus change in accrued expenses and other payables.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

External purchases: external purchases (see Note 6 to the consolidated financial statements) include:

-	Commercial expenses: include the purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses;

-	Other external purchases include purchases from and payments to operators, overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

Financial investments: acquisitions of investment securities and businesses, net of cash acquired, and investments in associates.

Free cash flow: net cash provided by operating activities, less net cash used in investing activities. Short-term marketable securities (SICAV de trésorerie) are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow, these short-term marketable securities are nevertheless considered as cash and included in this amount. In addition, free cash flow does not necessarily represent funds available for discretionary use and is not necessarily a measure of the Group’s ability to fund its cash needs. As free cash flow deducts net cash used in investing activities from net cash provided by operating activities, users of this financial information should consider the types of events and transactions which are not reflected.

GOM: Gross operating margin. Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

GOM - CAPEX: indicator of the gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments financed through finance leases (CAPEX) (see section 5.9 “Non-GAAP financial measures”).

Labour expenses (wages and employee benefit expenses): see OPEX.

Net financial debt: the net financial debt equals the total gross financial debt (converted at the closing rate), less active transaction derivatives, cash flow hedges and fair value hedges, less the paid guaranty deposits relating to the derivatives (cash collateral assets), less cash and cash equivalents, marketable securities and less certain guaranty deposits established for specific transactions (if the associated debt is included in the gross financial debt), and impacted by the effective portion of the cash flow hedges (see Note 19 to the consolidated financial statements).

Number of employees (active employees at end-of-period): the number of persons working on the last day of the period, including both permanent and fixed-term contracts.

OPEX: operating expenses included in the determination of the gross operating margin (GOM - see Note 6 to the consolidated financial statements), including:

-	Labour expenses (wages and employee benefit expenses): the labour expenses included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses;

-	OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses). Operating expenses, excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see external purchases) and other operating income and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

Orange churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.

Orange equipment revenues (PCS segment): Orange equipment revenues include the sale of mobile handsets and accessories.

Orange non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content (downloading ring tones, sports results, etc.), telemetry, mobile portals and their content.

Orange network revenues (PCS segment): the Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

Orange subscribers acquisition costs (PCS segment): the acquisition costs per customer correspond to the sum of the acquisition costs of the handsets sold plus the commissions paid to distributors from which are deducted the revenues received from the sale of handsets for each new customer.

Orange subscribers retention costs (PCS segment): the costs of development per customer is equal to the sum of the acquisition costs of the handsets sold plus the commissions paid to distributors, from which are deducted the revenues received from the sale of handsets for each customer renewing a contract with Orange.

Organic cash flow: net cash provided by operating activities, less net cash used in investing activities, excluding proceeds from sale of investment securities and excluding acquisitions of investment securities and financial assets. Organic cash flow also corresponds to the net cash provided by operating activities, minus acquisitions of tangible and intangible assets, net of the change in non-current asset suppliers and net of the income from the disposal of tangible and intangible assets (see section 5.9 “Non-GAAP financial measures”).

Other external purchases: see External purchases.

Statutory figures: statutory figures means data before elimination of inter-segment transactions.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 DIRECTORS AND SENIOR MANAGEMENT

6.1.1 BOARD OF DIRECTORS

France Telecom is managed by a board of directors, which decides the company’s business policies and monitors their implementation by management. Subject to the powers expressly attributed by law to the shareholders’ meetings and within the limits of France Telecom’s corporate purpose, the board examines any issue relating to the proper functioning of France Telecom and deliberates on matters which concern it. In particular, it takes all decisions relating to the company’s major strategic, economic, employment, financial and technological policies (see also Section 10.2.2 “Provisions concerning administrative and management bodies”).

6.1.1.1 Board structure

On February 27, 2005, the Board of Directors appointed Didier Lombard as director to replace Thierry Breton for the remainder of Mr. Breton’s term. The Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 ratified the appointment of Didier Lombard as director and noted that his term would expire at the first Board meeting on or after December 19, 2005.

The Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 also decided to renew the terms of seven directors (including that of Didier Lombard) for a period of five years, beginning at the first Board of Directors’ meeting held on or after December 19, 2005. Their term of office will expire at the close of the annual shareholders’ meeting convened to approve the financial statements for full year 2010. A director representing the employee shareholders was also appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting on April 22, 2005 for a five-year period ending at the close of the annual shareholders’ meeting convened to approve the financial statements for full year 2009.

In addition, following the French State’s sale of shares representing 6.2% of the capital of France Telecom, the delivery of which took place on June 9, 2005, the number of directors representing the French state was reduced from five to four with the departure from the Board of Jean-Pierre Jouyet (see section 10.2.2 “Provisions concerning administrative and management bodies”).

On September 2, 2005, Alain Baron, a director representing the employees, resigned from his position and was replaced by Hélène Adam.

On April 13, 2006, Jean-Pierre Jouyet was appointed again as a director by decree of the Minister of the Economy, Finance and Industry, replacing Pierre-Mathieu Duhamel.

The table below gives the names of the directors of France Telecom and additional information about them as of the date of the present document:

Name	Positions and offices held within France Telecom	Date of appointment	Expiration date of term	Other offices or positions outside France Telecom group in the last 5 years
Directors elected at the general shareholders’ meeting

Didier Lombard	Chairman and Chief Executive Officer of France Telecom Chairman of the Strategy Committee Chairman of the Board of Directors of Orange S.A.	February 19, 2005(1)	2011(2)	Director: - Thomson - Thales Member of the Supervisory Board: - STMicroelectronics N.V. - Radiall - Agence de l’Innovation Industrielle Offices no longer held: None

Name	Positions and offices held within France Telecom	Date of appointment	Expiration date of term	Other offices or positions outside France Telecom group in the last 5 years
Marcel Roulet	Director of France Telecom Chairman of the Compensation, Nominating and Governance Committee Board observer (Censeur), PagesJaunes Group	February 25, 2005(1)	2011(2)

Business consultant

Director:

- Thomson

- Thales (representing Thomson S.A.)

- HSBC France (formerly CCF)

Chairman of the Supervisory Board of GIMAR Finances SCA

Member of the Supervisory Board of Eurazeo

Cap Gemini observer (Censeur)

Offices no longer held:

Director of ON-X

Bernard Dufau	Director of France Telecom Chairman of the Audit Committee	February 25, 2003(1)	2011(2)	Director: - Dassault Systèmes - KESA Electricals Offices no longer held: Director of Team Partners Group

Arnaud Lagardère	Director of France Telecom Member of the Compensation, Nominating and Governance Committee	February 25, 2003(1)	2011(2)

Manager and General Partner of Lagardère SCA

Director:

- Lagardère Ressources (SAS)

- Hachette Livre (SA)

- Hachette Distribution Services (SA)

- Hachette Filipacchi Medias

- LVMH – Moët Hennessy Louis Vuitton (SA)

Chairman and Chief Executive Officer of Hachette S.A. (Lagardère Media)

Chairman:

- Lagardère (SAS)

- Lagardère Active (SAS) and its subsidiaries

- Lagardère Active Broadband (SAS)

- Lagardère Capital et Management (SAS)

- Fondation Jean-Luc Lagardère

- EADS N.V

- EADS Participations B.V.

Deputy Chairman of Lagardère Active Broadcast (S.A. governed by the laws of Monaco)

Chairman and Chief Executive Officer of Arjil Commanditée-Arco (SA)

Name	Positions and offices held within France Telecom	Date of appointment	Expiration date of term	Other offices or positions outside France Telecom group in the last 5 years

Member of the Supervisory Board:

- Virgin Stores (S.A.)

- Le Monde (SA)

Permanent representative of Lagardère Active Publicité on the Lagardère Active Radio International Board of Directors

Permanent representative of Hachette S.A. on the Management Committee of SEDI TV-TEVA (SNC)

Offices no longer held:

Director:

- FIMALAC

- Lagardère Capital Management

- LCM Expression (SA)

- Multithématiques (SA)

- Société d’Agences et de Diffusion (SA)

- Canalsatellite (SA)

Chairman:

- Lagardère Thématiques (SA)

- Lagardère Média

- Lagardère Images (S.A.S.)

- Broadband (S.A.S.)

- Lagardère Active Broadband Finances (SAS)

Executive Vice President of Grolier Inc.

Manager:

- Les Nouvelles Messageries de la Presse Parisienne (N.M.P.P.) (SARL)

- Lagardère Active Publicité (SNC)

- Lagardère Elevage (SARL)

- HFG

- I.S.-9 (Co-Manager)

Vice Chairman of the Supervisory Board of Banque Arjil & Compagnie (S.C.A.)

Member of the Supervisory Board of T-Online International AG

Permanent representative of Lagardère Capital & Management on the Supervisory Board of LCM Partenaires (SA)

Henri Martre	Director of France Telecom Member of the Strategy Committee	February 25, 2003(1)	2011(2)	Director: - Renault S.A. - SOGEPA - ON-X Chairman of the Supervisory Board of ESL

Name	Positions and offices held within France Telecom	Date of appointment	Expiration date of term	Other offices or positions outside France Telecom group in the last 5 years

Vice-Chairman of the KLM Supervisory Board

Member of the Executive Committee of SOFRADIR

Member:

- Conseil supérieur de l’Aviation marchande

- Conseil du CEPII

- Advisory Board, Banque de France

- Conseil de l’Agence Française pour les Investissements Internationaux

Manager of SOCOGIT (SARL)

Offices no longer held:

Chairman Emeritus of Aérospatiale

Director of SOFRADIR

President of the UN Center for e-business

Member:

- Advisory Board, Ernst & Young

- Advisory Board, Carlyle Europe

Stéphane Richard	Director of France Telecom Member of the Audit Committee	February 25, 2003(1)	2011(2)

Chief Executive Officer of VEOLIA Transport

Executive Vice President of Veolia Environnement

Director:

- NEXITY

- APRR

- UGC S.A.

Offices no longer held:

Chairman of the Executive Board of NEXITY

Member of the Executive Board of Vivendi Environnement

Jean Simonin	Director of France Telecom Member of the Compensation, Nominating and Governance Committee	May 26, 1998(1)	2011(2)	Mayor of Saint Emiland (71) Vice-President of the “Autour du Couchois” association of municipalities Offices no longer held: Director of AFTAS

Name	Positions and offices held within France Telecom	Date of appointment	Expiration date of term	Other offices or positions outside France Telecom group in the last 5 years
Directors appointed by decree

Jean-Pierre Jouyet	Director of France Telecom	April 19, 2006	September 6, 2009

Director of the General Inspectorate of Finance, Ministry of the Economy, Finance and Industry

Vice-President:

Institut Pasteur Board of Directors

Offices no longer held:

Director:

- Crédit Lyonnais

- France Télévisions

- Air France

Member:

- Caisse des Dépôts et Consignations - Supervisory Board

- Conseil de la Politique Monétaire

Chairman:

- Paris Club

- Barclay’s Bank France

Jacques de Larosière	Director of France Telecom Member of the Audit Committee	May 22, 1998(3)	September 6, 2009

Advisor to the President of BNP Paribas

Member of the Advisory Board of AIG

Chairman:

- Board of Directors of BNP Paribas Hungaria

- Strategy Board of EMP

- L’Observatoire de l’épargne européenne (trustee) (unpaid)

- Co-Chairman of Eurofi (unpaid)

Offices no longer held Chairman (unpaid): - The Per Jacobsson Foundation - Reuters Founders Share Company Limited Director of Power Corporation

Denis Samuel-Lajeunesse	Director of France Telecom Member of the Audit Committee	June 17, 2003(3)	September 6, 2009

Managing Director of the Agency for State Equity Investments

Member of the Supervisory Board of CNP

Director:

- Alstom

- Gaz de France (GDF)

- Thales

Offices no longer held

Director and member of the Strategy Committee of Air France

Chairman and CEO:

- Lyonnaise de Banque

- Banque de Vizille

Director:

- Descours & Cabaud

- April Group

- Renault Véhicules Industriels

Name	Positions and offices held within France Telecom	Date of appointment	Expiration date of term	Other offices or positions outside France Telecom group in the last 5 years
Henri Serres	Director of France Telecom Member of the Compensation, Nominating and Governance Committee	October 1, 2002(3)	September 6, 2009

Vice-Chairman of the General Council on Information Technologies, Ministry of the Economy, Finance and Industry

Chairman of the Board of Directors of Groupe des Ecoles des Télécommunications

Government representative to the Board of Directors of Groupe La Porte

Offices no longer held

Managing Director of Information Systems Security, General Secretariat for National Defense

French representative on the Board of Directors of the European Network and Information Security Agency (ENISA)

Directors elected by employees
Hélène Adam	Director of France Telecom Member of the Strategy Committee	September 2, 2005	December 2, 2009	None

René Bernardi	Director of France Telecom Member of the Audit Committee	December 3, 2004	December 2, 2009	None

Jean-Michel Gaveau	Director of France Telecom Member of the Strategy Committee	December 3, 2004	December 2, 2009	None

Director representing employee-shareholders
Stéphane Tierce	Director of France Telecom Member of the Strategy Committee	April 22, 2005	2010(4)	None

(1)	Term renewed by the Shareholders’ Meeting of April 22, 2005.

(2)	The terms of these directors will expire at the Ordinary Shareholders’ Meeting called to approve the financial statements for financial year 2010.

(3)	Following the transfer of the majority of the share capital of France Telecom to the private sector, these directors were newly appointed by decree of the Minister of State, Minister of the Economy, Finance and Industry on September 7, 2004.

(4)	The term of this director will expire at the Ordinary Shareholders’ Meeting called to approve the financial statements for financial year 2009.

The business address of all of the directors in connection with their positions as France Telecom directors is: 6, Place d’Alleray – 75015 Paris – France.

6.1.1.2 Biographies of directors

Didier Lombard, 64, has been the Chairman and Chief Executive Officer of France Telecom since February 27, 2005. See section 6.1.2 “Senior Management”.

Marcel Roulet, 73, served as Chairman of France Telecom from 1991 to 1995. He then held the position of Chairman and Chief Executive Officer of Thomson S.A. between February 1996 and March 1997 and of Thomson CSF (now Thalès) between February 1996 and January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999 and serves as a business consultant. Mr. Roulet is a director of Thomson, Thales (as the representative of Thomson S.A.), HSBC France and is Chairman of the Supervisory Board of Gimar Finance S.C.A. He is also a member of the Supervisory Board of Eurazeo. In addition, he serves as a Board observer (censeur) for PagesJaunes Group and the Board of Cap Gemini. He is Chairman Emeritus of France Telecom S.A. Marcel Roulet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Stéphane Richard, 44, has been the Executive Vice President of Veolia Environnement and the Chief Executive Officer of Veolia Transport since March 2003. He was Inspector of Finances from 1987 until 1991. From 1991 until 1992, he served as Technical Advisor to the Cabinet of the Minister Delegate, Mr. Dominique Strauss-Kahn, at the Ministry of Industry and External Trade. From 1992 to 1994, Mr. Richard was chargé de mission at the finance division of Générale des Eaux. He was Chief Executive Officer of Compagnie Immobilière Phénix from 1994 to 1995. Mr. Richard served as Managing Director and then Executive Vice President and Managing Director of CGIS (Compagnie Générale d’Immobíliér et de Services, now Nexity) from 1995 to 1997. From 1997 to 2003, he was Chairman and Chief Executive Officer of CGIS. Mr. Richard is also a member of the Boards of Directors of Nexity, Autoroutes Paris Rhin-Rhône, and UGC S.A. Mr. Richard is a graduate of the Ecole des hautes études commerciales and the Ecole nationale d’administration.

Arnaud Lagardère, 45, has served since March 17, 2003 as managing partner of Lagardère S.C.A. Mr. Lagardère has also served since 1999 as Chairman and Chief Executive Officer of Lagardère Media (the media division of Lagardère S.C.A.) and, since 2001, as Chairman of Lagardère Active (the audiovisual branch of Lagardère Media), and Chief Operating Officer of Lagardère Active Broadcast. In 2003, he became Chairman of the Board of Directors of the European Aeronautic Defence and Space Company (EADS NV) and EADS Participation B.V. A graduate of the Université Paris-Dauphine, Mr. Lagardère began his career in 1987 working with his father, Jean-Luc Lagardère. He successively served as Vice Chairman of the Supervisory Board of ARJIL bank, then director of emerging activities and electronic media at Matra, then as Chief Executive Officer of Lagardère (S.A.S.) In 1994, Arnaud Lagardère became Chairman and Chief Executive Officer of Grolier Inc. in the United States. After returning to France in 1998, Mr. Lagardère focused on the media activity of the group which he reorganized and consolidated. He successfully completed the divestiture of Club Internet, the acquisition of a 34% holding in Canalstat and a 27.4% stake in Multithématiques, the acquisition of Virgin Stores and, more recently, the purchase of the publishing division of Vivendi Universal. Mr. Lagardère is a director of Hachette Livre S.A., Hachette Distributions Services (S.A.), Hachette Filipacchi Médias (S.A.) and Lagardère Ressources (S.A.S.), and a member of the Supervisory Board of Virgin Stores. He has been Chairman of Lagardère Capital & Management and a director of France Telecom (S.A.) and Moët Hennessy Louis Vuitton (LVMH) (S.A.) since 2003. He is also Chairman of Arjil Commanditee-arco, as well as President of the Fondation Jean-Luc Lagardère, President of the Amicale du Club Paris Jean-Bouin C.A.S.G., and a director of the Club Paris Jean-Bouin C.A.S.G. He is a member of the France China Honor Committee and has been a member of Strategic Council for Information Technologies since 2004.

Henri Martre, 78, served as Chairman and Chief Executive Officer from 1983 to 1992 of Aérospatiale. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Gifas (Groupement des industries françaises aéronautiques et spatiales) from 1990 to 1993, Chairman of AECMA (European Association of Aerospace Manufacturers), and Chairman of AFNOR from 1993 to 2002. An engineer, Mr. Martre is a director of Renault S.A., SOGEPA (French State holding company of EADS) and On-X, member of the Executive Committee of SOFRADIR, Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various State councils (Superior Council of Aviation, Council of the CEPII), and the advisory board of Banque de France. Mr. Martre is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He was Délégué général pour l’armement from 1977 to 1983.

Bernard Dufau, 65, joined IBM France as an engineer in 1966 and served in various positions in marketing and management throughout France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Business Director (1983-1988) as well as General Operating Director (1988-1993) for IBM France. In 1994 he became the Managing Director of IBM Europe’s Distribution Division. From January 1, 1995 until April 1, 2001, Mr. Dufau was the Chairman and Chief Executive Officer of IBM France.

From July 2001 until December 2005, Bernard Dufau worked as a strategy consultant. Mr. Dufau is also a director of Dassault Systèmes and KESA Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and a former president of the SUPELEC Engineers Association.

Jean Simonin, 61, is the former Managing Director of the retail sales office of France Telecom in Toulouse. Mr. Simonin led France Telecom’s commercial activities for the South West division from 1993 to 1996. Prior to that date, Jean Simonin led the France Telecom sales office in Avignon from 1989 to 1992 and in Nevers from 1986 to 1989. Prior to 1986, he held various positions in France Telecom in Nevers, Cluses, Evry and Paris. He is a director of AFTAS. He is also the Mayor of Saint-Emiland (71), and Vice-President of the “autour de Couchois” association of municipalities. Jean Simonin is a graduate of the Centre national des arts et métiers.

Jean-Pierre Jouyet, 52, has been the Director of the General Inspectorate of Finance in the French Ministry of the Economy, Finance and Industry since November 2005, after having served as Ambassador for international economic affairs (2004-2005) and as Treasury Director (2000-2004). He was Chairman of the Paris Club from 2000 to 2005, and non-executive Chairman of Barclay’s Bank France in 2005. In 1980, Mr. Jouyet was appointed an Inspector of Finance at the General Inspectorate of Finance and became Bureau Chief in the tax legislation department from 1984 to 1988. Mr. Jouyet was Chief of Staff for Roger Fauroux, Minister for Industry and National and Regional Development from 1988 to 1991. From 1991 to 1994, he served as deputy Chief of Staff for Jacques Delors, President of the European Commission and, from 1994 to 1995, his Chief of Staff. From 1995 to 1997, Mr. Jouyet was a partner at the law firm of Jeantet et Associés, and from 1997 to 2000 served as Deputy Chief of Staff for Prime Minister Lionel Jospin. Mr. Jouyet is a graduate of the Institut d’études politiques de Paris, and holds a DEA degree in public law. He is also a graduate of the Ecole nationale d’administration.

Jacques de Larosière, 76, is Chairman of the Observatoire de l’épargne européenne and co-Chairman of Eurofi. He has served as an advisor to the President of BNP Paribas (formerly Paribas) since 1998 and was Chairman of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. He was also Chairman of the Committee of Governors of the Group of Ten from 1990 to 1993. He served as Governor of Banque de France from 1987 to 1993 and as Managing Director of the International Monetary Fund (IMF) from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry, including Treasury Director. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’etudes politiques de Paris, and the Ecole nationale d’administration.

Denis Samuel-Lajeunesse, 58, has been Managing Director of the State Holdings Agency (Agence des Participations de L’Etat) within the Ministry of the Economy, Finance and Industry since 2003. He is also a member of the Boards of Alstom, Gaz de France and Thales, and a member of the Supervisory Board of CNP. As a Civil Administrator from 1973 to 1983 in the Treasury Department of the Ministry of Finance, his responsibilities included management of State funds, financial markets and currency markets. He was also an alternate director for France with the International Monetary Fund in Washington from 1977 to 1979. From 1983 to 1985, Mr. Samuel-Lajeunesse served as Deputy Director of Multilateral International Affairs within the Treasury Department, then between 1985 and 1986 as Deputy Director in charge of State holdings within the same department. In 1986, Mr. Samuel-Lajeunesse was appointed Director of International Affairs within the Treasury Department. In this position, he was a member of the Monetary Committee of the EEC and co-Chairman of the Paris Club. In 1992, Mr. Samuel-Lajeunesse became Chairman and Chief Executive Officer of Lyonnaise de Banque, a general commercial bank and subsidiary of CIC. At the same time, he served as Chairman and Chief Executive Officer of Banque de Vizille, the only merchant bank in the region and a subsidiary of Lyonnaise de Banque. In 2003, Mr. Samuel-Lajeunesse was appointed Managing Director of the newly-formed Agence des Participations within the Ministry of the Economy, Finance and Industry. He is a graduate of the Institut d’Etudes Politiques in Paris, and holds a master’s degree in Economics from the University of Paris-Assas. He also graduated from the Ecole nationale d’administration.

Henri Serres, 55, has served as Vice Chairman of the General Council for Information Technologies in the Ministry of the Economy, Finance and Industry since July 2005. In December 2005, he was appointed as French government representative to the Board of Directors of La Poste. Mr. Serres served in the office of André Giraud, Minister of Industry from 1978 to 1980, and then served as Technical Director in the Ministry of Defense from 1981 to 1986. He was also Director of Public Radiotelephony Business at Matra Communication from 1986 to 1989. He was a Director of the Department of Industry, responsible for the communication and services industries from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000, then as Central Director for Information Systems Security with the General Secretariat for National Defense from 2000 to 2005. Mr. Serres is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des télécommunications.

Hélène Adam, 53, has been a member of the France Telecom European Group Committee since it was founded. Prior to that, she served as Head of Telecommunication Lines Work, then as videocommunication engineering supervisor at the Arcueil Paris-South Line Construction Center.

René Bernardi, 49, has served as Chairman of the @toukolo Association (organizing holidays for children of France Telecom employees) since May 2004. Mr. Bernardi previously held various senior trade union roles between 1992 and 2004 in Drôme, the Rhône Alpes region and in the post and telecommunications trade union federation. He started his career with France Telecom in 1977 in the National Network Division and was responsible for the customer problem tracking activity at the Main Operations Unit in Montélimar from 1988 to 1992.

Jean-Michel Gaveau, 53, is supervisor of Telecommunication Lines Work at the Regional Network Unit in Rouen. He has been an employee of France Telecom since 1977.

Stéphane Tierce, 37, has been responsible for the line of services for the prepaid market (mobicard services) at Orange France since May 2003. Between May 2001 and May 2003, he was head of marketing for banking and financial services at Orange France. From February 1999 to April 2001, Mr. Tierce was marketing manager for remote banking services within the Enterprise division of France Telecom. Mr. Tierce holds an engineering degree from the Ecole Nationale Supérieure des Arts et Métiers.

6.1.1.3 Independent directors

The Board of Directors again determined during its meeting of January 26, 2006 that five directors may be considered independent according to the criteria of the Medef/AFEP report of October 2003 on corporate governance for listed companies. They are Marcel Roulet, Stéphane Richard, Arnaud Lagardère, Henri Martre and Bernard Dufau, all of whom are directors elected by the shareholders’ meeting of February 25, 2003, and whose terms were renewed by the shareholders’ meeting of April 22, 2005.

The other directors are either representatives of the French state or are employees of France Telecom or were employees of France Telecom within the past five years and, as such, cannot be considered independent according to the Medef/AFEP report criteria.

The criteria of independence set forth in the Medef/AFEP report are listed below. An independent director:

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

In addition, the two independent directors who are members of the Audit Committee, Messrs. Bernard Dufau and Stéphane Richard, also meet the definition of independence set forth in Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended.

6.1.1.4 Conflicts of interest

To the Company’s knowledge on the date of this document, there is no potential conflict of interest between the duties of the members of the Board of Directors acting for France Telecom and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or understanding with shareholders, customers, suppliers or other parties pursuant to which a member of the Board has been appointed to the Board or as chief executive officer. Pursuant to the French Decree-Law of October 30, 1935, the French State appoints by decree various directors on a pro rata basis in line with its number of shares in the capital of France Telecom (see Section 7.1.2 “Direct or indirect control over France Telecom”).

To the Company’s knowledge, there is no restriction that has been accepted by a member of the Board of Directors concerning the disposal, within a certain period of time, of his holdings in the Company. Pursuant to the applicable legal provisions and the bylaws, each director elected by the Shareholders’ Meeting (other than the director representing the employee shareholders) and each director elected by the employees must own at least one share of the Company. Moreover, the directors who hold shares through Company Savings Plans (fonds communs de placement du Plan d’Epargne Entreprise) of the France Telecom group which are invested in shares of the Company, or which have purchased shares from the French State within the framework of the privatization laws, are subject to the lock-up and non-transferability rules resulting from the provisions governing those operations.

6.1.2 SENIOR MANAGEMENT

On the recommendation of the Compensation, Nominating and Governance Committee, Didier Lombard was appointed Chairman and Chief Executive Officer by the Board of Directors on February 27, 2005. His appointment was renewed by the Board of Directors on January 26, 2006. In his capacity as the Chairman and Chief Executive Officer, Mr. Lombard is responsible for the general management of France Telecom.

Moreover, the Board of Directors has chosen not to appoint a Chief Executive Officer Delegate.

In 2005, France Telecom was managed by a 21-member Executive Committee. On January 30, 2006, Didier Lombard announced a change in the organization of his management team to focus on the Group’s transformation and its operating performance as part of the acceleration of the NExT program (see Section “4.2.1 From the Ambition FT 2005 plan to the NExT program”).

The Group Management Committee is now composed of nine members, under the chairmanship of the Chairman and Chief Executive Officer. The following table sets forth the members’ names and their positions as at the date of this Form 20-F.

Name (age)	Position
Didier Lombard (64)	Chairman and Chief Executive Officer
Sanjiv Ahuja (49)	Chief Executive Officer of Orange, UK and International Operations
Olivier Barberot (51)	Group Human Resources
Barbara Dalibard (47)	Enterprise Communication Services
Jean-Yves Larrouturou (44)	Group General Secretary
Gervais Pellissier (46)	Group Finance and Spain Operations
Georges Penalver (49)	Group Strategic Marketing and Product Factory
Jean-Philippe Vanot (54)	Group Networks and Information Systems
Louis-Pierre Wenes (57)	Group Transformation and France Operations

The Group Management Committee ensures the implementation of the Group’s strategy and transformation programs and monitors operational and financial performance.

Biographies

Didier Lombard, 64, was appointed Chairman and Chief Executive Officer of France Telecom on February 27, 2005. He joined France Telecom in 2003 as Executive Director for Technologies, Strategic Partnerships and New Usages. Mr. Lombard began his career in research and development at France Telecom in 1967, where he participated in the development of a number of new products for France Telecom in the area of satellites, electronic components, and wireless systems. From 1988 to 1990, he was the scientific and technical director at the Ministry of Research and Technology and then served as the Director of industrial strategy at the Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his appointment, Mr. Lombard also served as an ambassador for national investments for several years and was the founding Chairman of the

French agency for international investment. Didier Lombard is Chairman of Orange S.A., a director of Thomson and Thales and a member of the Supervisory Boards of STMicroelectronics and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is an Officer of the French Legion of Honor and Commander of the French Ordre National du Mérite.

Sanjiv Ahuja, 49, is a member of the Group Management Committee in his capacity as Chief Executive Officer of Orange and head of UK and international operational activities. Mr. Ahuja joined Orange in April 2003 as Director of Operations then, as of March 2004, as Executive Vice President for the Personal Communication Services of France Telecom and Chief Executive Officer of Orange S.A.. Before joining Orange, Sanjiv Ahuja was Chief Executive Officer of Comstellar Technologies, a company developing and marketing new communication technologies. He previously held the office of Chairman of Telcordia Technologies (formerly Bellcore), the largest worldwide provider in support and network software systems and consulting and engineering services for the telecommunications sector. He began his career with IBM in 1979 as an IT engineer. From 1987 to 1990, he was responsible for transactional process strategy and, from 1990 to 1994, he served as head of the Distribution Networks and Systems Division, launching IBM’s global presence in the market for telecommunications software. Sanjuv Ahuja is an electrical engineering graduate from the University of Delhi and holds a Masters in Computer Science from Columbia University in New York.

Olivier Barberot, 51, is a member of the Group Management Committee and is responsible for Human Resources. Mr. Barberot joined the France Telecom group in March 2003 as Executive Vice President for the Development and Optimization of Human Resources. Since March 2004, he has been responsible for Management Networks and Internal Communications. After holding several engineering positions, Mr. Barberot served as General Secretary of Futuroscope in Poitiers from 1985 to 1991, then as General Secretary of CGI until 1993. From 1993 to 1997, he was General Secretary of Université Léonard de Vinci. He served as Director of Human Resources and a member of the Executive Committee of the Thomson Group (formerly Thomson Multimedia) between July 1997 and March 2003. Mr. Barberot is a graduate of the Ecole des Mines in Paris.

Barbara Dalibard, 47, is a member of the Group Management Committee and is responsible for Enterprise Communication Services. She was Executive Vice President of the Corporate Solutions Division from January 2003, and has led the Enterprise Communication Services Division since April 2004. Barbara Dalibard has also been Chairman and CEO of Equant since August 2005. Ms. Dalibard began her career with France Telecom S.A. in 1982, holding various commercial sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole normale supérieure, holds a masters degree in mathematics and is a graduate of the Ecole nationale supérieure des telecommunications.

Jean-Yves Larrouturou, 44, is a member of the Group Management Committee and Group General Secretary. He was appointed to that position in March 2004. Mr. Larrouturou joined France Telecom in May 2003, after 15 years with the Ministry of the Economy, Finance and Industry. Jean-Yves Larrouturou started at the Paris Club in 1988 and pursued his career in the Financial Markets Section of the Treasury Department in 1990 then in 1993 as Financial Attaché in Brussels. In 1995, he was appointed head of the Office of Capital Transactions and, in 1998, was named Assistant Director of the State Financing, Banking and Monetary Division. In 2001, he was appointed Communications Director of the Ministry. Mr. Larrouturou is a graduate of the Ecole centrale de Paris, the Institut d’études politiques de Paris, the Ecole nationale d’administration and the Institute for Fiscal and Monetary Policy of Tokyo.

Gervais Pellissier, 46, is a member of the Group Management Committee and is in charge of Group Finance and Spain operational activities. He joined France Telecom in 2005 to supervise the integration of France Telecom’s businesses in Spain and advise on geographic integration within the Group. Mr. Pellissier previously served as Deputy Director and General Manager of Groupe Bull, in which he held various positions between 1983 and 2005, including Chief Financial Officer (1998 to 2000) and Deputy General Manager (2000 to 2004). He holds a degree in Business Law (Université Paris XI) and is a graduate of HEC (International Management – joint program with Berkeley University and the University of Cologne)

Georges Penalver, 49, is a member of the Group Management Committee and is responsible for Group strategic marketing and Product Factory. Before joining France Telecom in September 2005, Georges Penalver was Deputy General Manager of SAGEM Communication (SAFRAN group). From 2002 to 2005, as

General Manager of SAGEM’S Broadband Communications Business Group he supervised the launch of new fixed and mobile product offerings (including ADSL access, modems, routers, triple play gateways, video telephony and digital television), implementation of cutting edge telecom networks, industrial deployment in Tunisia, Asia and Eastern Europe, and extension of sales networks in Europe, China, Southeast Asia, Australia, the Middle East, Africa and the Americas. During his career at SAGEM since 1980, Mr. Penalver moved from researcher within the Telecom Terminal R&D team to director of the Fax and Wireless Telephony Department, and director of the Networks and Internet Division, before being appointed to the Management Board of SAGEM in April 2001. Throughout this period, he participated in the mass development of mobile and Internet services. Mr. Penalver is a graduate of the Ecole nationale supérieure d’arts et métiers in Aix en Provence (gold medal, 1974) and the Ecole nationale supérieure de télécommunications in Paris (1980). He is a Chevalier of the French Ordre National du Mérite.

Jean-Philippe Vanot, 54, is a member of the Group Management Committee and is responsible for Group Networks and Information Systems. Mr. Vanot has served as Executive Director of the Networks, Operators, and Information Systems division since March 2004. He has spent his entire career with France Telecom since starting in the National Network Division in 1977, and has a diverse technical and operational background. Regional vice-president in Créteil and then in Bagnolet, Mr. Vanot has occupied several divisional vice president positions at the Networks Branch since 1996 (International Networks Vice President, Long Distance Networks Vice President and Regional Vice President for Paris). Jean-Philippe Vanot is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des telecommunications. He is a Chevalier of the French Ordre National du Mérite.

Louis-Pierre Wenes, 57, is a member of Group Management Committee, responsible for steering the transformation of the Group and in charge of operational activities in France. He joined the France Telecom group in January 2003 as Senior Vice President of Sourcing and Performance Improvement, which became the Sourcing division in March 2004. He began his career in 1972 at Matra Automobile, first as production engineer, then as Vice President of Quality Control. He held the post of Industrial Director at Matra Electronique from 1977 to 1981. Louis-Pierre Wenes then became Chairman and Chief Executive Officer of Comelin (printed circuits) until 1985. He was Director of the German subsidiary of Matra Datavision and then Vice President of that company for Europe and Eastern European countries, before joining Coopers and Lybrand in 1989, heading its Industry and Logistics division. After serving as Vice Chairman of Gemini Consulting from 1994 to 1996, he was appointed Vice President of A.T. Kearney in charge of the Paris office. Louis-Pierre Wenes is a graduate of the Ecole Centrale de Paris.

6.2 COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate amount, excluding employer charges, of the compensation and benefits of any kind and directors’ attendance fees paid in respect of the 2005 financial year1 by France Telecom and the companies it controls to the members of the Board of Directors and the Executive Committee (an average total of 35 people) amounted to 12,002,234 euros2.

6.2.1 REMUNERATION AND BENEFITS PAID TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Pursuant to the decisions of the Board of Directors, Mr. Didier Lombard receives a gross annual base compensation of 900,000 euros.

Mr. Lombard is also eligible for a bonus, the target for which is 50% of his base salary. If targets are exceeded, this bonus may reach up to 66.6% of his basic salary. The Compensation, Nominating and Governance Committee reviews and recommends to the Board of Directors every six months the parameters for calculating the bonus of the Chairman and Chief Executive Officer for the following six-month period, and recommends the amount of the bonus for the previous six-month period based directly on France Telecom’s financial results.

In 2005, the first-half bonus of the Chairman and Chief Executive Officer was based on a total financial objective, known as Group Solidarity, calculated at the consolidated level of the France Telecom group and consisting of the weighted average of: the growth rate, on a comparable basis, of revenues; operating income;

[1]	Excluding payments made under collective profit sharing and incentive programs.

[2]	The compensation paid to them during the course of 2005 totaled 12,341,601 euros (see Note 34 to the consolidated financial statements for the year ended December 31, 2005).

and the TOP indicator: “GOM minus capital expenditures excluding licenses plus improvement in working capital requirements”;

Mr. Lombard has a company car. He also benefits from services offered by consulting firms for personal legal assistance related to his position, limited to 100 hours of advice per year. In addition, he has a telephone line package.

In the event that his term-of-office is terminated by a decision by the Board of Directors and if this decision also involved his employment contract being terminated1, Mr. Lombard would be entitled to compensation equivalent to 21 months of his last total gross annual compensation (including the contractual redundancy allowance), upon decision by the Board of Directors.

Mr. Lombard is covered by the France Telecom Group’s supplementary insurance program.

During his term of office, Mr. Lombard will continue to benefit from the supplementary pension scheme set up for “non-grid” members of staff, and is considered to have been classified as “non-grid” before the age of 55.

Before February 27, 2005, Mr. Lombard was not a corporate director and officer. He received compensation as a Company senior executive employee.

In 2005, no loan or guarantee was granted by a Group company to Didier Lombard or to any other member of the Board of Directors or the Executive Committee.

Compensation and benefits paid to Didier Lombard (gross amounts excluding employer charges)	in respect of 2005(1)	during 2005(1)
Fixed base salary	757,112	757,112
Bonus	313,854	205,723
Incentive payments	0	12,665
Exceptional payments	0	0
Benefits in kind	3,208	2,598
Directors’ fees(2)	0	0
TOTAL	1,074,174	978,098
(1) As	from the date he took office, that is, for the period from February 27 to December 31, 2005.

(2) Mr.	Lombard has waived directors’ attendance fees.

Compensation and benefits paid to Thierry Breton – former Chairman and Chief Executive Officer (gross amounts excluding employer charges)	in respect of the year		during the year
	2005(1)	2004	2005		2004
Fixed base salary	140,025	900,000	140,025	(1)	900,000
Bonus	71,493	527,175	267,075		517,100
Incentive payments	0	0	0		0
Exceptional payments	0	0	0		0
Benefits in kind	640	5,191	640		5,191
Directors’ fees(2)	0	0	0		0
TOTAL	212,158	1,432,366	407,740		1,422,291

(1)	For the period from January 1 to February 26, 2005.

(2)	Thierry Breton had waived directors’ attendance fees.

6.2.2 REMUNERATION AND BENEFITS PAID TO DIRECTORS (ATTENDANCE FEES)

The Board of Directors, at its meeting of January 26, 2005, set the total amount of attendance fees payable to the directors elected by the Shareholders’ Meeting at 210,500 euros in respect of the year 2004. These fees were paid in February 2005.

[1]	Mr. Lombard’s employment contract was suspended when he was appointed as a director.

The Shareholders’ Meeting of April 22, 2005 set the total amount of attendance fees payable to directors at 500,000 euros. Pursuant to this resolution, the Board of Directors on January 26, 2006 decided to allocate the amount of 499,100 euros to all members of the Board in respect of the year 2005. These fees were paid in February 2006.

According to the distribution rules relating to attendance fees decided by the Board at its meeting on January 26, 2006, directors receive a fixed amount of 10,000 euros per year and a variable amount based on attendance at board and committee meetings and duties performed in committees.

Didier Lombard, as did Thierry Breton before him, waived his directors’ fees.

With the exception of the directors representing the employees and employee shareholders, who received compensation as employees of the Company1, and the Chairman and Chief Executive Officer, the directors received no compensation or benefit other than attendance fees in 2005. Furthermore, with the exception of the Chairman and Chief Executive Officer, none of the directors has a contract with France Telecom providing for benefits upon termination of such contract.

Attendance fees allotted to the Directors

	for 2005	for 2004	for 2003
Didier Lombard	0	0	0
Marcel Roulet	48,900	40,000	38,000
Bernard Dufau	58,000	57,500	42,000
Arnaud Lagardère	19,000	18,500	23,000
Henri Martre	35,900	28,500	26,500
Stéphane Richard	35,500	34,500	34,500
Jean Simonin	36,800	31,500	29,000
Jean-Pierre Jouyet(1)	14,200	0	0
Jacques de Larosière(1)	35,500	0	0
Denis Samuel-Lajeunesse(1)	45,400	0	0
Henri Serres(1)	36,800	0	0
Hélène Adam(2)	10,800	0	0
René Bernardi	32,900	0	0
Jean Michel Gaveau(2)	31,100	0	0
Stéphane Tierce	17,700	0	0
Former directors
Alain Baron(2)	20,300	0	0
Pierre-Mathieu Duhamel(1)	20,300	0	0
TOTAL	499,100	210,500	193,000

(1)	The fees allotted to the representatives of the French state (a total of 152,200 euros) were paid to the Public Treasury.

(2)	These directors personally waived their fees and have asked that the fees be paid to their respective unions.

6.2.3 PROVISIONS FOR PENSIONS, RETIREMENT OR OTHER BENEFITS

The total amount of pension commitments (statutory retirement benefits and additional defined benefit obligations) provisioned in the accounts at December 31, 2005 for Executive Committee members (including Didier Lombard) amounted to 18,085,857 euros.

[1]	Pursuant to recommendations of the French Autorité des marchés financiers (“AMF”), information with respect to such compensation is not provided publicly on an individual basis.

6.2.4 SHARE OWNERSHIP AND STOCK OPTIONS

As of January 31, 2006, the number of France Telecom shares held by each of the members of the Board of Directors was as follows:

Shares of Company stock held by Board members
Didier Lombard	6,262
Marcel Roulet	4,000
Bernard Dufau	6,692
Arnaud Lagardère	29
Henri Martre	70
Stéphane Richard	4,681
Jean Simonin	1,189
Pierre-Mathieu Duhamel	117
Jacques de Larosière	0
Denis Samuel-Lajeunesse	0
Henri Serres	1,842
Hélène Adam	1
René Bernardi	52
Jean Michel Gaveau	1
Stéphane Tierce	17,576

As of January 31, 2006, Didier Lombard held 148,000 stock options granted to him by the Board of Directors on October 26, 2005 (see section 6.4.2.3 “Stock options”).

No other director holds options for new or existing shares of stock granted by France Telecom, with the exception of Stéphane Tierce, an employee director who represents the employee shareholders1.

As of January 31, 2006, the members of the France Telecom Group Management Committee (see section 6.1.2 “Senior Management”), including Didier Lombard (a total of 9 persons) held a total of 30,569 shares and 661,570 stock options. The options were granted to them by the Board of Directors on October 26, 2005.

In addition, at its meeting on March 8, 2006, the Board of Directors decided to grant one of the Group Management Committee members 41,430 stock options (see Section 6.4.2.3 “Stock options”).

6.3 BOARD PRACTICES

France Telecom S.A. observes the principles of corporate governance for listed companies set forth in the Medef/AFEP report of October 2003 and, in particular, the key principles of corporate governance that define:

-	the responsibility and integrity of executives and directors;

-	the independence of the board of directors;

-	the transparency and dissemination of information; and

-	respect for the rights of shareholders.

Within its unique legal framework, France Telecom has endeavored to implement the recommendations of this report, notably through the adoption by the Board of internal guidelines which define the guiding principles for its operations and the procedures under which it performs its duties. (see section 10.2.2 “Provisions concerning administrative and management bodies - Internal guidelines”).

6.3.1 PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD OF DIRECTORS

The France Telecom Group’s corporate governance policy provides that the Chairman of the Board must obtain the Board’s authorization to commit France Telecom to investments or divestitures involving amounts in excess of 200 million euros per transaction, when such transactions are acquisitions or disposals. In addition, any investment involving amounts in excess of 20 million euros that is not included in France Telecom’s strategic plans must first be approved by the Board of Directors (see Art. 1 of the Internal Guidelines).

[1]	Pursuant to AMF recommendations, information with respect to such compensation is not provided publicly on an individual basis.

The composition of the Board of Directors is set forth in section 6.1.1 “Board of Directors”.

France Telecom selects its directors based on certain criteria, particularly their availability, experience and expertise in the sectors relating to France Telecom’s activities and the issues affecting it.

Articles 2 and 10 of the Internal Guidelines set forth the rules governing the information provided to directors and the meetings of the Board.

The Board of Directors met 17 times in 2005. On average, 13 out of 15 directors attended each Board meeting. The average Board meeting lasted three hours. Usually, one or more Board committees met prior to the meeting to prepare its deliberations (see below).

The Board’s main activities were as follows:

■	Review of the financial statements and results

The Board of Directors approved the annual and half-year consolidated and unconsolidated financial statements, management reports and related-party agreements. It reviewed quarterly revenues and key results. It approved the reports and resolutions submitted to the Shareholders’ Meeting and the responses to the shareholders’ written questions. It reviewed the 2005 budget. In addition, the Board of Directors reviewed the transition to IFRS for the year ended December 31, 2004 and the new reporting sectors.

■	Review and approval of strategic operations

The Board of Directors considered or was given information regarding the following investments, acquisitions or disposals: the full acquisition of Equant; the sale of 8% of the capital of PagesJaunes Groupe S.A.; the acquisition of the minority interests in Orange Romania; the sale to Texas Pacific Group (TPG) of nearly all of its interest in MobilCom AG; the tender offer for the TP S.A. shares held by the Polish Treasury; the acquisition of Amena and the approval of the 3 billion euro capital increase to finance a portion of that acquisition; the acquisition of the minority interests in Orange Slovensko and in Orange Dominicana; and the sale to TP S.A. of France Telecom’s 34% stake in Centertel.

■	Strategic issues

Adoption of the general principles of the NExT 2006/2008 strategic program.

■	Corporate governance

Pursuant to the recommendation contained in the Medef/AFEP report, the Board of Directors conducted an initial evaluation of its operations and the work of the Board’s Committees in 2005. This evaluation work was conducted under the direction of the Compensation, Nominating and Governance Committee and was discussed in detail by the Board. The overall assessment of the directors was distinctly positive.

Certain recommendations resulting from the evaluation work were implemented in 2005, particularly changes in the structure and membership of the committees created within the Board.

Following the resignation of Thierry Breton, the Board approved on February 27, 2005 the recommendation of the Compensation, Nominating and Governance Committee regarding the appointment of Didier Lombard as a Director of France Telecom, the continued combination of the offices of Chairman of the Board and Chief Executive Officer and, finally, the appointment of Didier Lombard as Chairman and Chief Executive Officer of France Telecom.

The Board reviewed and approved the new version of the Internal Guidelines for the Board and its committees to ensure it complied with the Sarbanes-Oxley Act (membership and responsibilities of the Audit Committee, evaluation of the Board and its Committees, responsibilities of the Compensation, Nominating and Governance Committee); it was also informed that the Group’s insurance policy had been discussed at a joint meeting of the Audit Committee and the Compensation, Nominating and Governance Committee and received assurances that the liability of corporate officers was sufficiently covered.

It noted the report from the Chairman of the Compensation, Nominating and Governance Committee concerning the actions taken by the Ethics Committee since its first meeting on March 17, 2004.

The Board of Directors adopted a stock option plan as authorized by the Shareholders’ Meeting of September 1, 2004. On October 26, 2005, it approved the General Rules for the option plan, the exercise price, subject to an opinion from French State Commission on Equity Interests and Transfers, and the list of the persons receiving the options together with the number of options granted.

On September 29, 2005, the Board of Directors approved the recommendations of the Compensation, Nominating and Governance Committee regarding the structure and composition of the committees created within the Board: the dissolution of the Policy Committee and a new distribution of directors among the three existing Committees (Audit Committee, Compensation, Nominating and Governance Committee, and Strategy Committee).

6.3.2 RESPONSIBILITIES AND OPERATIONS OF THE BOARD COMMITTEES

As of the date of the present document, France Telecom had three Board committees.

	Year Created		Chairman		Members
Audit Committee	1997		Bernard Dufau	(1)	René Bernardi Jacques de Larosière Stéphane Richard(1) Denis Samuel-Lajeunesse
Compensation, Nominating and Governance Committee	2003	(2)	Marcel Roulet	(1)	Arnaud Lagardère(1) Henri Serres Jean Simonin
Strategy Committee	2003		Didier Lombard		Hélène Adam Henri Martre(1) Jean-Michel Gaveau Stéphane Tierce
(1)	Independent director as defined by the Medef/AFEP report and Rule 10A-3(b)(1)(ii) of the Securities Exchange of 1934, as amended (see section 6.1.1.3 “Independent directors”).
(2)	The Compensation, Nominating and Governance Committee replaced the Compensation Committee created in 1997.

The Board of Directors has adopted internal guidelines for each of these committees.

Audit Committee

The Audit Committee performs the following duties on behalf of the Board of Directors:

-	review drafts of consolidated and unconsolidated annual and half-year financial statements, as well as drafts of management reports and reports on activity levels and results;

-	ensure compliance with accounting rules adopted for the preparation of the consolidated and unconsolidated financial statements;

-	verify that internal information gathering and control procedures are properly applied;

-	ensure the quality and relevance of information disclosed to shareholders;

-	organize the procedure for selecting France Telecom’s statutory auditors and provide a recommendation to the board of directors regarding the choice of statutory auditors and their terms of compensation;

-	study on a yearly basis the respective working plans of the statutory auditors and the internal auditors and examine the internal audit report for the previous year and the list of duties for the current year;

-	examine on a yearly basis the management report on the Group’s exposure to risks, particularly financial and litigation risks, and material off-balance sheet commitments.

The Audit Committee met fourteen times in 2005. It met regularly with France Telecom’s executive officers and managers of the Group’s Finance Division, as well as the Director of Internal Audit and Risk Control and the statutory auditors, in order to examine their respective action plans and the work that had been accomplished.

Compensation, Nominating and Governance Committee

The duties of the Compensation, Nominating and Governance Committee include submitting recommendations to the Board of Directors relating to the appointment of Board members, the Chairman of the Board of Directors and members of the Board’s committees.

The Chairman of the Board of Directors informs the Compensation, Nominating and Governance Committee of all appointments to the senior management team.

In addition, the Committee submits proposals to the Board of Directors relating to compensation levels for corporate officers.

At the request of the Chairman of the Board of Directors, the Committee may issue an opinion on the methods used to determine compensation of executive officers (fixed portion, bonus, method of calculation, indexing, stock options).

The Committee ensures that a succession plan exists for the members of the management team. It prepares, in close collaboration with the Chairman, the Board’s decisions on the appointment of officers.

The Committee makes proposals for improving the work of the Board of Directors and for the regular update of its Internal Guidelines. For this purpose, it organizes the procedure for evaluating the work of the Board and its Committees.

The Compensation, Nominating and Governance Committee met nine times in 2005.

Strategy Committee

The Strategy Committee is consulted on projects related to the Group’s development, changes in industrial partnerships and proposed strategic alliances. The Strategy Committee reviews proposed strategic plans, annual budgets, strategic agreements, technology and industrial alliances and cooperation, and material acquisitions and disposals of assets.

The Committee met four times in 2005.

Policy Committee

The Policy Committee was dissolved under the new committee structure adopted by the Board at its meeting on September 29, 2005.

It was composed of the three directors elected by and representing the employees who are now members of either the Audit Committee (Mr. Bernardi) or the Strategy Committee (Ms. Adam and Mr. Gaveau).

The Policy Committee met nine times in 2005.

6.3.3 PRINCIPAL DIFFERENCES BETWEEN FRANCE TELECOM’S CORPORATE GOVERNANCE PRACTICES AND THE NEW YORK STOCK EXCHANGE STANDARDS APPLYING TO U.S COMPANIES

France Telecom has endeavored to take into account the New York Stock Exchange corporate governance standards. However, as a non-US company, France Telecom is not obliged to comply with the majority of these rules and may choose to follow rules applicable in France.

The table below discloses the significant ways in which France Telecom’s corporate governance practices differ from those required for U.S. companies listed on the New York Stock Exchange.

NYSE Standards	Corporate Governance Practices of France Telecom
Board Independence

France Telecom has chosen to follow the criteria for independence used in France in the Medef/AFEP Report (October 2003). The Medef/AFEP Report criteria provide that one-third of board members should be independent. According to these criteria, five members (out of the total of 15 current board members) are independent.

France Telecom has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria of independence as provided in the Medef/AFEP Report are set forth in section 6.1.1.3 “Independent Directors”.

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

Compensation/Nominating/ Corporate Governance Committee

France Telecom has a combined Compensation, Nominating and Governance Committee. The Committee consists of four directors, including two independent directors. According to the recommendations of the Medef/AFEP Report it should be composed of a majority of independent directors.

The Committee differs from the recommendations of the NYSE in relation to the independence of members, given that the definitions are not the same. In terms of internal mechanics, while the committee has a written Charter, it does not comply with all the requirements of the NYSE.

Audit Committee

France Telecom’s Audit Committee consists of five directors including two independent directors. According to the recommendations of the Medef/AFEP Report, two-thirds of its members should be independent.

France Telecom includes two representatives of the French government and an employee who is not an executive officer of the issuer, who do not meet the definition of independence set forth in Rules 10A-3 (b) (1) of the Securities Exchange Act of 1934, as amended, as permitted by Rule 10A-3(b)(1)(iv) (c) relating to non executive employees and (E) relating to foreign government representatives.

France Telecom’s Audit Committee is responsible for organizing the procedure for selecting the statutory auditors. It makes a recommendation to the board of directors regarding their choice and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by the shareholders meeting.

According to its Charter, France Telecom’s Audit Committee has the authority to engage advisors and determine appropriate funding for payment of compensation to an accounting firm for an audit or other service.

Equity Compensation Plans	Under French law, France Telecom must obtain shareholder approval at a general meeting of shareholders in order to adopt an equity compensation plan.
Adoption and disclosure of corporate governance guidelines

France Telecom has adopted corporate governance guidelines (the “Internal Guidelines”, available on its website at www.francetelecom.com) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	France Telecom has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

6.4 EMPLOYEES

6.4.1. PERSONNEL TRENDS

6.4.1.1 Change in workforce and employment management in 2005

Global changes in headcount

As of December 31, 2005, the France Telecom group employed 203,008 men and women worldwide (206,524 employees by December 31, 2004). This number includes 66,663 Group employees in the European Union (excluding France).

The following table shows the number of employees (active employees at year end) by business segment in France and internationally for the years ended December 31, 2004 and 2005.

	Years ended December 31
Number of employees	2005			2004
(active employees at year-end)	France	International	Total	France	International	Total
Personal Communication Services	7,240	32,426	39,666	7,206	29,781	36,987
Home Communication Services	102,763	38,646	141,409	107,041	41,010	148,051
Enterprise Communication Services	7,012	10,098	17,110	7,129	9,965	17,094
Directories	3,959	864	4,823	3,604	749	4,353

Group Total	120,974	82,034	203,008	124,980	81,505	206,485

Of which temporary contracts (CDD)	2,625	1,916	4,541	2,148	1,952	4,100

The number of salaried employees at December 31, 2003 was 218,523, of whom 129,897 were located in France and 88,626 in subsidiaries outside France. The breakdown of staff by business segment in 2004 and 2005 reflects the new organization established in 2004 and is not available for 2003.

The following table shows the distribution of employees in France by the nature of employment as of December 31, 2005:

%
Commercial	47
Innovation and forecasting	3
Management and support	14
Multimedia production	1
Information systems	9
Networks	26

Total	100

Between 2004 and 2005, the number of employees (active employees at the end of the period) fell by 3,477. This reduction can be broken down as follows:

-	Reduction by 4,006 employees in France, mainly through early retirement, retirement, resignation and voluntary transfers to other subsidiaries and the public sector.

-	Increase by 529 employees in subsidiaries outside France as a result of changes in the workforces of the existing subsidiaries, and changes in the scope of consolidation.

In 2005, France Telecom continued rolling out its integrated operator strategy in France and abroad. This strategy led the Group to consolidate new subsidiaries for the first time. The most notable operation concerns the Spanish mobile telecoms operator, Amena with approximately 2,100 employees at December 31, 2005.

In accordance with undertakings made by France Telecom in connection with the special agreement negotiated with the trade unions in 2005, the permanent active workforce at the end of the period for the Polish-based TP Group fell by 3,285 employees overall on a comparable basis between December 31, 2004 and December 31, 2005.

Between December 31, 2004 and December 31, 2005, the number of permanent employees at the end of the period for Equant increased overall by 157 people in the various countries in which the company has offices.

The total number of active employees at the end of the period for Orange outside of France and on a comparable basis (excluding Amena) increased overall by 209 between December 31, 2004 and December 31, 2005. They increased in certain countries, such as the United Kingdom, Romania, the Dominican Republic and Egypt, and decreased in others.

Transfers to the public sector

On December 31, 2005, a majority of France Telecom S.A. employees were civil servants. As such, they are entitled to specific legal protection and a substantial portion of their compensation is determined by the French State.

In 2005, the active policy to promote voluntary transfer of civil servants to the public sector was pursued with the implementation of five decrees that facilitate transfers of France Telecom employees to the public sector (decrees published between September and October 2004).

At December 31, 2005, 12,200 persons were registered on France Telecom’s Intranet site dealing with transfers to the public sector. This amounts to 14% of the civil servants currently employed at France Telecom S.A. 739 voluntary transfers were carried out during 2005, of which 34% were undertaken by executives and 66% by non-executive employees.

The following table analyzes transfers to the public sector by destination for the year ended December 31, 2005.

Breakdown of transfers of civil servants to the public function by
destination	2005	2004
National sector	51.9%	63.6%
Local sector	35.9%	32.6%
Hospital sector	12.2%	3.8%

Private sector employees may also transfer to the public sector, and are eligible for the same measures of support as public employees.

6.4.2 PROFIT-SHARING AND STOCK OPTIONS

6.4.2.1 Incentive and profit-sharing agreements

Incentives

France Telecom S.A. has entered into five incentive payment plans with its employees since 1992. The incentive payment plan covering the years 2003, 2004 and 2005 stipulates the payment of incentives if the annual Operational Performance Indicator (“IPO”) target is reached. The IPO is a country-wide indicator that measures the collective contribution to France Telecom’s operating performance through increases in revenues, reductions in expenses, optimization of investments and improvements in working capital. An incentive payment is made if the customer service quality indicators are reached and if the IPO target is exceeded.

The incentive payment plan is a single, country-wide agreement applicable to all employees of France Telecom S.A.

The following table sets forth the total incentive amounts under this plan over the past five years.

	Financial Year
(in millions of euros)	2005		2004	2003	2002	2001
Incentive payments by France Telecom S.A.	147	*	149	149	113	102

*	Preliminary amount corresponding to the provisions recognized in the accounts at December 31, 2005.

Profit-sharing

France Telecom S.A. entered into a “Group profit-sharing agreement” on November 19, 1997 with four of its unions (CFDT, CFTS, CGC and FO).

The agreement applies to employees of France Telecom S.A. and of its majority-held French subsidiaries. The special Group profit-sharing reserve is the sum of the special profit-sharing reserves calculated for each subsidiary concerned using a special formula (an exemption amendment was signed on June 29, 2001). It is based on the operating income less interest expenses of each subsidiary it includes.

The special reserve is distributed to all eligible employees, with 20% of the amount based on hours worked and 80% in proportion to their annual gross salary. The amounts granted to each individual are held in France Telecom S.A.’s group savings plan and are not available for five years.

The following table shows the total profit-sharing amounts distributed in connection with the Group profit-sharing agreement over the past five years.

	Financial Year
(in millions of euros)	2005	2004	2003	2002	2001
Special profit-sharing reserve distributed under the agreement	360	264	115	100	122

6.4.2.2 Group savings plan

Following the French State’s disposal of 6.2% of the share capital on June 9, 2005, the State launched, pursuant to Article 11 of French Law 86-912 of August 6, 1986 relating to privatizations, an offer reserved for current employees and former employees of France Telecom S.A. and its subsidiaries in which France Telecom holds directly or indirectly more than 50% of the capital, and for the current agents and former agents described in Article 32-1 of French Law 90-568 of July 2, 1990. This offer was for 16.9 million shares representing 10% of the total number of shares sold (including shares offered to current and former employees of France Telecom and its subsidiaries as set forth above).

The terms of the operation were set by a Decree of the Minister of the Economy, Finance and Industry dated September 7, 2005.

The offering was described in a prospectus approved by the French Autorité des marchés financiers on September 8, 2005 under number 05-676. The shares were offered at a unit price of 19.79 euros.

The subscription period was open from September 15 through September 27, 2005. Following this subscription period, 16.7 million shares were purchased, of which 6.5 million were invested in the Group Savings Plan and 10.2 million in share accounts other than the Group Savings Plan. The shares were delivered and paid for on November 7, 2005.

6.4.2.3 Stock options

Option plans granted by France Telecom1

The Combined Ordinary and Extraordinary Shareholders’ Meeting held on September 1, 2004 authorized the Board of Directors to grant stock options on new or existing shares to employees or corporate officers (mandataires sociaux) (as defined by Article L. 225-185 of the French Commercial Code) until November 1, 2007.

At its meeting on September 6, 2005, the Board of Directors decided to establish a stock option plan pursuant to this authorization and defined the framework for this plan.

Pursuant to this framework, the Board of Directors on October 26, 2005 allotted 14.5 million options for new shares representing 0.59% of the capital. The exercise price for the options was set without discount at 23.46 euros. The plan concerns senior executives with key responsibilities or expertise for France Telecom. The options were awarded to 3,747 beneficiaries.

1	See also Section 6.2.4 “Share ownership and stock options”.

At its meeting on March 8, 2006, the Board of Directors granted a further 536,930 stock options representing 0.02% of the share capital in connection with a supplementary stock option plan based on the same rules and principles as for the plan dated October 26, 2005, notably with regard to the exercise price (23.46 euros). These options were granted to 165 beneficiaries.

Option plans granted by France Telecom	2005 Plan		March 2006 Plan
Date of the Shareholders Meeting authorizing the plan	09/01/2004		09/01/2004

Date of the Board meeting granting the options	10/26/2005		03/08/2006

Total number of options granted	14,516,445		536,930

Options granted to executive officers	149,140		0

Options granted to the top ten employee beneficiaries	645,000		121,350

1st possible exercise date	10/26/2008	(1)	03/08/2009	(1)

Expiration	10/26/2015		03/08/2016

Exercise price	€23.46		€23.46

Total number of options exercised at 12/31/2005	0		—

Total number of options cancelled at 12/31/2005	0		—

Number of options outstanding at 12/31/2005	14,516,445		—

(1)	for beneficiaries who are not French residents

Pursuant to the terms of the 2005 option plan, no options were exercised in 2005.

Option plans granted by certain subsidiaries

Certain employees of the France Telecom group participated in option plans for new or existing stock granted by certain publicly traded subsidiaries of France Telecom, i.e. Orange S.A., Wanadoo S.A., Equant N.V., and Mobistar S.A. The various stock option plans granted by the France Telecom subsidiaries are described in Note 27 to the consolidated financial statements for the year ended December 31, 2005.

■	Wanadoo options assumed by France Telecom

Within the framework of the mixed public offering for Wanadoo shares, France Telecom S.A. undertook to ensure the liquidity of the shares resulting from the exercise of the Wanadoo subscription options that were not tendered in the offer, using a mechanism that valued the Wanadoo share on the basis of an exchange ratio for the offer (seven France Telecom shares for 18 Wanadoo shares). This commitment resulted, at the time of the merger of Wanadoo S.A. and France Telecom S.A. on September 1, 2004, in the assumption by France Telecom of Wanadoo’s commitments to the holders of stock options for Wanadoo shares based on the same exchange ratio, subject to additional adjustments that may occur made as a result of subsequent financial operations.

Record of the Wanadoo option plans

Number of options granted by Wanadoo	2000 Plan	March 2001 Plan (UK)		April 2001 Plan	November 2001 Plans		June 2002 Plans		November 2002 Plans		2003 Plan	TOTAL
Date of the shareholders’ meeting authorizing the plan	06/22/2000	06/22/2000		06/22/2000	06/22/2000		06/22/2000		06/22/2000		06/22/2000
Date of the Board meeting granting the options	07/18/2000	03/21/2001		04/02/2001	11/26/2001		06/04/2002		11/26/2002		11/26/2003
Total number of options granted(1)	1,660,966	2,178,705		4,329,916	691,883		3,817,710		435,618		2,107,115	15,221,913
1st possible exercise date	07/18/2005	09/21/2001	(2)	04/02/2004	06/26/2003	(3)	06/04/2004	(4)	11/26/2004	(5)	11/26/2006
Expiration	07/18//2010	03/21/2011		04/02/2011	11/26/2011		06/04//2012		11/26/2012		11/26/2013
Exercise price(1)	€48.70	€15.69		€15.38	€15.38		€13.84		€13.84		€16.60
Total number of options exercised at Dec 31, 2005(1)	0	741,047		1,823,522	246,284		602,481		42,865		0	3,456,199
Total number of options cancelled at Dec 31, 2005(1)	289,010	1,436,307		514,109	266,818		568,105		100,407		159,856	3,334,612
Total number of options outstanding at Dec 31, 2005(1)	1,371,956	1,351		1,992,285	178,781		2,647,124		292,346		1,947,259	8,431,102

(1)	After conversion into France Telecom options on the basis of the exchange ratio of 7/18ths and adjustment in the number of options and the exercise price following the France Telecom capital increase on September 26, 2005.

(2)	10% of the options became exercisable on September 21, 2001, 10% on March 21, 2002, 40% on March 21, 2003 and 40% on March 21, 2004.

(3)	5% of the options became exercisable on June 26, 2003, 23% on September 26, 2003, 5% on June 26, 2004, 23% on September 26, 2004 and 44% on November 26, 2004.

(4)	8% of the options became exercisable on June 4, 2004 and the remaining 92% on June 4, 2005.

(5)	13.5% of the options became exercisable on November 26, 2004 and the remaining 86.5% on November 26, 2005.

Options granted and exercised during the 2005 financial year

No stock options were granted in 2005 in connection with these plans.

In 2005, 1,630,683 options (after conversion on the basis of the exchange ratio) were exercised under plans granted by Wanadoo, including 124,442 by the top ten beneficiaries under these plans (current or former employee of the France Telecom group).

At December 31, 2005, 8,431,102 options were outstanding with a weighted average exercise price of 20.55 euros.

■	Orange options with a liquidity contract

Upon completion of the tender offer followed by a squeeze-out of the shares of Orange S.A., France Telecom offered Orange stock option holders and holders of Orange shares obtained through the exercise of stock options following the offer, the possibility of signing a liquidity contract (see Note 27.1.2 to the consolidated financial statements).

Record of the Orange option plans

Option plans granted by Orange	February 2001 Plans		Sharesave Plan Orange UK (5 years)	Sharesave Plan Orange UK (3 years)	October 2001 Plan (A)		October 2001 Plan (B)		Sharesave Plan Orange UK (3 years)	May 2002 Plan		Sharesave Plan Orange UK (3 years)
Date of the shareholders’ meeting authorizing the plan	12/29/2000		12/29/2000	12/29/2000	12/29/2000		12/29/2000		12/29/2000	12/29/2000		12/29/2000
Date of the Board meeting granting the options	02/12/2001		03/21/2001	03/21/2001	10/24/2001		10/24/2001		12/04/2001	05/15/2002		05/15/2002
Total number of options granted	75,009,447	(1)	4,037,379	2,356,097	1,305,334	(2)	11,096,825	(3)	563,503	24,496,332	(4)	1,349,694
1st possible exercise date	05/04/2001		06/01/2006	06/01/2004	02/12/2002		03/01/2002		01/01/2005	01/10/2002		07/01/2005
Expiration	02/12/2011		11/30/2006	11/30/2004	10/24/2011		10/24/2011		06/30/2005	05/15/2012		12/31/2005
Exercise price	€10.00		£4.43	£4.98	€10.00		€8.91		£5.16	€6.35		£3.17
Total number of options exercised at Dec 31, 2005	12,747,412		150,611	830,592	78,920		4,451,718		192,831	10,228,472		767,962
Total number of options cancelled at Dec 31, 2005	19,280,732		2,668,015	1,525,505	154,843		2,525,300		369,789	3,105,692		557,248
Number of options outstanding at Dec 31, 2005	42,981,303		1,218,753	0	1,071,571		4,119,807		883	11,162,168		24,484

(1)	0.4 million of which became exercisable in 2001, 7.2 million in 2002, 7 million in 2003 and 59.6 million on February 12, 2004.

(2)	1.2 million of which became exercisable only on October 24, 2004.

(3)	1.5 million of which became exercisable in 2002, 1.5 million in 2003 and 8 million on October 24, 2004.

(4)	4.1 million of which became exercisable on May 15, 2003, 4.1 million on May 15, 2004 and 15.5 million on May 15, 2005.

Option plans granted by Orange	December 2002 Plan		Sharesave Plan Orange UK (3 years)	Sharesave Plan Orange Netherlands (5 years)	May 2003 Plan (A)		May 2003 Plan (B)	Sharesave Plan Orange UK (3 years)	TOTAL
Date of the shareholders’ meeting authorizing the plan	12/29/2000		12/29/2000	12/29/2000	12/29/2000		12/29/2000	12/29/2000
Date of the Board meeting granting the options	12/20/2002		12/20/2002	12/20/2002	05/13/2003		05/13/2003	05/13/2003
Total number of options granted	2,968,240	(5)	1,269,754	232,186	18,722,150	(6)	1,700,000	300,459	145,407,400
1st possible exercise date	05/01/2003		03/01/2005	03/01/2006	05/13/2004		03/01/2005	07/01/2006
Expiration	12/20/2012	(7)	08/31/2005	08/31/2006	05/13/2013	(8)	05/13/2013	12/31/2006
Exercise price	€7.23		£3.93	€6.14	€7.43		€7.38	£4.53
Total number of options exercised at Dec 31, 2005	1,055,499		60,643	2,990	4,602,698		1,700,000	11,277	36,881,625
Total number of options cancelled at Dec 31, 2005	410,836		466,504	88,518	1,472,951		0	136,322	32,762,255
Total number of options outstanding at Dec 31, 2005	1,501,905		742,607	140,678	12,646,501		0	152,860	75,763,520

(5)	0.6 million of which became exercisable on December 20, 2003, 0.6 million on December 20, 2004 and 1.6 millions on December 20, 2005.

(6)	3.4 million of which became exercisable on December 31, 2004, 2.8 million on May 13, 2005 and 12.2 million may be exercised as of May 13, 2006.

(7)	67,200 options expiring on December 20, 2014.

(8)	423,900 options expiring on December 13, 2015.

Options granted and exercised during in the 2005 financial year

No stock options were granted in 2005 in connection with these plans.

In 2005, 19,745,686 Orange options were exercised, including 1,704,696 by the top ten beneficiaries under these plans (current or former employees of the France Telecom group).

At December 31, 2005, 75,763,520 Orange options were outstanding with a weighted average exercise price of 8.80 euros.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1 MAJOR SHAREHOLDERS

7.1.1 DISTRIBUTION OF CAPITAL AND VOTING RIGHTS AT MARCH 31, 2006

Holder	Number of Shares and voting rights	%
French State	473,246,644	18.18%
ERAP	371,515,064	14.27%
Total of French State and ERAP	844,761,708	32.45%
Public	1,663,465,846	63.91%
Employees(1)	94,832,243	3.64%
Treasury shares	–	–
Total(2)	2,603,059,797	100.00%
(1)	Includes only employees holding France Telecom registered shares directly or through the Group savings plan, and those shares purchased under offers by the French State reserved for employees and agents, which may not be transferred until January 20, 2007, or until November 7, 2008
(2)	Based on the number of options exercised between January 1, 2006 and March 31, 2006, 381,869 new shares have been created, but not yet recorded by the Board of Directors.

To France Telecom’s knowledge, no shareholder other than the French State or ERAP held, directly or indirectly, more than 5% of the capital or voting rights at March 31, 2006.

Significant changes in shareholders’ interests over the last three years

To the best of France Telecom’s knowledge, the substantial changes in the shareholder base occurring in the past three years result from the following:

-The	capital transactions described in section 10.1.5, in particular the subscription by ERAP for 638,216,466 shares as part of the capital increase completed on April 15, 2003 and the issue of 133,439,454 new shares, not subscribed by the French government, in connection with the acquisition of nearly 80% of Spanish wireless operator Amena, completed on September 26, 2005;

-The	transfer by France Telecom on October 24, 2003 of 95,363,219 existing shares of treasury stock to the shareholders of Orange S.A., in consideration for their shares acquired in the public exchange offer;

-The	sale by the French State of 267,716,480 shares representing 10.85% of the capital stock, held directly or indirectly through ERAP, by private placement with qualified investors in France and institutional investors outside France, carried out on September 7, 2004;

-The	additional sale by the State of 28,652,981 shares as part of an offer reserved for France Telecom employees and former employees, which were delivered on January 20, 2005;

-The	sale by the French State of 152,200,000 million shares representing 6.2% of the capital stock, held directly or indirectly through ERAP, by private placement with qualified investors in France and institutional investors outside France, carried out on June 9, 2005; and

-The	additional sale by the French State of 16,726,501 million shares as part of an offer reserved for France Telecom employees and former employees, which were delivered on November 7, 2005.

The breakdown of the share capital at France Telecom’s general meetings has changed in terms of percentages held as follows:

	General meeting on 02/25/2003		General meeting on 05/27/2003(1)		General meeting on 10/06/2003		General meeting on 04/09/2004(2)	General meeting on 09/01/2004	General meeting on 04/22/2005(3)	General meeting on 04/21/2006(4)
	Shares	Rights	Shares	Rights	Shares	Rights	Shares and rights	Shares and rights	Shares and rights	Shares and rights
French State	56.4	61.5	30.2	31.6	30.1	31.5	27.9	27.9	22.0	18.2

ERAP			28.7	30.0	28.6	29.9	26.6	26.6	19.1	14.3

Public	32.3	35.2	34.9	36.4	34.9	36.4	43.2	43.2	55.8	63.9

Employees(5)	3.0	3.3	1.9	2.0	2.1	2.2	2.3	2.3	3.1	3.5

France Telecom	8.3	–	4.3	–	4.3	–	–	–	–	–

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	The Annual Meeting approving the financial statements for the year ended December 31, 2002

(2)	The Annual Meeting approving the financial statements for the year ended December 31, 2003

(3)	The Annual Meeting approving the financial statements for the year ended December 31, 2004

(4)	The Annual Meeting approving the financial statements for the year ended December 31, 2005

(5)	Includes only employees holding France Telecom registered shares directly or through the Group savings plan, and those shares purchased under offers by the French State reserved for employees and agents, which may not be transferred until January 20, 2007, or until November 7, 2008.

The principal shareholders of France Telecom do not have voting rights different from those of the other shareholders.

As of April 17, 2006, there were 54,117,697 ADSs of France Telecom outstanding and 42 holders of record were registered with The Bank of New York, depositary for the ADS program.

As of the same date, 9 United States residents were registered as beneficial owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom S.A. For more information regarding the form and holding of France Telecom’s shares, see section 10.2.4 “Form, holding and transfer of shares”.

7.1.2 DIRECT OR INDIRECT CONTROL OVER FRANCE TELECOM

Until the adoption of French law no. 2003-1365 of December 31, 2003 and decree no. 2004-387 of May 3, 2004, the French State was required to hold, directly or indirectly, more than half of the share capital of France Telecom. In this context, France Telecom S.A. was subject to various State control procedures. Moreover, the France Telecom statutory auditors were appointed by decree and the membership of the Board of Directors was subject to specific rules.

Following the transfer by the French State of 10.85% of the share capital of France Telecom S.A. on September 7, 2004, those specific procedures no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French State pro rata to the number of France Telecom shares held by the State.

At December 31, 2005, the State directly or indirectly held 32.45% of France Telecom’s capital and voting rights and had as a consequence 4 representatives out of a total of 15 members on the France Telecom Board of Directors1.

In addition, the French State, by virtue of being the principal shareholder, can in practice (given the low level of participation in shareholders’ meetings and the absence of other significant shareholding blocks) determine the

[1]	France Telecom’s Board of Directors also includes five independent directors (see section 6.1.1.3 “Independent Directors").

outcome of the shareholders’ vote for the election of directors and, more generally, for any issue put to a vote at a shareholders’ meeting.

To the best of France Telecom’s knowledge, there are no agreements which, if implemented at a later date, could entail a change in its control.

7.2 RELATED PARTY TRANSACTIONS

Related party transactions are more fully disclosed in Note 34 to the consolidated financial statements.

Relations with certain subsidiaries

France Telecom S.A. has entered into agreements with some of its most important subsidiaries. These include framework agreements, numerous assistance and brand licensing agreements and agreements relating to services. In addition, financial agreements exist between France Telecom and most of its subsidiaries. France Telecom believes that these agreements were entered into under normal market conditions. The main agreements in force in 2005 between France Telecom S.A. and its two main publicly listed subsidiaries, TP Group and PagesJaunes Group are described below:

TP Group

In order to benefit from the brand recognition of France Telecom, TP S.A. has signed a brand licensing agreement with France Telecom that allows TP SA to use the logo composed of the France Telecom ampersand, in France and abroad, as of May 31, 2004. This license was granted for an annual royalty of 0.06% of the pre-tax revenues earned by TP S.A. with third parties other than France Telecom (“external” revenues).

In addition, PTK, the mobile subsidiary of TP Group, and wholly owned by TP SA since November 2005, and Orange Brand Services Ltd, wholly owned indirectly by France Telecom S.A., signed a brand licensing agreement in April 2005 under which PTK acquired the rights to operate under the Orange brand. PTK launched the Orange global brand in September 2005. Under this contract, PTK pays a royalty of 1.6% of its operating revenues for full use of the Orange brand and the benefit of the Orange’s roaming and connection agreements, technology, handset signature and support services.

France Telecom believes that these contracts are entered into and performed under normal market conditions.

PagesJaunes Group

In order to benefit from brand recognition of France Telecom, PagesJaunes Group has signed a brand licensing agreement with France Telecom that allows PagesJaunes Group to use the logo composed of the France Telecom ampersand, in France and abroad, as of January 1, 2004. This license was granted for an annual royalty set in 2005 at 0.06% of the revenues before tax earned by some of PagesJaunes Group’s French direct and indirect subsidiaries with third parties other than France Telecom (“external” revenues).

In order to benefit from France Telecom’s experience in the internal management of its administrative, legal, financial and accounting services, PagesJaunes Group entered into an agreement, effective July 1, 2004, under which France Telecom provides consulting and assistance to PagesJaunes Group and its French subsidiaries for an annual fee set in 2005 at 0.55% of the pre-tax “external” revenues earned by certain direct and indirect French subsidiaries of PagesJaunes Group, and provides these services to certain direct and indirect foreign subsidiaries of PagesJaunes Group for an annual fee set in 2005 at 0.22% of the pre-tax “external” revenues earned by these subsidiaries.

The goal of these agreements is the re-invoicing of the operational expenses related to the France Telecom brand (the ampersand symbol and trademark) through the brand licensing agreement and of the expenses related to the central corporate services shared by the subsidiaries of the France Telecom group (human resources, finance, legal, tax, purchasing divisions and relations with public authorities).

These agreements also set out to re-invoice the actual costs incurred by France Telecom in the areas the agreements cover. The percentages indicated in the agreements were calculated on the basis of the actual forecast costs for all of the services on a yearly basis in relation to the forecast revenues of the France Telecom group (in France and internationally). The resulting ratios are applied to the revenues budgeted by PagesJaunes Group and its subsidiaries.

In an agreement signed on May 26, 2004 for a term of one year, which may be tacitly renewed, France Telecom agreed to assist PagesJaunes Group in its financial publications and communications with financial intermediaries, market companies and market authorities. The services rendered by France Telecom under this agreement are invoiced at the actual cost plus margin.

In addition, France Telecom and PagesJaunes are bound by certain agreements relating to directory data and directories, which are discussed below.

France Telecom has concluded an agreement with PagesJaunes for the use of directory data in directory publication. This agreement is in line with the obligation for any operator – including France Telecom – to disclose the list of all their subscribers to any person intending to publish a directory or provide a directory enquiry service, on non-discriminatory terms and conditions and at a price reflecting the costs of the service rendered. The rates were set pursuant to the September 2003 decisions of the Competition Council and the ART.

In addition, in March 2004, France Telecom entered into a contract with Wanadoo Data, a subsidiary of PagesJaunes Group, for making France Telecom directory data available for direct marketing or market research purposes.

Under an advertising sales agreement originally entered into in 1967, France Telecom granted PagesJaunes exclusive rights to canvass and collate the advertising to be incorporated within “l’Annuaire” (telephone directory) and the alphabetically classified PagesJaunes 3611 (Minitel) service, as well as the technical design, implementation and laying out of such advertising. This agreement, which has been amended several times, was replaced by a November 2002 agreement, valid until December 31, 2009, and thereafter tacitly renewable for periods of five years. Pursuant to that agreement, PagesJaunes is responsible for billing and collecting advertising charges from the advertisers and also acts as agent in this respect (PagesJaunes is liable for payment for all published advertisements regardless of any inability to pay on the part of the customers). France Telecom fixes the advertising rates applicable to each publication after consulting PagesJaunes. PagesJaunes is remunerated for such advertising sales activity by way of a commission computed on advertising space revenues excluding tax billed to the advertisers. For each accounting year, such commission is calculated as follows: 45% for amounts up to 65 million euros; 55% for amounts from 65 million euros to 100 million euros, and 65% for amounts above 100 million euros.

Under a June 2000 agreement with France Telecom, PagesJaunes is responsible for the manufacturing, distribution and promotion necessary for “l’Annuaire” and the alphabetically classified PagesJaunes 3611 service. Under this agreement, all production costs, both internal and external, for “l’Annuaire” and the alphabetically classified PagesJaunes 3611 service are deducted from the editorial fee payable to France Telecom.

In an order dated March 3, 2005 issued by the Ministry of the Economy, Finance and Industry, France Telecom was named the sole operator charged with this universal service component: under this responsibility, France Telecom publishes a directory in both print and electronic formats, and provides an information service pursuant to specifications for universal directory service and information services as stipulated in that order. On January 20, 2006 PagesJaunes signed an operating agreement with France Telecom whereby France Telecom granted the operating concession for the printed universal directory to PagesJaunes along with a contract for the acquisition of the “Directory” brand for a total amount of 12 million euros. These contracts became effective on January 1, 2006. Under these contracts, PagesJaunes was awarded the supply of the printed universal directory on behalf of France Telecom, and all rights related to this operation were transferred to PagesJaunes, with the exception of the publishing responsibility. This operating concession has been granted for the entire period during which France Telecom is the publisher of the printed universal directory and until December 31, 2009 at the latest.

France Telecom believes that all these contracts were drawn up and executed under normal market conditions.

Item 8. FINANCIAL INFORMATION

8.1 FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this Form 20-F. France Telecom’s fiscal year ends on December 31.

8.2 LITIGATION AND ARBITRATION

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The financial obligations that could result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on case-by-case assessment of the risk level. Events occurring during the proceedings may result in a reassessment of the risk.

The principal legal actions involving the France Telecom group are described in Notes 33, 35 and 38.4 to the consolidated financial statements.

With the exception of those proceedings, neither France Telecom nor any of its subsidiaries are parties to any lawsuit or arbitration proceeding (and France Telecom is not aware of any proceedings of this nature planned by governmental authorities or by third parties) for which the management of France Telecom reasonably believes that the probable outcome could have a material adverse effect on the Group’s earnings, business operations or consolidated financial position.

See section 3.3.1 “Risks related to France Telecom”.

8.3 DIVIDEND POLICY

In 2004, France Telecom made a distribution of 0.48 euro per share. For the 2005 financial year, the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 approved the distribution of a dividend of 1 euro per share, to be paid out on May 10, 2006.

For the following financial years, future dividends are expected to increase based on the growth in organic cash flow (see section 5.9 “Non-GAAP financial measures” for a description of how this amount is calculated) and sector practices, with the objective of distributing an amount between 40% and 45% of organic cash flow. In this respect, the Board of Directors has indicated that it is contemplating a proposal to shareholders for the distribution of a dividend of 1.20 euros per share for the 2006 financial year. Future dividends will depend on France Telecom’s ability to generate profits, its financial position, and on any other factor deemed relevant by the Board of Directors.

DIVIDENDS DISTRIBUTED OVER THE LAST FOUR YEARS (EXCLUDING TAX CREDIT).

Dividend for Financial Year:	Dividend Per Share (in €)	Total Dividend (in €)
2002	–	–

2003	0.25	600,579,207	(1)

2004	0.48	1,184,320,044

2005	1.00	2,603,059,797	(2)

(1)	Excluding distributions relating to the shares to be issued in consideration for the contribution of Wanadoo shares.

(2) On	the basis of the number of shares at December 31, 2005 (see section 10.1 “Share Capital”).

Payment of dividends is assured by Euroclear France.

Dividends not claimed within five years of the date of payment revert to the French State.

On March 3, 2003, France Telecom S.A. issued two tranches of perpetual notes redeemable for shares (TDIRAs). If no dividend has been approved by the shareholders or if no interim dividend has been decided by the Board of Directors for a period of 12 months prior to a scheduled interest payment date, France Telecom has the right to postpone the payment of the interest due on that date. Interest thus deferred will itself bear interest at the Euribor 12-month rate. This deferred interest must be paid in full, including the related accrued interest, on the payment date following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. (See Note 21.2 to the consolidated financial statements).

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

For information regarding risks related to France Telecom’s shares and ADSs, see Section 3.3 “Risk Factors” – 3.3.3 “Risks Related to Financial Markets”: “There are risks relating to the volatility of France Telecom’s share price” and “ The price of France Telecom’s ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar / Euro exchange rate” and “Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights. Holders of shares wishing to exercise their voting rights must block their shares for at least five days prior to the shareholders’ meeting pursuant to French law” and “Preemptive rights may be unavailable to holders of France Telecom’s ADSs”.

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

	Euronext Paris S.A.				New York Stock Exchange
	Price		Trading Volume (daily average)		Price		Trading Volume (daily average)
	High	Low	Securities	Capital	High	Low	Securities	Capital
	(€)			(€)	(US $)			(US $)
November 2005	22.21	20.85	258,774,788	5,586,157,446	26.55	24.64	254,857	6,493,756
December 2005	21.79	20.35	201,193,285	4,254,560,234	25.84	24.29	301,883	7,568,207
January 2006	21.94	18.40	407,074,021	8,056,513,933	26.67	22.56	502,800	12,152,676
February 2006	19.29	17.71	323,357,695	6,021,452185	22.96	21.51	279,142	6,215,097
March 2006	19.57	17.94	305,161,517	5,721,313,405	23.51	21.78	176,004	3,970,650
April 2006	18.94	17.60	218,272,377	3,980,869,223	23.56	21.54	162,626	3,645,262

Sources:	Euronext Paris and Bloomberg

The table below shows annual changes in the price of France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange from 2001 to 2005.

	Euronext Paris S.A. (Price €)		New York Stock Exchange (Price US$)
	High	Low	High	Low
2001	87.21	23.17	85.45	24.19
2002	41.34	5.79	39.79	6.78
2003	24.23	14.42	27.77	18.57
2004	24.78	17.85	32.92	21.88
2005	25.60	20.35	32.39	24.29

Sources:	Euronext Paris and Bloomberg

The table below shows quarterly changes in the price of France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange in 2004 and 2005.

	Euronext Paris S.A. Price €		New York Stock Exchange Price US$
	High	Low	High	Low
First Quarter 2004	24.78	19.66	30.60	23.77
Second Quarter 2004	22.10	17.85	25.86	21.88
Third Quarter 2004	21.54	18.64	25.41	22.85
Fourth Quarter 2004	24.57	19.95	32.92	25.20
First Quarter 2005	24.77	22.05	32.39	29.00
Second Quarter 2005	24.28	21.97	29.53	27.33
Third Quarter 2005	25.60	22.95	31.74	28.59
Fourth Quarter 2005	24.05	20.35	28.66	24.29
First Quarter 2006	21.94	17.71	26.67	21.51

Sources:	Euronext Paris and Bloomberg

Item 10. ADDITIONAL INFORMATION

10.1 SHARE CAPITAL

10.1.1 ISSUED CAPITAL

Number of shares issued

At December 31, 2005, the capital of France Telecom was 10,412,239,188 euros, divided into 2,603,059,797 fully paid-up shares1, each with a par value of 4 euros.

Each share confers the right to its proportional share in the profits and assets of France Telecom S.A.

France Telecom’s share capital may be increased, decreased or amortized in accordance with the provisions of the law.

France Telecom has not pledged any of its shares as collateral in any way.

Capital authorized and not issued

Since 1998, the shareholders’ meeting of France Telecom has authorized the Board of Directors to increase the share capital of France Telecom, including in cases of tender or exchange offers, through the issuance of shares or other securities for a maximum total nominal amount. These shares and securities may be issued, at the discretion of the Board of Directors, with or without preemptive subscription rights. If there are no shareholders’ preemptive subscription rights, a priority period may be granted to existing shareholders.

Pursuant to the Combined Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 22, 2005, the Board of Directors has the authority, for a period of 26 months, to issue, with or without preferred subscription rights for shareholders, ordinary shares and securities giving access via any and all means, immediately or in the future, to existing shares or shares to be issued of the Company or one of its subsidiaries, including in the event of a public exchange offer initiated by the Company.

The same shareholders’ meeting voted to renew the delegation granted to the Board of Directors by the Shareholders’ Meeting of September 1, 2004 to issue shares reserved for those holders of shares or stock options of Orange that have signed liquidity contracts with the Company. The Board was also authorized to issue, without consideration, “Options Liquidity Instruments” (as defined in Note 27.1.2.1 to the consolidated financial statements) reserved for holders of Orange share subscription options covered by liquidity contracts. For additional information regarding the Options Liquidity Instruments, see Note 27.1.2.1 to the consolidated financial statements.

The maximum nominal amount of capital increases that may be carried out, immediate or future, under these authorizations was capped at 8 billion euros.

[1]	This amount includes the issue, duly noted by the board of directors on January 26, 2006, of 1,459,963 new shares following the exercise in the second half of 2005 of 803,729 Wanadoo stock options assumed by France Telecom and 656,234 Options Liquidity Instruments (held by holders of Orange stock options, beneficiaries of a liquidity contract).

Finally, pursuant to Articles L. 225-129-6, L. 225-138 I and II and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Labor Code, this same Combined Ordinary and Extraordinary Shareholders’ Meeting delegated the authority to the Board of Directors to carry out capital increases reserved for the participants in the France Telecom Group company savings plan.

The following table sets forth the authorizations granted to the Board of Directors to issue shares and other securities giving access to shares of common stock as at the date of this Form 20-F.

Nature of the Authorization	Maximum Amount of the Capital Increase Authorized		Date Authorized		Validity of the Authorization
Delegation of authority to the Board of Directors to issue shares of common stock and securities giving rights to shares of common stock in France Telecom or one of its subsidiaries, maintaining shareholders’ preemptive subscription rights	€4,000,000,000	(1)	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005	(2)	26 months, until June 22, 2007

Delegation of authority to the Board of Directors to issue shares of common stock and securities giving rights to shares of common stock in France Telecom or one of its subsidiaries, eliminating shareholders’ preemptive subscription rights	€4,000,000,000	(1)	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005	(2)	26 months, until June 22, 2007

Authority to the Board of Directors, in the event of a capital increase with or without elimination of shareholders’ preemptive subscription rights, to increase the number of shares to be issued	15% of the initial issue		Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005		26 months, until June 22, 2007

Delegation granted to the Board of Directors to issue shares of common stock and securities giving rights to common shares of France Telecom in the event of an exchange offer initiated by France Telecom	€4,000,000,000	(1)	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005	(2)	26 months, until June 22, 2007

Delegation of powers to the Board of Directors to issue shares of common stock and securities giving rights to common shares of France Telecom in order to remunerate in-kind contributions made to France Telecom consisting of capital securities or securities giving rights to shares of common stock	10% of the capital at April 22, 2005		Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005		26 months, until June 22, 2007

Delegation of authority to the Board of Directors to issue shares of common stock as a result of the issue by France Telecom subsidiaries of securities giving rights to shares of France Telecom common stock	€4,000,000,000	(1)	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005	(2)	26 months, until June 22, 2007

Delegation of powers to the Board of Directors to issue shares reserved for the persons who have signed a liquidity contract with France Telecom in their capacity as holders of Orange shares or stock options	€200,000,000		Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006	(3)	18 months, until October 21, 2007

Delegation of powers to the Board of Directors to issue bonus option liquidity instruments reserved for Orange shareholders or holders of stock options, who have signed a liquidity contract with France Telecom	€10,000,000		Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006	(3)	18 months, until October 21, 2007

Delegation of authority to the Board of Directors to increase the capital by capitalizing reserves, profits or premiums	€2,000,000,000		Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005	(2)	26 months, until June 22, 2007

Nature of the Authorization	Maximum Amount of the Capital Increase Authorized	Date Authorized		Validity of the Authorization
Delegation of authority to the Board of Directors to increase the capital for the benefit of participants in the France Telecom Group company savings plan (PEE)	€1,000,000,000	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006	(3)	26 months, until June 21, 2008

Authorization for the Board of Directors to record the capital increases resulting from the exercise of Wanadoo stock options, following the assumption of Wanadoo’s commitments towards holders of options.	€48,000,000	Shareholders’ Meeting of September 1, 2004		Duration of the Wanadoo option plans.

Authorization for the Board of Directors to grant stock options for new or existing shares to employees or corporate officers (mandataires sociaux)	2% of the capital stock on September 1, 2004	Shareholders’ meeting of September 1, 2004		38 months, until November 1, 2007

Authorization for the Board of Directors to grant, without consideration, shares of common stock to employees or corporate officers (mandataires sociaux)	1% of the capital stock on April 21, 2006	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006		38 months, until June 21, 2009

Delegation of authority to the Board of Directors to issue securities giving the right to the allotment of debt securities, up to a maximum nominal amount of €10 billion	N/A	Combined Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005		26 months, until June 22, 2007

(1)	These amounts are not cumulative.

(2)	This authorization ends, to the extent of the unused fraction, the authority granted by the Shareholders’ Meeting of February 25, 2003.

(3)	This authorization ends, to the extent of the unused fraction, the authority granted by the Shareholders’ Meeting of April 21, 2005.

Authority to issue bonds and similar securities

On September 19, 2005, France Telecom renewed its framework program for issuing 30 billion euros in Euro Medium Term Notes (EMTN). This program was registered with the Luxembourg stock exchange.

On October 26, 2005, the Board of Directors decided to renew the authority given to the Chairman and Chief Executive Officer to issue, on one or more occasions, on his sole decision, in France and abroad and/or on the international market, bonds or similar securities, including subordinated dated and undated securities, or all other securities conferring in the same issue the same claim against the company, with or without warrants giving the right to the allotment, acquisition or subscription of other bonds, similar securities, or other securities granting such a claim against the company. This delegation is valid for one year from the date of the Board’s decision and is capped at 15 billion euros.

Reconciliation of the number of shares outstanding at the beginning and end of the financial year

Number of shares at the beginning of the year (January 1, 2005)	2,467,333,426
Board of Directors took due note on July 27, 2005 of the exercise of Wanadoo subscription options assumed by France Telecom	+826,954
Capital increase of 3,020 million euros (including share premium) completed on September 26, 2005 as part of the acquisition of Amena	+133,439,454
Board of Directors took due note on January 26, 2006 of the exercise of Wanadoo subscription options assumed by France Telecom and of Options Liquidity Instruments	+1,459,963
Number of shares at the end of the year (December 31, 2005)	2,603,059,797

10.1.2 SHARES NOT REPRESENTING CAPITAL

None

10.1.3 TREASURY SHARES HELD BY THE ISSUER, IN ITS NAME OR BY ITS SUBSIDIARIES

The Board of Directors may, within the limits and conditions set by law, purchase France Telecom S.A. shares on the market.

Pursuant to Articles L. 225-209 et seq. of the Commercial Code, the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 authorized, for a period of eighteen months ending on October 21, 2007, a share buyback program up to a maximum of 10% of the capital stock of the Company existing on the date of this meeting. The Shareholders’ Meeting delegated execution to the Board of Directors, with the possibility of subdelegation.

According to the terms of this program, the maximum purchase price may not exceed 40 euros per share.

France Telecom did not purchase any shares in 2005 under the previous program granted by the Shareholders’ Meeting of April 22, 2005 and, therefore, held no treasury shares at December 31, 2005.

10.1.4 CONVERTIBLE, EXCHANGEABLE SECURITIES AND SECURITIES WITH SUBSCRIPTION WARRANTS.

Perpetual notes redeemable for new France Telecom S.A. shares

In the context of the settlement of various disputes related to the German mobile telephone service provider MobilCom Holding GmbH (“MobilCom”), in which France Telecom held 28.3% of the capital, France Telecom entered into three agreements on November 30, 2002 (the “Assignment and Subscription Agreements”) with certain creditors of MobilCom that had granted it loans or credit facilities, i.e., (i) the members of the Senior Interim Facility banking syndicate, (ii) Ericsson Credit AB and (iii) Nokia OYJ.

Pursuant to these agreements, the Combined Ordinary and Extraordinary Shareholders’ Meeting held on February 25, 2003 authorized the Board of Directors, with powers to sub-delegate in accordance with the provisions of the law, to issue perpetual bonds redeemable for France Telecom S.A. shares (TDIRA) reserved for the members of the Senior Interim Facility banking syndicate and for Ericsson Credit AB and Nokia OYJ.

On March 3, 2003, the Chairman of the Board of Directors, pursuant to a delegation of authority from the Board of Directors on February 25, 2003, issued at par 430,705 TDIRAs, with a nominal value of 14,100 euros each, for a total value of 6,072,940,500 euros:

■	341,910 TDIRAs were reserved for the members of the Senior Interim Facility banking syndicate (“Bank Tranche”); and

■	88,795 TDIRAs were reserved for Ericsson Credit AB and Nokia OYJ (“Supplier Tranche”).

With the exception of the adjustment mechanisms for the redemption ratio, the TDIRAs of both the Bank Tranche and the Supplier Tranche have identical features. However, because they cannot be assimilated, these notes are listed for trading as two separate issues on the Eurolist (international compartment) Euronext Paris. The listing of these notes was described in a prospectus approved by the Commission des opérations de bourse with specific warnings on February 24, 2003 under No. 03-092. This document is available on the AMF website at www.amf-france.org and the Company’s website at www.francetelecom.com.

The TDIRAs may be redeemed for new shares of France Telecom stock at any time at the initiative of the holders or, at the initiative of France Telecom as of March 3, 2010 if the average closing price for 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price.

After adjustment of the initial parity of 300 shares per TDIRA in April 2003, May 2004 and September 2005 to take into account France Telecom capital increases and premium distributions, the TDIRAs may be redeemed at a ratio of 364.4437 shares for one TDIRA with a nominal value of 14,100 euros for the Bank Tranche and 356.9513 shares for one TDIRA with a face value of 14,100 euros for the Supplier Tranche. This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the members of the banking syndicate will be adjusted to compensate for any dividend distribution, if those distributions have not been otherwise taken into account through another adjustment.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because France Telecom’s respective debt ratings with Moody’s and Standard & Poor’s were upgraded to Baa1 and BBB+ and because France Telecom fulfilled the share price conditions as defined in the contract, with the average, weighted according to the total share transaction volume, of the daily weighted average stock market price for 20 consecutive trading days exceeding 30/47ths of the redemption price in force, i.e. 24.77 euros for the Bank Tranche and 25.19 euros for the Supplier Tranche (see Note 21.2 to the consolidated financial statements).

Where no dividend payment is voted in the Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment date, France Telecom can delay the payment of the coupon. Such deferred interest will itself accrue interest based on the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full – including the related accrued interest – at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. The interest is recorded on an annual basis in the statement of income. The interest accrued and/or capitalized, for which payment has been deferred, appears under liabilities as “interest accrued”.

Based on the purchases made by France Telecom S.A. in 2003, 2004, and 2005, 347,918 TDIRAs remained outstanding on December 31, 2005:

■	260,896 TDIRAs from the Bank Tranche, redeemable (subject to possible adjustments in the redemption ratio) for 95,081,903 new France Telecom shares; and

■	87,022 TDIRAs from the Supplier Tranche, redeemable (subject to possible adjustments in the redemption ratio) for 31,062,616 new France Telecom shares.

Bonds convertible and/or exchangeable for new or existing shares of France Telecom S.A. – September 2004

Further to a resolution of the Board of Directors on September 1, 2004 and decisions of the Chief Executive Officer on September 1 and 2, 2004, France Telecom S.A. issued 445,564 bonds convertible and/or exchangeable for new or existing France Telecom S.A. shares maturing on January 1, 2009, with a nominal value of 2,581 euros per bond, for a total amount of 1,150,000,684 euros.

Each bond bears interest at the rate of 1.60% per annum and gives the holder the right to demand, at any time on or after October 20, 2004 and until the seventh business day preceding the normal or early redemption date, the allotment of France Telecom shares in the ratio of 100.297 shares per bond; the initial parity of 100 France Telecom shares per bond was adjusted following the capital increase of September 2005.

France Telecom S.A. may at its discretion remit new shares or existing shares, or a combination of the two.

The bonds are listed on the Eurolist of Euronext Paris S.A. under the ISIN code FR0010113357.

All of the bonds were still outstanding at December 31, 2005.

10.1.5 HISTORY OF THE SHARE CAPITAL

The table below indicates the changes in the capital of France Telecom S.A. over the last three financial years up to December 31, 2005:

Date / Operation	Change in Capital Stock		Capital Stock Value	Total number of shares outstanding
	Par Value	Premium
February 25, 2003 Cancellation of treasury shares(1)	€(12,000,000)	–	€4,748,634,896	1,187,158,724

April 15, 2003 Capital increase through public offering(2)	€4,148,822,900	€10,690,635,974	€8,897,457,796	2,224,364,449

July 28, 2003 Capital increase reserved for participants in the company savings plan (PEE)(3)	€29,402,512	€57,119,007	€8,926,860,308	2,231,715,077

17 October 2003 Public offering of Orange shares(4)	€682,402,092	€2,910,309,016	€9,609,262,400	2,402,315,600

December 31, 2003 Conversion of bonds(5)	€4,912	€75,893	€9,609,267,312	2,402,316,828

April 9, 2004 Conversion of bonds(6)	€4,580	€70,621	€9,609,271,892	2,402,317,973

April 29, 2004 Exchange offer for Wanadoo shares(7)	€259,187,180	€1,073,196,515	€9,868,459,072	2,467,114,768

December 31, 2004 Exercise of subscription options(8)	€874,632	€2,426,026	€9,869,333,704	2,467,433,426

June 30, 2005 Exercise of subscription options(9)	€3,307,816	€9,254,065	€9,872,641,520	2,468,160,380

September 26, 2005 Capital increase via issue of warrants for new shares(10)	€533, 757, 816	€2, 423, 225,177	€10,406,399,336	2,601,599, 834

December 31, 2005 Exercise of subscription options(11)	€5,839, 852	€21, 673, 123	€10,412,239,188	€2,603,059,797

(1)	Capital reduction through cancellation of 3,000,000 treasury shares decided by the Board of Directors on February 25, 2003, factoring in the issue of perpetual notes redeemable for France Telecom S.A. shares in order to ensure compliance with the provisions of the Law of July 26, 1996, under which the French State was required, prior to the Law of December 31, 2003, to directly hold more than half of the share capital.

(2)	Issue of 1,037,205,725 new shares through the free attribution of warrants to subscribe for shares (BSAs) at the rate of one BSA per share held; 20 BSAs held entitled the holder to subscribe to 19 shares at the unit price of 14.50 euros. As the BSAs assigned to 95,363,219 treasury shares were neither exercised nor resold by France Telecom S.A., 1,091,795,500 BSAs were exercised (5 BSAs were not exercised due to the exchange ratio used). Pursuant to an underwriting agreement, a banking consortium purchased and exercised all of the BSAs that had not been exercised. At the end of the subscription period, the shares thus issued were placed on the market with bookbuilding, and the difference between the placement price and the subscription price, i.e., 4.275 euros per BSA, was paid out to BSA sellers. The gross amount of the capital increase was 15,039,483,012 euros. Taking into account issue costs and bank commissions, the net proceeds from the capital increase were 14,839,458,874 euros.

(3)	Issue of 7,350,628 new shares reserved for participants in the France Telecom Group’s company savings plan (of which 5,596,476 shares were subscribed at a unit price of 15.46 euros and 1,754,152 shares were freely attributed at a ratio of 1 share for every 3 shares subscribed, with a maximum subscription limit of 9,500 euros) as decided by the Chairman of the Board of Directors upon delegation by the Board of Directors on March 24, 2003, and recognized by decision of the Chairman of the Board of Directors on July 28, 2003.

(4)

Issue of 170,600,523 new shares to supplement the delivery of 95,363,219 existing France Telecom S.A. shares in exchange for Orange S.A. shares in a public exchange offer approved by the Board of Directors on August 31, 2003 at an exchange ratio of 11 France Telecom S.A. shares for 25 Orange S.A. shares. Based on the France Telecom S.A.

closing share price of October 16, 2003, the date on which the results of the exchange offer were published by the CMF, the gross amount of the capital increase was 3,625,261,114 euros. Taking into account issue costs and bank commissions, the net proceeds of the capital increase were 3,592,711,107 euros.

(5)	Board took due note of the issue of 1,228 new shares following the request for conversion, during 2003, of 101 convertible bonds issued as part of the November 28, 1998 bond issue.

(6)	Board took due note of the issue of 1,145 new shares following the request for conversion, during 2004, of 94 convertible bonds issued as part of the November 28, 1998 bond issue.

(7)	Issue of 64,796,795 new shares to redeem the Wanadoo S.A. shares in the public exchange offering of February 25, 2004, including an exchange of 7 France Telecom shares for 18 Wanadoo S.A. shares. On the basis of the exchange rate of the France Telecom S.A. share on April 28, 2004, the date at which the decision of the Autorité des marchés financiers recorded the end of the offer, the gross value and the increase of share capital amounted to 1,344,533,496 euros. Including issue fees and banking commissions, the net proceeds of the share capital increase were 1,332,383,695 euros.

(8)	Board took due note of the issue of 218,658 new shares following the exercise in 2004 of stock options of Wanadoo, which were assumed by France Telecom following its merger with Wanadoo completed on September 1, 2004.

(9)	Board took due note of the issue of 826,954 new shares following the exercise in the first half of 2005 of stock options granted by Wanadoo, which were assumed by France Telecom S.A. following its merger with Wanadoo completed on September 1, 2004.

(10)	Issue of 133,439,454 new shares to partially finance the acquisition of nearly 80% of Amena and executed through the bonus allotment of subscription warrants (BSA) in a ratio of one BSA per share held on August 31, 2005, with ownership of 37 BSA giving the right to subscribe to 2 shares at a unit price of 22.63 euros. The gross amount of the capital increase was 3,019,734,844 euros. Settlement-delivery was September 26, 2005. The issue costs in the amount of 63 million euros were charged against the share premium.

(11)	Board took due note of the issue of 1,459,963 new shares following the exercise in the second half of 2005 of subscription options granted by Wanadoo and assumed by France Telecom during the merger of Wanadoo on September 1, 2004 and of Option Liquidity Instruments held by holders of Orange stock options covered by liquidity contracts.

10.2 MEMORANDUM OF ASSOCIATION AND BY-LAWS

10.2.1 CORPORATE PURPOSE (ARTICLE 2 OF THE BY-LAWS)

France Telecom S.A.’s corporate purpose, in France and abroad, in conformity with the French Postal and Telecommunications Code, is:

■	to provide all electronic communication services in internal and international relations;

■	to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

■	to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

■	to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

■	to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

■	to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

■	to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means;

■	and, more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the business of France Telecom S.A.

10.2.2 PROVISIONS CONCERNING ADMINISTRATIVE AND MANAGEMENT BODIES

Composition of the Board of Directors

For as long as the French State held the majority of France Telecom’s share capital, pursuant to the provisions of French law no. 90-568 dated July 2, 1990 relating to the organization of public postal and telecommunications services regarding the composition of the Board of Directors, and of French law no. 83-675 dated July 26, 1983 relating to the democratization of the public sector, France Telecom’s by-laws provided for a Board of Directors consisting of 21 directors, seven of whom to be elected by the employees. The 14 non-employee directors included directors representing the French State appointed by decree and directors representing the other shareholders appointed by the shareholders’ meeting.

Following the transfer of the majority of France Telecom’s share capital to the private sector in September 2004, the provisions of French general law regarding the election of directors and the composition and operation of the Board of Directors applied.

In accordance with Article 8-1 of French law no. 86-912 dated August 6, 1986 relating to privatizations, France Telecom’s Board of Directors must still consist of at least two members representing the employees and one member representing the employee shareholders if the board has less than fifteen members, or three members representing the employees and one member representing the employee shareholders if the board has fifteen or more members. The by-laws of France Telecom (Article 13) specify that the Board is composed of a minimum of twelve and a maximum of twenty-two members, including three directors who represent the employees and one director representing employee shareholders.

In addition, pursuant to the French Decree-Law of October 30, 1935, the Board of Directors must include representatives of the State in proportion to the State’s interest in France Telecom (see section 7.1.2 “Direct or indirect control over France Telecom”). The directors representing the French State are appointed by decree.

Chairman of the Board of Directors

Election and dismissal (article 14 of the by-laws)

The general law now applicable to France Telecom provides that the Chairman shall be appointed by the Board of Directors from among its members who are individuals, by a majority vote and that the Chairman may be removed at any time by decision of the Board.

Powers of the Chairman of the Board (article 17 of the by-laws)

The Chairman of the Board of Directors shall represent the Board of Directors. He shall organize and direct the board’s work, which he shall report on to the shareholders’ meeting. He shall ensure the proper functioning of the governing bodies of France Telecom and, in particular, that the directors are able to carry out their duties.

In accordance with Article 29-2 of French law no. 90-568 of July 2, 1990, as amended, the Chairman of the Board of Directors has the power to appoint and manage the civil servants employed by the company.

Executive Management (article 18 of the by-laws)

France Telecom’s by-laws provide that the company’s general management shall be exercised under the responsibility of, either the Chairman of the Board of Directors (who shall then assume the title of Chairman and Chief Executive Officer) or, if applicable, by another person appointed by the Board of Directors and holding the title of Chief Executive Officer.

The Board of Directors shall decide between these two arrangements for the exercise of general management. In its meeting held on September 7, 2004, the Board of Directors opted to combine the offices of Chairman and Chief Executive Officer, without any restrictions on powers other than those set forth in Article 1 of the internal guidelines of the board.

Article 1 provides that the Chairman must obtain the authorization of the Board to engage the company in investments or divestitures involving amounts in excess of 200 million euros per transaction, when such transactions are acquisitions or disposals. In addition, any investment greater than 20 million euros that does not fall within the company’s strategic policies must first be approved by the Board of Directors.

The Chairman and Chief Executive Officer implements France Telecom’s strategy in accordance with the policies decided by the Board of Directors. He represents the company in its relations with third parties.

The Chairman and Chief Executive Officer is granted the widest powers to act on behalf of France Telecom in all circumstances. He exercises his powers within the limits of the corporate purpose and subject to the powers expressly attributed by law to the shareholders’ meetings and the Board of Directors.

The Chairman and Chief Executive Officer may delegate a portion of his powers to as many agents as he deems appropriate.

Chief Executive Officer Delegate (article 19 of the by-laws)

At the proposal of the Chairman and Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chairman and Chief Executive Officer, with the title of Chief Executive Officer Delegate. The maximum number of Chief Executive Officers Delegate is five. In agreement with the Chairman and Chief Executive Officer, the Board of Directors determines the scope and duration of the powers granted to the Chief Executive Officers Delegate.

To date, the Board of Directors of France Telecom has not appointed any Chief Executive Officers Delegate.

Internal Guidelines

On July 17, 2003, the Board of Directors adopted internal guidelines within the framework of the Bouton report’s recommendations concerning the improvement of corporate governance for listed companies. France Telecom’s internal guidelines are available on its website (www.francetelecom.com, under the heading “The Group/ Organization/ Board of Directors”).

Code of Ethics

On December 3, 2003, the Board of Directors adopted a Code of Ethics (available on France Telecom’s website at www.francetelecom.com, under the heading “About the Group / Corporate Responsibility / Ethics”).

The Code of Ethics applies to each director, manager and employee of France Telecom. It sets forth the values of the Group, its principles of action with respect to its customers, shareholders, employees, suppliers and competitors, and with respect to the environment and the countries in which the Group operates.

The Code also sets forth certain principles of behavior that each employee, director and manager of France Telecom must respect. These principles promote honest and ethical behavior on the part of these individuals and also accurate, complete and timely communication of information to the public.

In accordance with the rules in effect since 1997, the Code of Ethics reiterates the current standards and rules relating to Stock Exchange ethics and the need to comply completely with them. The Code imposes certain preventive measures and, in particular, time periods during which “permanent insiders” (including directors and officers), are prohibited from trading in securities of France Telecom S.A. and the other listed companies of the Group.

Reporting of misconduct

The Code of Ethics stipulates that France Telecom must ensure that measures exist in all Group entities to enable employees to report infractions or fraud of which they are aware, and that such reports are appropriately and promptly handled.

Pursuant to these principles, France Telecom has established a direct alert system for infractions or fraud in the areas of accounting, internal control and audit, which allows any employee to report any infraction concerning France Telecom or its subsidiaries by mail or email. This mechanism has been operational since January 2005. A procedure has been established to ensure that such alerts are handled independently and in such a way as to guarantee protection of employees.

10.2.3 RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHED TO EACH CLASS OF EXISTING SHARES (ARTICLE 11 OF THE BY-LAWS).

France Telecom has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with statutory rules and the provisions of these by-laws. Ownership of one share implies, ipso jure, adherence to the by-laws and the decisions of the shareholders’ meeting.

The shareholders shall be liable for losses within the limits of their contributions to the Company’s capital.

The terms and conditions for the payment of the dividends approved by the shareholders’ meeting are determined by the shareholders’ meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the financial year, unless extended by court order.

The ordinary shareholders’ meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

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

Dividends not claimed are paid to the French government after a period of five years from the pay-out date.

Conditions for exercising voting rights

In all shareholders’ meetings, each shareholder participating in the meeting has the same number of votes as shares held or represented, with no further limitations other than those stipulated by law. The by-laws do not provide for double or multiple voting rights for France Telecom shareholders.

10.2.4 FORM, HOLDING AND TRANSFER OF SHARES

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

France Telecom maintains a share account with Euroclear France S.A. for all shares in registered form, which is administered by BNP Paribas Securities Services. In addition, France Telecom maintains separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder account shows that they are so held. France Telecom S.A. is also entitled, with respect to shares in registered form, to request at any time from the intermediary registered on behalf of the owners of the shares residing abroad to disclose the identity of the holders of such shares. BNP Paribas Securities Services, as a matter of course, issues confirmations (attestation d’inscriptions en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

Under the French Monetary and Financial Code, a person who is not a resident of the European Union (“EU”) is not required to obtain a prior authorization (autorisation préalable), before acquiring a controlling interest in a French company (with exceptions regarding certain sensitive economic areas, such as defense, public health, etc.). However, both EU and non-EU residents must file an administrative notice (déclaration administrative), with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 10% or more of a French company’s share capital is regarded as a controlling interest.

Violations of this administrative notice requirement are sanctioned by a fine of 750 euros. This amount may be multiplied by 5 if the violation is made by a legal entity.

Transfer and assignment of Shares (article 10 of the by-laws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

10.2.5 ACTIONS NECESSARY TO MODIFY THE RIGHTS OF SHAREHOLDERS

The rights of shareholders may be modified as permitted by law.

Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of the by-laws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

10.2.6 RULES FOR ADMISSION TO AND CALLING OF ANNUAL SHAREHOLDERS’ MEETINGS AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS (ARTICLE 21 OF THE BY-LAWS)

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings are composed of all shareholders whose shares are paid up and have been registered in an account prior to the date of the meeting in accordance with the following conditions:

■	In order to attend, vote by mail or be represented at the meetings, owners of bearer shares or shares registered in a share account not held by France Telecom must deposit a certificate issued by the intermediary holding their account, confirming the non-transferability of the shares until the date of the Shareholders’ Meeting, at the locations indicated in the notice of meeting, no later than 3 p.m. (Paris time) the day before the shareholders’ meeting.

■	In order to attend, vote by mail, or be represented at the meetings, owners of shares registered in an account held by France Telecom must have their shares registered in such company-held account by no later than 3 p.m. (Paris time) on the day before the shareholders’ meeting.

The Board of Directors may shorten or eliminate the deadline for the receipt of the certificates of non-transferability described above.

Access to shareholders’ meetings is open to shareholders, and to their agents and representatives registered upon proof of their status and identity. If it sees fit to do so, the Board of may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications that allow identification shall be deemed present for the calculation of quorum and majority at shareholders’ meetings.

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

Agenda and Conduct of the Shareholders’ Meetings

The agenda of the shareholders’ meeting shall appear in the notice to convene and is set by the author of the notice.

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

Shareholders’ Meetings are chaired by the Chairman of the Board or, in his absence, by a director delegated for that purpose by the Board. If no director is so delegated, the shareholders’ meeting elects a chairman.

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

On the first notice of meeting, the meeting may validly deliberate only if the shareholders present or represented or voting by mail represent at least one-fifth of the shares entitled to vote. On the second notice, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of the by-laws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

Subject to the legal provisions governing capital increases made by capitalizing reserves, profits or share premiums, the deliberations of the extraordinary meeting shall be valid only if the shareholders present, represented or voting by mail represent at least one-quarter of all voting shares on the first notice of meeting, and one-fifth on the second notice. If the second quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called.

Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

10.2.7 PROVISIONS HAVING EFFECT TO DELAY, DEFER OR PREVENT A CHANGE IN CONTROL.

None

10.2.8 DECLARATIONS OF OWNERSHIP THRESHOLDS (ARTICLE 9 OF THE BY-LAWS)

In addition to the legal obligation to report to the Company and the Autorité des marchés financiers when the thresholds of 5%, 10%, 20%, 33 1/3%, 50% and 66 2/3% of the capital or voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, directly or indirectly (as defined by Articles L. 233-7 et seq. of the French Commercial Code) a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in France Telecom, must report the total number of shares, voting rights and securities giving rights to the share capital that such person or entity holds via registered mail with return receipt to France Telecom within five trading days after registration of the securities which enabled the holder to reach or cross the threshold.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a shareholders’ meeting.

10.2.9 CHANGES IN THE CAPITAL (ARTICLE 7 OF THE BY-LAWS)

The capital may be increased, decreased or amortized in accordance with applicable legal provisions.

10.3 MATERIAL CONTRACTS

On June 20, 2005, France Telecom established a new syndicated credit line for 8 billion euros to replace the 10 billion euro syndicated credit line signed on June 22, 2004 (See Note 22.2 “Credit lines” in the notes to the consolidated financial statements).

In addition, France Telecom made significant acquisitions and disposals during the most recent financial years (see Note 4 to the consolidated financial statements).

Aside from the contracts referred to above, France Telecom did not enter into any significant contracts other than the contracts entered into in the normal course of business.

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

In particular, you should be aware that the avoir fiscal and the précompte have been abolished with respect to dividends paid by French companies since January 1, 2005.

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

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of France Telecom if both of the following apply to you:

-	you are not a French resident for French tax purposes, and

-	you have held not more than 25% of France Telecom dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of France Telecom, even if one or both of the above statements does not apply to you.

If you are a resident of the United States who is eligible for the benefits of the income tax treaty between the United States of America and France (the “U.S. France Treaty”), you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs unless you have a permanent establishment or fixed base in France and the shares or ADSs sold or exchanged were part of the business property of that permanent establishment or fixed base.

Special rules apply to individuals who are residents of more than one country.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

If you transfer listed shares using a written agreement, that agreement must generally be registered. In principle, and unless agreed otherwise, the purchaser will be required to pay a registration duty of 1.1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is 4,000 euros per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

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

Also, under the treaties that provided for the transfer of the avoir fiscal to non-resident individual shareholders, a tax credit attached to the dividends paid by French companies (of 50% of the amount of the dividend capped at 115 euros for single individuals and 230 euros for couples taxed jointly) may be transferred to non-resident individual shareholders (upon deduction of the dividend withholding tax at the applicable rate under such treaty) who fulfills the specific conditions set forth in such treaty. The French tax authorities have not determined yet the actual procedures under which the tax credit will be refunded in practice to the eligible non-resident individual shareholders.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty, French dividend withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied. In particular, you will have to comply with the formalities set out under section 10.5.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, France Telecom shall deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

Also, if as a U.S. tax resident holder you would have been entitled to a refund of the avoir fiscal pursuant to the provisions of the U.S. France Treaty, you will be entitled to receive a payment equal to the amount of the French tax credit on dividend (which is equal to 50% of the amount of the dividend capped at 115 euros for single individuals and 230 euros for couples taxed jointly) less any withholding tax to be levied at the rate of 15% under the U.S. France Treaty. The French tax authorities have not determined yet the actual procedures under which the tax credit will be refunded in practice to you if you are eligible for the refund.

Certain tax exempt U.S. entities (such as tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account) may be eligible for the reduced withholding tax rate of 15% on dividends. Specific rules apply to them as further described below in Section 10.5.3 “Procedure for Reduced Withholding Rate”.

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

Under the “Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, French estate and gift tax will not apply to you if you are a resident of the U.S. and if you transfer your shares or ADSs by gift, or they are transferred by reason of your death, unless you are domiciled in France at the time of making the gift of the shares or ADSs or at the time of your death, or you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

You should consult your own tax advisor about whether French estate and gift tax will apply and whether an exemption or tax credit can be claimed.

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your shares of France Telecom if both of the following apply to you:

-	you are not a French resident for the purpose of French taxation, and

-	you own less than 10% of France Telecom capital stock, either directly or indirectly, provided your shares do not enable you to exercise influence on France Telecom.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

The French wealth tax generally does not apply to shares or ADSs if you are a resident of the United States for purposes of the U.S. France Treaty.

10.5.2 Taxation of U.S. Holders

The following discussion is a general summary based on current law of certain U.S. federal income tax considerations relevant to the ownership and disposition of France Telecom shares and ADSs. The discussion is not a complete description of all tax considerations that may be relevant to you, and it does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the shares or ADSs, have a permanent establishment in France or hold shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction.

U.S. Partnerships

A U.S. partnership generally can claim benefits under the U.S. Treaty only to the extent its income is taxable in the U.S. as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have however conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships (and up to six tiers of interposed partnerships) to the extent of the income taxable in the U.S. as the income of a resident in the hands of the ultimate partner or partners.

Specific rules apply to U.S. partnerships and their partners. Partnerships and their partners should consult their tax advisors concerning the French tax consequences of the acquisition, ownership and disposition of the shares or ADSs.

France Telecom believes, and this discussion assumes, that France Telecom is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

YOU CANNOT RELY ON THE STATEMENTS HEREIN TO AVOID TAX PENALTIES. YOU SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES UNDER YOUR OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES OR ADSs UNDER THE LAWS OF FRANCE, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS, AND ANY OTHER JURISDICTIONS WHERE YOU MAY BE SUBJECT TO TAX.

As used here, a “U.S. Holder” means a beneficial owner of the shares or ADSs that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other business entity created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a domestic trust.

The U.S. federal income tax treatment of a partner in a partnership that holds shares or ADSs will depend on the status of the partner and the activities of the partnership. Partnerships should consult their tax advisors concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of the shares or ADSs.

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs.

Dividends

Distributions on France Telecom shares and ADSs, including French tax withheld and the gross amount of any payment on account of a French tax credit, will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. The dividends received by noncorporate U.S. Holders, however, will be taxed at the same preferential rate allowed for long-term capital gains because the shares and ADSs are readily tradable on the New York Stock Exchange.

The U.S. dollar amount of a dividend received on the shares or ADSs will be based on the exchange rate for the currency received (if the dividend is paid in a currency other than U.S. dollars) on the date you recognize the dividend, whether or not you convert the payment into U.S. dollars. You will have a basis in the currency received equal to its U.S. dollar value when you recognize the dividend. Any gain or loss on a subsequent conversion or other disposition of the currency generally will be ordinary income or loss from U.S. sources.

Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for tax withheld at the lowest rate to which you are entitled. In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. You should consult your own tax adviser about your eligibility for benefits under the U.S. France Treaty including a reduced rate of French withholding tax and for applicable limitations on claiming a deduction or foreign tax credit for any French tax withheld.

Dispositions

You will recognize gain or loss on disposition of France Telecom shares or ADSs in an amount equal to the difference between the amount you realized and your adjusted tax basis in the shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the shares or ADSs for at least one year. Deductions for capital losses are subject to limitations.

If you receive a currency other than U.S. dollars upon disposition of the shares or ADSs, you will realize an amount equal to the U.S. dollar value of the currency received on the date of disposition (or, if you are a cash-basis or electing accrual basis taxpayer, the settlement date). You will have a tax basis in the currency received equal to the U.S. dollar amount realized. Gain or loss on a subsequent conversion or disposition of the currency received generally will be U.S. source ordinary income or loss.

Deposits or withdrawals of shares in exchange for ADSs will not be taxable transactions subject to U.S. federal income tax.

U.S. Information Reporting and Backup Withholding for U.S. Holders

Your dividends on the shares or ADSs and proceeds from the sale or other disposition of the shares or ADSs may be reported to the U.S. Internal Revenue Service unless you are a corporation or you otherwise establish a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if you fail to provide an accurate taxpayer identification number or otherwise establish a basis for exemption. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules and a refund for any excess.

10.5.3 Procedure for reduced withholding rate

If you are eligible for benefits under the U.S. France Treaty, you will be entitled to reduce the rate of French withholding tax on dividends by filing the applicable form(s) with the depositary or other financial institution managing your securities account in the U.S., or failing that, the French paying agent, if the financial institution managing your securities account or the French paying agent receives the form(s) before the date of payment of the dividend. If you fail to submit the applicable form(s) in time to avoid withholding, you may claim a refund for the amount withheld in excess of the U.S. France Treaty rate by providing a fully completed French Treasury Form RF 1A EU—No. 5052 to the financial institution managing your securities account in the U.S. (which will in turn provide it to the French paying agent).

In order to have taxes on dividends withheld at the reduced amount, you generally must provide the depositary, or other financial institution managing your securities account in the U.S., with a certificate of residence before the dividend is paid. If this certificate is not stamped by the U.S. Internal Revenue Service, the depositary or other financial institution managing your securities account in the U.S. must provide the French paying agent with a document listing certain information about the U.S. Holder and its shares or ADSs and a certificate whereby the financial institution managing your securities account in the U.S. takes full responsibility for the accuracy of the information provided in the document.

Tax exempt U.S. pension funds, charities or other tax exempt organizations must also provide a certificate from the U.S. Internal Revenue Service that they have been created and operate in compliance with the Internal Revenue Code of 1986, as amended. Tax exempt organizations may obtain this certification by filing a U.S. Internal Revenue Service Form 8802. Similar requirements apply to REITs, RICs and REMICs.

Collective trusts of pension funds may apply for the withholding tax reduction on behalf of their members if they provide a complete list of their members, the required certificate from the IRS for each member which is a tax exempt U.S. pension fund and a certificate setting out the dividend to which each tax exempt U.S. pension fund which is a member is entitled.

The relevant French forms will be provided by the depositary to all U.S. Holders of ADSs registered with the depositary and all U.S. Internal Revenue Service Forms are also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French paying agent and the French tax authorities of all forms completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

You should consult your own independent tax advisors about the availability and applicability of the reduced rate of French withholding tax.

10.6 DOCUMENTS ON DISPLAY

All documents provided to shareholders as required by law may be consulted at the headquarters of France Telecom at 6, place d’Alleray, 75015 Paris, France.

In addition, the by-laws of France Telecom are available on the website at www.francetelecom.com, under News and Financials/ Investors and Shareholders/ Corporate Governance.

The consolidated financial statements of France Telecom for the last three financial years are available on the website at www.francetelecom.com, under News and Financials / Investors and Shareholders/ Financial Data / Management Report and Financial Statements.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In connection with its industrial and commercial activity, France Telecom is exposed to market risks related to the management of the cost of its debt and the value of certain assets denominated in foreign currencies (equity interests in foreign companies). On the basis of an analysis of its general risk exposure, essentially related to interest and exchange rate fluctuations, France Telecom utilizes different financial instruments within the limits set by Management in terms of potential effects on earnings, with the objective of optimizing the cost of its financing.

11.1 INTEREST RATE RISK MANAGEMENT

France Telecom seeks to balance its fixed-rate / variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

11.1.1 MANAGEMENT OF FIXED-RATE/VARIABLE-RATE DEBT

The fixed-rate portion of the Group’s financial debts after swaps decreased from 73.3% at December 31, 2004 to 69.9% at December 31, 2005, most of which was attributable to France Telecom SA, whose fixed-rate debt fell from 75.9% to 71.9%. This reflects a fall in outstanding fixed-rate debt, with repayments of 4,797 million euros on borrowings taken out at fixed-rate compared to 2,517 million euros in new fixed-rate borrowings arranged. Moreover, new borrowings issued at variable rates exceed repayments on variable-rate debt, with 1,860 million euros of repayments compared to 1,500 million euros new variable-rate debt issued, and 425 million euros corresponding to two bilateral lines of credit.

11.1.2 ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

■	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-	derivatives that do not qualify for hedge accounting represent 2.5% of gross financial debt net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately 115 million euros in financial expense;

-	the variable-rate portion of net financial debt after swaps designated as hedges (excluding derivatives qualifying as trading) represents 35%. A sudden 1% rise in interest rates would lead to an increase of approximately 165 million euros in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately 50 million euros in financial expense.

■	Sensitivity of net financial debt

A 1% rise in interest rates would lead to an estimated reduction in the market value of financial debt after swaps of approximately 1.81 billion euros, which represents 3.45% of the market value of the Group’s net financial debt.

11.2 FOREIGN CURRENCY RISK MANAGEMENT

■	Operations

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

At December 31, 2005, net foreign exchange gains in relation to business operations amounted to 14 million euros. The corresponding amount at December 31, 2004 was 20 million euros.

■	Financial operations

France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom SA, Orange and TP Group).

	Currency
	USD	GBP	CHF	DKK	SEK	EUR	Total euro- equivalent	€ millions 10% exchange rate fluctuation
France Telecom SA	(213)	(4)	(201)	(28)	5	–	(319)	(35)
TP Group	(19)	–	–	–	–	(113)	(129)	(13)
Orange	(7)	–	–	–	–	37	31	(9)

Total (currency)	(239)	(4)	(201)	(28)	5	(76)	(417)

Total (euros)	(203)	(6)	(129)	(4)	1	(76)	(417)	(57)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso. These unfavorable exchange rate movements would result in a foreign exchange loss of €57 million.

11.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to reinforcing the Group’s financial position and its ability to meet its obligations:

-	strengthening equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	a plan for improving operational performance;

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €14.3 billion with an average initial maturity of around 11.9 years;

-	OCEANE bonds (convertible or exchangeable into new or existing France Telecom shares) issued for an amount of €1.15 billion with an average initial maturity of around 4.3 years (see Note 21 to the consolidated financial statements);

-	EMTN (Euro Medium Term Notes): bonds issued for an amount of €5.1 billion with an average initial maturity of around 2 years;

-	credit lines: having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004, and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This credit line was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see Note 22.2 to the consolidated financial statements);

-	France Telecom SA have also set up two additional bilateral credit lines, one for €125 million with a maturity date of March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two credit facilities are indexed to Euribor and have been fully drawn down.

France Telecom’s liquidity position:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line(1)	8,000	–
Available drawdowns on the syndicated credit line entered into in 2004(1)	–	10,000
Authorized overdrafts	150	150

France Telecom SA credit facilities (a)	8,150	10,150

Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	768	719

Cash and cash equivalents and marketable securities (see Note 20) (c)	4,136	3,393
Bank overdrafts (d)	(166)	(346)

Liquidity position (a)+(b)+(c)+(d)	12,888	13,916

(1)	This syndicated credit line was entered into on June 22, 2004, and was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see Note 22.2 to the consolidated financial statements).

France Telecom’s debt ratings

At December 31, 2005, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Moody’s, having already raised France Telecom’s long-term debt rating on February 23, 2005 from Baa2 to Baa1, further upgraded the rating to A3 on June 30, 2005. The short-term rating remains unchanged at P2. On March 24, 2005, Fitch increased France Telecom’s short-term rating from F2 to F1.

A portion of the debt (€11.3 billion of the outstanding balance at December 31, 2005) includes step-up clauses. This amount does not include the TDIRAs, the step-up clauses in respect of which are described in Note 21.2.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €23 million before tax for 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s upgrading of France Telecom’s rating on June 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of the Moody’s rating upgrade is estimated at €28 million before tax for 2005.

11.4 MANAGEMENT OF COVENANTS

■	Commitments with regard to financial ratios

At December 31, 2005, neither France Telecom SA nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

However, the Group remains bound by the following commitments:

-	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (notably gearing and interest cover ratios with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

-	In respect of its 2003 bank financing contract, Amena must comply with the following ratios:

-	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 4.25 at December 31, 2005; 5.25 at June 30, 2006; and 6.00 at December 31, 2006 and beyond (EBITDA as defined in the contracts);

-	a net financial debt to EBITDA ratio equal to or greater than 4.00 at December 31, 2005; 3.50 at June 30, 2006; and 3.00 at December 31, 2006 and beyond (net financial debt and EBITDA as defined in the contracts).

At December 31, 2005, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 32 to the consolidated financial statements), was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 and January 2005 (see Notes 4 and 32 to the consolidated financial statements), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in credit standing

Most of France Telecom’s financing agreements, including, in particular, the new €8 billion syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change in the credit standing of the borrower. When such clauses exist, accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

11.5 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, marketable securities and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of non-performance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and equity. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

11.6 MARKET RISK ON SHARES

At December 31, 2005, France Telecom SA had no options to purchase its own shares.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of France Telecom’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In 2005, France Telecom continued a group-wide program to reinforce the effectiveness of internal control in the production of financial and accounting data launched in 2003.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

France Telecom’s Board of Directors has determined that a member of its Audit Committee, Mr. Stéphane Richard, is an Audit Committee financial expert as defined in Item 16A of Form 20-F. Mr. Stéphane Richard is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (see section 6.1.1.3 “Independent Directors”).

Item 16B. CODE OF ETHICS

France Telecom’s board of directors has adopted a Code of Ethics that applies to all France Telecom employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of France Telecom’s Code of Ethics is available on France Telecom’s website at www.francetelecom.com, under the heading “About the Group / Corporate Responsibility / Ethics”.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Associés and Ernst & Young Audit served as France Telecom’s independent auditors for the years ending on December 31, 2005 and 2004, for which audited financial statements appear in this annual report on Form 20-F.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Deloitte & Associés to France Telecom in 2005 and 2004.

	2005		2004
	Ernst & Young Audit	Deloitte & Associés	Ernst & Young Audit	Deloitte & Associés
Audit fees	22.3	22.4	19.3	17.2

Audit-Related Fees	2.9	0.5	3.7	2.4

Tax Fees	0.3	0.0	1.6	0.1

Other Fees	0.0	0.0	0.0	0.0

Total Fees	25.5	22.9	24.6	19.7

“Audit Fees” are the aggregate fees billed by France Telecom’s independent auditors for the audit of France Telecom’s statutory and consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Audit Committee pre-approval policies and procedures

France Telecom’s Audit Committee establishes and oversees the procedures for selecting external auditors, and makes a recommendation to the board of directors regarding their appointment and the terms of their compensation. The Audit Committee also establishes and annually reviews principles and rules to ensure that auditor independence is not compromised. As part of these rules, the Audit Committee examines on a yearly basis the work plans of external auditors and the proposed scope of their audit activities.

With a view to safeguarding the independence and objectivity of external auditors, and in accordance with relevant European Union and US regulations, France Telecom has implemented policies for pre-approval of audit and non-audit services. In December 2003, the Audit Committee adopted the “France Telecom Group Audit and Non-Audit Services Pre-Approval Policy”.

The policy provides that all permitted audit and non-audit services which the auditors provide to any France Telecom Group entity must be pre-approved by the Audit Committee. Such pre-approval takes the form either of a general pre-approval for a list of specified services, or pre-approval on a case-by-case basis for all services not on the list. As an additional safeguard, the pre-approval policy sets limits measured in percentage of audit fees on the audit-related, tax and other non-audit services which can be subject to general pre-approval. Non-audit services beyond these limits must be specifically pre-approved. Finally, the policy includes a list of non-audit services which are prohibited in view of the threat they represent to auditor independence.

All services performed by the external auditors in 2004 and 2005 were authorized pursuant to the Audit Committee’s pre-approval policy, and the Audit Committee was regularly informed about the services provided and the fees incurred.

Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

France Telecom’s Audit Committee consists of five directors including two directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements include Messrs. de Larosière and Samuel-Lajeunesse, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Bernardi, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. France Telecom’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase was made during 2005 by or on behalf of France Telecom or any “affiliated purchaser,” as defined in §240.10b-18(a)(3) of ordinary shares or any other units of any class of France Telecom’s equity securities that is registered pursuant to section 12 of the Exchange Act.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Financial Statements

    Note 1 - Description of business and basis of preparation of the financial statements

    Note 2 - Significant accounting policies and changes in estimates

    Note 3 - Restated segment information

    Note 4 - Main acquisitions and disposals, and other changes in the scope of consolidation

    Note 5 - Net revenues

    Note 6 - Operating income and expense

    Note 7 - Impairment

    Note 8 - Gains and losses on disposal of assets

    Note 9 - Restructuring costs

    Note 10 - Finance costs, net

    Note 11 - Income tax

    Note 12 - Goodwill

    Note 13 - Intangible assets, net

    Note 14 - Property, plant and equipment, net

    Note 15 - Interest in associates

    Note 16 - Assets available for sale

    Note 17 - Other financial assets and derivatives

    Note 18 - Trade receivables, prepaid expenses and other current assets

    Note 19 - Net financial debt

    Note 20 - Cash and cash equivalents and marketable securities

    Note 21 - Bonds

    Note 22 - Bank borrowings

    Note 23 - Derivatives

    Note 24 - Exposure to market risks and financial instruments

    Note 25 - Fair value of financial assets and liabilities

    Note 26 - Employee benefits

    Note 27 - Share-based compensation

    Note 28 - Provisions

    Note 29 - Other liabilities and deferred income

    Note 30 - Equity

    Note 31 - Additional cash flow disclosures

    Note 32 - Off-balance sheet commitments and contractual obligations

    Note 33 - Litigation and claims

    Note 34 - Related party transactions

    Note 35 - Subsequent events

    Note 36 - List of consolidated companies

Note 37 - IFRS 2004 transition note
Note 38 - Supplemental disclosures

Item 19. LIST OF EXHIBITS

1.1		Bylaws (statuts) of France Telecom, as amended at the shareholders’ meeting of April 21, 2006.
2.1		8 billion euro syndicated credit agreement dated June 20, 2005 among France Telecom and the several parties named therein.
2.3	*	Indenture dated March 14, 2001 between France Telecom and, inter alia, Citibank, NA as Trustee.
4.1		Extracts of the minutes of the board of directors meeting of January 26, 2006 describing the compensation of Mr. Didier Lombard, Chairman and Chief Executive Officer of France Telecom.
8.0		List of France Telecom’s subsidiaries (see Note 36 to the Consolidated Financial Statements).
10.1		Consent of Deloitte & Associés as auditors of France Telecom.
10.2		Consent of Ernst & Young Audit as auditors of France Telecom.
12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
*	Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Commission on May 29, 2001.

GLOSSARY OF TECHNICAL TERMS

3BPQ: Relates to all short four-digit telephone numbers commencing with the number 3.

ADSL (Asymmetric Digital Subscriber Line): ADSL is a technology that permits high-volume data transmission across traditional telephone networks (most commonly access to the Internet) via paired copper cable (the most common type of telephone line found in buildings).

Application program interface (API): A programming interface between an operating system and an application, consisting of certain low level functions specified by the operating system, well documented and made public, and enabling the programming of “higher level” applications based on the operating system.

ARCEP (Autorité de regulation des communications électroniques et des postes): French telecommunications regulatory authority.

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

Broadband: Transmission technology in which a single medium (wire) can carry several channels at once. Term used to designate high-speed networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connections providing at least 128 Kbits/s downstream).

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

CRM (Customer Relationship Management): Designs the dedicated applications which allow a company to better know each subscriber, and therefore to propose more targeted offers and services offering greater satisfaction.

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

GRM (Group relationship management): See CRM.

GSM (Global System for Mobile Communications): European standard for second generation mobile telephones that operate in the 900-1800 MHz frequency bands.

Hotspot: Wi-Fi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptop computer, personal assistant) with wireless Internet connection with a rate of 11 or 54 Mbit/s depending on the Wi-Fi standard used (see Wi-Fi).

HSCSD (High-Speed Circuit-Switched Data Service): GSM circuit switches data transfer at high-volume.

ICT (Information and communication technologies): sector of information and communication technologies encompassing all of the goods and services which underpin the digital economy.

Integrated Service Digital Network (ISDN): Public digital network allowing the transfer of different kinds of information at 64 Kbit/s: data, voice and video. France Telecom’s commercial name for its ISDN service is Numeris.

Intelligent Network (IN): Concept of network architecture aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This principally relies on the installation of the service logic and data on a central computer, which manages the switches.

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

Livebox: Terminal sold by France Telecom, which offers broadband modem, router and Wi-Fi and Bluetooth wireless access point functions and provides broadband Internet connection, television and Voice over IP.

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

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. Livebox is the multiplay solution offered by France Telecom.

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

NRA: (a) “Noeud de raccordement d’abonné”: Subscriber connection nodes or switch towards which telephone lines of subscribers are directed. (b) National regulatory authorities.

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

Public Switched Telephone Network (PSTN or STN): Voice transfer network consisting of handsets, subscriber lines, circuits and switches. Also used to access certain data services.

Roaming: Roaming allows mobile customers to make and receive calls while in the coverage area of a network of which they are not clients and to be billed for such service by their home network. A prime example of which is the use of a mobile device abroad on another operator’s network.

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

STN: see Public Switched Telephone Network

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

Videophony: Technique consisting in telephoning and visualizing the person called on the screen, displaying photos, videos and using MMS services, by transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s videophony offer is “Maligne visio”.

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

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
185, avenue Charles de Gaulle	Faubourg de l’Arche
92524 Neuilly-sur-Seine Cedex	11, allée de l’Arche
92400 Courbevoie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of France Telecom:

We have audited the accompanying consolidated balance sheets of France Telecom and its subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

Without qualifying the above opinion, we draw your attention to the following points presented in the notes to the financial statements with respect to:

Note 2.1.2 which presents, in the context of the first time application of IFRS as adopted by the European Union, the accounting policies adopted by France Telecom in accordance with paragraphs 10 to 12 of International Accounting Standard 8 (“Accounting Policies, Changes in Accounting Estimates and Errors”), for the transactions that are not specifically covered by IFRS as adopted by the European Union.

Note 33 which clarifies that the request made by the European Commission relating to business tax (“taxe professionnelle”) enters into the category of the contingent liabilities as defined in IAS 37 “provisions, contingent assets and contingent liabilities.

IFRS varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 of the consolidated financial statements.

/s/ DELOITTE & ASSOCIÉS	/s/ ERNST & YOUNG AUDIT
Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris-la-Défense France

February 14, 2006 (except for Note 38 for which the date is May 22, 2006)

France Telecom consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except share data)
	Note	Year ended December 31, 2005	Year ended December 31, 2004
Net revenues	3-5	49,038	46,158
External purchases	3-6	(20,149)	(17,870)
Other operating income	3-6	411	561
Other operating expense	3-6	(2,122)	(2,076)
Labour expenses:
- Wages and employee benefit expenses	3-6	(8,762)	(8,850)

Gross operating margin		18,416	17,923

- Employee profit-sharing	3-6	(382)	(280)
- Share-based compensation	3-6	(178)	(399)
Depreciation and amortization	13-14	(7,034)	(7,990)
Impairment of goodwill	7	(11)	(534)
Impairment of non-current assets	7	(568)	(179)
Gains (losses) on disposal of assets	8	1,475	922
Restructuring costs	9	(454)	(181)
Share of profits (losses) of associates	15	20	30

Operating income		11,284	9,312

Interest expense	10	(3,045)	(3,621)
Foreign exchange gains (losses)	10	(147)	144
Discounting expense	10	(164)	(148)

Finance costs, net		(3,356)	(3,625)

Income tax	11	(1,568)	(2,477)

Consolidated net income after tax		6,360	3,210

Minority interests	30	(651)	(193)

Net income attributable to equity holders of France Telecom SA		5,709	3,017

Earnings per share (in euros)

Net income attributable to equity holders of France Telecom SA
- Basic		2.28	1.23
- Diluted		2.20	1.22

France Telecom consolidated financial statements

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)
	Note	At December 31, 2005	At December 31, 2004
ASSETS
Goodwill, net	12	33,726	27,589
Other intangible assets, net	13	18,865	15,632
Property, plant and equipment, net	14	28,570	26,502
Interests in associates	15	321	370
Assets available for sale	16	263	615
Other non-current financial assets and derivatives	17	1,506	4,285
Deferred tax assets	11	11,020	9,469

Total non-current assets		94,271	84,462

Inventories, net		854	644
Trade receivables, net	18	7,121	6,589
Other current assets	18	1,917	2,785
Current tax assets	11	313	88
Prepaid expenses	18	572	660
Other current financial assets and derivatives	17	205	312
Cash and cash equivalents	19	4,097	3,153

Total current assets		15,079	14,231
TOTAL ASSETS		109,350	98,693
EQUITY AND LIABILITIES
Share capital		10,412	9,869
Additional paid-in capital		15,131	12,675
Retained earnings (deficit)		(8,325)	(11,673)
Net income for the year		5,709	3,017
Translation adjustment		1,933	563

Equity attributable to equity holders of France Telecom SA		24,860	14,451

Minority interests		3,578	3,232

Total equity	30	28,438	17,683

Exchangeable or convertible bonds (non-current)	19	34,218	34,222
Other non-current financial debt and derivatives	19	8,418	8,571
Non-current employee benefits	26	679	628
Other non-current provisions	28	2,645	3,249
Other non-current liabilities	29	1,231	1,339
Deferred tax liabilities	11	3,720	1,978

Total non-current liabilities		50,911	49,987

Exchangeable or convertible bonds, and other current financial debt and derivatives	19	9,193	11,480
Accrued interest payables	19	1,396	1,172
Current employee benefits	26	1,763	1,982
Current provisions	28	1,847	1,943
Trade payables		9,518	7,757
Other current liabilities	29	2,192	2,688
Current tax payables	11	337	431
Deferred income	29	3,755	3,570

Total current liabilities		30,001	31,023
TOTAL EQUITY AND LIABILITIES		109,350	98,693

France Telecom consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)			Attributable to equity holders of France Telecom SA
	Note	Number of shares in issue	Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Translation adjustments	Total	Minority interests	Total equity
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004		2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gains (losses)									548	548	254	802
Gains (losses) on financial assets available for sale					(26)					(26)	(2)	(28)
Gains (losses) on cash flow hedges taken to equity						(13)				(13)	8	(5)
Deferred tax on items recognized directly in equity							15			15	(1)	14

Total income and expense recognized directly in equity (A)					(26)	(13)	15		548	524	259	783

Net income for the year (B)								3,017		3,017	193	3,210

Total recognized income and expense for the year (A+B)					(26)	(13)	15	3,017	548	3,541	452	3,993

Appropriation of France Telecom SA profit				(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of FT SA)	4	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests								308		308	197	505
Dividends	30			(617)						(617)	(107)	(724)
Equity share options issued	27							40		40	19	59
Other movements		219,803	1	(10)				190	15	196	(465)	(269)

Balance at December 31, 2004		2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

Unrealized foreign exchange gains (losses)									1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)					(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)				(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47			47	1	48

Total income and expense recognized directly in equity (A)					(1)	(39)	47		1,380	1,387	191	1,578

Net income for the year (B)								5,709		5,709	651	6,360

Total recognized income and expense for the year (A+B)					(1)	(39)	47	5,709	1,380	7,096	842	7,938

Share capital issued in connection with the acquisition of Amena	30	133,439,454	534	2,423						2,957		2,957
Impact of Amena acquisition	4										641	641
Capital increase (stock options exercised)	27/30	2,286,917	9	31						40		40
Equity share options issued: stock options	27							46		46	3	49
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State	27							84		84	6	90
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan	27							284		284	1	285
Dividends	30							(1,184)		(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Slovensko	4							394		394	(19)	375
Impact of the purchase of minority interests in Orange Romania	4							(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities	4							7		7	(376)	(369)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)	4							83		83	386	469
Transfer of PTK-Centertel shares to TP SA	4							634		634	(634)	0
Other movements				2				(13)	(10)	(21)	25	4

Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(2,607)	1,933	24,860	3,578	28,438

France Telecom consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)
	Note	Year ended December 31, 2005	Year ended December 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		5,709	3,017

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	7,034	7,990
Impairment of non-current assets	7-13-14	568	179
Impairment of goodwill	7-12	11	534
Gain on diposals of assets	8	(1,475)	(922)
Change in other provisions		(1,265)	(1,296)
Share of profits (losses) of associates	15	(20)	(30)
Income tax	11	1,568	2,477
Interest income and expense		3,080	3,730
Minority interests	30	651	193
Foreign exchange gains and losses, net		1,059	(575)
Derivatives		(797)	329
Share-based compensation		139	342

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		(143)	15
Decrease/(increase) in trade accounts receivable		212	544
Increase/(decrease) in trade accounts payable		714	237

Change in other working capital
Decrease/(increase) in other receivables		676	(579)
Increase/(decrease) in accrued expenses and other payables		(462)	352

Dividends and interest income received		284	184
Interests paid and interest rates effects on derivatives, net		(3,358)	(3,262)
Income tax paid		(811)	(762)

Net cash provided by operating activities		13,374	12,697

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(6,142)	(5,141)
Increase/(decrease) in amounts due to fixed asset suppliers		34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	13-14	215	199

Cash paid for investment securities, net of cash acquired
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	4	–	(2,373)
Payment of Equant CVRs		–	(2,015)
Purchase of Equant shares	4	(590)	–
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	4	–	(469)
Purchase of Orange Romania shares	4	(404)	–
Acquisition of Amena	4	(6,038)	–
Purchase of Orange Slovensko shares	4	(502)	–
Cash paid for investment securities and acquired business, net of cash acquired		(69)	(66)

Proceeds from sale of other investment securities, net of cash transferred
Proceeds from sale of Pages Jaunes shares	4	440	1,443
Proceeds from sale of Orange Denmark shares	4	–	610
Proceeds from sale of STM shares	4	–	472
Proceeds from sale of Tower Participations	4	400	–
Proceeds from sale of cable activities	4	311	–
Proceeds from sale of Mobilcom shares	4	265
Proceeds from sale of other investment securities and businesses, net of cash transferred		179	190

Investments in associates	15	–	(14)
Decrease/(increase) in marketable securities and other long-term assets		224	1,640

Net cash used in investing activities		(11,677)	(5,591)

France Telecom consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)
	Note	Year ended December 31, 2005	Year ended December 31, 2004
FINANCING ACTIVITIES
Issuances
Issuance of bonds convertible, exchangeable or redeemable into shares	19	2,485	3,922
Issuance of long-term debt	19	1,647	4,061

Redemptions and repayments
Redemption of bonds convertible, exchangeable or redeemable into shares	19	(4,736)	(8,384)
Repayment of long-term debt	19	(2,281)	(4,692)
Repayment of equity portion of hybrid debt	19-30	(21)	(31)
Repayment of in-substance defeasance deposit	17-19	574	–
Repayment of Tele Invest debt		–	(1,902)
Repayment of Tele Invest II debt	22	(351)	–

Increase/(decrease) in bank overdrafts and short-term borrowings	19	(134)	607
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	17	493	(219)
Exchange rates effects on derivatives, net		77	–
Capital increase	30	2,997	–
Minority shareholders’ contributions	30	16	107
Dividends paid to minority shareholders	30	(442)	(105)
Dividends paid	30	(1,184)	(710)

Net cash used in financing activities		(860)	(7,346)

Net change in cash and cash equivalents		837	(240)
Effect of exchange rates changes on cash and cash equivalents		107	23
Cash and cash equivalents at beginning of year		3,153	3,370

Cash and cash equivalents at end of year		4,097	3,153

Supplementary disclosures: see Note 31.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1 DESCRIPTION OF BUSINESS

The France Telecom Group, including in particular its main subsidiaries Orange, Amena (the Spanish mobile operator and its subsidiaries, acquired in November 2005), TP Group (the Polish telecommunications operator TP SA and its subsidiaries), Equant and PagesJaunes Group, provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2 BASIS OF PREPARATION OF 2005 FINANCIAL DATA

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union. Comparative figures are presented for 2004 compiled using the same basis of preparation.

The principles applied to prepare financial data relating to the financial year 2005 are described in Note 2, and are based on:

-	all standards and interpretations endorsed by the European Union and applicable with effect from December 31, 2005;

-	IASs/IFRSs and related interpretations adopted for use by the European Union whose application will be compulsory after December 31, 2005 but for which the Group has opted for earlier application;

-	accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8;

-	the options and exemptions used by the Group.

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management reviews these estimates if the circumstances on which they were based evolve, or in the light of new information or experience. Consequently, estimates made at December 31, 2005 may subsequently be changed.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment in developing and applying an accounting policy that results in information that is relevant and reliable, in that the financial statements:

-	represent faithfully the Group’s financial position, financial performance and cash flows;

-	reflect the economic substance of transactions;

-	are neutral;

-	are prudent; and

-	are complete in all material respects.

The consolidated financial statements are presented in euros, and have been prepared under the responsibility of the Board of Directors of February 13, 2006.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ESTIMATES

2.1 SIGNIFICANT ACCOUNTING POLICIES

This note describes the accounting principles applied to prepare the 2005 consolidated financial statements in accordance with IFRSs endorsed by the European Commission at December 31, 2005.

2.1.1 EARLY APPLICATION OF STANDARDS, AMENDMENTS AND INTERPRETATIONS

To enhance comparability between the data for 2004 and 2005, the Group opted for early application of the following texts, with effect from January 1, 2004:

-	IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Presentation, which are applicable as from January 1, 2005;

-	IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, which is applicable with effect from January 1, 2005;

-	IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities, which is effective for accounting periods beginning after September 1, 2004;

-	IFRIC 4 – Determining Whether an Arrangement Contains a Lease. This interpretation concerning operating leases is effective for accounting periods beginning on or after January 1, 2006, though entities may opt for early application;

-	Final IAS 39 – Fair Value Option Amendment, which deals with the designation on initial recognition of a financial asset or liability at fair value through profit or loss. This amendment eliminates one of the exemptions adopted by the European Commission upon the endorsement of IAS 39. The Group has opted for early application of this amendment, which is effective from January 1, 2006.

However, France Telecom has not opted for early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

-	IFRS 7 – Financial Instruments – Disclosures, which is applicable with effect from January 1, 2007. IFRS 7 has not yet been approved by the European Commission;

-	IAS 19 Amendment to IAS 19 – Employee Benefits, applicable as from January 1, 2006;

-	IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, applicable as from January 1, 2006;

-	IFRIC 6 – Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This interpretation is effective for accounting years beginning on or after December 1, 2005.

-	IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies, applicable for financial years beginning after March 2006. The provisions of IFRIC 7 would not apply at December 31, 2005.

France Telecom Group is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on its financial statements.

The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

2.1.2 ACCOUNTING POSITIONS ADOPTED BY FRANCE TELECOM GROUP IN ACCORDANCE WITH PARAGRAPHS 10 TO 12 OF IAS 8 – ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES, AND ERRORS

The accounting positions described below are not specifically dealt with by any standards or interpretations endorsed by the European Commission.

Acquisitions of minority interests

These transactions are not addressed in any IAS or IFRS and the Group has therefore applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. Depending on the IASB’s decision (“Business Combinations” Phase II), the accounting treatment described above may be changed.

The main items of goodwill arising on acquisitions of minority interests in 2005 concern Equant (€214 million), Orange Romania (€272 million), Orange Slovensko (€375 million) and Orange Dominicana (€24 million).

Commitments to purchase minority interests (put options)

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense. Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from the conditional put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the findings of the IFRIC and IASB, the accounting treatment described above may be changed.

Conditional put options granted to minority shareholders amounted to € 73 million at December 31, 2005 and €547 million at December 31, 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €45 million at December 31, 2005 (€422 million at December 31, 2004).

Transfers of consolidated shares with the Group resulting in changes in ownership interest

In the absences of specific quidance in IASs/IFRS, the Group applied and accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the account of the acquiring entities. The minority interests are adjusted to reflect the change in their share in the equity with the corresponding and opposite effect on the Group retained earnings, resulting in no impact on the profit and floss nor the shareholders’ equity.

Loyalty programs

IASs/IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations.

The IFRIC is currently examining the accounting treatment of these programs under IAS/IFRS. The liability recognized for these programs amounts to €360 million at December 31, 2005 (€383 million at December 31, 2004).

Employee share offer

The Group considers that the grant date for the employee share offer corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets this announcement date as being the grant date defined in IFRS 2 – Share-based Payment. The expense recognized for employee share offers in the 2005 financial statements amounts to €120 million (€263 million in 2004). If the grant date were the end of the subscription period, a further €2 million would have been expensed in 2005 (€177 million in 2004), mainly reflecting the change in the share price between the announcement date and the end of the subscription period.

Individual rights to training for employees (Droit Individuel à la Formation – DIF)

In accordance with Opinion 2004-F issued on October 13, 2004 by the CNC’s Comité d’urgence (Emerging Accounting Issues Committee) concerning statutory training rights, any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is to be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed by employees.

In the limited number of cases (request for training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.1.3 OPTIONS AVAILABLE UNDER IASS/IFRSS AND USED BY FRANCE TELECOM GROUP

Certain IASs/IFRSs offer alternative methods of measuring and recognizing assets and liabilities. In this respect, the Group has chosen:

-	to continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories;

-	to measure property, plant and equipment using historical cost as deemed cost instead of remeasuring fair value at each closing, in accordance with IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets;

-	not to capitalize interest expense incurred during the construction and acquisition period of property, plant and equipment, as provided for under IAS 23 – Borrowing Costs;

-	to recognize actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan, in accordance with IAS 19 – Employee Benefits;

-	to continue to consolidate jointly-controlled companies using the proportional method, as provided for in IAS 31 – Interests in Joint Ventures.

Under IFRS 1 – First-time Adoption of International Financial Reporting Standards, certain exemptions are available regarding the retrospective application of IASs/IFRSs at the transition date (January 1, 2004 for the France Telecom Group). Accordingly, in order to prepare its opening balance sheet, the Group chose:

-	not to apply IFRS 3 dealing with business combinations prior to the transition date; IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment;

-	to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996;

-	to recognize in equity all actuarial gains and losses existing at the transition date;

-	to transfer cumulative translation differences for all foreign operations to retained earnings at January 1, 2004. This adjustment has no impact on opening equity. The cumulative translation adjustment is therefore equal to zero at that date. The gain or loss on a subsequent disposal does not include translation differences that arose before the date of transition to IFRS (January 1, 2004);

-	to change the classification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or available-for-sale investments;

-	to retrospectively apply the provisions of IFRS 2 – Share-based Payment to equity-settled and cash-settled plans. All plans, including those implemented prior to November 7, 2002, are therefore accounted for in accordance with IFRS 2. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model;

-	lastly, the Group has prospectively applied with effect from January 1, 2004 the amendment to IAS 39 concerning fair value accounting for financial assets and liabilities on initial recognition in the absence of an active market.

France Telecom is not affected by the exemption regarding hybrid financial instruments as the liability component of its perpetual bonds redeemable for shares (TDIRAs) was not extinguished at the date of transition to IFRS.

The Group is not concerned by the provisions of IFRS 4 – Insurance Contracts at the transition date.

2.1.4 PRESENTATION OF THE FINANCIAL STATEMENTS

As allowed under IAS 1 – Presentation of Financial Statements, expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortization and impairment losses.

Under IFRS, operating income corresponds to net profit before:

-	financial income;

-	finance costs;

-	income taxes (current and deferred taxes);

-	profits and losses of discontinued operations and operations held for sale.

Gross operating margin, a sub-total calculated by France Telecom in accordance with paragraph 83 of IAS 8, corresponds to operating income before:

-	employee profit-sharing;

-	share-based compensation;

-	depreciation and amortization expense;

-	impairment of goodwill and other non-current assets;

-	gains and losses on disposal of assets;

-	restructuring costs;

-	share of profits (losses) of associates;

-	impairment of goodwill on associates.

In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

2.1.5 EARNINGS PER SHARE

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding at year-end. These include stock options backed by a liquidity contract set up by the Group in favor of Orange option holders, and Wanadoo stock options. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.1.6 CONSOLIDATION RULES

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or when one of the following four criteria is met:

-	power over more than one half of the voting rights of the other entity by virtue of an agreement;

-	power to govern the financial and operating policies of the other entity under a statute or agreement;

-	power to appoint or remove the majority of the members of the board of directors or equivalent governing body of the other entity;

-	power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the other entity.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the balance sheet date.

Material intercompany transactions and balances are eliminated in consolidation.

2.1.7 EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into France Telecom’s presentation currency (euros) as follows:

-	assets and liabilities are translated at the year-end rate;

-	items in the statement of income are translated at the average rate for the year;

-	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

Hyperinflationary economies

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are adjusted for the effects of inflation prior to translation into euros as follows:

-	non-monetary balance sheet, statement of income and cash flow items are adjusted for inflation based on the change in a general price index from the date of acquisition to the balance sheet date;

-	the exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognized in the income statement under exchange gains and losses;

-	the differences resulting from the application of the index of prices in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries previously adjusted for inflation as described above are subsequently translated into euros as follows:

-	assets, liabilities, statement of income and cash flow items are translated at the year-end rate;

-	the translation gains and losses resulting from the use of the year-end exchange rate to translate assets and liabilities presented in the opening balance sheet are recorded as a separate component of shareholders’ equity.

Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 – The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

-	in operating income for commercial transactions;

-	in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 2.1.16. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

-	in operating income for fair value hedges of commercial transactions;

-	In financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

2.1.8 NET REVENUES

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 – Revenue:

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 – Determining Whether an Arrangement Contains a Lease, equipment for which a right of use is granted in analyzed in accordance with IAS 17 – Leases.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit. Deferred tax is recognized on restatements of finance leases.

Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use – IRU) are recognized on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special numbers for Internet dial-up) are recognized gross, or net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognized gross, or net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Revenues from Internet advertising and from the sale of advertising space in online directories are recognized over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognized when the directory is published.

Separable components of packaged and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (e.g. mobile handset) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Complex contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancelable period.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service (volume-based incentives).

Two types of loyalty program exist, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Group with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value. Accordingly:

-	cooperative advertising agreements with certain suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

-	call terminations from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004, have been treated as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls. Since 2005, these call terminations have been invoiced.

2.1.9 SUBSCRIBER ACQUISITION COSTS, ADVERTISING AND RELATED COSTS

Subscriber acquisition and retention costs, other than loyalty program costs (see Note 2.1.8), are recognized as an expense for the period in which they are incurred.

Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred.

2.1.10 BORROWING COSTS

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.1.11 SHARE ISSUANCE COSTS

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other costs are expensed as incurred.

2.1.12 GOODWILL

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Where full control is not acquired, the assets and liabilities acquired are not remeasured.

Impairment tests and Cash Generating Units

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed either at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated (a Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets); or at the level of a group of CGUs within a business or geographical segment that represent the lowest level at which management monitors return on investment of these acquisitions.

France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment.

Recoverable amount

To determine whether goodwill has been impaired, the carrying value of the assets and liabilities of the CGU (or group of CGUs) is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows:

-	cash flow projections are based on the five-year business plan;

-	cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next two years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

-	the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined based on the best estimate of the fair value less costs to sell.

2.1.13 INTANGIBLE ASSETS

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

Trademarks

Trademarks have an indefinite useful life and are not amortized, but are tested for impairment (see Note 2.1.15). Finite-lived trademarks are amortized over their expected useful lives.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between three and seven years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognized as an intangible asset when the following can be demonstrated:

-	the intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose;

-	how the intangible asset will generate probable future economic benefits for the Group;

-	the Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortized on a straight-line basis over the expected life, not to exceed five years.

Other development costs

Website development costs are capitalized when all of the following conditions are met:

-	it is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it;

-	the website will generate future economic benefits;

-	the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Website development costs are expensed as incurred or recognized as an intangible asset depending on the phase:

-	initial design costs are expensed as incurred;

-	qualifying development and graphic design costs are recognized as an intangible asset;

-	expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and if it can be reliably estimated and attributed to the website.

2.1.14 PROPERTY, PLANT AND EQUIPMENT

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

-	the lease transfers ownership of the asset to the lessee by the end of the lease term;

-	the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

-	the lease term is for the major part of the estimated economic life of the leased asset;

-	at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Items of property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively (see Note 2.2).

2.1.15 IMPAIRMENT OF NON-CURRENT ASSETS OTHER THAN GOODWILL

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

Each group of assets (Cash Generating Unit) is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

2.1.16 FINANCIAL ASSETS AND LIABILITIES

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

When there is objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken to income.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets at fair value through profit or loss

Assets at fair value through profit or loss are assets held for trading that the Group acquired principally for the purpose of selling them in the near term in order to realize a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets at fair value through profit or loss, consisting mainly of mutual fund units, are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of highly-liquid instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment.

Measurement and recognition of financial liabilities

Financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares, Amena’s credit lines, and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract is treated as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

-	A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest rate and currency risks – and could affect profit or loss.

-	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

-	at the inception of the hedge, there is formal designation and documentation of the hedging relationship;

-	at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

-	for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value;

-	for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

2.1.17 INVENTORIES

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.1.18 DEFERRED TAXES

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognized in business combinations (trademarks, subscriber bases, etc.).

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

-	the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

-	it is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognized for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

2.1.19 COMMITMENTS TO PURCHASE MINORITY INTERESTS (PUT OPTIONS)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in total equity.

Pursuant to IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized at fair value as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each year-end and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

2.1.20 PROVISIONS

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities – corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or to present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability – are disclosed in the notes to the financial statements.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. In accordance with paragraphs 36 and 37 of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, the provision was based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

2.1.21 PENSIONS AND SIMILAR BENEFITS

These benefits are offered under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

Post-employment benefits

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Civil servants’ pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other similar benefits

Under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses subsequent to retirement. The amount of these payments depends on their years of service and end-of-career salary.

Benefits other than pensions

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Termination benefits

Early retirement plan in France

France Telecom has set up an early retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Telecom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. Participants also receive a lump-sum payment which is equal to one year’s salary if they take early retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

2.1.22 SHARE-BASED COMPENSATION

In accordance with IFRS 2 – Share-based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Employee share offers

Following the sale by the State of a portion of France Telecom’s capital, shares were offered to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group considers that the grant date of this employee share offer corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE ).

Shares granted to employees were valued by the Group at fair value at the grant date. As no vesting period applies, the amount was recorded immediately in labour expenses, with an adjustment to equity.

Other share-based payments

The cost of the employee share offer corresponds to the fair value of the rights to shares at the grant date. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in labour expenses on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

2.1.23 TREASURY SHARES

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

2.2 CHANGES IN ESTIMATES

Useful life

Property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

As described in Note 2.1.14, useful lives of assets are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively, in accordance with IAS 8, and the depreciation charge for the current year and future accounting periods is adjusted accordingly. The main impacts of this analysis carried out within Group companies in 2005 are described below.

Home Communication Services

France

The useful lives of assets belonging to entities in the Home segment were revised in light of France Telecom’s highly successful broadband network service offering, and the lack of any genuine alternative technologies that have emerged to support these services. This led to a reduction in the depreciation expense for 2005.

	Useful life in 2004	Useful life in 2005	Impact on depreciation
(in € millions)			December 31, 2005
Civil works	20 years	30 years	194
Cables and local loop equipment	15 years	20 years	82
Telegraph poles	15 years	28 years	13
Other	–	–	(7)

Total	–	–	282

The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

Poland

As a result of work carried out in Poland, a greater number of components were identified for local loop assets and transmission/switching equipment. The impact of these newly identified components and the corresponding revised useful lives amounts to €51 million at December 31, 2005 and mainly concerns public infrastructure and cables. The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

Personal Communication Services

The analysis carried out in this segment concerns mainly public infrastructure and pylons belonging to entities which previously formed part of Orange, leading to a decrease of €55 million in the depreciation expense for 2005.

The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

NOTE 3 - RESTATED SEGMENT INFORMATION

Following the changes in the Group’s management structure, effective as from January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below the 2004 information has been adjusted to reflect the new organization applicable in 2005.

The Group’s four reportable business segments are now:

-	Personal Communication Services, covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the rest of the world. This segment includes the entire Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group (with its subsidiary PTK Centertel) and that of other international companies in the Group.

-	Home Communication Services, covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution and from the support functions provided to other segments of France Telecom Group. This item corresponds to the activities previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (other than services to businesses in France) and in the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group.

-	Enterprise Communication Services, covering corporate communications services in France and worldwide services to enterprises. This segment covers the services to enterprises in France previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant).

-	Directories, corresponding to the activities of the PagesJaunes group.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin.

Segment results correspond to operating income, excluding gains and losses on disposals of assets and the share of the profits or losses of associates not directly related to the segment concerned.

The Group has six geographic segments, including the four main geographic markets (France, the United Kingdom, Poland and Spain), Other European countries and the Rest of the world.

3.1 ANALYSIS BY BUSINESS SEGMENT

3.1.1 MAIN OPERATING INDICATORS PER SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2005

Income statement for the year ended December 31, 2005:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Net revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
- External	22,576	17,986	7,428	1,048	–	49,038
- Inter-segment	959	4,548	357	13	(5,877)	–

Gross operating margin	8,471	7,538	1,949	463	(5)	18,416
Employee profit-sharing	(75)	(253)	(21)	(33)	–	(382)
Share-based compensation	(45)	(92)	(21)	(20)	–	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	–	(11)	–	–	–	(11)
Impairment of non-current assets	(363)	(14)	(191)	–	–	(568)
Gains (losses) on disposal of assets	–	–	–	–	1,475	1,475
Restructuring costs	(1)	(380)	(73)	–	–	(454)
Share of profits (losses) of associates	(15)	35	–	–	–	20
Operating income						11,284
- Allocated by segment	4,536	3,707	1,166	400		9,809
- Not allocable					1,475	1,475
Interest expense	–	–	–	–	(3,045)	(3,045)
Foreign exchange gains (losses)	–	–	–	–	(147)	(147)
Discounting expense	–	–	–	–	(164)	(164)
Income tax	–	–	–	–	(1,568)	(1,568)
Net income before minority interests						6,360

Non-cash income and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	(25)		(6,453)

Investments in property, plant and equipment and intangible assets
- UMTS and GSM licenses	97	–	–	–	–	97
- excluding UMTS and GSM licenses	3,130	2,537	370	12	(4)	6,045
- financed through finance leases	2	–	1	–	–	3
Total investments	3,229	2,537	371	12	(4)	6,145

Balance sheet at December 31, 2005:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Goodwill, net	27,276	5,958	255	237	–	33,726
Other intangible assets, net	17,023	1,614	218	10	–	18,865
Property, plant and equipment, net	12,055	15,775	722	18	–	28,570
Interests in associates	306	15	–	–	–	321
Non-segment non-current assets	–	–	–	–	12,789	12,789
Non-current assets						94,271

Inventories, net	538	267	44	5	–	854
Trade receivables, net(1)	3,627	4,603	984	473	(2,566)	7,121
Other current assets	779	961	226	40	(89)	1,917
Prepaid expenses	250	293	53	56	(80)	572
Non-segment current assets	–	–	–	–	4,615	4,615
Current assets						15,079

Total assets						109,350
- o/w segment assets	61,854	29,486	2,502	839	(2,735)	91,946
- o/w non-segment assets	–	–	–	–	17,404	17,404

Equity						28,438

Non-current employee benefits	35	531	88	25	–	679
Other non-current provisions	352	2,175	110	8	–	2,645
Other non-current liabilities	306	918	7	2	(2)	1,231
Non-segment non-current liabilities	–	–	–	–	46,356	46,356
Non-current liabilities						50,911

Current provisions	251	1,530	65	1	–	1,847
Current employee benefits	329	1,079	267	88	–	1,763
Trade payables	6,376	4,672	925	124	(2,579)	9,518
Other current liabilities	795	1,183	190	101	(77)	2,192
Deferred income	1,537	1,472	233	592	(79)	3,755
Non-segment current liabilities	–	–	–	–	10,926	10,926

Current liabilities						30,001

Total equity and liabilities						109,350
- o/w segment liabilities	9,981	13,560	1,884	941	(2,737)	23,630
- o/w non-segment liabilities	–	–	–	–	85,720	85,720

(1)	Some trade receivables generated by the Enterprise segment are included in the Home segment, which is responsible for their collection. Their reallocation would amount to approximately €350 million.

3.1.2 MAIN OPERATING INDICATORS PER SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2004:

Income statement for the year ended December 31, 2004:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Net revenues	20,564	22,440	8,235	978	(6,059)	46,158
- External	19,521	17,814	7,858	965	–	46,158
- Inter-segment	1,043	4,626	377	13	(6,059)	–

Gross operating margin	8,076	7,401	2,039	407	–	17,923
Employee profit-sharing	(72)	(156)	(22)	(30)	–	(280)
Share-based compensation	(124)	(212)	(38)	(25)	–	(399)
Depreciation and amortization	(3,388)	(3,935)	(657)	(10)	–	(7,990)
Impairment of goodwill	–	–	(534)	–	–	(534)
Impairment of non-current assets	(5)	10	(184)	–	–	(179)
Gains (losses) on disposal of assets	–	–	–	–	922	922
Restructuring costs	(15)	(134)	(32)	–	–	(181)
Share of profits (losses) of associates	–	17	12	1	–	30
Operating income						9,312
- Allocated by segment	4,472	2,991	584	343	–	8,390
- Not allocable	–	–	–	–	922	922
Interest expense	–	–	–	–	(3,621)	(3,621)
Foreign exchange gains (losses)	–	–	–	–	144	144
Discounting expense	–	–	–	–	(148)	(148)
Income tax	–	–	–	–	(2,477)	(2,477)
Net income before minority interests						3,210

Non-cash income and expense items included in operating income allocated by business segment	(3,328)	(2,917)	(1,306)	(27)	–	(7,578)

Investments in property, plant and equipment and intangible assets
- UMTS and GSM licenses	7	–	–	–	–	7
- excluding UMTS and GSM licenses	2,695	2,051	388	8	(8)	5,134
- financed through finance leases	24	–	–	–	–	24
Total investments	2,726	2,051	388	8	(8)	5,165

Balance sheet at December 31, 2004:

At December 31, 2004 (in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Goodwill, net	21,587	5,740	32	230	–	27,589
Other intangible assets, net	13,831	1,337	457	7	–	15,632
Property, plant and equipment, net	9,495	16,181	809	17	–	26,502
Interests in associates	–	262	93	15	–	370
Non-segment non-current assets	–	–	–	–	14,369	14,369
Non-current assets						84,462

Inventories, net	386	227	19	12	–	644
Trade receivables, net (1)	2,835	4,729	1,075	431	(2,481)	6,589
Other current assets	1,012	1,488	251	44	(10)	2,785
Prepaid expenses	215	383	67	40	(45)	660
Non-segment current assets	–	–	–	–	3,553	3,553
Current assets						14,231

Total assets						98,693
- o/w segment assets	49,361	30,347	2,803	796	(2,536)	80,771
- o/w non-segment assets	–	–	–	–	17,922	17,922

Equity						17,683

Non-current employee benefits	13	519	74	22	–	628
Other non-current provisions	215	2,869	157	8	–	3,249
Other non-current liabilities	250	1,089	–	–	–	1,339
Non-segment non-current liabilities	–	–	–	–	44,771	44,771
Non-current liabilities						49,987

Current provisions	164	1,749	30	–	–	1,943
Current employee benefits	600	1,034	266	82	–	1,982
Trade payables	4,550	4,536	993	107	(2,429)	7,757
Other current liabilities	999	1,473	212	91	(87)	2,688
Deferred income	1,249	1,487	319	535	(20)	3,570
Non-segment current liabilities	–	–	–	–	13,083	13,083
Current liabilities						31,023

Total equity and liabilities						98,693
- o/w segment liabilities	8,040	14,756	2,051	845	(2,536)	23,156
- o/w non-segment liabilities	–	–	–	–	75,537	75,537

(1)	Some trade receivables generated by the Enterprise segment are included in the Home segment, which is responsible for their collection. Their reallocation would amount to approximately €600 million.

3.2 ANALYSIS BY GEOGRAPHIC SEGMENT

3.2.1 REVENUE CONTRIBUTION

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France	28,455	27,365
United Kingdom	6,209	6,097
Poland	4,543	4,082
Spain(1)	1,228	607
Other European countries	4,553	4,314
Rest of the world(2)	4,050	3,693
Group total	49,038	46,158
(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant group companies.

3.2.2 INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (INCLUDING FINANCE LEASES)

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France	2,972	2,673
United Kingdom	622	589
Poland	758	699
Spain(1)	281	110
Other European countries	799	625
Rest of the world(2)	713	469
Group total	6,145	5,165

(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant group companies.

3.2.2 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET (EXCLUDING GOODWILL)

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France	15,503	15,892
United Kingdom	13,215	13,524
Poland	7,157	7,112
Spain(1)	5,510	352
Other European countries	3,484	3,393
Rest of the world(2)	2,566	1,861
Group total	47,435	42,134
(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant group companies.

NOTE 4 - MAIN ACQUISITIONS AND DISPOSALS, AND OTHER CHANGES IN THE SCOPE OF CONSOLIDATION

YEAR ENDED DECEMBER 31, 2005

Main acquisitions

■	Increased stake in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko (representing 12,197,012 shares) from a group of minority stakeholders for a total cash consideration of USD 628 million (€502 million). This transaction raised the Group’s total stake in the company from 63.9% to 100.0%. Goodwill relating to this transaction amounted to €375 million. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 in an amount of €500 million (see Note 19). On November 9, 2005, this liability was reversed to reflect the cash paid out.

■	Acquisition of Amena shares

Details of the transaction

According to the terms of an agreement signed July 29, 2005 with the shareholders of Auna, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares on November 8, 2005 for a total cash consideration of €6.4 billion. As a result of the acquisition, France Telecom now holds 79.4% of Auna shares. Auna has a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document. Goodwill relating to this transaction amounted to €4,454 million.

Auna and Retevision Movil SA are fully consolidated from the acquisition date. Their measurement and presentation principles applied in accounting for these companies have been harmonized with those of France Telecom.

Cost and purchase price allocation

The Group has identified the assets and liabilities acquired in order to determine how Auna’s purchase price should be allocated. The main items are as follows:

(in millions of euros)
Cash paid out for the acquisition	6,342

Direct costs attributable to the acquisition	87

Purchase price consideration(1)	6,429

Liabilities assumed (price guarantee given, see below)	258

Total acquisition cost	6,687

- Allocation
Assets acquired, net(2)	(638)
Trademark	(360)
Licenses	(568)
Existing subscriber base	(2,230)
Deferred tax liabilities	1,105
Attributable to minority interests on remeasurement	458

Goodwill	4,454
(1)	Of which €60 million in charges were outstanding at December 31, 2005.
(2)	Of which 79.4% was allocated to Auna, and 77.7% to Amena.

The trademark was measured according to the royalty savings methodology, which takes the present value of fees that would have been paid to a third party for use of the trademark had the Group not owned it.

The licenses were measured globally according to the Greenfield method, using the present value of future cash flows for a new entrant onto a new market.

The existing subscriber base was measured by taking the future cash flow generated by existing customers at the acquisition date.

The preliminary allocation of the acquisition price was determined according to Amena’s situation on November 8, 2005. Any changes in value, including price adjustments, will be taken into account over the allocation period (12 months from the transaction date).

Breakdown of net assets acquired:

(in millions of euros)	Historical cost at November 8, 2005	Fair value at November 8, 2005
Intangible assets, net	411	3,569
Property, plant and equipment, net	1,870	1,870
Deferred tax assets, net	1,868	1,868
Other non-current assets	13	13

Total non-current assets	4,162	7,320

Inventories, net	47	47
Trade receivables	390	390
Cash and cash equivalents	331	331
Other current assets	96	96

Total current assets	864	864

Other non-current financial debt and derivatives	(2,632)	(2,632)
Deferred tax liabilities	–	(1,105)
Other non-current liabilities	(200)	(200)

Total non-current liabilities	(2,832)	(3,937)

Other current financial debt and derivatives	(267)	(267)
Provisions	(34)	(34)
Trade payables	(939)	(939)
Other current liabilities	(133)	(133)

Total current liabilities	(1,373)	(1,373)

Net assets fully acquired	821	2,874
Assets and liabilities attributable to minority interests	(183)	(641)
Net assets acquired attributable to equity holders of France Telecom SA	638	2,233

Price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of almost 80% of the share capital of Auna Operadores de Telecomunicaciones SA, which owns 97.9% of Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom.

At the end of three year period, and for an initial period of one month, the minority shareholders may approach France Telecom in order to determine whether it would be interested in buying their shares, in which case discussions could begin.

After this one-month period, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they received from a third party a “Bona Fide Offer”, defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the “Bona Fide Offer”, the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

In the event that France Telecom chooses not to exercise its preemption right, it has undertaken to indemnify the minority shareholders for the difference, if negative between the price of the “Bona Fide Offer” and 90% of the price of each Auna share acquired by France Telecom, plus capitalized annual interest of 4.5% (the “Guaranteed Price”). This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at the acquisition date in an amount of €258 million.

After the six-month period during which the minority shareholders are entitled to sell their shares, said shareholders may ask for their shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

As from three years and seven months after November 8, 2005 and the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares; and (ii) the Guaranteed Price.

Other information

Revenue and net income for the financial year 2005, including Amena for the full year, would have been €51,715 million and €6,369 million, respectively.

Amena’s net income is included within that of France Telecom as from the acquisition date, and amounts to €(243) million, of which €(224) million corresponds to the impairment loss taken on the Amena trademark, net of the deferred tax effect (see Note 7).

In 2006, France Telecom plans to merge Auna, Retevision Movil SA and France Telecom España, which operates the Group’s fixed telephony and internet business in Spain under the Wanadoo banner.

■	Increased stake in Orange Dominicana

On September 8, 2005, France Telecom acquired 14.0% of Orange Dominicana (representing 2,454,019 shares) from a minority shareholder for a cash consideration of USD 37.7 million (€30.3 million), raising the Group’s total stake in the company from 86.0% to 100.0%. Goodwill relating to this transaction amounted to €24 million. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 in an amount of €19 million (see Notes 19 and 32). On September 8, 2005, this liability was reversed to reflect the cash paid out.

■	Increased stake in Wirtualna Polska

On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska, representing 873,485 shares (see Note 33), for a cash consideration of PLN 221 million (€54.7 million), raising its interest in the company from 80.5% to 100%. At December 31, 2005, goodwill relating to this transaction amounted to €22 million (see Note 7).

■	Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired 23.5% of Orange Romania (representing 220,390,775 shares) from a group of minority shareholders for a cash consideration of USD 527.5 million (€404.2 million), raising the Group’s total stake in the company from 73.3% to 96.8%. Goodwill relating to this transaction amounted to €272 million.

■	Acquisition of all of Equant’s assets and liabilities

On February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant NV for the acquisition by France Telecom of all the assets and liabilities of Equant that it did not already own. Equant is France Telecom’s 54.1%-owned subsidiary specialized in global communications services for businesses. The agreement’s final terms were approved by France Telecom’s Board of Directors on February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for Equant NV’s minority shareholders. At this meeting, the legal counsel, comprising one Dutch and one French legal expert, presented its preliminary report. This report confirmed, after completion of the requisite due diligence, that the transaction was in compliance with corporate governance rules, applicable regulations (particularly stock market regulations) and the corporate interests of France Telecom and Equant NV.

Equant NV’s shareholders approved the transaction during their extraordinary general meeting of May 24, 2005. The assets were transferred on May 25, 2005 for a total amount of €578 million, and Equant NV was wound up on December 31, 2005. The proceeds of the sale were paid to Equant NV shareholders on May 25, 2005 on the basis of €4.30 per Equant share.

An amount of €12 million in acquisition-related costs was capitalized. Goodwill relating to the assets acquired amounted to €214 million.

Other changes in the scope of consolidation

■	Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom. The exchange was realized through a share issue reserved for France Telecom. Following this operation, France Telecom held 23.7% of Sonaecom’s capital (70,276,868 shares), representing €250 million based on the share price at the transaction date (see Note 15). At December 31, 2005, the net gain on disposal before tax was €113 million (see Notes 8 and 31). France Telecom’s interest in Sonaecom is consolidated by the equity method.

This operation led to the cancellation of the conditional commitments concerning Clix signed by France Telecom and Sonae, a shareholder in Sonaecom. New agreements between France Telecom and Sonae have been signed (see Note 32).

■	Sonatel

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel was fully consolidated with effect from July 1, 2005. France Telecom’s interest in Sonatel was previously consolidated according to the proportional method. The remeasurement of the assets and liabilities of Sonatel and its subsidiaries led to the recognition of €288 million in existing subscriber bases in France Telecom’s consolidated financial statements, and the corresponding deferred tax liability of €79 million, which had a net impact on equity of €209 million (see Note 13). After taking account of minority interests, full consolidation of Sonatel has a positive impact on equity of €469 million, including €83 million on equity attributable to equity holders of the Group.

■	Tele Invest II

On January 17, 2005, France Telecom acquired 3.57% of the shares of TP SA, which were previously held by Tele Invest II. The price paid by France Telecom to Tele Invest II was €351 million, enabling Tele Invest to fully pay down its €349 million debt (see Note 22). Tele Invest II shares were deconsolidated following this operation.

Main disposals

■	Internal transfer of PTK-Centertel shares to TP SA

On November 4, 2005, TP SA acquired 34% of PTK-Centertel from FT Mobiles International, a wholly-owned subsidiary of France Telecom, for a cash consideration of PLN 4.88 billion. As a result of this transaction, TP SA owns 100% of its mobile subsidiary PTK-Centertel and France Telecom’s shareholding in PTK-Centertel decreased from 65.3% as of December 31, 2004 to 47.5% as of December 31, 2005. This transaction is a transfer of consolidated shares within the France Telecom Group. As IAS/IFRS do not specifically address such transaction, the Group develop an applied an accounting policy as described in note 2.1.2. The shares of PTK-Centertel acquired by TP SA were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP SA. As the minority interest were adjusted to reflect the change in their share in the equity of TP SA and PTK-Centertel with a corresponding opposite effect on the Group retained earnings, the profit and loss and the shareholders’ equity remain unchanged.

■	Delivery of STMicroelectronics shares

Following its August 6, 2002 issue of bonds exchangeable for STMicroelectronics NV shares, France Telecom redeemed all of the remaining bonds in circulation on the maturity date (August 6, 2005) by delivering on August 11, 2005, STMicroelectronics shares on the basis of 1.25 STMicroelectronics share per bond, in accordance with the conditions attached to the bonds. At December 31, 2005, the net gain on disposal before tax was €162 million (see Notes 8, 15, 21, 31 and 32). France Telecom no longer holds any STMicroelectronics shares.

■	Sale of Mobilcom shares

On May 2, 2005, France Telecom announced the sale of its 27.3% interest in Mobilcom AG to Texas Pacific Group (TPG), a US investment fund, for a total consideration of €265 million. France Telecom continues to own 1% of MobilCom. At December 31, 2005, the net gain on disposal before tax was €265 million (see Notes 8, 15, 16 and 33).

■	Sale of cable activities

Further to their announcement of December 22, 2004, France Telecom, the Canal+ group and TDF sold their cable network activities to the Ypso consortium, controlled by the fund manager Cinven and 10%-owned by cable operator Altice, on March 31, 2005. At December 31, 2005, the net gain from this sale before tax amounted to €18 million (see Notes 4 and 32).

Within the scope of this transaction, France Telecom sold to the Ypso group its France Telecom Câble subsidiary, as well as the cable networks that it owned and that were operated by France Telecom Câble or NC Numéricâble, a subsidiary of the Canal+ group. The total consideration for the sale amounted to €348 million. France Telecom and the Canal+ group each hold 20% of Ypso, representing an immaterial amount. France Telecom’s interest in Ypso is subject to put and call options (see Note 32). The operation is shown on the consolidated statement of cash flows net of a shareholder’s loan amounting to €37 million granted by France Telecom to Ypso Holding. This shareholder’s loan was paid down in full in December 2005 when Ypso arranged refinancing, enabling France Telecom to cash in €76 million. In January 2006, France Telecom sold its interest in Ypso and consequently, all options were cancelled (see Note 35).

Under the terms of this transaction, France Telecom agreed not to distribute audiovisual programs via cable networks in France (excluding ADSL in particular) for a period of two years.

■	Sale of 8% of the capital of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital, of PagesJaunes to institutional investors through an accelerated placement for a price of €440.5 million, as a result of which its interest in PagesJaunes group was reduced to 54%. At December 31, 2005, the net gain on disposal before tax was €386 million (see Note 8).

■	Sale of Tower Participations

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million. At December 31, 2005, the net gain on disposal before tax was €377 million (see Notes 8, 15 and 32).

■	Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. Pursuant to this transaction, France Telecom sold the entirety of its stake in Intelsat (5.4%) for a consideration of USD 164 million. The net gain on disposal before tax was €51 million (see Notes 8 and 16).

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

■	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004, raising its interest in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 1.0% of Orange SA shares acquired by France Telecom amounted to €249 million.

■	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (offre publique mixte simplifiée d’achat et d’échange) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.9% of the outstanding shares of Wanadoo. As consideration for the shares acquired, France Telecom issued 64,796,795 new France Telecom shares – representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (Conseil des marchés financiers – CMF) published the results of the offer – and paid €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (offre publique de retrait) followed by a compulsory purchase procedure (retrait obligatoire) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

At December 31, 2004, goodwill corresponding to the additional 29.1% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,276 million.

Other changes in the scope of consolidation

■	Tele Invest

On October 12, 2004, France Telecom acquired a 10% stake less one share of TP SA, previously owned by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling Tele Invest to fully pay down its debt of the same amount. Tele Invest shares were deconsolidated following this operation.

Main disposals

■	STMicroelectronics

On March 9, 2004, France Telecom redeemed all of the bonds exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004. Subsequently, the Group indirectly carried out a block sale of the 30 million shares initially underlying these bonds on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital. The net impact on cash of this transaction for France Telecom amounted to €472 million, and the net gain on disposal before tax was €249 million (see Note 8).

At December 31, 2004 France Telecom indirectly held (via FT1CI) 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005.

■	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters – its partner in the joint venture – for USD 110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million (see Note 8).

■	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €38 million (see Note 8). Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million.

■	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco – True Corporation Public Company Limited (formerly Telecom Asia) and CP Group – on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 16).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.9%-owned subsidiary.

■	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (Autorité des marché financiers – AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.9% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €199 million (see Note 8).

■	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. The value of this investment had been written down to zero in France Telecom’s financial statements at January 1, 2004. France Telecom offered no contractual guarantees as part of the disposal agreement.

NOTE 5 - NET REVENUES

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Personal Communication Services (a)	23,535	20,564
France	9,773	8,365
United Kingdom	5,832	5,833
Poland	1,598	1,247
Spain	536	–
Other	5,991	5,290
Intra-segment eliminations	(195)	(171)

Home Communication Services (b)	22,534	22,440
France	17,718	18,002
Poland	3,141	3,011
Other	1,837	1,584
Intra-segment eliminations	(162)	(157)

Enterprise Communication Services (c)	7,785	8,235
Business Fixed line telephony in France	2,695	2,965
Business Networks in France	2,680	2,757
Other business services in France	565	600
Global services	2,317	2,346
Intra-segment eliminations	(472)	(432)

Directories (d)	1,061	978

Inter-segment eliminations (e)	(5,877)	(6,059)

Total (a) + (b) + (c) + (d) + (e)	49,038	46,158

France Telecom generates substantially all of its revenues from services.

NOTE 6 - OPERATING INCOME AND EXPENSE

6.1 LABOUR EXPENSES

Labour expenses break down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Average number of employees(1) (full time equivalents)	196,452	203,780

Wages and employee benefit expenses (a)	(8,762)	(8,850)
o/w: - Wages and salaries	(6,580)	(6,679)
- Social security charges	(2,201)	(2,388)
- Capitalized labour expenses(2)	543	505
- Other labour expenses(3)	(524)	(288)
Employee profit sharing (b)	(382)	(280)
Share-based compensation (c)	(178)	(399)
o/w: - Employee share offer	(120)	(263)
- Stock options	(58)	(136)

Total labour expenses (a) + (b) + (c)	(9,322)	(9,529)
(1)	Of whom approximately 39.7% are French civil servants at December 31, 2005.
(2)	Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.
(3)	Of which other short-term employee benefits (€318 million) and payroll taxes (€154 million).

6.2 EXTERNAL PURCHASES

External purchases can be analyzed as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Commercial expenses(1)	(6,511)	(5,724)
Other external purchases(2)	(13,638)	(12,146)

Total external purchases	(20,149)	(17,870)
(1)	Commercial expenses include purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional and sponsoring expenses for an amount of €(1,196) million at December 31, 2005, and €(1,075) million at December 31, 2004, in addition to rebranding costs.
(2)	Other external purchases include purchases from and payments to operators, overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

6.3 OTHER OPERATING INCOME

Other operating income breaks down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Total other operating income(1)	411	561
(1)	Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service , income relating to damage to lines, and penalties and reimbursements received.

6.4 OTHER OPERATING EXPENSE

Other operating expense breaks down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Taxes other than income tax(1)	(1,332)	(1,242)
Impairment losses on trade receivables	(334)	(339)
Other expenses and changes in provisions(2)	(456)	(495)

Total other operating expense	(2,122)	(2,076)
(1)	Including business tax in an amount of €(1,034) million, compared to €(1,013) million at December 31, 2004.
(2)	Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents. In 2004, this included in particular the reversal of the €121 million Mobilcom provision, and in 2005, the expense relating to the €(256) million fine imposed by the French Competition Council (Conseil de la concurrence) and the reversal of the €199 million FTM Liban provision (see Note 33).

NOTE 7 - IMPAIRMENT

The Group carries out impairment test annually, or when indicators show that assets may be impaired. This note sets out the main elements of the impairment tests carried out in 2004 and 2005.

7.1 GOODWILL

Goodwill impairment breaks down as follows:

-	at December 31, 2005: €(11) million relating to Wirtualna Polska (see Note 4);

-	at December 31, 2004: €(534) million relating to Equant (see Note 12).

7.2 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Impairment losses taken on property, plant and equipment and intangible assets net of reversals amount to:

-	at December 31, 2005: €(568) million, of which €(191) million relates to the Equant trademark and €(345) million to the Amena trademark following the decision under the NExT program to replace them with Orange trademark (see Note 13).

-	at December 31, 2004: €(179) million, including €(184) million related to Equant intangible assets and property, plant and equipment (see Notes 13 and 14).

France Telecom has 38 main Cash Generating Units (CGUs), generally corresponding to an activity in a particular country. These CGUs break down as follows by primary business segment:

-	Personal: 21

-	Home: 10

-	Enterprise: 4

-	Directories: 3

To carry out the impairment tests, goodwill acquired in a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. CGUs are combined within a business or geographic segment, as permitted under IAS 36. Combined CGUs identified by France Telecom are as follows:

-	16 Orange CGUs;

-	Amena (due to its acquisition in November 2005);

-	4 CGUs for the Enterprise segment, representing business communications services in France, and Equant’s operations;

-	4 CGUs for the Home segment in western Europe (France, UK, Netherlands and Spain);

-	1 CGU for the fixed telephony business in Cote d’Ivoire;

-	1 CGU for the fixed telephony business in Vietnam;

-	2 CGUs for fixed telephony and mobile operations in Poland;

-	2 CGUs for fixed telephony and mobile operations in Senegal;

-	2 CGUs for fixed telephony and mobile operations in Jordan;

-	2 CGUs for fixed telephony and mobile operations in Mauritius;

-	3 CGUs for the Directories business (France, Spain, Luxembourg).

France Telecom has calculated the fair value less costs to sell, and value in use of all of the above CGUs:

-	Fair values were estimated: (i) based on quoted market prices, or (ii) in the absence of an active market for the CGUs, on the basis of the best information available to reflect the amount, corresponding to the fair value less costs to sell, that the entity would receive for the CGUs. Fair value calculated in the absence of an active market on November 30, 2005 was estimated based on: (i) 2005 and 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; (ii) revenue and EBITDA multiples for comparable transactions applied in line with 2005; and (iii) the discounted present value of future cash flows over a five-year period, plus a five-year EBITDA multiple.

-	Value in use corresponds to the present value of estimated future net cash flows based on five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

The recoverable amount is then calculated at the level of the CGU groups defined above.

7.3 CASH GENERATING UNITS (CGUs)

Impairment tests for global assets are carried out based on groups of Cash Generating Units (CGUs). Global assets include goodwill, intangible assets with indefinite useful lives and assets with finite useful lives (property, plant and equipment, intangible assets with determined useful lives and net working capital).

The table below sets out data relating to the principal groups of CGUs:

(in millions of euros)	Global assets		Of which goodwill (net book value)	Of which intangible assets with an indefinite useful life(2)
Personal (excl. Poland and Amena)	41,560		22,748	4,116
Amena	8,827	(1)	4,454	–
Home – Western Europe	11,981		2,838	–
Enterprise	914		255	–
Directories	(81	)(3)	237	–
Poland	9,509		3,032	207
Other	678		162	–

Total	–	(4)	33,726	4,323
(1)	Includes €14 million in respect of the trademark, which has been treated as a finite-lived intangible asset.
(2)	Intangible assets with an indefinite useful life comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.
(3)	Negative amount related to net working capital.
(4)	Since the above items are presented for each independent CGU, the total of global assets does not reflect the consolidated financial statements of France telecom.

Amena

On account of the recent date of the transaction (November 8, 2005), the company’s fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded on Amena’s assets, except as regards the Amena trademark (see Note 7.2). The impairment loss taken on the Amena trademark results from: (i) the value of the assets from the standpoint of a market player at the time of the acquisition, without taking into account the intentions of the acquirer; and (ii) mechanisms that factor into the valuation the economic outlook regarding the use of this asset by the owner.

Key assumptions used to determine the value in use of the other main CGUs:

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar to those described above, and include:

-	market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

-	the level of investment spend, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

The main key assumptions used in the Directories segment relate to net revenue and gross operating margin trends for paper and online directories. The amounts assigned to each of the parameters reflect past experience adjusted for expected changes over the timeframe of the business plan.

CGU group	Personal (excl. Poland and Amena)	Directories	Home – Western Europe
Principal CGUs	Orange France and Orange UK	Directories France	Home – France

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:
- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	3.0%	1.7%	0.0%
- Post-tax discount rate applied(1)	8.5%	8.7%	8.0%
(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Orange France: 11.5%; Orange UK: 10.6%; Directories France: 12.5%; Home – France: 12.4%.

CGU group	Enterprise	Poland
Principal CGUs	Other Enterprise and Equant	Home	Personal

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:
- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	-1.0%(2)	-1.0%	3.0%
- Post-tax discount rate applied(1)	9.0%–10.5%	9.5%	10.5%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Other Enterprise: 15.4%; Home – Poland: 11.8%; Personal – Poland: 12.4%; Equant: 12.0%.
(2)	Regarding Equant, this rate was applied after a period of seven years.

NOTE 8 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

The main disposals are set out in Note 4.

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Sale of 8% of the capital of PagesJaunes	386	–
Sale of Tower Participations	377	–
Sale of Mobilcom shares	265	–
STMicroelectronics	162	249
Exchange of Sonaecom shares	113	–
Recognition of previous deferred gain on the sale of Eutelsat in 2003(1)	74	–
Sale of Intelsat	51	–
Sale of cable activities	18
Other disposals	30	51
Disposals of property, plant and equipment and intangible assets	43	46
Dilution impacts	4	51
PagesJaunes flotation	–	199
Sale of Radianz shares	–	73
Sale of Pramindo shares	–	57
Sale of Orange Denmark shares	–	38
Other(2)	(48)	158

Total	1,475	922
(1)	See Note 32.3.3.
(2)	This item mainly includes impairment losses on securities and receivables relating to non-consolidated companies. At December 31, 2004, this principally related to business wind-ups, of which €61 million was attributable to Telinvest.

NOTE 9 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Public service secondment costs	(52)	(25)
Early retirement plan	(182)	–
Contributions to the Works’ Committee in respect of early retirement plans	(83)	–
Restructuring plans:	(137)	(156)
o/w: - Equant	(60)	(28)
- CI Telcom	(15)	–
- France Telecom Espaňa	(4)	(26)
- TP Group	(2)	(34)
- Orange and its subsidiaries	(1)	(16)
- Others	(55)	(52)

Total	(454)	(181)

Changes in restructuring provisions are described in Note 28.

NOTE 10 - FINANCE COSTS, NET

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Financial expense, net (a)	(3,045)	(3,621)
o/w: - Cost of net financial debt(1)	(2,863)	(3,677)
- Dividends received	26	25
- Deconsolidation of the FT SA carryback receivable(2)	(147)	–
- Change in fair value of bonds redeemable for STMicroelectronics shares	20	108
- Change in fair value of commitments to purchase minority interests (put options)	(19)	(69)
- Impact of the redemption of perpetual bonds redeemable for shares (TDIRA)	(50)	–
- Other(3)	(12)	(8)
Foreign exchange gains (losses)(4) (b)	(147)	144
Discounting expense (c)	(164)	(148)

Finance costs, net (a)+(b)+(c)	(3,356)	(3,625)
(1)	Including interest rate derivatives.
(2)	See Note 31.
(3)	At December 31, 2005, this item mainly relates to the change in fair value of NTL warrants amounting to €(15) million. At December 31, 2004, this item includes the change in fair value of: Equant Contingent Value Rights (CVGs) in an amount of €34 million, marketable securities in an amount of €(22) million, and NTL warrants in an amount of €(28) million.
(4)	Including currency derivatives.

Cost of net financial debt includes income from investments and related receivables in an amount of €168 million at December 31, 2005 (compared to €167 million at December 31, 2004).

NOTE 11 - INCOME TAX

11.1 FRANCE TELECOM GROUP TAX PROOF

Income tax for 2005 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2005. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Consolidated net income before tax	7,928	5,687
Statutory tax rate	34.93%	35.43%

Theoretical tax	(2,769)	(2,015)

Share of profits (losses) of associates	7	11
Recognition of share-based compensation	(62)	(127)
Reappraisal of the recoverability of tax losses – France Telecom SA tax consolidation group	778	(47)
Difference in tax rates	(98)	(126)
Impact of change in tax rates in France on losses of the FT SA tax consolidation group	–	(230)
Impact of disposals of shares not taxable at the statutory tax rate in the short term	487	327
Exceptional goodwill impairment	(4)	(189)
Other	93	(81)

Effective tax	(1,568)	(2,477)

11.2 INCOME TAX BENEFIT/(CHARGE)

The income tax split between the tax consolidation group and the other subsidiaries is as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France Telecom SA tax group	(1,245)	(1,808)
- Current taxes	0	(70)
- Deferred taxes	(1,245)	(1,738)

UK tax group	33	(102)
- Current taxes	(2)	(189)
- Deferred taxes	35	87

Amena tax group	131	–
- Current taxes	0	–
- Deferred taxes	131	–

PagesJaunes SA tax group(1)	(147)	(148)
- Current taxes	(149)	(150)
- Deferred taxes	2	2

TP Group(2)	(94)	(114)
- Current taxes	(163)	(71)
- Deferred taxes	69	(43)

Other subsidiaries	(246)	(305)
- Current taxes(3)	(376)	(375)
- Deferred taxes	130	70

Tax benefit/(charge)	(1,568)	(2,477)
- Current taxes	(690)	(855)
- Deferred taxes	(878)	(1,622)
(1)	This tax group was formed on January 1, 2005.
(2)	TP Group is not a member of a tax consolidation group.
(3)	Including, at December 31, 2005: Mobistar: €(124) million; Orange Romania: €(61) million; Orange Côte d’Ivoire: €(39) million; ECMS: €(27) million; Orange Slovensko: €(32) million; and Orange Cameroun: €(27) million. Including, at December 31, 2004: Mobistar: €(106) million; Orange Romania: €(63) million; ECMS: €(54) million; Orange Côte d’Ivoire: €(32) million; Orange Slovensko: €(25) million; and Orange Cameroun: €(21) million.

France Telecom SA tax consolidation group

At December 31, 2005, the France Telecom SA tax consolidation group comprised, in particular:

-	all Orange entities in France, which belonged to the former Orange SA tax consolidation group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

-	companies included in the former Wanadoo SA tax consolidation group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA had retroactive effect from January 1, 2004.

France Telecom SA and a dozen of its direct or indirect subsidiaries, including PagesJaunes, are subject to review by the French Tax Administration since January 2006.

The deferred tax charge in 2005 for the France Telecom SA tax consolidation group mainly consists of:

-	the utilization of tax loss carryforwards amounting to €(1,811) million, including €(1,012) million for the former Orange SA tax consolidation group;

-	the recognition of deferred tax assets over the period in an amount of €778 million, in recognition of the reappraisal of their recoverability.

The deferred tax charge in 2004 mainly consisted of:

-	the utilization of tax loss carryforwards amounting to €(1,308) million, including €(1,056) million for the former Orange SA tax consolidation group;

-	the recognition of deferred tax assets over the period in an amount of €272 million;

-	the elimination of tax loss carryforwards relating to Wanadoo SA and Wanadoo France, in an amount of €(309) million;

-	the impacts of the change in the income tax rate in France, amounting to €(230) million.

11.3 BALANCE SHEET TAX POSITION

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Assets	Liabilities	Net	Net
France Telecom SA tax group
- Current taxes	281	32	249 (1)	(33)
- Deferred taxes	8,465	515	7,950	9,144

UK tax group
- Current taxes	0	10	(10)	(69)
- Deferred taxes	53	1,641	(1,588)	(1,572)

Amena tax group
- Current taxes	1	0	1	–
- Deferred taxes	1,857	963	894	–

PagesJaunes SA(2)
- Current taxes	5	16	(11)	(66)
- Deferred taxes	28	0	28	26

TP Group(3)
- Current taxes	16	33	(17)	30
- Deferred taxes	390	439	(49)	(118)

Other subsidiaries
- Current taxes	10	246	(236)	(205)
- Deferred taxes	227	162	65	11

Net balance sheet income tax
- Current taxes	313	337	(24)	(343)
- Deferred taxes	11,020	3,720	7,300	7,491
(1)	Including €235 million in respect of the 2000 carryback which matures in 2006. Carryback receivables with maturities of more than one year as from December 31, 2005, have been included under “Other financial assets and derivatives” (see Note 17).
(2)	This tax group was formed on January 1, 2005.
(3)	TP Group is not a member of a tax consolidation group.

The balance sheet tax position by temporary difference breaks down as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
	Net	Net
Provisions for early retirement plans	1,095	1,190
Property, plant and equipment and intangible assets	(2,304)	(1,351)
Tax loss carryforwards	7,698	7,224
Other differences	811	428

Net deferred taxes – France Telecom Group	7,300	7,491

At December 31, 2005 unrecognized deferred tax assets for France Telecom Group amount to €7,454 million.

Deferred tax assets arising on tax loss carryforwards may not have been recognized due to various elements or circumstances specific to each company/tax consolidation group concerned, such as:

-	companies with a history of losses which have not yet begun to utilize the loss carryforwards;

-	companies which do not expect to utilize the losses within the timeframe allowed by tax regulations;

-	companies which are unable to assess whether there is sufficient probability that they will utilize the tax loss carryforwards, due to forecasts and uncertainties as to the economic environment;

-	tax losses which exist, but which are uncertain to be used against future taxable income due to risks of differing interpretations with regard to the application of tax legislation.

11.4 CHANGES IN GROUP NET DEFERRED TAXES

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance (balance sheet asset position)	7,491	9,154

Changes in the scope of consolidation(1)	685	1
Recognition in income	(878)	(1,622)
Recognition in equity	42	(29)
Translation adjustments and other items	(40)	(13)

Closing balance (balance sheet asset position)	7,300	7,491
(1)	This item includes €763 million in respect of Amena, and €(79) million in respect of Sonatel. In respect of Amena, the amount of €763 million corresponds to €1,868 million in deferred tax assets, mainly on tax loss carryforwards, and €1105 million in deferred tax liabilities, mainly on the tax effect of the allocation of the acquisition price of the trademark, licenses and subscriber bases. In respect of Sonatel, this reflects the tax effect on the subscriber bases recorded following the remeasurement of assets and liabilities due to the change in consolidation method.

NOTE 12 - GOODWILL

The principal goodwill items arising from fully or proportionally consolidated subsidiaries can be analyzed by business segment as follows:

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Cost	Accumulated impairment losses	Net	Net
Personal	27,276	–	27,276	21,587
Enterprise	886	(631)	255	32
Home(1)	5,998	(40)	5,958	5,740
Directories	237	–	237	230

Total	34,397	(671)	33,726	27,589
(1)	Goodwill relating to TP Group is included within the Home segment, and is tested for impairment as part of the “Poland” group of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	27,589	26,537
Acquisitions(1)	5,471	1,555
Disposals(2)	(19)	(329)
Impairment(3)	(11)	(534)
Translation adjustment(4)	730	397
Reclassifications and other items	(34)	(37)

Closing balance	33,726	27,589

(1)	Including, in 2005: Amena (€4,454 million), Orange Slovensko (€375 million), Orange Romania (€272 million), and Equant (€214 million) – see Note 4. Including, in 2004, €1,276 million in respect of the acquisition of minority interests in Wanadoo, and €249 million relating to the compulsory purchase procedure (offre de retrait obligatoire) and the Orange liquidity contract (see Note 4).
(2)	Including, in 2004, €237 million relating to the sale of Orange Denmark and €88 million relating to the flotation of 36.9% of PagesJaunes’ capital.
(3)	See Note 7.
(4)	At December 31, 2005, this item mainly concerns Orange in the UK in an amount of €478 million, and TP Group in an amount of €165 million. At December 31, 2004, the translation adjustment primarily related to TP Group in an amount of €373 million (see Note 30).

NOTE 13 - INTANGIBLE ASSETS, NET

(in millions of euros)	At
	December 31, 2005				December 31, 2004
	Cost	Accumulated amortization	Impairment	Net	Net
Telecommunications licenses(1)	10,489	(1,793)	–	8,696	8,024
Trademarks(2)	4,997	–	(660)	4,337	4,366
Subscriber bases(3)	6,011	(3,562)	(4)	2,445	186
Software	7,089	(4,003)	(24)	3,062	2,807
Other	1,021	(696)		325	249

Total	29,607	(10,054)	(688)	18,865	15,632
(1)	See below.
(2)	The breakdown of trademarks per group of CGUs is shown in Note 7.
(3)	Includes, in 2005, the recognition of the Amena subscriber bases, amounting to €2,230 million, and the impact of the revaluation of the subscriber bases of Sonatel and its subsidiaries, amounting to €288 million (see Note 4).

Movements in the net book values of intangible assets were as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	15,632	15,865
Acquisitions of intangible assets	1,466	1,025
Impact of changes in the scope of consolidation(1)	3,901	(162)
Disposals	(3)	(5)
Depreciation and amortization	(1,979)	(2,017)
Impairment(2)	(553)	(63)
Translation adjustment	422	145
Reclassifications and other(3)	(21)	844 (3)

Closing balance	18,865	15,632
(1)	In 2005, this item mainly relates to Amena in an amount of €3,569 million, and Sonatel and its subsidiaries in an amount of €315 million (see Note 4). In 2004, this item mainly related to Orange Denmark in an amount of €146 million.
(2)	In 2005, this item mainly concerns impairment losses taken on the Amena trademark for €345 million, and on the Equant trademark for €191 million (see Note 7). In 2004, this item solely related to Equant, mainly in respect of the impairment loss taken on the Equant trademark in an amount of €43 million (see Note 7).
(3)	In 2004, this mainly concerns reclassifications from property, plant and equipment to intangible assets (see Note 14).

Details of the Group’s principal intangible assets (telecommunications licenses)

France Telecom’s commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost		Net	Residual useful life(1)
GSM	783		505	9.7
UMTS(2)	5,978		5,363	15.9
United Kingdom	6,761		5,868	–

GSM	–		–	14.2	(3)
UMTS(2)	–		–	14.2	(3)
Spain(3)	823	(3)	815	–

France (2) and (4)	629		566	15.6

GSM	157		61	–
UMTS(2)	423		423	–
Poland(5)	580		484	–

Other(6)	1,696		963	–

Total telecommunications licenses	10,489		8,696	–
(1)	In number of years at December 31, 2005.
(2)	UMTS mobile network licenses are amortized on a straight-line basis from the date on which the network is technically ready to market services.
(3)	The values of Amena’s GSM and UMTS licenses mainly reflect the purchase price allocation relating to Amena (see Note 4).
(4)	This item concerns the UMTS license, as the GSM license in France is not measured in the balance sheet.
(5)	This item concerns two GSM licenses with residual useful lives of 7.8 and 8.7 years, respectively, and a UMTS license acquired in December 2000 for a term of 22 years.
(6)	This item mainly relates to licenses in the Netherlands, Belgium and Egypt.

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT, NET

(in millions of euros)	At
	December 31, 2005				December 31, 2004
	Cost	Accumulated depreciation	Impairment	Net	Net
Land and buildings	6,251	(2,488)	(508)	3,255	5,510
Networks and terminals	70,295	(46,149)	(209)	23,937	19,848
IT equipment	3,478	(2,533)	–	945	897
Other	2,084	(1,569)	(82)	433	247

Total	82,108	(52,739)	(799)	28,570	26,502

Movements in the net book value of property, plant and equipment can be analyzed as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	26,502	28,972
Acquisitions of property, plant and equipment(1)	4,679	4,140
Impact of changes in the scope of consolidation(2)	2,171	(243)
Disposals and retirements	(305)	(144)
Depreciation and amortization	(5,059)	(5,995)
Impairment(3)	(15)	(116)
Translation adjustment(4)	619	791
Reclassifications and other	(22)	(903	)(5)

Closing balance	28,570	26,502

(1)	Including €3 million and €24 million in assets acquired under finance leases at December 31, 2005 and December 31, 2004, respectively.
(2)	In 2005, this mainly relates to Amena (€1,870 million) and Sonatel and its subsidiaries (€222 million). In 2004, this item primarily reflects the impact of the sale of Orange Denmark in an amount of €250 million.
(3)	In 2004, this item relates to the €121 million impairment loss taken on Equant’s property, plant and equipment, which was split proportionally according to the net book value of the related assets (see Note 7).
(4)	In 2005, the translation adjustment relates mainly to TP SA (€275 million), Orange UK (€90 million), PTK Centertel (€60 million), Orange Romania (€53 million) and ECMS (€54 million). In 2004, the translation adjustment primarily concerns the impact of movements in the Polish zloty and US dollar against the euro for, respectively, €816 million and €(32) million.
(5)	In 2004, this item mainly includes reclassifications of property, plant and equipment within software (see Note 13).

Property, plant and equipment held under finance leases:

(in millions of euros)	At
December 31, 2005
Net
Land and buildings	222
Networks and terminals	454
IT equipment	17

Total	693

Capitalized expenditure during 2005:

(in millions of euros)	At
December 31, 2005
Net
External purchases	621
Labour expenses	352
Other	76

Total	1,049

NOTE 15 - INTEREST IN ASSOCIATES

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	370	607
Dividends(1)	(113)	(2)
Share of profits (losses)(2)	20	30
Impact of change in scope of consolidation(3)	320	6
Purchases of minority interests	–	12
Disposals of securities(4)	(320)	(278)
Translation adjustments	25	(11)
Reclassifications and other	19	6

Closing balance	321	370
(1)	Including, in 2005, €112 million in dividends in respect of BlueBirds Participations France.
(2)	Including, in 2005, €44 million share of profits from BlueBirds Participations France.
(3)	Including, in 2005, €250 million in respect of the exchange of Sonaecom shares (see Note 4), and €70 million relating to One GmbH (see Note 16).
(4)	Including, in 2005, an amount of €221 million for the delivery of STMicroelectronics shares (see Notes 4, 21, 31 and 32) and €93 million relating to the sale of Tower Participations (see Notes 4, 8 and 32); and in 2004, €219 million relating to the sale of STMicroelectronics shares, and €47 million in respect of Radianz.

The net book values of France Telecom’s interests in associates are as follows:

(in millions of euros)		At
Company	Main activity	% interest December 31, 2005	December 31, 2005	December 31, 2004
Tower Participations SAS(1)	Broadcasting and audiovisual transmission	–	–	93
BlueBirds Participations France	Holding vehicle for indirect interest in Eutelsat Communications	20.0	6	52
FT1CI(1)	Holding vehicle for investments in STMicroelectronics	–	–	196
Sonaecom(2)	Telephone operator in Portugal	23.7	250
Mobilcom(3)	Telephone operator in Germany	–	–	0
One GmbH(4)	Telephone operator in Austria	17.5	55	–
Other			10	29

Total			321	370
(1)	Companies sold during 2005 (see Note 4).
(2)	See Note 4.
(3)	A 27.3% stake in MobilCom was sold during 2005 (see Note 4). The residual 1% interest has been reclassified under “Assets available for sale”.
(4)	See Note 16.

NOTE 16 - ASSETS AVAILABLE FOR SALE

France Telecom’s main investments in non-consolidated companies are as follows:

(in millions of euros)		At
		December 31, 2005			December 31, 2004
	% interest	Fair value	Change in fair value(1)	Impact of changes in Group structure and impairment	Fair value
Bull SA(2) and other instruments	10.1%	94	47	–	47
Intelsat(3)	–	–	(41)	(64)	105
Optimus (Portugal)(4)	–	–	(30)	(112)	142
ONE GmbH(5) (formerly Connect Austria)	–	–	–	(98)	98
Mobilcom(2) and (6)	1%	12	12	–	–
Investment funds(7)	–	60	2	(33)	91
Other companies	–	56	2	(62)	116
Marketable securities(8)	–	41	7	18	16

Total assets available for sale		263	(1)	(351)	615
(1)	Recorded under equity in the reserve related to asset available for sales.
(2)	Listed company.
(3)	Interest sold in 2005 (see Note 4).
(4)	Exchange of Sonaecom shares (see Notes 4 and 15).
(5)	Consolidated at January 1, 2005 by the equity method (see Note 15).
(6)	Residual interest at end-2005 (see Notes 4 and 15).
(7)	Principally in research and development.
(8)	Assets available for sale comprise marketable securities and investments held for over one year.

NOTE 17 - OTHER FINANCIAL ASSETS AND DERIVATIVES

17.1 OTHER NON-CURRENT FINANCIAL ASSETS AND DERIVATIVES

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Cost	Provisions	Net	Net
Cash collateral paid(1)	639	–	639	1,129
Carryback receivables(2)	139	–	139	1,706
Receivables from control entites and current accounts	288	(149)	139	210
Deposits relating to in-substance defeasance operations and QTE leases(1) and (3)	233	–	233	760
Other(4)	220	(3)	217	296
Total loans and receivables (a)	1,519	(152)	1,367	4,101
Non-current derivatives (assets)(1)	139	–	139	184
Total financial assets at fair value (b)	139	–	139	184

Other non-current financial assets and derivatives (a)+(b)	1,658	(152)	1,506	4,285
(1)	This item is included in the calculation of net financial debt (see Note 19).
(2)	In 2005, this item includes an FT SA carryback receivable recognized in respect of 2001 for €139 million. In 2004, this item includes the FT SA carryback receivable recognized in respect of 2001 for €1,471 million, which was deconsolidated in 2005 (see Notes 31 and 32), and the FT SA carryback receivable recognized in respect of 2000 for €235 million, which was reclassified in 2005 under “Current tax assets since it is expected to be realized during 2006 (see Note 11).
(3)	In 2005, this item includes €146 million and €80 million, respectively, regarding QTE leases relating to Orange Suisse and France Telecom SA (€127 million and €69 million in 2004). These assets – arising on specific transactions – offset part of the related gross debt (see Notes 19 and 32). Deposits relating to the in-substance defeasance operations of Orange UK (€564 million at December 31, 2004) were repaid during first-half 2005 after a first demand guarantee was set up (see Note 32).
(4)	This item mainly concerns security deposits and various loans, in addition to advances and downpayments on non-current assets.

17.2 OTHER CURRENT FINANCIAL ASSETS AND DERIVATIVES

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Cost	Provisions	Net	Net
Derivatives (current assets)(1)	64	–	64	56
Marketable securities held for trading(1) and (2)	39	–	39	240
Total financial assets at fair value (a)	103	–	103	296
Receivables from control entites and current accounts	54	(4)	50	16
Other	52	–	52	–
Total loans and receivables (b)	106	(4)	102	16

Other current financial assets and derivatives (a) + (b)	209	(4)	205	312
(1)	These items are included in the calculation of net financial debt (see Note 19).
(2)	Investments in mutual funds (SICAV de trésorerie and Fonds communs de placement).

17.3 ADDITIONAL DISCLOSURES

(in millions of euros)
Opening balance	January 1, 2005	(140)
Change in provisions for impairment in value		(2)
Translation adjustments		(15)
Reclassifications		1

Closing balance	December 31, 2005	(156)

- of which non-current		(152)
- of which current		(4)

NOTE 18 - TRADE RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

18.1 TRADE RECEIVABLES, NET

Additions to the provision for the impairment of trade receivables, net of reversals, amounted to €1,264 at December 31, 2005 (€1,340 million at December 31, 2004).

18.2 OTHER CURRENT ASSETS

(in millions of euros)	At
	December 31, 2005	December 31, 2004
VAT receivable	1,261	1,514
Other taxes receivable	35	211
Employee- and payroll-related receivables	24	81
Employee share offers(1)	149	402
Kulzyck Holding transaction(2)	–	51
Advances and downpayments relating to non-current assets	53	73
Other (3)	395	453

Total	1,917	2,785
(1)	This item corresponds to the amount paid by employees to France Telecom SA within the scope of share offers reserved for current and former employees (see Notes 27 and 29).
(2)	Payment to be made in relation to the transaction with Kulczyk Holding (see Note 32).
(3)	Other receivables include, in particular, funds paid by other operators to France Telecom within the scope of a submarine cable management consortium, representing an amount of €117 million at December 31, 2005, compared with €89 million at December 31, 2004 (see Note 29).

18.3 PREPAID EXPENSES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Prepaid external purchases	504	461
Other prepaid operating expenses	68	199

Total	572	660

NOTE 19 - NET FINANCIAL DEBT

19.1 ANALYSIS OF NET FINANCIAL DEBT BY COMPOSITION AND MATURITY

Net financial debt as defined and used by France Telecom SA corresponds to the total gross financial debt (converted at the year-end closing rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, cash and cash equivalents and marketable securities, and deposits paid on certain specific transactions (if the related debt is included in gross financial debt), and including the impact of the effective portion of cash flow hedges.

The table below provides a breakdown of net financial debt by category and repayment schedule:

(in millions of euros)	Note	2006	2007	2008	2009	2010	2011 and beyond	Total due in more than one year	Total at December 31, 2005	Total at December 31, 2004
Bonds	21	3,292	3,350	4,854	3,788	2,839	19,387	34,218	37,510	39,089
Bank loans	22	2,306	2,323	1,545	1,101	373	246	5,588	7,894	5,564
Finance lease liabilities(1)		40	60	62	68	218	1,255	1,663	1,703	1,709
Impact of derivatives (liabilities)(2)	23	571	58	230	270	2	523	1,083	1,654	2,056
Accrued interest(3)		1,396	–	–	–	–	–	–	1,396	1,172
Treasury bills		1,209	–	–	–	–	–	–	1,209	1,293
Bank overdrafts		166	–	–	–	–	–	–	166	346
Other financial liabilities(4)		1,609	2	–	–	–	82	84	1,693	4,216

Gross financial debt (a)		10,589	5,793	6,691	5,227	3,432	21,493	42,636	53,225	55,445

Impact of derivatives (financial assets)	17 and 23	64	30	28	5	15	61	139	203	240
Cash collateral paid	17	–	–	–	–	–	639	639	639	1,129
Other financial assets	17	–	–	–	–	–	233	233	233	760
Marketable securities	17 and 20	39	–	–	–	–	–	–	39	240
Cash and cash equivalents	20	4,097	–	–	–	–	–	–	4,097	3,153

Total (b)		4,200	30	28	5	15	933	1,011	5,211	5,522

Effective portion of cash flow hedges(5) (c)		(2)	(2)	(12)	–	–	(152)	(166)	(168)	(101)

Net financial debt (a)-(b)+(c)		6,387	5,761	6,651	5,222	3,417	20,408	41,459	47,846	49,822

(1)	Finance lease liabilities primarily include:
-	Liabilities associated with Orange UK’s in-substance defeasance operations, totaling €1,214 million at December 31, 2005 (€1,174 million at December 31, 2004), for which the final settlement payments are due after 2017. At December 31, 2004, this liability was offset in the amount of €564 million by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease. These guarantee deposits were reimbursed in 2005 after a first demand guarantee was set up (see Note 32).
-	Orange Switzerland’s liability related to QTE leases, amounting to €146 million at December 31, 2005 (€127 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17).
-	FT SA’s liability related to QTE leases, amounting to €80 million at December 31, 2005 (€69 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17).
(2)	This item includes, at December 31, 2005, the valuation of the price guarantee given to Amena minority shareholders (see Note 4).
(3)	Including accrued interest on perpetual bonds redeemable for France Telecom shares in an amount of €281 million. This accrued interest was posted under the caption “Other financial liabilities” at December 31, 2004 in an amount of €548 million.
(4)	The following items are included in this caption:
-	a carryback liability, amounting to €229 million at December 31, 2005 (€1,508 million at December 31, 2004), corresponding to the contra-entry recorded in relation to the recognition in assets of the carryback receivable sold (see Notes 11, 17, 31 and 32). This receivable does not qualify for derecognition;
-	gross debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK (€1,210 million at December 31, 2005 and €1,460 million at December 31, 2004);
-	commitments to purchase minority interests (put options), amounting to €73 million at December 31, 2005 and €547 million at December 31, 2004. At December 31, 2005, these commitments related to Orange Madagascar for €24 million, and Amena for €49 million. At December 31, 2004, these commitments related mainly to Orange Slovensko for €500 million; Orange Madagascar for €21 million; and Orange Dominicana for €19 million (see Note 32).

(5)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.2 BALANCE SHEET ITEMS INCLUDED IN THE CALCULATION OF NET   FINANCIAL DEBT

(in millions of euros)	Balance sheet		Amounts included in the calculation of net financial debt
	At December 31, 2005	At December 31, 2004	At December 31, 2005	At December 31, 2004
Other non-current financial assets and derivatives	1,506	4,285
o/w Cash collateral paid	639	1,129	639	1,129
Carryback receivables	139	1,706	–	–
Receivables from controlled entites and current accounts	139	210	–	–
Deposits relating to in-substance defeasance and cross-lease operations(QTE leases)	233	760	233	760
Other loans and receivables	217	296	–	–
Non-current derivatives (assets)	139	184	139	184
Other current financial assets and derivatives	205	312
o/w Current derivatives (assets)	64	56	64	56
Marketable securities	39	240	39	240
Loans and receivables	102	16	–	–
Cash and cash equivalents	4,097	3,153	4,097	3,153

Assets included in the calculation of net financial debt			5,211	5,522

Equity attributable to equity holders of France Telecom SA	24,860	14,451
o/w Effective portion of cash flow hedges(1)	(168)	(101)	(168)	(101)
Exchangeable or convertible bonds (non-current)	34,218	34,222	34,218	34,222
Other non-current financial debts and derivatives	8,418	8,571	8,418	8,571
Exchangeable or convertible bonds, and other current financial debt and derivatives	9,193	11,480	9,193	11,480
Accrued interest	1,396	1,172	1,396	1,172

Equity and liabilities included in the calculation of net financial debt			53,057	55,344

Net financial debt			47,846	49,822

(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.3 WEIGHTED AVERAGE COST OF FINANCIAL DEBT

At December 31, 2005, the weighted average cost of financial debt was 6.46%, against 6.79% at December 31, 2004.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

19.4 COVENANTS

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. The Group has issued borrowings denominated in foreign currencies (USD, CHF, JPY and GBP) which were generally swapped for euros. In 2005, the rise in the US dollar resulted in an improvement in the market value of off-balance sheet currency hedges, leading to a fall in cash collateral paid out, to €639 million at December 31, 2005 from €1,129 million at December 31, 2004. These amounts are included under “Other non-current financial assets and derivatives” (see Notes 17 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

19.5 ANALYSIS OF THE CONTRIBUTION TO NET FINANCIAL DEBT BY CURRENCY

(equivalent value in millions of euros at the year-end closing rate)
	FT SA	TP Group	Amena	Other	Total
EUR	35,511	(342)	2,834	1,302	39,305
USD	189	(175)	–	(75)	(61)
GBP	4,281	–	–	1,494	5,775
CHF	391	–	–	(5)	386
PLN	256	2,639	–	(1)	2,894
Other currencies	(48)		–	(266)	(314)

Sub-total	40,580		2,834	2,449	47,985

Effective portion of cash flow hedges and interest rate impact	(109)	(30)	–	–	(139)

Total	40,471	2,092	2,834	2,449 (1)	47,846
(1)	Including €1,170 million in net financial debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK.

NOTE 20 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
France Telecom SA	1,685	970
TP Group	287	707
Other	198	289

Cash equivalents (a)	2,170	1,966

Banks (b)	1,927	1,187

Total cash and cash equivalents (a)+(b) = (c)	4,097	3,153

Marketable securities (d)	39	240

Total cash and cash equivalents and marketable securities (c)+(d)	4,136	3,393

France Telecom SA and TP Group cash equivalents can be broken down as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Loans due within three months	185	239
Certificates of deposit	1,490	840
Treasury bills	56	339
Deposits with a maturity of less than three months	241	250
Other	–	9

France Telecom SA and TP Group cash equivalents	1,972	1,677

NOTE 21 - BONDS

The table below provides an analysis of bonds by issuer:

(in millions of euros)		At
	Note	December 31, 2005	December 31, 2004
France Telecom SA - bonds convertible, exchangeable or redeemable into shares	21.1	1,074	1,438
France Telecom SA - perpetual bonds redeemable for shares (TDIRAs)	21.2	3,835	3,994
France Telecom SA - other bonds	21.3	30,791	31,771
TP Group	21.4	1,748	1,822
Other issuers		62	64

Total bonds		37,510	39,089

The effective global interest rate on bonds before swaps breaks down as follows:

-	France Telecom SA: 6.55% at December 31, 2005 (6.86% at December 31, 2004);

-	TP Group: 6.80% at December 31, 2005 (6.78% at December 31, 2004).

21.1 FRANCE TELECOM SA BONDS CONVERTIBLE, EXCHANGEABLE OR REDEEMABLE INTO SHARES

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components (see Note 30). At December 31, 2005, this breakdown is as follows:

-	a liability component of €1,074 million;

-	an equity component of €97 million.

The liability component of bonds convertible, exchangeable or redeemable into shares can be analyzed as follows:

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)					At
	Initial currency	Initial amount(1)	Initial maturity	Nominal interest rate (%)	December 31, 2005		December 31, 2004
STM bonds exchangeable for shares(2)	EUR	442	2005	6.750	–		386
OCEANE bonds(3)	EUR	1,150	2009	1.600	1,074	(4)	1,052

Total bonds convertible, exchangeable or redeemable into shares					1,074		1,438

(1)	In millions of currency.
(2)	Following its August 6, 2002 issue of bonds exchangeable for STMicroelectronics shares, France Telecom redeemed all of the remaining bonds in circulation at August 6, 2005 (maturity date) by delivering on August 11, 2005, STMicroelectronics shares on the basis of 1.25 STMicroelectronics share per bond, in accordance with the conditions attached to the bonds. These bonds with a face value of €20.92 were measured at their market value on December 31, 2004 (see Note 4).
(3)	Bonds with a face value of €2,581 convertible or exchangeable for new or existing France Telecom shares (OCEANE). These bonds are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of €25.73 per share (the initial rate of 100 France Telecom shares per bond was adjusted to take into account the September 2005 capital increase). These bonds are classified as hybrid instruments.
(4)	At December 31, 2005, the impact of measuring OCEANE bonds convertible and/or exchangeable into new or existing France Telecom shares at amortized cost was €21 million (versus a negative impact of €1 million at December 31, 2004).

21.2 FRANCE TELECOM SA PERPETUAL BONDS REDEEMABLE FOR SHARES   (TDIRAs)

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for France Telecom shares (TDIRAs) are broken down into liability and equity components (see Note 30). At December 31, 2005, this breakdown was as follows:

-	a liability component of €3,835 million,

-	an equity component of €1,215 million.

The liability component of perpetual bonds redeemable for shares (TDIRAs) breaks down as follows:

(in millions of euros)			At
	Number		December 31, 2005
Opening balance	365,188		3,994	(3)
Redemptions(1)	(17,270)		(222)
Impact of measuring bonds at amortized cost	–		63

Closing balance	347,918	(2)	3,835	(3)

Effective interest rate			7.94%
Interest expense paid in 2005(4)			548
(1)	In September 2005, TDIRAs were redeemed for an amount of €243 million, breaking down as €222 million for the liability component and €21 million for the equity component of the hybrid debt (see Note 30).
(2)	Including 260,896 TDIRAs for the “Bank Tranche” and 87,022 TDIRAs for the “Supplier Tranche”. In 2005, TDIRAs were redeemed from bondholders in the “Bank Tranche”.
(3)	Including an amortized cost impact of €107 million at December 31, 2005 and of €81 million at December 31, 2004.
(4)	On January 3, 2005, France Telecom paid a total dividend of €548 million in respect of the financial year 2003, pursuant to a decision by its Annual Shareholders’ Meeting of April 9, 2004. This amount included €296 million in interest in respect of the financial year 2004, and €252 million in deferred interest for the financial year 2003. The deferred interest payment results from a decision of France Telecom’s Annual Shareholders’ Meeting of May 27, 2003, not to pay dividends for 2002. Consequently, France Telecom had decided to carry forward any interest due in respect of 2003.

In accordance with the Assignment and Subscription Agreements, the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRAs), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors.

On March 3, 2003, France Telecom issued 430,705 TDIRAs with a nominal value of €14,100 each, representing a total amount of €6,072,940,500, of which €4,820,931,000 was reserved for the banking syndicate (the “Bank Tranche”) and €1,252,009,500 for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRAs are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price), based on a ratio of 364.4437 shares for one TDIRA with a nominal value of €14,100 for the “Bank Tranche” and 356.9513 shares for one TDIRA with a nominal value of €14,100 for the “Supplier Tranche” (the initial ratio of 300 shares for one TDIRA was adjusted in April

2003, May 2004 and September 2005 to take into account the share issues carried out and premiums paid by France Telecom). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the Bank Tranche will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRAs were listed on Eurolist (international issuances) of Euronext Paris and were approved – subject to a warning – by the Commission des opérations de bourse on February 24, 2003 under visa no. 03-092.

Where no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full – including the related accrued interest – at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRAs. The interest is recorded on an annual basis in the statement of income. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest” line.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because France Telecom’s respective debt ratings with Moody’s and Standard & Poor’s were upgraded to Baa1 and BBB+ and because France Telecom fulfilled the share price conditions as defined in the contract (the average, weighted according to the total share transaction volume, daily weighted average stock market price for 20 consecutive trading days exceed 30/47ths of the redemption price in force, i.e. €24.77 for the “Bank Tranche” and €25.19 for the “Supplier Tranche”).

21.3 FRANCE TELECOM SA: OTHER BONDS

Other bonds					Outstanding at (in millions of euros)
Currency	Initial nominal amount (in millions of currency)		Maturity	Nominal interest rate %	December 31, 2005	December 31, 2004
EUR	1,000		2005	6.125	–	989

EUR	2,750	(3)	2005	5.000	–	2,465

GBP	500		2005	7.000	–	496

FRF(4)	2,000		2005	4.800	–	305

FRF(4)	1,000	(1)	2005	1.000	–	145

CHF	1,000	(3)	2006	4.500	430	430

USD	2,000	(3)	2006	7.200	1,697	1,496

FRF(4)	4,500		2006	6.250	687	687

FRF(4)	6,000		2007	5.750	914	919

EUR	1,000		2007	6.000	996	994

EUR	1,000		2007	3-month Euribor +0.250	999	998

EUR	3,650	(3)	2008	6.750	3,316	3,311

FRF(4)	3,000		2008	5.400	456	456

FRF(4)	900		2008	4.600 until 03/13/02 then TEC10(2) less 0.675	70	70

USD	500		2008	6.000	433	391

FRF(4)	1,500		2009	TEC10(2) less 0.75	228	228

EUR	2,500		2009	7.000	2,486	2,483

FRF(4)	3,000		2010	5.700	455	455

EUR	1,400		2010	6.625	1,391	1,389

EUR(5)	1,000		2010	3.000	993	–

USD	3,500	(3)	2011	7.750	3,002	2,658

GBP	600	(3)	2011	7.500	850	852

EUR	750		2012	4.625	744	743

EUR	3,500		2013	7.250	3,474	3,471

EUR(5)	1,000		2015	3.625	987	–

GBP	500		2017	8.000	728	708

GBP	450		2020	7.250	646	627

GBP(5)	350		2025	5.250	504	–

USD	2,500	(3)	2031	8.500	2,085	1,806

EUR	1,500		2033	8.125	1,503	1,502

GBP	500		2034	5.625	717	697

Total other bonds issued by France Telecom SA					30,791	31,771

(1)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.

(2)	TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.
(3)	Bonds with coupons subject to revision if the Group’s debt rating changes.
(4)	These bonds, initially denominated in French francs, have been converted into euros.
(5)	Issued during 2005.

France Telecom SA’s bonds at December 31, 2005 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2005 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

21.4 TP GROUP

The table below provides details at December 31, 2005 of outstanding bonds issued by TP Group:

				Outstanding at (in millions of euros)
Currency	Initial amount issued (in millions of currency)	Maturity	Nominal interest rate (%)	December 31, 2005	December 31, 2004
PLN	300	2005	7.250	–	71
EUR	500	2006	6.625	473	494
EUR	475	2007	6.500	437	471
USD	800	2008	7.750	540	489
EUR	300	2011	4.625	298	297

Total bonds issued by TP Group				1,748	1,822

NOTE 22 - BANK BORROWINGS

22.1 MAIN BORROWERS

(in millions of euros)		At
	Note	December 31, 2005	December 31, 2004
France Telecom SA(1)	22.2.1	4,345	4,305
Amena(2)	22.2.2	2,661	–
TP Group(3)		450	557
Tele Invest II(4)		–	349
Other(5) and (6)		438	353

Total bank borrowings		7,894	5,564
(1)	€1.5 billion of Euro Medium Term Notes (EMTN) were issued during 2005 (€3.5 billion in 2004).
(2)	Amena’s bank borrowings reflect drawdowns on credit lines and are measured at fair value.
(3)	TP Group’s bank borrowings reflect drawdowns on credit lines.
(4)	On January 17, 2005, France Telecom acquired 3.57% of TP SA, previously held by Tele Invest II. The price paid by France Telecom enabled Tele Invest II to fully pay down its debt of €349 million (see Note 4).
(5)	At December 31, 2005, this item mainly relates to ECMS in an amount of €145 million, and Orange Dominicana in an amount of €82 million (these figures were €90 million and €80 million, respectively, at December 31, 2004).
(6)	This item includes €297 million in drawndown credit lines at December 31, 2005, versus €275 million at December 31, 2004.

The effective global interest rate on bank borrowings, before swaps, breaks down as follows:

-	France Telecom SA: 3.12% at December 31, 2005 (2.76% at December 2004);

-	Amena: 3.29% at December 31, 2005;

-	TP Group: 3.06% at December 31, 2005 (3.30% at December 31, 2004).

22.2 CREDIT LINES

At December 31, 2005, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2005
	Currency	Amounts in currency (in millions)	Euro-equivalent (in millions)	Amounts drawn down(1) (in millions of euros)
France Telecom SA authorized overdrafts
Bank overdrafts	EUR	150	150	–

France Telecom SA syndicated credit lines
Long-term	EUR	8,000	8,000	–

France Telecom SA bilateral credit lines
Short-term(2)	EUR	425	425	425

Orange bilateral credit lines
Long-term(2)	BWP	45	7	7
Short-term(2)	BWP	20	3	3
Short-term	SKK	4,520	119	–
Long-term(2)	EUR	2	2	2

Orange syndicated credit lines
Long-term(2)	XOF	32,562	49	49
Short-term(2)	XOF	6,250	10	10
Long-term(2)	USD	68	58	58
Short-term(2)	USD	13	11	11
Long-term(2)	DOP	411	10	10
Short-term(2)	DOP	97	3	3
Long-term(2)	EGP	694	102	102
Short-term(2)	EGP	864	127	43

Amena bilateral credit lines
Long-term	EUR	15	15	–
Short-term(2)	EUR	2	2	2

Amena syndicated credit line
Long-term(2)	EUR	2,319	2,319	2,319
Short-term(2)	EUR	340	340	340

TP Group bilateral credit lines
Long-term(2)	EUR	265	265	265
Long-term(2)	PLN	285	74	74
Long-term(2)	USD	35	30	30
Short-term(2)	EUR	58	58	58
Short-term(2)	PLN	52	13	13
Short-term(2)	USD	12	10	10

TP Group syndicated credit line
Long-term	EUR	550	550	–
(1)	Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost.
(2)	At December 31, 2005, drawdowns on these credit lines are included under “Bank borrowings” (see Note 22.1).

22.2.1 FRANCE TELECOM SA

On June 20, 2005, a new €8 billion syndicated credit line was entered into by France Telecom SA. This new line of credit replaces the €10 billion syndicated credit line entered into on June 22, 2004, and is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2005, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	7 years	4.25 basis points from 1 to 5 years	14.5 basis points from 1 to 5 years
		5 basis points beyond 5 years	17 basis points beyond 5 years

France Telecom SA set up two additional bilateral credit lines, one for €125 million maturing on March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two facilities bear interest at a rate indexed to Euribor, and have been drawn down in full.

22.2.2 AMENA

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
2.7 billion	4.5 years	24 basis points	60 to 150 basis points	(1)
(1)	The applicable interest rate linked to Euribor plus a margin of between 60 basis points and 150 basis points, determined by Amena’s net debt/EBITDA ratio (as defined in the contracts with financial institutions).

At December 31, 2005, this facility was drawn down in full. The corresponding liability has been recognized at fair value.

NOTE 23 - DERIVATIVES

23.1 ANALYSIS OF THE FAIR VALUE OF DERIVATIVES

The table below provides details of the fair value of France Telecom Group’s derivatives at December 31, 2004 and December 31, 2005:

(in millions of euros)		At
	Notes	December 31, 2005	December 31, 2004
Derivatives (assets)
Cash flow hedges		84	27
Fair value hedges		31	62
Derivatives held for trading(1)		88	151

Total derivatives (assets) (a)	17 and 19	203	240

Derivatives (liabilities)
Cash flow hedges		150	252
Fair value hedges		513	1,232
Derivatives held for trading		991	572

Total derivatives (liabilities) (b)	19	1,654	2,056

Net derivatives (balance sheet liability position) (b)-(a)		1,451	1,816
(1)	Including equity derivatives: €3 million at December 31, 2005, and €18 million at December 31, 2004.

At December 31, 2005, the main contributors to aggregate net derivatives (balance sheet liability position) of €1,451 million are France Telecom SA (€809 million), TP Group (€301 million, mainly consisting of fair value hedges), and France Telecom España (€258 million, reflecting the value of the price guarantee given to minority shareholders of Amena – see Note 4).

The table below provides detailed information on the fair value of France Telecom SA’s derivatives at December 31, 2005:

(in millions of euros)	Notes	At December 31, 2005
Derivatives (assets)
Cash flow hedges	23.2	59
Fair value hedges	23.2	26
Derivatives held for trading		78
Total derivatives (assets)		163
Derivatives (liabilities)
Cash flow hedges	23.2	81
Fair value hedges	23.2	303
Derivatives held for trading		588
Total derivatives (liabilities)		972
Net derivatives (balance sheet liability position)		809

23.2 DISCLOSURES RELATING TO FRANCE TELECOM SA’S DERIVATIVES QUALIFYING AS HEDGES

The following table provides a description of France Telecom SA’s hedging transactions at December 31, 2005:

(in millions of euros)		Notional maturity
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years	Total
Derivatives (assets) qualified as hedges (a)
Cash flow hedges(1)	59		450				808	1,258
Fair value hedges(2)	26			789				789

Derivatives (liabilities) qualified as hedges (b)
Cash flow hedges(3)	81						2,206	2,206
Fair value hedges(3)	303						1,617	1,617

Net derivatives qualified as hedges (balance sheet liability position) (b)-(a)	299
(1)	Interest rate caps, cross interest rate swaps, and currency swaps.
(2)	Interest rate swaps.
(3)	Cross interest rate swaps and currency swaps.

23.3	ANALYSIS OF FRANCE TELECOM SA’S CURRENCY INSTRUMENTS BY CURRENCY

At December 31, 2005, France Telecom SA’s net balance sheet liability position in relation to derivatives amounted to €809 million. This total breaks down into €855 million relating to currency instruments (net liability balance sheet position) and €46 million relating to interest-rate instruments (net asset balance sheet position).

The following table analyzes the fair values of the liability leg of FT SA’s currency instruments by currency at December 31, 2005:

(in millions of euros)	EUR	USD	GBP	PLN	Total
Forward purchases	–	1	–	–	1
Currency swaps	2	2	(11)	8	1
CCIRS(1)	853	–	–	–	853

Total (net balance sheet liability position)	855	3	(11)	8	855
(1)	Currency component of cross currency interest rate swaps, euro borrower and foreign currency lender positions.

23.4 NOTIONAL AMOUNTS OF CURRENCY PAYABLE AND RECEIVABLE

The following table gives the notional amounts of currency payable and receivable in respect of currency instruments (currency swaps, forward currency instruments and options) held by the Group. Issues in US dollars, yen and pounds sterling have mainly been converted into euros (France Telecom SA) and zloty (TP Group).

	Currency
	EUR	USD	JPY	GBP	PLN	Other currencies	Total in euros
Asset leg of currency swaps	1,311	7,788	–	–	–	–	7,913
Liability leg of currency swaps	(6,706)	–	–	–	(8,519)	–	(8,913)
Currency to be received on forward currency contracts	2,883	1,423	–	536	8	311	5,184
Currency to be delivered on forward currency contratcs	(2,308)	(133)	(1,700)	(1,229)	(2,835)	(250)	(5,209)
Currency options	(8)	10	–	–	–	–	–

Total(1)	(4,828)	9,088	(1,700)	(693)	(11,346)	61	(1,025)
(1)	Positive amounts reflect currency receivable, and negative amounts reflect currency payable.

NOTE 24 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

24.1 INTEREST RATE RISK MANAGEMENT

France Telecom seeks to balance its fixed-rate / variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

24.1.1 MANAGEMENT OF FIXED-RATE/VARIABLE-RATE DEBT

The fixed-rate portion of the Group’s financial debts after swaps decreased from 73.3% at December 31, 2004 to 69.9% at December 31, 2005, most of which was attributable to France Telecom SA, whose fixed-rate debt fell from 75.9% to 71.9%. This reflects a fall in outstanding fixed-rate debt, with repayments of €4,797 million on borrowings taken out at fixed-rate compared to €2,517 million in new fixed-rate borrowings arranged. Moreover, new borrowings issued at variable rates exceed repayments on variable-rate debt, with €1,860 million of repayments compared to €1,500 million new variable-rate debt issued, and €425 million corresponding to two bilateral lines of credit.

24.1.2 ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

■	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-	derivatives that do not qualify for hedge accounting represent 2.5% of gross financial debt net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €115 million in financial expense;

-	the variable-rate portion of net financial debt after swaps designated as hedges (excluding derivatives qualifying as trading) represents 35%. A sudden 1% rise in interest rates would lead to an increase of approximately €165 million in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €50 million in financial expense.

■	Sensitivity of net financial debt

A 1% rise in interest rates would lead to an estimated reduction in the market value of financial debt after swaps of approximately €1.81 billion, which represents 3.45% of the market value of the Group’s net financial debt.

24.2 FOREIGN CURRENCY RISK MANAGEMENT

■	Operations

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

At December 31, 2005, net foreign exchange gains in relation to business operations amounted to €14 million. The corresponding amount at December 31, 2004 was €20 million.

■	Financial operations

France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom SA, Orange and TP Group).

	Currency
	USD	GBP	CHF	DKK	SEK	EUR	Total euro- equivalent	€ millions 10% exchange rate fluctuation
France Telecom SA	(213)	(4)	(201)	(28)	5	–	(319)	(35)
TP Group	(19)	–	–	–	–	(113)	(129)	(13)
Orange	(7)	–	–	–	–	37	31	(9)

Total (currency)	(239)	(4)	(201)	(28)	5	(76)	(417)

Total (euros)	(203)	(6)	(129)	(4)	1	(76)	(417)	(57)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso. These unfavorable exchange rate movements would result in a foreign exchange loss of €57 million.

24.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to reinforcing the Group’s financial position and its ability to meet its obligations:

-	strengthening equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	a plan for improving operational performance;

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €14.3 billion with an average initial maturity of around 11.9 years;

-	OCEANE bonds (convertible or exchangeable into new or existing France Telecom shares) issued for an amount of €1.15 billion with an average initial maturity of around 4.3 years (see Note 21);

-	EMTN (Euro Medium Term Notes): bonds issued for an amount of €5.1 billion with an average initial maturity of around 2 years;

-	credit lines: having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004, and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This credit line was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see Note 22.2);

-	France Telecom SA have also set up two additional bilateral credit lines, one for €125 million with a maturity date of March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two credit facilities are indexed to Euribor and have been fully drawn down.

France Telecom’s liquidity position:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line(1)	8,000	–
Available drawdowns on the syndicated credit line entered into in 2004(1)	–	10,000
Authorized overdrafts	150	150

France Telecom SA credit facilities (a)	8,150	10,150

Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	768	719

Cash and cash equivalents and marketable securities (see Note 20) (c)	4,136	3,393
Bank overdrafts (d)	(166)	(346)

Liquidity position (a)+(b)+(c)+(d)	12,888	13,916
(1)	This syndicated credit line was entered into on June 22, 2004, and was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see note 22.2).

France Telecom’s debt ratings

At December 31, 2005, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Moody’s, having already raised France Telecom’s long-term debt rating on February 23, 2005 from Baa2 to Baa1, further upgraded the rating to A3 on June 30, 2005. The short-term rating remains unchanged at P2. On March 24, 2005, Fitch increased France Telecom’s short-term rating from F2 to F1.

A portion of the debt (€11.3 billion of the outstanding balance at December 31, 2005) includes step-up clauses. This amount does not include the TDIRAs, the step-up clauses in respect of which are described in Note 21.2.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €23 million before tax for 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s upgrading of France Telecom’s rating on June 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of the Moody’s rating upgrade is estimated at €28 million before tax for 2005.

24.4 MANAGEMENT OF COVENANTS

■	Commitments with regard to financial ratios

At December 31, 2005, neither France Telecom SA nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

However, the Group remains bound by the following commitments:

-	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (notably gearing and interest cover ratios with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

-	In respect of its 2003 bank financing contract, Amena must comply with the following ratios:

-	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 4.25 at December 31, 2005; 5.25 at June 30, 2006; and 6.00 at December 31, 2006 and beyond (EBITDA as defined in the contracts);

-	a net financial debt to EBITDA ratio equal to or greater than 4.00 at December 31, 2005; 3.50 at June 30, 2006; and 3.00 at December 31, 2006 and beyond (net financial debt and EBITDA as defined in the contracts).

At December 31, 2005, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 32), was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 and January 2005 (see Notes 4 and 32), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in credit standing

Most of France Telecom’s financing agreements, including, in particular, the new €8 billion syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change in the credit standing of the borrower. When such clauses exist, accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

24.5 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, marketable securities and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of non-performance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and equity. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

24.6 MARKET RISK ON SHARES

At December 31, 2005, France Telecom SA had no options to purchase its own shares.

NOTE 25 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal methods and assumptions used to estimate the fair value of financial instruments are described below.

For cash and cash equivalents and trade receivables and payables, France Telecom considers their carrying amount to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market values of non-consolidated investments in quoted companies and listed marketable securities have been estimated based on quoted market prices at the year-end. Other securities are measured using available information based on factors such as transaction value, discounted future cash flows and comparable multiples (see Notes 16 and 17).

The market value of long-term and short-term debt was determined using:

-	the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

-	the quoted market value for convertible, exchangeable and indexed bonds.

(in millions of euros)	At
	December 31, 2005		December 31, 2004
	Book value	Estimated fair value	Book value	Estimated fair value
Long-term loans(1)	42,636	47,105	50,236	55,790
Bank overdrafts and short-term borrowings, excluding accrued interest(1)	9,193	9,305	4,037	4,027
Accrued interest on borrowings	1,396	1,396	1,172	1,172
Total	53,225	57,806	55,445	60,989
(1)	Fair values are presented net of accrued interest (except as regards derivatives).

NOTE 26 - EMPLOYEE BENEFITS

26.1 KEY FIGURES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Pensions and other similar obligations	744	707
Other employer-related payables and payroll taxes due(1)	1,698	1,903

Total employee benefit obligations	2,442	2,610

- Of which non-current	679	628
- Of which current	1,763	1,982
(1)	Mainly comprises provisions for paid leave and payroll taxes payable.

26.2	PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFIT OBLIGATIONS

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.1.21).

Post-employment benefits include:

-	benefits other than pensions;

-	retirement bonuses;

-	other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

The expense recognized in connection with the defined contribution plans totaled €1,228 million in 2005 (€1,237 million in 2004), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom’s personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing over 70% of France Telecom’s liability) are as follows:

-	a long-term discount rate of 4%, and a medium-term discount rate of 3.5%;

-	a long-term inflation rate of 1.5% to 2% depending on the country;

-	average expected long-term increase in salaries of 2%;

-	expected return on plan assets of 3%.

The table below provides details on the movements in value of these commitments:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Benefit obligation at the beginning of the year	301	259	206	252	1,018	937
Service cost	20	15	14	13	62	42
Interest cost	12	11	9	3	35	39
Employee contributions	6	–	–	–	6	6
Amendments	–	(13)	20	(34)	(27)	(5)
Curtailments/settlements	–	–	(6)	(2)	(8)	(50)
Actuarial losses/(gains)	16	33	(6)	7	50	87
Benefits paid	(11)	(19)	(22)	(19)	(71)	(49)
Changes in the scope of consolidation	–	–	–	–	–	–
Acquisitions/disposals	–	4	–	26	30	–
Other (exchange differences)	9	4	1	5	19	11

Benefit obligation at the end of the year (A)	353	294	216	251	1,114	1,018

- Of which benefit obligation at the end of the year in respect of employee benefit plans that are wholly or partly funded	350	33	–	–	383	326
- Of which benefit obligation at the end of the year in respect of employee benefit plans that are wholly unfunded	3	261	216	251	731	692

Changes in plan assets break down as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Fair value of plan assets at the beginning of the year	165	1	–	–	166	148
Actuarial return on plan assets	15	–	–	–	15	12
Employer contributions	24	9	1	8	42	24
Employee contributions	6	–	–	–	6	6
Curtailments/settlements	–	–	–	–	–	(1)
Benefits paid	(11)	(9)	(1)	(8)	(29)	(17)
Changes in the scope of consolidation	–	–	–	–	–	(4)
Acquisitions/disposals	–	–	–	–	–	–
Other (exchange differences)	4	–	–	–	4	(2)

Fair value of plan assets at the end of the year (B)	203	1	–	–	204	166

The corresponding provisions at the end-of 2005 are as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Net funded status (A)-(B)	150	293	216	251	910	853
Unrecognized actuarial gains/losses	(51)	(47)	(33)	–	(131)	(97)
Unrecognized prior service cost	–	(36)	1	–	(35)	(49)
Asset ceiling adjustment	–	–	–	–	–	–

Provisions	99	210	184	251	744	707

- Of which current	6	12	15	32	65	79
- Of which non-current	93	198	169	219	679	628

The following table provides a breakdown of the periodic pension cost:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Service cost	20	15	14	13	62	42
Interest cost	12	11	9	3	35	40
Expected return on plan assets	(10)	–	–	–	(10)	(10)
Actuarial (gains)/losses	4	–	1	7	12	1
Amortization of unrecognized prior service cost	–	5	16	(33)	(12)	5
Impact of curtailments/settlements	–	–	(4)	(2)	(6)	(51)
Asset ceiling adjustment	–	–	–	–	–	–

Net periodic pension cost	26	31	36	(12)	81	27

Changes in provisions can be broken down as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Provision at the beginning of the year	96	189	170	252	707	723

Net periodic pension cost	26	31	36	(12)	81	27
Employer contributions	(24)	(1)	–	–	(25)	(24)
Benefits directly paid by the employer	–	(16)	(23)	(19)	(58)	(33)
Changes in the scope of consolidation	–	–	–	–	–	–
Acquisitions/disposals	–	4	–	26	30	–
Other	1	3	1	4	9	14

Provision at the end of the year	99	210	184	251	744	707

NOTE 27 - SHARE-BASED COMPENSATION

27.1 STOCK OPTIONS PLANS

In 2005

-	France Telecom SA set up a stock option plan pursuant to an authorization given by its Ordinary and Extraordinary Shareholders’ Meeting held on September 1, 2004.

-	PagesJaunes SA also set up a stock option plan for its employees in June 2005.

-	Following the acquisition of all of Equant’s assets and liabilities (see Note 4), an indemnity was paid on all Equant options before these were cancelled on May 24, 2005.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees options to purchase shares prior to 2005. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, with details of the various plans.

27.1.1 FRANCE TELECOM

France Telecom’s stock option plan was set up on October 26, 2005 (October 27 in the UK), and had a weighted exercise price of €23.46. If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The options vest in full after a three-year period.

27.1.2 ORANGE

27.1.2.1 Orange liquidity contract

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

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security unavailability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.446 France Telecom SA share for one Orange SA share at December 31, 2005, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom SA as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

Orange stock options covered by the liquidity contract are treated as options to purchase or subscribe for France Telecom SA shares and are considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.446 does not exceed the average annual market price of France Telecom SA shares in 2005 (see Note 30).

During the second half of 2005, and in accordance with the terms and conditions of the liquidity contract, France Telecom SA allocated, at no consideration, options liquidity instruments to holders of Orange options covered by a liquidity contract. These instruments consist of warrants redeemable for cash and/or new or existing France Telecom SA shares, and are aimed at facilitating the issuance, transfer and delivery of France Telecom SA shares subject to liquidity contracts. Options liquidity instruments are share equivalents, and no request for listing has been filed. A total of 81,791,153 options liquidity instruments were allocated to Orange bondholders covered by a liquidity contract, at a rate of one options liquidity instrument for one Orange stock option.

The Orange stock option plans were originally accounted for as equity-settled. From May 2004, France Telecom SA elected to redeem them for cash, and consequently the plans were accounted for as cash-settled. However, since September 2005, and due to the issuance of the options liquidity instruments facilitating the delivery of new or existing France Telecom SA shares and the current decision to deliver new shares, Orange stock option plans have again been accounted for as plans entitling the holder to subscribe to new shares (equity-settled).

27.1.2.2 Description of Orange stock option plans at the grant date

Orange stock option plans can be broken down into four categories: International, France, USA and Sharesave.

The “International” plans (2001, 2002 and 2003) represent a total of 85,693,210 options with terms of ten years, except for Switzerland where the term is twelve years. The vesting period for most of these plans is three years, with options either vesting progressively at a rate of one-third per year over the three-year period, of fully at the end of the vesting period. Certain options have two-year vesting periods, and others have individually defined vesting periods.

The “France” plans (2001, 2002 and 2003) represent a total of 45,983,363 options with terms of 10 years. The options under most of these plans vest in full after a three-year vesting period. However, certain plans have individually defined vesting periods.

The “USA” plans (2001, 2002 and 2003) represent a total of 3,621,755 options with terms of 10 years. The options under most of these plans vest progressively over a period of approximately 40 months (30% after approximately 15 or 16 months and an additional 17.5% per six-month period thereafter). However, certain options granted under the 2001 plan have a five-year vesting period with options vesting at a rate of 20% per annum.

The “Sharesave” plans, which concern the United Kingdom and the Netherlands, have an exercise period of six months from the vesting date. The exercise price for the UK plans is denominated in pounds sterling. The 4,037,379 options granted under the UK SAVE – 5 year (2001) plan vest after approximately 5 years. The 5,839,507 options granted under the UK SAVE – 3 year (2001, 2002 and 2003) plans, and the 232,186 options granted under the Netherlands SAVE – 3 year plans, vest after approximately three years.

The Group’s consolidated subsidiaries Mobistar and ECMS (Mobinil) have also set up the following respective stock option plans:

-	Mobistar: 849,883 stock subscription options granted in 2000, which have been fully vested since July 2005.

-	ECMS: 493,750 stock options granted in 2003 with terms of seven years, and that vest after three years.

27.1.3 WANADOO

In connection with the purchase of the minority shares in Wanadoo, France Telecom undertook to guarantee the liquidity of the shares issued following the exercice of Wanadoo stock options. This commitment resulting in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom SA in September 2004, at a ratio of 7 France Telecom SA shares for 18 Wanadoo SA shares, subject to adjustments that may be made further to subsequent financial transactions.

Wanadoo’s 2000, 2001, 2002 and 2003 stock option plans can be broken down into two categories: plans for French employees, representing a total of 30,630,000 options allocated, and those for UK employees (Wanadoo UK – formerly Freeserve), representing 8,475,327 options granted. All these plans have 10-year terms and are equity-settled, although they were temporarily cash-settleable from March 9, 2004 through September 1, 2004.

For French employees, the stock options vest in full after three years (or five years for the 2000 plan). In addition, the exercise of the options granted under the 2000 and 2001 plans is subject to a number of performance conditions relating to the underlying shares and operating results. Stock options granted under the UK plans vest progressively over a period of approximately three years (50% after 2 years, and 50% after 3 years).

27.1.4 EQUANT

Equant set up several stock option plans in 2001, 2002, 2003 and 2004, representing a total of 8,554,118 options granted. All of these plans were equity-settled and had ten-year terms. The vesting period for most of the plans was three or four years (one third per year for three years or a quarter per year for four years). Just one stock option plan was granted in 2005, which represented a total of 98,133 options with an exercise price of €4.27, and vested immediately.

All Equant options were vested in advance of term on February 9, 2005. Options unexercised at that date were indemnified before being cancelled on May 24, 2005.

27.1.5 PAGESJAUNES

PagesJaunes’ stock option plan was set up on June 28, 2005, and had an exercise price of €19.30. These options are equity-settled with ten-year terms, and vest in full after a three-year period.

27.1.6 MOVEMENTS IN STOCK OPTION PLANS DURING THE YEAR

Details of the stock option plans granted to France Telecom Group employees can be summarized as follows for the 2005 and 2004 financial years:

	Year ended December 31, 2005
France Telecom stock option plan	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	–	–
Granted	14,516,445	€23.46
Exercised	–
Cancelled, returned, lapsed,	–
Options outstanding at the end of the year	14,516,445	€23.46

Orange stock option plan	Year ended December 31, 2005		Year ended December 31, 2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	98,938,143	€8.77	115,054,616	€8.72
Granted	–	–	–	–
Exercised	(19,745,686)	€8.67	(8,546,003)	€7.76
Cancelled, returned, lapsed	(3,428,937)	€8.60	(7,570,470)	€9.05
Options outstanding at the end of the year	75,763,520	€8.80	98,938,143	€8.77

Mobistar stock option plan	Year ended December 31, 2005			Year ended December 31, 2004
	Number of options		Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	255,826		€34.15	778,770	€34.15
Granted	–		–	–	–
Exercised	(237,866)		€34.15	(517,520)	€34.15
Cancelled, returned, lapsed	137	(1)	€34.15	(5,424)	€34.15
Options outstanding at the end of the year	18,097		€34.15	255,826	€34.15

Mobinil stock option plan	Year ended December 31, 2005			Year ended December 31, 2004
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	493,750	€6.10		493,750	€6.10
Granted	–	–		–	–
Exercised	–	–		–	–
Cancelled, returned, lapsed	–	–		–	–
Options outstanding at the end of the year	493,750	€5.35	(2)	493,750	€6.10

France Telecom stock option plan (former Wanadoo plan)	Year ended December 31, 2005			Year ended December 31, 2004
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	10,285,794	€19.71		32,326,955	€7.41
Granted	–	–		–	–
Converted into FT options (7/18ths)	–	–		12,554,718	€19.06
Additional options based on the purchase ratio	31,161	€20.49	(3)	–	–
Exercised	(1,630,683)	€14.93	(3)	(1,825,516)	€15.41
Cancelled, returned, lapsed	(255,170)	€20.04	(3)	(443,408)	€18.96
Options outstanding at the end of the year	8,431,102	€20.55		10,285,794	€19.71

PagesJaunes stock option plan	Year ended December 31, 2005
	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	–	–
Granted	3,796,800	€19.30
Exercised	–	–
Cancelled, returned, lapsed	(39,800)	€19.30
Options outstanding at the end of the year	3,757,000	€19.30
(1)	This item corresponds to the cancellation of 275 options, less the restoration of 412 options that were cancelled in 2004 for employees on secondment within the Group.
(2)	The weighted exercise price in Egyptian pounds remains unchanged (EGP 36.06)
(3)	The weighted exercise price shown includes the adjustment to the exercise price following the capital increase of September 26, 2005.

Options outstanding at the end of the year:

	Year ended December 31, 2005
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range		Number of options exercisable at year-end
France Telecom stock option plan	14,516,445	118	€23.46 –	€23.48	–
Orange stock option plans (France)	75,763,520	68	€4.48 –	€10.00	54,506,222
Mobistar stock option plan	18,097	30	€34.15		18,097
Mobinil stock option plan	493,750	59	€5.35		0
France Telecom stock option plans (former Wanadoo plans)	8,431,102	74	€13.84 –	€48.70	6,483,843
PagesJaunes stock option plan	3,757,000	114	€19.30		–

	Year ended December 31, 2004
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range		Number of options exercisable at year-end
Orange stock option plans	98,938,143	79	€4.48 –	€10.00	42,967,615
Mobistar stock option plan	255,826	41	€34.15		66,465
Mobinil stock option plan	493,750	71	€6.10		0
France Telecom stock option plans (former Wanadoo plans)	10,285,794	85	€13.89 –	€48.86	3,532,307
Equant stock option plans	7,792,907	–	€3.28 –	€30.00	3,483,831

27.1.7 FAIR VALUE OF OPTIONS GRANTED AND OPTIONS REMEASURED DURING THE YEAR

France Telecom has measured the fair value of goods or services received from employees during the year based on the fair value of the equity instruments granted. Equant, France Telecom and PagesJaunes issued stock options in 2005, but no other equity instruments were granted during the year.

All the fair values of the stock options granted in 2005 were calculated using a binomial model which reflects the expected behavior of grantees and also assumes that all the options will be exercised once the value of the underlying shares reaches twice the exercise price.

The expected volatility has been established based on a multi-criteria analysis using the implicit volatility of financial instruments at the measurement date, the historical volatility for the year preceding the measurement date, the historical volatility over the longest available period preceding the measurement date, and, for the France Telecom options, for the period between mid-May 2003 and the measurement date.

France Telecom does not base its valuations solely on past experience without analyzing whether such experience represents a reasonable indicator of future expectations.

At the grant date of the options liquidity instruments, the weighted fair value of outstanding Orange options was revalued at €3.05. This revaluation does not concern Mobistar or ECMS.

The weighted average fair value of options granted or amended during the year is shown per plan type in the table below:

Weighted average fair value
France Telecom stock option plan	€4.06
Orange stock option plans	€3.05
Equant stock option plans	€4.52
PagesJaunes stock option plan	€1.68

The assumptions used to measure fair value are as follows:

Key assumptions	FT SA plan	Orange plans	Equant plans	PagesJaunes plan
Price of underlying at the grant date	€23.07	€11.15 (1)	€4.27	€19.00
Exercise price	€23.46	€8.79	€4.27	€19.30
Expected volatility	22.00%	25.00%	65.00%	15.00%
Option term (contractual or expected)	10 years	5.9 years	10 years	10 years
Turnover rate (annual)	1.50%	6.94%	0.00%	2.00%
Expected dividend payout rate	4.00%	4.00%	0.00%	5.00%
Risk-free yield	3.00%	2.59%	3.50%	2.75%
(1)	Price of the underlying after the application of the exchange ratio of 0.446 France Telecom SA share for one Orange SA Share.

(in millions of euros)	December 31, 2005		December 31, 2004
	Expense for the year	Liability recognized	Expense for the year	Liability recognized
Cash-settled plans(1)
Orange stock option plans(2)	–	–	94	285
Equity-settled plans
Orange stock option plans	32	–	–	–
Mobistar stock option plan	–	–	4	–
Equant stock option plans	9	–	11	–
Former Wanadoo stock option plans	12	–	27	–
France Telecom stock option plan	3	–	–	–
Other stock option plans	2	–	–	–

Total	58	–	136	285
(1)	The intrinsic value of stock options vested at December 31, 2004 totaled €52 million.
(2)	The €94 million expense for the year represents €67 million in amortization of the fair value of options at the grant date, and an additional €27 million subsequent to the year-end remeasurement at fair value.

27.2 EMPLOYEE SHARE OFFERS

For the following operations, the Group measured the benefits granted to current and former employees at their fair value at the grant date, assuming a risk-free yield of approximately 2.2% (compared with 2.7% at December 31, 2004).

27.2.1 OFFER BY THE FRENCH STATE IN 2005

Following the June 9, 2005 sale by the French State of 152.2 million of its France Telecom shares, representing 6.2% of the capital of France Telecom, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of France Telecom Group. The share offer related to 16.9 million shares, representing 0.68% (undiluted) of the total number of shares making up the share capital of France Telecom SA at June 30, 2005.

The unit price of the shares was set at €19.79, corresponding to 80% of the sale price under the private placement with investors (€22.55).

The subscription period ran from September 15 through September 27, at the end of which 16.7 million shares had been purchased. The shares were delivered and paid for on November 7, 2005.

The expense recognized in respect of this operation amounts to €120 million.

27.2.2 SHARE OFFERS IN 2004

In the 2004 income statement, the effect is an additional charge of (i) €247 million in respect of the State’s share offer and (ii) €16 million in respect of the PagesJaunes rights issue.

■	Offer by the French State in 2004

Following the September 7, 2004 sale by the French State of 267.7 million of its France Telecom shares, representing 10.85% of France Telecom’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 through December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

■	PagesJaunes 2004 share offer

Following the sale of shares to outside investors in July 2004, PagesJaunes carried out a share issue for France Telecom employees. A total of 4.7 million shares were purchased by employees.

NOTE 28 - PROVISIONS

28.1 PROVISIONS BREAK DOWN AS FOLLOWS:

(in millions of euros)	Note	At December 31, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments(1)	At December 31, 2005
Early retirement plans	28.2	3,518	182	(887)	–	97	–	2,910
Other employment termination benefits	28.2	16	5	(5)	–	–	–	16
MobilCom		80	–	–	(53)	–	–	27
Restructuring provisions	28.3	212	150	(150)	(6)	4	50	260
Provisions for claims and litigation	33	424	127	(39)	(242)	–	31	301
Provisions for dismantling and restoring sites	28.4	340	–	(10)	(2)	15	122	465
Other provisions		602	163	(228)	(76)	3	49	513

Total provisions		5,192	627	(1,319)	(379)	119	252	4,492

- Of which non-current		3,249	274	(975)	(23)	119	1	2,645
- Of which current		1,943	353	(344)	(356)	–	251	1,847
(1)	Changes in scope relate mainly to Amena in an amount of €206 million.

28.2 PROVISIONS FOR EMPLOYMENT TERMINATION BENEFITS

Provisions for employment termination benefits (see Note 2.1.21) consist of:

-	early retirement plans in France for civil servants and employees under contract;

-	other termination benefits.

The assumptions used are as follows:

-	short-term discount rate: 3%

-	inflation rate: 2%

-	average rate of salary increase: 2%

-	success rate of the early retirement plan: 96%

The table below provides details of movements in the value of these commitments:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Benefit obligations at the beginning of the year	3,518	16	3,534	4,176
Service cost	–	–	–	–
Interest cost	97	–	97	149
Employee contributions	–	–	–	–
Amendments	–	–	–	–
Curtailments/settlements	–	–	–	–
Actuarial losses/(gains)	182	5	187	9
Benefits paid	(887)	(5)	(892)	(800)
Changes in the scope of consolidation	–	–	–	–
Acquisitions/disposals	–	–	–	–
Other (exchange differences)	–	–	–	–

Benefit obligations at the end of the year: (A)	2,910	16	2,926	3,534

- Of which benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	–	–	2,926	–
- Of which benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	2,910	16	2,926	3,534

There are no plan assets associated with termination benefits.

Net periodic pension cost:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Service cost	–	–	–	–
Interest cost	97	–	97	149
Expected return on plan assets	–	–	–	–
Actuarial losses (gains)	182	5	187	9
Amortization of unrecognized past service cost	–	–	–	–
Impact of curtailments/settlements	–	–	–	–
Asset ceiling adjustment	–	–	–	–

Net periodic cost	279	5	284	158

Changes in provisions can be broken down as follows:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Provisions at the beginning of the year	3,518	16	3,534	4,176

Net periodic cost	279	5	284	158
Employer contributions	–	–	–	–
Benefits directly paid by the employer	(887)	(5)	(892)	(800)
Changes in the scope of consolidation	–	–	–	–
Acquisitions/disposals	–	–	–	–
Other	–	–	–	–

Provisions at the end of the year	2,910	16	2,926	3,534

- Of which current	1,014	11	1,025	902
- Of which non-current	1,896	5	1,901	2,632

28.3 RESTRUCTURING PROVISIONS

(in millions of euros)	At December 31, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	At December 31, 2005
Employee termination benefits(1)	14	–	(13)	–	–	(1)	–
Site reorganization costs(2)	63	11	(34)	–	4	2	46
Other	6	–	–	(4)	–	2	4
Sub-total Orange	83	11	(47)	(4)	4	3	50

Employee termination benefits(3)	8	2	(1)	–	–	1	10
Site reorganization costs(4)	34	–	–	–	–	5	39
Sub-total Equant	42	2	(1)	–	–	6	49

Employee termination benefits(5)	37	1	(33)	–	–	1	6
Sub-total TP Group	37	1	(33)	–	–	1	6

Employee termination benefits(6)	14	17	(9)	–	–	–	22
Site reorganization costs(7)	30	23	(29)	–	–	5	29
Other(8)	–	83	(20)	–	–	–	63
Sub-total France Telecom SA	44	123	(58)	–	–	5	114

Other(9)	–	–	(6)	–	–	33	27
Sub-total Amena Group	–	–	(6)	–	–	33	27

Other entities	6	13	(5)	(2)	–	2	14

Total	212	150	(150)	(6)	4	50	260

(1)	At December 31, 2004, these provisions related to:
-	332 employee terminations in the UK (of which 131 managers and 201 non-managerial staff);
-	40 employee terminations in France (of which 1 manager and 39 non-managerial staff).
(2)	At December 31, 2005, this item mainly relates to future losses on real estate leasing contract.
(3)	At December 31, 2005, this item principally covers planned employee termination costs for Equant personnel.
(4)	At December 31, 2005, this item concerns costs related to leased property that has become vacant.
(5)	At December 31, 2005, this item mainly covers planned employee termination costs relating to TP Group, affecting 3,000 employees in 2005.
(6)	At December 31, 2005, this item mainly corresponds to departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32).
(7)	At December 31, 2005, this item concerns costs related to leased property that has become vacant.
(8)	At December 31, 2005, this item relates to contributions to the Works’ Committee in respect of early retirement plans.
(9)	The provision booked at December 31, 2005 mainly corresponds to the renegotiation of the network user contract with Amena.

28.4 PROVISIONS FOR DISMANTLING AND RESTORING SITES

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2005, the provision booked for dismantling and restoring sites mainly covered costs relating to:

-	restoring mobile telephony antennae sites: €226 million (€137 million in 2004);

-	dismantling telephone poles: €165 million (€140 million in 2004);

-	dismantling public telephones: €59 million (€40 million in 2004); and

-	dismantling terminals: €10 million (€13 million in 2004).

28.5 IMPACT OF PROVISION CHARGES FOR THE YEAR AND REVERSALS OF UNUSED PROVISIONS

(in millions of euros)	Year ended December 31, 2005
	Charge for the year	Reversals of unused provisions	Other	Total
Gross operating margin	259	(363)	–	(104)
Operating income	596	(369)	–	227
Net income before income tax and minority interests	627	(379)	–	248

NOTE 29 - OTHER LIABILITIES AND DEFERRED INCOME

29.1 OTHER NON-CURRENT LIABILITIES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Cable network access fees(1)	705	531
Licenses(2)	256	203
Deferred gains and losses on securities(3)	126	383
Other	144	222

Total	1,231	1,339
(1)	This amount rose in 2005 due to the disposal of Group cable network activities (see Note 4).

(2)	This item mainly comprises the deferred payment on TP Group’s UMTS license.
(3)	At December 31, 2004, this amount mainly included €308 million in deferred gains in respect of the disposal of shares in Tower Participations SAS, recognized in 2005 (see Notes 4, 8 and 15).

29.2 OTHER CURRENT LIABILITIES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
VAT payable	1,099	1,097
Taxes other than on income(1)	391	320
Employee share offers(2)	156	448
Submarine cable management consortium(3)	117	89
Cable network access fees	52	35
Other	377	699

Total	2,192	2,688
(1)	Mainly business and training taxes.
(2)	This item corresponds to the amount payable by France Telecom SA to the French State in connection with share offers reserved for current and former employees (see Notes 18 and 27).
(3)	This line relates to amounts payable to other operators in a submarine cable management consortium (see Note 18).

29.3 DEFERRED INCOME

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Prepaid telephone cards	687	564
Service access fees	1,100	1,102
Advertising revenue from telephone directories	585	524
Deferred revenue	1,340	1,380
Other	43	–

Total	3,755	3,570

NOTE 30 - EQUITY

At December 31, 2005, the share capital of France Telecom amounted to €10,412,239,188, comprising 2,603,059,797 ordinary shares with a par value of €4 each. For the year ended December 31, 2005, the weighted average number of ordinary shares outstanding amounted to 2,503,350,896, and the weighted average number of ordinary and dilutive shares stood at 2,686,117,216.

At December 31, 2005, the French State owned directly, and indirectly through ERAP, 32.45% of France Telecom’s share capital.

30.1 CHANGES IN SHARE CAPITAL

During 2005:

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 22, 2005, the Board of Directors has the authority, for a period of 26 months, to proceed with the issuance, with or without preferred subscription rights for shareholders, of ordinary shares and instruments giving access to France Telecom share capital, including in the event of a public offer launched by France Telecom. The same meeting voted to renew the Board’s authority to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The Board was also authorized to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange share subscription options covered by liquidity contracts. The maximum share issues that may be carried out in the immediate or long term under these authorizations was set at €8 billion.

The resolutions voted also authorized the following:

-

As part of the acquisition of nearly 80% of Spanish mobile operator Amena (see Note 4), on August 31, 2005 France Telecom carried out a capital increase of €3,020 million (including additional paid-in capital) through the issuance of 133,439,454 new shares, and granted, without consideration, one equity warrant (BSA) per share held on August 31, 2005. These warrants granted bearers the right, for every 37 warrants held, to subscribe to 2 new shares in France Telecom at a unit price of €22.63. This operation was subject to an information memorandum approved by the French stock exchange regulatory authority (Autorité des marchés financiers – AMF) on August 31, 2005 under visa no. 05-666. The shares were delivered and paid for on September 26, 2005. The cost of the issue was included in additional paid-in capital for an amount of €63 million.

-	France Telecom has carried out capital increases by creating 2,286,917 shares, including 1,630,683 shares underlying the subscription options for Wanadoo shares transferred to France Telecom, and 656,234 shares underlying the options liquidity instruments held by Orange stock option holders. The creation of 826,954 new shares was noted by the Board of Directors on July 27, 2005, and the remainder on January 26, 2006.

During 2004:

-	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

-	On April 29, 2004, France Telecom issued 64,796,795 new shares as consideration for the Wanadoo shares mixed public tender and exchange offer.

-	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options transferred to France Telecom between September 27, 2004, and December 31, 2004. This capital increase was noted by the Board of Directors on January 26, 2005.

30.2 TREASURY SHARES

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 authorized, for a period of 18 months running from the date of the meeting to October 22, 2006, a share buyback program approved by the French stock market regulatory authority on April 6, 2005, under visa no. 05-220, for up to 10% of France Telecom’s capital.

France Telecom SA did not purchase any shares in 2005 under this authorization, and therefore held no treasury shares at December 31, 2005.

On December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

30.3 EARNINGS PER SHARE

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share.

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Net income used for calculating basic earnings per share	5,709	3,017
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for shares (TDIRAs)(1) and (2)	190	–
- OCEANE bonds(2)	12	4
- Orange liquidity contract(3)	(1)	–

Net income used for calculating diluted earnings per share	5,910	3,021
(1)	Perpetual bonds redeemable for France Telecom shares (TDIRAs) were considered as anti-dilutive instruments at December 31, 2004, and were therefore excluded from the calculation of diluted earnings per share at that date. However, TDIRAs are considered dilutive at December 31, 2005.
(2)	See Note 21.
(3)	See Note 27.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share.

(number of shares)	Year ended
	December 31, 2005	December 31, 2004
Weighted average number of ordinary shares outstanding – basic	2,503,350,896	2,444,046,190
Perpetual bonds redeemable for shares (TDIRAs)(1) and (2)	129,514,587	–
OCEANE bonds(2)	44,591,205	14,648,679
Orange liquidity contract(3)	5,850,735	10,605,877
Wanadoo stock options transferred(3)	2,809,793	4,627,930
France Telecom SA stock options(3)	–	–

Weighted average number of shares outstanding – diluted	2,686,117,216	2,473,928,676
(1)	At December 31, 2004, TDIRAs represented 132,601,144 shares.
(2)	See Note 21.
(3)	See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

30.4 DIVIDENDS

France Telecom’s Ordinary Shareholders’ Meeting, held on April 22, 2005, decided to pay France Telecom shareholders a cash dividend in respect of 2004 of €0.48 per share outstanding on the date of said meeting. The dividend was paid on June 3, 2005.

During 2004, France Telecom’s Shareholders’ Meeting approved the payment of an amount of €0.25 for each France Telecom share outstanding at the date of said meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The payment was made on May 7, 2004.

30.5 TRANSLATION ADJUSTMENT

The primary contribution to the €1,380 million total increase in equity recorded under “Translation adjustment” at December 31, 2005 came from Orange UK (€628 million).

Out of the total €1,380 million increase, €730 million concerns goodwill, including €478 million relating to Orange UK.

The primary contribution to the €548 million total increase in equity recorded under “Translation adjustment” at December 31, 2004 came from TP Group (€643 million).

Out of this €548 million total increase, €397 million concerns goodwill, including €373 million relating to TP Group.

30.6 EQUITY AND LIABILITY COMPONENTS OF HYBRID DEBT

France Telecom holds financial instruments that contain both liability and equity components. In accordance with current accounting policies, these two components have been accounted for separately.

The equity component of the Group’s outstanding hybrid debt can be analyzed as follows:

(in millions of euros)	At
Financial instruments	December 31, 2005	December 31, 2004
Perpetual bonds redeemable for shares (TDIRAs)(1)	1,215	1,236
OCEANE bonds	97	97

Total	1,312	1,333
(1)	In September 2005, TDIRAs were redeemed for a nominal amount of €243 million, including €21 million relating to the equity component of the hybrid debt (see Note 21).

The deferred tax liability, excluding the amortized cost impact, in respect of the equity component of the hybrid debt is as follows:

-	at 31 December 2005: €418 million for the TDIRAs and €32 million for the OCEANE bonds;

-	at 31 December 2004: €425 million for the TDIRAs and €32 million for the OCEANE bonds.

30.7 GAINS AND LOSSES RECOGNIZED DIRECTLY IN EQUITY

30.7.1 AFS RESERVE

The available-for-sale assets reserve (AFS) amounted to:

-	at December 31, 2005, €123 million, mainly relating to Bull shares (€87 million);

-	at December 31, 2004, €124 million, mainly relating to Bull shares (€41 million) and Intelsat shares (€41 million).

30.7.2 CASH FLOW RESERVE

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow reserve.

-	At December 31, 2005, the cash flow reserve amounted to a negative €200 million (€192 million attributable to FT SA and €8 million relating to TP SA).

The negative €192 million attributable to France Telecom SA can be analyzed as follows:

-	cash flow hedges, amounting to €(139) million, relating to the effective portion of cross currency interest rate swaps;

-	equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(53) million, which are being amortized over the residual life of the original hedged liability;

-	deferred taxes relating to this cash flow reserve amounting to €66 million.

-	At December 31, 2004, the cash flow reserve amounted to a negative €161 million (€155 million attributable to FT SA and €6 million relating to TP SA).

The negative €155 million attributable to France Telecom SA can be analyzed as follows:

-	cash flow hedges, amounting to €(75) million, relating to the effective portion of cross currency interest rate swaps;

-	equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(80) million, which are being amortized over the residual life of the original hedged liability.

30.8 MINORITY INTERESTS

30.8.1 MINORITY INTERESTS ON THE INCOME STATEMENT

At December 31, 2005, net income attributable to minority interests relates mainly to TP Group for an amount of €294 million, Mobistar for €132 million, and PagesJaunes for €121 million.

At December 31, 2004, net income attributable to minority interests related mainly to TP Group for an amount of €189 million, Mobistar for €122 million, and Equant for €(244) million.

30.8.2 DIVIDENDS

At December 31, 2005, dividends paid out to minority shareholders mainly concerned PagesJaunes (€119 million), ECMS (€65 million) and Mobistar (€63 million).

At December 31, 2004, dividends paid out to minority shareholders mainly concerned ECMS in an amount of €(51) million.

30.8.3 MINORITY INTERESTS REFLECTED ON THE BALANCE SHEET

At 31 December 2005, minority interests related mainly to TP Group for an amount of €1,868 million, Amena for €569 million, Mobistar for €369 million, and PagesJaunes for €186 million.

At December 31, 2004, minority interests related mainly to TP Group for an amount of €2,146 million, Equant for €393 million, Mobistar for €304 million, and PagesJaunes for €145 million.

NOTE 31 - ADDITIONAL CASH FLOW DISCLOSURES

The principal transactions during the financial year 2005 that did not impact cash flow are described below.

31.1 DECONSOLIDATION OF FRANCE TELECOM’S CARRYBACK RECEIVABLE IN RESPECT OF 2001

In December 2001, France Telecom sold its carryback receivables to a credit institution. These items were recognized in respect of 2000 and 2001, and were booked on the balance sheet in “Other non-current financial assets and derivatives”, with a contra-entry in financial debt. Following an amendment to the sale contract in June 2005, the carryback receivable recognized in respect of 2001 was removed from the balance sheet, leading to: (i) a decrease in “Other non-current financial assets and derivatives” for the face value of the receivable, i.e. €1,471 million (see Note 17); (ii) a decrease in net financial debt for the amount of the debt on the transaction date, i.e., €1,324 million (see Note 19); and (iii) the recognition of an interest expense of €147 million (see Note 10).

31.2 EXCHANGE OF SONAECOM SHARES

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix for shares in the parent company Sonaecom (see Notes 4 and 8). The shares exchanged were valued at €250 million.

31.3 DELIVERY OF STMICROELECTRONICS SHARES

France Telecom redeemed bonds exchangeable for STMicroelectronics shares by delivering STMicroelectronics shares on August 11, 2005 (see Notes 4, 8, 15, 21 and 32). The shares exchanged were valued at €366 million.

NOTE 32 - OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2005, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides details of estimated future payments under commitments outstanding at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

(in millions of euros)	Payments due by maturity at December 31, 2005
	Note	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Gross financial debt	19	53,225	10,589	12,484	8,659	21,493
o/w: Credit line drawdowns(1)	22	3,834	918	1,395	1,362	159
Bonds convertible, exchangeable and redeemable into shares and TDIRAs(2)	21	4,909			1,074	3,835
Finance leases	19	1,703	40	122	286	1,255
Commitments to purchase minority interests (put options)(3)	19	73	49			24
Amena price guarantee	4	258			258
Early retirement plans	28	3,089	976	1,364	679	70
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs	30	1,312			97	1,215

Total		57,626	11,565	13,848	9,435	22,778

(1)	Before accounting for the impact of financial instruments.
(2)	Maximum amounts assuming no conversion or exchange.
(3)	At December 31, 2005, this item mainly reflected the commitment to purchase 0.61% of Amena, and at December 31, 2004, the commitments to purchase minority interests in Orange Slovensko and Orange Dominicana (see Note 4).

32.1 INVESTMENT, PURCHASE AND LEASING COMMITMENTS

(in millions of euros)		Payments due by maturity at December 31, 2005
	Note	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Operating lease commitments(1)	32.1.1	7,097	1,084	2,038	1,740	2,235

Investment commitments	32.1.2
- TP Group investments		1,556		1,556
- Other investments(2)		1,167	746	413	3	5

Commitments related to the purchase and leasing of goods and services(3)	32.1.3	3,469	1,719	907	389	454

Total		13,289	3,549	4,914	2,132	2,694
(1)	Including €714 million in respect of Amena.
(2)	Including €383 million in respect of Amena.
(3)	Including €206 million in respect of Amena.

32.1.1 COMMITMENTS RELATED TO LEASES

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2005:

(in millions of euros)	At December 31, 2005
	Finance leases(1)	Operating leases(2)
2006	126	1,084
2007	128	1,041
2008	133	997
2009	150	933
2010	159	807
2011 and beyond	1,564	2,235

Total minimum future lease payments	2,260	7,097

Less interest payments	(557)	–

Net present value of minimum commitments	1,703	7,097
(1)	Included in liabilities (see Note 19).
(2)	Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, France Telecom undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €298 million at December 31, 2005.

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2005 amounted to €1,147 million (€1,113 million for the year ended December 31, 2004).

32.1.2 INVESTMENT COMMITMENTS

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities.

France Telecom may also be required to pay further fixed or variable user fees on expiry of these licenses.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand the network coverage of broadband Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require investments by France Telecom in future years. These investments, which have not been included in the table above, fall within the scope of the current rollout of the broadband network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

■	TP Group investments

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2005, the amount remaining to be invested by TP Group under this program amounted to €1,556 million (compared to €2,216 million at December 31, 2004).

■	Other investments

Amena is committed to investing €316 million from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain.

Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands, Switzerland, Slovakia, Romania and Spain. At December 31, 2005, these commitments represented an amount of €224 million (€253 million at December 31, 2004).

Within the scope of the National Agreement (“Convention Nationale”) with the French government, and its subsequent amendment, signed respectively on July 15, 2003 and June 13, 2004, Orange France and the two other mobile operators in France undertook to provide network coverage for certain low population zones (so called “white zones”). At December 31, 2005, this commitment represented an amount of €62 million (€86 million at December 31, 2004).

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT – the Vietnamese fixed telephony operator – to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was USD 467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed USD 178 million. After deduction of the investments already made, the residual amount of the commitment is estimated at approximately USD 33 million (€28 million) at December 31, 2005 (USD 78 million, i.e. €57 million, at December 31, 2004).

32.1.3 COMMITMENTS RELATED TO THE PURCHASE AND LEASING OF GOODS AND SERVICES

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2005, relate to the following:

-	the leasing of transmission capacity for an overall amount of €1,457 million, of which €933 million related to satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €210 million;

-	purchases of mobile telephony equipment for an aggregate amount of €360 million; and

-	the outsourcing of customer services amounting to €133 million.

As the financial risks relating to leases are generally offset by revenue generated with the clients, and as purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

32.2 GUARANTEES

(in millions of euros)		Commitments due by maturity at December 31, 2005
	Note	Total/ Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Guarantees given to third parties by France Telecom
- in the ordinary course of business(1)	32.2.1	53	39	2	1	11
- in relation to disposals(2)	32.2.2	1,831	337	832	659	3
- sale of carry-back receivables	32.2.3	235	–	–	235	–
- France Telecom SA QTE leases	32.2.4	1,803	–	168	23	1,612

Total		3,922	376	1,002	918	1,626
(1)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Capped guarantees.

32.2.1 GUARANTEES GIVEN IN THE ORDINARY COURSE OF BUSINESS

France Telecom’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22.

France Telecom provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 (“Assets covered by commitments”). No material guarantees have been granted by France Telecom to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

32.2.2 ASSET AND LIABILITY GUARANTEES GRANTED ON DISPOSALS

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom is subject to standard warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

(in millions of euros)		Guarantee ceilings by maturity at December 31, 2005
	Beneficiary	Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Asset/investment sold
- TDF(1)	Tower Participations and subsidiaries	651			651
- Eutelsat(2)	Eurazeo/BlueBirds	462		462
- Casema(3)	Cable Acquisitions	250		250
- Pramindo Ikat(4)	PT Indonesia	139	139
- Orange Denmark(5)	TeliaSonera	91		91
- Cable activities	Ypso	77	77

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at end-2009), and certain major sites (expiring at end-2006).
(2)	The guarantee given concerns only the ownership of the shares sold.
(3)	Since July 1, 2004, the only asset and liability guarantees outstanding were given in relation to taxation and certain specific guarantees (expiring at end-2008).
(4)	Since August 15, 2004, most guarantees have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.
(5)	Since October 11, 2005, the only asset and liability guarantees outstanding were in relation to taxation and competition law (expiring at end-2007).

32.2.3 SALE OF CARRYBACK RECEIVABLES

As part of the sale of carryback receivables arising from the decision to carry back tax losses for financial years 2000 (€235 million) and 2001 (€1,471 million), France Telecom is subject to a standard clause relating to the existence of receivables sold.

Furthermore, for the 2000 carryback receivables, France Telecom has agreed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a three-year period from June 30, 2006. The same commitments were originally agreed for the 2001 carryback, but are no longer applicable following the signing of a supplemental agreement in June 2005 between France Telecom and the credit institution concerned.

32.2.4 FRANCE TELECOM SA QTE LEASES

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2005, these guarantees represented €1,803 million.

32.3 COMMITMENTS IN RESPECT OF SECURITIES

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt (see above).

32.3.1 COMMITMENTS TO PURCHASE SHARES OF ENTITIES THAT ARE NOT FULLY CONSOLIDATED

At December 31, 2005, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities. At that date, the main commitments concerned TDF and STMicroelectronics NV (see Note 4).

(in millions of euros)	Maximum commitments due by maturity at December 31, 2005
	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Conditional commitments to acquire or subscribe to securities(1)	479				479
(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2005, the principal commitment concerned Mobinil:

■	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the exercise price corresponds to the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with the calculation terms detailed in the shareholders’ agreement. In the event of a change of control, the exercise price corresponds to 115% of the market value. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. On this basis, France Telecom’s maximum commitment would amount to €420 million.

32.3.2 COMMITMENTS TO SELL SECURITIES

At December 31, 2005, there are no firm commitments to sell securities as part of current disposal programs. At December 31, 2004, the main commitments concerned France Telecom’s cable activities, TDF and Intelsat (see Note 4).

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries. At December 31, 2005, France Telecom’s main commitments in this respect were as follows:

■	Sonaecom

The shareholders’ agreements between France Telecom and Portugal-based Sonae, a shareholder of Sonaecom, allow for the exercise of call options by Sonae or put options by France Telecom in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. These options are generally exercisable at a price based on the market price. Their exercise terms and conditions and basis for calculation are defined in the shareholders’ agreement. In the event that Sonae sold more than 80% of its interest in Sonaecom before the end of the three-year period covered by the strategic partnership agreement, France Telecom could be required to sell its own stake at the same price. The reciprocal conditional commitments that existed in respect of Clix, France Telecom and Sonae prior to the exchange of Sonaecom shares (see Note 4) have expired.

■	Ypso

Following the disposal by France Telecom of its cable network activities to the Ypso consortium, France Telecom holds a 20% stake in Ypso. France Telecom’s interest in Ypso is subject to a put option, which may be exercised in part between March 31, 2008 and March 31, 2009, and in full between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom for one year from January 2010. These options expired in January 2006, following France Telecom’s sale of its stake in Ypso (see Notes 4 and 35).

32.3.3 OTHER COMMITMENTS

■	TDF

At the time of the sale of Tower Participations and Tower Participations France on January 27, 2005, the shareholders agreed to share the net gain on their disposal as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to each shareholder’s interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million. This deferred gain was recognized in “Other non-current liabilities” (see Note 29).

■	Eutelsat

In the context of the Eutelsat disposal in 2003, France Telecom entered into an agreement with Eurazeo and the financial investors BlueBirds (20%-owned by France Telecom) related to the preferential distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. In accordance with this agreement, BlueBirds paid a €112 million dividend to France Telecom on July 4, 2005. Given the amount of dividends paid out to other BlueBirds shareholders in 2004 and 2005, the preferential distribution mechanism no longer applies, and the next dividends to be paid will be split proportionately among the shareholders according to their stake. This dividend payment led to the recognition by France Telecom of the deferred gain of €74 million generated on the sale of Eutelsat in 2003.

■	TP SA

In accordance with the agreement signed on October 4, 2004, France Telecom acquired 13.57% of TP SA from Kulczyk Holding during 2004 and 2005 (see Note 4), and on January 18, 2005 paid Kulczyk Holding a lump-sum indemnity of €51 million (see Notes 18 and 24). At December 31, 2005, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56 per share. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over the said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

The Polish State has undertaken to grant a preferential right of purchase to the consortium for up to 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2005, less than 4% of TP SA’s capital was directly held by the Polish government.

32.4 COMMITMENTS RELATING TO EMPLOYEES OTHER THAN PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

■	Commitments relating to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity – paid at the time of the employee’s secondment – intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2005, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €244 million, of which €22 million is covered by a provision at December 31, 2005 (see Note 28).

■	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 871,548 hours at December 31, 2005. The employees concerned have not claimed any of these hours.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements at December 31, 2005.

32.5 ASSETS COVERED BY COMMITMENTS

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2005.

(in millions of euros)		at December 31, 2005	at December 31, 2004
	Note	Total	Total
Assets held under finance leases	32.5.1	693	789
Non-current pledged or mortgaged assets	32.5.2	740	1,410
Collateralized current assets		104	160
Outstanding sold receivables(1)		2,736	2,870

Total(2)		4,273	5,229

Pledged consolidated shares(3)		61	96
(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(2)	Including €118 million corresponding to assets of companies whose shares have been pledged.
(3)	This item relates to Orange Botswana and Orange Dominicana shares, valued on the basis of the percentage of shares pledged, and based on their contribution to consolidated net assets in the Group’s balance sheet.

32.5.1 ASSETS HELD UNDER FINANCE LEASES

The amount of assets held under finance leases includes, notably, €330 million in respect of Orange UK’s in-substance defeasance operation at December 31, 2005 (€298 million in 2004). As part of finance lease agreements concluded in 1995 and 1997, Orange UK deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations. At December 31, 2004, the financial institutions refunded €462 million relating to the 1997 agreement, in respect of which Orange gave a first demand guarantee to the institutions in an amount of €504 million. At December 31, 2005, the financial institutions refunded the €558 million deposit relating to the 1995 agreement, in respect of which Orange gave the institutions a first demand guarantee to the institutions in an amount of €675 million.

32.5.2 NON-CURRENT PLEDGED OR MORTGAGED ASSETS

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

(in millions of euros)	At December 31, 2005
	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,865	0%
Property, plant and equipment, net	22	28,570	0%
Other financial and non-current assets	718	1,506	48%
Other(1)	0	45,330	0%

Total non-current assets	740	94,271	1%
(1)	This item includes net goodwill relating to interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2005, the main pledged assets consisted of:

-	€639 million in cash collateral given in connection with swap contracts, compared with €1,129 million in 2004 (see Note 19.4);

-	€79 million of other financial assets pledged, mainly in the France Telecom SA and FT Marine entities, compared with €138 million in 2004; and

-	€22 million of other property, plant and equipment assets pledged, mainly in relation to Orange Botswana, compared with €143 million in 2004.

NOTE 33 - LITIGATION AND CLAIMS

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

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings, and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties, for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At December 31, 2005, provisions totaling €301 million were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom consideres that providing details of the provisions by litigation would harm the company, thus the information is not provided.

Litigation related to competition law

A number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the French Competition Council (Conseil de la concurrence), plaintiffs generally claim all available sanctions under the law, including penalties and fines that can amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for harm caused by alleged anti-competitive behavior by France Telecom.

European Commission procedures and requests for information

-	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position in applying a predatory pricing policy in the retail broadband Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court of First Instance in Luxembourg. A ruling is expected to be handed down during the first half of 2006.

-	During the first six months of 2004, the European Commission and the French Directorate General for Competition (DGCCRF) carried out investigations at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these investigations were carried out. On October 5, 2005, the French Supreme Court (Cour de cassation) definitively dismissed France Telecom’s appeal against this order.

-

On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to advance its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax

(taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the abovementioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. The Commission announced that it would hand down a decision quantifying the precise amount by November 2004 at the latest. The quantification of the alleged aid has been the subject of discussions between the French government and the European Commission. The Commission staff proposed a new methodology including an indicative calculation falling within the range announced in July 2004. The French authorities challenged the relevance of the method and the reliability of the calculation. Consequently, discussions between the Commission and the French authorities concerning the amount the alleged aid are still ongoing.

France Telecom believes that the special business tax regime does not constitute State aid in any form whatsoever. In fact, this tax regime – established in July 1990 – led to France Telecom being massively overtaxed by more than €1.7 billion. Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal stability recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced. After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission. Finally, in November 2004, Bouygues Télécom and the French association of network operators and telecommunications services (AFORS) lodged appeals against the Commission’s decision relating to the financial measures.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (passif éventuel) as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

-	In December 2005, Bouygues Telecom announced that it had lodged a complaint with the European Commission in relation to alliances among mobile operators in the roaming market. This complaint is aimed, in particular, at the FreeMove alliance, of which Orange is a member.

Procedures with the French competition authorities

-	On November 18, 1998, Numéricâble applied to the Competition Council concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Competition Council. On March 14, 2005, the Competition Council decided to terminate its enquiry, and closed the case.

-

On November 29, 1999, Neuf Telecom filed a complaint with the Competition Council requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (ART) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal (Cour d’appel de Paris) in March 2001, the Competition Council rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively in terms of both the price and the nature of services offered. Neuf Telecom filed with the Competition Council an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom has appealed against this ruling to the French Supreme Court, and a decision is expected to be handed down in the first quarter of 2006.

In parallel, in the context of its ongoing investigation into the substance of the case, on November 8, 2005 the Competition Council found France Telecom guilty of abusing its dominant position and ordered it to pay a fine of €80 million on the grounds of having unfairly restricted access to its local network, thereby distorting competition in the retail and upstream broadband ADSL Internet markets over a period covering November 1999 to September 2002. France Telecom has filed an appeal against this decision with the Paris Court of Appeal.

On June 30, 2005, Neuf Telecom summoned France Telecom on short notice to appear before the Paris Commercial Court (Tribunal de commerce de Paris) claiming €497 million in damages for losses allegedly suffered as a result of France Telecom’s failure to produce an ADSL Connect ATM offer in compliance with the orders of the Competition Council and Paris Court of Appeal. The parties have since settled their dispute.

-	In 1999, T-Online filed a number of complaints with the Competition Council notably accusing France Telecom of abuse of its dominant position in the Internet access market, and requesting the Court to issue injunctions. Following an investigation into the substance of the case, all of the complaints against France Telecom were dismissed by the Court on December 21, 2004. France Telecom and T-Online have since ended all of their outstanding disputes in respect of these matters.

-	On June 25, 1999, the association of operators TENOR filed a complaint with the Competition Council against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Competition Council’s reporting judge. In a decision dated October 14, 2004, the Competition Council ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On April 12, 2005, the Paris Court of Appeal overturned the decision of the Competition Council, and France Telecom was reimbursed for the fine paid to the French Treasury in December 2004. ETNA (formerly TENOR) and the French Minister for the Economy have appealed against this decision to the Supreme Court.

-	In December 2003, Free and Iliad, and subsequently LD Com and Neuf Telecom, applied to the Competition Council claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Competition Council ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Court ordered France Telecom to separately bill video content and ADSL-video services. However, the Competition Council refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Court of Appeal cancelled the injunctions ordered by the Competition Council. On November 8, 2005, the Supreme Court quashed this decision and, consequently, the injunctions ordered by the Competition Council came into effect. The dispute with Neuf Telecom and LD Com has been settled, but is ongoing in respect of Free.

-

On February 2, 2004, Wanadoo was served with notice of an application made by AOL to the French Competition Council relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Competition Council rejected this application for an injunction. In its decision, the Competition Council held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that “Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to broadband Internet services and therefore help to develop Internet services in France.” On

September 16, 2005, the Competition Council ordered that the case be classified, following the European Commission’s decision to take up the case as part of the follow-up on its decision of July 16, 2003.

-	In July 2004, Bouygues Caraibes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Competition Council issued four injunctions against Orange Caraibes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions. An investigation into the substance of the case was opened in December 2005.

-	On December 1, 2005, the Competition Council ordered Orange France to pay a fine of €256 million for engaging in two types of anti-competitive agreement with SFR and Bouygues Télécom which, according to the Competition Council, restricted competition on the mobile telephony market. The mobile operators are charged with exchanging strategic information concerning subscriber databases between 1997 and 2003, and entering into a market share agreement between 2000 and 2002. Orange is challenging the merits of this decision and has filed an appeal against it. Following the decision, consumer associations announced their intention to claim damages from the mobile operators for harm suffered by consumers as a result of this agreement. To date, two private actions have been brought against Orange.

-	Various competition authorities have also initiated inquiries regarding Orange’s market position in certain business sectors:

In France, the Competition Council launched an inquiry in February 2004 further to a complaint filed by the French consumer protection organization UFC – Que Choisir against mobile operators for collective abuse of dominant position with regard to SMS services. This investigation is still in progress. The Competition Council is also investigating a complaint lodged by Bouygues Telecom, originally announced in May 2004, against Orange France and SFR for collective dominance on the residential and mobile markets. Finally, in December 2005, Bouygues Telecom announced that it had filed a complaint against Orange France and SFR, alleging collective dominance on the corporate market.

A decision is expected to be handed down during first-half 2006 on the enquiry by the Swiss Competition Council, commenced at end-2002, into call termination charges. Furthermore, in January 2006, Swisscom Mobile and TDC lodged complaints against Orange CH before the Swiss telecoms regulator, requesting the lowering of call termination charges.

France Telecom is currently unable to predict the outcome of these procedures.

-	TP SA is currently involved in various proceedings initiated by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot currently be determined.

Civil proceedings

-	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

-

In 1992, Group/address (formerly Filetech) has lodged a complaint with the Competition Council for abuse of dominant position on the French market in respect of the use of the France Telecom’s directory databases. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to reverse this decision and a further appeal to the French Supreme Court were rejected. Furthermore, on June 13, 2001, the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases. Group/address is claiming damages of €151.9 million. On January 10, 2006, the Court of Appeal ordered that the case be struck out since, despite several deferrals, Group/address had still not filed the required pleadings. However, Group/address has two years in which to refer the matter back to the court. France Telecom considers that the claims made by Group/address are unfounded.

-	Four proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom under the aegis of the Cooperation Framework Agreement (CFA) of March 23, 2000, which was settled by means of the MobilCom Settlement Agreement (MCSA) on November 20, 2002.

These proceedings have been initiated either by the former MobilCom CEO Gerhardt Schmid (currently facing charges of fraudulent bankruptcy), or by the court-appointed liquidator of his personal bankruptcy, or by associated minority shareholders of MobilCom. On the basis of the alleged improper enforcement of the CFA or German laws on the protection of minority interests, the parties are claiming significant amounts in respect of the alleged harm caused to them, and to other shareholders or MobilCom itself, by France Telecom.

The plaintiffs accuse France Telecom of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of “hidden” or de facto “domination”. Under German commercial law, minority interest holders are protected from such actions.

These four legal proceedings are therefore in substance founded on the same grounds, and are coordinated. These proceedings are described below in chronological order.

The first action was brought in December 2003 before the Kiel Court by Millenium, a company belonging to Ms Schmid-Sindram, who bases her claim on de facto domination. It is currently suspended indefinitely due to the investigation before the German Supreme Court of applications to intervene by three other minority shareholders which had previously been dismissed. The action was originally brought for an amount capped at €1 million in order to limit court fees, but was increased in December 2005 to the maximum amount of damages initially announced, doubled by a further action before the same court, for a total amount of €5.41 billion, excluding interest, in respect of the combined losses of MobilCom and Millenium.

A second action was brought in December 2003 before the Flensburg Court by Ms Schmid-Sindram and Mr Marek. On the basis of the same principle, they requested the judge calculate and allocate to the minority shareholders fair compensation for the harm suffered due to the official (declared) “dominant” relationship one of the shareholders had over the company. No specific amount has therefore been requested in relation to this case. However, the plaintiffs are suggesting that the evaluation of damages be based on €183 per share, i.e. the difference between the theoretical price that MobilCom shares would have reached at the time of the events (€200), and the current share price of €17. This figure multiplied by the number of shares held by plaintiffs (6.8 million) would amount to a total theoretical risk of €1.24 billion. If this ratio was applied to all MobilCom shareholders (excluding France Telecom), the basis for the calculation would be 47.1 million shares, i.e. €8.6 billion. The Flensburg Court rejected the plaintiffs’ claims on August 12, 2005 as unfounded, on the grounds that no “domination” agreement existed in this particular case. The plaintiffs have lodged an appeal before the Schleswig-Holstein Court of Appeal.

A third case was filed in December 2004 before the Schleswig Court by Ms Schmid-Sindram. As in the Millenium case, it is based on the allegation of de facto “domination”. Summary proceedings were initiated for an amount of €50,000, but the case was dismissed automatically when challenged by France Telecom, and has not since been reopened.

The fourth case was brought before the Frankfurt Court in December 2004 by Mr Wilhem, the court-appointed liquidator in respect of Gerhardt Schmid’s personal bankruptcy, accusing MobilCom of “domination” and alleging the improper enforcement of the CFA, and at the same time challenging all waivers of rights to legal recourse stipulated in the MCSA. In December 2005, Mr Wilhem increased his previous claim from €4.23 billion to €7.22 billion, excluding interest. This amount reflects a new calculation of MobilCom’s hypothetical value in the event that the UMTS project had been successful, i.e. €5.3 billion for shares held by Mr Schmid and €15.7 billion for the entire company, plus an additional 40% for the transfer price paid by France Telecom to acquire full control over MobilCom.

France Telecom considers that all of these actions are unfounded and in bad faith.

Independently of the procedures brought against France Telecom, certain resolutions voted during the shareholders’ meeting are being contested by minority shareholders:

On December 8, 2005, the Schleswig-Holstein Court of Appeal revoked the resolution voted by MobilCom’s shareholders’ meeting of January 2003, which approved the signing of the MCSA. An appeal is pending before the German Supreme Court. France Telecom was not party to the procedure, but wished to intervene.

Furthermore, at the request of certain minority shareholders, on April 22, 2005, the MobilCom shareholders’ meeting adopted a resolution to appoint a special representative for minority shareholders’, tasked with studying the feasibility of a MobilCom action against France Telecom. During the shareholders’ meeting of August 23, 2005, the representative’s preliminary report concluded that no case could be made against France Telecom on the grounds of “domination”, and his mandate was not extended. This resolution is being appealed before the Kiel court. At end January 2006, the judge let it be known that he intended to suspend the appeal until a definitive decision was reached in respect of the January 2003 resolution approving the MCSA.

-	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

-	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online based its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and requested €52 million in damages. France Telecom and T-Online have since ended all of their outstanding disputes in respect of these matters.

-	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, Neuf Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Courts for unfair competition (mainly defamation and parasitism) and/or trademark infringement. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to €139 million. In a decision handed down on November 25, 2005, the Paris Commercial Court granted €6 million in damages in favor of Free, which was claiming €38.1 million. The cases brought by Cegetel and Neuf Telecom, claiming damages of €40 and €52 million respectively, were settled between the parties. Tiscali is claiming €8.9 million, and the case is still pending before the Paris Commercial Court.

-	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €775 million. A decision is expected to be handed down by end-March 2006.

-	Upon completion of the public tender offer followed by a compulsory purchase of outstanding Orange shares launched by France Telecom on November 20, 2003 with a view to acquiring all outstanding Orange shares for an amount of €9.50 per share, the French association for the defense of minority shareholders (ADAM), which deemed the price of the tender offer too low, filed an application with the Paris Court of Appeal on November 24, 2003, to cancel the decision of the French stock market authority (CMF) to authorize the public tender offer followed by a compulsory purchase procedure, as well as the decision of the French securities commission (COB) approving the related information memorandum. Following the dismissal of these applications by the Paris Court of Appeal on April 6, 2004, ADAM appealed to the Supreme Court. On November 22, 2005, the Supreme Court dismissed the appeal against the CMF decision, ending this action definitively. The decision of the Supreme Court on the appeal against the COB decision is expected in April 2006.

Administrative litigation

-

In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court (Tribunal administratif de Paris), for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the decision.

-	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state operated roads, and particularly the annual amount of fees paid by the telecommunications operators for the use of state land consisting of motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has a far reaching effect and applies to all telecommunications operators, including France Telecom. The annual amount of fees paid or provisioned by France Telecom for 2005, based on the rates set by the abolished decree amounted to €62 million. Under the new decree of December 27, 2005, effective January 1, 2006, the total amount of fees for 2006 relating to the use of land occupied by roads and state-operated motorways is estimated at €71.7 million.

International Arbitration

-	In early 2005, within the scope of proceedings launched pursuant to the Franco-Lebanese convention for the encouragement and reciprocal protection of investments and relating to the Build, Operate and Transfer contract (BOT), the arbitration tribunal awarded €266 million to the companies FTML (66.66%-owned by France Telecom) and FTMI. At June 30, 2005, France Telecom reversed the €199 million provision relating to this claim. The appeals filed against these rulings by the Lebanese government were dismissed by the Swiss Federal Court in November 2005. In December 2005, the Lebanese government formally proposed a settlement to end its disputes with FTML and FTMI, which, in addition to the arbitration rulings, also included the ongoing criminal proceedings against FTML and its management. Following discussions, an agreement was approved by FTML’s shareholders’ meeting of January 12, 2006. This agreement will come into force when the Lebanese government withdraws the USD 300 million recovery order (mandat de recouvrement) issued in 2000 as well as its outstanding claims.

-	On the basis of an agreement signed in 1991 between TP SA’s State-owned predecessor and the Danish Great Northern Telegraph Company, a predecessor of DPTG, a fiber optical link called North-South Link (“NSL”) connecting the northern and southern Polish borders was commissioned and constructed. Ownership rights to this investment were transferred to TP SA on commissioning and DPTG was granted 14.8% of the net profit from the cable during a period of 15 years starting in 1994. TP SA is responsible for the maintenance of the cable and is required to maximize the data flow through the cable.

In March 2001, DPTG requested termination or renegotiation of the contract as the traffic accounted for by TP SA had been decreasing since 1999. As TP SA did not accept the suggested terms of termination or renegotiation of the agreement, DPTG claimed arbitration under terms of the agreement and demanded that TP SA pay an estimated amount of €280 million. During the arbitration proceedings, DPTG’s claim was reduced to €218 million plus interest for the period ended June 30, 2002. In addition, DPTG filed a petition to the Arbitration Court to determine the amount of payments due for the period thereafter, ending in January 2009.

In the course of the proceedings, the Arbitration Court appointed an independent telecommunications expert to model the relevant NSL traffic volume and to calculate related revenues. In November 2005, the expert presented a preliminary opinion, which included a model to be used to determine the relevant NSL traffic volume and to calculate related revenues. The model, if used by the Arbitration Court in the proceeding, may result in a liability higher than that expected so far by TP SA. However, the assumptions used by the expert to develop the model are challenged by TP SA. On February 9, 2006, TP SA asked for a supplementary report from the expert and for the opportunity to present its comments on such report once issued. On the same date, based on the expert’s model and its own adjustments, DPTG submitted a new claim of €670 million plus interest for the period ended January 31, 2006.

Based on the new facts and circumstances, TP SA reassessed its exposure in respect of the above issue and updated as of December 31, 2005 the amount of the provision recognized in previous periods. The conclusion of the arbitration proceedings depends on a number of future events whose outcome is uncertain and, as a consequence, the amount of the provision may change at a future date.

-	On March 29, 2005, the arbitration tribunal of the Polish Chamber of Commerce judged that minority shareholders of Wirtualna Polska had good cause to exercise the put option granted by TP Internet on their shares in Wirtualna Polska in advance of term. The total value of shares to be paid by TP Internet represented PLN 221 million (€54.7 million). On July 21, 2005, TP SA and the minority shareholders of Wirtualna Polska entered into a settlement that resolved their disputes. This transaction was approved by the Gdansk Court on September 8, 2005, and put an end to the bankruptcy procedures relating to Wirtualna Polska.

NOTE 34 - RELATED PARTY TRANSACTIONS

34.1 COMPENSATION PAID TO MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

The following table shows the compensation disbursed to persons who are, or were during the financial year 2005, members of the Board of Directors or Executive Committee of France Telecom.

(in euros)	Year ended
	December 31, 2005	December 31, 2004
Short-term benefits excluding employer social security payments(1)	12,341,601	12,436,448
Employer social security payments on short-term benefits	5,336,675	5,421,993
Post-employment benefits (2)	1,622,429	1,062,073
Other long-term benefits (3)	–	–
Termination benefits	–	–
Share-based compensation (4)	1,331,881	2,731,445
(1)	Includes gross salaries, compensation, bonuses, incentive bonuses, profit-sharing, employer contributions, attendance fees and non-monetary benefits paid during the year. In 2005, this item includes €272,689 in respect of incentive bonuses, profit-sharing and employer contributions (€230,451 in 2004).
(2)	Service cost.
(3)	Deferred compensation.
(4)	Expense recorded in the income statement in respect of stock option plans and employee share offers.

Like his predecessor Thierry Breton, Didier Lombard has waived his right to receive attendance fees.

34.2 RELATED PARTY TRANSACTIONS

The related party transactions summarized below mainly cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee. Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided on an arm’s length basis.

(in millions of euros)	Year ended December 31, 2005
	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	1	7	9	(29)
Radiall	–	–	–	(1)
AXA	2	–	21	–
Thomson	14	–	12	–

(in millions of euros)	Year ended December 31, 2004
	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Tower Participations SAS	6	16	11	(62)
AXA	6	4	21	(14)
Thomson	16	4	16	(15)

NOTE 35 - SUBSEQUENT EVENTS

In addition to the post-balance sheet events described in other sections of this report, the main subsequent events are as follows:

■	Procedure with the French Competition Council

On January 10, 2006, Le Numéro filed a complaint with the French Competition Council for abuse of dominant position concerning practices that France Telecom and PagesJaunes are alleged to have engaged in regarding directory enquiry services. The complaint alleges that France Telecom supplied a more complete list of directory data to its own enquiry services, and to those of PagesJaunes, than the data that it transferred to other providers pursuant to its regulatory obligations as a telecommunications operator. The claim includes an application for an injunction that would require PagesJaunes to continue selling the advertising data concerning its customers.

■	FTML in Lebanon (see Note 33).

■	Sale of Ypso shares.

In January 2006, France Telecom sold its entire 20% stake in Ypso for a consideration of €44 million. As a result of the sale, the call and put options given to Cinven and Altice on Ypso shares have expired (see Notes 4 and 32).

■	DPTG (Danish Great Northern Telegraph Company), see Note 33.

NOTE 36 - LIST OF CONSOLIDATED COMPANIES

The main changes in consolidation scope in the 12 months to December 31, 2005 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

Company			Country
France Telecom SA	Parent company		France

Personal Communication Services
Fully consolidated companies	% interest	% control	Country
Orange SA	100.00%	100.00%	France
Orange International Developments	100.00%	100.00%	Bahamas
Mobistar	50.18%	50.18%	Belgium
Wirefree Services Belgium	100.00%	100.00%	Belgium
Orange Botswana	51.00%	51.00%	Botswana
Orange Cameroun	99.50%	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	85.00%	Cote d’Ivoire
Orange Holding A/S	100.00%	100.00%	Denmark
Orange A/S	100.00%	100.00%	Denmark
Orange World Services	100.00%	100.00%	Denmark
Wirefree Services Denmark	100.00%	100.00%	Denmark
Wirefree Services Denmark 2	100.00%	100.00%	Denmark
Orange Dominica	100.00%	100.00%	Dominican Republic
Amena (Retevision Movil)	77.72%	97.90%	Spain

Personal Communication Services
Fully consolidated companies	% interest	% control	Country
Amena Movil	77.72%	100.00%	Spain
FT Operadores de Telecommunicaciones (formerly Auna O de T)	79.39%	79.39%	Spain
EBM Principia	47.53%	59.87%	Spain
Grupo Auna Telecomunicaciones	79.39%	100.00%	Spain
Inversiones en Telecomunicaciones	51.82%	66.67%	Spain
Multimedia Cable	100.00%	100.00%	Spain
Orange Services US	100.00%	100.00%	USA
Orange Ventures 1	100.00%	100.00%	USA
Orange World	100.00%	100.00%	USA
FCC Récolte	100.00%	100.00%	France
Mobile et Permission	100.00%	100.00%	France
Orange Caraïbes	100.00%	100.00%	France
Orange France	100.00%	100.00%	France
Orange International SAS	100.00%	100.00%	France
Orange Réunion	100.00%	100.00%	France
Orange Réunion Invest	100.00%	100.00%	France
Orange Supports & Consulting	100.00%	100.00%	France
Rapp 6	100.00%	100.00%	France
SPM Telecom	70.00%	70.00%	France
TELSEA Investments	60.80%	75.50%	Mauritius
FTM Liban	67.00%	67.00%	Lebanon
Orange Liechtenstein	100.00%	100.00%	Liechtenstein
Orange Madagascar	40.07%	65.90%	Madagascar
Ikatel (1)	29.82%	42.33%	Mali
VOXTEL	54.78%	54.90%	Moldova
Castle Worldwide Finance	100.00%	100.00%	Netherlands
Orange Finance	100.00%	100.00%	Netherlands
Orange Nederland NV	100.00%	100.00%	Netherlands
Orange Retail BV	100.00%	100.00%	Netherlands
Wirefree Services Nederland	100.00%	100.00%	Netherlands
PTK-Centertel (2)	47.50%	100.00%	Poland
Orange Dominicana	100.00%	100.00%	Dominican Republic
Orange Romania	96.82%	96.82%	Romania
Ananova	100.00%	100.00%	United Kingdom
Orange Retail Ltd	100.00%	100.00%	United Kingdom
Orange 3G	100.00%	100.00%	United Kingdom
Orange Austria	100.00%	100.00%	United Kingdom
Orange Holdings	100.00%	100.00%	United Kingdom
Orange Ltd	100.00%	100.00%	United Kingdom
Orange Personal Communication Services	100.00%	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	100.00%	United Kingdom
Orange Cellular Services	100.00%	100.00%	United Kingdom
Orange Direct	100.00%	100.00%	United Kingdom
Orange Furbs Trustees	100.00%	100.00%	United Kingdom
Orange Global	100.00%	100.00%	United Kingdom
Orange Holdings	100.00%	100.00%	United Kingdom
Orange International Ltd	100.00%	100.00%	United Kingdom
Orange Ocean	100.00%	100.00%	United Kingdom
Orange Overseas Holdings	100.00%	100.00%	United Kingdom
Orange Overseas Holdings No. 2	100.00%	100.00%	United Kingdom
Orange Mobile Services	100.00%	100.00%	United Kingdom
Orange Paging	100.00%	100.00%	United Kingdom
Orange Pension Trustees	100.00%	100.00%	United Kingdom

Personal Communication Services
Fully consolidated companies	% interest	% control	Country
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	100.00%	United Kingdom
Orange Slovakia Services Ltd	100.00%	100.00%	United Kingdom
Orange Ventures Management	100.00%	100.00%	United Kingdom
Orangedot	100.00%	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	100.00%	United Kingdom
Sonatel Mobiles (1)	42.33%	42.33%	Senegal
Orange Corpsec	63.88%	63.88%	Slovakia
Orange Slovensko	100.00%	100.00%	Slovakia
Orange Sverige	100.00%	100.00%	Sweden
Orange Communications SA (“OCH”)	100.00%	100.00%	Switzerland
(1)	Sonatel, Sonatel Mobiles, Ikatel
-	Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.
(2)	TP SA and subsidiaries (TP Group)
-	France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members.

Personal Communication Services
Proportionally consolidated companies	% interest	% control	Country
Irisnet	25.09%	50.00%	Belgium
Egyptian Company for Mobile Services (ECMS)(3)	36.36%	51.03%	Egypt
Mobinil for Telecommunications(3)	71.25%	71.25%	Egypt
Mobinil Invest(3)	37.06%	71.25%	Egypt
Mobinil Services Company(3)	36.33%	71.25%	Egypt
GETESA	40.00%	40.00%	Equatorial Guinea
DARTY France Telecom	50.00%	50.00%	France
Cell Plus	40.00%	40.00%	Mauritius
Mobilecom	35.20%	40.00%	Jordan
(3)	Mobinil for Telecommunications
- France Telecom Group holds a 71.25% stake in Mobinil, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.
ECMS and subsidiaries
- Since Mobinil holds over 51% of ECMS and appoints the majority of its board members, ECMS and its subsidiaries are considered to be controlled by Mobinil and are therefore consolidated within France Telecom SA by the proportional method.

Personal Communication Services
Associates consolidated by the equity method	% interest	% control	Country
One GmbH	17.45%	17.45%	Austria
Sonaecom	23.70%	23.70%	Portugal
Safelayer	12.60%	24.32%	Spain
Sonoblok	21.39%	45.00%	Spain

Home Communication Services
Fully consolidated companies	% interest	% control	Country
Sofrecom Algérie	100.00%	100.00%	Algeria
FT Deutschland GmbH	100.00%	100.00%	Germany
FTMSC GmbH	100.00%	100.00%	Germany
Sofrecom Argentina (formerly Sofrecom consultora)	100.00%	100.00%	Argentina
Atlas Services Belgium	100.00%	100.00%	Belgium
Fimocam	100.00%	100.00%	Cameroon

Home Communication Services
Fully consolidated companies	% interest	% control	Country
FT Network Services Canada	100.00%	100.00%	Canada
FT R&D Beijing	100.00%	100.00%	China
CI TELCOM	45.90%	51.00%	Cote d’Ivoire
Cote d’Ivoire Multimedia	45.90%	100.00%	Cote d’Ivoire
Atlas Services Denmark	100.00%	100.00%	Denmark
Glocall Middle East	100.00%	100.00%	United Arab Emirates
Autocity Networks	96.34%	96.34%	Spain
Al-pi (formerly Catalana)	75.00%	75.00%	Spain
FT España (formerly UNI2)	100.00%	100.00%	Spain
El Rincon del Vago	100.00%	100.00%	Spain
EresMas Interactiva	100.00%	100.00%	USA
FT Participations US	100.00%	100.00%	USA
FTLD USA	100.00%	100.00%	USA
FTP Holding	100.00%	100.00%	USA
FT R&D LLc San Francisco	100.00%	100.00%	USA
FT R&D LLc Boston	100.00%	100.00%	USA
Aura 2	100.00%	100.00%	France
Atrium 3	100.00%	100.00%	France
CITIUS 98	100.00%	100.00%	France
Corsica Haut Débit	100.00%	100.00%	France
FCC Titricom 1.2	100.00%	100.00%	France
FCC Titricom 1.3	100.00%	100.00%	France
FCR Côte d’Ivoire	90.00%	90.00%	France
France Câble Radio	100.00%	100.00%	France
France Telecom EGT	100.00%	100.00%	France
Francetel	100.00%	100.00%	France
FT Capital Development	100.00%	100.00%	France
FT Encaissements	99.99%	99.99%	France
FT IMMO	100.00%	100.00%	France
FT IMMO Clichy	100.00%	100.00%	France
FT IMMO Issy les Moulineaux	100.00%	100.00%	France
FT IMMO Gestion	100.00%	100.00%	France
FT IMMO GL	100.00%	100.00%	France
FT IMMO Holding	100.00%	100.00%	France
FT IMMO Meylan	100.00%	100.00%	France
FT IMMO Neuilly	100.00%	100.00%	France
FT IMMO Pontarlier	100.00%	100.00%	France
FT IMMO Toulouse	100.00%	100.00%	France
FT Marine	100.00%	100.00%	France
FT Mobiles International	100.00%	100.00%	France
FT Services	100.00%	100.00%	France
FT Technologies Investissement	100.00%	100.00%	France
FT Terminaux	100.00%	100.00%	France
FTMSC	100.00%	100.00%	France
GIE Innovacom	57.62%	57.62%	France
GIE fiscal Descartes	100.00%	100.00%	France
Immobilière FT	100.00%	100.00%	France
Innovacom 3	34.21%	34.21%	France
Innovacom Gestion	50.00%	50.00%	France
NEDDI	100.00%	100.00%	France
Nordnet	100.00%	100.00%	France
Orange Distribution	100.00%	100.00%	France
Orange Promotions	100.00%	100.00%	France
Rapp 9	100.00%	100.00%	France
Rapp 18	100.00%	100.00%	France

Home Communication Services
Fully consolidated companies	% interest	% control	Country
Rapp 23	100.00%	100.00%	France
Rapp 24	100.00%	100.00%	France
Rapp 26	100.00%	100.00%	France
Rapp 27	100.00%	100.00%	France
Rapp 30	100.00%	100.00%	France
Rapp 31	100.00%	100.00%	France
Rapp 32	100.00%	100.00%	France
Rapptel	100.00%	100.00%	France
SOFRECOM	100.00%	100.00%	France
Solicia	100.00%	100.00%	France
TDCOM	100.00%	100.00%	France
Telincom Courtage	100.00%	100.00%	France
TPSA Eurofinance France SA(2)	47.50%	100.00%	France
Viaccess	100.00%	100.00%	France
France Telecom e-Commerce (formerly Wanadoo E-Merchant)	100.00%	100.00%	France
w-HA	100.00%	100.00%	France
FTLD Hong-Kong	100.00%	100.00%	Hong Kong
Call Services	100.00%	100.00%	Mauritius
Chamarel Marine Services	100.00%	100.00%	Mauritius
Rimcom	100.00%	100.00%	Mauritius
Teleservices	40.00%	100.00%	Mauritius
FT Japan	100.00%	100.00%	Japan
JIT CO	88.00%	88.00%	Jordan
Sofrecom Maroc	100.00%	100.00%	Morocco
Régie T Mexico	75.00%	75.00%	Mexico
Dutchtone Group	100.00%	100.00%	Netherlands
FT Services Nederland	100.00%	100.00%	Netherlands
FTMSC BV	100.00%	100.00%	Netherlands
TFN	100.00%	100.00%	Netherlands
Wanadoo International NL	100.00%	100.00%	Netherlands
Wanadoo Nederland	100.00%	100.00%	Netherlands
Paytel (formerly Contact Center)	47.50%	100.00%	Poland
Exploris (formerly TP Edukacja i Wypoczynek)	47.50%	100.00%	Poland
Fundacja Grupy TP	47.50%	100.00%	Poland
ORE	47.50%	100.00%	Poland
OTO Lublin	47.50%	100.00%	Poland
Sofrecom Polska	100.00%	100.00%	Poland
PTE TP	47.50%	100.00%	Poland
Telefony Podlaskie(2)	26.18%	55.11%	Poland
Telefon 2000(2)	45.31%	95.38%	Poland
TP EmiTel(2)	47.50%	100.00%	Poland
TP Internet(2)	47.50%	100.00%	Poland
TP Invest(2)	47.50%	100.00%	Poland
TP Med(2)	47.50%	100.00%	Poland
TP SA(2)	47.50%	47.50%	Poland
TP SA Eurofinance(2)	47.50%	100.00%	Poland
TP SA Finance(2)	47.50%	100.00%	Poland
TP Teltech(2)	47.50%	100.00%	Poland
TPDiTel(2)	47.50%	100.00%	Poland
Virgo(2)	47.50%	100.00%	Poland
Wirtualna Polska(2)	47.50%	100.00%	Poland
Freeserve Servicos de Internet	100.00%	100.00%	Portugal
FTLD-Czech	100.00%	100.00%	Czech Republic
F3B Property Company	100.00%	100.00%	United Kingdom

Home Communication Services
Fully consolidated companies	% interest	% control	Country
Freeserve Auctions	100.00%	100.00%	United Kingdom
Freeserve holding	100.00%	100.00%	United Kingdom
Freeserve Investment	100.00%	100.00%	United Kingdom
FT Network Services UK	100.00%	100.00%	United Kingdom
FT Participations UK	100.00%	100.00%	United Kingdom
FT R&D Ltd	100.00%	100.00%	United Kingdom
Strike off 4 (formerly Icircle)	100.00%	100.00%	United Kingdom
Freeserve.com (formerly Intracus)	100.00%	100.00%	United Kingdom
Wanadoo UK (formerly Freeserve.com)	100.00%	100.00%	United Kingdom
Wanadoo Plc	100.00%	100.00%	United Kingdom
Cge-Solutions	25.40%	60.00%	Senegal
Sonatel Multimedia	42.33%	100.00%	Senegal
Sonatel(1)	42.33%	42.33%	Senegal
Sofrecom Thailand	99.98%	99.99%	Thailand
FTLD Singapour	100.00%	100.00%	Singapore
FT Network Services Sweden	100.00%	100.00%	Sweden
FT Network Services Switzerland SA	100.00%	100.00%	Switzerland
Telecom Vanuatu	33.33%	33.33%	Vanuatu
FCR Vietnam PTE Ltd	74.00%	74.00%	Vietnam
(1)	Sonatel, Sonatel Mobiles, Ikatel
- Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.
(2)	TP SA and subsidiaries (TP Group)
- France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members.

Home Communication Services
Proportionally consolidated companies	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00%	50.00%	Germany
Technocom Ventures	49.95%	49.95%	France
Mauritius Telecom	40.00%	40.00%	Mauritius
Telecom Plus	58.00%	70.00%	Mauritius
E-Dimension	35.20%	40.00%	Jordan
JTC	35.20%	40.00%	Jordan
Wanadoo Jordan	35.20%	40.00%	Jordan
Europortal jumpy España	50.00%	50.00%	Spain
Bluebird Participations France	20.00%	20.00%	France
Tahiti Nui Telecom	34.00%	34.00%	France
Ypso Holding	20.00%	20.00%	Luxembourg

Enterprise Communication Services
Fully consolidated companies	% interest	% control	Country
Equant NV	100.00%	100.00%	Netherlands
Equant Finance BV	100.00%	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	100.00%	Netherlands
Equant SA and subsidiaries	100.00%	100.00%	France
Equant Holdings US and subsidiaries	100.00%	100.00%	USA
Equant Integration Services SA	100.00%	100.00%	Switzerland
Globecast Africa	100.00%	100.00%	South Africa
Etrali Allemagne	100.00%	100.00%	Germany
FT Corporate Solutions Australia	100.00%	100.00%	Australia
Etrali SA Espagne	100.00%	100.00%	Spain
Etrali North America	100.00%	100.00%	USA
FT Corporate Solutions	100.00%	100.00%	USA
Globecast NA	100.00%	100.00%	USA

Enterprise Communication Services
Fully consolidated companies	% interest	% control	Country
Almerys	64.00%	64.00%	France
CVF	100.00%	100.00%	France
Etrali France	100.00%	100.00%	France
Etrali SA	100.00%	100.00%	France
Expertel Consulting	100.00%	100.00%	France
Globecast France	100.00%	100.00%	France
Globecast Holding	100.00%	100.00%	France
Globecast Reportages	100.00%	100.00%	France
Intelmatique	100.00%	100.00%	France
Sétib	99.99%	99.99%	France
Telefact	69.53%	69.53%	France
Transpac	100.00%	100.00%	France
Etrali HK	100.00%	100.00%	Hong Kong
Etrali SRL	100.00%	100.00%	Italy
Globecast Italie	100.00%	100.00%	Italy
Etrali KK	100.00%	100.00%	Japan
Newsforce and subsidiaries	100.00%	100.00%	Netherlands
Etrali UK	100.00%	100.00%	United Kingdom
Globecast UK	100.00%	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	100.00%	Singapore
Globecast Asie	100.00%	100.00%	Singapore
Etrali Suisse	100.00%	100.00%	Switzerland

Enterprise Communication Services
Proportionally consolidated companies	% interest	% control	Country
Globecast Australia	50.00%	50.00%	Australia
Globecast España SL	50.72%	50.72%	Spain

Directories
Fully consolidated companies	% interest	% control	Country
Kompass Belgium	54.00%	100.00%	Belgium
QDQ Media	54.00%	100.00%	Spain
Kompass France	54.00%	100.00%	France
Mappy	54.00%	100.00%	France
PagesJaunes Groupe	54.00%	54.00%	France
PagesJaunes SA	54.00%	100.00%	France
Wanadoo Data	54.00%	100.00%	France
E-Sama	54.00%	100.00%	France
Euro Directory	54.00%	100.00%	Luxembourg
Edicom	54.00%	100.00%	Morocco

Proportionally consolidated companies	% interest	% control	Country
Editus Luxembourg	26.46%	49.00%	Luxembourg

NOTE 37 - IFRS 2004 TRANSITION NOTE

This note describes the principles applied to prepare the opening IFRS balance sheet at January 1, 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the 2004 opening and closing balance sheets and 2004 income statement.

37.1 BASIS OF PREPARATION OF IFRS TRANSITION NOTE

Financial information for 2004 on the transition to IFRS was prepared in accordance with IFRS 1 – First-time Adoption of IFRS and the IAS/IFRS applicable at December 31, 2005, as published by the IASB at December 31, 2005 and adopted by the European Commission on the same date. However:

-	The Group has opted for early application of certain standards and interpretations, which are described in paragraph 2.1.1 of Note 2 – Significant Accounting Policies and Changes in Estimates.

-	Some accounting positions taken by France Telecom are not covered by any specific provision of international accounting standards and their interpretations. This is the case, in particular, for:

-	acquisitions of minority interests;

-	commitments to purchase minority interests;

-	loyalty programs;

-	employee share offers; and

-	individual training rights for employees.

The accounting treatments applied to the above are described in paragraph 2.1.2 of Note 2 – Significant Accounting Policies and Changes in Estimates.

-	Accounting standards include options relating to the measurement and recognition of assets and liabilities, both in respect of IFRS 1 – First-time Adoption of IFRS, and within the actual standards themselves. These options are described in paragraph 2.1.3 of Note 2 – Significant Accounting Policies and Changes in Estimates.

37.2 EFFECTS ON 2004 EQUITY AND NET INCOME

in millions of euros	Opening equity			Closing equity			Net income 2004
	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Note
French GAAP (2003 published financial statements)	12,026	5,966	17,992
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programs)	(62)	(519)	(581)							37.6.1.1
Employee benefits (Group including France Telecom SA)	(502)	0	(502)							37.6.1.2
Deferred taxes on employee benefits	177	0	177							37.6.1.2

Impact of loyalty programs	(297)	0	(297)							37.6.1.3
Deferred taxes on impact of loyalty programs	102	0	102							37.6.1.3

French GAAP at December 31, 2003, adjusted for the effects of changes of method adopted in 2004	11,444	5,447	16,891	15,681	4,052	19,733	2,784	218	3,002

Proportional consolidation of affiliates in Senegal		(224)	(224)		(262)	(262)		(73)	(73)	37.6.4
Subscriber base amortization	(1,952)	(517)	(2,469)	(2,472)	(628)	(3,100)	(476)	(106)	(582)	37.6.2.1
Goodwill amortization	0	0	0	1,725	18	1,743	1,755	18	1,773	37.6.2.2

Adjustment of hybrid instruments: TDIRA (excluding effect of amortized cost method)	1,267	0	1,267	1,236	0	1,236	0	0	0	37.6.2.3
Adjustment of hybrid instruments: OCEANE	0	0	0	97	0	97	0	0	0	37.6.2.3
Equant impairment losses (property, plant and equipment and intangible assets)	0	0	0	163	136	299	163	136	299	37.6.2.4

Revenue recognition	(1,002)	(50)	(1,052)	(1,056)	(49)	(1,105)	(49)	8	(41)	37.6.2.5
Commitments to purchase minority interests (put options)	(661)	(322)	(983)	(422)	(125)	(547)	(69)	0	(69)	37.6.2.6
France Telecom SA 2000 and 2001 tax loss carryback receivables	275	0	275	198	0	198	(77)	0	(77)	37.6.2.7

Share-based compensation	0	0	0	(282)	(2)	(284)	(321)	(21)	(342)	37.6.2.8
Remeasurement of financial assets at fair value	173	3	176	83	0	83	(81)	(2)	(83)	37.6.2.9
Financial instruments	(14)	25	11	(16)	50	34	(2)	13	11	37.6.2.10

in millions of euros	Opening equity			Closing equity			Net income 2004
	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Note
Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(182)	0	(182)	(85)	2	(83)	37.6.2.11
Cancellation of capitalized interest	(100)	(49)	(149)	(97)	(56)	(153)	7	(5)	2	37.6.2.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	133	148	281	(24)	(27)	(51)	37.6.2.12

Other adjustments	82	(7)	75	162	9	171	13	4	17
Deferred tax liability on tax loss carryback receivables	(98)	0	(98)	(70)	0	(70)	28		28	37.6.2.13
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(25)	(20)	(45)	8	8	16	37.6.2.12
Deferred tax liability on trademarks	(1,248)	(65)	(1,313)	(1,236)	(49)	(1,285)	8	7	15	37.6.2.13

Cancellation of discounting adjustment to deferred tax assets	1,759	0	1,759	998	0	998	(776)	0	(776)	37.6.2.13
Deferred tax liability on TDIRA and OCEANE, excluding effect of amortized cost method	(450)	0	(450)	(457)	0	(457)	15	0	15	37.6.2.13
Deferred taxes on revenue recognition	341	5	346	355	5	360	14	(2)	12	37.6.2.13

Deferred taxes on subscriber base	(174)	(32)	(206)	(49)	(5)	(54)	130	26	156	37.6.2.13
Other deferred tax adjustments	(17)	19	2	(16)	10	(6)	52	(11)	41	37.6.2.13

IFRS	9,639	4,356	13,995	14,451	3,232	17,683	3,017	193	3,210

37.3 EFFECTS ON 2004 NET INCOME

in millions of euros	Published 2004 French GAAP accounts	IFRS	Differences	o/w effect of proportional consolidation of affiliates in Senegal	o/w other IFRS adjustments
	2004	2004
Net revenues	47,157	46,158	(999)	(217)	(782)
External purchases	(18,617)	(17,870)	747	45	702
Other operating income	799	561	(238)	(3)	(235)
Other operating expense	(2,204)	(2,076)	128	10	118
Labour expenses
- Wages and employee benefit expenses	(8,874)	(8,850)	24	24	0

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	18,261	17,923	(338)	(141)	(197)

- Employee profit-sharing		(280)	(280)		(280)
- Share-based compensation		(399)	(399)		(399)
Depreciation and amortization	(7,437)	(7,990)	(553)	35	(588)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		(179)	(179)	(3)	(176)
Gains (losses) on disposal of assets		922	922	3	919
Restructuring costs		(181)	(181)		(181)
Share of profits (losses) of associates		30	30		30

Operating income	10,824	9,312	(1,512)	(106)	(1,406)

Interest expense	(3,397)	(3,621)	(224)	2	(226)
Foreign exchange gains (losses)	180	144	(36)	1	(37)
Discounting expense	(148)	(148)	0		0

Finance costs, net	(3,365)	(3,625)	(260)	3	(263)

Equity in net income (loss) of affiliates	4		(4)
Other non-operating income (expenses), net	113		(113)
Employee profit sharing	(269)		269
Goodwill amortization	(1,788)		1,788
Exceptional goodwill amortization	(519)		519
Income tax expense	(1,998)	(2,477)	(479)	30	(509)

Consolidated net income after tax	3,002	3,210	208	(73)	281

Minority interests	218	193	(25)	(73)	48

Attributable to equity holders of France Telecom SA	2,784	3,017	233	0	233

Earnings per share (in euros)

Net income attributable to equity holders of France Telecom SA
- Basic	1.14	1.23	0.09		0.09
- Diluted	1.12	1.22	0.10		0.10

37.4 EFFECTS ON THE OPENING BALANCE SHEET AT JANUARY 1, 2004

Effects on opening balance sheet at January 1, 2004 – Assets

In millions of euros
French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications (**)	IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0	0		26,537		Goodwill, net
Intangible assets, net	16,554		1,685 1,896	(2,374 (2,469	) )	15,865	37.6.2.1	Other intangible assets, net
			(211)	95
Property, plant and equipment	30,635		(1,713)	50		28,972		Property, plant and equipment, net
			(1,896)	293			37.6.2.12
			183	(149)			37.6.2.12
				(94)
Investments accounted for under the equity method	205		462	(60)		607		Interests in associates
Non-consolidated investments, net	1,045		(460)	142		727	37.6.2.9	Assets available for sale
Other long-term assets, net	3,171	(1,718)		3,376 1,706 1,253		4,829	37.6.2.7 37.6.2.14	Other non-current financial assets and derivatives
				436			37.6.2.10
				(19)
Deferred income taxes, net (long-term)	7,927	279	1,429	1,516		11,151		Deferred tax assets
				1,759			37.6.2.13
				346			37.6.2.13
				(450)			37.6.2.13
				(98)			37.6.2.13
				(41)

Total long-term assets	85,375	(740)	1,403	2,650		88,688		Total non-current assets

Inventories, net	516		122	20		658		Inventories, net
Trade accounts receivable, less provisions	3,819	3,143	0	(2)		6,960		Trade receivables, net
Deferred short-term income taxes, net	1,429		(1,429)	(0)		0
Prepaid expenses and other current assets	3,470		(3,455)	(15)
			2,528	(354)		2,174		Other current assets
			65			65		Current tax assets
			706	(69)		637		Prepaid expenses
Marketable securities	1,874		156 158	159 146		2,189	37.6.2.10	Other current financial assets and derivatives
			(2)	13
Cash and cash equivalents	3,350	41		(21)		3,370		Cash and cash equivalents

Total current assets	14,458	3,184	(1,307)	(282)		16,053		Total current assets

Total assets	99,833	2,444	96	2,368		104,741		Total assets
(*)	The changes of method under French GAAP are described in note 37.6.1
(**)	The main reclassifications are described in note 37.6.3.1

Effects on opening balance sheet at January 1, 2004 – Equity and Liabilities

In millions of euros
French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications (**)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,609				9,609		Share capital
Additional paid-in capital	15,333				15,333		Additional paid-in capital
Retained earnings (losses carried forward)	(6,033)	(582)	(6,883)	(1,805)	(15,303)		Retained earnings (deficit)
Foreign currency translation adjustments	(6,883)		6,883		0		Translation adjustment

Shareholders' equity	12,026	(582)	0	(1,805)	9,639		Equity attributable to equity holders of France Telecom SA

Minority interests	5,966	(519)		(1,091)	4,356		Minority interests

Shareholders' equity	17,992	(1,101)	0	(2,896)	13,995		Total equity

Non-refundable funds and equivalents	5,279			(5,279)	0

Bonds	36,356			3,004 4,031 (1,152 125)	39,360	37.6.2.3 37.6.2.10	Exchangeable or convertible bonds (non-current)
Other long- and medium-term debt, less current portion	2,408	2,155	122	4,958	9,643		Other non-current financial debt and derivatives
				1,431		37.6.2.7
				983		37.6.2.6
				1,167		37.6.2.14
				1,352		37.6.2.10
				25
Other long-term liabilities	5,986	(1,266)	(4,712)	(8)
			565	85	650		Non-current employee benefits
			3,614	(73)	3,541		Other non-current provisions
			1,528	(57)	1,471		Other non-current liabilities
			467	1,530	1,997		Deferred tax liabilities
				1,313		37.6.2.13
				206		37.6.2.13
				56		37.6.2.12
				(45)

Total long-term liabilities	44,750	889	1,584	9,439	56,662		Total non-current liabilities

Current portion of long- and medium-term debt	9,057		(9,057)
Bank overdrafts and other short-term borrowings	1,570	1,462	(3,032)
	0		14,171	213	14,384		Exchangeable or convertible bonds, and other current financial debt and derivatives
				86		37.6.2.14
				253		37.6.2.10
				(126)
	0		1,324	(10)	1,314		Accrued interest payables
	0		1,549	18	1,567		Current employee benefits
			3,000	(27)	2,973		Current provisions
Trade payables	7,368			(24)	7,344		Trade payables
Accrued expenses and other payables	9,040	897	(9,900)	(37)
Other current liabilities	1,378		(1,361)	(17)
			2,893	(84)	2,809		Other current liabilities
	0		406	(8)	398		Current tax payables
Deferred income taxes, net	234		(236)	2
Deferred income	3,165	297	(1,245)	1,078	3,295		Deferred income
				1,052		37.6.2.5
				26

Total current liabilities	31,812	2,656	(1,488)	1,104	34,084		Total current liabilities

Total liabilities and shareholders' equity	99,833	2,444	96	2,368	104,741		Total equity and liabilities
(*)	The changes of method under French GAAP are described in note 37.6.1
(**)	The main reclassifications are described in note 37.6.3.1

37.5 EFFECTS ON THE CLOSING BALANCE SHEET AT DECEMBER 31, 2004

Effects on the closing balance sheet at December 31, 2004 – Assets

In millions of euros
French GAAP balance sheet		Reclassifications (*)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	25,806	0	1,783	27,589	37.6.2.2	Goodwill, net
Intangible assets, net	15,904	2,517	(2,789)	15,632		Other intangible assets, net
		2,662	(3,151)		37.6.2.1
		(145)	201		37.6.2.4
			161
Property, plant and equipment	29,034	(2,538)	6	26,502		Property, plant and equipment, net
		(2,662)	281		37.6.2.12
		124	(153)		37.6.2.12
			98		37.6.2.4
			(220)		37.6.4
Investments accounted for under the equity method	174	216	(20)	370		Interests in associates
Non-consolidated investments, net	760	(214)	69	615	37.6.2.9	Assets available for sale
Other long-term assets, net	1,635	0	2,650	4,285		Other non-current financial assets and derivatives
			1,706		37.6.2.7
			760		37.6.2.14
			184		37.6.2.10
Deferred income taxes, net (long-term)	7,118	1,431	920	9,469		Deferred tax assets
			998		37.6.2.13
			360		37.6.2.13
			(425)		37.6.2.13
			(70)		37.6.2.13
			57

Total long-term assets	80,431	1,412	2,619	84,462		Total non-current assets

Inventories, net	579	69	(4)	644		Inventories, net
Trade accounts receivable, less provisions	6,599		(10)	6,589		Trade receivables, net
Deferred income taxes, net	1,431	(1,431)	(0)	0
Prepaid expenses and other current assets	3,833	(3,809)	(24)
		3,023	(238)	2,785		Other current assets
		88	0	88		Current tax assets
		653	7	660		Prepaid expenses
Marketable securities	249	44	19	312		Other current financial assets and derivatives
			56		37.6.2.10
			(37)
Cash and cash equivalents	3,203		(50)	3,153		Cash and cash equivalents

Total current assets	15,894	(1,363)	(300)	14,231		Total current assets

Total assets	96,325	49	2,319	98,693		Total assets
(*)	The main reclassifications are described in note 37.6.3.1

Effects on the closing balance sheet at December 31, 2004 – Equity and Liabilities

In millions of euros
French GAAP balance sheet		Reclassifications (*)	IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,869		0		9,869		Share capital
Additional paid-in capital	12,675				12,675		Additional paid-in capital
Retained earnings (losses carried forward)	(3,137)		(8,536)		(11,673)		Retained earnings (deficit)
Net income for the year	2,784		233		3,017		Net income for the year
Foreign currency translation adjustments	(6,510)		7,073		563		Translation adjustment

Shareholders' equity	15,681	0	(1,230)		14,451		Equity attributable to equity holders of France Telecom SA

Minority interests	4,052		(820)		3,232		Minority interests

Shareholders' equity including minority interests	19,733	0	(2,050)		17,683		Total equity

Non-refundable funds and equivalents	5,149	(0)	(5,149)		0

Bonds	32,092		2,130		34,222		Exchangeable or convertible bonds (non-current)
				3,994		37.6.2.3
				(97)		37.6.2.3
				(1,773)		37.6.2.10
				6
Other long – and medium-term debt, less current portion	3,934	116	4,521		8,571		Other non-current financial debt and derivatives
				1,508		37.6.2.7
				547		37.6.2.6
				712		37.6.2.14
				1,824		37.6.2.10
				(70)
Other long-term liabilities	4,458	(4,454)	(4)
		628	0		628		Non-current employee benefits
		3,250	(1)		3,249		Other non-current provisions
		1,346	(7)		1,339		Other non-current liabilities
		487	1,491		1,978		Deferred tax liabilities
				1,297		37.6.2.13
				54		37.6.2.13
				45		37.6.2.12
				95

Total long-term liabilities	40,484	1,373	8,130		49,987		Total non-current liabilities

Current portion of long – and medium-term debt	7,478	(7,478)
Bank overdrafts and other short-term borrowings	3,886	(3,886)
	0	11,366	114		11,480		Exchangeable or convertible bonds, and other current financial debt and derivatives
				225		37.6.2.10
				48		37.6.2.14
				(159)
	0	1,122	50		1,172		Accrued interest payable
	0	1,701	281		1,982		Current employee benefits
				284		37.6.2.8
				(3)
		1,984	(41)		1,943		Current provisions
Trade payables	7,786		(29)		7,757		Trade payables
Accrued expenses and other payables	7,142	(7,095)	(47)
Other current liabilities	790	(767)	(23)
		2,736	(48)		2,688		Other current liabilities
	0	425	6		431		Current tax payables
Deferred income taxes, net	285	(287)	2		0
Deferred income	3,592	(1,145)	1,123		3,570		Deferred income
				1,105		37.6.2.5
				18

Total current liabilities	30,959	(1,324)	1,388		31,023		Total current liabilities

Total liabilities and shareholders' equity	96,325	49	2,319		98,693		Total equity and liabilities
(*)	The main reclassifications are described in note 37.6.3.1

37.6 DESCRIPTION OF THE MAIN IFRS ADJUSTMENTS

37.6.1 RESTATEMENTS DONE THROUGH A CHANGE IN ACCOUNTING POLICY IN THE FRENCH GAAP ACCOUNTS

37.6.1.1 Consolidation rules

In accordance with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from January 1, 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TP SA shares, and the special purpose entities set up in connection with trade receivables securitization programs, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to December 31, 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated August 1, 2003.

First-time consolidation of Tele Invest and Tele Invest II at January 1, 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TP SA held by these entities, a €699 million increase in goodwill net of amortization, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in gross financial debt.

Under French GAAP, consolidation of these entities led to the recognition in 2004 of a €43 million goodwill amortization charge, interest expense of €99 million, and no changes in the provision for risk previously recorded (€870 million carried in the balance sheet at December 31, 2003), which was written off to equity in the opening balance sheet at January 1, 2004. In the 2004 IFRS income statement, the €43 million additional goodwill amortization charge has been reversed.

At January 1, 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programs led to: (i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net; a €1,718 million decrease in other non-current financial assets and derivatives, corresponding to the net value of the retained interests; a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in “Exchangeable or convertible bonds, and other current financial debt and derivatives” and a €4 million increase in shareholders’ equity.

37.6.1.2 Provisions for pension plans and similar benefits

The principles governing the measurement and recognition of pension and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from January 1, 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in the CNC communication dated July 22, 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognized previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in employee benefits.

37.6.1.3 Loyalty programs

Following the adoption of Comité d’Urgence (Emerging Accounting Issues Committee) opinion 2004-E dated October 13, 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programs with a contract renewal obligation is the same as that for programs without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at January 1, 2004 is a €297 million reduction in equity (before the €102 million deferred tax assets). This accounting policy has been maintained in the IFRS accounts.

37.6.2 OTHER ADJUSTMENTS

37.6.2.1 Subscriber base amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under US GAAP as corresponding to the value of subscriber bases, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognized in the French GAAP accounts – which were not amortized – have been reclassified as subscriber bases and recorded net of amortization.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at January 1, 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Telecom SA) and €3,100 million at December 31, 2004 (including a €2,472 million deduction from equity attributable to equity holders of France Telecom SA).

In the 2004 IFRS income statement, the effect is an increase in amortization of intangible assets of €582 million. Subscriber base amortization also affects the amount reported under IFRS for impairment losses on Equant property, plant and equipment and intangible assets (see Note 37.6.2.4).

37.6.2.2 Goodwill amortization and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to January 1, 2004. Under IFRS 3 – Business Combinations, goodwill is not amortized from January 1, 2004. This has led to a €1,773 million positive impact on 2004 net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at January 1, 2004 or the 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortization expense in the 2004 French GAAP accounts.

37.6.2.3 Hybrid instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs) issued during the second half of 2004 are therefore recognized based on their liability and equity components.

■	Perpetual bonds redeemable for France Telecom shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognized as a financial liability and an equity instrument in the IFRS accounts.

The component recognized in equity in the opening IFRS balance sheet at January 1, 2004 amounts to €1,267 million (versus €4,031 million recognized in financial debt). In addition, the effect of applying the amortized cost method has a negative impact on equity in an amount of €18 million. The net effect on opening equity is therefore €1,249 million.

At December 31, 2004, the instrument’s equity component amounts to €1,236 million (and the liability component to €3,994 million) and €81 million has been deducted from retained earnings corresponding to the effect of applying the amortized cost method. The total effect at December 31, 2004 is therefore €1,155 million on equity and €3,994 million on financial debt.

Lastly a deferred tax liability has been recognized for €450 million at January 1, 2004 and €425 million at December 31, 2004 (excluding the impact of measurement at amortized cost).

■	Bonds convertible or exchangeable for new or existing shares (OCEANEs)

At December 31, 2004, the effect on equity of the OCEANEs issued during the second half of the year amounts to €97 million.

A deferred tax liability of €32 million has been recognized at December 31, 2004.

37.6.2.4 Impairment of Equant property, plant and equipment and intangible assets

The positive effect of €299 million on the IFRS income statement corresponds to the reduction in impairment losses on non-current assets compared to the amount recorded in the French GAAP accounts. This effect mainly corresponds to retrospective amortization of the Equant subscriber bases in the opening IFRS balance sheet, leading to a reduction in Equant’s net book value.

37.6.2.5 Revenue recognition

The effect on equity in the opening IFRS balance sheet at January 1, 2004 of IFRS adjustments to net revenues – except for the loyalty program effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This corresponds mainly to the deferral over the average life of the contractual relationship of fixed line telephony service connection fees.

Net revenues in the 2004 IFRS income statement are €782 million lower than the French GAAP figure, due mainly to changes in revenue recognition method and the presentation changes described below.

■	Changes in the revenue recognition policy

-	deferred recognition of revenues corresponding to initial fixed line telephone service connection fees: negative effect of €80 million;

-	positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €26 million.

■	Presentation of certain expenses as a deduction from revenue

-	reclassification as a deduction from net revenues of payments to content and other providers, mainly in respect of special premium-rate numbers: negative effect of €352 million;

-	recognition of net revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €345 million;

-	“Service Level Agreement” penalties paid in the fixed line telephony business: negative effect of €16 million.

All of these items are recognized as an expense under French GAAP.

The net effect on 2004 consolidated gross operating margin is a decrease of €41 million.

The net effect on equity at December 31, 2004 is a decrease of €1,105 million (before the €360 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferring connection fees in the fixed line telephony service over the average life of the contractual relationship.

37.6.2.6 Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized in financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Telecom SA. The impact on the opening balance sheet at January 1, 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

In the 2004 consolidated income statement, the revaluation of these purchase commitments has a negative impact of €69 million on net income.

The impact on equity at December 31, 2004 amounts to €547 million, primarily concerning Orange Slovensko.

37.6.2.7 FT SA carryback

In the French GAAP accounts, the disposal by France Telecom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the receivables from the balance sheet. According to IAS 18 – Revenue, these disposals must be adjusted in the opening IFRS balance sheet at January 1, 2004.

Consequently, the carryback receivables have been reinstated in the opening IFRS balance sheet at January 1, 2004 and a liability has been recognized in the same amount. The carryback receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the State with the financial institution.

In the opening balance sheet at January 1, 2004, recognition of the tax loss carryback receivables has the effect of increasing: (i) receivables by €1,706 million; (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the carryback receivables (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million); and (iii) equity by €275 million (by €177 million net of the related deferred tax liability).

In the 2004 income statement, recognition of the carryback receivables in the balance sheet has the effect of increasing finance costs by €77 million (€49 million after tax), corresponding to accrued interest on the financial debt for 2004.

In the closing balance sheet at December 31, 2004, the carryback receivables are carried in assets for an amount of €1,706 million, the corresponding financial debt totals €1,508 million, and the unamortized portion of the financial debt recognized in equity amounts to €198 million (€128 million net of deferred tax liabilities). The €198 million corresponds to interest to be added to the financial debt over the period to the date of settlement of the carryback receivables, in 2006 and 2007.

37.6.2.8 Share-based compensation

■	Stock options

Under French GAAP, no compensation expense is recognized on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at January 1, 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at January 1, 2004 is offset by an increase in an equity account, with no effect on total equity. In 2004, €257 million was reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group was no longer able to deliver shares but only cash.

In the 2004 IFRS income statement, the expense related to stock options amounts to €136 million, offset by €109 million recognized in equity for equity-settled plans and €27 million recognized in current employee benefits for cash-settled plans.

■	Employee share offers

Following the sale of shares to outside investors, PagesJaunes carried out an employee rights issue. Following the sale by the State of 10.85% of France Telecom SA’s capital, the State offered shares to current and former France Telecom Group employees in accordance with the Privatization Act of August 6,1986. A total of 28.7 million shares were purchased by employees.

Under IFRS, the compensation related expense (concerning current and former France Telecom Group employees) has been determined based on the fair value of the rights to shares at the grant date. In the 2004 IFRS income statement, the effect is an additional charge of: (i) €190 million in respect of the State’s share offer; and (ii) €16 million in respect of the PagesJaunes rights issue.

37.6.2.9 Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in the income statement for assets held for trading and in equity for available-for-sale financial assets. When there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of historical cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares. Gains and losses arising from remeasurement at fair value recognized in the 2004 IFRS income statement represent a net loss of €83 million, including a €22 million net loss on mutual fund units, the €40 million negative impact of canceling the provision reversal on Bull shares, and the €30 million negative impact of canceling the provision reversal on Optimus shares.

In 2004, the effect of recognizing directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative €11 million.

The effect of the adjustments on equity at December 31, 2004 amounts to €83 million, corresponding mainly to the remeasurement at fair value of Intelsat shares for €41 million.

37.6.2.10 Financial instruments

Group policy consists of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments, derivative instruments are measured at fair value in the balance sheet. Financial instruments that fulfill the documentation and effectiveness criteria described in Note 2.1.16, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlyings (fixed-rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating-rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at January 1, 2004, the application of IFRS GAAP to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €52 million negative effect on equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €88 million on derivatives not recognized in the French GAAP accounts and a €147 million negative effect on gains and losses on cash flow hedges recognized in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognized as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the gain not recognized in the French GAAP figures) while measurement of Equant contingent value rights (CVGs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at December 31, 2004, application of IFRS GAAP has a €34 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a positive effect of €56 million on closing equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €130 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €25 million on derivatives not recognized in the French GAAP accounts and a €155 million negative effect on cash flow hedge reserves recognized in equity. The effect on equity of measuring NTL warrants at fair value is €6 million, corresponding to the gain not recognized in the French GAAP accounts.

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at January 1, 2004 and €1,780 million at December 31, 2004, and is included under “Bonds” in the balance sheet. Under IFRS, foreign currency debt is converted at the year-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been cancelled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analyzed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

-	In “Non-current financial debt and derivatives” for €1,352 million at January 1, 2004 (€1,824 million at December 31, 2004);

-	In “Other non-current financial assets and derivatives” for €436 million at January 1, 2004 (€184 million at December 31, 2004);

-	In “Exchangeable or convertible bonds, and other current financial debt and derivatives” for €285 million at January 1, 2004, excluding the fair value of Equant Contingent Value Rights (€232 million at December 31, 2004); and

-	In “Other current financial assets and derivatives” for €146 million at January 1, 2004 (€56 million at December 31, 2004).

37.6.2.11 Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability.

They are amortized over the debt term by the effective interest method (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at January 1, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €100 million. Of the total, €95 million concerns France Telecom SA, including €18 million arising from the application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at December 31, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €182 million. Of the total, €187 million concerns France Telecom SA, including €81 million arising from the application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

37.6.2.12 Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

-	the revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing total property, plant and equipment and equity by €293 million (€237 million after tax);

-	unamortized capitalized interest in the amount of €149 million before tax has been eliminated from the carrying amount of property, plant and equipment, leading to a reduction in equity in the same amount.

In the 2004 IFRS statement of income:

-	the revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing amortization expense by €51 million, affecting operating income;

-	the change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €2 million positive effect on operating income.

At December 31, 2004:

-	the revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the carrying amount of property, plant and equipment by €281 million (€236 million after tax).

-	elimination of unamortized capitalized interest has the effect of reducing the carrying amount of property, plant and equipment by €153 million, compared with the French GAAP amount.

The effect on impairment losses on Equant’s property, plant and equipment and intangible assets is described in Note 37.6.2.4.

37.6.2.13 Deferred taxes

The main effects on the opening IFRS balance sheet at January 1, 2004 relating to deferred taxes are as follows:

-	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

-	According to IAS 12 – Income Taxes, deferred tax liabilities are recognized on all intangible assets acquired in business combinations (trademarks and subscriber bases). Deferred tax liabilities recognized in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trademarks and €206 million for subscriber bases.

-	The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

-	deferred tax liability of €450 million from the recognition of the liability and equity components of TDIRAs (excluding the amortized cost effect);

-	deferred tax asset of €346 million related to the change of revenue recognition policy;

-	deferred tax asset of €177 million on provisions for pensions and similar benefits;

-	deferred tax asset of €102 million related to loyalty programs;

-	deferred tax liability of €98 million on the tax loss carryback receivables; and

-	deferred tax liability of €54 million related to the effects of other adjustments.

In the 2004 IFRS income statement, application of IAS 12 led to the cancellation of the provision reversal relating to discounting of the deferred tax effect, generating a €776 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €283 million.

At December 31, 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

-	deferred tax liability of €1,297 million on trademarks (including a €1,285 million impact on equity attributable to equity holders of France Telecom SA) and €54 million on subscriber bases;

-	deferred tax liability of €425 million on the TDIRAs (excluding the effect of applying the amortized cost method) and €32 million on the OCEANEs;

-	deferred tax assets of €360 million on revenue recognition adjustments;

-	deferred tax asset of €998 million related to the reversal of the discounting effect on deferred taxes;

-	deferred tax liability of €70 million on the tax loss carryback receivables; and

-	deferred tax liability of €53 million related to the effects of other adjustments.

37.6.2.14 In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Telecom SA and Orange under cross-leases with separate third parties (QTE lease) are offset.

In the IFRS balance sheet, deposits (€1,253 million at January 1, 2004 and €760 million at December 31, 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

-	The net profit recognized on the Orange finance leases (€122 million at January 1, 2004 and €116 million at December 31, 2004) is reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the opening IFRS balance sheet.

37.6.3 MAIN RECLASSIFICATIONS

37.6.3.1 Main balance sheet reclassifications

■	Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at January 1, 2004. At December 31, 2004, minority interests included in equity amounted to €4,052 million.

■	Other balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at January 1, 2004 – in addition to those described above – are as follows:

-	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified under “Other intangible assets, net” for €1,896 million (€2,662 million at December 31, 2004).

-	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as property, plant and equipment for €183 million (€124 million at December 31, 2004).

-	Other receivables and prepaid expenses in the French GAAP balance sheet have been analyzed mainly between four captions, as follows:

-	in “Other current assets” for €2,528 million (€3,023 million at December 31, 2004);

-	in “Current tax assets” for €65 million (€88 million at December 31, 2004);

-	in “Prepaid expenses “ for €706 million (€653 million at December 31, 2004); and

-	in “Other current financial assets and derivatives” for €156 million (€44 million at December 31, 2004).

-	Other medium- and long-term debt in the French GAAP balance sheet has been analyzed mainly between four captions, as follows:

-	in “Non-current employee benefits” for €565 million (€628 million at December 31, 2004);

-	in “Non-current provisions” for €3,614 million (€3,250 million at December 31, 2004);

-	in “Other non-current liabilities” for €283 million (€201 million at December 31, 2004);

-	in “Deferred tax liabilities” for €230 million (€200 million at December 31, 2004).

Accrued expenses and other payables in the French GAAP balance sheet have been analyzed mainly between six captions, as follows:

-	in “Exchangeable or convertible bonds, and other current financial debt and derivatives” for €2,077 million, corresponding to the Equant contingent value rights (CVGs) redeemed in 2004;

-	in “Accrued interest” for €1,324 million (€1,122 million at December 31, 2004);

-	in “Current employee benefits” for €1,549 million (€1,701 million at December 31, 2004);

-	in “Current provisions” for €3,000 million (€1,984 million at December 31, 2004);

-	in “Other current liabilities” for €1,375 million (€1,866 millions at December 31, 2004); and

-	in “Current tax payable” for €406 million (€425 million at December 31, 2004).

-	“Other payables” in the French GAAP balance sheet are recognized mainly in “Other current liabilities” under IFRS.

-	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the “Short-term deferred tax assets, net” caption in the French GAAP balance sheet has been reclassified in deferred tax assets and liabilities.

-	Non-operating deferred income, reporting in the French GAAP balance sheet under « Deferred income », has been mainly reclassified as « Other non-current liabilities » for €1,245 million (€1,145 million at December 31, 2004). This amount includes the part of civil engineering work which was invoiced in advance in connection with the disposal of cable networks.

37.6.3.2 Main income statement reclassifications

In addition to the IFRS adjustments and restatements previously described and the proportional consolidation of Sonatel in Senegal and its subsidiaries, certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications in 2004 concern operating income, as follows:

-	Employee profit-sharing is reported under “labour expenses”.

-	Exceptional amortization of goodwill is reported under “Impairment of goodwill”.

-	The net income of €113 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

-	in “Other operating income” for €83 million;

-	in “Other operating expense” for €(176) million;

-	in “Wages and employee benefit expenses” for €(69) million;

-	in “Share-based compensation” and “Employee profit-sharing” for €(68) million;

-	in “Impairment of non-current assets” for €(431) million;

-	in “Gains (losses) on disposal of assets” for €846 million; and

-	in “Restructuring costs” for €(181) million.

Gains and losses on disposals of assets reported in the 2004 French GAAP income statement represented a net profit of €644 million. The amount of €922 million reported in the IFRS income statement also includes gains of €163 million on company liquidations, reported in the French GAAP income statement under provision reversals and other, as well as a €51 million dilution gain and €46 million in gains on disposals of non-current assets reported in the French GAAP income statement as a component of operating income before depreciation and amortization of actuarial adjustments in the early retirement plan.

37.6.4 SONATEL

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries led to the recognition, in the opening IFRS consolidated balance sheet at January 1, 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method had no impact on either income or equity attributable to equity holders of France Telecom SA.

37.7. EFFECTS ON FINANCIAL DEBT

37.7.1 EFFECTS ON NET FINANCIAL DEBT

According to French GAAP, the Group defines net financial debt as total gross financial debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net financial debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (CNC) in recommendation 2004-R-02 on the presentation of IFRS financial statements: Net financial debt as defined and used by France Telecom corresponds to the gross financial debt (converted at the year-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, cash and cash equivalents and marketable securities, deposits paid on certain specific transactions (if the related debt is included in gross financial debt) and adjusted for the effective portion of cash flow hedges. The effect of applying IFRS on net financial debt at December 31, 2004 and January 1, 2004 is summarized below:

(in millions of euros)	Note	December 31, 2004	January 1, 2004
Net financial debt under French GAAP(1)		43,938	44,167
Consolidation of Tele Invest and Tele Invest II(1)		–	2,155
Consolidation of special purpose entities (receivables securitizations vehicles)(1)		–	1,422

Net financial debt adjusted for the effects of the changes in accounting policies at January 1, 2004		43,938	47,744

Effect of reclassifying part of the debt related to perpetual bonds redeemable for shares (TDIRAs)	37.6.2.3	3,994	4,031
Effect of the separate recognition of the liability and equity components of bonds convertible or exchangeable for new or existing shares (OCEANEs)	37.6.2.3	(97)	–
Debt attached to carryback receivables	37.6.2.7	1,508	1,431
Equant Contingent Value Rights (CVGs)(2)		–	2,049
Commitments to purchase minority interests (put options)	37.6.2.6	547	983
Accrued interest		1,172	1,308
Derivative instruments and cash collateral(3)		(1,068)	(866)
Bonds redeemable for STM shares(4)		(56)	52
Other		(116)	(47)

Net financial debt under IFRS		49,822	56,685
(1)	Tele Invest and Tele Invest II and the special purpose vehicles set up in connection with the securitization programs were consolidated in the French GAAP accounts at December 31, 2004 and are therefore included in net financial debt determined according to French GAAP.
(2)	Under IFRS, the Equant Contingent Value Rights (CVGs) are classified as derivative instruments and are therefore included in financial debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for a total of €2,015 million.
(3)	Under French GAAP, financial debts are converted at the hedging rate and currency derivatives are therefore automatically included in net financial debt. Under IFRS, all derivative instruments are recognized in the balance sheet and measured at fair value (see Note 2.16). The Group has decided to classify all of these derivative instruments in net debt, because they are for the most part held as hedges of financial debts. The cash collateral paid or received in response to margin calls is closely linked to the derivatives and therefore also included in net financial debt. The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.
(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€386 million at December 31, 2004 versus €494 million at January 1, 2004).

37.7.2 BALANCE SHEET ITEMS INCLUDED IN NET FINANCIAL DEBT UNDER IFRS

(in millions of euros)	Balance sheet		O/w contribution to net financial debt
	31 December, 2004	January 1, 2004	December 31, 2004	January 1, 2004
Other non-current financial assets and derivatives	4,285	4,829
o/w Cash collateral paid	1,129	910	1,129	910
Carryback receivables	1,706	1,706	–	–
Receivables from controlled entites and current accounts	210	184	–	–
Deposits related to in-substance defeasance and cross-lease operations (QTE Leases)	760	1,253	760	1,253
Other loans and receivables	296	340	–	–
Non-current derivatives (assets )	184	436	184	436
Other current financial assets and derivatives	312	2,189
o/w Current derivatives (assets)	56	146	56	146
Marketable securities	240	1,885	240	1,885
Accrued interest	–	8	–	–
Loans and receivables	16	150	–	8
Cash and cash equivalents	3,153	3,370	3,153	3,370

Total assets included in the calculation of net financial debt			5,522	8,008

Equity attributable to equity holders of France Telecom SA	14,451	9,639
o/w Effective portion of cash flow hedges(1)	(101)	(8)	(101)	(8)
Exchangeable or convertible bonds (non-current)	34,222	39,360	34,222	39,360
Other non-current financial debt and derivatives	8,571	9,643	8,571	9,643
Exchangeable or convertible bonds, and other current financial debt and derivatives	11,480	14,384	11,480	14,384
Accrued interest	1,172	1,314	1,172	1,314

Equity and liabilities included in the calculation of net financial debt			55,344	64,693

Net financial debt			49,822	56,685
(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

37.8 EFFECTS ON THE 2004 STATEMENT OF CASH FLOWS

(in millions of euros)	Year ended December 31, 2004
	CRC 99-02	IFRS	Difference	Adjustments
Net cash provided by operating activities	12,818	12,697	(121)	(121)
Net cash used in investing activities	(5,564)	(5,591)	(27)	(27)
Net cash used in financing activities	(7,423)	(7,346)	77	77
Net change in cash and cash equivalents	(169)	(240)	(71)	(71)
Effects of changes in interest rates on cash and cash equivalents	22	23	1	1

Cash and cash equivalents at beginning of the year	3,350	3,370	20	20

Cash and cash equivalents at end of the year	3,203	3,153	(50)	(50)

Applying IFRS has no effect on cash and cash equivalents, except for the €50 million reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts.

NOTE 38 - SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present disclosures required under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the Euro which was €0.8445 for each U.S. dollar at December 30, 2005. This rate is the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the euro amounts could have been, or could be, converted to U.S. dollars at that rate on December 30, 2005 or at any other rate.

Computation of gross operating margin and net debt

The consolidated financial statements comply with IFRS and France Telecom believes they are the most appropriate format for shareholders to understand the results of the business. Gross operating margin is computed as net revenues, less external purchases, wages, and employee benefits, and other operating income and expense. Net debt is computed as gross financial debt, less certain financial assets. Gross operating margin and net debt are not measurements of operating performance or liquidity calculated in accordance with US GAAP, and should not be considered a substitute for gross margin, operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. Gross operating margin and net debt may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate gross operating margin or net debt identically, the presentation of gross operating margin and net debt contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with IFRS or US GAAP.

NOTE 38.1 - SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

France Telecom adopted International Financial Reporting Standards as of January 1, 2004. France Telecom’s consolidated financial statements, presented elsewhere in this document, have been prepared in accordance with International Financial Reporting Standards as adopted in the European Union (“IFRS”). There are no differences between IFRS as adopted in the European Union and International Financial Reporting Standards as published by the IASB, as applied by France Telecom. However, IFRS as adopted in the European Union does differ in certain significant ways from US Generally Accepted Accounting Principles (“US GAAP”). Application of US GAAP would have affected the results of operations and balance sheets for the years ended and as of December 31, 2005 and 2004. The principal differences between IFRS and US GAAP as they relate to France Telecom are discussed in further detail below.

As permitted by release N°33-8567 – First-time application of International Financial Reporting Standards – issued by the U.S. Securities and Exchange Commission (the “SEC”), France Telecom in conjunction with its first year of reporting under IFRS in its annual report on Form 20-F for the fiscal year ended December 31, 2005, presents two years rather than three years of statement of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosures as required by the SEC release.

Differences resulting from the application of IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), have been applied by the France Telecom in preparing its consolidated financial statements. IFRS 1 requires retrospective application of all IFRS that are effective at the reporting date. However, IFRS 1 permits certain exemptions and exceptions to this requirement. The exemptions and exceptions applied by France Telecom in reliance upon the provisions of IFRS 1 are described in Note 2, Significant accounting policies and changes in estimates.

The most significant differences from US GAAP resulting from exemptions and exceptions permitted by IFRS 1 are the following:

-	Business combinations: Business combinations that were consummated prior to the date of transition to IFRS (January 1, 2004) have not been restated, in accordance with IFRS 3, “Business Combinations”. Instead, the historical accounting applied by France Telecom has been retained for purposes of its IFRS financial statements.

-	Employee Benefits: All previously unrecognized actuarial gains and losses have been recognized in retained earnings at the transition date. France Telecom will apply the corridor approach of IAS 19, “Employee Benefits” prospectively.

-	Cumulative translation differences: All cumulative translation differences for foreign subsidiaries with a functional currency other than the euro have been included in retained earnings as of January 1, 2004.

Reconciliation of net income and comprehensive income to US GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from IFRS to US GAAP and in the components of shareholders’ equity for US GAAP purposes. The following is a reconciliation of net income (loss) as reported in the Consolidated Statement of Income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the years ended December 31, 2005 and 2004:

Reconciliation to US GAAP net income

(in millions, except per share data)		Year ended December 31,
	Notes	2005	2005	2004
		$	€	€

Consolidated net income after tax as reported in the Consolidated Statement of Income under IFRS		6,760	5,709	3,017

Adjustments to conform to US GAAP

Fair value of tangible assets	C	17	14	26

Accounting for the impairment of goodwill	D	(213)	(180)	534

Impairment and amortization of intangible assets	F	(321)	(271)	(301)

Sale and leaseback of real estate	G	62	52	58

Adjustments relating to the 1996 quasi reorganization and change of status	H	21	18	75

Sale of TDF	I	684	578	0

Share based payment	J	(12)	(10)	(168)

Accounting for bonds redeemable into shares of France Telecom	K	46	39	54

Derivative instruments and hedging activities	L	(34)	(29)	(45)

Written put options	M	11	9	69

Valuation of marketable securities and investment securities	N	0	0	(11)

Sale of investments	O	554	468	40

Capitalization of interest costs	P	(36)	(30)	20

Pension obligations and other employee benefits	Q	(152)	(128)	(271)

FIN 46R	R	0	0	(647)

Revenue recognition	S	(1,340)	(1,132)	177

Other		146	123	251

Deferred taxes (including effect on the above adjustments)	T	553	467	81

Net income as adjusted for US GAAP		6,746	5,697	2,959

Net income as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax		6,469	5,463	3,593

Discontinued operations, after tax	I	1,131	955	13

Cumulative effect of change in accounting principle, after tax	R & S	(854)	(721)	(647)

Net income as adjusted for US GAAP		6,746	5,697	2,959

Earnings per share as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax

- Basic	U	2.58	2.18	1.47

- Diluted	U	2.49	2.10	1.45

Earnings per share as adjusted for US GAAP after discontinued operations and cumulative effect of change in accounting principle, after tax

- Basic	U	2.70	2.28	1.21

- Diluted	U	2.59	2.19	1.19

Comprehensive Income under US GAAP

(in millions)	Year ended December 31,
	2005	2005	2004
	$	€	€
Net income as adjusted for US GAAP	6,746	5,697	2,959

Other Comprehensive Income

Unrealized gains on securities (net of €0 million and €6 million in taxes, respectively)	57	48	30

Unrealized losses on derivative instruments and hedging activities (net of €33 million and €3 million in taxes, respectively)	(38)	(32)	(36)

Minimum pension liability adjustment (net of €(23) million and €34 million in taxes, respectively)	38	32	(62)

Foreign currency translation adjustment	1,678	1,417	675

Comprehensive income	8,481	7,162	3,566

Operating Income under US GAAP

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

(in millions)	Year ended December 31,
	2005	2005	2004
	$	€	€
Operating income under IFRS as reported in the Consolidated Statement of Income	13,362	11,284	9,312

Reclassifications to conform to regulation S-X

Share of the P&L of associates and JV accounted under equity method	(23)	(20)	(30)

Discounting	(195)	(164)	(148)

Operating income under IFRS presented in accordance with regulation S-X	13,144	11,100	9,134

Adjustments to conform to U.S. GAAP

Revenue recognition	(36)	(30)	180

Pension obligations – actuarial gains and losses	(158)	(134)	(271)

Accounting for the impairment of goodwill	(160)	(135)	534

Depreciation and amortization of intangible assets	(237)	(200)	(193)

Sale and leaseback of real-estate	164	139	155

Sale of TDF	685	578	0

Share-based compensation	(12)	(10)	(170)

Restructuring costs	12	10	0

Gains (losses) on disposal of assets	556	470	(10)

Consolidation of TPSA and other entities under IFRS that are equity method investees under US GAAP	(1,501)	(1,268)	(757)

Capitalization of interests	(105)	(88)	(57)

Fair value of assets	(7)	(6)	26

QR 1996	22	18	75

Other operating income	166	140	54

Operating income under US GAAP	12,533	10,584	8,700

The main difference between IFRS and US relates to a difference in consolidation methods of certain entities that are consolidated under IFRS but accounted for as equity method investees under US GAAP. See Note 38.1 “Consolidation methods”.

Expense classification by function

The Consolidated Statement of Income complies with IFRS and is believed to be in the most appropriate format for shareholders to understand the results of the business. IAS 1 allows an enterprise to present an analysis of expenses using a classification based on either the nature of the expenses or their function within the enterprise. France Telecom believes that the business is best understood by classifying expenses by their nature rather than allocating these expenses among the various functions within the Company.

US GAAP and the SEC generally require presentation of expenses by function, also known as the “cost of sales” method. France Telecom has prepared the following schedule which meets the SEC reporting format set forth in SEC Regulation S-X Rule 5-03. The financial numbers disclosed in the following schedule are prepared under IFRS:

(in millions)	Year ended December 31,
	2005	2005	2004
	$	€	€
Revenue under IFRS	58,067	49,038	46,158

Costs of services and products (exclusive of depreciation and amortization shown below)	(22,525)	(19,022)	(16,977)
Selling, general and administrative (exclusive of depreciation and amortization shown below)	(13,936)	(11,769)	(11,575)
Research and development (exclusive of depreciation and amortization shown below)	(659)	(556)	(510)
Depreciation and amortization	(8,329)	(7,034)	(7,990)

Disposal of assets	1,747	1,475	922
Asset impairment and net restructuring and other charges	(1,221)	(1,032)	(894)

Operating income under IFRS presented in accordance with SEC Regulation S-X Rule 5-03	13,144	11,100	9,134

Reconciliation of shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity as reported in the Consolidated Balance Sheet as adjusted for the approximate effects of the application of US GAAP as of December 31, 2005 and 2004:

(in millions)		At December 31,
		2005	2005	2004
	Notes	$	€	€
Shareholders’ equity as reported in the Consolidated Balance Sheet under IFRS		29, 437	24,860	14,451

Adjustments to conform to US GAAP

Historical business combinations	A	6,007	5,073	4,776

Other business combinations	B	275	232	406

Fair value of tangible assets	C	(139)	(117)	(125)

Accounting for goodwill – non amortization and impairments	D	(19,452)	(16,427)	(15,609)

Step acquisition of equity method investees	E	147	124	118

Impairment and amortization of intangible assets	F	(1,052)	(888)	(671)

Sale and leaseback of real estate	G	(503)	(425)	(477)

Adjustments relating to the 1996 quasi reorganization and change of status	H	(104)	(88)	(106)

Sale of TDF	I	0	0	310

Share based payment	J	0	0	129

Accounting for bonds redeemable into shares of France Telecom	K	(1,072)	(905)	(964)

Derivative instruments and hedging activities	L	326	275	356

Written put options	M	24	20	422

Valuation of marketable securities and investment securities	N	(10)	(8)	(79)

Sale of investments	O	137	116	120

Capitalization of interest costs	P	1,460	1,233	1,212

Pension obligations and other employee benefits	Q	88	74	135

FIN 46R	R	0	0	(889)

Revenue recognition	S	398	336	1,472

Other		(128)	(109)	(152)

Deferred taxes (including effect on the above adjustments)	T	(268)	(226)	(806)

Shareholders’ equity as adjusted for US GAAP		15,571	13,150	4,029

The components of shareholders’ equity for US GAAP purposes as of December 31, 2005 and 2004 are as follows:

(in millions)	At December 31,
	2005	2005	2004
	$	€	€
Share capital	12,329	10,412	9,869

Additional paid-in capital	48,025	40,557	37,698

Retained earnings	(40,831)	(34,482)	(38,736)

Accumulated Other Comprehensive Income:

Unrealized gains and losses on securities, net of related taxes:	114	96	48

Unrealized gains and losses on cash flow hedges, net of related taxes	(139)	(117)	(85)

Minimum pension liability adjustment, net of related taxes	(45)	(38)	(70)

Foreign currency translation adjustment, net of related taxes	(3,882)	(3,278)	(4,695)

Accumulated Other Comprehensive Income	(3,951)	(3,337)	(4,802)

Total shareholders’ equity as adjusted for US GAAP	15,571	13,150	4,029

As explained in Note 30.4, cash and stocks dividends of €1,184 million and €617 million respectively were paid in 2005 and 2004. In addition, as explained in Note 30.1, the net increase in share capital and additional paid in capital is mainly due to the capital increase of €3,020 million as a result of the acquisition of Amena in 2005.

Historical cumulative translation differences

Under IFRS, the opening cumulative translation differences existing under French GAAP were transferred to retained earnings on January 1, 2004, the date of transition to IFRS. This adjustment had no impact on the opening shareholders’ equity as of that date. The gain or loss under IFRS on any subsequent disposals of any foreign operations will exclude translation differences that arose before the date of transition to IFRS, but will include subsequent translation differences.

Description of US GAAP adjustments

Historical business combinations (A)

France Telecom had entered into various business combinations prior to the January 1, 2004 date of adoption of IFRS (“Historical business combinations”). Under IFRS, these business combinations have not been restated to conform with the requirements of IFRS 3 “Business combinations”, as permitted by the exemption provided by IFRS 1, which France Telecom elected to apply. As a result of the accounting treatment for such transactions under IFRS and US GAAP, and more significantly, due to the transitional provisions of IFRS 1, historical adjustments are reflected in the reconciliation to US GAAP.

The following describes the primary differences between IFRS and US GAAP in relation to business combinations as a result of the IFRS 1 exemption election: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP, the date of the signed agreement or public announcement, and under IFRS the date of exchange, (ii) a different treatment in purchase accounting of certain identifiable assets and liabilities, (iii) the treatment of contingent consideration in the cost of the business combination, (iv) the measurement of goodwill impairment as described in Note 38.1(D), and (v) the accounting for acquired minority interests of consolidated subsidiaries as described in Note 38.1(E) and 38.1(M).

Adjustment on Orange plc acquisition cost: Following the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP of the settlement of the put and call arrangement with Vodafone. Under French GAAP, the settlement of the put and call in 2001 was reflected as contingent consideration and the purchase price adjusted accordingly. Under US GAAP, the settlement of the put and call arrangement with Vodafone was considered an equity transaction and accordingly, there was no subsequent adjustment to the purchase price of Orange plc.

Purchase of additional Orange shares held by E.On: Following the transitional provisions of IFRS 1, no adjustment was made to the historical treatment under French GAAP of the 2002 settlement of the E.On put option on shares of Orange SA. Under this treatment, France Telecom recorded the additional investment in Orange at the amount of consideration paid to the counterparty. Under US GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.On put option. The put option had been accounted for at fair value under SFAS 133 (see Note 38.1(L)).

Acquisition of Equant: Following the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP of the valuation of the Equant Acquisition in 2001. Under French GAAP, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their average fair value over a reasonable period of time around the transaction announcement date.

Equant – Contingent Value Right (“CVR”): Following the transitional provisions of IFRS 1, no adjustment was made to the historical treatment under French GAAP of the determination of the purchase price. In 2001, due to movements in the CVR’s market value, France Telecom recorded a provision for the maximum payment of the CVR. Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed using an option-pricing model. Subsequent changes to the value of the CVR have been reflected in earnings. The CVR payment was made on July 8, 2004 for €2,015 million.

The historical business combinations noted above result in the following differences in net equity between IFRS and US GAAP:

Historical business combinations (in millions of Euros)	December 31, 2005	December 31, 2004
Adjustment on Orange plc acquisition cost	3,265	3,174

Purchase of additional shares held by E.On	(359)	(359)

Acquisition of Equant	1,160	1,004

Equant – Contingent Value Right (“CVR”)	916	793

Others	91	164

Total	5,073	4,776

Other business combinations (B)

The IFRS accounting for business combinations is described in Note 4.

The business combinations included within this section result in the following differences between net equity under IFRS and US GAAP:

Business combinations (in millions of Euros)	December 31, 2005	December 31, 2004
2005 Acquisition of Orange Slovensko minority interest	33	–

2005 Acquisition of remaining Equant assets and liabilities	(61)	–

2004 Acquisition of Wanadoo SA minority interest	107	107

2004 and 2003 Acquisition of Orange SA minority interest	328	328

Other[1]	(175)	(29)

Total	232	406
1	Other includes €(155) million related to the change in accounting under IFRS for Sonatel from the proportionate consolidation method of accounting to full consolidation. Under US GAAP, Sonatel was accounted for as an equity method investee in 2004 and 2005.

The adjustments included above result primarily from the following business combinations:

2005 Acquisition of Amena

As discussed in Note 4 to these consolidated Financial Statements, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares on November 8, 2005 for a total cash consideration of €6.4 billion. As a result of the acquisition, France Telecom now holds 79.4% of Auna shares. Auna has a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document.

The differences in accounting for the acquisition of Amena by France Telecom between IFRS and US GAAP has no material effect on the consolidated net income or shareholders’ equity, for the year ended December 31, 2005.

Under IFRS, France Telecom accounts for the acquisition of subsidiaries under the purchase method of accounting. The cost of the acquisition is measured as the fair value of assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill. Under IFRS, goodwill relating to the acquisition of Amena amounted to €4,454 million.

US GAAP also requires the use of the purchase method of accounting for all business combinations. However, there are differences in valuation between US GAAP and IFRS as follows:

(1) The carrying amount of the Amena assets acquired under US GAAP of €653 million was higher than the carrying amount recognized under IFRS by €15 million as a result of interest that was capitalized on the borrowings related to the funding of UMTS licenses in accordance with US GAAP. France Telecom has chosen not to capitalize interest as allowed under IFRS.

(2) Under US GAAP, the portion of the purchase price allocated to the identified brand name intangible asset was lower than the amount recognized under IFRS by €347 million, which generates a discrepancy between IFRS and US GAAP goodwill of €173 million, net of the related deferred tax effect. In accordance with US GAAP practice, the brand name was valued based on France Telecom’s intended useful life whereas under IFRS, the brand name was valued based on an indefinite useful life.

(3) France Telecom entered into a forward contract whereby France Telecom would acquire the minority shares on a future date. Under US GAAP, this forward contract has been accounted for as a reduction to minority interest equal to the fair value of the shares at inception. The remaining difference between the initial reduction to minority interest and the carrying amount of the minority interest has been reflected as part of a step acquisition. This resulted in a difference between US GAAP and IFRS of €31 million to the consolidated shareholders’ equity.

(4) Under IFRS, as France Telecom acquired less than 100% of Amena, the minority interest is stated at the minority’s proportion of the net fair value of acquired assets and liabilities assumed. However, under US GAAP, fair values are assigned only to the share of the net assets acquired by France Telecom.

As a result of these four differences, US GAAP goodwill of €4,643 million is higher than IFRS goodwill by €189 million.

Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price under US GAAP has been allocated as follows:

(in millions of Euros)	Amena
Purchase price consideration	6,429

Book value of minority interest acquired	653
Less: Recorded intangible assets	198

Tangible book value of net assets acquired	455

Remaining purchase price adjustments:

Forward contract	(31)
Liabilities assumed	(258)
Customer lists	1,733
Licenses	639
Brand names	13
Deferred taxes on adjustments	(765)

Goodwill	4,643

The brand names, customer lists and licenses are amortized over their expected useful lives.

France Telecom paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets of Amena for a number of reasons, including the following:

-	Strengthening the position of France Telecom in Spain

-	Balance of France Telecom’s asset portfolio in Europe

-	Creation of value for the shareholders of France Telecom

-	Additional economies of scale through cost savings and revenue synergies before creation of value for the shareholders of France Telecom

The US GAAP unaudited pro forma revenue and net income of France Telecom for the year ended December 31, 2005 as if the acquisition of Amena have been completed effective January 1, 2005 would have been €46,321 million and €6,040 million, respectively. France Telecom is not able to disclose comparative figures for 2004 as Amena, in accordance with its applicable reporting requirements in Spain, only prepared financial statements under Spanish GAAP. There was no financial information prepared in accordance with IFRS or US GAAP for the 12 months ended December 31, 2004.

2005 Acquisition of full ownership of Equant

As discussed in Note 4 to these consolidated Financial Statements, France Telecom acquired the remaining Equant assets and liabilities not already owned by France Telecom.

The differences in accounting for the acquisition of the remaining assets and liabilities of Equant by France Telecom between IFRS and US GAAP resulted in an adjustment to shareholders’ equity of €(61) million and nil for the years ended December 31, 2005 and 2004 respectively

Under IFRS, for the purchase of remaining assets and liabilities of Equant, France Telecom recognized goodwill for the difference between the purchase price and book value of the net assets acquired. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their US GAAP carrying values, except for certain tangible and intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of tangible and intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price has been allocated as follows:

(in millions of Euros)	Equant
Purchase price consideration	590

Book value of assets and liabilities acquired	291
Less: Recorded tangible assets	239
Less: Recorded intangible assets	23

Tangible book value of net assets acquired	29

Remaining purchase price adjustments:

Fixed Assets	268
Software	40
Deferred taxes on adjustments	(14)

Goodwill	267

The fixed assets and software are amortized over their expected useful lives.

France Telecom paid a premium for its increased stake in Equant (i.e., goodwill) over the fair value of the identified net tangible and intangible assets of Equant as it represents a key step in France Telecom’s strategy to become an integrated operator. The reasons for the increased investment included but are not limited to, the following:

-	To accelerate the strategy of unifying the enterprise market consistently with the model of integrated operator,

-	To take advantage of Equant attributes including its international customer base, worldwide distribution and network and its reputation as leaders in the quality of its IP VPN technology, and

-	To address the constantly evolving needs of Entreprise customers resulting from the deployment of solutions and integrated services.

2005 Acquisition of additional interest in Orange Romania

As discussed in Note 4 to these consolidated Financial Statements, France Telecom acquired an additional interest in Orange Romania.

The differences in accounting for the acquisition of the additional interest in Orange Romania by France Telecom between IFRS and US GAAP has no material effect on the consolidated net income and shareholders’ equity, for the year ended December 31, 2005.

As described in Note 2.1.2 to these consolidated financial statements, for the purchase of minority interests under IFRS, France Telecom recognizes goodwill for the difference between the purchase price and book value of the net assets acquired. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their US GAAP carrying values, except for certain intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price has been allocated as follows:

(in millions of Euros)	Orange Romania
Purchase price consideration	408

Book value of minority interest acquired	133
Less: Recorded intangible assets	25

Tangible book value of net assets acquired	108

Remaining purchase price adjustments:

Customer lists	192
Licenses	6
Deferred taxes, on adjustments	(28)

Goodwill	130

The customer lists and licenses are amortized over their expected useful lives of 5 and 15 years, respectively.

France Telecom paid a premium for its increased stake in Orange Romania (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired as the transaction enables France Telecom to consolidate its position in the high growth Romanian market.

2005 Acquisition of Orange Slovensko minority interest

As discussed in Note 4 to these consolidated Financial Statements, France Telecom acquired the remaining Orange Slovensko shares not already held.

The differences in accounting for the acquisition of the minority interest in Orange Slovensko by France Telecom between IFRS and US GAAP resulted in an adjustment of €0 million and €33 million to the consolidated net income and shareholders’ equity, respectively, for the year ended December 31, 2005.

As described in Note 4 to these consolidated financial statements, for the purchase of minority interests under IFRS, France Telecom recognizes goodwill for the difference between the purchase price and book value of the net assets acquired.

Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. France Telecom is in the process of determining the fair value of the assets acquired and liabilities assumed, in accordance with SFAS 141. The purchase price allocation has not been finalized as of December 31, 2005.

2005 Acquisition of Orange Dominicana minority interest

As discussed in Note 4 to these consolidated Financial Statements, France Telecom acquired the remaining 14% of Orange Dominicana as a result of the exercise of a put option by a minority shareholder.

The differences in accounting for the acquisition of the minority interest in Orange Dominicana by France Telecom between IFRS and US GAAP has no material impact on the consolidated net income and shareholders’ equity, for the year ended December 31, 2005.

As described in Note 2.1.2 to these consolidated financial statements, for the purchase of minority interests under IFRS, France Telecom recognizes goodwill for the difference between the purchase price and book value of the net assets acquired. Under IFRS, the acquisition date was September 8, 2005, the date the sale closed. On this date, the liability for the minority interest put option was reversed and goodwill was recognized for the difference between the purchase price of €30.3 million and the carrying value of the minority interests upon closing of €6.3 million.

Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. It was deemed that on January 31, 2005, the date the minority shareholder notified France Telecom of its intention to exercise their put option, France Telecom entered into a forward contract whereby France Telecom would acquire the minority shares once a valuation was performed. As such, a liability equal to the fair value of the minority interests to be acquired was recorded against the cost of the minority interest acquired as of that date. The difference between the fair value of the minority interests (€19 million) and the carrying value of the minority interests to be acquired (€1.8 million) of €17.2 million was recorded as goodwill on this date.

2004 Acquisition of Wanadoo SA minority interest

The IFRS accounting treatment of the Wanadoo SA acquisition is discussed in Note 4 to these consolidated financial statements.

Different measurement dates were used in valuing the securities issued in accounting for the acquisition of the minority interest in Wanadoo SA by France Telecom between IFRS and US GAAP resulted in an adjustment of €0 million and €107 million to the consolidated net income and shareholders’ equity, respectively, for the years ended December 31, 2005 and 2004.

Under IFRS, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their fair value over a reasonable period of time around the transaction announcement date.

In addition, under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets and liabilities assumed based on their estimated fair value on the date of acquisition, whereas under IFRS any excess purchase consideration was considered to be goodwill. It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements was not different from their US GAAP carrying values, except for certain intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price has been allocated as follows under US GAAP:

(in millions of Euros)	Wanadoo SA
Purchase price consideration	3,819

Book value of minority interest acquired	1,879
Less: Recorded intangible assets	4

Tangible book value of net assets acquired	1,875

Remaining purchase price adjustments:

Customer lists	503
Brand names	261
Deferred taxes, on adjustments	(265)

Goodwill	1,445

The brand name was considered as indefinite lived intangible asset at the date of the acquisition. The customer lists are amortized over their expected useful lives.

Approximately €926 million of goodwill from the acquisition of the minority interest was allocated to the Directory reporting unit, with the remainder allocated to the Home reporting unit. Due to the fact that this portion of the Directory business (“PagesJaunes”) was sold through an initial public offering (“IPO”) immediately following the purchase business combination, no goodwill from the acquisition of the minority interest remains allocated to the Directory business unit as of December 31, 2004.

2004 and 2003 Acquisition of Orange SA minority interest

The IFRS accounting treatment of the Orange SA acquisition is discussed in Note 4 to these consolidated financial statements. Due to the short period of time between the closing of the exchange offer and the scheduled closing of the cash tender offer, the collective purchase of the Orange shares was considered as a single transaction for purposes of the allocation of the total purchase price to the assets acquired and liabilities assumed, including goodwill.

Different measurement dates were used in valuing the securities issued in accounting for the acquisition of the minority interest in Orange SA by France Telecom between IFRS and US GAAP resulted in an adjustment of €0 million and €328 million to the consolidated net income and shareholders’ equity, respectively, for the year ended December 31, 2005 and 2004.

Under IFRS, as was also allowed under French GAAP, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their fair value over a reasonable period of time around the transaction announcement date.

In addition, under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets and liabilities assumed based on their estimated fair value on the date of acquisition, whereas under IFRS, as allowed by IAS 8, paragraphs 8-12 and as applied by France Telecom under French GAAP (Note 2.1.2), any excess purchase consideration was considered to be goodwill. It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their US GAAP carrying values, except for certain intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price has been allocated as follows under US GAAP:

(in millions of Euros)	Orange SA
Purchase price consideration	6,609

Book value of minority interest acquired	2,906
Less: Recorded intangible assets	1,851

Tangible book value of net assets acquired	1,055

Remaining purchase price adjustments:

Deferred tax valuation adjustment	2,437[1]
Customer lists	1,495
Licenses	1,038
Brand names	541
Deferred taxes, on adjustments	(401)

Goodwill	444
1	See Note 38.1(T)

The brand names are not amortized as they are indefinite lived intangible assets. The customer lists and licenses are amortized over their expected useful lives.

Historical fair value of tangible assets (C)

Under IFRS, as allowed under IFRS 1, France Telecom recorded certain tangible assets at fair value as of the date of transition to IFRS.

Under US GAAP, tangible assets are carried at cost, less accumulated depreciation, unless they are considered impaired, at which time they are written down to fair value. It is prohibited to recognize increases in the value of tangible assets. The US GAAP adjustments are required to reverse the increase in fair value under IFRS and the related depreciation expense associated with the increase in the depreciable base of the assets.

Accounting for goodwill – non amortization and impairment (D)

Prior to the adoption of IFRS on January 1, 2004, France Telecom amortized goodwill in accordance with French GAAP. Under US GAAP, goodwill is not amortized, but tested for impairment on an annual basis. Therefore, the reconciliation to US GAAP reflects an adjustment of approximately €9.6 billion.

Accounting for the impairment of goodwill:

Under US GAAP, France Telecom recorded significant goodwill impairments prior to January 1, 2004, due to downturns in the market place. In accordance with the transitional provisions of IFRS 1, France Telecom tested goodwill for impairment as of the adoption date, and no adjustments to the historical French GAAP goodwill amounts were necessary. As such, the US GAAP accounts reflect historical goodwill impairments of approximately €(26.0) billion, relating primarily to the Orange reporting unit in 2002, for which an impairment charge of €(19.7) billion was recorded during the first half of 2002.

France Telecom performed its annual goodwill impairment tests on its reporting units as of November 30, 2005 and 2004. For the purposes of performing its annual impairment tests under SFAS 142, France Telecom estimates the fair value of its reporting units using various methods, including, where appropriate, using a discounted cash flow approach, market comparables, and market capitalizations adjusted for appropriate control premiums.

Under US GAAP, France Telecom recorded a goodwill impairment charge totaling €73 million related to the goodwill of the reporting unit Directory in Spain. This impairment was not recognized under IFRS as the Directory in Spain goodwill was partially impaired under French GAAP prior to the IFRS transition date. As discussed in Note 38.1 “Consolidation Method”, under IFRS, France Telecom’s investment in TP Group is fully consolidated in the France Telecom financial statements. Under US GAAP, TP Group is accounted for using the equity method. France Telecom tested the TP Group goodwill using a discounted cash-flows analysis, which resulted in a value similar to the value in use determined under IFRS. Under IFRS, TP Group value in use was higher than its carrying amount. For the year ended December 31, 2005, France Telecom recorded an impairment charge of €107 million to the net consolidated income under US GAAP. This difference between IFRS and US GAAP is mainly due to the fact that goodwill was amortized under French GAAP prior to the transition to IFRS and to different accounting principles applied.

For the year ended December 31, 2004, under IFRS, France Telecom recorded a goodwill impairment charge totaling approximately €(0.5) billion relating to Equant’s goodwill. Consequently, at December 31, 2004, for reconciliation purposes to US GAAP, France Telecom reversed the impairment charge, as the Equant goodwill was already fully written-off under US GAAP.

The carrying values of goodwill by reportable segment, under US GAAP, are as follows:

(in billions of Euros)	Personal	Enterprise	Home	Directories	Total
Balance as of January 1, 2004	8.6	0.0	3.0	0.6	12.2

Goodwill acquired during year	(0.6)	–	0.6	0.9	0.9

PagesJaunes IPO	–	–	–	(0.9)	(0.9)

Balance as of December 31, 2004	8.0	0.0	3.6	0.6	12.2

Goodwill acquired during year	5.2	0.3	–	–	5.5

Impairment losses	–	–	–	(0.1)	(0.1)

Disposal and other	–	–	(0.3)	–	(0.3)

Currency translation effect on goodwill	0.2	–		–	0.2

Balance as of December 31, 2005	13.4	0.3	3.3	0.5	17.5

The above goodwill amounts relating to non-Euro operations reflect the translation to the Euro.

Step acquisitions of equity method investees (E)

Under IFRS, as allowed by IAS 8, paragraphs 8-12 and as applied by France Telecom under French GAAP, the acquisition of an additional interest in an equity method investee triggers a revaluation of the historical investment, excluding goodwill, prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under US GAAP, the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged.

The reconciling adjustments between IFRS and US GAAP relate to the historical step acquisition of the TP Group.

Impairment and amortization of intangible assets (F)

Under IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses.

As explained in notes 38.1 (A) and (B), under IFRS, certain intangible assets which arose in step acquisitions under US GAAP do not exist, or have a different carrying value than under US GAAP.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of €(271) million and €(888) million to the consolidated net income and shareholders’ equity as reported under IFRS for the year ended December 31, 2005 and of €(301) million and €(671) million to the consolidated net income and shareholders’ equity as reported under IFRS for the year ended December 31, 2004.

Under US GAAP, the Wanadoo brand name, which arose in step acquisitions, was impaired during the year ended December 31, 2005 for €(247) million. The impairment of the brand name Wanadoo was due to the announcement by France Telecom that this would be replaced by the Orange brand name.

Secondly, under IFRS, the Amena brand name was valued based on an indefinite life whereas under US GAAP, the Amena brand name was determined to have a definite life based on France Telecom’s intended use. As previously discussed, under US GAAP, the purchase price allocated to the Amena brand name was lower than that recognized under IFRS by €347 million. Subsequent to the acquisition date, under IFRS, the Amena brand name was impaired by €(345) million. This amount was fully reversed under US GAAP resulting in an adjustment of €266 million to the consolidated net income and shareholders’ equity as reported under IFRS for the year ended December 31, 2005.

Finally, the remaining difference between IFRS and US GAAP is mainly attributable to the valuation of major intangible assets held and amortized : customer relationships and UMTS licenses. The primary difference between US GAAP and IFRS is in relation to business combinations and relates to a different treatment of identifiable assets.

Under US GAAP, the aggregate intangible assets amortization expenses for the years ended December 31, 2005 and 2004 were €(2,316) million and €(1,161) million, respectively.

Under US GAAP, UMTS licenses for €7,463 million that are currently in use are amortized over an average life of 15 years, whereas licenses related to networks that are under development are not currently amortized.

The estimated UMTS amortization expense for each of the following 5 years is presented below, for existing licenses in use as of December 31, 2005:

Estimated Annual Amortization Expense:	(in millions in Euros)
2006	(478)

2007	(478)

2008	(478)

2009	(478)

2010	(478)

Excluded from the estimated amortization expense table above is the future amortization of certain UMTS licenses currently being prepared for use. The carrying amount of these UMTS licenses totaled €362 million as of December 31, 2005. These licenses have an estimated remaining useful life of between 12 and 19 years as of December 31, 2005, depending on when the licenses expire.

Sale and leaseback of real estate (G)

In 2002, as part of a divestment program, France Telecom entered into sale leaseback transactions with respect to various real estate transactions consisting of both regular office buildings and office buildings combined with equipment.

The historical accounting under French GAAP is considered to be consistent with IFRS. As such, no adjustments have been made to these sales and leasebacks, which were deemed to be operating leases of real estate properties. The sales were reflected as disposals and the related net gain was recorded in the year of disposal.

Under US GAAP, the transactions not qualifying for sale-leaseback accounting were recorded as financings. When the sale was recorded the resulting gains were deferred and amortized over the remaining lease terms.

Adjustments relating to the 1996 quasi-reorganization and change of status (H)

Under IFRS, no adjustment has been made to the historical French GAAP treatment of the quasi-reorganization.

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital. Differences remaining related to the net assets continue to be reflected as a reconciling item on the reconciliation of shareholders’ equity.

Sale of TDF (I)

Under IFRS, no adjustment has been made to the 36.2% gain deferral on the sale of TDF, which took place in 2002, as a result of the simultaneous investment by France Telecom in Tower Participation SAS (“Tower”), TDF’s new parent company.

Under US GAAP in 2002, per SAB Topic 5-U and EITF 01-02, a €495 million pre-tax gain, net of fee, was recognized representing the portion of the gain related to third parties, whereas to the extent of the sale to CDC, a party under common control with France Telecom, a €350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value. As mentioned in Note 38.1(R), this gain has been reversed and included in the cumulative effect of change in accounting principle during 2004 in conjunction with the FIN 46R analysis and has decreased net income by €(0.5) billion for the year ended December 31, 2004.

As of December 2004, France Telecom has classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and has determined that it meets the definition of a disposal group as defined by SFAS 144. As discussed in Note 4 to these consolidated financial statements, Tower was disposed of during the year ended December 31, 2005. Consequently the gain on the sale was recognized through the discontinued operations during the year ended December 31, 2005 for €578 million.

Share based payment (J)

France Telecom subsidiaries have various share based compensation plans. The IFRS accounting for stock based compensation is disclosed in Note 27.

Under US GAAP, France Telecom adopted the provisions of SFAS 123R, Share Based Payment (revised 2004) (“SFAS 123R”), as of January 1, 2005, and accounted for stock option plans under SFAS 123, Stock Based Compensation (“SFAS 123”), prior to January 1, 2005. Under SFAS 123, employee stock options grants made by France Telecom were expensed over the related option vesting period based on the fair value at the date the options were granted using the Black-Scholes model. Liquidity contracts were measured using the intrinsic value method.

Under SFAS 123R, France Telecom is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard. Allowable valuation models include a binomial model and the

Black-Scholes model. Upon adoption of SFAS 123R, France Telecom began to value options using the binomial model. In addition, as required by SFAS 123R, France Telecom began to base initial accruals of compensation cost on the number of awards estimated at the grant date for which the requisite service is expected to be rendered and revised the estimated number of awards for which the requisite service is expected to be rendered if information indicates that the actual number of awards is likely to differ from initial estimates.

Under SFAS 123R, France Telecom elected the “Modified Prospective Application” transition method. Under this method, SFAS 123R was applied to new awards and to any awards modified, repurchased, or cancelled after the date of adoption. Awards that were outstanding as of the date of adoption of this standard, continued to be amortized as the respective service was rendered, and the cost of such awards continued to be based on the grant date fair value as measured previously under SFAS 123. The effect of the change from applying the original provisions of SFAS 123 to adoption of SFAS 123R resulted in additional expenses under US GAAP of approximately €(8) million, which has been recognized within “Share based payment” during the year ended December 31, 2005 and was included within “Cumulative effect of change in accounting principle”. The impact of this increase resulted in a decrease in basic and diluted earnings per share by €(0.01) and €0, respectively.

In 2004, when France Telecom still accounted for share based payment in accordance with SFAS 123, there was a difference between US GAAP and IFRS in the valuation of the liquidity contracts. Under US GAAP, these contracts were valued based on the intrinsic value method whereas under IFRS, they were measured using the fair value method. Upon adoption of SFAS 123R in 2005, the contracts were measured using the binomial model and as a result, there were no longer significant differences in accounting for share based payment between US GAAP and IFRS.

Liquidity contracts

As noted above, as of December 31, 2004, the liability recognized under the liquidity contracts that were cash settled was measured using the fair value method under IFRS 2 and the intrinsic value method under SFAS 123 resulting in a difference between IFRS and US GAAP of approximately €129 million on shareholders’ equity. Upon the adoption of SFAS 123R, the valuation of the liability for the cash settled plan under both IFRS and US GAAP was measured under the fair value method. Any additional expense due to this change in method has been included in the amount noted above during the year ended December 31, 2005.

Employee share offers

France Telecom’s principal shareholder (the French State) affected stock purchase plans during the years ended December 31, 2005 and 2004, which were made available to all eligible employees and retirees of France Telecom. Due to the preferential terms of the plans in the form of a discounted exercise price relative to the market price at the dates of grant, along with the offering of an additional free share of France Telecom stock for every three shares purchased, the plans were considered compensatory. In addition, employees will receive a “bonus share” if they hold their purchased shares for a minimum holding period.

The IFRS accounting for the plan is described in Note 2.1.22 to these consolidated financial statements. Under IFRS, at the grant date, which France Telecom considers to be the date on which the main terms of the employee share offer were announced, the fair value of stock options, employee share issues and share grants without consideration is determined. The fair value of employee share offers are recorded immediately in personnel costs, with an adjustment to equity. Other share-based payments are recognized as personnel costs on straight-line basis over the vesting period and in equity for equity-settled plans or in debt for cash-settled plans.

Under US GAAP France Telecom recognized €122 million and €424 million as of December 31, 2005 and 2004, respectively, in compensation expense, including compensation for all potential “bonus shares”, based on the fair value of the shares issued at the grant date, which was determined to be the end of the subscription period. All such compensation expense was recognized in the second halves of 2005 and 2004. As these shares were previously issued and outstanding, there is no effect on France Telecom’s capital structure.

The additional disclosures required under US GAAP are included in Note 38.2.

Except for the differences notes above, there are no remaining material differences between accounting for share based payment in accordance with SFAS 123R and as recognized under IFRS applicable to France Telecom for the year ended December 31, 2005.

Financial instruments

Accounting for bonds redeemable into shares of France Telecom (K)

The IFRS accounting policy for hybrid financial instruments is disclosed in Note 2.1.16. Under IFRS, the TDIRA and OCEANE bonds are determined to be hybrid financial instruments and are therefore separated into a liability component and an equity component.

Under US GAAP, the TDIRAs and OCEANEs are reflected as debt at their nominal value at the issuance date. The interests paid and accrued are recorded as interest expense through the income statement.

Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in a US GAAP adjustment on shareholders’ equity of €171 million and €70 million as of December 31, 2005 and 2004, respectively, and increased US GAAP net income by €101 million and €114 million for the periods ended December 31, 2005 and 2004, respectively.

The TDIRAs were repackaged during the year ended December 31, 2003. IFRS 1 allowed France Telecom not to apply the IAS 39 provisions to the repackaged debt. Under US GAAP, the terms of the repackaged TDIRAs were not considered substantially different than those of the original instrument. Accordingly, under US GAAP the €438 million fee paid by France Telecom was recognized as an addition to the carrying amount of the TDIRAs. Those fees are amortized to interest expense over a period of seven years using the effective interest rate method. The impact for the years ended December 31, 2005 and 2004 has reduced US GAAP income by €(63) million and €(60) million, respectively. As a consequence and as indicated in Note 21.2 to these consolidated financial statements, France Telecom repurchased 17,270 TDIRAs and 9,220 TDIRAs during the years ended December 31, 2005 and 2004, respectively. The corresponding additional carrying amount, related to the repurchased TDIRAs was immediately recognized as interest expense in the Consolidated Statement of Income, included in the figures mentioned above.

The US GAAP adjustments relating to the bonds redeemable into shares of France Telecom noted above had the following impact on France Telecom’s equity as December 31, 2005 and 2004:

(millions of Euros)	December 31, 2005	December 31, 2004
Accounting for bonds redeemable into shares of France Telecom

Amortized costs due to split accounting	171	70

Repackaging of the TDIRAs	235	298

Reversal of split due to the compound financial instruments	(1,311)	(1,332)

Total	(905)	(964)

Derivative Instruments and Hedging Activities (L)

The IFRS accounting policy for derivative and hedging instruments is disclosed in Note 2.1.16 to these consolidated financial statements.

The IFRS opening balance sheet as at January 1, 2004 required that all hedge relationships that existed under French GAAP be recognized. Certain derivatives that were terminated prior to January 1, 2004, but which would have qualified as fair value hedges, had an impact on the value of debt in the opening IFRS balance sheet. Any adjusted carrying amount of hedged items are amortized.

Under IFRS, certain hedge relationships have been designated since the January 1, 2004 first time application of IFRS. Certain derivatives that were previously classified as fair value hedges have been classified as trading derivatives, consistent with the US GAAP classification. In such cases, any adjusted carrying amount of the hedged items are amortized over the remaining life of the debt.

Furthermore, some derivatives that were previously qualified as fair value hedges or cash flow hedges under US GAAP, have been qualified as trading derivatives since January 1, 2005. The cumulative effect on OCI relating to those previous cash flow hedge relationships, and the adjustment on the debt instrument relating to the fair value hedge, are amortized on a straight-line basis over the remaining life of the debt.

Under US GAAP, certain derivatives were qualified as trading derivatives. Following the adoption of IFRS on January 1, 2004, these derivatives were designated as fair value hedges, consistent with the IFRS classification. This resulted in a timing difference between IFRS and US GAAP dependent on the date of hedge qualification.

Certain derivative instruments may have been classified as cash flow hedges under IFRS and as trading derivatives under US GAAP before January 1, 2004. This difference in classification results in the reversal of the respective amounts from the IFRS equity reserves, with the counterpart recorded through earnings for US GAAP.

The foreign exchange derivatives related to an international and liquid currency are used by certain subsidiaries for certain operating purchases. Those embedded derivatives are not accounted for separately under IFRS, whereas they are, under US GAAP.

In addition, in 2005 some derivatives were entered into, to hedge partial maturity of certain debts. Under IFRS, those derivatives qualified for hedging, which was not allowed under US GAAP.

The above differences between IFRS and US GAAP, primarily due to the IFRS transition timing effects on hedge qualifications, resulted in an adjustment from the IFRS accounts to the US GAAP accounts, including an increase in equity of €275 million and €356 million as of December 31, 2005 and 2004, respectively, and a decrease in net income under US GAAP by €(29) million and €(45) million for the years ended December 31, 2005 and 2004, respectively.

The additional disclosures required under US GAAP are included in Note 38.2.

Written put options on minority interests (M)

The IFRS accounting policy for written put options granted to minority shareholders of fully consolidated companies is disclosed in Note 2.1.19. In their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized at fair value as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom. The fair value of commitments to purchase minority interests is revised at each year-end and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

Under US GAAP in accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), free standing written put options that require France Telecom to physically settle the commitment if exercised by the holder are recognized as liabilities on the balance sheet, at the fair value of such instruments, with any changes in the fair value recognized through the Statement of Income.

When, these options are exercisable by the holder only in the event of specified contractual breaches by France Telecom, If it is not probable that the breach of contract will occur; subsequent adjustments to the value of the instrument are not made after the issuance of the instrument until it is probable that the instrument will become exercisable.

Valuation of marketable securities and investment securities (N)

The IFRS accounting policy for marketable securities is disclosed in Note 2.1.16. Under IFRS non-exchange listed securities are marked-to-market, using an estimated fair value measure determined according to the most appropriate financial criteria. France Telecom’s primary investments in marketable securities are disclosed in Note 16.

Under US GAAP, in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), France Telecom does not mark-to-market securities that are not exchange listed, however, if such securities are considered impaired, they are written down to an estimated fair value.

Sale of investments (O)

Under IFRS and US GAAP, when some but not all of a business included in a cash generating unit, or a reporting unit, is to be disposed of, a portion of the cash generating unit’s, or the reporting unit’s, goodwill should be allocated to the business based on the relative fair values of that business and the fair value of the cash generating unit, or reporting unit, to be retained in determining the gain or loss on disposal.

Due to the differences in the carrying value of goodwill under IFRS and US GAAP as discussed in Note 38.1(A), (B), (D), and (E), different amounts of goodwill may be allocated to investments disposed of under IFRS and US GAAP, which affects the gain or loss recognized.

Also, due to potential differences in the valuation and other adjustments of certain investments discussed elsewhere in this document, the gains or losses recognized on the sale of such investments may differ under IFRS and US GAAP.

In November 2005, France Telecom sold its investment in PTK to the TP Group, a fully consolidated company under IFRS. As disclosed in Note 2.1.2. and 4, the shares of PTK-Centertel sold to TP SA were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP SA. The accounting for the sale had no impact on the France Telecom’s consolidated net income or total shareholders’ equity since the minority interests were adjusted to reflect the change in France Telecom’s share in the equity of TP SA and PTK-Centertel with a corresponding adjustment to retained earnings.

Under US GAAP, TP SA is accounted for as an equity method investment in accordance with APB 18. The transaction was deemed to be between related parties, rather than between parties under common control. Sale recognition is deemed appropriate based on an analysis of the investment sale per the requirements of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). As TP SA is an equity method investment under US GAAP, recognition of the gain was limited to the extent of the assets effectively “sold,” this being 52.5% (100% less 47.5% ownership), or €517 million.

Capitalization of interest costs (P)

Under IFRS, France Telecom has elected to not capitalize any interest costs.

Under US GAAP, interest costs incurred on qualifying capital expenditures (concerns mostly UMTS licenses), which require a period of time in order for such assets to be ready for their intended use, are capitalized. Once the assets are operational, the capitalized interest associated with the asset is depreciated accordingly. The respective amounts of interest capitalized net of amortization for the years ended December 31, 2005 and 2004 were €(30) million and €20 million. The capitalization of interests costs under US GAAP results in an adjustment on shareholders’ equity of € 1,233 million and € 1,212 million as of December 31, 2005 and 2004 respectively.

Pension obligations and other employee benefits (Q)

The IFRS accounting policy for pensions obligations and other employee benefits is disclosed in Note 2.1.21.

Under IFRS, the early retirement plan in France is treated as a termination benefit and changes in actuarial assumptions are fully charged to the income statement. Under US GAAP, the early retirement plan in France does not qualify for termination benefit accounting treatment and is accounted for as a post-employment benefit with actuarial gains and losses recognized over the remaining service period (ending in 2006). As a consequence, the related expense included in the restructuring costs in the IFRS statement of income, is classified within other operational expenses under US GAAP.

Under IFRS, following the transitional provisions of IFRS 1, France Telecom recognized €325 million of unrecognized actuarial gains and losses against shareholders equity as of January 1, 2004, net of tax. Under US GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses, as of such date, continue to be amortized over the employee’s remaining service period, resulting in an additional expense in income of €(128) million and €(271) million for the years ended December 31, 2005 and 2004 respectively.

As a result, the annual amount of actuarial gains and losses recognized in the income statement differ between US GAAP and IFRS.

In addition, under US GAAP, an additional minimum pension liability is required if an unfunded Accumulated Benefit Obligation (“ABO”) exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported in other comprehensive income. The minimum pension liability was approximately €52 million (€38 million, net of tax) and €106 million (€70 million, net of tax) as of December 31, 2005 and 2004, respectively. Under IFRS, the recognition of an additional minimum pension liability is not required for pension obligations.

Please see the following for a reconciliation of the items that comprise the adjustments from IFRS net income and shareholders’ equity to US GAAP net income and shareholders equity:

(millions of Euros)	For the year ended December 31,
	2005	2004
Amortization of actuarial gains and losses under US GAAP	(128)	(271)

US GAAP adjustment to net income as reported under IFRS	(128)	(271)

Unrecognized actuarial gains and losses net of amortization	126	246
Minimum pension liability adjustment and other employee benefits	(52)	(111)

US GAAP adjustment to shareholders’ equity as reported under IFRS	74	135

The additional disclosures required under US GAAP are included in Note 38.2.

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

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective application date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. For France Telecom, the effective date to account for VIEs created prior to February 1, 2003 is the six-month period ended June 30, 2004 (from January 1, 2004 for VIEs qualifying as Special Purpose Entities under previous guidance and from June 30, 2004 for other VIEs). FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

Ypso

France Telecom has determined that its interest in Ypso Holding (“Ypso”), an entity formed by co-investors in 2005 to manage certain cable activities, is a VIE. However, due to France Telecom’s limited financial investment compared to co-investors, France Telecom in not the primary beneficiary of Ypso. Under US GAAP and IFRS, the equity method is used to account for France Telecom’s interest in Ypso as of December 31, 2005.

Qualified Technical Equipment leases

France Telecom also determined that cross-leasing transactions with different third parties in the case of Qualified Technical Equipment (“QTE”) leases include entities that are considered VIEs. For certain of these QTE leases, France Telecom is the primary beneficiary. However, as France Telecom already consolidates the respective VIE, there was no additional impact on the consolidated financial statements for the year ended December 31, 2005 or 2004. With regards to other QTE leases, France Telecom is not the primary beneficiary.

Tele-Invest and Tele-Invest II

France Telecom have consolidated Tele-Invest and Tele-Invest II, both of which held shares in TP SA, under both IFRS, in accordance with SIC 12, and US GAAP, in accordance with FIN 46R. Under US GAAP, because they are both VIEs for which France Telecom holds the majority of expected losses, France Telecom was the primary beneficiary. Due to differences between the treatment of the first time consolidation of the entity under IFRS and US GAAP, a €(0.1) billion adjustment was included in the cumulative effect of a change in accounting principle in the statement of operations. As of December 31, 2005, as the TP SA interests held by Tele-Invest and Tele-Invest II have been directly acquired by France Telecom, these entities are no longer consolidated under IFRS and US GAAP.

Tower

In addition, France Telecom has determined that the Tower Participation SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE. France Telecom, as the holder of the larger interest in Tower as a result of an investment in CDC, a party deemed to be under common control, was determined to be the primary beneficiary of Tower, and consolidated Tower during 2004 under US GAAP. Under IFRS, Tower was not consolidated as there is no such requirement under SIC 12 to increase investment interest as a result of interests held by parties under common control. With the application of FIN46R, the initial gain on the sale of TDF, recognized in December 2002 under both SAB Topic 5-U and EITF 01-02 (see Note38.1 (I)), was reversed and included in the cumulative effect of a change in accounting principle. As a consequence, the impact of the first consolidation under FIN46R of Tower was (i) to increase France Telecom’s consolidated assets and liabilities by approximately €1.1 billion, including an increase in France Telecom’s consolidated debt by approximately €1.7 billion, and to (ii) decrease France Telecom’s consolidated net income by €0.5 billion for the year ended December 31, 2004. In December 2004, France Telecom classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and determined that it met the definition of a disposal group as defined by SFAS 144. As discussed in Note 2 to these consolidated financial statements, Tower was disposed of during the year ended December 31, 2005, and as such, France Telecom no longer holds an interest in Tower. As such, France Telecom has deconsolidated the entity as of the date of sale, and recognized the gain on the sale during the year ended December 31, 2005.

BITCO

France Telecom also evaluated the interest of its subsidiary, Orange, in BITCO under the terms of FIN 46R. At the time of analysis, France Telecom had determined that BITCO was a VIE. Given its commitments towards the lenders of BITCO, France Telecom was deemed the primary beneficiary and consolidated during the year ended December 31, 2003 under US GAAP. During September 2004, France Telecom entered into a sale and purchase agreement to dispose of 39% of its holdings in BITCO. As a result of the sale of all but 10% of France Telecom’s holdings in BITCO, France Telecom was no longer deemed the primary beneficiary of BITCO, and has thus accounted for its investment under the cost method for US GAAP and IFRS as of December 31, 2004.

Due to the adoption of FIN 46R in 2004, a charge was recorded as a cumulative effect of a change in accounting principle for €(0.6) billion in the statement of operations in accordance with US GAAP. This amount is related to Tele-invest and Tele-invest II (€(0.1) billion) and Tower (€(0.5) billion).

Revenue recognition (S)

The IFRS accounting policy for revenue recognition is disclosed in Note 2.1.8.

Until January 1, 2005, under US GAAP, activation fees and certain other one-time charges were deferred and recognized over the average life of the related customer relationship period. In addition, under US GAAP, related direct incremental costs, up to the amount of revenues, were also deferred and subsequently amortized in accordance with the election provided in SAB Topic 13.

As of January 1, 2005, France Telecom changed its accounting policy for such deferred incremental costs, to expensing them as incurred. The change was made to align France Telecom’s accounting policy with other European Telecoms, to clarify external IFRS and US GAAP communications, and to align the US GAAP accounting policy to the IFRS policy as described in Note 37 – IFRS 2004 Transition Note. For all these reasons, the change in the US GAAP accounting policy was preferable for France Telecom. This change in accounting treatment under US GAAP resulted in an adjustment of €(713) million net of tax, or €(0.28) and €(0.27) per basic and diluted earning per share, respectively, which has been recorded as a cumulative effect of change in accounting policy during the year ended December 31, 2005.

As described in Note 2.1.8 to these consolidated financial statements, France Telecom accounts for certain sales incentives, both with and without renewal obligations, in accordance with the interpretation made by the French standard setter (“CNC”). Under US GAAP, France Telecom accounts for certain sales incentives given to customers with renewal obligations in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-9”), and thereby recognizes such sales incentives upon the renewal of the customer. For the years ended December 31, 2005 and 2004, the US GAAP net income impacts of this recognition were €(41) million and €99 million, respectively, and this item has increased US GAAP equity by €336 million and €381 million, respectively.

Deferred taxes (T)

Due to the reconciling adjustments between IFRS and US GAAP, deferred tax differences of approximately €(226) million and €(806) million have been recognized on shareholders’ equity under US GAAP as of December 31, 2005 and 2004, respectively.

The increase in 2005 is mainly due to the tax effect of €378 million related to the change of accounting policy regarding customer activation fees as explained in Note 38.1 (S).

In addition, upon the transition to IFRS, the deferred taxes recognized on certain business combinations within the opening IFRS balance sheet have been recognized as a direct reduction to French equity for approximately €1.2 billion as permitted under IFRS. Under US GAAP, such adjustments have been recorded against goodwill.

In 2003, in connection with the acquisition of the remaining minority interest in Orange SA, approximately €(2.4) billion of previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Under US GAAP, a part of the release was recognized as a reduction of goodwill. Under the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP.

Earnings per share (“EPS”) (U)

The following table reconciles the numerators and denominators used to calculate the US GAAP basic and diluted earnings per share for the years ended December 31, 2005 and 2004. The prior year amounts have been adjusted for the discontinued operation presentation during the current year.

(millions of Euros, except per share data)	For the year ended December 31,
	2005	2004
Net income from continuing operations
Basic income (loss) available to common shareholders from continuing operations	5,463	3,593
Effect of dilutive securities	176	4

Dilutive income (loss) available to common shareholders from continuing operations	5,639	3,597

Discontinued operations	955	13
Cumulative effect of change in accounting principle	(721)	(647)

Weighted average shares (millions)
Basic weighted average shares outstanding	2,503	2,444
Effect of dilutive securities	183	38

Dilutive weighted average shares outstanding	2,686	2,482

Basic EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	2.18	1.47
Discontinued operations	0.38	–
Cumulative effect of change in accounting principles	(0.29)	(0.26)

Net income (loss)	2.28	1.21

Diluted EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	2.10	1.45
Discontinued operations	0.36	–
Cumulative effect of change in accounting principles	(0.27)	(0.26)

Net income (loss)	2.19	1.19

Consolidation methods

The principles covering the scope of consolidation under IFRS are set forth in Note 2.1.6.

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom exercises significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method under IFRS, are included in the consolidated financial statements using the equity method.

In addition, as included in Note 38.1(R) to these consolidated financial statements, under US GAAP, FIN 46R prescribes that certain variable interest entities (“VIE”) are to be consolidated if France Telecom is the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such investments.

For the year ended December 31, 2005, France Telecom applied the equity method of consolidation for appropriate investments which have been consolidated under the proportional method under IFRS. This difference in accounting treatment has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for IFRS. However, it does have an effect on the presentation of certain balance sheet items between IFRS and US GAAP.

Under IFRS, there may be instances where France Telecom does not hold a majority of voting rights of an entity, but is deemed to control the financial and operating policies of the company, so as to obtain benefits, and therefore consolidates the respective entity. Under US GAAP, less than majority owned companies where France Telecom has significance influence are accounted for under the equity method, unless they are determined to be VIE’s and France Telecom is deemed the primary beneficiary.

For the year ended December 31, 2005, the approximate effects on the consolidated financial statements from applying certain consolidation methods for accounting for other investments that would be accounted for under the equity method under US GAAP (except for TP Group which is presented below), have resulted in an impact on the IFRS consolidated assets of €1,343 million (1,23%), operating income of €404 million (3,58%), and on operating cash flows of €555 million (4,15%).

TP Group

Under IFRS, the TP Group (TP S.A. and its subsidiaries, or TPSA) is fully consolidated in the France Telecom financial statements.

Under US GAAP, France Telecom’s investment in TPSA (representing approximately 47.5% of TPSA’s voting common stock) is accounted for as an equity investment under APB 18.

The approximate effect on the reported France Telecom Consolidated Balance sheet, Statement of Income, and Statements of Cash Flows from consolidating TPSA are presented below in accordance with IFRS.

(millions of Euros)	As of December 31,
	2005	2004
Balance Sheet data

Current assets	1,130	1,471

Long-term assets	10,586	10,147

Current liabilities	2,005	1,472

Long-term liabilities	2,645	3,022

Net assets	7,066	7,124

France Telecom’s share of net assets (including equity method excess basis)	5,198	4,978

(millions of Euros)	For the year ended December 31,
	2005	2004
Statement of Income data

Sales of services and products	4,543	4,082

Operating income	930	693

Financial charges	(204)	(155)

Net income before minority interest	631	424

France Telecom’s share of net income (including equity method excess basis)	338	235

Statement of Cash Flows data

Cash flows provided by operating activities	1,834	1,887

Cash flows used in investing activities	(843)	(580)

Cash flows used in financing activities	(353)	(1,049)

The quoted market value of France Telecom’s investment in TP Group was approximately €4.0 billion as of December 31, 2005.

NOTE 38.2 - ADDITIONAL US GAAP DISCLOSURES

Guarantees

The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002.

As described in Note 32, through its normal course of business, France Telecom has entered into guarantees and indemnifications which mainly arose from the following situations:

-	Ordinary course of business

-	Asset and liability guarantees granted on disposals

-	Sale of carry-back receivables

-	Lease agreements

-	Commitments to sell securities

-	Other commitments and indemnification agreements

Restructuring provisions

Under IFRS, France Telecom records provisions for restructuring costs only when the restructuring has been announced and the Company has drawn up or has started to implement a detailed formal plan. This did not result in any differences between IFRS and the US GAAP provisions of EITF 94-3, Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

Under US GAAP, starting January 1, 2003, France Telecom applied SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, to all new plans initiated after this date.

This Statement requires that a liability for costs associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

Orange restructuring

-	As of December 31, 2004, the provision for €18 million in employee termination benefits related primarily to the following:

-	United Kingdom: €13 million provision corresponding to 46 employees to be terminated (comprising 15 management and 31 non-management employees)

-	France: €4 million provision corresponding to 33 employees to be terminated (comprising 1 management and 32 non-management employees).

These plans were completed in 2005.

-	Property related costs consist primarily of leased property that is vacant or sublet to third parties, as a result of restructuring activities undertaken in the United Kingdom and the United States, and for which rental received from the subleases is less than the amount paid by Orange under the primary leases.

For the years ended December 31, 2005 and 2004, under US GAAP, restructuring costs related to Orange that were charged to the income statement totaled €15 million and €49 million, respectively.

Equant strategic reorganization

-	During 2003, Equant announced a change to its strategic focus to put additional resources into its integrated services businesses and, at the same time, it reorganized various internal support functions to make them more efficient.

-	For the year ended December 31, 2003, 80 people had been notified that they would be made redundant as a result of this process. The total amount expected to be incurred, and therefore accrued for by Equant, was €6 million.

-	In the year ended December 31, 2004, 163 people had been notified that they would be made redundant. The Company incurred €28 million in respect of these costs.

-	In the year ended December 31, 2005, 563 people had been notified that they would be made redundant. The Company incurred €60 million in respect of these costs.

The cumulative amount incurred to date is €94 million.

France Telecom SA

-	For the year ended December 31, 2005, the termination benefits relate to an offer made available to French civil servants for a secondment within the public sector.

-	For the year ended December 31, 2005, the property reorganization costs relate to leased property that has become vacant.

Amena

-	For the year ended December 31, 2005, the other restructuring charges relate to renegotiation of the network user contract with Amena.

A reconciliation of the restructuring provision under US GAAP for the years ended December 31, 2005 and 2004 is set out in the table below:

(in millions of Euros)		Year ended December 31, 2004	Current year expense, net	Cash payments and other settlements	Adjustments	Year ended December 31, 2005
Orange	Employee termination benefits	18	0	(13)	(5)	0
	Property reorganization costs	59	15	(34)	6	46
	Other	1	0	0	3	4
	Subtotal Orange	78	15	(47)	4	50

Equant	Employee termination benefits	8	60	(59)	1	10
	Property reorganization costs	34	0	0	1	35
	Other	0	0	0	0	0
	Subtotal Equant	42	60	(59)	2	45

FTSA	Employee termination benefits	14	52	(43)	0	23
	Property reorganization costs	30	23	(40)	5	18
	Other	0	0	0	0	0
	Subtotal FTSA	44	75	(83)	5	41

Amena	Employee termination benefits	0	0	0	0	0
	Property reorganization costs	0	0	0	0	0
	Other	0	0	(6)	33	27
	Subtotal Amena Group	0	0	(6)	33	27

Other	Employee termination benefits	6	15	(10)	2	13

	Total	170	165	(205)	46	176

(in millions of Euros)		Year ended December 31, 2003	Current year expense, net	Cash payments and other settlements	Adjustments	Year ended December 31, 2004
Orange	Employee termination benefits	22	20	(20)	(4)	18
	Property reorganization costs	70	24	(35)	0	59
	Other	9	5	(5)	(8)	1
	Subtotal Orange	101	49	(60)	(12)	78

Equant	Employee termination benefits	13	28	(44)	11	8
	Property reorganization costs	36	0	0	(2)	34
	Other	0	0	0	0	0
	Subtotal Equant	49	28	(44)	9	42

FTSA	Employee termination benefits	9	7	(2)	0	14
	Property reorganization costs	0	30	0	0	30
	Other	0	0	0	0	0
	Subtotal FTSA	9	37	(2)	0	44

Amena	Employee termination benefits	0	0	0	0	0
	Property reorganization costs	0	0	0	0	0
	Other	0	0	0	0	0
	Subtotal Amena	0	0	0	0	0

Other	Employee termination benefits	6	69	(74)	5	6
	Total	165	183	(180)	2	170

For the years ended December 31, 2005 and 2004, restructuring charges consist of the following:

(in millions of Euros)	Year ended December 31, 2005	Year ended December 31, 2004
Orange	(15)	(49)
Equant	(60)	(28)
FTSA	(75)	(37)
Amena	0	0
Other	(15)	(69)

Subtotal US GAAP	(165)	(183)

Write-off of assets	–	–
Sweden financial guarantee	–	(4)
Other reconciling entries	(289)*	6

Restructuring costs under IFRS	(454)	(181)

*The primary classification differences between IFRS (see Note 9) and US GAAP related to restructuring costs are as follows:

-	TPSA is fully consolidated under IFRS, whereas France Telecom’s investment in TPSA is accounted for using the equity method under US GAAP. As such, US GAAP costs, if any, are reflected in the share of profits of associates.

-	Accrued costs related to the write-down of certain assets included in the IFRS disclosure are not classified as restructuring costs under US GAAP, but are classified within operational expenses in operating income.

-	France Telecom’s contribution to the Works’ Committee in respect of early retirement plans are not classified as restructuring costs under US GAAP, but are classified within operational expenses in operating income.

-	The costs related to France Telecom’s early retirement plans are not classified as restructuring costs under US GAAP, but are classified within operational expenses in operating income as explained in Note 38.1 (Q).

Share based payment

The following US GAAP share based payment disclosures are provided as a supplement to the IFRS disclosures provided in Note 27.

The number of shares authorized but not yet granted by the Board of Directors for awards of equity share options in France Telecom SA and Pages Jaunes totals 34.8 million and 1.8 million shares, respectively.

As of December 31, 2005, there was €70.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the France Telecom plans. That cost is expected to be recognized over a weighted-average period of 2.4 years.

The weighted-average fair value of options granted or amended during the years ended December 31, 2005 and 2004, respectively, is shown per plan type in the table below:

	Year ended December 31, 2005	Year ended December 31, 2004
France Telecom stock option plan	€4.06	N/A
Orange stock option plan	€3.05[1]	€3.36[2]
Equant stock option plan	€4.52[3]	€4.52
Pages Jaunes stock option plan	€1.68	N/A
1	Remeasurement resulted from the implementation of the Instruments for Liquidity on Options (“ILO”).
2	Remeasurement resulted from the cash-settled plans upon the closing date.
3	All Equant options were vested in advance of term on February 9, 2005. Options unexercised at that date were indemnified before being cancelled on May 24, 2005.

The aggregate intrinsic value of options exercised during the years ended December 31, 2005 and 2004, calculated using the respective share prices at fiscal year end, was €39.2 million and €80.2 million, respectively. The fair value of shares vested during the year ended December 31, 2005 was €196 million.

The share based liabilities paid on liquidity contracts prior to implementation of the ILO’s totaled €40 million and €10 million for the years ended December 31, 2005 and 2004, respectively. This amount represents net settlement on a consolidated basis. Option holders of Orange shares paid Orange an exercise price to receive Orange shares. These Orange shares were automatically transferred to France Telecom upon exercise by the participants of the options or at the end of the non-transferability period for options already exercised. France Telecom SA then paid the respective holders for their shares in France Telecom SA.

Options fully vested and expected to vest at December 31, 2005:

	Number exercisable	Weighted- average remaining contractual life in months	Weighted- average exercise price	Aggregate intrinsic value (in millions of Euros)
France Telecom stock option plan	13, 915,257	118	€23.46	–
Orange stock option plans (France)	75,763,520	68	€8.80	70.7
Mobistar stock option plan	18,097	30	€34.15	0.6
Mobinil stock option plan	493,750	59	€5.35	12.0
France Telecom stock option plan (former Wanadoo plan)	8,431,102	74	€20.55	41.7
Pages Jaunes stock option plan	3,577,014	114	€19.30	9.6

Total	102,198,740	77	€12.12	€134.7

Options fully vested at December 31, 2005:

	Number exercisable	Weighted- average remaining contractual life in months	Weighted- average exercise price	Aggregate intrinsic value (in millions of Euros)
France Telecom stock option plan	–	–	–	–
Orange stock option plans (France)	54,506,222	47	€6.87	17.5
Mobistar stock option plan	18,097	30	€34.15	0.6
Mobinil stock option plan	–	–	–	–
France Telecom stock option plan (former Wanadoo plan)	6,483,843	68	€21.73	33.2
Pages Jaunes stock option plan	–	–	–	–

Total	61,008,162	49	€8.46	€51.3

The assumptions used to measure fair value during the December 31, 2005 fiscal year are the same as those used under IFRS. The US GAAP assumptions used to measure fair value during the December 31, 2004 fiscal year are as follows:

Key Assumptions	Orange Plan[1]	Equant Plan
Expected term in years	N/A	5
Expected volatility	N/A	66.00%
Expected dividends	N/A	0.00%
Risk-free rates	N/A	4% - 4.17%
1	Assumptions for the Orange Plan during the December 31, 2004 fiscal year are not applicable as the plan was measured using the intrinsic value method.

The following table presents the total expense for the year and liability recognized for the Company’s share-based payment arrangements for the years ended December 31, 2005 and 2004, respectively:

(in millions of Euros)	December 31, 2005		December 31, 2004
	Expense for the year	Liability recognized	Expense for the year	Liability recognized
Cash-settled plans
Orange stock option plan	–	–	87	153
Mobistar stock option plan	–	–	–	–
Equant stock option plan	–	–	–	–
Former Wanadoo stock option plan	–	–	–	–
France Telecom stock option plan	–	–	–	–
Other stock option plans	–	–	–	–

Equity-settled plans
Orange stock option plan	39	–	–	–
Mobistar stock option plan	–	–	4	–
Equant stock option plan	9	–	11	–
Former Wanadoo stock option plan	12	–	27	–
France Telecom stock option plan	3	–	–	–
Other stock option plans	2	–	–	–

Total	65	–	129	153

The amount of cash received from exercise of share options granted under share-based payment arrangements was €40 million for the year ended December 31, 2005. No cash was paid to settle equity instruments granted under share-based payment arrangements for the year ended December 31, 2005.

Derivative Financial Instruments and Hedging

The following US GAAP derivative financial instruments and hedging disclosures are provided as a supplement to the IFRS disclosures provided in Note 23.

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

As of December 31, 2005 and 2004 derivative instruments recorded as assets at fair value totaled €167 million and €173 million, respectively, while derivative instruments recorded as liabilities at fair value totaled €1,317 million and €1,778 million respectively.

Cash flow hedges

Under US GAAP, for the year ended December 31, 2005, France Telecom recognized €228 million in earnings related to its cash flow hedge derivatives, of which €232 million related to foreign exchange derivatives and €(4) million related to interest rate derivatives. The net gain or loss is reported within financial income in the US GAAP statement of income.

For the years ended December 31, 2005 and 2004 France Telecom recorded a decrease in OCI included in the Shareholders’ equity of €54 million (€32 million after tax) and of €55 million (€36 million after tax) respectively, comprised of changes in the effective portion of the fair values of financial instruments designated as cash flow hedges. As of December 31, 2005 and 2004, total accumulated OCI included in the Shareholders’ equity relating to derivative instruments on hedging activities amounted to €177 million and €129 million, respectively (€117 million and €85 million accumulated losses after tax, respectively).

Fair value hedges

Under US GAAP, for the year ended December 31, 2005, France Telecom recognized €328 million related to its fair value hedge derivatives, of which mostly €409 million related to foreign exchange derivatives and €(86) related to interest rate derivatives. The net gain or loss is reported within financial income and expense in the US GAAP statement of income.

Derivatives held for trading

Under US GAAP, for the year ended December 31, 2005, France Telecom recognized €249 million in earnings, which includes the changes in fair value of trading derivative instruments not designated as hedges under the requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). The amount includes the impact of accounting for certain embedded derivatives under SFAS 133.

Pension plan disclosures

The information to be disclosed in accordance with SFAS 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements 87, 88 and 106” (“SFAS 132R”), concerning pensions are provided below.

Pension Measurement Date

France Telecom sponsors the CFC and other defined benefit pension plans for its employees and retirees. The measurement date utilized for these plans was December 31, 2005 and 2004, respectively.

CFC Benefits

In accordance with the Company’s policy, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The unfunded plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years of service, may opt for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect early retirement at the age of 55. This amount of the indemnity progressively declines as the age at which they elect to retire approaches the normal retirement age.

Pension Benefits

France Telecom has funded defined benefit pension plans and funded defined contribution plans covering its employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation or a monthly retirement benefit amount, respectively. The expense recognized in connection with the defined contribution plans totaled €1,228 million in 2005.

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

France Telecom’s pension plan weighted-average asset allocations at December 31, 2005, and 2004, by asset category are as follows:

(in millions of Euros)	Pensions
Plan assets at December 31, 2005
Equity securities	61.9%
Debt securities	29.4%
Real estate	1.6%
Other	7.1%

Total	100.0%

Plan assets at December 31, 2004
Equity securities	65.9%
Debt securities	23.7%
Real estate	0.1%
Other	10.3%

Total	100.0%

For other pension plans with accumulated benefit obligation that exceed plan assets, information is provided as follows:

(in millions of Euros)	Year ended December 31,
	2005	2004
Projected benefit obligation	695.4	538.8
Accumulated benefit obligation	560.2	468.2
Fair value of plan assets	220.1	156.4

Obligations and Funded Status

The following table presents the obligations and funded status as of December 31, 2005:

(in millions of Euros)	CFC Plan	Pensions
Change in benefit obligation
Benefit obligation at January 1, 2005	3,518	554
Service cost	–	32
Interest cost	97	23
Employee contributions	–	5
Curtailments / settlements	–	(10)
Actuarial (gains) or losses	182	49
Benefits paid	(887)	(32)
Currency translation adjustment	–	(17)

Benefit obligation at December 31, 2005	2,910	604

Change in plan assets
Fair value of plan assets at January 1, 2005	–	165
Actual return on plan assets	–	15
Employer contributions	–	13
Employee contributions	–	5
Curtailments / settlements	–	–
Benefits paid	–	–
Currency translation adjustment	–	(7)

Fair value of plan assets at December 31, 2005	–	191

Reconciliation of funded status
Funded status	(2,910)	(412)
Unrecognized actuarial (gains) and losses	102	110
Unrecognized prior service cost		39

Net amount recognized	(2,808)	(263)

The following table presents the obligations and funded status as of December 31, 2004:

(in millions of Euros)	CFC Plan	Pensions
Change in benefit obligation
Benefit obligation at January 1, 2004	4,157	492
Service cost	–	32
Interest cost	150	25
Employee contributions	–	6
Curtailments / settlements	–	(2)
Actuarial (gains) or losses	8	46
Benefits paid	(797)	(36)
Currency translation adjustment	–	(9)

Benefit obligation at December 31, 2004	3,518	554

Change in plan assets
Fair value of plan assets at January 1, 2004	–	148
Actual return on plan assets	–	12
Employer contributions	–	28
Employee contributions	–	6
Curtailments / settlements	–	(1)
Benefits paid	–	(20)
Currency translation adjustment	–	(8)

Fair value of plan assets at December 31, 2004	–	165

Reconciliation of funded status
Funded status	(3,518)	(389)
Unrecognized actuarial (gains) and losses	235	76
Unrecognized prior service cost	–	55
Net amount recognized	(3,283)	(258)

Amounts recognized in the statement of financial position consist of the following at December 31, 2005 and 2004, respectively:

(in millions of Euros)	CFC Plan	Pensions
Year ended December 31, 2005
Accrued liabilities	(2,823)	(345)
Intangible assets	–	45
Other comprehensive income	15	37

Net amount recognised	(2,808)	(263)

Year ended December 31, 2004
Accrued liabilities	(3,370)	(328)
Intangible assets	–	51
Other comprehensive income	87	19

Net amount recognised	(3,283)	(258)

The accumulated benefit obligation for all defined benefit pension plans was €3,493 million and €3,823 million at December 31, 2005, and 2004, respectively.

Components of Net Periodic Benefit Cost

(in millions of Euros)	CFC Plan	Pensions
Year ended December 31, 2005
Service cost	–	32
Interest cost	96	23
Expected return on plan assets	–	(10)
Amortization of actuarial (gains) or losses	315	8
Amortization of unrecognized prior service cost	–	6
Effects of settlements / curtailments	–	1

Net periodic benefit cost	411	60

Year ended December 31, 2004
Service cost	–	33
Interest cost	150	25
Expected return on plan assets	–	(10)
Amortization of actuarial (gains) or losses	275	2
Amortization of unrecognized prior service cost	–	6
Effects of settlements / curtailments	–	(1)

Net periodic benefit cost	425	55

Increase in minimum liability included in other comprehensive income, as follows :

(in millions of Euros)	CFC Plan	Pensions
Year ended December 31, 2005	(72)	17
Year ended December 31, 2004	87	9

Assumptions

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2005 and 2004 are as follows:

Year ended December 31, 2005	CFC Plan	Pensions
Discount rate at January 1	3.75%	4.91%
Discount rate at December 31	3.00%	4.45%
Expected return on plan assets	N/A	6.82%
Rate of compensation increase	2.00%	2.66%

Year ended December 31, 2004
Discount rate at January 1	4.00%	5.17%
Discount rate at December 31	3.75%	4.91%
Expected return on plan assets	N/A	6.34%
Rate of compensation increase	2.00%	2.85%

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

Contributions

France Telecom expects to contribute €45 million to its defined benefit pension plans and €7 million to other post employment benefits in 2006. The Company does not make any contributions to the CFC plan.

Estimated Future Benefit Payments

Projected benefit payments for the plans as of December 31, 2005 are estimated as follows:

(millions of Euros)	CFC plan	Pensions
2006	976	30
2007	765	24
2008	598	28
2009	427	34
2010	252	29
2011 – 2015	70	193

Assets held for sale

As of December 31, 2004, France Telecom determined that Tower and certain other assets and disposal groups would be sold during 2005, and had met the criteria of SFAS 144 to be classified as held for sale. The sale of Tower took place in January 2005. Due to the classification of Tower and certain other assets as held for sale, €1,425 million of assets have been deemed classified as held for sale on the Consolidated Balance Sheets as of December 31, 2004.

As discussed in Note 35, in January 2006, France Telecom sold its entire 20% interest in Ypso. These assets did not meet the held for sale criteria as of the year ended December 31, 2005 and as a result, were not classified as such.

Valuation allowances under IFRS

Details of asset valuation allowances under IFRS recorded during the past two years are as follows:

(millions of Euros)	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes	Balance at end of period
Year ended December 31, 2005

Valuation allowances relating to:

Other financial assets	140	2	14	156

Trade accounts receivable	1,340	(172)	96	1,264

Inventories	103	(1)	7	109

Other assets	38	6	(11)	33

Year ended December 31, 2004

Valuation allowances relating to:

Other financial assets	261	(116)	(5)	140

Trade accounts receivable	1,346	(166)	160	1,340

Inventories	125	(19)	(3)	103

Other assets	26	12	–	38

Related party transactions

The following US GAAP related party transaction disclosures are a supplement to the IFRS disclosures provided in Note 34, Related Party Transactions.

Under US GAAP, as previously discussed within this Note under Consolidation methods, there are some entities that are accounted for under the equity method under US GAAP, but are consolidated under IFRS. As such, in accordance with US GAAP, these unconsolidated entities need to be assessed under SFAS 57, Related Party Disclosures (“SFAS 57”).

Under IFRS, the TP Group (“TP S.A. and its subsidiaries”, or “TPSA”) is fully consolidated in the France Telecom financial statements. Under US GAAP, France Telecom’s investment in TPSA is accounted for as an equity investment under APB 18. The investment in TPSA is the primary material related party under US GAAP that is not deemed a related party under IFRS as a result of IFRS consolidation. As such, in accordance with SFAS 57, the following disclosure is provided for the primary transactions carried out in the ordinary course of business between France Telecom and TPSA:

(in millions of Euros)	Receivables	Payables	Sales of goods and service	Purchases of goods and services
Year Ended December 31, 2005	22	6	35	(19)
Year Ended December 31, 2004	29	7	28	(16)

Cash flow statement

France Telecom prepares the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to annual reports on Form 20-F permit the preparation of the cash flow statement under IAS 7.

NOTE 38.3 - RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

SFAS 155 - Accounting for Certain Hybrid Financial Instruments

In February 2006, the Financial Accounting Standards Board issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for France Telecom for the period beginning January 1, 2007. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 154 - Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS 3

In June 2005, the Financial Accounting Standards Board issued SFAS 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS 3(“SFAS 154”). This Statement replaces Opinion 20 and SFAS 3, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. APB 18-1 - Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence

In July 2005, the Financial Accounting Standards Board issued this FASB Staff Position (“FSP”) to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The FSP states that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective for France Telecom as of the first reporting period beginning after July 12, 2005. Upon adoption of this FSP, any amount of an investee’s equity adjustments for OCI recorded in the shareholders’ equity of the investor, relating to an investment for which the reporting entity no longer has an ability to exercise significant influence, should be offset against the carrying value of the investment. The amount that is offset should not include any items of accumulated OCI, relating to unrealized gains and losses recorded in accordance with Statement 115, that are recorded by an investor for an investment that is accounted for as an available-for-sale security in accordance with Statement 115 upon adoption of this FSP. If comparative financial statements are provided for earlier periods, those financial statements shall be retrospectively adjusted to reflect application of the provisions of this FSP. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 05-5 - Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)

In June 2005, the Emerging Issues Task Force reached a final consensus on issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. Although established by law, the actual arrangement between employers and employees is negotiated. Although this Issue addresses specific features in ATZ arrangements, the consensus reached in the Issue may apply to other types of arrangements with the same or similar terms. EITF 05-5 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows

FSP No. SFAS 13-1 - Accounting for Rental Costs Incurred during a Construction Period

In October 2005, the Financial Accounting Standards Board issued this FASB Staff Position (“FSP”) which addresses rental costs incurred during and after a construction period and concluded that such costs are for the right to control the use of a leased asset during and after construction of a lessee asset. The Staff noted that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. FSPSFAS 13-1 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows

FSP No. SFAS 115-1 and No. SFAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (“FSP”) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP SFAS 115-1 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on France Telecom’s present or future consolidated financial statements.

NOTE 38.4 - SUBSEQUENT EVENTS

For information on significant events that occurred between the closing date and February 13, 2006, the date on which the 2005 financial statements were approved by the Board of Directors, see Note 35 to the consolidated financial statements. The main subsequent events having occurred since February 13, 2006 are as follows:

Acquisitions

In March 2006, pursuant to undertakings made in November 2005 when it acquired 79.4% of the shares of Auna, France Telecom acquired an additional 0.6% of the share capital of Auna (now France Telecom Operadores de Telecomunicaciones S.A.) from minority shareholders for €49 million, bringing its stake to 80.0% of the share capital. In addition, France Telecom Operadores de Telecomunicaciones S.A. has acquired 1.4% of the shares of Retevision Movil S.A., a mobile operator doing business under the trade name “Amena”, for €106 million, bringing its stake to 99.3%.

In April 2006, France Telecom acquired from Arab Bank an additional 12% interest in Jitco for an amount of €60 million. Following this transaction, France Telecom owns 100% of Jitco which in turn holds 40% of Jordan Telecommunications Company.

Bond issues

In March 2006, France Telecom issued fixed-rate bonds for an amount of Swiss francs 400 million (€256 million), maturing in six years with a coupon of 2.75%.

On May 17, 2006, France Telecom announced a 250 million pounds sterling fixed-rate bond issue, maturing in six years with a coupon of 5.50%.

License renewal

In March 2006, the GSM license held by Orange France since 1991 was renewed for a further term of 15 years. The frequency usage fee is composed of a fixed amount of 25 million euros per annum and a variable amount equal to 1% of the revenues made using such frequencies.

Litigation

In January 2006, Le Numéro filed a complaint with the French Competition Council for abuse of dominant position concerning practices that France Telecom and PagesJaunes are alleged to have engaged in regarding directory enquiry services. The complaint alleges that France Telecom supplied a more complete list of directory data to its own enquiry services, and to those of PagesJaunes, than the data that it transferred to other providers pursuant to its regulatory obligations as a telecommunications operator. The claim included an application for an injunction that would require PagesJaunes to continue selling the advertising data concerning its customers. In April 2006, France Telecom and PagesJaunes offered to make certain voluntary commitments to resolve the issues in dispute.

In March 2006, the French Supreme Court confirmed a Paris Court of Appeal decision setting at €40 million the amount of the fine imposed on France Telecom for failing to implement a February 2000 decision of the Competition Council. In that decision, the Council had ordered France Telecom to provide a suitable wholesale ADSL access offer to third party-operators.

In connection with the ongoing litigation between TP SA and DPTG before an UNCITRAL arbitral tribunal in Vienna, TP SA became aware in March 2006 of a conflict of interest on the part of the Chairman, leading him to resign from office. TP SA also concluded that the co-arbitrators lacked independence and impartiality and, consequently, is challenging both the co-arbitrators and the new chairman they designated. The challenge has been brought before the Austrian Chamber of Commerce which has authority to decide on this matter.

Following the withdrawal by the Lebanese government of the USD300 million recovery order issued in 2000 and of the criminal complaints outstanding against FTML and its senior management, France Telecom and the Lebanese government consider that the agreement settling the disputes between the Republic of Lebanon and FTML/FTMI entered into force at the end of March 2006. The minority shareholders of FTML have expressed their opposition to this agreement considering it not to be in the best interest of FTML.

In May 2006, the French Supreme Court confirmed a Paris Court of Appeal judgment which had dismissed an appeal by the French association for the defense of minority shareholders (ADAM) against a French securities commission (COB) decision approving the information memorandum published by France Telecom in connection with the public tender offer followed by a compulsory purchase of outstanding Orange shares launched in November 2003. The decision of the Supreme Court ends these proceedings definitively.

In May 2006, the French Supreme Court set aside a Paris Court of Appeal judgment which had overturned a decision of the Competition Council dated October 14, 2004 ordering France Telecom and SFR to pay fines of €18 million and €2 million respectively, for restrictive practices on the B2B fixed-line-to-mobile communications market. The proceedings originated in 1999 when the association of operators TENOR (now ETNA) filed a complaint with the Competition Council. The Supreme Court judgment having placed the parties in the same position they were in after the original October 2004 Competition Council decision, France Telecom will decide in due course whether to bring a new appeal against that decision.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 22, 2006

FRANCE TELECOM

By:	/s/ Gervais Pellissier
Name: Gervais Pellissier Title: Chief Financial Officer