Form 20-F
period 2006-12-31
FRANCE TELECOM /
filed 2007-06-25
CIK 1038143

As filed with the Securities and Exchange Commission on June 25, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 1-14712

FRANCE TELECOM

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	6, place d’Alleray 75505 Paris Cedex 15 France	French Republic (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share	New York Stock Exchange
Ordinary Shares, nominal value €4.00 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €4.00 per share: 2,606,673,130 at December 31, 2006

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

Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

5.5.3 COMMITMENTS IN RESPECT OF SECURITIES	213

5.5.4 COMMITMENTS RELATING TO EMPLOYEES OTHER THAN PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS	215

5.5.5 ASSETS COVERED BY COMMITMENTS	216

5.6 CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)	217

5.7 TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS	221

5.7.1 TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS FOR 2005	221

5.7.2 TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS FOR 2004	226

5.8 INFORMATION RELATED TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP")	230

5.8.1 SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”).	230

5.8.2 RECENT ACCOUNTING PRONOUNCEMENTS	236

5.9 NON-GAAP FINANCIAL MEASURES	239

5.10 GLOSSARY OF FINANCIAL TERMS	242

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	245

6.1 DIRECTORS AND SENIOR MANAGEMENT	245

6.1.1 BOARD OF DIRECTORS	245

6.1.2 SENIOR MANAGEMENT	253

6.2 COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	255

6.2.1 COMPENSATION POLICY FOR THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	255

6.2.2 COMPENSATION OF SENIOR EXECUTIVES	256

6.2.3 DIRECTORS’ ATTENDANCE FEES	257

6.2.4 PROVISIONS FOR PENSIONS, RETIREMENT OR OTHER BENEFITS	257

6.2.5 SHAREHOLDINGS AND STOCK OPTIONS	258

6.3 BOARD PRACTICES	258

6.3.1 DUTIES AND OPERATION OF THE BOARD OF DIRECTORS	258

6.3.2 DUTIES AND OPERATION OF THE BOARD'S COMMITTEES	260

6.3.3 PRINCIPAL DIFFERENCES BETWEEN FRANCE TELECOM’S CORPORATE GOVERNANCE PRACTICES AND THE NEW YORK STOCK EXCHANGE STANDARDS APPLYING TO U.S. COMPANIES	262

6.4 EMPLOYEES	263

6.4.1 WORKFORCE TRENDS	263

6.4.2 PROFIT-SHARING AND STOCK OPTIONS	266

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	271

7.1 MAJOR SHAREHOLDERS	271

7.1.1 DISTRIBUTION OF CAPITAL AND VOTING RIGHTS AT MAY 31, 2007	271

7.1.2 DIRECT OR INDIRECT CONTROL OVER FRANCE TELECOM	272

v

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

Unless otherwise stated, translations of euros into U.S. dollars have been made at the rate of €0.7577 to $1.00 (or $1.3197 to €1.00), the noon buying rate in New York City for cable transferts in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on December 29, 2006. See Item 3. “Key Information – 3.2 Exchange Rate Information” for information regarding the U.S. dollar/Euro exchange rate since January 1, 2002.

Unless otherwise indicated, the financial information contained in this Form 20-F has been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union, which differs in certain significant respects from U.S. GAAP. See Note 37 to the consolidated financial statements included elsewhere in this Form 20-F for a description of the principal differences between IFRS and U.S. GAAP, as they relate to France Telecom and its consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

This Form 20-F contains certain information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in Item 5. “Operating and Financial Review and Prospects – 5.7 Transition from data on an historical basis to data on a comparable basis”. There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 17, including the Notes thereto.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the Item 5. “Operating and Financial Review and Prospects – 5.1.3 Outlook”. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

■

the success and market acceptance of France Telecom’s strategy based on the implementation of an integrated operator model in line with the “NExT” plan (New Experience in Telecommunications), as well as operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

■	France Telecom’s success in the other objectives of the “NExT” plan and in particular its ability to achieve cost savings and strengthen the Orange brand;

■	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

■	fluctuations in telecommunications usage levels, including the number of access lines, traffic and customer growth;

■	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services and Voice over Internet services;

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

■	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

■	exchange rates fluctuations;

■	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

■	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

■	other risks and uncertainties discussed in Item 3. “Key Information – 3.3 Risk factors” of this document.

PART I

Item 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3        KEY INFORMATION

3.1    SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as adopted by the EU for the years ended December 31, 2004, 2005 and 2006 and in accordance with French GAAP for the years ended December 31, 2002, 2003 and 2004. IFRS differ in certain significant respects from U.S. GAAP. See Note 37 to the consolidated financial statements for a discussion of the principal differences between IFRS and U.S. GAAP as they relate to France Telecom and a reconciliation of its net income and shareholders’ equity to U.S. GAAP.

The selected financial information presented below relating to the years ended December 31, 2004, 2005 and 2006, is extracted or derived from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés.

Periods prior to 2004 (except required U.S. GAAP information) are not presented as such financial information was prepared in accordance with French GAAP and, pursuant to SEC Release 33-8567, ‘‘First-Time Application of International Financial Reporting Standards,’’ is not required to be included because it is not comparable to the IFRS information provided below.

CONSOLIDATED STATEMENT OF INCOME

(millions of euros, except share data)	2006	2006	2005		2004		2003	2002
	$(2)
Amounts in accordance with IFRS
Revenues	68,235	51,702	48,082		45,285		n.a	n.a
Operating income/(loss)	9,223	6,988	10,498		8,770		n.a	n.a
Finance costs, net	(4,291)	(3,251)	(3,367)		(3,645)		n.a	n.a
Consolidated net income after tax of continuing operations	2,055	1,557	5,712		2,796		n.a	n.a
Consolidated net income after tax of discontinued operations	4,238	3,211	648		414		n.a	n.a
Consolidated net income after tax attributable to equity holders of France Telecom S.A.	5,463	4,139	5,709		3,017		n.a	n.a
Net earnings per share - basic	2.10	1.59	2.28		1.23	(1)	n.a	n.a
Net earnings per share - diluted	2.07	1.57	2.20		1.22	(1)	n.a	n.a
Amounts in accordance with US GAAP
Net income (loss) attributable to equity holders of France Telecom S.A.	6,970	5,282	5,697		2,959		5,318	(33,556)
Earning (loss) per share / ADS (basic)(1)	2.68	2.03	2.28	(1)	1.21	(1)	2.71	(26.62)
Earning (loss) per share / ADS (diluted)(1)	2.63	2.00	2.19	(1)	1.19	(1)	2.56	(26.62)

CONSOLIDATED BALANCE SHEET

(millions of euros)	2006	2006	2005	2004	2003	2002
	$(2)
Amounts in accordance with IFRS
Intangible assets, net (3)	66,293	50,230	52,591	43,221	n.a	n.a
Property, plant and equipment, net	37,247	28,222	28,570	26,502	n.a	n.a
Total assets	136,163	103,171	109,350	98,963	n.a	n.a
Net financial debt	55,453	42,017	47,846	49,822	n.a	n.a
Equity attributable to equity holders of France Telecom S.A.	35,361	26,794	24,860	14,451	n.a	n.a
Amounts in accordance with US GAAP
Shareholders’ equity (deficit) attributable to equity holders of France Telecom S.A.	21,326	16,160	13,150	4,029	(467)	(26,751)

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of euros)	2006	2006	2005	2004	2003	2002
	$(2)
Amounts in accordance with IFRS
Net cash provided by operating activities	18,296	13,863	13,374	12,697	n.a	n.a
Net cash used in investing activities	(6,191)	(4,691)	(11,677)	(5,591)	n.a	n.a
Purchases of property, plant and equipment and intangible assets	(9,290)	(7,039)	(6,142)	(5,141)	n.a	n.a
Net cash used in financing activities	(12,236)	(9,271)	(860)	(7,346)	n.a	n.a
Cash and cash equivalents at end of year	5,240	3,970	4,097	3,153	n.a	n.a
RATIOS (millions of euros)	2006	2006	2005	2004	2003	2002
	$(2)
Dividend per share for the year	1.58	1.20 (4)	1.00	0.48	0.25	–
(1)	Earnings per share calculated on a comparable basis.
(2)	In millions. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 29, 2006 of €0.7577 to $1.00.
(3)	Includes goodwill and the other intangible assets.
(4)	Subject to approval by the ordinary shareholders' meeting.

OPERATIONAL DATA

	2006	2005	2004	2003	2002
Number of fixed telephone lines (in millions)	48.7	49.2	49.6	49.3	49.5
Number of wireless customers of controlled entities (in millions)	97.6	84.3	62.7	56.2	49.9
Number of ADSL lines in France* (in millions)	12.0	9.4	6.3	3.3	1.4
Number of employees (workforce end of period, in thousands)	191,036	203,008	206,485	218,523	243,573

*	including unbundled lines and wholesale sales to third party ISPs.

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

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the consolidated financial statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Section 3.3.3 “Risks relating to financial markets: France Telecom’s earnings and cash position are exposed to changes in exchange rates”.

U.S. dollars per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2002	$1.0485	$0.9495	$1.0485	$0.8594
2003	$1.2597	$1.1411	$1.2597	$1.0361
2004	$1.3538	$1.2478	$1.3625	$1.1801
2005	$1.1842	$1.2400	$1.3476	$1.1667
2006	$1.3197	$1.2661	$1.3327	$1.1860
Monthly amounts
October 2006	$1.2773	$1.2617	$1.2773	$1.2502
November 2006	$1.3261	$1.2888	$1.3261	$1.2705
December 2006	$1.3197	$1.3205	$1.3327	$1.3073
January 2007	$1.2998	$1.2993	$1.3286	$1.2904
February 2007	$1.3230	$1.3080	$1.3246	$1.2933
March 2007	$1.3374	$1.3246	$1.3374	$1.3094
April 2007	$1.3660	$1.3513	$1.3660	$1.3363
May 2007	$1.3453	$1.3518	$1.3616	$1.3419
June 2007 (through June 22, 2007)	$1.3438	$1.3406	$1.3526	$1.3295
(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5. “Operating and Financial Review and Prospects – 5.1.2 Group Business and Profitability”.

3.3    RISK FACTORS

In addition to the other information contained in this document, prospective investors should carefully consider the risks described below before making any investment decisions. These risks, or any one of them, could have an adverse effect on France Telecom’s business, financial position or earnings. Moreover, additional risks not currently known to France Telecom, or risks that France Telecom currently deems immaterial, may have a similar adverse effect and investors could lose all or part of their investment.

The risks described below concern:

■	Risks relating to France Telecom (see Section 3.3.1);

■	Risks relating to the telecommunications sector (see Section 3.3.2);

■	Risks relating to financial markets (see Section 3.3.3).

Risks relating to France Telecom, the telecommunications sector and financial markets are described below by category, in order of decreasing importance, according to France Telecom’s current assessment. The occurrence of new external or internal events may lead France Telecom to modify this order of importance in the future.

Legal risks are presented in Section 3.3.1 “Risks relating to France Telecom”, for risks relating to legal proceedings or disputes, and Section 3.3.2 “Risks relating to the telecommunications sector”, for risks relating to regulation and regulatory pressure. For further information, refer to Note 33 “Litigation and claims” to the consolidated financial statements and to Item 4 “Information on France Telecom – 4.7 Regulation” respectively.

Industrial and environmental risks are presented in Section 3.3.1 “Risks relating to France Telecom”, for risks relating to the vulnerability of the technical infrastructure and environmental risks. For further information, refer to Item 4 “Information on France Telecom – 4.14 Environmental policy”.

For risks relating to the financial markets, Note 24 “Exposure to market risks and financial instruments” to the consolidated financial statements presents the management of rate, foreign exchange, liquidity, covenant, counterparty and equity market risks. For further information, refer to this note. In addition, derivatives are described in Note 23 to the consolidated financial statements. The framework for managing rate, foreign exchange and liquidity risks is set by the Cash Management and Financing Committee.

The dedicated insurance program for covering what are seen as the highest risks is presented in Item 4. “Information on France Telecom – 4.9 Insurance”. For further information, refer to this section.

3.3.1    RISKS RELATING TO FRANCE TELECOM

France Telecom’s strategy is based on the implementation of an integrated operator model in line with the “NExT” plan (New Experience in Telecommunications) plan, which covers the period from 2006 to 2008. The “NExT” plan also aims to drive down costs and strengthen the Orange brand. If France Telecom fails to implement this integrated operator model successfully as part of the “NExT” plan, or if it fails to implement it completely, or if the development of integrated and convergent services fails to meet customer expectations, then the objectives of the “NExT” plan may not be achieved, adversely affecting France Telecom’s business, financial position and earnings. Similarly, if France Telecom is unable to reduce its costs or strengthen the Orange brand, its business, margins and earnings would be adversely affected.

France Telecom’s profitable growth strategy is based on the implementation of an integrated operator model, built around the core wireless and broadband activities, forming the basis for a multi-service offer (see Item 4. “Information on France Telecom –4.2 Strategy”). This strategy is being rolled out in connection with the “NExT” plan, the Group’s three-year transformation program aiming to make France Telecom the benchmark operator for new telecommunications services in Europe.

The success of this strategy and the “NExT” plan depends on the following:

■	relevance of the growth strategy for the integrated and convergent services offer in relation to customer expectations;

■	ability to develop, put in place and market innovative, integrated, “multi-network” and “multi-terminal” services, shifting from a network access-based approach to a services access approach;

■	ability to take full advantage of the potential for services made possible by broadband, through constant innovation in telecommunications, customer and network services;

■	ability to make full use of the Group’s drivers of growth and efficiency: research and development, strategic partnerships, centralized strategic marketing, launch of convergent offers;

■	ability to implement the new brand policy, based on use of a single brand name (Orange) for mobile, fixed broadband, ADSL television, multi-service offers and the Business market;

■	ability to pool the different networks, information systems, service platforms, shared services centers, and call centers by strengthening the Group’s integration across all areas;

■	ability to carry out the accelerated transformation of the Group’s structures, operating procedures and cost structure, with savings on purchasing and network costs;

■

ability to develop the Group’s skills, thanks in particular to the ACT (Anticipation and Skills for Transformation) program, while implementing plans to hire 6,000 members of staff, with 22,000 departures planned.

If France Telecom fails to implement this integrated operator model in line with the “NExT” plan, or if it fails to implement it completely, then the objectives of the “NExT” plan may not be achieved, adversely affecting France Telecom’s business, financial position and earnings.

Furthermore, France Telecom’s costs, notably its fixed costs, are still high compared with some of its rivals, due to its status as the historical operator. The “NExT” plan notably aims to reduce France Telecom’s costs, and more specifically its fixed costs. If France Telecom is unable to reduce such costs quickly enough, the level of its margins, its financial position and its earnings could be adversely affected.

Lastly, the “NExT” plan is based in part on the consolidation of the Group’s products and services under the Orange brand, both in France and abroad. France Telecom could find it difficult to implement this new brand policy or even maintain this brand’s positive image, notably in the event of a significant incident or the level of service would fall short of expectations, which could adversely affect its image, reputation, business and financial results.

France Telecom may not succeed, in whole or in part, in integrating the companies that it has acquired into the Group or in achieving the planned synergies.

In January 2005, France Telecom acquired the remainder of the stock in Polish operator TP S.A. held by its partner Kulczyk. Since then, France Telecom has directly held 47.5% of the equity and voting rights of TP S.A. In line with its strategy, France Telecom is pushing ahead with the integration of the TP Group, which adopted the Orange brand for its mobile activities in 2005, working to apply its standards, controls and procedures, while complying with the governance rules applicable for the TP Group.

In November 2005, France Telecom acquired nearly 80% of the wireless operator Amena in Spain for 6.4 billion euros. France Telecom aims to achieve synergies of more than 1.1 billion euros in current value with a positive impact on net cash flow of around 130 million euros per year as of 2008. The Group’s subsidiaries in Spain were merged within France Télécom España in 2006. In October 2006, France Telecom’s activities in Spain adopted the single Orange brand.

Amena and TP Group are strategic assets for the Group. As such, successfully consolidating Amena and achieving the synergies planned, as well as the continued integration of TP Group, represent major challenges for the success of the “NExT” plan.

In the process for integrating the companies acquired and achieving the synergies expected, France Telecom could, however, in the case of Amena, TP Group or other companies acquired by it:

■	have difficulty integrating the operations and personnel of the acquired entities;

■	fail to successfully incorporate networks or acquired technology into its network and product offerings;

■	fail to implement the marketing strategy and brand policy defined under the “NExT” Plan in such companies;

■	fail to generate the anticipated synergies;

■	fail to maintain uniform standards, controls, procedures and policies; or

■	fail to maintain satisfactory relations with staff from the entities acquired as a result of changes in management and control.

Any major difficulties related to the consolidation of Amena or the TP Group or other businesses acquired by France Telecom could adversely affect its business, financial position and earnings.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not hold a controlling interest.

In some of the Group’s activities, France Telecom does not have a controlling interest. Under the documents or agreements governing some of these activities, certain key decisions such as the approval of business plans or the timing and amount of dividend payments require the agreement of France Telecom’s partners.

Such risks may involve the following companies specifically, in which France Telecom shares control with another shareholder: ECMS (Mobinil), a subsidiary of Orange in Egypt, which is consolidated at 71.25%, as well as the operator in Mauritius (Mauritius Telecom), in which France Telecom has a 40% controlling interest. France Telecom has a minority interest in various telecommunications companies in Europe such as ONE (17.5%, Austria, wireless business) and Sonaecom (19.2%, Portugal, wireless, fixed and Internet).

The occurrence of the risks relating to certain subsidiaries and joint ventures in which France Telecom shares control or does not hold a controlling interest, the main examples of which have been mentioned above, could have an impact on France Telecom’s ability to pursue its stated strategies with respect to those entities or have a material adverse effect on its earnings or financial position.

On an ongoing basis, France Telecom is involved in legal proceedings and disputes with regulatory authorities, competitors or other parties. The outcome of such proceedings is generally uncertain, and could have a significant impact on its earnings or financial position.

France Telecom’s position as the main operator and provider of networks and telecommunications services in France and Poland, one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. In addition, France Telecom - notably in France and Poland - is frequently involved in legal proceedings with its competitors due to its preeminent position in their market, and the complaints filed against France Telecom may be highly significant in certain cases. The outcome of disputed proceedings is by definition unpredictable. For proceedings involving the competition authorities, the maximum amount of fines prescribed by law represents 10% of the consolidated revenues of the company at fault (or the group that it is part of, as relevant). In 2005, the competition authorities fined France Telecom 40 million euros and then 80 million euros for unfair trade practices and abuse of its dominant position respectively, followed by a further 256 million euro fine for collusion. These three rulings were confirmed in 2006, with the last two currently being appealed.

The main proceedings in which France Telecom is involved are described in Note 33 “Litigation and claims” to the consolidated financial statements. Developments in or the outcome of some or all of the proceedings underway could have a significant impact on its earnings or financial position.

France Telecom’s technical infrastructure is vulnerable to damage or interruptions caused by floods, storms, fires, power outages, war, acts of terrorism, intentional misdeeds and other similar events. Technical network and information technology system failures may result in reduced user traffic, reduced revenues and harm to France Telecom’s reputation.

A natural disaster, such as the December 1999 storms, which disrupted service in France in early 2000, and other unexpected occurrences affecting its facilities or any other damage or failure of its networks may lead to service disruptions. In 2000, such damage amounted to approximately 150 million euros. France Telecom has no insurance for damage to its aerial lines under certain conditions and must finance this damage itself. Information technology system (hardware or software) failures, human error or computer viruses could also affect the quality of its services and cause temporary service interruptions. Currently, there is an increased risk of failure of the information system due to the acceleration of the implementation of new services or new applications relating to invoicing and customer relations management. More specifically, incidents may occur while new applications or software are being installed. While the risk cannot be quantified, such events could result in customer dissatisfaction and reduced traffic and revenues for France Telecom.

France Telecom has recorded significant levels of goodwill following the acquisitions made since 1999. Impairment having a material adverse effect on France Telecom’s earnings and balance sheet may be recorded in the accounts.

France Telecom has recorded significant goodwill in connection with its acquisitions since 1999, notably including the acquisitions of Orange, Equant, Amena and the 47.5% stake in TP SA. At December 31, 2006, goodwill represented approximately 31.5 billion euros.

Pursuant to IFRS, the current value of goodwill is reassessed annually and, when events or circumstances indicate that a decrease in value may occur, France Telecom amortizes this goodwill, particularly in the case of events or circumstances that involve lasting material adverse changes affecting the economic environment or the assumptions and objectives used at the time of the acquisition. For example, France Telecom has notably amortized its investments in Equant, TP Group and in some subsidiaries of Orange and Wanadoo in 2002, 2003, 2004 and 2006. France Telecom cannot guarantee that any new events or adverse circumstances will not occur that would cause it to review the current value of its goodwill and record significant new amortizations that could have a material adverse effect on France Telecom’s earnings.

In addition, when reviewing the present value of goodwill, France Telecom conducts impairment tests at the level at which the Group assesses the return on investment of the goodwill. This level may be a cash generating unit or a group of cash generating units for the same business or geographic region. These groups of cash-generating units can be modified based on changes in the Group’s structure, as was the case in 2006 (see Note 7 “Impairment” to the consolidated financial statements). Moreover, with the possibility that new rules will be adopted for the definition of business segments, the Group may have to modify the groups currently defined. Such changes may have an impact on the results of impairment tests and, therefore, on the impairments recognized.

For further details on the impairment of goodwill, see Item 5. “Operating and Financial Review and Prospects – 5.2.1.2. From Group gross operating margin to operating income”.

The value of France Telecom’s international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in those countries.

France Telecom has invested in telecommunications businesses in Eastern Europe, the Middle East, Asia and Africa, and plans to make further investments in countries in these regions, with such companies contributing significantly to the Group’s growth. The political, economic and legal systems of the countries in these regions of the world may evolve in an unpredictable manner, as was the case in the Ivory Coast. Furthermore, certain planned changes, which should have a positive or stabilizing influence on France Telecom’s business and results, such as the adoption of the euro by Poland, Slovakia and Romania, could be delayed. Such political, economic or legislative changes may adversely affect the operations of companies in which France Telecom has invested or may invest in the future. This could affect the value of such investments or the earnings of France Telecom.

If France Telecom failed to meet the commitments made under its UMTS licenses, its licenses could be withdrawn or it could be charged penalties, which would have an adverse effect on its business, earnings or financial position.

Under the terms of its UMTS licenses, France Telecom has agreed to make significant investments in its networks in order to be able to offer new products and services. If France Telecom was unable to meet such commitments or have them changed, the licenses could be revoked and France Telecom could in certain cases be liable for damages to the State that awarded the license, or to its partners in UMTS development in these countries, as well as to its creditors or suppliers. All of these risks could have a material adverse impact on France Telecom’s financial position and earnings.

France Telecom’s debt ratings were downgraded in 2001 and 2002 by rating agencies, then upgraded from 2003 to 2005. The lowering of its debt rating may limit France Telecom’s borrowing capacity and raise the cost of its access to the capital markets.

France Telecom cannot guarantee that its credit risk, which was downgraded in 2001 and 2002, then upgraded from 2003 to 2005, will not be downgraded again by the rating agencies, particularly if the “NExT” Plan does not produce the anticipated results or if France Telecom fails to continue reducing its debt. Moreover, certain factors outside France Telecom’s control, including factors relating to the telecommunications industry or specific countries or regions in which it operates, may affect the rating agencies’ assessment of France Telecom’s credit profile.

For reference, France Telecom believes that downgrading of its long-term debt rating by S&P’s and Moody’s by one level would automatically increase its annual interest expense by around 35 million euros, based on its current level of indebtedness, and would also adversely affect its ability and conditions for access to the financial markets.

Furthermore, France Telecom S.A.’s securitization programs require, where applicable, a rating above BB-. Lastly, in the event of a ratings downgrade, certain derivative contracts and certain contracts related to lease transactions with third parties may be terminated or may require cash collateral to be given. France Telecom has already been required to give additional security cash collateral for some such contracts.

For further information on guarantees relating to financial debt and the management of covenants, refer respectively to Notes 19 and 24 to the consolidated financial statements, respectively “Net financial debt” and “Exposure to market risks and financial instruments”.

France Telecom applied the new IFRS accounting standards in 2005, which forced it in some cases to adopt positions in relation to their application in the absence of any specific information from the standardization authorities.

France Telecom has applied International Financial Reporting Standards (IFRS) since January 1, 2005. In certain cases, if the standardization authorities have not issued specific guidelines, France Telecom has had to take up positions, as outlined in Note 2 to the consolidated financial statements. France Telecom cannot guarantee that these positions will be confirmed by the standardization authorities, or, as relevant, by the market authorities. Furthermore, the comparability of France Telecom’s accounts with those of other companies may be affected by the accounting options or methods adopted by each company as part of the first application of IFRS.

France Telecom uses certain facilities, products or substances that might represent a danger or disadvantage for the environment.

France Telecom believes that its activities as a telecommunications operator present no major risks for the environment. Indeed, its activities do not use any production processes that seriously threaten rare or non-renewable resources, natural resources (water, air) or biodiversity (see Item 4. “Information on France Telecom – 4.14 Environmental policy”).

However, France Telecom does use certain facilities, products or substances that might represent a danger or disadvantage for the environment. Prevention programs have been adopted in light of the corresponding risks.

In general, France Telecom applies the accounting rules relating to environmental liabilities, and notably those concerning provisions for the regeneration and dismantling of sites, in accordance with current legislation and regulations (see Note 28 to the consolidated financial statements, “Provisions”). However, France Telecom cannot rule out the possibility of a change in legislation or regulations that would require it to incur additional expenditure and to set aside larger provisions in this respect.

The French government directly and indirectly owns 32.4% of France Telecom’s share capital and voting rights, which could, in practice, allow it to determine the outcome on matters put to a simple majority vote at ordinary Shareholders’ Meetings.

On the date of this document, the French government directly and indirectly owned 32.4% of France Telecom’s share capital and voting rights(1), and had three representatives on its Board of Directors out of a total of 14 members. As the main shareholder, whose interests could differ from those of other shareholders, the French government could in practice, given the low participation rate for shareholders’ meetings and in the absence of any other significant shareholder blocks, determine the outcome on matters put to a simple majority vote at ordinary shareholders’ meetings. However, the French Government does not have a golden share, which does not exist in France Telecom, or any other special advantage other than the right to have representatives on the Board of Directors in proportion to its interest in the share capital (see Item 7. “Major shareholders and related party transactions – 7.1.2 Direct or indirect control of France Telecom”).

(1)	See Note 37.3 to the consolidated financial statements: “Subsequent events”.

3.3.2    RISKS RELATING TO THE TELECOMMUNICATIONS SECTOR

The telecommunication sector’s in-depth transformation is accelerating. A deficiency in France Telecom’s response to technological developments and new customer practices could lead to the loss of customers or market shares in the sectors in which France Telecom operates, adversely affecting its revenues, margins and earnings.

The telecommunications industry has undergone a number of major changes over the last few years, and France Telecom believes that these changes are accelerating, with the development of wireless and fixed-line broadband, and notably voice over IP. If France Telecom fails to rapidly and cost - effectively adapt its networks, its technologies, including technologies acquired from third parties under patents and licenses, its processes and its services in response to developments in the telecommunications industry and the expectations of its customers, it may be unable to compete effectively and its business, financial position, margins and earnings may be affected.

Furthermore, new technologies that France Telecom chooses to develop may incur significant costs and may not be as successful as planned. As a result, France Telecom may lose customers or market shares or may be obliged to spend significant amounts in order to keep its customers.

Intense competition in the European telecommunications sector may affect France Telecom’s resources.

France Telecom faces intense competition in all areas of its business. For further information regarding competition within each one of the France Telecom Group’s business segments, see Item 4. “Information on France Telecom – 4.6 Competition”.

On the mobile telecommunications market, France Telecom faces intense competition on all of its main markets from existing players, new firms on the market and virtual mobile network operators. As these markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention, which could lead to higher expenses for customer loyalty initiatives. Mobile call prices have fallen over the past few years and may continue to fall on the main markets on which France Telecom operates, notably due to decisions by third parties over which France Telecom has no control. For example, national regulatory authorities have already decided to reduce call termination prices and the authorities may decide on further cuts in the future.

On the French market for fixed telephony services, France Telecom is facing competition that has resulted in a massive lowering of rates, as well as a reduction in its market share. Recent changes in regulations, such as the unbundling of the local loop, the pre-selection of operators and the portability of numbers have made it easier for customers to use services offered by rival operators. France Telecom is expecting a further reduction in its market share, with rates continuing to fall in the fixed-line sector in France. In addition, telephone calls that used to be carried over the switched telephone network are increasingly being carried over the Internet (Voice over IP), or using mobile telephones. The arrival of internet players, such as Yahoo, Google, MSN and Skype, on the electronic communications market is contributing to this trend. Similar changes are being seen in Poland, affecting TP Group. France Telecom also faces competition on the market for Internet and multimedia services, and more specifically in ADSL broadband internet access, reflecting the development of unbundling, the implementation of a “naked ADSL” wholesale offering, and new Wimax technology-based access conditions. In addition, France Telecom has had to launch ADSL consumer access services without any telephone subscription, pointing to a downturn in revenues from subscriptions.

On the enterprise communication services market, France Telecom faces intense competition. The France Telecom Group’s success in this market will depend on its ability to compete with the other major telecommunications operators, IP and data specialists as well as new entrants in this market, including rival network operators and suppliers of internet services or other high value added services. France Telecom believes that the number of rivals or the presence of competitors with a greater critical mass - due to the vertical and horizontal consolidation of this business - may increase in the future, which could generate pressure over prices, reduce its market share and cut its margins.

Competition in any or all of France Telecom’s business lines could lead to:

■	price and profit erosion for France Telecom’s products and services;

■	an inability to increase market share or a loss of market share;

■	loss of existing or potential customers and greater difficulty retaining existing customers;

■	more rapid deployment of new technologies and obsolescence of existing technologies;

■	increase in costs linked to investments in new technologies that are needed to retain customers and market share;

■	increased pressure over France Telecom’s profit margins, preventing it from maintaining or improving its current level of operational profitability;

■	difficulties repaying the debt taken out to finance its acquisitions and strategic and technological investments if it cannot generate sufficient profits and cash flow.

If mobile telephony and internet revenue growth slows down, and if revenues from fixed-line services and business calls continue to fall, France Telecom’s revenues may fail to increase or may even drop, which could adversely affect its profitability.

Over the last few years, growth in France Telecom’s revenues on a constant exchange rate and structural basis has been driven primarily by the rapid expansion of its Internet and wireless communications businesses, in line with growth in the Internet and wireless markets in Europe.

If these markets do not continue to develop, particularly in France, Poland, the United Kingdom and Spain, France Telecom’s revenues may not grow or may even decrease, which in turn could affect its financial position and earnings, notably in the event of a continued downturn in revenues on fixed line and business communication services.

For further information on changes in France Telecom’s revenues and its components over 2006, refer to Item 5. “Operating and Financial Review and Prospects – 5.2.1.1.1 Revenues”.

France Telecom operates in highly regulated markets and is subject to extreme regulatory pressures that limit its flexibility to manage its business.

France Telecom must comply with an extensive range of regulatory obligations relating to the supply of its products and services, as well as the control of authorities that oversee the maintenance of competition in the electronic communications markets. Furthermore, France Telecom faces a number of regulatory constraints as a result of its dominant position in the fixed line telecommunications markets in France and Poland, including certain obligations that lead to significant costs. For example, France Telecom is required to provide interconnection services for other operators in terms that must be approved by the regulatory authorities, as well as providing local loop access at prices approved by the regulatory authorities and having its rates for fixed line voice telephony services subject to approval by the regulatory authorities prior to implementation. France Telecom believes that, in general, it fulfills the requirements imposed by the applicable regulations, but it cannot predict the any opinions that may be expressed by regulatory or judiciary authorities, which could be asked to review or which have already been asked to review France Telecom’s compliance.

France Telecom’s activities and operating income may be significantly impacted by legislative, regulatory or government policy changes, and in particular by decisions made by regulatory and competition authorities in relation to:

■	granting, modifying and renewing licenses; in this way, the relevant French authorities have launched in March 2007 a call for tenders for the allocation of a fourth 3G license in France;

■	the possibility of extending activities to new markets;

■	network access for virtual network operators and other service providers; or

■

pricing. As such, for roaming on mobile networks, the European Commission proposed in 2006 to restrict wholesale and retail rates for mobile operators, which could adversely affect their revenues and operating income.

Such decisions could have a significant adverse impact on France Telecom’s earnings.

Furthermore, in the European Union, the national laws enacted under EU directives require the national regulatory authorities to create lists of relevant markets, for which they will conduct market analyses. Following this market analysis phase, they will be entitled to impose remedies on operators that exert a significant influence on the wholesale markets, such as the publication of a standard term offer, access to components of networks and related resources, and the accounting separation of certain interconnection or access activities. With regard to retail rates, the national regulatory authorities will be able to prohibit bundling deemed abusive, impose rates reflecting costs, or strictly contest the implementation of a rate. The regulators therefore have various tools that could enable them to increase the burden of regulatory constraints for France Telecom. Given their position in certain markets, France Telecom S.A. in France and TP Group in Poland are particularly susceptible of being affected by the strengthening of regulatory pressure.

In France, the ARCEP has strong control and sanction power since it can conduct in-site and in room investigations as part of its mission, and impose preservation measures without advance notice.

Overall, the regulatory, investigative and sanctioning powers granted to the regulatory authorities have been strengthened, which could have a material adverse impact on France Telecom’s business and results.

Furthermore, licenses are required in most countries to provide telecommunications services and operate networks. This type of license often entails various obligations concerning network completion times and the quality of network coverage. Non-compliance with these obligations could result in fines and other penalties, ultimately including the withdrawal of licenses awarded.

For further information on regulations, see Item 4. “Information on France Telecom – 4.7 Regulation”.

Alleged health risks in relation to wireless communications devices could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations or litigation, which could adversely affect France Telecom’s results.

In some countries in which France Telecom conducts its wireless telephony business, doubts have been expressed over the last few years as to the possible health risks to humans caused by exposure to radio-frequency emissions or electromagnetic fields emitted by mobile telephones and wireless transmitter sites, at exposure levels lower than the existing permitted thresholds. Such concerns have been taken up by opinion campaigns, but they do not currently reflect any consensus among experts in the countries in which France Telecom operates.

While to date France Telecom is not aware of any substantiation of health risks associated with wireless telephony, actual or perceived health risks may have a material adverse effect on France Telecom’s earnings or financial position due to a reduction in the number of customers, reduced usage per customer, a slowdown in the deployment of transmitter sites, the Orange brand being adversely affected; exposure to potential litigation or other reasons, including acts of vandalism at transmitter sites. If evidence is considered to show that health risks do exist, the use of mobile phones could be subject to regulations which, for example, could limit emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on France Telecom’s operations and performance.

In May 2006, in a report entitled “Electromagnetic fields and public health”, the World Health Organization (WHO) stated that “recent surveys have shown that the exposures to radio-frequencies (RF) from base stations range from 0.002% to 2% of the levels of international exposure guidelines, depending on a variety of factors such as the proximity to the antenna and the surrounding environment. This is lower or comparable to RF exposures from radio or television broadcast transmitters”. The WHO concluded that “considering the very low exposure levels and research results collected to date, there is no convincing scientific evidence that the weak RF signals from base stations and wireless networks cause adverse health effects”.

In December 2005, with regard to handsets, the WHO stated that (in a report entitled : “What are the health risks associated with mobile phones and their base stations ?”) “no recent national or international reviews have concluded that exposure to the radio-frequencies fields from mobile phones or their base stations causes any adverse health consequence. However, areas have been identified by the WHO’s EMF Project for further research to better assess health risks and have led to over 250 million dollars in research worldwide to study radio-frequencies effects on health. It will take about two to three years for the required radio-frequencies research to be completed, evaluated and to publish an updated WHO health risk assessment”.

The effect of mobile telephony on children is a recurring issue in some countries in which Orange operates. In a statement issued in July 2005, the World Health Organization confirmed its position that in fact there have been no adverse health consequences established from exposure to radio-frequencies fields at levels below the international guidelines on exposure limits published by the International Commission on Non-Ionizing Radiation Protection (ICNIRP, 1998). The limits incorporate large safety factors to protect workers and even larger safety factors to protect the general public, including children.

In the future, France Telecom cannot be certain that these publications or that medical research in general will rule out any link between radio frequency emissions and health risks. If such a link were discovered, it could have an adverse impact on France Telecom’s business and performance.

3.3.3    RISKS RELATING TO FINANCIAL MARKETS

France Telecom’s earnings and cash position are exposed to changes in exchange rates.

A significant portion of France Telecom’s revenues and expenses are accounted for in currencies other than the euro. The main currencies for which France Telecom is exposed to a significant foreign exchange risk are the pound sterling, the Polish zloty and the U.S. dollar. From one period to another, fluctuations in the average exchange rate for a given currency may significantly affect the revenues and expenses in this currency, which could significantly affect France Telecom’s earnings. For example, based on data for 2006, the theoretical impact of a 10% depreciation against the euro for all the currencies in which the Group’s subsidiaries operate would have translated into a 2.9% reduction in consolidated revenues and a 3.0% reduction in the gross operating margin.

In addition, France Telecom manages the exchange risk for commercial transactions (linked to operations) and financial transactions (linked to financial debt) under the conditions set out in Note 24.2 to the consolidated financial statements: “Exposure to market risks and financial instruments: Foreign currency risk management”.

In general, France Telecom uses derivative instruments to hedge its exposure to the exchange rate risk, but it cannot guarantee that these derivative transactions will effectively or totally limit its risks. To the extent that France Telecom has not acquired any derivative instruments to hedge some of this risk, or if its strategy for using such instruments is not successful, France Telecom’s cash flow and earnings could be adversely affected. See Notes 23 and 24 to the consolidated financial statements, respectively “Derivatives” and “Exposure to market risks and financial instruments”.

For consolidation purposes, the assets and liabilities of foreign subsidiaries are converted to euros at the year-end exchange rate. This conversion, which does not affect the income statement, has an impact on consolidated balance sheet items, assets and liabilities, against the lines for shareholders’ equity currency translation differences, representing amounts that may be significant.

The following table presents a breakdown of net assets by currency, before and after factoring in net financial debt, in million euros at December 31, 2006 (unaudited data).

Breakdown of assets, liabilities and net assets by currency

At December 31, 2006 (in million euros)	EUR	GBP	PLN	USD	CHF	Other currencies	Total non- euro currencies	Total
Assets for each currency (1)	54,506	3,617	7,062	2,997	1,156	4,317	19,149	73,655
Liabilities for each currency (2)	35,015	5,196	1,725	30	258	(207)	7,002	42,017
Net assets for each currency	19,491	(1,579)	5,337	2,967	898	4,524	12,147	31,638
(1)	The figure for assets per currency represents the assets for each currency excluding components contributing to net financial debt.
(2)	The figure for liabilities per currency represents the net financial debt contributed by each currency, as presented in Note 19.4 to the consolidated financial statements.

EUR refers to the euro, GBP pound sterling, PLN the Polish zloty, USD the U.S. dollar, and CHF the Swiss franc.

The figure for assets per currency (net assets excluding components contributing to net financial debt) in currencies other than the euro, primarily the pound sterling, the zloty, and the U.S. dollar came to 19.1 billion euros at December 31, 2006, representing 26% of net assets excluding debt. A 10% depreciation of all currencies other than the euro would have resulted in a 1.9 billion euro reduction in net assets excluding debt, i.e. – 2.6%.

The figure for liabilities per currency at December 31, 2006 represents the net financial debt contributed by each currency after management, in other words after factoring in any derivative instruments put in place, as presented in Note 19 to the consolidated financial statements: “Net financial debt”. For currencies other than the euro, these are primarily the pound sterling and the zloty. On this date, it came to 7 billion euros, representing 17% of net financial debt. A 10% appreciation in relation to the euro for all currencies other than the euro would have resulted in a 0.7 billion euro increase in net financial debt recorded on the balance sheet, i.e. + 1.7%.

The figure for net assets in currencies other than the euro was 12.1 billion euros at December 31, 2006, representing 38% of net assets. Depreciation by 10% of all the currencies compared with the euro would have led, due to conversion to euros, without any impact on the income statement or on cash flow, to a reduction of 1.2 billion euros of net assets, i.e. – 3.8%.

France Telecom’s business may be affected by fluctuations in interest rates.

In the ordinary course of its business, France Telecom is exposed to changes in interest rates. Where appropriate, France Telecom uses derivative instruments to hedge its rate risk exposures, but it cannot guarantee that such derivative transactions will effectively or completely hedge this risk. To the extent that France Telecom has not used any derivative instruments to hedge part of this risk, or if its strategy for using such instruments is not successful, France Telecom’s cash flow and earnings could be adversely affected.

Managing the interest rate risk and analyzing the sensitivity of the Group’s position to changes in interest rates are described in Note 24.1 to the consolidated financial statements: “Exposure to market risks and financial instruments: Interest rate risk managements”.

France Telecom’s earnings and financial position could be affected by an equities market downturn.

A downturn on equities markets could have a negative impact on France Telecom’s earnings and financial position in one of the following two cases:

■

In the event of a reduction in the share prices of France Telecom’s listed subsidiaries, notably TP S.A. (Poland), Mobistar (Belgium) and ECMS (Egypt), it could be necessary to test the value of the corresponding assets, which could lead to an impairment in value being recorded.

■

If France Telecom was to acquire treasury stock (which it did during the first quarter of 2007), a reduction in its share price could bring about a reduction in the value of its shares held as treasury stock.

France Telecom’s share price may fluctuate due to a wide range of factors.

These factors include:

■	a change in France Telecom’s credit rating, or level of indebtedness or sales of assets;

■	changes in financial analysts’ recommendations regarding France Telecom;

■	changes in analysts’ forecasts regarding the markets in which France Telecom operates;

■	an announcement by France Telecom or one of its competitors regarding strategic partnerships, financial results, changes in capital structure or other significant changes in its activity;

■	the recruitment or departure of key employees;

■	general stock market fluctuations.

Future sales by the French government of its shares in France Telecom may impact France Telecom’s share price.

At December 31, 2006, the French government, directly or indirectly through the ERAP, owned 32.4% of the share capital of France Telecom (see Item 7. “Major shareholders and related party transactions – 7.1.2 Direct or indirect control of France Telecom”). If the French government decides to further reduce its stake in France Telecom, such a sale by the French government, or even the perception that such a sale is imminent, could have an adverse impact on France Telecom’s share price. See Note 37.3 to the consolidated financial statements: “Subsequent events”.

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

Holders of ADSs may face more difficulties to exercise their voting rights as shareholders than it would be if they directly held shares. To exercise their voting rights, holders of ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for holder of ADSs than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

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

Item 4 INFORMATION	ON FRANCE TELECOM

4.1    HISTORY AND DEVELOPMENT

4.1.1    LEGAL NAME AND COMMERCIAL NAME

“France Telecom”

4.1.2    REGISTRATION LOCATION AND NUMBER

Trade register no.: 380 129 866 R.C.S. Paris APE code: 642 C

4.1.3    DATE OF INCORPORATION AND DURATION

France Telecom S.A. was incorporated as a French limited company (société anonyme) on December 31, 1996 for a period of 99 years as of that date. Barring early liquidation or extension, the company will expire on December 31, 2095.

4.1.4    REGISTERED OFFICE, LEGAL FORM AND GOVERNING LAW

6, Place d’Alleray, 75015 Paris, France Telephone: +33 1 44 44 22 22

France Telecom is governed by French corporate law, subject to specific laws governing the company, notably Law 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, as amended by Law 96-660 of July 26, 1996 and Law 2003-1365 of December 31, 2003.

The regulations applicable for France Telecom S.A. as an operator are set forth in Section 4.7 “Regulation”.

4.1.5    IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY’S BUSINESS

France Telecom’s shares have been listed on the Euronext Paris Eurolist market and on the New York Stock Exchange (“NYSE”) since October 1997, when the French government sold 25% of its shares to the public and France Telecom employees. France Telecom’s transfer from the public sector over to the private sector took place on September 7, 2004 further to the government’s disposal of 10.85% of France Telecom’s share capital. At December 31, 2006, the French government directly or indirectly owned 32.4% of France Telecom’s share capital. See Note 37.3 to the consolidated financial statements: “Subsequent events”.

In recent years, France Telecom’s business and the regulatory and competitive environments in which it operates have undergone significant changes that have affected the structure of its revenues, as well as its business and its internal organization. All segments of the telecommunications market in France have been opened up to competition since January 1, 1998 with the exception of local calls, which were opened up to competition on January 1, 2002.

In this context of deregulation and increased competition, from 1999 to 2002 France Telecom pursued a strategy aimed at developing new services and accelerating its international development through external growth. In this way, France Telecom has extended its activities towards new areas of telecommunications services, including wireless telephony, the Internet and data transmission services in France and internationally. Also in line with this strategy, France Telecom has made many strategic investments (acquisitions, minority investments, UMTS licenses). In particular, it acquired Orange plc. in 2000, Global One and Equant in 2000 and 2001, interests in NTL between 1999 and 2001, in the Polish operator TP S.A. in 2000 and 2001, and in Mobilcom in 2000. However, following various operations, France Telecom no longer has investment in NTL and its investment in the share capital of Mobilcom is limited to 1%. The majority of such strategic investments could not be financed through equity issues, leading to a significant increase in France Telecom’s debt.

In December 2002, France Telecom launched the “Ambition FT 2005” plan, focused on refinancing its debt and strengthening its equity, as well as the “TOP” operational improvement program, whose success has enabled the Group to develop its global integrated operator strategy by anticipating changes in the telecommunications industry.

Since the end of 2003, this strategy has been reflected in the acquisition of all minority shareholder interests in Orange and Wanadoo, the acquisition of all the assets and liabilities of Equant, the integration of Wanadoo into France Telecom S.A., the implementation of a new organization for the Group in line with this strategy, and the sustained launch of new services.

At the same time, France Telecom has rationalized its asset portfolio, selling off non-strategic assets, including the following subsidiaries and equity interests:

■	In 2003: Casema, Eutelsat, Wind, CTE (Salvador) and Telecom Argentina;

■	In 2004: Noos, BITCO (Thailand), Orange Denmark, Radianz (Equant equity interest), and ST Microelectronics;

■	In 2005: Tower Participations (company owning TDF), Intelsat, cable network activities, and Mobilcom AG.

Lastly, PagesJaunes Group, the Group’s directories subsidiary, was listed on the stock market (Euronext Paris) in 2004, and France Telecom’s stake in PagesJaunes Group (54% at the end of 2005) was sold off in October 2006.

In June 2005, France Telecom presented the Group’s “NExT” plan (New Experience in Telecommunications), aiming to transform the Group over three years, making France Telecom the benchmark operator for new telecommunications services in Europe.

Within this context, France Telecom acquired close to 80% of the share capital of the Spanish mobile operator Amena in November 2005 for 6.4 billion euros. In 2006, all France Telecom’s mobile, fixed-line and internet activities in Spain were consolidated within one single 79.3% owned entity (France Télécom España), operating under the Orange brand.

4.2    STRATEGY

For a definition of financial terms, especially organic cash flow, net financial debt and gross operating margin (GOM), see Item 5. “Operating and Financial Review and Prospects – 5.9 Non-Gaap financial measures and 5.10 Glossary of financial terms”.

France Telecom’s strategy is designed to respond to the changing telecommunications service sector which, because of technological innovation, is being profoundly transformed by significant changes in the offer, usages and the competitive context.

France Telecom believes that the primary components of this transformation are:

■	changing technologies: general use of the IP protocol, broadband, mobility; development of multi-access handsets and network interoperability;

■	changing usages: growth in the consumption of audiovisual content, abundance packages, the customization of usage contexts and services;

■	changing industry structures and strategies, and more intense competitive pressures.

As a result, in the broadband fixed network segment, we are seeing a consolidation in the market for Internet services providers (ISP) around a few major players that offer Multiplay (Internet, Voice over IP, TV), as the competitors of the historical operator take advantage of the unbundling of local loops. In the mobile market, the MVNO (Mobile Virtual Network Operators) are now strong players. Finally, the players in the Internet services market intend to expand significantly in the communication and content services market on a non-regulated basis.

4.2.1    THE “NEXT” PLAN

For the “NExT” plan, on June 29, 2005, France Telecom presented the Group’s 2006 – 2008 strategy. The “NExT” plan - Nouvelle Expérience des Télécommunications (new telecommunications experience) is a 3-year plan for transformation that will enable the Group’s customers to access a universe of enriched and simplified services and the Group to pursue its transformation as integrated operator. It is designed to make France Telecom the benchmark operator for new telecommunications services in Europe, in terms of innovation, service quality and economic performance.

Backed by a complete portfolio of offers and solutions, its control of all networks, and its capacity for integrated innovation, France Telecom intends to develop a new world of services in communication, information and entertainment, everyday life and business services to meet the expectations of all customers (consumers, professional customers, businesses, local authorities) in all situations (mobile, home, office), whatever the network, platform or handset used. To reflect this strategy, the Group adopted a new brand identity based on the simplified Orange brand with greater international recognition in June 2006.

Four major challenges framed the strategy of the “NexT” plan:

-	to move from a logic of access to networks to a logic of access to services;

-	to innovate in telecom services, customer services, and network services;

-	to strengthen the integration of the Group;

-	to manage the development of the Group’s expertise.

The major objectives of the “NExT” plan

The “NExT” plan has defined twenty major objectives spread over six different areas : Revenues and finance, Products and services, Subscriber base, Customer relations, Efficiency and performance, Human Resources. The main objectives of the “NExT” plan for 2008 are as follows:

-	to maintain the generation of organic cash flow over 2006-2008;

-	to generate in 2007 more than 400 million euros in revenues from the direct sale of content;

-	to generate 5% to 10% of consolidated revenues through convergent offers;

-	to achieve savings on network and IT system expenses representing a gain of 500 to 800 million euros by the end of 2008;

-	to mobilize the Group’s talent and skills within the ACT program.

Moreover, the objective for financial debt reduction is confirmed with a ratio of net financial debt to GOM of less than 2 by the end of 2008.

Because of the nature of these objectives, they are subject to a number of risks and uncertainties that could result in differences between the objectives announced and actual achievements. The most important risks are discussed in Item 3. “Key Information – 3.3 Risk factors”.

Directing the transformation and mobilization of skills

In order to ensure the success of the “NExT” plan, France Telecom controls the management of the activity, implements rigorous management of the transformation, adapts its human resources, and develops its expertise.

Steering the activity

France Telecom has set up a small organization around the Chairman with the formation of a Group Management Committee consisting of nine people mobilized to focus on the creation of organic cash flow and the achievement of the key objectives of the “NExT” plan. The management structure is a matrix-based structure that combines country responsibility (integrated management of operations by country) and transversal responsibility (strategic marketing, business offers: fixed and mobile, content, networks and information system, Human Resources).

Steering the transformation

One member of the Group Management Committee is responsible for managing the Group’s transformation, and for leading the team dedicated to “NExT Transformation”. By giving priority to the integration of networks and the integration of countries, “NExT Transformation” provides support and reporting on the transformation programs conducted in the divisions and identifies, supports and directs approximately one hundred critical projects.

Adaptation of Human Resources

France Telecom is adapting its human resources to the needs arising from the change in its businesses and the transformation of its organization by:

-	shortening the decision-making circuits and reducing hierarchical levels;

-	redeploying to the businesses that serve customers;

-	expanding training programs, with the support of in-house business schools;

-	implementing incentive measures designed to achieve the objectives of the “NExT” plan;

-	recruiting new talent (6,000 new employees planned in France between 2006-2008).

At the same time, France Telecom is planning 22,000 departures in France and an overall reduction in the work force of 17,000 at Group level from 2006 to 2008.

Mobilization and development of skills (Anticipation and Competence for Transformation=ACT)

The goal of the ACT program is to mobilize and develop the skills and expertise of the Group by implementing the following measures:

-	provide greater visibility for job prospects in terms of skills and geographic needs (Act: Opportunities);

-	offer the employees the resources to build a professional project in line with the Group’s strategy (Act: Development);

-	construct adaptive HR tools to assist employees in their professional projects, both inside and outside the Group (Act: Solutions);

-	train managers to take more responsibilities in the transformation of the Group (Act: Management).

4.2.2    THE FRANCE TELECOM STRATEGY: A NEW EXPERIENCE IN TELECOMMUNICATIONS

In a rapidly changing market, France Telecom is basing its strategy on the integrated operator model, offering its customers a new generation of telecom services.

An integrated operator strategy

The objective of this integrated operator strategy is to create value by implementing the following, which are inherent to an integrated operator:

-	an offer of convergent services, access to a single service portal, customization of handsets with common ergonomics, which increase the value of the offer and improve customer loyalty;

-	a unified general “look & feel” of the services, which improves the adoption and use of the new communication tools, facilitates custom services and options by customers and expands usages;

-	in customer relations, the establishment of a unified customer support, which generates a seamless customer experience and “one stop shopping”;

-	better knowledge of customer practices and a segmented approach to all customers, to increase revenues and reduce the “churn” (customer cancellation rate);

-	better end-to-end service quality, even if several networks are used to provide a service;

-

economies of scope and synergies through better pooling in all areas (optimization of network capacities and service platforms, customer relations and support functions) and economies of scale through higher purchasing volumes to obtain the best prices.

A new generation of telecommunications services

By moving from a logic of access to networks to a logic of access to services, France Telecom is offering its customers a new generation of telecommunications services:

-

a complete offer of telecommunications services, including an integrated customer experience, seamless fixed-line, mobile and Internet networks, a broad range of offers, an integrated communications set, France Telecom handsets;

-

content and “Live services” offers that include music, video, television and game offers on all the Group’s platforms, and a full line of services for everyday life with, in some cases, exclusive offers for Group customers;

-	complete offers and solutions in all multimedia IP communication services to business customers worldwide.

In order to invent and set up this new generation of services, France Telecom is relying on the following vectors within the “NExT” plan:

■	Research & Development;

■	Strategic partnerships;

■	Centralized strategic marketing;

■	Launch of convergent offers;

■	The new Orange brand policy;

■	Integration of the networks, information systems and service platforms.

Research and Development to offer the best of technology

As both a telecommunication service provider and a network operator, the goal of France Telecom is to provide its customers with the best of technology, as soon as it is available, while taking into consideration the next generation technologies. For this reason, France Telecom has enhanced its Research and Development effort. See Item 4. “Information on France Telecom – 4.12 Research and Development”.

Strategic partnerships to develop new services and accentuate the differentiation

France Telecom is based on strategic partnerships in order to forge a competitive advantage or integrate new technologies every time it is necessary to obtain critical mass. The strategic partnerships are founded on four priorities:

-	technologies in networks and support information systems;

-	handset equipment;

-	content;

-	distribution channels.

Centralized strategic marketing

The centralized strategic marketing pursues three objectives:

-

to provide an advanced and synthesized vision of the market, taking into account both potential technological breakthroughs and market trends, define global segmentation and manage transversal initiatives (transversal projects, strategic partnerships);

-	to define the “NExT” convergent offer and to ensure development and marketing through the Technocenter described below;

-	to coordinate the development and marketing roadmaps for the Group’s products, through the Strategic Marketing Committee composed of members from the different divisions.

Set up in February 2006, the main mission of the Product Factory Technical Center (“Technocentre”) is to industrialize the launch of innovative services in order to increase the Group’s speed and reactivity. It is organized around co-located teams which manage the development cycles of the offer. Each team (“3 PTeam”) has three leaders:

-	a “Product Leader”, who manages the marketing assets and the interface with the business units and is the leader of the “3P Team”;

-	a “Development Leader”, who is responsible for the entire development phase;

-	an “Implementation Leader”, who is responsible for the offer and for the implementation of the network and information system resources.

The launch of convergent offers

Convergent offers form the core of the New Experience in Telecommunications. In addition to the commercial convergence (single contract, single customer service and single bill), these offers provide customers with a seamless experience in communication services (voice, email, SMS, IM) and call management services (voice mail, address book, presence), whatever the access (fixed lines, mobile or Internet) or the network used (switched telephony, ADSL, fiber optics, mobile).

The convergent offers are targeted first at customers using both broadband fixed and mobile, the number of which continues to grow in the countries in which the Group operates in Europe because of high rates of mobile penetration and the sharp increase in the use of ADSL. France Telecom believes that in Europe 63% of the households will be equipped with broadband and mobile in 2008, 66% of which are expected to subscribe to convergent offers.

Unik: the first convergent offer

Launched by Orange France, Unik is the first really convergent product that illustrates the “NexT” strategy. Rolled out on October 5 in France for individuals and professionals, it was also launched in Spain and the Netherlands, and will be launched in the United Kingdom and Poland in 2007. Unik is a mobile phone connected to the Livebox that allows unlimited calls to fixed lines and all Orange mobiles from home, with a single number, a single address book, and an automatic change of network when one leaves home, without any break in the communication.

The new Orange brand policy

On June 1, 2006, the Group launched the new Orange brand: a single brand for Internet, television and mobile, to create a brand leader for introducing digital services. On June 1, the Orange, Wanadoo and Ma LigneTV brands were combined under the Orange brand in France and the United Kingdom, and all business services moved under the brand Orange Business Services. After Poland, where the mobile businesses adopted the Orange brand in September 2005, the other subsidiaries progressively adopted the single Orange brand (Spain, Senegal, Mali). Traditional telephony offers remain under the France Telecom brand or the brand of the historical operator, as applicable.

The new brand simplifies and homogenizes the customer experience, strengthens the offers against the competition, and optimizes marketing and communication costs. Finally, it represents a managerial vector for the construction of the integrated group and the transformation of the Group.

Integration of the networks, the information system and the service platforms

The Group is pursuing its strategy to integrate the networks, information system and service platforms, with three objectives:

-	to improve the quality of service;

-	to ensure and accelerate the launch of innovative convergent offers;

-	to optimize the use of resources by substantially reducing network and IT costs and optimizing investments.

In order to accelerate the implementation of the integration strategy, a new organization has been defined with:

-	worldwide governance for all the businesses (mobile, fixed lines, content services), which directs implementation and performance;

-	one entity per country (“Domestic Network Factory”), which assumes all responsibilities for the design, construction and operation of the networks and the information system;

-	development “plants” and pooled services : Design of service platforms, development of the information system.

The deployment of an NGN / IMS architecture in order to offer fully integrated IT services and networks is the next step in this integration strategy beginning in 2007.

4.2.3    THE PRINCIPAL VECTORS FOR IMPLEMENTATION OF THE GROUP’S STRATEGY

The Group’s strategy of profitable growth, founded on the integrated operator model, is based first on the development of broadband fixed-line and mobile access, which is crucial to providing a diversified and broad offer of services.

For the consumer customers, this strategy is organized in three service areas:

-	Interpersonal communication services;

-	Content services, particularly with online television services;

-	Everyday life services.

For businesses, France Telecom stands out from its competitors because of its integrated operator strategy, the geographic coverage of its operations, both in France and in Europe, with all the extensions possible thanks to the Equant network, and ongoing substantial investments in R&D to serve its customers.

This strategy is also being applied internationally under the “NExT” plan which, after the acquisition of Amena in November 2005, does not require a major acquisition in Europe.

4.2.3.1    Broadband

The growth of mobile and fixed-line broadband

The mobile broadband offer (“Orange Intense” in France) uses the different technologies available, such as EDGE, UMTS, HSDPA, and Wi-Fi to offer customers a full range of new usages (content, mobile payment, GPS, etc.) on a line of handsets that will gradually replace the 2G handsets.

In the fixed-line broadband segment, the growth in ADSL accesses continues at a high rate and Internet access via broadband in Europe is gradually becoming the norm. This strategy to increase speeds is deployed internationally in all the countries in which the Group is a fixed-line network operator, particularly in Poland, but also in the countries in which France Telecom is a newcomer to fixed-line telephony as it is in Spain, the United Kingdom and the Netherlands, by building the offer on the basis of unbundling, and by capitalizing on the new services developed by the Product Factory.

Livebox

The Livebox domestic gateway is the first Pan-European integrated product from the Group, around which it is developing digital services for the home. It allows a broadband connection for all home communications services in order to surf the net, watch television, telephone on IP, communicate by video phone, or play in a network and access “Liveservices”. Livebox is thus becoming the cornerstone of “Home Networking”, the point of convergence for home broadband equipment and services.

In order to create an ecosystem open to everyone around Livebox, the objective of the “Livebox Lab”, inaugurated in July 2006, is to use the innovative capacities of third-party partners.

Pre-deployment of very high speed access

In the very high speed segment, France Telecom launched the first pilot on its optical fiber network in 6 Paris districts and 5 cities in Hauts-de-Seine on June 1, 2006. On December 15, 2006, the Group launched the second stage of its plan with pre-deployment, which will run from 2007 to 2008. This phase will enhance the customer experience outside the Paris region. The Group is targeting 150,000 to 200,000 connected customers out of a base of over one million connectable customers by the end of 2008. Investments over 2007-2008 are expected to represent some 270 million euros, in line with the guidelines of the “NExT” plan in terms of the ratio of CAPEX to consolidated revenues.

Beginning in 2007, the line of FTTH (“Fiber to the Home”) offers proposed will include Internet access at speeds of up to 100 balanced Mbit/s, several High Definition channels on television and PC, as well as unlimited telephone communications. It is available since March 2007 in Paris and several adjacent zones. It will be progressively available as of June 2007 in about ten cities, the first of which will be Lille, Lyon, Marseilles, Poitiers and Toulouse.

4.2.3.2    Developing consumer communication services

Developing interpersonal communication usages

Interpersonal communication usages, both voice and data exchange (SMS, instant messaging, MMS) continue to grow steadily. In increasingly competitive markets, France Telecom is working to grow revenues on interpersonal communications, both mobile and fixed line, which continue to represent the majority of customer usages and their bill, by offering customers a larger range of usages and by taking into account the specific needs of each major customer segment.

In mobile communication services, this strategy is implemented through a permanent rate innovation by including in the contracts a large number (even unlimited usage) of communications, voice or SMS, to certain numbers selected by the customer or at certain periods during the day. These yield management methods allow the Group to offer the customer a significant increase in his usages with only a slight increase in his monthly bill, and promotes the loyalty of the best customers.

In the area of fixed-line person-to-person communication services, the Group’s strategy is, first, to develop abundance packages and, second, to succeed in the migration to broadband and Voice over IP. Thus, France Telecom proposes two types of offers. On the switched telephone network, it is enhancing its “Atout” line (abundance packages) and is developing its “Optimales” offers, which combine telephone subscription with unlimited or “à la carte” plans. On the IP ADSL network, the Group is heavily expanding its unlimited Voice over IP offer to all fixed lines in France. Finally, France Telecom is also marketing Optimale 8 megamax, an offer that includes traditional telephony with 4 hours of selected calls, broadband 8 megamax Internet, television, and telephone subscription.

In the segment of convergent communication services, launched on a multi-domestic basis, Unik represents the Group’s first offer.

In addition, “Orange Messenger by Windows Live”, the convergent offer of instant messaging for PC and mobiles resulting from the agreement signed between Orange and Microsoft, offers users the benefits of the synergies of Orange and Windows Live Messenger, providing a permanent link with their circle, both on PC and on mobile.

Developing content services through the “Content Everywhere” strategy

With higher speeds and the progress made in content coding, France Telecom intends to propose an entire series of multimedia content, both on mobile and fixed lines, adapted to each terminal, through its “Content Everywhere” strategy. It is designed to serve the diversity of customers’ usage needs and the diversity of the terminals they use (PC, television, mobile phone).

It contributes to the Group’s objectives in three ways:

-	the profitability of the content activity in and of itself;

-	the customer acquisition and retention policy;

-	enhanced marketing and communication plans.

The “Content Everywhere” strategy is being developed on the main types of accessible on-line content: television and video on demand (VOD); music and handset customization; games; “Infotainment”.

Thus, in fixed-line telephony, the television offer is now crucial to the broadband offer. IPTV is part of the Group’s “triple play” offer in France, Spain, Poland, Senegal, Mauritius and, soon, in the United Kingdom. Video on Demand is also available on television and PC with a rich catalogue of over 2,300 films at the end of 2006. In the mobile segment, higher speeds means access to television on mobile (already 52 channels are available on mobile in France) or music on mobile.

The music offer is a key offer for targeting the youth segment. It includes music downloads, handset customization, the offer of customized radio and, in the near future, unlimited streaming offers on PC and mobile along with VOD with subscription. Orange music is already a convergent offer available on PC and mobile.

In the online game market, Orange is present in the different segments (games on television, mobile and PC). In particular, Orange is well positioned in the mobile game segment (more than 1,000 games available on mobiles in the United Kingdom) and in massively multi-player games (MMG) with Dark Age of Camelot and the acquisition of the exclusive European rights for the new Warhammer game.

Developing everyday services

The new communication services enable the creation of new services, most often in partnerships, in all aspects of everyday life: citizenship, health, transportation, housing, online purchases, safety, education, personal services, and local communities. In each of these areas, the challenge is to create ecosystems that use communication services, which give France Telecom the possibility of becoming a service provider.

In particular, the broadband ADSL connection associated with Livebox, because of its permanence, allows the development of new services related to home security or remote assistance for residents, such as remote monitoring and LiveZoom, which uses a camera accessible from any PC or mobile phone.

In health, France Telecom intends to promote the use of communication and information service technologies to meet the needs of patients, healthcare professionals and government services. France Telecom has created a new line of business to better serve this sector, the objective of which is to coordinate and accelerate the Group’s actions in four priority areas:

-	remote supervision of chronically ill patients;

-	services related to home health care and hospitalization;

-	services for healthcare professionals;

-	services to the agencies that finance healthcare costs.

4.2.3.3    Developing enterprise communication services

Orange Business Services, the division of enterprise communication services, is pursuing its strategy to become a global communication services operator on the basis of three vectors:

■	To be the leader in the transformation to IP;

■	To meet the need to customize customer networks through an adapted line of services;

■	To bring convergence offers to the business end user.

Being the leader in the transformation to IP

The migration of data networks to management IP solutions has largely been completed for all businesses, both in France and abroad, thanks to the Orange Business Services coverage of 220 countries and territories. On the basis of this IP infrastructure, businesses are launching the deployment of Voice over IP. For the Major Corporations, the flexible and modular offer adapts to the needs expressed. For the small and medium businesses, packaged offers are defined, such as the Centrex IP offer, which provides a complete telephony solution managed on a centralized platform.

To meet the need to customize customer networks through an adapted line of services.

In order to assist customers in their IP transformation, Orange Business Services offers a set of assistance services:

-	project advice and management;

-	management of end equipment, such as PABX or IPBX;

-	contact centers for customer relations;

-	hosting and IT management solutions;

-	security solutions.

These services are provided either separately or globally under outsourcing agreements for communication and complex network integration infrastructures. Orange Business Services, which ranks 7th in the French service market, according to the Pierre Audouin Conseil firm, is reinforcing its strategy through targeted acquisitions (Diwan, Néocles, Silicomp).

To bring convergence offers to the business end user

The transformation to IP brings a growing number of communication services. This expansion has led Orange Business Services to propose new contact services.

In order to assist the growth of its customers in France and in Europe (Spain, Belgium, Poland, United Kingdom, Netherlands), France Telecom is offering employees who work at home or are travelling solutions that allow them to connect with complete security to an IP network, and to access the business applications of their remote company using a variety of technologies (Wi-Fi, xDSL, 3G, GPRS, ISDN or telephone line) and terminals (PC, PDA). This “Business Everywhere Multimedia” plan offers a permanent bilingual hot line. The goal of France Telecom is to have a customer base of over 1 million Business Everywhere users by the end of 2008.

Convergence of the networks supported by France Telecom means it can offer fixed-line and mobile service integration offers, Business Talk for example.

Orange Business Services has also just launched “Business Together”, a unified communication suite, which meets all the needs of the business end user: voice, image, data, audio/web/videoconferencing, messaging, availability of the contacts connected, the transfer of files that are accessible simultaneously on a PC with a few clicks from a single user software interface or from an IP Phone or a mobile Smartphone.

4.2.4    INTERNATIONAL STRATEGY

France, United Kingdom, Spain (after the acquisition of Amena), and Poland are clearly considered to be essential and strategic for the France Telecom group. France Telecom believes that its positions in those countries are competitively strong, economically sustainable, and constitute a solid foundation for the implementation of the “NExT” plan. In addition, France Telecom believes that Europe is the extension of its national market.

Focusing on its most strategic and profitable assets, since 2003 the Group has reviewed all of its subsidiaries and equity investments, and disposed of certain operations.

At the end of November 2005, France Telecom finalized the acquisition of nearly 80% of the Spanish mobile operator Amena and, in 2006, merged Amena and France Telecom España (which holds the fixed-line and Internet operations of the Group in Spain). At the end of these operations, the France Telecom group held 79.3% of the new entity, whose operations were combined under the Orange brand in October 2006. France Telecom is now in a position to launch convergent offers based on fixed-line and mobile broadband in an additional key market.

With the acquisition of Amena in Spain, the Group believes there is no longer a need for a major acquisition in Europe in order to implement the “NExT” plan.

In addition to its strong positions in Western Europe, the Group has substantial operations in the emerging markets, particularly in Central and Eastern Europe, Africa and the Middle-East. These markets with high growth potential include the activities of France Telecom in the following countries: mobile services in Poland, Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mexico, Moldova, Dominican Republic, Romania, Senegal, Slovakia, Vanuatu and Vietnam. These emerging market are important to the Group in terms of growth in the number of customers, but also for their contribution to the Group’s revenues and profitability. All these activities represent approximately 12% of the Group’s revenues and 16% of its Gross Operating Margin.

The Group will continue to review carefully and selectively any opportunities in the high-growth countries, based on the strategic and financial criteria defined in the “NExT” plan. Any acquisition opportunities will, therefore, have to:

-	improve the Group’s growth profile;

-	have a positive impact on free cash flow per share;

-	not affect the Group’s objectives for debt reduction;

-	not have a negative impact on the dividend distribution policy.

France Telecom believes, in any event, that strengthening the competitive position of its current operations and rapidly improving their profitability are its top priorities, and that these actions will improve its attractiveness and its ability to act no matter what the subsequent changes in the European market.

4.3    PRESENTATION OF THE BUSINESS

Unless otherwise indicated, all information provided in this section is given as of December 31, 2006.

4.3.1    GENERAL DESCRIPTION OF THE BUSINESS

The France Telecom group offers its individual customers, businesses and other telecommunications operators an extended line of services covering fixed and mobile communications, data transmission, the Internet and multimedia, and other added-value services.

As of December 31, 2006, France Telecom provided services to 158.6 million customers, up from 144.6 million customers at December 31, 2005.

Table of all Group customers (as of December 31, in thousands, for controlled companies)	2006	2005
Mobile
France	23,268	22,430
Europe (excluding France)	59,592	51,155
World (excluding Europe)	14,774	10,730
Total	97,633	84,315

Fixed-line
France	33,873	33,727
Europe (excluding France)	13,504	14,020
World (excluding Europe)	1,304	906
Total	48,681	48,653

Internet
France	6,884	5,914
Europe (excluding France)	5,298	5,693
World (excluding Europe)	100	63
Total	12,282	11,671

Total
France	64,025	62,071
Europe (excluding France)	78,393	70,869
World (excluding Europe)	16,178	11,699
Total	158,596	144,639

The definition of customers is provided below for each category of service:

Mobile service customers

A mobile service customer is anyone holding a SIM card or anyone holding a prepaid card who has placed at least one call and has not passed the date after which it is contractually impossible to receive calls.

Fixed-line telephony service customers

This number is the aggregate of standard analog lines and ISDN access lines in service (including fully unbundled lines), each ISDN channel being treated as one line. ISDN: Integrated Services Digital Network.

Internet access customers

Internet access customers are those who have entered a monthly payment subscription contract as well as the active customers of free access accounts, i.e. access customers showing activity in the last month, identified by measurable consumption.

Business segments

In order to reflect the change in the Group and the structure of its businesses, France Telecom has selected the following three business segments:

-

The “Personal Communication Services” (PCS) segment consists of the mobile telecommunications services in France, the United Kingdom, Spain, Poland and Rest of the world. It includes all the Orange subsidiaries, and the mobile operations of France Telecom España in Spain and TP Group in Poland (with its subsidiary PTK Centertel), and the other Group companies abroad;

-

The “Home Communication Services” (HCS) segment includes the telecommunication fixed-line services (fixed-line telephony, Internet services, operator services) in France, Poland and the Rest of the world, as well as the distribution operations and support functions provided to the France Telecom group’s other business segments;

-	The “Enterprise Communication Services” (ECS) segment holds the communication solutions and services dedicated to businesses in France and worldwide.

The Group’s businesses are described in this document, in this order, for each of these business segments.

4.3.2    PERSONAL COMMUNICATION SERVICES

4.3.2.1    Overview of the segment

The Personal Communication Services (PCS) segment consists of the telecommunication mobile services in France, the United Kingdom, Spain, Poland and Rest of the world. It includes all the Orange subsidiaries, and the mobile operations of France Telecom España in Spain and TP Group in Poland (with its subsidiary PTK Centertel), and the other Group companies abroad.

These operations are described in the following sections:

4.3.2.2 France

4.3.2.3 United Kingdom

4.3.2.4 Spain

4.3.2.5 Poland

4.3.2.6 Rest of the world

4.3.2.7 Licensing agreements

These activities are focused primarily on the transmission of voice and data over digital networks using the GSM standard. In order to enhance its services, France Telecom has deployed the General Packet Radio Services (“GPRS”) system over its network in most of the subsidiaries and the EDGE technology in some of its networks in Europe.

In order to offer third-generation services, France Telecom has participated in several UMTS licensing award procedures in Europe. The controlled companies hold UMTS licenses in France, the United Kingdom, Spain, Poland, Belgium, the Netherlands, Romania, Slovakia, and Switzerland.

France Telecom considers the development of mobile broadband and the third generation to be a strategic priority and an activity with high growth potential, and wants to be a leader in these services in Europe.

France Telecom also intends to remain at the leading edge of changes in the mobile telecommunications market by pursuing a policy of systematic innovation, particularly by offering enhanced, simplified and convergent services and by continuing to rely on an exclusive line of portable telephones, the “Orange Signature” phones.

The Personal Communication Services segment recorded revenues of 27.7 billion euros in 2006 (compared with 23.5 billion euros in 2005 and 20.5 billion euros in 2004). As of December 31, 2006, France Telecom had 97.6 million mobile customers worldwide (up from 84.3 million at December 31, 2005 and 62.7 million customers at December 31, 2004).

The following tables list the countries in which France Telecom currently operates, the operators, the interest held in each operator, the total number of customers, and the licenses held in each country.

France / United Kingdom Spain / Poland			Total number of customers of the companies controlled by France Telecom (in millions)
Country	Operator	Quota share controlled (in %)	2006	2005	2004	2G Licences	3G licenses Date of award/ Date of renewal

France	Orange France (1)	100.0	23.3	22.4	21.3	GSM900/1800	August 2001/ August 2021

United Kingdom	Orange UK	100.0	15.3	14.9	14.2	GSM1800	September 2000/ December 2021

Spain	France Télécom España (2)	79.3	11.1	10.3	9.3	GSM900/1800	March 2000/ April 2020

Poland	PTK Centertel (2)	100.0	12.5	9.9	7.4	GSM900/1800	December 2000/ January 2023
(1)	Excluding MVNO. The number of Orange France customers, including MVNO, was 24.1 million at December 31, 2006.
(2)	Companies operating under the Orange brand.

Rest of the world			Total number of customers of the companies controlled by France Telecom (in millions)
Country	Operator	Quota share Controlled (in %)	2006	2005	2004	2G Licences	3 G licenses Date of award/ Date of renewal

Belgium	Mobistar	50.17	3.1	2.9	2.8	GSM900/1800	March 2001/ March 2021

Netherlands	Orange Nederland	100	2.0	2.0	1.7	GSM900/1800	July 2000/ December 2016

Romania	Orange Romania	96.82	8.0	6.8	4.9	GSM900	March 2005/ March 2020

Slovakia	Orange Slovensko	100	2.7	2.5	2.4	GSM900/1800	June 2002/ July 2022

Switzerland	Orange Communications S.A.	100	1.4	1.2	1.1	GSM1800	December 2000/ December 2016

Moldova	Voxtel	61.0	0.9	0.7	0.5	GSM900	–

Egypt	MobiNil/ECMS	71.25(1)	6.6	4.8	2.9	GSM900	–

Botswana	Orange Botswana	51.0	0.4	0.3	0.2	GSM900	–

Cameroon	Orange Cameroon	99.5	1.3	1.0	0.75	GSM900	–

Ivory Coast	Orange Ivory Coast	85.0	1.7	1.3	0.85	GSM900/1800	–

Madagascar	Orange Madagascar	65.9	0.6	0.3	0.2	GSM900	–

Dominican Republic	Orange Dominicana	100	1.5	1.0	0.7	GSM900	–

Senegal	Sonatel Mobiles (4)	42.3	2.1	1.0	0.3	GSM900/1800	–

Mali	Ikatel (4)	42.3	1.2	0.6	0.1	GSM900	–

Jordan	Mobilecom	51.0(2)	1.4	0.3	0.2	GSM900	–

Mauritius	CellPlus	40.0(3)	0.2	0.2	0.15	GSM900/1800

(1) Orange and Orascom Telecom jointly control MobiNil, which holds 51% of the operational company ECMS. Therefore, pursuant to IFRS, the financial and operating data of MobiNil/ECMS are consolidated proportionately at 71.25%. The total customer base of MobiNil (100%) was 9.3 million at December 31, 2006.

(2) At December 31, 2005 and 2004, France Telecom held 40% control of the operator Jordan Telecom, which itself controlled 100% of its mobile subsidiary Mobilecom. Thus, pursuant to IFRS, the financial and operating data for Mobilecom were consolidated proportionately at 40% on those dates.

(3) France Telecom controls 40% of the operator Mauritius Télécom, which itself controls 100% of its subsidiary CellPlus. Thus, pursuant to IFRS, the financial and operating data of CellPlus are consolidated proportionately at 40%. The total customer base of CellPlus (100%) was 480,000 as of December 31, 2006.

(4) Companies operating under the Orange brand.

4.3.2.2    France

The table below presents the principal features of the French mobile telecommunications market and the businesses of Orange France (including, except where otherwise indicated, the French Overseas Departments).

	At December 31

	2006	2005	2004
Market penetration rate in France (as %) (1)	85.7	79.7	73.9
Total number of users in France (in millions) (1)	51.7	48.1	44.6
Contract customers (millions) (1)	33.6	30.5	27.4
Prepaid customers (millions) (1)	18.1	17.5	17.2
Registered customers of Orange France (in millions) (2)	23.3	22.4	21.3
Contract customers (millions) (2)	14.7	13.8	12.9
Prepaid customers (millions) (2)	8.6	8.6	8.4
Market share of Orange France (in %) (2)	45.0	46.7	47.7
Coverage of the Orange France network (as a % of the population) (3)	99.0	99.0	99.0
(1)	Source ARCEP.
(2)	Source: Orange France, excluding MVNO. There were 24.1 million Orange France customers including MVNO at December 31, 2006.
(3)	Excluding Overseas Departments and based on Orange France estimates.

As of December 31, 2006, France was the fourth largest mobile telecommunications market in Western Europe, behind Germany, Italy and the United Kingdom (source: EMC Database).

The penetration rate of 85.7% calculated on the basis of the 1999 census (source: ARCEP) (79.7% at December 31, 2005, 73.9% at December 31, 2004), which is lower than the European average, is due to three specific features of the French market :

-	France is characterized by a low average density of 106 inhabitants per km2 and by major disparities in the country;

-	the penetration of fixed-line telephony is higher than the European average;

-	the multi-equipment rate is low in France: 6% compared with 18% on the average in Europe.

As of December 31, 2006, Orange France had approximately 23.3 million customers registered (excluding the MVNO) (22.4 million at December 31, 2005, 21.3 million at December 31, 2004). Including MVNO, Orange France had 24.1 million customers at December 31, 2006.

The priority for Orange France has moved from customer acquisition to value creation and customer retention.

The Orange brand, present in France since June 2001, enjoyed spontaneous brand recognition of 93% in January 2007.

As of December 31, 2006, the Orange France network covered, according to its estimates, 99.0% of the French population (excluding Overseas Departments), as much as in 2004 and 2003. For mobile broadband (3G + Edge), the population coverage rate was 95%.

GSM and UMTS licenses

Orange France holds a GSM license, which was renewed for a 15-year period as of March 25, 2006, and a UMTS license obtained in August 2001 for a period of 20 years from the date it was granted. See Section 4.7.2.5 “Frequency management”.

Moreover, in the Overseas Departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and Guyana under the “Orange” brand. Orange Caraïbe had approximately 582,000 customers as of December 31, 2006, compared with about 600,000 customers at December 31, 2005, and approximately 593,000 as of December 31, 2004. In December 2000, Orange Réunion launched its GSM service in La Réunion, where it competes with the existing operator. At December 31, 2006, Orange Réunion had about 256,000 customers, compared with about 229,000 customers as of December 31, 2005 and approximately 177,000 at December 31, 2004 (Source: ARCEP).

4.3.2.2.1    The Orange France offers

Orange France offers four major types of products targeted at different categories of users: the offers with subscription, offers without commitment, the new multimedia Orange World offer and, for businesses, the Orange Business Solutions offers. In addition, Orange’s first convergence offers were launched in the fourth quarter of 2006.

Offers with subscription

Orange France proposes two categories of offers with commitment:

■	Blocked contract offers allow young people from the ages of 11 to 25 to totally control their budgets:

-

The Orange ZAP contracts, specifically designed for adolescents, offers reduced rates within certain time frames (from 5:00 p.m. to midnight during the week, 24h/24 on Wednesdays, weekends and during school vacations);

-

The M6 mobile by Orange contracts, designed more specifically for the 18/25 group, offers unlimited calls in the evening from 10:00 p.m. to 8:00 a.m. and/or every weekend to Orange and M6 mobile phones, which is over 23 million numbers.

These packages are all included and are blocked once the threshold is reached, but can be reloaded using a credit card, a mobicarte, or using the function “Reload me”.

■	The “à volonté” contracts offer three ranges proposed based on usage and including the unlimited KDO:

-	Orange Classique, which has 3 plans (1, 2 and 4 hours) which can be adjusted or carried over, with unlimited calls to 3 Orange numbers;

-	Orange Intense, a choice from among 7 plans (from 1 to 10 hours) with SMS or Mo included, unlimited remote video on the weekends, and unlimited calls to 3 Orange numbers;

-	Orange Pro, a range of 8 plans (from 3 to 30 hours) all included, for business or private use, with unlimited calls during the day.

The customer can change contract or plan at any time.

Orange Intense

In October 2005, Orange France launched a new line of contract packages that include mobile broadband access in all plans. The Orange Intense line is now the multimedia benchmark for all customers, whatever the mobile phone selected (2G, Edge or 3G).

The new Orange Intense contracts consist of a voice and video communication credit and the multimedia offer includes which has a usage credit for sending SMS (up to SMS), MMS (up to 13MMS), or data transfer (up to 10 Mb). Television and video are free on weekends for one year. The new line consists of 7 voice and video plans (from 1 to 10 hours). All these contracts offer free voice and video calls to 3 Orange numbers 24/7.

Orange Pro

The Orange Pro contracts were launched in April 2005 with a “high-end” positioning. There are intended for both “premium” customers and professional customers (those who hold a Siren business number), who are demanding and heavy mobile users.

The Orange Pro “all included” packages offer a range of 8 plans (from 3 to 30 hours, starting at 46 euros including tax/month). All communications and usages are counted against the contract (international calls, roaming, surf, SMS, MMS). Services are also included: after-sales service 24 hrs/24 months, coverage against theft, suspension of the contract, carryover of minutes, mobile conferencing.

The contracts also include:

-	unlimited calls to all Orange mobiles every day from 8:00 a.m. to 6:00 p.m.;

-	calls to fixed-line phones in Europe and to fixed/mobile phones in the United States and Canada, at the price of national calls.

Moreover, the option of “unlimited calls to fixed-line phones in France 8:00 a.m. to 6:00 p.m. 7 days/week is offered in addition to the Orange Pro contract for 15 euros including tax/month.

For artisans, merchants, professionals, independent works, business entrepreneurs (those holding a Siren number), the professional option offers, for 15 euros including tax/month, unlimited calls to fixed-line phones from 8:00 a.m. to 6:00 p.m. 7 days a week, including professional services (dedicated customer service open 24/7, after-sales service 24hrs/24 months, annual consulting report, a backup SIM card, the PC Card at 1 euro to connect everywhere with a portable PC).

Finally, Orange offers solutions to allow receiving emails on mobiles (Orange Black Berry), or solutions to work while traveling via a portable PC with the “Internet Everywhere” offer. This offer gives Internet access, and integrates the GPRS, EDGE, Wi-Fi, 3G and 3G+ technologies. The “Internet Everywhere” access offers are available starting at 24 euros including tax/month (3 hr plan).

Offers without commitment

Orange proposes two categories of offers without commitment, billed by second from the first second:

-

The mobicarte is based on the “no bill – no subscription” principle. This offer gives access to all the handsets of the Orange line. The reload choice is the largest in the market, with 8 offers ranging from 5 euros to 100 euros, and up to 50 euros in bonuses offered. In 2005, the mobicarte offer was expanded with options for less expensive calling (unlimited weekends, unlimited evenings, unlimited days). Since November 2005, mobicarte customers have been able to access 3G and video.

-

Orange initial is the simplest access to mobile telephony, without reloading. This plan offers a subscription for calling and being called for 7 euros/month and a single rate of 0.45 euros/minute for all calls to fixed-line and mobile telephones.

The Orange multimedia offer: Orange World

The Orange World portal offers a multitude of rich and diversified content. This portal offers access to more than 50 live television channels, 700,000 music titles, 3000 videos, over 200 games, Orange League 1, and the Top 14 in video. At the same time, Orange is developing exclusive partnerships to offer its customers pre-premiere content, for example for the release of the film “Arthur and the Minimoys”.

In June 2006, Orange World launched new, unlimited multimedia options, offering simple themes (TV, Surf, Sports, Music). Orange proposes a line of 7 unlimited theme options (from 6 to 12 euros) and 3 Internet options billed by data volumes transmitted, along with a large selection of handsets.

The introduction of the 3G+ in November 2006 allowed an offer of high definition TV for unlimited viewing on mobile handsets.

As of December 31, 2006, Orange had 1.6 million customers with a multimedia option and over 4 million active customers on the Orange World portal. In December 2006, they made 6.2 million TV/video connections.

Orange Business Solutions

The objective of Orange France is to assist all businesses every day (very small businesses, small and medium sized enterprises (SMEs), major corporations or multinationals) by assisting them with mobile and convergent solutions to boost their efficiency and competitiveness. Thus, Orange France offers these customers:

■	An extended line of voice solutions:

-	convergent solutions: Unik for business, fixed and mobile contracts for very small businesses, SMEs, Business Talk pack and Premium for mid-sized and large corporations;

-	solutions to optimize fleet management and control costs for very small businesses, SMEs (Optima Mobile Shared Plan), and for medium and large corporations (Real Time Plan);

-	rate solutions including unlimited (small and medium business performance, internal unlimited, Duo unlimited);

-	value-added services such as the mobile virtual private network offer (Business Talk Mobile) and a unified fixed/mobile VPN offer (Business Talk).

■

Mobile data solutions to receive emails on mobile phones and PDAs (Orange Black Berry, Orange Mail solutions), or solutions to work while traveling via a portable PC with the “Business Everywhere” offer. This offer allows access to messages, company data, the Intranet, business applications and the Internet, and integrates the GPRS, EDGE, 3G and Wi-Fi and 3G+ technologies.

■	Machine-to-machine services.

■	After sales service dedicated to businesses.

■	A line of selected terminals.

■	On line services to place orders (online boutique) and to manage a fleet and mobile usage (Customer Mobile Space).

Portability

Since June 2003, mobile number portability has enabled more than one million French consumers to change mobile operators without having to change their mobile telephone number. In May 2007, the conditions governing mobile number portability became much simpler and much faster: the customer opts for a transfer within 10 days or on a subsequent date of his/her choice, and Orange reduces the period of notice of termination for its customers from 45 days on average to 10 days. For reasons of simplicity and equality, this new period of notice will apply to all customers wishing to terminate their contracts, whether or not they wish to opt for mobile number portability.

4.3.2.2.2    Convergence offers

Unik, the first convergence offer for consumers, was launched October 5, 2006. Unik is a mobile phone that connects to Livebox for unlimited calls to fixed-line phones and all Orange mobile phones from home, with a single number, a single directory, and automatic network change when the customer leaves home, without call cut-off.

The “mon PC à distance” services introduced on November 16, 2006 gives access to multimedia content (music, photos, emails, Office documents, videos stored on PC) from the customer’s PC by connecting to the Orange World mobile portal.

“Net et Mobile”, launched on December 1, is the first mobile access and Internet convergent offer without subscription to a traditional telephone line. This is one option in the Orange mobile contract that includes broadband Internet access, including ADSL line, television at home and on mobile and unlimited calls from the mobile phone.

4.3.2.2.3    Sales, distribution and customer service

In metropolitan France, Orange France sells its products and services through a full range of retail circuits:

-	the France Telecom retail network, which had 709 points of sale as of December 31, 2006 (700 at December 31, 2005 and 658 at December 31, 2004);

-	supermarkets and superstores;

-	about 1,000 independent distributors.

Orange France has also developed its own network of points of sale: 169 “Mobistore” stores were open as of December 31, 2006 (175 at December 31, 2005 and 150 at December 31, 2004).

The offers for Businesses are sold by specialized networks: 5 Major Account Agencies, 11 France Telecom Business Agencies, and independent distributors.

Mobicarte reloads are available primarily from retailers, particularly in tobacco shops and in France Telecom points of sale.

About 6,000 advisors are available to serve Orange customers in France 7 days a week. These specialists are located in the customer centers of the France Telecom group (Orange France and France Telecom), and at outside service providers. Customer service is also available in the France Telecom points of sale and the Mobistore stores. Finally, subscribers may access certain customer service features via the Orange World portal or the Orange voice servers. They can check information concerning their bill, change their rate plan or select a new one.

4.3.2.3    United Kingdom

The table below indicates the principal features of the mobile telephony market in the United Kingdom and the activities of Orange UK.

	At December 31

	2006	2005	2004
Market penetration rate in the United Kingdom (%) (1)	116	110.6	101.1
Total number of users in the United Kingdom (millions) (1)	70.3	66.0	60.4
Contract customers (millions) (1)	NA	21.2	19.9
Prepaid customers (millions) (1)	NA	44.8	40.3
Active customers of Orange UK (millions) (2)	15.3	14.9	14.2
Contract customers (millions) (2)	5.0	5.0	4.7
Prepaid customers (millions) (2)	10.4	9.9	9.5
Market share of Orange UK (%) (1)	21.8	22.1	23.55
Orange UK network coverage (as % of the population) (2)	99.4	99.4	99.4
(1)	Source: Informa Telecoms & Media
(2)	Source: Orange UK.

In terms of number of users as of December 31, 2006, the United Kingdom was the third largest mobile telephony market in Western Europe after Germany and Italy.

The number of mobile telephone users in the United Kingdom represented approximately 116% of the population of the United Kingdom (110.6% at December 31, 2005 and 101.1% as of December 31, 2004).

As of December 31, 2006, Orange UK had approximately 15.3 million active customers (14.9 million at December 31, 2005 and 14.2 million as of December 31, 2004) (source: Orange UK) with a market share estimated at about 21.8% of active customers in the United Kingdom (22.1% at December 31, 2005 and 23.55% at December 31, 2004) (source: Informa Telecoms & Media).

Orange UK owns one of the most extensive mobile networks in the United Kingdom. As of December 31, 2006, its network covered, based on its own estimates, about 99.4% of the population (99.4% at December 31, 2005 and at December 31, 2004).

4.3.2.3.1    GSM and UMTS licenses

A GSM license was awarded to Orange UK in February 1994 and remains in effect on the basis of an annual renewal. Moreover, Orange UK holds one of the five UMTS licenses for twenty years awarded in 2000 for a cost of approximately 6.6 billion euros (see Section 4.7.3.3. “Frequencies”).

Orange UK’s third-generation network was officially opened in July 2004 with the launch of the “Mobile Office Card” PC card for businesses. In December 2004, Orange opened the third generation to all users.

4.3.2.3.2    Orange UK offers

Orange UK offers two kind of plans for consumer and special plans for businesses under the name “Orange Business Services”.

Consumers

Monthly contracts

Orange has introduced four new plans in order to simplify its offer. Each plan is design to fit the different type of lifestyles customers lead. “Dolphin” is intended for heavy text message users, with an option for unlimited text transmission for 35 pounds sterling per month under an 18-month contract. “Racoon” is primarily geared to users who call fixed lines, with an option for unlimited calls to fixed lines for 30 pounds sterling per month under an 18-month contract. “Canary” is targeted primarily at users who make calls in the evening and on weekends, with an unlimited call option on evenings and weekends for 40 pounds sterling per month under an 18-month contract. Finally, “Panther” is the broadest rate plan designed for heavy users, which includes for 75 pounds sterling per month the transmission of text messages and unlimited mobile Internet navigation, voice mail, a dedicated customer service, mobile insurance and a package of 1,500 minutes of communications.

Orange believes that it continues to offer an excellent quality/price ratio in the United Kingdom and has, as a result, developed “Orange Value Promise”, thanks to which Orange is able to offer a large selection of rate plans than any other competing network. If a customer or potential customer of Orange UK thinks that a contract being offered by a different United Kingdom operator would suit him better than one of Orange UK’s offers, Orange UK undertakes to provide him with an equivalent service on the Orange UK network and to bill this customer essentially the same as its competitors. “Orange Value Promise” offers the equivalent of a selection of non-promotional rates to customers subscribing to a monthly service contract with an O2, Vodafone or T-Mobile retailer.

Customers to subscribe to a monthly service plan may, in principle, terminate their contract with one-month advance notice, subject to a minimum initial term which is generally eighteen months.

“Pay as you go” offers without commitment

The Orange “Pay as you go” offers allow customers to purchase a phone and call time when they need it, depending on the quantity they want. This offer currently includes no fixed fees, the “reloads” have no expiration date, and there is no minimum commitment period. Customers have several quick methods to reload their account: reloads, credit cards, cash payment or payment with a “Swipe” card at a point of sale, or the use of some automated teller machines.

The “Any Time Fixed Rates” offers are based on a price structure set by call with bonus time for communication or transmission of text messages based on the amount of the reload.

The “Free Text Top-Up” offers combine a fixed price per call with text message bonuses granted for the month following the phone reload. The number of free text messages increases with the amount of the reload, with 300 messages for 10 pounds sterling and 1,000 for 30 pounds sterling. The rates are fixed regardless of the time or day of the call.

These offers are completed by the Orange “Extras”, which offer customers the possibility of purchasing, text, voice or access to Orange World at a reduced price. The Orange “Extras” must be used within a certain time (one day, one week, a weekend, one months, etc) from the date of purchase, but there is no time commitment for any of the “Pay as you go” plans.

Orange Business Services

“Orange Business Solutions” was renamed “Orange Business Services” in June 2006 and is a fully integrated entity that can meet the mobile and fixed-line communication needs of medium and large companies and government agencies.

“Orange Business Services”, which is responsible for the complete management of its customers, offers a broad portfolio specific of products and services for businesses, including a flexible line of options for voice, Orange business messaging, and a full series of other innovative wireless services. Orange also meets the needs of small companies by offering voice and data transmission services designed to facilitate work “on the road”.

The “Orange Business Services” offer currently consists of two main rate plans: “Business Plus “ and “Business Advance”.

“Business Advance” is designed to provide a simple alternative to the complexity of mobile rates, ensuring better budget control, greater transparency, and better cost projections. With a single monthly payment, customers can decide how to use the paid amount as text messages, data communication, national or international calls, or roaming. Consumers are thus not forced to commit to specific amounts for voice or data communications. Calls to toll-free numbers are included in their monthly rate and they pay for calls exceeding the plan at the plan rate. “Business Advance” has been designed as a complement to “Business plus”, as an advantageous offer for customers who use data transmissions, voice communication and international services.

“Business plus” is a plan designed primarily for customers who use voice communications and national services.

Orange World

Orange UK offers its customers mobile Internet access and content from the Orange World portal. Orange World is a customized, continuously updated portal, which offers access to the best mobile Internet sites and content. Orange World facilitates the content sharing created by users with flagship services such as “Buff or Rough” (photo sharing) and “Chat”. The content includes: entertainment and news services from Sky, BBC and many other media; “streaming” from more than thirty television channels through Orange TV; films like “Superman returns”; music and ringtone downloads from Warner Music, EMI, Sony/BMG, Universal Music, and Ministry of Sound; console-type games like “Sonic the Hedgehog” and “Deal or No Deal”; sports info including privileged access to the locker rooms of several soccer clubs; and practical applications including “Traffic TV” and “Photography”. This last service allows users to store high-quality photos from their mobile in an online album.

As of December 31, 2006, Orange World had approximately 3.1 million active customers (compared with 2.8 million at December 31, 2005).

4.3.2.3.3    Convergence

In June 2006, Wanadoo UK moved under the Orange brand and is now under the same operational management as mobile telephony.

This change was followed in September with the launch of the “Unique” telephone, a new convergent product that combines fixed and mobile line in a single telephone with a single number, a single directory, a single voice mailbox, and a single bill. When it is used at home, the mobile connects through Wi-Fi to the Livebox and calls are transmitted over the Internet, providing expanded coverage at home. Outside the home, the “Unique” telephone becomes a standard mobile phone and all calls are transmitted via the mobile network.

4.3.2.3.4    Sales, distribution and customer service

Orange UK sells its products and services in the United Kingdom through a full range of distribution circuits:

-	the Orange UK stores, which sell only Orange and France Telecom products. In 2006, the number of stores rose to 323, up from 291 in 2005 and 264 in 2004;

-	non-specialty retailers, who continue to generate a significant percentage of new Orange customers

-

specialized distributors and retailers, who offer the different Orange UK services and Orange “Pay as you go” cards, as well as products and services. In 2006, about 194 of these points of sale offered Orange UK services and products.

A specialized sales team under the responsibility of Orange UK Business Services is dedicated to the acquisition and retention of business customers.

Customers can also obtain Orange products and services and purchase accessories at the Orange UK website: www.orange.co.uk.

4.3.2.4    Spain

The table below presents the principal characteristics of the mobile telephony market in Spain and the mobile activities of France Telecom España, which operates under the Orange brand and is referred to below as Orange.

	At December 31

	2006	2005	2004
Market penetration rate in Spain (%) (1)	103.8	96.8	89.4
Total number of users in Spain (millions) (1)	46.4	42.7	38.6
Contract customers (millions) (1)	25.4	22.0	18.6
Prepaid customers (millions) (1)	21.0	20.7	20.0
Orange active customers (millions) (2)	11.1	10.3	9.3
Contract customers (millions) (2)	5.4	5.0	4.3
Prepaid customers (millions) (2)	5.7	5.3	5.0
Orange market share (%) (1)	23.9	24.1	24.0
Orange network coverage (% of the population) (2)	98.8	98.8	98.5
(1)	Source: Spanish regulatory authority (CMT)
(2)	Source: Orange

Orange is one of three mobile telephony operators in Spain, along with Telefónica Móviles (Movistar) and Vodafone. At the end of 2006, other operators entered the Spanish market, including the 3G mobile operator “Yoigo” and the MVNOs “The Phone House”, “Carrefour Mobile” and “Euskaltel”.

“Euskaltel”, a fixed-line and Internet alternative operator in the Basque country, which had signed an exclusive distribution agreement with Amena, decided at the end of 2006 not to renew it and to enter into an MVNO contract with Vodafone.

As of December 31, 2006, Orange ranked third in this market with 11.1 million subscribers (10.3 million at December 31, 2005, 9.3 million at December 31, 2004) (Source: Orange) and a market share of 23.9% (24.1% at December 31, 2005 and 24.0% at December 31, 2004) (Source: Orange and CMT).

At year-end 2006, Orange covered nearly 99% of the Spanish population with the 2G network and nearly 72% for the 3G and, in 2006, signed an agreement to share network infrastructures with Vodafone.

Convergence in 2006 was a high priority, resulting in the merger of the mobile, fixed-line and broadband businesses under the Orange brand, and in the launch of new services, such as “Unico”, “Business Everywhere”, and “Family talk”.

GSM and UMTS licenses

Orange (previously “Amena”) obtained the third GSM license in June 1998 and launched its commercial activity in January 1999, thus ending a duopoly in mobile telephony, held until that date by Telefónica and Vodafone.

Four UMTS licenses were awarded in March 2000, through competitive bidding, to Amena, Telefónica Móviles España, Vodafone, and Xfera. UMTS was effectively launched on the Spanish market in 2004. Yoigo, the successor to Xfera, and the fourth operator to win a UMTS license launched its activity in December 2006.

Orange offers

Residential market

Prepaid offers

For its customers who choose pre-paid plans, Orange offers a broad range of rates (“Tarjetas”), which are targeted on the basis of the different needs of the market (same rate over 24 hours, peak/off-peak hour rate, special rates for immigrant residents, etc).

Customers can also enjoy special rates for frequently called numbers by designating, for example, an Orange number that will be billed at only 3 euro cents per minute, or by subscribing to new offers launched at the time the Orange brand was adopted: “Disfruta tu fin de semana” (attractive weekend rates) and “Disfruta tu momento” (attractive rates during a two-hour period selected by the user).

A number of possibilities are available to reload the prepaid card, by combining the traditional “scratch” cards, automatic bank distributors and call centers.

Contract offers

The contract plans offer the customer lower prices once a minimum monthly usage is reached. Special rates are offered, for example, for off-peak hours or for the youngest customers.

As with the pre-paid plans, the customer can enjoy lower rates for the most frequently called numbers, choose an Orange customer and be billed at only 3 euro cents a minute, or choose other options.

Continuing its efforts at innovation in order to anticipate customer needs, in 2006 Orange launched the first contract rate in Spain with “Tarifa Plana de Orange”, which allows the customer to call all national fixed lines or mobile destinations from 6:00 at night to 8:00 in the morning for a pre-paid or post-paid monthly rate, as well as the first convergent service that offers economical rates for calls between Orange fixed lines and mobile phones. Orange recently launched the “Unico de Orange” plan which offers customers economical rates on their mobile phones when they use them at home with their ADSL access.

The offer for this market is based on the optimization of both useful and entertainment services, and on a reduction in the total number of services; the goal is to give customers a better understanding of the services available. Thus, the offer is designed to ensure user-friendliness and transparency, and to allow customers to easily try the various services offered. The portfolio of Orange data services includes SMS, MMS, WAP, news alerts via SMS and MMS, and other services including chat, tunes and images, video calls, television, email video games and music, and Internet access.

For residential customers, a complete customer loyalty program has been set up for renewal of handsets (“Renove sin puntos”), with significant discounts on market prices.

Professional market

For the professional market, Orange adapts its offer to different needs, uses, types of calls, number of lines and other characteristics of businesses.

Custom solutions have been specifically developed for different sectors (real estate, transport) and are offered in partnership with other companies (software designers and others).

In data services, email receipt is the most frequently requested service. For this purpose, a full line of handsets and technical solutions is available to meet individual customer needs. The other data services completing the portfolio are news services, video calls, Internet or Intranet access.

Orange offers solutions to businesses to meet their needs, independently of the technology and with full transparency including, for example, “Números plus Empresa” (economical rates for calls between the fixed-line and mobile lines of the same customer).

4.3.2.5    Poland

The table below shows the principal features of the mobile telephony market in Poland and the activities of PTK Centertel, the mobile subsidiary of TP Group, which is wholly owned by TP S.A.

	At December 31

	2006	2005	2004
Market penetration rate in Poland (%) (1)	94.8	76.6	60
Total number of users in Poland (millions) (1)	36.5	29.2	23.1
Active customers of PTK Centertel (millions) (2)	12.5	9.9	7.4
Contract customers (millions) (2)	4.8	4.0	3.2
Prepaid customers (millions) (2)	7.7	5.9	4.2
Market share of PTK Centertel (%) (1)	34.3	34.0	32
Coverage of the PTK Centertel network (as a % of the population) (2)	99.4	99.4	99.35
(1)	Source : Informa Telecom & Media
(2)	Source : PTK Centertel.

The Polish mobile telephony market has been growing rapidly in recent years. At the end of 2006, the penetration rate was 96.5% and subscribers totaled 36.8 million (Source: PTK Centertel). At year-end 2006, the market share of PTK Centertel, which has operated since 2005 under the Orange brand, was approximately 34.0%.

Licenses and brand

PTK obtained four licenses to supply telecommunication services: one 15-year license (expiring in August 2012) to operate a GSM1800 digital networks, a 25-year license (expiring in December 2016) to operate an NMT 450i analog network, and a 15-year license (expiring in July 2014) to provide GSM900 services, as well as a UMTS license obtained in December 2000 for 650 million euros, 260 million of which had been paid, with the balance scheduled in 18 payments beginning in 2005. This license expires in January 2023. Under the general conditions of the UMTS license, PTK is required to provide by the end of 2007 minimum coverage of 20% of the population through the UMTS services. PTK commercially launched the UMTS services in November 2005. The UMTS coverage serves five major metropolitan areas, including Warsaw, and will be systematically extended. The UMTS services are available both for residential customers and business customers. For more information, see Section 4.7.4.3 “Numbering and frequencies”.

In April 2005, PTK and Orange Brand Services Ltd signed a brand licensing agreement, under which PTK acquired the rights to operate under the Orange brand. PTK launched the Orange global brand in September 2005. Pursuant to this agreement, PTK pays a fee of 1.6% of its operating revenues for full use of the Orange brand and the benefit of agreements on roaming and interconnection, technology, terminal signatures, and Orange support services.

PTK Centertel products

Currently, PTK Centertel offers two prepaid offers (“POP” and “Orange Go”) throughout Poland, which are targeted at two different customer segments, and three subscription plans (“Twój Plan”, “Twój Mix” and “Orange Premium”) for residential customers. Each of these offers allows customers to choose among services based more on cost control or service flexibility in order to adapt better to the needs of each customer.

An innovative offer known as “Zetafon” was introduced in 2006. It allows customers to purchase a handset at a lower price as part of the “Orange Go” and “POP” offers, provided that they reload their account monthly. This offer has been well received by the market.

In 2006, PTK Centertel developed initiatives to encourage customers to migrate to subscription plans and increase their loyalty. And, finally, a plan named “Orange dla Firm” is targeted for businesses.

On all its networks, PTK Centertel offers several dozen leading edge mobile services, which include: video calls on the 3G network, the interactive Orange voice mailbox, bundled voice and SMS plans, data and fax transmissions, Internet access (“Orange World”, “MultiBox”, “HotSpots”, “W-LAN”), high-speed data transmissions on GPRS, EDGE and UMTS (with two maximum speed options: “Business Everywhere” and “Your Internet”), MMS, premium SMS services, mobile banking services, news and local services, intelligent network services, location services (“What/Where/Which Way”, “Orange Navigator”, “Where Are You”, “Where Are They”), customer loyalty programs (“Profit”, “ProPosal”), and roaming services.

The Orange offer is available in several thousand retail stores throughout Poland.

4.3.2.6    Rest of the world

4.3.2.6.1    Belgium

The table below provides the principal characteristics of the mobile telecommunications market in Belgium and the Mobistar activities.

	At December 31

	2006	2005	2004
Penetration rate in Belgium (%) (1)	91.4	85.9	82.5
Total number of users in Belgium (millions) (1)	9.5	8.8	8.5
Active customers of Mobistar (millions) (2)	3.1	2.9	2.8
Mobistar market share (%) (1)	33.2	33.25	33.5
Mobistar revenues (millions of euros)	1,549	1,453	1,344
Coverage of the Mobistar network (as a % of the population) (2)	99.6	99.0	99.0
(1)	Source: Informa Telecoms & Media
(2)	Information provided by Mobistar.

Orange is present in Belgium through Mobistar. The Mobistar company was formed and obtained its GSM900 license in 1995 and launched its services in August 1996. As of December 31, 2006, Orange held 50.17% of the share capital of Mobistar. The balance is held by the public following the public offering of Mobistar stock in October 1998 on Euronext Brussels.

Mobistar was the second operator to enter the Belgian market and held the second largest marketing share as of December 31, 2006 (Source: Informa Telecoms & Media).

Mobistar currently offers a broad range of both fixed-line and mobile solutions to meet all the needs of the various market segments, from residential customers to major corporations. In the home market, Mobistar offers a combination of prepaid cards (Tempo Essential and Tempo Music) and subscriptions. The new “BestDeal” contract offer launched in February 2006, at a price of 5 euros and without contract commitment, has been the most successful, representing more than half the new residential subscribers acquired in 2006. In addition to its mobile offers, Mobistar has also offered its customers ADSL broadband solutions since October 2005.

For the business market, an entire line of solutions that integrates both fixed and mobile lines is targeted for SOHO (“Small Office Home Office”), comprising small and medium businesses and large corporations.

Mobistar distributes its services through retail outlets and in more than 140 specialized stores.

In 1998, Mobistar received fixed-line telephony licenses and infrastructure licenses and can, therefore, offer indirect access telephony service to consumers and small and medium businesses. Mobistar also provides fixed-line telephony services, data transmission, and mobile telecommunications services to businesses.

In March 2001, Mobistar obtained a 20-year UMTS license from the Belgian Government for an auction bid of 150 million euros. Mobistar fulfilled its initial commitments by introducing the technology in Belgium in September 2003. This first step was approved by the regulator. The terms of the license stipulate that it may be withdrawn from the licensee and penalties could be applied if it does not meet its obligations. The second obligation set for Mobistar for the UMTS launch was the deployment before January 1, 2007 of a network covering 40% of the population, which has been achieved.

4.3.2.6.2    Netherlands

The table below shows the principal features of the mobile telecommunications market in the Netherlands and the activities of Orange Nederland N.V.

	At December 31

	2006	2005	2004
Penetration rate in the Netherlands (as %) (1)	96.1	102.1	93.7
Total number of users in the Netherlands (millions) (1)	15.9	16.3	15.0
Active customers of Orange Nederland N.V. (millions) (2)	2.0	2.0	1.7
Market share of Orange Nederland N.V. (as %) (1)	12.9	12.1	11.3
Revenues of Orange Nederland N.V. (millions of euros)	621	635	592
Coverage of the Orange Nederland N.V. network (as a % of the population) (2)	99.9	99.9	99.9
(1)	Source: Informa Telecoms & Media.
(2)	Source: Orange Nederland N.V.

Orange provides mobile services in the Netherlands through Orange Nederland N.V., its wholly-owned subsidiary. Formed in 1997, Orange Nederland N.V. won a GSM 1800 license in February 1998 and launched its operation in January 1999. In March 2003, Orange Nederland N.V. changed its name (abandoning Dutchtone N.V.) and now operates under the Orange brand. As of December 31, 2006, Orange Nederland N.V. covered, by its own estimates, 99.9% of the Dutch population, with a market share of 12.9% and approximately 2.0 million active customers (source: Informa Telecoms & Media).

At December 31, 2006, Orange Nederland N.V. was one of the four major operators in the competitive mobile telephony market in the Netherlands. Orange Nederland N.V. expanded its business with the commercial launch of UMTS, the “Orange Unique” handset (a convergent fixed-mobile offer from the Group), “Orange Music”, Orange handsets, backed by the strength of the Orange brand and the attention paid to customer services. Orange Nederland has also developed by hosting on its network several known MVNOs such as UPC, Scarlet and Rabo Mobiel. Finally, Orange Nederland N.V. has diversified its activity in order to increase its revenues substantially through the sale of transit traffic to the other operators in the Netherlands.

Orange Nederland N.V. owns 63 stores, including a flagship brand megastore, and operates two sale portals on the Internet.

In July 2000, Orange Nederland N.V. received one of the five UMTS licenses auctioned at a cost of 436 million euros. This license expires on December 31, 2016. It is for two 10 MHz spectra and one 5 MHz spectrum. The terms of the license stipulate that Orange Nederland N.V. must, among other obligations, cover Dutch cities with more than 25,000 inhabitants before early 2007 and that the license could be pulled if the licensee does not meet this obligation. As of March 31, 2007, the control for this obligation had not yet been completed, but it is likely that failure to meet it would result in a simple fine.

4.3.2.6.3    Romania

The table below shows the principal features of the mobile telecommunications market in Romania and the activities of Orange Romania.

	At December 31

	2006	2005	2004
Penetration rate in Romania (in %) (1)	78.5	59	45
Total number of users in Romania (millions) (1)	17.5	13.2	10.3
Registered customers of Orange Romania (millions) (2)	8.0	6.8	4.9
Market share of Orange Romania (in %) (1)	46.0	51.6	48.3
Revenues of Orange Romania (millions of euros)	1,082	870	624
Coverage of the Orange Romania network (as % of the population) (2)	96.8	96.6	96.5
(1)	Source: Informa Telecoms & Media.
(2)	Source: Orange Romania.

Orange provides mobile services in Romania through its subsidiary Orange Romania. Orange Romania was formed and obtained a 15-year GSM900 license in 1996. As of December 31, 2006, Orange Romania estimated that it covers approximately 96.8% of the Romanian population and holds the leading market share in the country with about 8 million active customers, ahead of Vodafone. Orange holds 96.82% of the share capital of Orange Romania, and the balance is held by minority shareholders.

In July 2006, the Romanian regulatory authority required an 11.3% reduction in the interconnection rates of Orange Romania and Vodafone as of September 2006.

Orange Romania was the third mobile operator to enter the Romanian market and believes that it currently ranks first in this market.

Following a bid tender launched in August 2004, 15-year UMTS licenses were awarded to Orange Romania and Vodafone Romania (ex. Mobifon) in November 2004. A minimum coverage is required for Bucharest and ten major cities in 2011. The cost of the license was 35 million US dollars and an annual fee which amounted to 1.2 million euros in 2006.

4.3.2.6.4    Slovakia

The table below summarizes the principal features of the mobile telecommunications market in Slovakia and the activities of Orange Slovensko.

	At December 31

	2006	2005	2004
Penetration rate in Slovakia (as %) (1)	89.9	82.0	78.2
Total number of users in Slovakia (millions) (1)	4.9	4.4	4.3
Active customers of Orange Slovensko (millions) (2)	2.7	2.5	2.4
Market share of Orange Slovensko (as a %) (1)	55.0	56.2	55.3
Revenues of Orange Slovensko (millions of euros)	643	556	480
Coverage of the Orange Slovensko network (as % of the population) (2)	99.3	99.3	99
(1)	Source: Informa Telecoms & Media.
(2)	Source: Orange Slovensko.

Orange provides mobile services in Slovakia through its wholly-owned subsidiary Orange Slovensko. Orange Slovensko was incorporated in 1996 and obtained its GSM900 license the same year. In August 2001, the license of Orange Slovensko was extended to GSM1800. As of December 31, 2006, Orange Slovensko estimated that its network covered 99.3% of the Slovak population and that it held the largest market share (55%) in the country with approximately 2.7 million active customers.

In addition, Orange Slovensko was awarded a UMTS license in June 2002 for about 1.5 million Slovak crowns (approximately 35 million euros) and an annual royalty of 0.08% of the revenues generated by the license. The UMTS license was granted for twenty years from the date of award.

4.3.2.6.5    Switzerland

The table below shows the principal characteristics of the mobile telecommunications market in Switzerland and the activities of Orange Communications S.A.

	At December 31

	2006	2005	2004
Penetration rate in Switzerland (as %) (1)	98.3	95.5	87.7
Total number of users in Switzerland (millions) (1)	7.4	6.9	6.2
Active customers of Orange Communications S.A. (millions) (2)	1.4	1.2	1.1
Market share of Orange Communications S.A. (%) (1)	18.6	18.2	18.2
Revenues of Orange Communications S.A. (millions of euros)	867	876	834
Coverage of the Orange Communications S.A. network (as %) (2)	99.3	99.3	98.7
(1)	Source: Informa Telecoms & Media
(2)	Source: Orange Communications SA.

Orange is present in Switzerland through its wholly-owned subsidiary Orange Communications S.A. At December 31, 2006, Orange Communications S.A. held a market share of approximately 18.6% with 1.4 million active customers and estimated that its network covered 99.3% of the Swiss population.

Orange Communications S.A. was the third operator to enter the Swiss market and, as of December 31, 2006, was the second in terms of market share (Source: Informa Telecoms & Media).

In December 2000, Orange Communications S.A. was awarded a UMTS license for 15 years at a cost of 55 million Swiss francs, i.e. approximately 35 million euros.

4.3.2.6.6    Moldova

The table below shows the principal characteristics of the mobile telecommunications market in Moldova and the activities of Voxtel:

	At December 31

	2006	2005	2004
Penetration rate in Moldova (in %) (1)	31.9	26.6	19.0
Total number of users in Moldova (millions) (1)	1.4	1.2	0.8
Voxtel customers (millions) (2)	0.9	0.7	0.5
Voxtel market share (in %) (1)	61.3	57.6	54.4
Coverage of the Voxtel network (in %) (2)	97.0	87.4	84.4
(1)	Source: Informa Telecoms & Media.
(2)	Source: Voxtel.

Orange is present in Moldova through its subsidiary Voxtel, a 61% subsidiary controlled by the France Telecom group. Voxtel was formed in 1998 and obtained its license the same year. In 2003, the license was extended to GSM1800 MHz.

In May 2006, Voxtel signed a brand agreement with Orange, which will lead to the adoption of the Orange brand by Voxtel.

In 2006, the Moldovian regulatory authority awarded a first CDMA license and a third GSM license.

4.3.2.6.7    Other controlled mobile operations outside Europe

Egypt: Orange holds 71.25% of MobilNil (MobiNil Telecommunication S.A.E.), which holds 51% of Egyptian Company for Mobile Services (“ECMS”), the operational company that carries out its operations under the MobiNil brand. The remaining 28.75% of MobilNil is held by the Egyptian group Orascom Telecom, which also directly holds 17.88% of ECMS, of which the shares are listed on the Cairo and Alexandria stock markets.

ECMS was formed in 1998 and was awarded its GSM900 license the same year. As of December 31, 2006, according to its estimates, the ECMS network covered about 99% of the Egyptian population, compared with 94% at December 31, 2005 and 91% at December 31, 2004. ECMS estimates that it held a market share of about 51.5% as of December 31, 2006 (about 55.1% at December 31, 2005 and 53.75% at December 31, 2004), with approximately 9.3 million active customers as of December 31, 2006 (6.7 million active customers at December 31, 2005 and 4.0 million active customers at December 31, 2004), representing 6.6 million active customers for the Orange share (4.8 million active customers at December 31, 2005 and 2.9 million active customers at December 31, 2004). ECMS believes it is the leader in its market. (Sources: NTRA for 2006, Informa Telecoms & Media for 2004 and 2005).

Botswana: Orange holds a 51% stake in Orange Botswana, which launched its GSM900 network in June 1998 under the Vista Cellular name. Since March 2003, Orange Botswana has operated under the “Orange” brand. Orange Botswana had approximately 436,000 active customers at December 31, 2006 (244,000 active customers as of December 31, 2005 and 194,000 active customers at December 31, 2004) and ranked second in market share between the two operators present in this market (second in 2005 and 2004 ). (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Orange Bostwana).

Cameroon: The France Telecom group holds 99.5% of the share capital of Orange Cameroon, which launched its GSM900 service in January 2000 under the Mobilis name. Since June 2002, Orange Cameroon has been operating under the “Orange” brand. Orange Cameroon had approximately 1,353,000 active customers as of December 31, 2006 (943,000 active customers at December 31, 2005 and 748,000 active customers at December 31, 2004). Orange Cameroon ranked second in market share between the two operators in this market (second in 2005 and 2004). (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Orange Cameroon).

Ivory Coast: Orange holds an 85% stake in Orange Côte d’Ivoire, which began operating its GSM900 network in 1996 under the Ivoiris brand. Since January 2002, Orange Côte d’Ivoire has been operating under a GSM900/1800 license. Since May 2002, Orange Côte d’Ivoire has been operating in Ivory Coast under the “Orange” brand. As of December 31, 2006, Orange Côte d’Ivoire had approximately 1.7 millions active customers (1.3 million active customers as of December 31, 2005 and 844,000 active customers at December 31, 2004) and ranked first in market share among the three operators in this market (first in 2005 and 2004) (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Orange Ivory Coast). The risk in Orange’s business in Ivory Coast is affected by the events in the country (see Item 3. “Key Information – 3.3 Risk factors”). The regulatory authority announced the award of two new mobile licenses in 2006, one of which should be commercially available in 2007.

Madagascar: Orange holds 60.8% of Telsea, which holds 65.9% of Orange Madagascar (formerly Société Malgache de Mobiles), which launched its GSM900 network in March 1998 under the name Antaris. Since June 2003, Orange Madagascar has operated under the “Orange” brand. Orange Madagascar had approximately 644,000 active customers at December 31, 2006 (279,000 active customers at December 31, 2005 and 169,000 active customers at December 31, 2004). Orange Madagascar ranked first in market share between the two operators present in this market (first in 2005 and in 2004). (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Orange Madagascar).

Dominican Republic: Orange holds 100% of Orange Dominicana, which launched its GSM900 network in November 2000 under the “Orange” brand. Minority interests, representing 14% of the share capital, were purchased in September 2005. As of December 31, 2006, Orange Dominicana estimated that it had about 1,513,000 active customers (950,000 active customers at December 31, 2005 and 704,000 active customers at December 31, 2004) and ranked second in market share as of December 31, 2006 among the five operators present in this market (second at December 31, 2005 and December 31, 2004). (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Orange Dominicana for 2006).

Senegal: Sonatel Mobiles SA, a wholly-owned subsidiary of Sonatel SA, in which France Telecom owns 42.3%, carries out its activities under the Alizé brand. Sonatel Mobiles SA was founded in 1999, assuming a GSM license awarded to Sonatel SA in 1996. As of December 31, 2006, according to estimates by Sonatel Mobiles SA, its network covered approximately 84% of the inhabited surface area in Senegal. As of December 31, 2006 Sonatel Mobiles SA estimated a market share of about 70% (about 58.8% at December 31, 2005 and about 69.6% at December 31, 2004), with approximately 2,087,000 customers at December 31, 2006 (982,000 customers at December 31, 2005 and about 780,000 customers as of December 31, 2004). (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Sonatel). Sonatel Mobiles has operated under the Orange brand since November 2006.

The competition is the Sentel company, a subsidiary of the Millicom International group.

Mali: Ikatel SA, a 70.2% subsidiary of Sonatel SA, operates under the Ikatel brand. Ikatel SA launched its commercial operations in 2003 after receiving a license from the Mali government in 2002 for fixed-line, mobile and Internet operations. At December 31, 2006, Ikatel SA estimated a market share for its mobile activities of about 80% (about 71.3% at December 31, 2005 and about 83.2% at December 31, 2004), with approximately 1,165,000 customers at December 31, 2006 (about 561,000 customers at December 31, 2005 and 336,000 customers at December 31, 2004). (Source: Informa Telecoms & Media for 2004 and 2005. Data provided by Ikatel for 2006). Ikatel has operated under the Orange brand since November 2006.

Jordan: In 2000, MobileCom (Petra Jordanian Mobile Telecommunications Co.), a wholly-owned subsidiary of the operator Jordan Telecom, which is itself 51% held by France Telecom, was the second GSM operator to enter the mobile telephony market in Jordan, after five years of exclusivity held by Fastlink (owned by MTC). MobileCom introduced the GRPS and MMS services in mid-2003, and limited EDGE coverage in 2004. MobileCom covers 97.7% of the population.

As of December 31, 2006, MobileCom held a market share of about 30% (22.6% at December 31, 2005 and 27.8 % at December 31, 2004) with approximately 1,406,000 customers at December 31, 2006 (660,000 customers at December 31, 2005 and 455,000 at December 31, 2004). (Source: Informa Telecoms & Media for 2004 and 2005. Data provided by MobileCom for 2006).

Mauritius: Cellplus Mobile Communications Ltd, created in March 1996, is a wholly-owned subsidiary of Mauritius Telecom, which is 40% controlled by France Telecom. Cellplus Mobile Communications Ltd was the second operator to enter the mobile telephony market in Mauritius after seven years of the exclusive presence of Emtel (a joint company formed by Millicom and a local company). Emtel launched its GSM services in November 1999 and its 3G mobile telephone services in November 2004. MTML, a subsidiary of the Indian operator MTNL, entered the mobile telephony market in December 2006.

Cellplus Mobile Communications Ltd obtained a license and started its commercial operations in October 1996. The company is expanding its services on the GSM900 MHz and GSM1800 MHz bandwidths and has offered GPRS service since December 2004. Cellplus covers 99% of the population. Cellplus is the leader in the local mobile market, with a market share of about 67% as of December 31, 2006 (65.2% at December 31, 2005 and 69% at December 31, 2004), with about 480,000 customers at December 31, 2006 (394,000 customers at December 31, 2005 and 380,000 at December 31, 2004) (Source: Informa Telecoms & Media for 2004 and 2005. Data for 2006 provided by Cellplus).

4.3.2.6.8    Mobile activities: Other equity investments

Austria: ONE

Orange holds a stake of about 17.5% of ONE GmbH. The other members of the consortium are the German conglomerate E.ON and the Norwegian (Telenor) and Danish (TDC) mobile telecommunications operators.

The ONE consortium was awarded the third Austrian mobile license in 1997. As of December 31, 2006, the ONE network covered, based on its own estimates, about 98% of the population, and it had 2.0 million active customers, with a market share of about 21.5% to rank third.

One was awarded a UMTS license on November 20, 2000 for a 20-year term for the payment of a royalty of 120 million euros.

Portugal: Sonaecom / Optimus

In November 2005, the France Telecom group contributed to Sonaecom the interests (20.18% of the stock and 10.09% of the voting rights) that it held in Optimus, the third largest Portuguese operator, and its stakes in Novis (43.33%, fixed-line operations) and Clixgest (43.33%, Internet activities). France Telecom no longer holds any direct interests in these Sonaecom subsidiaries, but now holds 19.2% of the share capital of Sonaecom.

At December 31, 2006, the Sonaecom network, through its subsidiary Optimus, covered about 99% of the Portuguese population, based on its own estimates. On that date, Optimus had approximately 2 million customer registered (2.4 at December 31, 2005, and 2.1 million customers at December 31, 2004) (source: Informa Telecoms & Media).

Optimus was the third operator to enter the Portuguese market and ranks third in market share with 17.2% as of December 31, 2006 (20.4% at December 31, 2005 and 20.1% at December 31, 2004) (Source: Informa Telecoms & Media).

When the Portuguese government awarded four UMTS licences in December 2000, Optimus acquired a license for 100 million euros. This license was awarded for a period of 15 years.

4.3.2.7    Licensing agreements

The “Orange” brand was first launched in the United Kingdom in 1994 and has since been licensed to more than 20 mobile telecommunications operators in Europe, Africa, Asia and in the countries of the Caribbean and South Pacific.

Under these licensing agreements for the “Orange” brand, Orange provides assistance to the licensees to promote the brand in their national markets.

In 2006, pursuant to the strategy of the “NExT” plan to extend the Orange brand, the brand was expanded beyond mobile to broadband fixed-line telecommunications services in Europe, and to business telecommunications services internationally.

4.3.3    HOME COMMUNICATION SERVICES

The Home Communication Services (HCS) segment includes the fixed-line telecommunication activities (fixed-line telephony, Internet services, operator services) in France, Poland and the Rest of the world, as well as the distribution and support functions provided to the other segments of the France Telecom group.

The HCS business segment recorded revenues of 22.5 billion euros in 2006, as in 2005, and 22.4 billion euros in 2004, before intra-group eliminations.

The operations in this segment are conducted in three geographic regions: France; Poland, which includes TP S.A. and its subsidiaries, excluding mobile operations; and Rest of the world, with primarily (in Europe) fixed-line and Internet activities of the Group’s subsidiaries in Spain, the Netherlands and the United Kingdom and (outside Europe) the non-mobile operations Sonatel in Senegal, Côte d’Ivoire Télécom in Ivory Coast, Jordan Telecom in Jordan and Mauritius Telecom in Mauritius.

In the home communication services segment, France Telecom’s strategy in Europe is above all to offer enhanced services, based on the development of ADSL broadband and rapid deployment of the Livebox. This strategy led to the integration of Wanadoo within France Telecom S.A. and the acquisition of a leading position in the ADSL market in Europe.

In the ADSL access market in Europe, France Telecom had 9.7 million customers as of December 31, 2006 and estimated that it ranked first in Europe.

The table below details the breakdown of France Telecom’s ADSL customer base (in thousands) for all European countries in which France Telecom is present.

	At 31 December

Country	2006	2005	2004
France	5,920	4,457	2,927
United Kingdom	1,063	906	569
Spain	640	563	379
Netherlands	330	331	267
United Kingdom/ Spain/ Netherlands	2,033	1,800	1,215
Poland	1,703	1,143	631
Total	9,656	7,400	4,773

The operations of the home communication services segment are presented in the following sections:

4.3.3.1 France

4.3.3.2 Poland

4.3.3.3 Rest of the world

4.3.3.1    France

The operations of the HCS segment in France essentially include:

-	fixed-line telephony services offered to consumer (residential and small professionals not included as small and medium businesses);

-	online, Internet access, and multimedia services offered to consumers;

-	other consumer services (public telephone and card services, portals and e-merchant activities);

-	content-related activities;

-	services to operators;

-	sales, distribution and customer service operations.

As of December 31, 2006, France Telecom in France recorded 25.5 million fixed lines in the consumer market (26.9 million at December 31, 2005 and 27.5 million as of December 31, 2004).

Growth of ADSL and multi-service offers

The table below indicates the rate of coverage of the population by ADSL services in France:

	2006	2005	2004	2003
Coverage of the national territory as a % of the population	99%	97%	90%	79%
Source:	France Telecom

As of December 31, 2006, 12 million lines carried ADSL (8.9 million at December 31, 2005 and 6.1 million at December 31, 2004), marketed by France Telecom or by other Internet service providers or operations (source: ARCEP Observatoires de l’Internet haut débit).

As of December 31, 2006, 5.9 million customers had subscribed to an ADSL offer with France Telecom, which held a market share in ADSL of about 49.3% (4.5 million at December 31, 2005, or a 50% market share; 2.9 million at December 31, 2004, or a 47.9% market share).

Finally, the number of customers subscribing to a France Telecom multi-service offer (Livebox and/or voice over IP (Voice over IP) and/or television) increased as follows:

	At 31 December

(thousands)	2006	2005	2004
Number of leased Liveboxes	3,437	1,559	234
Number of VoIP customers	2,081	830	150
Number of MaLigneTV customers	577	200	69

4.3.3.1.1    Consumer fixed-line telephony services

France Telecom’s standard fixed-line telephone services include subscriptions, local and long-distance telephone calls throughout France, and international calls. In addition, France Telecom offers its fixed-telephone subscribers a broad range of added-value services.

The rates charged by France Telecom for fixed-line telephony are governed by specific regulations. In the bid tender for universal service launched by the French government in 2004, France Telecom submitted a general proposal defining rate changes for 2005-2008 and additional commitments, for which the French Telecommunications Regulatory Authority (ARCEP) issued a favorable opinion in February 2005:

-	a progressive increase of 23% in the subscription rate over the period;

-	a reduction of at least 26% in the per-call rates over the period;

-	a reduction in the costs for unbundling and a decrease of 1 euro ex-tax in the rate for total unbundling;

-

the implementation of a wholesale offer on subscription resale and a wholesale ADSL offer to allow the end user to benefit from broadband service without having to pay a subscription to France Telecom;

-	a commitment to align the quality of service for full unbundling with the quality on partial unbundling.

The wholesale offer for subscription to telephone service has been effective since April 2006 and the naked ADSL wholesale offer since July 2006.

Subscriptions and services

Access to the telephone network is through the telephone line, which results in flat service fees for line installation and a monthly subscription fee for line maintenance and basic service (publication in the directory, access to quality customer service, use of France Telecom services including voice mail, restricted calling line identification, itemized billing). This service offer is regularly upgraded.

Connection to the telephone network

Startup costs for a telephone line have been at 55 euros including tax since March 2005. Call out costs are also billed where the installation of a line requires the onsite presence of a technician.

Subscription to telephone service

France Telecom offers a range of subscriptions designed to meet the various needs of residential, professional and business customers.

The differences primarily relate to levels of service commitments (guaranteed return of service time), line-related services (caller ID, for example) or publication in professional directories.

The range of contracts for professionals includes the “Professional Services Contract”, which comprises three additional services to be selected from a number of services offered (for example: caller ID, my contacts, call forwarding, call waiting and, since 2006, enhanced voice mail or the 15 SMS package).

The price for a home subscription was raised to 15 euros including tax in July 2006. A Professional subscription (the Pro contract) was set at 13.95 euros ex-tax in May 2006.

As of October 2005, the general sales conditions for a telephone subscription were modified and the minimum contract term for opening a telephone line was reduced by half, from 12 to 6 months. Greater flexibility was introduced to allow customers wishing to subscribe to a full unbundling offer to terminate his subscription without penalty.

Directory service

As a fixed-line telephony operator, France Telecom manages the directory database containing subscriber records. This database, subject to the subscriber’s expressed rights for protection of personal information, is made available to information service providers and directory publishers who request it.

France Telecom sells this database for various purposes, including direct marketing, file enhancement and assistance in saving human life for the emergency services (hospital services (SAMU), Firemen, Police).

In addition, France Telecom has publishing responsibility for the alphabetical directory media: the Annuaire® (white pages printed by department) and the 3611 alphabetical search directory.

In an order dated March 3, 2005, France Telecom was designated for a 2-year period to supply, as part of its universal service, a universal directory (print and electronic) and a universal information service.

Added-valued services

France Telecom continues its policy to develop services, some of which require payment of a monthly subscription fee. Thus, for individuals, for several years already France Telecom has been offering added-value services such as voice mail, call waiting, automatic redial, call forwarding, three-way conference calls, caller ID, retention of the number if moving, and 3699 (talking clock), announcement of a new number.

The offer continues to be expanded with innovative services: after SMS from fixed lines, “Fun Tones” a service for customized ringtones on both mobiles and fixed lines, France Telecom launched in July 2006 the “Stop Secret” service, which allows a customer to identify and then filter calls with blocked numbers, along with expanded voice mail (MVE), the convergent service from the integrated operator, which was launched in August 2006 and allows customers to consult and manage voice messages from the Orange Internet mailbox.

Telephone calls

Telephone calls are billed either by unit, or by duration or at a flat rate. When telephone calls are billed by unit, the price includes a fixed amount (connect charge), and a variable amount charged per second. The portion billed by time is based on a price that varies by call destination, with the application of a standard rate and a reduced rate depending on the time of day.

In October 2003, France Telecom reorganized the price scale for international calls by reducing the number of zones from fourteen to eight and establishing rates per second starting at the first second (introducing the connect charge).

In March 2005, France Telecom reformulated the rate scale for local and national calls, which resulted in a cut in the price per minute for local and national calls, and in two measures to simplify rates:

-	the elimination of the time credit, replaced by a connect charge;

-	the elimination of adjacent zones, which are now aligned with prices for local calls.

In January 2005, as in previous years, France Telecom lowered the rates on calls to mobiles in metropolitan France and, in March 2005, replaced the time credit with a connect charge.

In January 2006, rates for calls to mobile handsets applied by France Telecom were again reduced: to Orange, SFR and Bouygues Télécom mobile handsets, for all residential, professional and business customers.

Rate plans for residential customers

The line of rate plans from France Telecom continues to evolve and it was simplified in August 2006 with the end of the sale of the oldest plans, including “Les Heures”, “Le Plan” or “Appel à Prix Unique”.

The “Atout Téléphone” line introduced in August 2005 includes seven plans that combine flat rates and/or prices per minutes that are advantageous for calls other than flat-rate calls. The flat rates include minutes to all mobile phones in France, fixed-line and mobiles in the Overseas Departments, Europe and North America.

The “Atout Partout” service, included in all Atout offers (with the exception of the “100 % Illimités” offers) gives a customer the benefits of the plan away from home just as simply as at home.

In June 2006, France Telecom launched a new line named “Les Optimales”, the first telephone offer that includes subscription to the telephone line, a flat call rate and the following services: caller ID, “Atout partout”, 15 SMS/month to fixed-line and mobile phones in France and, since January 2007, call waiting and call forwarding.

Each offer in the line proposes specific telephone fixed rates (tax included):

“Optimale Illimité + 120” at 59 euros/month: unlimited calls 24 hours a day to fixed-line telephones in France, the Overseas Departments and Europe, and all fixed-line and mobile phones in North America + 120 minutes/month to mobiles in France, the Overseas Departments, and Europe.

“Optimale Illimité” at 39 euros/month: unlimited calls 24 hours a day to fixed lines in France, the Overseas Departments, and Europe, and all fixed lines and mobiles in North America.

“Optimale 2hr” at 25 euros/month and “Optimale 4hr” at 32 euros/month: two or four hours of use, 24 hours a day, to all fixed lines and mobiles in France, the Overseas Departments, Europe and North America.

In July 2006, France Telecom added “Optimale 8 MégaMax”, which includes a flat Internet rate. At 59.90 euros tax included/month, it includes the “Atout + 240” telephone plan, the “Internet 8MégaMax + TV”, telephone subscription, and caller ID, call forwarding, “Atout Partout” and 15 SMS per month to fixed lines and mobile phones in France.

Rate plans for professional customers

The professional packages line (“forfaits Pro”) includes local and national call flat rates to Europe and North America. The “Plans Pro” and “Illimités Pro” complete this line of offers.

As it did for residential customers, France Telecom launched two “Optimales” plans for professionals in June 2006: “Optimale Illimitée Pro” (42 euros pre-tax/month) and “Optimale Pro 8MégaMax” (55.90 euros/month), both in the form of limited series.

4.3.3.1.2    Consumer online services, Internet access and multimedia

France Telecom offers online services on the Télétel (Minitel) network, Internet access services and multimedia and communication services on ADSL. The changes in these offers are in line with a strategy of convergence in a context of continually expanding customer equipment (fixed-line telephony, broadband Internet, television, mobile).

Minitel and Internet+ kiosks

Minitel is an online service offer accessible through the Télétel network, which allows service publishers to distribute added-value content and receive compensation per consultation based on time.

Minitel is progressively losing ground with the growth of the Internet, but this practical and secure tool still maintains a large audience. Business services like banking/stock market continue to head the list of uses, followed by a multitude of practical everyday services (weather, transportation, routes, tickets, auto prices, games of chance, messages, directories).

The Télétel kiosk model, which has driven the growth of online services, will be extended to the Internet with the Internet+ kiosk. The “Internet+” purchase button allows Internet users to easily purchase added-value content billed to their Orange Internet bill. A large number of publishers are offering pay services for both consumers and professionals. At the end of 2006, Orange enhanced its Internet + offer with a subscription plan.

Internet access and multimedia

Since June 1, 2006, France Telecom has combined the Orange, Wanadoo and MaLigne TV brands under the Orange brand name in France, reflecting the transformation of the France Telecom group’s offer toward more convergence and simplicity.

The number one objective of the Group is to promote “higher speeds” for its customers so that they can access more services and multimedia content.

The plans offered to customers include:

■	Low-speed Internet offers, the “Orange accès libre” offer and a complete line of “Intégrales” contracts, ranging from five hours to unlimited 24/7 plans;

■	Broadband Internet offers:

-	for customers in zones not covered by DSL, satellite broadband Internet access;

-	for customers in zones covered but not eligible for ADSL, a high-speed 512K extended offer based on the re-ADSL technology;

-	a range of ADSL access plans without Internet connection (“MaLigne ADSL”);

-

a naked ADSL offer, the “Pack Ligne ADSL incluse”, launched October 5, 2006, which includes HD Internet access with TV and Telephone via ADSL without subscription to a telephone line. Two packs are marketed: The “Pack 1MégaMax” at 39.90 euros/month and “Pack 8MégaMax” at 44.90 euros/month;

-

a “Internet haut débit, télévision, Téléphone illimité” line, whose principle is to offer the customer the maximum speed authorized by his line for a flat rate. Three flat rates are offered: 1 MégaMax at 24.90 euros including tax, 8 MégaMax at 29.90 euros and 18 MégaMax at 34.90 euros. Each flat rate now includes digital television at no cost (a choice of 30 channels in the eligible zones).

In addition and thanks to Livebox (leased for 3 euros including tax/month), the customer may benefit from the following multimedia services in addition to digital television:

-	Unlimited telephony: for 10 euros including tax/month, the customer has a second Voice over IP phone line and can place an unlimited number of calls to local and national fixed-line numbers.

-	Unlimited videophony: for 15 euros including tax/month, the customer can telephone and see those he is calling by using a videophone connected to the Livebox.

Launched in August 2004, Livebox, which is the core of France Telecom’s broadband strategy, consists of a domestic gateway connected to the fixed-line telephone that connects various types of domestic terminals at high speed using several communications interfaces: Wi-Fi, Ethernet, Bluetooth. It allows one wireless ADSL connection to be shared among several PCs or online game playing with a console.

Services for Internet users:

■

Security services: “Antivirus Mail”, “Anti-Spam Plus” and “Anti-Virus Firewall PC” allow a customer to protect his computer against viruses and the receipt of undesirable emails. These offers include firewalls, parental controls, and the coupling of security options.

■	Communication services:

-	“Orange Link” is an online communication software on the Orange portal that allows all communication methods from a PC to all types of terminals.

-

“Orange Messenger by Windows Live” is a convergent instant messaging service for PCs and mobiles announced in October 2006 by Orange and Microsoft in partnership, and launched in December 2006. This offer allows customers to communicate via instant messaging from mobile to mobile, from mobile to PC and from PC to PC, to manage personal contacts and immediately determine availability, and to access Orange services directly and simply.

■	Assistance services for the Multimedia installation: installation services, assistance agreement, wiring offer.

■

“Liveservices”, a line of services launched in January 2006: “Livezoom”, “Livetélésurveillance”, “Livemusic” and “Transfert Photos”. These services allow the connection of home multimedia equipment (fixed- or mobile line, videophone, camera, television, hi-fi channel) to the broadband network using Livebox.

■

“Livephone”, the terminal launched in October 2006, which allows Orange broadband Internet customers to telephone in “High Definition Voice” via the Livebox, with a sound quality superior to that of a telephone line.

New fixed-line/mobile convergent services

On October 5, 2006, Orange launched “Unik”, the first convergence offer for the general public. “Unik” is a mobile phone that connects to Livebox for unlimited calls to fixed-line telephones and all Orange mobile phones from home, with a single number, a single address book and an automatic network change when the customer leaves home, without a break in the call.

On December 1, 2006, Orange launched “Net et Mobile”, the first convergent mobile and Internet access without traditional telephone line subscription. This is an option for the Orange mobile flat rate that includes broadband Internet access, an ADSL line, television at home and on a mobile, and unlimited calls from the mobile.

4.3.3.1.3    Other consumer services

Other consumer services include:

-	Public phone and card services;

-	Information services;

-	Portals and e-merchant activities.

Public phone and card services

With the growth in mobile phones, the use of public telephones and card services is declining steadily. This trend has led France Telecom to gradually reduce the number of its public telephones as follows:

	At 31 December

	2006	2005	2004
Number of public telephones	169,000	180,000	189,000

However, France Telecom maintains telephones installed on public roads, including 41,000 installed for Universal Service requirements (which stipulate the equipment obligation to one booth for communities of fewer than 1,000 inhabitants, and two booths above that number).

France Telecom offers several payment methods for its customers who wish to use public telephones. The most widely used is the telecard (prepaid chip card dedicated to public phones). Other payment methods exist: bank card, France Telecom card which charges the price of the call later to the bill for the customer’s fixed-line phone, coded prepaid cards (including “Ticket Téléphone” from France Telecom). Since the end of 2006, France Telecom has also offered payment for calls using MONEO in a selection of public telephones.

Communication services using card from any fixed-line station are also offered: France Telecom cards allows customers to call from fixed-line stations in France, from abroad (France Direct services), and from Orange and SFR mobiles to fixed lines, mobile telephones or public phones; calls are billed to the fixed line of the holder of the France Telecom card or to a bank card (CB Phone service).

The telephone ticket is a prepaid calling credit sold in the form of a coded card or a credit card slip. It can be used from public telephones or fixed-line phones, including those with selective access. It includes 4 families of tickets: France Europe, International, Maghreb, Alizés.

This business is highly competitive, particularly to international destinations.

Information services

As part of market deregulation, France Telecom, backed by its experience in the information business, on November 2, 2005 launched a full line of new telephone information services, organized into voice multi-channel and web (118712.fr and orange.fr, information tab). The media investment made in 2006 generated strong recognition for the 118 712 number which, thanks to the quality of the service, recorded the best performance per communication euro invested (source: Secodip, July 2006).

The offer includes:

■	the 118 712 number, operator service, accessible 24/7 both from fixed-line and mobile telephones, for all operators. The customer can obtain:

-	up to 5 information items, including the telephone number and mailing address of a professional or an individual;

-	reverse searches (name identification using a telephone number);

-	connection with the desired party.

Innovative services complete the information:

-	Mobile customers receive an SMS confirmation free of charge containing the information on the closest metro station and the distance, for major French cities;

-	Orange customers also receive the link to the wap plan to identify their location.

According to the IOD study completed in July 2006 with 2,000 persons, out of the four main 118 numbers, the 118 712 number earned the highest rate of user satisfaction for the accuracy of the information provided, quality of operator service, wait time, and speed in obtaining requested information.

■	Other numbers adapted to specific customer needs:

-

the 118 710 number is an innovative service using a voice synthesis and recognition technology accessible from a France Telecom fixed line, which is testing a business model independent of operator costs.

-	the 118 711 number: A universal information service, a base service accessible from fixed-line or mobile telephones.

-

the 3212 number: International operator-assisted information services, from Orange fixed-line and mobile telephones. This service allows the customer to obtain the answer to two requests for information in almost all countries of the world and to contact the party sought in many countries, from fixed-line phones.

Portals and e-merchant

With the regrouping of the Orange and Wanadoo brands under the Orange brand on June 1, 2006, customers now benefit from a unique portal, www.orange.fr, to access the brand’s Internet and mobile universe.

France Telecom is the leader among all Internet service provider portals in terms of audience in France: the audience for the Orange portals in France was 13.8 million internet users in December 2006 (12.8 million in December 2005 for the Wanadoo portal and 11.7 million in December 2004) (Source: Nielsen/NetRatings – Home & Work panel).

The creation of value for the content and services offers is based on the expansion of this audience, using three essential revenue sources:

Online advertising, with an Internet advertising business for the Orange portal and a set of other sites managed by Orange (like Voila, Cityvox, mappy.com, Ifrance, EMW, sports.fr, Leguide.com). This allows advertisers to reach 69% of Internet users through the Orange Advertising network (66% in December 2005) (Source: Nielsen/NetRatings – Home & Work panel).

Commercial links, through a search engine or directly marketed by the Orange advertising sales agency, available on the content of the portal.

Pay services, with everyday services (horoscope, meeting services, classified ads, music, ringtone and logo downloads, SMS/MMS transmission), entertainment services (on-demand video and downloads of casual and video games with the “Options jeux vidéo” and “Option Juniors” - educational gaming), and the services proposed in partnership with Microsoft in the areas of connected game consoles (XBox Live).

The e-merchant activities (or electronic commerce), are carried by the “Alapage” brand in a full offer of culture, high tech and entertainment products.

The audience for the “alapage.com” site totaled 3.1 million single visitors in December 2006 (3.3 million in December 2005) (source: Nielsen/NetRatings).

4.3.3.1.4    Content-related activities

The content-related activities are placed under the responsibility of the Content division, which defines the Group’s strategic positioning on the content value chain and ensures the development of the Group’s content offer over all its networks (fixed-line, mobile, Internet) in France and abroad. In this respect, it is the only department authorized to make commitments to partnerships and/or acquire rights for films, music, games, sports and news.

France Telecom is developing offers in compliance with French laws in the music, film and audiovisual sectors. All its content services platforms include technical protection measures and tools for digital rights management which ensure the integrity of the works and fair compensation for the copyright holders. France Telecom works to offer the most attractive and the richest content possible, in association with various partners, including: Arte, France Télévisions, Warner, Sony, Lagardère. In addition, France Telecom is present in content security through its subsidiary Viaccess.

In the content segment, the most important operations completed in 2006 were the following:

-	the launch of a France Telecom package of television channels on Orange television in France;

-	the launch of ADSL high definition television in France (French Open tennis; TPS: World Soccer cup);

-	the launch of television through ADSL in Spain and Poland;

-	the launch of the game Darkness Rising, non-chance money games (King) and multi-player games (Oberon);

-	opening of the music download service in more than 5 subsidiaries and the commercial launch of “Orange Musicast” in France;

-	launch of new operations, for example: The Olympics in Turin, French Open tennis tournament, the latest album from Johnny Hallyday, the first catch-up tv services with the series “Plus belle la vie”;

-	signature of new agreements in music (Universal Music), film (Buena Vista International), massively multi-player games (Warhammer), and sports (mobile rights for League 1 in France);

-	an audience record for the sports channel on Orange.fr with the World Cup Soccer, combined with the launch of the Orange single brand in France;

-	selection of Viaccess for the Government’s satellite free TNT project.

Finally, France Telecom decided to position itself higher on the content value chain and announced plans to create in 2007 a subsidiary that will invest in film rights, both in co-production and in the purchase of a catalogue, to be attached to the Content division.

4.3.3.1.5    Services to operators

Relations with international operators

Payment agreements signed by carriers for international communications ensure that France Telecom will be paid a fee by carriers using its network for their international calls to France and that France Telecom will pay fees to use the networks of other carriers for calls made from France.

Interconnection services

French telecommunication regulations require that France Telecom provide the interconnection of its switched public network with other operators for calls leaving the France Telecom network or incoming from the networks of competing operators.

This area of activity is regulated by the ARCEP. The call volumes exchanged between France Telecom and the other operators are valued using rates approved by the ARCEP.

4.3.3.1.6    Sales, distribution and customer service

In the area of sales, distribution and customer services, the sales department of the France Operations division is responsible for customer relations for all Group products and services intended for consumers and small and medium businesses.

The Enterprise division works with very large national and international companies, primarily through Equant in the rest of the world.

The Networks, Operators and Information System division distributes France Telecom products and services to other telecommunication service providers and operators.

Consumer products are sold through a variety of channels, in particular:

-	a network of 709 France Telecom boutiques at year-end 2006 (700 at the end of 2005, 663 at the end of 2004) distributed throughout France;

-	the France Telecom telephone customer contact centers, specialized in remote sales and customer relations and which are responsible for managing customer accounts;

-

a unified customer service around the 3900, which provides after-sale service and remote assistance for the fixed-line and Internet products. The 1013/1015 number is now reserved for calls under the universal service. Customers can also benefit from on site technical services and an offer to assist them in their usages of France Telecom products and services (installation, assistance);

-

self-service channels via a voice portal (the 3000 number) and two Internet portals (“Orange.fr” and francetelecom.fr). These portals allow the customer to discover the Internet, broadband multimedia and mobile offers of France Telecom and to order them directly online. The Internet portals also allow the customer to track his Internet and mobile bills and to have information that facilitates the use of the products so that he can configure his equipment and correct certain problems on line.

Business customers (excluding major accounts) are also served by the sales department of the France Operations division for voice, mobile and data transmission activities, with a network of 11 Business Agencies throughout France. These agencies have sales personnel dedicated to a portfolio of customers along with a network of telephone advisors ready to provide customers with information on the offers, the status of their orders, and the service quality of their installations. Moreover, the France Telecom Internet site allows companies to manage their contracts and to place additional orders in real time.

4.3.3.2    Poland

4.3.3.2.1    Fixed-line services and Internet access

TP Group offers a line of fixed-line telephony services that includes local and long-distance calls and international calls, calls from fixed-lines to mobiles, low-speed and broadband Internet. In December 2006, TP had 10.1 million access lines and 1.7 million ADSL customers.

In order to stabilize fixed-line telephony revenues, TP Group has set up a new rate plan (NTP) offering either a reduction or free call minutes on weekends and during non-peak hours, with the goal of moving customers from standard rate plans to monthly fixed-rate plans that generate higher revenues. TP Group heavily promoted this new rate plan through the period of 2004-2006.

In the first half of 2005, TP Group introduced a free 60-minute call service for both local and national calls, which reinforced the appeal of the new rate plan. As a result, these offers became the subscription plans most frequently subscribed by TP customers in 2005 and 2006 and the majority of the customers with standard subscription plans moved to the new rate plan. At the end of December 2006, more than 3.9 million customers had subscribed to the new plan. The percentage of monthly subscriptions in all fixed-telephony revenues at the end of December 2006 was 54%.

In February 2006, TP launched the “startowy tp” rate plan, identical to a simple lease of one line based on costs. TP also developed convergent offers in 2006, like the single fixed-line and mobile voice mailbox for TP and Orange customers, launched in March 2006.

In addition, TP is developing an integrated operator strategy with the introduction in December 2005 of the Livebox tp based on the Livebox model, with Wi-Fi connection. The Livebox tp offers users telephony over IP (since February 2006), television over ADSL (June 2006), video on demand (September 2006), voice/Internet/TV “triple-play” (October 2006), and will soon offer video recording and single telephone (UMA).

An increase in revenues from broadband traffic is a key strategic objective for stabilizing revenues from the fixed-line business. In 2001, TP Group launched broadband Internet access using the ADSL technology under the brand Neostrada TP. Broadband Internet access has expanded very rapidly to reach over 1.7 million customers as of December 31, 2006. The extended offer of Neostrada TP and a number of promotional offers are a means to compete in a highly competitive broadband market and increase TP’s market share. At 31 December 2006, approximately 97% of the TP Group’s lines were eligible for ADSL connection.

The current ADSL offers ranges from an initial access at 128 Kb/s to higher speeds up to 6144 Kb/s. The most distributed ADSL option is Neostrada TP at 128 Kb/s introduced in 2004. In order to accelerate migration to more advanced products and increase the unit revenues generated, TP Group launched a program to promote ADSL at 512 Kb/s with options for higher levels. The options at 512 kb/s as a percentage of total ADSL accesses represented 44.5% at the end of December 2006. The promotions conducted in 2006 for the 512 Kb/s options and above were focused on the offers “Stay with Neostrada TP”, “ Start promotion” (summer promotion), “Megainternet promotion”, “Start Promotion modification & continuance” (only for the 512 kb/s option). In the coming years, TP plans to continue to stimulate migration of ADSL customers to the highest Neostrada TP options in order to provide them with new multimedia services that require more bandwidth.

In 2005, TP Group acquired the interests of the minority shareholders in “Wirtualna Polska”, which operates an Internet portal (“wp.pl”) that ranks second in Poland in terms of audience. TP’s objective is to develop content services in collaboration with “Wirtualna Polska”. One illustration is the launch of the eVoucher in November 2006: Neostrada customers receive electronic vouchers valid with the online boutiques of TP and “Wirtualna Polska”.

4.3.3.2.2    Business services

TP Group improved its business service offer in 2006, from the standpoint of technology, rates and access policy.

Access policy

In 2006, TP launched several promotional campaigns to make its offer more competitive. The principal components were the grouped access sale (essentially ISDN) and terminals, as well as the offer of additional services (DSL access, for example). The reduction in standard installation fees and attractive rates per second with a fixed service contract extension were highly successful.

Rate policy and service level contract

The main change in rates is in the fixed-line to mobile rates, which dropped 20% for businesses.

Demand from business customers for flat-rate call plans is high, as shown by the doubling of the profit profile plans on ISDN into primary accesses since November 1, 2006. At the same time, the monthly subscription cost for the profit profile plan was raised in order to take into account the significant increase in traffic volumes.

In order to ensure customer satisfaction, TP also pays attention to the quality of the technical services and has set up Service Level Agreements. These agreements include three levels of service, with each level corresponding to the time needed to repair incidents reported. The basic “comfort” level, which corresponds to a commitment to repair within 24 hours, is available to all business customers that have subscribed to a rate per second plan. The highest level is a repair time of four hours.

VoIP/ PABX/ Diatonis business solutions

As part of the extension of technological developments begun in 2005, the new service based on IP protocol: “Business Talk IP”, was launched in October 2006. It allows interconnection with business sites equipped with PABX IP by intermediary of IP-VPN service of TP. It offers free call transmission within the VPN network (“on-net”) and extremely competitive prices for calls transmitted outside to the public network from a centralized portal (“off-net”). Customers pay a monthly subscription fee for this service per voice channel and for the off-network traffic. TP will also provide complete and integrated management of the network (voice and data) and the support necessary during installation. The commercial launch is planned for the first quarter of 2007.

Another growth vector is through the PABX. In August 2006, TP launched its PABX IP offer based on call management technology from Cisco that allows free internal calling and includes advanced IP functionalities. This offer provides a global solution for the organization of the IP telephony of a major corporation as well as functions to supplement the IP-VPN network and the “Business Talk IP” offer. On payment of installation charges and a monthly fee, TP will supply customers with the Cisco call manager, IP telephone terminals, and network management for the PABX IP.

In May 2006, TP introduced a new complete line of PABX under the “Diatonis tp” and “E-Diatonis tp” brand, which includes a full line of on-site complementary services gives customers both a standard solution and custom solutions within the offer.

Data transmission

In 2005 and 2006, TP’s portfolio of data transmission products was enhanced with innovative solutions (“IP-VPN tp”, “DSL tp”, new options “Metro Ethernet, Intranet Business Everywhere”, Internet and voice service offers, “Ethernet VPN tp”). “IP-VPN tp”, which is TP’s central service offer for businesses, was expanded with new functionalities: IP-VPN customer management, quality criteria on the DSL access, customized offers.

In order to meet market needs, TP has developed new options for the “DSL tp” offer for small and medium businesses, including firewalls, hosting solution, and new speed options. Likewise, to meet customer demand, TP strengthened the attractiveness of the IDSL offer (broadband Internet access dedicated to businesses) with a number of promotions and added-value services (hosting solution, new type of modem).

Finally, TP developed within dense urban zones broadband data transmission networks like “Ethernet VPN tp”, which is a local network interconnection service capable of transmitting the full bandwidth of the connected customer networks and provide them with dedicated Internet access.

4.3.3.3    Rest of the world

4.3.3.3.1    Europe

Outside France and Poland, the France Telecom subsidiaries in the home communications services segment in Europe are France Telecom España, which is an alternative operator in Spain (formerly Uni2) and an Internet service provider, Orange UK, an Internet service provider in the United Kingdom, and Orange Nederland, an Internet service provider in the Netherlands. The rebranding under Orange of the operations previously performed under the Wanadoo brand occurred on June 1, 2006 in the United Kingdom, June 27, 2006 in the Netherlands, and October 3, 2006 in Spain.

In all these countries, priority is given to the deployment of unbundling, the development of the ADSL broadband offers and convergence offers made possible by France Telecom’s positions as an integrated operator in each of these countries.

Orange UK in the United Kingdom focuses its efforts on deploying unbundling, which began in 2005, with 485 switches unbundled as of December 31, 2006 (154 at December 31, 2005). Orange UK builds on its dual position in wireless and the Internet to develop combined offers and a unified portal.

Orange UK offers its customers a line of broadband Internet access products, which was modernized in October 2006 and currently includes:

-	“Broadband Starter” offering up to 2Mb/s, capped at 2Gb /month. Customers receive a USB modem.

-	“Broadband Unlimited”, offering up to 8Mb/s, including unlimited downloads with “Wireless & Talk”.

-	“Wireless & Talk”, an offer of a second voice of IP line behind the Livebox (Livebox lease included in the contract rate), launched in 2005.

For the other customers who want low-speed Internet access, Orange UK offers a “Pay as you go” free access plan with monthly “Anytime” rates.

In June 2006, the first convergent offers between mobile and the Internet were launched with the broadband “Free Starter” when the customer subscribes to a mobile contract for 18 months at a minimum rate of £30 per month.

In Spain, France Telecom España continues to pursue unbundling and is focusing on the migration of existing customers to broadband and the development of convergence offers. 55% of its ADSL customer base was unbundled as of December 31, 2006 (29% at December 31, 2005). As of December 31, 2006, France Telecom España had approximately 640,000 ADSL customers (compared with about 563,000 at the end of 2005).

France Telecom España markets low-speed Internet offers and broadband offers on ADSL and is the leading competitor of Telefonica for Internet access in Spain.

Taking advantage of its position as a fixed-line operator and Internet service provider, France Telecom España proposes offers that combine Internet access and switched telephone access with selected plans:

-	two plans for low-speed Internet + switched voice national calls

-	two broadband plans (1Mb or maximum speed possible up to 20Mb/s in ADSL2+) with switched voice national calls.

A single ADSL offer is also proposed, with a rate of 4Mb/s.

The second half of 2006 was marked by the rebranding, the integration of wireless and Internet within a unified portal, and the launch of new convergence offers with the Livebox: launch of the IPTV offer in mid-September, coupled with ADSL (1Mb/s or 2Mb/s) and switched voice calling; launch of “Unico”, a telephone allowing unlimited calling over VoIP behind the Livebox at home and on the Orange mobile network outside the home.

In the Netherlands, Orange Nederland’s top priority is to increase the number of customers on its unbundled network.

The ADSL offer includes:

-	an “ADSL starter” offer at 2 Mb/s, intended for new Internet users;

-	a range of ADSL accesses, “ADSL Family”, up to 20 Mb/s on ADSL 2+;

-	an “ADSL Family & Telephony” offer that couples Internet access and unlimited voice over IP, including Livebox lease;

-	and, since April 2006, an offer for full unbundling with number portability.

Convergence is being implemented with the opening of the unified Orange portal for mobile and the Internet in June 2006, and with the October 2006 launch of “Unique”, the telephone that allows unlimited calling to fixed-line phones and Orange mobiles behind the Livebox at home and on the Orange mobile network outside the home.

In all the countries in which it is present, the Group distributes its access offer through multiple distribution channels compensated on the basis of their services:

-	super stores, retailers and IT or telecommunications stores;

-	free distribution of installation CD-ROM (for example in movie theaters) and direct sale;

-	preloading on an individual computer or modem;

-	online, via banners that allow a customer to download the access software.

In the United Kingdom, the commercial network has about 3,550 points of sale, including 320 for Orange.

The table below details the breakdown of the Internet customer base by type of offer (thousands of subscribers) for the European countries in which France Telecom is present (outside France and Poland):

		At December 31

Country	Offers	2006	2005	2004
United Kingdom	Low speed	662	1,145	1,790
	Broadband	1,063	906	569
	United Kingdom	1,725	2,051	2,359
Spain	Low speed	372	728	1,074
	Broadband	640	563	379
	Spain	1,012	1,291	1,453
Netherlands	Low speed	66	116	176
	Broadband	488	506	454
	Netherlands	554	622	630
Total	Low speed	1,100	1,989	3,040
	Broadband	2,191	1,975	1,402
	Total	3,291	3,964	4,442
Source	: France Telecom

4.3.3.3.2    Outside Europe

Latin America

France Telecom indirectly holds a 25% interest in Intelig, the alternative fixed-line telephony operator for national and international long-distance calls in Brazil. This operator launched its operations in the first half of 2000. This equity interest is being held for sale.

Asia and Pacific

In July 1997, France Telecom signed a partnership agreement with “VNPT”, the Vietnamese fixed-telephony operator. Under the terms of this agreement, France Telecom provides financial, technical and management assistance in a project to install new lines east of Ho-Chi-Minh City.

In April 2002, France Telecom formed Tahiti Nui Telecom, in partnership with the Office of the Post Office and Telecommunications of French Polynesia (OPT), in which it held 34.0% which was sold to the OPT in March 2007. As of December 31, 2006, this company offered telephony services for international calls from French Polynesia to 53,000 fixed-line customers of the OPT.

Middle East and Africa

France Telecom holds a 51% interest (% of control) in Côte d’Ivoire Télécom, the incumbent telecommunications operator in Ivory Coast. CI Telcom provided fixed-line telephony services on 283,000 lines as of December 31, 2006 (compared with 250,000 lines at December 31, 2005 and 225,000 lines at December 31, 2004). CI Telcom’s activity was impacted by current local events, which led to an impairment of the full value of this asset as of December 31, 2004.

France Telecom controls and holds a 42.3% interest in Sonatel, the incumbent telecommunications operator in Senegal. Sonatel provided its fixed-line telephony services on 311,000 lines as of December 31, 2006 (compared with 267,000 lines as of December 31, 2005, and 245,000 lines as of December 31, 2004).

France Telecom holds 51% of Jordan Telecommunications Company, which provided fixed-line telephony services on 648,000 lines as of December 31, 2006 (compared with 650,000 lines at December 31, 2005, and 638,000 at December 31, 2004). Jordan Telecommunications Company was offered on the Amman (Jordan) stock exchange in 2002.

France Telecom indirectly holds 40% of Mauritius Telecom, the incumbent operator in Mauritius. Mauritius Telecom had approximately 405,000 lines at December 31, 2006 (compared with 425,000 at December 31, 2005 and 354,000 at December 31, 2004).

4.3.4    ENTERPRISE COMMUNICATION SERVICES

The “Enterprise Communication Services” (ECS) segment includes the business solutions and communication services in France and the global business services of Equant, a subsidiary of France Telecom, marketed under the “Orange Business Services” brand. The ECS segment in 2006 generated revenues of 7.7 billion euros, compared with 7.8 in 2005 and 8.2 billion euros in 2004, before intra-group eliminations.

4.3.4.1    Fixed-line telephony and traditional data services

Fixed-line telephony services and traditional data include all services corresponding to the traditional activity of a fixed telecommunications network operator, including access offers and switched voice traffic as well as traditional data services (infrastructure and non-IP managed networks IP).

4.3.4.1.1    Traditional fixed-line telephony

Traditional fixed-line telephony services include access, telephone calls and customer relationship management (CRM).

Access

Access to the telephone network in France is through the telephone line, which results in flat service fees for line installation and a monthly subscription fee for line maintenance and basic services (publication in the directory, access to quality customer service).

The line of subscriptions designed to meet the various needs of professional customers and businesses differs primarily in the level of service commitments (guarantee of re-establishment time) and the availability of line-related services (for example, caller ID or publication in professional directories).

In addition, professional customers and businesses have had access since 1987 to the ISDN service (Integrated Service Digital Network) under the “Numéris” brand, which provides voice, data and image transmission at speeds much higher than ordinary telephone lines, while providing the same support.

National and international calls

As for residential customers, telephone calls may be billed per unit based on time or at a flat rate. For flat-rate offers, new diversified rate plans, particularly unlimited flat-rate plans, have been developed to meet different user profiles and to retain customers.

The line of monthly plans for professionals includes: the “Forfait Local Pro” (local professional package) and the “Forfait Local PME” (local call package for small and medium sized businesses), a line of national monthly contracts with “Forfait France Pro” and “Forfait France PME”, plans covering calls to mobile telephones (since October 2003, with an extension of the line in January and September 2004) and the “Forfaits Pros Europe et Amérique du Nord” plans.

“Illimité PME” and “Optimale PME Illimité” are monthly contracts for unlimited voice calls to fixed-line phones in continental France or to fixed-line phones in the French Overseas Departments (local and inter-urban).

France Telecom also offers major companies a business telephony service based on a Virtual Private Network (“Atout RPV”). This plan offers:

-	a price component, “Atout RPV Tarif”, which offers discounts on traffic within the company based on call volumes;

-	a service component, “Atout RPV Service”, which delivers the main functionalities of a private network for the company’s sites throughout France.

Customer Relationship Management (CRM)

The “Audiotel” service consists of a kiosk service call numbers (e.g.: home banking and weather services), a portion of the revenues from which is repaid to the service provider company.

The “Numéros Accueil” services consists of providing dedicated numbers for business telephone answer centers. Three types of numbers are available for full, partial or no payment by the company: Green, Azur and Indigo numbers.

4.3.4.1.2    Traditional data services

Traditional data services consists of traditional infrastructure services and non-IP (historical) managed data service solutions.

Traditional infrastructure services

Leased lines

France Telecom provides leased lines to its professional and business customers that are either digital (Transfix digital lines) or analog. The leased lines are gradually being replaced by the DSL technologies. At the end of December 2006, the DSL accesses and leased lines represented 83% and 17% respectively of the accesses to data transmission services (compared with 67% and 33% respectively at December 31, 2005, and 51% and 49% at December 31, 2004).

Optical fiber services - historical solutions

France Telecom has been using fiber optic cable at the core of its national network for several years. It is also the medium that generally connects the strategic sites of businesses.

The optical fiber transmission offers available in all French departments provide standard speeds as high as several Gbit/s.

Short distance interconnection needs are covered in all cities with populations of more than 10,000 persons. France Telecom offers traditional plans such as SMHD, MultiLAN, InterLAN. The “Intracity” offer, intended for local communities, continues to evolve and adapt to the new technologies.

Non-IP managed data services

Various service plans have been offered in this context for several years, including Frame Relay, X.25 or Global Intranet. The customers using these services, in France and internationally, are, however, gradually migrating to solutions like “IP-VPN” or “Oléane VPN”.

4.3.4.2    Advanced network services

4.3.4.2.1    Advanced infrastructure services

DSL and Wi-Fi services

In France, the DSL Enterprise services allow the various sites of a company, such as regional agencies, maintenance sites and commercial branches, to be interconnected through DSL.

For areas that are not connected to ADSL, France Telecom has a broad range of access to broadband Internet via satellite and Wi-Fi and provides, in collaboration with the local authorities, broadband coverage to local districts located in rural areas. The “Pack Surf Wi-Fi” is, for example, an alternative broadband Internet access solution for local communities and businesses located in zones not served by ADSL. These solutions are now available throughout France and supplement DSL coverage.

Fiber optic services

France Telecom continues to develop in its new generation of very high speed services in France, and is deploying the “Giga Ethernet” technology on its lines to reach a speed of 10 Gbit/s.

In 2004, France Telecom launched a new plan for equipping the territory with broadband intended for businesses of all sizes. This plan involves the optical fiber high speed and very high speed connection of certain targeted economic development zones (ZAE). As part of the accelerated deployment of very high speed in 2000 economic development zones, France Telecom announced the launch in October 2005 of the “symmetrical 2Mbits guaranteed broadband” access offer for businesses at the same price throughout France, including the Enterprise Internet access plans and the virtual private IP network plans available since December 1, 2005.

The “Ethernet LINK” interconnection offer designed for major multi-site companies with data centers was launched in November 2005. This plan interconnects their strategic sites with their information center and transmits the data flows for all the company’s applications. Based on the France Telecom optical network of 2 million kilometers of fiber optic cable, Ethernet LINK is available throughout metropolitan France.

The Ethernet backbone line was enhanced with the “MAN Ethernet” plan, which offers speeds ranging from 100 Mbit/s to 1 Gbit/s and is available in the first 15 French cities, and allows businesses to integrate new usages such as VoIP or critical applications.

4.3.4.2.2    IP network services

The IP Enterprise network is the platform for a broad range of services, including IP-VPN, Internet access services, possible packages with other services such as email, hosting and security.

Internet access

France Telecom offers its customers Internet access services that include access to the backbone network dedicated to businesses, which is interconnected with the worldwide Internet via the France Telecom long-distance network core. This access can be through a variety of media, including DSL, leased lines or even optical fiber.

In 2005, France Telecom launched “Business Internet”, a set of high performance and secure Internet solutions, built “à la carte”. Launched in the first half of 2006, the “Business Internet Centrex” plan is an integrated business broadband and IP telephony Internet access solution. With Centrex, the customer eliminates the management and maintenance requirements of a telephone switchboard.

IP virtual private networks / convergence / VoIP

The Internet Protocol (IP) has become the technological base for all communication solutions. France Telecom is developing its convergence offers, particularly in telephony over IP, allowing its customers to make gains in productivity, to increase flexibility and adaptability, and to develop new uses such as collaborative work, and to converge their different communication media.

In France

In 2003, France Telecom launched the “unified VPN” offer in France, the first fixed-line/mobile convergent telephony offer based on a Virtual Private Network.

In 2004, France Telecom continued to expand its line of Internet Protocol telephony solutions by introducing two new turnkey offers for the small sites of major corporations and small and medium businesses (the access e-telephony service and the e-telephony Internet pack) and customized plans for major corporations and multinationals.

In 2005, France Telecom continued to capitalize on its positioning as an integrated operator by marketing convergent offers such as the “Business Talk” line intended for small and medium businesses, the first offer of “2 in 1”convergent services in the French market: integrated fixed-line and mobile. The “Business Talk pack” simplifies the management of fixed-line and mobile telecommunications and facilitates the use of landlines and mobile phones with simple and advantageous rates, analytic tools for all calls, and a single landline and mobile voice mailbox for users.

A broad range of IP communication solutions operates around the Business Livebox, the single platform for convergence services launched in France in June 2006. It allows businesses to make a simple and progressive migration toward voice over IP and integrate traditional Internet access services and the networking of the companies sites over an xDSL link.

France Telecom offers specific plans for small and medium businesses:

-

“Business Talk IP Centrex”, which offers all the functions of a PABX without on-site equipment, includes convergence services like unified messaging, and allows the company to keep telephone numbers and prioritize voice flows;

-

“Business Talk IP PBX”, which combines equipment supply with advising and IP communication systems integration services including, if needed, the integration of convergence services like unified messaging.

The offer for major multi-site corporations and multinationals has also been expanded with:

-

“Business Talk IP PBX”, which combines equipment supply with advising and IP communication systems integration services, with the option of complete delegation of the stations to France Telecom. This solution is independent of the virtual private network supplier.

-

“Business Talk IP”, which includes the connection of the PABX and IPBX to the IP-VPN network, unlimited internal voice traffic, external voice traffic managed by France Telecom, the retention of telephone numbers and access to emergency services on the sites equipped only with IP stations, Enterprise service quality, centralized voice management, personalized indicators.

The “Business Together” plan launched at the end of 2006 and based on IP-VPN solutions, is a unified communications suite that gives the user easy access from his computer via IP telephony software (softphone) to the collaborative working tools vital to a business: audio and web conferencing.

International

Outside France, France Telecom also combined its expertise in network services with an expanded offer of added-value services to provide global, integrated and customized communications solutions. These solutions are based on network services that allow users/employees to access information systems, applications, and their mailboxes. France Telecom’s network service offer includes IP-VPN MPLS, used at the end of 2006 by over 1,450 customer businesses (compared with 1,300 at the end of 2005 and end of 2004) and available in 146 countries and territories at the end of 2006 (compared with 146 at the end of 2005 and the end of 2004).

For smaller sites, France Telecom has offered a line of solutions known as “Small Office Solutions” since 2005. These solutions are based on three levels of DSL services to allow customers to enhance performance and optimize the level of support they needs on their different sites through their global virtual private network.

4.3.4.2.3    Mobility solutions

The “Business Everywhere” offer gives businesses of all sizes a solution, which gives their traveling employees remote access from their PCs to their applications (messages, business applications), via any network using a single user interface. This offer was expanded in 2005 to communicating PDA users.

As of December 31, 2006, the “Business Everywhere” plan had 486,000 users in France, an increase of 19% over December 31, 2005 (compared with 408,000 users at December 31, 2005, an increase of 27% over December 31, 2004).

4.3.4.3    Extended business services

France Telecom is developing in France and abroad innovative services with high added value in order to:

-	assist its customers in upgrading their communications systems to IP;

-	answer their security problems and manage their critical applications that require 24/7 availability;

-	offer its customers a line of services to design, build and manage their service platforms.

This level of services may include the outsourcing of communications infrastructures and the integration of complex networks for major corporations and multinationals that are anxious to reduce the total cost of their infrastructures and focus on their core business.

4.3.4.3.1    Integration services

France Telecom offers end-to-end integration services ranging from WAN to LAN to PBX up to the customer’s telephone station. To assist its customers in their transformation to IP and in the utilization of new usages, France Telecom is implementing solutions to allow companies to migrate progressively from traditional switched networks (PBX) to leading edge IP communication services, and including consistent and global service level agreements (SLA). France Telecom provides integration services through on-site teams and online support services.

4.3.4.3.2    Project consulting and management

In both France and abroad, France Telecom offers added-value services such as project consulting and management to assist businesses in defining their strategy from assistance with solution design up to and including installation.

France Telecom also assists businesses to deploy their telecommunications solutions. The deployment offer ensures the service of the business network and related services under the best conditions for customer satisfaction in terms of engineering, coordination and delivery times.

4.3.4.3.3    Extended business services

Management of customers’ critical applications.

In the context of the convergence of telecommunications and information systems, France Telecom offers services related to information systems by positioning itself on the critical application.

France Telecom hosts, manages and operates very critical communications service platforms on behalf of customers: messaging, security, customer relations management platforms, machine-to-machine, collaborative work tools. France Telecom offers applications in ASP mode (Application Service Provider) designed for small and medium businesses and local authorities. The ASP mode consists of “pooling” the information intelligence on servers outside the company for the purpose of controlling costs, facilitating the deployment of applications, and improving the reactivity of the company’s information system.

In order to ensure the global security of the information system, France Telecom offers a line of solutions that are among the broadest in the market in order to secure access to the network, protect the company’s resources, detect and anticipate attacks.

Backed by dedicated skills and expertise, France Telecom is also positioned in specialized integration, management, application and intermediation systems, particularly in the financial, health (Almerys subsidiary) and e-administration sectors.

France Telecom offers electronic payment, dynamic virtual card and secure flow management services via the hosting of interbank trading platforms performed by its subsidiary SETIB.

Because it allows remote equipment to communicate, without human intervention, “Machine-To-Machine”, or M2M, is open to all kinds of applications in all business sectors: remote management of equipment, urban property, a fleet of vehicles, anticipation of maintenance operations and supplies, remote security and alert systems, and management of environmental risks (floods, pollution peaks), patient telemonitoring. With its “Business Machine-To-Machine” offer, France Telecom is the first operator in Europe to launch a complete M2M offer, including connectivity solutions and platforms, and packaged and custom offers that meet complex integration needs.

Customer relationship management

France Telecom offers a broad range of services to businesses to manage incoming and outgoing contacts (colored numbers) and offers a line of custom, multi-channel contact solutions so that businesses can progressively manage all their customer contacts, whatever the communication method used (telephone, fax, e-mails, chat, SMS, call-back, virtual call centers, voice recognition services). France Telecom completes this line with a turnkey solution for small and medium businesses.

4.3.4.3.4    Added-value services related to the network or infrastructure

In France, France Telecom offers a number of services linked to its access offer (voice, data, mobility).

For access to the telephone network, there are services such as speed dialing, call management and telephone conferencing, invoice management, communication of the new number, number retention, and virtual private networks (voice) with speed dialing and network management services.

For data access, there are options such as web opening for VPN access, or response or re-establishment time guarantees.

In mobile solutions, France Telecom offers optimization solutions with a plan for flow concentration.

4.3.4.3.5    Other Business Services

Other Business services include broadcast services and equipment sales and leases.

Broadcast services

France Telecom is present in the broadcast market through its subsidiary GlobeCast. GlobeCast is established worldwide through its 15 teleports and technical centers. GlobeCast transmits video and multimedia content on its satellite and optical fiber network on behalf of television and radio broadcasters, businesses, government institutions or point of sale networks. GlobeCast offers “ingest” services that digitize and distribute content on all types of networks or platforms, such a satellite television, cable networks, video on mobile, television on ADSL, or even work station streaming.

Equipment sales and leases

France Telecom installs and integrates network equipment for its customers, such as routers, PBXs and LANs (offered for sale or lease). As part of its overall assistance to the customer, France Telecom also offers PC fleet management services.

Through its subsidiary Etrali, France Telecom provides connectivity systems, services and solutions to the international financial community to manage its voice and data communications between trading rooms and their integration in the corporate information system. Etrali is the primary partner with more than 1,600 trading rooms in 48 countries.

4.4    ISSUER DEPENDENCY IN RELATION TO PATENTS

None

4.5    ACQUISITIONS AND DIVESTITURES

The main acquisitions and divestitures of France Telecom are described in the Notes to the consolidated financial statements under Note 4 “Main acquisitions and disposals of companies and changes in scope of consolidation”, Note 35 “Subsequent events” and Note 37 “Supplemental Disclosures”.

In addition, in March and April, 2007, France Telecom acquired licences in three African countries to develop mobile telecommunications and internet activities under the Orange brand: a mobile and internet licence in the Central African Republic; a mobile license in Guinea Bissau, granted to Sonatel; and a mobile license in Guinea, formerly held by the operator Spacetel, purchased by Sonatel for a renewable term of 15 years. The commercial activities of the new Orange subsidiaries in these countries are scheduled to start before the end of 2007 (before mid-2007 in Guinea Bissau).

4.6    COMPETITION

4.6.1    PERSONAL COMMUNICATION SERVICES

Orange faces significant competition from European or international wireless telecommunications providers such as Vodafone, T-Mobile, TIM (Telecom Italia Mobile), Telefónica Móviles, NTT DoCoMo and Hutchison Whampoa, all of which have international networks. In addition, Orange faces competition from national operators in each of the countries in which it operates. To the extent that use of mobile telephones is complementary to fixed line telephones, Orange also competes with fixed-line telecommunications providers.

4.6.1.1    France

Orange France’s main competitors are SFR and Bouygues Telecom. SFR, which is controlled by Vivendi and partially owned by Vodafone, started its GSM900 operations in 1992. Bouygues Telecom, which is controlled by Bouygues, has operated a GSM network since 1996. Orange, SFT and Bouygues Télécom are the three operators that hold UMTS licenses in the French market. A bid tender to award a fourth 3G license was launched in March 2007.

At December 31, 2006, the market in France included 25 mobile telephony brands. In addition to the three network operators, Orange, SFR and Bouygues Telecom, new MVNO agreements or licenses generated the commercial launching of the following 13 new brands in 2006:

-	Virgin mobile, MVNO, using the Orange network, launched in April 2006;

-	TEN, MVNO, using the Orange network, launched in June 2006;

-	Fnac mobile on the Orange network, license agreement between Fnac and Orange, launched in July 2006;

-	6 soccer teams (OL, OM, PSG, ASM, RCL and the Girondins) under license agreement with Orange, launched in September 2006;

-	Carrefour, MVNO, using the Orange network, launched in November 2006;

-	9 Mobile, MVNO, using the SFR network, launched in April 2006;

-	A mobile (Auchan), MVNO, using the SFR network, launched in October 2006;

-	TF1 mobile, license agreement between TF1 and Bouygues, launched in May 2006.

The following table shows the market shares of each of the network operators in France (at December 31):

	At December 31

	2006	2005	2004
Orange	46.6%	46.6%	47.3%
SFR	35.9%	36.1%	35.9%
Bouygues Telecom	17.5%	17.3%	16.8%

Source: Informa Telecoms & Media

4.6.1.2    United Kingdom

The principal competitors of Orange UK are the three other existing mobile telephony network GSM operators: Vodafone, O2 (a wholly-owned subsidiary of Telefónica) and T-Mobile (a wholly-owned subsidiary of Deutsche Telekom). All launched their operations before Orange UK.

In addition to these three operators, Orange UK also faces competition from the UMTS newcomer, Hutchison 3G UK Ltd, which launched its services in March 2003 under the brand “3”. Hutchison 3G UK Ltd is held by a consortium, in which the majority is held by Hutchison Whampoa.

In November 1999, a joint venture between the Virgin Group and Deutsche Telekom became the first virtual wireless network operator in the United Kingdom, when it launched its service that operates by purchasing call time from One2One (now T-Mobile). Virgin completed its public offering in July 2004 and operates under a new supply agreement with T-Mobile. Other mobile network virtual operators are presently operating in the United Kingdom.

The following table shows the market share of each of the network operators in the United Kingdom:

	At December 31

	2006	2005	2004
Orange	21.8%	22.1%	23.55%
Vodafone	20.9%	22.4%	22.7%
O2	27.3%	24.2%	23.5%
T-Mobile	24.4%	26.0%	26.05%
3 UK	5.6%	5.3%	4.1%

Source: Informa Telecoms & Media

In 2006, France Telecom unified its Enterprise operations (represented by Equant) and its Internet activities (represented by Wanadoo) under the “Orange” brand. As a result, the “Orange brand”, now extended to non-mobile activities, builds on this diversity of services offered to customers. At the same time, it is evolving in a competitive environment expanded to these new activities, for example the broadband market with players like Talk Talk (operated by Carphone Warehouse), SKY and British Telecom.

4.6.1.3    Spain

Orange has been competing for several years with two other operators: Telefónica Moviles, a subsidiary of Telefónica, and the Spanish subsidiary of Vodafone. In November and December 2006, other players appeared, including Yoigo (previously Xfera, a subsidiary of TeliaSonera in Spain) and the MVNOs (Carrefour Mobile, Happy Móvil-The Phone House, and Euskaltel). Only Telefónica and Vodafone hold a GSM license and a UMTS license. Yoigo holds the fourth UMTS license and the other operators are MVNOs.

The following table shows the market share of each of the network operators in Spain:

	At December 31

	2006	2005	2004
France Telecom España (Orange)	24.0%	23.7%	24.2%
Telefónica Mobiles	46.2%	47.5%	49.6%
Vodafone	29.7%	28.8%	26.2%
Yoigo	0.1%	—	—

Source: Informa Telecoms & Media

Although the market is still growing rapidly, 2006 was marked by intensified competition with a significant change in the environment: the shift of Amena under the “Orange” brand, the late arrival of the fourth UMTS operator (Yoigo), and an increase in MVNO services (Carrefour Mobile, Happy Móvil-The Phone House and Euskaltel).

Finally, a large number of MVNO licenses were also granted by the regulatory authority.

4.6.1.4    Poland

PTK, which has been operating since September 2005 under the “Orange” brand, initiated its GSM activity in 1998, two years after its competitors. In 2006, PTK became the leading mobile telephony network operator in Poland based on number of customers (Source: PTK). The other mobile telephony network operators are PTC (majority held by Deutsche Telekom) and Polkomtel (operating under the Plus brand and held by Vodafone, TDC and Polish companies).

The following table shows the market share of each of the network operators in Poland (as of December 31):

	At December 31

	2006	2005	2004
PTK	34.3%	33.8%	32.2%
Polkomtel	32.2%	30.6%	30.4%
PTC	33.5%	35.6%	37.4%

Source: Informa Telecoms & Media.

As of December 31, 2006, 125 companies had obtained authorization to conduct an MVNO activity, and three had effectively signed an MVNO contract.

The most significant events in 2006 in the Polish market were the signatures of the following agreements:

-

the domestic roaming agreement under which the mobile operator P4, operating under the Play brand, can use the infrastructures of Polkomtel (the agreement excludes 3G, however, for which Play has obtained a license);

-	the MVNO agreement between Polsat Cyfrowy and PTC;

-	the MVNO agreement between mBank and Polkomtel;

-	the MVNO agreement between PTK Centertel and Avon.

The mobile operator P4 announced the launch of its services on its UMTS network in March 2007.

4.6.1.5    Rest of the world

The following tables (at December 31) show the market share of the network operators in the principal countries in which France Telecom operates.

Belgium: Mobistar competes with two other operators: Belgacom Mobile (under the “Proximus” brand), wholly owned by Belgacom after the purchase of Vodafone’s stake in 2006, and BASE (formerly KPNO) wholly owned by KPN Mobile.

	At December 31

	2006	2005	2004
Mobistar	33.2%	33.2%	33.5%
Belgacom Mobile	44.7%	48.0%	49.4%
BASE	22.1%	18.8%	17.1%

Source: Informa Telecoms & Media

The Netherlands: The Dutch market is one of the most competitive mobile telephone markets in Europe with four operators: KPN Mobile which purchased Telfort in October 2005; Vodafone; T-Mobile; and Orange.

	At December 31

	2006	2005	2004
KPN Mobile	49.5%	50.6%	50.9%
Vodafone	21.8%	22.9%	22.8%
Orange Nederland	12.9%	12.1%	11.3%
T-Mobile	15.8%	14.4%	15.0%

Source: Informa Telecoms & Media

Romania: Orange Romania competes with three other operators. Vodafone Romania, wholly owned by Vodafone Group plc, Telemobil/Zapp owned by Inquam, which is itself held by Qualcomm, and Cosmote, 70% held by Cosmote Group and 30% by Rom Telecom, the Romanian national fixed-line operator.

	At December 31

	2006	2005	2004
Telemobil	2.9%	2.8%	2.7%
Vodafone Romania	44.1%	44.9%	48.1%
Orange Romania	46.0%	51.6%	48.3%
Cosmote Romania	7.0%	0.7%	0.9%

Source: Informa Telecoms & Media.

Slovakia: Orange Slovensko currently competes with another operator T-Mobile (Eurotel), which is wholly-owned by Slovak Telecom, which is majority-owned by Deutsche Telekom.

	At December 31

	2006	2005	2004
T-Mobile	45%	43.8%	44.7%
Orange Slovensko	55.0%	56.2%	55.3%

Source: Informa Telecoms & Media.

Switzerland: Orange Communications S.A. competes with other wireless network operators, including Swisscom Mobile, which is owned by Swisscom, and Sunrise, owned by TeleDanmark.

	At December 31

	2006	2005	2004
Swisscom	63.1%	62.8%	62.7%
Sunrise (TDC)	18.0%	18.9%	19.1%
Orange	18.6%	18.2%	18.2%
Tele 2	0.3%	—	—

Source: Informa Telecoms &Media

Egypt: ECMS (Mobinil) was the first wireless operator in Egypt. At December 31, 2006, ECMS held the largest market share, for both the prepaid and contract. The only competitor of ECMS is Vodafone Egypt. In 2006, two UMTS licenses were awarded to Etisalat and to Vodafone Egypt.

	At December 31

	2006	2005	2004
ECMS	51.5%	55.1%	53.7%
Vodafone	48.5%	44.9%	46.3%

Source: Informa Telecoms & Media for 2004 and 2005. Egyptian regulatory authority (NTRA) for 2006.

4.6.2    HOME COMMUNICATION SERVICES

4.6.2.1    France

In 2006, competition was focused on broadband and the year was marked by consolidation transactions and by convergence in the broadband services offered: rapid expansion of the triple play offers (Telephony, Internet, television) and the launch of convergent offers with wireless.

Consolidation in the fixed-line market

Neuf Cegetel completed a public offering in October 2006, after SFR and Louis Dreyfus raised their interest in the company, and it purchased the French subsidiary of AOL in September, strengthening its position in the Internet and ADSL market.

SFR intends to enter the ADSL market in 2007 and has signed a virtual fixed-line operator agreement with Neuf Cegetel for this purpose, and is now in exclusive talks to acquire Télé2 France.

In 2006, there is only one cable operator left in the French market after the purchase of Noos by Numericâble in the first half. Generally, cable has a weak presence in France, with a total of 650,000 broadband Internet customers at the end of the third quarter of 2006 (source ARCEP: Observatoire des marchés, Q3 2006).

At the end of 2006, France Telecom’s leading competitors in the entire consumer fixed-line market were: Télé2, NeufCegetel, Free, Telecom Italia, Club Internet and Numéricâble.

Concentration of the competition in broadband

Broadband represented 80% of Internet subscriptions at the end of the third quarter of 2006 and DSL lines represented 94.4% of the broadband accesses (ARCEP: Observatoire des marchés, September 30, 2006).

The leading Internet service providers, as well as the network operators, made a choice to invest in their infrastructures in order to migrate toward unbundling.

At December 31, 2006, the unbundled zones covered 60% of the population (source: ARCEP: unbundling indicators, September 30, 2006).

	At December 31

Number of distribution frames and unbundled lines	2006	2005	2004
Number of distribution frames available for unbundling	1,789	1,107	893
Number of unbundled lines (in thousands) (partially and fully)	3,940	2,820	1,591
Number of fully unbundled lines	2,120	592	—

(source: ARCEP: Tableau de bord du dégroupage at December 31, 2006)

Full unbundling allows alternative operators and Internet service providers using it to provide their customers with a single bill including telephone line subscription, telephone calls and broadband services (Internet access, television via ADSL and VoIP).

France Telecom’s launch of a wholesale offer of telephone subscription service in April 2006 and a wholesale offer of bare ADSL in July 2006 will allow offering subscription offers to the included line.

VoIP grew substantially in 2006, as the percentage of Voice over IP communications rose from 11% in the last quarter of 2005 to 18.6% in the third quarter of 2006 (ARCEP: Observatoire des marchés).

Most of the operators have a “triple play” offer (Internet, telephony, television): Free, Neuf Cegetel, Telecom Italia (Alice), T-Online (Club internet), Noos-Numericâble. The Darty distributor introduced an ADSL offer, with the “triple play” option by using the Completel network.

The fixed-line and wireless convergence offers appeared in 2006 with: “Unik”, the GSM/Wi-Fi convergent telephone from France Telecom, the Wi-Fi modem from Free adapted to allow telephony over Wi-Fi with a hybrid telephone, and “Twin”, the hybrid telephone from Neuf Cegetel on GSM and Wi-Fi.

In 2006, France, Telecom, Iliad and Neuf Cegetel announced their intention to invest in optical fiber (FTTx), which will offer higher speed, and to deploy new added-value services.

In the traditional voice market, there was a decline in the number of subscriptions with carrier selection, both on a per-call basis and with pre-selection, which was tied to the growth in VoIP: -12% between September 2005 and September 2006, with 5.5 million customers for preselection and 1.7 million customers for call-by-call selection at September 30, 2006 (ARCEP: Observatoire des marchés).

Operator market share:

On switched voice, the leading competitors of France Telecom in the consumer market are Télé2 and Neuf Cégétel. France Telecom’s market share, measured on traffic using its networks, continued steady at about 68%.

	At December 31

Consumer market share of France Telecom	2006	2005	2004
all destinations, switched voice	68.6%	67.8%	69.4%

Source: France Telecom.

In broadband Internet, France Telecom confirmed its leadership with the success of the Livebox and its multi-service offers.

According to Idate, the market share for the various broadband operators at the end of June 2006 was as follows:

France Telecom	Free	Neuf Cégétel	Telecom Italia France (Alice)	Numericâble	AOL	Club Internet	Télé2
47%	17%	13%	6%	5%	5%	4%	3%

France Telecom’s market share in ADSL was estimated at approximately 49.3% as of December 31, 2006 (source: France Telecom).

Portals

Orange Publicité, the Orange advertising division is a leader in the online advertising market in France in terms of audience, with a reach of 69% in December 2006 (66% in December 2005 for Wanadoo advertising, source: Nielsen Home & Work panel) and in terms of advertising revenues, with a 12.6% market share in online advertising over the period from January to December 2006 (source: TNS Média Intelligence, which extended the scope of the market measured to new sites in 2006).

The Group must face numerous providers of global or local portal services, all of which belong to one of the following three main categories:

-	the portals of other services providers: in France, this is particularly AOL France, Club Internet, Free;

-	the portals of general sites with a large audience and search engines: particularly Microsoft/MSN, Google, Yahoo!;

-	the media sites: press, television, radio.

4.6.2.2    Poland

As of December 31, 2006, TP Group’s market share in terms of traffic in the consumer and business segment was as follows, based on estimates:

■	access telephone line: 88.6%;

■	local calls: 80.6%;

■	national telephone calls: 75.4%;

■	international telephone calls: 66.6%;

■	fixed-line to wireless: 77.7%.

In the fixed-line telephony segment, the TP Group’s main competitors are as follows:

■	Netia, a company held by institutional investors;

■	Dialog (a subsidiary of KGHM, a state-owned copper producer, whose share capital is partially held by the Polish State);

■	Multimédia Polska (previously TeleNet), a company held by institutional investors and listed for trading on the Warsaw stock exchange.

■	Tele2, a subsidiary of Sweden’s Tele 2 AB.

The main competitors of TP Group with telecommunications infrastructures are Netia and Dialog, with market shares of 3.5% and 3.8% respectively (TP Group estimates). Netia and Energis traditionally focused on business customers, but the two companies have announced an upcoming change in their strategy to move toward the mass markets, the result of increased competitive pressure on the TP wholesale offer. In fixed-line telephony, TP also competes with Tele2, a virtual network operator that focuses on residential customers.

Internet

TP Group believes that it is the largest Internet service provider in Poland for both residential and business customers. TP Group is a leading player in low-speed Internet. As of December 30, 2006, TP Group’s market share in terms of consumer traffic was approximately 95%, compared with 94% at December 31, 2005. TP also retained a significant market share in broadband communications with 70.2% at year-end 2006, up from 71.1% at the end of December 2005. However, the broadband market is becoming increasingly competitive. In May 2006, the Polish regulatory authority (UKE) signed a decision concerning TP’s “Bitstream” base offer, forcing it to provide data transmission access to the other operators. As a result, operators like Netia and Dialog can offer broadband plans to TP customers with a substantial price reduction. However, the major competitors in the broadband market are still the cable network television operators (UPC Polska, Aster Group, Multimedia Polska), which have intensified their “triple-play” offers. Various micro services and local access network providers also have a strong presence in Poland, with a market share of about 32.5% in December 2006.

4.6.2.3    Rest of the world

United Kingdom

In the United Kingdom in mid-2006, 67% of the Internet customers were broadband customers. DSL customers represented 75% of broadband. Unbundling lags behind with only 8% of the DSL lines unbundled or owned by third party operators, compared with 32% in France (source: Idate Digiworld 2006 edition - Telecoms in Europe).

Competition intensified enormously in the broadband segment in 2006. Cable is strongly represented by NTL following its merger with Telewest. Carphone Warehouse relaunched the price war with its “Free broadband” offer coupled with telephony in the second quarter of 2006. Sky has entered the ADSL market. Tiscali acquired HomeChoice. The principal telephone operators and Internet Service Providers (ISPs) have announced ambitious unbundling plans. The British operations of AOL were sold to Carphone Warehouse.

“Double play” offers have become the standard, combining broadband Internet and switched voice or voice over IP, sometimes with subscription to the telephone line. A few players are offering “triple play” (Internet/Voice/TV) and some are announcing “quadruple play” (NTL).

At the end of June 2006, the respective market shares held by the main players in the UK broadband market were as follows:

BT	NTL	AOL UK	Tiscali UK	Orange	Carphone	Other
24%	25%	13%	11%	9%	5%	13%

(source: : Idate 2006)

Spain

In Spain in mid-2006, 87% of the Internet customers were broadband, with DSL access representing 78% of the broadband service and only 15% of the DSL lines were unbundled (source: Idate mid-2006).

Competition is intensifying in the broadband market as most of the operators are now offering “double play” voice+ Internet, like France Telecom, which initiated this offer in 2004, and exerting strong pressures on prices. The voice/Internet/TV “triple play” offers have multiplied with the recent Orange and Jazztel launch of their IPTV offer to compete with the IPTV service from Telefónica (Imagenio). T-Online has also announced the roll-out of its IPTV, which is still, however, not yet being marketed.

In mid-2006, the respective market shares of the main players in the broadband Internet market in France were as follows:

Telefónica	ONO	France Telecom Espaňa	Jazztel	T Online Ya Com	Other
55%	16%	10%	4%	3%	12%

(source: Idate 2006)

Netherlands

In the Netherlands in mid-2006, Internet penetration was very high, and broadband accounts for 87% of the Internet base. DSL accesses represented 62% of broadband customers, and unbundling is very rapidly expanding, with 30% of the DSL accesses unbundled (source: Idate mid-2006).

Competition is intense in the broadband segment with a strong presence by cable operators. All the major ISPs have an unbundling strategy: Orange, Telecom Italia/BBNED, Tele2/Versatel. In September 2006, KPN announced the purchase of Tiscali.

The “double play” (Internet+voice) and “triple play” offers are already present in the Dutch market, but IPTV had not yet established a strong presence in the Netherlands in 2006.

In mid-2006, the respective market shares held by the main players in the Dutch broadband Internet market were as follows:

KPN	Essent	UPC	Orange	Tiscali	Télé2	Other
40%	14%	12%	11%	6%	4%	13%

(source: Idate 2006)

4.6.3    ENTERPRISE COMMUNICATION SERVICES

The business communications market in which France Telecom is evolving is rapidly transforming and is moving from providing traditional telecommunications toward “all IP” and toward an offer of network and IT convergence services (Information Technologies): integration services, managed services, IT infrastructure services, customer relationship management, machine to machine communications. This convergence toward IP tends to break down the borders between the world of telecommunications and the world of services related to information systems (IS), making the competitive environment increasingly complex.

In its approach to assisting businesses with these new convergence challenges, France Telecom is facing stiffer competition from telephony operators, but also from other players who are not part of the traditional competitive landscape for telecommunications operators. Information system companies are endeavoring to extend their skills to operating networks, whereas network operators are expanding their line of services to the integration of services. In addition, equipment suppliers, while continuing to serve as partners to network operators, are diversifying into other areas within the telecommunications sector.

4.6.3.1    France

In France, France Telecom’s main fixed-line telephony competitors are:

■

General telecommunications operators, such as Neuf Cegetel, which offer voice and data services generally targeted at consumers. After a public offering in the third quarter of 2006, Neuf Cegetel has confirmed its position as the second biggest player in fixed-line telephony in France.

■

Local loop alternative national operators, such as COLT Telecom and Completel, which are positioned in the voice and data transmission market in France for multinational corporations. These operators are now developing a stronger commercial presence with small and medium size businesses.

These network operators (general and alternative national) can provide their customers with network access, either through unbundling of the local loop or through alternative local loops.

■

Global telecommunications service operators, including BT Global Services, AT&T Business Services or Verizon Business, which offer multinational customers services with a strong network and data component. These operators are able to carry customers’ local, national and international long-distance calls by using the France Telecom network interconnection services. In the IP growth market in France, these businesses are executing specifically-targeted offensive campaigns. France Telecom believes that the geographic coverage, the capacity and technological strength of its network gives it a very solid position against these competitors.

■

“Co-competitors”, network integrators and managed service providers who operate in the Enterprise market in France. In these areas where the market is still relatively fragmented, France Telecom faces “co-competition” from companies like Telindus-Arche (Belgacom Group), NextiraOne, Spie Communication, Getronics and Dimension Data, which operate using a multi-provider approach. In 2006, France Telecom enhanced its position and its expertise in these activities with the acquisition of three IT players positioned in niche markets: Diwan, Neocles and Silicomp.

■

Companies specializing in the deployment and supply of managed services, outsourcers and systems integrators like IBM Global Services, EDS, HP Services and Atos Origin. Businesses need simplicity in the face of increasingly complex technologies. France Telecom is focusing on assisting its customers in transforming their communications systems toward IP and providing services ranging from the audit and advising phase to design, deployment and management of their telecom applications. The principal service categories in which these companies are positioned include:

-	network integration;

-	outsourcing/TMA (Third-Party Maintenance Application);

-	consulting and engineering;

-	infrastructure management.

In addition, in the mobility market, partnerships among mobile operators and integrators are being formed and offer wireless data transmission solutions to businesses.

4.6.3.2    International

Outside France, France Telecom must compete with the following types of companies:

■

Global telecommunications service operators: long-established competitors in the network services market, including the following companies: AT&T, Verizon Business, BT Global Services, T-Systems, COLT Telecom. These companies offer a comprehensive range of data transmission services to supplement their more traditional voice services. In addition, virtual operators like Vanco can assemble and direct the services of third-party operators located in different countries.

■

National voice and data transmission operators: in certain countries, France Telecom must also compete with historical operators. Some of these operators still have a special regulatory status and still enjoy exclusive rights to supply certain services. Most of them have historically dominated their local telecommunications market.

■

System integrators and outsourcing companies: customers are also demanding solutions that integrate design, installation and support of network and office services, as well as the supply and distribution of network and office equipment. In these areas, the market is fragmented both geographically and at the level of the competitors’ activities. The main categories of competitors to supply such services include:

■

The IT service and outsourcing companies, like IBM Global Services, Accenture, EDS, Cap Gemini or even Wipro and TCS. These companies offer a selection of services, only some of which compete with the France Telecom portfolio of products, which can lead to periodic cooperation on certain projects. France Telecom is working to develop partnerships with some of these players.

■

Network integrators and managed service providers: in these segments, in which the market is extremely fragmented, France Telecom must compete with both small local players and larger companies with international operations, such as Dimension Data, Getronics, NextiraOne or Telindus (Belgacom Group). The competition depends primarily on the ability to move up the value chain by providing additional services, such as net design and installation and support services.

■

IT and office equipment suppliers: this market is often fragmented and local, even though players like Computacenter are trying to develop multinational offers. In the developed countries, the competition in this sector is primarily driven by price and several players are experiencing difficulties.

4.7    REGULATION

The environment in which France Telecom conducts its business operations, both in France and in the other countries of the European Union, continues to be dominated by the implementation of sectorial regulations that are expected to gradually disappear in favor of the application of common competition law only.

This section describes the essential elements of the European regulatory and legal framework applicable to the Group’s operations, with the specific conditions in the four countries in which the Group primarily operates: France, the United Kingdom, Poland and Spain. The environment in which France Telecom conducts its business operations, both in France and in the other countries of the European Union, continues to be dominated by the implementation of sectorial regulations that are expected to gradually disappear in favor of the application of common competition law only.

This section describes the essential elements of the European regulatory and legal framework applicable to the Group’s operations, with the specific conditions in the four countries in which the Group primarily operates: France, the United Kingdom, Poland and Spain.

4.7.1    APPLICABLE EUROPEAN LAW AND REGULATION

The current European regulatory framework governing electronic communications consists of a “Framework” directive (2002/21/EC) and four specific directives: “Authorisation” (2002/20/EC), “Access” (2002/19/EC), “Universal service” (2002/22/EC) and “Privacy and Electronic Communications” (2002/58/EC).

The “Framework” directive defines the basic principles and rules to be applied in order to harmonize the internal market. It sets forth the general objectives and regulatory principles governing the promotion of competition, the development of the internal market, and the protection of the interests of the citizens of the European Union. It frames the missions of the National Regulatory Authorities (NRAs), particularly their role and jurisdiction during the market definition procedure, the analysis of the relevant markets, and the identification of players with significant market power, which are all necessary prerequisites to the definition of regulatory obligations.

The list of the relevant markets is defined in a recommendation (2003/311/EC) provided for in the “Framework” directive. In order to be eligible for the list of relevant markets, a market must meet all of the following three criteria:

-	the existence of a high and non-temporary barrier to entry, whether structural, legal or regulatory;

-	a market structure that predicts no change toward a situation of effective competition;

-	the inability of the competition law alone to correct the market failures.

The recommendation of February 11, 2003, currently in force, contains 18 markets: 7 retail markets and 11 wholesale markets. The “Framework” directive provides for a regular update of this recommendation.

Where competition is not effective in a given market, the National Regulatory Authorities (NRAs) must identify the players with significant market power.

Once a player has significant market power, the NRA may impose regulatory obligations on that player, provided that they are justified and proportional to the problem identified. For a retail market, the NRA uses the obligations stipulated by the “Universal Service” directive. Its control is intended to verify that the rates charged do not limit competition, while protecting the interests of the end users. For a wholesale market, the NRA chooses the appropriate obligation or obligations in the “Access” directive.

The European Commission, which the NRA must advise of its proposed decisions, may use its veto right, which can be applied only to the market definition or to the designation of a company as having a significant market power. This right has been used several times by the European Commission.

The purpose of the “Authorisation” directive is to create a legal framework that guarantees the freedom to provide electronic communications networks and services. The general authorisation system replaces the prior system of granting individual licenses. The general authorization gives companies that offer networks and electronic communications services to the public the right to negotiate interconnection agreements.

This directive authorizes the maintenance of individual licenses only with respect to the use of radio frequencies and numbers when it is deemed necessary.

The purpose of the “Access” directive is to establish, for relations between network and service providers, a regulatory framework that promotes the development of sustainable competition and guarantees the interoperability of electronic communication services, while offering benefits to consumers in accordance with the principles of the internal market. This directive gives the NRAs the possibility of imposing on a company declared to have significant market power in a relevant wholesale market a list of regulatory obligations, provided they are appropriate and in proportion to the problem identified: obligations of transparency, non-discrimination, accounting separation, access to and use of specific network resources, price control, and implementation of a cost accounting system.

The “Universal Service” directive is designed to ensure the availability throughout the European Union of good quality services accessible to the public through competition and effective choices, and to handle the cases where the needs of the end users are not correctly met by the market. In addition to the specific universal service obligations, which cover a minimal set of services of specific quality accessible to all end users at an affordable price, it includes the provisions governing:

-	the regulatory control of companies with significant market power in the relevant retail markets defined in the recommendation on relevant markets;

-	and the protection of the interests and rights of the user.

The universal service obligations cover the supply of an access at defined positions, the supply of telephone information services and directories, the supply of pay public telephones, and the availability of specific measures for disabled users.

This directive also defines the obligations which an NRA may impose on a company with Significant Market Power in a relevant retail market, in terms of price control, and of carrier selection and pre-selection obligations. The number portability obligation is required of all companies, whether or not they have market power.

The “Protection of personal data and privacy” directive governs the treatment of personal data. It defines the conditions under which data on traffic may be stored and processed, particularly to establish the bills of the subscribers and payments for interconnection. It defines the services that must be provided to subscribers if they wish, such as detailed invoicing, the presentation or restriction on the identification of the calling line and the connected line, and call forwarding. It also makes listing in a subscriber directory subject to prior and free information provided to the subscribers. Regarding the use of automated call systems without human operations, fax machines or electronic email for direct prospecting purposes, the directive establishes the opt-in principle.

In the context of the fight against criminal activity, the Commission in 2006 adopted directive 2006/24/EC amending the “Protection of personal data and privacy” directive, under the terms of which the member States ensure that certain kinds of electronic communication data are kept for a period decided by each member State and ranging from six months to two years. Each member State may also define the existence and conditions for reimbursement of the costs incurred by the operators.

Review of the regulatory framework

The recommendation on the list of relevant markets will be reviewed by the end of October 2007, effective immediately. The European Commission has recommended the removal of certain retail markets (markets 3 to 6) from the list of relevant markets because they are now considered competitive, but does not appear to be considering a reduction in the number of relevant wholesale markets. It does, however, favour a public debate on markets 15 and 18.

Regarding international roaming on mobile networks (market 17), the European Commission adopted in July 2006 a proposal of regulation which recommended capping the retail and wholesale voice roaming rates of European mobile operators. The proposition to regulate retail prices, after being amended by the Council of the EU and the European Parliament, was approved by the European Parliament on May 23, 2007. The wholesale cap has been set at 30 eurocents per minute at the first year and will decrease in two steps to 26 eurocents per minute by 2009. The regulated retail price is set at 49 eurocents per minute for outgoing calls and 24 eurocents per minute for incoming calls and will decrease in two steps to 43 eurocents and 19 eurocents per minute respectively by 2009. The Council of the EU formally adopted the regulation on June 7, 2007. The regulation should enter into force at the end of June 2007. The regulation will come into force for three years.

Finally, the current regulatory framework must also be reviewed. At the end of a public consultation organized in 2006, the Commission is expected to propose a review of the existing directives by the end of October 2007.

4.7.2    FRENCH LEGAL AND REGULATORY FRAMEWORK

The French legal and regulatory framework defines the legal regime under which the Group operates in France, the authorities responsible for its activity at the legal and regulatory level, the role of France Telecom in providing Universal Service, the regulation of electronic communications, particularly the regulation resulting from the transposition of the European directives, and the management of frequencies.

4.7.2.1    Legal Framework

The electronic communications sector is primarily governed by the Postal and Electronic Communications Code (CPCE), and by the laws governing electronic commerce, consumer protection, and the protection of personal data.

The legal framework for electronic communications

The French law results directly from the European rules described above in that it transposed the European directives on the liberalisation of telecommunications.

During the first market liberalisation phase (1990-1998), the French Postal and Telecommunications Code then in force was fundamentally reformed by French law 96-659 of July 26, 1996 (Loi de Réglementation des Télécommunications or the LRT), the general objectives of which were to create a framework for a fully competitive telecommunications market, to ensure the provision of universal telecommunications service, and to establish an independent telecommunications regulatory authority: the Autorité de régulation des télécommunications (ART) (French telecommunications regulatory authority).

Law 2004-669 of July 9, 2004 governing electronic communications and audiovisual communication services, which transposes into French law most of the “2002 telecom package”, led to a complete and in-depth restructuring of the regulatory framework for telecommunications, the Internet and audiovisual activities.

In May 2005, the ART became the ARCEP (Autorité de régulation des communications électroniques et des postes) pursuant to Law 2005-516 of May 20, 2005 regulating postal activities which gives ARCEP regulatory control of those activities.

The major elements of the current legal framework are as follows:

■

The framework applicable to the establishment and operation of networks and to providing electronic communications services is now a system of simple declaration for each of the declared operator categories: establishment and operation of networks open to the public, provision of public telephone services, provision of public electronic communications services.

■	In the context of its regulatory mission, the mission of ARCEP is to analyze the relevant markets, i.e. those which may be subject to specific regulation.

■

Local municipalities and their groups may now establish and operate on their territory electronic communications networks and infrastructures which they can make available to operators or to independent network users.

The legal framework for the “information society”

Law 2004-575 of June 21, 2004 on confidence in the digital economy (LCEN) is designed to strengthen confidence in the use of the new technologies. It transposes directive 2000/31/EC of June 8, 2000 governing certain legal aspects of the information society services, particularly electronic commerce, sets for the levels of responsibility of Internet service providers and hosts, and covers electronic commerce, encryption and cybercriminality.

It stipulates an autonomous legal system for all Internet services. The LCEN stipulates that Internet technical providers do not have a general obligation to monitor the content of the information they transmit or store, with the exception of any targeted and temporary monitoring activity requested by the courts. In addition, hosts incur no civil liability because of the activities or the information stored at the request of a recipient of those services if they had no effective knowledge of the illegal nature or of facts or circumstances indicating illegal nature or if, once they were aware of such illegal nature, they act promptly to remove the data or make access impossible.

The DADVSI law adopted in June 2006 transposes into French law European directive 2001/29/EC on the harmonization of certain aspects of copyright and related rights in the information society. This law provides for fines and prison terms for any person publishing software that is clearly intended to make protected works available to the public or which facilitates the distribution of software that breaks technical protection measures (DRM). The right to a private copy is limited by the DRM measures. In April 2007 the French Ministry of Culture created a DRM authority, called ARMT (Autorité de Régulation des Mesures Techniques) to enforce copyright laws in the Internet. ARMT is an independent administrative authority which has the power to pronounce financial penalty. The chairman of ARMT must submit to the Conseil de la concurrence, the French national competition authority, any anticompetitive practice he could be aware of in the sector of the technical measures.

4.7.2.2    Authorities

The law of July 9, 2004 strengthens ARCEP’s regulatory powers (ARCEP - Autorité de régulation des communications électroniques et des postes). ARCEP is an independent administrative authority, with its own staff and its own budget, funded partly by fees and royalties paid directly by operators and partly from State funds. ARCEP has seven members who make up the Board of the Authority. The Chairman and two members are appointed by the government, and the four other members are appointed by the President of the French Senate and the President of the National Assembly respectively. The term of office is six years and is not renewable.

ARCEP monitors operators’ compliance with applicable legislative and regulatory provisions pursuant to the CPCE and their authorisations. ARCEP can punish failure to meet these obligations by suspending the operator’s authorisation, reducing the period of validity by up to one year, or by revoking it. It can also levy fines of up to 3% of the operator’s annual revenues, or 5% for repeated offenses. Where a serious and immediate violation of industry regulations has been committed, ARCEP can order the application of protective measures without prior formal notice pursuant to Article L.36-11 of the CPCE. In addition, where a violation might result in serious loss to an operator or to the entire market, the Chairman of the ARCEP can request the Chairman of the litigation division of the Conseil d’Etat, ruling in summary proceedings, to order the party responsible to comply with the rules, subject to a penalty for non-compliance, if necessary.

ARCEP handles the declarations concerning operation of networks open to the public, provision of telephone service to the public, or provision of electronic communications to the public. It also handles applications for the licenses needed to provide public services using radio frequencies.

ARCEP establishes the list of relevant markets, taking the utmost account of the guidelines and recommendations of the European Commission. Once it has analyzed the state and foreseeable trends in competition in these markets, and after consulting with the Conseil de la concurrence (French national competition authority), ARCEP establishes the list of operators that are deemed to have a significant market power in each such market.

At the end of this analysis, ARCEP has the ability, as long as the remedy is appropriate and proportional to the objectives of the regulation, to submit the relevant operators to certain obligations (ex-ante regulation), particularly to force them to publish a detailed technical interconnection or access offer as well as rates in the wholesale markets, to require modifications in such offers, and to force them to accede to reasonable requests for access to network elements or the related resources (Article L. 38 CPCE).

When these remedies are considered insufficient, ARCEP may also impose measures in the retail markets on operators with a significant market power, such as an obligation not to couple services unfairly, not to charge excessive rates nor eviction rates.

Pursuant to Article L. 36-8 of the CPCE, in the event of a refusal to provide interconnection or access, a breakdown in business negotiations or a disagreement concerning the signing or execution of an agreement for interconnection or access to a telecommunications network, a disagreement on the existence and conditions of shared usage of rights of way and easements, either party may refer the dispute to the ARCEP. ARCEP also has the power in an arbitration proceeding to set the technical and rate conditions for performing the activity of electronic communications operator or for establishing, making available or sharing electronic communications infrastructures and networks by the territorial communities.

Pursuant to Article L. 34 of the CPCE, it can be specifically petitioned to settle disputes related to the technical and financial terms and conditions for the sale of subscriber lists for the purpose of publishing a universal directory or providing a universal information service.

ARCEP is responsible for implementing and managing the public numbering plan, allocating the band frequencies it has been assigned, participating in the preparation of technical standards and supervising the network interface declarations. It assigns rare frequency and numbering resources transparently and without discrimination. The use of frequencies is subject to the payment of an annual royalty.

The Minister in charge of Electronic Communications retains his role, jointly with the Minister of the Economy, Finance and Industry, in the approval of service rates only for services that have not yet been covered by the corresponding market analysis. With respect to the services which are regulated following a market analysis, ARCEP has a veto right over the rates for those services under Article D. 315 of the CPCE.

In addition, ARCEP determines the amount of the operators’ net contributions and the amounts owed by the fund to operators with universal service obligations.

Finally, pursuant to Article L. 36-10 of the CPCE, the Chairman of ARCEP must submit to the Conseil de la concurrence any abuse of a dominant position and any practice that inhibits the free exercise of competition which he might identify in the electronic communications sector. The Chairman may also seek an opinion from the Conseil de la concurrence on any other matters within his jurisdiction. The Conseil de la concurrence must receive an opinion from ARCEP on any practice submitted to it in the electronic communications sector that is within ARCEP’s jurisdiction.

Since January 1, 1997, the Agence Nationale des Fréquences (ANFR) has been responsible for planning, managing and monitoring the usage of radio frequencies and for co-ordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided among eleven authorities: government ministries, ARCEP and the Conseil Supérieur de l’Audiovisuel (CSA) (superior audiovisual council). The ARCEP and the CSA have the authority to allocate to users the frequency bands over which they have control.

4.7.2.3    Role of France Telecom in universal service

Pursuant to Article L. 35-2 of the CPCE, any operator willing to and capable of providing universal service throughout French territory may be given the responsibility of providing one of the following components of universal service:

-	a quality telephone service at an affordable price;

-	information services and a subscriber directory in both printed and electronic form;

-	access to public call boxes.

The operators responsible for these various components are appointed at the end of a public competitive bidding process.

Following a competitive bidding process, three orders dated March 3, 2005 designated France Telecom as the operator responsible for providing the three components of universal services: telephone service for a period of 4 years; public call boxes for a period of 4 years; universal directory and universal information services for a period of 2 years.

An order of March 29, 2007 désignated France Telecom as the operator for providing directory and universel information services for a new period of 2 years.

For the universal directory and universal information services, the Decree 2005-606 of May 27, 2005 specified the conditions for listing subscribers in the universal directories. Customers must inform their fixed-line operators of their refusal to be listed in the directory (“opt-out”), whereas for mobile telephony, customers must inform their operators if they wish to be listed in the directory (“opt-in”).

Pursuant to Article L. 35-3 of the CPCE, the financing of universal service is provided by the universal service fund. The operator required to provide the universal service will be entitled to a payment as soon as the net costs attributable to the universal service obligations represent an excessive charge. Every year, a decision by ARCEP specified the net cost of the universal service obligations and the contribution of each operator to the universal service fund.

Decree 2005-75 of January 31, 2005 amending the CPCE assigns control of the universal service rates to ARCEP.

In this role, in February 2005, ARCEP considered that the reduction in the “subsidized” line rental rate, the multi-year increase in the main line rental rate, the increase in set-up fees and the changes in the national telephone call rates were in accordance with the principles defined by the CPCE.

In July 2006, ARCEP submitted France Telecom to a price control for universal service telephone calls over the period from January 1, 2005 to December 31, 2008. This price control applies to a representative basket of telephone communications composed of calls to fixed-line and mobile phones in France and its overseas territories, and no longer individual control over each rate. The average annual price of each basket will change every year at most equal to the rate of change in the consumer price index (excluding tobacco) minus 3% and minus reductions in call termination rates. Every year, France Telecom must transmit to ARCEP all the elements necessary to monitor compliance with the universal service price control no later than March 1 of the following year. The Authority found that, given the rate reductions implemented in 2005 and 2006, France Telecom had already complied with and even exceeded its commitments for those two years.

4.7.2.4    Regulation of electronic communications

The regulation of electronic communications is now largely the result of decisions made by ARCEP following the market analyses it has made: for fixed-line communications, these are the markets associated with broadband fixed-line services, narrowband fixed-line services, and capacity services (leased lines); for mobile communications, these are the voice and SMS call termination markets. The analysis of the access and call origination on mobile networks market has been postponed. Finally, certain specific aspects of the regulation do not come from the market analysis as defined by community rules: number management, number portability, telephone information services, and added-value services.

The regulatory framework stipulates no specific regulation for the convergent offers that France Telecom launched in 2006 with a specific attention to anticipate the reproducibility requirements demand by the competition law.

Fixed-line communications

Markets associated with broadband offers

There is no ex ante regulation over France Telecom retail offers in the residential and business markets. Obligations on wholesale markets 11 and 12 were set until 2008. Market 12a was covered by an additional analysis in 2006.

Market 11

ARCEP has designated France Telecom as an operator with significantmarket power in the wholesale market for access to the copper local loop and the copper local sub-loop. Until June 2008, France Telecom has an obligation to publish a reference offer. In addition, in 2006 France Telecom proposed to the operators an offer for an optical fiber connection of the copper Main Distribution Frames pursuant to the ARCEP decision. Finally, in December 2005, ARCEP defined the method for valuing the copper pair. The rate for full unbundling was set pursuant to this decision at 9.29 euros/month.

Market 12

In the same way, ARCEP designated France Telecom as an operator with significant market power on the regional broadband wholesale market. As such, France Telecom must publish a reference offer for the delivery of broadband traffic in ATM and IP mode, taking into account the specific characteristics of the residential and professional retail markets. It includes an access component (from the end user up to the DSLAM) and a transport component that goes from the DSLAM up to the operator’s delivery point. ARCEP’s decision stipulates that the rate for the services must reflect the costs, while guaranteeing the absence of eviction.

These obligations resulted in particular in a reduction in the access and transport rates in 2006. Moreover, France Telecom has implemented a wholesale naked ADSL offer (without line rental) since July 2006. The final version of the reference offer dates from October 13, 2006.

Market 12a

In 2005, ARCEP considered the wholesale broadband access market provided at national level as a relevant market and decided that France Telecomhas a significant market power in this market. On January 30, 2007 ARCEP adopted Decision 2007-0089 removing the regulation mechanism in this wholesale market, which is no longer considered relevant.

Markets associated with narrowband fixed-line services

In addition to its commitments for universal service, France Telecom’s obligations in narrowband are the result of market analyses. As a result of the ARCEP analysis of the relevant fixed-telephony markets, France Telecom was declared an operator with significant market power over all the retail markets (markets 1 to 6) and the wholesale markets (markets 8, 9, 10).

Markets 1 to 6

“Voice over Broadband” (VOB) telephone communications using the Voice over IP technology from an access with a speed greater than 128 kbit/s are considered substitutable for switched line telephone communications and included in the telephone communications markets (markets 3, 4, 5 and 6).

However, the obligations imposed on the fixed-line telephony retail markets do not affect voice over broadband communication services because these services, although part of the relevant communications markets, are associated with a broadband access which is not considered part of the relevant telephone access markets because it is not intended primarily for telephony. Therefore, France Telecom has no obligation on voice over broadband other than the obligations resulting from the competition law.

Under the terms of Decision 05-0571 of September 27, 2005, the following obligations were imposed on France Telecom in markets 1 to 6:

-	non discrimination;

-	ban on abusive coupling of access services and communications;

-	ban on charging excessive prices and eviction rates;

-	notification to ARCEP prior to implementation of the rates for access and communications offers and accounting for the costs of these services.

Given the changes in the competition situation in the fixed-line telephony retail markets and in the underlying wholesale markets, in 2006 ARCEP initiated a process of full deregulation of the fixed-line telephony retail markets, which should be completed no later than September 2008. ARCEP’s Decision 06-0840 of September 28, 2006 so reduced the obligations in the telephone communications residential markets: the obligation for prior notification of residential calling rates is now limited only to the residential offers that combine access and communications services.

In the markets for professional telephone access and professional telephone communications, the prior notification obligations are replaced with an obligation to provide information after the fact for offers generating annual revenues of more than 500,000 euros. This information includes a quarterly list of the new contracts signed and a report on certain terms of the contracts in effect during the previous calendar year (term of the contract, revenues, number of lines and calling volume).

Following the last ARCEP public consultation of June 1, 2007, reviewing decision 06-0840, ARCEP continues to ease regulation on fixed telephony retail market by withdrawing France Telecom’s obligations on residential markets.

Before July 2, operators are invited to comment the following main issues:

-	France Telecom’s services covered by universal service (subscription, base tariff calls) remain subject to the regulatory control;

-	France Telecom’s retail prices for residential plans should be deregulated before 2008, Jan 1st. Note that these deregulated retail prices are subject to competition law;

-	The easing of regulation on business fixed telephony markets will be considered only once the quality of service of France Telecom’s wholesale offers improves.

Markets 8 – 9 – 10

In the fixed-line telephony wholesale markets, France Telecom is declared as an operator with significant market power and has the following obligations:

-	grant reasonable interconnection and access requests;

-	non discrimination (rate or technical, among operators requesting interconnection);

-	transparency (resulting in the publication of a reference offer);

-	accounting separation (among the various operations of France Telecom in the different markets);

-	price control and cost orientation on most services.

In this respect, the primary changes in France Telecom’s interconnection reference offer, which have been applicable since July 1, 2006, resulted in an average decline in France Telecom’s call termination of nearly 3% and a decline of 10 to 15% in the prices for connection and national transit services.

Wholesale line rental

In accordance with its commitments and the analysis of the fixed-line telephony markets, at the end of which ARCEP imposed an obligation for wholesale line rental, France Telecom published a reference offer and, in 2006, implemented a wholesale line rental offer.

Market for geographic call termination on the fixed-line alternative networks

The Authority conducted an analysis of the geographic call termination on fixed-line alternative networks: it found that each operator has a significant market power in the market for call termination to geographic numbers on its own network. ARCEP imposed obligations on each of the operators for access, non-discrimination, transparency and a ban on charging excessive rates. In May 2006, ARCEP required Neuf to lower the call termination rate to 1.11 cents / min until the end of 2006, then to 1.088 cents until September 2008. This rate of 1.088 cents / min is now the rate for call termination for most local loop operators.

Markets for leased lines

Markets 7 (minimal set of leased lines), 13 (wholesale terminating segments of leased lines), and 14 (wholesale terminating segment of leased lines on the inter-urban circuit) were covered by an ARCEP decision in September 2006, which defines the regulatory framework applicable to capacity services until September 1, 2009.

France Telecom’s retail leased line rates are no longer subject to the prior notification obligation for approval (the minimum set of leased lines remains subject to the obligations stipulated in Articles D.369 to 377 of the CPCE); the retail offers must be communicated for information to allow the Authority to verify reproducibility by the wholesale offers.

In the wholesale markets, France Telecom has an obligation to grant reasonable requests for access and interconnection, to provide wholesale services under non-discriminatory conditions and not to charge eviction rates.

France Telecom’s obligations for cost accounting and accounting separation on the fixed-line activity

ARCEP’s Decision 06-1007 of December 7, 2006 describes the obligations for cost accounting and accounting separation imposed on France Telecom S.A. For accounting separation, this decision requires France Telecom to establish separate regulatory accounts on the retail activities. When these activities use network resources that correspond to wholesale services subject to a separate accounting obligation, these resources are valued in the separate accounts at wholesale rates and not at cost.

Mobile communications

Wholesale mobile call termination market (market 16)

In December 2004, ARCEP designated Orange France, SFR and Bouygues Télécom in France as having significant market power on their own mobile network and imposed the following obligations as of January 1, 2005:

-	end the “Bill and keep” mechanism, under which mobile operators did not bill each other for their call terminations;

-	publish a reference interconnection and access offer on voice call termination not subject to approval from the Authority;

-	comply with an obligation for accounting separation and an obligation to account for the costs of access and interconnection services for voice call termination;

-

respect a price cap for their voice call termination from 2005 to 2007: for Orange France and SFR, this was 12.5 cents in 2005 and 9.5 cents in 2006, for Bouygues Télécom it was 14.79 cents in 2005, 11.24 cents in 2006, and the price for 2007 was to be defined later by ARCEP.

In September 2006, ARCEP set the “direct” voice call termination rates for 2007 at 7.5 cents for Orange and SFR and 9.24 cents for Bouygues Télécom.

For the overseas departments, ARCEP designated as powerful all overseas operators and imposed on Orange Caraïbe and SRR reductions of 49% in call termination rates over the three years from 2005 to 2007.

ARCEP launched in March 2007 the second cycle of market 16 analysis, published in April 2007 decisions on cost accounting specifications for voice and SMS and launched in June 2007 a public consultation on cost modelling for a generic mobile operator, with the aim to adopt in autumn a decision on mobile termination rates for the next three years.

SMS call termination wholesale market

In a new relevant market that had not been identified by the Commission: the SMS call termination market, in July 2006 ARCEP set the SMS call termination rate at 3 cents per effective SMS for Orange France and SFR and 3.5 cents for Bouygues Télécom, for a maximum period of 2 years. This decision must be completed by a methodology for accounting for SMS call termination costs, which will be used as the basis for establishing regulatory costs.

Access and call origination on mobile telephone networks (market 15)

In November 2006, ARCEP published a press release announcing preparations to launch a competitive bidding process to award the fourth 3G mobile license and also announced that it was deferring the commitment to analyze market 15: “This postponement is necessary in order to be able, at the appropriate time, and based on the competitive bidding process in the coming months, to take full consideration of the existence or non-existence of a fourth mobile network operator in the French market. In the meantime, supervision of wholesale and retail access and call origination markets is maintained.”

Wholesale international roaming market (market 17)

The current regulatory context in this market is structured by the European regulation proposed by the Commission in July 2006, which recommends a price control for the retail and wholesale rates of European mobile operators.

The final regulation was adopted by the European Parliament on May 23, 2007, and is intended to enter into force this summer : it reduces tariffs both for consumers and among mobile operators over three years : the maximum rates in 2009 are 43 eurocents for a call made abroad, 19 eurocents for a received call and 26 eurocent for the interoperator tariff.

Other specific aspects of the regulations

Numbering

The attribution of numbering resources to operators is subject to an individual license issued by ARCEP in the forms stipulated by the rules managing the national numbering plan (decision 98-75 of February 3, 1998).

Operators deemed to have a significant market power in the market for connections to fixed-line public telephone networks, which is currently the case for France Telecom, are required to allow their customers to select a long distance carrier on a call-by-call basis by entering an assigned prefix when calling.

Since January 1, 1998, seven long distance carriers, including France Telecom, have obtained a one-digit prefix. At the end of 2004, three of those prefixes were returned to ARCEP. The other operators were assigned a four-digit prefix.

Since January 2000, subscribers have been able to opt to pre-select their long distance operator. This allows them to access their operator’s network without having to use a one-digit or four digit prefix. Operator pre-selection was extended to calls to mobile telephones in November 2000 and to local calls early in 2002, at the discretion of the carrier operator.

Portability of fixed-line and mobile telephone numbers

Article 59 of Law 2005-882 of August 2, 2005 set the maximum period between a request and the actual portage of a number, for any type of number, at 10 days, unless there is a specific request by the subscriber. According to the announcement of the Minister of Industry on February 21, 2007, the new system governing the portabililty of mobile numbers in France became effective on May 21, 2007.

These new provisions apply symmetrically to all operators. They allow customers to change operator more easily because of the one stop process and reduced portage and cancellation times.

Telephone information services

The new numbers in range 118 XYZ were awarded in June 2005 by random drawing. The numbers assigned to France Telecom were 118 710 (voice recognition), 118 711 (universal information service), 118 712 (added-value service), 118 810 (business service). The services in the new 118 XYZ numbering formats were opened on November 2, 2005 and France Telecom, like SFR and Bouygues Télécom, closed its previous fixed-line and mobile information services (the 12 and the 712) on April 2, 2006.

Added-value services

In November 2006, ARCEP launched a public consultation on a proposed symmetric regulation of added-value services. These are premium rate services (so-called “special” services), on numbers beginning with 1, 3, 118 or 08.

The proposal sets out two types of obligations:

■

an obligation for accessibility of the added-value service numbers imposed on the origination carriers (Fixed-line, ISP, Mobile) and on added-value service operators, which mustmeet reasonable requests for accessibility, without prejudice to the right of cut-off or suspension in cases of fraud and failure to respect ethical rules;

■	an obligation imposed on origination carriers to meet reasonable requests for billing the calls in question, including the collection of unpaid bills as necessary.

4.7.2.5    Frequency management

The “Framework” directive (2002/21/EC), the “Authorisation” directive (2002/20/EC) and the “Spectrum” decision define the principal components for European coordination in order to manage the frequencies used for electronic communications.

In France, the CPCE gives ARCEP responsibility for assigning these frequencies. It establishes the principles for selecting candidates: “selection is made through a competitive bidding process based on criteria for the conditions of use”; “the Minister may stipulate that one of the selection criteria is the amount of the fee”. Finally, Article 42-3 of the CPCE sets the conditions for the transfer of licenses between beneficiaries.

Radio local loop

Frequency licenses were assigned on a regional basis in 2006 in order to deploy radio local loop networks. Although the assignment conditions were neutral in terms of technology, all players were planning networks based on the WiMAX standard. France Telecom, which submitted a proposal in all regions, received frequencies in Mayotte, Guyana, and St Pierre et Miquelon. A public consultation conducted at the end of 2006 is evaluating the conditions under which new channels may be offered in the band of 3.6-3.8 GHz.

Frequencies for mobile services

GSM licenses

Orange France holds a GSM license initially issued for a term of 15 years as of March 25, 1991 and renewed for another 15-year period as of March 25, 2006. The principal conditions for renewal of this license, which also apply to SFR, are as follows: an obligation to provide direct coverage to 98% of the population and an obligation to provide 99% full coverage by providing coverage to undeveloped areas (zones blanches) in addition to standards specifying the quality and availability of the enhanced network, particularly with regard to data transmission. Second, the frequency usage fees are now composed of a fixed amount of 25 million euros per year and a variable amount equal to 1% of the revenues realized using such frequencies. Moreover, certain new obligations will apply to all mobile operators: obligations to provide the public and mayors with information on the location of radio transmission facilities, services for the disabled, anti-theft measures for handsets and the obligation to systematically inform the subscriber, free of charge, of the handset unlocking procedure at the end of a period not exceeding the customer’s commitment period (not exceeding six months).

With regard to covering “white zones”, Orange France signed the July 15, 2003 convention which defined the first phase of this operation: coverage of approximately 1,800 communes with financing shared among the mobile operators and the local authorities. An amendment was signed on July 13, 2004 relating to the second phase of this operation and concerns approximately 1,200 communes with financing provided solely by the operators.

In the French overseas departments, Orange Réunion operates a GSM network in Réunion and Orange Caraïbe in Guadeloupe, Martinique and Guyana.

UMTS licenses

Four UMTS licenses were awarded in France on the basis of applications. Only two operators, Orange France and SFR, applied and were awarded UMTS licenses from the French Government in the first competitive bidding process. After reviewing the terms of each license, the price was set at a flat license fee of 619 million euros paid by Orange France in September 2001 and an annual fee equal to 1% of the operating revenues from the UMTS network. After a second competitive bidding process to award two other UMTS licenses, in which only Bouygues Télécom submitted a bid, the number of UMTS licenses awarded in France was three as of December 31, 2006. Bouygues Télécom obtained its license under similar conditions to Orange France and SFR. The UMTS license awarded to Orange France in August 2001 for a term of 20 years from the date of award provides, inter alia, that Orange France must deploy the UMTS network over a period from mid-2003 (58% coverage rate in voice and data at 144 Kbit/s, 7% coverage of the population at 384 Kbit/s) through mid-2009 (98% and 17% coverage of the population respectively). The ART review of the schedules for deployment of the Orange France and SFR UMTS, particularly because of delays in the availability of network and terminal equipment, began in August 2003. The ART (now ARCEP) published its findings and the revised obligations for Orange France and SFR on its website in March 2004:

-	on the basis of the industrial circumstances surrounding the development of UMTS, no sanction procedure will be applied to Orange France and SFR; and

-	commercial launch is required no later than December 31, 2004, with a target deployment of 58% of the population by the end of 2005.

The obligations of Bouygues Télécom were also revised (see ARCEP press release of May 20, 2005) and now require coverage of 20% of the population at the commercial opening on April 30, 2007.

The revised obligations will be included in the individual licenses which will be issued by ARCEP after the full transposition of the new regulatory framework.

The individual licenses including these revised obligations were not yet issued as of December 31, 2006; early in 2006, ARCEP verified that Orange France had met its obligation to cover 58% of the population at the end of 2005, which it confirmed in its press statement of June 29, 2006. In addition, Orange France agreed to cover 70% of the population with UMTS at the end of 2008.

Following the public consultation it launched on October 5, 2006, ARCEP published a press statement on November 23 indicating that several players had expressed interest in the fourth 3G license still available. Following the ARCEP’s adoption on February 20, 2007 of decision 2007-0177 which proposes to the Deputy Minister for Industry the terms and conditions for awarding a 3G license in metropolitan France, a competitive bidding process to award the fourth 3G license was launched on March 8, 2007. The dead-line for bid submission is July 31, 2007.

On May 4, 2007 ARCEP launched a public consultation about the introduction of UMTS in the 900 MHz and 1800 MHz GSM bands, in addition to the 2 GHz band : the aim is mainly to reorganize the 900 MHz GSM band and to establish a calendar for the freeing of frequencies in that band for UMTS, both for the three existing operators and the fourth one.

4.7.3    LEGAL AND REGULATORY FRAMEWORK IN THE UNITED KINGDOM

In the United Kingdom, France Telecom is a mobile and Internet service provider through Orange UK and provides all services to businesses through Equant.

4.7.3.1    Legal Framework

The operation of a mobile telecommunications network and the provision of mobile telecommunications services and Internet access in the United Kingdom are regulated by the 2003 Communications Act, and the 1949, 1998 and 2006 Wireless Telegraphy Act.

In addition to the applicable British legislation and the conditions stipulated in the licenses awarded to France Telecom, the legal framework for telecommunications is also defined by the Ofcom.

Finally, the telecommunications sector is also governed by competition law.

The Competition Act, which entered into effect in March 2000, grants powers to the regulatory authorities for their own sector and to the Director General of Fair Trading to prevent anti-competitive agreements, concerted practices and abuses of a dominant position. The Competition Act also allows third parties to bring enforcement actions directly in UK courts and seek damages from telecommunications operators that do not comply with competition rules.

The Enterprise Act, promulgated in November 2002, modifies the competition rules with regard to concentrations. In addition, this law allows representative consumer associations (National Consumer Council, Consumers’ Association, National Association of Citizens Advice Bureaux) to file “super-complaints” with the Office of Fair Trading (OFT). The OFT may also petition the Competition Commission if it has information that suggests the existence of an anti-competitive practice.

Authorities

In the United Kingdom, the Ofcom is the regulatory authority responsible for regulating fixed-line and mobile telecommunications, television, and frequencies.

The Department of Trade and Industry is responsible for the telecommunications policy.

In the United Kingdom, the authorities responsible for competition are the Office of Fair Trading (OFT) and the Competition Commission. The Ofcom also holds the powers of a competition authority in the electronic communications sector. In particular, the Ofcom provides its assistance in the area of concentrations (Section 369 of the 2003 Communications Act).

Authorisations

The operation of a mobile telecommunications network requires a license under the Wireless Telegraphy Act. Orange UK has obtained the relevant licenses to operate GSM and UMTS networks. Pursuant to the new regulatory framework, the individual licenses have been replaced with general authorisation conditions (“General Conditions of Entitlement” or GCOE) which apply to all communication networks and services.

Information society

In the United Kingdom, the Electronic Commerce Regulations of 2002 transpose directive 2000/31/EC and establish the limits of responsibility of service providers for the information society. Service providers are not responsible for the information transmitted, provided that the service providers are not the source of the transmission, do not select the recipient of the transmission, and neither select nor modify the information in the transmission. No general obligation to control the information recorded or transmitted has been stipulated, except in specific cases.

The Data Protection Act of 1998 and the Privacy and Electronic Communications Regulations of 2003, which transpose the directives governing the protection of data, provide for sanctions for failure to meet the obligations (£5,000 maximum). A corporate officer may incur personal liability in the event of an infraction. Any person who suffers damages because of the failure to meet the obligations for data protection may benefit from indemnification.

Unsolicited communications are regulated in the United Kingdom by the Privacy and Electronic Communications Regulations of 2003, and by the Distance Selling Regulations of 2000, the Electronic Commerce Regulations of 2002, and the British Code of Advertising and Sales Promotion.

For the retention of data by communications suppliers, the Anti-terrorism, Crime and Security Act of 2001 stipulates an obligation to preserve data for national security needs, the prevention or detection of organized crime, or the prosecution of offenses related to national security. A voluntary code of practices on data retention has been in place since January 2004.

The Financial Services and Markets Act of 2000 (Regulated Activities) Amendment Order 2002, which came into force in April 2002, stipulates that providing electronic money services is a regulated activity subject to authorisation by the Financial Services Authority (FSA).

4.7.3.2    Electronic communications regulation

The new regulatory framework for electronic communication networks and services is defined by the Communications Act of July 17, 2003. Pursuant to the new regulatory framework, the Ofcom conducted the analyses of the relevant markets in mobile and fixed-line communications.

Mobile communications

Access and call origination on mobile networks (market 15) – In October 2003, the Ofcom concluded that no mobile operator in the United Kingdom had a significant market power in the market. As a result, the Ofcom eliminated the ex-ante obligations applicable to Vodafone and O2, which previously held a dominant position in the market.

Voice call termination on individual mobile networks (market 16) – In September 2006, the Ofcom notified the European Commission of a new proposed decision as part of its second market analysis of market 16. The Ofcom proposed a ruling that the five mobile network operators (H3G, O2, Orange, T-Mobile and Vodafone) have a significant market power in the market for calls terminating on their network. As a result, the Ofcom proposed imposing obligations for network access, non-discrimination and transparency, as well as a price control (glide path). This price control will be applicable to 02, Orange, T-Mobile and Vodafone over four years, from April 2007 to March 2011, to end in the final year with average termination rates of 5.9 pence/min for H3G and 5.1 pence/min for Orange, as well as Vodafone, O2 and T-Mobile. In November 2006, the European Commission commented on the proposed decision and indicated that the Ofcom will have to use the discounted 2006 value of the price of the 3G licenses in its cost model to determine the termination rates. The Ofcom adopted its final decision on market 16 on March 27, 2007.

Fixed-line communications

It should be noted that in 2005 BT made commitments regarding equivalent access to wholesale offers. In this context, BT in January 2006 established the Openreach division, charged with implementing those commitments according to a specific calendar. The existence of this functional separation now structures the regulatory landscape in the United Kingdom.

Call origination on the public telephone network (market 8) - In August 2005, the Ofcom adopted its final decision on this market, declaring that BT had a significant market power in this market and had to meet a set of obligations, including network access provision, non-discrimination, cost orientation, cost accounting and accounting separation, the publication of a reference offer, pre-selection and carrier selection, prior notification of offers.

Call termination on public telephone networks (market 9) - In August 2005, the Ofcom decided that the fixed-line public communications operators have a significant market power in the market for call termination on their network. BT and the other fixed-line operators must provide call termination services on their network to the other operators on the basis of a reasonable demand. The obligations imposed on BT include: call termination provision, price control, cost orientation, accounting separation and cost accounting, non-discrimination, publication of a reference offer, prior notification of rates.

Wholesale unbundled access (market 11) - In December 2004, the Ofcom published its final decision on market 11 and imposed the following obligations on BT: network access provision, cost orientation based on long run incremental costs, reference offer, notification of rates and technical specifications, transparency, accounting separation and cost accounting. In June 2006, BT announced that the operators who wanted to migrate all IPStream and Datastream end-users to its shared access offer would benefit from a reduction of 27% as of July 2006.

Wholesale broadband access (market 12) – In November 2006, the Ofcom published a consultation on the second analysis of market 12. The Ofcom proposed defining geographic markets at the infra-national level. The ex-ante regulation would be eliminated in the relevant markets that have no operator with a significant market power. The Ofcom planned to publish a second consultation document in May 2007. No date was indicated for the final statement.

In November 2006, Ofcom accepted a series of commitments from BT on broadband wholesale products. The IPStream and Datastream rates would decline in two steps: in May 2007 when 1.5 million lines will be unbundled, then in January 2008 (figures not provided). BT is proposing to lower the access fees of end customers from 40 to 34.86 pounds sterling (from about 59 euros to about 51 euros) and to introduce cancellation fees of 33.75 pounds sterling (about 50 euros). BT has also made a commitment to respect cap prices (May 2007 – December 2010) and floor prices (May 2007 – July 2009) for IPStream.

For wholesale line rental, Ofcom proposed in January 2006 new rates for the analog product applicable until 2007, the date on which Ofcom could revise the cap rates. The monthly rate applicable per line is 8.39 pounds sterling (or about 12 euros).

Regarding VoIP services, Ofcom decided in December 2006 that broadband service providers have to furnish to customers who request it – at no charge – the migration authorisation code that allows them to change carrier easily as of February 2007. Ofcom also stated in March 2007 that providers of public electronic communication services (to the extent it comprises the conveyance of speech, music or sounds) shall comply with a code of practice and that only services available to the public for originating and receiving national and international calls and access to emergency services through a normal telephone number have the right to number portability, with the sole exception of public electronic communications services for receiving calls only. In addition, this document also outlines Ofcom’s current thinking on a number of other issues that are relevant to providers of VoIP services, such as naked DSL, net neutrality, approach to regulation of nomadic services and the European Framework Review.

Finally, BT/Openreach launched a consultation on its own in seeking the Industry views regarding the potential for new products, at greenfield sites delivered over FTTP (BT intends to use Gigabit Passive Optical Networks for the FTTP infrastructure). Openreach invited feedback by end of April 2007.

4.7.3.3    Frequencies

Like the other mobile network operators in the United Kingdom, Orange UK obtained licenses under the Wireless Telegraphy Act, which allocate portions of the radio frequency spectrum to each mobile network operator.

The Wireless Telegraphy Act of 1998 allows to set spectrum fees at a rate above the administrative cost of managing that spectrum and allows for spectrum auctions for future services, including UMTS. The government of the United Kingdom has confirmed that the existing four GSM operators will not be subject to auctions for the continued use of their current GSM spectrum allocations.

Orange UK is one of five mobile operators licensed to provide third generation mobile services in the United Kingdom using the UMTS spectrum. The other licensees are Vodafone, O2 UK, T-Mobile and Hutchison 3G. The licenses were allocated following a competitive bidding process in 2000. Orange UK, O2 UK and T-Mobile were each allocated a 2x10MHz and 1x5MHz band within the UMTS spectrum. Vodafone was allocated a 2x15MHz band in the UMTS spectrum and Hutchison 3G was allocated a 2x15MHz and a 1x5MHz band in the UMTS spectrum.

The licenses awarded to Orange UK under the Wireless Telegraphy Act set forth the obligations that Orange UK must meet and Ofcom’s powers to ensure compliance.

The UMTS license of Orange UK is valid until December 31, 2021.

Generally, Ofcom conducts a policy of deregulation of frequency management, the principles and calendar for which have been set forth in the documents on the “Spectrum Framework Review”: promotion of technological neutrality, even neutrality of service when that is possible for the use of the spectrum, and application of market mechanisms in the assignment and transfer of frequencies.

The frequency assignments made in 2006 leave a great deal of freedom in the choice of use to the beneficiary. Ofcom announced the assignment of the 2.5-2.7 GHz band identified by the UIT and the CEPT as an IMT 2000 extension band on the basis of a technological neutrality that allows, for example, the use of the WiMAX technology. This auction should take place before the end of 2007 if changes in European regulations permit. The frequencies released by the transition from analog television to digital television should also be assigned in 2007.

In addition, in order to allow the application of these general principles for the use of the spectrum, in 2006 Ofcom initiated technical and legal work in order to redefine user rights to the spectrum.

Finally, the replacement of the GSM directive with a new decision from the European Commission should lead to a redefinition of the use of the bands used by the 2G mobile communications networks.

Following relevant public consultations, several spectrum awards are planned by OFCOM : 2.6GHz extension band in early 2008, 10, 28, 32and 40 GHz during 2007, L Band during 2007/ 08, digital dividend likely during 2009. All these attributions are envisaged mainly on a technology and service neutral basis.

4.7.4    POLISH LEGAL AND REGULATORY FRAMEWORK

4.7.4.1    Legal Framework

The law of July 16, 2004 on telecommunications, the secondary acts adopted to implement this law, and the acts adopted to implement the previous law of July 21, 2000 on telecommunications, form the basic regulations applicable to telecommunications in Poland. The activities of the Telekomunikacja Polska (TP) Group are also governed by the provisions of the Law of February 16, 2007 governing competition and the protection of consumers. In addition, since Poland became a member of the European Union in May 2004, the Group’s activities are also governed by the European texts which apply directly.

The purpose of the Law of July 16, 2004 is to continue the liberalisation of telecommunications in Poland and the transposition into national law of the package of electronic communications regulations adopted at the European level in 2002. Pursuant to the Law of December 29, 2005 concerning the competent authorities in communications and broadcasting, the UKE (Urzedu Komunikacji Elektronicznej, the office of electronic communications) took over from the URTiP (the postal and telecommunications regulatory authority) in 2006. Finally, a bill to amend the 2004 telecommunications law is currently under discussion in Poland. This bill includes changes on accounting separation and cost calculation, relevant markets, frequencies, and conditions for network access.

Authorities

In Poland, the competent telecommunications authorities are as follows:

-	the Ministry of Transport, which is responsible for telecommunications, proposes the laws;

-

the Office of electronic communications (UKE) has been charged since January 14, 2006 with the implementation of the regulatory framework for postal services, telecommunications, and frequency management, and with certain responsibilities of the National Radio Broadcasting Council (KRRiT);

-	the Competition and Consumer Protection Authority (UOKiK) is responsible for the elimination of anti-competitive practices, the control of concentrations, and the protection of consumers.

Authorisations

Telekomunikacja Polska (TP) has been registered since October 1, 2004 in the Register of Telecommunications Operators for the following activities: public telecommunications networks, including fixed-line telephony, the data transmission network, radio and wireless signal transmission, Inmarsat and VSAT networks, digital networks (ISDN, DSL) and mobile networks (450MHz), as well as the use of the capacities of Intelsat, Eutelsat, Intersputnik, Inmarsat and New Skies satellite systems, the operation of the POLKOM 400 (X.400 technology) email server, telecommunications services, leased lines, the capacity segments of the aforementioned satellite systems, data transmission services, Internet access services, ISDN services, VSAT network services.

PTK Centertel, the Group’s mobile subsidiary, has been registered since October 1, 2004 in the Register of Telecommunications operators for the operation of telecommunications networks and other infrastructures governed by the following standards: NMT (450MHz), GSM (900MHz), DCS (1800MHz) and UMTS (2GHz), and for supplying telecommunications services on those networks.

When the July 16, 2004 telecommunications law took effect, the frequencies assigned to PTK Centertel under the license awarded under the previous telecommunications law were confirmed within the new regulatory framework.

Universal service

After an initial decision in May 2006, the Chairman of the UKE confirmed, in a decision dated November 7, 2006, the designation of TP as the operator responsible for universal service until May 2011. In this capacity, TP must offer retail plans to low income users, provide access to basic telephone service, and define with the UKE Chairman the supply of additional services. In a separate decision, the UKE also defined the universal service obligations imposed on TP for public call boxes.

Information society

The law of July 18, 2002 governing electronic services transposed directive 2000/31/EC on electronic commerce. This law defines the obligations of service providers of electronic services, specifies the limits of liability for service providers, and the rules for protecting personal data. The law specified that electronic communication service providers are not responsible for the information transmitted, provided that they are not the source of the transmission or do not select the recipient of the transmission, and that they are neither selecting nor modifying the information in the transmission.

The framework applicable for the protection of personal data is defined by the Law of August 29, 1997 on the protection of personal data, amended in 2002. The 2004 telecommunications law also specifies certain rules applicable to the protection and data retention.

4.7.4.2    Regulation of electronic communications

The regulator’s decisions adopted under the Law of July 21, 2000 remain in effect until decisions are issued concerning the relevant markets, as required by the Law of July 16, 2004 on telecommunications. Under the law of July 21, 2000, TP held a dominant position in the markets for fixed-line telephone services, leased lines and interconnection services, while PTK Centertel was in a dominant position on the national market of public mobile telephony services. Pursuant to the 2004 telecommunications law, the regulator has undertaken the analysis of the relevant markets.

Fixed-line communications

In the fixed-line segment, the UKE has determined that TP has a significant market power in the market of call origination on the public telephone network (July 2006) and in the market for call termination on public telephone networks (September 2006).

Access to the public telephone network for residential and non-residential customers (markets 1 and 2). In October 2006, the UKE notified the European Commission of a draft decision that included remedies imposed on TP because of its significant market power in these markets. According to the Commission, this draft decision was based on a market definition incompatible with competition law (market definition includes DSL accesses). In May 2007, the European Commission withdrew serious doubts after UKE removed from the scope of product market definition of market 1, the connection and maintenance of the line for the purpose of providing broadband services.

It should be noted that, pursuant to the regulator’s request, TP agreed to allow customers to subscribe to a broadband subscription without subscribing to TP’s telephone service as of February 15, 2007. TP and the regulator disagree over the conditions for implementing this measure.

In May 2007, the Competition and Consumer Protection Court (the SOKiK) ruled that the decision of the UKE of September 25, 2006, which imposed on TPSA a fine of PLN 100 million is invalid as the president of the telecoms market regulator was appointed illegally. The Court also determined that the transitory provision of Art. 221 of the Telecommunications Law imposes regulatory obligations to telephone services only (and not to Internet access provision). UKE is to appeal Court’s decision. The SOKiK’s decision may have an impact on all the decisions that were taken by the UKE’s president since its nomination if confirmed.

Local and/or national and international telephone services (markets 3 to 6) - In November 2006, the UKE notified the European Commission of a proposed decision designating TP as an operator with significant market power in the market and imposing ex-ante obligations. The Commission expressed serious doubts about the definition of the relevant markets, which were withdrawn in Feb. 2007.

Call origination on the public telephone network (market 8) - In July 2006, the UKE adopted a final decision on this market and imposed the following remedies on TP because of its significant market power in this market: network access provision, wholesale line rental, non-discrimination and transparency, publication of a reference offer, accounting separation, cost orientation pending the implementation of a LRIC-type price control (based on long run incremental costs).

Following the resolution of the dispute between Tele2 and TP in July 2006, rates were set for wholesale line rental (retail minus 46.99% on TP’s reference retail price, which is 20.05 Polish zloty for an analog line and 29.16 Polish zloty for a digital line). TP appealed this decision.

Call termination on public telephone networks (market 9) - In September 2006, the UKE adopted a final decision on this market. Because of its significant market power in the market, TP must provide access to specific elements of its network, ensure non-discrimination and transparency, including publication of an interconnection reference offer, accounting separation, and cost orientation pending the implementation of a LRIC-type price control.

In this market, the UKE in July 2006 adopted, following the interconnection offer proposed by TP in December 2005, a modified interconnection offer, which primarily introduces a reduction of about 41% in real terms in the interconnection rates. This new interconnection offer also requires that TP introduces a flat-rate interconnection service for any type of traffic. TP has appealed this decision.

Wholesale unbundled access (market 11) - The UKE’s proposed decision, notified to the European Commission in June 2006, imposes on TP obligations such as network access provision, non-discrimination, transparency, accounting separation and price control. The European Commission issued its comments in July 2006, particularly on the price control.

In addition, in October 2006, the UKE acted to modify the reference offer for unbundling on the basis of the changes observed in the member States and imposed a 38% reduction from 2005 in the rates for full unbundling (36 Polish zloty) and a 55% reduction (13 Polish zloty) for shared access.

Wholesale broadband access (market 12) - In February 2007, the UKE adopted final decision and imposed on TPSA an obligation to provide access, including the use of network elements and associated facilities, covering bitstream access at DSLAM, ATM and IP level based on reasonable requests from alternative operators, non discrimination, transparency, including publication of a reference offer for bitstream access at ATM level, accounting separation, price control based on FL-LRIC. Until LRIC is implemented, UKE will verify prices based on retail-minus method. TP in May 2006 published its reference offer for wholesale broadband. A reduction of 51% on the retail prices was imposed by the UKE. TP has appealed that decision.

Leased lines (market 7) - In May 2007, UKE issued the decision on the market for the provision of minimum set leased lines, comprising both analogue and digital lines up to and including 2 Mbit/s. UKE designated TP as SMP operator on the market and decided to impose following obligations: to provide, in a non-discriminatory and transparent manner a minimum set of leased lines, not to set excessively high prices, not to hinder market entry, to refrain from limiting competition by setting excessively low prices, to refrain from applying unjustified preferential treatment to certain end-users, excluding exceptions provided by the telecommunications Act, to conduct regulatory accounting and cost calculation based on FL-FDC, to present for UKE’s approval pricelists and conditions regarding the minimum set of leased lines.

Wholesale terminating segments of leased lines (market 13) - In October 2006, the UKE notified a proposed decision stipulating that TP has a significant market power in this market and proposing remedies. Market 14 (wholesale trunk segments of leased lines) has not yet been analyzed.

Mobile communications

Access and call originations on mobile public telephone networks (market 15) - The proposed decision transmitted to the European Commission in April 2006, which identified a collective dominance of the three mobile operators and, therefore, stipulated an obligation to provide access to the MVNOs, was withdrawn in May 2006.

Voice call termination on mobile networks (market 16) - The UKE adopted a final position in July 2006 provided that PTC, Polkomtel and Centertel have a significant market power on their mobile call terminations and defining ex-ante obligations for network access, non-discrimination, transparency and price control. Centertel has appealed this decision.

In this market, the UKE announced its intention to reduce mobile call terminations by 34.5% in 2006 and its intention to lower them to the levels of the three operators with the lowest rates in Europe in 2008. Following an agreement among the mobile operators, a 22% reduction was reached.

National wholesale market for international roaming (market 17) - The UKE notified its proposed decision in October 2006, which did not designate an operator with significant market power. The European Commission closed its investigation without comment.

Broadcasting transmission services (market 18)

On November 9, 2006, TP Emitel was designated as an operator with a significant market power in this market and must, as a result, meet the following obligations: network access provision, transparency, non-discrimination, accounting separation, cost orientation. TP Emitel has appealed this decision.

4.7.4.3    Numbering and frequencies

The numbering and frequency resources were assigned to TP by licenses in December 2000 and February 2001. The changes and new numbering and frequency assignments requested by TP will be decided by the UKE. PTK Centertel holds 4 licenses for the NMT 450 network for a period extending from 1991 to 2016, a GSM network in the 900 (1999-2014) and 1800 MHz bands (1997-2012), and a UMTS network (2004-2023). A procedure to award additional frequencies in the 1800 MHz bands, in which PTK Centertel participated, was launched in February 2005, but has not yet been completed.

PTK Centertel also supplies data services in 170 Hotspots through Wi-Fi networks, the use of which does not require individual authorisation.

The transfer of frequencies among spectrum users within a secondary market is not currently authorized.

A proposed amendment to the Law of July 16, 2004 on telecommunications includes proposal for managing frequencies and spectrum use fees.

On May 15, 2006, the UKE assigned new frequencies for 2G mobile communications in the 1800 MHz band. It appointed Telekomunikajca Kolejowa, which was awarded 2 lots of 33 channels out of the 3 lots offered. PTK Centertel was not selected. However, the Board of Directors of Telekomunikajca Kolejowa did not follow up. A new licensing procedure is expected to be launched in the near future.

In addition, the Polish administration has set up the mechanism for the transition from analog television to digital television. The frequencies to allow the implementation of two multiplexes have been assigned. The end date for analog transmissions is set for December 31, 2014.

On December 4, 2006, the UKE launched a public consultation on the use of the 2.2-2.4 GHz, 2.5-2.690 GHz and 3.6-3.8 GHz bands by broadband communication services.

On April 11, 2007, the regulation authority presented the regulatory strategy on spectrum management which aims to implement the main features of the European Commission approach.

On 21 May, 2007, a tender for two GSM licences in the 1710 – 1730 MHz and 1805 – 1825 MHz bands has been launched. The offers should be submitted by August 24, 2007. The most important selection criterion is “assurance of conditions for competition”, promoting new operators.

A national license has been granted to Nordisk Polska for CDMA network in 410-415 MHz/420-425 MHz (2 duplex channels of 1,25 MHz each).

4.7.5    SPANISH LEGAL AND REGULATORY FRAMEWORK

4.7.5.1    Legal Framework

The European electronic communications regulatory package was transposed in Spain by the general telecommunications law (Law 32/2003 of November 3, 2003), and by Royal Decree 2296/2004 of December 10, 2004 on electronic communications markets, access to the network and numbering, and Royal Decree 424/2005 of April 1, 2005 on providing electronic communications services, universal service obligations and the rights of users.

The telecommunications sector is also governed by Law 16/1989 of July 17, 1989 on competition law, amended by Law 53/2002 of December 30, 2002.

Authorities

The Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información (SETSI) (state office for telecommunications and the information society), part of the Ministry of Industry, Tourism and Commerce, is responsible for the promotion and scheduling of activities relating to telecommunications, the information society, and audiovisual services. SETSI also is responsible for consumer protection regulations.

The Comision del Mercado de las Telecomunicaciones (CMT) (telecommunications market commission) created by Royal Decree 6/1996 of June 7, 1996, is responsible for the telecommunications and audiovisual sectors (excluding content). The CMT is responsible for:

-	establishing and supervising the specific obligations of the operators in the electronic communications markets;

-	developing competition in the audiovisual services markets;

-	settling disputes between operators.

There are two levels in the system of competition authorities: the Servicio de Defensa de la Competencia (department for protection of competition) analyzes complaints, conducts research, and determines within one year if the dispute brought to the department raises competition problems. Once the facts have been established and an initial legal valuation has been conducted by the Department, the complaint is submitted to the Tribunal de Defensa de la Competencia (competition authority) for a more detailed legal analysis and decision. This Tribunal is an administrative body with quasi-judicial responsibilities, attached to the Ministry of the Economy. Appeals are made to the Audiencia Nacional (Sala de lo Contencioso-administrativo de la Audiencia Nacional).

Authorisations

Individual licenses to provide networks and telecommunications services granted under the previous regulatory framework have been adapted to the new regulatory framework, which now stipulates simple notification to the CMT and registration in a special register. The utilization of scarce resources, such as frequencies, continues to justify the award of individual licenses and restrictions in terms of number of competitors.
Information society

In Spain, Law 34/2000 of July 11, 2002 on the information society and electronic commerce stipulates the obligations and liability limits applicable to service providers of the information society for the information transmitted. In case of illegal content and effective knowledge of the illegal nature of the content, service providers must act promptly to withdraw the information or make access to it impossible. No general obligation to control the information transmitted or stored is imposed, except in specific cases. The law provides sanctions and fines for violations of these provisions.

The regulatory framework applicable to data protection in Spain is based on Law 15/1999 on the protection of personal data and on ordinance 999/1999 governing security measures. Sanctions are specified based on the level of gravity of the infraction. In addition, the general telecommunications law specifies that electronic communication services operators guarantee the secrecy of the communications. Law 34/2000 provides for the obligation to preserve data for twelve months. The Spanish government is currently preparing for the transposition of the new directive on data retention. The 12-month retention period would also apply to Internet service providers.

In the area of protecting intellectual property rights, Law 23/2006 of July 7, 2006 amends Law 1/1996 of April 12, 1996 and transposes directive 2001/29 concerning the harmonization of certain aspects of copyright and related rights in the information society.

4.7.5.2    Regulation of electronic communications

Royal Decree 2296/2004 governing relevant markets, access to the networks, and numbering defines the procedures for conducting market analyses, the ex-ante regulatory obligations that may be imposed on operators with significant market position on the wholesale and retail markets, and the conditions for access to the networks and interconnection. In 2006, the CMT made decisions on relevant markets that contain provisions that impact France Télécom España, which operates under the Orange brand.

Fixed-line communications

Access to the public telephone network (markets 1 and 2) - In its final decision of April 2006, the CMT ruled that Telefonica has a significant market power in these markets and imposed ex-ante obligations: pre-selection and carrier selection, price control, accounting separation, non-discrimination and transparency. In June 2007, the CMT adopted a decision on the methodology for the analysis of anticompetitive practices of Telefónica in relation to markets 1 - 6 and 12.

Local and/or national/international telephone services (markets 3 to 6) - In February 2006, the CMT determined that Telefonica has a significant market power in these markets and imposed ex-ante obligations, including a ban on making abusive bundled offers and charging eviction rates, prior notification of rates and and conditions of retail offers to the CMT.

Call origination on the public telephone network (market 8) - The CMT adopted a final decision in April 2006 stipulating that Telefonica has a significant market power on the market and imposing ex-ante obligations such as network access provision, cost orientation and cost accounting, principles of non-discrimination and transparency, and accounting separation. Further to this decision, the CMT adopted in March 2007 a final measure to impose a wholesale line rental obligation on Telefonica.

Call termination on public telephone networks (market 9) - In March 2006, the CMT adopted a final decision that Telefonica has a significant market power on the call termination on its network and must meet the following obligations: network access provision, transparency and a reference offer, cost orientation and non-discrimination. The alternative operators also have a significant market power on their network but, because of their lack of market power, the CMT, imposed on them the obligation to provide network access and to charge reasonable termination rates (the difference from Telefonica’s regulated termination rates must not exceed 30%).

Wholesale unbundled access market (market 11) - In May 2006, the CMT decided that Telefonica has a significant market power on this market and imposed the following ex-ante obligations: provision of full local loop unbundling and shared access offers,co-localisation and related resources, cost orientation, cost accounting, accounting separation, non-discrimination and transparency. In September 2006, following the approval of the new reference offer, the rate for full unbundling dropped from 11.35 euros to 9.72 euros per month. The reference offer also imposes on Telefonica an obligation to provide monthly communication to the CMT on service quality parameters. This reference offer also allows customers who subscribe to a broadband offer based on shared access to terminate subscription to the Telefonica telephone service. In this case, the alternative operator will pay the rate for full unbundling without having to pay migration costs.

Wholesale broadband access market (market 12) - In June 2006, the CMT decided that Telefonica, because of its significant market power in this market, had to provide access to its network at the ATM and IP levels to allow alternative operators to replicate its broadband retail offers, at cost oriented rates (when the cost methodology is applied), respect the principles of non-discrimination and transparency, and notify the CMT of the technical specifications for Telefonica retail offers that imply changes in wholesale offers. Telefonica must also advise the regulator of its retail offers, including the bundled offers. The regulator may prohibit the marketing of those offers if they are anti-competitive (squeeze effect, abusive coupling, abusive discrimination). In June 2007, the CMT adopted a decision on the methodology for the analysis of anticompetitive practices of Telefónica in relation to markets 1 - 6 and 12 implementing market 12 decision.

Finally, the CMT launched in May 2007 a public consultation on the New Generation Access Networks in consideration to the recent developments in Spain in terms of NGN / FTTx projects by Telefonica in particular.

Wholesale leased line markets (markets 13 and 14) - In November 2006, the CMT adopted a final decision ruling that Telefonica has a significant market power on these wholesale markets. In the wholesale terminating segments of leased lines market, Telefonica is subject to the following obligations: network access provision, price control (cost orientation, with the exception of the Ethernet and Fast Ethernet lines, whose prices are subject to a retail minus mechanism), accounting separation, non-discrimination and communication of service quality indicators, and transparency (reference offer). In the wholesale trunk segments of leased lines, Telefonica is subject to the obligations of network access, non-discrimination and transparency.

Leased line retail market (market 7) - Telefonica, as an operator with a significant market power in this market, is subject to an obligation for network access and cost orientation on a minimum set of leased lines.

Mobile communications

Access and call origination on mobile networks (market 15) - The CMT in February 2006 adopted a decision ruling that Telefonica Moviles, Vodafone and Amena have joint dominance in this market. As a result, these mobile operators must provide access to their network at reasonable rates.

Voice call termination on the mobile networks (market 16) - In March 2006, the CMT adopted a decision specifying that Telefonica Moviles, Vodafone and Amena have a significant market power over their network and must comply with the following obligations: network access provision, accounting separation, price control, cost orientation and non-discrimination. In September 2006, the CMT decided to implement a plan for a progressive reduction in mobile termination rates over the period from 2006 – 2009, establishing rate reductions every six months. These maximum average termination rates must not exceed 7 cents/min in 2009. In October 2006, the CMT approved the termination rates (peak/off-peak hours) proposed by Amena, Telefonica Moviles and Vodafone, which apply until March 2007. The CMT considered that the rates proposed by the mobile operators were compatible with the maximum average termination rates.

Wholesale national market for international roaming on public mobile networks (market 17) - In July 2006, the CMT notified the European Commission of a proposed decision that it considers the market to be competitive and that it does not require ex-ante regulation.

4.7.5.3    Frequencies

The 2003 general telecommunications law defines the regulatory framework for awarding and assigning frequencies. It also provides for the creation of a frequency agency, the Agencia Estatal de Radiocomunicaciones, which is responsible for managing the use of public frequencies. The Ministry of Industry, Tourism and Commerce (SETSI) controls the agency, which has not yet been set up, however. As a result, the ministry currently manages activities related to the radio spectrum. The royal decree on the use of the spectrum was amended in 2005, primarily the provisions governing consumer protection and the conditions for providing services.

The annual fees for using frequencies are established on the basis of coefficients published in the finance law in December each year. The finance law for 2005 (Law 2/2004 of December 27, 2004) set the coefficients to be used to calculate fees for the use of frequencies in mobile, fixed-line and audiovisual services.

In June 2005, the Minister of Industry, Tourism and Commerce auctioned 10 MHz in the 900 MHz GSM extension bands to provide 2G services. Telefónica Móviles was awarded one 4 MHz block, and Amena two 3 MHz blocks. The user’s rights were granted for a period of 15 years. Telefónica Móviles and Amena made commitments to invest 834 million euros in their network in the next two years. Orange launched its operations in the frequencies acquired by Amena in January 2006.

A new frequency plan entered into effect in June 2005. The new plan reserves the 2500-2690 MHz bands for 3G mobile telephony use (as of January 2008), based on market needs. This regulation does not authorize migration to the UMTS technology in the GSM bands.

The fourth UMTS operator Telia Sonera Xfera launched its operations on December 1, 2006 under the Yoigo brand.

Telefonica Moviles acquired an LMDS operator license in the 3.4 GHz band in order to deploy WiMAX networks, despite the hesitations of the authorities responsible for regulating competition.

DVB-H beauty contest is expected in autumn 2007, after mobile TV legislation is approved.

Reforming of GSM bands allowing deployment of UMTS is pending approval of European Commission decision that will be incorporated to current Spanish legislation.

4.8    SUPPLIERS

Relations with suppliers are managed by the Purchasing department, which covers 16 billion euros in purchases, excluding purchases of regulated networks.

Buyers are divided between the Group purchasing teams, which are specialized by purchase category and which guarantee the consolidation of volumes at the Group level, and local teams, who implement the Group’s contracts and provide responsible service close to the customer.

They are trained in a single, complete purchasing methodology, which is continuously updated along with expert modules (2, 200 man-days of training delivered in fourteen countries in 2006).

The buyers are involved early in the process in the definition of needs, and direct the process of selecting the suppliers. The performance of Group contracts is continuously evaluated, monitored and improved using the QREDIC quality process, which covers 94% of the Group’s contracts.

In 2006, the buyers’ activity generated recurring savings estimated at over 480 million euros from the 2005 base, and contributed support to the “NExT” transformation program, particularly in the following areas: mobile terminal offers, 3G+ investment projects, deployment of the Orange brand, convergent products around the Livebox.

The number of suppliers was reduced and focused on those providing the greatest added value, which offers the benefits of a significant volume effect: the first supplier represents about 8% of the purchases, one-fourth of the purchase amounts are made with five suppliers, one-third with 10 suppliers, and half the purchases are made with 25 suppliers.

France Telecom’s supplier base is global, allowing diversification of the supply sources. The year 2006 was marked by the selection of new Chinese suppliers through referencing managed by the France Telecom purchasing office in Beijing on the basis of both rate and technological criteria, in collaboration with the operator China Telecom.

Relations with suppliers are based on a sustainable development approach, which results in an assessment of supplier maturity in social and environmental aspects and by periodic audits, particularly in Asia. The approach used by France Telecom has been recognized by the independent organization Vigéo, which ranks the Group among the top three telecom operators (out of a panel of twenty).

The structure of the Purchasing function changed in 2006 with the creation of two new purchasing areas: “telecommunication operators”, to provide a better response to the problem of purchasing capacities, and “strategic marketing” to provide better upstream integration of the buyers within the teams, during the development of new products and services. This purchasing unit contributed to the launch of the Unik convergent offer, for example.

Finally, the integration of the country purchasing functions accelerated in 2006, particularly in Spain, the United Kingdom, the Netherlands, and in certain African and Middle East countries.

4.9    INSURANCE

France Telecom has adopted an insurance plan to cover its principal risks. This insurance plan has been underwritten by major insurance and reinsurance providers to cover the risk of damage to property, operating losses (including transport risks) and legal liability for operations and the risks related to the corporate purpose which could be caused to third parties (including customers), as well as the risks related to the vehicle fleet. This insurance plan is regularly renegotiated within bid tenders to optimize the coverage in close cooperation with qualified intermediaries (brokers).

The cost of insuring France Telecom S.A. in 2006 amounted to approximately 19.0 million euros, including 17.8 million euros in premiums (compared with a cost of about 21.5 million euros in 2005 and 32.5 million in 2004). This cost breaks down by risk category for 2006 as follows:

-	liability coverage: approximately 7.9 million euros;

-	automobile insurance coverage: approximately 4.0 million euros;

-	damage to assets and operating losses: approximately 7.1 million euros.

In addition to the costs paid by France Telecom S.A. are those paid by the subsidiaries covered by the Group’s insurance policies. This amount totaled approximately 14.0 million euros in 2006 (11.8 million euros in 2005 and 10.1 million euros in 2004).

These policies have been gradually extended to cover the Group’s French and foreign subsidiaries in order to harmonize coverages and streamline management and second, to control the corresponding insurance costs. A very large number of subsidiaries have benefited from the extension of the Group’s program in Poland, the United Kingdom, and Spain; the integration process continues for the other countries (Equant still has its own program in which certain excess coverages are covered by the “master” program at Group level).

On the basis of the information available, the policies in force reflect the nature of the risks incurred by France Telecom and are in line with the current terms and conditions of the insurance market for groups of a similar size and with similar business activities worldwide, particularly with respect to coverage limits.

For several years, given the state of the insurance and reinsurance markets in this area, the Group has self-insured its poles and open-wire lines of its telephone network against the risks posed by natural disasters.

France Telecom maintains a level of self-insurance that is appropriate for the risks it encounters. Over the past eleven financial years, the number of accidents affecting the above-ground network of France Telecom S.A. has not, on average, exceeded 12.0 million euros per year, except for disasters that are exceptional in terms of frequency and intensity (for example, the damage from the December 1999 wind storms).

In 2005, France Telecom began to work on modeling the risks of the above-ground network which were damaged by storms in order to acquire an in-depth understanding of its exposure to such risks.

The results of this study did not reveal any interest in covering this risk through a financial instrument. France Telecom remains attentive to these risks, however, and continues its analyses and study of a possible transfer.

In addition, in the context of its risk management policy, France Telecom regularly conducts site inspections performed in partnership with the internal engineering departments and those of its principal insurers. This inspection program is being extended to the Group’s principal subsidiaries.

This work undertaken for several years allows detection of potential risks, an assessment of the level of prevention and protection. These actions, which give our insurers greater knowledge of the Group’s risks, are essential elements in the context of negotiating insurance coverage.

4.10    ORGANIZATIONAL STRUCTURE

The following diagram presents the main operating subsidiaries and shareholdings of France Telecom S.A. at December 31, 2006. The percentage holdings shown for each company are the percentages controlled directly or the percentage control of the relevant operating company or, where jointly controlled, the percentage used for the proportional integration in their consolidation.

GROUP'S SIMPLIFIED ORGANIZATION CHART AT DECEMBER 31, 2006

(% control)

France Télécom S.A.
Personal Communication Services
Home Communication Services
Enterprise Communication Services
Orange France 100% (France)
France Telecom España (1) Mobile activities 79.3% (Spain)
Mobistar 50.2% (Belgium)
Orange Romania 96.8% (Romania)
Orange Communications S.A. 100% (Switzerland)
Mobinil 71.2% (2) (Egypt)
Orange Cameroun 99.5% (Cameroon)
Orange Madagascar 65.9% (Madagascar)
Sonatel Mobiles Subsidiary of Sonatel 42.3% (1) (Senegal)
Mobilecom Subsidiary of JTC 51% (Jordan)
Orange UK Mobile activities 100% (United Kingdom)
PTK (1) Subsidiary of TP Group 100% (Poland)
Orange Nederland N.V. Mobile activities 100% (Netherlands)
Orange Slovensko 100% (Slovakia)
Voxtel 61.0% (Moldova)
Orange Botswana 51.0% (Botswana)
Orange C. Ivoire 85% (Ivory Coast)
Orange Dominicana 100% (Dominican Republic)
Ikatel Subsidiary of Sonatel 42.3% (1) (Mali)
CellPlus Subsidiary of Mauritius Telecom 40% (Mauritius)
TP Group (3) 47.5% (Poland)
Orange U.K. Fixed & internet activities (United Kingdom)
France Telecom España (1) Fixed & internet activities 100% (Spain)
Wanadoo Nederland (1) Fixed & internet activities 100% (Netherlands)
Sonatel 42.3% (4) (Senegal)
CI Telcom 51% (Ivory Coast)
Jordan Telecom Company 51.0% (Jordan)
Mauritius Telecom 40% (Mauritius)
Equant B.V. & its subsidiaries 100% (Netherlands)
Globecast & its subsidiaries 100% (France)
Etrali & its subsidiaries 100% (France)

(1) Company operating under the Orange brand.

(2) Mobinil is 71.25% owned by the France Telecom Group and 28.75% by Orascom Telecom. Since all decisions must be approved jointly by both partners on the Mobinil Board of Directors, Mobinil is proportionately consolidated. Mobinil owns a 51% stake in the operational company ECMS.

(3) France Telecom has the power to appoint a majority of the members of the TP S.A. Supervisory Board.

(4) Further to the amendment to the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated since July 1, 2005. Before this date, France Telecom’s interest in Sonatel and its subsidiaries was consolidated under the proportionate method.

4.11    PROPERTY, PLANT AND EQUIPMENT

4.11.1    NETWORKS

4.11.1.1    Data transmission networks

Fiber optic cable networks

With speeds of up to 10 Gbit/s, fiber optic cables by far exceed the capacity of conventional copper lines or radio links. In 2006, France Telecom installed approximately 5,631 kilometers of fiber optic cables in its regional network in France (7,262 kilometers in 2005 and 3,500 kilometers in 2004).

The new Dense Wavelength Division Multiplexing technology (DWDM) is now deployed on long distance networks to further increase the speed of transmission to a potential of 80 wavelengths per fiber. At December 31, 2006, 49 DWDM systems were installed on the long-distance network in France, compared with 41 in December 2005 and 36 at December 31, 2004. In addition, France Telecom offers direct fiber optic connections to business customers wishing to benefit from very high-speed services. At December 31, 2006, 17,977 customer distribution frames were connected by fiber optics to the France Telecom network (compared with 14,729 optical customer distribution frames at the end of 2005 and 12,686 at the end of 2004).

Synchronous digital hierarchy (SDH)

At December 31, 2006, France Telecom had installed over 372 synchronous digital hierarchy (SDH) transmission links at 2.5 Gbit/s on its long distance network in France, compared with 346 at December 31, 2005 and 253 at December 31, 2004. In Europe, the number of 2.5 Gbit/s SDH transmission links came to 130 at December 31, 2006, compared with 120 at December 31, 2005 and 119 at December 31, 2004. The relatively low-cost SDH technology can be used to create a simpler network that is easier to manage and more reliable. In France, through the use of a reserve network and local self-protected rings, the SDH optical network is fully protected against single cable breakdowns. France Telecom is continuing to develop SDH networks by installing other SDH rings as well as low-cost point-to-point systems on the lower section of the network.

Asynchronous transfer mode (ATM)

France Telecom is a leading player in the development of asynchronous transfer mode (ATM) transmission technologies, simultaneously transmitting data signals, text, voice, images and multimedia between network access points at speeds of over 155 Mbit/s.

France Telecom has deployed an ATM backbone network capable of routing high-speed services. At December 31, 2006, this network was made up of 467 cross-connect units, compared with 457 at the end of 2005 and 448 at the end of 2004. It enables the end-to-end transmission of InterLan, MultiLan and Videodyn transmission services, which provide temporary television connections. It also receives ADSL access data flows and delivers some of these flows to the IP network through a BAS interface.

Internet-related networks

Broadband access

The rollout of the ADSL network remained a major challenge for France Telecom over 2006.

At December 31, 2006, the number of subscriber connection nodes open to ADSL came to 12,174, compared with 9,731 at December 31, 2005 and 6,356 at year-end 2004.

At December 31, 2006, 99.5% of the French population was covered, compared with 97% at the end of 2005, and 90% in 2004.

The Zones d’Activités Économiques (ZAE) (business park plan) is designed to bring very high speed internet to businesses with 100% coverage for symmetrical 2 Mbit/s and speeds of up to 100 Mbits/s for Ethernet Gigabit services.

IP network architecture

France Telecom’s IP network is built to be able to handle the growing demand for speed and to support broadband technologies, such as primarily ADSL.

Clients of ADSL sites are connected up via DSLAM and BAS (Broadband Access Servers) with a downlink speed (Internet to customer) ranging from 128 Kbit/s up to the maximum speed permitted by the line, depending on the distance from customer’s house to the subscriber connection node. For its business customers, France Telecom also offers “Turbo ADSL” access at speeds of up to 2 Mbit/s on these DSLAM.

The NAS and BAS are connected to the Internet platform of the Group and the Internet network via the national IP transmission network or the backbone network, transporting traffic at 299 Gbit/s at the end of 2006, significantly faster than the 168 Gbit/s seen at the end of 2005 and 111Gbit/s at the end of 2004.The IP network is being deployed by the France Telecom technical teams, that provide 24/7 supervision.

The France Telecom IP network represents a scalable, multi-access network (Autonomous System 3215), designed to cope with traffic growth and adapt to changes in technology thanks to the expertise of France Telecom’s R&D division, which assesses and tests among other things new technologies, such as the new super high-speed transmission technologies. France Telecom’s worldwide Internet network (Autonomous System 5511) connects the principal global Internet networks in different locations around the world. It is built on the latest IP transmission and switching technologies. In Europe, it has been scaled down in terms of its size since the end of 2003, resulting in a concentration of traffic bypass points. Built on very high-speed land-based and submarine transmission links (several Gbit/s), it enables the France Telecom Group’s customers to enjoy excellent Internet connectivity, combined with protection against the major risks seen on other leading internet networks.

4.11.1.2    Mobile telecommunications networks

Orange France operates a second generation (2G) mobile network that meets GSM, GPRS and Edge standards, as well as a UMTS-compliant mobile network. The corresponding frequency bands are 2x12.5 MHz for GSM 900, 2x23.6 MHz for GSM 1800, and 2x15 MHz for UMTS (FDD mode) and 5 MHz non-paired (TDD mode).

Orange France’s GSM, GPRS/Edge and 3G network architecture complies with the international ETSI and 3GPP standards. Specific mobile equipment and the signaling network are deployed using the France Telecom Group transmission infrastructures.

These two networks enable the Group to offer voice services, SMS, MMS, Orange portal access, data transfer offers, video streaming, TV and videophony.

The Edge network reaches speeds of around 100 Kbit/s, depending on radio and terminal conditions, in the downstream direction, i.e. from the network to the terminal.

The UMTS network also offers videophony at 64 Kbit/s, and even faster data transmission services with downstream speeds of up to 384 Kbit/s and upstream speeds ranging from 64 to 128 Kbit/s, depending on the geographic area concerned.

The deployment of the 3G+ technology (HSDPA), a change in the UMTS network, allows in the initial phase speeds that can reach 1.8 Mbit/s in the downstream direction and upstream speeds of 64 kbit/s to 128 kbit/s depending on the geographic region in question.

For Business Mobile broadband, the Edge and UMTS networks are supplemented with a network of about 30,000 Wi-Fi hotspots.

The Edge and UMTS networks offered mobile broadband coverage to 96% of the population at the end of 2006.

4.11.1.3    International network

Submarine cables

In order to accommodate the increase in telecommunications traffic, France Telecom is investing in submarine cable systems. These investments may be made either by purchasing IRU (Indefeasible Rights of Use), which are acquired for a period often equal to the cable operating period, or by leasing wavelengths depending on the expected return.

In 2006, France Telecom invested in additional capacities on the Americas II cable, running between the West Indies and the United States, in order to keep pace with the rapid development of broadband in French overseas departments. The Group has also purchased IRU capacities on transatlantic cables for transporting its Internet traffic, while participating in efforts to upgrade the Sea-Me-We4 cable, linking southern Europe to Singapore through the Middle East, in order to meet growing demand from its clients for this connection. Lastly, France Telecom has received additional capacity on their SAT3WS cable in order to accompany the broadband boom in La Réunion.

France Telecom is also rethinking its submarine cable base, within the consortiums concerned, looking to phase out obsolete cables in view of the demand for bandwidth or which have become too expensive to maintain. As part of this, the SMW2 cable was deactivated in October 2006, and will be raised in 2007.

Satellites

France Telecom is refocusing on its core business as a telecommunications services operator and has sold off the majority of its interests in satellite operators.

France Telecom will continue to use the satellite operators’ infrastructures for its needs in terms of international telephone, data and audiovisual links. France Telecom also operates its own network of telecommunications satellites, which are still based on the two Télécom C2 and Télécom D2 satellites.

The reduction in satellite transmission needs has led France Telecom to rationalize its teleports in metropolitan France and French overseas departments. In metropolitan France, the space telecommunications center activities have been grouped together at the Bercenay en Othe teleport. Similarly, in French Overseas Departments, the connection of the West Indies and La Réunion to the submarine cable network has led to closure of the Trois Ilets site in Martinique (while retaining the Destrellan site in Guadeloupe) and to the closure of one of the two sites on La Réunion. Mayotte, which is not connected by any submarine cable, remains linked solely by satellite, while French Guyana has kept its Cayenne and Kourou sites as well as the sites operating inland.

European backbone network (EBN)

At December 31, 2006, France Telecom’s European backbone network directly connected 35 cities, the same number as in 2005, including 6 in France, and was interconnected with the networks of France Telecom subsidiaries and partners.

The EBN, a fiber optic network, whose wavelength capacity has grown in line with demand, is designed to carry unit flows of 2.5 to 10 Gbit/s on each line, with a capacity of up to 1.2 Tbit/s with no additional cables required. The network guarantees connections from 45 Mbit/s to 10 Gbit/s and offers a number of advantages, including 99.95% availability, centralized network management, and round-the-clock customer services. End-to-end infrastructure control also contributes to easier management and greater simplicity by enabling access to international services without having to connect up through multiple operators.

North American backbone network

Over 2006, France Telecom entered into a number of new capacity leasing agreements with various American operators, for transporting its growing internet traffic and meeting the requirements of its operator and corporate clients.

International voice network

France Telecom has three international switching nodes in France for managing traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. In addition, France Telecom has decided to centralize operations for transporting international traffic for its subsidiaries based on these three CTI4g switches in France in order to optimize termination costs. All combined, these CTI4g switches are linked together by more than 160,000 international circuits (64 Kbit/s) to over 250 direct access operators spread over 125 countries. Lastly, SS7 signaling on the international network is supported by two signal transfer points (STP). They support the signaling associated with voice traffic and roaming for mobile operators that are clients of France Telecom, as well as most of its mobile subsidiaries, enabling it to optimize its transport costs.

4.11.2    REAL ESTATE

At December 31, 2006, France Telecom’s real estate assets, including equipment considered to represent real assets, was recorded in its balance sheet for a net book value of around 3.19 billion euros, down slightly in relation to December 31, 2005 (3.26 billion euros) and compared with 5.51 billion euros at December 31, 2004. These properties are used to house telecommunications facilities, research centers, customer service centers, premises for commercial use and offices.

In France, the Direction de l’Immobilier et des Transports (real estate and transport division) is responsible for managing all real estate leases, distributing properties between the various departments. These properties are billed based on market conditions, and unused properties are sold or otherwise rented to third parties.

When France Telecom became a société anonyme (public limited company) on December 31, 1996, all the assets of the former public operator France Telecom were declassified from the public domain and transferred over to France Telecom S.A. In 2002, the latter sold 409 properties to a consortium of investors for 2.6 billion euros. In 2003, it sold an additional 389 properties to another consortium for a total of 419 million euros. Most of the buildings sold on a block basis are now leased by France Telecom. Following these disposals, the vast majority of France Telecom’s transferable property holding in France has now been sold.

At December 31, 2006, occupied properties in France represented a total surface area of around 6.5 million square meters, with 4 million leased and 2.5 million owned, corresponding to more than 21,000 sites, including around 1,300 large sites.

In Poland, TP S.A. owned some 2,500 properties at December 31, 2006, with the total surface area of developed properties representing some 1.9 million square meters, and the surface area of undeveloped land around 13.6 million square meters.

In the United Kingdom and Spain, the majority of the Group’s properties are leased, representing approximately 200,000 and 150,000 square meters respectively.

4.12    RESEARCH AND DEVELOPMENT

Since 2004, France Telecom has been strengthening its R&D budget. In 2006, France Telecom set aside 1.7% of its revenues for spending on R&D, representing a total of 856 million euros, compared with 716 in 2005 and 597 in 2004. These amounts include labour expenses (wages and employee benefits) (about half of the total) and the other operating and investment expenses for research, development and innovation on new products and services. These actions are being carried out by the Group’s network of R&D laboratories, by the “Exploration Center”, which is in charge of testing out potential innovations with clients, and by the Strategic Marketing Division and Technocenter, which are responsible for industrializing the launch of new products and services, while strengthening the Group’s responsiveness on its various markets.

Workforce

At December 31, 2006, France Telecom employed 3,744 engineers, scientists and researchers within its R&D division, compared with 3,896 in 2005 and 3,625 in 2004 for a total R&D workforce (including support) of 4,209 (2005: 4,437; 2004: 4,222)

Organization

The France Telecom Group operates in an economic context that is undergoing major changes, where a competitive advantage can be built up through systematic innovation, driven by the market and pushed by technologies. This is why the Group has decided to combine the functions of designing and launching new products and services around a unique strategic marketing approach (NSM: Next Strategic Marketing), while organizing the management of its R&D, distinguishing between just two types of activity, instead of the previous breakdown into research, anticipation and development:

-	the New R, which groups research and technology anticipation activities together, upstream of a Group commitment to developing products;

-

the New D, which groups together all development activities decided on by the Group, in line with the Group product roadmap, which will be overseen working closely with the strategic marketing unit (NSM).

The R&D laboratories, the Exploration Center and the Strategic Marketing Division and Technocenter are grouped together within the Orange Labs network, launched in January 2007.

Implementing the “NExT” strategy

The R&D department has stepped up its transformation in order to contribute to meeting the “NExT” objectives through a deliberately limited number of priority growth or transformation projects, with progress tracked by the division’s management committee. Each action plan is launched for six months, led by a project manager and supported by a sponsor from the management committee. At the end of the six months, certain action plans are pursued, while others that have achieved their transformation goals are suspended and assumed by the various division team members as part of with their usual assignments.

This reorganization of R&D, through the Strategic Marketing Division and Product Factory, has made it possible to contribute to the launch of Unik (telephone enabling you to connect up to your Livebox with your mobile), Livebox 1.1 in France, Orange Messenger by Windows Live, and the “NExT” Portal convergent homepage. Business Everywhere services are now available in France, Poland, Spain, Slovakia, Switzerland and the United Kingdom, while Business Livebox has been released in France.

Orange Labs are playing a key role in the integrated operator strategy, contributing through its developments to the integration of networks, the improvement of communication, information and leisure services, the launch of new practical services, the optimization and upgrading of business services.

In the consumer services sector, Orange Labs are developing convergent solutions, new 3G telephony services, as well as content and entertainment offers. They have also been involved in the launch of VoIP (Telephony+) offers in France, Spain, the United Kingdom, the Netherlands and Italy.

In 2006, Orange Labs contributed to the launch of Version 1 of LiveServices (video, music, radio, photo services, remote image viewing from your home thanks to the Livebox and broadband), Version 3 of Wanadoo Photo, SMS Gateway, Multimedia Conference, the Columba bracelet (assistance and localization bracelet for people with Alzheimer’s), the Unik telephone, high definition TV based on the ADSL line for the Football World Cup, and Orange Link (photo album sharing software, online gaming, etc.).

For businesses, the Group is developing services linked to their migration over to IP for telephony and call answering services, while ensuring the interoperability of offers: company intranet access from PDAs and smartphones (Business Everywhere on PDA), audio or telephone conferencing without reservations or subscriptions (Réunion Flash), Livebox Pro for very small businesses.

The research work carried out on voice, sound, image and multimedia technologies is making it possible to improve IP communications (VoIP, IPTV), while Search-related work is enabling content and information services to be improved. The “Orange Desktop Search” application has been rolled out on Orange UK portals, while the Orange France WebVideoFinder service is now online, offering indexing and search features for news videos published by TF1, France Télévisions, LCI. Lastly, the R&D department is strengthening its expertise in the “Search” field by focusing on differentiating aspects for an operator.

On network access, the main work carried out concerns managing the multiplicity and complementarity of access networks (network mobility management, multi-access terminals), with an increase in speeds across all of these accesses.

For core networks, the priority actions concern the implementation of IMS, the standardization of network orders and the management of quality of service aspects.

In 2006, France Telecom’s R&D was given as a reference in Forrester’s guide to “A French Revolution in Innovation is unfolding”. In 2005, it also won the Best Innovator award in the Innovation and Technology category, rewarding the most innovative companies.

Multi-country R&D

In addition to its facilities in France, France Telecom had seven research laboratories in six other countries at December 31, 2006. Certain laboratories are located close to the Group’s operational companies in order to be able to provide them with better service. Others capitalize on their immersion within a specific ecosystem in order to detect any major shifts in terms of technologies or uses as early as possible, fostering partnerships and accelerating the Group’s capacity for innovation.

The San Francisco laboratory in the US, located in a unique region due to its concentration of high tech expertise, focuses on various key areas such as Web 2.0 dynamics, the associated communities and its consequences on business and home service offerings, routing technologies and network resource optimization, computation and storage, fixed or mobile search and content services, combined with advertising revenues. The Boston Laboratory (US), located close to MIT and the Nokia and Motorola handset laboratories on the East Coast, is working to simplify our residential or business services, harnessing the multimedia possibilities offered by new browsers and handset applications. The London laboratory (UK) is developing its expertise on “seamless” network mobility, IMS services, user interfaces and handsets, as well as the corresponding business analyses. The laboratories in Tokyo (Japan) and Seoul (South Korea) make it possible to monitor major developments in uses and technologies in Japan and Korea, notably on fixed-line and wireless broadband Internet and localization services. The Peking laboratory (China) is harnessing the dynamic Chinese telecommunications market and the pool of local talent to meet the needs of the Group’s various business units in various areas such as handsets, value-added services and open source software. Lastly, TP’s R&D center in Warsaw (Poland) has a dual mission: generally, to meet TP’s integrated operator needs, and meet the Group’s requirements for the information system, optical access and information processing.

Partnerships, relations with universities, collaborative research

The Group has an active policy for partnering with leading industrial players, and Strategic Marketing cooperation projects have already borne fruit. In this way, Unik represents the result of a partnership with Ericsson, Business Together a partnership with Nortel, and Orange Messenger by Windows Live a partnership with Microsoft. The R&D division has also forged a number of partnerships in Asia, notably with Fujitsu, Hitachi and Huawei.

Partnerships with universities and academic institutes are covered by framework agreements: CNRS, INRIA, Supélec, Ecole Normale Supérieure, etc.

In 2006, the R&D division employed nearly 300 PhD. students and postdoctoral researchers. At the end of their doctorates, between one quarter and one third of doctors are usually recruited on permanent contracts within Group teams, primarily within R&D. Furthermore, a particular effort has been made to support PhD. students so that they can be more easily integrated into professional life once they have completed their doctorate degrees (system for new thesis chapter in a partnership with the Bernard Grégory Association).

France Telecom is a key player in R&D programs through various partnerships, at both national level (RNRT, RNTL, RNTS) and European level (European Commission framework program, EUREKA, EURESCOM). France Telecom is one of the most active operators in line with the 6ème Programme Cadre (sixth framework program), with 35 contributions retained, and has also been involved in the Agence pour l’Innovation Industrielle (AII) (industrial innovation agency) initiatives, notably the Quaero European search engine project and the Maxssim project for the rollout of new SIM cards.

Lastly, in France, France Telecom is involved in the various centers of competitiveness aimed at fostering synergies around innovative projects: in this way, the Group is participating in 7 such centers of excellence, including 5 with a global focus.

Patents and licensing

France Telecom has continued to strengthen its intellectual property activities. Indeed, it has a portfolio of 8,319 patents in France and abroad (issued or filed) and is constantly working to develop these assets through the filing of new patents to protect its innovations and freedom to operate. In order to capitalize on the results of R&D, some of these patents are licensed through programs such as for Turbocodes, a technology notably covering 3G mobile networks, or through patent pools for patents corresponding to standards (MP3, MPEG, DAB, DVB, 723.1, G729, IEEE802. 11x, etc.). This value creation also concerns the Group’s software, including the “e-conf” PC videoconferencing software or the mobile network engineering tools.

In 2006, 512 new patents were filed, compared with 530 in 2005 and 454 in 2004. These patents have been filed primarily by the R&D division at France Telecom S.A., accounting for 480 out of the 512 patents filed in 2006.

Management of technological interests

GPT, responsible for the management of technological interests, groups the venture capital companies (FTTI, Technocom and Innovacom3), management companies (Innovacom Gestion and GIE Innovacom), and the holding company (France Telecom Capital Développement) together within the R&D division. This holding company, which represents a wholly-owned subsidiary of France Telecom, holds three types of funds:

-	corporate funds, such as FTTI, set up to create value through France Telecom’s intellectual property in exchange for stakes in tech start-ups;

-	funds under management open to third parties (Technocom, Innovacom 3,4 and 5);

-	external funds (US, Canada, Japan), managed by third parties, in which FTCD has various equity interests.

4.13    SEASONALITY

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

4.14    ENVIRONMENTAL POLICY

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. Indeed, these activities do not involve any production processes that represent a significant threat to rare or non-renewable resources, natural resources (water, air) or biodiversity. However, France Telecom does use certain facilities, products or substances that might involve risks for the environment – even minor ones – and that are subject to specific regulations. In addition, France Telecom must comply with the regulations governing the dismantling of certain pieces of equipment or facilities. These risks are subject to in-depth analyses by the France Telecom Group on an ongoing basis, with action plans and preventive measures drawn up and implemented.

French law thus requires operators of installations classées pour la protection de l’environnement (ICPE) (environmental protection-classified facilities) to obtain an operating authorization from the government, or to file a prior declaration. There are 2,100 such ICPE-classified facilities subject to this declaration requirement, and 20 subject to prefectural authorization. All of the declarations regarding these protected facilities have been filed with the relevant prefecture, and a maintenance program has been launched. In addition, France Telecom S.A’s. 80 cooling towers are monitored for legionnaire’s disease risks.

Certain facilities also use regulated products or substances. This concerns chlorofluorocarbons (CFC) or other refrigeration fluids in air-conditioning systems. Halon was removed from the fire extinguishers and sprinkler systems in 2003, in line with the regulations in force in France. Certain electrical transformers also use polychlorinated biphenyls (PCBs) that will be progressively eliminated by 2010 as required under French legislation.

With regard to the dismantling of facilities or equipment, in line with the regulations in force, France Telecom carries out certain specific programs, for instance laying aerial telephone lines underground for listed and protected sites in France or fitting covers on hollow telephone metallic poles to prevent entrapment of birds. In general, France Telecom is creating a provision for the restoration and dismantling of sites, which primarily covers the following types of costs in decreasing order of importance:

-	restoration of sites for mobile telephone antennae;

-	refitting telephone poles;

-	dismantling of public telephones;

-	management of waste equipment;

-	reprocessing of handsets.

For further information, refer to Note 28.4 to the consolidated financial statements: “Provisions for dismantling and restoring sites”.

The programs and actions to reduce environmental risks and impacts are implemented in the various countries in which the Group operates, within the framework of an ISO14001-based environmental management system, in line with an analytical methodology and reporting tools and processes defined at Group level. In 2006, in line with such frameworks, the main countries in which the Group operates have mapped out the significant environmental risks and impacts, and considered them in their environmental management programs. Certain countries have been ISO14001-certified for some of their activities or sites, including mobile activities in Spain, for which all the 15,000 network sites are now certified.

Each year, France Telecom publishes a corporate responsibility and sustainable development report, which may be downloaded from the Group internet site at www.francetelecom.com and contains further information on environmental issues.

Item 4A         UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following sections of this Item 5. “Operating and Financial Review and Prospects” present:

■	An overview of the France Telecom group,

■	A comparison of the 2005 and 2006 years for the France Telecom group,

■	A comparison of the 2004 and 2005 years for the France Telecom group,

■	An analysis of the Group’s cash flows, shareholders’ equity and financial debt,

■	A presentation of the Group’s off-balance sheet commitments and contractual obligations,

■	Critical accounting policies and estimates under International Financial Reporting Standards as adopted in the European Union,

■	Transition from data on an historical basis to data on a comparable basis for 2004 and 2005,

■	Information relating to U.S. Generally Accepted Accounting Principles (U.S. GAAP),

■	Non-GAAP financial measures, and

■	A glossary of financial terms.

There are no differences between International Financial Reporting Standards as adopted in the European Union (IFRS) and International Financial Standards as published by the IASB, as applied by France Telecom.

Fiscal 2005 was France Telecom’s first year of reporting under IFRS. IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), sets out the transition rules which were required to be applied when IFRS was adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may have resulted in a different application of accounting policies in the 2004 restated information from that which would apply if the 2004 financial statements had been prepared using full retrospective adoption of IFRS.

This section contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 27E of the U.S. Securities Exchange Act of 1934). Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success and market acceptance of operating and financial initiatives as well as business and strategic initiatives based on the integrated operator business model, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors (see Item 3. “Key Information – 3.3 Risk factors” and the “Cautionary Statement Regarding Forward-Looking Statements”).

5.1    OVERVIEW

This section presents:

■	General information relating to the France Telecom group,

■	The principal operating data and the key data on net income, organic cash flow and net financial debt, and

■	A discussion of the “NExT” plan and of anticipated trends.

5.1.1    GENERAL INFORMATION

5.1.1.1    Development of the Group

The France Telecom group offers its retail and business customers as well as other telecommunications operators a wide range of services covering fixed-line and mobile communications, data transmission, the Internet and multimedia, as well as other added value services. Today, France Telecom serves nearly 159 million customers around the world.

In a rapidly changing technological and competitive environment, the France Telecom group has chosen to focus fully on developing its global integrated operator strategy, anticipating changes in the telecommunications industry.

The telecommunications market is in the midst of an upheaval. Customers are now able to enjoy a large variety of communication tools, that have led to a surge in usages, but the services offered to them remain fragmented. Indeed, the telecommunications world is still organized based on separate networks and services (fixed, mobile, Internet). The mission of a global operator like France Telecom is to put the customer’s concerns at the heart of its services, offer customers an integrated communication universe, independent from the terminal or network being used. France Telecom’s vision as an integrated operator is based on the convergence of fixed, mobile and Internet networks.

Since the end of 2003, this integrated operator strategy has notably been implemented through:

-	the acquisition of minority interests in Orange S.A., Wanadoo S.A., and Equant, and the integration of Wanadoo S.A. within France Telecom S.A.;

-

the launch of the “NExT” plan (New Experience in Telecommunications), the Group’s program for 2006-2008 introduced in June 2005. The “NExT” plan is a three-year transformation plan that will open up a universe of enhanced and simplified services for the Group’s customers, while enabling the Group to pursue its transformation as an integrated operator. The “NExT” plan aims to make France Telecom the leading operator for new telecommunications services in Europe (see Section 5.1.3.1 “The NExT plan (New Experience in Telecommunications)”);

-	the adaptation of the Group’s organization in line with its integrated operator strategy;

-

the acquisition of an 80% stake in the Spanish wireless operator Amena, which was merged with FT España (fixed-line and Internet activities) in July 2006. After the merger, France Telecom’s interest in FT España was 79.3%. In October 2006, all these businesses adopted the Orange brand. These operations have enabled the France Telecom group to strengthen its integrated operator strategy in Europe, meaning that it is now in a position to launch convergent offers based on fixed-line and mobile broadband in a key European market (see Section 5.4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements);

-	and the launch of new offers at a steady rate.

France Telecom has a complete portfolio of business lines (fixed-line, mobile, Internet), focused on all customer segments (consumers, small and medium-sized businesses, multinationals) and usages (personal and professional) in most contexts (home, office, travel, mobile). With these assets, it believes it is in the best position to meet customer expectations and develop an integrated communication services offer.

5.1.1.2    Business segments

■	Presentation of the business segments

As a result of the Group’s new strategies, the organization for France Telecom’s operational management is now built around i) business lines (home, personal, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as the first level of segment reporting:

-

the “Personal Communication Services” (referred to hereinafter as “PCS”) segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group in Poland (with its subsidiary PTK Centertel), and that of the Group’s other international companies;

-

the “Home Communication Services” (referred to hereinafter as “HCS”) segment covers the fixed telecommunications services activities (fixed-line telephony, Internet services, and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

-	the “Enterprise Communication Services” (referred to hereinafter as “ECS”) segment covers business communication solutions and services in France and around the world.

Each of the business segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies. The use of shared resources is taken into account in business segments results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the business segments.

The supply of shared resources is included in inter-business segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the user business segment’s gross operating margin (referred to hereinafter as GOM; for information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”). The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the business segment results disclosed from one year to another.

Business segment results correspond to operating income, excluding gains and losses on disposal of assets not directly related to the business segment concerned.

The data for the business segments and sub-segments presented in the following sections are assumed to be stated, except where otherwise indicated, prior to the elimination of inter-segment and inter-sub-segment transactions (see Note 5 to the consolidated financial statements). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

For the years ended December 31, 2004, 2005 and 2006, the following table shows the revenues by business segment for the France Telecom group.

(millions of euros)	Years ended december, 31
Revenues	2006	2005 historical basis	2004 historical basis	2006 / 2005 historical basis	2005 / 2004 historical basis
Personal Communication Services (PCS)	27,745	23,535	20,564	17.9%	14.4%
Home Communication Services (HCS)	22,487	22,534	22,440	(0.2)%	0.4%
Enterprise Communication Services (ECS)	7,652	7,785	8,235	(1.7)%	(5.5)%
Eliminations	(6,182)	(5,772)	(5,954)	7.1%	(3.0)%
Group total	51,702	48,082	45,285	7.5%	6.2%

In 2006, the France Telecom group’s revenues totaled 51,702 million euros on an historical basis, up 7.5% or 3,620 million euros in relation to 2005, driven by the increase of 17.9% in revenue from the PCS segment, tied primarily to the favorable impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 2,669 million euros. This change was offset by the slight decrease of 0.2% in revenue from the HCS segment and the reduction of 1.7% in revenue from the ECS segment between 2006 and 2005.

In 2005, the France Telecom group’s revenues totaled 48,082 million euros on an historical basis, up 6.2% or 2,797 million euros in relation to 2004, driven by the increase of 14.4% in revenue from the PCS segment and the slight increase of 0.4% in revenue from the HCS segment. This change was offset by the decrease of 5.5% in revenue from the ECS segment between 2005 and 2004.

■	Disposal of the PagesJaunes Group

Following the France Telecom group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to the PagesJaunes Group business are presented separately under consolidated net income after tax of discontinued operations (see Sections 5.2.1.3.4 and 5.3.1.3.4 “Consolidated net income after tax of discontinued operations”). The financial data published for 2004 and 2005 have been restated.

The main aggregate which constitute the consolidated net income after tax of discontinued operations and net cash flows related to PagesJaunes Group are presented in Note 4 to the consolidated financial statements.

The PagesJaunes Group’s business lines involve the printing and distribution of printed directories, the sale of advertising space on the online printed directories, telephone information services, the sale of marketing databases, and the creation and hosting of Internet sites for advertisers.

5.1.1.3    Summary of results for 2006

■	51.7 billion euros in revenues in 2006, up 7.5% on an historical basis and 1.2% on a comparable basis in comparison with 2005

Mobile service revenues were up 5.2% on a comparable basis between 2005 and 2006, driven by very strong growth in the customer base, with a 15% increase in the number of mobile customers on a comparable basis, representing 97.6 million customers at December 31, 2006, combined with a sharp rise in mobile broadband usages, with 5.8 million customers at December 31, 2006, compared with 1.6 million one year earlier.

The rapid development of ADSL broadband and the associated multi-service offers have kept the drop in home service revenues down to only 1.9% on a comparable basis between 2005 and 2006: 30% growth in ADSL broadband accesses over the year, with 9.7 million customers in Europe at December 31, 2006, alongside the rapid development of ADSL multi-service offers, with 4.1 million Livebox sold in Europe, 2.5 million “Voice over IP” customers and 590,000 customers for ADSL digital television at December 31, 2006.

■	Gross operating margin of 18.5 billion euros in 2006, representing 35.9% of revenues, in line with the objective announced

In 2006, the gross operating margin (see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) came to 18,539 million euros, giving a ratio of GOM to revenues of 35.9%, down 1.4 points in relation to 2005 (on an historical basis and a comparable basis), in line with the objective announced (1 to 2 point reduction).

■	Capital expenditures on tangible and intangible assets excluding licenses totaled 6.7 billion euros in 2006, representing 13.0% of revenues, in line with the objective announced

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and finance lease-based investments (referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) came to 6,732 million euros in 2006, up 11.6% on an historical basis and 3.5% on a comparable basis in relation to 2005. The ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues represented 13.0% in 2006, in line with the objective announced, compared with 12.5% on an historical basis (12.7% on a comparable basis) in 2005.

■	7.15 billion euros in organic cash flow in 2006, higher than the objective announced of 6.95 billion (adjusted objective including PagesJaunes Group until its sale on October 11, 2006)

Organic cash flow (see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) benefited from the 3.3% increase in the GOM and the decrease in interest paid and income tax paid. In addition, the impact of the total working capital requirement (see Section 5.10 “Financial glossary”) was neutral.

France Telecom uses organic cash flow as an operational performance indicator for measuring cash flow generated from operations, excluding financial investments (see Section 5.10 “Financial glossary”) and excluding proceeds from sales of investment securities (net of cash transferred).

■	Significant reduction in the ratio of net financial debt to GOM, down to 2.27 at December 31, 2006, in line with the objective for a ratio of less than 2 by the end of 2008

Net financial debt totaled 42.0 billion euros at December 31, 2006, down 5.8 billion euros compared with December 31, 2005.

The ratio of net financial debt (see Section 5.10 “Financial glossary”) to GOM was at 2.27 at December 31, 2006. With the GOM for PagesJaunes Group, a business sold off in 2006 (see Section 5.1.1.2 “Business segments”), this ratio was historically 2.48 at December 31, 2005 (based on a restated figure for the GOM, integrating the Spanish mobile operator Amena’s GOM over 12 months in 2005, see Section 5.9 “Non-GAAP financial measures”).

5.1.2    GROUP BUSINESS AND PROFITABILITY

5.1.2.1    Principal operating data

The Group’s revenues, gross operating margin or “GOM” (see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”), operating income, capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed by finance leases (referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) and the indicator for gross operating income less capital expenditures on tangible and intangible assets excluding licenses (referred to hereinafter as the GOM - CAPEX indicator, see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) are presented in the following table for the years ended December 31, 2006, 2005 and 2004 (see Note 3 to the consolidated financial statements).

Revenues, GOM, the GOM - CAPEX indicator, the change in operating working capital requirement (see Section 5.10 “Financial glossary”) and organic cash flow (see Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial glossary” and Section 5.1.2.3 “Organic cash flow and net financial debt”) constitute the operating indicators that the Group uses to monitor operational performance and the performance of its divisions and form the basis for the evaluation of the Group’s executive directors and the divisions’s executive managers. The GOM - CAPEX indicator is calculated, to build up a clearer picture of the efforts of the various operational divisions, based on capital expenditures on tangible and intangible current assets excluding telecommunication licenses and excluding investments financed by finance leases.

For the years ended December 31, 2004, 2005 and 2006, the following table shows the principal operating data of the France Telecom group.

(millions of euros)					Years ended December 31
	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	2004 historical basis	2006 / 2005 comparable basis (1) (unaudited)	2006 / 2005 historical basis
Revenues	51,702	51,105	48,082	45,285	1.2%	7.5%
GOM (2)	18,539	19,039	17,953	17,516	(2.6)%	3.3%
GOM / Revenues	35.9%	37.3%	37.3%	38.7%
Operating income	6,988	-	10,498	8,770	-	(33.4)%
Operating income / Revenues	13.5%	-	21.8%	19.4%
CAPEX (2)	6,732	6,503	6,033	5,126	3.5%	11.6%
CAPEX / Revenues	13.0%	12.7%	12.5%	11.3%
Telecommunication licenses	283	97	97	7	192.3%	192.3%
GOM - CAPEX (2)	11,807	12,536	11,920	12,390	(5.8)%	(1.0)%
Average number of employees (full-time equivalents) (3)	189,028	195,248	191,775	199,547	(3.2)%	(1.4)%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”. Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.
(2)	See Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”.
(3)	See Section 5.10 “Financial glossary”.

5.1.2.1.1    Impact of regulatory rate changes

The environment in which the France Telecom group operates, both in France and elsewhere within the European Union, is subject to stringent sector regulations.

The impact of the reductions in call termination rates seen in several countries over 2006, and notably France, Spain, Romania, Switzerland and Poland, was particularly marked in the mobile telephony sector. In 2006, the negative impact of these cuts on revenues came out at nearly 600 million euros on the Personal Communication (PCS) segment, while the GOM was reduced by around 250 million euros. The regulations governing the Group’s operations are described in Item 4. “Information on France Telecom – 4.7 Regulation”.

The reduction of mobile roaming charges throughout the European Union proposed in July 2006 by the European Commission was adopted by the European Parliament on May 23, 2007. This legislation, which will take effect during the third quarter of 2007, limits international roaming rates on mobile networks.

The Group appropriately anticipated a possible reduction in the forecasts prepared as of December 31, 2006.

For information regarding risks related to the telecommunication sector, see Item 3. “Key Information – 3.3.2 Risks related to the telecommunications sector”.

5.1.2.1.2    Data on an historical basis

■	Revenues

The France Telecom group’s revenues totaled 51,702 million euros in 2006, up 7.5% or 3,620 million euros on an historical basis in relation to 2005. The Group’s revenue growth between 2005 and 2006 was driven primarily by the favorable impact of changes in the scope of consolidation representing a total of 2,908 million euros, primarily reflecting i) the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 2,669 million euros, ii) the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 125 million euros, and iii) the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, also for 125 million euros. Similarly, foreign exchange fluctuations had a positive impact of 115 million euros on the Group’s revenues, essentially related to the change in the Polisy zloty, which represented an impact of 148 million euros between the two periods.

Excluding foreign exchange fluctuations and changes in the scope of consolidation, the France Telecom group’s revenues were up 1.2% between 2005 and 2006, representing an increase of 597 million euros (see Section 5.1.2.1.3 “Data on a comparable basis”).

■	Gross operating margin

The France Telecom group’s GOM came to 18,539 million euros in 2006, up 3.3% on an historical basis, or 586 million euros, compared with 2005. Between 2005 and 2006, growth in the Group’s GOM was generated by i) the favorable impact of changes in the scope of consolidation, representing 1,024 million euros and primarily resulting from the acquisition of the Spanish mobile operator Amena on November 8, 2005, an impact of 894 million euros, and ii) the positive impact of foreign exchange fluctuations totaling 62 million euros, primarily driven by the change in the Polish zloty.

Excluding foreign exchange fluctuations and changes in the scope of consolidation, the France Telecom group’s GOM was down 2.6% between 2005 and 2006, representing a decrease of 500 million euros (see Section 5.1.2.1.3 “Data on a comparable basis”).

Set against a backdrop of slower growth and a tougher competitive environment, the ratio of GOM to revenues fell from 37.3% in 2005 on an historical basis to 35.9% in 2006, a decrease of 1.4 points, in line with the objective announced for a reduction by 1 to 2 points compared with 2005.

■	Operating income

The France Telecom group’s operating income totaled 6,988 million euros in 2006. Despite the 3.3% increase in the GOM on an historical basis, representing an increase of 586 million euros, the Group’s operating income was down 33.4% between 2005 and 2006, reflecting a decline of 3,510 million euros, primarily because of the following factors:

-

the scale of the impairment of goodwill over 2006, representing a loss of 2,800 million euros, compared with a loss of 11 million euros in 2005, primarily linked to the impairment loss of 2,350 million euros recorded in the United Kingdom (Personal Communication Services segment), and in Poland (Poland PCS and Poland HCS sub-segments) for a loss of 275 million euros (see Section 5.2.1.2 “From Group gross operating margin to operating income” and Note 7 to the consolidated financial statements);

-

the sharp decrease in income on disposals of assets between the two periods, with 97 million euros in 2006 compared with 1,089 million euros in 2005 (see Notes 4 and 8 to the consolidated financial statements). It should be noted that income from the sale of the 54% stake in PagesJaunes Group in October 2006, representing 2,983 million euros, was recorded under consolidated net income after tax of discontinued operations (see Section 5.1.1.2 “Business segments”, Section 5.2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements);

-

the significant increase in depreciation and amortization between 2005 and 2006, representing a negative impact of 800 million euros on an historical basis, primarily due to the consolidation of the Spanish mobile operator Amena for 682 million euros;

-

and, to a lesser extent, the increase in the restructuring costs, up from a cost of 454 million euros in 2005 to a cost of 567 million euros in 2006 (see Note 9 to the consolidated financial statements).

These items were partially offset by the favorable impacts linked notably to:

-

the reduction in impairment of non-current assets, which came to a loss of 105 million euros in 2006 compared with a loss of 568 million euros in 2005 (see Note 7 to the consolidated financial statements);

-

and, to a lesser extent, the reduction in the share-based compensation expense, which totaled an expense of 30 million euros in 2006, down from an expense of 158 million euros in 2005 (see Note 27 to the consolidated financial statements).

■	Capital expenditures on tangible and intangible assets excluding licenses

France Telecom group’s capital expenditures tangible and intangible assets excluding licenses amounted to 6,732 million euros in 2006, an increase of 11.6% on an historical basis, compared with 2005. This uptrend resulted primarily from the effect of changes in the scope of consolidation that was at 450 million euros between the two periods and essentially included the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005, for 416 million euros, and included the effect of foreign exchange fluctuations, that amounted to 20 million euros between the two periods.

Excluding foreign exchange fluctuations and changes in the scope of consolidation, investments in tangible and intangible assets excluding licenses of the France Telecom group increased by 3.5% between 2005 and 2006, representing an increase of 229 million euros (see Section 5.1.2.1.3 “Data on a comparable basis”).

■	GOM – CAPEX indicator

The GOM – CAPEX indicator fell 1.0% on an historical basis between 2005 and 2006 to 11,807 million euros in 2006 due to the GOM growth (up 586 million euros) which was lower than the increase in capital expenditures on tangible and intangible assets excluding licenses (up 699 million euros).

5.1.2.1.3    Data on a comparable basis

The transition from data on an historical basis to data on a comparable basis for 2005 is described in Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Revenues

On a comparable basis, the France Telecom group’s revenues were up 1.2% (up 597 million euros) between 2005 and 2006, reflecting the growth achieved on Personal Communication Services, on which revenues are up across all sub-segments. The increase in revenues on mobile telephony activities was particularly strong in the Rest of the world and Poland. On the other hand, the change in the Group’s revenues between 2005 and 2006 was affected i) by the drop in revenues from Home Communication Services, the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain, but was partially offset by the strong growth seen on ADSL broadband services, particularly in France, and ii) by the decline in revenues on Enterprise Communication Services, reflecting the impact of the migration of major corporate networks over to more recent technologies (such as IP access on xDSL), and the downturn in revenues from Business network legacy.

■	Gross operating margin

On a comparable basis, the France Telecom group’s GOM was down by 2.6% (a decrease of 500 million euros) between 2005 and 2006, linked to the lower level of GOM recorded for Home Communication Services and Enterprise Communication Services. The downturn in the GOM for Home Communication Services was primarily driven by the reduction in revenues from traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain. The drop in the GOM for Enterprise Communication Services between 2005 and 2006 primarily resulted from the decline in revenues from Business network legacy, partially offset by the savings achieved on operating expenses included in the GOM. The downturn in the GOM for these two business segments was, however, partially offset by the increase in the GOM for Personal Communication Services, particularly in the Rest of the world.

On a comparable basis, the ratio of GOM to revenues was at 35.9% in 2006, compared with 37.3% in 2005, down by 1.4 points, in line with the objective announced for a decrease of 1 to 2 points in relation to 2005. The reduction in this ratio primarily reflected the major commercial investments made to win and retain customers within a highly competitive context, as well as the increase in operating expenses linked to the accelerated transformation of the Group, and the impact of call termination rate cuts in several countries in 2006.

■	Capital expenditures on tangible and intangible assets excluding licenses

On a comparable basis, France Telecom group’s capital expenditures on tangible and intangible assets excluding licenses increased by 3.5% between 2005 and 2006, representing an increase of 229 million euros. This upturn was explained primarily by the growth in investment expenses, i) of the PCS Rest of the world sub-segment, relating to the extension of the network coverage and to the deployment of GPRS technology in the high-growth international mobile subsidiaries, and ii) of the HCS France sub-segment, primarily due to the success of the Livebox, and to a lesser extent, of the development of the ADSL digital television offer.

■	GOM – CAPEX indicator

On a comparable basis, the GOM – CAPEX indicator was down 5.8% between 2005 and 2006, dropping to 11,807 million euros in 2006 due to the 3.5% increase in capital expenditures on tangible and intangible assets excluding licenses (up 229 million euros) combined with the 2.6% reduction in the GOM (down 500 million euros).

For the years ended December 31, 2004, 2005 and 2006, the following table presents the principal data for net income for the France Telecom group.

5.1.2.2    Principal data for net income

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Operating income	6,988	10,498	8,770
Finance costs, net	(3,251)	(3,367)	(3,645)
Income tax	(2,180)	(1,419)	(2,329)
Consolidated net income after tax of continuing operations	1,557	5,712	2,796
Consolidated net income after tax of discontinued operations	3,211	648	414
Consolidated net income after tax	4,768	6,360	3,210
Net income attributable to equity holders of France Telecom S.A.	4,139	5,709	3,017
Minority interests	629	651	193

The finance costs, net came to a charge of 3,251 million euros in 2006, representing an improvement of 116 million euros in relation to 2005 (a charge of 3,367 million euros), reflecting the improvement in the foreign exchange gain, representing a gain of 173 million euros between the two periods, combined with the lower discounting expense, which contributed 40 million euros to the improvement in the finance costs, net, offset to some extent by the rise in interest expense, a deterioration of 97 million euros between 2005 and 2006 (see Note 10 to the consolidated financial statements).

Income tax represented an expense of 2,180 million euros in 2006, up from an expense of 1,419 million euros in 2005, an increase of 761 million euros between the two periods, essentially due to a 709 million euro increase in deferred tax expenses (see Note 11 to the consolidated financial statements).

Consolidated net income after tax of continuing operations came to 1,557 million euros over 2006, down from 5,712 million euros in 2005. This decrease of 4,155 million euros between the two periods reflected the downturn in operating income and, to a lesser extent, the increase in the income tax expense, which were partially offset by the improvement in the finance costs, net.

Consolidated net income after tax of discontinued operations rose from 648 million euros in 2005 to 3,211 million euros in 2006, up 2,563 million euros between the two periods, primarily representing the recognition in 2006 of the sale of France Telecom’s full 54% stake in PagesJaunes Group for 2,983 million euros (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

The France Telecom group’s consolidated net income after tax came to 4,768 million euros in 2006, down from 6,360 million euros in 2005, a decrease of 1,592 million euros. The downturn in the consolidated net income after tax of continuing operations between the two periods explained this decrease, which was partially offset by the increase in the consolidated net income after tax of discontinued operations following the income recorded in 2006 for the sale of PagesJaunes Group.

Minority interests totaled 629 million euros in 2006 compared with 651 million euros in 2005, down by 22 million euros between the two periods (see Note 30 to the consolidated financial statements).

After factoring in minority interests, the net income attributable to equity holders of France Telecom S.A. dropped from 5,709 million euros in 2005 to 4,139 million euros in 2006, down by 1,570 million euros.

5.1.2.3    Organic cash flow and net financial debt

For the years ended December 31, 2004, 2005 and 2006, the table below sets forth the change in organic cash flow and net financial debt of the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Organic cash flow (1)	7,157	7,481	7,688
Net financial debt (2)	42,017	47,846	49,822
(1)	See Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”.
(2)	See Section 5.10 “Financial glossary”.

■	Organic cash flow

France Telecom group’s organic cash flow (see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) totaled 7,157 million euros in 2006, higher than the target of 7 billion euros (6.95 billion euros, adjusted objective including PagesJaunes Group until its sale on October 11, 2006). France Telecom uses organic cash flow as an operational performance indicator to measure the cash flow generated by operating activities, excluding financial investments (see Section 5.10 “Financial glossary”) and excluding proceeds from the sales of investment securities (net of cash transferred).

The 324 million euro reduction in organic cash flow between 2005 (7,481 million euros) and 2006 (7,157 million euros) primarily reflected the increase in the Group’s capital expenditures on tangible and intangible assets in the growth-driving business segments (see Section 5.4.1.1 “Organic cash flow”).

■	Net financial debt

France Telecom group’s net financial debt (see Section 5.10 “Financial glossary”) totaled 42,017 million euros at December 31, 2006 compared with 47,846 million euros at December 31, 2005 (see Section 5.4.3.1 “Net financial debt” and Note 19 to the consolidated financial statements).

Compared with December 31, 2005, the reduction in net financial debt came to 5.8 billion euros at December 31, 2006, reflecting i) the 7.2 billion euros of organic cash flow generated in 2006, ii) 2.7 billion euros in income from the disposal of PagesJaunes Group (net of cash transferred), and iii) 0.1 billion euros in other income from the disposal of investment securities (net of cash transferred) and, conversely i) 3.2 billion euros for dividends paid out by France Telecom S.A. and by the subsidiaries to minority shareholders, ii) the acquisitions of investment securities (net of cash acquired) for 0.3 billion euros, iii) the change in the fair value of the price guarantee given to the minority shareholders of FT España for 0.3 billion euros, iv) 0.1 billion euros for the redemption of perpetual bonds redeemable for shares (TDIRAs), and v) other elements totaling 0.3 billion euros.

The ratio of net financial debt to equity came to 1.33 at December 31, 2006, compared with 1.68 at December 31, 2005 and 2.82 at December 31, 2004.

The ratio of net financial debt to GOM came to 2.27 at December 31, 2006. With the GOM of PagesJaunes Group, a business sold off in 2006 (see Section 5.1.1.2 “Business segments”), this ratio came out at 2.48 on an historical basis at December 31, 2005 (based on GOM restated to include GOM of the Spanish mobile operator Amena over twelve months in 2005, see Section 5.9 “Non-GAAP financial measures”) and 2.78 at December 31, 2004.

For information regarding risks related to France Telecom’s level of indebtedness, see Item 3. “Key Information – 3.3.1 Risks relating to France Telecom”.

5.1.3    OUTLOOK

5.1.3.1    The “NExT” plan (New Experience in Telecommunications)

■	Description of the “NExT” plan

The France Telecom group’s “NExT” plan (New Experience in Telecommunications) for 2006 – 2008 was introduced in June 2005. This three-year transformation program will open up a universe of enhanced and simplified services for the Group’s customers, while enabling the Group to pursue its transformation as an integrated operator, becoming the leading operator for new telecommunications services in Europe.

■	Objectives of the “NExT” plan

The “NExT” plan has defined twenty major objectives spread over six different areas: Revenues and finance, Products and services, Suscriber base, Customer relations, Efficiency and performance, and Human resources. The “NExT” plan’s main objectives for 2008 are as follows:

-	to maintain the generation of organic cash flow over 2006 – 2008;

-	to generate over 400 million euros in revenues from direct content sales starting in 2007;

-	to generate 5% to 10% of revenues from convergent offers;

-	to implement the mobilization of the Group’s skills within the “ACT” program (Anticipation and Competencies for the Transformation).

In addition, the objective to reduce the level of financial debt is confirmed, with a ratio of net financial debt to GOM of less than 2 by the end of 2008.

For information regarding risks related to the “NExT” plan, see Item 3. “Key Information – 3.3.1 Risks relating to France Telecom”.

■	Achievements for the “NExT” plan

Some of the innovations in 2006 included:

-

an adapted and simplified brand architecture. On June 1, 2006, France Telecom launched the new “Orange”, a single brand for the Internet, television and mobile services, a leading brand for opening up digital services. In this way, the Orange, Wanadoo and MaLigne TV brands were combined under the Orange brand in France and the United Kingdom. In October 2006, all the mobile, fixed-line and Internet activities in Spain adopted the same Orange brand. At the same time, Orange Business Services becomes the dedicated Group brand for business customers, representing Equant’s international IP communication and integration services, France Telecom’s business communication services, and the already established leadership of Orange on business mobile services;

-

a new generation of products and services such as “Unik”, reflecting the Group’s transformation into the leading integrated operator. Available in France since October 5, 2006, Unik is a telephone that not only enables traditional mobile communications, but also unlimited calls to fixed-line phones and Orange mobiles when a customer is near a Livebox, either at home or at work. With Unik, Orange is the first operator to offer genuine convergence for its customers.

5.1.3.2    Trends in 2007

In 2007, France Telecom’s objective is to maintain the generation of organic cash flow at 6.8 billion euros (a level adjusted for the sale of PagesJaunes Group at the end of 2006). In a global context of limited growth in the Group’s major markets, this objective is based on maintaining the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues at the 2006 level, and an almost stable ratio of GOM to revenues, by ramping up the current cost-cutting and optimization program:

-

labour expenses: the target for a net reduction in the workforce 17,000 employees by 2008, including a net reduction of 16,000 in France, has been confirmed. New measures are being implemented to account for of the end of the early retirement plan at the end of 2006;

-	network and information system expenses: the Group’s objective is to achieve savings on these expenses, representing 500 to 800 million euros by the end of 2008;

-

commercial expenses: the Group’s objective is to bring these costs under effective control in 2007, primarily through savings generated by the adoption of a single Orange brand, the focus on optimizing distribution networks and an optimized balance between customer acquision and retention costs.

By their very nature, these objectives are subject to numerous risks and uncertainties, which may lead to differences between the objectives announced and actual results. The most significant risks are described in Item 3. “Key information – 3.3 Risk factors” (see also the “Cautionary Statement Regarding Forward-Looking Statements”).

On April 26, 2007, France Telecom announced its financial information for the first quarter 2007. A press release was submitted to the Commission on the same day as a Report on Form 6-K.

5.2    PRESENTATION OF 2006 AND 2005

This section presents a comparison of 2005 and 2006 for the France Telecom group and is divided into two parts:

■	An analysis of the Group’s income statement and capital expenditures, and

■	An analysis by business segment.

Following the France Telecom group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to the PagesJaunes Group business are presented separately under consolidated net income after tax of discontinued operations (see Section 5.2.1.3.4 “Consolidated net ncome after tax of discontinued operations”). The financial data published for 2004 and 2005 have been restated (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated statements).

5.2.1    ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

This section presents a comparison of 2005 and 2006 for the France Telecom group and is divided into four main parts:

■	A presentation of revenues through GOM,

■	The transition from GOM to operating income,

■	A presentation of operating income through net income, and

■	A discussion of capital expenditures.

5.2.1.1    From Group revenues to gross operating margin

The operating expenses included in the GOM (see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”), referred to hereinafter as “OPEX” (see Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements) include i) operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as “OPEX excluding labour expenses (wages and employee benefit expenses)”, including external purchases and other operating income and expenses, and ii) labour expenses (wages and employee benefit expenses).

For the years ended December 31, 2005 and 2006, the following table sets out the transition from revenues to GOM, detailling by type the operating expenses included in the GOM of the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical	comparable basis (1)	historical
		(unaudited)	basis	(unaudited)	basis
Revenues	51,702	51,105	48,082	1.2%	7.5%
OPEX (2)	(33,163)	(32,066)	(30,129)	3.4%	10.1%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(24,571)	(23,470)	(21,665)	4.7%	13.4%
External purchases (2)	(22,809)	(21,712)	(19,923)	5.1%	14.5%
Other operating income and expenses	(1,762)	(1,758)	(1,742)	0.3%	1.2%
Labour expenses
(wages and employee benefit expenses) (2)	(8,592)	(8,596)	(8,464)	(0.0)%	1.5%
GOM	18,539	19,039	17,953	(2.6)%	3.3%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.
(2)	See Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.

5.2.1.1.1    Revenues

The data for the business segments and sub-segments presented in the following sections are assumed to be stated, except where otherwise indicated, prior to the elimination of inter-segment and inter-sub-segment transactions (see Note 5 to the consolidated financial statements). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

For the years ended December 31, 2005 and 2006, the table below shows the revenues of the France Telecom group by business segment.

(millions of euros)	Years ended December 31
Revenues	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	`Change(%) historical basis
Personal Communication Services (PCS)	27,745	26,381	23,535	5.2%	17.9%
PCS France	9,882	9,780	9,773	1.0%	1.1%
PCS United Kingdom	5,874	5,850	5,832	0.4%	0.7%
PCS Spain	3,353	3,222	536	4.1%	ns
PCS Poland	1,934	1,650	1,598	17.2%	21.1%
PCS Rest of World	6,920	6,086	5,991	13.7%	15.5%
Eliminations	(218)	(207)	(195)	5.9%	12.4%
Home Communication Services (HCS)	22,487	22,931	22,534	(1.9)%	(0.2)%
HCS France	17,657	17,835	17,718	(1.0)%	(0.3)%
HCS Poland	3,048	3,246	3,141	(6.1)%	(3.0)%
HCS Rest of World	2,005	2,019	1,837	(0.7)%	9.2%
Eliminations	(223)	(169)	(162)	31.6%	37.8%
Enterprise Communication Services (ECS)	7,652	8,046	7,785	(4.9)%	(1.7)%
Eliminations	(6,182)	(6,253)	(5,772)	(1.1)%	7.1%
Group Total	51,702	51,105	48,082	1.2%	7.5%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

The France Telecom group recorded revenues of 51,702 million euros in 2006, representing an increase of 7.5% on an historical basis and 1.2% on a comparable basis in relation to 2005.

On an historical basis, the 7.5% growth in Group revenues, up 3,620 million euros between 2005 and 2006, reflected:

-

the positive impact of changes in the scope of consolidation, equal to 2,908 million euros between the two periods, which primarily included i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 2,669 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 125 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, also for 125 million euros;

-	and the positive impact of foreign exchange fluctuations, totaling 115 million euros between the two periods, primarily linked to changes in the Polish zloty for 148 million euros.

On a comparable basis, the France Telecom group’s revenues rose 1.2% between 2005 and 2006, up 597 million euros. This increase reflected the strong growth achieved on mobile telephony activities, supported by dynamic growth in the customer base. Revenues generated by the PCS segment rose across all sub-segments to reach 27,745 million euros in 2006, representing an increase of 5.2% in relation to 2005. On the other hand, the change in France Telecom group revenues between 2005 and 2006, on a comparable basis, was partially impacted by the following negative factors:

-

firstly, the 1.9% fall in revenues on the HCS segment, which totaled 22,487 million euros in 2006. The strong growth achieved on ADSL broadband services, particularly in France, has to a great extent offset the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain. In addition to the impact of sustained growth in the number of ADSL accesses, further revenue growth has been generated by the rapid development of complementary ADSL multi-service offers (Livebox, “Voice over IP” and ADSL digital television);

-

and secondly, the 4.9% drop in revenues from the ECS segment, which came to 7,652 million euros in 2006. The change in revenues on this segment continued to be marked by the effect of the migration of major corporate networks over to more recent technologies (such as IP acces on xDSL) and the downturn in revenues from Business network legacy.

On an historical basis, the number of France Telecom group customers through its controlled companies totaled 158.6 million customers at December 31, 2006, representing an increase of 9.6% in relation to December 31, 2005. The number of additional customers between December 31, 2005 and December 31, 2006 was 14.0 million for the Group. With 97.6 million customers at December 31, 2006, the number of mobile telephony customers was up 15.8% on December 31, 2005, with an additional 13.3 million customers. The number of customers subscribing for mobile broadband offers (EDGE and UMTS technologies) more than tripled, with 5.8 million customers at December 31, 2006, up from 1.6 million at December 31, 2005. Similarly, the number of Consumer ADSL broadband customers was growing rapidly, with 9.7 million at December 31, 2006, up from 7.4 million at December 31, 2005, an increase of 30.5%. The total number of Internet customers (broadband and low-speed) was 12.3 million at December 31, 2006, up 5.2% compared with December 31, 2005 (0.6 million additional customers). The number of traditional fixed-line telephony customers remained stable at 48.7 million at December 31, 2006.

On a comparable basis, the number of France Telecom group customers through controlled companies rose 9.0% between December 31, 2005 and December 31, 2006, while the number of mobile telephony and Internet customers was up 15.1% and 5.3% respectively, and the loss of traditional fixed-line telephony customers was kept down to just 0.7% at December 31, 2006.

5.2.1.1.2    Operating expenses

5.2.1.1.2.1    Operating expenses excluding labour expenses (wages and employee benefit expenses)

For the years ended December 31, 2005 and 2006, the following table presents a breakdown of operating expenses excluding labour expenses (wages and employee benefit expenses) by type for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
		(unaudited)		(unaudited)
External purchases (2)	(22,809)	(21,712)	(19,923)	5.1%	14.5%
Commercial expenses (2)	(7,780)	(7,258)	(6,442)	7.2%	20.8%
Services fees and inter-operator costs	(8,053)	(8,016)	(7,440)	0.5%	8.2%
Other external purchases (2)	(6,976)	(6,438)	(6,041)	8.3%	15.4%
Other operating income and expenses	(1,762)	(1,758)	(1,742)	0.3%	1.2%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(24,571)	(23,470)	(21,665)	4.7%	13.4%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.
(2)	See Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM represented a cost of 24,571 million euros in 2006, compared with a cost of 21,665 million euros in 2005 on an historical basis and a cost of 23,470 million euros on a comparable basis.

On an historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 13.4%, representing a degradation of 2,906 million euros, between the two periods. This increase reflected the impact of changes in the scope of consolidation (a negative effect of 1,763 million euros), primarily resulting from the acquisition of the Spanish mobile operator Amena on November 8, 2005 as well as the effect of foreign exchange fluctuations (a negative impact of 42 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 4.7% between 2005 and 2006, an deterioration of 1,101 million euros, and reflected the 5.1% increase in external purchases (see Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements), the increase in other operating expenses (net of other operating income) being kept down to just 0.3% between the two periods.

■	External purchases

In 2006, external purchases totaled a cost of 22,809 million euros compared with a cost of 19,923 million euros in 2005 on an historical basis and a cost of 21,712 million euros on a comparable basis.

On an historical basis, the 14.5% increase in external purchases between the two periods, representing a deterioration of 2,886 million euros, was driven primarily by the impact of changes in the scope of consolidation and foreign exchange fluctuations, which totaled an unfavorable effect of 1,789 million euros, primarily reflecting the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005.

On a comparable basis, external purchases rose 5.1% between 2005 and 2006, with this growth primarily driven by:

-

the 7.2% increase in commercial expenses (see Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements), reflecting the Group’s efforts in a tougher competitive context to retain existing customers and win new ones. This upturn bears primarily on retail fees and commissions and purchases of handsets;

-

and the 8.3% increase in other external purchases (see Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements), resulting essentially from i) the increase in outsourcing fees relating to technical operation and maintenance, linked in part to rapid growth in ADSL broadband multi-service offers and to the increase in the number of unbundled telephone lines, ii) the increase in call center outsourcing fees, and iii) the increase in IT expenses, primarily for customer service platforms.

■	Other operating income and expenses

In 2006, other operating income and expenses totaled an expense of 1,762 million euros, compared with an expense of 1,742 million euros on an historical basis and an expense of 1,758 million euros on a comparable basis in 2005, up 1.2% on an historical basis and 0.3% on a comparable basis (see Note 6 to the consolidated financial statements).

On both an historical basis and on a comparable basis, this change principally reflected:

-

the recognition in 2005 of non-recurring items in 2006, including i) the 256 million euro fine from the Competition Council for Orange France, and ii) a provision reversal for 199 million euros relating to the Group’s activities in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements);

-

the recognition in 2006, i) of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Note 3, 6 and 26 to the consolidated financial statements), and ii) an income of 74 million euros for a settlement indemnity relating to the Group’s activities in Lebanon;

-

and the 269 million euro increase in taxes other than income tax on an historical basis, up 187 million euros on a comparable basis, between the two periods (see Note 6 to the consolidated financial statements).

5.2.1.1.2.2    Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements) do not include employee profit-sharing and share-based compensation (see Section 5.2.1.2 “From Group gross operating margin to operating income”).

■	Number of employees (active employees at end of period)

For the years ended December 31, 2005 and 2006, the table below sets out the number of employees (active employees et end of period) for the France Telecom group, broken down between France Telecom S.A., subsidiairies in France and international subsidiaries.

	Years ended December 31
Number of employees (active employees at end of period) (1)	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	99,902	107,875	104,661	(7.4)%	(4.5)%
Subsidiaries in France	8,986	9,580	12,354	(6.2)%	(27.3)%
Total France	108,888	117,455	117,015	(7.3)%	(6.9)%
International subsidiaries	82,148	82,942	81,170	(1.0)%	1.2%
Group total	191,036	200,397	198,185	(4.7)%	(3.6)%
(1)	See Section 5.10 “Financial glossary”.

On an historical basis, the number of employees (active employees at end of period) of the Group (see Section 5.10 “Financial glossary”) fell by 7,149 people between December 31, 2005 and December 31, 2006. This reduction reflected a decrease of 8,127 employees in France, partially offset by an increase of 978 employees in international subsidiaries.

On a comparable basis, the number of Group employees (active employees at end of period) fell by 9,361 people between December 31, 2005 and December 31, 2006. This decrease was seen primarily in France, with a reduction of 8,567 employees, and, to a lesser extent, in international subsidiaries, with a decrease of 794 people. In France, this decrease primarily concerned the number of employees with permanent contracts, which fell by 7,886 people, and is essentially due to the impact of departures under the early retirement plan. For employees under permanent contracts, 5,402 early retirement departures and 4,685 definitive departures were recorded in France between December 31, 2005 and December 31, 2006. In addition, 540 net transfers to the public sector were recorded in 2006 (see Note 32 to the consolidated financial statements). On the other hand, 2,439 new employees from outside the Group were hired under permanent contracts in 2006.

■	Average number of employees (full-time equivalents)

For the years ended December 31, 2005 and 2006, the table below sets out the average number of employees (full-time equivalent) for the France Telecom group, broken down between France Telecom S.A., subsidiairies in France and international subsidiaries.

	Years ended December 31
Average number of employees (full-time equivalents) (1)	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)		Change (%) historical basis
France Telecom S.A.	100,601	105,476	102,234	(4.6)%		(1.6)%
Subsidiaries in France	8,867	9,111	12,352	(2.7)%		(28.2)%
Total France	109,468	114,587	114,586	(4.5)%		(4.5)%
International subsidiaries	79,560	80,661	77,189	(1.4	) %	3.1%
Group total	189,028	195,248	191,775	(3.2)%		(1.4)%
(1)	See Section 5.10 “Financial glossary”.

On an historical basis, the average number of employees (full-time equivalents) in the Group (see Section 5.10 “Financial glossary”) fell by 2,747 people between 2005 and 2006, down by 1.4%.

Changes in the scope of consolidation represented an increase of 3,473 full-time equivalents employees, primarily as a result of i) the acquisition of the Spanish mobile operator Amena on November 8, 2005 (1,753 full-time equivalents employees), ii) the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 (1,033 full-time equivalents employees), and iii) the full consolidation of Sonatel and its subsidiaries on July 1, 2005 (119 full-time equivalents employees). These increases were partially offset by the sale of France Telecom Câble (FTC) on March 31, 2005 in France (a decrease of 152 full-time equivalents employees).

On a comparable basis, the average number of employees (full-time equivalents) in the Group dropped by 6,220 people between 2005 and 2006, down by 3.2%. This decrease was primarily concentrated in France with a decrease of 5,119 employees and, to a lesser extent, in international subsidiaries, with a decrease of 1,101 people.

■	Labour expenses (wages and employee benefit expenses)

For the years ended December 31, 2005 and 2006, the table below sets out the labour expenses (wages and employee benefit expenses) for the France Telecom group, broken down between France Telecom S.A., subsidiairies in France and international subsidiaries.

(millions of euros)	Years ended December 31
Labour expenses (wages and employee benefit expenses) (1)	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	(5,379)	(5,398)	(5,168)	(0.3)%	4.1%
Subsidiaries in France	(514)	(500)	(729)	2.8%	(29.4)%
Total France	(5,893)	(5,898)	(5,897)	(0.1)%	(0.1)%
International subsidiaries	(2,699)	(2,698)	(2,567)	0.0%	5.1%
Group total	(8,592)	(8,596)	(8,464)	(0.0)%	1.5%
(1)	See Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.

On an historical basis, labour expenses (wages and employee benefit expenses) recorded by the Group rose 1.5% between 2005 and 2006, coming in at a charge of 8,592 million euros in 2006, reflecting, on the one hand, the negative impact of changes in the scope of consolidation (an unfavorable effect of 121 million euros) generated primarily by the acquisition of the Spanish mobile operator Amena on November 8, 2005 and, on the other hand, the negative impact of foreign exchange fluctuations (an unfavorable effect of 11 million euros). As a percentage of revenues, labour expenses (wages and employee benefit expenses) fell 1 point, down from 17.6% of revenues in 2006 to 16.6% of revenues in 2006.

On an historical basis, the change in labour expenses (wages and employee benefit expenses) between 2005 and 2006 for France Telecom S.A. (a degradation of 211 million euros) and the subsidiaries in France (an improvement of 215 million euros) primarily resulted from the merger of France Telecom S.A. with its subsidiary Transpac (previously consolidated with the French subsidiaries) on January 1, 2006.

On a comparable basis, the Group’s labour expenses (wages and employee benefit expenses) remained stable between 2005 and 2006, reflecting:

-	a 3.2% reduction for the volume effect, linked to the reduction in the Group’s average number of employees;

-	a 0.3% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures from the Group;

-	and a 2.9% increase for the change in the average unit cost.

On a comparable basis, France Telecom S.A.’s labour expenses (wages and employee benefit expenses) remained stable between 2005 and 2006. This decrease primarily reflected the reduction in the number of employees, offset by i) salary hikes due to general measures for civil servants and the basic salaries of employees working under the national collective wage agreement, ii) contributions for the financing of the Works Council following the transfer of the Group’s social welfare benefits to the Works Council, and iii) the increase in variable compensation paid to the sales team.

5.2.1.1.3    Gross operating margin

On an historical basis, the France Telecom group’s GOM came to 18,539 million euros in 2006, up 3.3% from 2005. Between 2005 and 2006, the growth in the Group’s GOM was generated by the following:

-

the favorable impact of changes in the scope of consolidation, representing 1,024 million euros between the two periods, essentially factoring in i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 894 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 84 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 58 million euros;

-	and the positive effect of foreign exchange fluctuations, which totaled 62 million euros between the two periods, primarily linked to the change in the Polish zloty for 66 million euros.

On a comparable basis, the France Telecom group’s GOM dropped 2.6% from 19,039 million euros in 2005 to 18,539 million euros in 2006, primarily as a result of:

-

the 5.7% reduction in the GOM on the HCS segment, linked to lower revenues because of the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain;

-

and the 16.1% reduction in the GOM for the ECS segment, primarily because of the drop in revenues from Business network legacy, partially offset by the savings generated on the operating expenses included in the GOM.

These changes were, however, partially offset by the 2.6% growth achieved, on a comparable basis, in the GOM for the PCS segment, driven by the 13.2% increase in the GOM for the PCS Rest of the world sub-segment.

In the end, the ratio of GOM to revenues was at 35.9% for 2006, compared with 37.3% in 2005, on both an historical and comparable basis, down 1.4 points, in line with the objective announced for a decrease of 1 to 2 points in relation to 2005. The decrease of this ratio principally reflected the substantial commercial investments made to win and retain customers in a highly competitive environment as well as the increase in operating expenses, driven by the Group’s accelerated transformation, and the impact of lower call termination rates in several countries in 2006.

5.2.1.2    From Group gross operating margin to operating income

The following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income for the years ended December 31, 2006 and 2005.

(millions of euros)	Years ended December 31
	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
GOM	18,539	-	17,953	-	3.3%
Employee profit-sharing	(346)	-	(349)	-	(1.0)%
Share-based compensation	(30)	-	(158)	-	(81.2)%
Depreciation and amortization	(7,824)	(7,821)	(7,024)	0.0%	11.4%
Impairment of goodwil	(2,800)	-	(11)	-	ns
Impairment of non-current assets	(105)	-	(568)	-	(81.5)%
Gains (losses) on disposal of assets	97	-	1,089	-	(91.1)%
Restructuring costs	(567)	-	(454)	-	25.0%
Share of profits (losses) of associates	24	-	20	-	23.5%
Operating income	6,988	-	10,498	-	(33.4)%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Employee profit-sharing

For the years ended December 31, 2005 and 2006, the table below provides information on employee profit-sharing for the France Telecom group, broken down between France Telecom S.A., Orange France S.A. and other subsidiaries.

(millions of euros)	Years ended December 31
Employee profit-sharing	2006	2005 historical basis
France Telecom S.A.	(264)	(249)
Orange France S.A.	(50)	(55)
Other subsidiaries	(32)	(45)
Group total	(346)	(349)

Pursuant to the French law of July 26, 1996 and French labour regulations, France Telecom has been subject to the employee profit-sharing system since January 1, 1997. The profit-sharing agreement, signed with the staff representatives and unions, applies to the French subsidiaries in which France Telecom directly or indirectly has more than a 50% stake.

■	Share-based compensation

For the years ended December 31, 2005 and 2006, the following table shows the share-based compensation for the France Telecom group, broken down between stock option plans and share offers reserved for employees.

(millions of euros)	Years ended December 31
Share-based compensation (1)	2006	2005 historical basis
Stock option plans	(30)	(52)
Share offers reserved for employees (2)	-	(106)
Group total	(30)	(158)
(1)	See Notes 2, 6 and 27 to the consolidated financial statements.
(2)	In 2005, the French State offer reserved for current and former France Telecom group employees following the State’s sale of 6.2% of France Telecom S.A.’s share capital on June 9, 2005.

The expense for share-based compensation included share offers reserved for employees, the expense for the valuation of stock options, and the expense for the valuation of the France Telecom or subsidiary shares granted to the Group’s employees.

■	Depreciation and amortization

For the years ended December 31, 2005 and 2006, the following table sets forth depreciation and amortization by business segment for the France Telecom group.

(millions of euros)				Years ended December 31
Depreciation and amortization	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	(4,183)	(4,166)	(3,436)	0.4%	21.7%
Home Communication Services (HCS)	(3,241)	(3,209)	(3,116)	1.0%	4.0%
Enterprise Communication Services (ECS)	(402)	(451)	(477)	(10.8)%	(15.7)%
Eliminations	2	5	5	ns	ns
Group total	(7,824)	(7,821)	(7,024)	0.0%	11.4%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

On an historical basis, the 11.4% increase in depreciation and amortization between 2005 and 2006, representing an additional expense of 800 million euros, notably factored in:

-

the negative effect of the amortization of customer bases for i) Amena (following the acquisition of this company) since November 8, 2005, ii) Sonatel and its subsidiaries (following the full consolidation of Sonatel) since July 1, 2005, and iii) Jordan Telecommunications Company (JTC) and its subsidiaries (following the full consolidation of JTC) since December 1, 2006, for a negative impact of 413 million euros;

-

the negative impact of changes in the scope of consolidation, totaling at -354 million euros between the two periods and primarily including i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for a negative effect of 318 million euros, ii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for a negative effect of 25 million euros, and iii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for a negative effect of 18 million euros;

-	and the negative impact of foreign exchange fluctuations, totaling 30 million euros between the two periods.

On a comparable basis, depreciation and amortization remained stable between 2005 and 2006, totaling a charge of 7,824 million euros in 2006. The increase in depreciation and amortization for international mobile and fixed-line subsidiaries (PCS Rest of the world and HCS Rest of the world sub-segments) and for the PCS Spain sub-segment primarily reflected the increase in capital expenditures on tangible and intangible assets since 2004 in these high-growth subsidiaries. This increase was partially offset by the end of amortization on several of the Group’s customer bases (Orange in the United Kingdom, Equant and TP S.A. in Poland, for example) between 2005 and 2006.

■	Impairment of goodwill

For the years ended December 31, 2005 and 2006, the table below sets out the changes in the impairment of goodwill for the France Telecom group.

(millions of euros)	Years ended December 31
Impairment of goodwill (1)	2006	2005 historical basis
PCS in the United Kingdom	(2,350)	-
TP Group (2)	(275)	(11)
PCS in Netherlands	(175)	-
Group total	(2,800)	(11)
(1)	See Note 7 to the consolidated financial statements.
(2)	TP Group is tested relative to the “Poland” cash generating unit (PCS Poland and HCS Poland sub-segments).

The impairment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (2,350 million euros) primarily stemmed from the change in the level at which return on investment was monitored. The allocation of goodwill for the former Orange sub-group significantly increased the net book value of this cash generating unit’s assets. The impairment loss recorded on Personal Communication Services in the Netherlands had the same source. For Poland, the impairment loss was based on the business plan prepared by the company’s management team, and reflected an increase in the discounting rate to 11.3% (compared with 9.5% for fixed-line and 10.5% for mobile in the past) to take into account the uncertainty generated by the local regulatory environment. Long-term growth rates remained unchanged: 0% for fixed-line activities and 3% for mobile activities (see Note 7 to the consolidated financial statements).

■	Impairment of non-current assets

For the years ended December 31, 2005 and 2006, the table below presents the changes in the impairment of non-current assets for the France Telecom group.

(millions of euros)	Years ended December 31
Impairment of non-current assets (1)	2006	2005 historical basis
TP Group	(21)	6
FT España / Amena	(14)	(345)
Equant	-	(191)
Other	(70)	(38)
Group total	(105)	(568)
(1)	See Note 7 to the consolidated financial statements.

In line with the “NExT” plan (see Section 5.1.3.1 “The “NExT” plan (New Experience in Telecommunications)”), a number of brands acquired during business combinations were abandoned. These brands were subject to a specific impairment or accelerated depreciation and amortization over their residual life. This concerned the Amena brand, with a loss of 345 million euros in 2005 and a loss of 14 million euros in 2006, and the Equant brand, for a loss of 191 million euros in 2005.

■	Gains (losses) on disposal of assets

For the years ended December 31, 2005 and 2006, the table below shows the changes in the gains (losses) on disposal of assets for the France Telecom group.

(millions of euros)	Years ended December 31
Gains (losses) on disposal of assets (1)	2006	2005 historical basis
Disposal of cable network activities (2)	84	18
Exchange of Sonaecom shares (3)	25	113
Sale of 100.0% of France Telecom Mobile Satellite Communications (FTMSC)	10	-
Sale of 36.2% of Tower Participations (company holding TDF)	-	377
Sale of 27.3% of MobilCom	-	265
Delivery of STMicroelectronics securities to redeem bonds with exchange option redeemable for STMicroelectronics shares	-	162
Eutelsat (deferred gain in 2003)	-	74
Sale of 5.4% of Intelsat	-	51
Other disposals of securities	-	30
Sales of property, plant and equipment and intangible assets	(24)	43
Dilution impacts	-	4
Other (4)	2	(48)
Group total	97	1,089
(1)	See Notes 4 and 8 to the consolidated financial statements.
(2)	Sale in January 2006 of all the shares representing the 20% stake held in Ypso Holding. This minority interest was acquired by the France Telecom group at the time it sold its cable network operations to Ypso Holding in March 2005 (see Section 5.3.1.2 “From Group gross operating margin to operating income”).
(3)

Sale in November 2005 of the 20.18% minority interest in Optimus (3rd largest mobile operator in Portugal) and the 43.33% stake in Novis (fixed-line telephony) and Clix (Internet), to their parent company Sonaecom, in exchange for 23.7% of the share capital of Sonaecom. At December 31, 2006, this interest dropped to 19.2%.

(4)	This item primarily includes the depreciation on shares and receivables of unconsolidated equity interests.

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3,287 million euros (net of disposal costs). In 2006, the gain on disposal related to this transaction, which amounted to 2,983 million euros, was reported under consolidated net income after tax of discontinued operations (see Section 5.1.1.2 “Business segments”, Section 5.2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements).

■	Restructuring costs

For the years ended December 31, 2005 and 2006, the following table shows restructuring costs for the France Telecom group by type.

(millions of euros)	Years ended December 31
Restructuring costs (1)	2006	2005 historical basis
Early retirement plan (2)	(280)	(182)
Contributions to Works Council for early retirement plans (2)	(13)	(83)
Restructuring plans (3)	(227)	(137)
Public service secondment costs (4)	(47)	(52)
Group Total	(567)	(454)
(1)	See Notes 9 and 28 to the consolidated financial statements.
(2)	See Notes 2, 28 and 32 to the consolidated financial statements.
(3)	Primarily included the restructuring plans for i) in 2006, TP S.A. in Poland for a cost of 74 million euros and Orange in the United Kingdom for a cost of 39 million euros, and ii) in 2005, Equant for a cost of 60 million euros.
(4)	See Note 32 to the consolidated financial statements.

■	Share of profits (losses) of associates

For the years ended December 31, 2005 and 2006, the following table shows the changes in shares of profits (losses) of associates for the France Telecom group.

(millions of euros)	Years ended December 31
Share of profits (losses) of associates (1)	2006	2005 historical basis
BlueBirds Participations France	24	44
Other	-	(24)
Group total	24	20
(1)	See Note 15 to the consolidated financial statements.

■	Operating income

The France Telecom group’s operating income came to 6,988 million euros in 2006, compared with 10,498 million euros in 2005, down 33.4%. This 3,510 million euro reduction primarily reflected the scale of the impairment of goodwill in 2006 (a loss of 2,800 million euros) compared with 2005 (a loss of 11 million euros), the sharp downturn in gains on disposal of assets (a decrease of 992 million euros), the increase in depreciation and amortization (a degradation of 800 million euros) and, to a lesser extent, the increase in restructuring costs (a deterioration of 113 million euros), partially offset by the increase in GOM (up 586 million euros), the reduction in impairment of non-current assets (an improvement of 463 million euros) and the decrease in share-based compensation (a gain of 128 million euros) between the two periods.

5.2.1.3    From Group operating income to net income

For the years ended December 31, 2005 and 2006, the table below presents the transition from operating income to consolidated net income after tax for the France Telecom group.

(millions of euros)	Years ended december 31
	2006	2005 historical basis
Operating income	6,988	10,498
Interest expense	(3,155)	(3,058)
Foreign exchange gains (losses)	26	(147)
Discounting expense	(122)	(162)
Finance costs, net	(3,251)	(3,367)
Income tax	(2,180)	(1,419)
Consolidated net income after tax of continuing operations	1,557	5,712
Consolidated net income after tax of discontinued operations	3,211	648
Consolidated net income after tax	4,768	6,360
Net income attributable to equity holders of France Telecom S.A.	4,139	5,709
Minority interests	629	651

5.2.1.3.1    Finance costs, net

Finance costs, net totaled an expense of 3,251 million euros in 2006, representing a 116 million euro improvement in relation to the previous year (an expense of 3,367 million euros). This improvement reflected the improvement in foreign exchange income, which was 173 million euros between the two periods, and the reduction in the discounting expense, which contributed 40 million euros to the improvement in finance costs, net partially offset by the increase in interest expense, which rose 97 million euros between 2005 and 2006 (see Section 5.4.3.1 “Net financial debt” and Note 10 to the consolidated financial statements).

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and Note 24 to the consolidated financial statements).

■	Interest expense

■	Change in interest expense

For the years ended December 31, 2005 and 2006, the table below shows the changes in interest expense by decrease and increase factors for the France Telecom group.

(millions of euros)	Years ended December 31
Interest expense at December 31, 2005 (historical basis)	(3,058)
Decrease factors:
Decrease in weighted average cost of net financial debt	244
Interest expense tied to restructuring of the contract for sale of the carryback receivables recognized in respect of 2001 (an item specific to 2005 and not recurring in 2006) (1)	147
Increase factors:
Increase in change in fair value of the price guarantee given to FT España minority shareholders (-516 million euros in 2006 versus -258 million euros in 2005) (2)	(258)
Adjustment in fair value of a debenture (an item specific to 2006)	(189)
Change in redemption of perpetual bonds redeemable for shares (TDIRAs) (-103 million euros in 2006 compared with -50 million euros in 2005) (3)	(53)
Other items	12
Interest expense at December 31, 2006	(3,155)
(1)	See Notes 10, 17 and 31 to the consolidated financial statements.
(2)	See Notes 4, 10, 19 and 32 to the consolidated financial statements.
(3)	See Notes 10 and 21 to the consolidated financial statements.

■	Interest expense indicators

For the years ended December 31, 2005 and 2006, the table below sets forth the interest expense indicators for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	Change historical basis
Interest expense	(3,155)	(3,058)	(97)
Net financial debt at end of period (1)	42,017	47,846	(5,829)
Average outstandings of net financial debt over the period	44,402	44,244	158
Weighted average cost of net financial debt	5.91%	6.46%	-
(1)	See Section 5.10 “Financial Glossary” and Note 19 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

■	Foreign exchange gains (losses)

For the years ended December 31, 2005 and 2006, the table below analyses the changes in foreign exchange gains (losses) for the France Telecom group.

(millions of euros)	Years ended December 31
Foreign exchange gains (losses) (1)	2006	2005 historical basis
France Telecom S.A. (2)	34	(119)
Orange Romania	19	(27)
Equant	(26)	1
Other	(1)	(2)
Group total	26	(147)
(1)	The foreign exchange gains (losses) stemmed from the revaluation of open borrowing positions in foreign currencies.
(2)	Primarily linked to the depreciation of the US dollar against the euro in 2006. In 2005, the foreign exchange loss primarily reflects i) the US dollar’s appreciation against the euro, ii) the Group’s decision during the year to cover the UK business financially, and iii) the appreciation of the Polish zloty against the euro.

■	Discounting expense

The discounting expense primarily concerned commitments relating to early retirement plans, representing an expense of 122 million euros in 2006, compared with an expense of 162 million euros in 2005 (see Notes 28 and 32 to the consolidated financial statements).

5.2.1.3.2    Income tax

Income tax represented an expense of 2,180 million euros in 2006, compared with an expense of 1,419 million euros in 2005, reflecting an increase of 761 million euros between the two periods (see Note 11 to the consolidated financial statements).

For the years ended December 31, 2005 and 2006, the following table shows the income tax for the France Telecom group, broken down by consolidated tax group.

(millions of euros)	Years ended December 31
Income tax (1)	2006	2005 historical basis
France tax group	(1,280)	(1,245)
Current taxes	(22)	-
Deferred taxes	(1,258)	(1,245)
United Kingdom tax group	74	33
Current taxes	37	(2)
Deferred taxes	37	35
Spain tax group	(327)	131
Current taxes	(3)	-
Deferred taxes	(324)	131
TP Group (2)	(102)	(94)
Current taxes	(156)	(163)
Deferred taxes	54	69
Other subsidiaries	(545)	(244)
Current taxes	(447)	(374)
Deferred taxes	(98)	130
Group total	(2,180)	(1,419)
Current taxes	(591)	(539)
Deferred taxes	(1,589)	(880)
(1)	See Note 11 to the consolidated financial statements.
(2)	TP Group is not eligible for the tax consolidation regime.

In 2006, the deferred tax charge for the France consolidated tax group primarily comprised i) the use of tax loss carryforwards for a cost of 1,465 million euros and ii) the recognition of a gain of 416 million euros in deferred tax assets over the period, reflecting a reappreciation of their recoverability. In 2006, the deferred tax charge for the Spain consolidated tax group notably included the impact of the decrease in Spanish corporate income tax rate for a loss of 271 million euros.

In 2005, the deferred tax charge for the France consolidated tax group also included the use of tax loss carryforwards and, to a lesser extent, impacts related to the recoverability horizon. In 2005, deferred tax income for the Spain consolidated tax group primarily concerned the tax effect of abandoning the Amena brand, representing a gain of 121 million euros.

France Telecom S.A. and its principal direct or indirect subsidiaries have been subject to audit by the French Tax Administration since January 2006 concerning the years 2000 through 2004. To date, the audit has not been completed.

5.2.1.3.3    Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations totaled 1,557 million euros in 2006, down from 5,712 million euros in 2005, with this 4,155 million euro reduction between the two periods reflecting the decrease in operating income and, to a lesser extent, the increase in the income tax charge, partly offset by the improvement in finance costs, net.

5.2.1.3.4    Consolidated net income after tax of discontinued operations

Consolidated net income after tax of discontinued operations came to 3,211 million euros in 2006, compared with 648 million euros in 2005, representing an increase of 2,563 million euros between the two periods.

In 2005 and in 2006, the consolidated net income after tax of discontinued operations included the net income generated by PagesJaunes Group as well as the income from the sale of PagesJaunes Group (sale of 8.0% of the share capital in 2005 and of 54.0% of the share capital in 2006, see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated statements).

For the years ended December 31, 2005 and 2006, the table below analyses the changes in consolidated net income after tax of discontinued operations for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005 historical basis
Net income generated by PagesJaunes Group	228	262
Gain on disposal of PagesJaunes Group	2,983	386
Gain on disposal of 54.0% of PagesJaunes Group	2,983	-
Gain on disposal of 8.0% of PagesJaunes Group	-	386
Consolidated net income after tax of discontinued operations	3,211	648

5.2.1.3.5    Consolidated net income after tax

The France Telecom group’s consolidated net income after tax totaled 4,768 million euros in 2006, down 1,592 million euros compared with the 6,360 million euros recorded in 2005. The reduction in consolidated net income after tax of continuing operations between the two periods accounted for this downturn, which was partially offset by the increase in the consolidated net income after tax of discontinued operations, after income from the disposal of a 54% stake in PagesJaunes Group was recognized in 2006.

Minority interests represented 629 million euros in 2006, compared with 651 million euros in 2005, down 22 million euros between the two periods (see Note 30 to the consolidated financial statements).

After factoring in minority interests, the net income attributable to equity holders of France Telecom S.A. is down from 5,709 million euros in 2005 to 4,139 million euros in 2006, representing a reduction of 1,570 million euros.

5.2.1.4    Group capital expenditures

5.2.1.4.1    Capital expenditures

For the years ended December 31, 2005 and 2006, the following table presents the main indicators relative to capital expenditures for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005	2005	Change (%)	Change (%)
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
CAPEX (1)	6,732	6,503	6,033	3.5%	11.6%
CAPEX / Revenues	13.0%	12.7%	12.5%
Telecommunication licenses (2)	283	97	97	192.3%	192.3%
Financial investments (3)	-	-	7,603	-	ns
(1)	See Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial Glossary” and Note 3 to the consolidated financial statements.
(2)	See Section 5.10 “Financial Glossary” and Note 3 to the consolidated financial statements.
(3)	See Section 5.10 “Financial Glossary”.

5.2.1.4.1.1    Capital expenditures on tangible and intangible assets excluding telecommunication licenses

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by business segment

For the years ended December 31, 2005 and 2006, the following table sets out capital expenditures on tangible and intangible assets excluding telecommunication licenses for the France Telecom group, broken down by business segment.

(millions of euros)	Years ended December 31
CAPEX	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	3,581	3,553	3,130	0.8%	14.4%
Home Communication Services (HCS)	2,721	2,592	2,537	5.0%	7.3%
Entreprise Communication Services (ECS)	430	362	370	19.0%	16.0%
Eliminations	-	(4)	(4)	ns	ns
Group total	6,732	6,503	6,033	3.5%	11.6%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose by 11.6%, or 699 million euros, between 2005 and 2006, primarily reflecting:

-

the impact of changes in the scope of consolidation, representing 450 million euros between the two periods, mainly including i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 416 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 26 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 13 million euros;

-	and the positive impact of foreign exchange fluctuations, which came out at 20 million euros between the two periods, primarily due to changes in the Polish zloty.

On a comparable basis, growth in capital expenditures on tangible and intangible investments excluding licenses came out at 3.5% between 2005 and 2006, up 229 million euros, primarily reflecting the increase in capital expenditures for the PCS Rest of the world and HCS France sub-segments.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by type

For the years ended December 31, 2005 and 2006, the following table sets forth capital expenditures on tangible and intangible assets for the France Telecom group, broken down by type.

(millions of euros)	Years ended December 31
CAPEX	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1) (unaudited)	historical basis	comparable basis (1) (unaudited)	historical basis
Mobile networks (excluding licenses)	2,553	2,577	2,206	(0.9)%	15.7%
Fixed-line networks	1,412	1,461	1,438	(3.3)%	(1.8)%
IT and customer service platforms	1,636	1,567	1,497	4.4%	9.3%
Other	1,131	898	892	25.8%	26.7%
of which leased terminals and Livebox	302	216	216	40.0%	40.1%
Group total	6,732	6,503	6,033	3.5%	11.6%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

In 2006, investments in mobile networks (excluding licenses) were down 0.9% on a comparable basis in relation to 2005, chiefly reflecting the decrease, in the main European countries, in capital expenditures on equipment and changes in 2nd generation mobile networks, as well as on the joint 2G / 3G infrastructures. This downturn was due to the fact that investments were particularly high over 2005. This decline was offset to a great extent by the increase in investments on mobile networks (excluding licenses) by rapidly-growing subsidiaries in the Rest of the world, primarily driven by the development of network coverage and the deployment of GPRS technology.

Investments on fixed-line networks are down 3.3% between 2005 and 2006 on a comparable basis. The general slowdown in investments concerned all HCS sub-segments and reflected the Group’s efforts to control in investment expenses over 2006.

Conversely, the 4.4% increase in IT and customer service platform-related investments between 2005 and 2006 notably reflects the rapid development of “Voice over IP” technologies within the fixed-line activities, as well as the development of value-added services on mobile activities.

The increase in other expenditures on tangible and intangible assets excluding licenses between 2005 and 2006 on a comparable basis primarily reflected the increase in investments in the HCS segment, particularly in France, linked essentially to leased terminals and Livebox. This increase reflected the success of the Livebox, and to a lesser extent, the development of ADSL digital television offer.

5.2.1.4.1.2    Telecommunication licenses

For the years ended December 31, 2005 and 2006, the following table sets out telecommunication licenses for the France Telecom group.

(millions of euros)				Years ended December 31
Telecommunication licenses	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Orange France (1)	281	-	-	-	-
Orange Romania (2)	2	28	28	(92.8)%	(92.8)%
ECMS (3)	-	64	64	-	-
Other	-	5	5	-	-
Group total	283	97	97	192.3%	192.3%
(1)	Updated amount of the fixed portion of the renewal of the Orange France GSM license for 15 years.
(2)	Acquisition of a UMTS license in Romania in 2005.
(3)	Acquisition of additional GSM frequencies in Egypt in 2005.

5.2.1.4.1.3    Financial investments

Financial investments (see Section 5.10 “Financial Glossary”) are described in Section 5.4.1.3 “Net cash used in investing activities” (See also Note 4 to the consolidated financial statements).

5.2.1.4.2    Investment commitments

Investment commitments are described in Note 32 to the consolidated financial statements.

5.2.1.4.3    Investment projects

On December 15, 2006, France Telecom announced the launch of the pre-deployment phase for its Very High Speed network in France as of 2007. The decision for the wide-scale deployment of Very High Speed services from 2009 onwards is expected to be taken in 2008, in light of regulatory and market conditions.

The review of the FTTH (Fiber To The Home) pilot phase conducted in 2006 enabled the Group to better pinpoint the practical conditions for optimum deployment of optical fiber, putting its technological choices to the test and identifying the needs of its customers. After that, the pre-deployment phase will run from 2007 to 2008. France Telecom is aiming to connect between 150,000 and 200,000 customers up to fiber out of a total base of over one million connectable customers by the end of 2008. Investments over 2007 - 2008 are expected to represent some 270 million euros, in line with the “NExT” plan (see Section 5.1.3.1 “The “NExT” plan (New Experience in Telecommunications)”).

The deployment phase of this project is planned to start in 2009. Indeed, the development of a mass Very High Speed market means that the equipment segment as well as operators and service and content providers are going to have to adapt. The Group therefore believes that it will take at least two years for this change to take place, enabling Very High Speed to become a mass consumer market. In a regulatory environment that is well on the way to being clarified, Orange will be able to offer its customers a range of Very High Speed services creating value for the Group.

5.2.2    ANALYSIS BY BUSINESS SEGMENT

This section presents a comparison of the 2005 and 2006 years for the France Telecom group with an analysis by business segment and sub-segment of the principal operating data (financial data and workforce) and operating indicators.

The business segments are described in Section 5.1.1.2 “Business segments”.

For the years ended December 31, 2005 and 2006, the following tables present the principal operating indicators, detailling by business segment for the France Telecom group i) at December 31, 2006, ii) at December 31, 2005 (data on a comparable basis) and, iii) at December 31, 2005 (data on an historical basis).

■	Operating aggregates by business segment for the year ended December 31, 2006

(millions of euros)				Year ended December 31, 2006
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	27,745	22,487	7,652	(6,182)	51,702
external	26,770	17,701	7,231	-	51,702
inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating income	155	529	122	(333)	473
Other operating expense	(1,034)	(1,384)	(150)	333	(2,235)
Labour expenses :					-
wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
GOM	9,686	7,265	1,590	(2)	18,539
employee profit-sharing	(71)	(252)	(23)	-	(346)
share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
allocated by business segment	2,795	2,961	1,135	-	6,891
not allocable	-	-	-	97	97
CAPEX	3,581	2,721	430	-	6,732
Telecommunication licenses	283	-	-	-	283
GOM - CAPEX	6,105	4,544	1,160	(2)	11,807
Average number of employees (full-time equivalents)	37,214	134,447	17,367	-	189,028

■	Operating aggregates by business segment for the year ended December 31, 2005 (data on a comparable basis)

(millions of euros)	Year ended December 31, 2005 (comparable basis (1) unaudited)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	26,381	22,931	8,046	(6,253)	51,105
external	25,390	18,101	7,614	-	51,105
inter-segment	991	4,830	432	(6,253)	-
External purchases	(14,593)	(8,461)	(4,906)	6,248	(21,712)
Other operating income	99	467	72	(217)	421
Other operating expense	(967)	(1,311)	(117)	216	(2,179)
Labour expenses :					-
wages and employee benefit expenses	(1,479)	(5,920)	(1,198)	1	(8,596)
GOM	9,441	7,706	1,897	(5)	19,039
employee profit-sharing	-	-	-	-	-
share-based compensation	-	-	-	-	-
Depreciation and amortization	(4,166)	(3,209)	(451)	5	(7,821)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	3,553	2,592	362	(4)	6,503
Telecommunication licenses	97	-	-	-	97
GOM - CAPEX	5,888	5,114	1,535	(1)	12,536
Average number of employees (full-time equivalents)	36,911	141,417	16,920	-	195,248
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”. Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Operating aggregates by business segment for the year ended December 31, 2005 (data on an historical basis)

(millions of euros)	Year ended December 31, 2005 (historical basis)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	23,535	22,534	7,785	(5,772)	48,082
external	22,576	18,075	7,431	-	48,082
inter-segment	959	4,459	354	(5,772)	-
External purchases	(12,885)	(8,183)	(4,622)	5,767	(19,923)
Other operating income	88	462	71	(211)	410
Other operating expense	(871)	(1,401)	(91)	211	(2,152)
Labour expenses:					-
wages and employee benefit expenses	(1,396)	(5,874)	(1,194)	-	(8,464)
GOM	8,471	7,538	1,949	(5)	17,953
employee profit-sharing	(75)	(253)	(21)	-	(349)
share-based compensation	(45)	(92)	(21)	-	(158)
Depreciation and amortization	(3,436)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	-	(11)	-	-	(11)
Impairment of non-current assets	(363)	(14)	(191)	-	(568)
Gains (losses) on disposal of assets	-	-	-	1,089	1,089
Restructuring costs	(1)	(380)	(73)	-	(454)
Share of profits (losses) of associates	(15)	35	-	-	20
Operating income					10,498
allocated by business segment	4,536	3,707	1,166	-	9,409
not allocable	-	-	-	1,089	1,089
CAPEX	3,130	2,537	370	(4)	6,033
Telecommunication licenses	97	-	-	-	97
GOM - CAPEX	5,341	5,001	1,579	(1)	11,920
Average number of employees (full-time equivalents)	35,080	139,886	16,809	-	191,775

5.2.2.1    Personal Communication Services (PCS)

The PCS segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland and the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, including Orange subidiaries in Metropolitan France, Orange Caraïbes and Orange Réunion, ii) the PCS United Kingdom sub-segment, with the Orange subsidiary in the United Kingdom, iii) the PCS Spain sub-segment, with the FT España mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the world sub-segment, covering international subsidiaries outside of France, the United Kingdom, Spain and Poland, i.e., primarily Belgium, Moldavia, the Netherlands, Romania, Slovakia, Switzerland, Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal and the Dominican Republic.

5.2.2.1.1    From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Personal Communication Services (PCS)

For the years ended December 31, 2005 and 2006, the following table sets forth the principal operating data for the PCS segment.

(millions of euros)				Years ended December 31
PCS	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	27,745	26,381	23,535	5.2%	17.9%
GOM	9,686	9,441	8,471	2.6%	14.3%
GOM / Revenues	34.9%	35.8%	36.0%
Operating income	2,795	-	4,536	-	(38.4)%
CAPEX	3,581	3,553	3,130	0.8%	14.4%
CAPEX / Revenues	12.9%	13.5%	13.3%
Telecommunication licenses	283	97	97	192.3%	192.3%
GOM - CAPEX	6,105	5,888	5,341	3.7%	14.3%
Average number of employees (full-time equivalents)	37,214	36,911	35,080	0.8%	6.1%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

5.2.2.1.1.1    Personal Communication Services France (PCS France)

■	Financial data and workforce – PCS France

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for PCS France sub-segment.

(millions of euros)				Years ended December 31
PCS France	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	9,882	9,780	9,773	1.0%	1.1%
GOM	3,831	3,635	3,636	5.4%	5.4%
GOM / Revenues	38.8%	37.2%	37.2%
CAPEX	1,011	946	968	6.9%	4.5%
CAPEX / Revenues	10.2%	9.7%	9.9%
Telecommunication licenses	281	-	-	-	-
GOM - CAPEX	2,820	2,689	2,669	4.9%	5.7%
Average number of employees (full-time equivalents)	7,006	7,100	7,308	(1.3)%	(4.1)%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – PCS France

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for PCS France sub-segment.

				Years ended December 31
PCS France	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Total number of customers (1)	23,268	22,447	22,430	3.7%	3.7%
Number of contract customers (1)	14,714	13,856	13,855	6.2%	6.2%
Number of prepaid customers (1)	8,554	8,591	8,575	(0.4)%	(0.2)%
ARPU (2) (in euros)	410	424	424	(3.3)%	(3.3)%
AUPU (2) (in minutes)	189	175	175	8.0%	8.0%
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial Glossary”.

■	Revenues – PCS France

On an historical basis, PCS France sub-segment revenues were up 1.1% in 2006 in relation to 2005.

On a comparable basis, the 1.0% growth recorded in revenues between 2005 and 2006 is linked to the 1.9% increase in network revenues (see Section 5.10 “Financial Glossary”). Excluding the impact of the reduction in call termination rates, revenues were up 5.4%, with this growth driven primarily by the significant jump in the number of customers, which rose 3.7% to nearly 23.3 million at the end of December 2006, and the increase in the proportion of contract customers in the total customer base, coming in at 63.2% at December 31, 2006, up from 61.7% one year earlier on a comparable basis. The improvement in revenues recorded with mobile virtual network operators (MVNOs) has also significantly contributed to network revenue growth.

The average use per customer (AUPU) (see Section 5.10 “Financial Glossary”) was up 8% at December 31, 2006, while revenues from “non-voice” services (see Section 5.10 “Financial Glossary”) jumped 11%. The portion of revenues from “non-voice” services to network revenues (excluding revenues generated with MVNOs) came to 15.3% in 2006 compared with 14.0% in 2005.

The average revenue per customer (ARPU) (see Section 5.10 “Financial Glossary”) was down 3.3% at December 31, 2006, primarily due to the unfavorable impact of the decrease in “voice” and Short Messaging Service (SMS) call termination rates.

The rate of mobile telephone penetration in France went from 79.7% at 31 December, 2005 to 85.7% at 31 December, 2006 (source: Autorité de Régulation des Postes et Communications Electroniques, ARCEP, calculated based on 1999 Population Census). Orange’s market share in France (excluding MVNOs) went from 46.7% at 31 December, 2005 to 45.0% at 31 December, 2006.

■	Gross operating margin – PCS France

On an historical basis, the operating expenses included in the GOM came to an expense of 6,050 million in 2006, compared with an expense of 6,136 million euros in 2005, down 1.4%.

On a comparable basis, the operating expenses included in the GOM were down 1.5% from a cost of 6,145 million euros in 2005 to a cost of 6,050 million euros in 2006. The operating expenses included in the GOM included the 256 million euros fine paid to the Competition Council in 2005 and excluding this impact, recorded a limited increase. This limited increase reflected the effective control over management costs on the one hand, and the favorable impact of call termination rate cuts on domestic terminations on the other hand, offsetting the increase in commercial expenses within a highly competitive environment, as well as the rising costs related to the development of the broadband network.

Commercial expenses for the PCS France sub-segment rose by 7.7% in 2006 compared with 2005 on an historical and comparable basis. As a percentage of revenues, commercial expenses rose from 18.5% in 2005 on a comparable basis (also 18.5% on an historical basis) to 19.7% in 2006. This increase reflected the efforts made to promote and develop wireless broadband offers in a fiercely competitive context, efforts that paid off with the number of wireless broadband customers rising dramatically to nearly 3.6 million customers by the end of December 2006, while the total number of customers for all offers combined was up 3.7% in 2006 (including a 6.2% increase in the number of contract customers).

The PCS France sub-segment’s GOM rose by 5.4% on an historical basis (also up 5.4% on a comparable basis), climbing from 3,636 million euros in 2005 (3,635 million on a comparable basis) to 3,831 million euros in 2006, representing a ratio of GOM to revenues of 38.8% in 2006, compared with 37.2% in 2005 (37.2% on a comparable basis).

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS France

On an historical basis, the PCS France sub-segment’s capital expenditures on tangible and intangible assets excluding telecommunication licenses were up 4.5% to 1,011 million euros in 2006, compared with 968 million euros in 2005.

On a comparable basis, the 6.9% increase in capital expenditures (1,011 million euros in 2006, up from 946 million in 2005) was primarily due to the deployment of the HSDPA (High Speed Downlink Packet Access) network in nine French cities, the investments made to cover unconnected areas and the development of core network capacities.

■	Telecommunication licenses - PCS France

GSM and UMTS licenses totaled 281 million euros in 2006, representing the updated amount of the fixed portion, as of March 2006, of the renewal of the Orange France GSM license for the next fifteen years.

5.2.2.1.1.2    Personal Communication Services United Kingdom (PCS United Kingdom)

■	Financial data and workforce – PCS United Kingdom

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for PCS United Kingdom sub-segment.

(millions of euros)				Years ended December 31
PCS United Kingdom	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	5,874	5,850	5,832	0.4%	0.7%
GOM	1,374	1,657	1,651	(17.1)%	(16.8)%
GOM / Revenues	23.4%	28.3%	28.3%
CAPEX	481	584	582	(17.5)%	(17.3)%
CAPEX / Revenues	8.2%	10.0%	10.0%
Telecommunication licenses	-	-	-	-	-
GOM - CAPEX	893	1,073	1,069	(16.8)%	(16.5)%
Average number of employees (full-time equivalents)	11,583	12,090	12,090	(4.2)%	(4.2)%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – PCS United Kingdom

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for PCS United Kingdom sub-segment.

				Years ended December 31
PCS United Kingdom	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	15,333	14,858	14,858	3.2%	3.2%
Number of contract customers (1)	4,968	4,978	4,978	(0.2)%	(0.2)%
Number of prepaid customers (1)	10,365	9,880	9,880	4.9%	4.9%
ARPU (2) (in pounds sterling)	257	263	263	(2.3)%	(2.3)%
AUPU (2) (in minutes)	147	144	144	2.1%	2.1%
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial Glossary”.

■	Revenues – PCS United Kingdom

On an historical basis, revenues for the PCS UK sub-segment came to 5,874 million euros in 2006, up 0.7% on 2005. This change notably factored in 18 million euros for the positive impact of the change in the average pound sterling exchange rate between 2005 and 2006.

On a comparable basis, the PCS UK sub-segment recorded revenue growth of 0.4% between the two periods. Revenues excluding equipment revenues (see Section 5.10 “Financial Glossary”) were up 1.4%, accounting for:

-

the 3.2% increase in the total number of customers between December 31, 2005 and December 31, 2006 (representing more than 0.47 million additional customers between the two periods), with 15.33 million customers at December 31, 2006, versus 14.86 million one year earlier. This growth was driven by the 4.9% increase in the number of prepaid customers (0.485 million additional customers over one year);

-

the 5.8% increase in revenues from “non-voice” services, linked to greater use of Multimedia Messaging Service (MMS) and data services. In 2006, “non-voice” services revenues accounted for 20.2% of network revenues, compared with 19.4% in 2005;

-	and “voice” traffic growth, with the AUPU up 2.1% in 2006 compared with 2005.

These positive effects were partially offset by a more competitive environment, reflected in the 2.3% drop in the ARPU between 2005 and 2006.

The rate of mobile telephone penetration in United Kingdom went from 110.6% at 31 December, 2005, to 116.0% at 31 December, 2006 (source: Informa Telecoms & Media). Orange’s market share in the United Kingdom remained stable at 21.8% at 31 December, 2006 (source: Informa Telecoms & Media) against 22.1% at 31 December, 2005.

■	Gross operating margin – PCS United Kingdom

On a comparable basis, operating expenses included in the GOM for the PCS UK sub-segment came to an expense of 4,500 million euros in 2006, compared with an expense of 4,192 million euros the previous year (an expense of 4,180 million euros on an historical basis), representing an increase of 7.3% between the two periods (7.6% on an historical basis). This increase reflected the higher level of i) service fees and inter-operator costs, linked to enriched packaged offers, generating an increase in inter-operator traffic and growth in the use of Short Messaging Service (SMS), and ii) to a lesser extent, the increase in commercial expenses, in light of the highly competitive environment.

On a comparable basis, the PCS UK sub-segment’s GOM fell by 17.1% between 2005 and 2006, dropping to 1,374 million euros in 2006, compared with 1,657 million euros in 2005 (1,651 million euros on an historical basis). In this way, the ratio of GOM to revenues was 23.4% in 2006, compared with 28.3% in 2005 on both an historical and a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS United Kingdom

Between 2005 and 2006, capital expenditures on tangible and intangible assets excluding licenses fell by 17.3% on an historical basis and 17.5% on a comparable basis, to total 481 million euros in 2006, with the majority of investments relating to the 3rd generation network deployment program carried out between 2003 and 2005.

5.2.2.1.1.3    Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish mobile operator Amena on November 8, 2005, the PCS Spain sub-segment represents FT España’s mobile business. In line with the commitments made when Amena was acquired, FT España, France Telecom Operadores de Telecomunicaciones S.A. (FTOT, formerly Auna) and Amena merged on July 31, 2006 under the name FT España.

Historical data for year 2005 presented in the following tables include only the last two months of 2005, Amena having been consolidated since November 8, 2005.

■	Financial data and workforce – PCS Spain

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for PCS Spain sub-segment.

(millions of euros)	Years ended December 31
PCS Spain	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	3,353	3,222	536	4.1%	ns
GOM	932	1,002	109	(7.0)%	ns
GOM / Revenues	27.8%	31.1%	20.2%
CAPEX	554	549	133	0.9%	ns
CAPEX / Revenues	16.5%	17.0%	24.8%
Telecommunication licenses	-	-	-	-	-
GOM - CAPEX	378	454	(24)	(16.6)%	ns
Average number of employees (full-time equivalents)	2,080	2,121	368	(1.9)%	ns
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – PCS Spain

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for PCS Spain sub-segment.

	Years ended December 31
PCS Spain	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	11,114	10,301	10,301	7.9%	7.9%
Number of contract customers (1)	5,420	4,997	4,997	8.5%	8.5%
Number of prepaid customers (1)	5,695	5,304	5,304	7.4%	7.4%
ARPU (2) (in euros)	301	314	301	(4.1)%	-
AUPU (2) (in minutes)	128	120	120	6.7%	6.7%
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial Glossary”.

■	Revenues – PCS Spain

On a comparable basis, the 4.1% revenue growth for the PCS Spain sub-segment between 2005 and 2006 primarily resulted from the 7.9% increase in the total number of customers, up to over 11.1 million at December 31, 2006. This increase was due both to contract customers, up 8.5%, and prepaid customers, with an increase of 7.4% between 31 December, 2005 and 31 December, 2006.

The lower level of revenue growth compared with the increase in the customer base over 2006 was primarily due to the negative impact of the reduction in call termination rates for the mobile network and the downturn in ARPU on a comparable basis. Excluding the impact of the reduction in call termination rates, revenues rose 7.1% in 2006 compared with 2005.

The average use per customer (AUPU) was up 6.7% in 2006, driven by the reduction in the average price for outgoing calls.

The rate of mobile telephone penetration in Spain rose from 96.8% at 31 December, 2005 to 103.8% at 31 December, 2006 (source: Comisión del Mercado de las Telecomunicaciones, CMT). Orange’s market share in Spain remained stable at 23.9% at 31 December, 2006 (24.1% at 31 December, 2005).

■	Gross operating margin – PCS Spain

On a comparable basis, operating expenses included in the GOM increased by 9.1% between 2005 and 2006, primarily reflecting the increase in service fees and inter-operator costs, generated by traffic growth and the increase in commercial expenses. Commercial expenses rose by 6.2% between the two periods to reach an expense of 1,023 million euros in 2006, due primarily to i) the increase in the number of new customers over the period (more than 0.8 million new customers) and ii) the increase in advertising expenses, linked mainly to the rebranding, with the adoption of the Orange brand in 2006. The operating expenses included in the GOM also included the launch of a new customer loyalty program.

The GOM for the PCS Spain sub-segment was down 7.0% on a comparable basis to 932 million euros in 2006, compared with 1,002 million euros in 2005. This change was caused notably by i) the negative impact linked to the decrease in call termination rates on wireless networks, and ii) the increase in operating expenses included in the GOM, notably because of the rise in service fees and inter-operator costs and commercial expenses.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Spain

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose by 0.9%, up to 554 million euros in 2006. This change reflected mainly the increase in investments related to the deployment of the 2nd and 3rd generation networks, the customer services platforms and the adoption of the Orange brand, offset in part by the reduction in IT-related investments.

5.2.2.1.1.4    Personal Communication Services Poland (PCS Poland)

■	Financial data and workforce – PCS Poland

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for PCS Poland sub-segment.

(millions of euros)				Years ended December 31
PCS Poland	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	1,934	1,650	1,598	17.2%	21.1%
GOM	691	624	604	10.8%	14.4%
GOM / Revenues	35.7%	37.8%	37.8%
CAPEX	281	319	309	(12.0)%	(9.2)%
CAPEX / Revenues	14.5%	19.4%	19.4%
Telecommunication licenses	-	-	-	-	-
GOM - CAPEX	410	305	295	34.7%	39.0%
Average number of employees (full-time equivalents)	3,161	3,121	3,121	1.3%	1.3%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – PCS Poland

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for PCS Poland sub-segment.

				Years ended December 31
PCS Poland	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	12,521	9,919	9,919	26.2%	26.2%
Number of contract customers (1)	4,803	4,035	4,035	19.0%	19.0%
Number of prepaid customers (1)	7,719	5,884	5,884	31.2%	31.2%
ARPU (2) (in Polish zlotys)	657	721	721	(8.9)%	(8.9)%
AUPU (2) (in minutes)	95	81	81	17.3%	17.3%
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial Glossary”.

■	Revenues – PCS Poland

On an historical basis, the PCS Poland sub-segment’s revenues are up 21.1% between 2005 and 2006 to reach 1,934 million euros in 2006. This growth notably reflected the favorable impact of changes in the average exchange rate for the Polish zloty between 2005 and 2006 for 52 million euros.

On a comparable basis, the sustained rate of revenue growth (17.2%) was generated by the sharp increase in the number of PTK Centertel customers, up 26.2% in relation to 2005, and by the 17.3% increase in the AUPU, driven by the new abundance offers. Conversely, the 8.9% reduction in ARPU between 2005 and 2006 primarily reflected the reduction in the rate for outgoing call prices, linked to the new abundance offers and the decline in call termination rates.

Furthermore, PTK Centertel, benefiting from the rebranding to Orange in September 2005, has strengthened its competitive position, with over 12.5 million customers in total in 2006, representing 2.6 million additional customers over the year.

The growth in the Polish mobile market (36.7 million mobile customers at December 31, 2006, up from 29.2 million one year earlier, source: Polish Central Statistical Office) has primarily been driven by the increase in the number of prepaid offers. The rate of mobile telephone penetration in Poland rose from 76.6% at December 31, 2005 to 96.5% at December 31, 2006 (source: Polish Central Statistical Office). PTK Centertel’s market share was 34.1% at December 31, 2006 (estimate), up 0.1 points over one year.

■	Gross operating margin – PCS Poland

The PCS Poland sub-segment’s GOM rose from 604 million euros in 2005 on an historical basis (624 million euros on a comparable basis) to 691 million euros in 2006, representing an increase of 14.4% on an historical basis (up 10.8% on a comparable basis).

On a comparable basis, the increase in GOM primarily reflected the 17.2% increase recorded in revenues, partly offset by the 25.9% increase in service fees and inter-operator costs and the 12.7% increase in commercial expenses (linked primarily to the increase in the purchases of handsets and other products sold), reflecting the sustained rate of growth in the number of customers as well as the increase in traffic.

Thus, the ratio of GOM to revenues was 35.7% in 2006, compared with 37.8% in 2005 on both an historical and a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses were down 9.2% compared with 2005, to total 281 million euros in 2006.

On a comparable basis, the reduction in capital expenditures came out at 12.0%, reflecting mainly the slower deployment of the 3rd generation network (EDGE technology) over 2006 (most of the investments were carried out in 2005), partly offset by capital expenditures relating to the deployment of the HSDPA (High Speed Downlink Packet Access) network in 2006.

5.2.2.1.1.5    Personal Communication Services Rest of the world (PCS Rest of the world)

■	Financial data and workforce – PCS Rest of the world

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for PCS Rest of the world sub-segment.

(millions of euros)	Years ended December 31
PCS Rest of the world	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	6,920	6,086	5,991	13.7%	15.5%
GOM	2,857	2,523	2,471	13.2%	15.7%
GOM / Revenues	41.3%	41.5%	41.2%
CAPEX	1,254	1,156	1,138	8.5%	10.2%
CAPEX / Revenues	18.1%	19.0%	19.0%
Telecommunication licenses	2	97	97	(97.7)%	(97.7)%
GOM - CAPEX	1,603	1,367	1,333	17.2%	20.3%
Average number of employees (full-time equivalents)	13,384	12,479	12,193	7.3%	9.8%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – PCS Rest of the world

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for PCS Rest of the world sub-segment.

	Years ended 31 December
PCS Rest of the world	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Belgium
Revenues (1)	1,549	1,453	1,453	6.6%	6.6%
Total number of customers (2)	3,139	2,913	2,913	7.8%	7.8%
ARPU (3) (in euros)	464	-	456	-	1.8%
Romania
Revenues (1)	1,082	862	870	25.6%	24.4%
Total number of customers (2)	8,043	6,823	6,823	17.9%	17.9%
ARPU (3) (in euros)	138	-	144	-	(4.2)%
Switzerland
Revenues (1)	867	863	876	0.6%	(1.0)%
Total number of customers (2)	1,395	1,249	1,249	11.7%	11.7%
ARPU (3) (in euros)	606	-	696	-	(12.9)%
Slovakia
Revenues (1)	643	576	556	11.6%	15.8%
Total number of customers (2)	2,691	2,519	2,519	6.8%	6.8%
ARPU (3) (in euros)	234	-	218	-	7.3%
Egypt
Revenues (1)	630	538	539	17.0%	16.9%
Total number of customers (at 71.25%) (2)	6,603	4,771	4,771	38.4%	38.4%
ARPU (3) (in euros)	112	-	137	-	(18.2)%
Netherlands
Revenues (1)	621	635	635	(2.3)%	(2.3)%
Total number of customers (2)	2,047	1,914	1,914	7.0%	7.0%
ARPU (3) (in euros)	247	-	295	-	(16.3)%
Other subsidiaries (4)
Total number of customers (2)	11,479	7,109	6,618	61.5%	73.5%
Total
Total number of customers (2)	35,397	27,298	26,807	29.7%	32.0%
(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	See Section 5.10 “Financial Glossary”.
(4)	Other subsidiaries notably included subsidiaries in Botswana, Cameroon, the Dominican Republic, Ivory Coast, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mali, Moldavia and Senegal.

■	Revenues – PCS Rest of the world

On an historical basis, the 15.5% revenue growth recorded on the PCS Rest of the world sub-segment between 2005 and 2006 notably included:

-

the favorable impact of changes in the scope of consolidation relative to the full consolidation of i) Sonatel Mobiles and Ikatel on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and ii) Mobilecom in Jordan on July 5, 2006, effective July 1, 2005 in data on a comparable basis;

-	partly offset by the negative impact of foreign exchange fluctuations, mainly linked to the Swiss franc and US dollar.

On a comparable basis, the 13.7% increase in revenues between 2005 and 2006 was primarily due to the overall increase in the number of customers, combined with strong business growth, particularly in Romania, Senegal, Mali, the Dominican Republic, Belgium (success of the new offers launched early in 2006) and Egypt. This change was partially offset by the reduction in call termination rates, which impacted revenue growth and the ARPU, notably in the Netherlands and Switzerland, and the lower international roaming rates applied in Europe.

■	Gross operating margin – PCS Rest of the world

On an historical basis, operating expenses included in the GOM for the PCS Rest of the world sub-segment increased by 15.4% in 2006 compared with 2005.

On a comparable basis, operating expenses included in the GOM increased by 14.0% between 2005 and 2006, driven by the increase in operating expenses excluding labour expenses (wages and employee benefit expenses), resulting mainly from the following:

-

the 16.6% increase in commercial expenses, due to i) the strong growth in the customer base, ii) the sharp increase in the number of wireless broadband customers generated by the launch of 3rd generation services in 2006 in Slovakia and Romania (UMTS technology) as well as the Dominican Republic and Moldavia (EDGE technology), and iii) the rebranding of the Senegal, Mali and Equatorial Guinea subsidiaries to the Orange brand in November 2006;

-	and the 14.4% rise in service fees and inter-operator costs as a result of wireless traffic growth.

On an historical basis, the GOM rose by 15.7% between 2005 and 2006 to reach 2,857 million euros, compared with 2,471 million euros in 2005. On a comparable basis, it is up 13.2%, primarily reflecting growth in revenues and the increase in the number of customers, particularly in Egypt, Romania, the Dominican Republic and Belgium. Thus, the ratio of GOM to revenues has remained stable on the whole, coming out at 41.3% over 2006, compared with 41.2% in 2005 on an historical basis and 41.5% on a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Rest of the world

Capital expenditures on tangible and intangible assets excluding licenses totaled 1,254 million euros in 2006, compared with 1,138 million euros in 2005, representing an increase of 10.2% between the two periods on an historical basis (8.5% increase on a comparable basis). This increase was primarily driven by the increase in capital expenditures aimed at, on the one hand, expanding network coverage and deploying the GPRS technology in high-growth countries, and, on the other hand, to a lesser extent, the 3rd generation networks, mainly in Slovakia and Romania.

5.2.2.1.2    From gross operating margin to operating income for Personal Communication Services (PCS)

For the years ended December 31, 2005 and 2006, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between the GOM and operating income for the PCS segment.

(millions of euros)				Years ended December 31
PCS	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
GOM	9,686	9,441	8,471	2.6%	14.3%
Employee profit-sharing	(71)	-	(75)	-	(5.3)%
Share-based compensation	(13)	-	(45)	-	(71.1)%
Depreciation and amortization	(4,183)	(4,166)	(3,436)	0.4%	21.7%
Impairment of goodwill	(2,525)	-	-	-	-
Impairment of non-current assets	(31)	-	(363)	-	(91.5)%
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring cost	(68)	-	(1)	-	ns
Share of profits (losses) of associates	-	-	(15)	-	ns
Operating income	2,795	-	4,536	-	(38.4)%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Depreciation and amortization - PCS

On an historical basis, depreciation and amortization increased 21.7%, from an expense of 3,436 million euros in 2005 to an expense of 4,183 million euros in 2006. This change notably factored in:

-	the negative effect of the amortization of customer bases for Amena, the Sonatel and Jordan Telecommunications Company (JTC) subsidiaries;

-	and the negative impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for a negative effect of 318 million euros.

On a comparable basis, depreciation and amortization remained stable between 2005 and 2006, totaling a charge of 4,183 million euros in 2006.

■	Impairment of goodwill - PCS

On an historical basis, the impairment of goodwill came at a loss of 2,525 million euros in 2006, compared with the absence of impairment of goodwill in 2005. This represented an impaiment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (a loss of 2,350 million euros) and an impairment loss recorded on Personal Communication Services in the Netherlands (a loss of 175 million euros).

■	Impairment of non-current assets - PCS

On an historical basis, the impairment of non-current assets came at a loss of 363 million euros in 2005, against a loss of 31 million euros in 2006. In line with the “NExT” plan (see Section 5.1.3.1 “The NExT plan (New Experience in Telecommunications)”), the Amena brand acquired during business combinations was abandoned. This brand was subject to a specific impairment or accelerated depreciation and amortization over its residual life; for a loss of 345 million euros in 2005 and a loss of 14 million euros in 2006.

■	Other operating income and expenses included between the GOM and operating income - PCS

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.2.1.2 “From Group gross operating margin to operating income”.

■	Operating income - PCS

On an historical basis, operating income for PCS segment totaled 2,795 million euros in 2006, compared with 4,536 million euros in 2005. This decrease between the two periods reflected primarily the combined effect of the impairment loss recorded on 2006 for a total amount of 2,525 million euros and the growth in depreciation and amortization, partially offset by the increase in the GOM.

5.2.2.2    Home Communication Services (HCS)

The HCS segment covers the fixed telecommunications services activities (fixed-line telephony, Internet services and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments within the France Telecom group. It consists of three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (not including mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, including for fixed-line and Internet activities international subsidiaries outside France and Poland, i.e. primarily Spain, the Netherlands, the United Kindom as well as Ivory Coast, Mauritius, Jordan and Senegal.

5.2.2.2.1    From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Home Communication Services (HCS)

For the years ended December 31, 2005 and 2006, the following table sets forth the principal operating data for the HCS segment.

(millions of euros)	Years ended December 31
HCS	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change(%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	22,487	22,931	22,534	(1.9)%	(0.2)%
GOM	7,265	7,706	7,538	(5.7)%	(3.6)%
GOM / Revenues	32.3%	33.6%	33.5%
Operating income	2,961	-	3,707	-	(20.1)%
CAPEX	2,721	2,592	2,537	5.0%	7.3%
CAPEX / Revenues	12.1%	11.3%	11.3%
GOM - CAPEX	4,544	5,114	5,001	(11.1)%	(9.1)%
Average number of employees (full-time equivalents)	134,447	141,417	139,886	(4.9)%	(3.9)%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

5.2.2.2.1.1    Home Communication Services France (HCS France)

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for HCS France sub-segment.

(in millions of euros)	Years ended December 31
HCS France	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change(%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	17,657	17,835	17,718	(1.0)%	(0.3)%
GOM	5,650	5,970	5,920	(5.4)%	(4.6)%
GOM / Revenues	32.0%	33.5%	33.4%
CAPEX	1,928	1,829	1,805	5.4%	6.8%
CAPEX / Revenues	10.9%	10.3%	10.2%
GOM - CAPEX	3,722	4,140	4,114	(10.1)%	(9.5)%
Average number of employees (full-time equivalents)	96,560	101,637	101,593	(5.0)%	(5.0)%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

On an historical basis, HCS France sub-segment revenues were down 0.3% in 2006 compared with 2005, notably reflecting the impact of the transfer of call center outsourcing contracts from the PCS sub-segment to the HCS sub-segment, as well as the impact of other internal reorganizations among business segments with no effect at Group level.

Revenues – HCS France

For the years ended December 31, 2005 and 2006, the table below shows the revenues by product line of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Consumer Services	9,552	9,631	9,677	(0.8)%	(1.3)%
Carrier Services	5,776	5,812	5,504	(0.6)%	4.9%
Other HCS in France	2,329	2,392	2,537	(2.6)%	(8.2)%
HCS France revenues	17,657	17,835	17,718	(1.0)%	(0.3)%

Revenues – HCS France - Consumer Services

■	Breakdown of revenues

For the years ended December 31, 2005 and 2006, the table below sets forth a revenues breakdown by business line for Consumer Services of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France Consumer Services	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Subscription fees	4,186	4,173	4,173	0.3%	0.3%
Calling services	2,676	3,106	3,106	(13.9)%	(13.9)%
On-line and Internet access services	1,962	1,534	1,534	27.9%	28.0%
Sub-total Consumer fixed-line services	8,824	8,813	8,813	0.1%	0.1%
Other Consumer services	728	817	864	(11.0)%	(15.8)%
Consumer Services revenues	9,552	9,631	9,677	(0.8)%	(1.3)%

■	Operating indicators

For the years ended December 31, 2005 and 2006, the table below presents the operating indicators for Consumer Services of the HCS France sub-segment.

	Years ended December 31
HCS France Consumer Services	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of Consumer telephone lines (1) (in millions)	25.5	-	26.9	-	(5.4)%
“Voice” telephone traffic of Consumer customers (2) (in billions of minutes)	40.4	-	47.1	-	(14.1)%
Number of Consumer customers for ADSL broadband uses (3)	5,920	-	4,457	-	32.8%
Number of subscribers to multi-service offers :
Number of leased Livebox (3)	3,437	-	1,559	-	120.5%
Number of subscribers to “Voice over IP” services (3)	2,081	-	830	-	150.7%
Number of subscribers to ADSL TV offers (3)	577	-	200	-	188.5%
(1)	End of period. This figure included: i) the standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers.
(2)	Excluding “Voice over IP” traffic.
(3)	In thousands. At end of period.

■	Change in revenues

On an historical basis, revenues from Consumer Services were down 1.3% in 2006 compared with 2005, notably reflecting the impact of the sale of France Telecom Câble (FTC) on March 31, 2005. On a comparable basis, the 0.8% decrease in Consumer Services revenues between 2005 and 2006 was largely due to the reduction in revenues from Consumer Calling services (switched telephone network “voice” traffic), partially offset by the increase in subscription fees on July 4, 2006 and the rapid development of ADSL broadband services, notably “Voice over IP” services. The ARPU for Consumer fixed-line services (see Section 5.10 “Financial Glossary”) rose considerably, driven by rapid growth on ADSL broadband services, up from 27.0 euros at December 31, 2005 to 28.0 euros at December 31, 2006.

■	Revenues from Consumer Subscription fees

The 0.3% increase in revenues from Consumer Subscription fees (on an historical and a comparable basis) was the result of two opposing phenomena:

-	on the one hand, the 7.1% increase in the main subscription as of July 4, 2006, following the previous one-euro increase on March 3, 2005;

-

on the other hand, the development of full unbundling and, since October 2006, naked ADSL sold to third party Internet access providers (revenues which are included under “Carrier Services Revenues” described below). In this way, the number of lines billed directly to customers through residential telephone subscription fees or Pros contracts fell by 5.4% between December 31, 2005 and December 31, 2006.

■	Revenues from Consumer Calling services

Revenues from Consumer Calling services in 2006 were down 13.9% in relation to the previous year (both on an historical basis and a comparable basis), primarily in light of:

-	the impact of lower prices on calls to mobile network (effective January 2, 2006 to all mobile operators);

-

and the reduction in the total switched telephone traffic market (measured to the inter-connection), which has significantly intensified since September 2005 under the effect of growth in “Voice over IP” services. As a result, the level of traditional “voice” telephone traffic of Consumer customers was down 14.1% in 2006 compared with 2005.

At the same time, the market share in the traditional network telephone calls stabilized thanks to the success of i) the “Atout” line launched in August 2005, which includes unlimited package offers and ii) the “Optimales” line launched in June 2006, combining low-speed access and a traffic package in a single offer.

■	Revenues from Consumer Online and Internet access services

On a comparable basis, the 27.9% increase (28.0% on an historical basis) in revenues on Consumer Online and Internet access services between 2005 and 2006 was linked to the rapid development of ADSL broadband services, partially offset by the impact of lower rates. The number of Consumer customers for ADSL broadband usages was 5.920 million at December 31, 2006, up from 4.457 million one year earlier, representing an increase of 32.8% between the two dates.

The growth in broadband ADSL access was supplemented by:

-	the number of leased Livebox gateways, which totaled 3.437 million at December 31, 2006, compared with 1.559 million one year earlier;

-

the “Voice over IP” offer, initially sold as an option in addition to subscriptions for broadband Internet services and included, since June 2006, in the “Internet, Television, Telephone” multimedia broadband offer. At December 31, 2006, there were 2.081 million subscribers to “Voice over IP” services, compared with 0.830 million at December 31, 2005;

-	ADSL television, which also grew rapidly, with close to 577 thousand customers at December 31, 2006 compared with 200 thousand one year earlier;

-	and application services offered in addition to basic services, particularly the anti-virus and anti-spam security offers, which also developped rapidly.

The impact of the development of broadband ADSL usages was partially offset by the following:

-

the continued reduction in the number of low-speed Internet customers as they migrated over to ADSL broadband, with 1.001 million low-speed customers at December 31, 2006, down from 1.509 million one year earlier;

-	and the downward trend in revenues from the Télétel kiosque.

■	Revenues from Other Consumer services

On a comparable basis, the 11.0% reduction (down 15.8% on an historical basis) in revenues from Other Consumer services over 2006 compared with 2005 was due to the 24% drop in public phone traffic and card services and the downward trend in telephone handset leasing activity, with the number of leased terminals (excluding Livebox gateways) falling 18% in one year. These negative effects were partially offset by the substantial growth in revenues generated through portals and content services (Orange portals online advertising). Revenues from sales of terminals remained stable: the increase in DECT terminal sales, driven by the rapid expansion of “Voice over IP” services, offset the impact of the steady erosion of sales prices.

Revenues – HCS France - Carrier Services

■	Breakdown of revenues

For the years ended December 31, 2005 and 2006, the table below sets forth a revenues breakdown by business line for Carrier Services of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France Carrier Services	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Domestic Carrier services	2,819	2,651	2,675	6.3%	5.4%
Other Carrier services	2,957	3,161	2,829	(6.5) %	4.5%
Carrier Services revenues	5,776	5,812	5,504	(0.6)%	4.9%

■	Operating indicators

For the years ended December 31, 2005 and 2006, the table below presents the operating indicators for Carrier Services of the HCS France sub-segment.

	Years ended December 31
HCS France Carrier Services	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Traffic (in billions of minutes) :
Domestic interconnection “voice” traffic	56.0	-	53.7	-	4.4%
Internet interconnection traffic	10.4	-	17.6	-	(41.0)%
Incoming international traffic	4.4	-	4.1	-	8.5%
Wholesale sales of ADSL access to third party IAPs (1) (2)	2,079	-	1,614	-	28.8%
Number of unbundled telephone lines (1)	3,919	-	2,827	-	38.6%
Number of partially unbundled telephone lines (1)	1,810	-	2,229	-	(18.8)%
Number of fully unbundled telephone lines (1)	2,109	-	598	-	ns
(1)	In thousands. At end of period.
(2)	Included lines without low-speed telephone subscriptions (naked ADSL) since October 2006.

■	Change in revenues

■	Revenues from Domestic Carrier services

The 6.3% revenue growth recorded by Domestic Carrier services on a comparable basis (5.4% on an historical basis) was essentially related to the rapid expansion of the ADSL broadband market, and more specifically the unbundling of telephone lines, with 3.919 million unbundled lines at December 31, 2006 (including 2.109 million full unbundled lines), up from 2,827 million at December 31, 2005 (including 598 thousands full unbundled lines). At the same time, revenues from wholesale sales of ADSL access to third party Internet access providers rose by 10.2%, owing to the increase in the number of ADSL access lines sold wholesale to third party Internet access providers, which totaled 2.079 million access lines at December 31, 2006, up from 1.614 million at December 31, 2005.

Domestic interconnection revenues fell by 1.7% on a comparable basis (down 3.6% on an historical basis): the impact of the growth in domestic interconnection “voice” traffic was offset by the marked reduction in “low-speed Internet” interconnection traffic. Lastly, revenues from data services to operators (leased lines and Turbo DSL services) were down 3.0%, linked to rate cuts on Turbo DSL at the end of 2005.

■	Revenues from Other Carrier services

The 6.5% drop in revenues from Other Carrier services on a comparable basis (an increase of 4.5% on an historical basis) corresponded to a great extent to the decrease in revenues from services provided to other segments (lower telephone traffic volume and lower prices linked in particular to call terminations to mobiles).

The impact of these reductions was partially offset by the 3.0% increase on a comparable basis (2.8% increase on an historical basis) in revenues from international carrier services.

Lastly, revenues relating to undersea cable installation and maintenance services remained stable over 2006 compared with the previous year.

Revenues – Other Home Communication Services in France

For the years ended December 31, 2005 and 2006, the table below sets forth revenues for Other HCS in France of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France Other HCS in France	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Other HCS France revenues	2,329	2,392	2,537	(2.6)%	(8.2)%

On an historical basis, revenues from Other Home Communication Services in France came to 2,329 million euros in 2006, compared with 2,537 million euros in 2005, down 8.2% over the period. This reduction primarily reflected the transfer of technical assistance services from “Other Home Communication Services in France” of the HCS France sub-segment to “Carrier Services” of the HCS France sub-segment.

On a comparable basis, revenues from Other Home Communication Services in France fell by 2.6% between 2005 and 2006, mainly as a result of the following:

-

the slight downturn on services provided to other business segments (distribution of products and services, sales administration, customer service, interconnnection, maintenance and billing), which accounted for more than 80% of revenues from Other Home Communication Services in France;

-	the reduction in revenues generated by Operator Information Services, after the market was fully opened up to competition in November 2005 and the “12” decree on April 3, 2006;

-

and the reduction in revenues related to equipment sales and leasing. This item included sales of fixed-line and mobile accessories in stores and equipment sales by the subsidiary EGT, whose business was refocused on videophony following the sale of its fax business on May 31, 2005.

These reductions were partially offset by the rise in home customer assistance services and growth in the online business (e-commerce) with the purchase of TopAchat Clust in April 2006.

Gross operating margin – HCS France

The operating expenses included in the GOM for the HCS France sub-segment rose by 1.8% on an historical basis and 1.2% on a comparable basis between 2005 and 2006. The operating expenses included in the GOM notably include the recognition in 2005 of a provision reversal for 199 million euros relating to the Group’s activities in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements) and the recognition in 2006, i) of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Note 6 to the consolidated financial statements), and ii) an income of 74 million euros for a settlement indemnity relating to the Group’s activities in Lebanon.

On a comparable basis, the 141 million euro increase in operating expenses included in the GOM reflects mainly the following:

-

the increase in outsourcing fees related to technical operation and maintenance, resulting in particular from the increase in outsourcing fees for assistance, generated primarily by the rapid growth of ADSL multi-service offers and the unbundling of telephone lines;

-	the sharp increase in call center outsourcing fees;

-	and the increase in commercial expenses, driven principally by the increase in the purchases for handsets and other products sold (notably Livebox).

These increases were partially offset by the reduction in service fees and inter-operator costs, following the reduction in the price of fixed-to-mobile call termination rates, and by the decrease in labour expenses (wages and employee benefit expenses), related primarily to the reduction in the workforce in the HCS France sub-segment.

The GOM for the HCS France sub-segment fell by 4.6% on an historical basis and 5.4% on a comparable basis to 5,650 million euros in 2006, due to the combined impact of the decrease in revenues and the increase in operating expenses included in the GOM.

Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS France

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 6.8% to 1,928 million euros in 2006.

On a comparable basis, the 5.4% increase in 2006 in capital expenditures on tangible and intangible assets excluding licenses for the HCS France sub-segment primarily concerned:

-

leased terminals and Livebox, up 79 million euros, as a result of the success of the Livebox (3.437 million leased Livebox gateways at December 31, 2006 compared with 1.559 million one year earlier) and, to a lesser extent, the development of the ADSL digital television offer, with close to 577 thousands customers at December 31, 2006;

-	and customer service platforms, up 55 million euros, notably driven by growth on service platforms and license purchases linked to the “Voice over IP”.

Conversely, IT and equipment infrastructure-related investments linked to the network fell in 2006 compared with 2005, thanks to measures aimed at optimizing applications and computer equipment as well as the network occupancy rate.

5.2.2.2.1.2    Home Communication Services Poland (HCS Poland)

■	Financial data and workforce – HCS Poland

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for HCS Poland sub-segment.

(millions of euros)	Years ended December 31
HCS Poland	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	3,048	3,246	3,141	(6.1)%	(3.0)%
GOM	1,430	1,453	1,406	(1.6)%	1.8%
GOM / Revenues	46.9%	44.8%	44.7%
CAPEX	489	463	448	5.8%	9.2%
CAPEX / Revenues	16.1%	14.3%	14.3%
GOM - CAPEX	941	991	958	(5.0)%	(1.7)%
Average number of employees (full-time equivalents)	29,748	31,244	31,097	(4.8)%	(4.3)%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – HCS Poland

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for HCS Poland sub-segment.

(in thousands - at end of period)	Years ended December 31
HCS Poland	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Number of fixed-line telephony customers (1)	10,128	10,607	10,607	(4.5)%	(4.5)%
Number of broadband internet customers (ADSL+SDI (2))	1,712	1,166	1,166	46.8%	46.8%
(1)	The number of fixed-line telephony customers at December 31, 2005 has been corrected.
(2)	SDI: rapid Internet access technology.

■	Revenues – HCS Poland

On an historical basis, revenues on the HCS Poland sub-segment, coming in at 3,048 million euros in 2006, fell slightly by 3.0% compared with 2005, due to the positive impact of the change in the exchange rate for the Polish zloty and the euro between 2005 and 2006.

On a comparable basis, HCS Poland sub-segment revenues were down 6.1%. This drop reflected notably the reduction in “voice” revenues, which was partially offset by the increase in revenues from growing services such as broadband Internet access and wholesale activities.

The drop in revenues from communication services reflected in particular i) the growing effect of the fixed-to-mobile substitution, ii) the reduction in the overall switched telephone traffic market, and iii) the fierce competitive environment.

TP S.A. has continued migrating its customers from traditional initial offers over to the New Tariff Plans (launched in 2004), with a higher subscription rate. In this way, at December 31, 2006, more than 3.92 million customers had opted for the New Tariff Plans. These New Tariff Plans were helping to curb the slowdown in telephone traffic, while increasing subscription fees revenues, which rose from 49% of “voice” revenues in 2005 to 57% in 2006. Moreover, the success of these new offers has enabled TP S.A. to defend its market share on “voice” services.

Revenues from broadband Internet access for the HCS Poland sub-segment rose 20.3% in 2006 on a comparable basis, driven by the 46.8% increase in the number of broadband customers, with nearly 544 thousands new customers (1.710 million broadband customers at December 31, 2006, compared with 1.166 million one year earlier). In addition, TP S.A. added to its broadband offer with the launch of Livebox in 2006: the number of leased Livebox came to nearly 150 thousands at December 31, 2006. This favorable change has enabled TP S.A. to maintain a leading position in the Polish broadband market, and to more than offset the drop in low-speed Internet revenues, which accounted for 10% of total revenues from Internet access services in 2006.

Data transmission services (including low and high-speed Internet, data transmission and leased lines), up 6.5% in 2006, represented 19% of total HCS Poland sub-segment revenues, compared with 17% in 2005.

■	Gross operating margin – HCS Poland

On an historical basis, the 1.8% increase in the GOM for the HCS Poland sub-segment, up from 1,406 million euros in 2005 to 1,430 million euros in 2006, reflected both the favorable change in the exchange rate for the Polish zloty against the euro between 2005 and 2006, and the decrease in operating expenses included in the GOM.

On a comparable basis, the 1.6% reduction in the GOM (1,430 million euros in 2006, compared with 1,453 million euros in 2005) was primarily due to the drop in revenues, partially offset by significant cost savings achieved through strict control over operating expenses included in the GOM. These gains mainly concerned the following:

-	service fees and inter-operator costs, down 8.4%, mainly as a result of the drop in traffic to local operators;

-

outsourcing fees relating to technical operation and maintenance, and IT expenses, thanks to the savings achieved on fixed-line telephone installations and maintenance, after renegotiating subcontracting agreements;

-

labour expenses (wages and employee benefit expenses), down 2.7% because of a reduction in the number of employees (active employees at end of period) under the restructuring plan, resulting in a 4.8% reduction in the average number of employees (full-time equivalents) between 2005 and 2006;

-	overheads, down 5.4% due to cost-control focus.

As a percentage of revenues, the GOM rose from 44.7% in 2005 on an historical basis (44.8% on a comparable basis) to 46.9% in 2006.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 9.2% to 489 million euros in 2006.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose by 5.8% between 2005 and 2006. This increase was primarily tied to the launch of new products and convergent offers, primarily for high-growth activities (data services). Leased handset and Livebox investments rose sharply, owing to the launch of the Livebox in 2006 with nearly 150 thousands Livebox leased at December 31, 2006. Thus, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues rose 1.8 points on an historical and comparable basis to 16.1% in 2006.

5.2.2.2.1.3    Home Communication Services (HCS Rest of the world)

■	Financial data and workforce – HCS Rest of the world

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for HCS Rest of the world sub-segment.

(millions of euros)	Years ended December 31
HCS Rest of the world	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change(%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	2,005	2,019	1,837	(0.7)%	9.2%
GOM	185	283	213	(34.7)%	(13.1)%
GOM / Revenues	9.2%	14.0%	11.6%
CAPEX	304	301	284	1.2%	7.3%
CAPEX / Revenues	15.2%	14.9%	15.4%
GOM - CAPEX	(119)	(17)	(71)	ns	68.3%
Average number of employees (full-time equivalents)	8,138	8,537	7,196	(4.7)%	13.1%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – HCS Rest of the world

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for HCS Rest of the world sub-segment.

	Years ended December 31
HCS Rest of the world	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Spain
Revenues (1)	558	658	646	(15.2)%	(13.7)%
Number of broadband internet customers (ADSL) (2)	640	563	563	13.7%	13.7%
United Kingdom
Revenues (1)	426	426	425	0.1%	0.4%
Number of broadband internet customers (ADSL) (2)	1,063	906	906	17.3%	17.3%
Netherlands
Revenues (1)	100	81	81	24.5%	24.5%
Number of broadband internet customers (ADSL + Cable) (2)	488	506	506	(3.6)%	(3.6)%
Senegal (3)
Revenues (1)	378	321	233	17.8%	62.4%
Number of fixed-line telephony customers (2)	283	267	267	6.0%	6.0%
Jordan (4)
Revenues (1)	203	207	118	(1.9)%	71.1%
Number of fixed-line telephony customers (2)	614	628	251	(2.2)%	144.6%
Ivory Coast
Revenues (1)	169	161	161	4.8%	4.8%
Number of fixed-line telephony customers (2)	271	244	244	11.1%	11.1%
(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	Sonatel fully consolidated on July 1, 2005, previously proportionately consolidated at 42.33% (see Note 4 to the consolidated financial statements).
(4)	Jordan Telecommunications Company (JTC) and its subsidiaries fully consolidated on July 5, 2006, previously proportionately consolidated at 40.0% (see Note 4 to the consolidated financial statements).

■	Revenues – HCS Rest of the world

Revenues for the HCS Rest of the world sub-segment rose 9.2% on an historical basis to 2,005 million euros in 2006, primarily due to the favorable impact of changes in the scope of consolidation and other changes (a positive effect of 190 million euros) and partly offset by the negative impact of foreign exchange fluctuations (a negative effect of 8 million euros).

Changes in the scope of consolidation notably included the full consolidation of i) Sonatel on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and ii) Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective July 1, 2005 in data on a comparable basis.

On a comparable basis, the 0.7% reduction in revenues recorded by the HCS Rest of the world sub-segment primarily reflected the downturn in revenues in Spain, partially offset by revenue growth in Senegal and the Netherlands.

■	Gross operating margin – HCS Rest of the world

On an historical basis, operating expenses included in the GOM for the HCS Rest of the world sub-segment were up 12.1% between 2005 and 2006. On a comparable basis, operating expenses included in the GOM rose by 4.9% over the same period.

The GOM fell by 13.1% between 2005 and 2006 on an historical basis. On a comparable basis, the 34.7% reduction in the GOM for the HCS Rest of the world sub-segment between the two periods was essentially generated by the reduction in the GOM for Spain because of lower revenues, partially offset by the increase in the GOM for Senegal and the Netherlands generated by higher revenues.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Rest of the world

Capital expenditures on tangible and intangible assets excluding licenses for the HCS Rest of the world sub-segment amounted to 304 million euros in 2006, up from 284 million euros one year earlier on an historical basis.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses are up 1.2%. This increase mainly reflected growth in capital expenditures in the United Kingdom (up 27 million euros), resulting from the success of the Livebox and the development of unbundling, offset in part by the reduction in capital expenditures in Spain.

In this way, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues for the HCS Rest of the world sub-segment went from 14.9% in 2005 on a comparable basis (15.4% on an historical basis) to 15.2% in 2006.

5.2.2.2.2    From gross operating margin to operating income for Home Communication Services (HCS)

For the years ended December 31, 2005 and 2006, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between the GOM and operating income for the HCS segment.

(millions of euros)	Years ended December 31
HCS	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
GOM	7,265	7,706	7,538	(5.7)%	(3.6)%
Employee profit-sharing	(252)	-	(253)	-	(0.4)%
Share-based compensation	(14)	-	(92)	-	(84.8)%
Depreciation and amortization	(3,241)	(3,209)	(3,116)	1.0%	4.0%
Impairment of goodwill	(275)	-	(11)	-	ns
Impairment of non-current assets	(72)	-	(14)	-	ns
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring cost	(474)	-	(380)	-	24.7%
Share of profits (losses) of associates	24	-	35	-	(31.4)%
Operating income	2,961	-	3,707	-	(20.1)%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Depreciation and amortization - HCS

On an historical basis, depreciation and amortization increased 4.0%, from an expense of 3,116 million euros in 2005 to an expense of 3,241 million euros in 2006. This change notably factored in:

-	the negative effect of the amortization of customer bases for Jordan Telecommunications Company (JTC), Sonatel and their subsidiaries;

-

and the negative impact of i) the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 and ii) the full consolidation of Sonatel and its subsidiaries on July 1, 2005.

On a comparable basis, depreciation and amortization rose 1.0% between 2005 and 2006, totaling a charge of 3,241 million euros in 2006.

■	Impairment of goodwill - HCS

On an historical basis, the impairment of goodwill came at a loss of 275 million euros in 2006, compared with a loss of 11 million euros in 2005. This increase included the growth in the impairment loss recorded on TP Group.

■	Other operating income and expenses included between the GOM and operating income - HCS

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.2.1.2 “From Group gross operating margin to operating income”.

■	Operating income - HCS

On an historical basis, operating income for HCS segment totaled 2,961 million euros in 2006, compared with 3,707 million euros in 2005. This decrease between the two periods reflected primarily the combined effect of the reduction in the GOM and the growth in the impairment of goodwill.

5.2.2.3    Enterprise Communication Services (ECS)

The ECS sub-segment covers business communication solutions and services in France and around the world.

5.2.2.3.1    From revenues to gross operating margin for Enterprise Communication Services (ECS)

■	Financial data and workforce – Enterprise Communication Services (ECS)

For the years ended December 31, 2005 and 2006, the following table presents the financial data and workforce for ECS segment.

(millions of euros)	Years ended December 31
ECS	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	7,652	8,046	7,785	(4.9)%	(1.7)%
GOM	1,590	1,897	1,949	(16.1)%	(18.4)%
GOM / Revenues	20.8%	23.6%	25.0%
Operating income	1,135	-	1,166	-	(2.7)%
CAPEX	430	362	370	19.0%	16.0%
CAPEX / Revenues	5.6%	4.5%	4.8%
GOM - CAPEX	1,160	1,535	1,579	(24.4)%	(26.5)%
Average number of employees (full-time equivalents)	17,367	16,920	16,809	2.6%	3.3%
(1)	See Section 5.7.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

■	Operating indicators – Enterprise Communication Services (ECS)

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for ECS segment.

(at end of period)	Years ended December 31
ECS	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of Business telephone lines (1) (in millions) in France	5.8	-	5.9	-	(1.9)%
Total number of permanent accesses to data networks in France (2)	300.3	-	285.6	-	5.2%
o/w number of IP-VPN accesses in France (2)	209.2	-	145.3	-	44.0%
Number of IP-VPN accesses worldwide (3)	256.1	-	184.1	-	39.1%
Number of Business Everywhere mobile services users in France (3)	485.8	-	407.8	-	19.1%
(1)	This figure included standard analog lines (excluding full unbundled lines) and the Numéris (ISDN) channels, with each Numéris channel recorded as one line.
(2)	In thousands. Access by customers outside the France Telecom group, excluding carriers market.
(3)	In thousands.

■	Revenues – Enterprise Communication Services (ECS)

For the years ended December 31, 2005 and 2006, the table below shows the revenues by product line of the ECS segment.

(millions of euros)	Years ended December 31
ECS	2006 historical basis	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Business network legacy	4,063	4,727	4,726	(14.0)%	(14.0)%
Advanced business network	1,879	1,694	1,702	10.9%	10.4%
Extended business services	836	752	747	11.1%	11.9%
Other business services	874	872	611	0.3%	43.2%
Revenues Enterprise Communication Services	7,652	8,046	7,785	(4.9)%	(1.7)%

On an historical basis, ECS sub-segment revenues fell by 1.7% between 2005 and 2006, notably reflecting i) the impact of the transfer of the PABX activity (Private Automatic Branch eXchange) from the HCS segment to the ECS segment, and ii) the positive impact of changes in the scope of consolidation following the acquisition of Diwan Group and Neocles Corporate over the second half of 2006.

■	Revenues from Business network legacy

On both an historical and a comparable basis, the drop in Business network legacy revenues was primarily linked to the reduction in data legacy revenues and, to a lesser extent, the drop in voice legacy revenues.

On a comparable basis, revenues from data legacy, which essentially include leased lines and managed network technologies legacy such as the X.25, ATM and Frame Relay, were down 27.6% in 2006 compared with 2005. The reduction in data infrastructure legacy revenues, recorded primarily in France, reflected the continued migration throughout 2006 of customer enterprise networks over to more recent technologies, and more specifically the replacement of some of the low and medium-speed analog and digital lines by IP access over xDSL. The lower revenues recorded on managed network legacy reflected the disconnections resulting from changes in the Business solutions market, with customers opting for IP solutions.

On a comparable basis, the 5.4% reduction in voice legacy revenues, representing 67% of Business network legacy revenues, between 2005 and 2006 was driven by:

-	the impact of the price cuts, primarily linked to rate cuts made at the beginning of the year on fixed-to-mobile calls and to the calling discounts granted to businesses;

-	the 9% decrease in volume for Business calling services (decline in the market measured at the interconnection and reduction in France Telecom market shares).

The number of Business telephone lines in France fell only slightly, with the reduction in the number of Numéris (ISDN) channels, gradually being replaced by IP access over xDSL, offset in part by i) the increase in the number of analog lines supporting the migration media over to IP solutions, and ii) the fact that businesses have been maintaining their telephone accesses in this transition phase, before switching over completely to “full IP”.

■	Revenues from the Advanced business network

The significant growth in revenues recorded on Advanced business network (up 10.4% on an historical basis and 10.9% on a comparable basis between 2005 and 2006) primarily reflected growth in revenues from business network IP.

Business network IP revenues include IP virtual private networks, Internet accesses, and “Voice over IP”. Revenues from business network IP (representing 92% of revenues from Advanced business network in 2006) rose 11.5% in 2006 compared with 2005 on a comparable basis, thanks to the higher percentage of IP-VPN solutions. At December 31, 2006, the percentage of permanent data network accesses in France based on DSL technology reached 84%, compared with 67% one year earlier. The number of IP-VPN accesses in France continued to grow steadily throughout 2006, up 44% at December 31, 2006 over one year.

All revenues from data infrastructure advanced were generated in France and primarily include xDSL media. On a comparable basis, data infrastructure advanced revenues were up 10.9% compared with 2005, reflecting migrations to xDSL technologies and very high speed services, more specifically including MAN Ethernet and Ethernet LINK.

■	Revenues from Extended business services

Revenues from Extended business services rose 11.9% on an historical basis and 11.1% on a comparable basis. This growth was primarily generated by the increase in revenues from platform services, including messaging services, application infrastructure management, security and machine-to-machine solutions and customer relationship management, with 19.1% growth on a comparable basis between 2005 and 2006, primarily in France. Revenues on integration services, which include revenues linked to on-site services and customer assistance, were up 12.4% in 2006 compared with 2005 on a comparable basis. Lastly, revenues from professional services rose by 2.7% in 2006 compared with 2005 on a comparable basis.

■	Revenues from Other business services

Revenues from Other business services include revenues generated by broadcasting, a market in which France Telecom operates through its subsidiary GlobeCast, as well as revenues recorded on the sale and leasing of network equipment (PBXs, IPBXs, routers). The 43.2% increase in revenues on Other business services between 2005 and 2006 on an historical basis was primarily due to the transfer of the PABX activity (Private Automatic Branch eXchange) from the HCS segment to the ECS segment.

■	Gross operating margin – Enterprise Communication Services (ECS)

In 2006, the ECS segment GOM was 1,590 million euros, down 18.4% in relation to 2005 on an historical basis.

On a comparable basis, the GOM was down 16.1%. In this way, the ratio of GOM to revenues was down by 2.8 points on a comparable basis, coming in at 20.8% in 2006. The reduction in the GOM reflected the reduction in revenues on Business network legacy, partially offset by the savings achieved on service fees and inter-operator costs (operators and other services), thanks to the reduction in traffic volume and fixed-line to mobile call termination rates. The transformation over to IP solutions and service activities is continuing and its impact is starting to be reflected in the ECS segment’s GOM.

5.2.2.3.2    From gross operating margin to operating income for Enterprise Communication Services (ECS)

For the years ended December 31, 2005 and 2006, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between the GOM and operating income for the ECS segment.

(millions of euros)	Years ended December 31
ECS	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
GOM	1,590	1,897	1,949	(16.2)%	(18.4)%
Employee profit-sharing	(23)	-	(21)	-	9.5%
Share-based compensation	(3)	-	(21)	-	(85.7)%
Depreciation and amortization	(402)	(451)	(477)	(10.9)%	(15.7)%
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(2)	-	(191)	-	(99.0)%
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring cost	(25)	-	(73)	-	(65.8)%
Share of profits (losses) of associates	-	-	-	-	-
Operating income	1,135	-	1,166	-	(2.7)%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Depreciation and amortization - Enterprise Communication Services (ECS)

On an historical basis, depreciation and amortization decreased 15.7%, from an expense of 477 million euros in 2005 to an expense of 402 million euros in 2006. This change notably factored in the positive impact of other internal reorganizations between business segments with no impact at the Group level.

On a comparable basis, depreciation and amortization decreased 10.8% between 2005 and 2006 and included notably the end of amortization of customer bases for Equant.

■	Impairment of non-current assets - Enterprise Communication Services (ECS)

On an historical basis, the impairment of non-current assets came at a loss of 191 million euros in 2005. In line with the “NExT” plan (see Section 5.1.3.1 “The NExT plan (New Experience in Telecommunications)”), the Equant brand acquired during business combinations was abandoned. This brand was subject to a specific impairment or accelerated depreciation and amortization over its residual life, for a loss of 191 million euros in 2005.

■	Other operating income and expenses included between the GOM and operating income - Enterprise Communication Services (ECS)

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.2.1.2 “From Group gross operating margin to operating income”.

■	Operating income - Enterprise Communication Services (ECS)

On an historical basis, operating income for ECS segment totaled 1,135 million euros in 2006, compared with 1,166 million euros in 2005. This decrease between the two periods reflected primarily the effect of the reduction in the GOM, which largely offset the gain in the impairment of non-current assets and in depreciation and amortization.

5.2.2.3.3    Capital expenditures on tangible and intangible assets for Enterprise Communication Services (ECS)

Capital expenditures on tangible and intangible assets totaled 430 million euros in 2006, up 16.0% on and historical basis and 19.0% on a comparable basis in relation to 2005. This increase was primarily due to investments made in high-growth countries and the contracts signed relating to the service business.

5.3    PRESENTATION OF 2005 AND 2004

This section presents a comparison of 2004 and 2005 for the France Telecom group and is divided into two parts:

■	An analysis of the Group’s income statement and capital expenditures, and

■	An analysis by business segment.

Following the France Telecom group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to the PagesJaunes Group business are presented separately under consolidated net income after tax of discontinued operations (see Section 5.3.1.3.4 “Consolidated net ncome after tax of discontinued operations”). The financial data published for 2004 and 2005 have been restated (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated statements).

5.3.1    ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

This section presents a comparison of 2004 and 2005 for the France Telecom group and is divided into four main parts:

■	A presentation of revenues through GOM,

■	The transition from GOM to operating income,

■	A presentation of operating income through net income, and

■	A discussion of capital expenditures.

5.3.1.1    From Group revenues to gross operating margin

Operating expenses included in the GOM (see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”), referred to hereinafter as “OPEX” include: i) operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as “OPEX excluding labour expenses (wages and employee benefit expenses)”, including external purchases and other operating income and expenses, and ii) labour expenses (wages and employee benefit expenses).

For the years ended December 31, 2004 and 2005, the following table sets out the transition from revenues to GOM, detailling by type the operating expenses included in the GOM of the France Telecom group.

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	48,082	46,945	45,285	2.4%	6.2%
OPEX (2)	(30,129)	(29,094)	(27,769)	3.6%	8.5%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(21,665)	(20,471)	(19,195)	5.8%	12.9%
External purchases (2)	(19,923)	(18,940)	(17,650)	5.2%	12.9%
Other operating income and expenses	(1,742)	(1,531)	(1,545)	13.8%	12.7%
Labour expenses (wages and employee benefit expenses) (2)	(8,464)	(8,623)	(8,574)	(1.9)%	(1.3)%
GOM	17,953	17,851	17,516	0.6%	2.5%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.
(2)	See Section 5.10 “Financial Glossary” and Note 6 to the consolidated financial statements.

5.3.1.1.1    Revenues

The data for the business segments and sub-segments presented in the following sections are assumed to be stated, except where otherwise indicated, prior to the elimination of inter-segment and inter-sub-segment transactions (see Note 5 to the consolidated financial statements). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

For the years ended December 31, 2004 and 2005, the table below shows the revenues of the France Telecom group by business segment.

(millions of euros)	Years ended December 31
Revenues	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	23,535	21,913	20,564	7.4%	14.4%
PCS France	9,773	9,217	8,365	6.0%	16.8%
PCS United Kingdom	5,832	5,786	5,833	0.8%	(0.0)%
PCS Spain	536	496	-	8.0%	-
PCS Poland	1,598	1,402	1,247	13.9%	28.1%
PCS Rest of the world	5,991	5,170	5,290	15.9%	13.3%
Eliminations	(195)	(158)	(171)	22.2%	13.9%
Home Communication Services (HCS)	22,534	22,800	22,440	(1.2)%	0.4%
HCS France	17,718	17,914	18,002	(1.1)%	(1.6)%
HCS Poland	3,141	3,380	3,011	(7.0)%	4.3%
HCS Rest of the world	1,837	1,671	1,584	9.9%	16.0%
Eliminations	(162)	(165)	(157)	(1.2)%	3.0%
Entreprise Communication Services (ECS)	7,785	8,227	8,235	(5.4)%	(5.5)%
Eliminations	(5,772)	(5,995)	(5,954)	(3.7)%	(3.0)%
Group total	48,082	46,945	45,285	2.4%	6.2%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

The France Telecom group recorded 48,082 million euros in revenues over 2005, up 6.2% on an historical basis and 2.4% on a comparable basis in relation to 2004.

On an historical basis, France Telecom’s revenues came to 48,082 million euros in 2005, up 6.2% compared with the previous year. The change in revenues between 2004 and 2005 on an historical basis is marked by the favorable impact of changes in the scope of consolidation and other changes, representing 1,184 million euros, primarily concerning:

-	the positive impact of the end of the “Bill & Keep” system on January 1, 2005, effective on January 1, 2004 on a comparable basis, representing a positive impact of 846 million euros;

-

the positive impact of companies included in the scope of consolidation for 665 million euros, mainly comprising the impact of the acquision of the Spanish mobile operator Amena for 496 million euros, the effect of the full consolidation of Sonatel and its subsidiaries for 115 million euros, and the impact of the consolidation of several subsidiaries in the PCS Rest of the world and the HCS Rest of the world segments for 31 million euros;

-

offset in part by the negative impact of withdrawals from the scope of consolidation for 312 million euros, primarily with the sale of Orange Denmark for an unfavourable effect of 194 million euros and the sale of France Telecom Cable (FTC) for a negative impact of 101 million euros.

Furthermore, the positive impact of foreign exchange fluctuations represented 476 million euros in 2004, with the positive effect linked to the Polish zloty for 508 million euros, and 31 million euros linked to the Egyptian pound largely offsetting the unfavorable effect of changes in the pound sterling (a negative impact of 50 million euros).

On a comparable basis, revenues rose by 2.4% between 2004 and 2005. The increase in the Group’s revenues was driven by growth in the PCS segment (up 7.4%), which posted an increase in revenues across all sub-segments, with this growth remaining strong thanks to the dynamic increase in the number of customers. This growth in mobile activities more than offset the slight reduction in revenues in the HCS segment (down 1.2%), with the reduction in consumer traditional fixed-line services limited by growth in broadband Internet usages. In the ECS segment, revenues were down 5.4%, reflecting the downturn in enterprise services in France.

On an historical basis, the number of France Telecom customers through controlled companies totaled 144.6 million at December 31, 2005 (including 10.3 million customers for the Spanish mobile operator Amena), representing an increase of 16.5%. The number of additional customers between December 31, 2005 and December 31, 2004 came to 20.5 million on an historical basis and primarily concerned mobile services, with 21.6 million additional active customers. The Internet business rose slightly, with a further 0.6 million active customers. Fixed-line telephony saw a slight reduction in the number of customers, down 0.9 million. In addition, the number of cable customers decreased by 0.9 million further to the sale of France Telecom Câble (FTC) over the first quarter of 2005.

On a comparable basis, the Group’s customer base grew by 8.9% between December 31, 2004 and December 31, 2005.

5.3.1.1.2    Operating expenses

5.3.1.1.2.1    Operating expenses excluding labour expenses (wages and employee benefit expenses)

For the years ended December 31, 2004 and 2005, the following table presents a breakdown of operating expenses excluding labour expenses (wages and employee benefit expenses) by type for the France Telecom group.

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
External purchases (2)	(19,923)	(18,940)	(17,650)	5.2%	12.9%
Commercial expenses (2)	(6,442)	(5,845)	(5,660)	10.2%	13.8%
Service fees and inter-operator costs	(7,440)	(7,122)	(6,222)	4.5%	19.6%
Other external purchases (2)	(6,041)	(5,973)	(5,768)	1.2%	4.7%
Other operating income and expenses	(1,742)	(1,531)	(1,545)	13.8%	12.7%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(21,665)	(20,471)	(19,195)	5.8%	12.9%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.
(2)	See Section 5.10 “Financial Glossary” and Note 6 to the consolidated financial statements.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM came to a cost of 21,665 million euros in 2005, versus a cost of 19,195 million euros in 2004 on an historical basis and a cost of 20,471 million euros on a comparable basis.

On an historical basis, the 12.9% increase in operating expenses excluding labour expenses (wages and employee benefit expenses) between 2004 and 2005 primarily factored in i) the effect of the end of the “Bill & Keep” system on January 1, 2005, resulting in an increase in service fees and inter-operator costs representing a degradation of 889 million euros, ii) the negative impact of foreign exchange fluctuations, linked mainly to changes in the Polish zloty, coming out at 179 million euros, and iii) the negative impact of changes in the scope of consolidation, representing 216 million euros and resulting mainly from the acquisition of the Spanish mobile operator Amena on November 8, 2005.

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) were up 5.8% between 2004 and 2005, reflecting on the one hand, the 5.2% increase in external purchases, primarily commercial expenses (see Section 5.10 “Financial Glossary” and Note 6 to the consolidated financial statements), and, on the other hand, the 13.8% increase in other operating expenses (net of other operating income).

■	External purchases

External purchases totaled a cost of 19,923 million euros in 2005, compared with a cost of 17,650 million euros in 2004 on an historical basis and a cost of 18,940 million euros on a comparable basis.

On an historical basis, the 12.9% increase in external purchases between the two periods, representing a deterioration of 2,273 million euros, was primarily linked to the impact of changes in the scope of consolidation, currency fluctuations and other changes, which totaled a negative effect of 1,290 million euros and essentially included i) the impact of the end of the “Bill & Keep” system on January 1, 2005, reflected in an increase in services fees and inter-operator payments for a degradation of 889 million euros over 2005, and ii) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005.

On a comparable basis, external purchases rose 5.2% between 2004 and 2005, with this growth driven primarily by i) the 10.2% increase in commercial expenses, reflecting the Group’s efforts, in a more difficult competitive environment, to retain existing customers, win over new customers, and invest in growth, and ii) the 4.5% increase in service fees and inter-operator payments. On a comparable basis, the increase in other external purchases was limited to 1.2% between 2004 and 2005, while the increase in IT and real estate fees was largely offset by the reduction in overheads.

■	Other operating income and expenses

In 2005, other operating income and expenses totaled a cost of 1,742 million euros, compared with a cost of 1,545 million euros in 2004 on an historical basis and a cost of 1,531 million euros on a comparable basis, representing an increase of 12.7% on an historical basis and 13.8% on a comparable basis.

Both on an historical and a comparable basis, this change primarily reflected the effects of: i) the fine levied by the Competition Council against the three mobile operators in France, including a fine of 256 million euros for Orange France (see Notes 3, 6 and 33 to the consolidated financial statements), ii) the 80 million euro fine from the Competition Council in the broadband ADSL sector (see Note 33 to the consolidated financial statements), and iii) the reversal of the 199 million euro provision for the Group’s operations in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements).

5.3.1.1.2.2    Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM do not include employee profit-sharing and share-based compensation (see Section 5.3.1.2 “From Group gross operating margin to operating income”).

■	Number of employees (active employees at end of period)

For the years ended December 31, 2004 and 2005, the table below sets out the number of employees (active employees et end of period) for the France Telecom group, broken down between France Telecom S.A., subsidiairies in France and international subsidiaries.

	Years ended December 31
Number of employees (active employees at end of period)	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	104,661	107,847	107,836	(3.0)%	(2.9)%
Subsidiaries in France	12,354	12,807	13,540	(3.5)%	(8.8)%
Total France	117,015	120,654	121,376	(3.0)%	(3.6)%
International subsidiaries	81,170	83,953	80,756	(3.3)%	0.5%
Group total	198,185	204,607	202,132	(3.1)%	(2.0)%
(1)	See Section 5.10 “Financial glossary”.

On an historical basis, the number of the Group’s employees (active employees at end of period) decreased by 3,947 people between December 31, 2004 and December 31, 2005. This decrease occurred in France, which lost 4,361 people, partially offset by an increase of 414 employees in international subsidiaries.

On a comparable basis, the number of the Group’s employees (active employees at end of period) fell by 6,422 people between December 31, 2004 and December 31, 2005. This decrease occurred in both France, which lost 3,639 employees, and in the international subsidiaries, down 2,783 employees. In France, this decrease primarily concerned employees working under permanent contracts, down by 4,201 people, essentially due to the impact of departures under the early retirement program. On permanent contracts, there were 4,392 early retirements and 3,152 definitive departures in France between December 31, 2004 and December 31, 2005. In addition, 739 net transfers to the public sector were recorded during 2005 (see Note 32 to the consolidated statements). In contrast, 3,869 new employees were hired under permanent contracts in 2005.

■	Average number of employees (full-time equivalents)

For the years ended December 31, 2004 and 2005, the table below sets out the average number of employees (full-time equivalent) for the France Telecom group, broken down between France Telecom S.A., subsidiairies in France and international subsidiaries.

	Years ended December 31
Average number of employees (full-time equivalents) (1)	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Var. (%) comparable basis (unaudited)	Var. (%) historical basis
France Telecom S.A.	102,234	106,745	106,875	(4.2)%	(4.3)%
Subsidiaries in France	12,352	12,916	13,393	(4.4)%	(7.8)%
Total France	114,586	119,661	120,268	(4.2)%	(4.7)%
International subsidiaries	77,189	80,066	79,279	(3.6)%	(2.6)%
Group total	191,775	199,727	199,547	(4.0)%	(3.9)%
(1)	See Section 5.10 “Financial glossary”.

On an historical basis, the average number of employees (full-time equivalents) in the Group (see Section 5.10 “Financial glossary”) decreased by 7,772 people between 2004 and 2005, down 3.9%.

Changes in the scope of consolidation represent an increase of 180 full-time equivalents employees, primarily due to i) the impact of the full consolidation of Sonatel and its subsidiaries (448 full-time equivalents employees), ii) the acquisition of the Spanish mobile operator Amena (368 full-time equivalents employees), and iii) the consolidation of Wirtualna Polska in Poland (200 full-time equivalents employees) and several Research & Development units (186 full-time equivalents employees). These increases were partially offset by the sale of Orange Denmark (a decrease of 543 full-time equivalents employees) and France Telecom Câble (FTC) in France (a decrease of 493 full-time equivalents employees).

On a comparable basis, the average number of Group employees (full-time equivalents) dropped 7,952 people between 2005 and 2006, down 4.0%. This reduction primarily occurred in France, with a loss of 5,075 people and, to a lesser extent, in international subsidiaries, which lost 2,877 people. In France, the average number of employees (full-time equivalents) at France Telecom S.A. fell 4.2% on a comparable basis between 2004 and 2005, representing 4,511 full-time equivalents employees less.

■	Labour expenses (wages and employee benefit expenses)

For the years ended December 31, 2004 and 2005, the table below sets out the labour expenses (wages and employee benefit expenses) for the France Telecom group, broken down between France Telecom S.A., subsidiairies in France and international subsidiaries.

(millions of euros)	Years ended December 31
Labour expenses (wages and employee benefit expenses) (1)	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Var. (%) comparable basis (unaudited)	Var. (%) historical basis
France Telecom S.A.	(5,168)	(5,243)	(5,212)	(1.4)%	(0.8)%
Subsidiaries in France	(729)	(771)	(832)	(5.6)%	(12.4)%
Total France	(5,897)	(6,014)	(6,044)	(2.0)%	(2.4)%
International subsidiaries	(2,567)	(2,609)	(2,530)	(1.6)%	1.4%
Group total	(8,464)	(8,623)	(8,574)	(1.9)%	(1.3)%
(1)	See Section 5.10 “Financial glossary” and Note 6 to the consolidated financial statements.

On an historical basis, the Group’s labour expenses (wages and employee benefit expenses) fell 1.3% between 2004 and 2005, down from a charge of 8,574 million euros and 18.9% of revenues in 2004, to a charge of 8,464 million euros and 17.6% of revenues in 2005. This change notably reflected the negative impact of currency fluctuations for 68 million euros, partially offset by the positive impact of changes in the scope of consolidation, which represented 19 million euros between the two periods.

On a comparable basis, the Group’s labour expenses (wages and employee benefit expenses) were down 1.9% between 2004 and 2005, falling from a charge of 8,623 million euros and 18.4% of revenues in 2004 to a charge of 8,464 million euros and 17.6% of revenues in 2005. This 1.9% reduction in labour expenses (wages and employee benefit expenses) stemmed from:

-	a 4.0% reduction for the volume effect, linked to the reduction in the Group’s average number of employees;

-	an 0.9% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures;

-	and a 1.2% increase for the change in the average unit cost.

On a comparable basis, the labour expenses (wages and employee benefit expenses) of France Telecom S.A. were down 1.4% between 2004 and 2005, primarily in light of the reduction in the workforce, partially offset by i) wage increases resulting from general measures for civil servants and the basic salaries of employees working under the national collective wage agreement, ii) the impacts of the implementation of the statutory unemployment insurance system for non-civil servant employees, and the introduction of a contribution to financing for Works Councils in 2005; and, lastly iii) the impact of a change in the rules for calculating the apprenticeship tax.

5.3.1.1.3    Gross operating margin

On an historical basis, the GOM came to 17,953 million euros in 2005, up 2.5% compared with 2004. Between 2004 and 2005, the increase in the Group’s GOM was driven by i) the positive impact of currency fluctuations, representing 229 million euros, primarily because of the positive change in the Polish zloty, and ii) the positive impact of changes in the scope of consolidation and other changes, representing a total impact of 106 million euros between the two periods.

On a comparable basis, GOM growth came out at 0.6% between 2004 and 2005, highlighting the Group’s maintenance of operational profitability levels over 2005. This growth was generated by the increase in the GOM for mobile activities in the Rest of the world and Poland, with the change in the GOM on mobile services in France between the two periods impacted by a Competition Council fine for the three mobile operators in France, including a fine of 256 million euros for Orange France (see Notes 3, 6 and 33 to the consolidated financial statements). The growth in the Group’s GOM also reflected the increase in the GOM for fixed-line services in France. The GOM for HCS segment factored in the positive impact of the reversal of a 199 million euro provision for the Group’s operations in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements), and reflected the positive results of the Group’s policy for managing its operating expenses effectively. Growth in these activities was, however, partially offset by a reduction in the GOM for i) HCS Poland sub-segment linked to the downturn in traditional fixed-line services and the effect of the fixed-to-mobile substitution, and ii) ECS segment in France, primarily resulting from the drop in sales on this segment between 2004 and 2005.

In a transition phase, marked by the acceleration of the Group’s transformation, a temporary slowdown in growth, and a tougher competitive context, the ratio of GOM to revenues dropped from 38.7% on an historical basis and 38.0% on a comparable basis in 2004, to 37.3% in 2005.

5.3.1.2    From Group gross operating margin to operating income

The following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
GOM	17,953	17,851	17,516	0.6%	2.5%
Employee profit-sharing	(349)	-	(250)	-	39.6%
Share-based compensation	(158)	-	(374)	-	(57.8)%
Depreciation and amortization	(7,024)	(7,839)	(7,980)	(10.4)%	(12.0)%
Impairment of goodwill	(11)	-	(534)	-	(97.9)%
Impairment of non-current assets	(568)	-	(179)	-	ns
Gains (losses) on disposal of assets	1,089	-	723	-	50.6%
Restructuring costs	(454)	-	(181)	-	150.8%
Share of profits (losses) of associates	20	-	29	-	(31.0)%
Operating Income	10,498	-	8,770	-	19.7%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Employee profit-sharing

For the years ended December 31, 2004 and 2005, the table below provides information on employee profit-sharing for the France Telecom group, broken down between France Telecom S.A., Orange France S.A. and other subsidiaries.

(millions of euros)	Years ended December 31
Employee profit-sharing	2005 historical basis	2004 historical basis
France Telecom S.A.	(249)	(154)
Orange France S.A.	(55)	(57)
Other subsidiaries	(45)	(39)
Group total	(349)	(250)

Pursuant to the French law of July 26, 1996 and French labour regulations, France Telecom has been subject to employee profit-sharing rules since January 1, 1997. The profit-sharing agreement, signed with the staff representatives and unions, applies to French subsidiaries in which France Telecom directly or indirectly has more than a 50% stake.

■	Share-based compensation

For the years ended December 31, 2004 and 2005, the following table shows the share-based compensation for the France Telecom group, broken down between stock option plans and share offers reserved for employees.

(millions of euros)	Years ended December 31
Share-based compensation (1)	2005 historical basis	2004 historical basis
Share offers reserved for employees	(106)	(248)
State offer (France Telecom shares) (2)	(106)	(235)
PagesJaunes offer (3)	-	(13)
Stock option plans	(52)	(126)
Group total	(158)	(374)
(1)	See Notes 2, 6 and 27 to the consolidated financial statements.
(2)	French State offer reserved for current and former France Telecom group employees following i) in 2005, the State’s sale of 6.2% of the share capital of France Telecom S.A. on June 9, 2005, and ii) in 2004, the State’s sale of 10.9% of the share capital of France Telecom S.A. on September 7, 2004.
(3)	PagesJaunes Group offer reserved for France Telecom group employees following the opening of the share capital of PagesJaunes Group in July 2004.

The share-based compensation expense included the share offers reserved for employees, the expense for the valuation of stock options, and the expense for the valuation of the France Telecom or subsidiary shares granted to the Group’s employees.

■	Depreciation and amortization

For the years ended December 31, 2004 and 2005, the following table sets forth depreciation and amortization by business segment for the France Telecom group.

(millions of euros)	Years ended December 31
Depreciation and amortization	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	(3,436)	(3,394)	(3,388)	1.2%	1.4%
Home Communication Services (HCS)	(3,116)	(3,789)	(3,935)	(17.8)%	(20.8)%
Enterprise Communication Services (ECS)	(477)	(656)	(657)	(27.3)%	(27.4)%
Eliminations	5	-	-	-	-
Group total	(7,024)	(7,839)	(7,980)	(10.4)%	(12.0)%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

In 2005, depreciation and amortization came to a charge of 7,024 million euros, compared with a charge of 7,980 million euros on an historical basis and a charge of 7,839 million euros on a comparable basis in 2004. In this way, it is down 12.0% on an historical basis and down 10.4% on a comparable basis between the two periods.

On an historical basis, the 956 million euro decrease in depreciation and amortization between 2004 and 2005 included:

-

the positive impact of the review of useful life for non-current assets; in closing the Group’s consolidated accounts for 2005 under IFRS, a review of the useful life of non-current assets was conducted for the entire Group. The principal impacts in 2005 of this review conducted in Group companies concerns an extension of useful life for certain categories of non-current assets and a reduction in depreciation and amortization. The impact brought about by the transition from data on a historical basis to data on a comparable basis for 2004 was positive, coming out at 290 million euros;

-

the negative impact of currency fluctuations, primarily linked to changes in the Polish zloty totaling an unfavourable effect of 135 million euros, in addition to changes in the scope of consolidation, representing a negative impact of 14 million euros.

On a comparable basis, depreciation and amortization fell by 815 million euros between 2004 and 2005, reflecting:

-	the end of depreciation and amortization on a significant number of tangible assets in the HCS France sub-segment;

-	the substantial drop in capital expenditures on tangible and intangible assets excluding licenses before 2004 for the entire Group;

-	the end of amortization for several of the Group’s subscriber bases (Orange United Kingdom, TP S.A., Equant, OCH);

-

the impact of the impairment of Equant’s tangible and intangible assets booked in 2004 (see Section below on “Impairment of non-current assets” and Notes 7, 13 and 14 to the consolidated financial statements).

■	Impairment of goodwill

For the years ended December 31, 2004 and 2005, the table below sets out the changes in the impairment of goodwill for the France Telecom group.

(millions of euros)	Years ended December 31
Impairment of goodwill (1)	2005 historical basis	2004 historical basis
Equant (2)	-	(534)
Other	(11)	-
Group total	(11)	(534)
(1)	See Note 7 to the consolidated financial statements.
(2)	The decrease in revenues recorded and the risks linked to the continued difficult economic and competitive context, as seen over the first half of 2004, led France Telecom to revise the company’s outlook.

■	Impairment of non-current assets

For the years ended December 31, 2004 and 2005, the table below presents the changes in the impairment of non-current assets for the France Telecom group.

(millions of euros)	Years ended December 31
Impairment of non-current assets (1)	2005 historical basis	2004 historical basis
Amena	(345)	-
Equant (2)	(191)	(184)
Other	(32)	5
Group total	(568)	(179)
(1)	See Note 7 to the consolidated financial statements.
(2)	Impairment in 2004 of Equant’s tangible and intangible assets after Equant’s short and medium-term outlook was downgraded over the second half of 2004 in relation to the first half of 2004 (see Notes 13 and 14 to the consolidated financial statements).

In line with the “NExT” plan (see Section 5.1.3.1 “The NExT plan (New Experience in Telecommunications)”), a number of brands acquired during business combinations were abandoned. These brands were subject to specific impairment or accelerated depreciation and amortization over their residual life. In 2005, this applied to the Amena brand for a loss of 345 million euros and the Equant brand for a loss of 191 million euros.

■	Gains (losses) on disposal of assets

For the years ended December 31, 2005 and 2006, the table below shows the changes in the gains (losses) on disposal of assets for the France Telecom group.

(millions of euros)	Years ended December 31
Gains (losses) on disposal of assets (1)	2005 historical basis	2004 historical basis
Sale of 36.2% of Tower Participations (company holding TDF)	377	-
Sale of 27.3 % of MobilCom	265	-
Delivery of STMicroelectronics securities to redeem bonds with exchange option redeemable for STMicroelectronics shares	162	-
Exchange of Sonaecom shares (2)	113	-
Eutelsat (deferred gain in 2003)	74	-
Sale of 5.4% of Intelsat	51	-
Sale of cable network activities (3)	18	-
Sale of 3.3% of STMicroelectronics	-	249
Sale of 49.0% of Radianz	-	73
Sale of 55.0% of Pramindo Ikat	-	57
Sale of 100.0% of Orange Danemark	-	38
Sale of 27.0% of Suez-Lyonnaise Télécom (company holding Noos)	-	ns
Sale of 39.0% of BITCO	-	ns
Other disposals of securities	30	51
Sales of property, plant and equipment and intangible assets	43	46
Dilution impacts	4	51
Other (4)	(48)	158
Group total	1,089	723
(1)	See Notes 4 and 8 to the consolidated financial statements.
(2)

Sale of 20.18% minority interests in Optimus (3rd largest mobile operator in Portugal) and 43.33% in Novis (fixed-line telephony) and Clix (Internet) to their parent company Sonaecom, in exchange for 23.7% of the share capital of Sonaecom.

(3)	Sale of France Telecom Câble (FTC) and the cable networks owned by the France Telecom group and operated by France Telecom Câble (FTC) or NC Numéricâble (a subsidiary of the Canal+ Group), to Ypso Holding. At December 31, 2005, France Telecom had a 20% stake in Ypso Holding.
(4)	This item primarily includes the depreciation on shares and receivables of unconsolidated equity interests In 2004, it is primarily related to the liquidation of the companies, including a reversal of a 61 million euro provision for Telinvest.

■	Restructuring costs

For the years ended December 31, 2004 and 2005, the following table shows restructuring costs for the France Telecom group by type.

(millions of euros)	Years ended December 31
Restructuring costs (1)	2005 historical basis	2004 historical basis
Early retirement plan (2)	(182)	-
Contributions to Works Council for early retirement plans (2)	(83)
Restructuring plans (3)	(137)	(156)
Public service secondment costs (4)	(52)	(25)
Group total	(454)	(181)
(1)	See Notes 9 and 28 to the consolidated financial statements.
(2)	See Notes 2, 28 and 32 to the consolidated financial statements.
(3)	Primarily i) in 2005, Equant for a loss of 60 million euros, and ii) in 2004, TP group for a loss of 34 million euros and Equant for a loss of 28 million euros.
(4)	See Note 32 to the consolidated financial statements.

■	Share of profits (losses) of associates

For the years ended December 31, 2004 and 2005, the following table shows the changes in shares of profits (losses) of associates for the France Telecom group.

(millions of euros)	Years ended December 31
Share of profits (losses) of associates (1)	2005 historical basis	2004 historical basis
BlueBirds Participations France	44	-
STMicroelectronics	-	26
Other	(24)	3
Group total	20	29
(1)	See Note 15 to the consolidated financial statements.

■	Operating income

The France Telecom group’s operating income came to 10,498 million euros in 2005, compared with 8,770 million euros in 2004, up 19.7%. This 1,728 million euro increase reflected the improvement in the GOM (up 437 million euros) primarily under the combined effect of the reduction in depreciation and amortization (a gain of 956 million euros), the decrease in the impairment of goodwill (an improvement of 523 million euros), the increase in gains from asset disposals (a positive impact of 366 million euros) and the reduction in the share-based compensation expense (a favourable effect of 216 million euros) between the two periods, partially offset by the increase in the impairment of non-current assets (a deterioration of 389 million euros) and restructuring costs (a degradation of 273 million euros).

5.3.1.3    From Group operating income to net income

For the years ended December 31, 2004 and 2005, the table below presents the transition from operating income to consolidated net income after tax for the France Telecom group.

(millions of euros)	Years ended December 31
	2005 historical basis	2004 historical basis
Operating income	10,498	8,770
Interest expense	(3,058)	(3,641)
Foreign exchange gains (losses)	(147)	144
Discounting expense	(162)	(148)
Finance costs, net	(3,367)	(3,645)
Income tax	(1,419)	(2,329)
Consolidated net income after tax of continuing operations	5,712	2,796
Consolidated net income after tax of discontinued operations	648	414
Consolidated net income after tax	6,360	3,210
Net income attributable to equity holders of France Télécom S.A.	5,709	3,017
Minority interests	651	193

5.3.1.3.1    Finance costs, net

The finance costs, net came to a charge of 3,367 million euros in 2005, representing an improvement of 278 million euros compared with 2004 (a charge of 3,645 million euros). This improvement was generated by a decrease in interest expenses, representing a 583 million euro gain between 2004 and 2005 (see Section 5.4.3.1 “Net financial debt”), partially offset by the deterioration in the foreign exchange result (a negative impact of 291 million euros) and the increase in the discounting expense (a degradation of 14 million euros) between the two periods (see Note 10 to the consolidated financial statements).

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and Note 24 to the consolidated financial statements).

■	Interest expense

■	Change in interest expense

For the years ended December 31, 2004 and 2004, the table below shows the changes in interest expense by decrease and increase factors for the France Telecom group.

(millions of euros)	Years ended December 31
Interest expense at December 31, 2004 (historical basis)	(3,641)
Decrease factors:
Decrease in weighted average cost of net financial debt	554
Decrease in average outstandings of net financial debt	146
Decrease in the change in the fair value of commitments to purchase minority interest (-19 million euros in 2005 versus -69 million euros in 2004)	50
Increase factors:
Interest expense tied to restructuring of the contract for sale of the carryback receivables recognized in respect of 2001 (an item specific to 2005) (1)	(147)
Redemption of perpetual bonds redeemable for shares (TDIRAs) (item specific to 2005)	(50)
Other items	30
Interest expense at December 31, 2005 (historical basis)	(3,058)
(1)	See Notes 10, 17 and 31 to the consolidated financial statements.

■	Interest expense indicators

For the years ended December 31, 2004 and 2005, the table below sets forth the interest expense indicators for the France Telecom group.

(millions of euros)	Years ended December 31
	2005 historical basis	2004 historical basis	Change historical basis
Interest expense	(3,058)	(3,641)	583
Net financial debt at end of period (1)	47,846	49,822	(1,976)
Average outstandings of net financial debt over the period	44,244	52,402	(8,158)
Weighted average cost of net financial debt	6.46%	6.79%	-
(1)	See Section 5.10 “Financial glossary” and Note 19 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests

■	Foreign exchange gains (losses)

For the years ended December 31, 2004 and 2005, the table below analyses the changes in foreign exchange gains (losses) for the France Telecom group.

(millions of euros)	Years ended December 31
Foreign exchange gains (losses) (1)	2005 historical basis	2004 historical basis
France Telecom S.A. (2)	(119)	5
Orange Romania	(27)	17
TP Group (3)	(7)	96
Orange Dominicana (4)	1	56
Other	5	(30)
Group total	(147)	144
(1)	The foreign exchange gains (losses) stems from the revaluation of open borrowing positions in foreign currencies.
(2)	Primarily linked in 2005 to i) the appreciation of the US dollar against the euro, ii) the Group’s decision during the year to economically cover operations in the United Kingdom, and iii) the appreciation of the Polish zloty against the euro. In 2004, foreign exchange gains made on the US dollar and pound sterling were offset by the foreign exchange loss booked on the Polish zloty.
(3)	Primarily linked in 2004 to the appreciation of the Polish zloty against the euro.
(4)	Primarily linked in 2004 to the implementation of the hyperinflationist treatment over the second half of the year.

■	Discounting expense

The discounting expense primarily concerned commitments relating to early retirement plans and came to a charge of 162 million euros in 2005, compared with a charge of 148 million euros in 2004 (see Notes 28 and 32 to the consolidated financial statements).

5.3.1.3.2    Income tax

Income tax represented an expense of 1,419 million euros in 2005, compared with an expense of 2,329 million euros in 2004, a reduction of 910 million euros between the two periods (see Note 11 to the consolidated financial statements).

For the years ended December 31, 2004 and 2005, the following table shows the income tax for the France Telecom group, broken down by consolidated tax group.

(millions of euros)	Years ended December 31
Income tax (1)	2005 historical basis	2004 historical basis
France tax group	(1,245)	(1,808)
Current taxes	-	(70)
Deferred taxes	(1,245)	(1,738)
United Kingdom tax group	33	(102)
Current taxes	(2)	(189)
Deferred taxes	35	87
Spain tax group	131	-
Current taxes	-	-
Deferred taxes	131	-
TP Group (2)	(94)	(114)
Current taxes	(163)	(71)
Deferred taxes	69	(43)
Other subsidiaries	(244)	(305)
Current taxes	(374)	(375)
Deferred taxes	130	70
Group total	(1,419)	(2,329)
Current taxes	(539)	(705)
Deferred taxes	(880)	(1,624)
(1)	See Note 11 to the consolidated financial statements.
(2)	TP Group is not eligible for the tax consolidation regime.

In 2005 as in 2004, the deferred tax charge for the French consolidated tax group accounted for tax loss carryforwards and, to a lesser extent, for the recoverability horizon. For 2004 more specifically, the deferred tax charge factored in the derecognition of tax carryforwards for Wanadoo S.A. and Wanadoo France as well as the effects of the change in the corporate income tax rate in France.

In 2005, the deferred tax income for the Spain consolidated tax group consisted primarily of the tax effect from abandoning of the Amena brand for a positive impact of 121 million euros.

France Telecom S.A. and its principal direct or indirect subsidiaries have been subject to audit by the French Tax Administration since January 2006 concerning the years 2000 through 2004. To date, the audit has not been completed.

5.3.1.3.3    Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations came to 5,712 million euros in 2005, up from 2,796 million euros in 2004. This 2,916 million euro increase between the two periods was the result of the significant increase in operating income, the reduction in income tax expenses and, to a lesser extent, the improvement in finance costs, net.

5.3.1.3.4    Consolidated net income after tax of discontinued operations

Consolidated net income after tax of discontinued operations totaled 648 million euros in 2005, compared with 414 million euros in 2004, representing a 234 million euro increase between the two periods.

In 2004 and 2005, the consolidated net income after tax of discontinued operations included the net income generated by PagesJaunes Group as well as the income from the sale of PagesJaunes Group (sale of 36.9% of the share capital in 2004 and of 8.0% of the share capital in 2005, see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated statements).

For the years ended December 31, 2004 and 2005, the table below analyses the changes in consolidated net income after tax of discontinued operations for the France Telecom group.

(millions of euros)	Years ended December 31
	2005	2004
	historical basis	historical basis
Net income generated by PagesJaunes Group	262	215
Gain on disposal of PagesJaunes Group	386	199
Gain on disposal of 8.0% of PagesJaunes Group	386	-
Gain on disposal of 36.9% of PagesJaunes Group (1)	-	199
Consolidated net income after tax of discontinued operations	648	414
(1)	Public offer for 36.9% of PagesJaunes Group share capital in July 2004. The sale income recognized was limited to the difference between the percentage of PagesJaunes stock offered on the market and the percentage of PagesJaunes stock acquired through the acquisition of minority interests in Wanadoo (29.1% excluding dilution).

5.3.1.3.5    Consolidated net income after tax

The France Telecom group’s consolidated net income after tax came to 6,360 million euros in 2005, compared with 3,210 million euros in 2004, up 3,150 million euros, reflecting the strong improvement in consolidated net income after tax of continuing activities and, to a lesser extent, the increase in consolidated net income after tax of discontinued operations.

The increase in minority interests between 2004 (193 million euros) and 2005 (651 million euros), representing an increase of 458 million euros, primarily reflected the acquisition of minority interests in Equant, the sale of 44.9% of the share capital of PagesJaunes Group in 2004 and 2005, and the improved results recorded for certain France Telecom group companies as well as the optimization of its asset portfolio (see Note 30 to the consolidated financial statements).

After factoring in minority interests, net income attributable to France Telecom S.A. equity holders rose from 3,017 million euros in 2004 to 5,709 million euros in 2005, up 2,692 million euros.

5.3.1.4    Group capital expenditures

For the years ended December 31, 2004 and 2005, the following table presents the main indicators relative to capital expenditures for the France Telecom group.

(millions of euros)	Years ended December 31
	2005	2004		2004	Change (%)		Change (%)
	historical basis	comparable basis (unaudited	)	historical basis	comparable basis (unaudited	)	historical basis
CAPEX (1)	6,033	5,378		5,126	12.2%		17.7%
CAPEX / Revenues	12.5%	11.5%		11.3%
Telecommunication licenses (2)	97	7		7	ns		ns
Financial investments (3)	7,603	-		4,937	-		54.0%
(1)	See Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial Glossary” and Note 3 to the consolidated financial statements.
(2)	See Section 5.10 “Financial glossary” and Note 3 to the consolidated financial statements.
(3)	See Section 5.10 “Financial glossary”.

5.3.1.4.1    Capital expenditures on tangible and intangible assets excluding telecommunication licenses

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by business segment

For the years ended December 31, 2005 and 2006, the following table sets out capital expenditures on tangible and intangible assets excluding telecommunication licenses for the France Telecom group, broken down by business segment.

(in millions of euros)	Years ended December 31
CAPEX	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	3,130	2,889	2,695	8.3%	16.2%
Home Communication Services (HCS)	2,537	2,103	2,051	20.6%	23.7%
Entreprise Communication Services (ECS)	370	386	388	(3.9)%	(4.2)%
Eliminations	(4)	-	(8)	-	ns
Group total	6,033	5,378	5,126	12.2%	17.7%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses totaled 6,033 million euros in 2005, up from 5,126 million euros in 2004, representing an increase of 17.7%. This increase notably factored in the impact of currency fluctuations (an increase of 89 million euros) and the impact of the changes in consolidation and other changes (an increase of 163 million euros).

On a comparable basis, growth in tangible and intangible assets excluding licenses was 12.2% between the two periods.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by type

For the years ended December 31, 2005 and 2006, the following table sets forth capital expenditures on tangible and intangible assets for the France Telecom group, broken down by type.

(in millions of euros)	Years ended December 31
CAPEX	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Mobile networks (excluding licenses)	2,206	2,099	1,490	5.1%	48.1%
Fixed-line networks	1,438	1,286	1,282	11.8%	12.2%
IT and customer service platforms	1,497	1,359	1,487	10.2%	0.7%
Other	892	634	867	40.7%	2.8%
of which leased terminals and Livebox	216	77	-	181.3%	-
Group total	6,033	5,378	5,126	12.2%	17.7%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

In 2005, capital expenditures on mobile networks (excluding licenses) and fixed-line networks were up 5.1% and 11.8% respectively on a comparable basis compared with 2004, primarily due to:

-

the increase in expenditures linked to the 2nd and 3rd generation mobile networks, primarily because of the extension of the 2nd generation network and the investments in the EGDE technology within high-growth mobile subsidiaries in the Rest of the world (particularly Switzerland, Belgium, Romania, Slovakia) and the continued rapid deployment of mobile broadband thanks to the UMTS technology within the UK PCS sub-segment;

-

and the development of broadband networks due to the increase in broadband usages and growth in the broadband customer base in France, Spain and the United Kingdom, notably driven by the increase in investments on ADSL.

The sharp increase in capital expenditures for IT and customer service platforms reflected the development of “Voice over IP” technologies and value-added services (content offers such as music and television) within the fixed and mobile segments, both in and outside of France.

In addition to the increase in capital expenditures for leased terminals and Livebox, primarily resulting from the success of the Livebox and ADSL digital television offer, the increase in other capital expenditures on tangible and intangible assets excluding licenses between 2004 and 2005 on a comparable basis was primarily driven by the increase in capital expenditures for the program to relocate and renovate France Telecom stores.

5.3.1.4.2    Telecommunication licenses

For the years ended December 31, 2004 and 2005, the following table sets out telecommunication licenses for the France Telecom group.

(millions of euros)	Years ended December 31
	2005	2004	2004	Var. (%)	Var. (%)
Telecommunication licenses	historical basis	comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
ECMS (1)	64	-	-	-	-
Orange Romania (2)	28	-	-	-	-
Orange Dominicana (3)	4	7	7	-	-
Other	1	-	-	-	-
Group total	97	7	7	ns	ns
(1)	Acquisition of additional GSM frequencies in Egypt in 2005.
(2)	Acquisition of a UMTS license in Romania in 2005.
(3)	Extension of the GSM license in the Dominican Republic in 2004 and 2005.

5.3.1.4.3    Financial investments

Financial investments (see Section 5.10 “Financial glossary “) are described in Section 5.4.1.3 “Net cash used in investing activities” (see also Note 4 to the consolidated financial statements).

5.3.2    ANALYSIS BY BUSINESS SEGMENT

This section presents a comparison of the 2004 and 2005 years for the France Telecom group with an analysis by business segment and sub-segment of the principal operating data (financial data and workforce) and operating indicators.

The business segments are described in Section 5.1.1.2 “Business segments”.

For the years ended December 31, 2004 and 2005, the following tables present the principal operating indicators, detailling by business segment for the France Telecom group i) at December 31, 2005, ii) at December 31, 2004 (data on a comparable basis), and iii) at December 31, 2004 (data on an historical basis).

■	Operating aggregates by business segment for the year ended December 31, 2005 (data on an historical basis)

(millions of euros)	Year ended December 31, 2005 (historical basis)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	23,535	22,534	7,785	(5,772)	48,082
external	22,576	18,075	7,431	-	48,082
inter-segment	959	4,459	354	(5,772)	-
External purchases	(12,885)	(8,183)	(4,622)	5,767	(19,923)
Other operating income	88	462	71	(211)	410
Other operating expense	(871)	(1,401)	(91)	211	(2,152)
Labour expenses:					-
wages and employee benefit expenses	(1,396)	(5,874)	(1,194)	-	(8,464)
GOM	8,471	7,538	1,949	(5)	17,953
employee profit-sharing	(75)	(253)	(21)	-	(349)
share-based compensation	(45)	(92)	(21)	-	(158)
Depreciation and amortization	(3,436)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	-	(11)	-	-	(11)
Impairment of non-current assets	(363)	(14)	(191)	-	(568)
Gains (losses) on disposal of assets	-	-	-	1,089	1,089
Restructuring costs	(1)	(380)	(73)	-	(454)
Share of profits (losses) of associates	(15)	35	-	-	20
Operating income					10,498
allocated by business segment	4,536	3,707	1,166	-	9,409
not allocable	-	-	-	1,089	1,089
CAPEX	3,130	2,537	370	(4)	6,033
Telecommunication licenses	97	-	-	-	97
GOM - CAPEX	5,341	5,001	1,579	(1)	11,920
Average number of employees (full-time equivalents)	35,080	139,886	16,809	-	191,775

■	Operating aggregates by business segment for the year ended December 31, 2004 (data on a comparable basis)

(millions of euros)	Year ended December 31, 2004 (comparable basis (1) unaudited)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	21,913	22,800	8,227	(5,995)	46,945
external	20,840	18,250	7,855	-	46,945
inter-segment	1,073	4,550	372	(5,995)	-
External purchases	(11,846)	(8,158)	(4,932)	5,996	(18,940)
Other operating income	143	519	102	(193)	571
Other operating expense	(599)	(1,532)	(163)	192	(2,102)
Labour expenses :
wages and employee benefit expenses	(1,386)	(6,027)	(1,210)	-	(8,623)
GOM	8,225	7,602	2,024	-	17,851
employee profit-sharing	-	-	-	-	-
share-based compensation	-	-	-	-	-
Depreciation and amortization	(3,394)	(3,789)	(656)	-	(7,839)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	2,889	2,103	386	-	5,378
Telecommunication licenses	7	-	-	-	7
GOM - CAPEX	5,336	5,499	1,638	-	12,473
Average number of employees (full-time equivalents)	34,137	148,566	17,024	-	199,727
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”. Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Operating aggregates by business segment for the year ended December 31, 2004 (data on an historical basis)

(millions of euros)	Year ended December 31, 2004 (historical basis)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	20,564	22,440	8,235	(5,954)	45,285
external	19,521	17,902	7,862	-	45,285
inter-segment	1,043	4,538	373	(5,954)	-
External purchases	(10,605)	(8,064)	(4,935)	5,954	(17,650)
Other operating income	126	516	95	(175)	562
Other operating expense	(608)	(1,527)	(147)	175	(2,107)
Labour expenses :					-
wages and employee benefit expenses	(1,401)	(5,964)	(1,209)	-	(8,574)
GOM	8,076	7,401	2,039	-	17,516
employee profit-sharing	(72)	(156)	(22)	-	(250)
share-based compensation	(124)	(212)	(38)	-	(374)
Depreciation and amortization	(3,388)	(3,935)	(657)	-	(7,980)
Impairment of goodwill	-	-	(534)	-	(534)
Impairment of non-current assets	(5)	10	(184)	-	(179)
Gains (losses) on disposal of assets	-	-	-	723	723
Restructuring costs	(15)	(134)	(32)	-	(181)
Share of profits (losses) of associates	-	17	12	-	29
Operating income					8,770
allocated by business segment	4,472	2,991	584	-	8,047
not allocable	-	-	-	723	723
CAPEX	2,695	2,051	388	(8)	5,126
Telecommunication licenses	7	-	-	-	7
GOM - CAPEX	5,381	5,350	1,651	8	12,390
Average number of employees (full-time equivalents)	34,197	148,336	17,014	-	199,547

5.3.2.1    Personal Communication Services (PCS)

The PCS segment covers mobile telecommunications services in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, which includes Orange subsidiaries in France, Orange Caraïbes and Orange Réunion; ii) the PCS United Kingdom sub-segment, with the Orange subsidiary in the UK; iii) the PCS Spain sub-segment, with the Amena subsidiary; iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel; and v) the PCS Rest of the world sub-segment, which includes international subsidiaries outside France, the UK, Spain and Poland, i.e. primarily Belgium, Moldavia, the Netherlands, Romania, Slovakia, Switzerland, Egypt, Jordan, Botswana, Cameroon, Côte d’Ivoire, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal and the Dominican Republic.

5.3.2.1.1    From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Personal Communication Services (PCS)

For the years ended December 31, 2004 and 2005, the following table sets forth the principal operating data for the PCS segment.

(millions of euros)	Years ended December 31
	2005	2004		2004	Change (%)		Change (%)
PCS	historical basis	comparable basis (unaudited)	(1)	historical basis	comparable basis (unaudited)	(1)	historical basis
Revenues	23,535	21,913		20,564	7.4%		14.4%
GOM	8,471	8,225		8,076	3.0%		4.9%
GOM / Revenues	36.0%	37.5%		39.3%
Operating income	4,536	-		4,472	-		1.4%
CAPEX	3,130	2,889		2,695	8.3%		16.2%
CAPEX / Revenues	13.3%	13.2%		13.1%
Telecommunication licenses	97	7		7	ns		ns
GOM - CAPEX	5,341	5,336		5,381	0.1%		(0.7)%
Average number of employees (full-time equivalents)	35,080	34,137		34,197	2.8%		2.6%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

5.3.2.1.1.1    Personal Communication Services France (PCS France)

■	Financial data and workforce – PCS France

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for PCS France sub-segment.

(millions of euros)	Years ended December 31
	2005	2004		2004	Change (%)		Change (%)
PCS France	historical basis	comparable basis (unaudited)	(1)	historical basis	comparable basis (unaudited)	(1)	historical basis
Revenues	9,773	9,217		8,365	6.0%		16.8%
GOM	3,636	3,702		3,682	(1.8)%		(1.2)%
GOM / Revenues	37.2%	40.2%		44.0%
CAPEX	968	1,093		1,048	(11.4)%		(7.7)%
CAPEX / Revenues	9.9%	11.9%		12.5%
Telecommunication licenses	-	-		-	-		-
GOM - CAPEX	2,669	2,610		2,633	2.3%		1.3%
Average number of employees (full-time equivalents)	7,308	7,321		7,038	(0.2)%		3.8%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – PCS France

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for PCS France sub-segment.

	Years ended December 31
PCS France	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	22,430	21,241	21,241	5.6%	5.6%
Number of contract customers (1)	13,855	12,876	12,876	7.6%	7.6%
Number of prepaid customers (1)	8,575	8,365	8,365	2.5%	2.5%
ARPU (2) (in euros)	424	428	387	(0.9)%	9.7%
AUPU (2) (in minutes)	175	168	168	4.2%	4.2%
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial glossary”.

■	Revenues – PCS France

On an historical basis, revenues generated by the PCS France sub-segment rose 16.8% in 2005, primarily driven by the positive impact of the end of the “Bill & Keep” system on January 1, 2005. Indeed, invoicing between mobile operators was carried out under the “Bill & Keep” system until December 31, 2004.

Under the “Bill & Keep” system, the mobile operator invoiced the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a portion as remuneration for access to the terminal of the third-party operator’s mobile network. The end of the “Bill & Keep” system on January 1, 2005 resulted in higher revenues for the PCS France sub-segment and the payment of service fees and inter-operator costs in an amount slightly higher than revenues. As a result, to be comparable with the 2005 data, the figures on a comparable basis for 2004 took into account the impact of the end of the “Bill & Keep” system (see Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”).

On a comparable basis, revenues rose 6.0% in 2005. This growth was primarily related to the 4.0% increase in network revenues (see Section 5.10 “Financial glossary”) generated by the significant rise in the number of customers (up 5.6% to over 22.4 million customers at December 31, 2005), including more than one million broadband customers recruited during the first year since release, and by the increase in equipment revenues (see Section 5.10 “Financial glossary”). This improvement primarily reflected the following factors:

-	the increase in revenues on equipment, representing a positive impact of 80 million euros;

-

the impact of the growing percentage of contract customers (0.98 million customers acquired between December 31, 2004 and December 31, 2005) for which the ARPU (see Section 5.10 “Financial glossary”) was more than 3 times higher than for prepaid offers. Contract customers represented 61.8% of the total number of customers at December 31, 2005, compared with 60.6% one year previously;

-

and the positive trend for AUPU, (see Section 5.10 “Financial glossary”), up 4.2%, and in the portion of revenues generated by “non-voice” services (see Section 5.10 “Financial glossary”), which now account for 14.0% of network revenues, compared with 12.7% at December 31, 2004 on a comparable basis.

In addition, the 16.3% reduction in fixed-line to mobile call prices introduced on January 1, 2005 in France had a negative impact on the change in the ARPU, all offers combined.

■	Gross operating margin – PCS France

On an historical basis, operating expenses included in the GOM rose from 4,684 million euros in 2004 to 6,136 million in 2005, up 31.0%. This increase was primarily the result of the end of the “Bill & Keep” system on January 1, 2005, resulting in higher service fees and inter-operator costs in 2005 than in 2004.

On a comparable basis, operating expenses included in the GOM came to a cost of 5,515 million euros in 2004 compared with a cost of 6,136 million euros in 2005, representing an increase of 11.3%. This change was driven by i) the increase in IT expenses,

ii) the fine levied by the Competition Council against the three mobile operators in France, including the 256 million euro fine for Orange France (see Notes 3, 6 and 33 to the consolidated financial statements), and iii) the increase in costs resulting from business growth (primarily service fees and inter-operator costs, and outsourcing fees relating to technical operation and maintenance), which offset the savings achieved on overheads.

Customer acquisition costs (see Section 5.10 “Financial glossary”) for the PCS France sub-segment rose 5.8% between 2004 and 2005 on an historical basis and 6.6% on a comparable basis. Between 2004 and 2005, customer retention costs (see Section 5.10 “Financial glossary) dropped 23.1% on an historical basis and 19.9% on a comparable basis.

Customer acquisition and retention costs as a percentage of revenues dropped from 11.6% in 2004 on an historical basis (10.3% on a comparable basis) to 9.3% 2005.

The PCS France sub-segment GOM was down 1.2% on an historical basis, from 3,682 million euros in 2004 to 3,636 million euros in 2005. On a comparable basis, this reduction came out at 1.8%. In this way, the ratio of GOM to revenues was 37.2% in 2005, compared with 44.0% on an historical basis and 40.2% on a comparable basis in 2004.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS France

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses for the PCS France sub-segment were down 7.7% to 968 million euros in 2005, compared with 1,048 million euros in 2004. On a comparable basis, this reduction came out at 11.4% between the two periods, primarily reflecting the reduction in capital expenditures for the deployment of the network with the UMTS technology (with most investments made in 2004). This reduction offset the increase in capital expenditures made to ramp up the existing 2nd generation network in areas with little or no Orange coverage in France, and with the EDGE technology.

5.3.2.1.1.2    Personal Communication Services United Kingdom (PCS UK)

■	Financial data and workforce – PCS United Kingdom

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for PCS United Kingdom sub-segment.

(millions of euros)	Years ended December 31
PCS United Kingdom	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	5,832	5,786	5,833	0.8%	(0.0)%
GOM	1,651	1,859	1,843	(11.2)%	(10.4)%
GOM / Revenues	28.3%	32.1%	31.6%
CAPEX	582	579	573	0.5%	1.5%
CAPEX / Revenues	10.0%	10.0%	9.8%
Telecommunication licenses	-	-	-	-	-
GOM - CAPEX	1,069	1,280	1,270	(16.5)%	(15.8)%
Average number of employees (full-time equivalents)	12,090	12,142	11,941	(0.4)%	1.2%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – PCS United Kingdom

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for PCS United Kingdom sub-segment.

	Years ended December 31
PCS United Kingdom	2005 historical basis	PCS France comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	14,858	14,221	14,221	4.5%	4.5%
Number of contract customers (1)	4,978	4,707	4,707	5.8%	5.8%
Number of prepaid customers (1)	9,880	9,514	9,514	3.8%	3.8%
ARPU (2) (in pounds sterling)	263	274	274	(4.0)%	(4.0)%
AUPU (2) (in minutes)	144	144	144	-	-
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial glossary”.

■	Revenues – PCS United Kingdom

On an historical basis, revenues generated by the PCS United Kingdom sub-segment remained virtually stable at 5,832 million euros in 2005. This stability reflected the negative impact linked to foreign exchange fluctuations in the pound sterling, offsetting the intrinsic growth recorded by the PCS United Kingdom sub-segment.

On a comparable basis, PCS United Kingdom sub-segment revenue growth came out at 0.8%. Revenues excluding equipment revenues rose 0.4%, while equipment revenues climbed 9.8%.

The PCS United Kingdom sub-segment recorded growth of 4.5% in the total number of customers between December 31, 2005 and December 31, 2004 (more than 0.6 million additional customers over the period) to reach more than 14.8 million active customers at December 31, 2005, up from 14.2 million at December 31, 2004, driven by the increase in the number of contract customers (an additional 0.271 million customers between the two dates).

The total number of customers rose between December 31, 2004 and December 31, 2005. However, the 0.4% change in revenues excluding equipment revenues was generated by:

-

the impact of the reduction in mobile call termination rates effective September 1, 2004. On June 1, 2004, the Office of Communications (OFCOM), the UK telecommunications regulatory authority, published its decision to ask Orange United Kingdom, T-Mobile, O2 and Vodafone to lower their mobile call termination rates. These mobile operators had to ensure that their call termination rates do not exceed the average rate of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) for the period from September 1, 2004 to March 31, 2006. Excluding this rate cut, growth in revenues excluding equipment revenues would have been 4.9% instead of 0.4%;

-

and a more competitive environment particularly affecting the ARPU (primarily because of the reduction in the “voice” ARPU) for prepaid offers, coming in at 109 pounds sterling at December 31, 2005, down from 123 pounds sterling at December 31, 2004.

These reductions were only partially offset by the 11.6% increase in revenues for “non-voice” services, driven by the increase in use of Multimedia Messaging Service (MMS) and data services, primarily by contract customers.

In addition, equipment revenue growth was linked to the 11.0% increase in the number of migrations over from prepaid offers to contract or higher offers as well as the 14.6% increase in the number of new customers, which largely offset the 3.3% reduction in the average sales price for a mobile phone. The impact of this reduction could be seen in the increase in customer acquisition and retention costs (see Section below).

■	Gross operating margin – PCS United Kingdom

Between 2004 and 2005, customer acquisition costs were up 27.9% on an historical basis and 29.0% on a comparable basis for the PCS United Kingdom sub-segment due to the rise in the average distribution commissions and the number of sales transactions. The average acquisition cost per new customer rose from 95.3 pounds sterling in 2004 to 107.2 pounds sterling in 2005 on account of the 17.3% increase in the average acquisition cost for contract customers, which offset the reduction in this cost for prepaid offers (down 6.8%).

Customer retention costs in relation to expenditures made to maintain the number of customers in a competitive market rose 9.7% on an historical basis and 10.5% on a comparable basis. This change primarily reflected the increase in the number of migrations over from prepaid to contract or higher offers. The average customer retention cost per migrated customer was down 0.4% to 154.4 pounds sterling in 2005, factoring in the drop in the average retention cost for prepaid customers, which was partially offset by the increase in this cost for contract customers.

In this way, as a percentage of revenues, acquisition and retention costs rose from 18.1% in 2004, on both an historical and a comparable basis, to 21.9% in 2005.

The churn rate (see Section 5.10 “Financial glossary”) rose 1.5 points (25.4% at December 31, 2004 and 26.9% at December 31, 2005), reflecting the 1.7 point increase in the churn rate for prepaid customers (30.5% at December 31, 2004 versus 32.2% at December 31, 2005) and the virtual stability of the churn rate on contract customers (23.9% at December 31, 2004 compared with 23.8% at December 31, 2005).

Operating expenses included in the PCS United Kingdom business sub-segment GOM totaled a cost of 4,180 million euros in 2005, compared with a cost of 3,989 million euros in 2004, up 4.8% on an historical basis (up 6.5% on a comparable basis).

On an historical basis, the PCS United Kingdom sub-segment GOM dropped 10.4%. On a comparable basis, it was down 11.2% to 1,651 million euros in 2005 from 1,859 million euros in 2004. The ratio of GOM to revenues was 28.3% in 2005, compared with 32.1% in 2004 on a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS United Kingdom

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 1.5% to 582 million euros in 2005.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 0.5%, reflecting the increase in capital expenditures on 3rd generation equipment and mobile infrastructures (UMTS), which offset the reduction in non-mobile network expenditures and notably purchases and IT equipment-related expenditure.

5.3.2.1.1.3    Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish mobile operator Amena on November 8, 2005 (see Section 5.4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements), this company, which makes up the PCS Spain sub-segment, was fully consolidated over the last two months of 2005. In the table below, the data on a comparable basis for 2004 also cover the last two months of 2004.

For information, over the twelve months of 2005, PCS Spain revenues came to 3,212 million euros, with a GOM of 1,005 million euros and 552 million euros in capital expenditures on tangible and intangible excluding licenses.

■	Financial data and workforce – PCS Spain

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for PCS Spain sub-segment.

(millions of euros)	Years ended December 31
PCS Spain	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	536	496	-	8.0%	-
GOM	109	116	-	(6.2) %	-
GOM / Revenues	20.2%	23.3%
CAPEX	133	119	-	11.3%	-
CAPEX / Revenues	24.8%	24.1%
Telecommunication licenses	-	-	-		-
GOM - CAPEX	(24)	(4)	-	ns	-
Average number of employees (full-time equivalents)	368	368	-	-	-
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – PCS Spain

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for PCS Spain sub-segment.

	Years ended December 31
PCS Spain	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	10,301	9,275	-	11.1%	-
Number of contract customers (1)	4,997	4,271	-	17.0%	-
Number of prepaid customers (1)	5,304	5,004	-	6.0%	-
ARPU (2) (in euros)	301	-	-	-	-
AUPU (2) (in minutes)	120	106	-	13.2%	-
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial glossary”.

■	Revenues – PCS Spain

On a comparable basis, revenues generated by the PCS Spain sub-segment rose 8.0% over the last two months of 2005 to 536 million euros.

This growth was essentially driven by the 11.1% increase in the number of customers, representing a total of 10.3 million customers at December 31, 2005, largely offsetting the unfavorable 14 million euro impact resulting from the reduction in call termination rates for mobile networks.

This upturn in revenues reflected:

-	the impact of the growing proportion of contract customers (205,000 customers acquired over the last two months of 2005), for which the ARPU is 3 times higher than for prepaid customers (481 euros for contract customers, compared with 131 euros for prepaid customers). In addition, contract customers represented 48.5% of the total number of customers at December 31, 2005, up from 46.0% one year earlier;

-	and the positive AUPU trend, up 13.2% (120 minutes in 2005, compared with 106 minutes in 2004 on a comparable basis).

■	Gross operating margin – PCS Spain

Customer acquisition and retention costs for the PCS Spain sub-segment rose 29.7% on a comparable basis over the last two months of 2005, primarily reflecting the increase in new customers over the period.

As a percentage of revenues, acquisition and retention costs rose from 20.7% of revenues for the last two months of 2004 to 24.9% for the last two months of 2005. The churn rate for contract customers dropped from 24.0% for 2004 to 21.5% for 2005. The total churn rate also fell between the two periods (23.8% for 2005, compared with 25.8% for 2004).

On a comparable basis, operating expenses included in the GOM rose by a total of 12.3%, climbing from a cost of 381 million euros in 2004 (last two months of the year) to a cost of 428 million euros in 2005 (last two months of the year).

On a comparable basis, the PCS Spain sub-segment GOM fell 6.2% to 109 million euros in 2005, down from 116 million euros in 2004. This change notably factored in the 10 million euro negative impact linked to the cut in call termination rates for mobile networks.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Spain

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 11.3% to 133 million euros over the last two months of 2005. This change reflected the ongoing deployment of the 3rd generation network (UMTS) and the expansion of the existing network into areas in Spain in which Amena had previously offered little or no coverage.

5.3.2.1.1.4    Personal Communication Services Poland (PCS Poland)

■	Financial data and workforce – PCS Poland

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for PCS Poland sub-segment.

(millions of euros)				Years ended December 31
PCS Poland	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	1,598	1,402	1,247	13.9%	28.1%
GOM	604	522	464	15.8%	30.2%
GOM / Revenues	37.8%	37.2%	37.2%
CAPEX	309	249	222	24.1%	39.5%
CAPEX / Revenues	19.4%	17.8%	17.8%
Telecommunication licenses	-	-	-	-	-
GOM - CAPEX	295	273	242	8.2%	21.7%
Average number of employees (full-time equivalents)	3,121	2,743	2,743	13.8%	13.8%
(1)	See Section 5.7.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – PCS Poland

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for PCS Poland sub-segment.

				Years ended December 31
PCS Poland	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	9,919	7,440	7,440	33.3%	33.3%
Number of contract customers (1)	4,035	3,234	3,234	24.8%	24.8%
Number of prepaid customers (1)	5,884	4,207	4,207	39.9%	39.9%
ARPU (2) (in euros)	721	861	861	(16.3)%	(16.3)%
AUPU (2) (in minutes)	81	71	71	14.1%	14.1%
(1)	In thousands. At end of period.
(2)	See Section 5.10 “Financial glossary”.

■	Revenues – PCS Poland

On an historical basis, revenues generated by the PCS Poland sub-segment rose 28.1% to 1,598 million euros in 2005, notably driven by the 155 million euro impact linked to the positive change in the average exchange rate for the Polish zloty between 2004 and 2005.

On a comparable basis, the 13.9% increase was primarily generated by rapid growth in the number of customers at PTK Centertel: at December 31, 2005, it had over 9.9 million customers, an increase of more than 33% in relation to December 31, 2004.

Growth in the Polish mobile market (29.2 million mobile customers at December 31, 2005, compared with 23.1 million one year earlier) was primarily driven by the increase in the number of prepaid offers (at December 31, 2005, they represented 59.3% of the total number of new mobile customers, up from 56.5% one year earlier). The market penetration rate surged from 60.3% at December 31, 2004 to 76.6% at December 31, 2005.

In addition, PTK Centertel continued to hold a leading position on new customer acquisitions (40.3% at December 31, 2005) while improving its market share for all offers combined as well as for each type. In this way, its total market share was 34.0% at December 31, 2005, representing a gain of 1.8 points in one year. The market share for contract customers reached 35.6% at December 31, 2005, up from 33.7% at December 31, 2004, and the market share for prepaid offers rose from 31.2% at December 31, 2004 to 32.9% at December 31, 2005.

The combined effect of PTK Centertel offers switching over to the Orange brand on September 15, 2005, and the launch of new offers and innovative mobile services enabled PTK Centertel to maintain its leadership in contract customers. In this way, PTK Centertel’s market share out of the number of additional contract customers acquired during the period was 45.8% at December 31, 2005.

■	Gross operating margin – PCS Poland

The PCS Poland sub-segment GOM rose sharply from 464 million euros in 2004 on an historical basis, and 522 million euros on a comparable basis, to 604 million euros in 2005, up 30.2% on an historical basis and 15.8% on a comparable basis.

On a comparable basis, this growth reflected the combined impact of revenue growth, largely offsetting the 12.9% jump in operating expenses included in the GOM. This change primarily concerned the 41.6% increase in service fees and inter-operator costs generated by the increase in i) interconnection traffic, ii) roaming expenses, and iii) the number of SMS.

As a percentage of revenues, the GOM rose from 37.2% in 2004 on an historical and comparable basis to 37.8% in 2005.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 39.5% to 309 million euros in 2005.

On a comparable basis, capital expenditures increased by 24.1%, primarily reflecting the increase in expenditure relative to the deployment of the EDGE and UMTS technology networks, as well as the extension of 2nd generation network coverage. As a result, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues rose to 19.4% in 2005 from 17.8% in 2004 (on an historical and a comparable basis).

5.3.2.1.1.5    Personal Communication Services Rest of the world (PCS Rest of the world)

■	Financial data and workforce – PCS Rest of the world

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for PCS Rest of the world sub-segment.

(millions of euros)	Years ended December 31
PCS Rest of the world	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	5,991	5,170	5,290	15.9%	13.3%
GOM	2,471	2,026	1,980	22.0%	24.8%
GOM / Revenues	41.2%	39.2%	37.4%
CAPEX	1,138	848	815	34.1%	39.6%
CAPEX / Revenues	19.0%	16.4%	15.4%
Telecommunication licenses	97	7	7	ns	ns
GOM - CAPEX	1,333	1,177	1,165	13.2%	14.4%
Average number of employees (full-time equivalents)	12,193	11,563	11,804	5.5%	3.3%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – PCS Rest of the world

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for PCS Rest of the world sub-segment.

	Years ended December 31
PCS Rest of the world	2005 historical	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Belgium
Revenues (1)	1,453	1,345	1,345	8.0%	8.0%
Total number of customers (2)	2,913	2,846	2,846	2.4%	2.4%
ARPU (3) (in euros)	456	-	440	-	3.6%
Switzerland
Revenues (1)	876	828	834	5.8%	5.0%
Total number of customers (2)	1,249	1,137	1,137	9.8%	9.8%
ARPU (3) (in euros)	696	-	683	-	1.9%
Romania
Revenues (1)	870	625	625	39.2%	39.1%
Total number of customers (2)	6,823	4,938	4,938	38.2%	38.2%
ARPU (3) (in euros)	144	-	148	-	(2.7)%
Netherlands
Revenues (1)	635	587	587	8.3%	8.3%
Total number of customers (2)	1,914	1,701	1,701	12.5%	12.5%
ARPU (3) (in euros)	295	-	348	-	(15.2)%
Slovakia
Revenues (1)	556	498	480	11.5%	15.7%
Total number of customers (2)	2,519	2,361	2,361	6.7%	6.7%
ARPU (3) (in euros)	218	-	209	-	4.3%
Egypt
Revenues (1)	539	461	430	16.9%	25.3%
Total number of customers (at 71.25%) (2)	4,771	2,861	2,861	66.7%	66.7%
ARPU (3) (in euros)	137	-	167	-	(18.0)%
Other subsidiaries (4)
Total number of customers (2)	6,618	4,569	3,924	44.9%	68.6%
Total
Total number of customers (2)	26,807	20,413	19,768	31.3%	35.6%
(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	See Section 5.10 “Financial glossary”.
(4)	Other subsidiaries include subsidiaries in Botswana, Cameroon, Côte d’Ivoire, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mali, Moldavia, the Dominican Republic and Senegal.

■	Revenues – PCS Rest of the world

On an historical basis, revenues for the PCS Rest of the world sub-segment rose 13.3% to 5,991 million euros in 2005. This change notably factored in the 132 million euro negative impact linked to changes in the scope of consolidation and other changes, partially offset by the positive change linked to currency fluctuations, primarily on the Egyptian pound (a 21 million euro increase). The changes in the scope of consolidation concerned i) the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 in data on a comparable basis, ii) the full consolidation of Sonatel Mobiles and Ikatel on July 1, 2005, effective on July 1, 2004 in data on a comparable basis, and iii) the consolidation of controlled entities or entities over which the Getesa subsidiary had a significant influence on January 1, 2005, effective January 1, 2004 in data on a comparable basis.

On a comparable basis, revenues rose 15.9%, driven by the total 31.3% increase in the number of active customers and the dynamic growth achieved by subsidiaries, particularly in Romania, Belgium, Egypt, Slovakia, Switzerland and the Netherlands.

■	Gross operating margin – PCS Rest of the world

On an historical basis, operating expenses included under the PCS Rest of the world segment GOM rose 6.7% on an historical basis between 2004 and 2005 to total a cost of 3,521 million euros in 2005.

On a comparable basis, operating expenses included in the GOM rose 12.0% between the two periods in light of the increase in operating expenses excluding labour expenses (wages and employee benefit expenses), primarily in Belgium, Romania and Switzerland, and in high-growth subsidiaries, notably in the Dominican Republic and Egypt. The increases primarily concerned the following items:

-	service fees and inter-operator costs, up 14.1% due to mobile traffic growth;

-	commercial expenses, up 12.1% because of growth in the number of customers, primarily in Switzerland, the Dominican Republic, Romania and African subsidiaries;

-	and real estate fees.

On an historical basis, the GOM for the PCS Rest of the world segment surged 24.8% to 2,471 million euros in 2005, up from 1,980 million euros in 2004. On a comparable basis, the increase was 22.0%. In this way, the ratio of the GOM to revenues came to 41.2% in 2005, compared with 37.4% in 2004 on an historical basis and 39.2% on a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Rest of the world

Capital expenditures on tangible and intangible assets excluding licenses totaled 1,138 million euros in 2005, compared with 815 million euros in 2004, up 39.6% between the two periods on an historical basis (34.1% on a comparable basis). Capital expenditures on tangible and intangible assets concern the deployment of the EDGE and UMTS technology networks (particularly in Switzerland, Belgium, Romania and Slovakia) and the extension of the 2nd generation network.

■	Telecommunication licenses – PCS Rest of the world

In 2005, expenditures for the acquisition of telecommunication licenses totaled 97 million euros, essentially representing the acquisition of additional GSM frequencies by ECMS in Egypt for 64 million euros, and the acquisition of a 3rd generation license (UMTS technology) by Orange Romania for 28 million euros.

In 2004, the extension of the GSM license held by the Orange subsidiary in the Dominican Republic for 7 million euros on an historical basis represented the year’s only mobile license acquisition.

5.3.2.1.2    From gross operating margin to operating income for Personal Communication Services (PCS)

For the years ended December 31, 2004 and 2005, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between the GOM and operating income for the PCS segment.

(millions of euros)				Years ended December 31
PCS	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
GOM	8,471	8,225	8,076	3.0%	4.9%
Employee profit-sharing	(75)	-	(72)	-	4.2%
Share-based compensation	(45)	-	(124)
Depreciation and amortization	(3,436)	(3,394)	(3,388)	1.2%	1.4%
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(363)	-	(5)
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring cost	(1)	-	(15)	-	(93.3) %
Share of profits (losses) of associates	(15)	-	-	-	-
Operating income	4,536	-	4,472	-	1.4%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Depreciation and amortization - PCS

On an historical basis, depreciation and amortization increased 1.4%, reaching a cost 3,436 million euros in 2005.

On a comparable basis, depreciation and amortization rose from a cost of 3,394 million euros in 2004 to a cost of 3,436 million euros in 2005. This change reflected the increase in depreciation and amortization within the PCS France sub-segment related to the substantial capital expenditures made in 2004 (primarily in EDGE and UMTS technologies), and in the PCS Spain sub-segment because of the start of amortization of the Amena customer base in 2005. This offset the decline in depreciation and amortization within PCS United Kingdom sub-segment due to the end of the amortization of the Orange UK customer base.

■	Impairment of non-current assets - PCS

On an historical basis, the impairment of non-current assets came at a loss of 363 milion euros in 2005. In line with the “NExT” plan (see Section 5.1.3.1 “The NExT plan (New Experience in Telecommunications)”), the Amena brand acquired during business combinations was abandoned. This brand was subject to a specific impairment or accelerated depreciation and amortization over its residual life, for a loss of 345 million euros in 2005.

■	Other operating income and expenses included between the GOM and operating income - PCS

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.3.1.2 “From Group gross operating margin to operating income”.

■	Operating income - PCS

On an historical basis, operating income for the PCS segment totaled 4,536 million euros for 2005, compared with 4,472 million euros in 2004. This 64 million euros increase between the two periods was generated by the combined impact of the growth in the GOM and the decrease in share-based compensation (a charge of 45 million euros in 2005 compared with a charge of 124 million euros in 2004), which largely offset depreciation and amortization and the impairment of non-current assets (a loss of 363 million euros in 2005 compared with a loss of 5 million euros in 2004).

5.3.2.2    Home Communication Services (HCS)

The HCS segment covers fixed telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the world, as well as distribution activities and support functions provided to other segments within the France Telecom group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, covering the fixed-line and Internet operations of international subsidiaries, excluding France and Poland, i.e. Spain, the Netherlands, the United Kingdom, Ivory Coast, Mauritius, Jordan and Senegal.

5.3.2.2.1    From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Home Communication Services (HCS)

For the years ended December 31, 2004 and 2005, the following table sets forth the principal operating data for the HCS segment.

(millions of euros)	Years ended December 31
HCS	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	22,534	22,800	22,440	(1.2)%	0.4%
GOM	7,538	7,602	7,401	(0.8)%	1.9%
GOM / Revenues	33.5%	33.3%	33.0%
Operating income	3,707	-	2,991	-	23.9%
CAPEX	2,537	2,103	2,051	20.6%	23.7%
CAPEX / Revenues	11.3%	9.2%	9.1%
GOM - CAPEX	5,001	5,499	5,350	(9.1)%	(6.6)%
Average number of employees (full-time equivalents)	139,886	148,566	148,336	(5.8)%	(5.7)%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

5.3.2.2.1.1    Home Communication Services France (HCS France)

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	17,718	17,914	18,002	(1.1) %	(1.6) %
GOM	5,920	5,748	5,763	3.0%	2.7%
GOM / Revenues	33.4%	32.1%	32.0%
CAPEX	1,805	1,383	1,403	30.5%	28.7%
CAPEX / Revenues	10.2%	7.7%	7.8%
GOM - CAPEX	4,114	4,365	4,360	(5.7) %	(5.6) %
Average number of employees (full-time equivalents)	101,593	106,677	107,077	(4.8) %	(5.1) %
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

Revenues – HCS France

For the years ended December 31, 2004 and 2005, the table below shows the revenues by product line of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Consumer services	9,677	9,776	9,886	(1.0)%	(2.1)%
Carrier services	5,504	5,591	5,577	(1.6)%	(1.3)%
Other HCS in France	2,537	2,547	2,539	(0.4)%	(0.1)%
HCS France revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

Revenues – HCS France - Consumer Services

■	Breakdown of revenues

For the years ended December 31, 2004 and 2005, the table below sets forth a revenues breakdown by business line for Consumer Services of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France Consumer Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Subscription fees	4,173	4,007	4,007	4.2%	4.2%
Calling services	3,106	3,580	3,580	(13.2)%	(13.2)%
Online and Internet access services	1,534	1,293	1,293	18.6%	18.6%
Sub-total Consumer fixed-line services	8,813	8,880	8,880	(0.8)%	(0.8)%
Other Consumer services	864	896	1,006	(3.5)%	(14.1)%
Consumer Services revenues	9,677	9,776	9,886	(1.0)%	(2.1)%

■	Operating indicators

For the years ended December 31, 2004 and 2005, the table below presents the operating indicators for Consumer Services of the HCS France sub-segment.

	Years ended December 31
HCS France Consumer Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of Consumer telephone lines (1) (millions)	26.9	-	27.5	-	(2.0)%
“Voice” telephone traffic of Consumer customers (2) (billions of minutes)	47.1	-	51.9	-	(9.3)%
Number of Consumer customers for ADSL broadband usages (3)	4,457	-	2,927	-	52.3%
Number of subscribers to multi-service offers :
Number of leased Livebox(3)	1,559	-	234	-	ns
Number of subscribers to “Voice over IP” services (3)	830	-	150	-	ns
Number of subscribers to ADSL TV offers (3)	200	-	69	-	189.8%
(1)	End of period. This figure included standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.
(2)	Excluding “Voice over IP” traffic.
(3)	In thousands. At end of period.

■	Change in revenues

Revenues on Consumer Services were down 0.8% in 2005 on an historical basis and on a comparable basis in relation to 2004. The ARPU for Consumer fixed-line services (see Section 5.10 “Financial glossary”) remained stable at 27.0 euros in 2005, compared with 26.9 euros in 2004. The impact of the rapid development of broadband ADSL services and the basic telephone subscription rate hike introduced on March 3, 2005 more than offset the reduction in revenues from Consumer calling services.

■	Revenues from Consumer Subscription fees

The 4.2% increase in Consumer Subscription fees revenues (on both an historical and a comparable basis) was essentially due to the impact of the 7.6% residential telephone subscription price hike that was implemented on March 3, 2005. This was compounded by the steady growth achieved in revenues from rate options and services in addition to the basic subscription. These positive effects were partially offset by the impact of the 2.0% reduction in the number of phone lines linked to the expansion of full unbundling, revenues from which were recognized with Network and Operator services.

■	Revenues from Consumer Calling services

The revenues generated by Consumer Calling services in 2005 fell 13.2% on an historical and comparable basis, driven by:

-

the impact of reductions in prices for calls to mobiles (which occurred in March 2004 for Bouygues Télécom and in January 2005 for calls to all Orange, SFR and Bouygues Télécom mobiles), and the cuts applied for the general rate at the same time as the increase in the subscription rate on March 3, 2005;

-

the reduction in the total switched telephone traffic market (measured to the inter-connection), which picked up pace significantly over the fourth quarter of 2005, reflecting the development of “Voice over IP” services;

-

and market share losses in the switched telephone network (STN), although still lower than the loss in previous years, primarily because of the success of the new range of rate offers (the Atout line) launched on August 24, 2005, including unlimited packages.

■	Revenues from Consumer Online and Internet access services

The 18.6% increase in revenues from Consumer Online and Internet access services (on an historical and a comparable basis) was driven by the rapid development of ADSL broadband services, partially offset by rate cuts. There were 4,457 million Consumer customers for ADSL broadband at December 31, 2005, up from 2,927 million customers one year earlier, an increase of 52.3% in one year.

Growth in broadband ADSL access was intensified by:

-	the number of leased Livebox gateways, with 1,559 million at December 31, 2005, compared with 0.234 million one year earlier;

-	the “Voice over IP” offer, sold as an option, along with the broadband Internet subscription, had 830,000 customers at December 31, 2005, compared with 150,000 at December 31, 2004;

-	ADSL television, which is also growing rapidly, with 199,591 customers at December 31, 2005, compared with 68,880 one year earlier;

-	application services supplementing the basic services, notably the anti-virus and anti-spam security offers, which are also developing rapidly.

The impact of the development of broadband ADSL usages was partially offset by the following:

-

the continued reduction in the number of low-speed Internet customers as they migrated over to ADSL broadband, with 1.510 million low-speed customers at December 31, 2005, compared with 2,069 million one year earlier;

-	the downturn in revenues from the Télétel kiosque.

■	Revenues from Other Consumer services

On an historical basis, the 14.1% drop in revenues from Other Consumer services between 2004 and 2005 largely reflected the sale of France Telecom Câble (FTC) at March 31, 2005.

On a comparable basis, revenues from Other Consumer Services were down 3.5% between the two periods, linked to the 24.8% drop in public telephone traffic and card services, as well as the downturn in the telephone terminal leasing business, with the number of leased terminals (excluding Livebox gateways) down 19.1% in one year. These negative effects were partially offset by the significant growth achieved in revenues from portals and content services (Wanadoo portals online advertising). Revenues from terminal sales remained stable overall: the increase in DECT handset sales, driven by the rapid development of “Voice over IP” services, offset the impact of the steady erosion in sales prices.

Revenues – HCS France –Carrier Services

■	Breakdown of revenues

For the years ended December 31, 2004 and 2005, the table below sets forth a revenues breakdown by business line for Carrier Services of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France Carrier Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Domestic Carrier services	2,675	2,516	2,516	6.3%	6.3%
Other Carrier services	2,829	3,075	3,061	(8.0)%	(7.6)%
Carrier Services revenues	5,504	5,591	5,577	(1.6)%	(1.3)%

Revenues generated by Carrier Services were down 1.3% on an historical basis and 1.6% on a comparable basis: the 6.3% increase in Domestic Carrier Services (on an historical and a comparable basis) was offset by the reduction in Other Carrier Services (down 7.6% on an historical basis and 8.0% on a comparable basis).

■	Operating indicators

For the years ended December 31, 2004 and 2005, the table below presents the operating indicators for Carrier Services of the HCS France sub-segment.

	Years ended December 31
HCS France Carrier Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Traffic (in billions of minutes) :
Domestic interconnection “voice” traffic	53.7	-	47.6	-	12.7%
Internet interconnection traffic	17.6	-	27.9	-	(37.0)%
Incoming international traffic	4.1	-	3.9	-	3.2%
Wholesale sales of ADSL access to third party IAPs (1) (2)	1,614	-	1,490	-	8.3%
Number of unbundled telephone lines (1)	2,827	-	1,591	-	77.7%
Number of partially unbundled telephone lines (1)	2,229	-	1,496	-	49.0%
Number of fully unbundled telephone lines (1)	598	-	95	-	ns
(1)	In thousands. At end of period.

■	Change in revenues

■	Revenues from Domestic Carrier services

Between 2004 and 2005, the 6.3% increase in revenues from Domestic Carrier services (on an historical and a comparable basis) was driven primarily by the rapid development of the ADSL broadband market, particularly with the unbundling of telephone lines, the number of which almost doubled in one year to 2.827 million (including 597,900 fully unbundled lines), up from 1.591 million at December 31, 2004 (including 95,000 fully unbundled lines). At the same time, revenues from the wholesale sale of ADSL access to third-party Internet access providers grew 3.8% because of the increase in the number of ADSL accesses sold wholesale to third-party Internet access providers, representing 1.614 million accesses at December 31, 2005, compared with 1.490 million at December 31, 2004.

Revenues from domestic interconnections remained stable over 2005, compared with the previous year (down 0.3%): the impact of growth in domestic interconnection “voice” traffic was offset by the substantial reduction in “low-speed Internet” interconnection traffic. Lastly, revenues from carrier data services (leased lines and Turbo DSL services) rose 5.7% linked to intra-group sales, notably reflecting the development of Orange broadband services in France (EDGE and UMTS technologies).

■	Revenues from Other Carrier services

The 7.6% reduction in revenues from Other Carrier services on a comparable basis (down 0.8% on an historical basis) primarily corresponded to the decrease in revenues from services provided to other segments (lower telephone traffic volume and lower terminations prices in particular for calls to mobile handsets). The services provided to other business segments represented 69% of revenues from Other Carrier Services in 2005. Revenues from service contracts with satellite operators also fell as a result of France Telecom’s gradual withdrawal from its space activities.

Between 2004 and 2005, the impact of these reductions was partially offset by the 11.2% increase on an historical basis and 6.4% on a comparable basis in revenues generated by international carrier services, driven by the strong increase in transit services (circuit leasing and call rerouting) recorded over the second half of 2005, while revenues from incoming international calls were impacted by the reduction in the average price for royalties.

Lastly, revenues relating to undersea cable installation and maintenance services remained stable in 2005 compared with the previous year.

Revenues – Other Home Communication Services in France

For the years ended December 31, 2004 and 2005, the table below sets forth revenues for Other HCS in France of the HCS France sub-segment.

(millions of euros)	Years ended December 31
HCS France Other HCS in France	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Other HCS in France revenues	2,537	2,547	2,539	(0.4)%	(0.1)%

Revenues from Other Home Communication Services in France totaled 2,537 million euros in 2005, compared with 2,539 million euros in 2004 on an historical basis, and 2,547 million euros on a comparable basis, down 0.1% on an historical basis and down 0.4% on a comparable basis.

Nearly three quarters (73.4% in 2005) of revenues from Other Home Communication Services in France concerns income generated through services provided to other business segments, notably retail fees and commissions, IT services in line with the pooling of the Group’s IT systems, and the leasing of premises.

External revenues concerned:

-

the online commerce activity, equipment sales and leases (excluding equipment revenues for the PCS segment and Consumer Fixed-Line Services), and customer services such as operator information and home customer assistance;

-	revenues generated by the development of Research and Development activities (revenues from licenses and software);

-	information system consulting and engineering services for telecommunications operators.

Gross operating margin – HCS France

Operating expenses included in the GOM for the HCS France sub-segment came to a charge of 11,798 million euros in 2005, compared with a charge of 12,239 million euros in 2004 on an historical basis and a charge 12,165 million euros on a comparable basis. Operating expenses included in the GOM were down 3.6% on an historical basis and down 3.0% on a comparable basis between the two periods.

On a comparable basis, this 367 million euro decrease between 2004 and 2005 primarily reflected:

-

the reduction in external purchases, primarily due to the decrease in service fees and inter-operator costs, reflecting the reduction in the volume of service fees and in mobile call termination rates, partially offset by i) the increase in expenses for content purchases (football, music and fee-based services), and ii) the increase in IT expenses and outsourcing fees relating to technical operation and maintenance, notably linked to the pooling of a portion of the Group’s IT services, and the increase in technical outsourcing for the program to strengthen service quality rolled out over the second half of 2004;

-

the reduction in other operating income and expenses, linked essentially to non-recurring income (reversal of a 199 million euro provision on the Group’s operations in Lebanon, see Notes 3, 6 and 33 to the consolidated financial statements);

-	the decrease in labour expenses (wages and employee benefit expenses), linked primarily to the decrease in the number of employees in the HCS France business sub-segment.

The HCS France sub-segment GOM rose 2.7% on an historical basis and 3.0% on a comparable basis to 5,920 million euros in 2005. The ratio of GOM to revenues was up from 32.0% in 2004 on an historical basis and 32.1% on a comparable basis to 33.4% in 2005.

Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS France

Capital expenditures on tangible and intangible assets excluding licenses for the HCS France sub-segment rose 28.7% on an historical basis and 30.5% on a comparable basis to 1,805 million euros in 2005.

On a comparable basis, the 422 million euro increase mainly concerned capital expenditures linked to IT, the extension and restructuring of the network, and customer service platforms. On a comparable basis, the main capital expenditure items that increased between 2004 and 2005 were as follows:

-	IT applications and equipment, up 141 million euros or 49.2% as a result of the pooling of a portion of the Group’s IT management and purchases;

-

network infrastructures and equipment (particularly with the increase in ADSL expenditures), up 71 million euros or 8.9%, primarily driven by the deployment of broadband networks, growth in broadband usages (digital TV on ADSL and ADSL 2+, for example), which required the extension or in certain cases the restructuring of the existing network;

-	customer service platforms (after sales, quality), up 73 million euros.

5.3.2.2.1.2    Home Communication Services Poland (HCS Poland)

■	Financial data and workforce – HCS Poland

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for HCS Poland sub-segment.

(millions of euros)	Years ended December 31
HCS Poland	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	3,141	3,380	3,011	(7.0)%	4.3%
GOM	1,406	1,581	1,404	(11.1)%	0.1%
GOM / Revenues	44.7%	46.8%	46.6%
CAPEX	448	537	478	(16.5)%	(6.2)%
CAPEX / Revenues	14.3%	15.9%	15.9%
GOM - CAPEX	958	1,045	926	(8.3)%	3.4%
Average number of employees (full-time equivalents)	31,097	34,237	33,966	(9.2)%	(8.4)%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – HCS Poland

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for HCS Poland sub-segment.

(thousands - end of period)	Years ended December 31
HCS Poland	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of fixed-line telephony customers (1)	10,607	10,815	11,362	(1.9)%	(6.6)%
Number of broadband Internet customers (ADSL+SDI (2))	1,166	684	684	70.3%	70.3%
(1)	The numbers of fixed-line telephony customers at December 31, 2005 and December 31, 2004 on a comparable basis have been corrected.
(2)	SDI: rapid Internet access technology.

■	Revenues – HCS Poland

On an historical basis, currency fluctuations between the Polish zloty and the euro came out positive between 2004 and 2005. As a result of the appreciation of the Polish zloty, HCS Poland sub-segment revenues rose 4.3% between the two periods to 3,141 million euros in 2005.

On a comparable basis, revenues generated by the HCS Poland segment were down 7.0% between 2004 and 2005, primarily because of the reduction in “voice” traffic revenues, which was only partially offset by i) the increase in revenues from high-growth services such as broadband Internet access and data transmission, and ii) to a lesser extent the increase in wholesale activities.

The reduction in telephone traffic revenues was due notably to i) the growing impact of fixed-to-mobile replacement, ii) the drop in the Polish operator’s market share on switched telephone traffic following call deregulation (all destinations), and iii) the challenging competitive environment.

The HCS Poland sub-segment continued migrating its customers over from the traditional initial offers to the New Tariff Plans (launched in 2004), with a higher subscription rate. As a result, at December 31, 2005, more than 3.5 million customers had opted for the New Tariff Plans. This has increased the proportion of customers subscribing to one of these new offers in relation to the total number of home customers. In addition to the slowdown in the reduction in traffic (switched voice) and the increase in the percentage of subscription-based revenues (49% of “voice” revenues in 2005, compared with 41% in 2004), the success of these new offers enabled TP S.A. to defend its market share on voice services.

In addition, broadband Internet access revenues for the HCS Poland sub-segment rose 71% in 2005 on a comparable basis, driven by the 482,000 increase in the number of broadband customers over 2005 (1.17 million broadband customers at December 31, 2005, compared with 0.684 million one year earlier). This positive trend enabled TP S.A. i) to maintain a leading position in the Polish broadband market, with a market share of 71% at December 31, 2005 and ii) to offset the drop in revenues from low-speed Internet to a great extent, raising the percentage of revenues from Internet access services by 24% in 2005.

Lastly, data transmission services (including low and high-speed Internet, data transmission and leased lines), up 15% in 2005, represented 17% of total HCS Poland sub-segment revenues in 2005, compared with 13% in 2004.

■	Gross operating margin – HCS Poland

On an historical basis, the HCS Poland sub-segment GOM rose 0.1% from 1,404 million euros in 2004 to 1,406 million euros in 2005, with this change reflecting the positive impact of foreign exchange fluctuations in the Polish zloty between 2004 and 2005.

On a comparable basis, the GOM fell 11.1% to 1,406 million euros in 2005, primarily factoring in the reduction in revenues, only partially offset by the significant cost savings achieved under the ongoing program to reduce operating expenses. On a comparable basis, these gains were primarily achieved on:

-

labour expenses (wages and employee benefit expenses), down 10.1% due to a reduction in the number of employees (active employees at end of period) under the restructuring plan, which resulted in a 9.2% reduction in the average number of employees (full-time equivalents) between 2004 and 2005;

-	costs for outsourcing and fees and other overheads;

-	interconnection expenses resulting from the reduction in fixed-line calls to mobiles, wholesale sales, and interconnection prices.

As a percentage of revenues, the GOM dropped from 46.6% in 2004 on an historical basis (46.8% on a comparable basis) to 44.7% in 2005.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses fell 6.2% to 448 million euros in 2005.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses were down 16.5%, with this change reflecting i) the effort to optimize capital expenditures on networks and IT purchases (software and licenses) and ii) lower capital expenditures in 2005 following the completion in 2004 of most of the investments linked to customer relationship management tools.

As a result, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues was down 1.6 points both on an historical and a comparable basis, dropping to 14.3% in June 2005.

5.3.2.2.1.3    Home Communication Services (HCS Rest of the world)

■	Financial data and workforce – HCS Rest of the world

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for HCS Rest of the world sub-segment.

(millions of euros)				Years ended December 31
HCS Rest of the world	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	1,837	1,671	1,584	9.9%	16.0%
GOM	213	273	233	(22.0)%	(8.8)%
GOM / Revenues	11.6%	16.3%	14.7%
CAPEX	284	183	168	54.8%	69.0%
CAPEX / Revenues	15.4%	11.0%	10.6%
GOM - CAPEX	(71)	90	65	ns	ns
Average number of employees (full-time equivalents)	7,196	7,652	7,293	(6.0)%	(1.3)%
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – HCS Rest of the world

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for HCS Rest of the world sub-segment.

(millions of euros)	Years ended December 31
HCS Rest of the world	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Spain
Revenues (1)	646	560	560	15.3%	15.3%
Number of broadband Internet customers (ADSL) (2)	563	379	379	48.6%	48.6%
United Kingdom
Revenues (1)	425	374	377	13.6%	12.7%
Number of broadband Internet customers (ADSL) (2)	906	569	569	59.3%	59.3%
Netherlands
Revenues (1)	81	66	66	21.9%	21.9%
Number of broadband Internet customers (ADSL + Cable) (2)	506	454	454	11.4%	11.4%
Senegal (3)
Revenues (1)	233	204	118	14.4%	96.9%
Number of fixed-line telephony customers (2)	267	245	104	8.8%	157.1%
Ivory Coast
Revenues (1)	161	182	178	(11.7)%	(9.7)%
Number of fixed-line telephony customers (2)	244	225	225	8.6%	8.6%
Jordan
Revenues (1)	118	120	117	(1.0)%	0.9%
Number of fixed-line telephony customers (at 40%) (2)	251	255	255	(1.5)%	(1.5)%
(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	Full consolidation of Sonatel on July 1, 2005, previously proportionately consolidated at 42.33% (see Note 4 to the consolidated financial statements).

■	Revenues – HCS Rest of the world

On an historical basis, revenues generated by the HCS Rest of the world sub-segment rose 16.0% to 1,837 million euros in 2005, primarily due to changes in the scope of consolidation (favorable impact of 93 million euros), which largely offset the negative impact of foreign exchange differences (a negative effect of 6 million euros), including:

-	the full consolidation of Sonatel on July 1, 2005 (previously held at 42.33%), effective on July 1, 2004 on a comparable basis;

-	the sale of France Telecom Câble (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis;

-

the inclusion in the scope of consolidation of entities controlled or under the significant influence of the international subsidiaries Wanadoo Jordan, Vanuatu Telecom Ltd on January 1, 2005, effective January 1, 2004 on a comparable basis, and the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd on November 1, 2005, effective November 1, 2004 on a comparable basis. The entities controlled or under significant influence were added to the scope of consolidation in accordance with IFRS.

On a comparable basis, revenues recorded by the HCS Rest of the world sub-segment climbed 9.9% from 1,671 million euros in 2004 to 1,837 million euros in 2005. This trend primarily reflects the growth achieved in European subsidiaries, particularly in Spain and the United Kingdom, linked to the rapid development of broadband Internet. To a lesser extent, this favorable change was also generated by growth in Sonatel’s revenues in Senegal.

■	Gross operating margin – HCS Rest of the world

On an historical basis, the HCS Rest of the world sub-segment GOM dropped 8.8% from 233 million euros in 2004 to 213 million euros in 2005.

On a comparable basis, the 22.0% decrease in the GOM between the two periods reflected:

-	the deterioration in the GOM for Wanadoo UK in light of growth in the number of broadband customers, which generated high customer acquisition and commercial expenses on broadband offers;

-	the reduction in the GOM for Côte d’Ivoire Télécom, primarily on account of the significant slowdown in business linked to the country’s political instability since November 2004;

-

the drop in Sonatel’s GOM in Senegal, linked to an increase in operating expenses included in the GOM (essentially service fees and inter-operator costs), coming out higher than the increase in revenues.

These decreases were partially offset by the improved operational profitability of FT España in Spain, driven by growth in broadband Internet activities and the savings and restructuring plans that bore fruit over the second half of 2004 and in 2005.

■	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Rest of the world

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses for the HCS Rest of the world sub-segment came to 284 million euros in 2005, up from 168 million euros one year earlier.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 54.8%, with this 100 million euro increase between 2004 and 2005 primarily reflecting the increase in investments at FT España in Spain (up 37 million euros), Wanadoo in the United Kingdom (up 36 million euros) and Wanadoo in the Netherlands (up 10 million euros).

In these three countries, growth of close to 41% in the number of broadband customers, representing a total of nearly 1.975 million ADSL accesses at December 31, 2005, accounted for the majority of the increase in capital expenditures, concerning:

-	capitalized broadband modems;

-	continued unbundling of the local loop in Spain;

-	deployment of network infrastructures for “Voice over IP” in the Netherlands, with the commercial launch of this offer in April 2005 behind the significant increase in tangible assets over 2005.

In this way, on the whole, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues for the HCS Rest of the world sub-segment rose from 10.6% in 2004 on an historical basis (11.0% on a comparable basis) to 15.4% in 2005.

5.3.2.2.2    From gross operating margin to operating income for Home Communication Services (HCS)

For the years ended December 31, 2004 and 2005, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between the GOM and operating income for the HCS segment.

(millions of euros)	Years ended December 31
HCS	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
GOM	7,538	7,602	7,401	(0.8) %	1.9%
Employee profit-sharing	(253)	-	(156)	-	62.2%
Share-based compensation	(92)	-	(212)	-	(56.6) %
Depreciation and amortization	(3,116)	(3,789)	(3,935)	(17.8) %	(20.8) %
Impairment of goodwill	(11)	-	-	-	-
Impairment of non-current assets	(14)	-	10	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring cost	(380)	-	(134)	-	183.6%
Share of profits (losses) of associates	35	-	17	-	105.9%
Operating income	3,707	-	2,991	-	23.9%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Depreciation and amortization - HCS

In 2005, depreciation and amortization totaled an expense of 3,116 million euros, compared with an expense of 3,935 million euros on an historical basis and an expense of 3,789 million euros on a comparable basis in 2004. Thus, this item dropped 20.8% on an historical basis and 17.8% on a comparable basis between the two periods.

On an historical basis, the decline of 819 million euros in depreciation and amortization between 2004 and 2005, included:

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

-	and the negative impact of foreign exchange fluctuations, which amounted to 117 million euros between the two periods, related primarily to the change in the Polish zloty.

This decline was partially offset by changes in the scope of consolidation for 4 million euros, due primarily to the sale of the France Telecom Câble (FTC) cable business and the impact of the full consolidation of the Senegalese subsidiaries.

On a comparable basis, depreciation and amortization dropped 673 million euros between 2004 and 2005, reflecting the end of the amortization of:

-	a significant number of non-current assets within HCS France sub-segment;

-	and the TP S.A. subscriber base (HCS Poland sub-segment).

■	Other operating income and expenses included between the GOM and operating income – HCS

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.3.1.2 “From Group gross operating margin to operating income”.

■	Operating income - HCS

On an historical basis, operating income for HCS segment totaled 3,707 million euros in 2005, an increase of 23.9% over 2,991 million euros in 2004. This change of 716 million euros between the two periods included in particular the combined effect of the growth in GOM and the decrease in depreciation and amortization, which largely offset the increase in restructuring costs (an expense of 380 million euros in 2005, versus an expense of 134 million euros in 2004) and employee profit-sharing (a charge of 253 million euros in 2005, as against a charge of 156 million in 2004).

5.3.2.3    Enterprise Communication Services (ECS)

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

5.3.2.3.1    From revenues to gross operating margin for Enterprise Communication Services (ECS)

■	Financial data and workforce – Enterprise Communication Services (ECS)

For the years ended December 31, 2004 and 2005, the following table presents the financial data and workforce for ECS segment.

(millions of euros)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	7,785	8,227	8,235	(5.4) %	(5.5) %
GOM	1,949	2,024	2,039	(3.7) %	(4.4) %
GOM / Revenues	25.0%	24.6%	24.8%
Operating income	1,166	-	584	-	99.7%
CAPEX	370	386	388	(3.9) %	(4.2) %
CAPEX / Revenues	4.8%	4.7%	4.7%
GOM - CAPEX	1,579	1,638	1,651	(3.6) %	(4.5) %
Average number of employees (full-time equivalents)	16,809	17,024	17,014	(1.3) %	(1.2) %
(1)	See Section 5.7.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

■	Operating indicators – Enterprise Communication Services (ECS)

For the years ended December 31, 2004 and 2005, the table below sets out the operating indicators for ECS segment.

(at end of period)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of Business telephone lines (1) in France (millions)	5.9	-	5.9	-	(0.3)%
Total number of permanent accesses to data networks in France (2)	285.6	-	243.9	-	17.1%
Number of IP-VPN accesses in France (2)	145.3	-	82.4	-	76.4%
Number of IP-VPN accesses worldwide (3)	184.1	-	116.7	-	57.7%
Number of Business Everywhere mobile services users in France (3)	407.8	-	321.7	-	26.8%
(1)	This figure included standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.
(2)	In thousands. Access by customers outside the France Telecom group, excluding carrier market.
(3)	In thousands.

■	Revenues – Enterprise Communication Services (ECS)

For the years ended December 31, 2004 and 2005, the table below shows the revenues by product line of the ECS segment.

(millions of euros)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Business network legacy	4,726	5,536	5,542	(14.6)%	(14.7)%
Advanced business network	1,702	1,442	1,442	18.0%	18.0%
Extended business services	747	645	640	15.8%	16.8%
Other business services	611	604	611	1.1%	(0.2)%
Revenues Enterprise Communication Services	7,785	8,227	8,235	(5.4)%	(5.5)%

Revenues generated by the Enterprise Communication Services segment fell 5.5% on an historical basis and 5.4% on a comparable basis to 7,785 million euros in 2005.

■	Revenues from Business network legacy

On an historical and comparable basis, the downturn in revenues from Business network legacy was linked firstly to the reduction in data legacy revenues and, secondly, the reduction invoice legacy revenues.

Revenues recorded by traditional services, which primarily include leased lines and managed network technologies legacy such as X.25, ATM and Frame Relay, were down 21.4% in 2005 compared with 2004 on a comparable basis. The reduction in data infrastructure legacy revenues, recorded primarily in France, reflected the continued migration of customer enterprise networks over to more recent technologies, notably the replacement of some low and medium-speed analog and digital lines with IP on DSL accesses. The reduction in the total number of leased lines came out at 25.3% between December 31, 2004 and December 31, 2005.

On a comparable basis, the 9.6% reduction in voice legacy revenues (61% of revenues for Business network legacy in 2005) was primarily driven by:

-

the 12.4% reduction in the volume of Business calling services (a reduction both in the market measured at the interconnection and in the France Telecom market share, principally on local calls and fixed-line to mobile calls, with a slowdown over the second half of 2005);

-	the impact of price cuts, primarily linked to discounts given to businesses on their communications and rate cuts at the beginning of the year on fixed-to-mobile calls.

■	Revenues from the Advanced business network

On both an historical and a comparable basis, the steady rise in Advanced business network revenues, up 18.0% between 2004 and 2005, primarily reflected growth in revenues from IP network services.

Revenues from IP network services include IP virtual private networks, Internet accesses and “Voice over IP”. Revenues on IP network services (representing 91% of revenues generated by the Advanced business network in 2005) rose 19.5% in 2006 on a comparable basis, thanks to the higher percentage of IP-VPN solutions. At December 31, 2005, the percentage of permanent data network accesses in France using DSL technologies was up to 67%, compared with 51% a year earlier, with IP-VPN accesses accounting for 51% of the total number of permanent accesses, up from 34% one year earlier.

Outside France, revenues generated by IP services were higher than revenues generated on traditional data services for the first time in 2005.

The revenues from data infrastructure advanced were generated entirely in France and primarily concern xDSL media. These revenues grew rapidly in 2005, compared with 2004, reflecting the migrations over to xDSL technologies and the implementation of the first very high-speed services (Ethernet solutions).

■	Revenues from Extended business services

On a comparable basis, the substantial 15.8% growth in revenues from Extended business services between 2004 and 2005 reflects the development strategy in France and a stronger international position on value-added services, making it possible to provide global, integrated and custom communications solutions. This growth stems primarily from the increase in revenues on professional services, which include project management and certain consulting services, and the increase in revenues from platform services, including messaging services, application infrastructure management, security and machine-to-machine solutions and customer relationship management.

■	Revenues from Other business services

Revenues from Other business services include revenues generated on audiovisual activities, a market in which France Telecom operates through its subsidiary GlobeCast, in addition to revenues recorded on the sale and leasing of network equipment (PBX, IPBX, routers, etc.). Revenues from audiovisual operations remained stable over 2005, while equipment revenues rose 3.6% between 2004 and 2005 on a comparable basis, driven by the trading room equipment business.

■	Gross operating margin – Enterprise Communication Services (ECS)

In 2005, the GOM came to 1,949 million euros, down 4.4% on an historical basis. On a comparable basis, the GOM was down 3.7%. The ratio of GOM to revenues dropped 0.4 points on a comparable basis to 25.0% in 2005. The lower GOM reflected the reduction in revenues for Business network legacy, partially offset by the savings achieved on service fees and inter-operator costs (operators an services thanks to i) the combined impact of the reduction in traffic and lower fixed-line to mobile call termination rates and ii) the reduction in access and network costs outside France within the program to optimize operating expenses.

5.3.2.3.2    From gross operating margin to operating income for Enterprise Communication Services (ECS)

For the years ended December 31, 2004 and 2005, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between the GOM and operating income for the ECS segment.

(millions of euros)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
GOM	1,949	2,024	2,039	(3.7)%	(4.4)%
Employee profit-sharing	(21)	-	(22)	-	(4.5)%
Share-based compensation	(21)	-	(38)
Depreciation and amortization	(477)	(656)	(657)	(27.3)%	(27.4)%
Impairment of goodwill	-	-	(534)	-	ns
Impairment of non-current assets	(191)	-	(184)
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring cost	(73)	-	(32)	-	128.1%
Share of profits (losses) of associates	-	-	12	-	ns
Operating income	1,166	-	584	-	99.7%
(1)	Information on a comparable basis is established with respect to the GOM and depreciation and amortization only.

■	Depreciation and amortization - Enterprise Communication Services (ECS)

Depreciation and amortization totaled an expense of 477 million euros in 2005, down 27.4% on an historical basis and down 27.3% on a comparable basis.

On both an historical and comparable basis, this decrease, representing primarily the decrease in depreciation and amortization within global communication services, reflected the combined effect of optimized investments in recent years and the depreciation of the asset base recorded in 2004.

■	Impairment of non-current assets - Enterprise Communication Services (ECS)

On an historical basis, the impairment of non-current assets came at a loss of 191 million euros in 2005, compared with a loss of 184 million euros in 2004.

In 2005, in line with the “NExT” plan (see Section 5.1.3.1 “The NExT plan (New Experience in Telecommunications)”), the Equant brand acquired during business combinations was abandoned. This brand was subject to a specific impairment or accelerated depreciation and amortization over its residual life, for a loss of 191 million euros in 2005.

In 2004, an impairment of Equant’s tangible and intangible assets was recorded in the amount of 184 million euros after Equant’s short and medium-term outlook was downgraded over the second half of 2004 in relation to the first half of 2004.

■	Other operating income and expenses included between the GOM and operating income - Enterprise Communication Services (ECS)

The other operating costs included between the GOM and operating income are described, for the Group, in section 5.3.1.2 “From Group gross operating margin to operating income”.

■	Operating income - Enterprise Communication Services (ECS)

On an historical basis, operating income for the ECS segment soared 99.7%, from 584 million euros in 2004 to 1,166 million euros in 2005. This growth between the two periods reflected the impact of the decrease in depreciation and amortization combined with the absence of impairment of goodwill in 2005 compared with an expense of 534 million euros in 2004.

5.3.2.3.3    Capital expenditures on tangible and intangible assets for Enterprise Communication Services (ECS)

Capital expenditures on tangible and intangible assets came to 370 million euros in 2005, down 4.2% from 2004 on an historical basis and down 3.9% on a comparable basis.

5.4    CASH FLOWS, SHAREHOLDERS’ EQUITY AND FINANCIAL DEBT

This section is divided into three main parts:

■

An analysis of the France Telecom group’s liquidity and cash flows, discussing organic cash flow, net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities,

■	A presentation of the Group’s shareholders’ equity, and

■	A discussion on the Group’s financial debt and financing ressources.

5.4.1    LIQUIDITY AND CASH FLOWS

For the years ended December 31, 2004, 2005 and 2006, the following table shows the simplified consolidated cash flows for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Net cash provided by operating activities	13,863	13,374	12,697
Net cash used in investing activities	(4,691)	(11,677)	(5,591)
Net cash used in financing activities	(9,271)	(860)	(7,346)
Net change in cash and cash equivalents	(99)	837	(240)
Effect of exchange rate changes on cash and cash equivalents	(28)	107	23
Cash and cash equivalents at beginning of year	4,097	3,153	3,370
Cash and cash equivalents at end of year	3,970	4,097	3,153

Net cash provided by operating activities amounted to 13,863 million euros in 2006, an increase of 489 million euros over 2005 (13,374 million euros). Net cash used in investing activities totaled a need of 4,691 million euros in 2006 (primarily because of the sale of the entire interest (54%) held by France Telecom in PagesJaunes Group), compared with a need of 11,677 million euros in 2005 (based particularly on the acquisition of the Spanish mobile operator Amena). Finally, net cash used in financing activities totaled a need of 9,271 million euros in 2006, compared with a need of 860 million euros in 2005.

For more information, see the “Consolidated statement of cash flows” in the consolidated financial statements and Note 31 to the consolidated financial statements. In addition, the net cash flows for PagesJaunes Group are presented in Note 4 to the consolidated financial statements.

5.4.1.1    Organic cash flow

France Telecom used organic cash flow (for information on the calculation of organic cash flow and the reasons for which France Telecom uses this measure, see Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”) as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see Section 5.10 “Financial glossary”) and excluding proceeds from the sales of investment securities (net of cash transferred).

For the years ended December 31, 2004, 2005 and 2006, the following table calculates the organic cash flow for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Net cash provided by operating activities	13,863	13,374	12,697
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(6,811)	(6,108)	(5,208)
CAPEX of continuing operations (1)	(6,732)	(6,033)	(5,126)
CAPEX of discontinued operations (2)	(24)	(12)	(8)
Telecommunication licenses (1)	(283)	(97)	(7)
Increase (decrease) in amounts due to fixed asset suppliers	228	34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	105	215	199
Organic cash flow	7,157	7,481	7,688
(1)	See Sections 5.2.1.4 and 5.3.1.4 “Group capital expenditures” and Note 3 to the consolidated financial statements.
(2)	Capital expenditures on tangible and intangible assets of PagesJaunes Group (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

Organic cash flow amounted to 7,157 million euros in 2006, higher than the objective of 7 billion euros (6.95 billion euros, an adjusted objective including PagesJaunes Group until its sale on October 11, 2006). The decline of 324 million euros in organic cash flow between 2005 (7,481 million euros) and 2006 (7,157 million euros) is primarily the result of the increase in the Group’s capital expenditures on tangible and intangible assets in the segments driving growth (see Section 5.2.1.4 “Group capital expenditures”).

5.4.1.2    Net cash provided by operating activities

Net cash provided by operating activities amounted to a need of 13,863 million euros in 2006, an increase of 489 million euros over 2005 (a need of 13,374 million euros).

■	Change in net cash provided by operating activities between 2005 and 2006

The table below sets out the change in net cash provided by operating activities between 2005 and 2006 by increase and decrease factors for the France Telecom group.

(millions of euros)	Years ended December 31
Net cash provided by operating activities at December 31, 2005 (historical basis)	13,374
Increase factors:
Increase in the GOM of continuing operations	586
Decrease in interest paid and exchange rates effects on derivatives, net	390
Decrease in income tax paid	205
Decrease factors:
Decrease in the change in total working capital requirement (1)	(982)
Decrease in the GOM of discontinued operations (2)	(102)
Other items (3)	392
Net cash provided by operating activities at December 31, 2006	13,863
(1)	See Section 5.10 “Financial glossary”.
(2)	GOM of PagesJaunes Group (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated financial statements).
(3)	Primarily included the change in the neutralization of the non-monetary items included in the GOM.

■	Change in net cash provided by operating activities between 2004 and 2005

The table below sets forth the change in net cash provided by operating activities between 2004 and 2005 by increase and decrease factors for the France Telecom group.

(millions of euros)	Years ended December 31
Net cash provided by operating activities at December 31, 2004 (historical basis)	12,697
Increase factors:
Increase in the GOM of continuing operations	437
Increase in the change in total working capital requirement (1)	428
Increase in the GOM of discontinued operations (2)	56
Decrease factors:
Increase in payments made for early retirement plan	(127)
Increase in income taxes paid	(49)
Other items	(68)
Net cash provided by operating activities at December 31, 2005 (historical basis)	13,374
(1)	See Section 5.10 “Financial glossary”.
(2)	GOM of PagesJaunes Group (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

5.4.1.3    Net cash used in investing activities

Net cash used in investing activities included: i) the acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers), ii) the acquisitions and sales of investment securities (net of the cash acquired or transferred) and the investments in associates, and iii) the change in marketable securities and other assets.

Net cash used in investing activities totaled a need of 4,691 million euros in 2006, compared with a need of 11,677 million euros in 2005.

■	Acquisitions and sales of property, plant and equipment and intangible assets

For the years ended December 31, 2004, 2005 and 2006, the table below presents the change in acquisition and sales of property, plant and equipment and intangible assets for the France Telecom group.

(millions of euros)	Years ended December 31
Acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	2006	2005 historical basis	2004 historical basis
Acquisitions of property, plant and equipment and intangible assets	(7,039)	(6,142)	(5,141)
CAPEX of continuing operations (1)	(6,732)	(6,033)	(5,126)
CAPEX of discontinued operations (2)	(24)	(12)	(8)
Telecommunication licenses (1)	(283)	(97)	(7)
Increase (decrease) in amounts due to fixed asset suppliers	228	34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	105	215	199
Group total	(6,706)	(5,893)	(5,009)
(1)	See Sections 5.2.1.4 and 5.3.1.4 “Group capital expenditures” and Note 3 to the consolidated financial statements.
(2)	Capital expenditures on tangible and intangible assets of PagesJaunes Group (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

Acquisitions of property, plant and equipment and intangible assets rose sharply to 7,039 million euros in 2006, up from 6,142 million euros in 2005 (see Section 5.2.1.4. “Group capital expenditures”).

■	Acquisitions and sales of investment securities and investments in associates

■	Financial investments

For the years ended December 31, 2004, 2005 and 2006, the table below shows a breakdown of the financial investments for the France Telecom group.

(millions of euros)	Years ended December 31
Financial investments (1)	2006	2005 historical basis	2004 historical basis
Acquisition of 1.7% of Amena	(113)	-	-
Acquisition of 15.8% of Jordan Telecommunications Company (JTC)	(68)	-	-
Acquisition of 99.5% of Diwan Group	(39)	-	-
Acquisition of 77.7% of Amena	-	(6,038)	-
Acquisition of 54.1% of Equant	-	(590)	-
Acquisition of 23.5% of Orange Romania	-	(404)	-
Acquisition of 36.1% of Orange Slovensko	-	(502)	-
Acquisition of 29.1% of Wanadoo S.A.	-	-	(2,373)
Settlement for Equant Contingent Value Rights (CVR) Certificates	-	-	(2,015)
Acquisition of 1.0% of Orange S.A.	-	-	(469)
Other acquisitions	(35)	(69)	(66)
Investments in associates	-	-	(14)
Group total	(255)	(7,603)	(4,937)
(1)	See Section 5.10 “Financial glossary” and Note 4 to the consolidated financial statements.

Financial investments (see Section 5.10 “Financial glossary” and Note 4 to the consolidated financial statements) include the acquisitions of investment securities, net of the cash acquired, and investments in associates.

In 2006, financial investments totaled 255 million euros, primarily for the following:

-

the additional acquisition of 1.7% of the Spanish mobile operator Amena for 113 million euros. In March 2006, in accordance with the commitments made in November 2005 at the time of the acquisition of 79.4% of the Auna stock, France Telecom acquired an additional interest of 0.6% in Auna, which became France Telecom Operadores de Telecomunicaciones S.A. (FTOT), raising its stake to 80.0%. In addition, FTOT acquired 1.4% of the stock in Retevision Movil S.A. (Amena), raising its stake to 99.3%. On July 31, 2006, in accordance with the commitments made in November 2005, the companies FT España, FTOT and Amena merged under FT España. After the merger, France Telecom’s interest in FT España was 79.3%;

-

the acquisition of 15.8% of Jordan Telecommunications Company (JTC), the historical telephone operator in Jordan, for 68 million euros net of cash acquired. On April 4, 2006, France Telecom acquired an additional 12.0% interest in Jitco, the holding entity of Jordan Telecommunications Company (JTC), from Arab Bank. At the end of this transaction, France Telecom held 100.0% of Jitco. Subsequently, on July 5 and November 30, 2006, France Telecom successively acquired 10.0% and 1.0% minus on share of JTC from the Jordanian government. At the end of those transactions, France Telecom held directly or indirectly 51.0% minus one share of JTC. Pursuant to amendments made to the shareholders’ agreement with the Jordanian government, France Telecom controlled and fully consolidated this entity since July 5, 2006. Before that date, France Telecom’s stake in Jordan Telecommunications Company (JTC) was proportionately consolidated;

-	and the acquisition of 99.5% of Diwan Group, a monitoring and integration company specializing in the management of and security for systems, network and telecom infrastructures, for 39 million euros.

In 2005, the financial investments represented 7,603 million euros, primarily for the following:

-

the acquisition of 77.7% of the Spanish mobile operator Amena for 6,038 million euros net of the cash acquired. Under the terms of an agreement signed on July 29, 2005 with the Auna shareholders, France Telecom acquired on November 8, 2005, for the amount of 6,429 million euros in cash, 79.4% of the stock in Auna, a company holding 97.9% of Retevision Movil S.A., the mobile operator with the commercial name of “Amena”. This transactions allowed the French Telecom group to strengthen its integrated operator strategy in Europe so that it is now in a position to launch convergent offers for fixed and mobile broadband in a key European market;

-

the acquisition of all the Equant minority interests for 590 million euros. On February 10, 2005, France Telecom announced that it had signed a final agreement with Equant N.V. for the acquisition of all the assets and liabilities of Equant, its 54.1% subsidiary specializing in global communication services for multinational corporations, for 590 million euros (including 12 million euros in acquisition costs) for the interest not yet held. The sale of the assets was completed on May 25, 2005 for 578 million euros, and Equant N.V. was liquidated on December 31, 2005. This transaction gave France Telecom the possibility to implement its integrated operator strategy in the enterprise services market;

-

the acquisition of all the minority interests of Orange Slovakia for 502 million euros. On November 9, 2005, France Telecom acquired 36.1% of Orange Slovakia for 502 million euros in cash, raising its stake from 63.9% to 100.0%;

-

and the partial acquisition of the minority interests of Orange Romania for 404 million euros. On April 13, 2005, France Telecom acquired 23.5% of Orange Romania for 404 million euros in cash, raising its stake from 73.3% to 96.8%.

■	Proceeds from sales of investment securities

For the years ended December 31, 2004, 2005 and 2006, the following table shows a breakdown of the proceeds from sales of investment securities for the France Telecom group.

(millions of euros)	Years ended December 31
Proceeds from sales of investment securities (net of cash transferred) (1)	2006	2005 historical basis	2004 historical basis
Proceeds from sale of 54.0% of PagesJaunes Group	2,697	-	-
Proceeds from sale of 100.0% of France Telecom Mobile Satellite Communications (FTMSC)	46	-	-
Proceeds from sale of 20.0% of Ypso Holding (cable network operations) (2)	44	311	-
Proceeds from sale of 8.0% of PagesJaunes Group	-	440	-
Proceeds from sale of 36.2% of Tower Participations (company holding TDF)	-	400	-
Proceeds from sale of 27.3% of MobilCom	-	265	-
Proceeds from sale of 5.4% of Intelsat	-	115	-
Proceeds from sale of 36.9% of PagesJaunes Group (3)	-	-	1,443
Proceeds from sale of 100.0% of Orange Denmark	-	-	610
Proceeds from sale of 3.3% of STMicroelectronics	-	-	472
Proceeds from sale of 49.0% of Radianz	-	-	89
Proceeds from sale of 2.3% of Eutelsat	-	-	51
Other proceeds from sales	22	64	50
Group total	2,809	1,595	2,715
(1)	See Section 5.10 “Financial glossary” and Notes 4 and 8 to the consolidated financial statements.
(2)	This minority interest was acquired by the France Telecom group at the time of the sale to Ypso Holding of its cable network operations in March 2005 (see Section 5.3.1.2 “From Group gross operating margin to operating income”).
(3)	Public offer of 36.9% of PagesJaunes Group in July 2004.

The income from the sale of investment securities, net of cash transferred, totaled 2,809 million euros in 2006, up from 1,595 million euros in 2005 (see Notes 4 and 8 to the consolidated financial statements).

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3,287 million euros (net of disposal costs). In 2006, the gain on disposal related to this transaction, which amounted to 2,983 million euros, was reported under consolidated net income after tax of discontinued operations (see Section 5.1.1.2 “Business segments”, Section 5.2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements). After taking into account repayments of current accounts and the cash transferred, the net impact on cash from this sale amounted to 2,697 million euros.

■	Change in marketable securities and other assets

In 2006, marketable securities and other assets rose 539 million euros, after a decline of 224 million euros in 2005.

5.4.1.4    Net cash used in financing activities

Net cash used in financing activities include bond issues and redemptions, and other redemptions and other financing operations. Net cash used in financing activities globally represented a need of 9,271 million euros in 2006, compared with a need for 860 million euros in 2005.

The management of the convenants is described in Note 24 to the consolidated financial statements.

■	Bond issues

The borrowings completed in 2006 amounted to 1,513 million euros, including 928 million euros for bond issues and 585 million euros for other borrowings, compared with 4,132 million euros in 2005, which included 2,485 million euros for bond issues and 1,647 million euros for other borrowings (see Notes 21 and 22 to the consolidated financial statements).

In 2006, borrowings totaling 1,513 million euros primarily represented the following:

-	the April 2006 issue by France Telecom S.A. of a bond for 400 million Swiss franc (254 million euros at the issue) maturing in 2012;

-	the May 2006 issue by France Telecom S.A. of a bond for 250 million pounds sterling (366 million euros at issue) maturing in 2012;

-

the June 2006 issue by France Telecom S.A. of two bonds, one for 250 million Canadian dollars (178 million euros at issue) maturing in 2011, and the other for 200 million Canadian dollars (142 million euros at issue) maturing in 2016;

-	and EMTN (Euro Medium Term Notes) issues for 456 million euros by France Telecom S.A, maturing in 2010 and 2011.

In 2005, borrowings totaling 4,132 million euros primarily included:

-

bond issues in October 2005 by France Telecom S.A. to finance a portion of the acquisition of 77.7% of the Spanish mobile operator Amena, which included a bond for 1 billion euros maturing in 2010 and a bond for 1 billion euros maturing in 2015;

-	the issue by France Telecom S.A. in November 2005 of a bond for 350 million pounds sterling (517 million euros at the issue date) maturing in 2025;

-	and EMTN (Euro Medium Term Notes) issues by France Telecom S.A. maturing in 2007 and 2008 for 1,500 million euros.

■	Bond redemptions and other redemptions

The bond redemptions made in 2006 represented 5,892 million euros, including 3,895 million euros for the bonds and 1,997 million euros for other borrowings, compared with 7,017 million euros in 2005, which included 4,736 million euros for the bonds and 2,281 million euros for other borrowings (see Notes 21 and 22 to the consolidated financial statements).

In 2006, redemptions totaling 5,892 million euros were made for:

-	bond redemptions by France Telecom S.A. in the amount of 2,787 million euros;

-	redemptions of EMTN (Euro Medium Term Notes) by France Telecom S.A. for 1,200 million euros;

-

the redemption of perpetual bonds redeemable for shares (TDIRAs) for 645 million euros, including 42 million euros presented in the item “Equity portion of hybrid debts” (see Note 21 to the consolidated financial statements);

-	and the redemption of a bond by TP Group for 500 million euros.

In 2005, redemptions in the amount of 7,017 million euros were made for the following:

-	redemptions of bonds at par by France Telecom S.A. for 4,403 million euros;

-	redemptions of EMTN (Euro Medium Term Notes) by France Telecom S.A. for 1,714 million euros;

-	and the redemption of perpetual bonds redeemable for shares (TDIRAs) in the amount of 243 million euros, including 21 million euros presented in the item “Equity portion of hybrid debts”.

In addition, the deposits made as part of the in-substance defeasance operations of Orange in the United Kingdom were repaid in 2005 for 574 million euros following the placement of a first demand guarantee (see Notes 17, 19 and 32 to the consolidated financial statements).

Finally, on January 17, 2005, France Telecom acquired 3.57% of the share capital of TP S.A. held until that date by Tele Invest II. The price paid by France Telecom to Tele Invest II amounted to 351 million euros and allowed the company to repay its debt in full (see Notes 4 and 22 to the consolidated financial statements).

■	Other financing operations

Bank overdrafts and short-term loans fell by 1,117 million euros in 2006, after declining by 134 million euros in 2005. In addition, the deposits and other financial assets tied to the debt dropped by 192 million euros in 2006, after falling 493 million euros in 2005.

The exchange rates effects on derivatives, net was a negative impact of 724 million euros in 2006, compared with a positive impact of 77 million euros in 2005.

In 2005, other financing operations also included a capital increase for a total amount of 2,997 million euros, including 2,957 million euros, net of issue costs, as part of the financing for a portion of the acquisition of 77.7% of the Spanish mobile operator Amena (see Note 30 to the consolidated financial statements).

Finally, the dividends paid represented 3,195 million euros in 2006, including 2,602 million euros paid by France Telecom S.A. and 593 million euros paid by the subsidiaries to the minority shareholders, compared with 1,626 million euros paid in 2005, including 1,184 million euros paid by France Telecom S.A. and 442 million euros paid by the subsidiaries to the minority shareholders. The contributions of the minority shareholders totaled a negative amount of 50 million euros in 2006, compared with a positive amount of 16 million euros in 2005.

5.4.1.5    Cash and cash equivalents

Cash and cash equivalents at closing fell 127 million euros between 2005 and 2006 from 4,097 million euros at December 31, 2005 to 3,970 million euros at December 31, 2006. This change was the result of the net change in cash and cash equivalents for a negative impact of 99 million euros and the impact of currency fluctuations on cash and cash equivalents for an unfavourable effect of 28 million euros.

5.4.2    SHAREHOLDERS’ EQUITY

As of December 31, 2006, the French State held directly or indirectly through the ERAP, a state-owned industrial and commercial establishment, 32.4% of the share capital of France Telecom S.A. compared with 32.5% at December 31, 2005 and 42.2% at December 31, 2004 (see Note 30 to the consolidated financial statements).

■	Change in shareholders’ equity between 2005 and 2006

The table below sets forth the change in shareholders’ equity between 2005 and 2006 for the France Telecom group, detailing between shareholders’ equity attributable to equity holders of France Telecom S.A. and minority interests.

(millions of euros)	Years ended December 31
Shareholders’ equity at December 31, 2005 (historical basis)	28,438
Shareholders’ equity attributable to equity holders of France Telecom S.A.	24,860
Minority interests	3,578
Change in shareholders’ equity attributable to equity holders of France Telecom S.A.	1,934
Net income for 2006	4,139
Unrealized foreign exchange gains (losses)	292
Distribution of dividends by France Telecom S.A.	(2,602)
Other changes	105
Change in minority interests	1,266
Shareholders’ equity at December 31, 2006	31,638
Shareholders’ equity attributable to equity holders of France Telecom S.A.	26,794
Minority interests	4,844

For more details, see the “Consolidated statement of changes in shareholders’ equity” in the consolidated financial statements and Note 30 to the consolidated financial statements.

■	Change in shareholders’ equity between 2004 and 2005

The table below sets forth the change in shareholders’ equity between 2004 and 2005 for the France Telecom group, detailing between shareholders’ equity attributable to equity holders of France Telecom S.A. and minority interests.

(millions of euros)	Years ended December 31
Shareholders’ equity at December 31, 2004 (historical basis)	17,683
Shareholders’ equity attributable to equity holders of France Telecom S.A.	14,451
Minority interests	3,232
Change in shareholders’ equity attributable to equity holders of France Telecom S.A.	10,409
Net income for 2005	5,709
Capital increase (acquisition of the Spanish mobile operator Amena) (1)	2,957
Unrealized foreign exchange gains (losses)	1,380
Sale of PTK Centertel securities to TP S.A. (2)	634
Distribution of dividends by France Telecom S.A.	(1,184)
Other changes	913
Change in minority interests	346
Shareholders’ equity at December 31, 2005 (historical basis)	28,438
Shareholders’ equity attributable to equity holders of France Telecom S.A.	24,860
Minority interests	3,578
(1)	Capital increase net of issue costs, completed in September 2005 as part of the financing for a portion of the acquisition of 77.7% of the Spanish mobile operator Amena (see Section 5.4.1.3 “Net cash used in investing activities” and Note 30 to the consolidated financial statements).
(2)	See Note 4 to the consolidated financial statements.

For more details, see the “Consolidated statement of changes in shareholders’ equity” in the consolidated financial statements and Note 30 to the statements.

5.4.3    FINANCIAL DEBT AND FINANCING RESOURCES

For information regarding risks related to France Telecom’s indebtedness, see Item 3. “Key Information – 3.3.1 Risks relating to France Telecom”.

In addition, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of certain risks affecting France Telecom’s debt portfolio, including interest management of the rate risk, foreign currency risk, covenant risk, credit risk, and management of the market risk on shares.

5.4.3.1    Net financial debt

Net financial debt of France Telecom (see Section 5.10 “Financial glossary” and Note 19 to the consolidated financial statements) totaled 42,017 million euros at December 31, 2006, down from 47,846 million euros at December 31, 2005 and 49,822 million euros at December 31, 2004. The reduction in net financial debt from December 31, 2005 to December 31, 2006 was 5,829 million euros.

■	Net financial debt indicators

For the years ended December 31, 2004, 2005 and 2006, the following table analyses the net financial debt indicators for the France Telecom group.

(millions of euros)	Years ended December 31
	2006	2005 historical basis		2004 historical basis
Net financial debt	42,017	47,846		49,822
Weighted average cost of net financial debt	5.91%	6.46%		6.79%
Average maturity of net financial debt (1)	6.7 years	6.4 years		5.6 years
Ratio of net financial debt / Shareholders’ equity	1.33	1.68		2.82
Ratio of net financial debt / GOM	2.27	2.48	(2)(3)	2.78	(3)
(1)	Excluding perpetual bonds redeemable for shares (TDIRAs).
(2)	GOM restated including the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005 (see Section 5.9 “Non-GAAP financial measures”).
(3)	Including the GOM for PagesJaunes Group, a business sold in 2006 (see Section 5.1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

■	Change in net financial debt between 2005 and 2006

The following table shows the change in net financial debt between 2005 and 2006 for the France Telecom group, detailing by increase and decrease factors.

(millions of euros)	Years ended December 31
Net financial debt at December 31, 2005 (historical basis)	47,846
Decrease factors:
Organic cash flow (1)	(7,157)
Proceeds from sale of PagesJaunes Group (net of cash transferred)	(2,697)
Other proceeds from sale of investment securities (net of cash transferred) (2)	(112)
Increase factors:
Dividends paid by France Telecom S.A. (1 euro per share)	2,602
Dividends paid by the subsidiaries to minority shareholders and contributions from minority sharaholders	643
Change in the fair value of the valuation of the price guarantee given to the minority shareholders of FT España (2)	258
Financial investments (3)	255
Redemption of perpetual bonds redeemable for shares (TDIRAs)	132
Other items	247
Net financial debt at December 31, 2006	42,017
(1)	See Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial glossary”and Section 5.4.1.1 “Organic cash flow”.
(2)	See Notes 4, 10, 19 and 32 to the consolidated financial statements.
(3)	See Section 5.4.1.3 “Net cash used in investing activities”.
(4)	See Notes 10 and 21 to the consolidated financial statements.

■	Change in net financial debt between 2004 and 2005

The following table shows the change in net financial debt between 2004 and 2005 for the France Telecom group, detailing by increase and decrease factors.

(millions of euros)	Years ended December 31
Net financial debt at December 31, 2004 (historical basis)	49,822
Decrease factors:
Organic cash flow (1)	(7,481)
Proceeds from sales of investment securities (net of cash transferred) (2)	(1,595)
Deconsolidation of the carryback receivables recognized in respect of 2001 (3)	(1,324)
Increase factors:
Share of the acquisition of 77.7% of Amena financed by debt (4)	3,081
Consolidation of the net financial debt of Amena	2,834
Financial investments excluding Amena acquisition (2)	1,565
Dividends paid by France Telecom S.A. (0.48 euro per share)	1,184
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	426
Other items	(666)
Net financial debt at December 31, 2005 (historical basis)	47,846
(1)	See Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial glossary” and Section 5.4.1.1 “Organic cash flow”.
(2)	See Section 5.4.1.3 “Net cash used in investing activities”.
(3)	Following the restructuring of the contract for the sale of the carryback receivables (see Notes 10, 17 and 31 to the consolidated financial statements).
(4)	The other portion for 2,957 million euros was financed through a capital increase (see Section 5.4.1.4 “Net cash used in financing activities”).

■	Structure and schedule for net financial debt

The table below provides a breakdown of net financial debt by category and repayment schedule:

(millions of euros)	Periods ended December 31
Repayment schedule	2007	2008	2009	2010	2011	2012 and beyond	Total due in more than one year	Total 2006	Total 2005 historical basis	Total 2004 historical basis
Bonds (1)	3,417	4,827	3,816	2,858	3,972	15,356	30,829	34,246	37,510	39,089
Bank loans	2,110	1,562	1,095	689	250	124	3,720	5,830	7,894	5,564
Finance lease liabilities (2)	66	71	95	103	118	1,206	1,593	1,659	1,703	1,709
Derivatives (liabilities) (3)	36	361	522	4	765	179	1,831	1,867	1,654	2,056
Accrued interest payable (4)	1,240	-	-	-	-	-	-	1,240	1,396	1,172
Treasury bills	977	-	-	-	-	-	-	977	1,209	1,293
Bank overdrafts	197	-	-	-	-	-	-	197	166	346
Other financial liabilities (5)	1,254	-	1	-	7	82	90	1,344	1,693	4,216
Gross financial debt (a)	9,297	6,821	5,529	3,654	5,112	16,947	38,063	47,360	53,225	55,445
Derivatives (assets)	41	21	11	29	-	20	81	122	203	240
Cash collateral paid	-	-	-	-	-	459	459	459	639	1,129
Other financial assets	-	-	-	-	-	202	202	202	233	760
Financial assets at fair value	505	-	-	-	-	-	-	505	39	240
Cash and cash equivalents	3,970	-	-	-	-	-	-	3,970	4,097	3,153
Total (b)	4,516	21	11	29	-	681	742	5,258	5,211	5,522
Effective portion of cash flow hedges (6) (c)	(1)	(8)	-	-	(49)	(27)	(84)	(85)	(168)	(101)
Net financial debt (a)-(b)+(c)	4,780	6,792	5,518	3,625	5,063	16,239	37,237	42,017	47,846	49,822
(1)	By convention, the maturity date used for the perpetual bonds redeemable for France Telecom shares (TDIRAs) is their last maturity date (see Note 21 to the consolidated financial statements).
(2)	Finance lease liabilities primarily include:
- liabilities associated with Orange UK’s in-substance defeasance operations, totalling 1,216 million euros at December 31, 2006 (1,214 million euros at December 31, 2005), for which the final settlement payments are due after 2017. At December 31, 2004, this liability was offset in the amount of 564 million euros by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease. These guarantee deposits were reimbursed in 2005 after a first demand guarantee was set up (see Notes 17 and 32 to the consolidated financial statements).
- Orange Switzerland’s liability related to QTE leases, amounting to 116 million euros at December 31, 2006 (146 million euros at December 31, 2005 and 127 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Notes 16 and 17 to the consolidated financial statements).
- France Telecom S.A.’s liability related to QTE leases, amounting to 73 million euros at December 31, 2006 (80 million euros at December 31, 2005 and 69 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 16 to the consolidated financial statements).
(3)	At December 31, 2006, includes the change in value of the price guarantee given to the minority shareholders of FT España amounting to 516 million euros (258 million euros at December 31, 2005) (see Notes 4 and 10 to the consolidated financial statements).
(4)	Excluding derivatives. This line includes accrued interest on perpetual bonds redeemable for shares (TDIRAs) for an amount of 223 million euros (281 million euros at December 31, 2005). This accrued interest was posted under the caption “Other financial liabilities” at December 31, 2004 for an amount of 548 million euros.
(5)	This line item comprises:
- gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,221 million euros at December 31, 2006, 1,210 million at December 31, 2005 and 1,460 million at December 31, 2004);
- commitments to purchase minority interests (put options), amounting to 30 million euros at December 31, 2006 (73 million euros at December 31, 2005 and 547 million euros at December 2004). At December 31, 2005, these commitments related mainly to Amena for 49 million euros. At December 31, 2004, these commitments related mainly to Orange Slovensko for 500 million euros (see Note 32 to the consolidated financial statements);
- at December 31, 2005, the carryback liability corresponding to the contra-entry recorded in relation to the recognition in assets of the carryback receivable sold (1,508 million euros at December 31, 2004) (see Notes 11, 17, 31 and 32 to the consolidated financial statements). This receivable did not qualify for recognition. It was reimbursed in 2006 (see Note 31 to the consolidated financial statements).
(6)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

■	Covenants

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4 to the consolidated financial statements.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio. A fall in the US dollar leads to a decrease in the market value of these off-balance sheet hedging instruments and therefore an increase in the amount of cash collateral paid, and vice-versa. However, the amount of cash collateral fell in 2006 following the maturity of cross-currency swaps contracted to hedge the USD 2 billion bond issue redeemed on March 1, 2006. The cash collateral amounted to 459 million euros at December 31, 2006 (639 million euros at December 31, 2005 and 1,129 million euros at December 31, 2004), and is included under “Other non-current financial assets and derivatives” (see Notes 17 and 32 to the consolidated financial statements).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32 to the consolidated financial statements).

■	Contribution to net financial debt by currency and by entity

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited (see Note 24.2 to the consolidated financial statements).

The following table shows the distribution by currency to the net financial debt.

(equivalent value in millions of euros at the year-end closing rate)					Year ended December 31, 2006
	EUR	USD	GBP	CHF	PLN	Other	Total
Analysis of net financial debt by currency of issue (1)	30,005	5,719	5,587	264	226	216	42,017
Nominal amount of currency derivatives	5,010	(5,689)	(391)	(6)	1,499	(423)	-
Analysis of net financial debt after taking account of derivatives	35,015	30	5,196	258	1,725	(207)	42,017
(1)	Including the market value of derivatives in local currency.

The following table shows the distribution by entity to the net financial debt.

(equivalent value in millions of euros at the year-end closing rate)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
France Telecom S.A.	35,502	40,471	45,126
TP Group	1,869	2,092	1,863
FT España	1,832	2,797	(21	)(1)
Other (2)	2,814	2,486	2,854
Total	42,017	47,846	49,822
(1)	Excluding Amena, acquired in 2005 (see Note 4 to the consolidated financial statements).
(2)	At December 31, 2006 including 1,180 million euros in net financial debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,170 million euros at December 31, 2005 and 1,419 million euros at December 31, 2004).

5.4.3.2    Financing resources

■	Bonds, bank borrowings and derivatives

Bonds, bank borrowings and derivatives are described respectively in Notes 21, 22 and 23 to the consolidated financial statements.

■	Cash and cash equivalents and financial assets at fair value

Cash and cash equivalents and financial assets at fair value included in net financial debt are as follows:

(in millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Term deposits	232	518	662
Certificates of deposit	904	1,490	840
Treasury bills	-	56	339
Mutual funds (SICAV and FCP)	1,499	-	-
Other	59	106	125
Cash equivalents (a)	2,694	2,170	1,966
Banks (b)	1,276	1,927	1,187
Total cash and cash equivalents (a) + (b) = (c)	3,970	4,097	3,153
Financial assets at fair value (1) (d)	505	39	240
Total cash and cash equivalents and financial assets at fair value (c) + (d)	4,475	4,136	3,393
(1)	See Note 17 to the consolidated financial statements.

5.5    OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2006, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this section, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule regarding commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

	Schedule regarding commitments and contractual obligations reflected on the balance sheet at December 31, 2006
(millions of euros)	Note to the consolidated financial statements	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Gross financial debt (1)	19	47,360	9,297	12,350	8,766	16,947
o/w: Credit line drawdowns (2)	22	2,664	285	1,775	484	120
Bonds convertible, exchangeable and redeemable into shares and TDIRAs (3)	19 and 21	4,484	-	1,098	-	3,386
Finance leases	19	1,659	66	166	221	1,206
Amena price guarantee	4, 10 and 19	516	-	516	-	-
Early retirement plans (4)	28	2,459	895	682	490	392
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs	21	1,270	-	97	-	1,173
Total		51,089	10,192	13,129	9,256	18,512
(1)	Not including future interest payments.
(2)	Before accounting for the impact of financial instruments.
(3)	Maximum amounts assuming no conversion or exchange.
(4)	Amounts before discounting.

5.5.1    INVESTMENT, PURCHASE AND LEASING COMMITMENTS

	Payments due by maturity at December 31, 2006
(millions of euros)	Note to the consolidated financial statements	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Operating lease commitments	32.1.1	6,754	1,227	2,176	1,882	1,469
Investment commitments	32.1.2
- TP Group investments		885	885	-	-	-
- other investments		1,351	982	129	0	240
Commitments related to the purchase and leasing of goods and services	32.1.3	3,095	1,557	875	337	326
Total		12,085	4,651	3,180	2,219	2,035

5.5.1.1    Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2006:

	At December 31, 2006
(millions of euros)	Finance leases (1)	Operating leases (2)
2007	120	1,227
2008	126	1,122
2009	155	1,054
2010	155	970
2011	154	912
2012 and beyond	1,350	1,469
Total minimum future lease payments (3)	2,060	6,754
Less interest payments	(401)	-
Net present value of minimum commitments	1,659	6,754
(1)	Included in financial debt (see Note 19 to the consolidated financial statements).
(2)

Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(3)

Includes 189 million euros of lease payments corresponding to the Orange Switzerland and FT SA QTE Leases, for which deposits have already been provided (see Notes 16 and 17 to the consolidated financial statements).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. The Group may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 327 million euros at December 31, 2006 (325 million at December 31, 2005).

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2006 amounted to 1,270 million euros (1,140 million euros for the year ended December 31, 2005).

5.5.1.2    Investment commitments

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, the Group may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities. The Group may also be required to pay further fixed or variable user fees on expiry of these licenses.

Moreover, in certain exceptional cases, the Group is committed to carry out or to vote in favor of valued investment programs. These include:

•

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2006, the amount remaining to be invested by TP Group under this program amounted to 885 million euros.

•

FT España is committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. At December 31, 2006, the residual amount of this commitment was 292 million euros.

5.5.1.3    Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2006, relate to the following:

PART I The purchase of transmission capacity for an overall amount of 1,305 million euros, of which 840 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

PART II purchases of mobile telephony equipment for an aggregate amount of 244 million euros; and,

PART III maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 206 million euros.

5.5.2    GUARANTEES

	Commitments due by maturity at December 31, 2006
(millions of euros)	Note to the consolidated financial statements	Total/ Ceiling	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012

Guarantees given to third parties by France Telecom

-in the ordinary course of business (1)	32.2.1	35	19	1	3	12

-in relation to disposals (2)	32.2.2	1,596	665	923	8	-

-France Telecom S.A. QTE leases	32.2.3	1,521	0	63	17	1,441
Total		3,152	684	987	28	1,453
(4)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.
(5)	Capped guarantees.

At December 31, 2006, France Telecom no longer had any commitments to financial institutions in connection with carry-back receivables.

5.5.2.1    Guarantees given in the ordinary course of business

The Group’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22 to the consolidated financial statements.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 to the consolidated financial statements (“Assets covered by commitments”). No material guarantees have been granted by the Group to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

5.5.2.2    Guarantees granted on disposals

■	Asset and liability warranties

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to the Group’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 2006
(millions of euros)	Beneficiary	Total ceiling	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012

Asset/investment sold

- TDF (1)	Tower Participations and subsidiaries	641	-	641	-	-

- Casema (1)	Cable Acquisitions	250	-	250	-	-

- Orange Denmark (1)	TeliaSonera	91	91	-	-	-

- Cable activities (1)	Ypso	76	76	-	-	-

- Other	Divers	88	48	32	8	-
(6)	At December 31, 2006, the only specific guarantees outstanding were given in relation to taxation, social security, environmental law and competition law.

■	Other warranties

On the disposal of PagesJaunes Group to Mediannuaire (see Note 4 to the consolidated financial statements), France Telecom warranted that, to its knowledge, the financial information published by PagesJaunes for the 2005 financial year and the first-half of 2006 did not contain any material omissions or inaccuracies, and that France Telecom had not itself deliberately omitted to disclose to the public any material information concerning PagesJaunes, which, had it been made public on the date of the disposal, would have had a significant negative impact on the share price of PagesJaunes. France Telecom has undertaken to compensate Mediannuaire for any loss that may be suffered by PagesJaunes should these warranties prove untrue, within a maximum limit of 450 million euros.

5.5.2.3    France Telecom S.A. QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2006, these guarantees represented 1,521 million.

5.5.3    COMMITMENTS IN RESPECT OF SECURITIES

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt.

5.5.3.1    Commitments to purchase shares of entities that are not fully consolidated

At December 31, 2006, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2006, the principal commitment concerned Mobinil.

	Maximum commitments due by maturity at December 31, 2006
(millions of euros)	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Conditional commitments to acquire or subscribe to securities (1)	397	0	0	35	362
(4)

When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

■	Mobinil (Egypt)

The shareholders’ agreement which governs relationships between Orange and Orascom provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares (see Note 32.3.2 to the consolidated financial statements). With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange). On this basis, France Telecom’s maximum commitment at December 31, 2006 would amount to 340 million euros.

5.5.3.2    Commitments to sell securities

At December 31, 2006 and 2005, there were no firm commitments to sell securities as part of current disposal programs.

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries contingent on certain conditions. At December 31, 2006, France Telecom’s main commitments in this respect were as follows:

■	Mobinil (Egypt)

The shareholders’ agreement which governs relationships between Orange and Orascom provides that in the event of serious disagreement between the parties (which concept is restrictively defined in the shareholders’ agreement), each party shall have a call option over the other party’s shares. The exercise price of these call options may not be less than the market value of the shares, determined on the basis of ECMS’s share price (see Note 32.3.1 to the consolidated financial statements). If exercised, the other party may either agree to sell its shares or make a counter-offer based on a bidding mechanism described in the shareholders’ agreement. The auction process is carried on as long as the party receiving an offer decides to make a counter offer.

The shareholders’ agreement also provides that in the event of a change of control of one of the parties, the other party shall have a call option over its shares. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. The exercise price of these options is equal to 115% of the market value.

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

5.5.3.3    Other commitments

■	TDF

On January 31, 2007, France Telecom’s former co-shareholders of Tower Participations sold their holding in the company. In 2002, when TDF was sold to Tower Participations, France Telecom and its former co-shareholders of Tower Participations entered into an agreement to share the capital gains generated on their investment in Tower Participations. The agreement was amended in 2005 when France Telecom sold its 36.2% holding in Tower Participations. Under the terms of this agreement, France Telecom received an additional price of 254 million euros in January 2007. In addition, the 53 million euro gain deferred in 2005 due to the risk of repayment under profit-sharing arrangement will be recognized in 2007.

■	TP SA

As part of the settlement signed on October 4, 2004 by France Telecom and Kulczyk Holding, France Telecom undertook to pay additional compensation, capped at 110 million euros, if the average share price of TP SA shares on the Warsaw stock exchange exceeds 56 zlotys per share for a period of 60 consecutive days between October 12, 2004 and July 6, 2006. These conditions have not been fulfilled and the undertaking has lapsed.

The Polish State has undertaken to grant a preferential right of purchase to France Telecom and Kulczyk Holding for up to 10% of TP SA’s share capital if it sells its TP SA shares as part of a public offer. At December 31, 2006, less than 4% of TP SA’s share capital was directly held by the Polish government.

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

France Telecom is also required to pay (i) any training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are applied for private sector employees moving to the public sector.

The impact of these provisions depends on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the associated costs are provisioned when it is probable or certain that these staff transfers will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2006, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 220 million euros, of which 20 million euros is covered by a provision at December 31, 2006.

■	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 1.4 million hours at December 31, 2006.

In accordance with the accounting policies set out in Note 2 to the consolidated financial statements, at December 31, 2006 no provisions were recognized relating to statutory training rights in France Telecom’s financial statements.

5.5.5    ASSETS COVERED BY COMMITMENTS

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2006.

		Year ended

(millions of euros)	Note to the consolidated financial statements	December 31, 2006	December 31, 2005	December 31, 2004
Assets held under finance leases	32.5.1	627	693	789
Non-current pledged or mortgaged assets	32.5.2	542	740	1,410
Collateralized current assets		114	104	160
Outstanding sold receivables(1)		2,823	2,736	2,870
Total		4,106	4,273	5,229
Pledged consolidated shares		89	61	96
(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

5.5.5.1    Assets held under finance leases

The amount of assets held under finance leases includes, notably, 282 million euros in respect of Orange UK’s in-substance defeasance operation at December 31, 2006 (330 million euros at December 31, 2004).

5.5.5.2    Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

	Year ended December 31, 2006
(millions of euros)	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,713	N/A
Property, plant and equipment, net	21	28,222	0%
Other non-current financial assets and derivatives	521	987	53%
Other (1)	0	40,465	N/A
Total non-current assets	542	88,387	1%
(5)	This item includes net goodwill, interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2006, the main assets pledged or given as collateral consisted of 459 million euros in cash collateral which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with those banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. The amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio of France Telecom S.A. The amount of cash collateral fell in 2006 following the maturity of cross-currency swaps contracted to hedge the USD 2 billion bond issue redeemed on March 1, 2006 (see Note 19 to the consolidated financial statements).

5.6    CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

France Telecom’s discussion and analysis of its financial condition and results of operations are based upon France Telecom’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union at December 31, 2006. There are no differences between International Financial Reporting Standards as adopted by the European Union (“IFRS”) and International Financial Reporting Standards as published by the IASB, as applied by France Telecom. France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of its financial statements. France Telecom bases its estimates on its experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities. Actual results may differ significantly from these estimates.

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

Accounting for long-lived assets

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement. As at December 31, 2006, 2005 and 2004, under IFRS, total Property, plant and equipment amounted to 28.2 billion euros, 28.6 billion euros and 26.5 billion euros, respectively, and total intangibles assets (mainly telecom licences, trademarks, customer relationships and rights of use) amounted to 18.7 billion euros, 18.9 billion euros and 15.6 billion euros, respectively. Other intangible assets and property, plant and equipment are depreciated on a basis that reflects the order in which their future economic benefits are expected to be consumed.

In the case of an other-than-temporary decline in the recoverable amount (the higher of the fair value less costs to sell and the value in use) of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period, an impairment loss is recognized. The determination of such impairments involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment. Among impairment indicators, France Telecom typically considers obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators.

In the light of those indicators, the depreciation tests are realized for the individual assets, except if these assets do not generate cash inflows that are largely independent. A cash generating unit (CGU) is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. The recoverable value is then estimated at the CGU level, except if:

-	the fair value less cost to sales of the individual asset is above its carrying value,

-	or the value in use of this asset can be estimated as being close to the fair value less cost to sell, when the fair value is available.

Considering the type of assets and the nature of the activities, most of the France Telecom assets do not generate independent cash flows from those attached to the CGU. When an asset or a group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is often determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

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

Goodwill

The value of goodwill is dependent on the allocation of the purchase price over the Group’s corresponding equity in the fair value on the underlying assets acquired and the liabilities assumed at the date of acquisition. Such allocation is based on management’s judgment. As of December 31, 2006, 2005 and 2004, under IFRS, the net book value of goodwill amounted to approximately 31.5 billion euros, 33.7 billion euros and 27.6 billion euros, respectively.

Under both IFRS and US GAAP, goodwill is not amortized but is reviewed for impairment at least annually. However, there may be differences in the recognition and amount of impairment charges between IFRS and US GAAP, due primarily to the following factors:

-	The reporting units (“RU”) to which goodwill is allocated under US GAAP may differ from groups of Cash Generating Units (“CGU”) to which goodwill is allocated under IFRS

-	Under US GAAP, the impairment test is based on fair value mainly, whereas under IFRS, it is based on recoverable value (the higher of fair value less costs to sell and value in use)

-	The goodwill impairment methodology may differ due to differences in methods of consolidation (or way to account for investments e.g TP) under both sets of GAAP

-

The carrying amounts of RU/CGU may differ due to prior impairment recorded in one set of GAAP only, or difference in the goodwill reallocation upon change in the reporting structures, as well as differences in accounting principles.

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

-

cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market; and

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

A sensitivity analysis of the recoverable amount to a change in the perpetual growth rate or discount rate is provided in Notes 1 and 7 to the consolidated financial statements.

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

For a discussion of differences between IFRS and US GAAP in accounting for goodwill, see section 5.8 “Information Related to U.S. Generally Accepted Accounting Principles (“US GAAP”)” and Note 37 to the Financial Statements.

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

As of December 31, 2006, 2005 and 2004, France Telecom recorded deferred tax assets under IFRS amounting to approximately 6.5 billion euros, 7.3 billion euros and 7.5 billion euros, respectively, net of deferred tax liabilities. These balances consist primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and loss carry-forwards losses mainly related to France Telecom S.A., the parent company. The realization of deferred tax assets is reviewed by France Telecom’s management using each entity’s tax results forecast based on budgets and strategic plans. Deferred tax assets are recognized only when their recovery is considered as probable. The probability of recovering the deferred tax assets might change considering several factors which are mainly composed of the following:

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

At December 31, 2006, unrecognized deferred tax assets for France Telecom Group amounted to 6.4 billion euros under IFRS.

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

Multiple-element arrangements

France Telecom’s policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with EITF issue No. 00-21, “Revenue arrangements with Multiple Deliverables” and IFRS 18.13. Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (1) it has value to the customer on a standalone basis and (2) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

When a delivered item does not qualify as a separate unit of accounting, arrangement consideration allocable to that item is combined with the amount allocable to other undelivered items within the arrangement. For example, France Telecom may charge connection fees to the customer as part of some arrangements for telecommunications service. Connection fees are not considered a separate unit of accounting as they do not have value for the customer on a standalone basis. The amount received for these fees is thus reallocated to the subsequent service to be delivered and is recognized in revenue as the service is rendered.

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

Share based payment

France Telecom has various types of share based compensation plans for employees. The fair value of stock options, employee share issues and share grants without consideration is determined at the grant date. The fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions. Those assumptions are described in Note 27 to the consolidated financial statements and include, among others expected volatility, the expected option term and the expected dividend payout rate. The assumption of volatility has been set by reference to the implied volatility of options available on France Telecom shares in the open market and in light of historical patterns of volatility, whereas the expected option term is estimated by observing general option holder behavior and actual historical terms of France Telecom option programs. Changes in valuation assumptions may significantly affect the expense recorded in the income statement.

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

5.7	TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impacts of changes in method, scope of consolidation and foreign exchange on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended. The data on a comparable basis are not intended to replace the historical data for the year ended or the previous periods.

5.7.1    TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS FOR 2005

The method used is to apply to the 2005 data the methods and scope of consolidation for 2006 and the foreign exchange rates used for the 2006 income statement.

■	France Telecom group - 2005

■	Principal operating indicators – 2005

The following table shows for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the France Telecom group.

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	GOM (1)	Depreciation & amortization	CAPEX (2)	GOM - CAPEX (1)	Average nber of employees
Historical data at December 31, 2005	48,082	17,953	(7,024)	6,033	11,920	191,775
Changes in scope of consolidation	2,908	1,024	(354)	450	574	3,473
Newly consolidated companies	2,978	1,032	(362)	456	576	3,823
Acquisition of Amena	2,669	894	(318)	416	478	1,753
Full consolidation of Sonatel and its subsidiaries (Senegal and Mali)	125	84	(18)	26	58	119
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries (Jordan)	125	58	(25)	13	45	1,033
Other	59	(4)	(1)	1	(5)	918
Companies no longer consolidated	(70)	(8)	8	(6)	(2)	(350)
Sale of France Telecom Câble (FTC)	(36)	(5)	6	(3)	(2)	(152)
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(24)	-	2	(2)	2	(40)
Other	(10)	(3)	-	(1)	(2)	(158)
Other changes	-	-	(413)	-	-	-
Amortization of the customer bases of Amena, Sonatel, JTC and their subsidiaries	-	-	(413)	-	-	-
Foreign exchange fluctuations (3)	115	62	(30)	20	42	-
Polish zloty	148	66	(35)	25	41	-
US dollar	(27)	(2)	4	(4)	2	-
Other currencies	(6)	(2)	1	(1)	(1)	-
Data on a comparable basis at December 31, 2005	51,105	19,039	(7,821)	6,503	12,536	195,248

(1) See Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”.

(2)	See Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial glossary” and Note 3 to the consolidated financial statements.
(3)	Impact of foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

■	Operating expenses included in the GOM – 2005

The following table presents for year 2005 the transition from historical data to data on a comparable basis for operating expenses included in the GOM of the France Telecom group.

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	OPEX exc. labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Historical data at December 31, 2005	48,082	(21,665)	(8,464)	17,953
Changes in scope of consolidation	2,908	(1,763)	(121)	1,024
Foreign exchange fluctuations (1)	115	(42)	(11)	62
Data on a comparable basis at December 31, 2005	51,105	(23,470)	(8,596)	19,039
(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

■	Details of the transition from data on an historical basis to data on a comparable basis - 2005

The variations included in the transition from data on an historical basis to data on a comparable basis for 2005 included:

-	the changes in scope of consolidation, primarily the following impacts:

-

the acquisition of the Spanish mobile operator Amena (PCS Spain sub-segment) on November 8, 2005 (see Section 5.4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements), effective January 1, 2005 in data on a comparable basis;

-

the full consolidation of Sonatel (HCS Rest of the world sub-segment) and its subsidiaries Sonatel Mobiles and Ikatel (PCS Rest of the world sub-segment) on July 1, 2005, effective as of January 1, 2005 in data on a comparable basis. Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel has been fully consolidated since July 1, 2005. Before that date, France Telecom’s stake in Sonatel had been consolidated using the proportionate method (see Note 4 to the consolidated financial statements);

-

the full consolidation of Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective as of July 1, 2005 in data on a comparable basis. After the increase in the direct and indirect holding in Jordan Telecommunications Company (JTC) on April 4, then on July 5 and November 30, 2006, and pursuant to the amendments made to the shareholders’ agreement with the Jordanian government, Jordan Telecommunications Company (JTC) has been fully consolidated since July 5, 2006. Before that date, France Telecom’s stake in Jordan Telecommunications Company (JTC) had been proportionately consolidated (see Section 5.4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements);

-	the sale of France Telecom Câble (FTC, HCS France sub-segment) on March 31, 2005 (see Note 4 to the consolidated financial statements), effective as of January 1, 2005 in data on a comparable basis;

-

and the sale of France Telecom Mobile Satellite Communications (FTMSC, HCS France sub-segment) on October 31, 2006 (see Note 4 to the consolidated financial statements), effective as of November 1, 2005 in data on a comparable basis;

-

other changes, with the impact at Group level of the amortization of the customer bases of i) Amena (following the acquisition of the company) on November 8, 2005, effective January 1, 2005 in data on a comparable basis, ii) Sonatel and its subsidiaries (following the full consolidation of Sonatel) on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and iii) Jordan Telecommunications Company (JTC) and its subsidiaries (following the full consolidation of JTC) on December 1, 2006, effective December 1, 2005 in data on a comparable basis;

-	and foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

■	Personal Communication Services (PCS) – 2005

The table below sets out for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the PCS segment.

(millions of euros)	Changes (unaudited) in contributive data
PCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2005	23,535	8,471	(3,436)	3,130	5,341	35,080
Changes in scope of consolidation	2,794	955	(332)	438	517	1,899
Acquisition of Amena	2,674	894	(318)	416	478	1,753
Full consolidation of the Sonatel subsidiaries (Senegal and Mali)	78	48	(6)	14	34	10
Full consolidation of the subsidiaries of Jordan Telecommunications Company (JTC) (Jordan)	42	13	(8)	8	5	136
Other changes	8	(2)	(391)	(23)	21	(68)
Amortization of the customer bases of Amena and the Sonatel and JTC subsidiaries	-	-	(393)	-	-	-
Other	8	(2)	2	(23)	21	(68)
Foreign exchange fluctuations (1)	44	17	(7)	8	9	-
Data on a comparable basis at December 31, 2005	26,381	9,441	(4,166)	3,553	5,888	36,911
(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

■	Home Communication Services (HCS) – 2005

The table below sets forth for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the HCS segment.

(millions of euros)	Changes (unaudited) in contributive data
HCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2005	22,534	7,538	(3,116)	2,537	5,001	139,886
Changes in scope of consolidation	142	66	(23)	13	53	813
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries (Jordan)	91	44	(17)	5	39	896
Full consolidation of Sonatel (Senegal)	81	35	(12)	13	22	109
Sale of France Telecom Câble (FTC)	(36)	(5)	6	(3)	(2)	(152)
Other	6	(8)	-	(2)	(6)	(40)
Other changes	161	58	(45)	28	30	718
Transfer of the call center outsourcing contracts (1)	92	-	-	-	-	-
Amortization of the customer bases of Sonatel, JTC and their subsidiaries	-	-	(20)	-	-	-
Other (2)	69	58	(25)	28	30	718
Foreign exchange fluctuations (3)	94	44	(25)	14	30	-
Data on a comparable basis at December 31, 2005	22,931	7,706	(3,209)	2,592	5,114	141,417
(1)	Transfer of the call center outsourcing contracts from the PCS segment to the HCS segment.
(2)	Primarily the impact of other internal reorganizations between business segments with no impact at the Group level.
(3)	Impact of foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

■	Enterprise Communication Services (ECS) – 2005

The table below shows for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the ECS segment.

(millions of euros)	Changes (unaudited) in contributive data
ECS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2005	7,785	1,949	(477)	370	1,579	16,809
Changes in scope of consolidation	18	-	-	-	-	95
Other changes	263	(53)	23	(6)	(47)	16
Transfer of the PABX activity(1)	234	2	(4)	4	(2)	149
Other (2)	29	(55)	27	(10)	(45)	(133)
Foreign exchange fluctuations(3)	(20)	1	3	(2)	3	-
Data on a comparable basis at December 31, 2005	8,046	1,897	(451)	362	1,535	16,920
(1)	Transfer of the PABX (Private Automatic Branch eXchange) activity from the HCS segment to the ECS segment.
(2)	Primarily the impact of other internal reorganizations between business segments with no impact at the Group level.
(3)	Impact of the foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

5.7.2    TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS FOR 2004

The method used is to apply to the data for 2004 the methods and scope of consolidation for 2005, as well as the average exchange rates used for the income statement for 2005.

■	France Telecom group - 2004

■	Principal operating indicators – 2004

The following table shows for year 2004 the transition from historical data to data on a comparable basis for the principal operating indicators of the France Telecom group.

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	GOM (1)	Depreciation & amortization	CAPEX (2)	GOM - CAPEX (1)	Average nber of employees
Historical data at December 31, 2004	45,285	17,516	(7,980)	5,126	12,390	199,547
Changes in scope of consolidation	353	156	(14)	157	(1)	180
Newly consolidated companies	665	209	(90)	191	18	1,485
Acquisition of Amena	496	116	(65)	119	(3)	368
Full consolidation of Sonatel and its subsidiaries (Senegal and Mali)	115	72	(18)	36	36	448
International subsidiaries of PCS Rest of World and HCS Rest of World	31	14	(3)	4	10	168
Other	23	7	(4)	32	(25)	501
Companies no longer consolidated	(312)	(53)	76	(34)	(19)	(1,305)
Sale of Orange Denmark	(194)	(28)	57	(12)	(16)	(543)
Sale of France Telecom Câble (FTC)	(101)	(26)	18	(18)	(8)	(493)
Other	(17)	1	1	(4)	5	(269)
Other changes	831	(50)	290	6	(56)	-
End of the “Bill & Keep” system	846	(43)	-	-	(43)	-
Extension of useful life of certain non-current assets	-	-	290	-	-	-
Other	(15)	(7)	-	6	(13)	-
Foreign exchange fluctuations (3)	476	229	(135)	89	140	-
Polish zloty	508	234	(140)	87	147	-
Pound sterling	(50)	(14)	12	(5)	(9)	-
Egyptian pound	31	15	(4)	4	11	-
Other currencies	(13)	(6)	(3)	3	(9)	-
Data on a comparable basis at December 31, 2004	46,945	17,851	(7,839)	5,378	12,473	199,727
(1)	See Section 5.9 “Non-GAAP financial measures” and Section 5.10 “Financial glossary”.
(2)	See Section 5.9 “Non-GAAP financial measures”, Section 5.10 “Financial glossary” and Note 3 to the consolidated financial statements.
(3)	Impact of foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

■	Operating expenses included in the GOM – 2004

The following table presents for year 2004 the transition from historical data to data on a comparable basis for operating expenses included in the GOM of the France Telecom group.

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	OPEX exc. labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Historical data at December 31, 2004	45,285	(19,195)	(8,574)	17,516
Changes in scope of consolidation	353	(216)	19	156
Other changes (1)	831	(881)	-	(50)
Foreign exchange fluctuations (2)	476	(179)	(68)	229
Data on a comparable basis at December 31, 2004	46,945	(20,471)	(8,623)	17,851
(1)	Impact primarily of the end of the “Bill & Keep” system on January 1, 2005, effective as of January 1, 2004 in data on a comparable basis.
(2)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

■	Details of the transition from data on an historical basis to data on a comparable basis - 2004

The variations included in the transition from data on an historical basis to data on a comparable basis for 2004 included:

-	the changes in scope of consolidation, primarily the impacts of the following:

-

the acquisition of the Spanish mobile operator Amena (PCS Spain sub-segment) on November 8, 2005 (see Section 5.4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements), effective as of November 1, 2004 in data on a comparable basis;

-

the full consolidation of Sonatel (HCS Rest of the world sub-segment) and its subsidiaries Sonatel Mobiles and Ikatel (PCS Rest of the world sub-segment) on July 1, 2005, effective as of January 1, 2005 on a comparable basis. Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel has been fully consolidated since July 1, 2005. Before that date, France Telecom’s stake in Sonatel had been consolidated using the proportionate method (see Note 4 to the consolidated financial statements);

-

the consolidation of the entities controlled or under the notable influence of the international subsidaries Wanadoo Jordan, Vanuatu Telecom Ltd (HCS Rest of the world sub-segment) and Getesa (PCS Rest of the world sub-segment) on January 1, 2005, effective as of January 1, 2004 in data on a comparable basis, and of the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd (HCS Rest of the world sub-segment) on November 1, 2005, effective as of November 1, 2004 in data on a comparable basis. The consolidation of the entities controlled or under notable influence is the result of the implementation of the IFRS;

-	the sale of Orange Danemark (PCS Rest of the world sub-segment) on October 1, 2004 (see Note 4 to the consolidated financial statements), effective as of January 1, 2004 in data on a comparable basis;

-	and the sale of France Telecom Câble (FTC, HCS France sub-segment) on March 31, 2005 (see Note 4 to the consolidated financial statements), effective as of April 1, 2004 in data on a comparable basis;

-	other changes, primarily the impacts of the following:

-

the end of the “Bill & Keep” system on January 1, 2005, effective as of January 1, 2004 in data on a comparable basis. In 2004, as in previous years, the invoicing between mobile operators in France was carried out under the “Bill & Keep” system. Under the “Bill & Keep” system, the mobile operator invoiced the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a portion as remuneration for access to the terminal of the third-party operator’s mobile network. The “Bill & Keep” system ended on January 1, 2005. The end of the “Bill & Keep” system resulted in 2005 in an increase in revenues and the recognition of service fees and inter-operators costs in an amount slightly higher than revenues;

-

and the review of the useful life of non-current assets. As part of closing the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS, a review of the useful life of non-current assets was conducted for the whole Group. The principal impacts in 2005 of this review conducted in the Group’s companies were an extension of the useful life of certain classes of non-current assets, and a reduction in depreciation and amortization;

-	and the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

■	Personal Communication Services (PCS) – 2004

The table below sets out for year 2004 the transition from historical data to data on a comparable basis for the principal operating indicators of the PCS segment.

(millions of euros)	Changes (unaudited) in contributive data
PCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2004	20,564	8,076	(3,388)	2,695	5,381	34,197
Changes in scope of consolidation	387	137	(17)	159	(22)	(60)
Acquisition of Amena	496	116	(65)	119	(3)	368
Full consolidation of the Sonatel subsidiaries (Senegal and Mali)	64	36	(5)	22	14	41
Sale of Orange Denmark	(197)	(26)	57	(12)	(14)	(543)
Other	24	11	(4)	30	(19)	74
Other changes	832	(40)	31	-	(40)	-
End of “Bill & Keep” system	846	(43)	-	-	(43)	-
Extension of useful life of certain non-current assets	-	-	31	-	-	-
Others	(14)	3	-	-	3	-
Foreign exchange fluctuations (1)	130	52	(20)	35	17	-
Data on a comparable basis at December 31, 2004	21,913	8,225	(3,394)	2,889	5,336	34,137
(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

■	Home Communication Services (HCS) – 2004

The table below sets forth for year 2004 the transition from historical data to data on a comparable basis for the principal operating indicators of the HCS segment.

(millions of euros)	Changes (unaudited) in contributive data
HCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2004	22,440	7,401	(3,935)	2,051	5,350	148,336
Changes in scope of consolidation	(4)	21	4	(2)	23	313
Sale of France Telecom Câble (FTC)	(102)	(26)	18	(18)	(8)	(493)
Full consolidation of Sonatel (Senegal)	78	37	(12)	14	23	407
Other	20	10	(2)	2	8	399
Other changes	(2)	5	259	(2)	7	(83)
Extension of useful life of certain non-current assets	-	-	259	-	-	-
Other	(2)	5	-	(2)	7	(83)
Foreign exchange fluctuations (1)	366	175	(117)	56	119	-
Data on a comparable basis at December 31, 2004	22,800	7,602	(3,789)	2,103	5,499	148,566
(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

■	Enterprise Communication Services (ECS) – 2004

The table below shows for year 2004 the transition from historical data to data on a comparable basis for the principal operating indicators of the ECS segment.

(millions of euros)	Changes (unaudited) in contributive data
ECS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2004	8,235	2,039	(657)	388	1,651	17,014
Changes in scope of consolidation	(7)	1	1	(1)	2	(124)
Other changes	-	(16)	-	-	(16)	134
Foreign exchange fluctuations (1)	(1)	-	-	(1)	1	-
Data on a comparable basis at December 31, 2004	8,227	2,024	(656)	386	1,638	17,024
(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

5.8	INFORMATION RELATED TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

5.8.1    SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The results of France Telecom are reported under IFRS and differ from the results under US GAAP. A more detailed discussion and quantification of significant differences between IFRS and US GAAP applicable to the consolidated financial statements may be found in Note 37. The differences between IFRS and US GAAP that have a significant impact on France Telecom’s net income and shareholders’ equity are summarized below. Other differences may arise in future years, resulting from new transactions or the adoption of new accounting standards.
Net income

For the years ended December 31, 2006, 2005 and 2004, France Telecom’s net income attributable to equity holders of France Telecom SA amounted to €4.1 billion, €5.7 billion and €3.0 billion, respectively, under IFRS and net income attributable to equity holders of France Telecom SA amounted to €5.3 billion, €5.7 billion and €3.0 billion, respectively, under US GAAP. The principal differences between IFRS and US GAAP affecting France Telecom’s net income primarily result from the following:

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

On October 11, 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group, as mentioned in the Note 4 of these financial consolidated statements. The difference in the net equity of PagesJaunes disposed of between IFRS and US GAAP resulted in an adjustment of (39) million euros to the consolidated net income for the year ended December 2006.

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

(v) Impairment of goodwill and investments

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

Due to changes in the reporting structures that took place in the second half of 2006, certain goodwill were reassigned for the purpose of impairment testing to newly identified reporting units. As of December 2006, the following reporting units have been assigned the most significant portions of the outstanding balances of goodwill : Personal France, Personal UK, Personal Spain, Home France, Home UK, Home Netherlands, Home Spain and Enterprise (including Equant).

The following amounts for the impairment of goodwills were recognized since 2004 under US GAAP:

	Year ended
(In million euros)	December 2006	December 2005	December 2004
Personal Services Spain	(138)	-	-
Home Services Spain	(117)
Home Services Netherlands	(108)
Home Services UK	(348)
Enterprise (1)	-	-	-
Other (2)	(73)	(73)
Reversal of IFRS impairment charge	2,525 (3)	-	534	(1)
Total	1,741	(73)	534
(1)

For the year ended December 31, 2004, under IFRS, France Telecom recorded a goodwill impairment charge totalling approximately (534) million euros relating to Equant’s goodwill. Under US GAAP, France Telecom reversed the impairment charge, as the Equant goodwill was already fully written-off in prior years.

(2)	Disposed with PagesJaunes Group during 2006.
(3)	This amount does not include the impact of TP Group that is disclosed below.

Under IFRS, France Telecom’s investment in TP Group is fully consolidated in the France Telecom financial statements. Under US GAAP, TP Group is accounted for under the equity method of accounting. As such, an impairment test was performed in accordance with APB 18. Consequently, in 2005, France Telecom recorded an impairment charge of 0.1 billion euros. Under US GAAP, an impairment charge on investments has been recognized, amounting to 0.4 billion euros as of December 2006. The difference, compared to IFRS, corresponds to a higher carrying amount under US GAAP due mainly to the fact that goodwill was amortized in 2002 and 2003 under French GAAP, prior to the IFRS adoption date.

(vi) Intangible assets other than goodwill

Under IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of (367) million euros, (271) million euros and (301) million euros to the consolidated net income as reported under IFRS for the year ended December 31, 2006, 2005 and 2004, respectively. These differences between IFRS and US GAAP are mainly a result of a difference in carrying value, the basis in valuation and impairment charges.

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

Except for the differences noted above, there are no remaining material differences between accounting for share based payment in accordance with SFAS 123R and as recognized under IFRS applicable to France Telecom for the year ended December 31, 2006.

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

Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in an increased US GAAP net income by 177 million euros, 102 million euros and 114 million euros for the periods ended December 31, 2006, 2005 and 2004, respectively.

The TDIRAs were repackaged during the year ended December 31, 2003. IFRS 1 allowed France Telecom not to apply the IAS 39 provisions to the repackaged debt.

Under US GAAP, the terms of the repackaged TDIRAs were not considered substantially different than those of the original instrument. Accordingly, under US GAAP the 438 million euros fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRAs. This fee is amortized to interest expense over a period of seven years using the effective interest rate method. The impact for the years ended December 31, 2006, 2005 and 2004 has reduced US GAAP income by (75) million euros, (63) million euros and (60) million euros, respectively. This impact is reduced by the adjustment relating to the amortized cost from the split accounting under IFRS.

As a consequence and as indicated in Note 21 to the Consolidated Financial Statements, France Telecom repurchased 45,746 TDIRAs, 17,270 TDIRAs and 9,220 TDIRAs during the years ended December 31, 2006, 2005 and 2004, respectively. The corresponding additional carrying amount, related to the repurchased TDIRA was immediately recognized as interest expense in the consolidated statement of income, included in the figures mentioned above.

(xii) Deferred taxes

The deferred tax differences between IFRS and US GAAP net income is primary a result of the reconciling adjustments as of December 31, 2006, 2005 and 2004.

Shareholders’ equity

At December 31, 2006, 2005 and 2004, France Telecom’s consolidated shareholders’ equity attributable to equity holders of France Telecom SA (loss) amounted to 26.8 billion euros, 24.9 billion euros and 14.5 billion euros, respectively under IFRS and 16.2 billion euros, 13.2 billion euros and 4.0 billion euros, respectively, under US GAAP. The principal differences between US GAAP and IFRS affecting shareholders’ equity, apart from the differences in net income, are as follows:

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

These historical adjustments are discussed in detail in Note 37.1 to the Consolidated Financial Statements.

(ii) Other business combinations

The primary differences between IFRS and US GAAP in relation to business combinations as a result of the IFRS 1 exemption election are: (i) a different measurement date, which is used in valuing the securities issued in purchase transactions: typically under US GAAP, the date of the signed agreement or public announcement, and under IFRS the date of exchange, (ii) the treatment in purchase accounting of certain identifiable assets and liabilities, (iii) the treatment of contingent consideration in the cost of the business combination, (iv) the measurement of goodwill impairment as described in Note 37.1(D) to the Consolidated Financial Statements, and (v) the accounting for acquired minority interests of consolidated subsidiaries as described in Note 37.1(E) and Note 37.1(M) to the Consolidated Financial Statements.

The impact of these differences on acquisitions made by France Telecom in 2006 is discussed in detail in Note 37.1(B) to the Consolidated Financial Statements.

(iii) Goodwill

Prior to the adoption of IFRS on January 1, 2004, France Telecom amortized goodwill in accordance with French GAAP. Under US GAAP, goodwill is not amortized, but tested for impairment on an annual basis. Therefore, the reconciliation to US GAAP reflects an adjustment of approximately 9.4 billion euros.

In addition, the US GAAP accounts reflect historical goodwill impairments of approximately (26.2) billion euros, relating primarily to an impairment charge to the Orange reporting unit in 2002 of (19.7) billion euros in the first half of 2002.

There may also be differences in the recognition and amount of impairment charges between IFRS and US GAAP due to differences in the carrying amount of a cash-generating-unit (“CGU”) under IFRS and a reporting unit under US GAAP.

(iv) Capitalization of interest costs

Under IFRS, France Telecom has elected not to capitalize any interest costs.

Under US GAAP, interest costs incurred on qualifying capital expenditures (primarily UMTS licenses), which require a period of time in order for such assets to be ready for their intended use, are capitalized. Once the assets are operational, the capitalized interest associated with the asset is depreciated accordingly. The respective amounts of interest capitalized net of amortization for the years ended December 31, 2006, 2005 and 2004 were (79) million euros, (30) million euros and 20 million euros. The capitalization of interests costs under US GAAP results in an adjustment on shareholders’ equity of 1,172 million euros, 1,233 million euros and 1,212 million euros as of December 31, 2006, 2005 and 2004 respectively.

(v) Accounting for bonds redeemable into shares of France Telecom

As noted previously, under IFRS, France Telecom’s TDIRAs and OCEANEs comprise both a liability component and an equity component. Under US GAAP, the TDIRAs and OCEANEs are reflected as debt at their nominal value at the issuance date.

Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in a US GAAP adjustment of shareholders’ equity of 348 million euros, 171 million euros and 70 million euros for the periods ended December 31, 2006, 2005 and 2004, respectively.

(vi) Intangible assets other than goodwill

As previously discussed, under IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of (1,243) million euros, (888) million euros and (671) million euros to consolidated shareholders’ equity as reported under IFRS for the year ended December 31, 2006, 2005 and 2004, respectively, as a result of the differences between IFRS and US GAAP described above under “Net Income.”

(vii) Deferred taxes

Due to the reconciling adjustments between IFRS and US GAAP, deferred tax differences of approximately (148) million euros, (226) million euros and (806) million euros have been recognized in shareholders’ equity under US GAAP as of December 31, 2006, 2005 and 2004, respectively. The increase in 2005 is mainly due to the tax effect of the change in accounting policy regarding customer activation fees.

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

Employee share offers

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

Except for the differences noted above, there are no remaining material differences between accounting for share based payment in accordance with SFAS 123R and as recognized under IFRS applicable to France Telecom for the year ended December 31, 2006.

(ix) Pension obligations and other employee benefits

Shareholders’ equity is primarily impacted by differences between IFRS and US GAAP in the accounting for the Company’s early retirement plan.

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

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement plans, which amends certain requirements of Statements No. FAS 87 “Employers’ Accounting for Pensions”, No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for termination Benefit, No. 106 “Employers’ Accounting for Postretirement benefit other than Pensions” and No. 132R. The main effect of the new Statement is that the funded status of all defined benefit pension and other postretirement plans have to be recorded on the balance sheet starting with balance sheets as of December 31, 2006. Under Statement No. 87, 88 and 106, the amount recognized was the funded status reduced by deferred actuarial gains or losses and prior services costs.

In addition and till the end of year 2006, under US GAAP, an additional minimum pension liability (“AML”) is required if an unfunded Accumulated Benefit Obligation (“ABO”) exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported in other comprehensive income. The minimum pension liability was approximately 47 million euros, 52 million euros and 106 million euros as of December 31, 2006, 2005 and 2004, respectively. Under IFRS, the recognition of an additional minimum pension liability is not required for pension obligations. Once funded status of the defined Benefits Plans are recognized under FAS158, there is no longer a need for the Company to report an additional minimum liability. The elimination of the AML as of December 31 2006, is included in the first time adoption adjustment of FAS No. 158.

5.8.2    RECENT ACCOUNTING PRONOUNCEMENTS

Recent IFRS accounting pronouncements

France Telecom has not opted for early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

IFRS 7 “Financial Instruments: Disclosures”, which is applicable with effect from January 1, 2007. This standard replaces IAS 30 and IAS 32 but also includes new disclosure requirements for the notes to the consolidated financial statements, particularly as regards the Group’s financial risks and risk management policy (market risk, credit risk, liquidity risk). The impacts of IFRS 7 are currently being analyzed.

IFRS 8 “Operating Segments”, applicable as of January 1, 2009. This standard has not yet been endorsed by the European Commission. The provisions of this standard may affect the structure of segment reporting and the way in which cash-generating units (CGUs) are grouped for the purpose of goodwill impairment testing.

Amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures”, which is compulsory as of January 1, 2007.

IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”, which is compulsory for financial years beginning after March 1, 2006, i.e. as of January 1, 2007 for France Telecom. As of the balance sheet date, no company included in the Group’s scope of consolidation used the currency of a hyperinflationary economy as its functional currency. The application of this interpretation as of December 31, 2006 would therefore not have had any impact on the Group’s financial statements.

IFRIC 8 “Scope of IFRS 2 Share-based Payment”, which is compulsory for financial years beginning after May 1, 2006, i.e. as of January 1, 2007 for France Telecom. The impacts of this interpretation are currently being analyzed.

IFRIC 9 “Reassessment of Embedded Derivatives”, which is compulsory for financial years beginning after June 1, 2006, i.e. as of January 1, 2007 for France Telecom. The impacts of this interpretation are currently being analyzed.

IFRIC 10 “Interim Financial Reporting and Impairment”, which is compulsory for financial years beginning after November 1, 2006. This interpretation has not yet been approved by the European Commission. Its main provisions, which concern the irreversible nature of an impairment loss taken against goodwill or against a financial asset classified as available for sale in the interim financial statements, are applied de facto by the Group.

IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”, which is compulsory for financial years beginning after March 1, 2007. This interpretation has not yet been approved by the European Commission. Its impacts are currently being analyzed.

IFRIC 12 “Service Concession Arrangements”, which is compulsory for financial years beginning after January 1, 2008. This interpretation sets out general principles for recognizing and measuring the obligations and related rights in service concession arrangements. To date, the Group has no material arrangements likely to fall within the scope of application of IFRIC 12. This interpretation has not yet been approved by the European Commission.

Recent US GAAP accounting pronouncements

SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115

In February 2007, the Financial Accounting Standards Board (‘FASB’) issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“SFAS 115”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. It applies to all entities, including not-for-profit organizations, however, the amendment to SFAS 115 applies to all entities with available for sale and trading securities. This Statement is effective for fiscal years beginning after November 15, 2007. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 157 – Fair Value Measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for France Telecom for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FIN 48 – Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. FIN 48 is effective in fiscal years beginning after December 15, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated financial statements.

FSP No. SFAS 123(R)-6 – Technical Corrections of FASB Statement No. 123(R)

In October 2006, the FASB issued this FSP which addresses certain technical corrections FASB Statement No. 123(R). Specifically, it amends (a) paragraph A240(d)(1) to exempt nonpublic entities from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and share options expected to vest, (b) paragraph A102 of Illustration 4(b) to revise the computation of the minimum compensation cost that must be recognized to comply with Paragraph 42 of Statement 123(R), (c) paragraph A170 of Illustration 13(e) to indicate that at the date the illustrative awards were no longer probable of vesting, any previously recognized compensation cost should have been reversed, and (d) paragraph E1 to amend the definition of short-term inducement to exclude an offer to settle an award. This FSP is effective for the first reporting period beginning after October 20, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 123(R)-5 – Amendment of FASB Staff Position FAS 123(R)-1

In October 2006, the FASB issued this FSP which amends FSP FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R), to clarify that when an instrument held by an individual that is no longer an employee is modified or exchanged in connection with an equity restructuring or business combination, the instrument would still be subject to the recognition and measurement provisions of FASB Statement No. 123(R), Share-Based Payment, if certain criteria are met. The new guidance states that a modification of an instrument does not include an exchange or a change to the terms of an award if that exchange or change is made only to reflect an equity restructuring or business combination provided that (1) either there is no increase in value to the holders of the instrument or the change in the terms of the award is not done in contemplation of an equity restructuring or a business combination and (2) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. The provisions of FSP FAS 123(R)-5 should be applied in an entity’s first reporting period beginning after October 10, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 13-2 – Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction

In July 2006, the FASB issued this FSP which addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. The guidance in this FSP amends FAS 13, Accounting for Leases. For purposes of applying this FSP, advance payments and deposits made with a taxing authority shall not be considered an actual cash flow of the leveraged lease; rather, those payments and deposits shall be included in the projected settlement amount. The accounts constituting the net investment balance shall be adjusted to conform to the recalculated balances, and the change in the net investment shall be recognized as a gain or loss in the year in which the assumption is changed. The pretax gain or loss recognized shall be included in income from continuing operations before income taxes in the same line item in which leveraged lease income is recognized. The tax effect of the recognized gain or loss shall be included in the income tax line item. The guidance in this FSP applies only to changes or projected changes in the timing of income taxes that are directly related to the leveraged lease transaction. The guidance in this FSP shall be applied to fiscal years beginning after December 15, 2006. Earlier application is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-09 – Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee

In December 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-09, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee. This issue concludes that a parent or an investor should report a change to (or the elimination of) a previously existing difference between the parent’s reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an equity method investee in the parent’s or investor’s consolidated financial statements as a change in accounting principle in accordance with the provisions of Statement 154. It is effective for the first interim or annual reporting periods beginning after November 29, 2006. France Telecom does not expect this to have a significant impact on its consolidated results of operations, financial position, and cash flows.

EITF 06-07 – Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Conversion Criteria in FAS 133

In December 2006, the EITF issued EITF 06-07, Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Conversion Criteria in FAS 133. This issue concludes that an issuer should account for a previously bifurcated conversion option in a convertible debt instrument if the embedded conversion option no longer meets the bifurcation criteria in Statement 133 by 1) reclassifying the carrying value of the liability for the conversion option (that is, its fair value on the date of reclassification) to shareholders’ equity and continuing to amortize any debt discount recognized when the conversion option was bifurcated from the convertible debt instrument and 2) an entity should continue to recognize the issuer’s economic borrowing costs related to a convertible debt instrument by requiring continued recognition of the proportion of the borrowing costs related to the debt discount recorded at issuance. In addition, a description of the principal changes causing the embedded conversion option to no longer require bifurcation under Statement 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. This EITF is effective for interim or annual periods beginning after December 15, 2006.

EITF 06-03 – How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the EITF issued EITF 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation). This issue relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. The EITF states that presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to APB Opinion 22 if those amounts are significant. This issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-01 – Accounting for Considerations Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider

In June 2006, the EITF issued EITF 06-01, Accounting for Considerations Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider. This issue deals with the accounting treatment of various forms of consideration given by a service provider and its relation to EITF 01-9. It states that 1) a service provider should characterize the consideration given to a third-party manufacturer or reseller (that is not a customer of the service provider) based on the form of consideration directed by the service provider to be provided to the service provider’s customer; 2) if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the service provider’s customer, it is in substance the same as consideration given by a service provider to the service provider’s customer, and; 3) that the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) that can be contractually linked to the benefit received by the service provider’s customer should be accounted for in accordance with the model in EITF 01-9. This EITF is effective for the first annual reporting period beginning after June 15, 2007. Earlier adoption is permitted for financial statements that have not yet been issued. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 05-01 – Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option

In June 2006, the EITF issued EITF 05-01, Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option. This issue deals with the contingently convertible instruments (CoCos) addressed in Issue 04-8 which may also contain an embedded issuer call option that, upon exercise, permits conversion of an instrument by the holder even when the instrument’s market price trigger has not been met. Although this Issue was raised in the context of CoCos with market price triggers, it also extends beyond market price triggers to any situation in which a call option permits conversion of an instrument by the holder that is not otherwise convertible or not otherwise currently convertible because of a contingency other than the passage of time. These call options provide the issuer with the ability to call the debt at any time (excluding lock-out periods). The holder has the flexibility to receive cash for the call price or equity. The holder typically will choose to receive equity if the conversion ratio is at a premium to the call price of the debt. Therefore, if the issuer prefers to settle the debt in shares, it may call the debt anytime before maturity (including days before maturity), and if the conversion ratio is at a premium to the call amount of the debt, the instrument holder typically will elect to convert the debt to equity. This issue is effective for all conversions within the scope of this Issue tjay result from the exercise pf call options that occur in interim or annual reporting periods beginning after June 28, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

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

•	Gross operating margin (GOM)

France Telecom’s management uses gross operating margin, referred to hereinafter as “GOM” (see Section 5.10 “Financial Glossary”). GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, and are excluded for the purposes of the internal analysis of Group and segment performance, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposal of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency. The reconciliation between gross operating margin and operating income as reported in the consolidated income statement is set forth below.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Revenues	51,702	48,082	45,285
External purchases	(22,809)	(19,923)	(17,650)
Other operating income	473	410	562
Other operating expense	(2,235)	(2,152)	(2,107)
Labour expenses: - Wages and employee benefit expenses	(8,592)	(8,464)	(8,574)
Gross operating margin	18,539	17,953	17,516
- Employee profit-sharing	(346)	(349)	(250)
- Share-based compensation	(30)	(158)	(374)
Depreciation and amortization	(7,824)	(7,024)	(7,980)
Impairment of goodwil	(2,800)	(11)	(534)
Impairment of non-current assets	(105)	(568)	(179)
Gains (losses) on disposal of assets	97	1,089	723
Restructuring costs	(567)	(454)	(181)
Share of profits (losses) of associates	24	20	29
Operating income	6,988	10,498	8,770

France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of France Telecom’s operating results and segment profitability using the same measure used by management. GOM is one of the key measures used by France Telecom internally to i) manage and assess the results of its operations as well as those of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management.

GOM also allows France Telecom to compare its results with those of other companies in the telecommunications sector without considering their asset structure. GOM, or similar measures used by France Telecom’s competitors, is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

GOM is not a measure of financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of France Telecom’s liquidity. Accordingly, France Telecom presents “Operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

•	Capital expenditures on tangible and intangible assets excluding licenses (CAPEX)

CAPEX corresponds to purchases of property, plant and equipment and intangible assets excluding telecommunication licenses as set forth in Note 3 to the consolidated financial statements. The calculation below demonstrates the progression from CAPEX to purchases of property, plant and equipment and intangible assets.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Purchases of property, plant and equipment and intangible assets excluding telecommunication licences (CAPEX)	6,732	6,033	5,126
Purchases of property, plant and equipment and intangible assets of discontinued operations (1)	24	12	8
Telecommunication licenses	283	97	7
Purchases of property, plant and equipment and intangible assets	7,039	6,142	5,141
(1)	See Note 4 to the consolidated financial statements.

France Telecom’s management uses CAPEX to measure the operational efficiency of the use of capital at each business segment level, without taking into account investments financed through finance leases (which are immaterial in amount), nor investments in telecommunication licenses, because the amounts paid for licenses are outside management’s day-to-day control of operating investments. Using CAPEX, investors can follow the annual investment requirements for France Telecom’s business and measure its efficiency on a shorter-term basis. CAPEX should be considered in addition to, and not as a substitute for, purchases of property, plant and equipment, and intangible assets. CAPEX, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

•	Gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding licenses (CAPEX) indicator (GOM - CAPEX indicator)

France Telecom’s management uses indicator of gross operating margin (GOM, see Section 5.10 “Financial glossary”) less capital expenditures on tangible and intangible assets excluding licenses (CAPEX, see Section 5.10 “Financial glossary”) to permit a better evaluation of its operating divisions on the basis of capital expenditures on tangible and intangible assets excluding investments in telecommunication licenses and investments financed through finance leases (which are immaterial in amount). France Telecom believes that GOM - CAPEX indicator provides investors with a useful tool in evaluating trends in France Telecom’s operating performance at both the Group and business segment levels.

•	Organic cash flow

Organic cash flow corresponds to the net cash provided by operating activities, less net cash used in investing activities, excluding proceeds from sales of investment securities and excluding acquisitions of securities and financial assets.

Organic cash flow also corresponds to the net cash provided by operating activities, minus acquisitions of property, plant and equipment and intangible assets, net of the change in amounts due to fixed asset suppliers and net of the proceeds from sales of property, plant and equipment and intangible assets.

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Net cash provided by operating activities	13,863	13,374	12,697
Acquisitions of property, plant and equipment and intangible assets	(7,039)	(6,142)	(5,141)
Increase (decrease) in amounts due to fixed asset suppliers	228	34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	105	215	199
Organic cash flow	7,157	7,481	7,688

France Telecom considers organic cash flow to be useful and relevant information for investors since it is the measure used by management to analyze France Telecom’s ability to generate cash provided by business operations available (net cash provided by operating activities, minus acquisitions of tangible and intangible assets) excluding proceeds from sale of investment securities and excluding acquisitions of securities and financial assets. Organic cash flow should be considered in addition to, and not as a substitute for, net cash provided by operating activities and net cash used in investing activities. Organic cash flow, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

•	Ratio of net financial debt to gross operating margin (GOM)

The ratio of net financial debt (see Section 5.10. “Financial glossary”) to GOM for 2005 was calculated on the basis of a restated GOM including the GOM from the Spanish mobile operator Amena over 12 months in 2005.

Following it’s acquisition by France Telecom (see Note 4 to the consolidated financial statements) in November 2005, this company, which forms the PCS Spain sub-segment, was fully consolidated over the last two months of 2005.

(millions of euros)	Years ended December 31
	2006	2005 historical basis		2004 historical basis
Net financial debt (1)	42,017	47,846		49,822
(a) GOM of the Group	18,539	18,416	(2)	17,923	(2)
(b) GOM of Amena (2 months)		109
(c) GOM of Amena over 12 months		1,005
(a-b+c) Restated GOM including the GOM of Amena over 12 months		19,312
Net financial debt (1) / GOM (including the GOM of Amena over 12 months in 2005)	2.27	2.48		2.78
(1)	See Section 5.10 “Financial glossary”.
(2)	GOM of the Group including PagesJaunes Group in 2005 and 2004.

5.10    FINANCIAL GLOSSARY

ARPU for Consumer Fixed Services (HCS segment): the average monthly revenues per line for Consumer fixed Services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed Services over the same period. The weighted average number of lines for Consumer fixed Services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines of Consumer fixed Services at the beginning and the end of the month. The ARPU for Consumer fixed Services is expressed as monthly revenue per line.

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see Network Revenues) generated over the last twelve months (excluding revenues from mobile virtual networks operators - MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenue per customer.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual networks operators (MVNO)) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as a monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 3 to the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirement: change in operating working capital requirement, plus change in other receivables, plus change in other liabilities.

Churn rate (PCS segment): a measure of the number of customers leaving the PCS network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous twelve months by the weighted average number of customers over the same period.

Customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the PCS network. Prepaid customers are treated as having churned if they have not made any outbound chargeable events and less than 4 inbound chargeable events within a three-month period.

For PCS France sub-segment, prepaid customers are treated as having churned six months after the end of their recharge (seven days to five months) if they do not recharge their account during this six-month period.

Commercial expenses: see External purchases.

Customer acquisition costs (PCS segment): customer acquisition costs per customer correspond to the sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.

Customer retention costs (PCS segment): customer retention costs correspond to the sum of the acquisitions costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each customer renewing his contract.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended. Data on a comparable basis are not intended to replace the data on an historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases (see Note 6 to the consolidated financial statements) include:

-	Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

-	Service fees and inter-operator costs;

-

and Other external purchases: external purchases including overhead, retail estate fees, outsourcing fees relating to technical operation and maintenance, IT expenses, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and investments in associates.

GOM: Gross operating margin. Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing and share-based compensation.

GOM - CAPEX: indicator of the gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX).

Gross operating margin: see GOM.

Labour expenses (wages and employee benefit expenses): see OPEX.

Net financial debt: net financial debt corresponds to the total gross financial debt (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and (iv) certain deposits paid on specific transactions (if the related debt is included in the gross financial debt), and adjusted for the impact of the effective portion of cash flow hedges (see Note 19 to the consolidated financial statements).

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated by the use of the mobile network. It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual networks operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

“Non-voice” service revenues (PCS segment): “non-voice” services revenues equal network revenues, excluding the revenues generated by “voice” (excluding the revenues from mobile virtual networks operators - MVNO). For example, it includes the revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): the number of persons working on the last day of the period, including both permanent and fixed-term contracts.

OPEX: operating expenses (see Note 6 to the consolidated financial statements) included in the determination of the gross operating margin (GOM), including:

-

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing and share-based compensation costs. Those costs are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses;

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

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

Operating expenses excluding labour expenses (wages and employee benefit expenses): see OPEX.

OPEX excluding labour expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

Other external purchases: see External purchases.

Item 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS AND SENIOR MANAGEMENT

6.1.1    BOARD OF DIRECTORS

6.1.1.1    Board Structure

Since the transfer to the private sector of the majority of France Telecom’s share capital in September 2004, the composition and operation of the Board of Directors are subject to the provisions of ordinary law.

In accordance with French law no. 86-912 dated August 6, 1986 relating to privatizations, France Telecom’s Board of Directors must still consist of at least two members representing the employees and one member representing the employee shareholders if the board has less than fifteen members, or three members representing the employees and one member representing the employee shareholders if the board has fifteen or more members.

In addition, pursuant to the French decree-law of October 30, 1935, the Board of Directors must include representatives of the State in proportion to the latter’s shareholding in France Telecom (see Item 7. “Major Shareholders and Related Party Transactions – 7.1.2 Direct or indirect control over France Telecom”). Directors representing the State are appointed by decree.

On the date of this document, the Board of Directors consisted of 14 directors, including:

■	seven directors elected by the Shareholders’ Meeting;

■	three representatives of the State;

■	three directors representing employees;

■	one director representing employee shareholders.

In 2006, the Board of Directors acknowledged the appointment of Jean-Pierre Jouyet as a State representative by decree dated April 19, 2006, replacing Pierre-Mathieu Duhamel, and the resignation of Denis Samuel-Lajeunesse as of September 1, 2006, as his office as Managing Director of the Agency for State Holdings (APE) had expired.

Under a decree dated March 9, 2007, Bruno Bezard was appointed a director replacing Denis Samuel-Lajeunesse.

On May 18, 2007, Jean-Pierre Jouyet was appointed as a minister in the French Government and is therefore no longer a director of France Telecom. On the date of this document, he has not been replaced.

At the Company’s Shareholders’ Meeting of May 21, 2007, Mrs. Claudie Haigneré was elected as an independent director.

On May 23, 2007, Stéphane Richard resigned from his position as a director. On the date of this document, he has not been replaced.

Since April 27, 2005, Jean-Paul Gristi has attended the meetings of the Board of Directors as the representative of the Central Works’ Council.

The following table presents the members of the Board on the date of this document:

Directors elected by the Shareholders’ Meeting

Name	Positions and offices within France Telecom	Date appointed	Term ending

Didier Lombard	Chairman and Chief Executive Officer Chairman of Strategy Committee Chairman of Board of Directors of Orange S.A.	February 27, 2005 (1)	2011 (2)

Marcel Roulet	Chairman of Compensation, Nominating and Governance Committee	February 25, 2003 (1)	2011 (2)

Bernard Dufau	Chairman of Audit Committee	February 25, 2003 (1)	2011 (2)

Claudie Haigneré		May 21, 2007	2012 (2)

Arnaud Lagardère	Member of Compensation, Nominating and Governance Committee	February 25, 2003 (1)	2011 (2)

Henri Martre	Member of Strategy Committee	February 25, 2003 (1)	2011 (2)

Jean Simonin	Member of Compensation, Nominating and Governance Committee	May 26, 1998 (1)	2011 (2)
Directors appointed by the State
Name	Positions and offices within France Telecom	Date appointed	Term ending
Bruno Bezard	Member of Audit Committee	March 9, 2007	March 8, 2012

Jacques de Larosière	Member of Audit Committee	May 22, 1998(3)	September 6, 2009

Henri Serres	Member of Compensation, Nominating and Governance Committee	October 1, 2002(3)	September 6, 2009
Directors elected by employees
Name	Positions and offices within France Telecom	Date appointed	Term ending

Hélène Adam	Member of Strategy Committee	September 2, 2005	December 2, 2009

René Bernardi	Member of Audit Committee	December 3, 2004	December 2, 2009

Jean-Michel Gaveau	Member of Strategy Committee	December 3, 2004	December 2, 2009
Director representing employee shareholders
Name	Positions and offices within France Telecom	Date appointed	Term ending
Stéphane Tierce	Member of Strategy Committee	April 22, 2005	2010 (2)

(1)	Term of office renewed at the Shareholders’ Meeting on April 22, 2005.
(2)	Term of office will end at the Ordinary Shareholders’ Meeting called to approve the financial statements for the previous year.
(3)	Following the transfer of the majority of France Telecom’s share capital over to the private sector, these directors were appointed again by a decree issued by the Ministry of the Economy, Finance and Industry dated September 7, 2004.

The business address of all the directors, in their positions as directors of France Telecom, is: 6, place d’Alleray, 75015 Paris.

6.1.1.2    Other information relating to Directors

Didier Lombard, 65, was appointed France Telecom’s Chairman and Chief Executive Officer on February 27, 2005. He joined France Telecom in 2003 as the Executive Director of the Mission Technologies, Partenariats stratégiques et Nouveaux usages (mission for technologies, strategic partnerships and new uses). Didier Lombard began his career in research and development at France Telecom in 1967, when he participated in the development of numerous new products for France Telecom covering satellites, electronic components and mobile systems. From 1988 to 1990, he was the scientific and technical director at the French Ministry of Research and Technology and then served as Director of industrial strategy at the Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his appointment, Mr. Lombard also served as an ambassador for international investment for several years and was founding Chairman of the French agency for international investment. He is also Chairman of Orange S.A., a director of Thomson and Thales, and a member of the Supervisory Boards of STMicroelectronics and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He is also an Officer of the French Legion of Honor and a Commander of the French Ordre National du Mérite.

Current offices:	Offices held over last five years:

Director: - Thomson - Thales	None

Supervisory Board member: - STMicroelectronics N.V. - Radiall - Agency for industrial innovation

Marcel Roulet, 74, was Chairman at France Telecom from 1991 to 1995. Following this, he was Chairman and Chief Executive Officer of Thomson S.A. between February 1996 and March 1997 and Thomson CSF (now Thales) between February 1996 and January 1998. A retired general telecoms engineer since January 1, 1999, Marcel Roulet provides business consulting services. Marcel Roulet is also a director at Thomson, Thales (permanent representative of TSA) and HSBC France and Chairman of the Supervisory Board at Gimar Finance S.C.A. He is a member of the Supervisory Board at Eurazeo. He is also an observer (censeur) on Cap Gemini’s Board of Directors. He is Chairman Emeritus of France Telecom. Mr. Roulet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Current offices:	Offices held over last five years:

Corporate consultant	Director of ON-X

Chairman of the Supervisory Board of GIMAR Finance SCA	Observer on Board of Directors at PagesJaunes Group

Member of the Supervisory Board of Eurazeo

Director: - Thomson - Thales (representative of TSA) - HSBC France (previously CCF)

Observer at Cap Gemini

Bernard Dufau, 65, joined IBM France as an engineer in 1966 and served in various positions in marketing and management in Paris and elsewhere in France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Business Director (1983-1988), as well as General Operating Director (1988-1993) for IBM France. In 1994, he became the Managing Director of IBM Europe’s Distribution Division. From January 1, 1995 until April 1, 2001, Mr. Dufau was the Chairman and Chief Executive Officer of IBM France. From July 2001 to December 2005, he worked as a strategy consultant. Mr. Dufau is also a director at Dassault Systèmes and KESA Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and former Chairman of the Amicale des ingénieurs SUPELEC (engineers association).

Current offices: Director: - Dassault systèmes - KESA Electricals	Offices held over last five years: Team Partners Group director

Claudie Haigneré, 50, has been working as an advisor to the Director General of the European Space Agency since November 2005. Trained as a medical doctor, Claudie Haigneré is a rheumatologist and a specialist in aeronautical medicine, holding a PhD in sciences. She was an astronaut first with the French space agency (CNES) and then the ESA (one space mission aboard MIR in 1996 and a second aboard the ISS in 2001). She served as Minister for European Affairs from March 2004 to May 2005, after previously working as Minister for Research and New Technologies from June 2002 to March 2004. Claudie Haigneré is also actively involved in supporting several health care associations: homes for parents of hospitalized children, the alliance for rare diseases with the Groupama Foundation, the Kourir association for children with juvenile polyarthritis and as sponsor of the Courtin-Arthritis Foundation. She is a director of the Cité des Sciences et de l’Industrie, of the C-Génial Foundation, and of the Académie des Technologies. She is also a member of the Académie des Sports, and Vice-President of the International Academy of Astronautics (IAA). In 2006, she received the Louise Weiss award for her European activities. She is also sponsoring the Cité de l’Espace in Toulouse, the mycology institute at Pitié Salpétrière, developed by the AFM, and a number of schools and student graduating classes. Claudie Haigneré is a Commander of the French Legion of Honor.

Current offices: Director: - Cité des Sciences et de l’Industrie - C-Génial Foundation - Lacoste Foundation - Académie des Technologies	Offices held over last five years: None

Arnaud Lagardère, 46, has been managing partner of Lagardère S.C.A. since March 2003. He has also been Chairman and Chief Executive Officer of Lagardère Media (media division of Lagardère S.C.A.) since 1999. In 2003, he became Chairman of the Board for the European Aeronautic Defense and Space Company (EADS NV) and EADS Participation B.V. A graduate of Université Paris-Dauphine, Mr. Lagardère began his career in 1987 working with his father, Jean-Luc Lagardère. He has successively been Vice-Chairman of the Supervisory Board of the ARJIL bank, and manager of the emerging activities and electronic media division of Matra. In 1994, Mr. Lagardère became Chairman and Chief Executive Officer of Grolier Inc. in the United States. After returning to France in 1998, Mr. Lagardère focused on the group’s media activity, which he reorganized and consolidated. He successively completed the divestiture of Club Internet, the acquisition of a 34% stake in Canalsat and a 27.4% stake in Multithématiques, the acquisition of Virgin Stores, the acquisition of the publishing branch of Vivendi Universal and, more recently, the acquisition of Sportive and Newsweb, as well as a 20% stake in Canal + France. Arnaud Lagardère is a director at Hachette Livre S.A., Hachette Distributions Services (S.A.), and Lagardère Ressources (S.A.S.), Chairman of the Supervisory Board of Lagardère Active (S.A.S), Chairman of the Supervisory Board of Hachette Filipacchi Médias (S.A.S.), and since 2003, Chairman of Lagardère Capital & Management and a director at Moët Hennessy Louis Vuitton (LVMH) (S.A.). He is also Chairman of Arjil Commanditée-Arco. He also serves as Chairman of the Jean-Luc Lagardère Foundation, Chairman of the Amicale du Club Paris Jean-Bouin C.A.S.G., and a director of Club Paris Jean-Bouin C.A.S.G, the Nouvel Elan Croix Catelan Association and the Association Lagardère Paris Racing.

Current offices:	Offices held over last five years:
Manager and General Partner of Lagardère SCA Chairman and Chief Executive Officer of Hachette S.A. (Lagardère Media) Director at Hachette Livre (SA) Director at Hachette Distribution Services (SA)	Director of LCM Expression (SA) Director at Multithematiques (SA) Co-manager of I.S.-9 Manager of Lagardère Active Publicité (SNC) Director at Société d’Agences et Diffusion (SA)
Member of the Supervisory Board of Virgin Stores (SA) Chairman of the Supervisory Board: - Hachette Filipacchi Medias (SAS) - Lagardère Active (SAS)	Manager of Nouvelles Messagerie de la Presse Parisienne – N.M.P.P. (SARL) Director at Canalsatellite (SA)

Permanent representative of Lagardère Active Publicité on the Board of Directors at Lagardère Active Radio International

Chairman of Lagardère Active Broadband (SAS)

Member of the Supervisory Board of Lagardère Sports (SAS)

Director at Lagardère Management, INC

Chairman of the Board:

-      Lagardère Active North America, INC

-      European Aeronautic Defence and Space Company – EADS NV

-      EADS Participations B.V.

Director at Lagardère -Sociétés (SAS)

Director at Editions P. Amaury (SA)

Chairman of Lagardère Images (SAS)

Chairman and Chief Executive Officer of Lagardère Thématiques (SA)

Manager of Lagardère ELEVAGE

Vice Chairman of Supervisory Board of Banque Arjil & Compagnie (S.C.A.)

Director at Lagardère Resources (SAS)

Chairman of Jean-Luc Lagardère foundation

Chairman of Lagardère (SAS)

Chairman of Lagardère Capital & Management (SAS)

Chairman and Chief Executive Officer of Arjil Commanditée-Arco (SA)

Member of Supervisory Board:

-      Daimlerchrysler AG

-      Le Monde (SA)

Director at LVMH - Moët Hennessy Louis Vuitton (SA)

Chairman of Association des Amis de Paris Jean-Bouin C.A.S.G. (Association under the French law of 1901)

Chairman of Association Nouvel Elan Croix Catelan

Chairman of Association Lagardère Paris Racing

Chairman of Club des Entreprises Paris 2012 (Association under French law of 1901)

Director at Fimalac (SA)

Chairman of Lagardère Active (SAS)

Director at Hachette Filipacchi Medias (SA)

Permanent representative of Hachette S.A. on Management Committee of SEDI TV-TEVA (SNC)

Deputy Chairman of Lagardère Active Broadcast (S.A. governed by laws of Monaco)

Henri Martre, 79, served as Chairman and Chief Executive Officer of Aérospatiale from 1983 to 1992. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Groupement des industries françaises aéronautiques et spatiales – Gifas (French aeronautics and spatial industries group) from 1990 to 1993, Chairman of the Association européenne des constructeurs de matériel aérospatial (AECMA) (European association of aerospace manufacturers), and Chairman of AFNOR from 1993 to 2002. Ingénieur Général de l’Armement (general engineer of armaments), Mr. Martre is a director of Renault S.A., SOGEPA (French State holding company of EADS) and On-X, and a member of the Executive Committee of SOFRADIR, Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various State Councils (Conseil supérieur de l’Aviation marchande, Conseil du CEPII) and the advisory board for the Bank of France. Mr. Martre is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He was the Delegué Général pour l’Armement (general representative for armaments) from 1977 to 1983.

Current offices:	Offices held over last five years:

Director:

-      Renault S.A.

-      SOGEPA

-      ON-X

Chairman of Supervisory Board of ESL

Vice-Chairman of Supervisory Board of KLM

Member of Board of Directors of SOFRADIR

Member of:

-      High council for commercial aviation

-      Conseil du CEPII

-      Advisory Board, Bank of France

-      Board of French agency for international investments

Manager of SOCOGIT (SARL)

Chairman of UN centre for e-business (CEFACT) Member of advisory board at Ernst & Young Member of advisory board at Carlyle Europe

Jean Simonin, 62, is the former Managing Director of the retail sales office of France Telecom in Toulouse. Mr. Simonin led France Telecom’s commercial activities for the South West division from 1993 to 1996. Previously, Jean Simonin headed up France Telecom’s sales office in Avignon from 1989 to 1992 and Nevers from 1986 to 1989. Before 1986, he held various positions within France Telecom in Nevers, Cluses, Evry and Paris. He has been a director of AFTAS. He is the Mayor of Saint-Emiland (71), and Vice-President of the “Autour de Couchois” association of municipalities. Mr. Simonin graduated from the Centre national des Arts et Métiers.

Current offices:	Offices held over last five years:

Mayor of Saint Emiland (71) Vice-chairman of “Autour de Couchois” association of municipalities.	None

Bruno Bezard, 44, has served since February 26, 2007 as Managing Director of the Agency for State Holdings (APE) within the French Ministry of the Economy, Finance and Industry. He is also a director of Areva, France Télévision, EDF, the SNCF and the Post Office. From September 1994 to May 1998, Bruno Bezard served as Bureau Chief with the Department of the Treasury, responsible for financing housing, savings collection circuits and the Post Office. From May 1998 to January 2000, he served as the sub-Director for the Department of Treasury, responsible for insurance. From January to March 2000, he was Deputy Chief of Staff for the Minister of the Economy, Finance and Industry. In May 2000, Bruno Bezard was appointed sub-Director in the Department of the Treasury for development assistance, multilateral banks and emerging countries. At the same time, he became Vice-President of the “Club de Paris”. From June 2001 to April 2002, he served and Economic and Financial Advisor to the Prime Minister. After serving as head of the equity investments department until September 2004, he was then appointed Deputy Managing Director of the Agency for State Holdings and was named Managing Director on February 26, 2007. Bruno Bezard is a graduate of the Ecole Polytechnique and the Ecole nationale d’administration.

Current offices:	Offices held over last five years:

Managing Director of the Agency for State Holdings Director: - Areva - France Télévision - EDF - SNCF - La Poste	Director of Renault

Jacques de Larosière, 77, is Chairman of the Observatoire de l’épargne européenne (European savings observatory) and co-Chairman of Eurofi. He has served as an advisor to the Chairman of BNP Paribas (formerly Paribas) since 1998 and as Chairman of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. He was also Chairman of the Committee of Governors of the Group of Ten from 1990 to 1993. He served as Gouverneur of Banque de France from 1987 to 1993 and as Managing Director of the International Monetary Fund (IMF) from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry, including Treasury Director. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’études politiques de Paris, and the Ecole nationale d’administration. He is a member of the “Institut de France”.

Current offices:

Member of Advisory Board at AIG

Chairman:

-      Strategy Board at EMP

-      Observatoire de l’épargne européenne (European savings observatory) (trustee), on a voluntary basis

Co-Chairman of Eurofi (on a voluntary basis)

Offices held over last five years: Chairman (volunteer): - The Per Jacobsson Foundation - Reuters Founders Share Company Limited - BNP Paribas Hungaria Director of Power Corporation

Henri Serres, 56, has been the Managing Director of Information and Communication Systems at the French Ministry of Defense since September 2006, and Vice Chairman of the General Council for Information Technologies within the Ministry of the Economy, Finance and Industry since July 2005. In December 2005, he was appointed as French State representative to the Board of Directors of La Poste. Mr. Serres served in the office of André Giraud, Minister of Industry from 1978 to 1980, and then as Technical Director in the Ministry of Defense from 1981 to 1986. He was also Head of Public Radio Telephony at Matra Communication from 1986 to 1989. He was a Director of the Department of Industry, responsible for the communication and services industries from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000, then as Central Director for Information Systems Security with the General Secretariat for National Defense from 2000 to 2005. Mr. Serres is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Current offices:	Offices held over last five years:

Vice-Chairman of General Council for Information Technologies, Ministry of the Economy, Finance and Industry

Managing Director of Information and Communication Systems - Ministry of Defense

Chairman of Board of Directors of Groupe des Ecoles des Télécommunications

State representative on Groupe La Poste Board of Directors

Central Director for Information Systems Security, General Secretariat for National Defense

French representative on Board of Directors of Agence Européenne chargée de la Sécurité des Réseaux et de l’Information (ENISA)

Hélène Adam, 54, has been a technician on the international network, part of France Telecom’s ROSI/IBNF (International Backbone Network Factory) switching department since September 2006. She has previously held various responsibilities within the European Group Works Council, notably contributing to its creation. Prior to that, she served as Head of Telecommunication Line Work, then as videocommunication engineering supervisor at the Arcueil Paris-South Line Construction Center.

Offices held over last five years:

None

René Bernardi, 50, has been Chairman of the Association @toukolo (organizing holidays for children of France Telecom employees) since May 2004. Mr. Bernardi previously held various senior trade union roles between 1992 and 2004 in Drôme, the Rhône Alpes region and in the Poste et Télécommunications trade union federation. He started his career with France Telecom in 1977 in the Division du Réseau National (national network division) and organized the customer problem tracking activity at the Centre Principal d’Exploitation (main operations center) in Montélimar from 1988 to 1992.

Offices held over last five years:

None

Jean-Michel Gaveau, 54, is a business manager and network designer within the Rouen Unité d’Intervention (intervention unit). He has been an employee of France Telecom since 1977.

Offices held over last five years:

None

Stéphane Tierce, 38, has been responsible for the prepaid market line of services (mobicard services) at Orange France since May 2003. Between May 2001 and May 2003, he was a marketing manager for banking and financial services at Orange France. From February 1999 to April 2001, Mr. Tierce was a marketing manager for remote banking services within France Telecom’s Enterprise division. Mr. Tierce holds an engineering degree from the Ecole Nationale Supérieure des Arts et Métiers.

Current offices: Director of AFTAS	Offices held over last five years: None

To the best of the Company’s knowledge, on the date of this document:

■	there are no family ties between the Company’s directors;

■	no directors have been convicted of fraud over the past five years;

■	no directors have been associated with a bankruptcy, receivership or liquidation in the last five years;

■	no directors have been incriminated in or been officially and publicly sanctioned by statutory or regulatory authorities over the last five years;

■

no directors have been disqualified by a court from acting as a member of an administrative, management or supervisory board of an issuer or from acting in the management or conduct of the affairs of any issuer within the past five years.

6.1.1.3    Independent Directors

At its meeting on January 31, 2007, the Board of Directors confirmed its assessment that five directors may be considered independent according to the criteria set out in the Medef/AFEP Report of October 2003 on corporate governance for listed companies. They are Marcel Roulet, Stéphane Richard, Arnaud Lagardère, Henri Martre and Bernard Dufau, all directors elected at the Shareholders’ Meeting of February 25, 2003 whose terms were renewed at the Shareholders’ Meeting of April 22, 2005.

At the Company’s Shareholders’ Meeting of May 21, 2007, Mrs. Claudie Haigneré was elected as an independent director and on May 23, 2007, Stephane Richard, resigned from his position as a director. Hence, on the date of this document, the Board of Directors is still composed of five independent directors.

The other directors are either representatives of the French state, or employees or former employees within the past five years of France Telecom and, as such, may not be considered independent based on the Medef/AFEP report criteria.

Under the independence criteria set out in the Medef/AFEP report, an independent director must:

■

not be an employee or officer of the company, an employee or director of its parent company or of a company that it consolidates, and not have served in any of these capacities during the previous five years;

■

not be an officer of another company in which the company holds, directly or indirectly, a position on the Board of Directors, or in which an employee designated as such or an officer of the company (either presently or within the last five years) serves on the board;

■

not be, or be directly or indirectly linked to, a significant customer, supplier, commercial banker or investment banker of the company or its group, or for which the company or its group represents a significant share of business;

■	not have close family ties with a company officer;

■	not have been an auditor of the company within the last five years;

■	not have been a director of the company for more than twelve years.

The two independent directors who are members of the Audit Committee, Bernard Dufau and Stéphane Richard, also meet the definition of independence set forth in Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended.

6.1.1.4    Conflicts of interest

To the best of the Company’s knowledge on the date of this document, there are no potential conflicts of interest between the duties of the members of the Board of Directors acting for France Telecom and their private interests or other duties.

To the best of the Company’s knowledge, there is no arrangement or understanding with shareholders, customers, suppliers or other parties pursuant to which a member of the Board has been appointed to the Board or as Chief Executive Officer.

To the best of the Company’s knowledge, there are no restrictions that have been agreed to by a member of the Board of Directors concerning the disposal, within a certain period of time, of his holdings in the Company. In accordance with the legal provisions in force and the bylaws, each director elected by the shareholders’ meeting (other than the director representing employee shareholders) and each director elected by employees must own at least one share in the Company. Moreover, directors holding shares under the France Telecom Group’s company savings plan that are invested in shares of the Company, or that have purchased shares from the French state within the framework of the privatization laws, are subject to the lock-up and non-transferability rules applicable under the provisions governing such operations.

6.1.2    SENIOR MANAGEMENT

Didier Lombard was appointed Chairman and Chief Executive Officer by the Board of Directors on February 27, 2005. In this capacity, Mr. Lombard is responsible for the general management of France Telecom.

The Board of Directors has chosen not to appoint a Chief Executive Officer Delegate.

A Group Management Committee, made up of nine members, is responsible for the implementation of the Group’s transformation programs and strategy, and monitors its operational and financial performance.

Group Management Committee members

Didier Lombard, See Section 6.1 “Board of Directors”.

Sanjiv Ahuja, 50, Senior Executive Vice-President and Chief Executive Officer of Orange, is also in charge of UK and international operations. On April 26, 2007, France Telecom announced the intention of Mr. Ahuja to relinquish his executive positions within the Group in order to pursue a series of new ventures. Mr. Ahuja will maintain his links with France Telecom as Chairman of Orange UK and as an advisor to the Group’s Chairman and CEO. Mr. Ahuja will be replaced by Olaf Swantee (see below). Mr. Ahuja joined Orange in April 2003 as Director of Operations then, as of March 2004, as Executive Vice President for France Telecom’s Personal Communications Services and Chief Executive Officer of Orange S.A. Before joining Orange, Sanjiv Ahuja was Chief Executive Officer of Comstellar Technologies, a company developing and marketing new communication technologies. He previously served as Chairman of Telcordia Technologies (formerly Bellcore), the world’s largest provider of support systems, network software and consulting and engineering services for the telecommunications sector. He began his career with IBM in 1979 as an IT engineer. From 1987 to 1990, he was responsible for the transactional process strategy and, from 1990 to 1994, he served as head of the Distribution Networks and Systems Division, launching IBM’s global presence in the market for telecommunications software. Sanjuv Ahuja is an electrical engineering graduate of the University of Delhi and holds a Masters in Computer Science from the University of Columbia in New York.

Olivier Barberot, 52, Senior Executive Vice-President in charge of Group Human Resources and operations in Poland. Mr. Barberot joined the France Telecom Group in March 2003 as Executive Vice-President for the Development and Optimization of Human Resources. Since March 2004, he has been responsible for Management Networks and Internal

Communications. After several engineering positions held until 1985, Mr. Barberot was General Secretary for Futuroscope in Poitiers from 1985 to 1991, then General Secretary for the CGI until 1993. From 1993 to 1997, he was General Secretary of Université Léonard de Vinci. Between July 1997 and March 2003, he was head of human resources and a member of the Executive Committee at the Thomson Group (formerly Thomson Multimedia). Mr. Barberot is a graduate of the Ecole des Mines de Paris.

Barbara Dalibard, 49, Senior Executive Vice-President in charge of enterprise communication services. She was Executive Vice President of the Corporate Solutions Division from January 2003, before heading up the Enterprise Communications Services Division since April 2004. Barbara Dalibard has also been Chairman and CEO of Equant since August 2005. Ms. Dalibard began her career with France Telecom in 1982, holding various sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole Normale Supérieure, holds a masters degree in mathematics and is a graduate of the Ecole Nationale Supérieure des Télécommunications.

Jean-Yves Larrouturou, 45, Senior Executive Vice-President and Group General Secretary. In this position since March 2004, Mr. Larrouturou joined France Telecom in May 2003, after 15 years with the French Ministry of the Economy, Finance and Industry. Jean-Yves Larrouturou started his career at the “Club de Paris” in 1988 and pursued his career in the Financial Markets Section of the Treasury Department in 1990 and subsequently in 1993 as Financial Attaché in Brussels. In 1995, he was placed in charge of the equity operations Section and in 1998 of the State financing Sub division for banking and monetary affairs. In 2001, he was appointed Director of communications at the Ministry. Jean-Yves Larrouturou is a graduate of the Ecole Centrale de Paris, the Institut d’études politiques de Paris, the Ecole nationale d’administration and the Institute for Fiscal and Monetary Policy of Tokyo.

Gervais Pellissier, 48, Senior Executive Vice-President in charge of Group finance and activities in Spain. He joined France Telecom in October 2005 to supervise the integration of France Telecom’s businesses in Spain and advise on geographical integration within the Group. Gervais Pellissier previously served as Deputy Director and General Manager of Groupe Bull, in which he held various positions between 1983 and 2005, including Chief Financial Officer (1998 to 2000) and Deputy General Manager (2000 to 2004). He holds a degree in Business Law (Université Paris XI) and is a graduate of HEC (International Management – joint program with Berkeley University and the University of Cologne).

Georges Penalver, 51, Senior Executive Vice-President in charge of Group strategic marketing and Product Factory. Before joining France Telecom in September 2005, Georges Penalver was Deputy General Manager of SAGEM Communication (SAFRAN group). From 2002 to 2005, he developed SAGEM’S Broadband Communications Business, overseeing the launch of new fixed and mobile product offers, including ADSL access, modems, routers, triple-play gateways, video telephony and digital television, as well as the implementation of cutting-edge telecoms networks, the industrial deployment in Tunisia, Asia and Eastern Europe, and the development of sales networks in Europe, China, Southeast Asia, Australia, the Middle East, Africa and the Americas. During his career at SAGEM since 1980, Mr. Penalver moved from a researcher within the Telecom Terminal R&D team to head of the Fax and Wireless Telephony Department, and head of the Network and Internet Division, before being appointed to the SAGEM Management Board in April 2001. Throughout this period, he notably participated in the development of mobile and Internet services. Mr. Penalver is a graduate of the Ecole Nationale Supérieure d’Arts et Métiers in Aix en Provence (gold medal, 1974) and the Ecole Nationale Supérieure de Télécommunications in Paris (1980). He is also a Chevalier of the French Ordre National du Mérite.

Jean-Philippe Vanot, 55, Senior Executive Vice-President in charge of Group Networks and Information Systems. Jean-Philippe Vanot has served as Executive Director of the Networks, Operators, and Information Systems division since March 2004. He has spent his entire career with France Telecom since starting in the National Network Division in 1977, and has a varied technical and operational background. Regional vice-president in Créteil and then Bagnolet, Mr. Vanot has held several divisional vice-president positions within the Networks Branch since 1996 (International Networks Vice President, Long Distance Networks Vice President and Regional Vice President for Paris). Jean-Philippe Vanot is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He is also a Chevalier of the French Ordre National du Mérite.

Louis-Pierre Wenes, 58, Senior Executive Vice-President in charge of Group transformation and French operations. He joined the France Telecom Group in January 2003 as Senior Vice President of Sourcing and Performance Improvement, which became the Sourcing division in March 2004. He began his career in 1972 at Matra Automobile, first as production engineer, then as Vice President of Quality Control. He served as Industrial Director at Matra Electronique from 1977 to 1981. Louis-Pierre Wenes then became Chairman and Chief Executive Officer of Comelin (printed circuits) until 1985. He was Director of the German subsidiary of Matra Datavision and then that company’s Vice-President for Europe and Eastern European countries, before joining Coopers and Lybrand in 1989, heading up its Industry and Logistics division. Mr. Wenes served as Vice President at Gemini Consulting from 1994 to 1996, before being appointed Vice President of A.T. Kearney Paris. Mr. Wenes is a graduate of the Ecole Centrale de Paris.

Olaf Swantee, 41, will join the company within the next few weeks as Senior Executive Vice President in charge of Personal Communication Services, UK and Europe/Middle East operations. He will be a member of the Group Management Committee. On the date of this document, Olaf Swantee was Senior Vice President of Hewlett-Packard in charge of enterprise sales and software in Europe, Middle East, and Africa. He has 17 years of international experience in the IT industry as Sales and Marketing Vice President, notably with Compaq and Digital Equipment. Olaf Swantee, a Dutch national, holds a BA in Economics and received his European MBA in Paris in 1989.

6.2    COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

6.2.1    COMPENSATION POLICY FOR THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The compensation of the Chairman and CEO is set by the Board of Directors on the recommendation of the Compensation, Nominating and Governance Committee.

Fixed compensation

The Board of Directors’ meeting of February 27, 2005 set the gross base annual compensation of Didier Lombard at 900,000 euros. This compensation did not change in 2006.

Bonus

Every six months, the Compensation, Nominating and Governance Committee examines and proposes to the Board of Directors the parameters for calculating the variable amount of the compensation (bonus) of the Chairman and Chief Executive Officer for the following six-month period and proposes the amount of the bonus for the past six-month period based directly on France Telecom’s financial results.

The Chairman is eligible for a bonus whose target rate is 50% of his base compensation. In the event that these objectives are exceeded, this bonus may reach a maximum of 66.6% of the base salary.

In 2006, Didier Lombard’s bi-annual bonus was based on an overall financial objective calculated on a France Telecom group scope and consisting of the weighted average of the growth rate on a comparable basis of revenues and the Organic Cash Flow indicator (see Item 5. “Operating and Financial Review and Prospects – 5.10 Financial glossary”)

Pension Plan

Didier Lombard is not a beneficiary of any specific pension arrangements. He is covered by France Telecom supplemental retirement system and shall continue to benefit for the rest of his term of office from the supplemental pension system created for employees classified as “off-grid”, in view of his being placed off-grid before the age of 55. This pension will be paid to him at the liquidation of his other pension plans provided that he is still at that time with the Company. The end-of-career salary used to calculate the supplemental pension is equal to the best annual average of the gross compensation for 36 months “off-grid” or as a corporate officer.

Other benefits

Didier Lombard has a company car and a telephone line package; in addition, he receives the assistance of private firms providing personal legal assistance, related to his position, up to a maximum of 100 hours of advice annually.

In the event his duties with the company are terminated by decision of the Board of Directors, and should such decision also involve the premature termination of his employment contract(1), Didier Lombard would receive a total payment (including mandatory severance payments) equivalent to 21 months of his latest total gross annual compensation after a decision by the Board of Directors.

During 2006, no loan or guarantee was granted by any company of the Group to Didier Lombard or to any other member of the Board of Directors or the Group Management Committee.

(1)	Mr. Lombard's employment contract was suspended when he was appointed as a director.

6.2.2    COMPENSATION OF SENIOR EXECUTIVES

Chairman and Chief Executive Officer:

Gross amounts excluding employer charges for the compensation and benefits paid in respect of years 2006 and 2005
	Didier Lombard		Thierry Breton(1)
	2006	2005(2)	2005(3)
Fixed	900,000	757,112	140,025
Variable	464,738	313,854	71,493
Incentive Payments	0	0	0
Exceptional	0	0	0
In-kind benefits	3,382	3,208	640
Director’s fees (4)	0	0	0
TOTAL	1,368,120	1,074,174	212,158
(1)	Former Chairman and Chief Executive Officer
(2)	Starting on the date he assumed his duties i.e. from February 27 through December 31, 2005
(3)	From January 1 through February 26, 2005
(4)	Didier Lombard and Thierry Breton have waived payment of director’s fees.

Group Management Committee

The total gross amount, excluding employer charges, of the compensation paid in respect of 2006 by France Telecom and the companies controlled by it to the members of the France Telecom Group Management Committee, including Didier Lombard, (9 people) amounted to 7,397,165 euros.

The members of the Group Management Committee do not receive director’s fees for the offices held by them in the companies of the France Telecom group.

6.2.3    DIRECTORS’ ATTENDANCE FEES

Attendance fees allotted to the Directors

	in respect of year 2006(1)	in respect of year 2005(2)
Didier Lombard	0	0
Bernard Dufau	56,500	58,000
Arnaud Lagardère	17,000	19,000
Henri Martre	32,000	35,900
Marcel Roulet	46,500	48,900
Jean Simonin	38,500	36,800
Bruno Bezard	0	0
Jacques de Larosière (3)	44,500	35,500
Henri Serres (3)	37,000	36,800
Hélène Adam (5)	31,500	10,800
René Bernardi	43,500	32,900
Jean Michel Gaveau (5)	30,000	31,100
Stéphane Tierce	31,500	17,700
Former directors
Stéphane Richard	32,000	35,500
Pierre-Mathieu Duhamel (3)	5,500	20,300
Jean-Pierre Jouyet (3)	16,500(4)	14,200
Denis Samuel-Lajeunesse (3)	27,000	45,400
Alain Baron (5)	0	20,300
TOTAL	489,500	499,100
(1)	Paid in February 2007
(2)	Paid in February 2006
(3)	The director’s fees due to the representatives of the State are paid to the Public Treasury.
(4)	Starting on the date he assumed his duties, i.e. from April 19 through December 31, 2006
(5)	These directors have waived receiving their director’s fees personally and have requested that they be paid to their respective union organizations.

The Shareholders’ Meeting of April 22, 2005 set at 500,000 euros per year the maximum amount of attendance fees that may be distributed to the directors. Under this decision, the Board of Directors on January 31, 2007, after consulting with the Compensation, Nominating and Governance Committee, decided to allocate an amount of 489,500 euros to all members of the Board of Directors in respect of the financial year 2006. These attendance fees were paid in February 2007.

According to the distribution rules relating to director’s attendance fees, confirmed by the Board of Directors on January 31, 2007, directors shall receive a fixed amount of 10,000 euros per year and a variable amount based on attendance at board and committee meetings and duties performed within such committees.

Didier Lombard has waived payment of director’s fees.

Except for the directors representing the employees and the employee shareholders who received compensation as Company’s employees(1) and the Chairman and CEO, in 2006 the directors received no compensation other than attendance fees and no other benefit from France Telecom.

6.2.4    PROVISIONS FOR PENSIONS, RETIREMENT OR OTHER BENEFITS

The total amount of pension commitments (statutory retirement benefits and additional defined benefits) recorded as provisions in the financial statements at December 31, 2006 for the members of the Group Management Committee, including Didier Lombard, was 6,563,870 euros.

Except for the Chairman and Chief Executive Officer and the directors representing the employees, directors receive no pension coverage from France Telecom.

(1)	Pursuant to recommendations of the French Autorité des Marchés Financiers ("AMF"), this compensation is not publicly disclosed on an individual basis in the reference document filed with the AMF.

6.2.5    SHAREHOLDINGS AND STOCK OPTIONS

Shareholdings

The list below shows the number of France Telecom shares held by each of the members of the Board of Directors, to the best of the Company’s knowledge, on the date of this document:

Shares in the Company held by the directors
Didier Lombard	6,262
Bernard Dufau	6,692
Claudie Haigneré	70
Arnaud Lagardère	29
Henri Martre	70
Marcel Roulet	4,000
Jean Simonin	1,189
Bruno Bezard	0
Jacques de Larosière	0
Henri Serres	1,842
Hélène Adam	1
René Bernardi	52
Jean Michel Gaveau	1
Stéphane Tierce	8,152

On the date of this document, to the best of the Company’s knowledge, the members of the Group Management Committee, including Didier Lombard, held a total of 46,817 shares of France Telecom.

Stock options

On the date of this document, Didier Lombard and Stéphane Tierce were the only members of the Board of Directors holding stock options. These options were granted to them by the Board of Directors’ meetings of October 26, 2005 and May 21, 2007.

On the date of this document, all members of the Group Management Committee held stock options. These options were granted to them by the Board of Directors’ meetings of October 26, 2005, March 8, 2006 and May 21, 2007. In addition certain members of the Group Management Committee held Orange stock options together with option-based liquidity instruments (“ILO”) consisting of warrants exercisable in cash or new or existing ordinary shares of France Telecom (see note 27.1.3 to the consolidated financial statements); these options were granted to them by Orange S.A. between 2001 and 2003.

On the date of this document, the members of the Board of Directors and the Group Management Committee held a total of 1,656,420 stock options including:

-	704,140 options granted by the Board of Directors’ meetings of October 26, 2005 and March 8, 2006,

-	511,000 options granted by the Board of Directors’ meeting of May 21, 2007, and

-	441,280 options granted by Orange S.A.

The total of these options represents 0,064% of France Telecom share capital. The expense recorded on the income statement for the period ended December 31, 2006 for these options was 905,429 euros.

See section 6.4.2.2 “Stock options”.

6.3    BOARD PRACTICES

France Telecom observes the principles of corporate governance for listed companies set forth in the Medef/AFEP report of October 2003 and has endeavored to implement the recommendations of that report, notably through the adoption by the Board of Directors of Internal Guidelines setting the guiding principles for its operation and the terms under which it performs its duties. See Item 10. “Additional Information – 10.2.2 Provisions concerning administrative and management bodies—Internal Guidelines”.

6.3.1    DUTIES AND OPERATION OF THE BOARD OF DIRECTORS

The Board of Directors sets the guidelines for France Telecom’s business activities and monitors their implementation by management. Subject to the powers granted expressly to the shareholders’ meetings and within the limits of the corporate purpose, it handles all issues relating to the effective operation of France Telecom and settles by deliberation all business matters concerning it. In particular, it makes all decisions relating to the company’s major strategic, economic, employment, financial and technological policies.

(1)	Pursuant to AMF recommendations, this compensation is not publicly disclosed in the reference document filed with the AMF.

France Telecom selects its directors based on certain criteria, particularly their availability, experience and expertise in the sectors relating to the operator’s activities and the issues affecting it.

The Board of Directors met eleven times in 2006. On average, 13 out of 15 directors attended each Board meeting during this financial year. The average Board meeting lasted three hours. Usually, one or more Board committees met prior to the meeting to prepare its deliberations (see below).

The Board’s main activities were as follows:

Review of the financial statements and results

The Board of Directors approved the annual and half-year consolidated and unconsolidated financial statements, management reports and related-party agreements. It reviewed the quarterly revenues and key results. It approved the reports and resolutions submitted to the Shareholders’ Meeting and the responses to the shareholders’ written questions. It reviewed the 2006 budget.

Review and approval of strategic operations

The Board of Directors considered or was given information regarding the following investments, acquisitions or disposals: France Telecom’s decision to not overbid the Belgacom offer on Telindus (January 26), sale of France Telecom’s share of Ypso, progress of Amena’s shareholding (sale by Endesa of its minority holding in Amena to the Spanish subsidiary of Deutsche Bank) and sale project of 11% of Jordan Telecom by the Jordanian government to France Telecom (February 13), project to acquire 35% of the share capital of Tunisie Telecom (March 7), change in the France Telecom intention concerning maintaining its majority holding of PagesJaunes Group as well as the acquisition of 100% of One GmbH (Austrian operator) by the France Telecom/Carlyle consortium (June 6), approval of operations and actions in preparation for the start of the exclusivity period with KKR in order to conclude the total divestment of PagesJaunes Groupe (July 26), decision to invest in the French and European cinematographic rights and creation of the ad hoc subsidiary (October 25).

Strategic issues

Four Strategy Committees open to all Members were held during 2006 (cf. see below Strategy Committee).

Corporate governance

During the January 26, 2006 meeting (the first Board meeting to be held after December 19, 2005), the terms of office for board members elected by the General Shareholder’s Meeting expired at the start of the meeting and were immediately renewed as provided by the 7th resolution of the Shareholder’s Meeting of April 22, 2005; these terms will expire at the Shareholder’s Meeting called to approve the 2011 financial statements.

The Chairman’s term, whose duration is the same as that of Board member, also ended on January 26, 2006. Following deliberation the Board unanimously decided to renew the term. After deliberation, the Board also decided unanimously, in conformity with Article 18 of the Bylaws, to maintain the combining duties of Chairman of the Board and Chief Executive Officer.

Compensation for the Chairman, as established at the meeting of March 7, 2005, was approved and confirmed by the majority of the members of the Board (see Section 6.2.1). Finally, after having deliberated, the Board resolved by a majority vote in accordance with Article L.225-38 of the Commercial Code to authorize the granting to Didier Lombard of a severance package equivalent to 21 months of his total gross annual compensation, in the event that his period of office is terminated by decision of the Board and if in addition he must consequently leave the Group and have his employment contract terminated. This severance compensation includes the contractual redundancy allowance (see Section 6.2.1).

During the meeting of February 13, 2006, the Board unanimously approved the consolidated and unconsolidated financial statements for the business year 2005 and the related management reports, as well as the report on the conditions of preparation and organization of the work of the Board of Directors and the procedures for internal control. Moreover, the majority of the Board members approved the proposal to distribute a dividend of one euro per share in respect of the year 2005 and the policy to use cash for 2006. Finally, during this meeting, the Chairman of the Compensation, Nominating and Governance Committee indicated that the Committee acknowledged the changes in the organization of the Group’s management team.

During the March 8, 2006 meeting, the Board of Directors resolved by a majority vote to adopt a plan for additional distribution of stock options. It approved the general guidelines for the plan and the list of beneficiaries. Moreover, during the same meeting, the Board decided to submit to the Combined Ordinary and Extraordinary Shareholders Meeting of April 21, 2006 a resolution authorizing the Board of Directors to assign free of charge ordinary shares of the Company.

During the June 6, 2006 meeting, the Board approved by a majority vote an amendment to Article 8 of the Internal Guidelines of the Board providing that the Compensation, Nominating, and Governance Committee shall give an opinion in the case of a request for interpretation and amendment on stock option plans in effect within the France Telecom Group. During the same meeting, the Board approved by a majority vote the amendments made to Article 10 of the Internal Guidelines (definition of quorum and majority, participation in Board meetings by video conference and by other telecommunication means). Finally, a new version of the Internal Guidelines providing for the new structure of the Board’s Committees (three Committees instead of four, the Policy Committee being dissolved) was distributed to the Board members.

On September 13, 2006, The Board of Directors unanimously approved the 2006 half-year financial statements. On the same day, it recorded the presentation by Louis-Pierre Wenes, Senior Executive Vice-President in charge of the “NExT” transformation and French operations relating to the impact of the rebranding on the Group’s sales.

The Board, during its meeting on October 25, 2006, acknowledged the report from the Chairman of the Compensation, Nominating and Governance Committee on the activities of the Group’s Ethics Committee in 2005 and the first half of 2006.

On December 13, 2006, the Board approved the amendments made to the stock options plans that allow employees who leave the Group for personal projects, either sponsored or with seed money, to retain their right to exercise their options. It also approved the alignment of rules of the Wanadoo stock options plans with those of the France Telecom stock options plans of October 2005 and March 2006 and decided to delete any mention relating to the particularities of the civil servants in the applicable plans.

Finally the Board of Directors recorded the launching of the second evaluation of the operation of the Board of Directors and its Committees through the use of a questionnaire and the possibility for individual interviews, for any board members who wish to do so, with a member of the Group’s General Inspection team who does not attend meetings of the Board. This evaluation work will be conducted under the aegis of the Compensation, Nominating and Governance Committee.

6.3.2    DUTIES AND OPERATION OF THE BOARD’S COMMITTEES

As of the date of this document, France Telecom had three Board committees:

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau(1)	René Bernardi Bruno Bezard Jacques de Larosière

Compensation, Nominating and Governance Committee	2003(2)	Marcel Roulet(1)	Arnaud Lagardère(1) Henri Serres Jean Simonin

Strategy Committee	2003	Didier Lombard	Hélène Adam Jean-Michel Gaveau Henri Martre(1) Stéphane Tierce
(1)	Independent director as defined by the Medef/AFEP Report.
(2)	The Compensation, Nominating and Governance Committee replaced the Compensation Committee created in 1997.

Audit Committee

The responsibilities of the Audit Committee are detailed in Article 7 of the Board’s Internal Guidelines.

The Audit Committee met thirteen times in 2006. It met regularly with France Telecom’s executive officers and main managers of the group’s Finance Department, as well as the Director of Internal Audit and Risk Control and the statutory Auditors, in order to examine their respective action plans and the work that had been accomplished.

The Audit Committee performs the following duties on behalf of the Board of Directors:

■	review drafts of consolidated and unconsolidated annual and half-year financial statements, as well as drafts of management reports and reports on activity levels and results;

■	ensure compliance with accounting rules adopted for the preparation of the consolidated and unconsolidated financial statements;

■	verify that internal information gathering and control procedures are properly applied;

■	ensure the quality and relevance of information disclosed to shareholders;

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

The Audit Committee met thirteen times in 2006. It met regularly with France Telecom’s senior management and managers of the Group’s Finance Division, as well as the Director of Internal Audit and Risk Control and the statutory auditors, in order to examine their respective action plans and the work that had been accomplished.

Compensation, Nominating and Governance Committee

The duties of the Compensation, Nominating and Governance Committee include submitting recommendations to the Board of Directors relating to the appointment of Board members, the Chairman of the Board of Directors and members of the Board’s committees. The Chairman of the Board of Directors informs the Compensation, Nominating and Governance Committee of all appointments to the Group Management Committee.

In addition, the Committee submits proposals to the Board of Directors relating to compensation levels for corporate officers, more specifically for the Chief Executive Officer. At the request of the Chairman of the Board of Directors, the Committee may also issue an opinion on the methods used to determine compensation of senior management (fixed portion, bonus, method of calculation, indexing, stock options).

The Committee ensures that a succession plan exists for the members of the senior management team. It prepares, in close collaboration with the Chairman, the Board’s decisions on the appointment of officers.

The Committee makes proposals for improving the work of the Board of Directors and for the regular update of its Internal Guidelines. For this purpose, it organizes the procedure for evaluating the work of the Board and its Committees.

The Committee met seven times in 2006.

Strategy Committee

The Strategy Committee is consulted on projects related to the Group’s development, changes in industrial partnerships and proposed strategic alliances. The Strategy Committee reviews proposed strategic plans, annual budgets, strategic agreements, technology and industrial alliances and cooperation, and material acquisitions and disposals of assets.

The Committee met five times in 2006. Four of the five meetings were open to all directors.

The Chairman and Chief Executive Officer implemented in July 2006 a new series of power and signatory delegations to the members of the Group Management Committee and to the members of the management team who are under its direct supervision. Each member of the Group Management Committee may further delegate such authority within his or her own area of responsibility.

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

Board Independence

France Telecom has chosen to follow the criteria for independence used in France in the Medef/AFEP Report (October 2003). The Medef/AFEP Report criteria provide that one-third of board members should be independent. According to these criteria, five members (out of the total of 14 current board members) are independent.

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

Audit Committee

Throughout 2006 and up to May 23, 2007, France Telecom’s Audit Committee consisted of five directors including two independent directors. Since the departure on May 23 of Stéphane Richard as a director, the Audit Committee has consisted of four directors including one independent director.

Of these, two members are representatives of the French government and one is an employee who is not an executive officer of the issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Securities Exchange Act of 1934, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (c) relating to non executive employees and (E) relating to foreign government representatives. For its part, the Medef/AFEP Report recommends that two-thirds of an audit committee’s members should be independent.

The Committee is responsible for organizing the procedure for selecting the statutory auditors. It makes a recommendation to the board of directors regarding their choice and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by the shareholders meeting.

According to its Charter, the Committee has the authority to engage advisors and determine appropriate funding for payment of compensation to an accounting firm for an audit or other service.

Equity Compensation Plans	Under French law, France Telecom must obtain shareholder approval at a shareholders’ meeting in order to adopt an equity compensation plan.

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

6.4    EMPLOYEES

6.4.1    WORKFORCE TRENDS

Global changes in headcounts

As of December 31, 2006, the France Telecom group had 191,036 employees worldwide (203,008 employees as of December 31, 2005).

The table below shows, for the periods ended December 31, 2006 and December 31, 2005 the number of employees (active workforce end-of-period) by business segment in France and rest of the world.

	Year ended December 31
Number of employees	2006			2005			2004
(active workforce end-of-period)	France	International	Total	France	International	Total	France	International	Total
Personal Communication Services (PCS)	6,619	32,803	39,422	7,240	32,426	39,666	7,206	29,781	36,987
Home Communication Services (HCS)	94,671	38,814	133,485	102,763	38,646	141,409	107,041	41,010	148,051
Enterprise Communication Services (ECS)	7,598	10,531	18,129	7,012	10,098	17,110	7,129	9,965	17,094
Directories	0	0	0	3,959	864	4,823	3,604	749	4,353
Total Group	108,888	82,148	191,036	120,974	82,034	203,008	124,980	81,505	206,485
O/W temprary contracts (CDD)	1,787	2,561	4,348	2,625	1,916	4,541	2,148	1,952	4,100

Between 2005 and 2006, the number of employees (active workforce end-of-period) fell by 11,972. This decline reflects changes in scope such as the sale of PagesJaunes Group, the addition of new entities to the scope and changes in the consolidation rate for international subsidiaries. This decline can be broken down as follows:

-

a reduction of 12,086 employees in France, due mainly to early retirement, (2006 being the last year for that system), retirements, resignations, and transfers to the public sector, and also the withdrawal from PagesJaunes Group and its subsidiaries;

-

an increase of 114 employees in the international subsidiaries, due to workforce changes in existing subsidiaries, as well as changes in scope (withdrawal from the international subsidiaries of PagesJaunes Group and the addition of subsidiaries in Jordan to the scope of consolidation).

The breakdown of employees in France by types of activities as of December 31, 2006 was as follows:

- sales	48.3%
- innovation and prospective	2.7%
- management & support	13.5%
- multimedia production	0.4%
- information systems	8.0%
- networks	24.7%
- other	2.4%

In 2006, France Telecom continued to pursue its strategy as an integrated operator, establishing a new Country structure at all levels of the France Telecom Group.

Because of this strategy, in France the Group sold PagesJaunes Group in October 2006. In addition, it brought some businesses into France Telecom SA (consolidation of Transpac and Intelmatique) and acquired some new subsidiaries mainly related to the Enterprise Communication Services segment (Diwan and Néoclès Group). At comparable scope, the decrease in the workforce in France in 2006 amounted to 7,886 open-ended contracts, i.e. more than 49% of the 3-year reduction target of 16,000 under the “NExT” plan.

In Poland, the TP Group workforce fell by 463 during 2006 (a decline of 1.4%). At the same time, under an internal transfer plan more than 2,000 employees were redeployed to priority jobs. In the United Kingdom, Orange UK bought out and consolidated the O2 shops (November 2006). However, the workforce declined by 1,511 (10.8%) in 2006 following the implementation of a voluntary redundancy plan.

Equant increased its workforce in 2006 by 445 persons, in the various countries where the company operates.

In Jordan, the acquisition of the majority of the share capital in Jordan Telecom in July 2006 enabled the group to boost its presence in that country and to work on integrating the fixed-line, wireless and Internet business.

Recruitment policy

France Telecom continued to closely manage hires in France in 2006. The number of people hired in 2006 in France (excluding Directories) amounted to 2,439. These new hires were mainly in the areas of customer relations, innovation and information systems development.

The table below shows, for the periods ended December 31, 2006 and 2005, the number of people hired under open-ended contracts (“contrats à durée indéterminée”) by the France Telecom Group.

Number of people hired under Open-ended Contracts (CDI)	2006	2005
France Telecom S.A.	2,122	3,313
Domestic/French subsidiaries(1)	612	934
Total France(2)	2,734	4,247
Foreign subsidiaries	10,060	10,649
Total Group	12,794	14,896
(1)	Including Directories. 317 excluding Directories.
(2)	2,439 excluding Directories (in 2006).

Outside hirings in the foreign subsidiaries remained at a sizeable level so as to deal with a high turnover in some countries and with the growth needs of wireless and Internet telephony subsidiaries.

Between January 1, 2006 and December 31, 2006, the number of employees under fixed-term contracts fell from 4,541 to 4,348 (from 2,625 to 1,787 for France, and from 1,916 to 2,561 in other countries).

A Reference System for the Group’s businesses

Under the “NExT” plan, the Group implemented a program to support operating needs. This program is based on a prospective view of the skills needs for all the Group’s activities. Establishing the reference system for the Group’s professional skills and jobs is the foundation of this policy. It constitutes a common language for all the companies in the France Telecom Group.

As of December 31, 2006, 98% of the workforce in France and 96% of the foreign workforce fell under a Group job code.

Dedicated inter-company structures throughout the Group, called “business segments” were first established in late 2004. They cover the different areas of the Group’s activities (sales, customer relations, information technology, network technology, multimedia, strategic marketing, research and development, and support). Their purpose is to give a dynamic view of changes in the skills and jobs needed by the Group, and to promote lasting solutions to adapt France Telecom’s resources to its needs. They are managed and supervised by “segment contacts” acting on an inter-company basis for the Group as a whole.

In 2006, the 23 “business segments” proposed a tri-annual update of the needs for jobs and skills both on the Group level and for France.

This resulted in the following:

-	The implementation of an needs forecasting and management system for jobs and skills in the organizations;

-	A recruitment policy focused on new businesses and levels of expertise;

-	The creation of career path benchmarks;

-	A policy of mobility to priority sectors;

-	A revamping of the trainings program with professional career paths in direct contact with new skills needs, particularly in France.

A view of changing trends in the Group’s businesses is now available to all employees on the “job opportunities”,website, which was launched for France in February 2006, in accordance with the ACT program. Moreover, with the deployment of the “Performance” information system in France starting in January 2007, it will be possible to assess the skills of every employee. Deployment of this system abroad will be examined and will be adapted country by country.

Outlook for employment

The employment outlook for the period 2006-2008 for the France Telecom Group points to a reduction in its workforce of around 17,000 persons worldwide. This breaks down as follows:

-	A workforce reduction of around 1,000 persons outside France with increases for some fast-growing subsidiaries and reductions in other subsidiaries.

-

A workforce reduction of around 16,000 persons in France, with around 22,000 departures and 6,000 new hires. External hiring will be conducted in priority sectors: customer service, networks, information systems and innovation. The number of departures corresponds to the pace observed for the period 2002-2005. These will be accounted for primarily by early retirement (CFC) for 2006, retirements related to the age structure of employees in France, but also by transfers to the public sector and other personal projects such as spin-offs.

France Telecom also plans to upgrade the skills of its employees thanks to major training efforts over the next three years and to retrain around 10,000 persons for jobs in priority sectors such as customer relations, “all IP”, service platforms, innovation and content.

Outside recruitment

France Telecom will pursue its outside recruitment policy based on the Group’s needs and its financial position. In order to stay in close touch with the labor market, apprenticeships and the use of vocational training contracts and internships will be especially encouraged and will constitute a breeding ground for future recruitment. This youth placement policy will be supplemented with the development of a voluntary mentoring policy, aimed in particular at placing more emphasis on the transmission of expertise by experienced employees.

Transfers

France Telecom encourages and supports transfers at the initiative of the employees, both within the Group and to the public sector, spin-offs or to carry out a personal project.

Transfers may also occur at the initiative of the company, giving employees the best opportunities of repositioning themselves within the Group or developing a new plan outside the Group.

Support systems to develop skills and mobility

While at the same time focusing on productivity and confirming its aim to preserve jobs through a policy encouraging transfers to other priority business sectors, France Telecom is establishing systems enabling all employees to develop their skills and aptitudes so as to make an effective contribution throughout their professional lives.

Thus, the purpose of these Espaces Développement (development spaces) units is to advise and guide any employee who wishes to build and accomplish his professional project. This project may be at the employee’s initiative, an internal transfer plan, a plan to transfer to the public sector, a spin-off or it may be related to the changes in the company and its activities.

In France, these support units are organized by location, corresponding to the geographical area covered by the territorial divisions, and are designed for all the employees in that area regardless of which company they belong to within the Group and regardless of their status. In Poland, five of these development spaces were created to assist employees and organize internal transfers to customer service jobs.

Training

To meet the challenges of the “NExT” plan, the Group is boosting significantly the amount of resources devoted to training for the period 2006 – 2008. In 2006, more than 2.6 million hours of training were given in France, i.e. 26.2 hours of training per employee (compared with 19.9 hours in 2005). Special emphasis is placed on helping employees with career mobility through the creation of career paths alternating periods of training with supervised internships so as to train and absorb employees changing jobs under the best possible conditions.

Building on professional background and experience

To help its employees adapt, France Telecom supports changes in skills and qualifications. Every employee may use his professional experience and become involved, in agreement with his manager, in a career path based on the convergence of his interests and those of the Group. Special attention will be paid to training workers over the age of 45 in order to maintain or develop their ability to develop their skills in accordance with the Group’s needs.

Transfers to the public sector

In 2006, the active policy of transfers to the public sector was pursued. Thus as of December 31, 2006, about 3,600 persons (i.e. 5% of the civil servant workforce of France Telecom S.A.) were registered on the France Telecom intranet “development” website devoted to transfers to the public sector. 750 transfers were accomplished for 2006 – 33% for managers and 67% for non-managerial employees. Private sector employees, who qualify for the same assistance as civil servant, can also transfer to the public sector.

6.4.2    PROFIT-SHARING AND STOCK OPTIONS

6.4.2.1    Incentive and profit-sharing

Incentives

Incentive agreements are signed for each company and therefore there is no Group incentive plan. At France Telecom S.A., six incentive agreements have been signed since 1992. They affect all the employees in the Company.

Pursuant to the agreement signed for the years 2006 to 2008, France Telecom S.A. incentive payments are based on reaching a single indicator, the Operational Performance indicator (OPI), which is based on growth in revenues, control of operating expenses, optimization of investments and improved working capital. Incentive payments are based also on the Customer Service Quality Indicator that may allow an additional payment to be made if the indicator is reached. As corporate officer, the Chairman does not receive any incentive payment.

The following table sets forth the total incentive amounts under this plan over the past five years.

	Financial Year

(in millions of euros)	2006	2005	2004	2003	2002

Incentive payments by France Telecom S.A.	157	151	149	149	113

Profit-sharing

The Group’s profit-sharing agreement signed in 1997 with labor unions applies to the employees of France Telecom S.A. and of its majority-held French subsidiaries. As corporate officer, the Chairman does not receive any profit-sharing.

The special profit-sharing reserve of the Group is the sum of the special profit-sharing reserves calculated for each relevant company using a special formula (an exemption amendment was signed on June 29, 2001). It is based on operating income less interest expenses for each relevant company.

The special reserve is distributed to eligible employees, with 20% of the amount based on hours worked and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in France Telecom’s savings plan and are not available for five years.

The table below shows the profit-sharing amounts distributed under the Group profit-sharing agreement in the last 5 years.

	Financial Year

(in millions of euros)	2006	2005	2004	2003	2002

Special profit-sharing reserve distributed under the agreement	325	360	264	115	100

6.4.2.2    Stock Options

Stock option plans granted by France Telecom S.A.(1)

Since the authorization granted by the September 1, 2004 Shareholders’ Meeting, the Board of Directors has implemented three stock option plans applying to senior executives with key responsibilities or expertise for France Telecom.

The characteristics of these option plans are as follows:

Stock option plans granted by France Telecom	October 2005 plan	March 2006 plan	May 2007 plan
Date of the Shareholders’ Meeting authorizing the plan	09/01/2004	09/01/2004	09/01/2004
Date of the Board of Directors meetings issuing the options	10/26/2005	03/08/2006	05/21/2007
Total number of options granted	14,516,445	536,930	10,093,300
Percentage of capital represented by options	0.59%	0.02%	0.39%
Number of beneficiaries	3,747	165	1,152
1st possible exercise date (1)	10/26//2008	03/08/2009	05/21/2010
Expiration	10/26/2015	03/08/2016	05/21/2017
Exercise price	23.46	€23.46	€21.61	€
Total number of options exercised as at 12/31/2006	0	0	—
Total number of options cancelled at 12/31/2006	485,250	16,220	—
Total number of outstanding options at 12/31/2006	14,031,195	520,710	—
(1)	for beneficiaries who are not French residents

In accordance with the terms of the option plans, no option was exercised in 2006.

Stock option plans granted by certain subsidiaries

Certain employees of the France Telecom group participated in stock option plans for new or existing stock granted by certain publicly-traded subsidiaries of France Telecom, namely Orange S.A., Wanadoo S.A., Mobistar and ECMS (Mobinil). The various option plans for new or existing stock granted by the subsidiaries of France Telecom are described in Note 27 to the consolidated financial statements for the period ended December 31, 2006.

(1)	See also Section 6.2.5 “Shareholdings and stock options”

Wanadoo stock options assumed by France Telecom

Under the combined public offer for Wanadoo, France Telecom S.A. undertook to ensure the liquidity of any shares resulting from the exercise of the Wanadoo stock subscription options not tendered in the offer, using a mechanism valuing the Wanadoo share based on the offer’s exchange ratio, i.e. 7 France Telecom shares for 18 Wanadoo shares. This commitment resulted, at the time of the merger of Wanadoo S.A. and France Telecom S.A. on September 1, 2004, in the assumption by France Telecom of Wanadoo’s commitments to the holders of stock options based on the same exchange ratio, subject to additional adjustments that may occur as a result of subsequent financial operations.

Key dates of the Wanadoo option plans assumed by France Telecom

Option plans granted by Wanadoo	2000 plan	March 2001 plan (UK)	April 2001 plan	November 2001 plan	June 2002 plan	November 2002 plans	2003 plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000
Date of the Board Meeting granting the options	07/18/2000	03/21/2001	04/02/2001	11/26/2001	06/04/2002	11/26/2002	11/26/2003
Total number of options granted (1)	1,660,966	2,178,705	4,329,916	691,883	3,817,710	435,618	2,107,115	15,221,913
1st possible exercise date	07/18/2005	09/21/2001(2)	04/02/2004	06/26/2003(3)	06/04/2004(4)	11/26/2004(5)	11/26/2006
Term	07/18/2010	03/21/2011	04/02/2011	11/26/2011	06/04/2012	11/26/2012	11/26/2013
Exercise price (1)	48.70 €	15.69 €	15.38 €	15.38 €	13.84 €	13.84 €	16.60 €
Total number of options exercised as at 12/31/2006 (1)	0	741,065	2,034,348	275,864	1,485,561	213,293	39,780	4,789,911
Total number of options cancelled as at 12/31/2006 (1)	308,129	1,436,307	510,858	281,297	587,337	93,386	334,091	3,551,405
Total number of outstanding options at 12/31/2006 (1)	1,352,837	1,333	1,784,710	134,722	1,744,812	128,939	1,733,244	6,880,597
(1)	After conversion to France Telecom options based on the exchange ratio of 7/18ths and adjustment of the number of options and the exercise price following the September 26, 2005 France Telecom capital increase.
(2)	10% of the options became exercisable as at September 21, 2001, 10% as at March 21, 2002, 40% as at March 21, 2003 and 40% as at March 21, 2004.
(3)	5% of the options became exercisable on June 26, 2003, 23% on September 26, 2003, 5% on June 26, 2004, 23% on September 26, 2004 and 44% on November 26, 2004.
(4)	8% of the options became exercisable on June 4, 2004 and the remaining 92% on June 4, 2005.
(5)	13.5% of the options became exercisable on November 26, 2004 and the remaining 86.5% on November 26, 2005.

Options granted and exercised during the 2006 financial year

No stock options for new or existing shares were granted in 2006.

During 2006, 1,333,712 options (after conversion based on the exchange ratio) were exercised under the plans granted by Wanadoo, of which 137,512 exercised by the top ten recipients of these plans, employees or former employees of the France Telecom Group.

As at December 31, 2006, 6,880,597 options were outstanding with a weighted average exercise price of 21.82 euros.

Orange stock options with a liquidity contract

Upon completion of the tender offer followed by a squeeze-out of the shares of Orange S.A., France Telecom offered holders of Orange stock options and holders of Orange shares obtained through the exercise of options following the offer the possibility of signing a liquidity contract. In August 2005, in accordance with the authorization granted by the Shareholders Meeting of June 28, 2005, France Telecom issued and allocated free of charge to holders of Orange stock options having signed such a liquidity contract option-based liquidity instruments (“ILO”) consisting of warrants exercisable in cash or new or existing ordinary shares of France Telecom (see Note 27.1.3 to the consolidated financial statements).

Key dates of the Orange option plans

Option plans granted by Orange	February 2001 plans	Orange UK (5 years) Sharesave plan	Orange UK (3 years) Sharesave plan	October 2001 (A) plan	October 2001 (B) plan	Orange UK (3 years) Sharesave plan	May 2002 plan	Orange UK (3 years) Sharesave plan
Date of the Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the Board Meeting granting the options	02/12/2001	03/21/2001	03/21/2001	10/24/2001	10/24/2001	12/04/2001	05/15/2002	05/15/2002
Total number of options granted	75,009,447(1)	4,037,379	2,356,097	1,305,334(2)	11 096,825(3)	563,503	24,496,332(4)	1,349,694
1st possible exercise date	05/04/2001	06/01/2006	06/01/2004	02/12/2002	03/01/2002	01/01/2005	10/01/2002	07/01/2005
Term	02/12/2011	11/30/2006	11/30/2004	10/24/2011	10/24/2011	06/30/2005	05/15/2012	12/31/2005
Exercise price	10.00 €	4.43 £	4.98 £	10.00 €	8.91 €	5.16 £	6.35 €	3.17 £
Total number of options exercised as at 12/31/2006	12,747,412	1,238,180	830,592	78,920	4,453,422	192,831	12,082,076	771,857
Total number of options cancelled as at 12/31/2006	30,748,526	2,792,425	1,525,505	161,065	2,947,816	370,672	3,296,866	577,837
Total number of outstanding options as at 12/31/2006	31,513,509	6,774	0	1,065,349	3,695,587	0	9,117,390	0

Option plans granted by Orange	December 2002 plans	Orange UK (3 years) Sharesave plan	Orange Nederland (5 years) Sharesave plan	May 2003 (A) plan	May 2003 (B) plan	Orange UK (3 years) Sharesave plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the Board Meeting granting the options	12/20/2002	12/20/2002	12/20/2002	05/13/2003	05/13/2003	05/13/2003
Total number of options granted	2,968,240(5)	1,269,754	232,186	18,722,150(6)	1,700,000	300,459	145,407,400
1st possible exercise date	05/01/2003	03/01/2005	03/01/2006	05/13/2004	03/01/2005	07/01/2006
Term	12/20/2012(7)	08/31/2005	08/31/2006	05/13/2013(8)	05/13/2013	12/31/2006
Exercise price	7.23 €	3.93 £	6.14 €	7.43 €	7.38 €	4.53 £
Total number of options exercised as at 12/31/2006	1,305,752	754,251	127,532	5,581,165	1,700,000	132,373	41,996,363
Total number of options cancelled as at 12/31/2006	479,476	513,099	104,654	1,804,754	0	147,826	45,470,521
Total number of outstanding options as at 12/31/2006	1,183,012	2,404	0	11,336,231	0	20,260	57,940,516
(1)	Of which 0.4 million became exercisable in 2001, 7.2 million in 2002, 7 million in 2003 and 59.6 million as at February 12, 2004.
(2)	Of which 1.2 million became exercisable only as at October 24, 2004.
(3)	Of which 1.5 million became exercisable in 2002, 1.5 million in 2003 and 8 million as at October 24, 2004.
(4)	Of which 4.1 million became exercisable on May 15, 2003, 4.1 million on May 15, 2004 and 15.5 million since May 15, 2005.
(5)	Of which 0.6 million became exercisable on December 20, 2003, 0.6 million on December 20, 2004 and 1.6 million on December 20, 2005.
(6)	Of which 3.4 million became exercisable on December 31, 2004, 2.8 million on May 13, 2005 and 12.2 million may be exercised since May 13, 2006.
(7)	67,200 options expire on December 20, 2014.
(8)	423,900 options expire on December 13, 2015.

Options granted and exercised during the 2006 financial year

No stock options for new or existing shares were granted in 2006 under these plans.

During 2006, 5,114,738 Orange stock options were exercised, of which 163,860 by the top ten recipients of these plans, employees or former employees of the France Telecom group.

As of December 31, 2006, 57,940,516 Orange stock options were outstanding with a weighted average exercise price per option of 8.80 euros.

6.4.2.3    Free-of-charge shares

In April 2007, as authorized by the Shareholders Meeting of April 21, 2006, the Board of Directors approved a plan to allocate 10.3 million free-of-charge shares representing 0.39% of the capital to approximately 107 400 employees of France Telecom S.A. and its majority-held French subsidiaries (except for certain recently-acquired companies). Employees will be entitled to free-of-charge shares in two years time provided that certain financial objectives are achieved. The shares may not be transferred for a further two-year period after vesting.

Item 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

7.1.1    DISTRIBUTION OF CAPITAL AND VOTING RIGHTS AT MAY 31, 2007

Holder	Number of shares	As a%	Number of voting rights	As a%
French State	473,246,644	18.14%	473,246,644	18.21%
ERAP	371,515,064	14.24%	371,515,064	14.29%

Total of French State and ERAP	844,761,708	32.38%	844,761,708	32.50%

Public (1)	1,668,686,647	63.97%	1,668,686,647	64.20%

Employees (2)	85,855,645	3.29%	85,855,645	3.30%

Treasury shares	9,113,884	0.35%	0	—

Total (1)	2,608,417,884	100.00%	2,599,304,000	100.00%
(1)

Including 1,744,754 shares issued, but not yet recorded by the Board of Directors, upon exercise of Wanadoo stock options and option-based liquidity instruments (ILO) since January 1, 2007 (see Item 6. “Directors, Senior Management and Employees - 6.4.2.2 Stock options”).

(2)

Concerns only the shares held directly by employees or former employees in registered form or in the Group savings plan as well as shares purchased under the offering by the French State reserved for employees and non-transferable until November 7, 2007 or entitling the holder to bonus shares in January, 2008.

To France Telecom’s knowledge, no shareholder other than the French State or ERAP held, directly or indirectly, more than 5% of the capital or voting rights at May 31, 2007.

The main shareholders in France Telecom do not have voting rights different from those of the other shareholders.

Significant changes in shareholders’ interests over the last three years

To the best of France Telecom’s knowledge, the substantial changes in the shareholder base occurring in the last three years are the result of:

-

the capital transactions described in Section ,10.1.5, particularly the issue of 64.8 million new shares in April to redeem the Wanadoo shares in the combined tender offer and public exchange offer initiated by France Telecom and the issue of 133.4 million new shares in September 2005 to partially finance the acquisition of nearly 80% of the Spanish mobile operator Amena;

-

the sale by the French State in September 2004 of 267.7 million shares representing 10.85% of the share capital, held directly or indirectly through ERAP, by private placement with qualified investors in France and institutional investors outside France;

-	the additional French State sale in January 2005 of 28.7 million shares in an offering reserved for current and former employees of France Telecom;

-

the sale by the French State in June 2005 of 152.2 million shares representing 6.2% of the share capital, held directly or indirectly through ERAP, by private placement with qualified investors in France and institutional investors outside France; and

-	the additional sale by the French State in November 2005 of 16.7 million shares in an offering reserved for current and former employees of France Telecom.

On June 24, 2007, the French Ministry of the Economy, Finance and Employment announced that the French government had undertaken the sale of 5% of the share capital of France Telecom. See Note 37.3 to the consolidated financial statements: “Subsequent events”.

The breakdown of the share capital at France Telecom annual shareholders’ meetings in the last three years, in terms of percentages held, has changed as follows:

	Shareholders’ Meeting of 4/9/2004	Shareholders’ Meeting of 04/22/2005	Shareholders’ Meeting of 04/21/2006	Shareholders’ Meeting of 05/21/2007
French State	27.9	22.0	18.2	18.2
ERAP	26.6	19.1	14.3	14.2

Total of French State and ERAP	54.5	41.1	32.5	32.4

Public	43.2	55.8	64.1	64.0

Employees	2.3	3.1	3.4	3.3

Treasury Shares	0	0	0	0.3

Total	100.0	100.0	100.0	100.0

As of June 5, 2007, there were 77,084,178 ADSs of France Telecom outstanding and 51 holders of record were registered with The Bank of New York, depositary for the ADS program.

As of the same date, 11 United States residents were registered as beneficial owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom S.A.

7.1.2    DIRECT OR INDIRECT CONTROL OVER FRANCE TELECOM

Pursuant to Law No. 2003-1365 of December 31, 2003 and Decree No. 2004-387 of May 3, 2004, and since the sale by the State of 10.85% of the share capital in France Telecom on September 7, 2004, the specific procedures for the control of France Telecom by the French State no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French State in proportion to the number of France Telecom shares held by the State. On the date of this document, the State had three representatives out of a total of 14 members of the France Telecom Board of Directors.

In addition, the French State, by virtue of being the principal shareholder, has in practice (given the low level of participation in Shareholders’ Meetings and the absence of other significant shareholding blocks) the power to determine the outcome of the shareholders’ vote for the election of directors and, more generally, for any issue put to a simple majority vote at ordinary shareholders’ meetings. However, the State does not hold a “golden share”, (a form of share which does not exist in France Telecom’s share capital), or any other special advantage other than the right to have representatives on the Board of Directors as described above.

Aside from the French State, no natural or legal person either exerts or may exert control over France Telecom, either directly or indirectly, alone, jointly or acting together.

To the best of France Telecom’s knowledge, there is no agreement which, if implemented at a later date, could entail a change in its control.

7.2    RELATED PARTY TRANSACTIONS

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, numerous assistance and brand licensing agreements, as well as service-related agreements. In addition, financial agreements exist between France Telecom and most of its subsidiaries. France Telecom believes that these agreements were entered into.under normal market conditions.

TP Group

In order to benefit from France Telecom’s brand recognition, TP S.A. has signed a brand licensing agreement with France Telecom that allows it to use the logo composed of the France Telecom ampersand in France and abroad as of May 31, 2004. This license was granted for an annual royalty of 0.06% of pre-tax revenues generated by TP S.A. with third parties other than France Telecom (“external” revenues).

In addition, PTK, the TP Group’s mobile subsidiary, wholly owned by TP S.A. since November 2005, and Orange Brand Services Ltd, wholly owned indirectly by France Telecom, signed a brand licensing agreement in April 2005 under which PTK acquired the rights to operate under the Orange brand. PTK launched the Orange global brand in September 2005. Under this contract, PTK pays a royalty of 1.6% of its operating revenues for full use of the Orange brand as well as the benefit of Orange’s roaming and interconnection agreements, technology, handset signature and support services.

France Telecom believes that these contracts were entered into and are performed under normal market conditions.

Item 8 FINANCIAL	INFORMATION

8.1    FINANCIAL STATEMENTS

See Item 17. “Financial Statements” for a list of financial statements and other financial information filed with this Form 20-F. France Telecom’s fiscal year ends on December 31.

8.2    DIVIDEND POLICY

France Telecom distributed a dividend of 1 euro per share for 2005.

For 2006, the combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2007 decided the distribution of a dividend of 1.20 euro per share (representing 44% of the total organic cash flow) and payment of the dividend on June 7, 2007. Holders of American Depositary Shares will receive the dividend payment on July 3, 2007.

For 2007, France Telecom has indicated that it would maintain the dividend per share at the level paid for 2006. However, future dividends will depend on France Telecom’s ability to generate a profit, on its financial position and on any other factor deemed relevant by the Board of Directors.

Dividends distributed during the last 3 years (excluding the dividend tax credit) (avoir fiscal)

Dividend for Financial Year:	Number of shares	Dividend per share (in euros)
2003	2,467,113,623	0.25

2004	2,467,276,676	0.48

2005	2,603,059,797	1.00

Payment of dividends is assured by Euroclear France.

Dividends not claimed within five years of the date of payment revert to the French State.

8.3    LITIGATION AND ARBITRATION

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

The legal actions that may have a significant effect on the financial position of France Telecom are described in Note 33 to the consolidated financial statements: “Litigation and Claims”.

In addition, on January 25, 2007 Iliad and Free withdrew their complaints before the Competition Council with regard to the televisions offers over telephone lines launched by France Telecom and TPS in 2003. These withdrawals followed those of LD Com and Neuf Telecom in 2005. Based on these withdrawals, the Council may close the case.

On March 8, 2007, the Court of First Instance in Luxembourg dismissed France Telecom’s appeal of the European Commission’s decision authorizing a search of the premises of France Telecom and Wanadoo in the context of the investigation of a complaint for predatory rate practices by Wanadoo beginning in January 2004. France Telecom does not intend to appeal this decision, thus ending the proceedings, the Commission having for its part closed the proceedings on the substantive issue.

On March 13, 2007, the minority shareholders of FTML who hold 33% of the capital filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. The minority shareholders accuse France Telecom of having imposed upon its Lebanese subsidiary the settlement agreement of January 12, 2006 with the Lebanese government, thereby depriving them of any chance to collect their share of the sums awarded by the arbitration rulings of January and April 2005.

In the proceedings brought by the European Commission against the French State concerning possible State aid in favor of France Telecom under the special French business tax regime established by the French law of July 2, 1990, the European Court of Justice, responding to the Commission’s request to rule that the French authorities had failed to execute its decision of August 2, 2004, indicated in May 2007 that it had closed this aspect of the proceedings. This procedural development has no negative impact on France Telecom’s assessment of the risk in this matter. France Telecom considers that the risk constitutes a contingent liability as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

In the proceedings initiated in 2002 by the Competition Council involving the conditions under which Wanadoo had been marketing ADSL access offers, France Telecom received a notice of complaint in March 2007 addressing the substance of the case. France Telecom and the Council staff services have since entered into a settlement procedure pursuant to Article L.464-2 III of the French Commercial Code. Under this procedure, France Telecom will refrain from contesting the notified complaints, and will enter into certain commitments for the future, in return for which the sanction to be applied to the company will be no greater than a ceiling currently set at 60 million euros. The hearing at which this procedure will be finalized is expected to be held in September, 2007.

In the ongoing arbitration proceedings between TP SA and the Danish company DPTG concerning the calculation and sharing of revenues for an optical transmission system known as “NSL”, the expert named by the tribunal delivered a second report in May 2007. This development does not change France Telecom’s previous assessment of the risk. The outcome of this case remains uncertain.

There are no other governmental, legal or arbitration proceedings, including any proceedings of which France Telecom is aware, either pending or threatened, which may have or which have had in the past 12 months any significant effects on its financial position or its profitability.

See Item 3. “Key Information – 3.3.1 Risks related to France Telecom”.

Item 9 THE	OFFER AND LISTING

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

For information regarding risks related to France Telecom’s shares and ADSs, see Item 3.3 “Risk Factors – 3.3.3 Risks related to financial markets”: “France Telecom’s earnings and financial position could be affected by an equity market downturn” and “ The price of France Telecom’s ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar / euro exchange rate” and “Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights” and “Preemptive rights may be unavailable to holders of France Telecom’s ADSs”.

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

	Euronext Paris S.A.				New York Stock Exchange
	Price		Trading Volume (daily average)		Price		Trading Volume (daily average)

	High	Low	Securities	Capital	High	Low	Securities	Capital

	(€)		(€)		(US $)		(US $)
December 2006	21.18	19.02	10,356,485	209,902,306	27.75	25.84	222,005	5,983,923
January 2007	22.38	20.87	11,290,593	244,929,945	28.89	27.36	336,120	9,483,290
February 2007	21.75	20.26	10,767,524	228,137,057	28.37	26.93	233,299	6,485,246
March 2007	20.54	18.88	14,448,205	284,325,009	26.88	25.36	276,073	7,199,984
April 2007	21.89	19.78	12,604,139	262,609,565	29.34	26.96	208,440	5,865,918
May 2007	23.00	21.39	13,020,092	287,931,418	30.76	29.05	275,557	8,203,332
Sources:	Euronext Paris and Bloomberg

The table below shows annual changes in the price of France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange from 2002 to 2006.

	Euronext Paris S.A. (Price €)		New York Stock Exchange (Price US$)

	High	Low	High	Low
2002	41.34	5.79	42.7	6.98
2003	24.23	14.42	28.59	19.12
2004	24.78	17.85	33.48	22.25
2005	25.60	20.35	32.94	24.29
2006	21.94	15.50	27.75	21.07
Sources: Euronext	Paris and Bloomberg

The table below shows quarterly changes in the price of France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange in 2005 and 2006.

	Euronext Paris S.A. Price €		New York Stock Exchange Price US$

	High	Low	High	Low
First Quarter 2005	24.77	22.05	32.94	29.5
Second Quarter 2005	24.28	21.97	30.04	27.33
Third Quarter 2005	25.60	22.95	31.74	28.59
Fourth Quarter 2005	24.05	20.35	28.66	24.29
First Quarter 2006	21.94	17.71	26.67	21.51
Second Quarter 2006	19.27	16.12	23.66	21.07
Third Quarter 2006	18.25	15.50	23.47	21.12
Fourth Quarter 2006	21.18	17.83	27.75	23.23
First Quarter 2007	22.38	18.88	28.89	25.36
Sources: Euronext	Paris and Bloomberg

Item 10        ADDITIONAL INFORMATION

10.1    SHARE CAPITAL

10.1.1    ISSUED CAPITAL

Number of shares issued

At December 31, 2006, the share capital of France Telecom was 10,426,692,520 euros, divided into 2,606,673,130 shares with a par value of 4 euros each, fully paid up. This amount takes into account the issue duly noted by the Board of Directors’ meeting of January 31, 2007 of 3,616,333 new shares following the exercise in 2006 of Wanadoo stock options assumed by France Telecom and option-based liquidity instruments (see Item 6. “Directors, Senior Management and Employees – 6.4.2.2. Stock Options). At May 31, 2007, the share capital of France Telecom was 10,433,671,536 euros, divided into 2,608,417,884 shares (see Item 7. “Major Shareholders and Related Party Transactions – 7.1.1. Distribution of capital and voting rights at May 31, 2007”).

France Telecom S.A. shares have not been pledged as collateral in any way.

Capital authorized and not issued

As permitted by French law, France Telecom’s s Board of Directors has been authorized by the shareholders meeting to increase the share capital of France Telecom for a limited period of time and up to a limited sum. The following authorizations were granted by the annual shareholders’ meeting:

Nature of the operation	Valid through	Maximum nominal amount of capital increase

Issue ordinary shares and securities giving access to ordinary shares of the Company or of one of its subsidiaries :
- with shareholders’ preferential subscription rights	July 2009	€ 4 billion (1)
- without shareholders’ preferential subscription rights	July 2009	€ 4 billion (1)
Increase the number of shares to be issued in the event of a capital increase with or without shareholders’ preferential subscription rights	July 2009	15% of the initial issue (1)
Issue ordinary shares and securities giving access to ordinary shares, in the event of a public exchange offer initiated by the Company	July 2009	€ 4 billion (1)
Issue ordinary shares and securities giving access to ordinary shares, in consideration for contributions in kind granted to the Company and consisting of equity securities or securities giving access to share capital	July 2009	Approx. € 1,043 million (10% of the share capital on May 21, 2007) (1)
Issue shares reserved for persons having signed a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A. (2)	November 2008	€ 200 million (1)
Issue option-based liquidity instruments reserved for holders of stock options of Orange S.A. who have signed a liquidity contract with France Telecom (2)	November 2008	€ 10 million (1)
Increase the share capital by capitalization of reserves, profits or premiums	July 2009	€ 2 billion
Grant stock options for new or existing ordinary shares to employees or corporate officers	July 2010	Approx. € 209 million (2% of the share capital on May 21, 2007)
Record capital increases resulting from the exercise of Wanadoo stock options following the assumption of Wanadoo’s commitments to option holders (2)	November 2013	€ 48 million
Proceed with capital increases reserved for participants in the France Telecom group savings plan	July 2009	€ 1 billion
Grant free-of-charge shares to employees or corporate officers	June 2009	Approx. € 104 million (1% of the share capital on April 21, 2006)

(1)	The total nominal amount of capital increase that may be carried out pursuant to the delegations granted by these resolutions is limited to 8 billion euros.
(2)	See Item 6. “Directors, Senior Management and Employees - 6.4.2.2 Stock Options”

Reconciliation of the number of shares outstanding on the opening date and on the closing date of the financial year

Number of shares as of the opening date of the financial year (January 1, 2006)	2,603,059,797

Recognition by the Board of Directors’ meeting of January 31, 2007 of the exercise in 2006 of Wanadoo stock subscription options assumed by France Telecom and liquidity instruments on options	+3,613,333

Number of shares as of the closing date of the financial year (December 31, 2006)	2,606,673,130

10.1.2    SHARES NOT REPRESENTING CAPITAL

None

10.1.3    TREASURY SHARES HELD BY THE ISSUER, IN ITS NAME OR BY ITS SUBSIDIARIES – SHARE BUYBACK PROGRAM

At December 31, 2006, France Telecom held no treasury shares.

At May 31, 2007, France Telecom held 9,113,884 treasury shares. These shares were purchased as part of a share buyback program authorized by the shareholders meeting (see Item 16E. “Purchase of equity securities by the issuer and affiliated purchasers”).

10.1.4    CONVERTIBLE, EXCHANGEABLE SECURITIES AND SECURITIES WITH SUBSCRIPTION WARRANTS

Perpetual bonds redeemable for new France Telecom shares

Pursuant to the agreements signed regarding the settlement of difficulties encountered with the MobilCom Holding GmbH company (“MobilCom”) in which it owned 28.3% of the share capital, the Combined Shareholders’ Meeting of February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (“TDIRAs”) reserved for certain MobilCom creditors who had granted it loans or credit facilities, i.e. (i) the members of the banking syndicate of the Senior Interim Facility, (ii) Ericsson Credit AB and (iii) Nokia OYJ.

On March 3, 2003, France Telecom issued at par 430,705 TDIRAs with a nominal value of 14,100 euros each, representing a total amount of 6.07 billion euros including 341,910 TDIRAs reserved for the members of the banking syndicate of the Senior Interim Facility (“the Bank Tranche”), for 4.82 billion euros, and 88,795 TDIRAs reserved for Ericsson Credit AB and Nokia OYJ (“the Supplier Tranche”), for 1.25 billion euros.

With the exception of the adjustment mechanisms for the redemption ratio, the TDIRAs of both the Bank Tranche and the Supplier Tranche have identical features. However, since they are not entirely comparable, these securities are listed for trading as two separate issues on the Eurolist market (international compartment) by Euronext Paris. For them to be admitted for trading, a prospectus was prepared on these securities, which was approved by the Commission des opérations de bourse with specific warnings on February 24, 2003 under No. 03-092. This document is available on the AMF website (www.amf-france.org) and on the Company website (www.francetelecom.com,).

The TDIRAs are redeemable for new France Telecom ordinary shares at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price during 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price, based on a ratio of 405.4002 shares for one TDIRA for the Bank Tranche and 360.4485 shares for one TDIRA for the Suppliers Tranche. This rate is adjusted to protect the rights of the holders according to applicable law. Consequently, the initial ratio of 300 shares for one TDIRA was adjusted in April 2003, May 2004, September 2005, May 2006 and June 2007 to take account of new share issues and distribution of premiums and dividends made by France Telecom. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the members of the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The terms and conditions of the TDIRAs are described in Note 21.2 to the consolidated financial statements.

Based on the purchases made by France Telecom since they were issued, 287,758 TDIRAs remained outstanding on the date of this document, including 200,736 Bank Tranche TDIRAs redeemable (subject to possible adjustments in the redemption ratio) for 77,105,809 new France Telecom ordinary shares and 87,022 Suppliers Tranche TDIRA redeemable (subject to possible adjustments in the redemption ratio) for 31,226,539 new France Telecom ordinary shares.

Bonds convertible and/or exchangeable for new or existing shares – September 2004

In September 2004, France Telecom issued bonds convertible and/or exchangeable for new or existing shares maturing on January 1, 2009, for a total nominal amount of 1.15 billion euros, represented by 445,564 Bonds with a nominal value per unit of 2,581 euros.

Each bond bears interest at the rate of 1.60% per annum and entitles the bearer to demand, at any time on or after October 20, 2004 and until the seventh business day preceding the normal or early redemption date, the allotment of France Telecom shares in the ratio of 100,297 shares per bond, with the initial parity of 100 France Telecom shares for one bond having been adjusted following the capital increase of September 2005.

France Telecom may at its discretion remit new shares or existing shares, or a combination of the two.

The bonds are listed on the Eurolist of Euronext Paris S.A. under the ISIN code FR0010113357.

All the bonds were still outstanding as of December 31, 2006.

10.1.5    INFORMATION CONCERNING THE TERMS GOVERNING ANY RIGHT OF ACQUISITION AND/OR ANY OBLIGATION ATTACHED TO THE CAPITAL AUTHORIZED BUT NOT ISSUED, OR ANY UNDERTAKING TO INCREASE THE CAPITAL

None

10.1.6    INFORMATION ON THE CAPITAL OF ANY MEMBER OF THE GROUP SUBJECT TO AN OPTION OR A CONDITIONAL OR UNCONDITIONAL AGREEMENT TO PLACE IT UNDER OPTION

None

10.1.7    HISTORY OF THE SHARE CAPITAL

The table below shows the changes in the share capital of France Telecom over the past three financial years up to December 31, 2006:

	Change in Capital Stock			Cumulative number of shares outstanding
Date / Operation	Par Value	Premium	Capital Stock Value
April 9, 2004 Conversion of bonds(1)	€4,580	€70,621	€9,609,271,892	2,402,317,973
April 29, 2004 exchange offer for Wanadoo shares(2)	€259,187,180	€1,073,196,515	€9,868,459,072	2,467,114,768
December 31, 2004 Exercise of Subscription options(3)	€874,632	€2,426,026	€9,869,333,704	2,467,433,426
June 30, 2005 Exercise of Subscription options(4)	€3,307,816	€9,254,065	€9,872,641,520	2,468,160,380
September 26, 2005 Capital increase through the issuance of warrants for new shares(5)	€533,757,816	€2,423,225,177	€10,406,399,336	2,601,599,834
December 31, 2005 Exercise of Subscription options(6)	€5,839,852	€21,673,123	€10,412,239,188	2,603,059,797
December 31, 2006 Exercise of Subscription options(7)	€14,453,332	€46,728,974	€10,426,692,520	2,606,673,130
(1)	Recognition of the issue of 1,145 new shares following the request for conversion, during 2004, of 94 convertible bonds issued as part of the November 28, 1998 bond issue.
(2)	Issue of 64,796,795 new shares to redeem the Wanadoo shares in the combined tender offer and public exchange offer initiated on February 25, 2004 involving an exchange parity of seven France Telecom shares for 18 Wanadoo shares. Based on the France Telecom closing share price on April 28, 2004, the date on which the Autorité des Marchés Financiers recorded the end of the offer, the gross amount of the capital increase was 1,344,533,496 euros. Taking into account issue costs and bank commissions, the net proceeds of the share capital increase were 1,332,383,695 euros.
(3)	Recognition of the issue of 218,658 new shares following the exercise in 2004 of stock options of Wanadoo, which were assumed by France Telecom following its merger with Wanadoo completed on September 1, 2004.
(4)	Recognition of the issue of 826,954 new shares following the exercise in the first half of 2005 of stock subscription options granted by Wanadoo, which were assumed by France Telecom following its merger with Wanadoo completed on September 1, 2004.
(5)	Issue of 133,439,454 new shares to partially finance the acquisition of nearly 80% of Amena and enabled by the no-cost grant of stock subscription warrants at the rate of one warrant per share held on August 31, 2005, with 37 warrants held entitling the holder to subscribe to 2 shares at a price per share of 22.63 euros. The gross amount of the capital increase was 3,019,734,844 euros. Settlement/delivery took place on September 26, 2005. Issue costs in the amount of 63 million euros were charged to the issue premium.
(6)	Recognition of the issue of 1,459,963 new shares following the exercise in the second half of 2005 of stock subscription options granted by Wanadoo, which were taken over by France Telecom at the time of the Wanadoo buyout on September 1, 2004, and of liquidity instruments on options held by the holders of Orange stock subscription options receiving liquidity contracts.
(7)	Recognition of the issue of 3,616,333 new shares following the exercise in 2006 of stock subscription options granted by Wanadoo which were taken over by France Telecom at the time of the Wanadoo buyout on September 1, 2004, and of liquidity instruments on options held by the holders of Orange stock subscription options receiving liquidity contracts.

10.2    MEMORANDUM OF ASSOCIATION AND BY-LAWS

10.2.1    CORPORATE PURPOSE (ARTICLE 2 OF THE BY-LAWS)

France Telecom’s corporate purpose, in France and abroad, in conformity with the French Postal and Telecommunications Code, is:

-	To provide all electronic communication services in internal and international relations;

-	To carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

-

To establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

-

To provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

-

To set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

-	To obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

-

To participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means;

-

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

10.2.2    PROVISIONS CONCERNING ADMINISTRATIVE AND MANAGEMENT BODIES

Composition of the Board of Directors

See Item 6. “Directors, senior management and employees – 6.1.1.1 Board structure”. The by-laws of France Telecom (Article 13) state that the Board of Directors shall consist of a minimum of 12 and a maximum of 22 members, including three directors representing the employees and one director representing the employee shareholders.

Chairman of the Board of Directors (Article 17 of the By-laws)

The Chairman of the Board of Directors organizes and directs the work of the Board, on which he reports to the shareholders’ meeting. He is responsible for the proper operation of the France Telecom governing bodies and in particular sees to it that the directors are able to carry out their duties.

In accordance with Articles 29-1 and 29-2 of Law No. 90-568 of July 2, 1990 as amended, the Chairman of the Board of Directors has the power to appoint and manage the civil servants employed by the company.

General Management (Article 18 of the By-laws)

The company’s general management shall be assumed under the responsibility, either of the Chairman of the Board of Directors, who then assumes the title of Chairman and Chief Executive Officer, or, if applicable, by another natural person appointed by the Board of Directors and holding the title of Chief Executive Officer. The Board of Directors shall decide between these two arrangements for the exercise of general management.

At its February 25, 2005 meeting, the Board of Directors opted to combine the offices of Chairman and Chief Executive in the same person, without any restrictions on powers other than those included in Article 1 of the Internal Guidelines (see below). Article 1 provides that the Chairman must obtain the authorization of the board to engage the Company in investments or divestitures involving amounts in excess of 200 million euros per transaction, when such transactions are acquisitions or disposals. In addition, any investment involving amounts in excess of 20 million euros that does not fall within the company’s strategic policies must first be approved by the Board of Directors.

Directeur Général Délégué (Chief Executive Officer Delegate) (Article 19 of the By-laws)

At the proposal of the Chairman and Chief Executive Officer, the board of directors may appoint one or more individuals to assist the Chairman and Chief Executive Officer with the title of Chief Executive Officer Delegate. The maximum number of Chief Executive Officers Delegate is five. In agreement with the Chairman and Chief Executive Officer, the board of directors determines the extent and duration of the powers granted to the Chief Executive Officers Delegate.

To date, the Board of Directors of France Telecom has not appointed any Chief Executive Officers Delegate.

Internal Guidelines

On July 17, 2003, the Board of Directors adopted internal guidelines in line with the recommendations of the Bouton report for improving corporate governance in listed companies. The Internal Guidelines currently in force are available on France Telecom’s website (www.francetelecom.com).

Code of Ethics

On December 3, 2003, the Board of Directors adopted a Code of Ethics, which applies to all directors, managers and employees of France Telecom. It is available on France Telecom’s website (www.francetelecom.com).

The Code of Ethics sets forth the values of the Group and outlines its principles of action in relation to its customers, shareholders, employees, suppliers and competitors, as well as to the environment and the countries in which the Group operates.

The Code of Ethics also sets forth certain principles of behavior that each employee, director and manager of France Telecom must respect. These principles promote honest and ethical behavior on the part of these individuals and also accurate, complete and timely communication of information to the public.

In accordance with the rules in effect since 1997, the Code of Ethics reiterates the current standards and rules relating to stock market ethics and the need to comply completely with them. The Code of Ethics imposes certain preventive measures and, in particular, prohibitions on transactions carried out by “permanent insiders” (in particular, by directors and officers), for certain periods of time relating to securities of France Telecom and the other listed companies of the Group.

Reporting of misconduct

The Code of Ethics stipulates that France Telecom must ensure that measures exist in all Group entities to enable employees to report breaches or fraud of which they are aware, and that such reports are appropriately and promptly handled.

In line with these principles, France Telecom has implemented a direct alert system for breaches or fraud in the areas of accounting, internal control and audit so that any employee can issue an alert concerning France Telecom or its subsidiaries by regular mail or by email. This system has been in operation since January 2005. A procedure has been established to ensure that such alerts are handled independently and in such a way as to guarantee the protection of the employee.

10.2.3    RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHED TO EACH CLASS OF EXISTING SHARES (ARTICLE 11 OF THE BY-LAWS)

France Telecom has issued only issued ordinary shares. Each share confers the right to its proportional share in the profit and assets of France Telecom. In addition, it gives a right to vote and be represented in the shareholders’ meetings, in accordance with the statutory rules and the provisions of the by-laws. Ownership of one share implies, ipso jure, adherence to the by-laws and the decisions by the shareholders’ meeting.

There is no clause in the by-laws providing double or multiple voting rights for France Telecom shareholders.

Shareholders shall be liable for losses only to the extent of their contributions to the company’s capital.

Payment of dividends (Article 26 of the By-laws)

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

When a balance sheet prepared during or at the end of the financial year and certified by an Auditor shows that France Telecom, since the close of the preceding financial year, after recognizing the necessary depreciation and provisions, and deducting any prior losses as well as any sums allocated to reserves pursuant to the law and the by-laws, and factoring in any retained earnings, has earned a profit, then interim dividends may be distributed before the financial statements for the period are approved. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years of the date of payment revert to the French State.

Assignment and transfer of shares (Article 10 of the By-laws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

10.2.4    ACTIONS NECESSARY TO MODIFY SHAREHOLDERS’ RIGHTS

Shareholders’ rights may be modified as allowed by law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of the by-laws. It may not however increase shareholders’ commitments, except for properly executed transactions resulting from a share consolidation.

10.2.5    RULES FOR ADMISSION TO AND CALLING ANNUAL SHAREHOLDERS’ MEETINGS AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS (ARTICLE 21 OF THE BY-LAWS)

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings are composed of all shareholders whose shares are paid up and for whom a right to attend shareholders’ meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by 0:00 a.m. (Paris time) on the third business day preceding the meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the board of directors may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification shall be deemed present for the calculation of quorum and majority of shareholders’ meetings. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or by proxy by granting a proxy to their spouse or to another shareholder in order to be represented at a shareholders’ meeting. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via means of telecommunications, until 3 p.m. (Paris time) the day before the meeting. Transmission methods are set forth by the board of directors in the notice of meeting and the notice to attend. Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed in the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the meeting. The electronic signature may be carried out by recording, in conditions which comply with the first sentence of the second paragraph of Article 1316-4 of the French Civil Code (Code Civil), by means of an identifier and password or by any other procedure meeting the conditions defined in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code. The proxy or the vote thus cast prior to the meeting by electronic means, as well as where applicable the acknowledgement sent in response, will be considered as irrevocable and binding records, with the exception of the transfer of shares subject to the notification foreseen by section IV of Article R. 225-85 of the French Commercial Code.

Shareholders who are not resident in France may be represented at a shareholders’ meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Meetings

Shareholders’ meetings are convened by the Board of Directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered offices or any other location indicated in the notice to convene. Subject to exceptions provided by law, notices must be given at least 15 days before the date of the meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second meeting and, if applicable, the second postponed meeting, must be called at least six days in advance in the same manner as used for the first notice.

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

Shareholders’ Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a director appointed for that purpose by the Board of Directors. Failing that, the shareholders meeting itself elects a chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes. The officers shall name a secretary, who does not have to be a shareholder. The mission of the meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the meeting, check the votes cast and ensure their legality and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those meetings called to make any and all decisions that do not amend the by-laws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each financial year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. Its deliberations are valid only if the shareholders present, represented or voting by mail represent at least one fifth of the shares with voting rights. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the by-laws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to any legal provisions applicable to capital increases made by capitalizing reserves, profits or share premiums, its deliberations are valid only if the shareholders present, represented or voting by mail represent on the first notice of meeting at least one fourth, and on the second notice, one fifth of the shares with voting rights. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

10.2.6    OWNERSHIP OF SHARES BY NON-FRENCH PERSONS

Under the French Commercial Code, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code, a person who is not a resident of the European Union (“EU”) is not required to obtain a prior authorization before acquiring a controlling interest in a French company (with exceptions regarding certain sensitive economic areas, such as defense, public health, etc.). However, both EU and non-EU residents must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 10% or more of a French company’s share capital is regarded as a controlling interest.

Violations of this administrative notice requirement are sanctioned by a fine of 750 euros. This amount may be multiplied by 5 if the violation is made by a legal entity.

10.2.7    PROVISIONS HAVING EFFECT TO DELAY, DEFER OR PREVENT A CHANGE IN CONTROL

None

10.2.8    DECLARATIONS OF OWNERSHIP THRESHOLDS (ARTICLE 9 OF THE BY-LAWS)

In addition to the legal obligation to inform the Company and the Autorité des Marchés Financiers when thresholds of by 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, either directly or indirectly, as defined by Articles L. 233-7 et seq of the French Commercial Code, a number of shares, voting rights or securities issued representing shares equal to 0.5 % of the capital or voting rights in France Telecom is required, within five trading days from the date the shares are registered that result in reaching or crossing such threshold, to report to France Telecom by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the share capital owned by it.

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

10.2.9    CHANGES IN THE CAPITAL (ARTICLE 7 OF THE BY-LAWS)

The capital stock may be increased, decreased or amortized in accordance with applicable legal provisions.

10.3    MATERIAL CONTRACTS

On June 20, 2005, France Telecom established a syndicated line of credit for 8 billion euros to replace the syndicated credit line of 10 billion euros signed on June 22, 2004 (see Note 22.2 to the consolidated statements: “Credit Lines”).

In addition, France Telecom made significant acquisitions and disposals during the most recent financial years (see Note 4 to the consolidated statements: “Main acquisitions and disposals of companies and changes in the scope of consolidation”).

Other than the contracts mentioned above, France Telecom has not entered into any significant contracts other than the contracts entered into in the normal course of business.

10.4    FRENCH EXCHANGE CONTROLS AND OTHER LIMITATIONS ON PAYMENTS TO SECURITY HOLDERS

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

Neither the French Commercial Code nor France Telecom’s by-laws presently imposes any restrictions on the ability of non-French holders to hold or vote the shares.

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

A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the U.S. as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have however conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships (and up to six tiers of interposed partnerships) to the extent of the income taxable in the U.S. as the income of a resident in the hands of the ultimate partner or partners.

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

Also, if as a U.S. tax resident individual shareholder you would have been entitled to a refund of the avoir fiscal pursuant to the provisions of the U.S. France Treaty, you will be entitled to receive a payment equal to the amount of the French tax credit on dividend (which is equal to 50% of the amount of the dividend capped at 115 euros for single individuals and 230 euros for couples taxed jointly) less any withholding tax to be levied at the rate of 15% under the U.S. France Treaty. The French tax authorities have not determined yet the actual procedures under which the tax credit will be refunded in practice to you if you are eligible for the refund.

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

10.5.2    TAXATION OF U.S. HOLDERS

Prospective investors are hereby notified as follows: any discussion of U.S. federal tax matters set forth herein (a) is not intended or written to be legal or tax advice to any prospective investor or other person and is not intended or written to be used or relied on, and cannot be used or relied on, by any such person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person, and (b) is written in connection with the promotion and marketing by France Telecom of its shares and ADSs.

Each prospective investor should seek advice from your own independent tax advisor as to the tax consequences under your particular circumstances of investing in the shares or ADSs under the laws of the United States, FRANCE and any other jurisdictions where you may be subject to tax.

The following discussion is a general summary of certain U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of France Telecom shares and ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) and its legislative history, existing and proposed Treasury Regulations issued under the Code, published Internal Revenue Service (“IRS”) rulings and other administrative guidance, and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. The discussion is not a complete description of all tax considerations that may be relevant to you, and it does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the shares or ADSs, have a permanent establishment in France or hold shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction.

As used here, a “U.S. Holder” means a beneficial owner of the shares or ADSs that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a domestic trust.

The U.S. federal income tax treatment of a partner in a partnership that holds shares or ADSs will depend on the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of the shares or ADSs.

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs.

Dividends

Distributions on France Telecom shares and ADSs, including the amount of any French tax withheld and the gross amount of any payment on account of a French tax credit, that are paid out of France Telecom’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, will constitute dividends and will be includible in income by the U.S. Holder as ordinary income when actually or constructively received. If a distribution exceeds such earnings and profits, the excess will be treated first as a reduction in the U.S. Holder’s tax basis in the shares or ADSs, and any remaining excess will be treated as capital gain. For foreign tax credit limitation purposes, dividends will be foreign source income.

Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. For taxable years beginning before January 1, 2011, dividends received by noncorporate U.S. Holders are eligible for the same preferential rate of taxation applicable to long-term capital gains (maximum rate of 15 percent), subject to minimum holding period and other requirements.

If a dividend is paid in a currency other than U.S. dollars, the U.S. dollar amount of the dividend received will be based on the exchange rate for the currency received on the date you recognize the dividend, whether or not you convert the payment into U.S. dollars. You will have a basis in the currency received equal to its U.S. dollar value when you recognize the dividend. Any gain or loss on a subsequent conversion or other disposition of the currency generally will be ordinary income or loss from U.S. sources.

Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for tax withheld. In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. You should consult your own tax adviser about your eligibility for benefits under the U.S. France Treaty, including a reduced rate of French withholding tax, and applicable limitations on claiming a deduction or foreign tax credit for any French tax withheld.

Dispositions

You will recognize gain or loss on a sale, exchange or other disposition of France Telecom shares or ADSs in an amount equal to the difference between the amount you realize and your adjusted tax basis in the shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if you held the shares or ADSs for at least one year. Long-term capital gains of non-corporate U.S. Holders recognized in taxable years beginning before January 1, 2011 generally will be taxed at a maximum rate of 15 percent. Deductions for capital losses are subject to limitations.

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

PFIC Considerations

France Telecom believes it will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes and the discussion herein so assumes. However, that is a factual determination made annually and therefore may be subject to change. If France Telecom were treated as a PFIC, a U.S. Holder of shares or ADSs would be subject to certain adverse U.S. federal income tax consequences.

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

10.5.3    PROCEDURE FOR REDUCED WITHHOLDING RATE

If you are eligible for benefits under the U.S. France Treaty, you will be entitled to reduce the rate of French withholding tax on dividends by filing the applicable form(s) with the depositary or other financial institution managing your securities account in the U.S., or failing that, the French paying agent, if the financial institution managing your securities account or the French paying agent receives the form(s) before the date of payment of the dividend. If you fail to submit the applicable form(s) in time to avoid withholding, you may claim a refund for the amount withheld in excess of the U.S. France Treaty rate by providing a fully completed French Treasury Form to the financial institution managing your securities account in the U.S. (which will in turn provide it to the French paying agent).

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

Tax exempt U.S. pension funds, charities or other tax exempt organizations must also provide a certificate from the U.S. Internal Revenue Service setting out that they have been created and operate in compliance with the Internal Revenue Code of 1986, as amended. Tax exempt organizations may obtain this certification by filing a U.S. Internal Revenue Service Form 8802. Similar requirements apply to REITs, RICs and REMICs.

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

In addition, the by-laws of France Telecom are available on its website at www.francetelecom.com.

The consolidated financial statements of France Telecom for the last three financial years are available on its website at www.francetelecom.com.

Item 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The cash and debt management, as well as the management of market risks related to interest rate, foreign currency, liquidity, credit and shares, are implemented, inside the Finance Division, by the Financing and Treasury Department, and supervised by the Cash and Financing Committee, chaired by the Group’s Deputy Finance Director. The Committee meets quarterly and defines the framework for managing the Group’s debt, in particular liquidity risks, interest rates and exchange rates for the coming months, and reviews past management (completed transactions and financial results). The Cash and Financing Committee met five times in 2006.

11.1    INTEREST RATE RISK MANAGEMENT

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

11.1.1    MANAGEMENT OF FIXED-RATE/VARIABLE-RATE DEBT

The fixed-rate portion of the Group’s financial debt after swaps rose from 69.9% at December 31, 2005 to 82.7% at December 31, 2006.

This was mostly attributable to France Telecom S.A., whose fixed-rate portion rose from 71.9% to 88.4%, an increase of 5.7 billion euros mainly due to:

-	triggering of 4.1 billion euros of 3-month Euribor caps with a strike rate of 3.5%, fixing the interest rate at that level,
-	purchase of German (Bund) interest rate futures designed to protect a future issue against a rise in interest rates, fixing the debt for an amount of 0.6 billion euros,

11.1.2    ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

•	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-

derivatives that do not qualify for hedge accounting increase the portion of fixed-rate net debt by around 15%. A 1% rise in interest rates on this portfolio would lead to a decrease of 127 million euros in financial expense;

-

the variable-rate portion of net financial debt after derivatives designated as hedges (excluding derivatives qualifying as trading) represents 34%. A sudden 1% rise in interest rates would lead to an increase of approximately 138 million euros in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately 11 million euros in financial expense.

•	Sensitivity of net financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.6 billion euros, which represents 3.6% of the market value of net financial debt.

11.2    FOREIGN CURRENCY RISK MANAGEMENT

•	Currency risk at balance sheet level

Due to its international presence, France Telecom Group’s balance sheet is exposed to exchange rate changes. A rise in the euro affects the translation of subsidiaries’ foreign currency assets in the consolidated balance sheet. The main currencies concerned are the pound sterling and the Polish zloty.

Material foreign currency assets are hedged by debt in the same currency.

•	Currency risk at operating income level

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited.

France Telecom set up euro-zloty hedges in 2006 to reduce the currency risk related to the translation of TP Group’s operating cash flows.

At December 31, 2006, net foreign exchange gains in relation to business operations amounted to 4 million euros (14 million euros at December 31, 2005 and 20 million euros at December 31, 2004).

•	Currency risk at finance cost level

The Group’s subsidiaries finance themselves in their functional currency wherever possible.

France Telecom S.A. generally hedges its foreign currency issuance with derivatives or with assets in the same currency.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom S.A. and TP Group). It also shows the sensitivity of these entities to a 10% change in the exchange rates of the currencies to which they are exposed.

(in millions of currency)	Currency
	USD	GBP	CHF	DKK	PLN	EUR	Total Euro- equivalent	10% exchange rate fluctuation
France Telecom S.A..	(149)	(85)	8	(26)	(370)	-	(335)	(19)
TP Group	18	-	-	-	-	(241)	(227)	(19)
Total (currency)	(131)	(85)	8	(26)	(370)	(241)
Total (euros)	(99)	(127)	5	(3)	(97)	(241)	(562)	(38)

The scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom S.A. and TP Group, i.e. a 10% decrease in the value of the euro against the US dollar, pound sterling and Danish krone, as well as a 10% increase in the euro against the zloty and Swiss franc, would lead to a foreign exchange loss of (38) million euros.

11.3    LIQUIDITY RISK MANAGEMENT

The Group optimizes its liquidity management through:

•	Diversifying its sources of financing:

-	issuance in the short-term securities markets under the treasury bill program and the US commercial paper program.

-

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program. In 2006, France Telecom made issues in Swiss francs, yen, pounds sterling, euros and Canadian dollars to diversify its investor base.

-	France Telecom has a undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

•	Smoothing debt maturities: debt maturities are spread consistently over the next few years (see breakdown of net financial debt by maturity in Note 19.2).

•	Liquidity of investments:

France Telecom holds term deposits, mutual funds and negotiable debt securities with first-class financial institutions.

Its investments are therefore broadly very liquid and present limited counterparty risk.

The France Telecom Group works on the basis that it must be able to meet its loan repayments in the next twelve months without recourse to additional financing.

France Telecom’s liquidity position is as follows:

(in millions of euros)	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line	8,000	8,000	-
Available drawdowns on the syndicated credit line entered into in 2004 (1)	-	-	10,000
Authorized overdrafts	150	150	150
France Telecom S.A. credit facilities (a)	8,150	8,150	10,150
Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	1,605	768	719
Cash and cash equivalents (See Note 21) (c)	3,970	4,097	3,153
Financial assets at fair value (see Note 17) (d)	505	39	240
Bank overdrafts (e)	(197)	(166)	(346)
Liquidity position (a) + (b) + (c) + (d) + (e)	14,033	12,888	13,916
(7)	This syndicated credit line was entered into on June 22, 2004, and was cancelled on June 20, 2005 following the establishment of a new 8 billion euro syndicated credit facility (see Note 22.2).

France Telecom’s debt ratings

At December 31, 2006, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA

Long-term debt	A-	A3	A-

Outlook	Stable	Stable	Stable

Short-term debt	A2	P2	F1

A portion of the debt (8.7 billion euros of the outstanding balance at December 31, 2006) is subject to step-up clauses, which are triggered if the ratings assigned to France Telecom by Moody’s and Standard and Poor’s change. As France Telecom’s ratings did not change during 2006, the step-up clauses were not triggered. This amount does not include the TDIRAs in the step-up clauses described in Note 21.

11.4    MANAGEMENT OF COVENANTS

•	Commitments with regard to financial ratios

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

-	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 6.00 (EBITDA and net financial expense as defined in the contracts);

-	a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

The financial ratios to be respected in connection with receivables securitization programs are as follows:

-

for Orange France, an interest cover ratio (EBITDA to net financial expense) greater than 4.50 and a net financial debt to EBITDA ratio less than 3.00 (net financial debt and EBITDA as defined in the contracts).

-

for Orange SA, an interest cover ratio (EBITDA to net financial expense) greater than 3.00 and a net financial debt to EBITDA ratio less than 6.00 (net financial debt and EBITDA as defined in the contracts).

If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

At December 31, 2006, the ratios calculated met the conditions required.

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

•	Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including, in particular, the 8 billion euro syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

11.5    CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, investments and derivative financial instruments.

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

11.6    MARKET RISK ON SHARES

At December 31, 2006, France Telecom held no treasury shares and had no options to purchase its own shares.

At May 31, 2007, France Telecom held 9,113,884 treasury shares. These shares were purchased as part of a share buyback program authorized by the shareholders meeting (see Item 16E. “Purchase of equity securities by the issuer and affiliated purchasers”).

Item 12        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

To France Telecom’s knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of France Telecom or any of its fully consolidated subsidiaries.

Item 14        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15        CONTROLS AND PROCEDURES

15.1    DISCLOSURE CONTROLS AND PROCEDURES

In 2003, France Telecom created a Disclosure Committee whose mission is to ensure the accuracy, compliance with applicable laws and regulations and recognized practices, and the consistency and quality of the financial information disclosed by France Telecom. The Disclosure Committee reviews all financial information distributed by the Group and related documents such as press releases, presentation to financial analysts and management reports. The Disclosure Committee is chaired by the Chief Financial Officer and includes the Executive Director for Communications and Brand and the relevant directors within the accounting, legal, internal audit, management control and investor relations departments.

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosures controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

15.2    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

France Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

France Telecom’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included below.

15.3    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of France Telecom:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that France Telecom and subsidiaries (“the Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting, as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Group and our report dated June 25, 2007 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIÉS	/s/ ERNST & YOUNG AUDIT
Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris la Défense, France

June 25, 2007

Item 16 [RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At its meeting held on December 3, 2003, France Telecom’s Board of Directors determined that a member of its Audit Committee, Mr. Stéphane Richard, was an Audit Committee financial expert as defined in Item 16A(b) of Form 20-F. Stéphane Richard was ”independent” as defined by Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (see Item 6. “Directors, Senior Management and Employees” - 6.1.1.3 “Independent Directors”). On May 23, 2007, Stéphane Richard resigned from his position as a director after having been appointed as Chief of Staff for the French Minister of the Economy, Finance and Employment. On the date of this document, he has not been replaced and the Board of Directors has not yet designated an Audit Committee financial expert.

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

Deloitte & Associés and Ernst & Young Audit served as France Telecom’s independent auditors for the years ending on December 31, 2006 and 2005, for which audited financial statements appear in this annual report on Form 20-F.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Deloitte & Associés to France Telecom in 2006 and 2005.

(In million euros)	Deloitte & Associés				Ernst & Young

	Amount (Pretax)%				Amount (Pretax)%

	2006	2005	2006	2005	2006	2005	2006	2005

Audit

Audit Fees	24.1	22.4	99%	98%	26.3	21.9	94%	87%

Issuer	10.9	7.4	45%	32%	10.7	7.9	38%	31%

Fully integrated subsidiaries	13.2	15.0	54%	66%	15.6	14.0	56%	56%

Audit-Related Fees	0.3	0.5	1%	2%	1.7	2.9	6%	12%

Issuer	0.0	0.5	0%	2%	0.1	1.1	0%	4%

Fully integrated subsidiaries	0.3	0.0	1%	0%	1.6	1.8	6%	7%

Sub-total	24.4	22.9	100%	100%	28.0	24.8	100%	99%

Other services rendered to the fully integrated subsidiaries

Tax fees	0.0	0.0	0%	0%	0.1	0.3	0%	1%

Other Fees	0.0	0.0	0%	0%	0.0	0	0%	0%

Sub-total	0.0	0.0	0%	0%	0.1	0.3	0%	1%

Total	24.4	22.9	100%	100%	28.1	25.1	100%	100%

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

All services performed by the external auditors in 2005 and 2006 were authorized pursuant to the Audit Committee’s pre-approval policy, and the Audit Committee was regularly informed about the services provided and the fees incurred.

Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

France Telecom’s Audit Committee consists of four directors including one director who meets the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements include Messrs. de Larosière and Samuel-Lajeunesse, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Bernardi, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. France Telecom’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Combined Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 authorized for a period of eighteen months ending on October 21, 2007, a share buyback program up to a maximum of 10% of the share capital of the Company existing on the date of the meeting. Under the program, the maximum price cannot exceed 40 euros per share. A press release describing the program was submitted to the Commission on March 20, 2007 as a Report on Form 6-K.

The Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2007 decided to renew without change the share buyback program for a period of eighteen months ending on November 21, 2008. A press release describing the new program was submitted to the Commission on May 22, 2007 as a Report on Form 6-K.

No purchase was made during 2006 by or on behalf of France Telecom or any “affiliated purchaser,” as defined in §240.10b-18(a)(3) of ordinary shares or any other units of any class of France Telecom’s equity securities that is registered pursuant to section 12 of the Exchange Act.

In March 2007, France Telecom carried out the acquisition of 9,113,884 treasury shares as part of the share buyback program authorized in 2006. The objective of these purchases was to allocate shares to employees of France Telecom as part of the plan to grant free-of-charge shares, which was decided by the Board of Directors in April 2007 (see Item 6. “Directors, Senior Management and Employees - 6.4.2.3 Free-of-charge shares”).

As of May 11, 2007 France Telecom put in place a liquidity contract with an independent bank concerning its ordinary shares listed on Euronext Paris. This contract is compliant with the practice recognized by the AMF. Funding in the amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract. At May 31, 2007, France Telecom held no treasury shares as part of this contract. At June 22, 2007, France Telecom held 1,215,000 treasury shares as part of this contract.

PART III

Item 17        FINANCIAL STATEMENTS

Item 18        FINANCIAL STATEMENTS

Not applicable.

Item 19        LIST OF EXHIBITS

1.1	Bylaws (statuts) of France Telecom, as amended on May 21, 2007.
2.1*	8 billion euro syndicated credit agreement dated June 20, 2005 among France Telecom and the several parties named therein.
2.3**	Indenture dated March 14, 2001 between France Telecom and, inter alia, Citibank, NA as Trustee.
4.1	Extracts of the minutes of the Board of Directors meetings dealing with the compensation of the Chairman and Chief Executive Officer of France Telecom.
8.0	List of France Telecom’s subsidiaries (see Note 36 to the consolidated financial statements).
10.1	Consent of Deloitte & Associés as auditors of France Telecom.
10.2	Consent of Ernst & Young Audit as auditors of France Telecom.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on May 22, 2006.
**	Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Commission on May 29, 2001.

GLOSSARY OF TECHNICAL TERMS

ADSL (Asymmetric Digital Subscriber Line): ADSL is a technology that permits high-volume data transmission across traditional telephone networks (most commonly access to the Internet) via paired copper cable (the most common type of telephone line found in buildings).

ARCEP (Autorité de Régulation des Communications Electroniques et des Postes): French regulatory authority for electronic and postal communications.

ART (Autorité de Régulation des Télécommunications): French telecommunications regulatory authority (now ARCEP).

ATM (Asynchronous Transfer Mode): broadband multiplexing technology that utilizes connected packets (ATM packets) to carry different types of traffic with guaranteed quality.

ATM: see “Asynchronous Transfer Mode”.

Autonomous System (AS): group of IP routers managed by a single administrative entity using a common routing protocol (Internet Gateway Protocol), and identified by a unique Autonomous System Number (ASN).

Backbone: fiber optic backbone transmission network for long distance and very high capacity services (see DWDM and SDH).

BAS (Broadband Access Server): broadband access grouper that collects incoming and outgoing traffic to DSLAMs, covering the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network. This grouping equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

BAS: see “Broadband Access Server”.

Bluetooth: wireless transmission technology enabling the construction of medium-speed (around 700 Kbits/s) and short-range personal networks, most notably point-to-point exchanges between fixed and mobile devices (PCs, PDAs, telephones, wireless headphones, printers). This technology allows for wireless connectivity between hardware via radio bandwidths of 2.4 GHz over distances of approximately 10 meters.

Broadband: transmission technology in which a single medium (wire) can carry several channels at once. Term used to designate high-speed networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connections providing at least 128 Kbits/s downstream, from the exchange to the user).

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (private automatic switch for businesses).

CFCs (chlorofluorocarbons): chemical substances used as refrigerating gases in cooling systems for switches.

CRM (Customer Relationship Management): dedicated applications that enable a company to better know each client, and therefore offer more targeted products and services, ensuring better client satisfaction.

DCS 1800 (Digital Cellular System 1800) or GSM 1800: wireless operating system using the GSM standard applied to the 1800Mhz wavelength and adapted to micro-cellular networks.

DECT (Digital European Cordless Telephone): European wireless standard on the 1880-1900 MHz wavelength, using digital compression.

Dense Wavelength Division Multiplexing (DWDM): transmission technology based on multiplexing wavelengths in a fiber optic, enabling very high speed (up to 10 Gigabits per second) information transfers over long distance networks.

Distribution frame: telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber in order to transfer them to the local telephone switch.

DRM: see Digital Rights Management.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers for Public Switched Telephone Networks up to complete broadband transfers of digital packets. See ADSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulating of subscriber ADSL modems and the first level of aggregation for data transport on IP networks. The equipment is also used to filter voice and data. Installed close to local cross-connects, they generally manage between 100 and 2,000 subscribers.

DWDM: See Dense Wavelength Division Multiplexing.

Edge (Enhanced Data Rates for GSM Evolution): radio technology representing the intermediary stage between GRPS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with nominal rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may, at any time, initiate a transmission.

FDD (Frequency Division Duplex): means of allocating UMTS frequencies, assigning a distinct frequency channel for the uplink (from the mobile terminal to the base station) and another for the downlink (base station to the mobile terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

Gateway: interface making communication possible between two different networks. Some gateways are two-way and some are one-way.

Gbits or Gigabits per second: billions of bits transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): second generation mobile communication system enabling nominal speeds of up to 170 Kbits/s and effective speeds of around 50 Kbit/s.

GSM (Global System for Mobile Communications): European standard for second generation mobile telephones operating in the 900–1800 MHz frequency bands.

Hotspot: Wi-Fi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbit/s, depending on the Wi-Fi standard used (see Wi-Fi).

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. France Telecom’s commercial name for these services is Numéris.

Intelligent Network (IN): network architecture concept aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This is based primarily on the installation of the service logic and data on a central IT server, which manages the switches.

Internet Protocol (IP): one of the two main communications protocols between networks (the other protocol is ATM), notably used on Internet and Intranet networks. IP is a specific transfer protocol based on the principle of packet switching.

Internet Service Provider (ISP): company that provides access to the Internet for individual subscribers, businesses and corporations.

Intranet: local network that uses the same protocols and technologies as the Internet, but which relies on a private set of computers and is not open to all Internet users. Examples include Intranets used by companies or by certain communities, etc.

IP Telephony: see Voice over IP.

IP: see Internet Protocol.

Kbit/s or Kilobits per second: thousands of bits transferred per second on a transmission network. See bit.

Livebox: terminal sold by France Telecom that offers broadband modem, router and Wi-Fi and Bluetooth wireless access point functions and provides broadband Internet connection, television and Voice over IP.

Local Area Network (LAN): local business or corporation networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: section of the telephone network connecting the local telephone switch to individual subscribers’ homes.

Long Distance Network: public or private network covering a very large geographical scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

Mbit/s or Megabits per second: millions of bits transferred per second on a transmission network. See bit.

Metropolitan Area Network (MAN): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency) or a clock speed for microprocessors (computer).

MMS (Multimedia Messaging Service): this service is an extension of SMS and email, enabling users to send multimedia documents through GPRS and UMTS mobile telephone networks and terminals.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. Livebox is the multiplay solution offered by France Telecom.

Multiplexing: technique to simultaneously transfer several communications on a same transmission channel.

Multi-Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of and resolve construction and protocol issues relating to the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

Multi-site Broadband Service: solution enabling a company to connect several sites in a single city or region up to transfer voice, data and image information at speeds of up to 2.5 Gbits. This solution is based on a backed up and dedicated local loop to ensure maximum security.

MVNO (Mobile Virtual Network Operator): operators that do not build and operate their own mobile network, but instead have access to the networks of one or more mobile operators and offer their own branded services to customers using another operator’s network.

NAS: see “Network Access Server”.

Network Access Server (NAS): sideline IP network equipment for the concentration of telephone modem accesses for the switched telephone network and connection to the IP network.

Next Generation Network (NGN): networks based on a project to implement the technologies used for data transfer and the Internet to provide all the services currently based on the Public Switched Telephone Network.

NGN (New or Next Generation Network): generic concept referring to IP protocol-based voice and data networks, making it possible to switch from a simple connectivity approach to a new client service development approach (see “IP Protocol”).

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

Outsourcing: service agreement between a company and an operator consisting in the transfer of the management of all telecommunications or computing needs.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

PCBs (polychlorinated biphenyls): chemical products used in certain electrical installations, particularly power generators and capacitors.

PDA (Personal Digital Assistant): a handheld computer with memory of up to several megabits and a touch-sensitive screen, often using a stylus to input data. PDAs are mainly used for calendar, address book and memoranda tools, but technological progress has enabled advanced office or multimedia features to be incorporated (player for mp3, images, videos and sometimes a telephone).

Personal Digital Assistant (PDA): see PDA.

Public Switched Telephone Network: voice transfer network consisting of handsets, subscriber lines, circuits and switches. Also used to access certain data services.

Roaming: allows wireless customers to make and receive calls while in the coverage area of a network of which they are not clients, and to be billed for this service by their home network. A prime example of which is the use of a wireless device abroad on another operator’s network.

Router: interconnection gateway between several servers installed on a network node, designed to optimize data transmission and give users access to all available services on this network.

SDH: see “Synchronous Digital Hierarchy”.

Semaphore Signal code 7: exchange of information required for the management of a telephone call (completion and break, maintenance and supervision and billing) completed in a digital form by a distinct network to the one used for the call itself.

SMS (Short Message Service): communications service based on short written messages on mobile telephone handsets and networks.

Spam: flooding numerous users’ email accounts by sending unsolicited “junk” electronic messages to promote products or services.

SS7: See Semaphore Signal code 7

Switches: telephone call management systems with three functions: interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (billing, operation and maintenance).

Synchronous Digital Hierarchy (SDH): very high speed fiber optic transmission standard that enables the transport of packets of information at various speeds in a secure manner, while facilitating their management.

Tbit/s or Terabits per second: trillions of bits transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): means of allocating UMTS frequencies, based on allocating distinct time slots for the uplink (from the mobile terminal to the base station) and the downlink (base station to the mobile terminal) on the same frequency channel.

Transpac: see X25.

UMTS (Universal Mobile Telecommunication System): third generation (3G) mobile telephone standard enabling high volume communication (2 Mbits/s in symmetrical volume) on frequency bands of 1.9 to 2.2 GHz.

Unbundling: obligation for operators owning local loops to provide a third party operator with pairs of bare copper wires. The third-party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers with its own network. Housing of the equipment is also offered to third parties, in addition to unbundling. The unbundling of the local loop can be shared or full. Shared unbundling enables the third-party operator to offer a broadband service on the highest frequency spectrum of the local loop, whereas the operator-owner continues to provide the subscription and telephone service on the lowest frequency spectrum. Full unbundling allows the third-party operator to control and use the full frequency spectrum of the local loop and provide telephone as well as broadband services.

Videophony: technique making it possible to call and view the person called onscreen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s videophony service is “Maligne visio”.

Virtual Mobile Operator: See MVNO.

Virtual Private Network (VPN): group of logically organized communications resources from the Public Switched Telephone Network that are offered by providers to clients as a private network.

VOD (Video On Demand): possibility to select digital video content and download it from a central server on to a computer or television.

Voice over Internet Protocol (VoIP): transport of voice services using IP technologies.

VPN: see Virtual Private Network.

WAP (Wireless Application Protocol): protocol optimizing Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wide Area Network (WAN): network spanning several buildings or a town or city. See MAN.

Wi-Fi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11MBit/s (802.11b standard) or 54 Mbit/s (802.11g standard). By extending the Ethernet protocol to cover radio services, Wi-Fi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances of up to 10 meters.

WiMax: wireless broadband transmission standard operating at 70 Mbit/s (802.16 standard), which enables several Wi-Fi access points to connect to a fiber optic network and therefore increase the range of Wi-Fi networks. With a nominal range of 50 km, it should enable the development of city-wide networks (MAN) based on unique access points over the long term.

X 25: standardized communications protocol enabling a link to be established between two pieces of equipment using a network known as a “packet switch”. The Transpac network was the first public X.25 network open to the world using this technology.

xDSL: see DSL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of France Telecom:

We have audited the accompanying consolidated balance sheets of France Telecom and its subsidiaries (the “Group”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

Without qualifying the above opinion, we draw your attention to Note 33 to the consolidated financial statements, that discloses the European Commission’s decision relative to the business tax system and specifies that the request submitted by the European Commission is included within the category of contingent liabilities as defined in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006 and the determination of equity and financial position at December 31, 2006, 2005 and 2004, to the extent summarized in Note 37.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2007 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIÉS	/s/ ERNST & YOUNG AUDIT Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris la Défense, France

June 25, 2007

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except share data)

	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	3-5	51,702	48,082	45,285

External purchases	3-6	(22,809)	(19,923)	(17,650)
Other operating income	3-6	473	410	562
Other operating expense	3-6	(2,235)	(2,152)	(2,107)
Labour expenses: - Wages and employee benefit expenses	3-6	(8,592)	(8,464)	(8,574)
- Employee profit-sharing	3-6	(346)	(349)	(250)
- Share-based compensation	3-6	(30)	(158)	(374)
Depreciation and amortization	13-14	(7,824)	(7,024)	(7,980)
Impairment of goodwill	7	(2,800)	(11)	(534)
Impairment of non-current assets	7	(105)	(568)	(179)
Gains (losses) on disposal of assets	8	97	1,089	723
Restructuring costs	9	(567)	(454)	(181)
Share of profits (losses) of associates	15	24	20	29

Operating income		6,988	10,498	8,770

Interest expense	10	(3,155)	(3,058)	(3,641)
Foreign exchange gains (losses)	10	26	(147)	144
Discounting expense	10	(122)	(162)	(148)

Finance costs, net		(3,251)	(3,367)	(3,645)

Income tax	11	(2,180)	(1,419)	(2,329)

Consolidated net income after tax of continuing operations		1,557	5,712	2,796

Consolidated net income after tax of discontinued operations	4	3,211	648	414

Consolidated net income after tax		4,768	6,360	3,210

Net income attributable to equity holders of France Telecom SA		4,139	5,709	3,017
Minority interests	30	629	651	193

Earnings per share (in euros)
Net income of continuing operations attributable to equity holders of France Telecom SA
- Basic		0.40	2.07	1.09
- Diluted		0.39	2.00	1.08
Net income of discontinued operations attributable to equity holders of France Telecom SA
- Basic		1.19	0.21	0.15
- Diluted		1.17	0.20	0.14
Net income attributable to equity holders of France Telecom SA
- Basic		1.59	2.28	1.23
- Diluted		1.57	2.20	1.22

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	Note	At December 31, 2006	At December 31, 2005	At December 31, 2004
ASSETS

Goodwill, net	12	31,517	33,726	27,589
Other Intangible assets, net	13	18,713	18,865	15,632
Property, plant and equipment, net	14	28,222	28,570	26,502
Interests in associates	15	360	321	370
Assets available for sale	16	338	263	615
Other non-current financial assets and derivatives	17	987	1,506	4,285
Deferred tax assets	11	8,250	11,020	9,469
Total non-current assets		88,387	94,271	84,462

Inventories, net		844	854	644
Trade receivables, net	18	6,756	7,121	6,589
Other current assets	18	1,788	1,917	2,785
Current tax assets	11	247	313	88
Prepaid expenses	18	580	572	660
Other current financial assets and derivatives	17	599	205	312
Cash and cash equivalents	19	3,970	4,097	3,153
Total current assets		14,784	15,079	14,231
TOTAL ASSETS		103,171	109,350	98,693

EQUITY AND LIABILITIES

Share capital		10,427	10,412	9,869
Additional paid-in capital		15,179	15,131	12,675
Retained earnings (deficit)		(5,171)	(8,325)	(11,673)
Net income for the year		4,139	5,709	3,017
Translation adjustment		2,220	1,933	563
Equity attributable to equity holders of France Telecom SA		26,794	24,860	14,451

Minority interests		4,844	3,578	3,232
Total equity	30	31,638	28,438	17,683

Exchangeable or convertible bonds (non-current)	19	30,829	34,218	34,222
Other non-current financial debt and derivatives	19	7,234	8,418	8,571
Non-current employee benefits	26	534	679	628
Other non-current provisions	28	2,206	2,645	3,249
Other non-current liabilities	29	1,494	1,231	1,339
Deferred tax liabilities	11	1,749	3,720	1,978
Total non-current liabilities		44,046	50,911	49,987
Exchangeable or convertible bonds, and other current financial debt and derivatives	19	8,057	9,193	11,480
Accrued interest payable	19	1,240	1,396	1,172
Current employee benefits	26	1,606	1,763	1,982
Current provisions	28	1,816	1,847	1,943
Trade payables		9,015	9,518	7,757
Other current liabilities	29	2,110	2,192	2,688
Current tax payables	11	466	337	431
Deferred income	29	3,177	3,755	3,570
Total current liabilities		27,487	30,001	31,023
TOTAL EQUITY AND LIABILITIES		103,171	109,350	98,693

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros)

			Attribuable to equity holders of France Telecom SA
			Share capital	Additional paid-in capital	Retained earnings				Net income	Trans- lation adjust- ments	Total	Minority interests	Total Equity
	Note	Number of shares in issue			Income (expense) recognized directly in equity			Others reserves
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2006		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438
Unrealized foreign exchange gains (losses)										292	292	(18)	274
Gains (losses) on financial assets available for sale					(5)						(5)		(5)
Gains (losses) on cash flow hedges taken to equity						102					102	2	104
Deferred tax on items recognized directly in equity							(36)				(36)		(36)
Total income and expense recognized directly in equity (A)					(5)	102	(36)			292	353	(16)	337
Net income for the year (B)									4,139		4,139	629	4,768
Total recognized income and expense for the year (A+B)					(5)	102	(36)		4,139	292	4,492	613	5,105
Allocation of 2005 net income								5,709	(5,709)
Capital increase (stock options exercised)	27/30	3,613,333	15	48							63		63
Equity share options issued: stock options	27							31			31	3	34
Impact of sale of PagesJaunes Groupe	4										0	(159)	(159)
Impact of purchase of minority interest and merger of Spanish entities	4							31			31	1,136	1,167
Impact of purchase of minority interest and change in consolidation method of Jordan entitites	4							59			59	221	280
Dividends	30							(2,602)			(2,602)	(590)	(3,192)
Other movements								(135)		(5)	(140)	42	(98)
Balance at December 31, 2006		2,606,673,130	10,427	15,179	118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros)

			Attribuable to equity holders of France Telecom SA
			Share capital	Additional paid-in capital	Retained earnings				Net income	Trans- lation adjust- ments	Total	Minority interests	Total Equity
	Note	Number of shares in issue			Income (expense) recognized directly in equity			Others reserves
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004		2,402,316,828	9,609	15,333	150	(148)	6	(15,311)	0	0	9,639	4,356	13,995
Unrealized foreign exchange gains (losses)										548	548	254	802
Gains (losses) on financial assets available for sale					(26)						(26)	(2)	(28)
Gains (losses) on cash flow hedges taken to equity						(13)					(13)	8	(5)
Deferred tax on items recognized directly in equity							15				15	(1)	14
Total income and expense recognized directly in equity (A)					(26)	(13)	15			548	524	259	783
Net income for the year (B)									3,017		3,017	193	3,210
Total recognized income and expense for the year (A+B)					(26)	(13)	15	0	3,017	548	3,541	452	3,993
Appropriation of France Telecom SA profit				(3,116)				3,116			0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of FT SA)	4	64,796,795	259	1,085							1,344	(1,220)	124
Commitments to purchase minority interests								308			308	197	505
Dividends	30			(617)							(617)	(107)	(724)
Equity share options issued	27							40			40	19	59
Other movements		219,803	1	(10)				190		15	196	(465)	(269)
Balance at December 31, 2004		2,467,333,426	9,869	12,675	124	(161)	21	(11,657)	3,017	563	14,451	3,232	17,683
Unrealized foreign exchange gains (losses)										1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)						(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)					(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47				47	1	48
Total income and expense recognized directly in equity (A)					(1)	(39)	47			1,380	1,387	191	1,578
Net income for the year (B)									5,709		5,709	651	6,360
Total recognized income and expense for the year (A+B)					(1)	(39)	47	0	5,709	1,380	7,096	842	7,938
Share capital issued in connection with the acquisition of Amena								3,017	(3,017)
Impact of Amena acquisition	30	133,439,454	534	2,423							2,957		2,957
Capital increase (stock options exercised)	4											641	641
Equity share options issued: stock options	27/30	2,286,917	9	31							40		40
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State	27							46			46	3	49
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan	27							84			84	6	90
Dividends	27							284			284	1	285
Impact of the purchase of minority interests in Orange Slovensko	30							(1,184)			(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Romania	4							394			394	(19)	375
Impact of the acquisition of all of Equant’s assets and liabilities	4							(11)			(11)	(120)	(131)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)	4							7			7	(376)	(369)
Transfer of PTK-Centertel shares to TP SA	4							83			83	386	469
Other movements	4							634			634	(634)	0
Autres mouvements				2				(13)		(10)	(21)	25	4
Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438
The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)

	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		4,139	5,709	3,017

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	7,833	7,034	7,990
Impairment of non-current assets	7-13-14	105	568	179
Impairment of goodwill	7-12	2,800	11	534
Gain on disposals of assets	8	(3,079)	(1,475)	(922)
Change in other provisions		(847)	(1,265)	(1,296)
Share of profits (losses) of associates	15	(24)	(20)	(30)
Income tax	11	2,302	1,568	2,477
Interest income and expense		3,004	3,080	3,730
Minority interests	30	629	651	193
Foreign exchange gains and losses, net		(796)	1,059	(575)
Derivatives		1,038	(797)	329
Share-based compensation		34	139	342

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		1	(143)	15
Decrease/(increase) in trade accounts receivable		82	212	544
Increase/(decrease) in trade accounts payable		(318)	714	237

Change in other working capital
Decrease/(increase) in other receivables		15	676	(579)
Increase/(decrease) in accrued expenses and other payables		235	(462)	352

Dividends and interest income received		164	284	184
Interest paid and interest rates effects on derivatives, net		(2,848)	(3,358)	(3,262)
Income tax paid		(606)	(811)	(762)
Net cash provided by operating activities		13,863	13,374	12,697

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(7,039)	(6,142)	(5,141)
Increase/(decrease) in amounts due to fixed asset suppliers		228	34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	13-14	105	215	199

Cash paid for investment securities, net of cash acquired
Wanadoo (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	4	-	-	(2,373)
Equant CVRs		-	-	(2,015)
Orange (tender offer followed by compulsory purchase procedure)	4	-	-	(469)
Equant	4	-	(590)	-
Orange Romania	4	-	(404)	-
Amena	4	(113)	(6,038)	-
Orange Slovensko	4	-	(502)	-
Others investment securities		(142)	(69)	(66)

Proceeds from sales of investment securities, net of cash transferred
PagesJaunes	4	2,697	440	1,443
Orange Denmark	4	-	-	610
STM	4	-	-	472
Tower Participations	4	-	400	-
Cable activities	4	-	311	-
Mobilcom	4	-	265	-
Others proceeds from sales		112	179	190
Investments in associates	15	-	-	(14)
Decrease/(increase) in marketable securities and other long-term assets		(539)	224	1,640
Net cash used in investing activities		(4,691)	(11,677)	(5,591)

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)—(continued)

	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	19	928	2,485	3,922
Long-term debt	19	585	1,647	4,061

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	19	(3,895)	(4,736)	(8,384)
Long-term debt	19	(1,997)	(2,281)	(4,692)
Equity portion of hybrid debt	19-30	(42)	(21)	(31)
In-substance defeasance deposit	17-19	-	574	-
Tele Invest I debt		-	-	(1,902)
Tele Invest II debt	4-22	-	(351)	-

Increase/(decrease) in bank overdrafts and short-term borrowings	19	(1,117)	(134)	607
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	17	192	493	(219)
Exchange rates effects on derivatives, net	19	(724)	77	-
Buybacks performed by subsidiaries on their own shares	30	(10)	-	-
Capital increase	30	54	2,997	-
Minority shareholders’ contributions	30	(50)	16	107
Dividends paid to minority shareholders	30	(593)	(442)	(105)
Dividends paid	30	(2,602)	(1,184)	(710)
Net cash used in financing activities		(9,271)	(860)	(7,346)

Net change in cash and cash equivalents		(99)	837	(240)
Effect of exchange rates changes on cash and cash equivalents		(28)	107	23
Cash and cash equivalents at beginning of year		4,097	3,153	3,370
Cash and cash equivalents at end of year		3,970	4,097	3,153

Additional cash-flow disclosure : see note 31

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1    Description of business

The France Telecom Group provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2    Basis of preparation of 2006 financial data

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2006 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union. Comparative figures are presented for 2005 and 2004 compiled using the same basis of preparation.

The principles applied to prepare financial data relating to the financial year 2006 are described in Note 2, and are based on:

-	all standards and interpretations endorsed by the European Union and applicable with effect from December 31, 2006;

-	IASs/IFRSs and related interpretations adopted for use by the European Union whose application will be compulsory after December 31, 2006 but for which the Group has opted for earlier application;

-	accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 in the absence of a standard or an interpretation that specifically applies to a transaction or event;

-	the options and exemptions used by the Group.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

-	present fairly the Group’s financial position, financial performance and cash flows;

-	reflect the economic substance of transactions;

-	are neutral;

-	are prepared on a prudent basis;

-	are complete in all material respects.

The consolidated financial statements and notes thereto are presented in euros. They were approved by the Board of Directors at its meeting of March 5, 2007.

1.3    Use of estimates

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2006 may subsequently be changed. The main estimates made are described in the following notes:

Note		Type of information disclosed
Note 4	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, presentation of the key measurement methods and assumptions used to identify intangible assets in business combinations.
Note 7	Impairment	Key assumptions used to determine recoverable amounts: models, discount rates, perpetual growth rates (see Note 7.2).
Note 11	Income tax	Assumptions used for recognition of deferred tax assets.
Note 26	Employee benefits	Discount rates, inflation, return on plan assets, salary increases (see Note 26.2).
Note 27	Share-based compensation	Model, assumptions underlying the measurement of fair values: share price of underlying on grant date, exercise price, volatility, etc. (see Note 27.1.4).
Note 28	Provisions	Provisions for termination benefits and restructurings: discount rates, plan success rates, etc. The assumptions underlying the measurement of provisions for claims and litigation are disclosed in note 33.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ESTIMATES

This note describes the accounting principles applied to prepare the 2006 consolidated financial statements in accordance with IFRSs endorsed by the European Commission at December 31, 2006.

2.1    Adoption of new accounting standards and options used

2.1.1    Impacts related to the publication of new standards and interpretations

•	Adoption of standards, amendments to standards and interpretations which are compulsory as of January 1, 2006

The Group elected to adopt an early application as of January 1, 2004 the following standards and interpretations, which are compulsory as of January 1, 2006:

-

IAS 39 “The Fair Value Option Amendment”, which deals with the designation on initial recognition of a financial asset or liability at fair value through profit or loss. This amendment eliminates one of the exemptions adopted by the European Commission upon the endorsement of IAS 39. The option to designate financial liabilities as at fair value has been used since 2005 for the Amena credit lines following the acquisition of 80% of Auna Operadores de Telecomunicaciones SA (see Note 4 Main acquisitions and disposals of companies and changes in scope of consolidation, and Note 22 Bank borrowings);

-

IFRIC 4 “Determining whether an Arrangement Contains a Lease”, which is compulsory as of financial years beginning on or after January 1, 2006. This interpretation has been used by the Group to treat components of contracts relating to complex transactions such as unbundling agreements, acquisition of indefeasible rights of use or the purchase of satellite capacity. The principles used are described in Note 2.3.3 (“Net revenues”) and Note 2.3.9 (“Indefeasible Rights of Use”).

The following standards or amendments endorsed by the European Union have become effective and are compulsory as of January 1, 2006:

-

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts - Financial Guarantee Contracts”. Adoption of these amendments did not lead to the recognition of any additional financial liabilities.

-

Amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, applicable retrospectively for financial years beginning on or after January 1, 2006. The impacts of adoption are described in Note 2.1.3 as regards the option to recognize actuarial gains and losses directly in equity and in Note 26 “Employee benefits” as regards the new disclosures required under this amendment.

-

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, concerning net investments in subsidiaries. This amendment was published to clarify certain provisions of IAS 21. It has had no impact on the Group’s policy on hedging net investments in foreign operations, as the Group only applies IAS 21 by exception.

-

Amendments to IAS 39 “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”, applicable as from January 2006. Early application of this amendment did not give rise to the designation of hedging relationships;

-

IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”. A description of its impact on the France Telecom Group can be found in paragraph 2.1.2. The adoption of this interpretation did not give rise to the recognition of any material provisions in the Group’s financial statements.

The Group is not concerned by the following standards and interpretations:

-	IFRS 6 “Exploration for and Evaluation of Mineral Resources”;

-

the amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IFRS 6 “Exploration for and Evaluation of Mineral Resources” concerning presentation of comparative data;

-	IFRIC 5 “Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds”.

•	Standards, amendments and interpretations compulsory as of January 1, 2007 that have not been adopted by the Group for early application:

France Telecom has not opted for early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

-

IFRS 7 “Financial Instruments: Disclosures”, which is applicable with effect from January 1, 2007. This standard replaces IAS 30 and IAS 32 but also includes new disclosure requirements for the notes to the consolidated financial statements, particularly as regards the Group’s financial risks and risk management policy (market risk, credit risk, liquidity risk). The impacts of IFRS 7 are currently being analyzed.

-

IFRS 8 “Operating Segments”, applicable as of January 1, 2009. This standard has not yet been endorsed by the European Commission. The provisions of this standard may affect the structure of segment reporting and the way in which cash-generating units (CGUs) are grouped for the purpose of goodwill impairment testing.

-	Amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures”, which is compulsory as of January 1, 2007.

-

IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”, which is compulsory for financial years beginning after March 1, 2006, i.e. as of January 1, 2007 for France Telecom. As of the balance sheet date, no company included in the Group’s scope of consolidation used the currency of a hyperinflationary economy as its functional currency. The application of this interpretation as of December 31, 2006 would therefore not have had any impact on the Group’s financial statements.

-

IFRIC 8 “Scope of IFRS 2 Share-based Payment”, which is compulsory for financial years beginning after May 1, 2006, i.e. as of January 1, 2007 for France Telecom. The impacts of this interpretation are currently being analyzed.

-

IFRIC 9 “Reassessment of Embedded Derivatives”, which is compulsory for financial years beginning after June 1, 2006, i.e. as of January 1, 2007 for France Telecom. The impacts of this interpretation are currently being analyzed.

-

IFRIC 10 “Interim Financial Reporting and Impairment”, which is compulsory for financial years beginning after November 1, 2006. This interpretation has not yet been approved by the European Commission. Its main provisions, which concern the irreversible nature of an impairment loss taken against goodwill or against a financial asset classified as available for sale in the interim financial statements, are applied de facto by the Group.

-

IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”, which is compulsory for financial years beginning after March 1, 2007. This interpretation has not yet been approved by the European Commission. Its impacts are currently being analyzed.

-

IFRIC 12 “Service Concession Arrangements”, which is compulsory for financial years beginning after January 1, 2008. This interpretation sets out general principles for recognizing and measuring the obligations and related rights in service concession arrangements. To date, the Group has no material arrangements likely to fall within the scope of application of IFRIC 12. This interpretation has not yet been approved by the European Commission.

2.1.2    Accounting positions adopted by the France Telecom Group in accordance with paragraphs 10 to 12 of IAS 8 “Accounting Policies, Changes in Accounting Estimates, and Errors”

The accounting positions described below are not specifically (or only partially) dealt with by the standards or interpretations endorsed by the European Commission. The France Telecom Group has adopted accounting policies which it believes best reflect the substance of the transactions concerned.

•	Accounting treatment of waste electrical and electronic equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. In accordance with these Directives, the France Telecom Group has adopted the following principles:

(a)	The cost of collection, treatment and recovery attached to the professional use and produced before August 13, 2005 should be borne by the users. The corresponding obligation is accounted for in accordance with IAS 37 and IFRIC 1. This obligation is valued using an estimated volume to be recycled and an average cost per tonne. The corresponding provision is discounted as it will be settled at a future date and with a tangible asset as a counterpart.

(b)	The cost of collection, treatment and recovery of waste from private households is always the responsibility of the producers. IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”, which applies to historical waste produced before August 13, 2005, specifies that participation in the market during the measurement period is the obligating event. Market shares and measurement periods are fixed by national legislation.

(c)	For private and professional waste produced after August 13, 2005, the Group will apply the provisions set out in IFRIC 6, provided they are not contrary to the national laws adopted in application of the European directives.

Based on a review of all European entities concerned by transposition of the European Directive into their national law, the Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.) acquired before August 13, 2005. A provision of 59 million euros has been taken in respect of these obligations as of December 31, 2006 in accordance with the accounting principles set out in a) above.

Obligations relating to other electrical and electronic waste referred to in paragraphs b) and c) above are not deemed to be material by the Group and accordingly no provision has been taken at year-end 2006.

•	Acquisitions of minority interests

These transactions are not addressed by IASs/IFRSs. The Group has therefore applied French GAAP accounting treatment, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. Depending on the IASB’s decision (“Business Combinations” Phase II project), the accounting treatment described above may be changed.

The most significant goodwill arising on the acquisition of minority interests in 2006 relates to Amena and France Telecom Operadores de Telecomunicaciones SA (FTOT, previously Auna) for 1,218 million euros, and Jitco for 20 million euros.

•	Transfers of consolidated shares within the Group resulting in changes in ownership interest

In the absence of specific guidance in IASs/IFRSs, the Group applied the following accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities. The minority interests are adjusted to reflect the change in their share in the equity with the corresponding opposite effect on Group retained earnings, resulting in no impact on profit and loss or shareholders’ equity.

•	Acquisitions of minority interests in exchange for shares in a consolidated entity

IASs/IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group. Nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore developed the following accounting treatment: the transfer by the minority shareholders is treated as an acquisition of minority interests; the decrease in ownership interest is treated as a disposal and the resulting net gain or loss is recognized in income when it is realized.

•	Commitments to purchase minority interests (put options):

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom S.A.. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense. Since this accounting treatment does not reflect the economic substance of these transactions and given the lack of clarity in the standards as regards the scope of commitments covered, and particularly conditional commitments, the Group submitted the issue to the International Financial Reporting Interpretations Committee (IFRIC) for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related standards. The IFRIC has confirmed that a financial liability should be recognized but has not clarified the issue with regard to the contra-entry. The accounting treatment proposed by the Group has therefore been maintained.

Conditional put options granted to minority shareholders amounted to 30 million euros at December 31, 2006 (73 million euros at December 31, 2005 and 547 million euros at December 2004). The overall effect on equity attributable to equity holders of France Telecom S.A. arising from the recognition of these commitments as a liability is 21 million euros at December 31, 2006 (45 million euros at December 31, 2005 and 422 million euros at December 31, 2004).

•	Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service. Pending to the publication of the IFRIC interpretation on “Customer Loyalty Programs”, the Group continues to apply French GAAP accounting treatment to its loyalty programs, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004.

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of the points. Part of the invoiced revenue is allocated to these points based on their fair value taking account of an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. This principle is applied for both types of loyalty program that exist within the Group, those with and those without a contract renewal obligation. The liability recognized for the loyalty programs with a contract renewal obligation amounts to 400 million euros at December 31, 2006 (360 million euros at December 31, 2005 and 383 million euros at December 31, 2004).

•	Employee share offer

The Group considers that the grant date for the employee share offers corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise - PEE), which interprets this announcement date as being the grant date defined in IFRS 2 “Share-based Payment”. The expense recognized for employee share offers in the 2006 financial statements amounts to 106 million euros (248 million euros in 2005 and 2004). If the grant date were the end of the subscription period, a further 2 million euros would have been expensed in 2005 (177 million euros in 2004), mainly reflecting the change in the share price between the announcement date and the end of the subscription period.

•	Individual rights to training for employees (Droit Individuel à la Formation - DIF)

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

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.1.3    Options available under IASs/IFRSs and used by France Telecom Group

Certain IASs/IFRSs offer alternative methods of measuring and recognizing assets and liabilities. These options are summarized below:

Standards and Amendments		Option used
IAS 2	Inventories	Recognition of inventories at their original cost determined by the weighted average unit cost method.
IAS 16	Property, Plant and Equipment	Property, plant & equipment are measured at amortized historical cost and not revalued at each closing date.
IAS 19	Employee Benefits	Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Amendment to IAS 19	Amendment to IAS 19 “Employee Benefits”	This amendment, which is applicable as of January 1, 2006, permits the immediate recognition in equity of actuarial gains and losses incurred during the year. At this stage, the Group continues to recognize actuarial gains and losses using the corridor method.
IAS 23	Borrowing Costs	Interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets is not capitalized.
IAS 31	Interests in Joint Ventures	The France Telecom Group accounts for its interests in joint ventures using the proportional consolidation method.
IAS 38	Intangible Assets	Intangible assets are measured at amortized historical cost and not revalued at fair value at each closing.

Under IFRS 1 “First-time Adoption of International Financial Reporting Standards”, certain exemptions are available regarding the retrospective application of IASs/IFRSs at the transition date (January 1, 2004 for the France Telecom Group). The exemptions used by the Group to prepare the opening balance sheet are summarized below:

Reference standards and amendments		First-time adoption
IFRS 2	Share-based Payment	The provisions of IFRS 2 “Share-based Payment” have been applied retrospectively to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (FAS 123) using the Black-Scholes model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model.
IFRS 3	Business Combinations	The Group has not applied the provisions of this standard for business combinations prior to the transition date. IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment.
IFRS 4	Insurance Contracts	The Group is not concerned by the provisions of IFRS 4 at the transition date.
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets	France Telecom has elected to measure property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A., which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996.
IAS 19	Employee Benefits	All actuarial gains and losses existing at the transition date have been recognized in equity.
IAS 21	Effect of Changes in Foreign Exchange Rates	Cumulative translation differences for all foreign operations were transferred to retained earnings at January 1, 2004. This adjustment had no impact on opening equity. The cumulative translation adjustment is therefore equal to zero at that date. On disposal of a foreign subsidiary, cumulative translation differences arising prior to January 1, 2004 are not recycled to the income statement.
IAS 39	Financial Instruments	The Group has reclassified certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale.
IAS 39	Financial Instruments	France Telecom is not affected by the exemption regarding hybrid financial instruments as the liability component of its perpetual bonds redeemable for shares (TDIRAs) and bonds exchangeable for STM shares was not extinguished at the date of transition to IFRS.
Amendment to IAS 39	Fair Value Option	This amendment sets out the conditions for measuring financial assets and liabilities in which there is no active market. It has been applied prospectively as of January 1, 2004.

2.2    Presentation of the financial statements

•	Presentation of the income statement:

As allowed under IAS 1 “Presentation of Financial Statements”, expenses are presented by nature in the consolidated income statement.

Under IFRS, operating income corresponds to net profit before:

-	financial income;

-	finance costs;

-	income taxes (current and deferred taxes);

-	net income of discontinued operations or operations held for sale.

In accordance with IFRS 5, the gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement. Assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. This does not affect the presentation of the cash flow statement.

•	Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of France Telecom S.A. by the average number of shares outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding at year-end. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3    Significant accounting policies

2.3.1    Consolidation rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

-	over more than one half of the voting rights of the other entity by virtue of an agreement;

-	to govern the financial and operating policies of the other entity under a statute or agreement;

-	to appoint or remove the majority of the members of the board of directors or equivalent governing body of the other entity;

-	to cast the majority of votes at meetings of the board of directors or equivalent governing body of the other entity.

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

Material intercompany transactions and balances are eliminated in consolidation.

2.3.2    Effect of changes in foreign exchange rates

•	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into France Telecom’s presentation currency (euros) as follows:

-	assets and liabilities are translated at the year-end rate;

-	items in the statement of income are translated at the average rate for the year;

-	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

•	Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

-	in operating income for commercial transactions;

-	in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 2.3.11. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

-	in operating income for fair value hedges of commercial transactions;

-	in financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

The France Telecom Group may hedge the foreign exchange risk arising on the net operating cash flows less purchases of property, plant and equipment and intangible assets of some entities. The impact of these hedges is recorded in the income statement under other operating expense and in the cash flow statement under operating activities.

2.3.3    Net revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 “Revenue”:

•	Separable components of packaged and bundled offers

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

•	Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer. The amount of revenue recognized reflects the Group’s best estimate of the retail price, taking account of any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

•	Equipment rentals

In accordance with IFRIC 4 “ Determining Whether an Arrangement Contains a Lease”, equipment for which a right of use is granted is analyzed in accordance with IAS 17 “Leases”.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit. Deferred tax is recognized on restatements of finance leases.

•	Content sales

Revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.) are recognized gross when the Group is deemed to be the primary obligor in the transaction vis-à-vis the end-customer, i.e. when the customer has no specific recourse against the content provider, and when the Group bears the inventory risk and has reasonable latitude in the selection of content providers and in setting prices charged to the end-customer. These revenues are recognized net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

Similarly, revenue-sharing arrangements (audiotel, premium rate number, special numbers for Internet dial-up) are recognized gross when the Group has reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer. They are recognized net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

•	Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use — IRU) are recognized on a straight-line basis over the life of the contract. The same treatment is applied to revenues from the wholesale of broadband access or subscriptions, and from local loop unbundling, when the IFRIC 4 conditions have been reviewed and are deemed not to be satisfied.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

•	Customized contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

•	Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancelable period.

•	Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service.

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of the points. Part of the invoiced revenue is allocated to these points based on their fair value taking account of an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits.

•	Penalties

All the Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). If the Group fails to comply with these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues.

•	Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined. They are recognized at the fair value of the goods or services provided or received, whichever is fairer, irrespective of whether or not the bartered goods or services are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Group with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value. Accordingly:

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

2.3.4    Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty program costs (see Note 2.3.3), are recognized as an expense for the period in which they are incurred. Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred.

2.3.5    Borrowing costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets (see Note 2.1.3).

2.3.6    Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other costs are expensed as incurred.

2.3.7    Goodwill

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

•	Impairment tests and Cash-Generating Units

In accordance with IFRS 3 “Business Combinations”, goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 “Impairment of Assets” requires these tests to be performed either at the level of each Cash-Generating Unit (CGU) to which the goodwill has been allocated (a cash-generating unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), or at the level of a group of CGUs within a business or geographical segment. The allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes. The allocation of goodwill is presented in Note 7.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

•	Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGU (or group of CGUs) is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows :

-	cash flow projections are based on three to five year business plans;

-

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

-	the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

2.3.8    Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, patents, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

•	Trademarks

Trademarks have an indefinite useful life and are not amortized but tested for impairment. Finite-lived trademarks are amortized over their expected useful lives.

•	Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between three and seven years.

•	Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

•	Content rights

Acquisitions of rights over content (sale, dissemination, broadcast) are recognized as intangible assets when the following two conditions are met:

-	the content has been accepted technically;

-	the rights have become valid.

Prior to meeting these conditions, firm purchase commitments are recorded as off-balance sheet items, less any prepayments made, which are recognized as prepaid expenses on non-current assets.

Content rights are amortized over the operating term defined contractually.

•	Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

•	Software and research and development costs

Under IAS 38 “Intangible Assets”, development costs are recognized as an intangible asset when the following can be demonstrated:

-	the intention to complete the intangible asset and use or sell it and the availability of adequate technical and financial resources for this purpose;

-	how the intangible asset will generate probable future economic benefits for the Group;

-	the Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. The Group’s research and development projects mainly concern:

-	upgrading the network architecture or functionality;

-	developing service platforms aimed at offering new services to the Group’s customers.

These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs recognized as an intangible asset and software are recorded under “Other intangible assets”.

Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years. Software is amortized on a straight-line basis over its expected useful life, not to exceed five years.

•	Other development costs

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

2.3.9    Property, plant and equipment

•	Cost

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

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

•	Finance leases

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

-	the lease term is for the major part of the estimated economic life of the leased asset;

-	at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

•	Indefeasible Rights of Use (IRU)

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

•	Satellite capacity

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts have been classified as services.

•	Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

•	Depreciation

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

2.3.10    Impairment of non-current assets other than goodwill

In the case of a decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

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

The impairment loss recognized is equal to the difference between net book value and recoverable amount.

Impairment tests are carried out on individual assets, except where they do not generate independent cash flows. The recoverable amount is then determined at the level of the cash-generating unit (CGU) to which the asset belongs, except where:

-	the fair value less costs to sell of the individual asset is higher than its book value;

-	or the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Given the nature of its assets and operations, most of the France Telecom Group’s individual assets do not generate cash flow independently of their cash-generating units.

2.3.11    Financial assets and liabilities

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

Financial assets and liabilities are measured and recognized in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.

•	Measurement and recognition of financial assets

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

Assets available for sale

Assets available for sale consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

When there is objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken to income.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

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

Assets at fair value through profit or loss are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of change in value.

•	Measurement and recognition of financial liabilities

Financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares, FT España’s credit lines, and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are recognized at fair value and subsequently measured at amortized cost by the effective interest method.

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

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract has been treated as a financial liability at fair value.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. For the France Telecom Group, they comprise perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

•	Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

-

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk - notably interest rate and currency risks - and could affect profit or loss.

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

-

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity — because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet — and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

The France Telecom Group presents derivatives in its financial statements according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

2.3.12    Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.3.13    Deferred taxes

In accordance with IAS 12 “Income Taxes”, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

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

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

2.3.14    Provisions

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities - corresponding (i) to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or (ii) to present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability - are disclosed in the notes to the financial statements.

•	Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

•	Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. In accordance with paragraphs 36 and 37 of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, the provision was based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

•	Provisions for the treatment of Waste Electrical and Electronic Equipment (WE&EE): see Note 2.1.2.

2.3.15    Pensions and similar benefits

These benefits are offered under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

•	Post-employment benefits

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its macro-economic environment.

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

Benefits other than pensions

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

•	Other long-term benefits

Other long-term benefits consist mainly of seniority awards in France or similar awards in other countries, and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

•	Termination benefits

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

2.3.16    Share-based compensation

In accordance with IFRS 2 “Share-based Payment”, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

•	Employee share offers

Following the sale by the State of a portion of France Telecom’s capital, shares were offered to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group considers that the grant date of this employee share offer corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise - PEE ).

Shares granted to employees have been valued by the Group at their fair value on the grant date taking account of their non-transferability after purchase. The non-transferability discount has been estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data (the data used are presented in note 27). As no vesting period applies, the amount was expensed immediately, with an adjustment to equity.

•	Other share-based payments

The cost of the employee share offer corresponds to the fair value of the rights to shares at the grant date. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in labour expenses on a straight-line basis over the period between the grant date and the exercise date - corresponding to the vesting period - and in equity for equity-settled plans or in debt for cash-settled plans.

2.3.17    Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

NOTE 3 - RESTATED SEGMENT INFORMATION

•	Presentation of business segments

As a result of the Group’s new strategic choices, the France Telecom Group’s management structure is now based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as its basis for primary segment reporting:

-

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other international companies in the Group;

-

Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

-	Enterprise Communication Services (ECS), covering business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s operating income. The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

•	Disposal of PagesJaunes

Following the France Telecom Group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, its net expenses and revenues are reported separately under net income of discontinued operations. The 2004 and 2005 comparative data have been restated.

Note 4 provides details of the main impacts of the disposal of PagesJaunes, a condensed income statement and net cash flows relating to PagesJaunes.

PagesJaunes’ operations include the printing and distribution of printed directories, the sale of advertising space in its online directories, directory enquiry services, the sale of marketing databases and the development and hosting of web sites for advertisers.

3.1    Analysis by business segment

3.1.1    Main operating indicators per segment for the year ended December 31, 2006:

Income statement for the year ended December 31, 2006:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Revenues	27,745	22,487	7,652	(6,182)	51,702
- external	26,770	17,701	7,231	-	51,702
- inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating income	155	529	122	(333)	473
Other operating expense	(1,034)	(1,384)(2)	(150)	333	(2,235)
Labour expenses: - wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
Gross Operating Margin (1)	9,686	7,265	1,590	(2)	18,539
- employee profit-sharing	(71)	(252)	(23)	-	(346)
- share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275) (3)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
- Allocated by segment	2,795	2,961	1,135	-	6,891
- Non-allocable				97	97
Interest expense	-	-	-	(3,155)	(3,155)
Foreign exchange gains (losses)	-	-	-	26	26
Discounting expense	-	-	-	(122)	(122)
Income tax	-	-	-	(2,180)	(2,180)
Net income of continuing operations					1,557
Net income of discontinued operations					3,211
Consolidated net income after tax					4,768
Non-cash income and expense items included in operating income allocated by business segment	(6,691)	(2,823)	(368)	-	(9,892)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	3,581	2,721	430	-	6,732
- telecommunications licenses (4)	283	-	-	-	283
- financed through finance leases	20	2	15	-	37
Total investments (5)	3,884	2,723	445	-	7,052
(1)

The Gross Operating Margin (GOM) is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IAS 14, paragraph 46, GOM is presented in the analysis by business segment.

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as a an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.
(2)	Includes a 129 million euro reversal of provisions for post-employment benefits (see Note 6).
(3)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(4)	Mainly renewal of Orange France’s GSM license.
(5)	Including 1,771 million euros for other intangible assets and 5,281 million euros for property, plant and equipment (see Notes 13 and 14).

Balance sheet at December 31, 2006:

(in millions of euros)	PCS	HCS		ECS	Eliminations and unallocated items		France Telecom total
Goodwill, net	25,371	5,838	(1)	308	-		31,517
Other intangible assets, net	12,408	1,876		228	4,201	(2)	18,713
Property, plant and equipment, net	12,413	15,144		665	-		28,222
Interests in associates	318	36		6	-		360
Non-segment non-current assets (3)	-	-		-	9,575		9,575
Non-current assets							88,387
Inventories, net	532	256		56	-		844
Trade receivables, net (4)	3,861	4,842		873	(2,820)		6,756
Other current assets	850	908		153	(123)		1,788
Prepaid expenses	283	273		66	(42)		580
Non-segment current assets (3)	-	-		-	4,816		4,816
Current assets							14,784
Total assets							103,171
- o/w segment assets	56,036	29,173		2,355	1,216		88,780
- o/w non-segment assets					14,391		14,391
Equity					31,638		31,638
Non-current employee benefits	36	424		74	-		534
Other non-current provisions	349	1,748		109	-		2,206
Other non-current liabilities	505	987		2	-		1,494
Non-segment non-current liabilities (3)	-	-		-	39,812		39,812
Non-current liabilities							44,046
Current employee benefits	293	1,044		269	-		1,606
Current provisions	225	1,480		111	-		1,816
Trade payables	6,788	4,226		826	(2,825)		9,015
Other current liabilities	911	1,169		149	(119)		2,110
Deferred income	1,589	1,464		164	(40)		3,177
Non-segment current liabilities (3)	-	-		-	9,763		9,763
Current liabilities							27,487
Total equity and liabilities							103,171
- o/w segment liabilities	10,696	12,542		1,704	(2,984)		21,958
- o/w non-segment liabilities					81,213		81,213
(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(2)	Corresponds to the Orange trademark.
(3)	Mainly comprising gross financial debt and deferred taxes.
(4)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 450 million euros.

3.1.2    Main operating indicators per segment for the year ended December 31, 2005:

Income statement for the year ended December 31, 2005:

(in millions of euros)	PCS		HCS	ECS	Eliminations and unallocated items	France Telecom total
Revenues	23,535		22,534	7,785	(5,772)	48,082
- external	22,576		18,075	7,431	-	48,082
- inter-segment	959		4,459	354	(5,772)	-
External purchases	(12,885)		(8,183)	(4,622)	5,767	(19,923)
Other operating income	88		462	71	(211)	410
Other operating expense	(871)	(2)	(1,401)(3)	(91)	211	(2,152)
Labour expenses: - wages and employee benefit expenses	(1,396)		(5,874)	(1,194)	-	(8,464)
Gross Operating Margin (1)	8,471		7,538	1,949	(5)	17,953
- employee profit-sharing	(75)		(253)	(21)	-	(349)
- share-based compensation	(45)		(92)	(21)	-	(158)
Depreciation and amortization	(3,436)		(3,116)	(477)	5	(7,024)
Impairment of goodwill	-		(11)	-	-	(11)
Impairment of non-current assets	(363)		(14)	(191)	-	(568)
Gains (losses) on disposal of assets	-		-	-	1,089	1,089
Restructuring costs	(1)		(380)	(73)	-	(454)
Share of profits (losses) of associates	(15)		35	-	-	20
Operating income						10,498
- Allocated by segment	4,536		3,707	1,166	-	9,409
- Non-allocable	-		-	-	1,089	1,089
Interest expense	-		-	-	(3,058)	(3,058)
Foreign exchange gains (losses)	-		-	-	(147)	(147)
Discounting expense	-		-	-	(162)	(162)
Income tax	-		-	-	(1,419)	(1,419)
Net income of continuing operations						5,712
Net income of discontinued operations						648
Consolidated net income after tax						6,360
Non-cash income and expense items included in operating income allocated by business segment	(3,647)		(2,136)	(645)	-	(6,428)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	3,130		2,537	370	(4)	6,033
- telecommunications licenses	97		-	-	-	97
- financed through finance leases	2		-	1	-	3
Total investments	3,229		2,537	371	(4)	6,133
(1)	See Section 3.1.1 Main operating indicators per segment for the year ended December 31, 2006.
(2)	Includes (256) million euros in respect of the fine imposed by the Competition Council (Conseil de la Concurrence) (see Note 6).
(3)	Includes a 199 million euro reversal of the provision for FTM Liban (see Note 6).

Balance sheet at December 31, 2005:

(in millions of euros)	PCS	HCS	ECS	Discontinued operations	Eliminations and unallocated items	France Telecom total
Goodwill, net	27,276	5,958 (1)	255	237	-	33,726
Other intangible assets, net	17,023	1,614	218	10	-	18,865
Property, plant and equipment, net	12,055	15,775	722	18	-	28,570
Interests in associates	306	15	-	-	-	321
Non-segment non-current assets (2)	-	-	-	-	12,789	12,789
Non-current assets						94,271
Inventories, net	538	267	44	5	-	854
Trade receivables, net (3)	3,627	4,603	984	473	(2,566)	7,121
Other current assets	779	961	226	40	(89)	1,917
Prepaid expenses	250	293	53	56	(80)	572
Non-segment current assets (2)	-	-	-	-	4,615	4,615
Current assets						15,079
Total assets						109,350
- o/w segment assets	61,854	29,486	2,502	839	(2,735)	91,946
- o/w non-segment assets	-	-	-	-	17,404	17,404
Equity					28,438	28,438
Non-current employee benefits	35	531	88	25	-	679
Other non-current provisions	352	2,175	110	8	-	2,645
Other non-current liabilities	306	918	7	2	(2)	1,231
Non-segment non-current liabilities (2)	-	-	-	-	46,356	46,356
Non-current liabilities						50,911
Current employee benefits	329	1,079	267	88	-	1,763
Current provisions	251	1,530	65	1	-	1,847
Trade payables	6,376	4,672	925	124	(2,579)	9,518
Other current liabilities	795	1,183	190	101	(77)	2,192
Deferred income	1,537	1,472	233	592	(79)	3,755
Non-segment current liabilities (2)	-	-	-	-	10,926	10,926
Current liabilities						30,001
Total equity and liabilities						109,350
- o/w segment liabilities	9,981	13,560	1,884	941	(2,737)	23,630
- o/w non-segment liabilities	-	-	-	-	85,720	85,720
(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(2)	Mainly comprising gross financial debt and deferred taxes.
(3)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 350 million euros.

3.1.3    Main operating indicators per segment for the year ended December 31, 2004:

Income statement for the year ended December 31, 2004:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Revenues	20,564	22,440	8,235	(5,954)	45,285
- external	19,521	17,902	7,862	-	45,285
- inter-segment	1,043	4,538	373	(5,954)	-
External purchases	(10,605)	(8,064)	(4,935)	5,954	(17,650)
Other operating income	126	516	95	(175)	562
Other operating expense	(608)	(1,527)	(147)	175	(2,107)
Labour expenses: - wages and employee benefit expenses	(1,401)	(5,964)	(1,209)	-	(8,574)
Gross Operating Margin (1)	8,076	7,401	2,039	-	17,516
- employee profit-sharing	(72)	(156)	(22)	-	(250)
- share-based compensation	(124)	(212)	(38)	-	(374)
Depreciation and amortization	(3,388)	(3,935)	(657)	-	(7,980)
Impairment of goodwill	-	-	(534)	-	(534)
Impairment of non-current assets	(5)	10	(184)	-	(179)
Gains (losses) on disposal of assets	-	-	-	723	723
Restructuring costs	(15)	(134)	(32)	-	(181)
Share of profits (losses) of associates	-	17	12	-	29
Operating income					8,770
- Allocated by segment	4,472	2,991	584	-	8,047
- Non-allocable	-	-	-	723	723
Interest expense	-	-	-	(3,641)	(3,641)
Foreign exchange gains (losses)	-	-	-	144	144
Discounting expense	-	-	-	(148)	(148)
Income tax	-	-	-	(2,329)	(2,329)
Net income of continuing operations					2,796
Net income of discontinued operations					414
Consolidated net income after tax					3,210
Non-cash income and expense items included in operating income allocated by business segment	(3,328)	(2,917)	(1,306)	-	(7,551)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	2,695	2,051	388	(8)	5,126
- telecommunications licenses	7	-	-	-	7
- financed through finance leases	24	-	-	-	24
Total investments	2,726	2,051	388	(8)	5,157
(1)	See Section 3.1.1 Main operating indicators per segment for the year ended December 31, 2006.

Balance sheet at December 31, 2004:

(in millions of euros)	PCS	HCS	ECS	Discontinued operations	Eliminations and unallocated items	France Telecom total
Goodwill, net	21,587	5,740 (1)	32	230	-	27,589
Other intangible assets, net	13,831	1,337	457	7	-	15,632
Property, plant and equipment, net	9,495	16,181	809	17	-	26,502
Interests in associates	-	262	93	15	-	370
Non-segment non-current assets (2)	-	-	-	-	14,369	14,369
Non-current assets						84,462
Inventories, net	386	227	19	12	-	644
Trade receivables, net (3)	2,835	4,729	1,075	431	(2,481)	6,589
Other current assets	1,012	1,488	251	44	(10)	2,785
Prepaid expenses	215	383	67	40	(45)	660
Non-segment current assets (2)	-	-	-	-	3,553	3,553
Current assets						14,231
Total assets						98,693
- o/w segment assets	49,361	30,347	2,803	796	(2,536)	80,771
- o/w non-segment assets	-	-	-	-	17,922	17,922

Equity					17,683	17,683
Non-current employee benefits	13	519	74	22	-	628
Other non-current provisions	215	2,869	157	8	-	3,249
Other non-current liabilities	250	1,089	-	-	-	1,339
Non-segment non-current liabilities (2)	-	-	-	-	44,771	44,771
Non-current liabilities						49,987
Current employee benefits	600	1,034	266	82	-	1,982
Current provisions	164	1,749	30	-	-	1,943
Trade payables	4,550	4,536	993	107	(2,429)	7,757
Other current liabilities	999	1,473	212	91	(87)	2,688
Deferred income	1,249	1,487	319	535	(20)	3,570
Non-segment current liabilities (2)	-	-	-	-	13,083	13,083
Current liabilities						31,023
Total equity and liabilities						98,693
- o/w segment liabilities	8,040	14,756	2,051	845	(2,536)	23,156
- o/w non-segment liabilities	-	-	-	-	75,537	75,537
(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(2)	Mainly comprising gross financial debt and deferred taxes.
(3)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 600 million euros.

3.2    Analysis by geographic segment

3.2.1    Revenue contribution

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
France	27,432	27,555	26,528
United Kingdom	6,266	6,209	6,097
Poland	4,752	4,543	4,082
Spain	3,827	1,187	571
Rest of Europe	4,907	4,541	4,314
Rest of the world (1)	4,518	4,047	3,693
Group total	51,702	48,082	45,285
(1)	Includes all Equant Group companies.

3.2.2    Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
France	3,419	2,960	2,666
United Kingdom	541	622	589
Poland	770	758	699
Spain	686	281	109
Rest of Europe	748	799	625
Rest of the world (1)	888	713	469
Group total	7,052	6,133	5,157
(1)	Includes all Equant Group companies.

3.2.3    Property, plant and equipment and intangible assets, net (excluding goodwill)

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
France	15,546	15,481	15,874
United Kingdom	12,972	13,215	13,524
Poland	6,801	7,157	7,112
Spain (1)	5,195	5,506	346
Rest of Europe	3,457	3,482	3,393
Rest of the world (2)	2,964	2,566	1,861
Discontinued operations	-	28	24
Group total	46,935	47,435	42,134
(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant Group companies.

NOTE 4 - MAIN ACQUISITIONS AND DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

YEAR ENDED DECEMBER 31, 2006

Main acquisitions

•	Acquisition of Groupe Diwan shares

In July 2006, France Telecom Group acquired a controlling block of approximately 72% of the capital of Groupe Diwan for a cash consideration of 28.2 million euros. Groupe Diwan, an integration company specializing in systems, networks and telecoms infrastructure management and security, is listed on Alternext stock exchange. In accordance with Alternext rules and the General Regulation of the French stock market regulatory authority (Autorité des Marchés Financiers - AMF), France Telecom Group made a standing market offer (“garantie de cours”) to Groupe Diwan shareholders at a price per share equal to the price paid by the Group for the controlling block. Subsequently France Telecom Group made a buyout offer for the remaining shares. Pursuant to these transactions, which took place in November and December 2006, France Telecom Group acquired an additional interest of 27.51% for 11 million euros and owns 99.51% of Groupe Diwan. The company has since been delisted.

Goodwill relating to this transaction amounted to 47 million euros.

•	Acquisition of an additional interest in Jordan Telecommunications Company (JTC)

On April 4, 2006, France Telecom acquired an additional 12% interest (45,241,056 shares) in Jitco from Arab Bank for a cash consideration of 60 million euros. Pursuant to this transaction, France Telecom owns 100% of Jitco, holding company of Jordan Telecommunications Company (JTC), the historical telecoms operator in Jordan. Goodwill relating to this transaction amounted to 20 million euros.

On July 5 and November 30, 2006, France Telecom successively acquired 10% and then 1% less one share (27,499,999 shares) of JTC, company consolidated using the proportionate consolidation, from the Jordanian government for a cash consideration of 145 million euros. Pursuant to these transactions, France Telecom owns 51% less one share of JTC. By virtue of amendments made to the shareholders’ agreement with the Jordanian government, France Telecom controls and therefore fully consolidates JTC from July 5, 2006. Goodwill relating to these two transactions amounted to 85 million euros.

Remeasurement of the assets and liabilities of JTC led to the recognition of trademarks for 14 million euros, licenses for 8 million euros, subscriber bases for 169 million euros and related deferred tax liabilities for 48 million euros (see Note 13).

Including the minority interests, these transactions had a positive impact on equity of 280 million euros, of which 59 million euros on equity attributable to equity holders of France Telecom S.A..

The change in the consolidation method for Jordan Telecommunications Company resulted in an increase in net cash by 137 million euros.

•	Acquisition of an additional interest in Amena and impacts of the Spanish entities merger

In March 2006, in accordance with the undertakings made in November 2005 upon the acquisition of 79.4% of Auna, France Telecom acquired an additional 0.61% interest in Auna (now France Telecom Operadores de Telecomunicaciones SA (FTOT)) from the minority shareholders for a cash consideration of 49 million euros, raising its shareholding to 80%. In addition, FTOT acquired an additional 1.4% interest in Retevision Movil SA (Amena), for a cash consideration of 106 million euros, raising its shareholding to 99.3%. The additional goodwill arising on these transactions amounted to 92 million euros.

In May and July 2006, France Telecom received 124 million euros pursuant to the purchase price adjustment provisions. These price adjustments were recorded as a deduction from goodwill.

On July 31, 2006, in accordance with the undertakings made in November 2005, FT España, FTOT and Amena merged into FT España. The minority shareholders of FTOT and Amena received shares in FT España in exchange for their interests. After the merger, France Telecom’s ownership interest in FT España is 79.29%. As IASs/IFRSs do not specifically address this type of transaction with minority shareholders nor the resulting decrease in ownership interest, France Telecom applied the accounting treatment described in Note 2.1.2. The merger was treated as an acquisition of the minority interests in FTOT and Amena followed by the disposal of 20.71% of FT España. Goodwill arising on the acquisition of the minority interests in FTOT and Amena amounted to 1,126 million euros. The disposal of 20.71% of FT España resulted in a gain of 129 million euros. Due to the preemption right and call option held by France Telecom over these minority interests, the gain was deferred and recorded in “Other non-current liabilities” at December 31, 2006 (see Note 29.1).

Pursuant to the merger, certain assets recognized in the consolidated financial statements upon the acquisition of Auna in November 2005 became tax deductible. Consequently, the deferred tax liabilities recognized at the time of the acquisition in connection with these assets were reversed, of which 709 million were reversed against goodwill.

Following these transactions, goodwill amounted to 4,840 million euros at December 31, 2006.

Main disposals

•	Disposal of France Telecom Mobile Satellite Communications (FTMSC)

On 31 October 2006, France Telecom sold all of its shareholding in FTMSC (7,965,655 shares) to Apax Partners France for an amount of 52 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax related to this transaction amounted 10 million euros.

•	Disposal of PagesJaunes Group

On 11 October 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group (150,546,830 shares) to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR) for an amount of 3,287 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax related to this transaction amounted to 2,983 million euros. After repayment of intercompany loans and impact of the cash sold, the disposal had a net impact on Group cash of 2,697 million euros.

PagesJaunes Group is presented in the financial statements as a discontinued operation. The net result of the operations of PagesJaunes and net gains on disposal are reported under net income of discontinued operations.

The main aggregates comprising net income of discontinued operations for the periods presented are as follows:

	Year ended
(in millions of euros)	31 December 31, 2006 (1)	December 31, 2005	December 31, 2004
Net revenues	822	1,061	978

Operating income	339	400	343
Finance costs, net	11	11	20
Income tax	(122)	(149)	(148)
Net income generated by PagesJaunes	228	262	215
Gain on disposal of PagesJaunes, before tax	2,983	386	199
Tax	-	-	-
Gain on disposal of PagesJaunes, after tax	2,983	386	199
Net income of discontinued operations	3,211	648	414
(1)	Corresponds to the net result of the operations of PagesJaunes until the disposal date.

The net cash flows attributable to PagesJaunes for the periods presented are as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Net cash provided by operating activities	275	264	362
Net cash provided by or used in investing activities (1)	2	1	(88)
Net cash used in financing activities	(280)	(254)	(268)
(1)	Including investments in property, plant & equipment and intangible assets: 24 millions euros in 2006, 12 million euros in 2005 and 8 million euros in 2004.

•	Disposal of Ypso shares

In January 2006, France Telecom disposed of its 20% shareholding in Ypso, a cable network operator, for 44 million euros. The gain on disposal before tax related to this transaction amounted to 84 million euros.

YEAR ENDED DECEMBER 31, 2005

Main acquisitions

•	Increased stake in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko (representing 12,197,012 shares) for a total cash consideration of USD 628 million (502 million euros). This transaction raised the Group’s total stake in the company from 63.9% to 100%. Goodwill relating to this transaction amounted to 375 million euros. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 for an amount of 500 million euros (see Note 19). On November 9, 2005, this liability was reversed to reflect the cash paid out.

•	Acquisition of Amena shares

Details of the transaction

According to the terms of an agreement signed July 29, 2005 with the shareholders of Auna, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares on November 8, 2005 for a total cash consideration of 6.4 billion euros. As a result of the acquisition, France Telecom held 79.4% of Auna shares. Auna has a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document. Goodwill relating to this transaction amounted to 4,454 million euros.

Auna and Retevision Movil SA have been fully consolidated from the acquisition date. Their measurement and presentation principles applied in accounting for these companies have been harmonized with those of France Telecom.

Cost and purchase price allocation

The Group identified the assets and liabilities acquired in order to determine how Auna’s purchase price should be allocated. The main items were as follows:

(in millions of euros)
Cash paid out for the acquisition	6,342
Direct costs attributable to the acquisition	87
Purchase price consideration (1)	6,429
Liabilities assumed (price guarantee given, see below)	258
Total acquisition cost	6,687
Allocation
Assets acquired, net (2)	(638)
Trademark	(360)
License	(568)
Existing subscriber base	(2,230)
Deferred tax liabilities	1,105
Attributable to minority interests on remeasurement	458
Goodwill	4,454
(1)	Of which 60 million euros in charges were outstanding at December 31, 2005.
(2)	Of which 79.4% was allocated to Auna, and 77.7% to Amena.

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

Breakdown of net assets acquired:

(in millions of euros)	Historical cost at November 8, 2005	Fair value at November 8, 2005
Intangible assets, net	411	3,569
Property, plant and equipment, net	1,870	1,870
Net deferred tax assets	1,868	1,868
Other non-current assets	13	13
Total non-current assets	4,162	7,320
Inventories, net	47	47
Trade receivables, net	390	390
Cash and cash equivalents	331	331
Other current assets	96	96
Total current assets	864	864
Other non-current financial debt and derivatives	(2,632)	(2,632)
Deferred tax liabilities	-	(1,105)
Other non-current liabilities	(200)	(200)
Total non-current liabilities	(2,832)	(3,937)
Other current financial debt and derivatives	(267)	(267)
Current provisions	(34)	(34)
Trade payables	(939)	(939)
Other current liabilities	(133)	(133)
Total current liabilities	(1,373)	(1,373)
Net assets fully acquired	821	2,874
Assets and liabilities attributable to minority interests	(183)	(641)
Net assets acquired attributable to equity holders of France Telecom S.A.	638	2,233

Price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom.

At the end of this period, and for an initial period of one month, the minority shareholders may approach France Telecom in order to determine whether it is interested in buying their shares, in which case discussions could begin.

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

In the event that France Telecom chooses not to exercise its preemption right, it undertakes to indemnify the minority shareholders for the difference, if negative, between the price of the “Bona Fide Offer” and 90% of the price of each Auna share acquired by France Telecom, plus capitalized annual interest of 4.5% (the “Guaranteed Price »). This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at the acquisition date for an amount of 258 million euros.

After the six months, minority shareholders may ask for their shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

As from three years and seven months after November 8, 2005 and until the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares; and (ii) the Guaranteed Price.

Other information

Revenue and net income for the financial year 2005, including Amena for the full year, would have been 51,715 million euros and 6,369 million euros, respectively.

Amena’s net income is included within that of France Telecom as from the acquisition date, and amounts to (243) million euros, of which (224) million euros corresponds to the impairment loss taken on the Amena trademark, net of the deferred tax effect (see Note 7).

In 2006, France Telecom plans to merge Auna, Retevision Movil SA and France Telecom España, which operates the Group’s fixed telephony and internet business in Spain under the Wanadoo banner.

•	Increased stake in Orange Dominicana

On September 8, 2005, France Telecom acquired 14.0% of Orange Dominicana (representing 2,454,019 shares) for a cash consideration of USD 37.7 million (30.3 million euros), raising the Group’s total stake in the company from 86.0% to 100.0%. Goodwill relating to this transaction amounted to 24 million euros. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 for an amount of 19 million euros. On September 8, 2005, this liability was reversed to reflect the cash paid out.

•	Increased stake in Wirtualna Polska

On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska, representing 873,485 shares, for a cash consideration of PLN 221 million (54.7 million euros), raising its interest in the company from 80.5% to 100%. At December 31, 2005, goodwill relating to this transaction amounted to 22 million euros.

•	Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired 23.5% of Orange Romania (representing 220,390,775 shares) for a cash consideration of USD 527.5 million (404.2 million euros), raising the Group’s total stake in the company from 73.3% to 96.8%. Goodwill relating to this transaction amounted to 272 million euros.

•	Acquisition of all of Equant’s assets and liabilities

On February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant NV for the acquisition by France Telecom of all the assets and liabilities of Equant that it did not already own. Equant is France Telecom’s 54.1%-owned subsidiary specialized in global communications services for businesses. The agreement’s final terms were approved by France Telecom’s Board of Directors on February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for Equant NV’s minority shareholders. At this meeting, the legal counsel, comprising one Dutch and one French legal expert, confirmed, after completion of the requisite due diligence, that the transaction was in compliance with corporate governance rules, applicable regulations (particularly stock market regulations) and the corporate interests of France Telecom and Equant NV.

Equant NV’s shareholders approved the transaction during their extraordinary general meeting of May 24, 2005. The assets were transferred on May 25, 2005 for a total amount of 578 million euros, and Equant NV was wound up on December 31, 2005. The proceeds of the sale were paid to Equant NV shareholders on May 25, 2005 on the basis of 4.30 euros per Equant share.

An amount of 12 million euros in acquisition-related costs was capitalized. Goodwill relating to the assets acquired amounted to 214 million euros.

Other changes in the scope of consolidation

•	Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom. The exchange was realized through a share issue reserved for France Telecom. Following this operation, France Telecom held 23.7% of Sonaecom’s capital (70,276,868 shares), representing 250 million euros based on the share price at the transaction date. At December 31, 2005, the net gain on disposal before tax was 113 million euros (see Notes 8 and 31). France Telecom’s interest in Sonaecom is consolidated by the equity method.

This operation led to the cancellation of the conditional commitments concerning Clix signed by France Telecom and Sonae, a shareholder in Sonaecom. New agreements between France Telecom and Sonae have been signed (see Note 32).

•	Sonatel

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel was fully consolidated with effect from July 1, 2005. France Telecom’s interest in Sonatel was previously consolidated according to the proportional method. The remeasurement of the assets and liabilities of Sonatel and its subsidiaries led to the recognition of 288 million euros in existing subscriber bases in France Telecom’s consolidated financial statements, and the corresponding deferred tax liability of 79 million euros, which had a net impact on equity of 209 million euros (see Note 13). After taking account of minority interests, full consolidation of Sonatel had a positive impact on equity of 469 million euros, including 83 million euros on equity attributable to equity holders of the Group.

•	Tele Invest II

On January 17, 2005, France Telecom acquired 3.57% of the shares of TP SA, which were previously held by Tele Invest II. The price paid by France Telecom to Tele Invest II was 351 million euros, enabling Tele Invest to fully pay down its 349 million euros debt (see Note 22). Tele Invest II shares were deconsolidated following this operation.

Main disposals

•	Transfer of PTK-Centertel shares to TP SA 4

On November 4, 2005, TP SA acquired 34% of PTK-Centertel from FT Mobiles International, a wholly-owned subsidiary of France Telecom, for a cash consideration of PLN 4.88 billion. As a result of this transaction, TP SA owns 100% of its mobile subsidiary PTK-Centertel and France Telecom’s shareholding in PTK-Centertel decreased from 65.3% as of December 31, 2004 to 47.5% as of December 31, 2005. This transaction is a transfer of consolidated shares within the France Telecom Group. As IASs/IFRSs do not specifically address such transaction, the Group applied the accounting policy described in Note 2.1.2. The shares of PTK-Centertel acquired by TP SA were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP SA. As the minority interests were adjusted to reflect the change in their share in the equity of TP SA and PTK-Centertel with a corresponding opposite effect on the Group retained earnings, the profit and loss and the shareholders’ equity remain unchanged.

•	Delivery of STMicroelectronics shares

On August 6, 2002, France Telecom issued bonds exchangeable for STMicroelectronics NV (“STM”) shares. In August 2005, France Telecom redeemed all of the remaining bonds in circulation on August 6, 2005 (the maturity date) by delivering STM shares on the basis of 1.25 STM share per bond, in accordance with the conditions attached to the bonds. At December 31, 2005, the net gain on disposal before tax related to this transaction amounted to 162 million euros (see Notes 8, 15, 21, 31 and 32). France Telecom no longer holds any STM shares.

•	Sale of Mobilcom shares

On May 2, 2005, France Telecom announced the sale of its 27.3% interest in Mobilcom AG to Texas Pacific Group (TPG), a US investment fund, for a total consideration of 265 million euros. France Telecom continues to own 1% of MobilCom. At December 31, 2005, the net gain on disposal before tax related to this transaction was 265 million euros (see Notes 8, 15, 16 and 33).

•	Sale of cable activities

Further to their announcement of December 22, 2004, France Telecom, the Canal+ group and TDF sold their cable network activities to the Ypso consortium, controlled by the fund manager Cinven and 10%-owned by cable operator Altice, on March 31, 2005. At December 31, 2005, the net gain before tax related to this transaction amounted to 18 million euros (see Notes 4 and 32).

Within the scope of this transaction, France Telecom sold to the Ypso group its France Telecom Câble subsidiary, as well as the cable networks that it owned and that were operated by France Telecom Câble or NC Numéricâble, a subsidiary of the Canal+ group. The total consideration for the sale amounted to 348 million euros. France Telecom and the Canal+ group each hold 20% of Ypso, representing an immaterial amount. France Telecom’s interest in Ypso is subject to put and call options (see Note 32). The operation is shown on the consolidated statement of cash flows net of a shareholder’s loan amounting to 37 million euros granted by France Telecom to Ypso Holding. This shareholder’s loan was paid down in full in December 2005 when Ypso arranged refinancing, enabling France Telecom to cash in 76 million euros. In January 2006, France Telecom sold its interest in Ypso and consequently, all options were cancelled.

Under the terms of this transaction, France Telecom agreed not to distribute audiovisual programs via cable networks in France (excluding ADSL in particular) for a period of two years.

•	Sale of 8% of the capital of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital, of PagesJaunes to institutional investors through an accelerated placement for a price of 440.5 million euros, as a result of which its interest in PagesJaunes group was reduced to 54%. At December 31, 2005, the net gain on disposal before tax related to this transaction was 386 million euros.

•	Sale of Tower Participations

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of 400 million euros. At December 31, 2005, the net gain on disposal before tax related to this transaction was 377 million euros (see Notes 8, 15 and 32).

•	Sale of Intelsat

On January 28, 2005, Intelsat announced its merger with Zeus Holding. Pursuant to this transaction, France Telecom sold the entirety of its stake in Intelsat (5.4%) for a consideration of USD 164 million. The net gain on disposal before tax related to this transaction was 51 million euros (see Notes 8 and 16).

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

•	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004, raising its interest in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 1.0% of Orange SA shares acquired by France Telecom amounted to 249 million euros.

•	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (offre publique mixte simplifiée d’achat et d’échange) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.9% of the capital. As consideration for the shares acquired, France Telecom issued 64,796,795 new France Telecom shares - representing a total acquisition cost of 1,344 million euros based on France Telecom’s closing share price of 20.75 euros on April 28, 2004, the date on which the French Financial Markets Council (Conseil des marchés financiers — CMF) published the results of the offer - and paid 1,805 million euros in cash.

On June 29, 2004, France Telecom filed a public tender offer (offre publique de retrait) followed by a compulsory purchase procedure (retrait obligatoire) relating to outstanding shares in Wanadoo, at a price of 8.86 euros per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of 553 million euros, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of 15 million euros before tax.

At December 31, 2004, goodwill corresponding to the additional 29.1% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to 1,276 million euros.

Other changes in the scope of consolidation

•	Tele Invest

On October 12, 2004, France Telecom acquired a 10% stake less one share of TP SA, previously owned by Tele Invest. The price paid by France Telecom to Tele Invest was 1,902 million euros, enabling Tele Invest to fully pay down its debt of the same amount. Tele Invest shares were deconsolidated following this operation.

Main disposals

•	STMicroelectronics

On March 9, 2004, France Telecom redeemed all of the bonds exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004. Subsequently, the Group indirectly carried out a block sale of the 30 million shares initially underlying these bonds on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital. The net impact on cash of this transaction for France Telecom amounted to 472 million euros, and the net gain on disposal before tax was 249 million euros (see Note 8).

At December 31, 2004 France Telecom indirectly held (via FT1CI) 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005.

•	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters — its partner in the joint venture — for USD 110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to 89 million euros and the net gain on disposal before tax was 73 million euros (see Note 8).

•	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to 610 million euros, and the corresponding gain on disposal before tax was 38 million euros (see Note 8). Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at 90 million euros.

•	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco — True Corporation Public Company Limited (formerly Telecom Asia) and CP Group — on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 16).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.9%-owned subsidiary.

•	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (Autorité des marché financiers - AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.9% of the capital. The placing price was set at 14.40 euros per share for institutional investors and 14.10 euros per share for private investors. In addition, 4,739,610 new shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to 1,443 million euros and the net gain on disposal before tax amounted to 199 million euros (see Note 8).

•	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of 1 euro. The value of this investment had been written down to zero in France Telecom’s financial statements at January 1, 2004. France Telecom offered no contractual guarantees as part of the disposal agreement.

NOTE 5 - REVENUES

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Personal Communication Services (a)	27,745	23,535	20,564
France	9,882	9,773	8,365
United Kingdom	5,874	5,832	5,833
Spain	3,353	536	-
Poland	1,934	1,598	1,247
Other	6,920	5,991	5,290
Intra-segment eliminations	(218)	(195)	(171)
Home Communication Services (b)	22,487	22,534	22,440
France	17,657	17,718	18,002
Poland	3,048	3,141	3,011
Other	2,005	1,837	1,584
Intra-segment eliminations	(223)	(162)	(157)
Enterprise Communication Services (c)	7,652	7,785	8,235
Business network legacy	4,063	4,726	5,542
Advanced business network	1,879	1,702	1,442
Extended business services	836	747	640
Other business services	874	610	611
Inter-segment eliminations (d)	(6,182)	(5,772)	(5,954)
Total (a) + (b) + (c) + (d)	51,702	48,082	45,285

France Telecom generates substantially all of its revenues from services.

NOTE 6 - OPERATING INCOME AND EXPENSE

6.1    Labour expenses

Labour expenses break down as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Average number of employees(1) (full time equivalents)	189,028	191,775	199,547
Wages and employee benefit expenses (a)	(8,592)	(8,464)	(8,574)
o/w - Wages and salaries	(6,460)	(6,385)	(6,488)
- Social security charges	(2,157)	(2,120)	(2,314)
- Capitalized labour expenses (2)	547	543	505
- Other labour expenses (3)	(522)	(502)	(277)
Employee profit sharing (b)	(346)	(349)	(250)
Share-based compensation (c)	(30)	(158)	(374)
o/w - Employee share offer	0	(106)	(248)
- Stock options	(30)	(52)	(126)
Total (a-) + (b) + (c)	(8,968)	(8,971)	(9,198)
(1)	Of whom approximately 38.2% are French civil servants at December 31, 2006 (39.7% at December 31, 2005 and 42.5% at December 31, 2004).
(2)	Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.
(3)	Of which other short-term employee benefits (315 million euros at December 31, 2006) and payroll taxes (162 million euros at December 31, 2006).

6.2    External purchases

External purchases can be analyzed as follows :

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Commercial expenses (1)	(7,780)	(6,442)	(5,660)
Service fees and inter-operators costs	(8,053)	(7,440)	(6,222)
Other external purchases (2)	(6,976)	(6,041)	(5,768)
Total external purchases	(22,809)	(19,923)	(17,650)
(1)

Commercial expenses include (i) purchases of handsets and other products sold, (ii) retail fees and commissions, and advertising, promotional, sponsoring and rebranding costs. Advertising, promotional, sponsoring and rebranding costs amounted to (1,305) million euros at December 31, 2006, (1,170) million euros at December 31, 2005 and (1,063) million euros at December 31, 2004.

(2)

Other external purchases include overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

6.3    Other operating income

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Total other operating income (1)	473	410	562
(1)

Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service, income relating to damage to lines, and penalties and reimbursements received.

6.4    Other operating expense

Other operating expense breaks down as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Taxes other than income tax (1)	(1,586)	(1,317)	(1,239)
Impairment losses on trade receivables	(316)	(332)	(326)
Other expenses and changes in provisions (2)	(333)	(503)	(542)
Total other operating expense	(2,235)	(2,152)	(2,107)
(1)	Including business tax for an amount of (1,047) million euros at December 31, 2006, (1,022) million euros at December 31, 2005 and (1,002) million euros at December 31, 2004.
(2)

Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents. In 2006, this item mainly included a 129 million euro reversal of provisions for post-employment benefits (see Notes 3 and 26). Before the transfer of responsibility for social welfare and cultural benefits to France Telecom’s Works Council, some post-employments benefits were managed directly by the company and had been provisioned in accordance with IAS 19. France Telecom believes that the transfer has extinguished its legal and constructive obligations in respect of these benefits and therefore reversed the 129 million euro provision previously taken. In 2005, it included the (256) million euro fine imposed by the Competition Council (Conseil de la Concurrence) and a 199 million euro reversal of the FTM Liban provision (see Notes 3 and 33). In 2004, it included a 121 million euro reversal of the MobilCom provision.

NOTE 7 - IMPAIRMENT

Impairment tests are carried out annually, or when indicators show that assets may be impaired. This note sets out the main changes in the cash-generating units (CGUs) identified in the France Telecom Group, the groups of cash-generating units which are tested for impairment, goodwill where applicable, and the key assumptions used to determine recoverable amounts.

7.1    Changes in and definition of CGUs and groups of CGUs

Definition of cash-generating units

At December 31, 2006, the France Telecom Group had 33 CGUs, generally corresponding to an operation in a particular country. Each CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The CGUs break down as follows by primary business segment:

	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Personal Communication Services	21	21	20
Home Communication Services	10	10	10
Enterprise Communication Services (1)	2	4	4
Total	33	35	34
(1)

At December 31, 2006, three CGUs were merged following the absorption of Transpac’s activities and the integration of Equant’s activities within France Telecom’s Enterprise business. The second CGU in the Enterprise segment corresponds to the activities of the Globecast sub-group.

Changes in the level of goodwill impairment testing

To carry out the impairment tests, goodwill acquired within a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. These CGUs or groups of CGUs represent the level at which these assets are monitored for internal management purposes. CGUs are combined within a business or geographic sector, as permitted under IAS 36 “Impairment of Assets”. The main items of goodwill are tested at the level of the following CGUs or groups of CGUs:

Year ended
December 31, 2006	December 31, 2005 and December 31, 2004

Orange goodwill:

Tested at the level of each CGU historically forming part of the Orange sub-group (Personal Communication Services in France, the United Kingdom, Netherlands, Switzerland, Belgium, Romania, etc.).

Orange goodwill: Tested at the level of the group of sixteen CGUs in the Personal Communication Services corresponding to the former Orange sub-group.
Amena goodwill: Tested at the level of the Personal Communication Services - Spain CGU.	Amena goodwill: Tested at the level of the Personal Communication Services - Spain CGU.
Wanadoo goodwill: Tested at the level of each CGU historically forming part of the Wanadoo sub-group (Home Communication Services in France, the United Kingdom, Netherlands and Spain).	Wanadoo goodwill: Tested at the level of the group of four CGUs in the Home Communication Services segment corresponding to the former Wanadoo sub-group.
TP sub-group goodwill: Tested at the level of the group of two CGUs corresponding to the Personal and Home activities in Poland.	TP sub-group goodwill: Tested at the level of the group of two CGUs corresponding to the Personal and Home activities in Poland.
PagesJaunes sub-group goodwill: Tested at the level of the group of three CGUs corresponding to the Directories business in Europe.

As the level at which return on investment is monitored has changed, the level of goodwill impairment testing has also changed accordingly. Until June 30, 2006, goodwill on the sixteen Personal operations (corresponding to sixteen CGUs), which formed part of the sub-group headed by Orange SA in 2000, were tested at the level of that group. Similarly, the four broadband Internet operations which formed part of the Wanadoo sub-group were tested at the level of that group. Within each business line, return on investment is now monitored on a country basis. In accordance with the principles set out in Note 2.3.7, the goodwill on these former sub-groups has been reallocated to each of the constituent CGUs. The allocation was made in proportion to the fair values of each CGU as of November 30, 2006, the date on which the impairment test was carried out.

Net book values of CGUs and groups of CGUs at December 31, 2006

Net book values of the CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful lives arising from business combinations (except for the Orange trademark, which is tested separately) and assets with finite useful lives (property, plant and equipment, intangible assets with finite useful lives and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs or groups of CGUs.

	Goodwill		Intangible assets with an indefinite useful life (1)
(in millions of euros)	(Net book value)	o/w impairment
Personal - France	12,852
Personal - UK	1,662	2,350
Personal - Spain	4,841
Personal - Switzerland	621
Personal - Romania	1,806
Personal - Belgium	934
Personal - Slovakia	712
Home - France	2,142
Home - UK	325
Home - Spain	248
Poland (Personal and Home)	2,781	275	208
Enterprise	308
Other	2,285	175	4,214
Total	31,517	2,800	4,422
(1)	Intangible assets with an indefinite useful life mainly comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.

7.2    Key assumptions used to determine recoverable amounts of the main CGUs and groups of CGUs

Basis for calculating recoverable amounts

Recoverable amount is the higher of value in use and fair value less costs to sell. France Telecom has calculated the fair value less costs to sell, and value in use of each of its CGUs:

-

Fair value less costs to sell represents the best estimate of the amount the Group would receive if it sold the CGU. Fair value calculated on November 30, 2006 was estimated on the basis of: (i) the discounted present value of future cash flows over a five-year period, plus a residual value based on a flat growth rate to perpetuity, (ii) 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; and (iii) revenue and EBITDA multiples for comparable transactions applied in line with 2006.

-

Value in use corresponds to the present value of estimated future net cash flows based on three/ five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

Key assumptions used to determine recoverable amounts

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar in nature. They include:

-

market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

-	the level of investment spends, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

Other assumptions also influence the estimation of recoverable amounts, as summarized in the table below:

Main CGUs and groups of CGUs	Personal - France	Personal - United Kingdom	Personal - Spain	Home - France	Enterprise excl. Globecast, Globecast	Poland - Home and Personal
Basis of recoverable amount	Fair value	Value in use	Value in use	Fair value	Fair value	Value in use
Source used	Budget and plans	Budget and plans	Budget and plans	Budget	Budget	Budget and plans
	5-year cash flow projections	5-year cash flow projections	5-year cash flow projections	EBITDA multiples	EBITDA multiples	5-year cash flow projections
Growth rate to perpetuity	1.0%	2.0%	2.0%	N/A	N/A	0.0% to 3.0%
Post-tax discount rate(1)	8.5%	9.0%	8.5%	N/A	N/A	11.3%
(1)

The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Personal - United Kingdom: 11.7%; Personal - Spain: 11.3%; Home - Poland: 11.7%; Personal - Poland: 11.6%.

Among the main CGUs or groups of CGUs listed above:

-	An impairment loss has been taken against Home and Personal - Poland and Personal - UK (see below);

-

For Personal - France, Home - France and Enterprise excluding Globecast, the Group considers it improbable that there will be a change in valuation parameters that would bring the recoverable amount of these entities equal to their book value;

-

For Personal – Spain, whose value in use at 100% exceeds book value by over 400 million euros, a discount rate of 0.3% more than the rate used or a growth rate to perpetuity of 0.4% less than the rate used would reduce the value in use to book value.

7.3    Impairment, net of reversals

	Year ended
	December 31, 2006			December 31, 2005				December 31, 2004
(in millions of euros)	Goodwill	Assets with a finite useful life	Assets with in indefinite useful life	Goodwill		Assets with a finite useful life	Assets with in indefinite useful life	Goodwill	Assets with a finite useful life	Assets with in indefinite useful life
Personal - UK	(2,350)
Personal - Netherlands	(175)
Poland (Personal and Home)	(275)	(21)		(11)	(1)	6
Spain			(14)				(345)
Enterprise (2)							(191)	(534)	(184)
Other		(70)				(38)			5
Total	(2,800)	(91)	(14)	(11)		(32)	(536)	(534)	(179)	-
(1)	In respect of Wirtualna Polska (see Note 4).
(2)	In respect of Equant.

The (2,350) million euro impairment loss taken against the Personal - UK CGU was mainly due to a change in the level at which return on investment is monitored (see Note 7.1). The allocation of goodwill on the former Orange sub-group has significantly increased the net book value of the assets comprising this CGU. The impairment loss taken against the Personal - Netherlands CGU stems from the same source.

For Poland, the impairment loss is based on the business plan prepared by the company’s management and stems from an increase in the discount rate to 11.3% (against 9.5% for Home and 10.5% for Personal previously), to take account of the uncertainty generated by the local regulatory environment. Long-term growth rates remain unchanged (0% for Home and 3% for Personal).

As part of the NexT plan, a number of trademarks acquired in business combinations have been abandoned. A specific impairment loss or an accelerated depreciation charge has been taken against these trademarks over their residual lives. The trademarks concerned are Equant in the sum of (191) million euros at December 31, 2005, and Amena in the sum of (345) million euros at December 31, 2005 and (14) million euros at December 31, 2006.

NOTE 8 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

The main disposals are set out in Note 4.

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Sale of cable activities	84	18	-
Exchange of Sonaecom shares	25	113	-
Other disposals	10	30	51
Sale of Tower Participations	-	377	-
Sale of Mobilcom shares	-	265	-
STMicroelectronics	-	162	249
Eutelsat (gain deferred in 2003)	-	74	-
Sale of Intelsat	-	51	-
Disposals of property, plant and equipment and intangible assets	(24)	43	46
Sale of Radianz shares	-	-	73
Sale of Pramindo shares	-	-	57
Sale of Orange Denmark shares	-	-	38
Dilution impacts	-	4	51
Other (1)	2	(48)	158
Total	97	1,089	723
(1)

Mainly includes impairment losses on securities and receivables relating to non consolidated companies. At December 31, 2004, this item principally related to business wind-ups, of which 61 million euros was attributable to Telinvest.

NOTE 9 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Public service secondment costs	(47)	(52)	(25)
Early retirement plan	(280)	(182)	-
Contributions to the Works’ Committee in respect of early retirement plans	(13)	(83)	-
Restructuring plans (1)	(227)	(137)	(156)
Total	(567)	(454)	(181)
(1)	At December 31, 2006, it relates mainly to TPSA for 74 million euros and Orange in the UK for 39 million euros. At December 31, 2005, it relates mainly to Equant for 60 million euros. At December 31, 2004, it relates mainly to TP Group for 34 million euros and Equant for 28 million euros.

NOTE 10 - FINANCE COSTS, NET

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Cost of net financial debt (1)	(2,625)	(2,876)	(3,697)
Other net financial expense (2)	(530)	(182)	56
Financial expense, net (a)	(3,155)	(3,058)	(3,641)
Foreign exchange gains (losses) (3) (b)	26	(147)	144
Discounting expense (c)	(122)	(162)	(148)
Finance costs, net (a) + (b) + (c)	(3,251)	(3,367)	(3,645)
(1)

Including interest rate derivatives, interest income and income from receivables (164 million euros at December 31, 2006, 168 million euros at December 31, 2005 and 167 million euros at December 31, 2004).

(2)

Includes dividends received, changes in fair value of assets and liabilities measured at fair value, and any financial expense or income recognized following a restructuring of financial debt. At December 31, 2006, this mainly includes the change in fair value of the price guarantee given to the minority shareholders of FT España for an amount of (258) million euros (see Notes 4 and 19), the change in fair value of a bond issue for an amount of (189) million euros and the impact of redeeming perpetual bonds redeemable for shares (TDIRA) for an amount of (103) million euros (see Note 21). At December 31, 2005, it mainly includes the impact of consolidating the France Telecom S.A. carry-back receivable for an amount of (147) million euros (see Notes 17 and 31). At December 31, 2004, it mainly includes the change in fair value of the STMicroelectronics bonds redeemable for shares for an amount of 108 million euros (see Note 4).

(3)	Including foreign currency derivatives.

NOTE 11 - INCOME TAX

11.1    France Telecom Group tax proof

Income tax for 2006 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2006. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense on continuing operations and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Net income from continuing operations before tax	3,737	7,131	5,125
Impairment of goodwill	2,800	11	533
Net income from continuing operations before tax and impairment of goodwill	6,537	7,142	5,658
Statutory income tax rate	34.43%	34.93%	35.43%
Theoretical tax	(2,250)	(2,494)	(2,005)
Share of profits (losses) of associates	8	7	11
Recognition of share-based compensation	(12)	(69)	(135)
Recognition (derecognition) of tax losses	136	614	(287)
Difference in tax rates	233	147	136
Change in local tax rate	(271)	-	(230)
Capital gains and losses of equity investments not taxable at the statutory tax rate	14	351	257
Price guarantee granted to the minority shareholders of FT España (see Note 4)	(89)	-	-
Other	51	25	(76)
Effective tax	(2,180)	(1,419)	(2,329)

11.2    Income tax benefit/(charge)

The income tax split between the tax consolidation groups and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
France tax group	(1,280)	(1,245)	(1,808)
- Current taxes	(22)	0	(70)
- Deferred taxes	(1,258)	(1,245)	(1,738)
UK tax group	74	33	(102)
- Current taxes	37	(2)	(189)
- Deferred taxes	37	35	87
Spain tax group	(327)	131	-
- Current taxes	(3)	0	-
- Deferred taxes	(324)	131	-
TP Group (1)	(102)	(94)	(114)
- Current taxes	(156)	(163)	(71)
- Deferred taxes	54	69	(43)
Other subsidiaries	(545)	(244)	(305)
- Current taxes	(447)	(374)	(375)
- Deferred taxes	(98)	130	70
Tax benefit/(charge)	(2,180)	(1,419)	(2,329)
- Current taxes	(591)	(539)	(705)
- Deferred taxes	(1,589)	(880)	(1,624)
(1)	TP Group is not a member of a tax consolidation group.

France tax consolidation group

The deferred tax charge in 2006 for the France tax consolidation group mainly consists of:

-	Use of tax loss carryforwards amounting to (1,465) million euros.

-	Recognition of deferred tax assets over the period amounting to 416 million euros due to a reappraisal of their recoverability

France Telecom S.A. and its main direct or indirect subsidiaries have been subject to audit by the French Tax Administration since January 2006, covering the financial years 2000 to 2004 inclusive. The audit has not yet been completed.

In 2005 and 2004, the deferred tax charge for the France tax group also included the use of tax loss carryforwards and, to a lesser extent, impacts related to the recoverability horizon. In 2004, the deferred tax charge more particularly included the derecognition of tax loss carryforwards relating to Wanadoo SA and Wanadoo France together with the change in the corporate income tax rate in France.

Spain tax group

At December 31, 2006, the tax charge mainly consisted in the decrease in the Spanish corporate income tax rate measured at (271) million euros. In 2005, the tax benefit mainly stemmed from the tax effect of abandoning the Amena brand (121 million euros).

11.3    Balance sheet tax position

	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
(in millions of euros)	Assets	Liabilities	Net	Net	Net
France tax group
- Current taxes	194	33	161 (1)	249 (2)	(33)
- Deferred taxes (3)	6,667	-	6,667	7,950	9,144
UK tax group
- Current taxes	27	-	27	(10)	(69)
- Deferred taxes	-	1,567	(1,567)	(1,588)	(1,572)
Spain tax group
- Current taxes	1	-	1	1	-
- Deferred taxes	1,470	2	1,468	894	-
TP Group (4)
- Current taxes	2	121	(119)	(17)	30
- Deferred taxes	26	22	4	(49)	(118)
Discontinued operations.
- Current taxes	-	-	-	(11)	(66)
- Deferred taxes	-	-	-	28	26
Other subsidiaries
- Current taxes	23	312	(289)	(236)	(205)
- Deferred taxes	88	159	(71)	65	11
Net balance sheet income tax
- Current taxes	247	466	(219)	(24)	(343)
- Deferred taxes	8,250	1,749	6,501	7,300	7,491
(1)	Including 139 million euros in respect of the 2001 carryback which matures in 2007.
(2)	Including 235 million euros in respect of the 2000 carryback which matures in 2006.
(3)

At December 31, 2006, for the France tax group, the deferred tax liabilities relating to the perpetual bonds redeemable for shares (TDIRA) and bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE) (see Note 21) have been offset against the tax group’s deferred tax assets for an amount of 319 million euros.

(4)	TP Group is not a member of a tax consolidation group.

The balance sheet tax position by classes of temporary difference breaks down as follows:

	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
(in millions of euros)	Net	Net	Net
Provisions for early retirement plans	887	1,095	1,190
Property, plant and equipment and intangible assets (1)	(1,229)	(2,304)	(1,351)
Tax loss carryforwards	6,347	7,698	7,224
Other differences	496	811	428
Net deferred taxes – France Telecom Group	6,501	7,300	7,491
(1)

In 2006, following the merger between FT España, FTOT and Amena, some assets recognized upon allocation of the acquisition cost of Amena became partially tax deductible. In 2005, following the acquisition of Amena, 1,105 million euros of deferred tax liabilities were recognized upon allocation of the cost of acquisition to the brand, licenses and subscriber bases.

At December 31, 2006 unrecognized deferred tax assets for France Telecom Group amount to 6.4 billion euros (7.4 billion euros in 2005).

Deferred tax assets arising on tax loss carryforwards are not recognized under certain circumstances specific to each company/tax consolidation group concerned, such as:

-

Entities which cannot evidence there is sufficient probability that they will use the tax loss carryforwards against future taxable profits, due to forecasts and uncertainties as to the economic environment;

-	Entities which have not yet begun to use the loss carryforwards;

-	Entities which do not expect to use the losses within the timeframe allowed by tax regulations;

-	tax losses which are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

11.4    Changes in Group net deferred taxes

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance (balance sheet asset position)	7,300	7,491	9,154
Changes in the scope of consolidation (1)	(60)	685	1
Recognition in net income of continuing operations	(1,589)	(880)	(1,624)
Recognition in net income of discontinued operations	(9)	2	2
Recognition in equity	(13)	42	(29)
Translation adjustments and other items (2)	872	(40)	(13)
Closing balance (balance sheet asset position)	6,501	7,300	7,491
(1)	In 2006, this item includes (48) million euros in respect of the Jordanian companies, corresponding to the effect of remeasuring assets and liabilities following the change in consolidation method.
In 2005, this item included 763 million euros in respect of Amena, and (79) million euros in respect of Sonatel. In respect of Amena, the amount of 763 million euros corresponds to 1,868 million euros in deferred tax assets, mainly on tax loss carryforwards, and 1,105 million euros in deferred tax liabilities, mainly on the effect of the allocation of the acquisition price to the brand, licenses and subscriber bases. In respect of Sonatel, this reflects the effect on the subscriber bases recorded following the remeasurement of assets and liabilities due to the change in consolidation method.
(2)

In 2006, this item includes the derecognition of a deferred tax liability for an amount of 893 million euros by offset against goodwill for an amount of 709 million euros (see Note 4) and against minority interests for an amount of 184 million euros, following the merger between FT España, FTOT and Amena.

NOTE 12 - GOODWILL

The principal goodwill items arising from fully or proportionally consolidated subsidiaries can be analyzed by business segment as follows:

	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
(in millions of euros)	Cost	Accumulated impairment losses	Net	Net	Net
Personal Communications Services	27,907	(2,537)	25,370	27,276	21,587
Home Communications Services (1)	6,162	(323)	5,839	5,958	5,740
Enterprise Communications Services	963	(655)	308	255	32
Directories	-	-	-	237	230
Total	35,032	(3,515)	31,517	33,726	27,589
(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” group of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	33,726	27,589	26,537
Acquisitions (1)	565	5,471	1,555
Disposals (2)	(248)	(19)	(329)
Impairment (3)	(2,800)	(11)	(534)
Translation adjustment (4)	265	730	397
Reclassifications and other items	9	(34)	(37)
Closing balance	31,517	33,726	27,589
(1)

Including, in 2006: FT España (386 million euros) and JTC (104 million euros) (see Note 4). Including, in 2005: Amena (4,454 million euros), Orange Slovensko (375 million euros), Orange Romania (272 million euros), and Equant (214 million euros) (see Note 4). Including, in 2004, 1,276 million euros in respect of the acquisition of minority interests in Wanadoo, and 249 million euros relating to the compulsory purchase procedure (offre de retrait obligatoire) and the Orange liquidity contract (see Note 4).

(2)

Including, in 2006, 237 million euros relating to the sale of PagesJaunes Group (see note 4). Including, in 2004, 237 million euros relating to the sale of Orange Denmark and 88 million euros relating to the flotation of 36.9% of PagesJaunes’ capital.

(3)	See Note 7.
(4)

At December 31, 2006, this item mainly related to Orange in the UK (272 million euros). At December 31, 2005, it mainly related to Orange in the UK (478 million euros) and TP Group (165 million euros). At December 31, 2004, it mainly related to TP Group (373 million euros - see Note 30).

NOTE 13 - INTANGIBLE ASSETS, NET

	Year ended
	December 31, 2006				December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net	Net
Telecommunications licenses (1)	10,891	(2,433)	-	8,458	8,696	8,024
Trademarks (2)	5,097	-	(674)	4,423	4,337	4,366
Subscriber bases (3)	6,196	(4,055)	(4)	2,137	2,445	186
Software	8,283	(4,787)	(25)	3,471	3,062	2,807
Other	1,061	(667)	(170)	224	325	249
Total	31,528	(11,942)	(873)	18,713	18,865	15,632
(1)	See below.
(2)	The breakdown of trademarks per group of CGUs is shown in Note 7.
(3)	At December 31, 2006, the net value of subscriber bases mainly relates to FT España (1,796 million euros), Sonatel (197 million euros) and the Jordanian companies (146 million euros).

Movements in the net book values of intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	18,865	15,632	15,865
Acquisitions of intangible assets (1)	1,790	1,466	1,025
Impact of changes in the scope of consolidation (2)	179	3,901	(162)
Disposals	(13)	(3)	(5)
Depreciation and amortization on continuing operations	(2,372)	(1,975)	(2,013)
Depreciation and amortization on discontinued operations	(5)	(4)	(4)
Impairment (3)	(63)	(553)	(63)
Translation adjustment (4)	209	422	145
Reclassifications and other (5)	123	(21)	844
Closing balance	18,713	18,865	15,632
(1)	Including discontinued operations for an amount of 19 million euros at December 31, 2006 (7 million euros at December 31, 2005 and 2 million euros at December 31, 2004).
(2)

In 2006, this item mainly relates to the Jordanian companies for an amount of 206 million euros. In 2005, it mainly related to FT España for an amount of 3,569 million euros (subscriber bases, licenses and trademark), and Sonatel and its subsidiaries for an amount of 315 million euros (see Note 4). In 2004, it mainly related to Orange Denmark for an amount of 146 million euros.

(3)

In 2005, this item mainly concerned impairment losses taken on the Amena trademark for 345 million euros, and on the Equant trademark for 191 million euros (see Note 7). In 2004, it related solely to Equant, mainly in respect of the impairment loss taken on the Equant trademark for an amount of 43 million euros (see Note 7).

(4)	In 2006, this item relates mainly to Orange UK for an amount of 152 million euros (282 million euros in 2005).
(5)	In 2004, this mainly concerns reclassifications from property, plant and equipment to intangible assets (see Note 14).

Details of the Group’s principal intangible assets (telecommunications licenses)

France Telecom’s commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost	Net	Residual useful life (1)
GSM	799	462	8.7
UMTS (2)	6,101	5,131	14.9
United Kingdom	6,900	5,593
GSM	188	179	13.2
UMTS (2)	639	582	13.2
Spain	827	761
GSM	281	266	14.3
UMTS (2)	629	534	14.6
France	910	800
GSM (2 licenses)	158	51	6.8 to 7.7
UMTS (2)	426	399	15.9
Poland	584	449
Other (3)	1,670	854
Total telecommunications licenses	10,891	8,458
(1)	In number of years at December 31, 2006.
(2)	UMTS mobile network licenses are amortized on a straight-line basis from the date on which the network is technically ready to market services.
(3)	This item mainly relates to licenses in the Netherlands, Belgium and Egypt.

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended
	December 31, 2006				December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net	Net
Land and buildings	6,354	(2,700)	(461)	3,193	3,255	5,510
Networks and terminals	72,057	(48,298)	(230)	23,529	23,937	19,848
IT equipment	3,536	(2,555)	-	981	945	897
Other	2,087	(1,486)	(82)	519	433	247
Total	84,034	(55,039)	(773)	28,222	28,570	26,502

Movements in the net book value of property, plant and equipment can be analyzed as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	28,570	26,502	28,972
Acquisitions of property, plant and equipment (1) and (2)	5,286	4,679	4,140
Impact of changes in the scope of consolidation (3)	148	2,171	(243)
Disposals and retirements	(106)	(305)	(144)
Depreciation and amortization on continuing operations	(5,452)	(5,049)	(5,989)
Depreciation and amortization on discontinued operations	(4)	(6)	(6)
Impairment (4)	(42)	(15)	(116)
Translation adjustment (5)	(74)	619	791
Reclassifications and other (6)	(104)	(26)	(903)
Closing balance	28,222	28,570	26,502
(1)	Including discontinued operations for an amount of 5 million euros at December 31, 2006 (5 million euros at December 31, 2005 and 6 million euros at December 31, 2004).
(2)	Including 37 million euros acquired under finance leases at December 31, 2006 (3 million euros at December 31, 2005 and 24 million euros at December 31, 2004).
(3)

In 2006, this item mainly relates to the Jordanian companies for an amount of 174 million euros. In 2005, it related mainly to FT España (1,870 million euros) and Sonatel and its subsidiaries (222 million euros). In 2004, it related mainly to the impact of the sale of Orange Denmark for an amount of 250 million euros.

(4)

In 2006, this item mainly relates to FCR Vietnam. In 2004, it comprised the 121 million impairment loss taken on Equant’s property, plant and equipment, which was split proportionally according to the net book value of the related assets (see Note 7).

(5)	In 2005, the translation adjustment relates mainly to TP Group (335 million euros) and Orange UK (90 million euros). In 2004, it related mainly to TP group (816 million euros).
(6)	In 2004, this item mainly included reclassifications of property, plant and equipment as software (see Note 13).

Property, plant and equipment held under finance leases:

	Year ended
	December 31, 2006	December 31, 2005
(in millions of euros)	Net	Net
Land and buildings	208	222
Networks and terminals	400	454
IT equipment	19	17
Total	627	693

Capitalized expenditure during 2006:

	Year ended
	December 31, 2006	December 31, 2005
(in millions of euros)	Net	Net
External purchases	731	621
Labour expenses	313	352
Other	19	76
Total	1,063	1,049

NOTE 15 - INTEREST IN ASSOCIATES

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	321	370	607
Dividends (1)	(4)	(113)	(2)
Share of profits (losses)	24	20	30
Impact of change in scope of consolidation (2)	33	320	6
Purchases of minority interests	-	-	12
Disposals of securities (3)	(1)	(320)	(278)
Translation adjustments	-	25	(11)
Reclassifications and other	(13)	19	6
Closing balance	360	321	370
(1)	Including, in 2005, 112 million euros in dividends in respect of BlueBirds Participations France.
(2)	Including, in 2005, 250 million euros in respect of the exchange of Sonaecom shares (see Note 4), and 70 million euros relating to One GmbH (see Note 16).
(3)

Including, in 2005, 221 million euros in respect of the disposal of STMicroelectronics shares (see Notes 4, 21, 31 and 32) and 93 million euros in respect of the sale of Tower Participations (see Notes 4, 8 and 32). Including, in 2004, 219 million euros in respect of the sale of STMicroelectronics shares and 47 million euros in respect of Radianz.

The net book values of France Telecom’s interests in associates are as follows:

		Year ended
Company (in millions of euros)	Main activity	% interest December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2004
Tower Participations SAS (1)	Broadcasting and audiovisual transmission	-	-	-	93
BlueBirds Participations France	Holding vehicle for indirect interest in Eutelsat Communications	20.0	26	6	52
FT1CI (1)	Holding vehicle for investments in STMicroelectronics	-	-	-	196
Sonaecom (1)	Telephone operator in Portugal	19.2	273	250	-
MobilCom (2)	Telephone operator in Germany	-	-	-	0
One GmbH (3)	Telephone operator in Austria	17.5	42	55	-
Other		-	19	10	29
Total			360	321	370
(1)	Companies sold or acquired during 2005 (see Note 4).
(2)	A 27.3% stake in MobilCom was sold during 2005 (see Note 4). The residual 1% interest has been reclassified under “Assets available for sale” (see Note 16).
(3)	See Note 16.

NOTE 16 - ASSETS AVAILABLE FOR SALE

France Telecom’s assets available for sale are as follows:

		Year ended
		December 31, 2006	December 31, 2005	December 31, 2004
(in millions of euros)	% interest	Fair value	Fair value	Fair value
Bull SA (1) and other instruments	10.1%	59	94	47
Intelsat	-	-	-	105
Optimus (Portugal)	-	-	-	142
One GmbH (formerly Connect Austria)	-	-	-	98
Mobilcom (1) and (2)	1%	15	12	-
Investment funds (3)	-	54	60	91
Other companies	-	50	56	116
Total non-consolidated investments		178	222	599
Deposits relating to in-substance defeasance and cross-lease operations (QTE leases) (4)	-	106	-	-
Other financial assets at fair value(5)	-	54	41	16
Total assets available for sale		338	263	615
(1)	Listed company.
(2)	Residual interest after sale of shares in 2005 (see Notes 4 and 15).
(3)	Principally in research and development.
(4)

In 2006, this item includes 30 million and 76 million euros respectively in respect of Orange Switzerland and France Telecom S.A. QTE leases. Deposits arising on specific transactions offset part of the related gross debt. These deposits are included in the calculation of net financial debt (see Notes 19 and 32).

(5)	Assets available for sale include marketable securities and investments held for over one year.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	263	615	727
Change in fair value (1)	(5)	(1)	(28)
Other changes (2)	80	(351)	(84)
Closing balance	338	263	615
(1)	Recorded under equity in the reserve related to assets available for sale (see Note 30).
(2)

As of 2006, certain assets related to QTE Leases, which were previously included in “Other non-current financial assets and derivatives” are now classified as “Assets available for sale” (see Note 17). In 2005, this mainly concerns (i) sale of Intelsat shares (see Note 4); (ii) exchange of Optimus shares for Sonaecom shares (see Notes 4 and 15); and (iii) consolidation of One GmbH by the equity method as of January 1, 2005 (see Note 15). In 2004, it mainly concerned the sale of shares in satellite organizations.

NOTE 17 - OTHER FINANCIAL ASSETS AND DERIVATIVES

17.1    Other non-current financial assets and derivatives

	Year ended
	December 31, 2006			December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Provisions	Net	Net	Net
Cash collateral paid (1)	459	-	459	639	1,129
Carryback receivables (2)	-	-	-	139	1,706
Deposits relating to in-substance defeasance operations and QTE leases (1) and (3)	96	-	96	233	760 (4)
Other (5)	497	(146)	351	356	506
Total loans and receivables (a)	1,052	(146)	906	1,367	4,101
Non-current derivatives (assets) (1)	81	-	81	139	184
Total financial assets at fair value (b)	81	-	81	139	184
Other non-current financial assets and derivatives (a) + (b)	1,133	(146)	987	1,506	4,285
(1)	These items are included in the calculation of net financial debt (see Note 19).
(2)

In 2005, this item included a France Telecom S.A. carryback receivable recognized in respect of 2001 for 139 million euros, which was reclassified as “Current tax assets” in 2006 (see Note 11). In 2004, this item included a France Telecom S.A. carryback receivable recognized in respect of 2001 for 1,471 million euros, which was deconsolidated in 2005 (see Notes 31 and 32), and a France Telecom S.A. carryback receivable recognized in respect of 2000 for 235 million euros, which was reclassified as “Current tax assets” in 2005 (see Note 11).

(3)

In 2006, this item only concerns Orange Switzerland. In 2005, it included 146 million and 80 million euros respectively in respect of Orange Switzerland and France Telecom S.A. (127 million and 69 million euros respectively in 2004). These deposits, arising on specific transactions, offset part of the related gross debt (see Notes 19 and 32).

(4)	Deposits relating to the in-substance defeasance operations of Orange UK (564 million euros at December 31, 2004) were repaid during first-half 2005 after a first demand guarantee was set up.
(5)	This item mainly concerns security deposits and various loans, in addition to advances and downpayments on non-current assets.

17.2    Other current financial assets and derivatives

	Year ended
	December 31, 2006			December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Provisions	Net	Net	Net
Derivatives (current assets) (1)	41	-	41	64	56
Financial assets at fair value (1) and (2)	505	-	505	39	240
Total financial assets at fair value (a)	546	-	546	103	296
Receivables from non-consolidated companies and current accounts	43	(1)	42	50	16
Other	11	-	11	52	-
Total loans and receivables (b)	54	(1)	53	102	16
Other current financial assets and derivatives (a) + (b)	600	(1)	599	205	312
(1)	These items are included in the calculation of net financial debt (see Note 19).
(2)	Mainly negotiable bills and investments in mutual funds (fonds communs de placement and SICAV).

17.3    Additional disclosures on provisions

(in millions of euros)
Opening balance	January 1, 2006	(156)
Change in provisions for impairment in value		(3)
Translation adjustments		13
Impact of changes in the scope of consolidation		(1)
Closing balance	December 31, 2006	(147)
- o/w non-current		(146)
- o/w current		(1)

NOTE 18 - TRADE RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

18.1    Trade receivables, net

Gross trade receivables amounted to 7,892 million euros at December 31, 2006 (8,385 million euros at December 31, 2005 and 7,929 million euros at December 31, 2004).

Valuation allowances relating to trade receivables amounted to 1,136 million euros at December 31, 2006 (1,264 million euros at December 31, 2005 and 1,340 million euros at December 31, 2004).

18.2    Other current assets

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
VAT receivable	1,223	1,261	1,514
Other taxes receivable	56	35	211
Employee and payroll-related receivables	29	24	81
Employee share offers (1)	53	149	402
Kulczyk Holding transaction (2)	-	-	51
Advances and downpayments relating to non-current assets	50	53	73
Other (3)	377	395	453
Total	1,788	1,917	2,785
(1)	This item corresponds to the amount paid by employees to France Telecom S.A. within the scope of share offers reserved for current and former employees (see Notes 27 and 29).
(2)	At December 31, 2004, payment to be made in relation to the transaction with Kulczyk Holding.
(3)

Other receivables include, inter alia, the funds of a submarine cable management consortium managed by France Telecom on behalf of other operators, representing an amount of 87 million euros compared with 117 million euros at December 31, 2005 and 89 million euros at December 31, 2004 (see Note 29).

18.3    Prepaid expenses

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Prepaid external purchases	513	504	461
Other prepaid operating expenses	67	68	199
Total	580	572	660

NOTE 19 - NET FINANCIAL DEBT

Net financial debt as defined and used by France Telecom S.A. corresponds to the total gross financial debt (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, (iv) certain deposits paid on specific transactions (if the related debt is included in gross financial debt), and adjusted for the impact of the effective portion of cash flow hedges.

19.1    Balance sheet items included in the calculation of net financial debt

	Balance sheet items			o/w contribution to net financial debt
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Equity attributable to equity holders of France Telecom S.A.	26,794	24,860	14,451		-	-
o/w Effective portion of cash flow hedges (1)	(85)	(168)	(101)	(85)	(168)	(101)
Exchangeable or convertible bonds (non-current)	30,829	34,218	34,222	30,829	34,218	34,222
Other non-current financial debt and derivatives	7,234	8,418	8,571	7,234	8,418	8,571
Exchangeable or convertible bonds, and other current financial debt and derivatives	8,057	9,193	11,480	8,057	9,193	11,480
Accrued interest payable	1,240	1,396	1,172	1,240	1,396	1,172
Equity and liabilities included in the calculation of net financial debt				47,275	53,057	55,344
Assets available for sale	338	263	615
o/w Deposits related to cross-lease operations (2)	106	-	-	106	-	-
Other non-current financial assets and derivatives	987	1,506	4,285
o/w Cash collateral paid	459	639	1,129	459	639	1,129
Deposits related to cross-lease operations and other financial assets related to financial debt	96	233	760	96	233	760
Non-current derivatives (assets)	81	139	184	81	139	184
Other current financial assets and derivatives	599	205	312
o/w Current derivatives (assets)	41	64	56	41	64	56
Financial assets at fair value	505	39	240	505	39	240
Cash and cash equivalents	3,970	4,097	3,153	3,970	4,097	3,153
Assets included in the calculation of net financial debt				5,258	5,211	5,522
Net financial debt				42,017	47,846	49,822
(1)

The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

(2)	Certain assets related to QTE leases were included in “Other non-current financial assets and derivatives” at December 31, 2005 and December 31, 2004.

19.2    Analysis of net financial debt by composition and maturity

The table below provides a breakdown of net financial debt by category and repayment schedule:

(in millions of euros)	Note	2007	2008	2009	2010	2011	2012 and beyond	Total due in more than one year	Total at December 31, 2006	Total at December 31, 2005	Total at December 31, 2004
Bonds (1)	21	3,417	4,827	3,816	2,858	3,972	15,356	30,829	34,246	37,510	39,089
Bank loans	22	2,110	1,562	1,095	689	250	124	3,720	5,830	7,894	5,564
Finance lease liabilities (2)		66	71	95	103	118	1,206	1,593	1,659	1,703	1,709
Derivatives (liabilities) (3)	23	36	361	522	4	765	179	1,831	1,867	1,654	2,056
Accrued interest payable (4)		1,240	-	-	-	-	-	-	1,240	1,396	1,172
Treasury bills		977	-	-	-	-	-	-	977	1,209	1,293
Bank overdrafts		197	-	-	-	-	-	-	197	166	346
Other financial liabilities (5)		1,254	-	1	-	7	82	90	1,344	1,693	4,216
Gross financial debt (a)		9,297	6,821	5,529	3,654	5,112	16,947	38,063	47,360	53,225	55,445
Derivatives (assets)	17 and 23	41	21	11	29	-	20	81	122	203	240
Cash collateral paid	17	-	-	-	-	-	459	459	459	639	1,129
Other financial assets	16 and 17	-	-	-	-	-	202	202	202	233	760
Financial assets at fair value	17 and 20	505	-	-	-	-	-	-	505	39	240
Cash and cash equivalents	20	3,970	-	-	-	-	-	-	3,970	4,097	3,153
Total (b)		4,516	21	11	29	-	681	742	5,258	5,211	5,522
Effective portion of cash flow hedges (6) (c)		(1)	(8)	-	-	(49)	(27)	(84)	(85)	(168)	(101)
Net financial debt (a) - (b) + (c)		4,780	6,792	5,518	3,625	5,063	16,239	37,237	42,017	47,846	49,822
(1)	By convention, the maturity date used for the perpetual bonds redeemable for France Telecom shares (TDIRAs) is their last maturity date (see Note 21).
(2)	Finance lease liabilities primarily include:
-

Liabilities associated with Orange UK’s in-substance defeasance operations, totalling 1,216 million euros at December 31, 2006 (1,214 million euros at December 31, 2005), for which the final settlement payments are due after 2017. At December 31, 2004, this liability was offset in the amount of 564 million euros by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease. These guarantee deposits were reimbursed in 2005 after a first demand guarantee was set up (see Notes 17 and 32).

-

Orange Switzerland’s liability related to QTE leases, amounting to 116 million euros at December 31, 2006 (146 million euros at December 31, 2005 and 127 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Notes 16 and 17).

-

France Telecom S.A.’s liability related to QTE leases, amounting to 73 million euros at December 31, 2006 (80 million euros at December 31, 2005 and 69 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 16).

(3)

At December 31, 2006, includes the change in value of the price guarantee given to the minority shareholders of FT España amounting to 516 million euros (258 million euros at December 31, 2005) (see Notes 4 and 10).

(4)

Excluding derivatives. This line includes accrued interest on perpetual bonds redeemable for shares (TDIRA) for an amount of 223 million euros (281 million euros at December 31, 2005). This accrued interest was posted under the caption “Other financial liabilities” at December 31, 2004 for an amount of 548 million euros.

(5)	This line item comprises :
-

gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,221 million euros at December 31, 2006, 1,210 million at December 31, 2005 and 1,460 million at December 31, 2004);

-

commitments to purchase minority interests (put options), amounting to 30 million euros at December 31, 2006 (73 million euros at December 31, 2005 and 547 million euros at December 2004). At December 31, 2005, these commitments related mainly to Amena for 49 million euros. At December 31, 2004, these commitments related mainly to Orange Slovensko for 500 million euros (see Note 32);

-

at December 31, 2005, the carryback liability corresponding to the contra-entry recorded in relation to the recognition in assets of the carryback receivable sold (1,508 million euros at December 31, 2004) (see Notes 11, 17, 31 and 32). This receivable did not qualify for recognition. It was reimbursed in 2006 (see Note 31).

(6)

The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.3    Covenants

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A.., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio. A fall in the US dollar leads to a decrease in the market value of these off-balance sheet hedging instruments and therefore an increase in the amount of cash collateral paid, and vice-versa. However, the amount of cash collateral fell in 2006 following the maturity of cross-currency swaps contracted to hedge the USD 2 billion bond issue redeemed on March 1, 2006. The cash collateral amounted to 459 million euros at December 31, 2006 (639 million euros at December 31, 2005 and 1,129 million euros at December 31, 2004), and is included under “Other non-current financial assets and derivatives” (see Notes 17 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

19.4    Analysis of net financial debt by currency

(equivalent value in millions of euros at the year-end closing rate)	EUR	USD	GBP	CHF	PLN	Other	Total
Analysis of net financial debt by currency of issue (1)	30,005	5,719	5,587	264	226	216	42,017
Nominal amount of currency derivatives	5,010	(5,689)	(391)	(6)	1,499	(423)	-
Analysis of net financial debt after taking account of derivatives	35,015	30	5,196	258	1,725	(207)	42,017
(1)	Including the market value of derivatives in local currency.

19.5    Analysis of net financial debt by entity

	Year ended
(equivalent value in millions of euros at the year-end closing rate)	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A.	35,502	40,471	45,126
TP Group	1,869	2,092	1,863
FT España	1,832	2,797	(21) (1)
Other (2)	2,814	2,486	2,854
Total	42,017	47,846	49,822

(1)	Excluding Amena, acquired in 2005 (see Note 4).
(2)

At December 31, 2006 including 1,180 million euros in net financial debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,170 million euros at December 31, 2005 and 1,419 million euros at December 31, 2004).

NOTE 20 - CASH AND CASH EQUIVALENTS AND FINANCIAL ASSETS AT FAIR VALUE

Cash and cash equivalents and financial assets at fair value included in net financial debt are as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Term deposits	232	518	662
Certificates of deposit	904	1,490	840
Treasury bills	-	56	339
Mutual funds (SICAV and FCP)	1,499	-	-
Other	59	106	125
Cash equivalents (a)	2,694	2,170	1,966
Banks (b)	1,276	1,927	1,187
Total cash and cash equivalents (a) + (b) = (c)	3,970	4,097	3,153
Financial assets at fair value(1) (d)	505	39	240
Total cash and cash equivalents and financial assets at fair value (c) + (d)	4,475	4,136	3,393
(1)	See Note 17.

NOTE 21 - BONDS

The table below provides an analysis of bonds by issuer:

		Year ended
(in millions of euros)	Note	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A. - bonds convertible, exchangeable or redeemable into shares	21.1	1,098	1,074	1,438
France Telecom S.A. - perpetual bonds redeemable for shares (TDIRAs)	21.2	3,386	3,835	3,994
France Telecom S.A. - other bonds	21.3.1	28,328	30,791	31,771
TP Group	21.3.2	1,370	1,748	1,822
Other issuers		64	62	64
Total bonds		34,246	37,510	39,089

The effective global interest rate on bonds before swaps breaks down as follows:

-	France Telecom S.A.: 6.50% at December 31, 2006 (6.55% at December 31, 2005);

-	TP Group: 6.75% at December 31, 2006 (6.80% at December 31, 2005).

21.1    France Telecom S.A. : bonds convertible, exchangeable or redeemable into shares

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components. At December 31, 2006, this breakdown is as follows:

-	a liability component of 1,098 million euros;

-	an equity component before deferred taxes of 97 million euros.

The liability component of bonds convertible, exchangeable or redeemable into shares can be analyzed as follows:

Bonds convertible, exchangeable or redeemable into shares
						Year ended
(in millions of euros)	Initial currency	Initial amount issued	Initial maturity	Nominal interest rate (%)	December 31, 2006	December 31, 2005	December 31, 2004
STM bonds exchangeable for shares (1)	EUR	442	2005	6.750	-	-	386
OCEANE bonds (2)	EUR	1,150	2009	1.600	1,098 (3)	1,074	1,052
Total bonds convertible, exchangeable or redeemable into shares					1,098	1,074	1,438
(1)	In 2005, see Note 4. These bonds with a face value of 20.92 euros were measured at their market value on December 31, 2004 (see Note 4).
(2)

Bonds with a face value of 2,581 euros convertible or exchangeable for new or existing France Telecom shares (OCEANE). These bonds are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of 25.73 euros per share (the initial rate of 100 France Telecom shares per bond was adjusted to take into account the September 2005 capital increase). These bonds are classified as hybrid instruments.

(3)

At December 31, 2006, the amortized cost impact on OCEANE bonds convertible and/or exchangeable into new or existing France Telecom shares was 45 million euros (versus 21 million euros at December 31, 2005 and a negative impact of 1 million euros at December 31, 2004).

21.2    France Telecom S.A. : perpetual bonds redeemable for shares (TDIRAs)

Under the settlement reached with German mobile phone services provider MobilCom Holding GmbH (“MobilCom”), in which it owned 28.3% of the capital, France Telecom entered into three agreements (Assignment and Subscription Agreements) on November 30, 2002 with various creditors that had granted loans or credit facilities to MobilCom, these being (i) members of the Senior Interim Facility banking syndicate; (ii) Ericsson Credit AB; and (iii) Nokia OYJ.

Pursuant to the Assignment and Subscription Agreements, the Combined Ordinary and Extraordinary Shareholders Meeting of February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRAs) reserved for members of the banking syndicate and MobilCom equipment suppliers.

On March 3, 2003, France Telecom issued 430,705 TDIRAs with a nominal value of 14,100 euros each, representing a total amount of 6,072,940,500 euros, of which 4,820,931,000 euros was reserved for the banking syndicate (the “Bank Tranche”) and 1,252,009,500 euros for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRAs are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price), based on a ratio of 384.1155 shares for one TDIRA with a nominal value of 14,100 euros for the “Bank Tranche” and 358.8350 shares for one TDIRA with a nominal value of 14,100 euros for the “Supplier Tranche”. This rate is adjusted to protect the rights of the holders according to applicable law. Consequently, the initial ratio of 300 shares for one TDIRA was adjusted in April 2003, May 2004, September 2005 and May 2006 to take account of new share issues and distributions of premiums and dividends made by France Telecom. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the Bank Tranche will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRAs were listed on Eurolist (international issuances) of Euronext Paris and were approved by the Commission des opérations de bourse on February 24, 2003 under visa no. 03-092.

Where no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRAs. The interest is recorded on an annual basis in the statement of income. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest payable” line.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because France Telecom’s respective debt ratings with Moody’s and Standard & Poor’s were upgraded to Baa1 and BBB+ and because France Telecom fulfilled the share price conditions as defined in the contract (the average, weighted according to the total share transaction volume, daily weighted average stock market price for 20 consecutive trading days exceeded 30/47ths of the redemption price in force, i.e. 24.77 euros for the “Bank Tranche” and 25.29 euros for the “Supplier Tranche»).

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for shares (TDIRAs) are broken down into liability and equity components. At December 31, 2006, this breakdown was as follows:

-	a liability component of 3,386 million euros;

-	an equity component before deferred taxes of 1,173 million euros.

The liability component of perpetual bonds redeemable for shares (TDIRAs) breaks down as follows:

	Year ended
(in millions of euros)	Number	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	347,918	3,835	3,994	4,031
Redemptions (1)	(45,746)	(513)	(190)	(100)
Impact of measuring bonds at amortized cost	-	64	31	63
Closing balance	302,172 (2)	3,386 (3)	3,835 (3)	3,994
Effective interest rate		8.32%	7.94%	8.59%
Interest expense		315	548 (4)	- (4)
(1)

In December 2006, TDIRAs were redeemed for a nominal amount of 645 million euros including 513 million euros in respect of the liability component. This redemption generated an expense of 90 million euros, which represents the difference between amortized cost and the liability/equity breakdown on the redemption date (see Note 10).

(2)	Including 215,150 TDIRAs for the “Bank Tranche” and 87,022 TDIRAs for the “Supplier Tranche”. In 2005 and 2006, TDIRAs were redeemed from bondholders in the “Bank Tranche”.
(3)	Including an amortized cost impact of 148 million euros at December 31, 2006 (107 million euros at December 31, 2005 and 81 million euros at December 31, 2004).
(4)

On January 3, 2005, France Telecom S.A. paid a total dividend of 548 million euros in respect of the financial year 2003, pursuant to a decision by its Annual Shareholders’ Meeting of April 9, 2004. This amount included 296 million euros in interest in respect of the financial year 2004, and 252 million euros in deferred interest for the financial year 2003. (The deferred interest payment results from a decision of France Telecom S.A.’s Annual Shareholders’ Meeting of May 27, 2003, not to pay dividends for 2002; consequently, France Telecom S.A. had decided to carry forward any interest due in respect of 2003).

21.3    Other bonds

Bonds are mainly issued by France Telecom S.A. and TP Group.

21.3.1    France Telecom S.A.

Other bonds				Outstanding at (in millions of euros)
Initial currency	Initial nominal amount (in millions of currency)	Maturity	Nominal interest rate %	December 31, 2006	December 31, 2005	December 31, 2004
Bonds maturing in 2005				-	-	4,400
Bonds maturing in 2006				-	2,814	2,613
FRF (3)	6,000	2007	5.750	909	914	919
EUR	1,000	2007	6.000	998	996	994
EUR	1,000	2007	3-month Euribor +0.250	999	999	998
EUR (2)	3,650	2008	6.750	3,321	3,316	3,311
FRF (3)	3,000	2008	5.400	457	456	456
FRF (3)	900	2008	4.600 until 03/13/02 then TEC10 (1) less 0.675	70	70	70
USD	500	2008	6.000	382	433	391
FRF (3)	1,500	2009	TEC10 (1) less 0.75	228	228	228
EUR	2,500	2009	7.000	2,489	2,486	2,483
FRF (3)	3,000	2010	5.700	456	455	455
EUR	1,400	2010	6.625	1,392	1,391	1,389
EUR	1,000	2010	3.000	995	993	-
USD (2)	3,500	2011	7.750	2,659	3,002	2,658
GBP (2)	600	2011	7.500	868	850	852
CAD (4)	250	2011	4.950	163	-	-
EUR	750	2012	4.625	745	744	743
CHF (4)	400	2012	2.750	245	-	-
GBP (4)	250	2012	5.500	366	-	-
EUR	3,500	2013	7.250	3,477	3,474	3,471
EUR	1,000	2015	3.625	988	987	-
CAD (4)	200	2016	5.500	130	-	-
GBP	500	2017	8.000	743	728	708
GBP	450	2020	7.250	659	646	627
GBP	350	2025	5.250	503	504	-
USD (2)	2,500	2031	8.500	1,868	2,085	1,806
EUR	1,500	2033	8.125	1,502	1,503	1,502
GBP	500	2034	5.625	716	717	697
Total other bonds issued by France Telecom S.A.				28,328	30,791	31,771
(1)	TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.
(2)	Bonds with coupons subject to revision if the Group’s debt rating changes.
(3)	These bonds, initially denominated in French francs, have been converted into euros.
(4)	Issued during 2006.

France Telecom S.A.’s bonds at December 31, 2006 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

21.3.2    TP Group

	Initial amount issued (in millions of currency)	Maturity	Nominal interest rate (%)	Outstanding at (in millions of euros)
Initial currency				December 31, 2006	December 31, 2005	December 31, 2004
Bonds maturing in 2005				-	-	71
Bonds maturing in 2006				-	473	494
EUR	475	2007	6.500	474	437	471
USD	800	2008	7.750	598	540	489
EUR	300	2011	4.625	298	298	297
Total bonds issued by TP Group				1,370	1,748	1,822

NOTE 22 - BANK BORROWINGS

22.1    Main borrowers

		Year ended
(in millions of euros)	Note	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A. (1)	22.2.1	3,160	4,345	4,305
FT España (2)	22.2.2	1,820	2,661	-
TP Group (3)		367	450	557
Tele Invest II (4)		-	-	349
Other (5) and (6)		483	438	353
Total bank borrowings		5,830	7,894	5,564
(1)	0.5 billion euros of Euro Medium Term Notes (EMTN) were issued during 2006 (1.5 billion euros in 2005 and 3.5 billion euros in 2004). No specific covenants are attached to these issues.
(2)	FT España’s bank borrowings reflect drawdowns on credit lines and are measured at fair value.
(3)	TP Group’s bank borrowings reflect drawdowns on credit lines.
(4)

On January 17, 2005, France Telecom acquired 3.57% of TP SA, previously held by Tele Invest II. The price paid by France Telecom enabled Tele Invest II to fully pay down its debt of 349 million euros (see Note 4).

(5)	At December 31, 2006, this item mainly relates to ECMS for an amount of 168 million euros (145 million euros at December 31, 2005 and 90 million euros at December 31, 2004).
(6)	This item includes 353 million euros in drawndown credit lines at December 31, 2006 (297 million euros at December 31, 2005 and 275 million euros at December 31, 2004).

The effective global interest rate on bank borrowings, before swaps, breaks down as follows:

-	France Telecom S.A.: 3.78% at December 31, 2006 (3.12% at December 31, 2005),

-	TP Group: 3.76% at December 31, 2006 (3.06% at December 2005),

-	FT España: 4.02% at December 31, 2006 (3.29% at December 31, 2005).

22.2    Credit lines

At December 31, 2006, France Telecom had the following principal bilateral and syndicated credit lines:

	Year ended December 31, 2006
	Initial currency	Euro-equivalent	Amounts drawn down (1)
		(in millions)	(in millions of euros)
France Telecom S.A. bank overdrafts	EUR	150	-
France Telecom S.A. syndicated credit lines	EUR	8,000	-
France Telecom S.A. bilateral credit line	EUR	125	125
FT España syndicated credit line	EUR	1,820	1,820
TP Group bilateral credit lines	EUR	265	265
	PLN	348	73
	USD	28	28
TP Group syndicated credit line	EUR	550	-
	PLN	653	-
Other bilateral credit lines		182	73
Other syndicated credit lines		298	280
Total		12,419	2,664
(1)	Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost. Drawdowns on these credit lines are included under “Bank borrowings” (see Note 22.1).

22.2.1    France Telecom S.A.

On June 20, 2005, France Telecom S.A. entered into an 8 billion euro syndicated credit line. It is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2006, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	6 years	4.25 basis points from 1 to 5 years 5 basis points beyond 5 years	14.5 basis points from 1 to 5 years 17 basis points beyond 5 years

France Telecom S.A. also set up an additional bilateral credit line of 125 million euros maturing on March 31, 2008. This facility bears interest at a rate indexed to Euribor and has been drawn down in full.

22.2.2    FT España

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Margin
1.82 billion	3.5 years	20 to 60 basis points (1)
(1)

The applicable interest rate linked to Euribor plus a margin of between 20 basis points and 60 basis points, determined by FT España’s net bank debt/EBITDA ratio (net bank debt and EBITDA as defined in the contracts with financial institutions).

At December 31, 2006, this facility was drawn down in the amount of 1,820 million euros (2,659 million euros at December 31, 2005).

22.2.3    TP Group

The terms and conditions of TP Group’s main credit lines are as follows:

Initial currency	Initial amount (in millions of currency)	Euro-equivalent (in millions)	Maturity	Fee on undrawn amounts	Benchmark rate	Margin
PLN	2,500	653	4 years	5.4 basis points	Wibor	18 basis points
EUR	550	550	7 years	8.25 basis points	3-month Euribor	22 to 37 basis points (1)
(1)	The margin depends on TP Group’s rating.

These credit lines are not subject to any specific covenants in respect of compliance with financial ratios.

NOTE 23 - DERIVATIVES

The table below provides details of the fair value of France Telecom Group’s derivatives:

(in millions of euros)	2007	2008	2009	2010	2011	2012 and beyond	Total due in more than one year	Total at December 31, 2006	Total at December 31, 2005	Total at December 31, 2004
Derivative instruments (assets)
Cash flow hedges	3	-	-	-	-	7	7	10	84	27
Fair value hedges	-	15	8	-	-	6	30	30	31	62
Trading derivatives (1)	38	6	3	30	-	6	44	82	88	151
Total derivative instruments (assets) (a)	41	21	11	30	-	19	81	122	203	240
Derivative instruments (liabilities)
Cash flow hedges	3	17	-	-	197	127	341	344	150	252
Fair value hedges	30	241	2	4	478	-	725	755	513	1,232
Trading derivatives (2)	3	103	520	-	90	52	765	768	991	572
Total derivative instruments (liabilities) (b)	36	361	522	4	765	179	1,831	1,867	1,654	2,056
(1)	Including equity derivatives: 1 million euros at December 31, 2006 (3 million euros at December 31, 2005, and 18 million euros at December 31, 2004).
(2)	Includes value of the price guarantee given to the minority shareholders of FT España for 516 million euros (see Note 4).

The Group has set up cash flow hedges covering a nominal amount equivalent to 4.2 billion euros. These hedges mainly relate to the following bond issues and bank loans:

-	in US dollars, maturing in 2011 and 2031: notional amounts hedged 1.6 billion US dollars and 2.4 billion US dollars respectively;

-	in Canadian dollars, maturing in 2011 and 2016: notional amount hedged 0.5 billion Canadian dollars;

-	in euros, maturing in 2007: notional amount hedged 0.5 billion euros.

The main fair value hedges relate principally to the following borrowings, covering a nominal amount equivalent to 2.1 billion euros:

-	two issues in dollars, maturing 2008: notional amount hedged 0.8 billion US dollars and 0.5 billion US dollars;

-	an issue in dollars, maturing 2011: notional amount hedged 1.5 billion US dollars (see Note 21.3).

NOTE 24 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

24.1    Interest rate risk management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

24.1.1    Management of fixed-rate/variable-rate debt

The fixed-rate portion of the Group’s financial debt after swaps rose from 69.9% at December 31, 2005 to 82.7% at December 31, 2006.

This was mostly attributable to France Telecom S.A., whose fixed-rate portion rose from 71.9% to 88.4%, an increase of 5.7 billion euros mainly due to:

-	triggering of 4.1 billion euros of 3-month Euribor caps with a strike rate of 3.5%, fixing the interest rate at that level,

-	purchase of German (Bund) interest rate futures designed to protect a future issue against a rise in interest rates, fixing the debt for an amount of 0.6 billion euros,

24.1.2    Analysis of the Group’s sensitivity to changes in interest rates

•	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-

derivatives that do not qualify for hedge accounting increase the portion of fixed-rate net debt by around 15%. A 1% rise in interest rates on this portfolio would lead to a decrease of 127 million euros in financial expense;

-

the variable-rate portion of net financial debt after derivatives designated as hedges (excluding derivatives qualifying as trading) represents 34%. A sudden 1% rise in interest rates would lead to an increase of approximately 138 million euros in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately 11 million euros in financial expense.

•	Sensitivity of net financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.6 billion euros, which represents 3.6% of the market value of net financial debt.

24.2    Foreign currency risk management

•	Currency risk at balance sheet level

Due to its international presence, France Telecom Group’s balance sheet is exposed to exchange rate changes. A rise in the euro affects the translation of subsidiaries’ foreign currency assets in the consolidated balance sheet. The main currencies concerned are the pound sterling and the Polish zloty.

Material foreign currency assets are hedged by debt in the same currency.

•	Currency risk at operating income level

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited.

France Telecom set up euro-zloty hedges in 2006 to reduce the currency risk related to the translation of TP Group’s operating cash flows.

At December 31, 2006, net foreign exchange gains in relation to business operations amounted to 4 million euros (14 million euros at December 31, 2005 and 20 million euros at December 31, 2004).

•	Currency risk at finance cost level

The Group’s subsidiaries finance themselves in their functional currency wherever possible.

France Telecom S.A. generally hedges its foreign currency issuance with derivatives or with assets in the same currency.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom S.A. and TP Group). It also shows the sensitivity of these entities to a 10% change in the exchange rates of the currencies to which they are exposed.

	Currency
(in millions of currency)	USD	GBP	CHF	DKK	PLN	EUR	Total Euro- equivalent	10% exchange rate fluctuation
France Telecom S.A..	(149)	(85)	8	(26)	(370)	-	(335)	(19)
TP Group	18	-	-	-	-	(241)	(227)	(19)
Total (currency)	(131)	(85)	8	(26)	(370)	(241)
Total (euros)	(99)	(127)	5	(3)	(97)	(241)	(562)	(38)

The scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom S.A. and TP Group, i.e. a 10% decrease in the value of the euro against the US dollar, pound sterling and Danish krone, as well as a 10% increase in the euro against the zloty and Swiss franc, would lead to a foreign exchange loss of (38) million euros.

24.3    Liquidity risk management

The Group optimizes its liquidity management through:

•	Diversifying its sources of financing:

-	issuance in the short-term securities markets under the treasury bill program and the US commercial paper program.

-

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program. In 2006, France Telecom made issues in Swiss francs, yen, pounds sterling, euros and Canadian dollars to diversify its investor base.

-	France Telecom has a undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

•	Smoothing debt maturities: debt maturities are spread consistently over the next few years (see breakdown of net financial debt by maturity in Note 19.2).

•	Liquidity of investments:

France Telecom holds term deposits, mutual funds and negotiable debt securities with first-class financial institutions.

Its investments are therefore broadly very liquid and present limited counterparty risk.

The France Telecom Group works on the basis that it must be able to meet its loan repayments in the next twelve months without recourse to additional financing.

France Telecom’s liquidity position is as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line	8,000	8,000	-
Available drawdowns on the syndicated credit line entered into in 2004 (1)	-	-	10,000
Authorized overdrafts	150	150	150
France Telecom S.A. credit facilities (a)	8,150	8,150	10,150
Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	1,605	768	719
Cash and cash equivalents (See Note 21) (c)	3,970	4,097	3,153
Financial assets at fair value (see Note 17) (d)	505	39	240
Bank overdrafts (e)	(197)	(166)	(346)
Liquidity position (a) + (b) + (c) + (d) + (e)	14,033	12,888	13,916
(1)	This syndicated credit line was entered into on June 22, 2004, and was cancelled on June 20, 2005 following the establishment of a new 8 billion euro syndicated credit facility (see Note 22.2).

France Telecom’s debt ratings

At December 31, 2006, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.7 billion euros of the outstanding balance at December 31, 2006) is subject to step-up clauses, which are triggered if the ratings assigned to France Telecom by Moody’s and Standard and Poor’s change. As France Telecom’s ratings did not change during 2006, the step-up clauses were not triggered. This amount does not include the TDIRAs in the step-up clauses described in Note 21.

24.4    Management of covenants

•	Commitments with regard to financial ratios

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

-	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 6.00 (EBITDA and net financial expense as defined in the contracts);

-	a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

The financial ratios to be respected in connection with receivables securitization programs are as follows:

-

for Orange France, an interest cover ratio (EBITDA to net financial expense) greater than 4.50 and a net financial debt to EBITDA ratio less than 3.00 (net financial debt and EBITDA as defined in the contracts).

-

for Orange SA, an interest cover ratio (EBITDA to net financial expense) greater than 3.00 and a net financial debt to EBITDA ratio less than 6.00 (net financial debt and EBITDA as defined in the contracts).

If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

At December 31, 2006, the ratios calculated met the conditions required.

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

•	Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including, in particular, the 8 billion euro syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

24.5    Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, investments and derivative financial instruments.

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

24.6    Market risk on shares

At December 31, 2006, France Telecom S.A. held no treasury shares and had no options to purchase its own shares.

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

The market value of long-term and short-term debt was determined using:

-	the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

-	the quoted market value for convertible, exchangeable and indexed bonds.

	Year ended
(in millions of euros)	December 31, 2006		December 31, 2005		December 31, 2004
	Book value	Estimated fair value	Book value	Estimated fair value	Book value	Estimated fair value
Long-term financial debt (1)	38,063	40,503	42,636	47,105	50,236	55,790
Bank overdrafts and short-term borrowings, excluding accrued interest (1)	8,057	8,069	9,193	9,305	4,037	4,027
Accrued interest on financial debt	1,240	1,240	1,396	1,396	1,172	1,172
Total	47,360	49,812	53,225	57,806	55,445	60,989
(1)	Fair values are presented net of accrued interest (except as regards derivatives).

NOTE 26 - EMPLOYEE BENEFITS

26.1    Key figures

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Pensions and other post-employment benefits	581	744	707
Other employer-related payables and payroll taxes due (1)	1,559	1,698	1,903
Total employee benefit obligations	2,140	2,442	2,610
- o/w non-current	534	679	628
- o/w current	1,606	1,763	1,982
(1)	Mainly comprises provisions for paid leave and payroll taxes payable.

26.2    Pensions and other long-term employee benefit obligations

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.3.14).

Post-employment benefits include:

-	benefits other than pensions;

-	retirement bonuses;

-

other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

The expense recognized in connection with the defined contribution plans totaled 1,266 million euros at December 31, 2006 (1,288 million euros at December 31, 2005 and 1,237 million euros at December 31, 2004), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom’s personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing over 73% of France Telecom’s liability) are as follows:

-	a long-term discount rate of 4.5% to 4.75%, and a medium-term discount rate of 4% to 4.25%;

-	long-term inflation rate of 2%;

-	average expected long-term increase in salaries of 2% to 2.7%;

-	expected return on plan assets of 4%.

The table below provides details on the movements in value of these commitments:

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans (1)	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Benefit obligations at the beginning of the year	353	294	216	251	1,114	1,018	937
Service cost	22	17	6	21	66	62	42
Interest cost	15	11	7	4	37	35	39
Employee contributions	5	-	-	-	5	6	6
Amendments	-	-	-	-	=	(27)	(5)
Curtailments/settlements	-	(5)	(160)	(7)	(172)	(8)	(50)
Actuarial losses/(gains)	24	(20)	15	(2)	17	50	87
Benefits paid	(20)	(23)	(13)	(29)	(85)	(71)	(49)
Changes in the scope of consolidation	(1)	10	-	-	9	-	-
Acquisitions/disposals	-	(35)	-	(5)	(40)	30	-
Other (exchange differences)	(1)	(6)	-	(1)	(8)	19	11
Benefit obligations at the end of the year (A)	397	243	71	232	943	1,114	1,018
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	394	-	-	-	394	383	326
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	3	243	71	232	549	731	692
(1)

The provisions of the law on social security funding concerning the abolition of the employer’s right to make employees retire before the age of 65 were validated by the Constitutional Council (Conseil constitutionnel) on December 14, 2006. These new measures will be taken into account when measuring the obligation for 2007. However, based on the 2006 assumptions, the total value of the obligation at end-2006 relating to capital-based plans would be increased by approximately 11 million euros.

Changes in plan assets break down as follows :

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Fair value of plan assets at the beginning of the year	203	1	-	-	204	166	148
Actuarial return on plan assets	30	-	-	-	30	15	12
Employer contributions	31	-	-	-	31	42	24
Employee contributions	5	-	-	-	5	6	6
Curtailments/settlements	-	-	-	-	-	-	(1)
Benefits paid	(19)	-	-	-	(19)	(29)	(17)
Changes in the scope of consolidation	-	-	-	-	-	-	(4)
Acquisitions/disposals	-	(2)	-	-	(2)	-	-
Other (exchange differences)	(4)	1	-	-	(3)	4	(2)
Fair value of plan assets at the end of the year (B)	246	-	-	-	246	204	166

France Telecom estimates its contributions under defined benefit plans at 24 million euros for 2007.

The following table provides a breakdown of plan assets:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Plan assets
Equities	45.7%	61.9%	65.9%
Debt securities	37.6%	29.4%	23.7%
Real estate	4.3%	1.6%	0.1%
Other	12.4%	7.1%	10.3%
Total	100.0%	100.0%	100.0%

The expected long-term return on plan assets has been determined on a plan-by-plan basis taking account of the expected return on each asset category in the portfolio. The expected return on each asset category is estimated on the basis of an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The corresponding provisions at end-2006 are as follows:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Net funded status (A) - (B)	151	243	71	232	697	910	853
Unrecognized actuarial gains/losses	(57)	(11)	(13)	-	(81)	(131)	(97)
Unrecognized prior service cost	-	(32)	(3)	-	(35)	(35)	(49)
Asset ceiling adjustment	-	-	-	-	-	-	-
Provisions	94	200	55	232	581	744	707
- o/w provisions: current	-	12	6	23	41	65	79
- o/w provisions: non-current	94	188	49	209	540	679	628

The following table provides a breakdown of the periodic pension cost:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Service cost	21	17	6	21	65	62	42
Interest cost	15	11	7	3	36	35	40
Expected return on plan assets	(13)	-	-	-	(13)	(10)	(10)
Actuarial (gains)/losses	4	-	-	(2)	2	12	1
Amortization of unrecognized prior service cost	-	6	-	-	6	(12)	5
Impact of curtailments/settlements	-	(4)	(130)(1)	(6)	(140)	(6)	(51)
Other adjustments	-	2	-	-	2	-	-
Net periodic pension cost	27	32	(117)	16	(42)	81	27
(1)	Including a provision reversal of 129 million euros in connection with the extinction of obligations for social welfare and cultural benefits (see Note 6).

Changes in provisions can be broken down as follows:

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Provision at the beginning of the year	99	210	184	251	744	707	723
Net periodic pension cost	27	32	(117)	16	(42)	81	27
Employer contributions	(32)	-	-	-	(32)	(25)	(24)
Benefits directly paid by the employer	-	(22)	(12)	(29)	(63)	(58)	(33)
Changes in the scope of consolidation	-	7	-	-	7	-	-
Acquisitions/disposals	-	(21)	-	(5)	(26)	30	-
Other	-	(6)	-	(1)	(7)	9	14
Provision at the end of the year	94	200	55	232	581	744	707

NOTE 27 - SHARE-BASED COMPENSATION

27.1    Stock option plans

France Telecom S.A. set up a stock option plan for its executive directors and employees during 2005. An additional tranche of the 2005 plan was granted in 2006 following consolidation of the Amena group and the resulting increase in the number of beneficiaries.

Orange SA and Wanadoo SA had granted their executive directors and employees options to purchase shares prior to 2005. The last of these plans vested in full during 2006.

27.1.1    France Telecom

The successive tranches of the France Telecom S.A. plan were set up on October 26, 2005 (October 27 in the UK) and April 21, 2006 with an exercise price of 23.46 euros.

If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The options vest in full after a three-year period.

27.1.2    France Telecom (formerly Wanadoo)

In connection with the purchase of the minority shares in Wanadoo, France Telecom undertook to guarantee the liquidity of the shares issued following the exercise of Wanadoo stock options. This commitment resulted in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom S.A. in September 2004, at a ratio of 7 France Telecom S.A. shares for 18 Wanadoo SA shares, subject to adjustments that may be made further to subsequent financial transactions.

Wanadoo’s 2000, 2001, 2002 and 2003 stock option plans can be broken down into two categories: plans for French employees, representing a total of 30,630,000 options granted, and those for UK employees (Wanadoo UK - formerly Freeserve), representing 8,475,327 options granted. All these plans have 10-year terms and are equity-settled, although they were temporarily cash-settleable from March 9, 2004 through September 1, 2004.

For French employees, the stock options vested in full after 3 years (or five years for the 2000 plan). In addition, the exercise of the options granted under the 2000 and 2001 plans is subject to a number of performance conditions relating to the underlying shares and operating results. Stock options granted under the UK plans vested progressively over a period of approximately 3 years (50% after 2 years, and 50% after 3 years).

During 2006, the last of the plans granted by Wanadoo SA became exercisable.

27.1.3    Orange

The Orange stock option plans were originally accounted for as equity-settled. From May 2004, France Telecom S.A. elected to redeem them for cash, and consequently the plans were accounted for as cash-settled. However, since September 2005, and due to the issuance of the options liquidity instruments facilitating the delivery of new or existing France Telecom S.A. shares and the current decision to deliver new shares, Orange stock option plans have again been accounted for as plans entitling the holder to subscribe to new shares (equity-settled).

Description of Orange stock option plans at the grant date

Orange stock option plans can be broken down into four categories: International, France, USA and Sharesave.

The “International” plans (2001, 2002 and 2003) represent a total of 85,693,210 options with terms of 10 years, except for Switzerland where the term is 12 years. The vesting period for most of these plans is 3 years, with options either vesting progressively at a rate of one-third per year over the three-year period, of fully at the end of the vesting period. Certain options have two-year vesting periods, and others have individually defined vesting periods.

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

The “Sharesave” plans, which concern the United Kingdom and the Netherlands, have an exercise period of 6 months from the vesting date. The exercise price for the UK plans is denominated in pounds sterling. The 4,037,379 options granted under the UK SAVE - 5 year (2001) plan vest after approximately 5 years. The 5,839,507 options granted under the UK SAVE - 3 year (2001, 2002 and 2003) plans, and the 232,186 options granted under the Netherlands SAVE - 3 year plans, vest after approximately 3 years.

The Group’s consolidated subsidiaries Mobistar and ECMS (Mobinil) have also set up the following respective stock option plans:

-	Mobistar: 849,883 stock subscription options granted in 2000, which have been fully vested since July 2005.

-	ECMS: 493,750 stock options granted in 2003 with terms of seven years, and that vest after 3 years. All these options were cancelled in 2006.

27.1.4    Movements in stock option plans during the year

Details of the stock option plans granted to France Telecom Group employees can be summarized as follows for the 2006, 2005 and 2004 financial years:

France Telecom stock option plan	Year ended
	December 31, 2006		December 31, 2005
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	14,516,445	23.46	-	-
Granted	536,930	23.46	14,516,445	23.46
Exercised	-	-	-	-
Cancelled, lapsed	(501,470)	-	-	-
Options outstanding at the end of the year	14,551,905	23.46	14,516,445	23.46

France Telecom stock option plan (former Wanadoo plan)	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	8,431,102	20.55	10,285,794	19.71	32,326,955	7.41
Granted	-	-	-	-	-	-
Converted into France Telecom options (7/18ths)	-	-	-	-	12,554,718	19.06
Additional options based on the purchase ratio	-	-	31,161	20.49	-	-
Exercised	(1,333,712)	14.20	(1,630,683)	14.93	(1,825,516)	15.41
Cancelled, lapsed	(199,686)	19.45	(255,170)	20.04	(443,408)	18.96
Expired	(17,107)	16.47	-	-	-	-
Options outstanding at the end of the year	6,880,597	21.82	8,431,102	20.55	10,285,794	19.71

Orange stock option plans	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	75,763,520	8.80	98,938,143	8.77	115,054,616	8.72
Granted	-	-	-	-	-	-
Exercised	(5,114,738)	6.59	(19,745,686)	8.67	(8,546,003)	7.76
Cancelled, lapsed	(12,708,266)	9.76	(3,428,937)	8.60	(7,570,470)	9.05
Options outstanding at the end of the year	57,940,516	8.80	75,763,520	8.80	98,938,143	8.77

Mobistar stock option plan	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	18,097	34.15	255,826	34.15	778,770	34.15
Granted	-	-	-	-	-	-
Exercised	(16,266)	34.15	(237,866)	34.15	(517,520)	34.15
Cancelled, lapsed	-	-	137	34.15	(5,424)	34.15
Options outstanding at the end of the year	1,831	34.15	18,097	34.15	255,826	34.15

ECMS (Mobinil) stock option plan	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	493,750	5.35	493,750	6.10	493,750	6.10
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Cancelled, lapsed	(493,750)	5.35	-	-	-	-
Options outstanding at the end of the year	-	-	493,750	5.35	493,750	6.10

Options outstanding at the end of the year:

	Year ended December 31, 2006
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom stock option plan	14,551,905	106	23.46 - 23.48	0
France Telecom stock option plans (formerly Wanadoo)	6,880,597	61	13.84 - 48.70	6,880,597
Orange stock option plans	57,940,516	43	4.72 - 10.00	50,223,541
Mobistar stock option plan	1,831	18	34.15	1,831
ECMS (Mobinil) stock option plan	-	-	-	-

	Year ended December 31, 2005
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom stock option plan	14,516,445	118	23.46 - 23.48	-
France Telecom stock option plans (formerly Wanadoo)	8,431,102	74	13.84 - 48.70	6,483,843
Orange stock option plans	75,763,520	68	4.48 - 10.00	54,506,222
Mobistar stock option plan	18,097	30	34.15	18,097
ECMS (Mobinil) stock option plan	493,750	59	5.35	0

	Year ended December 31, 2004
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
Orange stock option plans	98,938,143	79	4.48 - 10.00	42,967,615
France Telecom stock option plans (formerly Wanadoo)	10,285,794	85	13.89 - 48.86	3,532,307
Mobistar stock option plan	255,826	41	34.15	66,465
ECMS (Mobinil) stock option plan	493,750	71	6.10	0
Equant stock option plans	7,792,907	-	3.28 - 30.00	3,483,831

27.1.5    Fair value of options granted and options remeasured during the year

France Telecom has measured the fair value of goods or services received from employees during the year based on the fair value of the equity instruments granted. France Telecom issued a second tranche of its existing 2005 plan during 2006. No other equity instruments were granted during the year.

All the fair values of the stock options granted in 2006 were calculated using a binomial model which reflects the expected behavior of grantees and also assumes that all the options will be exercised once the value of the underlying shares reaches twice the exercise price.

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

France Telecom does not base its valuations solely on past experience but also analyzes whether such experience represents a reasonable indicator of future expectations.

The weighted average fair value of options granted during the year is 1.50 euros.

The assumptions used to measure fair value are as follows:

Key assumptions	France Telecom S.A. plans
Price of underlying at the grant date	18.00 euros
Exercise price	23.46 euros
Expected volatility	22%
Option term (contractual or expected)	9.88 years
Turnover rate (annual)	1.50%
Expected dividend payout rate	6.00%
Risk-free yield	3.75%

	December 31, 2006		December 31, 2005		December 31, 2004
(in millions of euros)	Expense for the year	Liability recognized	Expense for the year	Liability recognized	Expense for the year		Liability recognized
Cash-settled plans
Orange stock option plans	-	-	-	-	94	(1)	285
Equity-settled plans
Orange stock option plans	7	-	32	-	-		-
Mobistar stock option plan	-	-	-	-	4		-
Former Wanadoo stock option plans	3	-	6	-	17		-
France Telecom stock option plan	19	-	3	-	-		-
Other stock option plans (2)	1	-	11	-	11		-
Total	30	-	52		126		285
(1)

The 94 million euro expense for the year represents 67 million euros in amortization of the fair value of options at the grant date, and an additional 27 million euros subsequent to the year-end remeasurement at fair value.

(2)	Includes Equant in 2004 and 2005.

27.2    Employee share offers

For the following operations, the Group measured the benefits granted to current and former employees at their fair value at the grant date, assuming a risk-free yield of approximately 2.2% at December 31, 2005 and 2.7% at December 31, 2004.

27.2.1    Offer by the French State in 2005

Following the June 2005 sale by the French State of 152.2 million of its France Telecom shares, representing 6.2% of the capital of France Telecom, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of France Telecom Group. The share offer related to 16.9 million shares, representing 0.68% (undiluted) of the total number of shares making up the share capital of France Telecom S.A. at June 30, 2005.

The shares were offered at a unit price of 19.79 euros, which represents a discount of 4.10 euros to the cash price of the shares on the date of grant (23.89 euros).

The date of grant is deemed to be September 8, 2005. The subscription period ran from September 15 through September 27, 2005, at the end of which 16.7 million shares had been purchased. The shares were delivered and paid for on November 7, 2005.

The expense recognized in 2005 in respect of this operation amounted to 106 million euros.

The risk-free interest rate on the date of grant used in the valuation model is 2.19%. The interest rate used to calculate the carrying cost of purchasing the shares for cash is 2.90%. The notional cost related to the non-transferability of the shares purchased therefore amounts to 0.35 euros, or 1.50% of the cash price of the shares on the date of grant.

27.2.2    State’s share offers in 2004

In the 2004 income statement, the effect is an additional charge of 248 million euros in respect of the State’s share offer.

Following the September 2004 sale by the French State of 267.7 million of its France Telecom shares, representing 10.85% of France Telecom’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The shares were offered at a unit price of 15.24 euros, representing a discount of 4.16 euros to the cash price of the shares on the date of grant (19.40 euros).

The date of grant is deemed to be September 3, 2004. The subscription period ran from December 1 through December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

The risk-free interest rate on the date of grant used in the valuation model is 2.72%. The interest rate used to calculate the carrying cost of purchasing the shares for cash is 3.00%. The notional cost related to the non-transferability of the shares purchased therefore amounts to 0.11 euros, or 0.60% of the cash price of the shares on the date of grant.

NOTE 28 - PROVISIONS

28.1    Provisions breakdown

(in millions of euros)	Notes	December 31, 2005	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifi- cations and translation adjustments	December 31, 2006
Early retirement plan	28.2 and 32	2,910	279	(953)	-	73	-	2,309
Other employment termination benefits	28.2	16	15	(12)	-	-	1	20
Restructuring provisions	28.3	260	163	(121)	(25)	1	(25)	253
Provisions for claims and litigation	33	301	118	(29)	(28)		13	375
Provisions for dismantling and restoring sites	28.4	465	0	(15)	(1)	15	19	484
Other provisions		540	196	(66)	(83)	-	(5)	582
Total provisions		4,492	771 (1)	(1,196)	(137) (2)	89	4	4,023
- o/w non-current		2,645	429	(1,021)	(65)	89	129	2,206
- o/w current		1,847	342	(175)	(72)	0	(125)	1,817
(1)	Including a negative impact operating income and consolidated net income after tax of 735 million euros and 771 million euros respectively.
(2)	Including a positive impact operating income and consolidated net income after tax of 87 million euros and 137 million euros respectively.

28.2    Provisions for employment termination benefits

Provisions for employment termination benefits (see Note 2.3.14) consist of:

-	early retirement plans in France for civil servants and employees under contract;

-	other termination benefits.

The assumptions used are as follows:

-	short-term discount rate: 3.75%

-	inflation rate: 2%

-	average rate of salary increase: 2%

-	success rate of the early retirement plan: As 2006 was the last year of eligibility for the plan, the actual departures have been measured at December 31, 2006.

The table below provides details of movements in the value of these commitments:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plans	Other employment termination benefits	December 31, 2006	December 31, 2005	December 31, 2004
Benefit obligations at the beginning of the year	2,910	16	2,926	3,534	4,176
Service cost	-	-	-	-	-
Interest cost	73		73	97	149
Employee contributions	-	-	-	-	-
Amendments	-	-	-	-	-
Curtailments/settlements	-	-	-	-	-
Actuarial losses/(gains)	279	15	294	187	9
Benefits paid	(953)	(12)	(965)	(892)	(800)
Changes in the scope of consolidation	-	-	-	-	-
Acquisitions/disposals	-	-	-	-	-
Other (exchange differences)		1	1	-	-
Benefit obligation at the end of the year (A)	2,309	20	2,329	2,926	3,534
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-	-
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	2,309	20	2,329	2,926	3,534
Provisions at the end of the year	2,309	20	2,329	2,926	3,534
- o/w provisions: current	895	16	911	1,025	902
- o/w provisions: non-current	1,414	4	1,418	1,901	2,632

There are no plan assets associated with termination benefits.

Net periodic pension cost is summarized in the table below:

	Termination benefits		Year ended
(in millions of euros)	Early retirement	Other employment termination benefits	December 31, 2006	December 31, 2005	December 31, 2004
Service cost	-	-	-	-	-
Interest cost	73	-	73	97	149
Expected return on plan assets	-	-	-	-	-
Actuarial (gains)/losses	279	15	294	187	9
Amortization of unrecognized prior service cost	-	-	-	-	-
Impact of curtailments/settlements	-	-	-	-	-
Asset ceiling adjustment	-	-	-	-	-
Net periodic cost	352	15	367	284	158

28.3    Restructuring provisions

(in millions of euros)	December 31, 2005	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2006
Employee termination benefits	-	16	(6)	-	-	-	10
Site reorganization costs	46	3	(17)	(10)	1	(13)	10
Other	4	-	-	-	-	-	4
Sub-total PSC (1)	50	19	(23)	(10)	1	(13)	24
Employee termination benefits	10	-	(5)	-	-	-	5
Site reorganization costs	39	12	(14)	-	-	(3)	34
Sub-total Equant (2)	49	12	(19)	-	-	(3)	39
Employee termination benefits	6	81	(4)	(8)	-	1	76
Sub-total TP SA (3)	6	81	(4)	(8)	-	1	76
Employee termination benefits	22	10	(12)	-	-	-	20
Site reorganization costs	29	14	(12)	(6)	-	-	25
Other	63	13	(22)	-	-	-	54
Sub-total France Telecom S.A. (4)	114	37	(46)	(6)	-	-	99
Other	30	3	(23)	-	-	(6)	4
Sub-total FT España (5)	30	3	(23)	-	-	(6)	4
Other entities	11	11	(5)	(2)	-	(4)	11
Total	260	163	(121)	(25)	1	(25)	253
(1)	At December 31, 2006, these provisions relate mainly to planned employee termination costs in the UK (1,800 to 2,000 employees).
(2)	At December 31, 2006, this item mainly concerned costs related to leased property that had become vacant
(3)

At December 31, 2006, this item mainly comprises planned employee termination costs relating to TP SA from 2007 to 2009 in accordance with the restructuring plan (approximately 5,700 people including 6% managers).

(4)	At December 31, 2006, this item mainly corresponds to:
-	departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32);
-	costs related to leased property that has become vacant;
-	contributions to the Works Committee in respect of early retirement plans.
(5)	At December 31, 2006, this item mainly comprises a provision reversal related to the renegotiation of the network user contract.

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

At December 31, 2006, the provision booked for dismantling and restoring sites mainly covered costs relating to:

-	restoring mobile telephony antennae sites: 229 million euros (226 million euros at December 31, 2005 and 137 million euros at December 31, 2004);

-	dismantling telephone poles: 119 million euros (165 million euros at December 31, 2005 and 140 million euros at December 31, 2004);

-	management of waste electrical and electronic equipment: 60 million euros;

-	dismantling public telephones: 54 million euros (59 million euros at December 31, 2005 and 40 million euros at December 31, 2004).

NOTE 29 - OTHER LIABILITIES AND DEFERRED INCOME

29.1    Other non-current liabilities

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Cable network access fees	653	705	531
Licenses (1)	472	256	203
Deferred gains and losses on securities (2)	232	126	383
Other	137	144	222
Total	1,494	1,231	1,339
(1)

At December 31, 2006, this item mainly comprises the deferred payment on the Orange France GSM license for an amount of 237 million euros and on TP Group’s UMTS license for an amount of 199 million euros.

(2)

At December 31, 2006, this item mainly comprises the deferred gain following the merger of FT España, FTOT and Amena (see Note 4) for an amount of 129 million euros and the deferred gain on shares in Tower Participations SAS for an amount of 53 million euros (see Notes 32 and 35). At December 31, 2004, this amount mainly included 308 million euros of deferred gains on shares in Tower Participations SAS, recognized in 2005 (see Notes 4, 8 and 15).

29.2    Other current liabilities

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
VAT payable	1,061	1,099	1,097
Taxes other than on income (1)	389	391	320
Employee share offers (2)	89	156	448
Submarine cable management consortium (3)	87	117	89
Cable network access fees	52	52	35
Other	432	377	699
Total	2,110	2,192	2,688
(1)	Including business and training taxes.
(2)	This item corresponds to the amount payable by France Telecom S.A. to the French State in connection with share offers reserved for current and former employees (see Notes 18 and 27).
(3)	This line relates to amounts payable to other operators in a submarine cable management consortium managed by France Telecom on behalf of other operators (see Note 18).

29.3    Deferred income

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Prepaid telephone cards	631	687	564
Service access fees	1,041	1,100	1,102
Advertising revenue from telephone directories	- (1)	585	524
Deferred revenue	1,444	1,340	1,380
Other	61	43	-
Total	3,177	3,755	3,570
(1)	Nil, following the sale of PagesJaunes.

NOTE 30 - EQUITY

At December 31, 2006, the share capital of France Telecom S.A. amounted to 10,426,692,520 euros, comprising 2,606,673,130 ordinary shares with a par value of 4 euros each. For the year ended December 31, 2006, the weighted average number of ordinary shares outstanding amounted to 2,604,227,117, and the weighted average number of ordinary and dilutive shares amounted to 2,651,738,921.

At December 31, 2006, the French State owned directly, and indirectly through ERAP, 32.41% of France Telecom S.A.’s share capital.

30.1    Changes in share capital

During 2006

•

The Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 21, 2006 renewed the : authorization to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The maximum amount of share issues that may be carried out under this authorization is 200,000,000 euros, excluding any adjustments that may be made in accordance with the law and with the applicable contractual stipulations to protect the interests of those people who have signed liquidity contracts.

•

authorization to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange S.A. share subscription options who have signed a liquidity contract with France Telecom. The maximum amount of share issues that may be carried out under this authorization is 10,000,000 euros, excluding any adjustments that may be made in accordance with the law and with the applicable contractual stipulations to protect the interests of holders of options liquidity instruments.

The maximum amount of share issues that may be carried out in the immediate or long-term under these authorizations will be deducted from the ceiling set under the thirty-third resolution passed by the combined ordinary and extraordinary shareholders’ meeting of April 22, 2005, i.e. 8 billion euros.

Furthermore, the same meeting authorized the Board of Directors to make new share issues reserved for members of a France Telecom employee share ownership plan, valid for a term of 26 months. The maximum amount of share issues that may be carried out in the immediate or long-term under this authorization is 1 billion euros.

In 2006, France Telecom S.A. issued 3,613,333 new shares including 1,333,712 shares underlying the subscription options for Wanadoo shares transferred to France Telecom and 2,279,621 shares underlying the options liquidity instruments held by Orange stock option holders.

The capital increase resulting from the exercise of stock options during 2006 was ratified by the Board of Directors on January 31, 2007.

During 2005

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 22, 2005, the Board of Directors has the authority, for a period of 26 months, to proceed with the issuance, with or without preferred subscription rights for shareholders, of ordinary shares and instruments giving access to France Telecom share capital, including in the event of a public offer launched by France Telecom. The same meeting voted to renew the Board’s authority to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The Board was also authorized to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange share subscription options covered by liquidity contracts. The maximum share issues that may be carried out in the immediate or long term under these authorizations was set at 8 billion euros.

The resolutions voted also authorized the following:

•

As part of the acquisition of nearly 80% of Spanish mobile operator Amena (see Note 4), on August 31, 2005 France Telecom carried out a capital increase of 3,020 million euros (including additional paid-in capital) through the issuance of 133,439,454 new shares, and granted, without consideration, one equity warrant (BSA) per share held on August 31, 2005. These warrants granted bearers the right, for every 37 warrants held, to subscribe to 2 new shares in France Telecom at a unit price of 22.63 euros. This operation was subject to an information memorandum approved by the French stock exchange regulatory authority (Autorité des marchés financiers — AMF) on August 31, 2005 under visa no. 05-666. The shares were delivered and paid for on September 26, 2005. The cost of the issue was included in additional paid-in capital for an amount of 63 million euros.

•

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

During 2004

•	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

•	On April 29, 2004, France Telecom issued 64,796,795 new shares as consideration for the Wanadoo shares mixed public tender and exchange offer.

•

France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options transferred to France Telecom between September 27, 2004, and December 31, 2004. This capital increase was noted by the Board of Directors on January 26, 2005.

30.2    Treasury shares

The Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 authorized, for a period of 18 months running from the date of the meeting to October 21, 2007, a share buyback program for up to 10% of France Telecom’s capital.

France Telecom S.A. did not purchase any shares in 2006 under this authorization, and therefore held no treasury shares at December 31, 2006.

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 authorized, for a period of 18 months running from the date of the meeting to October 22, 2006, a share buyback program approved by the French stock market regulatory authority on April 6, 2005, under visa no. 05-220, for up to 10% of France Telecom’s capital. France Telecom S.A. did not purchase any shares under this authorization, and therefore held no treasury shares at December 31, 2005.

On December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

30.3    Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Net income of continuing operations used for calculating basic earnings per share (a)	1,033	5,182	2,662
Impact on net income of converting each category of dilutive financial instrument :
- Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	-	190	-
- OCEANE bonds (2)	12	12	4
- Orange liquidity contract (3)	-	(1)	-
Net income of continuing operations used for calculating diluted earnings per share (b)	1,045	5,383	2,666
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	3,106	527	355
Net income used for calculating basic earnings per share (a)+(c)	4,139	5,709	3,017
Net income used for calculating diluted earnings per share (b) +(c)	4,151	5,910	3,021
(1)

Perpetual bonds redeemable for France Telecom shares (TDIRAs) were considered as anti-dilutive instruments at December 31, 2006 and 2004, and were therefore excluded from the calculation of diluted earnings per share at that date. However, the TDIRAs were considered dilutive at December 31, 2005.

(2)	See Note 21.
(3)	See Note 27.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

	Year ended
(number of shares)	December 31, 2006	December 31, 2005	December 31, 2004
Weighted average number of ordinary shares outstanding – basic	2,604,227,117	2,503,350,896	2,444,046,190
Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	-	129,514,587	-
OCEANE bonds (2)	44,688,733	44,591,205	14,648,679
Orange liquidity contract (3)	1,743,112	5,850,735	10,605,877
Wanadoo stock options transferred (3)	1,079,959	2,809,793	4,627,930
France Telecom S.A. stock options. (3)	-	-	-
Weighted average number of shares outstanding – diluted	2,651,738,921	2,686,117,216	2,473,928,676
(1)	TDIRAs represented 128,943,080 shares at December 31, 2006 and 132,601,144 shares at December 31, 2004.
(2)	See Note 21.
(3)	See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

30.4    Dividends

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 21, 2006, decided to pay France Telecom S.A. shareholders a cash dividend in respect of 2005 of 1 euro per share. The dividend was paid on May 10, 2006 in the total sum of 2,601,954,756 euros.

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 22, 2005, decided to pay France Telecom S.A. shareholders a cash dividend in respect of 2004 of 0.48 euros per share outstanding on the date of said meeting. The dividend was paid on June 3, 2005.

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 9, 2004, decided to pay France Telecom shareholders a cash dividend of 0.25 euros for each France Telecom share outstanding at the date of said meeting, and for each France Telecom S.A. share issued under the public tender offer relating to Wanadoo shares. The payment was made on May 7, 2004.

30.5    Translation adjustment

At December 31, 2006 and 2005, the positive translation adjustment mainly concerned entities whose financial statements are denominated in GBP, for an amount of 390 million euros and 914 million euros respectively. Of the total, 272 million euros at December 31, 2006 and 478 million euros at December 31, 2005 concerned goodwill relating to Orange UK.

At December 31, 2004, the positive translation adjustment mainly concerned Poland for an amount of 643 million euros, including 373 million euros concerning goodwill relating to TP Group

30.6    Gains and losses recognized directly in equity

30.6.1    Available for sale assets reserve

(in millions of euros)	Year ended
Gains or losses on securities	December 31, 2006	December 31, 2005	December 31, 2004
Bull	52	87	41
Steria	20	19	13
Intelsat	-	-	41
Other	46	17	29
Total	118	123	124

30.6.2    Cash flow reserve

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow reserve.

(in millions of euros)	Year ended
Effective portion of cash flow hedges	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A. (1)	(92)	(192)	(155)
TP S.A.	(6)	(8)	(6)
Total	(98)	(200)	(161)
(1)	At December 31, 2006, the contribution of France Telecom S.A. can be analyzed as follows:
-	cash flow hedges, amounting to (61) million euros, relating to the effective portion of cross currency interest rate swaps;
-

equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to (31) million euros, which are being amortized over the residual life of the original hedged liability;

At December 31, 2005, the contribution of France Telecom S.A. can be analyzed as follows:
-	cash flow hedges, amounting to (139) million euros, relating to the effective portion of cross currency interest rate swaps;
-

equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to (53) million euros, which are being amortized over the residual life of the original hedged liability;

At December 31, 2004, the contribution of France Telecom S.A. can be analyzed as follows:
-	cash flow hedges, amounting to (75) million euros, relating to the effective portion of cross currency interest rate swaps;
-

equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to (80) million euros, which are being amortized over the residual life of the original hedged liability.

The deferred tax relating to the cash flow reserve amounted to:

-	32 million euros at December 31, 2006, mainly including 30 million euros for France Telecom S.A..

-	68 million euros at December 31, 2005, including 66 million euros for France Telecom S.A..

30.7    Minority interests

30.7.1    Minority interests on the income statement

At December 31, 2006, net income attributable to minority interests relates mainly to TP Group (206 million euros), Mobistar (149 million euros), and PagesJaunes (105 million euros).

At December 31, 2005, net income attributable to minority interests related mainly to TP Group (294 million euros), Mobistar (132 million euros), and PagesJaunes (121 million euros).

At December 31, 2004, net income attributable to minority interests related mainly to TP Group (189 million euros), Mobistar (122 million euros), and Equant ((244) million euros).

30.7.2    Dividends

At December 31, 2006, dividends paid out to minority shareholders mainly concerns TP Group (190 million euros), PagesJaunes (131 million euros), Mobistar (76 million euros) and ECMS (66 million euros).

At December 31, 2005, dividends paid out to minority shareholders mainly concerned PagesJaunes (119 million euros), ECMS (65 million euros) and Mobistar (63 million euros).

At December 31, 2004, dividends paid out to minority shareholders mainly concerned ECMS (51 million euros).

30.7.3    Minority interests reflected on the balance sheet

At 31 December 2006, minority interests relates mainly to TP Group (2,002 million euros), FT España (1,587 million euros), Sonatel (476 million euros), and Mobistar (391 million euros).

At 31 December 2005, minority interests related mainly to TP Group (1,868 million euros), Amena (569 million euros), Mobistar (369 million euros), and PagesJaunes (186 million euros).

At December 31, 2004, minority interests related mainly to TP Group (2,146 million euros), Equant (393 million euros), Mobistar (304 million euros), and PagesJaunes (145 million euros).

NOTE 31 - ADDITIONAL CASH FLOW DISCLOSURES

31.1    Year ended December 31, 2006

France Telecom used 235 million euros from the reimbursement of its carryback receivable recognized in respect of 2000 (see below), which matured in 2006, against payment of VAT payables for May and June.

31.2    Year ended December 31, 2005

31.2.1    Deconsolidation of France Telecom’s carryback receivable in respect of 2001

In December 2001, France Telecom sold its carryback receivables to a credit institution. These items were recognized in respect of 2000 and 2001, and were booked on the balance sheet in “Other non-current financial assets and derivatives”, with a contra-entry in financial debt. Following an amendment to the sale contract in June 2005, the carryback receivable recognized in respect of 2001 was removed from the balance sheet, leading to: (i) a decrease in “Other non-current financial assets and derivatives” for the face value of the receivable, i.e. 1,471 million euros (see Note 17); (ii) a decrease in net financial debt for the amount of the debt on the transaction date, i.e. 1,324 million euros (see Note 19); and (iii) the recognition of an interest expense of 147 million euros (see Note 10).

31.2.2    Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix for shares in the parent company Sonaecom (see Notes 4 and 8). The shares exchanged were valued at 250 million euros.

31.2.3    Delivery of STMicroelectronics shares

France Telecom redeemed bonds exchangeable for STMicroelectronics shares by delivering STMicroelectronics shares on August 11, 2005 (see Notes 4, 8, 15, 21 and 32). The shares exchanged were valued at 366 million euros.

NOTE 32 - OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2006, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule regarding commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

	Schedule regarding commitments and contractual obligations reflected on the balance sheet at December 31, 2006
(in millions of euros)	Note	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Gross financial debt	19	47,360	9,297	12,350	8,766	16,947
o/w:
Credit line drawdowns (1)	22	2,664	285	1,775	484	120
Bonds convertible, exchangeable and redeemable into shares and TDIRAs (2)	19 and 21	4,484	-	1,098	-	3,386
Finance leases	19	1,659	66	166	221	1,206
Amena price guarantee	4, 10 and 19	516	-	516	-	-
Early retirement plans (3)	28	2,459	895	682	490	392
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs	21	1,270	-	97	-	1,173
Total		51,089	10,192	13,129	9,256	18,512
(1)	Before accounting for the impact of financial instruments.
(2)	Maximum amounts assuming no conversion or exchange.
(3)	Amounts before discounting.

32.1    Investment, purchase and leasing commitments

	Payments due by maturity at December 31, 2006
(in millions of euros)	Note	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Operating lease commitments	32.1.1	6,754	1,227	2,176	1,882	1,469
Investment commitments	32.1.2
- TP Group investments		885	885	-	-	-
- other investments		1,351	982	129	0	240
Commitments related to the purchase and leasing of goods and services	32.1.3	3,095	1,557	875	337	326
Total		12,085	4,651	3,180	2,219	2,035

32.1.1    Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2006:

	At December 31, 2006
(in millions of euros)	Finance leases (1)	Operating leases (2)
2007	120	1,227
2008	126	1,122
2009	155	1,054
2010	155	970
2011	154	912
2012 and beyond	1,350	1,469
Total minimum future lease payments (3)	2,060	6,754
Less interest payments	(401)	-
Net present value of minimum commitments	1,659	6,754
(1)	Included in financial debt (see Note 19).
(2)

Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(3)	Includes 189 million euros of lease payments corresponding to the Orange Switzerland and FT SA QTE Leases, for which deposits have already been provided (see Notes 16 and 17).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. The Group may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 327 million euros at December 31, 2006 (325 million at December 31, 2005).

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2006 amounted to 1,270 million euros (1,140 million euros for the year ended December 31, 2005).

32.1.2    Investment commitments

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, the Group may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities. The Group may also be required to pay further fixed or variable user fees on expiry of these licenses.

Moreover, in certain exceptional cases, the Group is committed to carry out or to vote in favor of valued investment programs. These include:

•

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2006, the amount remaining to be invested by TP Group under this program amounted to 885 million euros.

•

FT España is committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. At December 31, 2006, the residual amount of this commitment was 292 million euros.

32.1.3    Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2006, relate to the following:

-

The purchase of transmission capacity for an overall amount of 1,305 million euros, of which 840 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

-	purchases of mobile telephony equipment for an aggregate amount of 244 million euros; and,

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 206 million euros.

32.2    Guarantees

	Commitments due by maturity at December 31, 2006
(in millions of euros)	Note	Total/ Ceiling	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Guarantees given to third parties by France Telecom
-in the ordinary course of business (1)	32.2.1	35	19	1	3	12
-in relation to disposals (2)	32.2.2	1,596	665	923	8	-
-France Telecom S.A. QTE leases	32.2.3	1,521	0	63	17	1,441
Total		3,152	684	987	28	1,453
(1)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Capped guarantees.

At December 31, 2006, France Telecom no longer had any commitments to financial institutions in connection with carry-back receivables.

32.2.1    Guarantees given in the ordinary course of business

The Group’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 (“Assets covered by commitments”). No material guarantees have been granted by the Group to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

32.2.2    Guarantees granted on disposals

•	Asset and liability warranties

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to the Group’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 2006
(in millions of euros)	Beneficiary	Total ceiling	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Asset/investment sold
- TDF (1)	Tower Participations and subsidiaries	641	-	641	-	-
- Casema (1)	Cable Acquisitions	250	-	250	-	-
- Orange Denmark (1)	TeliaSonera	91	91	-	-	-
- Cable activities (1)	Ypso	76	76	-	-	-
- Other	Divers	88	48	32	8	-
(1)	At December 31, 2006, the only specific guarantees outstanding were given in relation to taxation, social security, environmental law and competition law.

•	Other warranties

On the disposal of PagesJaunes Group to Mediannuaire (see Note 4), France Telecom warranted that, to its knowledge, the financial information published by PagesJaunes for the 2005 financial year and the first-half of 2006 did not contain any material omissions or inaccuracies, and that France Telecom had not itself deliberately omitted to disclose to the public any material information concerning PagesJaunes, which, had it been made public on the date of the disposal, would have had a significant negative impact on the share price of PagesJaunes. France Telecom has undertaken to compensate Mediannuaire for any loss that may be suffered by PagesJaunes should these warranties prove untrue, within a maximum limit of 450 million euros.

32.2.3    France Telecom S.A. QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2006, these guarantees represented 1,521 million.

32.3    Commitments in respect of securities

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt.

32.3.1    Commitments to purchase shares of entities that are not fully consolidated

At December 31, 2006, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2006, the principal commitment concerned Mobinil.

	Maximum commitments due by maturity at December 31, 2006
(in millions of euros)	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Conditional commitments to acquire or subscribe to securities (1)	397	0	0	35	362
(1)

When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares (see Note 32.3.2). With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange). On this basis, France Telecom’s maximum commitment at December 31, 2006 would amount to 340 million euros.

32.3.2    Commitments to sell securities

At December 31, 2006 and 2005, there were no firm commitments to sell securities as part of current disposal programs.

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries contingent on certain conditions. At December 31, 2006, France Telecom’s main commitments in this respect were as follows:

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide that in the event of serious disagreement between the parties, each party shall have a call option over the other party’s shares. The exercise price of these call options may not be less than the market value of the shares, determined on the basis of ECMS’s share price (see Note 32.3.1). If exercised, the other party may either agree to sell its shares or make a counter-offer based on a bidding mechanism described in the shareholders’ agreements.

The shareholders’ agreements also provide that in the event of a change of control of one of the parties, the other party shall have a call option over its shares. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. The exercise price of these options is equal to 115% of the market value.

•	Sonaecom

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

32.3.3    Other commitments

•	TDF

On January 31, 2007, France Telecom’s former co-shareholders of Tower Participations sold their holding in the company. In 2002, when TDF was sold to Tower Participations, France Telecom and its former co-shareholders of Tower Participations entered into an agreement to share the capital gains generated on their investment in Tower Participations. The agreement was amended in 2005 when France Telecom sold its 36.2% holding in Tower Participations. Under the terms of this agreement, France Telecom will receive an additional price of 254 million euros. In addition, the 53 million euro gain deferred in 2005 due to the risk of repayment under profit-sharing arrangement will be recognized in 2007.

•	TP SA

As part of the settlement signed on October 4, 2004 by France Telecom and Kulczyk Holding, France Telecom undertook to pay additional compensation, capped at 110 million euros, if the average share price of TP SA shares on the Warsaw stock exchange exceeds 56 zlotys per share for a period of 60 consecutive days between October 12, 2004 and July 6, 2006. These conditions have not been fulfilled and the undertaking has lapsed.

The Polish State has undertaken to grant a preferential right of purchase to France Telecom and Kulczyk Holding for up to 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2006, less than 4% of TP SA’s capital was directly held by the Polish government.

32.4    Commitments relating to employees other than pensions and other post-employment benefits

•	Commitments relating to the public service secondment plan

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

France Telecom is also required to pay (i) any training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are applied for private sector employees moving to the public sector.

The impact of these provisions depends on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the associated costs are provisioned when it is probable or certain that these staff transfers will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2006, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 220 million euros, of which 20 million euros is covered by a provision at December 31, 2006.

•	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 1.4 million hours at December 31, 2006.

In accordance with the accounting policies set out in Note 2, at December 31, 2006 no provisions were recognized relating to statutory training rights in France Telecom’s financial statements.

32.5    Assets covered by commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2006.

		Year ended
(in millions of euros)	Note	December 31, 2006	December 31, 2005	December 31, 2004
Assets held under finance leases	32.5.1	627	693	789
Non-current pledged or mortgaged assets	32.5.2	542	740	1,410
Collateralized current assets		114	104	160
Outstanding sold receivables(1)		2,823	2,736	2,870
Total		4,106	4,273	5,229
Pledged consolidated shares		89	61	96
(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

32.5.1    Assets held under finance leases

The amount of assets held under finance leases includes, notably, 282 million euros in respect of Orange UK’s in-substance defeasance operation at December 31, 2006 (330 million euros at December 31, 2004).

32.5.2    Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

	Year ended December 31, 2006
(in millions of euros)	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,713	N/A
Property, plant and equipment, net	21	28,222	0%
Other non-current financial assets and derivatives	521	987	53%
Other (1)	0	40,465	N/A
Total non-current assets	542	88,387	1%
(1)	This item includes net goodwill, interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2006, the main assets pledged or given as collateral consisted of 459 million euros in cash collateral which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with those banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. The amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio of France Telecom S.A. The amount of cash collateral fell in 2006 following the maturity of cross-currency swaps contracted to hedge the USD 2 billion bond issue redeemed on March 1, 2006 (see Note 19).

NOTE 33 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level ; events arising during legal proceedings may require a reassessment of this risk.

At December 31, 2006, provisions totalling 375 million euros (compared with 301 million at December 31, 2005) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom considers that disclosing details of the provisions on a case-by-case basis could seriously harm the company and the information is therefore not provided.

The litigation and claims that could have a significant effect on France Telecom’s financial position are described below.

Litigation related to competition law

A number of claims have been issued by the competitors of France Telecom for alleged anti-competitive behavior, for which they are generally seeking a cease order together with financial penalties in case of non-compliance. If the claims are upheld, France Telecom may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by alleged anti-competitive behavior by France Telecom.

European Commission procedures and requests for information

•

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

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the abovementioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between 800 million euros and 1.1 billion euros plus interest, pending a more precise calculation. The Commission announced that it would hand down a decision quantifying the precise amount by November 2004 at the latest. The quantification of the alleged aid has been the subject of extensive but inconclusive discussions between the French government and the European Commission. The French authorities have contested the relevance of the method and reliability of the figures proposed by the Commission.

In November 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. In January 2005, it also lodged an appeal against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced. After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, it filed appeals with the European Court of First Instance in Luxembourg against both decisions announced by the Commission. Finally, in November 2004, Bouygues Télécom and the French association of network operators and telecommunications services (AFORS) lodged appeals against the Commission’s decision relating to the financial measures.

On October 23, 2006, the European Commission asked the European Court of Justice to rule that the French authorities had failed to execute its decision of August 2, 2004 relating to the special business tax regime. The French authorities maintain that they have complied strictly with their obligation to cooperate with respect to enforcement of the August 2004 ruling and have indicated that they would uphold their rights by contesting the Commission’s action in the European Court.

These procedural developments have no adverse impact on France Telecom’s assessment of this risk, which it considers to be a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.4 million euros for abuse of dominant position in applying a predatory pricing policy in the retail broadband Internet access market between March 2001 and October 2002. On January 30, 2007, the European Court of First Instance in Luxembourg upheld this decision.

•

During the first half of 2004, a complaint was lodged with the European Commission regarding the predatory nature of the pricing policy introduced by Wanadoo in January 2004. As part of their investigation into this complaint, the Commission and the French Directorate General for Competition (DGCCRF) carried out a search of France Telecom’s and Wanadoo’s premises. France Telecom contests the conditions of this search and has lodged a complaint with the European Court of First Instance in Luxembourg, which is due to hand down a decision in 2007. An investigation into the substance of the case is pending.

Proceedings with national competition authorities

•

In March 2006, the French Supreme Court (Cour de cassation) upheld the Paris Court of Appeal ruling of January 11, 2005, which imposed a 40 million euro fine on France Telecom for failing to implement a decision of the Competition Council ordering France Telecom to provide a suitable “Connect ATM” wholesale broadband access offer to third party-operators. France Telecom paid this fine in 2005. The French Supreme Court decision closes this case, which was initiated by a complaint made by Neuf Telecom.

In the proceedings concerning the substance of the same case, in July 2006 the Paris Court of Appeal rejected France Telecom’s appeal against the Competition Council’s November 2005 ruling ordering France Telecom to pay a fine of 80 million euros for having, according to the Competition Council, unjustifiably restricted its competitors’ access to its local network, thereby distorting competition in the ADSL retail market and the upstream broadband market during the period from November 1999 to September 2002. France Telecom paid this fine in 2005. France Telecom has appealed to the French Supreme Court.

•

In June 1999, the association of operators TENOR (now ETNA) filed a complaint with the Competition Council against France Telecom and Orange, as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices distorting competition on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international fixed-to-mobile calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges. In a decision dated October 14, 2004, the Competition Council ordered France Telecom and SFR to pay fines of 18 million euros and 2 million euros, respectively. On April 12, 2005, the Paris Court of Appeal overturned the Competition Council’s decision, but in May 2006, the French Supreme Court set aside the Paris Court of Appeal’s ruling. The effect of the Supreme Court judgment is to place the parties in the same position they were in after the Competition Council’s original decision. France Telecom paid the fine during 2006 and intends to lodge a new appeal against this decision with the Paris Court of Appeal.

•

In February 2002, Liberty Surf filed a complaint with the Competition Council seeking the suspension of Wanadoo’s broadband offers in and outside its retail shops, notably on the grounds that the wholesale pricing of France Telecom’s IP/broadband offers was such that Wanadoo’s competitors were unable to match Wanadoo’s prices (price squeeze) and that Wanadoo benefited from inside information to support the marketing of its offers, particularly including information concerning the broadband eligibility of its customers’ lines. In June 2002, the Competition Council rejected these claims but nonetheless decided to open an investigation into the substance of the case. The investigation is still pending and France Telecom should receive a notification of claims from the Competition Council in 2007.

•

In December 2003, Free and Iliad, and subsequently LD Com and Neuf Telecom, applied to the Competition Council claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Competition Council ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Court ordered France Telecom to separately bill video signal carriage and local ADSL access for video services. However, the Competition Council refused to order the temporary suspension of the marketing of these offers. The investigation into the substance of the case is still pending. At this stage of the proceedings, France Telecom is unable to assess the level of risk.

•

In July 2004, Bouygues Telecom Caraïbes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraïbes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Competition Council issued four injunctions against Orange Caraïbes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraïbes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation regarding two of these injunctions. An investigation into the substance of the case was opened in December 2005. At this stage of the proceedings, France Telecom is unable to assess the level of risk.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in two types of anti-competitive agreement with SFR and Bouygues Télécom which, according to the Competition Council, restricted competition on the mobile telephony market. France Telecom had paid this fine in 2005. The mobile operators are charged with exchanging strategic information concerning subscriber numbers between 1997 and 2003, and entering into a market share stabilization agreement between 2000 and 2002. On December 12, 2006, the Paris Court of Appeal rejected Orange France’s appeal as well as the appeals under criminal law made by the French consumers’ association UFC Que Choisir. Orange France has appealed to the French Supreme Court. Around 4,800 claims have been lodged with the Paris Commercial Court based on the Competition Council’s factual findings of collusion, for a total amount of approximately 290,000 euros.

•

The Swiss Competition Council’s enquiry into mobile call termination charges, which began at end-2002, is still pending. On February 16, 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of dominant position in this area during the period prior to June 2005, when Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an inquiry into the period after June 1, 2005. France Telecom is currently unable to predict the outcome of this procedure.

Furthermore, in January 2006, Swisscom and TDC filed claims against Orange with the Swiss telecoms regulator, seeking a retrospective reduction in its call termination charges from January 1, 2006 and August 1, 2005 respectively. In January 2007, the parties reached agreement on a gradual reduction in these charges of 25% for Swisscom and 40% for Orange and Sunrise by 2009. The Swiss regulator has now closed the case.

•

In January 2006, Le Numéro filed a complaint with the French Competition Council for alleged anti-competitive practices on the part of France Telecom and PagesJaunes regarding directory enquiry services. In April 2006, France Telecom and PagesJaunes offered to make certain voluntary commitments to resolve the issues in dispute. The Competition Council has accepted these commitments and the case was closed in July 2006.

•

On February 22, 2007, the Office for Electronic Communications (OEC) imposed a fine of 339 million zlotys on TP for non-performance of the regulatory obligation to submit its Internet (neostrada) price list for the OEC’s approval, and for failing to meet the requirements of the Polish law on telecommunication which requires that prices of services be based on the cost of their provision. The European Commission has indicated that the market analysis on which the OEC founded its decision is incorrect. TP considers the OEC decision to be groundless and intends to appeal to the District Court in Warsaw.

Civil proceedings

•

Three proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom under the aegis of the Cooperation Framework Agreement (CFA) of March 23, 2000, which was brought to an end by means of the MobilCom Settlement Agreement (MCSA) on November 2002. Under this agreement, France Telecom purchased the Mobilcom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the shareholders’ advances made to MobilCom during the previous two years for a total of approximately 7 billion euros. These proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of Gerhardt Schmid (former MobilCom CEO), or by minority shareholders of MobilCom related to Mr Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court. In December 2005, Millenium (minority shareholder of MobilCom owned by Mrs. Schmid-Sindram, wife of Mr. Schmid) raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination. This case has been postponed due to applications for intervention which have since been definitively rejected and a date for the hearing has not yet been set.

The second action opened in December 2003 is now pending before the Schleswig-Holstein Court of Appeal after the plaintiffs’ claims were rejected as unfounded by the Flensburg Court on August 12, 2005. Mrs. Schmid-Sindram and Mr Marek (another MobilCom minority shareholder) are also claiming, on different legal grounds, compensation for loss suffered due to the alleged dominant relationship, which they evaluated at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders.

The third action involved summary proceedings brought in December 2004 before the Schleswig Court by Mrs. Schmid-Sindram. This case was suspended and has so far not been reopened by the plaintiff.

A fourth action brought before the Frankfurt Court in December 2004 is pending. The court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy alleged the dominant relationship and improper enforcement of the CFA, thereby challenging all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void. In December 2005, he raised his claim from 4.23 billion euros to 7.22 billion euros excluding interest, on the grounds of a retrospective projection of MobilCom’s value had the UMTS project been successful. He puts this value at 15.7 billion euros for the entire company or 5.3 billion euros for Mr. Schmid’s shares, plus an additional 40% for the transfer price paid by France Telecom to acquire full control over MobilCom. The case is due to be heard on September 19, 2007.

Although the outcome of this case cannot be determined with certainty, France Telecom considers that all these actions are unfounded and in bad faith.

•

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros subject to valuation, and to appoint a board of three experts to determine the number of subscribers lost by Free. Although the outcome of this case cannot be determined with certainty, France Telecom considers that Free’s claims are unfounded and that Free was in a position to benefit fully from the growing and buoyant broadband market in France.

•

In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange’s products and services between 1995 and 2003 went into liquidation on December 18, 2003. Suberdine is claiming that Orange unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is up to 775 million euros. In March 2006, the court declared the complaints lodged by Suberdine’s shareholders inadmissible but ordered Orange to pay Suberdine 12 million euros. Suberdine and Suberdine’s shareholders have both appealed against the Court’s decision.

•

In 1992, Lectiel (formerly Filetech) and Group/address (intervener) lodged a complaint with the Competition Council for abuse of dominant position on the French market in respect of the use of the France Telecom’s directory databases. France Telecom was ordered to pay a fine of 1.5 million euros (which was paid in 1999) and to grant access to the directory data upon request using a cost-based tariff. The claims made in the same case by Lectiel before the Paris Commercial Court were rejected in February 1994 but in June 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases. In December 2006, Lectiel raised its claims to 376 million euros and also asked the Court to order France Telecom to provide its directory databases free of charge as well as daily updates, or otherwise pay a fine of 1.5 million euros a day. Although the outcome of this dispute is still uncertain, France Telecom considers that Lectiel’s claims are unfounded.

•

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (now integrated into France Telecom S.A.) before the Paris Commercial Court, following a claim issued by Transpac against Nerim for unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abuse of a dominant position. Nerim is claiming damages of approximately 57 million euros. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

•

Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators before the Paris courts for unfair competition and/or trademark infringement. The cumulative amount of damages claimed in these proceedings amounted to 139 million euros. On November 25, 2005, the Paris Commercial Court awarded 6 million euros in damages in favor of Free, which was claiming 38.1 million euros. France Telecom paid this sum in 2005 and lodged an appeal. However, the disputes over these issues between France Telecom and Cegetel, Neuf Telecom and Tiscali have been settled between the parties.

•

Upon completion of the public tender offer followed by a compulsory purchase of outstanding Orange shares launched by France Telecom on November 20, 2003 with a view to acquiring all outstanding Orange shares, the French association for the defense of minority shareholders (ADAM), which deemed the price of the tender offer too low, filed an application with the Paris Court of Appeal to cancel the decision of the French stock market authority (CMF) to authorize the public tender offer, as well as the decision of the French securities commission (COB) approving the related information memorandum. Following the dismissal of these applications by the Paris Court of Appeal on April 6, 2004, ADAM appealed to the Supreme Court. The Supreme Court dismissed the appeal against the CMF decision in November 2005 and the appeal against the COB approval in May 2006. The case is now closed.

Administrative litigation

•

In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court (Tribunal administratif de Paris), for 135.2 million euros in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the decision.

International arbitration

•

A dispute has arisen in respect of a contract for the sale and installation of an optical transmission system (known as “NSL”) awarded to the Danish company DPTG in 1991 by the Polish Telecommunications Ministry, TP SA’s predecessor. The contract, which was completed in 1994, provided for payment of part of the contract price by granting DPTG 14.8% of the revenues generated by the NSL for fifteen years as of the system’s completion.

The parties disagreed on the calculation of this revenue between 1999 and 2001, and DPTG initiated arbitration proceedings before an arbitration tribunal sitting in Vienna. The central issue in dispute was whether the contract was a sale (TP SA’s position) or a joint venture (DPTG’s position).

In 2003, the court issued a preliminary opinion in favor of characterizing the contract as a joint venture. In 2004, it appointed an expert to evaluate the traffic volumes to be used as a basis for calculating the revenue due to DPTG. In November, the expert delivered a preliminary report estimating traffic volumes, which DPTG used in February 2006 as a basis for increasing its claims from 218 million euros until 2002, to 670 million euros from January 2006, excluding interest.

In April 2006, disclosure of a conflict of interest led the Chairman of the arbitration tribunal to resign. A new Chairman was appointed by the co-arbitrators and in September 2006, this Tribunal established a new timetable setting the final hearing for July 2007.

The outcome of this case remains uncertain. Based on the new facts and circumstances, at December 31, 2005 TP SA reassessed its exposure in respect of the above issue and updated the amount of the provision recognized in previous periods. The subsequent developments in 2006 had no impact on its assessment of the risk.

•

In November 2005, the Swiss Federal Court rejected the appeals filed by the Lebanese government seeking cancellation of two arbitration rulings awarding 266 million US dollars to FTML and FTMI in respect of a Build Operate and Transfer contract (BOT) for a mobile telephone network in Lebanon. A settlement agreement ending the disputes between the parties was signed in January 2006. The agreement became effective in March 2006 when the Lebanese government withdrew the 300 million US dollars recovery order (mandat de recouvrement) issued in 2000 as well as its outstanding claims in criminal law against FTML and its executive directors. A difficulty has subsequently arisen in the application of clause 5 of this agreement, which stipulates equal treatment with the company LibanCell, which also has identical rights with respect to the Lebanese government under a settlement signed after the France Telecom settlement. The parties are in discussions regarding the resulting additional compensation.

There are no other governmental, legal or arbitration proceedings (including any proceedings that are pending or threatened of which France Telecom is aware), which may have or have had in the last twelve months a material impact on the Company and/or Group’s financial position or profitability.

NOTE 34 - RELATED PARTY TRANSACTIONS

34.1    Compensation paid to members of the France Telecom’s Board of Directors and Group Management Committee by France Telecom S.A. and companies controlled by it

The following table shows the compensation disbursed to persons who are, or were during the financial year 2006, members of France Telecom’s Board of Directors or Group Management Committee (or Executive Committee in 2005 and 2004).

	Year ended
(in euros)	December 31, 2006	December 31, 2005 (1)	31 December 2004(1)
Short-term benefits excluding employer social security payments (2)	8,078,292	12,341,601	12,436,448
Employer social security payments on short-term benefits	1,568,386	5,336,675	5,421,993
Post-employment benefits (3)	693,863	1,622,429	1,062,073
Other long-term benefits (4)	-	-	-
Termination benefits	-	-	-
Share-based compensation (5)	905,430	1,331,881	2,731,445
(1)	In 2004 and 2005, members of the Board of Directors and Executive Committee.
(2)

In 2006, includes all compensation (gross salaries, bonuses, attendance fees and non-monetary benefits) paid in respect of 2006 except for incentive bonuses, profit-sharing and employer contributions which were not known on the publication date (122,595 euros were paid in 2006 in respect of 2005). In 2005 and 2004, includes all compensation paid during the year (including incentive bonuses, profit-sharing and employer contributions for an amount of 272,689 euros and 230,451 euros respectively in 2005 and 2004).

(3)	Service cost.
(4)	Deferred compensation.
(5)	Expense recorded in the income statement in respect of stock option plans and employee share offers.

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

December 31, 2006
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	-	-	-	-
Radiall	-	-	-	-
STMicroelectronics NV	-	-	-	-
Thomson	5	4	8	(2)
Agence de l’Innovation Industrielle	-	-	-	-

	December 31, 2005
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	1	7	9	(29)
Radiall	-	-	-	(1)
AXA	2	-	21	-
Thomson	14	-	12	-

	December 31, 2004
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Tower Participations SAS	6	16	11	(62)
AXA	6	4	21	(14)
Thomson	16	4	16	(15)

NOTE 35 - SUBSEQUENT EVENTS

•	Acquisition of Groupe Silicomp shares

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris SA, from the principal shareholders for a cash consideration of 50 million euros.

In accordance with applicable stock market regulations, from February 7 through February 27, 2007, France Telecom launched a standing market offer (garantie de cours) for all the shares and Silicomp 2007 shares warrants not owned by France Telecom at a price per share equal to the price paid for the controlling block, i.e. 20 euros per share and 1.40 euros per share warrant. Pursuant to this transaction, France Telecom owns about 90% of Silicomp’s shares and 92% of the share warrants.

•	Tower Participations (TDF)

On January 31, 2007, France Telecom’s former co-shareholders in Tower Participations sold their shareholding in this company. In 2002, at the time of the disposal of TDF to Tower Participations, France Telecom and its former co-shareholders in Tower Participations entered into an agreement to share net capital gains related to their investment in Tower Participations. The agreement was amended in 2005 when France Telecom sold its 36.2% holding in Tower Participations. In accordance with the terms of this agreement, France Telecom received an additional consideration of 254 million euros in January 2007.

In addition, the gain that was deferred in 2005 in the amount of 53 million euros due to the risk of a repayment pursuant to the agreement will be recognized in 2007 (see Note 29).

•	Sale by Eurazeo of its 25.5% holding in Eutelsat.

In December 2006, Eurazeo signed an agreement for the disposal of its 25.5% shareholding in Eutelsat Communications, aEuropean satellite operator. This transaction was completed in February 2007 and France Telecom received 109 million euros.

•	Bond issuance

On February 6, 2007, France Telecom made a 2,500 million euro bond issuance in two tranches: a five-year 1,000 million euro tranche bearing interest at 4.375% and a ten-year 1,500 million euro tranche bearing interest at 4.75%.

NOTE 36 - LIST OF CONSOLIDATED COMPANIES

The main changes in consolidation scope in the 12 months to December 31, 2006 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

Company			Country
France Telecom S.A.	Parent company		France
Personal Communication Services

Fully consolidated companies	% interest	% control	Country
Orange SA	100.00%	100.00%	France
Orange International Developments	100.00%	100.00%	Bahamas
Mobistar	50.17%	50.17%	Belgium
Wirefree Services Belgium	100.00%	100.00%	Belgium
Orange Botswana	51.00%	51.00%	Botswana
Orange Cameroon	99.50%	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	85.00%	Cote d’Ivoire
Orange Holding A/S	100.00%	100.00%	Denmark
Orange World Services	100.00%	100.00%	Denmark
Wirefree Services Denmark	100.00%	100.00%	Denmark
Wirefree Services Denmark 2	100.00%	100.00%	Denmark
Orange Dominica	100.00%	100.00%	Dominican Republic
Amena Movil	79.29%	100.00%	Spain
FT España (Personal)	79.29%	79.29%	Spain
EBM Principia	47.57%	60.00%	Spain
Inversiones en Telecomunicaciones	52.86%	66.67%	Spain
Orange Services US	100.00%	100.00%	USA
Orange World	100.00%	100.00%	USA
FCC Orange SA	100.00%	100.00%	France
Orange Caraïbes	100.00%	100.00%	France
Orange France	100.00%	100.00%	France
Orange International SAS	99.96%	99.96%	France
Orange Mayotte	100.00%	100.00%	France
Orange Réunion	100.00%	100.00%	France
Rapp 6	100.00%	100.00%	France
SPM Telecom	70.00%	70.00%	France
Telsea	60.80%	75.50%	Mauritius
Mobilecom	51.00%	51.00%	Jordan
FTM Liban	67.00%	67.00%	Lebanon
Orange Liechtenstein	100.00%	100.00%	Liechtenstein
Orange Madagascar	40.07%	65.90%	Madagascar
Ikatel (1)	29.73%	42.33%	Mali
Voxtel	60.86%	61.00%	Moldova
Castle Worldwide Finance	100.00%	100.00%	Netherlands
Orange Finance	100.00%	100.00%	Netherlands
Orange Nederland	100.00%	100.00%	Netherlands
Wirefree Services Nederland	100.00%	100.00%	Netherlands
PTK-Centertel (2)	47.50%	100.00%	Poland
Orange Dominicana	100.00%	100.00%	Dominican Republic
Orange Romania	96.82%	96.82%	Romania
Ananova Ltd	100.00%	100.00%	United Kingdom
Orange Retail Ltd	100.00%	100.00%	United Kingdom
Orange 3G Limited	100.00%	100.00%	United Kingdom
Orange Austria Ltd	100.00%	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	100.00%	United Kingdom
Orange Ltd	100.00%	100.00%	United Kingdom
Orange Personal Communications Services Ltd	100.00%	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	100.00%	United Kingdom
Orange Cellular Services Ltd	100.00%	100.00%	United Kingdom

Personal Communication Services

Fully consolidated companies	% interest	% control	Country
Orange Direct Ltd	100.00%	100.00%	United Kingdom
Orange Furbs Trustees Ltd.	100.00%	100.00%	United Kingdom
Orange Global Ltd	100.00%	100.00%	United Kingdom
Orange Holding (UK) Ltd	100.00%	100.00%	United Kingdom
Orange International Ltd	100.00%	100.00%	United Kingdom
Orange Ocean	100.00%	100.00%	United Kingdom
Orange Overseas Holdings No. 2	100.00%	100.00%	United Kingdom
Orange Mobile Services	100.00%	100.00%	United Kingdom
Orange Paging	100.00%	100.00%	United Kingdom
Orange Pension Trustees	100.00%	100.00%	United Kingdom
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	100.00%	United Kingdom
Orange Slovakia Services Ltd	100.00%	100.00%	United Kingdom
Orange Ventures Management	100.00%	100.00%	United Kingdom
Orangedot	100.00%	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	100.00%	United Kingdom
Sonatel Mobiles (1)	42.33%	42.33%	Senegal
Orange Corpsec	100.00%	100.00%	Slovakia
Orange Slovensko	100.00%	100.00%	Slovakia
Orange Sverige	100.00%	100.00%	Sweden
Orange Communications SA (“OCH”)	100.00%	100.00%	Switzerland
(1)

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.

(2)	TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.

Personal Communication Services

Proportionally consolidated companies	% interest	% control	Country
Irisnet	25.09%	50.00%	Belgium
Egyptian Company for Mobile Services (ECMS) (2)	36.36%	51.03%	Egypt
Mobinil for Telecommunications (1)	71.25%	71.25%	Egypt
Mobinil Invest (2)	37.06%	71.25%	Egypt
Mobinil Services Company (2)	36.33%	71.25%	Egypt
Darty France Télécom	50.00%	50.00%	France
Getesa	40.00%	40.00%	Equatorial Guinea
Cellplus Mobile Communications Ltd	40.00%	40.00%	Mauritius
(1)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(2)	ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Personal Communication Services

Associates consolidated by the equity method	% interest	% control	Country
One GmbH	17.45%	17.45%	Austria
Safelayer	12.86%	24.32%	Spain
GIE Preventel	27.90%	27.90%	France
Sonaecom	19.19%	19.19%	Portugal
Mainline Communication Group Plc	26.00%	26.00%	United Kingdom
Mainline Communication Distribution Ltd	35.00%	35.00%	United Kingdom

Home Communication Services

Fully consolidated companies	% interest	% control	Country
Sofrecom Algérie	100.00%	100.00%	Algeria
FT Deutschland GmbH	100.00%	100.00%	Germany
Sofrecom Argentina	100.00%	100.00%	Argentina
Atlas Services Belgium	100.00%	100.00%	Belgium
Fimocam	100.00%	100.00%	Cameroon
FT R&D Beijing	100.00%	100.00%	China
CI Telcom	45.90%	51.00%	Cote d’Ivoire
Cote d’Ivoire Multimedia	45.90%	100.00%	Cote d’Ivoire
Atlas Services Denmark	100.00%	100.00%	Denmark
Autocity Networks	96.34%	96.34%	Spain
Catalana	75.00%	75.00%	Spain
FT España (Home)	79.29%	79.29%	Spain
EresMas Interactiva	100.00%	100.00%	USA
FT Participations US	100.00%	100.00%	USA
FTLD USA	100.00%	100.00%	USA
FTP Holding	100.00%	100.00%	USA
FT R&D LLc San Francisco	100.00%	100.00%	USA
FT R&D LLc Boston	100.00%	100.00%	USA
FT North America	100.00%	100.00%	USA
Aura 2	100.00%	100.00%	France
Atrium 3	100.00%	100.00%	France
Citius 98	100.00%	100.00%	France
Corsica Haut Débit	100.00%	100.00%	France
FCC FT SA Titricom 1.2	100.00%	100.00%	France
FCC FT SA Titricom 1.3	100.00%	100.00%	France
FCR Côte d’Ivoire	90.00%	90.00%	France
FCR	100.00%	100.00%	France
EGT	100.00%	100.00%	France
Francetel	100.00%	100.00%	France
FT Capital Development	100.00%	100.00%	France
FT Encaissements	99.99%	99.99%	France
FT Immo Saint Grégoire	100.00%	100.00%	France
FT Immo Gestion	100.00%	100.00%	France
FT Immo GL	100.00%	100.00%	France
FT Immo Holding	100.00%	100.00%	France
FT Immo Meylan	100.00%	100.00%	France
FT Immo Toulouse	100.00%	100.00%	France
FT Marine	100.00%	100.00%	France
FT Mobiles International	100.00%	100.00%	France
FT Services	100.00%	100.00%	France
FT Technologies Investissement	100.00%	100.00%	France
GIE fiscal Descartes	100.00%	100.00%	France
Immobilière FT	100.00%	100.00%	France
Innovacom Gestion	50.00%	50.00%	France
NEDDI	100.00%	100.00%	France
Nordnet	100.00%	100.00%	France
Orange Distribution	100.00%	100.00%	France
Orange Promotions	100.00%	100.00%	France
Rapp 9	100.00%	100.00%	France
Rapp 18	100.00%	100.00%	France
Rapp 23	100.00%	100.00%	France
Rapp 24	100.00%	100.00%	France
Rapp 26	100.00%	100.00%	France
Rapp 27	100.00%	100.00%	France
Rapp 31	100.00%	100.00%	France
Rapp 32	100.00%	100.00%	France
Rapptel	100.00%	100.00%	France
Sofrecom	100.00%	100.00%	France
France Telecom Lease	100.00%	100.00%	France
Telincom Courtage	100.00%	100.00%	France
TPSA Eurofinance France SA (1)	47.48%	99.97%	France
Viaccess	100.00%	100.00%	France
France Group total e-Commerce	100.00%	100.00%	France

Home Communication Services

Fully consolidated companies	% interest	% control	Country
Top Achat Clust	100.00%	100.00%	France
w-HA	100.00%	100.00%	France
FTLD Hong-Kong	100.00%	100.00%	Hong Kong
Chamarel Marine Services	100.00%	100.00%	Mauritius
Rimcom	100.00%	100.00%	Mauritius
FT Japan	100.00%	100.00%	Japan
JIT CO	100.00%	100.00%	Jordan
E-Dimension	51.00%	51.00%	Jordan
Jordan Telecom Cie	51.00%	51.00%	Jordan
Wanadoo Jordan	51.00%	51.00%	Jordan
Sofrecom Maroc	100.00%	100.00%	Morocco
Sofrecom Services Maroc	100.00%	100.00%	Morocco
Régie T Mexico	75.00%	75.00%	Mexico
StarMedia Mexico	99.00%	99.00%	Mexico
FT Services Nederland	100.00%	100.00%	Netherlands
Atlas Services Nederland	100.00%	100.00%	Netherlands
Wanadoo Nederland	100.00%	100.00%	Netherlands
Paytel (formerly Contact Center) (1)	47.50%	100.00%	Poland
TP Edukacja i Wypoczynek (Exploris) (1)	47.50%	100.00%	Poland
Fundacja Grupy TP (1)	47.50%	100.00%	Poland
ORE (1)	47.50%	100.00%	Poland
OTO Lublin (1)	47.50%	100.00%	Poland
Sofrecom Polska (1)	100.00%	100.00%	Poland
PTE TP (1)	47.50%	100.00%	Poland
Telefony Podlaskie (1)	26.18%	55.11%	Poland
Telefon 2000 (1)	45.31%	95.38%	Poland
TP EmiTel (1)	47.50%	100.00%	Poland
TP Internet (1)	47.50%	100.00%	Poland
TP Invest (1)	47.50%	100.00%	Poland
TP Med (1)	47.50%	100.00%	Poland
TP SA (1)	47.50%	47.50%	Poland
TP SA Eurofinance (1)	47.50%	100.00%	Poland
TP SA Finance (1)	47.50%	100.00%	Poland
TP Teltech (1)	47.50%	100.00%	Poland
TPDiTel (1)	47.50%	100.00%	Poland
Virgo (1)	47.50%	100.00%	Poland
Wirtualna Polska (1)	47.50%	100.00%	Poland
Wanadoo Serviços de Internet	100.00%	100.00%	Portugal
Wanadoo Broadband Serviços de Internet	100.00%	100.00%	Portugal
Freeserve Auctions	100.00%	100.00%	United Kingdom
Freeserve Investment	100.00%	100.00%	United Kingdom
FT Network Services UK	100.00%	100.00%	United Kingdom
FT Participations UK	100.00%	100.00%	United Kingdom
FT R&D Ltd	100.00%	100.00%	United Kingdom
Orange Home UK	100.00%	100.00%	United Kingdom
Wanadoo Plc	100.00%	100.00%	United Kingdom
Sonatel Business Solutions (2)	25.40%	60.00%	Senegal
Sonatel Multimedia (2)	42.33%	100.00%	Senegal
Sonatel (2)	42.33%	42.33%	Senegal
FTLD Singapour	100.00%	100.00%	Singapore
FT Network Services Switzerland SA	100.00%	100.00%	Switzerland
Sofrecom Thailand	100.00%	100.00%	Thailand
FCR Vietnam PTE Ltd	74.00%	74.00%	Vietnam
(1)	TPSA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.
(2)

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.

Home Communication Services

Proportionally consolidated companies	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00%	50.00%	Germany
Innocavom 3	34.22%	34.22%	France
Call Services Ltd	40.00%	40.00%	Mauritius
Mauritius Telecom	40.00%	40.00%	Mauritius
Telecom Plus	40.00%	40.00%	Mauritius
Teleservices Ltd	40.00%	40.00%	Mauritius
Vanuatu Telecom Ltd	33.33%	33.33%	Vanuatu

Home Communication Services

Associates consolidated by the equity method	% interest	% control	Country
Europortal jumpy España	50.00%	50.00%	Spain
BlueBirds Participations France	20.00%	20.00%	France
Tahiti Nui Telecom	34.00%	34.00%	French Polynesia

Enterprise Communication Services

Fully consolidated companies	% interest	% control	Country
Globecast Africa	100.00%	100.00%	South Africa
Newsforce Africa	100.00%	100.00%	South Africa
Etrali Allemagne	100.00%	100.00%	Germany
FT Corporate Solutions Australia	100.00%	100.00%	Australia
Etrali SA Espagne	100.00%	100.00%	Spain
Etrali North America	100.00%	100.00%	USA
FT Corporate Solutions	100.00%	100.00%	USA
Globecast NA	100.00%	100.00%	USA
Equant Holdings US and subsidiaries	100.00%	100.00%	USA
Equant SA and subsidiaries	100.00%	100.00%	France
Almerys	64.00%	64.00%	France
CVF	100.00%	100.00%	France
Etrali France	100.00%	100.00%	France
Etrali SA	100.00%	100.00%	France
Expertel Consulting	100.00%	100.00%	France
Globecast France	100.00%	100.00%	France
Globecast Holding	100.00%	100.00%	France
Globecast Reportages	100.00%	100.00%	France
Sétib	100.00%	100.00%	France
Telefact	69.53%	69.53%	France
Groupe Diwan	99.51%	99.51%	France
Dynetcom	99.51%	100.00%	France
Newpoint	99.51%	100.00%	France
Etrali HK	100.00%	100.00%	Hong Kong
Etrali Spa	100.00%	100.00%	Italy
Globecast Italie	100.00%	100.00%	Italy
Etrali KK	100.00%	100.00%	Japan
France Telecom Servicios	100.00%	100.00%	Mexico
Newsforce BV	100.00%	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	100.00%	Netherlands
Equant BV	100.00%	100.00%	Netherlands
Etrali UK	100.00%	100.00%	United Kingdom
Globecast UK	100.00%	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	100.00%	Singapore
Globecast Asie	100.00%	100.00%	Singapore

Enterprise Communication Services

Fully consolidated companies	% interest	% control	Country
Equant Integration Services SA and subsidiaries	100.00%	100.00%	Switzerland
Etrali Suisse	99.17%	99.17%	Switzerland

Enterprise Communication Services

Proportionally consolidated companies	% interest	% control	Country
Globecast Australia	50.00%	50.00%	Australia
Neocles Corporate (1)	51.00%	51.00%	France
(1)	Under a shareholders’ agreement, Neocles Corporate is jointly controlled by France Telecom and the minority shareholders. It is therefore proportionally consolidated.

Enterprise Communication Services

Associates consolidated by the equity method	% interest	% control	Country
GlobePro	24.00%	24.00%	Spain
Overon	11.76%	49.00%	Spain

NOTE 37 - SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present disclosures required under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the Euro which was €0.7577 for each U.S. dollar at December 29, 2006. This rate is the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the euro amounts could have been, or could be, converted to U.S. dollars at that rate on December 29, 2006 or at any other rate.

Computation of net debt

The Consolidated Financial Statements comply with International Financial Reporting Standards (“IFRS”) and France Telecom believes they are the most appropriate format for shareholders to understand the results of the business. Net debt is computed as gross financial debt, less certain financial assets. Net debt is not a measurement of liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Because all companies do not calculate net debt identically, the presentation of net debt contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with IFRS or US GAAP.

37.1 - Significant differences between IFRS and US GAAP

France Telecom adopted IFRS as of January 1, 2004. France Telecom’s consolidated financial statements, presented elsewhere in this document, have been prepared in accordance with IFRS as adopted in the European Union. There are no differences between IFRS as adopted in the European Union and IFRS as published by the IASB, as applied by France Telecom. However, IFRS as adopted in the European Union does differ in certain significant ways from US GAAP. Application of US GAAP would have affected the consolidated results of operations and balance sheets as of and for the years ended December 31, 2006, 2005 and 2004. The principal differences between IFRS and US GAAP as they relate to France Telecom are discussed in further detail below.

Differences resulting from the application of IFRS 1, “First-Time Adoption of International Financial Reporting Standards “ (“IFRS 1”), have been applied by France Telecom in preparing its consolidated financial statements. IFRS 1 requires retrospective application of all IFRS that are effective at the reporting date. However, IFRS 1 permits certain exemptions and exceptions to this requirement. The exemptions and exceptions applied by France Telecom in reliance upon the provisions of IFRS 1 are described in Note 2, Significant accounting policies and changes in estimates.

The most significant differences from US GAAP resulting from exemptions and exceptions permitted by IFRS 1 are the following:

Reference standards and amendments		First-time adoption
IFRS 3	Business Combinations	The Group has not applied the provisions of this standard for business combinations prior to the transition date. IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment.
IAS 19	Employee Benefits	All actuarial gains and losses existing at the transition date have been recognized in equity.
IAS 21	Effect of Changes in Foreign Exchange Rates	Cumulative translation differences for all foreign operations were transferred to retained earnings at January 1, 2004. This adjustment had no impact on opening equity. The cumulative translation adjustment is therefore equal to zero at that date. On disposal of a foreign subsidiary, cumulative translation differences arising prior to January 1, 2004 are not recycled to the income statement.

Reconciliation of consolidated net income and comprehensive income to US GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from IFRS to US GAAP and in the components of shareholders’ equity for US GAAP purposes. The following is a reconciliation of net income (loss) as reported in the Consolidated Statement of Income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the years ended December 31, 2006, 2005 and 2004:

Reconciliation of consolidated net income to US GAAP

		Year ended December 31,
		2006	2006	2005	2004
(in millions, except per share data)		$	€	€	€
	Notes
Consolidated net income after tax of France Telecom SA, as reported in the Consolidated Statement of Income under IFRS		6,292	4,768	6,360	3,210
Consolidated net income after tax attributable to minority interests		830	629	651	193
Consolidated net income after tax attributable to equity holders of France Telecom SA		5,462	4,139	5,709	3,017
Adjustments to conform to US GAAP
Fair value of tangible assets	C	26	20	14	26
Accounting for the impairment of goodwill	D	2,069	1,568	(180)	534
Impairment and amortization of intangible assets	F	(484)	(367)	(271)	(301)
Sale and leaseback of real estate	G	81	61	52	58
Adjustments relating to the 1996 quasi reorganization and change of status	H	22	17	18	75
Sale of TDF	I	-	-	578	-
Share based payment	J	-	-	(10)	(168)
Accounting for bonds redeemable into shares of France Telecom	K	135	102	39	54
Derivative instruments and hedging activities	L	(103)	(78)	(29)	(45)
Written put options	M	8	6	9	69
Sale of investments	N	(21)	(16)	468	40
Capitalization of interest costs	O	(104)	(79)	(30)	20
Pension obligations and other employee benefits	P	(141)	(107)	(128)	(271)
FIN 46R	Q	-	-	-	(647)
Revenue recognition	R	42	32	(1,132)	177
Other		(138)	(104)	123	240
Deferred taxes (including effect on the above adjustments)	S	116	88	467	81
Net income attributable to equity holders of France Telecom SA as adjusted for US GAAP		6,970	5,282	5,697	2,959
Net income as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax		3,008	2,279	5,038	3,272
Discontinued operations attributable to equity holders of France Telecom SA, after tax	T	3,962	3,003	1,380	334
Cumulative effect of change in accounting principle, after tax	Q&R	-	-	(721)	(647)
Net income attributable to equity holders of France Telecom SA as adjusted for US GAAP		6,970	5,282	5,697	2,959
Earnings per share as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax
— Basic	U	1.15	0.88	2.01	1.34
— Diluted	U	1.14	0.86	1.94	1.32
Earnings per share as adjusted for US GAAP after discontinued operations and cumulative effect of change in accounting principle, after tax
— Basic	U	2.68	2.03	2.28	1.21
— Diluted	U	2.63	2.00	2.19	1.19

Consolidated comprehensive Income under US GAAP

	Year ended December 31,
	2006	2006	2005	2004
(in millions)	$	€	€	€
Net income as adjusted attributable to equity holders of France Telecom SA for US GAAP	6,970	5,282	5,697	2,959
Other Comprehensive Income
Unrealized gains on securities (net of €(2) million, €0 million and €6 million in taxes, respectively)	(9)	(7)	48	30
Unrealized losses on derivative instruments and hedging activities (net of €(32) million, €33 million and €3 million in taxes, respectively)	83	63	(32)	(36)
Change in minimum pension liability adjustment (€(23) million for 2005 and €34 million in taxes for 2004)	(1)	(1)	32	(62)
Foreign currency translation adjustment	273	207	1,417	675
Comprehensive income	7,316	5,544	7,162	3,566

Reconciliation of consolidated operating income to US GAAP

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Year ended December 31,
	2006	2006	2005	2004
(in millions)	$	€	€	€
Operating income under IFRS as reported in the Consolidated Statement of Income	9,222	6,988	10,498	8,770
Reclassifications to conform to regulation S-X
Share of the P&L of associates and JV accounted under equity method	(32)	(24)	(20)	(30)
Discounting	(162)	(123)	(164)	(148)
Operating income under IFRS presented in accordance with regulation S-X	9,028	6,841	10,314	8,592
Adjustments to conform to US GAAP
Accounting for the impairment of goodwill	2,304	1,746	-	534
Impairment and amortization of intangible assets	(365)	(277)	(200)	(193)
Sale and leaseback of real-estate	187	142	139	155
Adjustments relating to the 1996 quasi reorganization and change of status	23	17	18	75
Sale of TDF	-	-	578	-
Share-based compensation	-	-	(10)	(170)
Gains (losses) on disposal of assets	31	24	496	23
Capitalization of interests costs	(108)	(82)	(88)	(57)
Pension obligations – actuarial gains and losses	(136)	(103)	(134)	(271)
Revenue recognition	50	38	(30)	180
Discontinued operations (under US GAAP only * )	(12)	(9)	(952)	(12)
Consolidation of TPSA and other entities under IFRS that are equity method investees under US GAAP	(1,437)	(1,089)	(1,268)	(757)
Other operating income	(141)	(107)	142	80
Operating income under US GAAP	9,424	7,141	9,005	8,179
*	Tower and FTMSC (see note 37.1 (T))

The main difference between IFRS and US GAAP affecting operating income relates to a difference in consolidation methods of certain entities that are consolidated under IFRS but accounted for as equity method investees under US GAAP. See Note 37.1 “Consolidation methods”.

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

US GAAP and the SEC generally require presentation of expenses by function, also known as the “cost of sales” method. France Telecom has prepared the following schedule which meets the SEC reporting format set forth in SEC Regulation S-X Rule 5-03. The financial numbers disclosed in the following schedule are prepared under IFRS:

	Year ended December 31,
	2006	2006	2005	2004
(in millions)	$	€	€	€
Revenue under IFRS	68,231	51,702	48,082	45,285
Costs of services and products (exclusive of depreciation and amortization shown below)	(27,154)	(20,576)	(18,851)	(16,673)
Selling, general and administrative (exclusive of depreciation and amortization shown below)	(16,586)	(12,528)	(11,395)	(11,367)
Research and development (exclusive of depreciation and amortization shown below)	(684)	(558)	(555)	(502)
Depreciation and amortization	(10,325)	(7,824)	(7,024)	(7,980)
Disposal of assets	128	97	1,089	723
Asset impairment and net restructuring and other charges	(4,582)	(3,472)	(1,032)	(894)
Operating income under IFRS presented in accordance with SEC Regulation S-X Rule 5-03	9,028	6,841	10,314	8,592

Reconciliation of consolidated equity attributable to equity holders of France Telecom SA to US GAAP

The following is a reconciliation of equity attributable to equity holders of France Telecom SA as reported in the Consolidated Balance Sheet as adjusted for the approximate effects of the application of US GAAP as of December 31, 2006, 2005 and 2004:

		At December 31,
		2006	2006	2005	2004
(in millions)		$	€	€	€
Equity as reported in Consolidated Balance Sheet under IFRS		41,754	31,638	28,438	17,683
Minority intests		6,393	4,844	3,578	3,232
Equity attributable to equity holders of France Telecom SA as reported in the Consolidated Balance Sheet under IFRS		35,361	26,794	24,860	14,451
Adjustments to conform to US GAAP
Historical business combinations	A	6,792	5,147	5,073	4,776
Other business combinations and purchase of minority interest	B	218	165	232	406
Fair value of tangible assets	C	(129)	(98)	(117)	(125)
Accounting for goodwill – non amortization and impairments	D	(19,983)	(15,142)	(16,427)	(15,609)
Step acquisition of equity method investees	E	166	125	124	118
Impairment and amortization of intangible assets	F	(1,640)	(1,243)	(888)	(671)
Sale and leaseback of real estate	G	(480)	(364)	(425)	(477)
Adjustments relating to the 1996 quasi reorganization and change of status	H	(94)	(71)	(88)	(106)
Sale of TDF	I	-	-	-	310
Share based payment	J	-	-	-	129
Accounting for bonds redeemable into shares of France Telecom	K	(1,005)	(761)	(905)	(964)
Derivative instruments and hedging activities	L	252	191	275	356
Written put options	M	32	25	20	422
Sale of investments	N	188	142	116	120
Capitalization of interest costs	O	1,546	1,172	1,233	1,212
Pension obligations and other employee benefits	P	(155)	(118)	74	135
FIN 46R	Q	-	-	-	(889)
Revenue recognition	R	484	367	336	1,472
Other		(31)	(23)	(116)	(231)
Deferred taxes (including effect on the above adjustments)	S	(196)	(148)	(226)	(806)
Equity attributable to equity holders of France Telecom SA as adjusted for US GAAP		21,326	16,160	13,150	4,029

The components of shareholders’ equity for US GAAP purposes as of December 31, 2006, 2005 and 2004 are as follows:

	At December 31,
	2006	2006	2005	2004
(in millions)	$	€	€	€
Share capital	13,762	10,428	10,412	9,869
Additional paid-in capital	53,585	40,604	40,557	37,698
Retained earnings	(41,883)	(31,737)	(34,482)	(38,736)
Accumulated Other Comprehensive Income:
Unrealized gains and losses on securities, net of related taxes:	117	89	96	48
Unrealized gains and losses on cash flow hedges, net of related taxes	(71)	(54)	(117)	(85)
Minimum pension liability adjustment, net of related taxes	-	-	(38)	(70)
FAS 158 adoption adjustment (€(134) million net of €35 million deferred taxes)	(131)	(99)	-	-
Foreign currency translation adjustment, net of related taxes	(4,053)	(3,071)	(3,278)	(4,695)
Accumulated Other Comprehensive Income	(4,138)	(3,135)	(3,337)	(4,802)
Total shareholders’ equity attributable to equity holders of France Telecom SA as adjusted for US GAAP	21,326	16,160	13,150	4,029

As explained in Note 30.4, cash and stocks dividends of €2,602 million, €1,184 million and €617 million respectively were paid in 2006, 2005 and 2004. The net increase in share capital and additional paid in capital between 2004 and 2005 is mainly due to the capital increase of €3,020 million as a result of the acquisition of Amena in 2005.

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

The following describes the primary differences between IFRS and US GAAP in relation to business combinations as a result of the IFRS 1 exemption election: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP, the date of the signed agreement or public announcement, and under IFRS the date of exchange, (ii) a different treatment in purchase accounting of certain identifiable assets and liabilities, (iii) the treatment of contingent consideration in the cost of the business combination, (iv) the measurement of goodwill impairment as described in Note 37.1(D), and (v) the accounting for acquired minority interests of consolidated subsidiaries as described in Note 37.1(E) and 37.1(M).

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

Purchase of additional Orange shares held by E.On: Following the transitional provisions of IFRS 1, no adjustment was made to the historical treatment under French GAAP of the 2002 settlement of the E.On put option on shares of Orange SA. Under this treatment, France Telecom recorded the additional investment in Orange at the amount of consideration paid to the counterparty. Under US GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.On put option. The put option had been accounted for at fair value under SFAS 133.

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

The historical business combinations noted above result in the following differences in net equity between IFRS and US GAAP:

Historical business combinations (in millions of Euros)	December 31, 2006	December 31, 2005	December 31, 2004
Adjustment on Orange plc acquisition cost	3,332	3,265	3,174
Purchase of additional shares held by E.On	(359)	(359)	(359)
Acquisition of Equant	1,160	1,160	1,004
Equant - Contingent Value Right (“CVR”)	916	916	793
Others	98	91	164
Total	5,147	5,073	4,776

Other business combinations and purchase of minority interest (B)

The IFRS accounting for business combinations is described in Note 4.

The business combinations and purchase of minority interest included within this section result in the following differences between net equity under IFRS and US GAAP:

Business combinations (in millions of Euros)	December 31, 2006	December 31, 2005	December 31, 2004
2006 Acquisition of the controlling interest of JTC	(55)	-	-
2006 and 2005 Acquisition of Amena	(22)	16	-
2005 Acquisition of Orange Slovensko minority interest	36	33	-
2005 Acquisition of remaining Equant assets and liabilities	(61)	(61)	-
2004 Acquisition of Wanadoo SA minority interest	107	107	107
2004 and 2003 Acquisition of Orange SA minority interest	328	328	328
Other (1)	(168)	(191)	(29)
Total	165	232	406
(1)

Other includes €(114) million related to the change in accounting under IFRS for Sonatel from the proportionate consolidation method of accounting to full consolidation in 2005. Under US GAAP, Sonatel is accounted for under the equity method in 2006, 2005 and 2004.

The adjustments included above result primarily from the business combinations described hereafter.

As discussed in Note 4 to these consolidated Financial Statements, under IFRS, France Telecom accounts for the acquisition of subsidiaries under the purchase method of accounting. The cost of the acquisition is measured as the fair value of assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill. For the purchase of minority interests or the purchase of remaining assets and liabilities of a subsidiary, France Telecom recognized goodwill for the difference between the purchase price and book value of the net assets acquired.

Under US GAAP, for both business combinations and purchase of minority interests, France Telecom is required to allocate the cost of the acquired interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. It was determined that for the transactions described, the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their US GAAP carrying values, except for certain tangible and intangible assets. The fair value of tangible and intangible assets was determined, and was recognized in conjunction with the purchase price allocation.

The following tables present the allocation of total purchase prices under US GAAP.

YEAR ENDED DECEMBER 31, 2006

(in millions of Euros)	JTC (1)	Amena (2)	Orange Slovensko (3)
Purchase price consideration	145	1,647	534
Book value of net assets acquired	45	172	127
Tangible book value of net assets acquired	45	172	127

Remaining purchase price adjustments:

Deferred tax valuation adjustments		889
Customer lists	19	458	118
Licenses	1	117	(22)
Brand names	2
Deferred taxes on adjustments	(5)	(201)	(18)
Goodwill	83	212	329

(1) Acquisition of 11% interests of Jordan Telecommunications Company

On April 4, 2006, France Telecom acquired an additional 12% interest (45,241,056 shares) in Jitco from Arab Bank for a cash consideration of €60 million. Pursuant to this transaction, France Telecom owns 100% of Jitco, holding company of Jordan Telecommunications Company (JTC), the historical telecoms operator in Jordan. Goodwill relating to this transaction amounted to €20 million.

On July 5 and November 30, 2006, France Telecom successively acquired 10% and then 1% less one share (27,499,999 shares) of JTC, company consolidated using the proportionate consolidation under IFRS and consolidated using equity method under US GAAP, from the Jordanian government for a cash consideration of €145 million. Pursuant to these transactions, France Telecom owns 51% less one share of JTC. By virtue of amendments made to the shareholders’ agreement with the Jordanian government, France Telecom controls and therefore fully consolidates JTC from July 5, 2006, under both IFRS and US GAAP. Goodwill relating to these two transactions amounted to €83 million.

The customer lists and licenses are amortized over their expected useful lives.

Differences in accounting between IFRS and US GAAP for the acquisition of the minority interest in JTC resulted in an adjustment of €(55) million to the shareholders’ equity at December 31, 2006.

(2) Amena :acquisition of an additional interest in Amena and impacts of the Spanish entities merger

In March 2006, in accordance with the undertakings made in November 2005 upon the acquisition of 79.4% of Auna, France Telecom acquired an additional 0.61% interest in Auna (now France Telecom Operadores de Telecomunicaciones SA (FTOT)) from the minority shareholders for a cash consideration of 49 million euros, raising its shareholding to 80%. Under US GAAP, this acquisition resulted in the reversal of the €31 million difference between IFRS and US GAAP to the consolidated shareholders’ equity as of December 31, 2006, as it was accounted for as a forward contract under US GAAP at December 31, 2005. In addition, FTOT acquired an additional 1.4% interest in Retevision Movil SA (Amena), for a cash consideration of 106 million euros, raising its shareholding to 99.3%. These transactions resulted in the recognition of intangible assets net of tax for €33 million.

In May and July 2006, France Telecom received 124 million euros pursuant to the purchase price adjustment provisions. These price adjustments were recorded as a deduction from goodwill.

The total impact of these operations occurring during the first half of 2006 was a decrease of US GAAP goodwill by €65 million.

On July 31, 2006, in accordance with the undertakings made in November 2005, FT España, FTOT and Amena merged into FT España. The minority shareholders of FTOT and Amena received shares in FT España in exchange for their interests. After the merger, France Telecom’s ownership interest in FT España is 79.29%. France Telecom applied the accounting treatment described in Note 2.1.2. The merger was treated as an acquisition of the minority interests in FTOT and Amena followed by the disposal of 20.71% of FT España. The disposal of 20.71% of FT España resulted in a gain of €91 million. Due to the preemption right and call option held by France Telecom over these minority interests, the gain was deferred at December 31, 2006.

Pursuant to the merger, certain assets recognized in the consolidated financial statements upon the acquisition of Auna in November 2005 became tax deductible. Consequently, the deferred tax liabilities recognized at the time of the acquisition in connection with these assets were reversed against goodwill.

Following this transactions, goodwill amounted to €4,792 million at December 31, 2006 under US GAAP.

The existing difference in accounting between IFRS and US GAAP to the shareholders’ equity at December 31, 2006, mainly relates to the 2005 difference on the carrying amount of the Amena assets acquired, due to the difference in the accounting treatment of borrowing costs.

(3) Acquisition of Orange Slovensko minority interest

In November 2005, France Telecom acquired the remaining Orange Slovensko shares not already held.

Difference in accounting between IFRS and US GAAP for a hedge of the acquisition of the minority interest in Orange Slovensko resulted in an adjustment of €36 million and €33 million to the shareholders’ equity at December 31, 2006 and 2005, respectively.

The customer lists and licenses are amortized over their expected useful lives of 5 and 16.8 years, respectively.

YEAR ENDED DECEMBER 31, 2005

(in millions of Euros)	Equant (4)	Orange Romania (5)	Amena (6)
Purchase price consideration	590	408	6,429
Book value of net assets acquired	291	133	653
Less: Recorded tangible assets	239	25
Less: Recorded intangible assets	23		198
Tangible book value of net assets acquired	29	108	455
Remaining purchase price adjustments:
Forward contract			(31)
Liabilities assumed			(258)
Customer lists		192	1,733
Licenses		6	639
Brand names			13
Fixed assets	268
Software	40
Deferred taxes on adjustments	(14)	(28)	(765)
Goodwill	267	130	4,643

(4) Acquisition of full ownership of Equant

On May 2005, France Telecom acquired the remaining Equant assets and liabilities not already owned by France Telecom.

The differences in accounting for the acquisition of the remaining assets and liabilities of Equant by France Telecom between IFRS and US GAAP resulted in an adjustment to shareholders’ equity of €(61) million for the years ended December 31, 2006 and 2005 respectively.

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

(5) Acquisition of additional interest in Orange Romania

On April 2005, France Telecom acquired 23.5% of Orange Romania, raising the Group’s total stake in the company from 73.3% to 96.8%.

The differences in accounting for the acquisition of the additional interest in Orange Romania by France Telecom between IFRS and US GAAP had no material effect on the consolidated net income and shareholders’ equity, for the years ended December 31, 2006 and 2005.

The customer lists and licenses are amortized over their expected useful lives of 5 and 15 years, respectively.

France Telecom paid a premium for its increased stake in Orange Romania (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired as the transaction enables France Telecom to consolidate its position in the high growth Romanian market.

(6) Acquisition of Amena shares

On November 8, 2005, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares for a total cash consideration of €6.4 billion. As a result of the acquisition, France Telecom held 79.4% of Auna shares. Auna had a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document.

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

US GAAP also requires the use of the purchase method of accounting for all business combinations. However, there were differences in valuation between US GAAP and IFRS as follows:

(1) The carrying amount of the Amena assets acquired under US GAAP of €653 million was higher than the carrying amount recognized under IFRS by €15 million as a result of interest that was capitalized on the borrowings related to the funding of UMTS licenses in accordance with US GAAP. France Telecom has chosen not to capitalize interest as allowed under IFRS.

(2) Under US GAAP, the portion of the purchase price allocated to the identified brand name intangible asset was lower than the amount recognized under IFRS by €347 million, which generated a discrepancy between IFRS and US GAAP goodwill of €173 million, net of the related deferred tax effect. In accordance with US GAAP practice, the brand name was valued based on France Telecom’s intended useful life whereas under IFRS, the brand name was valued based on an indefinite useful life.

(3) France Telecom entered into a forward contract whereby France Telecom would acquire the minority shares on a future date. Under US GAAP, this forward contract has been accounted for as a reduction to minority interest equal to the fair value of the shares at inception. The remaining difference between the initial reduction to minority interest and the carrying amount of the minority interest has been reflected as part of a step acquisition. This resulted in a difference between US GAAP and IFRS of €31 million to the consolidated shareholders’ equity at December 31, 2005.

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

YEAR ENDED DECEMBER 31, 2004

(in millions of Euros)	Wanadoo SA (7)	Orange SA (8)
Purchase price consideration	3,819	6,609

Book value of net assets acquired	1,879	2,906
Less: Recorded intangible assets	4	1,851
Tangible book value of net assets acquired	1,875	1,055

Remaining purchase price adjustments:

Deferred tax valuation adjustments		2,437
Customer lists	503	1,495
Licenses		1,038
Brand names	261	541
Deferred taxes on adjustments	(265)	(401)
Goodwil	1,445	444

(7) Acquisition of Wanadoo SA minority interest

The IFRS accounting treatment of the Wanadoo SA acquisition is discussed in Note 4 to these consolidated financial statements.

Different measurement dates were used in valuing the securities issued in accounting for the acquisition of the minority interest in Wanadoo SA by France Telecom between IFRS and US GAAP resulted in an adjustment of €107 million to the consolidated shareholders’ equity, for the years ended December 31, 2006, 2005 and 2004.

Under IFRS, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their fair value over a reasonable period of time around the transaction announcement date.

Under US GAAP, the brand name was considered as an indefinite lived intangible asset at the date of the acquisition. The customer lists are amortized over their expected useful lives.

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

(8) Acquisition of Orange SA minority interest

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

Different measurement dates were used in valuing the securities issued in accounting for the acquisition of the minority interest in Orange SA by France Telecom between IFRS and US GAAP resulted in an adjustment of €328 million to the consolidated shareholders’ equity, for the year ended December 31, 2006, 2005 and 2004.

Under IFRS, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their fair value over a reasonable period of time around the transaction announcement date.

Under US GAAP, the brand names are not amortized as they are indefinite lived intangible assets. The customer lists and licenses are amortized over their expected useful lives.

Historical fair value of tangible assets (C)

Under IFRS, as allowed under IFRS 1, France Telecom recorded certain tangible assets at fair value as of the date of transition to IFRS.

Under US GAAP, tangible assets are carried at cost, less accumulated depreciation, unless they are considered impaired, at which time they are written down to fair value. It is prohibited to recognize increases in the value of tangible assets. The US GAAP adjustments are required to reverse the increase in fair value under IFRS and the related depreciation expense associated with the increase in the depreciable base of the assets. These adjustments resulted in an increase of net income by €20 million, €14 million and €26 million and in an impact on shareholders’ equity of €(98) million, €(117) million and €(125) million for the years ended 2006, 2005 and 2004, respectively.

Accounting for goodwill - non amortization and impairment (D)

Accounting for non amortization of goodwill:

Prior to the adoption of IFRS on January 1, 2004, France Telecom amortized goodwill in accordance with French GAAP. Under US GAAP, since January 1, 2002, goodwill is not amortized, but tested for impairment on an annual basis. Therefore, the reconciliation to US GAAP reflects an adjustment of approximately €9.4 billion.

Accounting for the impairment:

The impairment impact corresponds to the goodwill impairment charge recognized under US GAAP, added to the impact of the loss in value of investments accounted for using the equity method, net of the reversal of the IFRS impairment impact. For the year ended December 31, 2006, the reconciling item between IFRS and US GAAP resulted in an increase to the income statement under US GAAP of approximately €1.6 billion of which €2,8 billion relate to IFRS impairment charge reversal, €(0.8) billion relating to the impact of applying the SFAS 142 impairment test as explained in (i) and €(0.4) billion relating to the impact of applying APB 18 impairment test to the investment accounted for using the equity method as explained in (ii).

(i) Impairment of goodwill :

The Group carries out impairment tests annually or when indicators show that goodwill may be impaired. Under US GAAP, SFAS 142 requires that goodwill of consolidated entities be tested for impairment using a prescribed two-step process. The first step of the SFAS 142 test compares the fair value of the reporting unit with the unit’s carrying amount, including goodwill. France Telecom estimates the fair value of its reporting units using various methods, including, where appropriate, using a discounted cash flow approach, market comparables, and market capitalizations adjusted for appropriate control premiums. If the reporting unit’s carrying amount is greater than its fair value, an impairment may be present and the second step must be completed to measure the potential impairment. The second step measures the amount of impairment , if any, by comparing the implied fair value of the reporting unit’s goodwill to the carrying amount of the reporting unit’s goodwill.

Due to changes in the reporting structures that took place in the second half of 2006, certain goodwill were reassigned for the purpose of impairment testing to newly identified reporting units. As of December 2006, the following reporting units have been assigned the most significant portions of the outstanding balances of goodwill : Personal France, Personal UK, Personal Spain, Home France, Home UK, Home Netherlands, Home Spain and Enterprise (including Equant).

The following amounts for the impairment of goodwill were recognized since 2004 under US GAAP:

	Year ended
(In € million)	December 2006	December 2005	December 2004
Personal Services Spain	(138)	-	-
Home Services Spain	(117)
Home Services Netherlands	(108)
Home Services UK	(348)
Enterprise (1)	-	-	-
Other (2)	(73)	(73)
Reversal of IFRS impairment charge	2,525 (3)	-	534(1)
Total	1,741	(73)	534
(1)

For the year ended December 31, 2004, under IFRS, France Telecom recorded a goodwill impairment charge totalling approximately €(534) million relating to Equant’s goodwill. Under US GAAP, France Telecom reversed the impairment charge, as the Equant goodwill was already fully written-off in prior years.

(2)	Disposed with PagesJaunes Group during 2006.
(3)	This amount does not include the impact of TP Group that is disclosed in (ii) below.

(ii) Accounting for the loss in value of investments accounted for using the equity method:

As discussed in Note 37.1 “Consolidation methods”, under IFRS, France Telecom’s investment in TP Group is fully consolidated in the France Telecom financial statements. Under US GAAP, TP Group is accounted for using the equity method as described by APB 18 “The equity Method of Accounting for Investments in Common Stock”. France Telecom tested the TP Group investment value using a discounted cash-flows analysis, which resulted in a value similar to the value in use determined under IFRS.

Under IFRS as of December 2006, TP Group recoverable amount was lower than its carrying amount, resulting in an impairment charge of €275 million. Under US GAAP, an impairment charge on investments has been recognized, amounting to €447 million as of December 2006 (€107 million as of December 2005). The difference, compared to IFRS, corresponds to a higher carrying amount under US GAAP due mainly to the fact that goodwill was amortized in 2002 and 2003 under French GAAP, prior to the IFRS adoption date.

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

The historical step acquisition of the TP Group in 2000 and 2001 resulted an adjustment of shareholders’ equity of €125 million, €124 million and €118 million for the years ended 2006, 2005 and 2004, respectively.

As discussed in Note 4 to these consolidated financial statements, on November 2005, TP SA acquired 34% of PTK-Centertel from FT Mobiles International, a wholly-owned subsidiary of France Telecom, for a cash consideration of PLN 4.88 billion. As a result of this transaction, TP SA owns 100% of its mobile subsidiary PTK-Centertel and France Telecom’s shareholding in PTK-Centertel decreased from 65.3% as of December 31, 2004 to 47.5% as of December 31, 2005. Under US GAAP, TP SA is accounted for as an equity method investment in accordance with APB 18. The transaction was deemed to be between related parties, rather than between parties under common control.

Under US GAAP, TPSA is required to allocate the cost of the acquired interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. It was determined the fair values of the acquired share of assets and liabilities already recognized were not different from their US GAAP carrying values, except for certain tangible and intangible assets. The fair value of tangible and intangible assets was determined, and was recognized in conjunction with the purchase price allocation. The total purchase price under US GAAP has been allocated as follows:

(in millions of euros)	PTK Centertel
Purchase price consideration	1,226
Book value of net assets acquired	281
Tangible book value of net assets acquired	281
Remaining purchase price adjustments:
Customer lists	523
Licence	(175)
Deferred taxes on adjustments	(66)
Goodwill in TP Group	663

The customer lists and licence are amortized over their expected useful lives.

Impairment and amortization of intangible assets (F)

Under IFRS and US GAAP, intangible assets with indefinite lives (like the Orange brand name) are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives. The other major intangible assets held and amortized are customer lists (average life of 5 years) and licenses.

As explained in notes 37.1 (A) and (B), under IFRS, certain intangible assets which arose in step acquisitions under US GAAP do not exist, or have a different carrying value than under US GAAP.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of €(367) million, €(271) million and €(301) million to the consolidated net income as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively and €(1,243) million, €(888) million and €(671) million to the shareholders’ equity as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively.

Accounting for impairments of intangible assets:

Differences in accounting for impairments of intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of €52 million, €70 million and €(33) million to the consolidated net income as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively and €138 million, €81 million and €(32) million to the shareholders’ equity as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively.

The main reconciling items between IFRS and US GAAP, for the year ended December 31, 2005, are the following:

-

under US GAAP, the Wanadoo brand name, which arose in step acquisitions, was impaired during the year ended December 31, 2005 for €(247) million. The impairment of the brand name Wanadoo was due to the announcement by France Telecom that this would be replaced by the Orange brand name.

-

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

Accounting for amortization of intangible assets:

Differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of €(419) million, €(341) million and €(268) million to the consolidated net income as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively and €(1381) million, €(970) million and €(639) million to the shareholders’ equity as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively.

The difference between IFRS and US GAAP is attributable to the valuation of major intangible assets held and amortized: customer lists and UMTS licenses. The primary difference between US GAAP and IFRS is in relation to business combinations and relates to a different treatment of identifiable assets.

Under US GAAP, the aggregate intangible assets amortization expenses for the years ended December 31, 2006, 2005 and 2004 were €(2,496) million, €(2,316) million and €(1,161) million, respectively.

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

Under US GAAP, the transactions not qualifying for sale-leaseback accounting were recorded as financings. When the sale was recorded the resulting gains were deferred and amortized over the remaining lease terms. This adjustment resulted in an adjustment of €61 million, €52 million and €58 million to the consolidated net income as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively and €(364) million, €(425) million and €(477) million to the shareholders’ equity as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively.

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

This adjustment resulted in an adjustment of €17 million, €18 million and €75 million to the consolidated net income as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively and €(71) million, €(88) million and €(106) million to the shareholders’ equity as reported under IFRS for the years ended December 31, 2006, 2005 and 2004 respectively.

Sale of TDF (I)

Under IFRS, no adjustment has been made to the 36.2% gain deferral on the sale of TDF, which took place in 2002, as a result of the simultaneous investment by France Telecom in Tower Participation SAS (“Tower”), TDF’s new parent company.

Under US GAAP in 2002, per SAB Topic 5-U and EITF 01-02, a €495 million pre-tax gain, net of fee, was recognized representing the portion of the gain related to third parties, whereas to the extent of the sale to CDC, a party under common control with France Telecom, a €350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value. As mentioned in Note 37.1(Q), this gain has been reversed and included in the cumulative effect of change in accounting principle during 2004 in conjunction with the FIN 46R analysis and has decreased net income by €(0.5) billion for the year ended December 31, 2004.

As of December 2004, France Telecom had classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and had determined that it met the definition of a disposal group as defined by SFAS 144. As discussed in Note 4 to these consolidated financial statements, Tower was disposed of during the year ended December 31, 2005. Consequently the gain on the sale was recognized through the discontinued operations during the year ended December 31, 2005 for €578 million.

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

Under SFAS 123R, France Telecom elected the “Modified Prospective Application” transition method. Under this method, SFAS 123R was applied to new awards and to any awards modified, repurchased, or cancelled after the date of adoption. Awards that were outstanding as of the date of adoption of this standard, continued to be amortized as the respective service was rendered, and the cost of such awards continued to be based on the grant date fair value as measured previously under SFAS 123. The effect of the change from applying the original provisions of SFAS 123 to adoption of SFAS 123R resulted in additional expenses under US GAAP of approximately €(8) million, which has been recognized within “Share based payment” during the year ended December 31, 2005 and was included within “Cumulative effect of change in accounting principle”. The impact of this increase resulted in a decrease in basic and diluted earnings per share by €(0.01) and €0, respectively for the year ended December 31, 2005.

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

The IFRS accounting for the plan is described in Note 2.3.16 to these consolidated financial statements. Under IFRS, at the grant date, which France Telecom considers to be the date on which the main terms of the employee share offer were announced, the fair value of stock options, employee share issues and share grants without consideration is determined. The fair value of employee share offers are recorded immediately in personnel costs, with an adjustment to equity. Other share-based payments are recognized as personnel costs on straight-line basis over the vesting period and in equity for equity-settled plans or in debt for cash-settled plans.

Under US GAAP, France Telecom recognized €122 million (€120 million under IFRS) and €424 million (€247 million under IFRS) as of December 31, 2005 and 2004, respectively, in compensation expense, including compensation for all potential “bonus shares”, based on the fair value of the shares issued at the grant date, which was determined to be the end of the subscription period. All such compensation expense was recognized in the second halves of 2005 and 2004. As these shares were previously issued and outstanding, there is no effect on France Telecom’s capital structure.

Except for the differences notes above, there are no remaining material differences between accounting for share based payment in accordance with SFAS 123R and as recognized under IFRS applicable to France Telecom for the year ended December 31, 2006.

Financial instruments

Accounting for bonds redeemable into shares of France Telecom (K)

The IFRS accounting policy for hybrid financial instruments is disclosed in Note 2.3.11.

The US GAAP adjustments relating to the bonds redeemable into shares of France Telecom noted above had the following impact on France Telecom’s equity as of December 31, 2006, 2005 and 2004:

(millions of Euros)	December 31, 2006	December 31, 2005	December 31, 2004
Accounting for bonds redeemable into shares of France Telecom
Reversal of split due to the compound financial instruments (1)	(1,269)	(1,311)	(1,332)
Repackaging of the TDIRAs (2)	160	235	298
Amortized costs due to split accounting (3)	348	171	70
Total	(761)	(905)	(964)

The US GAAP adjustments relating to the bonds redeemable into shares of France Telecom noted above had the following impact on France Telecom’s net income as of December 31, 2006, 2005 and 2004:

(millions of Euros)	December 31, 2006	December 31, 2005	December 31, 2004
Accounting for bonds redeemable into shares of France Telecom
Repackaging of the TDIRAs and reversal of split due to the compound financial instruments (1)&(2)	(75)	(63)	(60)
Amortized costs due to split accounting (3)	177	102	114
Total	102	39	54

(1) Under IFRS, the TDIRA and OCEANE bonds are determined to be hybrid financial instruments and are therefore separated into a liability component and an equity component. Under US GAAP, the TDIRAs and OCEANEs are reflected as debt at their nominal value at the issuance date. The interests paid and accrued are recorded as interest expense through the income statement. As indicated in Note 21.2 to the IFRS consolidated financial statements, France Telecom repurchased 45,746 TDIRAs,17,270 TDIRAs and 9,220 TDIRAs during the years ended December 31, 2006, 2005 and 2004, respectively. The corresponding additional carrying amount, related to the repurchased TDIRAs was immediately recognized as interest expense in the Consolidated Statement of Income.

(2) The TDIRAs were repackaged during the year ended December 31, 2003. IFRS 1 allowed France Telecom not to apply the IAS 39 provisions to the repackaged debt. Under US GAAP, the terms of the repackaged TDIRAs were not considered substantially different than those of the original instrument. Accordingly, under US GAAP the €438 million fees paid by France Telecom was recognized as an addition to the carrying amount of the TDIRAs. Those fees are amortized to interest expense over a period of seven years using the effective interest rate method. The impact for the years ended December 31, 2006, 2005 and 2004 results in a US GAAP adjustment on shareholders’ equity of €160 million, €235 million and €298 million, respectively, and has reduced US GAAP income by €(75) million, €(63) million and €(60) million, respectively.

(3) Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in a US GAAP adjustment on shareholders’ equity of €348 million, €171 million and €70 million as of December 31, 2006, 2005 and 2004, respectively, and increased US GAAP income by €177 million, €102 million and €114 million for the periods ended December 31, 2006, 2005 and 2004, respectively.

Derivative Instruments and Hedging Activities (L)

The IFRS accounting policy for derivative and hedging instruments is disclosed in Note 2.3.11 to these consolidated financial statements.

The IFRS opening balance sheet as at January 1, 2004 required that all hedge relationships that existed under French GAAP be recognized. Certain derivatives that were terminated prior to January 1, 2004, but which would have qualified as fair value hedges, had an impact on the value of debt in the opening IFRS balance sheet. Any adjusted carrying amount of hedged items are amortized.

Under IFRS, hedge relationships have been designated in the IFRS opening balance sheet as at January 1, 2004 first time application of IFRS, please refer to the above paragraph). Some of these derivatives, that were classified as fair value hedges in the First Time Application Opening Balance Sheet, have been then classified as trading derivatives, consistent with the US GAAP classification. In such cases, any adjusted carrying amount of the hedged items are amortized over the remaining life of the debt.

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

In addition, in 2005 and 2006, some derivatives were entered into, to hedge partial maturity of certain debts. Under IFRS, those derivatives qualified for hedging, which was not allowed under US GAAP.

The above differences between IFRS and US GAAP, primarily due to the IFRS transition timing effects on hedge qualifications, resulted in an adjustment from the IFRS accounts to the US GAAP accounts, including an increase in equity of €191 million, €275 million and €356 million as of December 31, 2006, 2005 and 2004, respectively, and a decrease in income under US GAAP by €(78) million, €(29) million and €(45) million for the years ended December 31, 2006, 2005 and 2004, respectively.

Written put options on minority interests (M)

Under IFRS, as discussed in Note 2.1.2, commitments to purchase minority interests and put options granted to minority shareholders are recognized at fair value as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom. The fair value of commitments to purchase minority interests is revised at each year-end and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

Under US GAAP, in accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), free standing written put options that require France Telecom to physically settle the commitment if exercised by the holder are recognized as liabilities on the balance sheet, at the fair value of such instruments, with any changes in the fair value recognized through the Statement of Income.

When, these options are exercisable by the holder only in the event of specified contractual breaches by France Telecom, if it is not probable that the breach of contract will occur, subsequent adjustments to the value of the instrument are not made after the issuance of the instrument until it is probable that the instrument will become exercisable.

The above differences between IFRS and US GAAP resulted in an adjustment from the IFRS accounts to the US GAAP accounts, including an increase in equity of €25 million, €20 million and €422 million as of December 31, 2006, 2005 and 2004, respectively, and a increase in income under US GAAP by €6 million, €9 million and €69 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Sale of investments (N)

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

Due to the differences in the carrying value of goodwill under IFRS and US GAAP as discussed in Note 37.1(A), (B), (D), and (E), different amounts of goodwill may be allocated to investments disposed of under IFRS and US GAAP, which affects the gain or loss recognized.

Also, due to potential differences in the valuation and other adjustments of certain investments discussed elsewhere in this document, the gains or losses recognized on the sale of such investments may differ under IFRS and US GAAP.

The main impacts as of December 31, 2006 and 2005 are described hereafter.

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

On October 11, 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group, as mentioned in the Note 4 of these financial consolidated statements. The difference in the net equity of PagesJaunes disposed of between IFRS and US GAAP resulted in an adjustment of €(39) million to the consolidated net income for the year ended December 2006. In 2005, France Telecom sold 8% of the share capital of PagesJaunes. The difference in the net equity of PagesJaunes disposed of between IFRS and US GAAP resulted in a decrease in net income by €(26) million. In 2004, through the public exchange offer for Wanadoo shares, 36.9% of the PagesJaunes share capital was traded on the Premier Marché of Euronext Paris; this transactions resulted in a decrease of the consolidated net income by €(33) million.

Capitalization of interest costs (O)

Under IFRS, France Telecom has elected to not capitalize any interest costs.

Under US GAAP, interest costs incurred on qualifying capital expenditures (concerns mostly UMTS licenses), which require a period of time in order for such assets to be ready for their intended use, are capitalized. Once the assets are operational, the capitalized interest associated with the asset is depreciated accordingly. The respective amounts of interest capitalized net of amortization for the years ended December 31, 2006, 2005 and 2004 were €(79) million, €(30) million and €20 million. The capitalization of interests costs under US GAAP results in an adjustment on shareholders’ equity of €1,172 million, €1,233 million and €1,212 million as of December 31, 2006, 2005 and 2004 respectively.

Pension obligations and other employee benefits (P)

The IFRS accounting policy for pensions obligations and other employee benefits is disclosed in Note 2.3.15.

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

Under IFRS, following the transitional provisions of IFRS 1, France Telecom recognized €325 million of unrecognized actuarial gains and losses against shareholders equity as of January 1, 2004, net of tax. Under US GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses, as of such date, continue to be amortized over the employee’s remaining service period, resulting in an additional expense in income of €(107) million, €(128) million and €(271) million for the years ended December 31, 2006, 2005 and 2004 respectively.

As a result, the annual amount of actuarial gains and losses recognized in the income statement differ between US GAAP and IFRS.

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement plans, which amends certain requirements of Statements No. FAS 87 “Employers’ Accounting for Pensions”, No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for termination Benefit,

No. 106 “Employers’ Accounting for Postretirement benefit other than Pensions” and No. 132R. The main effect of the new Statement is that the funded status of all defined benefit pension and other postretirement plans have to be recorded on the balance sheet starting with balance sheets as of December 31, 2006. Under Statement No. 87, 88 and 106, the amount recognized was the funded status reduced by deferred actuarial gains or losses and prior services costs.

In addition and till the end of year 2006, under US GAAP, an additional minimum pension liability (“AML”) is required if an unfunded Accumulated Benefit Obligation (“ABO”) exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported in other comprehensive income. The minimum pension liability was approximately €47 million, €52 million and €106 million as of December 31, 2006, 2005 and 2004, respectively. Under IFRS, the recognition of an additional minimum pension liability is not required for pension obligations. Once funded status of the defined Benefits Plans are recognized under FAS158, there is no longer a need for the Company to report an additional minimum liability. The elimination of the AML as of December 31 2006, is included in the first time adoption adjustment of FAS No. 158.

Because the recognition requirements of SFAS 158 are required to be applied at the end of the year of adoption, France telecom first recognized AML amounts, prior to recognizing the funded status of its benefit plans. The effect of recording the funded status of a plan under SFAS 158 includes the elimination of the AML.

The incremental effect of applying Statement 158 is illustrated in the table below :

(in millions of Euros)	Pre-FAS 158	FAS 158 adoption adjustments	Post FAS158
Year ended December 31, 2006
Accrued liabilities	(2,679)	(55)	(2,734)
Intangible assets	31	(31)	0
Deferred tax (1)	10	25	35
Accumulated Other comprehensive income net of tax	(3,074)	(61)	(3,135)
Total shareholders’ equity attributable to equity holders of France Telecom SA	16,221	(61)	16,160
(1)	On AOCI pension items

Please see the following for a reconciliation of the items that comprise the adjustments from IFRS net income and shareholders’ equity to US GAAP net income and shareholders’ equity:

	For the years ended December 31,
(millions of Euros)	2006	2005	2004
Amortization of actuarial gains and losses under US GAAP (reversal of IFRS 1 impact)	(102)	(128)	(271)
Other	(5)	-	-
US GAAP adjustment to net income attributable to equity holders of France Telecom SA as reported under IFRS	(107)	(128)	(271)
Unrecognized actuarial gains and losses net of amortization	22	126	246
Minimum pension liability adjustment and other employee benefits before SFAS 158 adjustment	(47)	(52)	(111)
SFAS 158 adjustment : cancellation of Minimum Pension liability	47	-	-
SFAS 158 adjustment : actuarial gain and loss in AOCI	(134)	-	-
Other	(6)
US GAAP adjustment to shareholders’ equity attributable to equity holders of France Telecom SA as reported under IFRS	(118)	74	135

FIN 46R (Q)

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

•	Qualified Technical Equipment leases

France Telecom also determined that cross-leasing transactions with different third parties in the case of Qualified Technical Equipment (“QTE”) leases include entities that are considered VIEs. For certain of these QTE leases, France Telecom is the primary beneficiary. However, as France Telecom already consolidates the respective VIE, there was no additional impact on the consolidated financial statements for the year ended December 31, 2006, 2005 or 2004.

•	Tele-Invest and Tele-Invest II

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

•	Tower

In addition, France Telecom has determined that the Tower Participation SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE. France Telecom, as the holder of the larger interest in Tower as a result of an investment in CDC, a party deemed to be under common control, was determined to be the primary beneficiary of Tower, and consolidated Tower during 2004 under US GAAP. Under IFRS, Tower was not consolidated as there is no such requirement under SIC 12 to increase investment interest as a result of interests held by parties under common control. With the application of FIN46R, the initial gain on the sale of TDF, recognized in December 2002 under both SAB Topic 5-U and EITF 01-02 (see Note37.1 (I)), was reversed and included in the cumulative effect of a change in accounting principle. As a consequence, the impact of the first consolidation under FIN46R of Tower was (i) to increase France Telecom’s consolidated assets and liabilities by approximately €1.1 billion, including an increase in France Telecom’s consolidated debt by approximately €1.7 billion, and to (ii) decrease France Telecom’s consolidated net income by €0.5 billion for the year ended December 31, 2004. In December 2004, France Telecom classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and determined that it met the definition of a disposal group as defined by SFAS 144. As discussed in Note 4 to these consolidated financial statements, Tower was disposed of during the year ended December 31, 2005, and as such, France Telecom no longer holds an interest in Tower. As such, France Telecom has deconsolidated the entity as of the date of sale, and recognized the gain on the sale during the year ended December 31, 2005.

Due to the adoption of FIN 46R in 2004, a charge was recorded as a cumulative effect of a change in accounting principle for €(0.6) billion in the statement of operations in accordance with US GAAP. This amount is related to Tele-invest and Tele-invest II (€(0.1) billion) and Tower (€(0.5) billion).

Revenue recognition (R)

The IFRS accounting policy for revenue recognition is disclosed in Note 2.3.3.

Until January 1, 2005, under US GAAP, activation fees and certain other one-time charges were deferred and recognized over the average life of the related customer relationship period. In addition, under US GAAP, related direct incremental costs, up to the amount of revenues, were also deferred and subsequently amortized in accordance with the election provided in SAB Topic 13.

As of January 1, 2005, France Telecom changed its accounting policy for such deferred incremental costs, to expensing them as incurred. The change was made to align France Telecom’s accounting policy with other European Telecoms, to clarify external IFRS and US GAAP communications, and to align the US GAAP accounting policy to the IFRS policy. This change in accounting treatment under US GAAP resulted in an adjustment of €(713) million net of tax, or €(0.28) and €(0.27) per basic and diluted earning per share, respectively, which has been recorded as a cumulative effect of change in accounting policy during the year ended December 31, 2005.

Under IFRS, France Telecom accounts for certain sales incentives, both with and without renewal obligations, in accordance with the interpretation made by the French standard setter (“CNC”). Under US GAAP, France Telecom accounts for certain sales incentives given to customers with renewal obligations in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-9”), and thereby recognizes such sales incentives upon the renewal of the customer. For the years ended December 31, 2006, 2005 and 2004, the US GAAP net income impacts of this recognition were €32 million, €(41) million and €99 million, respectively, and this item has increased US GAAP equity by €367 million, €336 million and €381 million, respectively.

Multiple-element arrangements

France Telecom’s policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with EITF issue No. 00-21, “Revenue arrangements with Multiple Deliverables” and IFRS 18.13. Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (1) it has value to the customer on a standalone basis and (2) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

When a delivered item does not qualify as a separate unit of accounting, arrangement consideration allocable to that item is combined with the amount allocable to other undelivered items within the arrangement. For example, France Telecom may charge connection fees to the customer as part of some arrangements for telecommunications service. Connection fees are not considered a separate unit of accounting as they do not have value for the customer on a standalone basis. The amount received for these fees is thus reallocated to the subsequent service to be delivered and is recognized in revenue as the service is rendered.

Deferred taxes (S)

Due to the reconciling adjustments between IFRS and US GAAP, deferred tax differences of approximately €(148) million, €(226) million and €(806) million have been recognized on shareholders’ equity under US GAAP as of December 31, 2006, 2005 and 2004, respectively. The increase in 2005 is mainly due to the tax effect of €378 million related to the change of accounting policy regarding customer activation fees as explained in Note 37.1 (R).

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

Discontinued Operations (T)

Under IFRS, operations are classified as discontinued if they have been either disposed of, or are classified as held for sale, and (i) represent a major line of business or geographical area of operation (ii) or the disposal is part of a single coordinated plan (iii) or if the operations constitute a subsidiary acquired exclusively with a view to resale.

Under US GAAP, operations are classed as discontinuing operations if the operations and their cash flows can be clearly distinguished and will be eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations after the disposal.

As of December 2004, France Telecom has classified Tower Participation SAS (“Tower”) as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and has determined that it meets the definition of a disposal group as defined by SFAS 144. Tower was disposed of during 2005 and the gain on the sale was recognized through the discontinued operations, under US GAAP only, for the years ended December 31, 2005, 2004 for €955 million and €13 million, respectively.

As of December 2006, FTMSC is presented as a discontinued operation under US GAAP only. France Telecom has disposed of FTMSC in October 2006 and has determined that it meets the definition of a disposal group as defined by SFAS 144.The gain on the sale is presented within the discontinued operations line item under US GAAP only. The impacts of the reclassification for the years ended December 31, 2006, 2005, 2004 were €9 million, €(3) million and €(1) million, respectively.

As of December 2006, as described in Note 4 to these consolidated financial statements, PagesJaunes Group is presented as a discontinued operation under both IFRS and US GAAP.

Earnings per share (“EPS”) (U)

The following table reconciles the numerators and denominators used to calculate the US GAAP basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004. The prior year amounts have been adjusted for the discontinued operation presentation during the current year.

	For the year ended December 31,
(millions of Euros, except per share data)	2006	2005	2004
Net income from continuing operations
Basic income (loss) available to common shareholders from continuing operations	2,279	5,038	3,272
Effect of dilutive securities	12	176	4

Dilutive income (loss) available to common shareholders from continuing operations	2,291	5,214	3,276

Discontinued operations	3,003	1,380	334
Cumulative effect of change in accounting principle	-	(721)	(647)

Weighted average shares (millions)
Basic weighted average shares outstanding	2,604	2,503	2,444
Effect of dilutive securities	48	183	38

Dilutive weighted average shares outstanding	2,652	2,686	2,482

Basic EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	0.88	2.01	1.34
Discontinued operations	1.15	0.55	0.14
Cumulative effect of change in accounting principles	-	(0.29)	(0.26)

Net income (loss)	2.03	2.28	1.21

Diluted EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	0.86	1.94	1.32
Discontinued operations	1.13	0.51	0.13
Cumulative effect of change in accounting principles	-	(0.27)	(0.26)
Net income (loss)	2.00	2.19	1.19

Consolidation methods

The principles covering the scope of consolidation under IFRS are set forth in Note 2.3.1.

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

In addition, as included in Note 37.1(Q) to these consolidated financial statements, under US GAAP, FIN 46R prescribes that certain variable interest entities (“VIE”) are to be consolidated if France Telecom is the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such investments.

For the year ended December 31, 2006, France Telecom applied the equity method of consolidation for appropriate investments which have been consolidated under the proportional method under IFRS. This difference in accounting treatment has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for IFRS. However, it does have an effect on the presentation of certain balance sheet, profit and loss or cash fow items between IFRS and US GAAP.

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

For the year ended December 31, 2006, the approximate effects on the consolidated financial statements from applying certain consolidation methods for accounting for other investments that would be accounted for under the equity method under US GAAP (except for TP Group which is presented below), have resulted in an impact on the IFRS consolidated assets of €1,500 million (1.45%), on operating income of €466 million (6.7%), and on operating cash flows of €651 million (4.7%).

•	TP Group

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

	As of December 31,
(millions of Euros)	2006	2005	2004
Balance Sheet data
Current assets	809	1,130	1,471
Long-term assets	9,615	10,586	10,147
Current liabilities	1,913	2,005	1,472
Long-term liabilities	1,883	2,645	3,022
Net assets	6,628	7,066	7,124
France Telecom’s share of net assets (including equity method excess basis)	4,626	5,198	4,978

	For the year ended December 31,
(millions of Euros)	2006	2005	2004
Statement of Income data
Sales of services and products	4,752	4,543	4,082
Operating income	597	930	693
Financial charges	(366)	(204)	(155)
Net income before minority interest	117	631	424
France Telecom’s share of net income (including equity method excess basis)	(89)	338	235
Statement of Cash Flows data
Cash flows provided by operating activities	1,811	1,834	1,887
Cash flows used in investing activities	(803)	(843)	(580)
Cash flows used in financing activities	(994)	(353)	(1,049)

The quoted market value of France Telecom’s investment in TP Group was approximately €4.3 billion as of December 31, 2006.

Valuation allowances under IFRS

Details of asset valuation allowances under IFRS recorded during the past three years are as follows:

	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes	Balance at end of period
(millions of Euros)
Year ended December 31, 2006
Valuation allowances relating to:
Other financial assets	156	3	(12)	147
Trade accounts receivable	1,264	(150)	22	1,136
Inventories	109	(17)	3	94
Other assets	33	3	0	36
Year ended December 31, 2005
Valuation allowances relating to:
Other financial assets	140	2	14	156
Trade accounts receivable	1,340	(172)	96	1,264
Inventories	103	(1)	7	109
Other assets	38	6	(11)	33
Year ended December 31, 2004
Valuation allowances relating to:
Other financial assets	261	(116)	(5)	140
Trade accounts receivable	1,346	(166)	160	1,340
Inventories	125	(19)	(3)	103
Other assets	26	12	-	38

Guarantees

The recognition provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002.

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

37.2 – Recent US GAAP Accounting pronouncements

SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities–including an amendment of FASB Statement No. 115

In February 2007, the Financial Accounting Standards Board (‘FASB’) issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“FAS 115”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. It applies to all entities, including not-for-profit organizations, however, the amendment to FAS 115 applies to all entities with available for sale and trading securities. This Statement is effective for fiscal years beginning after November 15, 2007. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 157 – Fair Value Measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for France Telecom for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FIN 48 – Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. FIN 48 is effective in fiscal years beginning after December 15, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated financial statements.

FSP No. SFAS 123(R)-6 – Technical Corrections of FASB Statement No. 123(R)

In October 2006, the FASB issued this FSP which addresses certain technical corrections to FASB Statement No. 123(R). Specifically, it amends (a) paragraph A240(d)(1) to exempt nonpublic entities from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and share options expected to vest, (b) paragraph A102 of Illustration 4(b) to revise the computation of the minimum compensation cost that must be recognized to comply with Paragraph 42 of Statement 123(R), (c) paragraph A170 of Illustration 13(e) to indicate that at the date the illustrative awards were no longer probable of vesting, any previously recognized compensation cost should have been reversed, and (d) paragraph E1 to amend the definition of short-term inducement to exclude an offer to settle an award. This FSP is effective for the first reporting period beginning afterOctober 20, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 123(R)-5 – Amendment of FASB Staff Position FAS 123(R)-1

In October 2006, the FASB issued this FSP which amends FSP FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R), to clarify that when an instrument held by an individual that is no longer an employee is modified or exchanged in connection with an equity restructuring or business combination, the instrument would still be subject to the recognition and measurement provisions of FASB Statement No. 123(R), Share-Based Payment, if certain criteria are met. The new guidance states that a modification of an instrument does not include an exchange or a change to the terms of an award if that exchange or change is made only to reflect an equity restructuring or business combination provided that (1) either there is no increase in value to the holders of the instrument or the change in the terms of the award is not done in contemplation of an equity restructuring or a business combination and (2) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. The provisions of FSP FAS 123(R)-5 should be applied in an entity’s first reporting period beginning after October 10, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 13-2 – Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction

In July 2006, the FASB issued this FSP which addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. The guidance in this FSP amends FAS 13, Accounting for Leases. For purposes of applying this FSP, advance payments and deposits made with a taxing authority shall not be considered an actual cash flow of the leveraged lease; rather, those payments and deposits shall be included in the projected settlement amount. The accounts constituting the net investment balance shall be adjusted to conform to the recalculated balances, and the change in the net investment shall be recognized as a gain or loss in the year in which the assumption is changed. The pretax gain or loss recognized shall be included in income from continuing operations before income taxes in the same line item in which leveraged lease income is recognized. The tax effect of the recognized gain or loss shall be included in the income tax line item. The guidance in this FSP applies only to changes or projected changes in the timing of income taxes that are directly related to the leveraged lease transaction. The guidance in this FSP shall be applied to fiscal years beginning after December 15, 2006. Earlier application is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-09 – Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee

In December 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-09, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee. This issue concludes that a parent or an investor should report a change to (or the elimination of) a previously existing difference between the parent’s reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an equity method investee in the parent’s or investor’s consolidated financial statements as a change in accounting principle in accordance with the provisions of Statement 154. It is effective for the first interim or annual reporting periods beginning after November 29, 2006. France Telecom does not expect this to have a significant impact on its consolidated results of operations, financial position, and cash flows.

EITF 06-07 – Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Conversion Criteria in FAS 133

In December 2006, the EITF issued EITF 06-07, Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Conversion Criteria in FAS 133. This issue concludes that an issuer should account for a previously bifurcated conversion option in a convertible debt instrument if the embedded conversion option no longer meets the bifurcation criteria in Statement 133 by 1) reclassifying the carrying value of the liability for the conversion option (that is, its fair value on the date of reclassification) to shareholders’ equity and continuing to amortize any debt discount recognized when the conversion option was bifurcated from the convertible debt instrument and 2) an entity should continue to recognize the issuer’s economic borrowing costs related to a convertible debt instrument by requiring continued recognition of the proportion of the borrowing costs related to the debt discount recorded at issuance. In addition, a description of the principal changes causing the embedded conversion option to no longer require bifurcation under Statement 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. This EITF is effective for interim or annual periods beginning after December 15, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-03 – How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the EITF issued EITF 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation). This issue relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. The EITF states that presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to APB Opinion 22 if those amounts are significant. This issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-01 – Accounting for Considerations Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider

In June 2006, the EITF issued EITF 06-01, Accounting for Considerations Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider. This issue deals with the accounting treatment of various forms of consideration given by a service provider and its relation to EITF 01-9. It states that 1) a service provider should characterize the consideration given to a third-party manufacturer or reseller (that is not a customer of the service provider) based on the form of consideration directed by the service provider to be provided to the service provider’s customer; 2) if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the service provider’s customer, it is in substance the same as consideration given by a service provider to the service provider’s customer, and; 3) that the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) that can be contractually linked to the benefit received by the service provider’s customer should be accounted for in accordance with the model in EITF 01-9. This EITF is effective for the first annual reporting period beginning after June 15, 2007.

EITF 05-01 – Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option

In June 2006, the EITF issued EITF 05-01, Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option. This issue deals with the contingently convertible instruments (CoCos) addressed in Issue 04-8 which may also contain an embedded issuer call option that, upon exercise, permits conversion of an instrument by the holder even when the instrument’s market price trigger has not been met. Although this Issue was raised in the context of CoCos with market price triggers, it also extends beyond market price triggers to any situation in which a call option permits conversion of an instrument by the holder that is not otherwise convertible or not otherwise currently convertible because of a contingency other than the passage of time. These call options provide the issuer with the ability to call the debt at any time (excluding lock-out periods). The holder has the flexibility to receive cash for the call price or equity. The holder typically will choose to receive equity if the conversion ratio is at a premium to the call price of the debt. Therefore, if the issuer prefers to settle the debt in shares, it may call the debt anytime before maturity (including days before maturity), and if the conversion ratio is at a premium to the call amount of the debt, the instrument holder typically will elect to convert the debt to equity. This issue is effective for all conversions within the scope of this Issue that result from the exercise of call options that occur in interim or annual reporting periods beginning after June 28, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on France Telecom’s present or future consolidated financial statements.

37.3 – Subsequent events

Events occurring between December 31, 2006 and March 6, 2007, the date on which the 2006 consolidated financial statements were approved by the Board of Directors, are mentioned in Note 35 to the consolidated financial statements. The main subsequent events having occurred since March 6, 2007 are as follows:

Equity – Treasury shares

In March 2007, France Telecom carried out the acquisition of 9,113,884 treasury shares as part of the share buyback program authorized by the Shareholders’ meeting of April 21, 2006. The objective of these purchases was to allocate shares to employees of France Telecom as part of the plan to grant free-of-charge shares, which was decided by the Board of Directors in April 2007. The Shareholders’ Meeting of May 21, 2007 decided to renew without change the share buyback program for a period of eighteen months ending on November 21, 2008.

In May 2007, France Telecom put in place a liquidity contract with an independent bank concerning its ordinary shares listed on Euronext Paris. Funding in the amount of 100 million euros was allocated to the liquidity account for purposes of implementing the contract.

Share-based compensation plan for Group employees with a stock option scheme and an allocation of free-of-charge shares

In April 2007, as authorized by the Shareholders Meeting of April 21, 2006, the Board of Directors approved a plan to allocate 10.3 millions free-of-charge shares representing 0.39% of the capital to approximately 107,400 employees of France Telecom S.A. and its majority-held French subsidiaries (except for certain recently-acquired companies). Employees will be entitled to free-of-charge shares in two years time if certain financial objectives are achieved. The shares may not be transferred for a further two-year period after vesting.

In May 2007, the Board of Directors implemented a new stock option plan intended for senior executives with key responsibilities or expertise for the Group. 10.1 million options to subscribe new shares representing 0.39% of the capital were granted to 1152 recipients. The exercise price was set without discount at 21.61 euros. Employees of listed companies other than France Telecom are not part of this plan.

Main acquisitions and disposals of companies

On May 28, 2007, France Telecom confirmed that it has received expressions of interest and offers from potential buyers seeking to acquire part or all of the share capital of Orange Netherlands. France Telecom announced its decision to begin a formal process to analyze these offers and expressions of interest and, in compliance with Dutch law, to begin a consultation procedure with the works councils of Orange Netherlands.

On June 6, 2007, France Telecom announced the signature of an agreement for the acquisition of a 100% stake in the Spanish company Ya.com specialized in the ADSL market for an enterprise value of 320 million euros. Completion of this transaction is subject to approval by competition authorities.

On June 20, 2007, France Telecom announced that the consortium formed with Mid Europa Partners had been selected to acquire a 100% stake in One GmbH. The agreement is expected to be signed by June 30, 2007. The acquisition will be paid in cash on the basis of an enterprise value of 1.4 billion euros. The amount received by France Télécom for the sale of its current participation of 17.45% in the company and the reimbursement of its shareholder’s loan will be partially reinvested in order to obtain a 35% stake in the company, which will be controlled by Mid Europa Partners with a stake of 65%. Completion of the transaction is subject to approval by regulatory authorities.

Litigation

On January 25, 2007, Iliad and Free withdrew their complaints before the Competition Council with regard to the television offers over telephone lines launched by France Telecom and TPS in 2003. These withdrawals followed those of LD Com and Neuf Telecom in 2005. Based on these withdrawals, the Council may close the case.

On March 8, 2007, the Court of First Instance in Luxembourg dismissed France Telecom’s appeal of the European Commission’s decision authorizing a search of the premises of France Telecom and Wanadoo in the context of the investigation of a complaint for predatory rate practices by Wanadoo beginning in January 2004. France Telecom does not intend to appeal this decision, thus ending the proceedings, the Commission having for its part closed the proceedings on the substantive issue.

On March 13, 2007, the minority shareholders of FTML who hold 33% of the share capital filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at $97 million. The minority shareholders accuse France Telecom of having imposed on its Lebanese subsidiary the settlement agreement of January 12, 2006 with the Lebanese government, thereby depriving them of any chance to collect their share of the sums awarded by the arbitration rulings of January and April 2005.

In the proceedings brought by the European Commission against the French State concerning possible State aid in favor of France Telecom under the special French business tax regime established by the French law of July 2, 1990, the European Court of Justice, responding to the Commission’s request to rule that the French authorities had failed to execute its decision of August 2, 2004, indicated in May 2007 that it had closed this aspect of the proceedings. This procedural development has no negative impact on France Telecom’s assessment of the risk in this matter. France Telecom considers that the risk constitutes a contingent liability as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

In the proceedings initiated in 2002 by the Competition Council involving the conditions under which Wanadoo had been marketing ADSL access offers, France Telecom received a notice of complaint in March 2007 addressing the substance of the case. France Telecom and the Council staff services have since entered into a settlement procedure pursuant to Article L.464-2 III of the French Commercial Code. Under this procedure, France Telecom will refrain from contesting the notified complaints, and will enter into certain commitments for the future, in return for which the sanction to be applied to the company will be no greater than a ceiling currently set at 60 million euros. The hearing at which this procedure will be finalized is expected to be held in September, 2007.

In the ongoing arbitration proceedings between TP SA and the Danish company DPTG concerning the calculation and sharing of revenues for an optical transmission system known as “NSL”, the expert named by the tribunal delivered a second report in May 2007. This development does not change France Telecom’s previous assessment of the risk. The outcome of this case remains uncertain.

Sale of France Telecom shares by the French government

On June 24, 2007, the French Ministry of the Economy, Finance and Employment announced that the French government had undertaken the sale of 5% of the share capital of France Telecom. This transaction takes the form of an accelerated book building consisting of 130 million France Telecom shares held directly by the State. Depending on the demand, this amount may be increased to a maximum of 180 million shares (representing between 5% and 7% of France Telecom’s share capital).

Once the transaction is completed, the French State will hold directly or indirectly between 25.5% and 27.4% of France Telecom’s share capital depending on the number of shares actually sold. The Ministry indicated that in the medium term the French State intended to remain a significant shareholder in France Telecom.

Pursuant to the applicable French legislation, at a later date the government will make a specific share offering limited to current and former employees of the company.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/ Gervais Pellissier
Name: Gervais Pellissier Title: Chief Financial Officer Paris, France June 25, 2007