Form 20-F
period 2007-12-31
FRANCE TELECOM /
filed 2008-05-02
CIK 1038143

As filed with the Securities and Exchange Commission on May 2, 2008

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14712

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	6, place d’Alleray 75505 Paris Cedex 15 France	French Republic (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share Ordinary Shares, nominal value €4.00 per share*	New York Stock Exchange New York Stock Exchange

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

Ordinary Shares, nominal value €4.00 per share: 2,606,673,130 at December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)

of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer Accelerated filer Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP International Financial Reporting Standards as issued by the International Accounting Standards Board Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company

(as defined in Rule 12b-2 of the Exchange Act).

Yes No

PRESENTATION OF INFORMATION

The consolidated financial statements contained in this annual report on Form 20-F (“Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union, as of December 31, 2007.

France Telecom publishes its consolidated financial statements in euros. Solely for the convenience of the reader, this Form 20-F contains translations of certain Euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

Unless otherwise stated, translations of euros into U.S. dollars have been made at the rate of €0.6382 to $1.00 (or $1.5668 to €1.00), the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on April 24, 2007. See Item 3 “Key Information – 3.2 Exchange Rate Information” for information regarding the U.S. dollar/Euro exchange rate since January 1, 2003.

This Form 20-F contains certain information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in Item 5 “Operating and Financial Review and Prospects – 5.5 Transition from data on an historical basis to data on a comparable basis”. There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 18, including the Notes thereto.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934) about France Telecom, including, without limitation, certain statements made in Item 5 “Operating and Financial Review and Prospects – 5.1.5 Outlook”. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “should”, “seeks”, “anticipates”, “outlook”, “target”, “objective”, or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

▪

the effectiveness of the integrated operator strategy including the success and market acceptance of the “NExT” plan (New Experience in Telecommunications), the Orange brand, and other strategic, operating and financial initiatives;

▪

France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments, new customer expectations, and intense competition;

▪

regulatory developments and constraints, and the outcome of legal proceedings related to regulation;

▪

the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

▪

the effects of mergers and consolidations within the telecommunications industry;

▪

risks related to information and communication technology systems generally;

▪

exchange rate fluctuations;

▪

changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

▪

other risks and uncertainties discussed in Item 3 “Key Information – 3.3 Risk factors” of this document.

table of contents

PART I

Item 1

identity of directors, senior, management and advisers

2

Item 2

offer statistics and expected timetable

2

Item 3

key information

2

Item 4

information on France Telecom

12

item 4A

unresolved staff comments

83

Item 5

operating and financial review and prospects

84

Item 6

directors, senior management and employees

193

Item 7

major shareholders and related party transactions

214

Item 8

financial information

216

Item 9

the offer and listing

217

Item 10

additional information

219

Item 11

quantitative and qualitative disclosures about market risk

230

Item 12

description of securities other than equity securities

235

PART II

Item 13

defaults, dividend arrearages and delinquencies

236

Item 14

material modifications to the rights of security holders and use of proceeds

236

Item 15

controls and procedures

236

Item 16

[reserved]

238

Item 16A

audit committee financial expert

238

Item 16B

code of ethics

238

Item 16C

principal accountant fees and services

239

Item 16D

exemptions from listing standards for audit committees

240

Item 16E

purchase of equity securities by the issuer and affiliated purchasers

240

PART III

Item 17

financial statements

241

Item 18

financial statements

241

Item 19

list of exhibits

241

Consolidated Financial Statements

1

Glossary of Technical Terms

107

PART	I

Item 1

identity of directors, senior, management and advisers

Not applicable.

Item 2

offer statistics and expected timetable

Not applicable.

Item 3

key information

3.1     SELECTED FINANCIAL DATA

2

3.2     EXCHANGE RATE INFORMATION

4

3.3     RISK FACTORS

4

3.3.1     Risks relating to France Telecom

5

3.3.2     Risks relating to the telecommunications sector

8

3.3.3     Risks relating to financial markets

10

3.1     SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and “Item 5 Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2004, 2005, 2006 and 2007 and in accordance with French GAAP for the years ended December 31, 2003 and 2004.

The selected financial information presented below relating to the years ended December 31, 2004, 2005, 2006 and 2007, is extracted or derived from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés.

Period prior to 2004 is not presented as such financial information was prepared in accordance with French GAAP and, pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards” is not required to be included because it is not comparable to the IFRS information provided below.

Back to Contents

2007 form 20-F / FRANCE TELECOM 2

> CONSOLIDATED STATEMENT OF INCOME

(millions of euros)	2007 in $ (2)	2007	2006	2005	2004	2003
Revenues	82,976	52,959	51,702	48,082	45,285	n.a
Operating income/(loss)	16,920	10,799	6,988	10,498	8,770	n.a
Finance costs, net	(4,152)	(2,650)	(3,251)	(3,367)	(3,645)	n.a
Consolidated net income after tax of continuing operations	10,684	6,819	1,557	5,712	2,796	n.a
Consolidated net income after tax of discontinued operations	-	-	3,211	648	414	n.a
Consolidated net income after tax attributable to equity holders of France Telecom S.A.	9,871	6,300	4,139	5,709	3,017	n.a
Net earnings per share - basic	3.79	2.42	1.59	2.28	1.23 (1)	n.a
Net earnings per share - diluted	3.70	2.36	1.57	2.20	1.22 (1)	n.a

> CONSOLIDATED BALANCE SHEET

(millions of euros)	2007 in $ (2)	2007	2006	2005	2004	2003
Intangible assets, net (3)	75,280	48,047	50,230	52,591	43,221	n.a
Property, plant and equipment, net	43,634	27,849	28,222	28,570	26,502	n.a
Total assets	158,534	101,183	103,171	109,350	98,963	n.a
Net financial debt	59,507	37,980	42,017	47,846	49,822	n.a
Equity attributable to equity holders of France Telecom S.A.	46,777	29,855	26,794	24,860	14,451	n.a

> CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of euros)	2007 in $ (2)	2007	2006	2005	2004	2003
Net cash provided by operating activities	22,944	14,644	13,863	13,374	12,697	n.a
Net cash used in investing activities	(10,781)	(6,881)	(4,691)	(11,677)	(5,591)	n.a
Purchases of property, plant and equipment and intangible assets	(11,068)	(7,064)	(7,039)	(6,142)	(5,141)	n.a
Net cash used in financing activities	(11,992)	(7,654)	(9,271)	(860)	(7,346)	n.a
Cash and cash equivalents at end of year	6,306	4,025	3,970	4,097	3,153	n.a

> RATIO

(millions of euros)	2007 in $ (2)	2007	2006	2005	2004	2003
Dividend per share for the year	2.04	1.30 (4)	1.20	1.00	0.48	0.25

(1)   Earnings per share calculated on a comparable basis.

(2)   In millions. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on April 24, 2008 of €0.6382 to $1.00.

(3)   Includes goodwill and the other intangible assets.

(4)   Subject to approval by the Ordinary Shareholders’ Meeting.

> OPERATIONAL DATA

	2007	2006	2005	2004	2003
Number of fixed telephone lines (in millions)	47.4	48.7	49.2	49.6	49.3
Number of wireless customers of controlled entities (in millions)	109.7	97.6	84.3	62.7	56.2
Number of ADSL lines in France* (in millions)	14.7	12.0	9.4	6.3	3.3
Number of employees (workforce end of period, in thousands)	187,331	191,036	203,008	206,485	218,523
* Including unbundled lines and wholesale sales to third party ISPs.

Back to Contents

2007 form 20-F / FRANCE TELECOM 3

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

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Section 3.3.3 “Risks relating to the financial markets: France Telecom’s earnings and cash position are exposed to changes in exchange rates”.

U.S. dollars per €1.00	Period end rate	Average rate (1)	High	Low
YEARLY AMOUNTS
2003	$1.2597	$1.1411	$1.2597	$1.0361
2004	$1.3538	$1.2478	$1.3625	$1.1801
2005	$1.1842	$1.2400	$1.3476	$1.1667
2006	$1.3197	$1.2661	$1.3327	$1.1860
2007	$1.4603	$1.3797	$1.4862	$1.2904
MONTHLY AMOUNTS
October 2007	$1.4468	$1.4237	$1.4468	$1.4092
November 2007	$1.4688	$1.4675	$1.4862	$1.4435
December 2007	$1.4603	$1.4559	$1.4759	$1.4344
January 2008	$1.4841	$1.4728	$1.4877	$1.4574
February 2008	$1.5187	$1.4759	$1.5187	$1.4495
March 2008	$1.5805	$1.5520	$1.5805	$1.5195
April 2008 (April 24, 2008)	$1.5668	$1.5785	$1.6010	$1.5615
(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5 “Operating and Financial Review and Prospects – 5.1. Overview”.

3.3     RISK FACTORS

In addition to the other information contained in this document, prospective investors should carefully consider the risks described below before making any investment decision. These risks, or any one of them, could have an adverse effect on France Telecom’s business, financial position or results. Moreover, additional risks not currently known to France Telecom, or risks that France Telecom currently deems immaterial, may have a similar adverse effect and investors could lose all or part of their investment.

The risks described below concern:

▪

risks relating to France Telecom (see Section 3.3.1);

▪

risks relating to the telecommunications sector (see Section 3.3.2);

▪

risks relating to financial markets (see Section 3.3.3).

Risks relating to France Telecom, the telecommunications sector and financial markets are described below by category, in order of decreasing importance, according to France Telecom’s current assessment. The occurrence of external or internal events may lead France Telecom to modify this order of importance in the future.

Legal risks are presented in Section 3.3.1 “Risks relating to France Telecom”, for risks relating to legal proceedings or disputes, and Section 3.3.2 “Risks relating to the telecommunications sector”, for risks relating to regulations and regulatory pressure. For further information, refer to Note 33 “Litigation and claims” to the consolidated financial statements and to item 4 “Information on France Telecom - 4.7 Regulation” respectively.

Industrial and environmental risks are presented in Section 3.3.1 “Risks relating to France Telecom”, for risks relating to the vulnerability of the technical infrastructure and environmental risks. For further information, refer to item 4 “Information on France Telecom - 4.13 Environmental policy”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 4

For risks relating to the financial markets, Note 24 “Exposure to market risks and financial instruments” to the consolidated financial statements presents the management of rate, foreign exchange, liquidity, covenant, counterparty and equity market risks. For further information, refer to this note. In addition, derivatives are described in Note 23 to the consolidated financial statements. The framework for managing rate, foreign exchange and liquidity risks is set by France Telecom’s Cash and Financing Committee.

The dedicated insurance program for covering what are seen as the highest risks is presented in Section 4.9 “Insurance”. For further information, refer to this section.

3.3.1     Risks relating to France Telecom

In order to respond to the changing telecommunications services sector which is being rapidly and profoundly transformed in France and abroad, France Telecom has opted for an integrated operator strategy currently being deployed with the “NExT” (New Experience in Telecommunications) plan. If this strategy is not effective or is not adapted to the challenges presented by the changes in its business sector, France Telecom’s results and financial position could be adversely affected.

The rapidly changing telecommunications sector in France and abroad has led France Telecom to adopt an integrated operator strategy, based in particular on developing fixed-line/mobile telephony/broadband Internet convergent service offers. The transformation plan for France Telecom into an integrated operator, known as “NExT” (New Experience in Telecommunications), calls for developing convergent offers, and also aims to drive down costs and strengthen the Orange brand. Success of this strategy is not however guaranteed, and its failure could have an adverse effect on France Telecom’s financial position or results.

If France Telecom fails to implement this integrated operator model successfully (especially as part of the “NExT” plan), or if it fails to implement it completely, France Telecom’s business, financial position and results would be adversely affected.

Success in implementing this strategy depends on the following:

▪

ability to pool the different networks, information systems, service platforms, shared services centers, and call centers by strengthening the Group’s integration in all areas;

▪

ability to simultaneously manage development efforts in the areas of research and development, strategic partnerships, centralized strategic marketing and the launching of convergent offers;

▪

ability to develop, implement and market innovative, integrated, “multi-network” and “multi-terminal” services;

▪

ability to offer services carried over broadband that meet customer demand, especially in terms of multimedia content;

▪

ability to carry out the accelerated transformation of the Group’s structures, operating procedures and cost structure, with savings on purchasing and network costs;

▪

ability to develop the Group’s skills, thanks in particular to the ACT (Anticipation and Skills for Transformation) program, while implementing, especially in France, scheduled plans to reduce and renew the workforce;

▪

ability through acquisitions to improve the presence of the Group in high-growth geographic markets.

If France Telecom fails to implement this integrated operator model in line with the “NExT” plan, or fails to implement it completely or does not implement it quickly enough, the objectives of the “NExT” plan may not be achieved, which could adversely affect France Telecom’s business, financial position and results.

France Telecom has chosen a single brand (Orange) strategy which in certain cases may not meet expectations and which could have the effect of amplifying any problem concerning its image.

The “NExT” plan is based, in particular, on the consolidation of the Group’s products and services under the Orange brand, both in France and abroad. France Telecom could have difficulty in implementing this brand policy. Furthermore, the positive image currently enjoyed by the Orange brand could be adversely affected if a significant incident occurs or if the level of service falls short of expectations in any area in which France Telecom deploys its activities using this brand.

If the implementation of the brand does not meet expectations or if the brand’s image were to suffer damage, France Telecom’s business, financial position and results would be adversely affected.

If France Telecom is unable to reduce its costs, its operating margins, financial position and results could be adversely affected.

The “NExT” plan aims, in particular, to reduce France Telecom’s costs, notably its fixed costs, which, due its status as the historical operator, are still higher than some of its rivals. If France Telecom is unable to reduce such costs or reduce them quickly enough, the level of its margins, its financial position and its earnings could be adversely affected.

France Telecom may not succeed, in whole or in part, in integrating the companies that it has acquired into the Group or in achieving the planned synergies.

Back to Contents

2007 form 20-F / FRANCE TELECOM 5

Successfully integrating and achieving the synergies planned in terms of the significant acquisitions made by the Group represent major challenges for the success of the “NExT” plan. TP Group, of which France Telecom owns 48.6% share holding and France Telecom España (the result of the merger of Amena and France Telecom’s activities in Spain), of which France Telecom holds almost 80%, are in particular strategic assets for the Group.

In the process of integrating these companies, or other acquired companies, France Telecom could:

▪

have difficulty integrating the operations and personnel of the acquired entities;

▪

fail to successfully incorporate acquired networks or technology into its network and product offerings;

▪

fail to implement within these companies the marketing strategy and brand policy defined under the “NExT” Plan;

▪

fail to generate the anticipated synergies;

▪

fail to maintain uniform standards, controls, procedures and policies; or

▪

fail to maintain satisfactory relations with the personnel of the entities acquired as a result of changes in management and control.

Any major difficulties related to the integration of Amena or the TP Group or other businesses acquired by France Telecom could adversely affect its business, financial position and results.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not hold a controlling interest.

France Telecom conducts some of its activities through companies that it does not control. Under the documents or agreements governing certain of these activities, certain important decisions such as the approval of business plans or the timing and amount of dividend payments require the agreement of France Telecom’s business partners. In the event that France Telecom and its partners disagree on these decisions, the contribution of these companies to the results of France Telecom and the strategy pursued by France Telecom in the countries where these companies are located could be  adversaly affected.

In particular, risks of this type may involve Mobinil, subsidiary of France Telecom in Egypt, consolidated at 71.25%, as well as the Mauritius operator (Mauritius Telecom), consolidated at 40%, in which France Telecom shares control with another shareholder.

In Egypt, the outcome of the arbitration proceedings currently taking place between France Telecom and Orascom (minority shareholder of Mobinil) could adversaly affect France Telecom’s strategy, its results or financial position.

On an ongoing basis, France Telecom is involved in legal proceedings and disputes with regulatory authorities, competitors or other parties. The outcome of such proceedings is generally uncertain, and could have a significant impact on its earnings or financial position.

France Telecom’s position as the main operator and provider of network and telecommunications services in France and Poland, and as one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. In addition, France Telecom - notably in France and Poland - is frequently involved in legal proceedings with competitors and regulatory authorities due to its preeminent position in their market, and the claims filed against France Telecom may in certain cases involve very significant amouts. The outcome of disputes is by definition unpredictable. For proceedings involving competition authorities, the maximum amount of fines provided for by the law represents 10% of the consolidated revenues of the company at fault (or the group that it is part of, as relevant). In 2007, the Office for Electronic Communications (OEC) in Poland imposed a fine of 86 million euros on TP Group for non-compliance with its regulatory obligations and in 2005, the French competition authorities fined France Telecom 40 million euros and then 80 million euros for abuse of its dominant position, followed by a further 256 million euro fine for anti-competitive practices.

The main proceedings in which France Telecom is involved are described in Note 33 “Litigation and claims” to the consolidated financial statements. Developments in or the outcome of some or all of the proceedings underway could have a significant impact on its results or financial position.

France Telecom’s technical infrastructure is vulnerable to damage or interruptions caused by floods, storms, fires, power outages, war, acts of terrorism, intentional misdeeds and other similar events. Technical network and information technology system failures may result in reduced traffic, reduced revenues and harm to France Telecom’s reputation.

A natural disaster, such as Hurricane Dean in Martinique in August 2007 and the storms in December 1999, which disrupted service in France in early 2000, and other unexpected occurrences affecting its facilities, or any other damage or failure of its networks, may lead to service disruptions. In 2000, damage of the type amounted to approximately 150 million euros. In certain cases, France Telecom has no insurance for damage to its aerial lines and must bear the cost of this damage itself. Information technology system failures (hardware or software), human error or computer viruses may also affect the quality of its services and cause temporary service interruptions. Currently, there is an increased risk of failure of the information system due to the acceleration of the implementation of new services and new applications relating to billing and customer relationship management. More specifically, incidents may occur while new applications or software are being installed. Moreover, the rationalization of the network based on implementing all-IP technologies could lead, in case of a problem with the system, to total service interruption for a relatively greater number of customers than such a problem might have caused in the past. While the risk cannot be quantified, such events occurring on a country-wide scale could result in customer dissatisfaction and reduced traffic and revenues for France Telecom.

Back to Contents

2007 form 20-F / FRANCE TELECOM 6

France Telecom has recorded in its financial statements significant amounts of goodwill following the acquisitions made since 1999 and it is possible that the company will recognize impairment of this goodwill on its books, which could have a material adverse effect on France Telecom’s earnings and balance sheet.

France Telecom has recorded significant goodwill in connection with its acquisitions since 1999, including in particular the acquisitions of Orange, Equant, Amena and the stake acquired in TP S.A. At December 31, 2007, goodwill represented approximately 31.4 billion euros.

Pursuant to IFRS, the current value of goodwill is reassessed annually and, when events or circumstances indicate that a decrease in value may occur, France Telecom writes down (impairs) this goodwill, particularly in the case of events or circumstances that involve lasting material adverse changes adversely affecting the economic environment or the assumptions and objectives used at the time of the acquisition. France Telecom has notably impaired the value of its investments in Equant, TP Group and in some subsidiaries of Orange and Wanadoo in 2002, 2003, 2004 and 2006. France Telecom cannot guarantee that new events or adverse circumstances will not occur causing it to review the current value of its goodwill and record material impairments that could have a material adverse effect on France Telecom’s results.

In addition, when reviewing the present value of goodwill, France Telecom conducts impairment tests at the level at which the Group assesses the return on investment of the goodwill. This level may be a cash generating unit or a group of cash generating units for the same business or geographic region. These groups of cash-generating units can be modified based on changes in the Group’s structure, as was the case in 2007 (see Note 7 “Impairment” to the consolidated financial statements). Moreover, with the possibility that new rules will be adopted for the definition of business segments, the Group may have to modify the groups currently defined. Such changes may have an impact on the results of impairment tests and, therefore, on the impairments recognized.

For further details on the impairment of goodwill, see item 5 “Operating and Financial Review and Prospects - 5.2.1.2 From Group Gross operating margin to Operating Income”

The value of France Telecom’s international investments in telecommunications companies outside Western Europe, as well as the achievement of the expected return on investment, may be materially affected by political, economic and legal developments in those countries.

France Telecom has invested in telecommunications businesses in Eastern Europe, the Middle East, Asia and Africa, and plans to make further investments in countries in these regions. These companies contribute significantly to the Group’s growth. The political, economic and legal or labor situations of the countries in these regions of the world may evolve in an unpredictable manner, as was the case in the Côte d’Ivoire. Furthermore, the outlook for growth that is expected for these investments may not materialize and, in this case, France Telecom may not achieve the expected return on investment. Finally, certain planned changes, which should have a positive or stabilizing influence on France Telecom’s business and results, such as the adoption of the euro by Poland, Slovakia and Romania, could be delayed. Political or economic developments of this type and certain legislative changes may adversely affect the operations of companies in which France Telecom has invested or may invest in the future. This could affect the value of such investments or the results of France Telecom.

France Telecom is exposed to risks linked to its ability to attract or to retain skilled personnel as well as to losses of skills that could result from large numbers of employees taking retirement over a short period of time.

The success of France Telecom depends in part on its capacity to attract highly-qualified personnel and to retain and motivate the most capable members of its personnel. If France Telecom is not sufficiently attractive in comparison with its rivals in recruiting qualified personnel to develop its business as and when needed, its commercial activities and its operating results could be affected.

Moreover, if France Telecom, which must confront and manage the retirement in the upcoming years of a sizeable number of its personnel, does not succeed in maintaining skills and in providing enough continuity to manage projects that are in progress within the Group, its commercial activities and its operating results could be adversaly affected.

France Telecom uses certain facilities, products or substances that might represent a danger or create problems for the environment.

France Telecom believes that its activities as a telecommunications operator present no major risks for the environment. In particular, its activities do not use any production processes that seriously threaten rare or non-renewable resources, natural resources (water, air) or biodiversity (see Section 4.13 “Environmental policy”).

However, France Telecom does use certain facilities, products and substances that could represent a danger or create problems for the environment. Prevention programs have been adopted in light of the corresponding risks.

In general, France Telecom applies accounting rules relating to environmental liabilities, and notably those concerning reserves for remedial action and the dismantling of sites, in accordance with current legislation and regulations (see Note 28 to the consolidated financial statements, “Provisions”). However, France Telecom cannot rule out the possibility of a change in legislation or regulations that would require it to incur additional expenditure and to set aside larger provisions in this respect.

The French government directly and indirectly owns 26.79% of France Telecom’s share capital and 26.88% of the voting rights, which could, in practice, allow it to determine the outcome of shareholder votes during Shareholders’ Meetings.

Back to Contents

2007 form 20-F / FRANCE TELECOM 7

At January 31, 2008, the French government directly and indirectly owned, via ERAP, 26.79% of France Telecom’s shares and 26.88% of its voting rights, and had three representatives on its Board of Directors out of a total of 15 members. As the main shareholder, whose interests could differ from those of other shareholders, the French government could in practice, given the low participation rate for Shareholders’ Meetings and the absence of any other significant shareholder blocks, determine the outcome of shareholder votes, on any matter submitted to a simple majority vote at the Shareholders’ Meeting. Nevertheless, the French government does not have a golden share, which does not exist in France Telecom’s capital structure, or any other special advantage other than the right to have a number of representatives on the Board of Directors in proportion to its interest in the share capital (see Item 7 ”Major Shareholders and related party Transactions - 7.1.3. Direct or indirect control of France Telecom”).

3.3.2     Risks relating to the telecommunications sector

The telecommunication sector’s in-depth transformation is continuing its course. A deficiency in the way France Telecom adapts to technological developments and new customer practices could lead to the loss of customers or market share in the sectors in which France Telecom operates, adversely affecting its revenues, margins and results.

The telecommunications industry has undergone a number of major changes over the last few years, and France Telecom believes that these changes are continuing at the same fast pace, with the increase in wireless and fixed-line broadband speeds, an increase in terminal and platform performance in the network and widespread all-IP uses. If France Telecom fails to rapidly and cost-effectively adapt its networks, its technologies, including technologies acquired from third parties under patents, licenses and partnerships, its processes and its services in response to developments in the telecommunications industry and the expectations of its customers, it may be unable to compete effectively and its business, financial position, margins and results may be adversely affected.

Furthermore, new technologies that France Telecom chooses to develop may cause it to incur significant costs and may not be successful. As a result, France Telecom may lose customers or market share or may be obliged to spend significant amounts in order to keep its customers.

Intense competition in the European telecommunications sector may affect France Telecom’s resources.

On the mobile telecommunications market, France Telecom faces intense competition on all of its main markets from existing players, new players in the market and virtual mobile network operators (for further information regarding competition within each of the France Telecom group’s business segments, see Item 4 “Information on France Telecom - 4.6. Competition”). In France, a fourth 3G license could be granted as part of a new bid process. As these markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention, which could lead to higher expenses for customer loyalty initiatives. Mobile call prices have decreased over the past few years and France Telecom expects them to continue to decrease in the main markets in which it operates, notably due to decisions by third parties over which France Telecom has no control.

On the French market for fixed telephony services, France Telecom is facing competition that has resulted in a massive reduction in rates, as well as a reduction in its market share. Changes in regulations, such as the unbundling of the local loop, pre-selection of operators, wholesale subscription sales and the portability of numbers have made it easier for customers to use services offered by rival operators. France Telecom is expecting a further reduction in its market share and is expecting rates to continue to decrease in the fixed-line sector in France. In addition, telephone calls that used to be carried over the switched telephone network are increasingly being carried over the Internet (Voice over IP), or using mobile telephones. The arrival of Internet players, such as Yahoo, Google, MSN and Skype, on the electronic communications market is contributing to this trend. Similar changes are being seen in Poland, affecting TP Group. France Telecom also faces competition on the market for Internet and multimedia services, and more specifically in ADSL broadband Internet access, reflecting the development of unbundling, the implementation of a “naked ADSL” wholesale offering, and new Wimax technology-based access. In addition, France Telecom has had to launch ADSL consumer access services without telephone subscription, giving rise to a downturn in revenues from subscriptions.

On the enterprise communication services market, France Telecom faces intense competition. The France Telecom group’s success in this market depends on its ability to compete with the other major telecommunications operators, IP and data specialists as well as new players in this market, including rival network operators, network integrators and suppliers of Internet services or other high value added services. France Telecom believes that the number of rivals or the presence of competitors with a greater critical mass - due to the vertical and horizontal consolidation of this business - may increase in the future, which could generate pressure on prices, reduce its market share and lower its margins.

Competition in any or all of France Telecom’s business lines could lead to:

▪

price and profit erosion for France Telecom’s products and services;

▪

a loss of market share;

▪

increase in costs linked to investments in new technologies that are needed to retain customers and market share;

▪

and overall, increased pressure on France Telecom’s profit margins.

France Telecom continues to operate in highly regulated markets in which it has limited flexibility to manage its business and is subject to intense regulatory pressures.

Back to Contents

2007 form 20-F / FRANCE TELECOM 8

France Telecom must comply with a range of regulatory obligations relating to the supply of its products and services, and with the supervision by authorities designated to ensure effective competition in the electronic communications markets. Furthermore, France Telecom faces a number of regulatory constraints as a result of its dominant position in the fixed line telecommunications market in France and Poland. France Telecom believes that, in general, it fulfills the requirements imposed by the applicable regulations, but it cannot predict the opinions that may be expressed by regulatory or judicial authorities, which could be asked to review or which have already been asked to review certain claims.

France Telecom’s activities and operating income may be significantly adversely impacted by legislative, regulatory or government policy changes, and in particular by decisions made by regulatory and competition authorities in relation to:

▪

the granting, modification or renewal of licenses. Thus, the relevant French authorities could again launch a call for bids for the allocation of a fourth 3G license in France. Furthermore, in most countries engaging in the operation of certain types of networks, especially mobile networks, or the supply of services requires that a license be obtained. This type of license often entails various obligations concerning network completion deadlines and network quality and coverage. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded;

▪

the possibility of extending France Telecom’s activities to new markets, or the possibility of developing products and services that ensure convergence on the various markets on which France Telecom operates in countries such as France and Poland;

▪

the accessibility of networks and civil engineering infrastructures to rival network operators;

▪

service tariffs. For example, regulatory authorities in Europe have set price reductions for call termination charges and in 2007 the European Commission imposed price reductions in international roaming rates, and it is possible that these authorities could decide on further reductions in the future.

Such decisions could have a material adverse impact on France Telecom’s earnings.

Furthermore, in the European Union, national laws enacted under EU directives require the national regulatory authorities to create lists of relevant markets, for which they will conduct market analyses. Following this market analysis phase, they are entitled to impose remedies on operators that exert a significant influence on the wholesale markets, such as the publication of standard offer terms, access to components of networks and related resources, and the accounting separation of certain interconnection or access activities. Although regulations are now restraining the field of application of these measures primarily to wholesale offers, the national regulatory authorities can, for a limited number of relevant retail markets, prohibit bundling deemed abusive, impose rates reflecting costs, or contest the implementation of a rate. The regulators therefore have various tools that enable them to increase the burden of regulatory constraints for operators. The France Telecom group, given its position in certain markets in France and in Poland, is particularly exposed to this risk.

In markets where France Telecom is not the incumbent operator, the national regulatory authorities can follow a policy that favors the incumbent operator to the detriment of France Telecom or other new entrant operators, by failing to make decisions that sufficiently favor conditions for conducting business and the development of competition.

In France, the Arcep has broad authority to oversee and to sanction since it can conduct on-site and documentary investigations as part of its mission, and impose conservatory measures without advance notice.

Overall, the regulatory, investigative and sanctioning powers granted to regulatory authorities have been strengthened, which could have a material adverse impact on France Telecom’s business and results.

For further information on regulations, see Item 4 “Information on France Telecom - 4.7. Regulation”.

If mobile telephony and Internet revenue growth slows down, and if revenues from new convergent, broadband and new content services do not take their place, France Telecom’s revenues may fail to increase or may even decrease, which could adversely affect its margins and profitability.

Over the last few years, growth in France Telecom’s revenues on a constant exchange rate and comparable basis has been driven primarily by the rapid expansion of its Internet and wireless communications businesses, in line with growth in the Internet and wireless markets in Europe.

If these markets do not continue to develop, particularly in France, Poland, the United Kingdom and Spain and notably in the areas of convergent, broadband and content services, France Telecom’s revenues may not grow or may even decrease, which in turn could affect its financial position and results, notably in the event of a continued downturn in revenues on fixed-line services.

For further information on changes in France Telecom’s revenues and its components over 2007, refer to the Group Management Report, Section 2.1.1 “Revenues”.

Alleged health risks in relation to wireless communications devices could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations or litigation, which could adversely affect France Telecom’s results.

In some countries in which France Telecom conducts its wireless telephony business, concerns have been expressed over the last few years as to the possible health risks to humans (including children) caused by exposure to radio-frequency emissions or electromagnetic fields emitted by mobile telephones and wireless transmitter sites. Such concerns have been taken up by opinion campaigns, but they do not currently reflect a consensus among experts in the countries in which France Telecom operates. Based on the results of research carried out up until now, the World Health Organization has concluded that there is no danger to health below the exposure thresholds currently set by international standards.

Back to Contents

2007 form 20-F / FRANCE TELECOM 9

While to date France Telecom is not aware of any substantiation of alleged health risks associated with wireless telephony, potential or perceived health risks may have a material adverse effect on France Telecom’s earnings or financial position due to a reduction in the number of customers, reduced usage per customer, a slowdown in the deployment of transmitter sites, the Orange brand being adversely affected, potential litigation or other reasons, including acts of vandalism at transmitter sites. Moreover, France Telecom cannot be certain in the future that publications of scientific research or medical research in general will rule out any link between radio frequency emissions and health risks. If such a link were discovered, it could have an adverse impact on France Telecom’s business and results.

3.3.3     Risks relating to financial markets

France Telecom’s earnings and cash position are exposed to changes in exchange rates.

A significant portion of France Telecom’s revenues and expenses are accounted for in currencies other than the euro. The main currencies for which France Telecom is exposed to a significant foreign exchange risk are the pound sterling and the Polish zloty. From one period to another, fluctuations in the average exchange rate for a given currency may significantly affect the revenues and expenses in the currency, which could significantly adversely affect France Telecom’s earnings. For example, based on data for 2007, the theoretical impact of a 10% depreciation against the euro for all the currencies in which the Group’s subsidiaries operate would have translated into a 2.8% reduction in consolidated revenues and a 2.2% reduction in the gross operating margin. In addition to the main currencies, France Telecom carries out its activities in other monetary zones, including some of the countries in the CFA Franc zone, which are furthermore considered to be sources of future growth for France Telecom. Any devaluation of the CFA Franc could adversely affect France Telecom’s revenue as well as its growth potential.

In addition, France Telecom manages the exchange rate risk for commercial transactions (linked to operations) and financial transactions (linked to financial debt) as set out in Note 24.2 to the consolidated financial statements: “Exposure to market risks and financial instruments: Foreign exchange rate risk management”.

In general, France Telecom uses derivative instruments to hedge its exposure to exchange rate risk, but it cannot guarantee that these derivative transactions will effectively or totally limit this risk. To the extent that France Telecom has not used any derivative instruments to hedge part of this risk, or if its strategy for using such instruments is not successful, France Telecom’s cash flow and earnings could be adversely affected. See Notes 23 and 24 to the consolidated financial statements, respectively “Derivatives” and “Exposure to market risks and financial instruments”.

For consolidation purposes, the assets and liabilities of foreign subsidiaries are converted to euros at the year-end exchange rate. This conversion, which does not affect the income statement, has an impact on consolidated balance sheet items, assets and liabilities, against the lines for shareholders’ equity currency translation differences, and represents amounts that may be significant.

Managing the exchange rate risk and analyzing the sensitivity of the Group’s position to changes in interest rates are described in Note 24.2 to the consolidated financial statements, “Foreign exchange rate risk management”.

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

The management of interest rate risk and the sensitivity analysis of the Group’s position to changes in interest rates are described in Note 24.1 to the consolidated financial statements, “Exposure to market risks and financial instruments: Interest rate risk management”.

France Telecom’s earnings and financial position could be adversely affected by an equities market downturn.

A downturn in equities markets could have a negative impact on France Telecom’s earnings and financial position. In the event of a reduction in the share prices of France Telecom’s listed subsidiaries, notably TP S.A. (Poland), Mobistar (Belgium) and ECMS (Egypt), it may be necessary to test the value of the corresponding assets, which could lead to an impairment in value being recorded.

France Telecom’s share price may fluctuate due to a wide range of factors.

These factors include:

▪

a change in France Telecom’s credit rating, or level of indebtedness or sales of assets;

▪

changes in financial analysts’ recommendations regarding France Telecom;

▪

changes in analysts’ forecasts regarding the markets in which France Telecom operates;

▪

an announcement by France Telecom or one of its competitors regarding strategic partnerships, financial results, changes in capital structure or other significant changes in its activity;

▪

the recruitment or departure of key employees;

▪

general stock market fluctuations.

Back to Contents

2007 form 20-F / FRANCE TELECOM 10

Future sales by the French government of its shares in France Telecom may impact France Telecom’s share price.

As of January 31, 2008, the French government held directly or indirectly, through the ERAP, 26.79% of the capital and 26.88% of the voting rights of France Telecom (see Item 7 “Major Shareholders and related party Transactions - 7.1.3. Direct or indirect control of France Telecom”). If the French government decides to further reduce its stake in France Telecom, such a sale by the French government, or even the perception that such a sale is imminent, could have an adverse impact on France Telecom’s share price.

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

Holders of ADSs may face more difficulties in exercising their voting rights as shareholders than they would if they held shares directly. To exercise their voting rights, holders of ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for holders of ADSs than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 11

ITEM 4

information on France Telecom

3.1     SELECTED FINANCIAL DATA

2

4.1     HISTORY AND DEVELOPMENT OF THE COMPANY

12

4.1.1     Legal name and commercial name

12

4.1.2     Registration location and number

12

4.1.3     Date of incorporation and duration

12

4.1.4     Registered office, legal form and governing law

13

4.1.5     Important events in the development of the company’s business

13

4.2     STRATEGY

14

4.2.1     In 2005, France Telecom launched NExT, the Group’s transformation plan to become the leading operator for new telecommunications services

14

4.2.2     A rapidly changing sector, with economic models that need to be adapted

14

4.2.3     France Telecom has solid assets on which to build its future growth

15

4.2.4     The Group’s strategic priorities

15

4.2.5     The transformation of the Group into an integrated operator is bearing fruit

16

4.3     PRESENTATION OF THE BUSINESS

16

4.3.1     General description of the business

16

4.3.2     Personal communication services

17

4.3.3     Home communication services

31

4.3.4     Enterprise communication services

42

4.4     ISSUER DEPENDENCY IN RELATION TO PATENTS

47

4.5     ACQUISITIONS AND DIVESTITURES

47

4.6     COMPETITION

47

4.6.1     Personal Communication Services

47

4.6.2     Home Communication Services

51

4.6.3     Enterprise Communication Services

53

4.7     REGULATION

55

4.7.1     Applicable European law and regulation

55

4.7.2     French legal and regulatory framework

56

4.7.3     Legal and regulatory framework in the United Kingdom

62

4.7.4     Polish legal and regulatory framework

64

4.7.5     Spanish legal and regulatory framework

66

4.8     SUPPLIERS

69

4.9     INSURANCE

69

4.10   ORGANIZATIONAL STRUCTURE

71

4.11   PROPERTY, PLANT AND EQUIPMENT

72

4.11.1     Networks

72

4.11.2     Real estate

78

4.12   SEASONALITY

79

4.13   ENVIRONMENTAL POLICY

79

4.13.1     General environmental policy

79

4.13.2     Environmental risk analysis approach

79

4.13.3     Compliance with environmental regulations

82

4.13.4     Environmental Management System (EMS)

82

4.13.5     Specific actions to raise employee awareness

82

4.13.6     Provisions for environmental risks

82

4.13.7     Action plan

83

4.1     HISTORY AND DEVELOPMENT OF THE COMPANY

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 12

4.1.4     Registered office, legal form and governing law

6, Place d’Alleray, 75015 Paris, France

Telephone: +33 (0)1 44 44 22 22

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the company, notably Law 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, as amended by Law 96-660 of July 26, 1996 and Law 2003-1365 of December 31, 2003.

The regulations applicable to France Telecom in respect of its activities as an operator are discussed in Item 4 “Information on France Telecom - 4.7 Regulation”.

4.1.5     Important events in the development of the company’s business

France Telecom is the leading broadband Internet service provider and the number three mobile operator in Europe and is a worldwide leader in telecommunication services for multinational corporations. France Telecom has been listed on the Euronext Paris Eurolist market and on the New York Stock Exchange (“NYSE”) since October 1997, when the French government sold 25% of its shares to the public and to France Telecom employees. France Telecom’s transfer from the public sector to the private sector took place on September 7, 2004 further to the government’s disposal of 10.85% of France Telecom’s capital. At December 31, 2007, the French government directly or indirectly owned 27.34% of France Telecom’s capital.

Since the 1990’s, France Telecom’s business, and the regulatory and competitive environments in which it operates, have undergone significant changes that have affected the structure of its revenues, as well as its business and its internal organization. All segments of the telecommunications market in France have been opened up to competition since January 1, 1998 with the exception of local calls, which were opened up to competition on January 1, 2002.

In this context of deregulation and increased competition, from 1999 to 2002 France Telecom pursued a strategy aimed at developing new services and accelerating its international development through external growth. In this regard, France Telecom has extended its activities towards new areas of telecommunications services, including wireless telephony, the Internet and data transmission services in France and internationally. Also in line with this strategy, France Telecom has made a number of strategic investments (acquisitions, minority investments, UMTS licenses). In particular, it acquired Orange Plc. in 2000, Global One and Equant in 2000 and 2001, interests in NTL between 1999 and 2001, in the Polish operator TP S.A. in 2000 and 2001, and in MobilCom in 2000. However, following various transactions, France Telecom no longer has any stake  in NTL and its investment in the share capital of MobilCom is limited to 1%. The majority of such strategic investments could not be financed through equity issues, leading to a significant increase in France Telecom’s debt.

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

In June 2005, France Telecom launched the Group’s “NExT” plan (New Experience in Telecommunications), aiming to transform the Group over three years, making France Telecom the benchmark operator for new telecommunications services in Europe. In 2006, “Orange” thus became the Group’s unique brand for Internet, television and mobile services in most of the countries where the Group operates, and all business services for the world moved under the “Orange Business Services” brand.

Within this context of the NExT plan, France Telecom acquired close to 80% of the capital of the Spanish mobile operator Amena in November 2005 for 6.4 billion euros. In 2006, all of France Telecom’s mobile, fixed-line and Internet activities in Spain were consolidated within one single 79.3% owned entity (France Telecom España), operating under the Orange brand.

At the same time, France Telecom has rationalized its asset portfolio, selling off non-strategic assets, including the following subsidiaries and equity interests:

▪

in 2003: Casema, Eutelsat, Wind, CTE (Salvador) and Telecom Argentina;

▪

in 2004: Noos, BITCO (Thailand), Orange Denmark, Radianz (Equant equity interest), and ST Microelectronics;

▪

in 2005: Tower Participations (the company that owns TDF), Intelsat, cable network activities, and MobilCom AG;

▪

in 2007: Internet and mobile businesses in the Netherlands.

Furthermore, PagesJaunes Groupe, the Group’s directories subsidiary, was listed on the stock market (Euronext Paris) in 2004, and France Telecom’s stake in PagesJaunes Groupe (54% at the end of 2005) was sold off in October 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 13

4.2     STRATEGY

France Telecom’s strategy is designed to respond to the changing telecommunications service sector which is being profoundly transformed, resulting in significant changes in the offer, usages and the competitive framework.

France Telecom believes that the main drivers of this transformation are:

▪

evolving technologies: general use of the IP protocol, broadband, mobility; development of multi-access handsets and network interoperability;

▪

evolving customers habit: growth in the consumption of audiovisual content, abundance, the customization of utilization contexts and services;

▪

changing industry structures and strategies, and more intense competitive pressures.

As a result, in the broadband fixed network segment, we are seeing a consolidation in the market for Internet service providers (ISP) around a few major players that offer Multiplay (Internet, Voice over IP, TV), as the competitors of the historical operator take advantage of the unbundling of local loops. In the mobile market, the MVNO (Mobile Virtual Network Operators) are now strong players. In the most mature markets, convergence has gained further ground with the forming, through buyouts, of integrated operators able to provide Multiplay Internet / fixed-line / mobile and TV offerings. Finally, the players in the Internet services market intend to expand significantly into the communication and content services market on a non-regulated basis.

4.2.1     In 2005, France Telecom launched NExT, the Group’s transformation plan to become the leading operator for new telecommunications services

On June 29, 2005, France Telecom presented the Group’s 2006 – 2008 program. The “NExT” plan – (New Experience in Telecommunications) is a 3-year plan for transformation that will enable the Group’s customers to access a universe of enriched and simplified services and the Group to pursue its transformation as integrated operator. It is designed to make France Telecom the benchmark operator for new telecommunications services in Europe in terms of innovation, service quality and economic performance.

Backed by a complete portfolio of offers and solutions, its control of all type of networks, and its capacity for integrated innovation, France Telecom intends to develop a new world of services in communication, information and entertainment, everyday life and business services to meet the expectations of all customers (consumers, professional customers, businesses, local authorities) in all situations (mobile, home, office), whatever the network, platform or handset used. To reflect this strategy, the Group adopted a new brand identity based on the simplified Orange brand with greater international recognition in June 2006.

Four major challenges structure the strategy of the NExT Plan over the 2005-2008 period:

▪

to move from a logic of access to networks to a logic of access to services;

▪

to innovate in telecom services, customer services, and network services;

▪

to strengthen the integration of the Group;

▪

to manage the development of the Group’s expertise.

4.2.2     A rapidly changing sector, with economic models that need to be adapted

In a sector marked by rapidly changing technologies with the increase in wireless and fixed-line broadband speeds, storage capacities and increases in terminal and platform performance in the network, digitalization of content and an overall greater generalization of all-IP utilizations, four major trends are structuring the transformation of the competitive challenge:

▪

The first trend concerns the utilizations. In just a few years, we have moved from utilizations billed by the minute, by distance or capacity to abundance offers up to unlimited access for voice and SMS communications as well as new free broadband uses with instant messaging and peer-to-peer uses;

▪

The second trend is convergence. With its NExT program, France Telecom was the first operator to place this trend at the core of its strategy. Traditionally, the customer was at the end of several networks, fixed-line, mobile, broadband; the customer now becomes a node within several networks and many communities. Convergence reaches far beyond the simple bundling of services or unique customer contact services; for the customer, this means no-cost services available over different networks, different terminals and in different situations in life, at home, in the office or on the go. Unik, Net and Unik, Business Everywhere or Internet Everywhere are the first convergence offers that have been successfully launched by France Telecom;

▪

The third trend is that of a drastic change in the value positions of the main players in the sector. Telecommunications operators, terminal or network suppliers, players in media or suppliers of on-line services must now move out of their traditional areas of skills and touch upon related areas in order to provide richer services and develop their revenues. This results in making the relations between the actors in this “ecosystem” more complex, with stiffer competition and the need to form partnerships. France Telecom has clearly foreseen this change with initiatives in the areas of content and audience;

▪

The fourth trend is that competition now will be stimulated more by innovation than by regulatory decisions. Indeed, regulations are becoming more predictable than in the past and are limited to the area of wholesale offers. It is now the ability of operators to create new offers of value for their customers, with increased differentiation in terms of their competitors, that will allow for growth in the market and changes in the share of the market for each of the players. The priority that is given to anticipation and innovation, which has resulted in creating the Technocenter and substantial means (1.7% of 2007 revenue invested in R&D), is at the core of the NExT program.

Back to Contents

2007 form 20-F / FRANCE TELECOM 14

4.2.3     France Telecom has solid assets on which to build its future growth

One of the major assets is the Orange brand which is recognized as a leading brand in the sector for the values of innovation, responsibility, customer confidence and dynamism that it carries. Since the rebranding decision taken in June 2005, many operations have adopted the Orange brand which now regroups 68% of the Group’s customers.

The commercial presence and customer proximity is also a major asset. The Group has developed a vast direct distribution network in order to be as close as possible to its customers, and 68% of acquisitions are in the form of direct sales.

Network assets support the Group’s capacities to anticipate and innovate. 95% of France Telecom’s customers are directly connected to its infrastructure in which the Group is continuing to invest dynamically in order to develop new services and improve service quality from end to end.

Since the NExT plan was announced, France Telecom has rationalized its operating assets, selling off operations when it was no longer possible to remain among the top two leaders in the country, but has also acquired operations that allow it to acquire or consolidate new positions as leader. Currently, 74% of France Telecom’s customer base is located in countries where the Group is either the leader or number two in the market.

4.2.4     The Group’s strategic priorities

Innovation is the Group’s top priority. In order to provide the market with a regular flow of innovation, France Telecom has structured this activity in a way that has no equivalent in terms of its competitors, by creating a network of Orange R&D centers called the “Orange Labs”, located right next to the places where the new trends are being designed (San Francisco, China) or right next to local needs (United Kingdom, Warsaw, Cairo, Jordan, Egypt).

The “Technocenter” is in charge of co-ordinating the development of new products by associating the skills of Marketing, R&D, Networks and IT, while the “Explocenter” tests new product designs, and “Orange Valley”, created in mid-2007, is responsible for developing innovative projects stemming from initiatives that are either internal or external to the Group.

Broadband is at the heart of the innovation strategy, and fixed-line (ADSL) or mobile (3G) broadband coverage in the four key markets (France, UK, Spain, Poland) is very advanced. This will be further reinforced by an increase in HSDPA coverage and by selective investments in optical fiber.

The goal is to accelerate the renewal of the product portfolio in order to stimulate growth in revenue. In mid-2007, the Group decided to launch or strengthen 20 growth initiatives addressing three themes:

▪

access and convergence;

▪

multimedia and audience;

▪

new territories including e-health offers.

In summary, the Group is expecting the share of new products and services in the Group’s revenue to evolve by 5 to 6% in 2007 to about 10% in 2010.

The second priority is service quality. Service quality is indeed increasingly important in order to differentiate oneself from the competition. Better quality is also a source of savings. Already, Orange is recognized for the level of its service quality with France having the lowest claim rate, the highest broadband quality in Spain, and the designation of Orange Business Services as best global operator for the second year in a row.

These efforts will continue in this area and new opportunities for improvement will be sought, especially through developing broadband installation services at the customer’s domicile, or improving the reliability of products and services.

The third priority is to continue developing a strong and recognized brand and to have it bear fruit across the various markets. As the Group’s activity becomes more and more complex, diversified and evolving, the brand represents a point of reference for major growth. The confidence that it inspires facilitates the conquering of new markets and new audiences. From this standpoint, several outside studies (Interbrand, Milward Brown Optimor) show that Orange is among the leading brands in telecommunications and is at the top in Europe thanks to the rebranding operations carried out recently.

Back to Contents

2007 form 20-F / FRANCE TELECOM 15

The fourth priority is to continue improving our operational performance in order to continue reducing costs. The NExT transformation projects covering the increase in productivity and reductions in costs continue to be essential for the Group’s performance. They address all of the processes and the various types of expenses:

▪

commercial expenses: the objective is to stabilize these in terms of a percentage of revenue and to improve the effectiveness of these expenses through better allocation of resources towards the most profitable channels. As such, France Telecom is planning to increase its on-line commercial activity sharply (customer sales and assistance);

▪

inter-operator costs will be optimized by accelerating the use of unbundling in Spain and in the United Kingdom;

▪

the reduction in network intervention and maintenance costs and IT costs will continue, while agreements to share the mobile network have been negotiated in Spain and in the United Kingdom;

▪

all of the other costs are undergoing improvement in performance, such as in the call center area for example;

▪

finally, the Group is continuing the effort underway in reducing its workforce.

The fifth major priority involves orientating the Mergers and Acquisitions activity towards improving the Group’s presence in markets that are a priority for the Group’s strategy. The acquisition policy will remain selective, based on the following objectives:

▪

reinforce France Telecom’s footprint on emerging markets;

▪

strengthen, as appropriate activities, in Western Europe;

▪

acquire complementary competencies in certain key businesses.

This strategy has recently led the Group to sell its operations in the Netherlands and to reinforce operations in Spain by buying out ya.com, as well as taking new positions in high-growth markets such as Kenya (controlling interest taken in the historical operator) or in Niger (new fixed-line and mobile licenses).

4.2.5     The transformation of the Group into an integrated operator is bearing fruit

As a top rate actor worldwide, France Telecom has been able to transform itself into a global integrated operator with 170 million customers in 28 countries, including 115 million under the Orange brand (figures for the end of 2007).

By giving priority to innovation and developing the new “Business Lines” in the areas of content, health and audience, France Telecom is demonstrating its capacity to invest in new sectors of growth.

4.3     PRESENTATION OF THE BUSINESS

4.3.1     General description of the business

The France Telecom group offers its individual customers, businesses and other telecommunications operators an extended line of services covering fixed and mobile communications, data transmission, the Internet and multimedia, and other added-value services.

As of December 31, 2007, France Telecom provided services to 170.1 million customers, up from 158.6 million customers at December 31, 2006.

Table of all Group customers (as of December 31, in thousands, for controlled companies)	2007	2006
Mobile
France	24,226	23,268
Europe (excluding France)	59,596	57,157
World (excluding Europe)	25,840	17,208
Total	109,662	97,633
Fixed
France	34,174	33,873
Europe (excluding France)	11,998	13,504
World (excluding Europe)	1,214	1,304
Total	47,386	48,681
Internet
France	7,917	6,884
Europe (excluding France)	5,033	5,298
World (excluding Europe)	152	100
Total	13,102	12,282
Total
France	66,318	64,025
Europe (excluding France)	76,625	75,959
World (excluding Europe)	27,206	18,612
TOTAL	170,149	158,596

Back to Contents

2007 form 20-F / FRANCE TELECOM 16

The definition of customers is provided below for each category of service:

Mobile service customers

A mobile service customer is anyone holding a SIM card or anyone holding a prepaid card who has placed at least one call and has not passed the date after which it is contractually impossible to receive calls.

Fixed-line telephony service customers

This number is the aggregate of standard analog lines and ISDN access lines in service (including fully unbundled lines), with each ISDN channel being treated as one line. ISDN: Integrated services digital network.

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

Business segments

In order to reflect the change in the Group and the structure of its businesses, France Telecom has selected the following three business segments:

▪

the Personal Communication Services (PCS) segment consists of the mobile telecommunication services in France, the United Kingdom, Spain, Poland and Rest of the World. It includes all the Orange subsidiaries, and the mobile operations of France Telecom España in Spain and TP Group in Poland (with its subsidiary PTK Centertel), and the other Group companies abroad;

▪

the Home Communication Services (HCS) segment includes the fixed-line telecommunication activities (fixed-line telephony, Internet services, operator services) in France, Poland and the Rest of the World, as well as the distribution and support functions provided to the other segments of the France Telecom group;

▪

the Enterprise Communication Service (ECS) segment holds the communication solutions and services dedicated to businesses in France and worldwide.

The Group’s businesses are described in this document, in this order, for each of these business segments.

4.3.2     Personal communication services

4.3.2.1

Overview of the segment

The Personal Communication Services (PCS) segment consists of the mobile telecommunication services in France, the United Kingdom, Spain, Poland and the Rest of the World. It includes all the Orange subsidiaries, and the mobile operations of France Telecom España in Spain and TP Group in Poland (with its subsidiary PTK Centertel), and the other Group companies abroad.

These activities are focused primarily on the transmission of voice and data over digital networks using the GSM standard. In order to enhance its services, France Telecom has deployed the General Packet Radio Services (“GPRS”) system over its network in most of the subsidiaries and the EDGE and HSPDA technology in some of its networks in Europe (for further information, see Section 4.11.1 “Networks”).

In order to offer third-generation services, France Telecom has participated in several UMTS licensing award procedures in Europe. The controlled companies hold UMTS licenses in France, the United Kingdom, Spain, Poland, Belgium, Romania, Slovakia and Switzerland.

France Telecom considers the development of mobile broadband and the third generation to be a strategic priority and an activity with high growth potential, and wants to be a leader in these services in Europe.

France Telecom also intends to remain at the leading edge of changes in the mobile telecommunications market by pursuing a policy of systematic innovation, particularly by offering enhanced, simplified and convergent services.

The Personal Communication Services segment recorded revenues of 29.1 billion euros in 2007 (compared with 27.7 billion euros in 2006 and 23.5 billion euros in 2005). As of December 31, 2007, France Telecom had 109.7 million mobile customers worldwide (up from 97.6 million at December 31, 2006 and 84.3 million customers at December 31, 2005).

The following tables list the countries in which France Telecom currently operates, the operators, the consolidated share in each operator, the total number of customers, and the licenses held in each country.

Back to Contents

2007 form 20-F / FRANCE TELECOM 17

FRANCE/UNITED KINGDOM/SPAIN/POLAND
Country	Operator	Consolidated share (%)	Total number of customers of the companies controlled by France Telecom (in millions)			2G Licenses	3G Licenses Grant date/Renewal date

			2007	2006	2005
France	Orange France(1)	100.0	24.2	23.3	22.4	GSM900/1800	August 2001/August 2021
United Kingdom	Orange UK	100.0	15.6	15.3	14.9	GSM1800	September 2000/December 2021
Spain	France Telecom España(2)	100.0	11.1	11.1	10.3	GSM900/1800	March 2000/April 2020
Poland	PTK Centertel(2)	100.0	14.2	12.5	9.9	GSM900/1800	December 2000/January 2023
(1) Excluding MVNO. There were 25.6 million Orange France customers including MVNO at December 31, 2007. (2) Companies operating under the Orange brand.

REST OF THE WORLD
Country	Operator	Consolidated share (%)	Total number of customers of the companies controlled by France Telecom (in millions)			2G Licenses	3 G licenses Grant date/Renewal date

			2007	2006	2005
Belgium	Mobistar	100.0	3.3	3.1	2.9	GSM900/1800	March 2001/March 2021
Romania	Orange Romania	100.0	9.8	8.0	6.8	GSM900	March 2005/March 2020
Slovakia	Orange Slovensko	100.0	2.9	2.7	2.5	GSM900/1800	June 2002/July 2022
Switzerland	Orange Communications SA	100.0	1.5	1.4	1.2	GSM1800	December 2000/December 2016
Moldova	Voxtel	100.0	1.1	0.9	0.7	GSM900	–
Egypt	Mobinil/ECMS	71.25(1)	10.8	6.6	4.8	GSM900	October 2007/ October 2022
Botswana	Orange Botswana	100.0	0.5	0.4	0.3	GSM900	–
Cameroon	Orange Cameroon	100.0	2.0	1.3	1.0	GSM900	–
Ivory coast	Orange Côte d’Ivoire	100.0	2.5	1.7	1.3	GSM900/1800	–
Madagascar	Orange Madagascar	100.0	1.3	0.6	0.3	GSM900	–
Dominican Republic	Orange Dominicana	100.0	2.00	1.5	1.0	GSM900	–
Senegal	Sonatel Mobiles(4)	100.0	2.5	2.1	1.0	GSM900/1800	–
Mali	Ikatel(4)	100.0	2.0	1.2	0.6	GSM900	–
Jordan	Mobilecom(4)	100.0(2)	1.5	1.4	0.3	GSM900	–
Mauritius	CellPlus	40.0(3)	0.2	0.2	0.2	GSM900/1800	–
Equatorial Guinea	Orange Guinée équatoriale(5)	40.0	0.09	-	-	GSM900/1800	–
Guinea Bissau	Orange Bissau	100.0	0.04	-	-	GSM900/1800	–
Guinea	Orange Guinée	100.0	0.18	-	-	GSM900/1800	–
Central African Republic	Orange Centrafrique	100.0	0.03	-	-	GSM900/1800	–

(1)   Orange and Orascom Telecom jointly control Mobinil, which holds 51% of the operational company ECMS. Therefore, pursuant to IFRS, the financial and operating data of Mobinil/ECMS are consolidated proportionately at 71.25%. The total customer base of Mobinil (100%) was 15.1 million at December 31, 2007.

(2)   At December 31, 2005, France Telecom held 40% control of the operator Jordan Telecom, which itself controlled 100% of its mobile subsidiary Mobilecom. Thus, pursuant to IFRS, the financial and operating data for Mobilecom were consolidated proportionately at 40% on that date.

(3)   France Telecom controls 40% of the operator Mauritius Télécom, which itself controls 100% of its subsidiary CellPlus. Thus, pursuant to IFRS, the financial and operating data of CellPlus are consolidated proportionately at 40%. The total customer base of CellPlus was 552,000 as of December 31, 2007.

(4)   Companies operating under the Orange brand.

(5)   France Telecom controls 40% of the operator Orange Guinée équatoriale. Thus, pursuant to IFRS, the financial and operating data of Orange Guinée équatoriale are consolidated proportionately at 40%. The total customer base for Orange Guinée équatoriale was 220,000 at December 31, 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 18

4.3.2.2

France

The table below presents the principal features of the French mobile telecommunications market and the businesses of Orange France (including, except where otherwise indicated, the French Overseas Departments).

	At December 31
	2007	2006	2005
Market penetration rate in France (as %)(1)	87.6	81.8	79.7
Total number of users in France (in millions)(1)	55.3	51.7	48.1
Contract customers (millions)(1)	36.3	33.6	30.5
Prepaid customers (millions)(1)	19.0	18.1	17.5
Registered customers of Orange France (in millions)(2)	24.2	23.3	22.4
Contract customers (millions)(2)	15.7	14.7	13.8
Prepaid customers (millions)(2)	8.5	8.6	8.6
Market share of Orange France (in %)(2)	43.8	45.0	46.7
Coverage of the Orange France network (as a % of the population)(3)	99.0	99.0	99.0

(1)   Source Arcep.

(2)   Source: Orange France, excluding MVNO. There were 25.6 million Orange France customers including MVNO at December 31, 2007.

(3)   Excluding Overseas Departments and based on Orange France estimates.

As of September 30, 2007, France was the fourth largest mobile telecommunications market in Western Europe, behind Germany, Italy and the United Kingdom (source: Orange).

The penetration rate of 87.6% calculated on the basis of the 2006 census (source: Arcep) (81.8% at December 31, 2006, 79.7% at December 31, 2005), which is lower than the European average, is due to three specific features of the French market:

▪

France is characterized by a low average density of 106 inhabitants per km2 and by major disparities in the country;

▪

the penetration of fixed-line telephony is higher than the European average;

▪

the multi-equipment rate is low in France: 6% compared with 18% on average in Europe.

As of December 31, 2007, Orange France had approximately 24.2 million customers registered (excluding the MVNO) (23.3 million at December 31, 2006, 22.4 million at December 31, 2005). Including MVNO, Orange France had 25.6 million customers at December 31, 2007.

The priority for Orange France has moved from customer acquisition to value creation and customer retention.

The Orange brand, present in France since June 2001, enjoyed spontaneous brand recognition of 94% in December 2007 (source: monthly Orange study).

As of December 31, 2007, the Orange France network covered, according to its estimates, 99.0% of the French population for broadband (excluding Overseas Departments).

GSM and UMTS licenses

Orange France holds a GSM license, which was renewed for a 15-year period as of March 25, 2006, and a UMTS license obtained in August 2001 for a period of 20 years from the date it was granted. See Section 4.7.2.5 “Frequency management”.

Moreover, in the Overseas Departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and Guyana under the “Orange” brand. Orange Caraïbe had approximately 601,000 customers as of December 31, 2007, compared with about 582,000 customers at December 31, 2006, and approximately 600,000 as of December 31, 2005. In December 2000, Orange Réunion launched its GSM service in La Réunion, where it competes with the existing operator. At December 31, 2007, Orange Réunion had about 284,000 customers, compared with about 256,000 customers as of December 31, 2006 and approximately 229,000 at December 31, 2005 (Source: Orange France).

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

▪

Blocked contract offers allow young people from the ages of 11 to 25 to totally control their budgets:

▪

the Orange ZAP contracts, specifically designed for adolescents, offers reduced rates within certain time frames (from 5:00 p.m. to midnight during the week, all day on Wednesdays, weekends and during school vacations),

▪

the M6 mobile by Orange contracts, designed more specifically for the 18 to 25 age group, offers unlimited calls in the evening from 10:00 p.m. to 8:00 a.m. and/or every weekend to Orange and M6 mobiles, which is over 23 million numbers.

Back to Contents

2007 form 20-F / FRANCE TELECOM 19

These packages are all-inclusive and are blocked once the threshold is reached, but can be reloaded using a credit card, a mobicarte, or using the “Reload me” function;

▪

The “à volonté” contracts offer three ranges based on usage and including the unlimited KDO:

▪

Orange Classique, which has 3 plans (1, 2 and 4 hours) which can be adjusted or carried over, with unlimited calls to 3 Orange numbers,

▪

Orange Intense, a choice from among 5 plans (from 1 to 6 hours) with SMS included, calls, MMS and unlimited remote video to Orange mobiles in the evening and on the weekends, and unlimited calls to 3 Orange numbers, 24/7,

▪

Orange Pro, a range of 8 plans (from 3 to 30 hours) all included, for business or private use, with unlimited calls during the day.

The customer can change the contract or plan at any time.

Orange Intense

In October 2005, Orange France launched a new line of contract packages that include mobile broadband access in all plans. The Orange Intense line is now the multimedia benchmark for all customers, whatever the mobile selected (2G, Edge or 3G).

The new Orange Intense contracts consist of a voice and video communication credit and the multimedia offer included with an usage credit for sending SMS (up to 60 SMS). The TV – music surf option is offered for 4 months. The new line consists of 5 voice and video plans (from 1 to 6 hours). All of these contracts offer free voice and video calls, MMS photos and videos to 3 Orange numbers 24/7, as well as unlimited voice/video calls and MMS photos and videos to Orange mobiles in the evening and on the weekend.

Orange Pro

The Orange Pro contracts are intended for both “premium” customers and professional customers (those who hold a Siren business number) who are demanding and heavy mobile users.

The Orange Pro “all included” packages offer a range of 8 plans (from 3 to 30 hours, starting at 46 euros including tax/month). All communications and usages are counted against the contract (international calls, roaming, surf, SMS, MMS). Services are also included: after-sales service 24 hours/24 months, coverage against theft, suspension of the contract, carryover of minutes, mobile conferencing.

The contracts also include:

▪

unlimited calls to all Orange mobiles every day from 8:00 a.m. to 6:00 p.m.;

▪

calls to fixed-line phones in Europe and to fixed/mobiles in the United States and Canada, at the price of national calls.

Moreover, the option of unlimited calls to fixed-line phones in France from 8:00 a.m. to 6:00 p.m. 7 days/week is offered in addition to the Orange Pro contract for 15 euros including tax/month.

For artisans, merchants, professionals, independent workers and business entrepreneurs (those holding a Siren number), the professional option offers, for 14.35 euros including tax/month, unlimited calls to fixed-line phones from 8:00 a.m. to 6:00 p.m. 7 days a week, including professional services (dedicated customer service open 24/7, after-sales service 24 hours/24 months, annual consulting report and a backup SIM card).

Finally, Orange offers solutions to allow receiving emails on mobiles (Orange Black Berry), or solutions to work while travelling via a portable PC with the “Internet Everywhere” offer. This offer gives Internet access, and integrates the GPRS, EDGE, Wi-Fi, 3G and 3G+ technologies. The “Internet Everywhere” access offers are available starting at 24 euros including tax/month (3-hour plan).

Offers without commitment

Orange proposes two categories of offers without commitment, billed by the second from the first second:

▪

the mobicarte is based on the “no bill – no subscription” principle. This offer gives access to all the handsets of the Orange line. The reload choice is the largest in the market, with eight offers ranging from five euros to 100 euros, and up to 50 euros in bonuses offered. In 2005, the mobicarte offer was expanded with options for less expensive calling (unlimited weekends, unlimited evenings, unlimited days). Since November 2005, mobicarte customers have been able to access 3G and video;

▪

Orange initial is the simplest access to mobile telephony, without reloading. This plan offers a subscription for calling and being called, for seven euros/month and a single rate of 0.45 euro/minute for all calls to fixed-line and mobile telephones.

The Orange multimedia offer: Orange World

The Orange World portal offers a multitude of rich and diversified content. This portal offers access to more than 60 live television channels, 700,000 music titles, 3,000 videos, over 200 games, Orange League 1, and the Top 14 in video.

Orange World has launched new, unlimited multimedia options offering simple themes (TV, Surf, Sports, Music). Orange proposes a line of seven unlimited theme options (from 6 to 12 euros) and four Internet options (including a discovery option) billed by data volumes transmitted, along with a large selection of handsets. Connections to Orange World, Gallery or Internet are possible per session up to 20 minutes per session. Rates are then by volume or per session.

Back to Contents

2007 form 20-F / FRANCE TELECOM 20

The introduction of the 3G+ in November 2006 and the HSUPA technology in September 2007 allowed an offer of high definition TV for unlimited viewing on mobile handsets.

▪

As of December 31, 2007, Orange had 1.6 million customers with a multimedia option and over 4.6 million active customers on the Orange World portal. In December 2007, they made 5.7 million TV/video connections.

“Orange Business Solutions”

The objective of Orange France is to assist all businesses every day (very small businesses, small and medium-sized enterprises (SMEs), major corporations or multinationals), by assisting them with mobile and convergent solutions to boost their efficiency and competitiveness. Thus, Orange France offers these customers:

▪

an extended line of voice solutions:

▪

convergent solutions: Unik for business, fixed and mobile contracts for very small businesses, SMEs, Business Talk pack and Premium for mid-sized and large corporations,

▪

solutions to optimize fleet management and control costs for very small businesses, SMEs (Optima Mobile Shared Plan), and for medium and large corporations (Real Time Plan),

▪

rate solutions including unlimited (small and medium business performance, internal unlimited, Duo unlimited),

▪

value-added services such as the mobile virtual private network offer (Business Talk Mobile) and a unified fixed/mobile VPN offer (Business Talk);

▪

mobile data solutions to receive emails on mobiles and PDAs (Orange Black Berry, Orange Mail solutions), or solutions to work while travelling via a portable PC with the “Business Everywhere” offer. This offer allows access to messages, company data, the Intranet, business applications and the Internet, and integrates the GPRS, EDGE, 3G and Wi-Fi and 3G+ technologies;

▪

machine-to-machine services;

▪

after-sales service dedicated to businesses;

▪

a line of selected terminals;

▪

online services to place orders (online boutique) and to manage a fleet and mobile usage (Customer Mobile Space).

4.3.2.2.2     Convergence offers

Unik, first convergence offering for the general public, is a mobile that connects to Livebox for unlimited calls to fixed-line telephones and all Orange mobiles from home, with a single number, a single address book and an automatic network change when the customer leaves home, without a break in the call. Since June 2007, Unik terminals can connect to the 30,000 Wi-Fi hot spots in metropolitan France.

Launched in August 2007, “Net and Unik” allows access to Broadband Internet and more than 60 television channels, as well as being able to make unlimited calls to fixed-lines and Orange mobiles from home.

4.3.2.2.3     Sales, distribution and customer service

In metropolitan France, Orange France sells its products and services through a full range of retail circuits:

▪

the France Telecom retail network, which had 684 points of sale as of December 31, 2007 (700 at December 31, 2005 and 658 at December 31, 2004);

▪

supermarkets and superstores;

▪

about 1,000 independent distributors.

Orange France has also developed its own network of points of sale: 175 “Mobistore” stores were open as of December 31, 2007 (175 at December 31, 2005 and 150 at December 31, 2004).

The offers for Businesses are sold by specialized networks: five Major Account Agencies, 11 France Telecom Business Agencies, and independent distributors.

Mobicarte reloads are available primarily from retailers, particularly in tobacco shops and in France Telecom points of sale.

About 6,000 advisors are available to serve Orange customers in France 7 days a week. These specialists are located in the customer centers of the France Telecom group (Orange France and France Telecom) and at outside service providers. Customer service is also available in the France Telecom points of sale and the Mobistore stores. Finally, subscribers may access certain customer service features via the Orange World portal or the Orange voice servers. They can check information concerning their bill, change their rate plan or select a new one.

Back to Contents

2007 form 20-F / FRANCE TELECOM 21

4.3.2.3

United Kingdom

The table below indicates the principal features of the mobile telephony market in the United Kingdom and the activities of Orange UK.

	At December 31
	2007	2006	2005
Market penetration rate in the United Kingdom (%)(1)	117.8	116	110.6
Total number of users in the United Kingdom (millions)(1)	71.7	70.3	65.1
Orange UK active customers (millions)(2)	15.6	15.3	14.9
Contracts (millions)(2)	5.6	5.0	5.0
Prepaid customers (millions)(2)	10.0	10.4	9.9
Market share of Orange UK (%)(2)	21.5	21.8	22.1
Coverage of the Orange UK network (as a % of the population)(2)	99.2	99.4	99.4
(1) Source: Informa Telecoms & Media (3rd quarter for 2007). (2) Source: Orange UK.

In terms of number of users as of December 31, 2007, the United Kingdom was the third largest mobile telephony market in Western Europe after Germany and Italy.

The number of mobile users in the United Kingdom represented approximately 117.8% of the population of the United Kingdom (116% at December 31, 2006 and 110.6% as of December 31, 2005).

As of December 31, 2007, Orange UK had approximately 15.6 million active customers (15.3 million at December 31, 2006 and 14.9 million as of December 31, 2005) (source: Orange UK) with a market share estimated at about 21.5% of active customers in the United Kingdom at September 30, 2007 (21.8% at December 31, 2006 and 22.1% at December 31, 2005) (source: Informa Telecoms & Media).

Orange UK owns one of the most extensive mobile networks in the United Kingdom. As of December 31, 2007, its network covered, based on its own estimates, about 99,2% of the population (99.4% at December 31, 2006 and at December 31, 2005).

4.3.2.3.1     GSM and UMTS licenses

A GSM license was awarded to Orange UK in February 1994 and remains in effect on the basis of an annual renewal. Moreover, Orange UK holds one of the five UMTS licenses for twenty years awarded in 2000 for a cost of approximately 6.6 billion euros (see Section 4.7.3.3 “Frequencies”).

Orange UK’s third-generation network was officially opened in July 2004 with the launch of the “Mobile Office Card” PC card for businesses. In December 2004, Orange opened the third generation network to all users.

4.3.2.3.2     Orange UK offers

Orange UK offers two kinds of plans for consumer and special plans for businesses under the name “Orange Business Services”.

Consumers

Monthly contracts

In order to simplify its offer, Orange has four plans. Each plan is designed to fit the different type of lifestyles customers lead. “Dolphin” is intended for heavy text message users, with an option for unlimited text transmission for 30 pounds sterling per month under an 18-month contract. “Racoon” is primarily geared to users who call fixed lines, with an option for unlimited calls to fixed lines for 35 pounds sterling per month under an 18-month contract. “Canary” is targeted primarily at users who make calls in the evening and on weekends, with an unlimited call option on evenings and weekends for 30 pounds sterling per month under an 18-month contract. Finally, “Panther” is the broadest rate plan designed for heavy users, which includes for 75 pounds sterling per month the transmission of text messages and unlimited mobile Internet navigation for 2 months, voice mail, a dedicated customer service, mobile insurance and a package of 1,600 minutes of communications.

Customers who subscribe to a monthly service plan may, in principle, terminate their contract with one-month advance notice, subject to having remained a subscriber for a minimum initial term which is generally eighteen months.

“Pay as you go” offers without commitment

The Orange “Pay as you go” offers allow customers to purchase a phone and call time when they need it, depending on the quantity they want. This offer currently includes no fixed fees, the “reloads” have no expiration date, and there is no minimum commitment period. Customers have several quick methods to reload their account: credit cards, cash payment or payment with a magnetic swipe card at a point of sale or with some automated teller machines.

The new “Speak Easy” plan provides a single communications price of 15 p per minute regardless of the destination in the United Kingdom, fixed-line or mobile, at any time of the day or night.

Back to Contents

2007 form 20-F / FRANCE TELECOM 22

These offers are completed by the Orange “Extras”, which offer customers the possibility of purchasing text messages, voice or access to Orange World at a reduced price. The Orange “Extras” must be used within a certain time (one day, one week, a weekend, one month, etc.) from the date of purchase, but there is no time commitment for any of the “Pay as you go” plans.

“Orange Business Services”

“Orange Business Solutions” is a fully integrated entity that can meet the mobile and fixed-line communication needs of medium and large companies and government agencies.

“Orange Business Services”, which is responsible for the complete management of its customers, offers a broad portfolio of specific products and services for businesses, including a flexible line of options for voice, Orange business messaging and a full series of other innovative wireless services. Orange also meets the needs of small companies by offering voice and data transmission services designed to facilitate work “on the road”.

The “Orange Business Services” offer currently has three main plans: “Solo”, “Venture” and “Momentum”.

“Orange Solo” is intended for independent workers and includes additional services such as “Orange Care”, which guarantees a fast replacement telephone in the event of loss, theft or breakdown. “Orange Solo” has defined three rate levels, £30, £35 and £40, which provides access to communications times ranging from 400 to 800 minutes per month, with a 50% bonus under a 24-month contract. “Orange Solo” also includes a promotional offer for unlimited calls to fixed-lines or unlimited text messages, according to the plan chosen, and a certain volume of data is sent free of charge, intended for professionals who want to use mobile email and Internet.

“Orange Venture” is intended for very small companies of up to 10 employees managed under a proper name. “Orange Venture” has simple flat-rate plans with shared communications plans and is available in seven rate levels ranging from £28 to £165 per month. Communication time granted ranges from 275 to 3,400 minutes, and “Orange Venture” also includes unlimited calling between the users that are registered to this plan, as well as a review of the contractual conditions halfway through the contract in order to guarantee that the customer is benefitting from the best-suited plan. In addition, “Orange Venture” includes a promotional offer with 40% more minutes and unlimited calling at off-peak times to fixed-lines and Orange mobile numbers in the United Kingdom, under a 24-month contract.

“Orange Momentum” is designed for larger-size companies that must be able to operate in a flexible manner and that need a plan that allows their employees to continue to work when they need to. “Orange Momentum” offers simple plans with nine rate levels for more flexibility and choice. Rates range from £155 for 2,500 minutes to £3,000 for 45,000 minutes a month. “Orange Momentum” also includes unlimited calls and text messages between co-subscribers, allowing the employees in the company to communicate freely. For longer contractual periods, a promotional offer for three months that offers 25% extra minutes or unlimited calling is proposed.

Orange World

Orange UK offers its customers mobile Internet access and content from the Orange World portal. Orange World is a customized, continuously updated portal, which offers access to the best mobile Internet sites and content. Orange World facilitates the content sharing created by users with flagship services such as “Buff or Rough” (photo sharing) and “Chat”. The content includes: entertainment and news services from Sky, BBC and many other media; “streaming” from more than thirty television channels through Orange TV; film, music and ringtone downloads from Warner Music, EMI, Sony/BMG, Universal Music, and Ministry of Sound; console-type games like “Sonic the Hedgehog” and “Deal or No Deal”; sports info including privileged access to the locker rooms of several soccer clubs; and practical applications including “Traffic TV” and “Photography”. This last service allows users to store high-quality photos from their mobile in an online album.

As of December 31, 2007, Orange World had approximately 4.1 million active customers (compared with 3.1 million at December 31, 2006).

4.3.2.3.3     Sales, distribution and customer service

Orange UK sells its products and services in the United Kingdom through a full range of distribution circuits:

▪

the Orange UK stores, which sell only Orange and France Telecom products. In 2007, the number of stores rose to 336, up from 323 in 2006 and 291 in 2005;

▪

non-speciality retailers, who continue to generate a significant percentage of new Orange customers;

▪

specialized distributors and retailers, who offer the different Orange UK services and Orange “Pay as you go” cards, as well as products and services. In 2007, about 150 of these points of sale offered Orange UK services and products.

A specialized sales team under the responsibility of Orange UK Business Services is dedicated to the acquisition and retention of business customers.

Customers can also obtain Orange products and services and purchase accessories at the Orange UK website: www.orange.co.uk.

Back to Contents

2007 form 20-F / FRANCE TELECOM 23

4.3.2.4

Spain

The table below presents the principal characteristics of the mobile telephony market in Spain and the mobile activities of France Telecom España, which operates under the Orange brand and is referred to below as Orange.

	At December 31
	2007	2006	2005
Market penetration rate in Spain (%)(1)	112.2%	104.6%	97.4%
Total number of users in Spain (millions)(1)	50.2	46.8	43.0
Contracts (millions)(1)	29.4	25.8	22.2
Prepaid customers (millions)(1)	20.7	21.0	20.7
Orange active customers (millions)(2)	11.1	11.1	10.3
Contracts (millions)(2)	6.0	5.4	5.0
Prepaid customers (millions)(2)	5.1	5.7	5.3
Market share of Orange (%)(1)	22.1%	23.8%	24.0%
Coverage of the Orange network (as a % of the population)(2)	99.0%	98.8%	98.8%
(1) Source: Spanish regulatory authority (3rd quarter for 2007). (2) Source: France Telecom España.

Orange is one of the four mobile operators in Spain, with Telefonica Moviles (Movistar), Vodafone, and Yoigo, which is a UMTS network operator with a national roaming agreement.

At December 31, 2007, Orange was in third place in this market with 11.1 million subscribers (compared to 11.1 million at December 31, 2006 and 10.3 million at December 31, 2005) and a 22.9% share of the market in the third quarter of 2007 (compared to 23.8% at December 31, 2006 and 24% at December 31, 2005).

On the date of terminating its contract with Euskaltel in March 2007, Orange had lost 271,000 customers.

At the end of 2007, Orange covered about 99% of the Spanish population with its 2G network and 82% with its 3G network.

With regard to the Group’s NExT strategy, convergence has remained a priority in 2007 with the strengthening of the integrated organization of mobile, fixed-line, broadband and content businesses, and with the launch of new services, such as “Unik B2B”, “Business Everywhere” and “Internet Everywhere”.

Moreover, a new entity has been set up to manage and drive the new activities created in the mobile sector, with the appearance on the market of mobile virtual network operators (MVNO).

GSM and UMTS licenses

Orange (previously Amena) obtained the third GSM license in June 1998 and launched its commercial activity in January 1999, thus ending a duopoly in mobile telephony held until that date by Telefónica and Vodafone.

Four UMTS licenses were awarded in March 2000, through competitive bidding, to Amena, Telefónica Móviles España, Vodafone, and Xfera. UMTS was launched on the Spanish market in 2004. Yoigo, the successor to Xfera, and the fourth operator to win a UMTS license launched its activity in December 2006.

Orange offers

Residential market

Prepaid offers

For customers wanting pre-paid plans, Orange offers a large selection of rate options (“Tarjetas”). The rate range was recently revised in order to better accommodate the various needs of the market (intra- and inter-network communications, peak times, off-peak times) as well as competitive offers, in order to avoid any competitive lack and to strengthen commercial propositions of intra-network communications (on-net) between mobiles.

The subscriber thus benefits from several additional options, with special rates that meet his needs; for example, calls to one Orange number billed only 3 euro centimes per minute, coupons for SMS or weekly promotional offers (“Orange Sundays”).

A number of possibilities are available to reload the prepaid card, by combining the traditional “scratch” cards, automatic bank distributors and call centers. In addition, in the last quarter, Orange started to develop other distribution channels, especially petrol stations and newspaper stands, for the sale of prepaid cards.

Frequent purchasers of high-volume reloads who are long-time Orange customers are offered free reloads.

Orange has improved its SIM card offering sold separately by creating new rates likely to attract users that already own a terminal. This is a strategic action within the perspective of new competition focused on the “low cost” consumption market.

Back to Contents

2007 form 20-F / FRANCE TELECOM 24

Contract offers

The contract plans offer the customer lower prices once a minimum monthly usage is reached. Special rates are offered, for example, for off-peak hours or for the youngest customers.

As with prepaid plans, the customer can enjoy lower rates for the most frequently called numbers (calls to an Orange number are only billed 3 euro centimes a minute), coupons for SMS or other promotional possibilities.

In the spirit of continued efforts striving to anticipate customer’s future needs, and in order to avoid a lack in the offer in terms of the competition, the series of offers paid at term was recently supplemented with an “all network” offer. As such, in this range of contracts, we have the Spanish market’s first contract offer, “Tarifa Plana”, which allows the subscriber to call all national fixed-line and mobile numbers from 6 p.m. to 8 a.m., or “Tarifa Plana Plus”, which also offers 24-hour calling to all fixed lines.

Moreover, Orange offers convergence solutions to consumers in order to meet their needs, regardless of the access technology, especially “Numeros plus” (economic rates for calls between the home’s fixed lines and mobiles) or “Internet Everywhere”.

Offers for this market are based on services that are useful as well as entertaining. Thus, the offer is designed to ensure user-friendliness and transparency, and to allow customers to easily try the various services offered. The portfolio of Orange data services includes SMS, MMS, WAP, news alerts via SMS and MMS, and other services including chat, tunes and images, video calls, television, email video games and music, Internet access and Orange Messenger.

Professional market

For the professional market, Orange adapts its offer to different needs, uses, types of calls, number of lines and other characteristics of businesses.

Custom solutions have been specifically developed for different sectors (real estate, transport) and are offered in partnership with other companies (software designers, for example).

In data services, email receipt is the most frequently requested service. For this purpose, a full line of handsets and technical solutions are available to meet individual customer needs. The other data services completing the portfolio are news services, video calls, Internet or Intranet access.

During the year 2007, Orange launched new convergence services, for example “Unico para empresas”, which allow customers to take advantage of economical rates on their mobiles when they place calls at home via their ADSL Orange access.

Orange attaches great importance in offering innovative solutions to high-end customers, in order to anticipate expectations in the professional market. It was with this in mind that the “Inteligente Empresas” plan was launched last year, which automatically offers more interesting rates as the subscriber increases his consumption.

Furthermore, Orange designs telecommunications solutions for corporate clients whose needs are taken into account, like those of a partner, and for other telecommunications operators (MVNO) who are offered wholesale rates.

4.3.2.5

Poland

The table below shows the principal features of the mobile telephony market in Poland and the activities of PTK Centertel, the mobile subsidiary of TP Group, which is wholly owned by TP S.A.

	At December 31
	2007	2006	2005
Market penetration rate in Poland (%)(1)	108.9	96.5	76.6
Total number of users in Poland (millions)(1)	41.5	36.5	29.2
Active customers of PTK Centertel (millions)(1)	14.2	12.5	9.9
Contracts (millions)(1)	5.6	4.8	4.0
Prepaid customers (millions)(1)	8.6	7.7	5.9
Market share of PTK Centertel (%)(1)	34.1	34.1	34.0
Coverage of the PTK Centertel network (as a % of the population)(1)	99.5	99.4	99.4
(1) Source: PTK Centertel.

The Polish mobile telephony market has been growing rapidly in recent years. At the end of 2007, the penetration rate was 108.9% and subscribers totaled 41.5 million (Source: PTK Centertel). At year-end 2007, the market share of PTK Centertel, which has operated since 2005 under the Orange brand, was approximately 34.1%.

Back to Contents

2007 form 20-F / FRANCE TELECOM 25

Licenses and brand

PTK obtained four licenses to supply telecommunication services: one 15-year license (expiring in August 2012) to operate a GSM1800 digital network, a 25-year license (expiring in December 2016) to operate an NMT 450i analog network, and a 15-year license (expiring in July 2014) to provide GSM900 services, as well as a UMTS license obtained in December 2000 for 650 million euros, 260 million of which had been paid, with the balance scheduled in 18 payments beginning in 2005. This license expires in January 2023. At the end of 2007, coverage for this network reached 25.5% of the population, in accordance with the general conditions of the UMTS license (which required minimum coverage of 20% of the population by the end of 2007). The coverage for this network will be extended progressively. PTK commercially launched its UMTS services in November 2005, available to residential customers as well as business customers.

PTK Centertel products

Since September 2005, PTK Centertel has offered its services under the Orange brand.

In 2007, PTK Centertel enriched its subscription offers by developing plans for consumers: “Nowy Twoj Plan”, “Plan na Rozmowy” and “Nowy Twój Mix” (a hybrid offer combining contracts and pre-paid services). Each of these offers allows customers to choose among services based on cost control or usage flexibility in order to adapt better to the needs of each customer. Actions have been carried out successfully to encourage subscribers to take out flat-rate plans in order to strengthen their loyalty as well as their level of satisfaction.

The prepaid offer includes two price levels, “Orange POP” and “Orange Go”, aimed at two different customer segments.

In addition, the “Orange Music” offer (hybrid or prepaid offer), which targets young people and favors music content and message exchange (SMS, MMS), was launched in October 2007.

In 2007, the offer baptized “Zetafon” (sale of a telephone at a reduced price with a prepaid plan, and a commitment to recharge regularly) was maintained.

Business customers benefit from flexible dedicated plans in order to meet their needs, called “Orange dla Firm” and “Nowa Firma Mix” (hybrid offer).

The range is supplemented by a mobile broadband data transmission offer via GPRS, EDGE, UMTS and HSPDA, sold under the name Orange Free for consumers and Business Everywhere for businesses. In addition, in October 2007, PTK Centertel launched the Orange Freedom ADSL service, and as such became the only operator in the Polish market with an Internet access offer by fixed-line as well as by mobile.

Across all of its networks, PTK Centertel offers several dozen forefront mobile services, including video calls on the 3G network, the Orange interactive voice mailbox, plans including voice and SMS, data and fax transmission, the Orange World multimedia services, MMS, special SMS services, GPS services (“What/Where/Which Way”, “Orange Navigator”, “Where Are You”, “Where Are They”), loyalty programs (“Profit”, “ProPosal”) and roaming services.

The Orange offer is available in several thousand sales outlets throughout Poland.

4.3.2.6

Rest of the world

4.3.2.6.1     Belgium

The table below provides the principal characteristics of the mobile telecommunications market in Belgium and the Mobistar activities.

	At December 31
	2007	2006	2005
Penetration rate in Belgium (%)(1)	98.3	91.4	85.9
Total number of users in Belgium (millions)(1)	10.2	9.5	8.8
Active customers of Mobistar (millions)(1)	3.3	3.2	2.9
Mobistar market share (%)(1)	32.7	33.2	33.1
Mobistar revenues (millions of euros)(2)	1,510	1,549	1,453
Coverage of the Mobistar network (as a % of the population)(3)	99.7	99.6	99.0
(1) Source: Informa Telecoms & Media (3rd quarter for 2007). (2) Including VOXmobile. (3) Source: Mobistar (including MVNO, excluding VOXmobile customers).

Orange is present in Belgium through Mobistar. The Mobistar company was formed and obtained its GSM900 license in 1995 and launched its services in August 1996. As of December 31, 2007, Orange held 50.17% of the capital of Mobistar. The balance is held by the public following the public offering of Mobistar stock in October 1998 on Euronext Brussels.

Back to Contents

2007 form 20-F / FRANCE TELECOM 26

In March 2001, Mobistar obtained a 20-year UMTS license for an auction bid of 150 million euros. Mobistar has fulfilled its obligations to this aim by implementing the technology as early as September 2003 and by deploying on January 1, 2007 a network covering 40% of the population. At January 1, 2008, Mobistar’s UMTS network should be covering 50% of the population. By March 2009, it should be covering 85% of the population.

Mobistar was the second operator to enter the Belgian market and held the second largest market share as at the end of 2007 (Source: Informa Telecoms & Media).

Mobistar currently offers a broad range of both fixed-line and mobile solutions to meet all the needs of the various market segments, from residential customers to major corporations. In the consumer market, Mobistar has launched a new range of prepaid cards (Tempo Comfort, Tempo Friends and Tempo Music) and a new range of contracts. In the prepaid segment, Tempo Music is a new reload concept that combines mobile telephony, music and multimedia. This was launched in February 2006 and reached 579,000 customers at December 31, 2007. In the contract segment, Mobistar is the only significant operator to have recorded gains subsequent to the portability of mobile phone numbers. In addition to its mobile offers, Mobistar has launched the Internet Everywhere product, combining a mobile USB modem with an attractive rate of five euros a month and one euro per day of use.

For the business market, Mobistar has introduced the first combined voice telephony offer, with One Office Voice Pack, providing substantial savings on mobile and fixed-line invoices, and processing the two types of services with a single contract and the same Customer Service Department. During the last quarter of 2007, 40% of new customers of the SME and SoHo (“small office home office”) types took out this convergence offer.

During the year 2007, Mobistar reinforced its controlled distribution channels, increasing the number of its specialized boutiques to 148 and by opening an e-boutique on its Website that allows Internet users to subscribe online to any prepaid or flat-rate offer.

Since 1998, Mobistar has had fixed-line telephony licenses and infrastructure licenses allowing it to offer indirect access telephony service to consumers and small and medium businesses. Mobistar also provides fixed-line telephony services, data transmission and mobile telecommunications services to businesses.

4.3.2.6.2     Netherlands

On October 1, 2007, Orange Nederland NV was sold to T-Mobile, therefore the France Telecom group no longer has any activities in the Netherlands other than activities relating to Enterprise communication services.

4.3.2.6.3     Romania

The table below shows the principal features of the mobile telecommunications market in Romania and the activities of Orange Romania.

	At December 31
	2007	2006	2005
Market penetration rate in Romania (%)(1)	95.5	78.5	59
Total number of users in Romania (millions)(1)	21.2	17.4	13.3
Orange Romania active customers (millions)(2)	9.8	8.0	6.8
Market share of Orange Romania (in %)(1)	43.6	46.0	51.06
Revenues of Orange Romania (millions of euros)(2)	1,234	1,082	870
Coverage of the Orange Romania network (as a % of the population)(2)	96.9	96.8	96.6
(1) Source: Informa Telecoms & Media (3rd quarter for 2007). (2) Source: Orange Romania.

Orange provides mobile phone telephony services in Romania through its subsidiary Orange Romania. Orange Romania was formed and obtained a 15-year GSM900 license in 1996. As of December 31, 2006, Orange Romania estimated that it covers approximately 96.9% of the Romanian population and holds the leading market share in the country with about 9.8 million active customers, ahead of Vodafone. Orange holds 96.82% of the capital of Orange Romania, and the balance is held by minority shareholders.

Orange Romania was the third mobile operator to enter the Romanian market and believes that since December 31, 2007, it is now ranked first in this market.

Following a bid tender launched in August 2004, 15-year UMTS licenses were awarded to Orange Romania and Vodafone Romania (ex. Mobifon) in November 2004. A minimum coverage is required for Bucharest and 10 major cities in 2011. The cost of the license was 35 million U.S. dollars and an annual fee which amounted to 1.2 million euros in 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 27

4.3.2.6.4     Slovakia

The table below summarizes the principal features of the mobile telecommunications market in Slovakia and the activities of Orange Slovensko.

	At December 31
	2007	2006	2005
Market penetration rate in Slovakia (%)(1)	102.2	89.9	82
Total number of users in Slovakia (millions)(1)	5.5	4.9	4.5
Orange Slovensko active customers (millions)(2)	2.9	2.7	2.5
Market share of Orange Slovensko (in %)(1)	49.7	55.0	55.5
Revenues of Orange Slovensko (millions of euros)(1)	744	643	556
Coverage of the Orange Slovensko network (as a % of the population)(2)	99.6	99.3	99.3
(1) Source: Informa Telecoms & Media (3rd quarter for 2007). (2) Source: Orange Slovensko.

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

At the end of 2007, Orange Slovensko held the largest market share (49.7%) in the country with approximately 2.9 million active customers and its network covered 99.6% of the Slovak population.

4.3.2.6.5     Switzerland

The table below shows the principal characteristics of the mobile telecommunications market in Switzerland and the activities of Orange Communications SA.

	At December 31
	2007	2006	2005
Market penetration rate in Switzerland (%)(1)	104.4	98.3	95.5
Total number of users in Switzerland (millions)(1)	7.9	7.4	6.8
Orange Communications SA active customers (millions)(1)	1.5	1.4	1.2
Market share of Orange Communications SA (in %)(1)	18.7	18.6	18.3
Revenues of Orange Communications SA (millions of euros)(2)	816	867	876
Coverage of the Orange Communications SA network (as %)(2)	99.3	99.3	99.3
(1) Source: Informa Telecoms & Media (3rd quarter for 2007). (2) Source: Orange Communications SA.

Orange is present in Switzerland through its wholly-owned subsidiary Orange Communications SA. At September 30, 2007, Orange Communications SA had a market share of approximately 18.7% with 1.5 million active customers and estimated that its network covered 99.3% of the Swiss population.

Orange Communications SA was the third operator to enter the Swiss market and, as of the 3rd quarter of 2007, was the third in terms of market share (Source: Informa Telecoms & Media).

In December 2000, Orange Communications SA was awarded a UMTS license for 15 years at a cost of 55 million Swiss francs, i.e. approximately 35 million euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM 28

4.3.2.6.6     Moldova

The table below shows the principal features of the mobile telecommunications market in Moldova and the activities of Orange Moldova.

	At December 31
	2007	2006	2005
Market penetration rate in Moldova (%)(1)	39.4	31.9	26.6
Total number of users in Moldova (millions)(1)	1.7	1.4	1.1
Orange Moldova active customers (millions)(2)	1.1	0.9	0.7
Market share of Orange Moldova (%)(1)	64.6	61.2	59.9
Coverage of the Orange Moldova (as %)(2)	98.0	97.0	87.4
(1) Source: Informa Telecoms & Media (3rd quarter for 2007) (2) Source: Orange Moldova.

Orange is present in Moldova through its subsidiary Orange Moldova SA, a subsidiary controlled by the France Telecom group. In July 2007, the France Telecom group increased its holding in Orange Moldova from 61% to 94.5%. Orange Moldova SA, formerly Voxtel, was formed in 1998 and obtained its license that same year. In 2003, the license was extended to GSM1800 MHz.

In May 2006, Orange Moldova SA signed a brand use agreement with Orange, which led it to adopt the Orange brand starting in April 2007.

4.3.2.6.7     Other controlled mobile operations outside Europe

Egypt: Orange holds 71.25% of Mobinil (Mobinil Telecommunication S.A.E.), which holds 51% of Egyptian Company for Mobile Services (ECMS), the operational company that carries out its operations under the Mobinil brand. The remaining 28.75% of Mobinil is held by the Egyptian group Orascom Telecom, which also directly holds 20% of ECMS, the shares of which are listed on the Cairo and Alexandria stock markets.

ECMS was formed in 1998 and received its GSM900 license the same year. As of December 31, 2007, according to its estimates, the ECMS network covered about 99% of the Egyptian population, compared with 99% at December 31, 2006 and 94% at December 31, 2005. ECMS estimates that it held a market share of about 51.9% as of the 3rd quarter of 2007 (about 51.5% at December 31, 2006 and 55.1% at December 31, 2005). It had approximately 15.1 million active customers at December 31, 2007 (9.3 million active customers at December 31, 2006 and 6.7 million active customers at December 31, 2005), representing 10.8 million active customers for the Orange share (6.6 million active customers at December 31, 2006 and 4.8 million active customers at December 31, 2005). ECMS remains the leader in its market. (Sources: NTRA for 2007 and 2006, Informa Telecoms & Media for 2005)

In 2007, ECMS was awarded a 15-year UMTS license for 3.7 billion Egyptian pounds (via a payment plan) and annual percentage of 2.4% of total revenues. After 2022, this license can be renewed at no additional cost for consecutive five-year periods. The 2G license that it already holds was extended for a period of nine and a half years and will thus expire on the same date. A detailed five-year coverage plan accompanied the granting of the license, and the regulatory authority (NTRA) guaranteed Mobinil that it would be granted other frequency bands, special rates that apply to its customers for communications within its network (“on net” mode) and a new network code reserved for Mobinil.

Botswana: Orange holds a 51% stake in Orange Botswana, which launched its GSM900 network in June 1998 under the Vista Cellular name. Since March 2003, Orange Botswana has operated under the “Orange” brand. Orange Botswana had approximately 553,000 active customers at December 31, 2007 (436,000 active customers at December 31, 2006 and 244,000 active customers at December 31, 2005) and ranked second in market share out of the two operators present in this market (second in 2006 and 2005). (Source: Informa Telecoms & Media for 2005 and 2006. Data for 2007 provided by Orange Botswana)

Cameroon: The France Telecom group holds 99.5% of the capital of Orange Cameroon, which launched its GSM900 service in January 2000 under the Mobilis name. Since June 2002, Orange Cameroon has been operating under the “Orange” brand. Orange Cameroon had approximately 1,977,000 active customers at December 31, 2007 (1,353,000 active customers at December 31, 2006 and 943,000 active customers at December 31, 2005). Orange Cameroon ranked second in market share between the two operators in this market (it ranked second in 2006 and 2005). (Source: Informa Telecoms & Media for 2005 and 2006. Data for 2007 provided by Orange Cameroon)

Ivory Coast: Orange holds an 85% stake in Orange Côte d’Ivoire, which began operating its GSM900 network in 1996 under the Ivoiris brand. Since January 2002, Orange Côte d’Ivoire has been operating under a GSM900/1800 license. Since May 2002, Orange Côte d’Ivoire has been operating in Ivory Coast under the “Orange” brand. As at December 31, 2007, Orange Côte d’Ivoire had approximately 2.5 million active customers (1.7 million active customers at December 31, 2006 and 1.3 million active customers at December 31, 2005) and ranked first in market share among the four operators in this market (first in 2006 and 2005) (Source: Informa Telecoms & Media for 2005 and 2006. Data for 2007 provided by Orange Côte d’Ivoire). The regulatory authority announced the award of three new mobile licenses, two of which should be commercially available in 2008.

Back to Contents

2007 form 20-F / FRANCE TELECOM 29

Madagascar: Orange holds 60.8% of Telsea, which holds 65.9% of Orange Madagascar (formerly Société Malgache de Mobiles), which launched its GSM900 network in March 1998 under the name Antaris. Orange Participation holds 31.7% of Orange Madagascar via Miaraka. Since June 2003, Orange Madagascar has operated under the “Orange” brand. Orange Madagascar had approximately 1.3 million active customers at December 31, 2007 (644,000 active customers at December 31, 2006 and 279,000 active customers at December 31, 2005). Orange Madagascar ranked first in market share out of the two operators present in this market (as in 2005 and in 2004). (Source: Informa Telecoms & Media for 2005 and 2006. Data for 2007 provided by Orange Madagascar)

Dominican Republic: Orange holds 100% of Orange Dominicana, which launched its GSM900 network in November 2000 under the “Orange” brand. Minority interests, representing 14% of the capital, were purchased in September 2005. At December 31, 2007, Orange Dominicana estimated that it had about 2,070,990 active customers (1,414,600 active customers at December 31, 2006 and 1,000,000 active customers at December 31, 2005) and ranked second in market share at December 31, 2007 among the four operators present in this market (it ranked second at December 31, 2006 and December 31, 2005). (Source: Informa Telecoms & Media for 2005 and 2006. Data for 2007 provided by Orange Dominicana)

Senegal: The table below shows the principal features of the mobile telecommunications market in Senegal and the activities of Orange Sénégal.

	At December 31
	2007	2006	2005
Penetration rate in Senegal (in %)(1)	29.8	24.4	14.8
Total number of users in Senegal (in millions)(1)	3.5	2.9	1.7
Orange Sénégal active customers (millions)(2)	2.5	2.1	1
Market share of Orange Sénégal (in %)(1)	71	70	59
(1) Source: Informa Telecoms & Media for 2005 – Data for 2006 and 2007 provided by Orange Sénégal. (2) Source: Orange Sénégal.

Orange Sénégal (formerly Sonatel Mobiles SA), a wholly-owned subsidiary of Sonatel SA, in which France Telecom owns 42.3%, was founded in 1999, taking over a GSM license awarded to Sonatel SA in 1996. Since November 2006, Orange Sénégal has been carrying out its activities under the “Orange” brand. The competition is Sentel, a subsidiary of the Millicom International group. The regulatory authority announced the award of a new mobile license, which should be commercially available in 2008.

Mali: Ikatel SA, in which Sonatel SA has a 70.2% stake, started operating commercially in 2003 following a license granted in 2002 by the Malian government for the fixed-line, mobile and Internet activities. Since November 2006, Orange Mali has been carrying out its activities under the “Orange” brand. At December 31, 2007, Ikatel SA estimates that it held a market share for mobile activities of approximately 80% (about 80% at December 31, 2006 and about 71.3% at December 31, 2005) with approximately 2 million customers at December 31, 2007 (1.2 million at December 31, 2006 and 561,000 at December 31, 2005). (Source: Informa Telecoms & Media for 2005 and 2006. Data provided by Ikatel for 2007)

Jordan: Orange is present in Jordan through its subsidiary Orange Jordan (formerly MobileCom) a full subsidiary of Jordan Telecom, which is 51%-owned by France Telecom. Orange Jordan was incorporated in 2000 and obtained its license the same year. Orange Jordan was the second GSM operator to enter Jordan’s mobile telephone market, ending MTC-owned Eastlink’s five-year monopoly. Since September 2007, Orange Jordan has carried out its activities under the “Orange” brand.

At December 31, 2007, Orange Jordan had an approximately 33.7% market share (32% at December 31, 2006, and 22.6% at December 31, 2005) with approximately 1.5 million customers (compared with 1.4 million at December 31, 2006, and 660,000 at December 31, 2005) (Source: Informa Telecoms & Media for 2005, Orange Jordan figures for 2007 and 2006)

Mauritius: CellPlus Mobile Communications Ltd, created in March 1996, is a wholly-owned subsidiary of Mauritius Telecom, which is 40% controlled by France Telecom. CellPlus Mobile Communications Ltd was the second operator to enter the mobile telephony market in Mauritius after seven years of the exclusive presence of Emtel (a joint company formed by Millicom and a local company).

Back to Contents

2007 form 20-F / FRANCE TELECOM 30

CellPlus Mobile Communications Ltd obtained a license and started its commercial operations in October 1996. The company is expanding its services on the GSM900 MHz and GSM1800 MHz bandwidths and has offered GPRS service since December 2004. CellPlus covers 99% of the population. CellPlus is the leader in the local mobile market, with a market share of about 59% at December 31, 2007 (67% at December 31, 2006 and 65.2% at 31 December 2005), with about 552,000 customers at December 31, 2007 (480,000 customers at December 31, 2006 and 394,000 at December 31, 2005) representing approximately 221,000 active customers for the Orange share (Source: Informa Telecoms & Media for 2005 and 2006. Data for 2007 provided by CellPlus)

Equatorial Guinea: GETESA, Equatorial Guinea’s historical operator now held 40% by the FT Group and 60% by the government, became Orange Guinée Equatoriale in November 2006. It has a monopoly for fixed-line, mobile and Internet communications services. As at December 31, 2007, Orange Guinée Equatoriale had 220,000 mobile customers, representing approximately 88,000 active customers for the Orange share.

New activities: In 2007, three new companies launched their operations under the Orange brand subsequent to licenses acquired at the end of 2006. These companies are Orange Bissau, Orange Guinée and Orange Centrafrique.

Central African Republic: Orange Centrafrique, a wholly-owned subsidiary of the FT Group, opened its GSM service at the beginning of December 2007. At December 31, 2007, Orange Centrafrique had about 33,000 customers.

At December 31, 2007 Orange Bissau had approximately 36,000 customers and Orange Guinée 185,000 customers.

In November 2007, the France Telecom group acquired a global license (fixed-line, mobile and Internet) in Niger.

Moreover, on December 21, 2007 the France Telecom group through Orange East Africa (held 78.5% by Orange Participations and 21.5% by the Alcazar financial group), acquired 51% of Telkom Kenya, Kenya’s historical operator (fixed-line, “wireless” and Internet operator).

4.3.2.6.8     Mobile activities: Other equity investments

Austria: ONE

Orange has a 35% stake in ONE GmbH, under a consortium with Mid Europa Partners, which purchased the company in October 2007. ONE was granted the third Austrian mobile license in 1997 and a 20-year UMTS license on November 20, 2000, in return for a royalty payment of 120 million euros. According to its own estimates, as of December 31, 2007, the ONE network covered about 98% of the population. In the 3rd quarter of 2007, ONE had 2 million active customers, and had a market share of approximately 21.2%, ranking it in third place. (Source: Informa Telecoms & Media) The ONE brand will be replaced by the Orange brand in 2008.

Portugal: Sonaecom/ Optimus

France Telecom is present on the Portuguese mobile market through its 19.2% stake in the capital of Sonaecom.

At December 31, 2007, the Sonaecom network, through its subsidiary Optimus, which is now called “Sonaecom – Serviços de Comunicações SA” following the recent merger with Novis, covered about 99% of the Portuguese population according to its own estimates. In the 3rd quarter of 2007, Optimus had about 2.2 million registered customers (compared to 2 million at December 31, 2006 and 1.9 million at December 31, 2005). Source: Informa Telecoms & Media.

Optimus was the third operator to enter the Portuguese market and ranks third in market share with 17.4% at December 31, 2007 (17.9% at December 31, 2006 and 17.7% at December 31, 2005). (Source: Informa Telecoms & Media).

When the Portuguese government awarded four UMTS licenses in December 2000, Optimus acquired one license for 100 million euros. This license was awarded for a period of 15 years.

4.3.2.7

License Agreements

The “Orange” brand was first launched in the United Kingdom in 1994 and has since been granted to more than 20 mobile telecommunications common carriers in Europe, Africa and Asia, as well as in countries in the Caribbean and the South Pacific.

Within the brand license agreements, Orange defines the “Orange” brand use guidelines and provides assistance to licensees for its promotion in national markets.

In application of the “NExT” plan’s strategy for extending the Orange brand, it has now extended past mobile telecommunications to wide bandwidth fixed telecommunication services in Europe, online services, and business telecommunication services worldwide.

4.3.3     Home communication services

The “Home Communication Services” (HCS) segment includes the fixed-line telecommunication activities (fixed-line telephony, Internet services, operator services) in France, Poland and the Rest of the World, as well as the distribution and support functions provided to the other segments of the France Telecom group.

The HCS segment in 2007 generated revenues of 22.7 billion euros, compared with 22.5 in 2006 and in 2005, before intra-group eliminations.

The operations in this segment are conducted in three geographic regions: France; Poland, which includes TP S.A. and its subsidiaries, excluding mobile operations; and the Rest of the World, with primarily (in Europe) fixed-line and Internet activities of the Group’s subsidiaries in Spain and the United Kingdom and (outside Europe) non-mobile operations Sonatel in Senegal, Côte d’Ivoire Télécom in Côte d’Ivoire, Jordan Telecom in Jordan and Mauritius Telecom in Mauritius.

Back to Contents

2007 form 20-F / FRANCE TELECOM 31

In the home communication services segment, France Telecom’s strategy in Europe is above all to offer enhanced services, based on the development of ADSL broadband and rapid deployment of the Livebox. This strategy led to the integration of Wanadoo within France Telecom S.A. and the acquisition of a leading position in the ADSL market in Europe.

In the ADSL access market in Europe, France Telecom had 11.6 million customers at 31 December 2007 and estimated that it ranked first in Europe.

The table below details the breakdown of France Telecom’s ADSL customer base (in thousands) for all European countries in which France Telecom is present.

	At December 31
Country	2007	2006	2005
France	7,296	5,920	4,457
United Kingdom	1,138	1,063	906
Spain	1,177	640	563
Poland(1)	2,022	1,712	1,166
TOTAL	11,633	9,335	7,092
(1) ADSL and SDI.

4.3.3.1

France

The operations of the HCS segment in France essentially include:

▪

fixed-line telephony services offered to consumer (residential and small professionals not included as small and medium businesses);

▪

online, Internet access, and multimedia services offered to consumers;

▪

other consumer services (public telephone and card services, portals and e-commerce activities);

▪

content-related activities;

▪

services to operators;

▪

sales, distribution and customer service operations.

The total number of fixed-line access for the consumer market is up (+1.8% in 2007). At December 31, 2007, France Telecom in France had 23 million lines billed as retail on the consumer market and 5.3 million lines billed as wholesale to other operators.

Growth of ADSL and multi-service offers

The actual coverage rate for the French population for DSL broadband is around 98%.

At December 31, 2007, 14.7 million lines carried ADSL (12 million at December 31, 2006 and 8.9 million at December 31, 2005), marketed by France Telecom or by other Internet service providers or operations (France Telecom estimate).

At December 31, 2007, 7.3 million customers had subscribed to an ADSL offer with France Telecom (5.9 million at December 31, 2006 and 4.5 million at December 31, 2005). The market share is stable in 2007 at 2006 levels (49.4%).

Finally, the number of customers subscribing to a France Telecom multi-service offer (Livebox and/or Voice over IP and/or Television) increased as follows:

	At December 31
(thousands)	2007	2006	2005
Number of leased Liveboxes	5,209	3,437	1,559
Number of VoIP customers	4,102	2,081	830
Number of MaLigneTV customers	1,149	577	200

Back to Contents

2007 form 20-F / FRANCE TELECOM 32

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

The rates charged by France Telecom for fixed-line telephony are governed by specific regulations. In the bid tender for universal service launched by the French government in 2004, France Telecom submitted a general proposal defining rate changes for 2005-2008 and additional commitments, for which the French Telecommunications Regulatory Authority (Arcep) issued a favorable opinion in February 2005:

▪

a gradual increase of 23% in the subscription rate over the period;

▪

a reduction of at least 26% in per-call rates over the period;

▪

a reduction in unbundling costs and a decrease of 1 euro excluding VAT in the full unbundling rate;

▪

the implementation of a wholesale offer on subscription resale and a wholesale ADSL offer to allow the end user to benefit from broadband service without having to pay a subscription to France Telecom;

▪

a commitment to align the quality of service for full unbundling with the quality on partial unbundling.

The wholesale offer for subscription to telephone service has been effective since April 2006 and the naked ADSL wholesale offer since July 2006.

Since August 2007, France Telecom has had to comply with global regulations pertaining to rates for telephone calls carried over the switched telephone network. France Telecom must still replicate 100% of the drops in fixed-line to mobile termination rates in its own rates, but this now encompasses all of the two consumption baskets (metropolitan France and French overseas departments). The price of each basket will change every year, equal at most to the change in the consumer price index less 3%, minus reductions in call termination rates. These new measures will replace the previous commitments, keeping in mind that the drops that occurred in 2007 are in line with the commitments that had been made for the years 2006-2008.

As compensation, the ex-ante rates regulation concerning the rate offers for fixed-line telephony over the switched telephone network is discontinued.

Subscriptions and services

The telephone network is accessed through the telephone line, which results in flat service fees for line installation and a monthly subscription fee for line maintenance and basic services (publication in the directory, access to quality customer service, use of France Telecom services such as: voice mail, restricted calling line identification, itemized billing).

Connection to the telephone network

Startup costs for a telephone line have been 55 euros including tax since March 2005. Outgoing call costs are also billed where the installation of a line requires the onsite presence of a technician.

Subscription to telephone service

France Telecom offers a range of subscriptions designed to meet the various needs of residential, professional and business customers.

The differences primarily concern levels of service commitments (guaranteed return of service time), line-related services (caller ID, for example) or publication in professional directories.

The range of contracts for professionals includes the Professional Services Contract, which comprises eight services (for example: itemized billing, three-way conference calls, voice mail, consumption monitoring), plus three additional services to be selected from a number of services offered (for example: caller ID, call forwarding, call waiting and enhanced voice mail).

The price for a home subscription was raised to 16 euros including tax in July 2007. A Professional subscription (the Pro contract) was set at 15 euros excluding VAT in May 2007.

On October 1, 2005, the terms and conditions for a telephone subscription were modified and the minimum contract term for opening a telephone line was reduced by half, from 12 to 6 months. Greater flexibility was introduced to allow customers wishing to subscribe to a full unbundling offer to terminate their subscription without penalty.

Directory service

As a fixed-line telephone operator, France Telecom manages the directory database containing subscriber records. This database, subject to the subscriber’s expressed rights for protection of personal information, is made available to information service providers and directory publishers who request it.

France Telecom sells this database for various purposes, including direct marketing, file enhancement and life-saving assistance for the emergency services (emergency medical services, fire service, police).

In addition, France Telecom has publishing responsibility for the alphabetical directory media: the Annuaire® (white pages printed by department) and the 3611 alphabetical search directory.

In an order dated March 29, 2007, France Telecom was again designated for a 2-year period to supply, as part of its universal service, a universal directory (print and electronic) and a universal information service.

Back to Contents

2007 form 20-F / FRANCE TELECOM 33

Added-valued services

France Telecom continues its policy to develop services, some of which require payment of a monthly subscription fee. Thus, for individuals, for several years already France Telecom has been offering value-added services such as voice mail, call waiting, automatic redial, call forwarding, three-way conference calls, caller ID, retention of the number if moving, and 3,699 (talking clock), announcement of a new number, SMS from fixed lines, “Fun Tones”, a service for customized ringtones on both mobiles and fixed lines, the Stop Secret service, which allows a customer to identify and then filter calls with blocked numbers, along with expanded voice mail (MVE), the convergent service from the integrated operator, which allows customers to consult and manage voice messages from the Orange Internet mailbox.

Calling services

Calling services are billed either by unit, or by duration or at a flat rate. When calling services are billed by unit, the price includes a fixed amount (connect charge), and a variable amount charged per second. The portion billed by time is based on a price that varies by call destination, with the application of a standard rate and a reduced rate depending on the time of day.

In March 2005, France Telecom reformulated the rate scale for local and national calls, which resulted in a cut in the price per minute for local and national calls, and in two measures to simplify rates:

▪

the elimination of the time credit, replaced by a connect charge;

▪

the elimination of adjacent zones, which are now aligned with prices for local calls.

In January 2007, rates for calls to mobile handsets applied by France Telecom were again reduced: to Orange, SFR and Bouygues Télécom mobile handsets, for all residential, professional and business customers.

Rate plans for residential customers

The “Atout Téléphone” line introduced in August 2005 includes seven plans that combine flat rates and/or prices per minutes that are advantageous for calls other than flat-rate calls. The flat rates include minutes to all mobile phones in France, fixed-line and mobiles in the Overseas Departments, Europe and North America.

The “Atout Partout” service, included in all Atout offers, gives a customer the benefits of the plan away from home as simply as at home.

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

Each offer in the line proposes specific telephone fixed rates (tax included):

▪

“Optimale Illimité + 120” at 59 euros/month: unlimited calls 24 hours a day to fixed-line telephones in France, the Overseas Departments and Europe, and all fixed-line and mobile phones in North America plus 120 minutes/month to mobiles in France, the Overseas Departments, and Europe;

▪

“Optimale Illimité” at 39 euros/month: unlimited calls 24 hours a day to fixed lines in France, the Overseas Departments, and Europe, and all fixed lines and mobiles in North America;

▪

“Optimale 2h” at 25 euros/month and “Optimale 4h” at 32 euros/month: two or four hours of use, 24 hours a day, to all fixed lines and mobiles in France, the Overseas Departments, Europe and North America.

Finally the “Optimale” range was enhanced in May 2007, with a “Les Optimales 2h fixe France” entry-level offer at 19 euros/month: 2 hours to all fixed-lines in metropolitan France.

The “Optimale” range was supplemented through the launch in July 2006 of “Optimale 4h 8 MégaMax” including a flat Internet rate. At 59.90 euros/month, this offer includes “Optimale 4h” plus “Internet 8 Mégamax + TV”.

In March 2007, the range was enhanced with “Optimale 2h 8 MégaMax” at 54.90 euros/month, “Optimale 4h 1 Mégamax” at 54.90 euros/month and with “Optimale 2h 1 MégaMax” at 49.90 euros/month.

Rate plans for professional customers

The professional packages line (“forfaits Pro”) includes a series of local and national call flat rates to mobiles, Europe and North America. The “Plans Pro 10 euros” and the “Illimités Pro 1h, 3h, 5h” offers completed the range in 2007.

As it did for residential customers, France Telecom launched a line of “Optimales” plans for professionals in June 2006: “Optimale Pro 3 h” at 32 euros excluding VAT, “Optimale Pro Illimitée 1h, 3h or 5h” from 44 to 73 euros excluding VAT and “Optimale Pro 8 Mégamax” at 57 euros excluding VAT.

In 2007, the Optimales Pro range was further enhanced with “Optimale Pro 1h” at 22 euros excluding VAT, and “Optimale Pro Internet et Téléphone + 1h, 3h or 5h” from 65 to 97 euros excluding VAT.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 34

Minitel and Internet + kiosks

Minitel is an online service offer accessible through the Télétel network, which allows service publishers to distribute added-value content and receive compensation per consultation based on time.

After having resisted due to its practical nature, Minitel is now marginalized, faced with the generalization of the Internet.

The Télétel kiosk model, which has driven the growth of online services, will be extended to the Internet with the Internet + kiosk.

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

▪

low-speed Internet offers, the “Orange accès libre” offer and a complete line of “Intégrales” contracts, ranging from five hours to unlimited 24/7 plans;

▪

broadband Internet offers:

▪

for customers in zones not covered by DSL, satellite broadband Internet access,

▪

for customers in zones covered but not eligible for ADSL, a broadband 512K extended offer based on the re-ADSL technology,

▪

for eligible customers in zones covered, the offer is now structured around three product ranges:

▪

an “à la carte” product range, with no time commitment or cancellation fees, including the 1 Megamax Internet access at 24.90 euros/month, 8 Megamax Internet access at 29.90 euros/month and 18 Megamax Internet access at 34.90 euros/month. The Livebox is offered for an additional 3 euros/month, as well as telephone via Internet to fixed lines in metropolitan France for 10 euros/month. Subject to eligibility, digital TV is included,

▪

a “Formules” product range was launched in March 2007, including access to the Internet, television (where the customer is eligible) and telephone. The customer keeps his telephone subscription. The customer can thus place unlimited calls in IP mode to all fixed lines in metropolitan France while still maintaining the possibility to make calls from the switched telephone network line. In October 2007, the 8 Megamax plans were merged with the 1 Megamax plans, regardless of whether or not the customer is eligible for television. The range now includes two offers: the 8 Megamax plans at 29.90 euros/month and the 18 Megamax plans at 34.90 euros/month,

▪

a naked ADSL offer, the “Net”, launched October 5, 2006, which includes HD Internet access with TV and Telephone via ADSL without subscription to a telephone line. Two packs are marketed: “Net 8 MégaMax” at 39.90 euros/month and “Net 18 MégaMax” at 44.90 euros/month.

Launched in August 2004, Livebox, which is the core of France Telecom’s broadband strategy, consists of a domestic gateway connected to the fixed-line telephone that connects various types of domestic terminals at high speed using several communications interfaces: Wi-Fi, Ethernet, Bluetooth. It allows one wireless ADSL connection to be shared among several PCs or online game playing with a console. It is offered on a rental basis for 3 euros/month.

Moreover, an offer combined with the rental of a laptop PC was launched as a partnership with Apple in April 2007 and with Hewlett-Packard in October 2007.

Internet access rate offers for professional customers

Since October 2007, the Internet offering dedicated specifically to professionals is built around a plan including DSL access and IP telephony to fixed lines in metropolitan France (and television by request if eligible). This plan is also enhanced with email addresses that can be customized in the name of the company, and are secured using anti-virus and anti-spam software. Installation of the Livebox Pro is included in the price of the plan.

The Internet and Telephone Pro offer (up to eight Megamax) is offered for 39 euros excluding VAT per month. The offer is also available in the 18 Megamax version for 44 euros excluding VAT per month.

Fixed-rate IP communications for 1h, 3h or 5h to fixed lines (Europe and North America) and to mobiles (France, Europe, North America), from 8 to 40 euros excluding VAT per month is also offered.

Livebox Pro allows the broadband connection to be shared, and it benefits from a quick exchange in the event of a malfunction. It is offered on a rental basis for five euros excluding VAT per month and has an enlarged bandwidth and a Wi-Fi access function that is compatible with the mobile service user offers.

Orange TV

Orange’s television offer (Orange TV) is available for no additional charge, for all eligible customers that have a Livebox and a decoder (made available to the customer after paying a deposit of 49 euros). Orange TV now offers 58 channels, five of which are high definition.

In addition, there are:

▪

Orange’s theme pay packages: “Mes chaînes thématiques” and “Mes chaînes ciné”, launched in May 2007 and billed 9.90 euros/month; “Mes chaînes chinoises”, “Mes chaînes arabes”, “Mes chaînes jeunesse” and “National Geographic” in high definition launched in September and October 2007, billed 4.90 to 6.90 euros/month;

▪

the Canal + and CanalSat packages;

▪

a Video On Demand catalogue with over 2,500 videos: films, TV series, documentaries, cartoons. Each video is billed when ordered;

▪

subscriptions to theme video programs billed 4.90 euros/month: “24/24 séries”, “24/24 jeunesse”, “24/24 musique”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 35

Optical fiber

After completing the pilot phase, France Telecom undertook the pre-deployment phase in 2007 for its Very High Speed network (FTTH) in France. The decision for the wide-scale deployment of Very High Speed services from 2009 onwards is expected to be taken in 2008, in light of regulatory and market conditions, with the Group’s strategy in terms of optical fiber being to invest where customer use justifies it. See Item 5 “Operating and financial review and prospects – 5.2.1.4.3 Investment projects”.

Other services for Internet users:

▪

Security services: “Antivirus Mail”, “Anti-Spam Plus” and “Anti-Virus Firewall PC” allow a customer to protect his computer against viruses and the receipt of undesirable emails. These offers include firewalls, parental controls and the coupling of security options;

▪

Communication services such as “mail Orange”, “web SMS”, “web MMS”, “photos”, “Orange Messenger by Windows Live” which can be accessed since May 2007 via the web as well as via the mobile telephone through the unified orange.fr portal;

▪

Assistance services for the Multimedia installation: installation services, assistance agreement, wiring offer;

▪

“Liveservices”, a line of services launched in January 2006 such as “Livezoom”, “Livetélésurveillance”, “Livemusic” and “Transfert Photos”. These services, which allow for the connection of home multimedia equipment (fixed- or mobile line, videophone, camera, television, hi-fi channel) to the broadband network using Livebox were enriched in January 2007 with “Liveradio”, a radio service that can be accessed through the Internet via Livebox, and with the “cadre photo”. The latter service allows for new uses, such as receiving photos, videos or music sent from a PC of a 3G mobile phone;

▪

 “Livephone”, the terminal launched in October 2006, which allows Orange broadband Internet customers to telephone in “High Definition Voice” via the Livebox, with a sound quality superior to that of a telephone line.

New fixed-line/mobile convergent services

On October 5, 2006, Orange launched Unik, the first convergence offer for the general public. “Unik” is a mobile phone that connects to Livebox for unlimited calls to fixed-line telephones and all Orange mobile phones from home, with a single number, a single address book and an automatic network change when the customer leaves home, without a break in the call.

In August 2007, the Unik offer was enriched with “Net and Unik”, a convergent offer for mobile and Internet access without traditional telephone line subscription, combined with a Unik terminal. This is an option for the Orange mobile flat rate that includes broadband Internet access, an ADSL line, television at home and a Unik mobile with unlimited calls to fixed-line telephones and all Orange mobiles from home.

4.3.3.1.3     Other consumer services

Other consumer services include:

▪

public phone and card services;

▪

information services;

▪

portals and e-merchant activities.

Public phone and card services

With the growth in mobile phones, the use of public telephones and card services is declining steadily. This trend has led France Telecom to gradually reduce the number of its public telephones as follows:

	At December 31
	2007	2006	2005	2004
Number of public telephones	166,000	179,000	180,000	189,000

Back to Contents

2007 form 20-F / FRANCE TELECOM 36

However, France Telecom maintains telephones installed on public roads, including 41,000 installed for Universal Service requirements (which stipulate the equipment obligation of one booth for communities of fewer than 1,000 inhabitants, and two booths above that number).

France Telecom offers several payment methods for its customers who wish to use public telephones. The most widely used is the telecard (prepaid chip card dedicated to public phones). Other payment methods exist: the rechargeable booth card, France Telecom card which charges the price of the call later to the bill for the customer’s fixed-line phone and coded prepaid cards (including “Ticket Téléphone” from France Telecom). Since the end of 2006, France Telecom has also offered payment for calls using MONEO in a selection of public telephones.

Communication services using cards from any fixed-line phone are also offered: France Telecom cards allow customers to call from fixed-line phones in France, from abroad (France Direct services) and from Orange and SFR mobiles to fixed lines, mobile phones or public phones; calls are billed to the fixed line of the holder of the France Telecom card or to a bank card (CB Phone service).

The telephone ticket is a prepaid calling credit sold in the form of a coded card or a credit card slip. It can be used from public telephones or fixed-line phones, including those with selective access. It includes four families of tickets: France - Europe, International, Maghreb, Alizés.

This business is highly competitive, particularly to international destinations.

Information services

As part of market deregulation, France Telecom, backed by its experience in the information business, launched a full line of new telephone information services, organized into voice multi-channel and web (118712.fr and orange.fr, information tab) on November 2, 2005.

The offer includes:

▪

the 118 712 number, operator service, accessible 24/7 both from fixed-line and mobile telephones, for all operators. The customer can obtain:

▪

up to five information items, including the telephone number and mailing address of a professional or an individual,

▪

reverse searches (name identification using a telephone number),

▪

connection with the desired party.

Innovative services complete the information:

▪

mobile customers receive a confirmation free of charge via SMS, containing information about the nearest metro station and how far away it is, in major French cities, and also receive a link to a WAP plan that allows them to get their bearings;

▪

other numbers adapted to specific customer needs:

▪

the 118 710 number: An innovative service using a voice synthesis and recognition technology accessible from a fixed line or a mobile, and which also provides access to a service portal: weather, horoscope, Allociné and taxi reservations,

▪

the 118 711 number: A universal information service, a base service accessible from fixed-line or mobile telephones,

▪

the 118 700 number: International operator-assisted information services, from Orange fixed-line and mobile telephones. This services allows the caller to obtain two international numbers or five national numbers, a reverse search, connection with the party for some countries, and a tourist information service.

Portals and e-merchant

Since May 2007, the “orange.fr” portal offers a set of services that can be accessed whether from a personal computer or mobiles.

France Telecom is the leader among all Internet service provider portals in terms of audience in France. The audience for the “orange.fr” portal in France was 15 million Internet users in December 2007 (12.8 million in December 2006 and 11.5 million in December 2005 for the Wanadoo portal) (Source: Nielsen/NetRatings – Home & Work panel) With Voila.fr which has 7.8 million Internet users over the same period (7.5 million at the end of 2006 and 6.8 million at the end of 2005 (Nielsen/NetRatings – Home & Work panel), France Telecom has two of the twenty most visited portals in France.

Expansion of this audience is based on three essential revenue sources:

▪

online advertising, with an Internet advertising business for the Orange portal and a set of other sites managed by Orange (like Voila, Cityvox, mappy.com, Ifrance, EMW, sports.fr, Meetic, Leguide.com). This allows advertisers to reach 67% of Internet users through the Orange Advertising network (69% at the end of 2006 and 66% at the end of 2005) (Source: Nielsen/NetRatings – Home & Work panel);

▪

sponsored links on the Orange search engine “Voila”;

▪

pay content services, with everyday services (horoscope, meeting services, classified ads, music, ringtone and logo downloads), entertainment services (on-demand video and downloads of video games);

▪

the e-merchant activities (or e-commerce), are carried by the “Alapage” brand in a full offer of culture, high tech and entertainment products.

4.3.3.1.4     Content-related activities

The expansion of the Group’s range of contents throughout its networks (landline, mobile, Internet) within France and abroad, placed within the responsibility of the Content division, relies upon partnership agreements and the acquisition of rights relating to cinema, music, games, sport and news. France Telecom makes every effort to provide the fullest and most attractive range of content possible, thanks to its association with various partners, such as Arte, France Télévisions, Warner, Sony, Lagardère.

Back to Contents

2007 form 20-F / FRANCE TELECOM 37

All platforms of content services offers put in place by the Group include technical protection devices and digital control tools for those rights to make it possible to ensure the integrity of works, also the proper remuneration of rights-holders. Moreover, France Telecom has a presence in making content secure through the intermediary of its subsidiary Viaccess.

The most important operations carried out in 2007 were as follows:

▪

the launch of the television channel Orange Sports TV, available on the Internet, mobile phones, television (Orange TV) and satellite (over the BIS multi-channel package by AB group);

▪

the launch of the games website www.goa.com;

▪

launch of video-on-demand for high-definition Orange TV;

▪

launch of paid-for collections on Orange TV: my theme-based channels; my cinema channels; my Chinese channels; my Arabic channels; Nat Geo HD; my youth channels; the XXL channel;

▪

reaching new agreements to air films and series in video-on-demand (VOD), also subscription video-on-demand (SVOD):

▪

agreements in France with Paramount and Gaumont studios to air new films, or films currently in the catalogue in VOD, also with Disney to air series in SVOD,

▪

multiple-country agreements with MGM studios to air new films and catalogue films in France, the UK, Spain and Poland in VOD; with Entertainment Rights studios to air animated films in VOD in the UK and Poland; with Granada Studios to air series in France and Poland (in SVOD) and films (in VOD);

▪

to set up STUDIO 37, an investment subsidiary in cinematography rights, which signed fifteen co-productions during 2007;

▪

opening of music offers in VOD and SVOD;

▪

reaching an agreement with France Télévision to air public-service channels (Rewind TV offer);

▪

carry out various partnership operations for the Roland Garros tournament (in France, Spain, Poland, Belgium and Romania), also the release of the film Asterix at the Olympic Games (in France, Switzerland, Romania and Slovakia);

▪

launch of the Music Store offer in the UK (purchase and download of titles onto PCs and mobile phones).

On February 6, 2008, Orange purchased three job-lots relating rights to air Premier League, including a Premium, among the 12 put up for sale by the professional football League for an amount of 203 million euros.

On April 7, 2008, Orange announced the launch of “Orange cinéma séries”, a premium television service to be available in France on all platforms in the 4th quarter of 2008. Orange has secured exclusive access to films and new TV series, as well as titles from catalogues thanks to multi-year deals with Warner Bros. International Television, HBO, Gaumont and Fidélité Films.

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

4.3.3.1.6     Sales, distribution and customer service

In the area of sales, distribution and customer services, the Sales Department of the France operating division is responsible for customer relations for all Group products and services intended for consumers and small and medium businesses.

The Enterprise division works with very large national and international companies, primarily through Equant in the rest of the world.

The Networks, Operators and Information System division distributes France Telecom products and services to other telecommunication service providers and operators.

Consumer products are sold through a variety of channels, in particular:

▪

a network of 684 France Telecom boutiques at year-end 2007 (709 at the end of 2006 and 700 at the end of 2005) distributed throughout France;

▪

the France Telecom telephone customer contact centers, specialized in remote sales and customer relations and which are responsible for managing customer accounts;

▪

a unified customer service around the 3900 number, which provides after-sale service and remote assistance for the fixed-line and Internet products. The 1013/1015 number is now reserved for calls under the universal service. Customers can also benefit from on-site technical services and an offer to assist them in their usages of France Telecom products and services (installation, assistance);

▪

self-service channels via a voice portal (the 3000 number) and two Internet portals (Orange.fr and francetelecom.fr). These portals allow the customer to discover the Internet, broadband multimedia and mobile offers of France Telecom and to order them directly online. The Internet portals also allow the customer to track his Internet and mobile bills and to have information that facilitates the use of the products so that he can configure his equipment and correct certain problems on line.

Back to Contents

2007 form 20-F / FRANCE TELECOM 38

Business customers (excluding major accounts) are also served by the Sales Department of the France operating division for voice, mobile and data transmission activities, with a network of 11 Business Agencies throughout France. These agencies have sales personnel dedicated to a portfolio of customers along with a network of telephone advisors ready to provide customers with information on the offers, the status of their orders, and the service quality of their installations. Moreover, the France Telecom Internet site allows companies to manage their contracts and to place additional orders in real time.

4.3.3.2

Poland

4.3.3.2.1     Fixed-line services and Internet access

TP Group offers a line of fixed-line telephony services that includes local and long-distance calls and international calls, calls from fixed-lines to mobiles, low-speed and broadband Internet. In December 2007, TP Group had 9.5 million subscriber lines and 2 million ADSL customers (Neostrada TP).

In order to stabilize fixed-line telephony revenues, TP Group has set up new rate plans offering free call minutes included in the monthly subscription price, with the goal of moving customers from standard rate plans to monthly fixed-rate plans that generate higher revenues. TP Group promoted these plans heavily during the entire 2004-2007 period and launched two new ones in 2007.

In June 2007, TP Group presented its “TP 2000” offer, which offers 2,000 minutes of free local and national calls. This offer won over 145,000 customers interested in this high-end service and it should have a favorable impact on the satisfaction rate and on customer retention.

In July 2007, the appeal of “TP 60”, the most popular flat rate plan, was increased by implementing a carryover of unused minutes to the following month.

In December 2007, in order to better meet the needs of customers, TP Group extended its range by introducing the “TP 250” flat rate plan, with 250 minutes of free local and national calls. Because of this, 3.1 million consumers had subscribed to one of the new contracts and the percentage of monthly contracts in total revenue from residential fixed-line telephony was 54%.

TP is developing an integrated operator strategy with the introduction in December 2005 of the Livebox TP based on the Livebox model, with Wi-Fi connection. The Livebox TP offers users telephony over IP (since February 2006), television over ADSL (June 2006), Video On Demand (September 2006), voice/Internet/TV “triple-play” (October 2006), single telephone (UMA, under the Unifon brand) and will soon offer video recording. In terms of its “triple-play” offer, TP is now providing 35-channel basic television subscription (plus the Cyfra+ package offers as an option) and over 1,200 films from its Video On Demand library. The “triple-play” offer is now promoted with programming from HBO and Canal+.

An increase in revenues from broadband traffic is a strategic objective for stabilizing revenues from the fixed-line business. In 2001, TP Group launched broadband Internet access using the ADSL technology under the brand Neostrada TP. Broadband Internet access has expanded very rapidly to reach 2 million customers as of December 31, 2007. The extended offer of Neostrada TP and a number of promotional offers are a means to compete in a highly competitive broadband market and increase TP’s market share. At December 31, 2007 nearly 100% of the lines in the TP Group provided access to ADSL.

The current ADSL offers range from an initial access at 128 Kb/s to higher speeds up to 6144 Kb/s. The most distributed ADSL option in 2006 was “Neostrada TP” at 128 Kb/s, the highest selling option in 2007 was the 512 Kb/s one, and the 1 Mb/s option has dominated the most recent sales. In fact, in order to accelerate migration to more advanced products and increase the unit revenues generated, TP Group launched a program to promote ADSL at 512 Kb/s with options for higher levels. This promotional program was reinforced in February 2007 when the limitations that blocked the speed were removed. This entailed an offer to switch from 128 Kb/s to 256 Kb/s and to 512 Kb/s free of charge. 512 Kb/s access thus represented, at the end of December 2007, 46% of the total ADSL links and the 1 Mb/s option represented 35%. In the upcoming years, TP is planning to continue its promotional operations with its ADSL customers to switch to higher speeds in order to provide them with the associated new multimedia services.

The increase in the number of ADSL service customers was also obtained by setting up a customer retention offer (with conditions equivalent to the promotional offer on the initial subscription) and the offer of additional value-added services such as rewards, anti-virus and parental control software, the MS Office suite, or the combined sale of “Neostrada” and a computer with staggered payments.

In 2005, TP Group acquired the interests of the minority shareholders in “Wirtualna Polska”, which operates an Internet portal (“wp.pl”) that ranks second in Poland in terms of audience. In collaboration with “Wirtualna Polska”, TP is developing content services such as the “eVoucher” promotion (Neostrada customers benefit from electronic vouchers good for purchases in the on-line boutiques of TP and “Wirtualna Polska”) and sales of “Neostrada” services on the “Wirtualna Polska” portal.

4.3.3.2.2     Business services

TP Group continued to improve its business service offer in 2007, from the standpoint of technology, rates and access policy.

Back to Contents

2007 form 20-F / FRANCE TELECOM 39

Access policy

Throughout 2007, TP Group continued its promotional campaigns to sell its access offers to the business market. The main items in this offer are the sale of voice access (primarily via ISDN) and broadband access (mainly via DSL link). These offers were associated with reduced installation and/or monthly subscription fees in exchange for a 24-month commitment, which contributes to retaining customers and in guaranteeing revenues. In 2008, the development policy in terms of the customer base will continue, with further emphasis placed on the acquisition of new broadband subscribers and retaining current voice subscribers, in the context of developing wholesale lines. Wholesale development is indeed the primary reason for subscription cancellations in 2007, not only in the consumer market, but also in the business market. In order to limit these cancellations, TP is planning to launch new rates for the business segment.

Rate and service offering

The main rate modification that took place in 2007 was the passing on of the 22% drop in the price of fixed to mobile communications in the business market. Although this involves the standard contract intended primarily for consumers, a substantial amount of business customers are also covered by this type of contract. The impact of this measure on revenues has been felt on the business market as well as with consumers, but was limited to companies using the standard contract, since the drop was postponed for the others until March 2008.

Another rate modification is linked to extending business services to the new segment of independent workers and very small companies, or SOHO (Small Office, Home Office). Since July 1, 2007, SOHO customers have been treated as a professional segment and are no longer integrated with consumers as was the case up until now. This approach will allow TP to better respond to the SOHO segment and take advantage of its growth potential. The development of a complete offer devoted to this segment for which voice and Internet services comprise the major portion of the revenue generated is one of the main objectives for 2008.

As for the business services offering, the portfolio of value-added services over the Intelligent Network (IN) includes the voice information servers and teleconferencing services. Two achievements are to be noted in 2007 in the area of information servers with the commercial launch of “International Infolines”, designed for companies that have subsidiaries abroad, and the launch of interactive functionality on these voice servers. It is also planned to enhance the portfolio of services intended for the SOHO segment. At the beginning of 2008, a new information server offering reserved for the SOHO segment will be implemented.

VoIP/ PABX/ Diatonis business solutions

A new IP protocol service for corporations, “Business Talk IP”, was launched commercially in April 2007. It allows interconnection with business sites equipped with PABX IP by the intermediary of the TP’s IP-VPN (virtual private network) service. It offers free call transmission within the VPN network (“on-net”) and extremely competitive prices for calls transmitted outside to the public network. The customer pays a monthly rate for the access and voice channels used.

In addition to the “Business Talk IP” service, TP offers a complete range of PABX delivery and maintenance services, expanded in 2007 to solutions built around IP-compatible PABX and full-IP PABX.

As such, business customers have a full range of modern IP-based communication solutions.

For the small and medium business market, in April 2007  TP launched a service called “Business pack IP TP”. This is a bundled offer combining ADSL/SDSL Internet access, VoIP communications and data VPN optionally. This service allows businesses to connect their existing equipment (analog PABX and telephones) to TP’s VoIP platform and take advantage of attractive voice communication rates (especially with the unlimited consumption plans) and professional-quality broadband access via DSL link. Other developments in the Business Pack and Business Talk offers are to be launched in 2008, in order to correspond to the various configurations that are possible for the customer.

Broadband data transmission

In order to meet market needs, TP has developed new options for the “DSL TP” offer for small and medium businesses, including firewalls, hosting solutions, and new speed options. Likewise, to meet customer demand, TP strengthened the attractiveness of the IDSL offer (broadband Internet access dedicated to businesses) with a number of promotions and value-added services (new type of modem, flexibility with domain names).

TP’s portfolio of data transmission products was also enhanced in 2007. The most important development was with the “IP VPN TP” service. In order to attract the customer, TP introduced a new more competitive rate and has perfected new options for this service, in particular the administration of firewall functionality, ADSL Link, an alternative customer terminal for ADSL access, SHDSL access for speeds of up to 4 Mb/s and Ethernet access. Thanks to these functional improvements and voluntary sales promotions, revenues grew substantially in 2007, reaching more than 100% in growth compared to 2006.

TP has also reinforced the attractiveness of its “Data Transmission DSL TP” service thanks to various promotions (especially: “VPN SME” for IDSL customers, “Link 24”, “Link 24 bis”, “More Internet” corresponding to a drop in subscription fees for very high speed plans) and new functionality (firewalls, SHDSL access).

In order to stimulate “Business Everywhere” sales, a new rate has been adopted, followed by a communications campaign over the Internet and in the press.

Sales pertaining to TP’s leased line service were supported by various promotions: “Migrate to digital LL for 1 pln”, launched in 2006 and available up until June 2007, and “Cheaper 2Mbit/s LL”, set up in September 2007 and valid until the 1st quarter of 2008. This latter promotion offers a 30% discount (for 12-month subscriptions) or a 60% discount (for a longer subscription) on installation and subscription fees.

Back to Contents

2007 form 20-F / FRANCE TELECOM 40

The “Ethernet VPN TP” service was launched in 2006 in the dense urban zones (Warsaw); this is a broadband data transmission network capable of transmitting the full bandwidth of the line. In 2007, the “Metro Ethernet TP” service was implemented in seven new built-up areas, in Poznan, Cracow, Wroclaw, Lublin, Katowice, Gdansk and Szczecin.

4.3.3.3

Rest of the world

4.3.3.3.1     Europe

Outside France and Poland, the France Telecom subsidiaries in the home communications services segment in Europe are France Telecom España, which is an alternative operator in Spain (formerly Uni2) and an Internet service provider, and Orange UK, an Internet service provider in the United Kingdom.

In all these countries, priority is given to the deployment of unbundling, the development of the ADSL broadband offers and convergence offers made possible by France Telecom’s positions as an integrated operator in each of these countries.

In 2006 in the United Kingdom, France Telecom unified its Enterprise operations (represented by Equant) and its Internet activities (represented by Wanadoo) under the “Orange” brand. As a result, the “Orange brand”, is extending to non-mobile activities and is building on this diversity of services offered to customers. Orange UK is focusing its efforts on deploying unbundling, which began in 2005, with 702 switches unbundled as of December 31, 2007 (458 at December 31, 2006). Orange UK builds on its dual position in wireless and the Internet to develop combined offers and a unified portal.

Orange UK offers a line of broadband Internet access products, which currently includes the following offers:

▪

Home Starter a 2 Mbit/s offer, limited to a volume of 6 Gb per month, a Livebox and free calling in the evening and on weekends from home to any fixed line in the United Kingdom;

▪

Home Select offering speeds of up to 8 Mbit/s, with no limit to the volume transferred (subject to reasonable use), a Livebox and the use of a second line including free telephone calls at any time of the day to a fixed line in the United Kingdom or to 30 other countries;

▪

Home Max offering speeds of up to 8 Mbit/s, with no limit to volume (subject to reasonable use), a Livebox, a residential telephone line, free telephone calls in the evening and on the weekend from home to any fixed line in the United Kingdom and free telephone calls at any time of the day to a fixed line in the United Kingdom or to 30 other countries by the intermediary of a second line.

For the other customers who want low-speed Internet access, Orange UK offers a “Pay as you go” free access plan with monthly “Anytime” rates.

In the United Kingdom, the commercial network has 336 Orange points of sale, 150 specialized retailers and a network of non-specialized retailers.

In Spain, France Telecom España markets low-speed Internet offers and broadband offers on ADSL and is the leading competitor of Telefonica for Internet access in Spain. This position was further reinforced by buying out Ya.com last August.

With its two commercial brands Orange and Ya.com, France Telecom España is continuing to exploit unbundling and is now focusing on first telephone line services and on developing convergent offers. At December 31, 2007, France Telecom España had 1.2 million ADSL customers taking the Orange and Ya.com brands into account (compared to about one million on a comparable basis at the end of 2006). 67% of these ADSL customers are unbundled (compared to 57% at December 31, 2006 on a comparable basis).

Taking advantage of its position as a fixed-line operator and Internet service, IP television and mobile telephone provider, France Telecom España proposes offers that combine all of these services.

As such, the last quarter of 2007 was marked by the launching of “Todo en uno” (All in one) in the unbundled zones which, for a price of 34.95 euros, offers the line rental, the maximum speed over ADSL, free calling at any time of the day to all national fixed lines via VoIP, 40 IP television channels, on demand video, which is all of the fixed-line telecommunication services that allow the customer to break off relations with the historical operator.

In addition to the “Todo en uno” offer, the service portfolio is available according to other options that meet market expectations:

▪

ADSL at 6 Mbit/s with 24h calling to national fixed lines, IP television and on demand video, for 24.95 euros in unbundled zones;

▪

ADSL at 1 Mbit/s with 24h calling to national fixed lines, for 20 euros in unbundled zones;

▪

ADSL at 3 Mbit/s with 24h calling to national fixed lines, for 36 euros in unbundled zones.

This offer can be supplemented by several value-added services and with mobile convergence services such as “Numeros plus”, which offers reduced communication rates between the fixed line and mobile telephones that have been designated for this fixed line.

Back to Contents

2007 form 20-F / FRANCE TELECOM 41

The table below details the breakdown of the Internet customer base by type of offer (thousands of subscribers) for the European countries in which France Telecom is present (outside France and Poland):

		At December 31

Country	Offers	2007	2006	2005
United Kingdom	Narrowband	309	662	1,145
	Broadband	1,138	1,063	906
Total United Kingdom		1,447	1,725	2,051
Spain	Narrowband	223	372	728
	Broadband	1,177	640	563
Total Spain		1,400	1,012	1,291
Netherlands	Narrowband	-	66	116
	Broadband	-	488	506
Total Netherlands		-	554	622
Total Narrowband		532	1,100	1,989
Total Broadband		2,315	2,191	1,975
TOTAL		2,847	3,291	3,964
Source: France Telecom.

4.3.3.3.2     Outside Europe

Latin America

France Telecom indirectly holds a 25% interest in Intelig, the alternative fixed-line telephony operator for national and international long-distance calls in Brazil. This operator launched its operations in the first half of 2000.

On January 15, 2008, France Telecom signed an agreement with the Brazilian group Docas for the sale of the entity indirectly holding its 25% interest in Intelig. Completion of the sale is subject to authorization by the Brazilian telecommunications regulatory authority.

Asia and Pacific

In July 1997, France Telecom signed a partnership agreement with “VNPT”, the Vietnamese fixed-telephony operator. Under the terms of this agreement, France Telecom provides financial, technical and management assistance in a project to install new lines east of Ho-Chi-Minh City.

In March 2007, France Telecom sold Tahiti Nui Telecom, to the Office of the Post Office and Telecommunications of French Polynesia (OPT), in which it held a 34.0% interest.

Middle East and Africa

France Telecom holds a 51% interest (% of control) in Côte d’Ivoire Télécom, the incumbent telecommunications operator in Côte d’Ivoire. CI Telcom provided fixed-line telephony services on about 272,000 lines as of December 31, 2007 (compared with 283,000 lines at December 31, 2006 and 250,000 lines at December 31, 2005). CI Telcom’s activity was impacted by current local events, which led to an impairment of the full value of this asset as of December 31, 2004.

France Telecom controls and holds a 42.3% interest in Sonatel, the incumbent telecommunications operator in Senegal. Sonatel provided its fixed-line telephony services on about 308,000 lines as of December 31, 2007 (compared with 311,000 lines as of December 31, 2006, and 267,000 lines as of December 31, 2005).

France Telecom holds 51% of Jordan Telecommunications Company, which provided fixed-line telephony services on about 624,000 lines as of December 31, 2007 (compared with 648,000 lines at December 31, 2006, and 650,000 at December 31, 2005). Jordan Telecom was “rebranded’’ under the Orange brand in August 2007. Jordan Telecommunications Company was admitted for trading on the Amman stock exchange (Jordan) in 2002.

France Telecom indirectly holds 40% of Mauritius Telecom, the incumbent operator in Mauritius. Mauritius Telecom had approximately 390,000 lines at December 31, 2007 (compared with 405,000 at December 31, 2006 and 425,000 at December 31, 2005).

4.3.4     Enterprise communication services

The “Enterprise Communication Services” (ECS) segment includes the business solutions and communication services in France and the global business services of Equant, a subsidiary of France Telecom, marketed under the “Orange Business Services” brand. The ECS segment in 2007 generated revenues of 7.7 billion euros, compared with 7.7 in 2006 and 7.8 billion euros in 2005, before intra-group eliminations.

4.3.4.1

Business network legacy

Business network legacy services include all services corresponding to the traditional activity of a fixed telecommunications network operator, including access offers and switched voice traffic as well as traditional data services (infrastructure and non-IP managed networks IP).

Back to Contents

2007 form 20-F / FRANCE TELECOM 42

4.3.4.1.1     Traditional fixed-line telephony

Traditional fixed-line telephony services include access, telephone calls and customer relationship management (CRM).

Access

The “Analog Line” subscription range is a service offering intended for Professionals and Businesses. It provides access to France Telecom’s telephone network.

The line of subscriptions designed to meet the specific needs of professional customers and businesses differs from consumer subscriptions primarily in the level of service commitments (guarantee of re-establishment time, 24/7 assistance) and the availability of line-related services (for example, caller ID or call waiting).

In addition, professional customers and businesses have had access since 1987 to the ISDN service (Integrated Service Digital Network) under the “Numéris” brand, which connects the telephone installations with a high degree of reliability, security and compatibility with end-to-end digital quality.

Beyond telephony uses, Numéris ensures operation of monetary applications, remote security, M2M (Machine to Machine), backups for permanent lines, and videoconferencing.

National and international calls

As for residential customers, telephone calls may be billed per unit based on time or at a flat rate.

The “Business rate” is the basic rate for all business customers and professionals that have professional contracts. This rate takes into account the telephone needs of professionals which are primarily concentrated during the day, contrary to residential customers.

For flat-rate offers, diversified rate plans, particularly unlimited flat-rate plans, have been developed to meet different user profiles and to retain customers. The “SME flat rate” thus offers monthly communication plans to fixed lines or mobile telephones located in metropolitan France or telephones located in French overseas territories or abroad, with a sharing of communication time across all the lines of the same site.

Since 2005, France Telecom has capitalized on its positioning as an integrated operator by marketing convergent offers such as the “Business Talk” line.

The “Business Talk classic” and “Business Talk premium” offers provide corporate sedentary and traveling employees with a large panel of services that are modern and easy to use. These offers combine preferred rates with many innovative telephone and management services such as unique voice main and numbers, telephone reception services, analysis and control of fixed-line and mobile traffic, re-routing of calls from one business site to another.

Customer Relationship Management (CRM)

The “Audiotel” service consists of a kiosk service call numbers (e.g., home banking and weather services), a portion of which revenues is repaid to the service provider company.

The “Numéros Accueil” services consist of providing dedicated numbers for business telephone answer centers. Three types of numbers are available (“Vert”, “Azur” and “Indigo” numbers), according to how much of the call the business wants to pay for (full, partial or no payment).

These services are easy to use and can be driven using a Web interface, which allows each customer to manage his telephone activity and to modulate it in real time.

These services are currently moving towards a more complete range under the IP environment and towards single management of incoming and outgoing calls regardless of the communication channels used (fixed-line or mobile, SMS, MMS, email, web, fax).

4.3.4.1.2     Traditional data services

Traditional data services consist of traditional infrastructure services and non-IP managed data service solutions.

Traditional infrastructure services

Leased lines

France Telecom provides “leased lines” to its professional and business customers that are either digital (Transfix digital lines) or analog, which are progressively being replaced with the new DSL and Ethernet technologies.

Fiber optic services

France Telecom has been using fiber optic cable at the core of its national network for several years. This is also the support that allows multi-site companies, who have substantial needs in terms of speed, to group all of their communication together between their establishments on a local, regional or national scale, and their customers or partners can also be connected (SMHD, MultiLAN, InterLAN solutions).

Non-IP managed data services

Various service plans have been offered in this context for several years based on Frame Relay, X.25 or Global Intranet technologies. Customers using these services, in France and internationally, are, however, gradually migrating to solutions like “IP-VPN” or “Oléane VPN”.

4.3.4.2

Advanced business network

4.3.4.2.1     Advanced infrastructure services

DSL and Wi-Fi services

In France, the “DSL Enterprise” services allow the various sites of a company, such as regional agencies, maintenance sites and commercial branches, to be interconnected through DSL.

For areas that are not connected to ADSL, France Telecom has a broad range of access to broadband Internet (“Pack Surf”) via satellite and Wi-Fi and provides, in collaboration with the local authorities, broadband coverage to local districts located in rural areas.

Fiber optic services

France Telecom continues to develop its new generation of very high speed services in France, and is deploying the “Giga Ethernet” technology on its lines to reach a speed of 10 Gbit/s.

Back to Contents

2007 form 20-F / FRANCE TELECOM 43

Marketed since the end of 2005, the “Ethernet LinK” solution is a broadband backbone network offer allowing companies to link up to their local networks (LAN) and their PABX across the entire country, with a high level of service quality, much flexibility in speed and the simplicity of Ethernet.

This service was expanded internationally in 2007, with “International Ethernet Link”, allowing multinational corporations to connect their head office with their data centers around the world.

The Ethernet backbone line was enhanced with the MAN Ethernet plan, which offers speeds ranging from 100 Mbit/s to 1 Gbit/s and is available in the 15 largest French cities, and allows businesses to integrate new usages such as VoIP or critical applications.

With the i-SAN solution, a storage network interconnectivity solution via Ethernet, medium and large corporations also benefit from constant replication of data on a remote backup center, which thus avoids any disturbances in their business in the event an IT problem occurs.

4.3.4.2.2     IP network services

The Internet Protocol (IP) has become the technological base for all communication solutions. The IP Enterprise network is the platform for a broad range of services, including IP-VPN, Internet access services, possibly packaged with other services such as email, hosting and security. France Telecom is developing its convergence offers, particularly in telephony over IP, allowing its customers to make gains in productivity, to increase flexibility and adaptability, and to develop new uses such as collaborative work, and to converge the different communication media.

Internet/ IP virtual private networks/ convergence/ VoIP access

In France

In 2003, France Telecom launched the “unified VPN” offer in France, the first fixed-line/mobile convergent telephony offer based on a Virtual Private Network.

A broad range of IP communication solutions operates around the “Business Livebox”, the single platform for convergence services launched in France in June 2006. It allows businesses to make a simple and progressive migration toward voice over IP and integrate traditional Internet access services and the networking of the companies sites over an xDSL link.

Via its “Business Internet” line, France Telecom offers a set of secure high performance Internet solutions that can be customized, and which combine all of the advantages of broadband IP-based services: instant navigation, secure data exchange, high-performance network support for building Internet solutions, and collaborative work

The “Business Internet Centrex” offer is therefore an integrated solution for broadband business Internet and VoIP access with which the customer can eliminate the management and maintenance requirements of a telephone switchboard.

This line was also enhanced in 2007 with the “Business Internet Premier” offer, providing the advantage of very high speed with optical fiber support in particular for building e-business and multimedia solutions and for developing collaborative work.

France Telecom offers solutions to large companies that allow them to migrate at their own speed to IP telephony, such as:

▪

“Business Talk IP”: this offer allows for easy migration to IP telephony. It provides the internet working and interoperation of PABX and IPBX, but also connectivity with switched networks. It allows all of the sites of a large corporation to be grouped into a single network. Whatever the private telephone equipment may be, “Business Talk IP” guarantees equipment interoperability;

▪

“Business Talk IP Centrex”, hosted and operated by France Telecom, is an outsourced service. It provides the business with conventional functions (PABX) and advanced business telephony functions (unified messaging, click to dial, Web user), without the necessity of equipment or internal telecoms skills on its sites.

The “Business Together” plan launched at the end of 2006 and based on IP-VPN solutions, is a unified communications suite that gives the user easy access from his computer via IP telephony software (softphone) to the company’s collaborative working tools: audio and web conferencing.

International

Outside France, France Telecom also combined its expertise in network services with an expanded offer of value-added services to provide global, integrated and customized communications solutions. These solutions are based on network services that allow users to access information systems, applications and their mailboxes. France Telecom’s network service offer includes IP-VPN MPLS, used at the end of 2007 by over 1,450 customer businesses (compared with 1,450 at the end of 2006 and about 1,300 at the end of 2005) and available in 146 countries and territories at the end of 2007 (compared with 146 at the end of 2006 and the end of 2005).

For smaller sites, France Telecom has offered a line of solutions known as “Small Office Solutions” since 2005. These solutions are based on three levels of DSL services to allow customers to enhance performance and optimize the level of support they need on their different sites through their global virtual private network.

4.3.4.2.3     Mobility solutions

The “Business Everywhere” offer gives businesses of all sizes a solution, that gives their travelling employees remote access from their PCs or communicating PDAs to their applications (messages, business applications) via any network using a single-user interface.

As of December 31, 2007, the “Business Everywhere” plan had 571,000 users in France, an increase of 18% over December 31, 2006 (compared with 486,000 users at December 31, 2006, an increase of 19% over December 31, 2005).

Back to Contents

2007 form 20-F / FRANCE TELECOM 44

4.3.4.3

Extended business services

The convergence of telecoms and IT is at the core of the company’s stakes.

In France and abroad, France Telecom is developing a complete offer of services pertaining to networks that are innovative and have high added value. France Telecom is in a position to assist its customers in switching their communication systems over to IP, answer their security problems and manage their critical applications and to offer them a complete range of services, from advice up to operations, including the design and implementation phases for their IT and telecom infrastructures.

This level of services can go as far as including the outsourcing of communications infrastructures and the integration of complex networks.

In this area, France Telecom has carried out several acquisition operations, allowing it to strengthen its portfolio of offers and skills as well as its geographical presence in key sectors:

▪

the acquisition of the Diwan Group (July 2006) has allowed the Group to supplement its offer in terms of network integration services and to consolidate its skills in the area of security, collaborative tools and call centers in France;

▪

subsequent to the acquisition of Néocles Corporate (October 2006), Orange Business Services customers now have a complete service offering to implement secure infrastructure solutions, especially in the “light client” field (simplified access to applications moved to a central server) and with the associated technologies;

▪

the acquisition of Groupe Silicomp (January 2007) completes the Orange Business Services offering in the areas of company network integration services and critical communicating applications and strengthens its position in the market for convergent offers with recognized expertise in software solutions and on-board real time technology solutions in France and abroad;

▪

the acquisition of the “Business” and “Managed services” division of GTL Limited in India (September 2007) reinforces the Group’s presence in the Asia-Pacific region as an integrated communications solutions operator.

4.3.4.3.1     Integration services

France Telecom offers end-to-end integration services ranging from WAN to LAN to PBX up to the customer’s telephone station and also offers setting up “data centers”. To assist its customers in their transformation to IP and in the utilization of new usages, France Telecom is implementing solutions to allow companies to migrate progressively from traditional switched networks (PBX) to leading edge IP communication services, including consistent and global service level agreements (SLA).

France Telecom provides integration services on site or remotely as well as providing on-line support services.

4.3.4.3.2     Project consulting and management

In both France and abroad, France Telecom offers value-added services, such as project consulting and management, to assist businesses in defining their strategy from assistance with solution design up to and including installation, and then providing them with support.

Since the beginning of 2007, Group customers have been able to take advantage of consulting and assistance services that are compliant with the ITIL® (IT Infrastructure Library) standard, thanks to its experts who are certified. This expertise allows our customers to improve the quality of their services and to save money. To assist its customers in their transformation to IP and the convergence of IT and telecoms, the Group has also strengthened its consulting services in fields such as “M2M”, collaborative work and multi-channel customer relations management.

France Telecom also assists businesses to deploy their telecommunications solutions. The deployment offer ensures the service of the business network and related services under the best conditions in terms of engineering, coordination and delivery times.

4.3.4.3.3     Extended business services

Management of customers’ critical applications

In the context of the convergence of telecommunications and information systems, France Telecom offers services related to information systems by positioning itself on critical applications.

France Telecom hosts, manages and operates very critical communications service platforms on behalf of its customers: voice mail (launch of the “Business Together” collaborative offer with Microsoft in May 2007), security, customer relations management platforms, “M2M” communications and collaborative work tools.

In order to ensure the global security of the information system, France Telecom offers a line of solutions such as the integrated “Business Continuity” offer or the “Unified Defense” offer that are among the broadest in the market in order to secure access to the network, protect the company’s resources and detect and anticipate attacks.

Since the end of 2007, France Telecom has also been providing “IP VPN Protected”, in association with its data services, that is a service intended to secure remote sites and which integrates into the company’s IP VPN network without any additional equipment.

Backed by dedicated skills and expertise, France Telecom is also positioned in specialized integration, management, application and intermediation systems, particularly in the financial, health (Almerys subsidiary) and “e-administration” sectors.

France Telecom offers electronic payment, dynamic virtual card and secure flow management services via the hosting of interbank trading platforms performed by its subsidiary SETIB.

Back to Contents

2007 form 20-F / FRANCE TELECOM 45

Because it allows remote equipment to communicate without human intervention, “Machine-To-Machine” is open to all kinds of applications in all business sectors: tracking, maintenance, replenishment, localization, remote security, alert systems, patient telemonitoring. With its “Business Machine-To-Machine” offer (including the “Fleet” line for interactively managing vehicle fleets), France Telecom is the first operator in Europe to launch a complete M2M offer, including connectivity solutions and platforms and packaged and custom offers that meet complex integration needs.

Customer relationship management

France Telecom offers a broad range of services to businesses to manage incoming and outgoing contacts (colored numbers) and offers a line of custom, multi-channel contact solutions such as “Contact Everyone” so that businesses can progressively manage all of their customer contacts, whatever the communication method used (telephone, fax, e-mails, chat, SMS, MMS, call-back, virtual call centers, voice recognition services). France Telecom has completed this line with a turnkey solution for small and medium businesses.

4.3.4.3.4     Value-added services related to the network or infrastructure

In France, France Telecom offers a number of services linked to its access offer (voice, data, mobility).

For access to the telephone network, there are services such as speed dialing, call management and telephone conferencing, invoice management, communication of the new number, number retention and virtual private networks (voice) with speed dialing and network management services.

For data access, there are options such as web opening for VPN access, or response or re-establishment time guarantees.

In mobile solutions, France Telecom offers optimization solutions with a plan for flow concentration.

4.3.4.4

Other Business Services

Other Business services include broadcast services and equipment sales and leases.

4.3.4.4.1     Broadcast services

France Telecom is present in the broadcast market through its subsidiary GlobeCast. GlobeCast is established worldwide through its 15 teleports and technical centers. GlobeCast transmits video and multimedia content on its satellite and optical fiber network on behalf of television and radio broadcasters, businesses, government institutions or point of sale networks. GlobeCast offers ingest services that digitize and distribute content on all types of networks or platforms, such as satellite television, cable networks, video on mobile, television on ADSL or even work station streaming.

4.3.4.4.2     Equipment sales and leases

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 46

4.4     ISSUER DEPENDENCY IN RELATION TO PATENTS

None

4.5     ACQUISITIONS AND DIVESTITURES

The main acquisitions and divestitures of France Telecom are described in the Notes to the consolidated financial statements under Note 4 “Main acquisitions and disposals of companies and changes in scope of consolidation”.

In addition, on January 15, 2008, France Telecom signed an agreement with the Brazilian group Docas for the sale of the entity indirectly holding its 25% interest in Intelig, the alternative fixed-line telephony operator for national and international long-distance calls in Brazil. Completion of the sale is subject to authorization by the Brazilian telecommunications regulatory authority.

Furthermore, on March 5, 2008, France Telecom announced the acquisition of 100% of Cityvox, one of the leading Internet media groups, number one in France for local sites and a specialist in online outings and leisure news. This acquisition is in line with Orange’s strategy to develop its Internet services and the audience on its portals, consolidating its current position in France as number three for audience and number one for advertising on the web(1).

________

(1): Sources: Nielsen/Netrating, January 2008, TNS Media Intelligence, IAB: advertising investments in million euros

4.6     COMPETITION

4.6.1     Personal Communication Services

Orange faces significant competition from European and international wireless telecommunications providers such as Vodafone, T-Mobile, TIM (Telecom Italia Mobile), Telefónica Móviles, NTT DoCoMo and Hutchison Whampoa, all of which have international networks. In addition, Orange faces competition from national operators in each of the countries in which it operates. To the extent that use of mobile telephones is complementary to fixed-line telephones, Orange also competes with fixed-line telecommunications providers.

4.6.1.1     France

Orange France’s main competitors are SFR and Bouygues Telecom. SFR, which is controlled by Vivendi and partially owned by Vodafone, started its GSM900 operations in 1992. Bouygues Telecom, which is controlled by Bouygues, has operated a GSM network since 1996. Orange, SFR and Bouygues Télécom are the three operators that hold UMTS licenses in the French market. A bid tender to award a fourth 3G license was launched in March 2007. Illiad, the only company that declared itself in March 2007, was rejected by Arcep in October 2007 since it did not comply with the financial terms for the granting of a license that are defined by law. A fourth license could be granted in terms of changes in the current legislation.

The following table shows the market shares of each of the network operators in France (at December 31):

	At December 31
	2007	2006	2005
Orange	46.9%	46.6%	46.6%
SFR	36.2%	35.9%	36.1%
Bouygues Telecom	16.9%	17.5%	17.3%
Source: Informa Telecoms & Media (3rd quarter for 2007).

In addition, the French market includes many brands that have reached MVNO or license agreements with the three network operators Orange, SFR and Bouygues Telecom. The commercial launching of the following new brands took place in 2007:

▪

Saint Hubert Telecom and Leclerc mobile using the SFR network;

▪

TF1 Mobile, Mobiho and Horizon Telecom using the Bouygues Telecom network;

▪

Casino Mobile and Hub Mobile using the Orange network.

4.6.1.2     United Kingdom

The principal competitors of Orange UK are the three mobile telephony network GSM operators: Vodafone, O2 (a wholly-owned subsidiary of Telefónica) and T-Mobile (a wholly-owned subsidiary of Deutsche Telekom). All launched their operations before Orange UK.

Back to Contents

2007 form 20-F / FRANCE TELECOM 47

In addition to these three operators, Orange UK also faces competition from the UMTS market from Hutchison 3G UK Ltd, held by a consortium with majority control by Hutchison Whampoa, which launched its services in March 2003 under the brand “3”.

In November 1999, a joint venture between the Virgin Group and Deutsche Telekom became the first virtual wireless network operator in the United Kingdom, when it launched its service that operates by purchasing call time from One2One (now T-Mobile). Virgin was bought out by NTL in 2006 and is still operating under a new supply agreement with T-Mobile. Other mobile network virtual operators are presently operating in the United Kingdom.

The following table shows the market share of each of the network operators in the United Kingdom:

	At December 31
	2007	2006	2005
Orange	21.5%	21.8%	22.2%
Vodafone	22.2%	20.9%	22.8%
O2	27.1%	27.3%	26.1%
T-Mobile	23.7%	24.4%	23.7%
3 UK	5.5%	5.6%	5.2%
Source: Informa Telecoms & Media (3rd quarter for 2007).

4.6.1.3     Spain

Orange has been competing for several years with two other operators: Movistar (a subsidiary of Telefónica), and the Spanish subsidiary of Vodafone. In 2006, other players appeared, including Yoigo (previously Xfera, a subsidiary of TeliaSonera in Spain) and mobile virtual network operators or MVNOs (Carrefour Mobile, Happy Móvil-The Phone House, and Euskaltel). In 2007, several new MVNOs entered the Spanish market. “Lebara Mobile” opened its service to the public in the first quarter of 2007, while seven other virtual operators carried out limited commercial tests during the last quarter (R, Dia, KPN, Mas Vida, Pepephone, Eroski and Telecable).

Only Orange, Telefónica and Vodafone hold a GSM license and a UMTS license. Yoigo holds the fourth UMTS license and the other operators are MVNOs.

The following table shows the market share of each of the network operators in Spain:

	At December 31
	2007	2006	2005
France Telecom España (Orange)	22.9%	23.6%	23.9%
Telefonica Moviles	45.4%	45.5%	46.1%
Vodafone	30.2%	30.7%	30.0%
Yoigo	0.5%	0.1%	-
Mobile Virtual Network Operators (MVNOs)	0.9%	0.1%	-
Source: Spanish regulatory authority (CMT) (3rd quarter for 2007).

2007 was marked by stiff competition, and the market continues to grow. While the MVNOs and Yoigo gained 1.4% of the market, the three main operators redefined their product portfolios and lowered their prices.

Moreover, Vodafone, by buying out Tele2, acquired broadband infrastructures that will be crucial in competing in the convergence market for telecommunications services.

4.6.1.4     Poland

PTK, which has been operating since September 2005 under the “Orange” brand, initiated its GSM activity in 1998, two years after its competitors. In 2007, PTK became the leading mobile telephony network operator in Poland (based on revenue as well as number of customers (Source: PTK). The other mobile telephony network operators are PTC (majority held by Deutsche Telekom) and Polkomtel (operating under the Plus brand and held by Vodafone, TDC and Polish companies) and P4 (operating under the Play brand and held by Netia as a strategic investor and two investment funds: Novator and Tollerton). In 2007, three MVNOs launched operations and have gained market shares. Due to the arrival of new actors, the market share for existing Mobile Network Operators (MNOs) dropped in 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 48

The following table shows the market share of each of the network operators in Poland:

	At December 31
	2007	2006	2005
PTK	34.1%	34.1%	33.8%
Polkomtel	32.4%	32.7%	30.6%
PTC	31.3%	33.3%	35.6%
P4	2.0%	-	-
MVNO	0.1%	-	-
Source: Informa Telecoms & Media for 2005. PTK Centertel for 2006 and 2007.

At December 31, 2007, 179 companies obtained the authorization to exercise the business of Mobile Virtual Network operator (MVNO).

The key events in 2007 in the Polish market were:

▪

the launch by the P4 operator of its service (under the Play brand), over its own 3G infrastructure and on Polkomtel’s GSM infrastructure, in terms of a nationwide roaming agreement;

▪

the launch by Avon of a mobile service (under the myAvon brand) in terms of an MVNO agreement with PTK Centertel;

▪

the launch by Wirtualna Polska, a member of the TP Group, of its mobile service under the Mobi brand, in terms of an MVNO agreement with PTK Centertel.

In addition, Halo Polsat (MVNO brand of Cyfrowy Polsat) announced the launching of its services for the beginning of 2008.

4.6.1.5     Rest of the world

The following tables show the market share of the network operators in the principal countries in which France Telecom operates.

Belgium: Mobistar competes with two other operators: Belgacom Mobile (under the “Proximus” brand), wholly owned by Belgacom after the purchase of Vodafone’s stake in 2006, and BASE (formerly KPNO) wholly owned by KPN Mobile.

	At December 31
	2007	2006	2005
Mobistar	32.7%	33.2%	33.2%
Belgacom Mobile	44%	44.7%	48.4%
BASE	23.3%	22.1%	18.4%
Source: Informa Telecoms & Media (3rd quarter for 2007).

Back to Contents

2007 form 20-F / FRANCE TELECOM 49

Romania: Orange Romania competes with four other operators: Vodafone Romania, wholly owned by Vodafone Group plc, Telemobil/Zapp owned by Inquam, which is itself held by Qualcomm, and Cosmote, 70% held by Cosmote Group and 30% by Rom Telecom, the Romanian national fixed-line operator.

	At December 31
	2007	2006	2005
Telemobil	2.7%	2.9%	2.7%
Vodafone Romania	40.4%	44.1%	45.9%
Orange Romania	43.6%	46.0%	51.1%
Cosmote Romania	13.3%	7.0%	0.4%
RCS & RDS	0.01%	ND	ND
Source: Informa Telecoms & Media (3rd quarter for 2007).

Slovakia: Orange Slovensko currently competes with two other operators, Telefonica 02 and T-Mobile (Eurotel), which is wholly-owned by Slovak Telecom, which is majority-owned by Deutsche Telekom.

	At December 31
	2007	2006	2005
T-Mobile (Eurotel, GSM)	41.41%	45.0%	44.5%
Telefónica O2 Slovakia	8.9%	ND	ND
Orange Slovensko	49.7%	55.0%	55.5%
Source: Informa Telecoms & Media. (3rd quarter for 2007).

Switzerland: Orange Communications SA. competes with other wireless network operators, including Swisscom Mobile, which is owned by Swisscom, and Sunrise, owned by TeleDanmark.

	At December 31
	2007	2006	2005
Swisscom	62%	63.1%	62.9%
Sunrise (TDC)	18.9%	18.1%	18.6%
Orange	18.7%	18.6%	18.4%
Tele2	0.4%	0.3%	0.1%
Source: Informa Telecoms & Media (3rd quarter for 2007).

Egypt: ECMS (Mobinil) was the first wireless operator in Egypt. At December 31, 2007, ECMS held the largest share in this market, for prepaid offers as well as for subscriptions. After Vodafone Egypt, a third operator, Etisalat, entered the market in May 2007.

	At December 31
	2007	2006	2005
ECMS	51.9%	51.5%	53.21%
Vodafone	45.8%	48.5%	46.79%
Etisalat	2.3%	ND	ND
Source: Informa Telecoms & Media for 2005. Egyptian regulatory authority (NTRA) for 2006 and 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 50

4.6.2     Home Communication Services

4.6.2.1     France

In 2007, competition was focused on broadband and the year was marked by consolidation transactions and by convergence in the broadband services offered: rapid expansion of the triple play offers (telephony, Internet, television) and the launch of new convergent offers with wireless.

Consolidation in the fixed-line market

Neuf Cegetel, after opening its capital to the public in October 2006 and buying out the French subsidiary of AOL in September, continued with its consolidation policy in 2007 on the broadband market, by buying out Deutsche Telekom’s subsidiary Club Internet in the month of May.

SFR confirmed its interest for the ADSL market by signing a virtual fixed-line operator agreement with Neuf Cegetel and by buying out Tele2 France. In December 2007, SFR started a procedure to repurchase the Neuf Cegetel securities held by the group Louis Dreyfus.

There is only one cable operator left in the French market after the purchase of Noos by Numericâble in 2006. Generally, cable has a weak presence in France, with a total of 700,000 broadband Internet customers in June 2007 (source Arcep).

At the end of 2007, France Telecom’s leading competitors in the entire consumer fixed-line market were NeufCegetel, Free, Telecom Italia and Numéricâble.

Concentration of the competition in broadband

Broadband represented 90% of Internet subscriptions at the end of the 3rd quarter of 2007 (source Arcep) and DSL lines represented 95.1% of the broadband accesses (Arcep - Markets observatory, June 30, 2007).

The leading Internet service providers, as well as the network operators, made a choice to invest in their infrastructures in order to migrate toward unbundling.

At September 30, 2007, the unbundled zones covered 66% of the population (source: Arcep - unbundling indicators).

	At December 31
Number of distribution frames and unbundled lines	2007	2006	2005
Number of distribution frames available for unbundling	2,675	1,789	1,107
Number of unbundled lines (in thousands) (partially and fully)	4,836	3,940	2,820
Number of fully unbundled lines	3,215	2,120	592
Source: Arcep: Unbundling indicators September 30, 2007.

Full unbundling allows alternative operators and Internet service providers using it, to provide their customers with a single bill including telephone line subscription, telephone calls and broadband services (Internet access, television via ADSL and VoIP).

France Telecom’s launch of a wholesale offer of telephone subscription service in April 2006 and a wholesale offer of naked ADSL in July 2006 allows offering subscription offers to the included line.

VoIP grew substantially in 2007, as the percentage of Voice over IP communications rose from 11% in the last quarter of 2005 to 23.0% in the 3rd quarter of 2006 (Arcep - Markets observatory) and to 33.2% in the 3rd quarter of 2007 (Arcep- Markets observatory.

Most of the players have a triple play offer (Internet, telephony, television): Free, Neuf Cegetel, Telecom Italia (Alice), Noos-Numericâble. The Darty distributor introduced an ADSL offer, with the triple play option by using the Completel network.

The fixed-line and wireless convergence offers appeared in 2006 with: Unik, the GSM/Wi-Fi convergent telephone from France Telecom, the Wi-Fi modem from Free adapted to allow telephony over Wi-Fi with a hybrid telephone, Twin, the hybrid telephone from Neuf Cegetel on GSM and Wi-Fi. They continued their development in 2007 with the expansion of the Unik range of terminals and the launching of “Net & Unik” by France Telecom and SFR’s Happy Zone offer.

The first investments in optical fiber (FTTx) were launched at the beginning of 2007 by France Telecom, Iliad and Neuf Cegetel. Optical fiber will make it possible to offer higher speed and to deploy new added-value services.

In the traditional voice market, there was a decline in the number of subscriptions with carrier selection, both on a per-call basis and with pre-selection, which was tied to the growth in VoIP: - 26% between September 2006 and September 2007, with 4.1 million customers for preselection and 1.2 million customers for call-by-call selection at September 30, 2007 (Arcep - Markets observatory). France Telecom’s rivals are progressively leading their customers to “all IP” offers, built around full unbundling and naked ADSL.

Back to Contents

2007 form 20-F / FRANCE TELECOM 51

Operator market share

On switched voice, the leading competitors of France Telecom in the consumer market are Tele2 and Neuf Cégétel.

France Telecom’s market share, measured on traffic using its networks, grew to reach about 72%.

	At December 31
Consumer market share of France Telecom	2007	2006	2005
All destinations, switched voice	71.8%	68.6%	67.8%
Source: France Telecom.

In broadband Internet, France Telecom confirmed its leadership with the success of the Livebox and its multi-service offers.

According to Idate, the market share for the various broadband operators at the end of June 2007 was as follows:

France Telecom	Free	Neuf Cégétel	Telecom Italia France (Alice)	Numericâble	Others
46%	18%	21%	6%	5%	4%

France Telecom’s market share in ADSL was 49.4% as of December 31, 2007 (Source: France Telecom).

Portals

Orange Publicité, the Orange advertising division remained a leader in the online advertising market in France in terms of audience, with a reach of 67% at the end of 2007 (69% in December 2006 and 66% at the end of 2005 for Wanadoo advertising, Source: Nielsen Home & Work panel) and in terms of advertising revenues and market share in online advertising at the end of December 2007 (Source: TNS Média Intelligence).

Orange Publicité is changing with actors such as Google, MSN and Yahoo for the search activities.

In the field of display advertising, the market is shared with TF1, AOL and Benchmark group.

4.6.2.2     Poland

TP Group’s market share in the consumer and business segment was as follows, based on estimates:

Telephone lines	82.3%
Local calls	80.1%
National telephone calls	74.7%
International telephone calls	67.3%
Fixed-line to wireless	79.0%

In the fixed-line telephony segment, TP Group’s main competitors are as follows:

▪

Dialog (a subsidiary of KGHM, a state-owned copper producer, whose share capital is partially held by the Polish State);

▪

Netia, a company held by institutional investors;

▪

Multimédia Polska (previously TeleNet), a company held by institutional investors and listed for trading on the Warsaw stock exchange;

▪

Tele2, subsidiary of the Swedish operator Tele2 AB (the largest virtual fixed-line operator based on TP’s wholesale offer).

The main competitors of TP Group with telecommunications infrastructures (excluding wholesale-purchased access infrastructures) are Tele2, Netia and Dialog, with market shares of 4.3%, 3.7% and 3.7% respectively (TP Group estimates). Netia and Energis traditionally focused on business customers, but the two companies have changed their strategy and are moving toward the mass markets, relying on the TP wholesale offer.

Internet

TP Group is the largest Internet service provider in Poland for both residential and business customers and is a top-rated actor in low-speed Internet (TP Group estimates). As of December 31, 2007, TP Group’s market share in terms of traffic in the low-speed consumer segment (measured over TP’s network) was 95%, unchanging in relation to December 31, 2006. TP also retained a significant market share in broadband communications with 42.7% at year-end 2007, compared to 43.6% at the end of December 2006. The broadband market is becoming more and more competitive. Subsequent to the regulatory decision taken in 2006 which requires TP to sell “bitstream” access as wholesale, operators such as Netia and Dialog (and virtual operators such as Tele2) can offer broadband flat rates to customers, proposing substantial price reductions (51% of the margin on the wholesale price at the end of 2007). However, the major competitors in the broadband market are still the cable network television operators (UPC Polska, Aster Group, Multimedia Polska), which have intensified their “triple-play” offers. Various micro services and local access network providers also have a strong presence in Poland, with a market share of about 26.8% in December 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 52

4.6.2.3     Rest of the World

United Kingdom

In the United Kingdom, broadband access forms 88% of all Internet access (Source: UK Office for National Statistics Internet connectivity report, 3rd quarter 2007). In all, there are 15.1 million broadband connections, of which 1.4 million are professional lines. Broadband penetration into homes is about 54%, compared to 45% at December 31, 2006. DSL links form 78% of all broadband access.

Unbundling continues to make progress, sustained by considerable volume in migrating IPStream broadband Internet access to local unbundled lines. As such, unbundled lines changed to 3.5 million in November 2007, up from 1.1 million in November 2006 (Source: Enders Analysis, Telephony and broadband market statistics, 3rd quarter of 2007).

In 2007, the broadband market continued to develop quickly and competition has remained stiff. One of the key events was the success with the BSkyB satellite broadband service, which, 14 months after it was launched, reached 1 million customers in October 2007. The Virgin Media brand appeared on the market in February 2007, taking over the NTL and Telewest brands. Mergers and consolidations continued, with Tiscali that bought out the voice/broadband division of Pipex, while BT was buying out Brightview’s broadband subscribers. Moreover, Vodaphone and O2 launched their DSL servers.

The multi-play bundled offers are now the standard in the market and combine broadband, unlimited voice calling and, according to the operator, fixed line, television or mobile flat rate.

At the end of September 2007, the respective market shares held by the main players in the broadband market were as follows:

BT	Virgin Media	Carphone	Tiscali UK	Orange	BSkyB	Other
26.9%	23.7%	16.4%	12.3%	7.6%	6.4%	6.7%
Source: Enders Analysis, Broadband market in the United Kingdom, 3rd quarter of 2007.

Spain

In Spain, 95.6% of the Internet customers were broadband in the 3rd quarter of 2007, with DSL access representing 79.3% of the broadband service and only 20.4% of the DSL lines were unbundled (source: CMT quarterly report for the 3rd quarter of 2007 and monthly report for September 2007).

Three major aspects marked the market in 2007. Firstly, mergers continued, with Orange buying out Ya.com and with Tele2 bought out by Vodafone. Secondly, intensity in competition: most operators have a standard double play offer (voice and Internet), which drives prices downward, while the major operators in the market (Telefonica, Orange, Jazztel, Ya.com and cable operators) have Triple play offers. Thirdly, the launch of a first line subscription service by operators other than the historical operators (Orange and Jazztel) provide them with the means to truly compete with the latter.

In the 3rd quarter of 2007, the respective market shares of the main players in the broadband Internet market in Spain were as follows:

Telefonica	ONO	France Telecom España(1)	Jazztel	Tele2	Other
56%	17%	15%	3%	3%	6%
(1) Including the Orange and Ya.com brands (respectively 9% and 6% of the market share) - source: CMT quarterly report for the 3rd quarter of 2007.

4.6.3     Enterprise Communication Services

Telecom operators present in the business market are currently undergoing a major transformation in the economic models, while new actors are appearing that represent competition for them.

Indeed, the field of conventional voice communications that still represents a significant share of the revenue is going down, favoring that of Voice over IP. In order to offset this drop, operators are looking for new growth relays by developing the share of services in their revenues.

Moreover, while the degree of customer expectations is rising, the latter also want to be assisted more and more often in their changing professions and expect their service providers to offer integrated end-to-end solutions.

Back to Contents

2007 form 20-F / FRANCE TELECOM 53

The borders that used to exist between telecommunications operators and SSII are being removed due, on the one hand, to the increasingly common conventional connectivity that has become a commodity that is under intense competition, and, on the other hand, the convergence to IP. The actors in these two markets are coming out of each of their historic scopes of business and are meeting each other in the market for services pertaining to networks (Network Related Services – NRS), a market that is enjoying strong growth as well as consolidation.

In order to be in a position to develop the new, integrated services expected by customers who take full advantage of the possibilities afforded by IP, telecoms operators are acquiring new skills, either through targeted purchases or by forming partnerships with service companies. Inversely, IT service companies in turn are investing in the telecommunications field, offering their customers IT solutions that incorporate the telecoms component.

Network services
Network related services
IT services
Voice
Mobile Voice/Data
WAN
LAN/PBX
Data center
CCA*
Desktop
Business applications
Business processes
Outsourcing
Consulting
Integration
Equipment
Managed services
Maintenance
Traffic
Access
design
build
run
Major IT Companies
Niche players, integrators
Telcos and VNOs
- capitalizing on competencies and capacities linked to service
- capitalizing on relations with the IT Director, VP-IT
- capitalizing on technical competencies
- the request is oriented to the bundled offers
- credible for the IT Director, the VP-IT

4.6.3.1     The telecommunications market

France Telecom’s main rivals in the Business telecommunications market are:

▪

the French general telecommunications operator Neuf Cegetel that provides voice and data services and who also concerns the consumer market. Announced at the end of 2007, the acquisition of Neuf Cegetel by SFR should be finalized in the fall of 2008;

▪

local loop alternative operators, such as Colt Telecom and Completel, purchased in August 2007 by the Altice and Cinven fund. The network operators are positioned in the voice and data transmission services market in France intended for multinational corporations and SME. They can provide their customers with a network access service, either through unbundling the local loop, or via alternative local loops;

▪

global telecommunications service operators, including BT Global Services, AT&T Business Services or Verizon Business, which offer multinational customers services with a strong network and data component. These operators offer a comprehensive range of data transmission services to supplement their more traditional voice services.

Back to Contents

2007 form 20-F / FRANCE TELECOM 54

In France, where their clientele is, however, high targets, they are able to carry local, national and international long-distance calls by using the France Telecom network interconnection services.

In addition, virtual operators like Vanco can assemble and direct the services of third-party operators located in different countries;

▪

national voice and data transmission operators: in certain countries, France Telecom must also compete with historical operators. Some of these operators still have a special regulatory status and still enjoy exclusive rights to supply certain services. Most of them have historically dominated their local telecommunications market.

4.6.3.2     The services market

▪

Network integrators and managed service providers intervene in the network related services market which is close to that of telecommunications and IT. Because of this, France Telecom faces “co-competition” from companies such as Telindus-Arche (Belgacom Group), NextiraOne, Spie Communication, Getronics and Dimension Data, which operate using a multi-provider approach.

In 2007, France Telecom enhanced its position and its expertise in these activities by integrating Groupe Diwan, Néocles Corporate and Groupe Silicomp, three niche actors acquired in 2006, and with the acquisition of the “Business” and “Managed services” division of GTL Limited in India.

▪

Companies specializing in the deployment and supply of managed services, outsourcers and systems integrators meet businesses’ needs, in the face of increasingly complex technologies. France Telecom, which is focusing on assisting its customers in transforming their communications systems toward IP, is in competition with companies such as IBM Global Services, EDS, HP Services and Atos Origin.

▪

The principal service categories in which these companies are positioned include network integration, outsourcing and “Third-Party Maintenance Application” (TMA), consulting and engineering and infrastructure management.

4.7     REGULATION

The environment in which France Telecom develops its business, both in France and in the other countries of the European Union, continues to be dominated by the implementation of sectorial regulations that are expected to gradually disappear in favor of the application of general competition law alone.

This section describes the essential elements of the European regulatory and legal framework that affect the Group’s operations, along with the specific conditions prevailing in the four countries in which the Group primarily operates: France, the United Kingdom, Poland and Spain.

4.7.1     Applicable European law and regulation

The current European regulatory framework governing electronic communications consists of a “Framework” directive (2002/21/EC) and four specific directives: “Authorisation” (2002/20/EC), “Access” (2002/19/EC), “Universal service” (2002/22/EC) and “Privacy and Electronic Communications” (2002/58/EC).

Moreover, a recommendation provided for by the “Framework” Directive defines the list of relevant markets that the national regulatory authorities (NRA) must analyze. The recommendation of February 11, 2003 (2003/311/EC), in force until December 18, 2007, contains 18 markets: seven retail markets and 11 wholesale markets. The Commission, based on observing the development of competition in a number of markets, issued a new recommendation on December 19, 2007 (2007/879/EC). The latter has reduced the number of relevant markets from 18 to seven: one retail market and six wholesale markets.

Markets referred to as relevant identified by the Commission must undergo a market analysis carried out by the NRA. The NRA can regulate markets that are not on the list provided by the Commission if and only if specific national factors so warrant and if the Commission does not oppose.

Review of the regulatory framework

On November 13, 2007, the European Commission published, in the form of two draft directives, its proposals for amendments to the current regulations in effect and a draft regulation that would institute an electronic communication market authority. These proposals are now before the European Parliament and the Council in accordance with the co-decision procedure and could be adopted by the beginning of 2009. If they are not adopted by this date, legislative work will continue with a Commission and a new Parliament, since they are to be renewed in 2009.

The Commission’s main proposals for change are as follows:

▪

the creation of a European Electronic Communications Market Authority that would act as an advisor to the Commission, thus strengthening its capacity in expertise. This project aims to strengthen harmonization in the implementation of regulation within all Member States. This authority would replace the current European Regulators Group and would take over the functions of Enisa (European for Network and information Security Agency), which comes to an end on March 14, 2009;

▪

the reinforcement of the powers of the Commission in transborder issues, spectrum management, introduction of a right to veto on the remedies and numbering plans;

Back to Contents

2007 form 20-F / FRANCE TELECOM 55

▪

“functional separation” which is added to the list of remedies that can be applied by the National Regulatory Authorities to a dominant operator. Functional separation consists in separating activities linked to access networks and those linked to services in two divisions managed in a watertight manner, aiming to move towards more transparency and less discrimination in the access market. It is, however, specified that this remedy would constitute an exceptional means to be implemented only when all of the others have been shown to be ineffective in solving recurring competition issues;

▪

the stiffening of the obligations of operators on issues of personal data security and network security. The principle of informing the regulatory authorities and Member States as well as customers is reinforced in the event of attacks on networks;

▪

better protection of consumers via measures that in particular aim for more transparency as to offers and on network security;

▪

improved accessibility to electronic communications services especially for the disabled.

As for regulations on frequencies, the Commission’s proposals strengthen the principle of technological neutrality and of service neutrality as well as the rule theoretically freeing spectrum users from the need for individual authorization. Any exceptions to these principles must be properly justified. The frequency bands that are subject to exceptions must be identified and unified on a European level. In practice, however, for technical reasons most of the services using frequencies will continue to be subject to individual authorizations.

Moreover, the secondary market for frequency usage authorizations would have to correspond to a list of harmonized frequency bands that remains to be defined. The control would be performed after the fact by the authorities.

Finally, additional actions would be launched in order to harmonize the conditions for granting authorizations in consultation with the European Authority. The latter could select candidates to grant authorizations to, for services of a pan-European nature, and in this case proceed with defining the royalties linked to managing and using the frequencies.

Regulations on international roaming on mobile networks

On June 25, 2007, European lawmakers adopted a Regulation leading to the drop in rates for international roaming voice communication by nearly 60% compared to the rates in effect in 2006. The Regulation encompasses wholesale rates and retail rates and imposes obligations in terms of price transparency.

Moreover, by December 30, 2008 at the latest, the European Commission will submit a report to the European Parliament and to the Council including recommendations as to the opportunity to extend the Regulations (after 2009), and to regulate the price of roaming services for SMS, MMS and data communications.

4.7.2     French legal and regulatory framework

The French legal and regulatory framework defines the legal regime under which the France Telecom group operates in France, the authorities responsible for its activity at the legal and regulatory level, the role of the Group in providing Universal Service, the regulation of electronic communications, particularly the regulation resulting from the transposition of the European directives, and the management of frequencies.

4.7.2.1

Legal Framework

The electronic communications sector is primarily governed by the Postal and Electronic Communications Code (CPCE), and by the laws governing electronic commerce, consumer protection, and the protection of personal data.

The legal framework for electronic communications

The French law results directly from the European rules described above in that it transposed the European directives on the liberalization of telecommunications (Law 2004-669 of July 9, 2004 governing electronic communications and audiovisual communication services).

The major elements of the current legal framework are as follows:

▪

framework applicable to the establishment and operation of networks and to providing electronic communications services is now a system of simple declaration for each of the declared operator categories: establishment and operation of networks open to the public, provision of public telephone services, provision of public electronic communications services;

▪

in the context of its regulatory mission, the mission of Arcep (Autorité de Régulation des Communications Electroniques et des Postes) in particular, is to analyze the relevant markets, i.e., those which may be subject to specific regulation;

▪

local municipalities, and groups of them, may establish and operate on their territory electronic communications networks and infrastructures which they can make available to operators or to independent network users.

The legal framework for the “information society”

Law 2004-575 of June 21, 2004 on confidence in the digital economy (LCEN) is designed to strengthen confidence in the use of new technologies. It transposes directive 2000/31/EC of June 8, 2000 governing certain legal aspects of information society services, particularly electronic commerce, sets forth the levels of responsibility of Internet service providers and hosts, and covers electronic commerce, encryption and cybercriminality.

It stipulates an autonomous legal system for all Internet services. The LCEN stipulates that Internet technical providers do not have a general obligation to monitor the content of the information they transmit or store, with the exception of executing any targeted and temporary monitoring activity requested by the courts. In addition, hosts incur no civil liability because of the activities or the information stored at the request of a recipient of those services if they had no actual knowledge of the illegal nature or of facts or circumstances indicating illegal nature or if, once they were aware of such illegal nature, they act promptly to remove the data or make access impossible.

Back to Contents

2007 form 20-F / FRANCE TELECOM 56

The “DADVSI” law adopted in June 2006 transposes into French law, European directive 2001/29/EC on the harmonization of certain aspects of copyright and related rights in the information society. This law provides for fines and prison terms for any person publishing software that is clearly intended to make protected works available to the public or which facilitates the distribution of software that disables technical protection measures (DRM). The right to a private copy is limited by the DRM measures.

On November 23, 2007, as part of the work of the “Olivennes Commission” (named for its chairman), an agreement was signed between public authorities, copyright holders and technical providers for setting up a system of graduated measures which call for suspending the subscriber’s access to Internet in the event of repeated illegal downloading. This system will be run by a specialized public authority, placed under the control of the judge who will act when a complaint is filed by the copyright holder. The technical providers have contracted to cooperate with the copyright holders concerning ways to experiment with the available network filtering technologies. The government will determine which legislative and regulatory framework will be set up in order to apply these measures.

4.7.2.2

Authorities

Autorité de Régulation des Communications Electroniques et des Postes (Arcep)

Arcep is the national Authority in charge of regulating the electronic communications sector.

Autorité de Régulation des Mesures Techniques (ARMT)

ARMT is an independent administrative authority constituted by law no. 2006-961 of August 1, 2006 relating to copyright and similar rights in the information society.

ARMT is particularly in charge of ensuring compliance with the legislation on the interoperability of the technical measures for protection in the area of intellectual property.

Le Conseil de la concurrence (The Competition Council)

The Competition Council is an independent administrative authority in charge of guaranteeing compliance with economic public order and has sanction powers for unfair trade practices.

Its authority covers all sectors of activity, the electronic communications sector included.

Agence nationale des fréquences (ANFR)

ANFR is responsible for planning, managing and monitoring the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided among 11 authorities: government ministries, Arcep and the Conseil Supérieur de l’Audiovisuel (CSA) (superior audiovisual council). Arcep and the CSA have the authority to allocate to users the frequency bands over which they have control.

4.7.2.3

Role of France Telecom in universal service

Following a competitive bidding process, three ministerial orders dated March 3, 2005 designated France Telecom as the operator responsible for providing the three components of universal services: telephone service for a period of 4 years; universal directory and universal information services for a period of 2 years; public call boxes for a period of 4 years. In an order dated March 29, 2007, France Telecom was again designated for a 2-year period to supply a universal directory and a universal information service.

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

In July 2006, Arcep submitted France Telecom to a price control for universal service telephone calls over the period from January 1, 2005 to December 31, 2008. The Authority observed that in light of the rate reductions carried out in 2005 and in 2006, France Telecom had already complied with and even exceeded its commitments pertaining to these two years. Within the framework of the objective assigned over the entire period, changes scheduled for 2007 took this intermediate assessment into account. The evaluation will be notified by the Authority within the framework of the process of supplying information scheduled for March 2008.

4.7.2.4

Regulation of electronic communications

The regulation of electronic communications is largely the result of decisions made by Arcep following the market analyses it has made: for fixed-line communications, these are the markets associated with broadband fixed-line services, narrowband fixed-line services, and capacity services (leased lines); for mobile communications, these are the voice and SMS call termination markets. The analysis of the access and call origination on mobile networks market had been postponed. Now, this market is no longer recognized as a relevant market on a European level subsequent to the publication on November 13 by the Commission of its new Recommendation on relevant markets, but this does not prevent it from being analyzed on a national level. Finally, certain specific aspects of the regulation do not come from the market analysis as defined by community rules: numbering management, number portability, telephone directory services and value-added services.

Back to Contents

2007 form 20-F / FRANCE TELECOM 57

The regulatory framework stipulates no specific regulation for the convergent offers that France Telecom has launched since 2006, since the latter anticipated the reproducibility requirements demanded by competition law.

Fixed-line communications

Markets associated with residential broadband offers

There is no ex-ante regulation over France Telecom retail broadband offers in the residential and business markets. Obligations have been set up to May 2008 on the wholesale unbundling markets and wholesale broadband (bitstream).

Arcep has designated France Telecom as an operator with significant market power in the wholesale market for access to the copper local loop and the copper local sub-loop (unbundling market). Until June 2008, France Telecom has an obligation to publish a reference offer. Finally, in December 2005, Arcep defined the method for valuing the copper pair. The rate for full unbundling was set pursuant to this decision at 9.29 euros/month.

In the same way, Arcep designated France Telecom as an operator with significant market power on the regional broadband wholesale market. As such, France Telecom must publish a reference offer for the delivery of broadband traffic in ATM and IP mode, taking into account the specific characteristics of the residential and professional retail markets. It includes an access component (from the end user up to the DSLAM) and a transport component that goes from the DSLAM up to the operator’s delivery point. Arcep’s decision stipulates that the rate for the services must reflect costs, while guaranteeing the absence of rival eviction.

In particular, these obligations resulted to changes in access rates. Moreover, following the settlement of a dispute with Free, Arcep in 2007 rendered an arbitration addressing more, the structure of rates rather than the level of rates for collection and with no significant impact on the revenues of France Telecom. Finally, France Telecom has been making available a wholesale naked ADSL offer since July 2006.

Very high speed market

France Telecom is not subject to any a priori control on the very high speed retail offers and there is no obligation today in terms of a wholesale offer on this market.

In July 2007, Arcep launched public consultations: the first concerns civil engineering access and the second addresses the pooling of the terminal portion of networks. On November 28, 2007, it published a summary of these consultations and recommended regulating France Telecom’s cable ducts and the pooling of the terminal portion of the fiber optic networks.

Access to cable ducts is part of the scope of consultation pertaining to the analysis of wholesale broadband and very high speed markets launched on December 19, 2007 within the framework of the European Commission’s new recommendation on relevant markets. At this stage, Arcep considers that the cable ducts constitute an essential infrastructure.

At the end of 2007, France Telecom provided to operators, as part of an ARCEP program, an offer for access to its civil engineering cable ducts. This offer is currently being experimented with.

As for the pooling of the terminal portion, Arcep recommends a symmetric regulation and is favoring the legislative route which will make it possible to impose access to buildings and the pooling of the terminal portion. It also wants, transitorily, a pooling of accesses at the level of optical distribution frames.

Markets associated with residential narrowband
fixed-line services

In addition to its commitments for universal service, France Telecom’s obligations in narrowband are the result of market analyses. As a result of the Arcep analysis of the relevant fixed-telephony markets, France Telecom was declared an operator with significant market power over all the retail markets and the wholesale markets.

Residential fixed-line telephony retail markets

France Telecom’s telephony offers were, and partially still are, subject to obligations defined in the decision of Arcep no. 05-0571 of September 27, 2005 for the analysis of fixed-line telephony markets. In this decision, Arcep had provided for a system to alleviate the obligations that were burdening the 6 retail markets before the term of the application period of its analysis, i.e. September 2008. The process of regulatory alleviation took place in two stages: decision no. 06-0840 of September 28, 2006 removed most of the obligations on the residential communications retail market; decision 2007-0636 of July 26, 2007 extended the alleviation to the obligations in the residential access market.

Wholesale transit and interconnection market

In the transit and interconnection wholesale markets, France Telecom is declared as an operator with significant market power and has the following obligations:

▪

grant reasonable interconnection and access requests;

▪

non-discrimination (rate or technical, among operators requesting interconnection);

▪

transparency (resulting in the publication of a reference offer);

▪

accounting separation (among the various operations of France Telecom in the different markets);

▪

price control and cost orientation on most services.

Back to Contents

2007 form 20-F / FRANCE TELECOM 58

In this respect, the primary changes in France Telecom’s interconnection reference offer resulted in an average decline in France Telecom’s call termination rates of nearly 3% which have been applicable since July 1, 2006, and a decline of 10 to 15% in the prices for connection and national transit services.

In a decision of September 11, 2007, Arcep reduced the regulation on Metropolitan France – French overseas territories transit (note that transit concerning Metropolitan France - Mayotte and Metropolitan France – St. Pierre and Miquelon are excluded from the scope of the decision). This decision removes the obligation to publish a reference offer which up until then was required of France Telecom and replaces the obligation of practicing rates that reflect costs with a prohibition on eviction rates. This alleviation should allow France Telecom to provide more competitive offers on this market with faster reactivity.

The Authority conducted an analysis of the geographic call termination on fixed-line alternative networks: it found that each operator has significant market power in the market for call termination to geographic numbers on its own network. Arcep imposed obligations on each of the operators for access, non-discrimination, transparency and a ban on charging excessive rates. In May 2006, Arcep required Neuf to lower the call termination rate to 1.11 cents/min until the end of 2006, then to 1.088 cents/min until September 2008. This rate of 1.088 cents/min is now the rate for call termination for most alternative local loop operators.

Wholesale line rental offer (VGAST)

In accordance with its commitments and the analysis of the fixed-line telephony markets, at the end of which Arcep imposed an obligation for wholesale line rental, France Telecom published a reference offer and, in 2006, implemented a wholesale line rental offer. VGAST is a fully operational offer that allows alternative operators to provide their customers with all of the offers that combine low-speed and broadband.

Business Market

Fixed-line telephony

In the first quarter of 2007, Arcep conducted an informal consultation of the operators concerning the need to create a wholesale line rental offer (VGAST) on the “primary accesses” (at 2 Mbit/s). During the conclusive multilateral on April 4, 2007, the operators confirmed that the wholesale offers that were already available (unbundling, DSLE, partially leased lines, etc.) attached to alternative IP solutions rendered a resale offer useless and that it would be better to direct efforts at improving the service quality of the existing wholesale offers. Arcep therefore recorded that it was not pertinent to impose on France Telecom the development of a wholesale line rental offer for primary access, but that this should not prevent any commercial agreements on the subject.

Decision no. 2007-0636 of July 26, 2007 proceeds with alleviating the obligations imposed on France Telecom on the residential market but does not call for an alleviation of the regulation on the business markets, on the grounds that the wholesale line rental offer on business accesses would not be industrialized or tested. While France Telecom has proposed this offer since July 2006 to operators, they have shown very little interest in the context in particular of accelerated development of Voice over IP boxes (basic access grouping emulation and primary accesses via “box” solutions).

Leased lines

The retail market for “minimum set of leased lines” as well as the “wholesale terminating segments of leased lines” and the “wholesale terminating segment of leased lines on the inter-urban circuit” were covered by an Arcep decision in September 2006, which defines the regulatory framework applicable to capacity services until September 1, 2009.

France Telecom’s “retail leased line” rates are no longer subject to the prior notification obligation for approval (the “minimum set of leased lines” remains subject to the obligations stipulated in Articles D.369 to 377 of the CPCE); the retail offers must be communicated for information to allow the Authority to verify reproducibility by means of the wholesale offers.

Business wholesale offers

In accordance with its obligations, at the end of October 2006 France Telecom published its reference offer for capacity services (partial terminal leased lines, operator fiber optic Ethernet collection, Metropolitan France-Reunion transport leased line, abutment links, co-localization and land-line extensions in the French Overseas Territories) and is ensuring its development via regular updates in 2007.

Likewise, the reference offer for business broadband access delivered at a regional level (wholesale professional bitstream access), in 2007 underwent regular functional changes, including in particular the opening of the 8 Mbit/s symmetric links on March 1, 2007. Wholesale broadband access for professional services, now having primarily the same characteristics of service quality and reserved capacity as the leased lines, and the same degree of capillarity, are being substituted more and more often for wholesale leased lines in the terminal segment.

Every month, France Telecom publishes production and service quality indicators pertaining to its wholesale and retail offers (subscription resale with Time To Restore (TTR) 4h, full unbundling with TTR 4h, professional bitstream with TTR 4h, capacity services) and continuous work with the operators to reach the best results in terms of service quality.

France Telecom’s obligations for cost accounting and accounting separation on the fixed-line activity

Arcep’s decision 06-1007 of December 7, 2006 describes the obligations for cost accounting and accounting separation imposed on France Telecom S.A. For accounting separation, this decision requires France Telecom S.A. to establish regulatory accounts, separating wholesale activities from retail activities. When these activities use network resources that correspond to wholesale services subject to a separate accounting obligation, these resources are valued in the separate accounts at wholesale rates and not at cost.

These obligations defined as such were implemented by France Telecom for the first time in 2007 in terms of the year 2006, and their implementation was deemed compliant by Arcep.

Back to Contents

2007 form 20-F / FRANCE TELECOM 59

Mobile communications

Mobile call termination wholesale market

In December 2004, Arcep designated Orange France, SFR and Bouygues Telecom in France as having significant market power on their own mobile network and imposed the following obligations as of January 1, 2005 for a period of 3 years:

▪

end the Bill and keep mechanism, under which mobile operators did not bill each other for their call terminations;

▪

publish a reference interconnection and access offer on voice call termination not subject to approval from the Authority;

▪

comply with an obligation for accounting separation and an obligation to account for the costs of access and interconnection services for voice call termination;

▪

respect a price cap for their voice call termination from 2005 to 2007.

Via decision no. 07-0810 of October 4, 2007, Arcep once again designated Orange France, SFR and Bouygues Telecom as having significant market power on their own network and renewed the previous obligations for the three years of 2008 to 2010; it set a price cap on mobile voice call termination applicable on January 1, 2008 until June 30, 2009 of 6.5 cents/min for Orange France and SFR, and 8.5 cents/min for Bouygues Telecom.

For the overseas departments, Arcep designated as powerful all overseas operators and imposed on Orange Caraïbe and on Société Réunionnaise du Radiotéléphone (SFR group) reductions of 49% in call termination rates over the three years from 2005 to 2007.

The other operators (Outremer Telecom, Digicel, Dauphin Telecom, etc.) are subjected to the obligation to not set mobile call termination rates that are “excessive”.

On a new relevant market that had not been identified by the Commission, the SMS call termination market, in July 2006 Arcep set the SMS call termination rate at three cents per effective SMS for Orange France and SFR and 3.5 cents for Bouygues Telecom, for a maximum period of two years. The methodology for accounting for SMS call termination costs, which will be used as the basis for establishing regulatory costs, was defined by Arcep in a decision of April 5, 2007 pertaining to voice and SMS.

Mobile access and origination market

In November 2006, Arcep published a press release announcing preparations to launch a competitive bidding process to award the fourth 3G mobile license and also announced that it was deferring the commitment to analyze market 15: “This postponement is necessary in order to be able, at the appropriate time, and based on the competitive bidding process in the coming months, to take full consideration of the existence or non-existence of a fourth mobile network operator in the French market. In the meantime, supervision of wholesale and retail access and call origination markets is maintained.” It should be noted that since the publication of the Commission’s new recommendation on relevant markets, this market is no longer part of the relevant markets on a European level, which does not prevent it from being analyzed on a national level.

Digital dividend

On November 7, 2007 Arcep published the summary of the public consultation that it had launched in July aiming to clarify the work on the digital dividend carried out by the public powers under the aegis of the Digital Strategy Committee. It concludes, “the very high speed coverage of the nation will directly depend on the availability of new low frequencies, i.e. less than 1 GHz. Lacking such resources, a speed divide will become generalized between the dense zones covered by very high speed (a few dozen Mbits/s) and the other zones, corresponding to about 70% of the nation and 30% of the population, covered by much lower speeds.”

Moreover, ITU’s World Radiocommunication Conference that was held in Geneva in November 2007, addressed this issue and resulted in the attribution of the 790-862 MHz band for mobile service with primary title to Region 1 (Europe, Russia, Africa), thus joining the existing primary attribution for the radio broadcast service, with an identification of this band for the IMT systems, of which UMTS is a part. This attribution is effective from June 2015, with the possibility for some countries, including France, to benefit from the attribution at an earlier date.

Other specific aspects of the regulation

Carrier selection

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

Value-added services

Value-added services (VAS) correspond to 10-digit numbers in the form of 08 ABPQ MCDU or short numbers in the form of 10XY, 3BPQ, 118XYZ. These numbers are used in particular for calling commercial telephone services, information services and hotlines.

In 2007, Arcep published two decisions pertaining to the regulation of VAS:

▪

in April 2007, a decision for symmetric regulation (Decision no. 07-213 of April 16, 2007 published in the official gazette on May 11, 2007, concerning all operators) aiming to:

▪

ensure that VAS can be accessed by all consumers (i.e. from all of the local loops),

▪

reciprocally ensure that all local loop operators can offer their customers access to all of the VAS,

▪

require local loop operators to propose to VAS providers a repayment offer for the amounts that they bill to their customers;

Back to Contents

2007 form 20-F / FRANCE TELECOM 60

▪

in September 2007, an asymmetric regulatory decision (Decision no. 07-667 of September 6, 2007 concerning France Telecom only) concerning the obligations required on France Telecom:

▪

to propose a repayment offer (including the services of billing, collection, management of non-residual unpaid amounts), at a “non excessive” price. When this new offer becomes effective, Third Party Billing obligation imposed until now on France Telecom (at a cost-oriented rate – corresponding to 5% of the revenue billed) for the highest rate level (referred to as Shared Revenue Services) is removed,

▪

to separate, in accounting terms, the activities downstream of the repayment service (sale by Orange Business Services for opening and carrying special services).

On October 5, 2007, France Telecom published a repayment reference offer at an average rate of 11% of the revenue billed for the former “Shared Revenue Services” (the exact rate for all of the VAS varies from 3.5% to 15% according to the rate level involved), and became effective on December 4, 2007.

Furthermore, the “Chatel” law for the development of competition in customer service stipulates that calls to value-added service numbers presented to the customer as being free must not be subject to billing of air-time (mobile surcharge) when they are called from a mobile telephone. This law also stipulates that some of the services that up until now were accessible via VAS calls with a surcharge must now be accessible via numbers that do not carry a surcharge.

4.7.2.5

Frequency management

The “Framework” directive (2002/21/EC), the “Authorization” directive (2002/20/EC) and the “Spectrum” decision define the principal components for European coordination in order to manage the frequencies used for electronic communications.

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

In March 2007, subsequent to a public consultation, Arcep published its view on how to organize the 3.8-4.2 GHz band favoring the 3.4-3.8 GHz sub-band for broadband wireless communications applications and favoring the deployment of satellite links in the 3.8-4.2 GHz band in the middle term.

On July 5, 2007, the Authority published the policies that it has adopted for implementing 3G in the mobile frequency bands at 900 and at 1800 MHz in metropolitan France. Starting in 2008, the 2G-3G operators will be able to use the 900 MHz band for 3G. The introduction of a new 3G operator would lead to the restitution of a part of the spectrum used.

In 2007, the Authority also carried out a public consultation on the stakes in generalizing wireless broadband across the entire nation and on the identification of the required frequencies, especially in the frequencies released by the transition from analog television to digital. The Radiocommunications Advisory Commission (CCR) published its report supporting access to these frequencies by electronic communications services.

Wireless local loop

Frequency licenses were assigned on a regional basis in 2006 in order to deploy wireless local loop networks. Although the assignment conditions were neutral in terms of technology, all players were planning networks based on the WiMAX standard. France Telecom, which submitted a proposal in all regions, received frequencies in Mayotte, Guyana, and St Pierre et Miquelon. A public consultation which commenced at the end of 2006 is evaluating the conditions under which new channels may be offered in the band of 3.6-3.8 GHz, limiting satellite links to the 3.8-4.2 GHz band.

Authorizations for mobile services

GSM licenses

Orange France holds a GSM license initially issued for a term of 15 years as of March 25, 1991 and renewed for another 15-year period as of March 25, 2006. The principal conditions for renewal of this license, which also apply to SFR, are as follows: an obligation to provide direct coverage to 98% of the population and an obligation to provide 99% full coverage by providing coverage to undeveloped areas (“white zones”) in addition to standards specifying the quality and availability of the enhanced network, particularly with regard to data transmission. Second, the frequency usage fees are now composed of a fixed amount of 25 million euros per year and a variable amount equal to 1% of the revenues realized using such frequencies. Moreover, other new obligations stemming from the process of renewing the GSM licenses were covered in an order no. 2006-268 of March 7, 2006 and the Arcep decision no. 2005-1083 of December 8, 2005.

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

At the end of 2006, Arcep began the process called “refarming” for the GSM 900 and 1800 MHz bands aiming to reuse these bands for 3G. On July 5, 2007, Arcep published its decisions on the subject, including especially, in a four-operator configuration, the schedule for returning the 900 MHz frequencies in and outside of very dense zones.

UMTS licenses

Four UMTS licenses were awarded in France on the basis of applications. Only two operators, Orange France and SFR, applied and were awarded UMTS licenses from the French government in the first competitive bidding process. After reviewing the terms of each license, the price was set at a flat license fee of 619 million euros paid by Orange France in September 2001 and an annual fee equal to 1% of the operating revenues from the UMTS network. After a second competitive bidding process to award two other UMTS licenses, in which only Bouygues Telecom submitted a bid, Bouygues Telecom obtained its license in December 2002 under similar conditions to Orange France and SFR.

Back to Contents

2007 form 20-F / FRANCE TELECOM 61

A competitive bidding process for the attribution of the fourth 3G license was launched on March 8, 2007. Only Free Mobile applied, making it conditional, however, on obtaining arrangements to pay the license fee in installments. On October 9, 2007, Arcep reached a decision, concluding that, under those conditions, this application could not be accepted within the existing legal framework. In February 2008, the Council of State issued an opinion in favor of allowing payment of the license fee in installments, subject to it being demonstrated that the market conditions were different than those of previous calls for applications. Thus, the launch of a new call for applications would now be possible.

The UMTS license awarded to Orange France in August 2001 for a term of 20 years from the date of award provides, inter alia, that Orange France must deploy the UMTS network over a period from mid-2003 through mid-2009.

At the beginning of 2006, Arcep verified that Orange France had met its obligation to cover 58% of the population at the end of 2005, which it confirmed in its press statement of June 29, 2006. In addition, Orange France agreed to cover 70% of the population with UMTS by the end of 2008.

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

In addition to the applicable British legislation and the conditions stipulated in the licenses awarded to France Telecom, the legal framework for telecommunications is also defined by Ofcom.

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

Authorities

In the United Kingdom, Ofcom is the regulatory authority responsible for regulating fixed-line and mobile telecommunications, television and frequencies.

The Department for Business, Enterprise and Regulatory Reform (BERR) is responsible for telecommunications policy.

In the United Kingdom, the authorities responsible for competition are the Office of Fair Trading (OFT) and the Competition Commission. Ofcom also holds the powers of a competition authority in the electronic communications sector. In particular, Ofcom provides its assistance in the area of concentrations (Section 369 of the 2003 Communications Act).

Authorisations

The operation of a mobile telecommunications network requires a license under the Wireless Telegraphy Act. Orange UK has obtained the licenses required to operate GSM and UMTS networks – (General Conditions of Entitlement – GCOE).

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

The Data Protection Act of 1998 and the Privacy and Electronic Communications Regulations of 2003, which transpose the directives governing the protection of data, provide for sanctions for failure to comply with the obligations (£5,000 maximum). A corporate officer may incur personal liability in the event of an infraction. Any person who suffers damages because of the failure to comply with the obligations for data protection may benefit from indemnification.

Unsolicited communications are regulated in the United Kingdom by the Privacy and Electronic Communications Regulations of 2003, and by the Distance Selling Regulations of 2000, the Electronic Commerce Regulations of 2002, and the British Code of Advertising and Sales Promotion.

Back to Contents

2007 form 20-F / FRANCE TELECOM 62

For the retention of data by communications suppliers, the Anti-terrorism, Crime and Security Act of 2001 stipulates an obligation to preserve data for national security needs, the prevention or detection of organized crime, or the prosecution of offenses related to national security. A voluntary code of practice relating to data retention has been in place since January 2004. Subsequent to the transposition of directive 2006/24/CE of July 2007, the obligation to retain data relating to the Internet may be postponed until 2009.

The Financial Services and Markets Act of 2000 (Regulated Activities) Amendment Order 2002, which came into force in April 2002, stipulates that the provision of electronic money services is a regulated activity subject to authorization by the Financial Services Authority (FSA).

4.7.3.2

Electronic communications regulation

The new regulatory framework for electronic communication networks and services is defined by the Communications Act of July 17, 2003. Pursuant to the regulatory framework being in place, Ofcom conducted the analyses of the relevant markets in mobile and fixed-line communications.

Mobile communications

Market for access and call origination on mobile networks – In October 2003, Ofcom concluded that no mobile operator in the United Kingdom had significant market power in the market. As a result, Ofcom eliminated the ex-ante obligations applicable to Vodafone and O2, which previously held a dominant position in the market.

Wholesale market for mobile network termination – In March 2007, Ofcom adopted a decision following its second round market analysis. Ofcom decided that the five mobile network operators (H3G, O2, Orange, T-Mobile and Vodafone) had significant market power in the market for calls terminating on their network. As a result, Ofcom imposes network access, non-discrimination and transparency, as well as price control (glide path mechanism) obligations on them. This price control applies to O2, Orange, T-Mobile and Vodafone over four years from April 2007 to March 2011 to end up with termination rates of 5.1 pence/mn (7.5 cents) in the last year, and H3G is authorized to practice higher termination rates than the other operators due to its 3G costs. BT and H3G have appealed Ofcom’s decision before the CAT (Competition Appeals Tribunal). Rate aspects will be dealt with by the Competition Commission, which is one of the afore mentioned British authorities. Conflict resolution is expected in the second half of 2008.

In July 2007, when a new voluntary practice code was published with a view to reducing anti-competitive commercial practices in the mobile market, Ofcom announced that it would intervene in the event of an insufficient reduction in the number of consumer complaints.

Finally in July 2007, Ofcom decided that the lead time relating to the portability of mobile numbers was to be reduced to two working days at most from March 31, 2008.

Fixed-line communications

It should be noted that in 2005 BT made undertakings regarding equivalent access to wholesale offers. In this context, in January 2006, BT established the Openreach division, charged with implementing these undertakings according to a specific calendar. The existence of this separation of operations now defines the regulatory landscape in the United Kingdom.

Call origination on the public telephone network – In August 2005, Ofcom adopted its final decision on this market, declaring that BT had significant market power in this market and had to comply with a set of obligations, including network access provision, non-discrimination, cost orientation, cost accounting and accounting separation, the publication of a reference offer, pre-selection and carrier selection, prior notification of offers.

Call termination on public telephone networks – In August 2005, Ofcom decided that the fixed-line public communications operators have significant market power in the market for call termination on their network. BT and the other fixed-line operators must provide call termination services on their network to the other operators on the basis of a reasonable demand. The obligations imposed on BT include in particular: call termination provision, price control, cost orientation, accounting separation and cost accounting, non-discrimination, publication of a reference offer, prior notification of rates.

Wholesale unbundled access – In December 2004, Ofcom published its final decision on market 11 and imposed the following obligations on BT: network access provision, cost orientation based on long run incremental costs, reference offer, notification of rates and technical specifications, transparency, accounting separation and cost accounting. Since 2005, full local loop unbundling rental has reached £6.66/month and shared access, rental has reached £1.3/month.

Wholesale broadband offer market – In November 2007, Ofcom published a public consultation under its second round market analysis. Ofcom proposed defining geographic markets on the infra-national level and eliminating ex-ante regulations in the relevant markets that do not have an operator who exerts significant market power. BT would no longer be subject to regulatory obligations where unbundling is considered to be sufficiently developed. Ofcom plans to publish a final decision in June 2008.

As far as WLR (Wholesale Line Rental) is  concerned, the applicable monthly rate per residential line has remained unchanged at £8.39 (i.e., about 12 euros). As far as VoIP services are concerned, Ofcom adopted a decision in March 2007 that introduced the obligation for the service operators to apply a code of practice (General condition 14) and specified the conditions on portability of geographic numbers. In December 2007, Ofcom adopted a decision that will be applicable in September 2008 and that imposes on VoIP service operators, the obligation of allowing emergency service access for calls to fixed-line numbers and normal national mobiles.

Back to Contents

2007 form 20-F / FRANCE TELECOM 63

Ofcom launched a consultation on future regulation of Next Generation Access that ended in December 2007. Without major concern, Ofcom noted the absence of fiber optic deployment projects in the UK access network and suggests that when the question arises, the key points in regulation should be unbundling the local sub-loop to ensure competition in VDSL services and opening an active wholesale offer in particular to ensure competition in FTTH services.

4.7.3.3

Frequencies

Like the other mobile network operators in the United Kingdom, Orange UK obtained licenses under the Wireless Telegraphy Act, which allocates portions of the radio frequency spectrum to each mobile network operator.

The Wireless Telegraphy Act of 1998 allows setting spectrum fees at a rate above the administrative cost of managing that spectrum and allows for spectrum auctions for future services, including UMTS. The government of the United Kingdom has confirmed that the four existing GSM operators will not be subject to auctions for the continued use of their current GSM spectrum allocations.

Orange UK is one of five mobile operators licensed to provide third generation mobile services in the United Kingdom using the UMTS spectrum. The other licensees are Vodafone, O2 UK, T-Mobile and Hutchison 3G. The licenses were allocated in the framework of a competitive bidding process in 2000. Orange UK, O2 UK and T-Mobile were each allocated a 2x10 MHz and 1x5 MHz band within the UMTS spectrum. Vodafone was allocated a 2x15 MHz band in the UMTS spectrum and Hutchison 3G was allocated a 2x15 MHz and a 1x5 MHz band in the UMTS spectrum.

The licenses granted to Orange UK under the Wireless Telegraphy Act set out the obligations that Orange UK must comply with and Ofcom’s powers to ensure compliance.

The UMTS license held by Orange UK is valid until December 31, 2021.

Generally, Ofcom conducts a policy of deregulation of frequency management, the principles and calendar for which have been set out in the documents on the “Spectrum Framework Review”: promotion of technological neutrality, even neutrality of service when it can be done for the use of the spectrum, and application of market mechanisms in the assignment and transfer of frequency bands.

The frequency assignments made in 2006 leave the beneficiary a great deal of freedom in the choice of use. Ofcom announced the assignment of the 2.5-2.7 GHz band identified by the UIT and the CEPT as an IMT 2000 extension band on the basis of a technological neutrality used, for example, for WiMAX technology. This assignment should take place by auction in the course of 2008 if the changes in European regulation allow it. Moreover, the frequencies made available by the transition from analog television to digital television, the digital dividend, should be subject to public consultations in 2008 with a view to completion in the course of 2009.

In addition, in order to allow the application of these general principles for the use of the spectrum, Ofcom initiated technical and legal work in order to redefine user rights to the spectrum in 2006.

Finally, the replacement of the GSM directive with a new decision from the European Commission should lead to a redefinition of the use of the bands used by the 2G mobile communications networks.

4.7.4     Polish legal and regulatory framework

4.7.4.1

Legal Framework

The law of July 16, 2004, relating to telecommunications and secondary acts taken in application of this law constitute the base regulations that apply to telecommunications in Poland. The activities of the Telekomunikacja Polska (TP) Group are also governed by the provisions of the Law of February 16, 2007, relating to competition and the protection of consumers. In addition, since Poland became a member of the European Union in May 2004, the Group’s activities have also been governed by the European texts, which apply directly.

The purpose of the Law of July 16, 2004, is to continue the liberalization of telecommunications in Poland and to transpose into national law of the package of electronic communications regulations adopted at European level in 2002. Pursuant to the Law of December 29, 2005, concerning the competent authorities in communications and broadcasting, the UKE (Urzedu Komunikacji Elektronicznej, the office of electronic communications) took over from the URTiP (the postal and telecommunications regulatory authority) in 2006. Finally, a bill to amend the 2004 telecommunications law is currently under discussion in Poland. This bill includes in particular, provisions relating to accounting separation and cost calculation, to relevant markets, to the protection of consumers, to frequencies and to for network access conditions.

Authorities

In Poland, the relevant telecommunications authorities are as follows:

▪

the Ministry of Infrastructure, which is responsible for telecommunications, proposes the laws;

▪

the Office of Electronic Communications (UKE) has been charged since January 14, 2006, with the implementation of the regulatory framework for postal services, telecommunications, and frequency management, as well as with certain functions of the National Radio Broadcasting Council (KRRiT);

▪

the Competition and Consumer Protection Authority (UOKik) is responsible for the elimination of anti-competitive practices, the control of concentrations, and the protection of consumers.

Authorizations

Telekomunikacja Polska (TP) has been registered since October 1, 2004, in the Registry of Telecommunications Operators for the following activities: public telecommunications networks, including fixed-line telephony, the data transmission network, radio and wireless signal transmission, Inmarsat and VSAT networks, digital networks (ISDN, DSL) and mobile networks (450MHz), as well as the use of the capacities of Intelsat, Eutelsat, Intersputnik, Inmarsat and New Skies satellite systems, the operation of the POLKOM 400 (X.400 technology) email server, telecommunications services, leased lines, the capacity segments of the aforementioned satellite systems, data transmission services, Internet access services, ISDN services, and VSAT network services.

Back to Contents

2007 form 20-F / FRANCE TELECOM 64

PTK Centertel, the mobile subsidiary of the group, has been registered in the Registry of Telecommunications Operators and other infrastructure under the NMT (450 MHz), GSM (900 MHz), DCS (1800 MHz) and UMTS (3 GHz) standards since October 1, 2004, as well as for provision of telecommunications services on these networks.

When the July 16, 2004, telecommunications law took effect, the frequencies assigned to PTK Centertel under the license that was granted under the previous telecommunications law, were confirmed within the new regulatory framework.

Universal service

After an initial decision in May 2006, the UKE president confirmed, in a decision dated November 7, 2006, the designation of TP as the operator responsible for universal service until May 2011. In this capacity, TP must offer retail plans to low income users, provide access to basic telephone service, and define the supply of additional services with the UKE president. In a separate decision, the UKE also set the universal service obligations imposed on TP for public call boxes.

Information society

The law of July 18, 2002, governing electronic services transposed directive 2000/31/EC on electronic commerce. This law defines the obligations of providers of electronic services, specifies the limits on liability for service providers as well as the rules for protecting personal data. The law specified that electronic communications service providers are not responsible for the information transmitted, provided that they are not the source of the transmission or do not select the recipient of the transmission, and that they are neither selecting nor modifying the information in the transmission.

The framework to be applied for the protection of personal data is defined by the Law of August 29, 1997, on the protection of personal data, amended in 2002. The 2004 telecommunications law also specifies certain rules applicable to data protection and data retention. As far as data retention is concerned, the retention interval was extended to two years in 2007. The application of this obligation to Internet data was deferred to March 2009 at the latest.

4.7.4.2

Regulation of electronic communications

Fixed-line communications

Access to the public telephone network for residential and non-residential clients – In August 2007, UKE adopted remedies affecting TP due to its significant market power in these markets: prohibition of practicing excessive and below cost rates, of creating barriers to market entry, of applying preferential treatment, of compelling end-users to purchase unnecessary services. TPSA must also submit its retail rates to the UKE for approval, run regulatory accounting in line with an instruction approved by the President of UKE, and calculate the costs of services based on forward looking fully distributed cost methodology.

Local and/ or national and international telephone services – In August 2007, UKE adopted a decision designating TP as an operator with significant market power in the market and imposing the same ex-ante obligations on it as for access markets.

Call origination on the public telephone network – In July 2006, UKE adopted a final decision on this market and imposed the following remedies on TP on account of its significant market power in this market: network access provision, wholesale line rental, non-discrimination and transparency, publication of a reference offer, accounting separation, and cost orientation pending the implementation of a LRIC-type (long run incremental costs) price control.

After appeal by TP on wholesale line rental, UOKiK (presented in Section 4.7.4.1) contested the decision of UKE considering in particular that wholesale rates should cover costs. UKE may now appeal this decision.

Call termination on public telephone networks – In September 2006, UKE adopted a final decision on this market. On account of its significant market power in the market, TP must provide access to specific elements of its network, ensure non-discrimination and transparency, including publication of an interconnection reference offer, accounting separation, and cost orientation pending the implementation of a LRIC-type price control.

In this market, subsequent to the interconnection offer proposed by TP in December 2005, UKE adopted a modified interconnection offer in July 2006 that primarily introduces a reduction of about 41% in real terms in the interconnection rates. The interconnection offer also requires that TP introduces a flat rate interconnection service for any type of traffic. TP has appealed that decision. The proceedings are ongoing.

Wholesale unbundled access – In June 2007, UKE imposed the following obligations on TP: network access, non-discrimination, transparency, accounting separation and price control. The full local loop unbundling rate has currently reached nine euros, and the shared access rate 3.25 euros.

Wholesale broadband access – In its decision of February 2007, UKE designated TP as an operator with significant market power in this market and imposed the following remedies: obligation of network access, non-discrimination, transparency and reference offer, accounting separation, cost orientation. A retail minus mechanism of 51% has been applied during the lead-up to implementation of cost orientation. TP has appealed that decision. The procedure is taking due course.

Back to Contents

2007 form 20-F / FRANCE TELECOM 65

Wholesale terminating segments of leased lines – In July 2007, UKE re-notified a proposed decision stipulating that TP has significant market power in this market and proposing the following remedies: network access, non-discrimination and transparency, accounting separation and price control. The notification of the wholesale trunk segments of leased lines was withdrawn in September 2007.

Mobile communications

Access and call origination on public mobile telephone networks – In September 2007, UKE notified the Commission of a new draft decision in which PTK, PTC and Polkomtel are not considered to hold a significant market position in the market. The Commission has nonetheless invited the regulator to follow the progression in alternative operator rates closely, and to intervene if a rate drop is not confirmed or even if the level of asymmetry with TP prices increases. Moreover, UKE must review its market analysis once a common approach has been decided at the European level for cost methodology.

Voice call termination on mobile networks – UKE adopted a final decision in July 2006 stipulating that PTC, Polkomtel and Centertel have significant market power on their mobile call terminations and defining ex-ante obligations for network access, non-discrimination, transparency and price control.

National market for wholesale provision of international roaming – In March 2007, UKE found that the market was competitive.

Broadcasting transmission services

On November 9,  2006, TP Emitel was designated as an operator with significant market power in this market and therefore had, to comply with the following obligations: network access provision, transparency, non-discrimination, accounting separation, cost orientation. TP Emitel has appealed this decision.

TP Emitel proposed a reference offer in February 2007 that was modified by UKE in November 2007. In particular, the price levels set by the regulator in this reference offer are less than those proposed by TP Emitel by 30 to 40% and do not cover the costs incurred.

4.7.4.3

Numbering and frequencies

The numbering and frequency resources were assigned to TP by licenses in December 2000 and February 2001. The changes and new numbering and frequency assignments requested by TP are decided by UKE. PTK Centertel holds four licenses for the NMT 450 network for a period extending from 1991 to 2016, a GSM network in the 900 (1999-2014) and 1800 MHz bands (1997-2012), and a UMTS network (2000-2023).

PTK Centertel also supplies data services in 170 hotspots through Wi-Fi networks, the use of which does not require individual authorization.

The transfer of frequencies among spectrum users in the framework of a secondary market is not currently authorized.

A proposed amendment to the Law of July 16, 2004, on telecommunications includes proposals for frequency management as well as spectrum usage fees.

On May 15, 2006, UKE assigned new frequencies for 2G mobile communications in the 1800 MHz band. It designated Telekomunikajca Kolejowa, which was assigned two batches of 33 channels out of the three being offered. PTK Centertel was not selected. However, the Board of Directors of Telekomunikajca Kolejowa did not follow up. A new licensing procedure is expected to be launched in the near future.

In addition, the Polish administration has set up the mechanism for the transition from analog television to digital television. The frequencies to allow the implementation of two multiplexes have been assigned. The end date for analog transmissions is set for December 31, 2014.

UKE has foreseen several issuances of frequency authorizations in 2008, in particular in the E-GSM band and the 2.6 GHz band.

4.7.5     Spanish legal and regulatory framework

4.7.5.1

Legal Framework

The European electronic communications regulatory package was transposed in Spain by the general telecommunications law (Law 32/2003 of November 3, 2003), and by Royal Decree 2296/2004 of December 10, 2004, on electronic communications markets, access to the network and numbering, and Royal Decree 424/2005 of April 15, 2005, on the provision of electronic communications services, universal service obligations and the rights of users.

The telecommunications sector is also governed by Law 16/1989 of July 17, 1989, on the application of competition rules, amended by Law 53/2002 of December 30, 2002.

Authorities

The Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información (SETSI) (state office for telecommunications and the information society), part of the Ministry of Industry, Tourism and Commerce, is responsible for the promotion and scheduling of activities relating to telecommunications, the information society, and audiovisual services. SETSI is also responsible for consumer protection regulations.

Back to Contents

2007 form 20-F / FRANCE TELECOM 66

The Comision del Mercado de las Telecomunicaciones (CMT) (Telecommunications Market Commission) created by Royal Decree 6/1996 of June 7, 1996, is responsible for the telecommunications and audiovisual sectors (excluding content). The CMT is in particular responsible for:

▪

establishing and supervising the specific obligations of the operators in the electronic communications markets;

▪

developing competition in the audiovisual services markets;

▪

settling disputes between operators.

There are two levels in the system of competition authorities: the Servicio de Defensa de la Competencia (department for protection of competition) analyzes complaints, conducts research, and determines within one year if the dispute brought to the department raises competition problems. Once the facts have been established and an initial legal valuation has been conducted by the Department, the complaint is submitted to the Tribunal de Defensa de la Competencia (Competition Authority) for in-depth legal analysis and decision. This Tribunal is an administrative body with quasi-judicial responsibilities and is attached to the Ministry of the Economy. Appeals are made to the Audiencia Nacional (Sala de lo Contencioso-administrativo de la Audiencia Nacional).

Authorisations

The provision of telecommunications networks and services is subject to a procedure of notifying CMT and to registration in a specific registry. On the other hand, individual licenses are granted to use rare resources such as frequencies.

Information society

In Spain, Law 34/2002 of July 11, 2002, on the information society and electronic commerce, stipulates the obligations and liability limits that apply to service providers of the information society as far as transmitted information is concerned. In the event of illegal content and effective knowledge of the illegal nature of the content, service providers must act promptly to withdraw the information or make access to it impossible. No general obligation to control the information transmitted or stored is imposed, except in specific cases. The law provides sanctions and fines for violations of these provisions.

The regulatory framework that applies to data protection in Spain is based on Law 15/1999 on the protection of personal data and on Ordinance 999/1999 governing security measures. Sanctions are specified based on the level of gravity of the infraction. In addition, the general telecommunications law specifies that electronic communications services operators guarantee the secrecy of communications. Law 34/2002 sets forth an obligation to preserve data for 12 months. In October 2007, the new directive relating to data retention was transposed to Spanish law. The retention period of 12 months also applies to Internet service providers.

In the area of protection of intellectual property rights, Law 23/2006 of July 7, 2006, amends Law 1/1996 of April 12, 1996, and transposes Directive 2001/29 concerning the harmonization of certain aspects of copyright and related rights in the information society.

4.7.5.2

Regulation of electronic communications

Royal Decree 2296/2004 governing relevant markets, access to networks, and numbering, defines the procedures for carrying out market analyses, the ex-ante regulatory obligations that may apply to operators with significant market power in wholesale and retail markets as well as interconnection and network access conditions.

Fixed-line communications

Access to the public telephone network – In its final decision of April 2006, CMT ruled that Telefónica had significant market power in these markets and imposed ex-ante obligations: pre-selection and carrier selection, price control, accounting separation, non-discrimination and transparency.

Local and/ or national/ international telephone services – In February 2006, CMT determined that Telefónica had significant market power in these markets and imposed ex-ante obligations, including a ban on making abusive bundled offers and charging eviction tariffs, prior notification of rates and conditions of retail offers to CMT.

In July 2007, CMT adopted a decision on the applicals to methodology to detect Telefónica’s possible anti-competitive practices (price squeeze) in retail access markets in telephone services and wholesale broadband offers.

Call origination on the public telephone network – CMT adopted a final decision in April 2006 stipulating that Telefónica had significant market power in the market and imposing ex-ante obligations such as provision of reasonable access to network resources and use, cost orientation and cost accounting, non-discrimination and transparency. Subsequent to the decision of CMT that imposed the obligation to provide a wholesale line rental offer on Telefónica, a reference offer was approved by CMT in November 2007 (analog line: 11.53 euros/month; digital line: 17.84 euros/month). Telefónica has eight months to implement this offer.

Call termination on public telephone networks – In March 2006, CMT adopted a final decision stipulating that Telefónica had a significant market power on the call termination on its network and had to comply with the following obligations: network access provision, transparency and a reference offer, cost orientation and non-discrimination. CMT limited itself to imposing the obligation to provide network access and to practice reasonable call termination rates on alternative operators (the deviation with Telefónica’s regulated termination rates must not exceed 30%).

Wholesale unbundled access market – In May 2006, CMT decided that Telefónica had significant influence in this market and imposed the following ex-ante obligations: provision of full local loop unbundling and shared access offers, co-location and related resources, cost orientation, cost accounting, accounting separation, non-discrimination and transparency. In September 2006, following the approval of the new reference offer, the rate for full unbundling dropped from 11.35 euros to 9.72 euros per month. The reference offer also imposes on Telefonica an obligation to provide monthly communication to CMT on service quality parameters. This reference offer also allows customers who subscribe to a broadband offer based on shared access to terminate subscription to the Telefónica telephone service. In this case, the alternative operator will pay the rate for full unbundling without having to pay migration costs.

Wholesale broadband access market – In June 2006, CMT decided that Telefónica, on account of its significant market power in this market, had to provide access to its network at the ATM and IP levels to allow alternative operators to replicate its broadband retail offers with cost oriented rates (when the cost methodology is applied), comply with the principles of non-discrimination and transparency, and notify CMT of the technical specifications of Telefónica’s retail offers that imply changes in wholesale offers. In applying the decision of June 2006, CMT took a temporary decision in December 2006 that establishes new rates for wholesale regional (GigADSL) and national (ADSL-IP) offers. A definitive decision must specify and confirm these provisions in the course of 2008.

Back to Contents

2007 form 20-F / FRANCE TELECOM 67

In November 2007, CMT also reached a provisional decision that imposes the obligation to offer wholesale ADSL/IP services on Telefónica to allow alternative operators to replicate Telefonica’s 10 to 20 Mb retail offers.

Wholesale leased line markets – In November 2006, CMT reached a final decision ruling that Telefónica had significant market power in these wholesale markets. In the wholesale terminating segments of leased lines market, Telefónica is subject to the following obligations: network access provision, price control (cost orientation, with the exception of the Ethernet and Fast Ethernet lines, whose prices are subject to a retail minus mechanism), accounting separation, non-discrimination and communication of service quality indicators, and transparency (reference offer). In the wholesale trunk segments of leased lines market, Telefonica is subject to obligations of network access, non-discrimination and transparency.

Minimum set of leased lines market – Telefónica, as an operator with significant market power in this market, is subject to an obligation of network access and cost orientation.

Mobile communications

Access and call origination on mobile telephone network  – In February 2006, CMT adopted a decision determining that Telefónica Móviles, Vodafone and Amena jointly held a position of collective dominance in this market. As a result, these mobile operators must offer access to their network at reasonable prices.

Voice call termination on mobile networks – In March 2006, CMT adopted a decision specifying that Telefónica Móviles, Vodafone and Amena have significant market power over their network and must comply with the following obligations: network access and use of specific network resources, accounting separation, price control, cost-orientation and non-discrimination.

In September 2006, the CMT decided to implement a plan to progressively lower termination rates from 2006 to 2009, establishing half-yearly price decreases. These maximum average termination rates must not be greater than 7 cents/min in 2009. In October 2006, CMT approved termination rates (peak hours/off-peak hours) proposed by Amena, Telefónica Móviles and Vodafone and applicable until March 2007. These rates are compatible with the average maximum termination rates. In October 2007, the CMT approved mobile termination rates applicable until April 2008 (9.48 eurocents/min for Telefónica Móviles, 9.61 eurocents for Vodafone, 10.08 eurocents for Orange and 14.36 eurocents for Xfera. The operators can determine their own peak/off-peak rates within the framework of maximum average rates.

Wholesale national market for international roaming - In January 2007, the CMT adopted a final decision in which it stated that the market was competitive and did not require ex ante regulation.

4.7.5.3

Frequencies

The 2003 general telecommunications law defines the regulatory framework for assigning and allocating frequencies. It also provides for the creation of a frequency agency, the Agencia Estatal de Radiocomunicaciones, which is responsible for managing the use of public frequencies. The Ministry of Industry, Tourism and Commerce (SETSI) controls the agency, which has nonetheless not yet been set up. As a result, it is the ministry that currently manages activities related to the radio spectrum. The royal decree on the use of the spectrum was amended in 2005, primarily in relation to the provisions governing consumer protection and the conditions for providing services.

The annual fees for using frequencies are established on the basis of coefficients published in the finance law in December each year. The finance law for 2005 (Law 2/2004 of December 27, 2004) set the coefficients to be used to calculate fees for the use of frequencies in mobile, fixed-line and audiovisual services.

In June 2005, the Ministry of Industry, Tourism and Commerce auctioned 10 MHz in the 900 MHz GSM extension bands to provide 2G services. Telefónica Móviles was assigned one 4 MHz block, and Amena two 3 MHz blocks. Usage rights were granted for a period of 15 years. Telefónica Móviles and Amena undertook to invest 834 million euros in their network in the next two years. Orange launched its operations on the frequencies acquired by Amena in January 2006.

A new frequency plan came into effect in June 2005. The new plan reserves the 2500-2690 MHz bands for 3G mobile telephony use (as of January 2008), based on market needs. This regulation does not authorize migration to the UMTS technology in the GSM bands.

The fourth UMTS operator Telia Sonera Xfera launched its operations on December 1, 2006, under the Yoigo brand.

Telefónica Móviles acquired an LMDS operator license in the 3.4 GHz band in order to deploy WiMAX networks, despite the hesitations of the competition authorities.

Finally, the administration identified a frequency plan to allow deployment of mobile television. The license should be granted in 2008.

Back to Contents

2007 form 20-F / FRANCE TELECOM 68

4.8     SUPPLIERS

Responsibility for relations with suppliers is assigned to the Purchasing Department. This covers 19 billion euros in purchases, excluding the acquisition of regulated networks.

Buyers are divided between the Group purchasing teams, which are specialized by purchase category and which guarantee the consolidation of volumes at Group level, and local teams, which implement the Group’s contracts and provide effective service as close to the customer as possible.

In 2007, the Purchasing Department generated savings of 1.4 billion euros on the basis of 2005 prices, the NExT program reference year.

The implication of the Purchasing Department in strategic projects was strengthened again in 2007, whether in innovation projects, the proposals for which will be launched in 2008, rationalization or activity outsourcing projects, or projects that concern commercial clientele.

The supplier base is global, allowing diversification in supply sources.

As far as key suppliers are concerned, a new strategic segmentation method has refined the supplier mix objective and has strengthened group governance.

The increasing presence of Asian suppliers in the overall portfolio has led the group to revise and strengthen its evaluation system, both upstream in the referencing phase and downstream in the purchasing process phase, to guarantee quality levels and total cost control in purchases.

The Group integration program has continued with the merging of purchasing teams responsible for fixed-line operators and mobile operators.

The Purchasing Department has moreover accompanied the geographic extension of the group by deploying its methods in new countries in Africa (Central African Republic, Guinea-Bissau, Guinea).

The Group purchasing information system was completed in 2007 with the delivery of an integrated e-sourcing platform to process calls for tenders and on-line auctions and to improve  the steering of purchasing projects. It completes a process that includes a centralized contract register as well as purchasing systems and local order management systems for orders of which the information is centralized.

The level of expertise of the purchasers was again strengthened by the deployment of strategic analysis tools (make or buy) to determine the scope of activities to be developed, maintained or outsourced.

As far as training is concerned, modules have completed a process that is recognized at European level. In this way, France Telecom’s purchasing university won first prize in the ELP 2007 contests in London in the staff development category.

Finally, risk control has increased with the deployment of ethical compliance, fraud prevention and information system strengthening policies. Moreover, specific tracking has been carried out on control of environmental and social risks by the suppliers.

4.9     INSURANCE

France Telecom has adopted an insurance plan to cover its main risks. This has been underwritten by major insurance and reinsurance providers to cover France Telecom against the risk of damage to property, operating losses (including transportation risks) and legal liability for operations and the risks related to the corporate purpose which could be caused to third parties (including customers), as well as the risks related to the vehicle fleet. This insurance plan is regularly renegotiated in the framework of calls for tenders to optimize coverage in close cooperation with qualified intermediaries (brokers) and with first order insurers and re-insurers.

The cost of insuring France Telecom S.A. in 2007 amounted to approximately 16.3 million euros, including 14.8 million euros in premiums (compared with a cost of about 19 million euros in 2006 and 21.5 million in 2005). This cost breaks down by risk category for the 2007 fiscal period as follows:

▪

liability coverage: approximately 5.5 million euros;

▪

automobile insurance coverage: approximately 4.4 million euros;

▪

damage to assets and operating losses: approximately 6.4 million euros.

In addition to the costs paid by France Telecom S.A. are those paid by the subsidiaries covered by the Group’s insurance policies. This amount totaled approximately 11.8 million euros in 2007 (14 million euros in 2006 and 11.8 million euros in 2005) and reflects the increase in coverage scope.

These policies have been gradually extended to cover the Group’s French and foreign subsidiaries firstly to harmonize coverages and streamline management and second, to control the corresponding insurance costs. A very large number of subsidiaries have benefited from the extension of the Group’s program in Poland, the United Kingdom, and Spain; the integration process continues for the other countries (Equant still has its own program in which certain excess coverages are covered by the “master” program at Group level).

Back to Contents

2007 form 20-F / FRANCE TELECOM 69

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

France Telecom maintains a level of self-insurance that is appropriate for the risks it encounters. Over the past 12 financial years, the number of accidents affecting the above-ground network of France Telecom S.A. has not, on average, exceeded 12.1 million euros per year, except for disasters that are exceptional in terms of frequency and intensity (for example, the damage from the December 1999 Lothar and Martin storms).

Three years ago, France Telecom began to work on modeling the risks of the above-ground network that was damaged by storms in order to acquire an in-depth understanding of its exposure to such random risks. The results of this study did not reveal any interest in covering this risk through a financial instrument. France Telecom remains attentive to these risks, however, and continues its analysis and study of a possible transfer.

In addition, in the context of its risk management policy, for several years, France Telecom has regularly carried out site inspections in partnership with the Internal Engineering Departments and those of its principal insurers. This inspection program, which extends to the main subsidiaries in the group, is used to detect possible risks and to appreciate the prevention and protection level in respect of them. These actions, which give our insurers more in-depth knowledge of the Group’s risks, are essential elements in the context of negotiating insurance coverage.

Other information is distributed among the insurers of programs and is designed to complete their appreciation of risks with respect to changes in our business and their environment.

Back to Contents

2007 form 20-F / FRANCE TELECOM 70

4.10     ORGANIZATIONAL STRUCTURE

The chart below shows the main operational subsidiaries and investments of France Telecom S.A. as of December 31, 2007. The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ:

France Telecom
Personal Communication Services
Home Communication Services
Business Communication Services
Orange France 100% (France)
FT España (1) 79.3% (Spain)
Mobistar 50.2% (Belgium)
Orange Slovensko 100% (Slovakia)
Orange Moldova 94.3% 94.4% (Moldavia)
Orange Botswana 51% (Botswana)
Orange C.Ivoire 85% (Ivory Coast)
Orange Dominicana 100% (Dominican Rep.)
Ikatel (1) (3) Sonatel subsidiary 29.7% 70.2% (Mali)
CellPlus Mauritius subsidiary 40% 100% (Mauritius)
Orange Caraïbes 100% (France)
Orange Réunion 100% (France)
VOXmobile Mobistar subsidiary 50.2% 100% (Luxembourg)
Orange UK 100% (United Kingdom)
PTK Centertel (1) TP Group subsidiary 48.6% 100% (Poland)
Orange Romania 96.8% (Romania)
Orange Communications S.A. 100% (Switzerland)
ECMS Mobinil subsidiary 36.4% 51% (Egypt)
Orange Cameroon 99.5% (Cameroon)
Orange Madagascar 71.8% 97.6% (Madagascar)
Sonatel Mobiles (1) (3) Sonatel subsidiary 42.3% 100% (Senegal)
Mobilecom JTC subsidiary 51% 100% (Jordan)
Orange Bissau 42.3% (Guinea Bissau)
Orange Guinée 38.1% 90% (Guinea)
Orange Centre Afrique 100% (Central African Rep.)
TP Group (2) 48.6% (Poland)
Orange UK 100% (United Kingdom)
FT España (1) and subsidiaries 79.3% (Spain)
Sonatel (3) 42.3% (Senegal)
CI Telcom 45.9% 51% (Ivory Coast)
Jordan Telecom Company (1) 51% (Jordan)
Mauritius Telecom 40% (Mauritius)
Equant B.V. and subsidiaries 100% (Netherlands)
Globecast and subsidiaries 100% (France)
Etrali and subsidiaries 100% (France)
Silicomp Group 96.1% (France)

(1) Company operating under the Orange brand.

Back to Contents

2007 form 20-F / FRANCE TELECOM 71

4.11     PROPERTY, PLANT AND EQUIPMENT

4.11.1     Networks

The telecommunications sector is marked by major technological changes with the increased use of the IP protocol, the sharp upturn in broadband, the increasing interoperability of networks, the development of mobility, or the convergence of handsets and fixed and mobile services. The France Telecom group thus permanently adapts its networks in France and in the locations where it is present throughout the world so as to position them at the best technological level, to thus constantly improve the quality of its services, and to develop new services adapted to market needs in a reactive and flexible way.

4.11.1.1     Data transmission networks

Optical fiber cable networks

In 2007, France Telecom installed around 9,884 kilometers of optical fiber cable in its regional network in France (some 5,631 kilometers in 2006, and 7,262 kilometers in 2005). These optical connections greatly surpass the capacity of traditional copper lines or radio connections with speeds of up to 10 Gbit/s.

In addition, the dense wavelength division multiplexing (DWDM) technology has been developed on France Telecom’s long-distance networks so as to further increase transmission speed up to a potential of 80 wavelengths per fiber. As of December 31, 2007, 66 DWDM systems are installed on the long-distance network in France, compared with 49 in December 2006 and 41 at December 31, 2005. In addition, France Telecom offers direct optical fiber connections to business customers wishing to benefit from very high speed services.

Synchronous Digital Hierarchy (SDH)

The use of SDH technology, which is relatively low-cost, gives access to a more simple network, which is easier to manage and is more reliable than the PDH (Plesiochronous Digital Hierarchy) network. In France, thanks to the provision of a reserve network and local self-protecting rings, the SDH optical network is completely protected against single cable failures. France Telecom continuously develops this technology by installing new SDH rings as well as point-to-point systems on the lower section of the network.

As of December 31, 2007, France Telecom had installed on its long distance network in France, over 387 synchronous digital hierarchy (SDH) transmission links at 2.5 Gbit/s (372 on December 31, 2006, and 346 at December 31, 2005).

Asynchronous transfer mode (ATM)

France Telecom is one of the main players in the development of asynchronous transfer mode (ATM) technology which enables the simultaneous transmission of data, text, voice, image and multimedia signals at speeds of over 155 Mbit/s between the network access points.

France Telecom deployed an ATM backbone network capable of delivering services at high speeds. It ensures end-to-end transmission of InterLan and MultiLan services, and the Videodyn transmission service which supplies temporary television connections. It also receives ADSL access data flows and delivers some of these flows to the IP network through a BAS (Broadband Access Server) interface.

In the areas where France Telecom offers audiovisual services, a Gigabit Ethernet network has been deployed to receive audiovisual flows, which use more capacity, and to deliver them to the IP network and audiovisual platforms. France Telecom also deployed a Gigabit Ethernet collection network in France specifically for companies.

Back to Contents

2007 form 20-F / FRANCE TELECOM 72

Switched Telephone Network

France Telecom has an excellent quality switched telephone network which is based on 493 access and transit switches including some which are also used by the mobile network. This network offers traditional voice transmission services, RNIS and value-added services. This telephone network also ensures access to Intelligent Network services (toll-free, audiotel) and to Minitel and low speed Internet access.

Due to client migration towards new voice services offered via ADSL or FTTH (Fiber To The Home), this network is constantly being optimized to reduce its costs.

Internet-linked networks

Broadband access

In 2007, deployment of the ADSL network is still a priority for France Telecom.

The number of subscriber access nodes opened for ADSL was 12,994 as of December 31, 2007, compared with 12,174 at December 31, 2006 and 9,731 on December 31, 2005.

As of December 31, 2007, 100% of the French population was covered by ADSL, compared with 99.5% at the end of 2006.

The economic development zone plan which began at the end of 2004 is still underway, the goal of which is to allow companies to switch to very high speed broadband, from 2 Mbit/s up to 100 Mbit/s for Gigabit Ethernet offers.

Back to Contents

2007 form 20-F / FRANCE TELECOM 73

In 2007 France Telecom deployed very high speed broadband over optical fiber (FTTH) in some parts of Paris, a few large French towns and in the Greater Paris area. Deployment of very high speed access has also begun in Slovakia. In this field, France Telecom chose a technology and architecture (GPON) which allow the same fiber to pool several high speed access services without affecting the bandwidth capacities of each access.

France Telecom announced the deployment, in 2008, of fiber optical access (FTTH) in Spain (Catalonia and Madrid).

IP network architecture

France Telecom’s IP network is built to satisfy an increasing demand for bandwidth and to sustain broadband technologies, in the main ADSL.

ADSL clients are connected to the IP network via DSLAM (Digital Subscriber Line Access Multiplexer) located at subscriber access nodes then by BAS (Broadband Access Server) which allows them to access the Internet network. This equipment offers a downloading bandwidth (Internet to clients) going from 128 Kbit/s to the maximum bandwidth allowed by the line depending on its distance between the client’s home and the DSLAM. For its professional clients, France Telecom also offers “Turbo ADSL” access on its DSLAM systems reaching 2 Mbit/s.

BAS (and NAS for low speed Internet connections) are connected to the Group’s Internet platform and the Internet network via the national IP transport network or the backbone network which transported at the end of 2007 a level of traffic which was still undergoing strong growth of 480 Gbit/s compared with 299 Gbit/s at the end of 2006 and 168 Gbit/s at the end of 2005. The “Terabit Router” technology has been introduced over the past few years to cope with this growth. Deployment of the IP network is led by France Telecom’s technical teams which also ensure supervision 24-hours a day, 7-days a week.

The France Telecom IP network represents a scalable, multi-access network (Autonomous System 3215), designed to cope with traffic growth and adapt to changes in technology thanks to the expertise of France Telecom’s R&D division, which, among other things, assesses and tests new technologies such as the new super high-speed transmission technologies. France Telecom’s worldwide Internet network (Autonomous System 5511) connects the principal global Internet networks in different locations around the world. It is built on the latest IP transmission and switching technologies. In particular, it now allows the use, at all points in its network, of the new version of the IPv6 Internet protocol, in conjunction with the previous IPv4 protocol (“dual stack” system). In Europe, it has been scaled down in terms of its size since the end of 2003, resulting in a concentration of traffic bypass points. Built on very high-speed land-based and submarine transmission links (several Gbit/s), it enables the France Telecom Group’s customers to enjoy excellent Internet connectivity, combined with protection against major risks occuring on other leading Internet networks.

Back to Contents

2007 form 20-F / FRANCE TELECOM 74

4.11.1.2     Mobile telecommunications networks

Orange France operates a second-generation (2G) mobile network that meets GSM, GPRS and Edge standards, as well as a UMTS-compliant mobile network. The corresponding frequency bands are 2x12.5 MHz for GSM 900, 2x23.6 MHz for GSM 1800, and 2x15 MHz for UMTS (FDD mode) and 5 MHz non-paired (TDD mode).

Orange France’s GSM, GPRS/Edge and 3G network architecture complies with the international ETSI and 3GPP standards. Specific mobile equipment and the signaling networks are deployed using the France Telecom Group transmission infrastructures.

The two access networks that are deployed (2G and 3G) now include many common elements (switching and service platforms in particular). These two networks enable the company to offer services that include voice, SMS (Short Message Service), MMS (Multimedia Message Service), access to the Orange portal, data transfer, video streaming, television, and videophony.

The Edge network reaches connection speeds of around 100 kbit/s, depending on radio and terminal conditions, in the downward direction, i.e. from the network to the terminal.

The UMTS network also offers videophony at 64 kbit/s, and even faster data transmission services with download speeds of up to 384 kbit/s and upload speeds ranging from 64 to 128 kbit/s, depending on the geographical area concerned.

The deployment of the 3G+ (HSDPA and HSUPA) technology, and the evolution of the UMTS network, allow data speeds, in a first phase, of up to 1.8 Mbit/s for downloads, and 64 kbit/s to 128 kbit/s for uploads, according to the geographical zones concerned, and up to 1.3 Mbit/s in the zones that employ HSUPA.

For Business Mobile Broadband, the Edge and UMTS networks are supplemented with a network of about 30,000 Wi-Fi hotspots.

The Edge and UMTS networks were offering mobile broadband coverage to 99% of the population at the end of 2006.

In the United Kingdom, Orange and Vodaphone have announced their intention to share certain existing sites for their 2G and 3G equipment.

4.11.1.3     Convergent networks and services

The development of convergent services is a major aspect of the NExT strategy.

Deployment of the new NGN network (Next Generation Network) began in France in 2004, and then in the United Kingdom, by the development of voice on IP services (VoIP) with high-speed access. In 2007, this deployment continued in France, as well as in Belgium and Romania, with the adoption of the new and more flexible SIP protocol (Session Initiation Protocol) for the creation of multimedia service combinations. These services are interconnected to the switched telephone network (STN) through some twenty or so Gateways.

In addition, 2007 witnessed the first deployment of an IMS architecture that can be used to mutualize the functions that are fundamental and common to all types of telecom services. The network is segmented into three distinct parts:

▪

transmission, which corresponds to the fixed and mobile access points, the collection network, and the IP backbone;

▪

“session” management, which is used for authentication and connection of the terminals to the network, monitoring the quality of service, the interconnections between operators, interoperation with the existing networks and routing to the application servers;

▪

and finally, the specific functions associated with the applications are all grouped together in a server application infrastructure (Application Server or AS).

Within this architecture, interoperation is guaranteed between the equipment in the network, between the operators, or between the terminals and the networks. Moreover, the mobility of the users, as with GSM, is fully catered for. In order to perform these functions, the IMS essentially uses the SIP protocol (Session Initiation Protocol).

Finally, in the field of mobiles, the implementation of UMA (Unlicensed Mobile Access) acts as a support for the first “Unik” proposals offered in France, the United Kingdom, Spain and Poland.

Networks dedicated to Business Services

The X25 networks

This network is the medium used for the Transpac services, and still connects about 10,000 direct X25 access points, about 30,000 D-channel access points in the ISDN, the access points for the monetic services, and is a medium for the “Intelligent Network” types of service. An optimization program is currently in the process of execution. Closure of the X25 service is expected in 2011.

The Frame Relay/ATM networks

The Frame Relay/ATM network constitutes both an access network for the services dedicated to business (in particular via the TDSL collection services) and a backbone transmission network for the level-3 services (X25 and IP). This network uses the Nortel Passport technology. It is deployed at 152 points in metropolitan France, in the four overseas departments and in the three overseas territories (Mayotte, New Caledonia and French Polynesia).

This network is interconnected with the Equant AGN network via two ATM gateways located in Paris, allowing the company to offer frame relay and ATM services worldwide.

This network has now reached maturity, with growing needs in access and traffic flow now being managed by the IP/MPLS services available on the “Business Internet Access Network” (RAEI).

Back to Contents

2007 form 20-F / FRANCE TELECOM 75

The Business IP Access Network (RAEI)

The main purpose of this network is to connect business customers’ sites in order to cater for both their internal exchanges of data (virtual private network or VPN) and their Internet connectivity. It is also used for the transmission of Voice over IP for the companies.

It is composed of a core of 24 transmission routers, called “P routers”, which are interconnected over 2.5 Gbit/s links, and a group of 60 “PE-Pass” routers used for interconnection with the backbone and IP collection network (RBCI) for the Internet traffic and the collection traffic of the companies coming from NAS and BAS. In addition, a system of about 600 “PE” (Provider Edge) routers connect the access points of the companies to technologies of the Frame Relay, xDSL, or Ethernet type, with bit-rates of 75 kbit/s to 30 Mbit/s as standard, and 1 Gbs or more in custom contracts. It can also be used to connect the service platforms for business at speeds of the order of several Gigabit/s.

This network is finally interconnected to the Equant International network (IGN) to provide connectivity for international business customers, through of three gateways (located in Paris and London).

4.11.1.4     The international network

Submarine cables

In order to accommodate the increase in telecommunications traffic, France Telecom is investing in submarine cable systems.

These investments can take the form of share purchase in a consortium in order to jointly construct a cable, of which France Telecom will then become co-owner, or can be effected through the purchase of an IRU (Indefeasable Right of Use), an irrevocable right-to-use that is acquired for a period that is often equal to the period of operation of the cable, or lastly can be simply the rental of cable capacity, according to the profitability expected.

In 2007, France Telecom invested in the construction of the EASSy submarine cable (Eastern Africa Submarine System), the first cable to provide true international connectivity to the countries of Eastern Africa. In particular, France Telecom is able to connect the French dependency of Mayotte to the worldwide network and provide its new subsidiary, Telkom Kenya, with additional capacity for its development.

The Group has also invested in additional capacity on the ECFS and Americas II cables (both located in the West Indies zone) in order to provide support for broadband growth in the overseas departments. In order to complete its routes between the West Indies and the United States, France Telecom has also acquired capacity on the Taino and Emergia cables.

The continuation of strong growth in Internet traffic between Europe and the United States has led to the purchase of several transatlantic wavelengths, bringing the total capacity of the Group on this route to 265 gigabit/s.

Finally, France Telecom had also improved its extremely dynamic routes to Asia, with a capacity increase on the SMW4 (linking Marseilles to Singapore via 14 countries) and SMW3 (39 countries connecting from Northern Europe to Japan) cables.

Back to Contents

2007 form 20-F / FRANCE TELECOM 76

The European Backbone Network (EBN)

On December 31, 2007, France Telecom’s European backbone network directly connected 35 cities, including six in France, and was interconnected with the subsidiaries and partners’ networks of France Telecom.

The EBN, an optical fiber network, whose wavelength capacity has grown in line with demand, is designed to carry data streams of 2.5 to 10 Gbit/s on each line, with a capacity of up to 1.2 Tbit/s with no additional cables required. The network guarantees connection at 45 Mbit/s to 10 Gbit/s and offers many advantages, including an availability of 99.95%, centralized control of the network, and a customer assistance service that is available around the clock. End-to-end control of the infrastructure also contributes to greater ease of management and greater simplicity by allowing access to international services without connecting through multiple operators.

Back to Contents

2007 form 20-F / FRANCE TELECOM 77

The North American backbone network

During 2007, France Telecom increased its presence in the United States by completing the “back network” of the TAT14 transatlantic cable, by the rental of fresh capacity from various American operators, allowing it to respond to the growth of its Internet traffic and to satisfy the requirements of its operator and business customers.

The Asian backbone network

France Telecom is one of the first operators to link to up together, and to its own network, the submarine cable stations located in Singapore that represent strategic points of access for the Asia region.

The international voice network

France Telecom has three international switching nodes in France for managing traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. In addition, France Telecom has decided to centralize operations for transporting international traffic for its subsidiaries based on these three CTI/4g switches in France, in order to optimize termination costs. All combined, these CTI4g switches are linked together by more than 160,000 international circuits (64 kbit/s) to over 250 direct access operators spread over 125 countries. In addition, France Telecom has installed a softswitch in the USA to allow for the specific access requirements of its customers in the American zone. Finally, code 7 semaphore signaling for the international network is provided via two flag transfer points that support the signaling associated with voice traffic and roaming of the mobile operator customers of France Telecom and most of its mobile subsidiaries, enabling it to optimize transmission costs.

Satellites

France Telecom uses communications via satellite to provide several services:

▪

connection of the overseas dependencies to the general network. These connections are either main links, when there are no submarine cables (Mayotte), or backup or additional traffic-smoothing links in addition to the cable (Reunion);

▪

IP or voice links to the other operators. These links, with a bit-rate of 2 to 100 Mbit/s, carry either IP traffic or voice traffic to the international operators and the subsidiaries of France Telecom;

▪

VSAT (Very Small Aperture Terminal) services for business customers. These involve the deployment of antennae at distant sites of the customers of Orange Business Service (essentially in Africa) and concentration of their IP traffic at “hubs”, so as to provide them with an end-to-end IP service in addition to the standard IP-VPN services.

These services are accessible via “earth stations” (or teleports) operated by France Telecom in France (Bercenay-en-Othe) or in the dependencies. France Telecom also uses the services of five other teleports in order to further increase its geographical coverage.

In order to provide these services, France Telecom has either spatial capacity, available on the two satellites it owns (Telecom 2C and 2D, essentially for traffic with the dependencies), or spatial capacity rented from satellite operators (Intelsat, Eutelsat and NSS).

4.11.2     Real estate

As of December 31, 2007, the real estate assets of France Telecom were recorded in its balance sheet with a net value of 3.10 billion euros, against 3.19 billion euros in 2006.

These buildings are used to accommodate telecommunications installations, research centers, customer service centers, and premises for commercial use or offices.

In France, the real estate and transport division manages all matters relating to leasehold. It divides the areas between various departments. In the context of the Group’s NExT plan, it is pursuing a policy to optimize property occupancy by grouping the sites and terminating the leases on all unused areas.

At the end of 2007, the space occupied came to about 6.4 million square meters, of which 3.92 million were leased and 2.40 million were owned, corresponding to 21,000 sites of which 275 have an area exceeding 5,000 square meters.

At the end of 2007, the space used in France was essentially made up by offices, mostly leased properties (2.7 million square meters of which 2.1 million are rented), and of technical centers which are mostly owned (2.8 million square meters of which 1.6 million are owned).

In Poland, real estate assets of the TP Group at the end of 2007 represented approximately 2.1 million square meters. Properties with buildings or vacant lots represented 15.9 million square meters.

In the United Kingdom and in Spain, space is mainly rented. At the end of 2007, the areas occupied in Spain represented about 120,000 square meters and approximately 234,000 square meters in the UK.

Back to Contents

2007 form 20-F / FRANCE TELECOM 78

4.12     SEASONALITY

In general, France Telecom’s business operations are not affected by any major seasonal variations. However, the telephone traffic generated from fixed line telephony over the summer months in the third quarter (ended September 30) is generally lower than in the other quarters.

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

4.13     ENVIRONMENTAL POLICY

4.13.1     General environmental policy

France Telecom’s environmental policy is based upon a program of continuous improvement, aiming on the one hand to reduce the impact of its activities, products and services on the natural environment and on the other to contribute to the development of telecommunications solutions which promote sustainable development towards people, local authorities and the industrial, commercial and services world.

This policy is based on the signature in 1996, of the European Telecommunication Network Operators (ETNO) Environmental Charter, extended in 2004 with the signature of the European Telecommunication Network Operators Sustainable Development Charter, as well as France Telecom joining the Global Compact in 2000.

France Telecom is also involved in the work of the Global e-Sustainability Initiative (GeSi), sponsored by the United Nations Environment Program (UNEP), which helps telecommunications operators and manufacturers to further sustainable development in the information and communications technologies sector.

The France Telecom Group’s structure is organized by country and region – Spain, France, Poland, the United Kingdom, EME, EMEA, OBS – with correspondents in the areas of energy, commodities, waste and environmental management.

Activities in these countries are managed by Group correspondents in these areas, with the aim of achieving continuous improvement and reducing our impact on the environment.

Employee training and awareness are ensured on several levels by the Group team for the core business line. These programs are rolled out in each country. Communications are provided via an Intranet site, the Group’s communications tool. Specific awareness campaigns are organized in each country.

4.13.2     Environmental risk analysis approach

The France Telecom Group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. These activities do not entail any production processes that have a severe impact on rare or non-renewable resources, natural resources (water, air) or biodiversity.

However, the France Telecom Group does use certain equipment, products and substances that may be hazardous to the environment (even slightly) and which are subject to specific regulations. These include classified sites for the protection of the environment (“Installations Classées pour la Protection de l’Environnement” or “ICPE”) and, for all countries in which the France Telecom Group operates, waste production and elimination.

In Europe, France Telecom does not require authorization under the IPPC Directive (2001/78) for its activities.

The France Telecom Group conducts ongoing in-depth analysis of these risks, leading to the adoption of action plans and prevention programs.

In 2007, with respect to Legionnaires’ disease (legionellosis), no cases of contamination were reported at any of France Telecom S.A.’s 58 cooling towers.

In order to prevent health-related risks (legionellosis) and reduce its water consumption, a major program to replace refrigerating towers with dry cooler systems was implemented in 2006 and 2007 and is set to continue in 2008.

The main risks related to the Group’s activities and the assessment and preventive measures adopted by the France Telecom Group for each of these risks are detailed below.

Back to Contents

2007 form 20-F / FRANCE TELECOM 79

Facilities at risk

> FACILITIES AT RISK – FRANCE TELECOM S.A.
INDICATORS	2007	2006
Number of IPCE facilities subject to declaration or authorization	(1)	2,120(2)
Number of cooling towers	58	80
Number of fuel tanks	1,714	1,850
(1) 894 sites (number of facilities not communicated). (2) The 2,120 facilities stated for 2006 were divided between 904 sites.

Legislation requires operators of classified sites for the protection of the environment (“ICPE”) either to obtain authorization from the government or to make a declaration in advance to the authorities. All ICPE sites are subject to a number of applications at préfecture level and a maintenance program has been launched.

Use of substances or products presenting risks for the environment

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Azote or INERGEN gases in sprinkler systems have been, in place since the end of 2003, in accordance with regulations in France.

Strict observation of regulatory requirements and prevention are the rule in this area.

Some of the Group’s electrical transformers also contain polychlorinated biphenyls (or PCBs), the gradual elimination of which is continuing and will be completed in 2010, in accordance with legislation in force in France and Europe.

Controls are systematically carried out with suppliers in France, Europe and around the world to ensure that their products comply with the RoHS (Restriction of Hazardous Substances) Directive.

In addition, the new REACH regulation –which becomes effective in 2008– was addressed in September 2006 in the France Telecom Group’s Corporate Responsibility and Sustainable Development questionnaire sent to all suppliers.

Risks related to waste collection and elimination

After a survey resulting in the creation of 12 waste management units at France Telecom S.A., waste management processes have been optimized through:

▪

the implementation or renegotiation of national framework agreements for waste collection and treatment services on and off France Telecom S.A. sites;

▪

training and management of local and national correspondents, as well as France Telecom Group correspondents implementing waste management;

▪

and the integration of waste management into the processes concerned.

Waste management procedures have been defined at Group level and their implementation is coordinated. Sharing of best practices at the main waste management units, in particular the waste from electrical and electronic equipment (WEEE) unit, is ensured at all times.

In 2007, WEEE regulations were consolidated in all European countries. In France, the France Telecom Group belongs to the Eco-Système organization for “household WEEE” and has developed its own system for “business WEEE”.

Energy

France Telecom’s activities require the use of thermal facilities such as heating facilities and power generators, which emit greenhouse gases, such as carbon dioxide. In France, the census of overall energy consumption (electricity and fuel) carried out in 2002 and 2003 was continued in 2005, 2006 and 2007. Once the steering tools were consolidated, a savings program was launched. In addition to compliance with regulatory requirements concerning the type of facilities, France Telecom S.A. intends to help limit greenhouse gas production. However, as it does not have any sites eligible for the emissions trading system, for the time being France Telecom S.A. is not directly involved in emission trading programs, arising from the application of the Kyoto Protocol in Europe.

Back to Contents

2007 form 20-F / FRANCE TELECOM 80

> ENERGIE – FRANCE TELECOM S.A.
INDICATORS	2007 (estimate)	2006
Energy consumption
Electricity (in GWh)	1,730	1,724
Carbon dioxide emissions (in tonnes)
CO2 issued by transportation	98,480	112,008
CO2 excluding total transportation	(1)	159,710
o/w CO2 excluding transportation (electricity only)	77,930	75,788
(1) More information, in particular about non-electricity energy consumption (domestic fuel, gas) and associated carbon dioxide emissions, will be provided in the sustainable development report.

Protected sites

Poles and overhead cables have an impact on landscapes. France Telecom S.A. participates in efforts to bury these telephone lines in accordance with applicable legislation at classified and protected sites in France, in conjunction with the local and national authorities responsible for natural and cultural heritage.

> LANDSCAPE PRESERVATION – FRANCE TELECOM S.A.
INDICATORS	2007	2006
Number of poles removed	51,960	46,460
Number of kilometers of cables buried	2,078	2,020

Biodiversity

> WILDLIFE PRESERVATION – FRANCE TELECOM S.A.
INDICATORS	2007	2006
Number of metal poles visited (in thousands)	380	450
Number of poles blocked (in thousands)	175	189

Hollow metal poles present a danger for certain species of cave-dwelling birds and animals, which can become trapped. Some of the covers installed on top of these poles over the years have come off, for example during bad weather. In France, France Telecom has resolved to systematically verify that these covers are in place during its telephone pole maintenance visits, which take place over a six-year cycle. This ensures that all metal poles are verified and that covers are replaced if they are missing.

France Telecom has made a commitment to set up a dialogue with bird protection organizations and associations in France at the most decentralized level in order to ensure better coordination of priority areas of intervention concerning its metallic poles.

Agreements were signed in 2006 and 2007 with regional representatives of the Ligue pour la Protection des Oiseaux (the French bird protection league) in the Aquitaine and Lorraine regions and then in Alsace.

Electromagnetic fields

The Group maintains a permanent scientific overview of all research relating to health and electromagnetic waves. In May, 2006, the World Health Organization (WHO) published fact sheet No. 304 on base stations and wireless networks, in which it concluded that: “Considering the very low exposure levels and research results collected to date, there is no convincing scientific evidence that the weak RF signals from base stations and wireless network cause adverse health effects.”

The WHO also recommends that national authorities adopt international standards. It continued its studies in 2007.

Mobile base stations meet the international standards of the International Commission on Non-Ionizing Radiation Protection (ICNIRP), recognized by the WHO and in France by decree 2002-775 of May 3, 2002.

In France, more than 427 field measurements of Orange base stations were taken by independent laboratories in 2007 to check that phone masts comply with regulatory limits. The results of these measurements can be accessed by the public on the Agence Nationale des Fréquences (ANFR) website. They show that the average exposure of people living close to telephone masts is well below accepted limits.

As regards mobile phones, the WHO also states that no danger to health has been established below the thresholds set by international standards (ICNIRP) and scientific research should be pursued. All mobile phones sold in Europe must have a specific absorption rate (SAR) below 2W/kg (for the head and trunk), the limit recommended by ICNIRP. Orange only sells phones with an SAR below this level.

In France, mobile phones are sold with a hands-free kit and a guide to responsible use. In addition, their SAR is displayed in all Orange stores.

Back to Contents

2007 form 20-F / FRANCE TELECOM 81

4.13.3     Compliance with environmental regulations

Monitoring of compliance with regulations in France has been enhanced in collaboration with Bureau Veritas for all of our local and regional entities.

Overall, in the countries in which the Group operates, all aspects of its regulatory monitoring comply with ISO 14001. In particular, paragraph 4.3.2 entitled “Legal and other requirements” requires the identification of applicable regulations.

4.13.4     Environmental Management System (EMS)

In order to meet its targets of reducing the risks and the environmental impact of its activities, the France Telecom Group has implemented in each of the countries in which it operates, an Environmental Management System, pursuant to the ISO 14001 international standard.

In order to facilitate the implementation and assessment of EMS performance, the Group has defined a reference framework and provides help with its implementation.

This reference framework comprises:

▪

a dedicated and scheduled in different steps methodology for managing such projects;

▪

Group processes and tools in key areas, such as risk and impact analysis or managing regulatory compliance;

▪

guides and checklists to support a detailed audit of the EMS and its key components.

In addition, guidelines in line with the project management methodology and essential requirements of ISO 14001 enable country project managers to steer their work effectively and ensure regular reporting to the Group.

The reference framework and EMS key indicators facilitate benchmarking between units and objective performance comparisons.

In 2006 and 2007, in accordance with the reference framework, the main countries in which the Group operates mapped out their significant risks and environmental impacts and took them into account in their environmental management program.

Project managers in several countries have already obtained ISO 14001 certification for some of their activities or sites, such as the mobile operator in Spain, while others such as Belgium are currently presenting their sites and activities to external auditors responsible for certification.

The process for obtaining certification is under way in France, Poland, Spain and the United Kingdom and levels of deployment vary in each country. The use of data has been particularly useful for the Environment section of the Group’s Risk Management guides, which were updated continually in 2007.

4.13.5     Specific actions to raise employee awareness

A program to raise employee awareness was initiated in June 2007 by the departments in charge of corporate responsibility and sustainable development and the internal communications department. The goal was to highlight our corporate responsibility approach and underscore the Group’s commitment through a two-tier competition:

▪

a local competition in which employees in each of the 16 participating countries nominated the project that best symbolized corporate responsibility for each of five categories (clients, employees, environment, suppliers and company);

▪

a Group-wide competition to determine 2007 Group prize-winners from projects chosen locally.

4.13.6     Provisions for environmental risks

The valuation of the obligation to restore or dismantle sites is calculated on the basis of:

▪

dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, per site for mobile phone masts) incurred by France Telecom to meet its environmental commitments;

▪

annual scheduled asset returns for telephone poles and public telephones;

▪

estimated site closures for mobile phone masts.

These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation etc. and are discounted at a risk-free rate. Forecasts of estimated site closures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2007, the provision booked for dismantling and restoring sites mainly covered costs related to:

▪

restoring mobile phone mast sites: 215 million euros;

▪

dismantling telephone poles: 156 million euros (including 122 million euros related to France Telecom S.A.);

▪

management of waste electrical and electronic equipment: 65 million euros (including 36 million euros related to France Telecom S.A.);

▪

dismantling public phones: 62 million euros (including 52 million euros related to France Telecom S.A.).

Back to Contents

2007 form 20-F / FRANCE TELECOM 82

4.13.7     Action plan

The deployment of the environmental policy in all areas of the France Telecom Group is based on a route map that is updated every year, formally setting out priority environmental actions.

The main actions concern:

▪

reducing our clients’ indirect energy consumption through the products we sell them;

▪

controlling our energy consumption at our work premises and in the choice and use of our business vehicles;

▪

enhancing the contribution of information and communications technologies to sustainable development;

▪

reducing our visual impact on the environment;

▪

reducing consumption of other resources, particularly paper;

▪

reducing indirect production of waste by our clients sites, in our business activities and in our behavior;

▪

managing all activities in accordance with EMS principles.

item 4A

unresolved staff comments

Not applicable.

Back to Contents

2007 form 20-F / FRANCE TELECOM 83

Item 5

operating and financial review and prospects

5.1     OVERVIEW

86

5.1.1     Financial Data and Workforce

86

5.1.2     Summary of Results of the Year

87

5.1.3     Impact of Regulatory Rate Changes

88

5.1.4     Main Events that took Place in 2007

88

5.1.5     Outlook

90

5.2     PRESENTATION OF 2007 AND 2006

91

5.2.1     Analysis of the Group’s Income Statement and Capital Expenditures

91

5.2.2     Analysis by Business Segment

103

5.3     PRESENTATION OF 2006 AND 2005

123

5.3.1     Analysis of the Group’s Income Statement and Capital Expenditures

123

5.3.2     Analysis by Business Segment

140

5.4     CASH FLOWS, SHAREHOLDERS’ EQUITY AND FINANCIAL DEBT

160

5.4.1     Liquidity and Cash Flows

161

5.4.2     Shareholders’ equity

166

5.4.3     Financial Debt and Financing Resources

167

5.5     TRANSITION FROM DATA ON A HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS

170

5.5.1     Transition from Data on a Historical Basis to Data on a Comparable Basis for 2006

170

5.5.2     Transition from Data on a Historical Basis to Data on a Comparable Basis for 2005

173

5.6     RESEARCH AND DEVELOPMENT

176

5.7     CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

178

5.7.1     Investment, Purchase and Leasing Commitments

179

5.7.2     Guarantees

180

5.7.3     Commitments in Respect of Securities

181

5.7.4     Commitments relating to Employees other than Pensions and other Post-Employment Benefits

182

5.7.5     Assets covered by Commitments

183

5.8     SUBSEQUENT EVENTS

184

5.9     CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

185

5.10    INFORMATION RELATED TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

188

5.11    NON-GAAP FINANCIAL MEASURES

188

5.12    FINANCIAL GLOSSARY

190

Back to Contents

2007 form 20-F / FRANCE TELECOM 84

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

This section contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 27E of the U.S. Securities Exchange Act of 1934), in particular in the “Outlook” Section. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success and market acceptance of operating and financial initiatives as well as business and strategic initiatives based on the integrated operator business model, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors (see Item 3 “Key Information – 3.3 Risk factors” and the “Cautionary Statement Regarding Forward-Looking Statements”).

Data relating to the business segments and sub-segments presented in the following sections is assumed, except where otherwise indicated, to be prior to the elimination of inter-segment and inter-sub-segment transactions (business segments are described in Section 5.2.2 “Analysis by business segment”). In addition, the changes below are calculated on the basis of data in thousands of euros, although presented hereafter in millions of euros, which could result in minor arithmetic discrepancies.

The transition from data on a historical basis to data on a comparable basis (see definition in Section 5.12 “Financial glossary”) for 2005 and 2006 is described in Section 5.5 “Transition from data on a historical basis to data on a comparable basis”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 85

5.1     OVERVIEW

This section presents:

i.

the financial data and the workforce;

ii.

the summary of results of the year;

iii.

the impact of regulatory rate changes;

iv.

the main events that took place in 2007; and

v.

a discussion of anticipated trends (outlook).

“Gross operating margin” (“GOM”), “Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) and organic cash flow are non-GAAP financial measures. For information on the calculation of the GOM, the CAPEX and the organic cash flow and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

5.1.1     Financial Data and Workforce

Operating Data

For the years ended December 31, 2005, 2006 and 2007, the following table shows the principal operating data of the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	52,959	51,541	51,702	48,082	2.8%	2.4%
GOM (2)	19,116	18,486	18,539	17,953	3.4%	3.1%
GOM / Revenues	36.1%	35.9%	35.9%	37.3%
Operating income	10,799	-	6,988	10,498	-	54.5%
Operating income / Revenues	20.4%	-	13.5%	21.8%
CAPEX (2)	6,979	6,721	6,732	6,033	3.8%	3.7%
CAPEX / Revenues	13.2%	13.0%	13.0%	12.5%
Telecommunication licenses	85	283	283	97	(70.0)%	(70.0)%
Average number of employees (3)	183,799	191,343	189,028	191,775	(3.9)%	(2.8)%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   See Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

(3)   See Section 5.12 “Financial glossary”.

Net Income

For the years ended December 31, 2005, 2006 and 2007, the following table presents the principal data for net income for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Operating income	10,799	6,988	10,498
Finance costs, net	(2,650)	(3,251)	(3,367)
Income tax	(1,330)	(2,180)	(1,419)
Consolidated net income after tax of continuing operations	6,819	1,557	5,712
Consolidated net income after tax of discontinued operations	-	3,211	648
Consolidated net income after tax	6,819	4,768	6,360
Net income attributable to equity holders of France Telecom S.A.	6,300	4,139	5,709
Minority interests	519	629	651

Back to Contents

2007 form 20-F / FRANCE TELECOM 86

Net Financial Debt and Organic Cash Flow

For the years ended December 31, 2005, 2006 and 2007, the table below sets forth the change in organic cash flow and net financial debt of the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Organic cash flow (1) (2)	7,818	6,906 (3)	7,481
Net financial debt (2)	37,980	42,017	47,846
Ratio of Net financial debt / GOM (1)	1.99	2.27	2.48 (4)

(1)   See Section 5.11 “Non-GAAP financial measures”.

(2)   See Section 5.12 “Financial glossary”.

(3)   Excluding PagesJaunes Groupe, operation disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements). With PagesJaunes Groupe, organic cash flow amounted to 7.157 billion euros in 2006.

(4)   GOM restated including the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005 (see Section 5.11 “Non-GAAP financial measures”) and including the GOM for PagesJaunes Groupe, a business sold in 2006 (see Note 4 to the consolidated financial statements).

For information regarding risks related to France Telecom’s level of indebtedness, see Item 3 “Key Information – 3.3.1 Risks relating to France Telecom”.

5.1.2     Summary of Results of the Year

Revenues

Revenues amounted to 52.959 billion euros in 2007, up 2.4% on a historical basis compared to 2006. On a comparable basis, annual growth comes in at 2.8%, 1.6 points above from the previous year. The improvement concerned the mature markets (see Section 5.12 “Financial glossary”) in Western Europe, with in particular the operations in France, the United Kingdom, and Spain, and Enterprise Communication Services. In parallel, markets with high growth potential (see Section 5.12 “Financial glossary”) continued to be buoyant with revenues up 15.3%.

Gross operating Margin

Gross operating margin (referred to hereinafter as “GOM”, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) amounted to 19.116 billion euros in 2007, up 3.1% on a historical basis and up 3.4% on a comparable basis. The ratio of GOM to revenues were at 36.1% in 2007, which is a 0.2 point improvement compared to 2006, on a historical basis as well as on a comparable basis. This change is higher than the announced target of near stabilization of the ratio of GOM to revenues in 2007. It reflects:

▪

the 0.5 point drop in the ratio of purchases and inter-operator costs to revenues, which was 14.9% in 2007 compared to 15.4% in 2006 on a comparable basis (15.6% on a historical basis);

▪

and the 0.2 point drop in the ratio of labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.12 “Financial glossary”) to revenues, standing at 16.6% in 2007 compared to 16.8% in 2006 on a comparable basis (16.6% on a historical basis). The number of employees (active employees at end of period, see Section 5.12 “Financial glossary”) changed from 192,024 at December 31, 2006 to 187,331 at December 31, 2007 on a comparable basis, i.e. a drop of 2.4% on a comparable basis (1.9% drop on a historical basis).

In parallel, the increase in commercial expenses (see Section 5.12 “Financial glossary”) remained under control, with a ratio of commercial expenses to revenues of 15.3%, i.e. slight increase of 0.2 points compared to the previous year on a comparable basis (up 0.3 points on a historical basis).

Operating Income

Operating income amounted to 10.799 billion euros in 2007, up from 6.988 billion euros in 2006 on a historical basis, i.e. an improvement of 3.811 billion euros, linked to a large extent to the very sharp drop in the impairment of goodwill, limited to 26 million euros in 2007 compared to impairment of 2.800 billion euros in 2006. To this were primarily added the upturn of 672 million euros in gains on disposal of assets (769 million euros in 2007 compared to 97 million euros in 2006), and the increase of 577 million euros in GOM.

Net Income

Consolidated net income after tax amounted to 6.819 billion euros in 2007, up from 4.768 billion euros in 2006 on a historical basis, i.e. an increase of 2.051 billion euros, linked to the sharp improvement in consolidated net income after tax of continuing operations between the two years (up 5.262 billion euros). This improvement stemmed from the increase of 3.811 billion euros in operating income, the drop in income tax expense of 850 million euros, and the improvement of 601 million euros in finance costs, net. These favorable changes were partially offset by the consolidated net income after tax of discontinued operations, as no consolidated net income after tax of discontinued operations was booked in 2007 although 3.211 billion euros was recognized in 2006 for this item, linked to the disposal of 54% of PagesJaunes Groupe.

Back to Contents

2007 form 20-F / FRANCE TELECOM 87

Minority interests totaled 519 million euros in 2007 compared to 629 million euros in 2006, which a decrease of 110 million euros between the two years. Net income attributable to France Telecom S.A. equity holders rose to 6.300 billion euros in 2007, up from 4.139 billion euros in 2006, i.e. an increase of 2.161 billion euros.

Capital Expenditures on Tangible and Intangible Assets excluding Telecommunication Licenses

Capital expenditures on tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases (referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) rose to 6.979 billion euros in 2007, up 3.7% on a historical basis and 3.8% on a comparable basis. The ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues were 13.2%, in line with the objective announced of a ratio of about 13%. The growth in capital expenditures between 2006 and 2007 concerned growing markets in which investments, up 23.3% on a comparable basis, accompany the sharp growth in mobile services. Investments in mature markets, which represent a little more than three quarters of the Group’s capital expenditures on tangible and intangible assets excluding licenses, were down on the overall 0.5% on a comparable basis. The drop in investments in mobile networks, after the large programs of the previous years, was to a large extent offset by the growth in investments pertaining to ADSL broadband services, especially in France and in Poland.

Organic Cash Flow

Organic cash flow (see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) totaled 7.818 billion euros, higher than the target of 7.5 billion euros announced during the presentation of third quarter 2007 results. This is an increase of 912 million euros compared to the organic cash flow for the previous year which was 6.906 billion euros excluding PagesJaunes Groupe, which was disposed of on October 11, 2006 (7.157 billion euros on a historical basis). The improvement in relation to 2006 was generated primarily by the growth of 577 million euros in the GOM for continuing operations, by the increase of 298 million euros in the overall working capital requirements (see Section 5.12 “Financial glossary”) and by the drop of 284 million euros in net interest expenses paid. These favorable elements were partially offset by the increase of 310 million euros income tax paid.

Net Financial Debt

Net financial debt (see Section 5.12 “Financial glossary”) amounted to 37.980 billion euros at December 31, 2007 compared to 42.017 billion euros at December 31, 2006. Compared to December 31, 2006, net financial defeasance amounted to 4.037 billion euros at December 31, 2007. The ratio of net financial debt to GOM is 1.99 at December 31, 2007 compared to 2.27 at December 31, 2006. The stated objective of achieving a ratio less than 2 by the end of 2008 was already reached at December 31, 2007.

5.1.3     Impact of Regulatory Rate Changes

The environment in which the France Telecom group operates, both in France and elsewhere within the European Union, is subject to stringent sector regulations.

The impact of the reductions in call termination rates and the reductions in the roaming rates seen in several countries over 2007, and notably France, Poland, Spain, the United Kingdom, Belgium and Switzerland was particularly marked in the mobile telephony sector. In 2007, the impact of these cuts on revenues came out at nearly 850 million euros on the Personal Communication (PCS) segment, while the GOM was reduced by over 400 million euros. The regulations governing the Group’s operations are described in Item 4 “Information on France Telecom – 4.7 Regulation”.

For information regarding risks related to the telecommunications sector, see Item 3 “Key Information – 3.3.2 Risks related to the telecommunications sector”.

5.1.4     Main Events that took Place in 2007

The main acquisitions and disposals and changes in the scope of consolidation are described in Note 4 to the consolidated financial statements.

Disposals

▪

Following the sale of the interest held by the former co-shareholders of France Telecom in Tower Participations (company holding TDF), France Telecom received an additional consideration of 254 million euros in January 2007 and recorded for this item a gain on disposal before tax of 307 million euros, including a previously-deferred capital gain of 53 million euros (see Note 8 to the consolidated financial statements).

▪

Following the sale of the interests controlled by Eurazeo in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and sold all of its interests in Bluebirds Participations France in May 2007. The gain on disposal before tax was 104 million euros (see Notes 8 and 15 to the consolidated financial statements).

▪

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands to Deutsche Telekom for 1.317 billion euros, net of disposal costs. The gain on disposal before tax related to this transaction amounted to 299 million euros. After taking into account the cash transferred, net cash proceeds amounted to 1.306 billion euros (see Note 8 to the consolidated financial statements).

Acquisitions and Investments

▪

In January 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, for a cash consideration of 50 million euros. Within the framework of a standing market offer that took place in February 2007, France Telecom acquired an additional interest of 36.5% for 43 million euros. At December 31, 2007 France Telecom held 96.1% of the shares. After taking into account the cash acquired, net cash paid out amounts to 96 million euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM 88

▪

In March 2007, France Telecom announced the extension of its presence in Africa through two operations completed by Sonatel: the acquisition of a 3rd mobile telecommunication license in Guinea Bissau and the purchase of a mobile license in Guinea.

▪

In April 2007, France Telecom announced the acquisition of a mobile and Internet license in the Central African Republic.

▪

In July 2007, France Telecom indirectly acquired an additional interest in Orange Moldova (former Voxtel) for a cash consideration of 103 million euros, raising its interest to 94.3%.

▪

In July 2007, the company Mobistar, held 50.2% by France Telecom, acquired 90% of the capital of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. An analysis of the agreements between the parties concerning the remaining 10% led France Telecom to acquire 100% interest in the company.

▪

In July 2007, France Telecom acquired all of the capital of T-Online Telecommunications Spain, now FT España ISP, for a cash consideration of 150 million euros from Deutsche Telekom. FT España ISP is the third ADSL operator in Spain, operating under the Ya.com brand. After taking into consideration the buyout of the operator’s intercompany loans from its former shareholder as well as the cash acquired, the net cash paid out amounts to 319 million euros.

▪

In October 2007, the Mid Europa Partners investment fund and France Telecom acquired all of the capital of the company One GmbH for a business value of 1.4 billion euros. The amount received by France Telecom for selling its interest of 17.5% in One GmbH and the repayment of its shareholder’s loan was partially reinvested in order to indirectly hold 35% of One GmbH. This transaction has resulted in a gain of 36 million euros, net of costs. The net impact on cash is a gain of 82 million euros (see Notes 8 and 15 to the consolidated financial statements).

▪

In October 2007, the company Mobinil, held 71.3% by France Telecom, acquired a 15-year 3rd generation mobile license for 3.34 billion Egyptian pounds (about 422 million euros). The price of the license will be paid in installments over four years.

▪

In November 2007, Orange Business Services announced that it had obtained approval allowing it to implement a long-distance telephone license in Russia. Today, it is the world’s only communication services provider to hold the status of a long-distance operator in this country.

▪

In November 2007, France Telecom announced the acquisition of a global fixed-line-mobile-Internet license in Niger for 48 million euros. France Telecom will provide its new subsidiary in Niger with the strength of its Orange brand and the quality of its products and services as well as its capacity for innovation.

▪

In December 2007, the consortium formed by France Telecom and Alcazar Capital Limited, for 78.5% and 21.5% respectively, acquired 51% of the capital of Telkom Kenya, Kenya’s incumbent operator, for 270 million euros. Telkom Kenya, which covers 280,000 fixed-line customers, will benefit from a new mobile license (see Note 16 to the consolidated financial statements).

Adoption and Implementation of Regulatory Measures

▪

In May 2007, Orange implemented the new conditions for the portability of mobile numbers in France. Portability, which allows customers to switch mobile operators and keep the same telephone number, is now carried out via an approach that is simpler (“one-stop process”) and faster (10-day limit). In addition, cancellation notice times are also reduced to 10 days.

▪

In June 2007, the European Union adopted a regulation that sets ceilings on the retail rates for “voice” international roaming in Europe. 49 euro cents excluding VAT per minute in 2007 for outgoing calls, and 24 cents excluding VAT for incoming calls. This new regulation has been in effect since September 30, 2007.

Acquisition of Treasury Shares

▪

In March 2007, France Telecom acquired 9,113,884 treasury shares via its 2006 share buyback program, for which the description was published on March 19, 2007, for a cost of 180 million euros (see Note 30 to the consolidated financial statements).

▪

In May 2007, France Telecom set up a liquidity contract with a financial institution in respect of its common stock, in order to increase liquidity and reduce excess volatility. The means allocated to implement this contract amounted to 100 million euros. At December 31, 2007, France Telecom held 1,415,000 treasury shares acquired within the framework of the contract (see Note 30 to the consolidated financial statements).

At December 31, 2007, France Telecom held 10,528,884 treasury shares (excluding shares purchased within the framework of the French State offer of December 2007, but delivered only on January 29, 2008).

Free Share award and Stock Option Plans

▪

In order to contribute to the full involvement of the personnel pertaining to the objectives of the “NExT” (New Experience in Telecommunications) plan, France Telecom set up a free share award plan in 2007 in France involving 10.8 million shares, representing 0.4% of the capital of France Telecom S.A. This plan concerns about 113,000 employees of France Telecom S.A. and its French subsidiaries. The final granting of shares will not take place until April 25, 2009, since the rights to shares are subordinated to performance conditions in particular. Furthermore, France Telecom in 2007 also set up a free share award plan internationally involving 1.8 million shares, representing less than 0.1% of the capital of France Telecom S.A. This plan concerns about 45,000 employees of international subsidiaries. The conditions for granting rights in France and internationally are identical (see Note 27 to the consolidated financial statements).

▪

In 2007, France Telecom implemented a stock option plan for some of the executive directors and employees in the Group, involving 10,093,300 shares. The exercise price of the options, over a period of 10 years, was set at 21.61 euros per share (see Note 27 to the consolidated financial statements).

Back to Contents

2007 form 20-F / FRANCE TELECOM 89

State’s Sale of existing Shares and Offer reserved for Employees

▪

Following the June 2007 sale by the French State of 130 million of its France Telecom shares, representing 5% of the capital, the State launched a share offer in December 2007 reserved for employees of France Telecom group. This offer involved 14.4 million shares, representing 0.56% (undiluted base) of the total number of shares in the capital of France Telecom S.A. at June 30, 2007. The French State sold the shares at a unit price of 20.39 euros (see Note 30 to the consolidated financial statements).

As of December 31, 2007, the French State held directly or indirectly through the ERAP, 27.3% of the capital and 27.5% of the voting rights of France Telecom S.A. (see Note 30 to the consolidated financial statements).

Bond Issues

▪

In February 2007, France Telecom completed a 2.5 billion euros bond issuance in two tranches: a 1 billion euros tranche maturing in 2012 bearing interest at 4.375% and a 1.5 billion euros tranche maturing in 2017 bearing interest at 4.75%.

▪

In March 2007, France Telecom completed a 250 million pound sterling bond issuance maturing in 2012 bearing interest at 6%.

▪

In November 2007, France Telecom completed a 400 million Swiss franc bond issuance maturing in 2014 bearing interest at 3.5%.

Other

▪

In October 2007, France Telecom announced its proposal to open up its cable ducts to competition (civil engineering infrastructures allowing for the passage of optical fiber cables). The Group requested the same possibility from owners of similar infrastructures. This proposal was officially sent to ARCEP (the French Telecommunications and Posts Regulator) within the framework of the public consultation in progress. A wholesale commercial offer for the use of France Telecom’s cable ducts was published at the end of 2007.

5.1.5     Outlook

France Telecom’s strategy is designed to respond to the changing telecommunications service sector which is being profoundly transformed, resulting in significant changes in the offer, usages and the competitive context.

France Telecom believes that the primary components of this transformation are, i) evolving technologies (general use of the IP protocol, broadband, mobility; development of multi-access handsets and network interoperability), ii) evolving usages (growth in the consumption of audiovisual content, abundance, the customization of usages contexts and services), and iii) the evolution of industry structures and strategies, and more intense competitive pressures.

As a result, in the broadband fixed-line network segment, we are seeing a consolidation in the market for Internet service providers (ISP) around a few major players that provide grouped offers (Internet, Voice over IP, TV), as the competitors of France Telecom take advantage of the unbundling of local loops. In the mobile market, the MVNO (Mobile Virtual Network Operators) are now strong players. In the most mature markets, convergence has gained further ground with the forming, through buyouts, of integrated operators able to provide grouped Internet / fixed-line / mobile and TV offerings. Finally, the players in the Internet services market intend to expand significantly in the communication and content services market on a non-regulated basis. The strategy of the France Telecom group is described in Item 4. “Information on France Telecom – 4.2 Strategy”.

France Telecom group’s objective is to generate an organic cash flow of more than 7.8 billion euros in 2008. In a global context of growth in Group revenues in line with that of its markets, achieving this objective rests on stability of the ratio of GOM to revenues, resulting from the continuation of the cost reduction and optimization program, and maintenance of the ratio of capital expenditures on tangible and intangible investments excluding licenses to revenues at around 13% of revenues.

The resulting organic cash flow will be deployed according to the following principles:

▪

the ratio of net financial debt to GOM will be maintained in the medium term at a level of less than 2 in current market conditions. In this context, and given the organic cash flow generation expected for 2008, the Board of Directors indicated that the dividend to be proposed to the Shareholders’ Meeting for 2008 will be greater than 1.30 euro per share. The Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account the Group’s cash flow projections and investment projects;

▪

the acquisition policy will remain selective, based on the following objectives:

▪

reinforce France Telecom’s footprint on emerging markets;

▪

strengthen as appropriate activities in Western Europe;

▪

acquire complementary competencies in certain key businesses.

By their very nature, attaining these objectives is subject to numerous risks and uncertainties, which may lead to significant differences between the announced objectives and actual results. The most significant risks are described in Item 3. “Key Information – 3.3 Risk factors“ (see also the “Cautionary Statement Regarding Forward-Looking Statements”).

Back to Contents

2007 form 20-F / FRANCE TELECOM 90

5.2     PRESENTATION OF 2007 AND 2006

This section presents a comparison of 2006 and 2007 for the France Telecom group and is divided into two parts:

▪

i.

an analysis of the Group’s income statement and capital expenditures; and

▪

ii.

an analysis by business segment.

Following the France Telecom group’s disposal of PagesJaunes Groupe announced on July 26, 2006 and finalized on October 11, 2006, PagesJaunes Groupe has been presented as a discontinued operation as required by IFRS 5 for 2006. Consequently, the main impacts of the disposal of PagesJaunes Groupe, a condensed income statement and net cash flows relating to PagesJaunes Groupe are described in Note 4 to the consolidated financial statements.

5.2.1     Analysis of the Group’s Income Statement and Capital Expenditures

This section presents a comparison of 2006 and 2007 for the France Telecom group and is divided into four main parts:

i.

a presentation of revenues through GOM;

ii.

the transition from GOM to operating income;

iii.

a presentation of operating income through net income; and

iv.

a discussion of capital expenditures.

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

5.2.1.1

From Group Revenues to Gross Operating Margin

The operating expenses included in the GOM, referred to hereinafter as “OPEX” (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements) include i) operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as “OPEX excluding labour expenses (wages and employee benefit expenses)”, including external purchases and other operating incomes and expenses, and ii) labour expenses (wages and employee benefit expenses).

For the years ended December 31, 2006 and 2007, the following table sets out the transition from revenues to GOM, detailing by type the operating expenses included in the GOM of the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	52,959	51,541	51,702	2.8%	2.4%
OPEX (2)	(33,843)	(33,055)	(33,163)	2.4%	2.0%
In% of revenues	63.9%	64.1%	64.1%
OPEX excluding labour expenses(wages and employee benefit expenses) (2)	(25,076)	(24,388)	(24,571)	2.8%	2.1%
In% of revenues	47.4%	47.3%	47.5%
- External purchases (2)	(23,156)	(22,681)	(22,809)	2.1%	1.5%
- Other operating incomes and expenses (3)	(1,920)	(1,707)	(1,762)	12.5%	8.9%
Labour expenses(wages and employee benefit expenses) (2)	(8,767)	(8,667)	(8,592)	1.2%	2.0%
In% of revenues	16.6%	16.8%	16.6%
GOM	19,116	18,486	18,539	3.4%	3.1%
In% of revenues	36.1%	35.9%	35.9%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   See Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements.

(3)   See Note 6 to the consolidated financial statements.

Back to Contents

2007 form 20-F / FRANCE TELECOM 91

5.2.1.1.1     Revenues

For the years ended December 31, 2006 and 2007, the table below shows the revenues of the France Telecom group by business segment.

(in millions of euros)	Years ended December 31
REVENUES	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	29,119	27,538	27,745	5.7%	5.0%
PCS France	9,998	9,885	9,882	1.1%	1.2%
PCS United Kingdom	6,217	5,863	5,874	6.0%	5.8%
PCS Spain	3,404	3,315	3,353	2.7%	1.5%
PCS Poland	2,133	1,992	1,934	7.1%	10.3%
PCS Rest of the world	7,550	6,701	6,920	12.7%	9.1%
Eliminations	(183)	(218)	(218)	-	-
Home Communication Services (HCS)	22,671	22,725	22,487	(0.2)%	0.8%
HCS France	17,957	17,709	17,657	1.4%	1.7%
HCS Poland	2,886	3,139	3,048	(8.1)%	(5.3)%
HCS Rest of the world	2,100	2,100	2,005	-	4.7%
Eliminations	(272)	(223)	(223)	-	-
Enterprise Communication Services (ECS)	7,721	7,689	7,652	0.4%	0.9%
Eliminations	(6,552)	(6,411)	(6,182)	-	-
GROUP TOTAL	52,959	51,541	51,702	2.8%	2.4%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Change in revenues

France Telecom group recorded 52.959 billion euros in revenues in 2007, up 2.4% on a historical basis and 2.8% on a comparable basis in relation to 2006.

On a historical basis, the increase of 2.4% in the Group’s revenues, which is an increase of 1.257 billion euros between 2006 and 2007, included the negative impact of the foreign exchange rate fluctuations, i.e. 182 million euros between the two years, partially offset by the favorable impact of the changes in the scope of consolidation and other changes, amounting to 21 million euros between 2006 and 2007. Changes in the scope of consolidation and other changes were for the most part offset, with primarily, on one hand, i) the impact of the full consolidation of Jordan Telecommunications Company (JTC) as well as its subsidiaries on July 5, 2006 for 115 million euros, ii) the impact of the acquisition of the Groupe Silicomp on January 4, 2007 for 106 million euros, and iii) the impact of the acquisition of T-Online Telecommunications Spain (now FT España ISP), operating under the Ya.com brand, on July 31, 2007 for 71 million euros, and on the other hand, iv) the impact of selling Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 for 172 million euros, and v) the impact of selling France Telecom Mobile Satellite Communications (FTMSC) on October 31, 2006 for 120 million euros.

On a comparable basis, France Telecom group’s revenues increased 2.8% between 2006 and 2007, which represents an increase of 1.418 billion euros driven by growth in mobile operations and ADSL broadband services.

PCS revenues (mobile services) were up 5.7% in 2007 compared to 2006, amounting to 29.119 billion euros. This increase reflected the growth achieved on mobile telephony activities, supported by dynamic growth in the customer base. Between the two years, PCS revenues posted increased across all sub-segments, with substantial growth in the Rest of the world (up 12.7%), in Poland (up 7.1%) and in the United Kingdom (up 6.0%).

HCS revenues (fixed-line and Internet services) amounted to 22.671 billion euros in 2007, down slightly by 0.2% compared to 2006. The strong growth achieved on ADSL broadband services, particularly in France, has to a great extent offset the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France and Poland.

ECS revenues (business services) amounted to 7.721 billion euros in 2007, up 0.4% compared to 2006. Business network legacy had experienced a drop in revenues, linked to the migration of companies over to more recent technologies, the reduction in the volume of telephone communications and the drop in prices. Between 2006 and 2007, this drop was offset by the increase in revenues from extended business services, advanced business network services and other business services.

On a comparable basis, the increase in France Telecom group’s revenues between 2006 and 2007 was primarily the result of the increase in revenues from growing markets (see Section 5.12 “Financial glossary”), up 15.3%. Revenues from mature markets (see Section 5.12 “Financial glossary”) were up 1.0% between the two years.

Back to Contents

2007 form 20-F / FRANCE TELECOM 92

Changes in the number of customers

On a historical basis, the number of France Telecom group customers through its controlled companies totaled 170.1 million customers at December 31, 2007, representing an increase of 7.3% in relation to December 31, 2006. The number of additional customers between December 31, 2006 and December 31, 2007 was 11.6 million for the Group. With 109.7 million customers at December 31, 2007, the number of mobile telephony customers is up 12.3% on December 31, 2006, with an additional 12.0 million customers. The number of customers subscribing for mobile broadband offers (EDGE and UMTS technologies) more than doubled, with 13.0 million customers at December 31, 2007, up from 5.8 million at December 31, 2006. Similarly, the number of Consumer ADSL broadband customers was growing rapidly, with 11.7 million at December 31, 2007, up from 9.7 million at December 31, 2006, an increase of 20.7%. The total number of Internet customers (broadband and low-speed) was 13.1 million at December 31, 2007, up 6.7% compared with December 31, 2006 (0.8 million additional customers).

On a comparable basis, the number of France Telecom group customers through controlled companies rose 9.2% between December 31, 2006 and December 31, 2007, while the number of mobile telephony and Internet customers was up 15.3% and 8.7% respectively in relation to December 31, 2006.

5.2.1.1.2     Operating expenses

Operating expenses included in the GOM amounted to 33.843 billion euros in 2007. Compared to revenues, operating expenses included in the GOM were down 0.2 points, passing from 64.1% of revenues in 2006, on a historical basis as well as on a comparable basis, to 63.9% of revenues in 2007.

5.2.1.1.2.1

Operating expenses excluding labour expenses (wages and employee benefit expenses)

For the years ended December 31, 2006 and 2007, the following table presents a breakdown of operating expenses excluding labour expenses (wages and employee benefit expenses) by type for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
External purchases (2)	(23,156)	(22,681)	(22,809)	2.1%	1.5%
In% of revenues	43.7%	44.0%	44.1%
Commercial expenses (2)	(8,082)	(7,769)	(7,780)	4.0%	3.9%
Services fees and inter-operator costs	(7,895)	(7,938)	(8,053)	(0.5)%	(2.0)%
Other external purchases (2)	(7,179)	(6,974)	(6,976)	3.0%	2.9%
Other operating incomes and expenses	(1,920)	(1,707)	(1,762)	12.5%	8.9%
In% of revenues	3.6%	3.3%	3.4%
OPEX EXCLUDING LABOUR EXPENSES(WAGES AND EMPLOYEE BENEFIT EXPENSES) (2)	(25,076)	(24,388)	(24,571)	2.8%	2.1%
In% of revenues	47.4%	47.3%	47.5%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   See Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements) amounted to 25.076 billion euros in 2007. Compared to revenues, operating expenses excluding labour expenses (wages and employee benefit expenses) were globally stable, at 47.4% of revenues in 2007, compared to 47.5% in 2006 on a historical basis and 47.3% on a comparable basis.

Back to Contents

2007 form 20-F / FRANCE TELECOM 93

On a historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 2.1%, i.e. an additional cost of 505 million euros between 2006 and 2007. This increase notably factored in the positive impact of foreign exchange rate fluctuations (102 million euros) and the favorable impact of the changes in scope of consolidation and other changes (81 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 2.8% between 2006 and 2007, which represented an additional cost of 688 million euros. External purchases (see Section 5.12 “Financial glossary”), which represented 92% of operating expenses excluding labour expenses (wages and employee benefit expenses) in 2007, experienced limited growth of 2.1% between the two years, with other operating expenses (net of other operating incomes) increasing 12.5%.

External purchases

External purchases amounted to 23.156 billion euros in 2007, i.e. 43.7% of revenues. Between 2006 and 2007, external purchases compared to revenues were down 0.4 points on a historical basis (0.3 points on a comparable basis).

On a historical basis, a decrease of 1.5%, i.e. 347 million euros, in external purchases between 2006 and 2007 included the favorable impact in foreign exchange rate fluctuations (102 million euros) as well as the positive impact of changes in the scope of consolidation and other changes (27 million euros).

On a comparable basis, external purchases rose 2.1% between 2006 and 2007, with this growth driven primarily by the 4.0% increase in commercial expenses (see Section 5.12 “Financial glossary”). In accordance with the objective announced for 2007, this increase remained controlled, with a ratio of commercial expenses to revenues of 15.3% in 2007, up slightly compared to 2006 (15.1%). Moreover, service fees and inter-operator costs have decreased 0.5% in particular due to the impact of the reductions in call termination rates and better control of abundance offers. In relation to revenues, the share of service fees and inter-operator costs has thus dropped 15.4% in 2006 to 14.9% in 2007. Finally, the 3.0% increase in other external purchases (see Section 5.12 “Financial glossary”) was primarily linked to the increase in call center outsourcing fees. Compared to revenues, other external purchases were globally stable between the two years, at 13.6% in 2007 compared to 13.5% in 2006. In the end, the increase in external purchases between 2006 and 2007 (an increase of 2.1%) was kept under control with regards to the growth in revenues (up 2.8%).

Other operating incomes and expenses

In 2007, other operating expenses (net of other operating incomes) amounted to 1.92 billion euros, representing 3.6% of revenues. Between 2006 and 2007, other operating expenses (net of other operating incomes) were up 8.9% on a historical basis and up 12.5% on a comparable basis.

On a historical basis, the 158 million euros additional expense in other operating expenses (net of other operating incomes) between 2006 and 2007 included the positive impact of changes in the scope of consolidation and other changes (55 million euros), with foreign exchange rate fluctuations amounting to zero between the two years.

On a comparable basis, the 213 million euros additional expense in other operating expenses (net of other operating incomes) was explained primarily by, i) the recognition in 2006 of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Notes 3 and 6 to the consolidated financial statements), and ii) income corresponding to a settlement indemnity relating to the Group’s activities in Lebanon in the amount of 22 million euros in 2007 compared to 74 million euros in 2006.

5.2.1.1.2.2

Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements) do not include employee profit-sharing and share-based compensation (see Section 5.2.1.2 “From Group gross operating margin to operating income”).

Between 2006 and 2007, labour expenses (wages and employee benefit expenses) compared to revenues were stable on a historical basis. On a comparable basis, labour expenses (wages and employee benefit expenses) have dropped 0.2 points, from 16.8% of revenues in 2006 to 16.6% of revenues in 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 94

For the years ended December 31, 2006 and 2007, the table below sets out, i) the labour expenses (wages and employee benefit expenses), ii) the average number of employees (full-time equivalent), and iii) the number of employees (active employees et end of period) for the France Telecom group, broken down between France Telecom S.A., subsidiaries in France and international subsidiaries.

	Years ended December 31
LABOUR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES) AND NUMBER OF EMPLOYEES	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Labour expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(5,329)	(5,442)	(5,379)	(2.1)%	(0.9)%
Subsidiaries in France	(640)	(554)	(514)	15.6%	24.4%
France total	(5,969)	(5,996)	(5,893)	(0.5)%	1.3%
International subsidiaries	(2,798)	(2,671)	(2,699)	4.8%	3.7%
GROUP TOTAL	(8,767)	(8,667)	(8,592)	1.2%	2.0%
In% of revenues	16.6%	16.8%	16.6%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	95,858	101,664	100,601	(5.7)%	(4.7)%
Subsidiaries in France	8,677	9,213	8,867	(5.8)%	(2.1)%
France total	104,535	110,877	109,468	(5.7)%	(4.5)%
International subsidiaries	79,264	80,466	79,560	(1.5)%	(0.4)%
GROUP TOTAL	183,799	191,343	189,028	(3.9)%	(2.8)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	97,355	100,986	99,902	(3.6)%	(2.5)%
Subsidiaries in France	8,817	9,191	8,986	(4.1)%	(1.9)%
France total	106,172	110,177	108,888	(3.6)%	(2.5)%
International subsidiaries	81,159	81,847	82,148	(0.8)%	(1.2)%
GROUP TOTAL	187,331	192,024	191,036	(2.4)%	(1.9)%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”. (2) See Section 5.12 “Financial glossary”. (3) In millions of euros.

On a historical basis, labour expenses (wages and employee benefit expenses) for the Group increased 2.0%, i.e. a degradation of 175 million euros, between 2006 and 2007, amounting to 8.767 billion euros in 2007, compared to 8.592 billion euros in 2006. This increase can be explained primarily by the negative impact of changes in the scope of consolidation and other changes (92 million euros, corresponding primarily to the impact of the acquisition of the Groupe Silicomp in France), partially offset by the favorable impact of foreign exchange rate fluctuations (17 million euros).

On a comparable basis, labour expenses (wages and employee benefit expenses) were up 1.2%, or an additional cost of 100 million euros, between the two years, changing from 8.667 billion euros in 2006 to 8.767 billion euros in 2007. This 1.2% increase in labour expenses (wages and employee benefit expenses) between 2006 and 2007 was the result of i) a 5.2% increase for the change in the average unit cost, partially offset by ii) a 3.9% reduction for the volume effect, linked to the reduction in the Group’s average number of employees, representing a decrease of 7,544 employees (full-time equivalents), and by iii) a 0.1% reduction for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures.

5.2.1.1.3     Gross operating margin

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, the France Telecom group’s GOM was up 3.1% compared to 2006, representing 577 million euros, amounting to 19.116 billion euros in 2007. Between the two years, the increase in the Group’s GOM included the negative impact of the foreign exchange rate fluctuations amounting to 63 million euros, partially offset by the favorable impact of changes in the scope of consolidation and other changes, representing 10 million euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM 95

On a comparable basis, the Group’s GOM was up 3.4%, i.e. 630 million euros, changing from 18.486 billion euros in 2006 to 19.116 billion euros in 2007. This increase can be explained:

▪

by the 5.8% increase in PCS GOM, driven primarily by the 11.4% increase in PCS Rest of the world GOM (314 million euros) and by the 17.1% increase in PCS Poland GOM (122 million euros). This increase reflected the strong growth in mobile telephony activities, supported by dynamic growth in the customer base, as well as controlling operating expenses included in the GOM, in particular external purchases and labour expenses (wages and employee benefit expenses), which did not increase as fast as revenues; and

▪

by the 2.1% increase in HCS GOM linked to the 8.9% increase in the HCS France GOM. This improvement in France was the result of the combined effect of the drop in operating expenses included in the GOM and the increase in revenues. The drop in operating expenses included in the GOM can be explained primarily by the sharp drop in service fees and inter-operator costs (primary effect of the drop in call termination rates). On the other hand, the change in HCS GOM between the two years was primarily the result of the 18.2% drop in HCS Poland GOM, primarily due to the downturn in traditional telephone services (traditional telephone subscriptions and communications).

These changes however were partially offset by the drop, on a comparable basis, of 5.1% in ECS GOM between 2006 and 2007, i.e. 72 million euros. This drop reflected the transformation of the ECS economic model with, i) downward pressure on network activity margin linked with stiffened competitive pressure internationally and the transformation over to IP solutions, and ii) the growing share in service activities.

In the end, the ratio of GOM to revenues came out at 36.1% for 2007, which was an increase of 0.2 points compared to 2006 on a historical basis as well as on a comparable basis, thus exceeding the announced target of near stabilization for this ratio in 2007 compared to 2006.

5.2.1.2

From Group Gross Operating Margin to Operating Income

For the years ended December 31, 2006 and 2007, the following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income.

(in millions of euros)	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	19,116	18,486	18,539	3.4%	3.1%
Employee profit-sharing	(359)	-	(346)	-	3.9%
Share-based compensation	(279)	-	(30)	-	ns
Depreciation and amortization	(8,111)	(7,827)	(7,824)	3.6%	3.7%
Impairment of goodwill	(26)	-	(2,800)	-	(99.1)%
Impairment of non-current assets	(107)	-	(105)	-	2.3%
Gains (losses) on disposal of assets	769	-	97	-	ns
Restructuring costs	(208)	-	(567)	-	(63.3)%
Share of profits (losses) of associates	4	-	24	-	(82.8)%
OPERATING INCOME	10,799	-	6,988	-	54.5%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Share-based compensation

For the years ended December 31, 2006 and 2007, the following table shows the share-based compensation for the France Telecom group, broken down between free share award plan, employee shareholding plan and stock option plans.

(in millions of euros)	Years ended December 31
SHARE-BASED COMPENSATION (1)	2007	2006 historical basis
Free share award plan (2)	(149)	-
Employee shareholding plan (2)	(107)	-
Stock option plans	(23)	(30)
GROUP TOTAL	(279)	(30)
(1) See Notes 6 and 27 to the consolidated financial statements. (2) See Section 5.1.4 “Main events that took place in 2007”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 96

Depreciation and amortization

For the years ended December 31, 2006 and 2007, the following table sets forth depreciation and amortization by business segment for the France Telecom group.

(in millions of euros)	Years ended December 31
DEPRECIATION AND AMORTIZATION	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	(4,456)	(4,082)	(4,183)	9.1%	6.5%
Home Communication Services (HCS)	(3,238)	(3,351)	(3,241)	(3.4)%	(0.1)%
Enterprise Communication Services (ECS)	(420)	(397)	(402)	5.6%	4.3%
Eliminations	3	3	2	-	-
GROUP TOTAL	(8,111)	(7,827)	(7,824)	3.6%	3.7%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Compared to revenues, depreciation and amortization are up slightly, changing from 15.1% in 2006 on a historical basis (15.2% on a comparable basis) to 15.3% in 2007.

On a historical basis, depreciation and amortization increased 3.7% between 2006 and 2007, representing an additional expense of 287 million euros.

On a comparable basis, depreciation and amortization increased 3.6% (an additional cost of 284 million euros) between 2006 and 2007, and amounted to 8.111 billion euros in 2007. This increase resulted primarily from the impact of accelerated depreciation for certain fixed assets, especially for PCS France, and from the increase in depreciation and amortization of customer bases, primarily in Spain. Beyond these impacts, the end of amortization for certain assets between 2006 and 2007 completely offset the increase in capital expenditures on tangible and intangible assets excluding licenses since 2004.

Impairment of goodwill

For the years ended December 31, 2006 and 2007, the table below sets out the changes in the impairment of goodwill for the France Telecom group.

(in millions of euros)	Years ended December 31
IMPAIRMENT OF GOODWILL (1)	2007	2006 historical basis
PCS in the United Kingdom	-	(2,350)
TP Group (2)	-	(275)
PCS in Netherlands	-	(175)
Other	(26)	-
GROUP TOTAL	(26)	(2,800)
(1) See Note 7 to the consolidated financial statements. (2) PCS Poland and HCS Poland sub-segments.

In 2007, the impairment loss of goodwill is 26 million euros.

In 2006, the impairment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (2.35 billion euros) primarily stemmed from the change in the level at which return on investment was monitored. The reallocation of goodwill from the former Orange sub-group to each country within the sub-group significantly increased the net book value of the assets comprising the United Kingdom CGU (Cash Generating Unit), and resulted in the impairment of the excess amount indicated. The impairment loss of 175 million euros recognized in 2006 taken with respect to Personal Communication Services in the Netherlands was triggered by the same change. For Poland, the impairment loss of 275 million euros booked in 2006 was based on the business plan prepared by the company’s management and stemmed from an increase in the discount rate to 11.3% (against 9.5% for fixed-line and 10.5% for mobile in the past), to take account of the uncertainty generated by the local regulatory environment, with long-term growth rates remaining unchanged: 0% for fixed-line activities and 3% for mobile activities (see Note 7 to the consolidated financial statements).

Back to Contents

2007 form 20-F / FRANCE TELECOM 97

Gains (losses) on disposal of assets

For the years ended December 31, 2006 and 2007, the table below shows the changes in the gains (losses) on disposal of assets for the France Telecom group.

(in millions of euros)	Years ended December 31
GAINS (LOSSES) ON DISPOSAL OF ASSETS (1)	2007	2006 historical basis
Sale of Tower Participations (company holding TDF) (2)	307	-
Sale of 100% of Orange’s mobile and Internet businesses in the Netherlands (2)	299	-
Sale of 20% of Bluebirds Participations France (company holding Eutelsat Communications) (2)	104	-
Sale of 17.5% of One GmbH (share restructuring) (2)	36	-
Sale of 20% of Ypso Holding (cable network activities)	-	84
Sale of 100% of France Telecom Mobile Satellite Communications (FTMSC)	-	10
Dilution impacts	-	25
Sales of property, plant and equipment and intangible assets	20	(24)
Other	3	2
GROUP TOTAL	769	97
(1) See Notes 4 and 8 to the consolidated financial statements. (2) See Section 5.1.4 “Main events that took place in 2007”.

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd (KKR), for 3.287 billion euros (net of disposal costs). In 2006, the gain on the disposal, which amounted to 2.983 billion euros, was reported under consolidated net income after tax of discontinued operations (see Section 5.2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements).

Restructuring costs

For the years ended December 31, 2006 and 2007, the following table shows restructuring costs for the France Telecom group by type.

(in millions of euros)	Years ended December 31
RESTRUCTURING COSTS (1)	2007	2006 historical basis
Public service secondment costs (2)	(66)	(47)
Early retirement plan (3)	19	(280)
Contributions to the Works’ Committee in respect of early retirement plans	-	(13)
Other restructuring costs (4)	(161)	(227)
GROUP TOTAL	(208)	(567)

(1)   See Notes 9 and 28 to the consolidated financial statements.

(2)   Also see Note 32 to the consolidated financial statements.

(3)   Impact of the change in the discount rate in 2007. Also see Notes 2, 11 and 32 to the consolidated financial statements.

(4)   Including, i) in 2007, France Telecom S.A. for 97 million euros, and ii) in 2006, TP S.A. for 74 million euros and Orange in the United Kingdom for 39 million euros.

Operating income

The France Telecom group’s operating income was 10.799 billion euros in 2007, compared with 6.988 billion euros in 2006 on a historical basis, up 54.5%. This 3.811 billion euros increase between the two years primarily reflected the scale of the impairment of goodwill in 2006 (2.8 billion euros, compared with 26 million euros in 2007), the upturn in gains on disposal of assets (672 million euros) as well as the increase in GOM (577 million euros).

Back to Contents

2007 form 20-F / FRANCE TELECOM 98

5.2.1.3

From Group Operating Income to Net Income

For the years ended December 31, 2006 and 2007, the table below presents the transition from operating income to consolidated net income after tax for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis
Operating income	10,799	6,988
Interest expenses, net	(2,521)	(3,155)
Foreign exchange gains (losses)	(4)	26
Discounting expense	(125)	(122)
Finance costs, net	(2,650)	(3,251)
Income tax	(1,330)	(2,180)
Consolidated net income after tax of continuing operations	6,819	1,557
Consolidated net income after tax of discontinued operations	-	3,211
Consolidated net income after tax	6,819	4,768
Net income attributable to equity holders of France Telecom S.A.	6,300	4,139
Minority interests	519	629

5.2.1.3.1     Finance costs, net

Finance costs, net were 2.650 billion euros in 2007, representing an improvement of 601 million euros compared to 2006 (3.251 billion euros). This improvement reflected the drop in interest expenses, net, representing a gain of 634 million euros between 2006 and 2007 (see Note 10 to the consolidated financial statements), partially offset by the unfavorable change in foreign exchange differences (30 million euros) between the two fiscal years.

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 24 to the consolidated financial statements). Likewise, in terms of investments, France Telecom has a prudent management policy. The return on France Telecom S.A.’s investments stand at capitalized EONIA + 11 basis points in 2007 (compared to capitalized EONIA + 4 basis points in 2006).

Indicators for interest expenses, net

For the years ended December 31, 2006 and 2007, the table below sets forth the interest expenses indicators for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	Change historical basis
INTEREST EXPENSES, NET	(2,521)	(3,155)	634
Net financial debt at end of period (1)	37,980	42,017	(4,037)
Average outstandings of net financial debt over the period	37,884	44,402	(6,518)
Weighted average cost of net financial debt	6.46%	5.91%	-
(1) See Section 5.12 “Financial glossary” and Note 20 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

The change in net financial debt for France Telecom is described in Section 5.4.3 “Financial debt and financing resources”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 99

Change in interest expenses, net

For the years ended December 31, 2006 and 2007, the table below shows the changes in interest expenses, net by decrease and increase factors for the France Telecom group.

(in millions of euros)	Years ended December 31
Interest expenses, net for 2006 (historical basis)	(3,155)
Decrease factors:
Decrease in average outstandings of net financial debt over the period	385
Decrease in change in fair value of the price guarantee given to FT España minority shareholders(zero in 2007 versus -258 million euros in 2006) (1)	258
Adjustment in fair value of a bond issue (an item specific to 2006) (2)	189
Increase factors:
Increase in weighted average cost of net financial debt	(208)
Other items	10
INTEREST EXPENSES, NET FOR 2007	(2,521)
(1) See Notes 10, 20 and 32 to the consolidated financial statements. (2) See Note 10 to the consolidated financial statements.

5.2.1.3.2     Income tax

For the years ended December 31, 2006 and 2007, the following table shows the income tax for the France Telecom group.

(in millions of euros)	Years ended December 31
INCOME TAX (1)	2007	2006 historical basis
Current taxes	(609)	(591)
Deferred taxes	(721)	(1,589)
GROUP TOTAL	(1,330)	(2,180)
(1) See Note 11 to the consolidated financial statements.

Income tax represented an expense of 1.330 billion euros in 2007, compared to an expense of 2.180 billion euros in 2006, due primarily to the 868 million euros drop in the Group’s deferred tax charge. This drop primarily stemmed from the 756 million euros decrease in the deferred tax charge for the France tax group between 2006 and 2007 (see Note 11 to the consolidated financial statements).

5.2.1.3.3     Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations came to 6.819 billion euros in 2007, up from 1.557 billion euros in 2006. This 5.262 billion euros increase between the two periods was the result of the increase in operating income (3.811 billion euros), the reduction in income tax expense (850 million euros) and the improvement in finance costs, net (601 million euros).

5.2.1.3.4     Consolidated net income after tax of discontinued operations

No consolidated net income after tax from discontinued operations was booked in 2007. In 2006, consolidated net income after tax from discontinued operations of 3.211 billion euros included the recognition of the sale of all of the stakes in PagesJaunes Groupe, which represented 2.983 billion euros, and the net income from PagesJaunes Groupe before it was sold, representing 228 million euros (see Note 4 to the consolidated financial statements).

5.2.1.3.5     Consolidated net income after tax

The France Telecom group consolidated net income after tax totaled 6.819 billion euros in 2007, up 2.051 billion euros compared with the 4.768 billion euros recorded in 2006. The increase in consolidated net income after tax of continuing operations between the two years (5.262 billion euros) accounted for this growth, which was partially offset by the absence of consolidated net income after tax of discontinued operations in 2007 (compared to 3.211 billion euros, after income from the disposal of a 54% stake in PagesJaunes Groupe was recognized in 2006).

Minority interests represented 519 million euros in 2007, compared with 629 million euros in 2006.

After factoring in minority interests, net income attributable to France Telecom S.A. equity holders rose from 4.139 billion euros in 2006 to 6.300 billion euros in 2007, up 2.161 billion euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM 100

5.2.1.4

Group Capital Expenditures

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

5.2.1.4.1     Capital expenditures

For the years ended December 31, 2006 and 2007, the following table presents the main indicators relative to capital expenditures for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
CAPEX (2)	6,979	6,721	6,732	3.8%	3.7%
CAPEX / Revenues	13.2%	13.0%	13.0%
Telecommunication licenses (3)	85	283	283	(70.0)%	(70.0)%
Financial investments (4)	1,117	-	255	-	ns

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   See Section 5.11 “Non-GAAP financial measures”, Section 5.12 “Financial glossary” and Note 3 to the consolidated financial statements.

(3)   See Note 3 to the consolidated financial statements.

(4)   See Section 5.12 “Financial glossary”.

5.2.1.4.1.1

Capital expenditures on tangible and intangible assets excluding telecommunication licenses

On a comparable basis, the 3.8% increase in capital expenditures on tangible and intangible assets excluding licenses (see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) between 2006 and 2007, can be explained by the increase in investment expense in growing markets, which increased by 285 million euros between 2006 and 2007.

For the years ended December 31, 2006 and 2007, the following table sets out capital expenditures on tangible and intangible assets excluding telecommunication licenses for the France Telecom group, broken down by business segment.

(in millions of euros)	Years ended December 31
CAPEX	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	3,493	3,413	3,581	2.4%	(2.5)%
Home Communication Services (HCS)	3,080	2,879	2,721	7.0%	13.2%
Enterprise Communication Services (ECS)	406	429	430	(5.3)%	(5.5)%
GROUP TOTAL	6,979	6,721	6,732	3.8%	3.7%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.
In 2007, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues were 13.2% (compared to 13.0% in 2006, on a historical basis as well as on a comparable basis), in line with the objective announced to maintain this ratio in 2007 at the level for 2006.

On a historical basis, the 3.7% increase in capital expenditures on tangible and intangible assets excluding licenses between 2006 and 2007, representing 247 million euros, included the negative impact of foreign exchange rate fluctuations, amounting to 17 million euros, partially offset by the favorable impact of changes in the scope of consolidation and other changes, amounting to 6 million euros between the two years.

On a comparable basis, the increase in capital expenditures on tangible and intangible assets excluding licenses reached 3.8% between 2006 and 2007, representing an increase of 258 million euros. This increase is due primarily to:

▪

the increase in investments in the mobile subsidiaries of PCS Rest of the world, primarily in mobile networks (up 160 million euros), in line with the strong growth of these subsidiaries;

▪

the 140 million euros increase in the Group’s IT investments, concerning the customer and billing area for the most part; and

▪

the 64 million euros increase in HCS France’s investments in the fixed-line networks (equipment pertaining to transmission in order to handle the increase in speeds and also to develop the ADSL digital television offer).

On the other hand, investments in the mobile networks were down 180 million euros in France, the United Kingdom and Spain, since the networks in these countries have been completed.

Back to Contents

2007 form 20-F / FRANCE TELECOM 101

5.2.1.4.1.2

Telecommunication licenses

For the years ended December 31, 2006 and 2007, the following table sets out capital expenditures related to telecommunication licenses for the France Telecom group.

(in millions of euros)	Years ended December 31
TELECOMMUNICATION LICENSES	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Orange Niger (2)	48	-	-	-	-
Orange Guinea (2)	20	-	-	-	-
Orange Central African (2)	9	-	-	-	-
Orange Bissau (2)	5	-	-	-	-
Orange France (3)	-	281	281	-	-
Other	3	2	2	50.0%	50.0%
GROUP TOTAL	85	283	283	(70.0)%	(70.0)%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   See Section 5.1.4 “Main events that took place in 2007”.

(3)   Updated amount of the fixed portion of the renewal of the Orange France GSM license for 15 years.

5.2.1.4.1.3

Financial investments

Financial investments (see Section 5.12 “Financial glossary” and Note 4 to the consolidated financial statements) are described in Section 5.4.1 “Liquidity and cash flows”.

5.2.1.4.2     Investment commitments

Investment commitments are described in Note 32 to the consolidated financial statements.

5.2.1.4.3     Investment projects

FTTH

After completing the pilot phase, France Telecom undertook the pre-deployment phase in 2007 for its Very High Speed network in France. The decision for the wide-scale deployment of Very High Speed services from 2009 onwards is expected to be taken in 2008, in light of regulatory and market conditions, with the Group’s strategy in terms of optical fiber being to invest where customer use justifies it.

The FTTH (Fiber To The Home) pilot phase conducted in 2006 confirmed France Telecom’s technological choices. This phase has in particular enabled the Group to better pinpoint the practical conditions for optimum deployment of optical fiber, putting its technological choices to the test and identifying the needs of its customers.

The pre-deployment phase will run from 2007 to 2008 and aims to connect between 150,000 and 200,000 customers up to fiber out of a total base of over one million connectable customers by the end of 2008. Investments over 2007 - 2008 are expected to represent some 270 million euros, which is in line with the “NExT” plan (New Experience in Telecommunications).

The Consumer deployment phase of this project is planned to start in 2009. Indeed, the development of a mass Very High Speed market means that the equipment segment as well as operators and service and content providers are going to have to adapt. The Group believes that it will take at least two years for this change to take place, enabling Very High Speed to become a mass consumer market. In a regulatory environment that is well on the way to being clarified, Orange will be able to develop a range of Very High Speed services for its customers, creating value for the Group.

HSDPA

HSDPA (High Speed Downlink Packet Access), often called 3G+, is a UMTS development (also called 3G), that allows downlink speeds to be increased. Deployment was launched in France in September 2006, and at the end of 2007 covered 66% of the population, corresponding to UMTS coverage. HSDPA technology improves customer usage in terms of speed and reduces the cost / Mbit in high-demand areas. Deployment is also underway in Slovakia, Belgium, Spain, Poland and the United Kingdom.

IMS

After the deployment in France beginning in 2004 of the NGN infrastructure (Next Generation Network, infrastructure operating on a separation of transport and network and services control functions) to support the “Voice over IP” offering, France Telecom now intends to deploy a network and services control architecture based on IMS (IP Multimedia Subsystem). This IMS architecture, which takes advantage of major efforts in standardization, allows for the progressive convergence of fixed-line and mobile networks and will allow for services to be deployed faster. Implementing an IMS-equipped NGN will start in the second half of 2008 in Spain.

IMS deployment will require new investments. Sharing a common IMS core between the fixed-line and mobile networks, for all residential customer and business services, should allow for savings in costs and investments for service development.

These various investment projects are in line with the Group’s overall strategy, and are also compatible with the objective of a ratio of capital expenditures in tangible and intangible assets excluding licenses (see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) to revenues of about 13%.

Back to Contents

2007 form 20-F / FRANCE TELECOM 102

5.2.2     Analysis by Business Segment

This section presents a comparison of 2006 and 2007 for the France Telecom group with an analysis by business segment and sub-segment of the principal operating data (financial data and workforce) and operating indicators.

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Presentation of the business segments

The organization for France Telecom’s operational management is now built around i) business lines (personal, home, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as the first level of segment reporting:

▪

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

▪

the “Home Communication Services” (referred to hereinafter as “HCS”) segment covers the fixed-line telecommunications services activities (fixed-line telephony, Internet services, and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

▪

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

The use of shared resources is taken into account in business segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the business segments. The supply of shared resources is included in inter-business segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s GOM (for information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”). The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the business segment results disclosed from one year to another.

Business segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the business segment concerned.

Disposal of PagesJaunes Groupe

Following the France Telecom group’s disposal of PagesJaunes Groupe announced on July 26, 2006 and finalized on October 11, 2006, PagesJaunes Groupe has been presented as a discontinued operation as required by IFRS 5 for 2006. Consequently, the main impacts of the disposal of PagesJaunes Groupe, a condensed income statement and net cash flows relating to PagesJaunes Groupe are described in Note 4 to the consolidated financial statements.

For the years ended December 31, 2006 and 2007, the following tables presents the principal operating indicators, detailing by business segment for the France Telecom group i) at December 31, 2007, ii) at December 31,2006 (data on a comparable basis) and, iii) at December 31,2006 (data on a historical basis).

Back to Contents

2007 form 20-F / FRANCE TELECOM 103

Operating data by business segment for the year ended December 31, 2007

(in millions of euros)	Years ended December 31, 2007
	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	29,119	22,671	7,721	(6,552)	52,959
external	28,144	17,548	7,267	-	52,959
inter-segment	975	5,123	454	(6,552)	-
External purchases	(16,296)	(8,497)	(4,912)	6,549	(23,156)
Other operating incomes	258	1,023	97	(938)	440
Other operating expenses	(1,640)	(1,480)	(178)	938	(2,360)
Labour expenses:
Wages and employee benefit expenses	(1,464)	(5,918)	(1,385)	-	(8,767)
GOM	9,977	7,799	1,343	(3)	19,116
Employee profit-sharing	(65)	(268)	(26)	-	(359)
Share-based compensation	(18)	(232)	(29)	-	(279)
Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
Impairment of goodwill	-	(26)	-	-	(26)
Impairment of non-current assets	(8)	(6)	(93)	-	(107)
Gains (losses) on disposal of assets	-	-	-	769	769
Restructuring costs	(27)	(153)	(28)	-	(208)
Share of profits (losses) of associates	4	-	-	-	4
Operating income					10,799
allocated by business segment	5,407	3,876	747	-	10,030
not allocable	-	-	-	769	769
CAPEX	3,493	3,080	406	-	6,979
Telecommunication licenses	85	-	-	-	85
Average number of employees	35,427	129,168	19,204	-	183,799

Back to Contents

2007 form 20-F / FRANCE TELECOM 104

Operating data by business segment for the year ended December 31, 2006 (data on a comparable basis) (1)

(in millions of euros)	Years ended December 31, 2006 (comparable basis (1))
	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	27,538	22,725	7,689	(6,411)	51,541
external	26,553	17,733	7,255	-	51,541
inter-segment	985	4,992	434	(6,411)	-
External purchases	(15,470)	(8,673)	(4,945)	6,408	(22,680)
Other operating incomes	295	1,070	129	(1,000)	494
Other operating expenses	(1,508)	(1,515)	(179)	1,000	(2,202)
Labour expenses:
Wages and employee benefit expenses	(1,421)	(5,966)	(1,280)	-	(8,667)
GOM	9,434	7,641	1,414	(3)	18,486
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(4,082)	(3,351)	(397)	3	(7,827)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	3,413	2,879	429	-	6,721
Telecommunication licenses	283	-	-	-	283
Average number of employees	35,608	137,004	18,731	-	191,343
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 105

Operating data by business segment for the year ended December 31, 2006 (data on a historical basis)

(in millions of euros)	Years ended December 31, 2006 (historical basis (1))
	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	27,745	22,487	7,652	(6,182)	51,702
external	26,770	17,701	7,231	-	51,702
inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating incomes	155	529	122	(333)	473
Other operating expenses	(1,034)	(1,384)	(150)	333	(2,235)
Labour expenses:
Wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
GOM	9,686	7,265	1,590	(2)	18,539
Employee profit-sharing	(71)	(252)	(23)	-	(346)
Share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
allocated by business segment	2,795	2,961	1,135	-	6,891
not allocable	-	-	-	97	97
CAPEX	3,581	2,721	430	-	6,732
Telecommunication licenses	283	-	-	-	283
Average number of employees	37,214	134,447	17,367	-	189,028

5.2.2.1

Personal Communication Services (PCS)

The PCS segment covers mobile telecommunications services in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, ii) the PCS United Kingdom sub-segment, iii) the PCS Spain sub-segment, with the FT España mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the world sub-segment, covering international subsidiaries outside of France, the United Kingdom, Spain and Poland, i.e., primarily Belgium, Moldavia, Romania, Slovakia and Switzerland, as well as outside Europe, in Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Guinea, Guinea-Bissau, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal, Central African Republic and the Dominican Republic.

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands (see Section 5.1.4 “Main events that took place in 2007” and Note 4 to the consolidated financial statements).

5.2.2.1.1     From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Personal Communication Services (PCS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 106

For the years ended December 31, 2006 and 2007, the following table sets forth the principal operating data for the PCS segment and the PCS sub-segments.

(in millions of euros)	Years ended December 31
PERSONAL COMMUNICATION SERVICES (PCS)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
PCS
Revenues	29,119	27,538	27,745	5.7%	5.0%
GOM	9,977	9,434	9,686	5.8%	3.0%
GOM / Revenues	34.3%	34.3%	34.9%
CAPEX	3,493	3,413	3,581	2.4%	(2.5)%
CAPEX / Revenues	12.0%	12.4%	12.9%
Telecommunication licenses	85	283	283	(70.1)%	(70.1)%
Average number of employees	35,427	35,608	37,214	(0.5)%	(4.8)%
PCS France
Revenues	9,998	9,885	9,882	1.1%	1.2%
GOM	3,861	3,742	3,831	3.2%	0.8%
GOM / Revenues	38.6%	37.9%	38.8%
CAPEX	805	900	1,011	(10.6)%	(20.4)%
CAPEX / Revenues	8.0%	9.1%	10.2%
Telecommunication licenses	-	281	281	-	-
Average number of employees	5,372	5,689	7,006	(5.6)%	(23.3)%
PCS United Kingdom
Revenues	6,217	5,863	5,874	6.0%	5.8%
GOM	1,408	1,378	1,374	2.2%	2.4%
GOM / Revenues	22.6%	23.5%	23.4%
CAPEX	501	476	481	5.3%	4.0%
CAPEX / Revenues	8.1%	8.1%	8.2%
Telecommunication licenses	-	-	-	-	-
Average number of employees	11,035	11,542	11,583	(4.4)%	(4.7)%
PCS Spain
Revenues	3,404	3,315	3,353	2.7%	1.5%
GOM	805	846	932	(4.9)%	(13.6)%
GOM / Revenues	23.6%	25.5%	27.8%
CAPEX	464	554	554	(16.1)%	(16.1)%
CAPEX / Revenues	13.6%	16.7%	16.5%
Telecommunication licenses	-	-	-	-	-
Average number of employees	1,888	2,080	2,080	(9.2)%	(9.2)%
PCS Poland
Revenues	2,133	1,992	1,934	7.1%	10.3%
GOM	834	712	691	17.1%	20.6%
GOM / Revenues	39.1%	35.7%	35.7%
CAPEX	335	289	281	15.6%	19.0%
CAPEX / Revenues	15.7%	14.5%	14.5%
Telecommunication licenses	-	-	-	-	-
Average number of employees	3,206	3,161	3,161	1.4%	1.4%
PCS Rest of the world
Revenues	7,550	6,701	6,920	12.7%	9.1%
GOM	3,071	2,756	2,857	11.4%	7.5%
GOM / Revenues	40.7%	41.1%	41.3%
CAPEX	1,389	1,194	1,254	16.3%	10.7%
CAPEX / Revenues	18.4%	17.8%	18.1%
Telecommunication licenses	85	2	2	na	na
Average number of employees	13,926	13,137	13,384	6.0%	4.0%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 107

5.2.2.1.1.1

Revenues - PCS

Revenues - PCS France

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS France sub-segment.

PCS FRANCE	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	9,998	9,885	9,882	1.1%	1.2%
Total number of customers (3)	24,226	23,270	23,268	4.1%	4.1%
o/w Number of contract customers (3)	15,699	14,716	14,714	6.7%	6.7%
o/w Number of prepaid customers (3)	8,527	8,554	8,554	(0.3)%	(0.3)%
o/w Number of broadband customers (3)	7,407	3,595	3,595	106.0%	106.0%
ARPU (4) (in euros)	398	410	410	(2.9)%	(2.9)%
AUPU (4) (in minutes)	198	189	189	4.6%	4.6%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

On a historical basis as well as on a comparable basis, PCS France revenues have shown growth (up 1.1% on a comparable basis and 1.2% on a historical basis) between 2006 and 2007, linked to the 0.9% growth in the network revenues (see Section 5.12 “Financial glossary”). The development of revenues generated with MVNOs (mobile virtual network operators) also contributed significantly to this growth.

Excluding the impact of the reduction in call termination rates and the reductions in the roaming rates, revenues were up 4.9% in 2007 compared to 2006. This growth is due to:

▪

primarily the significant jump in the number of customers, which rose 4.1% to nearly 24.2 million at December 31, 2007, and the increase in the proportion of contract customers in the total customer base, coming in at 64.8% at December 31, 2007, compared to 63.2% one year before; and

▪

the 14% increase in revenues generated by “non-voice” services (see Section 5.12 “Financial glossary”). In 2007, “non-voice” services revenues accounted for 17.3% of network revenues, compared with 15.3% in 2006.

The average use per customer (AUPU) (see Section 5.12 “Financial Glossary”) was up 4.6% at December 31, 2007.

The average revenue per customer (ARPU) (see Section 5.12 “Financial Glossary”) was down 2.9% at December 31, 2007, primarily due, on one hand, to the unfavorable impact of the decrease in “voice” and Short Messaging Service (SMS) call termination rates and on the other hand, to the drop in roaming rates. Excluding this impact, ARPU grew 0.9%.

Back to Contents

2007 form 20-F / FRANCE TELECOM 108

Revenues - PCS United Kingdom

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS United Kingdom sub-segment.

PCS UNITED KINGDOM	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	6,217	5,863	5,874	6.0%	5.8%
Total number of customers (3)	15,642	15,333	15,333	2.0%	2.0%
o/w Number of contract customers (3)	5,610	4,968	4,968	12.9%	12.9%
o/w Number of prepaid customers (3)	10,032	10,365	10,365	(3.2)%	(3.2)%
o/w Number of broadband customers (3)	1,798	931	931	93.1%	93.1%
ARPU (4) (in pounds sterling)	265	257	257	3.1%	3.1%
AUPU (4) (in minutes)	160	147	147	8.8%	8.8%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

On a historical basis, revenues for the PCS UK were up 5.8% compared to 2006, amounting to 6.217 billion euros in 2007. This change was primarily the result of intrinsic growth in the PCS United Kingdom segment.

On a comparable basis, the PCS UK recorded revenues growth of 6.0% between the two years. Revenues excluding equipment revenues (see Section 5.12 “Financial glossary”) are up 6.5%, due to:

▪

the 2.0% increase in the total number of customers between December 31, 2006 and December 31, 2007 (representing around 0.31 million additional customers between the two periods), with 15.64 million customers at December 31, 2007, versus 15.33 million one year earlier. This growth was driven by the 12.9% increase in the number of contract customers (0.64 million additional customers between December 31, 2006 and December 31, 2007), in which the share in the total number of customers increased, coming in at 35.9% at December 31, 2007 compared to 32.4% at December 31, 2006;

▪

the strong growth in revenues from “non-voice” services, generated by greater use of Multimedia Messaging Service (MMS) and data services. In 2007, “non-voice” services revenues accounted for 21.7% of network revenues, compared with 20.2% in 2006; and

▪

“voice” traffic growth, with the AUPU up 8.8% at December 31, 2007 compared with December 31, 2006.

Revenues - PCS Spain

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS Spain sub-segment.

PCS SPAIN	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	3,404	3,315	3,353	2.7%	1.5%
Total number of customers (3)	11,091	10,614	11,114	4.5%	(0.2)%
o/w Number of contract customers (3)	5,956	5,420	5,420	9.9%	9.9%
o/w Number of prepaid customers (3)	5,135	5,195	5,695	(1.2)%	(9.8)%
o/w Number of broadband customers (3)	1,605	422	422	na	na
ARPU (4) (in euros)	303	308	301	(1.6)%	0.7%
AUPU (4) (in minutes)	145	132	128	9.8%	13.3%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 109

On a comparable basis, the 2.7% revenues growth for PCS Spain sub-segment between 2006 and 2007 primarily resulted from the 4.5% increase on a comparable basis (excluding the impact of the 500,000 inactive customers removed from the prepaid offering in 2007) in the total number of customers which reached over 11 million at December 31, 2007, despite the impact of the end of the agreement with Euskaltel. The strategy carried out by PCS Spain is centered on customers with high added value, and has resulted in sharp growth of 9.9% in the number of contract customers while the number of prepaid customers was down slightly on a comparable basis between December 31, 2006 and December 31, 2007.

At the same time, the number of broadband customers was multiplied by four compared to December 31, 2006, coming in at 1.605 million customers on December 31, 2007.

The lower level of revenues growth compared with that in the number of contract customers over 2007 was due to the downturn in ARPU, due to rate reductions and the negative impact of the reduction in call termination rates and the drop in roaming rates, which were partially offset by the increase in AUPU. The latter was up 13.3% at December 31, 2007, favored by the value strategy carried out by PCS Spain and by the reduction in the average price for outgoing calls.

Revenues - PCS Poland

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS Poland sub-segment.

PCS POLAND	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	2,133	1,992	1,934	7.1%	10.3%
Total number of customers (3)	14,158	12,521	12,521	13.1%	13.1%
o/w Number of contract customers (3)	5,556	4,803	4,803	15.7%	15.7%
o/w Number of prepaid customers (3)	8,603	7,719	7,719	11.5%	11.5%
o/w Number of broadband customers (3)	223	81	81	175.3%	175.3%
ARPU (4) (in polish zlotys)	592	657	657	(9.9)%	(9.9)%
AUPU (4) (in minutes)	101	95	95	6.3%	6.3%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

On a historical basis, the PCS Poland sub-segment’s revenues were up 10.3% between 2006 and 2007 and reached 2.133 billion euros in 2007. This growth notably reflected the favorable impact of foreign exchange rate fluctuations (58 million euros).

On a comparable basis, the 7.1% sustained on revenues growth was generated by the 13.1% sharp increase in the number of PTK Centertel customers compared to December 31, 2006 (with nearly 14.2 million customers at December 31, 2007) and by the 6.3% increase in the AUPU, driven by the new abundance offers. Conversely, the 9.9% reduction in ARPU between December 31, 2006 and December 31, 2007 primarily reflected the reduction in the rate for outgoing call prices, linked to the new abundance offers.

PTK Centertel, adopting the Orange brand in September 2005, has strengthened its competitive position, with over 1.6 million additional customers at December 31, 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 110

Revenues - PCS Rest of the world

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS Rest of the world sub-segment.

PCS REST OF THE WORLD	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Belgium
Revenues (2)	1,494	1,549	1,549	(3.6)%	(3.6)%
Total number of customers (3)	3,284	3,139	3,139	4.6%	4.6%
ARPU (4) (in euros)	414	-	464	-	(10.8)%
Romania
Revenues (2)	1,234	992	1,082	24.3%	14.0%
Total number of customers (3)	9,813	8,043	8,043	22.0%	22.0%
ARPU (4) (in euros)	130	-	138	-	(5.8)%
Switzerland
Revenues (2)	816	833	867	(2.0)%	(5.9)%
Total number of customers (3)	1,510	1,395	1,395	8.2%	8.2%
ARPU (4) (in euros)	504	-	606	-	(16.8)%
Egypt
Revenues (2)	757	587	630	28.9%	20.2%
Total number of customers (at 71,25%) (3)	10,771	6,603	6,603	63.1%	63.1%
ARPU (4) (in euros)	84	-	112	-	(25.0)%
Slovakia
Revenues (2)	744	708	643	5.0%	15.6%
Total number of customers (3)	2,864	2,691	2,691	6.4%	6.4%
ARPU (4) (in euros)	252	-	234	-	7.7%
Other subsidiaries (5)
Revenues (6)	2,506	2,032	2,148	23.3%	16.7%
Total number of customers (3)	16,303	11,479	13,526	42.0%	20.5%
TOTAL
Revenues (2) (7)	7,550	6,701	6,920	12.7%	9.1%
Total number of customers (3) (7)	44,545	33,350	35,397	33.6%	25.8%
o/w Number of broadband customers (3)	1,939	742	742	161.3%	161.3%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

(5)   Other subsidiaries include subsidiaries in Botswana, Cameroon, Ivory Coast, Guinea, Equatorial Guinea, Guinea-Bissau, Mauritius, Jordan, Madagascar, Mali, Moldavia, the Dominican Republic, Central African Republic and Senegal.

(6)   In millions of euros. Includes the revenues from other subsidiaries and eliminations.

(7)   Selling of Orange’s mobile operations in the Netherlands on October 1, 2007.

On a historical basis, the 9.1% growth in PCS Rest of world revenues between 2006 and 2007 in particular included the negative impact, i) of foreign exchange rate fluctuations, primarily linked to the US dollar, and ii) changes in the scope of consolidation concerning the selling of Orange’s mobile operation in the Netherlands on October 1, 2007, partially offset by the positive impact of the full consolidation of Mobilecom in Jordan on July 5, 2006.

On a comparable basis, the 12.7% increase in revenues between the two years was primarily due to the overall increase in the number of customers, combined with strong business growth in emerging countries, particularly in Romania, Egypt, Senegal, Mali and the Dominican Republic. This change was partially offset by the negative impact of the reduction in call termination rates and the reduction in roaming rates on revenues growth and the ARPU in Europe, notably in the Belgium and Switzerland.

5.2.2.1.1.2

Gross operating margin - PCS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, PCS GOM showed 3.0% growth in 2007 compared to 2006 and came in at 9.977 billion euros. This increase primarily included the impact of changes in the scope of consolidation and other changes, in relation to, i) internal reorganization between business segments without any impact on the Group level, and ii) the selling of Orange’s mobile operation in the Netherlands on October 1, 2007, and iii) the full consolidation of Mobilecom in Jordan on July 5, 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 111

On a comparable basis, PCS GOM was up 5.8% between the two years. This 544 million euros increase can be explained primarily:

▪

by the 11.4% growth in PCS Rest of the world GOM in 2007 compared to 2006, representing 314 million euros. This increase was primarily linked to growth in revenues, primarily in the emerging countries, which partially offset the increase in operating expenses included in the GOM, driven by, i) the increase in service fees and inter-operator costs due to increased traffic, ii) by the increase in commercial expenses, caused by overall growth in the number of customers, and iii) by the launching of operations in Guinea-Bissau, Guinea and the Central African Republic;

▪

y the 17.1% growth in PCS Poland GOM between 2006 and 2007, representing an improvement of 122 million euros. This increase was primarily generated by the growth in revenues, partially offset by the 1.5% increase in operating expenses included in the GOM linked primarily to the increase in commercial expenses in order to support growth;

▪

by the 3.2% increase in PCS France GOM when comparing the two years. This 119 million euros increase primarily reflected the growth in revenues, and to a lesser extent the 0.1% drop in operating expenses included in the GOM. This slight decrease reflected the effective control over management costs on the one hand, and the favorable impact of call termination rate cuts on domestic terminations on the other hand, offsetting the increase in commercial expenses within a highly competitive environment, and the rising costs related to the development of the broadband network. The increase in commercial expenses reflected the efforts made to retain customers in a fiercely competitive context, efforts that paid off with a 4.1% increase in the total number of customers between December 31, 2006 and December, 31, 2007. At the same time, the number of wireless broadband customers rose sharply, reaching more than 7.4 million customers at December 31, 2007; and

▪

by the 2.2% increase in PCS United Kingdom GOM between the two years, representing an increase of 30 million euros. This increase was primarily generated by the growth in revenues, partially offset by the increase in operating expenses included in the GOM due in particular to the increase in service fees and inter-operator costs, linked to the abundance offers, generating an increase in inter-operator traffic and growth in the use of Short Messaging Service (SMS).

These increases were partially offset by the 4.9% drop (41 million euros) in PCS Spain GOM, stemming in particular from, i) the negative impact of the reduction in call termination rates and the reduction in roaming rates on revenues growth, and ii) the increase in service fees and inter-operator costs linked to the increase in traffic.

5.2.2.1.1.3

Capital expenditures on tangible and intangible assets excluding licenses - PCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, PCS capital expenditures on tangible and intangible assets excluding licenses have recorded a 2.5% drop coming in at 3.493 billion euros in 2007, compared to 3.581 billion euros in 2006. This decrease primarily included the impact of changes in the scope of consolidation and other changes, in relation to, i) internal reorganization between business segments without any impact on the Group level, ii) the selling of Orange’s mobile operation in the Netherlands on October 1, 2007, and iii) the full consolidation of Mobilecom in Jordan on July 5, 2006.

On a comparable basis, the 2.4% increase in capital expenditures on tangible and intangible assets excluding licenses, representing an increase of 80 million euros, can be explained primarily:

▪

by the 16.3% growth (195 million euros increase) in investment expenses for PCS Rest of the world, which can be explained primarily by the increase in investment expense pertaining to, i) the extension of the network coverage and the development in the network linked to the growth in the number of customers in high-growth countries of PCS Rest of the world, and ii) to a lesser extent, the customer service platforms;

▪

by the 15.6% increase, representing 45 million euros, in capital expenditures on tangible and intangible assets excluding licenses for PCS Poland, stemming for a large part from the increase in investment expense concerning broadband access and network capacities; and

▪

by the 5.3% increase in capital expenditures on tangible and intangible assets excluding licenses for PCS United Kingdom. This 25 million euros increase is due in particular to the increase in investment expenses pertaining to IT equipment, partially offset by the drop in expenses pertaining to the networks due to a review of the investment expense program.

These increases were partially offset:

▪

by a 10.6% drop, (95 million euros) in capital expenditures on tangible and intangible assets excluding licenses for PCS France, primarily linked to the discounts obtained from equipment manufacturers on the renewal of network equipment started in July 2007 and the end of 2G capacity investments in areas covered by 3G; and

▪

by the 16.1% drop (89 million euros) in investment expenses for PCS Spain stemming in particular from the drop in investments pertaining to access networks, due to the network sharing agreement with Vodafone.

Back to Contents

2007 form 20-F / FRANCE TELECOM 112

5.2.2.1.1.4

Telecommunication licenses - PCS

In 2007, telecommunication licenses represented an expense of 85 million euros and primarily concerned the acquisition of licenses in Guinea, Central African Republic, Guinea-Bissau and Niger. In 2006, telecommunication licenses, representing 283 million euros on a historical basis as well as on a comparable basis, corresponded almost exclusively to the fixed portion of the renewal for 15 years of Orange’s GSM license in France (see Section 5.2.1.4.1.2 “Telecommunication licenses”).

5.2.2.1.2     From gross operating margin to operating income for Personal Communication Services (PCS)

For the years ended December 31, 2006 and 2007, the following table shows the transition from GOM to operating income, detailing operating expenses included between GOM and operating income for the PCS segment.

(in millions of euros)	Years ended December 31
PERSONAL COMMUNICATION SERVICES (PCS)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	9,977	9,434	9,686	5.8%	3.0%
Employee profit-sharing	(65)	-	(71)	-	(8.2)%
Share-based compensation	(18)	-	(13)	-	36.6%
Depreciation and amortization	(4,456)	(4,082)	(4,183)	9.1%	6.5%
Impairment of goodwill	-	-	(2,525)	-	-
Impairment of non-current assets	(8)	-	(31)	-	(75.6)%
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	(27)	-	(68)	-	(59.7)%
Share of profits (losses) of associates	4	-	-	-	-
OPERATING INCOME	5,407	-	2,795	-	93.5%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Depreciation and amortization - PCS

The depreciation and amortization is described, for the Group, in Section 5.2.1.2 “From Group gross operating margin to operating income”.

Impairment of goodwill - PCS

The impairment of goodwill is described, for the Group, in Section 5.2.1.2 “From Group gross operating margin to operating income”.

Operating income - PCS

On a historical basis, operating income for PCS segment totaled 5,407 million euros in 2007, compared with 2,795 million euros in 2006. This increase between the two periods reflected primarily the reduction in impairment of goodwill (with no impairment recorded in 2007) and, to a lesser extent, the increase in the GOM, partially offset by the growth in depreciation and amortization.

5.2.2.2

Home Communication Services (HCS)

The HCS segment covers fixed-line telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the world, as well as distribution activities and support functions provided to other segments within the France Telecom group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, covering the fixed-line and Internet operations of international subsidiaries, excluding France and Poland, i.e. Spain and the United Kingdom, Ivory Coast, Mauritius, Jordan and Senegal.

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands (see Section 5.1.4 “Main events that took place in 2007” and Note 4 to the consolidated financial statements).

5.2.2.2.1     From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Home Communication Services (HCS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 113

For the years ended December 31, 2006 and 2007, the following table sets forth the principal operating data for the HCS segment and the HCS sub-segments.

(in millions of euros)	Years ended December 31
HOME COMMUNICATION SERVICES (HCS)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
HCS
Revenues	22,671	22,725	22,487	(0.2)%	0.8%
GOM	7,799	7,641	7,265	2.1%	7.3%
GOM / Revenues	34.4%	33.6%	32.3%
CAPEX	3,080	2,879	2,721	7.0%	13.2%
CAPEX / Revenues	13.6%	12.7%	12.1%
Average number of employees	129,168	137,004	134,447	(5.7)%	(3.9)%
HCS France
Revenues	17,957	17,709	17,657	1.4%	1.7%
GOM	6,482	5,953	5,650	8.9%	14.7%
GOM / Revenues	36.1%	33.6%	32.0%
CAPEX	2,169	2,046	1,928	6.0%	12.5%
CAPEX / Revenues	12.1%	11.6%	10.9%
Average number of employees	91,776	98,161	96,560	(6.5)%	(5.0)%
HCS Poland
Revenues	2,886	3,139	3,048	(8.1)%	(5.3)%
GOM	1,205	1,473	1,430	(18.2)%	(15.7)%
GOM / Revenues	41.8%	46.9%	46.9%
CAPEX	627	504	489	24.4%	28.2%
CAPEX / Revenues	21.7%	16.1%	16.1%
Average number of employees	28,583	29,748	29,748	(3.9)%	(3.9)%
HCS Rest of the world
Revenues	2,100	2,100	2,005	0.0%	4.7%
GOM	112	216	185	(48.3)%	(39.7)%
GOM / Revenues	5.3%	10.3%	9.2%
CAPEX	284	330	304	(13.9)%	(6.6)%
CAPEX / Revenues	13.5%	15.7%	15.2%
Average number of employees	8,810	9,094	8,138	(3.1)%	8.3%
(1) Unaudited data. See Section 5.5.1 ”Transition from data on a historical basis to data on a comparable basis for 2006“.

Back to Contents

2007 form 20-F / FRANCE TELECOM 114

5.2.2.2.1.1

Revenues - HCS

Revenues - HCS France

For the years ended December 31, 2006 and 2007, the table below shows revenues by product line, as well as the operating indicators for Consumer Services and for Carrier Services, of the HCS France sub-segment.

HCS FRANCE	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	17,957	17,709	17,657	1.4%	1.7%
Consumer Services	9,499	9,572	9,552	(0.8)%	(0.6)%
Carrier Services	6,143	5,906	5,776	4.0%	6.4%
Other HCS in France	2,315	2,231	2,329	3.8%	(0.6)%
Consumer Services
Number of Consumer telephone lines (3) (in millions)	23.0	-	25.5	-	(9.8)%
ARPU of Consumer fixed-line services (4) (in euros)	30.6		28.0		9.3%
“Voice” telephone traffic of Consumer customers (5) (in billions of minutes)	33.5	-	40.5	-	(17.2)%
Number of Consumer customers for ADSL broadband usages (6)	7,296	-	5,916	-	23.3%
Number of subscribers to multi-service offers:
Number of leased Livebox (6)	5,209	-	3,437	-	51.6%
Number of subscribers to “Voice over IP” services (6)	4,102	-	2,081	-	97.1%
Number of subscribers to ADSL TV offers (6)	1,149	-	577	-	99.1%
Carrier Services
Traffic (in billions of minutes):
Domestic interconnection “voice” traffic	53.5	-	56.0	-	(4.5)%
Incoming international traffic	5.1	-	4.4	-	16.1%
Number of wholesale lines rental (6)	716	-	15	-	na
Total number of unbundled telephone lines (6)	5,187	-	3,919	-	32.4%
Number of partially unbundled telephone lines (6)	1,563	-	1,810	-	(13.6)%
Number of fully unbundled telephone lines (6)	3,624	-	2,109	-	71.8%
Number of wholesale sales of ADSL access to third party IAPs (6)	2,232	-	2,079	-	7.4%
o/w Number of wholesale sales of naked ADSL to third party IAPs (6)	942	-	188	-	na

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   At end of period. This figure included: i) the standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers.

(4)   See Section 5.12 “Financial glossary”.

(5)   Outgoing STN telephone traffic from France Telecom customers to all destinations (STN and IP).

(6)   In thousands. At end of period.

On a historical basis, HCS France sub-segment revenues were up 1.7% in 2007 compared with 2006. This change included in particular the impact of internal reorganizations among business segments with no effect at the Group level and the selling of France Telecom Mobile Satellite Communications (FTMSC) in 2006.

On a comparable basis, HCS France revenues grew 1.4% between the two years, coming in at 17.957 billion euros in 2007.

Revenues from Consumer Services

On a comparable basis, the slight drop of 0.8% in Consumer Services revenues, amounting to 9.499 billion euros in 2007, can be explained by the drop in switched telephone network (STN) sector and mature sectors (public telephones, leased terminals) which was partially offset by the fast development in ADSL broadband services. ARPU for Consumer fixed-line services (see Section 5.12 “Financial glossary”) was up substantially, from 28.00 euros at December 31, 2006 to 30.60 euros at December 31, 2007 (calculated on a rolling 12-months basis). This change stemmed from:

▪

the 29.0% increase in revenues on Consumer Online and Internet access services linked to the rapid development of ADSL broadband services. Growth in the number of Consumer customers for ADSL broadband continued at a sustained rate with 7.296 million customers at December 31, 2007, representing 1.380 million new customers. The portion of ADSL customers with leased Livebox gateways changed from 58% at December 31, 2006 to 71% at December 31, 2007. The portion of ADSL customers having subscribed to “Voice over IP” services changed from 35% on December 31, 2006 to 56% at December 31, 2007. Most of the ADSL positioning since the beginning of 2007 concerned the “Subscription” and “Net” plans which included the “Voice over IP” service in the basic offer. The new “Net” offer which includes broadband access, “Voice over IP” and TV is an “all-IP” offer, and the client no longer has any STN access at all. This includes 0.941 million customers at December 31, 2007. The number of ADSL customers that subscribed to the “ADSL TV” offers changed from 0.577 million at December 31, 2006 to 1.149 million at December 31, 2007. Orange’s “ADSL TV” offer was enhanced with a pay package in May 2007, as well as several subscription options to on-demand video theme catalogues. The number of low-speed internet customers continues to drop quickly, with 0.655 million customers at December 31, 2007;

Back to Contents

2007 form 20-F / FRANCE TELECOM 115

▪

the 17.3% reduction in revenues from Consumer Calling services, primarily due to, i) the reduction in the total switched telephone traffic market (measured to the inter-connection), which has accelerated significantly since September 2005, in particular as the result of the development of “Voice over IP” services (17.2% drop in total STN traffic billed to customers of France Telecom), and ii) the impact of reductions in prices for calls to mobiles (to all mobile operators), which occurred on January 3, 2007 for professionals and January 18, 2007 for residential customers;

▪

the 2.1% drop in Consumer Subscription fees revenues, due to the development of full unbundled lines, the wholesale offer of telephone subscriptions since the beginning of the year and the wholesale offer of naked ADSL to third party IAPs (Internet Access Providers) since October 2006 (for which the revenues are included in the “Carrier Services revenues” described hereinafter). In this way, the number of lines billed directly to customers through residential telephone subscription fees or Pros contracts fell by 9.9% between December 31, 2006 and December 31, 2007. These unfavorable impacts were partially offset by the positive impact of the 7% increases in the main subscription amount (1 euro), which went into effect on July 1, 2007 and on July 4, 2006; and

▪

the 12.8% drop in revenues from Other Consumer services between the two years, linked to the 23.1% drop in public telephone traffic and card services, as well as the downturn in the telephone terminal leasing business, with the number of leased terminals (excluding Livebox gateways) down 18.0% in one year. These negative effects were partially offset by the substantial growth in revenues generated through portals and content services (Orange portals online advertising).

Revenues from Carrier Services

On a comparable basis, the 4.0% increase in revenues from Carrier Services, which came in at 6.143 billion euros in 2007, can be explained:

▪

by the 12.4% increase in revenues from Domestic Carrier services, driven primarily by the rapid development of the ADSL broadband market, particularly with the unbundling of telephone lines. At the same time, revenues from the wholesale sale of ADSL access to third-party IAPs (Internet Access Providers) grew 18.1% because of the increase in the number of ADSL accesses sold wholesale to third-party Internet access providers. The wholesale offer of telephone subscriptions grew substantially during 2007 with 0.150 million accesses at December 31, 2006 and 0.716 million accesses at December 31, 2007. Domestic interconnection revenues fell by 3.9% due to the drop in the domestic interconnection “voice” traffic and the continued drop in the “low-speed Internet” interconnection traffic. Lastly, revenues from data services to operators (leased lines and Turbo DSL services) were up slightly (2.6%), despite drops in rates, due to growth in installed capacity;

▪

partially offset by the 3.6% drop in revenues from Other Carrier services corresponding to a great extent to the decrease in revenues from services provided to other France Telecom group business segments (lower telephone traffic volume and lower prices linked in particular to call terminations to mobiles).

Revenues from Other Home Communication Services in France

On a comparable basis, the 3.8% growth in revenues from Other Home Communication Services in France, amounting to 2.315 billion euros in 2007, stemmed primarily from the 5.7% increase in income generated by the services provided to other business segments (distribution of products and services, sales administration, customer service, interconnection, maintenance and billing), which accounted for 83% of revenues from Other Home Communication Services in France. In addition, external revenues recorded a 5.0% drop concerning information services in particular.

Back to Contents

2007 form 20-F / FRANCE TELECOM 116

Revenues - HCS Poland

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the HCS Poland sub-segment.

HCS POLAND	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	2,886	3,139	3,048	(8.1)%	(5.3)%
Consumer and Business customers
Number of fixed-line telephony customers (3)	8,950	10,128	10,128	(11.6)%	(11.6)%
Number of broadband Internet customers (3) (4)	2,022	1,712	1,712	18.1%	18.1%
Number of subscribers to multi-service offers:
Number of leased Livebox (3)	346	148	148	133.8%	133.8%
Number of subscribers to “Voice over IP” services (3)	132	14	14	na	na
Number of subscribers to ADSL TV offers (3)	40	3	3	na	na
Wholesale Services
Number of wholesale lines rental (3)	592	-	-	-	-
Number of Bitstream access (3)	132	-	-	-	-

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   ADSL and SDI technology (rapid Internet access technology).

On a historical basis, revenues of HCS Poland, amounting to 2.886 billion euros in 2007 recorded a drop of 5.3% compared to 2006. This decrease included the positive impact of foreign exchange rate fluctuations.

On a comparable basis, revenues of HCS Poland recorded a drop of 8.1% due primarily:

▪

to the drop in “voice” revenues. The drop in revenues from communication services reflected in particular from the growing effect of the fixed-line-to-mobile substitution, the reduction in the telephone traffic and the fierce competitive environment. Continued migration of customers from traditional initial offers over to the New Tariff Plans (launched in 2004, with a higher subscription rate) was helping to curb the slowdown in telephone traffic, while increasing subscription fees revenues, which rose from 57% of “voice” revenues in 2006 to 61% in 2007;

▪

partially offset by the increase in revenues from growing services such as broadband internet access and managed network businesses. On a comparable basis, broadband Internet access revenues rose 5% in 2007 compared to 2006, driven by the 18% increase in the number of broadband Internet customers (0.310 million new customers over the year). The broadband offers were enhanced with the launch of the Livebox in 2006 (346,000 customers at December 31, 2007). This favorable change has enabled TP S.A. to maintain a leading position in the Polish broadband market, and to more than offset the drop in low-speed Internet revenues, which accounted for 5% of total revenues from Internet access services. Data transmission services (including low and high-speed Internet, data transmission and leased lines), up 3.7% in 2007, represented 21% of total HCS Poland sub-segment revenues, compared with 19% in 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 117

Revenues - HCS Rest of the world

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the HCS Rest of the world sub-segment.

HCS REST OF THE WORLD	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Spain (2)
Revenues (3)	604	629	558	(4.0)%	8.2%
Number of broadband Internet customers (ADSL) (4)	1,177	918	640	28.2%	83.9%
United Kingdom
Revenues (3)	403	425	426	(5.1)%	(5.4)%
Number of broadband Internet customers (ADSL) (4)	1,138	1,063	1,063	7.1%	7.1%
Senegal
Revenues (3)	390	378	378	3.1%	3.1%
Number of fixed-line telephony customers (4)	269	283	283	(4.9)%	(4.9)%
Jordan (5)
Revenues (3)	258	261	203	(0.9)%	27.5%
Number of fixed-line telephony customers (4)	559	614	614	(9.0)%	(9.0)%
Ivory Coast
Revenues (3)	182	169	169	8.1%	8.1%
Number of fixed-line telephony customers (4)	250	271	271	(7.7)%	(7.7)%
Other subsidiaries (6)
Revenues (7)	262	238	271	10.0%	(3.5)%
TOTAL
Revenues (3)	2,100	2,100	2,005	0.0%	4.7%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   Acquisition of T-Online Telecommunications Spain (now FT España ISP), operating under the Ya.com brand, on July 31, 2007.

(3)   In millions of euros.

(4)   In thousands. At end of period.

(5)   Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, previously proportionately consolidated at 40.0%.

(6)   Other subsidiaries include in particular subsidiaries in Mauritius.

(7)   In millions of euros. Includes the revenues from other subsidiaries and eliminations.

On a historical basis, the 4.7% growth in HCS Rest of the world revenues in 2007, at 2.100 billion euros, was in particular due to the favorable impact of the changes in the scope of consolidation concerning in particular, i) the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, and ii) the acquisition of Ya.com in Spain on July 31, 2007, partially offset by the negative impact of foreign exchange rate fluctuations and the selling of Orange’s mobile operation in the Netherlands on October 1, 2007.

On a comparable basis, the stability in the revenues recorded by the HCS Rest of the world sub-segment primarily reflected the growth in revenues in the Ivory Coast and in Senegal, which fully offset the decrease in revenues in Spain and in the United Kingdom (the decrease in low-speed Internet revenues being only partially offset by the increase in broadband revenues).

5.2.2.2.1.2

Gross operating margin - HCS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, HCS GOM grew 7.3% between 2006 and 2007, at 7.799 billion euros, including in particular the impact of the changes in the scope of consolidation and other changes concerning in particular, i) internal reorganizations among business segments with no effect at Group level, and ii) the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006.

On a comparable basis, the 2.1% increase in HCS GOM, representing an increase of 158 million euros between 2006 and 2007, can be explained by the 8.9% increase in HCS France GOM between 2006 and 2007. This increase of 529 million euros was driven by the drop in operating expenses included in the GOM, stemming i) from the decrease in service fees and inter-operator costs, following the reduction in the price of fixed-line-to-mobile call termination rates, and ii) the decrease in labour expenses (wages and employee benefit expenses), related primarily to the reduction in the workforce (6.5% drop in the average number of full-time equivalent employees, see Section 5.12 “Financial glossary”) on the one hand, and from the growth in revenues, driven by the development of ADSL broadband services and the wholesale offering for broadband access on the other hand.

Back to Contents

2007 form 20-F / FRANCE TELECOM 118

Between 2006 and 2007, the increase in HCS France GOM was partially offset:

▪

by the 18.2% drop in HCS Poland GOM, which decreased 268 million euros between 2006 and 2007, primarily due to the drop in revenues and to a lesser extent to the increase in operating expenses included in the GOM. The increase in operating expenses included in the GOM concerns, i) other operating expenses (net of other operating incomes), for which the increase was primarily the result of an the increase in provisions, and ii) outsourcing fees relating to technical operation and maintenance as well as IT expenses subsequent to the new outsourcing contracts for network installation and maintenance. These increases were partially offset by the reduction in service fees and inter-operator costs, following the sharp reduction in the price of mobile call termination rates. Labour expenses (wages and employee benefit expenses) were up slightly compared to 2006, with the volume impact induced by the drop in the average number of employees (full-time equivalents) being offset by a price effect, reflecting in particular the increase in the skills and qualifications for some employee profiles; and

▪

by the 48.3% reduction in HCS Rest of the world GOM. This 104 million euros decrease stemmed primarily from the drop in United Kingdom and Spain GOM due in particular to the drop in revenues, which was partially offset by the increase in Ivory Coast GOM, driven primarily by growth in revenues.

5.2.2.2.1.3

Capital expenditures on tangible and intangible assets excluding licenses - HCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses have recorded a 13.2% increase coming in at 3.080 billion euros in 2007. This increase primarily included the impact of changes in the scope of consolidation and other changes in relation to, i) internal reorganization between business segments without any impact on the Group level, and ii) the acquisition of Ya.com in Spain on July 31, 2007.

On a comparable basis, the 7.0% increase (201 million euros in 2007) in HCS capital expenditures on tangible and intangible assets excluding licenses primarily concerned:

▪

the investment expenses of HCS France, showing growth of 6.0% over the year (representing an increase of 123 million euros). This increase primarily concerned, i) equipment pertaining to transmission (in order to handle the increase in speeds) and also to develop the ADSL digital television offer, and ii) the modernization of the network of Orange boutiques, aiming to optimize the location and size of the boutiques in order to increase the quality of customer relations and the volume of sales transactions; and

▪

the investment expenses of HCS Poland, with a 24.4% increase (123 million euros during the year). This increase stemmed from the transformation of segments with the development of converging offers and products (especially Livebox) and the optimization of the support functions.

5.2.2.2.2     From gross operating margin to operating income for Home Communication Services (HCS)

For the years ended December 31, 2006 and 2007, the following table shows the transition from GOM to operating income, detailing operating expenses included between GOM and operating income for the HCS segment.

(in millions of euros)	Years ended December 31
HOME COMMUNICATION SERVICES (HCS)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	7,799	7,641	7,265	2.1%	7.3%
Employee profit-sharing	(268)	-	(252)	-	6.3%
Share-based compensation	(232)	-	(14)	-	ns
Depreciation and amortization	(3,238)	(3,351)	(3,241)	(3.4)%	(0.1)%
Impairment of goodwill	(26)	-	(275)	-	(90.6)%
Impairment of non-current assets	(6)	-	(72)	-	(91.8)%
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	(153)	-	(474)	-	(67.8)%
Share of profits (losses) of associates	-	-	24	-	-
OPERATING INCOME	3,876	-	2,961	-	30.9%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 119

Share-based compensation - HCS

On a historical basis, the share-based compensation amounted to an expense of 232 million euros in 2007, compared with an expense of 14 million euros in 2006. This increase notably included in 2007 i) the part for HCS segment of the free share award plan, setting up by France Telecom and covering 10.8 million shares, which represents 0.4% of the capital of France Telecom S.A, and ii) the part for HCS segment of the share offer reserved for employees of France Telecom group launched in December 2007, following the June 2007 sale by the French State of 130 million of its France Telecom shares, representing 5% of the capital (see Section 5.1.4 “Main events that took place in 2007”).

Depreciation and amortization - HCS

The depreciation and amortization is described, for the Group, in Section 5.2.1.2 “From Group gross operating margin to operating income”.

Impairment of goodwill - HCS

The impairment of goodwill is described, for the Group, in Section 5.2.1.2 “From Group gross operating margin to operating income”.

Restructuring costs - HCS

On a historical basis, restructuring costs amounted to a cost of 153 million euros in 2007, compared with a cost of 474 million euros in 2006. This decrease notably concerned the early retirement plan, with substantial costs recorded in 2006, last year of eligibility for the plan.

Operating income - HCS

On a historical basis, operating income for HCS segment totaled 3,876 million euros in 2007, compared with 2,961 million euros in 2006. This increase between the two periods reflected mainly the combined effect of the increase in the GOM and the decrease in restructuring costs, partially offset by the increase in share-based compensation.

5.2.2.3

Enterprise Communication Services (ECS)

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

5.2.2.3.1     From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Enterprise Communication Services (ECS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

For the years ended December 31, 2006 and 2007, the following table sets forth the principal operating data for the ECS segment.

(in millions of euros)	Years ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	7,721	7,689	7,652	0.4%	0.9%
GOM	1,343	1,414	1,590	(5.1)%	(15.6)%
GOM / Revenues	17.4%	18.4%	20.8%
CAPEX	406	429	430	(5.3)%	(5.5)%
CAPEX / Revenues	5.3%	5.6%	5.6%
Average number of employees	19,204	18,731	17,367	2.5%	10.6%
(1) Unaudited data. See Section 5.5.1 ”Transition from data on a historical basis to data on a comparable basis for 2006“.

Back to Contents

2007 form 20-F / FRANCE TELECOM 120

5.2.2.3.1.1

Revenues - ECS

For the years ended December 31, 2006 and 2007, the table below shows the revenues by product line and the operating indicators for the ECS segment.

ENTERPRISE COMMUNICATION SERVICES (ECS)	Years ended December 31
	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	7,721	7,689	7,652	0.4%	0.9%
Business network legacy	3,648	4,023	4,063	(9.3)%	(10.2)%
Advanced business network	1,964	1,834	1,879	7.1%	4.6%
Extended business services	1,139	996	836	14.4%	36.3%
Other business services	970	837	874	15.9%	10.9%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.6	-	5.8	-	(2.7)%
Total number of permanent accesses to data networks in France (4) (5)	322.0	-	300.3	-	7.2%
o/w Number of IP-VPN accesses in France (4) (5)	242.0	-	209.2	-	15.7%
Number of IP-VPN accesses worldwide (5)	295.7	-	256.1	-	15.5%
Number of Business Everywhere mobile services users in France (5)	571.4	-	485.8	-	17.6%

(1)   Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

(2)   In millions of euros.

(3)   At end of period. This figure included standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.

(4)   Access by customers outside the France Telecom group, excluding carrier market.

(5)   In thousands. At end of period.

On a historical basis, ECS revenues were up 0.9% between 2006 and 2007. This change in particular included the positive impact of changes in the scope of consolidation and other changes primarily following the acquisition of Groupe Diwan on July 27, 2006 and the Groupe Silicomp on January 4, 2007.

Revenues from Business network legacy

On a comparable basis, the 9.3% drop in Business network legacy revenues in 2007 compared to 2006 was primarily due:

▪

to the 16.8% drop in data legacy revenues. The net slowdown in the downward trend in data infrastructure legacy revenues, occurring mainly in France stemmed from the progressive lessening of the impact of migration of our major customers over to more recent technologies which were mostly complete at the end of 2005. Likewise, the lower revenues recorded on managed network legacy was not as high as the previous year and reflected the continued disconnections of customers opting for IP solutions; and

▪

to a lesser extent, to the 5.7% drop in voice legacy revenues (representing 70% of business network legacy revenues). This drop can be explained, i) by the 8.4% drop in the volume of Business calling services (reduction in the market measured at the interconnection), ii) by the impact of the drop in prices, primarily linked to discounts given to businesses on their communications and to rate cuts on fixed-line-to-mobile calls, and iii) by the drop in the traffic and in the average price per minute of customer relations services (Audiotel, Welcome no.), due to free-of-charge hold time and progressive shift over to Internet and SMS supports for business concerning the highest rate brackets.

The number of Business telephone lines in France fell only slightly, with the reduction in the number of Numéris (ISDN) channels, gradually being replaced by IP access over xDSL, offset in part by the increase in the number of analog lines supporting the migration media over to IP solutions, and the fact that businesses have not yet substantially migrated over to “Voice over IP”.

Revenues from the Advanced business network

On a comparable basis, the significant increase of 7.1% between 2006 and 2007 in Advanced business network revenues can be explained:

▪

primarily by the 6.2% growth in revenues from IP network services, representing 91% of Advanced business network revenues. This growth reflects the trend to consolidating the migration of enterprises over to IP networks. This consolidation is also substantial at the level of growth in the number of IP-VPN accesses in France, which is continuing with however a slight show of inflexion (up 15.7% in 2007 compared to 2006); and

▪

by growth in data infrastructure advanced revenues, which is entirely generated in France and includes xDSL support and very high speed services, reflecting the development of very high speed services such as MAN Ethernet and Ethernet LINK.

Back to Contents

2007 form 20-F / FRANCE TELECOM 121

Revenues from Extended business services

On a historical basis, revenues from Extended business services increased 36.3% between 2006 and 2007, partially linked to the acquisition of Groupe Diwan, Neocles Corporate and Groupe Silicomp.

On a comparable basis, the 14.4% increase between 2006 and 2007 in revenues from Extended business services first stemmed from sustained growth of 25.5% in revenues from platform services, especially in France. Likewise, revenues from project consulting and management have recorded considerable growth of 19.1% in 2007 compared to 2006. Finally, after a constant phase of growth in 2006, revenues from integration services, which included revenues linked to on-site services and customer assistance, tended to stabilize in 2007.

Revenues from Other business services

On a comparable basis, revenues from Other business services, which included the broadcasting segment, a market in which France Telecom operates through its subsidiary GlobeCast, and the business sector of selling network equipment (PBX, IPBX, routers), grew 15.9% between 2006 and 2007. This growth was primarily the result of a substantial growth in revenues stemming from the sale of network equipment, generated by the award to France Telecom of major contracts, in France as well as internationally (especially in the emerging countries); in addition at the same time, the broadcasting sector continued to grow.

5.2.2.3.1.2

Gross operating margin - ECS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, ECS GOM amounted to 1.343 billion euros in 2007, down 15.6% compared to 2006 and primarily includes the impact of changes in the scope of consolidation and other changes in relation to, i) internal reorganization between business segments without any impact on the Group level, and ii) the acquisition of Groupe Silicomp on January 4, 2007.

On a comparable basis, ECS GOM was down 5.1%. As such, the GOM to revenues ratio was down 1.0 points, amounting to 17.4% in 2007. This drop in GOM reflected the transformation of the economic model with, i) downward pressure on network activity margin linked with stiffened competitive pressure internationally and the transformation over to IP solutions, and ii) the growing share in service activities.

5.2.2.3.1.3

Capital expenditures on tangible and intangible assets excluding licenses - ECS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a comparable basis, Capital expenditures on tangible and intangible assets excluding licenses amounted to 406 million euros in 2007, down 5.3% compared to 2006. These expenditures were in line with those for 2006 and mainly concerned connectivity and continued development of the services segment.

5.2.2.3.2     From gross operating margin to operating income for Enterprise Communication Services (ECS)

For the years ended December 31, 2006 and 2007, the following table shows the transition from GOM to operating income, detailing operating expenses included between GOM and operating income for the ECS segment.

(in millions of euros)	Years ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	1,343	1,414	1,590	(5.1)%	(15.6)%
Employee profit-sharing	(26)	-	(23)	-	11.5%
Share-based compensation	(29)	-	(3)	-	ns
Depreciation and amortization	(420)	(397)	(402)	5.6%	4.3%
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(93)	-	(2)	-	ns
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	(28)	-	(25)	-	12.8%
Share of profits (losses) of associates	-	-	-	-	-
OPERATING INCOME	747	-	1,135	-	(34.2)%
(1) Unaudited data. See Section 5.5.1 “Transition from data on a historical basis to data on a comparable basis for 2006”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 122

Depreciation and amortization - ECS

The depreciation and amortization is described, for the Group, in Section 5.2.1.2 “From Group gross operating margin to operating income”.

Operating income - ECS

On a historical basis, operating income for ECS segment totaled 747 million euros in 2007, compared with 1,135 million euros in 2006. This decrease between the two periods reflected mainly the combined effect of the reduction in the GOM and the impairment of non-current assets recorded on 2007 for a loss of 93 million euros.

5.3     PRESENTATION OF 2006 AND 2005

This section presents a comparison of 2005 and 2006 for the France Telecom group and is divided into two parts:

i.

an analysis of the Group’s income statement and capital expenditures; and

ii.

an analysis by business segment.

Following the France Telecom group’s disposal of PagesJaunes Groupe on October 11, 2006, PagesJaunes Groupe has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to the PagesJaunes Groupe business are presented separately under consolidated net income after tax of discontinued operations (see Section 5.3.1.3.4 “Consolidated net income after tax of discontinued operations”). The financial data published for 2004 and 2005 have been restated (see Section 5.3.2 “Analysis by business segment” and Note 4 to the consolidated statements).

5.3.1     Analysis of the Group’s Income Statement and Capital Expenditures

This section presents a comparison of 2005 and 2006 for the France Telecom group and is divided into four main parts:

i.

a presentation of revenues through GOM;

ii.

the transition from GOM to operating income;

iii.

a presentation of operating income through net income; and

iv.

a discussion of capital expenditures.

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

5.3.1.1

From Group Revenues to Gross Operating Margin

The operating expenses included in the GOM, referred to hereinafter as “OPEX” (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements) include i) operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as “OPEX excluding labour expenses (wages and employee benefit expenses)”, including external purchases and other operating incomes and expenses, and ii) labour expenses (wages and employee benefit expenses).

Back to Contents

2007 form 20-F / FRANCE TELECOM 123

For the years ended December 31, 2005 and 2006, the following table sets out the transition from revenues to GOM, detailling by type the operating expenses included in the GOM of the France Telecom group.

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	51,702	51,105	48,082	1.2%	7.5%
OPEX (2)	(33,163)	(32,066)	(30,129)	3.4%	10.1%
In% of revenues	64.1%	62.7%	62.7%
OPEX excluding labour expenses(wages and employee benefit expenses) (2)	(24,571)	(23,470)	(21,665)	4.7%	13.4%
In% of revenues	47.5%	45.9%	45.1%
- External purchases (2)	(22,809)	(21,712)	(19,923)	5.1%	14.5%
- Other operating incomes and expenses (3)	(1,762)	(1,758)	(1,742)	0.3%	1.2%
Labour expenses(wages and employee benefit expenses) (2)	(8,592)	(8,596)	(8,464)	(0.0)%	1.5%
In% of revenues	16.6%	16.8%	17.6%
GOM	18,539	19,039	17,953	(2.6)%	3.3%
In% of revenues	35.9%	37.3%	37.3%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   See Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements.

(3)   See Note 6 to the consolidated financial statements.

Back to Contents

2007 form 20-F / FRANCE TELECOM 124

5.3.1.1.1     Revenues

For the years ended December 31, 2005 and 2006, the table below shows the revenues of the France Telecom group by business segment.

(in millions of euros)	Years ended December 31
REVENUES	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	27,745	26,381	23,535	5.2%	17.9%
PCS France	9,882	9,780	9,773	1.0%	1.1%
PCS United Kingdom	5,874	5,850	5,832	0.4%	0.7%
PCS Spain	3,353	3,222	536	4.1%	ns
PCS Poland	1,934	1,650	1,598	17.2%	21.1%
PCS Rest of the world	6,920	6,086	5,991	13.7%	15.5%
Eliminations	(218)	(207)	(195)	5.9%	12.4%
Home Communication Services (HCS)	22,487	22,931	22,534	(1.9)%	(0.2)%
HCS France	17,657	17,835	17,718	(1.0)%	(0.3)%
HCS Poland	3,048	3,246	3,141	(6.1)%	(3.0)%
HCS Rest of the world	2,005	2,019	1,837	(0.7)%	9.2%
Eliminations	(223)	(169)	(162)	31.6%	37.8%
Enterprise Communication Services (ECS)	7,652	8,046	7,785	(4.9)%	(1.7)%
Eliminations	(6,182)	(6,253)	(5,772)	(1.1)%	7.1%
GROUP TOTAL	51,702	51,105	48,082	1.2%	7.5%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Change in revenues

The France Telecom group recorded revenues of 51,702 million euros in 2006, representing an increase of 7.5% on a historical basis and 1.2% on a comparable basis in relation to 2005.

On a historical basis, the 7.5% growth in Group revenues, up 3,620 million euros between 2005 and 2006, reflected:

▪

the positive impact of changes in the scope of consolidation, equal to 2,908 million euros between the two periods, which primarily included i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 2,669 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 125 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, also for 125 million euros; and

▪

the positive impact of foreign exchange fluctuations, totaling 115 million euros between the two periods, primarily linked to changes in the Polish zloty for 148 million euros.

On a comparable basis, the France Telecom group’s revenues rose 1.2% between 2005 and 2006, up 597 million euros. This increase reflected the strong growth achieved on mobile telephony activities, supported by dynamic growth in the customer base. Revenues generated by the PCS segment rose across all sub-segments to reach 27,745 million euros in 2006, representing an increase of 5.2% in relation to 2005. On the other hand, the change in France Telecom group revenues between 2005 and 2006, on a comparable basis, was partially impacted by the following negative factors:

▪

firstly, the 1.9% fall in revenues on the HCS segment, which totaled 22,487 million euros in 2006. The strong growth achieved on ADSL broadband services, particularly in France, has to a great extent offset the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain. In addition to the impact of sustained growth in the number of ADSL accesses, further revenue growth has been generated by the rapid development of complementary ADSL multi-service offers (Livebox, “Voice over IP” and ADSL digital television); and

▪

secondly, the 4.9% drop in revenues from the ECS segment, which came to 7,652 million euros in 2006. The change in revenues on this segment continued to be marked by the effect of the migration of major corporate networks over to more recent technologies (such as IP acces on xDSL) and the downturn in revenues from Business network legacy.

Changes in the number of customers

On a historical basis, the number of France Telecom group customers through its controlled companies totaled 158.6 million customers at December 31, 2006, representing an increase of 9.6% in relation to December 31, 2005. The number of additional customers between December 31, 2005 and December 31, 2006 was 14.0 million for the Group. With 97.6 million customers at December 31, 2006, the number of mobile telephony customers was up 15.8% on December 31, 2005, with an additional 13.3 million customers. The number of customers subscribing for mobile broadband offers (EDGE and UMTS technologies) more than tripled, with 5.8 million customers at December 31, 2006, up from 1.6 million at December 31, 2005. Similarly, the number of Consumer ADSL broadband customers was growing rapidly, with 9.7 million at December 31, 2006, up from 7.4 million at December 31, 2005, an increase of 30.5%. The total number of Internet customers (broadband and low-speed) was 12.3 million at December 31, 2006, up 5.2% compared with December 31, 2005 (0.6 million additional customers). The number of traditional fixed-line telephony customers remained stable at 48.7 million at December 31, 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 125

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

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
External purchases (2)	(22,809)	(21,712)	(19,923)	5.1%	14.5%
In% of revenues	44.1%	42.5%	41.4%
Commercial expenses (2)	(7,780)	(7,258)	(6,442)	7.2%	20.8%
Services fees and inter-operator costs	(8,053)	(8,016)	(7,440)	0.5%	8.2%
Other external purchases (2)	(6,976)	(6,438)	(6,041)	8.3%	15.4%
Other operating incomes and expenses	(1,762)	(1,758)	(1,742)	0.3%	1.2%
In% of revenues	3.4%	3.4%	3.6%
OPEX EXCLUDING LABOUR EXPENSES(WAGES AND EMPLOYEE BENEFIT EXPENSES) (2)	(24,571)	(23,470)	(21,665)	4.7%	13.4%
In% of revenues	47.5%	45.9%	45.1%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   See Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements) represented a cost of 24,571 million euros in 2006, compared with a cost of 21,665 million euros in 2005 on a historical basis and a cost of 23,470 million euros on a comparable basis.

On a historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 13.4%, representing a degradation of 2,906 million euros, between the two periods. This increase reflected the impact of changes in the scope of consolidation (a negative effect of 1,763 million euros), primarily resulting from the acquisition of the Spanish mobile operator Amena on November 8, 2005 as well as the effect of foreign exchange fluctuations (a negative impact of 42 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 4.7% between 2005 and 2006, an deterioration of 1,101 million euros, and reflected the 5.1% increase in external purchases (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements), the increase in other operating expenses (net of other operating incomes) being kept down to just 0.3% between the two periods.

External purchases

In 2006, external purchases totaled a cost of 22,809 million euros compared with a cost of 19,923 million euros in 2005 on a historical basis and a cost of 21,712 million euros on a comparable basis.

On a historical basis, the 14.5% increase in external purchases between the two periods, representing a deterioration of 2,886 million euros, was driven primarily by the impact of changes in the scope of consolidation and foreign exchange fluctuations, which totaled an unfavorable effect of 1,789 million euros, primarily reflecting the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005.

Back to Contents

2007 form 20-F / FRANCE TELECOM 126

On a comparable basis, external purchases rose 5.1% between 2005 and 2006, with this growth primarily driven by:

▪

the 7.2% increase in commercial expenses (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements), reflecting the Group’s efforts in a tougher competitive context to retain existing customers and win new ones. This upturn bears primarily on retail fees and commissions and purchases of handsets; and

▪

the 8.3% increase in other external purchases (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements), resulting essentially from i) the increase in outsourcing fees relating to technical operation and maintenance, linked in part to rapid growth in ADSL broadband multi-service offers and to the increase in the number of unbundled telephone lines, ii) the increase in call center outsourcing fees, and iii) the increase in IT expenses, primarily for customer service platforms.

Other operating incomes and expenses

In 2006, other operating incomes and expenses totaled an expense of 1,762 million euros, compared with an expense of 1,742 million euros on a historical basis and an expense of 1,758 million euros on a comparable basis in 2005, up 1.2% on a historical basis and 0.3% on a comparable basis (see Note 6 to the consolidated financial statements).

On both a historical basis and on a comparable basis, this change principally reflected:

▪

the recognition in 2005 of non-recurring items in 2006, including i) the 256 million euro fine from the Competition Council for Orange France, and ii) a provision reversal for 199 million euros relating to the Group’s activities in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements);

▪

the recognition in 2006, i) of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Notes 3 and 6 to the consolidated financial statements), and ii) an income of 74 million euros for a settlement indemnity relating to the Group’s activities in Lebanon; and

▪

the 269 million euro increase in taxes other than income tax on a historical basis, up 187 million euros on a comparable basis, between the two periods (see Note 6 to the consolidated financial statements).

5.3.1.1.2.2

Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.12 “Financial glossary” and Note 6 to the consolidated financial statements) do not include employee profit-sharing and share-based compensation (see Section 5.3.1.2 “From Group gross operating margin to operating income”).

Back to Contents

2007 form 20-F / FRANCE TELECOM 127

For the years ended December 31, 2005 and 2006, the table below sets out, i) the labour expenses (wages and employee benefit expenses), ii) the average number of employees (full-time equivalent), and iii) the number of employees (active employees et end of period), for the France Telecom group, broken down between France Telecom S.A., subsidiaries in France and international subsidiaries.

LABOUR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES) AND NUMBER OF EMPLOYEES	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Labour expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(5,379)	(5,398)	(5,168)	(0.3)%	4.1%
Subsidiaries in France	(514)	(500)	(729)	2.8%	(29.4)%
France total	(5,893)	(5,898)	(5,897)	(0.1)%	(0.1)%
International subsidiaries	(2,699)	(2,698)	(2,567)	0.0%	5.1%
GROUP TOTAL	(8,592)	(8,596)	(8,464)	(0.0)%	1.5%
In% of revenues	16.6%	16.8%	17.6%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	100,601	105,476	102,234	(4.6)%	(1.6)%
Subsidiaries in France	8,867	9,111	12,352	(2.7)%	(28.2)%
France total	109,468	114,587	114,586	(4.5)%	(4.5)%
International subsidiaries	79,560	80,661	77,189	(1.4)%	3.1%
GROUP TOTAL	189,028	195,248	191,775	(3.2)%	(1.4)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	99,902	107,875	104,661	(7.4)%	(4.5)%
Subsidiaries in France	8,986	9,580	12,354	(6.2)%	(27.3)%
France total	108,888	117,455	117,015	(7.3)%	(6.9)%
International subsidiaries	82,148	82,942	81,170	(1.0)%	1.2%
GROUP TOTAL	191,036	200,397	198,185	(4.7)%	(3.6)%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”. (2) See Section 5.12 “Financial glossary”. (3) In millions of euros.

Number of employees (active employees at end of period)

On a historical basis, the number of employees (active employees at end of period) of the Group (see Section 5.12 “Financial glossary”) fell by 7,149 people between December 31, 2005 and December 31, 2006. This reduction reflected a decrease of 8,127 employees in France, partially offset by an increase of 978 employees in international subsidiaries.

On a comparable basis, the number of Group employees (active employees at end of period) fell by 9,361 people between December 31, 2005 and December 31, 2006. This decrease was seen primarily in France, with a reduction of 8,567 employees, and, to a lesser extent, in international subsidiaries, with a decrease of 794 people. In France, this decrease primarily concerned the number of employees with permanent contracts, which fell by 7,886 people, and is essentially due to the impact of departures under the early retirement plan. For employees under permanent contracts, 5,402 early retirement departures and 4,685 definitive departures were recorded in France between December 31, 2005 and December 31, 2006. In addition, 540 net transfers to the public sector were recorded in 2006. On the other hand, 2,439 new employees from outside the Group were hired under permanent contracts in 2006.

Average number of employees (full-time equivalents)

On a historical basis, the average number of employees (full-time equivalents) in the Group (see Section 5.12 “Financial glossary”) fell by 2,747 people between 2005 and 2006, down by 1.4%.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 128

Labour expenses (wages and employee benefit expenses)

On a historical basis, labour expenses (wages and employee benefit expenses) recorded by the Group rose 1.5% between 2005 and 2006, coming in at a charge of 8,592 million euros in 2006, reflecting, on the one hand, the negative impact of changes in the scope of consolidation (an unfavorable effect of 121 million euros) generated primarily by the acquisition of the Spanish mobile operator Amena on November 8, 2005 and, on the other hand, the negative impact of foreign exchange fluctuations (an unfavorable effect of 11 million euros). As a percentage of revenues, labour expenses (wages and employee benefit expenses) fell 1 point, down from 17.6% of revenues in 2006 to 16.6% of revenues in 2006.

On a historical basis, the change in labour expenses (wages and employee benefit expenses) between 2005 and 2006 for France Telecom S.A. (a degradation of 211 million euros) and the subsidiaries in France (an improvement of 215 million euros) primarily resulted from the merger of France Telecom S.A. with its subsidiary Transpac (previously consolidated with the French subsidiaries) on January 1, 2006.

On a comparable basis, the Group’s labour expenses (wages and employee benefit expenses) remained stable between 2005 and 2006, reflecting:

▪

a 3.2% reduction for the volume effect, linked to the reduction in the Group’s average number of employees;

▪

a 0.3% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures from the Group; and

▪

a 2.9% increase for the change in the average unit cost.

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

5.3.1.1.3     Gross operating margin

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, the France Telecom group’s GOM came to 18,539 million euros in 2006, up 3.3% from 2005. Between 2005 and 2006, the growth in the Group’s GOM was generated by the following:

▪

the favorable impact of changes in the scope of consolidation, representing 1,024 million euros between the two periods, essentially factoring in i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 894 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 84 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 58 million euros; and

▪

the positive effect of foreign exchange fluctuations, which totaled 62 million euros between the two periods, primarily linked to the change in the Polish zloty for 66 million euros.

On a comparable basis, the France Telecom group’s GOM dropped 2.6% from 19,039 million euros in 2005 to 18,539 million euros in 2006, primarily as a result of:

▪

the 5.7% reduction in the GOM on the HCS segment, linked to lower revenues because of the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain; and

▪

the 16.1% reduction in the GOM for the ECS segment, primarily because of the drop in revenues from Business network legacy, partially offset by the savings generated on the operating expenses included in the GOM.

These changes were, however, partially offset by the 2.6% growth achieved, on a comparable basis, in the GOM for the PCS segment, driven by the 13.2% increase in the GOM for the PCS Rest of the world sub-segment.

In the end, the ratio of GOM to revenues was at 35.9% for 2006, compared with 37.3% in 2005, on both a historical and comparable basis, down 1.4 points, in line with the objective announced for a decrease of 1 to 2 points in relation to 2005. The decrease of this ratio principally reflected the substantial commercial investments made to win and retain customers in a highly competitive environment as well as the increase in operating expenses, driven by the Group’s accelerated transformation, and the impact of lower call termination rates in several countries in 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 129

5.3.1.2

From Group Gross Operating Margin to Operating Income

For the years ended December 31, 2005 and 2006, the following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income.

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	18,539	19,039	17,953	(2.6)%	3.3%
Employee profit-sharing	(346)	-	(349)	-	(1.0)%
Share-based compensation	(30)	-	(158)	-	(81.2)%
Depreciation and amortization	(7,824)	(7,821)	(7,024)	0.0%	11.4%
Impairment of goodwill	(2,800)	-	(11)	-	ns
Impairment of non-current assets	(105)	-	(568)	-	(81.5)%
Gains (losses) on disposal of assets	97	-	1,089	-	(91.1)%
Restructuring costs	(567)	-	(454)	-	25.0%
Share of profits (losses) of associates	24	-	20	-	23.5%
OPERATING INCOME	6,988	-	10,498	-	(33.4)%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Employee profit-sharing

For the years ended December 31, 2005 and 2006, the table below provides information on employee profit-sharing for the France Telecom group, broken down between France Telecom S.A., Orange France S.A. and other subsidiaries.

(in millions of euros)	Years ended December 31
EMPLOYEE PROFIT-SHARING	2006 historical basis	2005 historical basis
France Telecom S.A.	(264)	(249)
Orange France S.A.	(50)	(55)
Other subsidiaries	(32)	(45)
GROUP TOTAL	(346)	(349)

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

(in millions of euros)	Years ended December 31
SHARE-BASED COMPENSATION (1)	2006 historical basis	2005 historical basis
Stock option plans	(30)	(52)
Share offers reserved for employees (2)	-	(106)
GROUP TOTAL	(30)	(158)

(1)   See Notes 6 and 27 to the consolidated financial statements.

(2)   In 2005, the French State offer reserved for current and former France Telecom group employees following the State’s sale of 6.2% of France Telecom S.A.’s share capital on June 9, 2005

The expense for share-based compensation included share offers reserved for employees, the expense for the valuation of stock options, and the expense for the valuation of the France Telecom or subsidiary shares granted to the Group’s employees.

Back to Contents

2007 form 20-F / FRANCE TELECOM 130

Depreciation and amortization

For the years ended December 31, 2005 and 2006, the following table sets forth depreciation and amortization by business segment for the France Telecom group.

(in millions of euros)	Years ended December 31
DEPRECIATION AND AMORTIZATION	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	(4,183)	(4,166)	(3,436)	0.4%	21.7%
Home Communication Services (HCS)	(3,241)	(3,209)	(3,116)	1.0%	4.0%
Enterprise Communication Services (ECS)	(402)	(451)	(477)	(10.8)%	(15.7)%
Eliminations	2	5	5	ns	ns
GROUP TOTAL	(7,824)	(7,821)	(7,024)	0.0%	11.4%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

On a historical basis, the 11.4% increase in depreciation and amortization between 2005 and 2006, representing an additional expense of 800 million euros, notably factored in:

▪

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

▪

the negative impact of changes in the scope of consolidation, totaling at 354 million euros between the two periods and primarily including i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for a negative effect of 318 million euros, ii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for a negative effect of 25 million euros, and iii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for a negative effect of 18 million euros; and

▪

the negative impact of foreign exchange fluctuations, totaling 30 million euros between the two periods.

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

Impairment of goodwill

For the years ended December 31, 2005 and 2006, the table below sets out the changes in the impairment of goodwill for the France Telecom group.

(in millions of euros)	Years ended December 31
IMPAIRMENT OF GOODWILL (1)	2006 historical basis	2005 historical basis
PCS in the United Kingdom	(2,350)	-
TP Group (2)	(275)	(11)
PCS in Netherlands	(175)	-
GROUP TOTAL	(2,800)	(11)
(1) See Note 7 to the consolidated financial statements. (2) TP Group is tested relative to the “Poland” cash generating unit (PCS Poland and HCS Poland sub-segments).

Back to Contents

2007 form 20-F / FRANCE TELECOM 131

The impairment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (2,350 million euros) primarily stemmed from the change in the level at which return on investment was monitored. The reallocation of goodwill from the former Orange sub-group to each country within the sub-group significantly increased the net book value of the assets comprising the United Kingdom CGU (Cash Generating Unit), and resulted in the impairment of the excess amount indicated. The impairment loss recorded on Personal Communication Services in the Netherlands was triggered by the same change. For Poland, the impairment loss was based on the business plan prepared by the company’s management and stemmed from an increase in the discount rate to 11.3% (compared with 9.5% for fixed-line and 10.5% for mobile in the past) to take account of the uncertainty generated by the local regulatory environment. Long-term growth rates remained unchanged: 0% for fixed-line activities and 3% for mobile activities (see Note 7 to the consolidated financial statements).

Impairment of non-current assets

For the years ended December 31, 2005 and 2006, the table below presents the changes in the impairment of non-current assets for the France Telecom group.

(in millions of euros)	Years ended December 31
IMPAIRMENT OF NON-CURRENT ASSETS (1)	2006 historical basis	2005 historical basis
TP Group	(21)	6
FT España / Amena	(14)	(345)
Equant	-	(191)
Other	(70)	(38)
GROUP TOTAL	(105)	(568)
(1) See Note 7 to the consolidated financial statements.

In line with the “NExT” plan (“New Experience in Telecommunications”), a number of brands acquired during business combinations were abandoned. These brands were subject to a specific impairment or accelerated depreciation and amortization over their residual life. This concerned the Amena brand, with a loss of 345 million euros in 2005 and a loss of 14 million euros in 2006, and the Equant brand, for a loss of 191 million euros in 2005.

Back to Contents

2007 form 20-F / FRANCE TELECOM 132

Gains (losses) on disposal of assets

For the years ended December 31, 2005 and 2006, the table below shows the changes in the gains (losses) on disposal of assets for the France Telecom group.

(in millions of euros)	Years ended December 31
GAINS (LOSSES) ON DISPOSAL OF ASSETS (1)	2006 historical basis	2005 historical basis
Disposal of cable network activities (2)	84	18
Exchange of Sonaecom shares (3)	25	113
Sale of 100% of France Telecom Mobile Satellite Communications (FTMSC)	10	-
Sale of 36.2% of Tower Participations (company holding TDF)	-	377
Sale of 27.3% of MobilCom	-	265
Delivery of STMicroelectronics securities to redeem bonds with exchange option redeemable for STMicroelectronics shares	-	162
Eutelsat (deferred gain in 2003)	-	74
Sale of 5.4% of Intelsat	-	51
Other disposals of securities	-	30
Sales of property, plant and equipment and intangible assets	(24)	43
Dilution impacts	-	4
Other (4)	2	(48)
GROUP TOTAL	97	1,089

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

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd (KKR), for 3,287 million euros (net of disposal costs). In 2006, the gain on disposal related to this transaction, which amounted to 2,983 million euros, was reported under consolidated net income after tax of discontinued operations (see Section 5.3.1.3.4 “Consolidated net income after tax of discontinued operations”, Section 5.3.2 “Analysis by business segment” and Note 4 to the consolidated financial statements).

Back to Contents

2007 form 20-F / FRANCE TELECOM 133

Restructuring costs

For the years ended December 31, 2005 and 2006, the following table shows restructuring costs for the France Telecom group by type.

(in millions of euros)	Years ended December 31
RESTRUCTURING COSTS (1)	2006 historical basis	2005 historical basis
Early retirement plan (2)	(280)	(182)
Contributions to Works Council for early retirement plans (2)	(13)	(83)
Restructuring plans (3)	(227)	(137)
Public service secondment costs (2)	(47)	(52)
GROUP TOTAL	(567)	(454)

(1)   See Notes 9 and 28 to the consolidated financial statements.

(2)   Also see Note 32 to the consolidated financial statements.

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

(in millions of euros)	Years ended December 31
SHARE OF PROFITS (LOSSES) OF ASSOCIATES (1)	2006 historical basis	2005 historical basis
BlueBirds Participations France	24	44
Other	-	(24)
GROUP TOTAL	24	20
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

Back to Contents

2007 form 20-F / FRANCE TELECOM 134

5.3.1.3

From Group Operating Income to Net Income

For the years ended December 31, 2005 and 2006, the table below presents the transition from operating income to consolidated net income after tax for the France Telecom group.

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 historical basis
Operating income	6,988	10,498
Interest expenses	(3,155)	(3,058)
Foreign exchange gains (losses)	26	(147)
Discounting expense	(122)	(162)
Finance costs, net	(3,251)	(3,367)
Income tax	(2,180)	(1,419)
Consolidated net income after tax of continuing operations	1,557	5,712
Consolidated net income after tax of discontinued operations	3,211	648
Consolidated net income after tax	4,768	6,360
Net income attributable to equity holders of France Telecom S.A.	4,139	5,709
Minority interests	629	651

5.3.1.3.1     Finance costs, net

Finance costs, net totaled an expense of 3,251 million euros in 2006, representing a 116 million euro improvement in relation to the previous year (an expense of 3,367 million euros). This improvement reflected the improvement in foreign exchange income, which was 173 million euros between the two periods, and the reduction in the discounting expense, which contributed 40 million euros to the improvement in finance costs, net partially offset by the increase in interest expenses, which rose 97 million euros between 2005 and 2006 (see Note 10 to the consolidated financial statements).

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 24 to the consolidated financial statements).

Interest expenses

Indicators for interest expenses, net

For the years ended December 31, 2005 and 2006, the table below sets forth the interest expenses indicators for the France Telecom group.

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 historical basis	Change historical basis
INTEREST EXPENSES, NET	(3,155)	(3,058)	(97)
Net financial debt at end of period (1)	42,017	47,846	(5,829)
Average outstandings of net financial debt over the period	44,402	44,244	158
Weighted average cost of net financial debt	5.91%	6.46%	-
(1) See Section 5.12 “Financial Glossary” and Note 20 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

The change in net financial debt for France Telecom is described in Section 5.4.3 “Financial debt and financing resources”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 135

Change in interest expenses, net

For the years ended December 31, 2005 and 2006, the table below shows the changes in interest expenses, net by decrease and increase factors for the France Telecom group.

(in millions of euros)	Years ended December 31
Interest expenses, net for 2005 (historical basis)	(3,058)
Decrease factors:
Decrease in weighted average cost of net financial debt	244
Interest expense tied to restructuring of the contract for sale of the carryback receivables recognized in respect of 2001 (an item specific to 2005 and not recurring in 2006) (1)	147
Increase factors:
Increase in change in fair value of the price guarantee given to FT España minority shareholders(-516 million euros in 2006 versus -258 million euros in 2005) (2)	(258)
Adjustment in fair value of a debenture (an item specific to 2006)	(189)
Change in redemption of perpetual bonds redeemable for shares (TDIRAs)(-103 million euros in 2006 compared with -50 million euros in 2005) (3)	(53)
Other items	12
INTEREST EXPENSES, NET FOR 2006 (HISTORICAL BASIS)	(3,155)

(1)   See Notes 10 and 31 to the consolidated financial statements.

(2)   See Notes 4, 10, 20 and 32 to the consolidated financial statements.

(3)   See Notes 10 and 21 to the consolidated financial statements.

Foreign exchange gains (losses)

For the years ended December 31, 2005 and 2006, the table below analyses the changes in foreign exchange gains (losses) for the France Telecom group.

(in millions of euros)	Years ended December 31
FOREIGN EXCHANGE GAINS (LOSSES) (1)	2006 historical basis	2005 historical basis
France Telecom S.A. (2)	34	(119)
Orange Romania	19	(27)
Equant	(26)	1
Other	(1)	(2)
GROUP TOTAL	26	(147)

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 136

For the years ended December 31, 2005 and 2006, the following table shows the income tax for the France Telecom group, broken down by consolidated tax group.

(in millions of euros)	Years ended December 31
INCOME TAX (1)	2006 historical basis	2005 historical basis
France tax group	(1,280)	(1,245)
Current taxes	(22)	-
Deferred taxes	(1,258)	(1,245)
United Kingdom tax group	74	33
Current taxes	37	(2)
Deferred taxes	37	35
Spain tax group	(327)	131
Current taxes	(3)	-
Deferred taxes	(324)	131
TP Group (2)	(102)	(94)
Current taxes	(156)	(163)
Deferred taxes	54	69
Other subsidiaries	(545)	(244)
Current taxes	(447)	(374)
Deferred taxes	(98)	130
GROUP TOTAL	(2,180)	(1,419)
CURRENT TAXES	(591)	(539)
DEFERRED TAXES	(1,589)	(880)
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

In 2005 and in 2006, the consolidated net income after tax of discontinued operations included the net income generated by PagesJaunes Groupe as well as the income from the sale of PagesJaunes Groupe (sale of 8.0% of the share capital in 2005 and of 54.0% of the capital in 2006, see Section 5.3.2 “Analysis by business segment“ and Note 4 to the consolidated statements).

Back to Contents

2007 form 20-F / FRANCE TELECOM 137

For the years ended December 31, 2005 and 2006, the table below shows the changes in consolidated net income after tax of discontinued operations for the France Telecom group.

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 historical basis
Net income generated by PagesJaunes Group	228	262
Gain on disposal of PagesJaunes Group	2,983	386
Gain on disposal of 54% of PagesJaunes Group	2,983	-
Gain on disposal of 8% of PagesJaunes Group	-	386
CONSOLIDATED NET INCOME AFTER TAX OF DISCONTINUED OPERATIONS	3,211	648

5.3.1.3.5     Consolidated net income after tax

The France Telecom group’s consolidated net income after tax totaled 4,768 million euros in 2006, down 1,592 million euros compared with the 6,360 million euros recorded in 2005. The reduction in consolidated net income after tax of continuing operations between the two periods accounted for this downturn, which was partially offset by the increase in the consolidated net income after tax of discontinued operations, after income from the disposal of a 54% stake in PagesJaunes Groupe was recognized in 2006.

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

5.3.1.4

Group Capital Expenditures

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

For the years ended December 31, 2005 and 2006, the following table presents the main indicators relative to capital expenditures for the France Telecom group.

(in millions of euros)	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
CAPEX (2)	6,732	6,503	6,033	3.5%	11.6%
CAPEX / Revenues	13.0%	12.7%	12.5%
Telecommunication licenses (3)	283	97	97	192.3%	192.3%
Financial investments (4)	255	-	7,603	-	(96.6)%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   See Section 5.11 “Non-GAAP financial measures”, Section 5.12 “Financial glossary” and Note 3 to the consolidated financial statements.

(3)   See Note 3 to the consolidated financial statements.

(4)   See Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 138

5.3.1.4.1     Capital expenditures on tangible and intangible assets excluding telecommunication licenses

For the years ended December 31, 2005 and 2006, the following table sets out capital expenditures on tangible and intangible assets excluding telecommunication licenses for the France Telecom group, broken down by business segment.

(in millions of euros)	Years ended December 31
CAPEX	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	3,581	3,553	3,130	0.8%	14.4%
Home Communication Services (HCS)	2,721	2,592	2,537	5.0%	7.3%
Entreprise Communication Services (ECS)	430	362	370	19.0%	16.0%
Eliminations	-	(4)	(4)	ns	ns
GROUP TOTAL	6,732	6,503	6,033	3.5%	11.6%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses (see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) rose by 11.6%, or 699 million euros, between 2005 and 2006, primarily reflecting:

▪

the impact of changes in the scope of consolidation, representing 450 million euros between the two periods, mainly including i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 416 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 26 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 13 million euros; and

▪

the positive impact of foreign exchange fluctuations, which came out at 20 million euros between the two periods, primarily due to changes in the Polish zloty.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 139

5.3.1.4.2     Telecommunication licenses

For the years ended December 31, 2005 and 2006, the following table sets out capital expenditures related to telecommunication licenses for the France Telecom group.

(in millions of euros)	Years ended December 31
TELECOMMUNICATION LICENSES	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Orange France (2)	281	-	-	-	-
Orange Romania (3)	2	28	28	(92.8)%	(92.8)%
ECMS (4)	-	64	64	-	-
Other	-	5	5	-	-
GROUP TOTAL	283	97	97	192.3%	192.3%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   Updated amount of the fixed portion of the renewal of the Orange France GSM license for 15 years.

(3)   Acquisition of a UMTS license in Romania in 2005.

(4)   Acquisition of additional GSM frequencies in Egypt in 2005.

5.3.1.4.3     Financial investments

Financial investments (see Section 5.12 “Financial glossary” and Note 4 to the consolidated financial statements) are described in Section 5.4.1 “Liquidity and cash flows”.

5.3.2     Analysis by Business Segment

This section presents a comparison of 2005 and 2006 for the France Telecom group with an analysis by business segment and sub-segment of the principal operating data (financial data and workforce) and operating indicators.

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Presentation of the business segments

The organization for France Telecom’s operational management is now built around i) business lines (personal, home, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 ”Segment Reporting“, the Group has defined the following three business segments as the first level of segment reporting:

▪

the ”Personal Communication Services“ (referred to hereinafter as ”PCS“) segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group in Poland (with its subsidiary PTK Centertel), and that of the Group’s other international companies;

▪

the ”Home Communication Services“ (referred to hereinafter as ”HCS“) segment covers the fixed-line telecommunications services activities (fixed-line telephony, Internet services, and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

▪

the ”Enterprise Communication Services“ (referred to hereinafter as ”ECS“) segment covers business communication solutions and services in France and around the world.

Each of the business segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in business segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the business segments. The supply of shared resources is included in inter-business segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s GOM (for information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”). The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the business segment results disclosed from one year to another.

Business segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the business segment concerned.

Disposal of PagesJaunes Groupe

Following the France Telecom group’s disposal of PagesJaunes Groupe on October 11, 2006, PagesJaunes Groupe has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to the PagesJaunes Groupe business are presented separately under consolidated net income after tax of discontinued operations (see Section 5.3.1.3.4 “Consolidated net income after tax of discontinued operations”). The financial data published for 2004 and 2005 have been restated.

Back to Contents

2007 form 20-F / FRANCE TELECOM 140

The main aggregate which constitute the consolidated net income after tax of discontinued operations and net cash flows related to PagesJaunes Groupe are presented in Note 4 to the consolidated financial statements.

The PagesJaunes Groupe’s business lines involve the printing and distribution of printed directories, the sale of advertising space on the online printed directories, telephone information services, the sale of marketing databases, and the creation and hosting of Internet sites for advertisers.

For the years ended December 31, 2005 and 2006, the following tables presents the principal operating indicators, detailling by business segment for the France Telecom group i) at December 31, 2006, ii) at December 31, 2005 (data on a comparable basis) and, iii) at December 31, 2005 (data on a historical basis).

Operating data by business segment for the year ended December 31, 2006 (data on a historical basis)

(in millions of euros)	Years ended December 31, 2006 (historical basis)
	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	27,745	22,487	7,652	(6,182)	51,702
external	26,770	17,701	7,231	-	51,702
inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating incomes	155	529	122	(333)	473
Other operating expenses	(1,034)	(1,384)	(150)	333	(2,235)
Labour expenses:
Wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
GOM	9,686	7,265	1,590	(2)	18,539
Employee profit-sharing	(71)	(252)	(23)	-	(346)
Share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
allocated by business segment	2,795	2,961	1,135	-	6,891
not allocable	-	-	-	97	97
CAPEX	3,581	2,721	430	-	6,732
Telecommunication licenses	283	-	-	-	283
Average number of employees	37,214	134,447	17,367	-	189,028

Back to Contents

2007 form 20-F / FRANCE TELECOM 141

Operating data by business segment for the year ended December 31, 2005 (data on a comparable basis (1))

(in millions of euros)	Years ended December 31, 2005 (comparable basis (1))
	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	26,381	22,931	8,046	(6,253)	51,105
external	25,390	18,101	7,614	-	51,105
inter-segment	991	4,830	432	(6,253)	-
External purchases	(14,593)	(8,461)	(4,906)	6,248	(21,712)
Other operating incomes	99	467	72	(217)	421
Other operating expenses	(967)	(1,311)	(117)	216	(2,179)
Labour expenses:					-
Wages and employee benefit expenses	(1,479)	(5,920)	(1,198)	1	(8,596)
GOM	9,441	7,706	1,897	(5)	19,039
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(4,166)	(3,209)	(451)	5	(7,821)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	3,553	2,592	362	(4)	6,503
Telecommunication licenses	97	-	-	-	97
Average number of employees	36,911	141,417	16,920	-	195,248
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 142

Operating data by business segment for the year ended December 31, 2005 (data on a historical basis)

(in millions of euros)	Years ended December 31, 2005 (historical basis)
	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	23,535	22,534	7,785	(5,772)	48,082
external	22,576	18,075	7,431	-	48,082
inter-segment	959	4,459	354	(5,772)	-
External purchases	(12,885)	(8,183)	(4,622)	5,767	(19,923)
Other operating incomes	88	462	71	(211)	410
Other operating expenses	(871)	(1,401)	(91)	211	(2,152)
Labour expenses:					-
Wages and employee benefit expenses	(1,396)	(5,874)	(1,194)	-	(8,464)
GOM	8,471	7,538	1,949	(5)	17,953
Employee profit-sharing	(75)	(253)	(21)	-	(349)
Share-based compensation	(45)	(92)	(21)	-	(158)
Depreciation and amortization	(3,436)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	-	(11)	-	-	(11)
Impairment of non-current assets	(363)	(14)	(191)	-	(568)
Gains (losses) on disposal of assets	-	-	-	1,089	1,089
Restructuring costs	(1)	(380)	(73)	-	(454)
Share of profits (losses) of associates	(15)	35	-	-	20
Operating income					10,498
allocated by business segment	4,536	3,707	1,166	-	9,409
not allocable	-	-	-	1,089	1,089
CAPEX	3,130	2,537	370	(4)	6,033
Telecommunication licenses	97	-	-	-	97
Average number of employees	35,080	139,886	16,809	-	191,775

5.3.2.1

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

5.3.2.1.1    From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Personal Communication Services (PCS)

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 143

For the years ended December 31, 2005 and 2006, the following table sets forth the principal operating data for the PCS segment and the PCS sub-segments.

(in millions of euros)	Years ended December 31
PERSONAL COMMUNICATION SERVICES (PCS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
PCS
Revenues	27,745	26,381	23,535	5.2%	17.9%
GOM	9,686	9,441	8,471	2.6%	14.3%
GOM / Revenues	34.9%	35.8%	36.0%
CAPEX	3,581	3,553	3,130	0.8%	14.4%
CAPEX / Revenues	12.9%	13.5%	13.3%
Telecommunication licenses	283	97	97	192.3%	192.3%
Average number of employees	37,214	36,911	35,080	0.8%	6.1%
PCS France
Revenues	9,882	9,780	9,773	1.0%	1.1%
GOM	3,831	3,635	3,636	5.4%	5.4%
GOM / Revenues	38.8%	37.2%	37.2%
CAPEX	1,011	946	968	6.9%	4.5%
CAPEX / Revenues	10.2%	9.7%	9.9%
Telecommunication licenses	281	-	-	-	-
Average number of employees	7,006	7,100	7,308	(1.3)%	(4.1)%
PCS United Kingdom
Revenues	5,874	5,850	5,832	0.4%	0.7%
GOM	1,374	1,657	1,651	(17.1)%	(16.8)%
GOM / Revenues	23.4%	28.3%	28.3%
CAPEX	481	584	582	(17.5)%	(17.3)%
CAPEX / Revenues	8.2%	10.0%	10.0%
Telecommunication licenses	-	-	-	-	-
Average number of employees	11,583	12,090	12,090	(4.2)%	(4.2)%
PCS Spain (2)
Revenues	3,353	3,222	536	4.1%	ns
GOM	932	1,002	109	(7.0)%	ns
GOM / Revenues	27.8%	31.1%	20.2%
CAPEX	554	549	133	0.9%	ns
CAPEX / Revenues	16.5%	17.0%	24.8%
Telecommunication licenses	-	-	-	-	-
Average number of employees	2,080	2,121	368	(1.9)%	ns
PCS Poland
Revenues	1,934	1,650	1,598	17.2%	21.1%
GOM	691	624	604	10.8%	14.4%
GOM / Revenues	35.7%	37.8%	37.8%
CAPEX	281	319	309	(12.0)%	(9.2)%
CAPEX / Revenues	14.5%	19.4%	19.4%
Telecommunication licenses	-	-	-	-	-
Average number of employees	3,161	3,121	3,121	1.3%	1.3%
PCS Rest of the world
Revenues	6,920	6,086	5,991	13.7%	15.5%
GOM	2,857	2,523	2,471	13.2%	15.7%
GOM / Revenues	41.3%	41.5%	41.2%
CAPEX	1,254	1,156	1,138	8.5%	10.2%
CAPEX / Revenues	18.1%	19.0%	19.0%
Telecommunication licenses	2	97	97	(97.7)%	(97.7)%
Average number of employees	13,384	12,479	12,193	7.3%	9.8%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   Following the acquisition of the Spanish mobile operator Amena on November 8, 2005, the PCS Spain sub-segment represents FT España’s mobile business. In line with the commitments made when Amena was acquired, FT España, France Telecom Operadores de Telecomunicaciones S.A. (FTOT, formerly Auna) and Amena merged on July 31, 2006 under the name FT España. Historical data for 2005 presented in this table includes only the last two months of 2005, Amena having been consolidated since November 8, 2005.

Back to Contents

2007 form 20-F / FRANCE TELECOM 144

5.3.2.1.1.1

Revenues - PCS

Revenues - PCS France

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the PCS France sub-segment.

PCS FRANCE	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	9,882	9,780	9,773	1.0%	1.1%
Total number of customers (3)	23,268	22,447	22,430	3.7%	3.7%
o/w Number of contract customers (3)	14,714	13,856	13,855	6.2%	6.2%
o/w Number of prepaid customers (3)	8,554	8,591	8,575	(0.4)%	(0.2)%
ARPU (4) (in euros)	410	424	424	(3.3)%	(3.3)%
AUPU (4) (in minutes)	189	175	175	8.0%	8.0%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

On a historical basis, PCS France sub-segment revenues were up 1.1% in 2006 in relation to 2005.

On a comparable basis, the 1.0% growth recorded in revenues between 2005 and 2006 is linked to the 1.9% increase in network revenues (see Section 5.12 “Financial Glossary”). Excluding the impact of the reduction in call termination rates, revenues were up 5.4%, with this growth driven primarily by the significant jump in the number of customers, which rose 3.7% to nearly 23.3 million at the end of December 2006, and the increase in the proportion of contract customers in the total customer base, coming in at 63.2% at December 31, 2006, up from 61.7% one year earlier on a comparable basis. The improvement in revenues recorded with mobile virtual network operators (MVNOs) has also significantly contributed to network revenue growth.

The average use per customer (AUPU) (see Section 5.12 “Financial Glossary”) was up 8% at December 31, 2006, while revenues from “non-voice” services (see Section 5.12 “Financial Glossary”) jumped 11%. The portion of revenues from “non-voice” services to network revenues (excluding revenues generated with MVNOs) came to 15.3% in 2006 compared with 14.0% in 2005.

The average revenue per customer (ARPU) (see Section 5.12 “Financial Glossary“) was down 3.3% at December 31, 2006, primarily due to the unfavorable impact of the decrease in “voice” and Short Messaging Service (SMS) call termination rates.

The rate of mobile telephone penetration in France went from 79.7% at December 31, 2005 to 85.7% at December 31, 2006 (source: Autorité de Régulation des Postes et Communications Electroniques, ARCEP, calculated based on 1999 Population Census). Orange’s market share in France (excluding MVNOs) went from 46.7% at December 31, 2005 to 45.0% at December 31, 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 145

Revenues - PCS United Kingdom

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the PCS United Kingdom sub-segment.

PCS UNITED KINGDOM	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	5,874	5,850	5,832	0.4%	0.7%
Total number of customers (3)	15,333	14,858	14,858	3.2%	3.2%
o/w Number of contract customers (3)	4,968	4,978	4,978	(0.2)%	(0.2)%
o/w Number of prepaid customers (3)	10,365	9,880	9,880	4.9%	4.9%
ARPU (4) (in pounds sterling)	257	263	263	(2.3)%	(2.3)%
AUPU (4) (in minutes)	147	144	144	2.1%	2.1%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

On a historical basis, revenues for the PCS UK sub-segment came to 5,874 million euros in 2006, up 0.7% on 2005. This change notably factored in 18 million euros for the positive impact of the change in the average pound sterling exchange rate between 2005 and 2006.

On a comparable basis, the PCS UK sub-segment recorded revenue growth of 0.4% between the two periods. Revenues excluding equipment revenues (see Section 5.12 “Financial Glossary”) were up 1.4%, accounting for:

▪

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

▪

the 5.8% increase in revenues from “non-voice” services, linked to greater use of Multimedia Messaging Service (MMS) and data services. In 2006, “non-voice” services revenues accounted for 20.2% of network revenues, compared with 19.4% in 2005; and

▪

“voice” traffic growth, with the AUPU up 2.1% in 2006 compared with 2005.

These positive effects were partially offset by a more competitive environment, reflected in the 2.3% drop in the ARPU between 2005 and 2006.

The rate of mobile telephone penetration in United Kingdom went from 110.6% at December 31, 2005, to 116.0% at December 31, 2006 (source: Informa Telecoms & Media). Orange’s market share in the United Kingdom remained stable at 21.8% at December 31, 2006 (source: Informa Telecoms & Media) against 22.1% at December 31, 2005.

Revenues - PCS Spain

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the PCS Spain sub-segment.

PCS SPAIN	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	3,353	3,222	536	4.1%	NS
Total number of customers (3)	11,114	10,301	10,301	7.9%	7.9%
o/w Number of contract customers (3)	5,420	4,997	4,997	8.5%	8.5%
o/w Number of prepaid customers (3)	5,695	5,304	5,304	7.4%	7.4%
ARPU (4) (in euros)	301	314	301	(4.1)%	-
AUPU (4) (in minutes)	128	120	120	6.7%	6.7%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 146

Following the acquisition of the Spanish mobile operator Amena on November 8, 2005, the PCS Spain sub-segment represents FT España’s mobile business. In line with the commitments made when Amena was acquired, FT España, France Telecom Operadores de Telecomunicaciones S.A. (FTOT, formerly Auna) and Amena merged on July 31, 2006 under the name FT España. Historical data for 2005 presented in the previous table includes only the last two months of 2005, Amena having been consolidated since November 8, 2005.

On a comparable basis, the 4.1% revenue growth for the PCS Spain sub-segment between 2005 and 2006 primarily resulted from the 7.9% increase in the total number of customers, up to over 11.1 million at December 31, 2006. This increase was due both to contract customers, up 8.5%, and prepaid customers, with an increase of 7.4% between December 31, 2005 and December 31, 2006.

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

The rate of mobile telephone penetration in Spain rose from 96.8% at December 31, 2005 to 103.8% at December 31, 2006 (source: Comisión del Mercado de las Telecomunicaciones, CMT). Orange’s market share in Spain remained stable at 23.9% at December 31, 2006 (24.1% at December 31, 2005).

Revenues - PCS Poland

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the PCS Poland sub-segment.

PCS POLAND	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	1,934	1,650	1,598	17.2%	21.1%
Total number of customers (3)	12,521	9,919	9,919	26.2%	26.2%
o/w Number of contract customers (3)	4,803	4,035	4,035	19.0%	19.0%
o/w Number of prepaid customers (3)	7,719	5,884	5,884	31.2%	31.2%
ARPU (4) (in polish zlotys)	657	721	721	(8.9)%	(8.9)%
AUPU (4) (in minutes)	95	81	81	17.3%	17.3%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

On a historical basis, the PCS Poland sub-segment’s revenues are up 21.1% between 2005 and 2006 to reach 1,934 million euros in 2006. This growth notably reflected the favorable impact of changes in the average exchange rate for the Polish zloty between 2005 and 2006 for 52 million euros.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 147

Revenues - PCS Rest of the world

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the PCS Rest of the world sub-segment.

PCS REST OF THE WORLD	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Belgium
Revenues (2)	1,549	1,453	1,453	6.6%	6.6%
Total number of customers (3)	3,139	2,913	2,913	7.8%	7.8%
ARPU (4) (in euros)	464	-	456	-	1.8%
Romania
Revenues (2)	1,082	862	870	25.6%	24.4%
Total number of customers (3)	8,043	6,823	6,823	17.9%	17.9%
ARPU (4) (in euros)	138	-	144	-	(4.2)%
Switzerland
Revenues (2)	867	863	876	0.6%	(1.0)%
Total number of customers (3)	1,395	1,249	1,249	11.7%	11.7%
ARPU (4) (in euros)	606	-	696	-	(12.9)%
Slovakia
Revenues (2)	643	576	556	11.6%	15.8%
Total number of customers (3)	2,691	2,519	2,519	6.8%	6.8%
ARPU (4) (in euros)	234	-	218	-	7.3%
Egypt
Revenues (2)	630	538	539	17.0%	16.9%
Total number of customers (at 71,25%) (3)	6,603	4,771	4,771	38.4%	38.4%
ARPU (4) (in euros)	112	-	137	-	(18.2)%
Netherlands
Revenues (2)	621	635	635	(2.3)%	(2.3)%
Total number of customers (3)	2,047	1,914	1,914	7.0%	7.0%
ARPU (4) (in euros)	247	-	295	-	(16.3)%
Other subsidiaries (5)
Revenues (6)	1,528	1,159	1,063	31.8%	43.8%
Total number of customers (3)	11,479	7,109	6,618	61.5%	73.5%
TOTAL
Revenues (2)	6,920	6,086	5,991	13.7%	15.5%
Total number of customers (3)	35,397	27,298	26,807	29.7%	32.0%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   See Section 5.12 “Financial glossary”.

(5)   Other subsidiaries notably included subsidiaries in Botswana, Cameroon, the Dominican Republic, Ivory Coast, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mali, Moldavia and Senegal.

(6)   In millions of euros. Includes the revenues from other subsidiaries and eliminations.

On a historical basis, the 15.5% revenue growth recorded on the PCS Rest of the world sub-segment between 2005 and 2006 notably included:

▪

the favorable impact of changes in the scope of consolidation relative to the full consolidation of i) Sonatel Mobiles and Ikatel on July 1, 2005, and ii) Mobilecom in Jordan on July 5, 2006;

▪

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 148

5.3.2.1.1.2

Gross operating margin - PCS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, PCS GOM grew 14.3% in 2006 compared to 2005 and came in at 9.686 billion euros. This increase primarily included the favorable impact of changes in the scope of consolidation, relative in particular to, i) the acquisition of the Spanish mobile operator Amena on November 8, 2005, and ii) the full consolidation of Sonatel Mobiles and Ikatel on July 1, 2005.

On a comparable basis, PCS GOM was up 2.6% between the two years. This 245 million euros increase can be explained primarily:

▪

by the 13.2% growth in PCS Rest of the world GOM in 2006 compared to 2005, representing 334 million euros. This increase primarily reflected growth in revenues and the increase in the number of customers, particularly in Egypt, Romania, the Dominican Republic and Belgium, which were partially offset by the increase in operating expenses included in the GOM. This increase was driven by the 16.6% increase in commercial expenses, due to i) the strong growth in the customer base, ii) the sharp increase in the number of wireless broadband customers generated by the launch of 3rd generation services in 2006 in Slovakia and Romania (UMTS technology) as well as the Dominican Republic and Moldavia (EDGE technology), and iii) the rebranding of the Senegal, Mali and Equatorial Guinea subsidiaries to the Orange brand in November 2006, and the 14.4% rise in service fees and inter-operator costs as a result of wireless traffic growth;

▪

by the 5.4% increase in PCS France GOM when comparing the two years. This 196 million euros increase primarily reflected the growth in revenues, and the 1.5% drop in operating expenses included in the GOM. The operating expenses included in the GOM included the 256 million euros fine paid to the Competition Council in 2005 and excluding this impact, recorded a limited increase This limited increase reflected the effective control over management costs on the one hand, and the favorable impact of call termination rate cuts on domestic terminations on the other hand, offsetting the increase in commercial expenses within a highly competitive environment, as well as the rising costs related to the development of the broadband network. The increase in commercial expenses reflected the efforts made to promote and develop wireless broadband offers in a fiercely competitive context, efforts that paid off with the number of wireless broadband customers rising dramatically to nearly 3.6 million customers by the end of December 2006, while the total number of customers for all offers combined was up 3.7% in 2006 (including a 6.2% increase in the number of contract customers); and

▪

by the 10.8% growth in PCS Poland GOM between 2005 and 2006, representing an improvement of 67 million euros. This increase primarily reflected the 17.2% increase recorded in revenues, partly offset by the 25.9% increase in service fees and inter-operator costs and the 12.7% increase in commercial expenses (linked primarily to the increase in the purchases of handsets and other products sold), reflecting the sustained rate of growth in the number of customers as well as the increase in traffic.

These increases were partially offset:

▪

by the 17.1% decrease in PCS United Kingdom GOM between the two years, representing a decrease of 283 million euros. This decrease was primarily generated by the increase in operating expenses included in the GOM reflecting the higher level of i) service fees and inter-operator costs, linked to enriched packaged offers, generating an increase in inter-operator traffic and growth in the use of Short Messaging Service (SMS), and ii) to a lesser extent, the increase in commercial expenses, in light of the highly competitive environment; and

▪

by the 7.0% drop (70 million euros) in PCS Spain GOM, caused notably by, i) the negative impact linked to the decrease in call termination rates on wireless networks,, and ii) the increase in operating expenses included in the GOM. This increase primarily reflected the rise in service fees and inter-operator costs, generated by traffic growth and the increase in commercial expenses. Commercial expenses rose by 6.2% between the two periods to reach an expense of 1,023 million euros in 2006, due primarily to i) the increase in the number of new customers over the period (more than 0.8 million new customers) and ii) the increase in advertising expenses, linked mainly to the rebranding, with the adoption of the Orange brand in 2006. The operating expenses included in the GOM also included the launch of a new customer loyalty program.

5.3.2.1.1.3

Capital expenditures on tangible and intangible assets excluding licenses - PCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, PCS capital expenditures on tangible and intangible assets excluding licenses recorded a 14.4% growth coming in at 3.581 billion euros in 2006, compared to 3.130 billion euros in 2005. This increase primarily included the favorable impact of changes in the scope of consolidation, relative in particular to, i) the acquisition of the Spanish mobile operator Amena on November 8, 2005, and ii) the full consolidation of Sonatel Mobiles and Ikatel on July 1, 2005.

Back to Contents

2007 form 20-F / FRANCE TELECOM 149

On a comparable basis, the 0.8% increase in capital expenditures on tangible and intangible assets excluding licenses, representing an increase of 28 million euros, can be explained primarily:

▪

by the 8.5% growth (99 million euros increase) in investment expenses for PCS Rest of the world, which was primarily driven by the increase in capital expenditures aimed at, on the one hand, expanding network coverage and deploying the GPRS technology in high-growth countries, and, on the other hand, to a lesser extent, the 3rd generation networks, mainly in Slovakia and Romania;

▪

by a 6.9% increase (65 million euros) in capital expenditures on tangible and intangible assets excluding licenses for PCS France, primarily due to the deployment of the HSDPA (High Speed Downlink Packet Access) network in nine French cities, the investments made to cover unconnected areas and the development of core network capacities; and

▪

by the 0.9% rise (5 million euros) in investment expenses for PCS Spain. This change reflected mainly the increase in investments related to the deployment of the 2nd and 3rd generation networks, the customer services platforms and the adoption of the Orange brand, offset in part by the reduction in IT-related investments.

These increases were partially offset:

▪

by the 17.5% decrease, representing a 102 million euros drop, in capital expenditures on tangible and intangible assets excluding licenses for PCS United Kingdom, with the majority of investments relating to the 3rd generation network deployment program carried out between 2003 and 2005; and

▪

by the 12.0% reduction ( 38 million euros) in capital expenditures on tangible and intangible assets excluding licenses for PCS Poland, reflecting mainly the slower deployment of the 3rd generation network (EDGE technology) over 2006 (most of the investments were carried out in 2005), partly offset by capital expenditures relating to the deployment of the HSDPA (High Speed Downlink Packet Access) network in 2006.

5.3.2.1.1.4

Telecommunication licenses - PCS

In 2006, telecommunication licenses, representing 283 million euros on a historical basis, corresponded almost exclusively to the fixed portion of the renewal for 15 years of Orange’s GSM license in France (see Section 5.3.1.4.2 “Telecommunication licenses”).

In 2005, acquisitions of mobile licenses totaled 97 million euros. These expenditures were primarily related to the acquisition of additional GSM frequencies by ECMS in Egypt for 64 million euros and the acquisition of a UMTS license by Orange Romania for 28 million euros.

5.3.2.1.2     From gross operating margin to operating income for Personal Communication Services (PCS)

For the years ended December 31, 2005 and 2006, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between GOM and operating income for the PCS segment.

(in millions of euros)	Years ended December 31
PERSONAL COMMUNICATION SERVICES (PCS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	9,686	9,441	8,471	2.6%	14.3%
Employee profit-sharing	(71)	-	(75)	-	(5.3)%
Share-based compensation	(13)	-	(45)	-	(71.1)%
Depreciation and amortization	(4,183)	(4,166)	(3,436)	0.4%	21.7%
Impairment of goodwill	(2,525)	-	-	-	-
Impairment of non-current assets	(31)	-	(363)	-	(91.5)%
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	(68)	-	(1)	-	ns
Share of profits (losses) of associates	-	-	(15)	-	-
OPERATING INCOME	2,795	-	4,536	-	(38.4)%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Depreciation and amortization - PCS

On a historical basis, depreciation and amortization increased 21.7%, from an expense of 3,436 million euros in 2005 to an expense of 4,183 million euros in 2006. This change notably factored in:

▪

the negative effect of the amortization of customer bases for Amena, the Sonatel and Jordan Telecommunications Company (JTC) subsidiaries; and

▪

the negative impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for a negative effect of 318 million euros.

On a comparable basis, depreciation and amortization remained stable between 2005 and 2006, totaling a charge of 4,183 million euros in 2006.

Impairment of goodwill - PCS

On a historical basis, the impairment of goodwill came at a loss of 2,525 million euros in 2006, compared with the absence of impairment of goodwill in 2005. This represented an impaiment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (a loss of 2,350 million euros) and an impairment loss recorded on Personal Communication Services in the Netherlands (a loss of 175 million euros).

Back to Contents

2007 form 20-F / FRANCE TELECOM 150

Impairment of non-current assets - PCS

On a historical basis, the impairment of non-current assets came at a loss of 363 million euros in 2005, against a loss of 31 million euros in 2006. In line with the “NExT” plan (“New Experience in Telecommunications”), the Amena brand acquired during business combinations was abandoned. This brand was subject to a specific impairment or accelerated depreciation and amortization over its residual life; for a loss of 345 million euros in 2005 and a loss of 14 million euros in 2006.

Operating income - PCS

On a historical basis, operating income for PCS segment totaled 2,795 million euros in 2006, compared with 4,536 million euros in 2005. This decrease between the two periods reflected primarily the combined effect of the impairment loss recorded on 2006 for a total amount of 2,525 million euros and the growth in depreciation and amortization, partially offset by the increase in the GOM.

5.3.2.2

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

5.3.2.2.1    From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Home Communication Services (HCS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

For the years ended December 31, 2005 and 2006, the following table sets forth the principal operating data for the HCS segment and the HCS sub-segments.

(in millions of euros)	Years ended December 31
HOME COMMUNICATION SERVICES (HCS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
HCS
Revenues	22,487	22,931	22,534	(1.9)%	(0.2)%
GOM	7,265	7,706	7,538	(5.7)%	(3.6)%
GOM / Revenues	32.3%	33.6%	33.5%
CAPEX	2,721	2,592	2,537	5.0%	7.3%
CAPEX / Revenues	12.1%	11.3%	11.3%
Average number of employees	134,447	141,417	139,886	(4.9)%	(3.9)%
HCS France
Revenues	17,657	17,835	17,718	(1.0)%	(0.3)%
GOM	5,650	5,970	5,920	(5.4)%	(4.6)%
GOM / Revenues	32.0%	33.5%	33.4%
CAPEX	1,928	1,829	1,805	5.4%	6.8%
CAPEX / Revenues	10.9%	10.3%	10.2%
Average number of employees	96,560	101,637	101,593	(5.0)%	(5.0)%
HCS Poland
Revenues	3,048	3,246	3,141	(6.1)%	(3.0)%
GOM	1,430	1,453	1,406	(1.6)%	1.8%
GOM / Revenues	46.9%	44.8%	44.7%
CAPEX	489	463	448	5.8%	9.2%
CAPEX / Revenues	16.1%	14.3%	14.3%
Average number of employees	29,748	31,244	31,097	(4.8)%	(4.3)%
HCS Rest of the world
Revenues	2,005	2,019	1,837	(0.7)%	9.2%
GOM	185	283	213	(34.7)%	(13.1)%
GOM / Revenues	9.2%	14.0%	11.6%
CAPEX	304	301	284	1.2%	7.3%
CAPEX / Revenues	15.2%	14.9%	15.4%
Average number of employees	8,138	8,537	7,196	(4.7)%	13.1%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 151

5.3.2.2.1.1

Revenues - HCS

Revenues - HCS France

For the years ended December 31, 2005 and 2006, the table below shows revenues by product line, as well as the operating indicators for Consumer Services and for Carrier Services, of the HCS France sub-segment.

HCS FRANCE	Years ended December 31
	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	17,657	17,835	17,718	(1.0)%	(0.3)%
Consumer Services	9,552	9,631	9,677	(0.8)%	(1.3)%
Carrier Services	5,776	5,812	5,504	(0.6)%	4.9%
Other HCS in France	2,329	2,392	2,537	(2.6)%	(8.2)%
Consumer Services
Number of Consumer telephone lines (3) (in millions)	25.5	-	26.9	-	(5.4)%
“Voice” telephone traffic of Consumer customers (4) (in billions of minutes)	40.4	-	47.1	-	(14.1)%
Number of Consumer customers for ADSL broadband usages (5)	5,920	-	4,457	-	32.8%
Number of subscribers to multi-service offers:
Number of leased Livebox (5)	3,437	-	1,559	-	120.5%
Number of subscribers to “Voice over IP” services (5)	2,081	-	830	-	150.7%
Number of subscribers to ADSL TV offers (5)	577	-	200	-	188.5%
Carrier Services
Traffic (in billions of minutes):
Domestic interconnection “voice” traffic	56.0	-	53.7	-	4.4%
Internet interconnection traffic	10.4	-	17.6	-	(41.0)%
Incoming international traffic	4.4	-	4.1	-	8.5%
Total number of unbundled telephone lines (5)	3,919	-	2,827	-	38.6%
Number of partially unbundled telephone lines (5)	1,810	-	2,229	-	(18.8)%
Number of fully unbundled telephone lines (5)	2,109	-	598	-	ns
Number of wholesale sales of ADSL access to third party IAPs (5) (6)	2,079	-	1,614	-	28.8%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   At end of period. This figure included: i) the standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers.

(4)   Excluding “Voice over IP” traffic.

(5)   In thousands. At end of period.

(6)   Included lines without low-speed telephone subscriptions (naked ADSL) since October 2006.

On a historical basis, HCS France sub-segment revenues were down 0.3% in 2006 compared with 2005, notably reflecting the impact of the transfer of call center outsourcing contracts from the PCS sub-segment to the HCS sub-segment, as well as the impact of other internal reorganizations among business segments with no effect at Group level.

Revenues from Consumer Services

On a historical basis, revenues from Consumer Services were down 1.3% in 2006 compared with 2005, notably reflecting the impact of the sale of France Telecom Câble (FTC) on March 31, 2005. On a comparable basis, the 0.8% decrease in Consumer Services revenues between 2005 and 2006 was largely due to the reduction in revenues from Consumer Calling services (switched telephone network “voice” traffic), partially offset by the increase in subscription fees on July 4, 2006 and the rapid development of ADSL broadband services, notably “Voice over IP” services. The ARPU for Consumer fixed-line services (see Section 5.12 “Financial Glossary”) rose considerably, driven by rapid growth on ADSL broadband services, up from 27.00 euros at December 31, 2005 to 28.00 euros at December 31, 2006.

Revenues from Consumer Subscription fees

The 0.3% increase in revenues from Consumer Subscription fees (on a historical basis and a comparable basis) was the result of two opposing phenomena:

▪

on the one hand, the 7.1% increase in the main subscription as of July 4, 2006, following the previous one-euro increase on March 3, 2005;

▪

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 152

Revenues from Consumer Calling services

Revenues from Consumer Calling services in 2006 were down 13.9% in relation to the previous year (both on a historical basis and a comparable basis), primarily in light of:

▪

the impact of lower prices on calls to mobile network (effective January 2, 2006 to all mobile operators); and

▪

the reduction in the total switched telephone traffic market (measured to the inter-connection), which has significantly intensified since September 2005 under the effect of growth in “Voice over IP” services. As a result, the level of traditional “voice” telephone traffic of Consumer customers was down 14.1% in 2006 compared with 2005.

At the same time, the market share in the traditional network telephone calls stabilized thanks to the success of i) the “Atout” line launched in August 2005, which includes unlimited package offers and ii) the “Optimales” line launched in June 2006, combining low-speed access and a traffic package in a single offer.

Revenues from Consumer Online and Internet access services

On a comparable basis, the 27.9% increase (28.0% on a historical basis) in revenues on Consumer Online and Internet access services between 2005 and 2006 was linked to the rapid development of ADSL broadband services, partially offset by the impact of lower rates. The number of Consumer customers for ADSL broadband usages was 5.920 million at December 31, 2006, up from 4.457 million one year earlier, representing an increase of 32.8% between the two dates.

The growth in broadband ADSL access was supplemented by:

▪

the number of leased Livebox gateways, which totaled 3.437 million at December 31, 2006, compared with 1.559 million one year earlier;

▪

the “Voice over IP” offer, initially sold as an option in addition to subscriptions for broadband Internet services and included, since June 2006, in the “Internet, Television, Telephone” multimedia broadband offer. At December 31, 2006, there were 2.081 million subscribers to “Voice over IP” services, compared with 0.830 million at December 31, 2005;

▪

ADSL television, which also grew rapidly, with close to 577 thousands customers at December 31, 2006 compared with 200 thousands one year earlier; and

▪

application services offered in addition to basic services, particularly the anti-virus and anti-spam security offers, which also developped rapidly.

The impact of the development of broadband ADSL usages was partially offset by the following:

▪

the continued reduction in the number of low-speed Internet customers as they migrated over to ADSL broadband, with 1.001 million low-speed customers at December 31, 2006, down from 1.509 million one year earlier; and

▪

the downward trend in revenues from the Télétel kiosque.

Revenues from Other Consumer services

On a comparable basis, the 11.0% reduction (down 15.8% on a historical basis) in revenues from Other Consumer services over 2006 compared with 2005 was due to the 24% drop in public phone traffic and card services and the downward trend in telephone handset leasing activity, with the number of leased terminals (excluding Livebox gateways) falling 18% in one year. These negative effects were partially offset by the substantial growth in revenues generated through portals and content services (Orange portals online advertising). Revenues from sales of terminals remained stable: the increase in DECT terminal sales, driven by the rapid expansion of “Voice over IP” services, offset the impact of the steady erosion of sales prices.

Revenues from Carrier Services

Revenues from Domestic Carrier services

The 6.3% revenue growth recorded by Domestic Carrier services on a comparable basis (5.4% on a historical basis) was essentially related to the rapid expansion of the ADSL broadband market, and more specifically the unbundling of telephone lines, with 3.919 million unbundled lines at December 31, 2006 (including 2.109 million full unbundled lines), up from 2,827 million at December 31, 2005 (including 598 thousands full unbundled lines). At the same time, revenues from wholesale sales of ADSL access to third party Internet access providers rose by 10.2%, owing to the increase in the number of ADSL access lines sold wholesale to third party Internet access providers, which totaled 2.079 million access lines at December 31, 2006, up from 1.614 million at December 31, 2005.

Domestic interconnection revenues fell by 1.7% on a comparable basis (down 3.6% on a historical basis): the impact of the growth in domestic interconnection “voice” traffic was offset by the marked reduction in “low-speed Internet” interconnection traffic. Lastly, revenues from data services to operators (leased lines and Turbo DSL services) were down 3.0%, linked to rate cuts on Turbo DSL at the end of 2005.

Revenues from Other Carrier services

The 6.5% drop in revenues from Other Carrier services on a comparable basis (an increase of 4.5% on a historical basis) corresponded to a great extent to the decrease in revenues from services provided to other segments (lower telephone traffic volume and lower prices linked in particular to call terminations to mobiles).

The impact of these reductions was partially offset by the 3.0% increase on a comparable basis (2.8% increase on a historical basis) in revenues from international carrier services.

Lastly, revenues relating to undersea cable installation and maintenance services remained stable over 2006 compared with the previous year.

Revenues from Other Home Communication Services in France

On a historical basis, revenues from Other Home Communication Services in France came to 2,329 million euros in 2006, compared with 2,537 million euros in 2005, down 8.2% over the period. This reduction primarily reflected the transfer of technical assistance services from “Other Home Communication Services in France” of the HCS France sub-segment to “Carrier Services” of the HCS France sub-segment.

Back to Contents

2007 form 20-F / FRANCE TELECOM 153

On a comparable basis, revenues from Other Home Communication Services in France fell by 2.6% between 2005 and 2006, mainly as a result of the following:

▪

the slight downturn on services provided to other business segments (distribution of products and services, sales administration, customer service, interconnnection, maintenance and billing), which accounted for more than 80% of revenues from Other Home Communication Services in France;

▪

the reduction in revenues generated by Operator Information Services, after the market was fully opened up to competition in November 2005 and the “12” decree on April 3, 2006; and

▪

the reduction in revenues related to equipment sales and leasing. This item included sales of fixed-line and mobile accessories in stores and equipment sales by the subsidiary EGT, whose business was refocused on videophony following the sale of its fax business on May 31, 2005.

These reductions were partially offset by the rise in home customer assistance services and growth in the online business (e-commerce) with the purchase of TopAchat Clust in April 2006.

Revenues - HCS Poland

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the HCS Poland sub-segment.

	Years ended December 31
HCS POLAND	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	3,048	3,246	3,141	(6.1)%	(3.0)%
Consumer and Business customers
Number of fixed-line telephony customers (3) (4)	10,128	10,607	10,607	(4.5)%	(4.5)%
Number of broadband Internet customers (3) (5)	1,712	1,166	1,166	46.8%	46.8%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   The number of fixed-line telephony customers at December 31, 2005 has been corrected.

(5)   ADSL and SDI technology (rapid Internet access technology).

On a historical basis, revenues on the HCS Poland sub-segment, coming in at 3,048 million euros in 2006, fell slightly by 3.0% compared with 2005, due to the positive impact of the change in the exchange rate for the Polish zloty and the euro between 2005 and 2006.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 154

Revenues - HCS Rest of the world

For the years ended December 31, 2005 and 2006, the table below sets out the operating indicators for the HCS Rest of the world sub-segment.

	Years ended December 31
HCS REST OF THE WORLD	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Spain
Revenues (2)	558	658	646	(15.2)%	(13.7)%
Number of broadband Internet customers (ADSL) (3)	640	563	563	13.7%	13.7%
United Kingdom
Revenues (2)	426	426	425	0.1%	0.4%
Number of broadband Internet customers (ADSL) (3)	1,063	906	906	17.3%	17.3%
Netherlands
Revenues (2)	100	81	81	24.5%	24.5%
Number of broadband Internet customers (ADSL + Cable) (3)	488	506	506	(3.6)%	(3.6)%
Senegal (4)
Revenues (2)	378	321	233	17.8%	62.4%
Number of fixed-line telephony customers (3)	283	267	267	6.0%	6.0%
Jordan (5)
Revenues (2)	203	207	118	(1.9)%	71.1%
Number of fixed-line telephony customers (3)	614	628	251	(2.2)%	144.6%
Ivory Coast
Revenues (2)	169	161	161	4.8%	4.8%
Number of fixed-line telephony customers (3)	271	244	244	11.1%	11.1%
Other subsidiaries (6)
Revenues (7)	171	166	173	3.3%	(1.3)%
TOTAL
Revenues (2)	2,005	2,019	1,837	(0.7)%	9.2%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   In thousands. At end of period.

(4)   Sonatel fully consolidated on July 1, 2005, previously proportionately consolidated at 42.33% (see Note 4 to the consolidated financial statements).

(5)   Jordan Telecommunications Company (JTC) and its subsidiaries fully consolidated on July 5, 2006, previously proportionately consolidated at 40.0% (see Note 4 to the consolidated financial statements).

(6)   Other subsidiaries include in particular subsidiaries in Mauritius.

(7)   In millions of euros. Includes the revenues from other subsidiaries and eliminations.

Revenues for the HCS Rest of the world sub-segment rose 9.2% on a historical basis to 2,005 million euros in 2006, primarily due to the favorable impact of changes in the scope of consolidation and other changes (a positive effect of 190 million euros) and partly offset by the negative impact of foreign exchange fluctuations (a negative effect of 8 million euros).

Changes in the scope of consolidation notably included the full consolidation of i) Sonatel on July 1, 2005, and ii) Jordan Telecommunications Company and its subsidiaries on July 5, 2006.

On a comparable basis, the 0.7% reduction in revenues recorded by the HCS Rest of the world sub-segment primarily reflected the downturn in revenues in Spain, partially offset by revenue growth in Senegal and the Netherlands.

5.3.2.2.1.2

Gross operating margin - HCS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, HCS GOM were down 3.6% between 2005 and 2006, coming in at 7.265 billion euros, including in particular the impact of i) the changes in the scope of consolidation, relative primarily to the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, and to the full consolidation of Sonatel on July 1, 2005, and ii) other changes concerning primarily the impact of other internal reorganizations among business segments with no effect at Group level.

Back to Contents

2007 form 20-F / FRANCE TELECOM 155

On a comparable basis, the 5.7% drop in HCS GOM, representing a degradation of 441 million euros between 2005 and 2006, can be explained:

▪

by the 5.4% decrease (320 million euros) in HCS France GOM between 2005 and 2006 due to the combined impact of the decrease in revenues and the increase in operating expenses included in the GOM. The operating expenses included in the GOM notably include the recognition in 2005 of a provision reversal for 199 million euros relating to the Group’s activities in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements) and the recognition in 2006, i) of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Notes 3 and 6 to the consolidated financial statements), and ii) an income of 74 million euros for a settlement indemnity relating to the Group’s activities in Lebanon. The increase of 529 million in operating expenses included in the GOM euros reflected mainly i) the increase in outsourcing fees related to technical operation and maintenance, resulting in particular from the increase in outsourcing fees for assistance, generated primarily by the rapid growth of ADSL multi-service offers and the unbundling of telephone lines, ii) the sharp increase in call center outsourcing fees and iii) the increase in commercial expenses, driven principally by the increase in the purchases for handsets and other products sold (notably Livebox). These increases were partially offset by the reduction in service fees and inter-operator costs, following the reduction in the price of fixed-to-mobile call termination rates, and by the decrease in labour expenses (wages and employee benefit expenses), related primarily to the reduction in the workforce in the HCS France sub-segment;

▪

by the 34.7% reduction in HCS Rest of the world GOM. This 98 million euros decrease was essentially generated by the reduction in the GOM for Spain because of lower revenues, partially offset by the increase in the GOM for Senegal and the Netherlands generated by higher revenues; and

▪

by the 1.6% reduction (23 million euros) in HCS Poland GOM due primarily to the drop in revenues, partially offset by significant cost savings achieved through strict control over operating expenses included in the GOM. These gains mainly concerned i) service fees and inter-operator costs, down 8.4%, mainly as a result of the drop in traffic to local operators, ii) outsourcing fees relating to technical operation and maintenance, and IT expenses, thanks to the savings achieved on fixed-line telephone installations and maintenance, after renegotiating subcontracting agreements, iii) labour expenses (wages and employee benefit expenses), down 2.7% because of a reduction in the number of employees (active employees at end of period) under the restructuring plan, resulting in a 4.8% reduction in the average number of employees (full-time equivalents) between 2005 and 2006, and iv) overheads, down 5.4% due to cost-control focus.

5.3.2.2.1.3

Capital expenditures on tangible and intangible assets excluding licenses - HCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses grew 7.3% coming in at 2.721 billion euros in 2006. This increase primarily include the impact of i) other changes concerning primarily the impact of other internal reorganizations among business segments with no effect at Group level, and ii) the changes in the scope of consolidation, relative primarily to the full consolidation of Sonatel on July 1, 2005, and to the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006.

On a comparable basis, the 5.0% increase (129 million euros in 2006) in HCS capital expenditures on tangible and intangible assets excluding licenses concerned:

▪

the 5.4% increase (99 million euros) in capital expenditures on tangible and intangible assets excluding licenses for HCS France. This growth primarily concerned, i) leased terminals and Livebox, up 79 million euros, as a result of the success of the Livebox (3.437 million leased Livebox gateways at December 31, 2006 compared with 1.559 million one year earlier) and, to a lesser extent, the development of the ADSL digital television offer, with close to 577 thousands customers at December 31, 2006, and ii) customer service platforms, up 55 million euros, notably driven by growth on service platforms and license purchases linked to the “Voice over IP”. Conversely, IT and equipment infrastructure-related investments linked to the network fell in 2006 compared with 2005, thanks to measures aimed at optimizing applications and computer equipment as well as the network occupancy rate;

▪

the 5.8% rise (27 million euros) in capital expenditures on tangible and intangible assets excluding licenses for HCS Poland. This increase was primarily tied to the launch of new products and convergent offers, primarily for high-growth activities (data services). Leased handset and Livebox investments rose sharply, owing to the launch of the Livebox in 2006 with nearly 150 thousands Livebox leased at December 31, 2006; and

▪

the 1.2% increase (4 million euros) in capital expenditures on tangible and intangible assets excluding licenses for HCS Rest of the world sub-segment. This increase mainly reflected growth in capital expenditures in the United Kingdom (up 27 million euros), resulting from the success of the Livebox and the development of unbundling, offset in part by the reduction in capital expenditures in Spain.

Back to Contents

2007 form 20-F / FRANCE TELECOM 156

5.3.2.2.2     From gross operating margin to operating income for Home Communication Services (HCS)

For the years ended December 31, 2005 and 2006, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between GOM and operating income for the HCS segment.

(in millions of euros)	Years ended December 31
HOME COMMUNICATION SERVICES (HCS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	7,265	7,706	7,538	(5.7)%	(3.6)%
Employee profit-sharing	(252)	-	(253)	-	(0.4)%
Share-based compensation	(14)	-	(92)	-	(84.8)%
Depreciation and amortization	(3,241)	(3,209)	(3,116)	1.0%	4.0%
Impairment of goodwill	(275)	-	(11)	-	ns
Impairment of non-current assets	(72)	-	(14)	-	ns
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	(474)	-	(380)	-	24.7%
Share of profits (losses) of associates	24	-	35	-	(31.4)%
OPERATING INCOME	2,961	-	3,707	-	(20.1)%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Depreciation and amortization - HCS

On a historical basis, depreciation and amortization increased 4.0%, from an expense of 3,116 million euros in 2005 to an expense of 3,241 million euros in 2006. This change notably factored in:

▪

the negative effect of the amortization of customer bases for Jordan Telecommunications Company (JTC), Sonatel and their subsidiaries; and

▪

the negative impact of i) the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 and ii) the full consolidation of Sonatel and its subsidiaries on July 1, 2005.

On a comparable basis, depreciation and amortization rose 1.0% between 2005 and 2006, totaling a charge of 3,241 million euros in 2006.

Impairment of goodwill - HCS

On a historical basis, the impairment of goodwill came at a loss of 275 million euros in 2006, compared with a loss of 11 million euros in 2005. This increase included the growth in the impairment loss recorded on TP Group.

Operating income - HCS

On a historical basis, operating income for HCS segment totaled 2,961 million euros in 2006, compared with 3,707 million euros in 2005. This decrease between the two periods reflected primarily the combined effect of the reduction in the GOM and the growth in the impairment of goodwill.

5.3.2.3

Enterprise Communication Services (ECS)

The ECS segment covers business communication solutions and services in France and around the world.

5.3.2.3.1     From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Enterprise Communication Services (ECS)

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 157

For the years ended December 31, 2005 and 2006, the following table sets forth the principal operating data for the ECS segment.

(in millions of euros)	Years ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	7,652	8,046	7,785	(4.9)%	(1.7)%
GOM	1,590	1,897	1,949	(16.1)%	(18.4)%
GOM / Revenues	20.8%	23.6%	25.0%
CAPEX	430	362	370	19.0%	16.0%
CAPEX / Revenues	5.6%	4.5%	4.8%
Average number of employees	17,367	16,920	16,809	2.6%	3.3%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

5.3.2.3.1.1

Revenues - ECS

For the years ended December 31, 2005 and 2006, the table below shows the revenues by product line and the operating indicators for the ECS segment.

	Years ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	7,652	8,046	7,785	(4.9)%	(1.7)%
Business network legacy	4,063	4,727	4,726	(14.0)%	(14.0)%
Advanced business network	1,879	1,694	1,702	10.9%	10.4%
Extended business services	836	752	747	11.1%	11.9%
Other business services	874	872	611	0.3%	43.2%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.8	-	5.9	-	(1.9)%
Total number of permanent accesses to data networks in France (4) (5)	300.3	-	285.6	-	5.2%
o/w Number of IP-VPN accesses in France (4) (5)	209.2	-	145.3	-	44.0%
Number of IP-VPN accesses worldwide (5)	256.1	-	184.1	-	39.1%
Number of Business Everywhere mobile services users in France (5)	485.8	-	407.8	-	19.1%

(1)   Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

(2)   In millions of euros.

(3)   At end of period. This figure included standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.

(4)   Access by customers outside the France Telecom group, excluding carrier market.

(5)   In thousands. At end of period.

On a historical basis, the ECS segment revenues fell by 1.7% between 2005 and 2006, notably reflecting i) the impact of the transfer of the PABX activity (Private Automatic Branch eXchange) from the HCS segment to the ECS segment, and ii) the positive impact of changes in the scope of consolidation following the acquisition of Diwan Group and Neocles Corporate over the second half of 2006.

Revenues from Business network legacy

On both a historical and a comparable basis, the drop in Business network legacy revenues was primarily linked to the reduction in data legacy revenues and, to a lesser extent, the drop in voice legacy revenues.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 158

On a comparable basis, the 5.4% reduction in voice legacy revenues, representing 67% of Business network legacy revenues, between 2005 and 2006 was driven by:

▪

the impact of the price cuts, primarily linked to rate cuts made at the beginning of the year on fixed-to-mobile calls and to the calling discounts granted to businesses;

▪

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

Revenues from the Advanced business network

The significant growth in revenues recorded on Advanced business network (up 10.4% on a historical basis and 10.9% on a comparable basis between 2005 and 2006) primarily reflected growth in revenues from business network IP.

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

Revenues from Extended business services

Revenues from Extended business services rose 11.9% on a historical basis and 11.1% on a comparable basis. This growth was primarily generated by the increase in revenues from platform services, including messaging services, application infrastructure management, security and machine-to-machine solutions and customer relationship management, with 19.1% growth on a comparable basis between 2005 and 2006, primarily in France. Revenues on integration services, which include revenues linked to on-site services and customer assistance, were up 12.4% in 2006 compared with 2005 on a comparable basis. Lastly, revenues from professional services rose by 2.7% in 2006 compared with 2005 on a comparable basis.

Revenues from Other business services

Revenues from Other business services include revenues generated by broadcasting, a market in which France Telecom operates through its subsidiary GlobeCast, as well as revenues recorded on the sale and leasing of network equipment (PBXs, IPBXs, routers). The 43.2% increase in revenues on Other business services between 2005 and 2006 on a historical basis was primarily due to the transfer of the PABX activity (Private Automatic Branch eXchange) from the HCS segment to the ECS segment.

5.3.2.3.1.2

Gross operating margin - ECS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

In 2006, the ECS segment GOM was 1,590 million euros, down 18.4% in relation to 2005 on a historical basis.

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

5.3.2.3.1.3

Capital expenditures on tangible and intangible assets excluding licenses - ECS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Capital expenditures on tangible and intangible assets excluding licenses totaled 430 million euros in 2006, up 16.0% on a historical basis and 19.0% on a comparable basis in relation to 2005. This increase was primarily due to investments made in high-growth countries and the contracts signed relating to the service business.

Back to Contents

2007 form 20-F / FRANCE TELECOM 159

5.3.2.3.2     From gross operating margin to operating income for Enterprise Communication Services (ECS)

For the years ended December 31, 2005 and 2006, the following table shows the progression from GOM to operating income, detailing the total operating expenses included between GOM and operating income for the ECS segment.

(in millions of euros)	Years ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS)	2006 historical basis	2005 comparable basis (1)	2005 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	1,590	1,897	1,949	(16.2)%	(18.4)%
Employee profit-sharing	(23)	-	(21)	-	9.5%
Share-based compensation	(3)	-	(21)	-	(85.7)%
Depreciation and amortization	(402)	(451)	(477)	(10.9)%	(15.7)%
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(2)	-	(191)	-	(99.0)%
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	(25)	-	(73)	-	(65.8)%
Share of profits (losses) of associates	-	-	-	-	-
OPERATING INCOME	1,135	-	1,166	-	(2.7)%
(1) Unaudited data. See Section 5.5.2 “Transition from data on a historical basis to data on a comparable basis for 2005”.

Depreciation and amortization - ECS

On a historical basis, depreciation and amortization decreased 15.7%, from an expense of 477 million euros in 2005 to an expense of 402 million euros in 2006. This change notably factored in the positive impact of other internal reorganizations between business segments with no impact at the Group level.

On a comparable basis, depreciation and amortization decreased 10.8% between 2005 and 2006 and included notably the end of amortization of customer bases for Equant.

Impairment of non-current assets - ECS

On a historical basis, the impairment of non-current assets came at a loss of 191 million euros in 2005. In line with the “NExT” plan (“New Experience in Telecommunications”), the Equant brand acquired during business combinations was abandoned. This brand was subject to a specific impairment or accelerated depreciation and amortization over its residual life, for a loss of 191 million euros in 2005.

Operating income - ECS

On a historical basis, operating income for ECS segment totaled 1,135 million euros in 2006, compared with 1,166 million euros in 2005. This decrease between the two periods reflected primarily the effect of the reduction in the GOM, which largely offset the gain in the impairment of non-current assets and in depreciation and amortization.

5.4     CASH FLOWS, SHAREHOLDERS’ EQUITY AND FINANCIAL DEBT

This section is divided into three main parts:

i.

an analysis of the France Telecom group’s liquidity and cash flows, discussing organic cash flow, net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities;

ii.

a presentation of the Group’s shareholders’ equity; and

iii.

a discussion on the Group’s financial debt and financing resources.

Back to Contents

2007 form 20-F / FRANCE TELECOM 160

5.4.1     Liquidity and Cash Flows

Simplified Consolidated Statement of Cash Flows (1)

For the years ended December 31, 2005, 2006 and 2007, the following table shows the simplified consolidated cash flows for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Net cash provided by operating activities	14,644	13,863	12,697
Net cash used in investing activities	(6,881)	(4,691)	(5,591)
Net cash used in financing activities	(7,654)	(9,271)	(7,346)
Net change in cash and cash equivalents	109	(99)	(240)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(54)	(28)	23
Cash and cash equivalents at beginning of year	3,970	4,097	3,370
CASH AND CASH EQUIVALENTS AT END OF YEAR	4,025	3,970	3,153
(1) For more details, see “Consolidated statement of cash flows ” in the consolidated financial statements and Note 31 to the consolidated financial statements.

At the date of this annual report , France Telecom believes that its existing cash resources and cash from operations are sufficient to finance its foreseeable working capital requirements.

Organic Cash Flow

“Organic cash flow” is a non-GAAP financial measure. For information on the calculation of the organic cash flow and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

France Telecom used organic cash flow (for information on the calculation of organic cash flow and the reasons for which France Telecom uses this measure, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”) as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see Section 5.12 “Financial glossary”) and excluding proceeds from the sales of investment securities (net of cash transferred).

France Telecom uses organic cash flow as an operational performance indicator in order to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

Back to Contents

2007 form 20-F / FRANCE TELECOM 161

From GOM to Net Cash provided by Operating Activities

For the years ended December 31, 2005, 2006 and 2007, the following table shows the transition from GOM to net cash provided by operating activities for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 excluding PagesJaunes Groupe (1)	2006 historical basis	2005 historical basis
GOM	19,116	18,539	18,539	17,953
GOM of discontinued operations (1)	-	-	361	463
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(2,411)	(2,695)	(2,684)	(3,074)
Payments made for early retirement plan (2)	(893)	(953)	(953)	(887)
Income tax paid	(791)	(481)	(606)	(811)
Employee profit-sharing paid	(346)	(349)	(382)	(280)
Restructuring costs paid (3)	(272)	(237)	(237)	(250)
Change in total working capital requirement (4) (5)	281	(17)	43	895
Change in operating working capital requirement (4)	61	(336)	(235)	783
Change in other items of working capital requirement (5)	220	319	278	112
Neutralization of the non-monetary items and other items paid	(40)	(219)	(218)	(635)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,644	13,588	13,863	13,374

(1)   PagesJaunes Groupe was disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

(2)   See Notes 2, 9, 11, 28 and 32 to the consolidated financial statements.

(3)   Excluding payments made for early retirement plan (see table above).

(4)   See Section 5.12 “Financial glossary”.

(5)   Excluding disbursed employee profit sharing (cf. above in table).

From Net Cash provided by Operating Activities to Organic Cash Flow

For the years ended December 31, 2005, 2006 and 2007, the following table shows the transition from net cash provided by operating activities to organic cash flow for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 excluding PagesJaunes Groupe (1)	2006 historical basis	2005 historical basis
Net cash provided by operating activities	14,644	13,588	13,863	13,374
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(6,939)	(6,787)	(6,811)	(6,108)
- CAPEX of continuing operations (2)	(6,979)	(6,732)	(6,732)	(6,033)
- CAPEX of discontinued operations (1)	-	-	(24)	(12)
- Telecommunication licenses (2)	(85)	(283)	(283)	(97)
- Increase (decrease) in amounts due to fixed asset suppliers	125	228	228	34
Proceeds from sales of property, plant and equipment and intangible assets	113	105	105	215
ORGANIC CASH FLOW	7,818	6,906	7,157	7,481

(1)   PagesJaunes Groupe was disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

(2)   See Sections 5.2.1.4 and 5.3.1.4 “Group capital expenditure” and Note 3 to the consolidated financial statements.

Organic cash flow amounted to 7.818 billion euros in 2007, compared with 7.157 billion euros in 2006, showing an increase of 661 million euros. This increase can be explained mainly by the increase in net cash provided by operating activities, in conjunction specifically with the increase in GOM. Organic cash flow for the 2006 financial year includes PagesJaunes Groupe, a business disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements). Excluding the PagesJaunes Groupe in 2006, organic cash flow increased 912 million euros, changing from 6.906 billion euros in 2006 to 7.818 billion euros in 2007.

The share of organic cash flow which may be allocated to minority shareholders stood at 746 million euros in 2007 compared with 1.045 billion euros in 2006 (930 million euros excluding PagesJaunes Groupe).

Back to Contents

2007 form 20-F / FRANCE TELECOM 162

Net Cash provided by Operating Activities

Net cash provided by operating activities was 14.644 billion euros in 2007, an increase of 781 million euros compared to 2006 (13.863 billion euros).

Change in net cash provided by operating activities between 2006 and 2007

The table below sets out the change in net cash provided by operating activities between 2006 and 2007 by increase and decrease factors for the France Telecom group.

(in millions of euros)	Years ended December 31
Net cash provided by operating activities for 2006 (historical basis)	13,863
Increase factors:
Increase in the GOM of continuing operations	577
Increase in the change in total working capital requirement (1)	279
- Increase in the change in operating working capital requirement (1)	296
- Decrease in the change in other items of working capital requirement	(17)
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	273
Decrease factors:
GOM of discontinued operations (an item specific to 2006) (2)	(361)
Increase in income tax paid	(185)
Other items	198
NET CASH PROVIDED BY OPERATING ACTIVITIES FOR 2007	14,644
(1) See Section 5.12 “Financial glossary”. (2) GOM of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

In 2007, the 294 million euros improvement in the overall working capital requirements (see Section 5.12 “Financial glossary”) was mainly the result of the combined effect of the increase in supplier debts and the reduction in payment time for customer receivables due. In 2006, the improvement in overall working capital requirements was 15 million euros.

Change in net cash provided by operating activities between 2005 and 2006

The table below sets out the change in net cash provided by operating activities between 2005 and 2006 by increase and decrease factors for the France Telecom group.

(in millions of euros)	Years ended December 31
Net cash provided by operating activities for 2005 (historical basis)	13,374
Increase factors:
Increase in the GOM of continuing operations	586
Decrease in interest paid and exchange rates effects on derivatives, net(net of dividends and interest income received)	390
Decrease in income tax paid	205
Decrease factors:
Decrease in the change in total working capital requirement (1)	(982)
Decrease in the GOM of discontinued operations (2)	(102)
Other items (3)	392
NET CASH PROVIDED BY OPERATING ACTIVITIES FOR 2006 (HISTORICAL BASIS)	13,863

(1)   See Section 5.12 “Financial glossary”.

(2)   GOM of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

(3)   Primarily included the change in the neutralization of the non-monetary items included in the GOM.

Back to Contents

2007 form 20-F / FRANCE TELECOM 163

Net cash used in investing Activities

Net cash used in investing activities stood at 6.881 billion euros in 2007, compared with 4.691 billion euros in 2006.

Acquisitions and Sales of Property, Plant and Equipment and Intangible Assets

For the years ended December 31, 2005, 2006 and 2007, the table below presents the change in acquisition and sales of property, plant and equipment and intangible assets for the France Telecom group.

(in millions of euros)	Years ended December 31
ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS)	2007	2006 historical basis	2005 historical basis
Acquisitions of property, plant and equipment and intangible assets	(7,064)	(7,039)	(6,142)
- CAPEX of continuing operations (1)	(6,979)	(6,732)	(6,033)
- CAPEX of discontinued operations (2)	-	(24)	(12)
- Telecommunication licenses (1)	(85)	(283)	(97)
Increase (decrease) in amounts due to fixed asset suppliers	125	228	34
Proceeds from sales of property, plant and equipment and intangible assets	113	105	215
GROUP TOTAL	(6,826)	(6,706)	(5,893)

(1)   See Sections 5.2.1.4 and 5.3.1.4 “Group capital expenditure” and Note 3 to the consolidated financial statements.

(2)   Capital expenditures on tangible and intangible assets of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

Cash paid for Investment Securities

For the years ended December 31, 2005, 2006 and 2007, the table below shows a breakdown of the cash paid for investment securities for the France Telecom group.

(in millions of euros)	Years ended December 31
CASH PAID FOR INVESTMENT SECURITIES (NET OF CASH ACQUIRED) (1)	2007	2006 historical basis	2005 historical basis
Acquisition of 100% of T-Online Telecommunications Spain which became FT España ISP (operating under the Ya.com brand) (2)	(319)	-	-
Acquisition of 51% of Telkom Kenya (2)	(270)	-	-
Purchase of 2% of treasury shares by TP S.A.	(185)	-	-
Acquisition of 33.5% of Orange Moldova (former Voxtel) (2)	(103)	-	-
Acquisition of 96.1% of Groupe Silicomp (2)	(96)	-	-
Acquisition of 90% of VOXmobile by Mobistar (2)	(80)	-	-
Acquisition of 1.7% of Amena (3)	-	(113)	-
Acquisition of 15.8% of Jordan Telecommunications Company (JTC) (4)	-	(68)	-
Acquisition of 99.5% of Groupe Diwan	-	(39)	-
Acquisition of 77.7% of Amena (5)	-	-	(6,038)
Acquisition of 54.1% of Equant	-	-	(590)
Acquisition of 23.5% of Orange Romania	-	-	(404)
Acquisition of 36.1% of Orange Slovensko	-	-	(502)
Other acquisitions	(64)	(35)	(69)
GROUP TOTAL	(1,117)	(255)	(7,603)

(1)   See Note 4 to the consolidated financial statements.

(2)   See Section 5.1.4 “Main events that took place in 2007”.

(3)   Acquisition in March 2006 by France Telecom of an additional 0.6% stake in Auna, which became France Telecom Operadores de Telecommunicaciones S.A. (FTOT), and acquisition by FTOT of an additional 1.4% stake in Retevision Movil S.A. (Amena). Since the merger of the FT España, FTOT and Amena companies to create FT España in July 2006, France Telecom held a 79.3% stake in FT España.

(4)   Acquisition in April 2006 by France Telecom of an additional 12% stake in Jitco, the holding company of Jordan Telecommunications Company (JTC), and acquisition by France Telecom, successively in July and November 2006, of 10% and 1% less one share in JTC. At the end of those transactions, France Telecom held directly or indirectly 51% minus one share of JTC.

(5)   Acquisition of 77.7% of the Spanish mobile operator Amena for 6,038 million euros net of the cash acquired. Under the terms of an agreement signed on July 29, 2005 with the Auna shareholders, France Telecom acquired on November 8, 2005, for the amount of 6,429 million euros in cash, 79.4% of the stock in Auna, a company holding 97.9% of Retevision Movil S.A., the mobile operator with the commercial name of “Amena”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 164

Cash paid for investment securities, net of cash acquired, was 1.117 billion euros in 2007, compared with 255 million euros in 2006. The main acquisitions of investment securities for the 2007 financial year are described in Section 5.1.4 “Main events that took place in 2007” and in Note 4 to the consolidated financial statements.

Proceeds from Sales of Investment Securities

For the years ended December 31, 2005, 2006 and 2007, the following table shows a breakdown of the proceeds from sales of investment securities for the France Telecom group.

(in millions of euros)	Years ended December 31
PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH TRANSFERRED) (1)	2007	2006 historical basis	2005 historical basis
Proceeds from sale of 100% of Orange’s Internet and mobile businesses in the Netherlands (2)	1,306	-	-
Price supplement tied to the sale of Tower Participations (company holding TDF) (2)	254	-	-
Proceeds from sale of 20% of Bluebirds Participations France(company holding Eutelsat Communications) (2)	110	-	-
Effect of the share restructuring in One GmbH (2)	82
Proceeds from sale of 54% of PagesJaunes Groupe (4)	-	2,697	-
Proceeds from sale of 100% of France Telecom Mobile Satellite Communications (FTMSC)	-	46	-
Proceeds from sale of 20% of Ypso Holding (cable network activities)	-	44	311
Proceeds from sale of 8% of PagesJaunes Group			440
Proceeds from sale of 36.2% of Tower Participations (company holding TDF)			400
Proceeds from sale of 27.3% of MobilCom			265
Proceeds from sale of 5.4% of Intelsat			115
Other proceeds from sales	56	22	64
GROUP TOTAL	1,808	2,809	1,595

(1)   See Notes 4 and 8 to the consolidated financial statements.

(2)   See Section 5.1.4 “Main events that took place in 2007”.

(3)   On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd (KKR), for 3.287 billion euros, net of disposal costs. In 2006, the proceeds from the disposal, which stood at 2.983 billion euros, were recorded under consolidated net income after tax of discontinued operations (see Section 5.2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements). After acknowledgement of repayment current accounts and the cash transferred disposed of, the net proceeds of this disposal stand at 2.697 billion euros.

The proceeds from sales of investment securities, net of cash transferred, stood at 1.808 billion euros in 2007, compared with 2.809 billion euros in 2006. The main disposal proceeds for investment securities for the 2007 financial year are described in Section 5.1.4 “Main events that took place in 2007” and in Notes 4 and 8 to the consolidated financial statements.

Change in Marketable Securities and other Assets

In 2007, marketable securities and other assets increased by 746 million euros (following an increase of 539 million euros in 2006). In 2007, this figure included  mainly the deposit of 757 million euros in an escrow account. This deposit concerned the dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (see Notes 18 and 33 to the consolidated financial statements). The placing into escrow of this deposit increased net financial debt at December 31, 2007, but had no impact on the Group’s organic cash flow in 2007.

Net Cash used in Financing Activities

Net cash used in financing activities represented overall a requirement of 7.654 billion euros in 2007, compared with a requirement of 9.271 billion euros in 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 165

For the years ended December 31, 2005, 2006 and 2007, the following table shows a breakdown of the net cash used in financing activities for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Issuances (1)	3,946	1,513	4,132
Bonds (convertible, exchangeable or redeemable into shares) issues by France Telecom S.A.	3,122	928	2,485
EMTN (2) bank borrowings issues by France Telecom S.A.	600	456	1,500
Other issuances	224	129	147
Redemptions and repayments (1)	(6,546)	(6,658)	(6,738)
Bonds (convertible, exchangeable or redeemable into shares) redemptions by France Telecom S.A.	(3,123)	(2,787)	(4,403)
Redemptions of EMTN (2) bank borrowings by France Telecom S.A.	(1,629)	(1,200)	(1,714)
Bonds redemptions by TP S.A. Eurofinance	(475)	(500)	(75)
Redemptions of syndicated credit lines by FT España	(400)	(250)	(170)
Redemptions of perpetual bonds redeemable for shares (TDIRAs) (3)	(383)	(645)	(243)
Redemption of in-substance defeasance deposit (4)	-	-	574
Redemption of Tele Invest II debt (5)	-	-	(351)
Other redemptions and repayments	(437)	(552)	(433)
Exchange rates effects on derivatives, net	(99)	(724)	77
Increase (decrease) in bank overdrafts and short-term borrowings (1)	(906)	(1,117)	(134)
Decrease (increase) in deposits and other debt-linked financial assets (1)	(330)	192	493
Purchase of treasury shares (6)	(214)	(10)	-
Capital increase (6)	140	54	2,997
Dividends paid and contributions (6)	(3,744)	(3,245)	(1,610)
Dividends paid by France Telecom S.A.	(3,117)	(2,602)	(1,184)
Dividends paid by the subsidiaries to minority shareholders	(677)	(593)	(442)
Minority shareholders’ contributions	50	(50)	16
NET CASH USED IN FINANCING ACTIVITIES	(7,654)	(9,271)	(860)

(1)   See Notes 20, 21 and 22 to the consolidated financial statements.

(2)   Euro Medium Term Notes.

(3)   Of which 16 million euros in 2007 and 42 million euros in 2006 posted under the entry “Shareholders’ equity portion of hybrid debts” (see Note 21 to the consolidated financial statements).

(4)   The deposits made as part of the in-substance defeasance operations of Orange in the United Kingdom were repaid in 2005 for 574 million euros after a first demand guarantee was set up.

(5)   On January 17, 2005, France Telecom acquired 3.57% of the share capital of TP S.A. held until that date by Tele Invest II. The price paid by France Telecom to Tele Invest II amounted to 351 million euros and allowed Tele Invest II to repay its pre-existing debt to France Telecom in full.

(6)   See Note 30 to the consolidated financial statements.

Management of covenants is described in Note 24 to the consolidated financial statements.

5.4.2     Shareholders’ equity

At December 31, 2007, the state held, directly or indirectly via ERAP, a state-owned industrial and commercial establishment, 27.3% of the capital in France Telecom S.A., compared with 32.4% at December 31, 2006 (see Note 30 to the consolidated financial statements).

Change in Shareholders’ Equity between 2006 and 2007

The table below sets forth the change in shareholders’ equity between 2006 and 2007 for the France Telecom group, detailing between shareholders’ equity attributable to equity holders of France Telecom S.A. and to that attributable to minority interests.

Back to Contents

2007 form 20-F / FRANCE TELECOM 166

(in millions of euros)	Years ended December 31
Shareholders’ equity at December 31, 2006 (historical basis)	31,638
Shareholders’ equity attributable to equity holders of France Telecom S.A.	26,794
Minority interests	4,844
Change in shareholders’ equity attributable to equity holders of France Telecom S.A. (1)	3,061
Net income for 2007	6,300
Distribution of dividends by France Telecom S.A.	(3,117)
Unrealized foreign exchange gains (losses)	(467)
Other changes	345
Change in minority interests (1)	(374)
SHAREHOLDERS’ EQUITY AT DECEMBER 31, 2007	34,325
Shareholders’ equity attributable to equity holders of France Telecom S.A.	29,855
Minority interests	4,470
(1) For more details, see “Consolidated statement of changes in shareholders’ equity” to the consolidated financial statements and Note 30 to the consolidated financial statements.

Change in Shareholders’ Equity between 2005 and 2006

The table below sets forth the change in shareholders’ equity between 2005 and 2006 for the France Telecom group, detailing between shareholders’ equity attributable to equity holders of France Telecom S.A. and to that attributable to minority interests.

(in millions of euros)	Years ended December 31
Shareholders’ equity at December 31, 2005 (historical basis)	28,438
Shareholders’ equity attributable to equity holders of France Telecom S.A.	24,860
Minority interests	3,578
Change in shareholders’ equity attributable to equity holders of France Telecom S.A. (1)	1,934
Net income for 2006	4,139
Unrealized foreign exchange gains (losses)	292
Distribution of dividends by France Telecom S.A.	(2,602)
Other changes	105
Change in minority interests (1)	1,266
SHAREHOLDERS’ EQUITY AT DECEMBER 31, 2006 (HISTORICAL BASIS)	31,638
Shareholders’ equity attributable to equity holders of France Telecom S.A.	26,794
Minority interests	4,844
(1) For more details, see “Consolidated statement of changes in shareholders’ equity” to the consolidated financial statements and Note 30 to the consolidated financial statements.

5.4.3     Financial Debt and Financing Resources

For information regarding risks related to France Telecom’s indebtedness, see Item 3 “Key Information – 3.3.1 “Risks factors relating to France Telecom”.

In addition, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of certain risks affecting France Telecom’s debt portfolio, including interest rate risk management, foreign exchange rate risk management, liquidity risk management, management of covenants, credit risk management, equity market risk and equity management.

5.4.3.1

Net Financial Debt

France Telecom’s net financial debt (see Section 5.12 “Financial glossary” and Note 20 to the consolidated financial statements) stood at 37.98 billion euros at December 31, 2007 compared with 42.017 billion euros at December 31, 2006. In relation to December 31, 2006, net financial debt was thus reduced by 4.037 billion euros at December 31, 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 167

Net financial debt indicators

For the years ended December 31, 2005, 2006 and 2007, the following table analyses the net financial debt indicators for the France Telecom group.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Net financial debt	37,980	42,017	47,846
Weighted average cost of net financial debt	6.46%	5.91%	6.46%
Average maturity of net financial debt (1)	7.1 years	6.7 years	6.4 years
Ratio of Net financial debt / Shareholders’ equity	1.11	1.33	1.68
Ratio of Net financial debt / GOM (2)	1.99	2.27	2.48 (3)

(1)   Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)   See Section 5.11 “Non-GAAP Financial measures”.

(3)   GOM restated including the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005 (see Section 5.11 “Non-GAAP financial measures”) and including the GOM for PagesJaunes Groupe, a business sold in 2006 (see Note 4 to the consolidated financial statements).

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

Change in net financial debt between 2006 and 2007

The following table shows the change in net financial debt between 2006 and 2007 for the France Telecom group, detailing by increase and decrease factors.

(in millions of euros)	Years ended December 31
Net financial debt at December 31, 2006 (historical basis)	42,017
Decrease factors:
Organic cash flow (1)	(7,818)
Procceds from sales of investment securities (net of cash transferred) (2)	(1,808)
Increase factors:
Dividends paid by France Telecom S.A. (1,20 euro per share)	3,117
Cash paid for investment securities (net of cash acquired) (2)	1,117
Escrow deposit (3)	757
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	627
Other items	(29)
NET FINANCIAL DEBT AT DECEMBER 31, 2007	37,980

(1)   See Section 5.11 “Non-GAAP financial measures”, Section 5.12 “Financial glossary” and Section 5.4.1 “Liquidity and cash flows”.

(2)   See Section 5.4.1 “Liquidity and cash flows”.

(3)   Dispute relating to France Telecom’s specific corporate taxation scheme between 1991 and 2002 (see Notes 18 and 33 to the consolidated financial statements). The placing into escrow of this deposit had no impact on the Group’s organic cash flow in 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 168

Change in net financial debt between 2005 and 2006

The following table shows the change in net financial debt between 2005 and 2006 for the France Telecom group, detailing by increase and decrease factors.

(in millions of euros)	Years ended December 31
Net financial debt at December 31, 2005 (historical basis)	47,846
Decrease factors:
Organic cash flow (1)	(7,157)
Proceeds from sale of PagesJaunes Group (net of cash transferred)	(2,697)
Other proceeds from sale of investment securities (net of cash transferred) (2)	(112)
Increase factors:
Dividends paid by France Telecom S.A. (1 euro per share)	2,602
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	643
Change in the fair value of the valuation of the price guarantee given to the minority shareholders of FT España (3)	258
Cash paid for investment securities (net of cash acquired) (2)	255
Redemption of perpetual bonds redeemable for shares (TDIRAs) (4)	132
Other items	247
NET FINANCIAL DEBT AT DECEMBER 31, 2006 (HISTORICAL BASIS)	42,017

(1)   See Section 5.11 “Non-GAAP financial measures”, Section 5.12 “Financial glossary” and Section 5.4.1 “Liquidity and cash flows”.

(2)   See Section 5.4.1 “Liquidity and cash flows”.

(3)   See Notes 4, 10, 20 and 32 to the consolidated financial statements.

(4)   See Notes 10 and 21 to the consolidated financial statements.

5.4.3.2

Financing Resources

Financial assets at fair value through profit, bonds, bank loans and derivative instruments are described respectively in Notes 19, 21, 22 and 23 to the consolidated financial statements.

France Telecom’s policy in 2007 was to pre-finance the bond repayment scheduled for March 2008 very early on, for 3.3 billion euros, then to give priority to niche markets (structured EMTN (Euro Medium Term Notes), issued in Swiss francs). Issues undertaken in 2007 were all kept at a fixed rate, enabling a slight upturn in the fixed-rate part of the Group’s net debt from 82.7% at December 31, 2006 to 85.5% at December 31, 2007. The average cost of refinancing undertaken in 2007 is 4.55% after currency swaps (see Note 24 to the consolidated financial statements).

The policy of the France Telecom group is to be in a position to meet its coming repayments on the basis of available cash flow and credit lines in place, for the coming twelve months and with no additional financing.

5.4.3.3

Exposure to Market Risks and Financial Instruments

In the context of its industrial and commercial activities, France Telecom is exposed to the market risks related to the cost of its debt and the value of certain assets denominated in currencies (investment securities in foreign companies). On the basis of an analysis of its general exposure to risks, primarily related to fluctuations in interest rates and foreign exchange rates, France Telecom uses various financial instruments within limits set by Management in terms of potential impacts on results, with the goal of optimizing its financing costs.

Management of the interest rate risk, the foreign exchange rate risk, the liquidity risk, the covenants, the credit risk, the equity market risk and the management of the equity are described in Note 24 to the consolidated financial statements.

5.4.3.4

France Telecom’s Debt Ratings

At December 31, 2007, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.1 billion euros outstanding at December 31, 2007) includes step up clauses. This amount does not include perpetual bonds redeemable for shares (TDIRAs) whose step up clauses are described in Note 21 to the consolidated financial statements. Since no adjustment was made to France Telecom’s rating in 2007, no step up clauses were activated.

Back to Contents

2007 form 20-F / FRANCE TELECOM 169

5.5     TRANSITION FROM DATA ON A HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis is provided for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impacts of changes in method, scope of consolidation and foreign exchange on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

Data on a comparable basis is calculated through GOM. For items between GOM and operating income, data on a comparable basis is established only for depreciation and amortization.

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

5.5.1     Transition from Data on a Historical Basis to Data on a Comparable Basis for 2006

The method used is to apply to the 2006 data the methods and scope of consolidation for 2007 and the foreign exchange rates used for the 2006 income statement.

Group Summary - 2006

Principle operating indicators - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the France Telecom group.

(in millions of euros)	Year ended December 31, 2006
	Revenues	GOM (1)	Depreciation and amortization	CAPEX (1)	Average nb of employees
Data on a historical basis	51,702	18,539	(7,824)	6,732	189,028
Changes in scope of consolidation (2)	65	(3)	(2)	6	2,315
Newly consolidated companies	360	37	(48)	52	2,903
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	115	54	(18)	14	943
Acquisition of Groupe Silicomp	106	(10)	(2)	2	1,120
Acquisition of T-Online Telecommunications Spain which became FT España ISP (Ya.com)	71	(3)	(26)	30	198
Acquisition of Groupe Diwan	22	-	-	-	156
Acquisition of VOXmobile	17	(1)	(2)	5	48
Acquisition of Top Achat Clust	10	(1)	-	-	-
Other	19	(2)	-	1	438
Companies no longer consolidated	(295)	(40)	46	(46)	(588)
Sale of Orange’s mobile and Internet businesses in the Netherlands	(172)	(30)	39	(42)	(359)
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(120)	(9)	7	(4)	(205)
Other	(3)	(1)	-	-	(24)
Other changes (2)	(44)	13	(4)	-	-
Foreign exchange rates fluctuations (2) (3)	(182)	(63)	3	(17)	-
DATA ON A COMPARABLE BASIS (2)	51,541	18,486	(7,827)	6,721	191,343

(1)   See Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

(2)   Unaudited data.

(3)   Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 170

Operating expenses included in the GOM - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for operating expenses included in the GOM of the France Telecom group.

(in millions of euros)	Year ended December 31, 2006
	Revenues	OPEX excluding labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Data on a historical basis	51,702	(24,571)	(8,592)	18,539
Changes in scope of consolidation (1)	65	2	(70)	(3)
Other changes (1)	(44)	79	(22)	13
Foreign exchange rates fluctuations (1) (2)	(182)	102	17	(63)
DATA ON A COMPARABLE BASIS (1)	51,541	(24,388)	(8,667)	18,486
(1) Unaudited data. (2) Impact of the foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Details of the transition from data on a historical basis to data on a comparable basis - 2006

The variations included in the transition from data on a historical basis to data on a comparable basis for 2006 primarily include:

▪

changes in scope of consolidation (see Note 4 to the consolidated financial statements) which primarily reflected the impact of:

▪

the full consolidation of Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective January 1, 2006 in the comparable basis data. Prior to July 5, 2006, France Telecom’s investment in the Jordan Telecommunications Company (JTC) was consolidated proportionately,

▪

the acquisition of the Groupe Silicomp (ECS business segment) on January 4, 2007, effective January 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”),

▪

the acquisition of T-Online Telecommunications Spain (which became FT España ISP, HCS Rest of the world sub-segment), which operated under the Ya.com brand, on July 31, 2007, effective August 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”),

▪

the acquisition of the Groupe Diwan (ECS business segment) on July 27, 2007, effective January 1, 2006 in the comparable basis data,

▪

the acquisition of VOXmobile (PCS Rest of the world business sub-segment) on July 2, 2007, effective July 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”),

▪

the acquisition of Top Achat Clust (HCS France business sub-segment) on March 31, 2006, effective January 1, 2006 in the comparable basis data,

▪

the disposal of Orange Internet and mobile businesses in the Netherlands (HCS Rest of the world and PCS Rest of the world sub-segment) on October 1, 2007, effective October 1, 2006 in the comparable basis data (see Section 5.1.4 “Main events that took place in 2007”), and

▪

the disposal of France Telecom Mobile Satellite Communications (FTMSC France HCS business sub-segment) on October 31, 2006, effective January 1, 2006 in the comparable basis data; and

▪

foreign exchange rates fluctuations between average exchange rates for 2006 and average exchange rates for 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 171

Personal Communication Services (PCS) - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the PCS segment.

(in millions of euros)	Year ended December 31, 2006
PCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	27,745	9,686	(4,183)	3,581	37,214
Changes in scope of consolidation (1)	(91)	(15)	23	(21)	(93)
Sale of Orange’s mobile businesses in the Netherlands	(153)	(26)	33	(36)	(302)
Full consolidation of Jordan Telecommunications Company (JTC) subsidiaries	43	15	(7)	10	145
Acquisition of VOXmobile	17	(1)	(2)	5	48
Other	2	(3)	(1)	-	16
Other changes (1)	1	(180)	62	(125)	(1,513)
Internal reorganizations (2)	7	(167)	76	(126)	(1,513)
Other	(6)	(13)	(14)	1	-
Foreign exchange rates fluctuations (1) (3)	(117)	(57)	16	(22)	-
DATA ON A COMPARABLE BASIS (1)	27,538	9,434	(4,082)	3,413	35,608

(1)   Unaudited data.

(2)   Internal reorganization between business segments with no effect at the Group level.

(3)   Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Home Communication Services (HCS) - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the HCS segment.

(in millions of euros)	Year ended December 31, 2006
HCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	22,487	7,265	(3,241)	2,721	134,447
Changes in scope of consolidation (1)	15	22	(24)	25	738
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(121)	(9)	7	(4)	(205)
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	79	39	(11)	5	798
Acquisition of T-Online Telecommunications Spain which became FT España ISP (Ya.com)	71	(3)	(26)	30	198
Sale of Orange’s Internet businesses in the Netherlands	(25)	(4)	6	(7)	(57)
Acquisition of Top Achat Clust	10	(1)	-	-	-
Other	1	-	-	1	4
Other changes (1)	165	324	(65)	122	1,819
Internal reorganizations (2)	201	296	(76)	126	1,819
Other	(36)	28	11	(4)	-
Foreign exchange rates fluctuations (1) (3)	58	30	(21)	11	-
DATA ON A COMPARABLE BASIS (1)	22,725	7,641	(3,351)	2,879	137,004

(1)   Unaudited data.

(2)   Internal reorganization between business segments with no effect at Group level.

(3)   Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 172

Enterprise Communication Services (ECS) - 2006

The following table shows for year 2006 the transition from historical data to data on a comparable basis for the principal operating indicators of the ECS segment.

(in millions of euros)	Year ended December 31, 2006
ECS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	7,652	1,590	(402)	430	17,367
Changes in scope of consolidation (1)	141	(10)	(2)	2	1,669
Acquisition of Groupe Silicomp	106	(10)	(2)	2	1,120
Acquisition of Groupe Diwan	22	-	-	-	156
Other	13	-	-	-	393
Other changes (1)	19	(130)	(1)	3	(305)
Internal reorganizations (2)	-	(140)	-	-	(305)
Other	19	10	(1)	3	-
Foreign exchange rates fluctuations (1) (3)	(123)	(36)	8	(6)	-
DATA ON A COMPARABLE BASIS (1)	7,689	1,414	(397)	429	18,731

(1)   Unaudited data.

(2)   Internal reorganization between business segments with no effect at the Group level.

(3)   Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

5.5.2     Transition from Data on a Historical Basis to Data on a Comparable Basis for 2005

The method used is to apply to the 2005 data the methods and scope of consolidation for 2006 and the foreign exchange rates used for the 2006 income statement.

Group Summary - 2005

Principle operating indicators - 2005

The following table shows for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the France Telecom group.

(in millions of euros)	Year ended December 31, 2005
	Revenues	GOM (1)	Depreciation and amortization	CAPEX (1)	Average nb of employees
Data on a historical basis	48,082	17,953	(7,024)	6,033	191,775
Changes in scope of consolidation (2)	2,908	1,024	(354)	450	3,473
Newly consolidated companies	2,978	1,032	(362)	456	3,823
Acquisition of Amena	2,669	894	(318)	416	1,753
Full consolidation of Sonatel and its subsidiaries	125	84	(18)	26	119
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	125	58	(25)	13	1,033
Other	59	(4)	(1)	1	918
Companies no longer consolidated	(70)	(8)	8	(6)	(350)
Sale of France Telecom Cable (FTC)	(36)	(5)	6	(3)	(152)
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(24)	-	2	(2)	(40)
Other	(10)	(3)	-	(1)	(158)
Other changes (2)	-	-	(413)	-	-
Amortization of the customer bases of Amena, Sonatel, JTC and their subsidiaries	-	-	(413)	-	-
Foreign exchange rates fluctuations (2) (3)	115	62	(30)	20	-
DATA ON A COMPARABLE BASIS (2)	51,105	19,039	(7,821)	6,503	195,248

(1)   See Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

(2)   Unaudited data.

(3)   Foreign exchange rate fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 173

Operating expenses included in the GOM - 2005

The following table shows for year 2005 the transition from historical data to data on a comparable basis for operating expenses included in the GOM of the France Telecom group.

(in millions of euros)	Year ended December 31, 2005
	Revenues	OPEX excluding labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Data on a historical basis	48,082	(21,665)	(8,464)	17,953
Changes in scope of consolidation (1)	2,908	(1,763)	(121)	1,024
Foreign exchange fluctuations (1) (2)	115	(42)	(11)	62
DATA ON A COMPARABLE BASIS (1)	51,105	(23,470)	(8,596)	19,039
(1) Unaudited data. (2) Impact of the foreign exchange rate fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

Details of the transition from data on a historical basis to data on a comparable basis - 2005

The variations included in the transition from data on a historical basis to data on a comparable basis for 2005 primarily include:

▪

Changes in scope of consolidation (see Note 4 to the consolidated financial statements) with primarily the impact of:

▪

the acquisition of the Spanish mobile operator Amena (PCS Spain sub-segment) on November 8, 2005 (see Section 5.4.1 “Liquidity and cash flows”), effective January 1, 2005 in data on a comparable basis,

▪

the full consolidation of Sonatel (HCS Rest of the world sub segment) and its subsidiaries Sonatel Mobiles and Ikatel (PCS Rest of the world sub segment) on July 1, 2005, effective as of January 1, 2005 in data on a comparable basis. Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel has been fully consolidated since July 1, 2005. Before that date, France Telecom’s stake in Sonatel had been consolidated using the proportionate method,

▪

the full consolidation of Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective as of July 1, 2005 in data on a comparable basis. After the increase in the direct and indirect holding in Jordan Telecommunications Company (JTC) on April 4, then on July 5 and November 30, 2006, and pursuant to the amendments made to the shareholders’ agreement with the Jordanian government, Jordan Telecommunications Company (JTC) has been fully consolidated since July 5, 2006. Before that date, France Telecom’s stake in Jordan Telecommunications Company (JTC) had been proportionately consolidated (see Section 5.4.1 “Liquidity and cash flows”),

▪

the sale of France Telecom Cable (FTC, HCS France sub-segment) on March 31, 2005, effective as of January 1, 2005 in data on a comparable basis, and

▪

the sale of France Telecom Mobile Satellite Communications (FTMSC, HCS France sub-segment) on October 31, 2006, effective as of November 1, 2005 in data on a comparable basis;

▪

other changes, with the impact at Group level of the amortization of the customer bases of i) Amena (following the acquisition of the company) on November 8, 2005, effective January 1, 2005 in data on a comparable basis, ii) Sonatel and its subsidiaries (following the full consolidation of Sonatel) on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and iii) Jordan Telecommunications Company (JTC) and its subsidiaries (following the full consolidation of JTC) on December 1, 2006, effective December 1, 2005 in data on a comparable basis; and

▪

foreign exchange rates fluctuations between average exchange rates for 2005 and average exchange rates for 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 174

Personal Communication Services (PCS) - 2005

The following table shows for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the PCS segment.

(in millions of euros)	Year ended December 31, 2005
PCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	23,535	8,471	(3,436)	3,130	35,080
Changes in scope of consolidation (1)	2,794	955	(332)	438	1,899
Acquisition of Amena	2,674	894	(318)	416	1,753
Full consolidation of the Sonatel subsidiaries	78	48	(6)	14	10
Full consolidation of the subsidiaries of Jordan Telecommunications Company (JTC)	42	13	(8)	8	136
Other changes (1)	8	(2)	(391)	(23)	(68)
Amortization of the customer bases of Amena and the Sonatel and JTC subsidiaries	-	-	(393)	-	-
Other	8	(2)	2	(23)	(68)
Foreign exchange rates fluctuations (1) (2)	44	17	(7)	8	-
DATA ON A COMPARABLE BASIS (1)	26,381	9,441	(4,166)	3,553	36,911
(1) Unaudited data. (2) Foreign exchange rate fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

Home Communication Services (HCS) - 2005

The following table shows for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the HCS segment.

(in millions of euros)	Year ended December 31, 2005
HCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	22,534	7,538	(3,116)	2,537	139,886
Changes in scope of consolidation (1)	142	66	(23)	13	813
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	91	44	(17)	5	896
Full consolidation of Sonatel	81	35	(12)	13	109
Sale of France Telecom Cable (FTC)	(36)	(5)	6	(3)	(152)
Other	6	(8)	-	(2)	(40)
Other changes (1)	161	58	(45)	28	718
Transfer of the call center outsourcing contracts (2)	92	-	-	-	-
Amortization of the customer bases of Sonatel, JTC and their subsidiaries	-	-	(20)	-	-
Other (3)	69	58	(25)	28	718
Foreign exchange rates fluctuations (1) (4)	94	44	(25)	14	-
DATA ON A COMPARABLE BASIS (1)	22,931	7,706	(3,209)	2,592	141,417

(1)   Unaudited data.

(2)   Transfer of the call center outsourcing contracts from the PCS segment to the HCS segment.

(3)   Primarily the impact of other internal reorganizations between business segments with no effect at the Group level.

(4)   Foreign exchange rate fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM 175

Enterprise Communication Services (ECS) - 2005

The following table shows for year 2005 the transition from historical data to data on a comparable basis for the principal operating indicators of the ECS segment.

(in millions of euros)	Year ended December 31, 2005
ECS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	7,785	1,949	(477)	370	16,809
Changes in scope of consolidation (1)	18	-	-	-	95
Other changes (1)	263	(53)	23	(6)	16
Transfer of the PABX activity (2)	234	2	(4)	4	149
Other (3)	29	(55)	27	(10)	(133)
Foreign exchange rates fluctuations (1) (4)	(20)	1	3	(2)	-
DATA ON A COMPARABLE BASIS (1)	8,046	1,897	(451)	362	16,920

(1)   Unaudited data.

(2)   Transfer of the PABX (Private Automatic Branch eXchange) activity from the HCS segment to the ECS segment.

(3)   Primarily the impact of other internal reorganizations between business segments with no effect at the Group level.

(4)   Foreign exchange rate fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

5.6     RESEARCH AND DEVELOPMENT

Since 2004, France Telecom has given ever-increasing priority to innovation. In 2007, France Telecom thus allocated 1.7% of its revenues to innovation, i.e. 894 million euros, compared to 856 million euros in 2006 and 716 million euros in 2005. These amounts include labour expenses and other operating and investment expenses relating to research, development, and innovation on new products and services. Action is taken by the “Orange Labs” network which comprises R&D laboratories, the “Explocenter” which experiments with potential innovations alongside clients, the “Technocenter” which is responsible for industrializing the launch of new products and services while strengthening the Group’s responsiveness on its markets, and the Strategic Marketing Group, which supplies all market knowledge elements.

Workforce

At December 31, 2007, France Telecom employed more than 4,800 people in its R&D, Strategic Marketing ‑ Technocenter and Technologies ‑ Explocenter. 4,071 of them are in the R&D division, including 3,661 engineers, scientists and researchers.

Organization

The France Telecom group operates in an economic context that is undergoing major changes, where a competitive advantage requires a systematic method for innovation guided by both market developments and technologies. That is why the Group has decided to unite the functions of design and new offer launches around a single marketing strategy, the Group Strategic Marketing.

The R&D laboratories, Explocenter and Technocenter are managed within the Orange Labs network, launched in January 2007 under the supervision of strategic marketing. The Orange Labs network is the world-wide innovation network for the France Telecom group. The creation of this network, whose objective is to improve the selection of innovations developed by the Group and to reduce time-to-market, was awarded the “Best Innovator 2007” prize (“Organizational Innovation Marketing partnership / R&D / Networks / IS” category), given by strategic consultants A. T. Kearney in partnership with “Les Echos” French financial paper. The Group previously received the award in 2005.

Implementation of the “NExT” Strategy

The Orange Labs network plays a key role in the integrated operator strategy, contributing through its development to network integration, to the enrichment of communication, information and leisure services, to the offering of new practical services, as well as the optimization and increase in value-adding of business services.

The Orange Labs network continued its transformation in 2007, in particular regarding the professionalization of software development, so as to contribute to speeding up the time-to-market of differentiating offers while ensuring high levels of quality. Thus several technical innovations from its laboratories have been integrated into Group products and services. The improvement in service quality as witnessed by customers has also been a major priority. The professionalization of players and the management of key processes, subcontractor management, certification and acknowledgement of customer feedback have thus allowed service quality to be markedly improved for the principle offers, such as the Livebox, Voice over IP or Orange TV. Furthermore, the Orange Labs network implemented continuous improvement processes so as to permanently increase its effectiveness and performance.

Back to Contents

2007 form 20-F / FRANCE TELECOM 176

This transformation in the innovation process has enabled speeding up the launch of new products and services, such as the new Livebox in France, “Orange Messenger by Windows Live”, the fixed-line/mobile convergence portal, the enriched voice messaging, the Liveradio, the offer “Ma fibre”, as well as the larger group of offers presented during the three collections of 2007.

For businesses, the Orange Labs network is notably developing services related to migration over IP for telephony and answering services: Company Intranet access from PDA’s and Smartphones (Business Everywhere on PDA), audio or telephone call conferencing without reservations or subscriptions (Flash Meeting) and LiveBox Pro for very small businesses, etc.

Research work in the area of spoken word, sound, image and multimedia technologies mean that the IP communications (Voice over IP, IPTV) domain can be enriched. Work in the search engine domain should allow users to benefit fully from content. That is why emphasis is placed on “Video Search”, faced with the observed extremely high growth in video traffic on television, Internet and mobile. France Telecom is thus strengthening its positioning on new markets, in particular content and audience.

In the area of network access, the main work is based around the home network, management of the multiple and complementary nature of access networks (mobility management in the network, multi-access terminal) and on the increased bandwidth of all access types (radio and cable-based).

In the area of core networks, main works concern fixed-line/mobile architectures, and particularly IMS (IP Multimedia Subsystem) architecture, the unification of network orders and management of quality of service aspects.

Multi-country Research & Development

The Orange Labs network groups together the collaborators in nine countries and four continents. Each Orange Lab is thus immerged in a specific geographical environment enabling it to seize and anticipate the technological gaps and development of usage worldwide, facilitating partnerships and thus accelerating the Group’s capacity for innovation.

It is within this context that five additional Orange Labs were created in 2007, composed of:

▪

three Technocenter platforms in the United Kingdom, Poland and Jordan. Their objective is to design and market new products and services both in the countries where they are located and in the other countries where the Group is present;

▪

the new Orange Lab in Cairo, Egypt. The work done in this R&D centre will enable the Group’s range of services to be enhanced, creating synergies with the local environment and the Orange Labs worldwide network;

▪

Orange Vallée, a special unit for rapid and light development services of the start-up type. This is aimed at new markets and will market services that are not close to France Telecom’s core business.

These new structures have just been added to existing structures in France and to the seven research laboratories located in six other countries.

The San Francisco laboratory, located in a unique area in terms of its skill-set concentration in innovative technologies, is focused on key domains such as the Web 2.0 dynamic and associated communities, and their influences on company and home service offers, network resource optimizing and routing technologies, computation and storage, fixed-line or mobile search services, and content linked to advertising revenues. The Boston lab, located close to Massachusetts Institute of Technology (MIT) and Nokia and Motorola handset laboratories on the East coast of the United States, is working on the simplification of our residential or business services, using the multimedia opportunities afforded by new browsers and handset applications. The London laboratory concentrates its expertise on wireless network mobility, IMS services, handset-user interfaces and related market analyses. The laboratories in Tokyo and Seoul make it possible to monitor major developments in uses and technologies in Japan and Korea, notably on fixed-line and wireless broadband Internet and localization services. The Peking laboratory (China) is harnessing the dynamic Chinese telecommunications market and the pool of local talent to meet the needs of the Group’s various business units in various areas such as handsets, value-added services and open source software. The R&D center belonging to TP Group in Warsaw (Poland) has a dual mission: Overall, to meet the needs of this operator, as well as the needs of the whole France Telecom group, in particular in the areas of information systems, access (optics, DSL-CPEs inter-operability) network core (Siemens signaling and SHD transmission), information processing and handsets. It thus participates in the development of the Babybox (simplified Livebox).

Partnerships, Relations with Universities, Collaborative Research

The Group has an active policy in strategic partnerships with leading industrial players which allows its portfolio of products and services to be quickly enriched. In this way, Unik is the result of a partnership with Ericsson, “Business Together” of a partnership with Nortel and “Orange Messenger by Windows Live” a partnership with Microsoft. France Telecom has also concluded medium-term bilateral partnerships with American, European and Asian groups which enable the forthcoming technological developments to be foreseen.

Partnerships with universities and academic institutes are covered by framework agreements (CNRS, INRIA, Supélec, Ecole Normale Supérieure, Massachusetts Institute of Technology, etc.) or bilateral research contracts. In 2007, the R&D division employed nearly 300 PhD. students and postdoctoral researchers. A particular effort is made to support doctoral students so that they may integrate more easily into professional life once they have obtained their doctorate.

Back to Contents

2007 form 20-F / FRANCE TELECOM 177

France Telecom is a key player in R&D programs through various partnerships, at both national level (RNRT, RNTL, RNTS) and European level (6th European Commission framework program, EUREKA, EURESCOM). France Telecom is one of the most active operators in the Framework Program, and also takes part in initiatives created by the Industrial Innovation Agency, specifically in the Quaero European search engine project, and the Maxssim project (final development of new SIM cards).

Lastly, in France, France Telecom is involved in the various centers of competitiveness aimed at fostering synergies around innovative projects: in this way, the Group is participating in 7 such centers of excellence, including 5 with a global focus.

Patents and Licensing

France Telecom possesses a portfolio of 8,487 patents in France and abroad (issued or filed) and permanently strengthens this pool via the registering of new patents, with the objective of protecting its innovations and its freedom to develop. In order to capitalize on the results of R&D, some of these patents are licensed through programs such as for Turbocodes, a technology notably covering 3G mobile networks, or through patent pools for patents corresponding to standards (MP3, MPEG, DAB, DVB, W-CDMA, G729, IEEE802.11x, NFC, ISDB-T in Japan etc.). This value creation also concerns the Group’s software, including the “e-conf” PC videoconferencing software or the mobile network engineering tools. In 2007, the number of new patents registered stood at 403 (512 in 2006 and 530 in 2005). These patents come primarily from the R&D division of France Telecom S.A..

Management of Technological Interests

Within the R&D division, management of technological interests covers risk capital companies (FTTI, Innovacom3), the Innovacom Gestion management company and the FTCD holding (France Telecom Capital Development). This holding company, which represents a wholly-owned subsidiary of France Telecom, holds three types of funds:

▪

corporate funds, such as FTTI, set up to create value through France Telecom’s intellectual property in exchange for stakes in tech start-ups;

▪

funds under management open to third parties (Innovacom 3,4 and 5);

▪

external funds (US, Canada, Japan), managed by third parties, in which FTCD has various equity interests.

5.7     CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

At December 31, 2007, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this section, likely to have a material effect on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule of commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt after derivatives, early retirement plans, pensions and other post-employment benefits, and the TDIRA equity component.

(in millions of euros)	Commitments and contractual obligations reflected on the balance sheet at December 31, 2007
	Balance sheet at December 31, 2007		Schedule of undiscounted future cash flows
	Notes to the consolidated financial statements	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Gross financial debt after derivatives	20	43,264	10,916	12,142	9,985	22,111
o/w:- Credit line drawdowns (1)	22	2,398	748	1,374	276	-
- OCEANE bonds and TDIRAs (2)	20.2 and 21	4,496	222	1,275	-	-
- Finance leases	20	1,525	126	274	305	1,080
- Amena price guarantee (3)	10 and 20.2	516	516	-	-	-
Early retirement plan	28	1,466	669	787	107	-
Pensions and other post-employment benefits	26	598	118	215	135	333
Equity component of OCEANE bonds and TDIRAs (2)	21	1,254	-	97	-	-
TOTAL		46,582	11,703	13,241	10,227	22,444

(1)   Before accounting for the impact of derivatives.

(2)   Maximum amounts assuming no conversion or exchange. As the TDIRAs are undated, redemptions are not included in the schedule.

(3)   Earliest date on which the guarantee may be exercised. See below.

Back to Contents

2007 form 20-F / FRANCE TELECOM 178

Amena price guarantee

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

If France Telecom decides to acquire the shares, it undertakes to pay a price per share at least equal to 90% of the price it paid for the Auna shares in 2005 plus capitalized annual interest of 4.5% (the “Guaranteed Price”). If it decides not to acquire the shares, France Telecom undertakes to indemnify the minority shareholders, if they actually sell their shares, for any negative difference between the price of the “Bona Fide Offer” and the “Guaranteed Price”. This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at December 31, 2007 for an amount of 516 million euros.

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

As from three years and seven months after November 8, 2005 and until the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares and (ii) the Guaranteed Price.

5.7.1     Investment, Purchase and Leasing Commitments

(in millions of euros)	Payments due by maturity at December 31, 2007
	Section	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Operating lease commitments	5.7.1.1	6,023	1,144	2,006	1,190	1,683
Investment commitments	5.7.1.2	1,472	1,195	63	11	203
Commitments related to the purchase and leasing of goods a and services	5.7.1.3	2,928	1,586	772	261	309
TOTAL		10,423	3,925	2,841	1,462	2,195

5.7.1.1

Commitments related to Leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2007:

(in millions of euros)	At December 31, 2007
	Finance leases (1)	Operating leases (2)
2008	126	1,144
2009	136	1,012
2010	138	994
2011	147	664
2012	158	526
2013 and beyond	1,080	1,683
TOTAL MINIMUM FUTURE LEASE PAYMENTS (3)	1,785	6,023
Less interest payments	(260)	-
NET PRESENT VALUE OF MINIMUM COMMITMENTS	1,525	6,023

(1)   Included in financial debt (see Note 20 to the consolidated financial statements).

(2)   Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(3)   Includes lease payments corresponding to the Orange Switzerland and FT SA QTE Leases, for which deposits have already been provided (see Notes 16 and 18 to the consolidated financial statements).

Back to Contents

2007 form 20-F / FRANCE TELECOM 179

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. The Group may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 297 million euros at December 31, 2007 (327 million at December 31, 2006). Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2007 amounted to 1,260 million euros (1,270 million euros for the year ended December 31, 2006).

5.7.1.2

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

Moreover, in certain exceptional cases, the Group is committed to carry out or to vote in favor of valued investment programs. More particularly, as part of the acquisition of TP Group, France Telecom undertook to the Polish Treasury to vote in favor of a multi-annual investment program of 27 billion zlotys covering the period from January 1, 2001 to December 31, 2007. This undertaking has been fulfilled. At December 31, 2007, the total amount of investments made by TP Group, including the purchase by TP S.A. from FTMI of its 34% holding in PTK Centertel and the purchase by TP S.A. of the minority interests in Wirtualna Polska, amounted to 33 billion zlotys. FT España is committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. At December 31, 2007, the residual amount of this commitment was 128 million euros.

5.7.1.3

Commitments Related to the Purchase and Leasing of Goods and Services

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2007 relate to the following:

▪

the purchase of transmission capacity for an overall amount of 1,268 million euros, of which 713 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

▪

purchases of mobile telephony equipment for an aggregate amount of 268 million euros;

▪

and maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 180 million euros.

5.7.2     Guarantees

(in millions of euros)	Commitments due by maturity at December 31, 2007
	Section	Total / Celling	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
GUARANTEES GIVEN TO THIRD PARTIES BY FRANCE TELECOM
- in the ordinary course of business (1)	5.7.2.1	125	33	10	5	77
- in relation to disposals (2)	5.7.2.2	1,420	288	731	261	140
- France Telecom S.A. QTE leases	5.7.2.3	1,348	41	16	-	1,291
TOTAL		2,893	362	757	266	1,508
(1) This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method. (2) Capped guarantees.

5.7.2.1

Guarantees given in the Ordinary Course of Business

The Group’s main commitments relating to borrowings are set out in Notes 20, 21, 22 and 24 to the consolidated financial statements.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in section 5.7.5 (“Assets covered by commitments”). No material guarantees have been granted by the Group to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

Back to Contents

2007 form 20-F / FRANCE TELECOM 180

5.7.2.2

Guarantees granted on Disposals

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

The following table sets out the ceilings and expiration dates applicable to the main warranties granted at December 31, 2007:

(in millions of euros)	Ceilings and expiration dates
ASSET / INVESTMENT SOLD	Beneficiary	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
TDF (1)	Tower Participations and subsidiaries	631	-	631	-	-
Dutch businesses (2)	Deutsche Telekom	400	-	-	-	400
Casema (1)	Cable Acquisitions	250	250	-	-	-
Orange Denmark (1)	TeliaSonera	91	-	91	-	-
Other		48	38	9	1	-
TOTAL		1,420	288	731	1	400

(1)   At December 31, 2007, the only specific warranties outstanding were given in relation to taxation, social security, environmental law and competition law.

(2)   The 400 million euros ceiling only applies to warranties concerning taxes. Other warranties are capped at 260 million euros and expire in 2009.

Other warranties

On the disposal of PagesJaunes Group to Médiannuaire (see Note 4 to the consolidated financial statements), France Telecom undertook to compensate Médiannuaire in the event of failure to comply with the warranties, within a maximum limit of 450 million euros. This commitment expired during 2007 without being called upon.

5.7.2.3

France Telecom S.A. QTE Leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2007, these guarantees (denominated in US dollars) represented 1,348 million euros (1,521 million euros at December 31, 2006).

5.7.3     Commitments in Respect of Securities

At December 31, 2007, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2007, the main agreements concerned Mobinil (Egypt), Sonaecom (Portugal) and ONE (Austria).

Back to Contents

2007 form 20-F / FRANCE TELECOM 181

Amount of Conditional Commitments to acquire or subscribe to Securities

(in millions of euros)	Commitments due by maturity at December 31, 2007
	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Conditional commitments to acquire or subscribe to securities (1) (2)	404	-	6	-	398

(1)   When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

(2)   Mainly comprises Mobinil (Egypt) in the event of a change of control of one of the parties.

Mobinil (Egypt)

The shareholders’ agreement which governs relationships between France Telecom and Orascom provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS (a listed company whose total market capitalisation was 2.6 billion euros on December 31, 2007 and which was 51%-owned by Mobinil, which in turn is 71.25%-owned by France Telecom). On this basis, France Telecom’s maximum commitment at December 31, 2007 would amount to 378 million euros.

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares. The initial price offered may not be less than the market value of the shares, determined on the basis of the share price of ECMS . On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision. (see Note 33 to the consolidated financial statements).

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

ONE

Upon their acquisition of the entire share capital of ONE, the investment fund Mid Europa Partners and France Telecom entered into a shareholders’ agreement which contains clauses governing transfers of the shares. Under the agreement, the parties have undertaken not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom has granted Mid Europa Partners a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

5.7.4      Commitments relating to Employees other than Pensions and other Post-Employment Benefits

Commitments relating to the Public Service Secondment Plan

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she holds at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 182

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

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2007, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 144 million euros, of which 22 million euros is covered by a provision at December 31, 2007.

Individual Right to Training for Employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 2.3 million hours at December 31, 2007.

In accordance with the accounting policies set out in Note 2 to the consolidated financial statements, at December 31, 2007 no provisions were recognized relating to statutory training rights in France Telecom’s financial statements.

5.7.5     Assets covered by Commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2007:

(in millions of euros)	Section	Year ended
		December 31, 2007	December 31, 2006
Assets held under finance leases	5.7.5.1	573	627
Non-current pledged or mortgaged assets	5.7.5.2	1,553	542
Collateralized current assets		377	114
Outstanding sold receivables(1)		2,653	2,823
TOTAL		5,156	4,106
Pledged consolidated shares		1	89
(1) Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

5.7.5.1

Assets held under Finance Leases

The amount of assets held under finance leases includes, notably, 219 million euros in respect of Orange UK’s in-substance defeasance operation at December 31, 2007 (282 million euros at December 31, 2006).

5.7.5.2

Non-current Pledged or Mortgaged Assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

(in millions of euros)	Year ended December 31, 2007
	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	Percentage (a)/ (b)
Intangible assets, net (excluding goodwill)	1	16,658	0%
Property, plant and equipment, net	1	27,849	0%
Non-current loans and receivables (1)	1,551	1,960	79%
Other (2)		39,621	na
TOTAL NON-CURRENT ASSETS	1,553	86,088	2%

(1)   See Notes 20.3 and 33 to the consolidated financial statements.

(2)   This item includes net goodwill, interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

Back to Contents

2007 form 20-F / FRANCE TELECOM 183

5.8     SUBSEQUENT EVENTS

The main events that occured between the closing date and February 5, 2008, the date on which the 2007 financial statements were approved by the Board of Directors, are described in the notes to the consolidated financial statements.

For a description of material events that occured after February 5, 2008, see Item 4 “Information on France Telecom — 4.3.3.1.4 Content-related activities” and “4.5 Acquisitions and divestitures”, and Item 8 “Financial information — 8.2 Litigation and arbitration”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 184

5.9     CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Following the adoption of a regulation in the European Union (“EU”) to require companies incorporated in one of its Member States and whose securities are listed on an EU regulated market to use IFRS beginning with their 2005 financial year, France Telecom presents its consolidated financial statements prepared in accordance with IFRS as published by IASB. Its discussion and analysis of its financial condition and results of operations are based upon those financial statements.

Although IFRS as issued by IASB constitute a comprehensive basis of accounting, users should take into consideration when analyzing financial statements under IFRS of preparers that the reported performance and comparability between companies reporting under IFRS can be impacted by the following elements:

▪

alternatives available under IFRS 1 when transitioning from previous local GAAPs to IFRS, such as no restatement of business combinations prior to the transition date, recognition of actuarial gains and losses on employee benefits measurement in equity at the transition date, transfer into retained earnings of all cumulative translation differences for all foreign operations at the transition date;

▪

alternatives proposed by various IFRS standards, such as recognition of actuarial gains and losses on employee benefits according to the corridor method, expensing borrowing costs, and proportionate consolidation of jointly controlled entities;

▪

IFRS does not have a specific standard or interpretation for common control transactions, such as acquisitions of (or commitments to) minority interests not resulting in a change in control and similar transactions. In such circumstances, France Telecom – like other preparers – has to define its accounting policy in accordance with paragraphs 10 to 12 of IAS 8. As the IASB and IFRIC progressively adopt or clarify the accounting standards and interpretations, France Telecom may modify its previously adopted accounting method (e.g. loyalty programs);

▪

IFRS lack specific accounting as to the form and content of the income statement while they do include a standard on financial statements presentation.

Therefore, and as further described in Notes 1 and 2 to its consolidated financial statements, France Telecom’s reported financial condition and results of operations are sensitive to the selection and application of the accounting policies by France Telecom and the judgment and other uncertainties affecting application of those policies.

In addition, France Telecom’s reported financial condition and results of operations are sensitive to estimates together with the related judgment, assumptions and uncertainties that underlie the preparation of its financial statements. The estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2007 may subsequently be changed. Such factors are to be considered when reviewing France Telecom’s consolidated financial statements, especially for the following topics:

Measurement of Property, Plant and Equipment and Intangible Assets other than Goodwill

As of December 31, 2007 and 2006, total property, plant and equipment amounted to 27.8 and 28.2 billion euros, respectively, and total intangible assets (mainly telecom licences, trademarks, customer relationships and rights of use) amounted to 16.7 (of which 6.7 recognized in business combinations) and 18.7 billion euros, respectively.

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition. As direct observable fair values are not always readily available, indirect valuation methods are often used with their inherent limitations. Examples of indirect methods France Telecom commonly uses for certain acquired intangibles are the Greenfield method for licenses, the relief of royalty method for trademarks, or the excess earnings approach for customers relationships. A change in any of the assumptions used in the indirect valuation methods could change the amount to be allocated to the acquired intangibles.

Similar judgment is required for determining the useful lives of the assets both at and subsequent to acquisition. Such judgment considers obsolescence, physical damage, significant changes to the manner in which an asset is used, worse than expected economic performance, a drop in revenues or other external indicators.

Considering the type of assets and the nature of the activities, most of the France Telecom assets do not generate independent cash flows from those attached to the Cash-Generating Unit (CGU). Hence, the assessment of the need for an impairment is mostly determined at CGU level (see hereunder).

Measurement and Allocation of Goodwill

As of December 31, 2007 and 2006, the net book value of goodwill amounted to 31.4 and 31.5 billion euros, respectively.

The amount of goodwill determined in a business combination is dependent on the allocation of the purchase price over the Group’s corresponding equity in the fair value of the underlying assets acquired and the liabilities assumed, a process that requires a significant level of estimate and judgment.

Goodwill is not amortized but is reviewed for impairment at least annually at CGU or group of CGUs level (see hereunder).

Back to Contents

2007 form 20-F / FRANCE TELECOM 185

For the purpose of impairment testing, goodwill is to be allocated to each of the acquirer’s CGUs or groups of CGUs that is expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than a segment based on either business or geographical reporting segment.

Changes in the way management monitors goodwill or in the segment reporting structure may require a reallocation and trigger the need for an impairment test.

Impairment Testing of the Recoverable Amount of a CGU or Group of CGUs

The determination of impairment involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. As such, the determination of the recoverable amount represents an area where significant assumptions and judgment are required.

Recoverable amount is the higher of the fair value less costs to sell or the value in use:

▪

fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Because fair value of France Telecom CGUs is rarely directly observable, it is determined on the basis of available market information such as revenue and ebitda multiples for comparable companies or transactions or discounted cash flows including market participant assumptions on WACC or long-term growth rate;

▪

value in use is determined by France Telecom based on the discounted cash flows derived from its business plan.

When cash flow projections are used, they are based on economic and regulatory assumptions, license renewal assumptions and forecasted trading conditions, including:

▪

influence of competitors;

▪

evolution and utilization of new technologies;

▪

level of appeal of these new technologies and related services to the customers; and

▪

long-term growth rate and discount rate.

The methodology used and the estimates can have material impact on the resulting recoverable value and ultimately the amount of any asset impairment. If the assumptions do not materialize as expected, this may result in less revenue, Ebitda or cash flows and potential impairment. Impairment of goodwill and non-current assets were recorded for 0.1 billion euros in 2007 and 2.9 billion euros in 2006.

A sensitivity analysis of the recoverable amount to a change in the perpetual growth rate or discount rate is provided in Note 7 to the consolidated financial statements.

Income Taxes

As of December 31, 2007 and 2006, France Telecom recorded deferred tax assets under IFRS amounting to approximately 5.8 and 6.5 billion euros, respectively, net of deferred tax liabilities. These balances consist of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and tax loss carryforwards mainly related to France Telecom S.A., the parent company.

Significant management judgment is required in determining current and deferred income taxes as a result of the inherent interpretation of tax laws and of the assessment of the availability of future taxable income that can be offset against tax loss carryforwards within the timeframe retained by management.

The realization of deferred tax assets is reviewed by France Telecom’s management using each entity’s tax results forecast based on budgets and strategic plans.

At December 31, 2007, unrecognized deferred tax assets for France Telecom Group amounted to 4.8 billion euros.

Revenue Recognition

France Telecom receives certain installation and activation revenue from new customers. These revenues are recognized on a straight-line basis over the expected service period. The estimation of the expected service period is based on historical customer turnover. If there is a change in estimates, material differences may result in the amount and timing of revenues recognized for a given period. For example, a reduction in the expected service period may result in accelerated revenue recognition.

France Telecom’s policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with IFRS 18.13. Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and their relative fair value. Such determination requires judgment and is based on the analysis of facts and circumstances surrounding the transactions.

Back to Contents

2007 form 20-F / FRANCE TELECOM 186

Reporting revenue on a gross versus net basis (acting principal vs. agent) is also a matter of judgment that depends on a relevant set of facts and circumstances. Hence, the analysis is performed using the following criteria:

▪

the Group is the primary obligor the arrangement;

▪

the Group bears inventory risk;

▪

the Group has a reasonable latitude in establishing price with the customer for the service;

▪

the Group has discretion in supplier selection;

▪

the Group is involved in the determination of service specifications; and the Group bears the credit risks.

France Telecom’s policy for revenue recognition is further developed in Note 2.3.4 to the consolidated financial statements.

Employee Benefits and Share-based Payment

The pension benefit obligation and expense for the defined benefit pension plans are based on the selection of certain assumptions used by France Telecom’s external actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected rate of return on plan assets and annual rate of increase in future compensation levels.

Actual results that differ from France Telecom’s assumptions are accumulated and amortized over future periods and therefore could affect its recognized expense and recorded obligation in such future periods. Its assumptions are based on actual historical experience external data regarding compensation and discount trend rates. While France Telecom believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may affect its pension obligation and its future expense.

France Telecom has various types of share based compensation plans for employees for which changes in valuation assumptions may affect the expense recorded in the income statement. For example, the fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, among others expected volatility, the expected option term and the expected dividend payout rate. The assumption of volatility has been set by reference to the implied volatility of options available on France Telecom shares in the open market and in light of historical patterns of volatility, whereas the expected option term is estimated by observing general option holder behavior and actual historical terms of France Telecom option programs.

Litigations and Claims

At December 31, 2007 and 2006, provisions totalling respectively 0.5 and 0.4 billion euros are recorded to cover litigations and claims. Furthermore, the risk associated to the August 2, 2004 decision of the European Commission about an alleged State aid in favour of France Telecom, for which France Telecom placed 0.8 billion euros in escrow in 2007, is classified as a contingent liability and, therefore, has no provision.

France Telecom exercises significant judgment in measuring and recognizing provisions or determining exposures to contingent liabilities that are related to pending litigations or other outstanding claims. These judgments and estimates are subject to changes as new information becomes available

Back to Contents

2007 form 20-F / FRANCE TELECOM 187

5.10     INFORMATION RELATED TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Recent IFRS accounting pronouncements:

See Item 18 “Financial Statements” - Note 2.1 to the consolidated financial statements.

5.11     NON-GAAP FINANCIAL MEASURES

From time to time in this annual report on Form 20-F, in addition to figures presented in accordance with International Financial Reporting Standards (IFRS), France Telecom discloses figures that are non-GAAP financial measures under IFRS. As described in more detail below, such figures are presented as additional information for France Telecom’s investors and should not be considered as substitutes for or confused with their comparable International Financial Reporting Standards (IFRS) measures.

Gross Operating Margin (GOM)

France Telecom’s management uses gross operating margin, referred to hereinafter as “GOM” (see Section 5.12 “Financial Glossary” and Note 3 to the consolidated financial statements). GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, and because they are excluded for the purposes of the internal analysis of Group and segment performance, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposal of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and / or their frequency. The reconciliation between gross operating margin and operating income as reported in the consolidated income statement is set forth below.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Revenues	52,959	51,702	48,082
External purchases	(23,156)	(22,809)	(19,923)
Other operating incomes	440	473	410
Other operating expenses	(2,360)	(2,235)	(2,152)
Labour expenses:- Wages and employee benefit expenses	(8,767)	(8,592)	(8,464)
GOM	19,116	18,539	17,953
- Employee profit-sharing	(359)	(346)	(349)
- Share-based compensation	(279)	(30)	(158)
Depreciation and amortization	(8,111)	(7,824)	(7,024)
Impairment of goodwill	(26)	(2,800)	(11)
Impairment of non-current assets	(107)	(105)	(568)
Gains (losses) on disposal of assets	769	97	1,089
Restructuring costs	(208)	(567)	(454)
Share of profits (losses) of associates	4	24	20
OPERATING INCOME	10,799	6,988	10,498

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 188

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

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Purchases of property, plant and equipment and intangible assets excluding telecommunication licences (CAPEX)	(6,979)	(6,732)	(6,033)
Purchases of property, plant and equipment and intangible assets of discontinued operations (1)	-	(24)	(12)
Telecommunication licenses	(85)	(283)	(97)
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS	(7,064)	(7,039)	(6,142)
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

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Net cash provided by operating activities	14,644	13,863	13,374
Acquisitions of property, plant and equipment and intangible assets	(7,064)	(7,039)	(6,142)
Increase (decrease) in amounts due to fixed asset suppliers	125	228	34
Proceeds from sales of property, plant and equipment and intangible assets	113	105	215
ORGANIC CASH FLOW	7,818	7,157	7,481

Back to Contents

2007 form 20-F / FRANCE TELECOM 189

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

Ratio of Net Financial Debt to Gross Operating Margin (GOM)

The ratio of net financial debt (see Section 5.12 “Financial glossary”) to GOM for 2005 was calculated on the basis of a restated GOM including the GOM from the Spanish mobile operator Amena over 12 months in 2005.

Following it’s acquisition by France Telecom (see Note 4 to the consolidated financial statements) in November 2005, this company, which forms the PCS Spain sub-segment, was fully consolidated over the last two months of 2005.

(in millions of euros)	Years ended December 31
	2007	2006 historical basis	2005 historical basis
Net financial debt (1)	37,980	42,017	47,846
(a) GOM of the Group	19,116	18,539	18,416 (2)
(b) GOM of Amena (2 months)			109
(c) GOM of Amena over 12 months			1,005
(a-b+c) Restated GOM including the GOM of Amena over 12 months			19,312
NET FINANCIAL DEBT (1) / GOM(INCLUDING THE GOM OF AMENA OVER 12 MONTHS IN 2005)	1.99	2.27	2.48
(1) See Section 5.12 “Financial glossary”. (2) GOM of the Group including PagesJaunes Groupe in 2005.

5.12     FINANCIAL GLOSSARY

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see this definition) generated over the last twelve months (excluding revenues from mobile virtual network operators ‑ MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for Consumer fixed-line services (HCS segment): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU for Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding traffic for mobile virtual network operators (MVNO)) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Section 5.11 “Non-GAAP financial measures” and Note 3 to the consolidated financial statements).

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

Commercial expenses: see External purchases.

Back to Contents

2007 form 20-F / FRANCE TELECOM 190

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on a historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases (see Note 6 to the consolidated financial statements) include:

▪

Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

▪

Service fees and inter-operator costs; and

▪

Other external purchases: external purchases including overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT expenses, equipment purchases, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired).

GOM: Gross Operating Margin (see Section 5.11 “Non-GAAP financial measures” and Note 3 to the consolidated financial statements). Revenues less external purchases, other operating expenses (net of other operating incomes) and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation. GOM is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management.

Gross operating margin: see GOM.

“Gross operating margin” (“GOM”), “Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) and organic cash flow are non-GAAP financial measures. For information on the calculation of the GOM, the CAPEX and the organic cash flow and the reasons for which France Telecom uses these measures, see Section 5.11 “Non-GAAP financial measures” and Section 5.12 “Financial glossary”.

Growing markets: Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Mauritius, Jordan, Madagascar, Mali, Mexico, Moldavia, Poland (mobile telephony subsidiaries), Central African Republic, Dominican Republic, Romania, Senegal, Slovakia, Vanuatu, Vietnam and other markets.

Labour expenses (wages and employee benefit expenses): see OPEX.

Mature markets: France, United Kingdom, Spain, Poland (fixed-line telephony subsidiaries), Belgium, Switzerland, the Netherlands (to September 30, 2007, see Section 5.1.4 “Main events that took place in 2007”) and Luxembourg.

Net financial debt: net financial debt corresponds to the total financial liabilities excluding trade payables (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in the gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is added to net financial debt in order to offset this temporary difference (see Note 20 to the consolidated financial statements).

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated through use of the mobile network, including revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual network operators (MVNO). It represents the most relevant recurring income for the wireless business and is directly correlated with business indicators.

“Non-voice” service revenues (PCS segment): “non-voice” services revenues correspond to network revenues (see this definition), excluding revenues generated by “voice” (excluding revenues from mobile virtual network operators ‑ MVNO). For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ring tones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.
Operating expenses excluding labour expenses (wages and employee benefit expenses): see OPEX.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

Back to Contents

2007 form 20-F / FRANCE TELECOM 191

OPEX: operating expenses (see Note 6 to the consolidated financial statements) included in the determination of the gross operating margin (GOM), including:

▪

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. These are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses;

▪

OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating incomes and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

OPEX excluding labour expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. France Telecom uses organic cash flow as an operational performance indicator in order to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred) (see Section 5.11 “Non-GAAP financial measures”).

Other external purchases: see External purchases.

Back to Contents

2007 form 20-F / FRANCE TELECOM 192

Item 6

directors, senior management and employees

6.1     DIRECTORS AND SENIOR MANAGEMENT

6.1     DIRECTORS AND SENIOR MANAGEMENT

193

6.1.1     Board of Directors

193

6.1.2     Senior management

198

6.2     COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

200

6.2.1     Compensation of directors and corporate officers

200

6.2.2     Compensation of the group management committee

202

6.2.3     Provisions for pensions, retirement and other benefits

202

6.2.4     Management’s shareholdings and stock options

203

6.3     BOARD PRACTICES

203

6.3.1     Duties and operations of the Board

203

6.3.2     Organization and operations of the Board Committees

205

6.3.3     Principal differences between France Telecom’s corporate governance practices and the New York stock exchange standards applying to U.S. companies206

6.4     EMPLOYEES

207

6.4.1     Workforce trends

207

6.4.2     Profit sharing and stock options

209

6.1.1     Board of Directors

6.1.1.1

Composition of the Board of Directors

Pursuant to Article 13 of the bylaws, the Board of Directors of France Telecom S.A. consists of a minimum of twelve and a maximum of twenty two members. In accordance with French law no. 86-912 dated August 6, 1986 relating to privatizations, it consists of at least two members representing the employees and one member representing the employee shareholders if the board has less than 15 members, or three members representing the employees and one member representing the employee shareholders if the board has 15 or more members.

In addition, pursuant to the French decree-law of October 30, 1935, the Board of Directors must include representatives of the French government in proportion to the latter’s shareholding in France Telecom. The board members representing the French government are appointed by ministerial order. On the date of this document, the Board of Directors was composed of 15 members:

On the date of this document, the Board of Directors was composed of 15 members:

▪

eight directors elected by the Shareholders’ Meeting;

▪

one director elected by the Shareholders’ Meeting upon proposal by employee shareholders;

▪

three directors representing the French government, appointed by ministerial order;

▪

three directors elected by employees.

Between January 1, 2007, and the date of this document, the following changes have taken place in the composition of the Board:

▪

by ministerial order dated March 9, 2007, Bruno Bezard was appointed director replacing Denis Samuel-Lajeunesse;

▪

as of May 18, 2007, Jean-Pierre Jouyet ceased to be a director following his appointment as Secretary of State for European Affairs;

▪

at the Combined Shareholders’ Meeting on May 21, 2007, Claudie Haigneré was appointed director for a 5-year term;

▪

following the resignation of Stéphane Richard on May 23, 2007, the Board of Directors co-opted Charles-Henri Filippi on February 5, 2008 to serve out his predecessor’s remaining term of office;

▪

following the resignation of Arnaud Lagardère on January 30, 2008, the Board of Directors co-opted José-Luis Durán on February 5, 2008 to serve out his predecessor’s remaining term of office.

The appointments of Charles-Henri Filippi and José-Luis Durán will be subject to ratification by the Shareholders’ Meeting of May 27, 2008.

In order to conform with the recommendations of the Afep/Medef Report of October 2003, which specifies that the duration of directors’ terms of office should not exceed four year so that the shareholders are called to express themselves through elections with sufficient frequency, the Board of Directors of April 2, 2008 decided to submit to the May 27, 2008 Shareholders’ Meeting resolutions ending the term of office of Messrs Filippi and Durán and appointing them again for a term of 4 years, i.e. until the end of the Shareholders’ Meeting which will be convened to approve the financial statements for the year 2011. This resolution is subject to the Shareholders’ Meeting also approving the resolution modifying article 13 of the bylaws and setting at 4 years the term of office for directors (see Item 10 “Additional Information – 10.2.2 Provisions concerning administrative and management bodies”). If the proposed bylaw modification were not approved, Messrs Filippi and Durán would serve a term of 5 years as currently provided for by article 13 of the bylaws.

Since April 27, 2005, Jean-Paul Gristi has attended the meetings of the Board of Directors as the representative of the Central Works’ Council.

Back to Contents

2007 form 20-F / FRANCE TELECOM 193

The following table details the members of the Board on the date of this document:

> DIRECTORS ELECTED BY THE SHAREHOLDERS’ MEETING

Name and position held within the France Telecom Group	Date appointed	Term ending	Directorships and offices outside the France Telecom Group
Didier Lombard Chairman and Chief Executive Officer	February 27, 2005(1)	2011(2)	Director of: ▪ Thomson ▪ Thalès Member of the Supervisory Board of: ▪ STMicroelectronics NV ▪ Radiall
Marcel Roulet Chairman of Compensation, Nominating and Governance Committee	February 25, 2003(1)	2011(2)

Business consultant

Director of:

▪

Thomson

▪

Thalès (permanent representative of TSA)

▪

HSBC France

▪

Chairman of the Supervisory Board of GIMAR Finance SCA

▪

Member of the Supervisory Board of Eurazeo

▪

Non-voting Director of Cap Gemini

Bernard Dufau Chairman of Audit Committee	February 25, 2003(1)	2011(2)	Director of: ▪ Dassault Systèmes ▪ KESA Electricals
José-Luis Durán Member of Strategy Committee	February 5, 2008	2012(3)	Chairman of the Management Board of Carrefour
Charles-Henri Filippi Member of Audit Committee	February 5, 2008	2012(3)	Chairman and Chief Executive Officer of HSBC France, Director of HSBC Bank plc Director of L’Oréal Member of the Supervisory Board of Euris Censor of Nexity
Claudie Haigneré Member of Strategy Committee	May 21, 2007	2012(3)	Director of Sanofi-Aventis (from May 14, 2008 subject to approval of the company’s shareholders’ meeting)Director of Cité des Sciences et de l’Industrie
Henri Martre Vice-Chairman of Strategy Committee	February 25, 2003(1)	2011(2)

Director of:

▪

Renault SA

▪

SOGEPA

▪

ON-X

Chairman of the Supervisory Board of ESLVice-Chairman of the Supervisory Board of KLMMember of the Management Committee of SOFRADIR

Member of:

▪

Conseil Supérieur de l’Aviation Marchande

▪

Board of CEPII

▪

Consultative Committee of Banque de France

▪

Advisor of Agence Française pour les Investissements Internationaux

General Manager of SOCOGIT (SARL)

Jean Simonin Member of Compensation, Nominating and Governance Committee	May 26, 1998 (1)	2011(2)	None

(1)   Term of office renewed at the Shareholders’ Meeting on April 22, 2005.

(2)   Term of office ends at Ordinary Shareholders’ Meeting convened to approve the financial statements for 2010.

(3)   Term of office ends at Ordinary Shareholders’ Meeting convened to approve the financial statements for 2011, subject, as regards Messrs Filippi and Durán, to approval by May 27, 2008 Shareholders’ Meeting.

> DIRECTOR ELECTED BY THE SHAREHOLDERS’ MEETING UPON PROPOSAL BY EMPLOYEE SHAREHOLDERS

Name and position held within the France Telecom Group	Date appointed	Term ending	Directorships and offices outside the France Telecom Group
Stéphane Tierce Member of Strategy Committee	April 22, 2005	2010 (1)	Director of AFTAS
(1) Term of office ends at Ordinary Shareholders’ Meeting convened to approve the financial statements for 2009.

Back to Contents

2007 form 20-F / FRANCE TELECOM 194

DIRECTORS REPRESENTING THE FRENCH GOVERNMENT APPOINTED BY MINISTERIAL ORDER

Name and position held within the France Telecom Group	Date appointed	Term ending	Directorships and offices outside the France Telecom Group
Bruno Bezard Member of Audit Committee	March 9, 2007	March 8, 2012	Managing Director of the Agency for State Equity Investments (APE) Government representative on the Board of Directors of: ▪ Air France – KLM ▪ Areva ▪ EDF ▪ France Télévisions ▪ La Poste ▪ Thalès
Jacques de Larosière Member of Audit Committee	May 22, 1998 (1)	September 6, 2009	Member of the Consultative Committee of AIG Chairman of the Strategy Board of EMP Chairman of the Observatoire de l’Epargne Européenne (trustee) (voluntary) Joint Chairman of Eurofi (voluntary)
Henri Serres Member of Compensation, Nominating and Governance Committee	October 1, 2002 (1)	September 6, 2009	Managing Director of Information Systems and Communications – French Ministry of Defense Government representative on the Board of Directors of: ▪ Imprimerie Nationale (national printing office) ▪ TSA

(1)   Following the transfer of the majority of France Telecom’s share capital over to the private sector, these directors were appointed again by a ministerial order issued by the French Ministry of the Economy, Finance and Industry dated September 7, 2004.

> DIRECTORS ELECTED BY EMPLOYEES

Name and position held within the France Telecom Group	Date appointed	Term ending	Directorships and offices outside the France Telecom Group
Hélène Adam Member of Strategy Committee	September 2, 2005	December 2, 2009	None
René Bernardi Member of Audit Committee	December 3, 2004	December 2, 2009	None
Jean-Michel Gaveau Member of Strategy Committee	December 3, 2004	December 2, 2009	None

The business address of all the directors, in their positions as directors of France Telecom, is: 6, place d’Alleray, 75015 Paris.

6.1.1.2

Other information relating to members of the Board of Directors

Directors elected by the Shareholders’ Meeting

Didier Lombard, 66, was appointed France Telecom’s Chairman and Chief Executive Officer on February 27, 2005. He joined France Telecom in 2003 as the Executive Director of the mission for technologies, strategic partnerships and new uses. Didier Lombard began his career in research and development at France Telecom in 1967, when he participated in the development of numerous new products for France Telecom covering satellites, electronic components and mobile systems. From 1988 to 1990, he was the Scientific and Technical Director at the French Ministry of Research and Technology and then served as Director of Industrial Strategy at the French Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his appointment to France Telecom, Mr. Lombard also served as an ambassador for international investment for several years and was founding Chairman of the French agency for international investment. He is also a director of Thomson and Thales, and a member of the Supervisory Boards of STMicroelectronics and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He is also a Knight of the French Legion of Honor and an Officer of the French Ordre National du Mérite (national merit order).

Marcel Roulet, 75, was Chairman at France Telecom from 1991 to 1995. Following this, he was Chairman and Chief Executive Officer of Thomson S.A. between February 1996 and March 1997 and Thomson CSF (now Thales) between February 1996 and January 1998. A general telecoms engineer by profession, Mr. Roulet retired on January 1, 1999 and now provides business consulting services. Marcel Roulet is also a director at Thomson and Thales (permanent representative of TSA), HSBC France and Chairman of the Supervisory Board at Gimar Finance SCA. He is a member of the Supervisory Board at Eurazeo. He is also an observer on Cap Gemini’s Board of Directors. He is Honorary Chairman of France Telecom. Mr. Roulet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Back to Contents

2007 form 20-F / FRANCE TELECOM 195

Bernard Dufau, 66, joined IBM France as an engineer in 1966 and served in various positions in marketing and management in Paris and elsewhere in France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Business Director (1983-1988), as well as General Operating Director (1988-1993) for IBM France. In 1994, he became the Managing Director of IBM Europe’s Distribution Division. From January 1, 1995 to April 1, 2001, Mr. Dufau was the Chairman and Chief Executive Officer of IBM France. From July 2001 to December 2005, he worked as a corporate strategic consultant. Mr. Dufau is also a director at Dassault Systèmes and Kesa Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and former Chairman of the Amicale des ingénieurs Supelec (engineers association).

José-Luis Durán, 43, has been Chairman of the Carrefour Group Management Board since April 2005. After studying economics, José-Luis Durán started his career in 1987 at Arthur Andersen. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held in turn the posts of Management Controller (1991-1994), Management Controller of Southern Europe (1994-1996), then Management Controller of North & South America until 1997. After having been Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed Chief Financial & Management Officer and Organization & Systems Manager of Carrefour, and joined the Group’s Executive Committee. On February 3, 2005, José-Luis Durán was appointed a Director and Managing Director of the Carrefour Group. José-Luis Durán is also a director of HSBC Holding plc, as of January 1, 2008.

Charles-Henri Filippi, 55, has been non-executive Chairman of HSBC-France since August 2007; he was previously the company’s Chairman and Chief Executive Officer. He joined HSBC France in 1987 after spending a number of years in the French civil service and in ministerial offices. He was appointed Executive President of HSBC France in 1998, and then appointed to the Group Management Board of HSBC in 2001, as Group General Manager & Global Head of Corporate and Institutional Banking. Charles-Henri Filippi is also a Director of HSBC Bank Plc.

Claudie Haigneré, 50, has been Adviser to the Director General of the European Space Agency (ESA) since November 2005. A doctor by profession, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then ESA, flying on a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. Ms. Haigneré served as Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. Claudie Haigneré also lends her support to various health causes: parents of hospitalized children (maison des parents), the Alliance des Maladies Rares with Fondation Groupama and the Kourir Association for children suffering from juvenile polyarthritis. She is a patron of the Courtin-Arthitis foundation. She is also a director of the Cité des Sciences et de l’Industrie, of the Fondation C-Génial, the Académie des Technologies, the Fondation de France and of the Fondation d’Entreprise l’Oréal. She is a member of the Académie des Technologies, the Académie des Sports and Vice-President of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore Ms. Haigneré is Patron of the Cité de l’Espace in Toulouse, the Institut de Myologie de la Pitié-Salpétrière set up by the Association Française contre les Myopathies (AFM), and supports many schools and student graduateing classes. Claudie Haigneré is a Commander of the French Legion of Honor.

Henri Martre, 80, served as Chairman and Chief Executive Officer of Aérospatiale from 1983 to 1992. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Groupement des industries françaises aéronautiques et spatiales – Gifas (French aeronautics and spatial industries group) from 1990 to 1993, Chairman of the Association européenne des constructeurs de matériel aérospatial (AECMA) (European association of aerospace manufacturers), and Chairman of Afnor from 1993 to 2002. A general engineer of armaments by profession, Mr. Martre is a director of Renault S.A., Sogepa (French government holding company of EADS) and On-X, and a member of the Executive Committee of Sofradir, Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various State Councils (Conseil supérieur de l’Aviation marchande, Conseil du CEPII) and the advisory board for the Bank of France. Mr. Martre is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He was the Delegué Général pour l’Armement (general representative for armaments) from 1977 to 1983.

Jean Simonin, 62, is the former Managing Director of the retail sales office of France Telecom S.A. in Toulouse. From 1993 to 1996 he led France Telecom’s commercial activities for the South-West division. Previously, Jean Simonin headed up France Telecom’s sales office in Avignon from 1989 to 1992 and Nevers from 1986 to 1989. Before 1986, he held various positions within France Telecom in Nevers, Cluses, Evry and Paris. He has been a director at AFTAS. He is the Mayor of Saint-Emiland (Saône-et-Loire), and Vice-Chairman of the “Autour de Couchois” association of municipalities. Mr. Simonin graduated from the Centre national des Arts et Métiers.

Director elected by the Shareholders’ Meeting upon proposal by employee shareholders

Stéphane Tierce, 39, has been in charge of the marketing and anticipation plan at Consumer Marketing with Orange France since March 2006. Between May 2003 and February 2006, he was responsible for the pre-paid market line of services (mobicard services) at Orange France. Between May 2001 and April 2003, he was a marketing manager for banking and financial services at Orange France. From February 1999 to April 2001, Mr. Tierce was a marketing manager for remote banking services within France Telecom’s Business Division. Mr. Tierce holds an engineering degree from the Ecole Nationale Supérieure des Arts et Métiers.

Back to Contents

2007 form 20-F / FRANCE TELECOM 196

Directors representing the French government, appointed by ministerial order

Bruno Bezard, 44, has served since February 26, 2007 as Managing Director of the Agency for State Equity Investments (APE) within the French Ministry of the Economy, Finance and Industry. He is also a director of Areva, France Télévision, EDF, SNCF and the French Post Office. From September 1994 to May 1998, Bruno Bezard served as Bureau Chief with the Department of the Treasury, in charge of financing housing, savings collection circuits and the Post Office. From May 1998 to January 2000, he served as the sub-Director for the Department of Treasury, responsible for insurance. From January to March 2000, he was Deputy Chief of Staff for the Minister of the Economy, Finance and Industry. In May 2000, Bruno Bezard was appointed sub-Director in the Department of the Treasury for development assistance, multilateral banks and emerging countries. At the same time, he became Vice-President of the Club de Paris. From June 2001 to April 2002, he served as Economic and Financial Advisor to the Prime Minister. As Head of the Equity Investments Department until September 2004, he was then appointed Deputy Managing Director of the Agency for State Equity Investments (APE) and was named Managing Director on February 26, 2007.

Jacques de Larosière, 78, is (volunteer) Chairman of the Observatoire de l’épargne européenne (European Savings Observatory) and co-Chairman of Eurofi. He has served as an advisor of BNP Paribas (formerly Paribas) since 1998 and as Chairman of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. He was also Chairman of the Comité des Gouverneurs du Groupe des Dix from 1990 to 1993. He served as Governor of Banque de France from 1987 to 1993 and as Chief Executive Director of the International Monetary Fund (IMF) from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry, including Treasury Director. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’etudes politiques de Paris, and the Ecole Nationale d’Administration. He is a member of the Institute.

Henri Serres, 57, has been the Managing Director of information systems and communications at the French Ministry of Defense since September 2006, and Vice Chairman of the General Council for information technologies within the Ministry of the Economy, Finance and Industry since July 2005. In December 2005, he was appointed as French government representative to the Board of Directors of La Poste (the French Post Office). Mr. Serres served in the office of André Giraud, French Minister for Industry from 1978 to 1980, and then as Technical Director in the Ministry of Defense from 1981 to 1986. He was also Head of Public Radio Telephony at Matra Communication from 1986 to 1989. He was a Director of the Department of Industry, responsible for the communication and service industries from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000, then as Central Director for IT systems security with the General Secretariat for National Defense from 2000 to 2005. Mr. Serres is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Directors elected by employees

Hélène Adam, 55, has been a technician on the international network, part of France Telecom’s ROSI/IBNF (International Backbone Network Factory) switching department since September 2006. She has previously held various responsibilities within the European Group Works Council, notably contributing to its creation. Prior to that, she served as Head of Telecommunication Line Work, then as videocommunication engineering supervisor at the Arcueil Paris-South Line Construction Center.

René Bernardi, 50, has been a member of the FTTH (Fiber to the home) project team based in Lyon since March 2007. Between 2004 and 2007, he chaired the @toukolo Association. Mr. Bernardi previously held various senior trade union roles between 1992 and 2004 in Drôme, the Rhône Alpes region and in the Poste et Télécommunications trade union federation. He started his career with France Telecom in 1977 in the national network division and organized the customer problem tracking activity at the main operations center in Montélimar from 1988 to 1992.

Jean-Michel Gaveau, 55, is a business manager and network designer within the Rouen intervention unit. He has been an employee of France Telecom since 1977.

To the best of the Company’s knowledge, on the date of this document:

▪

there are no family ties between France Telecom S.A.’s directors;

▪

no directors have been convicted of fraud over the past five years;

▪

no directors have been associated with a bankruptcy, receivership or liquidation in the last five years;

▪

no directors have been officially and publicly incriminated or sanctioned by statutory or regulatory authorities over the last five years;

▪

no directors have been disqualified by a court from acting as a member of an administrative, management or supervisory board of an issuer or from acting in the management or conduct of the affairs of any issuer within the past five years.

6.1.1.3

Independent directors

At its meeting on February 5, 2008, the Board of Directors indicated that six directors may be considered independent according to the criteria set out in the Afep/ Medef Report of October 2003 on corporate governance for listed companies. These are Ms. Claudie Haigneré and Messrs. Bernard Dufau, José-Luis Durán, Charles-Henri Filippi, Henri Martre and Marcel Roulet.

The other directors are either representatives of the French government, or employees or former employees within the past five years of France Telecom and, as such, may not be considered independent based on the Afep/ Medef Report criteria.

Back to Contents

2007 form 20-F / FRANCE TELECOM 197

Under the independence criteria set out in the Afep/ Medef Report, an independent director must:

▪

not be an employee or officer of the company, an employee or director of its parent company or of a company that it consolidates, and not have served in any of these capacities during the previous five years;

▪

not be an officer of another company in which the company holds, directly or indirectly, a position on the Board of Directors, or in which an employee designated as such or an officer of the company (either presently or within the last five years) serves on the Board;

▪

not be, or be directly or indirectly linked to, a significant customer, supplier, commercial banker or investment banker of the company or its group, or for which the company or its group represents a significant share of business;

▪

not have close family ties with a company officer;

▪

not have been an auditor of the company within the last five years;

▪

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

To the best of the Company’s knowledge, there are no restrictions that have been agreed to by members of the Board of Directors concerning the disposal, within a certain period of time, of their shareholdings in France Telecom S.A.. In accordance with the legal provisions in force and the bylaws, each director elected by the shareholders’ Meeting (other than the director representing employee shareholders) and each director elected by employees must own at least one share in France Telecom S.A.. Moreover, directors holding shares under the France Telecom Group’s company savings plan that are invested in shares of the Company, or that have purchased shares from the French government within the framework of the privatization laws, are subject to the lock-up and non-transferability rules applicable under the provisions governing such operations.

6.1.2     Senior management

Didier Lombard was appointed Chairman and Chief Executive Officer by the Board of Directors on February 27, 2005. In this capacity, Mr. Lombard is responsible for the general management of France Telecom.

The Board of Directors has chosen not to appoint a Deputy Chief Executive Officer (Directeur Général Délégué).

A Group Management Committee, made up of nine members, is notably responsible for the implementation of the Group’s transformation programs and strategy, and monitors its operational and financial performance.

> GROUP MANAGEMENT COMMITTEE MEMBERS

Didier Lombard	Chairman and Chief Executive Officer
Olivier Barberot	Group Human Resources and operations in Poland
Barbara Dalibard	Enterprise Communication Services
Jean-Yves Larrouturou	Group General Secretary, operations in Africa, Middle East and Asia and international development
Gervais Pellissier	Group Finance and operations in Spain
Georges Penalver	Group Strategic Marketing and Orange Labs
Olaf Swantee	Personal Communications Services and operations in the United Kingdom, Europe and the Middle East
Jean-Philippe Vanot	Group Networks and Information Systems
Louis-Pierre Wenes	Group transformation, Home Communication Services and operations in France

Didier Lombard See Section 6.1.1 “Board of Directors”.

Olivier Barberot, 53, Senior Executive Vice-President in charge of Group Human Resources and operations in Poland. Mr. Barberot joined the France Telecom Group in March 2003 as Executive Vice-President for the Development and Optimization of Human Resources. Since March 2004, he has been in charge of Management Networks and Internal Communications. After several engineering positions held up to 1985, Mr. Barberot was General Secretary for Futuroscope in Poitiers from 1985 to 1991, then General Secretary for the CGI until 1993. From 1993 to 1997, he was General Secretary of Université Léonard de Vinci. Between July 1997 and March 2003, he was Head of Human Resources and a member of the Executive Committee at the Thomson Group (formerly Thomson Multimedia).

Barbara Dalibard, 49, Senior Executive Vice-President in charge of Enterprise Communication Services. Ms. Dalibard was Executive Vice-President of the Corporate Solutions Division from January 2003, before heading up the Enterprise Communication Services Division from April 2004. Barbara Dalibard has also been Chairman and CEO of Equant since August 2005. Ms. Dalibard began her career with France Telecom in 1982, holding various sales management positions. In 1998, Ms. Dalibard joined Alcanet International SAS, a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as Commercial Director for New Operators, before becoming Sales Director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice Chairman of Orange Business. Ms. Dalibard is a graduate of the Ecole Normale Supérieure, a qualified math teacher and a graduate of the Ecole Nationale Supérieure des Télécommunications.

Back to Contents

2007 form 20-F / FRANCE TELECOM 198

Jean-Yves Larrouturou, 46, Senior Executive Vice-President and Group General Secretary. In this position since March 2004, Mr. Larrouturou joined France Telecom in May 2003, after 15 years with the French Ministry of the Economy, Finance and Industry. Jean-Yves Larrouturou started his career at the Club de Paris in 1988 and pursued his career in the Financial Markets Section of the Treasury Department in 1990 and subsequently in 1993 as Financial Attaché in Brussels. In 1995, he was placed in charge of the capital operations section and the financing, banking and monetary affairs sub-division in 1998. In 2001, he was appointed Director of Communications at the Ministry. Jean-Yves Larrouturou is a graduate of the Ecole Centrale de Paris, the Institut d’études politiques de Paris, the Ecole Nationale d’Administration and the Tokyo Institute for Fiscal and Monetary Policy.

Gervais Pellissier, 48, Senior Executive Vice-President in charge of Group Finance and operations in Spain. He joined France Telecom in October 2005 to supervise the integration of France Telecom’s businesses in Spain and advise on geographical integration within the Group. Gervais Pellissier previously served as Deputy Director and General Manager of Groupe Bull, in which he held various positions between 1983 and 2005, including Chief Financial Officer (1998 to 2000) and Deputy General Manager (2000 to 2004). He holds a degree in Business Law (Université Paris XI) and is a graduate of HEC (International Management – joint program with UC Berkeley and the University of Cologne).

Georges Penalver, 51, Senior Executive Vice-President in charge of Group Strategic Marketing and Orange Labs. Before joining France Telecom in September 2005, Georges Penalver was Deputy General Manager of SAGEM Communication (SAFRAN group). From 2002 to 2005, he developed SAGEM’S Broadband Communications Business, overseeing the launch of new fixed and mobile product offers, including ADSL access, modems, routers, triple-play gateways, video telephony and digital television, as well as the implementation of cutting-edge telecoms networks, industrial deployment in Tunisia, Asia and Eastern Europe, and the development of sales networks in Europe, China, Southeast Asia, Australia, the Middle East, Africa and the Americas. During his career at SAGEM since 1980, Mr. Penalver moved from researcher within the Telecom Terminal R&D team to head of the Fax and Wireless Telephony Department, and head of the Network and Internet Division, before being appointed to the SAGEM Management Board in April 2001. Throughout this period, he notably participated in the development of mobile and Internet services. Mr. Penalver is a graduate of the Ecole Nationale Supérieure d’Arts et Métiers in Aix en Provence (gold medal, 1974) and the Ecole Nationale Supérieure de Télécommunications in Paris (1980). He is also a Knight of the French Ordre National du Mérite.

Olaf Swantee, 41, joined the France Telecom Group on August 13, 2007, as Senior Executive Vice-President in charge Personal Communication Services and operations in the United Kingdom, Europe and the Middle East. He was previously Senior Vice-President of Hewlett-Packard dealing with business-to-business software sales in Europe, the Middle East and Africa. Olaf Swantee is Dutch and a graduate in economics. He also holds a European MBA. He has 17 years of international experience in IT as sales & Marketing Director, with international revenue and profit responsibilities. Olaf Swantee contributed to the growth of Hewlett-Packard in Europe, after having made a significant contribution to the sales development of Compaq and Digital Equipment.

Jean-Philippe Vanot, 56, Senior Executive Vice-President in charge of Group Networks and Information Systems. Jean-Philippe Vanot has served as Executive Director of the Networks, Operators, and Information Systems division since March 2004. He has spent his entire career with France Telecom since starting in the National Network Division in 1977, and has a varied technical and operational background. Regional Vice-President in Créteil and then Bagnolet, Mr. Vanot has held several divisional vice-president positions within the Networks Branch since 1996 (International Networks Vice-President, Long Distance Networks Vice-President and Regional Vice-President for Paris). Jean-Philippe Vanot is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He is also a Knight of the French Ordre National du Mérite.

Louis-Pierre Wenes, 59, Senior Executive Vice-President in charge of Group transformation and French operations. He joined the France Telecom Group in January 2003 as Senior Vice-President of Procurement and Performance Improvement, which became the Procurement Division in March 2004. He began his career in 1972 at Matra Automobile, first as a production engineer, then as Vice-President of Quality Control. He served as Industrial Director at Matra Electronique from 1977 to 1981. Louis-Pierre Wenes then became Chairman and Chief Executive Officer of Comelin (printed circuits) until 1985. He was Director of the German subsidiary of Matra Datavision and then that company’s Vice-President for Europe and Eastern European countries, before joining Coopers and Lybrand in 1989, heading up its Industry and Logistics division. Mr. Wenes served as Vice-President at Gemini Consulting from 1994 to 1996, before being appointed Vice-President of AT Kearney Paris, a position that he has held until now. Mr. Wenes is a graduate of the Ecole Centrale de Paris.

Back to Contents

2007 form 20-F / FRANCE TELECOM 199

6.2     COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

6.2.1     Compensation of directors and corporate officers

6.2.1.1

Compensation of the Chairman and Chief Executive Officer

> GROSS AMOUNTS EXCLUDING EMPLOYER’S SOCIAL SECURITY CONTRIBUTIONS AND BENEFITS PAID IN RESPECT OF 2007 AND 2006
(in euros)	2007	2006
Fixed	900,000	900,000
Variable (1)	598,500	464,738
Incentive and employee profit-sharing (2)	0	0
Exceptional	0	0
Benefits in kind	3,885	3,382
Attendance fees (3)	0	0
TOTAL	1,502,385	1,368,120

(1)   Including the portion relating to the second half of the relevant year, which is paid in the following year.

(2)   As a corporate officer, the Chairman does not receive any incentive or employee profit-sharing.

(3)   The Chairman has waived his right to receive attendance fees.

Compensation paid to the Chairman and Chief Executive Officer is set by the Board of Directors on the basis of a proposal from the Compensation, Nominating and Governance Committee.

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

In 2007, Didier Lombard was eligible for a bonus whose target rate is 50% of his base compensation. In the event that these objectives are exceeded, this bonus may reach a maximum of 66.6% of the base salary. The semi-annual variable portion of the Chairman and CEO was based on an overall financial objective calculated on the scope of France Telecom Group and consisting of the weighted average growth rate on a comparable basis of the revenues and the Organic Cash flow indicator.

Pension plan

Didier Lombard is not a beneficiary of any specific pension arrangements. He is covered by the France Telecom supplemental retirement system and shall continue to benefit for the rest of his term of office from the supplemental pension system created for employees classified as “off-grid”, in view of his being placed off-grid before the age of 55. This pension will be paid to him at the liquidation of his other pension plans provided that he is still at that time with the Company. The end-of-career salary used to calculate the supplemental pension is equal to the best annual average of the gross compensation for 36 months “off-grid” or as a corporate officer.

Other benefits

The benefits in kind received by Didier Lombard consist of a company car, a telephone line package and assistance from private firms providing personal legal assistance related to his position, up to a maximum of 100 hours of advice annually.

In accordance with the provisions of article L. 225-42-1 of the French Commercial Code as amended by French law No 2007-1223 dated August 21, 2007, the Board of Directors of April 2, 2008 decided to submit to the May 27, 2008 Shareholders’ Meeting a resolution authorizing the Board to pay to Didier Lombard, in the event his duties with the company are terminated, a sum of up to 21 months of his compensation (including the contractual severance package) calculated on the average of his total monthly compensation during the last 24 months. Such payment shall be subject to Didier Lombard reaching the objectives assigned by the Board of Directors for the calculation of his bonus during the last four six-month periods preceding such termination.

Didier Lombard also participated in the share purchase offer reserved for employees in December 2007 (see section 6.4.2 “Profit sharing and stock options”).

Stock-options

Didier Lombard was allocated 140,000 stock-options by the Board of Directors at its meeting of May 21, 2007, within the framework of the “May 2007” stock-option plan (see Section 6.4.2). The Board of Directors decided that all shares issued in the event of these options being exercised will be kept as registered shares by Didier Lombard for the rest of his term of office.

Free share award plan

No shares were allocated to Didier Lombard within the framework of the free share award plan approved by the Board of Directors on April 25, 2007 (see section 6.4.2.).

Back to Contents

2007 form 20-F / FRANCE TELECOM 200

6.2.1.2

Directors’ attendance fees

(in euros)	In respect of 2007	In respect of 2006
Didier Lombard	0	0
Hélène Adam (1)	34,000	31,500
René Bernardi	46,000	43,500
Bruno Bezard (2) (3)	27,111	na
Bernard Dufau	58,000	56,500
Jean Michel Gaveau (1)	34,000	30,000
Claudie Haigneré (4)	14,111	na
Jacques de Larosière (2)	36,000	44,500
Henri Martre	34,000	32,000
Marcel Roulet	53,000	46,500
Henri Serres (2)	37,000	37,000
Jean Simonin	40,000	38,500
Stéphane Tierce	38,000	31,500
Former directors
Jean-Pierre Jouyet (2) (5)	12,806	16,500
Arnaud Lagardère (6)	11,000	17,000
Stéphane Richard (7)	19,944	32,000
Pierre-Mathieu Duhamel (8)	na	5,500
Denis Samuel-Lajeunesse (9)	na	27,000
TOTAL	494,972	489,500

na: not applicable.

(1)   Attendance fees paid to these directors representing employees were paid to their trade union organization on their request.

(2)   Attendance fees paid to directors representing the French government are paid to the Treasury Department.

(3)   Appointed on March 9, 2007.

(4)   Appointed on May 21, 2007.

(5)   Stood down on May 18, 2007.

(6)   Stood down on January 30, 2008.

(7)   Stood down on May 23, 2007.

(8)   Stood down on April 19, 2006.

(9)   Stood down on August 31, 2006.

The Shareholders’ Meeting of April 22, 2005 set the maximum amount of attendance fees payable to directors at 500,000 euros a year. In accordance with this decision, the Board of Directors decided on February 5, 2008, after consultation with the Compensation, Nominating and Governance Committee, to allocate 494,972 euros to all Members of the Board of Directors in respect of 2007. These attendance fees were paid in February 2008.

Pursuant to the rules concerning the distribution of attendance fees confirmed by the Board of Directors on February 5, 2008, directors received a fixed amount of 10,000 a year and a variable amount based on their attendance at Board and committee meetings and the functions they serve within these committees.

The Board of Directors on April 2, 2008 decided to submit to the May 27, 2008 Shareholders’ Meeting a resolution setting the maximum amount of attendance fees payable to directors in respect of 2008 and subsequent years at 600,000 euros a year.

With the exception of directors representing employees and employee shareholders who receive compensation as employees of the Company and of the Chairman and Chief Executive Officer, directors did not receive any compensation or benefits other than attendance fees in 2007, nor do they benefit from any pension commitments from France Telecom.

Back to Contents

2007 form 20-F / FRANCE TELECOM 201

6.2.1.3

Other compensation paid to employee directors

> GROSS AMOUNTS EXCLUDING EMPLOYER’S SOCIAL SECURITY CONTRIBUTIONS AND BENEFITS PAID IN RESPECT OF 2007 AND 2006

	Hélène Adam		René Bernardi		Jean Michel Gaveau		Stéphane Tierce
(in euros)	2007	2006	2007	2006	2007	2006	2007	2006
Fixed	29,949	29,788	50,936	42,656	29,127	26,536	65,515	65,577
Variable(1)(2)	0	0	2,913	4,387	691	779	7,076	12,655
Incentive, employee profit-sharing and employer’s contribution(1)(3)	-	3,970	-	5,631	-	3,138	-	8,583
Exceptional	2,696	744	19 871	8,442	0	27	73	0
Benefits in kind	232	232	349	349	232	232	0	0

(1)   See Section 6.4.2 for calculation criteria.

(2)   The variable amount for the second half of the 2007 fiscal year, which will be paid in 2008, was not made public in France since it was not known when the Board of Directors approved its report to the Shareholders’ Meeting. As a result, the 2007 variable amount consists only of the variable for the first half of 2007. On the other hand, the 2006 amount is the amount paid in respect of the full 2006 year.

(3)   Figures for incentive, profit sharing and employer’s contribution in 2007 were not made public in France (see 1 above). The 2006 amount is the amount paid in respect of 2006.

Stock-options

Employee directors did not receive any stock-options in 2007.

At January 31, 2008, Stéphane Tierce, a director representing employee shareholders, held 1,140 stock-options granted by the Board of Directors on October 26, 2005 (see Section 6.4.2 “Profit sharing and stock options”).

Free share award plan

Within the framework of the free share award plan approved by the Board of Directors on April 25, 2007 (see Section 6.4.2), employee directors will be allocated the following on April 25, 2009, subject to the performance conditions of the plan:

Hélène Adam:	80 shares
René Bernardi:	120 shares
Jean Michel Gaveau:	120 shares
Stéphane Tierce:	200 shares

6.2.2     Compensation of the group management committee

The total gross amount, excluding employer charges, of the compensation paid in respect of the 2007 fiscal year by France Telecom and the companies controlled by it to the members of the France Telecom Group Management Committee, including Didier Lombard (i.e. a total of nine people), was 7,019,867 euros. This amount includes all of the compensation (gross salaries, bonuses, and non-monetary benefits) paid in respect of 2007, including the variable portion concerning the second half of 2007, excluding incentive payments, profit-sharing and employer contributions which are not known as of the date of this document (the amount of incentive, profit-sharing and employer contributions paid in respect of 2006 was 125,654 euros).This figure does not include termination benefits of 4,691,381 euros.

The members of the Group Management Committee do not receive director’s fees for the offices held by them in the companies of the France Telecom group.

The contracts of the members of the Group Management Committee contain a clause providing for a contractual severance indemnity of 15 months maximum of their latest total annual compensation (including the contractual severance package). See Section 6.2.1.1 “Compensation of the Chairman and Chief Executive Officer” for the severance package of Didier Lombard.

6.2.3     Provisions for pensions, retirement and other benefits

The total amount of retirement commitments (contractual retirement pay and additional defined benefits) recorded as provisions in the financial statements as of December 31, 2007, in relation to the members of the Group Management Committee, including Didier Lombard, was 6,597,945 euros.

With the exception of the Chairman and Chief Executive Officer and the employee directors, directors have received no retirement commitments from France Telecom.

Back to Contents

2007 form 20-F / FRANCE TELECOM 202

6.2.4     Management’s shareholdings and stock options

Shareholdings

The list below shows the number of France Telecom shares held by each of the members of the Board of Directors as of February 5, 2008, to the best of the Company’s knowledge:

> NUMBER OF FRANCE TELECOM SHARES HELD BY MEMBERS OF THE BOARD ON FEBRUARY 5, 2008

Didier Lombard	6,888
Hélène Adam	146
René Bernardi	908
Bruno Bezard	-
Bernard Dufau	6,692
José-Luis Durán	10
Charles-Henri Filippi	1
Jean-Michel Gaveau	1
Claudie Haigneré	70
Jacques de Larosière	-
Henri Martre	70
Marcel Roulet	4,318
Henri Serres	1,842
Jean Simonin	4,950
Stéphane Tierce	3,308

These figures include the shares purchased by the employee directors or former employee directors under the offering by the French government reserved for employees in December 2007 whose settlement-delivery was made on January 29, 2008 (See Section 6.4.2 “Profit sharing and stock options”).

At January 31, 2008, to the Company’s knowledge, the members of France Telecom’s Group Management Committee, including Didier Lombard, held a total of 40,571 France Telecom shares.

Stock options

At January 31, 2008, Didier Lombard held 288,000 stock  options representing 0.01% of the share capital, which were granted to him by the Board of Directors’ meeting, of which 148,000 under the October 2005 plan and 140,000 under the May 2007 plan (See Section 6.4.2.2 “Stock options”). The expense recorded on the income statement on December 31, 2007 for these options was 262,399 euros.

No other director holds stock options for new or existing shares granted by France Telecom with the exception of Stéphane Tierce, an employee director representing employee shareholders (See Section 6.2.1.3 “Other compensation paid to employee directors”).

As of January 31, 2008, the members of the France Telecom Group Management Committee (including Didier Lombard), held a total of 1,087,000 stock options representing 0.04% of the share capital, which were granted to them by the Board of Directors’ meetings, of which 523,000 under the October 2005 and March 2006 plans and 564,000 under the May 2007 plan. The expense recorded on the income statement for the period ended December 31, 2007, for these options was 924,798 euros.

6.3     BOARD PRACTICES

France Telecom observes the principles of corporate governance for listed companies set forth in the October 2003 Afep/Medef Report and has endeavored to implement the recommendations of this report, in particular, through the adoption by the Board of Directors of internal guidelines setting the guiding principles for its operations and the terms under which it performs its duties (See Section 10.2.2 “Provisions concerning administrative and management bodies”).

6.3.1     Duties and operations of the Board

The Board of Directors presides over all decisions relating to the company’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by management.

The Board of Directors met 11 times in 2007. On average, 12 directors attended each Board meeting during this financial year. The average Board meeting lasted three hours. Usually, one or more Board Committees met prior to the meeting to prepare its deliberations (see below).

Back to Contents

2007 form 20-F / FRANCE TELECOM 203

The Board’s main activities were as follows:

Review of the financial statements and results

The Board of Directors approved the annual and half-yearly consolidated and unconsolidated financial statements, management reports and related-party agreements. It reviewed the quarterly revenues and key results. It approved the reports and resolutions submitted to the Shareholders’ Meeting and the responses to the shareholders’ written questions. It reviewed the 2007 budget.

Review and approval of strategic operations

In particular, the Board of Directors considered or was given information regarding the following investments, acquisitions or disposals: disposal of the Group’s fixed-line, Internet and mobile businesses in the Netherlands, acquisition of Ya.com in Spain, acquisition of Telkom Kenya, acquisition of the mobile operator One in Austria, acquisition of shares in Orange Moldavia held by minority shareholders, response to the competitive bidding process as part of the privatizations of Algérie Télécom and Ghana Telecom.

Strategic issues

Four Strategy Committees open to all Members were held during 2007 (cf. see “Strategy Committee” below.).

Corporate governance

During its meeting on January 31, 2007, the Board of Directors noted the preliminary results of the 4th quarter of 2006 and authorized the company to disclose them. It also reviewed and approved the 2007 budget.

During the meeting of March 5, 2007, the Board unanimously approved the consolidated and unconsolidated financial statements for the business year 2006 and the related management reports, as well as the report on the conditions of preparation and organization of the work of the Board of Directors and the procedures for internal control. Moreover, the majority of Board members approved the proposal to distribute a dividend of 1.2 euros per share in respect of the year 2006 and the policy to use cash for 2007.

At its meeting on April 4, 2007, the Board of Directors approved the principle of awarding free shares to employees as authorized by the Shareholders’ Meeting on April 21, 2006.

The free share award plan for employees based in France, which is subject to performance conditions, was adopted by the Board at its meeting on April 25, 2007. The Board approved the general regulation of the plan and the list of beneficiaries.

During the same meeting, the Board of Directors approved the general regulation of a new stock subscription plan, its list of beneficiaries and the number of options to be granted. For timing reasons, the decision on setting the price allowing the options to be definitively granted was held over until the meeting of May 21, 2007.

On April 25, the Board also reviewed the results and the lessons to be learned from the second assessment of the operation of the Board and its Committees. It noted the report from the Chairman of the Compensation, Nominating and Governance Committee about the activity of the Group’s Ethics Committee in 2006 and the plan of action for 2007.

On August 1, 2007, the Board of Directors unanimously approved the 2007 half-year financial statements. On the same day, following the Board assessment carried out in 2007, it approved the proposals from the Compensation, Nominating and Governance Committee regarding the operation of the latter, aimed at refining the respective role of the Board and its Committees as regards internal control, risk management and fraud prevention.

Finally the Board of Directors appointed Claudie Haigneré to the Strategy Committee, which from then on comprised five members.

Following its decision in principle made on April 4, 2007, the Board of Directors adopted a plan on December 4, 2007 for awarding free shares to employees of the Group based outside France. The Board approved the general regulation of the plan and the list of beneficiaries.

Back to Contents

2007 form 20-F / FRANCE TELECOM 204

6.3.2     Organization and operations of the Board Committees

Pursuant to the guidelines set out in the Afep/Medef Report, the Board of Directors created the following three specialized committees:

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau(2)	René Bernardi Bruno Bezard Charles-Henri Filippi (1) Jacques de Larosière
Compensation, Nominating and Governance Committee	2003 (2)	Marcel Roulet (1)	Henri Serres Jean Simonin
Strategy Committee	2003	Didier Lombard	Hélène Adam José-Luis Durán (1) Jean-Michel Gaveau Claudie Haigneré (1) Henri Martre (1) Stéphane Tierce
(1) Independent director as defined by the Afep/Medef Report. (2) The Compensation, Nominating and Governance Committee replaced the Compensation Committee created in 1997.

Audit Committee

The Audit Committee comprises at least three members appointed by the Board of Directors on the recommendation of the Compensation, Nominating and Governance Committee. The Chairman of the Audit Committee is chosen from the independent Directors.

Aside from the financial and/or accounting expertise required of all its members, the Audit Committee must also include among its members at least one person who qualifies as a “financial expert”, i.e. a person who has held a position at least equivalent to chief financial officer, comptroller or auditor of a company comparable to France Telecom.

Following the departure of Stéphane Richard in 2007, the Board of Directors appointed Charles-Henri Filippi to the Audit Committee as a financial expert at the Board meeting on February 5, 2008. See Item 16A “Audit Committee financial expert”.

The responsibilities of the Audit Committee are detailed in Article 7 of the Board’s Internal Guidelines.

The Audit Committee met seven times in 2007. It met regularly with France Telecom’s executive officers and main managers of the Group’s Finance Department, as well as the Director of Internal Audit and Risk Control and the statutory auditors, in order to examine their respective action plans and the work that had been accomplished.

The Audit Committee notably reviewed the following:

▪

2007 Budget;

▪

2006 consolidated and unconsolidated financial statements and Management Report;

▪

report on the Board of Directors’ activities and internal audit for 2006;

▪

report from the statutory auditors on the finalization of the financial statements for 2006;

▪

half-year 2006 consolidated and unconsolidated financial statements and Management Report;

▪

revenues and principal income for the first and third quarters of 2007;

▪

distribution of a dividend of 1.20 euro per share to the shareholders in respect of financial year 2006;

▪

account reconciliation notes comparing the financial statements prepared in accordance with U.S. GAAP with those prepared in accordance with IFRS for the annual (report on Form 20-F) and half-year accounts 2006;

▪

cash use policy;

▪

review of off-balance sheet commitments and litigation for 2007;

▪

update on the proceedings and investigations of the European Commission;

▪

2006 report on the internal audit and risk mapping;

▪

Internal Audit program for 2007;

▪

progress of the work implemented to satisfy the U.S. Sarbanes-Oxley Act;

▪

proposed acquisitions as per the approval of strategic operations (see para. 1.1.1);

▪

allocation of CAPEX;

▪

refinancing of Group debt;

▪

fees of the statutory auditors;

▪

information presented at the Investor Day on December 05, 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 205

Compensation, Nominating and Governance Committee

The Compensation, Nominating and Governance Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman.

Article 8 of the Board’s Internal Guidelines details the responsibilities of the Committee.

The Committee met seven times in 2007.

In particular, it considered the following matters:

▪

definition of the objectives and procedures for calculating the bonus of the Chairman for each six-month period, and the terms of his retirement;

▪

report from the Group’s Ethics Committee;

▪

consideration of the situation of directors with regard to the Afep/Medef Report criteria;

▪

study of the principle and implementation of a plan for additional compensation aimed at involving all employees in the success of the “NExT” plan with both a free share award plan and a stock option plan;

▪

consideration of the terms of the offering reserved for employees and former employees to buy France Telecom shares following the June 2007 sale by the French government of 5% of the company’s capital.

Strategy Committee

The Strategy Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman. The latter chairs the Committee. The Chairman of the Audit Committee attends meetings of the Strategy Committee.

Article 6 of the Board’s Internal Guidelines details the responsibilities of the Committee.

The Committee met four times in 2007. All directors were invited to attend. The Committee especially examined the project to dispose of the Group’s fixed-line, Internet and mobile businesses in the Netherlands, quality development of the Group’s products and services, the situation of networks and their development, and the European Commission’s proposal to separate network functions. It then proceeded to review the Group’s assets on the African continent.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 206

NYSE Standards	Corporate Governance Practices of France Telecom
Board Independence

France Telecom has chosen to follow the criteria for independence used in France in the Afep/Medef Report (October 2003). The Afep/Medef Report criteria provide that one-third of board members should be independent. According to these criteria, six members (out of the total of 15 current board members) are independent.

France Telecom has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria of independence as provided in the Afep/Medef Report are set forth in section 6.1.1.3 “Independent Directors”.

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

Compensation/Nominating/ Corporate Governance Committee

France Telecom has a combined Compensation, Nominating and Governance Committee. The Committee consists of three directors, including one independent director. According to the recommendations of the Afep/Medef Report it should be composed of a majority of independent directors.

The Committee differs from the recommendations of the NYSE in relation to the independence of members, given that the definitions are not the same. In terms of internal mechanics, while the committee has a written Charter, it does not comply with all the requirements of the NYSE.

Audit Committee

France Telecom’s Audit Committee consists of five directors including two independent directors.

Of these, two members are representatives of the French government and one is an employee who is not an executive officer of the issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Securities Exchange Act of 1934, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (c) relating to non executive employees and (E) relating to foreign government representatives. For its part, the Afep/Medef Report recommends that two-thirds of an audit committee’s members should be independent.

The Committee is responsible for organizing the procedure for selecting the statutory auditors. It makes a recommendation to the board of directors regarding their choice and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by the shareholders’ meeting.

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
Adoption and disclosure of corporate governance guidelines

France Telecom has adopted corporate governance guidelines (the “Internal Guidelines”, available on its website at www.orange.com) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	France Telecom has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

6.4     EMPLOYEES

6.4.1     Workforce trends

Overall Group changes

> NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT END OF PERIOD)
SCOPE	2007	2006	2005
France Telecom S.A.	97,355	99,902	104,661
French subsidiaries	8,817	8,986	12,354
Total France	106,172	108,888	117,015
International subsidiaries	81,159	82,148	81,170
TOTAL GROUP	187,331	191,036	198,185

Back to Contents

2007 form 20-F / FRANCE TELECOM 207

Between 2006 and 2007, the number of employees (active employees at year-end) decreased by 3,705 on an historical basis. This reduction breaks down as follows:

▪

2,716 employees in France, mainly as a result of retirements, resignations and transfers to the public sector; people leaving to set up on their own and within the framework of supported personal projects schemes;

▪

989 employees in international subsidiaries.

On a comparable basis, the number of permanent employees in France decreased by 4,005 in 2007 (permanent and temporary staff). Within the scope of NEXT commitments (the Group in France excluding new Orange Business Services acquisitions), the number of permanent employees decreased by 4,105 in 2007. On a cumulative basis in 2006 and 2007, the number of permanent employees decreased by 11,991, equal to 75% of the three-year target (reduction of 16,000 permanent staff) within the context of the NEXT plan.

In France, the main aspect concerning changes in the number of employees in 2007 was the high level of definitive departures, primarily retirements (around 1,600) and transfers to the public sector (over 1,000 departures), partly offset by the hiring of new staff from outside the Group (1,464 new staff within the scope of NEXT commitments).

Outside France, changes in the number of employees in 2007 varied in each country and business sector. An increase in the number of employees was observed at mobile and Internet subsidiaries, with a reduction in fixed-line operations.

Between December 31, 2006 and December 31, 2007, the number of temporary contracts remained stable overall, down from 4,353 (pro forma) to 4,280 for the France Telecom Group as a whole. The number of temporary contracts in France remained more or less at the same level (1,788 at end-2006 versus 1,794 at end-2007). Outside France, the number of temporary employees decreased by just 79, falling from 2,565 at end-December 2006 to 2,486 at end-December 2007, with a significant increase in Poland (increase of 261) and falls in Europe and the Middle East (decrease of 316) and the United Kingdom (decrease of 65).

The breakdown of persons employed in France by category of activity was as follows at December 31, 2007:

BREAKDOWN OF FRANCE GROUP* EMPLOYEES BY CATEGORY OF ACTIVITY AT DECEMBER 31, 2007
Sales and customer services	46.7%
Innovation & forecasting	3.2%
Management & support	13.1%
Content & multimedia production	0.5%
Information systems	8.5%
Technical & network	27.7%
Other	0.3%
* including Silicomp

Recruitment policy

> NUMBER OF EXTERNAL HIRES UNDER OPEN-ENDED CONTRACTS
	2007	2006
France Telecom S.A.	1,288	2,124
French subsidiaries*	628	610
Total France	1,916	2,734
International subsidiaries*	12,733	10,060
TOTAL GROUP	14,649	12,794
* including new Orange Business Services acquisitions (Diwan, Néocles, Silicomp, etc.)

The France Telecom Group continued to exercise close management of its external recruitment in France in 2007. The number of external hires in France in 2007 came to 1,916 or 1,464 for the initial scope of the NEXT plan (excluding new Orange Business Services acquisitions). These hires concern primarily the priority sectors of sales and customer relations, business services, innovation, IT systems development and multimedia.

The number of external hires at France Telecom S.A. in 2007 includes 864 employees hired on a part-time basis in the area of customer relations (stores and telephone customer services). These employees were hired due to the significant number of departures in this category.

External hires at international subsidiaries remained at a high level due to the high turnover in some countries with a very competitive environment and the expansion needs of mobile phone and Internet subsidiaries.

Back to Contents

2007 form 20-F / FRANCE TELECOM 208

Transfers to the public sector

The policy of transferring civil servants to the public sector continued in 2007, based on five government decrees (published in September and October 2004) facilitating transfers of France Telecom employees to the public sector.

A total of 1,061 transfers were made in 2007, 41% of which concerned management staff and 59% non-management staff.

Private employees may also transfer to the public sector; they benefit from the “supported personal projects” scheme.

Around 10,000 job offers are published on our dedicated website every year. In 2007, these offers resulted in nearly 13,500 applications, an increase of 73% compared with 2006, thereby demonstrating our employees’ interest in the public sector.

External workforce

> EXTERNAL STAFF (1) (FRANCE TELECOM S.A.)
	2007	2006
Payments made to external companies for providing staff (in million euros)	19.28	43.27
Monthly average number of temporary staff	386*	889*
Monthly average duration of temporary staff contracts	2.10	2.50
* calculated on the basis of temporary employment costs as recorded in FTSA’s accounts. (1) Only temporary staff.

The use of temporary staff enables France Telecom primarily to cope with temporary increases in activity related mainly to launches of new products and services, as well as sales campaigns and promotional offers.

As part of the Group’s close management of the use of this resource, the number of temporary staff decreased significantly in France in 2007, down from a monthly average of 889 equivalent employees in 2006 to 386 in 2007, a reduction of 57%.

Main economic impacts on employment

In 2007, France Telecom continued with its integrated operator strategy and the implementation of the new country organizational structure within the Group as a whole.

In France, this strategy resulted in the acquisition of new subsidiaries to develop new business services (Groupe Silicomp).

The ongoing implementation of the new organizational structure in the various countries in which the Group operates is associated with the rebranding of activities under the Orange brand and contributes to better integration in these countries and further synergies within the Group.

In Poland, the number of TP Group permanent employees decreased by 2,209 in 2007, equal to 7% of employees, as a result of the implementation of the 2007-09 three-year employment agreement signed with employee representatives. In parallel, an internal mobility plan has allowed employees to be redeployed to priority business areas.

In the United Kingdom, the number of permanent employees at Orange UK increased by 287 within the context of the plan to develop and improve the quality of service.

Equant continued with its growth strategy with the acquisition of GTL in India, as well as the expansion of its operations in emerging markets and the launch of new projects in Russia.

In Jordan, the number of permanent employees decreased by 397 as a result of a voluntary redundancy plan. This was accompanied by a skills renewal program through external hires and improved synergies between fixed-line and mobile activities.

In the Netherlands, the main event of 2007 was the deconsolidation of Orange Nederland and Wanadoo Nederland.

6.4.2     Profit sharing and stock options

6.4.2.1

Incentive and profit-sharing

Incentive

Incentive agreements are signed at the level of each company and there is therefore no Group incentive scheme. At France Telecom S.A., six incentive agreements have been signed since 1992. These concern all of the company’s employees.

Under the terms of the agreement signed for 2006 to 2008, France Telecom S.A. incentive payments are based on achievement of the Operating Performance Indicator related to revenue growth, control of operating expenses, optimization of capital expenditure and improvement in the working capital requirement. Incentive payments are also based on the Customer Service Quality Indicator, which can result in an additional payment if it is achieved.

Achieving the 2007 Customer Service Quality Indicator target allows for the payment of an additional sum on top of that for exceeding the 2007 Operating Performance Indicator.

Back to Contents

2007 form 20-F / FRANCE TELECOM 209

The following table shows the amount of incentive bonuses paid over the last two years.

	Year
(in million euros)	2007	2006
France Telecom S.A. incentive payments(1)	194	157
(1) Amount corresponding to the provision booked as at December 31.

Employee profit sharing

The Group profit-sharing agreement signed in 1997 with trade union organizations applies to employees of France Telecom S.A. and its majority-owned French subsidiaries. As a corporate officer, the Chairman does not participate in profit sharing.

The Group’s special profit-sharing reserve is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a special formula (an exemption amendment was signed on June 29, 2001). It is based on operating income less financial expenses for each company within the scope of consolidation.

The special reserve is distributed to eligible employees, with 20% of the amount based on hours worked and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in the Group savings plan and are not available for five years.

The following table shows the amount distributed under the Group profit-sharing agreement over the last two years.

	Year
(in million euros)	2007	2006
Group special profit-sharing reserve distributed under the terms of the agreement	345(1)	325
(1) Including provisions of 290 million euros booked into France Telecom S.A.’s accounts as at December 31, 2007.

6.4.2.2

Stock-options

France Telecom S.A. stock option plans

In accordance with the authorization given by the Annual Shareholders’ Meeting of September 1, 2004, the Board of Directors decided on October 26, 2005 to allocate 14.5 million stock-options representing 0.59% of share capital. The exercise price was fixed at 23.46 euros with no discount. The plan concerns senior executives with key responsibilities or expertise for France Telecom. The options were awarded to 3,747 beneficiaries.

On March 8, 2006, the Board of Directors made an additional allocation of 536,930 stock-options representing 0.02% of share capital, subject to the same terms as the plan of October 2005, particularly concerning the exercise price of 23.46 euros. The options were awarded to 165 beneficiaries.

On May 21, 2007, acting on the same authorisation granted by the September 1, 2004 Shareholders’ Meeting, the Board of Directors allocated 10,093,300 stock-options (of which 140,000 were granted to Didier Lombard) representing 0.39% of share capital. The exercise price was fixed at 21.61 euros with no discount. The plan concerns senior executives with a key role for France Telecom. The options were awarded to 1,152 beneficiaries.

	October 2005 plan	March 2006 plan	May 2007 plan	Total
FRANCE TELECOM STOCK-OPTION PLANS
Date of Annual Shareholders’ Meeting authorizing the plan	01/09/2004	01/09/2004	01/09/2004
Date of Board meetings allocating the options	26/10/2005	08/03/2006	21/05/2007
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
- options granted to corporate officers	149,140	0	140,000	289,140
- options granted to top 10 employees	645,000	121,350	605,000	1,371,350
First possible exercise date	26/10/2008(1)	08/03/2009(1)	21/05/2010
Expiry date	26/10/2015	08/03/2016	21/05/2017
Exercise price	€23.46	€23.46	€21.61
Total number of options exercised as at 31/12/2007	48,140	0	43,500	91,640
Total number of options cancelled as at 31/12/2007	928,510	85,970	376,300	1,390,780
Number of options outstanding as at 31/12/2007	13,539,795	450,960	9,673,500	23,664,255
(1) For non-French residents

Back to Contents

2007 form 20-F / FRANCE TELECOM 210

Stock-options exercised in 2007

91,640 options were exercised in 2007. All of them were subject to early exercise by 15 employees or former employees of Orange Nederland NV and Orange Nederland Broadband BV following the sale of these companies. The number of options exercised by the 10 employees who exercised the most options over the year is not relevant as several of the 15 employees who exercised options exercised the same number.

Stock-option plans granted by certain subsidiaries

Certain France Telecom Group employees have participated in stock-option plans granted by certain listed subsidiaries of France Telecom, namely Orange S.A., Wanadoo S.A., Mobistar and ECMS (Mobinil). The different stock-option plans granted by subsidiaries of France Telecom are described in Note 27 to the Consolidated Financial Statements.

Wanadoo stock-options transferred to France Telecom S.A.

When Wanadoo S.A. merged with France Telecom S.A. on September 1, 2004, this resulted in France Telecom assuming Wanadoo’s commitments to holders of Wanadoo stock-options.Those options thus carry the right to purchase France Telecom shares based on the exchange ratio of 7/18 which applied under the combined public offer to buy Wanadoo shares.

	2000 plan	March 2001 plan (UK)	April 2001 plan	November 2001 plans	June 2002 plans	November 2002 plans	2003 plan	TOTAL

STOCK-OPTION PLANS GRANTED BY WANADOO
Date of Annual Shareholders’ Meeting authorizing the plan	22/06/2000	22/06/2000	22/06/2000	22/06/2000	22/06/2000	22/06/2000	22/06/2000
Date of Board meeting allocating the options	18/07/2000	21/03/2001	02/04/2001	26/11/2001	04/06/2002	26/11/2002	26/11/2003
Total number of options granted(1)	1,660,966	2,178,705	4,329,916	691,883	3,817,710	435,618	2,107,115	15,221,913
First possible exercise date	18/07/2005	21/09/2001(2)	02/04/2004	26/06/2003(3)	04/06/2004(4)	26/11/2004(5)	26/11/2006
Expiry date	18/07/2010	21/03/2011	02/04/2011	26/11/2011	04/06/2012	26/11/2012	26/11/2013
Exercise price(1)	€48.70	€15.69	€15.38	€15.38	€13.84	€13.84	€16.60
Total number of options exercised as at 31/12/2007(1)	0	741,455	2,415,336	336,191	2,050,200	230,726	342,013	6,115,921
Total number of options cancelled as at 31/12/2007(1)	924,255	1,437,250	513,784	284,223	589,678	93,389	394,254	4,236,833
Total number of options outstanding as at 31/12/2007(1)	736,711	0	1,400,796	71,469	1,177,832	111,503	1,370,848	4,869,159

(1)   After conversion into France Telecom stock-options based on the exchange ratio of 7/18th and adjusted for the number of options and exercise price following the France Telecom capital increase of September 26, 2005.

(2)   10% of stock-options have been eligible for exercise since September 21, 2001, 10% since March 21, 2002, 40% since March 21, 2003 and 40% since March 21, 2004.

(3)   5% of stock-options became eligible for exercise on June 26, 2003, 23% on September 26, 2003, 5% on June 26, 2004, 23% on September 26, 2004 and 44% on November 26, 2004.

(4)   8% of stock-options became eligible for exercise on June 4, 2004 and the remaining 92% on June 4, 2005.

(5)   13.5% of stock-options became eligible for exercise on November 26, 2004 and the remaining 86.5% on November 26, 2005.

Stock-options allocated and exercised in 2007

No stock-options were granted in 2007.

In 2007, 1,326,010 options (after conversion on the basis of the exchange ratio) were exercised under plans granted by Wanadoo, including 253,476 options exercised by the 10 employees or former employees who exercised the most options.

As at December 31, 2007, 4,869,159 stock-options were outstanding with a weighted average exercise price of 20.36 euros per option.

Orange stock-options covered by a liquidity contract

Following the public buyout offer followed by a squeeze-out of Orange S.A. shares, France Telecom proposed a liquidity contract to holders of Orange stock-options and holders of Orange shares obtained through the exercise of options after the offer. In September 2005, France Telecom issued option-based liquidity instruments (ILO) which allow beneficiaries to receive new France Telecom shares upon the exercise of the options, based on an exchange ratio of 0.446 France Telecom share for one Orange share.

Back to Contents

2007 form 20-F / FRANCE TELECOM 211

	February 2001 plan	Orange UK Sharesave Plan (5 yrs)	Orange UK Sharesave Plan (3 yrs)	October 2001 plan (A)	October 2001 plan (B)	Orange UK Sharesave Plan (3 yrs)	May 2002 plan	Orange UKSharesave Plan (3 yrs)

STOCK-OPTION PLANS GRANTED BY ORANGE
Date of Annual Shareholders’ Meeting authorizing the plan	29/12/2000	29/12/2000	29/12/2000	29/12/2000	29/12/2000	29/12/2000	29/12/2000	29/12/2000
Date of Board meeting allocating the options	12/02/2001	21/03/2001	21/03/2001	24/10/2001	24/10/2001	04/12/2001	15/05/2002	15/05/2002
Total number of options granted	75,009,447(1)	4,037,379	2,356,097	1,305,334(2)	11,096,825(3)	563,503	24,496,332(4)	1,349,694
First possible exercise date	04/05/2001	01/06/2006	01/06/2004	12/02/2002	01/03/2002	01/01/2005	01/10/2002	01/07/2005
Expiry date	12/02/2011	30/11/2006	30/11/2004	24/10/2011	24/10/2011	30/06/2005	15/05/2012	31/12/2005
Exercise price	€10.00	£4.43	£4.98	€10.00	€8.91	£5.16	€6.35	£3.17
Total number of options exercised as at 31/12/2007	17,321,727	1,241,986	830,592	181,311	5,658,457	192,831	15,709,010	771,857
Total number of options cancelled as at 31/12/2007	34,292,411	2,795,393	1,525,505	169,725	3,064,028	370,672	3,355,066	577,837
Total number of options outstanding as at 31/12/2007	23,395,309	0	0	954,298	2,374,340	0	5,432,256	0

(1)   Of which 0.4 million became eligible for exercise in 2001, 7.2 million in 2002, 7 million in 2003 and 59.6 million since February 12, 2004.

(2)   Of which 1.2 million only became eligible for exercise on October 24, 2004.

(3)   Of which 1.5 million became eligible for exercise in 2002, 1.5 million in 2003 and 8 million since October 24, 2004.

(4)   Of which 4.1 million became eligible for exercise on May 15, 2003, 4.1 million on May 15, 2004 and 15.5 million since May 15, 2005.

	December 2002 plan	Orange UK Sharesave Plan (3 yrs)	Orange Nederland Sharesave Plan (5 yrs)	May 2003 plan (A)	May 2003 plan (B)	Orange UK Sharesave Plan (3 yrs)	TOTAL

STOCK-OPTION PLANS GRANTED BY ORANGE
Date of Annual Shareholders’ Meeting authorizing the plan	29/12/2000	29/12/2000	29/12/2000	29/12/2000	29/12/2000	29/12/2000
Date of Board meeting allocating the options	20/12/2002	20/12/2002	20/12/2002	13/05/2003	13/05/2003	13/05/2003
Total number of options granted	2,968,240(5)	1,269,754	232,186	18,722,150(6)	1,700,000	300,459	145,407,400
First possible exercise date	01/05/2003	01/03/2005	01/03/2006	13/05/2004	01/03/2005	01/07/2006
Expiry date	20/12/2012(7)	31/08/2005	31/08/2006	13/05/2013(8)	13/05/2013	31/12/2006
Exercise price	€7.23	£3.93	€6.14	€7.43	€7.38	£4.53
Total number of options exercised as at 31/12/2007	1,836,989	756,655	127,532	9,632,508	1,700,000	136,127	56,097,582
Total number of options cancelled as at 31/12/2007	543,999	513,099	104,654	1,994,121	0	164,332	49,470,842
Total number of options outstanding as at 31/12/2007	587,252	0	0	7,095,521	0	0	39,838,976

(5)   Of which 0.6 million became eligible for exercise on December 20, 2003, 0.6 million on December 20, 2004 and 1.6 million on December 20, 2005.

(6)   Of which 3.4 million became eligible for exercise on December 31, 2004, 2.8 million on May 13, 2005 and 12.2 million as of May 13, 2006.

(7)   67,200 options have an expiry date of December 20, 2014.

(8)   423,900 options have an expiry date of December 13, 2015.

Back to Contents

2007 form 20-F / FRANCE TELECOM 212

Stock-options allocated and exercised in 2007

No stock-options were granted in 2007 in respect of these plans.

In 2007, 14,101,219 Orange options were exercised, including 2,388,932 by the top 10 employees or former employees who exercised the most options.

As at December 31, 2007, 39,838,976 Orange stock-options were outstanding with a weighted average exercise price of 8.94 euros per option. The exercise of these options could give rise to the issuance of a maximum of 17,567,903 France Telecom shares.

6.4.2.3

Free Share Award Plans

France plan

France Telecom has set up a free share award plan covering 10.8 million shares, which represents 0.4% of the share capital. The plan covers approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

The free share award plan will not vest until April 25, 2009; vesting is contingent upon:

▪

performance conditions: achievement of the cash flow set out in the NEXT plan in 2007 and 2008, and cost of the plan to be covered by additional cash flow generated over the same period; the cash flow performance condition was met in 2007;

▪

beneficiaries must be contractually employed by the Group at the end of the vesting period.

The shares awarded may not be sold for a period of two years after the vesting date, i.e. until April 25, 2011.

The date of grant is deemed to be the date on which employees were personally informed of the free share award plan, i.e. June 19, 2007.

International plan

France Telecom granted a free share award plan covering 1.8 million shares, which represents less than 0.1% of France Telecom S.A.’s share capital. The plan covers approximately 45,000 employees and executive officers of the France Telecom Group’s non-French compagnies and other entities.

The vesting conditions are identical to those of the France plan.

No expense was recognized in 2007 as the grant date, which is deemed to be the date on which the beneficiaries are personally informed of the awards, is scheduled for 2008.

Back to Contents

2007 form 20-F / FRANCE TELECOM 213

Item 7

major shareholders and related party transactions

7.1     MAJOR SHAREHOLDERS

214

7.1.1     Distribution of the capital and voting rights

214

7.1.2     Securities held and number of record holders in the United States

215

7.1.3     Direct or indirect control of France Telecom

215

7.2     RELATED PARTY TRANSACTIONS

215

7.1     MAJOR SHAREHOLDERS

7.1.1     Distribution of the capital and voting rights

	At March 31, 2008
Holder	Number of shares	% of capital	% of voting rights
French government	456,859,911	17.47	17.55
ERAP	240,823,564	9.21	9.25
Total of French Government and ERAP	697,683,475	26.68	26.80
Public (1)	1,818,495,331	69.55	69.84
Group Employees⁄(2)	87,614,866	3.35	3.36
Treasury shares	10,863,684	0.42	0
TOTAL (1)	2,614,657,356	100.00	100.00

(1)   Includes 308,445 shares issued, but not yet recorded by the Board of Directors, upon exercise of Wanadoo stock options and option-based liquidity instruments (ILO) since January 1, 2008 (see Item 6 “Directors, Senior Management and Employees - 6.4.2.2 Stock options”).

(2)   Includes only shares held directly by employees or former employees in registered form or in the Group savings plan as well as non-transferable shares purchased under the offering by the French government reserved for employees.

To France Telecom’s knowledge, no shareholder other than the French government or ERAP held, directly or indirectly, more than 5% of the share capital or voting rights on the date of this document.

The main shareholders in France Telecom do not have voting rights different from those of the other shareholders.

Changes in the distribution of capital during the last three fiscal years

To France Telecom’s knowledge, the substantial changes in the shareholder base in the last three years are the result of:

▪

the capital transactions described in Section 10.1.7 and in particular the issuance of 133.4 million new shares in September 2005 to finance the acquisition of nearly 80% of the Spanish mobile phone operator Amena;

▪

the sale by the French government in January 2005 of 28.7 million shares in an offering reserved for current and former employees of France Telecom;

▪

the sale by the French government in June 2005 of 152.2 million shares representing 6.2% of the capital stock, held directly or indirectly through ERAP, carried out through private placement with qualified institutional investors;

▪

the additional sale by the French government in November 2005 of 16.7 million shares in an offering reserved for current and former employees of France Telecom;

▪

the sale by the French government in June 2007 of 130 million shares representing 5% of the capital stock, held directly or indirectly through ERAP, carried out through private placement with institutional investors;

▪

the additional sale by the French government in January 2008 of 14.4 million shares in an offering reserved for current and former employees of France Telecom.

Back to Contents

2007 form 20-F / FRANCE TELECOM 214

7.1.2     Securities held and number of record holders in the United States

As of April 15, 2008, there were 60,377,490 ADSs of France Telecom outstanding and 52 holders of record were registered with The Bank of New York, depositary for the ADS program.

As of the same date, 13 United States residents were registered as owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom S.A.

Based on a survey conducted by Thomson Financial and on information provided by the Bank of New York, France Telecom estimates that U.S. institutional investors held approximately 21% of its share capital as of December 31, 2007.

7.1.3     Direct or indirect control of France Telecom

Pursuant to Law No. 2003-1365 of December 31, 2003, and Decree No. 2004-387 of May 3, 2004, and since the sale by the French government of 10.85% of the capital in France Telecom on September 7, 2004, the specific control procedures over France Telecom by the French government no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French government in proportion to the number of France Telecom shares held by the government. At the date of this document, the government had three representatives out of a total of 15 members of the France Telecom Board of Directors.

In addition, as the main shareholder, the French government could, in practice, given the low level of participation in Shareholders’ Meetings and in the absence of any other significant shareholder blocks, determine the outcome of shareholder votes on any matter submitted for a simple majority vote at Shareholders’ Meetings. Nevertheless, the government does not hold a “golden share” (a form of share which does not exist in France Telecom’s share capital) or any other special advantage other than the right to have representatives on the Board of Directors as described above.

Aside from the French government, no individual or corporate body either exerts or could exert control over France Telecom, either directly or indirectly, alone, jointly or acting together.

To France Telecom’s knowledge, there is no agreement which, if implemented at a later date, could entail a change in its control.

7.2     RELATED PARTY TRANSACTIONS

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, assistance and brand licensing agreements, as well as service-related agreements. In addition, financial agreements exist between France Telecom S.A. and most of its subsidiaries. France Telecom believes that these agreements were entered into on an arm’s-length basis.

Subsidiaries operating under the Orange brand

The subsidiaries from the Personal Communications Services and the Home Communications Services segments, operating under the Orange brand, have entered into brand licensing agreements with Orange Brand Services Ltd. (which is wholly owned indirectly by France Telecom S.A.), allowing them to operate under the Orange brand. Pursuant to these agreements, they pay a royalty of 1.6% of their operating revenues for full use of the Orange brand, and for the benefit of Orange’s roaming and interconnection agreements, technology, handset signature and support services.

TP Group

In order to benefit from France Telecom™’s brand recognition, TP S.A. has signed a brand licensing agreement with France Telecom that allows it to use the logo based on the France Telecom ampersand in France and abroad as of May 31, 2004. This license was granted for an annual royalty of 0.06% of pre-tax revenues generated by TP S.A. with third parties other than France Telecom (“external” revenues).

France Telecom believes that these contracts were entered into and are performed on an arm’s-length basis.

Back to Contents

2007 form 20-F / FRANCE TELECOM 215

Item 8

financial information

See Item 18 “Financial Statements” for a list of financial statements and other financial information filed with this Form 20-F. France Telecom’s financial year ends on December 31.

8.1     DIVIDEND DISTRIBUTION POLICY

France Telecom distributed a dividend of 1.20 euro per share for 2006.

For 2007, the Board of Directors’ meeting of February 5, 2008 decided to propose to the combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2008 the distribution of a dividend of 1.30 euro per share and the payment of the dividend on June 3, 2008.

Furthermore, the Board of Directors indicated that the dividend to be proposed to the Shareholders’ Meeting for 2008 will be greater than 1.30 euro per share. The Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account the Group’s cash flow projections and investment projects. Future dividends will depend, however, on the capacity of France Telecom to generate a profit, on its financial position and on any other factor that the Board of Directors may deem relevant.

Dividends distributed in respect of the last three fiscal years:

Year	Number of shares	Dividend per share (in euros)
2004	2,467,276,676	€0.48
2005	2,603,059,797	€1.00
2006	2,597,251,003(1)	€1.20
(1) excluding treasury stock.

8.2     LITIGATION AND ARBITRATION

In the ordinary course of business, France Telecom is involved in a number of governmental, legal and arbitration proceedings.

The costs that may result from these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of the risk.

The litigation and claims that could have significant effects on France Telecom’s financial position are described in note 33 “Litigation” of the consolidated financial statements.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months significant effects on France Telecom’s financial position or profitability.

In addition, for the period following February 5, 2008, the date on which the 2007 financial statements were approved by the Board of Directors, the following events occured or became known to France Telecom.

▪

On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom was engaged since October 2007 before the Arcep in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. On the other hand, it decided to pursue its investigation into the substance of the case.

▪

In connection with the action brought in December 2004, following the January 16, 2008 dismissal ruling by the Frankfurt first instance tribunal, the court-appointed liquidator in the personal bankruptcy of Gerhard Schmid, former CEO of MobilCom, lodged an appeal from this ruling on January 18 with the Court (Oberlandesgericht) of Frankfurt.

▪

In connection with the arbitration proceedings between the Danish company DPTG and TP S.A., on February 8, 2008, the President of the Austrian Federal Economic Chamber sustained the challenge filed by TP S.A. against the chairman of the arbitration tribunal for lack of impartiality and a new chairman was named as a result of that decision. All procedural dates are suspended.

▪

In March, 2008, Nerim withdrew its 57 million euros damages claim against France Telecom for alleged anti-competitive practices pending before the Paris Commercial Court. This development brings the proceedings to an end.

For information regarding risks related to legal proceedings and legal proceeding and disputes with regulatory authorities, compettors or other parties. See Item 3 “Key Information – 3.3.1 Risks relating to France Telecom”.

Back to Contents

2007 form 20-F / FRANCE TELECOM 216

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

For information regarding risks related to France Telecom’s shares and ADSs, see Item 3.3 “Risk Factors – 3.3.3 Risks relating to financial markets”: “France Telecom’s earnings and financial position could be affected by an equities market downturn”. “The price of France Telecom’s ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar / euro exchange rate”. “Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights” and “Preemptive rights may be unavailable to holders of France Telecom’s ADSs”.

Trading history of France Telecom’s securities listed on the New York Stock Exchange

France Telecom S.A. shares are traded on the Eurolist market (formerly the Premier marché) of Euronext Paris (ISIN code: FR 0000133308) and in the form of American Depositary Shares (ADSs) on the New York Stock Exchange under the symbol “FTE” (Code 35177Q10).

The following table shows the monthly historical share price performance (unadjusted for payment of dividends) for the shares of France Telecom S.A. on the Eurolist market of Euronext Paris and the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Paris S.A. (Price €)		New York Stock Exchange (Price US$)
	High	Low	High	Low
October 2007	25.80	22.75	37,18	32,23
November 2007	26.78	24.81	39,51	35,87
December 2007	26.22	24.39	38,49	35,01
January 2008	25.87	22.55	38,42	33,75
February 2008	24.65	22.28	35,83	32,69
March 2008	22.22	20.25	34,13	31,81
Source: Bloomberg

The table below shows the annual historical shareprice performance for France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange from 2003 to 2007.

	Euronext Paris S.A. (Price €)		New York Stock Exchange (Price US$)
	High	Low	High	Low
2003	24.48	17.18	28.59	19.12
2004	24.88	18.63	33.48	22.25
2005	25.83	20.44	32.94	24.29
2006	21.87	15.73	27.75	21.07
2007	26.78	18.94	39.51	25.36
Source: Bloomberg

Back to Contents

2007 form 20-F / FRANCE TELECOM 217

The table below shows the quarterly historical shareprice performance for France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange in 2006 and 2007.

	Euronext Paris S.A.(Price €)		New York Stock Exchange(Price US$)
	High	Low	High	Low
First Quarter 2006	21.87	17,93	26.67	21.51
Second Quarter 2006	19.17	16,28	23.66	21.07
Third Quarter 2006	18.10	15,73	23.47	21.12
Fourth Quarter 2006	21.07	18,06	27.75	23.17
First Quarter 2007	22.29	18.94	28.89	25.36
Second Quarter 2007	23.42	20.14	31.50	26.96
Third Quarter 2007	23.49	19.40	33.44	26.50
Fourth Quarter 2007	26.78	22.75	39.51	30.09
First Quarter 2008	25.87	20.25	38.42	31.81
Source: Bloomberg

Back to Contents

2007 form 20-F / FRANCE TELECOM 218

Item 10

additional information

10.1     SHARE CAPITAL

219

10.1.1     Issued capital

219

10.1.2     Shares not representing capital

221

10.1.3     Treasury shares held by the issuer, in its name or by its subsidiaries – Share buyback program

221

10.1.4     Convertible, exchangeable securities and securities with subscription warrants

221

10.1.5     Information concerning the terms governing any right of acquisition and/or any obligation attached to the capital subscribed, but not issued, or any undertaking to increase the capital221

10.1.6     Information on the capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

221

10.1.7     History of the share capital

222

10.2     MEMORANDUM OF ASSOCIATION AND BYLAWS

222

10.2.1     Corporate purpose (Article 2 of the Bylaws)

222

10.2.2     Provisions concerning administrative and management bodies

222

10.2.3     Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

223

10.2.4     Actions necessary to modify shareholders’ rights

224

10.2.5     Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary
Shareholders’ Meetings (Article 21 of the Bylaws)

224

10.2.6     Ownership of shares by non-French persons

225

10.2.7     Provisions having effect of delaying, deferring or preventing a change in control

225

10.2.8     Declarations of ownership thresholds (Article 9 of the Bylaws)

225

10.2.9     Changes in the share capital (Article 7 of the Bylaws)

225

10.3     MATERIAL CONTRACTS

226

10.4     FRENCH EXCHANGE CONTROLS AND OTHER LIMITATIONS ON PAYMENTS TO SECURITY HOLDERS

226

10.5     TAXATION

226

10.5.1     French Taxation

226

10.5.2     U.S. Taxation of U.S. Holders

228

10.5.3     Procedure for reduced withholding rate

229

10.6     DOCUMENT ON DISPLAY

229

10.1     SHARE CAPITAL

10.1.1     Issued capital

Number of shares issued

As of December 31, 2007, the share capital of France Telecom was 10,457,395,644 euros, divided into 2,614,348,911 shares with a par value of four euros each, fully paid up.

At March 31, 2008, the share capital of France Telecom was 10,458,629,424 euros, divided into 2,614,657,356 shares (see Item 7.1.1 “Distribution of the capital and voting rights”).

France Telecom shares have not been pledged as collateral in any way.

Capital authorized and not issued

The France Telecom Shareholders’ Meeting authorized the Board of Directors to increase the share capital of France Telecom, including in cases of tender or exchange offers, through the issuance of shares or other securities, for a maximum total amount of eight billion euros. These shares and securities may be issued, at the discretion of the Board of Directors, with or without preemptive subscription rights. If there are no shareholders’ preemptive subscription rights, a priority period may be granted to existing shareholders.

The Shareholders’ Meeting also delegated authority to the Board of Directors to proceed with capital increases reserved for the participants in the France Telecom group savings plan.

Back to Contents

2007 form 20-F / FRANCE TELECOM 219

The following table shows all the current authorizations granted by the Shareholders’ Meeting to the Board of Directors in respect of capital increases, and the usage made of these powers during fiscal year 2007.

NATURE OF AUTHORIZED OPERATION	Valid through	Maximum amount of capital increase (par value) (in euros)	Use of delegation over the year	Balance
Issue ordinary shares and securities giving access to ordinary shares of the Company or one of its subsidiaries, maintaining shareholders’ preferential subscription rights.	July 2009	4 billion (2)	___	€4 billion
Issue ordinary shares and securities giving access to ordinary shares of the Company or one of its subsidiaries, without shareholders’ preferential subscription rights.	July 2009	4 billion (1)(2)	___	€4 billion
In case of issue without preferential subscription rights of ordinary shares of the Company or securities giving access to ordinary shares of the Company or one of its subsidiaries, set the issue price in accordance with the terms set by the Annual Shareholders’ Meeting.	July 2009	10% of share capital at the date of the Annual Shareholders’ Meeting, or €1,042,669,252 (1)(2) per 12 month period	___	€1,042,669,252
Increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights.	July 2009	15% of initial issue(2)	___	15% of initial issue
Issue ordinary shares and securities giving access to ordinary shares in the event of a public exchange offer initiated by France Telecom.	July 2009	4 billion(1)(2)(3)	___	€4 billion
Issue ordinary shares and securities giving access to ordinary shares in consideration for contributions in kind to the Company and consisting of equity securities or securities giving access to share capital.	July 2009	10% of share capital at May 21, 2007 (date of Shareholders’ Meeting) or €1,042,669,252 (2)	___	€1,042,669,252
Issue shares reserved for persons who have signed a liquidity agreement with the Company in their capacity as holders of shares or stock-options in Orange S.A.	November 2008	200 million(2)	€21,037,216 (5,259,304 shares issued)	€178,962,784
Issue free option-based liquidity instruments reserved for holders of Orange S.A. stock-options who have signed a liquidity agreement with the Company.	November 2008	10 million(2)	___	€10 million(4)
Delegation of authority to the Board of Directors to increase the Company’s capital through the incorporation of reserves, profits or additional paid-in capital.	July 2009	2 billion	___	€2 billion
Authorization granted to the Board of Directors to allocate stock-options on ordinary shares of the Company to members of staff and corporate officers.	July 2010	2% of share capital at May 21, 2007 (date of Shareholders’ Meeting) or €208,533,850.40	(5)	€208,533,850.40
Proceed with capital increases reserved for members of the France Telecom group savings plan.	July 2009	1 billion	___	€1 billion
Reduce share capital by canceling ordinary shares.	November 2008	10% of share capital per 24-month period, or €1,042,669,252	___	€1,042,669,252
Record capital increases resulting from the exercise of Wanadoo stock-options following assumption of Wanadoo’s commitments towards holders of options.	November 2013	48 million	€5,304,040 (1,326,010 shares issued)	€ 19,476,636 (6)

(1)   These amounts may not be accumulated.

(2)   These amounts are within the overall limit for the maximum amount of capital increases, immediate and/or in the future, that may be carried out under these delegations, as set by the nineteenth resolution of the Annual Shareholders’ Meeting of May 21, 2007, of 8 billion euros.

(3)   Writing off of the total nominal amount of the capital increase against the maximum amount set by the ninth resolution of the Annual Shareholders’ Meeting of May 21, 2007.

(4)   In 2007, 6,258,131 France Telecom shares were issued as a result of the exercise of option-based liquidity instruments allocated in August 2005 in accordance with the 32nd resolution voted by the Annual Shareholders’ Meeting of April 22, 2005, resulting in a capital increase of 25,032,524 euros. In relation to this and given the number of remaining option-based liquidity instruments, 17,567,903 shares with a face value of 4 euros may still be issued.

(5)   Allocation on May 21, 2007, in accordance with the fifth resolution voted by the Annual Shareholders’ Meeting of September 1, 2004, of 10,093,300 stock-options representing 0.41% of the Company’s share capital as at September 1, 2004. At the end of this new allocation and previous plans, the aforementioned delegation was used for 1.02% of the Company’s share capital as at September 1, 2004. Following the early exercise of options on these plans by employees of Orange’s mobile and Internet subsidiaries in the Netherlands sold on October 1, 2007, 91,640 France Telecom shares were issued, resulting in a capital increase of 366,560 euros.

(6)   Taking into account the total number of options exercised or cancelled since September 2004 (see Section 6.4.2.2 “Stock options”).

> RECONCILIATION OF THE NUMBER OF SHARES OUTSTANDING ON THE OPENING DATE AND ON THE CLOSING DATE OF THE FINANCIAL YEAR

Number of shares as of the opening date of the fiscal year (January 1, 2007)	2,606,673,130
Recognition by the Board of Directors’ meeting of February 5, 2008, of the exercise in 2007 of France Telecom stock options and liquidity instruments on options.	+7,675,781
Number of shares as of the closing date of the fiscal year (December 31, 2007)	2,614,348,911

Back to Contents

2007 form 20-F / FRANCE TELECOM 220

10.1.2     Shares not representing capital

None.

10.1.3     Treasury shares held by the issuer, in its name or by its subsidiaries – Share buyback program

At December 31, 2007 France Telecom held 10,528,884 treasury shares.

At March 31, 2008, France Telecom held 10,863,684 treasury shares.

These shares were purchased as part of a share buyback program authorized by the shareholders’ meeting (see Item 16E “Purchase of equity securities by the issuer and affiliated purchasers”).

10.1.4     Convertible, exchangeable securities and securities with subscription warrants

TDIRA

In connection with the settlement of difficulties connected with  the UMTS investments undertaken in Germany in partnership with MobilCom Holding GmbH (“MobilCom”) of which it held 28.3% of the capital, France Telecom issued 430,705 perpetual bonds redeemable in shares (“TDIRA”) on March 3, 2003, with a nominal value of 14,100 euros for a global amount of 6.07 billion euros, including 341,910 TDIRA reserved for the members of the banking syndicate (“the Bank Tranche”) and 88,795 TDIRA reserved for MobilCom supplier creditors (“the Supplier Tranche”). The TDIRA are listed on the Eurolist market (international compartment) of Euronext Paris S.A. Their issuance was the subject of an offering memorandum approved by the Commission des opérations de bourse on February 24, 2003 which is available on the Company and AMF websites.

See also  note 21.2 to the consolidated financial statements.

OCEANE

In September 2004, France Telecom issued 445,564 bonds convertible and/or exchangeable for new or existing shares (“OCEANE”) maturing on January 1, 2009, for a total nominal amount of 1.15 billion euros, with a nominal value per unit of 2,581 euros.

The OCEANE are listed on the Eurolist market of Euronext Paris. Their issue was subject to an offering memorandum approved by the AMF on September 2, 2004 and is available on the Company and AMF websites.

All the bonds were still outstanding as of December 31, 2007.

See note 21.1 of the notes to the consolidated financial statements.

10.1.5     Information concerning the terms governing any right of acquisition and/or any obligation attached to the capital subscribed, but not issued, or any undertaking to increase the capital

None.

10.1.6     Information on the capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

None.

Back to Contents

2007 form 20-F / FRANCE TELECOM 221

10.1.7     History of the share capital

The table below shows the evolution of France Telecom’ share capital over the last three fiscal years up to December 31, 2007.

Date/ Operation	Change in share capital		Value of share capital	Cumulative number of shares outstanding
	Par Value	Premium
June 30, 2005, exercise of stock options(1)	€3,307,816	€9,254,065	€9,872,641,520	2,468,160,380
September 26, 2005, capital increase through the issuance of warrants for new shares(2)	€533,757,816	€2,423,225,177	€10,406,399,336	2,601,599,834
December 31, 2005, exercise of stock options(3)	€5,839,852	€21,673,123	€10,412,239,188	2,603,059,797
December 31, 2006, exercise of stock options(4)	€14,453,332	€46,728,974	€10,426,692,520	2,606,673,130
December 31, 2007, exercise of stock options(5)	€30,703,124	€138,311,878	€10,457,395,644	2,614,348,911

(1)   Recognition of the issue of 826,954 new shares following the exercise in the first half of 2005 of stock subscription options granted by Wanadoo, which were assumed by France Telecom following its merger with Wanadoo completed on September 1, 2004.

(2)   Issue of 133,439,454 new shares to partially finance the acquisition of nearly 80% of Amena and enabled by the no-cost grant of stock subscription warrants at the rate of one warrant per share held on August 31, 2005, with 37 warrants held entitling the holder to subscribe to two shares at a price per share of 22.63 euros. The gross amount of the capital increase was 3,019,734,844 euros. Settlement/delivery took place on September 26, 2005. Issue costs in the amount of 63 million euros were charged to the issue premium.

(3)   Recognition of the issue of 1,459,963 new shares following the exercise in the second half of 2005 of stock subscription options granted by Wanadoo and of liquidity instruments on options held by the holders of Orange stock subscription options receiving liquidity contracts (ILO).

(4)   Recognition of the issue of 3,616,333 new shares following the exercise in 2006 of stock subscription options granted by Wanadoo, and of ILO.

(5)   Recognition of the issue of 7,675,781 new shares following the exercise in 2007 of France Telecom stock subscription options (including those granted by Wanadoo), and of ILO.

10.2     MEMORANDUM OF ASSOCIATION AND BYLAWS

10.2.1     Corporate purpose (Article 2 of the Bylaws)

France Telecom’s corporate purpose, in France and abroad, in conformity with the French Postal and Telecommunications Code, is:

▪

to provide all electronic domestic and international communications services;

▪

to engage in public service-related activities and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

▪

to establish, develop and operate all electronic communications networks open to the public and needed to provide said services and to interconnect the same with other French and foreign networks open to the public;

▪

to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, especially radio, television and multimedia broadcasting services;

▪

to set up, acquire, rent or manage all real estate or other assets and businesses, and to lease, install and operate all entities, businesses, factories and workshops related to any of the purposes defined above;

▪

to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

▪

to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the setting up of new companies or enterprises, or via the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or by any other means;

▪

and, more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets and related – directly or indirectly, in whole or in part – to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the business of France Telecom S.A.

10.2.2     Provisions concerning administrative and management bodies

Composition of the Board of Directors

See Item 6 “Directors, senior management and employees – 6.1.1.1 Board structure”. The bylaws of France Telecom (Article 13) state that the Board of Directors shall consist of a minimum of 12 and a maximum of 22 members, including three directors representing the employees and one director representing the employee shareholders. The term of office for directors is five years. The Board of Directors of April 2, 2008 decided to submit to the May 27, 2008 Shareholders’ Meeting a resolution setting at 4 years the term of office for directors.

Chairman of the Board of Directors (Articles 14 and 17 of the Bylaws)

The Chairman of the Board of Directors organizes and directs the work of the Board and reports on said work to the shareholders’ Meeting. He is responsible for the proper operation of the France Telecom governing bodies; in particular, he sees to it that the directors are able to carry out their duties.

In accordance with Articles 29-1 and 29-2 of Law No. 90-568 of July 2, 1990 as amended, the Chairman of the Board of Directors has the power to appoint and manage the civil servants employed by the company.

The age limit for carrying out the duties of the Chairman of the Board of Directors is set at 70 years. If this age limit is reached during office, the Chairman of the Board shall be considered as having resigned from office.

Back to Contents

2007 form 20-F / FRANCE TELECOM 222

General Management (Article 18 of the Bylaws)

The company’s general management shall be performed under the responsibility of the Chairman of the Board of Directors, who then assumes the title of Chairman and Chief Executive Officer, or, if applicable, by another natural person appointed by the Board of Directors and holding the title of Chief Executive Officer. The Board of Directors shall decide between these two arrangements for the exercise of general management.

At its meeting on January 26, 2006, the Board of Directors chose between the two methods of exercising general management set out in Article L. 225-51-1 of the French Commercial Code. The Board confirmed its choice of combining the offices of Chairman and Chief Executive Officer, performed by Didier Lombard, without any restrictions on powers other than those set forth in applicable laws and those in Article 1 of the Internal Guidelines of the Board.

Directeur Général Délégué (Deputy Chief Executive Officer) (Article 19 of the Bylaws)

If proposed by the Chairman and Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chairman and Chief Executive Officer, in which case said individual(s) shall have the title of Deputy Chief Executive Officer. The maximum number of Deputy Chief Executive Officers is five. In agreement with the Chairman and Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to the Deputy Chief Executive Officers.

To date, the Board of Directors of France Telecom has not appointed any Deputy Chief Executive Officers.

Internal Guidelines

On July 17, 2003, the Board of Directors adopted internal guidelines in line with the recommendations of the Bouton report for improving corporate governance in listed companies. These guidelines were modified at the meetings of June 28, 2005 and June 6, 2006. The document is available on France Telecom’s website.

Code of Ethics

The Board of Directors adopted a Group Code of Ethics at its meeting on December 3, 2003, which applies to all directors, managers and employees of France Telecom. It is available on France Telecom’s website at www.orange.com. It sets forth the value of the Group, its principles of action with respect to its customers, shareholders, employees, suppliers and competitors, as well as the environment and the countries in which the Group operates. It also contains a number of principles of individual behavior that each employee, director and manager must respect.

The code of Ethics was reviewed and presented to the Board of Directors in April 2007 in order to take into account the Group values arising from the NexT rebranding.

The principles and rules relating to market ethics are set forth in a special document, which is an integral part of the Code of Ethics. This document is intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to comply completely with them, as well as certain preventive measures, in particular the existence of periods during which permanent insiders are prohibited from trading in securities of the Group.

Reporting of misconduct

The Code of Ethics stipulates that France Telecom must ensure that measures exist in all Group entities to enable employees to report breaches or fraud of which they are aware, and that such report are appropriately and promptly handled.

In line with these principles, France Telecom has implemented a direct alert system for breaches or fraud in the areas of accounting, internal control and audit. It allows any employees to report, via a dedicated email address, any actions that may constitute infractions or fraud in these areas. This system has been in operation since January 2005. The defined procedure ensures that such alerts are handled confidentially, independently and in such a way as to guarantee the protection of employees.

10.2.3     Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

France Telecom has issued only common shares. Each share confers the right to its proportional share in the profit and assets of France Telecom. In addition, it gives a right to vote and be represented in the Shareholders’ Meetings, in accordance with the statutory rules and the provisions of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions by the Shareholders’ Meeting.

There is no clause in the Bylaws providing double or multiple voting rights for France Telecom shareholders.

Shareholders shall be liable for losses only to the extent of their contributions to the company’s share capital.

Payment of dividends (Article 26 of the Bylaws)

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 223

When a balance sheet prepared during or at the end of the financial year and certified by an Auditor shows that France Telecom has earned a profit – since the close of the preceding financial year, after recognizing the necessary depreciation and provisions, and deducting any prior losses as well as any sums allocated to reserves pursuant to the law and the Bylaws, and factoring in any retained earnings – then interim dividends may be distributed before the financial statements for the period are approved. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years of the date of payment revert to the French State.

Assignment and transfer of shares (Article 10 of the Bylaws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

10.2.4     Actions necessary to modify shareholders’ rights

Shareholder’s rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not however increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

10.2.5     Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

Shareholders’ Meetings and Voting Rights

Shareholders’ Meetings are attended by all shareholders whose securities are fully paid-up and for which proof has been given of the right to attend Shareholders’ Meetings by registering securities in the name of either the shareholder or the intermediary registered for its account if the shareholder is not domiciled on French territory, on the third business day preceding the meeting, at midnight (Paris time).

Securities must be registered within the time referred to in the previous paragraph, either in the registered securities accounts kept by the Company, or in the bearer securities accounts kept by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require the latter to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications contemplated by law that allow identification shall be deemed present for the calculation of quorum and majority of Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, ensuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or by proxy by granting a proxy to their spouse or to another shareholder in order to be represented at a Shareholders’ Meeting. Shareholders may, in accordance with laws and regulations, send their mail voting ballot or proxy form, either in paper form, or via electronic telecommunications, up to 3 pm Paris time, on the day preceding the Meeting. Transmission methods are set forth by the Board of Directors in the notice of meeting and the notice to attend.

Shareholders sending in their vote within the time stipulated in the Bylaws and using the form made available to the shareholders by the Company are treated as shareholders present or represented.

Distance voting and proxy forms and the affidavit of attendance forms may be drawn up on an electronic medium, duly signed in the conditions stipulated by applicable laws and regulations. Accordingly, the form may be filled out and signed electronically on the Internet site set up by the meeting’s coordinator. The form may be signed electronically (i) by the entry, in conditions consistent with the provisions of the first sentence of the second paragraph of Article 1316-4 of the Civil Code, of an identifier and a password or (ii) by any other process satisfying the conditions defined in the first sentence of the second paragraph of Article 1316-4 of the Civil Code. The power or the vote so cast before the meeting using this electronic technique, and, if applicable, the acknowledgement of receipt thereof, shall be deemed irrevocable and enforceable against all parties, except for sales of securities notified as provided for in IV of Article R. 225-85 of the Commercial Code.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered offices or at any other location indicated in the meeting notice. Save for any exceptions stipulated by law, the meeting notice is sent at least 15 days prior to the date of the Shareholders’ Meeting, and if the Meeting was unable to vote due to the absence of the required quorum, the second Shareholders’ Meeting and, if applicable, the second deferred Meeting, are convened at least six days in advance, according to the same procedures as the first.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 224

An attendance sheet is maintained at each meeting, containing the information provided for by law.

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

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each financial year, in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. Its deliberations are valid only if the shareholders present, represented or voting by mail represent at least one-fifth of the shares with voting rights. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to any legal provisions applicable to capital increases made by capitalizing reserves, profits or share premiums, its deliberations are valid only if the shareholders present, represented or voting by mail represent on the first notice of meeting at least one-fourth, and on the second notice, one-fifth of the shares with voting rights. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

10.2.6     Ownership of shares by non-French persons

Under the French Commercial Code, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code, a person who is not a resident of the European Union (“EU”) is not required to obtain a prior authorization before acquiring a controlling interest in a French company (with exceptions regarding certain sensitive economic areas, such as defense and public health). However, both EU and non-EU residents must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 10% or more of a French company’s share capital is regarded as a controlling interest.

Violations of this administrative notice requirement are sanctioned by a fine of 750 euros. This amount may be multiplied by five if the violation is made by a legal entity.

10.2.7     Provisions having effect of delaying, deferring or preventing a change in control

None

10.2.8     Declarations of ownership thresholds (Article 9 of the Bylaws)

In addition to the legal obligation to inform the Company and the Autorité des Marchés Financiers when thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, either directly or indirectly, as defined by Articles L. 233-7 et seq of the French Commercial Code, a number of shares, voting rights or securities issued representing shares equal to 0.5% of the share capital or voting rights in France Telecom is required, within five trading days from the date the shares are registered that result in reaching or crossing such threshold, to report to France Telecom, by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the share capital owned by it.

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

10.2.9     Changes in the share capital (Article 7 of the Bylaws)

The share capital may be increased, decreased or amortized in accordance with applicable legal provisions.

Back to Contents

2007 form 20-F / FRANCE TELECOM 225

10.3     MATERIAL CONTRACTS

On June 20, 2005, France Telecom established a syndicated line of credit for eight billion euros to replace the syndicated credit line of 10 billion euros signed on June 22, 2004 (see Note 22.2 to the consolidated statements: “Credit Lines”).

In addition, France Telecom made significant acquisitions and disposals during the most recent financial years (see Note 4 to the consolidated statements: “Main acquisitions and disposals and changes in the scope of consolidation”).

Other than the contracts mentioned above, France Telecom has not entered into any significant contracts other than the contracts entered into in the normal course of business.

10.4     FRENCH EXCHANGE CONTROLS AND OTHER LIMITATIONS ON PAYMENTS TO SECURITY HOLDERS

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by France Telecom to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident, such as dividends payments, be handled by an authorized intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

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

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of France Telecom if both of the following apply to you:

▪

you are not a French resident for French tax purposes, and

▪

you have held not more than 25% of France Telecom dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 226

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

Also, under the treaties that provided for the transfer of the avoir fiscal to non-resident individual shareholders, a tax credit attached to the dividends paid by French companies (of 50% of the amount of the dividend capped at 115 euros for single individuals and 230 euros for couples taxed jointly) may be transferred to non-resident individual shareholders under specific conditions.

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

▪

you are not a French resident for the purpose of French taxation, and

▪

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

Back to Contents

2007 form 20-F / FRANCE TELECOM 227

10.5.2     U.S. Taxation of U.S. Holders

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

You cannot rely on the statements herein to avoid U.S. tax penalties. You should seek advice from an independent tax advisor about the tax consequences under your own particular circumstances of investing in the shares or ADSs under the laws of France, the United-States and its constituent jurisdictions, and any other jurisdictions where you may be subject to tax.

U.S. Partnerships

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

As used here, a “U.S. Holder” means a beneficial owner of the shares or ADSs that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity taxed as a corporation that is created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a domestic trust.

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

France Telecom believes, and this discussion assumes, that France Telecom is not and will not become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

Dividends

Distributions on France Telecom shares and ADSs, including French tax withheld and the gross amount of any payment on account of a French tax credit, will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Under existing law, the dividends received by noncorporate U.S. Holders, however, will be taxed, as qualified dividends, at the same preferential rate allowed for long-term capital gains, because the shares and ADSs are readily tradable on the New York Stock Exchange.

The U.S. dollar amount of a dividend received on the shares or ADSs will be based on the exchange rate for the currency received (if the dividend is paid in a currency other than U.S. dollars) on the date you recognize the dividend for U.S. federal income tax purposes, whether or not you convert the payment into U.S. dollars. You will have a basis in the currency received equal to its U.S. dollar value when you recognize the dividend. Any gain or loss on a subsequent conversion or other disposition of the currency generally will be ordinary income or loss from U.S. sources.

Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for tax withheld at the lowest withholding rate to which you are entitled. In computing foreign tax credit limitations, noncorporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. You should consult your own tax adviser about your eligibility for benefits under the U.S. France Treaty including a reduced rate of French withholding tax and for applicable limitations on claiming a deduction or foreign tax credit for any French tax withheld.

Dispositions

You will recognize gain or loss on disposition of France Telecom shares or ADSs in an amount equal to the difference between the amount you realized and your adjusted tax basis in the shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it measured in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the shares or ADSs for at least one year. Deductions for capital losses are subject to limitations.

Back to Contents

2007 form 20-F / FRANCE TELECOM 228

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

10.5.3     Procedure for reduced withholding rate

If you are eligible for benefits under the U.S. France Treaty, you will be entitled to reduce the rate of French withholding tax on dividends by filing the applicable form(s) with the depositary or other financial institution managing your securities account in the U.S., or failing that, the French paying agent, if the financial institution managing your securities account or the French paying agent receives the form(s) before the date of payment of the dividend. If you fail to submit the applicable form(s) in time to avoid withholding, you may claim a refund for the amount withheld in excess of the U.S. France Treaty rate.

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

10.6     DOCUMENT ON DISPLAY

All documents provided to shareholders as required by law may be consulted at the France Telecom headquarters offices at 6 Place d’Alleray, 75015 Paris.

In addition, the bylaws of France Telecom are available on the Internet site www.orange.com.

France Telecom’s consolidated financial statements for the past three years are also available on this Internet site.

Back to Contents

2007 form 20-F / FRANCE TELECOM 229

Item 11

quantitative and qualitative disclosures about market risk

11.1     INTEREST RATE RISK MANAGEMENT

230

11.1.1     Management of fixed-rate/variable-rate debt

230

11.1.2     Analysis of the Group’s sensitivity to changes in interest rates based on probable scenarios

230

11.2     FOREIGN CURRENCY RISK MANAGEMENT

231

11.3     LIQUIDITY RISK MANAGEMENT

232

11.4     MANAGEMENT OF COVENANTS

233

11.5     CREDIT RISK MANAGEMENT

234

11.6     MARKET RISK ON SHARES

234

11.7     EQUITY MANAGEMENT

234

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

The cash and debt management, as well as the management of market risks related to interest rate, foreign currency, liquidity, credit and shares, are implemented, inside the Finance Division, by the Financing and Treasury Department, and supervised by the Cash and Financing Committee, chaired by the Group’s Deputy Finance Director. The Committee meets quarterly and defines the framework for managing the Group’s debt, in particular liquidity risks, interest rates and exchange rates for the coming months, and reviews past management (completed transactions and financial results). The Cash and Financing Committee met four times in 2007.

11.1     INTEREST RATE RISK MANAGEMENT

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

11.1.1     Management of fixed-rate/variable-rate debt

France Telecom’s policy in 2007 was to pre-finance very early the 3.3 billion euros repayment falling due in March 2008 and then to focus on niche markets (structured EMTNs, Swiss franc issue). The 2007 issues were all at fixed rates, thereby slightly increasing the portion of fixed-rate debt from 82.7% at December 31, 2006 to 85.5% at December 31, 2007. The average cost of 2007 refinancing was 4.55% after currency swaps.

11.1.2     Analysis of the Group’s sensitivity to changes in interest rates based on probable scenarios

The sensitivity analysis only includes those financial assets and liabilities which are included in net financial debt, as these are the only items that bear interest and are therefore exposed to interest rate risk.

▪

Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

▪

derivatives that do not qualify for hedge accounting increase the portion of fixed-rate net debt by around 8%. A 1% rise in interest rates would result in a 38 million euros decrease in financial expense and a 1% fall in interest rates would result in a 82 million euros increase;

▪

the variable-rate portion of net financial debt after hedging (excluding derivatives not eligible for hedge accounting) represents 24%. An instantaneous 1% rise in interest rates would result in an increase of approximately 89 million euros in financial expense, while a 1% fall in interest rates would result in a decrease of approximately 89 million euros.

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates on this portfolio would result in an increase of 51 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 7 million euros.

▪

Sensitivity of net financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.42 billion euros, which represents 3.66% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.45 billion euros (3.75% of its market value).

▪

Sensitivity of cash flow reserve

Back to Contents

2007 form 20-F / FRANCE TELECOM 230

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow reserve by approximately 77 million euros, which represents 1.06% of its current value. A 1% fall in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow reserve by 78 million euros (1.08% of its current value).

11.2     FOREIGN CURRENCY RISK MANAGEMENT

▪

Foreign exchange rate risk at operating income level

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited. However, TP Group has an exposure to euros in its financial statements arising from the debt contracted to purchase its UMTS license. The debt amounts to 758 million zlotys at December 31, 2007, or 211 million euros. This exposure has been partially reduced through cross-currency swaps designated as cash flow hedges at TP Group level.

At December 31, 2007, net foreign exchange gains in relation to business operations amounts to 7 million euros (4 million euros at December 31, 2006).

▪

Foreign exchange rate risk at finance cost level

The Group’s subsidiaries finance themselves in their functional currency whenever possible.

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net debt in foreign currencies of the entities bearing the main foreign exchange rate risks (France Telecom S.A. and TP Group). It also shows the sensitivity of these entities to a probable 10% change in the foreign exchange rates of the currencies to which they are exposed.

(in millions of currencies)	Currency exposure							Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
	USD	GBP	CHF	DKK	PLN	EUR	Totaleuro-equivalent	+ 10% change	- 10% change
France Telecom S.A.	-	(5)	3	280	(1)	-	32	4	(3)
TP Group	(24)	-	-	-	-	(202)	(218)	(20)	24
Total (currencies)	(24)	(5)	3	280	(1)	(202)	-
TOTAL (EUROS)	(16)	(7)	2	37	(0)	(202)	(186)

▪

Conversion risk at income statement level

Due to its international presence, the France Telecom Group is exposed to foreign exchange risk arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

The table below summarizes the sensitivity of France Telecom’s consolidated income statement to a change of plus or minus 10% in foreign exchange rates against the euro, arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

(in millions of euros)	Contribution to consolidated operating income	Sensitivity to a change in foreign exchange rates against the euro		Contribution to net income	Sensitivity to a change in foreign exchange rates against the euro
		+ 10%	- 10%		+ 10%	- 10%
EUR	8,129	-	-	5,229	-	-
GBP	502	82	(67)	1	0	(0)
PLN	870	26	(21)	287	8	(7)
Other currencies	1,298			783
TOTAL (EUROS)	10,799			6,300

Back to Contents

2007 form 20-F / FRANCE TELECOM 231

In addition, France Telecom has set up euro-zloty economic hedges at Group level in 2007 to reduce the foreign exchange risk related to the conversion of operating cash flows from Poland (mainly TP Group).

▪

Conversion risk at balance sheet level

Due to its international presence, France Telecom Group’s balance sheet is exposed to foreign exchange rate changes. A rise in the euro affects the conversion into the consolidated balance sheet of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling and the zloty.

Material foreign currency assets are hedged by debt in the same currency.

(in millions of euros)	EUR	GBP	PLN	CHF	USD	Other currencies	Total
Assets excluding net debt by currency(1)	53,988	4,430	7,649	1,256	688	4,293	72,305
Net debt by currency(2)	30,923	4,905	1,642	6	170	334	37,980
Net assets by currency	23,065	(475)	6,007(3)	1,250	518	3,959	34,325

(1) Net assets by currency does not include components of net financial debt.

(2) See Note 20.4.

(3) Net assets in zlotys attributable to equity holders of France Telecom S.A. amount to 2,918 million euros.

Assets by currency (net assets excluding components of net financial debt) in currencies other than euro, which are mainly denominated in pound sterling and in zloty, amount to 18 billion euros at December 31, 2007, which represents 25% of total net assets excluding components of net financial debt. A depreciation of 10% in all currencies other than euro would have the effect of reducing net assets excluding debt by 1.8 billion euros, or -2.5%.

Liabilities by currency at December 31, 2007 correspond to the contribution to net financial debt by currency after hedging derivatives. The main currencies other than euro are the pound sterling and the zloty. Net financial debt by currency amounts to 7 billion euros at December 31, 2007, or 19% of total net financial debt. An appreciation against the euro of 10% in all currencies other than the euro would increase the net financial debt carried on the balance sheet by 0.7 billion euros, or +1.9%.

Net assets in currencies other than euro amount to 11 billion euros at December 31, 2007, or 33% of total net assets. A depreciation of 10% in all these currencies against the euro would, due to conversion of the currencies into euros, reduce net assets by 1.1 billion euros, or -3.3%. It would have no impact on the income statement or on the cash flow statement.

11.3     LIQUIDITY RISK MANAGEMENT

The Group optimizes its liquidity management, overseen by the Treasury and Financing Committee, through:

▪

Diversifying its sources of financing:

▪

issuance in the short-term securities markets under the treasury bill program and the US commercial paper program,

▪

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program. In 2007, France Telecom issued debt denominated in Swiss francs, pounds sterling and euros (private and public issuances) to diversify its investor base,

▪

France Telecom has an undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

▪

Smoothing debt maturities: debt maturities are spread consistently over the next years (see breakdown of liquidity by maturity of financial liabilities in Note 20).

▪

Liquidity of investments: France Telecom holds term deposits, mutual funds (OPCVM) and negotiable debt securities with first-class financial institutions. The France Telecom Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and credit lines in place, for the next 12 months and without recourse to additional financing.

France Telecom’s liquidity position is shown in the analysis of net financial debt by maturity (see Note 20) and amounts to 13,906 million euros at December 31, 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM 232

France Telecom’s debt ratings

At December 31, 2007, France Telecom’s debt ratings are as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.1 billion euros of the outstanding balance at December 31, 2007) is subject to step-up clauses. This amount does not include the TDIRAs, whose step-up clauses are described in Note 21.

As France Telecom’s ratings did not change in 2007, the step-up clauses were not triggered.

11.4     MANAGEMENT OF COVENANTS

▪

Commitments with regard to financial ratios

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

▪

an interest cover ratio (EBITDA to net financial expense) equal to or greater than 6.00 (EBITDA and net financial expense as defined in the contracts),

▪

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

In respect of its 2005 and 2007 bank financing contracts, ECMS must comply with the following covenants:

▪

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts),

▪

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts).

The financial ratios to be respected in connection with receivables securitization programs are as follows:

▪

for Orange France, an interest cover ratio (EBITDA to net financial expense) greater than 4.50 and a net financial debt to EBITDA ratio less than 3.00 (net financial debt and EBITDA as defined in the contracts),

▪

for Orange S.A., an interest cover ratio (EBITDA to net financial expense) greater than 3.50 and a net financial debt to EBITDA ratio less than 6.00 (net financial debt and EBITDA as defined in the contracts).

If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

At December 31, 2007, the ratios calculated met the conditions required.

▪

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

▪

Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

Back to Contents

2007 form 20-F / FRANCE TELECOM 233

11.5     CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable debt securities, investments and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries. In addition, the maximum value of the credit risk on these financial assets is equal to their recognized net book value.

France Telecom’s policy is to invest its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set for each financial institution based on its ratings and its equity. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. Limits are monitored and reported daily to the Group treasurer and head of capital markets. France Telecom also has collateralization agreements with a certain number of its counterparties.

11.6     MARKET RISK ON SHARES

At December 31, 2007, France Telecom S.A. has no option to purchase its own shares and holds 10,528,884 treasury shares (see Note 30.2). Besides, the Group’s exposure to market risk on shares of listed companies included in assets available for sale is not material.

11.7     EQUITY MANAGEMENT

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive remuneration. This remuneration determined on the basis of the Group’s organic cash flow (2),, while taking account of sector practices.

This policy has led France Telecom to set successive targets for net financial debt to gross operating margin (GOM) and shareholder remuneration. The current targets are as follows:

▪

Concerning indebtedness, the ratio of net debt to GOM will be maintained in the medium term at a level less than 2 in current market conditions;

▪

the Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account its cash flow projections and its investment plans.

	Year ended
	December 31, 2007	December 31, 2006
Net financial debt to GOM (1)	1.99	2.27
Organic cash flow (in millions of euros) (2)	7,818	7,157
Dividends paid by the parent company (in millions of euros)	(3,117)	(2,602)

(1) See definition of GOM in Note 3.

(2) Organic cash flow is measured as net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in non-current trade payables) plus the proceeds on disposal of property, plant and equipment and intangible assets. Organic cash flow is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies.

Back to Contents

2007 form 20-F / FRANCE TELECOM 234

Item 12

description of securities other than equity securities

Not applicable.

Back to Contents

2007 form 20-F / FRANCE TELECOM 235

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

None.

Item 15

controls and procedures

15.1     DISCLOSURE CONTROLS AND PROCEDURES

236

15.2     MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

237

15.3     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

237

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

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosures controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Back to Contents

2007 form 20-F / FRANCE TELECOM 236

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

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.3     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of France Telecom

We have audited the internal control over financial reporting of France Telecom and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Back to Contents

2007 form 20-F / FRANCE TELECOM 237

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of the Company and our report dated February 6, 2008 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris la Défense, France

February 6, 2008

Item 16

[reserved]

Item 16A

audit committee financial expert

At its meeting held on February 5, 2008, France Telecom’s Board of Directors determined that a member of its Audit Committee, Mr. Charles-Henri Filippi, is an Audit Committee financial expert as defined in Item 16A(b) of Form 20-F. Charles-Henri Filippi is ”independent” as defined by Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (see Item 6 “Directors, Senior Management and Employees” - 6.1.1.3 “Independent Directors”).

Item 16B

code of ethics

France Telecom’s board of directors has adopted a Code of Ethics that applies to all France Telecom employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of France Telecom’s Code of Ethics is available on France Telecom’s website at www.orange.com.

Back to Contents

2007 form 20-F / FRANCE TELECOM 238

Item 16C

principal accountant fees and services

Deloitte & Associés and Ernst & Young Audit served as France Telecom’s independent auditors for the years ending on December 31, 2007 and 2006, for which audited financial statements appear in this annual report on Form 20-F.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Deloitte & Associés to France Telecom in 2007 and 2006.

	Deloitte				Ernst & Young

	Amount (pretax)%				Amount (pretax)%

	2007	2006	2007	2006	2007	2006	2007	2006
AUDIT
Audit fees	17.7	24.1	98%	99%	19.9	26.3	94%	94%
Issuer	8.5	10.9	47%	45%	8.4	10.7	40%	38%
Fully integrated subsidiaries	9.2	13.2	51%	54%	11.5	15.6	54%	56%
Audit-related fees	0.3	0.3	2%	1%	1.1	1.7	5%	6%
Issuer	0.3	0,0	2%	0%	0.4	0.1	2%	0%
Fully integrated subsidiaries	0,0	0.3	0%	1%	0.7	1.6	3%	6%
Sub-total	18,0	24.4	99%	100%	21.0	28.0	99%	100%
OTHER SERVICES RENDERED BY THE NETWORKS TO THE FULLY INTEGRATED SUBSIDIARIES
Tax, fees	0,0	0,0	0%	0%	0.2	0.1	1%	0%
Other fees	0.1	0,0	1%	0%	0.0	0,0	0%	0%
Sub-total	0.1	0,0	1%	0%	0.2	0.1	1%	0%
TOTAL	18.1	24.4	100%	100%	21.2	28.1	100%	100%

Audit committee pre-approval policies and procedures

France Telecom’s Audit Committee establishes and oversees the procedures for selecting external auditors, and makes a recommendation to the Board of Directors regarding their appointment and the terms of their compensation. The Audit Committee also reviews principles and rules to ensure that auditor independence is not compromised. The Audit Committee examines the work plan and the scope of their audit activities.

With a view to safeguarding the independence and objectivity of external auditors, and in accordance with relevant European Union and US regulations, France Telecom has implemented policies for pre-approval of audit and non-audit services. In December 2003, the Audit Committee adopted the “France Telecom Group Audit and Non-Audit Services Pre-Approval Policy”. It provides that all permitted audit and non-audit services must be pre-approved by the Audit Committee. Such pre-approval takes the form either of a general pre-approval for a list of specified services, or pre-approval on a case-by-case basis for all services not on the list. The pre-approval policy sets limits measured in percentage of audit fees on the audit-related, tax and other non-audit services which can be subject to general pre‑approval. Non-audit services beyond these limits must be specifically pre-approved. Finally, the policy includes a list of non-audit services which are prohibited in view of the threat they represent to auditor independence.

All services performed by the external auditors in 2006 and 2007 were authorized pursuant to the Audit Committee’s pre-approval policy, and the Audit Committee was regularly informed about the services provided and the fees incurred.

Back to Contents

2007 form 20-F / FRANCE TELECOM 239

Item 16D

exemptions from listing standards for audit committees

France Telecom’s Audit Committee consists of five directors including two directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements include Messrs. de Larosière and Bezard, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Bernardi, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. France Telecom’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

Item 16E

purchase of equity securities by the issuer and affiliated purchasers

The Shareholders’ Meeting of April 21, 2006 authorized for a period of eighteen months ending on October 21, 2007, a share buyback program up to a maximum of 10% of the share capital of the Company existing on the date of the meeting. Under the program, the maximum price cannot exceed 40 euros per share. The Shareholders’ Meeting of May 21, 2007 renewed this authorization without change until November 20, 2008. A press release describing the new program was submitted to the Commission on May 22, 2007 as a Report on Form 6-K.

As of May 11, 2007 France Telecom put in place a liquidity contract with an independent bank concerning its ordinary shares listed on Euronext Paris. This contract is compliant with the practice recognized by the AMF. Funding in the amount of 100 million euros was allocated to the liquidity account for purposes of implementing the contract.

> PURCHASES OF TREASURY SHARES IN 2007

Period	Total number of shares purchased	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs(1)
January 2007	0	na	0	260,348,152 (2)
February 2007	0	na	0	260,348,152
March 2007	9,113,884	19,76	9,113,884	251,234,268
April 2007	0	na	0	251,234,268
May 2007	300,000 (3)	22,05	300,000 (3)	260,672,305 (4)
June 2007	1,551,000	21,92	1,551,000	259,572,305
July 2007	975,000	20,31	975,000	258,597,305
August 2007	175,000	20,41	175,000	260,922,305
September 2007	1,030,364	22,26	1,030,364	260,972,305
October 2007	1,773,359	23,28	1,773,359	260,972,305
November 2007	3,556,373	25,43	3,556,373	260,222,305
December 2007	1,533,800	25,01	1,533,800	259,557,305

(1) Measured at month end.

(2) Under the 2006 Share buyback program.

(3) Including 188,000 shares purchased under the 2006 Share buyback program and 112,000 shares purchased under the 2007 Share buyback program

(4) Under the 2007 Share buyback program.

Back to Contents

2007 form 20-F / FRANCE TELECOM 240

PART	III

Item 17

financial statements

Not applicable

Item 18

financial statements

See pages F-1 through F-106

Item 19

list of exhibits

1.1	Bylaws (statuts) of France Telecom, as amended on January 21, 2008.
2.1[1]	8 billion euro syndicated credit agreement dated June 20, 2005 among France Telecom and the several parties named therein.
2.3[2]	Indenture dated March 14, 2001 between France Telecom and, inter alia, Citibank, NA as Trustee.
8.0	List of France Telecom’s subsidiaries (see Note 36 to the consolidated financial statements).
10.1	Consent of Deloitte & Associés as auditors of France Telecom.
10.2	Consent of Ernst & Young Audit as auditors of France Telecom.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

1

Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on May 22, 2006.

2

Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Commission on May 29, 2001.

Back to Contents

2007 form 20-F / FRANCE TELECOM 241

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/ Gervais Pellissier

Name: Gervais Pellissier
Title: Chief Financial Officer

Paris, France
May 2, 2008

Back to Contents

2007 form 20-F / FRANCE TELECOM 242

Consolidated Financial Statements

F-1	CONSOLIDATED FINANCIAL STATEMENTS
F-2	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
F-3	CONSOLIDATED STATEMENT OF INCOME
F-4	CONSOLIDATED BALANCE SHEET
F-6	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
F-10	CONSOLIDATED STATEMENT OF CASH FLOWS
F-12	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

2007 form 20-F / FRANCE TELECOM F-1

Report of independent registered public accounting firms

To the Shareholders and the Board of Directors of France Telecom

We have audited the accompanying consolidated balance sheets of France Telecom and subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Without qualifying the above opinion, we draw your attention to Note 33 that discloses the European Commission’s decision relative to the business tax system (“taxe professionnelle”) and specifies that the request made by the European Commission enters into the category of contingent liabilities as per IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2008 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris la Défense, France

February 6, 2008

Back to Contents

2007 form 20-F / FRANCE TELECOM F-2

Consolidated Statement of Income

(Amounts in millions of euros, except share data)	Note	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Revenues	5	52,959	51,702	48,082
External purchases	6	(23,156)	(22,809)	(19,923)
Other operating incomes	6	440	473	410
Other operating expenses	6	(2,360)	(2,235)	(2,152)
Labour expenses:- Wages and employee benefit expenses	6	(8,767)	(8,592)	(8,464)
- Employee profit-sharing	6	(359)	(346)	(349)
- Share-based compensation	6	(279)	(30)	(158)
Depreciation and amortization	13-14	(8,111)	(7,824)	(7,024)
Impairment of goodwill	7	(26)	(2,800)	(11)
Impairment of non-current assets	7	(107)	(105)	(568)
Gains (losses) on disposal of assets	8	769	97	1,089
Restructuring costs	9	(208)	(567)	(454)
Share of profits (losses) of associates	15	4	24	20
Operating income	3	10,799	6,988	10,498
Interest expenses, net	10	(2,521)	(3,155)	(3,058)
Foreign exchange gains (losses)	10	(4)	26	(147)
Discounting expense	10	(125)	(122)	(162)
Finance costs, net		(2,650)	(3,251)	(3,367)
Income tax	11	(1,330)	(2,180)	(1,419)
Consolidated net income after tax of continuing operations		6.819	1.557	5.712
Consolidated net income after tax of discontinued operations	4	-	3,211	648
Consolidated net income after tax		6.819	4.768	6,360
Net income attributable to equity holders of France Telecom S.A.		6,300	4,139	5,709
Minority interests	30	519	629	651
Earnings per share (in euros) (see note 30)
Net income of continuing operations attributable to equity holders of France Telecom S.A.
- Basic		2.42	0.40	2.07
- Diluted		2.36	0.39	2.00
Net income of discontinued operations attributable to equity holders of France Telecom S.A.
- Basic		-	1.19	0.21
- Diluted		-	1.17	0.20
Net income attributable to equity holders of France Telecom S.A.
- Basic		2.42	1.59	2.28
- Diluted		2.36	1.57	2.20
The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

2007 form 20-F / FRANCE TELECOM F-3

Consolidated Balance Sheet

(Amounts in millions of euros)	Note	At December 31, 2007	At December 31, 2006
ASSETS
Goodwill	12	31,389	31,517
Other Intangible assets	13	16,658	18,713
Property, plant and equipment	14	27,849	28,222
Interests in associates	15	282	360
Assets available for sale	16	518	338
Non-current loans and receivables	18	1,960	867
Non-current financial assets at fair value through profit or loss	19	54	44
Non-current hedging derivatives assets	23	42	37
Other non-current assets	17	63	39
Deferred tax assets	11	7,273	8,250
Total non-current assets		86,088	88,387
Inventories		1,068	844
Trade receivables	18	6,556	6,756
Current loans and other receivables	18	81	53
Current financial assets at fair value through profit or loss, excluding cash equivalents	19	534	543
Current hedging derivatives assets	23	12	3
Other current assets	17	2,035	1,788
Current tax assets	11	111	247
Prepaid expenses	17	673	580
Cash and cash equivalents	20	4,025	3,970
Total current assets		15,095	14,784
TOTAL ASSETS		101,183	103,171

Back to Contents

2007 form 20-F / FRANCE TELECOM F-4

(Amounts in millions of euros)	Note	At December 31, 2007	At December 31, 2006
EQUITY AND LIABILITIES
Share capital		10,457	10,427
Additional paid-in capital		15,317	15,179
Retained earnings (deficit)		(3,966)	(5,171)
Net income for the year		6,300	4,139
Cumulative translation adjustment		1,747	2,220
Equity attributable to equity holders of France Telecom S.A.		29,855	26,794
Minority interests		4,470	4,844
Total equity	30	34,325	31,638
Non-current trade payables	20	435	535
Non-current financial liabilities at amortized cost, excluding trade payables	20	32,532	36,199
Non-current financial liabilities at fair value through profit or loss	20	154	798
Non-current hedging derivatives liabilities	20	955	1,066
Non-current employee benefits	26	535	534
Non-current provisions	28	1,657	2,206
Other non-current liabilities	29	870	959
Deferred tax liabilities	11	1,440	1,749
Total non-current liabilities		38,578	44,046
Current trade payables	20	9,580	9,015
Current financial liabilities at amortized cost, excluding trade payables	20	8,694	9,264
Current financial liabilities at fair value through profit or loss	20	730	0
Current hedging derivatives liabilities	20	353	33
Current employee benefits	26	1,881	1,606
Current provisions	28	1,599	1,816
Other current liabilities	29	1,837	2,110
Current tax payables	11	331	466
Deferred income	29	3,275	3,177
Total current liabilities		28,280	27,487
TOTAL EQUITY AND LIABILITIES		101,183	103,171
Additional balance-sheet disclosures on IFRS 7 effects: see note 2.1The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

2007 form 20-F / FRANCE TELECOM F-5

Consolidated Statement of Changes in Shareholders’ Equity

(Amounts in millions of euros)			Attribuable to equity holders of France TelecomS.A.									Minority interests	Total Equity
			Share capital	Additional paid-in capital	Retained earninas				Net income	Translation adjustments	Total
	Note	Number of shares in issues			Income (expense) recognized directly in equity			Other reserves
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2005		2,467,333,426	9,869	12,675	124	(161)	21	(11,657)	3,017	563	14,451	3,232	17,683
Unrealized foreign exchange gains (losses)										1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)						(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)					(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47				47	1	48
Total income and expense recognized directly in equity (A)					(1)	(39)	47			1,380	1,387	191	1,578
Net income for the year (B)									5,709		5,709	651	6,360
Total recognized income and expense for the year (A+B)					(1)	(39)	47	0	5,709	1,380	7,096	842	7,938
Allocation of 2004 net income								3,017	(3,017)
Share capital issued in connection with the acquisition of Amena		133,439,454	534	2,423							2,957		2,957
Impact of Amena acquisition	4											641	641
Capital increase (stock-options exerciced)	27	2,286,917	9	31							40		40
Equity share options issued: stock options	27							46			46	3	49
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State	27							84			84	6	90
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan	27							284			284	1	285
Dividends	30							(1,184)			(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Slovensko	4							394			394	(19)	375
Impact of the purchase of minority interests in Orange Romania	4							(11)			(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities	4							7			7	(376)	(369)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)	4							83			83	386	469
Transfer of PTK-Centertel shares to TP SA	4							634			634	(634)	0
Other movements				2				(13)		(10)	(21)	25	4
Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438

Back to Contents

2007 form 20-F / FRANCE TELECOM F-6

— This page has been left blank intentionally —

Back to Contents

2007 form 20-F / FRANCE TELECOM F-7

(Amounts in millions of euros)			Attribuable to equity holders of France TelecomS.A.									Minority interests	Total Equity
			Share capital	Additional paid-in capital	Retained earnings				Net income	Translation adjustments	Total
	Note	Number of shares in issues			Income (expense) recognized directly in equity			Other reserves
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2006		2,603,059,797	10.412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438
Unrealized foreign exchange gains (losses)										292	292	(18)	274
Gains (losses) on financial assets available for sale					(5)						(5)		(5)
Gains (losses) on cash flow hedges taken to equity						102					102	2	104
Deferred tax on items recognized directly in equity							(36)				(36)		(36)
Total income and expense recognized directly in equity (A)					(5)	102	(36)			292	353	(16)	337
Net income for the year (B)									4,139		4,139	629	4,768
Total recognized income and expense for the year (A+B)					(5)	102	(36)		4.139	292	4,492	613	5,105
Allocation of 2005 net income								5,709	(5,709)
Capital increase (stock-options exerciced)	27/30	3,613,333	15	48							63		63
Equity share options issued: stock options	27							31			31	3	34
Impact of sale of PagesJaunes Groupe	4										0	(159)	(159)
Impact of purchase of minority interest and merger of Spanish entities	4							31			31	1,136	1,167
Impact of purchase of minority interest and change in consolidation method of Jordan entities	4							59			59	221	280
Dividends	30							(2,602)			(2,602)	(590)	(3,192)
Other movements								(135)		(5)	(140)	42	(98)
Balance at December 31, 2006		2,606,673,130	10,427	15,179	118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638
Unrealized foreign exchange gains (losses)										(467)	(467)	56	(411)
Gains (losses) on financial assets available for sale					(38)						(38)		(38)
Gains (losses) on cash flow hedges taken to equity						309					309	10	319
Deferred tax on items recognized directly in equity							(106)				(106)	(2)	(108)
Total income and expense recognized directly in equity (A)					(38)	309	(106)			(467)	(302)	64	(238)
Net income for the year (B)									6,300		6,300	519	6,819
Total recognized income and expense for the year (A+B)					(38)	309	(106)		6,300	(467)	5,998	583	6,581
Allocation of 2006 net income								4,139	(4,139)		0		0
Capital increase (stock-options exerciced)	27/30	7,675,781	30	138							168		168
Equity share options issued: Employee shareholding plan within the scope of the sale of shares owned by the French State	27							67			67		67
Equity share options issued: Free share award plan	27							147			147	2	149
Equity share options issued: stock options	27							23			23		23
Purchase of treasury shares	30							(214)			(214)		(214)
Dividends	30							(3,117)			(3,117)	(670)	(3,787)
Increase of the interest percentage in TP Group	4							0			0	(146)	(146)
Other movements								(5)		(6)	(11)	(143)	(154)
Balance at December 31, 2007		2,614,348,911	10,457	15,317	80	211	(74)	(4,183)	6,300	1,747	29,855	4,470	34,325
The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-8

— This page has been left blank intentionally —

Back to Contents

2007 form 20-F / FRANCE TELECOM F-9

Consolidated Statement of Cash Flows

(Amounts in millions of euros)	Note	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom S.A.		6,300	4,139	5,709
Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	8,111	7,833	7,034
Impairment of non-current assets	7-13-14	107	105	568
Impairment of goodwill	7-12	26	2,800	11
Gain on disposals of assets	8	(769)	(3,079)	(1,475)
Change in other provisions		(945)	(847)	(1,265)
Share of profits (losses) of associates	15	(4)	(24)	(20)
Income tax	11	1,330	2,302	1,568
Interest income and expense		2,627	3,004	3,080
Minority interests	30	519	629	651
Foreign exchange gains and losses, net		(740)	(796)	1,059
Derivatives		756	1,038	(797)
Share-based compensation		234	34	139

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		(250)	1	(143)
Decrease/(increase) in trade accounts receivable		121	82	212
Increase/(decrease) in trade accounts payable		190	(318)	714

Other changes in working capital requirements
Decrease/(increase) in other receivables		(98)	15	676
Increase/(decrease) in other payables		331	235	(462)

Dividends and interest income received		315	164	284
Interest paid and interest rates effects on derivatives, net		(2,726)	(2,848)	(3,358)
Income tax paid		(791)	(606)	(811)
Net cash provided by operating activities		14,644	13,863	13,374

INVESTING ACTIVITIES
Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(7,064)	(7,039)	(6,142)
Increase/(decrease) in amounts due to fixed asset suppliers		125	228	34
Proceeds from sales of property, plant and equipment and intangible assets	13-14	113	105	215

Cash paid for investment securities, net of cash acquired
FT España ISP (Ya.com)	4	(319)	-	-
Telkom Kenya	4	(270)	-	-
Purchase of treasury shares by TP SA	4	(185)	-	-
Amena	4	-	(113)	(6,038)
Orange Moldova	4	(103)	-	-
Silicomp	4	(96)	-	-
Voxmobile	4	(80)	-	-
Equant	4	-	-	(590)
Orange Romania	4	-	-	(404)
Orange Slovensko	4	-	-	(502)
Other payments for investment securities		(64)	(142)	(69)

Back to Contents

2007 form 20-F / FRANCE TELECOM F-10

(Amounts in millions of euros)	Note	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Proceeds from sales of investment securities, net of cash transferred
PagesJaunes	4	-	2,697	440
Orange Nederland	4	1,306	-	-
Tower Participations	8	254	-	400
Bluebirds	4	110	-	-
One	15	82	-	-
Cable activities	4	-	-	311
Mobilcom	4	-	-	265
Other proceeds from sales of investment securities		56	112	179

Decrease/(increase) in marketable securities and other long-term assets
Escrow deposit	18-33	(757)	-	-
Other		11	(539)	224
Net cash used in investing activities		(6,881)	(4,691)	(11,677)

FINANCING ACTIVITIES
Issuances
Bonds convertible, exchangeable or redeemable into shares	20	3,122	928	2,485
Long-term debt	20	824	585	1,647

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	20	(4,001)	(3,895)	(4,736)
Long-term debt	20	(2,430)	(1,997)	(2,281)
Equity portion of hybrid debt	20-30	(16)	(42)	(21)
In-substance defeasance deposit				574
Tele Invest II debt	4			(351)

Increase/(decrease) in bank overdrafts and short-term borrowings	20	(906)	(1,117)	(134)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	20	(330)	192	493
Exchange rates effects on derivatives, net		(99)	(724)	77
Purchase of treasury shares	30	(214)	(10)	-
Capital increase	30	140	54	2,997
Minority shareholders’ contributions	30	50	(50)	16
Dividends paid to minority shareholders	30	(677)	(593)	(442)
Dividends paid by France Telecom S.A.	30	(3,117)	(2,602)	(1,184)
Net cash used in financing activities		(7,654)	(9,271)	(860)

Net change in cash and cash equivalents		109	(99)	837
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(54)	(28)	107
Cash and cash equivalents at beginning of year		3,970	4,097	3,153
CASH AND CASH EQUIVALENTS AT END OF YEAR		4,025	3,970	4,097
Additional cash-flow disclosures: see note 31 The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

2007 form 20-F / FRANCE TELECOM F-11

Notes to the Consolidated Financial Statements

Note 1

Description of Business and Basis of Preparation  of the Financial Statements

F-13

Note 2

Accounting Policies

F-15

Note 3

Segment Information

F-27

Note 4

Main Acquisitions and disposals of Companies  and Changes in Scope of Consolidation

F-34

Note 5

Revenues

F-40

Note 6

Operating Income and Expense

F-40

Note 7

Impairment

F-42

Note 8

Gains and Losses on Disposals of Assets

F-45

Note 9

Restructuring Costs

F-45

Note 10

Finance Costs, Net

F-46

Note 11

Income Tax

F-48

Note 12

Goodwill

F-51

Note 13

Other Intangible Assets

F-52

Note 14

Property, Plant and Equipment

F-53

Note 15

Interests in Associates

F-55

Note 16

Assets Available for Sale

F-56

Note 17

Other Assets and Prepaid Expenses

F-56

Note 18

Loans and Receivables

F-57

Note 19

Financial Assets at Fair Value through Profit or Loss

F-59

Note 20

Financial Liabilities and Net Financial Debt

F-59

Note 21

Bonds

F-63

Note 22

Bank Borrowings

F-66

Note 23

Derivatives

F-68

Note 24

Exposure to Market Risks and Financial Instruments

F-70

Note 25

Fair Value of Financial Assets and Liabilities

F-75

Note 26

Employee Benefits

F-75

Note 27

Share-based Compensation

F-78

Note 28

Provisions

F-83

Note 29

Other Liabilities and Deferred Income

F-86

Note 30

Equity

F-86

Note 31

Additional Cash Flow Disclosures

F-89

Note 32

Off-balance Sheet Commitments and Contractual Obligations

F-89

Note 33

Litigation and Claims

F-95

Note 34

Related Party Transactions

F-99

Note 35

Subsequent Events

F-100

Note 36

List of Consolidated Companies

F-101

Back to Contents

2007 form 20-F / FRANCE TELECOM F-12

NOTE 1	Description of Business and Basis of Preparation of the Financial Statements

1.1     Description of Business

The France Telecom Group provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2     Basis of Preparation of 2007 Financial Data

The consolidated financial statements and notes were approved by the Board of Directors at its meeting of February 5, 2008.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2007 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union. Comparative figures are presented for 2005 and 2006 compiled using the same basis of preparation.

As at December 31, 2007, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2007 are based on:

▪

all standards and interpretations endorsed by the European Union and effective as of December 31, 2007 (see note 2.1);

▪

the earlier application of some IFRS standards and interpretations (see note 2.1);

▪

the recognition and measurement options proposed by the IFRS standards hereafter:

Standards		Option used
IAS 2	Inventories	Recognition of inventories at their original cost determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits

Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method (recognition of a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan)

IAS 23	Borrowing Costs	Recognition as interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets
IAS 31	Interests in Joint Ventures	Accounting for using the proportionate consolidation method
IAS 38	Intangible Assets	Measurement at amortized historical cost

Back to Contents

2007 form 20-F / FRANCE TELECOM F-13

▪

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the France Telecom Group) to prepare the opening balance sheet hereafter summarized:

Standards		First-time adoption
IFRS 2	Share-based Payment

Retrospective application of provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002.

Valuation of plans issued prior to December 31, 2003 using a Black & Scholes modelValuation of new plans issued from January 1, 2004 using a binomial model

IFRS 3	Business Combinations	Non-application of the provisions of this standard for business combinations prior to the transition date Accounting for acquisition of minority interests under the French GAAP accounting treatment
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity.
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for saleProspective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

▪

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 hereafter:

Topic	Note
Minority interests	2.3.2
Loyalty programs	2.3.5
Waste electrical and electronical equipment	2.3.15
Individual right to training for employees (Droit Individuel à la Formation (DIF))	2.3.16
Employee shareholding plan	2.3.17

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

▪

present fairly the Group’s financial position, financial performance and cash flows;

▪

reflect the economic substance of transactions;

▪

are neutral;

▪

are prepared on a prudent basis; and

▪

are complete in all material respects.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-14

1.3     Use of Estimates

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2007 may subsequently be changed. The underlying assumptions used for the main estimates are described in the following notes:

Estimate		Nature of information disclosed
Note 4	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, presentation of the key measurement methods and assumptions used to identify intangible assets in business combinations
Note 7	Impairment	Key assumptions used to determine recoverable amounts: models, discount rates, perpetual growth rates
Note 11	Income tax	Assumptions used for recognition of deferred tax assets and consequences of tax laws
Note 26	Employee benefits	Discount rates, inflation, return on plan assets, salary increases
Note 27	Share-based compensation	Model, assumptions underlying the measurement of fair values: share price of underlying on grant date, exercise price, volatility
Note 28	Provisions	Provisions for termination benefits and restructurings: discount rates, plan success rates, etc. Provisions for claims and litigation: assumptions underlying risk assessment and measurement

NOTE 2	Accounting Policies

This note describes the accounting principles applied to prepare the 2007 consolidated financial statements.

2.1     New Standards and Interpretations

Standards and Interpretations applied by the Group in 2007

Standard / Interpretation		Effect
First-time application of standards and interpretations compulsory since January 1, 2007
Amendment to IAS 1	Presentation of Financial Statements - Capital Disclosures	Related amendment to the notes to the financial statements
IFRS 7	Financial Instruments - Disclosures	Change in presentation of the balance sheet and related amendment to the notes to the financial statements
IFRIC 7	Applying the Restatement Approach under IAS 29 - Financial Reporting in Hyperinflationary Economies	Interpretation without effect on the reported financial statements
IFRIC 8	Scope of IFRS 2	Interpretation without effect on the reported financial statements
IFRIC 9	Reassessment of Embedded Derivatives	Interpretation without effect on the reported financial statements
IFRIC 10	Interim Financial Reporting and Impairment	Interpretation without effect on the reported financial statements
First-time application of standards and interpretations compulsory after December 31, 2007 and with earlier application date chosen by the Group
IFRIC 11	Group and Treasury Share Transactions	Interpretation without effect on the reported financial statements
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	Interpretation without effect on the reported financial statements

Back to Contents

2007 form 20-F / FRANCE TELECOM F-15

IFRS 7 first application led the Group to change the presentation of its financial statements in order to show financial assets and liabilities on the face of its balance sheet classified by IAS 39 category. Hence, the following categories have been reclassified as follows, including the reclassification of accrued interests on the line of corresponding underlying item:

Balance sheet presentation before IFRS 7 application	Balance sheet presentation after IFRS 7 application
Other non-current financial assets and derivatives	Non-current loans and receivables Non-current financial assets at fair value through profit or loss Non-current hedging derivatives assets
Other current financial assets and derivatives	Current loans and other receivables Current financial assets at fair value through profit or loss, excluding cash equivalents Current hedging derivatives assets
Exchangeable or convertible bonds (non-current) Other non-current financial debt and derivatives	Non-current financial liabilities at amortized cost, excluding trade payables Non-current financial liabilities at fair value through profit or loss Non-current hedging derivatives liabilities
Exchangeable or convertible bonds, and other current financial debt and derivatives Accrued interest payable	Current financial liabilities at amortized cost, excluding trade payables Current financial liabilities at fair value through profit or loss Current hedging derivatives liabilities

Standards and Interpretations Compulsory after December 31, 2007 with no early Application decided by the Group

France Telecom has not opted for early application of the following standards, amendments and interpretations published as at December 31, 2007 (already adopted or in the process of being adopted by the European Union):

▪

IFRS 8 “Operating Segments”, applicable for financial years beginning after January 1, 2009. The provisions of this standard may affect the structure of segment reporting and the way in which Cash Generating Units (CGUs) are grouped for the purpose of goodwill impairment testing;

▪

IAS 1 (revised 2007) “Presentation of Financial Statements”, applicable for financial years beginning after January 1, 2009. This revision changes the structure of the financial statements mostly because changes in shareholders’ equity will be booked only as a consequence of transactions between shareholders (owner changes), other components currently booked in changes in shareholders’ equity would be included in a comprehensive income statement, in connection or not with profit and loss statement;

▪

amendment to IAS 23 “Borrowing Costs”, compulsory for financial years beginning after January 1, 2009. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset, unlike what has been applied so far by the Group. The revised standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009;

▪

IFRIC 12 “Service Concession Arrangements”, compulsory for financial years beginning after January 1, 2008. This interpretation sets out general principles for recognizing and measuring the obligations and related rights in service concession arrangements. The Group has no material arrangements likely to fall within the scope of application of IFRIC 12 for the reported periods;

▪

IFRIC 13 “Customer Loyalty Programs”, compulsory for financial years beginning after July 1, 2008, i.e. as of January 1, 2009 for France Telecom. The Group will apply this interpretation as of January 1, 2008. This interpretation changes the accounting treatment applied by the Group until December 31, 2007 (see note 2.3.5) and will decrease the amount of deferred income relating to loyalty programs awarded. This change in accounting policy will be accounted for under IAS 8 (restatement for each prior period presented).

2.2     Presentation of Consolidated Financial Statements

Presentation of the Income Statement

Expenses are presented in the consolidated income statement according to their nature.

Operating income corresponds to net profit before:

▪

financial income;

▪

finance costs;

▪

income taxes (current and deferred taxes);

▪

net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement. Assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. This does not affect the presentation of the cash flow statement.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-16

Earnings per Share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of France Telecom S.A. by the average number of shares outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3     Methods used in the Preparation of the Consolidated Financial Statements

2.3.1     Consolidation Rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

▪

over more than one half of the voting rights of the other entity by virtue of an agreement;

▪

to govern the financial and operating policies of the other entity under a statute or agreement;

▪

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity;

▪

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

2.3.2     Minority Interests

Accounting of acquisition of minority interests is not addressed by IFRSs. The Group has therefore applied French GAAP accounting treatment, which consists in recognizing goodwill as the difference between the acquisition cost of minority interests and the minority interest share in the net equity, without any purchase price allocation.

The main components of goodwill arising from the acquisition of minority interests are disclosed in note 4.

Transfer of consolidated shares within the Group resulting in changes in ownership interest

In the absence of specific guidance in IFRSs, the Group applied the following accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities. The minority interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Acquisition of minority interests in exchange for shares in a consolidated entity

IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group, nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore considered the transfer by the minority shareholders as an acquisition of minority interests and the decrease in ownership interest as a disposal, for which the corresponding net gain or loss is recognized in income as incurred.

Commitments to purchase minority interests (put options)

Given the current status of IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”, firm or contingent commitments to purchase minority interest are recognized as a financial debt. In the absence of any guidance on this issue from the International Financial Reporting Interpretations Committee (IFRIC), the Group has opted to book the financial debt against a reduction in minority interests within equity.

Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom S.A. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

The effects of commitments to purchase minority interests are disclosed in note 20.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-17

2.3.3

Effect of Changes in Foreign Exchange Rates

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into euros (France Telecom’s presentation currency) as follows:

▪

assets and liabilities are translated at the year-end rate;

▪

items in the statement of income are translated at the average rate for the year;

▪

the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

▪

in operating income for commercial transactions;

▪

in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in note 2.3.12. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

▪

in operating income for fair value hedges of commercial transactions;

▪

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

2.3.4     Revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 “Revenue”:

Separable components of packaged and bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment (e.g. a mobile handset) and a service (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an equipment - associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

▪

recognized when the equipment is sold to the end-customer;

▪

assessed taking into account the Group’s best estimate of the retail price, taking account of any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-18

Equipment rentals

In accordance with IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, equipment for which a right of use is granted is analyzed in accordance with IAS 17 “Leases”.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions. To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria:

▪

the Group is the primary obligor of the arrangement;

▪

the Group bears inventory risk;

▪

the Group has a reasonable latitude in establishing price with the customer for the service;

▪

the Group has discretion in supplier selection;

▪

the Group is involved in the determination of service specifications; and

▪

the Group bears the credit risk.

Therefore, revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc) are recognized:

▪

gross when the Group has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer;

▪

net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc) are recognized:

▪

gross when the Group is deemed to be the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when the Group bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer;

▪

net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

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

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancellable period.

Penalties

All the Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by France Telecom on the order process, the delivery process, and after sales services.

If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will due based on the non-achievement of contractual terms.

2.3.5

Subscriber Acquisition and Retention Costs, Loyalty Programs and Advertising and Related Cost

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service. Until December 31, 2007, the Group applied French GAAP in order to account for loyalty programs which are based on opinion 2004-E of CNC’s Comité d’Urgence (Emerging Accounting Issues Committee).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-19

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of the points. Part of the invoiced revenue is allocated to these points based on their fair value taking account of an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contract renewal obligation.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2.3.6     Borrowing Costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.3.7     Share Issuance Costs

External costs directly related to share issues are deducted from the related premium, net of any tax savings. Other costs are expensed as incurred.

2.3.8     Goodwill

Goodwill represents the excess of the purchase price of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Assets and liabilities acquired are not remeasured at fair value after an additional purchase when control has already been obtained.

Impairment test and Cash-Generating Units (CGUs)

A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 “Impairment of Assets” requires these tests to be performed at the level of each CGU or groups of CGUs likely to benefit from acquisition-related synergies, within a business or geographical segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes. The allocation of goodwill is disclosed in note 7.

Impairment loss for goodwill is recorded in the income statement as a deduction from operating income and is never reversed subsequently.

Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows:

▪

cash flow projections are based on three to five-year business plans;

▪

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

▪

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Net book value of CGUs and group of CGUs

Net book values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

2.3.9     Intangible Assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, patents, development costs and software, are booked at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market value. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-20

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

▪

the content has been accepted technically;

▪

the rights have become valid.

Prior to meeting these conditions, firm purchase commitments are recorded as off-balance sheet items, less any prepayments made, which are recognized as prepaid expenses on non-current assets.

Content rights are amortized over the operating term defined contractually.

Film costs are accounted for as intangible assets at their acquisition cost and amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software and research and development costs

Development costs are recognized as an intangible asset when the following conditions are met:

▪

the intention to complete the intangible asset and use or sell it and the availability of adequate technical and financial resources for this purpose;

▪

the probability for the intangible asset to generate probable future economic benefits for the Group; and

▪

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. The Group’s research and development projects mainly concern:

▪

upgrading the network architecture or functionality;

▪

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

▪

it is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it;

▪

the website will generate future economic benefits;

▪

the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Website development costs are expensed as incurred or recognized as an intangible asset depending on the phase:

▪

initial design costs are expensed as incurred;

▪

qualifying development and graphic design costs are recognized as an intangible asset;

▪

expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and if it can be reliably estimated and attributed to the website.

2.3.10     Property, Plant and Equipment

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

Back to Contents

2007 form 20-F / FRANCE TELECOM F-21

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

▪

the lease transfers ownership of the asset to the lessee by the end of the lease term;

▪

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

▪

the lease term is for the major part of the estimated economic life of the leased asset;

▪

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Indefeasible Rights of Use

Indefeasible Right of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

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

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

2.3.11

Impairment of non-current Assets other than Goodwill and Trademarks

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

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions.

The impairment loss recognized is equal to the difference between net book value and recoverable amount.

Given the nature of its assets and activities, most of France Telecom’s individual assets do not generate independent cash flows that are independent of those from CGUs. The recoverable amount is then determined at the level of the CGU to which the asset belongs, except where:

▪

the fair value less costs to sell of the individual asset is higher than its book value; or

▪

the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-22

2.3.12     Financial Assets and Liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

▪

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

Held-to-maturity assets

These assets are exclusively non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. They are acquired with the intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

If there is any objective evidence of impairment for these assets (as for instance: counterparty in financial difficulties, downgrading of its rating, breach of a significant agreement, …), the value of the asset is reviewed at the balance sheet date. A financial asset is impaired when its carrying amount is higher than its recoverable amount assessed during impairment test. Recoverable amount is often determined using discounted cash flow method. The relating impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (QTE Leases). They are recognized and subsequently measured at fair value. Fair value corresponds to market price for listed securities or estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

Temporary changes in value are booked as “Gains (losses) on financial assets available-for-sale” within equity.

When there is an objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken in income.

Loans and receivables

This category mainly includes trade receivables, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless any significant impact of the application of an implicit interest rate.

If there is any objective evidence of impairment for these assets, the value of the asset is reviewed at each balance sheet date. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

▪

a statistic method: it depends on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables, with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices). This method is used for Home and Personal Communication Services;

▪

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balance sheet positions with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international, local, regional and national authorities) and for Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the intermediate step preceding impairment identification for individual receivable. When information is available (clients under bankruptcy or equivalent judicial proceedings), these receivables are then excluded from the statistic database and individually impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

▪

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

▪

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit‑taking;

▪

derivative assets not qualifying for hedge accounting.

Assets voluntarily classified at inception in this category because:

▪

this classification allows to eliminate or significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

▪

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;

▪

the entity decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-23

France Telecom designates as at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits, mutual funds (OPCVM). These investments can be classified as cash equivalent on balance sheet if they meet the conditions required by the French Securities Regulator (AMF) (assets easily convertible into a determined cash amount and subject to a remote risk of change in value). Otherwise, these assets are classified as financial assets at fair value through profit and loss.

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within France Telecom Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. It relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedge).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the France Telecom Group, they comprise perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs).

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned comments relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Derivatives qualified for hedge accounting are classified as a separate line item on the face of the balance sheet. Other derivatives are classified as financial assets or liabilities at fair value through profit or loss. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

▪

a fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest rate and currency risks – and could affect profit or loss;

▪

a cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

Hedge accounting is applicable when:

▪

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

▪

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80‑125%).

The effects of applying hedge accounting are as follows:

▪

for fair value hedges of existing assets and liabilities, the hedged portion of asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the gain or loss from remeasuring the hedging instrument at fair value;

▪

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

The France Telecom Group presents derivative instruments in its financial statements according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-24

2.3.13     Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.3.14     Deferred Taxes

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

▪

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

▪

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

2.3.15     Provisions

A provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies creating a valid expectation on the part of other parties that it will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities correspond to: (i) probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or (ii) present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability. They are disclosed in the notes to the financial statements.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

Provisions for the treatment of Waste Electrical and Electronic Equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. The Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.). In accordance with this Directive, the France Telecom Group has adopted the following principles:

▪

obligations relating to collection, treatment and recovery of waste electrical and electronic equipment attached to the professional use and produced before August 13, 2005 are accrued for. The related liability is booked against the recognition of a tangible asset and is valued using an estimated volume to be recycled and an average cost per ton, and discounted as it will be settled at a future date;

▪

obligations relating to waste of electrical and electronic equipment attached to the private households use before August 13, 2005, as well as those related to waste of electrical and electronic equipment attached to private households and professional use after August 13, 2005 have been considered as immaterial by the Group and have not therefore been accrued for.

2.3.16     Pensions and Similar Benefits

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

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning discount and inflation rate. These assumptions are made at the level of each individual entity, based on its macro-economic environment.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-25

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

Termination benefits

Early retirement plan in France

France Telecom has set up an early retirement plan for civil servants and contract-based employees in France. These employees, aged 55 and over who have completed at least 25 years’ service, were eligible for early retirement until December 31, 2006 at 70% of their salary between the age of 55 and 60. Participants early retired also receive a lump-sum payment which is equal to one year’s salary if they have early retired at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

This benefit is accounted for in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Individual training rights for employees (Droit Individuel à la Formation - DIF)

The Group has applied French GAAP (opinion 2004-F of CNC’s Comité d’urgence (Emerging Accounting Issues Committee) to account for statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed together with the number of training hours still to be claimed by employees (see note 32.4).

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.3.17     Share-based Compensation

The fair value of stock options, employee shareholding plans and bonus shares (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date. The effects of share-based compensation are disclosed in note 27.

Employee shareholding plan

Following the sale by the State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group assumes that the grant date is the date when the main terms of the offer are announced to the employees, in accordance with the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’Epargne Entreprise - PEE ).

Compensation cost is estimated based on fair value at grant date of the shares awarded. If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data. As no vesting period applies, the amount is expensed directly against equity.

Other share-based payments

The award granted to the employees is accounted for as expense against equity and measured at fair value at the grant date.

The value of stock options and bonus shares is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in labour expenses on a straight-line basis over the period between the grant date and the exercise date (i.e. over the vesting period) against equity for equity-settled plans or against employee benefit liabilities for cash-settled plans.

2.3.18     Treasury Shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-26

NOTE 3	Segment Information

France Telecom Group’s management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as its basis for primary segment reporting:

▪

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other foreign companies in the Group;

▪

Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

▪

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

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-27

3.1     Analysis by Business Segment

3.1.1     Main operating indicators by segment for the year ended December 31, 2007:

Income statement for the year ended December 31, 2007:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	29,119	22,671	7,721	(6,552)	52,959
- external	28,144	17,548	7,267	-	52,959
- inter-segment	975	5,123	454	(6,552)	-
External purchases	(16,296)	(8,497)	(4,912)	6,549	(23,156)
Other operating incomes (1)	258	1,023	97	(938)	440
Other operating expenses (1)	(1,640)	(1,480)	(178)	938	(2,360)
Labour expenses: - Wages and employee benefit expenses	(1,464)	(5,918)	(1,385)	-	(8,767)
Gross operating margin	9,977	7,799	1,343	(3)	19,116
- Employee profit-sharing	(65)	(268)	(26)	-	(359)
- Share-based compensation	(18)	(232)	(29)	-	(279)
Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
Impairment of goodwill	-	(26)	-	-	(26)
Impairment of non-current assets	(8)	(6)	(93)	-	(107)
Gains (losses) on disposals of assets	-	-	-	769	769
Restructuring costs	(27)	(153)	(28)	-	(208)
Share of profits (losses) of associates	4	-	-	-	4
Operating income					10,799
- Allocated by segment	5,407	3,876	747	-	10,030
- Non-allocable	-	-	-	769	769
Interest expenses, net	-	-	-	(2,521)	(2,521)
Foreign exchange gains (losses)	-	-	-	(4)	(4)
Discounting expense	-	-	-	(125)	(125)
Income tax	-	-	-	(1,330)	(1,330)
Consolidated net income after tax of continuing operations					6,819
Consolidated net income after tax of discontinued operations					-
Consolidated net income after tax					6,819
Non-cash income and expense items included in operating income allocated by business segment	(4,498)	(2,526)	(498)	-	(7,522)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	3,493	3,080	406	-	6,979
- telecommunications licenses	85	-	-	-	85
- financed through finance leases	30	-	14	-	44
TOTAL INVESTMENTS (2)	3,608	3,080	420	-	7,108

(1)   In 2007, HCS includes the activities which hold the Orange trademark (previously included in the PCS segment).

(2)   Including 1,693 million euros for other intangible assets and 5,415 million euros for property, plant and equipment (see Notes 13 and 14).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-28

Balance sheet at December 31, 2007:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	24,931	6,059(1)	399	-	31,389
Other intangible assets	10,166	6,252(2)	240	-	16,658
Property, plant and equipment	12,073	15,190	586	-	27,849
Interests in associates	273	3	6	-	282
Other non-current assets	35	5	23	-	63
Non-segment non-current assets (3)	-	-	-	9,847	9,847
Non-current assets					86,088
Inventories	684	342	42	-	1,068
Trade receivables (4)	3,916	5,254	921	(3,535)	6,556
Other current assets	936	1,072	165	(138)	2,035
Prepaid expenses	362	313	81	(83)	673
Non-segment current assets (3)	-	-	-	4,763	4,763
Current assets					15,095
TOTAL ASSETS					101,183
- o/w segment assets	53,376	34,490	2,463	(3,756)	86,573
- o/w non-segment assets	-	-	-	14,610	14,610
Equity					34,325
Non-current trade payables	429	6	-	-	435
Non-current employee benefits	22	429	84	-	535
Non-current provisions	352	1,252	53	-	1,657
Other non-current liabilities	13	857	-	-	870
Non-segment non-current liabilities (3)	-	-	-	35,081	35,081
Non-current liabilities					38,578
Current trade payables	7,652	4,646	826	(3,544)	9,580
Current employee benefits	320	1,247	314	-	1,881
Current provisions	214	1,294	91	-	1,599
Other current liabilities	693	1,104	168	(128)	1,837
Deferred income	1,753	1,428	178	(84)	3,275
Non-segment current liabilities (3)	-	-	-	10,108	10,108
Current liabilities					28,280
TOTAL EQUITY AND LIABILITIES
- o/w segment liabilities	11,448	12,263	1,714	(3,756)	21,668
- o/w non-segment liabilities	-	-	-	79,514	79,514

(1)   Goodwill on TP Group is included in the Home segment.

(2)   Includes the Orange trademark for 3,846 million euros.

(3)   Mainly assets and liabilities comprising net financial debt and deferred taxes.

(4)   Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 480 million euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-29

3.1.2     Main operating indicators per segment for the year ended December 31, 2006:

Income statement for the year ended December 31, 2006:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	27,745	22,487	7,652	(6,182)	51,702
- external	26,770	17,701	7,231	-	51,702
- inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating incomes	155	529	122	(333)	473
Other operating expenses	(1,034)	(1,384)	(150)	333	(2,235)
Labour expenses: - Wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
Gross operating margin	9,686	7,265 (1)	1,590	(2)	18,539
- Employee profit-sharing	(71)	(252)	(23)	-	(346)
- Share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275) (2)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposals of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
- Allocated by segment	2,795	2,961	1,135	-	6,891
- Non-allocable				97	97
Interest expenses, net	-	-	-	(3,155)	(3,155)
Foreign exchange gains (losses)	-	-	-	26	26
Discounting expense	-	-	-	(122)	(122)
Income tax	-	-	-	(2,180)	(2,180)
Consolidated net income after tax of continuing operations					1,557
Consolidated net income after tax of discontinued operations					3,211 (3)
Consolidated net income after tax					4,768
Non-cash income and expense items included in operating income allocated by business segment	(6,691)	(2,823)	(368)	-	(9,892)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	3,581	2,721	430	-	6,732
- telecommunications licenses (4)	283	-	-	-	283
- financed through finance leases	20	2	15	-	37
TOTAL INVESTMENTS (5)	3,884	2,723	445	-	7,052

(1)   Includes a 129 million euro reversal of provisions for post-employment benefits (see Note 6).

(2)   Goodwill on TP Group is included in the Home segment.

(3)   PagesJaunes Group (see Note 4).

(4)   Mainly renewal of Orange France’s GSM license.

(5)   Including 1,771 million euros for other intangible assets and 5,281 million euros for property, plant and equipment (see Notes 13 and 14).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-30

Balance sheet at December 31, 2006:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	25,371	5,838 (1)	308	-	31,517
Other intangible assets	16,609 (2)	1,876	228	-	18,713
Property, plant and equipment	12,413	15,144	665	-	28,222
Interests in associates	318	36	6	-	360
Other non-current assets	5	14	20	-	39
Non-segment non-current assets (3)	-	-	-	9,536	9,536
Non-current assets					88,387
Inventories	532	256	56	-	844
Trade receivables (4)	3,861	4,842	873	(2,820)	6,756
Other current assets	850	908	153	(123)	1,788
Prepaid expenses	283	273	66	(42)	580
Non-segment current assets (3)	-	-	-	4,816	4,816
Current assets					14,784
TOTAL ASSETS					103,171
- o/w segment assets	60,242	29,187	2,375	(2,985)	88,819
- o/w non-segment assets	-	-	-	14,352	14,352
Equity				31,638	31,638
Non-current trade payables	488	45	2	-	535
Non-current employee benefits	36	424	74	-	534
Non-current provisions	349	1,748	109	-	2,206
Other non-current liabilities	17	942	-	-	959
Non-segment non-current liabilities (3)	-	-	-	39,812	39,812
Non-current liabilities					44,046
Current trade payables	6,788	4,226	826	(2,825)	9,015
Current employee benefits	293	1,044	269	-	1,606
Current provisions	225	1,480	111	-	1,816
Other current liabilities	911	1,169	149	(119)	2,110
Deferred income	1,589	1,464	164	(40)	3,177
Non-segment current liabilities (3)	-	-	-	9,763	9,763
Current liabilities					27,487
TOTAL EQUITY AND LIABILITIES					103,171
- o/w segment liabilities	10,696	12,542	1,704	(2,984)	21,958
- o/w non-segment liabilities	-	-	-	81,213	81,213

(1)   Goodwill on TP Group is included in the Home segment.

(2)   Includes the Orange trademark for 4,201 million euros.

(3)   Mainly assets and liabilities comprising net financial debt and deferred taxes.

(4)   Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 450 million euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-31

3.1.3     Main operating indicators per segment for the year ended December 31, 2005:

Income statement for the year ended December 31, 2005:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	23,535	22,534	7,785	(5,772)	48,082
- external	22,576	18,075	7,431	-	48,082
- inter-segment	959	4,459	354	(5,772)	-
External purchases	(12,885)	(8,183)	(4,622)	5,767	(19,923)
Other operating incomes	88	462	71	(211)	410
Other operating expenses	(871) (1)	(1,401) (2)	(91)	211	(2,152)
Labour expenses: - Wages and employee benefit expenses	(1,396)	(5,874)	(1,194)	-	(8,464)
Gross operating margin	8,471	7,538	1,949	(5)	17,953
- Employee profit-sharing	(75)	(253)	(21)	-	(349)
- Share-based compensation	(45)	(92)	(21)	-	(158)
Depreciation and amortization	(3,456)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	-	(11)	-	-	(11)
Impairment of non-current assets	(363)	(14)	(191)	-	(568)
Gains (losses) on disposals of assets	-	-	-	1,089	1,089
Restructuring costs	(1)	(380)	(73)	-	(454)
Share of profits (losses) of associates	(15)	35	-	-	20
Operating income					10,498
- Allocated by segment	4,536	3,707	1,166	-	9,409
- Non-allocable				1,089	1,089
Interest expenses, net	-	-	-	(3,058)	(3,058)
Foreign exchange gains (losses)	-	-	-	(147)	(147)
Discounting expense	-	-	-	(162)	(162)
Income tax	-	-	-	(1,419)	(1,419)
Consolidated net income after tax of continuing operations					5,712
Consolidated net income after tax of discontinued operations					648
Consolidated net income after tax					6,360
Non-cash income and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	-	(6,428)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	3,130	2,537	370	(4)	6,033
- telecommunications licenses	97	-	-	-	97
- financed through finance leases	2	-	1	-	3
TOTAL INVESTMENTS	3,229	2,537	371	(4)	6,133

(1)   Includes (256) million euros in respect of the fine imposed by the Competition Council (Conseil de la Concurrence) (see Note 6).

(2)   Includes a 199 million euros reversal of the provision for FTM Liban (see Note 6).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-32

3.2     Analysis by Geographic Segment

3.2.1     Revenue contribution

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
France	27,856	27,454	27,572
United Kingdom	6,706	6,464	6,436
Poland	4,787	4,755	4,544
Spain	3,911	3,835	1,203
Rest of Europe	5,479	5,468	5,157
Rest of the world	4,220	3,726	3,170
GROUP TOTAL	52,959	51,702	48,082

3.2.2

Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
France	3,273	3,519
United Kingdom	549	555
Poland	963	770
Spain	627	688
Rest of Europe	719	791
Rest of the world	977	729
GROUP TOTAL	7,108	7,052

3.2.3     Property, plant and equipment and intangible assets, net (excluding goodwill)

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
France	15,520	15,711
United Kingdom	11,484	13,018
Poland	7,049	6,802
Spain	4,862	5,200
Rest of Europe	2,773	3,561
Rest of the world	2,819	2,643
GROUP TOTAL	44,507	46,935

Back to Contents

2007 form 20-F / FRANCE TELECOM F-33

NOTE 4	Main Acquisitions and disposals of Companies and Changes in Scope of Consolidation

Year ended December 31, 2007

Main Acquisitions

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya, the historical Kenyan telecoms operator, for a total consideration of 270 million euros. Telkom Kenya, which has 280,000 fixed-line customers, will be granted a new mobile license.

Due to the time required for Telkom Kenya to prepare its financial statements, coupled with the fact that the consortium only recently acquired control, it was not possible for Telkom Kenya’s financial statements to be finalized within a timeframe compatible with that of France Telecom. Accordingly, the investment in Telkom Kenya is presented under “Non-consolidated investments” at December 31, 2007 (see Note 16).

Ya.com

On July 31, 2007, France Telecom acquired the entire share capital of T-Online Telecommunications Spain (now called FT España ISP) from Deutsche Telekom for a total cash consideration of 150 million euros. FT España ISP is Spain’s third broadband operator and trades under the name Ya.com.

Goodwill relating to this transaction amounted to 125 million euros, after recognizing 76 million euros of identified assets acquired and liabilities assumed, mainly subscriber bases (see Note 12). Taking account of the intercompany loans acquired from the former shareholder and the cash acquired, the net cash out is was 319 million euros.

Orange Moldova

On July 2, 2007, France Telecom acquired indirectly, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%. Goodwill relating to this transaction amounts to 85 million euros.

VOXmobile

On July 2, 2007, Mobistar, which is 50.17% owned by France Telecom, acquired 90% of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. After analysis of the agreements between the parties regarding the remaining 10% interests, France Telecom is deemed to have acquired 100% of VOXmobile’s interests. Goodwill relating to the transaction amounts to 71 million euros, after recognizing 11 million euros of identified assets acquired and liabilities assumed.

Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris S.A., for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of software, development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5% stake of Groupe Silicomp for 43 million euros. At December 31, 2007, France Telecom owned 96.1% of the shares. Goodwill relating to the transaction amounted to 70 million euros, after recognizing identified assets acquired and liabilities assumed. Taking account of the cash acquired, the net cash out of the acquisition amounts to 96 million euros.

Main Disposals

Sale of Orange’s Dutch mobile and Internet businesses

On October 1, 2007, France Telecom sold its Dutch mobile and Internet subsidiaries to Deutsche Telekom for a total of 1,317 million euros, net of disposal costs. The net gain on disposal before tax was 299 million euros (see Note 8). Taking account of the cash sold, the net proceeds amounted to 1,306 million euros.

Sale of the shareholding in Bluebirds

Pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all its interests in Bluebirds in May 2007. The net gain on disposal before tax was 104 million euros (see Notes 8 and 15).

Other changes in the scope of consolidation

One

On October 2, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom acquired the entire share capital of One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its 17.5% interest in One GmbH and the reimbursement of its shareholder’s loan will be partially reinvested in order to obtain an indirect 35% stake in One GmbH.

The proceeds of this transaction amounted to 36 million euros, net of costs (see Notes 8 and 15). The transaction had a net positive effect of 82 million euros on cash flow.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-34

Increase of ownership interest in TP Group

During 2007, TP S.A. purchased 2% of its own shares for a total of 185 million euros. France Telecom’s ownership interest in TP S.A. therefore rose from 47.5% to 48.6% (see Note 36). Goodwill relating to this transaction amounted to 37 million euros.

Year ended December 31, 2006

Main Acquisitions

Acquisition of Groupe Diwan shares

In July 2006, France Telecom Group acquired a controlling block of approximately 72% of the capital of Groupe Diwan for a cash consideration of 28.2 million euros. Groupe Diwan, an integration company specializing in systems, networks and telecoms infrastructure management and security, is listed on Alternext stock exchange. In accordance with Alternext rules and the General Regulation of the French stock market regulatory authority (Autorité des Marchés Financiers - AMF), France Telecom Group made a standing market offer (garantie de cours) to Groupe Diwan shareholders at a price per share equal to the price paid by the Group for the controlling block. Subsequently France Telecom Group made a buyout offer for the remaining shares. Pursuant to these transactions, which took place in November and December 2006, France Telecom Group acquired an additional interest of 27.51% for 11 million euros and owns 99.51% of Groupe Diwan. The company has since been delisted.

Goodwill relating to this transaction amounted to 47 million euros.

Acquisition of an additional interest in Jordan Telecommunications Company (JTC)

On April 4, 2006, France Telecom acquired an additional 12% interest in Jitco from Arab Bank for a cash consideration of 60 million euros. Pursuant to this transaction, France Telecom owns 100% of Jitco, holding company of Jordan Telecommunications Company (JTC), the historical telecoms operator in Jordan. Goodwill relating to this transaction amounted to 20 million euros.

On July 5 and November 30, 2006, France Telecom successively acquired 10% and then 1% less one share of JTC, company consolidated using the proportionate consolidation, from the Jordanian government for a cash consideration of 145 million euros. Pursuant to these transactions, France Telecom owns 51% less one share of JTC. By virtue of amendments made to the shareholders’ agreement with the Jordanian government, France Telecom controls and therefore fully consolidates JTC from July 5, 2006. Goodwill relating to these two transactions amounted to 85 million euros.

Remeasurement of the assets and liabilities of JTC led to the recognition of trademarks for 14 million euros, licenses for 8 million euros, subscriber bases for 169 million euros and related deferred tax liabilities for 48 million euros (see Note 13).

Including the minority interests, these transactions had a positive effect on equity of 280 million euros, of which 59 million euros on equity attributable to equity holders of France Telecom S.A.

The change in the consolidation method for Jordan Telecommunications Company resulted in an increase in net cash of 137 million euros.

Acquisition of an additional interest in Amena and effects of the merger between the Spanish entities

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

On July 31, 2006, in accordance with the undertakings made in November 2005, FT España, FTOT and Amena merged into FT España. The minority shareholders of FTOT and Amena received shares in FT España in exchange for their interests. After the merger, France Telecom’s ownership interest in FT España is 79.29%. As IASs/IFRSs do not specifically address this type of transaction with minority shareholders nor the resulting decrease in ownership interest, France Telecom applied the accounting treatment described in Note 2.3.2. The merger was treated as an acquisition of the minority interests in FTOT and Amena followed by the disposal of 20.71% of FT España. Goodwill arising on the acquisition of the minority interests in FTOT and Amena amounted to 1,126 million euros. The disposal of 20.71% of FT España resulted in a gain of 129 million euros. Due to the preemption right and call option held by France Telecom over these minority interests, the gain was deferred and recorded in “Other non-current liabilities” at December 31, 2006 (see Note 29).

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

Back to Contents

2007 form 20-F / FRANCE TELECOM F-35

Main Disposals

Disposal of France Telecom Mobile Satellite Communications (FTMSC)

On October 31, 2006, France Telecom sold its entire shareholding in FTMSC to Apax Partners France for an amount of 52 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax amounted to 10 million euros.

Disposal of PagesJaunes Group

On October 11, 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd. (KKR) for an amount of 3,287 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax amounted to 2,983 million euros. After the repayment of intercompany loans and affets of the cash sold, the net proceeds amounted to 2,697 million euros.

PagesJaunes Group is presented in the financial statements as a discontinued operation. The net result of the operations of PagesJaunes and net gains on disposal are reported under net income of discontinued operations.

The main aggregates comprising net income of discontinued operations for the periods ended December 31, 2005 and 2006 are as follows:

(in millions of euros) (1)	Year ended
	December 31, 2006	December 31, 2005
Revenues	822	1,061
Operating income	339	400
Finance costs, net	11	11
Income tax	(122)	(149)
Net income generated by PagesJaunes	228	262
Gain on disposal of PagesJaunes, before tax	2,983	386
Tax	-	-
Gain on disposal of PagesJaunes, after tax	2,983	386
Net income of discontinued operations	3,211	648
(1) Corresponds to the net result of the operations of PagesJaunes until the disposal date.

Net cash flows relating to PagesJaunes for the year ended December 31, 2006 are as follows:

(in millions of euros)	Year ended
	December 31, 2006	December 31, 2005
Net cash provided by operating activities	275	264
Net cash provided by or used in investing activities (1)	2	1
Net cash used in financing activities	(280)	(254)
(1) Including investments in property, plant & equipment and intangible assets: 24 million euros in 2006 and 12 million euros in 2005 (see Notes 13 and 14).

Disposal of Ypso shares

In January 2006, France Telecom disposed of its 20% shareholding in Ypso, a cable network operator, for 44 million euros. The gain on disposal before tax amounted to 84 million euros.

Year ended December 31, 2005

Main Acquisitions

Increased stake in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko (representing 12,197,012 shares) for a total cash consideration of USD 628 million (502 million euros). This transaction raised the Group’s total stake in the company from 63.9% to 100%. Goodwill relating to this transaction amounted to 375 million euros. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 for an amount of 500 million euros. On November 9, 2005, this liability was reversed to reflect the cash paid out.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM F-36

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

Back to Contents

2007 form 20-F / FRANCE TELECOM F-37

Amena Price guarantee

See note 32.

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

Sonatel

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel was fully consolidated with effect from July 1, 2005. France Telecom’s interest in Sonatel was previously consolidated according to the proportional method. The remeasurement of the assets and liabilities of Sonatel and its subsidiaries led to the recognition of 288 million euros in existing subscriber bases in France Telecom’s consolidated financial statements, and the corresponding deferred tax liability of 79 million euros, which had a net impact on equity of 209 million euros. After taking account of minority interests, full consolidation of Sonatel had a positive impact on equity of 469 million euros, including 83 million euros on equity attributable to equity holders of the Group.

Tele Invest II

On January 17, 2005, France Telecom acquired 3.57% of the shares of TP SA, which were previously held by Tele Invest II. The price paid by France Telecom to Tele Invest II was 351 million euros, enabling Tele Invest to fully pay down its 349 million euros debt. Tele Invest II shares were deconsolidated following this operation.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-38

Main Disposals

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

Delivery of STMicroelectronics shares

On August 6, 2002, France Telecom issued bonds exchangeable for STMicroelectronics NV (“STM”) shares. In August 2005, France Telecom redeemed all of the remaining bonds in circulation on August 6, 2005 (the maturity date) by delivering STM shares on the basis of 1.25 STM share per bond, in accordance with the conditions attached to the bonds. At December 31, 2005, the net gain on disposal before tax related to this transaction amounted to 162 million euros (see Notes 8 and 31). France Telecom no longer holds any STM shares.

Sale of Mobilcom shares

On May 2, 2005, France Telecom announced the sale of its 27.3% interest in Mobilcom AG to Texas Pacific Group (TPG), a US investment fund, for a total consideration of 265 million euros. France Telecom continues to own 1% of MobilCom. At December 31, 2005, the net gain on disposal before tax related to this transaction was 265 million euros (see Note 8).

Sale of cable activities

Further to their announcement of December 22, 2004, France Telecom, the Canal+ group and TDF sold their cable network activities to the Ypso consortium, controlled by the fund manager Cinven and 10%-owned by cable operator Altice, on March 31, 2005. At December 31, 2005, the net gain before tax related to this transaction amounted to 18 million euros (see Note 4).

Within the scope of this transaction, France Telecom sold to the Ypso group its France Telecom Câble subsidiary, as well as the cable networks that it owned and that were operated by France Telecom Câble or NC Numéricâble, a subsidiary of the Canal+ group. The total consideration for the sale amounted to 348 million euros. France Telecom and the Canal+ group each hold 20% of Ypso, representing an immaterial amount. France Telecom’s interest in Ypso was subject to put and call options. The operation is shown on the consolidated statement of cash flows net of a shareholder’s loan amounting to 37 million euros granted by France Telecom to Ypso Holding. This shareholder’s loan was paid down in full in December 2005 when Ypso arranged refinancing, enabling France Telecom to cash in 76 million euros. In January 2006, France Telecom sold its interest in Ypso and consequently, all options were cancelled.

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

Sale of Tower Participations

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of 400 million euros. At December 31, 2005, the net gain on disposal before tax related to this transaction was 377 million euros (see Notes 8 and 32).

Sale of Intelsat

On January 28, 2005, Intelsat announced its merger with Zeus Holding. Pursuant to this transaction, France Telecom sold the entirety of its stake in Intelsat (5.4%) for a consideration of USD 164 million. The net gain on disposal before tax related to this transaction was 51 million euros (see Note 8).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-39

NOTE 5	Revenues

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Personal Communication Services (a)	29,119	27,745	23,535
France	9,998	9,882	9,773
United Kingdom	6,217	5,874	5,832
Spain	3,404	3,353	536
Poland	2,133	1,934	1,598
Other	7,550	6,920	5,991
Intra-segment eliminations	(183)	(218)	(195)
Home Communication Services (b)	22,671	22,487	22,534
France	17,957	17,657	17,718
Poland	2,886	3,048	3,141
Other	2,100	2,005	1,837
Intra-segment eliminations	(272)	(223)	(162)
Enterprise Communication Services (c)	7,721	7,652	7,785
Business network legacy	3,648	4,063	4,726
Advanced business network	1,964	1,879	1,702
Extended business services	1,139	836	747
Other business services	970	874	610
Inter-segment eliminations (d)	(6,552)	(6,182)	(5,772)
TOTAL (A) + (B) + (C) + (D)	52,959	51,702	48,082

France Telecom generates substantially all of its revenues from services.

NOTE 6	Operating Income and Expense

6.1     Labour Expenses

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Average number of employees (1) (full time equivalents) (unaudited)	183,799	189,028	191,775
Wages and employee benefit expenses	(8,767)	(8,592)	(8,464)
o/w- Wages and salaries	(6,518)	(6,460)	(6,385)
- Social security charges	(2,170)	(2,157)	(2,120)
- Capitalized labour expenses (2)	575	547	543
- Other labour expenses (3)	(654)	(522)	(502)
Employee profit sharing	(359)	(346)	(349)
Share-based compensation (4)	(279)	(30)	(158)
o/w- Free Share Award plan	(149)	-	-
- Employee Shareholding Plan	(107)	-	(106)
- Stock option plans	(23)	(30)	(52)
TOTAL LABOUR EXPENSES	(9,405)	(8,968)	(8,971)

(1)   Of whom approximately 38.2% are French civil servants at December 31, 2007.

(2)   Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.

(3)   Other labour expenses comprise other short-term allowances and benefits and payroll taxes.

(4)   See Note 27.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-40

6.2     External Purchases

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

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Commercial expenses (1)	(8,082)	(7,780)	(6,442)
Service fees and inter-operator costs	(7,895)	(8,053)	(7,440)
Other external purchases	(7,179)	(6,976)	(6,041)
TOTAL EXTERNAL PURCHASES	(23,156)	(22,809)	(19,923)

(1)   Advertising, promotional, sponsoring and rebranding costs amounted to (1,258) million euros at December 31, 2007, (1,305) million euros at December 31, 2006, and (1,170) million euros at December 31, 2005.

6.3     Other Operating Income

Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service, income relating to damage to lines, and penalties and reimbursements received.

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
TOTAL OTHER OPERATING INCOME	440	473	410

6.4     Other Operating Expense

Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents, and universal service expenses.

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Taxes other than income tax (1)	(1,663)	(1,586)	(1,317)
Impairment and losses on trade receivables (2)	(382)	(316)	(332)
Other expenses and changes in provisions (3)	(315)	(333)	(503)
TOTAL OTHER OPERATING EXPENSE	(2,360)	(2,235)	(2,152)

(1)   Including business tax for an amount of (972) million euros at December 31, 2007, (1,047) million euros at December 31, 2006 and (1,022) million euros at December 31, 2005.

(2)   Including (379) million euros of trade receivables written off at December 31, 2007, (466) million euros at December 31, 2006 and (497) million euros at December 31, 2005.

(3)   In 2006, this item included a 129 million euro reversal of provisions for post-employment benefits (see Notes 3 and 26). Before the transfer of responsibility for social welfare and cultural benefits to France Telecom’s Works Council, some post-employments benefits were managed directly by the company and had been provisioned in accordance with IAS 19. France Telecom believes that the transfer has extinguished its legal and constructive obligations in respect of these benefits and in the second half of 2006 therefore reversed the 129 million euro provision previously taken. In 2005, it included the (256) million euro fine imposed by the Competition Council (Conseil de la Concurrence) and a 199 million euro reversal of the FTM Liban provision (see Notes 3 and 33).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-41

NOTE 7	Impairment

Impairment tests are carried out annually, or when indicators show that assets may be impaired. This note describes the impairment tests carried out for 2005, 2006 and 2007.

7.1     Definition of CGUs and Groups of CGUs

Definition of Cash-Generating Units (CGUs)

At December 31, 2007, the France Telecom Group had 37 main CGUs, generally corresponding to an operation in a particular country. The CGUs break down as follows by primary business segment:

	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Personal Communication Services (1)	24	21	21
Home Communication Services (2)	10	10	10
Enterprise Communication Services (3)	3	2	4
TOTAL	37	33	35

(1)   In 2007, mainly the sale of the Dutch businesses, the acquisition of VOXmobile in Luxembourg and the launch of mobile activities in Africa.

(2)   In 2007, the sale of the Dutch businesses and acquisition of FT España ISP (Ya.com).

(3)   The new CGU in the Enterprise Communication Services sector corresponds to the acquisition in 2007 of Groupe Silicomp. At December 31, 2006, three CGUs were merged following the absorption of Transpac’s activities and the integration of Equant’s activities within France Telecom’s Enterprise business. The second CGU in the Enterprise segment corresponds to the activities of the Globecast sub-group.

Level of Goodwill Impairment testing at December 31, 2007

In accordance with the accounting policies described in Note 2.3.8, the main groups of CGUs used by France Telecom are the two CGUs representing the fixed-line and mobile businesses in Poland, the two CGUs representing the fixed-line and mobile businesses in Senegal, the two CGUs representing the fixed-line and mobile business in Jordan and the two CGUs representing the fixed-line and mobile businesses in Mauritius.

Other items of goodwill are tested at the level of each CGU, which is generally either the fixed-line or mobile business in each country. Due to its recent acquisition, FT España ISP (Ya.com) has been tested separately from France Telecom’s other fixed-line activities in Spain.

At December 31, 2007, the main items of goodwill and intangible assets with an indefinite useful life included in the net book values of the CGUs or groups of CGUs tested were:

(in millions of euros)	Goodwill (net book value)	Intangible assets with an indefinite useful life (1)
Personal - France	12,873	-
Personal - Spain	4,657	-
Personal - Romania	1,806	-
Personal - UK	1,538	-
Personal - Belgium	934	-
Personal - Slovakia	723	-
Personal - Switzerland	603	-
Home - France	2,142	-
Home - UK	298	-
Home - Spain	249	-
Poland (Personal and Home)	3,003	222
ECS	400	-
Other	2,163	3,868
TOTAL	31,389	4,090
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP trademarks recognized in the France Telecom Group’s consolidated balance sheet (see Note 13).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-42

7.2     Key Assumptions used to determine Recoverable Amounts of the main CGUs and Groups of CGUs

Basis for calculating recoverable amounts

See Note 2.3.8.

Key Assumptions used to determine Recoverable Amounts

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar in nature. They include:

▪

market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and Internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

▪

the level of investment spends, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

Other assumptions which influence the estimation of recoverable amounts are:

At December 31, 2007:

Main CGUs and groups of CGUs	Personal – France	Personal – UK	Personal – Spain	Home – France	ECS excluding Globecast	Poland – Home and Personal
Basis of recoverable amount	Fair value	Fair value	Value in use	Fair value	Value in use	Value in use
Source used	5-year plans Discounted cash flow	Plan EBITDA multiples	5-year plans Discounted cash flow	5-year plans Discounted cash flow	5-year plans Discounted cash flow	5-year plans Discounted cash flow
Growth rate to perpetuity	1.0%	n/a	2.0%	0.0%	0.0%	0.0% – 3.0%
Post-tax discount rate (1)	7.7%	n/a	8.25%	7.7%	8.50%	11.0%

(1)   The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Personal - Spain: 10.7%; Enterprise excluding Globecast: 14.0%; Home - Poland: 13.5%; Personal - Poland: 13.1%.

At December 31, 2006:

Main CGUs and groups of CGUs	Personal – France	Personal – UK	Personal – Spain	Home – France	ECS excluding Globecast	Poland – Home and Personal
Basis of recoverable amount	Fair value	Value in use	Value in use	Fair value	Fair value	Value in use
Source used	5-year plans Discounted cash flow	5-year plans Discounted cash flow	5-year plans Discounted cash flow	Plan EBITDA multiples	Plan EBITDA multiples	5-year plans Discounted cash flow
Growth rate to perpetuity	1.0%	2.0%	2.0%	N/A	N/A	0.0% – 3.0%
Post-tax discount rate (1)	8.5%	9.0%	8.5%	N/A	N/A	11.3%

(1)   The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Personal - United Kingdom: 11.7%; Personal - Spain: 11.3%; Home - Poland: 11.7%; Personal - Poland: 11.6%.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-43

At December 31, 2005:

Main CGUs and groups of CGUs (1)	Personal – France	Personal – UK	Home – France	Other Enterprise and Equant	Poland – Home and Personal
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	5-year plans Discounted cash flow	5-year plans Discounted cash flow	5-year plans Discounted cash flow	5-year plans Discounted cash flow	5-year plans Discounted cash flow
Growth rate to perpetuity	3.0%	3.0%	0.0%	(1.0%)	(1.0%) – 3.0%
Post-tax discount rate (2)	8.5%	8.5%	8.0%	9.0% – 10.5%	9.5% – 10.5%

(1)   Personal Spain (Amena): on account of the date of the transaction (November 8, 2005), the company’s fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded on Personal Spain’s assets, except as regards the Amena trademark (see Note 7.3).

(2)   The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Personal - France: 11.5%; Personal - United Kingdom: 10.6%; Home – France: 12.4%; Other – Enterprise: 15.4%; Equant: 12.0%; Home - Poland: 11.8%; Personal - Poland: 12.4%.

Sensitivity of Recoverable Amounts

At December 31, 2007, among the main CGUs or groups of CGUs listed above:

▪

for Personal - France, Home - France and Enterprise excluding Globecast, the Group considers it improbable that there will be a change in valuation parameters that would bring the recoverable amount into line with the book value;

▪

for Personal - UK, a decrease of a quarter of EBITDA multiples would bring the value in use into line with the book value;

▪

for Personal - Spain, a 1.7 point increase in the discount rate assumption or a 2.2 point decrease in the growth rate to perpetuity assumption would bring the value in use in line with the book value;

▪

for Personal and Home - Poland, a 0.6 point increase in the discount rate assumption or a 0.8 point decrease in the growth rate to perpetuity assumption would bring the value in use into line with the book value.

7.3     Impairment, Net of Reversals

(in millions of euros)	Year ended
	December 31, 2007			December 31, 2006			December 31, 2005
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
Personal - UK				(2,350) (1)
Personal – Netherlands				(175) (1)
Poland (Personal and Home)				(275) (2)	(21)		(11)	6
Amena trademark									(345) (3) (4)
Equant trademark									(191) (3)
Other	(26)	(77)	(30)		(70)	(14)		(38)
TOTAL	(26)	(77)	(30)	(2,800)	(91)	(14)	(11)	(32)	(536)

(1)   Until June 30, 2006, goodwill on the Personal operations which formed part of the sub-group headed by Orange S.A. in 2000, were tested at the level of that group. Within the Personal operations, return on investment is now monitored on a country basis, which has changed the level at which goodwill is tested for impairment. In accordance with the principles set out in Note 2.3.8, the goodwill on the former Orange sub-group has been reallocated to each of the constituent CGUs. The allocation was made in proportion to the fair values of each CGU as of November 30, 2006, the date on which the impairment test was carried out.   The allocation of goodwill on the former Orange sub-group has significantly increased the net book value of the assets of Personal Communication Services in the United Kingdom, which led to the recognition of a (2,350) million euros impairment loss in 2006. The impairment loss booked against the Personal - Netherlands CGU stems from the same source.

(2)   For Poland, the impairment loss booked in 2006 was based on the business plan prepared by the company’s management and stems from an increase in the discount rate to 11.3% (against 9.5% for Home and 10.5% for Personal previously), to take account of the uncertainty generated by the local regulatory environment. Long-term growth rates remain unchanged (0% for Home and 3% for Personal).

(3)   Impairment losses on Amena and Equant trademark following the decision under the NexT program to replace them with Orange trademark.

(4)   The impairment loss taken on the Amena trademark results from: (i) the value of the assets from the standpoint of a market player at the time of the acquisition, without taking into account the intentions of the acquirer; and (ii) mechanisms that factor into the valuation the economic outlook regarding the use of this asset by the owner.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-44

NOTE 8	Gains and Losses on Disposals of Assets

The main disposals are set out in Note 4.

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Tower Participations (see below)	307	-	377
Orange’s Dutch mobile and Internet businesses	299	-	-
Bluebirds - Eutelsat	104	-	74
One	36	-	-
Cable activities	-	84	18
Exchange of Sonaecom shares	-	25	113
Sale of Mobilcom shares	-	-	265
STMicroelectronics	-	-	162
Sale of Intelsat	-	-	51
Other (1)	23	(12)	29
TOTAL	769	97	1,089
(1) Includes impairment losses on securities and receivables relating to non-consolidated companies and sales of tangible and intangible fixed assests.

Tower Participations (TDF)

In January 2007, France Telecom’s former co-shareholders in Tower Participations sold their shareholding in this company. In accordance with the terms of the agreement to share net capital gains entered into in 2002 at the time of the disposal of TDF to Tower Participations and amended in 2005 (see Note 4) when France Telecom sold its shareholding, France Telecom received an additional consideration of 254 million euros. In addition, the gain that was deferred in 2005 in the amount of 53 million euros due to the risk of a repayment pursuant to the agreement has been recognized in 2007.

NOTE 9	Restructuring Costs

Restructuring costs, net of restructuring provision reversals, break down as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Public service secondment costs	(66)	(47)	(52)
Early retirement plan (1)	19	(280)	(182)
Contributions to the Works’ Committee in respect of early retirement plans	-	(13)	(83)
Other restructuring costs (2)	(161)	(227)	(137)
TOTAL	(208)	(567)	(454)
(1) Impact of revising the discount rate.(2) See Note 28.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-45

NOTE 10	Finance Costs, Net

(in millions of euros)	Year ended December 31, 2007
	Finance costs, net				Operating income		Equity
	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expense		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(6)	-		-	-	(38)
Loans and receivables	48	(445)	-		(28)	(286) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	257	-	-		-	-	-
Liabilities at amortized cost (1)	(2,766)	1,177	(64) (2)		29	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(32) (3)		-	-	-
Derivatives	31	(730)	-		(7)	-	319
TOTAL	(2,425)	(4)	(96)	(2,525)	(6)	(288)	281
Discounting expense				(125)
FINANCE COSTS, NET				(2,650)

(1)   Including the change in fair value of hedged liabilities.

(2)   Redemptions of perpetual bonds redeemable for shares (TDIRA) for (64) million euros.

(3)   Change in fair value of the commitment to buy out the minority interests in Orange Madagascar for (32) million euros.

(4)   Mainly receivables written off for (379) million euros and sundry interests on receivables for 96 million euros.

At December 31, 2007, net finance costs includes financial income for 304 million euros, from which 196 million euros generated by France Telecom S.A.

(in millions of euros)	Year ended December 31, 2006
	Finance costs, net				Operating income		Equity
	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expense		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(8)	-		-	-	(5)
Loans and receivables	76	127	-		3	(232) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	99	-	-		-	-	-
Liabilities at amortized cost (1)	(2,773)	678	(296) (2)		(4)	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(6)		-	-	-
Derivatives	(32)	(771)	(228) (3)		3	-	104
TOTAL	(2,625)	26	(530)	(3,129)	2	(232)	99
Discounting expense				(122)
FINANCE COSTS, NET				(3,251)

(1)   Including the change in fair value of hedged liabilities.

(2)   Mainly the change in fair value of a bond issue for (189) million euros and the redemption of perpetual bonds redeemable for shares (TDIRA) for (103) million euros.

(3)   Mainly the change in fair value of the price guarantee given to the minority shareholders of FT España for (258) million euros (see Notes 20 and 32).

(4)   Mainly receivables written off for (466) million euros, net provision reversals for 150 million euros and sundry interests on receivables for 84 million euros.

At December 31, 2006, net finance costs included financial income for 164 million euros, from which 51 million euros generated by France Telecom S.A.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-46

(in millions of euros)	Year ended December 31, 2005
	Finance costs, net				Operating income		Equity
	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expense		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	26	-	-		-	-	(2)
Loans and receivables	73	10	-		12	(238) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	113	-	-		-	-	-
Liabilities at amortized cost (1)	(2,957)	(1,085)	(182) (2)		(3)	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	-		-	-	-
Derivatives	(131)	928	-		(0)	-	(41)
TOTAL	(2,876)	(147)	(182)	(3,205)	9	(240)	(43)
Discounting expense				(162)
FINANCE COSTS, NET				(3,367)

(1)   Including the change in fair value of hedged liabilities.

(2)   Mainly the impact of consolidating the France Telecom S.A. carry-back receivable for an amount of (147) million euros (see Note 31).(3)   Mainly receivables written off for (497) million euros, net provision reversals for 165 million euros and sundry interests on receivables for 94 million euros.

At December 31, 2005, net finance costs included financial income for 193 million euros, from which 41 million euros generated by France Telecom S.A.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-47

NOTE 11	Income Tax

11.1     France Telecom Group Tax Proof

Income tax for 2007 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2007. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2007 and thereafter.

The reconciliation between effective income tax expense on continuing operations and the theoretical tax calculated based on the French statutory tax rate is as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Net income of continuing operations before tax	8,149	3,737	7,131
Impairment of goodwill	26	2,800	11
Net income of continuing operations before tax and impairment of goodwill	8,175	6,537	7,142
Statutory income tax rate	34.43%	34.43%	34.93%
Theoretical tax	(2,815)	(2,250)	(2,494)
Share of profits (losses) of associates	1	8	7
Recognition of share-based compensation	(30)	(12)	(69)
Recognition (derecognition) of tax losses	809	136	614
Difference in tax rates	283	233	147
Change in local tax rate	84	(271)	-
Capital gains and losses of equity investments not taxable at the statutory tax rate	283	14	351
Price guarantee granted to the minority shareholders of FT España (see Note 32)	-	(89)	-
Other	55	51	25
EFFECTIVE TAX	(1,330)	(2,180)	(1,419)

11.2     Income Tax Benefit/(Charge)

The income tax split between the tax groups and the other subsidiaries is as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
France tax group	(499)	(1,280)	(1,245)
- Current taxes	3	(22)	0
- Deferred taxes	(502)	(1,258)	(1,245)
UK tax group	110	74	33
- Current taxes	(3)	37	(2)
- Deferred taxes	113	37	35
Spain	(494)	(327)	131
- Current taxes	22	(3)	0
- Deferred taxes	(516)	(324)	131
TP Group	(147)	(102)	(94)
- Current taxes	(174)	(156)	(163)
- Deferred taxes	27	54	69
Other subsidiaries	(300)	(545)	(244)
- Current taxes	(457)	(447)	(374)
- Deferred taxes	157	(98)	130
INCOME TAX	(1,330)	(2,180)	(1,419)
- Current taxes	(609)	(591)	(539)
- Deferred taxes	(721)	(1,589)	(880)

Back to Contents

2007 form 20-F / FRANCE TELECOM F-48

At each period end, France Telecom reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

▪

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

▪

entities have not yet begun to use the tax loss carryforwards;

▪

entities do not expect to use the losses within the timeframe allowed by tax regulations;

▪

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

France Tax Group

The deferred tax charge in 2007 for the France tax group mainly consists of:

▪

use of tax loss carryforwards amounting to (2,172) million euros;

▪

recognition of deferred tax assets over the period amounting to 1,573 million euros due to a reassessment of their recoverability.

In 2006, the deferred tax change for the France tax group also included the use of tax loss carryforwards for an amount of (1,465) million euros and, to a lesser extent, a reassessment of the recoverability horizon for an amount of 416 million euros. In 2005, the deferred tax charge for the France tax group also included the use of tax loss carryforwards and, to a lesser extent, impacts related to the recoverability horizon.

France Telecom and its main French subsidiaries were subject to audit by the French tax authorities for the financial years 2000 to 2004 inclusive, except for the entities of the former Orange tax group, which were subject to audit for the financial years 2002 to 2003 inclusive.

These audits have been completed and the tax adjustments which were accepted did not have a material impact on France Telecom’s 2007 financial statements. As regards the tax adjustments which were contested, the companies concerned have made their comments and are awaiting a final decision by the tax authorities.

At the end of the year, the French tax authorities began a new audit on Orange France SA for the financial years 2004 and 2005.

UK Tax Group

The change of income tax rate in the United Kingdom led to an 84 million euros increase in deferred tax income of the period.

Spain

At December 31, 2007, a deferred tax expense of (516) million euros was recognized following a reassessment of the recoverability horizon. At December 31, 2006, the tax charge mainly comprised the effect of a decrease in the corporate income tax rate for (271) million euros.

Members of the former Auna tax group were subject to audit by the tax authorities for the financial years 2000 to 2002. The audit was completed in 2007 with no adverse financial impact for FT España.

In 2005, the tax benefit mainly stemmed from the tax effect abandoning the Amena brand (121 million euros).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-49

11.3     Balance Sheet Tax Position

(in millions of euros)	Year ended
	December 31, 2007			December 31, 2006
	Assets	Liabilities	Net	Net
France tax group
- Current taxes	51	23	28	161 (1)
- Deferred taxes	6,100	-	6,100	6,667
UK tax group
- Current taxes	-	8	(8)	27
- Deferred taxes	-	1,322	(1,322)	(1,567)
Spain
- Current taxes	-	-	-	1
- Deferred taxes	953	-	953	1,468
TP Group
- Current taxes	14	4	10	(119)
- Deferred taxes	28	-	28	4
Other subsidiaries
- Current taxes	46	296	(250)	(289)
- Deferred taxes	192	118	74	(71)
NET BALANCE SHEET INCOME TAX
- Current taxes	111	331	(220)	(219)
- Deferred taxes	7,273	1,440	5,833	6,501
(1) Including 139 million euros in respect of the 2001 carryback which matures in 2007.

The balance sheet tax position by class of temporary difference breaks down as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
	Net	Net
Provisions for early retirement plans	618	887
Property, plant and equipment and intangible assets (1)	(881)	(1,229)
Tax loss carryforwards	5,408	6,347
Other differences	688	496
NET DEFERRED TAXES - FRANCE TELECOM GROUP	5,833	6,501
(1) In 2006, following the merger of FT España, FTOT and Amena, certain assets recognized upon allocation of the Amena purchase cost became partially tax deductible.

At December 31, 2007, unrecognized deferred tax assets for France Telecom Group amounted to 4.8 billion euros (6.4 billion euros in 2006), including 1.6 billion euros in France and 1.5 billion euros in Spain. The remaining balance of 1.7 billion euros mainly comprises tax loss carryforwards in other jurisdictions, which have not been recognized in the consolidated financial statements as it is not probable that future taxable profit will be available in a foreseeable future to offset them.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-50

11.4     Changes in Group Net Deferred Taxes

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Opening balance (balance sheet asset position)	6,501	7,300
Changes in the scope of consolidation (1)	(11)	(60)
Recognition in net income of continuing operations	(721)	(1,589)
Recognition in net income of discontinued operations	0	(9)
Recognition in equity	(106)	(13)
Translation adjustments and other items (2)	170	872
CLOSING BALANCE (BALANCE SHEET ASSET POSITION)	5,833	6,501

(1)   In 2006, this item included (48) million euros in respect of the Jordanian companies, corresponding to the effect of remeasuring assets and liabilities following the change in consolidation method.

(2)   In 2006, this item included the derecognition of a deferred tax liability for an amount of 893 million euros by offset against goodwill for an amount of 709 million euros (see Note 4) and against minority interests for an amount of 184 million euros, following the merger between FT España, FTOT and Amena.

NOTE 12	Goodwill

(in millions of euros)	Year ended
	December 31, 2007			December 31, 2006
	Cost	Accumulated impairment losses	Net	Net
PCS	27,092	(2,161)	24,931	25,370
HCS (1)	6,401	(342)	6,059	5,839
ECS	1,041	(642)	399	308
TOTAL	34,534	(3,145)	31,389	31,517
(1) Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland Group” of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Opening balance	31,517	33,726
Acquisitions (1)	436	565
Disposals (2)	(334)	(248)
Impairment (3)	(26)	(2,800)
Translation adjustment (4)	(79)	265
Reclassifications and other items (5)	(125)	9
CLOSING BALANCE	31,389	31,517

(1)   See Note 4. Including, in 2007, FT España ISP (Ya.com) for 125 million euros, Orange Moldova for 85 million euros, VOXmobile for 71 million euros and Groupe Silicomp for 70 million euros. Including, in 2006, FT España for 386 million euros and JTC for 104 million euros.

(2)   See Note 4. In 2007, (334) million euros relating to the sale of Orange’s Dutch mobile and Internet businesses. Including, in 2006, (237) million euros relating to the sale of PagesJaunes Group.

(3)   See Note 7.

(4)   In 2006, this item mainly related to Orange in the United Kingdom for 272 million euros.

(5)   In 2007, (184) million euros of remeasurement relating to the merger of the Spanish entities in 2006.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-51

NOTE 13	Other Intangible Assets

(in millions of euros)	Year ended
	December 31, 2007				December 31, 2006
	Cost	Accumulated depreciation	Impairment	Net	Net
Telecommunications licenses (1)	9,707	(2,535)	-	7,172	8,458
Trademarks	4,794	-	(704)	4,090 (2)	4,423
Subscriber bases	6,182	(4,507)	(4)	1,671 (3)	2,137
Software	8,573	(5,100)	(31)	3,442	3,471
Other	1,321	(857)	(181)	283	224
Total	30,577	(12,999)	(920)	16,658	18,713

(1)   See below.

(2)   Including, at December 31, 2007, the Orange trademark for 3,846 million euros and the TP trademark for 222 million euros.

(3)   Including, in 2007, FT España for 1,337 million euros, Sonatel for 136 million euros and the Jordanian entities for 112 million euros.

Movements in the net book values of other intangible assets were as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Opening balance	18,713	18,865
Acquisitions of intangible assets (1) (2)	1,693	1,790
Impact of changes in the scope of consolidation (3)	(220)	179
Disposals	(10)	(13)
Depreciation and amortization on continuing operations (4)	(2,532)	(2,372)
Depreciation and amortization on discontinued operations	-	(5)
Impairment	(37)	(63)
Translation adjustment (5)	(801)	209
Reclassifications and other items	(148)	123
Closing balance	16,658	18,713

(1)   In 2007, this item mainly relates to software for an amount of 1,477 million euros. In 2006, it mainly relates to software for an amount of 1,393 million euros and licenses for an amount of 283 million euros.

(2)   Including discontinued operations for an amount of 19 million euros at December 31, 2006 (see Note 4).

(3)   In 2007, this item mainly relates to the sale of the Dutch businesses for an amount of (374) million euros and the acquisition of FT España ISP (Ya.com) for an amount of 92 million euros. In 2006, it mainly related to the Jordanian companies for an amount of 206 million euros.

(4)   In 2007, this item mainly relates to telecommunications licenses for an amount of (624) million euros and subscriber bases for an amount of (531) million euros ((623) million euros and (466) million euros respectively in 2006).

(5)   In 2007, this item relates mainly to Orange UK for an amount of (828) million euros (152 million euros in 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-52

Details of the Group’s principal intangible assets (telecommunications licenses) at December 31, 2007:

France Telecom’s commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost	Net	Residual useful life (1)
GSM	732	374	7.7
UMTS	5,586	4,385	13.9
United Kingdom	6,318	4,759
GSM	188	171	12.2
UMTS	639	534	12.2
Spain	827	705
GSM	281	248	13.3
UMTS	629	498	13.6
France	910	746
GSM (2 licenses)	169	42	5.8 – 6.7
UMTS	454	399	14.9
Poland	623	441
Other (2)	1,029	521
Total telecommunications licenses	9,706	7,172
(1) In number of years at December 31, 2007. (2) This item mainly relates to licenses in Belgium and Egypt.

Capitalized expenditure

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
	Net	Net	Net
External purchases	463	395	382
Labour expenses	317	233	190
Other	-	7	-
Total	780	635	572

NOTE 14	Property, Plant and Equipment

(in millions of euros)	Year ended
	December 31, 2007				December 31, 2006
	Cost	Accumulated depreciation	Impairment	Net	Net
Land and buildings	6,423	(2,868)	(457)	3,098	3,193
Networks and terminals	73,988	(50,754)	(232)	23,002	23,529
IT equipment	4,060	(2,905)	(6)	1,149	981
Other	1,751	(1,086)	(65)	600	519
Total	86,222	(57,613)	(760)	27,849	28,222

Back to Contents

2007 form 20-F / FRANCE TELECOM F-53

Movements in the net book value of property, plant and equipment can be analyzed as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Opening balance	28,222	28,570
Acquisitions of property, plant and equipment (1) (2)	5,415	5,286
Impact of changes in the scope of consolidation (3)	(290)	148
Disposals and retirements	(82)	(106)
Depreciation and amortization on continuing operations (4)	(5,579)	(5,452)
Depreciation and amortization on discontinued operations	-	(4)
Impairment	(70)	(42)
Translation adjustment	16	(74)
Reclassifications and other items	217	(104)
Closing balance	27,849	28,222

(1)   In 2007, this item relates mainly to networks and terminals for an amount of 4,481 million euros (4,452 million euros in 2006).

(2)   Including 44 million euros acquired under finance leases at December 31, 2007 (37 million euros at December 31, 2006). Including discontinued operations for an amount of 5 million euros at December 31, 2006 (see Note 4).

(3)   In 2007, this item relates to the sale of the Dutch businesses for an amount of (418) million euros and the acquisition of FT España (Ya.com) for an amount of 97 million euros. In 2006, it mainly related to the Jordanian companies for an amount of 174 million euros.

(4)   In 2007, this item mainly relates to networks and terminals for an amount of (4,834) million euros ((4,658) million euros in 2006).

Property, plant and equipment held under finance leases

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
	Net	Net
Land and buildings	195	208
Networks and terminals	363	400
IT equipment	15	19
Total	573	627

Capitalized expenditure

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
	Net	Net	Net
External purchases	691	731	621
Labour expenses	258	313	352
Other	64	19	76
Total	1,013	1,063	1,049

Back to Contents

2007 form 20-F / FRANCE TELECOM F-54

NOTE 15	Interests in Associates

15.1     Interests in Associates

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Opening balance	360	321
Dividends	(1)	(4)
Share of profits (losses)	4	24
Impact of change in scope of consolidation	(46)	33
Disposals of securities (1)	(35)	(1)
Translation adjustments	-	-
Reclassifications and other items	-	(13)
Closing balance	282	360
(1) Including, in 2007, Bluebirds for an amount of (27) million euros (see Note 4).

The net book values of France Telecom’s interests in associates are as follows:

Company(in millions of euros)	Main activity	Year ended
		% interest December 31, 2007	December 31, 2007	December 31, 2006
BlueBirds Participations France	Holding vehicle for an indirect interest in Eutelsat Communications	-	-	26
Sonaecom	Telephone operator in Portugal	19.2	273	273
One (1)	Telephone operator in Austria	35.0	-	42
Other			9	19
Total			282	360
(1) See Note 4. France Telecom has not made any commitment to acquire additional shares in One and the Group’s holding has therefore been assigned a nil book value.

15.2     One

The table below shows the main financial aggregates for the new One group, which has been accounted for using the equity method since the acquisition date (3 months, unaudited data):

(in millions of euros)	Year ended
December 31, 2007
Revenues	164
Operating income	(13)
Net income for the period	(69)
Total assets	1,673
Equity	239
Non-current financial liabilities	1,186

Back to Contents

2007 form 20-F / FRANCE TELECOM F-55

NOTE 16	Assets Available for Sale

(in millions of euros)	% interest	Year ended
		December 31, 2007	December 31, 2006
		Fair value	Fair value
Telkom Kenya (1)	51%	244	-
Bull SA (2) and other instruments	10%	37	59
Mobilcom (2)	1%	10	15
Investment funds (3)	-	65	54
Other companies	-	45	50
Total non-consolidated investments		401	178
Deposits relating to in-substance defeasance and cross-border lease operations (QTE leases) (4)	-	105	106
Other financial assets at fair value (5)	-	12	54
Total assets available for sale		518	338

(1)   See Note 4.

(2)   Listed company.

(3)   Principally in research and development.

(4)   In 2007, this item includes 30 million and 75 million euros relating to, respectively, Orange Switzerland and France Telecom S.A. QTE leases. Deposits arising on specific transactions offset part of the related gross debt. These deposits are included in the calculation of net financial debt (see Notes 20 and 32).

(5)   Assets available for sale include marketable securities and investments held for over one year.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	338	263
Change in fair value (1)	(38)	(5)
Other changes (2)	218	80
Closing balance	518	338
(1) Recorded under equity in the assets available for sale reserve (see Note 30). (2) Including, in 2007, Telkom Kenya for an amount of 244 million euros.

NOTE 17	Other Assets and Prepaid Expenses

17.1     Other Assets

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
VAT receivables	1,266	1,223
Other tax receivables	52	56
Employee and payroll-related receivables	42	29
Employee shareholding plans	-	53
Advances and downpayments relating to non-current assets (1)	245	52
Other	493	414
TOTAL OTHER ASSETS	2,098	1,827
o/w other non-current assets	63	39
o/w other current assets	2,035	1,788
(1) Including, in 2007, 145 million euros relating to the purchase of buildings.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-56

17.2     Prepaid Expenses

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Prepaid external purchases	573	513
Other prepaid operating expenses	100	67
TOTAL	673	580

NOTE 18	Loans and Receivables

(in millions of euros)	Note	Year ended
		December 31, 2007			December 31, 2006
		Cost	Provisions	Net	Net
Trade receivables	18.1	7,679	(1,123)	6,556	6,756
Cash	20	1,303	-	1,303	1,275
Loans and other receivables	18.2	2,174	(133)	2,041	920
LOANS AND RECEIVABLES		11,156	(1,256)	9,900	8,951

18.1     Trade Receivables

The table below provides an analysis of the change in impairment provisions for trade receivables:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Opening balance	(1,136)	(1,264)
Change in provisions for impairment in value	(3)	150
Translation adjustment	15	11
Reclassifications and other items	1	(33)
CLOSING BALANCE	(1,123)	(1,136)

379 million euros of trade receivables were written off at December 31, 2007 (466 million euros at December 31, 2006).

Trade receivables, net break down as follows:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Trade receivables depreciated according to their age	1,935	2,108
Trade receivables depreciated according to other criteria (1)	988	1,065
Net trade receivables past due but not provisioned	2,923	3,173
Not yet due	3,633	3,583
TRADE RECEIVABLES, NET	6,556	6,756

(1)   For these receivables, the impairment estimation is based on criteria other than age (individual impairment method). Accordingly, it is not meaningful to provide an aged balance of receivables past due but not provisioned.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-57

The following table provides an aging balance of trade receivables past due and which are depreciated according to their age but not provisioned:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Past due – under 180 days	1,591	1,657
Past due – 180 to 360 days	143	194
Past due – over 360 days	201	257
TOTAL TRADE RECEIVABLES PAST DUE AND DEPRECIATED ACCORDING TO THEIR AGE BUT NOT PROVISIONED	1,935	2,108

France Telecom consolidates securitized receivables in an amount of 1.1 billion euros with a corresponding liability of 1.1 billion euros. As France Telecom retains the risks inherent in the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met and the assets are therefore retained on the balance sheet.

18.2     Loans and Other Receivables

(in millions of euros)	Year ended
	December 31, 2007			December 31, 2006
	Cost	Provisions	Net	Net
Cash deposits (1)	788	-	788	459
Escrow deposit (2)	760	-	760	-
Deposits relating to in-substance defeasance and cross-border leases (QTE leases) (3)	91	-	91	96
Receivables from non-consolidated companies and current accounts	70	(1)	69	41
Other (4)	465	(132)	333	324
TOTAL LOANS AND OTHER RECEIVABLES	2,174	(133)	2,041	920
o/w current loans and other receivables	82	(1)	81	53
o/w non-current loans and other receivables	2,092	(132)	1,960	867

(1)   See Note 20.3.

(2)   Including 3 million euros of accrued interests. See Note 33.

(3)   This item only concerns Orange Switzerland. These deposits, arising on specific transactions, offset part of the related gross debt (see Note 20).

(4)   This item mainly comprises security deposits and various loans.

The table below provides an analysis of the change in impairment provisions for loans and other receivables:

(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	(144)	(153)
Change in provisions for impairment in value	(10)	(3)
Translation adjustments	13	13
Impact of changes in the scope of consolidation	8	(1)
CLOSING BALANCE	(133)	(144)

For loans and other receivables, amounts past due but not provisioned are not material.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-58

NOTE 19	Financial Assets at Fair Value through Profit or Loss

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Deposits	89	232
Certificates of deposit	2,213	904
Treasury bills	344	-
Mutual funds (SICAV and FCP)	69	1,499
Other	7	59
Cash equivalents	2,722	2,694
Other financial assets at fair value through profit or loss	588	587
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	3,310	3,281

The table below shows a breakdown of other financial assets at fair value through profit or loss:

(in millions of euros)	Year ended
	December 31, 2007			December 31, 2006
	Current	Non-current	Total	Current	Non-current	Total
Negotiable debt securities	488	-	488	392	-	392
Mutual funds (OPCVM)	-	-	-	113	-	113
Other financial assets at fair value	2	-	2	-	-	-
Derivatives held for trading (assets) (1)	44	54	98	38	44	82
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	534	54	588	543	44	587
(1) See Note 23.

Apart from derivative assets, which are by nature classified as financial assets at fair value through profit or loss, the other assets included in this category are short-term investments whose management and performance is evaluated on the basis of fair value.

NOTE 20	Financial Liabilities and Net Financial Debt

20.1     Financial Liabilities

(in millions of euros)	At December 31, 2007			At December 31, 2006
	Non-current	Current	Total	Non-current	Current	Total
Financial liabilities at amortized cost excluding trade payables	32,532	8,694	41,226	36,199	9,264	45,463
Trade payables	435	9,580	10,015	535	9,015	9,550
Liabilities at amortized cost	32,967	18,274	51,241	36,734	18,279	55,013
Financial liabilities at fair value through profit or loss	154	730	884	798	-	798
Hedging derivatives (liabilities) (1)	955	353	1,308	1,066	33	1,099
TOTAL FINANCIAL LIABILITIES	34,076	19,357	53,433	38,598	18,312	56,910
(1) See Note 23.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-59

20.2     Net Financial Debt, Repayment Schedule and Liquidity Position:

Net financial debt as defined and used by France Telecom corresponds to total financial liabilities excluding trade payables (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is added to net financial debt in order to offset this temporary difference.

The following table shows undiscounted future cash flows for each financial liability carried on the balance sheet. The key assumptions used are:

▪

amounts in foreign currencies are translated at the year-end closing rate;

▪

future variable-rate interest is based on the latest rate fixing, barring a better estimate;

▪

as the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal are not included. In addition, from January 1, 2010, interest payable on the bonds will switch to a variable rate over an undetermined period of time (see Note 21.2). Accordingly interest payable from that date has no longer been included as it would not provide meaningful information.

Future Cash Flows on Financial Liabilities

(in millions of euros)	Note	December 31, 2007	2008		2009		2010		2011		2012		2013 and beyond		December 31, 2006
			Nominal	Interest	Nominal	Interest	Nominal	Interest	Nominal	Interest	Nominal	Interest	Nominal	Interest
Bonds, excluding TDIRA	21	30,446	4,522	1,844	3,785	1,535	2,860	1,339	3,574	1,069	2,674	930	12,056	7,788	31,813
TDIRA	21	3,354	-	204	-	204	-	-	-	-	-	-	-	-	3,609
Bank loans	22	4,396	1,464	211	1,110	146	674	86	234	68	65	65	838	105	5,855
Finance lease liabilities (1)		1,525	71	55	85	51	91	47	104	43	120	38	1,007	73	1,692
Treasury bills		100	100	-	-	-	-	-	-	-	-	-	-	-	977
Bank overdrafts		189	189	-	-	-	-	-	-	-	-	-	-	-	203
Other financial liabilities (2)		1,216	1,142	-	9	-	10	-	9	-	10	-	25	-	1,314
Financial liabilities at amortized cost excluding trade payables		41,226	7,488	2,314	4,989	1,936	3,635	1,472	3,921	1,180	2,869	1,033	13,926	7,966	45,463
Commitment to purchase minority interests		78	62	-	-	-	16	-	-	-	-	-	-	-	30
Derivatives, net (3)	23	1,960	966	86	4	86	4	60	994	(17)	29	(24)	275	(56)	1,745
Gross financial debt after derivatives (A)		43,264	8,516	2,400	4,993	2,022	3,655	1,532	4,915	1,163	2,898	1,009	14,201	7,910	47,238
Trade payables		10,015	9,580	-	50	-	31	-	32	-	33	-	289	-	9,550
Total financial liabilities (including derivative assets)		53,279	18,096	2,400	5,043	2,022	3,686	1,532	4,947	1,163	2,931	1,009	14,490	7,910	56,788
Gross financial debt after derivatives (A)		43,264													47,238
Deposits related to in-substance defeasance and cross-border leases (QTE leases)	16	105	Assets available for sale												106
Deposits related to in-substance defeasance and cross-border leases (QTE leases)	18	91	Loans and receivables												96
Cash collateral paid	18	788													459
Other financial assets at fair value, excluding derivatives	19	490													505
Cash equivalents	19	2,722													2,694
Cash	18	1,303													1,276
Assets included in the calculation of net financial debt (B)		5,499													5,136
Effective portion of cash flow hedges (C)		215													(85)
NET FINANCIAL DEBT (A)-(B)+(C)		37,980													42,017

(1)   Finance lease liabilities primarily include:
– liabilities related to Orange UK’s in-substance defeasance operations, totaling 1,116 million euros at December 31, 2007 (1,246 million euros at December 31, 2006), for which the final settlement payments are due after 2017 (see Notes 18 and 32).
– Orange Switzerland’s liability related to QTE leases, amounting to 103 million euros at December 31, 2007 (119 million euros at December 31, 2006), which is offset by guarantees deposited within the scope of this operation (see Notes 16 and 18).
– France Telecom S.A.’s liability related to QTE leases, amounting to 98 million euros at December 31, 2007 (73 million euros at December 31, 2006), which is offset by guarantees deposited within the scope of this operation (see Notes 16 and 18).

(2)   Including, at December 31, 2007, gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK for an amount of 1,111 million euros (1,221 million euros at December 31, 2006).

(3)   Including, at December 31, 2007 and December 31, 2006, the fair value of the price guarantee given to the minority shareholders of FT España amounting to 516 million euros (see Notes 10 and 32), which may be exercised from December 2008 at the earliest.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-60

— This page has been left blank intentionally —

Back to Contents

2007 form 20-F / FRANCE TELECOM F-61

At December 31, 2007, the liquidity position of France Telecom is sufficient to cover its 2008 commitments linked to the net financial debt:

(in millions of euros)	Note	Year ended
		December 31, 2007
Bank overdrafts		(189)
Cash and cash equivalents		4,025
Other financial assets at fair value, excluding derivatives		490
Available undrawn amount of credit facilities	22	9,580
LIQUIDITY POSITION		13,906

20.3     Guarantees

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4.

The Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio. A fall in the US dollar leads to a decrease in the market value of these off-balance sheet hedging instruments and therefore an increase in the amount of cash collateral paid, and vice-versa. As the euro-US dollar rate moved from 1.3170 to 1.4721 on 2007, the cash collateral amounts to 788 million euros at December 31, 2007 versus 459 million euros at December 31, 2006. These deposits are included under “Loans and other receivables” (see Notes 18 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

20.4     Analysis of Net Financial Debt by Currency

(equivalent value in millions of euros at the year‑end closing rate)	EUR	GBP	PLN	CHF	USD	Other	Total
Analysis of net financial debt by currency of issue (1)	26,264	5,311	496	409	4,958	542	37,980
Nominal amount of currency derivatives	4,659	(406)	1,146	(403)	(4,788)	(208)	0
ANALYSIS OF NET FINANCIAL DEBT BY CURRENCY AFTER TAKING ACCOUNT OF THE NOMINAL AMOUNT OF DERIVATIVES	30,923	4,905	1,642	6	170	334	37,980
(1) Including the market value of derivatives in local currency.

20.5     Analysis of Net Financial Debt by Entity

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
France Telecom S.A.	32,392	35,502
TP Group	1,512	1,869
FT España	1,426	1,832
Other (1)	2,650	2,814
TOTAL	37,980	42,017

(1)   Including, at December 31, 2007, 1,069 million euros of net financial debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,180 million euros at December 31, 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-62

NOTE 21	Bonds

The table below provides an analysis of bonds by issuer:

(in millions of euros)	Note	Year ended
		December 31, 2007	December 31, 2006
France Telecom S.A. - bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE)	21.1	1,142	1,116
France Telecom S.A. - perpetual bonds redeemable for shares (TDIRAs)	21.2	3,354	3,609
France Telecom S.A. - other bonds	21.3.1	28,420	29,226
TP Group	21.3.2	849	1,406
Other issuers		35	65
TOTAL BONDS		33,800	35,422

The effective global interest rate on bonds before derivatives breaks down as follows:

▪

France Telecom S.A.: 6.51% at December 31, 2007 (6.50% at December 31, 2006);

▪

TP Group: 6.74% at December 31, 2007 (6.75% at December 31, 2006).

21.1        France Telecom S.A. – Bonds Convertible and/or Exchangeable into New or Existing France Telecom Shares (OCEANE)

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components. At December 31, 2007, this breakdown is as follows:

▪

a liability component of 1,142 million euros;

▪

an equity component before deferred taxes of 97 million euros.

The liability component of OCEANE bonds breaks down as follows:

						Year ended
(in millions of euros)	Currency	Amount	Maturity	Nominal interest rate (%)	Effective interest rate (%)
						December 31, 2007	December 31, 2006
OCEANE bonds	EUR	1,150	2009	1.6	3.97	1,142	1,116

These are bonds with a face value of 2,581 euros convertible and/or exchangeable for new or existing France Telecom shares. They are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of 25.73 euros per share (the initial ratio of 100 France Telecom shares per bond was adjusted to take into account of the September 2005 capital increase). These bonds are classified as hybrid instruments.

At December 31, 2007, the amortized cost impact on OCEANE bonds was 70 million euros (45 million euros at December 31, 2006).

21.2     France Telecom S.A. – Perpetual Bonds Redeemable for Shares (TDIRAs)

On March 3, 2003, under the settlement relating to the UMTS investment in Germany in partnership with MobilCom Holding GmbH (“MobilCom”), in which it owned 28.3% of the capital, France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA) with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 bonds were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRAs are listed on Eurolist by Euronext Paris (international issuances) and were approved by the Commission des opérations de bourse on February 24, 2003.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-63

They are redeemable for new France Telecom ordinary shares,at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom’s initiative based on a ratio of 405.4002 shares for one TDIRA for the “Bank Tranche” (i.e. redemption price of 34.78 euros) and 360.4485 shares for one TDIRA for the Supplier Tranche (i.e. redemption price of 39.12 euros), the initial ratio of 300 shares for one TDIRA has been adjusted several times to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the Bank Tranche of the TDIRAs will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006, as France Telecom has fulfilled the credit rating and share price conditions as described in the abovementioned information memorandum, the interest rate on the TDIRAs is 5.25% until December 31, 2009 inclusive and 3-month Euribor + 2.5% thereafter. The interest is recorded on an annual basis in the statement of income. On January 2, 2008, France Telecom paid a coupon of 204 million euros.

If no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRAs. When payment is deferred, identified interest and/or capitalized interest amounts are recognized as accrued interest and included in the “TDIRA” line under liabilities.

In 2007, France Telecom redeemed 27,153 TDIRAs from the Bank Tranche for a nominal amount of 383 million euros. Taking account of redemptions made since their issue, 275,019 TDIRAs remained outstanding at December 31, 2007, including 187,997 for the Bank Tranche and 87,022 for the Supplier Tranche, for a nominal amount of 3,878 million euros.

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for shares (TDIRAs) are broken down into liability and equity components. At December 31, 2007, this breakdown was as follows:

▪

a liability component of 3,354 million euros;

▪

an equity component before deferred taxes of 1,156 million euros.

The liability component breaks down as follows:

(in millions of euros)	Year ended
	Number	December 31, 2007	December 31, 2006
Opening balance	302,172	3,609	4,116
Redemptions (1)	(27,153)	(307)	(513)
Impact of measuring bonds at amortized cost	-	71	64
Change in accrued interest payable	-	(19)	(58)
CLOSING BALANCE	275,019 (2)	3,354 (3)	3,609
Effective interest rate		8.90%	8.32%
Interest expense		232	315

(1)   In March and August 2007, TDIRAs were redeemed for a nominal amount of 383 million euros including 307 million euros in respect of the liability component. The redemptions generated an expense of 60 million euros, which represents the difference between amortized cost and the liability/equity breakdown on the redemption date. In December 2006, TDIRAs were redeemed for a nominal amount of 645 million euros including 513 million euros in respect of the liability component, generating an expense of 90 million euros (see Note 10).

(2)   Including 187,997 TDIRAs for the Bank Tranche and 87,022 TDIRAs for the Supplier Tranche. In 2007 and 2006, TDIRAs were redeemed from bondholders for the Bank Tranche.

(3)   Including an amortized cost impact of 203 million euros at December 31, 2007 (148 million euros at December 31, 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-64

21.3     Other Bonds

Bonds are mainly issued by France Telecom S.A. and TP Group.

21.3.1     France Telecom S.A.

Initial currency	Initial nominal amount (in millions of currency)	Maturity	Nominal interest rate (%)	Outstanding at (in millions of euros)
				December 31, 2007	December 31, 2006
Bonds maturing in 2007				-	2,965
EUR (2)	3,650	2008	6.750	3,279	3,501
FRF (3)	3,000	2008	5.400	474	473
FRF (3)	900	2008	4.600 until 03/13/02 then TEC10 (1) less 0.675	70	70
USD	500	2008	6.000	353	396
FRF (3)	1,500	2009	TEC10 (1) less 0.75	230	230
EUR	2,500	2009	7.000	2,496	2,493
FRF (3)	3,000	2010	5.700	467	467
EUR	1,400	2010	6.625	1,407	1,405
EUR	1,000	2010	3.000	1,002	1,001
USD (2)	3,500	2011	7.750	2,453	2,725
GBP (2)	600	2011	7.500	813	887
CAD	250	2011	4.950	173	163
EUR	750	2012	4.625	778	778
EUR (4)	1,000	2012	4.375	1,035	-
CHF	400	2012	2.750	240	249
GBP	250	2012	5.500	351	378
GBP (4)	250	2012	6.000	359	-
EUR	3,500	2013	7.250	3,714	3,711
CHF (4)	400	2014	3.500	240	-
EUR	1,000	2015	3.625	997	996
CAD	200	2016	5.500	138	130
EUR (4)	1,500	2017	4.750	1,556	-
GBP	500	2017	8.000	682	745
GBP	450	2020	7.250	610	666
GBP	350	2025	5.250	468	505
USD (2)	2,500	2031	8.500	1720	1,922
EUR	1,500	2033	8.125	1,615	1,615
GBP	500	2034	5.625	700	755
TOTAL OTHER BONDS ISSUED BY FRANCE TELECOM S.A.				28,420	29,226

(1)   TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.

(2)   Bonds with coupons subject to revision if the Group’s debt rating changes.

(3)   These bonds, initially denominated in French francs, have been converted into euros.

(4)   Issued during 2007.

France Telecom S.A.’s bonds at December 31, 2007 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-65

21.3.2     TP Group

Initial currency	Initial nominal amount (in millions of currency)	Maturity	Nominal interest rate (%)	Outstanding at (in millions of euros)
				December 31, 2007	December 31, 2006
Bonds maturing in 2007					602
USD	800	2008	7.750	544	499
EUR	300	2011	4.625	305	305
TOTAL OTHER BONDS ISSUED BY TP GROUP				849	1,406

NOTE 22	Bank Borrowings

22.1     Main Borrowers

(in millions of euros)	Note	Year ended
		December 31, 2007	December 31, 2006
France Telecom S.A. (1)	22.2.1	1,898	3,172
FT España (2)	22.2.2	1,420	1,820
TP Group (3)	22.2.3	523	367
ECMS	22.2.4	337	171
Other (4)		218	325
TOTAL BANK BORROWINGS		4,396	5,855

(1)   0.6 billion euros of Euro Medium Term Notes (EMTN) were issued during 2007 (0.5 billion euros in 2006). No specific covenants are attached to these issues.

(2)   FT España’s bank borrowings reflect drawdowns on credit lines and are measured at fair value.

(3)   TP Group’s bank borrowings reflect drawdowns on credit lines.

(4)   This item includes 455 million euros in drawdown credit lines at December 31, 2007 (353 million euros at December 31, 2006).

The effective global interest rate on bank borrowings before derivatives breaks down as follows:

▪

France Telecom S.A.: 4.66% at December 31, 2007 (3.78% at December 31, 2006);

▪

TP Group: 5.45% at December 31, 2007 (3.76% at December 31, 2006);

▪

FT España: 4.71% at December 31, 2007 (4.02% at December 31, 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-66

22.2     Credit Lines

At December 31, 2007, France Telecom had the following principal bilateral and syndicated credit lines:

	Year ended December 31, 2007
	Initial currency	Euro-equivalent (in millions)	Amounts drawn down (1) (in millions of euros)
France Telecom S.A. bank overdrafts	EUR	150	-
France Telecom S.A. syndicated credit lines	EUR	8,000	-
France Telecom S.A. bilateral credit line	EUR	-	-
FT España syndicated credit line	EUR	1,420	1,420
TP Group bilateral credit lines	EUR	617	213
	PLN	70	70
	USD	17	17

TP Group syndicated credit line	EUR	550	-
	PLN	696	223

ECMS syndicated credit lines	EGP	359	332
Other bilateral credit lines		74	74
Other syndicated credit lines		25	49
TOTAL		11,978	2,398
(1) Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost. Drawdowns on these credit lines are included under “Bank borrowings” (see Note 22.1).

22.2.1     France Telecom S.A.

On June 20, 2005, France Telecom S.A. entered into an 8 billion euros syndicated credit line. It is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2007, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	June 20, 2012	4.25 basis points from 1 to 5 years5 basis points beyond 5 years	14.5 basis points from 1 to 5 years17 basis points beyond 5 years

The 125 million euros bilateral credit line maturing on March 31, 2008 and paying interest linked to Euribor was repaid in full in September 2007.

22.2.2     FT España

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Margin
1.82 billion	June 30, 2010	20 to 60 basis points (1)

(1) The applicable interest rate linked to Euribor plus a margin of between 20 basis points and 60 basis points, determined by FT España’s net bank debt/EBITDA ratio (net bank debt and EBITDA as defined in the contracts with financial institutions).

At December 31, 2007, this facility was drawn down in the amount of 1,420 million euros (1,820 million euros at December 31, 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-67

22.2.3     TP Group

The terms and conditions of TP Group’s main credit lines are as follows:

Initial currency	Initial amount (in millions of currency)	Euro-equivalent (in millions)	Maturity	Fee on undrawn amounts	Benchmark rate	Margin
PLN	2,500	696	February 20, 2011	5.4 basis points	Wibor	18 basis points
EUR	550	550	April 18, 2010	8.25 basis points	Euribor	22.5 to 37.5 basis points (1)
EUR	400	400	November 25, 2016	-	Wibor, Euribor or Libor (2)	38 basis points
(1)The margin depends on TP Group’s rating.(2)Depending on the currency of drawdown (zloty, euro, dollar, pound sterling).

These credit lines are not subject to any specific covenants in respect of compliance with financial ratios.

22.2.4     ECMS

The terms and conditions of ECMS’s main credit lines (shown at 100%) are as follows:

Initial currency	Initial amount (in millions of currency)	Euro-equivalent (in millions)	Maturity	Fee on undrawn amounts	Margin
EGP	1,800	222	April 30, 2013	25 basis points	100 to 110 basis points
EGP	2,300	283	August 2014	25 basis points	100 to 110 basis points

The rate applied on these credit lines is a formula based on the Egyptian Central Bank interest rate and on the six-month deposit interest rate issued by the main banks, with a margin of 110 basis points for the 3.5 first years, then 100 basis points until final maturity.

NOTE 23	Derivatives

(in millions of euros)	At December 31, 2007			At December 31, 2006
	Assets	Liabilities	Net	Assets	Liabilities	Net
Cash flow hedge derivatives	11	(379)	(368)	10	(344)	(334)
Fair value hedge derivatives	43	(929)	(886)	30	(755)	(725)
Hedging derivatives	54 (1)	(1,308)	(1,254)	40 (2)	(1,099)	(1,059)
Trading derivatives (3)	98	(804)	(706)	82	(768)	(686)
TOTAL DERIVATIVE INSTRUMENTS	152	(2,112)	(1,960)	122	(1,867)	(1,745)
of which foreign exchange derivatives	27	(1,558)	(1,531)	25	(1,253)	(1,227)
of which interest rate derivatives	124	(38)	86	96	(98)	(2)

(1)   Of which 42 million euros non-current and 12 million euros current.

(2)   Of which 37 million euros non-current and 3 million euros current.

(3)   At December 31, 2007 and December 31, 2006, includes the fair value of the price guarantee given to the minority shareholders of FT España for (516) million euros (see Note 32).

The Group finances itself in euros and in foreign currencies. For loans issued in foreign currencies other than pounds sterling, the Group sets up hedges to convert the debt into euros.

As far as loans issued in pounds sterling are concerned:

▪

the debt raised in the financial markets is used to finance subsidiaries operating in the United Kingdom;

▪

the Group has set up hedges to offset changes in fair value of a portion of this debt in pounds sterling.

At December 31, 2007, the France Telecom Group has set up the following cash flow hedges and fair value hedges.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-68

23.1     Cash Flow Hedges

Currency	Nominal amount hedged (millions of currencies)	Maturity date of hedged item	Hedging instrument	Hedged risk
USD	1,634	March 1, 2011	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
USD	2,498	March 1, 2031	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
CAD	250	June 23, 2011	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
CAD	200	June 23, 2016	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
CHF	400	December 4, 2014	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
EUR	170	July 5, 2011	Cross-currency swaps and cross-currency interest rate swaps	Fluctuations in foreign exchange rates
EUR	61	June 15, 2012	Cross-currency swaps, interest rate swaps and cross-currency interest rate swaps	Fluctuations in foreign exchange and interest rates

For each hedging relationship, the hedged item has an impact on the income statement:

▪

each year on interest payment dates;

▪

each year, on recognition of unrealized foreign exchange gains or losses upon revaluation of the nominal amount;

▪

at maturity of the hedged item, on recognition of the realized foreign exchange gains or losses upon revaluation of the nominal amount.

TP Group has also set up hedges against the risk of fluctuations in foreign exchange rates relating to its euro-denominated UMTS debt. Cross-currency swaps have been set up for a notional amount of 62 million euros. In this case, the hedged item has an impact on the income statement on payment dates, each year and until maturity of the hedge, i.e. September 30, 2014.

(in millions of euros)	Market value of derivatives at year-end (1)		Impact of derivatives on the income statement and on the balance sheet (1)				Realized cash flows of year 2007
	2007	2006	Change in market value	Effectiveness recycled to income statement (2)	Ineffectiveness (finance costs, net )	Change in cash flow hedge reserve (net of amounts recycled)	Hedging instrument – paying leg	Hedging instrument – receiving leg	Hedged item
Cash flow hedges existing at December 31, 2007	(368)	(334)	(30)	(321)(4)	(9)	300	(320)	316	(307)
Amortization of FTA impacts (3)	-	-	-	(19)	-	19	-	-	-
TOTAL	(368)	(334)	(30)	(340)	(9)	319	(320)	316	(307)

(1)   Market values of derivatives are balance sheet items converted at year-end closing rate, whereas impacts on the income statement are converted at year-end average rate.

(2)   As the nominal amount of the issued bond is revalued at the year-end closing rate in the financial statements, an unrealized foreign exchange gain or loss on the hedged item is recognized in the income statement. Accordingly, the unrealized foreign exchange gain or loss on the cross-currency swap is recycled from the cash flow reserve to the income statement to offset the impact.

(3)   This comprises the impacts related to derivatives recognized as hedges in the opening IFRS balance sheet (First Time Application) and subsequently derecognized.

(4)   From which (317) million euros in finance costs, net.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-69

23.2     Fair Value Hedges

The main purpose of the France Telecom Group’s fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

Currency	Nominal amount hedged (millions of currencies)	Maturity date of hedged item	Hedging instrument	Hedged risk
USD	500	May 20, 2008	Interest rate swaps	Fair value (interest rate)
USD	775	December 10, 2008	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
USD	1,500	March 1, 2011	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
CHF	400	April 11, 2012	Interest rate swaps	Fair value (interest rate)
GBP	250	March 29, 2012	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
GBP	250	May 24, 2012	Interest rate swaps	Fair value (interest rate)
GBP	350	December 5, 2025	Interest rate swaps	Fair value (interest rate), partial maturity hedge until 2010
GBP	500	January 23, 2034	Interest rate swaps	Fair value (interest rate), partial maturity hedge until 2011
JPY	15,000	May 10, 2011	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
EUR	10	July 5, 2011	Cross-currency swaps	Fair value (foreign exchange rate)

(in millions of euros)	Market value of derivatives at year-end (1)		Impact of derivatives on the income statement (1)			Impact of hedged item on the income statement
	2007	2006	Change in market value	Accrued interests	Change in market value (excluding accrued interests) (2) (A)	Revaluation of the hedged risk on the hedged item (B)	Ineffectiveness recognized through profit or loss (A) + (B)
Fair value hedges existing at December 31, 2007	(886)	(695)	(171)	13	(184)	196	12
Amortization of FTA impacts (3)	-	-	-	-	-	2	2
TOTAL	(886)	(695)	(171)	13	(184)	198	14

(1)   Market values of derivatives are balance sheet items converted at year-end closing rate, whereas impacts on the income statement are converted at year-end average rate.(2)   Used in effectiveness tests.(3)   This comprises the impacts related to derivatives recognized as hedges in the opening IFRS balance sheet (First Time Application) and subsequently derecognized.

NOTE 24	Exposure to Market Risks and Financial Instruments

France Telecom’s Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group’s Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group’s debt, especially its liquidity, interest rate and foreign exchange rate exposure over the following months, and reviews past management (realized transactions, financial results).

24.1     Interest Rate Risk Management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-70

Management of Fixed-rate/ Variable-rate Debt

France Telecom’s policy in 2007 was to pre-finance very early the 3.3 billion euros repayment falling due in March 2008 and then to focus on niche markets (structured EMTNs, Swiss franc issue). The 2007 issues were all at fixed rates, thereby slightly increasing the portion of fixed-rate debt from 82.7% at December 31, 2006 to 85.5% at December 31, 2007. The average cost of 2007 refinancing was 4.55% after currency swaps.

Analysis of the Group’s Sensitivity to changes in Interest Rates based on Probable Scenarios

The sensitivity analysis only includes those financial assets and liabilities which are included in net financial debt, as these are the only items that bear interest and are therefore exposed to interest rate risk.

Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

▪

derivatives that do not qualify for hedge accounting increase the portion of fixed-rate net debt by around 8%. A 1% rise in interest rates would result in a 38 million euros decrease in financial expense and a 1% fall in interest rates would result in a 82 million euros increase;

▪

the variable-rate portion of net financial debt after hedging (excluding derivatives not eligible for hedge accounting) represents 24%. An instantaneous 1% rise in interest rates would result in an increase of approximately 89 million euros in financial expense, while a 1% fall in interest rates would result in a decrease of approximately 89 million euros.

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates on this portfolio would result in an increase of 51 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 7 million euros.

Sensitivity of net financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.42 billion euros, which represents 3.66% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.45 billion euros (3.75% of its market value).

Sensitivity of cash flow reserve

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow reserve by approximately 77 million euros, which represents 1.06% of its current value. A 1% fall in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow reserve by 78 million euros (1.08% of its current value).

24.2     Foreign Exchange Rate Risk Management

Foreign exchange rate risk at operating income level

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited. However, TP Group has an exposure to euros in its financial statements arising from the debt contracted to purchase its UMTS license. The debt amounts to 758 million zlotys at December 31, 2007, or 211 million euros. This exposure has been partially reduced through cross-currency swaps designated as cash flow hedges at TP Group level.

At December 31, 2007, net foreign exchange gains in relation to business operations amounts to 7 million euros (4 million euros at December 31, 2006).

Foreign exchange rate risk at finance cost level

The Group’s subsidiaries finance themselves in their functional currency whenever possible.

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net debt in foreign currencies of the entities bearing the main foreign exchange rate risks (France Telecom S.A. and TP Group). It also shows the sensitivity of these entities to a probable 10% change in the foreign exchange rates of the currencies to which they are exposed.

(in millions of currencies)	Currency exposure							Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
	USD	GBP	CHF	DKK	PLN	EUR	Total euro-equivalent	+10% change	-10% change
France Telecom S.A.	-	(5)	3	280	(1)	-	32	4	(3)
TP Group	(24)	-	-	-	-	(202)	(218)	(20)	24
TOTAL (CURRENCIES)	(24)	(5)	3	280	(1)	(202)	-
TOTAL (EUROS)	(16)	(7)	2	37	(0)	(202)	(186)

Back to Contents

2007 form 20-F / FRANCE TELECOM F-71

Conversion risk at income statement level

Due to its international presence, the France Telecom Group is exposed to foreign exchange risk arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

The table below summarizes the sensitivity of France Telecom’s consolidated income statement to a change of plus or minus 10% in foreign exchange rates against the euro, arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

(in millions of euros)	Contribution to consolidated operating income	Sensitivity to a change in foreign exchange rates against the euro		Contribution to net income	Sensitivity to a change in foreign exchange rates against the euro
		+10%	-10%		+10%	-10%
EUR	8,129	-	-	5,229	-	-
GBP	502	82	(67)	1	0	(0)
PLN	870	26	(21)	287	8	(7)
Other currencies	1,298			783
TOTAL (EUROS)	10,799			6,300

In addition, France Telecom has set up euro-zloty economic hedges at Group level in 2007 to reduce the foreign exchange risk related to the conversion of operating cash flows from Poland (mainly TP Group).

Conversion risk at balance sheet level

Due to its international presence, France Telecom Group’s balance sheet is exposed to foreign exchange rate changes. A rise in the euro affects the conversion into the consolidated balance sheet of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling and the zloty.

Material foreign currency assets are hedged by debt in the same currency.

(in millions of euros)	EUR	GBP	PLN	CHF	USD	Other currencies	Total
Assets excluding net debt by currency (1)	53,988	4,430	7,649	1,256	688	4,293	72,305
Net debt by currency (2)	30,923	4,905	1,642	6	170	334	37,980
Net assets by currency	23,065	(475)	6,007 (3)	1,250	518	3,959	34,325

(1)   Net assets by currency does not include components of net financial debt.

(2)   See Note 20.4.

(3)   Net assets in zlotys attributable to equity holders of France Telecom S.A. amount to 2,918 million euros.

Assets by currency (net assets excluding components of net financial debt) in currencies other than euro, which are mainly denominated in pound sterling and in zloty, amount to 18 billion euros at December 31, 2007, which represents 25% of total net assets excluding components of net financial debt. A depreciation of 10% in all currencies other than euro would have the effect of reducing net assets excluding debt by 1.8 billion euros, or -2.5%.

Liabilities by currency at December 31, 2007 correspond to the contribution to net financial debt by currency after hedging derivatives. The main currencies other than euro are the pound sterling and the zloty. Net financial debt by currency amounts to 7 billion euros at December 31, 2007, or 19% of total net financial debt. An appreciation against the euro of 10% in all currencies other than the euro would increase the net financial debt carried on the balance sheet by 0.7 billion euros, or +1.9%.

Net assets in currencies other than euro amount to 11 billion euros at December 31, 2007, or 33% of total net assets. A depreciation of 10% in all these currencies against the euro would, due to conversion of the currencies into euros, reduce net assets by 1.1 billion euros, or -3.3%. It would have no impact on the income statement or on the cash flow statement.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-72

24.3     Liquidity Risk Management

The Group optimizes its liquidity management, overseen by the Treasury and Financing Committee, through:

▪

Diversifying its Sources of financing:

▪

issuance in the short-term securities markets under the treasury bill program and the US commercial paper program,

▪

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program. In 2007, France Telecom issued debt denominated in Swiss francs, pounds sterling and euros (private and public issuances) to diversify its investor base,

▪

France Telecom has an undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

▪

Smoothing debt maturities: Debt Maturities are spread consistently over the Next years (see Breakdown of Liquidity by Maturity of Financial Liabilities in Note 20).

▪

Liquidity of investments: France Telecom holds term deposits, mutual funds (OPCVM) and negotiable debt securities with first-class financial institutions.

The France Telecom Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and credit lines in place, for the next 12 months and without recourse to additional financing.

France Telecom’s liquidity position is shown in the analysis of net financial debt by maturity (see Note 20) and amounts to 13,906 million euros at December 31, 2007.

France Telecom’s debt ratings

At December 31, 2007, France Telecom’s debt ratings are as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.1 billion euros of the outstanding balance at December 31, 2007) is subject to step-up clauses. This amount does not include the TDIRAs, whose step-up clauses are described in Note 21.

As France Telecom’s ratings did not change in 2007, the step-up clauses were not triggered.

24.4     Management of Covenants

Commitments with Regard to Financial Ratios

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

▪

an interest cover ratio (EBITDA to net financial expense) equal to or greater than 6.00 (EBITDA and net financial expense as defined in the contracts);

▪

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

In respect of its 2005 and 2007 bank financing contracts, ECMS must comply with the following covenants:

▪

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts);

▪

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts).

The financial ratios to be respected in connection with receivables securitization programs are as follows:

▪

for Orange France, an interest cover ratio (EBITDA to net financial expense) greater than 4.50 and a net financial debt to EBITDA ratio less than 3.00 (net financial debt and EBITDA as defined in the contracts);

▪

for Orange S.A., an interest cover ratio (EBITDA to net financial expense) greater than 3.50 and a net financial debt to EBITDA ratio less than 6.00 (net financial debt and EBITDA as defined in the contracts).

If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

At December 31, 2007, the ratios calculated met the conditions required.

Commitments related to Instances of Default or Material Adverse Changes

Most of France Telecom’s financing agreements, including, in particular, the 8 billion euros syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-73

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

24.5     Credit Risk Management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable debt securities, investments and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries. In addition, the maximum value of the credit risk on these financial assets is equal to their recognized net book value.

France Telecom’s policy is to invest its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set for each financial institution based on its ratings and its equity. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. Limits are monitored and reported daily to the Group treasurer and head of capital markets. France Telecom also has collateralization agreements with a certain number of its counterparties.

24.6     Equity Market Risk

At December 31, 2007, France Telecom S.A. has no option to purchase its own shares and holds 10,528,884 treasury shares (see Note 30.2). Besides, the Group’s exposure to market risk on shares of listed companies included in assets available for sale is not material.

24.7     Equity Management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive remuneration. This remuneration determined on the basis of the Group’s organic cash flow (2), while taking account of sector practices.

This policy has led France Telecom to set successive targets for net financial debt to gross operating margin (GOM) and shareholder remuneration. The current targets are as follows:

▪

concerning indebtedness, the ratio of net debt to GOM will be maintained in the medium term at a level less than 2 in current market conditions;

▪

the Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account its cash flow projections and its investment plans.

	Year ended
	December 31, 2007	December 31, 2006
Net financial debt to GOM (1)	1.99	2.27
Organic cash flow (in millions of euros) (2)	7,818	7,157
Dividends paid by the parent company (in millions of euros)	(3,117)	(2,602)

(1)   See definition of GOM in Note 3.

(2)   Organic cash flow is measured as net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in non-current trade payables) plus the proceeds on disposal of property, plant and equipment and intangible assets. Organic cash flow is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-74

NOTE 25	Fair Value of Financial Assets and Liabilities

The principal methods and assumptions used to estimate the fair value of financial instruments are described below.

For cash and cash equivalents, negotiable debt securities, trade receivables and trade payables, France Telecom considers their carrying amount to be the best proxy for market value, due to the short-term maturity of these instruments.

The market values of non-consolidated investments in quoted companies and listed marketable securities have been estimated based on quoted market prices at year-end. Other securities are measured using available information based on factors such as transaction value, discounted future cash flows and comparable multiples (see Notes 16 and 18).

The market value of financial liabilities was determined using:

▪

the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

▪

the quoted market value for convertible, exchangeable and indexed bonds.

(in millions of euros)	Year ended
	December 31, 2007		December 31, 2006
	Book value	Estimated fair value	Book value	Estimated fair value
Financial liabilities at amortized cost excluding trade payables	41,226	42,222	45,463	47,915
Financial liabilities at fair value through profit or loss, excluding derivatives	78	78	30	30
Net derivatives	1,960	1,960	1,745	1,745
Assets included in the calculation of net financial debt, excluding derivatives	(5,499)	(5,499)	(5,136)	(5,136)
Effective portion of cash flow hedges	215	215	(85)	(85)
NET FINANCIAL DEBT	37,980	38,976	42,017	44,469

NOTE 26	Employee Benefits

26.1     Key Figures

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Pensions and other post-employment benefits	598	581
Liabilities connected with the employee shareholding plans	40	-
Other employer-related payables and payroll taxes due (1)	1,778	1,559
TOTAL EMPLOYEE BENEFIT OBLIGATIONS	2,416	2,140
Of which non-current employee benefits	535	534
Of which current employee benefits	1,881	1,606
(1) Mainly comprises provisions for paid leave and payroll taxes payable.

26.2     Pensions and other Long-term Employee Benefit Obligations

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.3.16).

Post-employment benefits include:

▪

benefits other than pensions;

▪

retirement bonuses;

▪

other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-75

The expense recognized in connection with the defined contribution plans totaled 1,295 million euros at December 31, 2007 (1,266 million euros at December 31, 2006), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom’s personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing 80% of France Telecom’s liability) are as follows:

▪

a long-term discount rate of 5.0% to 5.5%, and a medium-term discount rate of 4.75% to 5.0%;

▪

long-term inflation rate of 2%;

▪

average expected long-term increase in salaries of 2% to 4%;

▪

expected return on plan assets of 4.9%.

The other main contributory area is the pound sterling area (“UK area”). The assumptions used for the UK area (representing 6% of France Telecom’s liability) are as follows:

▪

discount rate: long-term rate of 5.75%;

▪

long-term inflation rate of 3.25%;

▪

average expected long-term increase in salaries of 3.25%;

▪

expected return on plan assets of 5.50% to 7.25%.

The table below provides details on the movements in value of these commitments:

(in millions of euros)	Post-employment benefits			Long-term benefits	Year ended
	Annuity-based plans	Capital-based plans (1)	Other post-employment benefits		December 31, 2007	December 31, 2006
Benefit obligations at the beginning of the year	397	243	71	232	943	1,114
Service cost	21	17	1	31	70	66
Interest cost	17	13	3	3	36	37
Employee contributions	5	-	-	-	5	5
Amendments	2	15	-	-	17	-
Curtailments/settlements	(14)	-	-	-	(14)	(172)
Actuarial losses/(gains)	(33)	36	(5)	4	2	17
Benefits paid	(27)	(22)	(5)	(22)	(76)	(85)
Changes in the scope of consolidation	(4)	(2)	-	-	(6)	9
Acquisitions/disposals	-	-	-	-	-	(40)
Other (exchange differences)	(16)	-	1	3	(12)	(8)
BENEFIT OBLIGATIONS AT THE END OF THE YEAR (A)	348	300	66	251	965	943
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	348	-	-	-	348	394
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	300	66	251	617	549

Back to Contents

2007 form 20-F / FRANCE TELECOM F-76

Changes in plan assets break down as follows:

(in millions of euros)	Post-employment benefits			Long-term benefits	Year ended
	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006
Fair value of plan assets at the beginning of the year	246	-	-	-	246	204
Actuarial return on plan assets	13				13	30
Employer contributions	40				40	31
Employee contributions	5				5	5
Curtailments/settlements	(10)				(10)	-
Benefits paid	(27)				(27)	(19)
Changes in the scope of consolidation	-				-	-
Acquisitions/disposals	-				-	(2)
Other (exchange differences and gains or losses on plan assets)	(10)				(10)	(3)
FAIR VALUE OF PLAN ASSETS AT THE END OF THE YEAR (B)	257	-	-	-	257	246

France Telecom plans to pay 34 million euros during 2008 for its Defined Benefit plans.

The following table provides a breakdown of plan assets:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
PLAN ASSETS
Equities	45.1%	45.7%
Debt securities	38.0%	37.6%
Real estate	5.6%	4.3%
Other	11.3%	12.4%
TOTAL	100.0%	100.0%

The expected long-term return on plan assets has been determined on a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The corresponding provisions at end-2007 are as follows:

(in millions of euros)	Post-employment benefits			Long-term benefits	Year ended
	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006
Net funded status (A) - (B)	91	300	66	251	708	697
Unrecognized actuarial gains/losses	(13)	(47)	(8)	-	(68)	(81)
Unrecognized prior service cost	-	(39)	(3)	-	(42)	(35)
Asset ceiling adjustment	-	-	-	-	-	-
PROVISIONS	78	214	55	251	598	581
- of which current provisions	-	13	4	65	83	47
- of which non-current provisions	78	201	51	186	515	534

Back to Contents

2007 form 20-F / FRANCE TELECOM F-77

The following table provides a breakdown of the periodic pension cost:

(in millions of euros)	Post-employment benefits			Long-term benefits	Year ended
	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006	December 31, 2005
Service cost	21	17	1	31	70	65	62
Interest cost	17	13	3	3	36	36	35
Expected return on plan assets	(13)	-	-	-	(13)	(13)	(10)
Actuarial (gains)/losses	8	1	-	4	13	2	12
Amortization of unrecognized prior service cost	2	8	-	-	10	6	(12)
Impact of curtailments/settlements	(5)	-	-	-	(5)	(140)	(6)
Other adjustments	-	-	-	-	-	2	-
NET PERIODIC PENSION COST	30	39	4	38	111	(42)	81

Changes in provisions can be broken down as follows:

(in millions of euros)	Post-employment benefits			Long-term benefits	Year ended
	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006
Provision at the beginning of the year	94	200	55	232	581	744
Net periodic pension cost	30	39	4	38	111	(42)
Employer contributions	(40)	-	-	-	(40)	(32)
Benefits directly paid by the employer	-	(22)	(5)	(22)	(49)	(63)
Changes in the scope of consolidation	(3)	(3)	-	-	(6)	7
Acquisitions/disposals	-	-	-	-	-	(26)
Other	(3)	-	1	3	1	(7)
PROVISION AT THE END OF THE YEAR	78	214	55	251	598	581

NOTE 27	Share-based Compensation

The share-based compensation expense breaks down as follows:

(in millions of euros)	December 31, 2007	December 31, 2006	December 31, 2005
Free Share Award Plans
France Telecom	146	-	-
ECMS	3	-	-
Employee shareholding plan	107	-	106
Stock option plans (1)
France Telecom 2005	18	19	3
France Telecom 2007	5	-	-
Orange	-	7	32
France Telecom (formerly Wanadoo)	-	3	6
Other	-	1	11
TOTAL SHARE-BASED COMPENSATION	279	30	158
(1) Equity-settled plans.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-78

The share-based compensation expense is recognized in the income statement with a corresponding increase in equity, except for the employer’s contribution due by France Telecom S.A. related to the Employee shareholding plan granted in 2007 (40 million euros) which is accounted for as a liability under employee benefits.

27.1     Stock Option Plan

27.1.1     Plans set up in 2007

France Telecom S.A.

France Telecom S.A. has granted 10,093,300 stock options in 2007 to certain executive officers and employees of the Group. The options may be exercised during a period of 10 years beginning on May 21, 2010 and ending on May 21, 2017.

The exercise price has been set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period of 4 years as of May 21, 2007. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least 3 years as of May 21, 2007.

The grant date is deemed to be the date when the main terms of the offer are announced to the employees, i.e. June 29, 2007. The average fair value of the stock options granted during the year is 2.69 euros.

The plan has been valued using a binomial model.

The expense recognized in 2007 is 4.5 million euros. A further expense estimated at 20.8 million euros will be recognized over the vesting period until May 21, 2010.

The following assumptions were used:

Price of underlying at the grant date	20.40 euros
Exercise price	21.61 euros
Expected volatility (1)	21%
Option term (contractual or expected)	9.89 years
Turnover rate (annual)	1.50%
Expected dividend payout rate	6.00%
Risk-free yield	4.50%

(1)   Multi-criteria analysis using the implied volatility of financial instruments at the measurement date, the historical volatility for the year preceding the measurement date, the historical volatility over the longest available period preceding the measurement date, and the current historical volatility for the period between mid-May 2003 and the measurement date.

TP S.A.

TP S.A. granted 6,047,709 stock options to certain executive officers, exercisable for a period of ten years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 6.03 euros (closing price at December 31, 2007) and the average fair value of options granted during the year amounts to 1.22 euros.

The plan has been valued using a binomial model.

The expense recognized in 2007 is 0.4 million euros. A further expense estimated at 6.0 million euros will be recognized over the vesting period, i.e. until October 9, 2010.

The following assumptions were used:

Price of underlying at the grant date	6.08 euros
Exercise price	6.03 euros
Expected volatility (1)	30%
Option term (contractual or expected)	10 years
Turnover rate (annual)	4.06%
Expected dividend payout rate	6.00%
Risk-free yield	5.59%
(1) Corresponds to the average volatility over the past five years.

27.1.2     Plans set up before 2007

France Telecom – 2005 plan

The scope of the France Telecom S.A. 2005 stock option plan was enlarged in 2006 following the consolidation of the Amena group.

The weighted average exercise price is 23.46 euros.

If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The vesting period is achieved after a three-year period.

France Telecom (ex-Wanadoo)

Following the purchase of the minority interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options, which are exercisable for a period of ten years from 2006, are equity-settled.

Orange

Orange stock option plans, which are exercisable since 2006, can be broken down into four categories: “International”, “France”, “USA” and “Sharesave”.

Following the purchase of the minority interests in Orange, France Telecom has proposed a liquidity contract to the holders of Orange’s stock options and then issued in September 2005 options liquidity instruments enabling the delivery of France Telecom S.A.’s shares.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-79

Plan	Number of options granted	Remaining term to maturity (months)	End of vesting period
International	85,693,210	12 to 29	2006
France	45,983,363	31 to 61	2006
USA	3,621,755	4 to 28	2006
Sharesave UK Save – 5 years	4,037,379	-	2006
Sharesave UK Save – 3 years	5,839,507	-	2006
Sharesave Netherlands	232,186	-	2006

Mobistar

Mobistar granted 849,883 stock options in 2000, which have been fully vested since July 2005.

27.1.3     Movements in Stock Option Plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2007, 2006 and 2005.

STOCK OPTION PLAN	Year ended
	December 31, 2007		December 31, 2006		December 31, 2005
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
FRANCE TELECOM PLAN (2005/2007)
Options outstanding at the beginning of the year	14,551,905	23.46	14,516,445	23.46	-	-
Granted	10,093,300	21.61	536,930	23.46	14,516,445	23.46
Exercised	(91,640)	-	-	-	-	-
Cancelled, lapsed	(889,310)	22.68	(501,470)	23.46	-	-
Options outstanding at the end of the year	23,664,255	22.70	14,551,905	23.46	14,516,445	23.46
FRANCE TELECOM PLAN (EX-WANADOO)
Options outstanding at the beginning of the year	6,880,597	21.82	8,431,102	20.55	10,285,794	19.71
Additional options based on the purchase ratio	-	-	-	-	31,161	20.49
Exercised	(1,326,010)	14.99	(1,333,712)	14.20	(1,630,683)	14.93
Cancelled, lapsed	(685,428)	45.43	(199,686)	19.45	(255,170)	20.04
Expired	-	-	(17,107)	16.47	-	-
Options outstanding at the end of the year	4,869,159	20.36	6,880,597	21.82	8,431,102	20.55
ORANGE PLAN (1)
Options outstanding at the beginning of the year	57,940,516	8.80	75,763,520	8.80	98,938,143	8.77
Granted			-	-	-	-
Exercised	(14,101,219)	8.12	(5,114,738)	6.59	(19,745,686)	8.67
Cancelled, lapsed	(4,000,321)	9.73	(12,708,266)	9.76	(3,428,937)	8.60
Options outstanding at the end of the year	39,838,976	8.94	57,940,516	8.80	75,763,520	8.80
TP S.A. PLAN
Granted	6,047,709	6.03 (2)	-	-	-	-
Exercised	-	-	-	-	-	-
Cancelled, lapsed	(14 686)	-	-	-	-	-
Options outstanding at the end of the year	6,033,024	6.03	-	-	-	-
MOBISTAR PLAN
Options outstanding at the beginning of the year	1,831	34.15	18,097	34.15	255,826	34.15
Granted	-	-	-	-	-	-
Exercised	(1,831)	34.15	(16,266)	34.15	(237,866)	34.15
Cancelled, lapsed	-	-	-	-	137	34.15
Options outstanding at the end of the year	-	-	1,831	34.15	18,097	34.15
ECMS (MOBINIL)
Options outstanding at the beginning of the year	-	-	493,750	5.35	493,750	6.10
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Cancelled, lapsed	-	-	(493,750)	5.35	-	-
Options outstanding at the end of the year	-	-	-	-	493,750	5.35

(1)   Due to the issuance of the option liquidity instruments and the France Telecom’s choice to grant new shares, the exercise of these options leads to issuance of France Telecom S.A.’s shares.(2)   Exchange rate used: closing rate at December 31, 2007.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-80

27.1.4     Options Exercisable at Year-end

Options exercisable at year-end were as follows:

OPTIONS PLANS	Year ended December 31, 2007
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan	23,664,255	101	21.61 – 23.48	-
France Telecom plan (ex-Wanadoo)	4,869,159	51	13.84 – 48.70	4,869,159
Orange plan	39,838,976	35	4.30 – 10.00	39,838,976
TP S.A. plan	6,033,024	117	6.03	-

OPTIONS PLANS	Year ended December 31, 2006
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan	14,551,905	106	23.46 – 23.48	-
France Telecom plan (ex-Wanadoo)	6,880,597	61	13.84 – 48.70	6,880,597
Orange plan	57,940,516	43	4.72 – 10.00	50,223,541
Mobistar plan	1,831	18	34.15	1,831

OPTIONS PLANS	Year ended December 31, 2005
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan	14,516,445	118	23.46 – 23.48	-
France Telecom plan (ex-Wanadoo)	8,431,102	74	13.84 – 48.70	6,483,843
Orange plan	75,763,520	68	4.48 – 10.00	54,506,222
Mobistar plan	18,097	30	34.15	18,097
ECMS (Mobinil) plan	493,750	59	5.35	-

Back to Contents

2007 form 20-F / FRANCE TELECOM F-81

27.2     Employee Shareholding Plan

27.2.1

Employee Shareholding Plan granted in 2007

Following the June 2007 sale by the French State of 130 million of its France Telecom shares, representing 5.0% of the share capital, the State launched a share offer for employees and former employees of the France Telecom Group. The share offer related to 14.4 million shares, representing 0.56% (undiluted) of the total number of shares making up the share capital of France Telecom S.A. at June 30, 2007.

The shares were offered at a unit price of 20.39 euros, which represents a discount of 4.31 euros to the share price on the grant date (24.70 euros).

The grant date is deemed to be the date when the French Securities Regulator (AMF) approved the securities note, i.e. December 6, 2007. The number of shares purchased amounts to 14.4 million, which will be completed by a maximum of 0.6 million bonus shares offered by the State to employees holding the shares purchased during a three-year period.

The average fair value of the benefit granted to employees and former employees of the Group is 7.07 euros per share (including the bonus shares).

After the deduction of a non-transferability cost of 9 million euros, the expense recognized in 2007 in respect of this operation is 107 million euros, taking account of a France Telecom contribution of 40 million euros.

The assumptions used to measure the fair value are as follows:

Price of underlying at the grant date	24.70 euros
Subscription price	20.39 euros
Expected dividend payout rate	6.00%
Risk-free yield	3.94%
Average rate on employee loans (1)	6.25%
(1) Corresponds to the retail borrowing rate used to calculate the non-transferability cost.

27.2.2

Employee Shareholding Plan granted in 2005

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

The shares were offered at a unit price of 19.79 euros, which represents a discount of 4.10 euros to the cash price of the shares on the grant date (23.89 euros).

The grant date is deemed to be September 8, 2005. The subscription period ran from September 15, 2005 through September 27, 2005. The shares were delivered and paid for on November 7, 2005. The number of shares purchased amounts to 16.7 million, which will be completed by a maximum of 1.1 million bonus shares offered by the State to employees holding the shares purchased during a three-year period.

The average fair value of the benefit granted to employees and former employees of the Group is 6.67 euros per share (including the bonus shares).

The expense recognized in 2005 in respect of this operation amounted to 106 million euros.

27.3     Free Share Award Plans

France Telecom S.A. – France Plan

France Telecom has set up a free share award plan covering 10.8 million shares, which represents 0.4% of the share capital. The plan covers approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

The free share award plan will not vest until April 25, 2009, and are contingent upon:

▪

performance conditions: achievement of the cash flow set out in the NExT plan in 2007 and 2008, and cost of the plan to be covered by additional cash flow generated over the same period - the cash flow performance condition has been met in 2007;

▪

beneficiaries must be contractually employed by the Group at the end of the vesting period.

The shares awarded may not be sold for a period of two years after the vesting date, i.e. April 25, 2011.

The grant date is deemed to be date when the main terms of the plan are announced personally to the employees, i.e. June 19, 2007.

The fair value of the plan has been determined using a binomial model based on the following assumptions:

Price of underlying at the grant date	21.32 euros
Subscription price (zero in the case of free share award plan)	0.00
Expected dividend payout rate	6.00%
Risk-free yield	4.47%
Lending-borrowing rate (1)	4.91%
(1) Corresponds to the lending-borrowing rate on France Telecom shares used to calculate the non-transferability cost.

The fair value amounts to 18.72 euros per share including a non-transferability cost of 0.36 euros. The non-transferability discount has been estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on the market data presented above.

The expense recognized in 2007, with a corresponding entry in equity, amounts to 146 million euros. A further expense estimated at 48 million euros will be recognized over the period to April 25, 2009.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-82

ECMS

In 2007, ECMS granted a free share award plan covering 417,000 shares which will vest progressively over a period of 40 months.

The fair value of this plan has been determined using a binomial model.

The expense recognized in 2007, with a corresponding entry in equity, amounts to 2.8 million euros. A further expense estimated at 4.8 million euros will be progressively recognized over the period to August 22, 2010.

France Telecom S.A. – International Plan

France Telecom granted a free share award plan covering 1.8 million shares, which represents less than 0.1% of France Telecom S.A.’s share capital. The plan was offered to approximately 45,000 employees and executive officers of the France Telecom Group’s foreign law companies and consortia (International plan).

The vesting conditions are identical to those proposed for the France plan.

As the date of the individual information of beneficiaries, corresponding to the grant date, is scheduled in 2008, no expense is recognized in 2007.

NOTE 28	Provisions

28.1     Provisions break down as follows:

(in millions of euros)	Notes	December 31, 2006	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in the scope of consolidation, reclassifications and translation adjustments	December 31, 2007
Early retirement plan	28.2 and 32	2,309	-	(893)	(19)	69	-	1,466
Other employment termination benefits	28.2	20	-	(14)	(2)	-	2	6
Restructuring provisions	28.3	253	54	(110)	(7)	2	(1)	191
Provisions for claims and litigation	33	375	186	(56)	(51)	-	18	472
Provisions for dismantling and restoring sites	28.4	484	-	(17)	-	13	52	532
Other provisions		581	199	(120)	(96)	(1)	26	589
TOTAL PROVISIONS		4,022	439 (1)	(1,210)	(175) (2)	83	97	3,256
o/w non-current provisions		2,206	80	(988)	(53)	83	329	1,657
o/w current provisions		1,816	359	(222)	(122)	-	(232)	1,599

(1)   Including a negative impact on operating income and consolidated net income after tax of 400 million euros and 439 million euros respectively.

(2)   Including a positive impact on operating income and consolidated net income after tax of 168 million euros and 175 million euros respectively.

28.2     Provisions for Employment Termination Benefits

Provisions for employment termination benefits (see Note 2.3.16) are composed of:

▪

early retirement plans in France for civil servants and employees under contract;

▪

other termination benefits.

The assumptions used are as follows:

▪

short-term discount rate: 4.75%;

▪

inflation rate: 2.00%;

▪

weighted average rate of salary increase: 2.00%.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-83

The table below provides details of movements in the value of these commitments:

(in millions of euros)	Termination benefits		Year ended
	Early retirement plan	Other employment termination benefits	December 31, 2007	December 31, 2006
Benefit obligations at the beginning of the year	2,309	20	2,329	2,926
Service cost	-	1	1	-
Interest cost	69	-	69	73
Employee contributions	-	-	-	-
Amendments	-	-	-	-
Curtailments/settlements	-	-	-	-
Actuarial losses/(gains)	(19)	(2)	(21)	294
Benefits paid	(893)	(14)	(907)	(965)
Changes in the scope of consolidation	-	-	-	-
Acquisitions/disposals	-	-	-	-
Other (exchange differences)	-	1	1	1
Benefit obligations at the end of the year (A)	1,466	6	1,472	2,329
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	1,466	6	1,472	2,329
PROVISIONS AT THE END OF THE YEAR	1,466	6	1,472	2,329
- o/w current provisions	670	1	671	911
- o/w non-current provisions	796	5	801	1,418

There are no plan assets associated with termination benefits.

The net periodic cost of these benefits is summarized in the table below:

(in millions of euros)	Termination benefits		Year ended
	Early retirement plan	Other employment termination benefits	December 31, 2007	December 31, 2006	December 31, 2005
Service cost	-	1	1	-	-
Interest cost	69	-	69	73	97
Expected return on plan assets	-	-	-	-	-
Actuarial (gains)/losses	(19)	(2)	(21)	294	187
Amortization of unrecognized prior service cost	-	-	-	-	-
Impact of curtailments/settlements	-	-	-	-	-
Asset ceiling adjustment	-	-	-	-	-
NET PERIODIC COST	50	(1)	49	367	284

Back to Contents

2007 form 20-F / FRANCE TELECOM F-84

28.3     Restructuring Provisions

(in millions of euros)	December 31, 2006	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2007
Employee termination benefits	10	5	(13)	-	-	1	3
Site reorganization costs	10	16	(13)	(1)	-	(1)	11
Other	4	-	-	(3)	-	(1)	-
Sub-total PSC excl. France (1)	24	21	(26)	(4)	-	(1)	14
Employee termination benefits	5	4	-	-	-	(4)	5
Site reorganization costs	38	-	(11)	-	-	2	29
Sub-total ECS excl. France (2)	43	4	(11)	-	-	(2)	34
Employee termination benefits	76	2	(34)	(1)	2	-	45
Other	-	-	-	(1)	-	3	2
Sub-total TP S.A. (3)	76	2	(34)	(2)	2	3	47
Employee termination benefits	20	6	-	-	-	-	26
Site reorganization costs	25	17	(14)	(1)	-	-	27
Other	54	-	(20)	-	-	-	34
Sub-total France Telecom S.A. (4)	99	23	(34)	(1)	-	-	87
Other entities	11	4	(5)	-	-	(1)	9
TOTAL	253	54	(110)	(7)	2	(1)	191

(1)   At December 31, 2007, mainly concerns costs related to vacant leased properties in the United Kingdom.

(2)   At December 31, 2007, mainly concerns costs related to vacant leased properties, principally at Equant.

(3)   At December 31, 2007, mainly comprises planned employee termination costs relating to TP S.A. from 2008 to 2009 in accordance with the restructuring plan (approximately 3,350 people).

(4)   At December 31, 2007, mainly comprises:
– departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32.4);
– costs related to leased property that has become vacant;
– contributions to the Works Committee in respect of early retirement plans.

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

At December 31, 2007, the provision booked for dismantling and restoring sites mainly covered costs relating to:

▪

restoring mobile telephony antennae sites: 215 million euros (229 million euros at December 31, 2006);

▪

dismantling telephone poles: 156 million euros (119 million euros at December 31, 2006);

▪

management of waste electrical and electronic equipment: 65 million euros (60 million at December 31, 2006);

▪

dismantling public telephones: 62 million euros (54 million euros at December 31, 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-85

NOTE 29	Other Liabilities and Deferred Income

29.1     Other Liabilities

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
VAT payable	952	1,061
Taxes other than on income	351	389
Cable network access fees	653	705
Deferred gains and losses on securities (1)	157	232
Other	594	682
TOTAL OTHER LIABILITIES	2,707	3,069
Of which non-current liabilities	870	959
Of which current liabilities	1,837	2,110

(1)   At December 31, 2007, this item mainly comprises the deferred gain following the merger of FT España, FTOT and Amena (see Note 4) for an amount of 129 million euros. At December 31, 2006, it mainly comprised the deferred gain following the merger of FT España, FTOT and Amena (see Note 4) for an amount of 129 million euros and the deferred gain on shares in Tower Participations SAS for an amount of 53 million euros (see Note 8).

29.2     Deferred Income

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006
Prepaid telephone cards	634	631
Service access fees	1,000	1,041
Deferred revenue (1)	1,564	1,444
Other	77	61
TOTAL	3,275	3,177
(1) Including loyalty programs for an amount of 418 million euros at December 31, 2007 and 400 million euros at December 31, 2006.

NOTE 30	Equity

At December 31, 2007, the share capital of France Telecom S.A. amounted to 10,457,395,644 euros, comprising 2,614,348,911 ordinary shares with a par value of 4 euros each. For the year ended December 31, 2007, the weighted average number of ordinary shares outstanding amounted to 2,601,559,094, and the weighted average number of ordinary and dilutive shares amounted to 2,763,924,859.

At December 31, 2007, the French State owned 27.34% of France Telecom’s share capital either directly or indirectly through ERAP and 27.45% of the voting rights.

30.1     Changes in Share Capital

In 2007, France Telecom S.A. issued 7,675,781 new shares including 1,326,010 shares underlying the subscription options for Wanadoo shares transferred to France Telecom, 6,258,131 shares underlying the options liquidity instruments held by Orange stock option holders, and 91,640 shares underlying the subscription options for France Telecom S.A. shares (following accelerated exercise of the options due to the sale of the Dutch subsidiaries on October 1, 2007).

The resulting capital increase was noted by the Board of Directors on January 21, 2008.

30.2     Treasury Shares

The Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 authorized a share buyback program for up to 10% of France Telecom’s capital, valid until October 21, 2007. On May 21, 2007, it renewed this authorization until November 20, 2008. The description of France Telecom’s share buy back program was published on May 21, 2007. During 2007, France Telecom bought back 9,113,884 shares under the program.

In May 2007, France Telecom also entered into a liquidity contract for its ordinary shares with a financial institution. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-86

At December 31, 2007 France Telecom held 1,415,000 treasury shares under the liquidity contract. The unused balance allocated to the liquidity account has been invested in liquidity money market funds.

At December 31, 2007, France Telecom S.A. held 10,528,884 treasury shares, recorded as a reduction in equity.

At December 31, 2006, France Telecom S.A. did not hold any treasury shares.

At December 31, 2005, France Telecom S.A. did not hold any treasury shares.

30.3     Earnings per Share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

(in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Net income of continuing operations used for calculating basic earnings per share (a)	6,300	1,033	5,182
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	193	-	190
- OCEANE bonds (2)	25	12	12
- Orange liquidity contract (3)			(1)
Net income of continuing operations used for calculating diluted earnings per share (b)	6,518	1,045	5,383
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	-	3,106	527
Net income used for calculating basic earnings per share (a) + (c)	6,300	4,139	5,709
Net income used for calculating diluted earnings per share (b) + (c)	6,518	4,151	5,910

(1)   The TDIRAs were considered dilutive at December 31, 2005 and 2007. However, at December 31, 2006, they were considered as anti-dilutive and were therefore excluded from the calculation of diluted earnings per share at that date.

(2)   See Note 21.

(3)   See Note 27.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Weighted average number of ordinary shares outstanding – basic	2,601,559,094	2,604,227,117	2,503,350,896
Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	110,067,701	-	129,514,587
OCEANE bonds (2)	44,688,733	44,688,733	44,591,205
France Telecom stock option plans and similar (3)	3,901,336	2,823,071	8,660,528
Treasury shares held to cover free share award plans (4)	3,707,995	-	-
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED	2,763,924,859	2,651,738,921	2,686,117,216

(1)   TDIRAs represented 110,067,701 shares at December 31, 2007, 128,943,080 shares at December 31, 2006 and 129,514,587 shares at December 31, 2005.

(2)   See Note 21.

(3)   See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

(4)   See Note 27.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-87

30.4     Dividends

France Telecom S.A.’s Ordinary Shareholders’ Meeting held on May 21, 2007 decided to pay shareholders a cash dividend of 1.20 euro per share in respect of 2006. The dividend was paid on June 7, 2007 in the total amount of 3,117 million euros.

The Annual Ordinary Shareholders’ Meeting held on April 21, 2006 decided to pay France Telecom shareholders a cash dividend of 1 euro per share in respect of 2005. The dividend was paid on May 10, 2006 in the total amount of 2,602 million euros.

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 22, 2005, decided to pay France Telecom S.A. shareholders a cash dividend in respect of 2004 of 0.48 euros per share outstanding on the date of said meeting. The dividend was paid on June 3, 2005.

30.5     Cumulative Translation Adjustment

At December 31, 2007, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (664) million euros. Of the total, (141) million euros at December 31, 2007 concerned goodwill relating to Orange UK.

At December 31, 2006, the positive translation adjustment was mainly due to the variation of the pound sterling for an amount of 390 million euros. Of the total, 272 million euros at December 31, 2006 concerned goodwill relating to Orange UK.

At December 31, 2005, the positive translation adjustment was mainly due to the variation of the pound sterling for an amount of 914 million euros. Of the total, 478 million euros at December 31, 2005 concerned goodwill relating to Orange UK.

30.6     Gains and Losses recognized directly in Equity

30.6.1     Assets available for sale reserve

Gains or losses on securities (in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Bull	30	52	87
Steria	11	20	19
MobilCom AG	11	15	12
Other	28	31	5
TOTAL	80	118	123

30.6.2     Cash flow hedge reserve

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow hedge reserve. For France Telecom S.A., this mainly comprises the effective portion of cross-currency interest rate swaps which qualify for hedge accounting.

When the hedging relationship is discontinued either because the hedging instrument has been wound up or it no longer qualifies for hedge accounting, but the hedged item remains on the balance sheet, the portion held in the cash flow hedge reserve is amortized over the remaining term of the hedging relationship as documented at inception.

Cash flow hedge reserve (in millions of euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Effective portion of cross-currency interest rate swaps	220	(61)	(139)
Amortization of the reserve relating to discontinued hedges	(12)	(31)	(53)
France Telecom S.A.	208	(92)	(192)
TP S.A.	3	(6)	(8)
TOTAL	211	(98)	(200)

The deferred tax relating to the cash flow hedge reserve amounted to:

▪

(72) million euros at December 31, 2007, relating to France Telecom S.A.

▪

32 million euros at December 31, 2006, mainly including 30 million euros for France Telecom S.A.

▪

68 million euros at December 31, 2005, mainly including 66 million euros for France Telecom S.A.

30.7     Minority Interests

30.7.1

Minority interests on the income statement

At December 31, 2007, net income attributable to minority interests relates mainly to TP Group (315 million euros) and Mobistar (144 million euros).

At December 31, 2006, net income attributable to minority interests related mainly to TP Group (206 million euros), Mobistar (149 million euros), and PagesJaunes (105 million euros).

At December 31, 2005, net income attributable to minority interests related mainly to TP Group (294 million euros), Mobistar (132 million euros), and PagesJaunes (121 million euros).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-88

30.7.2     Dividends

At December 31, 2007, dividends paid out to minority shareholders mainly concern TP Group (273 million euros), Mobistar (142 million euros, Sonatel (88 million euros) and ECMS (71 million euros).

At December 31, 2006, dividends paid out to minority shareholders mainly concerned TP Group (190 million euros), PagesJaunes (131 million euros), Mobistar (76 million euros) and ECMS (66 million euros).

At December 31, 2005, dividends paid out to minority shareholders mainly concerned PagesJaunes (119 million euros), ECMS (65 million euros) and Mobistar (63 million euros).

30.7.3

Minority interests reflected on the balance sheet

At December 31, 2007, minority interests relate mainly to TP Group (2,000 million euros), FT España (1,153 million euros), Sonatel (528 million euros), and Mobistar (393 million euros).

At December 31, 2006, minority interests related mainly to TP Group (2,002 million euros), FT España (1,587 million euros), Sonatel (476 million euros), and Mobistar (391 million euros).

At 31 December 2005, minority interests related mainly to TP Group (1,868 million euros), Amena (569 million euros), Mobistar (369 million euros), and PagesJaunes (186 million euros).

NOTE 31	Additional Cash Flow Disclosures

31.1     Year ended December 31, 2007

France Telecom offset 178 million euros of various tax receivables against payment of VAT liabilities for May and June 2007.

31.2     Year ended December 31, 2006

France Telecom used 235 million euros from the reimbursement of its carryback receivable recognized in respect of 2000, which matured in 2006, against payment of VAT payables for May and June.

31.3     Year ended December 31, 2005

31.3.1

Deconsolidation of France Telecom’s Carryback receivable in Respect of 2001

In December 2001, France Telecom sold its carryback receivables to a credit institution. These items were recognized in respect of 2000 and 2001, and were booked on the balance sheet in “Other non-current financial assets and derivatives”, with a contra-entry in financial debt. Following an amendment to the sale contract in June 2005, the carryback receivable recognized in respect of 2001 was removed from the balance sheet, leading to: (i) a decrease in “Other non-current financial assets and derivatives” for the face value of the receivable, i.e. 1,471 million euros; (ii) a decrease in net financial debt for the amount of the debt on the transaction date, i.e. 1,324 million euros; and (iii) the recognition of an interest expense of 147 million euros .

31.3.2     Exchange of Sonaecom Shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix for shares in the parent company Sonaecom (see Notes 4 and 8). The shares exchanged were valued at 250 million euros.

31.3.3     Delivery of STMicroelectronics Shares

France Telecom redeemed bonds exchangeable for STMicroelectronics shares by delivering STMicroelectronics shares on August 11, 2005 (see Notes 4 and 8). The shares exchanged were valued at 366 million euros.

NOTE 32	Off-balance Sheet Commitments and Contractual Obligations

At December 31, 2007, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material effect on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule of commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt after derivatives, early retirement plans, pensions and other post-employment benefits, and the TDIRA equity component.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-89

	Commitments and contractual obligations reflected on the balance sheet at December 31, 2007
(in millions of euros)	Balance Sheet at December 31, 2007		Schedule of undiscounted future cash flows
	Note	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Gross financial debt after derivatives	20.2	43,264	10,916	12,142	9,985	22,111
o/w:Credit line drawdowns (1)	22	2,398	748	1,374	276
OCEANE bonds and TDIRAs (2)	20.2 & 21	4,496	222	1,275
Finance leases	20.2	1,525	126	274	305	1 080
Amena price guarantee (3)	10 & 20.2	516	516
Early retirement plan	28	1,466	669	787	107
Pensions and other post-employment benefits	26	598	118	215	135	333
Equity component of OCEANE bonds and TDIRAs (2)	21	1,254		97
TOTAL		46,582	11,703	13,241	10,227	22,444

(1)   Before accounting for the impact of derivatives.

(2)   Maximum amounts assuming no conversion or exchange. As the TDIRAs are undated, redemptions are not included in the schedule.

(3)   Earliest date on which the guarantee may be exercised. See below.

Amena price guarantee

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

If France Telecom decides to acquire the shares, it undertakes to pay a price per share at least equal to 90% of the price it paid for the Auna shares in 2005 plus capitalized annual interest of 4.5% (the “Guaranteed Price”). If it decides not to acquire the shares, France Telecom undertakes to indemnify the minority shareholders, if they actually sell their shares, for any negative difference between the price of the “Bona Fide Offer” and the “Guaranteed Price”. This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at December 31, 2007 for an amount of 516 million euros.

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

As from three years and seven months after November 8, 2005 and until the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares and (ii) the Guaranteed Price.

32.1     Investment, Purchase and Leasing Commitments

(in millions of euros)	Payments due by maturity at December 31, 2007
	Note	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Operating lease commitments	32.1.1	6,023	1,144	2,006	1,190	1,683
Investment commitments	32.1.2	1,472	1,195	63	11	203
Commitments related to the purchase and leasing of goods a and services	32.1.3	2,928	1,586	772	261	309
TOTAL		10,423	3,925	2,841	1,462	2,195

Back to Contents

2007 form 20-F / FRANCE TELECOM F-90

32.1.1     Commitments related to Leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2007:

(in millions of euros)	At December 31, 2007
	Finance leases (1)	Operating leases (2)
2008	126	1,144
2009	136	1,012
2010	138	994
2011	147	664
2012	158	526
2013 and beyond	1,080	1,683
Total minimum future lease payments (3)	1,785	6,023
Less interest payments	(260)
NET PRESENT VALUE OF MINIMUM COMMITMENTS	1,525	6,023

(1)   Included in financial debt (see Note 20).

(2)   Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(3)   Includes lease payments corresponding to the Orange Switzerland and FT SA QTE Leases, for which deposits have already been provided (see Notes 16 and 18).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. The Group may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 297 million euros at December 31, 2007 (327 million at December 31, 2006). Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2007 amounted to 1,260 million euros (1,270 million euros for the year ended December 31, 2006).

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

Moreover, in certain exceptional cases, the Group is committed to carry out or to vote in favor of valued investment programs. More particularly, as part of the acquisition of TP Group, France Telecom undertook to the Polish Treasury to vote in favor of a multi-annual investment program of 27 billion zlotys covering the period from January 1, 2001 to December 31, 2007. This undertaking has been fulfilled. At December 31, 2007, the total amount of investments made by TP Group, including the purchase by TP S.A. from FTMI of its 34% holding in PTK Centertel and the purchase by TP S.A. of the minority interests in Wirtualna Polska, amounted to 33 billion zlotys. FT España is committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. At December 31, 2007, the residual amount of this commitment was 128 million euros.

32.1.3

Commitments related to the Purchase and Leasing of Goods and Services

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2007 relate to the following:

▪

the purchase of transmission capacity for an overall amount of 1,268 million euros, of which 713 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

▪

purchases of mobile telephony equipment for an aggregate amount of 268 million euros; and

▪

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 180 million euros.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-91

32.2     Guarantees

(in millions of euros)	Commitments due by maturity at December 31, 2007
	Note	Total/Ceiling	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Guarantees given to third parties by France Telecom
- in the ordinary course of business (1)	32.2.1	125	33	10	5	77
- in relation to disposals (2)	32.2.2	1,420	288	731	261	140
- France Telecom S.A. QTE leases	32.2.3	1,348	41	16	-	1,291
TOTAL		2,893	362	757	266	1,508
(1) This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method. (2) Capped guarantees.

32.2.1

Guarantees given in the Ordinary Course of Business

The Group’s main commitments relating to borrowings are set out in Notes 20, 21, 22 and 24.

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

32.2.2     Guarantees granted on Disposals

Asset and liability warranties

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to the Group’s results and financial position. The following table sets out the ceilings and expiration dates applicable to the main warranties granted at December 31, 2007:

(in millions of euros)	Beneficiary	Ceilings and expiration dates
		Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Asset/investment sold
- TDF (1)	Tower Participations and subsidiaries	631		631
- Dutch businesses (2)	Deutsche Telekom	400				400
- Casema (1)	Cable Acquisitions	250	250
- Orange Denmark (1)	TeliaSonera	91		91
- Other		48	38	9	1
TOTAL		1,420	288	731	1	400

(1)   At December 31, 2007, the only specific warranties outstanding were given in relation to taxation, social security, environmental law and competition law.

(2)   The 400 million euros ceiling only applies to warranties concerning taxes. Other warranties are capped at 260 million euros and expire in 2009.

Other warranties

On the disposal of PagesJaunes Group to Mediannuaire (see Note 4), France Telecom undertook to compensate Mediannuaire in the event of failure to comply with the warranties, within a maximum limit of 450 million euros. This commitment expired during 2007 without being called upon.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-92

32.2.3     France Telecom S.A. QTE Leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2007, these guarantees (denominated in US dollars) represented 1,348 million euros (1,521 million euros at December 31, 2006).

32.3     Commitments in Respect of Securities

At December 31, 2007, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2007, the main agreements concerned Mobinil (Egypt), Sonaecom (Portugal) and ONE (Austria).

Amount of Conditional Commitments to acquire or subscribe to Securities

(in millions of euros)	Commitments due by maturity at December 31, 2007
	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Conditional commitments to acquire or subscribe to securities (1) (2)	404		6		398

(1)   When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

(2)   Mainly comprises Mobinil (Egypt) in the event of a change of control of one of the parties.

Mobinil (Egypt)

The shareholders’ agreement which governs relationships between France Telecom and Orascom provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS (a listed company whose total market capitalisation was 2.6 billion euros on December 31, 2007 and which was 51%-owned by Mobinil, which in turn is 71.25%-owned by France Telecom). On this basis, France Telecom’s maximum commitment at December 31, 2007 would amount to 378 million euros.

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares. The initial price offered may not be less than the market value of the shares, determined on the basis of the share price of ECMS . On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision. (see Note 33 “Litigation and claims”).

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

ONE

Upon their acquisition of the entire share capital of ONE, the investment fund Mid Europa Partners and France Telecom entered into a shareholders’ agreement which contains clauses governing transfers of the shares. Under the agreement, the parties have undertaken not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom has granted Mid Europa Partners a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-93

32.4     Commitments Relating to Employees other than Pensions and other Post-employment Benefits

Commitments relating to the Public Service Secondment Plan

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she holds at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

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

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2007, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 144 million euros, of which 22 million euros is covered by a provision at December 31, 2007.

Individual Right to Training for Employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 2.3 million hours at December 31, 2007.

In accordance with the accounting policies set out in Note 2, at December 31, 2007 no provisions were recognized relating to statutory training rights in France Telecom’s financial statements.

32.5     Assets covered by Commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2007.

(in millions of euros)	Note	Year ended
		December 31, 2007	December 31, 2006
Assets held under finance leases	32.5.1	573	627
Non-current pledged or mortgaged assets	32.5.2	1,553	542
Collateralized current assets		377	114
Outstanding sold receivables (1)		2,653	2,823
TOTAL		5,156	4,106
Pledged consolidated shares		1	89
(1) Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

32.5.1     Assets held under Finance Leases

The amount of assets held under finance leases includes, notably, 219 million euros in respect of Orange UK’s in-substance defeasance operation at December 31, 2007 (282 million euros at December 31, 2006).

Back to Contents

2007 form 20-F / FRANCE TELECOM F-94

32.5.2     Non-current pledged or Mortgaged Assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

(in millions of euros)	Year ended December 31, 2007
	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	Percentage (a)/ (b)
Intangible assets, net (excluding goodwill)	1	16,658	0%
Property, plant and equipment, net	1	27,849	0%
Non-current loans and receivables (1)	1,551	1,960	79%
Other (2)		39,621	N/A
TOTAL NON-CURRENT ASSETS	1,553	86,088	2%
(1) Ses 20.3 and 33. (2) This item includes net goodwill, interests accounted for by the equity method and assets held for sale, assets available for se Noteale and net deferred tax assets.

NOTE 33	Litigation and Claims

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2007, provisions totalling 472 million euros (compared with 375 million euros at December 31, 2006) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom does not provide details of the provisions, as it considers that their disclosure on a case-by-case basis could seriously harm the Group.

The litigation and claims that could have a significant effect on France Telecom’s financial position are described below.

Litigation related to Competition Law

A number of claims have been issued against France Telecom by competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order together with financial penalties in case of non-compliance. If the claims are upheld, France Telecom may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

European Commission Procedures and Requests for Information

▪

In January 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused in particular on the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

In its August 2, 2004 decision the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1.140 billion euros plus interest, pending a more precise calculation. The precise quantification of the alleged aid has been the subject of extensive but inconclusive discussions between the French government and the European Commission, with the French authorities contesting the relevance of the method and reliability of the indicative figures proposed by the Commission.

In January 2005, France Telecom lodged an appeal against this decision with the European Court of First Instance. For its part, the French State had filed an equivalent appeal in October 2004. In October 2006, the European Commission asked the European Court of Justice to rule that the French authorities had failed to execute its decision.

On October 18, 2007, the European Court of Justice concluded that the French authorities had failed to respect their obligation to execute this decision within the prescribed time limits. Following the October 18 ruling, France Telecom placed in an escrow account, pending the final decision on the substance of the matter, the amount of 757 million euros corresponding to the net estimate of the supposed State aid on the basis of valuations provided by the State to the European Commission in July 2004 (gross amount of 798 million euros), and after taking account of the impact of corporation tax applicable between 1994 and 2002, and of late interest charges calculated pursuant to the Commission regulation of April 21, 2004. The amount in escrow will be transferred to the French State if the appeal of the August 2, 2004 Commission decision should be dismissed by the European Court of First instance. In the contrary event, it will be returned to the full possession of France Telecom.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-95

Subsequent to the setting up of the escrow account, the French authorities and the Commission held discussions aimed at establishing the methodology applicable to the calulation of late interest charges imposed by the Commission regulation of April 21, 2004. On the basis of the 798 million euros gross amount related to the supposed State aid, the amount to be placed in escrow was ultimately fixed at 813 million euros as at February 6, 2008. The discussions between the French authorities and the Commission services also concern the relevance of referring to the amount of 798 million euros for purposes of this calculation.

In its October 18, 2007 non-execution ruling, the European Court of Justice did not of course express any opinion on the validity of the underlying Commission decision of August 2. 2004. Under these circumstances, the assessment of the risk in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

▪

In December 2001, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.4 million euros for abuse of dominant position between March 2001 and October 2002. On January 30, 2007, the European Court of First Instance upheld this decision. France Telecom has filed an appeal with the European Court of Justice.

Proceedings with National Competition Authorities

▪

In July 2004, Bouygues Telecom Caraïbes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraïbes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. On December 9, 2004, the Competition Council issued four injunctions against Orange Caraïbes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraïbes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions, while extending the timeframe for implementing two of them. An investigation into the substance of the case was opened in December 2005. In May 2007, the Competition Council joined this proceeding with a June 2005 claim by Outre-mer Telecom.

▪

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in anti-competitive agreements with SFR and Bouygues Télécom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. France Telecom paid this fine in 2005. On December 12, 2006, the Paris Court of Appeal rejected Orange France’s appeal, and on June 29, 2007, the French Supreme Court partially overturned the Court of Appeal Decision. Orange France has brought proceedings for a new hearing before the Court of Appeal.

▪

In Switzerland, the Competition Council’s inquiry into mobile call termination charges, which began at end-2002, is still pending. On February 16, 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of dominant position in the call termination market during the period prior to June 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an inquiry into the period after June 1, 2005. A decision could be handed down in the second half of 2008. France Telecom is currently unable to predict the outcome of these proceedings.

▪

On February 22, 2007, the Office for Electronic Communications (OEC) imposed a fine of 339 million zlotys (86 million euros) on TP for having established its Internet (neostrada) price list without observing the provision of the Polish law on telecommunication which requires prices to be based on the cost of provision. The European Commission has indicated that the market analysis on which the OEC founded its decision is incorrect. TP considers the regulatory authority erred in challenging its Internet tariffs since they are not defined as regulated services. In March 2007, TP filed an appeal with the Competition and Consumer Protection Court.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-96

▪

On August 14, 2007, France Telecom was informed that Free had filed a complaint with the Competition Council against France Telecom concerning the rollout of fiber optic networks. This complaint includes a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing very high bandwidth services, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. A decision on the injunction is expected in February 2008. At this stage in the proceedings, France Telecom is not in a position to assess the risk involved.

▪

In October 2007, the national competition authority in Spain, the CNC, opened an investigation relating to a possible anti-competitive agreement among the country’s three main mobile telephone operators, Movistar, Vodafone and Orange. This investigation follows complaints by consumer associations which allege that the operators agreed among themselves to increase their tariffs as of March 1, 2007. At this stage of the proceedings, France Telecom is not in a position to assess the risk involved.

Civil Proceedings

▪

Three proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom. This investment was agreed to on March 23, 2000 under the aegis of the contract known as the “Cooperation Framework Agreement” (CFA), and subsequently was brought to an end on November 20, 2002 by a negotiated settlement, known as the “MobilCom Settlement Agreement” (MCSA). Under the terms of this settlement, France Telecom purchased the Mobilcom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the repayment of shareholders’ advances made to MobilCom during the previous two years for a total settlement payment of approximately 7 billion euros. These judicial proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of the former MobilCom CEO Gerhardt Schmid, or by minority shareholders of MobilCom related to Mr. Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of a supposed “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court by Millenium, a minority shareholder of MobilCom owned by Ms. Schmid-Sindram. In December 2005, Millenium raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination (see below). On January 30, 2008, the Court held that it was competent; it will set out the subsequent steps in the proceedings at a later date.

The second action, launched in December 2003, is currently pending before the Schleswig-Holstein Court of Appeal after the plaintiffs’ claims were rejected as unfounded by the Flensburg Court on August 12, 2005. The claimants in this action are Ms. Schmid-Sindram and Mr. Marek, another MobilCom minority shareholder. They are also claiming compensation for loss suffered due to the alleged dominant relationship, which they evaluate at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders. In its September 14, 2007 hearing, the Chairman of the Court of Appeal found that no dominant relationship existed in this case; he also permitted the claimants to further develop their arguments.

The third pending action was brought before the Frankfurt Court in December 2004 by the court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy. The claim disregards all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void, alleging improper enforcement of the CFA as well as de facto domination. In December 2005, the claim was increased to 7.22 billion euros excluding interest, on the basis of a fictitious reconstruction of MobilCom’s value had the UMTS project been successful. On January 16, 2008, the Court dismissed the claim.

Although the outcome of this case cannot be determined with certainty, France Telecom considers that all these actions are unfounded and in bad faith.

▪

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros subject to valuation, and to appoint a board of three experts to determine the number of subscribers lost by Free. Although the outcome of this case cannot be determined with certainty, France Telecom considers that Free’s claims are unfounded, since Free was in a position to benefit fully from the growing and buoyant broadband market in France.

▪

In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange’s products and services between 1995 and 2003 went into liquidation on December 18, 2003. Suberdine is claiming that Orange unlawfully terminated their business relationship and holds Orange responsible for its liquidation. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine by its voluntary liquidator and Suberdine’s shareholders have appealed, while the court-appointed liquidator has formally given notification of the Court’s decision. Orange considers that Suberdine’s appeal is inadmissible and that all its claims, amounting to some 778 million euros, are unfounded.

▪

The lawsuit by Lectiel (formerly Filetech) for anti-competitive practices and free provision of its directory database dates back to 1991. On January 5, 1994, the Paris Commercial Court dismissed its claim: it is this decision which is currently pending before the Paris Court of Appeal. A number of other proceedings have been initiated alongside this main claim, including the claim by Lectiel before the Competition Council which, on September 29, 1998, ordered France Telecom to pay a 1.52 million euro fine and to grant access to the directory data upon request using a cost-oriented tariff. The Paris Court upheld this decision on June 29, 1999. In parallel, the “looting” by Lectiel of France Telecom’s database resulted in Lectiel being convicted on criminal charges. Before the Paris Court, and following the principles of its June 13, 2001 preliminary judgement, the lawsuit turns on the legal protection for directory databases, their cost and the observance by France Telecom of the rules governing their provision. In December 2006, Lectiel increased its claim to 376 million euros and also asked the court to order France Telecom to provide its directory databases free of charge along with daily updates, or otherwise pay a fine of 1.5 million euros a day. Although the outcome of this dispute cannot be assessed with certainty, France Telecom considers that Lectiel’s claims are unfounded.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-97

▪

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (since absorbed into France Telecom S.A.) before the Paris Commercial Court, following a claim against Nerim for unpaid invoices. Nerim claims not to owe any amounts to Transpac and is claiming that on the contrary Transpac and Wanadoo engaged in anti-competitive behavior, warranting damages of 57 million euros. Although the outcome of this dispute cannot be assessed with certainty, France Telecom considers that the claims are unfounded.

Administrative Litigation

▪

In November 2000, the SNCF lodged a claim with the Paris Administrative Court (Tribunal administratif de Paris), for 135.2 million euros in damages against France Telecom relating to its use of SNCF railway infrastructure between 1992 and the end of 1996. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. On March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. The SNCF has lodged an appeal against the decision with the Administrative Supreme Court (Conseil d’Etat).

International Arbitration

▪

In 2001, a dispute arose over the interpretation of a contract for the sale and installation by the Danish company DPTG of a fiber optical transmission system (known as “North-South Link”, or “NSL”) for the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP SA. The contract, signed in 1991 and for which work was completed in 1994, provided for payment of part of the contract price by allocating to DPTG 14.8% of certain profit from the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009.

In 1999 the parties came into disagreement regarding the calculation of this revenue. In 2001, DPTG initiated arbitration proceedings. DPTG’s claims, calculated up to January 2006, amount to 670 million euros excluding interest, with regard to services initially valued at less than 20 million euros. TP challenges both the basis of the claim and the amounts claimed by DPTG.

In 2004 the tribunal appointed an expert to evaluate the revenue “from the NSL” to be used as a basis for calculating the share attributable to DPTG. Between November 2005 and December 2007, this expert has delivered three successive reports proposing widely differing estimates. In October 2007, the tribunal named a second expert to assess the appropriateness and consistency of the first expert’s models. In January 2008, the second expert concurred, in all material respects, with the conclusions of the latest report of the first expert.

The latest timetable issued by the tribunal anticipates a final hearing at the end of May or the beginning of June 2008.

▪

On March 13, 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of any opportunity to collect their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom considers that it has at all times acted in accordance with the will of the governing bodies of its subsidiary, and in accordance with its subsidiary’s interests. It considers the claim to be unfounded.

▪

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares (see Note 32.3 “Commitments in respect of securities”)

On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision to a disagreement for which it had previously launched the bidding process provided for in the shareholders’ agreement. France Telecom considers that the launch of the bidding process is entirely groundless. The arbitral tribunal was formed on November 29, 2007.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months a material impact on the company and/or Group’s financial position or profitability.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-98

NOTE 34	Related Party Transactions

34.1     Members of the Board of Directors and Group Management Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and the companies it controls to persons who are, or were during the financial year 2007, Members of France Telecom’s Board of Directors or Group Management Committee (or Executive Committee in 2005).

(in euros)	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Short-term benefits excluding employer social security payments (1)	7,962,258	8,078,292	12,341,601
Employer social security payments on short-term benefits	1,893,757	1,568,386	5,336,675
Post-employment benefits (2)	1,642,186	693,863	1,622,429
Other long-term benefits (3)	-	-	-
Termination benefits	4,691,381	-	-
Share-based compensation (4)	1,213,091	905,430	1,331,881

(1)   The amount of variable compensation relating to the second semester of 2007 and incentive bonuses, profit-sharing and employer contributions, which will be paid in 2008, are not known on the publication date. Consequently, the 2007 amount includes all compensation (gross salaries, bonuses, attendance fees, non-monetary benefits, incentive bonuses, profit-sharing and employer contributions) which were paid in 2007 but not in respect of 2007. However, the 2006 amount includes all compensation (gross salaries, bonuses, attendance fees and non-monetary benefits) paid in respect of 2006 except incentive bonuses, profit-sharing and employer contributions which were not known at the publication date. In 2005, includes all compensation paid during the year (including incentive bonuses, profit-sharing and employer contributions).

(2)   Service cost.

(3)   Deferred compensation.

(4)   Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

Didier Lombard has waived his right to receive attendance fees.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2007 in respect of persons who are, at the end of the 2007 financial year, Members of the Group Management Committee, including Didier Lombard, amounted to 6,597,945 euros (6,563,870 euros in 2006).

Should the Board of Directors decide to end Didier Lombard’s term of office and such decision leads to the termination of his employment contract, which was suspended at the time of his election as executive officer, he will receive a settlement equal to 21 months of his last total gross annual compensation (including the contractual termination benefit), upon the Board of Directors’ decision. Contracts of other Members of the Group Management Committee include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

34.2     Related Party Transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom’s Board of Directors is a Member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided on an arm’s length basis.

34.2.1     Transactions with Associates

Transactions carried out with associates during the financial year represented less than 1 million euros and are therefore not described below.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-99

34.2.2     Transactions with Proportionally Consolidated Companies

(in millions of euros)	December 31, 2007
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Darty FT	24	32	15	(22)

(in millions of euros)	December 31, 2006
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Darty FT	21	29	17	(24)

(in millions of euros)	December 31, 2005
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Darty FT	33	30	19	(25)

The data presented above represents the portion which has not been eliminated on consolidation.

34.2.3     Transactions with Companies in which the Chairman of France Telecom’s Board of Directors is a Member of the Board of Directors, Supervisory Board or Executive Committee

(in millions of euros)	December 31, 2007
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	4	1	12	(2)

(in millions of euros)	December 31, 2006
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	5	4	8	(2)

(in millions of euros)	December 31, 2005
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Thales	1	7	9	(29)
Radiall	-	-	-	(1)
AXA	2	-	21	-
Thomson	14	-	12	-

NOTE 35	Subsequent Events

No event other than those described above has occurred since the year end.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-100

NOTE 36	List of Consolidated Companies

The main changes in consolidation scope in the 12 months to December 31, 2007 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent Company	France
PERSONAL COMMUNICATION SERVICES
Fully consolidated companies	% interest	Country
Orange S.A.	100.00%	France
Mobistar	50.17%	Belgium
Orange Botswana	51.00%	Botswana
Orange Cameroon	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	Ivory Coast
Orange Holding A/S	100.00%	Denmark
Orange Dominica	100.00%	Dominica
Amena Movil	79.32%	Spain
FT España (Personal)	79.32%	Spain
Inversiones en Telecomunicaciones	52.88%	Spain
FCC Orange S.A.	100.00%	France
Orange Caraïbes	100.00%	France
Orange France	100.00%	France
Orange International SAS	99.96%	France
Orange Mayotte	100.00%	France
Orange Réunion	100.00%	France
SPM Telecom	70.00%	France
CGBC (TEN)	75.70%	France
Orange Bissau (1)	42.33%	Guinea Bissau
Orange Guinée (1)	38.10%	Guinea
Orange Services India Private Limited	100.00%	India
Mobilecom	51.00%	Jordan
FTM Liban	67.00%	Lebanon
Orange Liechtenstein	100.00%	Liechtenstein
Moskito Productions	42.64%	Luxembourg
TopLine Distribution	42.64%	Luxembourg
VOXmobile	50.17%	Luxembourg
Orange Madagascar	71.79%	Madagascar
Ikatel (1)	29.73%	Mali
Orange Moldova (formerly Voxtel)	94.31%	Moldova
Orange Niger	80.00%	Niger
PTK-Centertel (2)	48.58%	Poland
Orange Centre Afrique	100.00%	Central African Republic
Orange Dominicana	100.00%	Dominican Republic
Orange Romania	96.82%	Romania
Orange Retail Ltd.	100.00%	United Kingdom
Orange 3G Limited	100.00%	United Kingdom
Orange Holdings Ltd.	100.00%	United Kingdom
Orange Ltd.	100.00%	United Kingdom
Orange Personal Communications Services Ltd.	100.00%	United Kingdom
Orange Cellular Services Ltd.	100.00%	United Kingdom
Orange Global Ltd.	100.00%	United Kingdom
Orange Mobile Services	100.00%	United Kingdom
Orange Paging	100.00%	United Kingdom
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	United Kingdom

Back to Contents

2007 form 20-F / FRANCE TELECOM F-101

COMPANY		COUNTRY
France Telecom S.A.	Parent Company	France
PERSONAL COMMUNICATION SERVICES
Fully consolidated companies	% interest	Country
Trust of Receivables Orange	100.00%	United Kingdom
Orange Corpsec	100.00%	Slovakia
Orange Slovensko	100.00%	Slovakia
Orange Communications SA (“OCH”)	100.00%	Switzerland
Orange Network SA	100.00%	Switzerland
Orange Sverige	100.00%	Sweden
Sonatel Mobiles (1)	42.33%	Senegal
Proportionally consolidated companies
Irisnet	25.09%	Belgium
Mobinil for Telecommunications (3)	71.25%	Egypt
Egyptian Company for Mobile Services (ECMS) (4)	36.36%	Egypt
Mobinil Invest (4)	37.06%	Egypt
Mobinil Services Company (4)	36.33%	Egypt
Darty France Telecom	50.00%	France
Getesa	40.00%	Equatorial Guinea
Cellplus Mobile Communications Ltd.	40.00%	Mauritius
Associates consolidated by the equity method
One (PASR 24)	35.00%	Austria
Safelayer	12.86%	Spain
GIE Preventel	27.90%	France
Sonaecom	19.19%	Portugal
HOME COMMUNICATION SERVICES
Fully consolidated companies
Sofrecom Algérie	100.00%	Algeria
Sofrecom Argentina	100.00%	Argentina
Lightspeed Communications	51.00%	Bahrain
Atlas Services Belgium	100.00%	Belgium
Orange Belgium	100.00%	Belgium
Wirefree Services Belgium	100.00%	Belgium
Fimocam	100.00%	Cameroon
Orange Cameroon Multimedia Services	99.50%	Cameroon
FT R&D Beijing	100.00%	China
CI Telcom	45.90%	Ivory Coast
Cote d’Ivoire Multimedia	45.90%	Ivory Coast
Atlas Services Denmark	100.00%	Denmark
Wirefree Services Denmark	100.00%	Denmark
Autocity Networks	76.42%	Spain
Catalana	59.49%	Spain
FT España ISP (Ya.Com)	79.32%	Spain
FT España (Home)	79.32%	Spain
Ya online	79.32%	Spain
Yacom Travel Market	79.32%	Spain
EresMas Interactiva	79.32%	USA
FT Participations US	100.00%	USA
FTLD USA	100.00%	USA
FTP Holding	100.00%	USA
FT R&D LLc San Francisco	100.00%	USA
FT R&D LLc Boston	100.00%	USA
FT North America	100.00%	USA
FTP Holdco 1 LLC	100.00%	USA

Back to Contents

2007 form 20-F / FRANCE TELECOM F-102

COMPANY		COUNTRY
France Telecom S.A.	Parent Company	France
PERSONAL COMMUNICATION SERVICES
Fully consolidated companies	% interest	Country
FTP Holdco 2 LLC	100.00%	USA
Orange World	100.00%	USA
Aura 2	100.00%	France
Citius 98	100.00%	France
Corsica Haut Débit	100.00%	France
EGT	100.00%	France
FCC FT SA Titricom 1.2	100.00%	France
FCC FT SA Titricom 1.3	100.00%	France
FCR	100.00%	France
FCR Côte d’Ivoire	90.00%	France
FT Capital Development	100.00%	France
FT Encaissements	99.99%	France
FT Immo Saint Grégoire	100.00%	France
FT Immo Gestion	100.00%	France
FT Immo GL	100.00%	France
FT Immo Holding	100.00%	France
FT Marine	100.00%	France
FT Mobiles International	100.00%	France
FT Technologies Investissement	100.00%	France
France Telecom e-Commerce	100.00%	France
France Telecom Lease	100.00%	France
Francetel	100.00%	France
Immobilière FT	100.00%	France
Innovacom Gestion	50.00%	France
Nordnet	100.00%	France
Orange Assistance (formerly RAPP 31)	100.00%	France
Orange Distribution	100.00%	France
Orange East-Africa (formerly RAPP 32)	78.50%	France
Orange Participations (formerly RAPP 18)	100.00%	France
Orange Promotions	100.00%	France
Orange Sports (formerly RAPP 24)	100.00%	France
Orange Vallée (formerly NEDDI)	100.00%	France
RAPP 23	100.00%	France
RAPP 33 (formerly SCRC1)	100.00%	France
RAPP 34 (formerly SCRC2)	100.00%	France
RAPP 9	100.00%	France
RAPPtel	100.00%	France
RAPP 26	100.00%	France
Sofrecom	100.00%	France
Studio 37 (formerly RAPP 27)	100.00%	France
TP SA Eurofinance France SA (5)	48.56%	France
Telincom Courtage	100.00%	France
Viaccess	100.00%	France
w-HA	100.00%	France
FTLD Hong Kong	100.00%	Hong Kong
GOA Games Services Ltd.	100.00%	Ireland
FT Japan	100.00%	Japan
E-Dimension	51.00%	Jordan
JIT CO	100.00%	Jordan
Jordan Telecom Cie (JTC)	51.00%	Jordan
Wanadoo Jordan	51.00%	Jordan
Miaraka	100.00%	Madagascar
Sofrecom Maroc	100.00%	Morocco

Back to Contents

2007 form 20-F / FRANCE TELECOM F-103

COMPANY		COUNTRY
France Telecom S.A.	Parent Company	France
PERSONAL COMMUNICATION SERVICES
Fully consolidated companies	% interest	Country
Sofrecom Services Maroc	100.00%	Morocco
Chamarel Marine Services	100.00%	Mauritius
Rimcom	100.00%	Mauritius
Telsea	60.80%	Mauritius
Régie T Mexico	75.00%	Mexico
StarMedia Mexico	78.53%	Mexico
MMT Bis	100.00%	Moldova
Atlas Services Nederland	100.00%	Netherlands
MMT Telecom Holding BV	100.00%	Netherlands
Wirefree Services Nederland	100.00%	Netherlands
TP Edukacja i Wypoczynek (Exploris) (5)	48.58%	Poland
Fundacja Grupy TP (5)	48.58%	Poland
OPCO Sp zo o (formerly OTO Lublin) (5)	48.58%	Poland
ORE (5)	48.58%	Poland
PTE TP (5)	48.58%	Poland
Paytel (formerly Contact Center) (5)	48.58%	Poland
Sofrecom Polska (5)	100.00%	Poland
TP EmiTel (5)	48.58%	Poland
TP Internet (5)	48.58%	Poland
TP Invest (5)	48.58%	Poland
TP Med (5)	48.58%	Poland
TP SA (5)	48.58%	Poland
TP SA Eurofinance (5)	48.58%	Poland
TP SA Finance (5)	48.58%	Poland
TP Teltech (5)	48.58%	Poland
TP DiTel (5)	48.58%	Poland
Telefon 2000 (5)	46.34%	Poland
Telefony Podalskie (5)	26.77%	Poland
Virgo (5)	48.58%	Poland
Wirtualna Polska (5)	48.58%	Poland
Wanadoo Serviços de Internet	100.00%	Portugal
Terravista	79.32%	Portugal
Wanadoo Broadband Serviços de Internet	100.00%	Portugal
1st Wave Networks Ltd. (formerly Orange Ocean)	100.00%	United Kingdom
Ananova Ltd.	100.00%	United Kingdom
FT Network Services UK	100.00%	United Kingdom
FT Participations UK	100.00%	United Kingdom
FT R&D Ltd.	100.00%	United Kingdom
Freeserve Investments	100.00%	United Kingdom
Wanadoo Plc	100.00%	United Kingdom
Orange Austria Ltd.	100.00%	United Kingdom
Orange Brand Services Ltd.	100.00%	United Kingdom
Orange Direct Ltd.	100.00%	United Kingdom
Orange FURBS Trustees Ltd.	100.00%	United Kingdom
Orange Holdings Ltd.	100.00%	United Kingdom
Orange Home UK	100.00%	United Kingdom
Orange International Ltd.	100.00%	United Kingdom
Orange Overseas Holdings No.2	100.00%	United Kingdom
Orange Pension Trustees Ltd.	100.00%	United Kingdom
Sonatel Business Solutions (6)	42.33%	Senegal
Sonatel (6)	42.33%	Senegal
Sonatel Multimedia (6)	42.33%	Senegal

Back to Contents

2007 form 20-F / FRANCE TELECOM F-104

COMPANY		COUNTRY
France Telecom S.A.	Parent Company	France
PERSONAL COMMUNICATION SERVICES
Fully consolidated companies	% interest	Country
Sofrecom Thailand	100.00%	Thailand
FCR Vietnam PTE Ltd.	74.00%	Vietnam
Proportionally consolidated companies
DT-FT Italian Holding GmbH	50.00%	Germany
Innocavom 3	34.24%	France
Call Services Ltd.	40.00%	Mauritius
Mauritius Telecom	40.00%	Mauritius
Telecom Plus Ltd.	40.00%	Mauritius
Teleservices Ltd.	40.00%	Mauritius
Vanuatu Telecom Ltd.	33.33%	Vanuatu
Associates consolidated by the equity method
Absline Multimedia	37.68%	Spain
Store Alcala	39.66%	Spain
Mainline Communication Group Plc	26.00%	United Kingdom
Midland Communication Distribution Ltd.	35.00%	United Kingdom
ENTERPRISE COMMUNICATION SERVICES
Fully consolidated companies
Globecast Africa	100.00%	South Africa
Globecast South Africa (Proprietary) Limited	70.00%	South Africa
Newsforce Africa	100.00%	South Africa
Etrali Allemagne	100.00%	Germany
FT Corporate Solutions Australia	100.00%	Australia
Silicomp Belgium	96.06%	Belgium
Silicomp Benelux	96.06%	Belgium
Silicomp Canada Inc	96.06%	Canada
Etrali SA Espagne	100.00%	Spain
Etrali North America	100.00%	USA
FT Corporate Solutions	100.00%	USA
Globecast America Incorporated	100.00%	USA
Equant Holdings US and subsidiaries	100.00%	USA
Equant SA and subsidiaries	100.00%	France
Almerys	64.00%	France
CVF	100.00%	France
Dynetcom	99.87%	France
Etrali France	100.00%	France
Etrali SA	100.00%	France
Expertel Consulting	100.00%	France
Globecast France	100.00%	France
Globecast Holding	100.00%	France
Globecast Reportages	100.00%	France
Groupe Diwan	99.87%	France
Groupe Silicomp	96.06%	France
Newpoint	99.87%	France
SCI Groupe Silicomp	95.27%	France
Silicomp Management	96.04%	France
Silicomp Networks	95.62%	France
Silicomp-AQL	95.60%	France
Sétib	100.00%	France
Telefact	69.53%	France
Etrali HK	100.00%	Hong Kong
Silicomp China Limited	96.06%	Hong Kong

Back to Contents

2007 form 20-F / FRANCE TELECOM F-105

COMPANY		COUNTRY
France Telecom S.A.	Parent Company	France
PERSONAL COMMUNICATION SERVICES
Fully consolidated companies	% interest	Country
Silicomp India	96.06%	India
Etrali Spa	100.00%	Italy
Globecast Italie	100.00%	Italy
Etrali KK	100.00%	Japan
Silicomp (Malaysia) SDN BHD	96.06%	Malaysia
France Telecom Servicios	100.00%	Mexico
Newsforce BV	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	Netherlands
Equant BV	100.00%	Netherlands
Etrali UK	100.00%	United Kingdom
Globecast UK	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	Singapore
Globecast Asie	100.00%	Singapore
Silicomp Asia Pte Ltd.	96.06%	Singapore
Equant Integration Services SA and subsidiaries	100.00%	Switzerland
Etrali Suisse	99.17%	Switzerland
Telecom Systems	96.06%	Switzerland
Feima Limited	96.06%	Taiwan
Silicomp Taiwan	96.06%	Taiwan
Proportionally consolidated companies
Globecast Australia	50.00%	Australia
Neocles Corporate (7)	51.00%	France
Silicomp Software Validation	48.03%	France
Associates consolidated by the equity method
GlobePro	24.00%	Spain

(1)   Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

(2)   TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board Members. TP SA and its subsidiaries are therefore fully consolidated.

(3)   France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(4)   ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

(5)   TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board Members. TP SA and its subsidiaries are therefore fully consolidated.

(6)   Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

(7)   Neocles Corporate is proportionally consolidated as it is jointly controlled by France Telecom and the minority shareholders.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-106

Glossary of Technical Terms

ADSL (Asymmetric Digital Subscriber Line): broadband data transmission technology on traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

Arcep: French regulatory authority for electronic and postal communications.

ART: French telecommunications regulatory authority.

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

BAS: see “Broadband Access Server”.

Bit: abbreviation for Binary Digit. Elementary information unit with binary coding (0 or 1) used by digital systems.

Black Berry: wireless technology developed by Research In Motion Limited allowing personal assistants to access and synchronize continuously with the user’s email.

Bluetooth: wireless transmission technology enabling the construction of mid-band personal networks (around 700 Kbits/s) and especially point-to-point exchanges between fixed and mobile devices (PCs, PDAs, telephones, wireless headphones, printers). This technology allows for wireless connectivity between hardware via radio bandwidths of 2.4 GHz over distances of around ten meters.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single medium. Term used to designate broadband networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connection providing at least 128 Kbits/s downstream, from the exchange to the user).

Broadband Access Server (BAS): broadband access grouper that collects incoming and outgoing traffic to DSLAM, covering the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network. This grouping equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Broadband Multi-site Service: solution enabling a company to connect several sites in a single city or region in order to transfer voice, data and image information at speeds of up to 2.5 Gbits. This solution is based on a backed up and dedicated local loop to ensure maximum security.

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (private automatic branch exchange).

CRM (Customer Relationship Management): dedicated applications that enable a company to better know each client, and therefore offer more targeted products and services, ensuring better client satisfaction.

DCS 1800 (Digital Cellular System 1800) or GSM 1800: wireless operating system using the GSM standard applied to the 1800 Mhz wavelength and adapted to micro-cellular networks.

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

DRM (Digital Rights Management): a set of technologies used to control the access to content distributed on digital media. More broadly, it may also refer  to legal provisions that prohibit the circumvention of such technical limitations.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers for Public Switched Telephone Networks up to complete broadband transfers of digital packets. See ADSL, SDSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulating of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local cross-connects, they generally manage between 100 and 2,000 subscribers.

DTH (Direct-To-Home television): reception by satellites-to-home via an individual antenna.

Dual Play: broadband subscriber offer including two services: Internet access and IP telephony offer. See Multiplay.

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

Back to Contents

2007 form 20-F / FRANCE TELECOM F-107

Facility management: service agreement between a company and an operator consisting of the transfer of the management of all telecommunications or computing needs.

FDD (Frequency Division Duplexing): means of allocating UMTS frequencies, assigning a distinct frequency channel for the uplink (from the mobile terminal to the base station) and another for the downlink (base station to the mobile terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTB (Fiber to the Building): fiber optics to the building.

FTTC (Fiber to the Curb): fiber optics to the curb.

FTTH (Fiber to the Home): connection by optic fiber directly to the subscriber’s home insuring very high-speed transmission compatible with triple play offers.

FTTX (Fiber to the x): generic name for different methods of optic connections.

Gateway: interface making communication possible between two different networks. Some gateways are two-way and some are one-way.

Gbits or Gigabits per second: billions of bits (109) transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): second generation mobile communication system that adds a packet system to the GSM circuit network enabling nominal speeds of up to 170 Kbits/s and effective speeds of around 40 Kbit/s.

GSM (Global System for Mobile Communications): European standard for second generation mobile telephones operating in the 900-1800 MHz frequency bands.

Hotspot: Wi-Fi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbit/s, depending on the Wi-Fi standard used (see Wi-Fi).

HSDPA (High Speed Downlink Package Access): development in the UMTS 3rd generation (3G) mobile telephone standard also called 3.5G or 3G+. Thanks to software changes, it provides performance ten times higher than 3G (UMTS) technology. It supports broadband in packet mode downstream.

IMS: Standardized NGN (Next Generation Network) architecture for telephone operators, which enables the provision of fixed and mobile multimedia services. This system uses VoIP technology based on SIP standardized implementation. See SIP, NGN.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. France Telecom’s commercial name is Numéris.

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

Intranet: local network that uses the same protocols and technologies as the Internet, but which relies on a private set of computers and is not open to all Internet users. Examples: Company intranets, community intranets, etc.

IP (Internet Protocol): see Internet Protocol.

IP Telephony: see Voice over Internet Protocol.

IRU (Indefeasible Right of Use): long-term contract insuring the temporary ownership over the term of the contract of a portion of the capacity of an international cable.

Kbit/s or Kilobits per second: billions of bits (103) transferred per second on a transmission network. See bit.

Livebox: terminal marketed by France Telecom that offers broadband modem, router and Wi-Fi and Bluetooth wireless access point functions and provides broadband Internet connection, television and Voice over IP.

Local Area Network (LAN): local business or corporation networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: section of the telephone network connecting the local telephone switch to individual subscriber households.

Long Distance Network: public or private network covering a very large geographical scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

M2M: see Machine to machine.

Machine to machine: exchange of information between machines that establishes between the central control system (server) and any type of equipment, through one or several communication networks.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-108

MAN (Metropolitan Area Network): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

Mbit/s or Megabits per second: billions of bits (106) transferred per second on a transmission network. See bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MMS (Multimedia Messaging Service): this service is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MPLS: see Multi Protocol Label Switching.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. Livebox is the multiplay solution offered by France Telecom.

Multiplexage: technique to simultaneously transfer several communications on a same transmission channel.

Multi Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of and resolve network design and protocol issues relating to the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

MVNO (Mobile Virtual Network Operator): mobile operators that use third party network infrastructures to provide their own mobile telephone services.

NAS (Network Access Server): see “Network Access Server”.

Network Access Server (NAS): sideline IP network equipment for the concentration of STN telephone modem accesses for the switched telephone network and connection to the IP network.

Next Generation Network (NGN): see NGN.

NGN (New generation network, or Next generation network): generic concept referring to IP protocol-based voice and data networks, making it possible to switch from a simple connectivity approach to a new client service development approach (see “IP Protocol”).

NRA (French acronym for “Nœud de Raccordement d’Abonnés”): subscriber connection nodes or switches towards which subscriber telephone lines are directed.

Outsourcing: see Facility Management.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

PDA: see Personal Digital Assistant.

Personal Digital Assistant (PDA): a handheld computer with memory of up to several megabits and a touch-sensitive screen, often using a stylus to input data. PDAs are mainly used for calendar, address book and notebook functions, but technological progress has enabled advanced office or multimedia features to be incorporated (player for mp3, images, videos and sometimes telephone).

Public Switched Telephone Network (PSTN): voice transfer network consisting of handsets, subscriber lines, circuits and switches. Also used to access certain data services.

Roaming: allows wireless customers to make and receive calls while in the coverage area of a network to which they are not subscribed, and to be billed for this service by their home network. A prime example is the use of a wireless device abroad on another operator’s network.

Router: interconnection gateway between several servers installed on a network node, designed to optimize data transmission and give users access to all available services on this network.

SDH: see “Synchronous Digital Hierarchy”.

SHDSL (Symmetric High bitrate DSL): symmetric DSL broadband international standard (192 kbps to 2.3 Mbps). Also called G.shdsl.

SDSL (Symetric Digital Subscriber Line): DSL symmetrical rate connection technologies. See DSL, ADSL.

Semaphore Signal code 7 (SS7): exchange of information required for the management of a telephone call (completion and break, maintenance and supervision and billing) completed in a digital form by a network separate from the one used for the call itself.

Signal Transfer Point: see STP.

SIP (Session Initiation Protocol): standard IP open protocol of multimedia transmission intended to transmit voice, video, videophony, instant messages, virtual reality and video games. The most used Internet protocol for Internet phone (VoIP).

SLA (Service Level Agreement): agreement under the terms of which a telephone operator or Internet service contractually undertakes to provide a quality of service subject to financial penalties.

SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

SOHO (Small Office, Home Office): refers to the computing market for very small companies (less than twelve employees).

SS7: See Semaphore Signal code 7.

STN: See Public Switched Telephone Network

STP (Signal transfer points): routers of a signaling network that transmit signals between switches.

Switches: telephone call management systems with three functions: interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (taxation, operation and maintenance).

Synchronous Digital Hierarchy (SDH): very high speed fiber optic transmission standard that enables the transport of packets of information at various speeds in a secure manner, while facilitating their management.

Tbit/s or Terabits per second: billions of bits (1012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): means of allocating UMTS frequencies, based on allocating distinct time slots for the uplink (from the mobile terminal to the base station) and the downlink (base station to the mobile terminal) on the same frequency band.

TDSL (Turbo Digital Suscriber Line): ADSL business offer.

Third party maintenance application: type of facility management concerning the maintenance of a company’s software by an outside service provider. Usually, there is only one contractual guarantee of means, not of results.

TMA: see Third party maintenance application.

Transpac: see X25.

Triple Play: broadband subscription offer including Internet access, telephone and an array of television channels.

UMA (Unlicensed Mobile Access): standard to enable roaming between mobile telephony (GSm, UMTS) and radio infrastructures (Wi-Fi, Bluetooth). Unik telephone in France (Unique in Great Britain, Unico in Spain, Unifon in Poland), is the telephone marketed by France Telecom with the UMA standard.

UMTS (Universal Mobile Telecommunication System): third generation (3G) mobile telephone standard enabling high volume communication (2 Mbits/s in symmetrical volume) on frequency bands of 1.9 to 2.2 GHz.

Unbundling: obligation for operators owning local loops to provide a third party operator with pairs of bare copper wires. The third-party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers to its own network. Co-localization of equipment is also offered to third party operators in addition to unbundling. The unbundling of the local loop can be shared or full. Shared unbundling enables the third-party operator to offer a broadband service on the highest frequency spectrum of the line, whereas the operator-owner continues to provide the subscription and telephone service on the lowest frequency spectrum. Full unbundling allows the third-party operator to control and use the full frequency spectrum of the line and provide telephone as well as broadband services.

Unik: mixed GSM and Wi-Fi telephone marketed by France Telecom in France which enables, while using the same device, to make calls home using Livebox, as outside on the GSM network, benefiting from specific prices on the two types of calls. see UMA.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-109

Videophony: technique making it possible to call and view the person called onscreen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s videophony service is “MaLigne visio”.

Virtual Mobile Operator: See MVNO.

Virtual Private Network (VPN): group of logically organized public network communications by a public operator for the use of a client to offer exclusive business telephone services.

VOD (Video On Demand): video by request refers to the possibility of selecting digital video content and downloading it from a central server on to a computer or television.

Voice over Internet Protocol (VoIP): transport of voice services using IP technologies.

VPN: see Virtual Private Network.

WAN (Wide Area Network): network spanning several buildings or a town or city. See MAN.

WAP (Wireless Application Protocol): protocol optimizing Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wi-Fi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 MBit/s (802.11b standard) or 54 Mbit/s (802.11g standard). By extending the Ethernet protocol to cover radio services, Wi-Fi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances of up to 10 meters.

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

xDSL: See DSL.

Back to Contents

2007 form 20-F / FRANCE TELECOM F-110