Form 20-F
period 2008-12-31
FRANCE TELECOM /
filed 2009-04-23
CIK 1038143

As filed with the Securities and Exchange Commission on April 23, 2009

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14712

_____________

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	6, place d’Alleray 75505 Paris Cedex 15 France	French Republic (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Contact person: Stéphane Pallez, tel +331 44 44 92 44, stephane.pallez@orange-ftgroup.com,

6, place d’Alleray 75505 Paris Cedex 15, France

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share Ordinary Shares, nominal value €4.00 per share* Name of each exchange on which registered:

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

Ordinary Shares, nominal value €4.00 per share: 2,614,991,236 at December 31, 2008

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

Presentation of information

The consolidated financial statements contained in this annual report of France Telecom on Form 20-F for the year ended December 31, 2008 (“Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union, as of December 31, 2008.

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

Unless otherwise stated, translations of euros into U.S. dollars have been made at the rate of €0.7675 to $1.00 (or $1.3030 to €1.00), the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on April 17, 2009. See Item 3 Key Information – 3.A Exchange Rate Information for information regarding the U.S. dollar/euro exchange rate since January 1, 2004.

This Form 20-F contains certain information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in Item 5 Operating and Financial Review and Prospects. There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 18, including the Notes thereto.

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

References to the “2008 Registration Document” are references to the Registration document of France Telecom for the year ended December 31, 2008, as submitted on Form 6-K on April 14, 2009.

Cautionary statement regarding forward-looking statements

This Form 20-F contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934) about France Telecom, including, without limitation, certain statements made in Item 5 Operating and Financial Review and Prospects, as well as in Item 4.B Business overview. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “should”, “seeks”, “anticipates”, “outlook”, “target”, “objective”, or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

overall trends in the economy in general and in France Telecom’s markets;

•

the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives;

•

France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments, new customer expectations, and intense competition;

•

legal and regulatory developments and constraints, and the outcome of legal proceedings related to regulation and competition;

•

the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

•

the effects of mergers and consolidations within the telecommunications industry;

•

risks related to information and communication technology systems generally;

•

exchange rate fluctuations;

•

interest rate fluctuations and the conditions of capital markets in general;

•

changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

•

other risks and uncertainties discussed in Item 3 Key Information – 3.D Risk factors of this document.

Table of contents

ITEM 1   Identity of directors, senior management and advisers

2

ITEM 2   Offer statistics and expected timetable

2

ITEM 3   Key information

2

3.A  Selected financial data

2

3.B  Capitalization and indebtedness

3

3.C  Reasons for the offer and use of proceeds

3

3.D  Risk factors

3

ITEM 4   Information on France Telecom

4

4.A  History and development of the Company

4

4.B  Business overview

4

4.C  Organizational structure

4

4.D  Property, plant and equipment

4

ITEM 4A   Unresolved staff comments

4

ITEM 5   Operating and financial review and prospects

4

5.A  Operating results

5

5.B  Liquidity and capital resources

32

5.C  Research and development, patents and licenses, etc.

39

5.D  Trend information

39

5.E  Off-balance sheet arrangements

39

5.F  Tabular disclosure of contractual obligations

39

5.G  Financial measures not defined by IFRS

39

ITEM 6   Directors, senior management and employees

41

6.A  Directors and senior management

41

6.B  Compensation

41

6.C  Board practices

41

6.D  Employees

41

6.E  Share ownership

42

ITEM 7   Major shareholders and related party transactions

42

7.A  Major shareholders

42

7.B  Related party transactions

42

ITEM 8   Financial information

42

8.A  Consolidated statements and other financial information

42

8.B  Significant changes

42

ITEM 9   The offer and listing

43

ITEM 10   Additional information

44

10.A  Share capital

44

10.B  Memorandum of association and bylaws

44

10.C  Material contracts

44

10.D  Exchange controls

44

10.E  Taxation

44

10.F  Dividends and paying agents

47

10.G  Statement by experts

47

10.H  Documents on display

47

10.I  Subsidiary information

47

ITEM 11   Quantitative and qualitative disclosures about market risk

47

ITEM 12   Description of securities other than equity securities

47

PART II

48

ITEM 13   Defaults, dividend arrearages and delinquencies

48

ITEM 14   Material modifications to the rights of security holders and use of proceeds

48

ITEM 15   Controls and procedures

48

15.A  Disclosure controls and procedures

48

15.B  Management’s annual report on internal control over financial reporting

48

15.C  Report of independent registered public accounting firms

48

ITEM 16   [reserved]

49

ITEM 16.A   Audit committee financial expert

49

ITEM 16.B   Code of ethics

49

ITEM 16.C   Principal accountant fees and services

49

ITEM 16.D   Exemptions from listing standards for audit committees

50

ITEM 16.E   Purchase of equity securities by the issuer and affiliated purchasers

50

ITEM 16.F   Change in Registrant’s Certifying Accountant

50

ITEM 16.G   Corporate governance

51

PART III

52

ITEM 17   Financial statements

52

ITEM 18   Financial statements

52

ITEM 19   List of exhibits

52

Signature

53

Consolidated financial statements

Back to contents

PART I

ITEM 1   Identity of directors, senior management and advisers

Not applicable.

ITEM 2   Offer statistics and expected timetable

Not applicable.

ITEM 3   Key information

3.A  SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

The selected financial information presented below relating to the years ended December 31, 2004, 2005, 2006, 2007 and 2008, is extracted or derived from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés.

CONSOLIDATED STATEMENT OF INCOME

(millions of euros, except share data)	2008	2008	2007	2006	2005	2004
	$(2)
Revenues	69,695	53,488	52,959	51,702	48,082	45,285
Operating income/(loss)	13,384	10,272	10,799	6,988	10,498	8,770
Finance costs, net	(3,892)	(2,987)	(2,650)	(3,251)	(3,367)	(3,645)
Consolidated net income after tax of continuing operations	5,853	4,492	6,819	1,557	5,712	2,796
Consolidated net income after tax of discontinued operations	-	-	-	3,211	648	414
Consolidated net income after tax attributable to equity holders of France Telecom S.A.	5,302	4,069	6,300	4,139	5,709	3,017
Net earnings per share - basic	2.03	1.56	2.42	1.59	2.28	1.23(1)
Net earnings per share - diluted	2.01	1.54	2.36	1.57	2.20	1.22(1)

CONSOLIDATED BALANCE SHEET

(millions of euros)	2008	2008	2007	2006	2005	2004
	$(2)
Intangible assets, net (3)	58,976	45,262	48,047	50,230	52,591	43,221
Property, plant and equipment, net	34,574	26,534	27,849	28,222	28,570	26,502
Total assets	124,169	95,295	101,183	103,171	109,350	98,963
Net financial debt	46,724	35,859	37,980	42,017	47,846	49,822
Equity attributable to equity holders of France Telecom S.A.	35,963	27,600	30,053	26,794	24,860	14,451

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of euros)	2008	2008	2007	2006	2005	2004
	$(2)
Net cash provided by operating activities	19,544	14,999	14,644	13,863	13,374	12,697
Net cash used in investing activities	(10,470)	(8,035)	(6,881)	(4,691)	(11,677)	(5,591)
Purchases of property, plant and equipment and intangible assets	(9,303)	(7,140)	(7,064)	(7,039)	(6,142)	(5,141)
Net cash used in financing activities	(7,892)	(6,057)	(7,654)	(9,271)	(860)	(7,346)
Cash and cash equivalents at end of year	6,254	4,800	4,025	3,970	4,097	3,153

 RATIO

(euros)	2008	2008	2007	2006	2005	2004
	$(2)
Dividend per share for the year	1.82	1.40(4)	1.30	1.20	1.00	0.48

(1)

Earnings per share calculated on a comparable basis.

(2)

In millions. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on April17, 2009 of €0.7675 to $1.00.

(3)

Includes goodwill and the other intangible assets.

(4)

Subject to approval by the ordinary shareholders' meeting.

2008 form 20-F / FRANCE TELECOM – 2

Back to contents

OPERATIONAL DATA

	2008	2007	2006	2005	2004
Number of fixed telephone lines (in millions)	46.7	47.4	48.7	49.2	49.6
Number of wireless customers (in millions)	121.8	(*)110	97.6	84.3	62.7
Number of broadband (mainly ADSL) customers (in millions)	12.7	11.7	9.8	7.6	5.1
Number of employees (workforce end of period, in thousands)	186,049	187,331	191,036	203,008	206,485

*

* Due to a revision of the number of customers in Ivory Coast based on the definition used by the local regulator (ATCI), the number of wireless customers of controlled entities has been revised to 110 million against 109.7 million as previously disclosed.

Exchange rate information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Item 3.D Risk factors: “France Telecom’s earnings and cash position are exposed to exchange rate fluctuation”.

U.S. dollars per €1.00	Period end rate	Average rate (1)	High	Low
YEARLY AMOUNTS
2004	$1.3538	$1.2478	$1.3625	$1.1801
2005	$1.1842	$1.2400	$1.3476	$1.1667
2006	$1.3197	$1.2661	$1.3327	$1.1860
2007	$1.4603	$1.3797	$1.4862	$1.2904
2008	$1.3919	$1.4726	$1.6010	$1.2446
MONTHLY AMOUNTS
October 2008	$1.2682	$1.3267	$1.4058	$1.2446
November 2008	$1.2694	$1.2744	$1.3039	$1.2525
December 2008	$1.3919	$1.3511	$1.4358	$1.2634
January 2009	$1.2804	$1.3244	$1.3946	$1.2804
February 2009	$1.2662	$1.2797	$1.3064	$1.2547
March 2009	$1.3261	$1.3050	$1.3730	$1.2549
April 2009 (through April 17, 2009)	$1.3030	$1.3261	$1.3458	$1.3030

(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5 Operating and Financial Review and Prospects.

3.B  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D  RISK FACTORS

The information set forth under section 4 Risk factors on pages 11 et seq. of the 2008 Registration Document is incorporated herein by reference.

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

Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise certain rights as a shareholder.

Holders of ADSs may face more difficulties in exercising their rights as shareholders than they would if they held shares directly. For example, to exercise their voting rights, holders of ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for holders of ADSs than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

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

2008 form 20-F / FRANCE TELECOM – 3

Back to contents

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case no value will be given for these rights.

ITEM 4   Information on France Telecom

4.A  HISTORY AND DEVELOPMENT OF THE COMPANY

See Item 18 Financial Statements – Note 3 to the consolidated financial statements.

The information set forth under section 5.1 History and development of the Company on pages 23 et seq. of the 2008 Registration Document is incorporated herein by reference.

4.B  BUSINESS OVERVIEW

The information set forth under:

•

Section 6 Overview of the Group’s business on pages 25 et seq.,

•

The Technical glossary appendix on pages 452 et seq.

of the 2008 Registration Document is incorporated herein by reference.

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

4.C  ORGANIZATIONAL STRUCTURE

The information set forth under section 7 Organization structure on page 123 of the 2008 Registration Document is incorporated herein by reference.

4.D  PROPERTY, PLANT AND EQUIPMENT

The information set forth under:

•

Section 8 Property, plant and equipment on pages 125 et seq.,

•

Section 6.5.2 Environmental Information, on pages 97 et seq.

of the 2008 Registration Document is incorporated herein by reference.

ITEM 4A   Unresolved staff comments

None.

ITEM 5   Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS as issued by the IASB, as applied by France Telecom.

References in this Item to the notes to the consolidated financial statements are references to the consolidated financial statements presented in Item 18 of this document.

References in this Item to:

•

Section 9.1.1.4 Main events that took place in 2008,

•

Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis,

•

The Financial glossary appendix,

are references to the information set forth under the same headings on pages 139, 179 and 458, respectively, of the 2008 Registration Document. Such information is incorporated herein by reference.

2008 form 20-F / FRANCE TELECOM – 4

Back to contents

5.A  OPERATING RESULTS

This section sets forth:

•

an overview of the operating results of the Group including (i) a presentation of the financial data and the work force for 2008, 2007 and 2006 set forth below under section 5.A.1, and (ii) a summary of the results for 2008, the impact of regulatory changes and the main events that took place in 2008 incorporated by reference to sections 9.1.1.2, 9.1.1.3 and 9.1.1.4, respectively, on pages 139 et seq. of the 2008 Registration Document;

•

a presentation of critical accounting policies set forth below in section 5.A.2;

•

a comparative analysis of the Group income statement and capital expenditures and a comparative analysis by business segment for 2008 and 2007 incorporated by reference to sections 9.1.2 and 9.1.3, respectively, on pages 142 et seq. of the 2008 Registration Document;

•

a comparative analysis of the Group income statement and capital expenditures for 2007 and 2006 set forth below in section 5.A.3; and

•

a comparative analysis by business segment for 2007 and 2006 set forth below in section 5.A.4.

5.A.1

Financial data and workforce

•

Operating data

	Year ended December 31
(in millions of euros)	2008	2007	2007	2006	Change (%)	Change (%)
		comparable basis (1)	historical basis	historical basis	comparable basis (1)	historical basis
Revenues	53,488	51,970	52,959	51,702	2.9%	1.0%
GOM (2)	19,399	18,866	19,116	18,539	2.8%	1.5%
GOM/Revenues	36.3%	36.3%	36.1%	35.9%
Operating income	10,272	-	10,799	6,988	-	(4.9)%
Operating income/Revenues	19.2%	-	20.4%	13.5%
CAPEX (2)	6,867	7,012	6,979	6,732	(2.1)%	(1.6)%
CAPEX/Revenues	12.8%	13.5%	13.2%	13.0%
Telecommunication licenses	273	81	85	283	ns	ns
Average number of employees (1) (3)	182,793	189,633	183,799	189,028	(3.6)%	(0.5)%

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Item 5G Financial measures not defined by IFRS and the Financial glossary appendix.

(3)

See the Financial glossary appendix.

•

Net income

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Operating income	10,272	10,799	6,988
Finance costs, net	(2,987)	(2,650)	(3,251)
Income tax	(2,793)	(1,330)	(2,180)
Consolidated net income after tax of continuing operations	4,492	6,819	1,557
Consolidated net income after tax of discontinued operations	-	-	3,211
Consolidated net income after tax	4,492	6,819	4,768
Net income attributable to equity holders of France Telecom S.A.	4,069	6,300	4,139
Minority interests	423	519	629

•

Net financial debt and organic cash flow

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Organic cash flow (1)	8,016	7,818	6,906 (3)
Net financial debt (2)	35,859	37,980	42,017
Ratio of Net financial debt/GOM	1.85	1.99	2.27

(1)

See Item 5G Financial measures not defined by IFRS and the Financial glossary appendix.

(2)

See the Financial glossary appendix.

(3)

Excluding PagesJaunes Groupe, operation disposed of on October 11, 2006 (see Note 3 to the consolidated financial statements). With PagesJaunes Groupe, organic cash flow amounted to 7.157 billion euros in 2006.

For further information on the risks related to the France Telecom group's financial debt, see Item 3D Risk factors.

2008 form 20-F / FRANCE TELECOM – 5

Back to contents

5.A.2

Critical accounting policies

In accordance with the applicable rules in the European Union (“EU”) which require companies that are incorporated in a Member State and that have securities listed on an EU regulated market to use IFRS beginning with their 2005 financial year, France Telecom prepares its consolidated financial statements in accordance with IFRS as published by IASB, and bases its discussion and analysis of its financial condition and results of operations on such financial statements.

Although IFRS as issued by IASB constitute a comprehensive basis of accounting, users should take into consideration when analyzing financial statements under IFRS of preparers that the reported performance and comparability among companies reporting under IFRS can be impacted by the following elements:

•

alternatives available under IFRS 1 when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer to retained earnings of all cumulative translation differences for all foreign operations at the transition date;

•

alternatives proposed by various IFRS standards, such as recognition of actuarial gains and losses on employee benefits according to the corridor method, expensing borrowing costs, proportionate consolidation of jointly controlled entities;

•

IFRS does not have a specific standard or interpretation for common control transactions, for acquisitions of (or commitments to) minority interests not resulting in a change in control, or for other similar transactions. In such circumstances, France Telecom – like other preparers – has to define its accounting policy in accordance with paragraphs 10 to 12 of IAS 8. As the IASB and IFRIC adopt or clarify the accounting standards and interpretations over time, France Telecom may modify its previously adopted accounting method (e.g. upon application of IAS 27R);

•

IFRS does not provide for specific accounting rules as to the form and content of the income statement while they do include a standard on financial statements presentation.

Therefore, and as further described in Notes 1 and 2 to its consolidated financial statements, France Telecom’s reported financial condition and results of operations are sensitive to the selection and application of the accounting policies by France Telecom and the judgment and other uncertainties affecting application of those policies.

In addition, France Telecom’s reported financial condition and results of operations are sensitive to estimates together with the related judgment, assumptions and uncertainties that underlie the preparation of its consolidated financial statements. The estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2008 may subsequently be changed. These factors should be taken into account when reviewing France Telecom’s consolidated financial statements, in particular the topics discussed below:

Measurement of property, plant and equipment and intangible assets other than goodwill

As of December 31, 2008 and 2007, total property, plant and equipment amounted to 26.5 and 27.8 billion euros, respectively, and total intangible assets (mainly telecommunication licenses, trademarks, customer relationships and rights of use) amounted to 14.5  (5.2 billion euros  of which was recognized in business combinations) and 16.7 billion euros, respectively.

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition. As direct observable fair values are not always readily available, indirect valuation methods are often used with their inherent limitations. Examples of indirect methods France Telecom commonly uses for certain acquired intangibles include the Greenfield method for licenses, the relief of royalty method for trademarks, or the excess earnings approach for customers relationships.  A change in any of the assumptions used in any of the indirect valuation methods could change the amount to be allocated to the acquired intangibles.

Similarly, judgment is required in determining the useful lives of the assets both at and subsequent to the acquisition date. Such judgment considers obsolescence, physical damage, significant changes to the manner in which an asset is used, worse than expected economic performance, a drop in revenues or other external indicators.

Considering the type of assets and the nature of the activities, most of the France Telecom’s assets do not generate independent cash flows from those attached to the Cash-Generating Unit (CGU). Hence, the assessment of the need for an impairment test is mostly determined at the CGU level (see hereunder).

Purchase price allocation and allocation of goodwill

As of December 31, 2008 and 2007, the net book value of goodwill amounted to 30.8 and 31.4 billion euros, respectively.

The amount of goodwill determined in a business combination is dependent on the allocation of the purchase price over the Group’s corresponding equity in the fair value of the underlying assets acquired and the liabilities assumed, a process that requires a significant level of estimate and judgment.

Goodwill is not amortized but is reviewed for impairment at least annually at the level of the CGU or group of CGUs (see hereunder).

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

Impairment testing of the recoverable amount of a CGU or group of CGUs

Impairment of goodwill and non-current assets were recorded for 0.3 billion euros in 2008 and 0.1 billion euros in 2007.

The determination of impairment involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. As such, the determination of the recoverable amount represents an area where significant assumptions and judgment are required.

The recoverable amount is the higher of the fair value less costs to sell and the value in use:

•

fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Because the fair value of France Telecom’s CGUs is rarely directly observable, it is determined on the basis of available market information, such as revenue and EBITDA multiples for comparable companies, or transactions or discounted cash flows including market participant assumptions on WACC or long-term growth rates ;

•

value in use is determined by France Telecom based on the discounted cash flows derived from the applicable business plan.

When cash flow projections are used, they are based on economic and regulatory assumptions, license renewal assumptions and forecasted trading conditions, including:

•

the influence of competitors;

•

the evolution and utilization of new technologies;

•

the level of appeal of these new technologies and related services to customers; and

•

the long-term growth rate and discount rate.

2008 form 20-F / FRANCE TELECOM – 6

Back to contents

The values assigned to each of these parameters reflect past experience and anticipated changes over the period of the business plans. In the economic environment implied by the current financial crisis:

•

the business plans have been drafted in the last quarter of 2008 to consider/take into account the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine the value in use may include a specific risk premium to account for contingencies in the execution of the plan;

•

the perpetual growth rates used have been maintained since, in the Group’s assessment, the current economic crisis is unlikely to modify long-term trends in its industry.

Changes in the economic and financial environment, legal and regulatory decisions, or changes in competitors’ behavior in response to this economic environment will affect the estimate of recoverable amounts. They may also be affected by unforeseen changes in the political, economic and legal systems of certain countries.

The methodology used and the related estimates have a material impact on the recoverable value and ultimately the amount of any asset impairment. If the assumptions do not materialize as expected, this may result in decreased revenue, EBITDA or cash flows and materially change the potential impairment.

A sensitivity analysis of the recoverable amount in relation to the perpetual growth rate or discount rate and to the cash flows is provided in Note 6 to the consolidated financial statements.

Because of the changes in segment reporting required by IFRS 8, IAS 36 has been amended to state that goodwill must be allocated to CGUs which are not larger than an operating segment. This amendment is retrospective, which requires France Telecom to identify the operating segments following the internal reporting used until December 31, 2008 in accordance with the IFRS 8 principles. Upon adoption of IFRS 8 in 2009, the amendment to IAS 36 is expected to retrospectively affect the impairment loss previously accounted for and an additional impairment loss for goodwill relating to fixed-line and broadband businesses of TP and Jordan Telecom, approximately in the amount of 0.5 billion euros, to be recorded as of January 1, 2007 (portion attributable to equity holders of France Telecom S.A.).

Income taxes

As of December 31, 2008 and 2007, France Telecom recorded deferred tax assets under IFRS amounting to approximately 3.8 and 5.7 billion euros, respectively, net of deferred tax liabilities. These balances consist primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and tax loss carryforwards mainly related to France Telecom S.A., the parent company.

Significant judgment on the part of management is required in determining current and deferred income taxes, as a result of the inherent necessity of interpreting tax laws and assessing the availability of future taxable income that can be offset against tax loss carryforwards within the appropriate timeframe, as estimated by management.

The realization of deferred tax assets is reviewed by France Telecom’s management using each entity’s tax forecast based on budgets and strategic plans.

Net recognition (derecognition) linked to the reassessment of the recoverability of deferred tax assets in 2008 and 2007 amounted to 0.0 and 1.2 billion euros, respectively.

Revenue recognition

France Telecom receives certain installation and activation revenue from new customers. These revenues are recognized on a straight-line basis over the expected service period. The estimation of the expected service period is based on historical customer turnover. In the event of a change in estimate, material differences may result in the amount and timing of revenues recognized for a given period. For example, a reduction in the expected service period may result in accelerated revenue recognition.

France Telecom’s policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with IFRS 18.13. Specifically, if the Group enters into sales contracts for the sale of multiple products or services, then the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and their relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions.

Reporting revenue on a gross versus net basis (acting principal vs. agent) is also a matter of judgment that depends on a relevant set of facts and circumstances. This analysis is performed using the following criteria:

•

who is the primary obligor of the arrangement;

•

who bears inventory risk;

•

who has a reasonable latitude in establishing price with the customer for the service;

•

who has discretion in supplier selection;

•

who is involved in the determination of service specifications; and who bears the credit risk.

France Telecom’s policy for revenue recognition is further explained in Note 2.6 to the consolidated financial statements.

Employee benefits and share-based payment

Pension benefits obligations and expenses for defined benefit pension plans are based on certain assumptions used by France Telecom in calculating such amounts. Those assumptions include, among others, the discount rate, the expected rate of return on plan assets and the annual rate of increase in future compensation levels.

Actual results that differ from France Telecom’s assumptions are accumulated and amortized over future periods and therefore could affect its recognized expense and recorded obligations in such future periods. Its assumptions are based on actual historical experience and external data regarding compensation and discount trend rates. While France Telecom believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may affect its pension obligations and its future expenses.

France Telecom has various share based compensation plans for employees that may be affected, as to the expense recorded in the income statement, by changes in valuation assumptions. For example, the fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term and the expected dividend payout rate. The assumption as to volatility has been determined by reference to the implied volatility of options available on France Telecom shares in the open market, and also in light of historical patterns of volatility. The expected option term is estimated by observing general option holder behavior as well as the actual historical terms of France Telecom’s option programs.

Litigation and claims

At December 31, 2008 and 2007, provisions totaling 0.5 billion euros (for both years), are recorded to cover litigation and claims. The risk associated with the August 2, 2004 decision of the European Commission concerning alleged State aid in favor of France Telecom (and for which France Telecom has placed 1.0 billion euros in escrow), is classified as a contingent liability and, therefore, no provision has been recorded in the Group’s consolidated financial statements.

France Telecom exercises significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgments and estimates are subject to change as new information becomes available.

2008 form 20-F / FRANCE TELECOM – 7

Back to contents

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities.

Where no active market exists, the Group establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

•

available-for-sale assets: comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

•

loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•

accounts payable: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•

financial liabilities at fair value through profit and loss: put options relating to minority interests are deemed to be granted at fair market value, and are assessed according to the parameters of the contractual arrangements;

•

derivatives: either option pricing models or discounted present value of future cash flows. Because internal valuation techniques are a matter of judgment, their result is benchmarked by the Group with external valuations provided by banks.

5.A.3

Analysis of the Group’s Income Statement and Capital Expenditures for 2007 and 2006

This section presents a comparison of 2006 and 2007 for the France Telecom group and is divided into four main parts:

i.

a presentation of revenues through GOM;

ii.

the transition from GOM to operating income;

iii.

a presentation of operating income through net income; and

iv.

a discussion of capital expenditures.

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

5.A.3.1   From Group Revenues to Gross Operating Margin

The operating expenses included in the GOM, referred to hereinafter as “OPEX” (see Financial glossary appendix) include i) operating expenses excluding labor expenses (wages and employee benefit expenses), referred to hereinafter as “OPEX excluding labor expenses (wages and employee benefit expenses)”, including external purchases and other operating incomes and expenses, and ii) labor expenses (wages and employee benefit expenses).

For the years ended December 31, 2006 and 2007, the following table sets out the transition from revenues to GOM, detailing by type the operating expenses included in the GOM of the France Telecom group.

	Years ended December 31
(in millions of euros)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	52,959	51,541	51,702	2.8%	2.4%
OPEX (2)	(33,843)	(33,055)	(33,163)	2.4%	2.0%
In% of revenues	63.9%	64.1%	64.1%
OPEX excluding labor expenses(wages and employee benefit expenses) (2)	(25,076)	(24,388)	(24,571)	2.8%	2.1%
In% of revenues	47.4%	47.3%	47.5%
- External purchases (2)	(23,156)	(22,681)	(22,809)	2.1%	1.5%
- Other operating incomes and expenses	(1,920)	(1,707)	(1,762)	12.5%	8.9%
Labor expenses(wages and employee benefit expenses) (2)	(8,767)	(8,667)	(8,592)	1.2%	2.0%
In% of revenues	16.6%	16.8%	16.6%
GOM	19,116	18,486	18,539	3.4%	3.1%
In% of revenues	36.1%	35.9%	35.9%
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006. (2) See Financial glossary appendix.

2008 form 20-F / FRANCE TELECOM – 8

Back to contents

5.A.3.1.1   Revenues

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

On a comparable basis, the increase in France Telecom group’s revenues between 2006 and 2007 was primarily the result of the increase in revenues from growing markets (see Financial glossary appendix), up 15.3%. Revenues from mature markets (see Financial glossary appendix) were up 1.0% between the two years.

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

2008 form 20-F / FRANCE TELECOM – 9

Back to contents

5.A.3.1.2   Operating expenses

Operating expenses included in the GOM amounted to 33.843 billion euros in 2007. Compared to revenues, operating expenses included in the GOM were down 0.2 points, passing from 64.1% of revenues in 2006, on a historical basis as well as on a comparable basis, to 63.9% of revenues in 2007.

Operating expenses excluding labor expenses (wages and employee benefit expenses)

For the years ended December 31, 2006 and 2007, the following table presents a breakdown of operating expenses excluding labor expenses (wages and employee benefit expenses) by type for the France Telecom group.

	Years ended December 31
(in millions of euros)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
External purchases (2)	(23,156)	(22,681)	(22,809)	2.1%	1.5%
In% of revenues	43.7%	44.0%	44.1%
Commercial expenses (2)	(8,082)	(7,769)	(7,780)	4.0%	3.9%
Services fees and inter-operator costs	(7,895)	(7,938)	(8,053)	(0.5)%	(2.0)%
Other external purchases (2)	(7,179)	(6,974)	(6,976)	3.0%	2.9%
Other operating incomes and expenses	(1,920)	(1,707)	(1,762)	12.5%	8.9%
In% of revenues	3.6%	3.3%	3.4%
OPEX EXCLUDING LABOR EXPENSES(WAGES AND EMPLOYEE BENEFIT EXPENSES) (2)	(25,076)	(24,388)	(24,571)	2.8%	2.1%
In% of revenues	47.4%	47.3%	47.5%
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006. (2) Financial glossary appendix.

Operating expenses excluding labor expenses (wages and employee benefit expenses) included in the GOM (see Financial glossary appendix) amounted to 25.076 billion euros in 2007. Compared to revenues, operating expenses excluding labor expenses (wages and employee benefit expenses) were globally stable, at 47.4% of revenues in 2007, compared to 47.5% in 2006 on a historical basis and 47.3% on a comparable basis.

On a historical basis, operating expenses excluding labor expenses (wages and employee benefit expenses) rose 2.1%, i.e. an additional cost of 505 million euros between 2006 and 2007. This increase notably factored in the positive impact of foreign exchange rate fluctuations (102 million euros) and the favorable impact of the changes in scope of consolidation and other changes (81 million euros).

On a comparable basis, operating expenses excluding labor expenses (wages and employee benefit expenses) rose 2.8% between 2006 and 2007, which represented an additional cost of 688 million euros. External purchases (see Financial glossary appendix), which represented 92% of operating expenses excluding labor expenses (wages and employee benefit expenses) in 2007, experienced limited growth of 2.1% between the two years, with other operating expenses (net of other operating incomes) increasing 12.5%.

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

On a comparable basis, external purchases rose 2.1% between 2006 and 2007, with this growth driven primarily by the 4.0% increase in commercial expenses (see Financial glossary appendix). In accordance with the objective announced for 2007, this increase remained controlled, with a ratio of commercial expenses to revenues of 15.3% in 2007, up slightly compared to 2006 (15.1%). Moreover, service fees and inter-operator costs have decreased 0.5% in particular due to the impact of the reductions in call termination rates and better control of abundance offers. In relation to revenues, the share of service fees and inter-operator costs has thus dropped 15.4% in 2006 to 14.9% in 2007. Finally, the 3.0% increase in other external purchases (see Financial glossary appendix) was primarily linked to the increase in call center outsourcing fees. Compared to revenues, other external purchases were globally stable between the two years, at 13.6% in 2007 compared to 13.5% in 2006. In the end, the increase in external purchases between 2006 and 2007 (an increase of 2.1%) was kept under control with regards to the growth in revenues (up 2.8%).

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

On a comparable basis, the 213 million euros additional expense in other operating expenses (net of other operating incomes) was explained primarily by, i) the recognition in 2006 of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council, and ii) income corresponding to a settlement indemnity relating to the Group’s activities in Lebanon in the amount of 22 million euros in 2007 compared to 74 million euros in 2006.

2008 form 20-F / FRANCE TELECOM – 10

Back to contents

Labor expenses (wages and employee benefit expenses)

Labor expenses (wages and employee benefit expenses) included in the GOM (see Financial glossary appendix) do not include employee profit-sharing and share-based compensation (see Section 5.A.3.2 “From Group gross operating margin to operating income”).

Between 2006 and 2007, labor expenses (wages and employee benefit expenses) compared to revenues were stable on a historical basis. On a comparable basis, labor expenses (wages and employee benefit expenses) have dropped 0.2 points, from 16.8% of revenues in 2006 to 16.6% of revenues in 2007.

For the years ended December 31, 2006 and 2007, the table below sets out, i) the labor expenses (wages and employee benefit expenses), ii) the average number of employees (full-time equivalent), and iii) the number of employees (active employees et end of period) for the France Telecom group, broken down between France Telecom S.A., subsidiaries in France and international subsidiaries.

	Years ended December 31
LABOR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES) AND NUMBER OF EMPLOYEES	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Labor expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(5,329)	(5,442)	(5,379)	(2.1)%	(0.9)%
Subsidiaries in France	(640)	(554)	(514)	15.6%	24.4%
France total	(5,969)	(5,996)	(5,893)	(0.5)%	1.3%
International subsidiaries	(2,798)	(2,671)	(2,699)	4.8%	3.7%
GROUP TOTAL	(8,767)	(8,667)	(8,592)	1.2%	2.0%
In% of revenues	16.6%	16.8%	16.6%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	95,858	101,664	100,601	(5.7)%	(4.7)%
Subsidiaries in France	8,677	9,213	8,867	(5.8)%	(2.1)%
France total	104,535	110,877	109,468	(5.7)%	(4.5)%
International subsidiaries	79,264	80,466	79,560	(1.5)%	(0.4)%
GROUP TOTAL	183,799	191,343	189,028	(3.9)%	(2.8)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	97,355	100,986	99,902	(3.6)%	(2.5)%
Subsidiaries in France	8,817	9,191	8,986	(4.1)%	(1.9)%
France total	106,172	110,177	108,888	(3.6)%	(2.5)%
International subsidiaries	81,159	81,847	82,148	(0.8)%	(1.2)%
GROUP TOTAL	187,331	192,024	191,036	(2.4)%	(1.9)%
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006. (2) See Financial glossary appendix. (3) In millions of euros.

On a historical basis, labor expenses (wages and employee benefit expenses) for the Group increased 2.0%, i.e. a degradation of 175 million euros, between 2006 and 2007, amounting to 8.767 billion euros in 2007, compared to 8.592 billion euros in 2006. This increase can be explained primarily by the negative impact of changes in the scope of consolidation and other changes (92 million euros, corresponding primarily to the impact of the acquisition of the Groupe Silicomp in France), partially offset by the favorable impact of foreign exchange rate fluctuations (17 million euros).

On a comparable basis, labor expenses (wages and employee benefit expenses) were up 1.2%, or an additional cost of 100 million euros, between the two years, changing from 8.667 billion euros in 2006 to 8.767 billion euros in 2007. This 1.2% increase in labor expenses (wages and employee benefit expenses) between 2006 and 2007 was the result of i) a 5.2% increase for the change in the average unit cost, partially offset by ii) a 3.9% reduction for the volume effect, linked to the reduction in the Group’s average number of employees, representing a decrease of 7,544 employees (full-time equivalents), and by iii) a 0.1% reduction for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures.

5.A.3.1.3   Gross operating margin

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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

On a comparable basis, the Group’s GOM was up 3.4%, i.e. 630 million euros, changing from 18.486 billion euros in 2006 to 19.116 billion euros in 2007. This increase can be explained:

•

by the 5.8% increase in PCS GOM, driven primarily by the 11.4% increase in PCS Rest of the world GOM (314 million euros) and by the 17.1% increase in PCS Poland GOM (122 million euros). This increase reflected the strong growth in mobile telephony activities, supported by dynamic growth in the customer base, as well as controlling operating expenses included in the GOM, in particular external purchases and labor expenses (wages and employee benefit expenses), which did not increase as fast as revenues; and

•

by the 2.1% increase in HCS GOM linked to the 8.9% increase in the HCS France GOM. This improvement in France was the result of the combined effect of the drop in operating expenses included in the GOM and the increase in revenues. The drop in operating expenses included in the GOM can be explained primarily by the sharp drop in service fees and inter-operator costs (primary effect of the drop in call termination rates). On the other hand, the change in HCS GOM between the two years was primarily the result of the 18.2% drop in HCS Poland GOM, primarily due to the downturn in traditional telephone services (traditional telephone subscriptions and communications).

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

2008 form 20-F / FRANCE TELECOM – 11

Back to contents

5.A.3.2   From Group Gross Operating Margin to Operating Income

For the years ended December 31, 2006 and 2007, the following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income.

	Years ended December 31
(in millions of euros)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	19,116	18,486	18,539	3.4%	3.1%
Employee profit-sharing	(359)	-	(346)	-	3.9%
Share-based compensation	(279)	-	(30)	-	ns
Depreciation and amortization	(8,111)	(7,827)	(7,824)	3.6%	3.7%
Impairment of goodwill	(26)	-	(2,800)	-	(99.1)%
Impairment of non-current assets	(107)	-	(105)	-	2.3%
Gains (losses) on disposal of assets	769	-	97	-	ns
Restructuring costs	(208)	-	(567)	-	(63.3)%
Share of profits (losses) of associates	4	-	24	-	(82.8)%
OPERATING INCOME	10,799	-	6,988	-	54.5%
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

Share-based compensation

For the years ended December 31, 2006 and 2007, the following table shows the share-based compensation for the France Telecom group, broken down between free share award plan, employee shareholding plan and stock option plans.

(in millions of euros)	Years ended December 31
SHARE-BASED COMPENSATION	2007	2006 historical basis
Free share award plan	(149)	-
Employee shareholding plan	(107)	-
Stock option plans	(23)	(30)
GROUP TOTAL	(279)	(30)

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

Impairment of goodwill

For the years ended December 31, 2006 and 2007, the table below sets out the changes in the impairment of goodwill for the France Telecom group.

(in millions of euros)		Years ended December 31
IMPAIRMENT OF GOODWILL	2007	2006 historical basis
PCS in the United Kingdom	-	(2,350)
TP Group (1)	-	(275)
PCS in Netherlands	-	(175)
Other	(26)	-
GROUP TOTAL	(26)	(2,800)
(1) PCS Poland and HCS Poland sub-segments.

2008 form 20-F / FRANCE TELECOM – 12

Back to contents

In 2007, the impairment loss of goodwill is 26 million euros.

In 2006, the impairment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (2.35 billion euros) primarily stemmed from the change in the level at which return on investment was monitored. The reallocation of goodwill from the former Orange sub-group to each country within the sub-group significantly increased the net book value of the assets comprising the United Kingdom CGU (Cash Generating Unit), and resulted in the impairment of the excess amount indicated. The impairment loss of 175 million euros recognized in 2006 taken with respect to Personal Communication Services in the Netherlands was triggered by the same change. For Poland, the impairment loss of 275 million euros booked in 2006 was based on the business plan prepared by the company’s management and stemmed from an increase in the discount rate to 11.3% (against 9.5% for fixed-line and 10.5% for mobile in the past), to take account of the uncertainty generated by the local regulatory environment, with long-term growth rates remaining unchanged: 0% for fixed-line activities and 3% for mobile activities.

Gains (losses) on disposal of assets

For the years ended December 31, 2006 and 2007, the table below shows the changes in the gains (losses) on disposal of assets for the France Telecom group.

		Years ended December 31
GAINS (LOSSES) ON DISPOSAL OF ASSETS	2007	2006 historical basis
Sale of Tower Participations (company holding TDF)	307	-
Sale of 100% of Orange’s mobile and Internet businesses in the Netherlands	299	-
Sale of 20% of Bluebirds Participations France (company holding Eutelsat Communications)	104	-
Sale of 17.5% of One GmbH (share restructuring)	36	-
Sale of 20% of Ypso Holding (cable network activities)	-	84
Sale of 100% of France Telecom Mobile Satellite Communications (FTMSC)	-	10
Dilution impacts	-	25
Sales of property, plant and equipment and intangible assets	20	(24)
Other	3	2
GROUP TOTAL	769	97

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd (KKR), for 3.287 billion euros (net of disposal costs). In 2006, the gain on the disposal, which amounted to 2.983 billion euros, was reported under consolidated net income after tax of discontinued operations (see Section 5.A.3.3.4 “Consolidated net income after tax of discontinued operations”).

Restructuring costs

For the years ended December 31, 2006 and 2007, the following table shows restructuring costs for the France Telecom group by type.

(in millions of euros)		Years ended December 31
RESTRUCTURING COSTS	2007	2006 historical basis
Public service secondment costs	(66)	(47)
Early retirement plan (1)	19	(280)
Contributions to the Works’ Committee in respect of early retirement plans	-	(13)
Other restructuring costs (2)	(161)	(227)
GROUP TOTAL	(208)	(567)

(1)

Impact of the change in the discount rate in 2007.

(2)

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

5.A.3.3   From Group Operating Income to Net Income

For the years ended December 31, 2006 and 2007, the table below presents the transition from operating income to consolidated net income after tax for the France Telecom group.

		Years ended December 31
(in millions of euros)	2007	2006 historical basis
Operating income	10,799	6,988
Interest expenses, net	(2,521)	(3,155)
Foreign exchange gains (losses)	(4)	26
Discounting expense	(125)	(122)
Finance costs, net	(2,650)	(3,251)
Income tax	(1,330)	(2,180)
Consolidated net income after tax of continuing operations	6,819	1,557
Consolidated net income after tax of discontinued operations	-	3,211
Consolidated net income after tax	6,819	4,768
Net income attributable to equity holders of France Telecom S.A.	6,300	4,139
Minority interests	519	629

2008 form 20-F / FRANCE TELECOM – 13

Back to contents

5.A.3.3.1   Finance costs, net

Finance costs, net were 2.650 billion euros in 2007, representing an improvement of 601 million euros compared to 2006 (3.251 billion euros). This improvement reflected the drop in interest expenses, net, representing a gain of 634 million euros between 2006 and 2007, partially offset by the unfavorable change in foreign exchange differences (30 million euros) between the two fiscal years.

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Item 11 “Quantitative and Qualitative Disclosures About Market Risk”). Likewise, in terms of investments, France Telecom has a prudent management policy. The return on France Telecom S.A.’s investments stand at capitalized EONIA + 11 basis points in 2007 (compared to capitalized EONIA + 4 basis points in 2006).

Indicators for interest expenses, net

For the years ended December 31, 2006 and 2007, the table below sets forth the interest expenses indicators for the France Telecom group.

	Years ended December 31
(in millions of euros)	2007	2006 historical basis	Change historical basis
INTEREST EXPENSES, NET	(2,521)	(3,155)	634
Net financial debt at end of period (1)	37,980	42,017	(4,037)
Average outstandings of net financial debt over the period	37,884	44,402	(6,518)
Weighted average cost of net financial debt	6.46%	5.91%	-
(1) See Financial glossary appendix.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

The change in net financial debt for France Telecom is described in Section 5.B.3 Financial debt and financing resources.

Change in interest expenses, net

For the years ended December 31, 2006 and 2007, the table below shows the changes in interest expenses, net by decrease and increase factors for the France Telecom group.

(in millions of euros)	Years ended December 31
Interest expenses, net for 2006 (historical basis)	(3,155)
Decrease factors:
Decrease in average outstandings of net financial debt over the period	385
Decrease in change in fair value of the price guarantee given to FT España minority shareholders(zero in 2007 versus -258 million euros in 2006)	258
Adjustment in fair value of a bond issue (an item specific to 2006)	189
Increase factors:
Increase in weighted average cost of net financial debt	(208)
Other items	10
INTEREST EXPENSES, NET FOR 2007	(2,521)

5.A.3.3.2   Income tax

For the years ended December 31, 2006 and 2007, the following table shows the income tax for the France Telecom group.

(in millions of euros)	Years ended December 31
INCOME TAX	2007	2006 historical basis
Current taxes	(609)	(591)
Deferred taxes	(721)	(1,589)
GROUP TOTAL	(1,330)	(2,180)

Income tax represented an expense of 1.330 billion euros in 2007, compared to an expense of 2.180 billion euros in 2006, due primarily to the 868 million euros drop in the Group’s deferred tax charge. This drop primarily stemmed from the 756 million euros decrease in the deferred tax charge for the France tax group between 2006 and 2007.

5.A.3.3.3   Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations came to 6.819 billion euros in 2007, up from 1.557 billion euros in 2006. This 5.262 billion euros increase between the two periods was the result of the increase in operating income (3.811 billion euros), the reduction in income tax expense (850 million euros) and the improvement in finance costs, net (601 million euros).

5.A.3.3.4   Consolidated net income after tax of discontinued operations

No consolidated net income after tax from discontinued operations was booked in 2007. In 2006, consolidated net income after tax from discontinued operations of 3.211 billion euros included the recognition of the sale of all of the stakes in PagesJaunes Groupe, which represented 2.983 billion euros, and the net income from PagesJaunes Groupe before it was sold, representing 228 million euros.

5.A.3.3.5   Consolidated net income after tax

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

2008 form 20-F / FRANCE TELECOM – 14

Back to contents

After factoring in minority interests, net income attributable to France Telecom S.A. equity holders rose from 4.139 billion euros in 2006 to 6.300 billion euros in 2007, up 2.161 billion euros.

5.A.3.4   Group Capital Expenditures

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

5.A.3.4.1   Capital expenditures

For the years ended December 31, 2006 and 2007, the following table presents the main indicators relative to capital expenditures for the France Telecom group.

	Years ended December 31
(in millions of euros)	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
CAPEX (2)	6,979	6,721	6,732	3.8%	3.7%
CAPEX / Revenues	13.2%	13.0%	13.0%
Telecommunication licenses	85	283	283	(70.0)%	(70.0)%
Financial investments (3)	1,117	-	255	-	ns

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

See Item 5.G Financial measures not defined by IFRS , Financial glossary appendix.

(3)

See Financial glossary appendix.

Capital expenditures on tangible and intangible assets excluding telecommunication licenses

On a comparable basis, the 3.8% increase in capital expenditures on tangible and intangible assets excluding licenses (see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix) between 2006 and 2007, can be explained by the increase in investment expense in growing markets, which increased by 285 million euros between 2006 and 2007.

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

•

the increase in investments in the mobile subsidiaries of PCS Rest of the world, primarily in mobile networks (up 160 million euros), in line with the strong growth of these subsidiaries;

•

the 140 million euros increase in the Group’s IT investments, concerning the customer and billing area for the most part; and

•

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

(in millions of euros)	Years ended December 31
TELECOMMUNICATION LICENSES	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Orange Niger	48	-	-	-	-
Orange Guinea	20	-	-	-	-
Orange Central African	9	-	-	-	-
Orange Bissau	5	-	-	-	-
Orange France (2)	-	281	281	-	-
Other	3	2	2	50.0%	50.0%
GROUP TOTAL	85	283	283	(70.0)%	(70.0)%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

Updated amount of the fixed portion of the renewal of the Orange France GSM license for 15 years.

2008 form 20-F / FRANCE TELECOM – 15

Back to contents

Financial investments

Financial investments (see Financial glossary appendix) are described in Section 5.B.1 Liquidity and cash flows.

5.A.3.4.2   Investment projects

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

These various investment projects are in line with the Group’s overall strategy, and are also compatible with the objective of a ratio of capital expenditures in tangible and intangible assets excluding licenses (see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix) to revenues of about 13%.

5.A.4

Analysis by Business Segment for 2007 and 2006

This section presents a comparison of 2006 and 2007 for the France Telecom group with an analysis by business segment and sub-segment of the principal operating data (financial data and workforce) and operating indicators.

“GOM” and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

Presentation of the business segments

The organization for France Telecom’s operational management is now built around i) business lines (personal, home, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as the first level of segment reporting:

•

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

•

the “Home Communication Services” (referred to hereinafter as “HCS”) segment covers the fixed-line telecommunications services activities (fixed-line telephony, Internet services, and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

•

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

The use of shared resources is taken into account in business segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the business segments. The supply of shared resources is included in inter-business segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s GOM (for information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix). The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the business segment results disclosed from one year to another.

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

2008 form 20-F / FRANCE TELECOM – 16

Back to contents

Operating data by business segment for the year ended December 31, 2007

	Years ended December 31, 2007
(in millions of euros)	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	29,119	22,671	7,721	(6,552)	52,959
external	28,144	17,548	7,267	-	52,959
inter-segment	975	5,123	454	(6,552)	-
External purchases	(16,296)	(8,497)	(4,912)	6,549	(23,156)
Other operating incomes	258	1,023	97	(938)	440
Other operating expenses	(1,640)	(1,480)	(178)	938	(2,360)
Labor expenses:
Wages and employee benefit expenses	(1,464)	(5,918)	(1,385)	-	(8,767)
GOM	9,977	7,799	1,343	(3)	19,116
Employee profit-sharing	(65)	(268)	(26)	-	(359)
Share-based compensation	(18)	(232)	(29)	-	(279)
Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
Impairment of goodwill	-	(26)	-	-	(26)
Impairment of non-current assets	(8)	(6)	(93)	-	(107)
Gains (losses) on disposal of assets	-	-	-	769	769
Restructuring costs	(27)	(153)	(28)	-	(208)
Share of profits (losses) of associates	4	-	-	-	4
Operating income					10,799
allocated by business segment	5,407	3,876	747	-	10,030
not allocable	-	-	-	769	769
CAPEX	3,493	3,080	406	-	6,979
Telecommunication licenses	85	-	-	-	85
Average number of employees	35,427	129,168	19,204	-	183,799

Operating data by business segment for the year ended December 31, 2006 (data on a comparable basis) (1)

	Years ended December 31, 2006 (comparable basis (1))
(in millions of euros)	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	27,538	22,725	7,689	(6,411)	51,541
external	26,553	17,733	7,255	-	51,541
inter-segment	985	4,992	434	(6,411)	-
External purchases	(15,470)	(8,673)	(4,945)	6,408	(22,680)
Other operating incomes	295	1,070	129	(1,000)	494
Other operating expenses	(1,508)	(1,515)	(179)	1,000	(2,202)
Labor expenses:
Wages and employee benefit expenses	(1,421)	(5,966)	(1,280)	-	(8,667)
GOM	9,434	7,641	1,414	(3)	18,486
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(4,082)	(3,351)	(397)	3	(7,827)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	3,413	2,879	429	-	6,721
Telecommunication licenses	283	-	-	-	283
Average number of employees	35,608	137,004	18,731	-	191,343
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

2008 form 20-F / FRANCE TELECOM – 17

Back to contents

Operating data by business segment for the year ended December 31, 2006 (data on a historical basis)

	Years ended December 31, 2006 (historical basis (1))
(in millions of euros)	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	27,745	22,487	7,652	(6,182)	51,702
external	26,770	17,701	7,231	-	51,702
inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating incomes	155	529	122	(333)	473
Other operating expenses	(1,034)	(1,384)	(150)	333	(2,235)
Labor expenses:
Wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
GOM	9,686	7,265	1,590	(2)	18,539
Employee profit-sharing	(71)	(252)	(23)	-	(346)
Share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
allocated by business segment	2,795	2,961	1,135	-	6,891
not allocable	-	-	-	97	97
CAPEX	3,581	2,721	430	-	6,732
Telecommunication licenses	283	-	-	-	283
Average number of employees	37,214	134,447	17,367	-	189,028

5.A.4.1   Personal Communication Services (PCS)

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

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands.

5.A.4.1.1   From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Personal Communication Services (PCS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

2008 form 20-F / FRANCE TELECOM – 18

Back to contents

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

2008 form 20-F / FRANCE TELECOM – 19

Back to contents

Revenues - PCS

Revenues - PCS France

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS France sub-segment.

	Years ended December 31
PCS FRANCE	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	9,998	9,885	9,882	1.1%	1.2%
Total number of customers (3)	24,226	23,270	23,268	4.1%	4.1%
o/w Number of contract customers (3)	15,699	14,716	14,714	6.7%	6.7%
o/w Number of prepaid customers (3)	8,527	8,554	8,554	(0.3)%	(0.3)%
o/w Number of broadband customers (3)	7,407	3,595	3,595	106.0%	106.0%
ARPU (4) (in euros)	398	410	410	(2.9)%	(2.9)%
AUPU (4) (in minutes)	198	189	189	4.6%	4.6%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Financial glossary appendix.

On a historical basis as well as on a comparable basis, PCS France revenues have shown growth (up 1.1% on a comparable basis and 1.2% on a historical basis) between 2006 and 2007, linked to the 0.9% growth in the network revenues (see Financial glossary appendix). The development of revenues generated with MVNOs (mobile virtual network operators) also contributed significantly to this growth.

Excluding the impact of the reduction in call termination rates and the reductions in the roaming rates, revenues were up 4.9% in 2007 compared to 2006. This growth is due to:

•

primarily the significant jump in the number of customers, which rose 4.1% to nearly 24.2 million at December 31, 2007, and the increase in the proportion of contract customers in the total customer base, coming in at 64.8% at December 31, 2007, compared to 63.2% one year before; and

•

the 14% increase in revenues generated by “non-voice” services (see Financial glossary appendix). In 2007, “non-voice” services revenues accounted for 17.3% of network revenues, compared with 15.3% in 2006.

The average use per customer (AUPU) (see Financial glossary appendix) was up 4.6% at December 31, 2007.

The average revenue per customer (ARPU) (see Financial glossary appendix) was down 2.9% at December 31, 2007, primarily due, on one hand, to the unfavorable impact of the decrease in “voice” and Short Messaging Service (SMS) call termination rates and on the other hand, to the drop in roaming rates. Excluding this impact, ARPU grew 0.9%.

Revenues - PCS United Kingdom

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS United Kingdom sub-segment.

	Years ended December 31
PCS UNITED KINGDOM	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	6,217	5,863	5,874	6.0%	5.8%
Total number of customers (3)	15,642	15,333	15,333	2.0%	2.0%
o/w Number of contract customers (3)	5,610	4,968	4,968	12.9%	12.9%
o/w Number of prepaid customers (3)	10,032	10,365	10,365	(3.2)%	(3.2)%
o/w Number of broadband customers (3)	1,798	931	931	93.1%	93.1%
ARPU (4) (in pounds sterling)	265	257	257	3.1%	3.1%
AUPU (4) (in minutes)	160	147	147	8.8%	8.8%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Financial glossary appendix.

On a historical basis, revenues for the PCS UK were up 5.8% compared to 2006, amounting to 6.217 billion euros in 2007. This change was primarily the result of intrinsic growth in the PCS United Kingdom segment.

On a comparable basis, the PCS UK recorded revenues growth of 6.0% between the two years. Revenues excluding equipment revenues (see Financial glossary appendix) are up 6.5%, due to:

•

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

•

the strong growth in revenues from “non-voice” services, generated by greater use of Multimedia Messaging Service (MMS) and data services. In 2007, “non-voice” services revenues accounted for 21.7% of network revenues, compared with 20.2% in 2006; and

•

“voice” traffic growth, with the AUPU up 8.8% at December 31, 2007 compared with December 31, 2006.

2008 form 20-F / FRANCE TELECOM – 20

Back to contents

Revenues - PCS Spain

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS Spain sub-segment.

	Years ended December 31
PCS SPAIN	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	3,404	3,315	3,353	2.7%	1.5%
Total number of customers (3)	11,091	10,614	11,114	4.5%	(0.2)%
o/w Number of contract customers (3)	5,956	5,420	5,420	9.9%	9.9%
o/w Number of prepaid customers (3)	5,135	5,195	5,695	(1.2)%	(9.8)%
o/w Number of broadband customers (3)	1,605	422	422	na	na
ARPU (4) (in euros)	303	308	301	(1.6)%	0.7%
AUPU (4) (in minutes)	145	132	128	9.8%	13.3%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Financial glossary appendix.

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

Revenues - PCS Poland

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS Poland sub-segment.

	Years ended December 31
PCS POLAND	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	2,133	1,992	1,934	7.1%	10.3%
Total number of customers (3)	14,158	12,521	12,521	13.1%	13.1%
o/w Number of contract customers (3)	5,556	4,803	4,803	15.7%	15.7%
o/w Number of prepaid customers (3)	8,603	7,719	7,719	11.5%	11.5%
o/w Number of broadband customers (3)	223	81	81	175.3%	175.3%
ARPU (4) (in polish zlotys)	592	657	657	(9.9)%	(9.9)%
AUPU (4) (in minutes)	101	95	95	6.3%	6.3%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Financial glossary appendix.

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

2008 form 20-F / FRANCE TELECOM – 21

Back to contents

Revenues - PCS Rest of the world

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the PCS Rest of the world sub-segment.

	Years ended December 31
PCS REST OF THE WORLD	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Belgium
Revenues (2)	1,494	1,549	1,549	(3.6)%	(3.6)%
Total number of customers (3)	3,284	3,139	3,139	4.6%	4.6%
ARPU (4) (in euros)	414	-	464	-	(10.8)%
Romania
Revenues (2)	1,234	992	1,082	24.3%	14.0%
Total number of customers (3)	9,813	8,043	8,043	22.0%	22.0%
ARPU (4) (in euros)	130	-	138	-	(5.8)%
Switzerland
Revenues (2)	816	833	867	(2.0)%	(5.9)%
Total number of customers (3)	1,510	1,395	1,395	8.2%	8.2%
ARPU (4) (in euros)	504	-	606	-	(16.8)%
Egypt
Revenues (2)	757	587	630	28.9%	20.2%
Total number of customers (at 71,25%) (3)	10,771	6,603	6,603	63.1%	63.1%
ARPU (4) (in euros)	84	-	112	-	(25.0)%
Slovakia
Revenues (2)	744	708	643	5.0%	15.6%
Total number of customers (3)	2,864	2,691	2,691	6.4%	6.4%
ARPU (4) (in euros)	252	-	234	-	7.7%
Other subsidiaries (5)
Revenues (6)	2,506	2,032	2,148	23.3%	16.7%
Total number of customers (3)	16,303	11,479	13,526	42.0%	20.5%
TOTAL
Revenues (2) (7)	7,550	6,701	6,920	12.7%	9.1%
Total number of customers (3) (7)	44,545	33,350	35,397	33.6%	25.8%
o/w Number of broadband customers (3)	1,939	742	742	161.3%	161.3%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Financial glossary appendix.

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

2008 form 20-F / FRANCE TELECOM – 22

Back to contents

Gross operating margin - PCS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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

•

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

•

by the 17.1% growth in PCS Poland GOM between 2006 and 2007, representing an improvement of 122 million euros. This increase was primarily generated by the growth in revenues, partially offset by the 1.5% increase in operating expenses included in the GOM linked primarily to the increase in commercial expenses in order to support growth;

•

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

•

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

Capital expenditures on tangible and intangible assets excluding licenses - PCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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

•

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

•

by the 15.6% increase, representing 45 million euros, in capital expenditures on tangible and intangible assets excluding licenses for PCS Poland, stemming for a large part from the increase in investment expense concerning broadband access and network capacities; and

•

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

•

by a 10.6% drop, (95 million euros) in capital expenditures on tangible and intangible assets excluding licenses for PCS France, primarily linked to the discounts obtained from equipment manufacturers on the renewal of network equipment started in July 2007 and the end of 2G capacity investments in areas covered by 3G; and

•

by the 16.1% drop (89 million euros) in investment expenses for PCS Spain stemming in particular from the drop in investments pertaining to access networks, due to the network sharing agreement with Vodafone.

Telecommunication licenses - PCS

In 2007, telecommunication licenses represented an expense of 85 million euros and primarily concerned the acquisition of licenses in Guinea, Central African Republic, Guinea-Bissau and Niger. In 2006, telecommunication licenses, representing 283 million euros on a historical basis as well as on a comparable basis, corresponded almost exclusively to the fixed portion of the renewal for 15 years of Orange’s GSM license in France.

2008 form 20-F / FRANCE TELECOM – 23

Back to contents

5.A.4.1.2   From gross operating margin to operating income for Personal Communication Services (PCS)

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

Depreciation and amortization - PCS

The depreciation and amortization is described, for the Group, in Section 5.A.3.2 “From Group gross operating margin to operating income”.

Impairment of goodwill - PCS

The impairment of goodwill is described, for the Group, in Section 5.A.3.2 “From Group gross operating margin to operating income”.

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

5.A.4.2   Home Communication Services (HCS)

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

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands

2008 form 20-F / FRANCE TELECOM – 24

Back to contents

5.A.4.2.1   From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Home Communication Services (HCS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

2008 form 20-F / FRANCE TELECOM – 25

Back to contents

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

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

(2)

In millions of euros.

(3)

At end of period. This figure included: i) the standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers.

(4)

See Financial glossary appendix.

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

Revenues from Consumer Services

On a comparable basis, the slight drop of 0.8% in Consumer Services revenues, amounting to 9.499 billion euros in 2007, can be explained by the drop in switched telephone network (STN) sector and mature sectors (public telephones, leased terminals) which was partially offset by the fast development in ADSL broadband services. ARPU for Consumer fixed-line services (see Financial glossary appendix) was up substantially, from 28.00 euros at December 31, 2006 to 30.60 euros at December 31, 2007 (calculated on a rolling 12-months basis). This change stemmed from:

•

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

•

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

•

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

2008 form 20-F / FRANCE TELECOM – 26

Back to contents

•

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

•

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

•

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

Revenues - HCS Poland

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the HCS Poland sub-segment.

	Years ended December 31
HCS POLAND	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
REVENUES (2)	2,886	3,139	3,048	(8.1)%	(5.3)%
Consumer and Business customers
Number of fixed-line telephony customers (3)	8,950	10,128	10,128	(11.6)%	(11.6)%
Number of broadband Internet customers (3) (4)	2,022	1,712	1,712	18.1%	18.1%
Number of subscribers to multi-service offers:
Number of leased Livebox (3)	346	148	148	133.8%	133.8%
Number of subscribers to “Voice over IP” services (3)	132	14	14	na	na
Number of subscribers to ADSL TV offers (3)	40	3	3	na	na
Wholesale Services
Number of wholesale lines rental (3)	592	-	-	-	-
Number of Bitstream access (3)	132	-	-	-	-

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

•

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

•

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

2008 form 20-F / FRANCE TELECOM – 27

Back to contents

Revenues - HCS Rest of the world

For the years ended December 31, 2006 and 2007, the table below sets out the operating indicators for the HCS Rest of the world sub-segment.

	Years ended December 31
HCS REST OF THE WORLD	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Spain (2)
Revenues (3)	604	629	558	(4.0)%	8.2%
Number of broadband Internet customers (ADSL) (4)	1,177	918	640	28.2%	83.9%
United Kingdom
Revenues (3)	403	425	426	(5.1)%	(5.4)%
Number of broadband Internet customers (ADSL) (4)	1,138	1,063	1,063	7.1%	7.1%
Senegal
Revenues (3)	390	378	378	3.1%	3.1%
Number of fixed-line telephony customers (4)	269	283	283	(4.9)%	(4.9)%
Jordan (5)
Revenues (3)	258	261	203	(0.9)%	27.5%
Number of fixed-line telephony customers (4)	559	614	614	(9.0)%	(9.0)%
Ivory Coast
Revenues (3)	182	169	169	8.1%	8.1%
Number of fixed-line telephony customers (4)	250	271	271	(7.7)%	(7.7)%
Other subsidiaries (6)
Revenues (7)	262	238	271	10.0%	(3.5)%
TOTAL
Revenues (3)	2,100	2,100	2,005	0.0%	4.7%

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

Gross operating margin - HCS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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

On a comparable basis, the 2.1% increase in HCS GOM, representing an increase of 158 million euros between 2006 and 2007, can be explained by the 8.9% increase in HCS France GOM between 2006 and 2007. This increase of 529 million euros was driven by the drop in operating expenses included in the GOM, stemming i) from the decrease in service fees and inter-operator costs, following the reduction in the price of fixed-line-to-mobile call termination rates, and ii) the decrease in labor expenses (wages and employee benefit expenses), related primarily to the reduction in the workforce (6.5% drop in the average number of full-time equivalent employees, see Financial glossary appendix) on the one hand, and from the growth in revenues, driven by the development of ADSL broadband services and the wholesale offering for broadband access on the other hand.

Between 2006 and 2007, the increase in HCS France GOM was partially offset:

•

by the 18.2% drop in HCS Poland GOM, which decreased 268 million euros between 2006 and 2007, primarily due to the drop in revenues and to a lesser extent to the increase in operating expenses included in the GOM. The increase in operating expenses included in the GOM concerns, i) other operating expenses (net of other operating incomes), for which the increase was primarily the result of an the increase in provisions, and ii) outsourcing fees relating to technical operation and maintenance as well as IT expenses subsequent to the new outsourcing contracts for network installation and maintenance. These increases were partially offset by the reduction in service fees and inter-operator costs, following the sharp reduction in the price of mobile call termination rates. Labor expenses (wages and employee benefit expenses) were up slightly compared to 2006, with the volume impact induced by the drop in the average number of employees (full-time equivalents) being offset by a price effect, reflecting in particular the increase in the skills and qualifications for some employee profiles; and

•

by the 48.3% reduction in HCS Rest of the world GOM. This 104 million euros decrease stemmed primarily from the drop in United Kingdom and Spain GOM due in particular to the drop in revenues, which was partially offset by the increase in Ivory Coast GOM, driven primarily by growth in revenues.

2008 form 20-F / FRANCE TELECOM – 28

Back to contents

Capital expenditures on tangible and intangible assets excluding licenses - HCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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

•

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

•

the investment expenses of HCS Poland, with a 24.4% increase (123 million euros during the year). This increase stemmed from the transformation of segments with the development of converging offers and products (especially Livebox) and the optimization of the support functions.

5.A.4.2.2   From gross operating margin to operating income for Home Communication Services (HCS)

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

Share-based compensation - HCS

On a historical basis, the share-based compensation amounted to an expense of 232 million euros in 2007, compared with an expense of 14 million euros in 2006. This increase notably included in 2007 i) the part for HCS segment of the free share award plan, setting up by France Telecom and covering 10.8 million shares, which represents 0.4% of the capital of France Telecom S.A, and ii) the part for HCS segment of the share offer reserved for employees of France Telecom group launched in December 2007, following the June 2007 sale by the French State of 130 million of its France Telecom shares, representing 5% of the capital.

Depreciation and amortization - HCS

The depreciation and amortization is described, for the Group, in Section 5.A.3.2 “From Group gross operating margin to operating income”.

Impairment of goodwill - HCS

The impairment of goodwill is described, for the Group, in Section 5.A.3.2 “From Group gross operating margin to operating income”.

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

2008 form 20-F / FRANCE TELECOM – 29

Back to contents

5.A.4.3   Enterprise Communication Services (ECS)

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

5.A.4.3.1   From revenues to gross operating margin and capital expenditures on tangible and intangible assets for Enterprise Communication Services (ECS)

“GOM“ and “CAPEX” are non-GAAP financial measures. For information on the calculation of the GOM and the CAPEX and the reasons for which France Telecom uses these measures, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

(1)

Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

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

•

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

•

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

•

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

•

by growth in data infrastructure advanced revenues, which is entirely generated in France and includes xDSL support and very high speed services, reflecting the development of very high speed services such as MAN Ethernet and Ethernet LINK.

2008 form 20-F / FRANCE TELECOM – 30

Back to contents

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

Gross operating margin - ECS

“GOM” is a non-GAAP financial measure. For information on the calculation of the GOM and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

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

Capital expenditures on tangible and intangible assets excluding licenses - ECS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on the calculation of the CAPEX and the reasons for which France Telecom uses this measure, see Item 5.G Financial measures not defined by IFRS and Financial glossary appendix.

On a comparable basis, Capital expenditures on tangible and intangible assets excluding licenses amounted to 406 million euros in 2007, down 5.3% compared to 2006. These expenditures were in line with those for 2006 and mainly concerned connectivity and continued development of the services segment.

5.A.4.3.2   From gross operating margin to operating income for Enterprise Communication Services (ECS)

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
(1) Unaudited data. See Exhibit 99 Transition from data on a historical basis to data on a comparable basis for 2006.

Depreciation and amortization - ECS

The depreciation and amortization is described, for the Group, in Section 5.A.3.2 “From Group gross operating margin to operating income”.

Operating income - ECS

On a historical basis, operating income for ECS segment totaled 747 million euros in 2007, compared with 1,135 million euros in 2006. This decrease between the two periods reflected mainly the combined effect of the reduction in the GOM and the impairment of non-current assets recorded on 2007 for a loss of 93 million euros.

2008 form 20-F / FRANCE TELECOM – 31

Back to contents

5.B  LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the France Telecom group, i) an analysis of liquidity and cash flows, with a presentation of organic cash flow, of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities, ii) equity and iii) financial debt and financial resources.

5.B.1 Liquidity and cash flows

The table below is a simplified consolidated statement of cash flows for the France Telecom group (for more details see the Consolidated statement of cash flows).

(in millions of euros)	Year ended December 31
	2008	2007 historical basis	2006 historical basis
Net cash provided by operating activities	14,999	14,644	13,863
Net cash used in investing activities	(8,035)	(6,881)	(4,691)
Net cash used in financing activities	(6,057)	(7,654)	(9,271)
Net change in cash and cash equivalents	907	109	(99)
Effect of exchange rate changes on cash and cash equivalents
and other non-monetary effects	(132)	(54)	(28)
Cash and cash equivalents at beginning of period	4,025	3,970	4,097
Cash and cash equivalents at end of period	4,800	4,025	3,970

At the date of this annual report , France Telecom believes that its existing cash resources and cash from operations are sufficient to finance its foreseeable working capital requirements.

Organic cash flow

Organic cash flow is not a financial measure defined by IFRS. For further information on the calculation of organic cash flow and the reasons why the France Telecom group uses this measure, see Item 5G Financial measures not defined by IFRS and the Financial glossary appendix.

France Telecom uses organic cash flow as an operational performance indicator to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from sales of investment securities (net of cash transferred).

•

From GOM to net cash provided by operating activities

(in millions of euros)	Year ended December 31
	2008	2007	2006	2006
		historical basis	excluding PagesJaunes Groupe (1)	historical basis
GOM	19,399	19,116	18,539	18,539
GOM of discontinued operations (1)	-	-	-	361
Elimination of non-monetary items included in GOM	(22)	34	(198)	(197)
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(2,262)	(2,411)	(2,695)	(2,684)
Income tax paid	(878)	(791)	(481)	(606)
Payments made under the early retirement plan (2)	(661)	(893)	(953)	(953)
Restructuring costs paid (3)	(393)	(272)	(237)	(237)
Employee profit-sharing paid	(359)	(346)	(349)	(382)
Change in total working capital requirement (4) (5)	199	281	(17)	43
• Change in operating working capital requirement (4)	613	61	(336)	(235)
• Change in other items of the working capital requirement (5)	(414)	220	319	278
Elimination of other non-monetary items and other items paid	(24)	(74)	(21)	(21)
Net cash provided by operating activities	14,999	14,644	13,588	13,863

(1)

PagesJaunes Groupe was disposed of on October 11, 2006 (see Note 3 to the consolidated financial statements).

(2)

See Notes 2, 8, 10, 23, 24 and 29 to the consolidated financial statements.

(3)

Excluding payments made under the early retirement plan (see above in table).

(4)

See the Financial glossary appendix.

(5)

Excluding employee profit sharing paid (see above in table).

2008 form 20-F / FRANCE TELECOM – 32

Back to contents

•

From net cash provided by operating activities to organic cash flow

(in millions of euros)	Year ended December 31
	2008	2007	2006	2006
		historical basis	excluding PagesJaunes Groupe (1)	historical basis
Net cash provided by operating activities	14,999	14,644	13,588	13,863
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(7,216)	(6,939)	(6,787)	(6,811)
• CAPEX of continuing operations (2)	(6,867)	(6,979)	(6,732)	(6,732)
• CAPEX of discontinued operations (1)	-	-	-	(24)
• Telecommunication licenses (2)	(273)	(85)	(283)	(283)
• Increase (decrease) in amounts due to fixed asset suppliers	(76)	125	228	228
Proceeds from sales of property, plant and equipmentand intangible assets	233	113	105	105
Organic cash flow	8,016	7,818	6,906	7,157
(1) PagesJaunes Groupe was disposed of on October 11, 2006 (see Note 3 to the consolidated financial statements). (2) See Segment information in the consolidated financial statements.

The organic cash flow of the France Telecom group amounted to 8,016 million euros in 2008 (compared to 7,818 million euros in 2007), in line with the stated objective of generating more than 7.8 billion euros of organic cash flow in 2008. The 198 million euro increase in organic cash flow between 2007 and 2008 stemmed from i) the 355 million euro rise in net cash provided by operating activities, related to the increase in GOM, and ii) to a lesser extent from the 120 million euro increase in proceeds from sales of property, plant and equipment and intangible assets, iii) partly offset by the 277 million euro increase in the acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) between the two periods.

The share of organic cash flow attributable to minority shareholders amounted to 763 million euros in 2008 compared to 746 million euros in 2007.

Net cash provided by operating activities

Net cash provided by operating activities amounted to 14,999 million euros in 2008, up 355 million euros on 2007 (14,644 million euros).

•

Change in net cash provided by operating activities between 2007 and 2008

(in millions of euros)	Year ended December 31
Net cash provided by operating activities in 2007 (historical basis)	14,644
• Increase factors:
Increase in the GOM	283
Decrease in payments made under the early retirement plan	232
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	149
• Decrease factors:
Decrease in the change in total working capital requirement (1)	(135)
• Increase in the change in operating working capital requirement (1)	552
• Decrease in the change in other items of the working capital requirement	(687)
Increase in restructuring costs paid (2)	(121)
Increase in income tax paid	(87)
• Other items	34
Net cash provided by operating activities in 2008	14,999
(1) See the Financial glossary appendix. (2) Excluding payments made under the early retirement plan (see above in table).

2008 form 20-F / FRANCE TELECOM – 33

Back to contents

•

Change in net cash provided by operating activities between 2006 and 2007

(in millions of euros)	Year ended December 31
Net cash provided by operating activities in 2006 (historical basis)	13,863
• Increase factors:
Increase in the GOM of continuing operations	577
Increase in the change in total working capital requirement (1)	279
• Increase in the change in operating working capital requirement (1)	296
• Decrease in the change in other items of the working capital requirement	(17)
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	273
• Decrease factors:
GOM of discontinued operations (an item specific to 2006) (2)	(361)
Increase in income tax paid	(185)
• Other items	198
Net cash provided by operating activities in 2007 (historical basis)	14,644
(1) See the Financial glossary appendix. (2) GOM of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 3 to the consolidated financial statements).

Net cash used in investing activities

Net cash used in investing activities amounted to 8,035 million euros in 2008 compared to 6,881 million euros in 2007.

•

Acquisitions and sales of property, plant and equipment and intangible assets

(in millions of euros)	Year ended December 31
ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS)	2008	2007	2006
		historical basis	historical basis
Acquisitions of property, plant and equipment and intangible assets	(7,140)	(7,064)	(7,039)
• CAPEX of continuing operations (1)	(6,867)	(6,979)	(6,732)
• CAPEX of discontinued operations (2)	-	-	(24)
• Telecommunication licenses (1)	(273)	(85)	(283)
Increase (decrease) in amounts due to fixed asset suppliers	(76)	125	228
Proceeds from sales of property, plant and equipment and intangible assets	233	113	105
Group Total	(6,983)	(6,826)	(6,706)

(1)

See Segment information in the consolidated financial statements.

(2)

Capital expenditures on tangible and intangible assets of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 3 to the consolidated financial statements).

2008 form 20-F / FRANCE TELECOM – 34

Back to contents

•

Cash paid for investment securities

(in millions of euros)	Year ended December 31
CASH PAID FOR INVESTMENT SECURITIES (NET OF CASH ACQUIRED) (1)	2008	2007	2006
		historical basis	historical basis
Treasury share buyback by TP S.A. (2.4% in 2008 and 2.0% in 2007) (2)	(200)	(185)	-
5.2% treasury share buyback by Mobistar (2)	(175)	-	-
Acquisition of FT España / Amena (2.3% in 2008 and 1.7% in 2006)	(169)	-	(113)
Contribution to the establishment of Orange Uganda Limited (company 53% owned by France Telecom) (2) (3)	(40)	-	-
Acquisition of 48.5% of Compagnie Européenne de Téléphonie (CET) (company that owns Photo Station and Photo Service) (2) (4)	(32)	-	-
Acquisition of 100% of Cityvox (2)	(30)	-	-
Acquisition of the Silicomp Group (0.2% in 2008 and 96.1% in 2007)	(5)	(96)	-
Acquisition of 100% of T-Online Telecommunications Spain which became FT España ISP (previously operating under the Ya.com brand) (5)	-	(319)	-
Acquisition of 51% of Telkom Kenya (6)	-	(270)	-
Acquisition of 33.5% of Orange Moldova (formerly Voxtel)	-	(103)	-
Acquisition of 90.0% of VOXmobile by Mobistar	-	(80)	-
Acquisition of 15.8% of Jordan Telecommunications Company (JTC)	-	-	(68)
Acquisition of 99.5% of Groupe Diwan	-	-	(39)
Other payments for investment securities	(110)	(64)	(35)
Group Total	(761)	(1,117)	(255)

(1)

See Note 3 to the consolidated financial statements.

(2)

See Section 9.1.1.4 Main events that took place in 2008.

(3)

The total contribution to the establishment of Orange Uganda Limited amounted to 95 million US dollars (71 million euros), of which 50 million US dollars (40 million euros) was paid in 2008 with the remaining balance to be paid in 2009 (see Notes 3, 12, 13 and 29 to the consolidated financial statements).

(4)

The total cost of the interest in Compagnie Européenne de Téléphonie (CET) amounted to 68 million euros, including 36 million euros in offsetting of receivables (see Notes 3, 14 and 31 to the consolidated financial statements).

(5)

See Notes 3, 12 and 13 to the consolidated financial statements.

(6)

See Notes 3, 11, 12, 13 and 15 to the consolidated financial statements.

Cash paid for investment securities net of cash acquired amounted to 761 million euros in 2008 compared to 1,117 million euros in 2007. The main investment securities acquired in 2008 are described in Section 9.1.1.4 Main events that took place in 2008 and in Note 3 to the consolidated financial statements.

•

Proceeds from sales of investment securities

(in millions of euros)	Year ended December 31
PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH TRANSFERRED) (1)	2008	2007	2006
		historical basis	historical basis
Proceeds from sale of 100% of Orange’s mobile and Internet operations in the Netherlands (2)	-	1,306	-
Additional purchase consideration relating to the sale of Tower Participations (company owning TDF)	-	254	-
Proceeds from sale of 20% of Bluebirds Participations France (company owning Eutelsat Communications)	-	110	-
Effect of the share restructuring at One GmbH (3)	-	82	-
Proceeds from sale of 54% of PagesJaunes Groupe (4)	-	-	2,697
Proceeds from sale of 100% of France Telecom Mobile Satellite Communications (FTMSC)	-	-	46
Proceeds from sale of 20% of Ypso Holding (cable network activities)	-	-	44
Other proceeds from sales of investment securities	56	56	22
Group Total	56	1,808	2,809

(1)

See Notes 3 and 7 to the consolidated financial statements.

(2)

See Notes 3, 7, 11, 12, 13 and 29 to the consolidated financial statements.

(3)

See Notes 3, 7, 14 and 29 to the consolidated financial statements.

(4)

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3.287 billion euros, net of disposal costs. In 2006, the proceeds from the disposal, which stood at 2.983 billion euros, were recorded under consolidated net income after tax of discontinued operations (see Note 3 to the consolidated financial statements). After acknowledgement of repayment current accounts and the cash transferred disposed of, the net proceeds of this disposal stand at 2.697 billion euros.

Proceeds from the sales of investment securities, net of cash transferred, amounted to 56 million euros in 2008 compared to 1,808 million euros in 2007. The main proceeds from the sales of investment securities in 2008 are set out in Section 9.1.1.4 Main events that took place in 2008 and in Notes 3 and 7 to the consolidated financial statements.

•

Changes in marketable securities and other long-term assets

Marketable securities and other long term assets increased by 347 million euros in 2008 (compared to an increase of 746 million euros in 2007). In 2008, this amount in particular included a 207 million euro escrow deposit. This additional deposit, on top of the initial deposit of 757 million euros made in 2007, concerned the dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (see Notes 29 and 30 to the consolidated financial statements). The placing into escrow of this additional deposit increased net financial debt at December 31, 2008, but had no impact on the Group's organic cash flow in 2008.

2008 form 20-F / FRANCE TELECOM – 35

Back to contents

Net cash used in financing activities

Net cash used in financing activities represented a total requirement of 6,057 million euros in 2008 compared to a requirement of 7,654 million euros in 2007.

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Issuances (1)	5,486	3,946	1,513
Bonds issued by France Telecom S.A.	4,047	3,722	1,384
Other issuances	1,439	224	129
Redemptions and repayments (1)	(7,481)	(6,546)	(6,658)
Bond redemptions by France Telecom S.A.	(4,584)	(4,752)	(3,987)
Bonds redemptions by the TP Group	(684)	(475)	(500)
Repayment of syndicated credit lines by FT España	(280)	(400)	(250)
Redeeming of perpetual bonds redeemable for shares (TDIRAs) (2)	(629)	(383)	(645)
Redemption of Bonds convertible and / or exchangeable into new or existing France Telecom shares (OCEANE) (1)	(501)	-	-
Other redemptions and repayments	(425)	(437)	(552)
Foreign exchange effect of net derivatives	(378)	(99)	(724)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	968	(906)	(1,117)
Decrease (increase) in deposits and other debt-linked financial assets (1)	672	(330)	192
Treasury share buyback (3)	(35)	(214)	(10)
Changes in the capital of France Telecom S.A. (3)	11	140	54
Changes in the capital of subsidiaries (minority shareholders) (4)	(100)	50	(50)
Dividends paid (3)	(5,578)	(3,794)	(3,195)
Dividends paid by France Telecom S.A.	(4,949)	(3,117)	(2,602)
Dividends paid by the subsidiaries to minority shareholders	(629)	(677)	(593)
Net cash used in financing activities	(6,057)	(7,654)	(9,271)

(1)

See Note 21 to the consolidated financial statements.

(2)

Including (64) million euros in 2008 and (16) million euros in 2007 posted under the Equity portion of hybrid debts line item (see Note 21 to the consolidated financial statements).

(3)

See Note 20 to the consolidated financial statements.

(4)

Including Mobistar in 2008 (see Note 3 to the consolidated financial statements).

The management of the covenants is described in Note 27 to the consolidated financial statements.

5.B.2 Equity

At December 31, 2008, the French state held, directly and indirectly, via ERAP, a state-owned industrial and commercial entity, 26.7% of the capital of France Telecom S.A. compared to 27.3% at December 31, 2007 (see Note 20 to the consolidated financial statements).

•

Change in equity between 2007 and 2008

(in millions of euros)	Year ended December 31
Equity at December 31, 2007 (historical basis) (1)	34,523
Equity attributable to equity holders of France Telecom S.A.	30,053
Minority interests	4,470
• Change in equity attributable to equity holders of France Telecom S.A. (2) :	(2,453)
Net income for 2008	4,069
Distribution of dividends by France Telecom S.A.	(4,949)
Unrealized foreign exchange gains (losses)	(1,930)
Other movements	357
• Change in minority interests (2)	(872)
Equity at December 31, 2008	31,198
Equity attributable to equity holders of France Telecom S.A.	27,600
Minority interests	3,598

(1)

See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method in respect of the customer loyalty program stemming from the application of IFRIC 13.

(2)

For more details, see Consolidated statement of changes in equity and Note 20 to the consolidated financial statements.

2008 form 20-F / FRANCE TELECOM – 36

Back to contents

•

Change in equity between 2006 and 2007

(in millions of euros)	Year ended December 31
Equity at December 31, 2006 (historical basis) (1)	31,836
Equity attributable to equity holders of France Telecom S.A. (1)	26,992
Minority interests	4,844
• Change in equity attributable to equity holders of France Telecom S.A. (2) :	3,061
Net income for 2007	6,300
Distribution of dividends by France Telecom S.A.	(3,117)
Unrealized foreign exchange gains (losses)	(467)
Other movements	345
• Change in minority interests (2)	(374)
Equity at December 31, 2007 (historical basis) (1)	34,523
Equity attributable to equity holders of France Telecom S.A. (1)	30,053
Minority interests	4,470

(1)

After change in accounting policy upon application of IFRIC 13. See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method in respect of the customer loyalty program stemming from the application of IFRIC 13.

(2)

For more details, see Consolidated statement of changes in equity and Note 20 to the consolidated financial statements.

5.B.3 Financial debt and financial resources

Net financial debt

The France Telecom group's net financial debt (see the Financial glossary appendix and Note 21 to the consolidated financial statements) amounted to 35,859 million euros at December 31, 2008 compared to 37,980 million euros at December 31, 2007. Compared to December 31, 2007, net financial debt was thus down by 2,121 million euros at December 31, 2008.

For further information on the risks relating to the France Telecom group's financial debt, see Item 3D Risk factors.

•

Net financial debt indicators

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Net financial debt	35,859	37,980	42,017
Weighted average cost of net financial debt	6.66%	6.46%	5.91%
Average maturity of net financial debt (1)	7.5 years	7.1 years	6.7 years
Ratio of Net financial debt/Equity	1.15 (2)	1.10 (2)	1.33
Ratio of Net financial debt/GOM	1.85	1.99	2.27

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)

See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method in respect of the customer loyalty programs stemming from the application of IFRIC 13.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average amount outstanding, calculated based on net financial debt adjusted for the non-interest bearing amounts, such as accrued interest payable and liabilities in respect of commitments to buy out minority interests.

•

Change in net financial debt between 2007 and 2008

(in millions of euros)	Year ended December 31
Net financial debt at December 31, 2007 (historical basis)	37,980
• Decrease factors:
Organic cash flow (1)	(8,016)
Proceeds from sales of investment securities (net of cash transferred) (1)	(56)
• Increase factors:
Dividends paid by France Telecom S.A. (2)	4,949
Cash paid for investment securities (net of cash acquired) (1)	761
Dividends paid by the subsidiaries to minority shareholders	629
Change in the fair value of the price guarantee given to the minority shareholders of FT España / Amena (3)	294
Escrow deposit (4)	207
• Other items (5)	(889)
Net financial debt at December 31, 2008	35,859

(1)

See Section 1. Liquidity and cash flows.

(2)

Payment of a dividend of 1.30 euros per share in respect of the 2007 financial year, in the amount of 3,386 million euros, and the payment of an interim dividend of 0.60 euro cents per share in respect of the 2008 financial year, in the amount of 1,563 million euros (see Note 20 to the consolidated financial statements).

(3)

See Notes 21, 22, 27, 28 and 29 to the consolidated financial statements.

(4)

Dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (see Notes 29 and 30 to the consolidated financial statements). The placing into escrow of this deposit had no impact on the Group's organic cash flow in 2008.

(5)

Primarily the foreign exchange effect of the decrease in the value of the pound sterling against the euro.

2008 form 20-F / FRANCE TELECOM – 37

Back to contents

•

Change in net financial debt between 2006 and 2007

(in millions of euros)	Year ended December 31
Net financial debt at December 31, 2006 (historical basis)
• Decrease factors:	42,017
Organic cash flow (1)	(7,818)
Proceeds from sales of investment securities (net of cash transferred) (1)	(1,808)

• Increase factors:	3,117
Dividends paid by France Telecom S.A. (1.20 euro per share)
Cash paid for investment securities (net of cash acquired) (1)	1,117
Escrow deposit (2)	757
Dividends paid by the subsidiaries to minority shareholders	677
• Other items	(79)
Net financial debt at December 31, 2007 (historical basis)	37,980

(1)

See Section 1. Liquidity and cash flows.

(2)

Dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (see Notes 29 and 30 to the consolidated financial statements). The placing into escrow of this deposit had no impact on the Group's organic cash flow in 2007.

Financial resources

Financial assets at fair value through profit and loss, financial liabilities and net financial debt as well as derivative instruments are described in Notes 18, 21 and 22 to the consolidated financial statements.

In 2008, France Telecom S.A.'s policy was to take advantage of each window in the market to refinance its bond redemptions, with:

•

In March and April 2008, bond issues of 975 million euros through additional tranches under existing bond series and private placements, with in particular i) an additional 400 million euro tranche series of bonds maturing in 2017 and bearing interest at 4.75%, ii) an additional 225 million euro tranche series of bonds maturing in 2012 and bearing interest at 4.375%, and iii) an additional 150 million euro tranche series of bonds  maturing in 2015 and bearing interest at 3.625%;

•

In May 2008, the issue of a 2 billion euro series of bonds, split into two tranches: a 1,250 million euro tranche series of bonds maturing in 2018 and bearing interest at 5.625% and a 750 million euro tranche series of bonds maturing in 2014 and bearing interest at 5.25%.

•

In September 2008, the issue of a 350 million euro inflation-linked series of bond maturing in 2018; and

•

In November 2008, the issue of i) an additional 300 million euro tranche underthe 10-year series of bonds issued in May 2008, ii) an additional 115 million euro tranche under the inflation-linked series of bonds issued in September 2008, and iii) a 500 million pound sterling series of bonds (around 590 million euros at issue) maturing in 2028 and bearing interest at 8.125%.

In total, France Telecom S.A. issued 4.3 billion euros in bonds in 2008 with a weighted average maturity at issue of approximately 10 years and a weighted average annual coupon of 5.9%. The issuances made during the second half of 2008 were for the most part swapped for variable rates given the likelihood of interest rate reductions. The fixed rate component of the Group's net financial debt remained high at December 31, 2008 at 84.8% (compared to 85.5% at December 31, 2007).

The France Telecom group's policy is to be in a position to meet its upcoming repayment obligations without additional financing, out of available cash and existing credit lines, for at least the next twelve months.

Exposure to market risks and financial instruments

In the course of its industrial and commercial activities, France Telecom is exposed to market risks related to the cost of its debt and the value of certain assets denominated in foreign currencies (investment securities of foreign companies). On the basis of an analysis of its general risk exposure, primarily relating to fluctuations in interest rates and foreign exchange rates, France Telecom uses various financial instruments, within limits set by Management in terms of potential impact on net income for the year, with the objective of optimizing its financing costs.

The management of the interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk as well as the management of the stock market risk are described in Note 27 to the consolidated financial statements.

Change in France Telecom’s debt ratings

At December 31, 2008, like at December 31, 2007, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

Only the bonds issued in March 2001 (3.5 billion US dollars and bearing interest at 7.75% maturing in 2011, 600 million pounds sterling and bearing interest at 7.5% maturing in 2011 and 2.5 billion US dollars and bearing interest at 8.5% maturing in 2031), comprising 4.8 billion euros outstanding at December 31, 2008, contain step up clauses (see the Financial glossary appendix and Note 21 to the consolidated financial statements). Under the terms of this clause, in the event of a downgrading of the unsecured long-term debt of France Telecom S.A. under A3 by Moody's or A- by S&P, the interest rate coupon will increase by 0.25% per downgrade level and per rating agency. In the event of an upgrade, the mechanism works in the opposite way, provided that the interest rate cannot decrease below the initial borrowing rate. Since no adjustment was made to France Telecom's rating in 2008, no step-up clause was activated.

For further information on financial market risks, see Item 3D Risk factors.

2008 form 20-F / FRANCE TELECOM – 38

Back to contents

5.C  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information set forth under section 11 Innovation, research and development, patents and licenses on pages 193 et seq. of the 2008 Registration Document is incorporated herein by reference.

5.D  TREND INFORMATION

The information set forth under:

•

Section 9.1 Analysis of the Group's financial position and earnings on pages 138 et seq.,

•

Section 6.1.1 Developments in the telecommunications services market, on pages 26 et seq.,

•

Section 6.1.2 France Telecom’s strategy, on pages 27 et seq.,

•

Section 4 Risk factors, on pages 11 et seq.

of the 2008 Registration Document is incorporated herein by reference.

5.E  OFF-BALANCE SHEET ARRANGEMENTS

See Item 18 Financial Statements – Note 29 to the consolidated financial statements.

5.F  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 18 Financial Statements – Note 29 to the consolidated financial statements.

5.G  FINANCIAL MEASURES NOT DEFINED BY IFRS

In addition to the financial measures published in accordance with IFRS, France Telecom also publishes in this document financial measures that are not defined by IFRS. As described below, these figures are provided as additional information and should not be substituted for or confused with the financial measures that are defined by IFRS.

•

Gross operating margin (GOM)

Gross operating margin, referred to hereinafter as “GOM”, corresponds to operating income before employee profit-sharing, share-based compensation, depreciation and amortization, impairment of goodwill and non-current assets, gains (losses) on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM does not include:

•

employee profit-sharing and share-based compensation because they stem either from legal obligations, from the sale by the French state of its shares or from shareholder resolutions, and because they are excluded from the Group's internal analysis and from the analysis by business segment;

•

depreciation and amortization because this expense is the result of long-term investments over which management has no short-term influence; and

•

impairment losses, restructuring costs and gains (losses) on disposal of assets, since these items cannot by their nature be foreseen either in amount or in frequency.

GOM is presented in Segment information in the consolidated financial statements and in Note 2 Accounting Policies of the consolidated financial statements’ appendix. The reconciliation between GOM and operating income as presented in the consolidated income statement is set out below.

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Revenues	53,488	52,959	51,702
External purchases	(23,652)	(23,156)	(22,809)
Other operating income	380	440	473
Other operating expenses	(2,258)	(2,360)	(2,235)
Labor expenses:
- Wages and employee benefit expenses	(8,559)	(8,767)	(8,592)
Gross operating margin (GOM)	19,399	19,116	18,539
- Employee profit-sharing	(319)	(359)	(346)
- Share-based compensation	(82)	(279)	(30)
Depreciation and amortization	(7,776)	(8,111)	(7,824)
Impairment of goodwill	(271)	(26)	(2,800)
Impairment of non-current assets	(9)	(107)	(105)
Gains (losses) on disposal of assets	11	769	97
Restructuring costs	(470)	(208)	(567)
Share of profits (losses) of associates	(211)	4	24
Operating income	10,272	10,799	6,988

2008 form 20-F / FRANCE TELECOM – 39

Back to contents

GOM is one of the indicators used by France Telecom to i) manage and assess the performance of its business segments, ii) implement its investment and resource allocation strategy, and iii) measure the performance of the Group Executive Directors. France Telecom group’s Management believes that the presentation of GOM is meaningful for investors because it provides an analysis of operating results and business segment profitability using the same measure as the one employed by Management.

GOM also allows France Telecom to compare its results with those of other companies in the telecommunications sector, excluding the structure of their assets. GOM, or similar management indicators used by France Telecom's competitors, are often published and are widely used by analysts, investors and other persons involved in the telecommunications industry.

GOM is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to similarly titled indicators used by other companies. GOM is provided as additional information and should not be considered as a substitute for operating income or net cash provided by operating activities.

•

Operating income before depreciation and amortization and impairment losses (EBITDA)

Operating income before depreciation and amortization and impairment losses, referred to hereinafter as "EBITDA" corresponds to operating income before depreciation and amortization and before impairment of goodwill and non-current assets.

EBITDA also enables France Telecom to compare its results to those of other companies in the telecommunications sector. EBITDA, or similar management indicators used by France Telecom’s competitors, are indicators that are often published and that are widely used by analysts, investors, and other persons involved in the telecommunications industry.

The reconciliation between EBITDA and operating income as presented in the consolidated statement of income is set out below.

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Revenues	53,488	52,959	51,702
External purchases	(23,652)	(23,156)	(22,809)
Other operating income	380	440	473
Other operating expenses	(2,258)	(2,360)	(2,235)
Labor expenses:
- Wages and employee benefit expenses	(8,559)	(8,767)	(8,592)
- Employee profit-sharing	(319)	(359)	(346)
- Share-based compensation	(82)	(279)	(30)
Gains (losses) on disposal of assets	11	769	97
Restructuring costs	(470)	(208)	(567)
Share of profits (losses) of associates	(211)	4	24
Operating income before depreciation and amortization and impairment losses (EBITDA)	18,328	19,043	17,717
Depreciation and amortization	(7,776)	(8,111)	(7,824)
Impairment of goodwill	(271)	(26)	(2,800)
Impairment of non-current assets	(9)	(107)	(105)
Operating income	10,272	10,799	6,988

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to similarly titled indicators used by other companies. EBITDA is provided as additional information and should not be considered as a substitute for operating income.

•

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX)

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding capital expenditures financed via finance leases, referred to hereinafter as "capital expenditures on tangible and intangible assets excluding licenses" or "CAPEX" relates to the purchases of property, plant and equipment intangible assets excluding telecommunication licenses as presented in Segment information in the consolidated financial statements. The following calculation shows the transition from CAPEX to the purchases of property, plant and equipment and intangible assets.

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis

Purchases of property, plant and equipment and intangible assets excluding telecommunication licenses (CAPEX) of continuing operations (1)	(6,867)	(6,979)	(6,732)
Purchases of property, plant and equipment and intangible assets excluding telecommunication licenses (CAPEX) of discontinued operations (2)		-	(24)
Telecommunication licenses	(273)	(85)	(283)
Purchases of property, plant and equipment and intangible assets	(7,140)	(7,064)	(7,039)

(1)  See Segment information in the consolidated financial statements.

(2)  Capital expenditures on tangible and intangible assets of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 3 to the consolidated financial statements).

France Telecom group’s Management uses CAPEX to measure the operational efficiency of capital expenditures use by each business segment. CAPEX exclude capital expenditures financed via finance leases (which are not material) and capital expenditures on telecommunication licenses, since the acquisition of these licenses capital expenditures. CAPEX allows investors to track annual capital expenditures relating to France Telecom's business and to measure their return over the short-term. CAPEX does not constitute a financial measure defined by IFRS and is not a substitute for property, plant and equipment and intangible assets. CAPEX, as used by France Telecom, is not comparable with similarly titled indicators of other companies.

2008 form 20-F / FRANCE TELECOM – 40

Back to contents

•

Organic cash flow

Organic cash flow includes net cash provided by operating activities, less net cash used in investing activities excluding the acquisition of investment securities, proceeds from sales of investment securities and other changes in marketable securities and other assets.

Organic cash flow also corresponds to net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus the proceeds from sales of property, plant and equipment and intangible assets.

(in millions of euros)	Year ended December 31
	2008	2007	2006
		historical basis	historical basis
Net cash provided by operating activities	14,999	14,644	13,863
Acquisitions of property, plant and equipment and intangible assets	(7,140)	(7,064)	(7,039)
Increase (decrease) in amounts due to fixed asset suppliers	(76)	125	228
Proceeds from sales of property, plant and equipment and intangible assets	233	113	105
Organic cash flow	8,016	7,818	7,157

France Telecom group’s Management feels that organic cash flow is a meaningful indicator for investors as it is the indicator that it uses to measure the capacity of France Telecom to generate cash from its operating activities (net cash provided by operating activities, less acquisitions of property, plant and equipment and intangible assets) excluding acquisitions of investment securities, proceeds from sales of investment securities and other changes in marketable securities and other assets. Organic cash flow is not a financial measure defined by IFRS and is not a substitute for net cash provided by operating activities or net cash used in investing activities. Organic cash flow, as used by France Telecom, is not comparable with similarly titled indicators of other companies.

ITEM 6   Directors, senior management and employees

6.A  DIRECTORS AND SENIOR MANAGEMENT

The information set forth under:

•

Section 14.1.1 Composition of the Board of directors on pages 200 et seq.,

•

Section 14.2.3 Group Management Committee and operational organization of the Group , on pages 212 et seq.

of the 2008 Registration Document is incorporated herein by reference.

6.B  COMPENSATION

The information set forth under section 15 Compensation and benefits paid to directors, officers and senior management on pages 223 et seq. of the 2008 Registration Document is incorporated herein by reference.

6.C  BOARD PRACTICES

The information set forth under:

•

Section 14.1.1.1 Rules as to the composition of the Board, on pages 200 et seq.,

•

Section 14.1.2 Organization of the Board of Directors’ work, on pages 208 et seq.,

•

Section 14.1.3.1 Adoption of a code of corporate governance, on page211,

•

Section 14.1.3.3 Conflicts of interests, on page 211,

•

Section 14.2.1 CEO and the limits on his authority, on page 212,

•

Section 15.1.2 Rules for determining the compensation of the Chairman and Chief Executive Officer, on pages 224 et seq.,

•

Section 15.3 Group Management Committee compensation, on page 229.

of the 2008 Registration Document is incorporated herein by reference.

6.D  EMPLOYEES

The information set forth under sections 17.1 Workforce trends, on pages 234 et seq., and 17.2 Organization of working hours, on pages 237 et seq. of the 2008 Registration Document is incorporated herein by reference.

2008 form 20-F / FRANCE TELECOM – 41

Back to contents

6.E  SHARE OWNERSHIP

The information set forth under:

•

Section 14.1.1.3 Information about directors and corporate officers, on pages 202] et seq.,

•

Section 14.2.3.2 Employee shareholdings, on page213,

•

Section 15.2.3 Other compensation paid to salaried directors, on page 228,

•

Section 15.3 Group Management Committee compensation, on page 229,

•

Section 17.3 Compensation, on pages 239 et seq.

of the 2008 Registration Document is incorporated herein by reference.

ITEM 7   Major shareholders and related party transactions

7.A  MAJOR SHAREHOLDERS

The information set forth under section 18 Major shareholders, on pages 245 et seq. of the 2008 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 30, 2009, there were 41,612,994 ADSs of France Telecom outstanding and 104 holders of record were registered with The Bank of New York Mellon, depositary for the ADS program.

As of the same date, 19 United States residents were registered as owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom S.A.

Based on a survey conducted by Thomson Financial and on information provided by The Bank of New York Mellon, France Telecom estimates that U.S. institutional investors held approximately 21% of its share capital as of December 31, 2008.

7.B  RELATED PARTY TRANSACTIONS

See Item 18 Financial Statements – Note 31 to the consolidated financial statements.

The information set forth under Section 19 Related party transactions, on page 247 of the 2008 Registration Document is incorporated herein by reference.

ITEM 8   Financial information

8.A  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The information set forth under sections 20.3 Dividend distribution policy, on page 399 and 20.4 Legal and arbitration procedures, on pages 399 et seq. of the 2008 Registration Document is incorporated herein by reference.

In March 2009, Vivendi and Iliad brought a joint complaint before the European Commission for abuse of dominant position with respect to France Telecom’s practices on the local loop and broadband Internet access wholesale markets since 2006. Vivendi and Iliad allege that France Telecom is engaged in price squeezing on the downstream markets for telephone services access and broadband access to multi-service offers. The Commission has not yet decided what action it will take as a result of this complaint. France Telecom will present its observations to the Commission no later than May 12, 2009.

Following the office inspection carried out in September 2008, the European Commission informed TP S.A. in April 2009 that it is initiating proceedings against TP S.A. for breach of competition law in the broadband market.

8.B  SIGNIFICANT CHANGES

See Item 18 Financial Statements – Note 32 to the consolidated financial statements. The information set forth under section 20.5 Significant change in financial or commercial situation, on page 400 of the 2008 Registration Document is incorporated herein by reference.

In March 2009, the International Chamber of Commerce (ICC) issued an award in the arbitration procedure initiated by Orascom Telecom against France Telecom, which rejected Orascom Telecom’s claims and condemned it to transfer its entire stake in MobiNil to France Telecom. The 20% equity interest that Orascom Telecom holds directly in ECMS, as well as the free float of ECMS, do not fall within the scope of the Arbitration Court award. Following the ICC award, France Telecom filed a proposal with the Egyptian Capital Market Authority (CMA) with a view to voluntarily offering to buy ECMS shares from ECMS’ minority shareholders in a public takeover bid based on a price at the high range of market standards, i.e., a 33.1% premium on the closing price on April 5, 2009. The CMA rejected France Telecom’s public takeover proposal for the ECMS shares. Following the execution of the award, France Telecom is willing to re-enter discussions with the Egyptian market authorities in order to extend an offer to minority and individual shareholders of ECMS that is fair. The Trading Committee of the Egyptian Stock Market has informed France Telecom of its decision to suspend its review of the application for clearance of the transfer of the Mobinil shares in pursuance of the ICC award pending approval by the CMA of a public takeover bid for the ECMS shares.

2008 form 20-F / FRANCE TELECOM – 42

Back to contents

ITEM 9   The offer and listing

The principal trading market for the shares is Euronext Paris S.A., where the shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the shares. The shares are included in the “CAC 40 Index” (a widely followed index of 40 major stocks). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the New York Stock Exchange. BNP Paribas holds the share registry for France Telecom and The Bank of New York Mellon acts as depositary for the ADSs.

For information regarding risks related to France Telecom’s shares and ADSs, see Item 3.D Risk Factors: “France Telecom’s share price may fluctuate due to a wide range of factors”. “The price of France Telecom’s ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar / euro exchange rate”. “Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights” and “Preemptive rights may be unavailable to holders of France Telecom’s ADSs”.

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

	Euronext Paris S.A.		New York Stock Exchange
	(Price €)		(Price US$)
	High	Low	High	Low
October 2008	20.99	16.93	28.99	22.57
November 2008	20.34	18.75	26.51	23.00
December 2008	20.45	19.36	28.56	24.07
January 2009	20.75	17.56	28.75	22.47
February 2009	18.67	17.05	24.3	21.76
March 2009	17.91	16.86	24.13	21.00
Source: Bloomberg

The table below shows the annual historical shareprice performance for France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange from 2004 to 2007.

	Euronext Paris S.A.		New York Stock Exchange
	(Price €)		(Price US$)
	High	Low	High	Low
2004	24.88	18.63	33.48	22.25
2005	25.83	20.44	32.94	24.29
2006	21.87	15.73	27.75	21.07
2007	26.78	18.94	39.51	25.36
2008	25.87	16.93	38.42	22.57
Source: Bloomberg

The table below shows the quarterly historical shareprice performance for France Telecom S.A.’s shares on the Eurolist market of Euronext Paris and ADSs on the New York Stock Exchange in 2007, 2008 and for the first quarter of 2009.

	Euronext Paris S.A.		New York Stock Exchange
	(Price €)		(Price US$)
	High	Low	High	Low
First Quarter 2007	22.29	18.94	28.89	25.36
Second Quarter 2007	23.42	20.14	31.50	26.96
Third Quarter 2007	23.49	19.40	33.44	26.50
Fourth Quarter 2007	26.78	22.75	39.51	30.09
First Quarter 2008	25.87	20.25	38.42	31.81
Second Quarter 2008	22.48	17.45	35.26	27.36
Third Quarter 2008	20.52	19.08	32.02	26.99
Fourth Quarter 2008	20.99	16.93	28.99	23.00
First Quarter 2009	20.75	16.86	28.75	21.00
Source: Bloomberg

2008 form 20-F / FRANCE TELECOM – 43

Back to contents

ITEM 10   Additional information

10.A  SHARE CAPITAL

Not applicable.

10.B  MEMORANDUM OF ASSOCIATION AND BYLAWS

The information set forth under:

•

Section 14.1.1.5 Restrictions regarding the sale of shares by the directors, on page 208,

•

Section 14.1.2.1 Functional organization of the Board, as to the subsection entitled Chairman of the Board, on page 208,

•

Section 21.2 Articles of association and bylaws, on pages 404 et seq.,

•

Section 21.3 Factors which could have an impact in the event of a tender offer, on page 407,

of the 2008 Registration Document is incorporated herein by reference.

Ownership of shares by non-French persons

Under the French Commercial Code, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code, a person who is not a resident of the European Union (“EU”) is not required to obtain a prior authorization before acquiring a controlling interest in a French company with the exception of investments in certain sensitive economic areas, such as defense and public health. However, both EU and non-EU residents must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of 33 1/3 % or more of the capital or voting rights of a French company. Violations of this administrative notice requirement are sanctioned by a fine of 750 euros. This amount may be multiplied by five if the violation is made by a legal entity.

10.C  MATERIAL CONTRACTS

The information set forth under section 22 Significant contracts, on page 409 of the 2008 Registration Document is incorporated herein by reference.

10.D  EXCHANGE CONTROLS

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

10.E  TAXATION

The discussions set forth in this section are based on French tax law and U.S. federal income tax law, including applicable treaties and conventions, as in effect on the date of this annual report. These Tax laws, and related interpretations, are subject to change, possibly with retroactive effect. This section is further based in part on representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

10.E.1 French Taxation

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

2008 form 20-F / FRANCE TELECOM – 44

Back to contents

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

If you transfer listed shares using a written agreement, that agreement must generally be registered. In principle, and unless agreed otherwise, the purchaser will be required to pay a registration duty of 3% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is 5,000 euros per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

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

Under the “Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, French estate and gift tax will not apply to you if you are a resident of the United States and if you transfer your shares or ADSs by gift, or they are transferred by reason of your death, unless you are domiciled in France at the time of making the gift of the shares or ADSs or at the time of your death, or you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

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

2008 form 20-F / FRANCE TELECOM – 45

Back to contents

10.E.2 U.S. Taxation of U.S. Holders

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

U.S. Partnerships

A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the United States as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have however conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships (and up to six tiers of interposed partnerships) to the extent of the income taxable in the United States as the income of a resident in the hands of the ultimate partner or partners.

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

2008 form 20-F / FRANCE TELECOM – 46

Back to contents

10.E.3

Procedure for reduced withholding rate

If you are eligible for benefits under the U.S. France Treaty, you will be entitled to reduce the rate of French withholding tax on dividends by filing the applicable form(s) with the depositary or other financial institution managing your securities account in the United States, or failing that, the French paying agent, if the financial institution managing your securities account or the French paying agent receives the form(s) before the date of payment of the dividend. If you fail to submit the applicable form(s) in time to avoid withholding, you may claim a refund for the amount withheld in excess of the U.S. France Treaty rate.

In order to have taxes on dividends withheld at the reduced amount, you generally must provide the depositary, or other financial institution managing your securities account in the United States, with a certificate of residence before the dividend is paid. If this certificate is not stamped by the U.S. Internal Revenue Service, the depositary or other financial institution managing your securities account in the U.S. must provide the French paying agent with a document listing certain information about the U.S. Holder and its shares or ADSs and a certificate whereby the financial institution managing your securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

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

10.F  DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G  STATEMENT BY EXPERTS

Not applicable.

10.H  DOCUMENTS ON DISPLAY

All documents provided to shareholders as required by law may be consulted at the France Telecom headquarters offices at 6 Place d’Alleray, 75015 Paris.

In addition, the bylaws of France Telecom are available on the Internet site www.orange.com.

France Telecom’s consolidated financial statements for the past three years are also available on its Internet site.

10.I  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11   Quantitative and qualitative disclosures about market risk

See Item 18 Financial Statements – Note 27 to the consolidated financial statements.

ITEM 12   Description of securities other than equity securities

Not applicable.

2008 form 20-F / FRANCE TELECOM – 47

Back to contents

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

15.A  DISCLOSURE CONTROLS AND PROCEDURES

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

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosures controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

15.B  MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.C  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited France Telecom and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

2008 form 20-F / FRANCE TELECOM – 48

Back to contents

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 of the Company and our report dated March 4, 2009 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris la Défense, France

March 4, 2009

ITEM 16   [reserved]

ITEM 16.A   Audit committee financial expert

At its meeting held on February 5, 2008, France Telecom’s Board of Directors determined that a member of its Audit Committee, Mr. Charles-Henri Filippi, is an Audit Committee financial expert as defined in Item 16A(b) of Form 20-F. Charles-Henri Filippi is ”independent” as defined by Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (see Item 6 Directors, Senior Management and Employees).

ITEM 16.B   Code of ethics

France Telecom’s board of directors has adopted a Code of Ethics that applies to all France Telecom employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of France Telecom’s Code of Ethics is available on France Telecom’s website at www.orange.com.

ITEM 16.C   Principal accountant fees and services

Deloitte & Associés and Ernst & Young Audit served as France Telecom’s independent auditors for the years ending on December 31, 2008 and 2007, for which audited financial statements appear in this annual report on Form 20-F.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Deloitte & Associés to France Telecom in 2008 and 2007.

	Deloitte				Ernst & Young
	Amount		%		Amount		%
(in millions of euros)	2008	2007	2008	2007	2008	2007	2008	2007
Audit
- Audit fees	16.9	17.7	95%	98%	18.2	19.9	94%	94%
Issuer	8.9	8.5	50%	47%	8.7	8.4	45%	40%
Fully-consolidated subsidiaries	8.0	9.2	45%	51%	9.5	11.5	49%	54%
- Audit-related fees	0.9	0.3	5%	2%	1.0	1.1	5%	5%
Issuer	0.3	0.3	2%	2%	0.3	0.4	1%	2%
Fully-consolidated subsidiaries	0.6		3%	0%	0.7	0.7	4%	3%
Sub-total	17.8	18.0	100%	99%	19.2	21.0	99%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
- Tax fees	0.0	0.0	0%	0%	0.2	0.2	1%	1%
- Other fees	0.0	0.1	0%	1%	0.0	0.0	0%	0%
Sub-total	0.0	0.1	0%	1%	0.2	0.2	1%	1%
Total	17.8	18.1	100%	100%	19.4	21.2	100%	100%

2008 form 20-F / FRANCE TELECOM – 49

Back to contents

Rules for approving auditors' fees

France Telecom’s Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguard the auditors’ independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees.  Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditor’s independence.

All services provided by the statutory auditors in 2007 and 2008 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

ITEM 16.D   Exemptions from listing standards for audit committees

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

ITEM 16.E   Purchase of equity securities by the issuer and affiliated purchasers

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

PURCHASES OF TREASURY SHARES IN 2008

Period	Total number of shares purchased	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (1)
January 2008	1,738,100	24.05	1,738,100	261,387,729(2)
February 2008	763,387	23.64	763,387	260,738,732
March 2008	1,101,003	21.25	1,101,003	259,637,729
April 2008	1,310,000	20.92	1,310,000	260,462,809
May 2008	1,056,500(3)	20.41	1,056,500(3)	261,476,117(4)
June 2008	1,456,000	18.07	1,456,000	261,226,181
July 2008	2,093,662	19.05	2,093,662	261,486,181
August 2008	339,000	19.62	339,000	261,626,181
September 2008	751,716	19.92	751,716	261,776,261
October 2008	953,500	19.72	953,500	261,196,261
November 2008	2,138,217	19.31	2,138,217	261,726,261
December 2008	2,598,457	20.07	2,598,457	260,776,341

(1) Measured at month end.

(2) Under the 2007 Share buyback program approved by the Annual Shareholders' Meeting of May 21, 2007

(3) All shares were purchased under the 2007 Share buyback program

(4) Under the 2008 Share buyback program approved by the Annual Shareholders' Meeting of May 27, 2008

ITEM 16.F   Change in Registrant’s Certifying Accountant

Not applicable.

2008 form 20-F / FRANCE TELECOM – 50

Back to contents

ITEM 16.G   Corporate governance

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

2008 form 20-F / FRANCE TELECOM – 51

Back to contents

PART III

ITEM 17   Financial statements

Not applicable

ITEM 18   Financial statements

See pages F-1 through F-112

ITEM 19   List of exhibits

1.1

Bylaws (statuts) of France Telecom, as amended on March 3, 2009.

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

13.1

Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

99

Selected pages from France Telecom’s annual report on Form 20-F for the year ended December 31, 2007, corresponding to Section 5.5.1 Transition from Data on a Historical Basis to Data on a Comparable Basis for 2006, as filed with the Commission on May 2, 2008, but not including any cross-references contained in such selected pages.

*

Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on May 22, 2006.

**

Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Commission on May 29, 2001.

2008 form 20-F / FRANCE TELECOM – 52

Back to contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/	Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Financial Officer

Paris, France

April 23, 2009

2008 form 20-F / FRANCE TELECOM – 53

Back to contents

Consolidated financial statements

Report of independent registered public accounting firms

F-2

Consolidated Income Statement

F-3

Consolidated Balance Sheet

F-4

Consolidated Statement of Changes in Shareholders' Equity

F-6

Consolidated Statement of Cash Flows

F-9

Segment Information

F-11

Notes to the Consolidated Financial Statements

2008 form 20-F / FRANCE TELECOM – F-1

Back to contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited the accompanying consolidated balance sheets of France Telecom and subsidiaries (the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Without qualifying the above opinion, we draw your attention to note 30 that sets out the decision of the European Commission, relating to business tax (taxe professionnelle) which states that the request made by the Commission enters into the category of the contingent liabilities as defined in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Christian Chiarasini

Neuilly-sur-Seine and Paris la Défense, France

March 4, 2009*

2008 form 20-F / FRANCE TELECOM – F-2

Back to contents

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per-share data)			Period ended	Period ended	Period ended
		Note	December 31, 2008	December 31, 2007	December 31, 2006

Revenues		4	53,488	52,959	51,702
External purchases		5	(23,652)	(23,156)	(22,809)
Other operating incomes		5	380	440	473
Other operating expenses		5	(2,258)	(2,360)	(2,235)
Labor expenses:	- Wages and employee benefit expenses	5	(8,559)	(8,767)	(8,592)
	- Employee profit-sharing	5	(319)	(359)	(346)
	- Share-based compensation	5	(82)	(279)	(30)
Depreciation and amortization		12-13	(7,776)	(8,111)	(7,824)
Impairment of Goodwill		6	(271)	(26)	(2,800)
Impairment of non-current assets		6	(9)	(107)	(105)
Gains (losses) on disposal of assets		7	11	769	97
Restructuring costs		8	(470)	(208)	(567)
Share of profits (losses) of associates		14	(211)	4	24
Operating income			10,272	10,799	6,988
Interest expenses, net		9	(2,766)	(2,521)	(3,155)
Foreign exchange gains (losses)		9	(63)	(4)	26
Discounting expense		9	(158)	(125)	(122)
Finance costs, net			(2,987)	(2,650)	(3,521)
Income tax		10	(2,793)	(1,330)	(2,180)
Consolidated net income after tax of continuing operations			4,492	6,819	1,557
Consolidated net income after tax of discontinued operation					3,211
Consolidated net income after tax			4,492	6,819	4,768
Net income attributable to equity holders of France Telecom S.A.			4,069	6,300	4,139
Minority interests		20	423	519	629
Earnings per share (in euros)		20
Net income of continuing operations attributable to equity holders of France Telecom S.A.
- basic			1.56	2.42	0.40
- diluted			1.54	2.36	0.39
Net income of discontinued operations attributable to equity holders of France Telecom S.A.
- basic			-	-	1.19
- diluted			-	-	1.17
Net income attributable to equity holders of France Telecom S.A.
- basic			1.56	2.42	1.59
- diluted			1.54	2.36	1.57

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-3

Back to contents

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)	Note	At December 31, 2008	At December 31, 2007 (1)
ASSETS
Goodwill	11	30,811	31,389
Other Intangible assets	12	14,451	16,658
Property, plant and equipment	13	26,534	27,849
Interests in associates	14	172	282
Assets available for sale	15	203	518
Non-current loans and receivables	17	1,554	1,960
Non-current financial assets at fair value through profit or loss	18	106	54
Non-current hedging derivatives assets	22	624	42
Other non-current assets	19	32	63
Deferred tax assets	10	5,142	7,273
Total non-current assets		79,629	86,088
Inventories	16	976	1,068
Trade receivables	17	6,163	6,556
Current loans and other receivables	17	63	81
Current financial assets at fair value through profit or loss, excluding cash equivalents	18	721	534
Current hedging derivatives assets	22	75	12
Other current assets	19	2,143	2,035
Current tax assets	10	144	111
Prepaid expenses	19	581	673
Cash and cash equivalents	17&18	4,800	4,025
Total current assets		15,666	15,095
TOTAL ASSETS		95,295	101,183
(1) For additionnal information regarding the effects of the implementation of IFRIC 13 on the balance sheet : see note 1

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-4

Back to contents

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)	Note	At December 31, 2008	At December 31, 2007 (1)
EQUITY AND LIABILITIES
Share capital		10,460	10,457
Additional paid-in capital		15,325	15,317
Retained earnings		1,958	2,532
Cumulative translation adjustment		(143)	1,747
Equity attributable to equity holders of France Telecom S.A.		27,600	30,053
Minority interests		3,598	4,470
Total equity	20	31,198	34,523
Non-current trade payables	21	498	435
Non-current financial liabilities at amortized cost, excluding trade payables	21	31,782	32,532
Non-current financial liabilities at fair value through profit or loss	21	495	154
Non-current hedging derivatives liabilities	21	650	955
Non-current employee benefits	23	559	535
Non-current provisions	24	1,262	1,657
Other non-current liabilities	25	711	870
Deferred tax liabilities	10	1,288	1,539
Total non-current liabilities		37,245	38,677
Current trade payables	21	9,519	9,580
Current financial liabilities at amortized cost, excluding trade payables	21	8,236	8,694
Current financial liabilities at fair value through profit or loss	21	913	730
Current hedging derivatives liabilities	21	2	353
Current employee benefits	23	1,700	1,881
Current provisions	24	1,453	1,592
Other current liabilities	25	1,989	1,837
Current tax payables	10	277	331
Deferred income	25	2,763	2,985
Total current liabilities		26,852	27,983
TOTAL EQUITY AND LIABILITIES		95,295	101,183
(1) For additionnal information regarding the effects of the implementation of IFRIC 13 on the balance sheet : see note 1.

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-5

Back to contents

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros)		Number of shares in issues	Share capital	Additional paid-in capital	Attribuable to equity holders of France Télécom S.A.						Total	Minority interests	Total Equity
					Retained earnings					Translation adjustments
					Income (expense) recognized directly in equity			Other reserves	Net income
	Note				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2006		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438
Change in accounting policy upon application of IFRIC 13	1							199			199		199
Balance at January 1, 2006 after application of IFRIC 13		2,603,059,797	10,412	15,131	123	(200)	68	(8,117)	5,709	1,933	25,059	3,578	28,637
Unrealized foreign exchange gains (losses)										292	292	(18)	274
Gains (losses) on financial assets available for sale					(5)						(5)		(5)
Foreign exchange gains (losses) on cash flow hedges						102					102	2	104
Deferred tax on items recognized directly in equity							(36)				(36)		(36)
Total income and expense recognized directly in equity (A)					(5)	102	(36)			292	353	(16)	337
Net income for the year 2006 (B)									4,139		4,139	629	4,768
Total recognized income and expense for the year (A+B)					(5)	102	(36)		4,139	292	4,492	613	5,105
Allocation of 2005 net income								5,709	(5,709)		0		0
Capital increase (stock-options exercised)		3,613,333	15	48							63		63
Share-based compensation : stock options								31			31	3	34
Dividends	20							(2,602)			(2,602)	(590)	(3,192)
Impact of sale of Pages Jaunes Group	3							0			0	(159)	(159)
Impact of purchase of minority interest and merger of Spanish entities	3							31			31	1,136	1,167
Impact of purchase of minority interest and change in consolidation method of Jordan entities	3							59			59	221	280
Other movements								(136)		(5)	(141)	42	(99)
Balance at December 31, 2006		2,606,673,130	10,427	15,179	118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-6

Back to contents

					Attribuable to equity holders of France Télécom S.A.
(Amounts in millions of euros)		Number of shares in issues	Share capital	Additional paid-in capital	Retained earnings					Translation adjustments	Total	Minority interests	Total Equity
					Income (expense) recognized directly in equity			Other reserves	Net income
	Note				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2007		2,606,673,130	10,427	15,179	118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836
Unrealized foreign exchange gains (losses)										(467)	(467)	56	(411)
Gains (losses) on financial assets available for sale					(38)						(38)		(38)
Foreign exchange gains (losses) on cash flow hedges						309					309	10	319
Deferred tax on items recognized directly in equity							(106)				(106)	(2)	(108)
Total income and expense recognized directly in equity (A)					(38)	309	(106)			(467)	(302)	64	(238)
Net income for the year 2007 (B)									6,300		6,300	519	6,819
Total recognized income and expense for the year (A+B)					(38)	309	(106)		6,300	(467)	5,998	583	6,581
Allocation of 2006 net income								4,139	(4,139)		0		0
Capital increase (stock-options exercised)		7,675,781	30	138							168		168
Share-based compensation : Employee shareholding plan within the scope of the sale of shares owned by the French State								67			67		67
Share-based compensation : Free share award plan								147			147	2	149
Share-based compensation : stock options								23			23		23
Purchase of treasury shares	20							(214)			(214)		(214)
Dividends	20							(3,117)			(3,117)	(670)	(3,787)
Other transactions with minority interests	3							0			0	(107)	(107)
Other movements								(5)		(6)	(11)	(182)	(193)
Balance at December 31, 2007		2,614,348,911	10,457	15,317	80	211	(74)	(3,985)	6,300	1,747	30,053	4,470	34,523

2008 form 20-F / FRANCE TELECOM – F-7

Back to contents

					Attribuable to equity holders of France Télécom S.A.
(Amounts in millions of euros)		Number of shares in issues	Share capital	Additional paid-in capital	Retained earnings					Translation adjustments	Total	Minority interests	Total Equity
					Income (expense) recognized directly in equity			Other reserves	Net income
	Note				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2008		2,614,348,911	10,457	15,317	80	211	(74)	(3,985)	6,300	1,747	30,053	4,470	34,523
Unrealized foreign exchange gains (losses)										(1,930)	(1,930)	(192)	(2,122)
Gains (losses) on financial assets available for sale		[2]			(54)						(54)		(54)
Foreign exchange gains (losses) on cash flow hedges						460					460	(1)	459
Foreign exchange gains (losses) on net investment hedges						(26)					(26)		(26)
Deferred tax on items recognized directly in equity							(145)				(145)	0	(145)
Total income and expense recognized directly in equity (A)					(54)	434	(145)			(1,930)	(1,695)	(193)	(1,888)
Net income for the year 2008 (B)									4,069		4,069	423	4,492
Total recognized income and expense for the year (A+B)					(54)	434	(145)		4,069	(1,930)	2,374	230	2,604
Allocation of 2007 net income								6,300	(6,300)		0		0
Capital increase (stock-options exercised)	20	642,325	3	8							11		11
Share-based compensation : Free share award plan	20							50			50	1	51
Share-based compensation : stock options	20							24			24	1	25
Purchase of treasury shares	20							17			17		17
Dividends	20							(4,949)			(4,949)	(661)	(5,610)
Other transactions with minority interests	3							0			0	(348)	(348)
Other movements								(20)		40	20	(95)	(75)
Balance at December 31, 2008		2,614,991,236	10,460	15,325	26	645	(219)	(2,563)	4,069	(143)	27,600	3,598	31,198

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-8

Back to contents

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)	Note	Year ended Decembre 31, 2008	Year ended Decembre 31, 2007	Year ended Decembre 31, 2006
OPERATING ACTIVITIES
Consolidated net income		4,492	6,819	4,768
Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	12-13	7,776	8,111	7,833
Impairment of non-current assets	6-12-13	9	107	105
Impairment of goodwill	6-11	271	26	2,800
Gain on disposals of assets	7	(11)	(769)	(3,079)
Change in other provisions	,	(591)	(945)	(847)
Share of profits (losses) of associates	14	211	(4)	(24)
Income tax	10	2,793	1,330	2,302
Interest income and expense		2,472	2,627	3,004
Foreign exchange gains and losses, net		405	(740)	(796)
Derivatives		77	756	1,038
Share-based compensation		76	234	34
Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		38	(250)	1
Decrease/(increase) in trade accounts receivable		216	121	82
Increase/(decrease) in trade accounts payable		359	190	(318)
Other changes in working capital requirements
Decrease/(increase) in other receivables		(221)	(98)	15
Increase/(decrease) in other payables		(233)	331	235
Dividends and interest income received		299	315	164
Interest paid and interest rates effects on derivatives, net		(2,561)	(2,726)	(2,848)
Income tax paid		(878)	(791)	(606)
Net cash provided by operating activities		14,999	14,644	13,863
INVESTING ACTIVITIES
Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	12-13	(7,140)	(7,064)	(7,039)
Increase/(decrease) in amounts due to fixed asset suppliers		(76)	125	228
Proceeds from sales of property, plant and equipment and intangible assets	12-13	233	113	105
Cash paid for investment securities, net of cash acquired
Purchase of treasury shares by TP S.A.	3	(200)	(185)	-
Purchase of treasury shares by Mobistar	3	(175)	-	-
FT España	3	(169)	-	-
Orange Uganda Limited	3	(40)	-	-
Compagnie Européenne de Téléphonie	3	(32)	-	-
Silicomp	3	(5)	(96)	-
FT España ISP (Ya.com)	3	-	(319)	-
Telkom Kenya	3	-	(270)	-
Orange Moldova	3	-	(103)	-
Voxmobile	3	-	(80)	-
Amena	3	-	-	(113)
Other payments for investment securities	3	(140)	(64)	(142)
Proceeds from sales of investment securities, net of cash transferred
Orange Nederland	3	-	1,306	-
Tower Participations	3	-	254	-
Bluebirds	3	-	110	-
One	3	-	82	-
PagesJaunes	3	-	-	2,697
Other proceeds from sales of investment securities	3	56	56	112
Decrease/(increase) in marketable securities and other long-term assets
Escrow deposit	17-30	(207)	(757)	-
Other		(140)	11	(539)
Net cash used in investing activities		(8,035)	(6,881)	(4,691)

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-9

Back to contents

	Note	Year ended Decembre 31, 2008	Year ended Decembre 31, 2007	Year ended Decembre 31, 2006
FINANCING ACTIVITIES
Issuances
Bonds convertible, exchangeable or redeemable into shares	21	4,047	3,122	928
Long-term debt	21	1,439	824	585
Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	21	(6,328)	(4,001)	(3,895)
Long-term debt	21	(711)	(2,430)	(1,997)
Equity portion of hybrid debt	20-21	(64)	(16)	(42)
Increase/(decrease) in bank overdrafts and short-term borrowings	21	968	(906)	(1,117)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	21	672	(330)	192
Exchange rates effects on derivatives, net		(378)	(99)	(724)
Purchase of treasury shares	20	(35)	(214)	(10)
Capital increase/(decrease) - France Telecom S.A. shareholders	20	11	140	54
Capital increase/(decrease) - minority shareholders	20	(100)	50	(50)
Dividends paid to minority shareholders	20	(629)	(677)	(593)
Dividends paid by France Telecom S.A.	20	(4,949)	(3,117)	(2,602)
Net cash used in financing activities		(6,057)	(7,654)	(9,271)
Net change in cash and cash equivalents		907	109	(99)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(132)	(54)	(28)
Cash and cash equivalents at beginning of period		4,025	3,970	4,097

Cash and cash equivalents at end of period		4,800	4,025	3,970

The accompanying notes are an integral part of the consolidated financial statements

2008 form 20-F / FRANCE TELECOM – F-10

Back to contents

SEGMENT INFORMATION

Analysis by business segment

Main operating indicators by business segment for the year ended December 31, 2008

Income statement for the year ended December 31, 2008

	(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
	Revenues	29,477	22,951	7,778	(6,718)	53,488
	- external	28,478	17,730	7,280	-	53,488
	- inter-segment	999	5,221	498	(6,718)	-
	External purchases	(16,563)	(9,024)	(4,783)	6,718	(23,652)
	Other operating income	218	1,047	97	(982)	380
	Other operating expense	(1,728)	(1,340)	(172)	982	(2,258)
Labor expenses	- Wages and employee benefit expenses	(1,301)	(5,902)	(1,356)	-	(8,559)
	Gross operating margin	10,103	7,732	1,564	-	19,399
	- Employee profit-sharing	(47)	(253)	(19)	-	(319)
	- Share-based compensation	(15)	(53)	(14)	-	(82)
	Depreciation and amortization	(4,171)	(3,243)	(362)	-	(7,776)
	Impairment of goodwill	(42)	(229)	-	-	(271)
	Impairment of non-current assets	(1)	23	(31)	-	(9)
	Gains (losses) on disposals of assets	-	-	-	11	11
	Restructuring costs	(57)	(390)	(23)	-	(470)
	Share of profits (losses) of associates	(194)	(17)	-	-	(211)
	Operating income					10,272
	- Allocated by segment	5,576	3,570	1,115	-	10,261
	- Non-allocable	-	-	-	11	11
	Interest expenses, net	-	-	-	(2,766)	(2,766)
	Foreign exchange gains (losses)	-	-	-	(63)	(63)
	Discounting expense	-	-	-	(158)	(158)
	Income tax	-	-	-	(2,793)	(2,793)
	Consolidated net income					4,492
	Non-cash income and expense items included in operating income allocated by business segment	(4,466)	(2,891)	(362)	-	(7,719)
	Investments in property, plant & equipment and intangible assets
	- excluding telecommunications licenses	3,192	3,319	356	-	6,867
	- telecommunications licenses	272	1	-	-	273
	- financed through finance leases	33	120	23	-	176
	Total investments (1)	3,497	3,440	379	-	7,316
(1) Including 1,883 million euros for other intangible assets and 5,433 million euros for property, plant and equipment (see Notes 12 and 13).

2008 form 20-F / FRANCE TELECOM – F-11

Back to contents

Balance sheet at December 31, 2008

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	24,798	5,592	421	-	30,811
Other intangible assets	8,229	5,946	276	-	14,451
Property, plant and equipment	11,570	14,392	572	-	26,534
Interests in associates	86	86	-	-	172
Other non-current assets	11	1	20	-	32
Non-segment non-current assets (1)	-	-	-	7,629	7,629
Non-current assets					79,629
Inventories	632	310	34	-	976
Trade receivables (2)	4,122	6,310	918	(5,187)	6,163
Other current assets	892	1,214	133	(96)	2,143
Prepaid expenses	355	250	82	(106)	581
Non-segment current assets (1)	-	-	-	5,803	5,803
Current assets					15,666
Total assets					95,295
- o/w segment assets	50,695	34,101	2,456	(5,389)	81,863
- o/w non-segment assets	-	-	-	13,432	13,432
Equity					31,198
Non-current trade payables	487	11	-	-	498
Non-current employee benefits	27	457	75	-	559
Non-current provisions	404	832	26	-	1,262
Other non-current liabilities	4	707	-	-	711
Non-segment non-current liabilities (1)	-	-	-	34,215	34,215
Non-current liabilities					37,245
Current trade payables	9,278	4,585	847	(5,191)	9,519
Current employee benefits	203	1,218	279	-	1,700
Current provisions	203	1,194	56	-	1,453
Other current liabilities	677	1,243	160	(91)	1,989
Deferred income	1,370	1,343	157	(107)	2,763
Non-segment current liabilities (1)	-	-	-	9,428	9,428
Current liabilities					26,852
Total equity and liabilities					95,295
- o/w segment liabilities	12,653	11,590	1,600	(5,389)	20,454
- o/w non-segment liabilities	-	-	-	74,841	74,841

(1)

Mainly assets and liabilities comprising net financial debt and deferred taxes.

(2)

Some trade receivables generated by the Enterprise Communication Services segment (approximately 313 million euros) are included in the Home Communication Services segment, which is responsible for their collection.

2008 form 20-F / FRANCE TELECOM – F-12

Back to contents

Main operating indicators by business segment for the year ended December 31, 2007

Income statement for the year ended December 31, 2007

	(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
	Revenues	29,119	22,671	7,721	(6,552)	52,959
	- external	28,144	17,548	7,267	-	52,959
	- inter-segment	975	5,123	454	(6,552)	-
	External purchases	(16,296)	(8,497)	(4,912)	6,549	(23,156)
	Other operating incomes	258	1,023	97	(938)	440
	Other operating expenses	(1,640)	(1,480)	(178)	938	(2,360)
Labor expenses	- Wages and employee benefit expenses	(1,464)	(5,918)	(1,385)	-	(8,767)
	Gross operating margin	9,977	7,799	1,343	(3)	19,116
	- Employee profit-sharing	(65)	(268)	(26)	-	(359)
	- Share-based compensation	(18)	(232)	(29)	-	(279)
	Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
	Impairment of goodwill	-	(26)	-	-	(26)
	Impairment of non-current assets	(8)	(6)	(93)	-	(107)
	Gains (losses) on disposal of assets	-	-	-	769	769
	Restructuring costs	(27)	(153)	(28)	-	(208)
	Share of profits (losses) of associates	4	-	-	-	4
	Operating income					10,799
	- Allocated by segment	5,407	3,876	747	-	10,030
	- Non-allocable	-	-	-	769	769
	Interest expenses, net	-	-	-	(2,521)	(2,521)
	Foreign exchange gains (losses)	-	-	-	(4)	(4)
	Discounting expense	-	-	-	(125)	(125)
	Income tax	-	-	-	(1,330)	(1,330)
	Consolidated net income after tax					6,819
	Non-cash income and expense items included in operating income allocated by business segment	(4,498)	(2,526)	(498)	-	(7,522)
	Investments in property, plant & equipment and intangible assets
	- excluding telecommunication licenses	3,493	3,080	406	-	6,979
	- telecommunication licenses	85	-	-	-	85
	- financed through finance leases	30	-	14	-	44
	Total investments (1)	3,608	3,080	420	-	7,108
(1) Including 1,693 million euros for other intangible assets and 5,415 million euros for property, plant and equipment (see Notes 12 and 13).

2008 form 20-F / FRANCE TELECOM – F-13

Back to contents

Balance sheet at December 31, 2007

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	24,931	6,059	399	-	31,389
Other intangible assets	10,166	6,252	240	-	16,658
Property, plant and equipment	12,073	15,190	586	-	27,849
Interests in associates	273	3	6	-	282
Other non-current assets	35	5	23	-	63
Non-segment non-current assets (1)	-	-	-	9,847	9,847
Non-current assets					86,088
Inventories	684	342	42	-	1,068
Trade receivables (2)	3,916	5,254	921	(3,535)	6,556
Other current assets	936	1,072	165	(138)	2,035
Prepaid expenses	362	313	81	(83)	673
Non-segment current assets (1)	-	-	-	4,763	4,763
Current assets					15,095
Total assets					101,183
- o/w segment assets	53,376	34,490	2,463	(3,756)	86,573
- o/w non-segment assets	-	-	-	14,610	14,610
Equity					34,523
Non-current trade payables	429	6	-	-	435
Non-current employee benefits	22	429	84	-	535
Non-current provisions	352	1,252	53	-	1,657
Other non-current liabilities	13	857	-	-	870
Non-segment non-current liabilities (1)	-	-	-	35,180	35,180
Non-current liabilities					38,677
Current trade payables	7,652	4,646	826	(3,544)	9,580
Current employee benefits	320	1,247	314	-	1,881
Current provisions	214	1,287	91	-	1,592
Other current liabilities	693	1,104	168	(128)	1,837
Deferred income	1,455	1,436	178	(84)	2,985
Non-segment current liabilities (1)	-	-	-	10,108	10,108
Current liabilities					27,983
Total equity and liabilities					101,183
- o/w segment liabilities	11,150	12,264	1,714	(3,756)	21,372
- o/w non-segment liabilities	-	-	-	79,811	79,811

(1)

Mainly assets and liabilities comprising net financial debt and deferred taxes.

(2)

Some trade receivables (approximately 480 million euros) generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection.

2008 form 20-F / FRANCE TELECOM – F-14

Back to contents

Main operating indicators by business segment for the year ended December 31, 2006

Income statement for the year ended December 31, 2006

	(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
	Revenues	27,745	22,487	7,652	(6,182)	51,702
	- external	26,770	17,701	7,231	-	51,702
	- inter-segment	975	4,786	421	(6,182)	-
	External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
	Other operating incomes	155	529	122	(333)	473
	Other operating expenses	(1,034)	(1,384)	(150)	333	(2,235)
Labor expenses	- Wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
	Gross operating margin	9,686	7,265 (1)	1,590	(2)	18,539
	- Employee profit-sharing	(71)	(252)	(23)	-	(346)
	- Share-based compensation	(13)	(14)	(3)	-	(30)
	Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
	Impairment of goodwill	(2,525)	(275) (2)	-	-	(2,800)
	Impairment of non-current assets	(31)	(72)	(2)	-	(105)
	Gains (losses) on disposal of assets	-	-	-	97	97
	Restructuring costs	(68)	(474)	(25)	-	(567)
	Share of profits (losses) of associates	-	24	-	-	24
	Operating income					6,988
	- Allocated by segment	2,795	2,961	1,135	-	6,891
	- Non-allocable				97	97
	Interest expenses, net	-	-	-	(3,155)	(3,155)
	Foreign exchange gains (losses)	-	-	-	26	26
	Discounting expense	-	-	-	(122)	(122)
	Income tax	-	-	-	(2,180)	(2,180)
Consolidated net income after tax of continuing operations						1,557
	Consolidated net income after tax of discontinued					3,211 (3)
	Consolidated net income after tax					4,768
	Non-cash income and expense items included in operating income allocated by business segment	(6,691)	(2,823)	(368)	-	(9,892)
Investments in property, plant & equipment and intangible assets
	- excluding telecommunication licenses	3,581	2,721	430	-	6,732
	- telecommunication licenses(4)	283	-	-	-	283
	- financed through finance leases	20	2	15	-	37
	Total investments	3,884	2,723	445	-	7,052

(1)

Includes a 129 million euro reversal of provisions for post-employment benefits (see Note 5).

(2)

Goodwill on TP Group is included in the Home segment.

(3)

PagesJaunes Group (see Note 3).

(4)

Mainly renewal of Orange France's GSM license.

2008 form 20-F / FRANCE TELECOM – F-15

Back to contents

Analysis by geographic segment

Revenue contribution

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
France	28,564	27,856	27,454
United Kingdom	6,102	6,706	6,464
Poland	5,140	4,787	4,755
Spain	4,015	3,911	3,835
Rest of Europe	5,148	5,479	5,468
Rest of the world	4,519	4,220	3,726
Total Group	53,488	52,959	51,702

Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

	Year ended
(in millions of euros )	December 31, 2008	December 31, 2007
France	3,528	3,273
United Kingdom	488	549
Poland	736	963
Spain	572	627
Rest of Europe	631	719
Rest of the world	1,361	977
Total Group	7,316	7,108

Property, plant and equipment and intangible assets, net (excluding goodwill)

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France	15,838	15,520
United Kingdom	8,510	11,484
Poland	5,580	7,049
Spain	4,365	4,862
Rest of Europe	2,938	2,773
Rest of the world	3,754	2,819
Total Group	40,985	44,507

2008 form 20-F / FRANCE TELECOM – F-16

Back to contents

Notes to the Consolidated Financial Statements

Note 1 - Description of business and basis of preparation of the consolidated financial statements

F-18

Note 2 - Accounting Policies

F-23

Note 3 - Main acquisitions, disposals of companies and changes in scope of consolidation

F-35

Note 4 - Revenues

F-39

Note 5 - Operating income and expenses

F-40

Note 6 - Impairment

F-42

Note 7 - Gains and losses on disposals of assets

F-45

Note 8 – Restructuring costs

F-46

Note 9 - Finance costs, net

F-47

Note 10 - Income tax

F-49

Note 11 - Goodwill

F-52

Note 12 - Other intangible assets

F-53

Note 13 - Property, plant and equipment

F-55

Note 14 - Interests in associates

F-56

Note 15 - Assets available for sale

F-58

Note 16 - Inventories

F-58

Note 17 - Loans and receivables

F-59

Note 18 - Financial assets at fair value through profit or loss

F-61

Note 19 - Other assets and prepaid expenses

F-62

Note 20 - Equity

F-63

Note 21 - Financial liabilities and net financial debt

F-66

Note 22 - Derivative instruments

F-71

Note 23 - Employee benefits

F-73

Note 24 - Provisions

F-78

Note 25 - Other liabilities and deferred income

F-80

Note 26 - Other information relating to share-based payment and similar compensation

F-81

Note 27 - Other information on exposure to market risks and financial instruments

F-85

Note 28 - Other information on the fair value of financial assets and liabilities

F-90

Note 29 - Off-balance sheet commitments and contractual obligations

F-92

Note 30 - Litigation

F-96

Note 31 - Related-party transactions

F-100

Note 32 - Subsequent events

F-102

Note 33 - Scope of consolidation

2008 form 20-F / FRANCE TELECOM – F-17

Back to contents

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.1 Description of business

The France Telecom Group provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2 Basis of preparation of 2008 consolidated financial statements

The consolidated financial statements (“the financial statements”) were approved by the Board of Directors at its meeting of March 3, 2009.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2008 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union. Comparative figures are presented for 2007 and 2006 compiled using the same basis of preparation.

On the reported periods, the accounting standards and interpretations endorsed by the European Union and compulsory as of December 31, 2008 are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2008 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2008 and any IFRS standards and interpretations with early application. New standards and interpretations applied by the Group in 2008 are:

Standard / Interpretation		Consequences for the Group
Amendments to IAS 39 and IFRS 7	Reclassification of Financial Assets	These amendments, designed for special situations, allow for the reclassification of some financial assets. The Group did not elect to reclassify any financial assets.
IFRIC 12	Service Concession Arrangements	The application of this interpretation has no effect on the reported financial statements.
IFRIC 13	Customer Loyalty Programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts…).

IFRIC 13 changes the accounting treatment for loyalty programs applied by the Group until December 31, 2007, based on the French GAAP opinion 2004-E of CNC’s Comité d’Urgence (Emerging Issues Accounting Committee). According to IFRIC 13, loyalty programs should be valued at their fair value which is defined as the excess price over the sales incentive that would be granted to any new customer. Loyalty programs were formerly only valued on the basis of sales incentive granted to a loyal customer.

First-time application of IFRIC 13 is accounted for as a change in accounting policy in accordance with IAS 8. It has no effect on the consolidated net income and its main consequence is a decrease in the amount of deferred income relating to loyalty programs awarded.

The accounting consequences of IFRIC 13 change in accounting policy are:

(in millions of euros)	December 31, 2007			December 31, 2006
	Published	IFRIC 13 impact	Restated	Published	IFRIC 13 impact	Restated
Revenues	52,959	-	52,959	51,702	-	51,702
Consolidated net income	6,819	-	6,819	4 ,768	-	4,768
Retained earnings	2,334	198	2,532	(1,032)	199	(833)
Total equity	34,325	198	34,523	31,638	199	31,837
Deferred tax liabilities	1,440	99	1,539	1,749	99	1,848
Current provisions	1,599	(7)	1,592	1,816	-	1,816
Deferred income	3,275	(290)	2,985	3,177	(298)	2,879

•

the recognition and measurement options proposed by the IFRS standards:

Standard		Option used
IAS 2	Inventories	Recognition of inventories at their original cost determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method
IAS 23	Borrowing Costs	Recognition as interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets
IAS 31	Interests in Joint Ventures	Accounting for using the proportionate consolidation method
IAS 38	Intangible Assets	Measurement at amortized historical cost

2008 form 20-F / FRANCE TELECOM – F-18

Back to contents

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the France Telecom Group) hereafter summarized:

Standard		IFRS 1 option used
IFRS 2	Share-based Payment	Retrospective application of provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the provisions of this standard for business combinations prior to the transition date

Acquisition of minority interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, without any remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 hereafter:

Topic	Note
Presentation of consolidated financial statements	2.1
Minority interests	2.4
Waste electrical and electronical equipment	2.18
Individual right to training for employees (Droit Individuel à la Formation (DIF))	2.19
Employee share offer	2.20

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.3 Standards and interpretations compulsory after December 31, 2008 with no early application decided by the Group

France Telecom has not opted for early application of the following standards, amendments and interpretations published as at December 31, 2008 (already adopted or in the process of being adopted by the European Union).

•

IFRS 8 and IAS 36 amended by IFRS 8

Standard / Interpretation (application date for the Group)		Consequences for the Group
IFRS 8	Operating Segments (applicable for financial years beginning after January 1, 2009)

IFRS 8 supersedes IAS 14 Segment reporting. IFRS 8 provides for the reporting of data relating to the Group operating segments based on the internal reporting and used by the chief operating decision-maker (the Chief Executive Officer for the Group) in order to decide the allocation of resources and the assessment of the operating segments’ performance. IAS 14 required information on two levels: business segments and geographical segments.

In accordance with the strategy of convergence implemented by the NExT plan, the Group has adopted a new reporting based on its organization since January 1, 2009. The operating segments (or group of operating segments) are: enterprise services of Orange Business Services, telecommunications services (fixed-line, broadband and mobile) in France, Poland, United Kingdom, Spain, other countries, shared support services and corporate services.

IAS 36 (amended by IFRS 8)	Impairment of Assets (applicable for financial years beginning after January 1, 2009)

The IFRS 8 requirements affect the structure of segment reporting and the levels of Cash-Generating Units (CGUs) retained to test the goodwill for impairment: IAS 36 amendment states that goodwill must be allocated to CGUs which are not larger than an operating segment.

This amendment is retrospective, which requires to identify the operating segments following the current internal reporting until December 31, 2008 in accordance with the IFRS 8 principles.

This will retrospectively increase impairment loss for:

• goodwill relating to fixed-line and broadband businesses of TP amounting to circa 501 million euros as at January 1, 2007 (portion attributable to equity holders of France Telecom S.A.);

• goodwill relating to fixed-line and broadband businesses of Jordan Telecom amounting to circa 47 million euros as at January 1, 2007 (portion attributable to equity holders of France Telecom S.A.).

2008 form 20-F / FRANCE TELECOM – F-19

Back to contents

•

Others

Standard / Interpretation (application date for the Group)		Consequences for the Group
IFRS 1 (revised in 2008)	First Time Adoption of IFRS (applicable for financial years beginning after January 1, 2009)	The Group, already applying IFRS, is not impacted by this revision.
IAS 1 (revised in 2007)	Presentation of Financial Statements (applicable for financial years beginning after January 1, 2009)

The application of this revision will be without effect on the Group financial position but will modify the presentation of its financial statements, including:

• the statement of changes in equity will present only transactions between the shareholders, the other transactions being included in a comprehensive income statement;

• all changes in assets and liabilities for a period will be presented in two statements: a separate income statement (components of profit or loss) and a statement of comprehensive income (components of other comprehensive income).

IAS 23 (revised in 2007)	Borrowing Costs (applicable to borrowing costs relating to qualifying assets for which the commencement for capitalization is on or after January 1, 2009)

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale, unlike what has been applied so far by the Group.

The network deployment mode – in the Group assessment – does not generally require a substantial period of time. Consequently, a limited number of assets should qualify for and the effects of this standard application are not expected to be material.

2008 form 20-F / FRANCE TELECOM – F-20

Back to contents

Standard / Interpretation (application date for the Group)		Consequences for the Group
IFRS 3 and IAS 27 (revised in 2008)	Business Combinations and Consolidated and Separate Financial Statements (applicable to accounting for business combinations for which the acquisition date is on or after January 1, 2010)

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with interest ownership below 100% to account goodwill either on a 100% basis or on the acquired interest ownership basis (without any subsequent change in case of additional purchase of minority interests).

Acquisition related costs will be directly expensed.

Changes in a parent’s ownership interest resulting in a loss of control will lead to recognize investment retained in the former subsidiary at its fair value.

The Group will therefore change the accounting for its future business combinations and its future minority interest transactions.

Amendment to IFRS 2	Vesting Conditions and Cancellations (applicable for financial years beginning after January 1, 2009)

This amendment states that fair value of equity instruments awarded has to include all ancillary conditions for the acquisition of rights. Moreover, when one of the parties may elect not to _fulfil one of these conditions, this choice has to be accounted for as a cancellation.

The application of this amendment will have no effect on the reported periods.

Amendement to IAS 32 and IAS 1	Puttable Financial Instruments and Obligations Arising on Liquidation (applicable for financial years beginning after January 1, 2009)

Puttable instruments and obligations arising on liquidation will be classified within equity and no longer within debt.

Firm or contingent commitments to purchase minority interests are not in the scope of this standard.

The Group does not hold such financial instruments at this date and is therefore not affected by this amendment.

Amendment to IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (applicable for financial years beginning after January 1, 2009)	This amendment deals only with separate financial statements and not consolidated financial statements. It will consequently have no effect on the Group consolidated financial statements.
Improvements to IFRSs	Improvements to IFRSs (applicable for financial years beginning after January 1, 2009, except for IFRS 5 after January 1, 2010)	The impacts of this amendment are currently being analyzed.
Amendment to IAS 39	Eligible Hedged Items (applicable for financial years beginning after January 1, 2010 )

This amendment states that the time value should not be considered in a hedging relationship and inflation can only be designated as a hedged item in certain conditions.

This amendment will have no effect on the Group financial statements.

IFRIC 15	Agreements for the Construction of Real Estate (applicable for financial years beginning after January 1, 2009 )	Agreements in the scope of this interpretation dealing only with construction of real estate, this interpretation has no consequences for the Group.
IFRIC 16	Hedges of a Net Investment in a Foreign Operation (applicable for financial years beginning after January 1, 2009 )

This interpretation clarifies some principles of net investment hedge:

• the hedged item can only be an exchange difference between functional currencies, for an amount lower than the net investment carrying amount, and it can only be hedged once ;

• the hedging instrument may be held in any group entity except the foreign operation that itself is being hedged;

• the profit or loss relating to the hedge and initially booked in equity has to be reclassified in profit or loss on the disposal of the net investment.

This interpretation will be without effect on the Group financial statements.

IFRIC 17	Distributions of Non-cash Assets to Owners (applicable for financial years beginning after January 1, 2010 )

This interpretation deals with the accounting treatment for distributions of non-cash assets to owners (excluding distributions between entities under common control). It states the fair value of the distributed assets has to be recognized as debt when the decision to distribute is made and any difference with the net book value of the distributed assets has to be book through profit or loss on distribution date.

The application of this interpretation is prospective.

2008 form 20-F / FRANCE TELECOM – F-21

Back to contents

1.4 Use of estimates

In preparing the Group financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2008 may subsequently be changed. The underlying assumptions used for significant estimates are described in the following notes.

Estimate		Nature of disclosure
Note 3	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, selection of the key measurement methods and assumptions used to identify intangible assets in business combinations Goodwill allocation to Cash-Generating Unit (CGU)
Note 4	Revenue

Allocation of each separable component of a packaged offer based on its relative fair value

Straight-line recognition of revenue relating to service access fees invoiced depending on the nature of product and historical contractual relationship

Reporting revenue on a net versus gross basis (analysis of Group’s involvement acting as principal versus agent).

Note 6	Impairment of assets

Impairment loss determination at the level of CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of group of CGUs for goodwill impairment test

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and ebitda multiples for comparable companies or transactions, cash flows)

Assessment of economic and financial environment

Note 10	Income tax	Assumptions used for recognition of deferred tax assets and consequences of tax laws
Notes 12 and 13	Purchases of property, plant and equipment, intangible assets other than goodwill	Useful life of assets assessment
Note 23	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases
Note 23	Share-based payments	Model, assumptions underlying the measurement of fair values: share price of underlying item on grant date, volatility
Note 24	Provisions	Provisions for termination benefits and restructuring: discount rate, plan success rate Provisions for claims and litigation : assumptions underlying risk assessment and measurement
Note 28	Fair value	Models, selection of parameters

2008 form 20-F / FRANCE TELECOM – F-22

Back to contents

NOTE 2 - ACCOUNTING POLICIES

This note describes the accounting policies applied to prepare the 2008 consolidated financial statements.

2.1 Presentation of the consolidated financial statements

•

Consolidated Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

financial income;

•

financial costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement.

•

Consolidated Balance sheet

Current and non-current items are presented separately on the balance sheet: assets and liabilities with a term of no more than twelve months are classified as current; whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line under non current items in the consolidated balance sheet.

•

Consolidated Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities;

•

cash flows arising from investing activities;

•

cash flows arising from financing activities.

Financial interests and income tax are included in the cash flows arising from operating activities.

On acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Besides, lease payments over the financing period are broken down between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

•

Consolidated Segment reporting

France Telecom Group’s management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at the country level. Consequently, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as its basis for primary segment reporting:

•

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other foreign companies in the Group;

•

Home Communication Services (HCS), covering fixed telecommunications services activities (fixed telephony, internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of the France Telecom Group;

•

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

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM is disclosed as additional information only and should not be considered as an alternative to operating income or an alternative to cash-flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates.

2008 form 20-F / FRANCE TELECOM – F-23

Back to contents

GOM is calculated by excluding:

•

employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions;

•

depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term; and

•

impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

2.2 Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3 Consolidation rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

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

Material intragroup transactions and balances are eliminated in consolidation.

2.4 Minority interests

Accounting for acquisition of minority interests is not addressed by IFRSs. The Group has therefore applied French GAAP accounting treatment, which consists in recognizing goodwill as the difference between the acquisition cost of minority interests and the minority interest share in the net equity, without any purchase price allocation.

•

Transfer of consolidated shares within the Group resulting in changes in ownership interest

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities;

•

the minority interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

•

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

•

Commitments to purchase minority interests (put options)

Given the current status of IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”, firm or contingent commitments to purchase minority interests are recognized as a financial debt. In the absence of any guidance on this issue from the International Financial Reporting Interpretations Committee (IFRIC), the Group has opted to book the financial debt against a reduction in minority interests within equity.

Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom S.A.. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding debt is adjusted with a contra-entry to financial income or expense.

2008 form 20-F / FRANCE TELECOM – F-24

Back to contents

2.5 Effect of changes in foreign exchange rates

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

•

Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in financial income or finance costs for financial transactions.

Both for transactions qualifying for hedge accounting and for economic hedge, change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for under operating income when the underlying hedged item is a financial transaction and under financial income when the underlying hedged item is a receivable or a financial debt. For cash flow hedge of a highly probable forecast transaction, it is booked in equity and reclassified in profit or loss following the preceding method when the hedged item affects profit or loss.

The foreign exchange risk arising on the net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

2.6 Revenues

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

When an equipment – associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

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

2008 form 20-F / FRANCE TELECOM – F-25

Back to contents

•

Content sales

The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions. To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria:

•

the Group is the primary obligor of the arrangement;

•

the Group bears inventory risk;

•

the Group has a reasonable latitude in establishing price with the customer for the service;

•

the Group has discretion in supplier selection;

•

the Group is involved in the determination of service specifications; and

•

the Group bears the credit risk.

Therefore, revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) are recognized:

•

gross when the Group has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer; and

•

net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.) are recognized:

•

gross when the Group is deemed to be the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when the Group bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer; and

•

net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

•

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

If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will be due based on the non-achievement of contractual terms.

2.7 Subscriber acquisition and retention costs, loyalty programs and advertising and related cost

•

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: this profit-sharing is expensed when the revenue is recognized.

•

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

•

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2008 form 20-F / FRANCE TELECOM – F-26

Back to contents

2.8 Borrowing costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.9 Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expenses as incurred.

2.10 Goodwill

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

•

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

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

•

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

2.11 Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software, are booked at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market value. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

•

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful life.

•

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

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

2008 form 20-F / FRANCE TELECOM – F-27

Back to contents

•

Content rights

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid.

Film co-production rights are accounted for based on the stage of completion of the film.

Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Firm purchase commitments relating to content rights are recorded as off-balance sheet items, less any prepayments made, which are recognized as prepaid expenses.

•

Indefeasible Rights of Use

Indefeasible Rights of Use (IRUs) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

•

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

•

Software and research and development costs

The Group’s research and development projects mainly concern:

•

upgrading the network architecture or functionality;

•

developing service platforms aimed at offering new services o the Group’s customers.

These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38.

Development costs are recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Research costs and development costs not fulfilling the above criteria are expensed as incurred.

Capitalized development costs are presented in the same way as software on the “other intangible assets” line. They are amortized on a straight-line basis over their expected useful life generally not exceeding 3 years.

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

•

Other development costs

Website development costs are capitalized when all of the following conditions are met:

•

it is probable that the website will be successfully developed, the Group has adequate resources (technical, financial and other) and has the intention of and the ability to complete the site and use or sell it;

•

the website will generate future economic benefits;

•

the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits provided it can be reliably estimated and attributed to the website.

2008 form 20-F / FRANCE TELECOM – F-28

Back to contents

2.12 Property, plant and equipment

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

The total cost of an asset is allocated among its different components and each component is accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

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

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

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

2008 form 20-F / FRANCE TELECOM – F-29

Back to contents

2.13 Impairment of non-current assets other than goodwill and trademarks

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

The impairment loss recognized is equal to the difference between the net book value and the recoverable amount.

Given the nature of its assets and activities, most of France Telecom’s individual assets do not generate independent cash flows that are independent of those from CGUs. The recoverable amount is then determined at the level of the CGU to which the asset belongs, except where:

•

The fair value less costs to sell of the individual asset is higher than its book value; or

The value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

2.14 Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, as for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, information about significant changes with an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower to the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (see note 2.10). Impairment loss can be reversed when the recoverable amount exceeds the carrying amount again.

2.15 Financial assets and liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

•

Recognition and measurement of financial assets

France Telecom does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Temporary changes in value are booked as “Gains (losses) on financial assets available-for-sale” within equity.

When there is an objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is reclassified from equity to income.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless there is any significant impact resulting from the application of an implicit interest rate.

If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at each balance sheet date. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables, with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices). This method is used for Home and Personal Communication Services;

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balance sheet positions with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international, local, regional and national authorities) and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the intermediate step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

2008 form 20-F / FRANCE TELECOM – F-30

Back to contents

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;

•

the entity decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

France Telecom can designate as at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits, mutual funds (OPCVM). These investments can be classified as cash equivalent on the balance sheet if they meet the conditions required by the French Securities Regulator (AMF) (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

•

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Interest-free payables are booked at their nominal value.

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

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the France Telecom Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE).

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

•

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the balance sheet and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item on the face of the balance sheet when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

2008 form 20-F / FRANCE TELECOM – F-31

Back to contents

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

Hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value up to the limit of the hedge effectiveness.

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss

The hedged item being not recognized, the effective portion of change in fair value of the hedging instrument is booked in equity. The amounts recorded in equity are reclassified in profit or loss when the hedged item affects the profit or loss.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in equity. The amounts booked in equity are reclassified in profit or loss on the disposal of the net investment.

Hedge accounting can be terminated in the following circumstances:

•

hedged item derecognition: amounts booked in equity are reclassified in profit or loss;

•

voluntary revocation: amounts booked in equity are reclassified in profit or loss on a straight-line basis over the residual term of the underlying item.

In both cases, subsequent changes in value are recorded in profit or loss.

2.16 Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized on the balance sheet when they are available for exhibition and expensed when broadcast.

2.17 Deferred taxes

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

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

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

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

2008 form 20-F / FRANCE TELECOM – F-32

Back to contents

2.18 Provisions

A provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies creating a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a contingent liability.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

•

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

•

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on market yields on high quality corporate bonds (or on government bonds when no corporate bond). This estimate is yearly revised and adjusted where appropriate against the asset to which it relates.

•

Provisions for the treatment of Waste Electrical and Electronic Equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. The Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.). In accordance with this Directive, the France Telecom Group has adopted the following principles:

•

obligations relating to collection, treatment and recovery of waste electrical and electronic equipment related to the professional use and produced before August 13, 2005 are accrued for. The related liability is booked against the recognition of a tangible asset and is valued using an estimated volume to be recycled and an average cost per ton, and discounted as it will be settled at a future date;

•

obligations relating to waste of electrical and electronic equipment related to the private households use before August 13, 2005, as well as those related to waste of electrical and electronic equipment attached to private households and professional use after August 13, 2005 have been considered as immaterial by the Group and have not therefore been accrued for.

2.19 Employee benefits

•

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary.

•

benefits other than pensions: France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare.

These employee benefits are granted through:

•

defined contribution plans: the contributions payable are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographic (staff turnover, mortality, …) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted;

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists);

•

actuarial gains and losses on defined benefit plans are booked in profit or loss using the corridor method (recognition of a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan), contrary to those relating to other long-term benefits (seniority awards, long-term compensated absences, etc.) which are booked in profit and loss when they are incurred;

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are measured at their fair value. Most of these assets being listed securities, fair value is determined by reference to quoted price.

•

Termination benefits

2008 form 20-F / FRANCE TELECOM – F-33

Back to contents

France Telecom set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70% of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for the obligation.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

•

Individual training rights for employees (Droit Individuel à la Formation - DIF)

The Group has applied French GAAP (opinion 2004-F of CNC’s Comité d’urgence (Emerging Accounting Issues Committee)) to account for employees’ statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed.

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.20 Share-based compensation

The fair value of stock-options, employee shareholding plans and bonus shares concerning the shares of France Telecom or its subsidiaries is determined on the grant date.

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

•

Employee shareholding plan

Following the sale by the State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

•

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends and the risk-free interest rate over the options’ life. Vesting conditions other than market conditions are not part of the fair value assessment but of the grant assumptions.

The amount so determined is recognized in labor expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, revalued against profit or loss at each year-end ; and

•

equity for equity-settled plans.

2.21 Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

2008 form 20-F / FRANCE TELECOM – F-34

Back to contents

NOTE 3 - MAIN ACQUISITIONS, DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Year ended December 31, 2008

MAIN ACQUISITIONS

•

FT España

During 2008, through successive purchases, France Telecom acquired an additional 2.3% stake in FT España from the minority shareholders for a total of 169 million euros, thereby increasing its shareholding to 81.6%.

•

Orange Uganda

On October 17, 2008, France Telecom and Hits Telecom Uganda created Orange Uganda Limited to provide telecommunication services in Uganda under the Orange brand. France Telecom paid a total cash consideration of 95 million  US dollars (71 million euros). Of this, 50 million  US  dollars (40 million euros) was paid on December 31, 2008 and the balance is payable in 2009. Hits Telecom Uganda transferred its license and its main telecom assets.

France Telecom controls Orange Uganda Limited with a 53% ownership interest. No goodwill was recognized on this transaction since Orange Uganda Limited is a new entity and the transfer of assets were made at fair value.

•

Compagnie Européenne de Téléphonie (CET)

On January 15, 2008, France Telecom subscribed to CET group’s increase in capital (CET owns Photo Station and Photo Service), in consideration for 35% of the CET group's share capital. On November 14, 2008, France Telecom acquired an additional 13.5% of the share capital, thereby increasing its interest ownership to 48.5%. The total consideration of this investment was 68 million euros, including 36 million euros of offset receivables. As the other shareholders control the CET group, France Telecom accounts for its investment under the equity method.

OTHER CHANGES IN THE SCOPE OF CONSOLIDATION

•

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya Limited. The consideration paid by the Group amounted to 270 million euros. In 2008, the entity was consolidated by the Group, which identified the assets acquired and the liabilities assumed.

Breakdown of assets acquired and liabilities assumed:

(in millions of euros)	Historical cost at December 31, 2007	Allocation of purchase price	Fair value at December 31, 2007
Other intangible assets o/w brand o/w subscriber bases o/w favorable contracts	38	81 5 44 32	119
Property, plant and equipment	64		64
Other non-current assets	7		7
Total non-current assets	109	81	190
Trade receivables, net	91		91
Current assets	18		18
Cash and cash equivalents	5		5
Other current assets	109		109
Total current assets	223		223
Non-current financial liabilities at amortized cost excluding trade payables	(7)		(7)
Non-current employee benefits	(11)		(11)
Deferred tax liabilities	(0)	(24)	(24)
Total non-current liabilities	(18)	(24)	(42)
Current trade payables	(92)		(92)
Current employee benefits	(113)		(113)
Other current liabilities	(55)		(55)
Total current liabilities	(260)		(260)
Net assets acquired	53	57	110
Assets and liabilities attributable to minority interests	(26)	(28)	(54)
Net assets acquired attributable to equity holders of France Telecom S.A. (A)	27	29	56
Goodwill (B)			216
Purchase price consideration (A) + (B)			272 (1)
(1) Including 2 million euros of direct costs attributable to the acquisition.

2008 form 20-F / FRANCE TELECOM – F-35

Back to contents

The brand was measured using the relief from royalty methodology, based on the present value of royalties that would have been paid to a third party for the use of the brand had the Group not owned it.

Subscriber bases were measured using the future cash flows generated by existing customers at the acquisition date. They are amortized over 14 years.

Contracts concluded on favorable conditions relating to emphyteotic land leases with the Kenyan government, were measured at fair value, that is, the difference between rental fees effectively paid to the Kenyan government and the rental fees that the company would have paid under normal market conditions. These assets are amortized over 70 years.

The acquisition of Telkom Kenya resulted in recognition of residual goodwill of 216 million euros, mainly attributable to the planned launch of mobile operations in Kenya and to synergies between the fixed-line and mobile businesses.

Telkom Kenya generated revenues of 107 million euros over the full year 2008. France Telecom's consolidated net income for the year ended December 31, 2008 includes Telkom Kenya's net income, which was (97) million euros including (3) million euros of amortization of identified acquired assets (net of deferred taxes reversals) and (57) million euros of goodwill impairment (see Note 6).

•

Increase of ownership interest in Mobistar

During the first half of 2008, Mobistar purchased 2.0% of its own shares for a total of 74 million euros. France Telecom's interest in Mobistar therefore rose from 50.2% to 51.2%. Goodwill relating to this transaction amounted to 28 million euros. In addition, in May 2008, Mobistar reduced its capital by an amount of 248 millions euros. This operation, without effect on France Telecom's percentage interest in Mobistar, results in a decrease of minority interests by an amount of 120 million euros.

During the second half of 2008, through a second share buyback program, Mobistar purchased 3.2% of its own shares for a total of 101 million euros. France Telecom's interest in Mobistar, as e result rose from 51.2% to 52.9%. Goodwill relating to this transaction amounted to 43 million euros.

•

Increase of ownership interest in TP Group

During the second half of 2008, TP S.A. purchased 2.4% of its own shares for a total of 200 million euros. France Telecom's interest in TP S.A. therefore rose from 48.6% to 49.8%. Goodwill relating to this transaction amounted to 39 million euros.

Year ended December 31, 2007

MAIN ACQUISITIONS

•

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya, the historical Kenyan telecom operator, for a total consideration of 270 million euros. Telkom Kenya, which has 280,000 fixed-line customers, has been granted a new mobile license.

At December 31, 2007, the investment in Telkom Kenya was presented under Non-consolidated investments (see Note 15).

•

Ya.com

On July 31, 2007, France Telecom acquired the entire share capital of T-Online Telecommunications Spain (now called FT España ISP) from Deutsche Telekom for a total cash consideration of 150 million euros. FT España ISP is Spain's third broadband operator and trades under the name Ya.com.

Goodwill relating to this transaction amounted to 125 million euros, after recognizing 76 million euros of identified assets acquired and liabilities assumed, mainly subscriber bases (see Note 11). Taking account of the intercompany loans acquired from the former shareholder and the cash acquired, the net cash out was 319 million euros.

•

Orange Moldova

On July 2, 2007, France Telecom indirectly acquired, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%. Goodwill relating to this transaction amounted to 85 million euros.

•

VOXmobile

On July 2, 2007, Mobistar, which is 50.17% owned by France Telecom, acquired 90% of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. After analysis of the agreements between the parties regarding the remaining 10% interest, France Telecom was deemed to have acquired 100% of VOXmobile. Goodwill relating to the transaction amounted to 71 million euros, after recognizing 11 million euros of identified assets acquired and liabilities assumed.

•

Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris S.A., for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of software, and development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5% stake of Groupe Silicomp for 43 million euros. At December 31, 2007, France Telecom owned 96.1% of the shares. Goodwill relating to the transaction amounted to 70 million euros, after recognizing identified assets acquired and liabilities assumed. Taking account of the cash acquired, the net cash out of the acquisition amounted to 96 million euros.

MAIN DISPOSALS

•

Sale of Orange's Dutch mobile and internet businesses

On October 1, 2007, France Telecom sold its Dutch mobile and internet subsidiaries to Deutsche Telekom for a total of 1,317 million euros, net of disposal costs. The net gain on disposal before tax was 299 million euros (see Note 7). Taking account of the cash sold, the net proceeds amounted to 1,306 million euros.

•

Sale of the shareholding in Bluebirds

In 2007, pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all its interests in Bluebirds in May 2007. The net gain on disposal before tax was 104 million euros (see Note 7).

2008 form 20-F / FRANCE TELECOM – F-36

Back to contents

OTHER CHANGES IN THE SCOPE OF CONSOLIDATION

•

One

On October 2, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom acquired the entire share capital of One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its 17.5% interest in One GmbH and the reimbursement of its shareholder's loan will be partially reinvested in order to obtain an indirect 35% stake in One GmbH.

The proceeds of this transaction amounted to 36 million euros, net of costs (see Notes 7 and 14). The transaction had a net positive effect of 82 million euros on cash flow.

•

Increase of ownership interest in TP Group

During 2007, TP S.A. purchased 2% of its own shares for a total of 185 million euros. As a result, France Telecom's ownership interest in TP S.A. rose from 47.5% to 48.6%. Goodwill relating to this transaction amounted to 37 million euros.

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

On July 5 and November 30, 2006, France Telecom successively acquired 10% and then 1% less one share of JTC, company consolidated using the proportionate consolidation, from the Jordanian government for a cash consideration of 145 million euros. Pursuant to these transactions, France Telecom owns 51% less one share of JTC. By virtue of amendments made to the shareholders' agreement with the Jordanian government, France Telecom controls and therefore fully consolidates JTC from July 5, 2006. Goodwill relating to these two transactions amounted to 85 million euros.

Remeasurement of the assets and liabilities of JTC led to the recognition of trademarks for 14 million euros, licenses for 8 million euros, subscriber bases for 169 million euros and related deferred tax liabilities for 48 million euros.

Including the minority interests, these transactions had a positive effect on equity of 280 million euros, of which 59 million euros on equity attributable to equity holders of France Telecom S.A.

The change in the consolidation method for Jordan Telecommunications Company resulted in an increase in net cash of 137 million euros.

•

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

On July 31, 2006, in accordance with the undertakings made in November 2005, FT España, FTOT and Amena merged into FT España. The minority shareholders of FTOT and Amena received shares in FT España in exchange for their interests. After the merger, France Telecom's ownership interest in FT España is 79.29%. As IASs/IFRSs do not specifically address this type of transaction with minority shareholders nor the resulting decrease in ownership interest, France Telecom applied the accounting treatment described in Note 2.4. The merger was treated as an acquisition of the minority interests in FTOT and Amena followed by the disposal of 20.71% of FT España. Goodwill arising on the acquisition of the minority interests in FTOT and Amena amounted to 1,126 million euros. The disposal of 20.71% of FT España resulted in a gain of 129 million euros. Due to the preemption right and call option held by France Telecom over these minority interests, the gain was deferred and recorded in Other non-current liabilities at December 31, 2006.

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

2008 form 20-F / FRANCE TELECOM – F-37

Back to contents

MAIN DISPOSALS

•

Disposal of France Telecom Mobile Satellite Communications (FTMSC)

On October 31, 2006, France Telecom sold its entire shareholding in FTMSC to Apax Partners France for an amount of 52 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax amounted to 10 million euros.

•

Disposal of PagesJaunes Group

On October 11, 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd (KKR) for an amount of 3,287 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax amounted to 2,983 million euros. After the repayment of intercompany loans and impact of the cash sold, the net proceeds amounted to 2,697 million euros.

PagesJaunes Group is presented in the financial statements as a discontinued operation. The net result of the operations of PagesJaunes and net gains on disposal are reported under net income of discontinued operations.

The main aggregates comprising net income of discontinued operations for the period ended December 31, 2006 are as follows:

Year ended
(in millions of euros) (1)	December 31, 2006
Revenues	822
Operating income	339
Finance costs, net	11
Income tax	(122)
Net income generated by PagesJaunes	228
Gain on disposal of PagesJaunes, before tax	2,983
Tax	-
Gain on disposal of PagesJaunes, after tax	2,983
Net income of discontinued operations	3,211
(1) Corresponds to the net result of the operations of PagesJaunes until the disposal date.

Net cash flows relating to PagesJaunes for the year ended December 31, 2006 are as follows:

Year ended
(in millions of euros)	December 31, 2006
Net cash provided by operating activities	275
Net cash provided by or used in investing activities (1)	2
Net cash used in financing activities	(280)
(1) Including investments in property, plant & equipment and intangible assets of 24 million euros in 2006.

•

Disposal of Ypso shares

In January 2006, France Telecom disposed of its 20% shareholding in Ypso, a cable network operator, for 44 million euros. The gain on disposal before tax amounted to 84 million euros.

2008 form 20-F / FRANCE TELECOM – F-38

Back to contents

NOTE 4 - REVENUES

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Personal Communication Services (a)	29,477	29,119	27,745
France	10,516	9,998	9,882
United Kingdom	5,689	6,217	5,874
Spain	3,382	3,404	3,353
Poland	2,464	2,133	1,934
Other	7,573	7,550	6,920
Intra-segment eliminations	(147)	(183)	(218)
Home Communication Services (b)	22,951	22,671	22,487
France	18,071	17,957	17,657
Poland	2,995	2,886	3,048
Other	2,214	2,100	2,005
Intra-segment eliminations	(329)	(272)	(223)
Enterprise Communication Services (c)	7,778	7,721	7,652
Business network legacy	3,443	3,648	4,063
Advanced business network services	2,054	1,964	1,879
Integration and outsourcing of extended business services	1,349	1,139	836
Other business services	932	970	874
Inter-segment eliminations (d)	(6,718)	(6,552)	(6,182)
Total (a)+(b)+(c)+(d)	53,488	52,959	51,702

France Telecom generates substantially all of its revenues from services.

2008 form 20-F / FRANCE TELECOM – F-39

Back to contents

NOTE 5 - OPERATING INCOME AND EXPENSES

5.1 Labor expenses

		Year ended
(in millions of euros )		December 31, 2008	December 31, 2007	December 31, 2006
Average number of employees (1) (full-time equivalents) (unaudited)		182,793	183,799	189,028
Wages and employee benefit expenses		(8,559)	(8,767)	(8,592)
o/w	- Wages and salaries	(6,381)	(6,518)	(6,460)
	- Social security charges	(2,125)	(2,170)	(2,157)
	- Capitalized costs (2)	606	575	547
	- Other labor expenses (3)	(659)	(654)	(522)
Employee profit sharing		(319)	(359)	(346)
Share-based compensation (4)		(82)	(279)	(30)
o/w	- Free Share Award plans	(57)	(149)	-
	- Stock option plans	(25)	(23)	(30)
	- Employee Shareholding Plan	-	(107)	-
Total labor expenses		(8,960)	(9,405)	(8,968)

(1)

Of whom approximately 36.6% are French civil servants at December 31, 2008 compared with 38.2% at December 31, 2007.

(2)

Capitalized labor expenses correspond to labor expenses included in the cost of assets produced by the Group.

(3)

Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

(4)

See Note 26.

5.2 External purchases

External purchases comprise:

•

commercial expenses, which include purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional, sponsoring and rebranding costs;

•

service fees and inter-operator costs;

•

other network charges and IT charges, which include outsourcing fees relating to technical operation and maintenance and IT;

•

other external purchases, which include overheads, real estate fees, purchases of equipment and call center outsourcing fees, net of capitalized goods and services costs.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Commercial expenses (1)	(8,329)	(8,082)	(7,780)
Service fees and inter-operator costs	(7,979)	(7,895)	(8,053)
Other network charges, IT charges	(2,916)	(2,822)	(2,652)
Other external purchases	(4,428)	(4,357)	(4,324)
o/w rental expenses	(1,253)	(1,260)	(1,270)
Total external purchases	(23,652)	(23,156)	(22,809)

(1)

Advertising, promotional, sponsoring and rebranding costs amounted to (1,283) million euros at December 31, 2008, (1,258) million euros at December 31, 2007 and (1,305) million euros at December 31, 2006.

5.3 Other operating income

Other operating income primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to damage to lines, and penalties and reimbursements received.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Total other operating income	380	440	473

2008 form 20-F / FRANCE TELECOM – F-40

Back to contents

5.4 Other operating expenses

Other operating expenses primarily include:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Business tax	(886)	(972)	(1,047)
Frequency use charges	(291)	(286)	(187)
Other taxes	(455)	(405)	(352)
Allowances and losses on trade receivables	(406)	(382)	(316)
Other charges	(220)	(315)	(333)
Total other operating expenses	(2,258)	(2,360)	(2,235)

2008 form 20-F / FRANCE TELECOM – F-41

Back to contents

NOTE 6 - IMPAIRMENT

Impairment tests are carried out annually, or when indicators show that assets may be impaired. This note describes the impairment tests carried out for 2006, 2007 and 2008.

6.1 Definition of CGUs and groups of CGUs

•

Definition of cash-generating units (CGUs)

At December 31, 2008, the France Telecom Group had 39 main CGUs, generally corresponding to an operation in a particular country. The CGUs break down as follows by primary business segment:

		Year ended
	December 31, 2008	December 31, 2007	December 31, 2006
Personal Communication Services (PCS) (1)	26	24	21
Home Communication Services (HCS) (2)	11	10	10
Enterprise Communication Services (ECS)	2	3	2
Total	39	37	33
(1) In 2008, launch of mobile business in Niger. (2) In 2008, acquisition of Telkom Kenya.

•

Level of goodwill impairment testing

In accordance with the accounting policies described in Note 2.10, the main groups of CGUs used by France Telecom are the two CGUs representing the fixed-line and mobile businesses in Poland, the two CGUs representing the fixed-line and mobile businesses in Senegal, the two CGUs representing the fixed-line and mobile business in Jordan and the two CGUs representing the fixed-line and mobile businesses in Mauritius.

Other items of goodwill are tested at the level of each CGU, which is generally either the fixed-line or mobile business in each country.

At December 31, 2008, the main items of goodwill and intangible assets with an indefinite useful life included in the net book values of the CGUs or groups of CGUs tested were:

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
	net book value	o/w impairment loss
PCS France	12,873
PCS Spain	4,658
PCS Romania	1,806
PCS UK	1,186	(1,665)
PCS Belgium	1,006
PCS Slovakia	806
PCS Switzerland	672
HCS France	2,117	(6)
HCS UK	229
HCS Spain	271	(140)
Poland (PCS and HCS)	2,628	(291)	192
ECS	421	(643)
Other	2,138	(151)	3,025
Total	30,811	(2,896)	3,217
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands (see Note 12).

6.2 Key assumptions used to determine recoverable amounts of the main CGUs and groups of CGUs

•

Basis for calculating recoverable amounts

See Note 2.10.

•

Key assumptions used to determine recoverable amounts

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar in nature. They include:

•

market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and Internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

•

the level of investment spends, which may be affected by the roll-out of necessary new technologies.

2008 form 20-F / FRANCE TELECOM – F-42

Back to contents

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan. In the economic environment implied by the financial crisis:

•

business plans were draft during the fourth quarter of 2008 in order to consider the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine values in use may incorporate a specific risk premium to account for contingencies in the execution of certain business plans;

•

the perpetual growth rates used were maintained, as in the Group’s assessment carried out at the end of 2008, the current economic crisis should not lead to modify the long terms if its industry.

The evolutions of economic and financial environment, legal and regulatory decisions, or changes in competitors’ behavior in response to the economic environment will affect the estimate of recoverable amounts, as unforeseen evolutions of political, economic or legal systems of some countries.

Other assumptions which influence the estimation of recoverable amounts are set forth below :

At December 31, 2008

Main CGUs and groups of CGUs	PCS France	PCS UK	PCS Spain	PCS Romania	HCS France	ECS excluding Globecast	HCS and PCS Poland
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Fair value	Value in use	Value in use
Source used	5-year plans
	Discounted cash flow
Growth rate to perpetuity	1.0%	2.0%	2.0%	4.0%	0.0%	0.0%	0.0 to 3.0%
Post-tax discount rate	8.25%	8.75%	8.25%	11.0%	7.5%	10.0%	11.0%
Pre-tax discount rate	12.1%	10.9%	10.3%	12.5%	n/a	15.8%	12.1 to 13.1%

At December 31, 2007

Main CGUs and groups of CGUs	PCS France	PCS UK	PCS Spain	HCS France	ECS excluding Globecast	HCS and PCS Poland
Basis of recoverable amount	Fair value	Fair value	Value in use	Fair value	Value in use	Value in use
Source used	5-year plans	Plan	5-year plans	5-year plans	5-year plans	5-year plans
	Discounted cash flow	EBITDA multiples	Discounted cash flow	Discounted cash flow	Discounted cash flow	Discounted cash flow
Growth rate to perpetuity	1.0%	n/a	2.0%	0.0%	0.0%	0.0 to 3.0%
Post-tax discount rate	7.7%	n/a	8.25%	7.7%	8.50%	11.0%
Pre-tax discount rate	n/a	n/a	10.7%	n/a	14.0%	13.1 to 13.5%

At December 31, 2006

Main CGUs and groups of CGUs	PCS France	PCS UK	PCS Spain	HCS France	ECS excluding Globecast	HCS and PCS Poland
Basis of recoverable amount	Fair value	Value in use	Value in use	Fair value	Fair value	Value in use
Source used	5-year plans	5-year plans	5-year plans	Plan	Plan	5-year plans
	Discounted cash flow	Discounted cash flow	Discounted cash flow	EBITDA multiples	EBITDA multiples	Discounted cash flow
Growth rate to perpetuity	1.0%	2.0%	2.0%	n/a	n/a	0.0 to 3.0%
Post-tax discount rate	8.5%	9.0%	8. 5%	n/a	n/a	11.3%
Pre-tax discount rate	n/a	11.7%	11.3%	n/a	n/a	11.6 to 11.7%

In accordance with IAS36, the basis used for impairment testing (fair value or value in use) may vary from one period to another; the recoverable amount is the higher of estimated value in use and fair value.

•

Sensitivity of recoverable amounts

At December 31, 2008, among the main CGUs or groups of CGUs listed above:

•

for PCS France, HCS France, PCS Romania and ECS excluding Globecast, the Group considers it improbable that there will be a change in valuation parameters that would bring the recoverable amount into line with the book value;

•

For PCS UK, a 225 basis point increase in the post-tax discount rate assumption or a 325 basis point decrease in the perpetual growth rate assumption would bring the value in use into line with the book value; likewise, a 28.9% fall in cash flow after the fifth year would bring the value in use into line with the book value;

•

For PCS Spain, a 48 basis point increase in the discount rate assumption or a 63 basis point decrease in the perpetual growth rate assumption would bring the value in use into line with the book value; likewise, an 8.9% fall in cash flow after the fifth year would bring the value in use into line with the book value;

•

In Poland (PCS and HCS), a 154 basis point increase in the post-tax discount rate assumption or a 248 basis point decrease in the perpetual growth rate assumption would bring the value in use into line with the book value; likewise, a 20.6% fall in cash flow after the fifth year would bring the value in use in to line with the book value.

2008 form 20-F / FRANCE TELECOM – F-43

Back to contents

6.3 Impairment, net of reversals

	Year ended
(in millions of euros)	December 31, 2008			December 31, 2007			December 31, 2006
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
PCS UK	-	-	-	-	-	-	(2,350)	-	-
PCS Netherlands	-	-	-	-	-	-	(175)	-	-
HCS Spain	(140)	(2)	-	-	(1)	-	-	-	-
HCS Kenya	(57)	-	-	(26)	-	-	-	-	-
PCS Ivory Coast	(42)	-	-	-	-	-	-	-	-
Poland (HCS and PCS)	-	31	-	-	1	-	(275)	(21)	-
HCS France	-	(4)	-	-	6	-	-	(19)	-
Other	(32)	(34)	0	-	(83)	(30)	-	(51)	(14)
Total	(271)	(9)	0	(26)	(77)	(30)	(2,800)	(91)	(14)

2008 impairment losses

In Spain, the 140 million euro impairment charge is based on the market value of the domestic fixed-line market. In 2008, this amount factors in a material decline in the market valuation of revenues per broadband subscriber based on comparable transactions.

Impairment recognized for Kenya is due to difficulties in implementing the transition plan and in starting up mobile business operations, due mainly to the post-election riots in Kenya at the beginning of 2008.

 2006 impairment loses

Until June 30, 2006, goodwill on the Personal operations which formed part of the sub-group headed by Orange SA in 2000, were tested at the level of that group. Within the Personal operations, return on investment is now monitored on a country basis, which has changed the level at which goodwill is tested for impairment. In accordance with the principles set out in Note 2.10, the goodwill on the former Orange sub-group has been reallocated to each of the constituent CGUs. The allocation was made in proportion to the fair values of each CGU as of November 30, 2006, the date on which the impairment test was carried out. The allocation of goodwill on the former Orange sub-group has significantly increased the net book value of the assets of Personal Communication Services in the United Kingdom, which led to the recognition of a (2,350) million euros impairment loss in 2006. The impairment loss booked against the Personal Netherlands CGU stems from the same source.

For Poland, the impairment loss booked in 2006 was based on the business plan prepared by the company's management and stems from an increase in the discount rate to 11.3% (against 9.5% for Home and 10.5% for Personal previously), to take account of the uncertainty generated by the local regulatory environment. Long-term growth rates remain unchanged (0% for Home and 3% for Personal).

2008 form 20-F / FRANCE TELECOM – F-44

Back to contents

NOTE 7 - GAINS AND LOSSES ON DISPOSALS OF ASSETS

The main disposals are set out in Note 3.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Tower Participations	-	307	-
Orange's Dutch mobile and internet businesses	-	299	-
Bluebirds	-	104	-
One	-	36	-
Cable activities	-	-	84
Exchange of Sonaecom shares	-	-	25
Other	11	23	(12)
Total	11	769	97

2008 form 20-F / FRANCE TELECOM – F-45

Back to contents

NOTE 8 – RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Public service secondment costs in France	(69)	(66)	(47)
Early retirement plan in France (1)	(35)	19	(280)
Contributions to the Works’ Committee in respect of early retirement plans	-	-	(13)
Other restructuring costs	(366)	(161)	(227)
o/w France Telecom S.A.	(185)	(97)	(54)
o/w TP S.A.	(49)	-	(74)
o/w FT España	(38)	-	(32)
o/w Orange UK	(28)	(31)	(39)
Total	(470)	(208)	(567)
(1) Primarily impact from discount rate revision and from 2008 Social Security Financing Act.

2008 form 20-F / FRANCE TELECOM – F-46

Back to contents

NOTE 9 - FINANCE COSTS, NET

The tables below show all gains and losses on financial assets and liabilities.

	Year ended December 31, 2008
	Finance costs				Operating income		Equity
(in millions of euros)	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	9	3	-		-	1	(54)(6)
Loans and receivables	136	(970)	-		(10)	(333)(5)	-
Financial assets at fair value through profit or loss, excluding derivatives	169	(86)	-		-	-	-
Liabilities at amortized cost (1)	(2,630)	710	(26)(2)		(11)	(3)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	24(3)		-	-	-
Derivatives	(67)	280	(381)(4)		112	-	434(6)
Total	(2,383)	(63)	(383)	(2,829)	91	(335)	380
Discounting expense				(158)
Finance costs, net				(2,987)

(1)

Including the change in fair value of hedged liabilities.

(2)

Redemptions of perpetual bonds redeemable for shares (TDIRA) for (26) million euros.

(3)

Change in fair value of the commitment to purchase the minority interests in Ten for 14 million euros and in Orange Madagascar for 10 million euros.

(4)

Change in fair value of the price guarantee given to the minority shareholders of FT España.

(5)

Mainly receivables written off for (421) million euros and sundry interests on receivables for 77 million euros.

(6)

See Note 20.

At December 31, 2008, net finance costs include financial income for 314 million euros, 195 million euros of which generated by France Telecom S.A..

	Year ended December 31, 2007
	Finance costs				Operating income		Equity
(in millions of euros)	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(6)	-		-	-	(38)
Loans and receivables	48	(445)	-		(28)	(286)(4)	-
Financial assets at fair value through profit or loss, excluding derivatives	257	-	-		-	-	-
Liabilities at amortized cost (1)	(2,766)	1,177	(64)(2)		29	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(32)(3)		-	-	-
Derivatives	31	(730)	-		(7)	-	319
Total	(2,425)	(4)	(96)	(2,525)	(6)	(288)	281
Discounting expense				(125)
Finance costs, net				(2,650)

(1)

Including the change in fair value of hedged liabilities.

(2)

Redemptions of perpetual bonds redeemable for shares (TDIRA) for (64) million euros.

(3)

Change in fair value of the commitment to purchase the minority interests in Orange Madagascar for (32) million euros.

(4)

Mainly receivables written off for (379) million euros and sundry interests on receivables for 96 million euros.

2008 form 20-F / FRANCE TELECOM – F-47

Back to contents

At December 31, 2007, net finance costs included financial income for 304 million euros, 196 million euros of which generated by France Telecom S.A..

	Year ended December 31, 2006
	Finance costs				Operating income		Equity
(in millions of euros)	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(8)	-		-	-	(5)
Loans and receivables	76	127	-		3	(232)(4)	-
Financial assets at fair value through profit or loss, excluding derivatives	99	-	-		-	-	-
Liabilities at amortized cost (1)	(2,773)	678	(296)(2)		(4)	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(6)		-	-	-
Derivatives	(32)	(771)	(228)(3)		3	-	104
Total	(2,625)	26	(530)	(3,129)	2	(232)	99
Discounting expense				(122)
Finance costs, net				(3,251)

(1)

Including the change in fair value of hedged liabilities.

(2)

Mainly the change in fair value of a bond issue for (189) million euros and the redemption of perpetual bonds redeemable for shares (TDIRA) for (103) million euros.

(3)

Mainly the change in fair value of the price guarantee given to the minority shareholders of FT España for (258) million euros.

(4)

Mainly receivables written off for (466) million euros, net provision reversals for 150 million euros and sundry interests on receivables for 84 million euros.

At December 31, 2006, net finance costs included financial income for 164 million euros, 51 million euros of which generated by France Telecom S.A..

2008 form 20-F / FRANCE TELECOM – F-48

Back to contents

NOTE 10 - INCOME TAX

10.1

France Telecom Group tax proof

Income tax for 2008 is based on the application of the effective tax rate on pre-tax income for the year ended December 31, 2008. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2008 and thereafter.

The reconciliation between effective income tax expense on continuing operations and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Net income of continuing operations before tax	7,285	8,149	3,737
Impairment of goodwill	271	26	2,800
Net income from continuing operations before tax and impairment of goodwill	7,556	8,175	6,537
Statutory income tax rate	34.43%	34.43%	34.43%
Theoretical tax	(2,602)	(2,815)	(2,250)
Share of profits (losses) of associates	(73)	1	8
Recognition of share-based compensation	(9)	(30)	(12)
Recognition / (Derecognition) of tax assets	(268)	809	136
Difference in tax rates	328	283	233
Change in local tax rate	(3)	84	(271)
Capital gains and losses of equity investments not taxable at the current tax rate	1	283	14
Price guarantee granted to the minority shareholders of FT España	(130)	-	(89)
Other	(37)	55	51
Effective tax	(2,793)	(1,330)	(2,180)

10.2 Income tax benefit/(charge)

The income tax split between the tax groups and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
France tax group	(1,971)	(499)	(1,280)
- Current taxes	(46)	3	(22)
- Deferred taxes	(1,925)	(502)	(1,258)
UK tax group	18	110	74
- Current taxes	(1)	(3)	37
- Deferred taxes	19	113	37
Spain	(619)	(494)	(327)
- Current taxes	-	22	(3)
- Deferred taxes	(619)	(516)	(324)
TP Group	(116)	(147)	(102)
- Current taxes	(160)	(174)	(156)
- Deferred taxes	44	27	54
Other subsidiaries	(105)	(300)	(545)
- Current taxes	(478)	(457)	(447)
- Deferred taxes	373	157	(98)
Income Tax	(2,793)	(1,330)	(2,180)
- Current taxes	(685)	(609)	(591)
- Deferred taxes	(2,108)	(721)	(1,589)

2008 form 20-F / FRANCE TELECOM – F-49

Back to contents

•

France tax group

The deferred tax charge in 2008 for the France tax group mainly consisted of (1,905) million euros in tax loss carryforwards utilization.

In 2007, the deferred tax charge for the France tax group included (2,172) million euros in tax loss carryforwards utilized and 1,573 million euros due to reassessment of the recoverability horizon.

In 2006, the deferred tax charge for the France tax group also included the use of tax loss carryforwards for an amount of (1,465) million euros and, to a lesser extent, a reassessment of the recoverability horizon for an amount of 416 million euros.

France Telecom and its main French subsidiaries were audited by the French tax authorities for the years 2000 to 2005 inclusive, except for the entities of the former Orange tax consolidation group, which were audited for the years 2002 to 2005 inclusive. These audits have been completed and the tax adjustments that were accepted had no material impact on France Telecom's 2008 financial statements. As for the tax adjustments that were contested, the relevant companies have made their comments and are awaiting a final decision by the tax authorities.

•

UK tax group

In 2007, the change in the income tax rate in the United Kingdom led to an 84 million euro increase in deferred tax income for the period.

•

Spain

At December 31, 2008, the deferred tax charge mainly comprised (577) million euros for reassessment of the recoverability horizon for the Spanish tax assets. At December 31, 2007, the deferred tax charge included (474) million euros for this item. At December 31, 2006, the tax charge mainly comprised the effect of a decrease in the corporate income tax rate for (271) million euros.

Members of the former Auna tax group were subject to an audit by the tax authorities for the years 2003 to 2005 inclusive. This audit has not been completed.

•

Other tax entities

A net deferred tax gain of 406 million euros was recognized within other tax entities that have evidenced the probable nature of their future taxable profits.

10.3 Balance sheet tax position

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Assets	Equity and liabilities	Net	Assets	Equity and liabilities	Net
France tax group
- Current taxes	11	22	(11)	51	23	28
- Deferred taxes	4,060	-	4,060	6,003	-	6,003
UK tax group
- Current taxes	-	12	(12)	-	8	(8)
- Deferred taxes	-	1,003	(1,003)	-	1,322	(1,322)
Spain
- Current taxes	-	-	-	-	-	-
- Deferred taxes	461	127	334	1,038	85	953
TP Group
- Current taxes	40	3	36	14	4	10
- Deferred taxes	62	-	62	28	-	28
Other subsidiaries
- Current taxes	93	240	(147)	46	296	(250)
- Deferred taxes	559	158	401	204	132	72
Net balance sheet income tax
- Current taxes	144	277	(133)	111	331	(220)
- Deferred taxes	5,142	1,288	3,854	7,273	1,539	5,734

The balance sheet tax position by class of temporary difference breaks down as follows:

	Year ended
	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net
Provisions for early retirement plans	411	618
Property, plant and equipment and intangible assets	(813)	(881)
Tax loss carryforwards	3,709	5,408
Other differences	547	589
Net deferred taxes - France Telecom Group	3,854	5,734

At December 31, 2008, unrecognized deferred tax assets for France Telecom Group amounted to 5.4 billion euros (4.8 billion euros in 2007), mainly comprising tax loss carry-forwards located in many jurisdictions and that were not recognized in the consolidated financial statements in accordance with the accounting policies described in Note 2.17.

2008 form 20-F / FRANCE TELECOM – F-50

Back to contents

10.4 Changes in Group net deferred taxes

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance (balance sheet asset position)	5,734	6,402
Changes in the scope of consolidation	(50)	(11)
Recognition in net income	(2,108)	(721)
Recognition in equity	(24)	(106)
Translation adjustments and other items (1)	302	170
Closing balance (balance sheet asset position)	3,854	5,734
(1) In 2008, including 299 million euros mainly for conversion of tax assets and liabilities in the United Kingdom.

2008 form 20-F / FRANCE TELECOM – F-51

Back to contents

NOTE 11 - GOODWILL

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Cost	Accumulated impairment losses	Net	Net
PCS	26,504	(1,706)	24,798	24,931
HCS (1)	6,139	(547)	5,592	6,059
ECS	1,064	(643)	421	399
Total	33,707	(2,896)	30,811	31,389
(1) Goodwill on TP Group is included in the HCS segment. It is tested for impairment at the level of the "Poland Group" of CGUs (see Note 6).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	31,389	31,517
Acquisitions (1)	366	436
Disposals (2)	(5)	(334)
Impairment (3)	(271)	(26)
Translation adjustment (4)	(674)	(79)
Reclassifications and other items (5)	6	(125)
Closing balance	30,811	31,389

(1)

See Note 3. Including, in 2008, Telkom Kenya for 216 million euros, Mobistar for 71 million euros and TP Group for 39 million euros. Including, in 2007, FT España ISP (Ya.com) for 125 million euros, Orange Moldova 85 million euros, VOXmobile 71 million euros and Groupe Silicomp for 70 million euros.

(2)

See Note 3. In 2007, (334) million euros relating to the sale of Orange's Dutch mobile and internet businesses.

(3)

See Note 6.

(4)

In 2008, this item mainly includes (409) million euros for TP Group, (354) million euros for Orange in the United Kingdom and 83 million euros for Orange Slovensko.

(5)

In 2007, (184) million euros of remeasurement relating to the merger of the Spanish entities in 2006.

2008 form 20-F / FRANCE TELECOM – F-52

Back to contents

NOTE 12 - OTHER INTANGIBLE ASSETS

	Year ended
	December 31, 2008				December 31, 2007
(in millions of euros)	Cost	Accumulated depreciation and amortization	Impairment	Net	Net
Telecommunication licenses	8,549	(2,640)	-	5,909	7,172
Brands	3,928	-	(711)	3,217 (1)	4,090
Subscriber bases	5,681	(4,445)	(4)	1,232 (2)	1,671
Software	9,596	(5,824)	(38)	3,734	3,442
Other intangible assets	946	(422)	(165)	359	283
Total	28,700	(13,331)	(918)	14,451	16,658

(1)

Including, at December 31, 2008, the Orange brand for 2,961 million euros and the TP brand for 192 million euros.

(2)

Including, in 2008, FT España for 1,005 million euros, the Jordanian entities for 97 million euros and Sonatel for 76 million euros.

Movements in the net book value of other intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	16,658	18,713
Acquisitions of other intangible assets (1)	1,883	1,693
Impact of changes in the scope of consolidation (2)	238	(220)
Disposals	(15)	(10)
Depreciation and amortization (3)	(2,365)	(2,532)
Impairment	(13)	(37)
Translation adjustment (4)	(2,134)	(801)
Reclassifications and other items	199	(148)
Closing balance	14,451	16,658

(1)

In 2008, it mainly relates to software for an amount of 1,530 million euros and licenses for an amount of 273 million euros. In 2007, this item mainly related to software for an amount of 1,477 million euros.

(2)

In 2008, this item mainly relates to the acquisition of Telkom Kenya for 120 million euros and the acquisition of Orange Uganda for 68 million euros. In 2007, this item mainly related to the sale of the Dutch businesses for an amount of (374) million euros and the acquisition of FT España ISP (Ya.com) for an amount of 92 million euros.

(3)

In 2008, this item mainly relates to telecommunication licenses for an amount of (551) million euros and subscriber bases for an amount of (468) million euros (respectively (624) million euros and (531) million euros in 2007).

(4)

In 2008, this item mainly relates to Orange in United Kingdom for (2,020) million euros (in 2007, (828) million euros).

Information on telecommunication licenses at December 31, 2008

France Telecom's commitments under licenses awarded are disclosed in Note 29.

(in millions of euros)	Cost	Net	Residual useful life(1)
GSM	563	250	6.7
UMTS	4,301	3,136	12.9
United Kingdom	4,864	3,386
GSM	188	163	11.2
UMTS	639	487	11.2
Spain	827	650
GSM	281	229	12.3
UMTS	629	462	12.6
France	910	691
GSM (2 licenses)	146	26	4.8 to 5.7
UMTS	393	322	14.9
Poland	539	348
Other (2)	1,409	834
Total telecommunication licenses	8,549	5,909
(1) In number of years at December 31, 2008. (2) This item mainly relates to licenses in Belgium and Egypt.

2008 form 20-F / FRANCE TELECOM – F-53

Back to contents

Capitalized expenditure

	Year ended
	December 31, 2008	December 31, 2007	December 31, 2006
(in millions of euros)	Net	Net	Net
External purchases	484	463	395
Labor expenses	337	317	233
Other	-	-	7
Total	821	780	635

2008 form 20-F / FRANCE TELECOM – F-54

Back to contents

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

	Year ended
	December 31, 2008				December 31, 2007
(in millions of euros)	Cost	Accumulated depreciation and amortization	Impairment	Net	Net
Land and buildings	6,812	(3,334)	(388)	3,090	3,098
Networks and terminals	73,304	(51,472)	(232)	21,600	23,002
IT equipment	3,912	(2,947)	(15)	950	1,149
Other property, plant and equipment	1,975	(1,053)	(28)	894	600
Total	86,003	(58,806)	(663)	26,534	27,849

Movements in the net book value of property, plant and equipment were as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	27,849	28,222
Acquisitions of property, plant and equipment (1)	5,433	5,415
Impact of changes in the scope of consolidation (2)	123	(290)
Disposals and retirements	(226)	(82)
Depreciation and amortization (3)	(5,411)	(5,579)
Impairment	4	(70)
Translation adjustment (4)	(1,146)	16
Reclassifications and other items	(92)	217
Closing balance	26,534	27,849

(1)

In 2008, this item relates mainly to networks and terminals for an amount of 4,161 million euros (4,481 million euros in 2007). Including 176 million euros acquired under finance leases at December 31, 2008 (44 million euros at December 31, 2007).

(2)

In 2008, this item mainly relates to the acquisition of Telkom Kenya for 64 million euros and the acquisition of Orange Uganda for 31 million euros. In 2007, this item related to the sale of the Dutch businesses for an amount of (418) million euros and the acquisition of FT España (Ya.com) for an amount of 97 million euros.

(3)

In 2008, this item relates mainly to networks and terminals for an amount of (4,615) million euros (in 2007, (4,834) million euros).

(4)

In 2008, this item relates mainly to TP Group for (720) million euros and Orange in the United Kingdom for (532) million euros.

Property, plant and equipment held under finance leases

	Year ended
	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net
Land and buildings	300	195
Networks and terminals	288	363
IT equipment and other	14	15
Total	602	573

Capitalized expenditure

	Year ended
	December 31, 2008	December 31, 2007	December 31, 2006
(in millions of euros)	Net	Net	Net
External purchases	665	691	731
Labor expenses	269	258	313
Other	68	64	19
Total	1,002	1,013	1,063

2008 form 20-F / FRANCE TELECOM – F-55

Back to contents

NOTE 14 - INTERESTS IN ASSOCIATES

14.1 Investments in associates

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	282	360
Dividends	-	(1)
Share of profits (losses)	(12)	4
Impairment (1)	(199)	-
Acquisitions (2)	107	-
Disposals of investments	(6)	(35)
Other impact of changes in scope of consolidation	-	(46)
Closing balance	172	282
(1) Relates to Sonaecom. (2) Including Compagnie Européenne de Téléphonie for 68 million euros in 2008.

The net book values of France Telecom's investments in associates are as follows:

(in millions of euros)		Year ended
Company	Main activity	% interest December 31, 2008	December 31, 2008	December 31, 2007
Sonaecom	Telecommunications operator in Portugal	20%	84	273
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	35%	-	-
Compagnie Européenne de Téléphonie (1)	Distributor	48.50%	54	-
Other		-	34	9
Total			172	282
(1) See Note 3.

14.2 Main financial aggregates – investments in associates

Unless otherwise indicated, the main financial aggregates for 100% of each associate as of December 31 were as follows:

•

Sonaecom

France Telecom's ownership interest in Sonaecom was 20% at December 31, 2008 (19.19% at December 31, 2007 and 2006).

The main financial aggregates for Sonaecom are as follows:

(in millions of euros)	2008 (1)	2007	2006
Revenues	727	893	836
Net income	(8)	37	(5)
Total assets	1,808	1,759	1,720
Equity	921	935	910
France Telecom share in equity	184	179	175
(1) Latest figures reported for the nine months ended September 30, 2008 (unaudited).

2008 form 20-F / FRANCE TELECOM – F-56

Back to contents

•

Orange Austria subgroup (ex-One)

In October 2007, One, which has since been renamed Orange Austria subgroup, underwent a Leveraged Buy Out (LBO). France Telecom's share of the total cash consideration received was 154 million euros on the transaction date.

At the same time, France Telecom and the Mid Europa Partners (MEP) investment fund entered into an investment agreement through which France Telecom invested 108 million euros in Orange Austria subgroup, giving it an interest of 35% in Orange Austria subgroup, compared with its 17.45% stake in One before the LBO.

Other than the shares pledged as collateral, France Telecom provided no guarantee for any liability, nor entered into any agreement that would require it to provide financial support to Orange Austria subgroup in any manner whatsoever.

France Telecom's ownership interest in Orange Austria subgroup was 35% at December 31, 2008 and 2007.

The main financial aggregates for Orange Austria subgroup are as follows:

(in millions of euros)	2008	2007 (1)
Revenues	615	164
Net income	(82)	(73)
Total assets	878	895
Non-current financial liabilities	1,264	1,235
Equity	(626)	(544)
France Telecom share in equity	(219)	(190)
(1) 3 months to December 31, 2007.

Based on the terms of this transaction, France Telecom deemed that its stake in Orange Austria subgroup is identical to the stake it previously held in One, plus a cash distribution, as Orange Austria subgroup is the same company as One, only more leveraged. Equity recognized on the LBO transaction date amounted to (471) million euros for 100%, representing One's pre-LBO equity less 774 million euros of distributions paid to One's historical shareholders (net of the amount reinvested by France Telecom) plus the 200 million euro investment of the new shareholder, MEP. Given negative equity and the absence of commitment, the contribution to the consolidated financial statements is nil. The distribution, net of France Telecom's reinvestment, was first recorded as a reduction of the carrying amount (10 million euros before the transaction), and the amount of 36 million euros in excess of this value was recognized as a gain.

France Telecom will subsequently start to recognize a share of income in Orange Austria subgroup only when France Telecom's share of Orange Austria subgroup's cumulative net income equals the gain recognized in the transaction, in accordance with IAS 28. The share of Orange Austria subgroup's net income that was not recognized in the France Telecom Group's consolidated financial statements amounted to (29) million euros in 2008 and (26) million euros in 2007.

•

Compagnie Européenne de Téléphonie

France Telecom's ownership interest in CET was 48.5% at December 31, 2008.

The main financial aggregates for CET are as follows:

(in millions of euros)	2008 (1)
Revenues	149
Net income	(38)
Total assets	NC
Equity	(52)
France Telecom share in equity	(25)

(1)

The share of CET's earnings recognized in the consolidated financial statements for the year ended December 31, 2008 was determined based on an estimate of the net income of CET, whose closing date occurs after France Telecom financial results publication.

2008 form 20-F / FRANCE TELECOM – F-57

Back to contents

NOTE 15 - ASSETS AVAILABLE FOR SALE

		Year ended
		December 31, 2008	December 31, 2007
(in millions of euros)	% interest	Fair value	Fair value
Bull S.A. (1)	10%	11	37
Freenet AG (ex MobilCom) (1)	1%	2	10
Telkom Kenya (2)	40%	-	244
Investment funds(3)	-	44	65
Other companies	-	52	45
Total non-consolidated investments		109	401
Deposits relating to QTE leases and similar items (4)	-	90	105
Other financial assets at fair value (5)	-	4	12
Assets available for sale		203	518

(1)

Listed companies.

(2)

Consolidated since 2008.

(3)

Principally in research and development.

(4)

See Notes 21 and 29.

(5)

Assets available for sale include marketable securities and investments held for over one year.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	518	338
Change in fair value (1)	(54)	(38)
Other changes (2)	(261)	218
Closing balance	203	518
(1) Recorded in equity in the assets available for sale reserve (see Note 20). (2) Including, in 2008, Telkom Kenya for an amount of (244) million euros.

NOTE 16 - INVENTORIES

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Inventories of handsets	692	740
Other products/services sold	234	272
Available Broadcasting rights	32	-
Other supplies	96	139
Gross value (1)	1,054	1,151
Provisions for obsolescence	(78)	(83)
Net value	976	1,068
(1) Includes stocks in channel for approximately 129 million euros in 2008 on entity Orange France and 94 million euros in 2007.

2008 form 20-F / FRANCE TELECOM – F-58

Back to contents

NOTE 17 - LOANS AND RECEIVABLES

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Cost	Depreciation	Net	Net
Trade receivables	7,380	(1,217)	6,163	6,556
Loans and other receivables	1,757	(140)	1,617	2,041
Cash	1,034	-	1,034	1,303
Loans and receivables	10,171	(1,357)	8,814	9,900

Cash and cash equivalents amount to 4,800 million euros at December 31, 2008 (4,025 million euros at December 31, 2007), including 3,766 million euros of cash equivalents (see Note 18).

17.1 Trade receivables

The France Telecom Group is committed in trade receivables securitization programs in France and in the United Kingdom. As France Telecom has not transferred all risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (2.5 billion euros) and the external liabilities of the securitization vehicles (1.2 billion euros) remain on the balance sheet.

Net trade receivables are broken down as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Trade receivables depreciated according to their age	1,676	1,935
Trade receivables depreciated according to other criteria	373	988
Net trade receivables past due	2,049	2,923
Not past due	4,114	3,633
Net trade receivables	6,163	6,556

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Past due - under 180 days	1,339	1,591
Past due - 180 to 360 days	198	143
Past due - over 360 days	139	201
Total net trade receivables past due and depreciated according to their age	1,676	1,935

The table below provides an analysis of the change in provision for trade receivables:

(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	(1,123)	(1,136)
Change in provision for depreciation	15	(3)
Translation adjustment	69	15
Impact of changes in the scope of consolidation	(146)	8
Reclassifications and other items	(32)	(7)
Closing balance	(1,217)	(1,123)

421 million euros of trade receivables were written off at December 31, 2008 (379 million euros at December 31, 2007).

2008 form 20-F / FRANCE TELECOM – F-59

Back to contents

17.2 Loans and other receivables

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Cost	Depreciation	Net	Net
Cash collateral paid (1)	238	-	238	788
Escrow deposit (2)	964	-	964	757
Deposits related to QTE leases and assimilated (3)	14	-	14	91
Receivables from non-consolidated companies and current accounts	177	(140)	37	69
Other (4)	364	-	364	336
Total loans and other receivables	1,757	(140)	1,617	2,041
o/w current loans and other receivables	63	-	63	81
o/w non-current loans and other receivables	1,694	(140)	1,554	1,960
(1) See Note 27.3. (2) See Note 30. (3) See Note 21. (4) Mainly comprises security deposits and sundry loans.

The table below provides an analysis of the change in provision for loans and other receivables:

(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	(133)	(144)
Change in provision for depreciation	(1)	(10)
Translation adjustment	(6)	13
Impact of changes in the scope of consolidation	-	8
Closing balance	(140)	(133)

For loans and other receivables, amounts past due but not depreciated are not material.

2008 form 20-F / FRANCE TELECOM – F-60

Back to contents

NOTE 18 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Deposits	1,060	89
Certificates of deposit	1,249	2,213
Commercial papers	450	344
Mutual funds (SICAV and FCP)	866	69
Other	141	7
Cash equivalents	3,766	2,722
Other financial assets at fair value through profit or loss	827	588
Financial assets at fair value through profit or loss	4,593	3,310

The table below shows a breakdown of other financial assets at fair value through profit or loss:

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Current	Non-current	Total	Current	Non-current	Total
Negotiable debt securities (1)	608	-	608	488	-	488
Derivatives held for trading (assets) (2)	110	106	216	44	54	98
Other investments at fair value	3	-	3	2	-	2
Other financial assets at fair value through profit or loss	721	106	827	534	54	588
(1) Maturing on January 2, 2009. (2) See Note 22.

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments for which management and performance are evaluated on the basis of fair value.

2008 form 20-F / FRANCE TELECOM – F-61

Back to contents

NOTE 19 - OTHER ASSETS AND PREPAID EXPENSES

19.1 Other assets

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
VAT receivables	1,365	1,266
Other tax receivables	73	52
Employee and payroll-related receivables	38	42
Advances and down payments relating to non-current assets (1)	79	245
Other	620	493
Total	2,175	2,098
o/w other non-current assets	32	63
o/w other current assets	2,143	2,035
(1) Including, in 2007, 145 million euros relating to the purchase of buildings.

19.2 Prepaid expenses

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Prepaid external purchases	550	573
Other prepaid operating expenses	31	100
Total	581	673

2008 form 20-F / FRANCE TELECOM – F-62

Back to contents

NOTE 20 - EQUITY

At December 31, 2008, France Telecom S.A.’s share capital amounted to 10,459,964,944 euros, comprising 2,614,991,236 ordinary shares with a par value of 4 euros each.

At December 31, 2008, the French State owned 26.65% of France Telecom S.A.'s share capital either directly or indirectly through ERAP and 26.75% of the voting rights.

20.1

Changes in share capital

During the period ended December 31, 2008, France Telecom S.A. issued 642,325 new shares following the exercise of stock options, including:

•

5,350 shares in respect of plans granted by France Telecom S.A. from 2005 to 2007;

•

204,334 shares in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred; and

•

432,641 shares in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The capital increase resulting from the issuance of these new shares was noted by the Board of Directors at its meeting of March 3, 2009.

20.2

 Treasury shares

Pursuant to the authorization of the Shareholders’ Meeting of May 21, 2007, the Board of Directors implemented a share buyback program (the "2007 Buyback Program"). The description of the program was published on May 21, 2007.

On May 27, 2008, pursuant to the authorization of the Shareholders’ Meeting held on the same day, the Board of Directors implemented a new share buyback program (the "2008 Buyback Program") and ended the unused portion of the 2007 Buyback Program with immediate effect. The description of the 2008 Buyback Program was published on May 28, 2008. During the period ended December 31, 2008, France Telecom S.A. bought back 1,000,000 shares under the authorized program (excluding shares bought back under the liquidity contract), and granted 504 shares before the vesting date under the free share award plan.

The liquidity contract entered into on May 9, 2007 with an investment services provider was renewed on its anniversary date for a period of one year and has continued to be implemented under the 2008 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2008, the company held 10,113,380 of its own shares (and no shares under the terms of the liquidity contract), recorded as a reduction in equity.

At December 31, 2007, the company held 10,528,884 of its own shares (including 1,415,000 shares under the terms of the liquidity contract), recorded as a reduction in equity.

At December 31, 2006, the company did not hold any treasury shares.

20.3 Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Net income used for calculating basic earnings per share	4,069	6,300	1,033
Impact on net income of converting each category of dilutive financial instrument:
- TDIRA (1)	-	193	-
- OCEANE	25	25	12
Net income used for calculating diluted earnings per share	4,094	6,518	1,045

(1)

At December 31, 2008 and 2006, the TDIRAs were considered to be anti-dilutive and were therefore excluded from the calculation of diluted earnings per share. At December 31, 2007, the TDIRAs were considered to be dilutive.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

	Year ended
(number of shares)	December 31, 2008	December 31, 2007	December 31, 2006
Weighted average number of ordinary shares outstanding - basic	2,611,889,097	2,601,559,094	2,604,227,117
- TDIRA (1)	-	110,067,701	-
- OCEANE	42,260,020	44,688,733	44,688,733
France Telecom stock option plans and similar items (2)	2,419,249	3,901,336	2,823,071
Treasury shares held to cover free share award plans	1,987,449	3,707,995	-
Weighted average number of shares outstanding - diluted	2,658,555,815	2,763,924,859	2,651,738,921

(1)

TDIRAs represented 101,965,284 shares at December 31, 2008.

(2)

Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

2008 form 20-F / FRANCE TELECOM – F-63

Back to contents

20.4 Dividends

France Telecom’s Shareholders' Meeting of France Telecom S.A. held on May 27, 2008 decided to distribute to France Telecom shareholders a cash dividend of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

In addition, at its meeting of July 30, 2008, the Board of Directors decided to distribute an interim dividend of 60 euro cents per share. This interim dividend was paid on September 11, 2008 for a total amount of 1,563 million euros.

The Annual Shareholders' Meeting of France Telecom held on May 21, 2007 decided to distribute to shareholders a cash dividend of 1.20 euro per share in respect of 2006. The dividend was paid on June 7, 2007 for a total amount of 3,117 million euros.

The Annual Shareholders' Meeting of France Telecom held on April 21, 2006 decided to distribute to shareholders a cash dividend of 1 euro per share in respect of 2005. The dividend was paid on May 10, 2006 for a total amount of 2,602 million euros.

20.5 Cumulative translation adjustment

At December 31, 2008, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (1,465) million euros, including (354) million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2007, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (664) million euros, including (141) million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2006, the positive translation adjustment was mainly due to the variation of the pound sterling for an amount of 390 million euros, including 272 million euros for the goodwill of Orange in the United Kingdom.

20.6 Gains and losses recognized directly in equity

•

Assets available for sale reserve

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Bull	4	30	52
Steria	2	11	20
Freenet AG (ex-MobilCom)	-	11	15
Other	20	28	31
Total	26	80	118

Unrealized gains and losses arising from the revaluation of available-for-sale assets at fair value are recognized in equity. When the loss is recognized as an impairment, the cumulative loss is reclassified from equity to profit or loss. The change in fair value of available-for-sale assets over the year is analyzed as follows:

Year ended
(in millions of euros)	December 31, 2008
Profit (loss) recognized in equity during the period	(53)
Amount reclassified from equity to profit or loss of the period	(1)
Total	(54)

•

Hedging instruments reserves

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow or net investment hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the hedging instruments reserves. For France Telecom S.A., this mainly comprises the effective portion of cross-currency interest rate swaps which qualify for cash flow or net investment hedge accounting.

When a hedging relationship is discontinued either because the hedging instrument has been wound up or no longer qualifies for hedge accounting, but the hedged item remains on the balance sheet, the portion held in the cash flow hedge reserve is amortized over the remaining term of the hedging relationship as documented at inception.

2008 form 20-F / FRANCE TELECOM – F-64

Back to contents

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Effective component of cash flow hedges	500	220	(61)
Amortization of residual reserve for discontinued hedges	123	(12)	(31)
Effective component of net investment hedges	(26)	-	-
Contribution of France Telecom S.A.	597	208	(92)
Contribution of other entities	48	3	(6)
Total	645	211	(98)

The deferred tax relating to the hedging instruments reserves amounted to:

•

(219) million euros at December 31, 2008, relating to France Telecom S.A.;

•

(74) million euros at December 31, 2007, relating to France Telecom S.A.;

•

32 million euros at December 31, 2006, mainly including 30 million euros for France Telecom S.A..

20.7 Minority interests

•

Minority interests on the income statement

At December 31, 2008, net income attributable to minority interests mainly related to TP Group (321 million euros) and Mobistar (141 million euros).

At December 31, 2007, net income attributable to minority interests mainly related to TP Group (315 million euros) and Mobistar (144 million euros).

At December 31, 2006, net income attributable to minority interests related mainly to TP Group (206 million euros), Mobistar (149 million euros), and PagesJaunes (105 million euros).

•

Dividends

At December 31, 2008, dividends paid out to minority shareholders mainly related to TP Group (302 million euros), Mobistar (85 million euros), the Senegalese entities (136 million euros) and ECMS (61 million euros).

At December 31, 2007, dividends paid out to minority shareholders mainly related to TP Group (273 million euros), Mobistar (142 million euros), the Senegalese entities (88 million euros) and ECMS (71 million euros).

At December 31, 2006, dividends paid out to minority shareholders mainly concerned TP Group (190 million euros), PagesJaunes (131 million euros), Mobistar (76 million euros) and ECMS (66 million euros).

•

Minority interests reflected on the balance sheet

At December 31, 2008, minority shareholders mainly related to TP Group (1,679 million euros), the Spanish entities (710 million euros), the Senegalese entities (475 million euros) and Mobistar (223 million euros).

At December 31, 2007, minority interests mainly related to TP Group (2,000 million euros), the Spanish entities (1,153 million euros), the Senegalese entities (528 million euros), and Mobistar (393 million euros).

At December 31, 2006, minority interests related mainly to TP Group (2,002 million euros), FT España (1,587 million euros), Sonatel (476 million euros), and Mobistar (391 million euros).

2008 form 20-F / FRANCE TELECOM – F-65

Back to contents

NOTE 21 - FINANCIAL LIABILITIES AND NET FINANCIAL DEBT

21.1 Financial liabilities

	December 31, 2008			December 31, 2007
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total
Financial liabilities at amortized cost	31,649	8,236	39,885	32,532	8,694	41,226
Trade payables	498	9,519	10,017	435	9,580	10,015
Deposits received from customers(1)	133	-	133	-	-	-
Financial liabilities at amortized cost	32,280	17,755	50,035	32,967	18,274	51,241
Financial liabilities at fair value through profit or loss o/w:	495	913	1,408	154	730	884
- Amena price guarantee	-	810	810	-	516	516
- Derivatives held for trading liabilities	492	51	543	137	151	288
- Commitments to purchase minority interests	3	52	55	17	61	78
Hedging derivatives (liabilities) (2)	650	2	652	955	353	1,308
Total financial liabilities	33,425	18,670	52,095	34,076	19,357	53,433
(1) At December 31, 2007, deposits received from customers were included in other non-current liabilities for 116 million euros. (2) See Note 22.

21.2 Net financial debt

Net financial debt as defined and used by France Telecom corresponds to financial liabilities excluding operating payables (translated at the year-end closing rate), less (i) derivative instruments carried in assets held for trading, cash flow hedges, fair value hedges, and net investment hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the associated liability is included in gross financial debt). Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net assets in foreign currencies). However, the market value of these derivatives is included in the calculation. The "effective portion of cash flow hedges" and the "unrealized gain or loss on net investment hedges" are added to net financial debt to offset this temporary difference.

(in millions of euros)		Note	December 31, 2008	December 31, 2007
TDIRA		21.3	2,860	3,354
Bonds, excluding TDIRA (1)		21.4	29,932	32,169
Bank loans		21.5	3,670	2,674
Finance lease liabilities (2)			1,233	1,525
Commercial papers			603	100
Bank overdrafts			132	189
Securitization debt (3)			1,231	1,111
Other financial liabilities			224	104
Financial liabilities at amortized cost excluding trade payables			39,885	41,226
Commitments to purchase minority interests			55	78
Amena price guarantee		29	810	516
Derivatives - liabilities		22	1,195	1,596
Derivatives - assets		22	(915)	(152)
Gross financial debt after derivatives	(a)		41,030	43,264
Deposits related to QTE leases and assimilated (Assets available for sale)		15	90	105
Deposits related to QTE leases and assimilated (Loans and receivables)		17	14	91
Cash collateral paid		17	238	788
Other financial assets at fair value, excluding derivatives		18	611	490
Cash equivalents		18	3,766	2,722
Cash		17	1,034	1,303
Assets included in the calculation of net financial debt	(b)		5,753	5,499
Effective portion of cash flow hedges	(c)		608	215
Unrealized gain (loss) on net investment hedges	(c)		(26)	-
Net financial debt	(a)-(b)+(c)		35,859	37,980

(1)

Includes private issues EMTN (Euro Medium Term Notes) of France Telecom S.A. for 1,131 million euros at December 31, 2008 (1,722 million euros at December 31, 2007). Previously, these loans were presented under Bank loans.

(2)

Finance lease liabilities primarily include:

–

Liabilities related to in-substance defeasance operations of Orange in the UK, for 813 million euros at December 31, 2008 (1,116 million euros at December 31, 2007), for which the final settlement payments are due after 2017 (see Note 29).

–

Liabilities related to QTE leases of France Telecom S.A., for 121 million euros at December 31, 2008 (98 million euros at December 31, 2007).

–

At December 31, 2007, liabilities related to QTE leases of Orange in Switzerland for 103 million euros. Orange in Switzerland discontinued this arrangement in 2008.

(3)

Including gross debt carried by securitization vehicles for receivables of France Telecom S.A., Orange France and Orange in the UK.

2008 form 20-F / FRANCE TELECOM – F-66

Back to contents

Debt maturity schedules are presented in Note 27 (Liquidity risk management).

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency after hedging derivatives.

(equivalent value in millions of euros at the year-end closing rate)	EUR	GBP	PLN	CHF	USD	Other	Total
Net debt by currency of issue (1)	25,062	3,964	845	522	4,258	1,208	35,859
Nominal amount of currency derivatives	3,341	126	640	457	(4,129)	(435)	-
Net financial debt by currency after taking into account the nominal amount of derivatives	28,403	4,090	1,485	979	129	773	35,859
(1) Including the market value of derivatives in local currency.

•

Analysis of net financial debt by entity

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France Telecom S.A.	30,195	32,392
TP Group	1,300	1,512
FT España	1,268	1,426
Securitization debt	1,231	1,111
Other	1,865	1,539
Total	35,859	37,980

21.3 Perpetual bonds redeemable for shares (TDIRA)

On March 3, 2003, under the terms of the MobilCom Settlement Agreement (see Note 30), France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 were reserved for members of the banking syndicate (the "Bank Tranche") and 88,795 for MobilCom's suppliers (the "Supplier Tranche"). The TDIRA are listed on Eurolist by Euronext Paris (international section) and were approved by the Commission des Opérations de Bourse (French Securities Regulator) on February 24, 2003.

They are redeemable for new France Telecom ordinary shares, at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at France Telecom's initiative based on a ratio of 444.5073 shares for one TDIRA for the Bank Tranche (i.e. redemption price of 31.72 euros) and 376.5616 shares for one TDIRA for the Supplier Tranche (i.e. redemption price of 37.44 euros), as the initial ratio of 300 shares for one TDIRA has been adjusted several times to protect bondholders’ rights. In addition, during the first seven years, the redemption rate for the Bank Tranche of the TDIRA will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006 and until December 31, 2009 inclusive, as France Telecom has fulfilled the credit rating and share price conditions as described in the above mentioned information memorandum, the interest rate on the TDIRAs has been 5.25%. It will be 3-month Euribor + 2.5% thereafter. The interest is recorded on an annual basis in the income statement. On January 2, 2009, France Telecom paid a coupon of 171 million euros.

If no dividend payment is voted in the Ordinary Shareholders' Meeting or no interim dividend is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay the payment of the coupon. The amount of interest due will bear interest at 12-month Euribor rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interests - at the payment date of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRA. When payment is deferred, identified interests and/or capitalized interests are recognized as accrued interests and included in the "TDIRA" line under liabilities.

In 2008, France Telecom redeemed 44,637 TDIRA from the Bank Tranche for a nominal amount of 629 million euros including 517 million euros in respect of the liability component. Taking account of redemptions made since their issue, 230,382 TDIRA remain outstanding at December 31, 2008, including 143,360 for the Bank Tranche and 87,022 for the Supplier Tranche, for a nominal amount of 3,248 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2008:

•

a liability component of 2,860 million euros;

•

an equity component before deferred taxes of 1,092 million euros.

The liability component breaks down as follows:

	Year ended
(in millions of euros)	Number	December 31, 2008	December 31, 2007
Opening balance	275,019	3,354	3,609
Redemptions (1)	(44,637)	(517)	(307)
Impact of measuring bonds at amortized cost		57	71
Change in accrued interests		(34)	(19)
Closing balance	230,382	2,860(2)	3,354
Effective interest rate on the liability component		7.51%	8.90%
Interest expense		220	232

(1)

In 2008, the redemptions generated an expense of 48 million euros which represents the difference between amortized cost and the liability/equity breakdown on the redemption date (60 millions euros at December 2007).

(2)

Including an amortized cost of 221 million euros at December 31, 2008 (203 million euros at December 31, 2007).

2008 form 20-F / FRANCE TELECOM – F-67

Back to contents

21.4 Bonds, excluding TDIRA

 The overall effective interest rates on bonds before derivatives amount to:

•

for France Telecom S.A., 6.33% at December 31, 2008 (6.40% at December 31, 2007);

•

for TP Group, 4.72% at December 31, 2008 (6.74% at December 31, 2007).

•

France Telecom S.A. - bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE)

These are bonds with a nominal value of 2,581 euros that are convertible and/or exchangeable for new or existing France Telecom shares. They have been redeemable or exchangeable since October 20, 2004, at a rate of 103,621 France Telecom shares per bond, i.e. a conversion price of 24.91 euros per share. The initial ratio of 100 France Telecom shares per bond was adjusted on several occasions to protect the bondholders’ rights. These bonds are classified as hybrid instruments, with the following breakdown at December 31, 2008:

•

a liability component of 659 million euros;

•

an equity component before deferred taxes of 97 million euros.

The liability component breaks down as follows:

	Year ended
(in millions of euros)	Number	December 31, 2008	December 31, 2007
Opening balance	445,564	1,142	1,116
Redemptions	(194,177)	(501)	-
Impact of measuring bonds at amortized cost		26	26
Change in accrued interests		(8)	0
Closing balance	251,387	659 (1)	1,142
Effective interest rate on the liability component		5.18%	3.97%
Interest expense		18	18
(1) Including an amortized cost of 55 million euros at December 31, 2008 (70 million euros at December 31, 2007).

Since September 2008, France Telecom has redeemed OCEANE for a nominal value of 501 million euros.

The OCEANE were totally redeemed on January 2, 2009.

2008 form 20-F / FRANCE TELECOM – F-68

Back to contents

France Telecom S.A. – other bonds

All EMTN private issues are now presented under Bonds. In 2007, they were presented under Bank loans for an amount of 1,722 million euros.

(in millions of euros)				Outstanding at
Initial currency	Initial nominal amount	Maturity	Nominal interest rate (%)	December 31, 2008	December 31, 2007
	(in millions of currency units)
Bonds maturing in 2008					4,610
FRF (3)	1,500	January 25, 2009	TEC10 (1) less 0.75	229	229
EUR (5)	50	May 11, 2009	5.294	50	50
EUR	2,500	December 23, 2009	7.000	2,500	2,500
EUR (5)	300	June 9, 2010	3.813	300	300
FRF (3)	3,000	July 25, 2010	5.700	457	457
EUR	1,000	October 14, 2010	3.000	1,000	1,000
EUR	1,400	November 10, 2010	6.625	1,400	1,400
USD (2)	3,500	March 1, 2011	7.750	2,432	2,299
GBP (2)	600	March 14, 2011	7.500	614	798
JPY (5)	15,000	May 10, 2011	1.820	119	91
JPY (5)	7,000	May 10, 2011	1.218	55	42
CAD	250	June 23, 2011	4.950	147	173
EUR	750	January 23, 2012	4.625	750	750
EUR (4)	1,225	February 21, 2012	4.375	1,225	1,000
CHF	400	April 11, 2012	2.750	269	242
GBP	250	May 24, 2012	5.500	263	341
EUR	3,500	January 28, 2013	7.250	3,500	3,500
EUR (4)	750	May 22, 2014	5.250	750	-
CHF	400	December 4, 2014	3.500	269	242
EUR (4)	1,150	October 14, 2015	3.625	1,150	1,000
CAD	200	June 23, 2016	5,500	118	138
EUR (4)	1,900	February 21, 2017	4.750	1,900	1,500
EUR (5)	100	December 4, 2017	2.600	100	100
GBP	500	December 20, 2017	8.000	525	682
EUR (4)	1,550	May 22, 2018	5.625	1,550	-
EUR (4)	465	July 25, 2018	EUR HICP (6)	465	-
GBP	450	November 10, 2020	7.250	472	614
EUR (5)	500	November 13, 2022	4.219	500	500
GBP	350	December 5, 2025	5.250	367	477
GBP (4)	500	November 20, 2028	8.125	525	-
USD (2)	2,500	March 1, 2031	8.500	1,769	1,697
EUR	1,500	January 28, 2033	8.125	1,500	1,500
GBP	500	January 23, 2034	5.625	525	682
GBP	250	March 29, 2037	6.000	263	341
Total other bonds outstanding				28,058	29,255
Accrued interests				827	930
Other adjustments				44	(42)
Total				28,929	30,143

(1)

TEC10: variable-rate (constant benchmark index) with a 10-year maturity, determined by the Comité de Normalisation Obligataire.

(2)

Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom's credit rating from the rating agencies drops).

(3)

These bonds, initially denominated in French francs, have been translated into euros.

(4)

Bonds or new tranches issued during 2008.

(5)

EMTN private issues, which were previously presented under Bank loans.

(6)

EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

France Telecom S.A.'s bonds at December 31, 2008 are repayable at maturity, and no specific guarantee has been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

•

TP Group

(in millions of euros)				Outstanding at
Initial currency	Initial nominal amount	Maturity	Nominal interest rate (%)	December 31, 2008	December 31, 2007
	(in millions of currency units)
Bonds maturing in 2008					543
EUR	300	July 5, 2011	4.625	300	300
Total bonds outstanding				300	843
Accrued interests				(1)	(2)
Other adjustments				8	8
Total				307	849

2008 form 20-F / FRANCE TELECOM – F-69

Back to contents

21.5 Bank loans

The table below provides an analysis of bank loans by issuer:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
TP Group (1)	1,420	523
FT España (1)	1,140	1,420
ECMS (1)	499	337
France Telecom S.A.	270	175
Other (2)	341	219
Total	3,670	2,674
(1) Credit line drawdowns. (2) Includes 102 million euros of credit lines drawn down at December 31, 2008 (140 million euros at December 31, 2007).

The overall effective interest rates on bank borrowings before derivatives amount to:

•

for TP Group, 6.31% at December 31, 2008 (5.45% at December 31, 2007);

•

for FT España, 3.04% at December 31, 2008 (4.71% at December 31, 2007);

•

for ECMS, 12.59% at December 31, 2008 (10.21% at December 31, 2007);

•

for France Telecom S.A., 5.46% at December 31, 2008 (6.00% at December 31, 2007).

Credit lines

At December 31, 2008, the France Telecom Group has access to credit facilities in the form of bilateral credit lines and syndicated credit lines.

			Year ended
				December 31, 2008
	Currency	Amount available in foreign currency	Euro-equivalent	Amounts drawn down	Maturity
		(in millions)	(in millions)	(in millions of euros)
Bank overdrafts
- France Telecom S.A.	EUR	150	150	-	-
Syndicated credit lines
- France Telecom S.A.	EUR	8,000	8,000	-	June 20, 2012
- TP Group	EUR	550	550	-	April 18, 2010
	PLN	2,500	602	602	February 20, 2011
- FT España	EUR	1,140	1,140	1,140	June 30, 2010
- ECMS	EGP	1,050	137	137	April 30, 2013
	EGP	1,639	214	214	August 14, 2014
	EGP	1,568	204	135	February 26, 2015
- Orange Slovensko	SKK	6,000	199	60	December 5, 2011
- Other			45	40
Bilateral credit lines
- TP Group	PLN	1,000	241	241	June 30, 2010
	EUR	117	117	117	June 15, 2012
	PLN	182	44	44	June 15, 2012
	PLN (1)	1,391	335	335	September 15, 2013
	EUR	59	59	59	December 15, 2015
	USD	18	13	13	January 2, 2021
- FT España	EUR	180	180	-	2009 (2)
- Other			31	0
Total			12,261	3,137

(1)

Amounts may be drawn in different currencies (zloty, euro, dollar, pound sterling).

(2)

This credit line comprises six tranches of 30 million euros, with maturities between February 15 and December 21, 2009.

Most of the Group's credit lines bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 27.4.

2008 form 20-F / FRANCE TELECOM – F-70

Back to contents

NOTE 22 - DERIVATIVE INSTRUMENTS

	At December 31, 2008			At December 31, 2007
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net
Cash flow hedge derivatives	572	(96)	476	11	(379)	(368)
Fair value hedge derivatives	127	(529)	(402)	43	(929)	(886)
Net investment hedge derivatives	-	(27)	(27)	-	-	-
Hedging derivatives	699 (1)	(652)	47	54 (2)	(1,308)	(1,254)
Amena price guarantee (3)	-	(810)	(810)	-	(516)	(516)
Derivatives held for trading	216	(543)	(327)	98	(288)	(190)
Total derivative instruments	915	(2,005)	(1,090)	152	(2,112)	(1,960)
of which foreign exchange impacts			(980)			(1,774)
of which interest rate impacts			700			322
(1) Of which 624 million euros non-current and 75 million euros current. (2) Of which 42 million euros non-current and 12 million euros current. (3) See Note 29.

22.1 Cash flow hedges

To hedge the exposure of some of their financial cash flows, the subsidiaries of the France Telecom Group have set up risk hedging policies.

Entity	Currency	Hedged nominal amount (in millions of currency units)	Maturity date of hedged item	Hedging instrument	Hedged risk
France Telecom S.A.	CAD	250	June 23, 2011	Cross-currency interest rate swaps	Currency risk
TP S.A.	EUR	130	July 5, 2011	Cross-currency swaps and cross-currency interest rate swaps	Currency risk
TP S.A.	EUR	44	June 15, 2012	Cross-currency swaps	Currency risk
TP S.A.	PLN	182	June 15, 2012	Interest rate swaps	Interest rate risk
France Telecom S.A.	CHF	400	December 4, 2014	Cross-currency interest rate swaps	Currency risk
France Telecom S.A.	CAD	200	June 23, 2016	Cross-currency interest rate swaps	Currency risk
France Telecom S.A.	EUR	350	July 25, 2018	Interest rate swaps	Interest rate risk (HICP inflation index)
FTImmoH	EUR	96	June 29, 2020	Interest rate swaps	Interest rate risk
France Telecom S.A.	USD	2,198	March 1, 2031	Cross-currency interest rate swaps	Currency risk

For each hedging relationship, the hedged item has an impact on the income statement:

•

each year on interest payment dates;

•

each year, on recognition of unrealized foreign exchange gains or losses upon revaluation of the nominal amount;

•

at maturity of the hedged item, on recognition of the realized foreign exchange gains or losses upon revaluation of the nominal amount.

To hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies.

Entity	Currency	Hedged nominal amount (in millions of currency units)	Maturity date of hedged item	Hedging instrument	Hedged risk
Orange Romania	RON	79	2009	Forward purchases - Romanian lei	Operating income in Romanian leu
Orange in the UK	EUR	413	2009	Forward purchases - euros	Purchases in euros
Orange in Switzerland	EUR	58	2009	Forward purchases - euros	Purchases in euros
TP Group	EUR	53	2009/2012	Forward purchases - euros	Payment for UMTS license in euros

2008 form 20-F / FRANCE TELECOM – F-71

Back to contents

For each hedging relationship, the hedged item has an impact on the income statement of 2009.

Year ended
(in millions of euros)	December 31, 2008
Gain (loss) recognized in equity during the period	436
Amount reclassified from equity to income for the period	24
Effectiveness recycled to operating income	(2)
Effectiveness recycled to financial income	(22)
Ineffectiveness (finance costs, net)	(5)

As the nominal amount of the bonds issued in foreign currencies is revalued at the year-end closing rate in the financial statements, an unrealized foreign exchange gain or loss on the hedged item is recognized in the income statement. Accordingly, the unrealized foreign exchange gain or loss on the foreign exchange derivatives is recorded directly in the income statement to offset the impact.

22.2 Fair value hedges

The main purpose of the France Telecom Group's fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

Entity	Currency	Hedged nominal amount (in millions of currency units)	Maturity date of hedged item	Hedging instrument	Hedged risk
TP S.A.	EUR	10	July 5, 2011	Cross-currency swaps	Currency risk
France Telecom S.A.	USD	1,500	March 1, 2011	Cross-currency interest rate swaps	Interest and currency risk
France Telecom S.A.	JPY	15,000	May 10, 2011	Cross-currency interest rate swaps	Interest and currency risk
France Telecom S.A.	CHF	400	April 11, 2012	Interest rate swaps	Interest rate risk
France Telecom S.A.	GBP	250	May 24, 2012	Interest rate swaps	Interest rate risk
France Telecom S.A.	EUR	300	May 22, 2018	Interest rate swaps	Interest rate risk
France Telecom S.A.	EUR	115	July 25, 2018	Interest rate swaps	Interest rate risk (HICP inflation index)
France Telecom S.A.	GBP	350	December 5, 2025	Interest rate swaps	Interest rate risk, partial maturity hedge until December 5, 2010
France Telecom S.A.	GBP	500	January 23, 2034	Interest rate swaps	interest rate risk, partial maturity hedge until January 23, 2011
France Telecom S.A.	GBP	250	March 29, 2037	Cross-currency interest rate swaps	Interest and currency risk, partial maturity hedge until March 29, 2012

Year ended
(in millions of euros)	December 31, 2008
Gain (loss) recognized on hedging instruments existing at December 31, 2008	172
Accrued interests	(7)
Gain (loss) recognized on hedging instruments (excluding accrued interests) (1)	179
Gain (loss) recognized on hedged items	(170)
Ineffectiveness (finance costs, net)	9
(1) Used in effectiveness tests.

22.3 Net investment hedges

In 2008, the France Telecom Group set up derivatives to hedge its foreign exchange risk on its net investment in Switzerland. These are cross currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

At December 31, 2008, the hedged nominal amount adds up to 400 million euros for net assets in Swiss francs amounting to 865 millions euros excluding net debt (see Note 27).

Year ended
(in millions of euros)	December 31, 2008
Gain (loss) recognized in equity during the period	(26)
Amount reclassified from equity to income for the period	-
Effectiveness recycled to income statement	-
Ineffectiveness (finance costs, net)	(1)

2008 form 20-F / FRANCE TELECOM – F-72

Back to contents

NOTE 23 - EMPLOYEE BENEFITS

23.1 Key figures

		Year ended
(in millions of euros)	Notes	December 31, 2008	December 31, 2007	December 31, 2006
Pensions and other long-term employee benefit obligations	23.2	591	598	581
Provision for employment termination benefits	23.3 and 24	897	1,472	2,329
Liabilities connected with the employee shareholding plans		21	40	-
Other employer-related payables and payroll taxes due		1,647	1,778	1,559
Total employee benefit obligations		3,156	3,888	4,469
Of which non-current employee benefits		559	535	534
Of which current employee benefits		1,700	1,881	1,606
Of which provisions		897	1,472	2,329

23.2

 Pensions and other long-term employee benefit obligations

Pensions and other long-term employee benefit obligations, which are estimated taking account of actuarial assumptions, comprise post-employment benefits and other long-term benefits.

Post-employment benefits include:

•

retirement compensation;

•

other pension plans: the benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount;

•

benefits other than pensions.

Other long-term benefits granted by France Telecom mainly concern seniority awards and long-term leaves.

France Telecom offers these benefits mostly under defined contribution plans. The Group's obligations under defined contribution plans are limited to the payment of contributions to independent institutions, which are in charge of their administrative and financial management. The expense related to pensions recognized under defined contribution plans amounts to 990 million euros in 2008 (1,017 million euros in 2007).

France Telecom also uses defined benefit plans which, unlike defined contribution plans, create future obligations for the Group. Part of these obligations is pre-financed through employer and employee contributions, which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy, which is designed to strike the optimum balance between liabilities to be funded and assets invested, based on specific analyses carried out by external experts. The implementation of the investment strategies is generally carried out by fund managers selected by the joint committees and depends on market opportunities. Assets are mostly invested in listed securities (equities, debt securities, mutual funds), and the use of other asset classes is limited.

The actuarial assumptions used for the main geographic areas, which account for 70% of France Telecom's pension and other long-term employee benefit obligations, are the following:

	Year ended
	December 31, 2008	December 31, 2007
Euro area (1)
Discount rate	5.25% to 5.30% (long term) 4.50% (medium term)	5.00% to 5.50% (long term) 4.75% to 5.00% (medium term)
Average expected long-term increase in salaries	2% to 4%	2% to 4%
Long term inflation rate	2%	2%
Expected return on plan assets	4.30%	4.90%
UK (2)
Discount rate	6.50%	5.75%
Average expected long-term increase in salaries	3.25%	3.25%
Long term inflation rate	2.75%	3.25%
Expected return on plan assets	6.00% and 7.50%	5.50% and 7.25%
Poland (3)
Discount rate	6.00%	5.50%
Average expected long-term increase in salaries	3.50%	3.00%
Long term inflation rate	2.50%	2.00%

(1)

Obligations in this area amount to 54% of the Group's total obligations.

(2)

Obligations in this area amount to 9% of the Group's total obligations.

(3)

Obligations in this area amount to 7% of the Group's total obligations.

2008 form 20-F / FRANCE TELECOM – F-73

Back to contents

The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference. Owing to unusual market conditions in 2008, the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 basis point fall in the discount rates used in the Euro area would lead to a 38 million euro increase in obligations.

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The retirement plan assets are mainly located in Kenya (39%), United Kingdom (26%), Switzerland (20%) and France (11%).

The following table provides a breakdown of France Telecom plan assets:

	Year ended
	December 31, 2008	December 31, 2007
Plan assets
Equities	24.0%	45.1%
Debt securities	33.8%	38.0%
Money market assets	25.3%	10.3%
Real estate	15.6%	5.6%
Other	1.3%	1.0%
Total	100.0%	100.0%

The table below provides details on the movements in value of obligations related to defined benefit plans :

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2008	December 31, 2007
Benefit obligations at the beginning of the year	348	300	66	251	965	943
Service cost	16	22	1	24	63	70
Discounting cost	17	16	3	3	39	36
Employee contributions	4	-	-	-	4	5
Plan amendments	-	1	-	-	1	17
Curtailments/settlements	(5)	(5)	(1)	(3)	(14)	(14)
Actuarial losses/(gains) arising from changes of assumptions	(19)	(2)	-	-	(21)	(15)
Actuarial losses/(gains) arising from experience	6	1	5	-	12	17
Benefits paid	(31)	(25)	(4)	(33)	(93)	(76)
Changes in the scope of consolidation	-	3	-	-	3	(6)
Acquisitions/disposals	164	(2)	-	7	169	-
Other (exchange differences)	(51)	(2)	(3)	(6)	(62)	(12)
Benefit obligations at the end of the year (A)	449	307	67	243	1 066	965
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	449	-	-	-	449	348
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	307	67	243	617	617

2008 form 20-F / FRANCE TELECOM – F-74

Back to contents

Changes in plan assets break down as follows:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2008	December 31, 2007
Fair value of plan assets at the beginning of the year	257	-	-	-	257	246
Actual return on plan assets	(35)	-	-	-	(35)	17
- expected return on plan assets	14	-	-	-	14	13
- actuarial (gains)/losses arising from experience	(49)	-	-	-	(49)	4
Employer contributions	37	-	-	-	37	40
Employee contributions	4	-	-	-	4	5
Settlements	(4)	-	-	-	(4)	(10)
Benefits paid by the fund	(31)	-	-	-	(31)	(27)
Changes in the scope of consolidation	-	-	-	-	-	-
Acquisitions/disposals	161	-	-	-	161	-
Other (exchange differences)	(48)	-	-	-	(48)	(14)
Fair value of plan assets at the end of the year (B)	341	-	-	-	341	257

The corresponding provisions at end of 2008 are as follows:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2008	December 31, 2007
Net funded status (A)-(B)	108	307	67	243	725	708
Unrecognized actuarial gains/losses	(50)	(43)	(12)	-	(105)	(68)
Unrecognized prior service cost	-	(32)	(3)	-	(35)	(42)
Asset ceiling adjustment	-	-	-	-	-	-
Provisions	64	232	52	243	591	600
Net plan assets	(6)	-	-	-	(6)	(2)
of which current provisions	0	18	3	40	61	83
of which non-current provisions	64	214	49	203	530	517

Changes in provisions can be broken down as follows:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2008	December 31, 2007
Provision at the beginning of the year	78	214	55	251	598	581
Net periodic pension cost	22	43	4	22	91	111
Employer contributions	(37)	-	-	-	(37)	(40)
Benefits directly paid by the employer	-	(25)	(4)	(33)	(62)	(49)
Changes in the scope of consolidation	-	3	-	-	3	(6)
Acquisitions/disposals	3	(2)	-	7	8	-
Other	(8)	(1)	(3)	(4)	(16)	1
Provision at the end of the year	64	232	52	243	591	600
Net plan assets	(6)	-	-	-	(6)	(2)

2008 form 20-F / FRANCE TELECOM – F-75

Back to contents

The following table provides a breakdown of the net periodic pension cost:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31 2008	December 31 2007	December 31 2006
Service cost	16	22	1	24	63	70	65
Discounting cost(1)	17	16	3	3	39	36	36
Expected return on plan assets (1)	(14)	-	-	-	(14)	(13)	(13)
Actuarial (gains)/losses	4	2	-	-	6	13	2
Amortization of unrecognized prior service cost	-	8	-	-	8	10	6
Impact of curtailments/settlements	(1)	(5)	-	(5)	(11)	(5)	(140)
Other adjustments							2
Total	22	43	4	22	91	111	(42)
(1) Items included in the financial income

The total amount of obligations arising from healthcare coverage amounts to 8 million euros at December 31, 2008. A one-point percentage increase or decrease in the assumed healthcare cost trend rate would have had no material impact on the valuation of obligations at December 31, 2008 or on the amount of the expense for 2008.

France Telecom plans to pay 22 million euros during 2009 for its defined benefit plans.

23.3 Provisions for employment termination benefits

Provisions for employment termination benefits are composed of:

•

early retirement plans in France for civil servants and employees under private contract;

•

other termination benefits.

The assumptions used for early retirement plans granted in France, which account for 99% of France Telecom's obligations for termination benefits, are the following:

	Year ended
	December 31, 2008	December 31, 2007
Early retirement plan – France
Discount rate	4.00%	4.75%
Average expected long-term increase in salaries	2.00%	2.00%
Inflation rate	2.00%	2.00%

Due to the remaining duration of the early retirement plan, a reduction in the discount rate would not produce a material impact on the amount of obligations at the end of the year.

2008 form 20-F / FRANCE TELECOM – F-76

Back to contents

The table below provides details of movements in the value of these obligations:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plan	Other employment termination benefits	December 31, 2008	December 31, 2007
Benefit obligations at the beginning of the year	1,466	6	1,472	2,329
Service cost	-	4	4	1
Discounting cost	49	-	49	69
Employee contributions	-	-	-	-
Plan amendments	-	-	-	-
Curtailments/settlements	-	-	-	-
Actuarial losses/(gains) arising from changes of assumptions	26	-	26	(18)
Actuarial losses/(gains) arising from experience	9	-	9	(3)
Benefits paid	(661)	-	(661)	(907)
Changes in the scope of consolidation	-	(1)	(1)	-
Acquisitions/disposals	-	-	-	-
Other (exchange differences)	-	(1)	(1)	1
Benefit obligations at the end of the year	889	8	897	1,472
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	889	8	897	1,472
Provisions at the end of the year	889	8	897	1,472
of which current provisions	489	5	494	671
of which non-current provisions	400	3	403	801

There are no plan assets associated with termination benefits.

The net periodic cost of these benefits is presented in the table below:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plan	Other employment termination benefits	December 31, 2008	December 31, 2007	December 31, 2006
Service cost	-	4	4	1	-
Discounting cost(1)	49	-	49	69	73
Actuarial (gains)/losses	35	-	35	(21)	294
Amortization of unrecognized prior service cost	-	-	-	-	-
Impact of curtailments/settlements	-	-	-	-	-
Asset ceiling adjustment	-	-	-	-	-
Total	84	4	88	49	367
(1) Item included in the financial income

2008 form 20-F / FRANCE TELECOM – F-77

Back to contents

NOTE 24 - PROVISIONS

24.1 Provisions analysis

(in millions of euros)	Notes	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2008
Early retirement plan	23.3 and 29	1,466	35	(661)	-	49	-	889
Other employment termination benefits	23.3	6	4	-	-	-	(2)	8
Restructuring provisions	24.2	191	149	(128)	(2)	1	(14)	197
Provisions for claims and litigations	30	472	106	(54)	(33)	-	4	495
Provisions for dismantling and restoring sites	24.3	532	-	(23)	-	18	39	566
Other provisions		582	186	(129)	(44)	-	(35)	560
Total		3,249	480 (1)	(995)	(79) (2)	68	(8)	2,715
o/w non-current provisions		1,657	149	(798)	(35)	67	222	1,262
o/w current provisions		1,592	331	(197)	(44)	1	(230)	1,453
(1) Including a negative impact on operating income of 469 million euros (2) Including a positive impact on operating income of 79 million euros.

24.2 Restructuring provisions

(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2008
Employee termination benefits	3	19	(18)	-	-	(1)	3
Site reorganization costs	11	12	(10)	-	-	(1)	12
Other	4	-	-	-	-	1	5
Sub-total PCS (1) (2)	18	31	(28)	-	-	(1)	20
Employee termination benefits	5	21	(23)	-	-	(1)	2
Other	-	21	-	-	-	-	21
Sub-total HCS (1) (3)	5	42	(23)	-	-	(1)	23
Employee termination benefits	5	-	(4)	-	-	-	1
Site reorganization costs	29	2	(3)	-	-	(3)	25
Sub-total ECS (1) (4)	34	2	(7)	-	-	(3)	26
Employee termination benefits	45	52	(34)	(1)	1	(9)	54
Other	2	-	-	(1)	-	-	1
Sub-total TP S.A. (5)	47	52	(34)	(2)	1	(9)	55
Employee termination benefits	26	4	-	-	-	-	30
Site reorganization costs	27	18	(22)	-	-	-	23
Other	34	-	(14)	-	-	-	20
Sub-total France Telecom S.A. (6)	87	22	(36)	-	-	-	73
Total	191	149	(128)	(2)	1	(14)	197

(1)

Excluding TP S.A. and France Telecom S.A.

(2)

At December 31, 2008, mainly concerns costs related to vacant leased properties in the United Kingdom.

(3)

At December 31, 2008, mainly concerns costs for FT e-commerce restructuring.

(4)

At December 31, 2008, mainly concerns costs related to vacant leased properties, principally at Equant.

(5)

At December 31, 2008, mainly comprises employee termination costs relating to TP S.A., in accordance with the restructuring plan (concerns approximately 4,900 people from 2008 to 2011).

(6)

At December 31, 2008, mainly comprises:

-

departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 30.4);

-

costs related to leased properties that have become vacant;

-

contributions to the Works Council in respect of early retirement plans.

2008 form 20-F / FRANCE TELECOM – F-78

Back to contents

24.3 Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2008, the provision booked for dismantling and restoring sites mainly covered costs relating to:

•

restoring mobile telephony antennae sites: 237 million euros (215 million euros at December 31, 2007);

•

dismantling telephone poles: 164 million euros (156 million euros at December 31, 2007);

•

management of waste electrical and electronic equipment: 64 million euros (65 million euros at December 31, 2007);

•

dismantling public telephones: 53 million euros (62 million euros at December 31, 2007).

2008 form 20-F / FRANCE TELECOM – F-79

Back to contents

NOTE 25 - OTHER LIABILITIES AND DEFERRED INCOME

25.1 Other liabilities

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
VAT payable	888	952
Other taxes	352	351
Cable network access fees	606	653
Deferred gains and losses on securities (1)	143	157
Other	711	594
Total	2,700	2,707
Of which other non-current liabilities	711	870
Of which other current liabilities	1,989	1,837
(1) At December 31, 2008, this item mainly comprises the deferred gain following the merger of FT España, FTOT and Amena for an amount of 115 million euros.

25.2 Deferred income

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Prepaid telephone cards	577	634
Service access fees	898	1,000
Loyalty programs	208	128
Deferred revenue	1,017	1,146
Other	63	77
Total	2,763	2,985

2008 form 20-F / FRANCE TELECOM – F-80

Back to contents

NOTE 26 - OTHER INFORMATION RELATING TO SHARE-BASED PAYMENT AND SIMILAR COMPENSATION

The share-based payment expense is presented as follows:

(in millions of euros)	Notes	December 31, 2008	December 31, 2007	December 31, 2006
Free share award plans	26.1
France Telecom – France Plan		36	146	-
France Telecom - International Plan		19	-	-
ECMS		2	3	-
Employee shareholding plan	26.2	-	107	-
Stock option plans	26.3
France Telecom 2005		14	18	19
France Telecom 2007		9	5	-
Orange				7
France Telecom (formerly Wanadoo)				3
Other		2	-	1
Total		82	279	30

The share-based payment expense for 2008 is recognized with a corresponding increase in equity, except for the costs relating to the employee liabilities and the joint social contributions under the international free share award plan (6 million euros), which are recognized in the balance sheet under employee benefits.

26.1 Free share award plans and similar compensation

•

France Telecom S.A. – France Plan

In 2007, France Telecom granted a free share award plan covering 10.8 million shares. The plan covers approximately 113,000 employees from France Telecom S.A. and most of its majority-owned French subsidiaries.

The free share award plan will vest on April 25, 2009 and the acquisition of the shares is contingent upon :

•

performance conditions: achievement of the cash flow set out in the NExT plan in 2007 and 2008, and cost of the plan to be covered by additional cash flow generated over the same period ; the cash flow performance conditions were met in 2007 and 2008;

•

beneficiaries must be contractually employed by the Group at the end of the vesting period.

The expense recognized in 2008 amounts to 36 million euros, against equity. A further expense estimated at 12 million euros will be recognized over the remaining vesting period until April 25, 2009.

•

France Telecom S.A. – International Plan

In addition to the free share award plan granted in France, an International Plan has been set up in various countries.

The shares will be awarded on December 4, 2009 (December 4, 2011 in the United Kingdom). In countries where local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the International Plan will receive a cash amount equivalent to the France Telecom S.A. share price on December 4, 2009.

The vesting conditions for shares and the cash equivalent are the same as those applying under the France Plan.

The shares awarded may not be sold for a period of two years after the vesting date (three years for Spain) i.e. before December 4, 2011 (December 4, 2012 in Spain).

The fair value of the plan has been determined using a binomial model based on the following assumptions:

	Share award plan	Similar compensation plan (payment in cash)
Accounting grant date of rights (1)	03/18/2008	03/18/2008
Grant date of shares (or cash equivalent)	12/04/2009 or 12/04/2011	12/04/2009
End of non-transferability period	12/04/2011 or 12/04/2012	-
Price of underlying at the grant date of rights	21.50 €	21.50 €
Price of underlying at the closing date	-	19.96 €
Subscription price (zero in the case of free share award plan)	0.00 €	-
Expected dividend payout ratio	6.0%	6.0%
Risk-free yield	3.48%	3.48%
Lending-borrowing rate (2)	5.24%	-
Fair value per share of benefit granted to employees	17.21 to 17.95	19.13 (3)

(1)

Date of the individual information of beneficiaries.

(2)

If applicable, corresponds to the lending-borrowing rate on France Telecom shares used to calculate the non-transferability cost.

(3)

If the plan involves a cash payment, at each closing date, the per-unit fair value of the benefit granted to employees is adjusted based on changes in actuarial assumptions and on the France Telecom S.A. share price up to the date of payment.

2008 form 20-F / FRANCE TELECOM – F-81

Back to contents

The fair value of the instruments granted represents a total of 46 million euros, including a non-transferability cost of 2 million euros. The non-transferability discount has been estimated by valuing the cost of a hedging strategy, the market variables of which are described above, combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings due at maturity.

An expense of 19 million euros (including social contributions) is recognized at December 31, 2008, with corresponding entries:

•

in equity (13 millions);

•

in employee benefits (liabilities and corresponding social contributions) for the cash-settled portion of the plan (6 millions).

A further expense estimated at 27 million euros will be progressively recognized over the remaining vesting period until December 4, 2011.

•

ECMS

In 2007, ECMS granted a free share award plan covering 417,000 shares which will vest progressively over a period of 40 months.

The expense recognized in 2008 amounts to 2 million euros, with a corresponding entry in equity. A further expense estimated at 1 million euros will be progressively recognized over the remaining vesting period until August 22, 2010.

26.2 Employee shareholding plan

As the French State sold 130 million of France Télécom shares in June 2007, employees and former employees of the France Telecom Group were proposed France Télécom shares and they acquired 14.4 million of them in 2007 (this number will be increased by a maximum of 0.6 million free shares offered by the French State subject to a holding period of three years applicable to the shares acquired under the transaction). As no vesting period was necessary to acquire shares, the full amount of the expense was recognized in 2007, for an amount of 107 million euros.

26.3 Stock option plans

26.3.1 Plans set up in 2008

No new stock option plan was granted during 2008 within the France Telecom Group.

26.3.2 Plans set up before 2008

•

France Telecom S.A. – 2007 plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a non-transferability period ending on May 21, 2011. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least three years beginning on of May 21, 2007.

•

TP S.A. – 2007 plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.19 euros (by considering the closing exchange rate on December 31, 2008).

•

France Telecom S.A. – 2005 plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of this plan was enlarged in 2006 following the consolidation of the Amena group. The weighted average exercise price is 23.46 euros.

The options are exercisable for a period of ten years. The vesting period is three years.

•

France Telecom S.A. plan (ex-Wanadoo)

Following the purchase of the minority interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options are exercisable for a period of ten years from 2006.

•

Orange

Orange stock option plans, which have been exercisable since 2006, can be split into four categories: “International“, “France“, “USA “and "Sharesave“.

Following the purchase of the minority interests in Orange, France Telecom proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued options liquidity instruments to facilitate the delivery of France Telecom S.A.'s shares.

Plan	Number of options granted	Remaining term to maturity (months)	End of vesting period
International	85,693,210	17	2006
France	45,983,363	19 to 49	2006
USA	3,621,755	16	2006
“Sharesave UK Save - 5 years	4,037,379	-	2006
“Sharesave UK Save - 3 years	5,839,507	-	2006
“Sharesave" Netherlands	232,186	-	2006

2008 form 20-F / FRANCE TELECOM – F-82

Back to contents

26.3.3 Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2008 and December 31, 2007 and 2006:

	Year ended
	December 31, 2008		December 31, 2007		December 31, 2006
STOCK OPTION PLAN	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Shares France Telecom (2005/2007)
Options outstanding at the beginning of the year	23,664,255	22.70	14,551,905	23.46	14,516,445	23.46
Granted	-	-	10,093,300	21.61	536,930	23.46
Exercised	(5,350)	23.46	(91,640)	22.58	-	-
Cancelled, lapsed	(1,034,340)	22.72	(889,310)	22.68	(501,470)	23.46
Options outstanding at the end of the year	22,624,565	22.70	23,664,255	22.70	14,551,905	23.46
Shares France Telecom plan (ex-Wanadoo)
Options outstanding at the beginning of the year	4,869,159	20.36	6,880,597	21.82	8,431,102	20.55
Exercised	(204,334)	15.31	(1,326,010)	14.99	(1,333,712)	14.20
Cancelled, lapsed	(20,591)	22.07	(685,428)	45.43	(199,686)	19.45
Expired	-	-	-	-	(17,107)	16.47
Options outstanding at the end of the year	4,644,234	20.57	4,869,159	20.36	6,880,597	21.82
Shares Orange (1)
Options outstanding at the beginning of the year	39,838,976	8.94	57,940,516	8.80	75,763,520	8.80
Granted	-	-	-	-	-	-
Exercised	(986,339)	7.51 €	(14,101,219)	8.12 €	(5,114,738)	6.59
Cancelled, lapsed	(566,098)	9.42 €	(4,000,321)	9.73 €	(12,708,266)	9.76
Options outstanding at the end of the year	38,286,539	8.97 €	39,838,976	8.94 €	57,940,516	8.80

	Year ended
	December 31, 2008		December 31, 2007		December 31, 2006
STOCK OPTION PLAN	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
TP S.A. plan
Options outstanding at the beginning of the year	6,033,024	6.03 €			-	-
Granted	-	-	6,047,710	6.03 €	-	-
Exercised	-	-	-	-	-	-
Cancelled, lapsed	(1,286,922)	6.16 € (2)	(14,686)	5.73 €	-	-
Options outstanding at the end of the year	4,746,102	5.19 € (3)	6,033,024	6.03 €	-	-
Mobistar plan
Options outstanding at the beginning of the year	-	-	1,831	34.15 €	18,097	34.15
Granted	-	-	-	-	-	-
Exercised	-	-	(1,831)	34.15 €	(16,266)	34.15
Cancelled, lapsed	-	-	-	-	-	-
Options outstanding at the end of the year	-	-	-	-	1,831	34.15
ECMS
Options outstanding at the beginning of the year	-	-	-	-	493,750	5.35
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Cancelled, lapsed	-	-	-	-	(493,750)	5.35
Options outstanding at the end of the year	-	-	-	-	-	-

(1)

Due to the issuance of the options liquidity instruments and France Telecom's decision to grant new shares, the exercise of these options results in issuing new France Telecom S.A. shares.

(2)

Exchange rate used : average rate for 2008.

(3)

Exchange rate used : closing rate at December 31, 2008.

2008 form 20-F / FRANCE TELECOM – F-83

Back to contents

26.3.4 Options exercisable at year-end

Options exercisable at year-end were as follows:

	Year ended December 31, 2008
STOCK OPTION PLANS	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom plan (2005/2007)	22,624,565	90	21.61 € - 23.48 €	13,068,815
France Telecom plan (ex-Wanadoo)	4,644,234	38	13.84 € - 48.70 €	4,644,234
Orange plan	38,286,539	26	6.14 € - 10.00 €	38,286,539
TP S.A. plan	4,746,102	105	5.19 €	55,072

	Year ended December 31, 2007
STOCK OPTION PLANS	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan (2005/2007)	23,664,255	101	21.61 € - 23.48 €	-
France Telecom plan (ex-Wanadoo)	4,869,159	51	13.84 € - 48.70 €	4,869,159
Orange plan	39,838,976	35	4.30 € - 10.00 €	39,838,976
TP S.A. plan	6,033,024	117	6.03 €	-

	Year ended December 31, 2006
STOCK OPTION PLANS	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan (2005/2007)	14,551,905	106	23.46 € - 23.48 €	-
France Telecom plan (ex-Wanadoo)	6,880,597	61	13.84 € - 48.70 €	6,880,597
Orange plan	57,940,516	43	4.72 € - 10.00 €	50,223,541
Mobistar plan	1,831	18	34.15 €	1,831

2008 form 20-F / FRANCE TELECOM – F-84

Back to contents

NOTE 27 - OTHER INFORMATION ON EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

France Telecom's Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group's Deputy Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group's debt, especially its liquidity, interest rate, foreign exchange rate and counterparty risks exposure over the following months, and reviews past management (realized transactions, financial results).

27.1

Interest rate risk management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using interest rate firm and conditional derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate/variable-rate debt

In 2008, France Telecom S.A. issued a total debt of 4.3 billion euros with an average maturity of approximately 10 years and a weighted average coupon of approximately 5.94%. Most of the notes issued during the second half 2008 were converted to variable-rate debt owing to prospective declines in interest rates.

At December 31, 2008, 85% of the Group's net debt is at fixed rates, about the same as a year earlier (85.5% at December 31, 2007).

The average maturity of the Group's net debt, excluding TDIRAs, is 7.5 years (7.1 years at end 2007).

Analysis of the Group's sensitivity to changes in interest rates based on probable scenarii

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and are therefore exposed to interest rate risk.

•

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in an increase of 38 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 21 million euros.

•

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.50 billion euros, which represents 4% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.52 billion euros (4% of its market value).

•

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 46 million euros, which represents 8% of their current value. Conversely, a 1% fall in interest rates would result in a 58 million euro increase in these reserves, which represents 10% of their current value.

27.2 Foreign exchange risk management

•

Foreign exchange risk of entities

The Group's foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore fairly limited.

To hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies (see Note 22).

•

Translation risk at Group level

Due to its international presence, the France Telecom Group is exposed to foreign exchange risk arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

The table below summarizes the sensitivity of France Telecom's consolidated income statement to a change of plus or minus 10% in foreign exchange rates against the euro, arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

	Contribution to consolidated financial statements						Sensitivity to a change in exchange rates of main currencies against the euro
(in millions of euros)	EUR and SKK (1)	GBP	PLN	USD	Other currencies	Total	+ 10%	- 10%
Revenues	36,417	6,024	5,138	1,140	4,769	53,488	1,367	(1,118)
Gross operating margin (2)	13,988	1,242	2,209	291	1,669	19,399	416	(340)
Operating income	7,943	460	969	188	712	10,272	180	(147)
(1) As Slovakia adopted the euro on January 1, 2009, the Group is no longer exposed to foreign exchange risk on the Slovak koruna. (2) See definition of GOM in Note 2.

2008 form 20-F / FRANCE TELECOM – F-85

Back to contents

France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2008 to reduce the foreign exchange risk related to the conversion of operating cash flows from Poland and the United Kingdom.

•

Foreign exchange risk at finance cost level

The Group's subsidiaries finance themselves in their functional currency whenever possible.

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to currency risks. It also shows the sensitivity of these entities to a probable 10% change in the foreign exchange rates of the currencies to which they are exposed.

	Currency exposure							Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
(in millions of currency units)	USD	GBP	CHF	DKK	PLN	EUR	Total converted in euros	Change + 10%	Change - 10%
France Telecom S.A.	(17)	(18)	(83)	(1)	(0)	-	(87)	(10)	8
TP Group	(13)	-	-	-	-	(218)	(227)	(21)	25
Total (currency units)	(30)	(18)	(83)	(1)	(0)	(218)	(314)
Total (euros)	(22)	(18)	(56)	(0)	(0)	(218)	(314)

•

Translation and foreign exchange risks at balance sheet level

Due to its international presence, France Telecom Group's balance sheet is exposed to foreign exchange fluctuations. A rise in the euro affects the translation into the consolidated balance sheet of subsidiaries' assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling and the zloty.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

	Contribution to consolidated financial statements							Sensitivity to a change in all currencies against the euro
(in millions of euros)	EUR and SKK (1)	GBP	PLN	CHF	USD	Other currencies	Total	Change + 10%	Change - 10%
Assets excluding net debt by currency (2)	48,163	6,637	6,938	865	51	4,403	67,057	2,099	(1,718)
Net debt by currency (3)	28,403	4,090	1,485	979	129	773	35,859	828	(678)
Net assets by currency	19,760	2,547	5,453 (4)	(114)	(78)	3,630	31,198	1,271	(1,040)

(1)

As Slovakia adopted the euro on January 1, 2009, the Group is no longer exposed to foreign exchange risk on the Slovak koruna.

(2)

Net assets by currency does not include components of net financial debt.

(3)

See Note 21.2.

(4)

Net assets in zlotys attributable to equity holders of France Telecom S.A. amount to 2,715 million euros.

In 2008, the decline in the pound sterling resulted in a 1.2 billion euro decline in gross financial debt.

To limit the translation risk on the balance sheet while taking advantage of attractive financing rates, in 2008, France Telecom secured 400 million euros of net investment hedges in Swiss francs.

27.3  Liquidity risk management

The France Telecom Group's policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

•

Diversified sources of financing

France Telecom has diversified sources of financing:

•

issues in the short-term securities markets under the commercial papers program;

•

regular issues in the bond markets under the EMTN program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

In 2008, France Telecom took advantage of available market windows to prepare for refinancing its bond redemptions:

•

in March and April 2008, it issued three bonds series for 975 million euros via private issues and reopening existing bond issues;

•

in May 2008, it issued 2 billion euros in bonds in two tranches, a 6-year tranche and a 10-year tranche;

•

in September 2008, it issued 350 million euros in inflation-indexed bonds;

•

in November 2008, it issued i) an additional 300 million euro tranche of the 10-year bond issued in May 2008; ii) an additional 115 million euro tranche of the inflation-indexed bond; and iii) a 500 million pound sterling (approximately 590 million euro) bond issue.

 France Telecom's five-year Credit Default Swap remained relatively stable in 2008, by comparison with the market, with an average spread of approximately 97 basis points.

2008 form 20-F / FRANCE TELECOM – F-86

Back to contents

•

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

•

Smoothing debt maturities

Debt maturities are spread consistently over the next years, as evidenced by the average maturity of net debt, which is 7.5 years at the end of 2008.

The following table shows undiscounted future cash flows for each financial liability shown on the balance sheet. The key assumptions used are:

•

Amounts in foreign currencies are translated at the year-end closing rate;

•

Future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

As the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal amount are not dated. In addition, from January 1, 2010, interest payable on the bonds will switch to a variable rate over an undetermined period of time (see Note 21.3). Accordingly interest from that date is no longer included as it would not provide relevant information.

•

The maturity dates of revolving credit facilities are the contractual maturity dates.

		December 31, 2008	H1 2009		H2 2009
(in millions of euros)	Note		Nominal amounts	Interests	Nominal amounts	Interests
TDIRA	21	2,860	-	171	-	-
Bonds, excluding TDIRA	21	29,932	930	967	2,500	775
Bank loans	21	3,670	561	108	573	83
Finance lease liabilities	21	1,233	80	26	28	23
Commercial papers	21	603	600	4	-	-
Bank overdrafts	21	132	132	-	-	-
Securitized debt	21	1,231	436	-	795	-
Other financial liabilities	21	224	45	4	46	3
Financial liabilities at amortized cost excluding trade payables		39,885	2,784	1,280	3,942	884
Commitment to purchase minority interests	21	55	52	-	-	-
Amena price guarantee	22	810	810	-	-	-
Derivatives - liabilities	22	1,195	41	27	1	42
Derivatives - assets	22	(915)	(84)	(29)	(29)	5
Gross financial debt after derivatives		41,030	3,603	1,278	3,914	931
Deposits received from customers		133	-	-	-	-
Trade payables		10,017	8,728	12	707	11
Total financial liabilities (including derivative assets)		51,180	12,331	1,290	4,621	942
(1) The amounts shown in this column are used to reconcile the nominal amounts breakdown with the balance on the balance sheet.

At December 31, 2008, the liquidity position of France Telecom is sufficient to cover its 2009 commitments linked to the net financial debt:

		Year ended
	Note	December 31, 2008
Bank overdrafts	21	(132)
Cash and cash equivalents	17 and 18	4,800
Other financial assets at fair value, excluding derivatives	18	611
Available undrawn amount of credit facilities	21	9,124
Liquidity position		14,403

2008 form 20-F / FRANCE TELECOM – F-87

Back to contents

2010		2011		2012		2013		2014 and beyond		Undated	Non-cash items(1)
Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts
-	-	-	-	-	-	-	-	-	-	3,248	(388)
3,186	1,548	3,670	1,274	2,510	1,137	3,500	1,026	12,748	8,623		888
675	137	858	102	509	84	138	50	327	25		29
75	45	88	42	103	38	168	32	631	80		60
-	-	-	-	-	-	-	-	-	-		3
-	-	-	-	-	-	-	-	-	-		-
-	-	-	-	-	-	-	-	-	-		-
8	5	15	5	12	4	11	4	89	13		(2)
3,944	1,735	4,631	1,423	3,134	1,263	3,817	1,112	13,795	8,741	3,248	590
3	-	-	-	-	-	-	-	-	-		-
-	-	-	-	-	-	-	-	-	-		-
-	63	839	-	106	20	-	38	58	362		150
(1)	(18)	(21)	(30)	-	(22)	-	(10)	115	(222)		(895)
3,946	1,780	5,449	1,393	3,240	1,261	3,817	1,140	13,968	8,881	3,248	(155)
-	-	-	-	-	-	-	-	133	-		-
104	37	36	11	30	11	29	11	300	138		83
4,050	1,817	5,485	1,404	3,270	1,272	3,846	1,151	14,401	9,019	3,248	(72)

•

Cash collateral on derivatives

The Group has negotiated cash collateral agreements which may result in monthly amounts payable to or receivable from various banks, representing the mark-to-market impact of all derivative instruments set up with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency "euro borrower/US dollar lender" swaps in the derivatives portfolio. As the market value of foreign exchange derivatives increased over the period, primarily due to the appreciation in the euro-US dollar exchange rate, the deposit amounts to 238 million euros at December 31, 2008 (788 million euros at December 31, 2007). These deposits are presented under “Loans and other receivables“ (see Note 17).

•

France Telecom's debt ratings

France Telecom's debt ratings did not change in 2008. At December 31, 2008, they are as follows:

	Standard & Poor's	Moody's	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (4.8 billion euros of the outstanding balance at December 31, 2008) is subject to step-up clauses. This amount does not include the TDIRA, whose step-up clauses are described in Note 21.

As France Telecom's ratings did not change in 2008, the step-up clauses were not triggered.

27.4 Management of covenants

•

Commitments with regard to financial ratios

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

•

a EBITDA to interest expense ratio equal to or greater than 6.00 (EBITDA and interest expense as defined in the contracts);

•

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

In respect of its 2005, 2007 and 2008 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts).

In addition, in respect of its 2005 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts).

At December 31, 2008, these ratios are fully compliant.

2008 form 20-F / FRANCE TELECOM – F-88

Back to contents

As regards structured financing contracts, several refund scenarii are possible for France Telecom S.A.'s trade receivables securitization programs: (i) standard repayment scenarios on the contractual maturity date of the programs; (ii) accelerated payment, notably in the event that France Telecom's long-term rating is downgraded to BB- or Ba3. In the case of accelerated payment, the securitization conduits cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interests progressively.

•

Commitments related to instances of default or material adverse changes

Most of France Telecom's financing agreements, including in particular the 8 billion euro syndicated credit facility set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

27.5

 Credit risk and counterparty risk management

Financial instruments that could potentially subject France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of credit risk on net trade receivables past due is provided in Note 17.

France Telecom's policy is to invest its cash, cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom also has collateralization agreements with the main counterparties to which it has the highest exposures. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury and Financing Management Division. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. These ratios are monitored periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

27.6

Equity market risk

At December 31, 2008, France Telecom S.A. has no option to purchase its own shares and holds 10,113,380 treasury shares (see Note 20.2). Besides, the Group's exposure to market risk on shares of listed companies included in assets available for sale is not material and mutual funds investments (OPCVM) held at year-end do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (see Note 23) and, to a limited extent, through free share award plans and similar compensation (see Note 26.1).

Lastly, the representation of France Telecom's assets on the balance sheet may be affected by the market value of its subsidiaries' shares, which is one of the measurement variables used in impairment testing.

27.7

Equity management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive remuneration. This remuneration determined on the basis of the Group's organic cash flow, while taking account of sector practices.

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

This policy has led France Telecom to set targets for net financial debt to EBITDA and shareholders’ remuneration.

EBITDA (earnings before interest, taxes, depreciation and amortization) corresponds to the operating income before depreciation and amortization and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until now, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates. EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

The targets for 2009 are as follows:

•

The group will continue to reduce debt with a net debt to EBITDA ratio below 2 in order to preserve the Group’s financial independence and flexibility;

•

The group will keep a distribution rate above or equal to 45% of its organic cash flow while maintaining a strong liquidity position.

	Year ended
	December 31, 2008	December 31, 2007
Net financial debt to GOM ratio	1.85	1.99
Organic cash flow (in millions of euros)	8,016	7,818
Dividends paid by the parent company (in millions of euros)	(4,949) (1)	(3,117)
(1) Including the 1,563 million euro interim dividend paid in 2008.

2008 form 20-F / FRANCE TELECOM – F-89

Back to contents

NOTE 28 - OTHER INFORMATION ON THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

•

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

•

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimation for market value, due to the short-term maturity of these instruments.

•

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial papers or negotiable debt securities, France Telecom considers that the nominal value of the investment and the related accrued interest, to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

•

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of financial liabilities is determined using:

•

market value, for quoted bonds and for convertible, exchangeable and indexed bonds;

•

the present value of estimated future cash flows, discounted using rates available to France Telecom at the end of the period, for unlisted instruments.

The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

•

Financial liabilities at fair value through profit or loss

The market value of firm or conditional commitments to purchase minority interests is measured in accordance with the clauses of the contracts.

•

Derivative instruments

The market value of the Amena price guarantee is based on a valuation model for call options, using the following variables: market value and volatility of the underlying element, maturity of the option and a risk-free interest rate.

The market value of other derivative instruments is determined using the present value of estimated future cash flows, discounted using rates available to France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

2008 form 20-F / FRANCE TELECOM – F-90

Back to contents

		Year ended
		December 31, 2008					December 31, 2007
(in millions of euros)	Note	Book value	Estimated fair value	Quoted price	Models based on observable variables	Other	Book value	Estimated fair value
Assets available for sale	15	203	203	13	-	190	518	518
Listed investment securities		13	13	13	-	-	47	47
Unlisted investment securities		96	96	-	-	96	354	354
Other		94	94	-	-	94	117	117
Loans and receivables	17	8,814	8,814	-	-	8,814	9,900	9,900
Trade receivables		6,163	6,163	-	-	6,163	6,556	6,556
Cash		1,034	1,034	-	-	1,034	1,303	1,303
Deposits and sundry items		1,236	1,236	-	-	1,236	1,636	1,636
Other		381	381	-	-	381	405	405
Assets at fair value through profit or loss, excluding derivatives	18	4,377	4,377	866	-	3,511	3,212	3,212
Mutual funds (OPCVM)		866	866	866	-	-	69	69
Other investments		3,511	3,511	-	-	3,511	3,143	3,143
Financial liabilities at amortized cost	21	50,035	51,008	1,192	34,336	15,480	51,241	52,237
Financial liabilities		39,885	40,858	1,192	34,336	5,330	41,226	42,222
Trade payables		10,017	10,017	-	-	10,017	10,015	10,015
Other		133	133	-	-	133	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	21	55	55	-	-	55	78	78
Net derivatives	22	1,090	1,090	-	280	810	1,960	1,960
Amena price guarantee		810	810	-	-	810	516	516
Other derivatives		280	280	-	280	-	1,444	1,444

The market value of France Telecom's net financial debt amounts to 36,832 million euros at December 31, 2008 (38,976 million euros at December 31 2007).

2008 form 20-F / FRANCE TELECOM – F-91

Back to contents

NOTE 29 - OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2008, management considers that to the best of its knowledge, there were no existing commitments, other than those described in this note, likely to have a material effect on the current or future financial position of France Telecom.

•

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule of commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt after derivatives, early retirement plans, pensions and other post-employment benefits, and the TDIRA equity component.

Commitments and contractual obligations reflected on the balance sheet at December 31, 2008

		Balance sheet at December 31, 2008		Schedule of undiscounted future cash flows
(in millions of euros)	Note	Total / Ceiling	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Gross financial debt after derivatives	21	41,030	9,726	5,726	6,842	4,501	4,957	22,849
o/w: Credit line drawdowns (1)		3,137	1,147	756	907	556	172	139
OCEANE and TDIRA (2)		3,519	830	-	-	-	-	-
Finance leases		1,233	157	120	130	141	200	711
Amena price guarantee (3)		810	810	-	-	-	-	-
Early retirement plan	24	889	489	310	120	9	-	-
Pensions and other post-employment benefits	23	591	92	124	106	82	72	362
Total		42,510	10,307	6,160	7,068	4,592	5,029	23,211

(1)

Before accounting for the impact of derivatives.

(2)

Maximum amounts assuming no conversion or exchange. As the TDIRAs are undated, redemptions are not included in the schedule.

(3)

Earliest date on which the guarantee may be exercised. See below.

•

Amena price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom. At the end of this period, and for an initial period of one month (which was extended by mutual consent until March 5, 2009), the minority shareholders and France Telecom may discuss the potential purchase of these interests. After March 5, 2009, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they have received from a third party, a "Bona Fide Offer", defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the "Bona Fide Offer", the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

If it acquires the shares, France Telecom has undertaken to pay a price per share at least equal to 90% of the price it paid for the Auna shares in 2005 plus capitalized annual interest of 4.5% (the "Guaranteed Price"). If it does not acquire the shares, France Telecom undertakes to indemnify the minority shareholders, if they actually sell their shares, for any negative difference between the price of the "Bona Fide Offer" and the "Guaranteed Price”. This price guarantee given to minority shareholders has been accounted for as a "synthetic" derivative and measured at fair value at December 31, 2008 for an amount of 810 million euros.

After the six-month period:

•

The minority shareholders may ask for the company's shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

•

For a period of five years after that date, France Telecom will hold a call option on the shares held by the minority shareholders, which may be exercised at a price equal to the higher of (i) the fair value of the shares or (ii) the Guaranteed Price.

29.1 Leasing commitments

Minimum future lease payments due under non-cancelable leases at December 31, 2008, by maturity

(in millions of euros)	Total	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Operating leases (1)	6,184	1,116	1,024	798	651	592	2,003
Finance leases (2)	1,459	157	120	130	141	200	711

(1)

Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom's real estate assets (see below).

(2)

Included in financial debt (see Note 21). Including (i) lease payments on France Telecom S.A.'s QTE leases and (ii) 286 million in interest.

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings under commercial operating leases, except for certain assets vacated in the short term. The Group may choose whether or not to renew these leases upon expiry or to replace them by other leases with renegotiated terms and conditions. The rental expense in respect of property sold under these disposal plans amounted to 318 million euros as of December 31, 2008.

2008 form 20-F / FRANCE TELECOM – F-92

Back to contents

29.2 Investment and goods and services purchase commitments

Payments due by maturity at December 31, 2008

(in million of euros)	Total	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Investment and goods and services purchase commitments	5,564	2,835	942	705	515	244	323

The most significant commitments to purchase goods and services entered into by the Group are contracts to purchase handsets and network equipment, services, content and telecommunication connections. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2008 relate to the following:

•

the purchase of transmission capacity for an overall amount of 1,132 million euros, of which 688 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

•

purchases of mobile telephony equipment for an aggregate amount of 324 million euros;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 156 million euros;

•

the acquisition of three out of the twelve lots put up for sale by the French ligue de football professionnel relating to rights to broadcast Ligue 1 matches for the next four seasons. The total amount of commitments amounted to 846 million euros, payable in installments up to 2012;

•

the acquisition of rights to broadcast content, principally from film studios, for the requirements of the Orange Cinéma Séries Service, for an estimated total amount of 337 million euros (the maturities of these commitments under the different contracts are spread out over time until 2014 depending on the contract).

Moreover, in respect of the Group’s largest investments, FT España had committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. As of December 31, 2008, the Group considers that it has achieved the target and that this undertaking has been fulfilled. The bank guarantee relating to this undertaking will be released once the Spanish government has carried out the necessary verifications and notified FT España that it agrees that the undertaking has been fulfilled.

As part of the license award process, the Group has made certain commitments to various government authorities in terms of network coverage, number of subscribers and service quality. Meeting these commitments will require substantial investment expenditure in future years to roll out and enhance the networks. These commitments are not shown in the table above since they are not quantifiable. Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments to government authorities.

29.3 Guarantees

29.3.1 Guarantees given in the ordinary course of business

(in millions of euros)	Total / Ceiling	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Guarantees given to third parties by France Telecom in the ordinary course of business	173	31	6	3	15	21	97

The Group has not provided any material guarantees to cover the commitments of consolidated subsidiaries in which there are significant minority interests.

The Group's main commitments relating to borrowings are set out in Note 27.

Certain investments and other assets have been pledged to, or used as collateral for financial institutions to cover bank borrowings and credit lines (see Note 29.5).

29.3.2 Asset and liability guarantees granted in relation to disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2008, the main warranties in effect are those granted to:

•

Tower Participations and its subsidiaries as part of the disposal of TDF, with a ceiling of 636 million euros. At December 31, 2008, the only specific warranties outstanding were given in relation to taxation and environmental law;

•

Deutsche Telekom as part of the disposal of its mobile and internet businesses in the Netherlands. The warranties are capped at 260 million euros and will expire in 2009, except for the warranties given in relation to taxation, which are capped at 400 million euros and will expire at the end of the statutory limitation period;

•

As part of the disposals of Casema and Orange Denmark. At December 31, 2008, the only warranties remaining were tax-related.

Management believes that the risk of these warranties enforced upon is remote or that the potential consequences of their being called upon are not material with regard to the Group's results and financial position.

2008 form 20-F / FRANCE TELECOM – F-93

Back to contents

29.3.3 Guarantees given to third parties under France Telecom S.A. QTE leases

(in millions of euros)	Total / Ceiling	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Guarantees given to third parties by France Telecom under France Telecom S.A. QTE leases.	332	-	9	-	10	-	313

As part of cross-leasing transactions ("QTE" leases) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 435 million US dollars at December 31, 2008.

Under these QTE leases, France Telecom also provided counter-guarantees to the banks that granted letters of credit to investors. At December 31, 2008, the cumulative amount of letters of credit was 28 million US dollars, after taking into account the unwinding of certain transactions in December 2008.

France Telecom considers the risk that these guarantees will be called to be negligible.

29.4 Commitments to acquire or subscribe to securities

29.4.1 Unconditional commitments

Under the investment agreement signed with its partners in Orange Uganda in September 2008 (see Note 3), France Telecom has undertaken to participate in the company's financing via a 68 million US dollar share issue to be carried out in three tranches as from May 2009. As such, France Telecom shall be required to subscribe up to its 53% share and may in addition be required to substitute itself for any other shareholders that choose not to subscribe. The maximum amount of this commitment is therefore 68 million US dollars.

At December 31, 2008, France Telecom had no other material commitment to unconditionally acquire or subscribe to any securities.

29.4.2 Conditional commitments

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2008, the main agreements concerned Mobinil (Egypt), Sonaecom (Portugal) and Orange Austria (ex-One).

(in millions of euros)	Total	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Conditional commitments to acquire or subscribe to securities (1)	314	-	6	18	-	-	290

(1)

When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date. Mainly comprises Mobinil (Egypt) in the event of a change of control of one of the parties.

•

Mobinil (Egypt)

The shareholders' agreement which governs relationships between France Telecom and Orascom provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS, a listed company whose total market capitalization was 1.8 billion euros on December 31, 2008 and which was 51% owned by Mobinil, which in turn is 71.25% owned by France Telecom. On this basis, France Telecom's maximum commitment at December 31, 2008 amounted to 272 million euros.

The shareholders' agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party's shares. The initial price offered may not be less than the market value of the shares, determined on the basis of the share price of ECMS. On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision (see Note 30).

•

Sonaecom (Portugal)

Under the agreements signed in June 2005 by which France Telecom acquired an interest in Sonaecom, Sonae had a call option and France Telecom had a put option exercisable in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. As this strategic partnership was renewed in October 2008 for a further three year period and under new terms and conditions, the options held by France Telecom and Sonae have lapsed.

•

Orange Austria (ex-One)

Upon their acquisition of the entire share capital of Orange Austria (ex-One), the investment fund Mid Europa Partners and France Telecom entered into a shareholders' agreement which contains clauses governing transfer of the shares. Under the agreement, the parties undertake not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom has granted Mid Europa Partners a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

2008 form 20-F / FRANCE TELECOM – F-94

Back to contents

29.5 Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested training rights not yet used totaled approximately 5 million hours at December 31, 2008.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom's financial statements for the year ended December 31, 2008.

29.6 Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2008.

		Year ended
(in millions of euros)	Note	December 31, 2008	31 December 2007
Assets held under finance leases	29.6.1	602	573
Non-current pledged or mortgaged assets	29.6.2	1,261	1,553
Collateralized current assets		210	377
Securitized receivables		2,526	2,653
Total		4,599	5,156

29.6.1 Assets held under finance leases

The amount of assets held under finance leases mainly included 143 million euros in respect of Orange’s in-substance defeasance operation in the United Kingdom at December 31, 2008 (219 million euros at December 31, 2007).

29.6.2 Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees.

	Year ended December 31, 2008
(in millions of euros)	Total on balance sheet line (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangible assets, net (excluding goodwill)	14,451	4	0%
Property, plant and equipment, net	26,534	11	0%
Non-current loans and receivables (1)	1,554	1,246	80%
Other (2)	37,090	- (3)	n/a
Total non-current assets	79,629	1,261	2%

(1)

Including 1,005 million euros (nominal + interest) in the escrow account pursuant to the European Commission proceedings relating to the special French business tax (taxe professionelle) (see Notes 17.2 and 30).

(2)

This item includes net goodwill, interest accounted for by the equity method, assets available for sale and net deferred tax assets.

(3)

The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 14).

2008 form 20-F / FRANCE TELECOM – F-95

Back to contents

NOTE 30 - LITIGATION

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

At December 31, 2008, provisions totaling 495 million euros (compared with 472 million euros at December 31, 2007) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom does not provide details of the provisions, as it considers that their disclosure on a case-by-case basis could seriously harm the Group.

The litigation and claims that could have a significant effect on France Telecom’s financial position are described below.

Litigation related to competition law

A number of claims have been issued against France Telecom by competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

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

In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1.140 billion euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the European Court of First Instance (ECFI). For its part, the French State had filed an equivalent appeal in October, 2004. In October, 2006, the European Commission asked the European Court of Justice (ECJ) to rule that the French authorities had failed to execute its decision.

On October 18, 2007, the ECJ concluded that the French authorities had failed to respect their obligation to execute this decision within the prescribed time limits. Following the October 18 ruling, France Telecom placed in an escrow account, pending the final decision on the substance of the matter, the amount of 757 million euros, increased to 813 million euros on February 6 2008 and to 964 million euros on July 30 2008, following discussions between the French authorities and the Commission staff with the participation of France Telecom. This amount corresponds to the Commission’s estimate of the supposed state aid but does not imply approval by the French authorities or France Telecom as to whether any state aid occurred, whether it is possible to establish an amount or the estimate made by the Commission staff. The amount in escrow will be transferred to the French State if the appeal of the August 2, 2004 Commission decision should be dismissed by the ECFI. In the contrary event, it will be returned to the full possession of France Telecom.

The oral hearing before the ECFI took place on November 18, 2008. The tribunal decision is expected in 2009.

Following the oral hearing, the risk assessment in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

In December 2001, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of dominant position between March 2001 and October 2002. On January 30, 2007, the ECFI upheld this decision. France Telecom has filed an appeal with the European Court of Justice. A decision is expected in April 2009.

•

On May 20, 2008, the European Commission announced that it had launched formal inquiry proceedings concerning the pension plan for French civil servants employed by France Telecom. This step follows a complaint from Bouygues Telecom initiated in 2002.

The objective and effect of the pension plan implemented by the French law of July 26, 1996 was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom competitors. As part of the new regime established by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom considers that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform contains no element of state aid. The company made observations as an intervenor in the proceedings. The European Commission is not bound by any time limit for rendering its decision, but Regulation CE 659/1999 provides a guideline of 18 months following the launch of the procedure.

•

In September 2008, the European Commission carried out an inspection in the offices of TP S.A and of its subsidiary PTK Centertel aimed at gathering evidence of a possible breach of competition law in the broadband market. At this stage of the proceedings, it is not possible to predict what action the Commission will take as a result of this inspection, given that the European Commission is not bound by any deadline for completing its investigations. TP S.A. has appealed to the ECFI from the Commission decision ordering this inspection.

2008 form 20-F / FRANCE TELECOM – F-96

Back to contents

Proceedings with national competition authorities

•

Bouygues Telecom Caraïbes and Outremer Telecom brought claims before the Competition Council (Conseil de la concurrence) respectively in July 2004 and July 2005 regarding practices of Orange Caraïbes and of France Telecom in the mobile and fixed to mobile markets in the Caribbean and in French Guyana. The initial complaint by Bougues Telecom Caraibes resulted in the adoption by the Competition Council of interim injunctions against Orange Caraibes in December 2004. Further to an appeal against this decision lodged by Orange Caraïbes, on January 28, 2005, the Paris Court of Appeal confirmed the principles behind these injunctions, while extending the timeframe for implementing two of them. An investigation into the substance of the case was opened in December 2005. In May 2007, the Competition Council joined the two proceedings. On August 5, 2008, it issued a number of complaints concerning in particular tariff practices and exclusivity practices with distributors. A response was filed in November 2008. The proceedings could resume in 2009.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in anti-competitive agreements with SFR and Bouygues Télécom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. France Telecom paid this fine in 2005. On December 12, 2006, the Paris Court of Appeal rejected Orange France’s appeal, and on June 29, 2007, the French Supreme Court partially overturned the Court of Appeal Decision. Orange France has brought proceedings for a new hearing before the Court of Appeal. The oral hearing before the Court took place on January 20, 2009 and the Court decision is expected to be available on March 11, 2009.

•

On October 10, 2006, Bouygues Telecom filed a claim with the Competition Council relating to practices engaged in by Orange France and SFR in the French mobile telephony market. This complaint resulted in a March 19, 2008 notification of complaints, followed by a final report on August 7 pointing to the existence, between June 2005 and July 2007, of a price squeeze between the mobile call termination tariff and the retail price of certain offerings for consumers which included unlimited on-net service on Orange and SFR networks. The hearing before the Competition Council (now the Competition Authority – Autorité de la concurrence) is expected to be held by the end of the first quarter of 2009. In April 2008, Bouygues Telecom filed a new claim with the Competition Council, concerning the non-residential mobile market. This claim is currently under investigation.

•

On August 14, 2007, France Telecom was informed that Free had filed a complaint with the Competition Council against France Telecom concerning the rollout of fiber optic networks. This complaint includes a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing very high bandwidth services, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom had been engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. At the same time, it decided to pursue its investigation into the substance of the case. Parallel to this investigation, France Telecom developed its civil engineering offering while also undertaking working discussions with other operators under ARCEP supervision, concerning the mutualisation of equipment inside buildings. These discussions resulted in an agreement in December 2008.

•

On September 18, 2008, the Competition Council notified France Telecom of a substantive claim by Bouygues Telecom along with claims for interim measures, for anti-competitive agreements with Apple regarding conditions for distribution of the i-Phone in the French market. On December 17, 2008, the Council upheld the request for interim measures and in particular ordered the suspension of the exclusivity arrangements between Apple and Orange and its distributors. The Paris Court of Appeal confirmed his decision on February 4, 2009. France Telecom has filed an appeal with the Supreme Court.

•

In Switzerland, the Competition Council’s inquiry into mobile call termination charges, which began at the end of 2002, is still pending. On February 16, 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of dominant position in the call termination market during the period prior to June 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an inquiry into the period after June 1, 2005. A decision could be handed down in 2009.

•

On February 22, 2007, the Office for Electronic Communications (OEC) imposed a fine of 339 million zlotys (82 million euros) on TP for having established its Internet (neostrada) price list without observing the provision of the Polish law on telecommunication which requires prices to be based on the cost of provision. The European Commission has indicated that the market analysis on which the OEC founded its decision is incorrect. TP considers the regulatory authority erred in challenging its Internet tariffs since they are not defined as regulated services. In March 2007, TP filed an appeal with the Competition and Consumer Protection Court. A hearing planned for November 18, 2008 was postponed and no new hearing date has yet been fixed.

•

In October 2007, the national competition authority in Spain, the CNC, opened an investigation relating to a possible anti-competitive agreement among the country’s three main mobile telephone operators, Movistar, Vodafone and Orange. This investigation follows complaints by consumer associations which allege that the operators agreed among themselves to increase their tariffs as of March 1, 2007. In December 2008, the CNC investigation division recommended to the CNC that it make a finding that an anti-competitive agreement existed, but that it impose no fine on Orange or Vodafone, but only on Movistar. The CNC decision is expected by June 2009 at the latest.

2008 form 20-F / FRANCE TELECOM – F-97

Back to contents

Civil and commercial proceedings

•

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros. In May 2008, in support of its claims, Free filed an economic study which speaks of theoretical damages of 1.9 billion euros. In December 2008, France Telecom produced an expert economic and financial assessment which concludes that Free has incurred no loss. France Telecom considers that the claims of Free are unfounded, since Free has been able to take full advantage of the development and dynamism of the French broadband market.

•

In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “cost-oriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorized use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the Supreme Court.

•

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (since absorbed into France Telecom S.A.) before the Paris Commercial Court, following a claim against Nerim for unpaid invoices. Nerim claimed not to owe any amounts to Transpac and further claimed that on the contrary Transpac and Wanadoo engaged in anti-competitive behavior, warranting damages of 57 million euros. In March 2008, Nerim withdrew its claim. This development brought the proceedings to an end.

•

On June 25, 2008, Free brought interim proceedings before the Paris Commercial Court seeking an injunction ordering the suspension of the sale of the Orange Foot service which is linked to the subscription for an Orange multi service ADSL access offer. The court rejected the injunction request on July 1, 2008. Free withdrew the appeal it had filed, but brought substantive proceedings seeking to enjoin France Telecom from conditioning the subscription to the Orange Foot service on the purchase of an Orange Internet subscription, together with an order that France Telecom pay damages of 5 million euros, subject to revision. Free considers the amount of its loss to be 54 million euros. Neuf Cegetel joined the proceedings, also claiming damages but calling for an expert report to value its loss. On February 23, 2009, the Paris Commercial Court ordered France Telecom to cease conditioning the linear TV broadcast of Orange Foot on the purchase of an Orange broadband internet subscription. It also appointed a panel of experts to enable it to evaluate the quantum of loss incurred by Free and Neuf Cegetel. France Telecom considers that separating out the linear TV stream deprives the Orange Foot service of its substance, an integral part of which consists of interactive and non linear functions inseparable from the access element. Based on solid legal and factual arguments, France Telecom has appealed from the decision. Lastly, France Telecom considers that should his decision be upheld, the costs that might arise from remedying the alleged losses would not have a material impact on its financial situation and results; and further considers that it is not possible at this stage to quantify the potential financial statements impact, if the decision were upheld, of off-balance sheet commitments involving the Ligue de Football Professionnel (referred to in Note 29.2).

Other proceedings

Civil and commercial proceedings

•

Three proceedings were brought before German courts relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom. This investment was agreed to on March 23, 2000 under the aegis of the contract known as the “Cooperation Framework Agreement” (CFA), and subsequently was brought to an end on November 20, 2002 by a negotiated settlement, known as the “MobilCom Settlement Agreement” (MCSA). Under the terms of this settlement, France Telecom purchased the Mobilcom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the repayment of shareholders’ advances made to MobilCom during the previous two years for a total settlement payment of approximately 7 billion euros. These judicial proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of the former MobilCom CEO Gerhardt Schmid, or by minority shareholders of MobilCom related to Mr Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminating it, and of having imposed these decisions on MobilCom and its then CEO by means of a supposed “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court by Millenium, a minority shareholder of MobilCom owned by Mrs. Schmid-Sindram. In December 2005, Millenium raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination (see below). On January 30, 2008, the Court held that it was competent and on February 4, 2009, it held an oral hearing on the substance of the case. Its decision is expected to be rendered during the first half of 2009.

The second action was launched in December 2003 by Mrs. Schmid-Sindram and Mr Marek, another MobilCom minority shareholder, in which they too claimed compensation for loss suffered due to the alleged dominant relationship, which they evaluated at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders. On August 12, 2005, the Court of Flensburg rejected the claim as unfounded and on August 27, 2008, the Schleswig Court of Appeal confirmed that decision. Since no appeal to the Supreme Court is possible in this type of procedure, the decision of the Schleswig court is final and the proceedings have come to an end.

The third action was brought before the Frankfurt Court in December 2004 by the court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy. The claim disregards all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void, alleging improper enforcement of the CFA as well as de facto domination. In December 2005, the claim was increased to 7.22 billion euros excluding interest, on the basis of a hypothetical reconstruction of MobilCom’s value had the UMTS project been successful. On January 16, 2008, the Court dismissed the claim, considering in particular that the abandonment of court proceedings was valid and that it barred Gerhardt Schmid from all claims. An appeal is pending before the Frankfurt Court of Appeal. No hearing date has yet been fixed.

France Telecom considers that all these actions are unfounded and in bad faith.

2008 form 20-F / FRANCE TELECOM – F-98

Back to contents

•

In December 2004, Suberdine and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange’s products and services between 1995 and 2003, went into liquidation on December 18, 2003. Suberdine claimed that Orange had unlawfully terminated their business relationship, and attributed to Orange the responsibility for its liquidation. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine through its voluntary liquidator and Suberdine’s shareholders appealed, while the court-appointed liquidator formally gave notification of the Court’s decision. On November 26, 2008, the Paris Court of Appeal upheld the positions of Orange, holding Suberdine’s appeal to be invalid and that of the shareholders inadmissible and unfounded. As a result, the court’s March 2006 judgment, having become final, has been executed. On February 24, 2009, Suberdine filed an appeal with the Supreme Court.

Administrative litigation

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered owning to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. The SNCF has lodged an appeal with the Administrative Supreme Court (Conseil d’Etat). No new developments took place in the proceedings in 2008.

International arbitration

•

In 2001, a dispute arose over the interpretation of a contract for (in the view of TP S.A) the sale and installation by the Danish company DPTG of a fiber optical transmission system, known as NSL, for the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP S.A. The contract, signed in 1991 and for which work was completed in 1994, provided for payment of part of the contract price by allocating to DPTG 14.8% of certain revenues produced by the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009.

In 1999 the parties came into disagreement regarding the calculation of this revenue. Based on the view that a joint venture existed under the terms of the contract, DPTG initiated arbitration proceedings. DPTG’s claims, calculated up to January 2006, amount to 670 million euros excluding interest. In October 2008, DPTG increased the amount of its claim to 840 million euros excluding interest. TP S.A. challenges both the basis of the claim and the amounts claimed by DPTG.

Between 2004 and 2007, the tribunal directed its attention to assessing the revenues that were supposed to have been shared. In 2008, the tribunal chairman was removed from his functions for lack of impartiality. Following the appointment of a new chairman and the scheduling of new procedural dates, a hearing on the substantive issues took place in January 2009. A second hearing is planned for April 2009. A decision is expected in the course of this year.

•

On March 13, 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom considers that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded.

•

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares (see Note 29.4 “Commitments to acquire or subscribe to securities”).

On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision to a disagreement for which it had previously launched the bidding process provided for in the shareholders’ agreement. France Telecom considers that the launch of the bidding process is entirely groundless. Orascom claims the transfer in its favor of Mobinil shares and the payment of 160 million dollars in damages. Following the exchange of written briefs by the parties, hearings took place before the arbitral tribunal on September 30 and October 4, 2008. The arbitral decision is expected in March, 2009.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months a material impact on the company and/or Group’s financial position or profitability.

2008 form 20-F / FRANCE TELECOM – F-99

Back to contents

NOTE 31 - RELATED-PARTY TRANSACTIONS

31.1 Members of the Board of Directors and Group Management Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and the companies it controls to persons who served on France Telecom's Board of Directors or Group Management Committee during 2008 or any part of the year.

	Year ended
(in euros)	December 31, 2008	December 31, 2007	December 31, 2006
Short-term benefits excluding employer social security contributions (1)	7,538,617	7,962,258	8,078,292
Employer social security payments on short-term benefits	1,886,695	1,893,757	1,568,386
Post-employment benefits (2)	1,480,357	1,642,186	693,863
Other long-term benefits	-	-	-
Termination benefits	-	4,691,381	-
Share-based compensation (3)	1,081,364	1,213,091	905,430

(1)

In 2008, includes all compensation recognized (gross salaries, bonuses, attendance fees, bonuses, directors' fees and benefits in kind, incentive schemes and profit-sharing) over the period; the 2007 amount included all compensation paid in 2007.

(2)

Service cost.

(3)

Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

Didier Lombard has waived his right to receive attendance fees.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2008 in respect of persons who were members of the Group Management Committee at the end of the year, including Didier Lombard, was 7,167,251 euros (6,597,945 euros in 2007).

Following a decision of the Board of Directors approved by the May 27, 2008 Shareholders’ Meeting, in the event the duties of Didier Lombard with the company were terminated, the Board of Directors may decide to grant him a termination settlement of up to 21 months of his compensation calculated on the average of his  gross monthly compensation during the 24 months preceding the date of the Board's decision. This amount would include any settlement granted with respect to the termination of his currently suspended employment contract.

Contracts of other members of the Group Management Committee include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

31.2 Related party transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom's Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom's largest customers, as well as those to its various local and regional authorities, are provided on an arm's length basis.

31.2.1    Transactions with associates

•

CET

Transactions with Compagnie Européenne de Téléphonie relate mainly to promotion and sales of Orange products, services and brands in sales outlets operating under the Photo Service and Photo Station names. Amounts due by CET or by France Telecom S.A. and its subsidiaries are shown down below:

(in millions of euros)	December 31, 2008
Assets
- Trade receivables	51
- Loans	32
Liabilities
- Trade payables	6
Operating income
- Revenues	109
- Operating expenses	81

2008 form 20-F / FRANCE TELECOM – F-100

Back to contents

•

Other associates

Other transactions carried out with associates during the financial year represented less than 5 million euros and are therefore not described below.

•

Transactions with proportionally consolidated companies

Material transactions are shown below:

	December 31, 2008
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Darty France Telecom	20	27	14	(20)

	December 31, 2007
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Darty France Telecom	24	32	15	(22)

	December 31, 2006
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Darty France Telecom	21	29	17	(24)

The data presented above represents the portion which has not been eliminated on consolidation.

31.2.3   Transactions with companies in which the Chairman of France Telecom's Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee

	December 31, 2008
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	3	1	10	(1)

	December 31, 2007
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	4	1	12	(2)

	December 31, 2006
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	5	4	8	(2)

2008 form 20-F / FRANCE TELECOM – F-101

Back to contents

NOTE 32 - SUBSEQUENT EVENTS

None

2008 form 20-F / FRANCE TELECOM – F-102

Back to contents

NOTE 33 - SCOPE OF CONSOLIDATION

The main changes in consolidation scope in the year ended December 31, 2008 are set out in Note 3. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Country Parent company	France
Personal Communication Services
Fully consolidated companies	Interest	Country
Orange S.A.	100.00%	France
FTA Telecom CJSC	100.00%	Armenia
Mobistar	52.91%	Belgium
Orange Botswana	53.68%	Botswana
Orange Cameroun	99.50%	Cameroon
Orange Côte d'Ivoire	85.00%	Ivory Coast
Orange Holding A/S	100.00%	Denmark
Orange Dominica	100.00%	Dominica
Telecom España Distribucion S.A. (ex-Amena Movil)	81.62%	Spain
FT España (mobile operations)	81.62%	Spain
Inversiones en Telecomunicaciones	54.41%	Spain
FCC Orange S.A.	100.00%	France
Orange Caraïbes	100.00%	France
Orange France	100.00%	France
Orange Mayotte	100.00%	France
Orange Réunion	100.00%	France
SPM Télécom	70.00%	France
CGBC (TEN)	75.70%	France
Orange Bissau (1)	42.33%	Guinea Bissau
Orange Guinée (1)	38.10%	Guinea
Orange Services India Private Limited	100.00%	India
Mobilecom	51.00%	Jordan
FTM Liban	67.00%	Lebanon
Orange Liechtenstein	100.00%	Liechtenstein
VOXmobile	52.91%	Luxembourg

2008 form 20-F / FRANCE TELECOM – F-103

Back to contents

Personal Communication Services
Fully consolidated companies		Interest	Country
Orange Madagascar	71.79%		Madagascar
Orange Mali (ex-Ikatel) (1)	29.71%		Mali
Orange Moldova (ex-Voxtel)	94.31%		Moldavia
Orange Niger	80.00%		Niger
Orange Uganda Ltd	53.00%		Uganda
PTK Centertel (2)	49.79%		Poland
Orange Centre Afrique	100.00%		Central African Rep.
Orange Dominicana	100.00%		Dominican Rep.
Orange Romania	96.82%		Romania
Orange Retail Ltd	100.00%		United Kingdom
Orange 3G Limited	100.00%		United Kingdom
Orange Holdings Ltd	100.00%		United Kingdom
Orange Ltd	100.00%		United Kingdom
Orange Personal Communications Services Ltd	100.00%		United Kingdom
Orange Cellular Services Ltd	100.00%		United Kingdom
Orange Global Ltd	100.00%		United Kingdom
Orange Mobiles Services	100.00%		United Kingdom
Orange Paging	100.00%		United Kingdom
Orange Payment Handling Services (ex-The Point Telecommunications)	100.00%		United Kingdom
Trust of Receivables Orange	100.00%		United Kingdom
Sonatel Mobiles (1)	42.33%		Senegal
Orange Corpsec	100.00%		Slovakia
Orange Slovensko	100.00%		Slovakia
Orange Sverige	100.00%		Sweden
Orange Communications S.A. (“OCH“)	100.00%		Switzerland
Orange Network S.A.	100.00%		Switzerland

(1)

Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

(2)

TP S.A. and subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP S.A.; TP S.A. and its subsidiaries are therefore fully consolidated.

2008 form 20-F / FRANCE TELECOM – F-104

Back to contents

Personal Communication Services
Proportionally consolidated companies	Interest	Country
Irisnet	26.45%	Belgium
Mobinil for Telecommunications (1)	71.25%	Egypt
Egyptian Company for Mobile Services (ECMS) (2)	36.36%	Egypt
Mobinil Invest (2)	37.06%	Egypt
Mobinil Services Company (2)	36.33%	Egypt
DARTY France Telecom	50.00%	France
GETESA	40.00%	Equatorial Guinea
Cellplus Mobile Communications Ltd	40.00%	Mauritius

(1)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(2)

ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Personal Communication Services
Associates consolidated by the equity method	Interest	Country
One (PASR 24)	35.00%	Austria
Safelayer	13.23%	Spain
GIE Preventel	27.90%	France
Sonaecom	20.00%	Portugal

2008 form 20-F / FRANCE TELECOM – F-105

Back to contents

Home Communication Services
Fully consolidated companies	Interest	Country
Sofrecom Algérie	100.00%	Algeria
Sofrecom Argentina	100.00%	Argentina
Lightspeed Communications	51.00%	Bahrain
Atlas Services Belgium	100.00%	Belgium
Orange Belgium	100.00%	Belgium
Wirefree Services Belgium	100.00%	Belgium
Fimocam	100.00%	Cameroon
Orange Cameroon Multimedia Services	99.50%	Cameroon
FT R&D Beijing	100.00%	China
CI Telcom	45.90%	Ivory Coast
Côte d’Ivoire Multimedia	45.90%	Ivory Coast
Wirefree Services Denmark	100.00%	Denmark
Autocity Networks	81.62%	Spain
Catalana	81.62%	Spain
FT España (fixed-line operations)	81.62%	Spain
EresMas Interactiva	81.62%	USA
FT Participations US	100.00%	USA
FTLD USA	100.00%	USA
FTP Holding	100.00%	USA
FT R&D LLc San Francisco	100.00%	USA
FT R&D LLc Boston	100.00%	USA
FT North America	100.00%	USA
FTP Holdco 1 LLC	100.00%	USA
Orange World	100.00%	USA
Cityvox	100.00%	France
Corsica Haut Débit	100.00%	France
EGT	100.00%	France
FCC FT S.A. Titricom 1.2	100.00%	France
FCC FT S.A. Titricom 1.3	100.00%	France

2008 form 20-F / FRANCE TELECOM – F-106

Back to contents

Home Communication Services
Fully consolidated companies	Interest	Country
FCR	100.00%	France
FCR Côte d’Ivoire	90.00%	France
FT Capital Development	100.00%	France
FT Encaissements	99.99%	France
FT IMMO Gestion	100.00%	France
FT IMMO GL	100.00%	France
FT IMMO Holding	100.00%	France
FT Marine	100.00%	France
FT Mobiles International	100.00%	France
FT Technologies Investissement	100.00%	France
France Telecom e-Commerce	100.00%	France
France Telecom Lease	100.00%	France
Francetel	100.00%	France
Immobilière FT	100.00%	France
Innovacom Gestion	50.00%	France
Nordnet	100.00%	France
Orange Assistance (ex-RAPP 31)	100.00%	France
Orange Cinema Series (ex-RAPP 35)	100.00%	France
Orange Distribution	100.00%	France
Orange East-Africa (ex-RAPP 32)	78.50%	France
Orange Participations (ex-RAPP 18)	100.00%	France
Orange Prestations TV (ex-RAPP 41)	100.00%	France
Orange Promotions	100.00%	France
Orange Sports (ex-RAPP 24)	100.00%	France
Orange Vallée (ex-NEDDI)	100.00%	France
RAPP 9	100.00%	France
RAPPtel	100.00%	France
RAPP 26	100.00%	France
Sofrecom	100.00%	France
Sofinergie 4	99.78%	France
Sofinergie 5	97.94%	France
Soft At Home	60.00%	France
Studio 37 (ex-RAPP 27)	100.00%	France

2008 form 20-F / FRANCE TELECOM – F-107

Back to contents

Home Communication Services (HCS)
Fully consolidated companies	Interest	Country
TP S.A. Eurofinance France S.A. (1)	49.77%	France
Telincom Courtage	100.00%	France
Viaccess	100.00%	France
Wormy (ex-RAPP 34)	100.00%	France
W-HA	100.00%	France
GOA Games Services Ltd	100.00%	Ireland
Orca Interactive	100.00%	Israel
FT Japan	100.00%	Japan
E-dimension	51.00%	Jordan
JIT CO	100.00%	Jordan
Jordan Telecom Cie (JTC)	51.00%	Jordan
Wanadoo Jordan	51.00%	Jordan
Telkom Kenya	40.03%	Kenya
Miaraka	100.00%	Madagascar
Sofrecom Maroc	100.00%	Morocco
Sofrecom Services Maroc	100.00%	Morocco
Chamarel Marine Services	100.00%	Mauritius
Rimcom	100.00%	Mauritius
Telsea	60.80%	Mauritius
StarMedia Mexico	80.80%	Mexico
MMT Bis	100.00%	Moldavia
Atlas Services Nederland	100.00%	Netherlands
MMT Telecom Holding BV	100.00%	Netherlands
TP Edukacja i Wypoczynek (Exploris) (1)	49.79%	Poland
Fundacja Grupy TP (1)	49.79%	Poland
OPCO Sp zo o (ex-OTO Lublin) (1)	49.79%	Poland
ORE (1)	49.79%	Poland
PTE TP (1)	49.79%	Poland
Paytel (ex-Contact Center) (1)	49.79%	Poland
Sofrecom Polska (1)	100.00%	Poland

2008 form 20-F / FRANCE TELECOM – F-108

Back to contents

Home Communication Services
Fully consolidated companies	Interest	Country
TP EmiTel (1)	49.79%	Poland
TP Internet (1)	49.79%	Poland
TP Invest (1)	49.79%	Poland
TP Med (1)	49.79%	Poland
TP S.A. (1)	49.79%	Poland
TP S.A. Eurofinance (1)	49.79%	Poland
TP S.A. Finance (1)	49.79%	Poland
TP Teltech (1)	49.79%	Poland
Telefon 2000 (1)	49.79%	Poland
Telefony Podalskie (1)	27.44%	Poland
Virgo (1)	49.79%	Poland
Wirtualna Poska (1)	49.79%	Poland
Terravista	81.62%	Portugal
OHCS II - Serviços de Internet (ex-Wanadoo Broadband Serviços de Internet)	100.00%	Portugal
Ananova Ltd	100.00%	United Kingdom
FT Participations UK	100.00%	United Kingdom
FT R&D Ltd	100.00%	United Kingdom
Freeserve Investments	100.00%	United Kingdom
Wanadoo Plc	100.00%	United Kingdom
Orange Austria Ltd	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	United Kingdom
Orange Direct Ltd	100.00%	United Kingdom
Orange FURBS Trustees Ltd	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	United Kingdom
Orange Home UK	100.00%	United Kingdom
Orange International Ltd	100.00%	United Kingdom
Orange Overseas Holdings No.2	100.00%	United Kingdom
Orange Pension Trustees Ltd	100.00%	United Kingdom
Sonatel Business Solutions (2)	42.33%	Senegal
Sonatel (2)	42.33%	Senegal
Sonatel Multimedia (2)	42.33%	Senegal

2008 form 20-F / FRANCE TELECOM – F-109

Back to contents

Home Communication Services
Fully consolidated companies	Interest	Country
Sofrecom Thailand	100.00%	Thailand
FCR Vietnam PTE Ltd	74.00%	Vietnam

(1)

TP S.A. and its subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP S.A.; TP S.A. and its subsidiaries are therefore fully consolidated.

(2)

Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

Home Communication Services
Proportionally consolidated companies	Interest	Country
DT-FT Italian Holding GmbH	50.00%	Germany
Innovacom 3	34.24%	France
Call Services Ltd	40.00%	Mauritius
Mauritius Telecom	40.00%	Mauritius
Telecom Plus Ltd	40.00%	Mauritius
Teleservices Ltd	40.00%	Mauritius
Vanuatu Telecom Ltd	50.01%	Vanuatu

Home Communication Services
Associates consolidated by the equity method	Interest	Country
Absline Multimedia	38.77%	Spain
Store Alcala	40.81%	Spain
Compagnie Européenne de Téléphonie (CET Group) (1)	48.50%	France
Orange BNP Paribas Services (2)	50.00%	France
Augere Holdings (Netherlands) BV	22.22%	Netherlands
Mainline Communication Group Plc	26.00%	United Kingdom
Midland Communication Distribution Ltd	35.00%	United Kingdom

(1)

As France Telecom exercises significant influence over Compagnie Européenne de Téléphonie, Compagnie Européenne de Téléphonie is accounted for using the equity method.

(2)

As France Telecom exercises significant influence over Orange BNP Paribas Services, Orange BNP Paribas Services is accounted for using the equity method.

2008 form 20-F / FRANCE TELECOM – F-110

Back to contents

Enterprise Communication Services
Fully consolidated companies	Interest	Country
Globecast Africa	100.00%	South Africa
Globecast South Africa (Proprietary) Limited	70.00%	South Africa
Etrali Allemagne	100.00%	Germany
FT Corporate Solutions Australia	100.00%	Australia
Silicomp Belgium	96.31%	Belgium
Silicomp Benelux	96.31%	Belgium
Silicomp Canada Inc	96.31%	Canada
Etrali Beijing	100.00%	China
Etrali S.A. Spain	100.00%	Spain
Etrali North America	100.00%	USA
FT Corporate Solutions	100.00%	USA
GlobeCast America Incorporated	100.00%	USA
Equant Holding US and subsidiaries	100.00%	USA
Equant S.A. and subsidiaries	100.00%	France
Almerys	64.00%	France
CVF	100.00%	France
Etrali France	100.00%	France
Etrali S.A.	100.00%	France
Expertel Consulting	100.00%	France
GlobeCast France	100.00%	France
GlobeCast Holding	100.00%	France
GlobeCast Reportages	100.00%	France
Groupe Diwan	99.88%	France
Groupe Silicomp	96.31%	France
Netia	100.00%	France
Newpoint	95.96%	France
OB Participations (ex-RAPP 45)	100.00%	France
Obiane (ex-Silicomp Réseaux)	95.96%	France
SCI Groupe Silicomp	95.51%	France
Silicomp Management	96.30%	France
Silicomp-AQL	95.93%	France
Sétib	100.00%	France
Telefact	69.53%	France
Etrali HK	100.00%	Hong Kong
Silicomp China Limited	96.31%	Hong Kong

2008 form 20-F / FRANCE TELECOM – F-111

Back to contents

Enterprise Communication Services
Fully consolidated companies	Interest	Country
Silicomp India	96.31%	India
Etrali Spa	100.00%	Italy
GlobeCast Italie	100.00%	Italy
Etrali KK	100.00%	Japan
Silicomp (Malaysia) SDN BHD	96.31%	Malaysia
France Telecom Servicios	100.00%	Mexico
Newsforce BV	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	Netherlands
Equant BV	100.00%	Netherlands
Etrali UK	100.00%	United Kingdom
GlobeCast UK	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	Singapore
GlobeCast Asie	100.00%	Singapore
Silicomp Asia Pte Ltd	96.31%	Singapore
Equant Integration Services S.A. and subsidiaries	100.00%	Switzerland
Etrali Suisse	99.17%	Switzerland
Telecom Systems	96.31%	Switzerland
Feima Limited	96.31%	Taiwan
Silicomp Taiwan	96.31%	Taiwan

Enterprise Communication Services
Proportionally consolidated companies	Interest	Country
GlobeCast Australia	50.00%	Australia
Neocles Corporate (1)	51.00%	France
Silicomp Software Validation	48.16%	France
(1) Neocles Corporate is proportionally consolidated as it is jointly controlled by France Telecom and the minority shareholders.

2008 form 20-F / FRANCE TELECOM – F-112