Form 20-F
period 2009-12-31
FRANCE TELECOM /
filed 2010-05-05
CIK 1038143

As filed with the Securities and Exchange Commission on May 5, 2010

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Ordinary Shares, nominal value €4.00 per share: 2,648,709,774 at December 31, 2009

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

Presentation of information

The consolidated financial statements contained in this annual report of France Telecom on Form 20-F for the year ended December 31, 2009 (“Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union, as of December 31, 2009.

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

Unless otherwise stated, translations of euros into U.S. dollars have been made at the rate of €0.7518 to $1.00 (or $1.3302 to €1.00), the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on April 30, 2010. See Item 3 Key Information – 3.A Exchange Rate Information for information regarding the U.S. dollar/euro exchange rate since January 1, 2005.

This Form 20-F contains certain financial information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in Item 5 Operating and Financial Review and Prospects. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 18, including the Notes thereto.

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

References to the “2009 Registration Document” are references to the Registration Document of France Telecom for the year ended December 31, 2009, as furnished to the U.S. Securities and Exchange Commission on Form 6-K on May 3, 2010.

2009 form 20-F / FRANCE TELECOM – 1

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934) about France Telecom, including, without limitation, certain statements made in Item 5 Operating and Financial Review and Prospects, as well as in Item 4.B Business overview. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “should”, “seeks”, “anticipates”, “outlook”, “target”, “objective”, or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

intense competition in the telecommunications industry;

•

France Telecom’s ability to find growth opportunities in new markets and activities;

•

further deterioration of the general economic and business conditions in the markets served by France Telecom and its affiliates, or the failure of such conditions to improve;

•

overall trends in the economy in general and in France Telecom’s markets;

•

the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives;

•

France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments and new customer expectations;

•

France Telecom’s ability to respond to the challenges resulting from its crisis with its employees while continuing its cost reduction plans;

•

legal and regulatory developments and constraints, and the outcome of legal proceedings related to regulation and competition;

•

the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

•

risks related to information and communication technology systems generally;

•

exchange rate fluctuations;

•

interest rate fluctuations, France Telecom’s ability to access to the capital markets and the conditions of capital markets in general;

•

other risks and uncertainties discussed in Item 3 Key Information – 3.D Risk factors of this document.

2009 form 20-F / FRANCE TELECOM – 2

Table of contents

PART I

5

ITEM 1

Identity of directors, senior management and advisers

5

ITEM 2

Offer statistics and expected timetable

5

ITEM 3

Key information

5

3.A

Selected financial data

5

3.B

Capitalization and indebtedness

8

3.C

Reasons for the offer and use of proceeds

8

3.D

Risk factors

8

ITEM 4

Information on France Telecom

9

4.A

History and development of the Company

9

4.B

Business overview

9

4.C

Organizational structure

9

4.D

Property, plant and equipment

9

ITEM 4A

Unresolved staff comments

10

ITEM 5

Operating and financial review and prospects

10

5.A

Operating results

10

5.B

Liquidity and capital resources

14

5.C

Research and development, patents and licenses, etc.

14

5.D

Trend information

15

5.E

Off-balance sheet arrangements

15

5.F

Tabular disclosure of contractual obligations

15

ITEM 6

Directors, senior management and employees

16

6.A

Directors and senior management

16

6.B

Compensation

16

6.C

Board practices

16

6.D

Employees

16

6.E

Share ownership

17

ITEM 7

Major shareholders and related party transactions

17

7.A

Major shareholders

17

7.B

Related party transactions

17

ITEM 8

Financial information

18

8.A

Consolidated statements and other financial information

18

8.B

Significant changes

18

ITEM 9

The offer and listing

18

ITEM 10

Additional information

20

10.A

Share capital

20

10.B

Memorandum of association and bylaws

20

10.C

Material contracts

20

10.D

Exchange controls

20

10.E

Taxation

21

10.F

Dividends and paying agents

25

10.G

Statement by experts

25

10.H

Documents on display

25

10.I

Subsidiary information

25

ITEM 11

Quantitative and qualitative disclosures about market risk

26

2009 form 20-F / FRANCE TELECOM – 3

ITEM 12

Description of securities other than equity securities

26

12.A

Debt Securities

26

12.B

Warrants and Rights

26

12.C

Other Securities

26

12.D

American Depositary Shares

27

PART II

28

ITEM 13

Defaults, dividend arrearages and delinquencies

28

ITEM 14

Material modifications to the rights of security holders and use of proceeds

28

ITEM 15

Controls and procedures

28

15.A

Disclosure controls and procedures

28

15.B

Management’s annual report on internal control over financial reporting

29

15.C

Report of independent registered public accounting firms

30

ITEM 16

[reserved]

31

ITEM 16A

Audit committee financial expert

31

ITEM 16B

Code of ethics

31

ITEM 16C

Principal accountant fees and services

31

ITEM 16D

Exemptions from listing standards for audit committees

31

ITEM 16E

Purchase of equity securities by the issuer and affiliated purchasers

31

ITEM 16F

Change in Registrant’s Certifying Accountant

32

ITEM 16G

Corporate governance

32

PART III

34

ITEM 17

Financial statements

34

ITEM 18

Financial statements

34

Report of independent registered public accounting firms

34

ITEM 19

List of exhibits

35

Signature

36

2009 form 20-F / FRANCE TELECOM – 4

Back to Contents

PART I

ITEM 1      Identity of directors, senior management and advisers

Not applicable.

ITEM 2      Offer statistics and expected timetable

Not applicable.

ITEM 3      Key information

3.A       SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2005, 2006, 2007, 2008 and 2009.

The selected financial information presented below relating to the years ended December 31, 2005, 2006, 2007, 2008 and 2009, is extracted or derived from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés.

CONSOLIDATED INCOME STATEMENT

(millions of euros, except share data)	2009 $(2)	2009	2008	2007	2006	2005
Revenues	61,115	45,944	47,669	46,568	51,702	48,082
Operating income/(loss)	10,454	7,859	9,945	10,540	6,988	10,498
Finance costs, net	(3,058)	(2,299)	(2,957)	(2,647)	(3,251)	(3,367)
Consolidated net income after tax of continuing operations	4,343	3,265	4,089	6,648	1,557	5,712
Consolidated net income after tax of discontinued operations	266	200	403	171	3,211	648
Net income attributable to owners of the parent	3,987	2,997	4,069	6,300	4,139	5,709
Net earnings per shares
Net income of continuing operations attributable to owners of France Telecom S.A.
Net earnings per share - basic	1.41	1.06(1) (5)	1.40(1)	2.36(1)	0.40	2.07
Net earnings per share - diluted	1.41	1.06(1) (6)	1.39(1)	2.30(1)	0.39	2.00
Net income attributable to owners of France Telecom S.A.
Net earnings per share - basic	1.50	1.13(1) (5)	1.56(1)	2.42(1)	1.59	2.28
Net earnings per share - diluted	1.50	1.13(1) (6)	1.54(1)	2.36(1)	1.57	2.20

2009 form 20-F / FRANCE TELECOM – 5

Back to Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(millions of euros)	2009 $(2)	2009	2008	2007	2006	2005
Intangible assets, net (3)	51,278	38,549	44,752	47,465	49,675	52,591
Property, plant and equipment, net	32,352	24,321	26,534	27,849	28,222	28,570
Total assets	122,437	92,044	94,785	100,601	102,616	109,350
Net financial debt	45,148	33,941	35,859	37,980	42,017	47,846
Equity attributable to the owners of the parent	34,613	26,021	27,090	29,471	26,437	24,860

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of euros)	2009 $(2)	2009	2008	2007	2006	2005
Net cash provided by operating activities	19,134	14,384	14,999	14,644	13,863	13,374
Net cash used in investing activities	(9,353)	(7,031)	(8,035)	(6,881)	(4,691)	(11,677)
Purchases of property, plant and equipment and intangible assets	(7,605)	(5,717)	(7,140)	(7,064)	(7,039)	(6,142)
Net cash used in financing activities	(10,987)	(8,260)	(6,057)	(7,654)	(9,271)	(860)
Cash and cash equivalents at end of year	5,253	3,949	4,800	4,025	3,970	4,097

RATIO

(euros)	2009 $(2)	2009	2008	2007	2006	2005
Dividend per share for the year	1.86	1.40(4)	1.40	1.30	1.20	1.00

(1)

Earnings per share calculated on a comparable basis.

(2)

In millions. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on April 30, 2010 of €0.7518 to $1.00.

(3)

Includes goodwill and the other intangible assets.

(4)

Subject to approval by the shareholders' meeting of June 9, 2010.

(5)

The weighted average number of ordinary shares used for calculating basic earnings per share is 2,648,020,364.

(6)

The weighted average number of ordinary shares used for calculating diluted earnings per share is 2,649,121,002.

OPERATIONAL DATA

	2009	2008	2007	2006	2005
Number of fixed telephone lines (in millions)	46.1	46.7	47.4	48.7	49.2
Number of mobile customers (in millions)	132.6	121.8	110	97.6	84.3
Number of broadband (mainly ADSL) customers (in millions)	13.2	12.7	11.7	9.8	7.6
Number of employees (workforce end of period, in thousands)	180,580	186,049	187,331	191,036	203,008

2009 form 20-F / FRANCE TELECOM – 6

Back to Contents

Exchange rate information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Item 3.D Risk factors: “France Telecom’s results and cash position are exposed to exchange rate fluctuations”.

U.S. dollars per €1.00	Period end rate	Average rate (1)	High	Low
YEARLY AMOUNTS
2005	$1.1842	$1.2400	$1.3476	$1.1667
2006	$1.3197	$1.2661	$1.3327	$1.1860
2007	$1.4603	$1.3797	$1.4862	$1.2904
2008	$1.3919	$1.4726	$1.6010	$1.2446
2009	$1.4332	$1.3935	$1.5100	$1.2547
MONTHLY AMOUNTS
October 2009	$1.4755	$1.4821	$1.5029	$1.4532
November 2009	$1.4994	$1.4908	$1.5085	$1.4658
December 2009	$1.4332	$1.4579	$1.5100	$1.4243
January 2010	$1.3870	$1.4266	$1.4536	$1.3870
February 2010	$1.3660	$1.3680	$1.3955	$1.3476
March 2010	$1.3526	$1.3570	$1.3758	$1.3344
April 2010	$1.3302	$1.3417	$1.3666	$1.3130

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5 Operating and Financial Review and Prospects.

2009 form 20-F / FRANCE TELECOM – 7

Back to Contents

3.B       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D       RISK FACTORS

The information set forth in section 4 Risk factors on pages 13 et seq. of the 2009 Registration Document is incorporated herein by reference.

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

Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise certain rights as shareholders.

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

2009 form 20-F / FRANCE TELECOM – 8

Back to Contents

ITEM 4      Information on France Telecom

4.A       HISTORY AND DEVELOPMENT OF THE COMPANY

See Item 18 Financial Statements – Note 3 to the consolidated financial statements.

The information set forth in section 5.1 History and development of the Company on pages 25 and 26 of the 2009 Registration Document is incorporated herein by reference.

Agent in the United States: Patrick Roussel, France Telecom North America, 2 World Financial Center, 225 Liberty Street suite# 4301, New York, NY 10281.

4.B       BUSINESS OVERVIEW

The information set forth under:

•

Section 6 Overview of the Group’s business on pages 27 et seq.,

•

The Technical glossary appendix on pages 566 et seq.

of the 2009 Registration Document is incorporated herein by reference.

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

4.C       ORGANIZATIONAL STRUCTURE

The information set forth in section 7 Organizational chart on page 175 of the 2009 Registration Document is incorporated herein by reference.

4.D       PROPERTY, PLANT AND EQUIPMENT

The information set forth under:

•

Section 8 Property, plant and equipment on pages 177 et seq.,

•

Section 6.4 Environmental Information, on pages 162 et seq.

of the 2009 Registration Document is incorporated herein by reference.

2009 form 20-F / FRANCE TELECOM – 9

Back to Contents

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

5.A       OPERATING RESULTS

This section sets forth:

•

an overview of the operating results of the Group incorporated by reference to (i) the introduction to section 9.1 and (ii) section 9.1.1, on pages 198 et seq. of the 2009 Registration Document;

•

a presentation of critical accounting policies set forth below;

•

a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2009, 2008 and 2007 incorporated by reference to sections 9.1.2 and 9.1.3 respectively, on pages 204 et seq. and 222 et seq. of the 2009 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, France Telecom sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 9.1.5.4 Financial aggregates not defined under IFRS on pages 262 et seq. of the 2009 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in (i) section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis on pages 252 et seq. of the 2009 Registration Document; (ii) note 1 to the consolidated financial statements; and (iii) the Financial Glossary set forth in appendix on pages 572 et seq. of the 2009 Registration Document is incorporated by reference herein.

Critical accounting policies

In accordance with the applicable rules in the European Union (“EU”) which require companies that are incorporated in a Member State and that have securities listed on an EU regulated market to use IFRS beginning with their 2005 financial year, France Telecom prepares its consolidated financial statements in accordance with IFRS as published by IASB, and bases its discussion and analysis of its financial condition and results of operations on such consolidated financial statements.

Although IFRS as issued by IASB constitutes a comprehensive basis of accounting, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be impacted by the following elements:

•

alternatives available under IFRS 1 when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer to other comprehensive income of all exchange rate variations, on a cumulative basis, for all foreign operations, at the transition date;

•

alternatives proposed by various IFRS standards, such as recognition of actuarial gains and losses on employee benefits according to the corridor method, proportionate consolidation of jointly controlled entities;

•

IFRS does not have a specific standard or interpretation for common control transactions, or for acquisitions of (or commitments to) non-controlling interests not resulting in a change in control, or for other similar transactions. In such circumstances, France Telecom – like other preparers – has to define its accounting policy in accordance with paragraphs 10 to 12 of IAS 8. As the IASB and IFRIC adopt or clarify the accounting standards and interpretations over time, France Telecom may modify its previously adopted accounting method (e.g. upon application of IAS 27R);

•

IFRS does not provide for specific accounting rules as to the form and content of the income statement but does include a standard on financial statements presentation.

2009 form 20-F / FRANCE TELECOM – 10

Back to Contents

Therefore and as further described in Notes 1 and 2 to its consolidated financial statements, France Telecom’s reported financial condition and results of operations are sensitive to the selection and application of the accounting policies by France Telecom and the judgment and other uncertainties affecting application of those policies.

In addition, France Telecom’s reported financial condition and results of operations are sensitive to estimates together with the related judgment, assumptions and uncertainties that underlie the preparation of its consolidated financial statements. The estimates may be revised if the underlying circumstances change or in the light of new information or experience. Consequently, estimates made at December 31, 2009 may subsequently be changed. These factors should be considered when reviewing France Telecom’s consolidated financial statements, in particular the topics discussed below:

Measurement of property, plant and equipment and intangible assets other than goodwill

As of December 31, 2009, 2008 and 2007, total property, plant and equipment amounted to 24.3 billion euros, 26.5 billion euros and 27.8 billion euros, respectively, and total intangible assets (mainly telecommunication licenses, trademarks, customer relationships and rights of use) amounted to 10,4 billion euros (4,9 billion euros  of which was recognized in business combinations), 14.5 billion euros and 16.7 billion euros, respectively.

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

Similarly, judgment is required in determining the useful lives of the assets both at and subsequent to the acquisition date. Such judgment considers obsolescence, physical damage, significant changes to the manner in which an asset is used, worse than expected economic performance, a drop in revenues and other external indicators.

Considering the type of assets and the nature of the activities, most of the France Telecom’s assets do not generate independent cash flows from those attached to the Cash-Generating Unit (CGU). Hence, the assessment of the need for an impairment test is mostly determined at the CGU level (see hereunder).

Purchase price allocation and allocation of goodwill

As of December 31, 2009, 2008 and 2007, the net book value of goodwill amounted to 28.2 billion euros, 30.3 billion euros and 30.8 billion euros, respectively as restated following the amendment to IAS 36 by IFRS 8 and described in Note 1.2.

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

Goodwill is to be allocated to each of the acquirer’s CGUs or groups of CGUs that is expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Therefore, changes in the way management monitors goodwill or in the segment reporting structure may require a reallocation and trigger the need for an impairment test.

2009 form 20-F / FRANCE TELECOM – 11

Back to Contents

Impairment testing of the recoverable amount of a CGU or group of CGUs

Impairment of goodwill and non-current assets were recorded for 0.5 billion euros in 2009, 0.3 billion euros in 2008 and 0.1 billion euros in 2007.

The determination of impairment involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. As such, the determination of the recoverable amount represents an area where significant assumptions and judgment are required.

The recoverable amount is the higher of the fair value less costs to sell and the value in use:

•

fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Because the fair value of France Telecom’s CGUs is rarely directly observable, it is determined on the basis of available market information, such as revenue and EBITDA multiples for comparable companies or transactions, or discounted cash flows including market participant assumptions on WACC or long-term growth rates;

•

value in use is determined by France Telecom based on the discounted cash flows derived from the applicable business plan.

When cash flow projections are used, they are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions, including:

•

the influence of competitors;

•

the evolution and utilization of new technologies;

•

the level of appeal of these new technologies and related services to the customers; and

•

the long-term growth rate and discount rate.

The values assigned to each of these parameters reflect past experience and anticipated changes over the period of the business plans.

In the economic environment induced by the financial crisis that has prevailed since 2008:

•

the business plans were drafted during the fourth quarter of each period in order to factor in the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine the value in use may include a specific risk premium to account for contingencies in the execution of certain business plans or for country risk (such as for certain African countries);

•

the perpetual growth rates used have been maintained on the whole, as in the Group’s assessment carried out at the end of 2009, the economic environment should not lead to any change in the long-term outlook of its industry. Perpetual growth rates were revised for a limited number of Eastern European countries to factor in the effects of the financial crisis.

Changes in the economic and financial environment, legal and regulatory decisions, or changes in competitors’ behavior in response to this economic environment will affect the estimate of recoverable amounts. They may also be affected by unforeseen changes in the political, economic or legal systems of certain countries.

The methodology used and the related estimates have a material impact on the recoverable value and ultimately the amount of any asset impairment. If the assumptions do not materialize as expected, this may result in decreased revenue, EBITDA or cash flows and materially change the potential impairment.

A sensitivity analysis of the recoverable amount in relation to the perpetual growth rate or discount rate and to the cash flows is provided in Note 8 to the consolidated financial statements.

2009 form 20-F / FRANCE TELECOM – 12

Back to Contents

Income taxes

As of December 31, 2009, 2008 and 2007, France Telecom recorded deferred tax assets under IFRS amounting to approximately 2.6 billion euros, 3.8 billion euros and 5.7 billion euros, respectively, net of deferred tax liabilities. These balances consist primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and tax loss carryforwards mainly related to France Telecom S.A., the parent company.

Significant judgment on the part of management is required in determining current and deferred income taxes, as a result of the inherent necessity of interpreting tax laws or assessing the respective technical merits of the company and tax administration positions following a tax audit as well as assessing the availability of future taxable income that can be offset against tax loss carryforwards within the appropriate timeframe, as estimated by management.

The realization of deferred tax assets is also reviewed by France Telecom’s management using each entity’s tax forecast based on budgets and strategic plans.

Net recognition (derecognition) linked to the reassessment of the recoverability of deferred tax assets in 2009, 2008 and 2007 amounted to (0.2) billion euros, (0.3) billion and 0.8 billion euros, respectively.

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

•

who is the primary obligor under the arrangement;

•

who bears inventory risk;

•

who has a reasonable latitude in establishing price with the customer for the service;

•

who has discretion in supplier selection;

•

who is involved in the determination of service specifications; and who bears the credit risk.

France Telecom’s policy for revenue recognition is further explained in Note 2.6 Revenues to the consolidated financial statements.

Employee benefits and share-based payment

Employee benefits obligations and expenses are based on certain assumptions used by France Telecom in calculating such amounts. Those assumptions include, among others, the discount rate, the participation rate to the benefit scheme and the annual rate of increase in future compensation levels.

France Telecom’s assumptions are based on historical experience and external data regarding compensation and discount trend rates. While France Telecom believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may affect its obligations and its future expenses.

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

2009 form 20-F / FRANCE TELECOM – 13

Back to Contents

Litigation and claims

At December 31, 2009, 2008 and 2007, provisions totalling each year 0.5 billion euros, are recorded to cover litigation and claims.

France Telecom exercises significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

The risk associated with the August 2, 2004 decision of the European Commission concerning alleged State aid in favor of France Telecom (and for which France Telecom has placed 1.0 billion euros in escrow since 2007), which was classified as a contingent liability, has crystallized in 2009 with the November 30, 2009 decision of the European Court of First Instance and therefore has resulted in a charge of 1.0 billion euros.

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

•

accounts payable: book value is deemed to approximate fair value because of their relatively short holding period;

•

financial liabilities at fair value through profit and loss: put options relating to non-controlling interests are deemed to be granted at fair market value, and are assessed according to the parameters of the contractual arrangements;

•

derivatives: either option pricing models or discounted present value of future cash flows. Because internal valuation techniques are a matter of judgment, their result is benchmarked by the Group with external valuations provided by banks.

5.B       LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the France Telecom group:

i) a comparative analysis of liquidity and cash flows, with a presentation of organic cash flow, of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

incorporated by reference to section 9.1.4, on pages 244 et seq. of the 2009 Registration Document.

See also Item 18 Financial Statements – Notes 18, 22, 23 and 28 to the consolidated financial statements.

5.C       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information set forth in section 11 Innovation, research and development, patents and licenses on pages 275 et seq. of the 2009 Registration Document is incorporated herein by reference.

2009 form 20-F / FRANCE TELECOM – 14

Back to Contents

5.D       TREND INFORMATION

The information set forth under:

•

Section 9.1 Analysis of the Group's financial position and earnings on pages 198 et seq.,

•

Section 6.1 The telecommunications services market, on pages 28 et seq.,

•

Section 6.2 France Telecom’s strategy, on pages 31 et seq.,

•

Section 4 Risk factors, on pages 13 et seq.

of the 2009 Registration Document is incorporated herein by reference.

5.E       OFF-BALANCE SHEET ARRANGEMENTS

See Item 18 Financial Statements – Note 31 to the consolidated financial statements.

5.F       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 18 Financial Statements – Notes 28.3 and 31 to the consolidated financial statements.

2009 form 20-F / FRANCE TELECOM – 15

Back to Contents

ITEM 6      Directors, senior management and employees

6.A       DIRECTORS AND SENIOR MANAGEMENT

The information set forth under:

•

Section 14.1.1 Composition of the Board of directors, on pages 284 et seq.,

•

Section 14.1.2 Information on the directors, on pages 286 et seq.,

•

Section 14.2.2 Information on the Chief Executive Officer, on pages 298 et seq.,

•

Section 14.2.4 Executive Committee, on pages 299 et seq.,

of the 2009 Registration Document is incorporated herein by reference.

6.B       COMPENSATION

The information set forth in section 15 Compensation and benefits paid to directors, officers and senior management on pages 311 et seq. of the 2009 Registration Document is incorporated herein by reference.

6.C       BOARD PRACTICES

The information set forth under:

•

Section 14.1.1. Composition of the Board of directors, on pages 284 et seq.,

•

Section 14.1.2.3 Court rulings, bankruptcy, conflicts of interest and further information, on page 293,

•

Section 14.1.3 Organization of the Board of Director’s and its committee’s work, on pages 294 et seq.,

•

Section 14.1.4.1 Adoption of a code of corporate governance, on page 297

•

Section 14.2.1 Management and limits set on CEO’s authority, on page 298,

•

Section 14.2.5 Group governance committees, on page 302 (with respect to the committees of the Company's management bodies),

•

Section 15.1 Rules for determining compensation of Directors and officers, on pages 312 et seq.,

•

Section 15.3 Compensation of Group Management Committee in 2009, on page 316.

of the 2009 Registration Document is incorporated herein by reference.

6.D       EMPLOYEES

The information set forth in sections 17.1 Workforce trends, on pages 320 et seq., 17.2 Organization of working hours, on pages 324 et seq., and 17.4 Labor relations, on pages 330 et seq. of the 2009 Registration Document is incorporated herein by reference.

2009 form 20-F / FRANCE TELECOM – 16

Back to Contents

6.E       SHARE OWNERSHIP

The information set forth under:

•

Section 14.1.2 Information on the directors, on pages 286 et seq.,

•

Section 14.2.4.2 Employee shareholdings and stock-options, on page 302 (with respect to the Executive Committee),

•

Section 15.2.1 Compensation paid to the Chairman and Chief Executive Officer, on page 314,

•

Section 15.2.3 Other compensation paid to salaried directors, on page 315,

•

Section 15.3 Group Management Committee compensation, on page 316,

•

Section 17.3 Compensation, on pages 325 et seq. (with respect to employees)

of the 2009 Registration Document is incorporated herein by reference.

ITEM 7      Major shareholders and related party transactions

7.A       MAJOR SHAREHOLDERS

The information set forth in section 18 Major shareholders, on pages 337 et seq. of the 2009 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of April 30, 2010, there were 40,304,681 ADSs of France Telecom outstanding and 112 holders of record were registered with The Bank of New York Mellon, depositary for the ADS program.

As of March 25, 2010, 54 United States residents were registered as owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom S.A. These U.S. residents held 8 000 France Telecom shares.

Based on a survey conducted by Thomson Financial and on information provided by The Bank of New York Mellon, France Telecom estimates that U.S. institutional investors held approximately 14.5 % of its share capital as of December 31, 2009.

7.B       RELATED PARTY TRANSACTIONS

See Item 18 Financial Statements – Note 33 to the consolidated financial statements.

The information set forth in section 19 Related party transactions, on page 341 of the 2009 Registration Document is incorporated herein by reference.

2009 form 20-F / FRANCE TELECOM – 17

Back to Contents

ITEM 8      Financial information

8.A       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The information set forth in sections 20.3 Dividend policy, on page 518 and 20.4 Litigation and arbitration proceedings, on pages 518 et seq. of the 2009 Registration Document is incorporated herein by reference.

8.B       SIGNIFICANT CHANGES

The information set forth in section 20.5 Significant change in financial or trading position, on page 519 of the 2009 Registration Document is incorporated herein by reference.

ITEM 9      The offer and listing

The principal trading market for the shares is NYSE Euronext Paris, where the shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the shares. The shares are included in the “CAC 40 Index” (a main benchmark index of 40 major stocks listed on NYSE Euronext Paris). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the New York Stock Exchange. BNP Paribas holds the share registry for France Telecom and The Bank of New York Mellon acts as depositary for the ADSs.

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

Trading history of France Telecom’s securities listed on the New York Stock Exchange

France Telecom S.A. shares are traded on NYSE Euronext Paris, compartment A (ISIN code: FR 0000133308) and in the form of American Depositary Shares (ADSs) on the New York Stock Exchange under the symbol “FTE” (Code 35177Q10).

2009 form 20-F / FRANCE TELECOM – 18

Back to Contents

The following table shows the monthly historical share price performance (unadjusted for payment of dividends) for the shares of France Telecom S.A. on the NYSE Euronext Paris and the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Paris S.A.		New York Stock Exchange
	(Price €)		(Price US$)
	High	Low	High	Low
November 2009	17.45	16.90	26.61	25.28
December 2009	17.82	16.96	26.84	24.69
January 2010	17.76	16.43	25.91	23.06
February 2010	17.23	16.23	23.80	22.50
March 2010	17.83	17.35	24.59	23.58
April 2010	17.82	16.34	24.12	21.41
Source: Bloomberg

The table below shows the annual historical shareprice performance for France Telecom S.A.’s shares on the NYSE Euronext Paris and ADSs on the New York Stock Exchange from 2005 to 2009.

	Euronext Paris S.A.		New York Stock Exchange
	(Price €)		(Price US$)
	High	Low	High	Low
2005	25.83	20.44	32.94	24.29
2006	21.87	15.73	27.75	21.07
2007	26.78	18.94	39.51	25.36
2008	25.87	16.94	38.42	22.57
2009	20.75	15.55	28.75	21.00
Source: Bloomberg

The table below shows the quarterly historical shareprice performance for France Telecom S.A.’s shares on the NYSE Euronext Paris and ADSs on the New York Stock Exchange in 2008, 2009 and for the first quarter of 2010.

	Euronext Paris S.A.		New York Stock Exchange
	(Price €)		(Price US$)
	High	Low	High	Low
First Quarter 2008	25.87	20.25	38.42	31.81
Second Quarter 2008	22.48	17.46	35.26	27.36
Third Quarter 2008	20.53	19.09	32.02	26.99
Fourth Quarter 2008	21.00	16.94	28.99	23.00
First Quarter 2009	20.75	16.86	28.75	21.00
Second Quarter 2009	17.55	15.86	24.05	21.13
Third Quarter 2009	18.69	15.55	28.00	22.35
Fourth Quarter 2009	18.08	16.86	27.38	24.69
First Quarter 2010	17.83	16.23	25.91	22.50
Source: Bloomberg

2009 form 20-F / FRANCE TELECOM – 19

Back to Contents

ITEM 10    Additional information

10.A     SHARE CAPITAL

Not applicable.

10.B     MEMORANDUM OF ASSOCIATION AND BYLAWS

The information set forth under:

•

Section 14.1.2.3 Court rulings,  bankruptcy, conflicts of interest and further information, as to the subsection entitled Restrictions regarding the sale of shares by the directors, on page 293,

•

Section 14.1.3.1 Board of director’s functioning and activity, as to the subsection entitled Chairman of the Board, on page 294,

•

Section 21.2 Memorandum and bylaws, on pages 524 et seq.,

•

Section 21.3 Factors that may have an impact in the event of a public offer, on page 523,

of the 2009 Registration Document is incorporated herein by reference.

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

10.C     MATERIAL CONTRACTS

The information set forth in section 22 Significant contracts, on page 529 of the 2009 Registration Document is incorporated herein by reference.

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

2009 form 20-F / FRANCE TELECOM – 20

Back to Contents

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

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of France Telecom if both of the following apply to you:

•

you are not a French resident for French tax purposes, and

•

you have held not more than 25% of France Telecom dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives;

unless you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory by the French administration, in which case you will be subject to a 50% tax on capital gain.

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

2009 form 20-F / FRANCE TELECOM – 21

Back to Contents

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

However, if you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory by the French administration, a higher withholding tax rate of 50% will be applied on any dividends paid to you by French companies.

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

Also, under the treaties that provided for the transfer of the tax credit (avoir fiscal) to non-resident individual shareholders, a tax credit attached to the dividends paid by French companies (of 50% of the amount of the dividend capped at 115 euros for single individuals and 230 euros for couples taxed jointly) may be transferred to non-resident individual shareholders under specific conditions.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty, French dividend withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied. In particular, you will have to comply with the formalities set out in section 10.5.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, France Telecom shall deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

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

2009 form 20-F / FRANCE TELECOM – 22

Back to Contents

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

In compliance with U.S. Treasury Department Circular 230, we notify you that this advice was written to support the promotion and marketing of the shares and ADSs. As a result you cannot rely on the statements herein to avoid U.S. tax penalties. You should seek advice from an independent tax advisor about the tax consequences under your own particular circumstances of investing in the shares or ADSs under the laws of France, the United States and its constituent jurisdictions, and any other jurisdictions where you may be subject to tax.

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

2009 form 20-F / FRANCE TELECOM – 23

Back to Contents

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

The U.S. dollar amount of a dividend received on the shares or ADSs will be based on the exchange rate for the currency received (if the dividend is paid in a currency other than U.S. dollars) on the date you recognize the dividend for U.S. federal income tax purposes, whether or not you convert the payment into U.S. dollars. You will have a basis in the currency received equal to the U.S. dollar amount of the dividend you realized. Any gain or loss on a subsequent conversion or other disposition of the currency generally will be ordinary income or loss from U.S. sources.

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

If you receive a currency other than U.S. dollars upon disposition of the shares or ADSs, you will realize an amount equal to the U.S. dollar value of the currency received on the date of disposition (or, if you are a cash-basis or electing accrual basis taxpayer, the settlement date). You will have a tax basis in the currency received equal to the U.S. dollar amount you realized. Any gain or loss on a subsequent conversion or disposition of the currency received generally will be U.S. source ordinary income or loss.

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

2009 form 20-F / FRANCE TELECOM – 24

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

10.F     DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G     STATEMENT BY EXPERTS

Not applicable.

10.H     DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

All documents provided to shareholders as required by law may be consulted at France Telecom's registered offices at 6 Place d’Alleray, 75015 Paris, France.

In addition, the bylaws of France Telecom are available on France Telecom’s website at www.orange.com.

France Telecom’s consolidated financial statements for the past three years are also available on its website.

10.I     SUBSIDIARY INFORMATION

Not applicable.

2009 form 20-F / FRANCE TELECOM – 25

Back to Contents

ITEM 11    Quantitative and qualitative disclosures about market risk

See Item 18 Financial Statements – Note 28 to the consolidated financial statements.

ITEM 12    Description of securities other than equity securities

12.A     DEBT SECURITIES

Not applicable.

12.B     WARRANTS AND RIGHTS

Not applicable.

12.C     OTHER SECURITIES

Not applicable.

2009 form 20-F / FRANCE TELECOM – 26

Back to Contents

12.D     AMERICAN DEPOSITARY SHARES

France Telecom's American Depositary Receipt ("ADR") facility is maintained by the Bank of New York Mellon ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of American Depositary Shares ("ADSs") evidenced by ADRs issued under the Deposit Agreement and France Telecom was filed with the SEC as an exhibit to the post effective amendment N°1 to our Form F-6 filed on March 26, 2008. Société Générale ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement.

Fees and charges payable by a holder of ADSs

Under the Deposit Agreement, the Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. The charges of the Depositary payable by investors are as follows:

Depositary actions:	Fee:
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Any cash distribution to ADS registered holders	$.02 (or less) per ADS
• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been shares and the shares had been deposited for issuance of ADSs
• Depositary services	$.02 (or less) per ADSs per calendar year
• Transfer and registration of shares on the Depositary's share register to or from the name of the Depositary or its agent when depositing or withdrawing shares	Registration or transfer fees
• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)	Expenses of the Depositary
• Converting foreign currency to U.S. dollars	Expenses of the Depositary
• As necessary	Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
• As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees and payments made by the Depositary to the issuer

No direct or indirect payments were made to France Telecom by the Depositary during the financial year ended December 31, 2009.

The Depositary has agreed to reimburse the Company for expenses the Company incurs that are related to establishment and maintenance expenses of the ADR facility. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. The amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.

2009 form 20-F / FRANCE TELECOM – 27

Back to Contents

PART II

ITEM 13    Defaults, dividend arrearages and delinquencies

As of the date of this Form 20-F and to France Telecom’s knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of France Telecom or any of its fully consolidated subsidiaries.

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

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosures controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

2009 form 20-F / FRANCE TELECOM – 28

Back to Contents

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

The Company management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

2009 form 20-F / FRANCE TELECOM – 29

Back to Contents

15.C     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited France Telecom and subsidiaries (the “Group”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of the Group and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris la Défense, France

February 25, 2010

2009 form 20-F / FRANCE TELECOM – 30

Back to Contents

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

ITEM 16C  Principal accountant fees and services

The information set forth under note 35 Fees paid to statutory auditors to the consolidated financial statements, on page 463 of the 2009 Registration Document is incorporated herein by reference.

ITEM 16D  Exemptions from listing standards for audit committees

France Telecom’s Audit Committee consists of six directors including three directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements include Messrs. Bezard and Michel, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr.Guillot, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. France Telecom’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

ITEM 16E  Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 21.1.3 Treasury shares held by the issuer in its name or by its subsidiaries – Share buyback program, on page 522 of the 2009 Registration Document is incorporated herein by reference.

2009 form 20-F / FRANCE TELECOM – 31

Back to Contents

The table below presents additional information on the purchases of treasury shares in 2009:

Period	Total number of shares purchased		Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs		Maximum number of shares that may yet be purchased under the programs (1)
January 2009	735,836		19.49	735,836		260,276,341	(2)
February 2009	440,000		18.03	440,000		259,926,341
March 2009	1,565,000		17.31	1,565,000		258,361,341
April 2009	891,000		16.83	891,000		257,470,341
May 2009	361,000	(3)	16.73	361,000	(3)	261,499,124	(4)
June 2009	744,971		16.19	744,971		263,924,284
July 2009	451,930		16.14	451,930		263,930,454
August 2009	1,036,500		17.30	1,036,500		263,930,454
September 2009	609,800		18.25	609,800		263,930,454
October 2009	1,909,600		17.79	1,909,600		263,806,614
November 2009	4,557,500		17.22	4,557,500		263,931,910
December 2009	3,498,500		17.32	3,498,500		262,932,430
Total	16,801,637			16,801,637

(1)

Measured at month end.

(2)

Under the 2008 Share buyback program approved by the Annual Shareholders' Meeting of May 27, 2008 for up to 10% of the share capital, which expired on May 26, 2009.

(3)

All shares were purchased under the 2008 Share buyback program.

(4)

Under the 2009 Share buyback program approved by the Annual Shareholders' Meeting of May 26, 2009 for up to 10% of the share capital for a period of 18 months.

ITEM 16F  Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G  Corporate governance

France Telecom has endeavored to take into account the New York Stock Exchange corporate governance standards. However, as a non-US company, France Telecom is not obliged to comply with the majority of these rules and may choose to follow rules applicable in France.

2009 form 20-F / FRANCE TELECOM – 32

Back to Contents

The table below discloses the significant ways in which France Telecom’s corporate governance practices differ from those required for U.S. companies listed on the New York Stock Exchange.

NYSE Standards	Corporate Governance Practices of France Telecom
Board Independence

France Telecom has chosen to follow the criteria for independence used in France in the Afep/Medef Report (October 2003). The Afep/Medef Report provides that one-third of board members should be independent. According to these criteria, seven members (out of the total of 15 current board members) are independent.

France Telecom has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria of independence as provided in the Afep/Medef Report are set forth in section 14.1.2.2 Independent Directors of the 2009 Registration Document, which is incorporated herein by reference.

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

Compensation/Nominating/ Corporate Governance Committee

France Telecom has a combined Governance and Corporate Social Responsibility Committee. The Committee consists of three directors, including two independent directors. The NYSE standards provide for the implementation of two separate committees (a Nominating Committee and a Compensation Committee) composed exclusively of independent directors. In terms of internal mechanics, while the Committee has a written charter, it does not comply with all the requirements of the NYSE.

Audit Committee

France Telecom’s Audit Committee consists of six directors including three independent directors.

Of these, two members are representatives of the French government and one is an employee who is not an executive officer of the issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Securities Exchange Act of 1934, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (C) relating to non executive employees and Rule 10A-3(b)(1)(iv) (E) relating to foreign government representatives. For its part, the Afep/Medef Report recommends that two-thirds of an audit committee’s members should be independent.

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

Equity Compensation Plans

Under French law, France Telecom must obtain shareholder approval at a Shareholders’ Meeting in order to adopt an equity compensation plan. Generally, the shareholders then delegate to the Board of Directors the authority to decide on the specific terms and conditions of the granting of equity  compensation, within the limits of the shareholders' authorization.

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

2009 form 20-F / FRANCE TELECOM – 33

Back to Contents

PART III

ITEM 17    Financial statements

Not applicable

ITEM 18    Financial statements

The information set forth in section 20.1.1 Consolidated financial statement, segment information, Notes to the consolidated financial statements on pages 344 to 470 of the 2009 Registration Statement is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited the accompanying consolidated statements of financial position of France Telecom and subsidiaries (the “Group”) as of December 31, 2009, 2008, 2007 and January 1, 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2009, 2008, 2007 and January 1, 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Without qualifying the above opinion, we draw your attention to Note 1.2 that sets out the change in accounting policy relating to the application, since January 1, 2009, of new standards and interpretations, namely IFRS 8 "Operating Segments ", IAS 36 "Impairment of assets" amended by IFRS 8 and IAS 1 revised "Presentation of financial statements".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris la Défense, France

February 25, 2010

2009 form 20-F / FRANCE TELECOM – 34

Back to Contents

ITEM 19    List of exhibits

1.1

Bylaws (statuts) of France Telecom, as amended on February 24, 2010.

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

2009 form 20-F / FRANCE TELECOM – 35

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/	Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Financial Officer

Paris, France

May 5, 2010

2009 form 20-F / FRANCE TELECOM – 36