Form 20-F
period 2010-12-31
FRANCE TELECOM /
filed 2011-04-21
CIK 1038143

As filed with the Securities and Exchange Commission on April 21, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

_____________

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	6 place d’Alleray 75505 Paris Cedex 15 France	French Republic (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Contact person: Stéphane Pallez, tel +33 1 44 44 92 44, stephane.pallez@orange-ftgroup.com,

6 place d’Alleray 75505 Paris Cedex 15, France

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share

Ordinary Shares, nominal value €4.00 per share*

Name of each exchange on which registered, respectively :

New York Stock Exchange

New York Stock Exchange*

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

Ordinary Shares, nominal value €4.00 per share: 2,648,858,606 at December 31, 2010

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**

Yes	No

** This requirement is not currently applicable to the registrant.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer

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

Presentation of information

The consolidated financial statements contained in this annual report of France Telecom on Form 20-F for the year ended December 31, 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with IFRS as adopted by the European Union, as of December 31, 2010.

This Form 20-F contains certain financial information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in Item 5 Operating and Financial Review and Prospects. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 18 Financial statements, including the Notes thereto.

In this Form 20-F, references to the “EU” are to the European Union, references to the “euro” or “€” are to the euro currency of the EU, references to the “United States” or “U.S.” are to the United States of America and references to “U.S. dollars” or “$” are to United States dollars.

References to the “2010 Registration Document” are references only to those pages and sections attached in Exhibit 15 to this Form 20-F.

As used in this Form 20-F, the terms “France Telecom”, “France Telecom group” and “the Group”, unless the context otherwise requires, refer to France Telecom together with its consolidated subsidiaries, and “France Telecom S.A.”, as well as “the Company”, refer only to the parent company, a French société anonyme (corporation), without its subsidiaries.

References to “the Shares” are references to France Telecom’s Ordinary Shares, nominal value €4.00 per share, and references to “the ADSs” are to France Telecom’s American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”) - about France Telecom, including, without limitation, certain statements made in Item 5 Operating and Financial Review and Prospects, as well as in Item 4.B Business overview. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “should”, “seeks”, “anticipates”, “outlook”, “target”, “objective”, or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

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

•

the effectiveness of the Conquests 2015 industrial project, including, but not limited to, the success of the action plans regarding human resources and information technologies, network development, customer satisfaction and international expansion, as well as the effectiveness of other strategic, operating and financial initiatives;

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

•

exchange rate fluctuations;

•

interest rate fluctuations, France Telecom’s ability to access the capital markets and the conditions of capital markets in general;

•

other risks and uncertainties discussed in Item 3 Key Information – 3.D Risk factors of this document.

Table of contents

PART I

1

ITEM 1     Identity of directors, senior management and advisers

1

ITEM 2     Offer statistics and expected timetable

1

ITEM 3     Key information

1

3.A    Selected financial data

1

3.B    Capitalization and indebtedness

3

3.C    Reasons for the offer and use of proceeds

3

3.D    Risk factors

4

ITEM 4     Information on France Telecom

4

4.A    History and development of the Company

4

4.B    Business overview

4

4.C    Organizational structure

5

4.D    Property, plant and equipment

5

ITEM 4A   Unresolved staff comments

5

ITEM 5     Operating and financial review and prospects

5

5.A    Operating results

5

5.B    Liquidity and capital resources

6

5.C    Research and development, patents and licenses, etc.

6

5.D    Trend information

6

5.E    Off-balance sheet arrangements

6

5.F    Tabular disclosure of contractual obligations

6

5.G    Safe harbor

7

ITEM 6     Directors, senior management and employees

7

6.A    Directors and senior management

7

6.B    Compensation

7

6.C    Board practices

7

6.D    Employees

7

6.E     Share ownership

8

ITEM 7     Major shareholders and related party transactions

8

7.A    Major shareholders

8

7.B    Related party transactions

8

7.C    Interests of experts and counsels

8

ITEM 8     Financial information

9

8.A    Consolidated statements and other financial information

9

8.B    Significant changes

9

ITEM 9     The offer and listing

9

9.A    Offer and listing details

9

9.B    Plan of distribution

10

9.C    Markets

10

9.D    Selling shareholders

11

9.E    Dilution

11

9.F    Expenses of the issue

11

ITEM 10   Additional information

11

10.A   Share capital

11

10.B   Memorandum of association and bylaws

11

10.C   Material contracts

11

10.D   Exchange controls

12

10.E   Taxation

12

10.F   Dividends and paying agents

16

10.G   Statement by experts

16

10.H   Documents on display

16

10.I    Subsidiary information

16

ITEM 11   Quantitative and qualitative disclosures about market risk

16

ITEM 12    Description of securities other than equity securities

16

12.A   Debt Securities

16

12.B   Warrants and Rights

16

12.C   Other Securities

16

12.D   American Depositary Shares

17

PART II

19

ITEM 13    Defaults, dividend arrearages and delinquencies

19

ITEM 14    Material modifications to the rights of security holders and use of proceeds

19

ITEM 15    Controls and procedures

19

15.A    Disclosure controls and procedures

19

15.B    Management’s annual report on internal control over financial reporting

19

15.C    Report of independent registered public accounting firms

20

15.D    Changes in internal control over financial reporting

21

ITEM 16     [reserved]

21

ITEM 16A   Audit committee financial expert

21

ITEM 16B   Code of ethics

21

ITEM 16C   Principal accountant fees and services

21

ITEM 16D   Exemptions from listing standards for audit committees

21

ITEM 16E   Purchase of equity securities by the issuer and affiliated purchasers

22

ITEM 16F   Change in Registrant’s Certifying Accountant

22

ITEM 16G   Corporate governance

23

PART III

24

ITEM 17    Financial statements

24

ITEM 18    Financial statements

24

ITEM 19    List of exhibits

25

Signature

26

Back to contents

PART I

ITEM 1     Identity of directors, senior management and advisers

Not applicable.

ITEM 2     Offer statistics and expected timetable

Not applicable.

ITEM 3     Key information

3.A    SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

The selected financial information presented below relating to the years ended December 31, 2006, 2007, 2008, 2009 and 2010 is extracted or derived from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés.

2010 form 20-F / FRANCE TELECOM – 1

Back to contents

CONSOLIDATED INCOME STATEMENT

	in euros
(million, except per share data)	2010	2009	2008	2007	2006
Revenues	45,503	44,845	46,712	46,568	51,702
Operating income/(loss)	7,562	7,650	9,754	10,540	6,988
Finance costs, net	(2,000)	(2,206)	(2,884)	(2,647)	(3,251)
Consolidated net income after tax of continuing operations	3,807	3,202	4,014	6,648	1,557
Consolidated net income after tax of discontinued operations	1,070	200	404	171	3,211
Net income attributable to owners of the parent	4,880	3,018	4,073	6,300	4,139
Net earnings per shares
Net income of continuing operations attributable to owners of France Telecom S.A.
Net earnings per share - basic	1.44(4)	1.06 (1)	1.41(1)	2.36	0.40
Net earnings per share - diluted	1.43(5)	1.06 (1)	1.39 (1)	2.30	0.39
Net income attributable to owners of France Telecom S.A.
Net earnings per share - basic	1.84(4)	1.14(1)	1.56(1)	2.42	1.59
Net earnings per share - diluted	1.82(5)	1.14(1)	1.54(1)	2.36	1.57

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	in euros
(million)	2010	2009	2008	2007	2006
Intangible assets, net (2)	40,335	37,750	43,923	47,465	49,675
Property, plant and equipment, net	24,756	23,547	25,826	27,849	28,222
Total assets	94,276	90,910	93,652	100,601	102,616
Net financial debt	31,840	32,534	35,424	37,980	42,017
Equity attributable to the owners of the parent	29,101	26,864	27,032	29,471	26,437

CONSOLIDATED STATEMENT OF CASH FLOWS

	in euros
(million)	2010	2009	2008	2007	2006
Net cash provided by operating activities	12,588	14,003	14,743	14,644	13,863
Net cash used in investing activities	(5,951)	(5,397)	(7,167)	(6,881)	(4,691)
Purchases of property, plant and equipment and intangible assets	(6,102)	(5,454)	(6,657)	(7,064)	(7,039)
Net cash used in financing activities	(6,117)	(9,554)	(6,706)	(7,654)	(9,271)
Cash and cash equivalents at end of year	4,428	3,805	4,694	4,025	3,970

RATIO

	in euros
	2010	2009	2008	2007	2006
Dividend per share for the year	1.40(3)	1.40	1.40	1.30	1.20

(1)  Earnings per share calculated on a comparable basis.

(2)  Includes goodwill and the other intangible assets.

(3)  Subject to approval by the shareholders' meeting of June 7, 2011.

(4)  The weighted average number of ordinary shares used for calculating basic earnings per share is 2,647,269,516.

(5)  The weighted average number of ordinary shares used for calculating diluted earnings per share is 2,710,317,023.

2010 form 20-F / FRANCE TELECOM – 2

Back to contents

OPERATIONAL DATA

	2010	2009	2008	2007	2006
Number of fixed telephone lines (in millions)	45.1	46.1	46.7	47.4	48.7
Number of mobile customers (in millions)	150.4	132.6	121.8	110	97.6
Number of broadband (mainly ADSL) customers (in millions)	13.7	13.5	12.7	11.7	9.8
Number of employees (workforce end of period)	168,694	164,651	169,692	187,331	191,036

Exchange rate information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the Shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividend received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00, as published elsewhere. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Item 3.D Risk factors: “France Telecom’s results and cash position are exposed to exchange rate fluctuations”.

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
YEARLY AMOUNTS
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4726	1.6010	1.2446
2009	1.4332	1.3935	1.5100	1.2547
2010	1.3269	1.3261	1.4536	1.1959
MONTHLY AMOUNTS
September 2010	1.3601	1.3103	1.3638	1.2708
October 2010	1.3894	1.3901	1.4066	1.3688
November 2010	1.3036	1.3654	1.4224	1.3036
December 2010	1.3269	1.3221	1.3395	1.3089
January 2011	1.3715	1.3371	1.3715	1.2944
February 2011	1.3793	1.3656	1.3794	1.3474
March 2011	1.4183	1.4020	1.4212	1.3813
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

3.C     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

2010 form 20-F / FRANCE TELECOM – 3

Back to contents

3.D    RISK FACTORS

The information set forth in section 4 Risk factors on pages 15 et seq. of the 2010 Registration Document is incorporated herein by reference.

The price of France Telecom’s ADSs and the U.S. dollar value of any dividend will be affected by fluctuations in the U.S. dollar/euro exchange rate.

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

Holders of France Telecom’s ADSs or U.S. resident shareholders may be unable to exercise preemptive rights granted to France Telecom’s shareholders, in which case holders of France Telecom’s ADSs could be substantially diluted. Under French law, whenever France Telecom issues new shares for payment in cash or in kind, France Telecom is usually required to grant preemptive rights to its shareholders. However, holders of France Telecom’s ADSs or U.S. resident shareholders may not be able to exercise these preemptive rights to acquire shares unless both the rights and the Shares are registered under the Securities Act or an exemption from registration is available.

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

ITEM 4     Information on France Telecom

4.A    HISTORY AND DEVELOPMENT OF THE COMPANY

See Item 18 Financial Statements – Note 3 to the consolidated financial statements.

The information set forth in section 5.1.5 Important events in the development of the Company’s business on pages 27 and 28 of the 2010 Registration Document is incorporated herein by reference.

Agent in the United States: Patrick Roussel, France Telecom North America, 2 World Financial Center, 225 Liberty Street suite# 4301, New York, NY 10281.

4.B    BUSINESS OVERVIEW

The information set forth under:

•

Section 6 Overview of the Group’s business on pages 29 et seq.,

•

The Technical glossary appendix on pages 602 et seq.,

of the 2010 Registration Document is incorporated herein by reference.

2010 form 20-F / FRANCE TELECOM – 4

Back to contents

Seasonality

In general, France Telecom’s business operations are not affected by any major seasonal variations. However, the telephone traffic generated from fixed line telephony over the Northern Hemisphere summer months in the third quarter (ended September 30) is generally lower than in the other quarters.

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

4.C    ORGANIZATIONAL STRUCTURE

The information set forth in section 7 Organizational chart on page 171 of the 2010 Registration Document is incorporated herein by reference.

4.D    PROPERTY, PLANT AND EQUIPMENT

The information set forth under:

•

Section 6.4 Environmental Information, on pages 157 et seq.,

•

Section 8 Property, plant and equipment on pages 173 et seq.,

•

and subsections Investment in networks and Investments in submarine cables of section 9.1.1.4 Key events in 2010, on pages 199 and 200 of the 2010 Registration Document is incorporated herein by reference.

ITEM 4A   Unresolved staff comments

None.

ITEM 5     Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS as issued by the IASB, as applied by France Telecom.

References in this Item to the Notes to the consolidated financial statements are references to the consolidated financial statements presented in Item 18 Financial Statements of this document.

5.A    OPERATING RESULTS

This section sets forth:

•

an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 9.1 Analysis of the Group’s financial position and earnings and (ii) section 9.1.1 Overview, on pages 195 et seq. of the 2010 Registration Document;

•

a presentation of critical accounting policies set forth below;

•

a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2010, 2009 and 2008 incorporated by reference to sections 9.1.2 Analysis of the Group’s income statement and capital expenditures and 9.1.3 Analysis by operating segment, respectively on pages 202 et seq. and 224 et seq. of the 2010 Registration Document;

2010 form 20-F / FRANCE TELECOM – 5

Back to contents

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, France Telecom sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 9.1.5.4 Financial aggregates not defined under IFRS on pages 271 et seq. of the 2010 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in (i) section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis on pages 261 et seq. of the 2010 Registration Document; (ii) Note 1 to the consolidated financial statements; and (iii) the Financial Glossary set forth in appendix on pages 608 et seq. of the 2010 Registration Document is incorporated by reference herein.

Critical accounting policies

The information set forth under section 20.1.3 Critical accounting policies on pages 497 et seq. of the 2010 Registration Document is incorporated herein by reference.

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

iii)

a discussion on the Group’s financial debt and financial resources,

incorporated by reference to section 9.1.4 Cash flows, equity and financial debt, on pages 251 et seq. of the 2010 Registration Document.

See also Item 18 Financial Statements – Notes 17, 21, 22 and 27 to the consolidated financial statements.

5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information set forth in section 11 Innovation, research and development, patents and licenses on pages 285 et seq. of the 2010 Registration Document is incorporated herein by reference.

5.D    TREND INFORMATION

The information set forth under:

•

Section 9.1 Analysis of the Group's financial position and earnings on pages 194 et seq.,

•

Section 6.1 The telecommunications services market, on pages 30 et seq.,

•

Section 6.2 France Telecom’s strategy, on pages 33 et seq.,

•

Section 4 Risk factors, on pages 15 et seq.,

of the 2010 Registration Document is incorporated herein by reference.

5.E    OFF-BALANCE SHEET ARRANGEMENTS

See Item 18 Financial Statements – Note 30 to the consolidated financial statements.

5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 18 Financial Statements – Notes 27.3 and 30 to the consolidated financial statements.

2010 form 20-F / FRANCE TELECOM – 6

Back to contents

5.G    SAFE HARBOR

Not applicable.

ITEM 6     Directors, senior management and employees

6.A     DIRECTORS AND SENIOR MANAGEMENT

The information set forth under:

•

Section 14.1.1 Composition of the Board of Directors, on pages 294 et seq.,

•

Section 14.1.2 Information on the directors, on pages 295 et seq.,

•

Section 14.2.2 Information on the Chief Executive Officer, on pages 310 et seq.,

•

Section 14.2.3 CEO Delegate, on page 310,

•

Section 14.2.4 Executive Committee, on pages 310 et seq.,

of the 2010 Registration Document is incorporated herein by reference.

6.B     COMPENSATION

The information set forth in sections 15 Compensation and benefits paid to executives, directors and corporate officers on pages 323 et seq. and 17.3.3 Stock options on pages 343 et seq. of the 2010 Registration Document is incorporated herein by reference.

6.C     BOARD PRACTICES

The information set forth under:

•

Section 14.1.1. Composition of the Board of Directors, on pages 294 et seq.,

•

Section 14.1.2.4 Court rulings, bankruptcy, conflicts of interest and further information, on page 305,

•

Section 14.1.3 Organization of the work of the Board of Directors and its committees, on pages 306 et seq.,

•

Section 14.1.4.1 Reference to a code of corporate governance, on page 309,

•

Section 14.2.1 Management and limits set on CEO’s authority, on page 310,

•

Section 14.2.5 Group governance committees, on page 313 (with respect to the committees of the Group's management bodies),

•

Section 15.1 Rules for determining compensation of Directors and officers, on pages 324 et seq.,

•

Section 15.3 Compensation for the General Management Committee and the Executive Committee in 2010, on page 330,

of the 2010 Registration Document is incorporated herein by reference.

6.D    EMPLOYEES

The information set forth in sections 17.1 Workforce trends, on pages 336 et seq., 17.2 Organization of working hours, on pages 340 et seq., and 17.4 Labor relations, on pages 346 et seq. of the 2010 Registration Document is incorporated herein by reference.

2010 form 20-F / FRANCE TELECOM – 7

Back to contents

6.E     SHARE OWNERSHIP

The information set forth under:

•

Section 14.1.2 Information on the directors, on pages 295 et seq.,

•

Section 14.2.4.2 Employee profit sharing and stock options, on page 313 (with respect to the Executive Committee),

•

Section 15.2.1 Compensation paid to the Chairman and Chief Executive Officer, on page 327,

•

Section 15.2.3 Other compensation paid to directors representing employees, on page 330,

•

Section 15.3 Compensation for the General Management Committee and the Executive Committee in 2010, on page 330,

•

Section 17.3 Compensation, on pages 341 et seq. (with respect to employees),

of the 2010 Registration Document is incorporated herein by reference.

ITEM 7     Major shareholders and related party transactions

7.A     MAJOR SHAREHOLDERS

The information set forth in section 18 Major shareholders, on pages 353 et seq. of the 2010 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 7, 2011, there were 55,785,526 ADSs of France Telecom outstanding and 120 holders of record were registered with The Bank of New York Mellon, depositary for the ADS program.

As of March 8, 2011, 34 United States residents were registered as owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom. Those U.S. residents held 11 870 France Telecom shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, France Telecom estimates that U.S. corporate and institutional investors held approximately 13.7 % of its share capital as at December 31, 2010.

7.B     RELATED PARTY TRANSACTIONS

See Item 18 Financial Statements – Note 32 to the consolidated financial statements.

The information set forth in section 19 Operations with parent companies, on page 357 of the 2010 Registration Document is incorporated herein by reference.

7.C     INTERESTS OF EXPERTS AND COUNSELS

Not applicable

2010 form 20-F / FRANCE TELECOM – 8

Back to contents

ITEM 8     Financial information

8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The information set forth in sections 20.3 Dividend distribution policy, on page 549, and 20.4 Litigation and arbitration proceedings, on pages 549 et seq., of the 2010 Registration Document is incorporated herein by reference.

8.B    SIGNIFICANT CHANGES

The information set forth in section 20.5 Significant change in financial or trading position, on page 550 of the 2010 Registration Document is incorporated herein by reference.

ITEM 9     The offer and listing

9.A    OFFER AND LISTING DETAILS

For information regarding risks related to France Telecom’s shares and ADSs, see Item 3.D Risk Factors: “France Telecom’s share price may fluctuate due to a wide range of factors”. “The price of France Telecom’s ADSs and the U.S. dollar value of any dividend will be affected by fluctuations in the U.S. dollar / euro exchange rate”. “Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise voting rights” and “Preemptive rights may be unavailable to holders of France Telecom’s ADSs”.

Trading history of France Telecom’s securities listed on the New York Stock Exchange (NYSE)

France Telecom’s share is traded on compartment A (large capitalizations) of Euronext Paris (ticker : FTE.PA and International Security Identification Number : FR0000133308) and in the form of ADS on the NYSE (ticker : FTE and CUSIP : 35177Q10).

The following table shows the monthly high and low prices (unadjusted for payment of dividends) for France Telecom’s share on Euronext Paris and France Telecom’s ADS on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2010	17.43	15.65	24.22	21.36
November 2010	17.45	15.60	24.59	20.31
December 2010	16.19	15.60	21.63	20.60
January 2011	16.46	15.59	22.36	20.17
February 2011	16.65	15.80	22.72	21.70
March 2011	16.19	14.67	22.57	20.21

2010 form 20-F / FRANCE TELECOM – 9

Back to contents

The table below shows the quarterly high and low prices (up to, and including, the first quarter 2010 : high and low closing prices), unadjusted for dividends, for France Telecom’s share on Euronext Paris and France Telecom’s ADS on the NYSE since January 1, 2008.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
First Quarter 2008	25.87	20.25	38.42	31.81
Second Quarter 2008	22.48	17.46	35.26	27.36
Third Quarter 2008	20.53	19.09	32.02	26.99
Fourth Quarter 2008	21.00	16.94	28.99	23.00
First Quarter 2009	20.75	16.86	28.75	21.00
Second Quarter 2009	17.55	15.86	24.05	21.13
Third Quarter 2009	18.69	15.55	28.00	22.35
Fourth Quarter 2009	18.08	16.86	27.38	24.69
First Quarter 2010	17.82	16.23	25.91	22.50
Second Quarter 2010	17.85	14.11	24.33	17.26
Third Quarter 2010	16.66	14.01	22.00	17.52
Fourth Quarter 2010	17.45	15.60	24.59	20.31
First Quarter 2011	16.65	14.67	22.72	20.17

The table below shows the annual high and low prices (up to and including 2009 : high and low closing prices), unadjusted for dividends, for France Telecom’s share on Euronext Paris and France Telecom’s ADS on the NYSE from 2006 to 2010.

	NYSE Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2006	21.87	15.73	27.75	21.07
2007	26.78	18.94	39.51	25.36
2008	25.87	16.94	38.42	22.57
2009	20.75	15.55	28.75	21.00
2010	17.92	14.01	25.98	17.26

9.B    PLAN OF DISTRIBUTION

Not applicable

9.C    MARKETS

The principal trading market for the Shares is Euronext Paris, where the Shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the Shares. The shares are included in the “CAC 40 Index” (a main benchmark index of 40 major stocks listed on Euronext Paris). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the NYSE. BNP Paribas holds the share registry for France Telecom and The Bank of New York Mellon acts as depositary for the ADSs.

2010 form 20-F / FRANCE TELECOM – 10

Back to contents

9.D    SELLING SHAREHOLDERS

Not applicable

9.E    DILUTION

Not applicable

9.F    EXPENSES OF THE ISSUE

Not applicable

ITEM 10     Additional information

10.A    SHARE CAPITAL

Not applicable.

10.B    MEMORANDUM OF ASSOCIATION AND BYLAWS

The information set forth under:

•

Section 14.1.2.4 Court rulings, bankruptcy, conflicts of interest and further information, as to the subsection entitled Restrictions regarding the sale of shares by the directors, on page 305,

•

Section 14.1.3.1 Functioning and activity of the Board of Directors, as to the subsection entitled Chairman of the Board of Directors, on page 306,

•

Section 21.2 Corporate bylaws, on pages 554 et seq.,

•

Section 21.3 Factors that may have an effect in the event of a public offering, on page 557,

of the 2010 Registration Document is incorporated herein by reference.

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

10.C    MATERIAL CONTRACTS

The information set forth in section 22 Material contracts, on page 559 of the 2010 Registration Document is incorporated herein by reference.

2010 form 20-F / FRANCE TELECOM – 11

Back to contents

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

Neither the French Commercial Code nor France Telecom’s bylaws presently impose any restrictions on the ability of non-French holders to hold or vote the Shares.

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

10.E.1   French Taxation

The following is a general summary of the material French tax consequences of owning and disposing of the shares of France Telecom. This summary may only be relevant to you if you are not a resident of France (as defined in Section 4 B of the French General Tax Code), no double tax treaty between France and your country contains a provision under which dividends or capital gains are expressly liable to French tax (see Section 4 bis of the French General Tax Code) and you do not hold your shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

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

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of France Telecom if both of the following apply to you:

•

you are not a French resident for French tax purposes, and

•

you have not held more than 25% of France Telecom dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives;

unless you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory (état ou territoire non coopératif) within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), in which case you will be subject to a 50% tax on capital gain. The list of Non-Cooperative States is published by ministerial executive order and is updated on a yearly basis.

If an applicable double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of France Telecom even if one or both of the above statements does not apply to you.

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

2010 form 20-F / FRANCE TELECOM – 12

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

However, if you are established or domiciled in a jurisdiction listed as a Non-Cooperative State, a higher withholding tax rate of 50% will be applied on any dividends paid to you by French companies. Irrespective of your tax residence, the 50% withholding tax will be applicable (subject to certain exceptions and, provided that the relevant conditions are fulfilled, subject to the more favorable provisions of an applicable double tax treaty) if dividends are paid to a bank account opened in a financial institution located in a Non-Cooperative State.

Under some treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%. Under some tax treaties, the withholding tax is eliminated altogether.

If the arrangements provided for by any of such treaties apply to a shareholder, France Telecom or the authorized intermediary will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, France Telecom or the authorized intermediary must withhold tax at the full rate of 25% or 50% as applicable, and the shareholder may subsequently claim the refund of excess tax paid.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty, French dividend withholding tax is reduced to 15% if your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied. In particular, you will have to comply with the formalities set out in Section 10.5.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, France Telecom or the authorized intermediary shall deduct French withholding tax at the rate of 25% or 50% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

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

Under the “Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, French estate and gift tax will not apply to the individual or entity acquiring your shares or ADSs if that individual or entity as well as you are residents of the United States and if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, unless you are domiciled in France at the time of making the gift of the Shares or ADSs or at the time of your death, or you used the Shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the Shares or ADSs for that use.

You should consult your own tax advisor about whether French estate and gift tax will apply and whether an exemption or tax credit can be claimed.

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your shares of France Telecom if both of the following apply to you:

•

you are not a French resident for the purpose of French taxation, and

•

you own, either directly or indirectly, less than 10% of France Telecom capital stock, provided your shares do not enable you to exercise influence on France Telecom.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements do not apply to you.

The French wealth tax generally does not apply to shares or ADSs if you are a resident of the United States for purposes of the U.S. France Treaty.

2010 form 20-F / FRANCE TELECOM – 13

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

As used here, a “U.S. Holder” means a beneficial owner of the Shares or ADSs, that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity taxed as a corporation that is created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a domestic trust.

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

Dividends

Distributions on France Telecom shares and ADSs, including French tax withheld and the gross amount of any payment on account of a French tax credit, will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. The dividends received prior to January 1, 2013 by non-corporate U.S. Holders, however, will be taxed as qualified dividends, at the same preferential rate allowed for long-term capital gains, because the ADSs are readily tradable on the NYSE.

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

2010 form 20-F / FRANCE TELECOM – 14

Back to contents

Dispositions

You will recognize gain or loss on disposition of France Telecom shares or ADSs in an amount equal to the difference between the amount you realized and your adjusted tax basis in the Shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it measured in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the Shares or ADSs for at least one year. Long term capital gains realized prior to January 1, 2013 by non-corporate U.S. Holders qualify for preferential tax rates as low as 15%. Deductions for capital losses are subject to limitations.

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

2010 form 20-F / FRANCE TELECOM – 15

Back to contents

10.F     DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G     STATEMENT BY EXPERTS

Not applicable.

10.H    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

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

ITEM 11    Quantitative and qualitative disclosures about market risk

See Item 18 Financial Statements – Note 27 to the consolidated financial statements.

ITEM 12    Description of securities other than equity securities

12.A     DEBT SECURITIES

Not applicable.

12.B     WARRANTS AND RIGHTS

Not applicable.

12.C     OTHER SECURITIES

Not applicable.

2010 form 20-F / FRANCE TELECOM – 16

Back to contents

12.D     AMERICAN DEPOSITARY SHARES

France Telecom's ADR facility is maintained by the Bank of New York Mellon ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and France Telecom was filed with the SEC as an exhibit to the post effective amendment N°1 to our Form F-6 filed on March 26, 2008. Société Générale ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement.

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

The fees payable to the Depositary by investors are as follows:

Depositary actions:	Fee:
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Any cash distribution to ADS registered holders	$.02 (or less) per ADS
• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been shares and the shares had been deposited for issuance of ADSs
• Transfer and registration of shares on the Depositary’s share register to or from the name of the Depositary or its agent when depositing or withdrawing shares	Registration or transfer fees

In addition, investors must, as necessary, reimburse the Depositary for :

• Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes

•

Any charges incurred by the depositary or its agents for servicing the deposited securities

•

Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

•

Expenses of the Depositary for converting foreign currency to U.S. dollars

Fees and payments made by the Depositary to the Issuer

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

During the financial year ended December 31, 2010, a one-time reimbursement of 1.99 million U.S. dollars for previous years was made by the Depositary to France Telecom, in addition to a 1.5 million U.S. dollars payment for 2010.

2010 form 20-F / FRANCE TELECOM – 17

Back to contents

Voting the Shares at shareholders’ meetings

Pursuant to a deposit agreement signed with the Company, the Depositary shall, at the instruction of the Company, mail to owners of ADSs (the Owners):

•

a notice of impending meetings,

•

a statement that the Owners will be entitled, subject to any applicable provision of French law and the bylaws of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by the ADSs,

•

copy or summary of any material provided by the Company,

•

a voting instruction card,

•

and a statement as to the manner in which such instructions may be given.

If no instruction is received by the Depositary, the latter shall deem the Owners, subject to certain conditions, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares represented by the ADSs.

The Depositary will not charge any fee in connection with enabling the Owners to exercise their voting rights.

The Depositary and the Company may amend the voting procedures from time to time as they determine appropriate to comply with French or United States law or the bylaws of the Company.

Reports, Notices and Other Communications

On or before the first date on which the Company gives notice of any meeting of holders of Shares or of the taking of any action in respect of any cash or other distribution or the offering of any rights, the Company shall transmit to the Depositary a copy of the notice thereof. The Company will also arrange for the prompt transmittal to the Depositary of any other report and communication which is made generally available by the Company to holders of its Shares.  The Company may arrange for the Depositary to mail copies of such notices, reports and communications to all Owners.

2010 form 20-F / FRANCE TELECOM – 18

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

ITEM 14    Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15    Controls and procedures

15.A    DISCLOSURE CONTROLS AND PROCEDURES

In 2003, France Telecom created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by France Telecom. The Disclosure Committee, operating under the authority of the Chief Financial Officer, reviews all financial information distributed by the Group, as well as related documents such as press releases, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Deputy Chief Financial Officer and brings together the heads of the Accounting, Legal, Internal Audit, Investor Relations and Communication Departments.

France Telecom’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

15.B    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

France Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting of France Telecom (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

France Telecom’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles.

The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2010 form 20-F / FRANCE TELECOM – 19

Back to contents

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2010. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.C     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited France Telecom and subsidiaries (the “Group”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of the Group and our report dated February 24, 2011 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Frédéric Moulin	Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris la Défense, France

February 24, 2011

2010 form 20-F / FRANCE TELECOM – 20

Back to contents

15.D    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

ITEM 16     [reserved]

ITEM 16A   Audit committee financial expert

At its meeting held on February 5, 2008, France Telecom’s Board of Directors determined that a member of its Audit Committee, Mr. Charles-Henri Filippi, is an Audit Committee financial expert as defined in Item 16A(b) of Form 20-F. Charles-Henri Filippi is ”independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

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

ITEM 16C   Principal accountant fees and services

The information set forth under Note 34 Fees paid to statutory auditors to the consolidated financial statements, on page 489 of the 2010 Registration Document is incorporated herein by reference.

ITEM 16D   Exemptions from listing standards for audit committees

France Telecom’s Audit Committee consists of six directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements include Mr. Comolli, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Messrs. Guillot and Maouche, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. France Telecom’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

2010 form 20-F / FRANCE TELECOM – 21

Back to contents

ITEM 16E   Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 21.1.3 Treasury shares held by the Issuer or in its name or by its subsidiaries – Share buyback program, on page 552 of the 2010 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2010 :

Settlement month	Total number of shares purchased (2)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (1)
January 2010	1,635,000	17.18	1,635,000	260,044,099
February 2010	575,000	16.63	575,000	260,544,099
March 2010	908,799	17.55	908,799	261,474,594
April 2010	1,733,798	17.34	1,733,798	260,164,594
May 2010	350,080	15.98	350,080	259,814,514
June 2010	370,000	15.13	370,000	262,816,368
July 2010	275,000	14.56	275,000	262,541,368
August 2010	196,158	16.03	196,158	264,866,368
September 2010	1,315,000	16.13	1,315,000	264,666,368
October 2010	1,896,277	16.15	1,896,277	264,866,368
November 2010	1,287,150	16.96	1,287,150	264,646,368
December 2010	1,062,227	15.85	1,062,227	264,866,368
Total	11,604,489		11,604,489
(1) At month end

(2)    Until June 9, 2010, under the 2009 Share buyback program approved by the Annual Shareholders' Meeting of May 26, 2009 for up to 10% of the share capital; from June 10, 2010, under the 2010 Share buyback program approved by the Annual Shareholders' Meeting of June 9, 2010 for up to 10% of the share capital for a period of 18 months

ITEM 16F   Change in Registrant’s Certifying Accountant

Not applicable.

2010 form 20-F / FRANCE TELECOM – 22

Back to contents

ITEM 16G   Corporate governance

France Telecom has endeavored to take into account the NYSE corporate governance standards as codified in Section 303A of the NYSE Listed Company Manual. However, because France Telecom S.A. is not a US company, most of those standards do not apply to France Telecom, which may choose to follow rules applicable in France.

The table below discloses the significant ways in which France Telecom’s corporate governance practices differ from those required for U.S. companies listed on the NYSE.

NYSE Standards	Corporate Governance Practices of France Telecom
Board Independence

France Telecom’s Board of Directors has chosen to check the independence of its members against the criteria set out in France in the Afep/Medef Report (in Item 16G : “the Report”), which provides that one-third of board members should be independent. According to the criteria the Report sets out, seven members (out of the total of 15 current board members) are independent.

France Telecom has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 14.1.2.3 Independent Directors of the 2010 Registration Document, which section is incorporated herein by reference.

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

Of those, one is a representative of the French Government and two are employees who are not executive officers of the Issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Exchange Act, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (C) relating to non executive employees and Rule 10A-3(b)(1)(iv) (E) relating to foreign government representatives. For its part, the Report recommends that two-thirds of an audit committee’s members should be independent.

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

2010 form 20-F / FRANCE TELECOM – 23

Back to contents

PART III

ITEM 17    Financial statements

Not applicable

ITEM 18    Financial statements

The information set forth in section 20.1.1 Consolidated financial statements, Segment information, Notes to the consolidated financial statements on pages 360 to 494 of the 2010 Registration Document is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited the accompanying consolidated statements of financial position of France Telecom and subsidiaries (the “Group”) as of December 31, 2010, 2009, 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010, 2009, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Without qualifying the above opinion, we draw your attention to Notes 1.2 and 1.5 that describes the new standards, interpretations and changes in accounting policies applied from January 1, 2010, as it relates to accounting for interests in jointly controlled entities and accounting for actuarial gains and losses on defined benefit plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Frédéric Moulin	Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris la Défense, France

February 24, 2011

2010 form 20-F / FRANCE TELECOM – 24

Back to contents

ITEM 19    List of exhibits

1.1

Bylaws (statuts) of France Telecom, as amended on January 19, 2011.

2.3*

Indenture dated March 14, 2001 between France Telecom and, inter alia, Citibank, NA as Trustee.

8.0

List of France Telecom’s subsidiaries : the information set forth in Note 35 Scope of consolidation to the 2010 Consolidated financial statements, on page 490 of the 2010 Registration Document is incorporated herein by reference.

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

13.1

Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15

Excerpt of the pages and sections of the 2010 Registration Document that are incorporated herein by reference.

*    Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2010 form 20-F / FRANCE TELECOM – 25

Back to contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/	Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Financial Officer

Paris, France

April 21, 2011

2010 form 20-F / FRANCE TELECOM – 26