Form 20-F
period 2011-12-31
FRANCE TELECOM /
filed 2012-04-13
CIK 1038143

As filed with the Securities and Exchange Commission on April 13 2012

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Contact person: Nicolas Guérin, tel +33 1 44 44 21 05, dirjuridique.dfs@orange.com,

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

Ordinary Shares, nominal value €4.00 per share: 2,648,885,383 at December 31, 2011

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

Presentation of information

The consolidated financial statements contained in this annual report of France Telecom on Form 20-F for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with IFRS as adopted by the European Union, as of December 31, 2011.

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

References to the “2011 Registration Document” are references only to those pages and sections attached in Exhibit 15 to this Form 20-F.

As used in this Form 20-F, the terms “France Telecom-Orange”, “France Telecom”, “Orange”, “France Telecom group” and “the Group”, unless the context otherwise requires, refer to France Telecom together with its consolidated subsidiaries, and “France Telecom S.A.”, as well as “the Company”, refer only to the parent company, a French société anonyme (corporation), without its subsidiaries.

References to “the Shares” are references to France Telecom’s Ordinary Shares, nominal value €4.00 per share, and references to “the ADSs” are to France Telecom’s American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

2011 form 20-F / FRANCE TELECOM – 2

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”) - about France Telecom, including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “expect”, “estimate”, “believe”, “anticipate”, “propose”, “continue”, “foresee”, “benefit”, “carry out”, “meet”, “strategy”, “objective”, “aim”, “development”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out” or “commitment” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

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

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

fluctuations in general economic activity levels as well as the level of activity in each of the markets in which France Telecom operates;

•

the effectiveness of the strategy reflected in the “Conquests 2015” strategic plan as well as of the other strategic, operational, and financial initiatives of France Telecom and the level of Group investment necessary to pursue this strategy and to adapt its networks;

•

France Telecom’s ability to face intense competition within its sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator;

•

fiscal and regulatory constraints, in particular in setting wholesale rates;

•

results of current litigation, in particular the litigation with the European Commission regarding changes to the system for financing the retirement pensions for civil servants working at France Telecom;

•

risks and uncertainties specifically related to international operations;

•

risks related to the impairment of assets;

•

exchange rate fluctuations;

•

conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks.

Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information – 3.D Risk Factors.

2011 form 20-F / FRANCE TELECOM – 3

PART I

6

ITEM 1    Identity of directors, senior management and advisers

6

ITEM 2    Offer statistics and expected timetable

6

ITEM 3    Key information

6

3.A      Selected financial data

6

3.B      Capitalization and indebtedness

8

3.C      Reasons for the offer and use of proceeds

8

3.D      Risk factors

9

ITEM 4    Information on France Telecom

10

4.A      History and development of France telecom

10

4.B      Business overview

10

4.C      Organizational structure

10

4.D      Property, plant and equipment

10

ITEM 4A  Unresolved staff comments

11

ITEM 5    Operating and financial review and prospects

11

5.A      Operating results

11

5.B      Liquidity and capital resources

12

5.C      Research and development, patents and licenses, etc.

12

5.D      Trend information

12

5.E      Off-balance sheet arrangements

12

5.F      Tabular disclosure of contractual obligations

12

5.G      Safe harbor

12

ITEM 6    Directors, senior management and employees

13

6.A      Directors and senior management

13

6.B      Compensation

13

6.C      Board practices

13

6.D      Employees

13

6.E      Share ownership

14

ITEM 7    Major shareholders and related party transactions

14

7.A      Major shareholders

14

7.B      Related party transactions

14

7.c      Interests of experts and counsels

14

ITEM 8    Financial information

15

8.A      Consolidated statements and other financial information

15

8.B      Significant changes

15

ITEM 9    The offer and listing

16

9.A      Offer and listing details

16

9.B      Plan of distribution

17

9.C      Markets

17

9.D      Selling shareholders

17

9.E      Dilution

17

2011 form 20-F / FRANCE TELECOM – 4

9.F      Expenses of the issue

17

ITEM 10  Additional information

18

10.A      Share capital

18

10.B      Memorandum of association and bylaws

18

10.C    Material contracts

18

10.D    Exchange controls

18

10.E    Taxation

19

10.F    Dividends and paying agents

24

10.G    Statement by experts

24

10.H    Documents on display

24

10.I    Subsidiary information

24

ITEM 11  Quantitative and qualitative disclosures about market risk

24

ITEM 12  Description of securities other than equity securities

25

12.A    Debt Securities

25

12.B    Warrants and Rights

25

12.C    Other Securities

25

12.D    American Depositary Shares

25

PART II

27

ITEM 13  Defaults, dividend arrearages and delinquencies

27

ITEM 14  Material modifications to the rights of security holders and use of proceeds

27

ITEM 15  Controls and procedures

27

15.A    Disclosure controls and procedures

27

15.B    Management’s annual report on internal control over financial reporting

27

15.C    Report of independent registered public accounting firms

28

15.d    Changes in internal control over financial reporting

29

ITEM 16  [reserved]

29

ITEM 16A  Audit committee financial expert

29

ITEM 16B  Code of ethics

29

ITEM 16C  Principal accountant fees and services

29

ITEM 16D  Exemptions from listing standards for audit committees

30

ITEM 16E  Purchase of equity securities by the issuer and affiliated purchasers

30

ITEM 16F  Change in Registrant’s Certifying Accountant

30

ITEM 16G  Corporate governance

31

ITEM 16H  Mine Safety Disclosure

31

PART III

32

ITEM 17  Financial statements

32

ITEM 18  Financial statements

32

ITEM 19  List of exhibits

33

Signature

34

2011 form 20-F / FRANCE TELECOM – 5

PART I

ITEM 1    Identity of directors, senior management and advisers

Not applicable.

ITEM 2    Offer statistics and expected timetable

Not applicable.

ITEM 3    Key information

3.A      SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2007, 2008, 2009, 2010 and 2011.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2007, 2008, 2009, 2010 and 2011 is extracted or derived from the consolidated financial statements. The periods ended December 31, 2009, 2010 and 2011 are derived from audited consolidated financial statements included in the 2011 Registration Document and the periods ended December 31, 2007 and 2008 are derived from audited consolidated financial statements which are not included herein.

CONSOLIDATED INCOME STATEMENT
	in euros
(million, except per share data)	2011	2010	2009	2008	2007
Revenues	45,277	45,503	44,845	46,712	46,568
Operating income/(loss)	7,948	7,562	7,650	9,754	10,540
Finance costs, net	(2,033)	(2,000)	(2,206)	(2,884)	(2,647)
Consolidated net income after tax of continuing operations	3,828	3,807	3,202	4,014	6,648
Consolidated net income after tax of discontinued operations	-	1,070	200	404	171
Net income attributable to owners of the parent	3,895	4,880	3,018	4,073	6,300
Net earnings per shares
Net income of continuing operations attributable to owners of France Telecom S.A.
Net earnings per share - basic	1.47(1)	1.44(3)	1.06 (3)	1.41(3)	2.36
	2011	2010	2009	2008	2007
Net earnings per share - diluted	1.46(2)	1.43(3)	1.06 (3)	1.39 (3)	2.30
Net income attributable to owners of France Telecom S.A.
Net earnings per share - basic	1.47(1)	1.84(3)	1.14(3)	1.56(3)	2.42
Net earnings per share - diluted	1.46(2)	1.82(3)	1.14(3)	1.54(3)	2.36

2011 form 20-F / FRANCE TELECOM – 6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	in euros
(million)	2011	2010	2009	2008	2007
Intangible assets, net (4)	38,683	40,335	37,750	43,923	47,465
Property, plant and equipment, net	23,634	24,756	23,547	25,826	27,849
Total assets	96,083	94,276	90,910	93,652	100,601
Net financial debt	30,890	31,840	32,534	35,424	37,980
Equity attributable to the owners of the parent	27,573	29,101	26,864	27,032	29,471

CONSOLIDATED STATEMENT OF CASH FLOWS
	in euros
(million)	2011	2010	2009	2008	2007
Net cash provided by operating activities	12,879	12,588	14,003	14,743	14,644
Net cash used in investing activities	(6,308)	(5,951)	(5,397)	(7,167)	(6,881)
Purchases of property, plant and equipment and intangible assets	(6,711)	(6,102)	(5,454)	(6,657)	(7,064)
Net cash used in financing activities	(2,860)	(6,117)	(9,554)	(6,706)	(7,654)
Cash and cash equivalents at end of year	8,061	4,428	3,805	4,694	4,025

DIVIDEND

	2011	2010	2009	2008	2007
Dividend per share for the year (euros)	1.40(5)	1.40	1.40	1.40	1.30
Dividend per share for the year (dollars)(6)	1.83	1.83	1.83	1.83	1.70

(1)  The weighted average number of ordinary shares used for calculating basic earnings per share is 2,643,535,474.

(2)  The weighted average number of ordinary shares used for calculating diluted earnings per share is 2,711,972,965.

(3)  Earnings per share calculated on a comparable basis.

(4)  Includes goodwill and the other intangible assets.

(5)  Subject to approval by the shareholders' meeting of June 5, 2012.

(6)  The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on April 6, 2012 of €0.764 to $1.00.

OPERATIONAL DATA
	2011	2010	2009	2008	2007
Number of fixed telephone lines (in millions)	44.3	45.1	46.1	46.7	47.4
Number of mobile customers (in millions)	167.4	150.4	132.6	121.8	110
Number of broadband (mainly ADSL) customers (in millions)	14.4	13.7	13.5	12.7	11.7
Number of employees (workforce end of period)	171,949	168,694	164,651	169,692	187,331

2011 form 20-F / FRANCE TELECOM – 7

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

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
YEARLY AMOUNTS
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4726	1.6010	1.2446
2009	1.4332	1.3935	1.5100	1.2547
2010	1.3269	1.3261	1.4536	1.1959
2011	1.2973	1.3931	1.4875	1.2926

MONTHLY AMOUNTS
September 2011	1.3449	1.3747	1.4283	1.3446
October 2011	1.3947	1.3732	1.4172	1.3281
November 2011	1.3453	1.3558	1.3803	1.3244
December 2011	1.2973	1.3155	1.3487	1.2926
January 2012	1.3053	1.2910	1.3192	1.2682
February 2012	1.3359	1.3238	1.3463	1.3087
March 2012	1.3334	1.3208	1.3336	1.3025

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

On April 6, 2012, the Noon Buying Rate was $1.3089 per one euro.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5 Operating and Financial Review and Prospects.

3.B      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C      REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

2011 form 20-F / FRANCE TELECOM – 8

3.D      RISK FACTORS

The information set forth in section 4 Risk factors on pages 15 et seq. of the 2011 Registration Document is incorporated herein by reference.

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

Auditors in various non-U.S. jurisdictions, including France, are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”) and, as a result, there is a risk that quality improvements or deficiencies that could be identified by a PCAOB inspection will not be identified or addressed.

The independent registered public accounting firms that issue the audit reports included in this Annual Report on Form 20-F are required by the laws of the United States to undergo regular inspections, including reviewing of work papers and interviews, by the PCAOB to assess their compliance with the laws of the United States and applicable professional standards.  Because France Telecom’s auditors are located in France, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the French authorities, France Telecom’s auditors are not currently inspected by the PCAOB.  France Telecom’s auditors are, however, subject to regular inspections by the Haut Conseil du commissariat aux comptes, a comparable French regulatory body, that are similar in scope to the PCAOB inspections.

During its inspections, the PCAOB may identify deficiencies in an accounting firm’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  Since the PCAOB cannot conduct inspections in France, the PCAOB is prevented from regularly evaluating our auditors’ audits and quality control procedures.  As a result, investors in France Telecom securities may be deprived of any benefits that would have been realized as a result of PCAOB inspections and, depending on the circumstances, investors in France Telecom securities could lose confidence in France Telecom’s control procedures, financial statements or, more generally, in the quality of its reported financial information.

2011 form 20-F / FRANCE TELECOM – 9

ITEM 4    Information on France Telecom

4.A      HISTORY AND DEVELOPMENT OF FRANCE TELECOM

See Item 18 Financial Statements – Note 2 to the consolidated financial statements.

The information set forth in section 5.1. History and evolution of the Company on pages 27 and 28 of the 2011 Registration Document is incorporated herein by reference.

Agent in the United States: France Telecom Participations U.S. Inc., 13375 McLearen Road, Oak Hill, Virginia 20171

4.B      BUSINESS OVERVIEW

The information set forth under:

•

Section 6 Overview of the Group’s business on pages 29 et seq.,

•

The Glossary of technical terms on pages 598 et seq.,

of the 2011 Registration Document is incorporated herein by reference.

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

4.C      ORGANIZATIONAL STRUCTURE

The information set forth in section 7 Organizational chart on page 169 of the 2011 Registration Document is incorporated herein by reference.

4.D      PROPERTY, PLANT AND EQUIPMENT

The information set forth under:

•

Section 8 Property, plant and equipment on pages 171 et seq.,

•

subsection Investment in networks of section 9.1.1.4 Significant events, on pages 197 and 198,

•

and section 17.4 Environmental information, on pages 358 et seq.,

of the 2011 Registration Document is incorporated herein by reference.

2011 form 20-F / FRANCE TELECOM – 10

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

5.A      OPERATING RESULTS

This section sets forth:

•

an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 9.1 Analysis of the Group’s financial position and earnings and (ii) section 9.1.1 Overview, on pages 194 et seq. of the 2011 Registration Document;

•

a presentation of critical accounting policies set forth below;

•

a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2011, 2010 and 2009 incorporated by reference to sections 9.1.2 Analysis of the Group’s income statement and capital expenditures and 9.1.3 Analysis by operating segment, respectively on pages 203 et seq. and 222 et seq. of the 2011 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, France Telecom sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 9.1.5.4 Financial aggregates not defined by IFRS on pages 273 et seq. of the 2011 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in (i) section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis on pages 263 et seq. of the 2011 Registration Document; (ii) section 9.1.5.2 Additional information by operating segment on pages 268 et seq., (iii) Item 18 Financial Statements - Note 1 to the consolidated financial statements; and (iv) the Financial glossary set forth in appendix on pages 605 et seq. of the 2011 Registration Document is incorporated by reference herein.

Critical accounting policies

The information set forth under section 20.1.3 Critical accounting policies on pages 501 et seq. of the 2011 Registration Document is incorporated herein by reference.

2011 form 20-F / FRANCE TELECOM – 11

5.B      LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the France Telecom group:

i) a comparative analysis of liquidity and cash flows, with a presentation of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

incorporated herein by reference to section 9.1.4 Cash flow, shareholders’ equity and financial debt, on pages 253 et seq. of the 2011 Registration Document.

See also Item 18 Financial Statements – Notes 10 and 11 to the consolidated financial statements.

5.C      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information set forth in section 11 Innovation, research and development, patents and licenses on pages 287 et seq. of the 2011 Registration Document is incorporated herein by reference.

5.D      TREND INFORMATION

The information set forth under:

•

Section 9.1 Analysis of the Group's financial position and earnings on pages 194 et seq.,

•

Section 6.1 The telecommunications services market, on pages 30 et seq.,

•

Section 6.2 France Telecom-Orange strategy, on pages 33 et seq.,

•

Section 4 Risk factors, on pages 15 et seq.,

of the 2011 Registration Document is incorporated herein by reference.

5.E      OFF-BALANCE SHEET ARRANGEMENTS

See Item 18 Financial Statements – Note 14 to the consolidated financial statements.

5.F      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 18 Financial Statements – Notes 11.3 and 14 to the consolidated financial statements.

5.G      SAFE HARBOR

Not applicable.

2011 form 20-F / FRANCE TELECOM – 12

ITEM 6    Directors, senior management and employees

6.A      DIRECTORS AND SENIOR MANAGEMENT

The information set forth in section 14 Administrative and management bodies and senior management on pages 295 et seq. of the 2011 Registration Document is incorporated herein by reference.

6.B      COMPENSATION

The information set forth in sections 15 Compensation and benefits paid to directors, corporate officers and senior management on pages 311 et seq. and 17.2.4 Compensation on pages 346 et seq. of the 2011 Registration Document is incorporated herein by reference.

6.C      BOARD PRACTICES

The information set forth under:

•

Section 14.1.1 Composition of the Board of Directors, on pages 296 et seq.,

•

Section 15.1 Rules for determining the compensation of directors and corporate officers, on pages 312 et seq.,

•

Section 15.2.1.3 Tables summarizing other benefits granted to the corporate officers, on page 316,

•

Section 15.3 Executive Committee compensation in 2011, on page 318,

•

Section 16.1.1 Reference to a Code of Corporate Governance, on page 320,

•

Section 16.2 Operation of the Board of Directors, on page 321 et seq.,

•

Section 16.3 Operation of the General Management, on page 324 et seq.,

•

Section 16.4 Internal Control and Risk Management, on page 326 et seq.,

of the 2011 Registration Document is incorporated herein by reference.

6.D      EMPLOYEES

The information set forth in sections 17.2.1 Employment, on pages 338 et seq., 17.2.2 Work Organization, on pages 344 et seq., and 17.2.3 Social dialogue, on pages 345 et seq. of the 2011 Registration Document is incorporated herein by reference.

2011 form 20-F / FRANCE TELECOM – 13

6.E      SHARE OWNERSHIP

The information set forth under:

•

Section 14.1.3.2 Information on Company shares held by directors and corporate officers, on pages 306 et seq.,

•

Section 14.2.2 Shareholdings and stock-options, on page 310 (with respect to the Executive Committee),

•

Section 15.2.1 Compensation paid to corporate officers, on page 314,

•

Section 15.3 Executive Committee compensation in 2011, on page 318,

•

Section 17.2.4 Compensation, on pages 346 et seq. (with respect to employees),

of the 2011 Registration Document is incorporated herein by reference.

ITEM 7    Major shareholders and related party transactions

7.A      MAJOR SHAREHOLDERS

The information set forth in section 18 Major shareholders, on pages 365 et seq. of the 2011 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 20, 2012, there were 87,116,043 ADSs of France Telecom outstanding and 157 holders of record were registered with The Bank of New York Mellon, depositary for the ADS program.

As of March 21, 2012, 36 United States residents were registered as owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom. Those U.S. residents held 10 924 France Telecom shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, France Telecom estimates that U.S. corporate and institutional investors held approximately 14.6 % of its share capital as at December 31, 2011.

7.B      RELATED PARTY TRANSACTIONS

See Item 18 Financial Statements – Note 9.2 to the consolidated financial statements.

The information set forth in section 19 Transactions with parent companies, on page 369 of the 2011 Registration Document is incorporated herein by reference.

7.C      INTERESTS OF EXPERTS AND COUNSELS

Not applicable

2011 form 20-F / FRANCE TELECOM – 14

ITEM 8    Financial information

8.A      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The information set forth in sections 20.3 Dividend distribution policy, and 20.4 Litigation and arbitration proceedings, on page 554 of the 2011 Registration Document is incorporated herein by reference.

8.B      SIGNIFICANT CHANGES

On April 12, 2012, France Telecom-Orange (FT) and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) announced that they agreed on new terms for their continued partnership in Egyptian Company for Mobile Services (ECMS), which is listed on the Egyptian Exchange (EGX).  FT and OTMT currently hold 51.03% of the capital and voting rights of ECMS through MobiNil for Telecommunications S.A.E. (MobiNil). In addition, OTMT holds 20% directly and the remaining 29% of ECMS’s share capital is held by the public.

As part of the agreements,  on April 12, 2012, MT Telecom filed an application to launch  a mandatory tender offer to purchase up to 100% of the shares of ECMS with the Egyptian Financial Supervisory Authority (EFSA) at a price per share of EGP 202.5. OTMT has agreed to sell its 15% stake in ECMS as part of the planned offer. The offer remains subject to approval by the EFSA.

Pursuant to the new agreements, following the settlement of the offer, OTMT will decrease its direct shareholding in ECMS from 20% to 5% and a new holding company, MT Telecom, would hold up to 95% of the outstanding equity of ECMS after the proposed transactions, assuming EFSA approvals and 100% of the free float is tendered in the offer.  MobiNil, the company that is currently owned by OTMT and FT (28.75% and 71.25% respectively), would be 100% owned by FT once the transactions are completed.

MobiNil will also tender its entire shareholding in ECMS in the offer, thereby reducing its ECMS holding to zero. FT will also purchase OTMT’s 28.75% stake in MobiNil.  Based on current exchange rates, FT’s estimated total investment in ECMS as a result of the proposed transactions is 1.5 billion euros (which may be increased as a result of the exercise of the put and call options described below by up to approximately 185 million euros).

Following successful completion of the planned offer, OTMT would remain FT’s strategic partner in Egypt through MT Telecom, in which it would hold 28.75% of the voting rights, with FT holding the remaining 71.25%. OTMT would continue to be represented on the board of directors and participate in the management of ECMS through an amended and restated shareholders' agreement reflecting this new structure and its general services agreement. The parties have agreed to a revised set of put and call options with respect to OTMT’s remaining stakes in ECMS and MT Telecom, with a maximum exercise price of EGP 296 per share for shares sold pursuant to the put or call options in 2017.

Furthermore, the information set forth in section 20.5 Significant change in financial or trading position, on page 554 of the 2011 Registration Document is incorporated herein by reference.

2011 form 20-F / FRANCE TELECOM – 15

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

The table below shows the annual high and low prices, unadjusted for dividends, for France Telecom’s shares on Euronext Paris and France Telecom’s ADSs on the NYSE from 2007 to 2011.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2007	26.78	18.94	39.51	25.36
2008	25.87	16.94	38.42	22.57
2009	20.75	15.55	28.75	21.00
2010	17.83	14.15	25.91	17.31
2011	16.53	11.39	23.54	15.14
Source: Bloomberg

The table below shows the quarterly high and low prices, unadjusted for dividends, for France Telecom’s shares on Euronext Paris and France Telecom’s ADSs on the NYSE since January 1, 2010.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
First Quarter 2010	17.83	16.23	25.91	22.50
Second Quarter 2010	17,82	14,29	24,20	17,31
Third Quarter 2010	16,55	14,15	21,84	17,80
Fourth Quarter 2010	17,36	15,60	24,47	20,41
First Quarter 2011	16,53	14,74	22,62	20,31
Second Quarter 2011	15,90	14,19	23,54	20,12
Third Quarter 2011	14,66	11,39	21,33	15,52
Fourth Quarter 2011	13,59	11,58	19,34	15,14
First Quarter 2012	12,36	11,01	16,08	14,51
Source: Bloomberg

2011 form 20-F / FRANCE TELECOM – 16

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for France Telecom’s shares on Euronext Paris and France Telecom’s ADSs on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2011	13,59	12,03	19,34	15,80
November 2011	12,84	11,58	17,82	15,37
December 2011	12,70	11,72	17,02	15,14
January 2012	12,36	11,20	16,08	14,68
February 2012	11,73	11,25	15,87	14,75
March 2012	11,62	11,01	15,45	14,51
Source: Bloomberg

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

2011 form 20-F / FRANCE TELECOM – 17

ITEM 10  Additional information

10.A      SHARE CAPITAL

Not applicable.

10.B      MEMORANDUM OF ASSOCIATION AND BYLAWS

The information set forth under:

•

Section 14.1.3.2.3 Restrictions regarding the sale of shares by the directors and corporate officers, on page 306,

•

Section 16.2.2 Chairman of the Board of Directors, on page 321,

•

Section 21.2 Memorandum and bylaws, on pages 558 et seq.,

•

Section 21.3 Factors that may have an effect in the event of a public offering, on page 561,

of the 2011 Registration Document is incorporated herein by reference.

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

10.C    MATERIAL CONTRACTS

The information set forth in section 22 Material contracts, on page 563 of the 2011 Registration Document is incorporated herein by reference.

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

2011 form 20-F / FRANCE TELECOM – 18

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

10.E.1  French Taxation

The following is a general summary of the material French tax consequences of owning and disposing of the Shares or ADSs of France Telecom. This summary may only be relevant to you if you are not a resident of France (as defined in Section 4 B of the French General Tax Code), no double tax treaty between France and your country contains a provision under which dividends or capital gains are expressly liable to French tax (see Section 4 bis of the French General Tax Code) and you do not hold your Shares or ADSs in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances.

If you are considering buying Shares or ADSs of France Telecom, you should consult your own tax advisor about the potential tax effects of owning or disposing of Shares or ADSs in your particular situation.

France has recently introduced a comprehensive set of new tax rules applicable to French assets (such as the Shares/ADSs) that are held by or in foreign trusts. These rules provide notably for the inclusion of trust assets in the settlor's net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to Shares and ADSs held in trusts.

Taxation on sale or disposal of Shares and ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Shares or ADSs of France Telecom if all of the following apply to you:

•

you are not a French resident for French tax purposes;

•

you have not held more than 25% of France Telecom’s dividend rights, known as “droits aux bénéfices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and

•

you have not transferred the Shares/ADSs as part of a redemption or repurchase by France Telecom, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as a result, be subject to French dividend withholding tax.

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

If an applicable double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any Shares or ADSs of France Telecom even if one or more of the above statements do not apply to you.

If you are a resident of the United States who is eligible for the benefits of the income tax treaty between the United States of America and France dated August 31, 1994 (as further amended) (the “U.S. France Treaty”), you will not be subject to French tax on any capital gain if you sell or exchange your Shares or ADSs unless you have a permanent establishment or fixed base in France and the Shares or ADSs sold or exchanged were part of the business property of that permanent establishment or fixed base.

Special rules apply to individuals who are residents of more than one country.

2011 form 20-F / FRANCE TELECOM – 19

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Transfers of shares issued by a listed French company such as France Telecom will not be subject to French registration or stamp duty if such transfers are not evidenced by a written purchase and sale agreement (acte). However, if the transfer is evidenced by a written purchase and sale agreement executed either in France or outside of France, the transfer of Shares or ADSs will be subject to transfer duty at (i) 3% for the portion of the sale price below €200,000, (ii) 0.5% for the portion of the sale price between €200,000 and €500,000,000, and (iii) 0.25% for the portion of the sale price exceeding €500,000,000.

Pursuant to law 2012-354 dated March 14, 2012, the transfer duty rate is scheduled to be reduced as from August 1, 2012, to 0.1% as from the first euro with no cap.  If the transaction falls in the scope of the new tax on financial transactions provided for by article 235 ter ZD of the French General Tax Code, the transfer duty does not apply.

Article 235 ter ZD of the French General Tax Code provides that as from August 1, 2012, the acquisition for consideration of shares or equivalent instruments issued by a company whose registered office is located in France and whose market capitalization exceeds € 1 billion on the January 1 preceding the taxable event, is subject to a 0.1% financial transactions duty. Such new rules have not yet been interpreted by the French tax authorities and it is uncertain at this stage whether ADSs are in the scope of Article 235 ter ZD. If you are considering buying ADSs of France Telecom, you should consult your own tax advisor about the potential tax effects of owning or disposing of ADS in your particular situation.

Taxation of dividends

Under French domestic law, French companies must generally deduct a 30% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves, or the relevant portion of certain repurchase or redemption by France Telecom of its own shares) paid to non-residents (21% for distributions made to individuals that are resident in the European Economic Area). Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld at the appropriate treaty rate.

However, dividends paid or deemed to be paid by a French corporation, such as France Telecom, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 55%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received or deemed to be received in such States or territories (subject to the more favorable provisions of an applicable double tax treaty).

Under some tax treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%. Under some tax treaties, the withholding tax is eliminated altogether.

If the arrangements provided for by any of such treaties apply to a shareholder, France Telecom or the authorized intermediary will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, France Telecom or the authorized intermediary must withhold tax at the full rate of 21% or 30% or 55% as applicable, and the shareholder may subsequently claim the refund of excess tax paid.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty, French dividend withholding tax is reduced to 15% if your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied. In particular, you will have to comply with the formalities set out in Section 10.5.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, France Telecom or the authorized intermediary shall deduct French withholding tax at the rate of 21% or 30% or 55% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

2011 form 20-F / FRANCE TELECOM – 20

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

Under the “Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978” (as further amended), French estate and gift tax generally will not apply to the individual or entity acquiring your Shares or ADSs if that individual or entity as well as you are residents of the United States and if you transfer your Shares or ADSs by gift, or they are transferred by reason of your death, unless you are domiciled in France at the time of making the gift of the Shares or ADSs or at the time of your death, or you used the Shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the Shares or ADSs for that use.

You should consult your own tax advisor about whether French estate and gift tax will apply and whether an exemption or tax credit can be claimed.

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Shares or ADSs of France Telecom if both of the following apply to you:

•

you are not a French resident for the purpose of French taxation; and

•

you own, either directly or indirectly, less than 10% of France Telecom capital stock, provided your Shares or ADSs do not enable you to exercise influence on France Telecom.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements do not apply to you.

The French wealth tax generally does not apply to Shares or ADSs if you are a resident of the United States for purposes of the U.S. France Treaty provided that you do not own directly or indirectly Shares or ADSs exceeding 25% of the financial rights of France Telecom.

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

2011 form 20-F / FRANCE TELECOM – 21

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

2011 form 20-F / FRANCE TELECOM – 22

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

Under recent legislation, certain U.S. Holders will be required to report information with respect to Shares and ADSs that are held through foreign accounts.  U.S. Holders who fail to report information required under these rules could become subject to substantial penalties.  U.S. Holders are urged to consult their tax advisors regarding these and other reporting requirements that may apply with respect to their Shares or ADSs.

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

2011 form 20-F / FRANCE TELECOM – 23

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

ITEM 11  Quantitative and qualitative disclosures about market risk

See Item 18 Financial Statements – Note 11 to the consolidated financial statements.

2011 form 20-F / FRANCE TELECOM – 24

ITEM 12  Description of securities other than equity securities

12.A    DEBT SECURITIES

Not applicable.

12.B    WARRANTS AND RIGHTS

Not applicable.

12.C    OTHER SECURITIES

Not applicable.

12.D    AMERICAN DEPOSITARY SHARES

France Telecom's ADR facility is maintained by the Bank of New York Mellon ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and France Telecom was filed with the SEC as an exhibit to the post effective amendment N°1 to our Form F-6 filed on March 26, 2008. Société Générale ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement. For more complete information, including on holders’ rights and obligations, holders should read the entire deposit agreement, as amended, and the ADR itself.

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

2011 form 20-F / FRANCE TELECOM – 25

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

During the financial year ended December 31, 2011, a 0.6 million U.S. dollars payment was made by the Depositary to France Telecom.

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

2011 form 20-F / FRANCE TELECOM – 26

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

ITEM 14  Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15  Controls and procedures

15.A    DISCLOSURE CONTROLS AND PROCEDURES

In 2003, France Telecom created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by France Telecom. The Disclosure Committee, operating under the authority of the Chief Executive Officer Delegate, reviews all financial information distributed by the Group, as well as related documents such as press releases, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Investor Relations and Communication Departments.

France Telecom’s Chief Executive Officer and Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Executive Officer Delegate in his capacity as Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

2011 form 20-F / FRANCE TELECOM – 27

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

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.C    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited France Telecom and subsidiaries (the “Group”) internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

2011 form 20-F / FRANCE TELECOM – 28

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of the Group and our report dated February 22, 2012 expressed an unqualified opinion thereon.

s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris-La Défense,

February, 22, 2012

15.D    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

ITEM 16  [reserved]

ITEM 16A  Audit committee financial expert

At its meeting held on February 5, 2008, France Telecom’s Board of Directors determined that a member of its Audit Committee, Mr. Charles-Henri Filippi, is an Audit Committee financial expert as defined in Item 16A(b) of Form 20-F. Charles-Henri Filippi is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

ITEM 16B  Code of ethics

France Telecom’s Board of Directors has adopted a Code of Ethics that applies to all France Telecom employees, including the Chief Executive Officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of France Telecom’s Code of Ethics is available on France Telecom’s website at www.orange.com.

ITEM 16C  Principal accountant fees and services

See Item 18 Financial statements - Note 20 Fees paid to statutory auditors to the consolidated financial statements for further information.

2011 form 20-F / FRANCE TELECOM – 29

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

ITEM 16E  Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 21.1.3 Treasury shares held by or on behalf of the Issuer or its subsidiaries – Share buyback program, on pages 556 et seq. of the 2011 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2011 :

Settlement month	Total number of shares purchased (1)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (2)
January 2011	1,623,031	15.84	1,623,031	261,399,124
February 2011	2,348,532	16.17	2,348,532	261,499,124
March 2011	1,965,000	15.73	1,965,000	261,499,124
April 2011	1,609,639	15.59	1,609,639	261,499,124
May 2011	1,436,000	15.66	1,436,000	261,299,124
June 2011	1,900,000	14.93	1,900,000	263,600,793
July 2011	1,977,150	14.17	1,977,150	264,850,793
August 2011	7,225,099	12.76	7,225,099	258,425,793
September 2011	9,910,565	11.70	9,910,565	256,559,121
October 2011	2,565,978	12.53	2,565,978	264,217,764
November 2011	1,986,000	12.26	1,986,000	262,965,793
December 2011	932,718	12.00	932,718	264,850,793
Total	35,479,712		35,479,712	261,399,124

(1)  Until June 7, 2011, under the 2010 Share buyback program approved by the Annual Shareholders' Meeting of June 9, 2010  for up to 10% of the share capital; from June 7, 2011, under the 2011 Share buyback program approved by the Annual Shareholders' Meeting of June 7, 2011 for up to 10% of the share capital for a period of 18 months

(2) At month end

ITEM 16F  Change in Registrant’s Certifying Accountant

Not applicable.

2011 form 20-F / FRANCE TELECOM – 30

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

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 14.1.1.1 Independent Directors on page 297 of the 2011 Registration Document, which section is incorporated herein by reference.

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

ITEM 16H  Mine Safety Disclosure

Not applicable.

2011 form 20-F / FRANCE TELECOM – 31

PART III

ITEM 17  Financial statements

Not applicable

ITEM 18  Financial statements

The information set forth in section 20.1.1 Consolidated financial statements, Segment information, Notes to the consolidated financial statements on pages 372 to 499 of the 2011 Registration Statement is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited the accompanying consolidated statements of the financial position of France Telecom and subsidiaries (the “Group”) as at December 31, 2011, 2010, 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2011, 2010, 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2012 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris-La Défense,

February, 22, 2012

2011 form 20-F / FRANCE TELECOM – 32

ITEM 19  List of exhibits

1.1

Bylaws (statuts) of France Telecom, as amended on January 10, 2012.

2.3*

Indenture dated March 14, 2001 between France Telecom and, inter alia, Citibank, NA as Trustee.

8.0

List of France Telecom’s subsidiaries : the information set forth in Note 17 Scope of consolidation and associates to the 2011 Consolidated financial statements, on page 478 of the 2011 Registration Statement is incorporated herein by reference.

12.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Chief Executive Officer Delegate acting in his capacity as Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Executive Officer Delegate acting in his capacity as Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Excerpt of the pages and sections of the 2011 Registration Document that are incorporated herein by reference

15.2

Consent of Deloitte & Associés as auditors of France Telecom.

15.3

Consent of Ernst & Young Audit as auditors of France Telecom.

*

Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2011 form 20-F / FRANCE TELECOM – 33

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/	Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Executive Officer Delegate and Chief Financial Officer

Paris, France

April 13, 2012

2011 form 20-F / FRANCE TELECOM – 34