Form 20-F
period 2012-12-31
FRANCE TELECOM /
filed 2013-04-12
CIK 1038143

As filed with the Securities and Exchange Commission on April 12 2013

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14712

_____________

FRANCE TELECOM

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	78 rue Olivier de Serres 75015 Paris France	French Republic (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Contact person: Nicolas Guérin, tel +33 1 44 44 21 05, dirjuridique.dfs@orange.com,

78 rue Olivier de Serres 75015 Paris, France

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

Ordinary Shares, nominal value €4.00 per share: 2,648,885,383 at December 31, 2012

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

Presentation of information

The consolidated financial statements contained in this annual report of France Telecom on Form 20-F for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with IFRS as adopted by the European Union, as of December 31, 2012.

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

References to the “2012 Registration Document” are references only to those pages and sections attached in Exhibit 15 to this Form 20-F.

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

2012 form 20-F / FRANCE TELECOM – 2

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”), including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, "would", “expect”, “consider”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “predict”, “benefit”, “carry out”, “meet”, " increase ", “exceed", "preserve", "optimize", "control", "intend", "continue", "maintain", "invest", "be aimed at", “strategy”, “objective”, “prospects”, "outlook", "trends", “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or "progression" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Although France Telecom-Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

•

France Telecom-Orange’s ability to withstand intense competition within its sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of the fourth mobile operator;

•

fluctuations in general economic activity levels and in the level of activity in each of the markets in which France Telecom-Orange operates;

•

the political situation in the countries where the Group invests;

•

the emergence of new powerful players, such as content and service suppliers or search engines;

•

the Group's ability to obtain a return on its investments in the networks;

•

fiscal and regulatory constraints and changes;

•

conditions for accessing the capital markets, in particular risks related to financial market liquidity;

•

exchange rate or interest rates fluctuations;

•

asset impairements;

•

results of current litigation.

Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information – 3.D Risk Factors.

2012 form 20-F / FRANCE TELECOM – 3

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

11

ITEM 4A

Unresolved staff comments

11

ITEM 5

Operating and financial review and prospects

11

5.A

Operating results

11

5.B

Liquidity and capital resources

12

5.C

Research and development, patents and licenses, etc.

12

5.D

Trend information

12

5.E

Off-balance sheet arrangements

13

5.F

Tabular disclosure of contractual obligations

13

5.G

Safe harbor

13

ITEM 6

Directors, senior management and employees

13

6.A

Directors and senior management

13

6.B

Compensation

13

6.C

Board practices

13

6.D

Employees

14

6.E

Share ownership

14

ITEM 7

Major shareholders and related party transactions

14

7.A

Major shareholders

14

7.B

Related party transactions

14

7.C

Interests of experts and counsels

15

ITEM 8

Financial information

15

8.A

Consolidated statements and other financial information

15

8.B

Significant changes

15

ITEM 9

The offer and listing

15

9.A

Offer and listing details

15

9.B

Plan of distribution

16

9.C

Markets

17

9.D

Selling shareholders

17

9.E

Dilution

17

9.F

Expenses of the issue

17

2012 form 20-F / FRANCE TELECOM – 4

ITEM 10

Additional information

17

10.A

Share capital

17

10.B

Memorandum of association and bylaws

17

10.C

Material contracts

18

10.D

Exchange controls

18

10.E

Taxation

18

10.F

Dividends and paying agents

23

10.G

Statement by experts

23

10.H

Documents on display

24

10.I

Subsidiary information

24

ITEM 11

Quantitative and qualitative disclosures about market risk

24

ITEM 12

Description of securities other than equity securities

24

12.A

Debt Securities

24

12.B

Warrants and Rights

24

12.C

Other Securities

24

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

Purchase of equity securities by the issuer and affiliated purchasers

30

ITEM 16F

Change in Registrant’s Certifying Accountant

30

ITEM 16G

Corporate governance

31

ITEM 16H

Mine Safety Disclosure

31

PART III

32

ITEM 17

Financial statements

32

ITEM 18

Financial statements

32

Report of independent registered public accounting firms

32

ITEM 19

List of exhibits

33

Signature

34

2012 form 20-F / FRANCE TELECOM – 5

PART I

ITEM 1        Identity of directors, senior management and advisers

Not applicable.

ITEM 2        Offer statistics and expected timetable

Not applicable.

ITEM 3        Key information

3.A      SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. France Telecom’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2008, 2009, 2010, 2011 and 2012.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2008, 2009, 2010, 2011 and 2012 is extracted or derived from the consolidated financial statements. The periods ended December 31, 2010, 2011 and 2012 are derived from audited consolidated financial statements included in the 2012 Registration Document and the periods ended December 31, 2008 and 2009 are derived from audited consolidated financial statements which are not included herein.

CONSOLIDATED INCOME STATEMENT

	in euros
(million, except per share data)	2012	2011	2010	2009	2008
Revenues	43,515	45,277	45,503	44,845	46,712
Operating Income	4,063	7,948	7,562	7,650	9,754
Finance costs, net	(1,728)	(2,033)	(2,000)	(2,206)	(2,884)
Consolidated net income after tax of continuing operations	1,104	3,828	3,807	3,202	4,014
Consolidated net income after tax of discontinued operations	-	-	1,070	200	404
Net income attributable to owners of the parent	820	3,895	4,880	3,018	4,073
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic (1)	0.31	1.47	1.44	1.06	1.41
• diluted (1)	0.31	1.46	1.43	1.06	1.39
Net income
• basic (1)	0.31	1.47	1.84	1.14	1.56
• diluted (1)	0.31	1.46	1.82	1.14	1.54
(1) Earnings per share calculated on a comparable basis.

2012 form 20-F / FRANCE TELECOM – 6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	in euros
(million)	2012	2011	2010	2009	2008
Intangible assets (2)	37,591	38,683	40,335	37,750	43,923
Property, plant and equipment	23,662	23,634	24,756	23,547	25,826
Total assets	89,980	96,083	94,276	90,910	93,652
Share capital	10,596	10,596	10,595	10,595	10,460
Number of shares	2,649	2,649	2,649	2,649	2,615
Equity attributable to the owners of the parent	24,306	27,573	29,101	26,864	27,032
(2) Includes goodwill and the other intangible assets.

CONSOLIDATED STATEMENT OF CASH FLOWS

	in euros
(million)	2012	2011	2010	2009	2008
Net cash provided by operating activities	10,016	12,879	12,588	14,003	14,743
Net cash used in investing activities	(4,710)	(6,308)	(5,951)	(5,397)	(7,167)
Purchases of property, plant and equipment and intangible assets	(6,763)	(6,711)	(6,102)	(5,454)	(6,657)
Net cash used in financing activities	(5,072)	(2,860)	(6,117)	(9,554)	(6,706)
Cash and cash equivalents at end of year	8 321	8,061	4,428	3,805	4,694

 DIVIDEND

	2012	2011	2010	2009	2008
Dividend per share for the year (euros)	0.78(3)	1.40	1.40	1.40	1.40
Dividend per share for the year (dollars)(4)	1.02	1.83	1.83	1.83	1.83

(3)

Subject to approval by the Ordinary Shareholders' Meeting of May 28, 2013.

(4)

The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on April 5, 2013 of €0.768 to $1.00.

OPERATIONAL DATA

	2012	2011	2010	2009	2008
Number of fixed telephone lines (in millions)	43.2	44.3	45.1	46.1	46.7
Number of mobile customers (in millions)	172.4	167.4	150.4	132.6	121.8
Number of broadband (mainly ADSL) customers (in millions)	14.9	14.4	13.7	13.5	12.7
Number of employees (workforce end of period)	170,531	171,949	168,694	164,651	169,692

2012 form 20-F / FRANCE TELECOM – 7

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

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2008	1.3919	1.4726	1.6010	1.2446
2009	1.4332	1.3935	1.5100	1.2547
2010	1.3269	1.3261	1.4536	1.1959
2011	1.2973	1.3931	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062

Monthly amounts
October 2012	1.2958	1.2975	1.3133	1.2876
November 2012	1.3010	1.2837	1.3010	1.2715
December 2012	1.3186	1.3119	1.3260	1.2930
January 2013	1.3584	1.3304	1.3584	1.3047
February 2013	1.3079	1.3347	1.3692	1.3054
March 2013	1.2816	1.2953	1.3098	1.2782
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

On April 5, 2013, the Noon Buying Rate was $1.3027 per one euro.

For information regarding the effects of currency fluctuations on France Telecom’s results, see Item 5 Operating and Financial Review and Prospects.

3.B      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C      REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

2012 form 20-F / FRANCE TELECOM – 8

3.D      RISK FACTORS

The information set forth in section 4 Risk factors on pages 13 et seq. of the 2012 Registration Document is incorporated herein by reference.

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

If the depositary (or a U.S. resident shareholder) is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, the rights will lapse or be allowed to lapse, in which case no value will be given for these rights, and the ADS holder (or U.S. resident shareholder) will lose value.

Until December 31, 2012, auditors in various non-U.S. jurisdictions, including France, were not subject to inspection by the U.S. Public Company Accounting Oversight Board (“PCAOB”) and, as a result, there is a risk that quality improvements or deficiencies that could be identified by a PCAOB inspection will not be identified or addressed.

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

Because France Telecom’s auditors are located in France, a jurisdiction where the PCAOB was until recently unable to conduct inspections without the approval of the French authorities, France Telecom’s auditors could not be inspected by the PCAOB. France Telecom’s auditors were and continue to be, however, subject to regular inspections by the Haut Conseil du commissariat aux comptes ("H3C"), a comparable French regulatory body, that are similar in scope to the PCAOB inspections.  In addition, since January 31, 2013, pursuant to an agreement signed between the PCAOB and the H3C, the PCAOB is entitled to conduct joint inspections with the H3C.

Since the PCAOB was unable, until January 31, 2013, to conduct inspections in France, the PCAOB was prevented from regularly evaluating our auditors’ audits and quality control procedures. As a result, investors in France Telecom securities may be deprived of any benefits that would have been realized as a result of PCAOB inspections and, depending on the circumstances, investors in France Telecom securities could lose confidence in France Telecom’s control procedures, financial statements or, more generally, in the quality of its reported financial information.

2012 form 20-F / FRANCE TELECOM – 9

ITEM 4        Information on France Telecom

4.A      HISTORY AND DEVELOPMENT OF FRANCE TELECOM

The information set forth in:

•

section 5.1 History and evolution of the Company on pages 23 and 24 of the 2012 Registration Document

•

note 2 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

Agent in the United States: France Telecom Participations U.S. Inc., 13375 McLearen Road, Oak Hill, Virginia 20171.

4.B      BUSINESS OVERVIEW

The information set forth under:

•

Section 6 Overview of the Group’s business on pages 25 et seq.,

•

The Glossary of technical terms on pages 536 et seq.,

of the 2012 Registration Document is incorporated herein by reference.

Seasonality

In general, France Telecom’s business operations are not affected by any major seasonal variations. However, the telephone traffic generated from fixed line telephony over the Northern Hemisphere summer months in the third quarter (ended September 30) is generally lower than in the other quarters.

Furthermore, in the personal communication services markets, the number of new mobile customers for telecommunications services is generally higher in the second half of the calendar year than in the first half, primarily because of the increase in sales during the Christmas season. Consequently, revenues generated from the sale of equipment and packages, as well as the costs incurred in ordering equipment for customers and sales commissions, are generally higher in the second half of the calendar year than in the first half.

4.C      ORGANIZATIONAL STRUCTURE

The information set forth in section 7 Organizational chart on pages 135 et seq. of the 2012 Registration Document is incorporated herein by reference.

2012 form 20-F / FRANCE TELECOM – 10

4.D      PROPERTY, PLANT AND EQUIPMENT

The information set forth under:

•

section 8 Property, plant and equipment on pages 141 et seq.,

•

subsection Investment in networks of section 9.1.1.4 Significant events, on pages 167 and 168,

•

and section 17.2 Environmental information, on pages 312 et seq.,

of the 2012 Registration Document is incorporated herein by reference.

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

5.A      OPERATING RESULTS

This section sets forth:

•

an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 9.1 Analysis of the Group’s financial position and earnings and (ii) section 9.1.1 Overview, on pages 162 et seq. of the 2012 Registration Document;

•

a presentation of critical accounting policies set forth below;

•

a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2012, 2011 and 2010 incorporated by reference to sections 9.1.2 Analysis of the Group’s income statement and capital expenditures and 9.1.3 Analysis by operating segment, respectively on pages 171 et seq. and 189 et seq. of the 2012 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, France Telecom sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 9.1.5.4 Financial aggregates not defined by IFRS on pages 237 et seq. of the 2012 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in (i) section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis on pages 226 et seq., (ii) section 9.1.5.2 Additional information by operating segment on pages 232 et seq., and (iii) the Financial glossary set forth in appendix on pages 543 et seq., of the 2012 Registration Document; and (iv) note 1 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

2012 form 20-F / FRANCE TELECOM – 11

Critical accounting policies

The information set forth under section 20.1.3 Critical accounting policies on pages 445 et seq. of the 2012 Registration Document is incorporated herein by reference.

5.B      LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the France Telecom group:

i) a comparative analysis of liquidity and cash flows, with a presentation of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

incorporated herein by reference to:

•

section 9.1.4 Cash flow, shareholders’ equity and financial debt, on pages 218 et seq. of the 2012 Registration Document,

•

notes 10 Financial assets, liabilities and financial results and 11 Information on market risk and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements.

France Telecom-Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. The Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months. At December 31, 2012, France Telecom-Orange’s liquidity position exceeds its 2013 net financial debt obligations.

5.C      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information set forth in section 11 Research and development, patents and licenses on pages 251 et seq. of the 2012 Registration Document is incorporated herein by reference.

5.D      TREND INFORMATION

The information set forth under:

•

section 12 Information on trends, on page 255,

•

section 9.1 Analysis of the Group's financial position and earnings, on pages 162 et seq.,

•

section 6.1 The telecommunications services market, on pages 26 et seq.,

•

section 6.2 France Telecom-Orange strategy, on pages 29 et seq.,

•

section 4 Risk factors, on pages 13 et seq.,

of the 2012 Registration Document is incorporated herein by reference.

2012 form 20-F / FRANCE TELECOM – 12

5.E      OFF-BALANCE SHEET ARRANGEMENTS

The information set forth in note 14 Unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

5.F      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information set forth in notes 11.3 Liquidity risk management and 14 Unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

5.G      SAFE HARBOR

Not applicable.

ITEM 6       Directors, senior management and employees

6.A      DIRECTORS AND SENIOR MANAGEMENT

The information set forth in section 14 Administrative and management bodies and senior management on pages 259 et seq. of the 2012 Registration Document is incorporated herein by reference.

6.B      COMPENSATION

The information set forth in sections 15 Compensation and benefits paid to directors, corporate officers and senior management on pages 273 et seq. and 17.1.2 Compensation on pages 303 et seq. of the 2012 Registration Document is incorporated herein by reference.

6.C      BOARD PRACTICES

The information set forth under:

•

section 14.1.1 Composition of the Board of Directors, on pages 260 et seq.,

•

section 14.2.1 Composition of the Executive Committee, on pages 269 and seq.,

•

subsection Table 10 – Other benefits granted to corporate officers of section 15.1 Compensation of directors and corporate officers, on page 278,

•

section 16.1.1 Reference to a Code of Corporate Governance, on page 280,

•

section 16.2 Operation of the Board of Directors, on pages 281 et seq.,

•

section 16.3 Operation of the General Management, on pages 285 et seq.,

•

section 16.5 Risk Management and Internal Control, on pages 287 et seq.,

of the 2012 Registration Document is incorporated herein by reference.

2012 form 20-F / FRANCE TELECOM – 13

6.D      EMPLOYEES

The information set forth in sections 17.1.1 Employment, on pages 298 et seq. and 17.1.4 Social dialogue, on pages 306 et seq. of the 2012 Registration Document is incorporated herein by reference.

6.E      SHARE OWNERSHIP

The information set forth under:

•

section 14.1.3.2 Information on Company shares held by directors and corporate officers, on pages 268 and 269,

•

section 14.2.2 Shareholdings and stock-options, on page 272 (with respect to the Executive Committee),

•

section 15.1 Compensation of directors and corporate officers, on pages 274 et seq.,

•

section 15.2 Compensation of the Executive Committee, on page 278,

•

section 17.1.2 Compensation on pages 303 et seq. (with respect to employees),

of the 2012 Registration Document is incorporated herein by reference.

ITEM 7       Major shareholders and related party transactions

7.A      MAJOR SHAREHOLDERS

The information set forth in section 18 Major shareholders, on pages 325 et seq. of the 2012 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of April 4, 2013, there were 128,010,711 ADSs of France Telecom outstanding and 321 holders of record were registered with JP Morgan, depositary for the ADS program.

As of April 4, 2013, 34 United States residents were registered as owners of France Telecom’s shares with BNP Paribas Securities Services, provider of securities services for France Telecom. Those U.S. residents held 7,917 France Telecom shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, France Telecom estimates that U.S. corporate and institutional investors held approximately 12.8 % of its share capital as at December 31, 2012.

7.B      RELATED PARTY TRANSACTIONS

The information set forth in:

•

section 19 Transactions with parent companies, on page 329 of the 2012 Registration Document,

•

notes 9.2 Transactions with associates and 19 Executive compensation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

2012 form 20-F / FRANCE TELECOM – 14

7.C      INTERESTS OF EXPERTS AND COUNSELS

Not applicable

ITEM 8       Financial information

8.A      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The information set forth in sections 20.3 Dividend distribution policy, and 20.4 Litigation and arbitration proceedings, on page 490 of the 2012 Registration Document is incorporated herein by reference.

8.B      SIGNIFICANT CHANGES

The information set forth in section 20.5 Significant change in financial or trading position, on page 490 of the 2012 Registration Document is incorporated herein by reference.

ITEM 9       The offer and listing

9.A      OFFER AND LISTING DETAILS

For information regarding risks related to France Telecom’s shares and ADSs, see Item 3.D Risk Factors: “The price of France Telecom’s ADSs and the U.S. dollar value of any dividend will be affected by fluctuations in the U.S. dollar / euro exchange rate”; “Holders of ADSs may face disadvantages compared to holders of France Telecom’s shares when attempting to exercise certain rights as shareholders”; “Preemptive rights may be unavailable to holders of France Telecom’s ADSs”; and “Until December 31, 2012, auditors in various non-U.S. jurisdictions, including France, were not subject to inspection by the U.S. Public Company Accounting Oversight Board (“PCAOB”) and, as a result, there is a risk that quality improvements or deficiencies that could be identified by a PCAOB inspection will not be identified or addressed”.

Trading history of France Telecom’s securities listed on the New York Stock Exchange (NYSE)

France Telecom’s share is traded on compartment A (large capitalizations) of Euronext Paris (ticker : FTE.PA and International Security Identification Number : FR0000133308) and in the form of ADS on the NYSE (ticker : FTE and CUSIP : 35177Q10).

2012 form 20-F / FRANCE TELECOM – 15

The table below shows the annual high and low prices, unadjusted for dividends, for France Telecom’s shares on Euronext Paris and France Telecom’s ADSs on the NYSE from 2008 to 2012.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2008	25.87	16.94	38.42	22.57
2009	20.75	15.55	28.75	21.00
2010	17.83	14.15	25.91	17.31
2011	16.53	11.39	23.54	15.14
2012	12.36	7.94	16.08	10.31
Source: Bloomberg

The table below shows the quarterly high and low prices, unadjusted for dividends, for France Telecom’s shares on Euronext Paris and France Telecom’s ADSs on the NYSE since January 1, 2011.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
First Quarter 2011	16.53	14.74	22.62	20.31
Second Quarter 2011	15.90	14.19	23.54	20.12
Third Quarter 2011	14.66	11.39	21.33	15.52
Fourth Quarter 2011	13.59	11.58	19.34	15.14
First Quarter 2012	12.36	11.01	16.08	14.51
Second Quarter 2012	11.19	9.64	14.95	11.73
Third Quarter 2012	11.5	9.39	14.24	12.22
Fourth Quarter 2012	9.72	7.94	12.68	10.31
First Quarter 2013	9.12	7.26	12.08	9.60
Source: Bloomberg

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for France Telecom’s shares on Euronext Paris and France Telecom’s ADSs on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2012	9.72	8.60	12.68	11.22
November 2012	8.66	7.94	11.22	10.31
December 2012	8.55	8.12	11.18	10.59
January 2013	9.12	8.34	12.08	11.07
February 2013	8.37	7.26	11.55	9.60
March 2013	8.58	7.31	11.03	9.65
Source: Bloomberg

9.B      PLAN OF DISTRIBUTION

Not applicable

2012 form 20-F / FRANCE TELECOM – 16

9.C      MARKETS

The principal trading market for the Shares is Euronext Paris, where the Shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the Shares. The shares are included in the “CAC 40 Index” (a main benchmark index of 40 major stocks listed on Euronext Paris). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the NYSE. BNP Paribas holds the share registry for France Telecom and JPMorgan Chase Bank acts as depositary for the ADSs.

9.D      SELLING SHAREHOLDERS

Not applicable

9.E      DILUTION

Not applicable

9.F      EXPENSES OF THE ISSUE

Not applicable

ITEM 10     Additional information

10.A    SHARE CAPITAL

Not applicable.

10.B    MEMORANDUM OF ASSOCIATION AND BYLAWS

The information set forth under:

•

Section 14.1.3.2.3 Restrictions regarding the sale of shares by the directors and corporate officers, on page 269,

•

Section 16.2.2 Chairman of the Board of Directors, on page 281,

•

Section 21.2 Memorandum and bylaws, on pages 493 et seq.,

•

Section 21.3 Factors that may have an effect in the event of a public offering, on page 496,

of the 2012 Registration Document is incorporated herein by reference.

Ownership of shares by non-French persons

Under the French Commercial Code, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code, a person who is not a resident of the European Union (“EU”) is not required to obtain a prior authorization before acquiring a controlling interest in a French company with the exception of investments in certain sensitive economic areas, such as defense and public health. However, non-residents of France must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of 33 1/3 % or more of the capital or voting rights of a French company, or such lower percentage if it constitutes a controlling interest, in light of certain factors, such as the acquiring party’s intentions, the acquiring party’s ability to elect directors, and financial reliance by the company on the acquiring party.

The foregoing are in addition to the various French legal and regulatory requirements (as well as provisions under our bylaws) regarding disclosure of shareholdings and other matters which are applicable to all shareholders.

2012 form 20-F / FRANCE TELECOM – 17

10.C      MATERIAL CONTRACTS

The information set forth in section 22 Material contracts, on page 499 of the 2012 Registration Document is incorporated herein by reference.

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

France has recently introduced a comprehensive set of new tax rules applicable to French assets (such as the Shares/ADSs) that are held by or in foreign trusts. These rules provide notably for the inclusion of trust assets in the settlor's net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to Shares and ADSs held in trusts.  If the Shares or ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of the Shares or ADSs.

2012 form 20-F / FRANCE TELECOM – 18

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

unless you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory (état ou territoire non coopératif) within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), in which case you will be subject to a 75% tax on capital gain. The list of Non-Cooperative States is published by ministerial executive order and is updated on a yearly basis.

If an applicable double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any Shares or ADSs of France Telecom even if one or more of the above statements do not apply to you.

If you are a resident of the United States who is eligible for the benefits of the income tax treaty between the United States of America and France dated August 31, 1994 (as further amended) (the “U.S. France Treaty”) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the gain is treated for purposes of the U.S. taxation as your income, you will not be subject to French tax on any capital gain if you sell or exchange your Shares or ADSs unless you have a permanent establishment or fixed base in France and the Shares or ADSs sold or exchanged were part of the business property of that permanent establishment or fixed base.

Special rules apply to individuals who are residents of more than one country.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of Shares or ADSs are subject to a 0.2% French tax on financial transactions provided that France Telecom’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French state. Pursuant to a ministerial regulation (arrêté) dated January 11, 2013, France Telecom is included in such list as a company whose market capitalization exceeds 1 billion euros as of December 1, 2012 and therefore, purchases of France Telecom’s Shares or ADSs are subject to such tax.

Taxation of dividends

Under French domestic law, French companies must generally deduct a 30% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves, or the relevant portion of certain repurchase or redemption by France Telecom of its own shares) paid to non-residents (21% for distributions made to individuals that are resident in the European Economic Area and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20120912, n°130). Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld at the appropriate treaty rate.

2012 form 20-F / FRANCE TELECOM – 19

However, dividends paid or deemed to be paid by a French corporation, such as France Telecom, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received or deemed to be received in such States or territories (subject to the more favorable provisions of an applicable double tax treaty).

Under some tax treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%. Under some tax treaties, the withholding tax is eliminated altogether.

If the arrangements provided for by any of such treaties apply to a shareholder, France Telecom or the authorized intermediary will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, France Telecom or the authorized intermediary must withhold tax at the full rate of 15%, 21% or 30% or 75% as applicable, and the shareholder may subsequently claim the refund of excess tax paid.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% if your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied. In particular, you will have to comply with the formalities set out in Section 10.E.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, France Telecom or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 21% or 30% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

Certain tax exempt U.S. entities (such as tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 401 (b) of the Internal Revenue Code, (retroactive changes in plan) Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account) may be eligible for the reduced withholding tax rate of 15% on dividends. Specific rules apply to them as further described below in Section 10.5.3 “Procedure for Reduced Withholding Rate”.

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

2012 form 20-F / FRANCE TELECOM – 20

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

2012 form 20-F / FRANCE TELECOM – 21

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

Dispositions

You will recognize gain or loss on disposition of France Telecom Shares or ADSs in an amount equal to the difference between the amount you realized and your adjusted tax basis in the Shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it measured in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the shares or ADSs for at least one year. Long term capital gains realized by non-corporate U.S. Holders currently qualify for preferential tax rates as low as 20%. Deductions for capital losses are subject to limitations.

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

2012 form 20-F / FRANCE TELECOM – 22

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

2012 form 20-F / FRANCE TELECOM – 23

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

All documents provided to shareholders as required by law may be consulted at France Telecom's registered offices at 78 rue Olivier de Serres, 75015 Paris, France.

In addition, the bylaws of France Telecom are available on France Telecom’s website at http://www.orange.com/en/governance/documentation/documentation.

France Telecom’s consolidated financial statements for the past three years are also available on its website.

10.I    SUBSIDIARY INFORMATION

Not applicable.

ITEM 11     Quantitative and qualitative disclosures about market risk

The information set forth in note 11 Information on market risk and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

ITEM 12     Description of securities other than equity securities

12.A    DEBT SECURITIES

Not applicable.

12.B    WARRANTS AND RIGHTS

Not applicable.

12.C    OTHER SECURITIES

Not applicable.

2012 form 20-F / FRANCE TELECOM – 24

12.D    AMERICAN DEPOSITARY SHARES

France Telecom's ADR facility is maintained by JPMorgan Chase Bank, N.A. ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and France Telecom was filed with the SEC as an exhibit to our Form F-6 filed on May 14, 2012. BNP Paribas ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement. For more complete information, including on holders’ rights and obligations, holders should read the entire deposit agreement, as amended, and the ADR itself.

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

The fees payable to the Depositary by investors are as follows:

Depositary actions:	Fee:
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Any cash distribution to ADS registered holders	$0.05 (or less) per ADS
• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been shares and the shares had been deposited for issuance of ADSs
• Transfer and registration of shares on the Depositary’s share register to or from the name of the Depositary or its agent when depositing or withdrawing shares	Registration or transfer fees

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

During the financial year ended December 31, 2012, a 1.25 million U.S. dollars payment was made by the Depositary to France Telecom.

2012 form 20-F / FRANCE TELECOM – 25

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

2012 form 20-F / FRANCE TELECOM – 26

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

ITEM 14     Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15     Controls and procedures

15.A    DISCLOSURE CONTROLS AND PROCEDURES

In 2003, France Telecom created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by France Telecom. The Disclosure Committee, operating under the authority of the Chief Executive Officer Delegate, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

France Telecom’s Chief Executive Officer and Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012, have concluded that, as of such date, France Telecom’s disclosure controls and procedures were effective. France Telecom’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

15.B    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

France Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting of France Telecom (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

2012 form 20-F / FRANCE TELECOM – 27

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

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.C    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom,

We have audited France Telecom and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

2012 form 20-F / FRANCE TELECOM – 28

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of the Group and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris-La Défense, France

February 20, 2013

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

ITEM 16B   Code of ethics

France Telecom’s Board of Directors has adopted a Code of Ethics that applies to all France Telecom employees, including the Chief Executive Officer, the Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), principal accounting officer and persons performing similar functions. A copy of France Telecom’s Code of Ethics is available on France Telecom’s website at http://www.orange.com/en/governance/documentation.

ITEM 16C   Principal accountant fees and services

The information set forth in note 20 Fees paid to statutory auditors to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

2012 form 20-F / FRANCE TELECOM – 29

ITEM 16D   Exemptions from listing standards for audit committees

France Telecom’s Audit Committee consists of five directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Messrs. Guillot and Burgain who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. France Telecom’s reliance on such exemption does not materially adversely affect the ability of the Audit Committee to act independently.

ITEM 16E   Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 21.1.3 Treasury shares held by or on behalf of the Issuer or its subsidiaries – Share buyback program, on page 492 of the 2012 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2012 :

Settlement month	Total number of shares purchased(1)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (2)
January 2012	5,642,660	11,78	5,642,660	245,233,419
February 2012	850,000	11,43	850,000	248,533,552
March 2012	2,855,000	11,31	2,855,000	248,409,084
April 2012	2,875,000	10,36	2,875,000	245,534,882
May 2012	350,000	10,17	350,000	246,635,813
June 2012	150,000	9,71	150,000	246,487,154
July 2012	638,683	10,38	638,683	249,538,617
August 2012	1,068,945	10,98	1,068,945	249,538,617
September 2012	1,706,500	10,40	1,706,500	248,539,947
October 2012	1,650,000	9,30	1,650,000	246,890,745
November 2012	6,400,000	8,16	6,400,000	240,491,499
December 2012	1,450,000	7,93	1,450,000	243,407,297
Total	25,636,788		25,636,788

(1)  Until June 5, 2012, under the 2011 Share buyback program approved by the Annual Shareholders' Meeting of June 7, 2011  for up to 10% of the share capital; from June 5, 2012, under the 2012 Share buyback program approved by the Annual Shareholders' Meeting of June 5, 2012 for up to 10% of the share capital for a period of 18 months.

(2) At month end

ITEM 16F   Change in Registrant’s Certifying Accountant

Not applicable.

2012 form 20-F / FRANCE TELECOM – 30

ITEM 16G   Corporate governance

France Telecom has endeavored to take into account the NYSE corporate governance standards as codified in Section 303A of the NYSE Listed Company Manual. However, because France Telecom S.A. is not a U.S. company, most of those standards do not apply to France Telecom, which may choose to follow rules applicable in France.

The table below discloses the significant ways in which France Telecom’s corporate governance practices differ from those required for U.S. companies listed on the NYSE.

NYSE Standards	Corporate Governance Practices of France Telecom
Board Independence

France Telecom’s Board of Directors has chosen to check the independence of its members against the criteria set out in France in the Afep/Medef Report (in Item 16G : “the Report”), which provides that one-third of board members should be independent. According to the criteria the Report sets out, seven members (out of the total of 14 current board members) are independent.

France Telecom has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 14.1.1.3 Independent Directors on page 261 of the 2012 Registration Document, which section is incorporated herein by reference.

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

Compensation/Nominating/ Corporate Governance Committee

France Telecom has a combined Governance and Corporate Social Responsibility Committee. The Committee consists of four directors, including two independent directors. The NYSE standards provide for the implementation of two separate committees (a Nominating Committee and a Compensation Committee) composed exclusively of independent directors. In terms of internal mechanics, while the Committee has a written charter, it does not comply with all the requirements of the NYSE.

Audit Committee

France Telecom’s Audit Committee consists of five directors including three independent directors.

Of those, two are employees who are not executive officers of the Issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Exchange Act, as amended, they fall within the exception under Rule 10A-3(b)(1)(iv) (C) relating to non executive employees. For its part, the Report recommends that two-thirds of an audit committee’s members should be independent.

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

Adoption and disclosure of corporate governance guidelines

France Telecom has adopted corporate governance guidelines (the “Internal Guidelines”, available on its website at www.orange.com under governance/documentation) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	France Telecom has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

ITEM 16H   Mine Safety Disclosure

Not applicable.

2012 form 20-F / FRANCE TELECOM – 31

PART III

ITEM 17     Financial statements

Not applicable

ITEM 18     Financial statements

The information set forth in section 20.1.1 Consolidated financial statements, Segment information, Notes to the consolidated financial statements on pages 332 to 443 of the 2012 Registration Statement is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of France Telecom:

We have audited the accompanying consolidated statements of the financial position of France Telecom and subsidiaries (the “Group”) as of December 31, 2012, 2011, 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2012, 2011, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris-La Défense, France

February 20, 2013

2012 form 20-F / FRANCE TELECOM – 32

ITEM 19     List of exhibits

1.1

Bylaws (statuts) of France Telecom, as amended on June 5, 2012.

2.3*

Indenture dated March 14, 2001 between France Telecom and, inter alia, Citibank, NA as Trustee.

8.0

List of France Telecom’s subsidiaries : the information set forth in section 7 Organizational chart, on pages 135 et seq. of the 2012 Registration Statement is incorporated herein by reference.

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

15.1

Excerpt of the pages and sections of the 2012 Registration Document that are incorporated herein by reference

15.2

Consent of Deloitte & Associés as auditors of France Telecom.

15.3

Consent of Ernst & Young Audit as auditors of France Telecom.

*

Incorporated by reference to France Telecom’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2012 form 20-F / FRANCE TELECOM – 33

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRANCE TELECOM

/s/ Gervais Pellissier

Name:	Gervais Pellissier
Title:	Chief Executive Officer Delegate and Chief Financial Officer

Paris, France

April 12, 2013

2012 form 20-F / FRANCE TELECOM – 34