Form 20-F/A
period 2012-12-31
ORANGE
filed 2014-01-24
CIK 1038143

As filed with the Securities and Exchange Commission on January 24, 2014

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

ORANGE

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for Orange S.A. (the “Company”) for the fiscal year ended December 31, 2012 filed on April 12, 2013 (the “2012 Form 20-F”) is being filed solely for the purpose of providing a new Item 10.J:  “Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act”.

This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 12, 2013.

Other than as expressly set forth above, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2012 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2012 Form 20-F or reflect any events that have occurred after the 2012 Form 20-F was filed on April 12, 2013. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 12, 2013. Accordingly, this Amendment No. 1 should be read in conjunction with the 2012 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 12, 2013, including any amendments to such documents.

10.J Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Orange conducts limited business in Iran, all of which relates to telecommunications.  The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2012.  Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.  In compliance with the Iran Threat Reduction, Orange is disclosing the following matters:

•

Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing.  In 2012, Sofrecom provided certain services to MCCI and TCI, which fall within the definition of the government of Iran.  The gross revenue in connection with these activities in 2012 was approximately €4.9 million and the estimated net profit was approximately €1.2 million.  Sofrecom intends to continue to provide its services.

•

Globecast, an indirectly, wholly-owned subsidiary of Orange S.A. that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms:  cable, IPTV, mobile and broadband headends.  In 2012, Globecast provided certain services to the Islamic Republic of Iran Broadcasting (IRIB).  Globecast promptly took steps to terminate the contracts and services after the IRIB was placed on a list of “specially designated nationals” in early 2013.  Globecast has since terminated all contracts with the IRIB.  The gross revenue attributable to Globecast’s activity with the IRIB was €5,566,698 in 2012, with an estimated net profit of approximately €1.03 million.

•

Equant S.A., a French company that is an indirectly wholly-owned subsidiary of Orange S.A.  procures certain network capacity from the Telecommunications Company of Iran solely to carry out telecommunications services that are otherwise authorized.  Equant S.A. intends to continue procuring network capacity in order to carry out these activities; the procurement of network capacity represents no revenue and no net profits.

Item 19. Exhibits.

Exhibit Number	Description
1.1*	Bylaws (statuts) of Orange, as amended on June 5, 2012.
2.3*	Indenture dated March 14, 2001 between Orange and, inter alia, Citibank, NA as Trustee.
8.0*	List of Orange’s subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Executive Officer Delegate acting in his capacity as Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*

Certification of Chief Executive Officer Delegate acting in his capacity as Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Excerpt of the pages and sections of the 2012 Registration Document.
15.2*	Consent of Deloitte & Associés as auditors of Orange.
15.3*	Consent of Ernst & Young Audit as auditors of Orange.

*   Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Orange S.A.

By:	/s/ Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Executive Officer Delegate and Chief Financial Officer

Paris, France

January 24, 2014