Form 20-F
period 2013-12-31
ORANGE
filed 2014-04-30
CIK 1038143

As filed with the Securities and Exchange Commission on April 30,2014

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013 OR OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
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

78 rue Olivier de Serres75015 Paris, France

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered bythe annual report:

Ordinary Shares, nominal value €4.00 per share: 2,648,885,383 at December 31, 2013

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant haselected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with IFRS as adopted by the European Union, as of December 31, 2013.

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

References to the “2013 Registration Document” are references only to those pages and sections attached in Exhibit 15 to this Form 20-F.

As used in this Form 20-F, the terms “Orange”, “Orange group” and “the Group”, unless the context otherwise requires, refer to Orange together with its consolidated subsidiaries, and “Orange SA”, as well as “the Company”, refer only to the parent company, a French sociétéanonyme (corporation), without its subsidiaries.

References to “the Shares” are references to Orange’s Ordinary Shares, nominal value €4.00 per share, and references to “the ADSs” are to Orange’s American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

2013 form 20-F / ORANGE – 2

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”), including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, "would", “will”, “expect”, “consider”, “confirm”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “plan”, “predict”, “benefit”, “carry out”, “meet”, " increase ", “exceed", "preserve", "optimize", "control", "intend", "continue", "maintain", "invest", "be aimed at", “strategy”, “objective”, “prospects”, "outlook", "trends", “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or "progression" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

•

consolidation of the telecom and audiovisual sector in France;

•

Orange’s ability to withstand intense competition in the telecommunications industry and to adapt to the ongoing transformation of the telecommunications industry, in particular to technological changes and new customer expectations;

•

the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates;

•

Orange's ability to capture growth opportunities in new markets, and the risks specific to those markets;

•

Orange’s ability to maintain a direct link with its customers in the face of new powerful players, such as content and service suppliers or search engines;

•

the effectiveness of Orange’s action plans for human resources and IT, network development, customer satisfaction and international expansion, as well as the success of other strategic, operational and financial initiatives, as embodied in its Conquest 2015 initiative;

•

risks related to information and communications technology systems generally;

•

fiscal and regulatory constraints and changes and the results of litigation regarding regulations, competition and other matters;

•

the success of Orange's French and international investments, joint ventures and strategic partnerships, in situations in which it may or may not have control of the enterprise, and in countries presenting additional risk;

•

Orange's credit ratings, and its ability to access capital markets and the state of capital markets in general;

•

exchange rate or interest rate fluctuations;

•

asset impairments.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information – 3.D Risk Factors.

2013 form 20-F / ORANGE – 3

Table of contents

PART I

6

ITEM 1

Identity of directors, senior management and advisers

6

ITEM 2

Offer statistics and expected timetable

6

ITEM 3

Key information

6

3.A

Selected financial data

6

3.B

Capitalization and indebtedness

8

3.C

Reasons for the offer and use of proceeds

8

3.D

Risk factors

8

ITEM 4

Information on Orange

9

4.A

History and development of Orange

9

4.B

Business overview

9

4.C

Organizational structure

9

4.D

Property, plant and equipment

9

ITEM 4A

Unresolved staff comments

10

ITEM 5

Operating and financial review and prospects

10

5.A

Operating results

10

5.B

Liquidity and capital resources

10

5.C

Research and development, patents and licenses, etc.

11

5.D

Trend information

11

5.E

Off-balance sheet arrangements

11

5.F

Tabular disclosure of contractual obligations

11

5.G

Safe harbor

11

ITEM 6

Directors, senior management and employees

12

6.A

Directors and senior management

12

6.B

Compensation

12

6.C

Board practices

12

6.D

Employees

12

6.E

Share ownership

12

ITEM 7

Major shareholders and related party transactions

13

7.A

Major shareholders

13

7.B

Related party transactions

13

7.C

Interests of experts and counsels

13

ITEM 8

Financial information

13

8.A

Consolidated statements and other financial information

13

8.B

Significant changes

13

ITEM 9

The offer and listing

14

9.A

Offer and listing details

14

9.B

Plan of distribution

15

9.C

Markets

15

9.D

Selling shareholders

15

9.E

Dilution

15

9.F

Expenses of the issue

15

2013 form 20-F / ORANGE – 4

ITEM 10

Additionalinformation

15

10.A

Share capital

15

10.B

Memorandum of association and bylaws

15

10.C

Material contracts

16

10.D

Exchange controls

16

[10.E

Taxation

16

10.F

Dividends and paying agents

21

10.G

Statement by experts

21

10.H

Documents on display

21

10.I

Subsidiary information

22

10.J

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

22

ITEM 11

Quantitative and qualitative disclosures about market risk

22

ITEM 12

Description of securities other than equity securities

23

12.A

Debt Securities

23

12.B

Warrants and Rights

23

12.C

Other Securities

23

[12.D

American Depositary Shares

23

PART II

25

ITEM 13

Defaults, dividend arrearages and delinquencies

25

ITEM 14

Material modifications to the rights of security holders and use of proceeds

25

ITEM 15

Controls and procedures

25

15.A

Disclosure controls and procedures

25

15.B

Management’s annual report on internal control over financial reporting

26

15.C

Report of independent registered public accounting firms

27

15.D

Changes in internal control over financial reporting

27

ITEM 16

[reserved]

28

ITEM 16A

Audit committee financial expert

28

ITEM 16B

Code of ethics

28

ITEM 16C

Principal accountant fees and services

28

ITEM 16D

Exemptions from listing standards for audit committees

28

ITEM 16E

Purchase of equity securities by the issuer and affiliated purchasers

29

ITEM 16F

Change in Registrant’s Certifying Accountant

29

ITEM 16G

Corporate governance

30

ITEM 16H Mine Safety Disclosure

31

PART III

31

ITEM 17

Financial statements

31

ITEM 18

Financial statements

31

Report of independent registered public accounting firms

31

ITEM 19

List of exhibits

32

Signature

33

2013 form 20-F / ORANGE – 5

PART I

ITEM 1

Identity of directors, senior management and advisers

Not applicable.

ITEM 2

Offer statistics and expected timetable

Not applicable.

ITEM 3

Key information

3.A    SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other operating data of Orange. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. Orange’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2009, 2010, 2011, 2012 and 2013.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2009, 2010, 2011, 2012 and 2013 is extracted or derived from the consolidated financial statements. The periods ended December 31, 2011, 2012 and 2013 are derived from audited consolidated financial statements included in the 2013 Registration Document and the periods ended December 31, 2009 and 2010 are derived from audited consolidated financial statements which are not included herein.

CONSOLIDATED INCOME STATEMENT

	in euros
(million, except per share data)	2013	2012	2011	2010	2009
Revenues	40,981	43,515	45,277	45,503	44,845
Operating Income	5,288	4,063	7,948	7,562	7,650
Finance costs, net	(1,750)	(1,728)	(2,033)	(2,000)	(2,206)
Consolidated net income after tax of continuing operations	2,133	1,104	3,828	3,807	3,202
Consolidated net income after tax of discontinued operations	-	-	-	1,070	200
Net income attributable to owners of the parent	1,873	820	3,895	4,880	3,018
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic (1)	0.71	0.31	1.47	1.44	1.06
• diluted (1)	0.71	0.31	1.46	1.43	1.06
Net income
• basic (1)	0.71	0.31	1.47	1.84	1.14
• diluted (1)	0.71	0.31	1.46	1.82	1.14
(1) Earnings per share calculated on a comparable basis.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	in euros
(million)	2013	2012	2011	2010	2009
Intangible assets (2)	36,732	37,591	38,683	40,335	37,750
Property, plant and equipment	23,157	23,662	23,634	24,756	23,547
Total assets	85,833	89,980	96,083	94,276	90,910
Net assets	26,334	26,384	29,592	31,549	29,577
Share capital	10,596	10,596	10,596	10,595	10,595
Number of shares	2,649	2,649	2,649	2,649	2,649
Equity attributable to the owners of the parent	24,349	24,306	27,573	29,101	26,864
(2) Includes goodwill and the other intangible assets.

2013 form 20-F / ORANGE – 6

CONSOLIDATED STATEMENT OF CASH FLOWS

	in euros
(million)	2013	2012	2011	2010	2009
Net cash provided by operating activities	7,259	10,016	12,879	12,588	14,003
Net cash used in investing activities	(6,044)	(4,710)	(6,308)	(5,951)	(5,397)
Purchases of property, plant and equipment and intangible assets	(6,117)	(6,763)	(6,711)	(6,102)	(5,454)
Net cash used in financing activities	(3,537)	(5,072)	(2,860)	(6,117)	(9,554)
Cash and cash equivalents at end of year	5,934	8 321	8,061	4,428	3,805

 DIVIDEND

	2013	2012	2011	2010	2009
Dividend per share for the year (euros)	0.80 (3)	0.78	1.40	1.40	1.40
Dividend per share for the year (dollars)(4)	1.11	1.08	1.94	1.94	1.94

(3)

Subject to approval by the Ordinary Shareholders' Meeting of May 27, 2014.

(4)

The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on April 25, 2014 of €0.7226to $1.00.

OPERATIONAL DATA

	2013	2012	2011	2010	2009
Number of fixed telephone lines (in millions)	42.2	43.2	44.3	45.1	46.1
Number of mobile customers (in millions)	178.5	172.4	166.6	150.4	132.6
Number of broadband (mainly ADSL) customers (in millions)	15.5	14.9	14.4	13.7	13.5
Number of employees (workforce end of period)	165,488	170,531	171,949	168,694	164,651

Exchange rate information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the Shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividend received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per €1.00, as published elsewhere. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by Orange in the preparation of the consolidated financial statements included elsewhere in this Form 20-F. No representation is made that the euro could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. See Item 3.D Risk factors: “Orange’s results and cash position are exposed to exchange rate fluctuations”.

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2009	1.4332	1.3935	1.5100	1.2547
2010	1.3269	1.3261	1.4536	1.1959
2011	1.2973	1.3931	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774

Monthly amounts
October 2013	1.3594	1.3646	1.3810	1.3490
November 2013	1.3606	1.3491	1.3606	1.3357
December 2013	1.3779	1.3708	1.3816	1.3552
January 2014	1.3500	1.3618	1.3682	1.3500
February 2014	1.3806	1.3665	1.3806	1.3507
March 2014	1.3777	1.3828	1.3927	1.3731
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

2013 form 20-F / ORANGE – 7

On April 25, 2014, the Noon Buying Rate was $1.3838 per one euro.

For information regarding the effects of currency fluctuations on Orange’s results, see Item 5 Operating and Financial Review and Prospects.

3.B    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D    RISK FACTORS

The information set forth in section 2.4 Risk factors on pages 36et seq. of the 2013 Registration Document is incorporated herein by reference.

The price of Orange’s ADSs and the U.S. dollar value of any dividend will be affected by fluctuations in the U.S. dollar/euro exchange rate.

The ADSs are quoted in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because Orange’s financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce Orange’s earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Any dividend that Orange might pay in the future would be denominated in euro. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

Holders of ADSs may face disadvantages compared to holders of Orange’s shares when attempting to exercise certain rights as shareholders.

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

Preemptive rights may be unavailable to holders of Orange’s ADSs.

Holders of Orange’s ADSs or U.S. resident shareholders may be unable to exercise preemptive rights granted to Orange’s shareholders, in which case holders of Orange’s ADSs could be substantially diluted. Under French law, whenever Orange issues new shares for payment in cash or in kind, Orange is usually required to grant preemptive rights to its shareholders. However, holders of Orange’s ADSs or U.S. resident shareholders may not be able to exercise these preemptive rights to acquire shares unless both the rights and the Shares are registered under the Securities Act or an exemption from registration is available.

If the depositary (or a U.S. resident shareholder) is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, the rights will lapse or be allowed to lapse, in which case no value will be given for these rights, and the ADS holder (or U.S. resident shareholder) will lose value.

2013 form 20-F / ORANGE – 8

ITEM 4

Information on Orange

4.A    HISTORY AND DEVELOPMENT OF ORANGE

The information set forth in:

•

Section 1.1 Overviewon pages 6 and 7 of the 2013 Registration Document,

•

section 7.3.1 Company name on page 403 of the 2013 Registration Document,

•

section 7.3.2 Place of registration and registration number on page 403 of the 2013 Registration Document,

•

section 7.3.3 Date of incorporation and term on page 403 of the 2013 Registration Document,

•

section 7.3.4 Registered office, legal form and applicable law on page 403 of the 2013 Registration Document,

•

note 2 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

Agent in the United States: France Telecom Participations U.S. Inc., 13375 McLearen Road, Oak Hill, Virginia 20171.

4.B    BUSINESS OVERVIEW

The information set forth under:

•

section 2.2 Regulations on pages 15 et seq.,

•

section 3 Overview of the Group’s businesson pages 45 et seq.,

•

the Glossary of technical terms on pages 408 et seq.,

of the 2013 Registration Document is incorporated herein by reference.

Seasonality

In general, Orange’s business operations are not affected by any major seasonal variations. However, the telephone traffic generated from fixed line telephony over the Northern Hemisphere summer months in the third quarter (ended September 30) is generally lower than in the other quarters.

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

4.C    ORGANIZATIONAL STRUCTURE

The information set forth in section 1.3Organizational chart on page9of the 2013 Registration Document is incorporated herein by reference.

4.D    PROPERTY, PLANT AND EQUIPMENT

The information set forth under:

•

section 3.2Network and real estate on pages 90et seq.,

•

subsection Investment in networks of section 4.3.1.4 Significant events, on page 209,

•

and section 5.6.2Environmental information, on pages 363et seq.,

of the 2013 Registration Document is incorporated herein by reference.

2013 form 20-F / ORANGE – 9

ITEM 4A

Unresolved staff comments

None.

ITEM 5

Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS as issued by the IASB, as applied by Orange.

References in this Item to the notes to the consolidated financial statements are references to the consolidated financial statements presented in Item 18 Financial Statements of this document.

5.A    OPERATING RESULTS

This section sets forth:

•

an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 4.3Analysis of the Group’s financial position and earnings and (ii) 4.3.1Overview, on pages 205et seq. of the 2013 Registration Document;

•

a presentation of critical accounting policies set forth below;

•

a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2013, 2012 and 2011 incorporated by reference to sections 4.3.2 Analysis of the Group’s income statement and capital expenditures and 4.3.3 Analysis by operating segment, respectively on pages 211et seq.and 222et seq. of the 2013 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, Orange sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 4.3.5.3Financial aggregates not defined by IFRS on pages 260 et seq. of the 2013 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in (i) section 4.3.5.1.1Transition from data on a historical basis to data on a comparable basis for the 2012 financial yearon pages 255et seq., (ii) section 4.3.5.1.2Transition from data on a historical basis to data on a comparable basis for the 2011 financial yearon pages 258et seq., and (iii) the Financial glossary set forth in appendix on pages 414et seq., of the 2013 Registration Document; and (iv) note 1 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

Critical accounting policies

The information set forth under section 4.1.2Critical accounting policies & estimateson pages 202et seq. of the 2013 Registration Document is incorporated herein by reference.

5.B    LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the Orange group:

i) a comparative analysis of liquidity and cash flows, with a presentation of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

incorporated herein by reference to:

•

section 4.3.4Cash flow, shareholders’ equity and financial debt, on pages 248 et seq. of the 2013 Registration Document,

•

notes 10 Financial assets, liabilities and financial results and 11 Information on market risks and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements.

Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements.At December 31, 2013, Orange’s liquidity position exceeds its 2014 net financial debt obligations.

2013 form 20-F / ORANGE – 10

5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information set forth in section 3.3Research and innovation, patents and licenses on pages 96et seq. of the 2013 Registration Document is incorporated herein by reference.

5.D    TREND INFORMATION

The information set forth under:

•

section 4.4 Recent developments, on page 263,

•

section 4.5 Outlook, on page 264,

•

section 4.3Analysis of the Group's financial position and earnings, on pages205 et seq.,

•

section 2.1 The information and communication technologies market, on pages 12 et seq.,

•

section 2.3Orange’s group strategy, on pages 34 et seq.,

•

section 2.4Risk factors, on pages 36 et seq.,

of the 2013 Registration Document is incorporated herein by reference.

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

2013 form 20-F / ORANGE – 11

ITEM 6

Directors, senior management and employees

6.A    DIRECTORS AND SENIOR MANAGEMENT

The information set forth in section 5.1 Composition of administrative and management bodieson pages 314et seq. of the 2013 Registration Document is incorporated herein by reference.

6.B    COMPENSATION

The information set forth in sections 5.3Compensation and benefits paid to directors, corporate officers and senior management on pages 335 et seq. of the 2013 Registration Document is incorporated herein by reference.

6.C    BOARD PRACTICES

The information set forth under:

•

section 5.1.1 Board of Directors, on pages 314 et seq.,

•

section 5.1.3Executive Committee, on pages 318 and seq.,

•

section 5.2 CorporateGovernance, on page 326 et seq.,

•

subsection Table 10 – Other benefits granted to corporate officers of section 5.3.1Compensation of directors and corporate officers, on page 340,

•

section 5.4Risk Management, on pages 341et seq.,

of the 2013 Registration Document is incorporated herein by reference.

6.D    EMPLOYEES

The information set forth in sections 5.6.1.1 Employment, on pages350et seq. and 5.6.1.4 Social dialogue, on pages 357et seq. of the 2013 Registration Document is incorporated herein by reference.

6.E    SHARE OWNERSHIP

The information set forth under:

•

section 5.1.4.2 Information on Company shares held by directors and corporate officers, on page 325,

•

section 5.1.4.4Shares and stock option held by senior management, on page 326 (with respect to the Executive Committee),

•

section 5.3.1 Compensation and benefits paid to directors, officers and senior management and corporate officers, on pages 335 et seq.,

•

section 5.3.2 Compensation of members of the Executive Committee, on page 340,

•

section 5.6.1.2Compensation on pages 354 et seq.(with respect to employees),

of the 2013 Registration Document is incorporated herein by reference.

2013 form 20-F / ORANGE – 12

ITEM 7

Major shareholders and related party transactions

7.A    MAJOR SHAREHOLDERS

The information set forth in section 6.2 Major shareholders, on pages 383et seq.of the 2013 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of April21, 2014, there were 98,442,090 ADSs of Orange outstanding and 309 holders of record were registered with JP Morgan, depositary for the ADS program.

As of April 17, 2014, 24 United States residents were registered as owners of Orange’s shares with BNP Paribas Securities Services, provider of securities services for Orange. Those U.S. residents held 5 393 Orange shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, Orange estimates that U.S. corporate and institutional investors held approximately 24 % of its share capital as at December 31, 2013.

7.B    RELATED PARTY TRANSACTIONS

The information set forth in:

•

section 7.5 Transactions with parent companies, on page 406 of the 2013 Registration Document,

•

notes 9.2 Transactions with associates and joint ventures and 19 Executive compensation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

7.C    INTERESTS OF EXPERTS AND COUNSELS

Not applicable

ITEM 8

Financial information

8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The information set forth in sections 4.4Recent developments, on page 263 and 4.6Dividend distribution policy, on page 264of the 2013 Registration Document is incorporated herein by reference.

8.B    SIGNIFICANT CHANGES

The information set forth in section 4.4Recent developments, on page 263 of the 2013 Registration Document, including the information set forth in note 16 Subsequent Eventsto the consolidated financial statements, is incorporated herein by reference.

2013 form 20-F / ORANGE – 13

ITEM 9

The offer and listing

9.A    OFFER AND LISTING DETAILS

For information regarding risks related to Orange’s shares and ADSs, see Item 3.D Risk Factors: “The price of Orange’s ADSs and the U.S. dollar value of any dividend will be affected by fluctuations in the U.S. dollar / euro exchange rate”; “Holders of ADSs may face disadvantages compared to holders of Orange’s shares when attempting to exercise certain rights as shareholders”; “Preemptive rights may be unavailable to holders of Orange’s ADSs”.

Trading history of Orange’s securities listed on the New York Stock Exchange (NYSE)

Orange’s share is traded on compartment A (large capitalizations) of Euronext Paris (ticker :ORA and International Security Identification Number : FR0000133308) and in the form of ADS on the NYSE (ticker : ORAN and CUSIP : 684060106).

The table below shows the annual high and low prices, unadjusted for dividends, for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE from 2009 to 2013.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2009	20.75	15.55	28.75	21.00
2010	17.83	14.15	25.91	17.31
2011	16.53	11.39	23.54	15.14
2012	12.36	7.94	16.08	10.31
2013	10.65	7.10	14.68	9.11
Source: Bloomberg

The table below shows the quarterly high and low prices, unadjusted for dividends, for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE since January 1, 2012.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
First Quarter 2012	12.36	11.01	16.08	14.51
Second Quarter 2012	11.19	9.64	14.95	11.73
Third Quarter 2012	11.5	9.39	14.24	12.22
Fourth Quarter 2012	9.72	7.94	12.68	10.31
First Quarter 2013	9.12	7.26	12.08	9.60
Second Quarter 2013	8.36	7.12	10.84	9.32
Third Quarter 2013	9.43	7.10	12.72	9.11
Fourth Quarter 2013	10.65	8.55	14.68	11.72
First Quarter 2014	10.72	8.85	14.81	11.93
Source: Bloomberg

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2013	10.65	9.27	14.68	12.54
November 2013	10.15	9.42	13.75	12.68
December 2013	9.53	8.55	12.91	11.72
January 2014	9.70	8.73	13.17	11.93
February 2014	9.63	8.86	13.24	11.99
March 2014	10.72	8.85	14.81	12.16
Source: Bloomberg

2013 form 20-F / ORANGE – 14

9.B    PLAN OF DISTRIBUTION

Not applicable

9.C    MARKETS

The principal trading market for the Shares is Euronext Paris, where the Shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the Shares. The shares are included in the “CAC 40 Index” (a main benchmark index of 40 major stocks listed on Euronext Paris). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the NYSE. BNP Paribas holds the share registry for Orange and JPMorgan Chase Bank acts as depositary for the ADSs.

9.D    SELLING SHAREHOLDERS

Not applicable

9.E    DILUTION

Not applicable

9.F    EXPENSES OF THE ISSUE

Not applicable

ITEM 10

Additional information

10.A    SHARE CAPITAL

Not applicable.

10.B    MEMORANDUM OF ASSOCIATION AND BYLAWS

The information set forth under:

•

Subsection Restrictions regarding the sale of shares by directors and officers of section 5.1.4.2Information on company shares held by Directors and Officers, on page 325,

•

Section 5.2.2.5Chairman of the Board of Directors, on page 328,

•

Section 7.3.5Company purpose (Article 2 of the Bylaws) on pages 403 and 404 et seq,

•

Section 7.3.6 Rights, preferences and restriction attached to shares, on page 404,

•

Section 7.3.7 Actions necessary to modify shareholder’s rights, on page 404,

•

Section 7.3.8 Rules to participate in and call Shareholders’ Meeting, on pages 404 et seq.,

•

Section 7.3.9 Provisions having the effect of delaying, deferring or preventing a change of control of the Company, on page 405,

•

Section 7.3.10 Declaration of crossing of thresholds, on page 405,

•

Section 7.4 Factors that may have an effect in the event of a public offer, on page 406,

of the 2013 Registration Document is incorporated herein by reference.

2013 form 20-F / ORANGE – 15

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

10.C    MATERIAL CONTRACTS

The information set forth in section 7.6 Material contracts, on page 406 of the 2013 Registration Document is incorporated herein by reference.

10.D    EXCHANGE CONTROLS

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by Orange to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident, such as dividends payments, be handled by an authorized intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

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

10.E.1 French Taxation

The following is a general summary of the material French tax consequences of owning and disposing of the Shares or ADSs of Orange. This summary may only be relevant to you if you are not a resident of France (as defined in Section 4 B of the French General Tax Code), no double tax treaty between France and your country contains a provision under which dividends or capital gains are expressly liable to French tax (see Section 4 bis of the French General Tax Code) and you do not hold your Shares or ADSs in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances.

If you are considering buying Shares or ADSs of Orange, you should consult your own tax advisor about the potential tax effects of owning or disposing of Shares or ADSs in your particular situation.

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

2013 form 20-F / ORANGE – 16

Taxation on sale or disposal of Shares and ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Shares or ADSs of Orange if all of the following apply to you:

•

you are not a French resident for French tax purposes;

•

you have not held more than 25% of Orange’s dividend rights, known as “droits aux bénéficessociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and

•

you have not transferred the Shares/ADSs as part of a redemption or repurchase by Orange, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as a result, be subject to French dividend withholding tax.

unless you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory (étatouterritoire non coopératif) within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), in which case you will be subject to a 75% tax on capital gain. The list of Non-Cooperative States is published by ministerial executive order and is updated on a yearly basis.

If an applicable double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any Shares or ADSs of Orange even if one or more of the above statements do not apply to you.

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

Pursuant to Article235 ter ZD of the French General Tax Code, purchases of Shares or ADSs are subject to a 0.2% French tax on financial transactions provided that Orange’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French state. Pursuant to a ministerial regulation (arrêté) datedDecember 27, 2013, Orange is included in such list as a company whose market capitalization exceeds 1 billion euros as of December 1, 2013 and therefore, purchases of Orange’s Shares or ADSs are subject to such tax.

2013 form 20-F / ORANGE – 17

Taxation of dividends

Under French domestic law, French companies must generally deduct a 30% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves, or the relevant portion of certain repurchase or redemption by Orange of its own shares) paid to non-residents (21% for distributions made to individuals that are resident in the European Economic Area and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20120912, n°130). Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld at the appropriate treaty rate.

However, dividends paid or deemed to be paid by a French corporation, such as Orange, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received or deemed to be received in such States or territories (subject to the more favorable provisions of an applicable double tax treaty).

Under some tax treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%. Under some tax treaties, the withholding tax is eliminated altogether.

If the arrangements provided for by any of such treaties apply to a shareholder, Orange or the authorized intermediary will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, Orange or the authorized intermediary must withhold tax at the full rate of 15%, 21% or 30% or 75% as applicable, and the shareholder may subsequently claim the refund of excess tax paid.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% if your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied. In particular, you will have to comply with the formalities set out in Section 10.E.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, Orange or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 21% or 30% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

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

2013 form 20-F / ORANGE – 18

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

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidaritésur la fortune, on your Shares or ADSs of Orange if both of the following apply to you:

•

you are not a French resident for the purpose of French taxation; and

•

you own, either directly or indirectly, less than 10% of Orange capital stock, provided your Shares or ADSs do not enable you to exercise influence on Orange.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements do not apply to you.

The French wealth tax generally does not apply to Shares or ADSs if you are a resident of the United States for purposes of the U.S. France Treaty provided that you do not own directly or indirectly Shares or ADSs exceeding 25% of the financial rights of Orange.

10.E.2 U.S. Taxation of U.S. Holders

The following discussion is a general summary of certain U.S. federal income tax considerations relevant to the ownership and disposition of Orange Shares and ADSs. The discussion is not a complete description of all tax considerations that may be relevant to you, and it does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the Shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the Shares or ADSs, have a permanent establishment in France, acquire ADSs in a “pre-release” transaction or hold Shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction.

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

Orange believes, and this discussion assumes, that Orange is not and will not become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

2013 form 20-F / ORANGE – 19

Dividends

Distributions on Orange Shares and ADSs, including French tax withheld and the gross amount of any payment on account of a French tax credit, will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. The dividends received by non-corporate U.S. Holders, however, will be taxed as qualified dividends, currently at the same preferential rate allowed for long-term capital gains, because the ADSs are readily tradable on the NYSE.

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

Dispositions

You will recognize gain or loss on disposition of Orange Shares or ADSs in an amount equal to the difference between the amount you realized and your adjusted tax basis in the Shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it measured in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the shares or ADSs for at least one year. Long term capital gains realized by non-corporate U.S. Holders currently qualify for preferential tax rates of no more than 20%. Deductions for capital losses are subject to limitations.

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

2013 form 20-F / ORANGE – 20

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

All documents provided to shareholders as required by law may be consulted Orange's registered offices at 78 rue Olivier de Serres, 75015 Paris, France.

In addition, the bylaws of Orange are available on Orange’s website at http://www.orange.com.

Orange’s consolidated financial statements for the past three years are also available on its website.

2013 form 20-F / ORANGE – 21

10.I    SUBSIDIARY INFORMATION

Not applicable.

10.J    DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2013. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.  In compliance with the Iran Threat Reduction, Orange is disclosing the following matters:

•

Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing. In 2013, Sofrecom provided certain services to MCCI and TCI, which fall within the definition of the government of Iran. The gross revenue in connection with these activities in 2013 was €3,319,814 and the estimated net profit was approximately €685,000 million.  Sofrecom intends to continue to provide its services.

•

Globecast, an indirectly, wholly-owned subsidiary of Orange SA that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms:  cable, IPTV, mobile and broadband headends. Until 2013, Globecast provided certain services to the Islamic Republic of Iran Broadcasting (IRIB).  Globecast promptly took steps to terminate the contracts and services after the IRIB was placed on a list of “specially designated nationals” in early 2013. Globecast has since terminated all contracts with the IRIB.  The gross revenue attributable to Globecast’s activity with the IRIB was €2,162,610 in 2013, with an estimated net profit of approximately €400,000.

•

Equant SA, a French company that is an indirectly wholly-owned subsidiary of Orange SA procures certain network capacity from the Telecommunications Company of Iran solely to carry out telecommunications services that are otherwise authorized. Equant SA intends to continue procuring network capacity in order to carry out these activities; the procurement of network capacity represents no revenue and no net profits.

ITEM 11

Quantitative and qualitative disclosures about market risk

The information set forth in note 11 Information on market risk and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

2013 form 20-F / ORANGE – 22

ITEM 12

Description of securities other than equity securities

12.A    DEBT SECURITIES

Not applicable.

12.B    WARRANTS AND RIGHTS

Not applicable.

12.C    OTHER SECURITIES

Not applicable.

12.D    AMERICAN DEPOSITARY SHARES

Orange's ADR facility is maintained by JPMorgan Chase Bank, N.A. ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and Orange was filed with the SEC as an exhibit to our Form F-6 filed on May 15, 2013. BNP Paribas ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement. For more complete information, including on holders’ rights and obligations, holders should read the entire deposit agreement, as amended, and the ADR itself.

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

2013 form 20-F / ORANGE – 23

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

During the financial year ended December 31, 2013, a 5 million U.S. dollars payment was made by the Depositary to Orange.

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

2013 form 20-F / ORANGE – 24

PART II

ITEM 13

Defaults, dividend arrearages and delinquencies

As of the date of this Form 20-F and to Orange’s knowledge, there has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days relating to indebtedness of Orange or any of its fully consolidated subsidiaries.

ITEM 14

Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15

Controls and procedures

15.A    DISCLOSURE CONTROLS AND PROCEDURES

In 2003, Orange created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Chief Executive Officer Delegate, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

Orange’s Chief Executive Officer and Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

2013 form 20-F / ORANGE – 25

15.B    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Orange’s management is responsible for establishing and maintaining adequate internal control over financial reporting of Orange (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Orange’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte etAssociés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

2013 form 20-F / ORANGE – 26

15.C    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Orange,

We have audited Orange and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control OverFinancial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of the Group and our report dated March 6, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG AUDIT	/s/ DELOITTE & ASSOCIES
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris-La Défense, France

March 6, 2014

15.D    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

2013 form 20-F / ORANGE – 27

ITEM 16

[reserved]

ITEM 16A

Audit committee financial expert

At its meeting held on December 10, 2013, Orange’s Board of Directors chose José-Luis Durán to succeed Charles-Henri Filippi as the Audit Committee's financial expert as defined in Item 16A(b) of Form 20-F. Jose-Luis Durán is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

ITEM 16B

Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Chief Executive Officer Delegate (in his capacity as Chief Financial Officer), principal accounting officer and persons performing similar functions. A copy of Orange’s Code of Ethics is available on Orange’s website at www.orange.com.

ITEM 16C

Principal accountant fees and services

The information set forth in note 20 Fees paid to statutory auditors to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

ITEM 16D

Exemptions from listing standards for audit committees

Orange’s Audit Committee consists of six directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Mr. Saintoyant who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mrs. Coinaud and Mr. Burgain who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

2013 form 20-F / ORANGE – 28

ITEM 16E

Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 6.1.4Treasury shares held by or on behalf of the Issuer or its subsidiaries – Share buyback program, on page 383 of the 2013 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2013 :

Settlement month	Total number of shares purchased(1)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (2)
January 2013	1,200,000	8.63	1,200,000	248,392,811
February 2013	5,700,000	7.73	5,700,000	242,693,609
March 2013	375,000	7.82	375,000	249,444,008
April 2013	3,879,550	7.74	3,879,550	249,544,007
May 2013	2,000,500	8.24	2,000,500	249,544,140
June 2013	2,600,000	7.75	2,600,000	247,345,072
July 2013	4,515,542	7.33	4,515,542	249,545,072
August 2013	2,640,000	7.45	2,640,000	248,870,737
September 2013	881,000	8.69	881,000	249,545,870
October 2013	7,461,750	10.16	7,461,750	246,107,402
November 2013	12,342,100	9.82	12,342,100	243,234,402
December 2013	1,713,000	9.15	1,713,000	241,521,402
Total	45,308,442		45 308,442

(1)  Until May 28, 2013, under the 2012 Share buyback program approved by the Annual Shareholders' Meeting of June 5, 2012 for up to 10% of the share capital; from May28, 2013, under the 2013 Share buyback program approved by the Annual Shareholders' Meeting of May 28, 2013 for up to 10% of the share capital for a period of 18 months.

(2) At month end

ITEM 16F

Change in Registrant’s Certifying Accountant

Not applicable.

2013 form 20-F / ORANGE – 29

ITEM 16G

Corporate governance

Orange has endeavored to take into account the NYSE corporate governance standards as codified in Section 303A of the NYSE Listed Company Manual. However, because Orange SA is not a U.S. company, most of those standards do not apply to Orange, which may choose to follow rules applicable in France.

The table below discloses the significant ways in which Orange’s corporate governance practices differ from those required for U.S. companies listed on the NYSE.

NYSE Standards	Corporate Governance Practices of Orange
Board Independence

Orange’s Board of Directors has chosen to check the independence of its members against the criteria set out in France in the Afep/Medef Report (in Item 16G : “the Report”), which provides that one-third of board members should be independent. According to the criteria the Report sets out, seven members (out of the total of 15 current board members) are independent.

Orange has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 5.2.2.2Independent Directors on page 327 of the 2013 Registration Document, which section is incorporated herein by reference.

Executive Sessions/ Communications with the Presiding Director or Non-Management Directors

French law does not require (and Orange does not provide for) non-management directors to meet regularly without management and nothing requires non-management directors to meet alone in an executive session at least once a year. However, if the directors decide to meet in such session, they may do so.

French law does not mandate (and Orange does not provide for) a method for interested parties to communicate with the presiding director or non-management directors.

Compensation/Nominating/ Corporate Governance Committee

Orange has a combined Governance and Corporate Environmental and Social Responsibility Committee. The Committee consists of five directors, including three independent directors. The NYSE standards provide for the implementation of two separate committees (a Nominating Committee and a Compensation Committee) composed exclusively of independent directors. In terms of internal mechanics, while the Committee has a written charter, it does not comply with all the requirements of the NYSE.

Audit Committee

Orange’s Audit Committee consists of six directors including three independent directors.

Of those, one is a representative of the French Government and two are employees who are not executive officers of the Issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Exchange Act, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (C) relating to non-executive employeesand Rule 10A-3(b)(1)(iv) (E) relating to foreign government representatives. For its part, the Report recommends that two-thirds of an audit committee’s members should be independent.

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

Equity Compensation Plans

Under French law, Orange must obtain shareholder approval at a Shareholders’ Meeting in order to adopt an equity compensation plan. Generally, the shareholders then delegate to the Board of Directors the authority to decide on the specific terms and conditions of the granting of equity compensation, within the limits of the shareholders' authorization.

Adoption and disclosure of corporate governance guidelines

Orange has adopted corporate governance guidelines (the “Internal Guidelines”, available on its website at www.orange.com under governance/documentation) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	Orange has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

2013 form 20-F / ORANGE – 30

ITEM 16H Mine Safety Disclosure

Not applicable.

PART III

ITEM 17

Financial statements

Not applicable

ITEM 18

Financial statements

The information set forth in section 4.1Consolidated financial statements, Segment information, Notes to the consolidated financial statements on pages 100 to 203 of the 2013 Registration Statement is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Orange:

We have audited the accompanying consolidated statements of the financial position of Orange and subsidiaries (the “Group”) as of December 31, 2013, 2012, 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013, 2012, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 6, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG AUDIT	/s/ DELOITTE & ASSOCIES
Represented by Vincent de La Bachelerie

Neuilly-sur-Seine and Paris-La Défense, France

March 6, 2014

2013 form 20-F / ORANGE – 31

ITEM 19

List of exhibits

1.1

Bylaws (statuts) of Orange, as amended onJuly 1, 2013.

2.3*

Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.

8.0

List of Orange’s subsidiaries: the information set forth in note 17 Main consolidated entities to the consolidated financial statements included in Item 18 Financial statements is incorporated herein by reference.

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

15.1

Excerpt of the pages and sections of the 2013 Registration Document that are incorporated herein by reference.

15.2

Consent of Deloitte &Associés as auditors of Orange.

15.3

Consent of Ernst & Young Audit as auditors of Orange.

*

Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2013 form 20-F / ORANGE – 32

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Gervais Pellissier

Name:	Gervais Pellissier
Title:	Chief Executive Officer Delegate and Chief Financial Officer

Paris, France

April 30, 2014

2013 form 20-F / ORANGE – 33