Form 20-F
ORANGE
filed 2015-04-14
CIK 1038143

As filed with the Securities and Exchange Commission on April 14, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Ordinary Shares, nominal value €4.00 per share: 2,648,885,383 at December 31, 2014

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (• 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**

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

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2014 (the "Annual Report on Form 20-F") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") , as of December 31, 2014.

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

References to the “2014 Registration Document” are references only to those pages and sections attached in Exhibit 15 to this Form 20-F.

The references to websites contained in this Form 20-F are provided for reference only; the information contained on the referenced websites is not incorporated by reference in this Form 20-F.

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

2014 form 20-F / ORANGE - 2

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

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

-the success of Orange's strategy, particularly with respect to customer relations when facing competition with the "Over The Top" (OTT) players,

-Orange’s ability to withstand intense competition in mature markets and business activities,

-its ability to capture growth opportunities in emerging markets and the risks specific to those markets,

-the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates,

-the effectiveness of Orange’s action plans for human resources, and the success of Orange’s other strategic, operational and financial initiatives,

-risks related to information and communications technology systems generally, including in particular cyberattacks, failures of cybersecurity measures, technical failures of networks, saturation of networks, loss or theft of personal data or other data, damage to neworks caused by natural disasters, voluntary acts or other reasons, and fraud perpetrated upon the network or systems,

-health concerns surrounding telecommunications equipment and devices,

-fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters,

-the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk,

-Orange's credit ratings,

-its ability to access capital markets and the state of capital markets in general,

-the insolvency or deterioration in the financial position of a bank or other financial institution with which Orange has contractual relations,

-exchange rate or interest rate fluctuations,

-changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment, and

-de facto or actual control of the group by the public sector, as well as future public sector sales of Orange shares.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information - 3.D Risk Factors.

2014 form 20-F / ORANGE - 3

2014 form 20-F / ORANGE - 4

2014 form 20-F / ORANGE - 5

PART I

ITEM 1 Identity of directors, senior management and advisers

Not applicable.

ITEM 2 Offer statistics and expected timetable

Not applicable.

ITEM 3 Key information

3.A Selected financial data

The following table sets forth selected consolidated financial and other operating data of Orange. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. Orange’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2010, 2011, 2012, 2013 and 2014 is extracted or derived from the consolidated financial statements. The periods ended as of December 31, 2012, 2013 and 2014 are derived from audited consolidated financial statements included in the 2014 Registration Document and the periods ended December 31, 2010 and 2011 are derived from audited consolidated financial statements which are not included or incorporated by reference herein.

Consolidated Income Statement

	in euros
(million, except per share data)	2014	2013	2012	2011	2010
Revenues	39,445	40,981	43,515	45,277	45,503
Operating Income	4,571	5,333	4,180	8,008	7,611
Finance costs, net	(1,638)	(1,750)	(1,728)	(2,033)	(2,000)
Consolidated net income after tax of continuing operations	1,360	2,178	1,221	3,888	3,856
Consolidated net income after tax of discontinued operations	(135)	(45)	(117)	(60)	1,021
Net income attributable to owners of the parent	925	1,873	820	3,895	4,880
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic (1)	0.36	0.73	0.36	1.50	1.46
• diluted (1)	0.36	0.73	0.35	1.48	1.45
Net income
• basic (1)	0.31	0.71	0.31	1.47	1.84
• diluted (1)	0.31	0.71	0.31	1.46	1.82
(1) Earnings per share calculated on a comparable basis.

Consolidated STATEMENT OF FINANCIAL POSITION

	in euros
(million)	2014	2013	2012	2011	2010
Intangible assets (2)	36,595	36,732	37,591	38,683	40,335
Property, plant and equipment	23,314	23,157	23,662	23,634	24,756
Total assets	88,404	85,833	89,980	96,083	94,276
Net assets	31,701	26,334	26,384	29,592	31,549
Share capital	10,596	10,596	10,596	10,596	10,595
Number of shares	2,649	2,649	2,649	2,649	2,649
Equity attributable to the owners of the parent	29,559	24,349	24,306	27,573	29,101
(2) Includes goodwill and the other intangible assets.

2014 form 20-F / ORANGE - 6

Consolidated Statement of Cash Flows

	in euros
(million)	2014	2013	2012	2011	2010
Net cash provided by operating activities	8,802	7,259	10,016	12,879	12,588
Net cash used in investing activities	(6,352)	(6,044)	(4,710)	(6,308)	(5,951)
Purchases of property, plant and equipment and intangible assets	(6,111)	(6,117)	(6,763)	(6,711)	(6,102)
Net cash used in financing activities	(154)	(3,537)	(5,072)	(2,860)	(6,117)
Cash and cash equivalents at end of year	6,758	5,934	8 321	8,061	4,428

Dividend

	2014	2013	2012	2011	2010
Dividend per share for the year (euros)	0.60 (3)	0.80	0.78	1.40	1.40
Dividend per share for the year (dollars) (4)	0.66	1.11	1.08	1.94	1.94

(3) Subject to approval by the Ordinary Shareholders' Meeting of May 27, 2015.

(4) The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on April 3, 2015 of € 0.9099 to $1.00.

Operational Data

	2014	2013	2012	2011	2010
Number of fixed telephone lines (in millions)	42.7	42.2	43.2	44.3	45.1
Number of mobile customers (in millions)	185.3	178.5	172.4	166.6	150.4
Number of broadband (mainly ADSL) customers (in millions)	16.0	15.5	14.9	14.4	13.7
Number of employees (workforce end of period)	156,233	165,488	170,531	171,949	168,694

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

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2010	1.3269	1.3261	1.4536	1.1959
2011	1.2973	1.3931	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3297	1.3927	1.2101

Monthly amounts
October 2014	1.2530	1.2677	1.2812	1.2517
November 2014	1.2438	1.2473	1.2554	1.2394
December 2014	1.2101	1.2329	1.2504	1.2101
January 2015	1.1290	1.1615	1.2015	1.1279
February 2015	1.1197	1.1350	1.1462	1.1197
March 2015	1.0741	1.0819	1.1212	1.0524
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

2014 form 20-F / ORANGE - 7

On April 3, 2015, the Noon Buying Rate was $1.099 per one euro.

For information regarding the effects of currency fluctuations on Orange’s results, see Item 5 Operating and Financial Review and Prospects.

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

The information set forth in section 2.4 Risk factors on pages 36 et seq. of the 2014 Registration Document is incorporated herein by reference.

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

2014 form 20-F / ORANGE - 8

ITEM 4 Information on Orange

4.A History and development of Orange

The information set forth in:

-Section 1.1 Overview on pages 4 of the 2014 Registration Document,

-section 7.3.1 Company name on page 351 of the 2014 Registration Document,

-section 7.3.2 Place of registration and registration number on page 351 of the 2014 Registration Document,

-section 7.3.3 Date of incorporation and term on page 351 of the 2014 Registration Document,

-section 7.3.4 Registered office, legal form and applicable law on 351 of the 2014 Registration Document,

-note 2 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

Agent in the United States: Orange Participations U.S. Inc., 13375 McLearen Road, Oak Hill, Virginia 20171.

4.B Business overview

The information set forth under:

-section 2.2 Regulations on pages 13 et seq.,

-section 3 Overview of the Group’s business on pages 43 et seq.,

-the Glossary of technical terms on pages 356 et seq.,

of the 2014 Registration Document is incorporated herein by reference.

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

4.C Organizational structure

The information set forth in note 17 Main consolidated entities to the consolidated financial statements and section 1.3 Organizational chart on page 7 of the 2014 Registration Document is incorporated herein by reference.

4.D Property, plant and equipment

The information set forth under:

-section 3.2 Network and real estate on pages 83 et seq.,

-subsection Investment in networks of section 4.3.1.4 Significant events, on page 184,

-and section 5.6.2 Environmental information, on pages 310 et seq.,

of the 2014 Registration Document is incorporated herein by reference.

2014 form 20-F / ORANGE - 9

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

2014 form 20-F / ORANGE - 10

5.A Operating results

This section sets forth:

-an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 4.3 Analysis of the Group’s financial position and earnings and (ii) 4.3.1 Overview, on pages 182 et seq. of the 2014 Registration Document;

-a presentation of critical accounting policies set forth below;

-a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2014, 2013 and 2012 incorporated by reference to sections 4.3.2 Analysis of the Group’s income statement and capital expenditures and 4.3.3 Analysis by operating segment, respectively on pages 187et seq. and 196 et seq. of the 2014 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, Orange sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 4.3.5.3 Financial aggregates not defined by IFRS on pages 227 et seq. of the 2014 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in (i) section 4.3.5.1.1 Transition from data on a historical basis to data on a comparable basis for the 2013 financial year on pages 222 et seq., (ii) section 4.3.5.1.2 Transition from data on a historical basis to data on a comparable basis for the 2012 financial year on pages 225 et seq., and (iii) the Financial glossary set forth in appendix on pages 360 et seq., of the 2014 Registration Document; and (iv) note 1 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

Critical accounting policies

The information set forth under section 4.1.2 Critical accounting policies & estimates on page 180 of the 2014 Registration Document is incorporated herein by reference.

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

-section 4.3.4 Cash flow, shareholders’ equity and financial debt, on pages 217 et seq. of the 2014 Registration Document,

-notes 10 Financial assets, liabilities and financial results and 11 Information on market risks and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements.

Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. At December 31, 2014, Orange’s liquidity position exceeds its 2015 net financial debt obligations.

2014 form 20-F / ORANGE - 11

5.C Research and development, patents and licenses, etc.

The information set forth in section 3.3 Research and innovation, patents and licenses on pages 88 et seq. of the 2014 Registration Document is incorporated herein by reference.

5.D Trend information

The information set forth under:

-section 4.4 Recent events, on page 230,

-section 4.5 Outlook, on page 230,

-section 4.3 Analysis of the Group's financial position and earnings, on pages 182 et seq.,

-section 2.1 The information and communication technologies market, on pages 10 et seq.,

-section 2.3 Orange’s group strategy, on pages 33 et seq.,

-section 2.4 Risk factors, on pages 36 et seq.,

of the 2014 Registration Document is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth in note 14 Unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

At December 31, 2014 (in millions of euros)	Note	Contractual obligations reflected in the balance sheet		Total payments due	Less than 1 year	1-3 years	3-5 years	More than 5 years
Gross financial debt after derivatives		34 636		33 992	5 083	5 520	6 733	16 656
o/w finance lease obligation		619		619	95	108	151	265
Trade payables		8 130		8 130	7 564	140	130	296
Future interests on financial liabilities				13 732	1 625	2 615	2 077	7 415
Total Financial liabilities (incl. derivatives assets)	11.3	42 766	(1)	55 854	14 272	8 275	8 940	24 367
Employee Benefits	5.2	5 223		7 609	2 104	1 190	981	3 335
Provisions for dismantling	7.5	733		956	28	39	26	863
Restructuring provisions	4.3	498		498	162	336	-	-
Other liabilities	4.6	1 971		1 971	1 293	678	-	-
Operating taxes and levies payables	8.2	1 288		1 288	1 288	-	-	-
Current tax payables	12.3	684		684	684	-	-	-
Total other liabilities(2)		10 396		13 005	5 559	2 242	1 007	4 198
Operating lease obligations				5 694	916	1 464	1 048	2 266
Other operational and purchase obligations				8 047	4 395	1 461	640	1 551
Unrecognized operational contractual commitments	14.1			13 741	5 311	2 925	1 688	3 817
TOTAL				82 600	25 142	13 443	11 634	32 382

(1) of which long-term debt obligations amounting to 28,715 million euros (including TDIRA, bonds and bank and lending institutions)
(2) excluding deferred tax liabilities and deferred income

5.G Safe harbor

Not applicable.

2014 form 20-F / ORANGE - 12

ITEM 6 Directors, senior management and employees

6.A Directors and senior management

The information set forth in section 5.1 Composition of management and supervisory bodies on pages 266 et seq. of the 2014 Registration Document is incorporated herein by reference.

6.B Compensation

The information set forth in sections 5.3 Compensation and benefits paid to directors, corporate officers and senior management on pages 283 et seq. of the 2014 Registration Document is incorporated herein by reference.

6.C Board practices

The information set forth under:

-section 5.1.1 Board of Directors, on pages 266 et seq.,

-section 5.1.3 Executive Committee, on pages 269 and seq.,

-section 5.2 Corporate Governance, on page 275 et seq.,

-subsection Table 11 - Other benefits granted to corporate officers of section 5.3.1 Compensation of directors and corporate officers, on page 287,

-section 5.4 Risk Management, on pages 289 et seq.,

of the 2014 Registration Document is incorporated herein by reference.

6.D Employees

The information set forth in sections 5.6.1.1 Employment, on pages 297 et seq. and 5.6.1.4 Social dialogue, on pages 304 et seq. of the 2014 Registration Document is incorporated herein by reference.

6.E Share ownership

The information set forth under:

-section 5.1.4.2 Information on Company shares held by directors and corporate officers, on page 273,

-section 5.1.4.4 Shares and stock options held by senior management, on page 274 (with respect to the Executive Committee),

-section 5.3.1 Compensation and benefits paid to directors, officers and senior management and corporate officers, on pages 283 et seq.,

-section 5.3.2 Compensation of members of the Executive Committee, on page 288,

-section 5.6.1.2 Compensation on pages 301 et seq. (with respect to employees),

of the 2014 Registration Document is incorporated herein by reference.

2014 form 20-F / ORANGE - 13

ITEM 7 Major shareholders and related party transactions

7.A Major shareholders

The information set forth in section 6.2 Major shareholders, on pages 325 et seq. of the 2014 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 31, 2015, there were 74,091,013 ADSs of Orange outstanding and 297 holders of record were registered with JP Morgan, depositary for the ADS program.

As of March 31, 2015, 28 United States residents were registered as owners of Orange’s shares with BNP Paribas Securities Services, provider of securities services for Orange. Those U.S. residents held 6,092 Orange shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, Orange estimates that U.S. corporate and institutional investors held a total of approximately 26 % of its share capital as at December 31, 2014.

7.B Related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm's-length basis.

See the table of transactions between the Group and the main equity-accounted companies (EE) in Note 2.2 Main Changes in Scope of Consolidation in the notes to the financial statements, as well as Note 9 Interests in Associates and Joint Ventures and Note 19 Executive Compensation to the financial statements (Section 4.1.1).

7.C Interests of experts and counsels

Not applicable

ITEM 8 Financial information

8.A Consolidated statements and other financial information

See Item 18 Financial Statements.

The information set forth in sections 4.4 Recent events, on page 230 and 4.6 Dividend distribution policy, on page 230 of the 2014 Registration Document is incorporated herein by reference.

8.B Significant changes

The information set forth in section 4.4 Recent events, on page 230 of the 2014 Registration Document, including the information set forth in note 16 Subsequent Events to the consolidated financial statements, is incorporated herein by reference.

In addition, on April 7, 2015, Orange and Vivendi announced that they were entering into exclusive negotiations regarding the acquisition by Vivendi of an 80% stake in Dailymotion for 217 million euros. Orange will retain a 20% stake in the company. Dailymotion is the second largest aggregation and distribution platform in the world with over 2.5 billion videos seen per month and sales of 64 million euros in 2014.

2014 form 20-F / ORANGE - 14

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

Trading history of Orange’s securities listed on the New York Stock Exchange (NYSE)

Orange’s share is traded on compartment A (large capitalizations) of Euronext Paris (ticker : ORA and International Security Identification Number : FR0000133308) and in the form of ADS on the NYSE (ticker : ORAN and CUSIP : 684060106).

The table below shows the annual high and low prices, unadjusted for dividends, for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE from 2010 to 2014.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2010	17.83	14.15	25.91	17.31
2011	16.53	11.39	23.54	15.14
2012	12.36	7.94	16.08	10.31
2013	10.65	7.10	14.68	9.11
2014	14.72	8.73	17.89	11.95
Source: Bloomberg

The table below shows the quarterly high and low prices, unadjusted for dividends, for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE since January 1, 2013.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
First Quarter 2013	9.12	7.26	12.08	9.60
Second Quarter 2013	8.36	7.12	10.84	9.32
Third Quarter 2013	9.43	7.10	12.72	9.11
Fourth Quarter 2013	10.65	8.55	14.68	11.72
First Quarter 2014	10.72	8.73	14.73	11.95
Second Quarter 2014	12.81	10.65	17.34	14.58
Third Quarter 2014	12.02	10.82	16.18	14.52
Fourth Quarter 2014	14.72	10.52	17.89	13.44
First Quarter 2015	16.45	13.37	18.52	15.82
Source: Bloomberg

2014 form 20-F / ORANGE - 15

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2014	12.72	10.52	15.89	13.44
November 2014	14.17	12.31	17.49	15.43
December 2014	14.72	13.26	17.89	15.95
January 2015	16.10	13.37	18.21	15.82
February 2015	16.45	15.44	18.52	17.59
March 2015	16.26	14.78	18.22	15.70
Source: Bloomberg

2014 form 20-F / ORANGE - 16

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

10.B Memorandum of association and bylaws

The information set forth under:

-Subsection Restrictions regarding the sale of shares by directors and officers of section 5.1.4.2 Information on company shares held by Directors and Officers, on page 273,

-Section 5.2.2.5 Chairman of the Board of Directors, on page 277,

-Section 7.3.5 Company purpose (Article 2 of the Bylaws) on page 351,

-Section 7.3.6 Rights, preferences and restriction attached to shares, on pages 351 et seq,

-Section 7.3.7 Actions necessary to modify shareholder’s rights, on page 352,

-Section 7.3.8 Rules to participate in and call Shareholders’ Meeting, on page 352,

-Section 7.3.9 Provisions having the effect of delaying, deferring or preventing a change of control of the Company, on page 353,

-Section 7.3.10 Declaration of crossing of thresholds, on page 353,

-Section 7.4 Factors that may have an impact in the event of a public offering, on page 353,

of the 2014 Registration Document is incorporated herein by reference.

2014 form 20-F / ORANGE - 17

Ownership of shares by non-French persons

Under the French Commercial Code, there are not limitations of general application on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code, a person is not required to obtain a prior authorization before acquiring a controlling interest (within the meaning of French law) or, for certain persons, a 33 1/3% interest, in a French company. As an exception, a prior authorization may be required in case of investments by certain persons in certain sensitive economic areas, such as defense and public health, and, since May 2014, in activities touching upon public order and public security contained in an expanded list of such sensitive areas, and which includes the integrity, security and continuity of operations of electronic communications networks and services. Non-residents of France (and certain French residents, depending on their ownership), must also file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of 33 1/3 % or more of the capital or voting rights of a French company, or a lower percentage in certain circumstances.

The foregoing is a general description of certain regulations only, and are in addition to the various French legal and regulatory requirements (as well as provisions under our bylaws) regarding disclosure of shareholdings and other matters which are applicable to all shareholders.

10.C Material contracts

The information set forth in section 7.6 Material contracts, on page 354 of the 2014 Registration Document is incorporated herein by reference.

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

10.E Taxation

The discussions set forth in this section are based on French tax law and U.S. federal income tax law, including applicable treaties and conventions, as in effect on the date of this Annual Report on Form 20-F. These Tax laws, and related interpretations, are subject to change, possibly with retroactive effect. This section is further based in part on representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

A comprehensive set of tax rules is specifically applicable, since 2011, to French assets (such as the Shares/ADSs) that are held by or in foreign trusts. These rules provide notably for the inclusion of trust assets in the settlor's net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to Shares and ADSs held in trusts. If the Shares or ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of the Shares or ADSs.

2014 form 20-F / ORANGE - 18

Taxation on sale or disposal of Shares and ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Shares or ADSs of Orange if all of the following apply to you:

-you are not a French resident for French tax purposes;

-you have not held more than 25% of Orange’s dividend rights, known as “droits aux bénéfices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and

-you have not transferred the Shares/ADSs as part of a redemption or repurchase by Orange, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as a result, be subject to French dividend withholding tax.

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.2% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year used to be published annually by the French state. Pursuant to a ministerial regulation (arrêté) published by the French state and dated December 27, 2013, Orange was included in such list as a company whose market capitalization exceeded 1 billion euros as of December 1, 2013. An update of such list as at December 1, 2014, has been published in the official guidelines issued by the French tax authorities on December 26, 2014, and Orange was included on such list as a company whose market capitalization exceeded 1 billion euros as of December 1, 2014. Therefore, purchases of Orange’s Shares or ADSs are subject to such tax. Please note that such list may be amended in the future, and may or may not be published.

2014 form 20-F / ORANGE - 19

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

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% provided your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France. A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the United States as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have however conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships (and up to six tiers of interposed partnerships) to the extent of the income taxable in the United States as the income of a resident in the hands of the ultimate partner or partners. Certain other requirements must be satisfied. In particular, you will have to comply with the formalities set out in Section 10.E.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, Orange or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 21% or 30% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

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

2014 form 20-F / ORANGE - 20

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

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Shares or ADSs of Orange if both of the following apply to you:

-you are not a French resident for the purpose of French taxation; and

-you own, either directly or indirectly, less than 10% of Orange capital stock, provided your Shares or ADSs do not enable you to exercise influence on Orange.

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

10.E.2 U.S. Taxation of U.S. Holders

The following discussion is a general summary of certain U.S. federal income tax considerations relevant to the ownership and disposition of Orange Shares and ADSs. The discussion is not a complete description of all tax considerations that may be relevant to you, and it does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the Shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the Shares or ADSs, have a permanent establishment in France, acquire ADSs in a “pre-release” transaction or hold Shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. For certain additional information regarding U.S. partnerships, see also the discussion presented under the caption "Taxation of Dividends" in Section 10.E.1 (French Taxation).

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

The U.S. dollar amount of a euro dividend received on the Shares or ADSs will be based on the exchange rate for the euros received on the date you recognize the dividend for U.S. federal income tax purposes, whether or not you convert the euros into U.S. dollars. You will have a basis in the euros received equal to the U.S. dollar amount of the dividend you realized. Any gain or loss on a subsequent conversion or other disposition of the euros generally will be ordinary income or loss from U.S. sources.

Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for tax withheld at the applicable withholding rate. In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. You should consult your own tax adviser about your eligibility for benefits under the U.S. France Treaty including a reduced rate of French withholding tax and for applicable limitations on claiming a deduction or foreign tax credit for any French tax withheld.

2014 form 20-F / ORANGE - 21

Dispositions

You will recognize gain or loss on disposition of Orange Shares or ADSs in an amount equal to the difference between the amount you realized and your adjusted tax basis in the Shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it measured in U.S. dollars. The U.S. dollar cost of a share or ADS purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the shares or ADSs for at least one year. Long term capital gains realized by non-corporate U.S. Holders currently qualify for preferential tax rates. Deductions for capital losses are subject to limitations.

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

2014 form 20-F / ORANGE - 22

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

2014 form 20-F / ORANGE - 23

10.I Subsidiary information

Not applicable.

10.J Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2014. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law. In compliance with the Iran Threat Reduction, Orange is disclosing the following matters:

-Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing. In 2014, Sofrecom provided certain services to MCCI, TCI and NAK, which fall within the definition of the government of Iran. The gross revenue in connection with these activities in 2014 was approximately 1.5 million euros and the estimated net profit was approximately 0.3 million euros. Sofrecom intends to continue to provide these services.

-Globecast, an indirectly, wholly-owned subsidiary of Orange SA that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms: cable, IPTV, mobile and broadband headends. Following the waiver of certain sanctions against the Islamic Republic of Iran Broadcasting (IRIB) in February 2014, and while IRIB remains a specially designated national (SDN), Globecast has entered into a satellite broadcast agreement with the IRIB in June 2014 for a period ending on June 2017. The gross revenue for this agreement and the activity concerned is approximately 0.4 million euros per year, with an estimated net profit of approximately 0.07 million euros per year. Globecast intends to provide the service to the IRIB until the end of the contract term, unless the waiver is ended (or not renewed) earlier.

-Telecommunication services are provided by the Enterprise operating segment (through indirect wholly owned subsidiaries of Orange SA) to certain international public organizations and multinationals in Iran solely to carry out telecommunications services that are otherwise authorized. These telecommunication services represent gross revenues of approximately 2.09 million euros and a net profit of approximately 0.4 million euros. Orange intends to continue carrying out these activities.

ITEM 11 Quantitative and qualitative disclosures about market risk

The information set forth in note 11 Information on market risk and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

2014 form 20-F / ORANGE - 24

ITEM 12 Description of securities other than equity securities

12.A Debt Securities

Not applicable.

12.B Warrants and Rights

Not applicable.

12.C Other Securities

Not applicable.

12.D American Depositary Shares

Orange's ADR facility is maintained by JPMorgan Chase Bank, N.A. ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and Orange was filed with the SEC as an exhibit to our Form F-6 filed on May 16, 2013. BNP Paribas ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement. For more complete information, including on holders’ rights and obligations, holders should read the entire deposit agreement, as amended, and the ADR itself.

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

2014 form 20-F / ORANGE - 25

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

During the financial year ended December 31, 2014, a payment of 5 million U.S. dollars was made by the Depositary to Orange

Voting the Shares at shareholders’ meetings

Pursuant to a deposit agreement signed with the Company, the Company shall timely notify the Depositary in writing prior to any meeting of holders of Shares or other Deposited Securities of such meeting. Upon receipt of such notice, and upon consultation with the Company, the Depositary shall, in a timely manner, mail to owners of ADSs (the Owners):

-a notice of impending meetings,

-a statement that the Owners will be entitled, subject to any applicable provision of French law and the bylaws of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by the ADSs,

-copy or summary of any material provided by the Company,

-a voting instruction card,

-and a statement as to the manner in which such instructions may be given, including an express indication that if no instruction is received, such instructions may be given or deemed given, to the Depositary to give the Custodian instructions to vote or cause to vote the Deposited Securities underlying the ADSs for which voting instructions are specifically given or deemed given, in accordance with the recommendations of the Board of Directors of the Company.

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

2014 form 20-F / ORANGE - 26

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

ITEM 14 Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15 Controls and procedures

15.A Disclosure controls and procedures

In 2003, Orange created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Deputy Chief Executive Officer Finance and Strategy, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

Orange’s Chief Executive Officer and Deputy Chief Executive Officer Finance and Strategy (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Deputy Chief Executive Officer Finance and Strategy(in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

2014 form 20-F / ORANGE - 27

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

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2014. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2014 has been audited by Deloitte et Associés and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

2014 form 20-F / ORANGE - 28

15.C Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange,

We have audited the internal control over financial reporting of Orange and its subsidiaries (the “Group”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of the Group and our report dated February 17, 2015 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Charles-Emmanuel Chosson

Neuilly-sur-Seine and Paris-La Défense, France

February 17, 2015

15.D Changes in internal control over financial reporting

None.

2014 form 20-F / ORANGE - 29

ITEM 16 [reserved]

16.A Audit committee financial expert

José-Luis Durán is the Audit Committee's financial expert as defined in Item 16A(b) of Form 20-F. Jose-Luis Durán is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

16.B Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Deputy Chief Executive Officer Finance and Strategy (in his capacity as Chief Financial Officer), principal accounting officer and persons performing similar functions. A copy of Orange’s Code of Ethics is available on Orange’s website at www.orange.com.

16.C Principal accountant fees and services

The information set forth in note 20 Fees paid to statutory auditors to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

All services provided by the statutory auditors in 2012, 2013 and 2014 have been approved, in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2013, which include procedures for preapproval of services as required.

16.D Exemptions from listing standards for audit committees

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

2014 form 20-F / ORANGE - 30

16.E Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 6.1.4 Treasury shares held by or on behalf of the Issuer or its subsidiaries - Share buyback program, on page 324 of the 2014 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2014 :

Settlement month	Total number of shares purchased(1)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (2)
January 2014	4,955,000	9.33	4,955,000	227,780,146
February 2014	1,250,000	9.01	1,250,000	226,530,146
March 2014	4,752,500	9.80	4,752,500	221,777,646
April 2014	1,932,222	10.76	1,932,222	219,845,424
May 2014	3,886,000	12.10	3,886,000	215,959,424
June 2014	6,871,500	12.14	6,871,500	247,051,970
July 2014	6,555,432	11.49	6,555,432	251,461,606
August 2014	5,777,998	11.45	5,777,998	245,683,608
September 2014	3,732,500	11.22	3,732,500	241,951,108
October 2014	5,475,000	10.91	5,475,000	236,476,108
November 2014	5,279,123	12.63	5,279,123	231,196,985
December 2014	3,142,080	13.90	3,142,080	228,054,905
Total	53,609,355		53,609,355

(1) Until May 27, 2014, under the 2013 Share buyback program approved by the Annual Shareholders' Meeting of May 28, 2013 for up to 10% of the share capital; from May 27, 2014, under the 2014 Share buyback program approved by the Annual Shareholders' Meeting of May 27, 2014 for up to 10% of the share capital for a period of 18 months.

(2) At month end

16.F Change in Registrant’s Certifying Accountant

Not applicable during the two most recent financial years. Orange notes, however, that the terms of office of all Statutory Auditors will expire at the end of the Shareholders' Meeting on May 27, 2015. At that meeting, the shareholders will be asked to approve the renewal of Ernst & Young Audit (as Statutory Auditor) and Auditex (as Alternate Statutory Auditor), and to approve the appointment of KPMG and Salustro Reydel as new Statutory Auditor and Alternate Statutory Auditor, respectively, to replace Deloitte & Associés and BEAS.

The process for the selection of the statutory auditors to be renewed or appointed, upon shareholder approval, complies with the recommendations of the French Afep-Medef Corporate Governance Code for listed companies. The Audit Committee led the selection process, and in particular, validated the bid process and work specifications, and submitted its recommendations for applicants to the Board of Directors. The selection work included the creation of an ad hoc Recommendation Committee responsible for interviewing applicants and reviewing application submissions, and the Audit Committee then formulated its recommendation for Statutory Auditors and Alternate Statutory Auditors applications to the Board of Directors during its meeting of December 3, 2014. The main criteria used for the choice of applicants were the applicants' understanding of the Group's activities, the proposed audit approach (including innovations proposed to facilitate the audit assignment), the ability of the audit firm to bring as much added value as possible to the Company and the fees proposed for the services. The recommendation submitted to the Board of Directors by the Audit Committee, which ensured a selection of the best offers, in compliance with the recommendations of the Afep-Medef Code, aims to appoint a panel of Statutory Auditors to help ensure:

- the appointment of a new firm, to help ensure independence;

- continuity by keeping one of the current Statutory Auditors;

- a change in the audit approach and increase in added value;

- a new step in the ongoing fee decrease initiated during previous tender offers so as to move further towards the level of fees observed at other European operators.

Orange also notes that Deloitte & Associés did not decline to stand for re-election, and neither did its reports on the Company's financial statements for each of the past two financial years contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In addition, during the Company's two most recent financial years, there were no disagreements with Deloitte & Associés on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Associés, would have caused it to make reference to the subject matter of the disagreements in connection with any of its reports.

The Company has provided the foregoing disclosures to Deloitte & Associés and requested that it furnishes to the Company a letter addressed to the SEC stating whether or not it agrees with the statements made by the Company in response to this Item 16F. Deloitte & Associés has furnished the letter, stating that it agrees with the statements made in paragraphs one, three, four and five of this Item 16F and that it has no basis on which to agree with the statements made in paragraph two. A copy of such letter, dated April 14, 2015 is attached hereto as Exhibit 15.4 to this Annual Report on Form 20-F.

2014 form 20-F / ORANGE - 31

16.G Corporate governance

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
Board Independence

Orange’s Board of Directors has chosen to check the independence of its members against the criteria set out in France in the Afep-Medef Report (in Item 16G : “the Report”), which provides that one-third of board members should be independent. According to the criteria the Report sets out, seven members (out of the total of 15 current board members) are independent.

Orange has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 5.2.2.2 Independent Directors on page 276 of the 2014 Registration Document, which section is incorporated herein by reference.

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

Compensation/Nominating/ Corporate Governance Committee

Orange has a combined Governance and Corporate Environmental and Social Responsibility Committee. The Committee consists of four directors, including two independent directors (according to the criteria set out in the Report). The NYSE standards provide for the implementation of two separate committees (a Nominating Committee and a Compensation Committee) composed exclusively of independent directors. In terms of internal mechanics, while the Committee has a written charter, it does not comply with all the requirements of the NYSE.

Audit Committee

Orange’s Audit Committee consists of six directors including three independent directors (according to the criteria set out in the Report).

Of those, one is a representative of the French Government and two are employees who are not executive officers of the Issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Exchange Act, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (C) relating to non-executive employees and Rule 10A-3(b)(1)(iv) (E) relating to foreign government representatives. For its part, the Report recommends that two-thirds of an audit committee’s members should be independent.

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

2014 form 20-F / ORANGE - 32

16.H Mine Safety Disclosure

Not applicable.

PART III

ITEM 17 Financial statements

Not applicable

ITEM 18 Financial statements

The information set forth in section 4.1 Consolidated financial statements on pages 92 to 180 of the 2014 Registration Statement is incorporated herein by reference.

Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange:

We have audited the accompanying consolidated statements of the financial position of Orange and subsidiaries (the “Group”) as of December 31, 2014, 2013, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014, 2013, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2015 expressed an unqualified opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Charles-Emmanuel Chosson

Neuilly-sur-Seine and Paris-La Défense, France

February 17, 2015

2014 form 20-F / ORANGE - 33

ITEM 19 List of exhibits

1.1 Bylaws (statuts) of Orange, as amended on May 27, 2014.

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

15.1 Excerpt of the pages and sections of the 2014 Registration Document that are incorporated herein by reference.

15.2 Consent of Deloitte & Associés as auditors of Orange.

15.3 Consent of Ernst & Young Audit as auditors of Orange.

15.4 Letter from Deloitte & Associés required by Item 16F(a)(3)

* Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2014 form 20-F / ORANGE - 34

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:	Ramon Fernandez
Title:	Deputy Chief Executive Officer, Finance and Strategy, and Chief Financial Officer

Paris, France

April 14, 2015

2014 form 20-F / ORANGE - 35