Form 20-F
ORANGE
filed 2016-04-04
CIK 1038143

As filed with the Securities and Exchange Commission on April 4, 2016

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, nominal value €4.00 per share: 2,648,885,383 at December 31, 2015

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
2015 form 20-F / ORANGE - 1[Back to contents]

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2015 (the “Annual Report on Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2015.

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

References to the “2015 Registration Document” are references only to those pages and sections attached in Exhibit 15 to this Form 20-F.

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

2015 form 20-F / ORANGE - 2[Back to contents]

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

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

•  the success of Orange’s Essentials2020 strategic plan and more generally, Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with the “Over The Top” (OTT) players;

•  risks related to information and communications technology systems generally, including in particular networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons;

•  loss or disclosure to third parties of customers data and various scams that may target Orange or its customers, and damage its image;

•  risks related to its Internet Service Provider and hosting activities as well as its new activities in the field of mobile financial services;

•  Orange’s ability to withstand intense competition in mature markets and business activities;

•  its ability to cope with massive wave of retirements due to occur in France in the near future and the results of its human resources program;

•  its ability to capture growth opportunities in emerging markets and the risks specific to those markets;,

•  its ability to effectively integrate companies that could be acquired through the consolidation of the telecommunications industry in Europe;

•  health concerns surrounding exposure to electromagnetic fields and telecommunications equipment and devices;

•  fiscal and regulatory constraints and changes, and the  results of litigation regarding regulations, competition and other matters;

•  the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk;

•  the occurrence of another financial crisis affecting global markets and causing a deterioration in the macroeconomic situation;

•  Orange's credit ratings;

2015 form 20-F / ORANGE - 3[Back to contents]

•  its ability to access capital markets and the state of capital markets in general;

•  exchange rate or interest rate fluctuations;

•  more generally, credit and / or counterparty risks on financial transactions;

•  changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment; and

•  control of the Orange group by the public sector, as well as future public sector sales of Orange shares.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information - 3.D Risk Factors.

2015 form 20-F / ORANGE - 4[Back to contents]
2015 form 20-F / ORANGE - 5[Back to contents]
2015 form 20-F / ORANGE - 6[Back to contents]

PART I

ITEM 1     Identity of directors, senior management and advisers

Not applicable.

ITEM 2     Offer statistics and expected timetable

Not applicable.

ITEM 3     Key information

3.A        Selected financial data

The following table sets forth selected consolidated financial and other operating data of Orange. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. Orange’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2011, 2012, 2013, 2014 and 2015.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2011, 2012, 2013, 2014 and 2015 is extracted or derived from the consolidated financial statements. Selected financial information for the periods ended as of December 31, 2013, 2014 and 2015 is derived from audited consolidated financial statements included in the 2015 Registration Document and selected financial information for the periods ended December 31, 2011 and 2012 is derived from audited consolidated financial statements which are not included or incorporated by reference herein.

2015 form 20-F / ORANGE - 7[Back to contents]

Consolidated Income Statement

	in euros
(million, except per share data)	2015	2014	2013	2012	2011
Revenues	40,236	39,445	40,981	43,515	45,277
Operating Income	4,742	4,571	5,333	4,180	8,008
Finance costs, net	(1,583)	(1,638)	(1,750)	(1,728)	(2,033)
Consolidated net income after tax of continuing operations	2,510	1,360	2,178	1,221	3,888
Consolidated net income after tax of discontinued operations	448	(135)	(45)	(117)	(60)
Net income attributable to owners of the parent	2,652	925	1,873	820	3,895
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic (1)	0.76	0.36	0.73	0.36	1.50
• diluted (1)	0.75	0.36	0.73	0.35	1.48
Net income
• basic (1)	0.93	0.31	0.71	0.31	1.47
• diluted (1)	0.91	0.31	0.71	0.31	1.46
(1) Earnings per share calculated on a comparable basis.

Consolidated STATEMENT OF FINANCIAL POSITION

	in euros
(million)	2015	2014	2013	2012	2011
Intangible assets (2)	41,398	36,595	36,732	37,591	38,683
Property, plant and equipment	25,123	23,314	23,157	23,662	23,634
Total assets	91,430	88,404	85,833	89,980	96,083
Net assets	33,267	31,701	26,334	26,384	29,592
Share capital	10,596	10,596	10,596	10,596	10,596
Number of shares	2,649	2,649	2,649	2,649	2,649
Equity attributable to the owners of the parent	30,907	29,559	24,349	24,306	27,573
(2) Includes goodwill and the other intangible assets.

Consolidated Statement of Cash Flows

	in euros
(million)	2015	2014	2013	2012	2011
Net cash provided by operating activities	9,527	8,802	7,259	10,016	12,879
Net cash used in investing activities	(9,406)	(6,352)	(6,044)	(4,710)	(6,308)
Purchases of property, plant and equipment and intangible assets	(7,771)	(6,111)	(6,117)	(6,763)	(6,711)
Net cash used in financing activities	(3,924)	(154)	(3,537)	(5,072)	(2,860)
Cash and cash equivalents at end of year	4,469	6,758	5,934	8 321	8,061

 Dividend

	2015	2014	2013	2012	2011
Dividend per share for the year (euros)	0.60(3)	0.60	0.80	0.78	1.40
Dividend per share for the year (dollars) (4)	0,67	0.67	0.89	0.87	1.56

(3)   Subject to approval by the Ordinary Shareholders' Meeting of June 7, 2016.

(4)   The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on March 25, 2016 of € 0,8957 to $1.00.

Operational Data

	2015	2014	2013	2012	2011
Number of fixed telephone lines (in millions)	43.5	42.7	42.2	43.2	44.3
Number of mobile customers (in millions)	201.2	185.3	178.5	172.4	166.6
Number of broadband (mainly ADSL) customers (in millions)	18.1	16.0	15.5	14.9	14.4
Number of employees (workforce end of period)	156,191	156,233	165,488	170,531	171,949

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

2015 form 20-F / ORANGE - 8[Back to contents]
U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2011	1.2973	1.3931	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3297	1.3927	1.2101
2015	1.0859	1.1096	1.2015	1.0524

Monthly amounts (U.S. dollar per €1.00)	Period end rate	Average rate (1)	High	Low
September 2015	1.1162	1.1229	1.1358	1.1104
October 2015	1.1042	1.1228	1.1437	1.0963
November 2015	1.0562	1.0727	1.1026	1.0562
December 2015	1.0859	1.0889	1.1025	1.0573
January 2016	1.0832	1.0855	1.0964	1.0743
February 2016	1.0868	1.1092	1.1362	1.0868
March 2016 (2)	1.1164	1.1102	1.1316	1.0845

(1)   The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

(2)   through March 25, 2016, the most recent date where the exchange rate was available

On March 25, 2016, the Noon Buying Rate was $1.1164 per one euro.

For information regarding the effects of currency fluctuations on Orange’s results, see Item 5 Operating and Financial Review and Prospects.

3.B        CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C        REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D        Risk factors

The information set forth in section 2.4 Risk factors on pages 33 et seq. of the 2015 Registration Document is incorporated herein by reference.

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

2015 form 20-F / ORANGE - 9[Back to contents]

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

ITEM 4     Information on Orange

4.A        History and development of Orange

The information set forth in:

•  section 1.1 Overview on page 4 of the 2015 Registration Document,

•  section 7.3.1 Company name on page 345 of the 2015 Registration Document,

•  section 7.3.2 Place of registration and registration number on page 345 of the 2015 Registration Document,

•  section 7.3.3 Date of incorporation and term on page 345 of the 2015 Registration Document,

•  section 7.3.4 Registered office, legal form and applicable law on 345 of the 2015 Registration Document,

•  note 2 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

Agent in the United States: Orange Participations U.S. Inc., 13375 McLearen Road, Oak Hill, Virginia 20171.

4.B        Business overview

The information set forth under:

•  section 2.2 Regulations on pages 13 et seq.,

•  section 3.1 Overview of business on pages 40 et seq.,

•  the Glossary of technical terms on pages 350 et seq.,

of the 2015 Registration Document is incorporated herein by reference.

2015 form 20-F / ORANGE - 10[Back to contents]

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

4.C        Organizational structure

The information set forth in note 16 Main consolidated entities to the consolidated financial statements and section 1.3 Organizational chart on page 7 of the 2015 Registration Document is incorporated herein by reference.

4.D        Property, plant and equipment

The information set forth under:

•  section 3.2 Network and real estate on pages 77 et seq.,

•  subsection Investment in networks of section 4.3.1.4 Significant events, on page 181,

•  and section 5.6.2 Environmental information, on pages 314 et seq.,

of the 2015 Registration Document is incorporated herein by reference.

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

5.A        Operating results

This section sets forth:

•  an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 4.3 Analysis of the Group’s financial position and earnings and (ii) section 4.3.1 Overview, on pages 179 et seq. of the 2015 Registration Document;

•  a presentation of critical accounting policies set forth below;

•  a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2015, 2014 and 2013 incorporated by reference to sections 4.3.2 Analysis of the Group’s income statement and capital expenditures and 4.3.3 Analysis by operating segment, respectively on pages 184 et seq. and 195 et seq. of the 2015 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, Orange sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 4.3.5 Financial aggregates not defined by IFRS on pages 225 et seq. of the 2015 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in the Financial glossary set forth in appendix on pages 353 et seq., of the 2015 Registration Document; and note 1 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

2015 form 20-F / ORANGE - 11[Back to contents]

Critical accounting policies

The information set forth under section 4.1.2 Critical accounting policies & estimates on page 176 of the 2015 Registration Document is incorporated herein by reference.

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

•  section 4.3.4 Cash flow, shareholders’ equity and financial debt, on pages 219 and seq. of the 2015 Registration Document,

•  note 4.3.2.5.1 Capital expenditures, on pages 192 and seq. of the 2015 Registration Document,

•  notes 10 Financial assets, liabilities and financial results and 11 Information on market risks and fair value of financial assets and liabilities to the consolidated financial statements included in Item 18 Financial Statements.

Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. At December 31, 2015, Orange’s liquidity position exceeds its 2016 net financial debt obligations.

5.C        Research and development, patents and licenses, etc.

The information set forth in section 3.3 Research and Innovation on pages 82 et seq. and section 3.4 Patents and Trademarks on pages 84 et seq., of the 2015 Registration Document is incorporated herein by reference.

5.D        Trend information

The information set forth under:

•  section 4.4 Recent Events, on page 234,

•  section 4.5 Outlook, on page 234,

•  section 4.3 Analysis of the Group's financial position and earnings, on pages 179 et seq.,

•  section 2.1 The World Information And Communication Technologies Market, on pages 10 et seq.,

•  section 2.3 Orange’s group strategy, on pages 29 et seq.,

•  section 2.4 Risk factors, on pages 33 et seq.,

of the 2015 Registration Document is incorporated herein by reference.

2015 form 20-F / ORANGE - 12[Back to contents]

5.E        Off-balance sheet arrangements

The information set forth in note 13 Unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

5.F         Tabular disclosure of contractual obligations

At December 31, 2015 (in millions of euros)	Note	Contractual obligations reflected in the balance sheet		Total payments due	Less than 1 year	1-3 years	3-5 years	More than 5 years
Gross financial debt after derivatives (1)		32,763		32,505	5,832	6,444	5,749	14,480
o/w finance lease obligation		592		592	92	158	172	170
Trade payables		9,959		9,959	8,951	650	115	242
Future interests on financial liabilities				12,374	1,327	2,414	1,624	7,010
Total Financial liabilities (incl. derivatives assets)	11.3	42,723	(2)	54,837	16,110	9,507	7,488	21,732
Employee Benefits	5.2	5,356		7,672	2,256	1,305	839	3272
Provisions for dismantling	7.6	733		923	33	30	28	831
Restructuring provisions	4.3	414		414	189	225
Other liabilities	4.7	2,487		2487	1695	792
Operating taxes and levies payables	8.1	1,318		1318	1318
Current tax payables	8.2	434		434	434
Total other liabilities(3)		10,742		13,248	5,925	2,352	867	4,103
Operating lease obligations				5,418	937	1,479	943	2,059
Other operational and purchase obligations				6,462	2,367	1,539	605	1,952
Unrecognized operational contractual commitments	13.1			11,881	3,304	3,018	1,547	4,011
TOTAL				79,966	25,339	14,878	9,903	29,846

(1) excluding equity components related to unmatured hedging instruments
(2) of which long-term debt obligations amounting to 27,510 million euros (including TDIRA, bonds and bank and lending institutions)
(3) excluding deferred tax liabilities and deferred income

5.G        Safe harbor

Not applicable.

ITEM 6     Directors, senior management and employees

6.A        Directors and senior management

The information set forth in section 5.1 Composition of management and supervisory bodies on pages 268 et seq. of the 2015 Registration Document is incorporated herein by reference.

2015 form 20-F / ORANGE - 13[Back to contents]

6.B        Compensation

The information set forth in sections 5.3 Compensation and benefits paid to directors, officers and senior management on pages 286 et seq. of the 2015 Registration Document is incorporated herein by reference.

6.C        Board practices

The information set forth under:

•  section 5.1.1 Board of Directors, on pages 268 et seq.,

•  section 5.1.3 Executive Committee, on pages 271 and seq.,

•  section 5.2 Corporate Governance, on page 278  et seq.,

•  subsection Table 10 - Other benefits granted to corporate officers of section 5.3.1 Compensation of directors and corporate officers, on page 290,

•  section 5.4 Risk Management, on pages 292 et seq.,

of the 2015 Registration Document is incorporated herein by reference.

6.D        Employees

The information set forth in sections 5.6.1.1 Employment, on pages 300 et seq. and 5.6.1.4 Social dialogue, on pages 307 et seq., of the 2015 Registration Document is incorporated herein by reference.

6.E        Share ownership

The information set forth under:

•  section 5.1.4.2 Information on Company shares held by directors and corporate officers, on page 276,

•  section 5.1.4.4 Shares and stock options held by senior management, on page 277 (with respect to the Executive Committee),

•  subsections Table 4 - Stock-options allocated to each Corporate Officer during the fiscal year to Table 9 - History of performance share grants of section 5.3.1 Compensation of Directors and Officers, on pages 289 and seq.,

•  section 5.3.2 Compensation of members of the Executive Committee, on page 291,

•  section 5.6.1.2 Compensation on pages 304 et seq. (with respect to employees),

of the 2015 Registration Document is incorporated herein by reference.

ITEM 7     Major shareholders and related party transactions

7.A        Major shareholders

The information set forth in section 6.2 Major shareholders, on pages 331 et seq. of the 2015 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 28, 2016, there were 52,670,998 ADSs of Orange outstanding and 279 holders of record were registered with JP Morgan, depositary for the ADS program.

2015 form 20-F / ORANGE - 14[Back to contents]

As of March 28, 2016, 35 United States residents were registered as owners of Orange’s shares with BNP Paribas Securities Services, provider of securities services for Orange. Those U.S. residents held 7,143 Orange shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, Orange estimates that U.S. corporate and institutional investors held a total of approximately 12.8% of its share capital as at December 31, 2015.

7.B        Related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

In 2015, Orange SA did not enter directly or indirectly into any transaction with (i) one of its Directors or Corporate Officers, or (ii) a shareholder holding more than 10% of its voting rights, or (iii) a company which is owned or controlled by one of its Directors or Corporate Officers, or (iv) a company in which one of its Directors or Corporate Officers is also a director or a Corporate Officer.

Regarding agreements made in previous years, the two amendments to the ongoing agreements with Novalis executed on January 11, 2010, remained in force during 2015. These amendments extended to Corporate Officers the benefit of Orange group’s policies covering (i) healthcare costs and (ii) death, incapacity and invalidity. With respect to 2015, these related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and CEO and Gervais Pellissier, CEO Delegate. As from January 1, 2016, they will also cover Pierre Louette and Ramon Fernandez, CEO Delegates.

In addition, except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2015, directly or indirectly, between a Director or Officer or a shareholder holding more that 10% of Orange SA’s voting rights, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also the table of transactions between the Group and the main associates (EE) in Note 2.2 Main changes in scope of consolidation to the consolidated financial statements, as well as Note 9 Interests in Associates and Joint Ventures,Note 5.4 Executive Compensation to the consolidated financial statements, Note 3.6 Transactions with related parties and Note 4.8 Transactions with related parties.

7.C        Interests of experts and counsels

Not applicable.

ITEM 8     Financial information

8.A        Consolidated statements and other financial information

See Item 18 Financial Statements.

The information set forth in sections 4.4 Recent events, on page 234 and 4.6 Dividend distribution policy, on page 234 of the 2015 Registration Document is incorporated herein by reference.

2015 form 20-F / ORANGE - 15[Back to contents]

8.B        Significant changes

The information set forth in section 4.4 Recent events, on page 234 of the 2015 Registration Document, in addition to the information set forth in note 15 Subsequent Events to the consolidated financial statements, is incorporated herein by reference.

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

The table below shows the annual high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE from 2011 to 2015.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2011	16.53	11.39	23.54	15.14
2012	12.36	7.94	16.08	10.31
2013	10.65	7.10	14.68	9.11
2014	14.72	8.73	17.89	11.95
2015	16.85	12.86	18.52	14.65
Source: Bloomberg

The table below shows the quarterly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE since April 1, 2014.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
Second Quarter 2014	12.81	10.65	17.34	14.58
Third Quarter 2014	12.02	10.82	16.18	14.52
Fourth Quarter 2014	14.72	10.52	17.89	13.44
First Quarter 2015	16.45	13.37	18.52	15.70
Second Quarter 2015	15.95	13.43	17.03	15.16
Third Quarter 2015	15.59	12.86	16.82	14.65
Fourth Quarter 2015	16.85	13.19	17.99	14.78
First Quarter 2016	16.44	14.64	18.30	16.21

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE for the most recent six months.

2015 form 20-F / ORANGE - 16[Back to contents]
	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2015	16.03	13.19	17.63	14.78
November 2015	16.85	15.90	17.99	17.19
December 2015	16.18	14.74	17.10	16.30
January 2016	16.33	14.81	17.67	16.21
February 2016	16.34	14.64	17.92	16.59
March 2016	16.44	15.39	18.30	17.25

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

9.D        Selling shareholders

Not applicable

9.E        Dilution

Not applicable

9.F         Expenses of the issue

Not applicable

ITEM 10   Additional information

10.A      Share capital

Not applicable.

2015 form 20-F / ORANGE - 17[Back to contents]

10.B      Memorandum of association and bylaws

The information set forth under:

•  Subsection Restrictions regarding the disposal of shares by Directors and Officers of section 5.1.4.2 Information on company shares held by Directors and Officers, on page 276,

•  Section 5.2.2.5 Chairman of the Board of Directors, on pages 279 and 280,

•  Section 7.3.5 Company purpose on page 345,

•  Section 7.3.6 Rights, preferences and restriction attached to shares, on pages 345 et seq,

•  Section 7.3.7 Actions necessary to modify shareholder’s rights, on page 346,

•  Section 7.3.8 Rules to participate in and call Shareholders’ Meeting, on page 346,

•  Section 7.3.9 Provisions having the effect of delaying, deferring or preventing a change of control of the Company, on page 347,

•  Section 7.3.10 Declaration of threshold crossing, on page 347,

•  Section 7.4 Factors that may have an impact in the event of a public offer, on page 347,

of the 2015 Registration Document is incorporated herein by reference.

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

10.C      Material contracts

The information set forth in section 7.6 Material contracts, on page 348 of the 2015 Registration Document is incorporated herein by reference.

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

2015 form 20-F / ORANGE - 18[Back to contents]

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

A comprehensive set of tax rules is specifically applicable to French assets (such as the Shares/ADSs) that are held by or in foreign trusts. These rules provide notably for the inclusion of trust assets in the settlor's net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to Shares and ADSs held in trusts.  If the Shares or ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of the Shares or ADSs.

Taxation on sale or disposal of Shares and ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Shares or ADSs of Orange if all of the following apply to you:

•  you are not a French resident for French tax purposes; and

•  you have not held more than 25% of Orange’s dividend rights, known as “droits aux bénéfices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and

•  you have not transferred the Shares/ADSs as part of a redemption by Orange, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as a result, be subject to French dividend withholding tax, unless you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory (état ou territoire non coopératif) within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), in which case you will be subject to a 75% tax on capital gain. The list of Non-Cooperative States is published by ministerial executive order and is updated from time to time.

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

2015 form 20-F / ORANGE - 19[Back to contents]

Special rules apply to individuals who are residents of more than one country.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.2% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2015, has been published in the official guidelines of the French tax authorities on December 21, 2015 (BOI-ANNX-000467-20151221), and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2015. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

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

2015 form 20-F / ORANGE - 20[Back to contents]

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

10.E.2 U.S. Taxation of U.S. Holders

The following discussion is a general summary of certain U.S. federal income tax considerations relevant to the ownership and disposition of Orange Shares and ADSs. The discussion is not a complete description of all tax considerations that may be relevant to you, and it does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the Shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the Shares or ADSs, have a permanent establishment in France, acquire ADSs in a “pre-release” transaction or hold Shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. For certain additional information regarding U.S. partnerships, see also the discussion presented under the caption “Taxation of Dividends” in Section 10.E.1 (French Taxation).

2015 form 20-F / ORANGE - 21[Back to contents]

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

Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for tax withheld at the applicable withholding rate. In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. You should consult your own tax adviser about your eligibility for benefits under the U.S-France Treaty including a reduced rate of French withholding tax and for applicable limitations on claiming a deduction or foreign tax credit for any French tax withheld.

Dispositions

You will recognize gain or loss on a disposition of Orange Shares or ADSs in an amount equal to the difference between the amount you realize and your adjusted tax basis in the Shares or ADSs. Your adjusted tax basis in a share or ADS will generally be the amount you paid for it measured in U.S. dollars. The U.S-dollar cost of a share or ADS purchased with foreign currency will generally be the U.S-dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the shares or ADSs for at least one year. Long term capital gains realized by non-corporate U.S. Holders currently qualify for preferential tax rates. Deductions for capital losses are subject to limitations.

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

2015 form 20-F / ORANGE - 22[Back to contents]

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

10.F      Dividends and paying agents

Not applicable.

10.G      Statement by experts

Not applicable.

2015 form 20-F / ORANGE - 23[Back to contents]

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

All documents provided to shareholders as required by law may be consulted at Orange's registered offices at 78 rue Olivier de Serres, 75015 Paris, France.

In addition, the bylaws of Orange are available on Orange’s website at http://www.orange.com.

Orange’s consolidated financial statements for the past three years, included in the corresponding annual financial reports, are also available on its website.

10.I        Subsidiary information

Not applicable.

10.J       Disclosure Pursuant to Section 13 ( r ) of the united state exchange act of 1934

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2015. Section 13 (r) of the United States Exchange Act of 1934 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including certain transactions or dealings relating to the “government of Iran” as defined. Disclosure may be  required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.  In compliance with the Section 13 (r), Orange is disclosing the following matters:

•  Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing. In 2015, Sofrecom provided certain services to and/or engaged in transactions with MCCI, TCI, NAK, and MobinNet which fall or may fall within the definition of the government of Iran. The gross revenue in connection with these activities in 2015 was approximately 3 million euros and the estimated net profit was approximately 0.6 million euros. Sofrecom intends to continue carrying out these activities.

•  Globecast, an indirectly, wholly-owned subsidiary of Orange SA that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other media of its customers for delivery to direct-to-home satellite platforms:  cable, IPTV, mobile and broadband headends. Following the waiver of certain sanctions against the Islamic Republic of Iran Broadcasting (IRIB) in February 2014, and while IRIB remains a specially designated national (SDN), Globecast entered into a satellite broadcast agreement with the IRIB in June 2014 for a period ending on June 2017. The gross revenue for this agreement and the activity concerned is approximately 0.4 million euros per year, with an estimated net profit of approximately 0.07 million euros per year. Globecast intends to provide services to the IRIB until the end of the contract term, unless the waiver is ended (or not renewed) earlier.

•  Telecommunication services are provided by the Enterprise operating segment (through indirect wholly owned subsidiaries of Orange SA) to certain international public organizations and multinationals in Iran solely to carry out telecommunications services that are otherwise authorized. These telecommunication services represent gross revenues of approximately 2.4 million euros and a net profit of approximately 0.24 million euros. Orange intends to continue carrying out these activities.

2015 form 20-F / ORANGE - 24[Back to contents]

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

The fees payable to the Depositary by investors are as follows:

Depositary actions:	Fee:
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agree-ment terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Any cash distribution to ADS registered holders	$0.05 (or less) per ADS
• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been shares and the shares had been deposited for issuance of ADSs
• Transfer and registration of shares on the Depositary’s share register to or from the name of the Depositary or its agent when depositing or withdrawing shares	Registration or transfer fees
2015 form 20-F / ORANGE - 25[Back to contents]

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

During the financial year ended December 31, 2015, a payment of 2.5 million U.S. dollars was made by the Depositary to Orange.

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

2015 form 20-F / ORANGE - 26[Back to contents]

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

Orange’s Chief Executive Officer and Deputy Chief Executive Officer Finance and Strategy (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Deputy Chief Executive Officer Finance and Strategy(in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

2015 form 20-F / ORANGE - 27[Back to contents]

The Group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). The Group has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Jazz Telecom and Médi Telecom, which constituted 2.4% and 1%, respectively, of the Group’s total assets as of December 31, 2015, and 1.4% and 0.6%, respectively, of  its revenues for the year then ended.

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2015. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.C      Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange,

We have audited the internal control over financial reporting of Orange and its subsidiaries (the “Group”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)(the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

2015 form 20-F / ORANGE - 28[Back to contents]

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Jazztel and Médi Telecom, which are included in the 2015 consolidated financial statements of the Group and constituted 2.4% and 1% of total assets, respectively, as of December 31, 2015 and 1.4% and 0.6% of revenues, respectively, for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of Jazztel and Médi Telecom.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows of the Group for the year ended December 31, 2015, and our report dated February 16, 2016 expressed an unqualified opinion thereon.

/s/ KPMG	/s/ ERNST & YOUNG AUDIT
Represented by Marie Guillemot	Represented by Charles-Emmanuel Chosson

Paris-La Défense, France

February 16, 2016

15.D      Changes in internal control over financial reporting

None.

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

2015 form 20-F / ORANGE - 29[Back to contents]

16.C      Principal accountant fees and services

The information set forth in note 17 Fees paid to statutory auditors to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

All services provided by the statutory auditors in 2013, 2014 and 2015 have been approved, in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2013, which include procedures for preapproval of services as required.

16.D      Exemptions from listing standards for audit committees

Orange’s Audit Committee consists of six directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Muniesa who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mrs. Coinaud and Mr. Burgain who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

16.E      Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 6.1.4 Treasury shares held by or on behalf of the Issuer or its subsidiaries - Share buyback program, on page 330 of the 2015 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2015 :

2015 form 20-F / ORANGE - 30[Back to contents]

Settlement month	Total number of shares purchased(1)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (2)
January 2015	1 663 430	14,03	1 663 430	226 391 475
February 2015	7 450 580	15,69	7 450 580	218 940 895
March 2015	11 013 684	15,32	11 013 684	207 927 211
April 2015	5 775 000	15,30	5 775 000	202 152 211
May 2015	3 502 480	14,43	3 502 480	198 649 731
June 2015	1 720 000	13,61	1 720 000	263 168 538
July 2015	1 414 764	15,26	1 414 764	261 753 774
August 2015	7 980 000	14,72	7 980 000	253 773 774
September 2015	3 773 000	13,76	3 773 000	250 000 774
October 2015	6 405 277	14,14	6 405 277	243 595 497
November 2015	1 950 500	16,39	1 950 500	241 644 997
December 2015	3 903 245	15,64	3 903 245	237 741 752
Total	56 551 960		56 551 960

(1)  Until May 27, 2015, under the 2014 Share buyback program approved by the Annual Shareholders' Meeting of May 27, 2014 for up to 10% of the share capital; from May 27, 2015, under the 2015 Share buyback program approved by the Annual Shareholders' Meeting of May 27, 2015 for up to 10% of the share capital for a period of 18 months.

(2) At month end

16.F      Change in Registrant’s Certifying Accountant

As previously disclosed, at the Shareholders’ Meeting on May 27, 2015, the shareholders considered and approved the renewal of Ernst & Young Audit (as Statutory Auditor) and Auditex (as Alternate Statutory Auditor), and the appointment of KPMG and Salustro Reydel as new Statutory Auditor and Alternate Statutory Auditor, respectively, to replace Deloitte & Associés and BEAS.

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

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 5.2.2.2 Independent Directors on page 278 of the 2015 Registration Document, which section is incorporated herein by reference.

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

2015 form 20-F / ORANGE - 31[Back to contents]

16.H Mine Safety Disclosure

Not applicable.

PART III

ITEM 17   Financial statements

Not applicable

ITEM 18   Financial statements

The information set forth in section 4.1 Consolidated financial statements on pages 88 to 175 of the 2015 Registration Statement is incorporated herein by reference.

Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange:

We have audited the accompanying consolidated statements of financial position of Orange and subsidiaries (the “Group”) as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statement of comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

2015 form 20-F / ORANGE - 32[Back to contents]
/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT
Represented by Charles-Emmanuel Chosson

Neuilly-sur-Seine and Paris-La Défense, France

February 17, 2015

2015 form 20-F / ORANGE - 33[Back to contents]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Orange:

We have audited the accompanying consolidated statement of financial position of Orange and subsidiaries (the “Group”) as of December 31, 2015, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015, and the consolidated results of its operations and its cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated February 16, 2016 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG S.A	/s/ ERNST & YOUNG Audit
Represented by Marie Guillemot	Represented by Charles-Emmanuel Chosson

Paris-La Défense, France

February 16, 2016

2015 form 20-F / ORANGE - 34[Back to contents]

ITEM 19     List of exhibits

1.1       Bylaws (statuts) of Orange, as amended on May 27, 2015.

2.3*     Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.

8.0       List of Orange’s subsidiaries: the information set forth in note 16 Main consolidated entities to the consolidated financial statements included in Item 18 Financial statements is incorporated herein by reference.

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

15.1     Excerpt of the pages and sections of the 2015 Registration Document that are incorporated herein by reference.

15.2     Consent of Deloitte & Associés as auditors of Orange.

15.3     Consent of Ernst & Young Audit as auditors of Orange.

15.4     Consent of KPMG as auditors of Orange.

*    Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2015 form 20-F / ORANGE - 35[Back to contents]

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:	Ramon Fernandez
Title:	Deputy Chief Executive Officer, Finance and Strategy, and Chief Financial Officer

Paris, France

April 4, 2016

2015 form 20-F / ORANGE - 36[Back to contents]