Form 20-F
ORANGE
filed 2017-04-07
CIK 1038143

As filed with the Securities and Exchange Commission on April 7, 2017

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ordinary Shares, nominal value €4.00 per share: 2,660,056,599 at December 31, 2016

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
2016 form 20-F / ORANGE - 1[Back to contents]

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2016 (the “Annual Report on Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2016.

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

References to the “2016 Registration Document” are references only to those pages and sections attached in Exhibit 15.1 to this Form 20-F.

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

2016 form 20-F / ORANGE - 2[Back to contents]

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”), including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, "would", “will”, “expect”, “consider”, “believe”, “anticipate”, “pursue”, “foresee”, “plan”, “predict”, "intend", "be aimed at", “strategy”, “objective”, “prospects”, "outlook", "trends", “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “commitment” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

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

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

•     the success of Orange’s Essentials2020 strategic plan and more generally, Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with the “Over The Top” (OTT) players and the success of certain innovative investments;

•     risks relating to banking activities and to the development of mobile financial services;

•     loss or disclosure to third parties of customers data and the risks relating to its ISP and hosting activities;

•     Orange’s ability to withstand intense competition in mature markets;

•     network or software failures as a result of cyberattacks;

•     damage caused to its installations and infrastructures, in particular due to natural disasters or terrorist attacks;

•     various frauds that may target Orange or its customers;

•     its ability to have the skills necessary for its business activity due to numerous employee retirements or changing needs;

•     its ability to effectively integrate companies that could be acquired through the consolidation of the telecommunications industry in Europe;

•     its ability to capture growth opportunities in emerging markets and the risks specific to those markets;,

•     possible adverse health effects due to the use of telecommunications equipment;

•     risks relating to the single brand strategy;

•     the occurrence of a severe financial or economic crisis;

•     fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters;

•     disagreements with its partners in companies that Orange does not control;

•     the terms of access to capital markets;

•     interest rate or exchange rate fluctuations;

•     Orange's credit ratings;

•     changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment; and

•     credit and / or counterparty risks on financial transactions.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information - 3.D Risk Factors.

2016 form 20-F / ORANGE - 3[Back to contents]

Table of contents

PART I
Item 1	Identity of directors, senior management and advisers
Item 2	Offer statistics and expected timetable
Item 3	Key information
3.A	Selected financial data
3.B	Capitalization and indebtedness
3.C	Reasons for the offer and use of proceeds
3.D	Risk factors
Item 4	Information on Orange
4.A	History and development of Orange
4.B	Business overview
4.C	Organizational structure
4.D	Property, plantS and equipment
Item 4A	Unresolved staff comments
Item 5	Operating and financial review and prospects
5.A	Operating results
5.B	Liquidity and capital resources
5.C	Research and development, patents and licenses, etc.
5.D	Trend information
5.E	Off-balance sheet arrangements
5.F	Tabular disclosure of contractual obligations
5.G	Safe harbor
Item 6	Directors, senior management and employees
6.A	Directors and senior management
6.B	Compensation
6.C	Board practices
6.D	Employees
6.E	Share ownership
Item 7	Major shareholders and related party transactions
7.A	Major shareholders
7.B	Related party transactions
7.C	Interests of experts and counsels
Item 8	Financial information
8.A	Consolidated statements and other financial information
8.B	Significant changes
Item 9	The offer and listing
9.A	Offer and listing details
9.B	Plan of distribution
9.C	Markets
9.D	Selling shareholders
9.E	Dilution
9.F	Expenses of the issue
Item 10	Additional information
10.A	Share capital
10.B	Memorandum of association and bylaws
10.C	Material contracts
10.D	Exchange controls
10.E	Taxation
10.F	Dividends and paying agents
10.G	Statement by experts
10.H	Documents on display
10.I	Subsidiary information
10.J	Disclosure Pursuant to Section 13 (r) of the united state exchange act of 1934
Item 11	Quantitative and qualitative disclosures about market risk
Item 12	Description of securities other than equity securities
12.A	Debt Securities
12.B	Warrants and Rights
12.C	Other Securities
12.D	American Depositary Shares
PART II
Item 13	Defaults, dividend arrearages and delinquencies
Item 14	Material modifications to the rights of security holders and use of proceeds
Item 15	Controls and procedures
15.A	Disclosure controls and procedures
15.B	Management’s annual report on internal control over financial reporting
15.C	Report of independent registered public accounting firms
15.D	Changes in internal control over financial reporting
Item 16	[reserved]
Item 16A	Audit committee financial expert
Item 16B	Code of ethics
Item 16C	Principal accountant fees and services
Item 16D	Exemptions from listing standards for audit committees
Item 16E	Purchase of equity securities by the issuer and affiliated purchasers
Item 16F	Change in Registrant’s Certifying Accountant
Item 16G	Corporate governance
Item 16H	Mine Safety Disclosure
PART III
ITEM 17	Financial statements
ITEM 18	Financial statements
Report of independent registered public accounting firms
Report of independent registered public accounting firms
ITEM 19	List of exhibits
Signature

2016 form 20-F / ORANGE - 4[Back to contents]

PART I

Item 1      Identity of directors, senior management and advisers

Not applicable.

Item 2      Offer statistics and expected timetable

Not applicable.

Item 3      Key information

3.A      Selected financial data

The following table sets forth selected consolidated financial and other operating data of Orange. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. Orange’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2012, 2013, 2014, 2015 and 2016.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2012, 2013, 2014, 2015 and 2016 is extracted or derived from the consolidated financial statements. Selected financial information for the periods ended as of December 31, 2014, 2015 and 2016 is derived from audited consolidated financial statements included in the 2016 Registration Document and selected financial information for the periods ended December 31, 2012 and 2013 is derived from audited consolidated financial statements which are not included or incorporated by reference herein.

Consolidated Income Statement

	in euros
(million, except per share data)	2016	2015	2014	2013	2012
Revenues	40,918	40,236	39,445	40,981	43,515
Operating Income	4,077	4,742	4,571	5,333	4,180
Finance costs, net	(2,097)	(1,583)	(1,638)	(1,750)	(1,728)
Consolidated net income of continuing operations	1,010	2,510	1,360	2,178	1,221
Consolidated net income of discontinued operations	2,253	448	(135)	(45)	(117)
Net income attributable to owners of the parent	2,935	2,652	925	1,873	820
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic (1)	0.19	0.76	0.36	0.73	0.36
• diluted (1)	0.19	0.75	0.36	0.73	0.35
Net income
• basic (1)	1.04	0.93	0.31	0.71	0.31
• diluted (1)	1.04	0.92	0.31	0.71	0.31
(1) Earnings per share calculated on a comparable basis.
2016 form 20-F / ORANGE - 5[Back to contents]

Consolidated STATEMENT OF FINANCIAL POSITION

	in euros
(million)	2016	2015	2014	2013	2012
Intangible assets (2)	41,758	41,398	36,595	36,732	37,591
Property, plant and equipment	25,912	25,123	23,314	23,157	23,662
Total assets	94,668	91,430	88,404	85,833	89,980
Net assets	33,174	33,267	31,701	26,334	26,384
Share capital	10,640	10,596	10,596	10,596	10,596
Number of shares	2,660	2,649	2,649	2,649	2,649
Equity attributable to the owners of the parent	30,688	30,907	29,559	24,349	24,306
(2) Includes goodwill and the other intangible assets.

Consolidated Statement of Cash Flows

	in euros
(million)	2016	2015	2014	2013	2012
Net cash provided by operating activities	8,750	9,527	8,802	7,259	10,016
Net cash used in investing activities	(4,879)	(9,406)	(6,352)	(6,044)	(4,710)
Purchases of property, plant and equipment and intangible assets	(8,492)	(7,771)	(6,111)	(6,117)	(6,763)
Net cash used in financing activities	(1,883)	(3,924)	(154)	(3,537)	(5,072)
Cash and cash equivalents at end of year	6,355	4,469	6,758	5,934	8 321

 Dividend

	2016	2015	2014	2013	2012
Dividend per share for the year (euros)	0.60(3)	0.60	0.60	0.80	0.78
Dividend per share for the year (dollars) (4)	0.64	0.64	0.64	0.86	0.83

(3)  Subject to approval by the Ordinary Shareholders' Meeting of June 1, 2017.

(4)  The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on March 31, 2017 of € 0.9348 to $1.00.

Operational Data

	2016	2015	2014	2013	2012
Number of fixed telephone lines (in millions)	42.8	43.5	42.7	42.2	43.2
Number of mobile customers (in millions)	201.7	201.2	185.3	178.5	172.4
Number of broadband (mainly ADSL) customers (in millions)	18.3	18.1	16.0	15.5	14.9
Number of employees (workforce end of period)	155,202	156,191	156,233	165,488	170,531
2016 form 20-F / ORANGE - 6[Back to contents]

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

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3297	1.3927	1.2101
2015	1.0859	1.1096	1.2015	1.0524
2016	1.0552	1.1072	1.1516	1.0375

Monthly amounts (U.S. dollar per €1.00)	Period end rate	Average rate (1)	High	Low
September 2016	1.1238	1.1218	1.1271	1.1158
October 2016	1.0962	1.1014	1.1212	1.0866
November 2016	1.0578	1.0792	1.1121	1.0560
December 2016	1.0552	1.0545	1.0758	1.0375
January 2017	1.0794	1.0635	1.0794	1.0416
February 2017	1.0618	1.0650	1.0802	1.0551
March 2017	1.0698	1.0691	1.0882	1.0514
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

On March 31, 2017, the Noon Buying Rate was $1.0698 per one euro.

For information regarding the effects of currency fluctuations on Orange’s results, see Item 5 Operating and Financial Review and Prospects.

3.B      Capitalization and indebtedness

Not applicable.

3.C      Reasons for the offer and use of proceeds

Not applicable.

2016 form 20-F / ORANGE - 7[Back to contents]

3.D      Risk factors

The information set forth in section 2.4 Risk factors on pages 35 et seq. of the 2016 Registration Document is incorporated herein by reference.

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

Item 4      Information on Orange

4.A      History and development of Orange

The information set forth in:

•     section 1.1 Overview on page 4 of the 2016 Registration Document,

•     section 7.3.1 Company name on page 373 of the 2016 Registration Document,

•     section 7.3.2 Place of registration and registration number on page 373 of the 2016 Registration Document,

•     section 7.3.3 Date of incorporation and term on page 373 of the 2016 Registration Document,

•     section 7.3.4 Registered office, branch, legal form and applicable law on 373 of the 2016 Registration Document,

•     note 3 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

Agent in the United States: Orange Participations U.S. Inc., 13375 McLearen Road, Oak Hill, Virginia 20171.

2016 form 20-F / ORANGE - 8[Back to contents]

4.B      Business overview

The information set forth under:

•     section 2.2 Regulations on pages 13 et seq.,

•     section 3.1 Overview of business on pages 42 et seq.,

•     the Glossary of technical terms on pages 378 et seq.,

of the 2016 Registration Document is incorporated herein by reference.

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

4.C      Organizational structure

The information set forth in note 18 Main consolidated entities to the consolidated financial statements and section 1.3 Organizational chart on page 7 of the 2016 Registration Document is incorporated herein by reference.

4.D      Property, plantS and equipment

The information set forth under:

•     section 3.2 Network and real estate on pages 75 et seq.,

•     subsection Investment in networks of section 4.3.1.3 Significant events, on page 191,

•     and section 5.6.2 Environmental information, on pages 326 et seq.,

of the 2016 Registration Document is incorporated herein by reference.

Item 4A   Unresolved staff comments

None.

2016 form 20-F / ORANGE - 9[Back to contents]

Item 5      Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS as issued by the IASB, as applied by Orange.

References in this Item to the notes to the consolidated financial statements are references to the consolidated financial statements presented in Item 18 Financial Statements of this document.

5.A      Operating results

This section sets forth:

•     an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 4.3 Analysis of the Group’s financial position and earnings and (ii) section 4.3.1 Overview, on pages 189 et seq. of the 2016 Registration Document;

•     a presentation of critical accounting policies set forth below;

•     a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2016, 2015 and 2014 incorporated by reference to sections 4.3.2 Analysis of the Group’s income statement and capital expenditures and 4.3.3 Analysis by operating segment, respectively on pages 194 et seq. and 203 et seq. of the 2016 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, Orange sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 4.3.5 Financial aggregates not defined by IFRS on pages 232 et seq. of the 2016 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in the Financial glossary set forth in appendix on pages 382 et seq., of the 2016 Registration Document; and note 2 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

Critical accounting policies

The information set forth under section 4.1.2 Critical accounting policies & estimates on page 186 of the 2016 Registration Document is incorporated herein by reference.

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

•     section 4.3.4 Cash flow, equity and financial debt, on pages 227 and seq. of the 2016 Registration Document,

•     section 4.3.2.5.1 Capital expenditures, on pages 201 and seq. of the 2016 Registration Document,

•     notes 11 Financial assets, liabilities and financial results (excluding Orange Bank) and 12 Information on market risks and fair value of financial assets and liabilities (excluding Orange Bank) to the consolidated financial statements included in Item 18 Financial Statements.

Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. As at December 31, 2016, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2017

5.C      Research and development, patents and licenses, etc.

The information set forth in section 3.3 Research and Innovation on pages 80 et seq. and section 3.4 Patents and Trademarks on page 82 of the 2016 Registration Document is incorporated herein by reference.

2016 form 20-F / ORANGE - 10[Back to contents]

5.D      Trend information

The information set forth under:

•     section 4.4 Recent Events, on page 240,

•     section 4.5 Outlook, on page 240,

•     section 4.3 Analysis of the Group's financial position and earnings, on pages 189 et seq.,

•     section 2.1 The World Information And Communication Technologies Market, on pages 10 et seq.,

•     section 2.3 The Orange group strategy, on pages 31 et seq.,

•     section 2.4 Risk factors, on pages 35 et seq.,

of the 2016 Registration Document is incorporated herein by reference.

5.E      Off-balance sheet arrangements

The information set forth in notes 14 Unrecognized contractual commitments (excluding Orange Bank) and 15.3 Orange Bank’s unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

5.F       Tabular disclosure of contractual obligations

At December 31, 2016 (in millions of euros)	Note	Contractual obligations reflected in the balance sheet		Total payments due	Less than 1 year	1-3 years	3-5 years	More than 5 years
Gross financial debt after derivatives of telecom activities (incl. derivatives assets) (1)	12.3	33,125		32,339	5,159	8,272	4,693	14,215
o/w finance lease obligation		622		622	116	221	144	140
Financial liabilities of Orange Bank (2)	15.2.1	4,506		4,506	4,053	-	433	20
Trade payables of telecom activities	12.3	9,865		9,881	9,021	435	151	274
Trade payables of Orange Bank	1.7	52		52	52	-	-	-
Future interests on financial liabilities	12.3			11,191	1,289	2,045	1,413	6,444
Total Financial liabilities		47,549	(3)	57,968	19,573	10,752	6,690	20,953
Employee benefits	6.2	5,295		7,276	2,350	1,308	634	2,984
Provisions for dismantling	8.6	737		911	22	19	24	846
Restructuring provisions	5.3	375		375	190	185	-	-
Other liabilities	5.7	2,138		2,138	1,530	608	-	-
Operating taxes and levies payables	9.1.2	1,241		1,241	1,241	-	-	-
Current tax payables	9.2.3	338		338	338	-	-	-
Total other liabilities (4)		10,124		12,278	5,671	2,119	658	3,830
Operating lease obligations				5,683	929	1,415	1,030	2,309
Other operational and purchase obligations				7,247	2,602	1,999	942	1,704
Unrecognized operational contractual commitments	14.1			12,930	3,531	3,414	1,972	4,013
TOTAL				83,176	28,775	16,285	9,320	28,796
(1) excluding equity components related to unmatured hedging instruments. (2) excluding unmatured derivatives liabilities and loan from Orange Group to Orange Bank.
(3) of which long-term debt obligations amounting to 27,685 million euros (including TDIRA, bonds and bank and lending institutions).
(4) excluding deferred tax liabilities and deferred income.

5.G      Safe harbor

Not applicable.

2016 form 20-F / ORANGE - 11[Back to contents]

Item 6      Directors, senior management and employees

6.A      Directors and senior management

The information set forth in section 5.1 Composition of management and supervisory bodies on pages 276 et seq. of the 2016 Registration Document is incorporated herein by reference.

6.B      Compensation

The information set forth in sections 5.3 Compensation and benefits paid to directors, officers and senior management on pages 294 et seq. of the 2016 Registration Document is incorporated herein by reference.

6.C      Board practices

The information set forth under:

•     section 5.1.1 Board of Directors, on pages 276 et seq.,

•     section 5.1.3 Executive Committee, on pages 280 and seq.,

•     section 5.2 Corporate Governance, on page 287 et seq.,

•     subsection Other benefits granted to corporate officers (Table 11 of the Afep-Medef Code) of section 5.3.1.1 Amount of compensation paid to Corporate Officers, on page 297,

•     section 5.4 Activity and Risk management framework, on pages 303 et seq.,

of the 2016 Registration Document is incorporated herein by reference.

6.D      Employees

The information set forth in sections 5.6.1.1 Employment, on pages 312 et seq. and 5.6.1.4 Social dialogue, on pages 318 et seq., of the 2016 Registration Document is incorporated herein by reference.

6.E      Share ownership

The information set forth under:

•     section 5.1.4.2 Information on Company shares held by directors and officers, on page 285,

•     section 5.1.4.4 Shares and stock options held by members of the Executive Committee, on page 286,

•     subsections Stock-options allocated to each Corporate Officer during the fiscal year (Table 4 of the Afep-Mede Code) to History of performance share grants (Table 9 of the Afep-Mede Code) of section 5.3.1.1 Amount of compensation paid to Corporate Officers, on pages 296 and seq.,

•     section 5.3.3 Compensation of members of the Executive Committee, on page 302,

•     section 5.6.1.2 Compensation on pages 316 et seq. (with respect to employees),

of the 2016 Registration Document is incorporated herein by reference.

2016 form 20-F / ORANGE - 12[Back to contents]

Item 7      Major shareholders and related party transactions

7.A      Major shareholders

The information set forth in section 6.2 Major shareholders, on pages 345 et seq. of the 2016 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 31, 2017, there were 57,671,422 ADSs of Orange outstanding and 270 holders of record were registered with JP Morgan, depositary for the ADS program.

As of March 21, 2017, 96 United States residents were registered as owners of Orange’s shares with BNP Paribas Securities Services, provider of securities services for Orange. Those U.S. residents held 30,765 Orange shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, Orange estimates that U.S. corporate and institutional investors held a total of approximately 12.6% of its share capital as at December 31, 2016.

7.B      Related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

In 2016, Orange SA did not enter directly or indirectly into any transaction with (i) one of its Directors or Corporate Officers, or (ii) a shareholder holding more than 10% of its voting rights, or (iii) a company which is owned or controlled by one of its Directors or Corporate Officers, or (iv) a company in which one of its Directors or Corporate Officers is also a director or a Corporate Officer.

Regarding agreements made in previous years, the two amendments to the ongoing agreements with Novalis executed on January 11, 2010, remained in force during 2016. These amendments extended to Corporate Officers the benefit of Orange group’s policies covering (i) healthcare costs and (ii) death, incapacity and invalidity. With respect to 2016, these related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and CEO and Ramon Fernandez, Pierre Louette and Gervais Pellissier, CEO Delegates.

In addition, except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2016, directly or indirectly, between a Director or Officer or a shareholder holding more that 10% of Orange SA’s voting rights, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also the following notes to the consolidated financial statements: Note 10 Interests in Associates and Joint Ventures, Note 6.4 Executive Compensation, Note 4.6 Related parties transactions and Note 5.8 Related parties transactions.

7.C      Interests of experts and counsels

Not applicable.

2016 form 20-F / ORANGE - 13[Back to contents]

Item 8      Financial information

8.A      Consolidated statements and other financial information

See Item 18 Financial Statements.

The information set forth in sections 4.4 Recent events and 4.6 Dividend distribution policy, on page 240 of the 2016 Registration Document is incorporated herein by reference.

8.B      Significant changes

The information set forth in section 4.4 Recent events, on page 240 of the 2016 Registration Document, in addition to the information set forth in note 17 Subsequent Events to the consolidated financial statements, is incorporated herein by reference.

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

The table below shows the annual high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE from 2012 to 2016.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2012	12.36	7.94	16.08	10.31
2013	10.65	7.10	14.68	9.11
2014	14.72	8.73	17.89	11.95
2015	16.85	12.86	18.52	14.65
2016	16.45	13.10	18.30	13.99
Source: Bloomberg

The table below shows the quarterly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE since April 1, 2015.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
Second Quarter 2015	15.95	13.43	17.03	15.16
Third Quarter 2015	15.59	12.86	16.82	14.65
Fourth Quarter 2015	16.85	13.19	17.99	14.78
First Quarter 2016	16.45	14.64	18.30	16.21
Second Quarter 2016	15.62	13.59	17.65	15.10
Third Quarter 2016	14.64	13.10	16.22	14.69
Fourth Quarter 2016	14.69	13.24	15.98	13.99
First Quarter 2017	14.99	14.15	16.06	15.00
Source: Bloomberg
2016 form 20-F / ORANGE - 14[Back to contents]

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2016	14.69	13.60	15.98	15.12
November 2016	14.15	13.43	15.58	14.28
December 2016	14.44	13.24	15.14	13.99
January 2017	14.99	14.33	16.06	15.19
February 2017	14.66	14.15	15.66	15.05
March 2017	14.86	14.35	15.99	15.00

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

9.D       Selling shareholders

Not applicable

9.E      Dilution

Not applicable

9.F       Expenses of the issue

Not applicable

2016 form 20-F / ORANGE - 15[Back to contents]

Item 10    Additional information

10.A    Share capital

Not applicable.

10.B    Memorandum of association and bylaws

The information set forth under:

•     Subsection Restrictions regarding the disposal of shares by Directors and Officers of section 5.1.4.2 Information on company shares held by Directors and Officers, on page 286,

•     Section 5.2.2.5 Chairman of the Board of Directors, on page 288,

•     Section 7.3.5 Company purpose on page 373,

•     Section 7.3.6 Rights, preferences and restriction attached to shares, on pages 373 et seq,

•     Section 7.3.7 Actions necessary to modify shareholder’s rights, on page 374,

•     Section 7.3.8 Rules to participate in and call Shareholders’ Meeting, on page 374,

•     Section 7.3.9 Provisions having the effect of delaying, deferring or preventing a change of control of the Company, on page 375,

•     Section 7.3.10 Declaration of threshold crossing, on page 375,

•     Section 7.4 Factors that may have an impact in the event of a public offer, on page 375,

of the 2016 Registration Document is incorporated herein by reference.

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

2016 form 20-F / ORANGE - 16[Back to contents]

10.C    Material contracts

The information set forth in section 7.6 Material contracts, on page 376 of the 2016 Registration Document is incorporated herein by reference.

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

2016 form 20-F / ORANGE - 17[Back to contents]

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2016, has been published in the official guidelines of the French tax authorities on December 20, 2016 (BOI-ANNX-000467-20161220), and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2016. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

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

2016 form 20-F / ORANGE - 18[Back to contents]

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

Certain tax exempt U.S. entities (such as tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 401 (b) of the Internal Revenue Code, (retroactive changes in plan) Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account) may be eligible for the reduced withholding tax rate of 15% on dividends. Specific rules apply to them as further described below in Section 10.E.3 “Procedure for Reduced Withholding Rate”.

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

2016 form 20-F / ORANGE - 19[Back to contents]

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

2016 form 20-F / ORANGE - 20[Back to contents]

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

2016 form 20-F / ORANGE - 21[Back to contents]

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

In addition, the bylaws of Orange are available on Orange’s website at www.orange.com.

Orange’s consolidated financial statements for the past three years, included in the corresponding annual financial reports, are also available on its website.

10.I      Subsidiary information

Orange SA scope of consolidation and equity securities at December 31, 2016 are available on Orange’s website at www.orange.com under Group/Investors/Regulated information.

10.J     Disclosure Pursuant to Section 13 (r) of the united state exchange act of 1934

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2016. Section 13 (r) of the United States Exchange Act of 1934 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including certain transactions or dealings relating to the “government of Iran” as defined. Disclosure may be required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.  In compliance with the Section 13 (r), Orange is disclosing the following matters:

•     Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing. In 2016, Sofrecom provided certain services to and/or engaged in transactions with ZAIEM, MCCI, TCI, NAK and MobinNet which fall or may fall within the definition of the government of Iran. The gross revenue in connection with these activities in 2016 was approximately 0.715 million euros and an anecdotal net profit. Sofrecom intends to continue carrying out these activities.

•     Globecast, an indirectly, wholly-owned subsidiary of Orange SA that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other media of its customers for delivery to direct-to-home satellite platforms:  cable, IPTV, mobile and broadband head-ends. Following the waiver of certain sanctions against the Islamic Republic of Iran Broadcasting (IRIB) in February 2014, and while IRIB remains a specially designated national (SDN), Globecast entered into two satellite broadcast agreements with the IRIB ending respectively on June 9, 2017 and July 31, 2018 (agreements subject to renewal). The gross revenue for these agreements and the activity concerned is approximately 0.74 million euros per year, with an estimated net profit of approximately 0.1 million euros per year. Globecast intends to provide services to the IRIB until the end of the agreements’ term including renewals, unless the waiver is ended (or not renewed) earlier.

•     Telecommunication services are provided by the Enterprise operating segment (through indirect wholly owned subsidiaries of Orange SA) to certain international public organizations and multinationals in Iran solely to carry out telecommunications services that are otherwise authorized. These telecommunication services represent gross revenues of approximately 2.1 million euros and a net profit of approximately 0.2 million euros. Orange intends to continue carrying out these activities.

2016 form 20-F / ORANGE - 22[Back to contents]

Item 11    Quantitative and qualitative disclosures about market risk

The information set forth in note 12 Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank) to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

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

2016 form 20-F / ORANGE - 23[Back to contents]

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

During the financial year ended December 31, 2016, a payment of 3.3 million U.S. dollars was made by the Depositary to Orange.

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

2016 form 20-F / ORANGE - 24[Back to contents]

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

Item 14    Material modifications to the rights of security holders and use of proceeds

None.

2016 form 20-F / ORANGE - 25[Back to contents]

Item 15    Controls and procedures

15.A    Disclosure controls and procedures

In 2003, Orange created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Chief Executive Officer Delegate Finance and Strategy, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

Orange’s Chief Executive Officer and Chief Executive Officer Delegate Finance and Strategy (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Executive Officer Delegate Finance and Strategy (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in Internal the Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). The Group has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of the following entities, acquired in 2016 : Groupama Banque (renamed Orange Bank in January 2017) and the following African entities: Cellcom in Liberia, Airtel in Burkina-Faso, Airtel in Sierra Leone and Oasis sa in the Democratic Republic of the Congo. These entities, which are included in the 2016 consolidated financial statements of the Group, constituted 5.3% and 1.5%, respectively, of the Group’s total assets as of December 31, 2016, and 0.0% and 0.5%, respectively, of its total revenues for the year then ended.

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2016. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

2016 form 20-F / ORANGE - 26[Back to contents]

15.C    Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange,

We have audited the internal control over financial reporting of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)(the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Groupama Banque (renamed Orange Bank in January 2017) and the entities acquired in Africa (Cellcom in Liberia, Airtel Burkina Faso, Airtel Sierra Leone and Oasis SA in the Democratic Republic of the Congo), which are included in the 2016 consolidated financial statements of the Group and constituted 5.3% and 1.5% of total assets, respectively, as of December 31, 2016 and 0.0% and 0.5% of revenues, respectively, for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of Groupama Banque (renamed Orange Bank in January 2017) and the entities acquired in Africa in 2016 (Cellcom in Liberia, Airtel Burkina Faso, Airtel Sierra Leone and Oasis SA in the Democratic Republic of the Congo).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Group as of December 31, 2016 and 2015, and the related consolidated income statement, consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows of the Group for each of the years in the two-year period ended December 31, 2016, and our report dated February 23, 2017 expressed an unqualified opinion thereon.

/s/ KPMG	/s/ ERNST & YOUNG AUDIT
Represented by Marie Guillemot

Paris-La Défense, France

February 23, 2017

2016 form 20-F / ORANGE - 27[Back to contents]

15.D    Changes in internal control over financial reporting

See item 15.B.

Item 16    [reserved]

Item 16A Audit committee financial expert

José-Luis Durán is the Audit Committee's financial expert as defined in Item 16A(b) of Form 20-F. Jose-Luis Durán is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

Item 16B Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Chief Executive Officer Delegate, Finance and Strategy (in his capacity as Chief Financial Officer), the principal accounting officer and the persons performing similar functions. A copy of Orange’s Code of Ethics is available on Orange’s website at www.orange.com. In 2016, following the entry into force of the European regulation on market abuses, the Audit Committee approved a new Code of Market Ethics endorsed by the Group's Ethics Committee.

Item 16C Principal accountant fees and services

The information set forth in note 19 Fees paid to statutory auditors to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

All services provided by the statutory auditors in 2014 and 2015, and in 2016 prior to the date that the European regulation on audit reform went into effect, have been approved in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2013. All services provided by the statutory auditors since the date that the European regulation on audit reform went into effect have been approved in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2016. Both rules include procedures for preapproval of services as required.

2016 form 20-F / ORANGE - 28[Back to contents]

Item 16D Exemptions from listing standards for audit committees

Orange’s Audit Committee consists of five directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Muniesa who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mrs. Coinaud who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

Item 16E Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 6.1.4 Treasury shares held by or on behalf of the Issuer or its subsidiaries - Share buyback program, on page 344 of the 2016 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2016 :

 (1) Until June 1, under the 2015 Share buyback program approved by the Annual Shareholders' Meeting of May 27, 2015 for up to 10% of the share capital; from June 2, 2016, under the 2016 Share buyback program approved by the Annual Shareholders' Meeting of June 1, 2016 for up to 10% of the share capital for a period of 18 months.

(2) At month end

Item 16F  Change in Registrant’s Certifying Accountant

As previously disclosed, at the Shareholders’ Meeting on May 27, 2015, the shareholders considered and approved the renewal of Ernst & Young Audit (as Statutory Auditor) and Auditex (as Alternate Statutory Auditor), and the appointment of KPMG and Salustro Reydel as new Statutory Auditor and Alternate Statutory Auditor, respectively, to replace Deloitte & Associés and BEAS as from fiscal year 2015 for a period of six fiscal years.

2016 form 20-F / ORANGE - 29[Back to contents]

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

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 5.2.2.2 Independent Directors on page 287 of the 2016 Registration Document, which section is incorporated herein by reference.

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

Audit Committee

Orange’s Audit Committee consists of five directors including three independent directors (according to the criteria set out in the Report) and two who non-independent directors.

Of those, one is a representative of the French Government and one is an employee who is not an executive officer of the Issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) of the Exchange Act, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (C) relating to non-executive employees and Rule 10A-3(b)(1)(iv) (E) relating to foreign government representatives. For its part, the Report recommends that two-thirds of an audit committee’s members should be independent.

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

Adoption and disclosure of corporate governance guidelines

Orange has adopted corporate governance guidelines (the “Internal Guidelines”, available on its website at www.orange.com under Group/Governance/Documentation) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	Orange has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

2016 form 20-F / ORANGE - 30[Back to contents]

Item 16H Mine Safety Disclosure

Not applicable.

PART III

ITEM 17  Financial statements

Not applicable

ITEM 18  Financial statements

The information set forth in section 4.1 Consolidated financial statements on pages 86 to 185 of the 2016 Registration Statement is incorporated herein by reference.

Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange:

We have audited the consolidated statements of financial position of Orange and subsidiaries (the “Group”) as of December 31, 2014, and the related consolidated income statements, consolidated statement of comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the year ended December 31, 2014 included on page 86 to 185 of the 2016 Registration Statement. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014, and the consolidated results of their operations and their cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG AUDIT

Neuilly-sur-Seine and Paris-La Défense, France

February 17, 2015

2016 form 20-F / ORANGE - 31[Back to contents]

Report of independent registered public accounting firms

To the Board of Directors and Shareholders of Orange:

We have audited the accompanying consolidated statements of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated February 23, 2017 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG S.A	/s/ ERNST & YOUNG Audit
Represented by Marie Guillemot

Paris-La Défense, France

February 23, 2017

2016 form 20-F / ORANGE - 32[Back to contents]

ITEM 19  List of exhibits

1.        Bylaws (statuts) of Orange, as amended on June 7, 2016.

2.(c)*  Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.

8.        List of Orange’s subsidiaries: the information set forth in note 18 Main consolidated entities to the consolidated financial statements included in Item 18 Financial statements is incorporated herein by reference.

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

15.1    Excerpt of the pages and sections of the 2016 Registration Document that are incorporated herein by reference.

15.2    Consent of Deloitte & Associés as auditors of Orange.

15.3    Consent of Ernst & Young Audit as auditors of Orange.

15.4    Consent of KPMG as auditors of Orange.

* Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2016 form 20-F / ORANGE - 33[Back to contents]

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:	Ramon Fernandez
Title:	Chief Executive Officer Delegate, Finance and Strategy

Paris, France

April 7, 2017

2016 form 20-F / ORANGE - 34[Back to contents]