Form 20-F
ORANGE
filed 2018-04-04
CIK 1038143

As filed with the Securities and Exchange Commission on April 4, 2018

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Contact person: Cédric Testut, tel +33 1 44 44 21 05, dirjuridique.dfs@orange.com

78 rue Olivier de Serres, 75015 Paris, France

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

Ordinary Shares, nominal value €4.00 per share: 2,660,056,599 at December 31, 2017

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (• 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.
See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2017 (the “Annual Report on Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2017.

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

References to the “2017 Registration Document” are references only to those pages and sections attached in Exhibit 15.1 to this Form 20-F.

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

2017 form 20-F / ORANGE - 1[Back to contents]

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

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

•  the disclosure or inappropriate modification of the personal data of its customers;

•  risks relating to the development of its banking activities and of mobile financial services;

•  its exposure to geopolitical, macroeconomic, regulatory and corruption risks;

•  the risk of not being able to maintain control over customer relations when facing competition with the “Over The Top” (OTT) players;

•  the success of its strategy of diversification to find new sources of growth;

•  network or software failures as a result of cyber-attacks;

•  various frauds that may target the Company or its customers;

•  its dependence on a limited number of critical suppliers;

•  damage caused to its installations and infrastructures, due to natural disasters or intentional damage;

•  risks relating to its brand strategy;

•  its ability to have the necessary skills due to numerous employee retirements and changes in its businesses;

•  the possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment;

•  various human factors related to psycho-social risks and to personal safety;

•  fiscal and regulatory constraints and changes;

•  the results of litigation regarding in particular regulations and competition;

•  the terms of access to capital markets;

•  interest rate or exchange rate fluctuations;

•  Orange’s credit ratings;

•  changes in assumptions underlying the carrying value of certain assets and resulting in their impairment; and

•  credit risks and/or counterparty risks on financial transactions.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information - 3.D Risk factors.

2017 form 20-F / ORANGE - 2[Back to contents]

Table of contents

PART I

Item 1  Identity of directors, senior management and advisers

Item 2  Offer statistics and expected timetable

Item 3  Key information

3.A         Selected financial data

Exchange rate information

3.B         Capitalization and indebtedness

3.C         Reasons for the offer and use of proceeds

3.D         Risk factors

Item 4  Information on Orange

4.A         History and development of Orange

4.B         Business overview

Seasonality

4.C         Organizational structure

4.D         Property, plants and equipment

Item 4A Unresolved staff comments

Item 5  Operating and financial review and prospects

5.A         Operating results

Critical accounting policies

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

10.E.1 French Taxation

Taxation on sale or disposal of Shares and ADSs

Taxation of dividends

Estate and Gift Tax

Real Estate Wealth Tax

10.E.2 U.S. Taxation of U.S. Holders

Dividends

Dispositions

U.S. Information Reporting and Backup Withholding for U.S. Holders

10.E.3 Procedure for reduced withholding rate

10.F       Dividends and paying agents

10.G      Statement by experts

10.H      Documents on display

10.I        Subsidiary information

10.J       Disclosure Pursuant to Section 13(r) of the United States Securities Exchange Act of 1934

Item 11 Quantitative and qualitative disclosures about market risk

Item 12 Description of securities other than equity securities

12.A       Debt Securities

12.B       Warrants and Rights

12.C      Other Securities

12.D      American Depositary Shares

Fees and charges payable by a holder of ADSs

Fees and payments made by the Depositary to the Issuer

Voting the Shares at shareholders’ meetings

Reports, Notices and Other Communications

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

ITEM 19 List of exhibits

Signature

2017 form 20-F / ORANGE - 3[Back to contents]

PART I

Item 1      Identity of directors, senior management and advisers

Not applicable.

Item 2      Offer statistics and expected timetable

Not applicable.

Item 3      Key information

3.A      Selected financial data

The following table sets forth selected consolidated financial and other operating data of Orange. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. Orange’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2013, 2014, 2015, 2016 and 2017 is extracted or derived from the consolidated financial statements. Selected financial information for the periods ended as of December 31, 2015, 2016 and 2017 is derived from audited consolidated financial statements included in the 2017 Registration Document and selected financial information for the periods ended December 31, 2013 and 2014 is derived from audited consolidated financial statements which are not included or incorporated by reference herein.

Consolidated Income Statement

Amounts in accordance with IFRS (in millions of euros, except for earnings per share data)	2017	2016	2015	2014	2013
Revenues, net	41,096	40,918	40,236	39,445	40,981
Operating income	4,917	4,077	4,742	4,571	5,333
Finance costs, net	(1,715)	(2,097)	(1,583)	(1,638)	(1,750)
Net income of continuing operations	2,114	1,010	2,510	1,360	2,178
Net income (per share) of discontinued operations	29	2,253	448	(135)	(45)
Net income (attributable to owners of the parent company)	1,906	2,935	2,652	925	1,873
Earnings per share attributable to owners of the parent company
Net income of continuing operations
- basic	0.61	0.15	0.72	0.36	0.73
- diluted	0.61	0.15	0.72	0.36	0.73
Net income (per share) of discontinued operations
- basic	0.01	0.85	0.17	(0.05)	(0.02)
- diluted	0.01	0.85	0.17	(0.05)	(0.02)
Net income
- basic	0.62	1.00	0.89	0.31	0.71
- diluted	0.62	1.00	0.88	0.31	0.71

Consolidated Statement of Financial Position

Amounts in accordance with IFRS (in millions of euros)	2017	2016	2015	2014	2013
Intangible assets (1)	41,434	41,758	41,398	36,595	36,732
Property, plant and equipment	26,665	25,912	25,123	23,314	23,157
Total assets	94,714	94,668	91,43	88,404	85,833
Net assets	32,942	33,174	33,267	31,701	26,334
Share capital	10,64	10,64	10,596	10,596	10,596
Number of shares	2,66	2,66	2,649	2,649	2,649
Equity attributable to the owners of the parent	30,488	30,688	30,907	29,559	24,349

(1) Includes goodwill and the other intangible assets.

Consolidated Statement of Cash Flows

Amounts in accordance with IFRS (in millions of euros)	2017	2016	2015	2014	2013
Net cash provided by operating activities	10,174	8,750	9,527	8,802	7,259
Net cash used in investing activities	(7,941)	(4,879)	(9,406)	(6,352)	(6,044)
Purchase of property, plant and equipment and intangible assets	(7,527)	(8,492)	(7,771)	(6,111)	(6,117)
Net cash used in financing activities	(2,738)	(1,883)	(3,924)	(154)	(3,537)
Cash and cash equivalents - closing balance	5,810	6,355	4,469	6,758	5,934

Dividend

	2017	2016	2015	2014	2013
Dividend per share for the year (euros)	0.65(2)	0.60	0.60	0.60	0.80
Dividend per share for the year (dollars) (3)	0.80	0.74	0.74	0.74	0.99

(2)  Subject to approval by the Ordinary Shareholders' Meeting of May 4, 2018.

(3)  The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on March 30, 2018 of €0.8117 to $1.00.

Operational Data

	2017	2016	2015	2014	2013
Number of fixed telephone lines (in millions)	41.9	42.8	43.5	42.7	42.2
Number of mobile customers (in millions)	211.4	201.7	201.2	185.3	178.5
Number of broadband (mainly ADSL) customers (in millions)	19.5	18.3	18.1	16.0	15.5
Number of employees (workforce end of period)	151,556	155,202	156,191	156,233	165,488

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

U.S. dollar per €1.00	Period end rate	Average rate (1)	High	Low
Yearly amounts
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524
2016	1.0552	1.1029	1.1516	1.0375
2017	1.2022	1.1396	1.2041	1.0416

Monthly amounts (U.S. dollar per €1.00)	Period end rate	Average rate (1)	High	Low
September 2017	1.1813	1.1913	1.2041	1.1747
October 2017	1.1648	1.1755	1.1847	1.1580
November 2017	1.1898	1.1743	1.1936	1.1577
December 2017	1.2022	1.1836	1.2022	1.1725
January 2018	1.2428	1.2197	1.2488	1.1922
February 2018	1.2211	1.2340	1.2482	1.2211
March 2018	1.2320	1.2334	1.2440	1.2216
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average.

On March 30, 2018, the Noon Buying Rate was $1.2320 per one euro.

For information regarding the effects of currency fluctuations on Orange’s results, see Item 5 Operating and Financial Review and Prospects.

3.B      Capitalization and indebtedness

Not applicable.

3.C      Reasons for the offer and use of proceeds

Not applicable.

3.D      Risk factors

The information set forth in section 2.1 Risk factors on pages 64 et seq. of the 2017 Registration Document is incorporated herein by reference.

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

2017 form 20-F / ORANGE - 4[Back to contents]

Item 4      Information on Orange

4.A      History and development of Orange

The information set forth in:

•  section 1.1 Overview on page 4 of the 2017 Registration Document,

•  section 7.3.1 Company name on page 363 of the 2017 Registration Document,

•  section 7.3.2 Place of registration and registration number on page 363 of the 2017 Registration Document,

•  section 7.3.3 Date of incorporation and term on page 363 of the 2017 Registration Document,

•  section 7.3.4 Registered office, branch, legal form and applicable law on page 363 of the 2017 Registration Document,

•  note 3 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements,

is incorporated herein by reference.

Agent in the United States: Orange Participations U.S. Inc., 13775 McLearen Road, Oak Hill, Virginia 20171.

4.B      Business overview

The information set forth under:

•  section 1.6 Regulation of Telecom activities on pages 43 et seq.,

•  section 1.3 Operating activities on pages 12 et seq.,

•  section 8.1 Glossary of technical terms on pages 368 et seq.,

of the 2017 Registration Document is incorporated herein by reference.

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

4.C      Organizational structure

The information set forth in note 18 Main consolidated entities to the consolidated financial statements on page 232, and section 1.1 Overview on page 4 of the 2017 Registration Document is incorporated herein by reference.

4.D      Property, plants and equipment

The information set forth under:

•  section 1.4 Networks and real estate on pages 38 et seq.,

•  subsection Investment in networks of section 3.1.1.3 Significant events, on page 81,

•  and section 5.3 Environmental information, on pages 328 et seq,

of the 2017 Registration Document is incorporated herein by reference.

Item 4A   Unresolved staff comments

None.

2017 form 20-F / ORANGE - 5[Back to contents]

Item 5      Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS as issued by the IASB, as applied by Orange.

References in this Item to the notes to the consolidated financial statements are references to the consolidated financial statements presented in Item 18 Financial Statements of this document.

5.A      Operating results

This section sets forth:

•  an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 3.1 Analysis of the Group’s financial position and earnings and (ii) section 3.1.1 Overview, on pages 79 et seq. of the 2017 Registration Document;

•  a presentation of critical accounting policies set forth below;

•  a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2017, 2016 and 2015 incorporated by reference to sections 3.1.2 Analysis of the Group’s results and capital expenditures and 3.1.3 Analysis by operating segment, respectively on pages 84 et seq. and 93 et seq. of the 2017 Registration Document;

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, Orange sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 3.1.5 Financial indicators not defined by IFRS on pages 124 et seq. of the 2017 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in section 8.2 Financial glossary set forth in appendix on pages 372 et seq., of the 2017 Registration Document; and note 2 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

Critical accounting policies

Critical accounting policies and estimates

The consolidated financial statements for the 2017 fiscal year were prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2017. Comparative figures are presented for the 2016 and 2015 fiscal years which were prepared on the same basis.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, which have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Basis of preparation

Although IFRS as issued by the IASB constitute a full set of accounting principles, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following items:

•  exemptions under IFRS 1 to the retrospective application of IFRS when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer of all cumulative translation differences to other comprehensive income at the transition date;

•  alternatives allowed by various IFRS standards, such as: for each business combination since 2010, the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

•  IFRS do not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group - like other preparers - has to define its own accounting policy in accordance with paragraphs 10 to 12 of IAS 8 until the issuance of new standards and interpretations by the IASB or the IFRS IC;

•  IFRS does not provide for detailed guidance as to the form and content of the consolidated income statement but does include a standard on financial statements presentation.

The Group’s reported financial condition and results of operations are thus sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting the application of those policies.

Note 2.2 Basis of preparation of the 2017 consolidated financial statements and the accounting policies integrated in each Note to the consolidated financial statements included in Item 18 Financial Statements, describe in more detail the basis of preparation of the consolidated financial statements.

Use of estimates and judgment

The Group’s reported financial condition and results of operations are also sensitive to judgment, assumptions and uncertainties underlying the estimates made. These estimates may be revised if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made as of December 31, 2017 may be changed subsequently.

Note 2.4 Use of estimates and judgment of the consolidated financial statements included in Item 18 Financial Statements, describes in more detail the items that are the most affected by judgment, assumptions and uncertainties and refers to the notes which detail these judgment, assumptions and uncertainties and which provide some disclosures (if any) about the sensitivity underlying these estimates.

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

•  section 3.1.4 Cash flow, equity and financial debt, on pages 117 et seq. of the 2017 Registration Document,

•  section 3.1.2.5.1 Capital expenditures, on pages 91 et seq. of the 2017 Registration Document,

•  notes 11 Financial assets, liabilities and financial results (excluding Orange Bank) and 12 Information on market risks and fair value of financial assets and liabilities (excluding Orange Bank) to the consolidated financial statements included in Item 18 Financial Statements.

Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. As at December 31, 2017, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2018.

5.C      Research and development, patents and licenses, etc.

The information set forth in section 1.5 Innovation at Orange on pages 40 et seq. of the 2017 Registration Document is incorporated herein by reference.

5.D      Trend information

The information set forth under:

•  section 3.2.1 Recent Events, on page 131,

•  section 3.1 Analysis of the Group's financial position and earnings, on pages 79 et seq.,

•  section 1.2.1 The World Information And Communication Technologies Market, on pages 7 et seq.,

•  section 1.2.2 The Orange group strategy, on pages 8 et seq.,

•  section 2.1 Risk factors, on pages 64 et seq.,

of the 2017 Registration Document is incorporated herein by reference.

5.E      Off-balance sheet arrangements

The information set forth in notes 14 Unrecognized contractual commitments (excluding Orange Bank) and 15.3 Orange Bank’s unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

5.F       Tabular disclosure of contractual obligations

At December 31, 2017 (in millions of euros)	Note	Contractual obligations reflected in the balance sheet		Total payments due	Less than 1 year	1-3 years	3-5 years	More than 5 years
Gross financial debt after derivatives of telecom activities (incl. derivatives assets) (1)	12.3	33 203		32 611	6 159	7 081	5 347	14 024
o/w finance lease obligation		571		571	117	221	122	111
Financial liabilities of Orange Bank (2)	15.2.1	4 941		4 941	4 292	643	-	6
Trade payables of telecom activities	12.3	10 095		10 093	9 482	222	108	281
Trade payables of Orange Bank	5.6	83		83	83	-	-	-
Future interests on financial liabilities	12.3			11 813	2 115	2 002	1 398	6 298
Total Financial liabilities		48 322	(3)	59 541	22 131	9 948	6 853	20 609
Employee benefits	6.2	5 122		6 905	2 464	1 184	422	2 835
Provisions for dismantling	8.6	789		1 002	15	23	25	940
Restructuring provisions	5.3	377		377	126	251	-	-
Other liabilities	5.7	2 456		2 456	1 936	521	-	-
Operating taxes and levies payables	9.1.2	1 262		1 262	1 262	-	-	-
Current tax payables	9.2.3	596		596	596	-	-	-
Total other liabilities (4)		10 602		12 598	6 398	1 978	447	3 775
Operating lease obligations				6 078	956	1 456	1 081	2 585
Other operational and purchase obligations				11 794	4 321	3 978	1 266	2 230
Unrecognized operational contractual commitments	14.1 & 15.3			17 873	5 277	5 434	2 347	4 815
TOTAL				90 012	33 806	17 361	9 647	29 199
(1) excluding equity components related to unmatured hedging instruments.
(2) excluding unmatured derivatives liabilities and loan from Orange Group to Orange Bank.
(3) of which long-term debt obligations amounting to 25 631 millions of euros (including TDIRA, bonds and bank and lending institutions).
(4) excluding deferred tax liabilities and deferred income.

5.G      Safe harbor

Not applicable.

2017 form 20-F / ORANGE - 6[Back to contents]

Item 6      Directors, senior management and employees

6.A      Directors and senior management

The information set forth in section 4.1 Composition of management and supervisory bodies on pages 280 et seq. of the 2017 Registration Document is incorporated herein by reference.

6.B      Compensation

The information set forth in section 4.4 Compensation and benefits paid to directors, officers and senior management on pages 298 et seq. of the 2017 Registration Document is incorporated herein by reference.

6.C      Board practices

The information set forth under:

•  section 4.1.1 Board of Directors, on pages 280 et seq.,

•  section 4.1.3 Executive Committee, on pages 284 et seq.,

•  sections 4.2 Functioning of the management and supervisory bodies and 4.3 Reference to a Code of Corporate Governance, on page 290 et seq.,

•  subsection Other benefits granted to corporate officers (Table 11 of the Afep-Medef Code) of section 4.4.1.1 Amount of compensation paid to Corporate Officers, on page 302,

•  section 2.2 Activity and Risk management framework, on pages 69 et seq.,

of the 2017 Registration Document is incorporated herein by reference.

6.D      Employees

The information set forth in sections 5.2.1 Employment, on pages 316 et seq. and 5.2.4 Social dialogue, on pages 323 et seq., of the 2017 Registration Document is incorporated herein by reference.

6.E      Share ownership

The information set forth under:

•  section 4.1.4.2 Information on Company shares held by directors and officers, on page 289,

•  section 4.1.4.4 Shares and stock options held by members of the Executive Committee, on page 290,

•  subsections Stock-options allocated to each Corporate Officer during the fiscal year (Table 4 of the Afep-Medef Code) to History of performance share grants (Table 9 of the Afep-Medef Code) of section 4.4.1.1 Amount of compensation paid to Corporate Officers, on pages 301 and 302,

•  section 4.4.3 Compensation of members of the Executive Committee, on page 307,

•  section 5.2.2 Compensation on pages 320 et seq. (with respect to employees),

of the 2017 Registration Document is incorporated herein by reference.

2017 form 20-F / ORANGE - 7[Back to contents]

Item 7      Major shareholders and related party transactions

7.A      Major shareholders

The information set forth in section 6.2 Major shareholders, on pages 343 and 344. of the 2017 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 15, 2018, there were 61,937,248 ADSs of Orange outstanding and 256 holders of record were registered with Bank of New York Mellon, depositary for the ADS program.

As of March 19, 2018, 92 United States residents were owners of Orange’s shares in fully registered form (au nominatif pur). Those U.S. residents held 30,955 Orange shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report and on a survey conducted by a specialized information provider, Orange estimates that corporate and institutional investors in the U.S. held a total of approximately 13.18% of its share capital as at December 31, 2017.

7.B      Related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

In 2017, Orange SA did not enter directly or indirectly into any transaction with (i) one of its Directors or Corporate Officers, or (ii) a shareholder holding more than 10% of its voting rights, or (iii) a company which is owned or controlled by one of its Directors or Corporate Officers, or (iv) a company in which one of its Directors or Corporate Officers is also a director or a Corporate Officer.

Regarding agreements made in previous years, the two amendments to the ongoing agreements with Novalis executed on January 11, 2010, remained in force during 2017. These amendments extended to Corporate Officers the benefit of Orange group’s policies covering (i) healthcare costs and (ii) death, incapacity and invalidity. With respect to 2017, these related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and CEO and Ramon Fernandez, Pierre Louette and Gervais Pellissier, CEO Delegates.

In addition, except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2017, directly or indirectly, between a Director or Officer or a shareholder holding more that 10% of Orange SA’s voting rights, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also the following notes to the consolidated financial statements: Note 10 Interests in Associates and Joint Ventures, Note 6.4 Executive Compensation, Note 4.6 Related parties transactions and Note 5.8 Related parties transactions.

7.C      Interests of experts and counsels

Not applicable.

2017 form 20-F / ORANGE - 8[Back to contents]

Item 8      Financial information

8.A      Consolidated statements and other financial information

See Item 18 Financial Statements.

The information set forth in sections 3.2.1 Recent events and 3.5 Dividend distribution policy, respectively on pages 131 and 278 of the 2017 Registration Document is incorporated herein by reference.

8.B      Significant changes

The information set forth in section 3.2.1 Recent events, on page 131 of the 2017 Registration Document, in addition to the information set forth in note 17 Subsequent Events to the consolidated financial statements, is incorporated herein by reference.

2017 form 20-F / ORANGE - 9[Back to contents]

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

The table below shows the annual high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE from 2013 to 2017.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
2013	10.65	7.10	14.59	9.20
2014	14.72	8.73	17.89	11.95
2015	16.85	12.86	18.52	14.65
2016	16.45	13.10	18.30	13.99
2017	15.74	13.57	17.59	15.00
Source: Bloomberg

The table below shows the quarterly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE since April 1, 2016.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
First Quarter 2016	16.45	14.64	18.30	16.21
Second Quarter 2016	15.62	13.59	17.65	15.10
Third Quarter 2016	14.66	13.10	16.42	14.69
Fourth Quarter 2016	14.69	13.24	15.98	13.99
First Quarter 2017	14.99	14.15	16.06	15.00
Second Quarter 2017	15.74	13.89	17.59	15.01
Third Quarter 2017	14.51	13.77	17.13	15.97
Fourth Quarter 2017	14.83	13.57	17.47	16.00
First Quarter 2018	14.85	13.40	18.50	16.54
Source: Bloomberg

The table below shows the monthly high and low prices (unadjusted for payment of dividends) for Orange’s shares on Euronext Paris and Orange’s ADSs on the NYSE for the most recent six months.

	Euronext Paris		NYSE
	€		US$
	High	Low	High	Low
October 2017	14.17	13.57	16.52	16.00
November 2017	14.48	13.99	17.23	16.40
December 2017	14.83	14.24	17.47	16.78
January 2018	14.85	14.31	18.50	17.25
February 2018	14.55	13.40	18.17	16.54
March 2018	14.22	13.47	17.63	16.68
Source: Bloomberg

9.B       Plan of distribution

Not applicable

9.C      Markets

The principal trading market for the Shares is Euronext Paris, where the Shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the Shares. The shares are included in the “CAC 40 Index” (a main benchmark index of 40 major stocks listed on Euronext Paris). The shares in the form of American Depositary Shares (“ADSs”) are also listed on the NYSE. BNP Paribas Securities Services holds the share registry for Orange and Bank of New York Mellon acts as depositary for the ADSs.

9.D       Selling shareholders

Not applicable.

9.E       Dilution

Not applicable.

9.F        Expenses of the issue

Not applicable.

2017 form 20-F / ORANGE - 10[Back to contents]

Item 10    Additional information

10.A     Share capital

Not applicable.

10.B     Memorandum of association and bylaws

The information set forth under:

•  Subsection Restrictions regarding the disposal of shares by Directors and Officers of section 4.1.4.2 Information on company shares held by Directors and Officers, on page 289 and 290,

•  Section 4.2.1.5 Chairman of the Board of Directors, on page 292,

•  Section 7.3.5 Company purpose on page 363,

•  Section 7.3.6 Rights, preferences and restriction attached to shares, on pages 363 et seq.,

•  Section 7.3.7 Actions necessary to modify shareholder’s rights, on page 364,

•  Section 7.3.8 Rules to participate in and call Shareholders’ Meeting, on page 364,

•  Section 7.3.9 Provisions having the effect of delaying, deferring or preventing a change of control of the Company, on page 365,

•  Section 7.3.10 Declaration of threshold crossing, on page 365,

•  Section 7.4 Factors that may have an impact in the event of a public offer, on page 365,

of the 2017 Registration Document is incorporated herein by reference.

Ownership of shares by non-French persons

Under the French Commercial Code, there are not limitations of general application on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

Under the French Monetary and Financial Code, a person is not required to obtain a prior authorization before acquiring a controlling interest (within the meaning of French law) or, for certain persons, a 33 1/3% interest, in a French company. As an exception, a prior authorization may be required in case of investments by certain persons in certain sensitive economic areas, such as defense and public health, and, since May 2014, in activities touching upon public order and public security contained in an expanded list of such sensitive areas, and which includes the integrity, security and continuity of operations of electronic communications networks and services. Non-residents of France (and certain French residents, depending on their ownership), must also file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of 33 1/3% or more of the capital or voting rights of a French company, or a lower percentage in certain circumstances.

The foregoing is a general description of certain regulations only, and are in addition to the various French legal and regulatory requirements (as well as provisions under our bylaws) regarding disclosure of shareholdings and other matters which are applicable to all shareholders.

10.C     Material contracts

The information set forth in section 7.6 Material contracts, on page 366 of the 2017 Registration Document is incorporated herein by reference.

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

A comprehensive set of tax rules is specifically applicable to French assets (such as the Shares/ADSs) that are held by or in foreign trusts. These rules provide notably for the inclusion of trust real estate assets in the settlor's net assets for purpose of applying the French real estate wealth tax or trust assets in general for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to Shares and ADSs held in trusts. If the Shares or ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of the Shares or ADSs.

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

If you are a resident of the United States who is eligible for the benefits of the income tax treaty between the United States of America and France dated August 31, 1994 (as further amended) (the “U.S. France Treaty”) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the gain is treated for purposes of U.S. taxation as your income, you will not be subject to French tax on any capital gain if you sell or exchange your Shares or ADSs unless you have a permanent establishment or fixed base in France and the Shares or ADSs sold or exchanged were part of the business property of that permanent establishment or fixed base.

Special rules apply to individuals who are residents of more than one country.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2017, has been published in the official guidelines of the French tax authorities on December 21, 2017 (BOI-ANNX-000467-20171221), and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2017. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

Taxation of dividends

Under French domestic law, French companies must generally deduct a 30% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves, or the relevant portion of certain repurchases or redemption by Orange of its own shares) paid to non-residents (12.8% for distributions made to individuals and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under Article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20171004, n°130). Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld at the appropriate treaty rate.

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

If the arrangements provided for by any of such treaties apply to a shareholder, Orange or the authorized intermediary will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, Orange or the authorized intermediary must withhold tax at the full rate of 15%, 12.8%, 30% or 75% as applicable, and the shareholder may subsequently claim the refund of excess tax paid.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% provided your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France. A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the United States as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have, however, conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships (and up to six tiers of interposed partnerships) to the extent of the income taxable in the United States as the income of a resident in the hands of the ultimate partner or partners. Certain other requirements must be satisfied. In particular, you will have to comply with the formalities set out in Section 10.E.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, Orange or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 12.8%, 30% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

Certain tax exempt U.S. entities (such as tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 401(b) of the Internal Revenue Code (retroactive changes in plan), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account) may be eligible for the reduced withholding tax rate of 15% on dividends. Specific rules apply to them as further described below in Section 10.E.3 “Procedure for Reduced Withholding Rate”.

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

Real Estate Wealth Tax

The French real estate wealth tax known as impôt sur la fortune immobilière replaced the French wealth tax, known as impôt de solidarité sur la fortune, with effect from January 1, 2018.

You will not be subject to French real estate wealth tax, on your Shares or ADSs of Orange if both of the following apply to you:

•   you are not a French resident for the purpose of French taxation; and

•   you own, either directly or indirectly, less than 10% of Orange capital stock, provided your Shares or ADSs do not enable you to exercise influence on Orange.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French real estate wealth tax even if one or both of the above statements do not apply to you.

The French real estate wealth tax generally does not apply to Shares or ADSs if you are a resident of the United States for purposes of the U.S. France Treaty provided that you do not own directly or indirectly Shares or ADSs exceeding 25% of the financial rights of Orange.

2017 form 20-F / ORANGE - 11[Back to contents]

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

If you receive a currency other than U.S. dollars upon disposition of the Shares or ADSs, you will realize an amount equal to the U.S. dollar value of the currency received on the date of disposition (or, if you are a cash-basis or an accrual basis taxpayer that files an election with the IRS, the settlement date). You will have a tax basis in the currency received equal to the U.S. dollar amount you realized. Any gain or loss on a subsequent conversion or disposition of the currency received generally will be U.S. source ordinary income or loss.

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

Certain U.S. Holders will be required to report information with respect to Shares and ADSs that are held through foreign accounts. U.S. Holders who fail to report information required under these rules could become subject to substantial penalties. You are urged to consult your U.S. tax advisor regarding these and other reporting requirements that may apply with respect to your Shares or ADSs.

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

10.I      Subsidiary information

Orange SA scope of consolidation and equity securities at December 31, 2017 are available on Orange’s website at www.orange.com under Investors/Regulated information.

10.J     Disclosure Pursuant to Section 13(r) of the United States Securities Exchange Act of 1934

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2017. Section 13(r) of the United States Exchange Act of 1934 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including certain transactions or dealings relating to the “government of Iran” as defined. Disclosure may be required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law. In compliance with the Section 13(r), Orange is disclosing the following matters:

•  Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing. In 2017, Sofrecom provided certain services to and/or engaged in transactions with ZAIEM, MCCI, TCI, NAK and MobinNet which fall or may fall within the definition of the government of Iran. The gross revenue in connection with these activities in 2017 was approximately 0.1 million euros and an immaterial negative net profit also resulted. Sofrecom intends to continue carrying out these activities.

•  Globecast, an indirectly, wholly-owned subsidiary of Orange SA that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other media of its customers for delivery to direct-to-home satellite platforms: cable, IPTV, mobile and broadband head-ends. Following the waiver of certain sanctions against the Islamic Republic of Iran Broadcasting (IRIB) in February 2014 and thereafter, and while IRIB remains a specially designated national (SDN), Globecast entered into two satellite broadcast agreements with the IRIB ending respectively on June 9, 2018 and July 31, 2018 (agreements subject to renewal). The gross revenue for these agreements and the activity concerned is approximately 0.74 million euros per year, with an estimated net profit of approximately 0.1 million euros per year. Globecast intends to provide services to the IRIB until the end of the agreements’ term including renewals, unless the waiver is ended earlier.

•  Telecommunication services are provided by the Enterprise operating segment (through indirect wholly owned subsidiaries of Orange SA) to certain international public organizations and multinationals in Iran solely to carry out telecommunications services that are otherwise authorized. These telecommunication services represent gross revenues of approximately 3.9 million euros and a net profit of approximately 0.4 million euros. Orange intends to continue carrying out these activities.

2017 form 20-F / ORANGE - 12[Back to contents]

Item 11    Quantitative and qualitative disclosures about market risk

The information set forth in note 12 Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank) to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

Item 12    Description of securities other than equity securities

12.A     Debt Securities

Not applicable.

12.B     Warrants and Rights

Not applicable.

12.C     Other Securities

Not applicable.

12.D     American Depositary Shares

Orange's ADR facility has been maintained since July 2017 by Bank of New York Mellon ("the Depositary") replacing JP Morgan Chase Bank. A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and Orange was filed with the SEC as an exhibit to our Form F-6 filed on July 27, 2017. Société Générale ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement. For more complete information, including on holders’ rights and obligations, holders should read the entire deposit agreement, as amended, and the ADR itself.

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

In addition, investors must, as necessary, reimburse the Depositary for:

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

•  Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

•  Expenses of the Depositary for converting foreign currency to U.S. dollars

Fees and payments made by the Depositary to the Issuer

The Depositary has agreed to reimburse the Company for expenses the Company incurs that are related to establishment and maintenance expenses of the ADR facility. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. The Depositary has agreed to provide additional payments to the Company based on activity indicators relating to the outstanding ADRs.

During the financial year ended December 31, 2017, a payment of 2.0 million U.S. dollars was made to Orange in relation thereto.

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

2017 form 20-F / ORANGE - 13[Back to contents]

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

Orange’s Chief Executive Officer and Chief Executive Officer Delegate Finance and Strategy (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Chief Executive Officer Delegate Finance and Strategy (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2017. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

15.C    Report of independent registered public accounting firms

To the Shareholders and Board of Directors of Orange S.A.,

Opinion on Internal Control over Financial Reporting

We have audited Orange S.A. and its subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“the COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2017, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated February 21, 2018 expressed an unqualified opinion on those consolidated financial statements .

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG S.A.	/s/ ERNST & YOUNG AUDIT
Represented by Marie Guillemot

Paris-La Défense, France

February 21, 2018

15.D    Changes in internal control over financial reporting

See item 15.B.

2017 form 20-F / ORANGE - 14[Back to contents]

Item 16    [Reserved]

Item 16A Audit committee financial expert

Jean-Michel Severino is the Audit Committee's financial expert as defined in Item 16A(b) of Form 20-F. Jean-Michel Severino is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

Item 16B Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Chief Executive Officer Delegate, Finance and Strategy (in his capacity as Chief Financial Officer), the principal accounting officer and the persons performing similar functions. A copy of Orange’s Code of Ethics is available on Orange’s website at www.orange.com. In 2016, following the entry into force of the European Market Abuse Regulation (MAR), the Audit Committee approved a new Code of Market Ethics endorsed by the Group's Ethics Committee.

Item 16C Principal accountant fees and services

The information set forth in note 19 Fees paid to statutory auditors to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

All services provided by the statutory auditors prior to the entry into force of the European Union (EU) Audit Reform legislation (applicable throughout the EU since June 17, 2016), were approved in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2013. All services provided by the statutory auditors following the entry into force of the EU Audit Reform legislation have been approved in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2016. Both rules include procedures for preapproval of services as required.

Item 16D Exemptions from listing standards for audit committees

Orange’s Audit Committee consists of five directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Muniesa who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Sébastien Crozier who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

 Item 16E Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 6.1.4 Treasury shares - Share buyback program, on page 342 and 343 of the 2017 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2017:

 (1) Until June 1, 2017, under the 2016 Share buyback program approved by the Annual Shareholders' Meeting of June 1, 2016 for up to 10% of the share capital; from June 2, 2017, under the 2017 Share buyback program approved by the Annual Shareholders' Meeting of June 1, 2017 for up to 10% of the share capital for a period of 18 months.

(2) At month end.

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

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 4.2.1.2 Independent Directors on page 291 of the 2017 Registration Document, which section is incorporated herein by reference.

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

Audit Committee

Orange’s Audit Committee consists of five directors including three independent directors (according to the criteria set out in the Report) and two non-independent directors.

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

Item 16H Mine Safety Disclosure

Not applicable.

2017 form 20-F / ORANGE - 15[Back to contents]

PART III

ITEM 17  Financial statements

Not applicable

ITEM 18  Financial statements

The information set forth in section 3.3.1 Consolidated financial statements on pages 134 to 234 of the 2017 Registration Statement is incorporated herein by reference.

Report of independent registered public accounting firms

To the Shareholders and Board of Directors of Orange S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2017, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated February 21, 2018 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting .

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

The statutory auditors

/s/ KPMG S.A. Represented by Marie Guillemot	/s/ ERNST & YOUNG Audit
We have served as the Group‘s auditor since 2015	We have served as the Group‘s auditor since 1991 auditor since 1991

Paris-La Défense, France

February 21, 2018

2017 form 20-F / ORANGE - 16[Back to contents]

ITEM 19  List of exhibits

1.*       Bylaws (statuts) of Orange, as amended on June 7, 2016.

2.(c)** Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.

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

13.1    Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2    Certification of Chief Executive Officer Delegate acting in his capacity as Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1    Excerpt of the pages and sections of the 2017 Registration Document that are incorporated herein by reference.

15.2    Consent of Ernst & Young Audit as auditors of Orange.

15.3    Consent of KPMG S.A. as auditors of Orange.

* Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2016.

** Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2017 form 20-F / ORANGE - 17[Back to contents]

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:	Ramon Fernandez
Title:	Chief Executive Officer Delegate, Finance and Strategy

Paris, France

April 4, 2018