Form 20-F/A
ORANGE
filed 2018-04-23
CIK 1038143

As filed with the Securities and Exchange Commission on April 23, 2018

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No.1

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for Orange (the “Company”) for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”) is being filed solely for the purpose of providing an amended Exhibit 15.1, containing excerpted pages and sections of the amended 2017 Registration Document of the Company, which replaced and superseded the version of such document filed with the French Autorité des marchés financiers on April 4, 2018. The change to Exhibit 15.1 is reflected on page 175 of the document attached hereto as Exhibit 15.1 (Note 6.3 to the Consolidated Financial Statements) where, with respect to the Long Term Incentive Plan or “LTIP” only, it shall be read “organic cash flow (50%)” instead of “the Group’s adjusted EBITDA (50%)”.

All references in the 2017 Form 20-F, as amended by this Amendment No. 1, to the “2017 Registration Document” are references only to those pages and sections attached in amended Exhibit 15.1 to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 4, 2018.

Other than as expressly set forth above, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2017 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2017 Form 20-F or reflect any events that have occurred after the 2017 Form 20-F was filed on April 4, 2018. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 4, 2018. Accordingly, this Amendment No. 1 and Exhibit 15.1 hereto, should be read in conjunction with the 2017 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 4, 2018, including any amendments to such documents.

ITEM 19  List of exhibits

1.*       Bylaws (statuts) of Orange, as amended on June 7, 2016.

2.(c)** Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.

8.***   List of Orange’s subsidiaries: the information set forth in note 18 Main consolidated entities to the consolidated financial statements included in Item 18 Financial statements is incorporated herein by reference.

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

15.1    Excerpt of the pages and sections of the amended 2017 Registration Document that are incorporated herein by reference.

15.2***  Consent of Ernst & Young Audit as auditors of Orange.

15.3***  Consent of KPMG S.A. as auditors of Orange.

* Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2016.

** Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

*** Filed previously

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:	Ramon Fernandez
Title:	Chief Executive Officer Delegate, Finance and Strategy

Paris, France

April 23, 2018