Form 20-F
period 2018-12-31
ORANGE
filed 2019-04-16
CIK 1038143

As filed with the Securities and Exchange Commission on April 16, 2019

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Ordinary Shares, nominal value €4.00 per share: 2,660,056,599 at December 31, 2018

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.
See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer o	Non-accelerated filer	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.

*The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 o	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

2018 form 20-F / ORANGE - 1[Back to contents]

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2018 (the "Annual Report on Form 20-F") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as of December 31, 2018.

This Form 20-F contains certain financial information presented on a "comparable basis". The basis for the presentation of this financial information is set out in Item 5 Operating and Financial Review and Prospects. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the consolidated financial statements included in Item 18 Financial statements, including the Notes thereto.

In this Form 20-F, references to the "EU" are to the European Union, references to the "euro" or "€" are to the euro currency of the EU, references to the "United States" or "U.S." are to the United States of America and references to "U.S. dollars" or "$" are to United States dollars.

References to the "2018 Registration Document" are references only to those pages and sections of Orange's Registration Document for the year ended December 31, 2018, attached in Exhibit 15.1 to this Form 20-F. The 2018 Registration Document was furnished to the SEC in a report on Form 6-K on March 21, 2019. Other than as expressly provided herein, the 2018 Registration Document is not incorporated herein by reference.

The references to websites contained in this Form 20-F are provided for reference only; the information contained on the referenced websites is not incorporated by reference in this Form 20-F.

As used in this Form 20-F, the terms "Orange", "Orange group" and "the Group", unless the context otherwise requires, refer to Orange together with its consolidated subsidiaries, and "Orange SA", as well as "the Company", refer only to the parent company, a French société anonyme (corporation), without its subsidiaries.

References to "the Shares" are references to Orange’s Ordinary Shares, nominal value €4.00 per share, and references to "the ADSs" are to Orange’s American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts ("ADRs").

2018 form 20-F / ORANGE - 2[Back to contents]

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 ("the Securities Act") or Section 21E of the U.S. Securities Exchange Act of 1934 ("the Exchange Act"), including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as "should", "could", "would", "will", "expect", "consider", "believe", "anticipate", "pursue", "foresee", "plan", "predict", "intend", "be aimed at", "strategy", "objective", "prospects", "outlook", "trends", "aim", "change", "intention", "ambition", "risk", "potential", "commitment" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to Orange or not currently considered material by Orange, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

 •    Orange’s ability to withstand intense competition in mature markets;

 •    its ability to meet commitments made to the French authorities regarding network deployment and service quality;

 •    network or software failures as a result of cyber-attacks;

 •    risks relating to the development of banking activities and mobile financial services;

 •    its exposure to geopolitical, macroeconomic, regulatory and corruption risks;

 •    its dependence on a limited number of critical suppliers;

 •    damage caused to its installations and infrastructures, due to natural disasters or intentional damage;

 •    Orange’s ability to maintain control over customer relations when facing competition with the "Over The Top" (OTT) players;

 •    the disclosure or inappropriate modification of the personal data of its customers;

 •    the success of its strategy of diversification to find new sources of growth;

 •    various frauds that may target the Company or its customers;

 •    the results of litigation regarding in particular regulations and competition;

 •    the terms of access to capital markets;

 •    changes in assumptions underlying the carrying value of certain assets and resulting in their impairment;

 •    interest rate or exchange rate fluctuations;

 •    Orange’s credit ratings;

 •    credit risks and/or counterparty risks on financial transactions;

 •    its ability to have the necessary skills due to numerous employee retirements and changes in its businesses;

 •    the possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment; and

 •    various human factors related to psycho-social risks and to personal safety.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The most significant risks are described in Item 3 Key Information - 3.D Risk factors.

Table of contents

2018 form 20-F / ORANGE - 3[Back to contents]

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

9.F         Expenses of the issue

Item 10   Additional information

10.A      Share capital

10.B      Memorandum of association and bylaws

10.C      Material contracts

10.D      Exchange controls

10.E      Taxation

10.F      Dividends and paying agents

10.G      Statement by experts

10.H       Documents on display

10.I        Subsidiary information

10.J       Disclosure Pursuant to Section 13 (r) of the United States Exchange Act of 1934

Item 11   Quantitative and qualitative disclosures about market risk

2018 form 20-F / ORANGE - 4[Back to contents]

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

ITEM 19   List of exhibits

2018 form 20-F / ORANGE - 5[Back to contents]

PART I

ITEM 1      Identity of directors, senior management and advisers

Not applicable.

ITEM 2      Offer statistics and expected timetable

Not applicable.

ITEM 3      Key information

3.A      Selected financial data

The following table sets forth selected consolidated financial and other operating data of Orange. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and Item 5 Operating and Financial Review and Prospects appearing elsewhere in this Form 20-F. Orange’s consolidated financial statements were prepared in accordance with IFRS as published by the IASB for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

The selected financial information presented below as of and for the twelve month periods ended December 31, 2014, 2015, 2016, 2017 and 2018 is extracted or derived from the consolidated financial statements. Selected financial information for the periods ended as of December 31, 2016, 2017 and 2018 is derived from audited consolidated financial statements included in the 2018 Registration Document and has been restated in accordance with IFRS 15. Selected financial information for the periods ended December 31, 2014 and 2015 is derived from audited consolidated financial statements which are not included or incorporated by reference herein and has not been restated.

Consolidated Income Statement

Amounts in accordance with IFRS (in millions of euros, except for earnings per share data)	2018	2017	2016	2015	2014
Revenues, net	41,381	40,859	40,708	40,236	39,445
Operating income	4,829	4,778	3,917	4,742	4,571
Finance costs, net	(1,362)	(1,715)	(2,097)	(1,583)	(1,638)
Net income of continuing operations	2,158	2,011	869	2,510	1,360
Net income of discontinued operations	0	29	2,253	448	(135)
Net income (attributable to owners of the parent company)	1,954	1,843	2,813	2,652	925
Earnings per share attributable to owners of the parent company
Net income of continuing operations
- basic	0.63	0.58	0.10	0.72	0.36
- diluted	0.62	0.58	0.10	0.72	0.36
Net income of discontinued operations
- basic	0.00	0.01	0.85	0.17	(0.05)
- diluted	0.00	0.01	0.85	0.17	(0.05)
Net income
- basic	0.63	0.59	0.95	0.89	0.31
- diluted	0.62	0.59	0.95	0.88	0.31
2018 form 20-F / ORANGE - 6[Back to contents]

Consolidated STATEMENT OF FINANCIAL POSITION

Amounts in accordance with IFRS (in millions of euros)	2018	2017	2016	2015(2)	2014
Intangible assets (1)	41,247	41,250	41,581	41,398	36,595
Property, plant and equipment	27,693	26,665	25,912	25,123	23,314
Total assets	96,592	95,349	95,411	91,430	88,404
Net assets	33,249	33,512	33,845	33,267	31,701
Share capital	10,640	10,640	10,640	10,596	10,596
Number of shares	2,660	2,660	2,660	2,649	2,649
Equity attributable to the owners of the parent	30,669	30,975	31,241	30,907	29,559

(1) Includes goodwill and the other intangible assets.

(2)   The effects of IFRS 15 application on the consolidated statement of financial position as at January 1, 2016 are described in Note 2.3.2 to the consolidated financial statements included in Item 18 Financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in accordance with IFRS (in millions of euros)	2018	2017	2016	2015	2014
Net cash provided by operating activities	9,506	10,174	8,750	9,527	8,802
Net cash used in investing activities	(8,552)	(7,941)	(4,879)	(9,406)	(6,352)
Purchase of property, plant and equipment and intangible assets	(7,642)	(7,527)	(8,492)	(7,771)	(6,111)
Net cash used in financing activities	(1,131)	(2,738)	(1,883)	(3,924)	(154)
Cash and cash equivalents - closing balance	5,634	5,810	6,355	4,469	6,758

Dividend

	2018	2017	2016	2015	2014
Dividend per share for the year (euros)	0.70(3)	0.65	0.60	0.60	0.60
Dividend per share for the year (dollars) (4)	0.79	0.73	0.67	0.67	0.67

(3) Subject to approval by the Ordinary Shareholders' Meeting of May 21, 2019.

(4) The U.S. dollar amounts presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on March 29, 2019 of €0.8906 to $1.00.

Operational Data

	2018	2017	2016	2015	2014
Number of fixed telephone lines (in millions)(5)	40.2	41.7	42.7	43.5	42.7
Number of mobile customers (in millions)(5) (6)	203.6	202.3	190.6	201.2	185.3
Number of broadband (mainly ADSL) customers (in millions)(5)	20.1	19.4	18.5	18.1	16.0
Number of employees (workforce end of period)	150,711	151,556	155,202	156,191	156,233

(5) Since January 1, 2018, the customer bases correspond solely to customers of the fully consolidated entities. The customers of associates and joint ventures (Tunisia, Mauritius, Iraq and Equatorial Guinea), previously recognized in proportion to the Group’s interest in these entities, are no longer taken into account. As a consequence, data for the years 2017 and 2016 have been adjusted. Data for the years 2015 and 2014 have not been adjusted.

(6) Excluding customers of Mobile Virtual Network Operators ("MVNOs").

Since January 1, 2018, the recognition of the customer bases for mobile services in all countries has been aligned with the Group’s definitions (and no longer with local definitions). As a consequence, data for years 2017 and 2016 have been adjusted. This adjustment affects Morocco, Ivory Coast, Jordan and Cameroon. Data for the years 2015 and 2014 have not been adjusted.

2018 form 20-F / ORANGE - 7[Back to contents]

3.B      Capitalization and indebtedness

Not applicable.

3.C      Reasons for the offer and use of proceeds

Not applicable.

3.D      Risk factors

The information set forth in section 2.1 Risk factors on pages 52 et seq. of the 2018 Registration Document is incorporated herein by reference.

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

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against Orange or the depositary arising out of or relating to the Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Consequently, If Orange or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable law and ADS holders may not be entitled to a jury trial. If the waiver of jury trial is enforced, a lawsuit brought against either or both of Orange and the depositary under the deposit agreement would be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

U.S. investors may have difficulty enforcing civil liabilities against Orange and its directors and senior management.

The members of the board of directors and senior management at Orange are non-residents of the United States, and all or a substantial portion of assets of Orange and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or Orange in the United States or to enforce judgments obtained in U.S. courts against them or Orange based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters.

2018 form 20-F / ORANGE - 8[Back to contents]

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

ITEM 4      Information on Orange

4.A      History and development of Orange

The information set forth in:

 •    the introduction to section 1.1 Overview on page 4 of the 2018 Registration Document,

 •    section 1.1.1 Company identification on page 4 of the 2018 Registration Document,

 •    section 1.1.2 History on page 5 of the 2018 Registration Document,

 •    subsection Investment in networks of section 1.3 Significant events on pages 16 and 17 and section 3.1.2.5 Group capital expenditures on pages 84 et seq.,

 •    Note 3 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

Agent in the United States: Orange Participations U.S. Inc., 13775 McLearen Road, Oak Hill, Virginia 20171.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Orange also maintains a website at www.orange.com. For the avoidance of doubt, the information available on our website is not incorporated by reference in this Form 20-F.

4.B      Business overview

The information set forth under:

 •    section 1.4 Operating activities on pages 19 et seq.,

 •    section 1.6.2 Intellectual Property and Licensing on page 33

 •    section 1.7 Regulation of activities on pages 35 et seq.,

 •    section 7.2.2 Glossary of technical terms on pages 395 and 396,

of the 2018 Registration Document is incorporated herein by reference.

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

2018 form 20-F / ORANGE - 9[Back to contents]

4.C      Organizational structure

The information set forth in Note 18 Main consolidated entities to the consolidated financial statements on page 243, section 1.1 Overview on page 4 and the introduction of section 3.1.3 Analysis by operating segment on page 87 of the 2018 Registration Document is incorporated herein by reference.

4.D      Property, plants and equipment

The information set forth under:

 •    section 1.5 Networks and real estate, on pages 30 et seq.,

 •    and subsection Investment in networks of section 1.3 Significant events, on pages 16 and 17,

of the 2018 Registration Document is incorporated herein by reference.

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

5.A      Operating results

This section sets forth:

 •    an overview of the operating results of the Group, incorporated by reference to (i) the introduction to section 3.1 Analysis of the Group’s financial position and earnings and section 3.1.1 Overview, on pages 75 et seq., and (ii) section 1.3 Significant events on pages 16 et seq. of the 2018 Registration Document;

 •    a presentation of critical accounting policies set forth below;

 •    a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2018, 2017 and 2016 incorporated by reference to sections 3.1.2 Analysis of the Group’s results and capital expenditures and 3.1.3 Analysis by operating segment, respectively on pages 77 et seq. and 87 et seq. of the 2018 Registration Document;

 •    a presentation of the application of IFRS 16 at January 1, 2019 and its impact on the Group’s financial position, incorporated by reference to section 3.1.6 Additional information on page 122 and Note 2.4 Main standards and interpretations compulsory after December 31, 2018 with no early application elected by the Group to the consolidated financial statements.

In this Annual Report on Form 20-F, including in the foregoing sections that are incorporated by reference herein, Orange sets forth certain financial aggregates that are not defined under IFRS, in addition to the financial aggregates that are in accordance with IFRS. Accordingly, the information set forth in section 3.1.5 Financial indicators not defined by IFRS on pages 116 et seq. of the 2018 Registration Document is incorporated herein by reference. The financial aggregates not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates that are defined under IFRS.

In addition, the information set forth in section 7.2.1 Financial glossary set forth in appendix on pages 393 and 394, of the 2018 Registration Document; and Note 2 Description of business and basis of preparation of the consolidated financial statements to the consolidated financial statements included in Item 18 Financial Statements, is incorporated by reference herein.

2018 form 20-F / ORANGE - 10[Back to contents]

Critical accounting policies

Critical accounting policies and estimates

The consolidated financial statements for the 2018 fiscal year were prepared in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as of December 31, 2018. Comparative figures are presented for the 2017 and 2016 fiscal years which were prepared on the same basis.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the IASB with the exception of the texts currently being endorsed, which have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

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

Note 2.2 Basis of preparation of the 2018 consolidated financial statements and the accounting policies integrated in each Note to the consolidated financial statements included in Item 18 Financial Statements, describe in more detail the basis of preparation of the consolidated financial statements.

Use of estimates and judgment

The Group’s reported financial condition and results of operations are also sensitive to judgment and assumptions underlying the estimates made. These estimates may be revised if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made as of December 31, 2018 may be changed subsequently.

Note 2.5 Accounting policies, use of judgment and estimates of the consolidated financial statements included in Item 18 Financial Statements, describes in more detail the items that are the most affected by judgment and assumptions and refers to the notes which detail these judgment and assumptions and which provide some disclosures (if any) about the sensitivity underlying these estimates.

2018 form 20-F / ORANGE - 11[Back to contents]

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

 •    section 3.1.4 Cash flow, equity and financial debt, on pages 110 et seq. of the 2018 Registration Document,

 •    section 3.1.2.5.1 Capital expenditure, on pages 85 and 86 of the 2018 Registration Document,

 •    Notes 11 Financial assets, liabilities and financial results (excluding Orange Bank) and 12 Information on market risks and fair value of financial assets and liabilities (excluding Orange Bank) to the consolidated financial statements included in Item 18 Financial Statements.

Orange expects that its existing cash resources and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. As at December 31, 2018, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2019.

5.C      Research and development, patents and licenses, etc.

The information set forth in section 1.6 Research and innovation on pages 33 et seq. of the 2018 Registration Document is incorporated herein by reference.

5.D      Trend information

The information set forth under:

 •    section 3.2.1 Recent Events, on page 123,

 •    section 3.1 Analysis of the Group's financial position and earnings, on pages 74 et seq.,

 •    section 1.2.1 The global digital services market, on pages 8 and 9,

 •    section 1.2.2 The Orange group strategy, on pages 9 et seq.,

 •    section 2.1 Risk factors, on pages 52 et seq.,

of the 2018 Registration Document is incorporated herein by reference.

5.E      Off-balance sheet arrangements

The information set forth in Notes 14 Unrecognized contractual commitments (excluding Orange Bank) and 15.3 Orange Bank’s unrecognized contractual commitments to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

2018 form 20-F / ORANGE - 12[Back to contents]

5.F       Tabular disclosure of contractual obligations

At December 31, 2018 (in millions of euros)	Note to the consolidated financial statements	Contractual obligations reflected in the balance sheet	Total payments due	Less than 1 year	1-3 years	3-5 years	More than 5 years
Gross financial debt after derivatives of telecom activities (incl. derivatives assets) (1)	12.3	34,479	32,935	7,121	5,788	4,086	15,940
o/w finance lease obligation		584	584	158	244	94	88
Financial liabilities of Orange Bank (2)	15.2.1	4,835	4,835	4,196	631	-	8
Trade payables of telecom activities	12.3	10,082	10,082	9,468	257	86	271
Trade payables of Orange Bank	5.6	101	100	100	-	-	-
Future interests on financial liabilities	12.3		12,429	2,334	2,037	2,090	5,968
Total Financial liabilities		49,498(3)	60,382	23 220	8,713	6,262	22,187
Employee benefits	6.2	5,215	7,181	2,464	1,056	627	3,033
Provisions for dismantling	8.6	776	939	13	23	14	889
Restructuring provisions	5.3	389	389	159	230	-	-
Other liabilities	5.7	2,250	2,250	1,788	462	-	-
Operating taxes and levies payables	9.1.2	1,322	1,322	1,322	-	-	-
Current tax payables	9.2.3	755	755	755	-	-	-
Total other liabilities (4)		10,708	12,837	6,502	1,771	641	3,922
Operating lease obligations			5,815	999	1,596	1,110	2,111
Other operational and purchase obligations			14,755	5,271	3,598	1,643	4,243
Unrecognized operational contractual commitments	14.1 & 15.3		20,571	6,270	5,194	2,753	6,354
TOTAL			93,789	35,992	15,678	9,656	32,463

(1)    excluding equity components related to unmatured hedging instruments.

(2)    excluding unmatured derivatives liabilities and loan from orange group to Orange Bank.

(3)    of which long-term debt obligations amounting to 25 987 millions of euros (including TDIRA, bonds and bank and lending institutions).

(4)    excluding deferred tax liabilities and deferred income.

5.G      Safe harbor

Not applicable.

ITEM 6      Directors, senior management and employees

6.A      Directors and senior management

The information set forth in section 5.1 Composition of the management and supervisory bodies on pages 320 et seq. of the 2018 Registration Document is incorporated herein by reference.

6.B      Compensation

The information set forth in section 5.4 Compensation and benefits paid to directors, officers and senior management on pages 343 et seq. of the 2018 Registration Document is incorporated herein by reference.

2018 form 20-F / ORANGE - 13[Back to contents]

6.C      Board practices

The information set forth under:

 •    section 5.1.1 Board of Directors, on pages 320 et seq.,

 •    section 5.1.3 Executive Committee, on pages 325 and 326,

 •    sections 5.2 Operation of the management and supervisory bodies and 5.3 Reference to a Code of Corporate Governance, on page 332 et seq.,

 •    subsection Other benefits granted to corporate officers (Table 11 of the Afep-Medef Code) of section 5.4.1.2 Amount of compensation paid or allocated to corporate officers for 2018, on page 348,

of the 2018 Registration Document is incorporated herein by reference.

6.D      Employees

The information set forth in sections 4.2.1 Employment, on pages 290 et seq. and 4.2.4 Social dialogue, on page 296, of the 2018 Registration Document is incorporated herein by reference.

6.E      Share ownership

The information set forth under:

 •    section 5.1.4.2 Information on Company shares held by directors and officers, on page 331,

 •    section 5.1.4.4 Shares and stock options held by members of the Executive Committee, on page 332,

 •    subsections Stock-options allocated to each Corporate Officer during the fiscal year (Table 4 of the Afep-Medef Code) to History of performance share grants (Table 9 of the Afep-Medef Code) of section 5.4.1.2 Amount of compensation paid or allocated to corporate officers for 2018, on pages 347 and 348,

 •    section 5.4.3 Compensation of members of the Executive Committee, on page 353,

 •    section 4.2.2 Compensation on pages 294 and 295 (with respect to employees),

of the 2018 Registration Document is incorporated herein by reference.

ITEM 7      Major shareholders and related party transactions

7.A      Major shareholders

The information set forth in section 6.2 Major shareholders, on pages 357 and 358 of the 2018 Registration Document is incorporated herein by reference.

Securities held and number of record holders in the United States

As of March 15, 2019, there were 63,630,842 ADSs of Orange outstanding and 249 holders of record were registered with Bank of New York Mellon, depositary for the ADS program.

As of March 26, 2019, 90 United States residents were owners of Orange’s shares in fully registered form (au nominatif pur). Those U.S. residents held 30,355 Orange shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report conducted by a specialized information provider, Orange estimates that corporate and institutional investors in the U.S. held a total of approximately 13.36% of its share capital as at December 31, 2018.

2018 form 20-F / ORANGE - 14[Back to contents]

7.B      Related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

In 2018, Orange SA did not enter directly or indirectly into any transaction with (i) one of its Directors or Corporate Officers, or (ii) a shareholder holding more than 10% of its voting rights, or (iii) a company which is owned or controlled by one of its Directors or Corporate Officers, or (iv) a company in which one of its Directors or Corporate Officers is also a director or a Corporate Officer.

Regarding agreements made in previous years, the two amendments to the ongoing agreements with Novalis executed on January 11, 2010, remained in force during 2018. These amendments extended to Corporate Officers the benefit of Orange group’s policies covering (i) healthcare costs and (ii) death, incapacity and invalidity. With respect to 2018, these related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and CEO and Ramon Fernandez and Gervais Pellissier, Delegate CEOs.

In addition, except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2018, directly or indirectly, between a Director or Officer or a shareholder holding more that 10% of Orange SA’s voting rights, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also the following Notes to the consolidated financial statements: Note 10 Interests in associates and joint ventures, Note 6.4 Executive compensation, Note 4.7 Related party transactions and Note 5.8 Related party transactions.

7.C      Interests of experts and counsels

Not applicable.

ITEM 8      Financial information

8.A      Consolidated statements and other financial information

See Item 18 Financial Statements.

The information set forth in sections 3.2.1 Recent events and 6.3 Dividend distribution policy, respectively on pages 123 and 358 of the 2018 Registration Document is incorporated herein by reference.

8.B      Significant changes

The information set forth in section 3.2.1 Recent events, on page 123 of the 2018 Registration Document, in addition to the information set forth in Note 17 Subsequent Events to the consolidated financial statements, is incorporated herein by reference.

In addition, on April 15, 2019, Orange issued €1,000,000,000 undated 6-year non-call deeply subordinated fixed to reset rate notes with a fixed coupon of 2.375% until the first call date, and partially repurchased certain of its outstanding hybrid notes for a total amount of €999,998,000. The funds resulting from the issuance of the new notes will be used to finance the partial repurchase of the outstanding hybrid notes. As a result, the aggregate amount of the Company's hybrid portfolio will remain unchanged.

ITEM 9      The offer and listing

9.A       Offer and listing details

For information regarding risks related to Orange’s shares and ADSs, see Item 3.D Risk factors: "The price of Orange’s ADSs and the U.S. dollar value of any dividend will be affected by fluctuations in the U.S. dollar / euro exchange rate"; "Holders of ADSs may face disadvantages compared to holders of Orange’s shares when attempting to exercise certain rights as shareholders"; "Preemptive rights may be unavailable to holders of Orange’s ADSs".

Orange’s share is traded on compartment A (large capitalizations) of Euronext Paris (ticker: ORA and International Security Identification Number: FR0000133308) and in the form of ADS on the NYSE (ticker: ORAN and CUSIP: 684060106).

2018 form 20-F / ORANGE - 15[Back to contents]

9.B       Plan of distribution

Not applicable

9.C      Markets

The principal trading market for the Shares is Euronext Paris, where the Shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the Shares. The Shares are included in the "CAC 40 Index" (a main benchmark index of 40 major stocks listed on Euronext Paris). The Shares in the form of American Depositary Shares ("ADSs") are also listed on the NYSE. BNP Paribas Securities Services holds the share registry for Orange and Bank of New York Mellon acts as depositary for the ADSs.

9.D       Selling shareholders

Not applicable.

9.E       Dilution

Not applicable.

9.F        Expenses of the issue

Not applicable.

ITEM 10    Additional information

10.A     Share capital

Not applicable.

10.B     Memorandum of association and bylaws

The information set forth under:

 •    subsection Company purpose of section 1.1.1 Company identification on page 4,

 •    subsection Restrictions regarding the disposal of shares by Directors and Officers of section 5.1.4.2 Information on company shares held by Directors and Officers, on page 331,

 •    section 5.2.1.5 Chairman of the Board of Directors, on page 335,

 •    section 6.4.1 Rights, preferences and restriction attached to shares, on page 359,

 •    section 6.4.2 Actions necessary to modify shareholder’s rights, on page 359,

 •    section 6.4.3 Rules to participate in and call Shareholders’ Meeting, on pages 359 and 360,

 •    section 6.4.4 Declaration of threshold crossing, on page 360,

 •    section 5.2.1.1 Legal and statutory rules relating to the composition of the Board of Directors on page 332 and section 6.2 Major shareholders on pages 357 and 358,

of the 2018 Registration Document is incorporated herein by reference.

2018 form 20-F / ORANGE - 16[Back to contents]

Ownership of shares by non-French persons

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

Provisions having the effect of delaying, deferring or preventing a change of control of the Company

None.

10.C     Material contracts

The information set forth in Note 3.2 Main changes in the scope of consolidation and Note 12.3 Liquidity risk management to the consolidated financial statements, respectively on pages 159 et seq. and 217 et seq. of the 2018 Registration Document is incorporated herein by reference.

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

2018 form 20-F / ORANGE - 17[Back to contents]

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

Taxation on sale or disposal of Shares and ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Shares or ADSs of Orange if all of the following apply to you:

 •    you are not a French resident for French tax purposes; and

 •    you have not held more than 25% of Orange’s dividend rights, known as "droits aux bénéfices sociaux", at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and

 •    you have not transferred the Shares/ADSs as part of a redemption by Orange, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as a result, be subject to French dividend withholding tax, unless you are established or domiciled in a jurisdiction listed as a non-cooperative state or territory (Etat ou territoire non coopératif) within the meaning of Article 238-0 A of the French General Tax Code (a "Non-Cooperative State"), in which case you will be subject to a 75% tax on capital gain. The list of Non-Cooperative States is published by ministerial executive order and is updated from time to time.

If an applicable double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any Shares or ADSs of Orange even if one or more of the above statements do not apply to you.

If you are a resident of the United States who is eligible for the benefits of the income tax treaty between the United States of America and France dated August 31, 1994 (as further amended) (the "U.S. France Treaty") and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the gain is treated for purposes of U.S. taxation as your income, you will not be subject to French tax on any capital gain if you sell or exchange your Shares or ADSs unless you have a permanent establishment or fixed base in France and the Shares or ADSs sold or exchanged were part of the business property of that permanent establishment or fixed base.

Special rules apply to individuals who are residents of more than one country.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2018, has been published in the official guidelines of the French tax authorities on December 17, 2018 (BOI-ANNX-000467-20181217), and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2018. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

2018 form 20-F / ORANGE - 18[Back to contents]

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

However, dividends paid or deemed to be paid by a French corporation, such as Orange, towards a Non-Cooperative State, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received or deemed to be received in such States or territories (subject to the more favorable provisions of an applicable double tax treaty).

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

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or the United States of America or a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% provided your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France. A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the United States as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have, however, conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships (and up to six tiers of interposed partnerships) to the extent of the income taxable in the United States as the income of a resident in the hands of the ultimate partner or partners. Certain other requirements must be satisfied. In particular, you will have to comply with the formalities set out in Section 10.E.3 "Procedure for Reduced Withholding Rate". If you fail to comply with such formalities before the date of payment of the dividend, Orange or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 12.8%, 30% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

Certain tax exempt U.S. entities (such as tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 401(b) of the Internal Revenue Code (retroactive changes in plan), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account) may be eligible for the reduced withholding tax rate of 15% on dividends. Specific rules apply to them as further described below in Section 10.E.3 "Procedure for Reduced Withholding Rate".

2018 form 20-F / ORANGE - 19[Back to contents]

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

Under the "Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978" (as further amended), French estate and gift tax generally will not apply to the individual or entity acquiring your Shares or ADSs if that individual or entity as well as you are residents of the United States and if you transfer your Shares or ADSs by gift, or they are transferred by reason of your death, unless you are domiciled in France at the time of making the gift of the Shares or ADSs or at the time of your death, or you used the Shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the Shares or ADSs for that use.

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

10.E.2 U.S. Taxation of U.S. Holders

The following discussion is a general summary of certain U.S. federal income tax considerations relevant to the ownership and disposition of Orange Shares and ADSs. The discussion is not a complete description of all tax considerations that may be relevant to you, and it does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the Shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the Shares or ADSs, have a permanent establishment in France, acquire ADSs in a "p-release" transaction or hold Shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. For certain additional information regarding U.S. partnerships, see also the discussion presented under the caption "Taxation of Dividends" in Section 10.E.1 (French Taxation).

As used here, a "U.S. Holder" means a beneficial owner of the Shares or ADSs, that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity taxed as a corporation that is created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a domestic trust.

2018 form 20-F / ORANGE - 20[Back to contents]

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

Orange believes, and this discussion assumes, that Orange is not and will not become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.

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

2018 form 20-F / ORANGE - 21[Back to contents]

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

10.F     Dividends and paying agents

Not applicable.

10.G     Statement by experts

Not applicable.

10.H     Documents on display

Orange is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, Orange files reports, including this Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

All documents provided to shareholders as required by law may be consulted at Orange's registered offices at 78 rue Olivier de Serres, 75015 Paris, France.

In addition, the bylaws of Orange are available on Orange’s website at www.orange.com.

2018 form 20-F / ORANGE - 22[Back to contents]

10.I      Subsidiary information

Orange SA scope of consolidation and equity securities at December 31, 2018 are available on Orange’s website at www.orange.com under Investors/Regulated information.

10.J     Disclosure Pursuant to Section 13 (r) of the United States Exchange Act of 1934

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2018. Section 13 (r) of the United States Exchange Securities Act of 1934 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including certain transactions or dealings relating to the "Government of Iran" as defined under § 560.304 of the Iranian Transactions and Sanctions Regulations (31 C.F.R. Part 560). Disclosure may be required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law and regardless of whether the activities are sanctionable under U.S. law.  In compliance with the Section 13(r), Orange is disclosing the following matters:

 •    Globecast, an indirect, wholly-owned subsidiary of Orange SA that is incorporated in France, operates a global satellite and fiber network to manage and transport video and other media of its customers for delivery to direct-to-home satellite platforms:  cable, IPTV, mobile and broadband head-ends. After the Islamic Republic of Iran Broadcasting ("IRIB") was designated on the List of Specially Designated Nationals and Blocked Persons and following the waiver of certain sanctions against the IRIB in February 2014, Globecast provided services to IRIB under two satellite broadcast agreements until October 2018. Globecast ceased providing services to IRIB in October 2018 and has decided not to renew the relevant satellite broadcast agreements. The gross revenue for these agreements and the activity concerned was approximately 0.42 million euros in 2018, with an estimated immaterial net profit. Globecast does not intend to carry out activities in Iran in the near future.

 •    The Orange’s enterprise operating segment provided (through indirect, wholly-owned subsidiaries of Orange SA) telecommunication services to certain international public organizations and multinationals in Iran. These telecommunication services represented in 2018 gross revenues of approximately 3.3 million euros and a net profit of approximately 0.3 million euros. Orange intends to continue carrying out these activities.

ITEM 11    Quantitative and qualitative disclosures about market risk

The information set forth in Note 12 Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank) to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

ITEM 12    Description of securities other than equity securities

12.A     Debt Securities

Not applicable.

12.B     Warrants and Rights

Not applicable.

2018 form 20-F / ORANGE - 23[Back to contents]

12.C     Other Securities

Not applicable.

12.D     American Depositary Shares

Orange's ADR facility is maintained by Bank of New York Mellon ("the Depositary"). A copy of our form of Amended and Restated Deposit Agreement ("the Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs evidenced by ADRs issued under the Deposit Agreement and Orange was filed with the SEC as an exhibit to our Form F-6 filed on July 27, 2017. Société Générale ("the Custodian") acts as agent of the Depositary for the purposes of this Deposit Agreement. For more complete information, including on holders’ rights and obligations, holders should read the entire deposit agreement, as amended, and the ADR itself.

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

During the financial year ended December 31, 2018, a payment of 2.5 million U.S. dollars was made to Orange in relation thereto.

2018 form 20-F / ORANGE - 24[Back to contents]

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

ITEM 14    Material modifications to the rights of security holders and use of proceeds

None.

2018 form 20-F / ORANGE - 25[Back to contents]

ITEM 15    Controls and procedures

15.A    Disclosure controls and procedures

In 2003, Orange created a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Delegate Chief Executive Officer Finance, Performance and Europe, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

Orange’s Chief Executive Officer and Delegate Chief Executive Officer Finance, Performance and Europe (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Delegate Chief Executive Officer Finance, Performance and Europe (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

The Group management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). The Group has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of the following entities acquired in 2018: Business & Decision Group, Basefarm Group, Enovacom Group and Republica de Comunicaciones Moviles. These entities are included in the 2018 consolidated financial statements of the Group and constitute 0.4 % of the total revenue and 0.2 % of the total assets.

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2018. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report which is included herein.

2018 form 20-F / ORANGE - 26[Back to contents]

15.C    Report of independent registered public accounting firms

To the Shareholders and Board of Directors of Orange S.A.,

Opinion on Internal Control over Financial Reporting

We have audited Orange S.A. and its subsidiaries’ (the "Group") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)("the COSO criteria"). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Business & Decision Group, Basefarm Group, Enovacom Group and Republica de Comunicaciones Moviles which are included in the 2018 consolidated financial statements of the Group and constituted 0.2% of total assets, as of December 31, 2018 and 0.4% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Business & Decision Group, Basefarm Group, Enovacom Group and Republica de Comunicaciones Moviles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Group as of December 31, 2018, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related Notes (collectively referred to as the "consolidated financial statements"), and our report dated February 21, 2019 expressed an unqualified opinion on those consolidated financial statements .

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

/s/ KPMG S.A. Represented by Marie Guillemot	/s/ ERNST & YOUNG Audit

Paris-La Défense, France

February 21, 2019

2018 form 20-F / ORANGE - 27[Back to contents]

15.D    Changes in internal control over financial reporting

None.

ITEM 16    [Reserved]

ITEM 16A Audit committee financial expert

Jean-Michel Severino is the Audit Committee's financial expert as defined in Item 16A(b) of Form 20-F. Jean-Michel Severino is "independent" as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

ITEM 16B Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Delegate Chief Executive Officer Finance, Performance and Europe (in his capacity as Chief Financial Officer), the principal accounting officer and the persons performing similar functions. A copy of Orange’s Code of Ethics is available on Orange’s website at www.orange.com. In 2016, following the entry into force of the European Market Abuse Regulation ("MAR"), the Audit Committee approved a new Code of Market Ethics endorsed by the Group's Ethics Committee.

ITEM 16C Principal accountant fees and services

The information set forth in Note 19 Auditor’s fees to the consolidated financial statements included in Item 18 Financial Statements is incorporated herein by reference.

All services provided by the statutory auditors prior to the entry into force of the European Union ("EU") Audit Reform legislation (applicable throughout the EU since June 17, 2016), were approved in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2013. All services provided by the statutory auditors following the entry into force of the EU Audit Reform legislation have been approved in accordance with the approval rules adopted by the Audit Committee in 2003 and updated in October 2016. Both rules include procedures for preapproval of services as required.

ITEM 16D Exemptions from listing standards for audit committees

Orange’s Audit Committee consists of five directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Dantoine who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Sébastien Crozier who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

2018 form 20-F / ORANGE - 28[Back to contents]

ITEM 16E Purchase of equity securities by the issuer and affiliated purchasers

The information set forth in section 6.1.4 Treasury shares - Share buyback program, on pages 356 and 357 of the 2018 Registration Document is incorporated herein by reference.

The table below presents additional information on the purchases of treasury shares in 2018:

Settlement month	Total number of shares purchased (1)	Weighted average gross price per share (€)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs (2)
January 2018	4,182,523	14.5208	4,182,523	222,961,050
February 2018	2,348,142	14.0823	2,348,142	220,612,908
March 2018	1,388,732	13.8820	1,388,732	219,224,176
April 2018	1,802,788	14.3733	1,802,788	217,421,388
May 2018	5,414,687	14.8336	5,414,687	260,590,973
June 2018	6,724,133	14.6595	6,724,133	253,866,840
July 2018	2,845,000	14.2520	2,845,000	251,021,840
August 2018	1,866,954	14.3934	1,866,954	249,154,886
September 2018	2,991,000	13.8187	2,991,000	246,163,886
October 2018	6,104,074	13.7102	6,104,074	240,059,812
November 2018	4,095,323	14.5495	4,095,323	235,964,489
December 2018	4,589,036	14.3326	4,589,036	231,375,453
Total	44,352,392		44,352,392

(1) Until May 4, 2018, under the 2017 Share buyback program approved by the Annual Shareholders' Meeting of June 1, 2017 for up to 10% of the share capital; from May 5, 2018, under the 2018 Share buyback program approved by the Annual Shareholders' Meeting of May 4, 2018 for up to 10% of the share capital for a period of 18 months.

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

2018 form 20-F / ORANGE - 29[Back to contents]

NYSE Standards	Corporate Governance Practices of Orange
Board Independence

Orange’s Board of Directors has chosen to check the independence of its members against the criteria set out in France in the Afep-Medef Report (defined in Item 16G as "the Report"), which provides that one-third of board members should be independent. According to the criteria the Report sets out, seven members (out of the total of 15 current board members) are independent.

Orange has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in section 5.2.1.2 Independent Directors on pages 332 and 333 of the 2018 Registration Document, which section is incorporated herein by reference.

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

Adoption and disclosure of corporate governance guidelines

Orange has adopted corporate governance guidelines (the "Internal Guidelines", available on its website at www.orange.com under Group/Governance/Documentation) as required by French law.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	Orange has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.

ITEM 16H Mine Safety Disclosure

Not applicable.

2018 form 20-F / ORANGE - 30[Back to contents]

PART III

ITEM 17  Financial statements

Not applicable

ITEM 18  Financial statements

The information set forth in section 3.3 Consolidated financial statements on pages 124 to 244 of the 2018 Registration Statement is incorporated herein by reference.

Report of independent registered public accounting firms

To Shareholders and Board of Directors of Orange S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Orange S.A. and its subsidiaries (the "Group") as of December 31, 2018 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018 and the related Notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Group’s internal control over financial reporting as December 31, 2018, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated February 21, 2019 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting .

Changes in Accounting Principles

As discussed in Note 2. 3 "New standards and interpretations applied from January 1, 2018" to the consolidated financial statements, the Group changed its methods of accounting for financial instruments and revenue recognition on January 1, 2018, due to the adoption of IFRS 9 "Financial Instruments" and IFRS 15 "Revenue from Contracts with Customers".

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

KPMG SA. Represented by Marie GUILLEMOT We have served as the Group‘s auditor since 2015	ERNST & YOUNG AUDIT We have served as the Group‘s auditor since 1991

Paris-La Défense, France

February 21, 2019

2018 form 20-F / ORANGE - 31[Back to contents]

ITEM 19  List of exhibits

1.	Bylaws (statuts) of Orange, as amended on May 4, 2018.
2.(c)*	Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.
8.

List of Orange’s subsidiaries: the information set forth in Note 18 Main consolidated entities to the consolidated financial statements included in Item 18 Financial statements is incorporated herein by reference.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Delegate Chief Executive Officer acting in his capacity as Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Delegate Chief Executive Officer acting in his capacity as Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Excerpt of the pages and sections of the 2018 Registration Document that are incorporated herein by reference.
15.2	Consent of Ernst & Young Audit as auditors of Orange.
15.3	Consent of KPMG S.A. as auditors of Orange.

*   Incorporated by reference to Orange’s annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on May 29, 2001.

2018 form 20-F / ORANGE - 32[Back to contents]

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:	Ramon Fernandez
Title:	Delegate Chief Executive Officer, Finance, Performance and Europe

Paris, France

April 16, 2019

2018 form 20-F / ORANGE - 33[Back to contents]