Form 20-F
period 2021-12-31
ORANGE
filed 2022-04-01
CIK 1038143

As filed with the Securities and Exchange Commission on April 1, 2022

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14712

ORANGE

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	111 quai du Président Roosevelt 92130 Issy-les-Moulineaux France	French Republic (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Contact person: Cédric Testut, tel +33 1 44 44 21 05, orange.regulatedinfo@orange.com

111 quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France

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

Ordinary Shares, nominal value €4.00 per share 2,658,791,500 as of December 31, 2021

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

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2021 (the “Annual Report on Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2021.

This Form 20-F contains certain financial information presented on a “comparable basis”. The basis for the presentation of this financial information is set out in Item 5 Operating and Financial Review and Prospects. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the Consolidated Financial Statements, including the Notes thereto.

In this Form 20-F, references to the “EU” are to the European Union, references to the “euro” or “€” are to the euro currency of the EU, references to the “United States” or “U.S.” are to the United States of America and references to “U.S. dollars” or “$” are to United States dollars.

References to the “2021 Universal Registration Document” are references only to those pages and sections of Orange’s Universal Registration Document for the year ended December 31, 2021 that are attached in Exhibit 15.1 to this Form 20-F and forming a part hereof. For the avoidance of doubt, all references to EBITDAaL, organic cash flow and related terms, which are non-IFRS financial indicators, are explicitly excluded from this Form 20-F and the 2021 Universal Registration Document attached in Exhibit 15.1  except as otherwise required including for segment reporting. The 2021 Universal Registration Document in its entirety was furnished to the SEC in a Report on Form 6-K on March 31, 2022. Other than as expressly provided herein, the 2021 Universal Registration Document is not incorporated herein by reference.

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

References to the Consolidated Financial Statements are references to the consolidated financial statements included in Item 18.

2021 Form 20-F / ORANGE – 2

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

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include the following:

−	A high concentration of Orange’s critical suppliers and global supply tensions for a large number of products represent a risk for the Group’s activities;
−

Orange is faced with constantly increasing demand for connectivity and must therefore accelerate the rollout of its networks while improving quality of service, but such investments are constrained by the availability of resources;

−	Orange is exposed to the risk of an interruption of its services, especially in case of cyberattacks;
−	The shift of Orange’s ecosystem towards a more open and fragmented model enables global players to take an increasing share of the service and network value chain;
−	A large part of Orange's revenues is earned generated in highly competitive and regulated markets, where pricing pressure remains strong;
−	Orange is exposed to risks of inappropriate disclosure or modification of stakeholder data in its possession, particularly in the event of cyberattacks;
−	Orange's broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, fiscal and regulatory risks;
−	The development of mobile financial services activities in an increasing number of countries confronts Orange with risks specific to this sector in each of its host countries;
−	Orange's technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the occurrence of which is increased due to climate change;
−

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy;

−	Orange is exposed, particularly as a result of cyberattacks, to risks of inappropriate disclosure or modification of personal data, especially those of its customers;
−	Orange faces a variety of internal and external risks relating to human health and safety.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The material risks are described in Item 3 Key Information – 3.D Risk factors.

2021 Form 20-F / ORANGE – 3

2021 Form 20-F / ORANGE – 4

2021 Form 20-F / ORANGE – 5

PART I

Item 1	Identity of directors, senior management and advisers

Not applicable.

Item 2	Offer statistics and expected timetable

Not applicable.

Item 3	Key information
3.A	[RESERVED]

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

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

Although not incorporated by reference into this Item 3.D, several other sections of this document also discuss risks in some detail:

−

with respect to risks relating to regulations and regulatory pressure, see Section 1.7 Regulation of telecommunication activities on pages 36 et seq. of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document and Note 18 Litigation to the Consolidated Financial Statements;

−

with respect to risks relating to litigation involving the Group, see also Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements, as well as Section 3.2.1 Recent events on page 119 of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document, where applicable;

−	with respect to financial risks, see:
-	Note 7 to the Consolidated Financial Statements for the key assumptions used to determine the recoverable amount of the main activities and specific risk factors that might affect this amount,
-	Notes 7 and 8 to the Consolidated Financial Statements for asset impairments,
-	Note 13.8 to the Consolidated Financial Statements for derivatives,

2021 Form 20-F / ORANGE – 6

-

Note 14 to the Consolidated Financial Statements for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees on pages 380 et seq. of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document;

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

A high concentration of Orange's critical suppliers and global supply tensions for a large number of products represent a risk for the Group's activities.

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

This risk of failure is heightened by the shortages linked to the specific conditions of some markets, such as the one for electronic components, and by the intensity of the global economic recovery which has caused tension in the supply of numerous products and raw materials.

If a critical supplier were to fail to deliver on Orange’s purchasing requirements, Orange's business, earnings and reputation could be permanently adversely affected.

Orange is faced with constantly increasing demand for connectivity and must therefore accelerate the rollout of its networks while improving quality of service, but such investments are constrained by the availability of resources.

Orange must accelerate the rollout of its fixed and mobile broadband and very high-speed networks in regional areas and improve the quality of service of its networks to meet the high demand for connectivity related to the changes in use of such services. Orange has also made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange's investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Against that backdrop, Orange has ramped up its strategy of co-financing investments and pooling its network infrastructure.

Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

Orange is exposed to the risk of an interruption of its services, especially in case of cyberattacks.

Due to the essential nature of telecommunications, compounded by the massive take-up of telework, the networks of telecommunications operators are particularly exposed to risks of service disruption linked to intentional and sometimes criminal acts. Interruptions to the services provided to customers may occur as a result of malicious acts such as infrastructure sabotage or via increasingly sophisticated cyberattacks, which are now a permanent threat for both individuals and businesses, or at the request of government or judicial authorities.

Interruptions may also be unintentional. They can occur as a result of extreme weather events, human error, such as when subcontractors work on shared infrastructure, in conjunction with the failure of a critical supplier, or when new applications or software are rolled out or when they are updated. Lastly, they can occur as a result of capacity saturation resulting from the development of digital uses in economic life.

Despite the business continuity and crisis management measures taken by Orange to protect its networks and resize them, the frequency of increasingly numerous cyberattacks, the implementation of all-IP technologies, the increase in the size of service platforms and the consolidation of equipment in a reduced number of locations mean that service interruptions could affect a larger number of customers and several countries at the same time in the future.

Such events may disrupt activity not only of Orange customers but — more widely — of all citizens, and may even affect their health and safety. They could cause serious damage to Orange's reputation, give rise to liability claims against it and result in a reduction in traffic and revenue, thereby adversely impacting its earnings and outlook. If they were to occur at the level of one or several countries, they could also trigger crisis situations potentially affecting the security of the countries concerned.

2021 Form 20-F / ORANGE – 7

The shift of Orange's ecosystem toward a more open and fragmented model enables global players to take an increasing share of the service and network value chain.

Competition with numerous actors, such as over-the-top (OTT) service providers and Internet market leaders, in providing value-added services using existing networks is spreading to the majority of services offered by Orange. Operators such as Orange, for which the direct relationship with customers is a source of value, could be marginalized.

Moreover, the opening up and fragmentation of network ecosystems enables existing players (infrastructure managers, non-telecom networked businesses such as railways, local authorities or Cloud service providers) to offer network services, and new players (SD-WAN, etc.) to position themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange.

These developments could adversely affect Orange's revenue and margins.

A large part of Orange's revenues is generated in highly competitive and regulated markets, where pricing pressure remains strong.

Orange has little ability to raise the prices of its services due to the persistently fierce competition in all the markets in which it operates, and the decisions of industry regulators and competition authorities regulating prices in certain areas. Against this backdrop, Orange continues its transformation policy toward a multi-service operator model by proposing convergent offers, by developing its business in high-growth sectors and regions such as cyberdefense or Africa and the Middle East and by improving the quality of its services. If Orange were unable to implement this strategy, it could lose market share and see its margins narrow.

Furthermore, the current inflationary trends weigh on operational margins and, considering its pricing model, it is not certain that Orange will be able to pass on customers all the costs increases that it may incur.

For further information about competition, see Section 1.4 Operating activities on pages 17 et seq. of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document.

Orange is exposed to risks of inappropriate disclosure or modification of stakeholder data in its possession, particularly in the event of cyberattacks.

Orange's business activities require the transmission through its networks and storage on its infrastructure of data belonging to business or government customers, suppliers, partners and all stakeholders other than natural persons (for information relating to risks regarding personal data, section “-Non-financial risks” below). The increasing use of Cloud services and the outsourcing of digital services exposes Orange to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of such data, potentially resulting from (i) the implementation of new services or applications or their updates, (ii) the development of new businesses in the field of connected objects, (iii) malicious acts (such as cyberattacks) targeting data in Orange's possession, or (iv) negligence or errors that may be committed within Orange or by Group partners to which certain operations are outsourced.

The Group could be held liable if these risks were to materialize. Moreover, even though the Group's stakeholders have high expectations in terms of security, given Orange's positioning as a trusted operator, its reputation could be significantly adversely affected, which would then have a material effect on its future earnings.

Orange's broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, fiscal and regulatory risks.

Orange has a large base of business in countries or geographic areas marked by political, economic, regulatory or fiscal instability, or countries in which the Group's contribution to local economic activity is significant while its image is sometimes linked with the French State. In this uncertain context, Orange is exposed to decisions contrary to its interests taken by governmental or judicial authorities, such as requests to interrupt services, or new taxes or fines that, if contested, could lead the authorities to decide to suspend services.

Moreover, the value or sustainability of investments made in certain countries could be negatively impacted by international economic sanctions imposed on those countries.

Such situations could call into question the profitability outlook justifying investment decisions and adversely impact the Group's financial position and earnings.

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

If they were to materialize, these risks could have a material effect on the Group's reputation and financial position.

2021 Form 20-F / ORANGE – 8

Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the occurrence of which is increased due to climate change.

Natural disasters, intentional damage caused by war, terrorism or social unrest, as well as other accidental events such as fires, errors or negligence during civil engineering work on infrastructure could lead to significant destruction of Orange’s facilities, resulting in both service interruptions and high repair costs.

The frequency and intensity of weather events related to the ongoing climate change (e.g., floods, storms, heat waves) continue to increase, which could aggravate disasters and increase related damage. These developments increasingly occur in a context where the expectations of Orange customers and other stakeholders remain high with respect to its capacity to provide service continuity, including in the case of extreme weather events. In the medium term, rising sea levels could affect sites and facilities located near the coast more often.

While the scope of coverage of related claims by insurers has decreased and could decrease further, the damage caused by major events or natural disasters could result in significant costs that may have to be borne by Orange, and could thus seriously and adversely affect its financial position and outlook.

Orange's strategy to develop its new growth drivers may fail to yield the expected results.

Orange's strategy is to develop its business in high-growth regions, with a particular focus on Mobile Financial Services, cybersecurity and B2B IT services. Although based on the Group's strengths (capacity for innovation, digital expertise, distribution strength, broad footprint in the MEA region and brand awareness), the development of these businesses requires significant resources without guaranteeing that the use of the corresponding services will gain sufficient traction to generate a return on these investments.

If Orange were unable to implement this strategy, it could impact the growth of its revenue and its outlook.

The Group's brand policy, combined with a strategy of geographic expansion and diversification into new businesses, represents a risk for the Orange brand image.

Orange's strategy of accelerating its business activities in growth areas entails execution risks inherent to new businesses (mobile banking and cyberdefense for example) and to the countries into which the Group is expanding. If these risks were to materialize, and although the Group pays great attention to preserving the value of the major asset represented by the Orange brand, they could adversely affect the company's reputation.

In the event of significant damage to the Orange brand image, the Group's earnings and outlook could be affected.

The scope of Orange’s business activities and the interconnection of its networks expose the company to a variety of acts of technical fraud, specific to the telecommunication sector.

Orange faces various types of fraud on its telecommunication services activities, which may target it directly or its customers. In a context of increasing technological complexity, network virtualization, and acceleration of the implementation of new services or new applications, types of fraud that are more difficult to detect or control may also appear, favored for instance by the development of mass data processing and artificial intelligence, which increases scope for possible attacks, particularly cyberattacks.

If significant fraud were to occur, Orange’s revenue, margins, quality of service and reputation could be adversely affected.

Legal risks

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy.

In most of the countries where it operates, Orange has little flexibility to manage its business activities because it must comply with numerous and restrictive requirements relating to the provision of its products and services, primarily relating to obtaining and renewing licenses to operate its activities. Orange must also comply with its own regulatory obligations and oversight by authorities seeking to maintain effective market competition, as well as, in some countries, additional constraints owing to its historically dominant position in the fixed telecommunication market.

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

2021 Form 20-F / ORANGE – 9

−	banking and financial supervision, and any related compliance regulations such as laws and regulations on economic sanctions;
−	non-financial corporate obligations;
−	data security;
−	merger and acquisition policy;
−	regulations affecting operators of competing sectors, such as cable;
−	consumerism legislation.

Such changes, developments or decisions could materially adversely affect the Group’s revenue and earnings.

For further information on regulatory risks, see Section 1.7 Regulation of telecommunication activities on pages 36 et seq. of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document.

Orange is regularly involved in litigation, the outcome of which could have a material adverse effect on its earnings, financial position or reputation.

Orange believes that, in general and in the countries where it operates, it complies in all material respects with the regulations in force relating to its activities and its relations with its partners, suppliers, sub-contractors and customers, as well as with the conditions governing its operator licenses. However, it is not able to predict the decisions of supervisory or judicial authorities, which are regularly asked to rule on such issues. If Orange were to be ordered by the competent authorities of a country in which it operates to pay an indemnity or a fine, or to suspend certain of its business activities, based on a breach of applicable regulations, its financial position and earnings could be significantly adversely affected.

In addition, Orange (particularly in France and Poland) is frequently involved in proceedings with its competitors and the regulatory authorities due to its pre-eminent position in certain of the markets where it operates, and the claims made against Orange can be very substantial. In the past, the Group has been fined several tens of millions of euros or even several hundreds of millions of euros for cartel practices or for abusing its dominant position. The Group is also involved in substantial commercial litigation with potentially very significant penalties. The outcome of lawsuits is inherently unpredictable.

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

The main proceedings involving Orange are described in Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements. Developments in or the outcome of some or all of these ongoing proceedings could have a material adverse effect on Orange’s earnings or financial position.

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

Any inability to access the financial markets for a lasting period and/or obtain financing on reasonable terms would have a material adverse effect on Orange. In particular, the Group  may not be able to carry out certain projects or could be forced to allocate a significant portion of its available cash to servicing or repaying its debt, to the detriment of investment or shareholder returns. In any event, Orange’s earnings, cash flows and, more generally, its financial position and flexibility could be adversely affected.

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

2021 Form 20-F / ORANGE – 10

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

At December 31, 2021, the gross value of goodwill recognized by Orange following acquisitions was 33.6 billion euros.

The carrying book values of long-term assets, including goodwill, fixed assets and interests in associates and joint ventures are sensitive to any change in the environment that is different from the assumptions used. Orange recognizes impairment on those assets if events or circumstances occur that entail material adverse changes of a lasting nature, affecting the economic environment or the assumptions or objectives adopted at the time of the acquisition.

In 2021, Orange recognized 3.7 billion euros of impairment on goodwill in Spain. Over the last five years, Orange has significantly impaired its investments in the Democratic Republic of Congo and in Jordan.

At December 31, 2021, the cumulative amount of goodwill impairment was 9.4 billion euros, excluding impairment of interests in associates and joint ventures which include in certain cases goodwill in their carrying value.

New events or unfavorable circumstances could prompt Orange to review the current value of its assets and to recognize further material impairment that could have an adverse effect on its earnings. Sensitivity analyses carried out at December 31, 2021 with respect to Spain and Romania revealed additional estimated impairment risks of up to 3% and 16% of net goodwill values respectively.

In addition, in the event of a disposal or IPO, the value of certain subsidiaries may be affected by changes in the equity and bond markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Impairment losses and goodwill and Note 8.3 Impairment of fixed assets to the Consolidated Financial Statements.

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

The management of interest rate risk and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 14.1 Interest rate risk management to the Consolidated Financial Statements.

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

2021 Form 20-F / ORANGE – 11

When preparing the Consolidated Financial Statements, the assets and liabilities of foreign subsidiaries are translated into euros at the fiscal year closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of these subsidiaries.

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

See Note 13.8 Derivative instruments to the Consolidated Financial Statements.

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

For customer-related credit and counterparty risk, see Notes 4.3 Trade receivables and 14.5 Credit risk and counterparty risk management to the Consolidated Financial Statements.

Non-financial risks

Orange is exposed, particularly as a result of cyberattacks, to risks of inappropriate disclosure or modification of personal data, especially those of its customers.

With regard to violations of human rights and fundamental freedoms, Orange’s business activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of the personal data of its customers, employees or the general public that are stored in its infrastructure or carried by its networks. This includes, for example, their banking details, which form the basis of Orange’s Mobile Financial Services business.

The occurrence of these risks could result in particular from (i) the implementation of new services or applications or their update, (ii) the development of new activities in the field of connected objects or Mobile Financial Services, (iii) malicious acts (such as cyberattacks) targeting personal data, (iv) negligence or errors committed within Orange or within the Group's partners to whom certain operations are outsourced, or (v) government requests that are not compliant with legal or regulatory requirements (see also the risk factor “The scope of Orange's business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms”).

2021 Form 20-F / ORANGE – 12

Orange may be held liable in various countries under laws relating to the protection of personal data (such as the General Data Protection Regulation (EU) 2016/679 of 27 April 2016, GDPR), which reinforces the rights of individuals and the obligations of companies involved in data processing, such as telecommunications operators and financial services providers. If these risks were to materialize, the owners of the data disclosed or modified could suffer damage, and the Group could be held liable, its corporate purpose could be questioned and its reputation could be substantially affected.

Orange faces a variety of internal and external risks relating to human health and safety.

Owing to the specific nature of Orange’s business as an operator and the scope of its geographical location, international conflicts and a context where social tensions and labor unrest are increasing expose Orange employees and subcontractors to risks to their safety while performing their professional activities.

Furthermore, against a backdrop of increasingly regular telework, sometimes a source of social isolation, the employees of Orange and its subcontractors are exposed to risks to their health and even their safety.

In addition, the Group's transformation program linked to the Engage 2025 strategic plan and the rapid acceleration of online interactions could generate psychosocial risks, potential sources of physical or psychological disability for individuals. Such risks could also slow the rollout of the Group's strategy and have a material impact on its reputation and operation.

In the future, Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

Every year, a significant number of people leave their employment or other relationship with the Group or, in France, may benefit from end-of-career part-time work arrangements. This trend could accelerate in 2022, particularly within the various Group’s corporate functions as part of the implementation of the new intergenerational agreement in December 2021(see Section 1.3 Significant events on page 16 of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document).

At the same time, the need for new skills is growing, whether related to technological developments or the Group's development in professions in high demand in the job market. This could affect Orange's ability to effectively pursue its activities and implement its strategy. If Orange's attractiveness as an employer or its training programs were to prove insufficient, its earnings and outlook could be adversely affected, and some of the human risks described in the risk factor "Orange faces a variety of internal and external risks relating to human health and safety" could increase.

In addition, without the necessary skills, the aim of providing digital support to stakeholders, which is part of the Engage 2025 strategic plan, could prove harder to achieve.

Orange is exposed to risks of corruption, or individual or collective behavior that is not in line with its business ethics or which may also be fraudulent.

As the Group’s activities and those of its suppliers, subcontractors and partners cover all regions of the world, Orange could, despite its efforts to continually improve its anti-corruption system in accordance with applicable laws, be exposed to or implicated in cases related to corrupt practices or influence peddling. Similarly, despite its fraud prevention and detection program, Orange could also be the victim of fraudulent behavior or behavior that does not comply with international conventions, its Code of Ethics or its supplier code of conduct. Such behavior may originate from persons or companies with which a direct or indirect link can be established, and may directly target Orange, its customers, its business relationships or its employees.

In any event, the Group could be held liable, and Orange’s earnings, quality of service and reputation could be adversely affected.

Orange and some of its stakeholders are exposed to physical and transitional risks related to climate change.

In addition to the impacts on Orange's infrastructure (see above “Operational risks - Orange's technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the occurrence of which is increased due to climate change”), climate change could also have a negative impact on the activities of its suppliers and subcontractors. It could also exacerbate inequalities and health crises among the population, and generate significant migration flows, particularly in the MEA region, on which the Group's prospects for growth in part depend. Despite the climate change mitigation and adaptation measures implemented by Orange, if such events were to occur, Orange could find it more difficult to fulfill its corporate purpose.

The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms.

As the Group's activities and those of its suppliers and subcontractors are carried out in all parts of the world, Orange could, in spite of the implementation of its vigilance plan, be exposed to violations of human rights and fundamental freedoms involving third parties with which a direct or indirect link may be established. Such violations may relate to forced labor, modern slavery or human trafficking, the rights of children, non-decent, discriminatory or dangerous working conditions, interference with freedom of association or expression, or privacy. In particular, they could occur in regions where minerals are mined, processed and traded in conflict zones, or areas where human rights are not respected. The reduced capacity of Orange to exercise its supervision via on-site audits (due to continued restrictions on international travel) aggravates these risks.

2021 Form 20-F / ORANGE – 13

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

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). The first complementary scientific studies conducted on some of these frequencies used for 5G have come up with similar findings. However, Orange cannot prejudge the conclusions of future scientific research or future assessments by international organizations and scientific committees mandated to examine these issues. If an adverse health effect were to be scientifically established, it would have a significant adverse effect on Orange's business, brand image and the Group's earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

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

If its environmental action plans, particularly during the period of technological transition on the fixed network and the introduction of 5G on the mobile network, prove insufficient or require the mobilization of unavailable resources, Orange could fail to meet its commitment. This could have a material adverse effect on its image and on the perception of the positive impact of telecommunications services for a carbon-free society.

2021 Form 20-F / ORANGE – 14

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

Holders of ADSs are not treated as shareholders and do not have ordinary shareholder rights, which are governed by French law. Indeed, the depositary, through the custodian or the custodian's nominee, is the holder of the Shares underlying all ADSs and ADS holders have only ADS holder rights, as set forth in the deposit agreement. Among other things, ADS holder rights do not provide for double voting rights, which otherwise would be available to holders of Shares held in a shareholder's' name for a period of at least two years. Holders of ADSs may also face more difficulties in exercising their rights than they would if they held Shares directly. For example, to exercise their voting rights, holders of ADSs must instruct the depositary how to vote the underlying Shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for holders of ADSs than for holders of Shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

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

Holders of our ADSs may be subject to limitations on the transfer of such ADSs and the withdrawal of the underlying Shares.

ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel such ADSs and withdraw the underlying ordinary Shares. Temporary delays in the cancellation of such ADSs and withdrawal of the underlying ordinary Shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of Shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our Shares. In addition, holders of our ADSs may not be able to cancel such ADSs and withdraw the underlying Shares when such holders owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Shares or other deposited securities.

U.S. investors may have difficulty enforcing civil liabilities against Orange and its directors and senior management.

The members of the board of directors and senior management at Orange are non-residents of the United States, and all or a substantial portion of assets of Orange and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or Orange in the United States or to enforce judgments obtained in U.S. courts against them or Orange based on civil liability provisions of the securities laws of the United States, or obtain evidence in France or from any French citizen or any individual being resident in France or any officer, representative, agent or employee of a legal person having its registered office or an establishment in a territory of France. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters.

2021 Form 20-F / ORANGE – 15

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

In addition, the deposit agreement for our ADSs provides that the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our Shares the option to receive dividends in either cash or Shares, the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Accordingly, if the depositary (or a U.S. resident shareholder) is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, the rights will lapse or be allowed to lapse, in which case ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in Shares and may experience dilution in their holdings, and no value will be given for these rights, and the ADS holder (or U.S. resident shareholder) will lose value.

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

In the context of the ongoing Covid-19 pandemic, a governmental decree, as modified, has created, until December 31, 2022, a new 10% threshold of the voting rights for the non-European investments in listed companies, in addition to the 25% abovementioned threshold.

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

Item 4	Information on Orange
4.A	HISTORY AND DEVELOPMENT OF ORANGE

The information required by this section is set forth as follows in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document:

−	the introduction to Section 1.1 Overview on page 4,
−	Section 7.1 Company identification on page 424,
−	Section 1.1.3 History on page 6,
−	Section 3.1.2.5 Group capital expenditure on pages 90 et seq.,

and is incorporated in this section by reference.

For a discussion on significant divestitures, see also Note 3 Gains and losses on disposal and main changes in scope of consolidation to the Consolidated Financial Statements.

A discussion of the Company’s principal capital expenditures and divestitures for the year ended December 31, 2019 are included in Section 3.1.2.5 Group capital expenditure on pages 90 et seq. of the Universal Registration Document filed as Exhibit 15.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021 and incorporated in Part I, Item 4.A (History and Development of Orange) thereof.

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

2021 Form 20-F / ORANGE – 16

4.B	BUSINESS OVERVIEW

The information required by this section is set forth as follows in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document:

−	Section 1.3 Significant events (excluding references to EBITDAaL) on pages 14 et seq.,
−	Section 1.4 Operating activities on pages 17 et seq.,
−	Section 1.6.2 Intellectual Property and Licensing on page 35,
−	Section 1.7 Regulation of telecommunication activities on pages 36 et seq.,
−	Section 3.1.2.1 Group revenue on pages 85 et seq.,
−	Section 7.2.2 Glossary of technical terms on pages 427 and 428,

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

The information required by this section is set forth as follows in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document:  Section 1.1 Overview on page 4 and the introduction of Section 3.1.3 Review by business segment on page 92, and is incorporated in this section by reference.

For a listing of significant subsidiaries, see Note 20 Main consolidated entities to the Consolidated Financial Statements.

4.D	PROPERTY, PLANTS AND EQUIPMENT

The information required by this section is set forth as follows in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document: Section 1.5 Orange’s networks, on pages 30 et seq., and Section 3.1.2.5 Group capital expenditure on pages 90 et seq., and is incorporated in this section by reference. For information on material tangible fixed assets, see Note 8.5 Property, plant and equipment to the Consolidated Financial Statements.

For certain environmental issues that may affect the Company’s utilization of assets, see Note 2.5.3 Consideration of climate change risks to the Consolidated Financial Statements.

2021 Form 20-F / ORANGE – 17

Item 4A	Unresolved staff comments

None.

Item 5	Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS as issued by the IASB, as applied by Orange.

References in this Item to the Notes to the consolidated financial statements are references to the Consolidated Financial Statements included in Item 18 Financial Statements of this document.

5.A	OPERATING RESULTS

This section sets forth:

−	an overview of the operating results of the Group, set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document, found in (i) the introduction to Section 3.1 Review of the Group’s financial position and results and Section 3.1.1 Overview, on pages 83 et seq., and (ii) Section 1.3 Significant events on pages 14 et seq. and incorporated in this section by reference;
−	a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2021 and 2020, set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Sections 3.1.2.1 Group revenue on pages 85 et seq., and 3.1.2.3 Group net income, 3.1.2.4 Group comprehensive income, 3.1.2.5 Group capital expenditure and 3.1.3 Review by business segment on pages 89 et seq.;
−	a comparative analysis of the Group operating income for 2021 and 2020, set forth below;
−	a comparative analysis of the Group operating results and a comparative analysis by business segment for the years ended December 31, 2020 and December 31, 2019, are included in Part I, Item 5.A (Analysis of Group operating income) of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

In this Annual Report on Form 20-F, including in the foregoing sections that are included in Exhibit 15.1 and incorporated by reference in this section, Orange sets forth certain financial aggregates or indicators that are not defined under IFRS, in addition to the financial aggregates or indicators that are presented in accordance with IFRS. Accordingly, the information set forth in Section 3.1.5 Financial indicators not defined by IFRS (excluding Sections 3.1.5.2, 3.1.5.4, 3.1.5.5 and 3.1.5.7, which are explicitly excluded from this Annual Report on Form 20-F), on pages 114 et seq. of the 2021 Universal Registration Document is incorporated in this section by reference. The financial aggregates or indicators not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates or indicators that are defined under IFRS, and they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.

In addition, the information set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Section 7.2.1 Financial glossary, on pages 424 et seq., is incorporated by reference in this section.

See also Note 2 Description of business and basis of preparation of the consolidated financial statements to the Consolidated Financial Statements.

Analysis of Group operating income

	2021	2020	2020
(at December 31, in millions of euros)		data on a comparable basis	data on a historical basis
Operating income	2,521	5,537	5,521
Telecom activities	2,702	5,736	5,715
Mobile Financial Services	(182)	(200)	(195)

This section discusses the transition from Group revenue to Group operating income by type of expense as presented in Note 1 to the Consolidated Financial Statements.

g 2021 vs. 2020

In 2021, Orange group operating income amounted to 2,521 million euros (of which 2,702 million euros for telecom activities and a loss of 182 million euros for Mobile Financial Services), a decrease of 54.3% on a historical basis and 54.5% on a comparable basis with respect to 2020.

On a historical basis, the 54.3% or 2,999 million euro decrease in Group operating income between 2020 and 2021 was mainly due to:

−

the favorable impact of changes in the scope of consolidation and other changes for 43 million euros, corresponding primarily to the effect of the takeover of Telekom Romania Communications (TKR) on September 30, 2021 for 40 million euros (see Section 1.3 Significant events on page 17 of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document);

−	the negative effect of foreign exchange fluctuations which amounted to 27 million euros, mainly resulting from the performance of the US dollar against the euro; and
−	the 3,015 million euro decrease in operating income on a comparable basis, as more fully described below.

On a comparable basis, the 54.5% or 3,015 million euro decrease in Group operating income between 2020 and 2021 was mainly due in order of importance to:

2021 Form 20-F / ORANGE – 18

−

the goodwill impairment in 2021 of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements), where the business plan had been significantly revised downward since December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the decrease in average revenue per user), and (ii) uncertainties surrounding the continuation of the Covid-19 health crisis (delay in economic recovery forecasts);

−

the recognition in 2021 of an expense of 1,225 million euros under the renewal of the French part-time for seniors plans (Temps Partiel Séniors – TPS), relating to agreements for the employment of older workers in France, as part of the intergenerational agreement signed at the end of 2021 for the 2022–2024 period (see Section 1.3 Significant events on page 16 of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document and Note 6.2.1 Types of post‑employment benefits and other long‑term benefits to the Consolidated Financial Statements);

−

the increase in commercial expenses, equipment and content costs (see Section 7.2.1 Financial glossary), after the fall observed in 2020 against the backdrop of the Covid-19 health crisis. This increase can be explained (i) mainly by the growth of equipment sales and the recovery of general commercial activity in France, Europe and for B2B services, as well as (ii) by the increase in content costs in Spain (mainly costs of television services and soccer broadcast rights), (iii) by the increase in retail fees and commissions in Africa & Middle East countries (Orange Money commercial momentum and activity), and (iv) by the increase in advertising, promotion and sponsoring expenses (notably preparations for the 2024 Olympic and Paralympic Games of Paris);

−

the increase in restructuring program costs, mainly concerning Spain (employee departure plans; closure of points of sale), services to International Carriers & Shared Services (in respect of the optimization of real estate assets), and to a lesser degree, Poland (employee departure plans) and Africa & Middle East countries;

−

the recognition in 2021, of the expense related to the employee offering, Together 2021, of 172 million euros (see Section 1.3 Significant Events on page 16 of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document and Note 6.3 Share‑based payment to the Consolidated Financial Statements). Between the two periods, the average number of employees (full-time equivalent, see Section 7.2.1 Financial Glossary) was down 2.0% representing a decrease of 2,670 full-time equivalent employees (mainly in France, Spain and Poland). Wages and employee benefit expenses were stable between the two periods: the decline in the average number of employees (full-time equivalent) of entities located in France was largely offset by the effect of labor policies in France and internationally;

−

the increase of 103 million euros in depreciation and amortization of right-of-use assets, mainly in France (increase in leased lines, commissioning of new technical sites), and incidentally in the Other European countries and in Africa & Middle East countries;

−

the 81 million euro increase in other network and IT expenses (see Section 7.2.1 Financial glossary of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document), mainly in Spain, and in Africa & Middle East countries (in connection with the activity growth, development of data services and continued deployment of networks); and

−	the 29 million euro increase in depreciation and amortization of financed assets in France (set-top boxes financed by an intermediary bank; see Note 8.5 to the Consolidated Financial Statements).

2021 Form 20-F / ORANGE – 19

These unfavorable changes were partially offset by:

−

the 2,279 million euro increase of gains on the disposal of fixed assets, investments and activities mainly due to the recognition in 2021 of (i) a 2,124 million euros gain from the loss of exclusive control of Orange Concessions and (ii) a 340 million euro gain from the loss of exclusive control of Światłowód Inwestycje (FiberCo in Poland) (see Section 1.3 Significant events on page 14 of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document and Note 3.2 Main Changes in the scope of consolidation to the Consolidated Financial Statements), (iii) partly offset by the decrease in income from the disposal of fixed assets between the two periods (see Note 8.1 to the Consolidated Financial Statements);

−	the 322 million euro increase in revenue;
−

the 224 million euro decrease in service fees and inter-operator costs (see Section 7.2.1 Financial glossary of the 2021 Universal Registration Document filed as Exhibit 15.1 of this document), in the majority of countries, resulting from the widespread decline of interconnection costs in nearly all countries, reflecting the general decrease of fixed and mobile services to carriers and the regulatory decline of call termination rates in some countries, mainly in Europe and in Africa & Middle East countries;

−

the increase in other operating income (see Section 7.2.1 Financial glossary and Note 4.2 to the Consolidated Financial Statements), due in particular to the increase of Net Banking Income (NBI) from Mobile Financial Services, the increase in site rentals and franchises income and the increase of insurance indemnities in respect of losses and damages;

−

the decrease in other external purchases (see Section 7.2.1 Financial glossary), relating in particular (i) to the decrease in overheads, mainly in France and in Spain, in a context already marked by the Covid-19 health crisis (travel savings, canceled events, transformation of working methods,) and (ii) the counter-effect of the Covid-19 health crisis, with the recognition in 2020 of significant additional costs related to health measures;

−

the decrease in France in 2021 of the applicable rate of the company value added contributions (CVAE, primary component of the territorial economic contribution (CET), see Note 10.1 to the Consolidated Financial Statements), partially offset by the recorded increase in Africa & Middle East countries, particularly due to the upturn in business activity; and

−

the contraction of other operating expenses (see Section 7.2.1 Financial glossary and Note 5.2 to the Consolidated Financial Statements). This decrease is mainly due to lower impairment and losses on trade receivables from telecom activities (particularly in France, Europe and for Enterprise services) due primarily to the re-assessment of the risk of non-recovery of trade receivables at December 31, 2021, mainly in connection with the effects of the Covid-19 health crisis (see Note 4.3 and 5.2 to the Consolidated Financial Statements).

In 2020, an amount of 253 million euros was recognized for the specific additional costs generated by management of the Covid-19 health crisis.

g 2020 vs. 2019

The discussion of the Group’s operating and financial review and prospects for the years ended December 31, 2020 and December 31, 2019 is included in Part I, Item 5.A (Analysis of Group operating income) on page 16 et seq. of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

5.B	LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the Orange group:

i) a comparative analysis of liquidity and cash flows, with a presentation of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

which are set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document and incorporated in this section by reference as follows:

−	Section 3.1.4 Cash flow, financial debt and equity, on pages 108 et seq.,
−	Section 3.1.2.5.1 Capital expenditure, on pages 90 and 91,
−	Section 3.2.1 Recent events, on page 119,

as well as in Notes 13 Financial assets, liabilities and financial results (telecom activities), 14 Information on market risks and fair value of financial assets and liabilities (excluding Orange Bank) and 16 Unrecognized contractual obligations and commitments (excluding Orange Bank) to the consolidated financial statements.

2021 Form 20-F / ORANGE – 20

Orange expects that its existing working capital and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. As at December 31, 2021, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2022.

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

The following table summarizes payments due under Orange’s significant contractual commitments as of December 31, 2021:

At December 31, 2021	Note to the	Contractual		Total	Less than	1-3 years	3-5 years	More than
(in millions of euros)	consolidated	obligations		payments	1 year			5 years
	financial	reflected in the		due
	statements	balance sheet
Gross financial debt after derivatives of telecom activities (incl. derivatives assets) (1)	14.3	34,939		35,062	3,821	4,955	5,085	21,202
Financial liabilities of Orange Bank (2)	17.2.6	3,161		3,161	2,415	746	—	—
Trade payables of telecom activities	14.3	11,163		11,163	9,793	352	597	421
Trade payables of Orange Bank	5.6	86		86	86	—	—	—
Future interests on financial liabilities	14.3			9,722	1,628	1,635	1,563	4,896
Total Financial liabilities		49,350	(3)	59,194	17,743	7,688	7,244	26,519
Lease liabilities	9.2	8,065		8,755	1,546	2,509	1,830	2,871
Employee Benefits	6.2	5,113		7,374	2,379	1,089	672	3,234
Provisions for dismantling	8.7	897		1,059	22	34	34	969
Restructuring provisions	5.3	185		185	124	61	—	—
Other liabilities	5.7	2,644		2,644	2,338	306	—	—
Operating taxes and levies payables	10.1.2	1,436		1,436	1,436	—	—	—
Current tax payables	10.2.3	425		425	425	—	—	—
Total other liabilities (4)		18,766		21,879	8,270	3,999	2,536	7,074
Lease commitments				179	54	52	33	40
Other operational and purchase obligations				14,732	4,195	4,683	1,656	4,197
Unrecognized operational contractual commitments	16.1 & 17.3			14,911	4,250	4,735	1,689	4,237
TOTAL				95,984	30,263	16,423	11,470	37,830

(1)	excluding equity components related to unmatured hedging instruments and loan from Orange Bank to Orange Group.
(2)	excluding unmatured derivatives liabilities and loan from Orange Group to Orange Bank.
(3)	of which long-term debt obligations amounting to 31 338 millions of euros (including TDIRA, bonds and bank and lending institutions).
(4)	excluding deferred tax liabilities and deferred income.
5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Section 1.6 Research and innovation on pages 33 et seq., which is incorporated in this section by reference.

The discussion of the Group's research and development activities for the years ended December 31, 2020 and December 31, 2019 is included in Part I, Item 5.C of the Annual Report on page 17 of Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

5.D	TREND INFORMATION

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document as follows:

−	Section 3.2.1 Recent Events, on page 119,
−	Sections 1.2.2 Key changes in the telecoms services market and 1.2.3 The Orange group strategy, on pages 10 et seq.,

2021 Form 20-F / ORANGE – 21

and is incorporated in this section by reference.

For a discussion on uncertainties that could have a material effect on the Group’s financial situation, see also Item 3.D Risk factors.

5.E	CRITICAL ACCOUNTING ESTIMATES

Not applicable.

Item 6	Directors, senior management and employees
6.A	DIRECTORS AND SENIOR MANAGEMENT

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in the introduction to Chapter 5 Corporate Governance and in Section 5.1 Composition of management and supervisory bodies on pages 356 et seq. and is incorporated in this section by reference.

6.BCOMPENSATION

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Section 5.4 Compensation and benefits paid to Directors, Corporate Officers and Senior Management on pages 382 et seq. and incorporated in this section by reference.

6.C	BOARD PRACTICES

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document as indicated below:

−	Section 5.1.1 Board of Directors, on pages 356 et seq.,
−	Section 5.1.3 Executive Committee, on pages 361 to 363,
−	Sections 5.2 Operation of the management and supervisory bodies, on pages 371 et seq. including a description of the Audit Committee and the Governance and Corporate Social and Environmental Responsibility Committee, which oversees the remuneration of directors and corporate officers, and 5.3 Reference to a Code of Corporate Governance, on page 382,
−	subsection Other benefits granted to Corporate Officers (Table 11 of the Afep-Medef Code) of Section 5.4.1.2 Amount of compensation paid or allocated to Corporate officers for 2021, on page 390 and Section 5.4.1.3 Compensation structure for Corporate Officers for 2022 on pages 390 et seq.

and incorporated in this section by reference.

6.D	EMPLOYEES

Employment

General changes in the number of Group employees

In 2021, the Orange group experienced several changes in terms of scope. Internationally, the main change related to the inclusion of two Romanian telecommunications companies, Telekom Romania (2,903 permanent employment contracts) and Nextgen (406 permanent employment contracts) in the Europe division in the last quarter. Three other movements took place during the fiscal year: the respective departures of Business & Decision North America (OBS division: -35 permanent contracts) and Sofrecom Argentina (Corporate division: -255 permanent contracts), and the inclusion of the Belgium company Anytime (+54 permanent contracts) within the Mobile Financial Services division. The Group also experienced internal changes, with the integration of the Sofrecom companies in the Corporate division, the creation of the Totem companies to manage the Towerco activities in France and Spain and of the company Orange Concession (which supports local authorities in the digital development of their region), in partnership with a consortium comprising several players, a company which was then removed from the Group’s scope of consolidation.

2021 Form 20-F / ORANGE – 22

At the end of 2021, the Group had 139,698 active employees, of whom 136,928 were on permanent contracts and 2,770 on fixed-term contracts. The number of permanent contracts was down 4.2% (-5,959) on a comparable basis, with fixed-term contracts down 7.1% (-211). These trends vary depending on the different scopes.

They were mainly driven by France, where the Group had 78,435 employees at the end of December, breaking down as 77,377 permanent and 1,058 fixed-term contracts, a decline of 3,915 active employees (-4.8%), i.e. -3,843 permanent and -72 fixed-term contracts. The decline was attributable to Orange SA (-4,463 permanent contracts, i.e. -6.3%), with the permanent contracts of the French subsidiaries increasing by 5.8% (+620). The reduction in fixed-term contracts (-72, i.e. -6.4%) was also driven by the parent company (-163, i.e. -20.9%), a decrease partially offset by the increase in this population within the French subsidiaries (+91, i.e. +26.1%).

At the end of 2021, 59,551 employees on permanent contracts worked outside France, down 3.4% (-2,116 permanent contracts) on a comparable basis (but up 1,571, i.e. +2.7% on a historical basis, in particular after the integration of the two new Romanian companies). This situation masks a number of differences:

−	OBS international continues to increase its permanent workforce (+383 permanent contracts, i.e. +2.5%) in emerging markets (Egypt, India, Morocco and Mauritius) within the company Equant, as well as in the Scandinavian companies of Orange Cyberdefense;
−	the Europe division posted a decline (-2,005 permanent contracts, i.e. -6.7% on a comparable basis) stemming from the decrease in employees in Orange Spain (-831 permanent contracts, i.e. -11.2%), Orange Poland (-775 permanent contracts, i.e.-7.0%) and the Central Europe segment (-397 permanent contracts, i.e. -4.1%, a trend driven by the two Romanian acquisitions), with Orange Belgium remaining stable;
−	the Middle East & Africa division also posted a decrease in its permanent workforce between 2020 (on a comparable basis) and 2021 (-346 permanent contracts, i.e. -2.5%).

In terms of average full-time equivalent employees (FTEs) (monthly average over the year), the Group’s internal workforce was 132,002 FTEs at the end of 2021. This represents a reduction of 2,670 FTEs (-2.0%) on a comparable basis, a trend mainly driven by France (Orange SA).

Number of employees – active employees at end of period	2021	2020	2020	2019
			on a comparable basis
Orange SA	66,599	71,297	71,225	76,301
French subsidiaries	11,836	11,125	11,125	10,941
Total France (1)	78,435	82,422	82,350	87,242
International subsidiaries (1)	61,263	59,728	63,519	59,526
Group total	139,698	142,150	145,869	146,768

(1)	Scope of financial consolidation: a company is assigned to the scope in which its revenue is consolidated.

At December 31, 2021, the Group had 2,770 employees on fixed-term contracts, nearly 62% of whom were outside France. Between 2021 and 2020 on a comparable basis, this head count was down by 7.1% (i.e. -211 fixed-term contracts), a trend driven by countries outside France (-139 employees or -7.5%). This additional workforce, which represented 2.0% of the workforce at the end of 2021 (stable compared with 2020), is marginal. At the end of 2021, almost half of all employees on fixed-term contracts were working in customer-facing activities (primarily sales and services for B2C customers). The innovation and technology businesses (information systems and networks) are their second sector of activity (19%).

Employees by contract type	2021	2020	2020	2019
			on a comparable
			basis
Permanent contracts	136,928	139,269	142,887	143,526
Fixed-term contracts	2,770	2,881	2,982	3,242
Group total	139,698	142,150	145,869	146,768

A new business line standard was implemented in France in 2019, and internationally in 2020,which has a business line category named “Support.” It includes the management, project management and process management business lines. The “Innovation and Technology” category includes, among others, business lines relating to network rollout and operation.

Employees by business line	2021	2020	2019
Support	19.7%	19.5%	19.6%
Customer	31.8%	32.8%	33.0%
Support functions	11.1%	11.1%	12.1%
Innovation and Technology	35.0%	33.3%	32.3%
Other	2.4%	3.3%	3.0%
Group total (1)	100.0%	100.0%	100.0%

(1)	The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

2021 Form 20-F / ORANGE – 23

Employees by gender	2021	2020	2019
Women	35.9%	36.0%	36.0%
Men	64.1%	64.0%	64.0%
Group total (1)	100%	100%	100%

(1)	The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

In 2021, average age of permanent employees was 43.8 years for all of the Group’s permanent contracts (-0.2 years compared with 2020, in line with the trend of the previous year), with a difference between France (47.1 years, down 0.4 years compared with 2020) and the rest of the world (39.3 years, stable compared with 2020).

Employees by age	2021	2020	2019
Under 30	12.4%	13.0%	13.3%
Between 30 and 50	56.0%	55.8%	55.0%
Over 50	31.6%	31.2%	31.7%
Group total (1)	100%	100%	100%

(1)	The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

Employees by geographical area (1)	2021	2020	2019
France	56.0%	57.9%	59.4%
Spain	4.1%	4.3%	4.1%
Poland	7.5%	8.0%	8.5%
other European countries	12.2%	9.6%	9.3%
Africa	13.8%	13.3%	12.2%
Asia-Pacific	4.6%	4.5%	4.2%
North and South America	1.8%	2.4%	2.3%
Group total (2)	100.0%	100.0%	100.0%

(1)The Group reporting scope comprises all entities consolidated in the Group’s financial statements.
(2)The 2019 figures have been updated.

External workforce

Temporary labor is used mainly used to cope with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

It is presented in full-time equivalents (FTE) and as a monthly average over the year. In 2021, as in the previous year, it mainly concerned commercial departments, in particular half for the sales activities to B2C customers, and 20% of the total in B2B sales and service. Less significant in network activities, the use of temporary labor represents a small volume in information systems activities. The 16.7% increase compared to 2020 was mainly driven by activities with B2C customers.

The Group recommends using temporary employees rather than employees on fixed-term contracts for assignments of less than two months. External labor represented 0.6% of the Group’s total workforce in France in 2021.

Interim employees – Group France (1)	2021 (3)	2020	2019
Amount of payments made to external companies for employee placement (in millions of euros)	30.1	25.2	36.7
Monthly average number of temporary workers (2)	632	542	775

(1)	Scope of financial consolidation: excludes companies with employees in France whose revenue is consolidated under the “international” business consolidation scope.
(2)	Calculation of interim employee expenses recorded in the Group France results.
(3)	The 2021 figures are provisional.
(4)	The 2020 figures have been updated.

Outsourcing

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

2021 Form 20-F / ORANGE – 24

The use of subcontracting concerned 32,221 full-time equivalent employees (monthly average over the year) at end-December 2021, compared with 35,721 FTEs in 2020, a decrease of 9.8% (-3,500 FTEs). This external labor accounted for 30.4% of the total Group workforce in France (Orange SA and Group subsidiaries operating in France). The reduction recorded mainly relates to the construction of the very high-speed broadband network, with certain regions seeing completion of their rollout program in 2021.

Outsourcing – Group France(1)	2021(3)	2020(4)	2019
Amount of subcontracting (in millions of euros)	3,030.5	2,820.9	2,724.3
Full-time equivalent workforce (monthly average)(2)	32,221	35,721	33,691

(1)Scope of financial consolidation: excludes companies with employees in France whose revenue is consolidated under the “international” business consolidation scope.
(2)Calculation based on the outsourcing expenses recorded in the statutory financial statements of the companies in the Group France scope of consolidation.
(3)The 2021 figures are provisional.
(4)The 2020 figures have been updated.

Social dialog

Organization of social dialog

Worldwide

The Worldwide Works Council was created in 2010 to provide a common platform for social dialog at Group level. It comprises 32 members representing 23 countries across the world, each with more than 400 employees. It met twice in 2021. It examines economic, financial and employee-related matters of a global or transnational nature, such as the Group’s general business and its probable developments, its financial position, its Corporate Social Responsibility, and its industrial, commercial and innovation strategy.

Employee representatives are either trade union representatives appointed by their trade union to sit on the committee, representatives appointed by elected forums of employees, or employee representatives appointed by a democratic process according to locally defined rules.

In Europe

The European Works Council comprises 24 employee representatives from 18 countries. It met six times in 2021. The subjects presented relate to the company’s economic and financial situation, employment trends, changes in the activities and structure of the Group, particularly in the area of cybersecurity and infrastructures (such as the Orange TowerCo Europe project).

In France

In 2021, the Social and Economic Committee (CSEC) of UES Orange met 20 times – mainly to discuss health and safety and measures implemented for the Covid-19 pandemic – for recurring information-consultation meetings (strategy, economic and financial position of the company, social policy, employment and working conditions) and ad hoc information-consultation meetings mainly concerning changes in the activities and structure of the Group (e.g., the Orange TowerCo France project).

The French Works Council is the collective body covering all Group subsidiaries in France. It met six times during the 2021 fiscal year, dealing with information relating to the Group’s financial position, business and employment trends.

Collective agreements in France

In 2021, 12 agreements or amendments were negotiated and signed at the national level:

−	agreement on intergenerational aspects within the Orange Group in France;
−	agreement on workplace gender equality and work-life balance;
−	triennial agreement on Orange SA incentives;
−	agreement establishing a death and disability plan for Orange SA civil servants;
−	agreement for the integration and continued employment of employees with disabilities and for anti-discrimination;
−	agreement on the mobility plan (commuting between work and home);
−	two amendments to the agreement relating to the Group retirement savings plan (PERCO - plan d'épargne pour la retraite collectif) (employer’s contribution for 2021, and modification of a mutual fund);
−	amendment to the health agreement for Orange SA civil servants;
−	two amendments to the Death and Disability – Health agreements for private employees (framework agreement and implementing agreement);
−	amendment to the UES Orange social dialog agreement.

2021 Form 20-F / ORANGE – 25

6.E	SHARE OWNERSHIP

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in:

−	Section 5.1.4.2 Information on Company shares held by Directors and Officers, on page 369,
−	Section 5.1.4.4 Shares and stock options held by members of the Executive Committee, on page 370,
−	subsections Stock options granted during the fiscal year to each Corporate Officer (Table No 4 of the Afep-Medef Code) to History of performance share grants (Table No 9 of the Afep-Medef Code) of Section 5.4.1.2 Amount of compensation paid or allocated to Corporate Officers for 2021, on pages 384 to 390,
−	Section 5.4.3 Compensation of members of the Executive Committee, on page 397,
−	Section 6.2 Major shareholders, on page 401, for information regarding the percentage of the Company’s Shares held by BPI Participations,

and incorporated in this section by reference.

In addition, the Board of Directors approved several free share award plans (Long Term Incentive Plans or LTIP) reserved for Corporate Officers, and Senior Management. See note 6.3 Share-based payment to the Consolidated Financial Statements.

With respect to employees, in September 2021, Orange launched Together 2021, an employee share offering involving approximately 1% of Orange’s share capital. This operation aims at ensuring employee long-term engagement in the Group's development and the success of the Engage 2025 strategic plan while strengthening employee shareholding, a stabilizing factor in the company's governance.

The offering was for a maximum of 260 million euros (expressed in the reference price before discount) of subscriptions, including matching contributions by Orange. It was carried out through the sale of existing shares previously repurchased by Orange under its share buyback program. 64,000 employees in 37 countries subscribed to the offer. Thanks to this broad participation, employee shareholders held 7.38 % of Orange's capital at December 31, 2021. Ultimately, Orange seeks to reach 10 % of employee shareholding. The expense recognized in share-based compensation amounted to 172 million euros for fiscal year 2021. See Note 6.3 to the Consolidated Financial Statements.

Item 7	Major shareholders and related party transactions
7.A	MAJOR SHAREHOLDERS

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Section 6.2 Major shareholders, on pages 401 and 402 and incorporated this section by reference.

Securities held and number of record holders in the United States

As of March 17, 2022, there were 57,397,758 ADRs of Orange outstanding and 233 holders of record were registered with Bank of New York Mellon, depositary for the ADS program.

As of March 22, 2022, 589 United States residents were owners of Orange’s Shares in fully registered form (au nominatif pur). Those U.S. residents held 104,298 Orange Shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report conducted by a specialized information provider, Orange estimates that corporate and institutional investors in the U.S. held a total of approximately 19.13% of its share capital as at December 31, 2021.

7.B	RELATED PARTY TRANSACTIONS

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

On January 22, 2021, and in the plan to create Orange Concessions to support the growth of Orange in fiber in rural areas and enhance the value of its infrastructures, the Board of Directors of Orange SA authorized the execution of the finalization of an exclusive agreement between the consortium comprising the Banque des Territoires (Caisse des Dépôts et Consignations), CNP Assurances and EDF Invest, on one hand, and the company Orange SA and its subsidiary Orange Participations, on the other hand. The term of this exclusive agreement enabled the disposal in November 2021 of 50% of the share capital and voting rights of Orange Concessions to such consortium.

2021 Form 20-F / ORANGE – 26

Regarding agreements made in previous years, the two amendments to ongoing agreements with Novalis executed on January 11, 2021, remained in force during 2021. These amendments extended to Corporate Officers the benefit of Orange group’s policies covering (i) healthcare cost and (ii) death, incapacity and invalidity. With respect to 2021, the related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and CEO and Ramon Fernandez and Gervais Pellissier, Delegate CEOs.

Except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2021, directly or indirectly, between a Director or Corporate Officer or a shareholder holding more that 10% of Orange SA’s voting rights or close family members thereof, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also Note 12 Related party transactions and Note 6.4 Executive compensation to the Consolidated Financial Statements.

7.C	INTERESTS OF EXPERTS AND COUNSELS

Not applicable.

Item 8	Financial information
8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The other information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Sections 3.2.1 Recent events and 6.3 Dividend distribution policy, respectively on pages 119 and 402 and incorporated this section by reference.

8.B	SIGNIFICANT CHANGES

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Section 3.2.1 Recent events, on page 119, and is incorporated in this section by reference.

See also Note 19 Subsequent events to the Consolidated Financial Statements.

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

2021 Form 20-F / ORANGE – 27

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

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

Item 10	Additional information
10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM OF ASSOCIATION AND BYLAWS

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document under:

−	subsection Corporate scope of Section 7.1 Company identification on page 424,
−	subsection Restrictions regarding the disposal of Shares by Directors and Officers of Section 5.1.4.2 Information on Company shares held by Directors and Officers, on page 369,
−	Section 5.2.1.2 Independent Directors on pages 371 and 372, section 5.2.1.5 Chairman of the Board of Directors, on page 373, and section 5.2.1.8 Board and committee activities during the fiscal year, on pages 376 et seq.,
−	Section 6.1.3 Authorizations to carry out capital increases, on page 400, section 6.3 Dividend distribution policy, on page 402, section 6.2.1.2 Information on shareholders’ agreements, on page 401 and 402, and Section 6.4.1 Rights, preferences and restrictions attached to shares, on page 403,
−	Section 6.4.2 Actions necessary to modify shareholders’ rights, on page 403,
−	Section 6.4.3 Rules for participation in and notice of Shareholders’ Meetings, on pages 403 and 404,
−	Section 6.4.4 Declarations of threshold crossing, on page 404,
−	Section 5.2.1.1 Legal and statutory rules relating to the composition of the Board of Directors on page 371 and section 6.2 Major shareholders on pages 401 and 402,

and incorporated in this section by reference.

Ownership of Shares by non-French persons

Under the French Commercial Code and our bylaws, there are no limitations of general application to the right of non-residents or non-French shareholders to own or, where applicable, to exercise the voting rights attached to securities of a French company.

2021 Form 20-F / ORANGE – 28

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

As an exception, a prior authorization may be required in case of investments by certain persons in certain sensitive economic areas, such as defense and public health, and, activities touching upon public order and public security contained in an expanded list of such sensitive areas, and which includes the integrity, security and continuity of operations of electronic communications networks and services. In addition, pursuant to the provisions of the French Monetary and Financial Code (CMF), any investment by any non-French citizen, any French citizen not residing in France, any non-French entity or any French entity controlled such persons or entities that will result in the relevant investor (a) acquiring control of an entity registered in France, (b) acquiring all or part of a business line of an entity registered in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France, in each case, conducting activities in certain strategic industries (such as Orange), including (a) activities likely to prejudice national defense interests, participating in the exercise of official authority or likely to prejudice public order and public security (including activities related to weapons, dual-use goods and technologies, IT systems, cryptology, data capturing devices, gambling, toxic agents or data storage), (b) activities relating to essential infrastructure, goods or services (including energy, water, transportation, space, telecom, public health, farm products or media), (c) research and development activities related to critical technologies (including cybersecurity, artificial intelligence, robotics, additive manufacturing, semiconductors, quantum technologies, energy storage or biotechnology) or dual-use goods and technologies (Articles R. 151-1 et seq. of the French Monetary and Financial Code, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings. In the context of the ongoing Covid-19 pandemic, a decree, as modified added a new 10% threshold for companies incorporated in France and listed on a regulated market (such as Orange), in addition to the abovementioned 25% threshold, in force through December 31, 2021.

The CMF also imposes statistical reporting requirements. Transactions by which non-French residents acquire at least 10% of the share capital or voting rights, or cross the 10% threshold, of a French resident company, are considered as foreign direct investments in France and are subject to statistical reporting requirements (Articles R. 152-1; R. 152-3 and R. 152-11 of the CMF). When the investment exceeds €12,500,000, companies must declare foreign transactions directly to the Banque de France within 20 business days following the date of certain direct foreign investments in the Company, including any purchase of ADSs. Failure to comply with such statistical reporting requirement may be sanctioned by five years’ imprisonment and a fine of a maximum amount equal to twice the amount which should have been reported, in accordance with Article L. 165-1 of the CMF. This amount may be increased fivefold if the violation is made by a legal entity.

The foregoing is a general description of certain regulations only, and are in addition to the various French legal and regulatory requirements (as well as provisions under our bylaws – see above reference to Section 6.4.1 Rights, preferences and restrictions attached to shares, on page 403) regarding disclosure of shareholdings and other matters which are applicable to all shareholders.

Enforceability of Civil Liabilities

Orange SA is a limited liability company (société anonyme) organized under the laws of France, and most of its officers and directors reside outside the United States. In addition, a substantial portion of its assets is located in France.

As a result, it may be difficult for investors:

−

to effect service of process upon or obtain jurisdiction over the Company or its non-U.S. resident officers and directors in U.S. courts, or obtain evidence in France or from French citizen or any individual being resident in France or any officer, representative, agent or employee of a legal person having its registered office or an establishment in a territory of France, in connection with those actions in actions predicated on the civil liability provisions of the U.S. federal securities laws;

−

to enforce either inside or outside the United States judgments obtained in U.S. or non-U.S. courts in actions predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its non-U.S. resident officers and directors;

2021 Form 20-F / ORANGE – 29

−	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against the Company or its non-U.S. resident officers or directors; and
−

to enforce against the Company or its directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirement concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) the judgment was rendered by a court having jurisdiction over the matter as the dispute is clearly connected to the jurisdiction of such court, the choice of the U.S. court was not fraudulent and the French courts did not have exclusive jurisdiction over the matter, (2) the judgment does not contravene international public policy rule applied by French courts, whether such rule pertains to the merits or pertains to the procedure of the case, including any defense right(s), (3) the U.S. judgment is not tainted with fraud, and (4) the judgment does not conflict with a French judgment or a foreign judgment (or an arbitral award) which has become effective in France.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so the victim does not suffer or benefit from the situation, it being specified that under French law, the principle of awarding punitive damages is not, per se, contrary to public order, provided the amount awarded is not disproportionate to the harm suffered and the defendant’s breach.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against the Company or members of its Board of Directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions. In addition, the enforcement of any such judgments obtained in U.S. courts (or in any other court) against the Company would be subject to limitations arising from applicable bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally.

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

See Note 3.2 Main changes in the scope of consolidation to the Consolidated Financial Statements.

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

2021 Form 20-F / ORANGE – 30

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

Taxation on sale or disposal of Shares and ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Shares or ADSs of Orange if all of the following apply to you:

−	you are not a French resident for French tax purposes; and
−	you have not held more than 25% of Orange’s dividend rights, known as “droits aux bénéfices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives,

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

If you are a resident of the United States who is eligible for the benefits of the income tax treaty between the United States of America and France dated August 31, 1994 (as further amended) (the “U.S. France Treaty”) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, in the United States of America or in a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the gain is treated for purposes of U.S. taxation as your income, you will not be subject to French tax on any capital gain if you sell or exchange your Shares or ADSs unless you have a permanent establishment or fixed base in France and the Shares or ADSs sold or exchanged were part of the business property of that permanent establishment or fixed base.

Special rules apply to individuals who are residents of more than one country.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2021, has been published in the official guidelines of the French tax authorities on December 29, 2021 (BOI-ANNX-000467-29/12/2021), and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2021. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

2021 Form 20-F / ORANGE – 31

Taxation of dividends

Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends (including distributions from share capital premium, insofar as the company has distributable reserves) paid to non-residents (12.8% for distributions made to individuals and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under Article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-24/12/2019, n°130 et seq.). Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld at the appropriate treaty rate.

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

If the arrangements provided for by any of such treaties apply to a shareholder, Orange or the authorized intermediary will withhold tax from the dividend at the lower rate, provided that the shareholder complies, before the date of payment of the dividend, with the applicable filing formalities. Otherwise, Orange or the authorized intermediary must withhold tax at the full rate of 15%, 12.8%, 25% or 75% as applicable, and the shareholder may subsequently claim the refund of excess tax paid.

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or in the United States of America or in a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% provided your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France. A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the United States as the income of a resident, either in the hands of such partnership or in the hands of its partners. The French tax authorities have, however, conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships to the extent of the income taxable in the United States as the income of a resident in the hands of the ultimate partner or partners. Certain other requirements must be satisfied. In particular, you will have to comply with the formalities set out in Item 10.E.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, Orange or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 12.8%, 26.5% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

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

2021 Form 20-F / ORANGE – 32

Under the “Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978” (as further amended), French estate and gift tax generally will not apply to the individual or entity acquiring your Shares or ADSs if that individual or entity as well as you are residents of the United States and if you transfer your Shares or ADSs by gift, or they are transferred by reason of your death, unless you are a citizen of France or domiciled in France at the time of making the gift of the Shares or ADSs or at the time of your death, or you used the Shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the Shares or ADSs for that use.

You should consult your own tax advisor about whether French estate and gift tax will apply and whether an exemption or tax credit can be claimed.

Real Estate Wealth Tax

The French real estate wealth tax known as impôt sur la fortune immobilière replaced the French wealth tax, known as impôt de solidarité sur la fortune, with effect from January 1, 2018.

Company Shares are included in the basis of calculation of the French real estate wealth tax for the fraction of their value representing property or real estate rights held directly or indirectly by the company. However, buildings and real estate rights allocated to the industrial or commercial activity of the company that holds them directly are excluded from the calculation of the taxable fraction (article 965, 2°-a of the French General Tax Code).

In any case, you will not be subject to French real estate wealth tax, on your Shares or ADSs of Orange if both of the following apply to you:

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

10.E.2 U.S. Taxation of U.S. Holders

The following discussion is a general summary of certain U.S. federal income tax considerations relevant to the ownership and disposition of Orange Shares and ADSs. The discussion is not a complete description of all income tax considerations that may be relevant to you. It does not deal with federal estate or gift taxation or taxation by U.S. states.  It does not consider your particular circumstances. It applies to you only if you are a U.S. Holder, you hold the Shares or ADSs as capital assets, you use the U.S. dollar as your functional currency and you are eligible for the benefits of the U.S. France Treaty. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the Shares or ADSs, have a permanent establishment in France, acquire ADSs in a “pre-release” transaction or hold Shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. For certain additional information regarding U.S. partnerships, see also the discussion presented under the caption “Taxation of Dividends” in Item 10.E.1 (French Taxation).

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

Dividends

Distributions on Orange Shares and ADSs, including French tax withheld and the gross amount of any payment on account of a French tax credit, will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. The dividends received by non-corporate U.S. Holders, however, should be taxed as qualified dividends, currently at the same preferential rate allowed for long-term capital gains, because the ADSs are readily tradable on the NYSE.

2021 Form 20-F / ORANGE – 33

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

Certain U.S. Holders will be required to report information with respect to Shares and ADSs that are held through foreign accounts. U.S. Holders who fail to report information required under these rules could become subject to substantial penalties. You are urged to consult your U.S. tax advisor regarding these and other reporting requirements that may apply with respect to your Shares or ADSs, as well as the application of all of the above rules to your particular tax situation.

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

2021 Form 20-F / ORANGE – 34

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

All documents provided to shareholders as required by law may be consulted at Orange's registered offices at 111, quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France.

In addition, the bylaws of Orange are available on Orange’s website at www.orange.com.  For the avoidance of doubt, the information available on our website is not incorporated by reference in this Form 20-F.

10.I	SUBSIDIARY INFORMATION

For information relating to the Company’s subsidiaries, see Note 20 Main consolidated entities to the Consolidated Financial Statements.

10.J	DISCLOSURE PURSUANT TO SECTION 13 (r) OF THE UNITED STATES EXCHANGE ACT OF 1934

Section 13(r) of the United States Exchange Securities Act of 1934 requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including certain transactions or dealings relating to the “Government of Iran” as defined under § 560.304 of the Iranian Transactions and Sanctions Regulations (31 C.F.R. Part 560) and certain persons that are the subject of U.S. sanctions. Disclosure may be required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law and regardless of whether the activities are sanctionable under U.S. law.

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in 2021. Orange maintains roaming agreements and interconnection agreements with certain Iranian telecommunications companies. Orange also maintains a connectivity agreement with the Telecommunications Infrastructure Company (TIC). Separately, Orange’s Enterprise operating segment provides (through indirect, wholly-owned subsidiaries of Orange) telecommunications services to certain international public organizations and multinationals in Iran. In 2021, these telecommunication services represented gross revenues of approximately 3.7 million euros and a net profit of approximately 0.33 million euros.

2021 Form 20-F / ORANGE – 35

In addition, Orange provides standard commercial telecommunications services to certain Iranian companies present in France and the branches of several Iranian banks in France. In 2021, these telecommunication services represented gross revenues of approximately 0.05 million euros and a net profit of approximately 0.01 million euros.

Orange intends to continue carrying out these activities.

Item 11	Quantitative and qualitative disclosures about market risk

See Note 14 Information on market risk and fair value of financial assets and liabilities (telecom activities) to the Consolidated Financial Statements. Orange only enters into market risk instruments for purposes other than trading.

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

2021 Form 20-F / ORANGE – 36

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

During the fiscal year ended December 31, 2021, payments of 2.3 million U.S. dollars were made to Orange in relation thereto.

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

2021 Form 20-F / ORANGE – 37

PART II

Item 13	Defaults, dividend arrearages and delinquencies

Not applicable.

Item 14	Material modifications to the rights of security holders and use of proceeds

None.

Item 15	Controls and procedures
15.A	DISCLOSURE CONTROLS AND PROCEDURES

Since 2003, Orange has had a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Delegate Chief Executive Officer Finance, Performance and Development, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

Orange’s Chief Executive Officer and Delegate Chief Executive Officer Finance, Performance and Development (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Delegate Chief Executive Officer Finance, Performance and Development (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2021. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG S.A. and Deloitte & Associés, independent registered public accounting firms, as stated in their report which is included herein.

15.C	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Orange S.A.,

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

2021 Form 20-F / ORANGE – 38

Commission (“COSO”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Group as of December 31, 2021 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the "Consolidated Financial Statements") and our report dated March 3, 2022, expressed an unqualified opinion on those consolidated financial statements.

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

Paris-La Défense, France, March 3, 2022

/s/ KPMG Audit, a division of KPMG S.A. Represented by Jacques Yves PIERRE	/s/ Deloitte & Associés

2021 Form 20-F / ORANGE – 39

15.D	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

Item 16	[Reserved]
Item 16A	Audit committee financial expert

Jean-Michel Severino is the Audit Committee's financial expert as defined in Item 16A(b) and (c) of the SEC General Instructions on Form 20-F. Jean-Michel Severino is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees).

Item 16B	Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Delegate Chief Executive Officer Finance, Performance and Development (in his capacity as Chief Financial Officer), the principal accounting officer and the persons performing similar functions. In 2016, following the entry into force of the European Market Abuse Regulation (“MAR”), the Audit Committee approved the Code of Ethics endorsed by the Group's Ethics Committee. A copy of Orange’s Code of Ethics is filed as Exhibit 11 to this document.

Item 16C	Principal accountant fees and services

Information about fees billed to Orange by our current statutory auditors KPMG SA, Paris La Défense, France (PCAOB ID No. 1253) and Deloitte & Associés, Paris La Défense, France (PCAOB ID No. 1756) and our former statutory auditor Ernst & Young Audit, Paris La Défense, France (PCAOB ID No. 1692) is presented in Note 21 Auditor’s fees to the Consolidated Financial Statements.

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

Orange’s Audit Committee consists of four directors including two directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Stéphanie Besnier who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Sébastien Crozier who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

2021 Form 20-F / ORANGE – 40

Item 16E	Purchase of equity securities by the issuer and affiliated purchasers

The information required by this section is set forth in the 2021 Universal Registration Document filed as Exhibit 15.1 of this document in Section 6.1.4 Treasury shares – Share Buyback program, on pages 400 and 401, and is incorporated this section by reference.

The table below presents additional information on the purchases of treasury Shares in 2021:

Settlement month	Total number of Shares purchased (1)	Weighted average gross price per Share (€)	Total number of Shares purchased as part of publicly announced programs	Maximum number of Shares that may yet be purchased under the programs (2)
January 2021	1,454,648	9.8545	1,454,648	254,679,368
February 2021	3,068,130	9.7459	3,068,130	251,611,238
March 2021	2,619,239	10.0032	2,619,239	248,991,999
April 2021	2,355,125	10.3875	2,355,125	246,636,874
May 2021	2,291,000	10.4304	2,291,000	263,714,660
June 2021	1,855,592	10.2354	1,855,592	261,859,068
July 2021	306,588	9.4929	306,588	261,552,480
August 2021	777,012	9.5096	777,012	260,775,468
September 2021	799,915	9.4683	799,915	259,975,553
October 2021	1,185,541	9.4215	1,185,541	258,790,012
November 2021	29,163,066	9.4854	29,163,066	229,626,946
December 2021	1,306,946	9.2986	1,306,946	228,320,000
Total	47,182,802		47,182,802

(1)	Until May 19, 2020, under the 2019 Share buyback program approved by the Annual Shareholders' Meeting of May 21, 2019 for up to 10% of Orange’s share capital; from May 20, 2020, under the 2020 Share buyback program approved by the Annual Shareholders' Meeting of May 19, 2020 for up to 10% of Orange’s share capital for a period of 18 months.
(2)	At month end.
Item 16F	Change in Registrant’s Certifying Accountant

The terms of office of Ernst & Young Audit, joint principal Statutory Auditor of the Company since September 18, 1991, expired at the end of the Shareholders’ Meeting of May 18, 2021. Ernst & Young Audit’s terms of office could not be legally extended as they had reached the maximum legal duration following the transposition of the European audit reform into French law.

Consequently, the Board of Directors decided not to propose the renewal of the terms of office of Ernst & Young Audit and to propose instead to the Shareholders’ Meeting to appoint Deloitte & Associés as new joint Principal Statutory Auditor.

The Shareholders’ Meeting of May 18, 2021 resolved to appoint Deloitte & Associés as new joint principal Statutory Auditor to replace Ernst & Young Audit. The selection of the Statutory Auditors to be appointed by the Shareholders’ Meeting was overseen by the Audit Committee which issued a recommendation to the Board of Directors. Their nomination was made according to a process that fully complies with the recommendations of the French Afep-Medef Code of Corporate Governance of listed companies.

The report of Ernst & Young Audit and KPMG SA on the consolidated financial statements for each of the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During each of the years ended December 31, 2020 and 2019:

-	there were no “disagreements” (as that term is described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16F) between Orange and Ernst & Young Audit on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to Ernst & Young Audit’s satisfaction, would have caused Ernst & Young Audit to make reference to the subject matter of the disagreement(s) in connection with its report; and
-	there were no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

2021 Form 20-F / ORANGE – 41

During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging Deloitte & Associés, neither the Company, nor anyone on its behalf, has consulted Deloitte & Associés regarding:

-	either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant's financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that Deloitte & Associés concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue;
-	or any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

The Company has furnished Ernst & Young Audit with a copy of the statements made in this Item 16F and requested that Ernst & Young Audit furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree.

A copy of Ernst & Young Audit’s letter, dated April 1, 2022, is filed as Exhibit 15.5 to this Form 20-F.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year ended December 31, 2026.

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
Board Independence

Orange’s Board of Directors has chosen to determine the independence of its members against the criteria set out in France in the Afep-Medef Report (defined in Item 16G as “the Report”), which provides that one-third of board members should be independent. According to the criteria the Report sets out, five members (out of the total of 14 current board members) are independent.

Orange has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in Section 5.2.1.2 Independent Directors on pages 371 and 372 of the 2021 Universal Registration Document, filed as Exhibit 15.1 of this document and is incorporated this section by reference.

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

Compensation/Nominating/ Corporate Governance Committee

Orange has a combined Governance and Corporate Environmental and Social Responsibility Committee. The Committee consists of three directors, including one independent director (according to the criteria set out in the Report). The NYSE standards provide for the implementation of two separate committees (a Nominating Committee and a Compensation Committee) composed exclusively of independent directors. In terms of internal mechanics, while the Committee has a written charter, it does not comply with all the requirements of the NYSE.

In addition, in accordance with law, the Governance and Corporate Environmental and Social Responsibility Committee is not vested with the same scope of authority and responsibilities as that available to U.S. domestic companies.  Under French law, the committees of our Board of Directors are advisory only; our Board of Directors is, pursuant to French law, the only competent body to take decisions, albeit taking into account the recommendation of the relevant committees.

Audit Committee

Orange’s Audit Committee consists of four directors including two independent directors (according to the criteria set out in the Report) and two non-independent directors.

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

French corporate law provides that the Board of Directors must vote to approve a broadly defined range of related-party transactions (conventions règlementées) between the Company on the one hand and its

2021 Form 20-F / ORANGE – 42

NYSE Standards	Corporate Governance Practices of Orange

directors and officers on the other hand, which are then presented to shareholders for approval at the next annual meeting. This legal safeguard operates in place of certain provisions of the NYSE rules.

Equity Compensation Plans

The NYSE requires a listed U.S. company to obtain prior shareholder approval for certain issuances of authorized stock and equity compensation plans when such plans are established or materially amended. Under French law, Orange must obtain shareholder approval at a Shareholders’ Meeting in order to adopt an equity compensation plan. Generally, the shareholders then delegate to the Board of Directors the authority to decide on the specific terms and conditions of the granting of equity compensation, within the limits of the shareholders' authorization. While the Company may, from time to time, obtain shareholder approval of an issuance of authorized stock or an equity compensation plans in order to obtain advantageous tax treatment or otherwise, as a general matter, we intend to follow our French home country practice, which does not require such shareholder approvals, rather than complying with these NYSE rules.

Adoption and disclosure of corporate governance guidelines

Orange has adopted corporate governance guidelines (the “Internal Guidelines”, available on its website at www.orange.com under Group/Governance/Documentation links to Governance) as required by French law. For the avoidance of doubt, the information available on our website is not incorporated by reference in this Form 20-F.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	Orange has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.
Annual certifications

Because Orange is a “foreign private issuer” as described above, its Chief Executive Officer and its Chief Financial Officer issue the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 on an annual basis (with the filing of its Annual Report on Form 20-F)) rather than on a quarterly basis as would be the case of a US corporation filing quarterly reports on Form 10-Q.

Item 16H	Mine Safety Disclosure

Not applicable.

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

2021 Form 20-F / ORANGE – 43

PART III

ITEM 17	Financial statements

Not applicable.

ITEM 18	Financial statements

The information required in this item is included in pages F-1 to F-133 attached hereto.

ITEM 19	List of exhibits

1.	Bylaws (statuts) of Orange, as amended on May 19, 2020.
2.(a)*	Form of Amended and Restated Deposit Agreement among the Depositary, owners and holders of American Depositary Shares.
2.(c)**	Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.
8.	List of Orange’s subsidiaries: see Note 20 Main consolidated entities to the Consolidated Financial Statements at page F-131.
11.	Code of Ethics of Orange
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Delegate Chief Executive Officer acting in his capacity as Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Delegate Chief Executive Officer acting in his capacity as Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Excerpt of the pages and sections of the 2021 Universal Registration Document that form a part of this document and are incorporated by reference in certain sections of this document as specified.
15.2	Consent of Ernst & Young Audit and KPMG S.A. as auditors of Orange with respect to the financial years ended December 31, 2019 and 2020.
15.3	Consent of KPMG S.A. as auditor of Orange with respect to the financial year ended December 31, 2021
15.4	Consent of Deloitte as auditor of Orange with respect to the financial year ended December 31, 2021
15.5	Copy of Ernst & Young Audit’s letter, dated April 1, 2022
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

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

2021 Form 20-F / ORANGE – 44

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:  Ramon Fernandez

Title:     Delegate Chief Executive Officer, Finance, Performance and Development

Issy-les-Moulineaux, France

April 1, 2022

2021 Form 20-F / ORANGE – 45

Report of independent registered public accounting firms

To the Shareholders and the Board of Directors of Orange S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and in conformity with IFRS as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2020 and 2019 consolidated financial statements to retrospectively apply the change in accounting with respect to the IFRS IC agenda decision concerning IAS 19 “Employee Benefits” described in Note 2.3.1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 or 2019 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 or 2019 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 3, 2022 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2.3.1 to the consolidated financial statements, the Group has changed its method of accounting for certain defined benefit pension plans as of December 31, 2021 (with retrospective effect to January 1, 2019), due to the implementation of the IFRS IC agenda decision concerning IAS 19 “Employee Benefits” published in May 2021.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

2021 Form 20-F / ORANGE – F-1

Evaluation of the goodwill, other intangible assets and property, plant and equipment impairment analyses

Description of the matter

As discussed in Notes 7 and 8 to the consolidated financial statements, the total goodwill, other intangible assets and property, plant and equipment balances were € 24,192 million, € 14,940 million and € 30,484 million respectively, as of December 31, 2021. The Group performs impairment analyses with respect to these assets at least annually and more frequently when there is an indication of impairment. These tests are performed at the level of each cash generating unit (CGU) or group of CGUs, which generally correspond to the business segment, or to each country in the Africa and Middle East region and Europe. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined mostly upon retaining the value in use. The estimate of value in use is the present value of expected future cash flows.

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

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process, including controls related to the determination of the recoverable amount of the CGUs or groups of CGUs, and the development of the revenue growth rates and discount rate assumptions. To assess the Group’s ability to forecast, we compared the Group’s previous forecasts to actual results. We performed sensitivity analyses over forecasted cash flows and the discount and perpetual growth rates to assess their impact on the impairment analyses. We evaluated the Group’s forecasted revenue growth rates, by comparing the growth rate to the Group’s peer companies’ analyst reports and market research reports. In addition, we involved our valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount and growth rates used in the valuations by comparing them against rate ranges that were independently developed using publicly available market data for comparable entities. We compared the data included in the models used by the Group in the determination of recoverable values to the plans submitted to those charged with governance. In addition, we assessed the adequacy of the disclosures in Notes 7 and 8 to the consolidated financial statements.

Evaluation of the realizability of deferred tax assets associated with tax loss carryforwards

Description of the matter

As discussed in Notes 10.2.1 and 10.2.3 to the consolidated financial statements, € 692 million of deferred tax assets were recognized as of December 31, 2021. The Group recognizes deferred tax assets only to the extent that it is probable that the tax entity will have sufficient future taxable profit to recover them. Unrecognized deferred tax assets amounted to € 3,922 million and mainly comprised tax losses that can be carried forward indefinitely.

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

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s deferred tax asset valuation process, including controls related to the development of assumptions and application of the relevant tax regulations in determining the forecasted taxable income. To assess the Group’s ability to forecast, we compared the Group’s previous forecasts by tax jurisdiction to actual results. We evaluated the Group’s forecasted revenue growth rate, by comparing the growth rate to the Group’s peer companies’ analyst reports and market research reports. We involved our tax professionals with specialized skills and knowledge, who assisted in assessing the Group’s application of the relevant tax regulations and evaluated the feasibility and viability of the Group’s tax-planning strategies. We compared certain assumptions that were used to evaluate the realizability of deferred tax asset with those used for asset impairment testing. In addition, we assessed the adequacy of the information disclosed in Notes 10.2.1 and 10.2.3 to the consolidated financial statements.

2021 Form 20-F / ORANGE – F-2

Evaluation of provisions for competition and regulatory disputes

Description of the matter

As discussed in Notes 5.2, 5.7 and 18 to the consolidated financial statements, the Group is involved in a number of legal disputes in France and abroad, including matters relating to competition issues and national and European Commission regulations. Provisions arising from these proceedings are recorded when the Group has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis. A provision of € 405 million was recorded, a portion of which relates to competition and regulatory disputes involving the Group as of December 31, 2021.

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

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s provision for competition and regulatory disputes process, including controls related to the evaluation of information from internal and external legal counsel. We assessed the amounts recorded and/or disclosed by evaluating responses received directly from the Group’s internal and external legal counsel related to competition and regulatory disputes. We evaluated relevant publicly available information, including court proceedings related to competition and regulatory disputes regarding the Group and events subsequent to the date of the consolidated statement of financial position. To assess the Group’s ability to estimate provisions for competition and regulatory disputes, we compared historical provision estimates to actual settlements. In addition, we assessed the adequacy of the information disclosed in Notes 5.2, 5.7 and 18 to the consolidated financial statements.

/s/ KPMG Audit, a division of KPMG S.A. Represented by Jacques Yves PIERRE We have served as the Group‘s auditor since 2015	/s/ Deloitte & Associés We have served as the Group‘s auditor since 2021

Paris-La Défense, France

March 3, 2022

2021 Form 20-F / ORANGE – F-3

Report of independent registered public accounting firms

To the Shareholders and Board of Directors of Orange S.A.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.3.1, the accompanying consolidated statements of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). The 2020 and 2019 consolidated financial statements before the effects of the adjustments described in Note 2.3.1 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.3.1, present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and in conformity with IFRS as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2.3.1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ KPMG Audit, a division of KPMG S.A. Represented by Jacques Yves PIERRE	/s/ERNST & YOUNG Audit

We have served as the Group‘s auditor since 2015	We served as the Group‘s auditor from 1991 to 2021

Paris-La Défense, France

February 18, 2021

2021 Form 20-F / ORANGE – F-4

Consolidated financial
statements

Year ended December 31, 2021

Consolidated financial statements 2021	F-5

Significant events 2021

Impairment of goodwill in Spain	French part-time for seniors plan	Significant changes in the scope of consolidation in 2021
The downward revision of the business plan for the cash-generating unit in Spain has led to the recognition at June 30, 2021 of an impairment loss of (3,702) million euros in goodwill.

On December 17, 2021, as part of the renegotiation of the intergenerational agreement, a new French part-time for seniors plan was signed in France, resulting in the recognition of an employee benefit liability of 1,225 million euros.

In 2021, the Group carried out several significant transactions that had an impact on the scope of consolidation:

●
Disposal of 50% of Orange Concessions shares
●
Disposal of 50% of Orange Polska's FiberCo shares
●
Acquisition of 54% of Telekom Romania Communications shares
●
Public share buyback offer of Orange Belgium

Note 7	Note 6.2.1	Note 3.2

Consolidated financial statements 2021	F-6

Consolidated financial statements 2021	F-7

The accompanying notes form an integral part of the consolidated financial statements. The accounting principles are split within each note in gray areas.

Consolidated financial statements 2021	F-8

Consolidated income statement

(in millions of euros, except for per share data)	Note	2021	2020	2019
Revenue	4.1	42,522	42,270	42,238
External purchases	5.1	(17,973)	(17,691)	(17,860)
Other operating income	4.2	783	604	720
Other operating expenses	5.2	(700)	(789)	(599)
Labor expenses	6.1	(9,917)	(8,490)	(8,494)
Operating taxes and levies	10.1.1	(1,926)	(1,924)	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	2,507	228	277
Restructuring costs	5.3	(331)	(25)	(132)
Depreciation and amortization of fixed assets	8.2	(7,074)	(7,134)	(7,110)
Depreciation and amortization of financed assets	8.5	(84)	(55)	(14)
Depreciation and amortization of right-of-use assets	9.1	(1,481)	(1,384)	(1,274)
Reclassification of translation adjustment from liquidated entities		(0)	—	12
Impairment of goodwill	7.1	(3,702)	—	(54)
Impairment of fixed assets	8.3	(17)	(30)	73
Impairment of right-of-use assets	9.1	(91)	(57)	(33)
Share of profits (losses) of associates and joint ventures	11	3	(2)	8
Operating income		2,521	5,521	5,930
Cost of gross financial debt excluding financed assets		(829)	(1,099)	(1,108)
Interests on debts related to financed assets		(1)	(1)	(1)
Gains (losses) on assets contributing to net financial debt		(3)	(1)	5
Foreign exchange gain (loss)		65	(103)	76
Interests on lease liabilities		(120)	(120)	(129)
Other net financial expenses		106	11	15
Effects resulting from BT stake	13.7	—	—	(119)
Finance costs, net	13.2	(782)	(1,314)	(1,261)
Income taxes	10.2.1	(962)	848	(1,447)
Consolidated net income		778	5,055	3,222
Net income attributable to owners of the parent company		233	4,822	3,004
Non-controlling interests	15.6	545	233	218

Earnings per share (in euros) attributable to parent company	15.7
Net income
– basic		0.00	1.72	1.03
– diluted		0.00	1.71	1.02

Consolidated financial statements 2021	F-9

Consolidated statement of comprehensive income

(in millions of euros)	Note	2021	2020(1)	2019(1)
Consolidated net income		778	5,055	3,222
Remeasurements of the net defined benefit liability	6.2	59	(13)	(62)
Assets at fair value	13.7-17.1	9	94	(25)
Income tax relating to items that will not be reclassified	10.2.2	(14)	1	18
Share of other comprehensive income in associates and joint ventures that will not be reclassified		(4)	—	—
Items that will not be reclassified to profit or loss (a)		51	82	(68)
Assets at fair value	13.7-17.1	1	1	9
Cash flow hedges	13.8.2	317	22	144
Translation adjustment gains and losses	15.5	200	(414)	78
Income tax relating to items that are or may be reclassified	10.2.2	(84)	(10)	(47)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		5	—	—
Items that are or may be reclassified subsequently to profit or loss (b)		439	(401)	184
Other consolidated comprehensive income (a) + (b)		490	(319)	115
Consolidated comprehensive income		1,267	4,736	3,339
Comprehensive income attributable to the owners of the parent company		687	4,578	3,109
Comprehensive income attributable to non-controlling interests		580	158	230

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

Consolidated financial statements 2021	F-10

Consolidated statement of financial position

(in millions of euros)		December 31,	December 31,	December 31,
		2021	2020(1)	2019(1)
Assets
Goodwill	7.2	24,192	27,596	27,644
Other intangible assets	8.4	14,940	15,135	14,737
Property, plant and equipment	8.5	30,484	29,075	28,423
Right-of-use assets	9.1	7,702	7,009	6,700
Interests in associates and joint ventures	11	1,440	98	103
Non-current financial assets related to Mobile Financial Services activities	17.1	900	1,210	1,259
Non-current financial assets	13.1	950	1,516	1,208
Non-current derivatives assets	13.1	683	132	562
Other non-current assets	4.5	254	136	125
Deferred tax assets	10.2.3	692	674	940
Total non-current assets		82,236	82,582	81,701
Inventories	5.4	952	814	906
Trade receivables	4.3	6,029	5,620	5,320
Other customer contract assets	4.4	1,460	1,236	1,209
Current financial assets related to Mobile Financial Services activities	17.1	2,381	2,075	3,095
Current financial assets	13.1	2,313	3,259	4,766
Current derivatives assets	13.1	7	162	12
Other current assets	4.5	1,875	1,701	1,258
Operating taxes and levies receivables	10.1.2	1,163	1,104	1,090
Current taxes assets	10.2.3	181	128	120
Prepaid expenses	5.5	851	850	730
Cash and cash equivalents	13.1	8,621	8,145	6,481
Total current assets		25,834	25,094	24,987
Total assets		108,071	107,676	106,689
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		5,497	5,803	5,803
Retained earnings		(656)	1,255	(1,428)
Equity attributable to the owners of the parent company		32,341	34,557	31,875
Non-controlling interests		3,020	2,643	2,687
Total equity	15	35,361	37,200	34,561
Non-current financial liabilities	13.1	31,922	30,089	33,148
Non-current derivatives liabilities	13.1	220	844	487
Non-current lease liabilities	9.2	6,696	5,875	5,593
Non-current fixed assets payables	8.6	1,370	1,291	817
Non-current financial liabilities related to Mobile Financial Services activities	17.1	0	—	—
Non-current employee benefits	6.2	2,798	1,984	2,353
Non-current dismantling provisions	8.7	876	885	812
Non-current restructuring provisions	5.3	61	53	96
Other non-current liabilities	5.7	306	307	353
Deferred tax liabilities	10.2.3	1,185	855	703
Total non-current liabilities		45,434	42,182	44,360
Current financial liabilities	13.1	3,421	5,170	3,925
Current derivatives liabilities	13.1	124	35	22
Current lease liabilities	9.2	1,369	1,496	1,339
Current fixed assets payables	8.6	3,111	3,349	2,848
Trade payables	5.6	6,738	6,475	6,682
Customer contract liabilities	4.4	2,512	1,984	2,093
Current financial liabilities related to Mobile Financial Services activities	17.1	3,161	3,128	4,279
Current employee benefits	6.2	2,316	2,192	2,261
Current dismantling provisions	8.7	21	16	15
Current restructuring provisions	5.3	124	64	120
Other current liabilities	5.7	2,338	2,267	2,095
Operating taxes and levies payables	10.1.2	1,436	1,279	1,287
Current taxes payables	10.2.3	425	673	748
Deferred income		180	165	51
Total current liabilities		27,276	28,294	27,767
Total equity and liabilities		108,071	107,676	106,689

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

Consolidated financial statements 2021	F-11

Consolidated statements of changes in shareholders’ equity

(in millions of euros)		Attributable to owners of the parent company							Attributable to non-controlling interests			Total
		Number of	Share	Share	Subor-	Reserves	Other	Total	Reserves	Other	Total	equity
		issued shares	capital	premiums	dinated		compre-			compre-
				and	notes		hensive			hensive
				statutory			income			income
				reserve
Balance as of January 1, 2019		2,660,056,599	10,640	16,859	5,803	(2,060)	(571)	30,671	2,357	223	2,580	33,251
Effect of the application of the IFRC IC decision on IAS 19(1)		—	—	—	—	114	—	114	—	—	—	114
Balance as of January 1, 2019 after restatement(1)		2,660,056,599	10,640	16,859	5,803	(1,946)	(571)	30,785	2,357	223	2,580	33,365
Consolidated comprehensive income(1)		—	—	—	—	3,004	104	3,109	218	11	230	3,339
Share-based compensation	6.1	—	—	—	—	52	—	52	3	—	3	55
Purchase of treasury shares	15.2	—	—	—	—	(34)	—	(34)	—	—	—	(34)
Dividends	15.3	—	—	—	—	(1,857)	—	(1,857)	(248)	—	(248)	(2,105)
Issues and purchases of subordinated notes	15.4	—	—	—	0	(81)	—	(81)	—	—	—	(81)
Subordinated notes remuneration	15.4	—	—	—	—	(297)	—	(297)	—	—	—	(297)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	4	—	4	1	—	1	5
Changes in ownership interests with gain/loss of control	3.2	—	—	—	—	—	—	—	2	—	2	2
Other movements(2)		—	—	—	—	195	—	195	119	—	119	314
Balance as of December 31, 2019(1)		2,660,056,599	10,640	16,859	5,803	(961)	(467)	31,875	2,452	234	2,687	34,561
Consolidated comprehensive income(1)		—	—	—	—	4,822	(244)	4,578	233	(75)	158	4,736
Share-based compensation	6.1	—	—	—	—	16	—	16	7	—	7	23
Purchase of treasury shares	15.2	—	—	—	—	7	—	7	—	—	—	7
Dividends	15.3	—	—	—	—	(1,595)	—	(1,595)	(225)	—	(225)	(1,820)
Issues and purchases of subordinated notes	15.4	—	—	—	0	(12)	—	(12)	—	—	—	(12)
Subordinated notes remuneration	15.4	—	—	—	—	(258)	—	(258)	—	—	—	(258)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	(21)	—	(21)	19	—	19	(2)
Other movements		—	—	—	—	(33)	—	(33)	(2)	—	(2)	(35)
Balance as of December 31, 2020(1)		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		—	—	—	—	233	454	687	545	36	580	1,267
Share-based compensation	6.1	—	—	—	—	165	—	165	6	—	6	171
Purchase of treasury shares	15.2	—	—	—	—	(179)	—	(179)	—	—	—	(179)
Dividends	15.3	—	—	—	—	(2,127)	—	(2,127)	(218)	—	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	—	—	—	(306)	(6)	—	(311)	—	—	—	(311)
Subordinated notes remuneration	15.4	—	—	—	—	(238)	—	(238)	—	—	—	(238)
Changes in ownership interests with no gain/loss of control(3)	3.2	—	—	—	—	(185)	—	(185)	(213)	—	(213)	(398)
Changes in ownership interests with gain/loss of control(4)	3.2	—	—	—	—	—	—	—	249	—	249	249
Other movements		—	—	—	—	(28)	—	(28)	(28)	—	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1)
(2)	Including in 2019 the effect of the cancellation of the promise to buy (put option) of the Orange Bank equity.
(3)	Including the partial buyout of non controlling interests in Orange Belgium and the full buyout of non controlling interests in Orange Bank (see Note 3.2)
(4)	Related to the takeover of Telekom Romania Communications (see Note 3.2)

Consolidated financial statements 2021	F-12

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests						Total
	Assets at	Hedging	Translation	Actuarial	Deferred	Other	Total	Assets at	Hedging	Translation	Actuarial	Deferred	Total	other
	fair value	instruments	adjustment	gains	tax(2)	compre-		fair value	instruments	adjustment	gains	tax		compre-
				and		hensive					and			hensive
				losses(2)		income					losses			income
						of associates
						and joint
						ventures(3)

Balance as of January 1, 2019	(10)	(264)	15	(504)	232	(40)	(571)	(4)	(3)	237	(8)	1	223	(348)
Variation(1)	(18)	147	64	(60)	(29)	—	104	3	(3)	14	(2)	(1)	11	116
Balance as of December 31, 2019	(28)	(117)	78	(563)	203	(40)	(467)	(2)	(6)	251	(10)	1	234	(233)
Variation(1)	95	18	(334)	(15)	(8)	—	(244)	(1)	4	(80)	2	(0)	(75)	(319)
Balance as of December 31, 2020	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	0	159	(552)
Variation(1)	11	318	160	63	(98)	1	454	0	(1)	40	(4)	(0)	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	195	(62)

(1)	Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in USD and GBP held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies)

Including in 2020 a variation of (414) million euros of translation adjustments and a variation of 94 million euros related to assets at fair value

Including in 2019 a variation of 144 million euros related to hedging instruments and a variation of (62) million euros related to actuarial gains and losses

(2)	2019 and 2020 figures have been restated for the IFRS IC decision relating to the calculation of the obligations of some pension plans (see Note 2.3.1).
(3)	Amounts excluding translation adjustment.

Consolidated financial statements 2021	F-13

Consolidated statement of cash flows

(in millions of euros)	Note	2021	2020	2019
Operating activities
Consolidated net income		778	5,055	3,222
Non-monetary items and reclassified items for presentation		14,592	10,310	12,221
Operating taxes and levies	10.1.1	1,926	1,924	1,827
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(2,507)	(228)	(277)
Other gains and losses		(28)	(23)	(9)
Depreciation and amortization of fixed assets	8.2	7,074	7,134	7,110
Depreciation and amortization of financed assets	8.5	84	55	14
Depreciation and amortization of right-of-use assets	9.1	1,481	1,384	1,275
Changes in provisions	4-5-6-8	803	(504)	(484)
Reclassification of cumulative translation adjustment from liquidated entities		0	—	(12)
Impairment of goodwill	7.1	3,702	—	54
Impairment of fixed assets	8.3	17	30	(73)
Impairment of right-of-use assets	9.1	91	57	33
Share of profits (losses) of associates and joint ventures	11	(3)	2	(8)
Operational net foreign exchange and derivatives		30	(11)	9
Finance costs, net	13.2	782	1,314	1,261
Income tax	10.2.1	962	(848)	1,447
Share-based compensation		179	23	55
Changes in working capital and operating banking activities(1)		(177)	(640)	(934)
Decrease (increase) in inventories, gross		(126)	72	69
Decrease (increase) in trade receivables, gross		64	(488)	(45)
Increase (decrease) in trade payables		36	(122)	(85)
Changes in other customer contract assets and liabilities		140	(41)	(60)
Changes in other assets and liabilities (2)		(292)	(62)	(813)
Other net cash out		(3,956)	(2,028)	(4,319)
Operating taxes and levies paid		(1,880)	(1,929)	(1,939)
Dividends received		12	6	17
Interest paid and interest rates effects on derivatives, net (3)		(1,134)	(1,264)	(1,318)
Tax dispute for fiscal years 2005-2006		—	2,246	—
Income tax paid excluding the effect of the tax litigation for years 2005-2006		(954)	(1,086)	(1,079)
Net cash provided by operating activities (a)		11,236	12,697	10,190
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(8,580)	(7,176)	(7,582)
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(8,749)	(8,546)	(8,422)
Increase (decrease) in fixed assets payables		(72)	958	179
Investing donations received in advance		24	39	32
Sales of property, plant and equipment and intangible assets (5)		217	374	628
Cash paid for investment securities, net of cash acquired		(211)	(49)	(559)
Telekom Roumania Communications	3.2	(206)	—	—
SecureLink		—	—	(371)
SecureData		—	—	(95)
Other		(5)	(49)	(93)
Investments in associates and joint ventures		(3)	(7)	(2)
Purchases of equity securities measured at fair value		(76)	(67)	(44)
Proceeds from sales of investment securities, net of cash transferred		891	1	(16)
Orange Concessions	3.2	758	—	—
Swiatłowod Inwestycje Sp. z o.o (FiberCo in Poland)	3.2	132	—	—
Sales of BT	13.7	—	—	543
Other proceeds from sales of investment securities at fair value		95	18	1
Decrease (increase) in securities and other financial assets		1,908	1,716	(1,711)
Investments at fair value, excluding cash equivalents		936	1,568	(2,025)
Other(6)		972	148	314
Net cash used in investing activities (b)		(5,976)	(5,564)	(9,370)

Consolidated financial statements 2021	F-14

(in millions of euros)	Note	2021	2020	2019
Financing activities
Medium and long-term debt issuances	13.5-13.6	2,523	2,694	8,351
Medium and long-term debt redemptions and repayments(7)	13.5-13.6	(4,572)	(3,476)	(4,650)
Repayments of lease liabilities		(1,625)	(1,398)	(1,429)
Increase (decrease) of bank overdrafts and short-term borrowings		1,143	(413)	(945)
o/w redemption of subordinated notes reclassified in 2019 as short-term borrowings	15.4	—	(500)	—
Decrease (increase) of cash collateral deposits		988	(747)	590
Exchange rates effects on derivatives, net		201	37	26
Subordinated notes issuances (purchases) and other related fees	15.4	(311)	(12)	419
Coupon on subordinated notes	15.4	(238)	(280)	(276)
Proceeds (purchases) treasury shares	15.2	(199)	7	(34)
o/w employee share offering (Orange Together 2021)	6.3	(188)	—	—
o/w Orange Vision 2020 free share award plan		—	—	(27)
Capital increase (decrease) - non-controlling interests		5	2	79
Changes in ownership interests with no gain / loss of control		(403)	(3)	(7)
Dividends paid to owners of the parent company	15.3	(2,127)	(1,595)	(1,857)
Dividends paid to non-controlling interests	15.6	(218)	(226)	(243)
Net cash used in financing activities (c)		(4,834)	(5,410)	24
Net change in cash and cash equivalents (a) + (b) + (c)		427	1,724	844
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		8,145	6,481	5,634
Cash change in cash and cash equivalents		427	1,724	844
Non-cash change in cash and cash equivalents		50	(59)	3
o/w effect of exchange rates changes and other non-monetary effects		50	(59)	3
Cash and cash equivalents in the closing balance		8,621	8,145	6,481

(1)	Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2)	Excluding operating tax receivables and payables.
(3)	Including interests paid on lease liabilities for (120) million euros in 2021, (131) million euros in 2020 and (104) million euros in 2019 and interests paid on financed asset liabilities for (1) million euro in 2021, 2020 and 2019.
(4)	Acquisitions of financed assets for 40 million euros in 2021, 241 million euros in 2020 and 144 million euros in 2019 have no effect to the net cash used in investing activities.
(5)	Including proceeds from sale and lease-back transactions for 10 million euros in 2021, 227 million euros in 2020 and 381 million euros in 2019.
(6)	Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2), the reimbursement in 2020 of 97 million euros received by Orange in the context of the dispute with Digicel (see Note 18). In 2019, mainly included net repayments of debt securities of Orange Bank for 277 million euros.
(7)	Including TDIRA buy-backs (see Note 13.4)

Consolidated financial statements 2021	F-15

Note 1    Segment information

1.1    Segment revenue

(in millions of euros)	France
				Other	Eliminations
			Spain	European	Europe
				countries
December 31, 2021
Revenue(3)	18,092		4,720	5,870	(11)
Convergent services	4,697		1,870	850	—
Mobile-only services	2,276		880	2,007	—
Fixed-only services	3,872	(4)	435	652	—
IT & integration services	—		14	338	—
Wholesale	5,313		900	998	(11)
Equipment sales	1,226		621	869	—
Other revenue	708		1	155	0
External	17,489		4,672	5,776	—
Inter-operating segments	603		48	94	(11)

December 31, 2020
Revenue(3)	18,461		4,951	5,638	(9)
Convergent services	4,559		1,984	733	—
Mobile-only services	2,245		1,012	2,026	—
Fixed-only services	3,959	(4)	471	611	—
IT & integration services	—		8	301	—
Wholesale	5,866		916	1,017	(9)
Equipment sales	1,187		547	828	—
Other revenue	644		12	122	—
External	17,794		4,908	5,559	—
Inter-operating segments	667		43	79	(9)

December 31, 2019
Revenue(3)	18,154		5,280	5,783	(12)
Convergent services	4,397		2,092	623	—
Mobile-only services	2,324		1,161	2,143	—
Fixed-only services	4,086	(4)	501	644	—
IT & integration services	—		6	232	—
Wholesale	5,487		901	1,071	(12)
Equipment sales	1,351		620	898	—
Other revenue	509		0	173	—
External	17,492		5,230	5,695	—
Inter-operating segments	662		50	88	(12)

(1)	Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

Including, in 2020, revenue of 5,071 million euros in France, 13 million euros in Spain, 1,287 million euros in other European countries and 1,436 million euros in other countries.

Including, in 2019, revenue of 5,233 million euros in France, 21 million euros in Spain, 1,077 million euros in other European countries and 1,489 million euros in other countries.

(2)	Including revenue of 1,353 million euros in France in 2021, 1,305 million euros in 2020 and 1,374 million euros in 2019.
(3)	The description of different sources of revenue is presented in Note 4.1.
(4)	Including, in 2021, fixed only broadband revenue of 2,862 million euros and fixed only narrowband revenue of 1,010 million euros.

Including, in 2020, fixed only broadband revenue of 2,748 million euros and fixed only narrowband revenue of 1,212 million euros.

Including, in 2019, fixed only broadband revenue of 2,699 million euros and fixed only narrowband revenue of 1,387 million euros.

(5)	Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Including, in 2020, revenue of 1,237 million euros from voice services and revenue of 2,614 million euros from data services.

Including, in 2019, revenue of 1,289 million euros from voice services and revenue of 2,674 million euros from data services.

Consolidated financial statements 2021	F-16

(in millions of euros)	Europe	Africa &	Enterpri-se(1)		International	Eliminations	Total	Mobile	Eliminations	Orange
	Total	Middle-East			Carriers &		telecom	Financial	telecom	consolidated
					Shared		activities	Services	activities /	financial
					Services (2)				mobile	statements
									financial services
December 31, 2021
Revenue(3)	10,579	6,381	7,757		1,515	(1,795)	42,530	—	(7)	42,522
Convergent services	2,720	—	—		—	—	7,417	—	—	7,417
Mobile-only services	2,887	4,884	636		—	(31)	10,652	—	(0)	10,652
Fixed-only services	1,087	664	3,633	(5)	—	(168)	9,089	—	(1)	9,088
IT & integration services	352	31	3,195		—	(167)	3,411	—	(4)	3,407
Wholesale	1,886	654	42		1,056	(1,249)	7,702	—	0	7,702
Equipment sales	1,490	112	250		—	(8)	3,070	—	(0)	3,070
Other revenue	157	36	—		460	(172)	1,188	—	(2)	1,186
External	10,449	6,216	7,371		998	—	42,522	—	—	42,522
Inter-operating segments	131	165	386		517	(1,795)	7	—	(7)	—

December 31, 2020
Revenue(3)	10,580	5,834	7,807		1,450	(1,855)	42,277	—	(7)	42,270
Convergent services	2,717	—	—		—	—	7,276	—	—	7,276
Mobile-only services	3,038	4,420	649		—	(35)	10,317	—	(0)	10,317
Fixed-only services	1,083	562	3,851	(5)	—	(177)	9,278	—	(0)	9,277
IT & integration services	310	25	3,086		—	(164)	3,256	—	(4)	3,252
Wholesale	1,924	695	45		1,038	(1,313)	8,255	—	—	8,255
Equipment sales	1,375	89	175		—	(5)	2,821	—	(0)	2,821
Other revenue	134	43	—		412	(160)	1,073	—	(2)	1,072
External	10,467	5,660	7,405		944	—	42,270	—	—	42,270
Inter-operating segments	113	175	402		506	(1,855)	7	—	(7)	—

December 31, 2019
Revenue(3)	11,051	5,646	7,820		1,498	(1,926)	42,242	—	(4)	42,238
Convergent services	2,714	—	—		—	—	7,111	—	—	7,111
Mobile-only services	3,304	4,230	727		—	(40)	10,545	—	(0)	10,544
Fixed-only services	1,145	493	3,963	(5)	—	(178)	9,509	—	(0)	9,508
IT & integration services	239	14	2,909		—	(155)	3,006	—	(3)	3,004
Wholesale	1,959	780	34		1,077	(1,404)	7,933	—	—	7,933
Equipment sales	1,518	96	187		—	(6)	3,146	—	(0)	3,146
Other revenue	173	32	—		421	(142)	992	—	(1)	991
External	10,925	5,430	7,437		955	—	42,238	—	—	42,238
Inter-operating segments	126	216	383		543	(1,926)	4	—	(4)	—

Consolidated financial statements 2021	F-17

1.2    Segment revenue to consolidated net income in 2021

(in millions of euros)	France				Europe
		Spain	Other	Elimina-	Total
			European	tions
			countries	Europe

Revenue	18,092	4,720	5,870	(11)	10,579
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)
Other operating income	1,274	161	192	(0)	353
Other operating expenses	(526)	(171)	(179)	—	(350)
Labor expenses	(3,657)	(268)	(665)	—	(932)
Operating taxes and levies	(838)	(163)	(96)	—	(259)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(84)	—	—	—	—
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	—	(446)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(3)	(1)	—	—	—	—
Interests on lease liabilities(3)	(8)	(14)	(15)	—	(29)
EBITDAaL (1)	6,867	1,251	1,579	—	2,830
Significant litigations (1)	(128)	—	—	—	—
Specific labour expenses (1)	(959)	—	(2)	—	(2)
Fixed assets, investments and businesses portfolio review (1)	(2)	—	359	—	359
Restructuring programs costs (1)	(10)	(180)	(31)	—	(211)
Acquisition and integration costs (1)	(7)	—	(25)	—	(25)
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	—	(2,204)
Reclassification of translation adjustment from liquidated entities	—	—	—	—	—
Impairment of goodwill	—	(3,702)	—	—	(3,702)
Impairment of fixed assets	(1)	—	(13)	—	(13)
Share of profits (losses) of associates and joint ventures	(8)	—	5	—	5
Elimination of interests on debts related to financed assets(3)	1	—	—	—	—
Elimination of interests on lease liabilities(3)	8	14	15	—	29
Operating Income	2,653	(3,724)	791	—	(2,933)
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(3)
Other net financial expenses
Finance costs, net
Income taxes
Consolidated net income

(1)	See Note 1.9. for EBITDAaL adjustments.
(2)	Mobile Financial Services's net banking income is recognized in other operating income and amounts to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounts to (46) million euros in 2021.
(3)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated financial statements 2021	F-18

(in millions of euros)	Africa &	Enterprise	Interna-	Elimination	Total	Mobile	Elimina-	Total	Presenta-	Orange
	Middle-		tional	telecom	telecom	Financial	tions		tion adjust-	consoli-
	East		Carriers &	activities	activities	Services(2)	telecom		ments(3)	dated
			Shared				activites /			financial
			Services				mobile			statements
							financial
							services

Revenue	6,381	7,757	1,515	(1,795)	42,530	—	(7)	42,522	—	42,522
External purchases	(2,502)	(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
Other operating income	52	173	2,096	(3,328)	620	114	(4)	730	53	783
Other operating expenses	(243)	(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
Labor expenses	(535)	(2,119)	(1,298)	—	(8,542)	(84)	—	(8,626)	(1,291)	(9,917)
Operating taxes and levies	(644)	(80)	(66)	—	(1,887)	(3)	—	(1,890)	(36)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	2,507	2,507
Restructuring costs	—	—	—	—	—	—	—	—	(331)	(331)
Depreciation and amortization of financed assets	—	—	—	—	(84)	—	—	(84)	—	(84)
Depreciation and amortization of right-of-use assets	(176)	(147)	(407)	—	(1,478)	(3)	—	(1,481)	—	(1,481)
Impairment of right-of-use assets	—	—	—	—	—	—	—	—	(91)	(91)
Interests on debts related to financed assets(3)	—	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(3)	(67)	(7)	(8)	—	(119)	(0)	—	(120)	120	n/a
EBITDAaL (1)	2,265	970	(237)	(0)	12,696	(131)	1	12,566	744	n/a
Significant litigations (1)	—	—	(6)	—	(134)	—	—	(134)	134	n/a
Specific labour expenses (1)	(0)	(123)	(190)	—	(1,274)	(3)	—	(1,276)	1,276	n/a
Fixed assets, investments and businesses portfolio review (1)	2	3	2,146	—	2,507	—	—	2,507	(2,507)	n/a
Restructuring programs costs (1)	(41)	(5)	(145)	—	(412)	(11)	—	(422)	422	n/a
Acquisition and integration costs (1)	—	(1)	(16)	—	(49)	(2)	—	(51)	51	n/a
Depreciation and amortization of fixed assets	(1,012)	(378)	(335)	—	(7,038)	(36)	—	(7,074)	—	(7,074)
Reclassification of translation adjustment from liquidated entities	—	(0)	—	—	—	—	—	(0)	—	(0)
Impairment of goodwill	—	—	—	—	(3,702)	—	—	(3,702)	—	(3,702)
Impairment of fixed assets	(1)	—	(2)	—	(17)	—	—	(17)	—	(17)
Share of profits (losses) of associates and joint ventures	10	1	(5)	—	3	—	—	3	—	3
Elimination of interests on debts related to financed assets(3)	—	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(3)	67	7	8	—	119	—	—	120	(120)	n/a
Operating Income	1,291	474	1,217	(0)	2,702	(182)	1	2,521	(0)	2,521
Cost of gross financial debt except financed assets										(829)
Interests on debts related to financed assets(3)										(1)
Gains (losses) on assets contributing to net financial debt										(3)
Foreign exchange gain (loss)										65
Interests on lease liabilities(3)										(120)
Other net financial expenses										106
Finance costs, net										(782)
Income taxes										(962)
Consolidated net income										778

Consolidated financial statements 2021	F-19

1.3    Segment revenue to consolidated net income in 2020

(in millions of euros)	France				Europe
			Other	Elimina-
		Spain	European	tions	Total
			countries	Europe
Revenue	18,461	4,951	5,638	(9)	10,580
External purchases	(7,101)	(2,774)	(3,194)	9	(5,959)
Other operating income	1,303	141	153	(0)	293
Other operating expenses	(592)	(185)	(173)	0	(358)
Labor expenses	(3,663)	(280)	(632)	—	(912)
Operating taxes and levies	(955)	(148)	(90)	—	(238)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(55)	—	—	—	—
Depreciation and amortization of right-of-use assets	(225)	(260)	(183)	—	(443)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(3)	(1)	—	—	—	—
Interests on lease liabilities(3)	(8)	(12)	(19)	—	(30)
EBITDAaL (1)	7,163	1,433	1,499	—	2,932
Significant litigations (1)	(199)	—	—	—	—
Specific labour expenses (1)	(7)	—	2	—	2
Fixed assets, investments and businesses portfolio review (1)	21	22	14	—	36
Restructuring programs costs (1)	(5)	(0)	(2)	—	(2)
Acquisition and integration costs (1)	(1)	—	(7)	—	(7)
Depreciation and amortization of fixed assets	(3,157)	(1,059)	(1,129)	—	(2,187)
Reclassification of translation adjustment from liquidated entities	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—
Impairment of fixed assets	(15)	—	(8)	—	(8)
Share of profits (losses) of associates and joint ventures	(1)	—	0	—	0
Elimination of interests on debts related to financed assets(3)	1	—	—	—	—
Elimination of interests on lease liabilities(3)	8	12	19	—	30
Operating Income	3,809	407	389	—	796
Cost of gross financial debt except financed assets	—	—	—	—	—
Interests on debts related to financed assets(3)	—	—	—	—	—
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—
Foreign exchange gain (loss)	—	—	—	—	—
Interests on lease liabilities(3)	—	—	—	—	—
Other net financial expenses	—	—	—	—	—
Finance costs, net	—	—	—	—	—
Income Taxes	—	—	—	—	—
Consolidated net income	—	—	—	—	—

(1)	See Note 1.9. for EBITDAaL adjustments.
(2)	Mobile Financial Services's net banking income is recognized in other operating income and amounts to 69 million euros in 2020. The cost of risk is included in other operating expenses and amounts to (31) million euros in 2020.
(3)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated financial statements 2021	F-20

(in millions of euros)	Africa &	Entreprise	Interna-tional	Elimina-tion	Total	Mobile	Elimina-tions	Total	Presenta-	Orange
	Middle-East		Carriers &	telecom	telecom	Financial	telecom		tion	consoli-
			Shared	activities	activities	Services(2)	activities/mobile		adjust-	dated financial
			Services				financial services		ments(3)	statements
Revenue	5,834	7,807	1,450	(1,855)	42,277	—	(7)	42,270	—	42,270
External purchases	(2,443)	(4,019)	(1,951)	3,891	(17,582)	(108)	6	(17,684)	(6)	(17,691)
Other operating income	76	161	2,076	(3,371)	539	75	(9)	604	—	604
Other operating expenses	(212)	(646)	(51)	1,335	(524)	(47)	11	(560)	(229)	(789)
Labor expenses	(514)	(2,027)	(1,274)	—	(8,390)	(75)	—	(8,465)	(25)	(8,490)
Operating taxes and levies	(552)	(102)	(75)	—	(1,923)	(1)	—	(1,924)	—	(1,924)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	228	228
Restructuring costs	—	—	—	—	—	—	—	—	(25)	(25)
Depreciation and amortization of financed assets	—	—	—	—	(55)	—	—	(55)	—	(55)
Depreciation and amortization of right-of-use assets	(158)	(145)	(410)	—	(1,380)	(3)	—	(1,384)	—	(1,384)
Impairment of right-of-use assets	—	—	—	—	—	—	—	—	(57)	(57)
Interests on debts related to financed assets(3)	—	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(3)	(67)	(5)	(9)	—	(120)	(0)	—	(120)	120	n/a
EBITDAaL (1)	1,964	1,023	(244)	-	12,839	(160)	1	12,680	6	n/a
Significant litigations (1)	—	—	(13)	—	(211)	—	—	(211)	211	n/a
Specific labour expenses (1)	(0)	2	(9)	—	(12)	(0)	—	(12)	12	n/a
Fixed assets, investments and businesses portfolio review (1)	6	14	151	—	228	—	—	228	(228)	n/a
Restructuring programs costs (1)	(5)	(9)	(59)	—	(80)	(3)	—	(83)	83	n/a
Acquisition and integration costs (1)	(2)	(6)	(15)	—	(32)	(5)	—	(37)	37	n/a
Depreciation and amortization of fixed assets	(1,011)	(410)	(342)	—	(7,106)	(28)	—	(7,134)	—	(7,134)
Reclassification of translation adjustment from liquidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—	—	—	—
Impairment of fixed assets	(0)	—	(7)	—	(30)	—	—	(30)	—	(30)
Share of profits (losses) of associates and joint ventures	8	1	(9)	—	(2)	—	—	(2)	—	(2)
Elimination of interests on debts related to financed assets(3)	—	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(3)	67	5	9	—	120	0	—	120	(120)	n/a
Operating Income	1,027	621	(538)	—	5,715	(195)	1	5,521	—	5,521
Cost of gross financial debt except financed assets	—	—	—		—	—	—	—	—	(1,099)
Interests on debts related to financed assets(3)	—	—	—		—	—	—	—	—	(1)
Gains (losses) on assets contributing to net financial debt	—	—	—		—	—	—	—	—	(1)
Foreign exchange gain (loss)	—	—	—		—	—	—	—	—	(103)
Interests on lease liabilities(3)	—	—	—		—	—	—	—	—	(120)
Other net financial expenses	—	—	—		—	—	—	—	—	11
Finance costs, net	—	—	—		—	—	—	—	—	(1,314)
Income Taxes	—	—	—		—	—	—	—	—	848
Consolidated net income	—	—	—		—	—	—	—	—	5,055

Consolidated financial statements 2021	F-21

1.4    Segment revenue to consolidated net income in 2019

(in millions of euros)	France				Europe
		Spain	Other	Elimina-	Total
			European	tions
			countries	Europe
Revenue	18,154	5,280	5,783	(12)	11,051
External purchases	(7,036)	(2,907)	(3,318)	12	(6,213)
Other operating income	1,392	221	148	(0)	369
Other operating expenses	(553)	(207)	(173)	0	(380)
Labor expenses	(3,730)	(271)	(678)	—	(949)
Operating taxes and levies	(893)	(160)	(84)	—	(244)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(14)	—	—	—	—
Depreciation and amortization of right-of-use assets	(175)	(298)	(168)	—	(466)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(3)	(1)	—	—	—	—
Interests on lease liabilities(3)	(9)	(12)	(21)	—	(32)
EBITDAaL(1)	7,135	1,646	1,489	—	3,136
Significant litigations(1)	—	—	—	—	—
Specific labour expenses(1)	(32)	—	2	—	2
Fixed assets, investments and businesses portfolio review(1)	4	56	63	—	120
Restructuring programs costs(1)	(45)	(12)	(55)	—	(67)
Acquisition and integration costs(1)	—	—	(5)	—	(5)
Depreciation and amortization of fixed assets	(3,179)	(1,076)	(1,119)	—	(2,195)
Reclassification of translation adjustment from liquidated entities	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—
Impairment of fixed assets	(1)	—	(15)	—	(15)
Share of profits (losses) of associates and joint ventures	—	—	1	—	1
Elimination of interests on debts related to financed assets(3)	1	—	—	—	—
Elimination of interests on lease liabilities(3)	9	12	21	—	32
Operating Income	3,892	626	383	—	1,009
Cost of gross financial debt except financed assets	—	—	—	—	—
Interests on debts related to financed assets(3)	—	—	—	—	—
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—
Foreign exchange gain (loss)	—	—	—	—	—
Interests on lease liabilities(3)	—	—	—	—	—
Other net financial expenses	—	—	—	—	—
Effects resulting from BT sale	—	—	—	—	—
Finance costs, net	—	—	—	—	—
Income Taxes	—	—	—	—	—
Consolidated net income	—	—	—	—	—

(1)	See Note 1.9. for EBITDAaL adjustments.
(2)	Mobile Financial Services's net banking income is recognized in other operating income and amounts to 40 million euros in 2019. The cost of risk is included in other operating expenses and amounts to (10) million euros in 2019.
(3)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated financial statements 2021	F-22

(in millions of euros)	Africa &	Enterprise	Interna-tional	Elimina-tion	Total	Mobile	Elimina-tions	Total	Presenta-tion	Orange
	Middle-East		Carriers &	telecom	telecom	Financial	telecom		adjust-ments(3)	consoli-dated
			Shared	activities	activities	Services(2)	activities/			financial
			Services				mobile			statements
							financial
							services
Revenue	5,646	7,820	1,498	(1,926)	42,242	—	(4)	42,238	—	42,238
External purchases	(2,451)	(3,991)	(2,041)	3,962	(17,769)	(96)	5	(17,860)	—	(17,860)
Other operating income	72	169	2,088	(3,396)	694	43	(17)	720	—	720
Other operating expenses	(245)	(634)	(63)	1,360	(515)	(29)	17	(527)	(72)	(599)
Labor expenses	(507)	(1,949)	(1,261)	—	(8,397)	(73)	—	(8,470)	(24)	(8,494)
Operating taxes and levies	(495)	(115)	(80)	—	(1,827)	(1)	—	(1,827)	—	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	277	277
Restructuring costs	—	—	—	—	—	—	—	—	(132)	(132)
Depreciation and amortization of financed assets	—	—	—	—	(14)	—	—	(14)	—	(14)
Depreciation and amortization of right-of-use assets	(135)	(104)	(391)	—	(1,272)	(3)	—	(1,274)	—	(1,274)
Impairment of right-of-use assets	—	—	—	—	—	—	—	—	(33)	(33)
Interests on debts related to financed assets(3)	—	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(3)	(72)	(4)	(10)	—	(128)	—	—	(129)	129	n/a
EBITDAaL(1)	1,814	1,191	(261)	—	13,015	(160)	1	12,856	144	n/a
Significant litigations(1)	—	—	(49)	—	(49)	—	—	(49)	49	n/a
Specific labour expenses(1)	—	1	6	—	(23)	—	—	(23)	23	n/a
Fixed assets, investments and businesses portfolio review(1)	(19)	—	172	—	277	—	—	277	(277)	n/a
Restructuring programs costs(1)	(4)	(16)	(31)	—	(163)	(2)	—	(165)	165	n/a
Acquisition and integration costs(1)	—	(11)	(8)	—	(24)	—	—	(24)	24	n/a
Depreciation and amortization of fixed assets	(972)	(399)	(340)	—	(7,086)	(24)	—	(7,110)	—	(7,110)
Reclassification of translation adjustment from liquidated entities	2	—	10	—	12	—	—	12	—	12
Impairment of goodwill	(54)	—	—	—	(54)	—	—	(54)	—	(54)
Impairment of fixed assets	89	1	(1)	—	73	—	—	73	—	73
Share of profits (losses) of associates and joint ventures	12	1	(7)	—	8	—	—	8	—	8
Elimination of interests on debts related to financed assets(3)	—	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(3)	72	4	10	—	128	—	—	129	(129)	n/a
Operating Income	940	772	(499)	—	6,114	(186)	1	5,930	—	5,930
Cost of gross financial debt except financed assets	—	—	—	—	—	—	—	—	—	(1,108)
Interests on debts related to financed assets(3)	—	—	—	—	—	—	—	—	—	(1)
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—	—	—	—	—	5
Foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	76
Interests on lease liabilities(3)	—	—	—	—	—	—	—	—	—	(129)
Other net financial expenses	—	—	—	—	—	—	—	—	—	15
Effects resulting from BT sale	—	—	—	—	—	—	—	—	—	(119)
Finance costs, net	—	—	—	—	—	—	—	—	—	(1,261)
Income Taxes	—	—	—	—	—	—	—	—	—	(1,447)
Consolidated net income	—	—	—	—	—	—	—	—	—	3,222

Consolidated financial statements 2021	F-23

1.5    Segment investments

(in millions of euros)	France
		Spain	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2021
eCapex (1)	4,117	980	913	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	—
Telecommunications licenses	264	618	32	—
Financed assets	40	0	0	—
Total investments (4)	4,471	1,598	1,010	—

December 31, 2020
eCapex (1)	3,748	969	878	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	136	75	22	—
Telecommunications licenses	876	6	67	—
Financed assets	241	—	—	—
Total investments (4)	5,001	1,050	967	—

December 31, 2019
eCapex (1)	4,052	812	869	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	95	185	103	—
Telecommunications licenses	—	298	9	—
Financed assets	144	—	—	—
Total investments (4)	4,291	1,296	982	—

(1)	See Note 1.9 for eCapex definition.
(2)	Including investments in intangible assets and property, plant and equipment in France for 206 million euros in 2021, 218 million euros in 2020 and 254 million euros in 2019.
(3)	Including investments in intangible assets and property, plant and equipment in France for 271 million euros in 2021, 303 million euros in 2020 and 336 million euros in 2019.
(4)	Including 2,842 million euros for other intangible assets and 5,947 million euros for tangible assets in 2021.

Including 2,940 million euros for other intangible assets and 5,848 million euros for tangible assets in 2020.

Including 2,385 million euros for other intangible assets and 6,181 million euros for tangible assets in 2019.

Consolidated financial statements 2021	F-24

(in millions of euros)	Europe	Africa &	Enterprise(2)	International	Eliminations	Total	Mobile	Eliminations	Orange
	Total	Middle-East		Carriers	telecom	telecom	Financial	telecom	consolidated
				& Shared	activities	activities	Services	activities/	financial
				Services(3)	and			mobile	statements
					unallocated			financial
					items			services

December 31, 2021
eCapex (1)	1,893	1,064	318	243	—	7,636	24	—	7,660
Elimination of proceeds from sales of property, plant and equipment and intangible assets	66	5	7	36	—	163	—	—	163
Telecommunications licenses	650	12	0	—	—	926	—	—	926
Financed assets	—	—	—	—	—	40	—	—	40
Total investments (4)	2,609	1,082	325	279	—	8,766	24	—	8,789

December 31, 2020
eCapex (1)	1,847	1,036	339	133	—	7,102	30	—	7,132
Elimination of proceeds from sales of property, plant and equipment and intangible assets	97	9	23	180	—	444	—	—	444
Telecommunications licenses	73	20	0	0	—	969	—	—	969
Financed assets	—	—	—	—	—	241	—	—	241
Total investments (4)	2,017	1,065	362	313	—	8,757	30	—	8,787

December 31, 2019
eCapex (1)	1,681	987	404	141	—	7,265	28	—	7,293
Elimination of proceeds from sales of property, plant and equipment and intangible assets	289	13	5	208	—	610	—	—	610
Telecommunications licenses	308	212	0	0	—	519	—	—	519
Financed assets	—	—	—	—	—	144	—	—	144
Total investments (4)	2,277	1,211	410	348	—	8,538	28	—	8,565

Consolidated financial statements 2021	F-25

1.6    Segment assets

(in millions of euros)	France
		Spain	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2021
Goodwill	14,364	3,170	2,910	—
Other intangible assets	4,543	2,259	1,727	—
Property, plant and equipment	16,975	3,834	3,967	—
Right-of-use assets	2,014	1,093	1,104	—
Interests in associates and joint ventures	1,061	—	303	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	16	15	—
Total non-current assets	38,966	10,372	10,025	—
Inventories	438	61	176	—
Trade receivables	2,125	643	1,147	1
Other customer contract assets	379	176	407	—
Prepaid expenses	35	417	69	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	737	72	183	—
Total current assets	3,713	1,368	1,982	1
Total assets	42,679	11,740	12,007	1

December 31, 2020
Goodwill	14,364	6,872	2,640	—
Other intangible assets	4,957	1,852	1,795	—
Property, plant and equipment	16,038	3,750	3,903	—
Right-of-use assets	1,523	1,129	1,052	—
Interests in associates and joint ventures	9	—	5	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	17	25	—
Total non-current assets	36,900	13,619	9,421	—
Inventories	361	57	162	—
Trade receivables	1,975	645	1,046	(0)
Other customer contract assets	386	154	367	—
Prepaid expenses	53	492	51	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	803	117	79	—
Total current assets	3,578	1,465	1,705	(0)
Total assets	40,477	15,085	11,126	(0)

December 31, 2019
Goodwill	14,364	6,872	2,665	—
Other intangible assets	3,968	1,961	1,941	—
Property, plant and equipment	15,308	3,673	4,109	—
Right-of-use assets	1,174	1,123	1,068	—
Interests in associates and joint ventures	3	—	5	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	10	17	22	—
Total non-current assets	34,827	13,645	9,811	—
Inventories	463	61	149	—
Trade receivables	1,477	667	1,210	3
Other customer contract assets	432	150	380	—
Prepaid expenses	41	401	43	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	699	62	74	—
Total current assets	3,113	1,341	1,855	3
Total assets	37,940	14,986	11,666	3

(1)	Including intangible and tangible assets for 564 million euros in France in 2021, 573 million euros in 2020 and 642 million euros in 2019.
(2)	Including intangible and tangible assets for 1,687 million euros in France in 2021, 1,731 million euros in 2020 and 1,736 million euros in 2019. Intangible assets also include the Orange brand for 3,133 million euros.

Consolidated financial statements 2021	F-26

(in millions of euros)	Europe	Africa &	Enterprise		International		Eliminations		Total	Mobile		Eliminations	Orange
	Total	Middle-East			Carriers		telecom		telecom	Financial		telecom	consolidated
					& Shared		activities		activities	Services		activities /	financial
					Services		and					mobile	statements
							unallocated					financial
							items					services

December 31, 2021
Goodwill	6,079	1,465	2,237		18		—		24,163	28		—	24,192
Other intangible assets	3,985	1,974	622	(1)	3,728	(2)	—		14,852	88		—	14,940
Property, plant and equipment	7,801	4,113	466	(1)	1,125	(2)	(0)		30,479	5		—	30,484
Right-of-use assets	2,197	918	478		2,074		—		7,681	21		—	7,702
Interests in associates and joint ventures	303	67	2		6		(0)		1,440	—		—	1,440
Non-current assets included in the calculation of net financial debt	—	—	—		—		709		709	—		—	709
Other	31	32	43		39		1,725		1,878	919	(4)	(27)	2,769
Total non-current assets	20,396	8,569	3,848		6,990		2,433		81,202	1,062		(27)	82,236
Inventories	237	93	70		114		(0)		951	0		—	952
Trade receivables	1,791	833	1,162		904		(774)		6,040	91		(103)	6,029
Other customer contract assets	583	13	485		0		0		1,460	—		—	1,460
Prepaid expenses	486	200	95		53		(30)		839	14		(1)	851
Current assets included in the calculation of net financial debt	0	0	0		0		10,462		10,462	—		—	10,462
Other	255	1,484	214		389		163		3,241	2,848	(5)	(9)	6,080
Total current assets	3,351	2,623	2,026		1,460		9,821		22,994	2,953		(113)	25,834
Total assets	23,747	11,192	5,873		8,450		12,255		104,196	4,015		(140)	108,071

December 31, 2020
Goodwill	9,512	1,443	2,225		18		—		27,561	35		—	27,596
Other intangible assets	3,647	2,046	640	(1)	3,753	(2)	—		15,042	93		—	15,135
Property, plant and equipment	7,653	3,751	488	(1)	1,139	(2)	—		29,069	6		—	29,075
Right-of-use assets	2,181	921	456		1,898		—		6,979	30		—	7,009
Interests in associates and joint ventures	5	70	2		12		—		98	—		—	98
Non-current assets included in the calculation of net financial debt	—	—	—		—		774		774	—		—	774
Other	42	26	31		20		1,576	(3)	1,704	1,219	(4)	(27)	2,896
Total non-current assets	23,040	8,257	3,840		6,840		2,350		81,226	1,383		(27)	82,582
Inventories	219	77	57		100		—		814	—		—	814
Trade receivables	1,691	769	1,081		890		(761)		5,645	30		(55)	5,620
Other customer contract assets	521	13	317		—		—		1,236	—		—	1,236
Prepaid expenses	542	131	77		66		(28)		841	9		(1)	850
Current assets included in the calculation of net financial debt	—	—	—		—		11,260		11,260	—		—	11,260
Other	197	1,196	200		386		155		2,937	2,381	(5)	(4)	5,313
Total current assets	3,170	2,185	1,733		1,442		10,627		22,734	2,421		(61)	25,094
Total assets	26,210	10,442	5,573		8,282		12,977		103,961	3,804		(88)	107,676

December 31, 2019
Goodwill	9,537	1,481	2,245		18		—		27,644	—		—	27,644
Other intangible assets	3,903	2,318	695	(1)	3,766	(2)	—		14,649	88		—	14,737
Property, plant and equipment	7,782	3,674	526	(1)	1,128	(2)	—		28,418	5		—	28,423
Right-of-use assets	2,190	1,107	387		1,815		—		6,674	26		—	6,700
Interests in associates and joint ventures	5	84	1		10		—		103	—		—	103
Non-current assets included in the calculation of net financial debt	—	—	—		—		685		685	—		—	685
Other	39	22	25		19		2,052	(3)	2,168	1,268	(4)	(27)	3,409
Total non-current assets	23,456	8,686	3,878		6,757		2,736		80,342	1,387		(27)	81,701
Inventories	211	76	60		96		—		906	—		—	906
Trade receivables	1,879	720	1,067		974		(773)		5,343	1		(24)	5,320
Other customer contract assets	529	11	237		—		—		1,209	—		—	1,209
Prepaid expenses	444	87	143		26		(16)		725	5		—	730
Current assets included in the calculation of net financial debt	—	—	—		—		10,820		10,820	—		—	10,820
Other	136	968	216		330		145		2,494	3,511	(5)	(3)	6,002
Total current assets	3,199	1,862	1,723		1,426		10,176		21,498	3,517		(28)	24,987
Total assets	26,655	10,549	5,601		8,182		12,912		101,840	4,904		(55)	106,689

(3)	2019 and 2020 figures have been restated of the IFRS IC decision on the calculation of obligations relating to certain defined benefit pension plans (see Note 2.3.1).
(4)	Including 900 million euros of non-current financial assets related to Mobile Financial Services in 2021, 1,210 million euros in 2020 and 1,259 million euros in 2019 (see Note 17.1.1).
(5)	Including 2,385 million euros of current financial assets related to Mobile Financial Services in 2021 (of which 433 million euros related to trade receivables sold by Orange Spain), 2,077 million euros in 2020 (of which 183 million euros related to trade receivables sold by Orange Spain) and 3,098 million euros in 2019 (see Note 17.1.1).

Consolidated financial statements 2021	F-27

1.7    Segment equity and liabilities

(in millions of euros)	France
			Spain	Other	Elimina-
				European	tions
				countries	Europe
December 31, 2021
Equity	—		—	—	—
Non-current lease liabilities	1,668		1,015	941	—
Non-current fixed assets payables	639		462	165	—
Non-current employee benefits	1,643		5	21	—
Non-current liabilities included in the calculation of net financial debt	—		—	—	—
Other	578		57	327	—
Total non-current liabilities	4,528		1,539	1,454	—
Current lease liabilities	312		193	198	—
Current fixed assets payables	1,402		551	450	—
Trade payables	2,804		782	992	1
Customer contracts liabilities	942		182	518	—
Current employee benefits	1,210		43	111	—
Deferred income	—		84	20	—
Current liabilities included in the calculation of net financial debt	—		—	—	—
Other	795		218	266	—
Total current liabilities	7,465		2,053	2,555	1
Total equity and liabilities	11,993		3,592	4,009	1

December 31, 2020
Equity	—		—	—	—
Non-current lease liabilities	1,238		977	904	—
Non-current fixed assets payables	613		339	186	—
Non-current employee benefits	1,007	(3)	9	15	—
Non-current liabilities included in the calculation of net financial debt	—		—	—	—
Other	583		65	302	—
Total non-current liabilities	3,442		1,389	1,407	—
Current lease liabilities	240		277	186	—
Current fixed assets payables	1,564		655	413	—
Trade payables	2,646		987	880	(0)
Customer contracts liabilities	940		103	303	—
Current employee benefits	1,166		38	101	—
Deferred income	2		114	5	—
Current liabilities included in the calculation of net financial debt	—		—	—	—
Other	670		131	242	—
Total current liabilities	7,229		2,304	2,129	(0)
Total equity and liabilities	10,670		3,692	3,536	(0)

December 31, 2019
Equity	—		—	—	—
Non-current lease liabilities	961		945	902	—
Non-current fixed assets payables	35		366	251	—
Non-current employee benefits	1,309	(3)	17	34	—
Non-current liabilities included in the calculation of net financial debt	—		—	—	—
Other	574		80	301	—
Total non-current liabilities	2,878		1,409	1,487	—
Current lease liabilities	170		284	192	—
Current fixed assets payables	1,144		563	407	—
Trade payables	2,682		1,051	935	3
Customer contracts liabilities	1,015		98	335	—
Current employee benefits	1,224		33	110	—
Deferred income	2		—	6	—
Current liabilities included in the calculation of net financial debt	0		—	—	—
Other	781		178	268	—
Total current liabilities	7,017		2,207	2,252	3
Total equity and liabilities	9,894		3,616	3,739	3

(1)	Including in 2021, 86 million euros of non-current financial liabilities, 102 million euros in 2020 and 101 million euros in 2019.
(2)	Including in 2021, 3,161 million euros of current financial liabilities related to Mobile Financial Services activities, 3,128 million euros in 2020 and 4,280 million euros in 2019 (see Note 17.1).
(3)	2019 and 2020 figures have been restated of the IFRS IC decision on the calculation of obligations relating to certain defined benefit pension plans (see Note 2.3.1).

Consolidated financial statements 2021	F-28

(in millions of euros)	Europe	Africa &	Enterprise		International		Eliminations		Total	Mobile		Eliminations	Orange
	Total	Middle-East			Carriers		telecom		telecom	Financial		telecom	consolidated
					& Shared		activities		activities	Services		activities /	financial
					Services		and					mobile	statements
							unallocated					financial
							items					services

December 31, 2021
Equity	—	—	—		—		35,806		35,806	(445)		—	35,361
Non-current lease liabilities	1,956	805	378		1,863		—		6,669	27		—	6,696
Non-current fixed assets payables	627	104	0		0		—		1,370	—		—	1,370
Non-current employee benefits	26	80	277		760		(0)		2,787	11		—	2,798
Non-current liabilities included in the calculation of net financial debt	—	—	—		—		32,083		32,083	—		—	32,083
Other	385	74	20		52		1,312		2,421	93	(1)	(27)	2,487
Total non-current liabilities	2,993	1,063	676		2,675		33,395		45,330	131		(27)	45,434
Current lease liabilities	391	181	106		375		(0)		1,364	4		—	1,369
Current fixed assets payables	1,001	543	58		107		0		3,110	1		—	3,111
Trade payables	1,774	1,139	771		969		(774)		6,684	157		(103)	6,738
Customer contracts liabilities	700	130	599		170		(28)		2,513	0		(1)	2,512
Current employee benefits	154	82	446		395		(0)		2,289	27		—	2,316
Deferred income	104	31	35		9		(2)		176	3		(0)	180
Current liabilities included in the calculation of net financial debt	—	—	—		—		3,549		3,549	—		(4)	3,545
Other	485	1,833	278		570		(587)		3,374	4,136	(2)	(5)	7,505
Total current liabilities	4,609	3,939	2,294		2,595		2,158		23,060	4,329		(113)	27,276
Total equity and liabilities	7,602	5,002	2,970		5,270		71,360		104,196	4,015		(140)	108,071

December 31, 2020
Equity	—	—	—		—		37,413	(3)	37,413	(213)		—	37,200
Non-current lease liabilities	1,881	825	346		1,553		—		5,843	31		—	5,875
Non-current fixed assets payables	525	153	—		—		—		1,291	—		—	1,291
Non-current employee benefits	23	72	216	(3)	656	(3)	—		1,975	8		—	1,984
Non-current liabilities included in the calculation of net financial debt	—	—	—		—		30,858		30,858	—		—	30,858
Other	367	69	39		44		990		2,092	110	(1)	(27)	2,175
Total non-current liabilities	2,796	1,119	602		2,253		31,847		42,059	150		(27)	42,182
Current lease liabilities	463	141	118		529		—		1,491	5		—	1,496
Current fixed assets payables	1,068	523	60		135		(1)		3,349	—		—	3,349
Trade payables	1,867	1,066	745		848		(761)		6,411	120		(55)	6,475
Customer contracts liabilities	405	126	422		119		(27)		1,985	—		(1)	1,984
Current employee benefits	138	72	415		374		—		2,166	27		—	2,192
Deferred income	119	36	1		6		(0)		165	—		—	165
Current liabilities included in the calculation of net financial debt	—	—	—		—		5,207		5,207	—		(2)	5,205
Other	373	1,435	257		900		80		3,714	3,715	(2)	(2)	7,427
Total current liabilities	4,432	3,398	2,019		2,911		4,498		24,488	3,867		(61)	28,294
Total equity and liabilities	7,229	4,517	2,622		5,165		73,757		103,960	3,804		(88)	107,676

December 31, 2019
Equity	—	—	—		—		34,577	(3)	34,577	(16)		—	34,561
Non-current lease liabilities	1,847	979	288		1,490		—		5,564	29		—	5,593
Non-current fixed assets payables	616	166	—		—		—		817	—		—	817
Non-current employee benefits	51	68	240	(3)	676	(3)	—		2,343	9		—	2,353
Non-current liabilities included in the calculation of net financial debt	—	—	—		—		33,562		33,562	—		—	33,562
Other	382	55	39		55		849		1,954	109	(1)	(27)	2,035
Total non-current liabilities	2,896	1,268	566		2,221		34,411		42,240	147		(27)	44,360
Current lease liabilities	477	157	110		422		—		1,335	4		—	1,339
Current fixed assets payables	970	529	72		135		(1)		2,848	—		—	2,848
Trade payables	1,989	1,136	784		763		(773)		6,581	125		(24)	6,682
Customer contracts liabilities	433	123	412		126		(15)		2,094	—		—	2,093
Current employee benefits	142	71	407		411		—		2,254	6		—	2,261
Deferred income	6	36	1		7		—		51	—		—	51
Current liabilities included in the calculation of net financial debt	—	—	—		—		3,950		3,950	—		(3)	3,947
Other	446	1,211	283		846		341		3,908	4,638	(2)	—	8,545
Total current liabilities	4,461	3,264	2,068		2,711		3,501		23,021	4,773		(28)	27,767
Total equity and liabilities	7,357	4,532	2,635		4,933		72,488		101,839	4,904		(55)	106,689

Consolidated financial statements 2021	F-29

1.8    Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

	2021
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	consoli-
			Services	activities /	dated financial
				mobile financial	statement
(in millions of euros)				services
Operating activities
Consolidated net income	958		(181)	0	778
Non-monetary items and reclassified items for presentation	14,504		86	1	14,592
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(126)		(0)	—	(126)
Decrease (increase) in trade receivables, gross	37		(21)	47	64
Increase (decrease) in trade payables	47		37	(47)	36
Changes in other customer contract assets and liabilities	140		—	—	140
Changes in other assets and liabilities	21		(313)	—	(292)
Other net cash out
Operating taxes and levies paid	(1,874)		(6)	—	(1,880)
Dividends received	12		—	—	12
Interest paid and interest rates effects on derivatives, net	(1,130)	(1)	(3)	(1)	(1,134)
Income tax paid	(955)		1	—	(954)
Net cash provided by operating activities (a)	11,636	(2)	(399)	—	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,557)		(23)	—	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)		(24)	—	(8,749)
Increase (decrease) in fixed assets payables	(73)		1	—	(72)
Investing donations received in advance	24		—	—	24
Sales of property, plant and equipment and intangible assets	217		—	—	217
Cash paid for investment securities, net of cash acquired	(210)		(1)	—	(211)
Investments in associates and joint ventures	(3)		—	—	(3)
Purchases of equity securities measured at fair value	(75)		(0)	—	(76)
Proceeds from sales of investment securities, net of cash transferred	891		—	—	891
Other proceeds from sales of investment securities at fair value	95		—	—	95
Other decrease (increase) in securities and other financial assets	1,632		274	2	1,908
Net cash used in investing activities (b)	(6,227)		249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523		27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572)	(4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148		(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973		15	—	988
Exchange rates effects on derivatives, net	201		—	—	201
Other cash flows
Repayments of lease liabilities	(1,621)		(4)	—	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)		—	—	(311)
Coupon on subordinated notes	(238)		—	—	(238)
Proceeds (purchases) from treasury shares	(199)		—	—	(199)
Capital increase (decrease) - non-controlling interests	1		4	—	5
Capital increase (decrease) - telecom activities / mobile financial services (6)	(317)		317	—	0
Changes in ownership interests with no gain / loss of control	(403)		—	—	(403)
Dividends paid to owners of the parent company	(2,127)		—	—	(2,127)
Dividends paid to non-controlling interests	(218)		—	—	(218)
Net cash used in financing activities (c)	(5,160)		328	(2)	(4,834)
Cash and cash equivalents in the opening balance	7,891		254	—	8,145
Cash change in cash and cash equivalents (a) + (b) + (c)	249		177	(0)	427
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	48		2	—	50
Cash and cash equivalents in the closing balance	8,188		433	—	8,621

Consolidated financial statements 2021	F-30

	2020
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	consoli-
			Services	activities /	dated financial
				mobile financial	statement
(in millions of euros)				services
Operating activities
Consolidated net income	5,252		(196)	—	5,055
Non-monetary items and reclassified items for presentation	10,238		70	1	10,309
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	72		—	—	72
Decrease (increase) in trade receivables, gross	(483)		(28)	23	(488)
Increase (decrease) in trade payables	(85)		(14)	(22)	(122)
Changes in other customer contract assets and liabilities	(40)		—	(1)	(41)
Changes in other assets and liabilities	36		(98)	—	(62)
Other net cash out
Operating taxes and levies paid	(1,931)		2	—	(1,929)
Dividends received	6		—	—	6
Interest paid and interest rates effects on derivatives, net	(1,265)	(1)	2	(1)	(1,264)
Tax dispute for fiscal years 2005-2006	2,246		—	—	2,246
Income tax paid excluding the effect of the fiscal litigation for years 2005-2006	(1,085)		(1)	—	(1,086)
Net cash provided by operating activities (a)	12,961	(2)	(263)	(1)	12,697
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(7,146)		(30)	—	(7,176)
Purchases of property, plant and equipment and intangible assets	(8,516)		(30)	—	(8,546)
Increase (decrease) in fixed assets payables	958		—	—	958
Investing donations received in advance	39		—	—	39
Sales of property, plant and equipment and intangible assets	374		—	—	374
Cash paid for investment securities, net of cash acquired	(16)		(32)	—	(49)
Investments in associates and joint ventures	(7)		—	—	(7)
Purchases of equity securities measured at fair value	(65)		(1)	—	(67)
Sales of investment securities, net of cash transferred	5		14	—	19
Decrease (increase) in securities and other financial assets	1,596		121	(2)	1,716
Net cash used in investing activities (b)	(5,634)		72	(2)	(5,564)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,694		—	—	2,694
Medium and long-term debt redemptions and repayments	(3,476)	(4)	—	—	(3,476)
Increase (decrease) of bank overdrafts and short-term borrowings	(299)	(5)	(116)	2	(413)
Decrease (increase) of cash collateral deposits	(749)		1	—	(747)
Exchange rates effects on derivatives, net	37		—	—	37
Other cash flows
Repayments of lease liabilities	(1,394)		(4)	—	(1,398)
Subordinated notes issuances (purchases) and other related fees	(12)		—	—	(12)
Coupon on subordinated notes	(280)		—	—	(280)
Other proceeds (purchases) from treasury shares	7		—	—	7
Capital increase (decrease) – non-controlling interests	2		—	—	2
Capital increase (decrease) - telecom activities / mobile financial services (6)	(197)		197	—	—
Changes in ownership interests with no gain / loss of control	(3)		—	—	(3)
Dividends paid to owners of the parent company	(1,595)		—	—	(1,595)
Dividends paid to non-controlling interests	(225)		(1)	—	(226)
Net cash used in financing activities (c)	(5,490)		78	2	(5,410)
Cash and cash equivalents in the opening balance	6,112		369	—	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	1,839		(115)	—	1,724
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(59)		—	—	(59)
Cash and cash equivalents in the closing balance	7,891		254	—	8,145

Consolidated financial statements 2021	F-31

	2019
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	consoli-
			Services	activities /	dated
				mobile financial	financial
(in millions of euros)				services	statement
Operating activities
Consolidated net income	3,407		(185)	—	3,222
Non-monetary items and reclassified items for presentation	12,128		91	1	12,221
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	69		—	—	69
Decrease (increase) in trade receivables, gross	(34)		(1)	(10)	(45)
Increase (decrease) in trade payables	(92)		(3)	10	(85)
Changes in other customer contract assets and liabilities	(59)		—	(0)	(60)
Changes in other assets and liabilities	(87)		(726)	—	(813)
Other net cash out
Operating taxes and levies paid	(1,939)		(0)	—	(1,939)
Dividends received	17		—	—	17
Interest paid and interest rates effects on derivatives, net	(1,317)	(1)	(0)	(1)	(1,318)
Income tax paid	(1,079)		0	—	(1,079)
Net cash provided by operating activities (a)	11,014	(2)	(824)	—	10,190
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(7,555)		(28)	—	(7,582)
Purchases of property, plant and equipment and intangible assets	(8,394)		(28)	—	(8,422)
Increase (decrease) in fixed assets payables	179		(0)	—	179
Investing donations received in advance	32		—	—	32
Sales of property, plant and equipment and intangible assets	628		—	—	628
Cash paid for investment securities, net of cash acquired	(559)		—	—	(559)
Investments in associates and joint ventures	(2)		—	—	(2)
Purchases of equity securities measured at fair value	(39)		(5)	—	(44)
Sales of investment securities, net of cash transferred	529		—	—	529
Decrease (increase) in securities and other financial assets	(2,082)		368	3	(1,711)
Net cash used in investing activities (b)	(9,707)		335	3	(9,370)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	8,351		—	—	8,351
Medium and long-term debt redemptions and repayments	(4,650)	(4)	—	—	(4,650)
Increase (decrease) of bank overdrafts and short-term borrowings	(1,082)		140	(3)	(945)
Decrease (increase) of cash collateral deposits	609		(19)	—	590
Exchange rates effects on derivatives, net	26		—	—	26
Other cash flows
Repayments of lease liabilities	(1,426)		(4)	—	(1,429)
Subordinated notes issuances (purchases) and other related fees	419		—	—	419
Coupon on subordinated notes	(276)		—	—	(276)
Purchases of treasury shares	(34)		—	—	(34)
Capital increase (decrease) - non-controlling interests	14		65	—	79
Capital increase (decrease) - telecom activities / mobile financial services (6)	(122)		122	—	—
Changes in ownership interests with no gain / loss of control	(7)		—	—	(7)
Dividends paid to owners of the parent company	(1,857)		—	—	(1,857)
Dividends paid to non-controlling interests	(243)		—	—	(243)
Net cash used in financing activities (c)	(278)		305	(3)	24
Cash and cash equivalents in the opening balance	5,081		553	—	5,634
Cash change in cash and cash equivalents (a) + (b) + (c)	1,029		(185)	—	844
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	3		—	—	3
Cash and cash equivalents in the closing balance	6,112		369	—	6,481

(1)	Including interests paid on lease liabilities for (119) million euros in 2021, (131) million euros in 2020 and (104) million euros in 2019 and interests paid on financed asset liabilities for (1) million euro in 2021, 2020 and 2019.
(2)	Including significant litigations paid and received for (306) million euros in 2021, 2,217 million euros in 2020 and 5 million euros in 2019.
(3)	Including telecommunication licenses paid for (717) million euros, (351) million euros in 2020 and (334) million euros in 2019.

Consolidated financial statements 2021	F-32

(4)	Including repayments of debts relating to financed assets for (80) million euros in 2021, (60) million euros in 2020 and (17) million euros in 2019.
(5)	Including redemption of subordinated notes reclassified in 2019 as short-term borrowings of (500) million euros in 2020.
(6)	Including Orange Bank's share capital invested by Orange group for 300 million euros in 2021, 197 million euros in 2020 and 122 million euros in 2019.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

	2021	2020	2019
Net cash provided by operating activities (telecom activities)	11,636	12,961	11,014
Purchases (sales) of property, plant and equipment and intangible assets	(8,557)	(7,146)	(7,555)
Repayments of lease liabilities	(1,621)	(1,394)	(1,426)
Repayments of debts relating to financed assets	(80)	(60)	(17)
Elimination of telecommunication licenses paid	717	351	334
Elimination of significant litigation paid (and received) (1)	306	(2,217)	(5)
Organic cash flow from telecom activities	2,401	2,494	2,345

(1)	In 2020, including the tax proceeds of 2,246 million euros relating to the tax dispute for fiscal years 2005-2006.

1.9    Definition of operating segments and performance indicators

Accounting policies

Segment information

The decisions regarding the allocation of resources and the assessment of Orange's performance (hereinafter referred to as “the Group”) are made by the Chairman and Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

–   France (excluding Enterprise);

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

–   Enterprise, which brings together dedicated communication solutions and services for businesses in France and around the world (including the Cyberdefense activity);

–   the activities of International Carriers & Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks, information systems, research and development and other shared Group activities, as well as the Orange brand;

–   Mobile Financial Services, which includes the Orange Bank entity.

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in other revenues of the service provider, and the use of these resources is included in expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one fiscal year to another.

Operating performance indicators

EBITDAaL and eCapex are the key operating performance indicators used by the Group to:

◾	manage and assess its operating and segment results; and
◾	implement its investment and resource allocation strategy.

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

EBITDAaL relates to operating income (loss) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interests on debts related to financed assets and on lease liabilities, adjusted for:

–   significant litigation impacts;

–   specific labor expenses;

Consolidated financial statements 2021	F-33

–   fixed assets, investments and business portfolio review;

–   restructuring program costs;

–   acquisition and integration costs;

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

–   specific labor expenses: independent of any departure plans included in the costs of restructuring programs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

–   fixed assets, investments and business portfolio review: the Group conducts an ongoing review of its portfolio of fixed assets, investments and businesses. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

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

EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

eCapex relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the disposal price of fixed assets. It is used internally as an indicator to allocate resources. eCapex is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash provided by telecom activities minus (i) repayment of lease liabilities and debts related to financed assets, (ii) purchases and disposals of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and principal litigations paid and received. Organic cash flow is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

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

1.10    Change in segment information expected in 2022

In February 2021, Orange announced the creation of TOTEM, a European TowerCo that will operate a tower portfolio consisting of approximately 26,000 sites in France and Spain at December 31, 2021. The TowerCo entered the operational phase at the end of 2021 and will require changes to the internal reporting followed by the Group and the presentation of segment information as of January 1, 2022.

Note 2    Description of business and basis of preparation of the consolidated financial statements

2.1    Description of business

Orange provides B2C customers, businesses and other telecommunication operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, including mobile financial services. In addition to its role as a supplier of connectivity, the Group provides business services, primarily solutions in the fields of digital work, security and improving business line processes.

Consolidated financial statements 2021	F-34

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

2.2    Basis of preparation of the financial statements

The consolidated financial statements were approved by the Board of Directors' Meeting of February 16, 2022 and will be submitted for approval at the Shareholders' Meeting of May 19, 2022.

The 2021 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union. Comparative figures are presented for 2020 and 2019 using the same basis of preparation.

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

The principles applied to prepare the 2021 financial data are based on:

–   all the standards and interpretations endorsed by the European Union compulsory at December 31, 2021;

–   options taken relating to date and methods of first application (see 2.3 below);

–   the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

–     accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests:
change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, the Group's management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

–  fairly present the Group’s financial position, financial performance and cash flows;

–  reflect the economic substance of transactions;

–  are neutral;

–  are prepared on a prudent basis; and

–  are complete in all material respects.

2.3    New standards and interpretations applied from January 1, 2021

2.3.1      Decision of the IFRS IC concerning IAS 19 "Employee Benefits" on the calculation of obligations relating to certain defined benefit pension plans

The IFRS Interpretations Committee (IC) was asked to comment on the calculation of defined benefit pension plans for which the granting of rights is conditional on the employee's presence in the Group at the time of retirement (with loss of all rights in the event of early retirement) and for which the rights depend on seniority, while being capped at a certain number of years of service. For plans reviewed by the IFRS IC, the cap may be reached at a date prior to retirement.

Consolidated financial statements 2021	F-35

In France, the interpretation of IAS 19 had led to the practice of measuring and recognizing the commitment on a straight-line basis over the employee's career with the Group. The commitment calculated in this way corresponds to the pro rata rights acquired by the employee at the time of retirement.

The decision of the IFRS IC, published on May 24, 2021, concludes, in this case, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of seniority ("X"), and the commitment would only be recognized for the last X years of the employee's career within the company.

This decision was implemented by the Group at December 31, 2021 for plans falling within the scope of the Interpretation Committee's decision. The effect of this implementation mainly limited to retirement benefit plans in France.

As the application of this decision constitutes a change in accounting policy, the effects of the implementation have been calculated retrospectively and have affected the opening equity. The effect of the implementation of this decision on the income statement is not material for the periods presented.

The required information on employee benefits is presented in Note 6.2.

–  Effects on the consolidated statement of financial position:

(in millions of euros)	January 1,	Effects of	January 1,	2019	Effects of	December 31,	2020	Effects of	December 31,
	2019	IFRS IC	2019 restated	variation	IFRS IC	2019 restated	variation	IFRS IC	2020 restated
		decision	data		decision	data		decision	data
Assets
Deferred tax assets	2,893	(40)	2,853	(1,901)	(12)	940	(261)	(5)	674
Total non-current assets	82,446	(40)	82,406	(693)	(12)	81,701	886	(5)	82,582
Total assets	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676

Liabilities
Equity attributable to owners of the parent company	30,671	114	30,785	1,054	35	31,875	2,670	13	34,557
o/w reserves	(2,060)	114	(1,946)	985	—	(961)	2,927	—	1,966
o/w other comprehensive income	(571)	—	(571)	69	35	(467)	(257)	13	(711)
o/w deferred tax	232	—	232	(16)	(12)	203	(4)	(5)	195
o/w actuarial gains and losses	(504)	—	(504)	(107)	48	(563)	(33)	18	(579)
Equity attributable to non-controlling interests	2,580	—	2,580	107	—	2,687	(44)	—	2,643
Total Equity	33,251	114	33,364	1,161	35	34,561	2,626	13	37,200
Non-current employee benefits	2,823	(153)	2,670	(269)	(48)	2,353	(351)	(18)	1,984
Total non-current liabilities	39,644	(153)	39,491	4,917	(48)	44,360	(2,160)	(18)	42,182
Total equity and liabilities	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676

2.3.2      Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform phase 2

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

Discussions with the counterparties to negotiate the replacement of the indices with the new ones have been finalized. At December 31, 2021, the Group's exposure to financial instruments indexed to variable rates that are due to expire and maturing after the reform's implementation date is now nil.

2.3.3      IFRS IC decision on implementation costs of a cloud computing agreement — IAS 38

The IFRS IC has specified the cases in which configuration and adaptation costs for software acquired as part of SaaS ("software as a service") may be capitalized as intangible assets. In accordance with this decision, only services that result in the creation of an additional code controlled by the customer could be capitalized. Other services would be recognized as expenses for the period or as prepaid expenses. The method used to expense the implementation costs of the Group's SaaS contracts complies with the accounting provisions set out by the IFRS IC in its decision.

Consolidated financial statements 2021	F-36

2.4    Main standards and interpretations compulsory after December 31, 2021 with no early application elected by the Group

2.4.1      Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard clarifies the current requirements of IAS 1 on the classification of liabilities in an entity's balance sheet. This amendment is not expected to have a significant impact on the Group's statement of financial position. However, the implementation of this amendment could lead to the reclassification of certain liabilities from current to non-current, and vice versa. The date of entry into force of this amendment is January 1, 2024.

2.4.2      Amendment to IAS 16: Proceeds before intended use

The amendment clarifies that an entity is not permitted to recognize any revenue from the sale of items produced as a deduction from the cost of the fixed asset while preparing the asset for its intended use. The proceeds from selling such items are recognized in profit or loss. This amendment should have no effect on the Group's financial statements. The amendment is applicable from January 1, 2022.

2.4.3      Amendment to IAS 37: Onerous contracts – cost of fulfilling a contract

The clarifications provided by the amendment concern the incremental costs of fulfilling an onerous contract to be taken into account in the provision, namely the costs of direct labor and materials and the allocation of other costs directly related to the contract, for example the depreciation expense relating to a fixed asset used in fulfilling the contract. The potential provisions of this amendment are currently being analyzed. The amendment is applicable from January 1, 2022.

2.4.4      Amendment to IAS 12: Taxes — Deferred taxes related to an asset or liability acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible temporary differences.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right of use are recognized under IFRS 16 at the inception of a lease. The Group's accounting policies are already aligned with the proposals of the amendment. The provisions of this amendment will apply as of January 1, 2023.

Consolidated financial statements 2021	F-37

2.5    Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of non-current assets	X	X
8.4	Other intangible assets	X	X
8.5	Property,plant and equipment financial liabilities	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Transactions with related parties	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X
(1)	See Notes 2.5.1 and 2.5.2

Consolidated financial statements 2021	F-38

2.5.1      Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 3 and 20	Control

Requiring judgment in certain circumstances with respect to the existence or not of the control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Revenue	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 18	Purchases and other expenses, tax and litigation

Litigation and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Note 5	Purchases and other expenses	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 9	Leases

Determination of the non-cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 13 and 15	Financial assets, liabilities and financial results (telecom activities) Equity	Distinguishing equity and debt: assessing specific contractual clauses

2.5.2      Use of estimates

In preparing the Group's financial statements, Orange's management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2021 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Notes 4, 14 and 17	Sales	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 18	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and fiscal positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, property, plant and equipment and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenues, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforwards
Note 8	Fixed assets

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

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 14).

Consolidated financial statements 2021	F-39

2.5.3Consideration of climate change risks

Natural disasters as well as other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange Group's facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g., floods, storms, heat waves) continue to increase, which could aggravate disasters and increase related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Orange Group and thus affect its financial situation and prospects.

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an indication of impairment loss or on the eventual possibility of obtaining financing. Consideration of climate risks is also reflected in the Group's commitment to be carbon neutral by 2040. This commitment changes certain choices in terms of investments related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group's activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates. At December 31, 2021, the Group has not identified any significant impact on its financial statements at the stage of completion of the projects in progress.

Note 3    Gains and losses on disposal and main changes in scope of consolidation

3.1    Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	2021	2020	2019
Gains (losses) on disposal of fixed assets (see Note 8.1)	52	221	303
Gains (losses) on disposal of investments and activities (see Note 3.2)	2,455	7	(26)
Gain (losses) on disposal of fixed assets, investments and activities	2,507	228	277

The results of the disposal of BT shares in 2019 are presented in net finance costs in the income statement and detailed in Note 13.6.

3.2    Main changes in the scope of consolidation

Changes in the scope of consolidation during 2021

Disposal of 50% of the capital of Orange Concessions

On 3 November 2021, after receiving final approvals of the antitrust and local authorities, the Orange group sold a 50% stake of Orange Concessions to the HIN consortium (gathering La Banque des Territoires, CNP Assurances and EDF Invest) for an amount of 1,053 million euros, resulting in the loss of Orange's exclusive control over this entity and its subsidiaries. In accordance with standard practice in this type of transaction, the amount received by Orange is subject to price adjustments in the months following the transaction.

The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of the years 2025 to 2027. Guarantees, which are customary in this type of transaction, have also been granted (see note 16 "Contractual obligations and off-balance sheet commitments").

As part of the transaction, 43 million euros was also received as compensation for a shareholder loan between Orange and Orange Concessions that existed prior to the disposal date. In addition, in November 2021, Orange Concessions repaid approximately 620 million euros of loans contracted, before the transaction date, with Orange SA following the issuance of bank loans by Orange Concessions.

Following this transaction, Orange Concessions is 50% co-owned by Orange and 50% by the consortium which have joint control over this entity, which comprises 24 subsidiaries that hold Public Initiative Networks (PIN) contracts with local authorities in mainland France and the French overseas territories.

This investment has been accounted for using the equity method since November 3, 2021. The fair value of the remaining stake retained by the Orange group (corresponding to 50% of the capital of Orange Concessions) amounts to 1,053 million euros (see Note 11 "Interests in associates and joint ventures").

This transaction was reflected in the Group's consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions' shares to the Consortium	1,053
Reameasurement at fair value of remaining interests held by Orange	1,053
Fair value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a)+(b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

Consolidated financial statements 2021	F-40

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions' shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

At disposal date
(in millions of euros)
Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94

Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

Disposal of 50% of a subsidiary of Orange Polska in the context of the creation of a FiberCo in Poland

On August 31, 2021, Orange Polska and the APG Group finalized a share sale agreement under which the Group sold a 50% stake in Światłowód Inwestycje Sp. z o.o., Orange Polska's wholly owned "FiberCo" entity, whose scope of activity includes building fiber infrastructure and offering wholesale access services to other operators.

The net tax gain associated with the loss of control in the FiberCo, recognized in the consolidated income statement, amounted to 310 million euros and breaks down as follows:

(in millions of euros)	At disposal date
Sale price of 50% of FiberCo's shares sold to APG Group	292
Reameasurement at fair value of remaining interests hold by Orange Polska	292
Fair value of the FiberCo shares at the disposal date (a)	584
Net book value and transaction costs related to sale of the FiberCo (b)	(244)
Gain resulting from the loss of control on the FiberCo (a)+(b)	340
Tax cost related to sale of the shares	(30)
Net gain resulting from the loss of exclusive control on FiberCo	310

The sale price of the shares sold amounts to 292 million euros, of which 202 million euros was received in cash and 90 million euros to be received during the fiscal years 2022 through 2026, subject to compliance with the Fiberco entity's network deployment schedule.

Below are the effects of the disposal of FiberCo's shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

Consolidated financial statements 2021	F-41

The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date

Assets	297
Tangible assets	87
Operating taxes assets	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

●	an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026,
●	a call option for an additional stake of approximately 1% in Światłowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

As of August 31, 2021, Światłowód Inwestycje became a jointly controlled entity with the APG Group accounted for using the equity method (see Note 11 "Interests in associates and joint ventures").

Takeover of Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority stake in Telekom Romania Communications and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros. This transaction aims at accelerating Orange Romania's ambitions to become a major convergent operator for customers in the Romanian market.

In accordance with standard practice in this type of transaction, the amount paid by Orange Romania is subject to price adjustments in the months following the transaction.

(in millions of euros)	At acquisition date
Acquisition cost	296
Cash acquired	(90)
Cash paid for investment securities, net of cash acquired	206

In accordance with IFRS 3 — Business Combinations, the Group has one year from the acquisition date to measure the fair value of identifiable assets acquired and liabilities assumed. This work has not yet been finalized. The amounts disclosed below at December 31, 2021 are therefore provisional and will be reviewed during the first half of 2022.

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share	296
Fair value of the non-controlling interests	251
Acquisition cost (a)	547
Net book value acquired before purchase price allocation (b)	275
Preliminary goodwill (a)-(b)	272

In 2021, Telekom Romania Communications' contribution to Group revenues, from the date of acquisition, amounts to 139 million euros.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange.

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer on 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to 23, 2021 and then voluntarily reopened from April 28 to May 4 under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounts to 316 million euros. This share offer did not change the Orange group's pre-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the consolidated financial statements, this transaction results in an effect of (316) million euros on shareholders' equity (including (172) million euros relating to the portion attributable to the owners of the parent company and (144) million euros relating to the portion attributable to non-controlling interests).

This change in the percentage share held by Orange is shown in the financing flows in the statement of cash flows.

Consolidated financial statements 2021	F-42

Ongoing transactions as at December 31, 2021

Signing of an agreement with Nethys for the acquisition of a majority block of approximately 75% of the capital of VOO in Belgium

On December 24, 2021, Orange Belgium announced the signing of an agreement to acquire 75% of the capital less one share of VOO SA. This transaction is intended to support Orange Belgium's national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO's MVNO business to the Orange Belgium network.

Completion of the transaction is subject to the customary conditions precedent, including the approval of the European Commission expected in 2022. The transaction values VOO SA at an enterprise value of 1.8 billion euros for 100% of the capital.

At the end of the transaction, Nethys will retain a minority stake in VOO and governance rights to ensure the completion of the industrial and social project. The transaction also includes the option for Nethys to convert its stake in VOO into Orange Belgium shares.

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

Consolidated financial statements 2021	F-43

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

Loss of exclusive control resulting from the partial disposal of consolidated shares

A loss of exclusive control by the Group over one of its subsidiaries results in the recognition of a capital gain or loss on the disposal, and in the revaluation at fair value of the residual share retained in accordance with the requirements of IFRS 10 applicable in the event of a loss of control.

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

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

–  the management is committed to a plan to sell;

–  the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

–  the sale is highly probable, within 12 months.

Consolidated financial statements 2021	F-44

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

Note 4   Sales

4.1    Revenue

The presentation of revenue is disaggregated by category and segment in Note 1.1 “Segment information.” The breakdown of revenue by type is as follows:

–  Convergence services: these include revenue from convergence services for the B2C market (combined Internet + Mobile products);

–  Mobile only services: mobile only services revenue is generated by incoming and outgoing calls (voice, SMS and data), mainly outgoing, excluding convergent services (details below);

–  Fixed only services: revenue from fixed only services includes retail sales of broadband and narrowband fixed services, excluding convergent services (see below) and fixed network business solution services, including voice and data services;

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

–  Equipment sales: Equipment sales include all sales of equipment (mobile terminals, broadband equipment, connected objects and accessories) with the exception of sales of equipment related to integration and information technology services (presented in the "IT & integration services" line), sales of network equipment related to the operation of voice and data services in the Enterprise segment (presented in the "Fixed only services" line) and sales of equipment to external distributors or brokers (presented in the "Other revenues" line);

–  Other revenues: these revenues include, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and other miscellaneous revenues.

Accounting policies

Most revenue falls within the application scope of IFRS 15 “Revenue from contracts with customers.” Orange’s products and services are offered to customers under service-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

–  Standalone service offers (mobile only services, fixed only services, convergent services)

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

When contracts include contractual clauses relating to commercial discounts (initial discount on signing the contract or conditional on reaching a consumption threshold) or items provided free of charge (for example: a free three-month subscription), the Group spreads these discounts or free items over the term of the contract (the period during which the Group and the customer have firm commitments). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

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

Consolidated financial statements 2021	F-45

–  Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in installments over a period of up to 24 months. Where payment is received in installments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in net finance costs.

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

–  Services including a build and run phase

For business clients, some contracts have two phases: build and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the construction phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset under construction, then revenue for this phase is recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification or its impact on the contract price in order to determine whether the modification should be treated as a distinct contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

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

–  Service level commitment clause

The contracts entered into by the Group and its customers include service level commitments regarding the processing of orders, delivery and after sales support (delivery time, performance, service reinstatement time). If the Group fails to comply with one of these commitments, it then pays compensation to the customer, which is usually a tariff reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

–  Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll out fiber-optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 “Service concession arrangements.” When the Group builds a network, construction revenue is recognized as counterparty to a right to receive a consideration from either a public entity or users of the public service. This right is accounted for as:

–  an intangible asset in respect of the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure and is amortized over the term of the contract; and/or

Consolidated financial statements 2021	F-46

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

4.2    Other operating income

(in millions of euros)	2021	2020	2019
Net banking income (NBI)	119	79	55
Income from client collection	89	101	110
Site rentals and franchises income	87	54	50
Tax credits and subsidies	44	31	33
Income from universal service	4	4	5
Other income	441	336	466
Total	783	604	720

Net banking income (NBI) represents the net balance between income from banking operations (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid on loans, commissions paid and other expenses from banking operations). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Income from customer collections mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as loss.

Other income is predominantly comprised of rebilling of network sharing costs, income received from litigation and income relating to line damages.

4.3    Trade receivables

(in millions of euros)	2021	2020	2019
Net book value of trade receivables - in the opening balance	5,620	5,320	5,295
Business related variations	(53)	379	1
Changes in the scope of consolidation(1)	389	4	50
Translation adjustment	36	(90)	28
Reclassifications and other items	36	7	(53)
Net book value of trade receivables - in the closing balance	6,029	5,620	5,320
(1)

Changes in the scope of consolidation in 2021 include the externalization of Orange SA's trade receivables from concession contracts resulting from the loss of sole control over Orange Concessions for 288 million euros and the integration of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The receivables sold mainly concern Spain, France and Poland and amounted to approximately 740 million euros in 2021, 640 million euros in 2020 and 690 million euros in 2019.

Since 2020, Orange Spain has had in place a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Spain (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

Consolidated financial statements 2021	F-47

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Net trade receivables, depreciated according to their age	1,204	1,145	1,233
Net trade receivables, depreciated according to other criteria	422	400	579
Net trade receivables past due	1,627	1,544	1,812
Net trade receivables not past due(1)	4,402	4,076	3,508
Net trade receivables	6,029	5,620	5,320
o/w short-term trade receivables	5,793	5,382	5,044
o/w long-term trade receivables (2)	236	238	276

(1)	Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (54) million euros at December 31, 2021, (56) million euros at December 31, 2020 and (23) million euros at December 31, 2019.

The increase is mainly due to the integration of Telekom Romania Communications and the externalization of Orange SA's receivables from concession contracts resulting from the loss of sole control over Orange Concessions.

(2)	Includes receivables from sales of handsets with payment on instalments that are payable in more than 12 months and receivables from equipment financial lease offers for business (see accounting policies).

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

(in millions of euros)

The Group assessed the risk of non-recovery of trade receivables at December 31, 2021 and recognized impairment and losses on trade receivables in the income statement for an amount of (212) million euros over the period.

In the 2021 fiscal year, the Group did not experience a major deterioration in the collectability of trade receivables, due in particular to the increased monitoring of trade receivables since the beginning of the health crisis in 2020 in order to manage and adapt the recovery measures.

The health crisis has resulted in the provision of economic support measures for companies and individuals in a number of countries. Such measures have helped to partially reduce the risk of non-recovery of trade receivables at December 31, 2021, but further reduce visibility on the evolution of the economic environment (in particular on the risk of business failures).

There is no change compared to December 31, 2020 in Orange’s belief that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional and large companies) and their various sectors of the economy, as well as their wide geographic distribution in France and abroad.

For Mobile Financial Services, the effects of the health crisis on bank credit risk are described in Note 17.2.1.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2021	2020	2019
Allowances on trade receivables - in the opening balance	(983)	(888)	(816)
Net addition with impact on income statement (1)	(212)	(383)	(332)
Losses on trade receivables	283	275	271
Changes in the scope of consolidation(2)	(91)	0	(1)
Translation adjustment	(7)	13	(5)
Reclassifications and other items	(1)	0	(5)
Allowances on trade receivables - in the closing balance	(1,012)	(983)	(888)
(1)	The change in the provision for expected losses, in accordance with IFRS 9, amounts to 2 million euros in 2021, (33) million euros in 2020 and 2 million euros in 2019. In 2020, the change in impairment of trade receivables included an effect of (129) million euros on the telecoms business in connection with the impact of the health crisis.
(2)	The change in scope of consolidation is mainly related to the integration of Telekom Romania Communications in 2021.

Consolidated financial statements 2021	F-48

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

In order to meet the requirements of IFRS 9, the impairment of trade receivables is based on three methods:

–  a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogeneous group of receivables with similar credit characteristics because they belong to a customer category (B2C, professionals);

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

The trade receivables may be part of non-recourse programs. When they are sold to consolidated securitization mutual funds, they remain on the statement of financial position. Other disposals to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

4.4 Customer contract net assets and liabilities

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Customer contract net assets (1)	740	709	771
Costs of obtaining a contract	294	262	258
Costs to fulfill a contract	426	265	181
Total customer contract net assets	1,460	1,236	1,209
Prepaid telephone cards	(186)	(197)	(212)
Connection fees	(563)	(589)	(665)
Loyalty programs	(29)	(25)	(38)
Other deferred revenue (2)	(1,717)	(1,158)	(1,163)
Other customer contract liabilities	(17)	(15)	(15)
Total deferred revenue related to customer contracts	(2,512)	(1,984)	(2,093)
Total customer contract net assets and liabilities	(1,052)	(748)	(884)

(1)	Assets net of remaining performance obligations.
(2)	Includes in particular subscription contracts. The variation of Other deferred revenue is detailed below.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling them in the financial statements.

(in millions of euros)	2021	2020	2019
Customer contract net assets - in the opening balance	709	771	784
Business related variations(1)	30	(60)	(13)
Changes in the scope of consolidation	4	—	—
Translation adjustment	0	(3)	1
Reclassifications and other items	(3)	(0)	0
Customer contract net assets - in the closing balance	740	709	771

(1)	Mainly includes new contract assets net of related liabilities, transfer of net contract assets directly to trade receivables and impairment in the period.

Consolidated financial statements 2021	F-49

(in millions of euros)	2021	2020	2019
Costs of obtaining a contract - in the opening balance	262	258	233
Business related variations	20	11	21
Changes in the scope of consolidation	12	—	1
Translation adjustment	(1)	(7)	1
Reclassifications and other items	—	—	1
Costs of obtaining a contract - in the closing balance	294	262	258

(in millions of euros)	2021	2020	2019
Costs to fulfill a contract - in the opening balance	265	181	149
Business related variations	31	21	30
Changes in the scope of consolidation	—	—	—
Translation adjustment	11	(12)	2
Reclassifications and other items	118	75	—
Costs to fulfill a contract - in the closing balance	426	265	181

Below is presented the change in deferred income on customer contracts (prepaid telephone cards, service access fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2021	2020	2019
Deferred revenue related to customer contracts - in the opening balance	1,984	2,093	2,002
Business related variations(1)	220	(73)	(20)
Changes in the scope of consolidation(2)	183	—	101
Translation adjustment	13	(31)	13
Reclassifications and other items	112	(6)	(3)
Deferred revenue related to customer contracts - in the closing balance	2,512	1,984	2,093

(1)	In 2021, business related variations mainly concern contracts for the provision of the Orange network in Spain and submarine cable contracts in France.
(2)	In 2021, changes in the scope of consolidation mainly concern the prepayment of network construction services from FiberCo in Poland to Orange Polska and the integration of Telekom Romania Communications. In 2019, the changes mainly concerned maintenance services paid in advance as part of the acquisition of SecureLink.

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

Consolidated financial statements 2021	F-50

The costs of obtaining fixed-period mobile service contracts are capitalized and recognized prorata temporis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed services contracts for a pre-determined term for B2C market customers are expensed prorata temporis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

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

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the book value of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services yet to be incurred, the excess amount is similarly immediately expensed.

The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2021. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2021
Less than one year	6,558
Between 1 and 2 years	2,729
Between 2 and 3 years	931
Between 3 and 4 years	510
Between 4 and 5 years	206
More than 5 years	182
Total remaining performance obligations	11,115

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

4.5    Other assets

	December 31,	December 31,	December 31,
(in millions of euros)	2021	2020	2019
Advances and downpayments	147	116	101
Submarine cable consortiums (1)	194	258	168
Security deposits paid	105	93	93
Orange Money - isolation of electronic money (1)	1,030	825	613
Other(2)	654	545	408
Total	2,130	1,837	1,383

(1)	These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).
(2)	Includes receivables from the disposal of FiberCo shares in 2021 for 91 million euros and a receivable to be received under an agreement to provide capacity on an FTTH network in Spain in 2020.

Consolidated financial statements 2021	F-51

(in millions of euros)	2021	2020	2019
Other assets - in the opening balance	1,837	1,383	1,281
Business related variations(1)	236	495	97
Changes in the scope of consolidation	24	0	0
Translation adjustment	28	(32)	3
Reclassifications and other items	5	(9)	2
Other assets - in the closing balance	2,130	1,837	1,383
o/w other non-current assets	254	136	125
o/w other current assets	1,875	1,701	1,258

(1)	Includes receivables from the disposal of FiberCo shares in 2021 for 91 million euros and a receivable to be received under an agreement to provide capacity on an FTTH network in Spain in 2020.

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

Note 5    Purchases and other expenses

5.1    External purchases

(in millions of euros)	2021	2020	2019
Commercial, equipment expenses and content rights	(7,385)	(6,868)	(7,293)
o/w costs of terminals and other equipment sold (1)	(3,942)	(3,575)	(4,042)
o/w advertising, promotional, sponsoring and rebranding costs	(783)	(736)	(823)
Service fees and inter-operator costs	(4,349)	(4,529)	(4,608)
o/w interconnexion costs	(2,956)	(3,186)	(3,212)
Other network expenses, IT expenses	(3,530)	(3,503)	(3,253)
Other external purchases	(2,709)	(2,791)	(2,706)
o/w building cost for resale	(1,047)	(883)	(701)
o/w overhead	(1,044)	(1,099)	(1,254)
o/w rental expenses	(147)	(151)	(241)
Total	(17,973)	(17,691)	(17,860)

(1)	The decline in the cost of terminals and other equipment sold in 2020 is mainly due to the closure of stores during the lockdown, which led to a sharp decline in equipment sales throughout the Group.

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

Consolidated financial statements 2021	F-52

At January 1, 2019, lease expenses include rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2    Other operating expenses

(in millions of euros)	2021	2020	2019
Litigation	(218)	(238)	(107)
Allowances and losses on trade receivables – telecom activities	(213)	(382)	(315)
Cost of bank credit risk	(48)	(31)	(10)
Expenses from universal service	(22)	(19)	(21)
Operating foreign exchange gains (losses)	(20)	19	(4)
Acquisition and integration costs	(14)	(18)	(17)
Other expenses	(165)	(119)	(124)
Total	(700)	(789)	(599)

Impairment and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk exclusively applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts. In the context of the health crisis, Orange Bank has reviewed its estimate of credit risks, taking into account the uncertainties, and considered whether the sectoral provisions used in the calculation of provisions should be renewed (see Note 17.2.1).

Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2021	2020	2019
Provisions for litigation - in the opening balance	525	643	572
Additions with impact on income statement	162	119	99
Reversals with impact on income statement	(10)	(29)	(8)
Discounting with impact on income statement	0	—	—
Utilizations without impact on income statement (1)	(317)	(205)	(22)
Changes in consolidation scope	(0)	—	1
Translation adjustment	1	(2)	0
Reclassifications and other items	44	—	1
Provisions for litigation - in the closing balance	405	525	643
o/w non-current provisions	51	46	45
o/w current provisions	353	479	598

(1)	Corresponds mainly to the conviction linked to anti-competitive practices in the "Enterprise" market segment in 2021 and to the conviction in the Digicel litigation in 2020 (see Note 18).

The Group’s significant litigations are described in Note 18.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 18.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation toward a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

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

Consolidated financial statements 2021	F-53

5.3    Restructuring and integration costs

(in millions of euros)	2021	2020	2019
Departure plans(1)	(241)	(15)	(68)
Lease property restructuring (2)	(6)	2	5
Distribution channels(3)	(22)	(5)	(26)
Other	(63)	(8)	(43)
Total restructuring costs	(331)	(25)	(132)

(1)	Mainly voluntary departure plans for Orange Spain (around 400 people) and Orange Polska (around 1,400 people) in 2021, and Orange Polska in 2019 (around 2,100 people).
(2)	Essentially related to onerous contracts due to vacant leases in France.
(3)	Essentially concerns the closure of sales outlets in Spain in 2021.

Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2021	2020	2019
Restructuring provisions - in the opening balance	117	216	389
Additions with impact on income statement	277	12	97
Reversals releases with impact on income statement	(17)	(17)	(13)
Discounting with impact on income statement	(1)	4	1
Utilizations without impact on income statement	(191)	(95)	(124)
Translation adjustment	(0)	(3)	1
Reclassifications and other items (1)	(1)	—	(135)
Restructuring provisions - in the closing balance	185	117	216
o/w non-current provisions	61	53	96
o/w current provisions	124	64	120

(1)	Starting January 1, 2019, following IFRS 16 application, restructuring provisions related to leases are presented in "Impairment of right-of-use assets". Only rental charges and taxes are presented in restructuring provisions.

Accounting policies

Restructuring costs

The adaptation of the Group's activities to changes in the environment may generate costs related to the discontinuation or major transformation of an activity. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

–  employee departure plans;

–  termination of contracts linked to a fundamental reorganization of the activity (compensation paid to suppliers to terminate contracts, etc.);

–  cost of vacant buildings (outside the scope of IFRS 16);

–  fundamental transformation plans for communication network infrastructures;

–  onerous contracts related to the termination or fundamental reorganization of business: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments toward the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Consolidated financial statements 2021	F-54

5.4    Broadcasting rights and equipment inventories

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Handset inventories (1)	593	485	534
Other products/services sold	77	75	78
Available broadcasting rights	102	93	89
Other supplies	242	223	270
Gross value	1,015	874	970
Depreciation	(64)	(60)	(63)
Net book value	952	814	906

(1)	Of which inventories treated as consignment with distributors amounting to 68 million euros as at December 31, 2021, 40 million euros as at December 31, 2020 and 35 million euros as at December 31, 2019.

(in millions of euros)	2021	2020	2019
Net balance of inventories - in the opening balance	814	906	965
Business related variations	125	(70)	(64)
Changes in the scope of consolidation	9	—	2
Translation adjustment	3	(8)	2
Reclassifications and other items	(1)	(14)	1
Net balance of inventories - in the closing balance	952	814	906

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net book value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5    Prepaid expenses

	December 31,	December 31,	December 31,
(in millions of euros)	2021	2020	2019
Prepaid external purchases	611	651	678
Other prepaid operating expenses	240	199	52
Total	851	850	730

(in millions of euros)	2021	2020	2019
Prepaid expenses - in the opening balance	850	730	571
Business related variations (1)	5	171	127
Changes in the scope of consolidation	0	—	65
Translation adjustment	10	(12)	5
Reclassifications and other items(2)	(13)	(40)	(38)
Prepaid expenses - in the closing balance	851	850	730

(1)	In 2020, the change includes a prepaid expense recognized in respect of an agreement for the provision of FTTH capacity in Spain.
(2)	Including the effect of the reclassification of prepaid expenses as costs to fulfill contracts (see Note 4.4).

Consolidated financial statements 2021	F-55

5.6    Trade payables

(in millions of euros)	2021	2020	2019
Trade payables - in the opening balance	6,475	6,682	6,736
Business related variations	41	(122)	(85)
Changes in the scope of consolidation(1)	125	1	36
Translation adjustment	47	(80)	27
Reclassifications and other items	49	(6)	(32)
Trade payables - in the closing balance	6,738	6,475	6,682
o/w trade payables from telecoms activities	6,652	6,395	6,580
o/w trade payables from Mobile Financial Services	86	80	102

(1)	Of which 108 million euros related to the integration of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirements at the end of the period, amounted to approximately 460 million euros at December 31, 2021, 435 million euros at December 31, 2020, and 525 million euros at the end of 2019.

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

5.7    Other liabilities

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Provisions for litigations (1)	405	525	643
Cable network access fees (URI)	38	59	103
Submarine cable consortium (2)	191	258	168
Security deposits received	128	134	147
Orange Money – units in circulation (2)	1,030	823	613
Other	852	775	774
Total	2,644	2,574	2,448
o/w other non-current liabilities	306	307	353
o/w other current liabilities	2,338	2,267	2,095

(1)	See Note 5.2.
(2)	These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).

Consolidated financial statements 2021	F-56

(in millions of euros)	2021	2020	2019
Other liabilities - in the opening balance	2,574	2,448	2,250
Business related variations	54	176	190
Changes in the scope of consolidation	9	—	12
Translation adjustment	29	(35)	4
Reclassifications and other items	(22)	(15)	(8)
Other liabilities - in the closing balance	2,644	2,574	2,448

Note 6    Employee benefits

6.1    Labor expenses

(in millions of euros)	Note	2021	2020	2019
Average number of employees (full-time equivalents)(1)		132,002	133,787	135,619
Wages and employee benefit expenses		(9,587)	(8,331)	(8,240)
o/w wages and salaries		(6,232)	(6,224)	(6,199)
o/w social security charges		(2,148)	(2,118)	(2,079)
o/w French part-time for seniors plans	6.2	(1,209)	23	6
o/w capitalized costs (2)		849	866	848
o/w other labor expenses (3)		(847)	(879)	(816)
Employee profit sharing		(145)	(142)	(181)
Share-based compensation (4)	6.3	(185)	(18)	(73)
o/w employee shareholding plan Together 2021		(172)	—	—
o/w free share award plans		(13)	(18)	(73)
Total in operating income		(9,917)	(8,490)	(8,494)
Net interest on the net defined liability in finance costs		(10)	(12)	(20)
Actuarial (gains)/losses in other comprehensive income (5)		59	(13)	(62)

(1)	Of whom 31% were Orange SA's French civil servants (34% at December 31, 2020 and 36% at December 31, 2019).
(2)	Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).
(3)	Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans).
(4)	Includes social contributions of (13) million euros in 2021, 5 million euros in 2020 and (15) million euros in 2019 with corresponding entries in consolidated balance sheet not presented in equity.
(5)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

6.2    Employee benefits

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020(1)	2019(1)
Post-employment benefits (2)	881	930	904
Other long-term benefits	2,318	1,407	1,867
o/w French part-time for seniors plans	1,720	802	1,233
Provisions for employment termination benefits	2	1	2
Other employee-related payables and payroll taxes due	1,862	1,779	1,782
Provisions for social risks and litigation	50	58	59
Total	5,113	4,176	4,614
o/w non-current employee benefits	2,798	1,984	2,353
o/w current employee benefits	2,316	2,192	2,261

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).
(2)	Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as at December 31, 2021, including rights acquired and not acquired at December 31, 2021, but for which it is assumed the rights will be acquired by the year 2040 approximately:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2022	2023	2024	2025	2026	2027 and beyond
Post-employment benefits	70	42	49	50	59	2,717
Other long-term benefits (1)	417	488	481	351	211	108
o/w French part-time for seniors plans	344	415	406	310	178	77
Total	487	530	530	401	270	2,825

(1)	Provisions for Time Saving Account (CET) and long-term leave and long-term sick leave not included.

Consolidated financial statements 2021	F-57

6.2.1  Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

–  with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (727) million euros in 2021 ((729) million euros in 2020 and  (724) million euros in 2019);

–  the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 352 million euros and a plan for senior management staff in France for 191 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

–  the Group is also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (688 million euros for Orange SA, equal to 80% of the capital-based plans) and for civil servants (23 million euros, equal to 3% of capital-based plans);

–  other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

–  other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

As part of the renegotiations of the intergenerational agreement, a new French part-time for seniors plan (TPS) was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros.

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who will retire no later than January 1, 2028, and who have at least 15 years service within the Group.

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

At December 31, 2021, the number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 11,900 employees.

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

The discount rates used for the euro zone (which accounts for 88% of Orange’s pension and other long-term employee benefit obligations as at December 31, 2021) are as follows:

	December 31,		December 31,	December 31,
	2021		2020	2019
More than 10 years	0.80% to 1.05%		0.55% to 0.90%	0.70% to 0.90%
Less than 10 years	-0.15% to 0.40	%(1)	-0.35% to 0.70%	-0.33% to 0.70%

(1)	A -0.15% rate has been used to value the obligation regarding the French part-time for seniors plans (-0.25% as at December 31,2020 and December 31, 2019).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.15% used) up to 5%.

Consolidated financial statements 2021	F-58

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

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)	Rate increase by 50 points	Rate decrease by 50 points
Discount rates(1)	(101)	111
	Rate decrease by 5%	Rate increase by 5%
Sign-up rates for French part-time for seniors plans (2)	(85)	85

(1)	Includes 20 million euros for the French part-time for seniors plans (short term duration).
(2)	Sensitivity is performed on future entries in French part-time for seniors plans (TPS).

6.2.3  Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits			2021	2020 (1)		2019 (1)
	Annuity-	Capital-	Other	French part-		Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Total benefit obligations in the opening balance	529	859	17	802		605	2,812	3,229		3,684
Service cost	0	63	0	1,242	(2)	74	1,379	150		146
Net interest on the defined benefit liability	5	11	0	(2)		0	15	17		27
Actuarial losses/(gains) arising from changes of assumptions	9	(41)	(0)	27		(0)	(5)	102		82
o/w arising from change in discount rate	(24)	(51)	(0)	(1)		(0)	(76)	63		182
Actuarial losses/(gains) arising from experience	7	6	—	(59)		(1)	(47)	(121)	(3)	(43)
Benefits paid	(23)	(44)	(1)	(290)		(81)	(439)	(555)		(687)
Translation adjustment and other	23	2	(0)	(0)		0	25	(11)		20
Total benefit obligations in the closing balance (a)	550	856	16	1,720		598	3,740	2,811		3,229
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	550	21	—	—		—	571	549		562
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	0	835	16	1,720		598	3,169	2,262		2,667
Weighted average duration of the plans (in years)	13	12	18	2		4	6	8		9

(1)2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

(2)Of which 1,225 million euros related to the new French part-time for seniors plan signed on December 17, 2021.

(3)	In 2020, actuarial gains related to experience effects take into account a slowdown in the number of entries into the TPS plans.

(in millions of euros)	Post-employment benefits			Long-term benefits		2021	2020	2019
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Fair value of plan assets in the opening balance	473	1	—	—	—	474	458	414
Net interest on the defined benefit liability	4	0	—	—	—	4	6	8
(Gains)/Losses arising from experience	40	(0)	—	—	—	40	25	26
Employer contributions	20	—	—	—	—	20	18	16
Benefits paid by the fund	(20)	—	—	—	—	(20)	(18)	(19)
Translation adjustment and other	23	—	—	—	—	23	(16)	13
Fair value of plan assets in the closing balance (b)	540	1	—	—	—	541	474	458

Funded annuity-based plans represent 15 % of Group social commitments.

Consolidated financial statements 2021	F-59

The funded annuity-based plans are primarily located in the United Kingdom (66%) and France (32%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2021	2020 (1)	2019 (1)
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Employee benefits in the opening balance	56	858	17	802	605	2,337	2,771	3,270
Net expense for the period	1	74	1	1,208	73	1,356	105	117
Employer contributions	(20)	—	—	—	—	(20)	(18)	(16)
Benefits directly paid by the employer	(3)	(44)	(1)	(290)	(81)	(419)	(538)	(668)
Actuarial (gains)/losses generated during the year through other comprehensive income	(25)	(34)	(0)	—	—	(59)	13	62
Translation adjustment and other	1	2	(0)	(0)	0	3	4	7
Employee benefits in the closing balance - Net unfunded status (a) - (b)	10	855	16	1,720	598	3,199	2,337	2,771
o/w non-current	8	806	16	1,375	594	2,799	1,955	2,195
o/w current	2	50	1	344	4	400	382	575

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

The following table discloses the net expense:

	Post-employment benefits			Long-term benefits			2021	2020	2019
	Annuity-	Capital-	Other	French part-		Other
	based	based		time for
	plans	plans		seniors plans
(in millions of euros)				(TPS)
Service cost	(0)	(63)	(0)	(1,242)	(1)	(74)	(1,379)	(151)	(146)
Net interest on the net defined benefit liability	(0)	(11)	(0)	2		(0)	(10)	(11)	(19)
Actuarial gains/(losses)	—	—	—	32		1	33	57	48
Total	(1)	(74)	(1)	(1,208)		(73)	(1,356)	(105)	(117)
o/w expenses in operating income	(0)	(63)	(0)	(1,210)		(73)	(1,346)	(94)	(98)
o/w net interest on the net defined liability in finance cost	(0)	(11)	(0)	2		(0)	(10)	(11)	(19)

(1)	Of which (1,225) million euros related to the new French part-time for seniors plan signed on December 17, 2021.

Accounting policies

Post-employment benefits are granted through:

–  defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

Consolidated financial statements 2021	F-60

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

6.3    Share-based payment

Employee shareholding plan Together 2021

On April 21, 2021, the Board of Directors approved the implementation of an employee shareholding plan, Together 2021, designed to strengthen the Group's employee shareholding. The offering relates to a maximum of subscriptions, including matching contributions, of a value of 260 million euros expressed in the reference price before discount and is carried out by buying back existing shares of Orange SA.

The number of shares subscribed at the price of 6.64 euros (taking into account a discount of 30% compared to the reference market price) amounts to 12 million shares, to which are added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

The average fair value of the benefit granted to employees and former employees of the Group stands at 6.47 euros per share allocated (including free shares), i.e. an expense of (172) million euros (including social contributions) recognized though equity for 169 million euros and through social debts for 3 million euros.

Free share award plans in force at December 31, 2021

The Board of Directors approved the implementation of free share award plans (Long Term Incentive Plan – LTIP ) reserved for the Executive Committee, Corporate Officers, and Senior Management holding the positions of "Executives" and "Leaders".

Main characteristics

	LTIP 2021 - 2023	LTIP 2020 - 2022	LTIP 2019 - 2021
Implementation date by the Board of Directors	July 28, 2021	July 29, 2020	July 24, 2019
Maximum number of free share units (1)	1.8 million	1.7 million	1.7 million
Estimated number of beneficiaries	1,300	1,300	1,200
Acquisition date of the rights by the beneficiaries	December 31, 2023	December 31, 2022	December 31, 2021
Delivery date of the shares to the beneficiaries	March 31, 2024	March 31, 2023	March 31, 2022

(1)	In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares.

Consolidated financial statements 2021	F-61

Condition of continued employment

The allocation of rights to beneficiaries is subject to a condition of continued employment:

	LTIP 2021 - 2023	LTIP 2020 - 2022	LTIP 2019 - 2021
Assessment of the employment continuation	From January 1, 2021	From January 1, 2020	From January 1, 2019
	to December 31, 2023	to December 31, 2022	to December 31, 2021

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, namely:

–  the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed (i) annually against the budget for the LTIP 2019-2021, and (ii) at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022 and LTIP 2021-2023;

–  the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and (i) half to the Group's renewable electricity rate for LTIP 2019-2021 and LTIP 2020-2022, and (ii) half to the proportion of women in the Group's management networks for the LTIP 2021-2023, assessed at the end of the three years of the plan in relation to the objectives set by the Board of Directors;

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

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

	LTIP 2021 - 2023	LTIP 2020 - 2022	LTIP 2019 - 2021
Organic cash-flow from telecom activities	50%	40%	50%
Total Shareholder Return (TSR)	30%	40%	50%
Corporate Social Responsability (CSR)	20%	20%	—

All performance conditions have been met or are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to the TSR of the LTIP 2019-2021.

Valuation assumptions

	LTIP 2021 - 2023	LTIP 2020 - 2022	LTIP 2019 - 2021
Measurement date	July 28, 2021	July 29, 2020	July 24, 2019
Vesting date	December 31, 2023	December 31, 2022	December 31, 2021
Price of underlying instrument at measurement date	9.63 euros	10.47 euros	13.16 euros
Price of underlying instrument at closing date	9.41 euros	9.41 euros	9.41 euros
Expected dividends (% of the share price)	7.3%	6.7%	5.3%
Risk free yield	-0.68%	-0.61%	-0.70%
Fair value per share of benefit granted to employees	6.33 euros	6.06 euros	7.80 euros
o/w fair value of internal performance condition	7.74 euros	8.58 euros	11.10 euros
o/w fair value of external performance condition	3.04 euros	2.27 euros	4.50 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted to December 31, 2021. Fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, at December 31, 2021, fair value was determined based on the market price of Orange shares at the closing date.

Accounting effect

In 2021, an expense of (11) million euros (including social contributions) was recognized with corresponding entries in equity (10 million euros) and in social debts (1 million euros).

In 2020, an expense of (15) million euros (including social contributions) was recognized with corresponding entries in equity (13 million euros) and in social debts (2 million euros).

In 2019, an expense of (10) million euros (including social contributions) was recognized with corresponding entries in equity (8 million euros) and in social debts (2 million euros).

Closure of the free share award plan LTIP 2018–2020

In 2018, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2021.

Consolidated financial statements 2021	F-62

Main characteristics

LTIP 2018 - 2020
Implementation date by the Board of Directors	July 25, 2018
Maximum number of free share units (1)	1.7 million
Number of free share units delivered at delivery date (1)	1.2 million
Estimated number of beneficiaries	1,200
Acquisition date of the rights by the beneficiaries	December 31, 2020
Delivery date of the shares to the beneficiaries	March 31, 2021

(1)	In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares, on March 31, 2021.

Condition of continued employment

The allocation of rights to beneficiaries was subject to a condition of continued employment:

LTIP 2018 - 2020
From January 1, 2018
Assessment of the employment continuation	to December 31, 2020

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

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

LTIP 2018 - 2020
Organic cash-flow from telecom activities	50%
Total Shareholder Return (TSR)	50%

Performance was assessed for the years 2018, 2019 and 2020 in relation to the budget for each of these three years, as approved in advance by the Board of Directors.The condition relating to organic cash flow from telecoms activities was met for 2019 and 2020 but not for 2018. In addition, the condition relating to the TSR was not met for the period 2018-2020.

Valuation assumptions

LTIP 2018 - 2020
Measurement date	July 25, 2018
Vesting date	December 31, 2020
Price of underlying instrument at measurement date	13.98 euros
Price of underlying instrument at vesting date	9.73 euros
Price of underlying instrument at delivery date	10.51 euros
Expected dividends (% of the share price)	5.0%
Risk free yield	-0.33%
Fair value per share of benefit granted to employees	11.23 euros
o/w fair value of internal performance condition	11.94 euros
o/w fair value of external performance condition	10.51 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of award and the expected dividends discounted to December 31, 2020. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For that part of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange share price at March 31, 2021.

Accounting effect

The cost of the plans including social security contributions is presented below:

(in millions of euros)	2021	2020	2019	2018
LTIP 2018 - 2020 (1)	2	(7)	(7)	(3)

(1)	With corresponding entries in equity for 14 million euros and in employee-related payables for 1 million euros settled on delivery of the shares in 2021.

Consolidated financial statements 2021	F-63

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

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020 (4)	2019
Short-term benefits excluding employer social security contributions (1)	(14)	(16)	(13)
Short-term benefits: employer’s social security contributions	(5)	(5)	(4)
Post-employment benefits (2)	(0)	(0)	(0)
Share-based compensation (3)	(2)	(2)	(2)

(1)	Includes all compensation: gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan (LTIP).
(2)	Service cost.
(3)	Includes employee shareholding plans and shares settled Long Term Incentive Plan (LTIP).
(4)	In 2020, an amount of (2) million euros relating to termination benefits was paid. These termination benefits are not presented in the compensation table above.

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 4 million euros (4 million euros in 2020 and 6 million euros in 2019).

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

Note 7    Impairment losses and goodwill

7.1    Impairment losses

(in millions of euros)	2021	2020	2019
Spain	(3,702)	—	—
Jordan	—	—	(54)
Total of impairment of goodwill	(3,702)	—	(54)

The impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill and on fixed assets (see Note 8.3).

At December 31, 2021

In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of:

−	a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user); and
−	uncertainties surrounding the continuation of the health crisis (delay in the forecasts for economic recovery).

The revision of the business plan in Spain has led to the recognition during the first semester of (3,702) million euros impairment of goodwill, bringing the net book value of tested assets down to the value in use of current and long-term assets, i.e. 7.7 billion euros.

Consolidated financial statements 2021	F-64

At December 31, 2020

At December 31, 2020, impairment tests did not result in the Group recognizing any impairment losses.

At December 31, 2019

In Jordan, the (54) million euros impairment of goodwill reflected the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net book value of tested assets was brought down to the value in use of current and long-term assets at 100% at December 31, 2019 (0.8 billion euros).

In Egypt, the reversal of 89 million euros of impairment on fixed assets primarily reflected an improvement in the country's economic situation (see Note 8.3).

7.2    Goodwill

(in millions of euros)	December 31, 2021			December 31, 2020	December 31, 2019
	Gross value	Accumulated	Net book value	Net book value	Net book value
		impairment
		losses
France	14,377	(13)	14,364	14,364	14,364
Europe	13,712	(7,633)	6,079	9,512	9,537
Spain	6,986	(3,816)	3,170	6,872	6,872
Romania	2,074	(570)	1,504	1,236	1,236
Slovakia	806	—	806	806	806
Belgium	1,049	(713)	336	336	350
Poland	2,650	(2,515)	135	136	140
Moldova	80	—	80	76	83
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,605	(1,140)	1,465	1,443	1,481
Burkina Faso	428	—	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	265	—	265	253	257
Sierra Leone	114	—	114	118	134
Jordan	277	(166)	111	103	112
Cameroon	134	(90)	44	44	44
Other	971	(843)	128	122	131
Enterprise	2,887	(649)	2,237	2,225	2,245
International Carriers & Shared Services	18	—	18	18	18
Mobile Financial Services	28	—	28	35	—
Goodwill	33,626	(9,435)	24,192	27,596	27,644

(in millions of euros)		December 31,	December 31,	December 31,
	Note	2021	2020	2019
Gross Value in the opening balance		33,273	33,579	32,949
Acquisitions(1)		266	26	520
Disposals		(4)	—	(4)
Translation adjustment		91	(331)	111
Reclassifications and other items		—	—	3
Gross Value in the closing balance		33,626	33,273	33,579
Accumulated impairment losses in the opening balance		(5,678)	(5,935)	(5,775)
Impairment	7.1	(3,702)	—	(54)
Disposals		(0)	—	4
Translation adjustment		(55)	257	(110)
Accumulated impairment losses in the closing balance		(9,435)	(5,678)	(5,935)
Net book value of goodwill		24,192	27,596	27,644

(1)	The change corresponds mainly to the preliminary goodwill of Telekom Romania Communications amounting to 272 million euros in 2021 (see Note 3.2).

Consolidated financial statements 2021	F-65

7.3    Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the book value tested (see Note 7.4) and result in impairment losses on goodwill and fixed assets.

In 2021, the Group updated its strategic plan during the first semester (for the period 2021–2025). Accordingly, new business plans were prepared for all CGUs.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2021:

–  the discount rates (which may incorporate a specific premium reflecting an assessment of the performance risks of certain business plans or country risks) experienced a slight increase as a result, on one hand, of the revision of one of their calculation parameters during the second half of 2021, and on the other hand, of the recognition of a precaution on the Enterprise CGU with a view to integrating the effects of the accelerated decline in fixed voice into the valuation used at December 31, 2021.

–  perpetual growth rates were maintained in most regions, with the effects of the health crisis not leading to any change in the long-term outlook of the service markets offered by the Group.

At December 31, 2021, business plans and key operating assumptions were sensitive to the following:

–  the consequences of the Covid-19 pandemic: deterioration in the situation compared to December 31, 2020 in certain geographical areas in terms of the return to an economic situation deemed normal (such as in Spain or Romania);

–  the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or market concentration;

–  the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong, particularly in Spain;

–  the Group's ability to adjust costs and capital expenditure to changes in revenue;

–  and specifically in the Middle East and the Maghreb (Jordan, Egypt, Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2021	France		Spain	Poland	Enterprise	Romania

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%		1.5%	1.5%	0.3%	2.5%
Post-tax discount rate	5.8	%(1)	6.8%	7.3%	8.3%	7.0%
Pre-tax discount rate	7.6%		8.4%	8.5%	11.1%	7.9%
								Belgium/
December 31, 2020	France		Spain	Poland	Enterprise	Romania	Morocco	Luxembourg

Basis of recoverable amount	Value in use							Fair value
Source used	Internal plan							NA
Methodology	Discounted cash flow							NA
Perpetuity growth rate	0.8%		1.5%	1.5%	0.3%	2.3%	2.8%	NA
Post-tax discount rate	5.5	%(1)	6.5%	7.3%	7.5%	7.5%	7.3%	NA
Pre-tax discount rate	7.4%		8.1%	8.5%	10.2%	8.5%	8.6%	NA
						Sierra
December 31, 2019	France		Spain	Poland	Enterprise	Leone	Liberia	Belgium

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%		1.5%	1.5%	0.3%	3.8%	3.8%	0.5%
Post-tax discount rate	6.0	%(1)	7.3%	8.3%	7.5%	13.0%	13.0%	7.5%
Pre-tax discount rate	8.1%		9.1%	9.7%	10.0%	15.9%	15.9%	9.6%

(1)	The after-tax discount rate for France includes a corporate tax reduction of 25.83% by 2022.

At December 31, 2021, the fair value of the Belgium/Luxembourg entity was defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium closed on May 4, 2021 (see Note 3.2).

Consolidated financial statements 2021	F-66

The Group's listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenue, operating income and net income excluding non-recurring transactions.

7.4    Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, a sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

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

			Decrease in the discounted cash
	Increase in discount rate in order	Decrease in the perpetual growth	flows of the terminal value in
	for the recoverable amount to be	rate in order for the recoverable	order for the recoverable amount to
	equal to the net carrying value (in	amount to be equal to the net	be equal to the net carrying value
	basis points)	carrying value (in basis points)	(in %)
December 31, 2021
France	+234 bp	(217) bp	-39%
Spain	+19 bp	(21) bp	-4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%

December 31, 2020
France	+141 bp	(124) bp	-28%
Spain	+1 bp	(1) bp	0%
Poland	+189 bp	(151) bp	-23%
Enterprise	+1,067 bp	(1,691) bp	-82%
Romania	+49 bp	(49) bp	-9%
Morocco	+354 bp	(433) bp	-53%
Belgium	n/a	n/a	n/a

December 31, 2019
France	+252 bp	(243) bp	-34%
Spain	+54 bp	(63) bp	-11%
Poland	+200 bp	(178) bp	-24%
Enterprise	+1,130 bp	(1,783) bp	-74%
Belgium	+856 bp	(711) bp	-69%
Sierra Leone	+50 bp	(86) bp	-9%
Liberia	+83 bp	(154) bp	-15%

Spain

In 2021, the value in use of the Spain CGU was revised based on the key valuation assumptions established by the local governance. The revision of the assumptions resulted in (3,702) million euros impairment of goodwill.

A sensitivity analysis was carried out at December 31, 2021 on each of the following criteria, taken individually:

–  increase of 0.25% in the discount rate;

–  decrease of 0.25% in the perpetual growth rate;

–  decrease of 5% in cash flow in the terminal year.

This sensitivity analysis identified a risk of impairment of up to 3% of the net book value of goodwill.

Belgium

At December 31, 2021, the fair value of the Belgium/Luxembourg entity was defined based on the conditional voluntary public tender offer for all shares of Orange Belgium SA closed on May 4, 2021 (see Note 3.2). Sensitivity analyzes, calculated on cash flows and financial parameters, are therefore not relevant for these CGUs at December 31, 2021. A change of one euro in the reference price per share used to calculate the fair value of the Belgium/Luxembourg entity would have an effect on the recoverable amount of 0.1 billion euros.

Consolidated financial statements 2021	F-67

Other

A sensitivity analysis was also carried out on Romania on each of the following criteria, taken individually:

–  increase of 1% in the discount rate;

–  decrease of 1% in the perpetual growth rate;

–  decrease of 10% in cash flow in the terminal year.

This sensitivity analysis identified a risk of impairment of up to 16% of the net book value of goodwill.

The other entities not listed above each account for less than 3% of the recoverable amount of the consolidated entities or do not present a recoverable amount in the region of the net book value.

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

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. Key assumptions for most CGUs include:

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

Impairment loss for goodwill is recorded definitively in operating income.

Consolidated financial statements 2021	F-68

Note 8    Fixed assets

8.1    Gains (losses) on disposal of fixed assets

(in millions of euros)	2021	2020	2019

Transfer price	163	444	610
Net book value of assets sold	(111)	(223)	(307)
Proceeds from the disposal of fixed assets (1)	52	221	303

(1)	In 2021, the gains on disposal of fixed assets related to the sale and leaseback transactions amount to 10 million euros and mainly comprise property asset disposals in France. The gains on disposal of fixed assets related to the sale and leaseback amounted to 143 million euros in 2020 and 195 million euros in 2019 and mainly comprise property asset disposals in France and mobile site disposal in Spain.

8.2    Depreciation and amortization

(in millions of euros)

Depreciation and amortization of intangible assets

(in millions of euros)

Consolidated financial statements 2021	F-69

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

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 16 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3    Impairment of fixed assets

(in millions of euros)	2021	2020	2019
France	(1)	(15)	—
International Carriers & Shared Services	(2)	(7)	—
Poland	(11)	(7)	(12)
Egypt	1	1	89
Other	(2)	(2)	(4)
Total of impairment of fixed assets	(17)	(30)	73

The impairment of fixed assets resulting from impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Consolidated financial statements 2021	F-70

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.3%	1.2%	1.1%
Post-tax discount rate	7.7%	6.9%	7.4%
Pre-tax discount rate	9.8%	8.3%	8.8%

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

8.4    Other intangible assets

	December 31, 2021				December 31,	December 31,
					2020	2019
	Gross value	Accumulated	Accumulated	Net book	Net book	Net book
		depreciation	impairment	value	value	value
		and
(in millions of euros)		amortization
Telecommunications licenses	12,116	(5,374)	(51)	6,691	6,322	6,043
Software	13,796	(9,418)	(47)	4,331	4,288	4,250
Orange brand	3,133	—	—	3,133	3,133	3,133
Other brands	1,104	(133)	(901)	69	78	88
Customer bases	5,297	(4,939)	(12)	346	469	597
Other intangible assets	2,304	(1,730)	(204)	370	844	626
Total	37,749	(21,594)	(1,215)	14,940	15,135	14,737

(in millions of euros)	2021	2020	2019
Net book value of other intangible assets - in the opening balance	15,135	14,737	14,073
Acquisitions of other intangible assets	2,842	2,935	2,385
o/w telecommunications licenses(1)	926	969	519
Impact of changes in the scope of consolidation(2)	(888)	31	328
Disposals	(4)	(4)	(10)
Depreciation and amortization	(2,363)	(2,309)	(2,286)
Impairment (3)	(40)	(24)	88
Translation adjustment	92	(176)	106
Reclassifications and other items(4)	165	(55)	52
Net book value of other intangible assets - in the closing balance	14,940	15,135	14,737

(1)	In 2021, includes the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million of euros. In 2020, related to the acquisition of the 5G license in France for 875 million euros and in Slovakia for 37 million euros. In 2019, related to licenses in Spain for 296 million euros, in Burkina Faso for 119 million euros and in Guinea for 82 million euros.
(2)	In 2021, mainly relates to the effects of the loss of sole control over Orange Concessions. In 2019, mainly relates to the effects of SecureLink and SecureData acquisitions.
(3)	Includes impairment detailed in Note 7.1.
(4)	In 2021, mainly relates to incentive bonus fees on penetration rates and business continuity payable by the public initiative networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets relate to labor expenses and amounted to 399 million euros in 2021, 405 million euros in 2020 and 389 million euros in 2019.

Consolidated financial statements 2021	F-71

Information on telecommunications licenses at December 31, 2021

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

(in millions of euros)	Gross value	Net book value	Residual useful life(1)
5G (1 license)	875	811	13.9
LTE (4 licenses)(2)	2,180	1,473	9.8 to 14.9
UMTS (3 licenses)	342	175	8.4 and 9.7
GSM (2 licenses)	207	191	9.3
France	3,604	2,650
5G (4 licenses)	1,070	1,037	9.0 and 19.7
LTE (3 licenses)	536	305	9.0 to 9.3
GSM (2 licenses)	285	111	10.0
Spain	1,891	1,453
LTE (3 licenses)	739	441	6.0 to 9.1
UMTS (1 license)	355	22	1.0
GSM (2 licenses)	130	40	5.6 to 7.5
Poland	1,224	503
LTE (1 license)	444	301	10.0
UMTS (1 license)	153	50	10.0
GSM (2 licenses)	431	113	10.0
Egypt	1,028	464
LTE (1 license)	62	45	13.1
UMTS (1 license)	29	10	9.3
GSM (1 license)	770	159	10
Morocco	861	214
LTE (1 license)	184	89	7.3
UMTS (1 license)	100	52	9.0
GSM (1 license)	292	105	7.3
Romania	576	246
LTE (1 license)	89	50	8.4
UMTS (3 licenses)	143	70	3.2 to 11.3
GSM (1 license)	191	82	7.0
Jordan	423	202
LTE (2 licenses)	140	82	5.4 and 11.9
UMTS (1 license)	4	2	0.3
GSM (1 license)	7	3	0.2
Belgium	151	87
5G (2 licenses)	38	37	3.7 and 19
LTE (3 licenses)	76	38	3.7 to 7
UMTS (1 license)	46	10	4.7
GSM (1 license)	66	12	4.0
Slovensko	226	97
Other	2,132	775
Total	12,116	6,691

(1)	In number of years, at December 31, 2021.
(2)	Comprises the 700 MHz license of which the spectrum is technologically neutral.

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

The operating rights granted under certain concession arrangements are booked under other intangible assets and give right to charge users of the public service (see Note 4.1).

Consolidated financial statements 2021	F-72

8.5    Property, plant and equipment

	December 31, 2021				December 31,	December 31,
					2020	2019
	Gross value	Accumulated	Accumulated	Net book	Net book	Net book
		depreciation	impairment	value	value	value
		and
(in millions of euros)		amortization
Networks and terminals	97,426	(69,900)	(371)	27,155	25,825	25,137
Land and buildings	7,821	(5,470)	(234)	2,117	2,018	2,026
IT equipment	3,963	(3,178)	(1)	784	801	803
Other property, plant and equipment	1,721	(1,286)	(6)	428	431	456
Total property, plant and equipment	110,931	(79,834)	(612)	30,484	29,075	28,423

The networks and terminals are broken down as follows:

(in millions of euros)	2021	2020	2019
Net book value of property, plant and equipment - in the opening balance	29,075	28,423	27,119
Acquisitions of property, plant and equipment	5,947	5,848	6,181
o/w financed assets	40	241	144
Impact of changes in the scope of consolidation (1)	130	0	(52)
Disposals and retirements	(102)	(154)	(164)
Depreciation and amortization	(4,796)	(4,880)	(4,838)
o/w fixed assets	(4,712)	(4,825)	(4,824)
o/w financed assets	(84)	(55)	(14)
Impairment (2)	(5)	(6)	(15)
Translation adjustment	129	(319)	115
Reclassifications and other items	105	164	78
Net book value of property, plant and equipment - in the closing balance	30,484	29,075	28,423

(1)	Mainly relates, in 2021, to the effects of the acquisition of Telekom Romania Communications and the loss of sole control over FiberCo in Poland (see Note 3.2).

Mainly relates, in 2019, to the disposal of Orange Niger.

(2)	Includes impairment detailed in Note 7.1.

Financed assets

Financed assets include at December 31, 2021 the set-up boxes in France which are financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The debts associated to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3)

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment relate to labor expenses and amount to 450 million euros in 2021, 462 million euros in 2020 and 459 million euros in 2019.

Accounting policies

Property, plant and equipment are made up of tangible fixed assets and financed assets. They mainly comprise network facilities and equipment.

Consolidated financial statements 2021	F-73

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

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home – FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active equipment or even spectrum.

8.6    Fixed assets payables

(in millions of euros)	2021	2020	2019
Fixed assets payable - in the opening balance	4,640	3,665	3,447
Business related variations(1)	(206)	1,002	200
Changes in the scope of consolidation(2)	(199)	(0)	(14)
Translation adjustment	31	(50)	29
Reclassifications and other items(3)	216	23	3
Fixed assets payable - in the closing balance	4,481	4,640	3,665
o/w long-term fixed assets payable	1,370	1,291	817
o/w short-term fixed assets payable	3,111	3,349	2,848

(1)	Includes, in 2021, the disbursement of the 5G license for (150) million euros in France. Included, in 2020, 725 million euros for the acquisition of the 5G license in France.
(2)	Includes (241) million euros in 2021 as a result of the removal of Orange Concessions from the Group's scope of consolidation (see Note 3.2).
(3)	In 2021, mainly relates to incentive bonus fees on penetration rates and business continuity payable by the public initiative networks to the local authorities in the amount of 195 million euros.

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

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16), net of any prepayment, which are recognized as prepayment on fixed assets.

Consolidated financial statements 2021	F-74

8.7    Dismantling provisions

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2021	2020	2019
Dismantling provisions - in the opening balance	901	827	776
Provision reversal with impact on income statement	(0)	(0)	(0)
Discounting with impact on income statement	11	2	5
Utilizations without impact on income statement	(18)	(12)	(24)
Changes in provision with impact on assets	3	79	67
Changes in the scope of consolidation	0	—	—
Translation adjustment	(0)	(10)	2
Reclassifications and other items	0	16	2
Dismantling provisions - in the closing balance	897	901	827
o/w non-current provisions	876	885	812
o/w current provisions	21	16	15

Accounting policies

The Group is required to dismantle technical equipment and restore the technical sites it occupies.

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

Note 9    Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases concern the following asset categories:

−  Land and buildings

−  Networks and terminals

−  IT equipment

−  Other

Accounting policies

IFRS 16 "Leases," the application of which is mandatory, has been applied within the Group since January 1, 2019.

IFRS 16 defines a lease as a contract that grants the lessee the right to control the use of an identified asset. All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease liabilities (see Notes 9.1 and 9.2). In the income statement, depreciation of right-of-use assets (see Note 9.1) is presented separately from the interest expenses on lease liabilities. In the statement of cash flows, cash outflows relating to interest expenses impact operating cash flows, while repayment of lease liabilities impacts financing cash flows.

For the lessor, assets subject to leases must be recognized on the balance sheet according to the nature of the asset and the associated leasing revenues as income on a straight-line basis over the lease term.

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

Finally, the Group applies the two exemptions provided for in IFRS 16, concerning leases with a term of 12 months or less that are not tacitly renewable and leases where the value, when new, of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these two exemptions are presented in off-balance sheet commitments and an expense is recognized in external purchases in the income statement.

The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

Consolidated financial statements 2021	F-75

The Group has defined four major categories of leases:

−  land and buildings: these leases mainly concern commercial (point of sale) or service activity (office and head office) leases, as well as leases of technical buildings not owned by the Group. Real estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as “3/6/9 leases”) (see Note 9.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment;

−  networks and terminals: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case of land on which to install antennas, mobile sites leased to third-party operators and certain “TowerCos” contracts (companies operating telecom towers). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (total or partial unbundling), as well as the lease of land transmission cables;

−  IT equipment: this asset category primarily comprises the lease of servers and hosting space in data centers;

−  other: this asset category primarily comprises the lease of vehicles and technical equipment.

9.1    Right-of-use assets

(in millions of euros)	December 31, 2021				December 31, 2020	December 31, 2019
	Gross value	Accumulated	Accumulated	Net book	Net book value	Net book value
		depreciation	impairment	value
		and
		amortization
Land and buildings	7,743	(2,489)	(324)	4,930	4,865	4,959
Networks and terminals	3,442	(926)	0	2,516	1,931	1,524
IT equipment	166	(111)	(0)	55	30	29
Other right-of-use	360	(159)	(0)	201	184	188
Total right-of-use assets	11,711	(3,685)	(324)	7,702	7,009	6,700

(in millions of euros)	2021	2020	2019
Net book value of right-of-use assets - in the opening balance	7,009	6,700	6,790
Increase (new right-of-use assets)(1)	2,172	1,529	1,014
Impact of changes in the scope of consolidation	34	1	18
Depreciation and amortization	(1,481)	(1,384)	(1,274)
Impairment (2)	(91)	(57)	(33)
Impact of changes in the assessments	74	331	187
Translation adjustment	46	(104)	26
Reclassifications and other items	(62)	(7)	(28)
Net book value of right-of-use assets - in the closing balance	7,702	7,009	6,700

(1)	Comprises in 2021, the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.
(2)	Impairment losses on right-of-use assets mainly concern real estate leases qualified as onerous contracts.

Depreciation and amortization of right-of-use assets

In 2021, the rental expense recognized in external purchases in the income statement amounts to (147) million euros compared to (151) million euros in 2020 and (241) million euros in 2019 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not tacitly renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not figured into the measurement of the lease liability.

Consolidated financial statements 2021	F-76

Accounting policies

A right-of use is recognized as an asset, with a corresponding lease liability (see Note 9.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases such as fees, lease negotiation expenses or administration costs and less rent-free period liabilities and lessor financial contributions.

This right-of-use asset is amortized in the income statement on a straight-line basis over the lease term chosen by the Group, in accordance with the lease terms defined in IFRS 16.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

9.2    Lease liabilities

At December 31, 2021, lease liabilities amount to 8,065 million euros, including non-current lease liabilities of 6,696 million euros and current lease liabilities of 1,369 million euros.

(in millions of euros)	2021	2020	2019
Lease liabilities - in the opening balance	7,371	6,932	6,531
Increase with counterpart in right of use	2,158	1,582	1,580
Impact of changes in the scope of consolidation	34	1	18
Decrease in lease liabilities following rental payments	(1,624)	(1,400)	(1,429)
Impact of changes in the assessments	74	326	187
Translation adjustment	47	(96)	24
Reclassifications and other items	4	26	21
Lease liabilities - in the closing balance	8,065	7,371	6,932
O/w non-current lease liabilities	6,696	5,875	5,593
O/w current lease liabilities	1,369	1,496	1,339

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2021:

(in millions of euros)	Total	2022	2023	2024	2025	2026	2027 and
							beyond
Undiscounted lease liabilities	8,755	1,546	1,346	1,163	971	859	2,871

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

Consolidated financial statements 2021	F-77

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

Note 10    Taxes

10.1    Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies payables as they are set by and paid to the States and Local Authorities.

10.1.1  Operating taxes and levies recognized in the income statement

(in millions of euros)	2021	2020	2019
Territorial Economic Contribution, IFER and similar taxes(1)	(652)	(795)	(758)
Spectrum fees	(360)	(341)	(329)
Levies on telecommunication services	(329)	(319)	(276)
Other operating taxes and levies	(586)	(469)	(465)
Total	(1,926)	(1,924)	(1,827)

(1)  Including in 2021a reduction of the territorial economic contribution (TEC) for (139) million euros. This decrease is explained by the reduction of the applicable rate of the company value-added contribution (CVAE), which is the main component of the TEC.

The 2021 French Finance Act enacted the reduction of the applicable rate of the CVAE in France, effective January 1, 2021. The applicable rate for this tax was reduced from 1.5% to 0.75%.

The breakdown of operating taxes and levies per geographical area is the following:

(in millions of euros)

Consolidated financial statements 2021	F-78

10.1.2  Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Value added tax (VAT)	1,025	966	996
Other operating taxes and levies	138	138	94
Operating taxes and levies - receivables	1,163	1,104	1,090
Value added tax (VAT)	(682)	(652)	(649)
Territorial Economic Contribution, IFER and similar taxes	(89)	(87)	(90)
Spectrum fees	(18)	(21)	(22)
Levies on telecommunication services	(143)	(128)	(118)
Other operating taxes and levies	(504)	(391)	(408)
Operating taxes and levies - payables	(1,436)	(1,279)	(1,287)
Operating taxes and levies - net	(273)	(175)	(197)

Changes in operating taxes and levies

(in millions of euros)	2021	2020	2019
Net tax liabilities and operating taxes and levies - in the opening balance	(175)	(197)	(295)
Operating taxes and levies recognized in profit or loss	(1,926)	(1,924)	(1,827)
Operating taxes and levies paid(1)	1,914	1,929	1,939
Changes in the scope of consolidation	(67)	—	3
Translation adjustment	(19)	20	(16)
Reclassifications and other items	(1)	(3)	(1)
Net tax liabilities and operating taxes and levies - in the closing balance	(273)	(175)	(197)

(1) Including in 2021 the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement made by Orange Polska as part of the FiberCo transaction in Poland.

Accounting policies

Value Added Tax (VAT) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

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

Consolidated financial statements 2021	F-79

10.2    Income taxes

10.2.1  Income taxes

(in millions of euros)	2021	2020	2019
Orange SA tax group	3	1,556	(875)
• Current tax	(129)	1,801	(559)
o/w tax income related to the 2005-2006 tax dispute	—	2,246	—
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(129)	(444)	(559)
• Deferred tax	133	(246)	(316)
Spanish tax group	(115)	(146)	(123)
• Current tax	(0)	(40)	(84)
• Deferred tax	(115)	(106)	(39)
Africa & Middle East	(431)	(341)	(296)
• Current tax	(420)	(343)	(294)
• Deferred tax	(11)	2	(1)
United Kingdom	(264)	(137)	(66)
• Current tax	(76)	(75)	(66)
• Deferred tax	(188)	(63)	(0)
Other subsidiaries (1)	(156)	(83)	(86)
• Current tax	(125)	(99)	(89)
• Deferred tax	(31)	16	3
Total Income taxes	(962)	848	(1,447)
• Current tax	(750)	1,245	(1,093)
o/w tax income related to the 2005-2006 tax dispute	0	2,246	—
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(750)	(1,001)	(1,093)
• Deferred tax	(212)	(396)	(354)

(1)	In 2021, include an income tax expense of (74) million euros related notably to the gain arising from the loss of sole control over the FiberCo (see Note 3.2)

In 2020, the Orange group's current tax was an income amounting to 1,245 million euros and included a tax income of 2,246 million euros related to the tax dispute in France for fiscal years 2005-2006.

Consolidated financial statements 2021	F-80

The breakdown of current tax by geographical area or by tax group (excluding income related to the 2005-2006 tax dispute) is the following:

(in millions of euros)

Orange SA tax group

Current tax expense

Over the last three years, the income tax rate applicable in France gradually decreased from 34.43% in 2019 to 32.02% in 2020, and then to 28.41% in 2021.

The decrease in the tax rate in France from 32.02% to 28.41% resulted in a reduction in the current tax expense of 61 million euros in 2021.

The reduction in the tax rate from 34.43% to 32.02% resulted in a reduction in the current tax expense of 36 million euros in 2020.

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

In 2021, the current tax expense includes tax income recorded resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

In 2020, the current tax expense included tax income of 2,246 million euros, as a result of the decision issued by the Conseil d’État on November 13, 2020 in favor of Orange SA on a dispute in respect of the years 2005-2006.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

The 2018 French Finance Act included a gradual reduction in the corporate income tax rate with an expected tax rate of 25.83% as of 2022. The 2022 French Finance Act passed in December 2021 confirms the trajectory initially planned, i.e. a rate of 25.83% in 2022.

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25%for all the fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

In 2021, the Spanish tax group was in deficit, which explains the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2021, a deferred tax expense of (162) million euros was recognized to reflect the negative impact on the recoverable amount of deferred taxes of updated business plan projections in a market that remains highly competitive with significant price pressure.

In 2020, a deferred tax expense of (102) million euros was recognized to reflect the negative impact on the recoverable amount of deferred taxes of updated business plan projections.

In 2019 , a deferred tax expense of (42) million euros was recognized to reflect evolution of future perspectives for the recoverability of the deferred tax assets.

Africa & Middle East

The main contributors to the income tax expense are Côte d’Ivoire, Mali, Guinea and Senegal:

–  in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense stands at (91) million euros in 2021, (77) million euros in 2020 and (52) million euros in 2019;

Consolidated financial statements 2021	F-81

–  in Mali, the corporate tax rate is 30% and the current tax expense stands at (67) million euros in 2021, (62) million euros in 2020 and (55) million euros in 2019;

–  in Guinea, the corporate tax rate is 35% and the current tax expense stands at (63) million euros in 2021, (47) million euros in 2020 and (42) million euros in 2019;

–  in Senegal, the corporate tax rate is 30% and the current tax expense stands at (53) million euros in 2021, (54) million euros in 2020 and (56) million euros in 2019.

United Kingdom

Current tax expense

The current income tax expense primarily reflects the taxation of activities related to Orange’s brand activities at a tax rate of 19%.

Deferred tax expense

In 2021, a corporate tax rate increase was passed which will rise to 25% from 2023 (it currently stands at 19%). The 2021 deferred tax expense therefore includes an increase of (188) million euros in relation to deferred tax liabilities recognized for the Orange brand.

In 2020, the deferred tax expense included an increase of (63) million euros in deferred tax liabilities recognized in the United Kingdom on the Orange brand. The British government canceled the tax reduction from 19% to 17% in 2020, provided for by the 2016 Finance Act, thus maintaining the rate at 19%. The deferred tax liabilities on the brand were recorded as of December 31, 2020 at a 19% tax rate.

Group tax proof

(in millions of euros)	Note	2021	2020	2019
Profit before tax		1,740	4,207	4,669
Statutory tax rate in France		28.41%	32.02%	34.43%
Theoretical income tax		(494)	(1,347)	(1,608)
Reconciling items :
Tax income related to the 2005-2006 tax dispute (1)		—	2,246	—
Impairment of goodwill (2)	7.1	(1,052)	—	(19)
Impairment of BT shares	13.7	—	—	(34)
Impact related to the loss of sole control over Orange Concessions		557	—	—
Share of profits (losses) of associates and joint ventures		1	(1)	3
Adjustment of prior-year taxes		(23)	1	10
Recognition / (derecognition) of deferred tax assets		(149)	(98)	(36)
Difference in tax rates (3)		85	157	192
Change in applicable tax rates (4)		(235)	(92)	43
Other reconciling items(5)		348	(18)	2
Effective income tax		(962)	848	(1,447)
Effective tax rate (ETR)		55.31%	(20.17)%	30.99%

(1)	Relates to the tax income of 2,246 million euros (including interests) recognized in 2020 following the favorable decision handed down on November 13, 2020 by the Conseil d’Etat on the tax dispute in respect of fiscal years 2005-2006. The impact of this tax income on the effective tax rate is (53.3) basis points. Excluding this item, the Group ETR would be 33.2% in 2020.
(2)	Reconciling item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in “Difference in tax rates”. In 2021, the (3,702) million euros impairment loss recorded on goodwill in Spain generates a reconciling item at the Group tax rate of (1,052) million euros. Excluding this effect, the Group ETR is 17.7% in 2021.
(3)	The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19%) and Spain (tax rate of 25%).
(4)	Takes into account the remeasurement of the deferred tax due to change of tax rate in tax legislation, as well as the impact of the booking over the period of deferred tax at tax rates that differ from the rate applicable in the current fiscal year.
(5)	Includes in 2021 a tax income recorded resulting from the reassessment of an income tax charge booked in periods before those presented.

10.2.2 Income tax on other comprehensive income

(in millions of euros)	2021		2020		2019
	Gross	Deferred	Gross	Deferred	Gross	Deferred
	amount	tax	amount	tax	amount	tax
Actuarial gains and losses on post-employment benefits(1)	59	(14)	(13)	1	(62)	18
Assets at fair value	11	—	94	—	(16)	—
Cash flow hedges	317	(84)	22	(10)	144	(47)
Translation adjustment	200	—	(414)	—	78	—
Other comprehensive income of associates and joint ventures	1	—	—	—	—	—
Total presented in other comprehensive income	587	(98)	(311)	(9)	145	(29)

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

Consolidated financial statements 2021	F-82

10.2.3 Tax position in the statement of financial position

	December 31, 2021			December 31, 2020 (1)			December 31, 2019 (1)
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
Orange SA tax group
• Current tax	26	—	26	—	359	(359)	—	385	(385)
• Deferred tax (2)	362	—	362	327	—	327	581	—	581
Spanish tax group
• Current tax	13	—	13	12	—	12	—	32	(32)
• Deferred tax (3)	—	211	(211)	—	95	(95)	11	—	11
Africa & Middle East
• Current tax	62	328	(266)	45	228	(183)	43	212	(168)
• Deferred tax	127	93	34	103	55	48	92	55	37
United Kingdom
• Current tax	—	5	(5)	—	4	(4)	—	30	(30)
• Deferred tax (4)	—	787	(787)	—	600	(600)	1	539	(538)
Other subsidiaries
• Current tax	80	92	(12)	70	82	(12)	76	90	(14)
• Deferred tax	202	94	109	244	105	139	255	108	147
Total
• Current tax	181	425	(244)	128	673	(545)	120	748	(629)
• Deferred tax	692	1,185	(493)	674	855	(181)	940	703	238

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).
(2)	Mainly includes deferred tax assets on employee benefits.
(3)	The recognized deferred tax assets are offset by the deferred tax liabilities on the goodwill which is tax deductible.
(4)	Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2021	2020	2019
Net current tax assets / (liabilities) in the opening balance	(545)	(629)	(636)
Cash tax payments / (reimbursements)(1)	1,028	(1,160)	1,079
Change in income statement (1)	(750)	1,245	(1,093)
Change in other comprehensive income	—	—	—
Change in retained earnings (2)	29	(2)	48
Changes in the scope of consolidation	1	(0)	(1)
Translation adjustment	(7)	4	(1)
Reclassification and other items	0	(4)	(24)
Net current tax assets / (liabilities) in the closing balance	(244)	(545)	(629)

(1)	In 2021, include disbursements and income tax expenses on gain arising from losses of sole control over Orange Concessions in France and FiberCo in Poland in the amounts of 47 million euros and 27 million euros respectively, reclassified in investing activities in the Group statement of cash flows. In 2020, include the reimbursement and tax income of 2,246 million euros in respect of the tax dispute for 2005-2006.
(2)	Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2021	2020 (1)	2019 (1)
Net deferred tax assets / (liabilities) in the opening balance	(181)	238	735
Change in income statement	(212)	(396)	(354)
Change in other comprehensive income	(98)	(9)	(30)
Change in retained earnings	5	—	(35)
Change in the scope of consolidation	(1)	(2)	(76)
Translation adjustment	(5)	(10)	0
Reclassification and other items	(1)	(2)	(3)
Net deferred tax assets / (liabilities) in the closing balance	(493)	(181)	238

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

Consolidated financial statements 2021	F-83

Deferred tax assets and liabilities by type

	December 31, 2021			December 31, 2020			December 31, 2019
			Income			Income			Income
(in millions of euros)	Assets	Liabilities	state-ment	Assets	Liabilities	state-ment	Assets	Liabilities	state-ment
Provisions for employee benefit obligations(1)	705	—	218	499	—	(154)	652	—	(169)
Fixed assets	528	1,476	(218)	552	1,275	(111)	614	1,216	(68)
Tax losses carryforward	3,958	—	37	3,887	—	8	3,895	—	8
Other temporary differences	2,673	2,960	(76)	2,690	2,821	(71)	2,812	2,858	(83)
Deferred tax	7,865	4,436	(38)	7,629	4,096	(327)	7,973	4,074	(312)
Depreciation of deferred tax assets	(3,922)	—	(174)	(3,714)	—	(69)	(3,661)	—	(41)
Netting	(3,251)	(3,251)	—	(3,241)	(3,241)	—	(3,372)	(3,372)	—
Total	692	1,185	(212)	674	855	(396)	940	703	(354)

(1)	2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

At December 31, 2021, tax loss carryforwards mainly related to Spain and Belgium.

At December 31, 2021, the unrecognized deferred tax assets mainly related to Spain for 2.2 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly included tax losses that can be carried forward indefinitely. In Spain, tax losses carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2026, unless affected by changes in tax rules and changes in business projections. The deferred tax assets recognized for Spain amounted to 0.4 billion euros at December 31, 2021.

Most of the other tax losses carryforwards for which no deferred tax assets have been recognized will expire beyond 2026.

10.3    Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of tax audits for the years 2017 and 2018 for which amending proposals were issued in 2021 for a total amount of approximately 430 million euros (default penalties and interest included). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communications services on the same digital offerings, research tax credit, tax on television services, a portion of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits and the reconsideration of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are contested by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. An amending proposal was issued in 2019 covering the calculation of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This rectification request is contested by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and British tax authorities. The additional tax charge would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in Spain

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

Orange in Spain is involved in various tax disputes related to local taxes on mobile and fixed services:

−	regarding mobile services, in May 2016, the Supreme Court of Spain considered admissible some terms and conditions of taxation, based on the value of the use. Since then, some municipalities sent out tax bills in accordance with such Supreme Court sentence. Orange continues to challenge the amount of the tax base, especially in Madrid, despite it was reduced by the municipality due to an error of the latter in the calculation of the tax base.
−	regarding fixed services, in January 2021, the Court of Justice of the European Union (CJUE), in response to an interpretative question raised, has ruled on the 1.5% charge on fixed retail services. Since then, Orange Espagne has paid this tax when it is imposed by the municipalities. The application of this charge to fixed wholesale services is contested by Orange. At this stage, Orange estimates that the decision of the CJUE does not lead to a modification of its accounting position.

Consolidated financial statements 2021	F-84

Developments in tax disputes and audits in the rest of the Group

There were no major developments in other tax disputes and audits in the rest of the Group over the period.

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

Consolidated financial statements 2021	F-85

Note 11    Interests in associates and joint ventures

11.1    Change in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

(in millions of euros)
Company	Main activity	Main co-%		December 31,	December 31,	December 31,
		shareholders	interest	2021	2020	2019
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation / maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,049	—	—
Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction / operation in Poland	APG Group (50%)	50%	298	—	—
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	65	70	83
Other				10	10	5
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	2	—	—
Savoie connectée	Fiber infrastructure operator	Covage (70%)	30%	7	5	—
IRISnet	Telecommunications operator in Belgium	MRBC (54%)	22%	6	5	5
Odyssey Music Group (Deezer)	Streaming platform	AI European Holdings SARL (45%)	11%	—	5	7
Other				3	2	3
TOTAL				1,440	98	103

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2021	2020	2019
Interests in associates - in the opening balance	98	103	104
Dividends	(3)	(4)	(2)
Share of profits (losses)	3	(2)	8
Impairment	—	(0)	(0)
Change in components of other comprehensive income	3	—	—
Changes in the scope of consolidation(1)	1,345	0	2
Translation adjustment	(4)	(12)	(4)
Reclassifications and other items	(3)	13	(5)
Interests in associates - in the closing balance	1,440	98	103

(1)	Changes in the scope of consolidation mainly relate to Orange Concessions and Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland) as described in Note 3.2.

The main operations between the Group and associates and joint ventures are presented in Note 12.

Consolidated financial statements 2021	F-86

11.2Main figures of associates and joint ventures

The main figures relating to Orange Concessions and Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures presented at 100% from financial statements):

(in millions of euros)	December 31, 2021
	Orange	Swiatłowod
	Concessions	Inwestycje Sp. z o.o.
Assets(1)

Non-current assets	3,029	168
Current assets	519	171
Total assets	3,548	339

Liabilities(2)

Shareholder's equity	1,991	257
Non-current liabilities	1,054	45
Current liabilities	502	36
Total equity and liabilities	3,548	339

Income statement

Revenue	112	7
Operating income	(16)	(3)
Finance costs, net	(5)	16
Net income	(14)	10

(1) The assets are recognized by Orange Concessions in accordance with the provisions of IFRIC 12 “Service Concession Arrangements.”

(2) Orange Concessions has contracted bank loans during the period to finance the activity.

11.3Contractual commitments on interests in associates and joint ventures

Commitments related to Public Initiative Networks

As part of the deployment of the High and Very High Speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium comprising La Banque des Territoires (Caisse des Dépôts), CNP Assurances and EDF resulting in the loss of Orange’s sole control over this entity and its subsidiaries. The Orange Concessions group is now jointly controlled with the consortium and is consolidated in the accounts of the Orange group under the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, resulting in a significant decrease in off-balance sheet commitments which now amount to 1,980 million euros at December 31, 2021, versus 4,423 million euros at December 31, 2020.

The recoverable amount of interests in associates and joint ventures is based on the fair value of recent transactions.

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

Note 12    Related party transactions

Transactions with the French State and affiliated bodies

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

Consolidated financial statements 2021	F-87

Transactions with the main associates and joint ventures

The main operations between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated financial statements:

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Assets
Non-current financial assets	43	9	—
Trade receivables	417	39	37
o/w Orange Concessions(1)	372	—	—
Current financial assets	12	5	2
Other current assets	52	—	1

Liabilities
Current financial liabilities	0	0	—
Trade payables	14	5	10
Other current liabilities	1	0	0
Customer contract liabilities	153	3	0
o/w Swiatlowod Inwestycje Sp.z o.o.(2)	151	—	—

Income statement
Revenue	139	14	10
o/w Orange Concessions	124	—	—
Operating income	135	(7)	7
Finance costs, net	1	0	1
Net income	129	(7)	8

(1)

Operations between the Group and Orange Concessions mainly comprise receivables of Orange SA towards Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.

(2)	Customer contract liabilities correspond mainly to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to FiberCo.

Accounting policies

Orange group’s related parties are listed below:

–  the Group’s key management personnel and their families (see Note 6.4);

–  the French State, and its departments in Bpifrance Participations and central State departments (see Notes 10 and 15);

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

Consolidated financial statements 2021	F-88

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange	O/w	Note	O/w Mobile	Note	O/w eliminations
	consolidated	telecom		Finance		telecom
	financial	activities		Services		activities /mobile
	statements					finance services
Non-current financial assets related to Mobile Financial Services activities	900	—		900	17.1.1	—
Non-current financial assets	950	977	13.7	—		(27)	(1)
Non-current derivatives assets	683	682	13.8	0	17.1.3	—
Current financial assets related to Mobile Finance Services activities	2,381	—		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	—		—
Current derivatives assets	7	7	13.8	—	17.1.3	—
Cash and cash equivalents	8,621	8,188	14.3	433		—
Non-current financial liabilities related to Mobile Financial Services activities	—	—		28	17.1.2	(27)	(1)
Non-current financial liabilities	31,922	31,922	13.3	—		—
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,161	—		3,161	17.1.2	—
Current financial liabilities	3,421	3,426	13.3	—		(4)
Current derivatives liabilities	124	124	13.8	—	17.1.3	—

(1)	Loan granted by Orange SA to Orange Bank.

13.2    Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 13.5) as well as to the symmetrical revaluation of associated hedges as defined by IFRS 9.

Foreign exchange financial income (loss) is mainly due to revaluation of the trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 15.4).

Other net financial expenses mainly comprise interest on lease liabilities for (120) million euros in 2021, (120) million euros in 2020 and (129) million euros in 2019 (see Note 9.2) and the effects resulting from the Group's stake in BT corresponding to the impairment loss, net of the impact from the foreign exchange risk hedge and of the dividends of (119) million euros in 2019.

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Consolidated financial statements 2021	F-89

Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated derivative hedges) for (19) million euros in 2021, versus 16 million euros in 2020 and (7) million euros in 2019.

(in millions of euros)	Finance costs, net						Other
							compre-
							hensive income
	Cost of	Gains	Cost of net	Foreign	Other net	Finance	Reserves
	gross	(losses) on	financial	exchange	financial	costs, net
	financial	assets	debt	gains	expenses(2)
	debt(1)	contributing		(losses)
		to net
		financial
		debt
2021
Financial assets	—	(3)	(3)	47	75		11
Financial liabilities	(1,018)	—	(1,018)	(637)	(0)		—
Lease liabilities	—	—	—	—	(120)		—
Derivatives	188	—	188	655	—		322	(3)
Discounting expense	—	—	—	—	31		—
Total	(830)	(3)	(833)	65	(14)	(782)	332
2020
Financial assets	—	(1)	(1)	(151)	39		94
Financial liabilities	(1,152)	—	(1,152)	623	—		—
Lease liabilities	—	—	—	—	(120)		—
Derivatives	52	—	52	(576)	0		22
Discounting expense	—	—	—	—	(29)		—
Total	(1,100)	(1)	(1,102)	(103)	(110)	(1,314)	116
2019
Financial assets	—	5	5	31	(65)		(25)
Financial liabilities	(1,255)	—	(1,255)	(351)	—		—
Lease liabilities	—	—	—	—	(129)		—
Derivatives	146	—	146	397	—		144
Discounting expense	—	—	—	—	(39)		—
Total	(1,109)	5	(1,104)	76	(233)	(1,261)	119

(1)	Includes interests on debt relating to financed assets for (1) million euros in 2021, 2020 and 2019.
(2)	Includes interest on lease liabilities in the amount of (120) million euros in 2021, (120) million euros in 2020 and (129) million euros in 2019 and the effects resulting from BT stake for (119) million euros in 2019.
(3)	Includes the amount of retained earnings in other comprehensive income in respect of derivatives held by associates and joint ventures amounting to 5 million euros in 2021.

13.3    Net financial debt

The definition of the net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 9.2) and includes the debts relating to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Consolidated financial statements 2021	F-90

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31,	December 31,	December 31,
		2021	2020	2019
TDIRA	13.4	636	636	822
Bonds	13.5	29,010	29,848	30,893
Bank loans and from development organizations and multilateral lending institutions	13.6	3,206	3,671	4,013
Debt relating to financed assets		245	295	125
Cash collateral received	14.5	389	31	261
NEU Commercial Paper (1)		1,457	555	158
Bank overdrafts		342	154	203
Other financial liabilities		64	70	602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		35,348	35,260	37,076
Current and non-current Derivatives (liabilities)	13.8	285	804	436
Current and non-current Derivatives (assets)	13.8	(689)	(294)	(573)
Other comprehensive income components related to unmatured hedging instruments	13.8	(192)	(541)	(542)
Gross financial debt after derivatives (a)		34,751	35,229	36,397
Cash collateral paid (2)	14.5	(27)	(642)	(123)
Investments at fair value (3)	14.3	(2,266)	(3,206)	(4,696)
Cash equivalents	14.3	(5,479)	(5,140)	(3,651)
Cash		(2,709)	(2,751)	(2,462)
Assets included in the calculation of net financial debt (b)		(10,481)	(11,740)	(10,931)
Net financial debt (a) + (b)		24,269	23,489	25,466

(1)	Negotiable European Commercial Paper (formerly called "commercial paper").
(2)	Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.
(3)	Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mostly carried by the group’s parent company, Orange SA, in the amount of 24,215 million euros, representing over 99.7% of the Group's net financial debt.

Debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.8):

(in millions of euros)	December 31, 2020	Cash flows	Other changes with no impact on cash flows				December 31, 2021
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	636	—	—	—	(0)		636
Bonds	29,848	(1,385)	—	599	(52)	(1)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	0	27	3		3,206
Debt relating to financed assets	295	(80)	—	—	30		245
Cash collateral received	31	358	—	—	0		389
NEU Commercial Paper	555	903	—	—	(1)		1,457
Bank overdrafts	154	173	—	15	—		342
Other financial liabilities	70	(136)	(41)	3	168		64
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	35,260	(663)	(41)	644	148		35,348
Net derivatives	510	201	—	(457)	(659)		(405)
Cash collateral paid	(642)	615	—	0	—		(27)
Cash flows from financing activities		153

(1)	Mainly corresponding to changes in accrued interests not yet due.

Consolidated financial statements 2021	F-91

(in millions of euros)	December 31,	Cash	Other changes with no impact				December 31,
	2019	flows	on cash flows				2020
			Changes in	Foreign
			the scope of	exchange
			consolidation	movement	Other
TDIRA	822	(185)	—	—	(1)		636
Bonds	30,893	(389)	—	(624)	(31)	(1)	29,848
Bank loans and from development organizations and multilateral lending institutions	4,013	(322)	—	(25)	5		3,671
Debt relating to financed assets	125	(60)	—	—	231		295
Cash collateral received	261	(230)	—	—	(0)		31
NEU Commercial Paper	158	397	—	—	(0)		555
Bank overdrafts	203	(37)	(0)	(12)	—		154
Other financial liabilities	602	(484)	—	(2)	(46)		70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	37,076	(1,311)	(0)	(663)	157		35,260
Net derivatives	(138)	37	—	641	(29)		510
Cash collateral paid	(123)	(519)	—	0	—		(642)
Cash flows from financing activities		(1,793)

(1)	Mainly corresponding to changes in accrued interests not yet due.

(in millions of euros)	December 31,	Cash	Other changes with no impact				December 31,
	2018	flows	on cash flows				2019
			Changes in	Foreign
			the scope of	exchange
			consolidation	movement	Other
TDIRA	822	—	—	—	—		822
Bonds	27,070	3,391	148	346	(63)	(1)	30,893
Bank loans and from development organizations and multilateral lending institutions	3,664	335	(30)	36	8		4,013
Finance lease liabilities	584	—	—	—	(584)		—
Debt relating to financed assets	—	(17)	—	—	143		125
Cash collateral received	82	179	—	—	(0)		261
NEU Commercial Paper	1,116	(958)	—	—	(1)		158
Bank overdrafts	318	(123)	(4)	5	7		203
Other financial liabilities	363	(10)	9	10	229		602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	34,019	2,797	123	398	(261)		37,076
Net derivatives	460	26	(2)	(376)	(246)		(138)
Cash collateral paid	(555)	430	—	(0)	—		(123)
Cash flows from financing activities		3,253

(1)	Mainly corresponding to changes in accrued interests not yet due.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	25,267	3,786	3,034	7	261	151	401	1,845	34,751
Financial assets included in the calculation of net financial debt	(9,049)	(140)	(33)	(63)	(106)	(58)	—	(1,032)	(10,481)
Net debt by currency before effect of foreign exchange derivatives (1)	16,218	3,646	3,001	(56)	155	92	401	813	24,269
Effect of foreign exchange derivatives	7,233	(3,861)	(3,564)	871	—	—	—	(678)	—
Net financial debt by currency after effect of foreign exchange derivatives	23,451	(215)	(564)	815	155	92	401	135	24,269

(1)	Including the market value of derivatives in local currency.

Consolidated financial statements 2021	F-92

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalents in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

–  held in order to face short-term cash commitments; and

–  short-term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s book value. The costs are subsequently amortized over the life of the liability, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

13.4    TDIRA

The perpetual bonds redeemable for shares (“TDIRAs”) with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des Marchés Financiers (French Financial Markets Authority)) on February 24, 2003. At December 31, 2021, taking into account redemptions made since their issuance, 44,880 TDIRAs remain outstanding for a total par value of 633 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders' request or, under certain conditions as described in the appropriate prospectus, at Orange SA's initiative based on a ratio of 607.027 shares to one TDIRA (i.e., conversion price of 23.228 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders' rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

The TDIRA are subject to split accounting between equity and liabilities. For the securities outstanding at December 31, 2021, the "equity" component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Number of securities	44,880	44,880	57,981
Equity component before deferred taxes	152	152	196
Debt component	636	636	822
o/w accrued interests not yet due	3	3	4
Paid interest	13	14	18

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The book value of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

Consolidated financial statements 2021	F-93

13.5    Bonds

In 2021, the Group carried out the following bond issues:

Notional currency	Initial	Maturity	Interest rate	Issuer	Type of operations	Amounts
	nominal		(%)			in millions
	amount					of euros
	(in millions
	of currency)
EUR	35	January 15, 2022	0.500	Orange SA	Re-Issuance	35
EUR	700	June 29, 2026	0.000	Orange SA	Issuance	700
EUR	800	June 29, 2034	0.750	Orange SA	Issuance	800
EUR	1,000	December 16, 2033	0.625	Orange SA	Issuance	1,000
Total of issuances						2,535
EUR	1,250	January, 14, 2021	3.875	Orange SA	Repayment at maturity	(1,250)
GBP	517	June 27, 2021	0.375	Orange SA	Repayment at maturity	(602)
USD	1,000	September, 14 2021	4.125	Orange SA	Early repayment	(851)	(1)
EUR	255	October, 13 2021	10Y CMS + 0.69	Orange SA	Repayment at maturity	(255)
EUR	272	December 21, 2021	10Y TEC + 0.50	Orange SA	Repayment at maturity	(272)
EUR	650	January 15, 2022	0.500	Orange SA	Early repayment	(650)
MAD	1,090	December 18, 2025	3.970	Médi Telecom	Regular annual basis repayment	(15)
MAD	720	December 18, 2025	1Y BDT + 1.00	Médi Telecom	Regular annual basis repayment	(10)
MAD	1,002	December 10, 2026	3.400	Médi Telecom	Regular annual basis repayment	(14)
MAD	788	December 10, 2026	1Y BDT + 0.85	Médi Telecom	Regular annual basis repayment	(11)
Total of repayments						(3,929)

(1)	The early redemption of the bond with an initial maturity of September 2021 was carried out on April 1, 2021.

The Group issued bonds exchangeable for BT securities for a notional amount of 517 million pounds sterling (i.e. 585 million euros at the ECB daily reference rate) bearing a coupon of 0.375% and having as underlying 133 million BT shares. The Bonds matured in June 2021 and were redeemable on demand by investors since August 7, 2017, in cash, BT securities or a combination of the two, at Orange's choice. The group redeemed the exchangeable bonds at maturity for 602 million euros. Under IFRS, this operation was split between a financial liability at amortized cost and a derivative instrument (sale of call option) revalued at fair value through profit or loss. In the first half of 2019, Orange purchased call options with the same characteristics as the sale of call options included in the bonds exchangeable for BT securities. The purchase of calls offsets the sale of the initial call options, so the Group is no longer exposed to any change in value of BT securities linked to the bonds exchangeable for BT shares.

Unmatured bonds at December 31, 2021, presented below, were all issued by Orange SA, with the exception of two obligations (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom, which are redeemable on a regular annual basis, at December 31,2021, the bonds issued by the Group were redeemable at maturity. No specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Consolidated financial statements 2021	F-94

Notional	Initial nominal	Maturity	Interest rate (%)		Outstanding amount (in millions of euros)
currency	amount				December 31,	December 31,	December 31,
	(in millions of				2021	2020	2019
	currency units)
Bonds matured before December 31, 2021					—	3,782	6,405
EUR	500	September 16, 2022	3.375		500	500	500
EUR	500	March 1, 2023	2.500		500	500	500
EUR	750	September 11, 2023	0.750		750	750	750
HKD	700	October 6, 2023	3.230		79	74	80
HKD	410	December 22, 2023	3.550		46	43	47
EUR	650	January 9, 2024	3.125		650	650	650
EUR	1,250	July 15, 2024	1.125		1,250	1,250	1,250
EUR	750	May 12, 2025	1.000		750	750	750
EUR	800	September 12, 2025	1.000		800	800	800
NOK	500	September 17, 2025	3.350		50	48	51
CHF	400	November 24, 2025	0.200		387	370	369
GBP	350	December 5, 2025	5.250		312	292	308
MAD (1)	1,090	December 18, 2025	3.970		59	72	87
MAD (1)	720	December 18, 2025	1Y BDT + 1.00		39	47	57
EUR	700	June 29,2026	0.000		700	—	—
EUR	750	September 4, 2026	0.000		750	750	750
EUR	75	November 30, 2026	4.125		75	75	75
MAD (1)	1,002	December 10, 2026	3.400		68	79	93
MAD (1)	788	December 10, 2026	1Y BDT + 0.85		54	62	73
EUR	750	February 3, 2027	0.875		750	750	750
EUR	750	July 7, 2027	1.250		750	750	—
XOF	100,000	July 15, 2027	6.500		152	152	—
EUR	500	September 9, 2027	1.500		500	500	500
EUR	1,000	March 20, 2028	1.375		1,000	1,000	1,000
EUR	50	April 11, 2028	3.220		50	50	50
NOK	800	July 24, 2028	2.955		80	76	81
GBP	500	November 20, 2028	8.125		595	556	588
EUR	1,250	January 15, 2029	2.000		1,250	1,250	1,250
EUR	150	April 11, 2029	3.300		150	150	150
CHF	100	June 22, 2029	0.625		97	93	92
EUR	500	September 16, 2029	0.125		500	500	—
EUR	1,000	January 16, 2030	1.375		1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875		1,200	1,200	1,200
EUR	105	September 17, 2030	2.600		105	105	105
EUR	100	November 6, 2030	0.091	(2)	100	100	100
USD	2,500	March 1, 2031	9.000	(3)	2,173	2,006	2,191
EUR	300	May 29, 2031	1.342		300	300	300
EUR	50	December 5, 2031	4.300 (zero coupon)		75	72	69
EUR	50	December 8, 2031	4.350 (zero coupon)		77	73	70

(1)	Bonds issued by Médi Telecom. Bonds bearing 1Y BDT rate corresponds to 52 weeks Moroccan treasury bonds rate (recalculated once a year).
(2)	Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years x 166% fixed annually (0.327% until November 2022), but the variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.
(3)	Bond with a Step-up clause (clause that triggers a change in interest payments of Orange's credit rating from the rating agencies changes, see Note 14.3).

Consolidated financial statements 2021	F-95

Notional	Initial nominal	Maturity	Interest rate (%)		Outstanding amount (in millions of euros)
currency	amount				December 31,	December 31,	December 31,
	(in millions of				2021	2020	2019
	currency units)
EUR	50	January 5, 2032	4.450	(zero coupon)	74	71	68
GBP	750	January 15, 2032	3.250		893	834	882
EUR	750	April 7, 2032	1.625		750	750	—
EUR	1,000	September 4, 2032	0.500		1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125		1,500	1,500	1,500
EUR	55	September 30, 2033	3.750		55	55	55
EUR	1,000	December 16, 2033	0.625		1,000	—	—
GBP	500	January 23, 2034	5.625		595	556	588
HKD	939	June 12, 2034	3.070		106	99	107
EUR	300	July 11, 2034	1.200		300	300	300
EUR	800	June 29, 2034	0.750		800	—	—
EUR	50	April 16, 2038	3.500		50	50	50
USD	900	January 13, 2042	5.375		795	733	801
USD	850	February 6, 2044	5.500		750	693	757
EUR	750	September 4, 2049	1.375		750	750	750
GBP	500	November 22, 2050	5.375		595	556	588
Outstanding amount of bonds					28,737	29,524	30,537
Accrued interest					445	487	532
Amortized cost					(172)	(163)	(176)
Total					29,010	29,848	30,893

13.6    Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Sonatel	244	292	380
Orange Mali	207	227	203
Médi Telecom	167	220	282
Orange Côte d’Ivoire	140	172	237
Orange Egypt	137	163	213
Orange Cameroon	78	111	82
Orange Jordanie	49	61	77
Orange Burkina Faso	42	56	46
Other	41	81	104
Bank loans	1,105	1,384	1,625
Orange SA(1)	2,101	2,288	2,356
Orange Espagne	0	—	33
Loans from development organizations and multilateral lending institutions(2)	2,101	2,288	2,389
Total	3,206	3,671	4,013

(1)	In 2021, Orange SA repaid at maturity a loan of 190 million euros. In 2020, Orange SA had repaid at maturity a loan of 400 million euros and negotiated a new loan of 350 million euros, maturing in 2027. In 2019, Orange SA had taken out a loan for 350 million euros maturing in 2026.
(2)	Entirely the European Investment Bank.

Consolidated financial statements 2021	F-96

13.7    Financial assets

The financial assets break down as follows:

(in millions of euros)	December 31, 2021			December 31, 2020	December 31, 2019
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	431	—	431	431	277
Investments securities	431	—	431	431	277
Financial assets at fair value through profit or loss	230	2,266	2,496	3,990	4,953
Investments at fair value(1)	—	2,266	2,266	3,206	4,696
Investments securities	203	—	203	141	133
Cash collateral paid (2)	27	—	27	642	123
Financial assets at amortized cost	317	47	363	382	772
Receivables related to investments(3)	82	23	105	55	70
Other	234	24	258	327	702
Total financial assets	977	2,313	3,290	4,803	6,001

(1)	NEU Commercial paper and bonds only (see Note 14.3).
(2)	See Note 14.5.
(3)	Including loan from Orange SA to Orange Bank for 27 million euros.

Investment securities

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss

(in millions of euros)	2021	2020	2019
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	431	277	254
Acquisitions	85	81	52
Changes in fair value	11	94	(25)
Sales	(95)	(20)	(2)
Other movements	0	(2)	(2)
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	432	431	277

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Investment securities measured at fair value through profit or loss

(in millions of euros)	2021	2020	2019
Investment securities measured at fair value through profit or loss - in the opening balance	141	133	805
Changes in fair value	34	8	17
Sale of BT shares	—	—	(659)
Other movements	27	(0)	(29)
Investment securities measured at fair value through profit or loss - in the closing balance	203	141	133

BT shares

On January 29, 2016, following the disposal of EE, Orange received 4% of the share capital of BT Group Plc (BT), i.e. approximately 399 million shares for the equivalent of 2,462 million euros.

In 2017, the Orange group sold 1.3% of the share capital of BT for a net amount of 433 million euros with a fair value of 570 million euros at December 31, 2016.

In 2018, the Orange group sold 0.2% of the share capital of BT for a net amount of 53 million euros with a fair value of 55 million euros at December 31, 2017.

On June 28, 2019, the Group sold its residual stake of 2.49% in the share capital of BT, i.e. a net amount of 543 million euros. At December 31, 2018 the fair value of these securities amounted to 659 million euros. The impact on the income statement in 2019 amounted to (119) million euros.

Accounting policies

Financial assets

–  Financial assets at fair value through profit or loss (FVR)

Consolidated financial statements 2021	F-97

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), which are compliant with the Group's liquidity risk management policy, may be designated by Orange as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

–  Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

–  Financial assets at amortized cost (AC)

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset book value is higher than its recoverable amount. For these financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8    Derivatives instruments

13.8.1 Market value of derivatives

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019

Hedging derivatives	484	(311)	324
Cash flow hedge derivatives	484	(311)	328
Fair value hedge derivatives	—	(0)	(4)
Derivatives held for trading (1)	(79)	(199)	(187)
Net derivatives(2)	405	(510)	138

(1)	Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4) for (165) million euros in 2021, (210) million euros in 2020 and (136) million euros in 2019.
(2)	Of which foreign exchange effects of the cross-currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 657 million euros in 2021, 251 million euros in 2020 and 822 million euros in 2019. The foreign exchange effect of the cross-currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

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

Consolidated financial statements 2021	F-98

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

Concerning the effects of the Foreign Currency Basis Spread, cross-currency swaps designated as cash flow hedges, the Group has chosen to designate them as costs of hedge. This option enables recognizing these effects in other comprehensive income and amortizing the cost of the Basis Spread to profit/loss over the period of the hedge.

13.8.2  Cash flow hedges

The main purpose of the Group's cash flow hedges is to neutralize foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented. The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	484	Cross Currency Swap	Forward	Interest rate swap
			FX swap	Option
			Option
Carrying amount - asset	576	575	1	—
Carrying amount – liability	(91)	(76)	(0)	(14)
Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	—
Reclassification in operating income	(0)	—	0	(0)
Reclassification in initial carrying amount of hedged item	(3)	—	(3)	0
Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	—	(0)
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current

Consolidated financial statements 2021	F-99

The main hedges unmatured at December 31, 2020, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest
		rate risk	Exchange risk	Interest rate risk

Hedging instruments	(311)	Cross Currency Swap	Forward	Interest rate swap
			FX swap	Option
			Option
Carrying amount - asset	223	216	6	1
Carrying amount - liability	(534)	(502)	(1)	(31)

Change in cash flow hedge reserve	22	6	5	11
Gain (loss) recognized in other comprehensive income	3	(16)	8	11
Reclassification in financial result	21	22	(1)	—
Reclassification in operating income	1	—	1	—
Reclassification in initial carrying amount of hedged item	(3)	—	(3)	—

Cash flow hedge reserve	(100)	(91)	2	(11)
o/w related to unmatured hedging instruments	(541)	(532)	2	(11)
o/w related to discontinued hedges	440	440	—	0
Hedged item		Bonds and credit lines	Purchases of handsets	Bonds and Lease
			and equipment	liabilities

		Current and non-current	Property, plant and	Lease and Financial Liabilities -
Balance sheet item		financial liabilities	equipment	current and non-current

The main hedges unmatured at December 31, 2019, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest	Exchange risk	Interest rate risk
		rate risk

Hedging instruments	328	Cross Currency Swap	Forward	Interest rate swap
			FX swap
			Option
Carrying amount - asset	557	554	2	1
Carrying amount - liability	(229)	(190)	(3)	(36)

Change in cash flow hedge reserve	144	148	(10)	7
Gain (loss) recognized in other comprehensive income	179	184	(12)	7
Reclassification in financial result	(38)	(36)	(1)	(1)
Reclassification in operating income	1	—	1	—
Reclassification in initial carrying amount of hedged item	2	—	2	—

Cash flow hedge reserve	(123)	(95)	(6)	(22)
o/w related to unmatured hedging instruments	(542)	(513)	(6)	(22)
o/w related to discontinued hedges	418	418	—	—
Hedged item		Bonds and credit	Purchases of handsets	Bonds and Finance
		lines	and equipment	Lease

		Current and non-current	Property, plant and	Current and non-current
Balance sheet item		financial liabilities	equipment	financial liabilities

Consolidated financial statements 2021	F-100

The nominal amounts of the main cash flow hedges as of December 31, 2021 are presented below.

	Notional amounts of hedging instruments per maturity
	(in millions of hedged currency units)
	2022	2023	2024	2025	2026
					and
					beyond
Orange SA
Cross currency swaps
CHF	—	—	—	400	100	(1)
GBP	—	—	—	262	2,250	(2)
HKD	—	1,110	—	—	939	(3)
NOK	—	—	—	500	800	(4)
USD	—	—	—	—	4,200	(5)
Interest rate swaps
EUR	—	—	—	—	100	(6)
FT Immo H
Interest rate swaps
EUR	22	—	25	—	—

(1)	100 million Swiss francs with a maturity 2029.
(2)	500 million pounds sterling with a maturity 2028, 750 million pounds sterling with a maturity 2032, 500 million pounds sterling with a maturity 2034 and 500 million pounds sterling with a maturity 2050.
(3)	939 million Hong Kong dollars with a maturity 2034.
(4)	800 million Norwegian kroner with a maturity 2028.
(5)	2,450 million US dollars with a maturity 2031, 900 million US dollars with a maturity 2042 and 850 million US dollars with a maturity 2044.
(6)	100 million euros with a maturity 2030.

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

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 94% at December 31, 2021, 89% at December 31, 2020 and 91% at December 31, 2019.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would improve the annual cost of gross financial debt by 86 million euros, while a decrease of 1% would reduce it by 86 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,116 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,114 million euros.

Consolidated financial statements 2021	F-101

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

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pounds sterling that are recorded in equity at their historical value (see Note 15.4), with cross currency swaps, for a notional amount of 426 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above and of Orange Polska and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated financial statements.

	Exposure in currency units (1)						Sensitivity analysis
(in millions of currency units)	EUR	USD	GBP	PLN	CHF	Total	10% gain in	10% loss in
						translated	euro	euro
Orange SA	—	1	(17)	1	(5)	(24)	2	(3)
Orange Polska	(146)	(7)	—	—	—	(151)	14	(17)
Total (euros)	(146)	(5)	(20)	0	(5)	(176)

(1)	Excluding FX hedge of subordinated notes denominated in pounds sterling.

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

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account the activities of Mobile Financial Services (activities mainly in euros).

	Contribution to consolidated net assets											Sensitivity analysis
	EUR	USD	GBP		PLN		EGP	JOD	MAD	Other	Total	10%	10%
(in millions of euros)										currencies		gain in	loss in
												euro	euro
Net assets excluding net debt (a) (2)	49,817	58	(478)	(1)	3,203		1,059	558	963	4,451	59,630	(892)	1,090
Net debt by currency including derivatives (b) (3)	(23,451)	215	564	(4)	(815)		(155)	(92)	(401)	(135)	(24,269)	74	(91)
Net assets by currency (a) + (b)	26,366	274	86		2,388	(5)	904	465	562	4,316	35,361	(818)	999

(1)	Negative net asset correspond mainly to subordinated notes in pounds sterling.
(2)	Excluding components of net financial debt.
(3)	Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).
(4)	Of which economic hedge of subordinated notes denominated in pounds sterling for 426 million pounds sterling (i.e. 507 million euros).
(5)	Share of net assets attributable to owners of the parent company in zlotys amounts to 1,210 million euros.

Consolidated financial statements 2021	F-102

Due to its international presence, the Orange Group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total	10% gain	10% loss
								currencies		in euro	in euro

Revenue	31,501	1,035	284	2,578	949	389	634	5,153	42,522	(1,002)	1,225
EBITDAaL	9,354	206	39	653	285	156	162	1,712	12,566	(292)	357
Operating income	584	152	21	497	97	70	17	1,085	2,521	(176)	215

14.3    Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

–  regular issues in the bonds markets;

–  occasional financing through loans from multilateral or development lending institutions;

–  issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial paper, formerly called "commercial paper");

–  on December 21, 2016, Orange had entered into a 6 billion euro syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. Orange exercised both of its options, the first one in 2017 and the second in 2018, allowing it, after agreement of the lenders, to extend the initial maturity first until December 2022 and then December 2023.

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

Consolidated financial statements 2021	F-103

(in millions of euros)	Note	December 31,	2022		2023	2024	2025	2026	2027 and	Other
		2021							beyond	items (1)
TDIRA	13.4	636	3		—	—	—	—	—	633
Bonds	13.5	29,010	994		1,445	1,985	2,385	1,609	20,765	(172)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,206	406		1,105	251	735	355	354	(1)
Debt relating to financed assets	13.3	245	74		81	64	24	2	—	—
Cash collateral received	13.3	389	389		—	—	—	—	—	—
NEU commercial papers(2)	13.3	1,457	1,457		—	—	—	—	—	—
Bank overdrafts	13.3	342	342		—	—	—	—	—	—
Other financial liabilities	13.3	64	43		2	1	1	1	16	—
Derivatives (liabilities)	13.3	285	116		61	—	11	—	99	—
Derivatives (assets)	13.3	(689)	(3)		(19)	(22)	(31)	(6)	(491)	—
Other Comprehensive Income related to unmatured hedging instruments	13.3	(192)	—		—	—	—	—	—	—
Gross financial debt after derivatives		34,751	3,821		2,675	2,280	3,125	1,960	20,742	459
Trade payables		11,163	9,793		239	113	110	486	421	—
Total financial liabilities (including derivatives assets)		45,914	13,614	(3)	2,913	2,394	3,235	2,447	21,163	459
Future interests on financial liabilities(4)		—	1,628		843	792	734	829	4,896	—

(1)	Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.
(2)	Negotiable European Commercial Papers (formerly called "commercial papers").
(3)	Amounts presented for 2022 correspond to notional and accrued interests for 461 million euros.
(4)	Mainly future interests on bonds for 9,199 million euros, on bank loans for 151 million euros and on derivatives instruments for (1,279) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2021, the liquidity position of Orange’s telecoms activities amounts to 16,642 million euros and exceeds the repayment obligations of its gross financial debt in 2021. It breaks down as follows:

Liquidity position

(in millions of euros)

At December 31, 2021, the Orange group's telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. Available undrawn amount of credit facilities amounts to 6,188 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amounted to 5,479 million euros, mainly at Orange SA for 4,925 million euros in UCITS, 200 million euros in term deposits and 125 million euros in negotiable debt securities.

Investments at fair value amounted to 2,266 million euros exclusively at Orange SA, with 2,029 million euros in NEU Commercial Paper and 237 million euros in bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Consolidated financial statements 2021	F-104

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could have an effect on the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

–  One Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.2 billion euros at December 31, 2021) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then the bond bears interest at the rate of 9%.

–  The margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upward or downward. At December 31, 2021, the credit facility was not drawn.

At December 31, 2021, neither Orange's credit ratings nor the outlook had changed compared with December 31, 2020.

	Standard	Moody’s	Fitch
	& Poor’s		Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

14.4    Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA have pledged to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

–  Orange Egypt: in respect of bank financing contracts signed in 2018, of which the total nominal amount outstanding at December 31, 2021 was 2,450 million Egyptian pounds (i.e. 137 million euros), Orange Egypt must comply with a “net senior debt to reported EBITDA” ratio;

–  Médi Telecom: in respect of its bank financing contracts signed in 2012, 2014 and 2015, of which the total nominal amount outstanding at December 31, 2021 was 1,755 million Moroccan dirhams (i.e. 167 million euros), Médi Telecom must comply with ratios relating to its “net financial debt”, “net financial debt/EBITDA” and “net equity”;

–  Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2019, of which the total nominal amount outstanding at December 31, 2021 was 91 billion CFA francs (i.e. 139 million euros), Orange Côte d’Ivoire must comply with a “net debt to reported EBITDA” ratio;

–  Orange Cameroon: in respect of its bank financing contracts signed in 2015 and 2018, of which the total nominal amount outstanding at December 31, 2021 was 50 billion CFA francs (i.e. 76 million euros), Orange Cameroon must comply with a “net debt to reported EBITDA” ratio.

These ratios were complied with at December 31, 2021.

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

Orange considers that it has limited concentration in counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. This selection takes particular note of the institutions' credit ratings. Therefore:

–  For each non-banking counterparty selected for investments, limits are based on ratings and maturities of the investments.

Consolidated financial statements 2021	F-105

–  For each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department.

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

Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Collateralised Derivatives (net) (a)	408	(520)	144
Fair value of collateralised derivatives assets	690	283	570
Fair value of collateralised derivatives liabilities	(282)	(803)	(426)
Amount of cash collateral paid/(received) (b)	(362)	611	(138)
Amount of cash collateral paid	27	642	123
Amount of cash collateral received	(389)	(31)	(261)
Residual exposure to counterparty risk (a) + (b) (1)	46	91	7
Non collateralised Derivatives (net)	(3)	10	(6)
Fair value of non collateralised derivatives assets	—	11	3
Fair value of non collateralised derivatives liabilities	(3)	(1)	(10)

(1)	The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Changes in net cash collateral between 2020 and 2021 stem mainly from the appreciation of the US dollar and the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

(in millions of euros)	Rate decrease of 1%	Rate increase of 1%
Change of fair value of derivatives	(1,221)	1,224
	Rate decrease of 1%	Rate increase of 1%
Amount of cash collateral received (paid)	1,221	(1,224)

The effects of a 10% increase or decrease in the euro exchange rate on the fair value of derivatives hedging foreign exchange risk would be as follows:

(in millions of euros)	10% loss in euro	10% gain in euro
Change of fair value of derivatives	1,405	(1,149)
	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,405)	1,149

14.6    Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2021, held 2,009,500 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

The Orange group is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

At December 31, 2021, the Group was not significantly exposed to market risk on the shares of listed companies. The Group’s prior exposure had been significantly reduced in 2019, with the disposal in June 2019 of its residual 2.49% stake in the share capital of BT (see Note 13.7).

Consolidated financial statements 2021	F-106

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

14.8    Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

(in millions of euros)			December 31, 2021
	Note	Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9 (1)	value	fair	and
				value	cash
Trade receivables		AC	6,040	6,040	—	6,040	—
Financial assets	13.7		3,291	3,291	55	2,859	377
Equity securities		FVOCI	432	432	55	—	377
Equity securities		FVR	203	203	—	203	—
Investments at fair value		FVR	2,266	2,266	—	2,266	—
Cash collateral paid		FVR	27	27	—	27	—
Financial assets at amortized cost		AC	363	363	—	363	—
Cash and Cash equivalents	13.3		8,188	8,188	8,188	—	—
Cash		AC	2,709	2,709	2,709	—	—
Cash equivalents		FVR	5,479	5,479	5,479	—	—
Trade payables		AC	(11,163)	(11,163)	—	(11,163)	—
Financial liabilities	13.3		(35,348)	(42,534)	(33,058)	(9,466)	(9)
Financial debts		AC	(35,339)	(42,524)	(33,058)	(9,466)	—
Other		FVR	(9)	(9)	—	—	(9)
Derivatives (net amount) (2)	13.8		405	405	—	405	—

(1)	“AC" stands for "amortized cost," "FVR " stands for "fair value through profit or loss," "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss."
(2)	The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial
		liabilities at fair
		value through
		profit or loss, excluding
		derivatives
Level 3 fair values at December 31, 2020	247	(14)
Gains (losses) taken to profit or loss	—	4
Gains (losses) taken to other comprehensive income	52	—
Acquisition (sale) of securities	80	—
Other	(1)	—
Level 3 fair values at December 31, 2021	377	(9)

Consolidated financial statements 2021	F-107

The market value of the net financial debt carried by Orange was estimated at 30.1 billion euros at December 31, 2020, for a book value of 23.5 billion euros.

(in millions of euros)			December 31, 2020
	Note	Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9	value	fair value	and cash
Trade receivables		AC	5,645	5,645	—	5,645	—
Financial assets	13.7		4,803	4,803	185	4,372	247
Equity securities		FVOCI	431	431	185	—	247
Equity securities		FVR	141	141	—	141	—
Investments at fair value		FVR	3,206	3,206	—	3,206	—
Cash collateral paid		FVR	642	642	—	642	—
Financial assets at amortized cost		AC	382	382	—	382	—
Cash and Cash equivalents	13.3		7,891	7,891	7,891	—	—
Cash		AC	2,751	2,751	2,751	—	—
Cash equivalents		FVR	5,140	5,140	5,140	—	—
Trade payables		AC	(11,051)	(11,051)	—	(11,051)	—
Financial liabilities	13.3		(35,260)	(41,884)	(34,708)	(7,162)	(14)
Financial debts		AC	(35,247)	(41,870)	(34,708)	(7,162)	—
Bonds at fair value		FVR	—	—	—	—	—
Other		FVR	(14)	(14)	—	—	(14)
Derivatives (net amount)	13.8		(510)	(510)	—	(510)	—

The market value of the net financial debt carried by Orange was estimated at 30.8 billion euros at December 31, 2019, for a book value of 25.5 billion euros.

			December 31, 2019
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

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI" and "FVOCIR") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the book value of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Consolidated financial statements 2021	F-108

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

The fair value of equity securities is the quoted price at year-end for listed securities and for non-listed securities uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial liabilities at amortized cost (“AC”) the fair value of financial liabilities is determined using:

–  the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted).

–  the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the book value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss (“FVR”) mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

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

Note 15    Equity

At December 31, 2021, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2021, the share capital and voting rights of Orange SA broke down as follows:

15.1    Changes in share capital

No new shares were issued during the 2021 fiscal year.

Consolidated financial statements 2021	F-109

15.2    Treasury shares

As authorized by the Shareholders’ Meeting of May 18, 2021, the Board of Directors instituted a new share buyback program (the 2021 Buyback Program) and canceled the 2020 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2021 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers – AMF) on March 17, 2021.

During the 2021 fiscal year, Orange bought and delivered treasury shares to the beneficiaries of the “Together 2021” Employee Offering. At the same time, share buybacks were carried out by Orange mainly in respect of the free share award plans (Long Term Incentive Plan – LTIP) LTIP 2019-2021, 2020-2022 and 2021-2023 and in particular to service the delivery of LTIP 2019-2021 (see Note 6.3).

At December 31, 2021, the Company held 2,009,500 treasury shares (exclusively under the LTIP 2019-2021, 2020-2022 and 2021-2023 free share award plans).

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

15.3    Dividends

Full Year	Approved by	Description	Dividend	Payout date	How paid	Total
			per share			(in millions
			(in euro)			of euros)
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders' Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders' Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595
2019	Board of Directors Meeting on July 24, 2019	2019 interim dividend	0.30	December 4, 2019	Cash	796
	Shareholders' Meeting on May 21, 2019	Balance for 2018	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857
2018	Board of Directors Meeting on July 25, 2018	2018 interim dividend	0.30	December 6, 2018	Cash	796
	Shareholders' Meeting on May 4, 2018	Balance for 2017	0.40	June 7, 2018	Cash	1,064
Total dividends paid in 2018						1,860

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

Consolidated financial statements 2021	F-110

15.4    Subordinated notes

Nominal value of subordinated notes

Issues and purchases of subordinated notes are presented below:

Initial issue date	Initial	Initial	Initial	Rate	December	Issue	December	Issue	December	Residual
	nominal	nominal	currency		31, 2019	Redemp-	31, 2020	Redemp-	31, 2021	nominal
	value	value			(in millions	tion	(in millions	tion	(in millions	value
	(in millions	(in millions			of euros)		of euros)		of euros)	(in millions
	of currency)	of euros)								of currency)
2/7/2014	1,000	1,000	EUR	4.25%	—	—	—	—	—	—
2/7/2014	1,000	1,000	EUR	5.25%	1,000	—	1,000	—	1,000	1,000
2/7/2014	650	782	GBP	5.88%	782	(268)	514	(514)	—	—
10/1/2014	1,000	1,000	EUR	4.00%	500	(382)	118	(118)	—	—
10/1/2014	1,250	1,250	EUR	5.00%	1,250	—	1,250	—	1,250	1,250
10/1/2014	600	771	GBP	5.75%	771	(50)	721	(174)	547	426
4/15/2019	1,000	1,000	EUR	2.38%	1,000	—	1,000	—	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	—	500	—	500	500
10/15/2020	700	700	EUR	1.75%	—	700	700	—	700	700
5/11/2021	500	500	EUR	1.38%	—	—	—	500	500	500
Issues and purchases of subordinated notes					5,803	—	5,803	(306)	5,497

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

–  On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

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

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 pound sterling for the issue of February 7, 2014 and 0.7782 pound sterling for the issue of October 1, 2014) and will not be re-measured through the life of the note.

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

–  On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

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

On December 12, 2019, the Group announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. As a result of Orange’s commitment to buy back this last tranche, it was reclassified as a debt instrument and is therefore presented as a short-term financial liability at December 31, 2019. The coupons due relating to this tranche were recognized in other current liabilities for 21 million euros at December 31, 2019 and were paid in 2020.

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

–  On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from Friday, May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Consolidated financial statements 2021	F-111

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

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

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

The remuneration of subordinated notes is as follows:

					2021		2020		2019
	Initial nominal value	Initial nominal value	Initial
Initial issue date	(in millions of currency)	(in millions of euros)	currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	4.25%	—	—	(21)	(21)	(46)	(46)
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(53)	(53)	(52)	(52)
2/7/2014	650	782	GBP	5.88%	(32)	(36)	(47)	(55)	(38)	(44)
10/1/2014	1,000	1,000	EUR	4.00%	(3)	(3)	(21)	(21)	(31)	(31)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	(33)	(38)	(36)	(39)	(35)	(39)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	—	—
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(4)	(4)	—	—
10/15/2020	700	700	EUR	1.75%	(12)	(12)	—	—	—	—
5/11/2021	500	500	EUR	1.375%	—	—	—	—	—	—
Subordinated notes remuneration paid						(238)		(279)		(276)
Coupons on subordinated notes reclassified as short-term borrowings at the end of 2019 and paid in 2020						—		21		(21)
Subordinated notes remuneration classified in equity						(238)		(258)		(297)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under “other movements” in the consolidated statement of changes in shareholders’ equity and amounted to 29 million euros in 2021, (2) million euros in 2020, and 51 million euros in 2019.

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

Consolidated financial statements 2021	F-112

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

15.5    Translation adjustment

(in millions of euros)	2021	2020	2019
Gain (loss) recognized in other comprehensive income during the period	196	(414)	90
Reclassification to net income for the period	4	—	(12)
Total translation adjustments	200	(414)	78

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Polish zloty	645	668	807
Egyptian pound	(444)	(503)	(455)
Slovak koruna	220	220	220
Leone	(150)	(143)	(120)
Other	(155)	(327)	(123)
Total translation adjustments	116	(85)	329
o/w share attributable to the owners of the parent company	(96)	(256)	78
o/w share attributable to non-controlling interests	211	171	251

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

Recycling of translation adjustments is presented in profit or loss within:

–  consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

–  gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of;

–  reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

Consolidated financial statements 2021	F-113

15.6    Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2021	2020	2019
Credit part of net income attributable to non-controlling interests (a)	577	297	290
o/w sub-group Sonatel	243	197	191
o/w group Orange Polska	222	—	11
o/w sub-group Orange Côte d'Ivoire	53	43	36
o/w Médi Telecom	19	10	14
o/w Jordan Telecom	16	11	12
o/w group Orange Belgium	12	26	16
Debit part of net income attributable to non-controlling interests (b)	(33)	(63)	(71)
o/ w Orange Bank	(22)	(51)	(65)
o/ w group Orange Polska	—	(3)	—
Total part of net income attributable to non-controlling interests (a) + (b)	545	233	218
Credit part of comprehensive income attributable to non-controlling interests (a)	612	256	299
o/w sub-group Sonatel	263	176	181
o/w group Orange Polska	215	—	12
o/w sub-group Orange Côte d'Ivoire	55	39	36
o/w Jordan Telecom	27	—	15
o/w Médi Telecom	23	—	—
o/w group Orange Belgium	13	25	16
Debit part of comprehensive income attributable to non-controlling interests (b)	(31)	(98)	(69)
o/ w Orange Bank	(22)	(50)	(62)
o/w group Orange Polska	—	(35)	—
o/ w Jordan Telecom	—	(3)	—
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	580	158	230

(in millions of euros)	2021	2020	2019
Dividends paid to minority shareholders	218	225	248
o/w sub-group Sonatel	166	165	192
o/w sub-group Orange Côte d'Ivoire	29	9	4
o/w Jordan Telecom	11	9	13
o/w group Orange Belgium	7	14	14
o/w Médi Telecom	—	24	22

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Credit part of equity attributable to non-controlling interests (a)	3,030	2,653	2,700
o/w group Orange Polska	1,170	953	986
o/w sub-group Sonatel	826	755	736
o/w sub-group Orange Côte d'Ivoire	257	230	200
o/w Telekom Romania Communications	267	—	—
o/w Jordan Telecom	171	154	166
o/w Médi Telecom	148	127	148
o/w group Orange Belgium	138	285	275
Debit part of equity attributable to non-controlling interests (b)	(10)	(10)	(13)
Total equity attributable to non-controlling interests (a) + (b)	3,020	2,643	2,687

The main movements at December 31, 2021 on non-controlling interests are related to the buyback of Orange Belgium minority interests mainly under the Public Tender Offer launched in April 2021, as well as the buyback of the remaining minority interests in Orange Bank and the acquisition of 54% of Telekom Romania Communications by Orange Romania in September 2021 (see Note 3.2).

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

Consolidated financial statements 2021	F-114

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

15.7   Earnings per share

Net income

Net income, Group share, used for calculating basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2021	2020	2019
Net income - basic	233	4,822	3,004
Effect of subordinated notes	(225)	(255)	(268)
Net income attributable to the owners of the parent company - basic (adjusted)	8	4,567	2,736
Impact of dilutive instruments:
TDIRA	—	9	12
Net income attributable to the owners of the parent company - diluted	8	4,577	2,747

Number of shares

The weighted average number of shares used for calculating the basic and diluted earnings per share is presented below:

(number of shares)	2021	2020	2019
Weighted average number of ordinary shares outstanding	2,656,981,542	2,656,122,534	2,652,532,564
Impact of dilutive instruments on number of ordinary shares:
TDIRA	—	26,945,386	33,780,544
Free share award plan (LTIP)	776,743	720,936	1,662,103
Weighted average number of shares outstanding - diluted	2,657,758,285	2,683,788,856	2,687,975,211

The average market price of the Orange share in 2021 was higher than the fair value adopted under the LTIP 2019-2021, 2020-2022 and 2021-2023 free share award plans (see Note 6.3). The number of shares corresponding to this difference is dilutive at December 31, 2021.

The average market price of the Orange share in 2020 and 2019 was higher than the fair value adopted under the Orange Vision 2020, LTIP 2018-2020, 2019-2021 and 2020-2022 free share award plans (see Note 6.3). The number of shares corresponding to this difference was dilutive at December 31, 2020 and December 31, 2019.

The TDIRAs were not included in the calculation of diluted net earnings per share at December 31, 2021 since they are anti-dilutive, in contrast to December 31, 2020 and December 31, 2019 when they were dilutive.

Earnings per share

(in euros)	2021	2020	2019
Earnings per share - basic	0.00	1.72	1.03
Earnings per share - diluted	0.00	1.71	1.02

In 2021 basic earnings per share were 0.002953 euro per share and diluted earnings per share were 0.002952 euro per share.

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

Consolidated financial statements 2021	F-115

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

Note 16    Unrecognized contractual commitments (telecom activities)

At December 31, 2021, Orange is not aware of having entered into any commitment involving entities controlled by the Group that may have a material effect on its current or future financial position, other than the commitments described in this note.

16.1    Operating activities commitments

(in millions of euros)	Total	Less than	From one	More than
		one year	to five years	five years
Operating activities commitments	12,837	3,580	5,840	3,417
Operating leases commitments	179	54	85	40
Handsets purchase commitments	3,850	1,558	2,286	6
Transmission capacity purchase commitments	1,714	213	519	982
Other goods and services purchase commitments	4,635	1,190	1,626	1,819
Investment commitments	1,081	430	640	10
Public initiative networks commitments(1)	82	14	56	12
Guarantees granted to third parties in the ordinary course of business	1,296	120	629	548
(1)	Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions' group are presented in Note 11.3.

Lease commitments

Lease commitments include real estate leases relating to contracts for which the underlying asset will be available after December 31, 2021 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future
lease payments
Property lease commitments	139
o/w technical activities	22
o/w shops/offices activities	117

Maturities are set forth below:

(in millions of euros)	Minimum	Less than	1-2	2-3	3-4	4-5	More than
	future	one year	years	years	years	years	five years
	lease
	payments
Property lease commitments	139	33	24	15	20	11	37

The lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Real estate lease commitments in France represent 51% of all real estate lease commitments.

Handsets purchase commitments

Following the signing of new handset purchase commitments at the end of July 2021 for a three-year period, the total amount of handset purchase commitments was 3,850 million at year-end 2021

Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2021 represented 1,714 million euros. They included 397 million euros for the provision of satellite transmission capacity (the term of these commitments extends until 2026 depending on the contracts) as well as an agreement on the use of an FTTH network in Spain in the amount of 878 million euros.

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments mainly relate to network maintenance and management, as well as the acquisition of content.

Consolidated financial statements 2021	F-116

At December 31, 2021, these commitments include:

–  commitments relating to the co-financed and leased lines for an amount of 950 million euros;

–  the purchase of broadcasting rights for an amount of 685 million euros;

–  energy purchase commitments for an amount of 555 million euros;

–  hosting services for active equipment for mobile sites under a "Built-to-suit" agreement for an amount of 435 million euros;

–  site management service contracts ("TowerCos") signed in Africa: the amount of these commitments represents 337 million euros;

–  the maintenance of submarine cables for which Orange has joint ownership or user rights, for an amount of 227 million euros;

–  the network maintenance for an amount of 194 million euros;

–  commitments to partners in the field of sports for an amount of 170 million euros.

Investment commitments

At the end of December 2021, investment commitments amounted to 1,081 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the national regulatory authorities such as ensuring certain coverage of the population regarding fixed or mobile networks, particularly in the context of assignment of licenses and quality of service. These commitments will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

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

–  outside of the AMII area, Orange proposed that it make deployment commitments regarding AMEL in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments;

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

–  on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz awarded on November 15, 2018:

–  targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operator by 2029;

–  the generalization of 4G by the end of 2020 on almost all existing mobile sites;

–  the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage;

Consolidated financial statements 2021	F-117

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

In Europe:

–  in 2021 in Spain, when the two license blocks in the 700 MHz band were allocated:

–  an obligation to provide network coverage of the municipalities with a population of more than 50,000 (30% in one year, 70% in three years and 100% in four years);

–  an obligation to provide network coverage of airports, ports, railway stations and roads for municipalities with more than 50,000 inhabitants by the end of 2025.

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

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,296 million euros at December°31,°2021. They include 642 million euros of performance guarantees granted to some of its Enterprise customers, in particular in the context of network security and remote access.

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

Consolidated financial statements 2021	F-118

16.2    Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2021, the main warranties in effect were the following:

–  the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

–  a warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually set disposal price of 5.1 billion pounds sterling (6.1 billion euros converted at the exchange rate at December 31, 2021) for Orange’s share, which will expire in 2023;

–  standard uncapped warranties granted to Vivendi as part of the additional disposal of Dailymotion (completed in 2017 for the remaining  10% of the share capital). These warranties will expire at the end of the statutory limitation period;

–  warranties granted to the HIN consortium in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), which will expire at the end of 12 months, with the exception of the tax and fundamental warranties, which will expire after 60 days and 3 years, respectively;

–  warranties granted to the APG group in connection with the disposal of FiberCo Poland (50% of the capital sold in 2021), which will expire at the end of 18 months, with the exception of the tax and fundamental warranties, which will expire after 7 and 6 years, respectively.

–  miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Asset and liability warranties received in relation to acquisitions

Under the terms of acquisition agreements between Group companies and the transferors of certain assets, the Group received warranty clauses relating to assets and liabilities. Nearly all material acquisition agreements provide for ceilings on these warranties.

At December 31, 2021, the main warranties in effect were the following:

–  standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which will expire on March 31, 2023 (with respect to the general representations and warranties) and September 30, 2028 (with respect to the fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years.

Orange believes that the risk of all these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group's results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2021 are not likely to have material impacts on the Group’s financial position.

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

Orange Concessions

Under the terms of the shareholders' agreement signed on March 27, 2021, which became effective on November 3, 2021, with the HIN consortium (made up of La Banque des Territoires, Caisse des Dépôts, CNP Assurances and EDF Invest), Orange has a call option that can be exercised in fiscal year 2025 enabling it to acquire at market value 1% of the voting rights of Orange Concessions, subject to the award of the authorizations.

FiberCo Poland

Under the terms of the shareholders' agreement with APG Group signed on April 11, 2021, Orange has a call option that can be exercised from fiscal year 2027 giving it the right to purchase at market value 1% of the share capital of Światłowód Inwestycje Sp.z o.o., subject to the award of the authorizations.

Consolidated financial statements 2021	F-119

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

As of December 31, 2021 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Assets held under leases	998	716	636
Non-current pledged, mortgaged or receivership assets(1)	21	20	366
Collateralized current assets	2	2	2
Total	1,021	739	1,004

(1)	Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 9.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2021	Total in statement of	Amount of asset pledged,	Percentage
(in millions of euros)	financial position (a)	mortgaged or receivership (b)	(b)/(a)
Intangibles assets, net (excluding goodwill)	14,852	19	0%
Property, plant and equipment, net	30,479	2	0%
Non-current financial assets	977	—	—
Other(1)	34,894	—	—
Total	81,202	21	0%

(1)	This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights of use.

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

Consolidated financial statements 2021	F-120

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange	o/w telecom	Note	o/w Mobile	Note	o/w eliminations
	consolidated	activities		Financial		telecom
	financial			Services		activities / mobile
	statements					financial services
Non-current financial assets related to Mobile Finance Services activities	900	—		900	17.1.1	—
Non-current financial assets	950	977	13.7	—		(27)	(1)
Non-current derivatives assets	683	682	13.8	0	17.1.3	—
Current financial assets related to Mobile Financial Services activities	2,381	—		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	—		—
Current derivatives assets	7	7	13.8	—	17.1.3	—
Cash and cash equivalents	8,621	8,188	14.3	433		—

Non-current financial liabilities related to Mobile Finance Services activities	—	—		28	17.1.2	(27)	(1)
Non-current financial liabilities	31,922	31,922	13.3	—		—
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,161	—		3,161	17.1.2	—
Current financial liabilities	3,421	3,426	13.3	—		(4)
Current derivatives liabilities	124	124	13.8	—	17.1.3	—

(1)	Loan granted by Orange SA to Orange Bank.

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

Consolidated financial statements 2021	F-121

17.1.1  Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets in connection with the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2021			December 31, 2020	December 31, 2019
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	—	3	2	2
Investments securities	3	—	3	2	2
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	439	2	441	540	656
Debt securities	439	2	441	540	656
Financial assets at fair value through profit or loss	73	—	73	94	179
Investments at fair value	—	—	—	—	79
Cash collateral paid	59	—	59	74	76
Other	14	—	14	20	25
Financial assets at amortized cost	385	2,366	2,752	2,651	3,519
Fixed-income securities	385	2	387	579	506
Loans and receivables to customers	—	2,297	2,297	2,000	1,937
Loans and receivables to credit institutions	—	66	66	70	1,073
Other	—	1	1	2	3
Total financial assets related to Orange Bank activities	900	2,369	3,268	3,288	4,357

Debt securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	2021	2020	2019
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	540	656	925
Acquisitions	732	386	165
Repayments and disposals	(839)	(500)	(442)
Changes in fair value	—	1	9
Other items	7	(3)	(1)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	441	540	656

(in millions of euros)	2021	2020	2019
Profit (loss) recognized in other comprehensive income during the period	1	1	8
Reclassification in net income during the period	0	0	1
Other comprehensive income related to Orange Bank	1	1	9

Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31,	December 31,		December 31,
	2021	2020		2019
Overdrafts	828	802		869
Housing loans	914	869		876
Investment loans	86	129		163
Installment receivables (1)	422	183		-
Current accounts	5	10		17
Other	42	7		12
Total loans and receivables to customers	2,297	2,000	(2)	1,937
Overnight deposits and loans	2	—		945
Loans and receivables	45	52		85
Other	19	18		43
Total loans and receivables to credit institutions	66	70		1,073

(1)	Purchase of Orange Spain receivables.
(2)	Since October 2020, Orange Bank is engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 600 million euros.

Consolidated financial statements 2021	F-122

Accounting policies

Financial assets

–  Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and money market mutual funds (UCITS), which are compliant with the Group’s liquidity risk management policy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in profit or loss.

–  Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

–  Financial assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that are or may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded in other comprehensive income that may be reclassified to profit or loss. In case of disposal, the cumulative profit (or loss) recognized in other comprehensive income that may be reclassified to profit or loss is then reclassified to profit or loss.

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

17.1.2  Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2021	December 31, 2020		December 31,2019
Payables to customers	1,796	1,883	(1)	3,357
Debts with financial institutions	1,009	885		448
Deposit certificate	356	358		475
Other	27	30		28
Total Financial liabilities related to Orange Bank activities(2)	3,188	3,155		4,307

(1)	The decrease on payables to customers between 2019 and 2020 is mainly due to the discontinuation of Groupama group companies' account-holding activities.
(2)	Including 28 million euros of non-current financial liabilities in 2021, 2020 and 2019.

Consolidated financial statements 2021	F-123

Debts related to Orange Bank transactions are composed of customer deposits and bank debts with financial institutions.

(in millions of euros)	December 31,	December 31,	December 31,
	2021	2020	2019
Current accounts	764	949	2,546
Passbooks and special savings accounts	995	908	781
Other	37	26	30
Total payables to customers	1,796	1,883	3,357
Term borrowings and advances	667	615	448
Securities delivered under repurchase agreements	331	270	—
Other	11	—	—
Total debts with financial institutions	1,009	885	448

17.1.3Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2021 and set up by Orange Bank concern the following interest rate swaps:

–  679 million euros in notional value (of which 4 million euros maturing in 2022, 210 million euros maturing between one and five years and 465 million euros at more than five years ), macro- hedging a portion of the real estate loan portfolio. The fair value of these derivatives at December 31, 2021 was (0.07) million euros;

–  210 million euros in notional value hedging a portfolio of French inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l'inflation française - OATi ) of the same amount and maturity , i.e. 2023. The fair value of these swaps at December 31, 2021 was (39) million euros;

–  150 million euros in notional value (of which 26 million euros maturing in 2022, 24 million euros maturing between one and two years and 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds (Obligations Assimilables du Trésor - OAT ) of the same amount and maturity. The fair value of these swaps at December 31, 2021 was 0.3 million euros;

–  20 million euros in notional value hedging a portfolio of French Treasury bonds (Obligations Assimilables du Trésor indexées sur l'estimation - OATie) indexed to inflation of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2021 was (6) million euros;

–  5 million euros in notional value hedging a portfolio of securities maturing in 2028 whose fair value at December 31, 2021 was (0.3) million euros.

The ineffective portion of these hedges recognized in profit or loss in 2021 was not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedge of its issues with interest rate swaps which, at the end of 2021, represented:

–  218 million euros in notional value (of which 135 million euros maturing in 2022 and 83 million euros maturing between one and two years) hedging negotiable debt securities issued by the bank, the fair value of which at December 31, 2021 was almost zero.

Trading Derivatives

–  Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was (0.25) million euros at December 31, 2021. The net effects of this hedging strategy on the income statement are not material.

–  Orange Bank has a portfolio of trading swaps with a total notional value of 28 million euros (of which 18 million euros maturing between two and five years and 10 million euros at more than five years) and a total fair value at December 31, 2021 of (0.4) million euros. The net effects of this hedging strategy on the income statement are not material.

–  Orange Bank has set up interest rate futures with a notional amount of 202 million euros. The notional amount of these derivatives gives only an indication of the volume of outstanding contracts on the financial instrument markets and does not reflect the market risks associated with such instruments or the nominal value of the hedged instruments. The net effects of this hedging strategy on profit or loss are not material.

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

Orange Bank’s activities expose it to all of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR:

–  credit risk and counterparty risk: risk of loss incurred in the event of the default of a counterparty or counterparties considered as the same beneficiary;

Consolidated financial statements 2021	F-124

–  consolidation risk: risk arising from an excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or the same geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

–  market risk: risk of loss due to movements in market prices;

–  operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, internal systems or to outside events, including events that are unlikely to occur but that would incur a high risk of loss. Operational risk includes risks of internal and external fraud and IT risk;

–  interest rate risk: risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risks;

–  liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

–  non-compliance risk: risk of judicial, administrative or disciplinary sanction, significant financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and of the Council on June 26, 2013.

Orange Bank is not involved with complex products. For market operations, the Risk Department defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, the identification and assessment of its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular Titles IV and V of the Ordinance of November 3, 2014, the bank’s Executive Committee, upon recommendation of the Risk Management Department, sets the institution’s risk policy, which is formalized through the risk appetite framework and is guarantor of its proper implementation.

The Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports for various committees: The Credit Committee (management of credit and counterparty risk), Risks and Audit Committee (management of operational risks), Financial Security and Compliance Committee (management of non-compliance risk), ALM Committee (management of market, interest rate and liquidity risks) and the Executive Committee.

17.2.1Credit and counterparty risk management

Against the backdrop of the health crisis, Orange Bank continued to maintain a cautious provisioning policy.

In France, Orange Bank reviewed its credit risk estimate by taking into account the uncertainties surrounding the economic situation due to the health crisis and considered that segment provisions (i.e. around 5 million euros on the hotel, commercial real estate and private bank loans) and the input stress measures (i.e. approximately 6 million euros on consumer credit) used to calculate provisions should be renewed.

Furthermore, the retail bank, consumer credit and demand accounts asset category, is a statistical method for calculating expected losses. In this respect, the inputs estimated internally by Orange Bank (probability of default (PD), exposure at default (EAD) and loss given default (LGD)) were back tested in 2021 in order to check the performance of the model in production and to take account of the new definition of default (NDOD) that came into force on January 1, 2021. These works led to the recalibrating of inputs for all products. The new recalibrated inputs take into account a more recent data history to estimate the probability of default and loss given default.

To take into account the review of these inputs, a provision of 7 million euros was recognized at December 31, 2021, 6 million euros of which pertain to consumer credit and 1 million euros to demand deposit accounts.

In Spain, Orange Bank maintained its prudent provisioning policy on the receivables disposal program with Orange Spain. Thanks to a second year of production of short loans, Orange Bank has gained more perspective, leading to a revision of its provisioning rates in 2021. This rates adjustment, based on a preliminary statistical study, has made it possible to estimate new risk inputs for the calculation of expected loss, more conservative than the hedging rates recommended by the Bank of Spain on the consumer credit asset category. In this respect, an additional provision of 8 million euros was recognized at December 31, 2021. With a view to 2022, works are in progress for a finer analysis and to build statistical models enhanced with data from ongoing observations of portfolio behavior.

At end-December 2021, cost of risk for Orange Bank amounted to 38 million euros (i.e. 1.7% of average outstanding) of which 14 million euros in France (i.e. 0.8% of average outstanding) and 24 million euros in Spain (i.e. 7% of average outstanding).

Excluding methodological adjustments, cost of risk would amount to 23 million euros (i.e. 1% of average outstanding) of which 7 million euros in France (i.e. 0.4% of average outstanding) and 16 million euros in Spain (i.e. 4.6% of average outstanding).

17.2.2Market and interest rate risk management

Orange Bank does not carry out trading operations on its own behalf, its market activity mainly concerns investments to optimize liquidity management and purchases of interest rate hedges.

The outstanding securities portfolio continues to decrease in line with the bank's strategy, market risk indicators remain almost stable and the associated risks are immaterial.

Consolidated financial statements 2021	F-125

Fixed interest securities in investment portfolios are hedged. At December 2021, 28% of investment portfolio securities had a maturity below one year. Orange Bank has no exposure classified in trading portfolio. Interest rate risk, after the capital increase that occurred in October 2021, is less than 5% of CET1. The basic risk is immaterial.

Orange Bank finalized its transition plan from Eonia benchmark indices toward €ster (iBor) in 2021; the novation of contracts with the bank counterparties was carried out and the documentation of updated hedging relations.

17.2.3Liquidity risk management

In 2021, Orange Bank continued to prudently manage its liquidity. At December 2021, Net Funding Stable Funding Ratio (NSFR) was 137% and LCR (short-term liquidity coverage ratio) ratio reached 1,033%. Nevertheless, 2021 was characterized by the increase in the liquidity deficit associated with customer operations. The latter rose from (300) million euros in early 2021 to (650) million euros at December 2021. The changes in this deficit can be mainly explained by loan production while customer deposits are down, due to the extinctive management of certain portfolios (especially the enterprise activity).

Orange Bank intensified the diversification of its financing sources and in order to anticipate loan production growth and the slowdown of TLTRO programs of the ECB.

17.2.4Operational risk management

At bank level, the operational risk guidance scope covers:

–  operational risks carried by all the bank's activities (management, operating and support activities);

–  operational risks from essential service providers.

Operational risk is managed by the Permanent Control and Operational Risk Director who reports to the Risk, Controls and Compliance Director, who in turn is directly under the authority of an Orange Bank effective manager.

A system is in place for identifying all of the bank's operational incidents (proven risks) including non-compliance. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

In the event of the identification of non-compliance incidents, the operational risks department notifies the compliance department to ensure monitoring and management of such incidents.

The operational losses sustained by the bank amounted to 1.3 million euros in 2021. They amounted to 1.4 million euros in 2020 and 1.3 million euros in 2019. The bulk of operational losses were related to external fraud (means of payment and credit).

17.2.5Non-compliance risk management

Orange Bank has a Compliance department, which reports to the Risk, Control and Compliance director. In addition, the bank is equipped with a system that enables it to guarantee regular monitoring of changes that may occur in the texts applicable to its activity. The presentation of major regulatory amendments is also carried out in the Compliance, Financial Security and Fraud Committees.

The Financial Security and Compliance Committee meets every quarter to examine the actions and situation of bank with respect to compliance, in particular in the light of its customer protection obligations.

The Human Resources Department training unit, in conjunction with the compliance unit, handles the establishing and monitoring of employee training procedures, the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2021, 105 new employees participated in mandatory training provided in person (or via video conference due to the COVID crisis) by the Compliance Manager.

Furthermore, training programs dedicated to mortgages and to consumer credit and to the claims management system are given to the employees concerned.

Lastly, the compliance unit contributes its expertise in the preparation of answers to address sensitive customer complaints as well as those sent to us directly the supervisory authorities.

17.2.6Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

–  maturity-by-maturity for amortizable transactions;

–  for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

Consolidated financial statements 2021	F-126

–  since derivatives are interest rate swaps, they are not subject to any exchange of notional. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31,	2022	2023 to	2027
		2021		2026	and beyond
Investments securities	17.1.1	3	—	3	—
Debt securities	17.1.1	441	127	307	8
Investments at fair value	17.1.1	-	—	—	—
Fixed-income securities	17.1.1	387	80	160	147
Loans and receivables to customers	17.1.1	2,297	586	1,058	653
Loans and receivables to credit institutions	17.1.1	66	66	—	—
Other financial assets and derivatives		74	60	—	14
Total financial assets		3,268	918	1,528	822
Payable to customers	17.1.2	1,796	1,796	—	—
Debts with financial institutions	17.1.2	1,009	346	663	—
Deposit certificate	17.1.2	356	273	83	—
Other financial liabilities and derivatives		87	1	53	33
Total financial liabilities		3,247	2,416	799	33

17.2.7  Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)			December 31, 2021
		Classification	Book value	Estimated	Level 1 and	Level 2	Level 3
		under IFRS		fair value	cash
		9(1)
Loans and receivables	17.1.1	AC	2,363	2,363	—	2,363	—
Financial assets at amortized cost	17.1.1	AC	387	387	387	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	—	—
Debt securities	17.1.1	FVOCIR	441	441	441	—	—
Investments securities	17.1.1	FVOCI	3	3	3	—	—
Cash and cash equivalent(2)	17.1	AC	360	360	360	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	—	(3,188)	—
Derivatives (net amount)(3)	17.1.3		(58)	(58)	—	(58)	—

(1)

"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)	Includes only cash.
(3)	The classification for derivatives instruments depends on their hedging qualification.

(in millions of euros)			December 31, 2020
		Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9 (1)	value	fair value	and cash
Loans and receivables	17.1.1	AC	2,070	2,070	—	2,070	—
Financial assets at amortized cost	17.1.1	AC	581	580	580	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	94	94	94	—	—
Debt securities	17.1.1	FVOCIR	540	540	540	—	—
Investments securities	17.1.1	FVOCI	2	2	2	—	—
Cash and cash equivalent(2)		AC	254	254	254	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,155)	(3,155)	—	(3,155)	—
Derivatives (net amount)(3)			(75)	(75)	—	(75)	—

(1)	"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".
(2)	Includes only cash.
(3)	The classification for derivatives instruments depends on their hedging qualification.

Consolidated financial statements 2021	F-127

(in millions of euros)			December 31, 2019
		Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9(1)	value	fair value	and cash
Loans and receivables	17.1.1	AC	3,010	3,010	—	3,010	—
Financial assets at amortized cost	17.1.1	AC	509	501	501	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	179	179	179	—	—
Debt securities	17.1.1	FVOCIR	656	656	628	28	—
Investments securities	17.1.1	FVOCI	2	2	2	—	—
Cash and cash equivalent(2)		AC	369	369	369	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(4,307)	(4,307)	—	(4,307)	—
Derivatives (net amount)(3)			74	(74)	—	(74)	—

(1)	"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".
(2)	Includes only cash.
(3)	The classification for derivatives instruments depends on their hedging qualification.

17.3    Orange Bank’s unrecognized contractual commitments

As at December 31, 2021, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Financing commitments (1)	88	87	421
Guarantee commitments	6	8	8
On behalf of financial institutions	4	4	4
On behalf of customers	2	3	4
Property lease commitments	—	—	23
Total	94	94	452

(1)	Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted. As at December 31, 2019, these commitments also included a financing commitment for Groupama of 320 million euros, a commitment which ended in 2020 due to the discontinuation of the account-keeping activity that Orange Bank provided with entities of the Groupama group.

Commitments received

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Received from financial institutions (1)	871	770	747
Received from customers	88	102	149
Total	959	872	896
(1)	Corresponds to guarantees received from Crédit Logement to counter-guarantee the mortgages distributed.

Assets covered by commitments

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Assets pledged as security to lending financial institutions as guarantees for bank loans	848	1,160	1,126
Total	848	1,160	1,126

Note 18    Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2021, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 6.2 and 10.3) amounted to 405 million euros (versus 525 million euros at December 31, 2020 and  643 million euros at December 31, 2019). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements on provisions are presented in Note 5.2.

Consolidated financial statements 2021	F-128

France

Mobile services

–  In parallel to the judicial inquiry for which a final decision was handed down on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment and imposing injunctions, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After several successive increases in April 2016 and September 2018, SFR raised its claim to 3 billion euros in July 2019. In the wake of this decision, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. Orange and SFR entered into a memorandum of understanding, notably putting an end to their dispute. SFR withdrew its claim for damages from the Paris Commercial Court which duly noted this withdrawal on April 2, 2021. This dispute is now closed. The investigation of the cases of Céleste and Adista versus Orange are ongoing. To date, the overall claims of Céleste and Adista represent a total of 47 million euros.

–  Concurrently to their complaints filed with the French Competition Authority, regarding the practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana, for which Orange received a definitive sentence, Digicel and Outremer Telecom initiated before the Paris Commercial Court legal actions for alleged damages stemming from these practices. After being sentenced by the Paris Commercial Court in March 2015, the Paris Court of Appeal decreased the amount of the fine to be paid to Outremer Telecom to 3 million euros in May 2017, noting inter alia that the damages should be discounted at the statutory rate of interest. On December 18, 2017 the Paris Commercial Court ordered Orange to pay Digicel the sum of 180 million euros, to which should be added interest calculated from March 2009 until the date of payment at a higher interest rate than the rate ordered by the Paris Court of Appeal in the Outremer Telecom litigation, i.e. a total amount of 346 million euros. On June 17, 2020, the Paris Court of Appeal overturned judgment and in particular the discounting method applied to the damages set forth in the judgment rendered by the Paris Commercial Court on December 18, 2017, which ordered Orange to pay Digicel 180 million euros in principal. Following this judgment, Orange was refunded 97 million euros. Orange appealed to the French Supreme Court and re-assessed the risk related to the possible reversal of the Court of Appeal’s judgment, which would return the parties to the situation following the first-instance court’s decision.

Fixed services

–  In 2010, SFR and then Verizon summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 1 million euros in damages with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions. In December 2015, the Paris Court of Appeal dismissed in full the claims made by SFR and in September 2017, the French Supreme Court rejected SFR's appeal. Furthermore, in April 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 1 million euros granted for services provided in 2008. On June 5, 2019, the French Supreme Court annulled the decision of the Paris Court of Appeal and restored the parties to the situation they were in following the first instance court's decision rendered on June 25, 2013. The proceedings are still ongoing.

–  In 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market. In February 2014, the trial court ruled that Orange had abused its dominant position but in Octoberr 2014, the Paris Appeal Court annulled this ruling. This decision was then overturned by the French Supreme Court in 2016 and Orange had to pay 53 million euros to SFR pursuant to the trial court's ruling. SFR had raised its claims to 257 million euros before the Court of Appeal. In 2018, the Court of Appeal sentenced Orange to pay 54 million euros and Orange appealed to the French Supreme Court. On September 16, 2020, the French Supreme Court overturned the judgment handed down by the Court of Appeal and restored the parties to the situation they were in following the Paris Commercial Court’s decision. Orange applied to the Court of Appeal and obtained through a ruling on September 24, 2021, a reversal of its conviction and the return of the full amount of the sums awarded to SFR, which SFR returned at the end of 2021. SFR appealed to the French Supreme Court again on October 5, 2021.

–  On April 16, 2021, Bouygues Telecom brought an action against Orange before the Paris Civil Court concerning the service quality of its wholesale offers for an amount of 78 million of euros for alleged losses. Orange considers these claims to be without merit.

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

–  In December 2018 the administrators of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their respective existing or former parent companies, including Orange. The Phones 4U claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange vigorously challenges the allegations raised by Phones 4U which include collusion between various operators.

–  Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 350 million euros in financial damages that they allege to have suffered. In March 2021, the plaintiffs in one of these two lawsuits withdrew from the case. Orange Bank continues to be the target of the other lawsuit whereby the plaintiffs are claiming in total about 310 million euros in financial damages that they allege to have suffered. As the Group believes these claims to be without merit and is strenuously contesting them, it has not recognized any financial liability.

Consolidated financial statements 2021	F-129

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

–  The Evaluation and Compensation Committee, set up as part of the France Telecom employee-related crisis trial, to examine individual claims submitted by individuals present in the company between 2007 and 2010 and their beneficiaries, extended the period for submitting files until December 31, 2020. This Committee is continuing to analyze and process the requests received. At the end of December 2021, 1,751 individual requests had been received, about 1,100 of which had been closed subsequent to an agreement and just under 300 requests are being processed. The Committee is expected to finish its work by the first half of 2022.

Poland

–  In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of the Polish operator P4. On January 2, 2018, UOKiK halted proceedings against the three operators due to no basis on anti-competitive grounds.

–  In addition, in 2015 P4 issued two claims for damages for a total amount of 630 million zlotys (138 million euros) against the three operators jointly (one of which Polkomtel), as compensation for the loss it alleged to have suffered in relation to the contested pricing practices. In 2018, the Court of First Instance dismissed in its entirety the first P4 compensation claim in the amount of 316 million zlotys (70 million euros). P4 has appealed against this decision. On December 28, 2020, the Court of Appeal dismissed the judgment rendered by the Court of First Instance and referred the parties to the Court of First Instance. On August 25, 2021, Orange Polska received the ruling from the Appeal Court. Polkomtel (one of the three operators) has appealed to the Supreme Court. Orange Polska has joined the Polkomtel lawsuit. Regarding the second claim for damages by P4 for 314 million zlotys (69 million euros), it has been suspended pending the settlement of the first claim.

Romania

–  On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, concerning possible discriminatory practices in the mobile payment and advertising markets. Following the investigation, the Competition Council fined Orange Romania 65 million leu (13 million euros) in December 2018 for refusal to sell on the relevant markets. Orange Romania was notified of this decision which it appealed in May 2019. On June 24, 2021, the Court of Appeal reversed the decision of the Competition Council. The Parties are still awaiting the notification of the ruling.

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

–  In Jordan, the telecom operator Zain brought an action against Jordan Telecommunications Company (Orange Jordan) for failure to open geographical numbers allocated by the Jordanian regulator in application of the interconnection agreement entered into Zain and Orange Jordan pursuant to which Zain considers that it has suffered an estimated loss of 250 million Jordanian dinars (288 million euros). On September 30, 2021, the Amman Court of First Instance (judiciary order) ordered the performance of a forensic audit to verify whether the amount of the late payment interest requested by Zain had been calculated in accordance with the rules detailed in the interconnection agreement and whether the arbitration clause in the agreement was applicable. On June 22, 2021, the Jordanian Supreme Court ruled on the petition by Orange Jordan for the judiciary courts to decline jurisdiction, considering that the arbitration clause applied to the lawsuit. This ruling was confirmed by the Appeal Court on November 11, 2021 which rejected Zain's petition. Zain has filed another appeal with the Supreme Court. The proceedings are ongoing.

–  In Mali, a lawsuit had been brought against the telecoms operators to challenge the billing of communications ending up on voicemail. In 2013, the Court of First Instance had dismissed the case of the plaintiffs, and the Malian Regulatory Authority (AMRTP) confirmed the compliance of this billing. At the end of 2021, following an appeal by the plaintiffs, the Bamako Court of Appeal sentenced the telecoms operators, and in particular Orange Mali to pay the sum of 176 million euros. Orange Mali has filed several appeals against this decision, on the one hand on the grounds of the foreclosure period of the appeal, and on the other hand for illegality and annulment of the appeal. As the ruling has been notified, Orange Mali has filed an appeal with the Malian Supreme Court.

In order to provide its telecommunication services, the Group sometimes uses fixed assets of other parties. Terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to legal complexities involved.

Consolidated financial statements 2021	F-130

Other than proceedings that may be initiated in respect of tax, income taxes and social audits (see Notes 6.2 and 10.3), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19    Subsequent events

Appointment of the new Chief Executive Officer

The Orange Board of Directors met on January 28 and appointed Christel Heydemann as the Chief Executive Officer of Orange as from April 4, 2022. As the Board noted a separation of the positions of Chairman and Chief Executive Officer, at the arrival of the new Chief Executive Officer, Stéphane Richard will continue to carry out the duties of non-executive Chairman until the arrival of a new Chairperson and until May 19, 2022, at the latest, the date of the Orange Shareholders' Meeting.

Note 20    Main consolidated entities

As at December 31, 2021, the scope of consolidation consisted of 397 entities.

The main changes in the scope of consolidation in 2021 are presented in Note 3.2.

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

Consolidated financial statements 2021	F-131

The list of the principal operating entities shown below was determined based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Générale de Téléphone	100.00	France
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France

Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Communications Luxembourg	78.32	Luxembourg
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.41	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia
Telekom Romania Communications and its subsidiary	53.58	Romania

Africa & Middle-East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom (2)	49.00	Morocco
Orange Bissau (3)	38.04	Guinea-Bissau
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d'Ivoire and its subsidairies	72.50	Côte d'Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.64	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal

Enterprise	% Interest	Country
Orange SA - Business Unit Enterprise	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
Orange Business Services SA and its subsidiaries	100.00	France
Business & Decision and its subsidiaries	100.00	France
Basefarm and its subsidiaries	100.00	Norway
Globecast Holding and its subsidiaries	100.00	France
SecureData and its subsidiaries	100.00	United Kingdom
SecureLink and its subsidiaries	100.00	Netherlands

International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit IC&SS	100.00	France
FT IMMO H	100.00	France
Orange Marine	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France

(1)	Orange Concessions is consolidated using the equity method.
(2)	Orange SA controls Medi Telecom and its subsidiaries, which are fully consolidated, following the acquisition in December 2010 of 40% and the acquisition in July 2015 of additional interests for 9% and 1.1% of usufruct (Orange SA owns and controls 100% of Orange MEA, which owns and controls, via its subsidiary Atlas Country Support, 49% of Medi Telecom)..
(3)	Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

Consolidated financial statements 2021	F-132

Note 21    Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)		Audit and related services					Other services	Total
		Statutory audit fees, certification,		Services required		Sub-total	rendered by
		auditing of the accounts		by the law			auditors' networks to
		o/w issuer		o/w issuer			fully-consolidated
Deloitte							subsidiaries
2021		8.2	4.6	0.0	—	8.2	0.1	8.4
	%	98%	55%	0%	—	99%	1%	100%
KPMG
2021		9.9	4.4	0.2	0.2	10.1	0.4	10.5
	%	94%	42%	2%	2%	96%	4%	100%
2020		10.2	5.1	0.5	0.2	10.7	0.1	10.8
	%	94%	47%	5%	2%	99%	1%	100%
2019		9.8	5.1	0.4	0.2	10.2	0.1	10.3
	%	95%	49%	4%	2%	99%	1%	100%
EY
2021		—	—	—	—	—	0.4	0.4
	%	—	—	—	—	—	100%	100%
2020		10.0	5.2	0.0	0.0	10.1	0.4	10.5
	%	96%	50%	0%	0%	96%	4%	100%
2019		10.2	5.1	0.3	—	10.5	0.4	10.8
	%	94%	48%	3%	0%	97%	3%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

Consolidated financial statements 2021	F-133