Form 20-F
period 2022-12-31
ORANGE
filed 2023-03-30
CIK 1038143

As filed with the Securities and Exchange Commission on March 30, 2023

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _______________

Commission File Number: 001-14712

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, nominal value €4.00 per share 2,658,791,500 as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). o

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2022 (the “Annual Report on Form 20-F”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2022.

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

References to the “2022 Universal Registration Document” are references only to those pages and sections of Orange’s Universal Registration Document for the year ended December 31, 2022 that are attached in Exhibit 15.1 to this Form 20-F and form a part hereof. For the avoidance of doubt, all references to EBITDAaL, organic cash flow and related terms, which are non-IFRS financial indicators, are explicitly excluded from this Form 20-F and the 2022 Universal Registration Document attached in Exhibit 15.1  except as otherwise required including for segment reporting. The 2022 Universal Registration Document in its entirety was furnished to the SEC in a Report on Form 6-K on March 29, 2023. Other than as expressly provided herein, the 2022 Universal Registration Document is not incorporated herein by reference.

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

2022 Form 20-F / ORANGE – 2

Cautionary statement regarding forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”), including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “can”, “contemplate”, "would", “will”, “expect”, “consider”, “believe”, “anticipate”, “pursue”, “foresee”, “plan”, "project", "forecast", "guideline", “predict”, "intend", "is designed to", "be aimed at", “strategy”, “objective”, “prospects”, "outlook", "trends", "may", "might", "target", “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “commitment” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

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

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include the following:

−	Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks;
−	The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telco players to take an increasing share of the service and network value chain;
−	The high concentration of Orange’s critical suppliers, the growing use of outsourcing, as well as global supply tensions represent a risk for the Group’s activities;
−	Orange is exposed to risks of disclosure or inappropriate modification of stakeholder data, particularly in the event of cyberattacks;
−	A large part of Orange's revenues is generated in both highly competitive and regulated markets, where pressure on prices remains strong in an inflationary context;
−	Orange is exposed to the risk of interruption to its services, particularly in the event of cyberattacks, conflicts or a shortage of strategic resources;
−	Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change;
−

Faced with the high connectivity needs linked to changing uses, Orange must accelerate the roll-out of its networks while improving the quality of service, but such investments are constrained by the availability of its resources;

−	The development of mobile financial services activities in an increasing number of countries poses risks to Orange that are specific to this sector in each of its host countries;
−	The execution of Orange’s new strategy may not yield the expected results;
−	The Group’s brand policy represents a risk for the Orange brand image;
−	The scope of Orange’s business activities and the interconnection of its networks expose it to various acts of technical fraud, specific to the telecommunications sector;
−

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy;

−	Orange is exposed, particularly as a result of cyberattacks, to risks of disclosure or inappropriate modification of personal data, especially those of its customers;
−	Orange faces a variety of internal and external risks relating to human health and safety.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

The material risks are described in Item 3 Key Information – 3.D Risk factors.

This Annual Report on Form 20-F should be read completely and with the documents that are referenced herein and filed as exhibits and with the understanding that Orange’s actual future results may be materially different from what is expected. Orange qualifies all forward-looking statements by these cautionary statements.

2022 Form 20-F / ORANGE – 3

2022 Form 20-F / ORANGE – 4

2022 Form 20-F / ORANGE – 5

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

Although not incorporated by reference into this Item 3.D, several other sections of this document also discuss risks in some detail:

−

with respect to risks relating to regulations and regulatory pressure, see Section 1.7 Regulation of telecommunication activities on pages 38 et seq. of the 2022 Universal Registration Document filed as Exhibit 15.1 of this document and Note 18 Litigation to the Consolidated Financial Statements included in Item 18;

−

with respect to risks relating to litigation involving the Group, see also Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements, as well as Section 3.2.1 Recent events on page 130 of the 2022 Universal Registration Document filed as Exhibit 15.1 of this document, where applicable;

−	with respect to financial risks, see:
-	Note 2.5.4 to the Consolidated Financial Statements included in Item 18 for macroeconomic context,
-

Note 7 to the Consolidated Financial Statements included in Item 18 for the key assumptions used to determine the recoverable amount of the main activities and specific risk factors that might affect this amount,

-	Notes 7 and 8 to the Consolidated Financial Statements included in Item 18 for asset impairments,

2022 Form 20-F / ORANGE – 6

-	Note 13.8 to the Consolidated Financial Statements included in Item 18 for derivatives,
-

Note 14 to the Consolidated Financial Statements included in Item 18 for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees on pages 415 et seq. of the 2022 Universal Registration Document filed as Exhibit 15.1 of this document;

Operational risks

Operational risks mainly include risks related to the telecommunications sector, and risks related to Orange’s strategy and business. In addition, risks with potentially significant employee-related, social and environmental consequences are presented in the section “-Non-financial risks” below.

Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks.

The proliferation of national and international crises and conflicts affects the general business climate and the conduct of the Group’s activities. In that sense, the population movements following the conflict in Ukraine put pressure on the operations of Orange’s subsidiaries bordering the conflict area by saturating the networks and requiring reinforcement of infrastructure sites in certain areas.

In addition, Orange has a large presence in countries and geographical areas marked by political or economic instability. This instability exposes Orange to decisions by governmental or judicial authorities contrary to its interests, sometimes combined with heightened tax or regulatory pressure. While certain additional taxes or fines can be disputed, the authorities can also decide to suspend services.

In some countries where the Group is present, its contribution to local economic activity is significant. However, its image is sometimes linked to that of the French government, exposing the Group to potential abuse or reprisals.

Lastly, current or future international economic sanctions against certain countries could affect the value or sustainability of investments made in those countries.

Such situations could call into question the profitability outlook used when making investment decisions and could adversely impact the Group’s financial position and earnings.

The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telecommunications actors to take an increasing share of the service and network value chain.

Competition with numerous actors, such as Over-The-Top (OTT) service providers and Internet market leaders, is spreading to the majority of the value-added services that use existing networks offered by Orange. In that sense, new players (SD-WAN, etc.) and other solution and service providers, particularly Cloud solutions and service providers, are positioning themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange. At the same time, disruptive technologies, such as the development of voice traffic via videoconferencing apps, allow new non- telecommunications players to capture revenue streams historically going to telecommunications operators.

Furthermore, the evolution of the ecosystem is marked by the massive investments made by new actors in infrastructure, specifically in that based on new technologies such as the Cloud and network virtualization, but also in submarine cables in which Orange is no longer necessarily a partner.

Lastly, the opening up and fragmentation of networks enable existing actors (such as infrastructure managers, network businesses not in the telecommunications sector such as railways and local authorities) to offer network services.

Operators such as Orange, for which the direct relationship with customers is a source of value, could therefore be marginalized. Likewise, the massive investment by new actors in infrastructure could, over time, make the Group increasingly dependent on them; some already control, for example, 80% of submarine cables or their capacity.

These developments could adversely affect Orange’s revenues and margins.

The high concentration of Orange’s critical suppliers, the growing use of outsourcing, as well as global supply tensions represent a risk for the Group’s activities.

Orange depends, particularly in the areas of network infrastructure, information systems and mobile handsets, on a number of critical suppliers operating in highly concentrated markets.

Despite Orange’s secure purchasing policies, this dependence poses a risk to the Group’s current or future business in the event that one of these suppliers defaults or decides to change its business practices; and, regardless of the cause, including in the event of international economic sanctions against such critical supplier or its country of origin.

2022 Form 20-F / ORANGE – 7

The risk of supply disruption, including in the energy sector, is heightened by shortages linked to specific conditions in some markets, such as the market for electronic components or the supply of essential resources, and by the intensity of the global economic recovery which has caused tension in the supply of many products and raw materials, including minerals and rare resources needed for the production of electronic equipment.

If one of its critical suppliers failed to deliver on Orange’s purchasing requirements, Orange’s business, earnings and reputation could be adversely affected on a long-term basis.

Orange is exposed to risks of disclosure or inappropriate modification of data, particularly in the event of cyber-attacks.

Orange’s business activities require the transmission through its networks and storage on its infrastructure of data, including that belonging to its B2B or government customers, suppliers, partners and all stakeholders other than natural persons (see Section “-Non-financial risks” below for information relating to risks regarding personal data).

Despite its infrastructure protection systems, Orange’s business activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of data, in particular when setting up new services or applications or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices).

The occurrence of these risks could, in particular, result from malicious acts (such as cyber-attacks) aimed in particular at the data in Orange’s possession, but also inadvertently by Orange or by Group partners to which certain business activities are outsourced.

The Group could be held liable if these risks were to materialize. In addition, its reputation could be seriously harmed because Orange’s positioning as a trusted operator comes with high expectations from its stakeholders in terms of security, which could have a significant adverse effect on future earnings.

A large part of Orange’s revenues is generated in both highly competitive and regulated markets where pressure on prices remains strong in an inflationary context.

In the current period of inflation, the service price increases by Orange may not be enough to maintain its margins in the highly competitive environment in which the Group operates, and given the disruptive technologies that affect its markets. In addition, the decisions of sector regulators and competition authorities that regulate some of these prices or markets do not always allow a fair valuation of Orange’s services, similarly affecting its revenues and margins.

Furthermore, the difficult economic environment, marked by inflation and rising energy costs, is weighing on Orange’s operating margins and, considering its pricing model, it is not certain that it will be able to pass on to customers all the cost increases that it may incur.

Against this backdrop, Orange is pursuing its policy of transformation toward a model that enhances its infrastructure (particularly through its subsidiary Totem), the quality of its services and offers, and its development in high-growth industries and regions such as cybersecurity and Africa & Middle East. If Orange were unable to implement this strategy, its revenues or margin growth prospects could be adversely affected.

For further information about competition, see Section 1.4 Operating activities on pages 18 et seq. of the 2022 Universal Registration Document filed as Exhibit 15.1 of this document.

Orange is exposed to the risk of interruption to its services, particularly in the event of cyberattacks, conflicts or a shortage of strategic resources.

Due to the essential nature of telecommunications, compounded by the widespread take-up of teleworking and the digitization of businesses, the networks of telecommunications operators are particularly exposed to risks of service disruption due to deliberate malicious and sometimes criminal acts, such as cyber-attacks. Increasingly sophisticated, these currently constitute a permanent threat to individuals and businesses alike. Moreover, in the event of conflict, telecommunications networks and associated infrastructure are also the preferred target of sabotage or pressure from governmental or judicial authorities.

Interruptions to the service provided to customers may also be unintentional. They may occur as a result of extreme weather events, a shortage of essential resources such as energy or water, human error, particularly when subcontractors work on shared infrastructure, in the event of the failure of a critical supplier, or when new applications or software are rolled out or updated. They could also occur following capacity saturation linked to exceptional events such as population displacements in a context of war.

Despite the business continuity and crisis management measures taken by Orange to protect its networks, resize them and maintain control of its outsourced infrastructure, the ever-increasing occurrence of cyber-attacks, the implementation of all-IP technologies, the increase in the size of service platforms as well as the consolidation of equipment in a reduced number of locations mean that service interruptions could in the future affect a larger number of customers simultaneously or even several countries at the same time.

2022 Form 20-F / ORANGE – 8

Such events may disrupt the activity, not only of Orange customers but – more widely – of all citizens, and may even affect their health and safety. They could thus cause Orange to be held liable, lead to a reduction in traffic and revenues, and therefore in earnings and outlook, and cause serious damage to its reputation. If they were to occur at the level of one or several countries, they could also trigger crisis situations, potentially affecting the security of the countries concerned.

Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change.

In the context of wars, terrorism, social or activist movements, or any other situation of internal or external conflict, Orange’s infrastructure is vulnerable and may be the target of sabotage or other intentional damage. In addition, accidental events such as fires or errors or negligence during civil engineering work on infrastructure could also lead to significant destruction of Orange’s facilities.

Lastly, Orange’s infrastructure can also be damaged by natural disasters (earthquakes, floods, storms) whether or not related to weather phenomena, the occurrence and intensity of which are increasing with ongoing climate change. Thus, in the medium term, rising sea levels could affect sites and facilities located near the coast more often.

Whether such damage is intentional or not, it can lead to service interruptions in a context where the expectations of Orange’s customers and other stakeholders remain very high regarding Orange’s capacity to provide service continuity, including in the case of extreme weather events.

Furthermore, while large-scale disasters are likely to aggravate losses and associated damage, the coverage of such losses by insurers could further decrease, leaving Orange to bear significant costs that could significantly affect its financial position and outlook.

Faced with the high connectivity needs linked to changing uses, Orange must accelerate the roll-out of its networks while improving the quality of service, but such investments are constrained by the availability of its resources.

Orange must accelerate the roll-out of its fixed and mobile broadband and very high-speed broadband networks in the regions and improve the quality of service of its networks to meet the high demand for connectivity linked in particular to changing uses. Moreover, Orange has made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange’s investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Against that backdrop, Orange has ramped up its strategy of co-financing investments and sharing its network infrastructure.

Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

The development of Mobile Financial Services activities in an increasing number of countries poses risks to Orange that are specific to this sector in each of its host countries.

Mobile Financial Services, including banking services, expose Orange to industry-specific risks such as money laundering, terrorist financing and non-compliance with economic sanctions programs, as well as common risks that are particularly sensitive in Mobile Financial Services, such as fraud, cyber-attacks and service interruption.

If they were to materialize, these risks could have a material adverse effect on the Group’s reputation and financial position.

The execution of Orange’s new strategy may not yield the expected results.

Orange’s new strategy aims to refocus on its core business as a profitable convergent operator while consolidating its value creation momentum in Europe, developing its infrastructure operator business and continuing to grow in Africa and the Middle East. The new strategy also aims to accelerate the Group’s transformation with the overhaul of its B2B positioning and the role that Orange aims to play in challenges facing society, in particular in matters of data integrity and as an actor in the environmental transition and a promoter of responsible and inclusive digital technology.

Despite the relevance of this new strategy with regard to changes in the Orange ecosystem (see above “The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telco players to take an increasing share of the service and network value chain.”), its success could depend on the accomplishment of the transformation projects which require, in particular, the support of its employees and customers. It could also depend on changes in the legal and regulatory framework and a fairer application of the existing legal and regulatory framework to telecommunication operators. The implementation of this new strategy also involves the continuation of operational efficiency programs such as the digitization of processes and cost management and capital allocation policies centered on the creation of value, which may not bring the expected results.

2022 Form 20-F / ORANGE – 9

Should Orange only be able to partially implement its new strategy under the proposed plan, the Group may not be able to achieve all of the objectives it has set for itself, which would adversely affect its growth and profitability outlook.

The Group’s brand policy represents a risk for the Orange brand image.

The vast majority of the Group’s business activities are operated under the single Orange brand. Although the Group takes great care to preserve the value of the major asset that is the Orange brand, the execution risks inherent in each of its business activities could, if they materialize, affect the image of the Orange brand and thus damage the reputation of the entire Group.

In the event of significant damage to the Orange brand image, the Group’s earnings and outlook could be adversely affected.

The scope of Orange’s business activities and the interconnection of its networks expose it to numerous acts of technical fraud, specific to the telecommunication sector.

Orange has to deal with various types of fraud on its telecommunication services activities, which may target it directly or its customers. In a context of increasing technological complexity, network virtualization, and acceleration of the implementation of new services or new applications, types of fraud that are more difficult to detect or control may also appear, favored for instance by the development of mass data processing and artificial intelligence, which increases the scope for possible attacks, particularly cyber-attacks.

If a material fraud were to occur, Orange’s revenues, margins, service quality and reputation could be adversely affected.

Legal risks

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy.

In most of the countries where it operates, Orange has little flexibility to manage its business activities because it must comply with numerous restrictive requirements relating to the provision of its products and services, primarily relating to obtaining and renewing licenses to conduct its activities. Orange also has to comply with its own regulatory obligations and oversight by authorities seeking to maintain effective market competition, as well as, in some countries, additional constraints owing to its historically dominant position in the fixed telecommunication market.

Orange’s business and earnings could be materially affected by changes in laws or regulations, some of which may be extraterritorial in nature, or by changes in government policy, including decisions made by regulatory or competition authorities regarding:

−	the modification or renewal under unfavorable conditions, or even the withdrawal, of fixed or mobile operator’s licenses;
−	conditions for accessing networks (primarily in connection with roaming or infrastructure sharing) or rolling-out new networks such as Fiber;
−	service rates;
−	the introduction of new taxes or increases in existing taxes on telecommunication companies, including the introduction of taxes aimed at facilitating the achievement of countries’ carbon neutrality targets (such as taxes on use or handset purchases);
−	banking and financial supervision, and any related compliance regulations such as laws and regulations on economic sanctions;
−	non-financial corporate obligations;
−	data security;
−	merger and acquisition policy;
−	regulations affecting operators in competing sectors, such as cable;
−	consumer legislation.

Such changes, developments or decisions could materially adversely affect the Group’s revenues and earnings.

For further information on regulatory risks, see Section 1.7 Regulation of telecommunication activities on pages 38 et seq. of the 2022 Universal Registration Document filed as Exhibit 15.1 of this document.

2022 Form 20-F / ORANGE – 10

Orange is regularly involved in litigation, the outcome of which could have a material adverse effect on its earnings, financial position or reputation.

Orange believes that, in general and in all the countries where it operates, it complies in all material respects with the regulations in force relating to its activities and its relations with its partners, suppliers, subcontractors and customers, as well as with the conditions governing its operator’s licenses. However, it is not able to predict the decisions of supervisory or judicial authorities, which are regularly asked to rule on such issues. If Orange were to be ordered by the competent authorities of a country in which it operates to pay an indemnity or a fine, or to suspend certain of its business activities, based on a breach of applicable regulations, its financial position and earnings could be significantly adversely affected.

In addition, Orange (particularly in France and Poland) is frequently involved in proceedings with its competitors and the Regulatory Authorities due to its pre-eminent position in some of the markets where it operates, and the claims made against Orange can be very substantial. In the past, the Group has been fined several tens of millions of euros or even several hundreds of millions of euros for cartel practices or for abuse of dominant position. The Group is also involved in commercial disputes where the stakes can be very high. The outcome of lawsuits is inherently unpredictable.

For proceedings before the European competition authorities, the maximum amount of fines provided for by law is 10% of the consolidated revenues of the offending company (or the Group to which it belongs, as the case may be).

Lastly, due in particular to its relationships with numerous partners, suppliers and subcontractors, Orange is exposed to a growing risk of legal action by various stakeholders from civil society alleging shortcomings on environmental, employee-related or social matters. This could be the case, for instance, if Orange were to distribute products found to contain rare minerals extracted under non-compliant conditions. These legal actions could also aim to compel Orange to finance measures intended to limit the effects of climate change. Such actions could cause significant damage to Orange’s reputation and adversely affect its financial position.

The main proceedings involving Orange are described in Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements included in Item 18. Developments in, or the outcome of, some or all of these ongoing proceedings could have a material adverse effect on Orange’s earnings or financial position.

Financial risks

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

At December 31, 2022, the gross value of goodwill recognized by Orange following acquisitions was 33.1 billion euros.

The carrying values of long-term assets, including goodwill, fixed assets and interests in associates and joint ventures, are sensitive to any change in the environment that is different from the assumptions used. Orange recognizes impairment on those assets if events or circumstances occur that entail material adverse changes of a lasting nature, affecting the economic environment or the assumptions or objectives adopted at the time of the acquisition.

Over the past five years, Orange has recognized material impairment of its investments in Romania, Spain, the Democratic Republic of Congo and Jordan. At December 31, 2022, the cumulative amount of goodwill impairment was 10 billion euros, excluding impairment of interests in associates and joint ventures which, in certain cases, include goodwill in their carrying value.

New events or unfavorable circumstances could prompt Orange to review the current value of its assets and to recognize further material impairment with an adverse effect on its earnings. Sensitivity analyses carried out at December 31, 2022 with respect to Romania in particular revealed additional impairment risks of up to 240 million euros.

In addition, in the event of a disposal or IPO, the value of certain subsidiaries may be affected by changes in the equity and bond markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Impairment losses and goodwill and Note 8.3 Impairment of fixed assets to the Consolidated Financial Statements included in Item 18.

Credit-rating risk

A change in Orange’s credit rating could increase the cost of debt and in some cases limit access to the financing it needs.

Orange’s credit rating from rating agencies is based partly on factors beyond its control, namely conditions affecting the telecommunication industry in general or conditions affecting certain countries or regions in which it operates. It may be changed at any time by the rating agencies, in particular as a result of changing economic conditions, a downturn in the Group’s earnings or performance, or changes to its shareholding structure. A prolonged multi-notch downgrade in Orange’s credit rating would have a material adverse effect on its financing terms.

2022 Form 20-F / ORANGE – 11

Liquidity risk

Orange’s earnings and outlook could be affected if conditions of access to capital markets were to become difficult.

Orange mainly finances itself through the bond markets. Very unfavorable changes in the macroeconomic environment could restrict Orange’s access to its usual sources of funds or significantly increase its financing costs due to an increase in market interest rates and/or the spreads applied to its borrowings.

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

See Note 14.3 Liquidity risk management to the Consolidated Financial Statements included in Item 18, which sets out the various sources of funding available to Orange, the maturity of its debt and changes in its credit rating, as well as Note 14.4 Financial ratios, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Interest rate risk

Orange’s business activities could be affected by the changes in interest rates.

In the normal course of business, Orange obtains most of its funding from capital markets (particularly the bond market) and makes little use of bank credit.

Since most of its current debt is at a fixed rate, Orange has limited exposure to a short-term rise in interest rates. The Group remains exposed to a sustained and continuous increase in interest rates for its future financing.

To limit exposure to interest rate fluctuations, Orange uses financial instruments (derivatives), but the Company cannot guarantee that transactions carried out with such financial instruments will completely limit its exposure, or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instruments strategy proves ineffective, its cash flows and earnings may be adversely affected.

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

Foreign exchange risk

Orange’s income and cash flows are exposed to foreign exchange fluctuations.

Currency markets can be volatile due to economic and geopolitical conditions.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the Moroccan dirham and the US dollar. Intra-period variations in the average exchange rate of a particular currency could materially affect revenues and expenses denominated in that currency, which could materially affect Orange’s results, such as for example the near 50% devaluation of the Egyptian pound in November 2016. In addition, Orange operates in other monetary zones, in particular in Africa and the Middle East. Depreciation of the currencies of the countries in this region would negatively affect the Group’s consolidated revenues and earnings.

When preparing the Consolidated Financial Statements, the assets and liabilities of foreign subsidiaries are translated into euros at the fiscal year closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of these subsidiaries.

The management of foreign exchange risk and an analysis of the sensitivity of the Group’s position to changes in exchange rates are set out in Note 14.2 Foreign exchange risk management to the Consolidated Financial Statements included in Item 18.

Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 14.2 Foreign exchange risk management to the Consolidated Financial Statements.

Orange notably makes use financial instruments (derivatives) to hedge its exposure to foreign exchange risk, but the Company cannot guarantee that the suitable hedging instruments will be available at reasonable prices. In the event that Orange may cannot use financial instruments to mitigate its exposure to exchange rate fluctuations or financial instrument strategy proves ineffective, Orange’s cash flows and earnings may be adversely affected.

See Note 13.8 Derivatives to the Consolidated Financial Statements included in Item 18.

2022 Form 20-F / ORANGE – 12

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

Moreover, Orange may in the future have difficulties using its 6 billion euro undrawn multi-currency revolving credit facility, which has a maturity date in 2027, if several of the banks with which the Company has agreements were to face liquidity problems or could no longer meet their obligations.

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

Non-financial risks

Orange is exposed, particularly as a result of cyber-attacks, to risks of disclosure or inappropriate modification of personal data, especially those of its customers.

Orange’s business activities require the transmission via its networks and the storage on its infrastructure of the personal data of its customers, employees or the general public.

Despite its infrastructure protection systems, Orange’s business activities expose it – in terms of infringement of human rights and fundamental freedoms – to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of such personal data, in particular when setting up new services or apps or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices). The occurrence of these risks could result in particular from (i) malicious acts (such as cyber-attacks) targeting personal data, (ii) negligence or errors committed within Orange or within the Group’s partners to whom certain operations are outsourced, or (iii) government requests that are not compliant with legal or regulatory requirements (see also the risk factor “The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of violating human rights and fundamental freedoms”).

Orange may be held liable in various countries, under personal data protection laws (such as the General Data Protection Regulation (EU) 2016/679 of April 27, 2016, GDPR), which strengthen the rights of individuals and increase the obligations of companies involved in data processing, such as telecommunication operators and financial services providers. If these risks were to materialize, the owners of the data disclosed or modified could suffer damage, and the Group could be held liable, compliance with its purpose could be called into question and its reputation could be materially affected.

Orange faces various internal and external risks relating to human health and safety.

Owing to the specific nature of Orange’s business as an operator and its geographical scope, international conflicts and a context where social tensions and industrial unrest are increasing expose Orange employees and subcontractors to risks to their safety while performing their professional activities.

In addition, in a context of more regular teleworking, Orange’s employees and its subcontractors are exposed to the risks associated with these new working conditions, which are sometimes sources of social isolation, which can also have direct or indirect repercussions on their health or even their safety.

2022 Form 20-F / ORANGE – 13

In addition, the Group’s transformation program, the rapid acceleration of the virtualization of interactions and the development of digital tools could generate psychosocial risks, potential sources of physical or psychological disability for individuals. Such risks could also slow the Group’s strategy roll-out and have a material impact on its reputation and operation.

Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

Every year, a significant number of employees leave the Group or, in France, benefit from end-of-career part-time work arrangements. This trend accelerated in 2022, particularly within the central functions of the various operational head offices, as part of the implementation of the new intergenerational agreement in December 2021 (see Section 1.3 Significant events on pages 13 et seq. of the 2022 Universal Registration Document filed as Exhibit 15.1 of this document).

At the same time, the need for new skills is growing, whether related to technological developments or the Group’s line of development specifically in terms of rare skills or occupations experiencing shortages in the job market. If Orange’s attractiveness as an employer or its training programs were to prove insufficient, this could reduce its ability to effectively pursue its activities and successfully implement its strategy; its earnings and outlook could be adversely affected by it, and some of the human risks described in the risk factor “Orange faces various internal and external risks relating to human health and safety” could increase.

In addition, without the necessary skills, the Group’s commitment to provide digital support to stakeholders could prove harder to keep.

The commitments made by Orange in terms of reducing its environmental impacts may not be met because they are largely based on its value chain and depend on the rapid development of new uses and technologies.

Orange has made a commitment to be Net Zero Carbon by 2040 and has set itself intermediate objectives to achieve this. The plan initiated by Orange should enable it to limit its environmental footprint and that of its value chain. The implementation of the principles of the circular economy, the many actions aimed at strengthening the control of its energy consumption, and the use of renewable energies or investments in carbon sinks fully contribute to this approach.

A predominant part of Orange’s environmental footprint is, however, linked to its value chain. As such, Orange’s efforts to achieve its commitment to be Net Zero Carbon in 2040 could be jeopardized both by the difficulties that its suppliers and subcontractors could encounter to reduce the footprint of the products and equipment supplied to Orange and by the sharp increase in digital traffic linked in particular to the development of uses.

If Orange’s environmental action plans, particularly during the period of technological transition on fixed and mobile networks, prove insufficient or require the mobilization of unavailable resources, the Group could fail to meet its commitment. This situation could have a significant negative effect on its image and could consequently lead to a loss of confidence among its stakeholders. This could lead, among other things, to a reduction in the number of customers, a loss of attractiveness as an employer, or an increase in the cost of financing. Should they materialize, these risks could, in addition, render Orange liable since these factors as a whole could affect the earnings and outlook of the Group. Beyond potential adverse effects on Orange, this could curb the development of the digital society.

Orange and some of its stakeholders are exposed to physical and transition risks related to climate change.

In addition to the impacts on Orange’s infrastructure (see above “Operational risks - Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change”), climate change could also worsen the health or economic situation of Orange’s customers and employees, and more generally of populations, potentially generating significant migration flows, particularly in the Africa & Middle East region on which part of the Group’s growth outlook depends.

Despite the climate change mitigation and adaptation measures implemented by Orange, if such events were to occur, Orange could find it more difficult to fulfill its purpose, particularly in terms of its commitment to digital inclusion.

In addition, climate change could have other material impacts on Orange’s business activities; for example, the availability and price of certain raw materials that are in the composition of the products sold or used by Orange as part of its telecommunication services (see Section above “Operational risks - A large part of Orange’s revenue is achieved in markets that are both highly competitive and regulated where pressure on price remains strong”); or changes in the regulations applicable to Orange (such as, for example, the introduction of a carbon tax or the ban on the sale of certain products (see Section above “Legal risks - Orange operates in highly regulated markets and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy”). These transition risks could have direct and indirect financial impacts for the telecommunication industry and specifically for Orange.

2022 Form 20-F / ORANGE – 14

Orange is exposed to risks of corruption or individual or collective behavior that is not in line with its business ethics.

As the Group’s activities and those of its suppliers, subcontractors and partners cover all regions of the world, Orange could, despite its efforts to continually improve its anti-corruption system in accordance with applicable laws, be exposed to or implicated in cases related to corrupt practices or influence peddling. Similarly, despite its fraud prevention and detection program, Orange could also be the victim of fraudulent behavior or behavior that does not comply with international conventions, its Code of Ethics or its supplier code of conduct. Such behavior may originate from persons or companies with which a direct or indirect link can be established, and may directly or indirectly target Orange, its customers, its business relationships or its employees.

In any event, the Group could be held liable, and Orange’s earnings, service quality and reputation could be adversely affected.

The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of violating human rights and fundamental freedoms.

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

If they were to materialize, these risks could have a material adverse impact on Orange, or the relevant suppliers and subcontractors, in terms of image and reputation, and could result in liability for the Group.

In addition, Orange could be forced to comply with injunctions from local authorities other than what is formally required by law and regulations in the sense of having to suspend the operation of certain networks for which Orange is responsible or intercept communications, or even disclose personal data to third parties. Orange may also be compelled by local authorities to suspend or intercept communications that are routed by it.

Such situations could tarnish Orange’s reputation and result in the infringement of the freedom of expression and respect for privacy of the populations of the offending countries.

Exposure to electromagnetic fields from telecommunication equipment could have harmful effects on health and the perception of such a risk could hinder the development of services. Excessive and inappropriate use of telecommunication services and equipment could also have harmful consequences on health.

The concerns raised in many countries regarding the possible human health risks of exposure to electromagnetic fields from telecommunication equipment have generally led public authorities to adopt binding regulations and health authorities to issue various precautions on usage.

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). The complementary scientific studies conducted to date on some of the spectrums used for 5G have come up with similar findings. However, Orange cannot prejudge the conclusions of future scientific research or future assessments by international organizations and scientific committees mandated to examine these issues. If an adverse health effect were to be scientifically established, it would have a material adverse effect on Orange’s business and brand image and on the Group’s earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

Any public perception of a risk to human health or biodiversity could lead to a reduction in the number of customers and their level of use, as well as an increase in litigation, particularly against the installation of mobile antennas. This could lead to difficulties in creating new sites, in a context where certain stakeholders question the usefulness of rolling out 5G networks. There could also be a tightening of regulations, resulting in reduced coverage, failure to meet Orange’s coverage commitments to the authorities, deteriorating quality of service and an increase in network roll-out costs.

The ubiquity of connected digital equipment may lead to inappropriate use due to overuse or exposure to inappropriate content and online harassment. Negative consequences on users could be both physical and psychological, particularly on young adults and children. If this ubiquity were perceived as a risk for the most vulnerable groups, it could undermine confidence in digital technology and act as a brake on innovation, and, for Orange, result in a decrease in the use of its services and a deterioration of its image.

In any event, the Group could be held liable, and Orange’s revenues, earnings, service quality and reputation could be adversely affected.

2022 Form 20-F / ORANGE – 15

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

2022 Form 20-F / ORANGE – 16

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

In the context of the Covid-19 pandemic, a governmental decree, as modified, has created, until December 31, 2023, a 10% threshold of the voting rights for the non-European investments in listed companies, in addition to the 25% abovementioned threshold. This 10% threshold is expected to be permanently integrated into the French Monetary and Financial Code.

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

Item 4	Information on Orange
4.A	HISTORY AND DEVELOPMENT OF ORANGE

The information required by this section is set forth as follows in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document:

−	the introduction to Section 1.1 Overview on page 4,
−	Section 7.1 Company identification on page 466,
−	Section 1.1.3 History on page 6,

2022 Form 20-F / ORANGE – 17

−	Section 3.1.2.5 Group capital expenditure on pages 99 et seq.,

and is incorporated in this section by reference.

For a discussion on significant divestitures, see also Note 3 Gains and losses on disposal and main changes in scope of consolidation to the Consolidated Financial Statements.

A discussion of the Company’s principal capital expenditures and divestitures for the year ended December 31, 2020 are included in Section 3.1.2.5 Group capital expenditure on pages 99 et seq. of the Universal Registration Document filed as Exhibit 15.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2022 and incorporated in Part I, Item 4.A (History and Development of Orange) thereof.

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

4.B	BUSINESS OVERVIEW

The information required by this section is set forth as follows in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document:

−	Section 1.3 Significant events on pages 13 et seq.,
−	Section 1.4 Operating activities on pages 18 et seq.,
−	Section 1.6.2 Intellectual Property and Licensing on page 37,
−	Section 1.7 Regulation of telecommunication activities on pages 38 et seq.,
−	Section 3.1.2.1 Group revenue on pages 93 et seq.,
−	Section 7.2.2 Glossary of technical terms on pages 468 et seq,

and is incorporated in this section by reference.

Seasonality

In general, Orange’s business operations are not affected by any major seasonal variations. However, the telephone traffic generated from fixed line telephony over the Northern Hemisphere during the summer months in the third quarter (ended September 30) is generally lower than in the other quarters.

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

The information required by this section is set forth as follows in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document:  Section 1.1 Overview on page 4 and the introduction of Section 3.1.3 Review by business segment on page 102, and is incorporated in this section by reference.

For a listing of significant subsidiaries, see Note 20 Main consolidated entities to the Consolidated Financial Statements.

4.D	PROPERTY, PLANTS AND EQUIPMENT

The information required by this section is set forth as follows in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document: Section 1.5 Orange’s networks, on pages 32 et seq., and Section 3.1.2.5 Group capital expenditure on pages 99 et seq., and is incorporated in this section by reference. For information on material tangible fixed assets, see Note 8.5 Property, plant and equipment to the Consolidated Financial Statements.

For certain environmental issues that may affect the Company’s utilization of assets, see Note 2.5.3 Consideration of climate change risks to the Consolidated Financial Statements.

2022 Form 20-F / ORANGE – 18

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

5.A	OPERATING RESULTS

This section sets forth:

−	an overview of the operating results of the Group, set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document, found in (i) the introduction to Section 3.1 Review of the Group’s financial position and results and Section 3.1.1 Overview, on pages 91 et seq., and (ii) Section 1.3 Significant events on pages 13 et seq. and incorporated in this section by reference;
−	a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2022 and 2021, set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Sections 3.1.2.1 Group revenue on pages 93 et seq., and 3.1.2.3 Group net income, 3.1.2.4 Group comprehensive income, 3.1.2.5 Group capital expenditure and 3.1.3 Review by business segment on pages 102 et seq.;
−	a comparative analysis of the Group operating income for 2022 and 2021, set forth below;
−	a comparative analysis of the Group operating results and a comparative analysis by business segment for the years ended December 31, 2021 and December 31, 2020, are included in Part I, Item 5.A (Analysis of Group operating income) of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2022.

In this Annual Report on Form 20-F, including in the foregoing sections that are included in Exhibit 15.1 and incorporated by reference in this section, Orange sets forth certain financial aggregates or indicators that are not defined under IFRS, in addition to the financial aggregates or indicators that are presented in accordance with IFRS. Accordingly, the information set forth in Section 3.1.5 Financial indicators not defined by IFRS (excluding Sections 3.1.5.2, 3.1.5.4, 3.1.5.5 and 3.1.5.7, which are explicitly excluded from this Annual Report on Form 20-F), on pages 124 et seq. of the 2022 Universal Registration Document is incorporated in this section by reference. The financial aggregates or indicators not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates or indicators that are defined under IFRS, and they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.

In addition, the information set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Section 7.2.1 Financial glossary, on pages 466 et seq., is incorporated by reference in this section.

See also Note 2 Description of business and basis of preparation of the consolidated financial statements to the Consolidated Financial Statements.

Analysis of Group operating income

	2022	2021	2021
(at December 31, in millions of euros)		data on a comparable basis	data on a historical basis
Operating income	4,801	122	2,521
Telecom activities	5,000	303	2,702
Mobile Financial Services	(200)	(182)	(182)

2022 Form 20-F / ORANGE – 19

This section discusses Group operating income by type of expense as presented in Note 1 to the Consolidated Financial Statements.

g 2022 vs. 2021

In 2022, Orange group operating income amounted to 4,801 million euros (of which 5,000 million euros from telecom activities and a loss of 200 million euros from Mobile Financial Services activities), up 2,280 million euros on a historical basis and 4,679 million euros on a comparable basis with respect to 2021.

On a historical basis, the increase of 90.4%, i.e. 2,280 million euros, in Group operating income between 2021 and 2022 includes:

−	the unfavorable impact of changes in the scope of consolidation and other changes of 2,481 million euros, mainly corresponding to the loss of exclusive control over:
−	Orange Concessions for 2,177 million euros, following the disposal of 50% of the capital and the application of equity accounting on November 3, 2021 (with, primarily, the gain of 2,124 million euros recognized in gains (losses) on disposal of fixed assets, investments and activities in 2021, see Note 3.2 to the Consolidated Financial Statements), and
−	Światłowód Inwestycje (FiberCo in Poland), through the disposal of 50% of the capital and the application of equity accounting on August 31, 2021 (with, primarily, the gain of 340 million euros recognized in gains (losses) on disposal of fixed assets, investments and activities in 2021, see Note 3.2 to the Consolidated Financial Statements);
−	the positive effect of foreign exchange fluctuations of 81 million euros, mainly resulting from the performance of the US dollar and the Guinean franc against the euro; and
−	the organic change on a comparable basis, i.e. an increase of 4,679 million euros in operating income.

On a comparable basis, the increase of 4,679 million euros in Group operating income between 2021 and 2022 was mainly due to:

−	the decrease of 77.9%, i.e. 2,885 million euros in the impairment of goodwill (see Note 7 to the Consolidated Financial Statements), essentially as a result of:
−	the counter-effect of the recognition in 2021 of goodwill impairment of 3,702 million euros for activities in Spain. At December 31, 2021, Spain’s business plan had been significantly revised downward compared with the one used at December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenues per user) and (ii) uncertainty surrounding the continuation of the Covid-19 health crisis (delay in the forecasts for economic recovery), and
−	the recognition in 2022 of goodwill impairment of 789 million euros for Romania. This impairment mainly reflects (i) a significant increase in the discount rate due to changes in the business market assumptions, (ii) increased competitive pressure, and (iii) the downward revision of the business plan compared with the one used at December 31, 2021, particularly in the next few years;
−	the decrease of 10.6%, i.e. 1,059 million euros, in labor expenses (see Section 7.2.1 Financial glossary and Note 6 to the Consolidated Financial Statements), mainly due to:
−	the decrease of 895 million euros in the expense recognized for the French part-time for seniors plans (relating to agreements for the employment of older workers in France) and related premiums, mainly due to (i) the counter-effect of the recognition in 2021 of an expense of 1,225 million euros for the renewal of the part-time for seniors plan under the inter-generational agreement for the period 2022–2024 (see Note 6.2 to the Consolidated Financial Statements), (ii) partially offset by the expense of 367 million euros recognized in 2022, largely because of how successful these plans have been with employees; and
−	the counter-effect of the recognition in 2021 of the expense related to the Together 2021 Employee Shareholding Plan of 172 million euros (see Note 6.3 to the Consolidated Financial Statements).
−	Other labor expenses were virtually stable between the two periods, with the decrease in the average number of employees (full-time equivalent) of entities in France offsetting in particular the effect of policies relating to employee wages in France and abroad. Between the two periods, the average number of employees (full-time equivalent, see Section 7.2.1 Financial glossary) decreased by 3.0%, i.e. by 3,980 full-time equivalent employees (mainly in France, Poland and Spain);
−	the decrease of 44.1%, i.e. 326 million euros, in other operating expenses (see Section 7.2.1 Financial glossary and Note 5.2 to the Consolidated Financial Statements). This decrease is mainly due to (i) developments in various disputes over the year, and (ii) lower allowances and losses on trade receivables – telecom activities (see Notes 4.3 and 5.2 to the Consolidated Financial Statements), especially in Europe (Romania, Spain);

2022 Form 20-F / ORANGE – 20

−	the increase of 0.6%, i.e. 276 million euros, in revenues;
−	the decrease of 5.9%, i.e. 267 million euros, in service fees and inter-operator costs (included in external purchases, see Section 7.2.1 Financial glossary), primarily as a result of (i) the general decrease in interconnection costs (particularly in France, Poland, Romania and Spain), linked on the one hand to the regulatory cuts in call termination rates in several countries (mainly in Europe and in France) and, on the other hand, to the general contraction in the legacy activities of fixed and mobile wholesale and enterprise services, (ii) partially offset by the increase in network expenses in France and in Europe, notably due to customer migration to third-party very high-speed broadband networks;
−	the decrease of 62.3%, i.e. 206 million euros, in restructuring costs, mainly due to the counter-effect of the recognition in 2021 of restructuring costs in Spain (employee departure plans and closure of points of sale, see Note 5.3 to the Consolidated Financial Statements);
−	the increase of 162 million euros in gains (losses) on disposal of fixed assets, investments and activities (see Note 3.1 to the Consolidated Financial Statements) mainly due to (i) the higher gain on disposal of fixed assets (see Note 8.1 to the Consolidated Financial Statements) in Africa & Middle East countries (principally in connection with the disposal of assets in the Democratic Republic of the Congo (DRC) and Côte d’Ivoire), as well as for Shared Services and Poland (under programs for the optimization of real estate assets), and (ii) the gain on disposal of 77 million euros related to the remeasurement at fair value of Deezer assets following the merger of Deezer with the special purpose acquisition vehicle, or SPAC, I2PO and the IPO of the new entity (see Section 1.3 Significant events and Note 3.2 to the Consolidated Financial Statements); and
−	additionally, (i) the decrease of 1.0%, i.e. 69 million euros of depreciation and amortization of fixed assets (see Note 8.2 to the Consolidated Financial Statements), mainly due to the effect of extending the depreciation period for the copper network in France, and (ii) the decrease of 3.1%, i.e. 60 million euros, in operating taxes and levies (see Section 7.2.1 Financial glossary and Note 10.1 to the Consolidated Financial Statements), mainly in Spain.

These positive changes are partially offset by:

−	the increase in external purchases (see Section 7.2.1 Financial glossary and Note 5.1 to the Consolidated Financial Statements), which reflects:
−	the increase of 9.1%, i.e. 259 million euros, in other external purchases (see Section 7.2.1 Financial Glossary), related to the resumption of travel and consulting and support missions (with the end of Covid-19 restrictions) and to higher vehicle energy costs (see Section 1.3 Significant events), and (ii) the increase in purchase for resale costs (growth of energy purchases in Poland, development of integration services and information technology for Enterprise services and roll-out of build-to-suit mobile sites in France);
−	the increase of 3.1%, i.e. 234 million euros, in commercial expenses, equipment costs and content rights (see Section 7.2.1 Financial glossary), mainly due to (i) the rise in commercial expenses and equipment costs for Enterprise services (resulting from the major NEO contract signed with the National Gendarmerie and National Police in France), as well as in Africa & Middle East countries (with the expansion of Orange Money and general business growth) and Europe (linked to strong equipment sales momentum), particularly in Poland, and (ii) to a lesser extent, higher content costs;
−	the increase of 2.7%, i.e. 96 million euros, in other network expenses and IT expenses (see Section 7.2.1 Financial glossary), largely due to (i) higher energy access costs for fixed and mobile networks, mainly in Europe, Africa & Middle East countries and for Totem (see Section 1.3 Significant events), and (ii) increased IT expenses for Enterprise services, (iii) partially offset by lower operating and maintenance expenses for the copper network in France;
−	partially offset by the decrease in service fees and inter-operator costs (see above); and
−	to a lesser extent, by the increase of 40 million euros in impairment of fixed assets (see Note 8.3 to the Consolidated Financial Statements), mainly due to the recognition, in 2022, of impairment of fixed assets of 56 million euros, mainly for Mobile Financial Services, due to the deterioration in the business plan (see Note 7 to the Consolidated Financial Statements).

g 2021 vs. 2020

The discussion of the Group’s operating and financial review and prospects for the years ended December 31, 2021 and December 31, 2020 is included in Part I, Item 5.A (Analysis of Group operating income) on page 18 et seq. of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2022.

2022 Form 20-F / ORANGE – 21

5.B	LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the Orange group:

i) a comparative analysis of liquidity and cash flows, with a presentation of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

which are set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document and incorporated in this section by reference as follows:

−	Section 3.1.4 Cash flow, financial debt and equity, on pages 119 et seq.,
−	Section 3.1.2.5.1 Capital expenditure, on pages 99 and 100,
−	Section 3.2.1 Recent events, on page 130,

as well as in Notes 13 Financial assets, liabilities and financial results (telecom activities), 14 Information on market risks and fair value of financial assets and liabilities (excluding Orange Bank) and 16 Unrecognized contractual obligations and commitments (excluding Orange Bank) to the consolidated financial statements.

Orange expects that its existing working capital and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. As at December 31, 2022, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2022.

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

For further information on the risks relating to Orange’s financial debt and to the financial markets and a history of the Company’s credit ratings, see item 3.D Risk factors – Financial risks.

The following table summarizes payments due under Orange’s significant contractual commitments as of December 31, 2022:

At December 31, 2022	Note to the	Contractual		Total	Less than	1-3 years	3-5 years	More than
(in millions of euros)	consolidated	obligations		payments	1 year			5 years
	financial	reflected in the		due
	statements	balance sheet
Gross financial debt after derivatives of telecom activities (incl. derivatives assets) (1)	14.3	35,563		35,838	5,852	5,549	4,537	19,900
Financial liabilities of Orange Bank (2)	17.2.6	2,948		2,948	2,682	266	—	—
Trade payables of telecom activities	14.3	11,551		11,551	10,071	409	576	495
Trade payables of Orange Bank	5.6	122		122	122	—	—	—
Future interests on financial liabilities	14.3			9,263	1,388	1,953	1,483	4,439
Total Financial liabilities		50,184	(3)	59,722	20,115	8,177	6,596	24,834
Lease liabilities	9.2	8,410		9,580	1,646	2,585	1,972	3,377
Employee Benefits	6.2	4,985		7,434	2,466	1,164	760	3,043
Provisions for dismantling	8.7	696		1,221	21	38	41	1,122
Restructuring provisions	5.3	162		162	119	43	—	—
Other liabilities	5.7	2,801		2,801	2,526	276	—	—
Operating taxes and levies payables	10.1.2	1,405		1,405	1,405	—	—	—
Current tax payables	10.2.3	538		538	538	—	—	—
Total other liabilities (4)		18,998		23,141	8,720	4,106	2,773	7,542
Lease commitments				148	45	49	27	26
Other operational and purchase obligations				11,426	4,468	2,982	1,299	2,676
Unrecognized operational contractual commitments	16.1 & 17.3			11,573	4,513	3,031	1,327	2,703
TOTAL				94,437	33,348	15,314	10,696	35,079

(1)	excluding equity components related to unmatured hedging instruments and loan from Orange Bank to Orange Group.
(2)	excluding unmatured derivatives liabilities and loan from Orange Group to Orange Bank.
(3)	of which long-term debt obligations amounting to 30 573 million of euros (including TDIRA, bonds and bank and lending institutions).
(4)	excluding deferred tax liabilities and deferred income.

2022 Form 20-F / ORANGE – 22

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Section 1.6 Research and innovation on pages 35 et seq., which is incorporated in this section by reference.

The discussion of the Group's research and development activities for the years ended December 31, 2021 and December 31, 2020 is included in Part I, Item 5.C of the Annual Report on page 21 of Form 20-F filed with the Securities and Exchange Commission on April 1, 2022.

5.D	TREND INFORMATION

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document as follows:

−	Section 3.2.1 Recent Events, on page 130,
−	Sections 1.2.2 Key changes in the telecoms services market and 1.2.3 The Orange group strategy, on pages 9 et seq.,

and is incorporated in this section by reference.

For a discussion on uncertainties that could have a material effect on the Group’s financial situation, see also Item 3.D Risk factors.

5.E	CRITICAL ACCOUNTING ESTIMATES

Not applicable.

Item 6	Directors, senior management and employees
6.A	DIRECTORS AND SENIOR MANAGEMENT

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in the introduction to Chapter 5 Corporate Governance and in Section 5.1 Composition of management and supervisory bodies on pages 390 et seq. and is incorporated in this section by reference.

6.BCOMPENSATION

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Section 5.4 Compensation and benefits paid to Directors, Corporate Officers and Senior Management on pages 418 et seq. and incorporated in this section by reference. For the definition of certain of the financial indicators used therein, see Note 1.9 Definition of operating segments and performance indicators to the Consolidated Financial Statements included in Item 18.

On November 28, 2022, the SEC adopted rules, pursuant to Section 10D-1 of the Exchange Act, requiring national securities exchanges and national securities associations, such as the NYSE, to amend their relevant listing standards no later than November 28, 2023 to require companies with listed securities to put in place a policy whereby listed companies will recover erroneously-awarded variable compensation from the Chief Executive Officer and certain other "executive officers" as defined in Rule 10D-1(d) under the Exchange Act. On February 22, 2023, the NYSE published a proposal to amend its listing rules, pending public comment and SEC approval. However, as of the date of publication of this Annual Report on Form 20-F, the NYSE listing standards have not yet been amended pursuant to Section 10D-1 of the Exchange Act.

In anticipation of the NYSE’s adoption of its final rules to amend its listing standards for recovery of erroneously awarded compensation, the Board of Directors has recommended that the shareholders include in the compensation policy for the Chief Executive Officer a clause requiring the recovery in full or in part of the components of the Chief Executive Officer's compensation that are wholly or partially contingent on the attainment of financial performance criteria based on financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes.  Orange has included this principle in the compensation policy of the Chief Executive Officer to be presented to its shareholders for approval at its Annual General Meeting to be held on May 23, 2023. If approved, it will enter into force no later than 60 days following the effective date of the final amended rules adopted by NYSE. The same policy shall apply to other executive officers, subject to compliance with applicable local laws and the amended rules adopted by NYSE, within the same timeframe.

2022 Form 20-F / ORANGE – 23

6.C	BOARD PRACTICES

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document as indicated below:

−	Section 5.1.1 Board of Directors, on pages 390 et seq.,
−	Section 5.1.3 Executive Committee, on pages 396 to 398,
−	Sections 5.2 Operation of the management and supervisory bodies, on pages 406 et seq. including a description of the Audit Committee and the Governance and Corporate Social and Environmental Responsibility Committee, which oversees the remuneration of directors and corporate officers, and 5.3 Reference to a Code of Corporate Governance, on page 382,
−	subsection Other benefits granted to Corporate Officers (Table 11 of the Afep-Medef Code) of Section 5.4.1.2 Amount of compensation paid or allocated to Corporate officers for 2022, on page 420 et seq and Section 5.4.1.3 Compensation policy for executive and non-executive Corporate Officers for 2023 on pages 428 et seq.

and incorporated in this section by reference.

6.D	EMPLOYEES

Employment

General changes in the number of Group employees

In 2022, the Orange group experienced several changes in terms of scope. The main changes occurred within the Orange Business Services division, with the acquisition of Exelus (14 permanent contracts) by the Enovacom subsidiary in France, and the integration of three Swiss companies – SCRT (66 permanent contracts), Telsys (36 permanent contracts) and Swiss Cyber SA (3 permanent contracts) – into the Orange Cyberdefense subsidiary internationally. Three companies left the Group during the year: NOWCP (-7 permanent contracts) and ID2S (-8 permanent contracts) in France in the Corporate Division, and Business & Decision CIS LLC Russia internationally (OBS division: -54 permanent contracts). The Group also underwent some internal changes, with the integration of Business & Decision France and Business & Decision Eolas Interactive France into Orange Business Services SA, and of TP Teltech into Orange Poland.

At the end of 2022, the Group had 136,430 active employees, of whom 133,856 were on permanent contracts and 2,574 on fixed-term contracts. The number of permanent contracts was down 2.2% (i.e. -3,018) on a comparable basis, with fixed-term contracts down 7% (i.e. -193). These trends vary depending on the different scopes.

They were driven mainly by France, where the Group had 74,905 employees (i.e. 54.8% of the Group’s workforce) at the end of December: 73,824 on permanent contracts and 1,081 on fixed-term contracts. The decline in the active workforce (-4.5%) was driven solely by permanent contracts, which fell by 3,553 (-4.6%), while fixed-term contracts increased by 2.2% (i.e. +23) over the period. The decrease was attributable to Orange SA (-3,953 permanent contracts, i.e. -6.0%), with the permanent contracts of the French subsidiaries increasing by 3.5% (+394).

At end-2022, 60,032 employees on permanent contracts worked outside of France; their numbers rose by a slight 0.7% (i.e. +442 permanent contracts) on a comparable basis. Despite overall stability in employment numbers at the international level, there were a number of regional or sectorial changes year-on-year:

−	growth in the permanent workforce (on a comparable basis) within:
−	OBS International (+748 permanent contracts, i.e. +4.8%), in emerging markets (Egypt, India, Morocco and Mauritius) within Equant, as well as in Orange Cyberdefense’s Scandinavian companies,
−	Orange Innovation (+195 permanent contracts, i.e. +10.2%), mainly in Morocco,
−	the Africa & Middle East division (+194 permanent contracts, i.e. +1.4%);
−	conversely, there was a decrease in the Europe division (-707 permanent contracts, i.e. -2.5% on a comparable basis), driven by the workforce reduction at Orange Poland (-582 permanent contracts, i.e. -5.7%).

2022 Form 20-F / ORANGE – 24

Number of employees – active employees at end of period	2022	2021	2021	2020
			(comparable basis)
Orange SA	62,765	66,599	66,475	71,297
French subsidiaries	12,140	11,836	11,862	11,125
Total France (1)	74,905	78,435	78,337	82,422
International subsidiaries (1)	61,525	61,263	61,303	59,728
Group total	136,430	139,698	139,640	142,150

(1)	Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

In terms of average full-time equivalent employees (FTEs) (monthly average over the year), the Group’s internal workforce included 130,307 FTEs at the end of 2022. This represents a decrease of 3,980 FTEs (-3.0%) on a comparable basis, a trend mainly driven by France (Orange SA).

At the end of 2022, the Group had 2,574 employees on fixed-term contracts, nearly 58% of whom were outside France. Between 2022 and 2021 on a comparable basis, this headcount was down by 7% (i.e. -193 employees with fixed-term contracts), a trend driven by countries outside France (-221 employees, i.e. -12.9%).

Employees by contract type	2022	2021	2021	2020
			(comparabley basis)
Permanent contracts	133,856	136,928	136,874	139,269
Fixed-term contracts	2,574	2,770	2,767	2,881
Group total	136,430	139,698	139,640	142,150

This additional workforce, which represented 1.9% of the workforce at the end of 2022 (-0.1 point compared with 2021), is marginal. At the end of 2022, 44% of employees on fixed-term contracts were working in customer-facing activities (primarily sales and services for B2C customers). The innovation and technology businesses (information systems and networks) are their second business segment (26%).

Employees by type of activity	2022	2021	2020
Support	19.9%	19.7%	19.5%
Customer	31.8%	31.8%	32.8%
Support functions	11.0%	11.1%	11.1%
Innovation and technology	35.4%	35.0%	33.3%
Other	1.9%	2.4%	3.3%
Group total (1)	100.0%	100.0%	100.0%

(1)	the Group reporting scope comprises all entities consolidated in the Group’s financial statements.

New business guidelines were implemented in France in 2019, and internationally in 2020. These new guidelines include a business category named “Support.” It includes the management, project management and process management businesses. The “Innovation and Technology” category includes, inter alia, businesses relating to network roll-out and operation.

Employees by geographical region (1)	2022	2021	2020
France	54.8%	56.0%	57.9%
Spain	4.0%	4.1%	4.3%
Poland	7.2%	7.5%	8.0%
other European countries	12.5%	12.2%	9.6%
Africa	14.9%	13.8%	13.3%
Asia-Pacific	4.8%	4.6%	4.5%
North and South America	1.8%	1.8%	2.4%
Group total (2)	100.0%	100.0%	100.0%

(1)the Group reporting scope comprises all entities consolidated in the Group’s financial statements.

External workforce in France

Temporary staffing

Temporary labor is mainly used to cope with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

It is presented in full-time equivalents (FTEs) and as a monthly average over the year. In 2022, as in the previous year, it mainly concerned the sales and marketing area and especially sales activities to B2C customers (65%), and to a lesser extent enterprise sales and services. Less significant in network activities, the use of temporary labor represents a small volume in information systems activities. Temporary staffing saw an increase of 25.2% compared to 2021, which was a return to pre-public health crisis levels. This increase was driven mainly by B2C Customer Relations.

The Group recommends using temporary employees rather than employees on fixed-term contracts for assignments of less than two months. External labor represented 0.8% of the Group’s total workforce in France in 2022.

2022 Form 20-F / ORANGE – 25

Temporary employees – Group France (1)	2022 (3)	2021	2020
Amount of payments made to external companies for employee placement (in millions of euros)	37.8	30.1	25.2
Monthly average number of temporary workers (2)	791	632	542

(1)	Scope of financial consolidation excludes companies with employees in France whose revenues are consolidated under the “international” scope.
(2)	Calculation of temporary employee expenses recorded in the Group France results.

(3)The 2022 figures are provisional.

Subcontracting

The use of employees belonging to external companies takes the form of service contracts. In France, they are mainly used in the field of networks, in the areas of technical intervention (on the networks and on the customer’s premises), research, engineering and architecture, as well as in B2B and B2C Customer Relations and customer service. They are also used in the field of information systems on design, development and integration activities.

The use of subcontracting concerned 29,065 full-time equivalent employees (monthly average over the year) at end-December 2022, compared with 32,221 FTEs in 2021, a decrease of 9.8% (-3,157 FTEs). This external labor represented 29.2% of the total Group workforce in France (Orange SA and Group subsidiaries operating in France). The reduction recorded mainly relates to the construction of the very high-speed broadband network, with certain regions seeing the completion of their roll-out program in 2022.

Subcontracting – Group France (1)	2022	2021	2020
Amount of subcontracting (in millions of euros)	2,008.4	3,030.5	2,820.9
Full-time equivalent workforce (monthly average) (2)	29,065	32,221	35,721

(1)Scope of financial consolidation: excludes companies with employees in France whose revenues are consolidated under the “international” scope.
(2)Calculation based on the subcontracting expenses recorded in the statutory financial statements of the companies in the Group France scope.

Social dialog

Organization of social dialog

Worldwide

Orange’s Worldwide Works Council (Comité Groupe Monde – CGM) was created in 2010 to provide a common platform for social dialog at the Group level. It comprises 32 members representing 23 countries across the world, each with more than 400 employees. The Worldwide Works Council met once in 2022. It should be noted that the meeting was held face-to-face, after two years of meetings taking place remotely due to the Covid-19 pandemic and related travel restrictions. The Worldwide Works Council addresses economic, financial and employee-related matters of a global or transnational nature, such as the Group’s general business and its probable developments, its financial position, its Corporate Social Responsibility, and its industrial, commercial and innovation strategy.

The employee representatives are either trade union representatives appointed by their trade union to sit on the committee, representatives appointed by elected forums of employees, or employee representatives appointed by a democratic process according to locally defined rules.

In Europe

Orange’s European Works Council comprises 24 employee representatives from 18 countries. It met nine times in 2022. The large number of meetings was due to the increase in the number of projects falling within the scope of the Committee. The matters presented relate to the company’s economic and financial position, employment trends, and changes in the activities and structure of the Group. These include, for example, the project to combine the activities of Orange and MásMóvil in Spain, the acquisition of companies operating in the field of cybersecurity by Orange Cyberdéfense Holding, the development of the European network – with the European Network Optimization project relating to the monitoring and maintenance of core mobile networks in seven European countries: Belgium, Spain, Luxembourg, Moldova, Poland, Romania, Slovakia – and the planned evolution of OBS International.

In France

In 2022, the Corporate Social and Economic Committee (CSEC) of UES Orange met 25 times, mainly for recurring information-consultation meetings (strategy, the company’s economic and financial position, social policy, employment and working conditions), for discussions on health and safety, and for ad hoc information-consultation meetings, mainly concerning changes in the activities and structure of the Group (e.g., change in the Finance and Performance organizational model, shift from the retail store model to retail branches, creation of a 50/50 joint venture between Orange and MásMóvil with the aim of combining their activities in Spain).

The French Works Council is the collective body covering all the Group subsidiaries in France. It met five times during the 2022 fiscal year, dealing with information relating to the Group’s financial position, business and employment trends.

2022 Form 20-F / ORANGE – 26

Collective bargaining outcomes in France

In 2022, labor negotiations in France focused on the following themes:

−	employee profit-sharing in the Company’s results;
−	employee savings plans within the Orange group in France;
−	the health insurance system set up within the Orange group in France; and
−	internal mobility at the initiative of employees within the Orange group in France.
6.E	SHARE OWNERSHIP

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in:

−	Section 5.1.4.2 Information on Company shares held by Directors and Officers, on page 404,
−	Section 5.1.4.4 Shares and stock options held by members of the Executive Committee, on page 405,
−	subsections Stock options granted during the fiscal year to each Corporate Officer (Table No 4 of the Afep-Medef Code) to History of performance share grants (Table No 9 of the Afep-Medef Code) of Section 5.4.1.2 Amount of compensation paid or allocated to Corporate Officers for 2022, on pages 420 to 427,
−	Section 5.4.3 Compensation of members of the Executive Committee, on page 433,
−	Section 6.2 Major shareholders, on page 437 and 438, for information regarding the percentage of the Company’s Shares held by BPI Participations,

and incorporated in this section by reference.

In addition, the Board of Directors approved several free share award plans (Long Term Incentive Plans or LTIP) reserved for Corporate Officers and Senior Management. See note 6.3 Share-based compensation to the Consolidated Financial Statements.

6.F DISCLOSURE OF ACTIONS TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

Item 7	Major shareholders and related party transactions
7.A	MAJOR SHAREHOLDERS

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Section 6.2 Major shareholders, on pages 437 and 438 and incorporated this section by reference.

Securities held and number of record holders in the United States

As of March 15, 2023, there were 54,610,580 ADRs of Orange outstanding and 225 holders of record were registered with Bank of New York Mellon, depositary for the ADS program.

As of March 22, 2022, 559 United States residents were owners of Orange’s Shares in fully registered form (au nominatif pur). Those U.S. residents held 119,698 Orange Shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report conducted by a specialized information provider, Orange estimates that corporate and institutional investors in the U.S. held a total of approximately 18.96% of its share capital as at December 31, 2022.

2022 Form 20-F / ORANGE – 27

7.B	RELATED PARTY TRANSACTIONS

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

Except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was entered into in 2022, directly or indirectly, between a Director or Corporate Officer or a shareholder holding more than 10% of Orange SA’s voting rights or close family members thereof, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

Regarding agreements made in previous years, the two amendments to ongoing agreements with Novalis executed on January 11, 2010, which extend to Corporate Officers and concern Orange group’s policies covering (i) healthcare cost and (ii) death, incapacity and invalidity remained in force during 2022. However, they are no longer considered Related Party Transactions pursuant to French Law, since they relate to remuneration issues that are submitted separately to the approval of the shareholders within the say-on-pay shareholder resolutions. Other agreements made in previous years have now lapsed.

See also Note 12 Related party transactions and Note 6.4 Executive compensation to the Consolidated Financial Statements.

7.C	INTERESTS OF EXPERTS AND COUNSELS

Not applicable.

Item 8	Financial information
8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The other information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Sections 3.2.1 Recent events and 6.3 Dividend distribution policy, respectively on pages 130 and 438 and incorporated this section by reference.

8.B	SIGNIFICANT CHANGES

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Section 3.2.1 Recent events, on page 130, and is incorporated in this section by reference.

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

2022 Form 20-F / ORANGE – 28

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

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

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

Item 10	Additional information
10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM OF ASSOCIATION AND BYLAWS

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document under:

−	subsection Corporate scope of Section 7.1 Company identification on page 466,
−	subsection Restrictions regarding the disposal of Shares by Directors and Officers of Section 5.1.4.2 Information on Company shares held by Directors and Officers, on page 404,
−	Section 5.2.1.2 Independent Directors on pages 406 and 407, section 5.2.1.5 Chairman of the Board of Directors, on page 408 and 409, and section 5.2.1.8 Board and committee activities during the fiscal year, on pages 410 et seq.,
−	Section 6.1.3 Authorizations to carry out capital increases, on page 436, section 6.3 Dividend distribution policy, on page 438, section 6.2.1.2 Information on shareholders’ agreements, on page 437, and Section 6.4.1 Rights, preferences and restrictions attached to shares, on page 439,
−	Section 6.4.2 Actions necessary to modify shareholders’ rights, on page 439,
−	Section 6.4.3 Rules for participation in and notice of Shareholders’ Meetings, on pages 439 and 440,
−	Section 6.4.4 Declarations of threshold crossing, on page 440,
−	Section 5.2.1.1 Legal and statutory rules relating to the composition of the Board of Directors on page 406 and section 6.2 Major shareholders on pages 437 and 438,

and incorporated in this section by reference.

2022 Form 20-F / ORANGE – 29

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

As an exception, a prior authorization may be required in case of investments by certain persons in certain sensitive economic areas, such as defense and public health, and, activities touching upon public order and public security contained in an expanded list of such sensitive areas, and which includes the integrity, security and continuity of operations of electronic communications networks and services. In addition, pursuant to the provisions of the French Monetary and Financial Code (CMF), any investment by any non-French citizen, any French citizen not residing in France, any non-French entity or any French entity controlled such persons or entities that will result in the relevant investor (a) acquiring control of an entity registered in France, (b) acquiring all or part of a business line of an entity registered in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France, in each case, conducting activities in certain strategic industries (such as Orange), including (a) activities likely to prejudice national defense interests, participating in the exercise of official authority or likely to prejudice public order and public security (including activities related to weapons, dual-use goods and technologies, IT systems, cryptology, data capturing devices, gambling, toxic agents or data storage), (b) activities relating to essential infrastructure, goods or services (including energy, water, transportation, space, telecom, public health, farm products or media), (c) research and development activities related to critical technologies (including cybersecurity, artificial intelligence, robotics, additive manufacturing, semiconductors, quantum technologies, energy storage or biotechnology) or dual-use goods and technologies (Articles R. 151-1 et seq. of the French Monetary and Financial Code), is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings. In the context of the ongoing Covid-19 pandemic, a decree, as modified added a new 10% threshold for companies incorporated in France and listed on a regulated market (such as Orange), in addition to the abovementioned 25% threshold, in force through December 31, 2023 (Decree number 2022-1622 of 23 December 2022 relating to the temporary lowering of the threshold for control of foreign investments in French companies whose shares are admitted to trading on a regulated market).

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

The foregoing is a general description of certain regulations only, and are in addition to the various French legal and regulatory requirements (as well as provisions under our bylaws – see above reference to Section 6.4.1 Rights, preferences and restrictions attached to shares, on page 439) regarding disclosure of shareholdings and other matters which are applicable to all shareholders.

Enforceability of Civil Liabilities

Orange SA is a limited liability company (société anonyme) organized under the laws of France, and most of its officers and directors reside outside the United States. In addition, a substantial portion of its assets is located in France.

2022 Form 20-F / ORANGE – 30

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

See Notes 3.2 Main changes in the scope of consolidation and 14.3 Liquidity Risk Management to the Consolidated Financial Statements included in Item 18.

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

2022 Form 20-F / ORANGE – 31

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

2022 Form 20-F / ORANGE – 32

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2022, has been published in the official guidelines of the French tax authorities on December 21, 2022 (BOI-ANNX-000467-21/12/2022), and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2022. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

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

If you are a resident of the United States who is eligible for the benefits of the U.S. France Treaty (in particular, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision) and either you hold the Shares or the ADSs directly or hold them through a partnership which is fiscally transparent under U.S. law and is formed or organized in France, or in the United States of America or in a state that has concluded with France an agreement containing a provision for the exchange of information with a view to the prevention of tax evasion, to the extent that the dividend is treated for purposes of the U.S. taxation as your income, French dividend withholding tax is reduced to 15% provided your ownership of the Shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France. A U.S. partnership generally can claim benefits under the U.S. France Treaty only to the extent its income is taxable in the United States as the income of a resident, either in the hands of such partnership or in the hands of its partners. Although not expressly stated in their current guidelines, the French tax authorities conceded that the benefits of the U.S. France Treaty may still be claimed if one or several members of the U.S. partnership are themselves U.S. partnerships to the extent of the income taxable in the United States as the income of a resident in the hands of the ultimate partner or partners. Certain other requirements must be satisfied. In particular, you will have to comply with the formalities set out in Item 10.E.3 “Procedure for Reduced Withholding Rate”. If you fail to comply with such formalities before the date of payment of the dividend, Orange or the authorized intermediary shall deduct French withholding tax at the rate of 15%, 12.8%, 25% or 75% as applicable. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

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

2022 Form 20-F / ORANGE – 33

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

2022 Form 20-F / ORANGE – 34

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

2022 Form 20-F / ORANGE – 35

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

Section 13(r) of the Exchange Securities Act requires an issuer to disclose in its annual or quarterly reports, as applicable, certain activities, including certain transactions or dealings relating to the “Government of Iran” as defined under § 560.304 of the Iranian Transactions and Sanctions Regulations (31 C.F.R. Part 560) and certain persons that are the subject of U.S. sanctions. Disclosure may be required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law and regardless of whether the activities are sanctionable under U.S. law.

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in the year ended December 31, 2022. Orange maintains roaming agreements and interconnection agreements with certain Iranian telecommunications companies. Orange also maintains a connectivity agreement with the Telecommunications Infrastructure Company (TIC). Separately, Orange’s Enterprise operating segment provides (through indirect, wholly-owned subsidiaries of Orange) telecommunications services to certain international public organizations and multinationals in Iran. In 2022, these telecommunication services represented gross revenues of approximately 4 million euros and a net profit of approximately 0.36 million euros.

2022 Form 20-F / ORANGE – 36

In addition, Orange provides standard commercial telecommunications services to certain Iranian companies present in France and the branches of several Iranian banks in France. In 2022, these telecommunication services represented gross revenues of approximately 40,000 euros and a net profit of approximately 8,000 euros.

Orange intends to continue carrying out these activities.

Item 11	Quantitative and qualitative disclosures about market risk

See Note 14 Information on market risk and fair value of financial assets and liabilities (telecom activities) to the Consolidated Financial Statements. The Group uses hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

Item 12	Description of securities other than equity securities
12.A	DEBT SECURITIES

Not applicable.

12.B	WARRANTS AND RIGHTS

Not applicable.

2022 Form 20-F / ORANGE – 37

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

2022 Form 20-F / ORANGE – 38

During the fiscal year ended December 31, 2022, payments of 2.9 million U.S. dollars were made to Orange in relation thereto.

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

Since 2003, Orange has had a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Deputy Chief Executive Officer Finance, Performance and Development, reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

2022 Form 20-F / ORANGE – 39

Orange’s Chief Executive Officer and Deputy Chief Executive Officer Finance, Performance and Development (in his capacity as Chief Financial Officer), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Deputy Chief Executive Officer Finance, Performance and Development (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG S.A. and Deloitte & Associés, independent registered public accounting firms, as stated in their report which is included herein.

15.C	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Orange S.A.,

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated March 3, 2023, expressed an unqualified opinion on those consolidated financial statements.

2022 Form 20-F / ORANGE – 40

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

Paris-La Défense, France March 3, 2023

/s/ KPMG S.A. Represented by Jacques Yves PIERRE	/s/ Deloitte & Associés

15.D	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

Item 16	[Reserved]
Item 16A	Audit committee financial expert

Jean-Michel Severino is the Audit Committee's financial expert as defined in Item 16A(b) and (c) of the SEC General Instructions on Form 20-F. Jean-Michel Severino is “independent” as defined by Rule 10A-3(b)(1)(ii) of the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees). Mr. Severino's term as director will expire at the next Annual General Meeting of shareholders in May 2023. After that meeting, the Board of Directors will meet to designate new committee members and the financial expert for the Audit Committee will be designated thereafter.

2022 Form 20-F / ORANGE – 41

Item 16B	Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Deputy Chief Executive Officer Finance, Performance and Development (in his capacity as Chief Financial Officer), the principal accounting officer and the persons performing similar functions. A copy of Orange’s Code of Ethics is filed as Exhibit 11 to this document and is publicly accessible free of charge on Orange's website at www.orange.com.

Item 16C	Principal accountant fees and services

Information about fees billed to Orange by our current statutory auditors KPMG SA, Paris La Défense, France (PCAOB ID No. 1253) and Deloitte & Associés, Paris La Défense, France (PCAOB ID No. 1756) and our former statutory auditor Ernst & Young Audit, Paris La Défense, France (PCAOB ID No. 1692) is presented in Note 22 Auditor’s fees to the Consolidated Financial Statements.

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides pre-approval in principles for certain types of services notably through the use of an annual budget approved by the Audit Committee and special pre-approval of other services by the Audit Committee on a case-by-case basis. The Audit Committee reviews at interim and annual closing the services provided by the statutory auditors.

Item 16D	Exemptions from listing standards for audit committees

Orange’s Audit Committee consists of five directors including three directors who meet the independence requirements under Rule 10A-3 of the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Céline Fornaro who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Sébastien Crozier who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

Item 16E	Purchase of equity securities by the issuer and affiliated purchasers

The information required by this section is set forth in the 2022 Universal Registration Document filed as Exhibit 15.1 of this document in Section 6.1.4 Treasury shares – Share Buyback program, on pages 436 and 437, and is incorporated this section by reference.

The table below presents additional information on the purchases of treasury Shares in 2022:

Settlement month	Total number of Shares purchased (1)	Weighted average gross price per Share (€)	Total number of Shares purchased as part of publicly announced programs	Maximum number of Shares that may yet be purchased under the programs (2)
January 2022	1,449,977	9.7585	1,449,977	226,870,023
February 2022	2,291,915	10.6440	2,291,915	224,578,108
March 2022	2,345,677	10.5479	2,345,677	222,232,431
April 2022	2,091,939	10.9145	2,091,939	220,140,492
May 2022	3,232,542	11.5804	3,232,542	262,773,118
June 2022	2,189,588	11.2325	2,189,588	260,583,530
July 2022	1,446,919	10.7297	1,446,919	259,136,611
August 2022	1,468,774	10.1510	1,468,774	257,667,837
September 2022	844,004	10.0811	844,004	256,823,833
October 2022	430,500	9.3186	430,500	256,393,333
November 2022	1,493,467	9.7998	1,493,467	254,899,866
December 2022	1,458,717	9.5201	1,458,717	253,441,149
Total	20,744,019		20,744,019

(1)	Until May 19, 2022, under the 2021 Share buyback program approved by the Annual Shareholders' Meeting of May 18, 2021 for up to 10% of Orange’s share capital; from May 20, 2022, under the 2022 Share buyback program approved by the Annual Shareholders' Meeting of May 19, 2022 for up to 10% of Orange’s share capital for a period of 18 months.
(2)	At month end.

2022 Form 20-F / ORANGE – 42

Item 16F	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G	Corporate governance

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

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in Section 5.2.1.2 Independent Directors on pages 406 and 407 of the 2022 Universal Registration Document, filed as Exhibit 15.1 of this document and is incorporated this section by reference.

Executive Sessions/ Communications with the Presiding Director or Non-Management Directors

French law does not require non-management directors to meet regularly without management. However, in accordance with the recommendation of the Report, the newly appointed Chairman of the Board supported a modification of the Board's Internal Guidelines in 2022 resulting in the introduction of a new requirement that meetings reserved to non-management directors be organized regularly. French law does not mandate (and Orange does not provide for) a method for interested parties to communicate with the presiding director or non-management directors.

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

In addition, in accordance with law, the Governance and Corporate Environmental and Social Responsibility Committee is not vested with the same scope of authority and responsibilities as that available to U.S. domestic companies.  Under French law, the committees of our Board of Directors are advisory only; our Board of Directors is, pursuant to French law, the only competent body to take decisions, albeit taking into account the recommendations of the relevant committees.

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

French corporate law provides that the Board of Directors must vote to approve a broadly defined range of related-party transactions (conventions règlementées) between the Company on the one hand and its directors and officers on the other hand, which are then presented to shareholders for approval at the next annual meeting. This legal safeguard operates in place of certain provisions of the NYSE rules.

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

2022 Form 20-F / ORANGE – 43

NYSE Standards	Corporate Governance Practices of Orange
These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.
Code of Ethics	Orange has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.
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

Item 16H	Mine Safety Disclosure

Not applicable.

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

2022 Form 20-F / ORANGE – 44

PART III

ITEM 17	Financial statements

Not applicable.

ITEM 18	Financial statements

The information required in this item is included in pages F-1 to F-137 attached hereto.

ITEM 19	List of exhibits

1.	Bylaws (statuts) of Orange, as amended on May 19, 2022.
2.(a)*	Form of Amended and Restated Deposit Agreement among the Depositary, owners and holders of American Depositary Shares.
2.(c)**	Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.
8.	List of Orange’s subsidiaries: see Note 20 Main consolidated entities to the Consolidated Financial Statements at page F-134.
11.	Code of Ethics of Orange
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Deputy Chief Executive Officer acting in his capacity as Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Deputy Chief Executive Officer acting in his capacity as Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Excerpt of the pages and sections of the 2022 Universal Registration Document that form a part of this document and are incorporated by reference in certain sections of this document as specified.
15.2	Consent of Ernst & Young Audit and KPMG S.A. as auditors of Orange with respect to the financial year ended December 31, 2020
15.3	Consent of KPMG S.A. as auditor of Orange with respect to the financial years ended December 31, 2021 and 2022
15.4	Consent of Deloitte as auditor of Orange with respect to the financial years ended December 31, 2021 and 2022
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

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

2022 Form 20-F / ORANGE – 45

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Ramon Fernandez

Name:  Ramon Fernandez

Title:     Deputy Chief Executive Officer, Finance, Performance and Development

Issy-les-Moulineaux, France

March 30, 2023

2022 Form 20-F / ORANGE – 46

F-1

The accompanying notes form an integral part of the consolidated financial statements. The accounting policies are set out in the shaded areas of each note.

Report of independent registered public accounting firms

To the Shareholders and the Board of Directors of Orange S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and in conformity with IFRS as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2020 consolidated financial statements to retrospectively apply the change in accounting with respect to the IFRS IC agenda decision concerning IAS 19 “Employee Benefits” described in Note 21. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 3, 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Evaluation of goodwill impairment for certain cash generating units

Description of the matter

As discussed in Note 7 to the consolidated financial statements, the Group has goodwill for a net value of € 23,113 million as of December 31, 2022. The Group performs impairment analyses with respect to its goodwill at least annually and more frequently when there is an indication of impairment. These tests are performed at the level of each cash generating unit (CGU) or group of CGUs, which generally correspond to the operating segment, or to each country in the Africa and Middle East region and Europe. An impairment loss is recognized if the recoverable amount of the assets and liabilities of the CGU is lower than the carrying value. The recoverable amount is determined mostly based upon retaining the value in use. The estimate of value in use is the present value of future expected cash flows.

The assessment of the value in use requires certain management estimates and judgments as described in Notes 2.5.2 and 7 to the consolidated financial statements, including the assessment of the competitive, political, economic and financial environment of the countries where the Group operates, the ability to achieve the operating cash flows from the business plans, the level of investments to be made and the discount rates and perpetuity growth rates used in the calculation of recoverable amounts. As discussed in Note 7.3 to the consolidated financial statements, in 2022, new business plans were prepared by management following the Group's update, during the second half of the year, of its strategic plan for the period 2023-2025.

The determination of the recoverable amounts of the Belgium, Enterprise, Spain and Romania CGUs is more sensitive, as is the margin between recoverable amount and carrying value tested, to the following management assumptions:

−	future expected cash flows used for the business plans. Specifically, the revenue growth rates, the EBITDAaL margin rates and the level of investments
−	discount rates and perpetuity growth rates applied to future expected cash flows.

We identified the evaluation of the goodwill impairment analyses for those CGUs as a critical audit matter due to the especially subjective auditor judgments necessary to audit these management assumptions.

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process for the above-mentioned CGUs, including controls related to the determination of the recoverable amount of the CGUs or groups of CGUs, and the development of the expected cash flows, discount rate and perpetuity growth rate assumptions.

To assess the Group’s ability to forecast cash flows used to determine the recoverable amounts of these CGUs,  with the assistance of our valuation professionals, we compared the Group’s previous forecasts to actual results. We also compared business plans used in 2022 impairment tests with previous forecasts. We inquired of financial and operational management of the Group to gain an understanding of the significant assumptions used in the business plans. We assessed the reasonableness of the revenue growth rates, the EBITDAaL margin rates and the investments underlying the forecasted cash flows, by comparing them against the Group’s peer companies’ analyst reports and market research reports. We compared the data included in the models used by the Group in the determination of recoverable amounts to the business plans submitted to the Board of Directors.

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the methodologies used to determine the discount and perpetuity growth rates used in the valuations and by comparing those rates against rate ranges that were independently developed using publicly available market data for comparable entities. We assessed the consistency of the discount rate assumptions, based on the weighted average cost of capital per CGU, and the reasonableness of the risk-free rates and risk premiums used by management by comparing them to underlying market data. In addition, we tested the sensitivity analyses carried out by the Group and performed our own sensitivity analyses over forecasted cash flows and the discount and perpetuity growth rates to assess (1) the impact of changes in those assumptions on the impairment analyses and (2) the adequacy of the information on sensitivity disclosed in Note 7.4 to the consolidated financial statements.

Evaluation of provisions related to the main legal disputes and tax audits in France

Description of the matter

As discussed in Notes 5.2, 5.7, 10.3 and 18 to the consolidated financial statements, the Group is involved in a number of legal proceedings and administrative actions, relating to competition, regulatory and commercial matters in the telecom industry, as well as tax audits, notably with respect to value added tax and operating taxes and levies.

The Group recognizes provisions when it has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis.

As discussed in Note 18 to the consolidated financial statements, the Group recognized provisions for risk in respect of its disputes (excluding those presented in Notes 6.2 and 10.3 concerning disputes with social security and tax administrations) for € 387 million as of December 31, 2022. The provisions are primarily related to legal disputes in which the Group is involved in France, of which the most significant disputes are presented individually in Note 18 to the consolidated financial statements under the paragraph headings Mobile Services, Fixed Services and Other proceedings in France (“main legal disputes”).

As discussed in Note 10.3 to the consolidated financial statements, Orange SA is subject to tax audits in France for the years 2017-2018 and 2019-2020 (tax audits), for which the tax adjustments notified to date total approximately € 520 million, including default penalties and interest. Note 10.3 further indicates that the Group makes a best estimate of the risks related to these adjustments, the effects of which are not significant, as assessed by the Group's management.

We identified the evaluation of the provisions relating to the main legal disputes and tax audits in France as a critical audit matter. Evaluating this matter required a higher degree of auditor judgment due to the nature of the estimates and assumptions, including judgments about future events and outcomes of the matters considering the inherent uncertainties as to how they may be resolved.

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process to identify financial risks, and, where appropriate, recognize provisions and prepare the related financial statement disclosures, including on risk exposure. This included controls related to the evaluation of provisions based on information provided by the legal, and tax departments and the Group’s external legal counsel. We inquired of the Group’s legal and tax departments and the Secretary General of the Group and analyzed available information, including the minutes of court hearings, to evaluate the assumptions used for determining the provisions for the main legal disputes and tax audits. We analyzed the responses received from the Group’s external counsel setting forth their views relating to these disputes, including their likely financial consequences. We assessed whether relevant events were considered in the recognition of the provisions, as well as in the financial statement disclosures. We compared historical provision estimates to actual settlements. We involved tax professionals with specialized skills and knowledge who assisted in evaluating management's assessment of the risk related to the tax audits in France. In addition, we assessed the adequacy of the information disclosed in the consolidated financial statements related to the main legal disputes and tax audits in France.

Paris-La Défense, France

March 3, 2023

/s/ KPMG S.A. Represented by Jacques Yves PIERRE We have served as the Group‘s auditor since 2015	/s/ Deloitte & Associés We have served as the Group‘s auditor since 2021

Report of independent registered public accounting firms

To the Shareholders and Board of Directors of Orange S.A.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 21, the accompanying consolidated statement of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2020 , and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). The 2020 consolidated financial statements before the effects of the adjustments described in Note 21 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 21, present fairly, in all material respects, the financial position of the Group as of December 31, 2020 , and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and in conformity with IFRS as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 21 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ KPMG S.A. Represented by Jacques Yves PIERRE	/s/ERNST & YOUNG Audit

We have served as the Group‘s auditor since 2015	We served as the Group‘s auditor from 1991 to 2021

Paris-La Défense, France

February 18, 2021

Consolidated financial
statements

Year ended December 31, 2022

Consolidated financial statements 2022	F-7

Significant events 2022

Creation of the new Totem business segment	Impairment of goodwill in Romania	Signing of an agreement with MásMóvil

Since January 1, 2022, Totem, the Orange group’s European TowerCo, has owned and managed the passive infrastructure portfolio of mobile telecommunication towers in France and Spain. The Group has decided to present Totem as a separate business segment.

At December 31, 2022, the increase in the discount rate coupled with the downward revision of the business plan for the Romania cash-generating unit, led to the recognition of an impairment loss of (789) million euros in goodwill.

Following exclusive negotiations that began on March 8, 2022, Orange and MásMóvil signed an agreement on July 23 to combine their activities in Spain.

This combination will take the form of a 50-50 joint venture, co-controlled by each party. The Orange group would then lose exclusive control over its activities in Spain, and the joint venture would be consolidated using the equity method in the Orange group’s financial statements.

At December 31, 2022, the Group considers that the IFRS 5 criteria relating to discontinued operations are not met.

Note 1.1	Note 7.1	Note 3.2

Consolidated financial statements 2022	F-8

Consolidated income statement

(in millions of euros, except for per share data)	Note	2022	2021	2020
Revenue	4.1	43,471	42,522	42,270
External purchases	5.1	(18,732)	(17,973)	(17,691)
Other operating income	4.2	747	783	604
Other operating expenses	5.2	(413)	(700)	(789)
Labor expenses	6.1	(8,920)	(9,917)	(8,490)
Operating taxes and levies	10.1.1	(1,882)	(1,926)	(1,924)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	233	2,507	228
Restructuring costs	5.3	(125)	(331)	(25)
Depreciation and amortization of fixed assets	8.2	(7,035)	(7,074)	(7,134)
Depreciation and amortization of financed assets	8.5	(107)	(84)	(55)
Depreciation and amortization of right-of-use assets	9.1	(1,507)	(1,481)	(1,384)
Impairment of goodwill	7.1	(817)	(3,702)	—
Impairment of fixed assets	8.3	(56)	(17)	(30)
Impairment of right-of-use assets	9.1	(54)	(91)	(57)
Share of profits (losses) of associates and joint ventures	11	(2)	3	(2)
Operating income		4,801	2,521	5,521
Cost of gross financial debt excluding financed assets		(775)	(829)	(1,099)
Interests on debts related to financed assets		(3)	(1)	(1)
Gains (losses) on assets contributing to net financial debt		48	(3)	(1)
Foreign exchange gain (loss)		(97)	65	(103)
Interests on lease liabilities		(145)	(120)	(120)
Other net financial expenses		52	106	11
Finance costs, net	13.2	(920)	(782)	(1,314)
Income taxes	10.2.1	(1,265)	(962)	848
Consolidated net income		2,617	778	5,055
Net income attributable to owners of the parent company		2,146	233	4,822
Non-controlling interests	15.6	471	545	233

Earnings per share (in euros) attributable to parent company	15.7
Net income
– basic		0.73	—	1.72
– diluted		0.73	—	1.71

Consolidated financial statements 2022	F-9

Consolidated statement of comprehensive income

(in millions of euros)	Note	2022	2021	2020
Consolidated net income		2,617	778	5,055
Remeasurements of the net defined benefit liability	6.2	176	59	(13)
Assets at fair value	13.7-17.1	(116)	9	94
Income tax relating to items that will not be reclassified	10.2.2	(47)	(14)	1
Share of other comprehensive income in associates and joint ventures that will not be reclassified		—	(4)	—
Items that will not be reclassified to profit or loss (a)		13	51	82
Assets at fair value	13.7-17.1	4	1	1
Cash flow hedges	13.8.2	295	317	22
Translation adjustment gains and losses	15.5	(374)	200	(414)
Income tax relating to items that are or may be reclassified	10.2.2	(70)	(84)	(10)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		51	5	—
Items that are or may be reclassified subsequently to profit or loss (b)		(93)	439	(401)
Other consolidated comprehensive income (a) + (b)		(80)	490	(319)
Consolidated comprehensive income		2,537	1,267	4,736
Comprehensive income attributable to the owners of the parent company		2,050	687	4,578
Comprehensive income attributable to non-controlling interests		487	580	158

Consolidated financial statements 2022	F-10

Consolidated statement of financial position

(in millions of euros)	Note	December 31,	December 31,	December 31,
		2022	2021	2020
Assets
Goodwill	7.2	23,113	24,192	27,596
Other intangible assets	8.4	14,946	14,940	15,135
Property, plant and equipment	8.5	31,640	30,484	29,075
Right-of-use assets	9.1	7,936	7,702	7,009
Interests in associates and joint ventures	11	1,486	1,440	98
Non-current financial assets related to Mobile Financial Services activities	17.1	656	900	1,210
Non-current financial assets	13.1	977	950	1,516
Non-current derivatives assets	13.1	1,458	683	132
Other non-current assets	4.5	216	254	136
Deferred tax assets	10.2.3	421	692	674
Total non-current assets		82,847	82,236	82,582
Inventories	5.4	1,048	952	814
Trade receivables	4.3	6,305	6,029	5,620
Other customer contract assets	4.4	1,570	1,460	1,236
Current financial assets related to Mobile Financial Services activities	17.1	2,742	2,381	2,075
Current financial assets	13.1	4,541	2,313	3,259
Current derivatives assets	13.1	112	7	162
Other current assets	4.5	2,217	1,875	1,701
Operating taxes and levies receivables	10.1.2	1,265	1,163	1,104
Current taxes assets	10.2.3	149	181	128
Prepaid expenses	5.5	851	851	850
Cash and cash equivalents	13.1	6,004	8,621	8,145
Total current assets		26,803	25,834	25,094
Total assets		109,650	108,071	107,676
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		4,950	5,497	5,803
Retained earnings		(666)	(656)	1,255
Equity attributable to the owners of the parent company		31,784	32,341	34,557
Non-controlling interests		3,172	3,020	2,643
Total equity	15	34,956	35,361	37,200
Non-current financial liabilities	13.1	31,930	31,922	30,089
Non-current derivatives liabilities	13.1	397	220	844
Non-current lease liabilities	9.2	6,901	6,696	5,875
Non-current fixed assets payables	8.6	1,480	1,370	1,291
Non-current financial liabilities related to Mobile Financial Services activities	17.1	82	—	—
Non-current employee benefits	6.2	2,567	2,798	1,984
Non-current dismantling provisions	8.7	670	876	885
Non-current restructuring provisions	5.3	43	61	53
Other non-current liabilities	5.7	276	306	307
Deferred tax liabilities	10.2.3	1,124	1,185	855
Total non-current liabilities		45,471	45,434	42,182
Current financial liabilities	13.1	4,702	3,421	5,170
Current derivatives liabilities	13.1	51	124	35
Current lease liabilities	9.2	1,509	1,369	1,496
Current fixed assets payables	8.6	3,101	3,111	3,349
Trade payables	5.6	7,067	6,738	6,475
Customer contract liabilities	4.4	2,579	2,512	1,984
Current financial liabilities related to Mobile Financial Services activities	17.1	3,034	3,161	3,128
Current employee benefits	6.2	2,418	2,316	2,192
Current dismantling provisions	8.7	26	21	16
Current restructuring provisions	5.3	119	124	64
Other current liabilities	5.7	2,526	2,338	2,267
Operating taxes and levies payables	10.1.2	1,405	1,436	1,279
Current taxes payables	10.2.3	538	425	673
Deferred income		149	180	165
Total current liabilities		29,223	27,276	28,294
Total equity and liabilities		109,650	108,071	107,676

Consolidated financial statements 2022	F-11

Consolidated statement of changes in shareholders’ equity

(in millions of euros)		Attributable to owners of the parent company							Attributable to non-controlling interests			Total
		Number of	Share	Share	Subor-	Reserves	Other	Total	Reserves	Other	Total	equity
		issued shares	capital	premiums	dinated		compre-			compre-
				and	notes		hensive			hensive
				statutory			income			income
				reserve
Balance as of January 1, 2020		2,660,056,599	10,640	16,859	5,803	(961)	(467)	31,875	2,452	234	2,687	34,561
Consolidated comprehensive income		—	—	—	—	4,822	(244)	4,578	233	(75)	158	4,736
Share-based compensation	6.3	—	—	—	—	16	—	16	7	—	7	23
Purchase of treasury shares	15.2	—	—	—	—	7	—	7	—	—	—	7
Dividends	15.3	—	—	—	—	(1,595)	—	(1,595)	(225)	—	(225)	(1,820)
Issues and purchases of subordinated notes	15.4	—	—	—	—	(12)	—	(12)	—	—	—	(12)
Subordinated notes remuneration	15.4	—	—	—	—	(258)	—	(258)	—	—	—	(258)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	(21)	—	(21)	19	—	19	(2)
Other movements		—	—	—	—	(33)	—	(33)	(2)	—	(2)	(35)
Balance as of December 31, 2020		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		—	—	—	—	233	454	687	545	36	580	1,267
Share-based compensation	6.3	—	—	—	—	165	—	165	6	—	6	171
Purchase of treasury shares	15.2	—	—	—	—	(179)	—	(179)	—	—	—	(179)
Dividends	15.3	—	—	—	—	(2,127)	—	(2,127)	(218)	—	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	—	—	—	(306)	(6)	—	(311)	—	—	—	(311)
Subordinated notes remuneration	15.4	—	—	—	—	(238)	—	(238)	—	—	—	(238)
Changes in ownership interests with no gain/loss of control(1)	3.2	—	—	—	—	(185)	—	(185)	(213)	—	(213)	(398)
Changes in ownership interests with gain/loss of control(2)	3.2	—	—	—	—	—	—	—	249	—	249	249
Other movements		—	—	—	—	(28)	—	(28)	(28)	—	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361
Consolidated comprehensive income		—	—	—	—	2,146	(96)	2,050	471	16	487	2,537
Share-based compensation	6.3	—	—	—	—	11	—	11	3	—	3	14
Purchase of treasury shares	15.2	—	—	—	—	(7)	—	(7)	—	—	—	(7)
Dividends	15.3	—	—	—	—	(1,861)	—	(1,861)	(328)	—	(328)	(2,189)
Issues and purchases of subordinated notes	15.4	—	—	—	(547)	51	—	(496)	—	—	—	(496)
Subordinated notes remuneration	15.4	—	—	—	—	(215)	—	(215)	—	—	—	(215)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	(10)	—	(10)	—	—	—	(10)
Changes in ownership interests with gain/loss of control	3.2	—	—	—	—	—	—	—	—	—	—	—
Other movements		—	—	—	—	(29)	—	(29)	(10)	—	(10)	(39)
Balance as of December 31, 2022		2,660,056,599	10,640	16,859	4,950	(313)	(353)	31,784	2,960	211	3,172	34,956

(1)	Including the partial buy-out of minority interests in Orange Belgium and the buy-out of minority interests in Orange Bank (see Note 3.2).
(2)	Related to the takeover of Telekom Romania Communications (see Note 3.2).

Consolidated financial statements 2022	F-12

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total
	Assets at	Hedging	Translation	Actuarial	Deferred	Other	Total	Assets at	Hedging	Translation	Actuarial	Deferred	Other	Total	other
	fair value	instruments	adjustment	gains	tax	compre-		fair value	instruments	adjustment	gains	tax	compre-		compre-
				and		hensive					and		hensive		hensive
				losses		income					losses		income		income
						of associates							of associates
						and joint							and joint
						ventures							ventures

Balance as of January 1st, 2020	(28)	(117)	78	(563)	203	(40)	(467)	(2)	(6)	251	(10)	1	—	234	(233)
Variation(1)	95	18	(334)	(15)	(8)	—	(244)	(1)	4	(80)	2	—	—	(75)	(319)
Balance as of December 31, 2020	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	—	—	159	(552)
Variation(1)	11	318	160	63	(98)	1	454	—	(1)	40	(4)	—	—	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	—	195	(62)
Variation(1)	(111)	267	(360)	179	(112)	42	(96)	—	28	(14)	(3)	(4)	9	16	(80)
Balance as of December 31, 2022	(33)	487	(455)	(337)	(16)	3	(353)	(4)	25	198	(14)	(4)	9	211	(142)

(1)	Including in 2022 a variation of 363 million euros related to hedging instruments (of which 187 million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial gain of 176 million euros mainly related to the increase in discount rates and a foreign exchange loss of (374) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in American dollar and pound sterling held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies).

Including in 2020 a variation of (414) million euros of translation adjustments and a variation of 94 million euros related to assets at fair value.

Consolidated financial statements 2022	F-13

Consolidated statement of cash flows

(in millions of euros)	Note	2022	2021	2020
Operating activities
Consolidated net income		2,617	778	5,055
Non-monetary items and reclassified items for presentation		13,298	14,592	10,310
Operating taxes and levies	10.1.1	1,882	1,926	1,924
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(233)	(2,507)	(228)
Other gains and losses		(22)	(28)	(23)
Depreciation and amortization of fixed assets	8.2	7,035	7,074	7,134
Depreciation and amortization of financed assets	8.5	107	84	55
Depreciation and amortization of right-of-use assets	9.1	1,507	1,481	1,384
Changes in provisions	4-5-6-8	(133)	803	(504)
Impairment of goodwill	7.1	817	3,702	—
Impairment of fixed assets	8.3	56	17	30
Impairment of right-of-use assets	9.1	54	91	57
Share of profits (losses) of associates and joint ventures	11	2	(3)	2
Operational net foreign exchange and derivatives		28	30	(11)
Finance costs, net	13.2	920	782	1,314
Income tax	10.2.1	1,265	962	(848)
Share-based compensation		14	179	23
Changes in working capital and operating banking activities(1)		(792)	(177)	(640)
Decrease (increase) in inventories, gross		(108)	(126)	72
Decrease (increase) in trade receivables, gross		(289)	64	(488)
Increase (decrease) in trade payables		297	36	(122)
Changes in other customer contract assets and liabilities		(26)	140	(41)
Changes in other assets and liabilities (2)		(666)	(292)	(62)
Other net cash out		(3,888)	(3,956)	(2,028)
Operating taxes and levies paid		(1,906)	(1,880)	(1,929)
Dividends received		13	12	6
Interest paid and interest rates effects on derivatives, net (3)		(963)	(1,134)	(1,264)
Tax dispute for fiscal years 2005-2006		—	—	2,246
Income tax paid excluding the effect of the tax litigation for years 2005 - 2006		(1,033)	(954)	(1,086)
Net cash provided by operating activities (a)		11,235	11,236	12,697
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(8,282)	(8,580)	(7,176)
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(8,777)	(8,749)	(8,546)
Increase (decrease) in fixed assets payables		170	(72)	958
Investing donations received in advance		1	24	39
Sales of property, plant and equipment and intangible assets (5)		324	217	374
Cash paid for investment securities, net of cash acquired	3.2	(58)	(211)	(49)
Telekom Romania Communications		11	(206)	—
Other		(68)	(5)	(49)
Investments in associates and joint ventures		(10)	(3)	(7)
Purchases of investment securities measured at fair value		(34)	(76)	(67)
Proceeds from sales of investment securities, net of cash transferred	3.2	12	891	1
Swiatłowod Inwestycje Sp. z o.o (FiberCo in Poland)		18	132	—
Orange Concessions		(8)	758	—
Other		2	—	—
Other proceeds from sales of investment securities at fair value		5	95	18
Decrease (increase) in securities and other financial assets		(2,081)	1,908	1,716
Investments at fair value, excluding cash equivalents		(2,256)	936	1,568
Other(6)		175	972	148
Net cash used in investing activities (b)		(10,448)	(5,976)	(5,564)

Consolidated financial statements 2022	F-14

(in millions of euros)	Note	2022	2021	2020
Financing activities
Medium and long-term debt issuances	13.5-13.6	1,809	2,523	2,694
Medium and long-term debt redemptions and repayments(7)	13.5-13.6	(1,088)	(4,572)	(3,476)
Repayments of lease liabilities	9.2	(1,519)	(1,625)	(1,398)
Increase (decrease) of bank overdrafts and short-term borrowings		(400)	1,143	(413)
o/w redemption of subordinated notes reclassified in 2019 as short-term borrowings	15.4	—	—	(500)
Decrease (increase) of cash collateral deposits		771	988	(747)
Exchange rates effects on derivatives, net		(91)	201	37
Subordinated notes issuances (purchases) and other related fees	15.4	(451)	(311)	(12)
Coupon on subordinated notes	15.4	(213)	(238)	(280)
Proceeds (purchases) treasury shares	15.2	14	(199)	7
o/w employee share offering (Orange Together 2021)	6.3	20	(188)	—
Capital increase (decrease) - non-controlling interests		—	5	2
Changes in ownership interests with no gain / loss of control		(11)	(403)	(3)
Dividends paid to owners of the parent company	15.3	(1,861)	(2,127)	(1,595)
Dividends paid to non-controlling interests	15.6	(304)	(218)	(226)
Net cash used in financing activities (c)		(3,343)	(4,834)	(5,410)
Net change in cash and cash equivalents (a) + (b) + (c)		(2,556)	427	1,724
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		8,621	8,145	6,481
Cash change in cash and cash equivalents		(2,556)	427	1,724
Non-cash change in cash and cash equivalents		(61)	50	(59)
o/w effect of exchange rates changes and other non-monetary effects		(61)	50	(59)
Cash and cash equivalents in the closing balance		6,004	8,621	8,145

(1)	Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2)	Excluding operating tax receivables and payables.
(3)	Including interests paid on lease liabilities for (141) million euros in 2022, (120) million euros in 2021 and (131) million euros in 2020 and interests paid on financed asset liabilities for (3) million euros in 2022 and (1) million euros in 2021 and 2020.
(4)	Acquisitions of financed assets for 229 million euros in 2022, 40 million euros in 2021 and 241 million euros in 2020 have no effect on the net cash used in investing activities.
(5)	Including proceeds from sale and lease-back transactions for 14 million euros in 2022, 10 million euros in 2021 and 227 million euros in 2020.
(6)	Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2), the reimbursement in 2020 of 97 million euros received by Orange in the context of the dispute with Digicel (see Note 18).
(7)	Including TDIRA buy-backs in 2020 (see Note 13.4).

Consolidated financial statements 2022	F-15

Note 1    Segment information

1.1Changes in segment information

In February 2021, Orange announced the creation of Totem, a European TowerCo that operates a tower portfolio consisting of approximately 27,000 sites in France and Spain at December 31, 2022. The TowerCo’s entry into the operational phase resulted in a change in internal reporting by management, and the segment information now presented reflects the Group’s decision to present Totem as a separate segment. This change has also modified the composition of the France and Spain cash-generating units (CGUs). The goodwill initially assigned to the France and Spain CGUs was thus partially reassigned to the Totem CGU, i.e. 1,624 million euros, based on the expected future cash flows of the transferred activity.

Consolidated financial statements 2022	F-16

1.2    Segment revenue

(in millions of euros)	France(1)		Europe
			Spain(1)	Other	Eliminations
				European	Europe
				countries(3)
December 31, 2022
Revenue(4)	17,983		4,647	6,329	(14)
Convergence services	4,857		1,870	959	—
Mobile-only services	2,332		790	2,079	—
Fixed-only services	3,787	(7)	436	783	—
IT & integration services	—		41	430	—
Wholesale	4,938		878	964	(14)
Equipment sales	1,323		632	927	—
Other revenue	746		1	185	—
External	17,238		4,586	6,219	—
Inter-operating segments	745		61	109	(14)

December 31, 2021
Revenue(4)	18,092		4,720	5,870	(11)
Convergence services	4,697		1,870	850	—
Mobile-only services	2,276		880	2,007	—
Fixed-only services	3,872	(7)	435	652	—
IT & integration services	—		14	338	—
Wholesale	5,313		900	998	(11)
Equipment sales	1,226		621	869	—
Other revenue	708		1	155	—
External	17,489		4,672	5,776	—
Inter-operating segments	603		48	94	(11)

December 31, 2020
Revenue(4)	18,461		4,951	5,638	(9)
Convergence services	4,559		1,984	733	—
Mobile services only	2,245		1,012	2,026	—
Fixed services only	3,959	(7)	471	611	—
IT & integration services	—		8	301	—
Wholesale	5,866		916	1,017	(9)
Equipment sales	1,187		547	828	—
Other revenue	644		12	122	—
External	17,794		4,908	5,559	—
Inter-operating segments	667		43	79	(9)

(1)	Since January 1, 2022, Totem's figures are presented in a distinct operating segment. In 2021 and 2020, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2)	Including in 2022, revenue of 473 million euros in France and 212 million euros in Spain.
(3)	In 2021, the segment includes the contribution of Telekom Romania Communications since September 30, 2021.
(4)	The description of different sources of revenue is presented in Note 4.1.
(5)	Including, in 2022, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,413 million euros in other European countries and 1,023 million euros in other countries.

Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

Including, in 2020, revenue of 5,071 million euros in France, 13 million euros in Spain, 1,287 million euros in other European countries and 1,436 million euros in other countries.

(6)	Including revenue of 1,361 million euros in France, 1,353 million euros in 2021 and 1,305 million euros in 2020.
(7)	Including, in 2022, fixed only broadband revenue of 2,955 million euros and fixed only narrowband revenue of 831 million euros.

Including, in 2021, fixed only broadband revenue of 2,862 million euros and fixed only narrowband revenue of 1,010 million euros.

Including, in 2020, fixed only broadband revenue of 2,748 million euros and fixed only narrowband revenue of 1,212 million euros.

(8)	Including, in 2022, revenue of 1,018 million euros from voice services and revenue of 2,448 million euros from data services.

Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Including, in 2020, revenue of 1,237 million euros from voice services and revenue of 2,614 million euros from data services.

Consolidated financial statements 2022	F-17

(in millions of euros)	Europe	Africa &	Enterpri-se(5)		Totem(1)(2)	International	Eliminations	Total	Mobile	Eliminations	Orange
	Total	Middle- East				Carriers &		telecom	Financial	telecom	consolidated
						Shared		activities	Services	activities /	financial
						Services (1)(6)				mobile	statements
										financial services
December 31, 2022
Revenue(4)	10,962	6,918	7,930		685	1,540	(2,538)	43,480	—	(9)	43,471
Convergence services	2,830	—	—		—	—	—	7,687	—	—	7,687
Mobile-only services	2,869	5,272	659		—	—	(38)	11,093	—	—	11,093
Fixed-only services	1,219	800	3,466	(8)	—	—	(150)	9,121	—	(1)	9,120
IT & integration services	471	40	3,489		—	—	(184)	3,817	—	(6)	3,811
Wholesale	1,828	663	41		685	1,060	(1,859)	7,356	—	—	7,356
Equipment sales	1,559	104	275		—	—	(7)	3,255	—	—	3,254
Other revenue	187	39	—		—	480	(299)	1,152	—	(2)	1,150
External	10,805	6,750	7,548		113	1,017	—	43,471	—	—	43,471
Inter-operating segments	157	168	383		572	523	(2,538)	9	—	(9)	—

December 31, 2021
Revenue(4)	10,579	6,381	7,757		n/a	1,515	(1,795)	42,530	—	(7)	42,522
Convergence services	2,720	—	—		n/a	—	—	7,417	—	—	7,417
Mobile-only services	2,887	4,884	636		n/a	—	(31)	10,652	—	—	10,652
Fixed-only services	1,087	664	3,633	(8)	n/a	—	(168)	9,089	—	(1)	9,088
IT & integration services	352	31	3,195		n/a	—	(167)	3,411	—	(4)	3,407
Wholesale	1,886	654	42		n/a	1,056	(1,249)	7,702	—	—	7,702
Equipment sales	1,490	112	250		n/a	—	(8)	3,070	—	—	3,070
Other revenue	157	36	—		n/a	460	(172)	1,188	—	(2)	1,186
External	10,449	6,216	7,371		n/a	998	—	42,522	—	—	42,522
Inter-operating segments	131	165	386		n/a	517	(1,795)	7	—	(7)	—

December 31, 2020
Revenue(4)	10,580	5,834	7,807		n/a	1,450	(1,855)	42,277	—	(7)	42,270
Convergence services	2,717	—	—		n/a	—	—	7,276	—	—	7,276
Mobile services only	3,038	4,420	649		n/a	—	(35)	10,317	—	—	10,317
Fixed services only	1,083	562	3,851	(8)	n/a	—	(177)	9,278	—	—	9,277
IT & integration services	310	25	3,086		n/a	—	(164)	3,256	—	(4)	3,252
Wholesale	1,924	695	45		n/a	1,038	(1,313)	8,255	—	—	8,255
Equipment sales	1,375	89	175		n/a	—	(5)	2,821	—	—	2,821
Other revenue	134	43	—		n/a	412	(160)	1,073	—	(2)	1,072
External	10,467	5,660	7,405		n/a	944	—	42,270	—	—	42,270
Inter-operating segments	113	175	402		n/a	506	(1,855)	7	—	(7)	—

Consolidated financial statements 2022	F-18

1.3    Segment revenue to consolidated net income in 2022

(in millions of euros)	France	Europe
			Other	Elimina-
		Spain	European	tions	Total
			countries(2)	Europe

Revenue	17,983	4,647	6,329	(14)	10,962
External purchases	(7,429)	(2,879)	(3,684)	14	(6,550)
Other operating income	1,229	97	270	—	367
Other operating expenses	(486)	(162)	(187)	—	(350)
Labor expenses	(3,435)	(266)	(736)	—	(1,002)
Operating taxes and levies	(834)	(140)	(101)	—	(241)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(107)	—	—	—	—
Depreciation and amortization of right-of-use assets	(254)	(169)	(201)	—	(371)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(5)	(3)	—	—	—	—
Interests on lease liabilities(5)	(18)	(17)	(27)	—	(44)
EBITDAaL(3)	6,645	1,111	1,662	—	2,772
Significant litigations(3)	(3)	—	—	—	—
Specific labour expenses(3)	(330)	—	—	—	—
Fixed assets, investments and businesses portfolio review(3)	—	—	29	—	29
Restructuring programs costs(3)	(18)	(8)	(14)	—	(22)
Acquisition and integration costs(3)	—	—	(41)	—	(41)
Depreciation and amortization of fixed assets	(2,922)	(1,107)	(1,057)	—	(2,164)
Impairment of goodwill	—	—	(789)	—	(789)
Impairment of fixed assets	(15)	—	(3)	—	(3)
Share of profits (losses) of associates and joint ventures	(18)	—	(3)	—	(3)
Elimination of interests on debts related to financed assets(5)	3	—	—	—	—
Elimination of interests on lease liabilities(5)	18	17	27	—	44
Operating Income	3,361	12	(190)	—	(177)
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(5)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(5)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income

(1)	Since January 1, 2022, Totem's figures are presented in a distinct operating segment (see Note 1.1).
(2)	In 2021, the segment includes the contribution of Telekom Romania Communications since September 30, 2021.
(3)	See Note 1.10. for EBITDAaL adjustments.
(4)	Mobile Financial Services' net banking income is recognized in other operating income and amounts to 116 million euros in 2022. The cost of risk is included in other operating expenses and amounts to (45) million euros in 2022.
(5)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated financial statements 2022	F-19

(in millions of euros)	Africa &	Enterprise	Totem(1)	Interna-	Elimination	Total	Mobile	Elimina-	Total	Presenta-	Orange
	Middle-			tional	telecom	telecom	Financial	tions		tion adjust-	consoli-
	East			Carriers &	activities	activities	Services(4)	telecom		ments(5)	dated
				Shared				activites /			financial
				Services				mobile			statements
								financial
								services

Revenue	6,918	7,930	685	1,540	(2,538)	43,480	—	(9)	43,471	—	43,471
External purchases	(2,740)	(4,240)	(131)	(1,997)	4,491	(18,594)	(129)	15	(18,707)	(24)	(18,732)
Other operating income	69	191	—	2,101	(3,331)	627	128	(10)	745	2	747
Other operating expenses	(171)	(657)	—	(49)	1,377	(335)	(36)	4	(367)	(47)	(413)
Labor expenses	(575)	(2,179)	(14)	(1,255)	—	(8,461)	(76)	—	(8,537)	(383)	(8,920)
Operating taxes and levies	(660)	(82)	(5)	(55)	—	(1,877)	(2)	—	(1,879)	(3)	(1,882)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	—	233	233
Restructuring costs	—	—	—	—	—	—	—	—	—	(125)	(125)
Depreciation and amortization of financed assets	—	—	—	—	—	(107)	—	—	(107)	—	(107)
Depreciation and amortization of right-of-use assets	(194)	(154)	(159)	(372)	—	(1,504)	(3)	—	(1,507)	—	(1,507)
Impairment of right-of-use assets	—	(1)	—	—	—	(1)	—	—	(1)	(52)	(54)
Interests on debts related to financed assets(5)	—	—	—	—	—	(3)	—	—	(3)	3	n/a
Interests on lease liabilities(5)	(64)	(6)	(4)	(10)	—	(144)	—	—	(145)	145	n/a
EBITDAaL(3)	2,584	804	371	(96)	—	13,080	(118)	1	12,963	(251)	n/a
Significant litigations(3)	—	—	—	(6)	—	(9)	—	—	(9)	9	n/a
Specific labour expenses(3)	—	(35)	—	(9)	—	(373)	1	—	(372)	372	n/a
Fixed assets, investments and businesses portfolio review(3)	76	8	—	120	—	233	—	—	233	(233)	n/a
Restructuring programs costs(3)	(8)	(47)	—	(89)	—	(184)	7	—	(177)	177	n/a
Acquisition and integration costs(3)	—	(1)	(1)	(33)	—	(76)	2	—	(74)	74	n/a
Depreciation and amortization of fixed assets	(1,075)	(398)	(122)	(311)	—	(6,992)	(44)	—	(7,035)	—	(7,035)
Impairment of goodwill	—	—	—	—	—	(789)	(28)	—	(817)	—	(817)
Impairment of fixed assets	2	(20)	—	—	—	(36)	(21)	—	(56)	—	(56)
Share of profits (losses) of associates and joint ventures	22	1	—	(3)	—	(2)	—	—	(2)	—	(2)
Elimination of interests on debts related to financed assets(5)	—	—	—	—	—	3	—	—	3	(3)	n/a
Elimination of interests on lease liabilities(5)	64	6	4	10	—	144	—	—	145	(145)	n/a
Operating Income	1,665	317	252	(417)	—	5,000	(200)	1	4,801	—	4,801
Cost of gross financial debt except financed assets											(775)
Interests on debts related to financed assets(5)											(3)
Gains (losses) on assets contributing to net financial debt											48
Foreign exchange gain (loss)											(97)
Interests on lease liabilities(5)											(145)
Other net financial expenses											52
Finance costs, net											(920)
Income Tax											(1,265)
Consolidated net income											2,617

Consolidated financial statements 2022	F-20

1.4    Segment revenue to consolidated net income in 2021

(in millions of euros)	France	Europe
		Spain	Other	Elimina-	Total
			European	tions
			countries	Europe
Revenue	18,092	4,720	5,870	(11)	10,579
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)
Other operating income	1,274	161	192	—	353
Other operating expenses	(526)	(171)	(179)	—	(350)
Labor expenses	(3,657)	(268)	(665)	—	(932)
Operating taxes and levies	(838)	(163)	(96)	—	(259)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(84)	—	—	—	—
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	—	(446)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(3)	(1)	—	—	—	—
Interests on lease liabilities(3)	(8)	(14)	(15)	—	(29)
EBITDAaL (1)	6,867	1,251	1,579	—	2,830
Significant litigations(1)	(128)	—	—	—	—
Specific labour expenses(1)	(959)	—	(2)	—	(2)
Fixed assets, investments and businesses portfolio review(1)	(2)	—	359	—	359
Restructuring programs costs(1)	(10)	(180)	(31)	—	(211)
Acquisition and integration costs(1)	(7)	—	(25)	—	(25)
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	—	(2,204)
Impairment of goodwill	—	(3,702)	—	—	(3,702)
Impairment of fixed assets	(1)	—	(13)	—	(13)
Share of profits (losses) of associates and joint ventures	(8)	—	5	—	5
Elimination of interests on debts related to financed assets(3)	1	—	—	—	—
Elimination of interests on lease liabilities(3)	8	14	15	—	29
Operating Income	2,653	(3,724)	791	—	(2,933)
Cost of gross financial debt except financed assets	—	—	—	—	—
Interests on debts related to financed assets(3)	—	—	—	—	—
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—
Foreign exchange gain (loss)	—	—	—	—	—
Interests on lease liabilities(3)	—	—	—	—	—
Other net financial expenses	—	—	—	—	—
Finance costs, net	—	—	—	—	—
Income Taxes	—	—	—	—	—
Consolidated net income	—	—	—	—	—

(1)	See Note 1.10. for EBITDAaL adjustments.
(2)	Mobile Financial Services's net banking income is recognized in other operating income and amounts to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounts to (46) million euros in 2021.
(3)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated financial statements 2022	F-21

(in millions of euros)	Africa &	Entreprise	Interna-tional	Elimina-tion	Total	Mobile	Elimina-tions	Total	Presenta-	Orange
	Middle-East		Carriers &	telecom	telecom	Financial	telecom		tion	consoli-
			Shared	activities	activities	Services(2)	activities/mobile		adjust-	dated financial
			Services				financial services		ments(3)	statements
Revenue	6,381	7,757	1,515	(1,795)	42,530	—	(7)	42,522	—	42,522
External purchases	(2,502)	(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
Other operating income	52	173	2,096	(3,328)	620	114	(4)	730	53	783
Other operating expenses	(243)	(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
Labor expenses	(535)	(2,119)	(1,298)	—	(8,542)	(84)	—	(8,626)	(1,291)	(9,917)
Operating taxes and levies	(644)	(80)	(66)	—	(1,887)	(3)	—	(1,890)	(36)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	2,507	2,507
Restructuring costs	—	—	—	—	—	—	—	—	(331)	(331)
Depreciation and amortization of financed assets	—	—	—	—	(84)	—	—	(84)	—	(84)
Depreciation and amortization of right-of-use assets	(176)	(147)	(407)	—	(1,478)	(3)	—	(1,481)	—	(1,481)
Impairment of right-of-use assets	—	—	—	—	—	—	—	—	(91)	(91)
Interests on debts related to financed assets(3)	—	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(3)	(67)	(7)	(8)	—	(119)	—	—	(120)	120	n/a
EBITDAaL (1)	2,265	970	(237)	—	12,696	(131)	1	12,566	744	n/a
Significant litigations(1)	—	—	(6)	—	(134)	—	—	(134)	134	n/a
Specific labour expenses(1)	—	(123)	(190)	—	(1,274)	(3)	—	(1,276)	1,276	n/a
Fixed assets, investments and businesses portfolio review(1)	2	3	2,146	—	2,507	—	—	2,507	(2,507)	n/a
Restructuring programs costs(1)	(41)	(5)	(145)	—	(412)	(11)	—	(422)	422	n/a
Acquisition and integration costs(1)	—	(1)	(16)	—	(49)	(2)	—	(51)	51	n/a
Depreciation and amortization of fixed assets	(1,012)	(378)	(335)	—	(7,038)	(36)	—	(7,074)	—	(7,074)
Impairment of goodwill	—	—	—	—	(3,702)	—	—	(3,702)	—	(3,702)
Impairment of fixed assets	(1)	—	(2)	—	(17)	—	—	(17)	—	(17)
Share of profits (losses) of associates and joint ventures	10	1	(5)	—	3	—	—	3	—	3
Elimination of interests on debts related to financed assets(3)	—	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(3)	67	7	8	—	119	—	—	120	(120)	n/a
Operating Income	1,291	474	1,217	—	2,702	(182)	1	2,521	—	2,521
Cost of gross financial debt except financed assets	—	—	—	—	—	—	—	—	—	(829)
Interests on debts related to financed assets(3)	—	—	—	—	—	—	—	—	—	(1)
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—	—	—	—	—	(3)
Foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	65
Interests on lease liabilities(3)	—	—	—	—	—	—	—	—	—	(120)
Other net financial expenses	—	—	—	—	—	—	—	—	—	106
Finance costs, net	—	—	—	—	—	—	—	—	—	(782)
Income Taxes	—	—	—	—	—	—	—	—	—	(962)
Consolidated net income	—	—	—	—	—	—	—	—	—	778

Consolidated financial statements 2022	F-22

1.5    Segment revenue to consolidated net income in 2020

(in millions of euros)	France	Europe
		Spain	Other	Elimina-	Total
			European	tions
			countries	Europe
Revenue	18,461	4,951	5,638	(9)	10,580
External purchases	(7,101)	(2,774)	(3,194)	9	(5,959)
Other operating income	1,303	141	153	—	293
Other operating expenses	(592)	(185)	(173)	—	(358)
Labor expenses	(3,663)	(280)	(632)	—	(912)
Operating taxes and levies	(955)	(148)	(90)	—	(238)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(55)	—	—	—	—
Depreciation and amortization of right-of-use assets	(225)	(260)	(183)	—	(443)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(3)	(1)	—	—	—	—
Interests on lease liabilities(3)	(8)	(12)	(19)	—	(30)
EBITDAaL(1)	7,163	1,433	1,499	—	2,932
Significant litigations(1)	(199)	—	—	—	—
Specific labour expenses(1)	(7)	—	2	—	2
Fixed assets, investments and businesses portfolio review(1)	21	22	14	—	36
Restructuring programs costs(1)	(5)	—	(2)	—	(2)
Acquisition and integration costs(1)	(1)	—	(7)	—	(7)
Depreciation and amortization of fixed assets	(3,157)	(1,059)	(1,129)	—	(2,187)
Impairment of goodwill	—	—	—	—	—
Impairment of fixed assets	(15)	—	(8)	—	(8)
Share of profits (losses) of associates and joint ventures	(1)	—	—	—	—
Elimination of interests on debts related to financed assets(3)	1	—	—	—	—
Elimination of interests on lease liabilities(3)	8	12	19	—	30
Operating Income	3,809	407	389	—	796
Cost of gross financial debt except financed assets	—	—	—	—	—
Interests on debts related to financed assets(3)	—	—	—	—	—
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—
Foreign exchange gain (loss)	—	—	—	—	—
Interests on lease liabilities(3)	—	—	—	—	—
Other net financial expenses	—	—	—	—	—
Finance costs, net	—	—	—	—	—
Income Taxes	—	—	—	—	—
Consolidated net income	—	—	—	—	—

(1)	See Note 1.10. for EBITDAaL adjustments.
(2)	Mobile Financial Services's net banking income is recognized in other operating income and amounts to 69 million euros in 2020. The cost of risk is included in other operating expenses and amounts to (31) million euros in 2020.
(3)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated financial statements 2022	F-23

(in millions of euros)	Africa &	Enterprise	Interna-	Elimina-	Total	Mobile	Elimina-tions	Total	Presenta-tion	Orange
	Middle-East		tional	tion telecom	telecom	Financial	telecom		adjust-	consoli-dated
			Carriers &	activities	activities	Services(2)	activities/		ments(3)	financial
			Shared				mobile			statements
			Services				financial
							services
Revenue	5,834	7,807	1,450	(1,855)	42,277	—	(7)	42,270	—	42,270
External purchases	(2,443)	(4,019)	(1,951)	3,891	(17,582)	(108)	6	(17,684)	(6)	(17,691)
Other operating income	76	161	2,076	(3,371)	539	75	(9)	604	—	604
Other operating expenses	(212)	(646)	(51)	1,335	(524)	(47)	11	(560)	(229)	(789)
Labor expenses	(514)	(2,027)	(1,274)	—	(8,390)	(75)	—	(8,465)	(25)	(8,490)
Operating taxes and levies	(552)	(102)	(75)	—	(1,923)	(1)	—	(1,924)	—	(1,924)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	228	228
Restructuring costs	—	—	—	—	—	—	—	—	(25)	(25)
Depreciation and amortization of financed assets	—	—	—	—	(55)	—	—	(55)	—	(55)
Depreciation and amortization of right-of-use assets	(158)	(145)	(410)	—	(1,380)	(3)	—	(1,384)	—	(1,384)
Impairment of right-of-use assets	—	—	—	—	—	—	—	—	(57)	(57)
Interests on debts related to financed assets(3)	—	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(3)	(67)	(5)	(9)	—	(120)	—	—	(120)	120	n/a
EBITDAaL(1)	1,964	1,023	(244)	—	12,839	(160)	1	12,680	6	n/a
Significant litigations(1)	—	—	(13)	—	(211)	—	—	(211)	211	n/a
Specific labour expenses(1)	—	2	(9)	—	(12)	—	—	(12)	12	n/a
Fixed assets, investments and businesses portfolio review(1)	6	14	151	—	228	—	—	228	(228)	n/a
Restructuring programs costs(1)	(5)	(9)	(59)	—	(80)	(3)	—	(83)	83	n/a
Acquisition and integration costs(1)	(2)	(6)	(15)	—	(32)	(5)	—	(37)	37	n/a
Depreciation and amortization of fixed assets	(1,011)	(410)	(342)	—	(7,106)	(28)	—	(7,134)	—	(7,134)
Impairment of goodwill	—	—	—	—	—	—	—	—	—	—
Impairment of fixed assets	—	—	(7)	—	(30)	—	—	(30)	—	(30)
Share of profits (losses) of associates and joint ventures	8	1	(9)	—	(2)	—	—	(2)	—	(2)
Elimination of interests on debts related to financed assets(3)	—	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(3)	67	5	9	—	120	—	—	120	(120)	n/a
Operating Income	1,027	621	(538)	—	5,715	(195)	1	5,521	—	5,521
Cost of gross financial debt except financed assets	—	—	—	—	—	—	—	—	—	(1,099)
Interests on debts related to financed assets(3)	—	—	—	—	—	—	—	—	—	(1)
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—	—	—	—	—	(1)
Foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	(103)
Interests on lease liabilities(3)	—	—	—	—	—	—	—	—	—	(120)
Other net financial expenses	—	—	—	—	—	—	—	—	—	11
Finance costs, net	—	—	—	—	—	—	—	—	—	(1,314)
Income Taxes	—	—	—	—	—	—	—	—	—	848
Consolidated net income	—	—	—	—	—	—	—	—	—	5,055

Consolidated financial statements 2022	F-24

1.6    Segment investments

(in millions of euros)	France(1)	Europe
		Spain(1)	Other	Elimina-
			European	tions
			countries(3)	Europe
December 31, 2022
eCAPEX(4)	3,429	863	1,020	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	126	—	56	—
Telecommunications licenses	9	10	664	—
Financed assets	229	—	—	—
Total investments(7)	3,793	873	1,739	—

December 31, 2021
eCAPEX(4)	4,117	980	913	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	—
Telecommunications licenses	264	618	32	—
Financed assets	40	—	—	—
Total investments (7)	4,471	1,598	1,010	—

December 31, 2020
eCAPEX(4)	3,748	969	878	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	136	75	22	—
Telecommunications licenses	876	6	67	—
Financed assets	241	—	—	—
Total investments (7)	5,001	1,050	967	—

(1)	In 2021 and 2020, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2)	Including investments in intangible assets and property, plant and equipment in France for 110 million euros in 2022.
(3)	Other European countries segment includes the contribution of Telekom Romania Communications acquired on September 30, 2021.
(4)	See Note 1.10 for eCAPEX definition.
(5)	Including investments in intangible assets and property, plant and equipment in France for 209 million euros in 2022, 206 million euros in 2021 and 218 million euros in 2020.
(6)	Including investments in intangible assets and property, plant and equipment in France for 325 million euros in 2022, 271 million euros in 2021 and 303 million euros in 2020.
(7)	Including 2,678 million euros for other intangible assets and 6,329 million euros for tangible assets in 2022.

Including 2,842 million euros for other intangible assets and 5,947 million euros for tangible assets in 2021.

Including 2,940 million euros for other intangible assets and 5,848 million euros for tangible assets in 2020.

Consolidated financial statements 2022	F-25

(in millions of euros)	Europe	Africa &	Enterprise(5)	Totem(1)(2)	International	Eliminations	Total	Mobile	Eliminations	Orange
	Total	Middle-East			Carriers	telecom	telecom	Financial	telecom	consolidated
					& Shared	activities	activities	Services	activities/	financial
					Services(1)(6)	and			mobile	statements
						unallocated			financial
						items			services

December 31, 2022
eCAPEX(4)	1,883	1,271	332	142	278	—	7,335	35	—	7,371
Elimination of proceeds from sales of property, plant and equipment and intangible assets	56	99	11	—	55	—	347	—	—	347
Telecommunications licenses	674	377	—	—	—	—	1,060	—	—	1,060
Financed assets	—	—	—	—	—	—	229	—	—	229
Total investments (7)	2,612	1,747	344	142	333	—	8,971	35	—	9,007

December 31, 2021
eCAPEX(4)	1,893	1,064	318	n/a	243	—	7,636	24	—	7,660
Elimination of proceeds from sales of property, plant and equipment and intangible assets	66	5	7	n/a	36	—	163	—	—	163
Telecommunications licenses	650	12	—	n/a	—	—	926	—	—	926
Financed assets	—	—	—	n/a	—	—	40	—	—	40
Total investments (7)	2,609	1,082	325	n/a	279	—	8,766	24	—	8,789

December 31, 2020
eCAPEX(4)	1,847	1,036	339	n/a	133	—	7,102	30	—	7,132
Elimination of proceeds from sales of property, plant and equipment and intangible assets	97	9	23	n/a	180	—	444	—	—	444
Telecommunications licenses	73	20	—	n/a	—	—	969	—	—	969
Financed assets	—	—	—	n/a	—	—	241	—	—	241
Total investments (7)	2,017	1,065	362	n/a	313	—	8,757	30	—	8,787

Consolidated financial statements 2022	F-26

1.7    Segment assets

(in millions of euros)	France(1)	Europe
		Spain(1)	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2022
Goodwill	13,176	2,734	1,852	—
Other intangible assets	4,331	1,994	2,287	—
Property, plant and equipment	16,906	3,640	4,239	—
Right-of-use assets	1,946	1,035	1,023	—
Interests in associates and joint ventures	1,070	—	313	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	12	43	—
Total non-current assets	37,438	9,415	9,755	—
Inventories	429	73	187	—
Trade receivables	2,055	601	1,176	(1)
Other customer contract assets	371	174	425	—
Prepaid expenses	41	373	61	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	789	77	215	—
Total current assets	3,685	1,298	2,064	(1)
Total assets	41,123	10,714	11,819	(1)

December 31, 2021
Goodwill	14,364	3,170	2,910	—
Other intangible assets	4,543	2,259	1,727	—
Property, plant and equipment	16,975	3,834	3,967	—
Right-of-use assets	2,014	1,093	1,104	—
Interests in associates and joint ventures	1,061	—	303	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	16	15	—
Total non-current assets	38,966	10,372	10,025	—
Inventories	438	61	176	—
Trade receivables	2,125	643	1,147	1
Other customer contract assets	379	176	407	—
Prepaid expenses	35	417	69	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	737	72	183	—
Total current assets	3,713	1,368	1,982	1
Total assets	42,679	11,740	12,007	1

December 31, 2020
Goodwill	14,364	6,872	2,640	—
Other intangible assets	4,957	1,852	1,795	—
Property, plant and equipment	16,038	3,750	3,903	—
Right-of-use assets	1,523	1,129	1,052	—
Interests in associates and joint ventures	9	—	5	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	17	25	—
Total non-current assets	36,900	13,619	9,421	—
Inventories	361	57	162	—
Trade receivables	1,975	645	1,046	—
Other customer contract assets	386	154	367	—
Prepaid expenses	53	492	51	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	803	117	79	—
Total current assets	3,578	1,465	1,705	—
Total assets	40,477	15,085	11,126	—

(1)	In 2021 and 2020, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2)	Including intangible and tangible assets for 748 million euros in France in 2022.
(3)	Including intangible and tangible assets in France for 526 million euros in 2022, 564 million euros in 2021 and 573 million euros in 2020.

Consolidated financial statements 2022	F-27

(in millions of euros)	Europe	Africa &	Enterprise		Totem(1)(2)	International		Eliminations	Total	Mobile		Eliminations	Orange
	Total	Middle East				Carriers		telecom	telecom	Financial		telecom	consolidated
						& Shared		activities	activities	Services		activities /	financial
						Services(1)		and				mobile	statements
								unallocated				financial
								items				services

December 31, 2022
Goodwill	4,586	1,420	2,289		1,624	18		—	23,113	—		—	23,113
Other intangible assets	4,280	1,956	577	(3)	6	3,741	(4)	—	14,892	54		—	14,946
Property, plant and equipment	7,879	4,315	417	(3)	943	1,169	(4)	—	31,630	10		—	31,640
Right-of-use assets	2,058	819	438		649	2,002		—	7,912	23		—	7,936
Interests in associates and joint ventures	313	89	3		—	12		—	1,486	—		—	1,486
Non-current assets included in the calculation of net financial debt	—	—	—		—	—		1,390	1,390	—		—	1,390
Other	55	27	36		4	21		1,430	1,583	781	(5)	(27)	2,337
Total non-current assets	19,171	8,626	3,761		3,226	6,964		2,820	82,005	869		(27)	82,847
Inventories	260	127	91		—	141		—	1,048	—		—	1,048
Trade receivables	1,776	954	1,339		272	1,042		(1,200)	6,237	130		(62)	6,305
Other customer contract assets	600	11	588		—	—		—	1,570	—		—	1,570
Prepaid expenses	434	178	125		19	61		(28)	830	22		—	851
Current assets included in the calculation of net financial debt	—	—	—		—	—		10,451	10,451	—		—	10,451
Other	292	1,720	278		13	424		150	3,666	2,931	(6)	(18)	6,579
Total current assets	3,361	2,991	2,421		304	1,668		9,373	23,801	3,083		(81)	26,803
Total assets	22,532	11,616	6,182		3,530	8,631		12,192	105,807	3,951		(108)	109,650

December 31, 2021
Goodwill	6,079	1,465	2,237		n/a	18		—	24,163	28		—	24,192
Other intangible assets	3,985	1,974	622	(3)	n/a	3,728	(4)	—	14,852	88		—	14,940
Property, plant and equipment	7,801	4,113	466	(3)	n/a	1,125	(4)	—	30,479	5		—	30,484
Right-of-use assets	2,197	918	478		n/a	2,074		—	7,681	21		—	7,702
Interests in associates and joint ventures	303	67	2		n/a	6		—	1,440	—		—	1,440
Non-current assets included in the calculation of net financial debt	—	—	—		n/a	—		709	709	—		—	709
Other	31	32	43		n/a	39		1,725	1,878	919	(5)	(27)	2,769
Total non-current assets	20,396	8,569	3,848		n/a	6,990		2,433	81,202	1,062		(27)	82,236
Inventories	237	93	70		n/a	114		—	951	—		—	952
Trade receivables	1,791	833	1,162		n/a	904		(774)	6,040	91		(103)	6,029
Other customer contract assets	583	13	485		n/a	—		—	1,460	—		—	1,460
Prepaid expenses	486	200	95		n/a	53		(30)	839	14		(1)	851
Current assets included in the calculation of net financial debt	—	—	—		n/a	—		10,462	10,462	—		—	10,462
Other	255	1,484	214		n/a	389		163	3,241	2,848	(6)	(9)	6,080
Total current assets	3,351	2,623	2,026		n/a	1,460		9,821	22,994	2,953		(113)	25,834
Total assets	23,747	11,192	5,873		n/a	8,450		12,255	104,196	4,015		(140)	108,071

December 31, 2020
Goodwill	9,512	1,443	2,225		n/a	18		—	27,561	35		—	27,596
Other intangible assets	3,647	2,046	640	(3)	n/a	3,753	(4)	—	15,042	93		—	15,135
Property, plant and equipment	7,653	3,751	488	(3)	n/a	1,139	(4)	—	29,069	6		—	29,075
Right-of-use assets	2,181	921	456		n/a	1,898		—	6,979	30		—	7,009
Interests in associates and joint ventures	5	70	2		n/a	12		—	98	—		—	98
Non-current assets included in the calculation of net financial debt	—	—	—		n/a	—		774	774	—		—	774
Other	42	26	31		n/a	20		1,576	1,704	1,219	(5)	(27)	2,896
Total non-current assets	23,040	8,257	3,840		n/a	6,840		2,350	81,226	1,383		(27)	82,582
Inventories	219	77	57		n/a	100		—	814	—		—	814
Trade receivables	1,691	769	1,081		n/a	890		(761)	5,645	30		(55)	5,620
Other customer contract assets	521	13	317		n/a	—		—	1,236	—		—	1,236
Prepaid expenses	542	131	77		n/a	66		(28)	841	9		(1)	850
Current assets included in the calculation of net financial debt	—	—	—		n/a	—		11,260	11,260	—		—	11,260
Other	197	1,196	200		n/a	386		155	2,937	2,381	(6)	(4)	5,313
Total current assets	3,170	2,185	1,733		n/a	1,442		10,627	22,734	2,421		(61)	25,094
Total assets	26,210	10,442	5,573		n/a	8,282		12,977	103,961	3,804		(88)	107,676

(4)	Including intangible and tangible assets in France for 1,746 million euros in 2022, 1,687 million euros in 2021 and 1,731 million euros in 2020. Intangible assets also include the Orange brand for 3,133 million euros.
(5)	Including 772 million euros of non-current financial assets related to Mobile Financial Services in 2022, 900 million euros in 2021 and 1,210 million euros in 2020 (see Note 17.1.1).
(6)	Including 2,747 million euros of current financial assets related to Mobile Financial Services in 2022 (of which 519 million euros related to trade receivables sold by Orange Spain), 2,385 million euros in 2021 and 2,077 million euros in 2020.

Consolidated financial statements 2022	F-28

1.8    Segment equity and liabilities

(in millions of euros)	France(1)	Europe
		Spain(1)	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2022
Equity	—	—	—	—
Non-current lease liabilities	1,740	961	870	—
Non-current fixed assets payables	468	429	396	—
Non-current employee benefits	1,522	5	18	—
Non-current liabilities included in the calculation of net financial debt	—	—	—	—
Other	347	13	247	—
Total non-current liabilities	4,076	1,408	1,531	—
Current lease liabilities	214	178	194	—
Current fixed assets payables	1,383	451	460	—
Trade payables	2,924	868	971	(1)
Customer contracts liabilities	830	228	513	—
Current employee benefits	1,243	56	125	—
Deferred income	—	67	20	—
Current liabilities included in the calculation of net financial debt	—	—	—	—
Other	763	143	269	—
Total current liabilities	7,357	1,992	2,552	(1)
Total equity and liabilities	11,433	3,399	4,083	(1)

December 31, 2021
Equity	—	—	—	—
Non-current lease liabilities	1,668	1,015	941	—
Non-current fixed assets payables	639	462	165	—
Non-current employee benefits	1,643	5	21	—
Non-current liabilities included in the calculation of net financial debt	—	—	—	—
Other	578	57	327	—
Total non-current liabilities	4,528	1,539	1,454	—
Current lease liabilities	312	193	198	—
Current fixed assets payables	1,402	551	450	—
Trade payables	2,804	782	992	1
Customer contracts liabilities	942	182	518	—
Current employee benefits	1,210	43	111	—
Deferred income	—	84	20	—
Current liabilities included in the calculation of net financial debt	—	—	—	—
Other	795	218	266	—
Total current liabilities	7,465	2,053	2,555	1
Total equity and liabilities	11,993	3,592	4,009	1

December 31, 2020
Equity	—	—	—	—
Non-current lease liabilities	1,238	977	904	—
Non-current fixed assets payables	613	339	186	—
Non-current employee benefits	1,007	9	15	—
Non-current liabilities included in the calculation of net financial debt	—	—	—	—
Other	583	65	302	—
Total non-current liabilities	3,442	1,389	1,407	—
Current lease liabilities	240	277	186	—
Current fixed assets payables	1,564	655	413	—
Trade payables	2,646	987	880	—
Customer contracts liabilities	940	103	303	—
Current employee benefits	1,166	38	101	—
Deferred income	2	114	5	—
Current liabilities included in the calculation of net financial debt	—	—	—	—
Other	670	131	242	—
Total current liabilities	7,229	2,304	2,129	—
Total equity and liabilities	10,670	3,692	3,536	—

(1)	In 2021 and 2020, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2)	Including in 2022, 171 million of euros of non-current financial liabilities, 86 million euros in 2021 and 102 million euros in 2020.
(3)	Including in 2022, 3,034 million euros of current financial liabilities related to Mobile Financial Services activities, 3,161 million euros in 2021 and 3,128 million euros in 2020 (see Note 17.1.2).

Consolidated financial statements 2022	F-29

(in millions of euros)	Europe	Africa &	Enterprise	Totem(1)	International	Eliminations	Total	Mobile		Eliminations	Orange
	Total	Middle-East			Carriers	telecom	telecom	Financial		telecom	consolidated
					& Shared	activities	activities	Services		activities /	financial
					Services(1)	and				mobile	statements
						unallocated				financial
						items				services

December 31, 2022
Equity	—	—	—	—	—	35,589	35,589	(633)		—	34,956
Non-current lease liabilities	1,831	691	320	476	1,820	—	6,879	23		—	6,901
Non-current fixed assets payables	825	188	—	—	—	—	1,480	—		—	1,480
Non-current employee benefits	23	89	242	2	682	—	2,560	7		—	2,567
Non-current liabilities included in the calculation of net financial debt	—	—	—	—	—	32,265	32,265	—		—	32,265
Other	259	96	16	115	43	1,235	2,112	172	(2)	(27)	2,257
Total non-current liabilities	2,939	1,064	579	593	2,545	33,500	45,296	202		(27)	45,471
Current lease liabilities	373	209	134	142	433	—	1,504	4		—	1,509
Current fixed assets payables	911	589	68	9	134	—	3,094	6		—	3,101
Trade payables	1,839	1,307	909	256	942	(1,200)	6,976	153		(62)	7,067
Customer contracts liabilities	740	93	750	9	184	(27)	2,580	—		—	2,579
Current employee benefits	181	88	455	6	421	—	2,394	24		—	2,418
Deferred income	86	40	8	—	10	—	145	5		—	149
Current liabilities included in the calculation of net financial debt	—	—	—	—	—	4,759	4,759	—		(6)	4,753
Other	412	2,031	311	11	572	(630)	3,470	4,190	(3)	(12)	7,647
Total current liabilities	4,542	4,358	2,636	432	2,696	2,901	24,922	4,382		(81)	29,223
Total equity and liabilities	7,481	5,422	3,215	1,026	5,240	71,989	105,807	3,951		(108)	109,650

December 31, 2021
Equity	—	—	—	n/a	—	35,806	35,806	(445)		—	35,361
Non-current lease liabilities	1,956	805	378	n/a	1,863	—	6,669	27		—	6,696
Non-current fixed assets payables	627	104	—	n/a	—	—	1,370	—		—	1,370
Non-current employee benefits	26	80	277	n/a	760	—	2,787	11		—	2,798
Non-current liabilities included in the calculation of net financial debt	—	—	—	n/a	—	32,083	32,083	—		—	32,083
Other	385	74	20	n/a	52	1,312	2,421	93	(2)	(27)	2,487
Total non-current liabilities	2,993	1,063	676	n/a	2,675	33,395	45,330	131		(27)	45,434
Current lease liabilities	391	181	106	n/a	375	—	1,364	4		—	1,369
Current fixed assets payables	1,001	543	58	n/a	107	—	3,110	1		—	3,111
Trade payables	1,774	1,139	771	n/a	969	(774)	6,684	157		(103)	6,738
Customer contracts liabilities	700	130	599	n/a	170	(28)	2,513	—		(1)	2,512
Current employee benefits	154	82	446	n/a	395	—	2,289	27		—	2,316
Deferred income	104	31	35	n/a	9	(2)	176	3		—	180
Current liabilities included in the calculation of net financial debt	—	—	—	n/a	—	3,549	3,549	—		(4)	3,545
Other	485	1,833	278	n/a	570	(587)	3,374	4,136	(3)	(5)	7,505
Total current liabilities	4,609	3,939	2,294	n/a	2,595	2,158	23,060	4,329		(113)	27,276
Total equity and liabilities	7,602	5,002	2,970	n/a	5,270	71,360	104,196	4,015		(140)	108,071

December 31, 2020
Equity	—	—	—	n/a	—	37,413	37,413	(213)		—	37,200
Non-current lease liabilities	1,881	825	346	n/a	1,553	—	5,843	31		—	5,875
Non-current fixed assets payables	525	153	—	n/a	—	—	1,291	—		—	1,291
Non-current employee benefits	23	72	216	n/a	656	—	1,975	8		—	1,984
Non-current liabilities included in the calculation of net financial debt	—	—	—	n/a	—	30,858	30,858	—		—	30,858
Other	367	69	39	n/a	44	990	2,092	110	(2)	(27)	2,175
Total non-current liabilities	2,796	1,119	602	n/a	2,253	31,847	42,059	150		(27)	42,182
Current lease liabilities	463	141	118	n/a	529	—	1,491	5		—	1,496
Current fixed assets payables	1,068	523	60	n/a	135	(1)	3,349	—		—	3,349
Trade payables	1,867	1,066	745	n/a	848	(761)	6,411	120		(55)	6,475
Customer contracts liabilities	405	126	422	n/a	119	(27)	1,985	—		(1)	1,984
Current employee benefits	138	72	415	n/a	374	—	2,166	27		—	2,192
Deferred income	119	36	1	n/a	6	—	165	—		—	165
Current liabilities included in the calculation of net financial debt	—	—	—	n/a	—	5,207	5,207	—		(2)	5,205
Other	373	1,435	257	n/a	900	80	3,714	3,715	(3)	(2)	7,427
Total current liabilities	4,432	3,398	2,019	n/a	2,911	4,498	24,488	3,867		(61)	28,294
Total equity and liabilities	7,229	4,517	2,622	n/a	5,165	73,757	103,960	3,804		(88)	107,676

Consolidated financial statements 2022	F-30

1.9    Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

	2022
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	consoli-
			Services	activities /	dated financial
				mobile financial	statement
(in millions of euros)				services
Operating activities
Consolidated net income	2,810		(194)	—	2,617
Non-monetary items and reclassified items for presentation	13,283		14	1	13,298
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(108)		(0)	—	(108)
Decrease (increase) in trade receivables, gross	(209)		(39)	(41)	(289)
Increase (decrease) in trade payables	260		(4)	41	297
Changes in other customer contract assets and liabilities	(26)		-	1	(26)
Changes in other assets and liabilities	(201)		(465)	—	(666)
Other net cash out
Operating taxes and levies paid	(1,907)		1	—	(1,906)
Dividends received	13		—	—	13
Interest paid and interest rates effects on derivatives, net	(962)	(1)	—	(1)	(963)
Income tax paid	(1,033)		—	—	(1,033)
Net cash provided by operating activities (a)	11,921	(2)	(686)	—	11,235
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,251)		(31)	—	(8,282)
Purchases of property, plant and equipment and intangible assets	(8,742)		(35)	—	(8,777)
Increase (decrease) in fixed assets payables	165		5	—	170
Investing donations received in advance	1		—	—	1
Sales of property, plant and equipment and intangible assets	324		—	—	324
Cash paid for investment securities, net of cash acquired	(57)		—	—	(58)
Investments in associates and joint ventures	(10)		—	—	(10)
Purchases of equity securities measured at fair value	(34)		—	—	(34)
Proceeds from sales of investment securities, net of cash transferred	12		—	—	12
Other proceeds from sales of investment securities at fair value	5		—	—	5
Other decrease (increase) in securities and other financial assets	(2,289)		206	2	(2,081)
Net cash used in investing activities (b)	(10,625)		175	2	(10,448)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,809		—	—	1,809
Medium and long-term debt redemptions and repayments	(1,088)	(4)	—	—	(1,088)
Increase (decrease) of bank overdrafts and short-term borrowings	(367)		(32)	(2)	(400)
Decrease (increase) of cash collateral deposits	673		99	—	771
Exchange rates effects on derivatives, net	(91)		—	—	(91)
Other cash flows
Repayments of lease liabilities	(1,514)		(4)	—	(1,519)
Subordinated notes issuances (purchases) and other related fees	(451)		—	—	(451)
Coupon on subordinated notes	(213)		—	—	(213)
Proceeds (purchases) from treasury shares	14		—	—	14
Capital increase (decrease) - non-controlling interests	—		—	—	—
Capital increase (decrease) - telecom activities / mobile financial services (6)	(173)		173	—	—
Changes in ownership interests with no gain / loss of control	(11)		—	—	(11)
Dividends paid to owners of the parent company	(1,861)		—	—	(1,861)
Dividends paid to non-controlling interests	(304)		—	—	(304)
Net cash used in financing activities (c)	(3,577)		236	(2)	(3,343)
Cash and cash equivalents in the opening balance	8,188		433	—	8,621
Cash change in cash and cash equivalents (a) + (b) + (c)	(2,281)		(275)	—	(2,556)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(61)		—	—	(61)
Cash and cash equivalents in the closing balance	5,846		158	—	6,004

Consolidated financial statements 2022	F-31

	2021
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	consoli-
			Services	activities /	dated financial
				mobile financial	statement
(in millions of euros)				services
Operating activities
Consolidated net income	958		(181)	—	778
Non-monetary items and reclassified items for presentation	14,504		86	1	14,592
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(126)		—	—	(126)
Decrease (increase) in trade receivables, gross	37		(21)	47	64
Increase (decrease) in trade payables	47		37	(47)	36
Changes in other customer contract assets and liabilities	140		—	—	140
Changes in other assets and liabilities	21		(313)	—	(292)
Other net cash out
Operating taxes and levies paid	(1,874)		(6)	—	(1,880)
Dividends received	12		-	—	12
Interest paid and interest rates effects on derivatives, net	(1,130)	(1)	(3)	(1)	(1,134)
Income tax paid	(955)		1	—	(954)
Net cash provided by operating activities (a)	11,636	(2)	(399)	—	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(8,557)		(23)	—	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)		(24)	—	(8,749)
Increase (decrease) in fixed assets payables	(73)		1	—	(72)
Investing donations received in advance	24		—	—	24
Sales of property, plant and equipment and intangible assets	217		—	—	217
Cash paid for investment securities, net of cash acquired	(210)		(1)	—	(211)
Investments in associates and joint ventures	(3)		—	—	(3)
Purchases of equity securities measured at fair value	(75)		—	—	(76)
Proceeds from sales of investment securities, net of cash transferred	891		—	—	891
Other proceeds from sales of investment securities at fair value	95		—	—	95
Other decrease (increase) in securities and other financial assets	1,632		274	2	1,908
Net cash used in investing activities (b)	(6,227)		249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523		27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572)	(4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148		(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973		15	—	988
Exchange rates effects on derivatives, net	201		—	—	201
Other cash flows
Repayments of lease liabilities	(1,621)		(4)	—	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)		—	—	(311)
Coupon on subordinated notes	(238)		—	—	(238)
Proceeds (purchases) from treasury shares	(199)		—	—	(199)
Capital increase (decrease) – non-controlling interests	1		4	—	5
Capital increase (decrease) - telecom activities / mobile financial services (6)	(317)		317	—	—
Changes in ownership interests with no gain / loss of control	(403)		—	—	(403)
Dividends paid to owners of the parent company	(2,127)		—	—	(2,127)
Dividends paid to non-controlling interests	(218)		—	—	(218)
Net cash used in financing activities (c)	(5,160)		328	(2)	(4,834)
Cash and cash equivalents in the opening balance	7,891		254	—	8,145
Cash change in cash and cash equivalents (a) + (b) + (c)	249		177	—	427
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	48		2	—	50
Cash and cash equivalents in the closing balance	8,188		433	—	8,621

Consolidated financial statements 2022	F-32

	2020
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	consoli-
			Services	activities /	dated
				mobile financial	financial
(in millions of euros)				services	statement
Operating activities
Consolidated net income	5,252		(196)	—	5,055
Non-monetary items and reclassified items for presentation	10,238		70	1	10,309
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	72		—	—	72
Decrease (increase) in trade receivables, gross	(483)		(28)	23	(488)
Increase (decrease) in trade payables	(85)		(14)	(22)	(122)
Changes in other customer contract assets and liabilities	(40)		—	(1)	(41)
Changes in other assets and liabilities	36		(98)	—	(62)
Other net cash out
Operating taxes and levies paid	(1,931)		2	—	(1,929)
Dividends received	6		—	—	6
Interest paid and interest rates effects on derivatives, net	(1,265)	(1)	2	(1)	(1,264)
Tax dispute for fiscal years 2005-2006	2,246		—	—	2,246
Income tax paid excluding the effect of the fiscal litigation for years 2005-2006	(1,085)		(1)	—	(1,086)
Net cash provided by operating activities (a)	12,961	(2)	(263)	(1)	12,697
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(7,146)		(30)	—	(7,176)
Purchases of property, plant and equipment and intangible assets	(8,516)		(30)	—	(8,546)
Increase (decrease) in fixed assets payables	958		—	—	958
Investing donations received in advance	39		—	—	39
Sales of property, plant and equipment and intangible assets	374		—	—	374
Cash paid for investment securities, net of cash acquired	(16)		(32)	—	(49)
Investments in associates and joint ventures	(7)		—	—	(7)
Purchases of equity securities measured at fair value	(65)		(1)	—	(67)
Sales of investment securities, net of cash transferred	5		14	—	19
Decrease (increase) in securities and other financial assets	1,596		121	(2)	1,716
Net cash used in investing activities (b)	(5,634)		72	(2)	(5,564)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,694		—	—	2,694
Medium and long-term debt redemptions and repayments	(3,476)	(4)	—	—	(3,476)
Increase (decrease) of bank overdrafts and short-term borrowings	(299)	(5)	(116)	2	(413)
Decrease (increase) of cash collateral deposits	(749)		1	—	(747)
Exchange rates effects on derivatives, net	37		—	—	37
Other cash flows
Repayments of lease liabilities	(1,394)		(4)	—	(1,398)
Subordinated notes issuances (purchases) and other related fees	(12)		—	—	(12)
Coupon on subordinated notes	(280)		—	—	(280)
Proceeds (purchases) from treasury shares	7		—	—	7
Capital increase (decrease) - non-controlling interests	2		—	—	2
Capital increase (decrease) - telecom activities / mobile financial services (6)	(197)		197	—	—
Changes in ownership interests with no gain / loss of control	(3)		—	—	(3)
Dividends paid to owners of the parent company	(1,595)		—	—	(1,595)
Dividends paid to non-controlling interests	(225)		(1)	—	(226)
Net cash used in financing activities (c)	(5,490)		78	2	(5,410)
Cash and cash equivalents in the opening balance	6,112		369	—	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	1,839		(115)	—	1,724
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(59)		—	—	(59)
Cash and cash equivalents in the closing balance	7,891		254	—	8,145

(1)	Including interests paid on lease liabilities for (141) million euros in 2022, (119) million euros in 2021 and (131) million euros in 2020 and interests paid on financed asset liabilities for (3) million euros in 2022 and (1) million euros in 2021 and 2020.
(2)	Including significant litigations paid and received for (20) million euros in 2022, (306) million euros in 2021 and 2,217 million euros in 2020.
(3)	Including telecommunication licenses paid for (981) million euros in 2022, (717) million euros in 2021 and (351) million euros in 2020.
(4)	Including repayments of debts relating to financed assets for (97) million euros in 2022, (80) million euros in 2021 and (60) million euros in 2020.
(5)	Including redemption of subordinated notes reclassified in 2019 as short-term borrowings of (500) million euros in 2020.
(6)	Including Orange Bank's share capital invested by Orange group for 150 million euros in 2022, 300 million euros in 2021 and 197 million euros in 2020.

Consolidated financial statements 2022	F-33

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	2022	2021	2020
Net cash provided by operating activities (telecom activities)	11,921	11,636	12,961
Purchases (sales) of property, plant and equipment and intangible assets	(8,251)	(8,557)	(7,146)
Repayments of lease liabilities	(1,514)	(1,621)	(1,394)
Repayments of debts relating to financed assets	(97)	(80)	(60)
Elimination of telecommunication licenses paid	981	717	351
Elimination of significant litigation paid (and received) (1)	20	306	(2,217)
Organic cash flow from telecom activities	3,058	2,401	2,494

(1)	In 2020, including the tax proceeds of 2,246 million euros relating to the tax dispute for fiscal years 2005-2006.

1.10    Definition of operating segments and performance indicators

Accounting policies

Segment information

Decisions regarding the allocation of resources and the assessment of the performance of Orange (hereinafter referred to as “the Group”) are made by the Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

–   France (excluding Enterprise);

–   Spain and each of the Other European countries (including the Poland, Belgium and Luxembourg business segments and each of the Central European countries). The Europe aggregate thus includes all the business segments in this region;

–   the Sonatel sub-group (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire sub-group (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa & Middle-East. The Africa & Middle-East aggregate thus presents all the business segments in this region;

–   Enterprise, which combines communication solutions and services as well as integration and information technology services for businesses in France and around the world (including the cybersecurity activity);

–   Totem, which combines the activities of the European TowerCo and operates a portfolio of some 27,000 tower sites in France and Spain;

–   International Carriers & Shared Services (IC&SS) activities, which includes certain resources, mainly in the areas of networks, information systems, Research and Development and other shared Group activities, as well as the Orange brand;

–   Mobile Financial Services, which includes Orange Bank.

The use of shared resources, mainly provided by International Carriers & Shared Services, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in the other income of the service provider, and the use of these resources is included in the expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results presented from one fiscal year to another.

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

EBITDAaL relates to operating income before depreciation and amortization of fixed assets, effects resulting from takeovers, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interest on lease liabilities and on debt relating to financed assets, adjusted for:

–   significant litigation effects;

–   specific labor expenses;

Consolidated financial statements 2022	F-34

–   review of fixed assets, investments and business portfolio;

–   restructuring program costs;

–   acquisition and integration costs;

–   where appropriate, other specific items.

This measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

–   significant litigation: significant litigation expenses relate to risk reassessments regarding various disputes. The associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occur over a different period from the activities at the source of the litigation. Costs are by nature difficult to predict in terms of their source, amount and period;

–   specific labor expenses: irrespective of any departure plans included in restructuring program costs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

–   review of fixed assets, investments and business portfolio: the Group conducts an ongoing review of its fixed assets, investments and business portfolio. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

–   restructuring program costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

–   acquisition and integration costs: the Group incurs costs directly related to the acquisition of entities and their integration in the months following their acquisition. These are primarily fees, registration costs and earn-outs;

–   where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or cash flows provided by operating activities.

eCAPEX relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets. It is used internally as an indicator to allocate resources. eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash flows provided by telecom activities minus (i) repayment of lease liabilities and debt related to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and significant litigation paid (and received). Organic cash flow is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

Assets and liabilities

Inter-segment assets and liabilities are reported in each business segment.

Non-allocated assets and liabilities of telecom activities mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities and equity. Financial debt and investments between these segments are presented as unallocated items.

For Mobile Financial Services, the line “Other” includes the assets and liabilities listed above as well as loans and receivables and payables related to Mobile Financial Services transactions.

The other accounting policies are presented within each note to which they refer.

Note 2    Description of business and basis of preparation of the consolidated financial statements

2.1    Description of business

Orange provides B2C and B2B customers and other telecommunication operators with a wide range of connectivity services, including fixed telephony, mobile telecommunication, data transmission and other value-added services, including Mobile Financial Services. In addition to its role as a supplier of connectivity, the Group provides enterprise services, primarily solutions in the fields of digital work, security and improving business line processes.

Consolidated financial statements 2022	F-35

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

2.2    Basis of preparation of the financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 15, 2023 and will be submitted for approval by the Shareholders' Meeting on May 23, 2023.

The 2022 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures are presented for 2021 and 2020 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group’s financial statements. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2022 financial data are based on:

–   all the standards and interpretations endorsed by the European Union that were compulsory at December 31, 2022;

–   the options taken relating to the date and methods of first-time adoption (see 2.3 below);

–   the recognition and measurement options allowed under IFRS:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories according to the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net operating cash flows
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or according to the portion of the identifiable net assets of the acquired entity

–     accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests:
change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, the Group's management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

–  present a true and fair view of the Group’s financial position, financial performance and cash flows;

–  reflect the economic substance of transactions;

–  are neutral;

–  are prepared on a prudent basis; and

–  are complete in all material respects.

2.3    New standards and interpretations applied from January 1, 2022

Only the amendments of the standards applicable to the Group whose effective date is January 1, 2022 are described below.

2.3.1      Amendment to IAS 16: Proceeds before intended use

The amendment clarifies that an entity is not permitted to recognize any revenue from the sale of items produced as a deduction from the cost of the fixed asset while preparing the asset for its intended use. The proceeds from selling such items are recognized in the income statement. This amendment was adopted by the Group on January 1, 2022 and has had no material effect on Orange’s consolidated financial statements.

2.3.2      Amendment to IAS 37: Onerous contracts – cost of fulfilling a contract

The clarifications provided by the amendment concern the incremental costs of fulfilling an onerous contract to be taken into account in the amount of the provision, namely the costs of direct labor and materials and the allocation of other costs directly related to the contract, for example the

Consolidated financial statements 2022	F-36

depreciation expense relating to a fixed asset used in fulfilling the contract. The Group adopted this amendment on January 1, 2022 and did not identify any material impacts during implementation of this amendment.

2.3.3      IFRS IC decision on implementation costs of a cloud computing agreement – IAS 38

The IFRS IC has specified the cases in which configuration and adaptation costs for software acquired as part of SaaS (“Software as a Service”) may be capitalized as intangible assets. In accordance with this decision, only services that result in the creation of an additional code controlled by the customer may be capitalized. Other services would be recognized as expenses for the period or as prepaid expenses. The method used to expense the implementation costs of the Group’s SaaS contracts complies with the accounting provisions set out by the IFRS IC in its decision.

2.3.4      Annual Improvements to IFRSs 2018–2020 Cycle

The 2018–2020 cycle of annual improvements to IFRSs resulted in the IASB making minor amendments or clarifications to the standards:

–   IFRS 1 “First-time Adoption of International Financial Reporting Standards”

–   IFRS 9 “Financial Instruments”

–   IFRS 16 “Leases”

–   IAS 41 “Agriculture.”

The changes to the above standards have no impact on the consolidated financial statements of the Orange group, either because they do not apply to the Group or because they clarify accounting treatments already adopted by the Group.

2.4    Standards and interpretations compulsory after December 31, 2022 with no early adoption

2.4.1      Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard clarifies the current requirements of IAS 1 on the classification of liabilities in an entity’s balance sheet. This amendment is not expected to have a significant impact on the Group’s statement of financial position. However, the implementation of this amendment could lead to the reclassification of certain liabilities from current to non-current, and vice versa. The date of entry into force of this amendment is January 1, 2024.

2.4.2      Amendment to IAS 1: Disclosure of accounting policies

The amendment to the standard indicates that an entity must now disclose their material accounting policies rather than their significant accounting policies. This amendment should only marginally change the information provided by the Group in its notes to the consolidated financial statements. The date of entry into force of this amendment is January 1, 2023.

2.4.3      Amendment to IAS 8: Definition of accounting estimates

The amendment to the standard revised the definition of accounting estimates without changing the concept. This amendment is not expected to have any impact on the Group’s consolidated financial statements and will only marginally change the information provided by the Group in its notes to the consolidated financial statements. The date of entry into force of this amendment is January 1, 2023.

2.4.4      Amendment to IAS 12: Taxes — Deferred tax related to assets and liabilities acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible temporary differences.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right-of-use asset are recognized under IFRS 16 at the inception of a lease. The Group's accounting policies are already aligned with the proposals of the amendment. The provisions of this amendment will apply as of January 1, 2023.

2.4.5      IFRS 17 and amendments to IFRS 9 “Insurance Contracts”

The Group is not subject to the provisions of the new IFRS 17 on the recognition and measurement of insurance contracts. The amendment to IFRS 9 proposes provisions enabling the disclosure of comparative information to companies adopting IFRS 17 for the first time. The date of entry into force of this standard and the IFRS amendment is January 1, 2023.

2.4.6      Amendment to IFRS 16 “Leases” – Lease liability in a sale and leaseback

The amendment introduces a new concept requiring variable rents to be taken into account when calculating the lease liability arising in a sale and leaseback transaction. Subsequent changes in variable rents will not result in the recognition of a gain or loss on the right-of-use, as the changes only impact the lease liability and the income statement for the difference between the reduction of the lease liability and the actual rents to be paid. The number of transactions resulting in a sale and leaseback remains limited in the Group and generally does not include a significant proportion of variable rent. The Group is completing its analysis before confirming that the implementation of this amendment should not have a material impact on its financial position. The provisions of this amendment will apply as of January 1, 2024.

Consolidated financial statements 2022	F-37

2.5    Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of fixed assets	X	X
8.4	Other intangible assets	X	X
8.5	Property,plant and equipment	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Related-party transactions	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X
20	Scope		X
(1)	See Notes 2.5.1 and 2.5.2

Consolidated financial statements 2022	F-38

2.5.1      Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 3 and 20	Control

Exercise of judgment in certain circumstances with respect to the existence or not of control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Sales	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 18	Purchases and other expenses, tax and litigation

Litigation (including tax disputes and audits): measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

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

2.5.2      Use of estimates

In preparing the Group's financial statements, Orange's management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2022 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Notes 4, 14 and 17	Sales	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 18	Risk of resources outflow linked to litigation (including tax disputes and audits) Onerous contracts	Underlying assumptions of the assessment of legal and tax positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, property, plant and equipment and intangible assets interests in associates and joint ventures)

Sensitivity to the discount rate, perpetual growth rate and business plan assumptions affecting expected cash flows (revenue, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the time frame for recovering deferred tax assets when a tax entity returns to profit or when tax legislation limits the use of tax loss carryforwards
Note 8	Fixed assets

Assessing the useful life of assets based on changes in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Site dismantling and restoration provisions: dismantling time frame, discount rate, expected cost

Note 9	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease Determination of the term of certain leases
Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 14 and 17	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, assessment of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 14).

Consolidated financial statements 2022	F-39

2.5.3      Consideration of climate change risks

Natural disasters and other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange group's facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g. floods, storms and heat waves) continue to increase, which could aggravate claims and increase the related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Orange group and thus affect its financial position and outlook.

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Group's commitment to Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group's activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will requires the Group to better assess the risks to which it is exposed. The Group has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2022, the Group had not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

2.5.4      Changes in the macroeconomic environment

The judgment and the estimates made by the Group also take specific events into account. In the context of the war in Ukraine, the Group has paid particular attention to:

–   possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

–   consequences of changes in market data on the valuation of certain Group assets and liabilities;

–   price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Provided that the conflict does not spread to other geographical areas, and given the Group’s limited presence in Ukraine as well as in Russia and Belarus, the direct impacts on the Group’s financial statements remain limited.

Note 3    Gains and losses on disposal and main changes in scope of consolidation

3.1    Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	Note	2022	2021	2020
Gains (losses) on disposal of fixed assets	8.1	159	52	221
Gains (losses) on disposal of investments and activities	3.2	74	2,455	7
Gain (losses) on disposal of fixed assets, investments and activities		233	2,507	228

3.2    Main changes in the scope of consolidation

Changes in the scope of consolidation during 2022

Merger by incorporation of Deezer by the SPAC I2PO and initial public offering of the global music streaming platform

On April 19, 2022, I2PO, a SPAC (special purpose acquisition company) publicly traded since July 2021, and Deezer (the global music and audio streaming platform) announced that they had reached a definitive agreement for a business combination.

On July 4, 2022, Deezer’s shareholders contributed their shares to the SPAC in exchange for newly issued shares of the latter. A capital increase was carried out at the same time.

The merged entity, renamed Deezer, was floated on the stock exchange on July 5, 2022, and is now listed on the professional compartment of the Euronext Paris regulated market. Before the initial public offering, the transaction valued Deezer’s shares at 1.05 billion euros.

Prior to the transaction, the Group held an equity interest of 10.42% in Deezer and exercised a significant influence over the entity due to its presence on the Board of Directors.

After the transaction, Orange holds 8.13% of the new entity and no longer exercises a significant influence. Pursuant to IAS 28 and IFRS 9, the transaction entailed the disposal of all of Deezer’s interests in associates and joint ventures and the purchase at fair value of 9,061,723 shares in the new entity. Orange also purchased 500,000 additional shares by participating in the capital increase that followed the merger.

The Deezer shares had been fully impaired in the Group’s financial statements and the fair value of the I2PO shares was calculated on the basis of the price proposed for the initial public offering of July 5, 2022, i.e. 8.50 euros per share.

This transaction thus resulted in the Orange group recognizing a gain on disposal of 77 million euros in the income statement for the second half-year.

The shares of the new entity are presented in the balance sheet as investment securities at fair value through other comprehensive income. The fair value at the closing date corresponds to the stock market price at December 31, 2022 (2.92 euros). This led to a decrease in fair value of (54) million euros recognized in other comprehensive income.

Consolidated financial statements 2022	F-40

Ongoing transactions at December 31, 2022

Signing of an agreement between Orange and MásMóvil to combine their activities in Spain

Following exclusive negotiations that began on March 8, 2022, Orange and MásMóvil signed an agreement on July 23 relating to the combination of their activities in Spain (excluding Totem Espagne and MásMóvil Portugal). This business combination will take the form of a 50-50 joint venture, co-controlled by Orange and Lorca JVCo, with equal governance rights in the new company.

The transaction is based on an enterprise value of 18.6 billion euros, of which 7.8 billion euros for Orange Espagne and 10.9 billion euros for MásMóvil. The transaction is supported by a 6.6 billion euros of non-recourse debt package that will finance among other things, an upfront payment of 5.85 billion euros to Orange and to the shareholders of MásMóvil (Lorca JVCo). This distribution to the shareholders will be asymmetric as it also embeds an equalization payment in favor of Orange. MásMóvil’s existing debt will remain in place.

The agreement includes the right of both parties to trigger an initial public offering (IPO) after a pre-defined period and under certain conditions, with an option for the Orange group to take control and thus fully consolidate the new entity created in the event of an IPO. The Group cannot either be forced to sell its stake or to exercise this option.

This joint venture between MásMóvil and Orange will create a sustainable player with the financial capacity and scale to continue investing to foster the future of infrastructure competition in Spain for the benefit of consumers and businesses.

This joint venture between two complementary businesses will lead to significant efficiency gains, allowing the combined company to accelerate investments in FTTH and 5G that will benefit Spanish consumers and businesses.

On completion of the transaction, the joint venture would then be consolidated using the equity method in the Orange group’s financial statements (due to Orange’s loss of exclusive control over the activities concerned).

This transaction is subject to the approval of the European Commission and other competent administrative, regulatory and competition authorities and to the relevant and/or contractual conditions precedent. It is expected to complete in the second half of 2023.

In view of the progress of the transaction and the need to obtain the green light from the relevant competition and administrative authorities, the Group considers that the IFRS 5 criteria relating to the classification of the assets concerned as “discontinued operations” are not met at December 31, 2022

Signing of an agreement with Nethys for the acquisition of a majority block of approximately 75% of the capital of VOO in Belgium

On December 24, 2021, Orange Belgium announced the signing of an agreement to acquire 75% of the capital minus one share of VOO SA. This transaction is intended to support Orange Belgium’s national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO’s MVNO business to the Orange Belgium network.

Completion of the transaction is subject to customary conditions precedent, including the approval of the European Commission, expected in the first quarter of 2023. The transaction values VOO SA at an enterprise value of 1.8 billion euros for 100% of the capital.

At the end of the transaction, Nethys will retain a minority interest in VOO and governance rights to ensure the completion of the industrial and social project. The transaction also includes the option for Nethys to convert its stake in VOO into Orange Belgium shares.

Changes in the scope of consolidation during 2021

Disposal of 50% of the capital of Orange Concessions

On November 3, 2021, after receiving final approvals from the antitrust and local authorities, the Orange group sold a 50% stake in Orange Concessions to the HIN consortium (bringing together La Banque des Territoires, CNP Assurances and EDF Invest) for an amount of 1,053 million euros, resulting in the loss of Orange's exclusive control over this entity and its subsidiaries. In accordance with standard practice in this type of transaction, the amount received by Orange is subject to price adjustments in the months following the transaction.

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

Following this transaction, Orange Concessions is 50% owned by Orange and 50% owned by the consortium, which have joint control over this entity, which combines 24 subsidiaries that hold Public Initiative Networks (PIN) contracts with local authorities in mainland France and the French overseas territories.

This investment has been accounted for using the equity method since November 3, 2021. The fair value of the remaining stake retained by the Orange group (corresponding to 50% of the capital of Orange Concessions) amounted to 1,053 million euros at the transaction date (see Note 11 "Interests in associates and joint ventures").

This transaction was reflected in the Group's consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions' shares to the Consortium	1,053
Reameasurement at fair value of remaining interests held by Orange	1,053
Fair value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a)+(b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

Consolidated financial statements 2022	F-41

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions' shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

(in millions of euros)	At disposal date

Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94

Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

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

Below are the effects of the disposal of FiberCo's shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

Consolidated financial statements 2022	F-42

The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date

Assets	297
Tangible assets	87
Operating taxes assets	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

●	an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026,
●	a call option for an additional stake of approximately 1% in Światłowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

As of August 31, 2021, Światłowód Inwestycje became a jointly controlled entity with the APG Group accounted for using the equity method (see Note 11 "Interests in associates and joint ventures").

Completion of the purchase price allocation for Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority block in Telekom Romania Communications and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros. This transaction aims to accelerate Orange Romania's ambitions to become a major convergent operator for customers in the Romanian market.

In accordance with standard practice in this type of transaction, the amount paid by Orange Romania was subject to price adjustments in the months following the transaction.

(in millions of euros)	At acquisition date
Acquisition cost	296
Acquisition cost adjustment	(11)
Cash acquired	(90)
Cash paid for investment securities, net of cash acquired	195

In accordance with IFRS 3 – Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was finalized in the 2022 fiscal year. The final purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share(1)	285
Fair value of the non-controlling interests	245
Acquisition price (a)	530
Net book value acquired	261
Effects of fair value measurement:
Tangible assets(2)	261
Customer relationship	29
Other intangibles	2
Others	(3)
Net deferred tax	(20)
Net asset remeasured at fair value (b)	530
Goodwill (a)-(b)	—

(1) The amount paid by Orange Romania as of September 30, 2021 had been subject to price adjustments in the months following the transaction.

(2) The fair value measurement of property, plant and equipment mainly relates to land and buildings.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange.

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer for 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to April 23, 2021 and then voluntarily reopened from April 28 to May 4, under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounted to 316 million euros. This share offer did not change the Orange group's pre-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the Consolidated Financial Statements, this transaction resulted in an effect of (316) million euros on equity (including (172) million euros relating to the portion attributable to owners of the parent company and (144) million euros relating to the portion attributable to minority shareholders).

The cash paid out to acquire these minority interests in Orange has been presented in the financing flows in the statement of cash flows.

Consolidated financial statements 2022	F-43

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

Following this public buyout offer and the acquisition of the remaining share capital over the second half of the year for an amount of (4) million euros, Orange now holds 100% of the shares of Business & Decision.

Consolidated financial statements 2022	F-44

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

–  power over the investee; and

–  exposure, or rights, to variable returns from its involvement with the investee; and

–  the ability to use its power over the investee to affect the amount of its returns.

IFRS 10 requires the exercise of judgment and continuous assessment of the control situation.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 20, which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date are taken into account.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

–  the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of a contingent consideration are accounted for either through profit or loss or in equity, in accordance with the applicable standards, facts and circumstances;

–  goodwill is the difference between the consideration transferred, plus the non-controlling interests and the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair value measurements of the identifiable assets mainly relate to licenses, customer bases and brands (which cannot be capitalized when developed in-house), generating associated deferred tax. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the “Greenfield” method for the valuation of licenses, the “relief from royalty” method for the valuation of brands and the “excess earnings” method for customer bases).

For each takeover involving an equity investment below 100%, the fraction of the interest not acquired (non-controlling interests) is measured:

–  either at its fair value, in which case goodwill is recognized for the portion relating to non-controlling interests;

–  or proportionate to its share of the acquiree's identifiable net assets: in which case, goodwill is only recognized for the portion acquired.

Costs directly attributable to the acquisition are recognized directly in operating expenses in the period in which they are incurred.

When a takeover is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Loss of exclusive control resulting from the partial disposal of consolidated shares

A loss of exclusive control by the Group over one of its subsidiaries results in the recognition in profit or loss of a capital gain or loss on the disposal, and in the remeasurement at fair value of the residual interest retained in accordance with the requirements of IFRS 10 applicable in the event of a loss of control.

Loss of significant influence or joint control leading to the discontinuation of the equity method while retaining a residual interest

A loss of significant influence or joint control by the Group over one of its associates or joint ventures while retaining a residual interest results in the recognition in profit or loss of a capital gain or loss on the disposal of the shares sold, and, in accordance with the provisions of IAS 28, the remeasurement at fair value of the residual interest retained. The fair value of the retained interest constitutes the entry value of the financial asset within the scope of IFRS 9.

Internal transfer of consolidated shares

The IFRS do not address the accounting treatment of a transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

–  the transferred shares are carried at historical cost and the gain or loss on disposal is fully eliminated in the acquirer’s accounts;

–  the non-controlling interests are adjusted to reflect the change in their share in equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

–  the management is committed to a plan to sell;

–  the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

–  the disposal is highly likely to take place within 12 months.

Consolidated financial statements 2022	F-45

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entity concerned on a separate line in the statement of financial position: "Assets/Liabilities held for sale," at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale is a major component of a business segment, its contribution to the income statement is presented separately below “net income from continuing operations” and its cash flow contribution is presented in the statement of cash flows.

Note 4   Sales

4.1    Revenue

Revenue is presented by category and segment in Note 1. The breakdown of revenue by type is as follows:

–  Convergent services: these include revenue from convergent services in the B2C market (combined Internet + Mobile offers);

–  Mobile-only services: mobile-only services revenue includes call revenues (voice, SMS and data), mainly outgoing, excluding convergent services (see below);

–  Fixed-only services: revenue from fixed-only services includes revenue from retail sales of fixed broadband and narrowband services, excluding convergent services (see below) and B2B fixed solutions and networks services, including voice and data services;

–  IT & Integration Services: these services include unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, video conferencing offers and equipment sales related to the above products and services;

–  Services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international roaming), from Mobile Virtual Network Operators (MVNO) and from network sharing;

–  Equipment sales: equipment sales include all sales of equipment (mobile devices, broadband equipment, connected devices and accessories) with the exception of equipment sales related to IT & Integration Services (presented on the “IT & Integration Services” line), sales of network equipment related to the operation of voice and data services in the Enterprise segment (presented on the “Fixed-only services” line) and equipment sales to external distributors or brokers (presented on the “Other revenue” line);

–  Other revenues: these revenues include, in particular, equipment sales to external distributors and brokers, revenue from portals, online advertising and the Group’s cross-functional activities and miscellaneous other revenues.

Accounting policies

Most revenue falls within the application scope of IFRS 15 “Revenue from Contracts with Customers.” Orange’s products and services are offered to customers under services-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

–  Standalone service offers (mobile-only services, fixed-only services, convergent services)

Orange offers its B2C and B2B customers a range of fixed and mobile telephony services, fixed and mobile Internet access offers and content offers (TV, video, media, value-added audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

For some content services, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third party.

Contracts with customers generally do not include a material right, as the price invoiced for subscriptions and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. There is no significant impact from contract modification for this type of service contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

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

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line basis over the contract term. One of the main applications of this method is the initial service connection in the context of a subscription and communication offer. It is not generally separable from the subscription and communication offer and its invoicing is therefore recognized in income over the average term of the expected contractual relationship.

Consolidated financial statements 2022	F-46

–  Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile devices): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in installments over a period of up to 24 months. Where payment is received in installments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in finance costs, net.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sale proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

–  Bundled equipment and service offers

Orange proposes numerous offers to its B2C and B2B customers comprising equipment (e.g. a mobile device) and services (e.g. a talk & text plan).

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

–  Services including both a build and run phase

For B2B customers, some contracts have two phases: build and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the build phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset being built, then revenues for this phase are recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification and its impact on the contract price in order to determine whether the modification should be treated as a separate contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

–  Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with wholesale customers for domestic wholesale activities or international carrier offers:

–  “pay-as-you-go” model: contract generally applied to “legacy” regulated activities (bitstream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which relates to transfer of control) over the contractual term;

–  “send-or-pay” model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (mobile virtual network operator), IDD (international direct dialing) or hubbing (call free floating) contracts. The relevant revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

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

Current agreements between major transit carriers are not invoiced or cross-invoiced (“free peering”) and are therefore not recognized in revenue.

–  Quality of service commitment clause

The contracts entered into by the Group and its customers include service level commitments regarding the processing of orders, delivery and after-sales support (delivery time, performance, recovery time). If the Group fails to comply with one of these commitments, it then compensates the customer, usually in the form of a price reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

–  Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the Public Initiative Networks implemented in France to roll out fiber optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 “Service Concession Arrangements.” When the Group builds a network, construction revenue is recognized in consideration of a right to receive compensation from either a public entity or users of the public service. This right is accounted for as:

–  an intangible asset for the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure and is amortized over the term of the contract; and/or

Consolidated financial statements 2022	F-47

–  a financial receivable for the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

–  Leases

Orange’s lease revenue is related either to its regulatory obligations to lease technical sites to its competitors, to the supply of equipment in certain contracts with B2B customers, or to the granting of rights of use meeting the criteria for leasing network equipment, i.e. occasional leases of surplus space in certain buildings to third parties.

Lease revenue is recognized on a straight-line basis over the contract term, except for certain equipment leases to B2B customers, which are classified as finance leases; in such cases the equipment is considered sold on credit.

4.2    Other operating income

(in millions of euros)	2022	2021	2020
Net banking income (NBI)	124	119	79
Income from customer collection	91	89	101
Site rentals and franchises income	34	87	54
Tax credits and subsidies	48	44	31
Income from universal service	3	4	4
Other income	447	441	336
Total	747	783	604

Net banking income (NBI) represents the net balance between income from banking operations (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid on loans, commissions paid and other bank operating expenses). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Income from customer collection mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as losses.

Other income is predominantly comprises re-invoicing of network sharing costs, income received from litigation and income relating to line damage.

4.3    Trade receivables

(in millions of euros)	2022	2021	2020
Net book value of trade receivables - in the opening balance	6,029	5,620	5,320
Business related variations	299	(53)	379
Changes in the scope of consolidation(1)	(3)	389	4
Translation adjustment	(76)	36	(90)
Reclassifications and other items	56	36	7
Net book value of trade receivables - in the closing balance	6,305	6,029	5,620
(1)

Changes in the scope of consolidation in 2021 included the externalization of Orange SA's trade receivables from concession contracts resulting from the loss of sole control over Orange Concessions for 288 million euros and the integration of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The amount received for the receivables disposed of was around 640 million euros in 2022, 740 million euros in 2021, 640 million euros in 2020 and mainly related to Spain, Poland, Romania and France.

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

Consolidated financial statements 2022	F-48

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Net trade receivables, depreciated according to their age	1,191	1,204	1,145
Net trade receivables, depreciated according to other criteria	324	422	400
Net trade receivables past due	1,515	1,627	1,544
Net trade receivables not past due(1)	4,790	4,402	4,076
Net trade receivables	6,305	6,029	5,620
o/w short-term trade receivables	6,022	5,793	5,382
o/w long-term trade receivables	283	236	238

(1)	Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (46) million euros at December 31, 2022, (54) million euros at December 31, 2021 and (56) million euros at December 31, 2020.

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

(in millions of euros)

The Group assessed the risk of non-recovery of trade receivables at December 31, 2022 and recognized impairment and losses on trade receivables in the income statement for an amount of (208) million euros over the period.

For Mobile Financial Services, the bank credit risk is described in Note 17.2.1.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2022	2021	2020
Allowances on trade receivables - in the opening balance	(1,012)	(983)	(888)
Net addition with impact on income statement (1)	(208)	(212)	(383)
Losses on trade receivables	218	283	275
Changes in the scope of consolidation(2)	(6)	(91)	—
Translation adjustment	16	(7)	13
Reclassifications and other items	(4)	(1)	—
Allowances on trade receivables - in the closing balance	(996)	(1,012)	(983)
(1)	In 2020, the change in impairment of trade receivables included an effect of (129) million euros on the telecoms business in connection with the impact of the health crisis.
(2)	In 2021, the change in scope of consolidation is mainly related to the integration of Telekom Romania Communications.

Consolidated financial statements 2022	F-49

Accounting policies

Trade receivables are mainly short-term with no stated interest rate and are measured in the statement of financial position at the par value of the receivable, in accordance with IFRS 15. Those trade receivables which include deferred payment terms over 12 or 24 months for customers buying a mobile phone are discounted and classified as current items in the statement of financial position. Receivables from B2B equipment finance leases are recognized as current operating receivables because they are acquired in the normal course of business.

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

–  a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (aging of late payment, other balances with the counterparty, rating from independent agencies, geographical area). This method is mainly used for carrier customers (national and international), administrations and public authorities, as well as for businesses services key accounts;

–  a provisioning method based on expected loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the pre-existing provisioning system, the Group applies a simplified approach of early impairment at the time the asset is recognized. The rate applied depends on the maximum revenue non-recoverability rate.

Recognition of impairment losses for a group of receivables is the step preceding identification of impairment losses on individual receivables. As soon as information is available (customers in bankruptcy or subject to court-ordered liquidation), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of non-recourse programs. When they are assigned to consolidated securitization mutual funds, they remain on the statement of financial position. Other disposals to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

4.4 Customer contract net assets and liabilities

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Customer contract net assets (1)	733	740	709
Costs of obtaining a contract	298	294	262
Costs to fulfill a contract	539	426	265
Total customer contract net assets	1,570	1,460	1,236
Prepaid telephone cards	(175)	(186)	(197)
Connection fees	(507)	(563)	(589)
Loyalty programs	(31)	(29)	(25)
Other deferred revenue (2)	(1,847)	(1,717)	(1,158)
Other customer contract liabilities	(19)	(17)	(15)
Total deferred revenue related to customer contracts	(2,579)	(2,512)	(1,984)
Total customer contract net assets and liabilities	(1,009)	(1,052)	(748)

(1)	Assets net of performance obligations.
(2)	Includes in particular subscriptions. The change in Other deferred revenue is detailed below.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling contracts in the statement of financial position.

(in millions of euros)	2022	2021	2020
Customer contract net assets - in the opening balance	740	709	771
Business related variations(1)	(1)	30	(60)
Changes in the scope of consolidation	—	4	—
Translation adjustment	(1)	—	(3)
Reclassifications and other items	(6)	(3)	—
Customer contract net assets - in the closing balance	733	740	709

(1)	Mainly includes new contract assets net of related liabilities, transfer of net contract assets directly to trade receivables and impairment in the period.

Consolidated financial statements 2022	F-50

(in millions of euros)	2022	2021	2020
Costs of obtaining a contract - in the opening balance	294	262	258
Business related variations	6	20	11
Changes in the scope of consolidation	—	12	—
Translation adjustment	(2)	(1)	(7)
Reclassifications and other items	—	—	—
Costs of obtaining a contract - in the closing balance	298	294	262

(in millions of euros)	2022	2021	2020
Costs to fulfill a contract - in the opening balance	426	265	181
Business related variations	122	31	21
Changes in the scope of consolidation	—	—	—
Translation adjustment	(5)	11	(12)
Reclassifications and other items	(4)	118	75
Costs to fulfill a contract - in the closing balance	539	426	265

Below is presented the change in deferred income related to customer contracts (prepaid telephone cards, connection fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2022	2021	2020
Deferred revenue related to customer contracts - in the opening balance	2,512	1,984	2,093
Business related variations(1)	101	220	(73)
Changes in the scope of consolidation(2)	1	183	—
Translation adjustment	(23)	13	(31)
Reclassifications and other items	(13)	112	(6)
Deferred revenue related to customer contracts - in the closing balance	2,579	2,512	1,984

(1)	In 2022, business-related changes mainly concern contracts for the provision of the Orange network in Spain.
(2)	In 2021, changes in the scope of consolidation mainly concerned prepayment of services for the construction of the network of FiberCo in Poland to Orange Polska and the integration of Telekom Romania Communications.

Accounting policies

Customer contract net assets and liabilities

The timing of income recognition may differ from the timing of customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been provided.

In contrast, contract assets mainly refer to amounts allocated under IFRS 15 as consideration for goods or services provided to customers, but for which the right to collect payment is contingent on the provision of other services or goods under the same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile telecommunication services for a fixed period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for the telecommunication service to the supply of the mobile phone. The excess amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, including to cover the risk of impairment loss should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and received for goods or services not yet provided, for example for subscriptions payable in advance or prepaid contracts (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

Costs of obtaining a contract

Where a telecommunication service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each subscription or invoice-indexed commission. Where the Group considers that these commissions are incremental and would not have been paid in the absence of the customer contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining a contract as an expense at the time they are incurred, if the amortization period of the asset that the Group would recognize for them does not exceed one year.

Consolidated financial statements 2022	F-51

The costs of obtaining fixed-period mobile services contracts are capitalized and expensed on a pro rata basis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed services contracts for a pre-determined term for B2C market customers are expensed on a pro rata basis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they are directly related to a contract, are capitalized and expensed on a pro rata basis over the enforceable period of the contract.

At Group level, these costs mainly concern contracts for B2B customers, with, for example, design, installation, connection and migration costs that relate to a future performance obligation of the contract.

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

The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2022. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2022
Less than one year	6,589
Between 1 and 2 years	2,739
Between 2 and 3 years	943
Between 3 and 4 years	433
Between 4 and 5 years	216
More than 5 years	184
Total remaining performance obligations	11,104

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

4.5    Other assets

	December 31,	December 31,	December 31,
(in millions of euros)	2022	2021	2020
Advances and downpayments	177	147	116
Submarine cable consortiums (1)	230	194	258
Security deposits paid	96	105	93
Orange Money - isolation of electronic money (1)	1,242	1,030	825
Other(2)	688	654	545
Total	2,433	2,130	1,837

(1)	These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).
(2)	Includes a receivable due under a transmission capacity agreement for an FTTH network in Spain in 2020.

Consolidated financial statements 2022	F-52

(in millions of euros)	2022	2021	2020
Other assets - in the opening balance	2,130	1,837	1,383
Business related variations(1)	304	236	495
Changes in the scope of consolidation	5	24	0
Translation adjustment	(17)	28	(32)
Reclassifications and other items	11	5	(9)
Other assets - in the closing balance	2,433	2,130	1,837
o/w other non-current assets	216	254	136
o/w other current assets	2,217	1,875	1,701

(1)	Includes a receivable due under a transmission capacity agreement for an FTTH network in Spain in 2020.

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

Note 5    Purchases and other expenses

5.1    External purchases

(in millions of euros)	2022	2021	2020
Commercial, equipment expenses and content rights	(7,772)	(7,385)	(6,868)
o/w costs of terminals and other equipment sold (1)	(4,459)	(4,234)	(3,841)
o/w advertising, promotional, sponsoring and rebranding costs	(804)	(783)	(736)
Service fees and inter-operator costs	(4,251)	(4,349)	(4,529)
o/w interconnexion costs	(2,703)	(2,956)	(3,186)
Other network expenses, IT expenses	(3,590)	(3,530)	(3,503)
Other external purchases	(3,119)	(2,709)	(2,791)
o/w building cost for resale	(1,236)	(1,047)	(883)
o/w overhead	(1,172)	(1,044)	(1,099)
o/w rental expenses	(134)	(147)	(151)
Total external purchases	(18,732)	(17,973)	(17,691)

(1)	Reclassification of presentation, in 2022 and comparative years, to include in this line item the costs of other goods sold amounting to 434 million euros in 2022, 292 million euros in 2021 and 265 million euros in 2020.

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

Consolidated financial statements 2022	F-53

At January 1, 2019, lease expenses include rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2    Other operating expenses

(in millions of euros)	2022	2021	2020
Litigation	(50)	(218)	(238)
Allowances and losses on trade receivables – telecom activities	(206)	(213)	(382)
Cost of bank credit risk	(49)	(48)	(31)
Expenses from universal service	(28)	(22)	(19)
Operating foreign exchange gains (losses)	(23)	(20)	19
Acquisition and integration costs	(40)	(14)	(18)
Other expenses	(17)	(165)	(119)
Total other operating expenses	(413)	(700)	(789)

Impairment and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 17.2.1).

Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2022	2021	2020
Provisions for litigation - in the opening balance	405	525	643
Additions with impact on income statement	26	162	119
Reversals with impact on income statement	(12)	(10)	(29)
Discounting with impact on income statement	1	—	—
Utilizations without impact on income statement (1)	(34)	(317)	(205)
Changes in consolidation scope	2	—	—
Translation adjustment	0	1	(2)
Reclassifications and other items	—	44	—
Provisions for litigation - in the closing balance	387	405	525
o/w non-current provisions	47	51	46
o/w current provisions	340	353	479

(1)	Corresponded mainly to the conviction linked to anti-competitive practices in the "enterprise" market segment in 2021 and to the conviction in the Digicel litigation in 2020 (see Note 18).

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

Acquisition and integration costs

Acquisition and integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new employees, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

Consolidated financial statements 2022	F-54

5.3    Restructuring and integration costs

(in millions of euros)	2022	2021	2020
Departure plans(1)	(54)	(241)	(15)
Lease property restructuring (2)	(21)	(6)	2
Distribution channels(3)	(12)	(22)	(5)
Other	(38)	(63)	(8)
Total restructuring costs	(125)	(331)	(25)

(1)	Mainly departure plans for Equant (around 300 people) in 2022, Orange Spain (around 400 people) and Orange Polska (around 1,400 people) in 2021.
(2)	Essentially related to onerous contracts due to vacant leases in France.
(3)	Essentially concerns the closure of sales outlets in Spain in 2022 and 2021.

Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2022	2021	2020
Restructuring provisions - in the opening balance	185	117	216
Additions with impact on income statement(1)	98	277	12
Reversals with impact on income statement	(26)	(17)	(17)
Discounting with impact on income statement	(5)	(1)	4
Utilizations without impact on income statement	(90)	(191)	(95)
Translation adjustment	(1)	—	(3)
Reclassifications and other items	—	(1)	—
Restructuring provisions - in the closing balance	162	185	117
o/w non-current provisions	43	61	53
o/w current provisions	119	124	64

(1)	Mainly corresponds to costs relating to Equant departure plans amounting to (30) million euros in 2022, (155) million euros in Spain and (29) million euros in Poland in 2021.

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

Consolidated financial statements 2022	F-55

5.4    Equipment inventories and Broadcasting rights

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Device inventories (1)	629	593	485
Other products/services sold	125	77	75
Available broadcasting rights	102	102	93
Other supplies	258	242	223
Gross value	1,114	1,015	874
Depreciation	(67)	(64)	(60)
Net book value of equipment inventories and broadcasting rights	1,048	952	814

(1)	Of which inventories treated as consignment with distributors amounting to 42 million euros as at December 31, 2022, 68 million euros as at December 31, 2021 and 40 million euros as at December 31, 2020.

(in millions of euros)	2022	2021	2020
Net balance of inventories - in the opening balance	952	814	906
Business related variations	104	125	(70)
Changes in the scope of consolidation	3	9	-
Translation adjustment	(4)	3	(8)
Reclassifications and other items	(6)	(1)	(14)
Net balance of inventories - in the closing balance	1,048	952	814

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

5.5    Prepaid expenses

	December 31,	December 31,	December 31,
(in millions of euros)	2022	2021	2020
Prepaid external purchases	780	611	651
Other prepaid operating expenses	72	240	199
Total prepaid expenses	851	851	850

(in millions of euros)	2022	2021	2020
Prepaid expenses - in the opening balance	851	850	730
Business related variations (1)	57	5	171
Changes in the scope of consolidation	0	—	-
Translation adjustment	(49)	10	(12)
Reclassifications and other items(2)	(8)	(13)	(40)
Prepaid expenses - in the closing balance	851	851	850

(1)	In 2020, the change included a prepaid expense recognized in respect of an agreement for the provision of FTTH capacity in Spain.
(2)	Including the effect of the reclassification of prepaid expenses as costs to fulfill contract (see Note 4.4).

Consolidated financial statements 2022	F-56

5.6    Trade payables

(in millions of euros)	2022	2021	2020
Trade payables - in the opening balance	6,738	6,475	6,682
Business related variations	297	41	(122)
Changes in the scope of consolidation(1)	9	125	1
Translation adjustment	(71)	47	(80)
Reclassifications and other items	95	49	(6)
Trade payables - in the closing balance	7,067	6,738	6,475
o/w trade payables from telecoms activities	6,951	6,652	6,395
o/w trade payables from Mobile Financial Services	116	86	80

(1)	Of which 108 million euros related to the integration of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirement at the end of the period, amounted to approximately 377 million euros at December 31, 2022, 460 million euros at December 31, 2021, and 435 million euros at the end of 2020.

Accounting policies

Trade payables resulting from commercial transactions and settled in the normal operating cycle are classified as current items. They include payables that the supplier may have assigned, with or without notification, to financial institutions as part of direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to have the characteristics of trade payables, in particular due to the ongoing commercial relationship, the payment schedules ultimately consistent with the operating cycle of a telecommunication operator, in particular for the purchase of primary infrastructure, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

5.7    Other liabilities

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Provisions for litigations (1)	387	405	525
Cable network access fees (URI)	25	38	59
Submarine cable consortium (2)	230	191	258
Security deposits received	111	128	134
Orange Money – units in circulation (2)	1,244	1,030	823
Other	804	852	775
Total	2,802	2,644	2,574
o/w other non-current liabilities	276	306	307
o/w other current liabilities	2,526	2,338	2,267

(1)	See Note 5.2.
(2)	These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).

Consolidated financial statements 2022	F-57

(in millions of euros)	2022	2021	2020
Other liabilities - in the opening balance	2,644	2,574	2,448
Business related variations	129	54	176
Changes in the scope of consolidation	6	9	—
Translation adjustment	—	29	(35)
Reclassifications and other items	23	(22)	(15)
Other liabilities - in the closing balance	2,802	2,644	2,574

Note 6    Employee benefits

6.1    Labor expenses

(in millions of euros)	Note	2022	2021	2020
Average number of employees (full-time equivalents)(1)		130,307	132,002	133,787
Wages and employee benefit expenses		(8,754)	(9,587)	(8,331)
o/w wages and salaries		(6,328)	(6,232)	(6,224)
o/w social security charges		(2,132)	(2,148)	(2,118)
o/w French part-time for seniors plans	6.2	(313)	(1,209)	23
o/w capitalized costs (2)		818	849	866
o/w other labor expenses (3)		(799)	(847)	(879)
Employee profit sharing		(149)	(145)	(142)
Share-based compensation (4)	6.3	(16)	(185)	(18)
o/w free share award plans		(16)	(13)	(18)
o/w employee shareholding plan Together 2021		—	(172)	—
Total in operating income		(8,920)	(9,917)	(8,490)
Net interest on the net defined liability in finance costs		(13)	(10)	(12)
Actuarial (gains)/losses in other comprehensive income		176	59	(13)

(1)	Of whom 28% were Orange SA's civil servants at December 31, 2022 (compared with 31% at December 31, 2021 and 34% at December 31, 2020).
(2)	Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).
(3)	Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans).
(4)	Includes social security contributions of (1) million euros in 2022, (13) million euros in 2021 and 5 million euros in 2020, whose corresponding entry in the balance sheet is not presented in equity.

6.2    Employee benefits

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Post-employment benefits (1)	739	881	930
Other long-term benefits	2,358	2,318	1,407
o/w French part-time for seniors plans	1,753	1,720	802
Provisions for employment termination benefits	1	2	1
Other employee-related payables and payroll taxes due	1,857	1,862	1,779
Provisions for social risks and litigation	29	50	58
Total	4,985	5,113	4,176
o/w non-current employee benefits	2,567	2,798	1,984
o/w current employee benefits	2,418	2,316	2,192

(1)	Does not include defined contribution plans.

The accrued post-employment and other long-term benefits are presented below. These are estimated based on Group headcounts at December 31, 2022, including vested and unvested rights at December 31, 2022, but which the Group estimates will be vested by approximately 2050:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2023	2024	2025	2026	2027	2028 and beyond
Post-employment benefits	73	56	49	63	79	2,586
Other long-term benefits (1)	508	571	482	392	226	45
o/w French part-time for seniors plans	434	487	427	337	197	24
Total	581	627	532	455	305	2,631

(1)	Provisions for Time Savings Account (Compte Épargne Temps (CET)) and long-term sick leave and long-term leave not included.

Consolidated financial statements 2022	F-58

6.2.1  Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

–  with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (691) million euros in 2022 (compared with (727) million euros in 2021 and (729) million euros in 2020);

–  the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 204 million euros in 2022 and a plan for senior managers in France for 190 million euros in 2022. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to vesting;

–  the Group is also committed to capital-based defined-benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (553 million euros for Orange SA, i.e. 78% of the capital-based plans) and for civil servants (16 million euros, i.e. 2% of capital-based plans);

–  other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

–  other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (Temps Partiel Senior (TPS)) detailed below.

French part-time for seniors plans

As part of the renegotiations of the intergenerational agreement, a French part-time for seniors (TPS) plan was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros at December 31, 2021.

The French part-time for seniors plans are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

–  base compensation of between 65% and 80% of a full-time job;

–  the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions); and

–  a minimum compensation level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (Compte Épargne Temps (CET)) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2022, the number of employees who are or will be participating in the French part-time for seniors plans, and thus included in the provision, is estimated at approximately 10,400 employees.

6.2.2  Key assumptions used to calculate obligations

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

Unlike previous years, sensitivity to the sign-up rate for the French part-time for seniors plans is not presented as the deadline for requesting to sign up for the French part-time for seniors plan signed at the end of 2021 was set at December 31, 2022.

The discount rates used for the French entities (which accounts for 91% of Orange’s pension and other long-term employee benefit obligations at December 31, 2022) are as follows:

	December 31,		December 31,	December 31,
	2022		2021	2020
More than 10 years	3.75% to 3.85%		0.80% to 1.05%	0.55% to 0.90%
Less than 10 years	3.20% to 3.75	%(1)	-0.15% to 0.40%	-0.35% to 0.70%

(1)	Rates of 3.40% and 3.55%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (compared with -0.15% at December 31, 2021 and -0.25% at December 31, 2020).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.05% used) up to 5%.

Consolidated financial statements 2022	F-59

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of a change in the key assumption would be as follows:

(in millions of euros)	Rate increase by 100 points	Rate decrease by 100 points
Discount rates(1)	(128)	145

(1)	Including (31) million euros and 32 million euros for the French part-time for seniors plans (TPS) (short-term duration).

6.2.3  Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2022		2021		2020
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Total benefit obligations in the opening balance	550	856	16	1,720	598	3,740		2,812		3,229
Service cost	—	67	(6)	10	61	131		1,379	(3)	150
Net interest on the defined benefit liability	6	14	0	(2)	0	19		15		17
Actuarial losses/(gains) arising from changes of assumptions	(144)	(230)	(6)	(110)	(1)	(490)		(5)		102
o/w arising from change in discount rate	(132)	(234)	(4)	(124)	(1)	(495)	(1)	(76)		63
Actuarial losses/(gains) arising from experience	20	31	(2)	410	(1)	459	(2)	(47)		(121)	(4)
Benefits paid	(20)	(30)	(1)	(276)	(49)	(374)		(439)		(555)
Translation adjustment and other	(13)	2	(0)	(0)	(3)	(14)		25		(11)
Total benefit obligations in the closing balance (a)	401	710	2	1,753	605	3,471		3,740		2,811
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	401	18	—	—	—	419		571		549
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	—	691	2	1,753	605	3,052		3,169		2,262
Weighted average duration of the plans (in years)	8	11	14	2	3	4		6		8

(1)	Including (352) million euros in France and (130) million euros in the United Kingdom related to the increase in discount rates in 2022.
(2)	Actuarial gains related to experience effects mainly take into account an increase in the number of sign-ups for the French part-time for seniors plans, and particularly the plan signed in 2021.
(3)	Including 1,225 million euros related to the French part-time for seniors plan signed in December 2021.
(4)	Actuarial gains related to experience effects take into account a slowdown in the number of sign-ups for the French part-time for seniors plans.

(in millions of euros)	Post-employment benefits			Long-term benefits		2022	2021	2020
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Fair value of plan assets in the opening balance	540	1	—	—	—	541	474	458
Net interest on the defined benefit liability	7	—	—	—	—	7	4	6
(Gains)/Losses arising from experience	(154)	(0)	—	—	—	(154)	40	25
Employer contributions	11	—	—	—	—	11	20	18
Benefits paid by the fund	(18)	—	—	—	—	(18)	(20)	(18)
Translation adjustment and other	(13)	—	—	—	—	(13)	23	(16)
Fair value of plan assets in the closing balance (b)	373	1	—	—	—	373	541	474

Funded annuity-based plans represent 12 % of Group social commitments.

Consolidated financial statements 2022	F-60

The funded annuity-based plans are primarily located in the United Kingdom (54%) and France (45%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to any asset capping adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2022	2021	2020
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Employee benefits in the opening balance	10	855	16	1,720	598	3,199	2,337	2,771
Net expense for the period	—	81	(6)	308	59	443	1,356	105
Employer contributions	(11)	—	—	—	—	(11)	(20)	(18)
Benefits directly paid by the employer	(1)	(30)	(1)	(276)	(49)	(355)	(419)	(538)
Actuarial (gains)/losses generated during the year through other comprehensive income	31	(199)	(8)	—	—	(176)	(59)	13
Translation adjustment and other	—	2	—	—	(3)	(2)	3	4
Employee benefits in the closing balance - Net position (a) - (b)	28	709	2	1,753	605	3,097	3,199	2,337
o/w non-current	26	658	2	1,319	600	2,605	2,799	1,955
o/w current	2	52	—	434	5	492	400	382

The following table details the net expense:

	Post-employment benefits			Long-term benefits		2022	2021		2020
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
(in millions of euros)				(TPS)
Service cost	—	(67)	6	(10)	(61)	(131)	(1,379)	(1)	(151)
Net interest on the net defined benefit liability	—	(14)	—	2	—	(12)	(10)		(11)
Actuarial gains/(losses)	—	—	—	(301)	2	(299)	33		57
Total	—	(81)	6	(308)	(59)	(443)	(1,356)		(105)
o/w expenses in operating income	—	(67)	6	(311)	(59)	(430)	(1,346)		(94)
o/w net interest on the net defined liability in finance cost	—	(14)	—	2	—	(12)	(10)		(11)

(1)	Including (1,225) million euros related to the French part-time for seniors plan signed on December 17, 2021.

Accounting policies

Post-employment benefits are granted through:

–  defined-contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

Consolidated financial statements 2022	F-61

–  defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

–  their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, inflation, etc.) defined at the level of each entity concerned;

–  the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). It is calculated on the basis of external indices commonly used as a reference for the eurozone;

–  actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income;

–  the Group’s defined-benefit plans are not generally funded. In the rare cases where they are, the plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administered by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (mainly equities and bonds) and the use of other asset classes is limited.

Other long-term employee benefits may be granted, such as seniority awards, long-term compensated absences and the French part-time for seniors plan agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in net income for the period when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments entailing the payment of termination benefits, actuarial gains and losses are recognized in net income for the period when modifications take place.

6.3    Share-based compensation

Free share award plans in force at December 31, 2022

The Board of Directors approved the implementation of free share award plans (Long-Term Incentive Plans – LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as “Executives” or “Leaders.”

Main characteristics

	LTIP 2022 - 2024	LTIP 2021 - 2023	LTIP 2020 - 2022
Implementation date by the Board of Directors	July 27, 2022	July 28, 2021	July 29, 2020
Maximum number of free share units (1)	1.8 million	1.8 million	1.7 million
Estimated number of beneficiaries	1,300	1,300	1,300
Acquisition date of the rights by the beneficiaries	December 31, 2024	December 31, 2023	December 31, 2022
Delivery date of the shares to the beneficiaries	March 31, 2025	March 31, 2024	March 31, 2023

(1)	In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the market price of Orange stock at the delivery date of the shares.

Consolidated financial statements 2022	F-62

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2021 - 2023	LTIP 2021 - 2023	LTIP 2020 - 2022
Assessment of the employment continuation	From July 27, 2022	From July 28, 2021	From July 29, 2020
	to December 31, 2024	to December 31, 2023	to December 31, 2022

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

–  the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020–2022, 2021–2023 and 2022–2024;

–  the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and (i) half to the Group’s renewable electricity rate for the 2020–2022 plan, and (ii) half to the proportion of women in the Group’s management networks for the LTIP 2021–2023 and 2022–2024 plans, assessed at the end of the three years of the plan in relation to the targets set by the Board of Directors;

–  the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

	LTIP 2022 - 2024	LTIP 2021 - 2023	LTIP 2020 - 2022
Organic cash-flow from telecom activities	50%	50%	40%
Total Shareholder Return (TSR)	30%	30%	40%
Corporate Social Responsability (CSR)	20%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to the TSR of the 2020–2022 plan.

Valuation assumptions

	LTIP 2022 - 2024	LTIP 2021 - 2023	LTIP 2020 - 2022
Measurement date	July 27, 2022	July 28, 2021	July 29, 2020
Vesting date	December 31, 2024	December 31, 2023	December 31, 2022
Price of underlying instrument at measurement date	10.16 euros	9.63 euros	10.47 euros
Price of underlying instrument at closing date	9.28 euros	9.28 euros	9.28 euros
Expected dividends (% of the share price)	6.9%	7.3%	6.7%
Risk free yield	-0.59%	-0.68%	-0.61%
Fair value per share of benefit granted to employees	7.53 euros	6.33 euros	6.06 euros
o/w fair value of internal performance condition	8.30 euros	7.74 euros	8.58 euros
o/w fair value of external performance condition	5.74 euros	3.04 euros	2.27 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted to December 31, 2022. The fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, the fair value was determined based on the market price of Orange shares.

Accounting effect

In 2022, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2021, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2020, an expense of (15) million euros (including social security contributions) was recognized with corresponding entries in equity (13 million euros) and employee benefits (2 million euros).

Closure of the free share award plan LTIP 2019–2021

In 2019, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2022.

Consolidated financial statements 2022	F-63

Main characteristics

LTIP 2019 - 2021
Implementation date by the Board of Directors	July 24, 2019
Maximum number of free share units (1)	1.7 million
Estimated number of beneficiaries at the beginning	1,200
Number of free share units delivered at delivery date (1)	0.7 million
Number of beneficiaries	1,094
Acquisition date of the rights by the beneficiaries	December 31, 2021
Delivery date of the shares to the beneficiaries	March 31, 2022

(1)	In countries where the regulatory conditions, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash amount value based on the market price of Orange stock at the delivery date of the shares, on March 31, 2022.

Continued employment condition

The allocation of rights to beneficiaries was subject to a continued employment condition:

LTIP 2019 - 2021
From July 24, 2019
Assessment of the employment continuation	to December 31, 2021

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, i.e.:

–  the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

–  the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

LTIP 2019 - 2021
Organic cash-flow from telecom activities	50%
Total Shareholder Return (TSR)	50%

Performance was assessed for the years 2019, 2020 and 2021 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. The condition relating to organic cash flow from telecom activities was met for 2019, 2020 and 2021. In addition, the condition relating to TSR was not met for the period 2019–2021.

Valuation assumptions

LTIP 2019 - 2021
Measurement date	July 24, 2019
Vesting date	December 31, 2021
Price of underlying instrument at measurement date	13.16 euros
Price of underlying instrument at vesting date	9.41 euros
Price of underlying instrument at delivery date	10.70 euros
Expected dividends (% of the share price)	5.3%
Risk free yield	-0.7%
Fair value per share of benefit granted to employees	7.80 euros
o/w fair value of internal performance condition	11.10 euros
o/w fair value of external performance condition	4.50 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the award date and the expected dividends discounted to December 31, 2021. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange share price.

Accounting effect

The cost of the plan including social security contributions is presented below:

(in millions of euros)	2022	2021	2020	2019
LTIP 2019 - 2021 (1)	1	(6)	(6)	(3)

(1)	With corresponding entries in equity for 12 million euros and in employee-related payables for 2 million euros settled on delivery of the shares in 2022.

Together 2021 Employee Shareholding Plan

On April 21, 2021, the Board of Directors approved the implementation of the Together 2021 Employee Shareholding Plan, designed to strengthen the Group’s employee shareholding. The offer covered a maximum of 260 million euros of subscriptions including matching contributions, expressed as the reference price before discount, and was carried out by buying back existing shares of Orange SA.

Consolidated financial statements 2022	F-64

The number of shares subscribed at the price of 6.64 euros (taking into account a discount of 30% on the reference market price) amounted to 12 million shares, to which were added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

The average fair value of the benefit granted to employees and former employees of the Group was at 6.47 euros per share allocated (including free shares), i.e. an expense of (172) million euros (including social security contributions) recognized though equity for 169 million euros and through employee benefits for 3 million euros at December 31, 2021.

Other plans

The other share-based compensation and similar plans implemented in the Orange group are not material at Group level.

Accounting policies

Employee share-based compensation: the fair value of stock options and free shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with corresponding entries for:

–  employee benefit liabilities for cash-settled plans, r remeasured in profit or loss at each year-end; and

–  equity for equity-settled plans.

6.4    Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020 (4)
Short-term benefits excluding employer social security contributions (1)	(12)	(14)	(16)
Short-term benefits: employer’s social security contributions	(4)	(5)	(5)
Post-employment benefits (2)	—	—	—
Share-based compensation (3)	(1)	(2)	(2)

(1)	Includes all compensation: gross salaries, the variable component, bonuses and benefits (excluding termination benefits), benefits in kind, incentives and profit-sharing, attendance compensation and the share-based Long Term Incentive Plan (LTIP) which matured at December 31, 2021 and was paid out in 2022.
(2)	Service cost.
(3)	Includes employee shareholding plans and share-based Long-Term Incentive Plans (LTIP) in force.
(4)	In 2020, (2) million euros relating to termination benefits had been paid. These termination benefits are not presented in the compensation table above.

The total amount of retirement benefits (contractual retirement bonuses and supplementary defined-benefit pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the fiscal year was 2 million euros in 2022 (compared with 4 million euros in 2021 and 4 million euros in 2020).

The Chief Executive Officer, appointed on April 4, 2022, does not have an employment contract.

In the event of dismissal or non-renewal of the corporate office not motivated by serious misconduct or gross negligence, Orange will pay the Chief Executive Officer gross severance pay equal to 12 months of fixed compensation and annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to departure from the Company. This severance pay will only be due if the performance conditions for annual variable compensation for the two years prior to departure from the Company were achieved at an average of at least 90%.

In accordance with the Afep-Medef Code, the total amount of severance pay and non-compete compensation that would be paid to the Chief Executive Officer may not exceed 24 months of fixed compensation and annual variable compensation.

The employment contract of the Delegate Chief Executive Officer was suspended at the date of his appointment as a Corporate Officer. His employment contract may be reinstated at the end of his term of office, with recovery of rights.

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

Orange has not acquired any other goods or services from persons who are, at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7    Impairment losses and goodwill

7.1    Impairment losses

(in millions of euros)	2022	2021	2020
Romania	(789)	—	—
Mobile Financial Services	(28)	—	—
Spain	—	(3,702)	—
Total of impairment of goodwill	(817)	(3,702)	—

Impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill (see Note 7.2) and on fixed assets (see Note 8.3).

At December 31, 2022

Consolidated financial statements 2022	F-65

Romania

In Romania, the goodwill impairment of (789) million euros mainly reflects:

−a material increase in the discount rate due to changes in market assumptions;

−greater competitive pressure; and

−the downward revision of the business plan compared with the plan used at December 31, 2021, particularly in the early years.

Following the impairment of goodwill in Romania, the net carrying value of the assets of the CGU has been reduced to the value in use of current and long-term assets at 100% at December 31, 2022, i.e. 1.7 billion euros.

Mobile Financial Services

Impairment of (49) million euros was recorded on Mobile Financial Services (including (28) million euros on goodwill and (21) million euros on fixed assets) due to deterioration of the business plan.

At December 31, 2022, the net carrying value of goodwill was reduced to zero and the value in use of the CGU amounted to 0.4 billion euros.

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

Consolidated financial statements 2022	F-66

At December 31, 2020

At December 31, 2020, impairment tests did not result in the Group recognizing any impairment losses.

7.2    Goodwill

(in millions of euros)	December 31, 2022			December 31, 2021	December 31, 2020
	Gross value	Accumulated	Net book value	Net book value	Net book value
		impairment
		losses
France	13,189	(13)	13,176	14,364	14,364
Europe	12,962	(8,377)	4,586	6,079	9,512
Spain	6,550	(3,816)	2,734	3,170	6,872
Slovakia	806	—	806	806	806
Romania	1,806	(1,359)	447	1,504	1,236
Belgium	1,049	(713)	336	336	336
Poland	2,605	(2,470)	135	135	136
Moldova	78	—	78	80	76
Luxembourg	68	(19)	50	50	50
Africa & Middle-East	2,379	(958)	1,420	1,465	1,443
Burkina Faso	428	—	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	249	—	249	265	253
Jordan	293	(175)	118	111	103
Sierra Leone	73	—	73	114	118
Cameroon	134	(90)	44	44	44
Other	784	(651)	133	128	122
Enterprise	2,941	(651)	2,289	2,237	2,225
Totem(1)	1,624	—	1,624	N/A	N/A
International Carriers and Shared Services	18	—	18	18	18
Mobile Financial Services	28	(28)	—	28	35
Goodwill	33,140	(10,028)	23,113	24,192	27,596

(1)In 2021 and 2020, Totem's figures were included in France and Spain segments (see Note 1.1).

(in millions of euros)		December 31,	December 31,	December 31,
	Note	2022	2021	2020
Gross Value in the opening balance		33,626	33,273	33,579
Acquisitions(1)		(206)	266	26
Disposals		—	(4)	—
Translation adjustment		(280)	91	(331)
Reclassifications and other items		—	—	—
Gross Value in the closing balance		33,140	33,626	33,273
Accumulated impairment losses in the opening balance		(9,435)	(5,678)	(5,935)
Impairment	7.1	(817)	(3,702)	—
Disposals		—	—	—
Translation adjustment		225	(55)	257
Accumulated impairment losses in the closing balance		(10,028)	(9,435)	(5,678)
Net book value of goodwill		23,113	24,192	27,596

(1)

In 2022, mainly includes the finalization of the purchase price allocation for Telekom Romania Communications, resulting in the revision of the amount of preliminary goodwill recognized in 2021 for (272) million euros. In 2021, mainly included preliminary goodwill of 272 million euros related to the acquisition of Telekom Romania Communications.

Consolidated financial statements 2022	F-67

7.3    Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected and could continue to significantly affect these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and result in impairment of goodwill and fixed assets.

In 2022, the Group updated its strategic plan during the second half (for the period 2023-2025). Accordingly, new business plans were prepared for all CGUs.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2022:

–  discount rates have risen sharply as a result of the deteriorating macro-economic environment (higher interest rates), and may include a specific premium reflecting an assessment of the risks of achieving certain business plans, or of country risks, particularly in Romania;

–  perpetual growth rates were maintained for most geographical areas.

At December 31, 2022, the business plans and key operating assumptions were sensitive to the following:

–  inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

–  the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

–  the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and market concentration; and

–  specifically in the Middle-East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2022	France		Spain	Poland	Enterprise	Romania	Belgium	Mobile	Côte
								Financial	d'Ivoire/
								Services	Burkina
									Faso/
									Liberia
Basis of recoverable amount	Value in use								Fair value
Source used	Internal plan								NA
Methodology	Discounted cash flow								NA
Cost of equity	NA		NA	NA	NA	NA	NA	12.3%	NA
Perpetuity growth rate	0.8%		1.5%	2.0%	0.5%	2.5%	0.8%	2.0%	NA
Post-tax discount rate	6.3%		7.5%	7.8%	6.8%	10.5%	7.0%	NA	NA
Pre-tax discount rate	8.4%		10.0%	9.1%	9.2%	11.8%	8.8%	NA	NA

December 31, 2021	France		Spain	Poland	Enterprise	Romania	Belgium/
							Luxembourg
Basis of recoverable amount	Value in use						Fair value
Source used	Internal plan						NA
Methodology	Discounted cash flow						NA
Perpetuity growth rate	0.8%		1.5%	1.5%	0.3%	2.5%	NA
Post-tax discount rate	5.8	%(1)	6.8%	7.3%	8.3%	7.0%	NA
Pre-tax discount rate	7.6%		8.4%	8.5%	11.1%	7.9%	NA

December 31, 2020	France		Spain	Poland	Enterprise	Romania	Morocco	Belgium/
								Luxembourg
Basis of recoverable amount	Value in use							Fair value
Source used	Internal plan							NA
Methodology	Discounted cash flow							NA
Perpetuity growth rate	0.8%		1.5%	1.5%	0.3%	2.3%	2.8%	NA
Post-tax discount rate	5.5	%(1)	6.5%	7.3%	7.5%	7.5%	7.3%	NA
Pre-tax discount rate	7.4%		8.1%	8.5%	10.2%	8.5%	8.6%	NA

(1)	The after-tax discount rate for France included a corporate tax reduction of 25.83% since 2022.

At December 31, 2021, the fair value of Belgium/Luxembourg had been defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium, which closed on May 4, 2021 (see Note 3.2).

Consolidated financial statements 2022	F-68

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)), and, since December 30, 2022, Orange Côte d’Ivoire (BRVM). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated revenues, operating income and net income excluding non-recurring transactions.

7.4    Sensitivity of recoverable amounts

Because of the correlation between operating cash flows and investment capacity, a sensitivity of net cash flows is used. As cash flows at the terminal point represent a significant portion of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

The cash flows are those generated by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including a tax expense at a standard rate, repayment of lease liabilities and debt related to financed assets, related interest expenses and excluding other interest expenses). An additional analysis was carried out on the most sensitive CGUs for which the amount of lease liabilities was material in order to confirm the absence of impairment losses or additional impairment losses.

A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flows, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

			Decrease in the discounted cash
	Increase in discount rate in	Decrease in the perpetual	flows of the terminal value in
	order for the recoverable	growth rate in order for the	order for the recoverable amount
	amount to be equal to the net	recoverable amount to be	to be equal to the net carrying
	carrying value (in basis points)	equal to the net carrying value	value (in %)
		(in basis points)
December 31, 2022
France	+139 bp	(120) bp	-26%
Spain	+44 bp	(47) bp	-8%
Poland	+249 bp	(272) bp	-32%
Enterprise	+100 bp	(115) bp	-19%
Belgium	+97 bp	(97) bp	-15%
Sierra Leone	+50 bp	(72) bp	-6%

December 31, 2021
France	+234 bp	(217) bp	-39%
Spain	+19 bp	(21) bp	-4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%

December 31, 2020
France	+141 bp	(124) bp	-28%
Spain	+1 bp	(1) bp	—%
Poland	+189 bp	(151) bp	-23%
Enterprise	+1,067 bp	(1,691) bp	-82%
Romania	+49 bp	(49) bp	-9%
Morocco	+354 bp	(433) bp	-53%
Belgium	NA	NA	NA

Romania

In 2022, the value in use of the Romania CGU was revised based on the key valuation assumptions established by the local governance. The revision of the assumptions resulted in (789) million euros of goodwill impairment.

A sensitivity analysis was carried out at December 31, 2022 on each of the following criteria, taken individually:

–  a 1% increase in the discount rate;

–  a 1% decrease in the perpetual growth rate;

–  a 10% decrease in cash flows in the terminal year.

This sensitivity analysis identified an estimated risk of additional impairment of up to 30% of the impairment loss recognized at December 31, 2022.

Mobile Financial Services

In 2022, the value in use of the Mobile Financial Services CGU was revised based on the key valuation assumptions established by the local governance. The revision of the assumptions resulted in impairment of goodwill of (28) million euros and impairment of fixed assets of (21) million euros, representing all the assets that can be impaired under IAS 36. Sensitivity analyses are therefore not relevant.

Côte d’Ivoire

At December 31, 2022, the fair value of the Côte d’Ivoire, Burkina Faso and Liberia CGUs was defined on the basis of the public sale offer on shares of Orange Côte d’Ivoire, carried out by the state of Côte d’Ivoire over a subscription period from December 5 to December 19, 2022. This transaction was followed by the initial public offering (BRVM) of Orange Côte d’Ivoire on the financial market of the West African Economic and Monetary Union (WAEMU) on December 30, 2022. Sensitivity analyses, calculated on cash flows and financial parameters, are therefore not relevant for these three CGUs at December 31, 2022.

Consolidated financial statements 2022	F-69

Consolidated financial statements 2022	F-70

Sierra Leone

A sensitivity analysis was also carried out on Sierra Leone on each of the following criteria, taken individually:

–  a 1% increase in the discount rate;

–  a 1% decrease in the perpetual growth rate;

–  a 10% decrease in cash flows in the terminal year.

This sensitivity analysis identified an estimated risk of impairment of up to 8% of the net value of goodwill.

The other entities not listed above each account for less than 3% of the recoverable amount of the consolidated entities or do not present a recoverable amount close to the net value.

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

These tests are performed at the level of each Cash-Generating Unit (CGU) (or group of CGUs). These generally correspond to business segments or to each country in the Africa and Middle-East region and Europe. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

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

The tested net carrying values include goodwill, land and assets with finite useful lives (property, plant and equipment, intangible assets and net working capital requirements including intra-group balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

Consolidated financial statements 2022	F-71

Note 8    Fixed assets

8.1    Gains (losses) on disposal of fixed assets

(in millions of euros)	2022	2021	2020

Transfer price	347	163	444
Net book value of assets sold	(187)	(111)	(223)
Proceeds from the disposal of fixed assets (1)	159	52	221

(1)	In 2022, gains (losses) on disposal of fixed assets related to the sale and leaseback transactions amount to 14 million euros and includes property asset disposals in Poland. In 2021, included property asset disposals in France for 10 million euros.

In 2020, included property asset disposals in France and mobile site disposal in Spain for 143 million euros.

8.2    Depreciation and amortization

(in millions of euros)

Depreciation and amortization of intangible assets

(in millions of euros)

Consolidated financial statements 2022	F-72

Depreciation and amortization of property, plant and equipment

(in millions of euros)

Accounting policies

Assets are amortized to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estsimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 16 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3    Impairment of fixed assets

(in millions of euros)	2022	2021	2020
Mobile Financial Services(1)	(21)	—	—
Enterprise	(20)	—	—
France	(15)	(1)	(15)
Poland	(2)	(11)	(7)
International Carriers & Shared Services	—	(2)	(7)
Other	1	(2)	(1)
Total of impairment of fixed assets	(56)	(17)	(30)

(1)The impairment of fixed assets resulting from impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Consolidated financial statements 2022	F-73

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.4%	1.3%	1.2%
Post-tax discount rate	8.2%	7.7%	6.9%
Pre-tax discount rate	10.5%	9.8%	8.3%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash inflows independent of those of the Cash-Generating Units. The recoverable amount is therefore determined at the level of the CGU (or group of CGUs) to which the assets belong, according to a method similar to that described for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties discounted in perpetuity (and included in the business plan), less costs attributable to the brand’s owner.

8.4    Other intangible assets

	December 31, 2022				December 31,	December 31,
					2021	2020
	Gross value	Accumulated	Accumulated	Net book	Net book	Net book
		depreciation	impairment	value	value	value
		and
(in millions of euros)		amortization
Telecommunications licenses	12,688	(5,773)	(46)	6,869	6,691	6,322
Software	14,235	(9,887)	(69)	4,280	4,331	4,288
Orange brand	3,133	—	—	3,133	3,133	3,133
Other brands	1,085	(136)	(889)	60	69	78
Customer bases	5,270	(5,009)	(15)	246	346	469
Other intangible assets	2,276	(1,715)	(203)	358	370	844
Total	38,686	(22,519)	(1,221)	14,946	14,940	15,135

(in millions of euros)	2022	2021	2020
Net book value of other intangible assets - in the opening balance	14,940	15,135	14,737
Acquisitions of other intangible assets	2,678	2,842	2,935
o/w telecommunications licenses(1)	1,060	926	969
Impact of changes in the scope of consolidation(2)	35	(888)	31
Disposals	(5)	(4)	(4)
Depreciation and amortization	(2,418)	(2,363)	(2,309)
Impairment	(33)	(40)	(24)
Translation adjustment	(245)	92	(176)
Reclassifications and other items(3)	(7)	165	(55)
Net book value of other intangible assets - in the closing balance	14,946	14,940	15,135

(1)	In 2022, mainly includes the acquisition of the 5G licenses in Romania for 319 million euros and in Belgium for 213 million euros, and for the 2600 MHz band license in Egypt for 311 million euros. In 2021, included the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million of euros. In 2020, included to the acquisition of the 5G license in France for 875 million euros and in Slovakia for 37 million euros.
(2)	In 2021, mainly included the effects of the loss of sole control over Orange Concessions.
(3)	In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets include to labor expenses and amount to 418 million euros in 2022, 399 million euros in 2021 and 405 million euros in 2020.

Consolidated financial statements 2022	F-74

Information on telecommunications licenses at December 31, 2022

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

(in millions of euros)	Gross value	Net book value	Residual useful life(1)
5G (2 licenses)	876	754	12.8 and 14.4
LTE (5 licenses)	2,187	1,356	8.8 to 14.4
UMTS (3 licenses)	342	155	7.4 to 13.9
GSM (2 licenses)	208	171	8.3 and 13.9
France	3,613	2,436
5G (4 licenses)	1,041	956	8.0 and 18.7
LTE (3 licenses)	545	279	8.0 to 8.3
GSM (2 licenses)	285	98	9.0
Spain	1,871	1,333
LTE (6 licenses)	1,200	459	4.7 to 15
UMTS (1 license)	76	33	6.6
Poland	1,276	492
LTE (2 license)	543	429	9.0 and 11.0
UMTS (1 license)	103	27	9.0
GSM (2 licenses)	291	67	9.0
Egypt	937	523
LTE (1 license)	59	40	13.0
UMTS (1 license)	28	9	10.0
GSM (1 license)	725	135	10.0
Morocco	812	184
5G (1 license)	319	319	25.0
LTE (1 license)	184	77	6.3
UMTS (1 license)	100	47	8.0
GSM (1 license)	292	91	6.3
Romania	895	534
5G (1 license)	66	66	25.0
LTE (1 license)	94	48	17.4
UMTS (3 licenses)	151	66	12.2 à 20.3
GSM (1 license)	203	78	16.3
Jordan	514	258
5G (2 licenses)	236	230	17.3 to 19.7
LTE (2 licenses)	140	74	4.4 and 10.9
Belgium	376	304
5G (3 licenses)	54	51	2.7 to 20.3
LTE (3 licenses)	76	31	2.7 to 6
UMTS (1 license)	46	8	3.7
GSM (1 license)	66	9	3.0
Slovensko	242	99
Other	2,152	706
Total	12,688	6,869

(1)	In number of years, at December 31, 2022.

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

The operating rights granted under certain concession arrangements are recognized in other intangible assets and correspond to the right to charge users of the public service (see Note 4.1).

Consolidated financial statements 2022	F-75

8.5    Property, plant and equipment

	December 31, 2022				December 31,	December 31,
					2021	2020
(in millions of euros)	Gross value	Accumulated	Accumulated	Net book	Net book	Net book
		depreciation	impairment	value	value	value
		and
		amortization
Networks and devices	99,243	(70,757)	(398)	28,088	27,155	25,825
Land and buildings	8,156	(5,624)	(233)	2,299	2,117	2,018
IT equipment	3,943	(3,149)	(1)	793	784	801
Other property, plant and equipment	1,731	(1,265)	(6)	460	428	431
Total property, plant and equipment	113,073	(80,795)	(639)	31,640	30,484	29,075

Networks and devices are broken down as follows:

(in millions of euros)	2022	2021	2020
Net book value of property, plant and equipment - in the opening balance	30,484	29,075	28,423
Acquisitions of property, plant and equipment	6,329	5,947	5,848
o/w financed assets	229	40	241
Impact of changes in the scope of consolidation (1)	262	130	0
Disposals and retirements	(181)	(102)	(154)
Depreciation and amortization (2)	(4,725)	(4,796)	(4,880)
o/w fixed assets	(4,618)	(4,712)	(4,825)
o/w financed assets	(107)	(84)	(55)
Impairment	(23)	(5)	(6)
Translation adjustment	(291)	129	(319)
Reclassifications and other items (3)	(216)	105	164
Net book value of property, plant and equipment - in the closing balance	31,640	30,484	29,075

(1)In 2022, includes 261 million euros for the purchase price allocation of Telekom Romania Communications (see Note 3.2)

Mainly related, in 2021, to the effects of the acquisition of Telekom Romania Communications and the loss of sole control over the FiberCo in Poland (see Note 3.2).

(2)In 2022, includes the effect of the extension of the amortization period of the copper network in France, resulting in a decrease in depreciation and amortization of 135 million euros.
(3)In 2022, mainly includes the effect of the increase in discount rates on dismantling assets (see Note 8.7).

Financed assets

Financed assets include at December 31, 2022 the set-up boxes in France financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The associated payables to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3)

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment mainly include labor expenses and amount to 400 million euros in 2022, 450 million euros in 2021 and 462 million euros in 2020.

Accounting policies

Property, plant and equipment is made up of tangible fixed assets and financed assets. It mainly comprises network facilities and equipment.

Consolidated financial statements 2022	F-76

The gross value of property, plant and equipment is made up of its acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling and removing the fixed asset and restoring the site where it was located under the obligation incurred by the Group.

The roll-out of assets by stage, particularly network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber To The Home – FTTH) organizes the access by commercial operators to the last mile of networks rolled out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the last mile of networks is classified as a joint operation in accordance with IFRS 11 “Partnerships”: Orange only recognizes in its assets the portions (built or acquired) in networks that it has co-financed or built.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active network and even spectrum equipment.

8.6    Fixed assets payables

(in millions of euros)	2022	2021	2020
Fixed assets payable - in the opening balance	4,481	4,640	3,665
Business related variations	124	(206)	1,002
o/w telecommunication licences payable(1)	51	143	618
Changes in the scope of consolidation(2)	—	(199)	—
Translation adjustment	(54)	31	(50)
Reclassifications and other items(3)	30	216	23
Fixed assets payable - in the closing balance	4,581	4,481	4,640
o/w long-term fixed assets payable	1,480	1,370	1,291
o/w short-term fixed assets payable	3,101	3,111	3,349

(1)	In 2022, includes 241 million euros relating to the acquisition of the 5G license in Romania, and (153) million euros paid out for 5G licenses in France. In 2021, included 192 million euros relating to the acquisition of 5G in Spain and (150) million euros paid out for the 5G license in France. Included, in 2020, 725 million euros for the acquisition of the 5G license in France.
(2)	Included (241) million euros in 2021 resulting from the loss of exclusive control of Orange Concessions (see Note 3.2).
(3)	In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Accounting policies

These payables are generated from trading activities. The payment terms may be over several years in the case of infrastructure roll-out and license acquisition. Payables due in more than 12 months are presented in non-current items. Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

Trade payables also include payables that the supplier may have disposed of, with or without notifying financial institutions, in a direct or reverse factoring arrangement (see Note 5.6).

Firm commitments to purchase fixed assets are presented as unrecognized contractual commitments (see Note 16), net of any down payments which are recorded as down payments on fixed assets.

Consolidated financial statements 2022	F-77

8.7    Dismantling provisions

Asset dismantling obligations mainly relate to the restoration of mobile telephony antenna sites, the treatment of telephone poles, management of waste electrical and electronic equipment and the dismantling of telephone booths.

(in millions of euros)	2022	2021	2020
Dismantling provisions - in the opening balance	897	901	827
Provision reversal with impact on income statement	—	—	—
Discounting with impact on income statement	36	11	2
Utilizations without impact on income statement	(20)	(18)	(12)
Changes in provision with impact on assets(1)	(221)	3	79
Changes in the scope of consolidation	—	—	—
Translation adjustment	(5)	—	(10)
Reclassifications and other items	10	—	16
Dismantling provisions - in the closing balance	696	897	901
o/w non-current provisions	670	876	885
o/w current provisions	26	21	16

(1)Mainly includes the effect of the increase in discount rates in 2022.

Accounting policies

The Group has an obligation to dismantle installed technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantling asset is recognized against a dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, devices and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate that will allow the obligation to be settled. This estimate is reviewed annually and the provision is adjusted where necessary against the dismantling asset recognized and the underlying assets, if any. The provision is discounted at a rate set by geographical area corresponding to the average risk-free rate of a 15-year government bond.

When the obligation is settled, the provision is reversed against the net carrying value of the dismantling asset and the net carrying value of the underlying assets if the dismantling asset is less than the financial provision reversal.

Note 9    Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases are divided between the following asset categories:

−  Land and buildings;

−  Networks and devices;

−  IT equipment;

−  Other.

Accounting policies

The mandatory IFRS 16 “Leases,” has been applied within the Group since January 1, 2019.

IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset. All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease obligations (see Notes 9.1 and 9.2). In the income statement, amortization of right-of-use assets (see Note 9.1) is presented separately from interest on lease liabilities. In the statement of cash flows, cash outflows relating to interest expenses impact cash flows provided by operating activities, while principal repayments on lease liabilities impact cash flows related to financing activities.

For the lessor, assets subject to leases must be presented in the balance sheet according to the nature of the asset and the associated lease revenues as income on a straight-line basis over the lease term.

When the Group carries out a transaction categorized as sale and leaseback in accordance with IFRS 16, a right-of-use asset is recognized in proportion to the previous carrying value of the asset corresponding to the right-of-use asset retained to offset a lease liability. Gains (losses) on disposal of fixed assets are recognized in the income statement in proportion to the rights actually transferred to the buyer-lessor. The adjustment of the gains (losses) on disposal recognized in the income statement for the share on which the Group retains its user rights via the lease corresponds to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions provided for in IFRS 16, i.e. leases with a term of 12 months or less that are not automatically renewable and those where the replacement value of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these two exemptions are presented in off-balance sheet commitments and an expense is recognized in “external purchases” in the income statement.

The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

Consolidated financial statements 2022	F-78

The Group has defined 4 major categories of leases:

−  Land and buildings: these leases mainly concern commercial (point of sale) or service activity (offices and headquarters) leases, as well as leases of technical buildings not owned by the Group. Real-estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as “3/6/9 leases”) (see Note 9.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment;

−  Networks and devices: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case for land for antenna installation, mobile sites leased from third-party operators and certain “TowerCos” contracts (companies operating telecom masts). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (full or partial unbundling), as well as the lease of land transmission cables;

−  IT equipment: this asset category primarily comprises leases for servers and hosting space in data centers;

−  Other: this asset category primarily comprises leases for vehicles and technical equipment.

9.1    Right-of-use assets

(in millions of euros)	December 31, 2022				December 31, 2021	December 31, 2020
	Gross value	Accumulated	Accumulated	Net book	Net book value	Net book value
		depreciation	impairment	value
		and
		amortization
Land and buildings	8,134	(3,090)	(377)	4,667	4,930	4,865
Networks and devices(1)	4,241	(1,192)	—	3,049	2,516	1,931
IT equipment	189	(130)	(0)	59	55	30
Other	354	(193)	(0)	161	201	184
Total right-of-use assets	12,918	(4,605)	(377)	7,936	7,702	7,009

(1)	The increase in right-of-use assets includes the effect of the development of a secondary market for co-financed and leased lines.

(in millions of euros)	2022	2021	2020
Net book value of right-of-use assets - in the opening balance	7,702	7,009	6,700
Increase (new right-of-use assets)(1)	1,930	2,172	1,529
Impact of changes in the scope of consolidation	—	34	1
Depreciation and amortization	(1,507)	(1,481)	(1,384)
Impairment (2)	(54)	(91)	(57)
Impact of changes in the assessments	(49)	74	331
Translation adjustment	(35)	46	(104)
Reclassifications and other items	(52)	(62)	(7)
Net book value of right-of-use assets - in the closing balance	7,936	7,702	7,009

(1)	In 2021, included the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.
(2)	Impairment losses on right-of-use assets mainly concern real estate leases classified as onerous contracts.

Depreciation and amortization of right-of-use assets

In 2022, the rental expense recognized in external purchases in the income statement amounts to (134) million euros, compared with (147) million euros in 2021 and (151) million euros in 2020 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not automatically renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not taken into account in the measurement of the lease liability.

Consolidated financial statements 2022	F-79

Accounting policies

A right-of-use asset is recognized in assets, with a corresponding lease liability (see Note 9.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases, such as fees, lease negotiation expenses or administration costs, and less rent-free period liabilities and lessor financial contributions.

This right-of-use asset is depreciated in the income statement on a straight-line basis over the lease term chosen by the Group, in accordance with the lease terms defined in IFRS 16.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

9.2    Lease liabilities

(in millions of euros)	2022	2021	2020
Lease liabilities - in the opening balance	8,065	7,371	6,932
Increase with counterpart in right-of-use	1,915	2,158	1,582
Impact of changes in the scope of consolidation	1	34	1
Decrease in lease liabilities following rental payments	(1,514)	(1,624)	(1,400)
Impact of changes in the assessments	(43)	74	326
Translation adjustment	(29)	47	(96)
Reclassifications and other items	16	4	26
Lease liabilities - in the closing balance	8,410	8,065	7,371
o/w non-current lease liabilities	6,901	6,696	5,875
o/w current lease liabilities	1,509	1,369	1,496

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2022:

(in millions of euros)	Total	2023	2024	2025	2026	2027	2028 and
							beyond
Undiscounted lease liabilities	9,580	1,646	1,381	1,204	1,028	944	3,377

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where termination is reasonably certain).

The Group only takes the lease component of the contract into account when measuring the lease liability. For certain asset classes where leases include both service and lease components, the Group may recognize a single contract, classified as a lease (i.e. without distinguishing between the service and lease components).

Orange systematically determines the lease term as the period during which leases cannot be terminated, plus periods covered by any extension options that the lessee is reasonably certain to exercise and any termination options that the lessee is reasonably certain not to exercise. In the case of “3/6/9” leases in France, the term adopted is assessed on a contract-by-contract basis.

The term is also defined taking into account any laws and practices specific to each jurisdiction or business sector regarding firm lease commitment terms granted by lessors. The Group nonetheless assesses the enforceable term, based on the circumstances of each lease, taking into account certain indicators such as the existence of significant penalties in the event of termination by the lessee. To determine the length of this enforceable period, the Group considers the economic importance of the leased asset and the assumptions made in its strategic plan.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable term of the lease.

When a lease includes a purchase option, the Group considers the enforceable term to be equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each lease, the discount rate used is determined based on the yield on government bonds in the lessee country, taking into account the term and currency of the lease, plus the Group’s credit spread.

Consolidated financial statements 2022	F-80

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced by the following main cases:

−  a change in term resulting from a contract amendment or a change in the assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−  a change in the amount of lease payments, for example following the application of a new index or rate in the case of variable payments;

−  a change in the assessment of whether a purchase option will be exercised;

−  any other contractual change, for example a change to the scope of the lease or its underlying asset.

Note 10    Taxes

10.1    Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies payables as they are set by and paid to States and local authorities.

10.1.1  Operating taxes and levies recognized in the income statement

(in millions of euros)	2022	2021	2020
Territorial Economic Contribution, IFER and similar taxes(1)	(642)	(652)	(795)
Spectrum fees	(373)	(360)	(341)
Levies on telecommunication services	(333)	(329)	(319)
Other operating taxes and levies	(534)	(586)	(469)
Total	(1,882)	(1,926)	(1,924)

(1)  In 2021, included a reduction in the territorial economic contribution (cotisation économique territoriale – CET) of 139 million euros. This decrease is explained by the reduction in the applicable rate of the business value added tax (cotisation sur la valeur ajoutée – CVAE), which is the main component of the CET.

The 2021 French Finance Act enacted the reduction of the applicable rate of the CVAE in France, effective January 1, 2021. The applicable rate for this tax was reduced from 1.5% to 0.75%.

The breakdown of operating taxes and levies per geographical area is as follows:

Consolidated financial statements 2022	F-81

10.1.2  Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Value added tax (VAT)	1,114	1,025	966
Other operating taxes and levies	151	138	138
Operating taxes and levies - receivables	1,265	1,163	1,104
Value added tax (VAT)	(687)	(682)	(652)
Territorial Economic Contribution, IFER and similar taxes	(96)	(89)	(87)
Spectrum fees	(19)	(18)	(21)
Levies on telecommunication services	(107)	(143)	(128)
Other operating taxes and levies	(496)	(504)	(391)
Operating taxes and levies - payables	(1,405)	(1,436)	(1,279)
Operating taxes and levies - net	(140)	(273)	(175)

Changes in operating taxes and levies

(in millions of euros)	2022	2021	2020
Net tax liabilities and operating taxes and levies - in the opening balance	(273)	(175)	(197)
Operating taxes and levies recognized in profit or loss	(1,882)	(1,926)	(1,924)
Operating taxes and levies paid(1)	1,906	1,914	1,929
Changes in the scope of consolidation	—	(67)	—
Translation adjustment	42	(19)	20
Reclassifications and other items	68	(1)	(3)
Net tax liabilities and operating taxes and levies - in the closing balance	(140)	(273)	(175)

(1) In 2021, included the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement by Orange Polska in connection with the loss of exclusive control over the FiberCo in Poland (see Note 3.2).

Accounting policies

Value Added Tax (VAT) receivables and payables correspond to the VAT collected or deductible from various states. Collections and remittances to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates its tax assets and liabilities (including provisions) based on the technical merits of the positions it defends versus the tax authorities.

Consolidated financial statements 2022	F-82

10.2    Income taxes

10.2.1  Income taxes

(in millions of euros)	2022	2021	2020
Orange SA tax group	(541)	3	1,556
• Current tax	(417)	(129)	1,801
o/w tax income related to the 2005-2006 tax dispute	—	—	2,246
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(417)	(129)	(444)
• Deferred tax	(124)	133	(246)
Spanish tax group	50	(115)	(146)
• Current tax	—	—	(40)
• Deferred tax	50	(115)	(106)
Africa & Middle-East	(528)	(431)	(341)
• Current tax	(536)	(420)	(343)
• Deferred tax	8	(11)	2
United Kingdom	(74)	(264)	(137)
• Current tax	(75)	(76)	(75)
• Deferred tax	1	(188)	(63)
Other subsidiaries (1)	(172)	(156)	(83)
• Current tax	(140)	(125)	(99)
• Deferred tax	(32)	(31)	16
Total Income taxes	(1,265)	(962)	848
Current tax	(1,168)	(750)	1,245
o/w tax income related to the 2005-2006 tax dispute	—	—	2,246
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(1,168)	(750)	(1,001)
Deferred tax	(97)	(212)	(396)

(1)	In 2021, included a tax expense of (74) million euros in Poland related notably to the gain arising from the loss of sole control over the FiberCo (see Note 3.2).

Consolidated financial statements 2022	F-83

The breakdown of current tax by geographical area or by tax group (excluding tax income related to the 2005–2006 tax dispute) is as follows:

(in millions of euros)

Orange SA tax group

Current tax expense

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

Over the last three years, the income tax rate applicable in France has gradually decreased, from 32.02% in 2020 to 28.41% in 2021, and then to 25.83% in 2022.

The reduction in the corporate tax rate in France resulted in a reduction in the current tax expense of 35 million euros in 2022, 61 million euros in 2021 and 36 million euros in 2020.

In 2021, the current tax expense included tax income recorded resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

In 2020, the current tax expense included tax income of 2,246 million euros, as a result of the decision issued by the Conseil d’État on November 13, 2020 in favor of Orange SA on a dispute in respect of the years 2005-2006.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal, i.e. 25.83%.

In 2021, the deferred tax expense included deferred tax income of 316 million euros related to the recognition of an employee benefit liability for the French part-time for seniors plans (Temps Partiel Seniors – TPS).

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% for all fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% limit on the use of available tax loss carryforwards.

In 2022, as in 2021, the Spanish tax group was in deficit, which explains the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2022, a deferred tax income of 53 million euros was recognized to reflect the effect of the change in business projections in the recoverability of deferred tax assets.

To reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets, a deferred tax expense was recognized for (162) million euros in 2021 and (102) million euros in 2020.

Africa & Middle-East

The main contributors to the income tax expense are Guinea, Côte d’Ivoire, Mali and Senegal:

−  in Guinea, the corporate tax rate is 35% and the current tax expense amounts to (94) million euros in 2022, (63) million euros in 2021 and (47) million euros in 2020;

–  in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense amounts to (86) million euros in 2022, (91) million euros in 2021 and (77) million euros in 2020;

Consolidated financial statements 2022	F-84

–  in Mali, the corporate tax rate is 30% and the current tax expense amounts to (64) million euros in 2022, (67) million euros in 2021 and (62) million euros in 2020;

–  in Senegal, the corporate tax rate is 30% and the current tax expense amounts to (55) million euros in 2022, (53) million euros in 2021 and (54) million euros in 2020.

United Kingdom

Current tax expense

The current income tax expense primarily reflects the taxation of activities related to Orange’s brand activities at a tax rate of 19%.

Deferred tax expense

In 2021, a corporate tax rate increase was passed which will rise to 25% from 2023 (it currently stands at 19%). The 2021 deferred tax expense therefore included an increase of (188) million euros in deferred tax liabilities recognized on the Orange brand.

In 2020, the deferred tax expense included an increase of (63) million euros in deferred tax liabilities recognized in the United Kingdom on the Orange brand. The British government canceled the tax rate reduction from 19% to 17% in 2020, provided for by the 2016 Finance Act, thus maintaining the rate at 19%. The deferred tax liabilities on the brand were recorded as of December 31, 2020 at a 19% tax rate.

Group tax proof

(in millions of euros)	Note	2022	2021	2020
Profit before tax		3,882	1,740	4,207
Statutory tax rate in France		25.83%	28.41%	32.02%
Theoretical income tax		(1,003)	(494)	(1,347)
Reconciling items :
Tax income related to the 2005-2006 tax dispute (1)		—	—	2,246
Impairment of goodwill (2)	7.1	(211)	(1,052)	—
Impact related to the loss of sole control over Orange Concessions		—	557	—
Share of profits (losses) of associates and joint ventures		—	1	(1)
Adjustment of prior-year taxes		(13)	(23)	1
Recognition / (derecognition) of deferred tax assets		83	(149)	(98)
Difference in tax rates (3)		10	85	157
Change in applicable tax rates (4)		—	(235)	(92)
Other reconciling items(5)		(130)	348	(18)
Effective income tax		(1,265)	(962)	848
Effective tax rate (ETR)		32.59%	55.31%	(20.17)%

(1)	Relates to the tax income of 2,246 million euros (including interests) recognized in 2020 following the favorable decision handed down on November 13, 2020 by the Conseil d'État on the tax dispute relating to fiscal years 2005–2006. Excluding this effect, the Group ETR was 33.2% in 2020.
(2)	Reconciliation effect calculated based on the tax rate applicable to the parent company of the Group. The difference in tax rates between the parent company and the subsidiary locally is presented below in “Difference in tax rates.” In 2022, impairment losses recorded on goodwill generates a reconciliation effect at the Group tax rate of (211) million euros. Excluding this effect, the Group ETR is 26.9% in 2022. In 2021, the impairment loss of (3,702) million euros recorded on goodwill in Spain generated a reconciliation effect at the Group tax rate of (1,052) million euros. Excluding this effect, the Group ETR was 17.7% in 2021.
(3)	The Group is present in jurisdictions in which tax rates are different from the French tax rate, mainly the United Kingdom (tax rate of 19%), Romania (tax rate of 16%), Poland (tax rate of 19%) and Guinea (tax rate of 35%).
(4)	Takes into account the remeasurement of deferred tax following tax legislation introducing changes in tax rates, as well as the impact of recognizing deferred tax in the period at tax rates different from the rate applicable in the current fiscal year.
(5)	In 2021, included a tax income recorded resulting from the reassessment of an income tax charge booked in periods prior to those presented.

10.2.2 Income tax on other comprehensive income

(in millions of euros)	2022		2021		2020
	Gross	Deferred	Gross	Deferred	Gross	Deferred
	amount	tax	amount	tax	amount	tax
Actuarial gains and losses on post-employment benefits	176	(47)	59	(14)	(13)	1
Assets at fair value	(112)	—	11	—	94	—
Cash flow hedges	295	(70)	317	(84)	22	(10)
Translation adjustment	(374)	—	200	—	(414)	—
Other comprehensive income of associates and joint ventures	51	—	1	—	—	—
Total presented in other comprehensive income	37	(117)	587	(98)	(311)	(9)

Consolidated financial statements 2022	F-85

10.2.3 Tax position in the statement of financial position

	December 31, 2022			December 31, 2021			December 31, 2020
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
Orange SA tax group
• Current tax	—	31	(31)	26	—	26	—	359	(359)
• Deferred tax (1)	135	—	135	362	—	362	327	—	327
Spanish tax group
• Current tax	1	—	1	13	—	13	12	—	12
• Deferred tax (2)	—	161	(161)	—	211	(211)	—	95	(95)
Africa & Middle-East
• Current tax	68	395	(327)	62	328	(266)	45	228	(183)
• Deferred tax	128	58	70	127	93	34	103	55	48
United Kingdom
• Current tax	2	—	2	—	5	(5)	—	4	(4)
• Deferred tax (3)	—	786	(786)	—	787	(787)	—	600	(600)
Other subsidiaries
• Current tax	77	112	(34)	80	92	(12)	70	82	(12)
• Deferred tax	157	120	38	202	94	109	244	105	139
Total
• Current tax	149	538	(389)	181	425	(244)	128	673	(545)
• Deferred tax	421	1,124	(704)	692	1,185	(493)	674	855	(181)

(1)	Mainly includes deferred tax assets on employee benefits.
(2)	The recognized deferred tax assets are offset by deferred tax liabilities on goodwill which is tax deductible.
(3)	Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2022	2021	2020
Net current tax assets/(liabilities) in the opening balance	(244)	(545)	(629)
Cash tax payments/(reimbursements)(1)(2)	1,022	1,028	(1,160)
Change in income statement (2)	(1,168)	(750)	1,245
Change in other comprehensive income	—	—	—
Change in retained earnings (3)	(2)	29	(2)
Changes in the scope of consolidation	—	1	—
Translation adjustment	2	(7)	4
Reclassification and other items	1	—	(4)
Net current tax assets/(liabilities) in the closing balance	(389)	(244)	(545)

(1)	In 2022, includes a tax refund of 11 million euros related to the loss of sole control over the FiberCo in Poland, reclassified in investing activities in the consolidated statement of cash flows.
(2)	In 2021, included disbursements and tax expenses on gains arising from the loss of sole control over Orange Concessions in France and FiberCo in Poland, in the amounts of 47 million euros and 27 million euros respectively, reclassified in investing activities in the consolidated statement of cash flows. In 2020, included a reimbursement and tax income of 2,246 million euros in respect of the tax dispute for 2005–2006.
(3)	Mainly corresponds to the tax effect of the remeasurement of the portion of subordinated notes denominated in foreign currency and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2022	2021	2020
Net deferred tax assets/(liabilities) in the opening balance	(493)	(181)	238
Change in income statement	(97)	(212)	(396)
Change in other comprehensive income	(117)	(98)	(9)
Change in retained earnings	—	5	—
Change in the scope of consolidation	(21)	(1)	(2)
Translation adjustment	25	(5)	(10)
Reclassification and other items	—	(1)	(2)
Net deferred tax assets/(liabilities) in the closing balance	(704)	(493)	(181)

Consolidated financial statements 2022	F-86

Deferred tax assets and liabilities by type

	December 31, 2022			December 31, 2021			December 31, 2020
			Income			Income			Income
(in millions of euros)	Assets	Liabilities	state-ment	Assets	Liabilities	state-ment	Assets	Liabilities	state-ment
Provisions for employee benefit obligations	679	—	22	705	—	218	499	—	(154)
Fixed assets	465	1,481	(75)	528	1,476	(218)	552	1,275	(111)
Tax losses carryforward	3,935	—	20	3,958	—	37	3,887	—	8
Other temporary differences	2,658	3,168	(145)	2,673	2,960	(76)	2,690	2,821	(71)
Deferred tax	7,736	4,649	(178)	7,865	4,436	(38)	7,629	4,096	(327)
Depreciation of deferred tax assets	(3,791)	—	80	(3,922)	—	(174)	(3,714)	—	(69)
Netting	(3,525)	(3,525)	—	(3,251)	(3,251)	—	(3,241)	(3,241)	—
Total	421	1,124	(97)	692	1,185	(212)	674	855	(396)

At December 31, 2022, tax loss carryforwards mainly relates to Spain and Belgium.

At December 31, 2022, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly include tax losses that can be carried forward indefinitely. In Spain, tax loss carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2027, unless affected by changes in current tax rules and changes in business projections. The deferred tax assets recognized for Spain amounted to 0.4 billion euros at December 31, 2022.

Most of the other tax loss carryforwards for which no deferred tax assets have been recognized will expire beyond 2027.

10.3    Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of several tax audits for the years 2017–2018 and 2019–2020, for which the tax adjustments notified to date total approximately 520 million euros (including default penalties and interest). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communication services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits, as well as the non-inclusion in the tax base of income from the sale of equipment in 2019, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are being challenged by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended, for which the effects are non-material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This adjustment request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in the rest of the Group

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In the Democratic Republic of Congo, Orange was the subject of a tax audit for the years 2017–2019, for which the tax adjustments notified to date total approximately 146 million euros. These adjustments mainly relate to the recognition method for mobile prepaid revenue and the non-taxation of electronic money flows in third-party accounts to be transferred to end customers. All of these adjustments are being challenged by Orange RDC, which has appealed to the Finance Minister.

Consolidated financial statements 2022	F-87

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

Consolidated financial statements 2022	F-88

Note 11    Interests in associates and joint ventures

11.1    Change in interests in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

(in millions of euros)
Company	Main activity	Main co-%		December 31,	December 31,	December 31,
		shareholder	interest	2022	2021	2020
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation / maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,057	1,049	—
Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction / operation in Poland	APG Group (50%)	50%	306	298	—
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	72	65	70
Other				17	10	10
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	17	2	—
Savoie connectée	Fiber infrastructure operator	Covage (70%)	30%	7	7	5
IRISnet	Telecommunications operator in Belgium	MRBC (54%)	22%	6	6	5
Odyssey Music Group (Deezer)(1)	Streaming platform	AI European Holdings SARL	NA	NA	—	5
Other				3	3	2
Total associates and joint ventures				1,486	1,440	98
(1)Following Deezer's initial public offering in 2022, the Orange group no longer has any significant influence on the entity (see Note 3.2).

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2022	2021	2020
Interests in associates and joint ventures - in the opening balance	1,440	98	103
Dividends	(5)	(3)	(4)
Share of profits (losses)	(2)	3	(2)
Impairment loss	—	—	(0)
Change in components of other comprehensive income(1)	51	3	—
Changes in the scope of consolidation(2)	(3)	1,345	—
Change in capital	11	3	19
Translation adjustment	(2)	(4)	(12)
Reclassifications and other items	(3)	(6)	(6)
Interests in associates and joint ventures - in the closing balance	1,486	1,440	98

(1)	In 2022, includes the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in other comprehensive income for 33 million euros of Orange Concessions, and 18 million euros of the FiberCo in Poland.
(2)	In 2021, changes in the scope of consolidation mainly concerned Orange Concessions and the FiberCo in Poland, as described in Note 3.2.

The main transactions between the Group and companies consolidated using the equity method are presented in Note 12.

Consolidated financial statements 2022	F-89

11.2Key figures from associates and joint ventures

The key figures relating to Orange Concessions and Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures from financial statements of entities taken as a whole):

(in millions of euros)	December 31, 2022		December 31, 2021
	Orange	Swiatłowod	Orange	Swiatłowod
	Concessions	Inwestycje Sp. z o.o.	Concessions	Inwestycje Sp. z o.o.
Assets(1)

Non-current assets	3,699	372	3,029	168
Current assets	417	197	519	171
Total assets	4,115	569	3,548	339

Liabilities

Shareholder's equity	2,117	281	1,991	257
Non-current liabilities	1,494	198	1,054	45
Current liabilities	505	90	502	36
Total equity and liabilities	4,115	569	3,548	339

Income statement

Revenue	768	29	112	7
Operating income	(7)	(4)	(16)	(3)
Finance costs, net	(35)	(5)	(5)	16
Income tax	8	1	7	(3)
Net income	(35)	(8)	(14)	10

(1) Assets are recognized by Orange Concessions in accordance with the provisions of IFRIC 12 “Service Concession Arrangements.”

11.3Contractual commitments on interests in associates and joint ventures

Public Initiative Networks commitments

As part of the roll-out of the high-speed and very high-speed broadbrand network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium HIN, comprising La Banque des Territoires (Caisse des Dépôts), CNP Assurances and EDF resulting in the loss of Orange's sole control over this entity and its subsidiaries. The Orange Concessions group is jointly controlled with the consortium and is consolidated in the financial statements of the Orange group according the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, i.e. 1,702 million euros at December 31, 2022.

Accounting policies

The carrying value of interests in associates or joint ventures corresponds to the initial acquisition cost plus the share of net income for the period. If an associate or joint venture incurs losses and the carrying value of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and whenever there is objective evidence of impairment loss, such as a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying value, the recoverable amount being the higher of the value in use and the fair value less transaction costs. The unit of account is the whole investment. Any impairment loss is recognized in the “share of profits (losses) of associates and joint ventures”. Impairment losses can be reversed once the recoverable amount exceeds the carrying value.

Note 12    Related party transactions

Transactions with the French State and affiliated bodies

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA.

The communication services provided to the French State are awarded as part of a competitive process arranged by each department according to the nature of the service. They have no material impact on consolidated revenues.

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except for the use of spectrum resources. These resources are allocated after a competitive process.

Consolidated financial statements 2022	F-90

Transactions with the main associates and joint ventures

The main transactions between the Group and its associates and joint ventures are reflected as follows in Orange’s consolidated financial statements:

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Assets
Non-current financial assets	43	43	9
Trade receivables	254	417	39
o/w Orange Concessions(1)	209	372	—
Current financial assets	12	12	5
Other current assets	40	52	—

Liabilities
Current financial liabilities	—	—	—
Trade payables	11	14	5
Other current liabilities	2	1	0
Customer contract liabilities	154	153	3
o/w Swiatlowod Inwestycje Sp.z o.o.(2)	146	151	—

Income statement
Revenue	726	139	14
o/w Orange Concessions	705	124	—
Operating income	700	135	(7)
Finance costs, net	2	1	—
Net income	702	129	(7)

(1)	Transactions between the Group and Orange Concessions mainly comprise Orange SA receivables from Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.
(2)	Customer contract liabilities mainly correspond to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to the FiberCo in Poland.

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

Note 13    Financial assets, liabilities and financial results (telecom activities)

13.1    Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and distinguish the performance of telecom activities from the performance of the Mobile Financial Services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

Consolidated financial statements 2022	F-91

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange	o/w	Note	o/w Mobile	Note	o/w eliminations
	consolidated	telecom		Finance		telecom
	financial	activities		Services		activities /mobile
	statements					finance services
Non-current financial assets related to Mobile Financial Services activities	656	—		656	17.1.1	—
Non-current financial assets	977	1,004	13.7	—		(27)	(1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	—
Current financial assets related to Mobile Financial Services activities	2,742	—		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	—		—
Current derivatives assets	112	112	13.8	—	17.1.3	—
Cash and cash equivalents	6,004	5,846	14.3	158		—
Non-current financial liabilities related to Mobile Financial Services activities	82	—		109	17.1.2	(27)	(1)
Non-current financial liabilities	31,930	31,930	13.3	—		—
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,034	—		3,034	17.1.2	—
Current financial liabilities	4,702	4,708	13.3	—		(6)
Current derivatives liabilities	51	51	13.8	—	17.1.3	—

(1)	Loan granted by Orange SA to Orange Bank.

13.2    Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains and losses mainly include:

−The revaluation in euros of bonds denominated in foreign currencies (Note 13.5) as well as the symmetrical revaluation of associated hedges as defined by IFRS 9 and the revaluation of bank loans.

−The effects of the revaluation of trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 15.4).

Other net financial expenses mainly composed of interest on lease liabilities for (145) million euros in 2022, (120) million euros in 2021 and (120) million euros in 2020 (see Note 9.2).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Consolidated financial statements 2022	F-92

Other gains and losses related to financial assets and liabilities are recognized in operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedge derivatives) in the amount of (31) million euros in 2022, (19) million euros in 2021 and 16 million euros in 2020.

	Finance costs, net						Other
							compre-
							hensive income
	Cost of gross	Gains	Cost of net	Foreign	Other net	Finance	Reserves
	financial debt(1)	(losses) on	financial debt	exchange	financial	costs, net
		assets		gains	expenses
		contributing		(losses)
		to net
		financial
(in millions of euros)		debt
2022
Financial assets	—	48	48	(38)	55		(110)
Financial liabilities	(1,023)	—	(1,023)	(196)	0		—
Lease liabilities	—	—	—	—	(145)		—
Derivatives	245	—	245	137	(0)		288
Discounting expense	—	—	—	—	(3)		—
Total	(779)	48	(731)	(97)	(92)	(920)	178
2021
Financial assets	—	(3)	(3)	47	75		11
Financial liabilities	(1,018)	—	(1,018)	(637)	(0)		—
Lease liabilities	—	—	—	—	(120)		—
Derivatives	188	—	188	655	0		322
Discounting expense	—	—	—	—	31		—
Total	(830)	(3)	(833)	65	(14)	(782)	332
2020
Financial assets	—	(1)	(1)	(151)	39		94
Financial liabilities	(1,152)	—	(1,152)	623	—		—
Lease liabilities	—	—	—	—	(120)		—
Derivatives	52	—	52	(576)	—		22
Discounting expense	—	—	—	—	(29)		—
Total	(1,100)	(1)	(1,102)	(103)	(110)	(1,314)	116

(1)	Includes interest on debts related to financed assets of (3) million euros in 2022 and (1) million euros in 2021 and 2020.

13.3    Net financial debt

The definition of net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 9.2) and includes debt related to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered a substitute for an analysis of all the Group’s assets and liabilities.

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

Consolidated financial statements 2022	F-93

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included in net financial debt, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31,	December 31,	December 31,
		2022	2021	2020
TDIRA	13.4	638	636	636
Bonds	13.5	29,943	29,010	29,848
Bank loans and from development organizations and multilateral lending institutions	13.6	3,309	3,206	3,671
Debt relating to financed assets		316	245	295
Cash collateral received	14.5	1,072	389	31
NEU Commercial Paper (1)		1,004	1,457	555
Bank overdrafts		250	342	154
Other financial liabilities		105	64	70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		36,638	35,348	35,260
Current and non-current Derivatives (liabilities)	13.8	386	285	804
Current and non-current Derivatives (assets)	13.8	(1,455)	(689)	(294)
Other comprehensive income components related to unmatured hedging instruments	13.8	114	(192)	(541)
Gross financial debt after derivatives (a)		35,684	34,751	35,229
Cash collateral paid (2)	14.5	(38)	(27)	(642)
Investments at fair value (3)	14.3	(4,500)	(2,266)	(3,206)
Cash equivalents	14.3	(3,178)	(5,479)	(5,140)
Cash		(2,668)	(2,709)	(2,751)
Other financial assets		(2)	—	—
Assets included in the calculation of net financial debt (b)		(10,386)	(10,481)	(11,740)
Net financial debt (a) + (b)		25,298	24,269	23,489

(1)	Negotiable European Commercial Paper (formerly called "commercial paper").
(2)	Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, is deducted from gross financial debt.
(3)	Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mainly held by the Group’s parent company, Orange SA.

The debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.9):

(in millions of euros)	December 31, 2021	Cash flows	Other changes with no impact on cash flows				December 31, 2022
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	636	—	—	—	2		638
Bonds	29,010	813	—	88	32	(1)	29,943
Bank loans and from development organizations and multilateral lending institutions	3,206	135	6	(28)	(11)		3,309
Debt relating to financed assets	245	(97)	—	—	168		316
Cash collateral received	389	684	—	—	—		1,072
NEU Commercial Paper	1,457	(456)	—	—	3		1,004
Bank overdrafts	342	(39)	—	(46)	(7)		250
Other financial liabilities	64	(1)	4	4	35		105
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	35,348	1,038	10	18	222		36,638
Net derivatives	(405)	(91)	—	(213)	(360)		(1,069)
Cash collateral paid	(27)	(12)	—	—	—		(38)
Cash flows from financing activities		936

(1)	Mainly corresponding to changes in accrued interest not yet due.

Consolidated financial statements 2022	F-94

(in millions of euros)	December 31,	Cash	Other changes with no impact				December 31,
	2020	flows	on cash flows				2021
			Changes in	Foreign
			the scope of	exchange
			consolidation	movement	Other
TDIRA	636	—	—	—	—		636
Bonds	29,848	(1,385)	—	599	(52)	(1)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	—	27	3		3,206
Debt relating to financed assets	295	(80)	—	—	30		245
Cash collateral received	31	358	—	—	—		389
NEU Commercial Paper	555	903	—	—	(1)		1,457
Bank overdrafts	154	173	—	15	—		342
Other financial liabilities	70	(136)	(41)	3	168		64
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	35,260	(663)	(41)	644	148		35,348
Net derivatives	510	201	—	(457)	(659)		(405)
Cash collateral paid	(642)	615	—	—	—		(27)
Cash flows from financing activities		153

(1)	Mainly corresponding to changes in accrued interest not yet due.

(in millions of euros)	December 31,	Cash	Other changes with no impact				December 31,
	2019	flows	on cash flows				2020
			Changes in	Foreign
			the scope of	exchange
			consolidation	movement	Other
TDIRA	822	(185)	—	—	(1)		636
Bonds	30,893	(389)	—	(624)	(31)	(1)	29,848
Bank loans and from development organizations and multilateral lending institutions	4,013	(322)	—	(25)	5		3,671
Debt relating to financed assets	125	(60)	—	—	231		295
Cash collateral received	261	(230)	—	—	—		31
NEU Commercial Paper	158	397	—	—	—		555
Bank overdrafts	203	(37)	—	(12)	—		154
Other financial liabilities	602	(484)	—	(2)	(46)		70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	37,076	(1,311)	—	(663)	157		35,260
Net derivatives	(138)	37	—	641	(29)		510
Cash collateral paid	(123)	(519)	—	—	—		(642)
Cash flows from financing activities		(1,793)

(1)	Mainly corresponding to changes in accrued interests not yet due.

Net financial debt by currency

Net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operating items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	26,013	4,132	2,900	75	186	94	465	1,817	35,683
Financial assets included in the calculation of net financial debt	(8,115)	(650)	(102)	(107)	(74)	(87)	(72)	(1,179)	(10,386)
Net debt by currency before effect of foreign exchange derivatives (1)	17,898	3,482	2,798	(32)	112	8	393	638	25,298
Effect of foreign exchange derivatives	6,280	(3,630)	(2,803)	887	—	—	—	(735)	—
Net financial debt by currency after effect of foreign exchange derivatives	24,178	(147)	(5)	856	112	8	393	(96)	25,298

(1)	Including the market value of derivatives in local currency.

Consolidated financial statements 2022	F-95

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalents in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

–  held in order to face short-term cash commitments; and

–  short-term and highly liquid assets at the acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to repurchase non-controlling interests are recognized at fair value through profit or loss.

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

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This mainly relates to the hedging of payables in foreign currencies against the exposure of their future cash flows to foreign exchange risk (cash flow hedging).

13.4    TDIRA

Perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or “TDIRAs”) with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des Marchés Financiers or AMF – French Financial Markets Authority) on February 24, 2003.

At December 31, 2022, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 615.216 shares to one TDIRA (i.e. a conversion price of 22.919 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

TDIRAs are subject to split accounting with one part treated as equity and another part as a liability. For the securities outstanding at December 31, 2022, the “equity” component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Number of securities	44,880	44,880	44,880
Equity component before deferred taxes	152	152	152
Debt component	638	636	636
o/w accrued interests not yet due	6	3	3
Paid interest	16	13	14

Accounting policies

Some Group financial instruments include both a financial debt component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the debt component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert to or redeem for shares. This debt component is subsequently recognized at amortized cost.

The equity component, originally calculated as the difference between the notional value of the instrument and the fair value of the debt component, remains the same throughout the life of the instrument.

Consolidated financial statements 2022	F-96

13.5    Bonds

In 2022, the Group carried out the following bond issues:

Notional currency	Initial	Maturity	Interest rate		Issuer	Type of operations	Amounts
	nominal		(%)				in millions
	amount						of euros
	(in millions
	of currency)
EUR	500	May 18, 2032	2.375		Orange SA	Issuance	500
MAD	300	June 3, 2026	2.600		Médi Telecom	Issuance	28
MAD	1,200	June 3, 2026	1Y BDT + 0.55		Médi Telecom	Issuance	112
EUR	750	November 16, 2031	3.625		Orange SA	Issuance	750
Total of issuances							1,390
EUR	500	September 16, 2022	3.375		Orange SA	Repayment at maturity	(500)
EUR	750	September 11, 2023	0.750		Orange SA	Early repayment	(7)
MAD	1,090	December 18, 2025	3.970		Médi Telecom	Regular annual basis repayment	(15)
MAD	720	December 18, 2025	1Y BDT + 1.00	(1)	Médi Telecom	Regular annual basis repayment	(10)
MAD	1,002	December 10, 2026	3.400		Médi Telecom	Regular annual basis repayment	(13)
MAD	788	December 10, 2026	1Y BDT + 0.85	(1)	Médi Telecom	Regular annual basis repayment	(11)
MAD	300	June 3, 2026	2.600		Médi Telecom	Regular annual basis repayment	(4)
MAD	1,200	June 3, 2026	1Y BDT + 0.55	(1)	Médi Telecom	Regular annual basis repayment	(14)
Total of repayments							(572)

(1)	The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

The unmatured bonds at December 31, 2022, presented below, were all issued by Orange SA, with the exception of three commitments (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom which are redeemable on a regular annual basis, at December 31, 2022, the bonds issued by the Group are redeemable at maturity. No specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance at the request of the issuer.

Consolidated financial statements 2022	F-97

Notional	Initial nominal amount	Maturity	Interest rate (%)		Outstanding amount (in millions of euros)
currency	(in millions of				December 31,	December 31,	December 31,
	currency units)				2022	2021	2020

Bonds matured before December 31, 2022					—	500	4,282
EUR	500	March 1, 2023	2.500		500	500	500
EUR	750	September 11, 2023	0.750		744	750	750
HKD	700	October 6, 2023	3.230		84	79	74
HKD	410	December 22, 2023	3.550		49	46	43
EUR	650	January 9, 2024	3.125		650	650	650
EUR	1,250	July 15, 2024	1.125		1,250	1,250	1,250
EUR	750	May 12, 2025	1.000		750	750	750
EUR	800	September 12, 2025	1.000		800	800	800
NOK	500	September 17, 2025	3.350		48	50	48
CHF	400	November 24, 2025	0.200		406	387	370
GBP	350	December 5, 2025	5.250		296	312	292
MAD (1)	1,090	December 18, 2025	3.970		42	59	72
MAD (1)	720	December 18, 2025	1Y BDT + 1.000		28	39	47
MAD	300	June 3, 2026	2.600		24	—	—
MAD (1)	1,200	June 3, 2026	1Y BDT + 0.55		94	—	—
EUR (1)	700	June 29, 2026	0.000		700	700	—
EUR	750	September 4, 2026	0.000		750	750	750
EUR	75	November 30, 2026	4.125		75	75	75
MAD (1)	1,002	December 10, 2026	3.400		51	68	79
MAD (1)	788	December 10, 2026	1Y BDT + 0.850		40	54	62
EUR	750	February 3, 2027	0.875		750	750	750
EUR	750	July 7, 2027	1.250		750	750	750
XOF	100,000	July 15, 2027	6.500		152	152	152
EUR	500	September 9, 2027	1.500		500	500	500
EUR	1,000	March 20, 2028	1.375		1,000	1,000	1,000
EUR	50	April 11, 2028	3.220		50	50	50
NOK	800	July 24, 2028	2.955		76	80	76
GBP	500	November 20, 2028	8.125		564	595	556
EUR	1,250	January 15, 2029	2.000		1,250	1,250	1,250
EUR	150	April 11, 2029	3.300		150	150	150
CHF	100	June 22, 2029	0.625		102	97	93
EUR	500	September 16, 2029	0.125		500	500	500
EUR	1,000	January 16, 2030	1.375		1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875		1,200	1,200	1,200
EUR	105	September 17, 2030	2.600		105	105	105
EUR	100	November 6, 2030	0.000	(2)	100	100	100
USD	2,500	March 1, 2031	9.000	(3)	2,308	2,173	2,006
EUR	300	May 29, 2031	1.342		300	300	300
EUR	750	November 16, 2031	3.625		750	—	—
EUR	50	December 5, 2031	4.300 (zero coupon)		79	75	72

(1)	Bonds issued by Médi Telecom. The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).
(2)	Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years x 166% fixed annually (0% until November 2023), floored at 0% and capped at 4% until 2023 and at 5% thereafter.
(3)	Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange’s credit rating from the rating agencies changes – see Note 14.3).

Consolidated financial statements 2022	F-98

Notional	Initial nominal	Maturity	Interest rate (%)		Outstanding amount (in millions of euros)
currency	amount				December 31,	December 31,	December 31,
	(in millions of				2022	2021	2020
	currency units)
EUR	50	December 8, 2031	4.350	(zero coupon)	80	77	73
EUR	50	January 5, 2032	4.450	(zero coupon)	77	74	71
GBP	750	January 15, 2032	3.250		846	893	834
EUR	750	April 7, 2032	1.625		750	750	750
EUR	500	May 18, 2032	2.375		500	—	—
EUR	1,000	September 4, 2032	0.500		1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125		1,500	1,500	1,500
EUR	55	September 30, 2033	3.750		55	55	55
EUR	1,000	December 16, 2033	0.625		1,000	1,000	—
GBP	500	January 23, 2034	5.625		564	595	556
HKD	939	June 12, 2034	3.070		113	106	99
EUR	800	June 29, 2034	0.750		800	800	—
EUR	300	July 11, 2034	1.200		300	300	300
EUR	50	April 16, 2038	3.500		50	50	50
USD	900	January 13, 2042	5.375		844	795	733
USD	850	February 6, 2044	5.500		797	750	693
EUR	750	September 4, 2049	1.375		750	750	750
GBP	500	November 22, 2050	5.375		564	595	556
Outstanding amount of bonds					29,654	28,737	29,524
Accrued interest					454	445	487
Amortized cost					(164)	(172)	(163)
Total					29,943	29,010	29,848

13.6    Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Sonatel	266	244	292
Orange Côte d'Ivoire	253	140	172
Orange Mali	201	207	227
Médi Telecom	183	167	220
Orange Egypt	163	137	163
Orange Burkina Faso	36	42	56
Orange Cameroon	36	78	111
Orange Jordanie	35	49	61
Orange Bail	12	3	-
Orange Madagascar	12	18	19
Orange Polska S.A.	10	6	1
Other	15	15	61
Bank loans	1,222	1,105	1,384
Orange SA(1)	2,087	2,101	2,288
Loans from development organizations and multilateral lending institutions(2)	2,087	2,101	2,288
Total	3,309	3,206	3,671

(1)	In 2021, Orange SA repaid at maturity a loan of 190 million euros. In 2020, Orange SA had repaid at maturity a loan of 400 million euros and negotiated a new loan of 350 million euros, maturing in 2027.
(2)	Entirely the European Investment Bank.

Consolidated financial statements 2022	F-99

13.7    Financial assets

Financial assets break down as follows:

(in millions of euros)	December 31, 2022			December 31, 2021	December 31, 2020
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	419	—	419	431	431
Investments securities	419	—	419	431	431
Financial assets at fair value through profit or loss	243	4,502	4,745	2,496	3,990
Investments at fair value(1)	—	4,500	4,500	2,266	3,206
Investments securities	206	—	206	203	141
Cash collateral paid (2)	38	—	38	27	642
Other	—	2	2	—	—
Financial assets at amortized cost	342	39	381	363	382
Receivables related to investments(3)	77	28	106	105	55
Other	264	11	275	258	327
Total financial assets	1,004	4,541	5,545	3,290	4,803

(1)	NEU Commercial Paper and bonds only (see Note 14.3).
(2)	See Note 14.5.
(3)	Including a loan of 27 million euros from Orange SA to Orange Bank.

Equity securities

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	2022	2021	2020
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the opening balance	432	431	277
Acquisitions(1)	98	85	81
Changes in fair value (2)	(108)	11	94
Sales	(7)	(95)	(20)
Other movements	3	—	(2)
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the closing balance	419	432	431

(1)In 2022, includes the effect of Deezer's initial public offering for 77 million euros (see Note 3.2)

(2) Deezer's share price at December 31, 2022 led to a decrease in the fair value of (54) million euros (see Note 3.2).

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Equity securities measured at fair value through profit or loss

(in millions of euros)	2022	2021	2020
Investment securities measured at fair value through profit or loss - in the opening balance	203	141	133
Changes in fair value	10	34	8
Other movements	(8)	27	—
Investment securities measured at fair value through profit or loss - in the closing balance	205	203	141

Accounting policies

Financial assets

–  Financial assets at fair value through profit or loss (FVR)

Consolidated financial statements 2022	F-100

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and UCITS (Undertakings for Collective Investment in Transferable Securities), which are compliant with the Group's liquidity risk management policy, may be designated by Orange as recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in fair value are recorded in net financial costs, net.

–  Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

–  Financial assets at amortized cost (AC)

This category mainly includes miscellaneous loans and receivables. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset's carrying value is higher than its recoverable amount. For these financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8    Derivatives

13.8.1 Market value of derivatives

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020

Hedging derivatives	893	484	(311)
Cash flow hedge derivatives	893	484	(311)
Fair value hedge derivatives	—	—	—
Derivatives held for trading (1)	176	(79)	(199)
Net derivatives(2)	1,069	405	(510)

(1)	Mainly related to the effect of the economic hedges of subsidiaries for 140 million euros in 2022, 90 million euros in 2021 and the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4) for (70) million euro in 2022, (165) million euros in 2021 and (210) million euro in 2020.
(2)	Of which foreign exchange effects of the cross-currency swaps (classified as hedging or trading) hedging foreign exchange risk on the notional amount of gross debt for 694 million euros in 2022, 657 million euros in 2021 and 251 million euros in 2020. The foreign exchange effect of the cross-currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in the case of a new instrument).

The risks hedged by these derivatives are described in Note 14. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 14.5.

Accounting policies

Derivatives are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading derivatives).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are economic hedge derivatives not classified as hedges for accounting purposes. Changes in the value of these instruments are recognized directly in profit or loss.

Hedge accounting is applicable when:

–  at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

–  the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged item to be almost fully offset by changes in the fair value of the hedging instrument.

There are three types of hedge accounting:

–  a fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is remeasured at fair value in the statement of financial position. Changes in this fair value are recognized in the income statement and offset by symmetrical changes in the fair value of financial hedging instruments to the extent of the hedge effectiveness.

–  a cash flow hedge is a hedge of exposure to changes in cash flows attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a transaction believed to be highly probable (such as a future purchase or sale) which could affect profit or loss. As the hedged item is not recognized in the statement of financial position, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

Consolidated financial statements 2022	F-101

–  a net investment hedge is a hedge of exposure to changes in value attributable to the foreign exchange risk of a net investment in a foreign operation, which could affect profit or loss on the disposal of the foreign operation. The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on disposal of the net investment.

For transactions qualified as fair value hedges and for economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item is a commercial transaction and in finance costs, net when the underlying hedged item is a financial asset or liability.

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

–  cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight-line basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the foreign currency basis spread of cross-currency swaps designated as cash flow hedges, the Group has chosen to designate these as hedging costs. This option enables recognition of these effects in other comprehensive income and amortization of the cost of the basis spread in profit or loss over the period of the hedge.

13.8.2  Cash flow hedges

The main purpose of the Group's cash flow hedges is to neutralize foreign exchange risk on future cash flows (notional, coupons) or to switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in the income statement was not significant during the periods presented. The main hedges unmatured at December 31, 2022, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	893	Cross Currency Swap	Forward	Interest rate swap	Commodity swap
			FX swap	Option	Option
			Option
Carrying amount - asset	1,065	1,002	3	—	74
Carrying amount – liability	(172)	(156)	(11)	(5)	—
Change in cash flow hedge reserve	288	225	(6)	9	60
Gain (loss) recognized in other comprehensive income	304	244	(8)	9	59
Reclassification in financial result	(19)	(19)	—	—	—
Reclassification in operating income	(1)	—	(1)	—	—
Reclassification in initial carrying amount of hedged item	4	—	4	—	—
Cash flow hedge reserve	497	457	(4)	(5)	49
o/w related to unmatured hedging instruments	114	74	(4)	(5)	49
o/w related to discontinued hedges	383	383	—	—
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

Consolidated financial statements 2022	F-102

The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest
		rate risk	Exchange risk	Interest rate risk

Hedging instruments	484	Cross Currency Swap	Forward	Interest rate swap
			FX swap	Option
			Option
Carrying amount - asset	576	575	1	—
Carrying amount - liability	(91)	(76)	—	(14)

Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	—
Reclassification in operating income	—	—	—	—
Reclassification in initial carrying amount of hedged item	(3)	—	(3)	—

Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	—	—
Hedged item		Bonds and credit lines	Purchases of handsets	Bonds and Lease
			and equipment	liabilities

		Current and non-current	Property, plant and	Lease and Financial Liabilities -
Balance sheet item		financial liabilities	equipment	current and non-current

The main hedges unmatured at December 31, 2020, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest	Exchange risk	Interest rate risk
		rate risk

Hedging instruments	(311)	Cross Currency Swap	Forward	Interest rate swap
			FX swap
			Option
Carrying amount - asset	223	216	6	1
Carrying amount - liability	(534)	(502)	(1)	(31)

Change in cash flow hedge reserve	22	6	5	11
Gain (loss) recognized in other comprehensive income	3	(16)	8	11
Reclassification in financial result	21	22	(1)	—
Reclassification in operating income	1	—	1	—
Reclassification in initial carrying amount of hedged item	(3)	—	(3)	—

Cash flow hedge reserve	(100)	(91)	2	(11)
o/w related to unmatured hedging instruments	(541)	(532)	2	(11)
o/w related to discontinued hedges	440	440	—	—
Hedged item		Bonds and credit	Purchases of handsets	Bonds and Finance
		lines	and equipment	Lease

		Current and non-current	Property, plant and	Current and non-current
Balance sheet item		financial liabilities	equipment	financial liabilities

Consolidated financial statements 2022	F-103

The nominal amounts of the main cash flow hedges as of December 31, 2022 are presented below.

	Notional amounts of hedging instruments per maturity
	(in millions of hedged currency units)
	2023	2024	2025	2026	2027
					and
					beyond
Orange SA
Cross currency swaps
CHF	—	—	400	—	100	(1)
GBP	—	—	262	—	2,250	(2)
HKD	1,110	—	—	—	939	(3)
NOK	—	—	500	—	800	(4)
USD	—	—	—	—	4,200	(5)
Interest rate swaps
EUR	—	—	—	—	100	(6)
FX Forward
USD	130	—	—	—	—
Commodity swap
PLN	27.3	60.7	62.4	29.7	95.3	(7)

(1)	100 million Swiss francs maturing in 2029.
(2)	500 million pounds sterling maturing in 2028, 750 million pounds sterling maturing in 2032, 500 million pounds sterling maturing in 2034 and 500 million pounds sterling maturing in 2050.
(3)	939 million Hong Kong dollars maturing in 2034.
(4)	800 million Norwegian kroner maturing in 2028.
(5)	2,450 million US dollars maturing in 2031, 900 million US dollars maturing in 2042 and 850 million US dollars maturing in 2044.
(6)	100 million euros maturing in 2030.
(7)	In hedging of electricity purchases for 1.8 terawatt-hours (TWh), including 1.1 TWh for 2027 and beyond.

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

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions carried out, financial results).

The armed conflict that began on February 24, 2022 and its consequences on the financial market did not call into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1    Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, is estimated at 96% at December 31, 2022, 94% at December 31, 2021 and 89% at December 31, 2020.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would increase the annual cost of gross financial debt by 13 million euros, while a decrease of 1% would lower it by 13 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would improve the market value of derivatives designated as cash flow hedges and increase the associated cash flow hedge reserves by approximately 775 million euros. A 1% decrease in euro interest rates would reduce their market value and decrease the cash flow hedge reserve by approximately 776 million euros.

Consolidated financial statements 2022	F-104

14.2    Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of devices and equipment sold or leased to customers and purchases from or sales to international carriers.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 13.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

–  dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk from the date of the relevant subsidiary’s Shareholders’ Meeting;

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

Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA and of Orange Polska and Orange Egypt, and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA and Orange Egypt are the entities bearing the main foreign exchange risk, including internal transactions that generate a net foreign exchange gain or loss in the Consolidated Financial Statements.

	Exposure in currency units						Sensitivity analysis
(in millions of currency units)	EUR	USD	GBP	PLN	CHF	Total	10% gain in	10% loss in
						translated	euro	euro
Orange SA	—	1	2	—	1	3	—	—
Orange Polska	(121)	(6)	—	—	—	(127)	12	(14)
Orange Egypt	—	(101)	—	—	—	(95)	9	(11)
Total (currencies)	(121)	(106)	2	—	1	(218)

Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of the assets of subsidiaries and shareholdings denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account Mobile Financial Services activities (mainly in euros).

	Contribution to consolidated net assets											Sensitivity analysis
	EUR	USD	GBP		PLN		EGP	JOD	MAD	Other	Total	10%	10%
(in millions of euros)										currencies		gain in	loss in
												euro	euro
Net assets excluding net debt (a)(1)	50,056	224	70		3,388		781	541	925	4,269	60,254	(927)	1,133
Net debt by currency including derivatives (b)(2)	(24,178)	147	5	(3)	(856)		(112)	(8)	(393)	96	(25,298)	102	(124)
Net assets by currency (a) + (b)	25,878	371	74		2,532	(4)	669	533	533	4,366	34,956	(825)	1,009

(1)	Excluding components of net financial debt.
(2)	Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).
(3)	Of which economic hedge of subordinated notes denominated in pounds sterling for 39 million pounds sterling (i.e. 44 million euros).
(4)	Share of net assets attributable to owners of the parent company in zlotys amounts to 1,283 million euros.

Consolidated financial statements 2022	F-105

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total	10% gain	10% loss
								currencies		in euro	in euro

Revenue	31,400	1,134	282	2,630	977	456	672	5,919	43,471	(1,097)	1,341
EBITDAaL	9,389	183	7	652	360	214	202	1,956	12,963	(325)	397
Operating income	2,798	192	(14)	255	178	114	61	1,216	4,801	(182)	223

14.3    Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

–  regular issues in the bond markets;

–  occasional financing through loans from multilateral or development lending institutions;

–  issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial Paper, formerly called "commercial paper");

–  On November 23, 2022, Orange signed with 27 international banks a 6 billion multi-currency revolving credit facility indexed on environmental and social indicators, to refinance its syndicated credit facility maturing in December 2023. This sustainable refinancing illustrates the Group's environmental, social and governance (ESG) commitments, with an indexation of the margin to the achievement of objectives relating to CO2 emissions (scopes 1 & 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversity within its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval.

Liquidity of investments

Orange invests its cash surpluses in cash equivalents that meet IAS 7 cash equivalent criteria or at fair value investments (negotiable debt securities, bonds with a maturity of no more than two years, UCITS and term deposits). These investments prioritize minimizing the risk of capital loss over performance.

Cash, cash equivalents and fair value investments are held mainly in France and other European Union countries, which are not subject to restrictions on convertibility or exchange controls.

Smoothing debt maturities

The policy followed by Orange is to apportion debt maturities evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

–  amounts in foreign currencies are translated into euros at the year-end closing rate;

–  future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

–  TDIRAs being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, as the interest payable on the bonds is due over an undetermined period (see Note 13.4), only interest payable for the first period is included (including interest payments for other periods would not provide relevant information);

–  the maturities of revolving credit lines are the contractual maturity dates;

–  “Other items” (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

Consolidated financial statements 2022	F-106

(in millions of euros)	Note	December 31,	2023		2024	2025	2026	2027	2028	Other
		2022							et au-delà	items (1)
TDIRA	13.4	638	6		—	—	—	—	—	633
Bonds	13.5	29,943	1,941		2,010	2,410	1,595	2,030	20,121	(164)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,309	1,365		281	773	424	446	34	(15)
Debt relating to financed assets	13.3	316	85		91	67	48	24	—	—
Cash collateral received	13.3	1,072	1,072		—	—	—	—	—	—
NEU commercial papers(2)	13.3	1,004	1,001		—	—	—	—	—	3
Bank overdrafts	13.3	250	250		—	—	—	—	—	—
Other financial liabilities	13.3	105	92		1	—	—	—	11	—
Derivatives (liabilities)	13.3	386	93		—	30	—	—	50	—
Derivatives (assets)	13.3	(1,455)	(53)		(46)	(69)	(24)	(9)	(773)	—
Other Comprehensive Income related to unmatured hedging instruments	13.3	114	—		—	—	—	—	—	—
Gross financial debt after derivatives		35,684	5,852		2,337	3,212	2,044	2,493	19,443	456
Trade payables		11,552	10,071		217	192	168	408	495	—
Total financial liabilities (including derivatives assets)		47,236	15,923	(3)	2,554	3,404	2,212	2,901	19,938	456
Future interests on financial liabilities(4)		—	1,388		1,054	899	741	742	4,439	—

(1)	Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.
(2)	Negotiable European Commercial Paper (formerly called "commercial paper").
(3)	Amounts presented for 2022 correspond to notional and accrued interests for 470 million euros.
(4)	Mainly future interests on bonds for 8,844 million euros, on bank loans for 110 million euros and on derivatives instruments for (1,529) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other groups.

At December 31, 2022, the liquidity position of Orange’s telecom activities amounts to 16,741 million euros and exceeds the repayment obligations of its gross financial debt in 2023. It breaks down as follows:

Liquidity position

(in millions of euros)

At December 31, 2022, the Orange group’s telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. The available undrawn amount of the credit facilities is 6,394 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amount to 3,178 million euros, mainly at Orange SA, comprising 2,632 million euros of UCITS and 150 million euros of term deposits.

Investments at fair value amounted to 4,500 million euros, exclusively at Orange SA, with 4,128 million euros of NEU Commercial Paper and 357 million euros of bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Consolidated financial statements 2022	F-107

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

–  one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.3 billion euros at December 31, 2022) is subject to a step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%. And since  then, the bond has been bearing interest of 9%;

–  the margin of the 6 billion euro syndicated credit facility signed on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2022, this credit facility was undrawn.

At December 31, 2022, neither Orange’s credit rating nor its outlook has changed compared with December 31, 2021.

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

The main commitments are as follows:

–  Orange Egypt: in respect of bank financing agreements signed in 2018 and 2022, of which the total amount outstanding at December 31, 2022 is 1,750 million Egyptian pounds and 101 million US dollars (i.e. 160 million euros), Orange Egypt is required to comply with a “net senior debt to reported EBITDA” ratio;

–  Médi Telecom: in respect of its bank financing agreements signed in 2012, 2014 and 2015, of which the total amount outstanding at December 31, 2022 is 2,043 million Moroccan dirhams (i.e. 183 million euros), Médi Telecom is required to comply with ratios relating to its “net financial debt,” “net financial debt/EBITDA” and “net equity;”

–  Orange Côte d’Ivoire: in respect of its bank financing agreements signed in 2016 and 2019, of which the total amount outstanding at December 31, 2022 is 71 billion CFA francs (i.e. 252 million euros), Orange Côte d’Ivoire is required to comply with a “net debt to reported EBITDA” ratio;

–  Orange Cameroon: in respect of its bank financing agreements signed in 2015 and 2018, of which the total amount outstanding at December 31, 2022 is 23 billion CFA francs (i.e. 35 million euros), Orange Cameroon is required to comply with a “net debt to reported EBITDA” ratio.

These ratios ware complied with at December 31, 2022.

Default or material adverse change clauses

Most of Orange’s financing agreements, notably including the 6 billion euro syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. Most of these agreements include cross acceleration provisions, however. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

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

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivative agreements. This selection takes particular note of the institutions' credit ratings. Therefore:

–  for each non-banking counterparty selected for investments, limits are set, based on the ratings and maturities of the investments;

Consolidated financial statements 2022	F-108

–  for each bank counterparty selected for investments and for derivatives, limits are based on equity, rating, CDS (credit default swaps, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

–  theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for the netting of payables and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in the market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk of derivatives

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Collateralised Derivatives (net) (a)	1,014	408	(520)
Fair value of collateralised derivatives assets	1,374	690	283
Fair value of collateralised derivatives liabilities	(360)	(282)	(803)
Amount of cash collateral paid/(received) (b)	(1,034)	(362)	611
Amount of cash collateral paid	38	27	642
Amount of cash collateral received	(1,072)	(389)	(31)
Residual exposure to counterparty risk (a) + (b) (1)	(20)	46	91
Non collateralised Derivatives (net)	55	(3)	10
Fair value of non collateralised derivatives assets	81	—	11
Fair value of non collateralised derivatives liabilities	(26)	(3)	(1)

(1)	The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

The change in net cash collateral received between 2021 and 2022 mainly reflects the appreciation of the US dollar and the depreciation of the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market rates (mainly euros) of +/-1% would affect the fair value of derivatives hedging interest rate risk as follows:

(in millions of euros)	Rate decrease of 1%	Rate increase of 1%
Change of fair value of derivatives	(821)	820
	Rate decrease of 1%	Rate increase of 1%
Amount of cash collateral paid (received)	821	(820)

A 10% increase or decrease in the euro exchange rate would affect the fair value of derivatives hedging foreign exchange risk as follows:

(in millions of euros)	10% loss in euro	10% gain in euro
Change of fair value of derivatives	1,302	(1,065)
	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,302)	1,065

14.6Commodity risk management (energy contracts)

The majority of the Group’s electricity needs are met through fixed-price or indexed forward purchase contracts, depending on the situation. In accordance with IFRS 9, contracts entered into on non-financial assets (electricity) to meet the normal business needs of the company and used solely for its business, rather than for speculation or arbitrage on energy price fluctuations, are not considered derivatives. The Group’s commitments under those contracts are presented as off-balance sheet commitments in Note 16.1.

To meet its commitments in terms of Net Zero Carbon by 2040, the Group enters into Power Purchase Agreements for electricity generated by renewable sources. These contracts may be physical (with physical delivery of electricity and therefore not leading to the recognition of derivative instruments), or virtual.. Energy supply is achieved through a portfolio of contracts mixing PPA, Solar/Energy As A Service, power purchase contracts with different terms (market), and supply contracts (aggregation and distribution).

The Group is considering Virtual Power Purchase Agreements (VPSAs). These contracts result in the recognition of derivatives at fair value through profit or loss since there is no physical delivery of electricity. At December 31, 2022, the Group only has one Virtual Power Purchase Agreement in Poland. This contract is the subject of a cash flow hedge, the ineffective portion of which has a direct impact on the income statement. Fluctuations in the fair value of the effective portion of the hedge are recognized in other comprehensive income (see Note 13.8.2).

14.7    Equity market risk

Orange SA has no call options on its own shares and no commitments for forward purchases of shares. At December 31, 2022, it held 1,965,171 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The UCITS in which Orange invests for cash management purposes do not hold equities.

The Orange group is also exposed to equity risk through some of its retirement plan assets (see Note 6.2).

At December 31, 2022, the Group is not materially exposed to market risk on the shares of listed companies.

Consolidated financial statements 2022	F-109

14.8    Capital management

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

14.9    Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 23.8 billion euros at December 31, 2022, for a carrying value of 25.3 billion euros.

(in millions of euros)			December 31, 2022
	Note	Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9 (1)	value	fair	and
				value	cash
Trade receivables		AC	6,237	6,237	—	6,237	—
Financial assets	13.7		5,545	5,545	65	5,124	355
Equity securities		FVOCI	421	421	65	—	355
Equity securities		FVR	205	205	—	205	—
Investments at fair value		FVR	4,500	4,500	—	4,500	—
Cash collateral paid		FVR	38	38	—	38	—
Financial assets at amortized cost		AC	381	381	—	381	—
Cash and Cash equivalents	13.3		5,846	5,846	5,846	—	—
Cash		AC	2,668	2,668	2,668	—	—
Cash equivalents		FVR	3,178	3,178	3,178	—	—
Trade payables		AC	(11,551)	(11,551)	—	(11,551)	—
Financial liabilities	13.3		(36,638)	(35,121)	(27,681)	(7,432)	(8)
Financial debts		AC	(36,630)	(35,113)	(27,681)	(7,432)	—
Other		FVR	(8)	(8)	—	—	(8)
Derivatives (net amount) (2)	13.8		1,069	1,069	—	1,069	—

(1)	“AC" stands for "amortized cost," "FVR " stands for "fair value through profit or loss," "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss."
(2)	The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial
		liabilities at fair
		value through
		profit or loss, excluding
		derivatives
Level 3 fair values at December 31, 2021	377	(9)
Gains (losses) taken to profit or loss	(36)	1
Gains (losses) taken to other comprehensive income	19	—
Acquisition (sale) of securities	(7)	—
Other	2	—
Level 3 fair values at December 31, 2022	355	(8)

Consolidated financial statements 2022	F-110

The market value of the net financial debt carried by Orange is estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

(in millions of euros)			December 31, 2021
	Note	Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9	value	fair value	and cash
Trade receivables		AC	6,040	6,040	—	6,040	—
Financial assets	13.7		3,291	3,291	55	2,859	377
Equity securities		FVOCI	432	432	55	—	377
Equity securities		FVR	203	203	—	203	—
Investments at fair value		FVR	2,266	2,266	—	2,266	—
Cash collateral paid		FVR	27	27	—	27	—
Financial assets at amortized cost		AC	363	363	—	363	—
Cash and Cash equivalents	13.3		8,188	8,188	8,188	—	—
Cash		AC	2,709	2,709	2,709	—	—
Cash equivalents		FVR	5,479	5,479	5,479	—	—
Trade payables		AC	(11,163)	(11,163)	—	(11,163)	—
Financial liabilities	13.3		(35,348)	(42,534)	(33,058)	(9,466)	(9)
Financial debts		AC	(35,339)	(42,524)	(33,058)	(9,466)	—
Other		FVR	(9)	(9)	—	—	(9)
Derivatives (net amount)	13.8		405	405	—	405	—

The market value of the net financial debt carried by Orange was estimated at 30.1 billion euros at December 31, 2020, for a book value of 23.5 billion euros.

			December 31, 2020
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

Accounting policies

The fair values of financial assets and liabilities in the statement of financial position have been classified based on three hierarchy levels:

–  level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

–  level 2: inputs that are observable for the asset or liability, either directly or indirectly;

–  level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI" and "FVOCIR") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the carrying value of cash, trade receivables and various deposits provides a reasonable approximation of fair value, due to the high liquidity of these items.

Consolidated financial statements 2022	F-111

Among financial assets at fair value through profit or loss ("FVR"), with respect to very short-term investments such as deposits, deposit certificates, commercial paper or negotiable debt securities, the Group considers that the par value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of UCITS is the latest net asset value.

The fair value of equity securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

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

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these items.

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

The fair value of derivatives, mostly traded over the counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (credit value adjustment) and the DVA (debit value adjustment) are measured based on historical default charts and CDS (credit default swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of the indebtedness and liquidity risk described in Note 14, CVA and DVA estimates are not material compared with the measurement of the related financial instruments.

Note 15    Equity

At December 31, 2022, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2022, the share capital and voting rights of Orange SA broke down as follows:

15.1    Changes in share capital

No new shares were issued during the 2022 fiscal year.

Consolidated financial statements 2022	F-112

15.2    Treasury shares

As authorized by the Shareholders’ Meeting of May 19, 2022, the Board of Directors instituted a new share buyback program (the 2022 Buyback Program) and canceled the 2021 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2022 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers – AMF) on March 31, 2022.

(in number of shares)	December 31,	December 31,	December 31,
	2022	2021	2020
Free share award plans(1)	1,285,171	2,009,500	1,095,099
Liquidity contract	680,000	—	170,000
Total treasury shares	1,965,171	2,009,500	1,265,099

(1)	During the fiscal year 2021, Orange bought back and delivered treasury shares to the beneficiaries of the Together 2021 Employee Shareholding Plan. At the same time, Orange repurchased shares mainly under the Long-Term Incentive Plans (LTIP) (see Note 6.3).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

15.3    Dividends

Full Year	Approved by	Description	Dividend	Payout date	Payment	Total
			per share		method	(in millions
			(in euro)			of euros)
2022	Board of Directors Meeting on July 27, 2022	2022 interim dividend	0.30	December 7, 2022	Cash	797
	Shareholders' Meeting on May 19, 2022	Balance for 2021	0.40	June 9, 2022	Cash	1,063
Total dividends paid in 2022						1,861
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders' Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders' Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595
2019	Board of Directors Meeting on July 24, 2019	2019 interim dividend	0.30	December 4, 2019	Cash	796
	Shareholders' Meeting on May 21, 2019	Balance for 2018	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

Consolidated financial statements 2022	F-113

15.4    Subordinated notes

Nominal value of subordinated notes

Issues and repurchases of subordinated notes are presented below:

Initial issue date	Initial	Initial	Initial	Rate	December	Issue	December	Issue	December	Residual
	nominal	nominal	currency		31, 2020	Redemp-	31, 2021	Redemp-	31, 2022	nominal
	value	value			(in millions	tion	(in millions	tion	(in millions	value
	(in millions	(in millions			of euros)		of euros)		of euros)	(in millions
	of currency)	of euros)								of currency)
2/7/2014	1,000	1,000	EUR	4.25%	—	—	—	—	—	—
2/7/2014	1,000	1,000	EUR	5.25%	1,000	—	1,000	—	1,000	1,000
2/7/2014	650	782	GBP	5.88%	514	(514)	—	—	—	—
10/1/2014	1,000	1,000	EUR	4.00%	118	(118)	—	—	—	—
10/1/2014	1,250	1,250	EUR	5.00%	1,250	—	1,250	—	1,250	1,250
10/1/2014	600	771	GBP	5.75%	721	(174)	547	(547)	—	—
4/15/2019	1,000	1,000	EUR	2.38%	1,000	—	1,000	—	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	—	500	—	500	500
10/15/2020	700	700	EUR	1.75%	700	—	700	—	700	700
5/11/2021	500	500	EUR	1.38%	—	500	500	—	500	500
Issues and purchases of subordinated notes					5,803	(306)	5,497	(547)	4,950

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares) i.e. : the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, remuneration may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Gains (losses) on disposal, premiums and issuance costs related to issues/repurchases of subordinated notes are presented under “reserves” in equity.

The Group understands that some rating agencies assign an “equity” component from 0 to 50% to capital instruments.

Issues of subordinated notes

–  On February 7, 2014, as part of its EMTN (Euro Medium Term Notes) program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

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

Both issuances were the subject of a prospectus approved by the AMF (under visa nos. 14-036 and 14-525).

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 pound sterling for the issue of February 7, 2014 and 0.7782 pound sterling for the issue of October 1, 2014) and will not be remeasured through the life of the note.

On November 21, 2022, Orange launched a redemption offer for the 426 million pounds sterling remaining on the tranche with an initial nominal value of 600 million pounds sterling (i.e. 547 million euros of an initial historical value of 771 million). On November 30, 2022, following this offer, the Group was able to repurchase 387 million pounds sterling of these subordinated notes (historical value of 496 million euros). The nominal amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial nominal amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to short-term financial liabilities at December 31, 2022 (the redemption having taken place on January 17, 2023).

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

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

Consolidated financial statements 2022	F-114

These issuances were the subject of a prospectus approved by the AMF (respectively, under visa nos. 14-036, 14-525, 19-152 and 19-442).

On December 12, 2019, the Group announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. As a result of Orange’s commitment to buy back this last tranche, it was reclassified as a debt instrument and was therefore presented as a short-term financial liability at December 31, 2019. The coupons due relating to this tranche were recognized in other current liabilities for 21 million euros at December 31, 2019 and were paid in 2020.

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

–  On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

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

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

The remuneration of subordinated notes is as follows:

					2022		2021		2020
	Initial nominal value	Initial nominal value	Initial
Initial issue date	(in millions of currency)	(in millions of euros)	currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	4.25%	—	—	—	—	—	—
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(53)	(53)	(53)	(53)
2/7/2014	650	782	GBP	5.88%	—	—	(32)	(36)	(47)	(55)
10/1/2014	1,000	1,000	EUR	4.00%	—	—	(3)	(3)	(21)	(21)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	(41)	(49)	(33)	(38)	(36)	(39)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)	(4)	(4)
10/15/2020	700	700	EUR	1.75%	(12)	(12)	(12)	(12)	—	—
5/11/2021	500	500	EUR	1.38%	(7)	(7)	—	—	—	—
Subordinated notes remuneration classified in equity						(215)		(238)	—	(258)
Coupons on subordinated notes reclassified as short-term borrowings						2		—	—	(21)
Subordinated notes remuneration paid						(213)		(238)	—	(279)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under “other movements” in the consolidated statement of changes in shareholders’ equity and amounted to (2) million euros in 2022, 29 million euros in 2021 and (2) million euros in 2020.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon settlement may be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. Where appropriate, a translation adjustment impact is booked in equity when a call option is exercised.

The remuneration of holders is recorded directly in equity at the time of the decision to pay the coupons.

The tax impact related to the remuneration is accounted for through profit or loss, and that related to the remeasurement of the foreign currency portion is accounted for in equity.

Consolidated financial statements 2022	F-115

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

15.5    Translation adjustments

(in millions of euros)	2022	2021	2020
Gain (loss) recognized in other comprehensive income during the period	(370)	196	(414)
Reclassification to net income for the period	(4)	4	0
Total translation adjustments	(374)	200	(414)

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Polish zloty	603	645	668
Egyptian pound(1)	(730)	(444)	(503)
Slovak Koruna	220	220	220
Leone	(217)	(150)	(143)
Other	(134)	(155)	(327)
Total translation adjustments	(258)	116	(85)
o/w share attributable to the owners of the parent company	(455)	(96)	(256)
o/w share attributable to non-controlling interests	198	211	171

(1)	Includes the effects of the devaluation of the Egyptian pound in 2022.

Accounting policies

The functional currency of foreign operations located outside the euro area is generally the local currency, unless the major cash flows are made with reference to another currency (such as the Orange Romania – euros and in the Democratic Republic of the Congo – American dollars).

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

Translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or discontinuation of all, or part of, that activity. The decrease in the carrying value of a foreign operation, either due to its own losses or because of the recognition of an impairment loss, does not result in a reclassification through profit or loss of the accumulated translation adjustments.

Reclassification of translation adjustments is presented in profit or loss within:

–  net income of discontinued operations, when a line of business or major geographical area is disposed of;

–  gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of;

–  reclassification of cumulative translation adjustment from liquidated entities, in the event of the liquidation or discontinuation of an activity without disposal.

Consolidated financial statements 2022	F-116

15.6    Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2022	2021	2020
Credit part of net income attributable to non-controlling interests (a)	509	577	297
o/w sub-group Sonatel	269	243	197
o/w group Orange Polska	94	222	—
o/w sub-group Orange Côte d'Ivoire	50	53	43
o/w Médi Telecom	33	19	10
o/w Jordan Telecom	29	16	11
o/w group Orange Belgium	20	12	26
Debit part of net income attributable to non-controlling interests (b)	(38)	(33)	(63)
o/w sub-group Romania	(33)	—	—
o/ w Orange Bank	—	(22)	(51)
o/ w group Orange Polska	—	—	(3)
Total part of net income attributable to non-controlling interests (a) + (b)	471	545	233
Credit part of comprehensive income attributable to non-controlling interests (a)	524	612	256
o/w sub-group Sonatel	263	263	176
o/w group Orange Polska	114	215	—
o/w sub-group Orange Côte d'Ivoire	52	55	39
o/w Jordan Telecom	39	27	—
o/w Médi Telecom	24	23	—
o/w group Orange Belgium	19	13	25
Debit part of comprehensive income attributable to non-controlling interests (b)	(37)	(31)	(98)
o/w sub-group Romania	(31)	—	—
o/ w Orange Bank	—	(22)	(50)
o/w group Orange Polska	—	—	(35)
o/ w Jordan Telecom	—	—	(3)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	487	580	158

(in millions of euros)	2022	2021	2020
Dividends paid to non-controlling interests	328	218	225
o/w sub-group Sonatel	185	166	165
o/w sub-group Orange Côte d'Ivoire	51	29	9
o/w Orange Polska	35	—	—
o/w Médi Telecom	33	—	24
o/w Jordan Telecom	18	11	9
o/w group Orange Belgium	—	7	14

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Credit part of equity attributable to non-controlling interests (a)	3,183	3,030	2,653
o/w group Orange Polska	1,250	1,170	953
o/w sub-group Sonatel	907	826	755
o/w sub-group Orange Côte d'Ivoire	253	257	230
o/w sub-group Romania(1)	217	267	—
o/w Jordan Telecom	193	171	154
o/w Médi Telecom	140	148	127
o/w group Orange Belgium	155	138	285
Debit part of equity attributable to non-controlling interests (b)	(11)	(10)	(10)
Total equity attributable to non-controlling interests (a) + (b)	3,172	3,020	2,643

(1)	Includes the effect of the integration of Telekom Romania Communications from 30 September, 2021.

In 2022, there were no significant changes in the scope of non-controlling interests.

In 2021, the main movements in non-controlling interests related to the purchase of Orange Belgium minority interests, mainly under the public tender offer launched in April 2021, as well as the purchase of the remaining minority interests in Orange Bank and the acquisition of 54% of Telekom Romania Communications by Orange Romania in September 2021 (see Note 3.2).

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase holdings from non-controlling shareholders, the carrying value of the non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is remeasured at each reporting period end in accordance with the contractual arrangements (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, with a counterparty in net finance costs.

Consolidated financial statements 2022	F-117

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with shareholders of a controlled entity

Each transaction with minority shareholders of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on consolidated comprehensive income.

15.7   Earnings per share

Net income

The Group net income used to calculate basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2022	2021	2020
Net income - basic	2,146	233	4,822
Effect of subordinated notes	(200)	(225)	(255)
Net income attributable to the owners of the parent company - basic (adjusted)	1,946	8	4,567
Impact of dilutive instruments:
TDIRA	12	—	9
Net income attributable to the owners of the parent company - diluted	1,957	8	4,577

Number of shares

The weighted average number of shares used to calculate the basic and diluted earnings per share is presented below:

(number of shares)	2022	2021	2020
Weighted average number of ordinary shares outstanding	2,658,328,369	2,656,981,542	2,656,122,534
Impact of dilutive instruments on number of ordinary shares:
TDIRA	27,269,551	—	26,945,386
Free share award plans (LTIP)	1,233,198	776,743	720,936
Weighted average number of shares outstanding - diluted	2,686,831,119	2,657,758,285	2,683,788,856

The average market price of the Orange share is higher than the fair value adopted under the free share award plans for all periods presented (see Note 6.3). The number of shares corresponding to this difference was thus dilutive at the reporting date of the periods presented.

At December 31, 2022 (as at December 31, 2020), the TDIRAs were included in the calculation of diluted net earnings per share since they are dilutive. At December 31, 2021, the TDIRAs were not included in the calculation of diluted net earnings per share (lower consolidated net income in 2021) since they were anti-dilutive.

Earnings per share

(in euros)	2022	2021	2020
Earning per share - basic	0.73	0.00	1.72
Earning per share diluted	0.73	0.00	1.71

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

–  basic earnings per share are calculated by dividing net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

–  diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered dilutive when they have the effect of reducing earnings per share of continuing operations.

Consolidated financial statements 2022	F-118

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

Note 16    Unrecognized contractual commitments (telecom activities)

Only the contractual commitments and off-balance sheet commitments of the entities controlled by the Group are presented below.

At December 31, 2022, Orange is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned in this note.

16.1    Operating activities commitments

(in millions of euros)	Total	Less than	From one	More than
		one year	to five years	five years
Operating activities commitments	12,462	5,097	4,851	2,514
Operating leases commitments	148	45	76	26
Handsets purchase commitments	2,573	1,820	746	6
Transmission capacity purchase commitments	1,621	236	585	800
Other goods and services purchase commitments	5,036	1,785	2,270	981
Investment commitments	1,559	858	587	114
Public Initiative Networks commitments(1)	63	13	20	30
Guarantees granted to third parties in the ordinary course of business	1,462	338	567	556
(1)	Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions' group are presented in Note 11.3.

Lease commitments

Lease commitments include property leases relating to contracts for which the underlying asset will be available after December°31, 2022 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future
lease payments
Property lease commitments	122
o/w technical activities	32
o/w shops/offices activities	90

Maturities are set forth below:

(in millions of euros)	Minimum	Less than	Between	Between	Between	Between	More than
	future	one year	one and	two and	three and	four and	five years
	lease		two years	three years	four years	five years
payments
Property lease commitments	122	35	24	16	19	6	22

Lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Property lease commitments in France represent 31% of all property lease commitments.

Handsets purchase commitments

Handsets purchase commitments amounted to 2,573 million euros at December 31, 2022 and correspond mainly to the balance of commitments relating to contracts signed in 2021 and spread over a 3 year period.

Transmission capacity purchase commitments

Transmission capacity purchase commitments at December 31, 2022 represented 1,621 million euros. They include an agreement on the use of an FTTH network in Spain for 849 million euros and 364 million euros for the provision of satellite transmission capacity (the maturity of these commitments extends until 2026, depending on the contract).

Other purchase commitments goods and services

The Group’s other purchase commitments for goods and services mainly relate to network operation and maintenance.

Consolidated financial statements 2022	F-119

At December 31, 2022, these commitments included:

–  energy purchase commitments for an amount of 1,289 million euros;

–  commitments relating to co-financed and leased lines for an amount of 652 million euros;

–  the purchase of broadcasting rights for an amount of 486 million euros;

–  hosting services for active equipment for mobile sites under a “built-to-suit” agreement for an amount of 466 million euros;

–  site management service contracts (“TowerCos”) signed in Africa: these commitments represent an amount of 321 million euros;

–  the maintenance of submarine cable for which Orange has joint ownership or user rights, for an amount of 234 million euros;

–  network maintenance for an amount of 218 million euros;

–  commitments to partners in the field of sports for an amount of 179 million euros.

Investment commitments

At the end of December 2022, investment commitments amounted to 1,559 million euros.

In addition of commitments expressed in monetary terms, the Group has made commitments to national regulatory authorities, such as ensuring a certain coverage of the population by its fixed and mobile networks, particularly in connection with the assignment of licenses and in respect of quality of service. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the above statement of commitments related to operating activities if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−  when Arcep awarded several spectrum blocks in the 700 MHz and 3.5 GHz bands for the territories of Réunion and Mayotte in 2022:

–  a network coverage obligation of 7 predefined zones by 2025;

–  an obligation to provide two sites by 2024.

–  the obligations included in the authorization to use 5G spectrum in the 3.4–3.8 GHz band issued to Orange on November 12, 2020 are as follows:

–  the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas,

–  widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

–  the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030,

–  coverage of the main highways by the end of 2025 and major roads by the end of 2027,

–  the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

–  from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services,

–  Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned roll-outs.

–  pursuant to the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas:

–  Orange proposed to commit to ensuring that, within its FTTH roll-out scope in the AMII (Appel à manifestation d’intérêt – Call for Investment Intentions) area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018;

–  outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL (Appel à manifestation d'engagements locaux – Call for Local Commitments) procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments;

–  lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique.

–  on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the “New Deal”) to ensure better mobile coverage of the French mainland and particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018–2021 period in our existing licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands, and for the post-2021 period in the new 900 MHz, 1,800 MHz and 2,100 MHz licenses awarded on November 15, 2018:

–  targeted programs for the improvement of coverage, with the coverage of 5,000 areas per operator by 2029;

–  the widespread roll-out of 4G by the end of 2020 on almost all existing mobile sites;

–  acceleration of the coverage of transportation routes, ensuring that the main roads and railways have 4G coverage;

Consolidated financial statements 2022	F-120

–  the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020;

–  the widespread provision of telephone coverage indoors, proposing voice over Wi-Fi, SMS over Wi-Fi offers and on-demand offers involving the indoor coverage of buildings;

–  improved reception quality across France, particularly in rural areas, with good coverage (according to Arcep Decision No. 2016-1678 relating to publications providing information on mobile coverage) by 2024–2027.

–  in 2015, in France, when the spectrum in the 700 MHz band was allocated:

–  coverage obligations in “priority roll-out areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in “white areas” not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years).

–  in 2011, in France, when the spectrum in the 2.6 GHz and 800 MHz bands was allocated:

–  an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes;

–  a coverage obligation for mobile access with theoretical maximum download speeds of at least 60 Mbits/s per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band; 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated spectrum and other spectrum;

–  for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program.

In Europe:

−  when licenses were awarded in the 700, 900, 1,800 and 2,100 MHz bands in Belgium in 2022:

–  a network coverage obligation of the population with an outdoor download quality of service of 6 Mbits/s (70% within one year, 99.5% within 2 years and 99.8% within 6 years);

–  a coverage obligation for 15 railway lines with a minimum speed of 10 Mbits/s for 98% of locations by the end of 2024.

−  when a 4G license was awarded in the 2,100 MHz band in Poland in 2022, a coverage obligation of 20% of the population with a minimum speed of 144 kb/s.

−  when two spectrum blocks were awarded in the 700 MHz band and one block in the 3.4-3.8 GHz band in Romania in 2022:

–  a network coverage obligation of 95% in 80 municipalities classified as "white areas" (60 municipalities within 4 years and 80 within 6 years);

–  an indoor network coverage obligation of 70% of the population with a minimum speed of 92 kb/s in rural areas and 85 kb/s in urban areas within 6 years;

–  a network coverage obligation of 95% of the modern railway network and highways including new projects under construction (85% within 4 years and 95% within 6 years);

–  a network coverage obligation of 85% of international airports with a minimum speed of 100 Mbits/s within 2 years;

–  an obligation to develop 2,000 network stations allowing a minimum network speed of 100 Mbits/s nationwide (including 200 stations to be built in Bucharest within 2 years, 500 stations to be built outside Bucharest within 2 years, 1,200 stations to be built outside Bucharest within 4 years and 1,800 stations to be built outside Bucharest within 8 years).

–  in 2021 in Spain, when the two license blocks in the 700 MHz band were allocated:

–  a network coverage obligation of municipalities with a population of more than 50,000 (30% in one year, 70% in 3 years and 100% in 4 years);

–  network coverage obligation of airports, ports, railway stations and main roads for municipalities with more than 50,000 inhabitants by the end of 2025.

–  when a 5G license in the 700 MHz band was awarded in Slovakia in 2020:

–  an obligation to provide 5G services using a new radio access network within 2 years of the award;

–  a coverage obligation of 95% of the population of the regional capitals by the end of 2025, 90% of the population outside the regional capitals and 70% of the total population by the end of 2027.

In Africa & Middle-East:

–  when a 5G license in the 3 500 MHz band was awarded in Jordan in 2022, a coverage obligation of the main interests spots within 3 years, a coverage obligation of 50% of the population within 4 years and 75% within 9 years.

–  in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, a coverage obligation of 60 new localities over 8 years and main roads over 6 years.

–  in 2016, in Egypt, when the 4G license was granted, a coverage obligation of 4G for 11% of the population in 1 year, 42.5% in 4 years, 69.5% in 6 years and 70% in 10 years.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that the Group is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,462 million euros at December°31, 2022. They include 739 million euros of performance guarantees granted to some of its B2B customers, in particular in the context of network security and remote access.

Consolidated financial statements 2022	F-121

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not material. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments by comparison with the underlying obligations of the consolidated subsidiaries.

16.2    Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of disposal agreements between Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2022, the main warranties in effect are as follows:

–  a warranty given to BT as part of the EE sale, backed 50/50 by the Orange group and Deutsche Telekom as tax and fundamental warranties, except for events ascribable solely to one or the other, and capped at the contractually set price of disposal of 5.1 billion pounds sterling (5.8 billion euros converted at the exchange rate at December 31, 2022) for Orange’s share, which will expire in 2023;

–  fundamental warranties granted to the HIN consortium in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), expiring 3 years after the date of the transaction, and tax warranties expiring 60 days after the end of the statutory limitation periods;

–  warranties granted to the APG group in connection with the disposal of the FiberCo in Poland (50% of the capital sold in 2021), which will expire at the end of 18 months, with the exception of the tax and fundamental warranties, which will expire after 7 and 6 years, respectively;

–  miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Asset and liability warranties received in relation to acquisitions

Under the terms of acquisition agreements between Group companies and the transferors of certain assets, the Group has received warranty clauses relating to assets and liabilities. Nearly all material acquisition agreements provide for caps on these warranties.

At December 31, 2022, the main warranties in effect are as follows:

–  standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which will expire on March 31, 2023 (with respect to general representations and warranties) and September 30, 2028 (with respect to fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group's results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The ongoing commitments at December 31, 2022 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Orange Concessions

Under the terms of the shareholders' agreement signed on March 27, 2021, which became effective on November 3, 2021, with the HIN consortium (made up of La Banque des Territoires, Caisse des Dépôts, CNP Assurances and EDF), Orange has a call option that can be exercised in fiscal year 2026 enabling it to acquire at market value 1% of the voting rights of Orange Concessions, subject to the award of the authorizations.

FiberCo in Poland

Under the terms of the shareholders' agreement with APG Group signed on April 11, 2021, Orange has a call option that can be exercised from fiscal year 2027 giving it the right to purchase at market value 1% of the share capital of Światłowód Inwestycje Sp.z o.o., subject to the award of the authorizations.

Consolidated financial statements 2022	F-122

16.3    Financing commitments

The Group’s main commitments related to financial payables are set out in Note 14.

Orange has pledged (or given as guarantees) certain investment securities and other assets to financial lending institutions or used them as collateral to cover bank loans and credit facilities.

Guarantees granted to some lenders to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

As of December 31, 2022 Orange had no material pledges on its subsidiaries’ securities.

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Assets held under leases	1,134	998	716
Non-current pledged, mortgaged or receivership assets(1)	20	21	20
Collateralized current assets	2	2	2
Total	1,157	1,021	739

(1)	Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 13.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

	Total in statement of	Amount of asset pledged,	Percentage
(in millions of euros)	financial position (a)	mortgaged or receivership (b)	(b)/(a)
Intangible assets, net (excluding goodwill)	14,892	19	—%
Property, plant and equipment, net	31,630	2	—%
Non-current financial assets	977	—	—
Other(1)	34,480	—	—
Total	81,978	20	—%

(1)	This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights-of-use.

Note 17    Mobile Financial Services activities

17.1    Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of the Orange group’s consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and to distinguish the performance of telecom activities from Mobile Financial Services activities performance, the notes on financial assets, liabilities and results are split to reflect these two business scopes.

Thus Note 13 presents the assets, liabilities and results specific to telecom activities and Note 17 focuses on the financial assets and liabilities of Mobile Financial Services, as its financial result is not material.

Consolidated financial statements 2022	F-123

The following table reconciles the balances of assets and liabilities for each of these two scopes (intra-group transactions between telecom activities and Mobile Financial Services are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange	o/w telecom	Note	o/w Mobile	Note	o/w eliminations
	consolidated	activities		Financial		telecom
	financial			Services		activities / mobile
	statements					financial services
Non-current financial assets related to Mobile Finance Services activities	656	—		656	17.1.1	—
Non-current financial assets	977	1,004	13.7	—		(27)	(1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	—
Current financial assets related to Mobile Financial Services activities	2,742	—		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	—		—
Current derivatives assets	112	112	13.8	—	17.1.3	—
Cash and cash equivalents	6,004	5,846	14.3	158		—

Non-current financial liabilities related to Mobile Finance Services activities	82	—		109	17.1.2	(27)	(1)
Non-current financial liabilities	31,930	31,930	13.3	—		—
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,034	—		3,034	17.1.2	—
Current financial liabilities	4,702	4,708	13.3	—		(6)
Current derivatives liabilities	51	51	13.8	—	17.1.3	—

(1)	Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of Mobile Financial Services and therefore of the Group is not material, only Orange Bank data is presented in detail below.

Accounting policies

Since the concept of current or non-current does not exist in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For example, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recorded as current financial assets.

Consolidated financial statements 2022	F-124

17.1.1  Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2022			December 31, 2021	December 31, 2020
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	—	3	3	2
Investments securities	3	—	3	3	2
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	294	3	296	441	540
Debt securities	294	3	296	441	540
Financial assets at fair value through profit or loss	50	—	50	73	94
Investments at fair value	—	—	—	—	—
Cash collateral paid	42	—	42	59	74
Other	8	—	8	14	20
Financial assets at amortized cost	309	2,712	3,021	2,752	2,651
Fixed-income securities	309	1	310	387	579
Loans and receivables to customers	—	2,517	2,517	2,297	2,000
Loans and receivables to credit institutions	—	191	191	66	70
Other	—	2	2	1	2
Total financial assets related to Orange Bank activities	656	2,714	3,370	3,268	3,288

Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss

(in millions of euros)	2022	2021	2020
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the opening balance	441	540	656
Acquisitions	405	732	386
Repayments and disposals	(538)	(839)	(500)
Changes in fair value	(12)	—	1
Other items	—	7	(3)
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the closing balance	296	441	540

(in millions of euros)	2022	2021	2020
Profit (loss) recognized in other comprehensive income during the period	(2)	1	1
Reclassification adjustment in net income during the period	—	—	—
Other comprehensive income related to Orange Bank	(2)	1	1

Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank's accounts into the Group's financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Overdrafts (1)	900	828	802
Housing loans	956	914	869
Investment loans	72	86	129
Installment receivables (2)	519	422	183
Current accounts	28	5	10
Other	42	42	7
Total loans and receivables to customers	2,517	2,297	2,000
Overnight deposits and loans	83	2	—
Loans and receivables	44	45	52
Other	64	19	18
Total loans and receivables to credit institutions	191	66	70

(1)	Since October 2020, Orange Bank has been engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 600 million euros.
(2)	Purchase of Orange Spain receivables.

Consolidated financial statements 2022	F-125

Accounting policies

Financial assets

–  Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and money market UCITS, which are compliant with the Group’s liquidity risk management policy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in value are recorded in profit or loss.

–  Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

–  Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value are recorded in other comprehensive income that may be reclassified to profit or loss. In case of disposal, the cumulative gain (or loss) recognized in other comprehensive income that may be reclassified to profit or loss is then reclassified to profit or loss.

–  Financial assets at amortized cost (AC)

This category primarily comprises various loans and receivables as well as fixed-income securities held for the purpose of collecting contractual flows. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method.

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, lease receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for an expected credit loss. These impairment losses and provisions are recorded as soon as loans are granted, commitments are concluded or bonds are purchased, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are divided into three categories according to the change in credit risk observed since their initial recognition and an impairment loss is recorded on the amount outstanding of each of these categories, as follows:

-  Performing loans: the calculation of expected losses is made on a 12-month basis, and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

-  Impaired loans: if the credit risk has significantly deteriorated since the loans were recorded in the balance sheet, the expected losses, estimated over the duration of the loan, are recognized as an impairment or a provision and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

-  Doubtful loans: impairment or a provision is recognized for the expected loss, estimated over the duration of the loan. The financial income is calculated on the basis of the amount of the instrument net of the impairment.

17.1.2  Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2022	December 31, 2021	December 31,2020
Payables to customers	1,787	1,796	1,883
Debts with financial institutions(1)	837	1,009	885
Deposit certificate	325	356	358
Cash collateral deposit	82	—	—
Other(2)	112	27	30
Total Financial liabilities related to Orange Bank activities(3)	3,143	3,188	3,155

(1)	Including 661 million euros related to TLTRO refinancing.
(2)	Including 85 million euro of rate hedging credit portfolios reassessment.
(3)	Including 110 million euros of non-current liabilities in 2022, 27 million euros of non-current financial liabilities in 2021 and 28 million euros in 2020.

Consolidated financial statements 2022	F-126

Payables related to Orange Bank transactions are composed of customer deposits and bank's payables with credit institutions.

(in millions of euros)	December 31,	December 31,	December 31,
	2022	2021	2020
Current accounts	680	764	949
Passbooks and special savings accounts(1)	1,010	995	908
Other	97	37	26
Total payables to customers	1,787	1,796	1,883
Term borrowings and advances	700	667	615
Securities delivered under repurchase agreements	137	331	270
Other	—	11	—
Total debts with credit institutions	837	1,009	885
(1)At the end of December 2022, 42 million euros had been centralized at Caisse des Dépôts.

17.1.3Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2022 set up by Orange Bank concern the following interest rate swaps:

–  1,203 million euros in notional value (of which 374 million euros maturing in 2023, 208 million euros maturing between one and five years and 622 million euros at more than five years), macro-hedging credit portfolios (lease property restructuring, consumer credit and spread payments). The fair value of these derivatives at December 31, 2022 is 85 million euros;

–  210 million euros in notional value hedging a portfolio of French inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l’inflation française - OATi) of the same amount and maturity, i.e. 2023. The fair value of these swaps at December 31, 2022 is (57) million euros;

–  124 million euros in notional value (of which 24 million euros maturing in 2023 and 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds OAT (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2022 is (20) million euros;

–  20 million euros in notional value hedging a portfolio of French fungible Treasury bonds OATie (Obligations Assimilables du Trésor indexées sur l’inflation des prix de la zone euro – OAT) index-linked to consumer prices harmonized within the euro zone of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2022 is 1.7 million euros;

–  5 million euros in notional value hedging a portfolio of securities maturing in 2028, whose fair value at December 31, 2022 is 2 million euros.

The ineffective portion of these hedges recognized in profit or loss in 2022 is not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedging of its issues through interest rate swaps which, at the end of 2022, represented:

–  219 million euros in notional value (including 33 million euros maturing in 2023, 176 million euros maturing between one and two years and 10 million euros maturing in 2027), hedging negotiable debt securities issued by the bank, the fair value of which was 8 million euros at December 31, 2022.

Trading derivatives

–  Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was 0.5 million euros at December 31, 2022. The net effects of this economic hedge on profit or loss are not material;

–  Orange Bank has a portfolio of trading swaps with a total notional value of 16 million euros (of which 6 million euros maturing within five years and 10 million euros at more than five years) and a total fair value of (0.3) million euros at December 31, 2022;

–  Orange Bank has set up interest rate futures with a notional amount of 1 million euros. The notional amount of these derivatives only gives an indication of the volume of outstanding contracts on the financial instrument markets and does not reflect the market risks associated with such instruments or the notional value of the hedged instruments. The net effects of this economic hedge on profit or loss are not material.

17.2    Information on market risk management with respect to Orange Bank activities

Orange Bank has its own risk management system in accordance with banking regulations. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution – ACPR) and must at all times comply with a capital requirement in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to most of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR. The most significant of these risks are:

–  credit risk and counterparty risk: the risk of loss incurred in the event of default by a counterparty or counterparties considered as the same beneficiary;

Consolidated financial statements 2022	F-127

–  liquidity risk: the risk that the company will not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

–  operational risk: the risk resulting from an inadequacy or failure due to procedures, employees or internal systems or to outside events, including events that are unlikely to occur but that would incur a high risk of loss. Operational risk includes the risk of internal and external fraud and IT risk;

–  interest rate risk: the risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risk;

–  non-compliance risk: the risk of judicial, administrative or disciplinary sanctions, material financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities.

–  concentration risk: the risk arising from excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

−market risk: the risk of loss due to movements in market product prices.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and of the Council of June 26, 2013.

Orange Bank is not involved with complex products. For market transactions, the bank’s Executive Committee sets the limits while the Risk Management Department monitors compliance with these limits and the quality of the authorized signatories.

In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, to identify and asset its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular titles IV and V of the Ordinance of November 3, 2014, the bank’s Executive Committee, on the recommendation of the Risk Management Department, establishes the institution’s risk policy, which is formalized through the risk appetite framework, and ensures its proper implementation.

The Risk Management Department analyzes and monitors risk, carries out the necessary controls and produces reports for various committees: The Credit Committee (management of credit and counterparty risk), the Risk and Audit Committee (management of operational risks), the Financial Security and Compliance Committee (management of non-compliance risk), the ALM Committee (management of market, interest rate and liquidity risk) and the Executive Committee.

17.2.1Credit risk and counterparty risk management

Since July 2022, Orange Bank has began migrating its consumer credit distribution platform, previously hosted by Franfinance (Société Générale Group), to Younited Credit. The roll-out is expected to be completed in 2023. The bank will thus benefit from new technologies for credit risk management (risk-based pricing, open banking scoring, anti-fraud tools).

At the end of December 2022, the cost of risk of Orange Bank amount to 42 million euros, including 6 million euros in France and 35 million euros in Spain. Excluding exceptional adjustments (reversal of Covid provisions or review of models), the cost of risk is 14 million euros for France and 32 million euros for Spain.

In France, the cost of risk is mainly concentrated in demand deposit accounts due to the increase in outstanding debit balances and the increase in the number of accounts managed by the bank.

In Spain, the cost of risk is mainly related to the increase in Orange Spain’s mobile handset financing outstandings from 469 million euros at December 31, 2021 to 594 million euros at December 31, 2022.

The bank has also continued to review provisioning models to adapt them to the new configuration of the credit portfolio and to recent crises. This led to an adjustment of provisioning levels at December 31, 2022 in order to take better account of the current macroeconomic context (war in Ukraine, rising interest rates, inflation).

The bank has thus reviewed the forward-looking impact on its provisions, which amount to 3 million euros in France and 4 million euros in Spain at the end of 2022, compared with 11 million euros in 2021 (provision related to the Covid-19 crisis), leading to an overall reversal of 4 million euros.

17.2.2Market and interest rate risk management

Orange Bank does not carry out proprietary trading operations. Its market activity mainly consists of investments to optimize liquidity management and purchases of interest rate hedges.

The value of the securities portfolio continues to decrease in line with the bank’s strategy, market risk indicators remain stable and the associated risks are not material.

Consolidated financial statements 2022	F-128

Fixed-interest securities in investment portfolios are hedged. Orange Bank has no exposure classified as trading book. Interest rate risk, after the capital increase in November 2022, is less than 3% of CET1 (Common Equity Tier 1 capital). Finally, the basic risk is not material.

17.2.3Liquidity risk management

In 2022, Orange Bank continued to manage its liquidity in a prudent manner. At the end of December 2022, the net stable funding ratio (NSFR) is 133% and the LCR (short-term liquidity coverage ratio) reaches 373%. Nevertheless, 2022 was characterized by the increase in the liquidity deficit related to customer transactions. These increased from 640 million euros in early 2022 to 855 million euros at the end of December 31, 2022. The changes in this deficit can mainly be explained by loan production, while customer deposits are down, due to the extinctive management of certain portfolios (especially the enterprise activity).

Orange Bank stepped up the diversification of its financing sources in anticipation of the growth in loan production and the slowdown of the ECB’s TLTRO programs, notably by entering into a partnership with Raisin.

17.2.4Operational risk management

At bank level, the operational risk guidance scope covers:

–  operational risks carried by all the bank's activities (management, operating and support activities);

–  operational risks from essential service providers.

Operational risk is managed by the permanent control and operational risk director, who reports to the Risk, Control and Compliance Director, who in turn reports directly to an effective Orange Bank staff manager.

The bank’s operational risk management system is based on the collection of operational incidents and losses, risk mapping, scenario analyses and key risk indicators managed by the operational risk department and monitored within the context of the bank’s risk appetite. A record is kept of all of the bank’s operational incidents (proven risks), including IT, IT security and non-compliance risk. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

Where non-compliance incidents are identified, the Operational Risks Department notifies the Compliance Department, which is responsible for monitoring and managing them.

The operational losses sustained by the entity in 2022 amounted to 2.3 million euros. They amounted to 1.3 million euros in 2021 and 1.4 million euros in 2020. The losses recorded in 2022 are mainly due to external fraud, as well as IT incidents, execution errors and commercial disputes. This change in the bank’s operational risk profile is a result of the diversification of the business and the numerous projects launched by the entity. Action plans have been defined jointly with the business lines to strengthen operational risk management while optimizing the bank’s processes to increase their resilience to the different types of risk mentioned above.

17.2.5Non-compliance risk management

Orange Bank’s Compliance function is part of the Compliance, Financial Security and Investment Services Compliance Department, whose Director is a member of the Executive Committee. This function is impartial and independent from the operational business lines to safeguard its objectivity. It is also a local function responsible for ensuring that all of the bank’s business lines adhere to the compliance system.

The main mission of Compliance is to oversee the management of non-compliance risk. It ensures that the level of non-compliance risk to which Orange Bank is exposed is compatible with the guidelines and policies set by the Board of Directors in this area, as well as with the overall limits for financial, non-financial and operational risk (e.g. reputational risk, regulatory sanctions, etc.).

In this context, Compliance implements all actions aimed at ensuring compliance with the requirements of external and internal standards (organization, processes, procedures). These actions take place along the entire value chain, from the execution of transactions by the various business lines to their monitoring by Compliance.

As the first level of control, employees and their superiors identify the risks arising from their activity and comply with the procedures and limits set out in the General Procedures and operating procedures. They are in particular responsible for:

−implementing operational controls and first-level controls that can be formalized, tracked and reported on;

−formalizing and verifying compliance with the procedures for processing transactions, detailing the responsibilities of those involved and the types of controls carried out;

−verifying the compliance of transactions;

−implementing the recommendations drawn up by the second-level control functions for the first-level control system;

−reporting to and alerting second-level control functions. As the second level of control, Compliance verifies in particular that the risks have been identified, assessed and managed by the first level of control in accordance with the rules and procedures in place.

In particular, Compliance is responsible for overseeing:

−the compliance of transactions executed by employees in accordance with the laws, regulations and professional standards;

−the implementation of compliance recommendations by first-level control;

−the adoption and monitoring of remedial action plans where non-compliance risks have been identified.

In addition, the compliance function within Orange Bank mainly consists of:

−producing and updating internal standards and procedures within its remit;

−advising and assisting operational business lines in their decision-making;

−raising awareness and training all employees on compliance issues, depending on the transactions they execute;

−reporting regularly to the supervisory authorities;

−regularly assessing non-compliance risk, mapping risks and fulfilling its duty to alert General Management;

Consolidated financial statements 2022	F-129

−monitoring changes in the laws and regulations in coordination with the legal department in order to incorporate new standards into internal processes (general policies, charters, codes and operating procedures) and to inform employees and the various business lines of these changes;

−verifying, as a second-level control function, the implementation of administrative, legislative and regulatory provisions as well as professional or internal standards.

Compliance also covers the areas of financial security and data protection, which are, from an organizational viewpoint, managed by the Head of Financial Security, who reports to the Director of Compliance, Financial Security and Investment Services Compliance.

In relation to training and raising employee awareness, the Human Resources Department training unit, in conjunction with Compliance, establishes and monitors employee training courses, which are the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2022, 29 new employees participated in mandatory training provided in person (or via video conference due to the Covid crisis) by the Compliance Manager. Similarly, 69 new employees also received training in the fight against money laundering and terrorist financing. Furthermore, training programs on real estate loans, consumer credit and the claims management system are provided to the employees concerned.

17.2.6Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

–  maturity-by-maturity for amortizable transactions;

–  for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

–  since the derivatives are interest rate swaps and futures, they are not subject to any exchange of notional amounts. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31,	2023	2024 to	2028
		2022		2027	and beyond
Investments securities	17.1.1	3	—	3	—
Debt securities	17.1.1	296	272	19	5
Investments at fair value	17.1.1	—	—	—	—
Fixed-income securities	17.1.1	310	86	89	136
Loans and receivables to customers	17.1.1	2,517	524	689	1,304
Loans and receivables to credit institutions	17.1.1	191	191	—	—
Other financial assets and derivatives		168	59	18	91
Total financial assets		3,485	1,132	818	1,536
Payable to customers	17.1.2	1,787	1,787	—	—
Debts with financial institutions	17.1.2	837	776	60	—
Deposit certificate	17.1.2	325	119	206	—
Other financial liabilities and derivatives		256	224	—	32
Total financial liabilities		3,205	2,906	266	32

17.2.7  Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)			December 31, 2022
		Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9 (1)	value	fair value	and cash
Loans and receivables	17.1.1	AC	2,708	2,708	—	2,708	—
Financial assets at amortized cost	17.1.1	AC	313	313	313	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	50	50	50	—	—
Debt securities	17.1.1	FVOCIR	296	296	296	—	—
Investments securities	17.1.1	FVOCI	3	3	3	—	—
Cash and cash equivalent(2)	17.1	AC	79	79	79	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,143)	(3,143)	—	(3,143)	—
Derivatives (net amount)(3)	17.1.3		54	54	—	54	—

(1)

"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)	Includes only cash.
(3)	The classification for derivatives depends on their hedging qualification.

(in millions of euros)			December 31, 2021
		Classification	Book value	Estimated	Level 1 and	Level 2	Level 3
		under IFRS		fair value	cash
		9(1)
Loans and receivables	17.1.1	AC	2,363	2,363	—	2,363	—
Financial assets at amortized cost	17.1.1	AC	387	387	387	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	—	—
Debt securities	17.1.1	FVOCIR	441	441	441	—	—
Investments securities	17.1.1	FVOCI	3	3	3	—	—
Cash and cash equivalent(2)		AC	360	360	360	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	—	(3,188)	—
Derivatives (net amount)(3)			(58)	(58)	—	(58)	—

(1)	"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".
(2)	Includes only cash.
(3)	The classification for derivatives depends on their hedging qualification.

Consolidated financial statements 2022	F-130

(in millions of euros)			December 31, 2020
		Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9(1)	value	fair value	and cash
Loans and receivables	17.1.1	AC	2,070	2,070	—	2,070	—
Financial assets at amortized cost	17.1.1	AC	581	580	580	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	94	94	94	—	—
Debt securities	17.1.1	FVOCIR	540	540	540	—	—
Investments securities	17.1.1	FVOCI	2	2	2	—	—
Cash and cash equivalent(2)		AC	254	254	254	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,155)	(3,155)	—	(3,155)	—
Derivatives (net amount)(3)			(75)	(75)	—	(75)	—

(1)	"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".
(2)	Includes only cash.
(3)	The classification for derivatives depends on their hedging qualification.

17.3    Orange Bank’s unrecognized contractual commitments

As at December 31, 2022, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Financing commitments (1)	53	88	87
Guarantee commitments	5	6	8
On behalf of financial institutions	3	4	4
On behalf of customers	2	2	3
Property lease commitments	—	—	—
Total	59	94	94

(1)	Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted.

Commitments received

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Received from financial institutions (1)	932	871	770
Received from customers	76	88	102
Total	1,008	959	872
(1)	Corresponds to guarantees received from Crédit Logement to counter-guarantee the real estate loans distributed.

Assets covered by commitments

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Assets pledged as security to lending financial institutions as guarantees for bank loans(1)	726	848	1,160
Total	726	848	1,160

(1)Corresponds to securities pledged by Orange Bank to financial lending institutions as guarantees for bank loans.

Note 18    Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social security administrations over tax, income taxes or social security contributions. These disputes are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2022, the provisions for risks recorded by the Group for all its disputes (except those presented in Notes 6.2 and 10.3) amount to 387 million euros (versus 405 million euros at December 31, 2021 and 525 million euros at December 31, 2020). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 5.2.

Consolidated financial statements 2022	F-131

France

Mobile services

–  After Orange was found guilty by the French Competition Authority in December 2009 for having engaged in anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana, Digicel and Outremer Telecom brought actions for damages before the Commercial Court of Paris. The dispute with Outremer Telecom was closed following the judgment handed down in May 2017 by the Paris Court of Appeal, which set the amount of the fine to be paid to Outremer Telecom at 3 million euros, noting, inter alia, that the damages should be discounted at the statutory rate of interest.

–  In December 2017, the Commercial Court of Paris ordered Orange to pay Digicel the sum of 180 million euros (to discount from March 2009 until the date of payment at a higher rate of interest than the statutory rate ordered by the Paris Court of Appeal in the Outremer Telecom dispute), i.e. a total of 346 million euros. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange was refunded 97 million euros and filed an appeal with the French Supreme Court. The proceedings are ongoing.

Fixed services

–  Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the “enterprise” market segment on December 17, 2015, several players (including Céleste and Adista) filed actions for damages against Orange. Céleste withdrew its claim for damages before the Commercial Court of Paris, which duly noted this withdrawal on June 29, 2022. This dispute is now closed. Only the investigation of Adista against Orange is ongoing.

–  In their dispute over the reimbursement of overpayments for interconnection services provided by Orange, Orange and Verizon have entered into a memorandum of understanding that, among other things, ends this dispute. Verizon withdrew its claim before the Paris Court of Appeal on April 8, 2022. This dispute is now closed.

–  In the dispute between Orange and SFR over fixed telephony retail offers for second homes, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR has filed another appeal with the French Supreme Court. The proceedings are ongoing.

–  On April 16, 2021, Bouygues Telecom brought an action against Orange before the Paris Judicial Court concerning the quality of service of its wholesale offers for an amount of 78 million euros for alleged losses, since revalued at 81 million euros. Orange considers these claims to be unfounded

Other proceedings in France

–  In June 2018, Iliad brought summary proceedings against Orange before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case, and Iliad claims amount to 790 million euros, what Orange disputes. On 9 February 2023, the Paris Commercial Court has handed down a ruling that orders Bouygues Telecom to pay Free Mobile damages in a proceeding relating to mobile telephony offers so-called “subsidized offers”. With respect to its own offers, Orange considers that the particularities of its file and the arguments put forward and other elements relating to the follow-up of the legal procedure are likely to lead to a different assessment by the Court.

–  Orange Bank is involved in a historical dispute in which the plaintiffs are claiming a total of approximately 310 million euros for the financial loss they claim to have suffered. As the Group believes these claims to be without merit and is strenuously challenging them, it has not recognized any financial liability.

Consolidated financial statements 2022	F-132

–  In August 2020, ASSIA brought an action against Orange SA before the Paris Judicial Court for the alleged infringement of two patents relating to dynamic xDSL line management. ASSIA is seeking an advance payment of damages of 500 million euros as compensation for its financial loss, which it estimates at 1,418 million euros. Orange SA considers its claims to be unfounded and is challenging them. The proceedings are currently being examined by the judges deciding on the merits of the case.

–  The Evaluation and Compensation Committee, set up during the France Télécom “social crisis” trial, has completed its analysis and processing of the claims received. It assigned the review of certain claims considered to be outside its remit to Group experts assisted by two members of the Evaluation and Compensation Committee.

United Kingdom

–  In December 2018, the directors of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a complaint against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (for an unquantified amount) is currently being challenged in the UK courts. Orange vigorously challenges the allegations raised by Phones 4U which include collusion between the various operators.

Poland

–  In 2015, the Polish operator P4 filed two compensation claims for a total of 630 million zlotys (135 million euros) jointly against three operators (including Orange Polska and Polkomtel), seeking compensation for the loss it claimed to have suffered as a result of the retail rates that these three operators charge for calls to P4’s network.

Regarding the first compensation claim of P4’s opponents for 316 million zlotys (68 million euros), in January 2022 the Polish Supreme Court dismissed Polkomtel’s appeal against the Court of Appeal’s decision which had reversed the judgment of the court dismissing P4’s claim. The proceedings are ongoing.

Regarding the second compensation claim by P4 for 314 million zlotys (67 million euros), it has been suspended pending the settlement of the first claim.

Romania

–  In the dispute between Orange Romania and the Romanian Competition Council for discriminatory practices in the mobile payment and advertising markets for the amount of 65 million lei (13 million euros), the Competition Council has appealed to the Supreme Court after the Court of Appeal reversed its decision on June 24, 2021. The first hearing is scheduled for June 21, 2023.

Africa & Middle-East

–  A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator, Korek Telecom, on the other. These disputes, which concern various breaches of contractual documents, are the subject of pre-litigation proceedings and arbitral and judicial proceedings in various countries. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Management of the companies in Erbil (Iraqi Kurdistan) implemented the 2014 decision of the Iraqi regulatory authority (CMC) to cancel the partnership dated March 2011 between the operator Korek Telecom, Agility and Orange and to restore the shareholding structure of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was thus unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

–  In Jordan, the telecommunication operator, Zain, brought legal action against Jordan Telecommunications Company (Orange Jordan) for failure to open geographical numbers allocated by the Jordanian regulator in application of the interconnection agreement entered into by Zain and Orange Jordan, pursuant to which Zain considers that it has suffered an estimated loss of 250 million Jordanian dinars (329 million euros). In September 2021, the Amman Court of First Instance (judiciary order) ordered a legal expert report to establish whether the amount of the late payment interest requested by Zain had been calculated in accordance with the rules detailed in the interconnection agreement and whether the arbitration clause in the agreement was applicable. In June 2021, the Jordanian Supreme Court ruled on the petition by Orange Jordan for the judiciary courts to decline jurisdiction, considering that the arbitration clause applied to the lawsuit. In November 2021, this ruling was confirmed by the Court of Appeal which rejected Zain’s petition. Zain has filed another appeal with the Supreme Court. The proceedings are ongoing.

–  In the dispute between Orange Mali and Remacotem (unlawful billing of calls diverted to voicemail), in November 2021 the Bamako Court of Appeal ordered Orange Mali and the Mali telecoms company (Sotelma-Malitel SA) to pay Remacotem the sum of 176 million euros. Following this judgment, Remacotem carried out several seizures of receivables, which were challenged by Orange Mali before the court responsible for enforcement. In May 2022, the Bamako Court of Appeal confirmed the annulment of these seizures and granted the operators a six-month grace period which expired on November 7, 2022. In the intervening period, since the seizures of the receivables had been deemed inadmissible, in August 2022 Remacotem obtained preventive attachments, which Orange Mali again challenged. On November 7, 2022, the Court of First Instance of Bamako granted Orange Mali and Sotelma-Malitel SA an additional four-month grace period. In parallel, proceedings are ongoing before the Supreme Court.

In order to provide its telecommunication services, the Group sometimes uses the fixed assets of other parties. The terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

Consolidated financial statements 2022	F-133

Other than proceedings that may be initiated in respect of disputes between Orange and the tax or social security authorities over tax, income taxes and social security contributions (see Notes 6.2 and 10.3), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19    Subsequent events

Acquisition of OCS and Orange Studio by Canal+ Group

Orange and the Canal+ Group have announced on January 9, 2023 the signature of a memorandum of understanding anticipating the acquisition by the Canal+ Group of all capital held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

The operation will be notified to the French Competition Authority.

Note 20    Main consolidated entities

At December 31, 2022, the scope of consolidation consisted of 384 entities.

The main changes in the scope of consolidation in 2022 are presented in Note 3.2.

Regarding subsidiaries with minority interests:

–  the financial statements for the groups Orange Polska, Jordan Telecom, Orange Belgium, Sonatel and, since December 30,2022, Orange Côte d'Ivoire are published, respectively, at the Warsaw Stock Exchange, the Amman Stock Exchange, the Brussels Stock Exchange and the regional stock exchange (BRVM), those companies being quoted;

–  the other subsidiaries do not make up a material proportion of Orange’s financial aggregates and their financial information is not presented in the Notes to Consolidated Financial Statements of the Orange's group.

Pursuant to Regulation No. 2016-09 of December 2, 2016 of the ANC (Autorité des normes comptables financières - French accounting standards authority), the full list of companies included in the scope of consolidation, companies not included in the scope of consolidation and non-consolidated equity securities is available on the Group’s website (https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a).

Consolidated financial statements 2022	F-134

The list of the principal operating entities shown below was determined mainly based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Générale de Téléphone	100.00	France
Orange SA - France Business Unit	100.00	France
Orange Caraïbe	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France

Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.41	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Romania Communications and its subsidiary	53.58	Romania
Orange Slovensko	100.00	Slovakia

Africa & Middle-East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom and its subsidiaries (2)	49.00	Morocco
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d'Ivoire and its subsidairies	72.50	Côte d'Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.60	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal

Enterprise	% Interest	Country
Orange SA - Enterprise Business Unit	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	France
Orange Cyberdefense and its subsidiaries	100.00	France
Globecast Holding and its subsidiaries	100.00	France

International Carriers & Shared Services	% Interest	Country
Orange SA - IC&SS Business Unit	100.00	France
FT IMMO H	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France

Totem	% Interest	Country
Totem France	100.00	France
Totem Spain	100.00	Spain

(1)	Orange Concessions is consolidated using the equity method.
(2)	Orange SA controls and consolidates Médi Telecom and its subsidiaries through a 49% equity interest and a 1.1% usufruct.
(3)	Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

Consolidated financial statements 2022	F-135

Note 21    Decision of the IFRS IC concerning IAS 19 "Employee Benefits" on the calculation of obligations relating to certain defined benefit pension plans

The IFRS Interpretations Committee (IC) was asked to comment on the calculation of defined benefit pension plans for which the granting of rights is conditional on the employee's presence in the Group at the time of retirement (with loss of all rights in the event of early retirement) and for which the rights depend on seniority, while being capped at a certain number of years of service. For plans reviewed by the IFRS IC, the cap may be reached at a date prior to retirement.

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

The required information on employee benefits is presented in Note 6.2.

–  Effects on the consolidated statement of financial position:

(in millions of euros)	January 1,	Effects	January 1,	2019	Effects	December 31,	2020	Effects	December 31,
	2019	of IFRS	2019	variation	of IFRS	2019	variation	of IFRS	2020
		IC	restated		IC	restated		IC	restated
		decision	data		decision	data		decision	data
Assets
Deferred tax assets	2,893	(40)	2,853	(1,901)	(12)	940	(261)	(5)	674
Total non-current assets	82,446	(40)	82,406	(693)	(12)	81,701	886	(5)	82,582
Total assets	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676

Liabilities
Equity attributable to owners of the parent company	30,671	114	30,785	1,054	35	31,875	2,670	13	34,557
o/w reserves	(2,060)	114	(1,946)	985	—	(961)	2,927	—	1,966
o/w other comprehensive income	(571)	—	(571)	69	35	(467)	(257)	13	(711)
o/w deferred tax	232	—	232	(16)	(12)	203	(4)	(5)	195
o/w actuarial gains and losses	(504)	—	(504)	(107)	48	(563)	(33)	18	(579)
Equity attributable to non-controlling interests	2,580	—	2,580	107	—	2,687	(44)	—	2,643
Total Equity	33,251	114	33,364	1,161	35	34,561	2,626	13	37,200
Non-current employee benefits	2,823	(153)	2,670	(269)	(48)	2,353	(351)	(18)	1,984
Total non-current liabilities	39,644	(153)	39,491	4,917	(48)	44,360	(2,160)	(18)	42,182
Total equity and liabilities	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676

Consolidated financial statements 2022	F-136

Note 22    Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)		Audit and related services					Other services	Total
		Statutory audit fees, certification,		Services required		Sub-total	rendered by
		auditing of the accounts		by the law			auditors' networks to
		o/w issuer		o/w issuer			fully-consolidated
Deloitte							subsidiaries
2022		8.8	4.6	—	—	8.8	0.3	9.1
	%	96%	50%	—%	—	97%	3%	100%
2021		8.2	4.6	—	—	8.2	0.1	8.4
	%	98%	55%	—%	—	99%	1%	100%
KPMG
2022		10.9	4.3	0.1	—	11.0	0.9	11.9
	%	92%	36%	1%	—	92%	8%	100%
2021		9.9	4.4	0.2	0.2	10.1	0.4	10.5
	%	94%	42%	2%	2%	96%	4%	100%
2020		10.2	5.1	0.5	0.2	10.7	0.1	10.8
	%	94%	47%	5%	2%	99%	1%	100%
EY
2022		—	—	—	—	—	—	—
2021		—	—	—	—	—	0.4	0.4
	%	—	—	—	—	—	100%	100%
2020		10.0	5.2	—	—	10.1	0.4	10.5
	%	96%	50%	—%	—%	96%	4%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

Consolidated financial statements 2022	F-137